Form 20-F
period 2001-03-31
NATIONAL GRID GROUP PLC
filed 2001-06-18
CIK 1004315

As filed with the Securities and Exchange Commission on June 18, 2001 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2001
or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from to

1-4315
(Commission file number)

NATIONAL GRID GROUP plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

15 Marylebone Road
London NW1 5JD
England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered

American Depositary Shares	The New York Stock Exchange
Ordinary Shares of 11 13/17 p each	The New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2001:
Ordinary Shares of 11 13/17 p each	1,485,034,204
Special Rights Redeemable Preference Shares of £1	1
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes     No

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 Item 18

National Grid Group plc 15 Marylebone Road London NW1 5JD	Annual Report and Form-20F 2000/01

Chairman’s statement	1
Group Chief Executive’s review	4
Operating and financial review	10
Electricity networks –
England and Wales	11
United States	16
Other electricity businesses and projects	24

Forward-looking statements
In order to utilise the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995, National Grid is providing the following cautionary statement.

This Annual Report contains certain forward-looking statements with respect to the financial condition, results of operations and business of National Grid and certain of the plans and objectives of National Grid with respect to these items. These include statements made in the operating and financial review on pages 10 to 39 with regard to management aims and objectives; planned expansion; investment or other projects; the date on which an investment or acquisition is scheduled or expected to be completed; and the time at which and extent to which a project or series of projects is expected to contribute to National Grid’s earnings. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual results and developments could differ materially from those expressed or implied by these forward-looking statements. This could happen because of, among other things:

  changes in economic conditions in the UK, the US and internationally;

  regulatory policies adopted by authorities in the UK, the US, the European Union or other jurisdictions;

  movements in the share price of Energis plc; and

  expected synergies from the acquisition of Niagara Mohawk failing to materialise.

See also “Risk factors” on page 92.

Definitions
References to “National Grid”, “NGG” or the “Group” in this Annual Report are to National Grid Group plc and its subsidiaries, or to any of them, as the context may require.

The terms “shares” and “ordinary shares” refer to National Grid ordinary shares of 11 13/17 pence each. References to “ADRs” are to American Depositary Receipts and references to “ADSs” are to American Depositary Shares, each of which represents the right to receive five ordinary shares and which are evidenced by American Depositary Receipts.

References to “pound(s) sterling” or “£”, “pence” or “p” are to United Kingdom (UK) currency. References to “US$”, “$”, “US dollars” or “dollars” are to United States (US) dollars. References to “financial” years refer to National Grid’s financial years ending on 31 March of the year indicated.

National Grid publishes its accounts in pounds sterling. Unless otherwise specified, pound sterling amounts in this Annual Report have been translated into US dollars at the rate of £1.00 = $1.42 (the 4.00 pm London closing rate on 30 March 2001, the last day of trading in the 2000/01 financial year, as quoted in the Financial Times on 31 March 2001). These translations do not mean that the pound sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rate.

Chairman’s statement	1

Total operating profit*

00/01 £731.9m $1,039.3m

99/00 £546.5m
98/99 £579.9m
97/98 £535.8m
96/97 £656.4m

* Before exceptional integration costs and goodwill amortisation

Profit for the year (after tax and minority interests)*

00/01 £390.4m $554.4m

99/00 £358.5m
98/99 £341.1m
97/98 £340.6m
96/97 £421.1m

* Before exceptional items and goodwill amortisation

National Grid has once more completed a year characterised by solid performance of our existing businesses and steady growth, driven by further expansion in the US.

Financial highlights

Total operating profit for 2000/01, before exceptional integration costs and goodwill amortisation, increased 34 per cent to £731.9 million. Profit after tax and minority interests, excluding exceptional items and goodwill amortisation, was up 8.9 per cent to £390.4 million.

Basic earnings per share, excluding exceptional items and goodwill amortisation, increased 2.2 pence to 26.5 pence. If telecoms start-up losses are also excluded, earnings per share were up 7.6 pence to 35.9 pence, an increase of 27 per cent. This figure gives the best indication of the performance of our core electricity businesses for the year.

The Directors are recommending a final ordinary dividend of 9.03 pence per share, which brings the total ordinary dividend for the year to 15.08 pence per ordinary share, an increase of 8.2 per cent (5 per cent in real terms). If approved, the final dividend will be paid on 15 August 2001 to shareholders on the share register on 1 June 2001.

Our confidence in our ability to continue delivering value to you, our shareholders, led us to announce our aim to increase dividends per share by 5 per cent real in each of the next five years. This attractive dividend policy, coupled with our strategy for growth, compares well with utilities in both the UK and the US.

2	Chairman's statement continued

Basic earnings per share*

00/01 26.5p 37.6¢

99/00 24.3p
98/99 23.3p
97/98 20.2p
96/97 24.7p

* Excluding exceptional items and goodwill amortisation

Ordinary dividends per share

00/01 15.08p 21.4¢

99/00 13.94p
98/99 13.07p
97/98 12.07p
96/97 11.13p

Share price performance and Total Shareholder Return (TSR) were affected by general market conditions and our exposure to the telecoms sector. While our TSR was negative at minus 2.6 per cent, our returns still outperformed those of the FTSE 100 and FTSE All-Share Indices, both of which fell in value by more than 10 per cent during the year. Since flotation in 1995, we have delivered Total Shareholder Return of more than 200 per cent.

Exceptional net profits of £453.1 million have increased our equity, which gives us the flexibility to increase the cash component of the offer for Niagara Mohawk from the one-third initially proposed to about 50 per cent. This means we may be able to issue fewer new shares upon completion of the merger.

Performance highlights

The year’s highlights include a strong performance from our US electricity business in its first full year and continued delivery on our US strategy through the proposed acquisition of Niagara Mohawk. In the UK, the completion of a satisfactory regulatory review gives us a stable framework for our transmission business over the next five years. Despite larger than expected losses, Intelig’s performance is improving and our other telecommunications ventures are progressing satisfactorily.

Strategy and growth highlights

Our strategy remains to design, build, operate and own reliable and efficient electricity and telecoms networks and to grow by transferring our electricity network skills to new electricity markets and to the telecoms sector.

In electricity, we continue to expand our transmission and distribution businesses, with the focus on the US where we can earn higher returns than in the UK. The proposed £2 billion ($3 billion) acquisition of Niagara Mohawk – our third and largest US acquisition based on service area and number of customers – will make National Grid the leading US electricity business focused exclusively on transmission and distribution. The stable and cash-generative nature of our US, UK and other electricity businesses supports earnings and dividend growth.

In telecoms, we have concentrated this past year on our start-up joint ventures, focusing on the wholesale and rapidly growing corporate markets. These ventures require the network construction and management skills on which National Grid has built its reputation and which we first transferred to the telecoms sector with Energis. They are important because, although loss-making and cash-absorbing in the early years, they offer the prospect of capital appreciation in the longer term.

Board changes

Roger Urwin, who has run the UK and European business for the last five years, took over as Group Chief Executive on 1 April 2001. As a Group Director, Roger has been actively involved in our diversification and development since flotation, including the move into the US. Our strategy under Roger is unchanged and, while he is providing continuity, he is also in a position to inject his own vigour and energy into the role of Chief Executive.

Roger succeeded David Jones, who retired at the end of March. In his seven years at the helm of the Company, David led our transformation from an electricity utility totally dependent upon UK regulation into a leading international electricity and telecoms networks company. David is highly respected for his vision, determination and integrity. We wish him the very best in his retirement.

We are extremely pleased that Steven Holliday has joined the Board, replacing Roger as Group Director, Europe and Chief Executive of the UK business. His career includes serving as an Executive Director of British Borneo Oil and Gas and nearly 20 years at Exxon. He brings to the Company the right combination of operational experience and international business development acumen.

Group turnover from continuing operations

00/01 £3,799.7m $5,395.6m

99/00 £1,614.7m
98/99 £1,514.2m
97/98 £1,519.3m
96/97 £1,369.5m

Interest cover*

00/01 2.9 times

99/00 8.4 times
98/99 4.9 times
97/98 8.7 times
96/97 11.1 times

* Excluding exceptional items and goodwill amortisation

Along with Stephen Box, Group Finance Director, and Rick Sergel, Group Director in charge of our North and South American electricity businesses, we have a superb executive team.

Sadly, Wob Gerretsen, an Executive Director since 1995, died in October 2000. Wob is missed as a colleague and friend.

Looking forward

National Grid’s outlook for continued success and growth is positive. By continuing to exploit our assets and asset management strengths in our existing markets and by carefully choosing new markets in which we can apply our core network skills, we are confident we can continue to deliver solid performance, controlled growth and attractive shareholder returns.

4	Group Chief Executive's review

UK Transmission

Owns and operates the electricity transmission network in England and Wales created at privatisation in 1990, floated as independent company in 1995
  4,500 miles of overhead transmission line
  400 miles of underground cable
  controllable costs cut by 57% in real terms since 1991/92
  25 GW of new generation connected to network since 1990

When National Grid was created in 1990, your Company was at the heart of the newly-restructured UK electricity industry. In the 11 years since, our fundamental objective has always remained to ensure secure and reliable electricity supplies wherever we operate.

With our expansion of the past few years, our operational objective has broadened to include the provision of electricity distribution and telecommunications networks, in addition to electricity transmission networks.

Electricity

Virtually all of the year’s £731.9 million operating profit before exceptional integration costs and goodwill amortisation came from the UK and US electricity businesses. UK Transmission operating profit was £486.3 million, while that of our US business was £293.6 million before exceptional integration costs and goodwill amortisation. Performance in the US was boosted by a growth in electricity deliveries of 2.4 per cent over the same period last year, reflecting a strong New England economy.

We sold our market services companies, ESIS, EPFAL, Datum Solutions and Teldata this year, because the services they provide no longer fit with our emphasis on network infrastructure. We also sold non-core businesses AllEnergy, EUA Ocean State Corporation and EUA Cogenex in the US.

UK Transmission
 UK Transmission remains an important source of profits and expertise. Benchmarking shows that our employees continue to perform amongst the world’s best when it comes to operating a transmission system of this size and complexity. Winter peak system availability was 98.8 per cent and a record demand of 51,012 megawatts was met on 16 January 2001.

On 1 April 2001, we began a new price control, giving our UK operations relative stability for the next five years. The resulting regulatory framework combines continued opportunity for profit with demanding cost reduction and efficiency targets, which we intend to meet through organisational streamlining, rationalising our property holdings and using new technology to help us to do business in a more cost-effective way.

New electricity trading arrangements came into effect on 27 March 2001, fundamentally changing the way power is traded in England and Wales (see page 13).

NEES and EUA acquisitions
In March 2000, we completed the acquisition of NEES for £2 billion and in April 2000 the acquisition of EUA for £0.4 billion. Subsequently, computer systems containing data on more than a million customers and thousands of employees were merged, and operational processes integrated, in just 12 days thanks to extensive pre-planning, real top-to-bottom co-operation and professionalism on all sides.

National Grid USA

Delivers electricity and related services through transmission company and four electricity distribution companies in Massachusetts, Rhode Island and New Hampshire
  NEES acquired March 2000, EUA acquired April 2000
  companies integrated on 1 May 2000
  5,100 square mile service area
  3,000 miles of transmission network
  31,000 miles of distribution network
  1.7 million customers

Niagara Mohawk

Second largest electricity and gas utility in New York State acquisition approved by National Grid and Niagara Mohawk shareholders in January 2001
  24,000 square mile service area
  128,000 square miles of electricity network serving 1.5 million customers
  9,000 miles of gas network serving 0.5 million customers

We have since reduced annual controllable costs by 10 per cent or $40 million. Further efficiency savings of 20 per cent are expected by 2004.

US return on investment is up from 8.3 per cent when we announced the NEES acquisition to 9.3 per cent this year, on track to achieve our 10.5 per cent target by March 2004. The US acquisitions were earnings-enhancing after goodwill amortisation in 2000/01 – a year earlier than projected when the acquisitions were announced.

Niagara Mohawk acquisition
The proposed acquisition of Niagara Mohawk represents another major step in delivery of our US strategy and will double the size of our US operations.

We have filed a rate plan proposal with New York regulators which provides initial rate reductions for customers, followed by a rate freeze. The plan includes incentives for strong customer service and reliable performance that will benefit customers and shareholders.

Sale of Niagara Mohawk’s interests in nuclear power stations, which was always desired before completion of the acquisition, is expected to close in 2001.

We are on track to complete the merger by the end of 2001, delivering value to shareholders and improved service to customers. The sheer geographical breadth of Niagara Mohawk represents an altogether larger challenge than the integration of NEES and EUA. Nonetheless, we are planning for another smooth integration process that is seamless for customers and delivers early cost savings.

US distribution
National Grid’s distribution companies in New England continue to provide reliable electricity supplies at comparatively low cost and with high customer satisfaction.

Under long-term arrangements approved by regulators in Massachusetts and Rhode Island, we now have a greater ability to profit from performance improvements. Our performance in terms of reliability and customer satisfaction in 2000 allowed Massachusetts Electric to accrue $3.7 million in service quality incentives, to be earned and collected if and when accrued net incentives reach $20 million.

Our distribution companies are producing new efficiencies. For example, in the US, customer meters are required to be read monthly, resulting in significant costs. The introduction of automated meter-reading technology is enabling meters to be read much more cheaply by specially-equipped vehicles.

US transmission
We are engaged in the national debate on how to reform the transmission sector, drawing on our UK experience with congestion management and incentive-based rates. New England congestion costs – exacerbated in part

6	Group Chief Executive’s review continued

Interconnectors

Connect electricity markets to facilitate trading and competition
  4 interconnectors in operation: England-Scotland, England-France, England-Isle of Man
  and New England-Canada
  1 interconnector project under development: Basslink in Australia
  3 projects under study: England-Norway, England-Netherlands, England-Ireland

Transener

Owns and operates principal electricity transmission system in Argentina

  Initial investment was in 1993
  we have 42.5% stake in Transener's holding company Citelec
  8,800 miles of transmission line, including 800-mile “4th line” commissioned in 1999 operations in 2000/01 hit by worst tornado season in Transener's history

Copperbelt Energy Corporation

Owns and operates transmission system supplying electricity to copper mines in Zambia

  National Grid invested in 1997
  we have 38.6% stake
  privatization of copper mines competed in March 2000 – has led to 10% increase in electricity demand and new connection to transmission system

by lack of transmission investment and incentives for operators – have risen about 90 per cent in the past year, so the opportunity to reduce costs is substantial.

In January 2001, with five other New England transmission owners and the Independent System Operator, we filed at the Federal Energy Regulatory Commission a proposal to create a Regional Transmission Organisation (RTO), comprising an Independent System Operator and an Independent Transmission Company. The filing is an important step towards improved transmission management in the region. We have also expressed interest in becoming the independent managing member of the proposed Alliance RTO, which will manage the transmission systems of ten companies in 11 states outside the north east.

When our proposed acquisition of Niagara Mohawk is complete, we will be by far the largest transmission operator in the northeastern region, enhancing our capability to pursue opportunities to apply our transmission asset management expertise in markets outside the north east. Our New York rate proposal for the Niagara Mohawk acquisition aims to incentivise improved management of transmission to help drive cost reductions.

California
California’s deregulated electricity industry made international headlines this year. New England is protected from many of the ills plaguing California, in part due to the industry restructuring and settlements we negotiated with Massachusetts and Rhode Island regulators. Not only are new power stations being built to meet demand growth in New England, but under our agreements we can negotiate long-term power purchase contracts and pass through wholesale fuel costs to retail customers. Niagara Mohawk has similar agreements with its regulators, which come into effect on 1 September 2001.

Other electricity
Our transmission interconnectors from England to France and Scotland delivered operating profit of £42.8 million in 2000/01. The Basslink project in Australia is progressing through its development phase and potential interconnectors from England to Norway, the Netherlands and Ireland are being developed or studied. Our aim is to become a world leader in independent high-voltage direct current (HVDC) interconnectors.

Our electricity joint ventures, Transener in Argentina and Copperbelt Energy Corporation in Zambia, continue to make solid returns on our investment. This year they produced £18.6 million in operating profit for shareholders.

Sale of nuclear power stations
The process of divesting our interests in nuclear generating units in the US has continued during the year. Millstone 3, of which we were a 16.2 per cent owner, was sold on 31 March 2001 to Dominion Resources Inc., providing us with $27.9 million and

Intelig

Our Brazilian telecoms joint venture with Sprint and France Telecom company created by National Grid and its partners in January 1999 we have 50% stake
  Brazil is 8th largest economy in world and largest in South America
  Brazil represents 45% of South American telecoms market – and growing
  5,300 miles of network built or leased, with 4,000 more miles being built in 2001

Manquehue net

Competitive local exchange carrier (CLEC) providing voice, data and internet services in Chile

  National Grid invested in May 2000
  our partners include the US telecoms company Williams Communications and MetroGas, a gas company operating in Santiago
  over 81,000 lines in service
  more than 10,000 active internet subscribers

release from related obligations. Plans to divest Vermont Yankee and Seabrook 1 continue.

Telecoms

We continue to capitalise on our track record of transferring our electricity network skills to telecoms ventures that offer the opportunity for value creation in the longer term. Our share of the operating losses of our telecoms joint ventures was £121.4 million before goodwill amortisation, of which £118.0 million was attributable to Intelig.

UK and European telecoms
Energis, the business telecommunications and internet services company we created in 1993, continues to build its presence on the continent of Europe. In January, Energis acquired a majority interest in Ision, a leading German web-hosting company.

We still intend to sell our stake in Energis in the short to medium term, to realise a return on our investment and because we no longer add strategic value now that Energis is a fully established company in its own right and its UK network is complete.

In joint venture with Energis and following the Energis model of high-margin, high value-added services for the corporate market, we have created Energis Polska, which is building its network in order to offer services to business customers in Poland.

Under the name GridCom, we have formalised our business of installing and maintaining telecoms equipment on our UK transmission network. GridCom will use its project management skills to capitalise on the potential demand for mobile phone service, the need of 3G operators to install infrastructure and the sensitivity of the public to new masts. The combination of these factors should make our transmission network valuable to mobile telephone providers.

South American telecoms
Intelig, our Brazilian joint venture with Sprint and France Telecom, experienced larger than expected losses. Our share of operating losses in the first half of the financial year was £69.7 million, but the situation is improving: our share of losses was reduced to £48.3 million in the second half, as tariffs were refined and co-billing arrangements were finalised with two local telecoms companies.

Following the cancellation of Sprint’s proposed merger with MCI Worldcom, the Brazilian regulator is again allowing Sprint’s participation and all three partners have renewed their commitment to Intelig. As a result of all these actions and increased focus on the higher-margin corporate data market, we expect to reduce significantly Intelig’s operating losses in 2001/02 compared with 2000/01.

Silica Networks (formerly Southern Cone Communications) continues to build its extensive network. The northern arc of its network, linking the Argentine cities of Buenos Aires

8	Group Chief Executive’s review continued

Silica Networks

“Carriers’ carrier” – provides wholesale voice and data transmission services for telecoms companies in Argentina and Chile

  company created by National Grid and its partners in May 2000 we have 50% stake
  our partners are US telecoms company Williams Communications and Manquehue net northern arc of network fully operational in May 2001

NEESCom

Provides telecoms infrastructure installed on National Grid USA's electricity network installs and leases “dark” fibre to telecoms operators
  current network primarily in Massachusetts and Rhode Island link to Albany, New York State, under construction – NEESCom's first connection outside
  New England

and Cordoba, went into full commercial operation on 17 May 2001, just a year after the creation of the business.

Manquehue net in Santiago, Chile, continues its expansion with a broader focus on the business market. The company has achieved its own bond issue of $100 million and has received an A- investment rating.

US telecoms
NEESCom, our telecoms infrastructure provider in the US, is performing well and growing. Operating profit before goodwill amortisation was £2.9 million. NEESCom is extending its network, including a link to Albany, New York – its first connection outside New England.

Serving people, communities and the environment

By providing safe, cost-effective and reliable networks, and by recognising the issues that inevitably arise when you run large infrastructure-intensive businesses, we strive to address the needs of our many constituents, including our own people.

Tragically, the importance of the need to be attentive was brought starkly home to us when Massachusetts Electric substation worker Robert Lydon was killed, and two other employees were critically injured, in an explosion in January 2001. We made immediate changes to our safety awareness and operations programmes as a result. We can never be too vigilant where safety is concerned, and we will be taking further initiatives this year.

On the positive side, we worked hard to earn Investors in People status in the UK, which signifies that we demonstrate superior practice in all areas of staff training and development.

In our everyday activities, we strive to be alert to local concerns, and we conduct tailored programmes designed to give something extra back. Increasingly, our efforts to be a good corporate citizen are based on a three-pronged sustainable development concept, which gives equal importance to the environmental, social and economic impacts of the business.

We are very pleased that our ranking in Business in the Environment’s Index of Corporate Environmental Engagement for the FTSE 100 jumped from 44th to 24th this year. Our US business implemented an ISO 14001-compatible Environmental Management System this year, following the UK business’s accreditation to this international standard last year.

The past year saw the publication of several important studies on electric and magnetic fields (EMFs). None of these established a causal link between electricity lines and cancer, but we continue to support research on this important subject and to keep the issue under close review.

Energis Polska

Developing network to provide telecoms services to business customers in Poland company created by National Grid and its partners in January 2000 we currently have 23.75% stake
  our partners are Energis, PKP (the Polish national railway company) and Centrala
  (a local telecoms operator)
  3,100 miles of network leased, 1,700 miles under construction
  Poland is largest market in Central Europe

Energis

Data and internet service provider to UK and European businesses created by National Grid in 1993
  floated on London Stock Exchange and NASDAQ in 1997
  our original investment was £0.5 billion
  since 1997, we have extracted cash of over £2.2 billion
  expanding to build significant position in Continental Europe

GridCom

Network and infrastructure solutions for the UK telecoms industry provides infrastructure, project management and maintenance skills to mobile phone service operators
  offer of services began in 1997
  launched under GridCom name in May 2001
  260 masts installed on transmission network to date

Outlook

We expect 2001/02 to be another year of strong performance from our wholly-owned and joint venture electricity businesses, with continued progress in our start-up telecoms joint ventures.

Objectives looking forward are as follows:

  US electricity: Secure the frontier position amongst electricity delivery companies in the north-eastern US in terms of cost and service; integrate Niagara Mohawk into the US company; continue to drive industry consolidation for the benefit of customers and shareholders; and create transmission business opportunities.

  UK electricity: Meet, and strive to exceed, the efficiency demands of the new price control while maintaining reliable electricity supply; and capitalise on our asset management expertise to develop new areas of growth in the UK and elsewhere.

  Telecoms: Continue developing our start-up ventures; and monitor liberalising markets to identify opportunities where our network skills can be applied to create value.

  Accomplish these objectives while maintaining secure and reliable networks, developing innovative solutions to facilitate competition and contributing to the communities we serve and to a sustainable economy.

In short, we will utilise our network and asset management skills to drive the Company forward and continue on a path of controlled growth to create shareholder value.

This commitment to creating value runs throughout the Company, for your investment is also our’s – over 90 per cent of National Grid’s staff are shareholders. It is the collective commitment of all our people – from line workers and engineers to customer service representatives and accounting staff – that allows us to increase shareholder value.

10	Operating and financial review Business review

About National Grid

National Grid is an international provider of electricity and telecommunications networks.

Our principal UK activity is the ownership and operation of the high-voltage transmission network in England and Wales. Following the acquisition of the businesses now forming National Grid USA in 2000, we are involved in the transmission and distribution of electricity in the north-eastern US. We are developing a major interconnector in Australia and, with joint venture partners, operate transmission networks in Argentina and Zambia.

Our involvement in telecommunications network activities began in 1993 with the establishment of Energis, in which we currently retain an economic interest of 32.7 per cent. Building on the skills we acquired in the development of Energis, we are involved with joint venture partners in telecommunications projects in Poland, Brazil, Argentina and Chile.

Business strategy
At its creation in 1990, National Grid derived the vast majority of its turnover and operating profit from regulated charges for the services provided by the UK Transmission business. Our strategy has been, and continues to be, to create value by developing new businesses, alone or with partners, which build on our existing assets, skills and resources.

Our core skills are in designing and constructing complex networks and operating them efficiently in real time. The application of our expertise to electricity and telecommunications network activities offers complementary benefits:

  electricity network businesses are typically regulated and stable: the application of our skills to produce efficiency improvements and cost savings generates cash for investment and the earnings to support our progressive dividend policy.

  telecommunications infrastructure ventures harness our technical skills and resources: while they absorb cash in their development phase, they offer the prospect of significant capital growth in the longer term.

As a result of this strategy, National Grid has grown from a regulated electricity utility operating within the UK into an expanding international business. Entry into the US, the world’s largest economy, was achieved in March 2000 when we acquired NEES, now National Grid USA. The acquisition of EUA followed on 19 April 2000 and the companies were successfully integrated on 1 May 2000.

Acquisition of Niagara Mohawk
Our activities in the US will be enlarged through the acquisition of Niagara Mohawk Holdings, Inc. (Niagara Mohawk). Subject to regulatory approvals, completion is expected towards the end of 2001.

Niagara Mohawk is the second largest combined electricity and gas utility in New York State, serving over 1.5 million electricity customers and 0.5 million gas customers. It represents a very good fit with our existing US electricity businesses, consolidates our position in the north-eastern US and offers us substantial opportunities for improved financial performance.

Following completion of this acquisition, we expect that over half the electricity operating profits of the enlarged Group, before exceptional items and amortisation of goodwill, will originate outside the UK, compared with about 36 per cent in 2000/01.

Analysis of UK Transmission turnover (£m)

Source	98/99	99/00	00/01		Method of regulation

Revenue-controlled charges	836.8	873.6	849.3	–	Regulated by RPI-X formula

Transmission Services Scheme (TSS)[1]	265.0	239.9	236.4	–	Pre-determined cost target with incentives/penalties

Ancillary services	116.6	111.9	120.2	–	Cost recovery plus small profit margin

Post-1990 connection charges	74.7	76.1	77.9	–	Limited to reasonable rate of return

Balancing services use of system charges[2]	–	–	13.2	–	Pre-determined cost target with incentives/penalties

Other	17.0	18.2	18.6	–	Unregulated

Total turnover	1,310.1	1,319.7	1,315.6	[1]	TSS ended on 26 March 2001

				[2]	Balancing Services Incentive Scheme

UK Transmission operating profit	508.1	523.1	486.3		(BSIS) introduced on 27 March 2001

Electricity networks
England and Wales

Our role in the changing electricity market
National Grid owns and operates the electricity transmission network in England and Wales, consisting of approximately 4,500 miles of overhead line, approximately 400 miles of underground cable and some 300 substations. Control of the transmission network is undertaken from the National Grid control centre in Berkshire.

From 1990 until March 2001, we provided a range of services to the Pool, the trading mechanism through which the great majority of electricity was sold and purchased in England and Wales. Following reviews undertaken by the Department of Trade and Industry (DTI) and the Office of Gas and Electricity Markets (Ofgem), the Pool was replaced on 27 March 2001 by new electricity trading arrangements, known as NETA.

We have played a major role in the development, implementation and operation of the new arrangements, which are largely based on bilateral contracts between market participants and represent a decisive shift towards commodity trading in electricity. We are still responsible for the essential task of balancing generation and demand for electricity in real time, but our commercial incentives and contractual relationships have changed significantly.

2000/01 was the last year of Pool trading and also of the Transmission Services Scheme (TSS) through which we managed those elements of Pool prices which arose directly from the transportation of electricity. Since its introduction in 1994, the TSS and its forerunners have produced total savings for Pool purchasers of nearly £500 million and have contributed a total of some £121 million to National Grid’s profits.

The implementation of NETA coincided with the introduction of new five-year regulatory controls on revenues from our Transmission Owner and System Operator activities. Further information on the new market arrangements, including our revised commercial and regulatory incentives and operational responsibilities, is given on page 13.

UK Transmission
Financial performance
UK Transmission turnover was £1,315.6 million, compared with £1,319.7 million in 1999/2000 and £1,310.1 million in 1998/99.

UK Transmission operating profit was £486.3 million, compared with £523.1 million in 1999/2000 and £508.1 million in 1998/99.

The £36.8 million reduction in operating profit in 2000/01 was mainly as a result of the operation of the revenue restriction and a lower profit contribution from the TSS. These adverse factors were partially offset by a 3 per cent real reduction in transmission controllable costs. With the real reductions of 3 per cent, 4 per cent and 14 per cent achieved in 1999/2000, 1998/99 and 1997/98 respectively, we have met our target of achieving an average real reduction in controllable costs of 6 per cent a year over the four-year period of the revenue restriction.

The £15.0 million increase in operating profit in 1999/2000 resulted from an increase in controlled revenue, a higher contribution from the TSS and the 3 per cent real reduction in transmission controllable costs referred to above.

Revenue-controlled charges: In any year, our maximum allowed revenue from controlled charges is derived from the charge restriction formula set out in the transmission licence and includes any amounts under- or over-recovered in previous years. In advance of each financial year, we estimate our maximum allowed revenue for the year ahead and set our charges to recover that amount. The actual revenue recovered may differ from our target, for example if customers’ use of the transmission network is higher or lower than our estimate at the time of setting charges.

12	Operating and financial review Business review continued

Real reductions in controllable transmission costs* (£m)

  We reduced controllable costs by 3% in real terms in 2000/01
  Following the real annual reductions of 14%, 4% and 3% achieved in earlier years, we have met our target of achieving annual reduction of 6% in real terms over four-year regulatory control introduced in April 1997
  57% reduction in real terms since 1991/92

  * Figures are at 2000/01 price levels

In 1999/2000, actual revenue from controlled charges was £873.6 million and included £26.5 million (including interest) of revenue under-recovered in previous years. However, this total amount fell short, by £3.9 million, of our maximum allowed revenue.

In 2000/01, the actual revenue recovered of £849.3 million was £17.0 million higher than our maximum allowed revenue. This over-recovery will be returned to customers, with interest, through reductions in controlled charges in future years.

In accordance with UK Generally Accepted Accounting Principles (UK GAAP), the total actual revenue from controlled charges is recognised in the accounts, irrespective of whether the revenue actually received represents an under- or over-recovery against our maximum allowed revenue.

Transmission Services Scheme: The TSS profit margin was £16.8 million in 2000/01 compared with £27.3 million in 1999/2000 and £11.0 million in 1998/99. The TSS profit margin in 1999/2000 was particularly high, predominantly as a result of favourable generator bidding behaviour.

The TSS ended with the implementation of NETA on 27 March 2001 and has been replaced by the new balancing services incentive arrangements described on page 13.

Operating performance
16 January 2001 saw the highest demand for electricity ever recorded on the transmission network in England and Wales: at 51,012 MW, this compared with the previous record peak demand of 50,587 MW on 18 December 1999. Winter peak availability was 98.8 per cent, compared with 99.2 per cent in 1999/2000 and 99.3 per cent in 1998/99. The lower level of availability during the winter of 2000/01 was largely attributable to long-term repairs to major cable circuits running through the Dartford road tunnel.

Investment in the transmission network
Capital expenditure on the renewal, reinforcement and extension of the transmission network in 2000/01 was £361.2 million including interest capitalised, compared with £286.5 million in 1999/2000 and £314.0 million in 1998/99. Major projects progressed during the year include new customer connections at Northfleet East in Kent, a new underground cable route into Central London and the refurbishment of overhead transmission lines.

In July 2000, we received approval from the UK Government to start work on a new transmission line in North Yorkshire. Preparatory works, including delivery of the cable required for underground sections, progressed well during the remainder of 2000, with main construction scheduled to start in Spring 2001. However, work on the project, and on other routine maintenance and construction, was suspended because of the outbreak of foot and mouth disease.

New connections were commissioned during the year for a 400 MW combined cycle gas turbine (CCGT) generating station at Cottam Development Centre in Lincolnshire and a 410 MW CCGT at Seabank near Bristol. These projects bring to 25 GW the total new generating capacity connected to the network since March 1990. In the same period, some 22 GW of generation has closed.

In November 2000, the UK Government announced that it was relaxing, with immediate effect, its restriction on the construction of new gas-fired generating stations and has subsequently given consent for seven power stations with a combined capacity of 5.3 GW. We have signed 24 connection agreements during the year for nearly 10 GW of potential new generating capacity and 800 MVA of potential new demand, although our past experience indicates that not all of these projects will proceed.

Transmission congestion management

  Congestion management arrangements introduced in 1994 to incentivise us to manage down costs of balancing and securing system
  This year produced profits of £16.8 million as we managed the costs of congestion down to £203 million
  The TSS ended on 26 March 2001 and has been replaced by the Balancing Services Incentive Scheme (BSIS)

UK Transmission capital expenditure 2000/01

(A)	New customer connections	17%
(B)	Strengthening system infrastructure	28%
(C)	Maintaining reliability	40%
(D)	Other	15%

Total spend		£361.2m1

[1] Including interest capitalised

The new framework for UK Transmission
New electricity trading arrangements
The new electricity trading arrangements introduced on 27 March 2001 represent a fundamental change in the way that electricity is bought and sold in England and Wales. Generators and suppliers now contract directly with each other, rather than selling their output or purchasing their requirements through the Pool.

Our role has also changed fundamentally. We no longer rank generation in order of bid price or issue instructions for its operation. Instead, we fulfil our responsibility for matching generation and demand through a new balancing services activity. We accept from generators and suppliers “bids” (proposed trades to decrease generation or increase demand) or “offers” (proposed trades to increase generation or decrease demand) as necessary to enable us to maintain the balance between generation and demand in real time throughout the day.

The new arrangements have involved significant changes for our control centre. These include the requirement for generators to notify us of their proposed pattern of operation 3½ hours ahead of real time and to “self-despatch” – that is, to operate their plant in accordance with their declared intentions without instructions from National Grid. The secure and economical operation of the power system relies on compliance by generators with their declared intentions, and we therefore monitor their output closely.

Since implementation, it is generally the case that more generation has declared an intention to operate than is required to meet system demand. As a result, approximately 70 per cent of the bids and offers accepted by National Grid in the balancing market have been for reductions in generation or increases in demand. On average, about 75 balancing actions currently take place every hour of the day.

New transmission revenue restriction
To reflect our new responsibilities under NETA, our transmission activities have been separated for regulatory purposes into the two distinct roles of transmission asset owner and system operator:

  As transmission asset owner (TO), we are responsible for the development, operation and maintenance of the transmission network, recovering our costs from charges to generators, suppliers and distributors.

  Our revenue from these charges, including a return on capital employed, is regulated by means of a new revenue restriction introduced on 1 April 2001. This permits our total revenue from controlled charges to increase each year in line with the UK Retail Price Index (RPI), minus an efficiency factor, X, which has been set by the regulator at 1.5 from 1 April 2002.

     The new revenue restriction provides us with a stable framework for five years, a year longer than the previous regulatory control. We are confident that we can reduce TO controllable costs by 20 per cent over the five years to March 2006, exceeding Ofgem’s targets, through measures including organisational streamlining, the rationalisation of property holdings and the use of new technology to help us to do business in a more cost-effective way.

  As system operator (SO), we are responsible for the control of the transmission system, including the balancing services activity and the procurement of the ancillary services required to ensure network security and stability.

  Our revenue from charges to system users for provision of the balancing services activity is regulated by means of a new Balancing Services Incentive Scheme (BSIS) which replaced the TSS on 27 March 2001. The BSIS sets a target for the costs we incur in balancing the network in the period up to 31 March 2002. If we manage costs below £471 million, we will retain 40 per cent of the savings, up to a maximum potential income of £45 million. However, if costs are more than £500 million, we will bear 12 per cent of the excess, up to a maximum potential liability of £15 million.

14	Operating and financial review Business review continued

UK Interconnectors
UK Interconnectors operating profit was £42.8 million in 2000/01 compared with £46.6 million in 1999/2000 and £39.5 million in 1998/99. The level of profit in 1999/2000 reflected exceptionally high levels of Pool capacity payments under the terms of our contracts with Electricité de France and high levels of transfers from France in the first half of that financial year.

France
Availability of the National Grid assets making up the French interconnector was 96.6 per cent in 2000/01, compared with 95.5 per cent in 1999/2000 and 97.3 per cent in 1998/99. In energy terms, a total of 14.1 TWh of electricity were transferred over the interconnector, compared with 14.2 TWh in 1999/2000 and 12.3 TWh in 1998/99.

New contractual arrangements for the use of the French interconnector came into effect on 1 April 2001. The new arrangements provide for the auctioning of blocks of interconnector capacity, on timescales ranging from three years to one day.

Auctions for three-year and annual blocks representing about 50 per cent of the capacity of the interconnector have been completed and will produce income of some £16.5 million in the financial year beginning 1 April 2001. The remaining capacity will be offered in daily auctions throughout the year. The prices realised at auction for this capacity will inevitably reflect the prices available to prospective users in the electricity market and we anticipate that income in 2000/01 may be lower than in previous years.

Scotland
National Grid’s transmission network is interconnected with that of ScottishPower UK plc, which in turn is interconnected with that of Scottish and Southern Energy plc. The interconnector has a nominal transfer capability of 1,600 MW, but this can be limited by system conditions to lower levels. Work is in progress to increase the capability of the interconnector to 2,200 MW, but full availability of this increased capability depends on the completion of the new transmission line in North Yorkshire described above.

Availability of the National Grid assets making up the Scottish interconnector was 99.8 per cent in 2000/01, compared with 99.9 per cent in both 1999/2000 and 1998/99. In energy terms, a total of 8.8 TWh of electricity were transferred over the interconnector, compared with 11.8 TWh in 1999/2000 and 10.8 TWh in 1998/99.

Isle of Man
A new 40 MW interconnector linking the Isle of Man electricity system with Norweb’s distribution network was commissioned in October 2000 and often carries most of the island’s electricity supply. National Grid owns 50 per cent of this joint venture with the Manx Electricity Authority (MEA). The total capacity of the interconnector has been leased to the MEA and our income will be related to its availability.

Interconnectors business development
Where there is potential for trading between electricity markets, we have an opportunity to extract value from our interconnector skills by designing, building and operating new interconnectors. Possible new interconnectors under investigation include a proposed submarine cable between the north-east coast of England and the south-west coast of Norway. We signed a joint development agreement with the Norwegian grid operator Statnett in February 2000 and are discussing with planning authorities in England possible points of connection to our transmission network. Construction of the interconnector, which will have a capacity of about 1,000 MW, could start in 2002 at an estimated cost to National Grid of some £200 million.

Our involvement in the Basslink interconnector project in Australia is described on page 24.

Other activities
Total operating profit from other activities in 2000/01 was £0.8 million, compared with £2.0 million in 1999/2000 and

£29.3 million in 1998/99. Operating profit from other activities in 1999/2000, at £2.0 million, was £27.3 million lower than in 1998/99. This reduction reflects the release to the profit and loss account of £15.2 million of provisions as a consequence of the implementation of Financial Reporting Standard 12: Provisions, Contingent Liabilities and Contingent Assets (FRS 12) and increased losses in our UK and US metering businesses.

Market services
During the year, we concluded that certain of our market services activities were no longer core to our business.

Accordingly, we disposed of Energy Settlement and Information Systems Limited (ESIS), Energy Pool Funds Administration Limited (EPFAL) and of our two energy metering subsidiaries, Datum Solutions in the UK and Teldata in the US. Sales of these businesses gave rise to a net exceptional profit of £20.1 million.

We retain a 75.0 per cent interest in EnMO, which provides the On-the-day Commodity Market (OCM) for gas trading in Great Britain.

Fixed assets in the UK
Agreements with landowners or occupiers are required for the overhead lines and underground cables which make up our network in England and Wales. Approximately 80 per cent of agreements are in the form of terminable wayleaves. The remaining 20 per cent are in the form of perpetual easements under which rights have been granted in perpetuity in return for a lump sum payment.

Of the 220 sites at which we have substations, 160 are freehold and approximately 60 are leasehold: of leasehold sites, the large majority are substations located on the premises of generators and are held on very long-term leases for nominal rental payments. Of the remaining sites, the majority are held as ground rents (market price payable for land only) from the respective landlords, who include electricity distribution companies.

We own the freehold of the National Grid control centre in Berkshire, the engineering research establishment at Leatherhead in Surrey, the national stores building at Didcot in Oxfordshire and the learning and development centre at Eakring in Nottinghamshire. We have major office buildings in Coventry (125-year ground lease from 1990), London (freehold and 13-year lease from 2000), Leeds (freehold) and Birmingham (freehold).

16	Operating and financial review Business review continued

Electricity networks
United States

In the following section, “operating profit” is defined as operating profit before exceptional integration costs and amortisation of goodwill unless otherwise stated.

The total operating profit of National Grid USA in 2000/01 was £293.6 million. This included:

  £154.8 million profit from Distribution;

  £49.6 million from Transmission;

  £61.7 million from stranded cost recovery and generation and £7.9 million from nuclear generation joint ventures;

  £22.3 million from the US-Canada interconnector; and

  £2.9 million from Telecoms.

On 22 March 2000, National Grid acquired NEES, now renamed National Grid USA, at a cost of approximately £2 billion. On 19 April 2000, National Grid USA acquired EUA at a cost of approximately £0.4 billion. The companies were integrated on 1 May 2000. The acquisitions were earnings-enhancing after goodwill amortisation in 2000/01, a year earlier than we expected.

National Grid USA operates a network of approximately 3,000 miles of transmission lines and 31,000 miles of distribution network. Our subsidiary company New England Power (NEP), which incorporates a former EUA company, Montaup Electric, is responsible for the operation of the transmission network and delivery of electricity in bulk to our four distribution companies:

  Massachusetts Electric, which incorporates a former EUA distribution company, Eastern Edison, and serves approximately 1.2 million customers in Massachusetts;

  Narragansett Electric, which incorporates two former EUA distribution companies, Blackstone Valley Electric and Newport Electric, and serves approximately 470,000 customers in Rhode Island;

  Granite State Electric, which serves approximately 39,000 customers in New Hampshire; and

  Nantucket Electric, which serves approximately 11,000 customers on Nantucket Island, off the coast of Massachusetts.

We have minority interests in two operating nuclear generating units, which we are seeking to divest. We also have a telecommunications company, NEESCom, which installs and leases dark fibre on National Grid USA’s infrastructure. For more information about NEESCom, please see page 26.

Operating environment
Electricity industry restructuring
Until 1998, NEP met all the electricity requirements of the distribution companies, operating its own generating capacity and purchasing electricity under long-term contracts for this purpose. The distribution companies in turn supplied electricity to all retail customers within their respective service territories.

From 1998 onwards, the electricity industry in Massachusetts, Rhode Island and New Hampshire was restructured. The retail electricity supply market was opened to competition, giving all electricity delivery customers a choice of supplier. At the same time, National Grid USA was required by the regulatory authorities in these states to divest its generating capacity.

The regulatory settlements permit National Grid USA to recover 100 per cent of NEP’s investment in generation-related assets, fossil and nuclear, along with any generation-related regulatory assets. The unrecovered amount – known as stranded costs – is made up of the unamortised generation investments, net of proceeds and related contractual commitments. These stranded costs are passed on to wholesale customers, including the distribution companies, through a contract termination charge (CTC). The distribution companies in turn are allowed to recover these costs through delivery charges to all retail customers.

Standard offer and default obligations
Under the restructuring arrangements, we are obliged to sell electricity through a standard offer service to retail customers who have chosen not to select an alternative supplier. In 2000/01, 80 per cent of electricity supplied by the distribution companies was on standard offer terms. In addition, we are required to provide a default service to customers who have not selected a power supplier and are not eligible for standard offer service, including customers who initially selected an alternative supplier but now wish to be supplied by their local distribution company and, in Massachusetts, new customers.

Almost all of the electricity required to supply standard offer customers is purchased under long-term contracts. Electricity to meet the requirements of default service customers is purchased on the wholesale market. During 2000/01, the costs of purchasing electricity to meet the requirements of standard offer and default customers rose significantly as a result of increases in oil and gas prices.

Under regulatory orders, electricity purchase costs for the default service are passed on to customers. The standard offer terms provide for adjustment in response to fuel prices, subject to regulatory approval. After regulatory hearings in each state, the distribution companies have been permitted to increase their standard offer rates to align revenues with the cost of purchasing electricity.

NEP has a continuing obligation until 2009 to provide a transitional electricity supply to new customers (since January 1998) in Rhode Island in return for a formula-based rate. It is uncertain whether the revenues collected through the formula rate will cover the costs of meeting this obligation. Due to current high market prices for electricity, NEP incurred losses of approximately $4.7 million in 2000/01 in providing these transitional supplies.

The California energy crisis
The increases in oil and gas prices, as well as the inability of generating companies to meet customer demand, have contributed to the energy crisis in California. There have been widespread power shortages and a subsidiary of Pacific Gas and Electric (PG&E), a major utility in the state, has filed for bankruptcy protection.

Other factors contributing to the crisis are that:

  no significant new generating capacity has been completed in California in the past 10 years, despite an expanding state economy;

  California has high reliance on imports of electricity from other Western states, but imports have been restricted because of low rain/snowfall in hydro areas and increased demand within the Western states;

  distribution companies have faced dramatic increases in wholesale electricity prices and have, until recently, been unable to adjust their charges to retail customers because of California’s restructuring laws; and

  until recently, utilities in California have been obliged to buy all of their supply on a daily or spot market basis.

The problems encountered in California have not been experienced in the north-eastern US where the regulatory arrangements for the electricity industry are fundamentally different. In addition:

  the construction of new generating capacity in the north east has continued, reducing the region’s dependence on electricity imports;

  the value of establishing long-term electricity purchase contracts is recognised by our regulators and we therefore have long-term contracts to meet most of our supply obligations to customers; and

18	Operating and financial review Business review continued
  the terms of our rate plans, as approved by the New England regulators, allow us to recover the costs of wholesale power from customers.

For these reasons, we do not believe that the north east is at risk to the severe difficulties being encountered in California.

System development
We continue to experience strong load growth, especially in the commercial sectors, but growth could be adversely affected by a general slowdown in the US economy.

During 2000, we completed a new 115 kV underground cable and extensions to an existing substation to ensure a reliable electricity supply to the city of Quincy in Massachusetts. To meet customer demand, we have identified a need for 12 new substations over the next few years, of which six are already under construction.

An automated meter-reading project to enable us to retrieve monthly usage information electronically is currently in progress. Approximately 300,000 residential customer meters are being converted in Rhode Island. The project in Rhode Island is scheduled for completion by the end of 2001. Currently, most of the units that have been installed are being read by specially-equipped vehicles. Work has recently begun in Massachusetts to convert 800,000 meters by 2003.

Operations
In May 2000, we began service quality monitoring programmes with state regulators in Massachusetts and Rhode Island which compare actual performance to historical results and encourage continued improvements in the areas of reliability, customer service, safety and line losses. Overall performance during 2000 was strong, especially in the areas of customer satisfaction and reliability. The programme is measured on a calendar year basis and overall results of the programme between 1 May and 31 December 2000 can be found under “Massachusetts Electric” and “Narrangansett Electric” below.

Distribution
Financial performance
Distribution operating profit for 2000/01 amounted to £154.8 million. This performance reflects volume growth of 2.4 per cent over the same period last year.

Regulation of distribution rates
New distribution rate plans came into force on 1 May 2000 for Massachusetts Electric and Narragansett Electric to reflect their integration with former EUA subsidiaries.

Massachusetts Electric
Under the Massachusetts Electric distribution rate plan approved by the Massachusetts Department of Telecommunications and Energy (MDTE), distribution rates were reduced by $10 million on 1 May 2000 and will remain frozen until the end of February 2005. From March 2005 to the end of December 2009, changes in distribution rates will be linked to changes in the regional average of distribution rates of similarly unbundled investor-owned utilities in New England, New York, New Jersey and Pennsylvania. Based on a pre-determined formula, annual merger-related savings achieved up to the end of 2009 will be calculated and shared between customers and Massachusetts Electric in 2010 to 2019.

The rate plan also includes annual service quality incentives and penalties based on performance in areas including reliability and customer satisfaction. Results from operating performance between 1 May and 31 December 2000 allowed Massachusetts Electric to accrue $3.7 million in service quality incentives, which are eligible to be collected from customers and reflected in earnings if and when the company accrues an aggregate of $20 million of such incentives, net of any penalties.

Narrangansett Electric
Under the rate plan for Narragansett Electric approved by the Rhode Island Public Utilities Commission (RIPUC), distribution rates were reduced by approximately $13 million on 1 May 2000 and will remain frozen until 2004. During the rate freeze, Narragansett is permitted to retain earnings up to 12 per cent return on equity. Any earnings between 12 per cent and 13 per cent will be shared equally with customers. If earnings exceed 13 per cent, the excess will be divided between customers and the company, with customers receiving 75 per cent.

After 2004, distribution rates will be set by the RIPUC in accordance with Narragansett’s cost of service, but the company will be able to include in its cost of service its share of the efficiency savings produced by the merger of Blackstone Valley and Newport Electric into Narragansett. The merger savings will be determined in a proceeding before the RIPUC in either 2002 or 2003. Narragansett will be permitted to include 50 per cent of the savings as an expense in its cost of service from 2004 until 2019, subject to verification in 2007.

The Narragansett rate plan also contains service quality provisions based on penalties for poor performance in areas including reliability and customer satisfaction. Good performance in one category can generally be used to offset penalties in other categories. Operating performance between 1 May and 31 December 2000 resulted in a net offset of $0.1 million, and accordingly there was no cumulative penalty as of 31 December 2000.

Granite State Electric and Nantucket Electric
The current rates for Granite State Electric became effective in July 1998. Nantucket Electric’s distribution rates are linked to Massachusetts Electric’s rates and became effective on 1 May 2000.

Transmission
Financial performance
US Transmission contributed £49.6 million to total operating profit in 2000/01.

Transmission rates
NEP’s rates are subject to regulation by the Federal Energy Regulatory Commission (FERC). For the most part, NEP’s current unbundled rates consist of CTCs and transmission charges. NEP’s transmission charge of approximately 0.5 cents per kWh is determined by a formula designed to enable NEP to recover its actual costs, plus a return on actual capital employed.

Transmission business development
National Grid USA participates in the New England Power Pool (NEPOOL). NEPOOL co-ordinates the operation of its members’ generation and transmission facilities. The despatch of generation across New England is carried out by an independent system operator, ISO New England.

We presented to the FERC in January 2001 a joint proposal, with ISO New England and other utilities in New England, for a Regional Transmission Organisation (RTO) in the north-eastern US. The RTO would consist of an Independent System Operator with responsibility for administering a competitive wholesale market in electricity and an Independent Transmission Company (ITC) offering transmission services and undertaking transmission network development and the provision of connections for new generation. The proposal responds to the FERC’s objective, set out in its “Order 2000", of separating transmission operations from market participation and would give the ITC, of which National Grid USA would be a member, financial incentives to deliver greater value for customers and shareholders.

Separately, National Grid USA is interested in becoming the independent managing member of the proposed Alliance RTO, which will manage the transmission systems of ten companies in 11 states outside the north east. In order to fulfil this role, National Grid USA must establish that it is not an electricity market participant in the region to be served by the Alliance RTO and has applied to the FERC for a declaratory order to that effect. The FERC is expected to issue its decision by the end of July 2001.

Interconnectors
Financial performance
US Interconnectors have contributed £22.3 million to total operating profit in 2000/01.

20	Operating and financial review Business review continued

Hydro Quebec interconnector
The electricity networks in New England are interconnected with that of Hydro Quebec in Canada by means of a 450 kV DC interconnection. The nominal transfer capability is currently 1,800 MW, but operational capacity can be restricted by operating limitations in neighbouring power pools.

Part of this interconnector, located in New Hampshire, is owned and operated by a wholly-owned subsidiary of National Grid USA. Through two other subsidiary companies, we have an ownership interest of some 54 per cent in the expanded second phase of the interconnector, consisting of approximately 133 miles of high-voltage DC transmission line, an alternating current terminal and related facilities in New Hampshire and Massachusetts.

With other NEPOOL participants, NEP has entered into support agreements which guarantee its share of debt financing for the second phase of the interconnector. At 31 March 2001, NEP had guaranteed approximately $18 million of project debt with terms until 2015. NEP’s rights and obligations under its support agreements were transferred to the purchaser of its non-nuclear generation. In addition, as a result of the National Grid USA acquisition of EUA, at 31 March 2001 NEP had guaranteed an additional $4 million originally guaranteed by Montaup Electric. NEP remains a guarantor under the support agreement until 2020.

Stranded cost recovery and generation
Under settlement agreements reached with its regulators as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its efforts to exit the generation business. The return on our stranded cost recovery and generation segment contributed £61.7 million to Group operating profits in 2000/01.

Generation investments
Sale of nuclear generating units still in operation
In November 1999, NEP entered into an agreement with Northeast Utilities (NU) to settle claims made by NEP in relation to the operation of Millstone 3. As part of this agreement, NU undertook to sell by auction 92.7 per cent of Millstone 3, including NEP’s 16.2 per cent share. National Grid USA would receive a guaranteed price, irrespective of the price actually received at auction. Millstone 3 was subsequently sold to Dominion Resources, Inc. for a total of approximately $855 million (£602 million) and, in accordance with the agreement, National Grid USA received proceeds of $27.9 million (£19.6 million).

Regulators in Rhode Island filed a protest at the FERC contending that National Grid USA’s share of the proceeds was insufficient. The FERC determined that the protest was outside the scope of the sale approval process and approved the sale, which was completed on 31 March 2001. While the Rhode Island regulators may reassert their protest, we are now free of obligations relating to the unit, including future decommissioning liabilities. We had already recovered the stranded costs associated with our investments in nuclear generation and net proceeds from the sale will therefore reduce the level of future CTC charges to our customers.

The transaction represents an important step forward and gives grounds for optimism that purchasers will be forthcoming for Vermont Yankee (of which we own 22.5 per cent) and Seabrook 1 (of which we own 10.0 per cent). Until the sales of these units are complete, we will share with customers, through CTCs, 80 per cent of the revenues and operating costs relating to our interests in these units, with the remaining 20 per cent going to our operating profit or loss.

Nuclear units permanently shut down
We own minority interests in three nuclear generating units which are permanently shut down. These are Yankee Atomic (of which we own 34.5 per cent); Maine Yankee (of which we own 24.0 per cent); and Connecticut Yankee (of which we own 19.5 per cent). In each case, we pay an amount equal to our ownership share of the costs of the plant, including unfunded decommissioning costs, and a return on equity. We are permitted under regulatory agreements entered into at the time of electricity industry restructuring to recover all of these costs from wholesale customers.

Nuclear decommissioning
We are liable for our share of the decommissioning costs of all the nuclear generating units in which we retain an interest. These include the estimated costs of decontaminating the units and dismantling the uncontaminated portions. Our share of the projected decommissioning costs for Seabrook 1 is recovered through depreciation expense. We are also paying our share of the projected decommissioning costs of Vermont Yankee, Yankee Atomic, Maine Yankee and Connecticut Yankee through our power purchase agreements with the operators.

For each remaining nuclear unit in which we have an ownership interest, a trust fund has been established into which payments are being made to meet the estimated costs of decommissioning. However, actual decommissioning costs may exceed the estimated amounts. We will recover decommissioning costs through CTCs and, as we dispose of our remaining interests in operating nuclear units, will seek to transfer to the purchaser liability for decommissioning, together with our share of the decommissioning trust fund.

Disposal of spent nuclear fuel
The US Department of Energy is responsible for the disposal of spent nuclear fuel. We pay fees to the Federal Government based on our share of the net generation of Seabrook 1 and Vermont Yankee, recovering substantially all of these costs from customers through CTCs. However, the Department of Energy is not expected to have a temporary or permanent repository for spent nuclear fuel before 2010 at the earliest. Many utilities, including Yankee Atomic, Connecticut Yankee and Maine Yankee, are plaintiffs in ongoing litigation related to the Department of Energy’s failure to accept spent nuclear fuel and any recovery from the proceedings, after litigation expenses and taxes, will be returned to customers.

Businesses held for resale
In October 2000, National Grid USA completed the sale of EUA Ocean State Corporation, a wholly-owned subsidiary holding a 29.9 per cent interest in two gas-fired generating units in northern Rhode Island.

In January 2001, National Grid USA completed the sale of the assets from two unregulated subsidiaries, AllEnergy, a wholly-owned marketing subsidiary, and EUA Cogenex, a wholly-owned energy management subsidiary.

Fixed assets in the US
Substantially all of the properties and franchises of Massachusetts Electric and Narragansett Electric are subject to the liens of indentures under which mortgage bonds have been issued. The majority of transmission lines are located upon rights of way that the National Grid USA companies maintain under perpetual easements or fee ownership (freehold). Substations are principally located on properties owned in fee. Subsidiaries of National Grid USA own in fee the offices located in Westborough and Northborough, Massachusetts.

Acquisition of Niagara Mohawk

On 5 September 2000, we announced that we had entered into an agreement to acquire Niagara Mohawk. The acquisition was approved by Niagara Mohawk shareholders on 19 January 2001 and by National Grid’s shareholders on 29 January 2001. The expected acquisition cost at the time of announcement was approximately $3 billion (approximately £2 billion).

Our strategy
The acquisition of Niagara Mohawk provides us with a major opportunity to create further value for shareholders. It represents a very good fit with our existing US electricity businesses, consolidates our position in the north-eastern US and offers us substantial opportunities for improved financial performance.

22	Operating and financial review Business review continued

Niagara Mohawk’s operations and administration will be integrated into National Grid USA. As a result, we expect to achieve integration cost savings of approximately $90 million (£63 million) a year, of which we estimate that about half will be achieved in the first full financial year after completion. The total level of annual integration cost savings represents some 10 per cent of the combined controllable cost bases of National Grid USA and Niagara Mohawk. We expect to achieve the full amount of these cost savings within four years of completion.

Niagara Mohawk currently has a relatively high cost structure, offering us the opportunity to enhance performance in the core electricity transmission and distribution businesses. We will work with the New York Public Service Commission (NYPSC) to structure long-term rate plans that benefit customers and shareholders and include incentives for cost control and good customer service.

The acquisition will more than double the size of our US operations, making us the largest US electricity business focused exclusively on transmission and distribution. Following the acquisition, more than half our total operating profits will be derived from the US, where we are able to achieve higher returns on investment than in the UK.

The acquisition will also give us opportunities to develop our transmission activities, with further potential upsides arising from the opportunity to extend NEESCom’s business into New York State.

About Niagara Mohawk
Niagara Mohawk is an electricity and natural gas utility in central, northern and western New York State. In terms of customer numbers, it is similar in size to National Grid USA, serving more than 1.5 million electricity customers. It also has over 0.5 million retail gas customers in the residential and business sectors and a growing number of wholesale customers for whom it transports gas purchased direct from suppliers.

Niagara Mohawk’s electricity system, which is interconnected with that of National Grid USA, consists of over 9,000 miles of transmission lines and 118,000 miles of distribution network. Niagara Mohawk has investments in telecommunications through its shareholding in Telergy, and in energy-related and services businesses. In addition, it has a 50 per cent ownership interest in Canadian Niagara Power, an Ontario-based utility.

In the year ended 31 December 2000, Niagara Mohawk reported earnings before interest, tax, depreciation and amortisation (EBITDA) of $1.1 billion (£0.8 billion) on revenues of $4.5 billion (£3.2 billion) and had net assets of $3.2 billion (£2.3 billion) at that date.

Niagara Mohawk’s regulatory framework
Niagara Mohawk has opened its market to retail competition under agreements with its regulator, the NYPSC, which provide for reductions in residential, commercial and industrial rates. From September 2000, Niagara Mohawk has been allowed to recover the vast majority of its stranded costs. From September 2001, it will be able to pass through to customers the commodity cost of power. Niagara Mohawk also has a three-year gas rate agreement with NYPSC which provides for certainty of rates, the pass-through of commodity and transportation costs to customers and the possibility of improved returns on investment.

We are discussing with the NYPSC a ten-year rate plan, to come into effect on completion of the acquisition, which will include provisions for the recovery of wholesale power costs similar to those in the existing rate agreements.

Disposal of nuclear generating units
Niagara Mohawk currently owns 100 per cent of Nine Mile Point Nuclear Power Station No. 1 and 41 per cent of Nine Mile Point Nuclear Power Station No. 2. In December 2000, it agreed to sell these assets to Constellation Nuclear, a wholly-owned subsidiary of Constellation Energy Group Inc., for a total of $610 million.

This is made up of a purchase price of $524 million and interest payments of $86 million. Of the purchase price, $262 million will be paid in cash at closing and a further $262 million in principal and $86 million in interest will be paid in five annual instalments thereafter. All payments are subject to purchase price adjustments at closing under the terms of the sale agreement. On completion of the sale, Niagara Mohawk will transfer to Constellation Nuclear its existing decommissioning funds.

Constellation Nuclear will take responsibility for all future decommissioning costs and Niagara Mohawk will have no further obligation to pay decommissioning costs. As part of the transaction, Constellation Nuclear will provide electricity to Niagara Mohawk for approximately 10 years.

The sale is the result of a competitive auction process in accordance with the wishes of the NYPSC and is subject to various regulatory approvals. The sale is expected to complete during 2001.

Next steps
Our acquisition of Niagara Mohawk cannot be completed until a number of conditions have been satisfied. These include the grant of regulatory and other consents and approvals from regulatory bodies in the US, including the FERC, NYPSC and the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935. Discussions are in progress with the regulatory bodies concerned.

Prior to completion, National Grid will carry out a corporate restructuring by means of a Scheme of Arrangement under the terms of the UK Companies Act 1985. On the implementation of the Scheme of Arrangement, National Grid shareholders will receive, in exchange for their existing ordinary shares, the same number of ordinary shares in a new holding company (currently known as New National Grid). The Scheme of Arrangement requires the approval of National Grid’s shareholders and Court sanction in the UK and is expected to become effective later in 2001.

24	Operating and financial review Business review continued

Other electricity businesses and projects

Transener and Transba
Our transmission joint venture in Argentina has again performed well. Our share of its operating profit was £14.3 million, compared with £10.4 million in 1999/2000 and £8.5 million in 1998/99.

As the registered operator of the principal electricity transmission system in Argentina, Transener has regulatory incentives to improve the reliability of its transmission network against a background of rising demand for electricity. Service quality within Transener’s control was good during 2000, but tornadoes caused severe damage to the system, including the collapse of more than 60 transmission towers. As a result, Transener incurred increased costs and regulatory penalties.

Transener owns Transba, the transmission system for the province of Buenos Aires, which experienced similar weather-related problems during the year. Transener and Transba are seeking modifications to their regulatory incentives to provide exemption from penalties arising from future tornado damage.

Our stake in Transener is held through our 42.5 per cent interest in its holding company Citelec, which has a 65 per cent interest in Transener. The other shareholders in Citelec are Perez Companc with 42.5 per cent; Taico with 7.5 per cent; and Inter Rio Holdings with 7.5 per cent.

Copperbelt Energy Corporation
Our joint venture company Copperbelt Energy Corporation (CEC) has performed well. Our share of operating profit was £4.3 million, compared with £4.0 million in 1999/2000 and £4.1 million in 1998/99. Profits in 1999/2000 were affected by restructuring expenses.

CEC owns and operates a network of some 500 miles supplying electricity to the mines of the Zambian Copperbelt. The privatisation of the copper mines was completed in March 2000 and, as we expected, CEC has benefited from increased mining activity and hence demand for electricity. CEC has already provided connection for a new cobalt plant and another new connection is expected as the Copperbelt mining industry is redeveloped.

We have a 38.6 per cent interest in CEC, with the remaining interests being split between Cinergy (38.6 per cent), the Zambian government (20 per cent) and directors of CEC (2.8 per cent).

Basslink
In February 2000, we were selected by the Basslink Development Board to design, construct, operate and maintain the Basslink, a 600 MW interconnector linking the electricity network on the island of Tasmania to the transmission network in the state of Victoria on the Australian mainland. Work has progressed during the year on the selection and environmental assessment of routes for the land-based sections of the interconnector in consultation with local communities and government representatives. Construction is expected to begin at the end of 2001 for completion by the end of 2003. National Grid’s total investment in the project is estimated to be £200 million.

Energis ownership		Energis Polska ownership		Intelig ownership

(A) National Grid	32.7%	(A) National Grid	23.75%	(A) National Grid	50%
(B) Others	67.3%	(B) Energis	23.75%	(B) Sprint	25%
		(C) PKP	42.50%	(C) France Telecom	25%
		(D) Centrala	10.00%

Telecommunications networks

Strategy
Our skills are in designing, constructing and maintaining telecommunications networks. We work with experienced partners with complementary skills in providing, developing and marketing products, focusing on high-margin data services for business customers. We look for markets where competition is being introduced into the telecommunications sector and where forecast growth in demand for telecommunications and data services is under-provided by the existing network.

Telecommunications investments are capital intensive and loss-making in their start-up stages, but offer the opportunity to create value in the longer term through capital appreciation.

Energis
Energis has reported another strong performance. Turnover in 2000/01 was £840.4 million, compared with £494.0 million in 1999/2000 and £285.6 million in 1998/99. Earnings before interest, taxation, depreciation and amortisation (EBITDA) were £141.7 million, compared with £92.6 million in 1999/2000 and £49.7 million in 1998/99. Our share of its operating profit/(loss) before amortisation of goodwill was £5.1 million, compared with £1.3 million in 1999/2000 and £(9.6) million in 1998/99.

Energis offers a wide range of national and international communications services, including basic and advanced telephony and data services, primarily to the business market. Energis has expanded by using its technological and cost advantages, allied to high-quality products and services, and is now building a position as a significant communications provider to the business and internet markets in Continental Europe.

Our investment in Energis has created significant value for shareholders. Our net cash investment was £0.5 billion up to its flotation in December 1997 and we have since extracted cash of £2.2 billion.

We made an essential contribution to Energis in the early years of its development, creating its backbone network and providing it with the right management to take the business forward. Our strategic role in its development is now complete and we intend to dispose of our remaining interests as suitable opportunities arise.

Energis Polska
Energis Polska, our Polish joint venture with Energis and local partners, will develop and provide a range of telecommunications services primarily focused on business customers.

Energis Polska has now received its data and voice licences and is developing a state-of-the-art broadband telecommunications network. This will be based largely on existing optical fibre leased from the Polish national railway company Polskie Koleje Panstwowe (PKP), another of the joint venture partners, and will connect major cities across Poland and interconnect with Energis’ European network. An internet datacentre is being constructed in Warsaw and will be launched with Energis’ pan-European internet and voice backbone network. The launch of services is now planned for June 2001.

At 31 March 2001, the carrying value of our investment in Energis Polska was £27.9 million. We currently hold a 23.75 per cent stake but, following ratification by PKP and the approval of the Polish courts, this is expected to increase to approximately 48.75 per cent to reflect the conversion of part of the debt owed by Energis Polska into additional shares.

Intelig
Intelig is our Brazilian telecommunications joint venture with Sprint and France Telecom. Following the cancellation of its proposed merger with MCI, Sprint is again participating actively in Intelig after a nine-month absence enforced by the Brazilian regulator. All three shareholders have reaffirmed their commitment to the business and strengthened their management contribution.

26	Operating and financial review Business review continued

Manquehue net ownership		Silica Networks ownership

(A) National Grid	30.0%	(A) National Grid	50.0%
(B) Williams Communications	16.5%	(B) Williams Communications	30.1%
(C) MetroGas	25.5%	(C) Manquehue net	19.9%
(D) Rabat Family	21.2%
(E) Xycon	6.8%

We announced in November 2000 that operating losses for the first half of the year, at £69.7 million, were higher than expected. Several factors contributed to this position, including a higher than expected proportion of low-margin, off-peak voice traffic and difficulties with billing and revenue recovery.

Operating losses for the second half of 2000/01 were reduced to £48.3 million, bringing to £118.0 million our share of Intelig’s operating losses in 2000/01, compared with £44.1 million in 1999/2000. The reduction in losses was achieved through a combination of actions by Intelig, including the introduction of revised tariffs, the establishment of co-billing arrangements with other telecoms companies and reduced expenditure on advertising. We expect 2000/01 to be the peak year of operating losses.

Development of Intelig’s network has continued during the year. The completion of the “quadrangle” linking Rio de Janeiro, São Paulo, Brasília and Belo Horizonte and of fibre routes in the north of the country will help to reduce Intelig’s dependence on interconnects and leased lines.

At 31 March 2001, the carrying value of our investment in Intelig was £164.8 million, excluding short-term loans.

Manquehue net
Manquehue net (formerly Telefonica Manquehue) is our joint venture providing local and long-distance telecommunications and internet services in Chile. Our share of operating losses before amortisation of goodwill in 2000/01 was £0.7 million.

The company has launched new products and services during the year. By 31 March 2001, Manquehue net had over 81,000 lines in service and more than 10,000 active internet subscribers, principally in Santiago.

At 31 March 2001, the carrying value of our investment in Manquehue net was £49.2 million.

Silica Networks
Silica Networks (formerly Southern Cone Communications), our joint venture with Manquehue net and Williams Communications, offers wholesale voice and data transmission services to existing and new carriers and to other corporations. Our share of operating losses in 2000/01 was £1.6 million.

Silica Networks is developing a broadband communications loop to link Buenos Aires in Argentina to Santiago in Chile and connect the major cities in Argentina along the route. The northern arc of the network became fully operational in May 2001, with a full Buenos Aires to Santiago link scheduled to become operational in July 2001.

At 31 March 2001, the carrying value of our investment in Silica Networks was £33.1 million.

NEESCom
National Grid USA’s subsidiary company NEESCom is a telecommunications infrastructure provider. Its operating profit before goodwill amortisation in 2000/01 was £2.9 million. Its current network is primarily in Massachusetts and Rhode Island, but NEESCom is building to Albany, New York, and expects to complete this build by the end of 2001.

Environment

As a responsible company, we recognise that minimising our impact on the environment is an essential part of our business. By balancing this with the social and economic benefits provided by our services, we are seeking to contribute to a more sustainable future.

Reducing our impacts
Where appropriate, we implement Environmental Management Systems (EMS) certified to ISO 14001 standard to help us eliminate unnecessary environmental impacts. The EMS covering our UK operations was certified in May 2000 and the first surveillance audit took place in December 2000.

During 2000/01, our US operations have implemented an EMS across the transmission and distribution operations. Certification is expected in June 2001 for the transmission functions, while a decision on the timing of certification for the distribution functions is expected during 2001.

Our joint venture Transener is currently working on an EMS. We will implement an EMS for Basslink if the project receives the appropriate approvals.

Checking our performance
Alongside the EMS programme, we have a Groupwide environmental audit programme to check that our policies, procedures, operating practices and assets are sound. The results of these audits are reported to the Audit Committee.

Reporting on progress
We are committed to reporting on our environmental performance. In December 2000, we published our annual Environmental Performance Report for our UK operations. In 2001/02, we will publish reports for our UK and US operations covering both environmental and social matters.

How we address environmental issues
Preventing water pollution
Transformers and underground cables contain oil which may, in exceptional circumstances, pose a risk to the environment and in particular to adjacent surface waters or groundwaters. In the UK, we are upgrading containment systems and installing new oil/water separators at our substations and refurbishing cable joint bays in sensitive areas to reduce the risk of leakage. In the US, we have completed a programme of spill containment, control and countermeasures at over 300 substations and put in place oil release contingency plans for cables.

Our proactive approach also extends to our joint ventures such as CEC in Zambia, where we are installing new containment systems at substations.

We will be auditing our ability to respond to oil spills to highlight areas of best practice that can be transferred across the Group.

Site assessment and remediation
In the US, we are actively addressing pollution, principally at manufactured gas sites associated with past activities of predecessor companies of National Grid USA, which until the early 1970s was a combined electricity and gas utility. We are aware of approximately 51 such sites, mainly in Massachusetts. We have reported the existence of all manufactured gas sites of which we are aware to state environmental regulatory agencies and we are engaged in various stages of investigation and remediation at approximately 22 sites. We are aware of other possible hazardous waste sites and may in the future become aware of further sites which we may be held responsible for remediating.

Our success in remediating these sites has been recognised by the state environmental regulatory agencies, particularly as we have aimed to remediate land to return it to economically viable use.

28	Operating and financial review Business review continued

UK: accident frequency rate/lost time accidents

In Massachusetts, a regulatory agreement provides for recovery from customers of the remediation costs of former manufactured gas sites and certain other hazardous waste sites. Qualified costs relating to these sites are paid out of a special fund to which rate-recoverable contributions are added annually, together with interest, lease payments and any recoveries from insurers and other third parties. During 2000/01, rate-recoverable contributions added to the fund amounted to $3.3 million, bringing to $51.7 million (£34.9 million) the balance of the fund at 31 March 2001.

In Rhode Island, a regulatory agreement provides for the recovery from customers of the remediation costs of former manufactured gas plants. Qualified costs are paid out of a special fund to which rate-recoverable contributions are added annually, together with interest and other recoveries. During 2000/01, rate-recoverable contributions added to the fund amounted to $0.8 million, bringing to $0.5 million (£0.3 million) the balance of the fund at 31 March 2001.

It is difficult to predict the cost of investigating and remediating hazardous waste sites or the proportion, if any, of the investigation and remediation costs of any particular hazardous waste site that may ultimately be borne by National Grid USA. We do not believe that liabilities for hazardous waste sites of which we are aware but which are not covered by a rate agreement are material to our financial position.

In the UK, we have completed land contamination surveys at 90 of those substations considered to have a high risk of contamination with oil from past activities. At 20 of these sites, potential risks to the environment have been identified and a programme to establish the full extent of remediation work required started in April 2001.

Public concerns about EMF
We recognise that the public has concerns about the possible health effects of the electric and magnetic fields (EMF) that arise from, amongst other sources, the transmission, distribution and use of electricity. Research into this issue has been in progress across the world for many years.

The European Union Council of Ministers has adopted a Recommendation on the limitation of exposure of the general public to EMFs, based on guidelines issued in 1998 by the International Commission on Non-Ionising Radiation Protection (ICNIRP). The Recommendation, which contains certain qualifications, is addressed to the governments of EU member states rather than to individual companies. The UK Government is considering how the qualifications should be interpreted and how, if at all, the recommendations should be implemented in the UK.

We carry out our operations in the UK in line with guidance issued by the National Radiological Protection Board (NRPB), an independent statutory body, which has stated that it is considering the implications for its guidance of the Recommendation.

In Argentina, Transener complies with the requirements of a Government resolution on EMF.

Looking beyond our own operations, we evaluate the findings of all external studies on EMF, making information available throughout the Group. We also provide financial support for independent research, through a research trust in the UK, through the Electric Power Research Institute in the US and through various epidemiological research projects.

Preservation of amenity
National Grid is required by the UK Electricity Act 1989 to publish a statement, known as its Schedule 9 Statement, setting out the manner in which it intends to fulfil its obligation to preserve amenity when considering proposals for the development of the transmission network. Following discussion at the Annual General Meeting in July 2000, we have consulted shareholders and other stakeholders on the revision of our current Schedule 9 Statement, originally published in 1991, and will publish a new Statement in the Summer of 2001.

US1: accident frequency rate/lost time accidents
	1	Excludes generation-related accidents from 1992 to 1998
	2	On 1 May 2000, the operating companies of EUA were merged into the operating companies of National Grid USA, which resulted in a 15 per cent increase in the number of employees

Occupational health and safety

We recognise the importance of occupational health and safety management and believe that work-related injuries and illnesses are preventable. We are determined to manage risk effectively in all our operations and to ensure that our activities, services and products do not harm employees, contractors, customers or members of the public.

To assist in the achievement of these objectives across our businesses internationally, we established a Group-wide health and safety forum during the year. This met for the first time in November 2000 and was attended by representatives from the UK, the US, Argentina, Brazil and Zambia. Arising out of this forum, we are establishing a Group-wide health and safety audit programme to ensure that the requirements of our occupational health and safety policy are being followed. These audits are additional to internal health and safety audits carried out within individual operating companies.

In the UK, we are committed to implementing the requirements of the British Standard Specification OHSAS 18001 on Occupational Health and Safety Management Systems as a way of further improving our health and safety performance. In the US, we are obtaining a full outside assessment of our safety programme to strengthen our safety system and are also exploring ISO 18001 conformance.

National Grid in the community

We are mindful that the presence of our physical installations and operating activities can have a significant impact on local communities. For this reason, we undertake a wide range of activities designed to increase understanding of our role, while allowing us to maintain and develop our relationships with our stakeholders. We seek to be a good corporate citizen focusing on our three-fold responsibility for our environmental, social and economic impacts.

In the UK, we have 12 environmental education centres which operate in partnership with local education authorities and other community and environmental groups. Other UK activities include the National Grid Tree Warden Scheme, the Community 21 Programme, which provides annual grants to local councils and residents to fund sustainable development projects, and a variety of educational and training initiatives.

Our US programme of corporate giving and community involvement supports initiatives ranging from school education programmes to the recent donation of Rome Point, a 230-acre parcel of waterfront land to the State of Rhode Island for the creation of a nature preserve.

30	Operating and financial review
Five-year financial summary

The financial summary set out below has been derived from the audited consolidated accounts of NGG for the five financial years ended 31 March 2001. It should be read in conjunction with the Group accounts and related notes, together with the Operating and Financial Review.

	Year ended 31 March

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m

Summary Group profit and loss account
Amounts in accordance with UK GAAP

Group turnover – Continuing operations	3,799.7	1,614.7	1,514.2	1,519.3	1,369.5
– Discontinued operations	–	–	–	90.1	88.0

	3,799.7	1,614.7	1,514.2	1,609.4	1,457.5
Operating costs	(3,084.1)	(1,042.6)	(937.5)	(1,074.9)	(801.1)

Operating profit/(loss) – Continuing operations	715.6	572.1	576.7	562.9	710.6
– Discontinued operations	–	–	–	(28.4)	(54.2)

Operating profit of Group undertakings	715.6	572.1	576.7	534.5	656.4
Share of joint ventures’ and associate’s operating (loss)/profit	(103.5)	(33.5)	0.7	1.3	–

Operating profit

– Before exceptional integration costs and goodwill amortisation	731.9	546.5	579.9	535.8	656.4
– Exceptional integration costs	(45.3)	–	–	–	–
– Goodwill amortisation	(74.5)	(7.9)	(2.5)	–	–

Total operating profit	612.1	538.6	577.4	535.8	656.4
Other exceptional items	263.0	1,027.3	839.2	107.1	–
Net interest	(250.6)	(64.9)	(118.5)	(61.7)	(59.1)

Profit before taxation	624.5	1,501.0	1,298.1	581.2	597.3

Taxation – Excluding exceptional items	(85.8)	(123.1)	(120.3)	(133.5)	(176.2)
– Exceptional items	235.4	(229.5)	(162.8)	–	–

	149.6	(352.6)	(283.1)	(133.5)	(176.2)

Profit after taxation	774.1	1,148.4	1,015.0	447.7	421.1
Minority interests	(5.1)	–	–	–	–

Profit for the year	769.0	1,148.4	1,015.0	447.7	421.1

Dividends – Ordinary	(223.0)	(205.5)	(192.0)	(189.2)	(190.7)
– Other	–	–	–	(768.6)	–

	(223.0)	(205.5)	(192.0)	(957.8)	(190.7)

Retained profit/(loss)	546.0	942.9	823.0	(510.1)	230.4

Earnings per ordinary share
– Basic, including exceptional items and goodwill amortisation	52.1p	78.0p	69.2p	26.5p	24.7p
– Basic, excluding exceptional items and goodwill amortisation	26.5p	24.3p	23.3p	20.2p	24.7p
– Diluted, including exceptional items and goodwill amortisation	49.5p	73.4p	65.2p	26.3p	24.5p
– Diluted, excluding exceptional items and goodwill amortisation	25.8p	23.8p	22.7p	20.0p	24.5p

Ordinary dividends per share	15.08p	13.94p	13.07p	12.07p	11.13p

Interest cover (times)*	2.9	8.4	4.9	8.7	11.1
Dividend cover – ordinary dividends (times)*	1.8	1.7	1.8	1.7	2.2

*Excluding exceptional items and goodwill amortisation

Year ended 31 March

2001 £m	2000 £m	1999 £m	1998 £m	1997 £m

Summary Group balance sheet
Amounts in accordance with UK GAAP
Fixed assets	7,763.8	6,302.0	3,347.6	3,233.3	3,165.5
Current assets	2,218.8	2,464.8	1,746.3	384.0	368.2

Total assets	9,982.6	8,766.8	5,093.9	3,617.3	3,533.7
Creditors and provisions	(6,465.0)	(5,822.7)	(3,141.4)	(2,492.9)	(1,915.4)

Net assets employed/total shareholders’ funds	3,517.6	2,944.1	1,952.5	1,124.4	1,618.3

Equity shareholders’ funds	3,475.8	2,909.0	1,952.5	1,124.4	1,618.3
Net debt	3,918.2	2,663.6	703.4	1,465.3	847.0
Gearing*	111%	90%	36%	130%	52%
Allotted, called up and fully paid ordinary shares – number	1,484.6	m	1,484.6	m	1,477.9	m	1,474.4	m	1,458.3	m**
– nominal value	174.7	174.7	173.9	173.5	171.6

*Gearing is calculated as net debt divided by total shareholders’ funds
**as adjusted for a 17 for 20 share consolidation carried out in February 1998

Summary Group cash flow statement
Net cash inflow from operating activities	810.6	682.0	605.9	627.2	846.6
Dividends from joint ventures	20.3	4.5	3.1	0.4	0.7
Net cash outflow for returns on investments and servicing of finance	(306.9)	(64.7)	(119.7)	(31.7)	(89.5)
Taxation	(137.2)	(274.3)	(154.9)	(138.2)	117.9
Net cash outflow for capital expenditure	(457.6)	(279.2)	(312.5)	(286.4)	(279.1)
Net cash (outflow)/inflow for acquisitions and disposals	(582.2)	(1,236.7)	934.1	157.8	–
Equity dividends paid	(212.5)	(197.6)	(183.1)	(966.3)	(181.0)

Net cash (outflow)/inflow before management of liquid resources	(865.5)	(1,366.0)	772.9	(637.2)	415.6
Net cash inflow/(outflow) from the management of liquid resources	775.2	618.8	(1,482.3)	217.0	(221.0)
Net cash inflow/(outflow) from financing	88.4	773.6	687.6	503.9	(216.0)

Movement in cash and overdrafts	(1.9)	26.4	(21.8)	83.7	(21.4)

Amounts in accordance with US GAAP
Group turnover	3,782.7	1,614.7	1,514.2	1,609.4
Net income	810.3	1,009.8	1,002.8	458.9
Earnings per ADS(i)
– Basic	274.5p	342.8p	341.9p	157.1p
– Diluted	260.5p	323.4p	322.1p	155.5p

Total assets	10,391.6	9,105.7	5,189.7	3,677.5
Net assets employed/total shareholders’ funds	2,961.8	2,380.8	1,464.1	619.5
Equity shareholders’ funds	2,920.0	2,345.7	1,464.1	619.5

(i)Each ADS represents five ordinary shares

32	Operating and financial review
Financial review

Unless otherwise indicated, operating profit is stated before exceptional items and goodwill amortisation.

Financial year ended 31 March 2001 (2000/01) compared with financial year ended 31 March 2000 (1999/2000)

Acquisition of Eastern Utilities Associates (EUA)
The acquisition of EUA was completed on 19 April 2000 at a cost of £414.0 million. The net assets acquired had a fair value of £200.5 million, resulting in goodwill of £213.5 million which has been capitalised and is being amortised over 20 years. The transmission and distribution operations of NEES (acquired 22 March 2000) and EUA were integrated on 1 May 2000. It is therefore not possible to provide an indication of EUA’s contribution to Group results for the year ended 31 March 2001.

Group turnover
Group turnover from continuing operations increased from £1,614.7 million in 1999/2000 to £3,799.7 million in 2000/01, substantially reflecting the first full-year contribution from National Grid USA.

Group total operating profit
Total operating profit rose by £185.4 million to £731.9 million, reflecting higher contributions from:

  National Grid USA (£293.6 million, compared with £4.0 million in 1999/2000, which related to the period
  22 March to 31 March 2000);

  Energis (£5.1 million, compared with £1.3 million in 1999/2000); and

  electricity transmission joint ventures (£19.2 million, compared with £14.4 million in 1999/2000).

These increased contributions were partially offset by lower contributions from:

  Intelig (losses of £118.0 million, compared with losses of £44.1 million in 1999/2000);

  UK Transmission (£486.3 million, compared with £523.1 million in 1999/2000);

  UK Interconnectors (£42.8 million, compared with £46.6 million in 1999/2000); and

  other telecommunications joint ventures (losses of £3.4 million, compared with losses of £nil in 1999/2000)

Note 1 to the accounts contains a segmental analysis of the Group’s results. A review of the businesses is set out on pages 10 to 29.

Goodwill amortisation
Goodwill amortisation for 2000/01 rose from £7.9 million to £74.5 million. This increase reflects a full year’s amortisation of goodwill relating to the acquisition of NEES and the amortisation of goodwill arising from the acquisition of EUA on 19 April 2000.

Exceptional items
The results for 2000/01 include exceptional pre-tax profits of £217.7 million (£453.1 million post-tax), comprising:

  profits of £242.9 million, before and after tax, arising from reductions in the Group’s interest in Energis, primarily as a result of a placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision in January 2001;

  net profits of £20.1 million, before and after tax, on the disposal of market services businesses as discussed on page 15;

  US integration costs of £45.3 million (£39.4 million post-tax); and

  a tax credit of £229.5 million arising from the realisation of capital losses for tax purposes as a result of Group restructurings.

Interest
Net interest rose from £64.9 million to £250.6 million for 2000/01. This increase is largely attributable to the acquisitions of NEES and EUA, which were paid for out of cash balances and new borrowings.

The net interest charge for 2000/01 also includes:

  a £17.4 million gain on closing out sterling fixed-interest rate swaps originally entered into as hedges for sterling borrowings; and

  £21.0 million of losses arising from the valuation at maturity of dollar interest rate swaptions which provided an economic hedge of dollar borrowings but do not qualify as hedges for accounting purposes.

Taxation
The net tax credit of £149.6 million for 2000/01 includes a net credit of £235.4 million relating to exceptional items. If these exceptional items are excluded, the tax charge for 2000/01 is £85.8 million, including a £20.0 million tax credit arising from an adjustment to prior years’ tax. After adjusting for the exceptional items and the tax credit adjustment relating to prior years, the effective tax rate for 2000/01 is 26.0 per cent. The effective tax rate for 1999/2000, excluding the impact of exceptional items, was 26.0 per cent.

During the year ending 31 March 2002, National Grid will implement a new accounting standard, Financial Reporting Standard 19: Deferred taxation (FRS 19), which requires full provision to be made for deferred taxation. Prior to the implementation of this new accounting standard, National Grid’s accounting policy was to provide for deferred taxation to the extent that a tax liability was expected to become payable in the foreseeable future. The implementation of this new accounting standard is expected to increase the deferred tax provision at 31 March 2001 by £1 billion, but it is estimated that the effective tax rate of 26.0 per cent, including deferred taxation, will be maintained for 2001/02. This change in accounting policy has no effect on the net debt position of National Grid.

Exchange rates
Exchange rate movements during the year have had a beneficial effect on the operating profit contribution from National Grid USA. Sterling has weakened during the year such that National Grid USA’s operating profit has been translated into a higher sterling operating profit than would otherwise have been expected. The results for 2000/01 have been translated at a weighted average rate for the year of £1.00 = $1.483 as compared with the rate of £1.00 = $1.60 which applied at 31 March 2000. If the 31 March 2000 rate had been used, operating profit would have been lower by approximately £20 million.

The increased operating profit is largely offset by the increased sterling interest cost of US dollar debt taken on to finance the cost of the investment in National Grid USA and the increased sterling cost of US taxes. As a result, the impact of the stronger US dollar has not had a significant effect on earnings per share.

Exchange rate movements during the year have adversely affected National Grid’s share of operating losses in Intelig, the Brazilian telecommunications operator, as sterling has weakened against the Brazilian currency during 2000/01. We estimate that, as compared with the average exchange rate for 1999/2000, this increased our share of operating loss by approximately £5 million.

Earnings per share
Basic earnings per share fell 25.9 pence to 52.1 pence, reflecting the very significant level of exceptional profits in 1999/2000. Excluding exceptional items and goodwill amortisation, basic earnings per share increased 2.2 pence to 26.5 pence. If telecoms start-up losses are also excluded, basic earnings per share rose by 7.6 pence to 35.9 pence, an increase of 27 per cent.

Ordinary dividends
The total ordinary dividend for 2000/01 amounts to 15.08 pence per ordinary share, an increase of 8.2 per cent over the previous year. The total dividend is covered 1.8 times (1999/2000: 1.7 times) by earnings per ordinary share, excluding exceptional items and goodwill amortisation, and amounts to £223.0 million.

Dividends
The table below shows the amounts of cash dividends in respect of each of the five most recent financial years. These dividends do not include any associated UK tax credit in respect of all such dividends.

	2000/01 p	1999/2000 p	1998/99 p	1997/98 p	1996/97 p

Interim	6.05	5.59	5.25	4.83	4.45
Final	9.03	8.35	7.82	7.24	6.68

Total ordinary dividends	15.08	13.94	13.07	12.07	11.13
Special dividend	–	–	–	44.70	–

Total dividends	15.08	13.94	13.07	56.77	11.13

US dollar per ADS(i)	$	$	$	$	$
Interim	0.44	0.46	0.43	0.39	0.36
Final	0.64	0.63	0.63	0.62	0.54

Total ordinary dividends	1.08	1.09	1.06	1.01	0.90
Special dividend	–	–	–	3.64	–

Total dividends	1.08	1.09	1.06	4.65	0.90

(i) Translated into US dollars per ADS (each ADS representing five ordinary shares) at the Noon Buying Rate nearest to the dates the dividends were paid, or at £1.00 = $1.42 in respect of the 2000/01 final dividend, which has not yet been paid.

As dividends paid by National Grid are in pounds sterling, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by The Bank of New York, the Depositary, of such cash dividends.

34	Operating and financial review
Financial review continued

Dividend policy
National Grid is committed to delivering sustained real dividend growth. Confidence in the Group’s future financial strength and in the prospects for growth and greater diversity of earnings has increased. Consequently, the Board announced on 21 November 2000 its aim to increase dividends per share by 5 per cent real in each of the next five years.

Financial year ended 31 March 2000 (1999/2000) compared with financial year ended 31 March 1999 (1998/99)

Acquisition of NEES
The acquisition of NEES was completed on 22 March 2000. The acquisition cost £2,070.8 million and the net assets acquired had a fair value of £1,155.0 million, resulting in goodwill of £915.8 million which has been capitalised and is being amortised through the profit and loss account over 20 years. As a result of the short period of ownership, the contribution of National Grid USA, the successor to NEES, to the Group’s results for the year ended 31 March 2000 was not material.

Turnover
Group turnover from continuing operations increased from £1,514.2 million in 1998/99 to £1,614.7 million in 1999/2000 as a result of the contribution from National Grid USA, higher UK Transmission turnover and higher other activities turnover reflecting the launch of the OCM through EnMO.

Operating profit
Total operating profit decreased by £33.4 million to £546.5 million in 1999/2000 as a result of the operating losses incurred by Intelig, the Group’s telecommunications joint venture in Brazil. The operating losses incurred by Intelig, of which the Group’s share was £44.1 million, were in line with expectations for a start-up operation of this size. The movement in total operating profit also reflects higher profit contributions from UK Transmission (£15.0 million), UK Interconnectors (£7.1 million), Energis (£10.9 million) and a lower profit contribution (£27.3 million) from other activities.

Note 1 to the accounts contains a segmental analysis of the Group’s results. A review of the businesses is set out on pages 10 to 29.

Exceptional items
The results for 1999/2000 include an exceptional profit of £1,027.3 million relating to the partial disposal of the Group’s shareholding in Energis, an associated undertaking. This comprised a pre-tax profit of £895.2 million (£665.7 million after tax) on the sale of shares in Energis and a pre- and post-tax profit of £132.1 million resulting from reductions in the Group’s interest in Energis, primarily as a consequence of the placing of shares by Energis.

Interest
The net interest charge in 1999/2000 decreased from £118.5 million to £64.9 million. This reduction reflects a lower average level of net debt, which resulted from the sale of shares in Energis in both 1999/2000 and 1998/99.

Taxation
The tax charge in 1999/2000 totalled £352.6 million and included £229.5 million relating to exceptional profits. The effective tax rate for the year, excluding the impact of exceptional items, was 26.0 per cent, compared with 26.2 per cent in 1998/99.

Earnings per share
Basic earnings per share, excluding exceptional items and goodwill amortisation, rose from 23.3 pence in 1998/99 to 24.3 pence in 1999/2000, an increase of 4.3 per cent. If telecoms start-up losses are also excluded, basic earnings per share increased by 15.0 per cent from 24.6 pence to 28.3 pence.

Ordinary dividends
The total ordinary dividend for 1999/2000 amounted to 13.94 pence per ordinary share. This represents an increase of 6.7 per cent over the previous year. The total dividend was covered 1.7 times (1998/99: 1.8 times) by earnings per ordinary share, excluding exceptional items and goodwill amortisation, and cost £205.5 million.

Liquidity and capital resources

Cash flow
Net cash inflow from operations was £810.6 million in 2000/01 compared with £682.0 million in 1999/2000 and £605.9 million in 1998/99. The 2000/01 increase in net cash inflow from operations has arisen from the impact of National Grid USA’s contribution to cash inflow. Details of the components of net cash inflow from operations are set out in note 25(a) to the accounts.

In 1999/2000, the sale of ordinary shares in Energis contributed £952.9 million to the inflow of cash.

Cash flow in 1998/99 benefited significantly from the following two transactions carried out in February 1999, both relating to National Grid’s shareholding in Energis:

  the sale of ordinary shares in Energis, which produced net proceeds of £959.3 million; and

  the issue of Equity Plus Income Convertible securities (EPICs) in the principal amount of $401.2 million, the net proceeds of which were £242.6 million.

Details of the EPICs, which are mandatorily exchangeable into Energis ordinary shares, are contained in note 18 to the accounts. The profit from the disposal of Energis shares arising from this transaction will not be recognised in the accounts until the EPICs have been exchanged into Energis ordinary shares.

Cash outflow in 2000/01 relating to the acquisition of Group undertakings and other investments amounted to £778.1 million, which substantially relates to the acquisition of EUA and an additional investment in Intelig. Cash outflow relating to the acquisition of Group undertakings and other investments in 1999/2000 was £2,189.6 million (of which £2,045.1 million related to the acquisition of NEES) and in 1998/99 was £25.2 million.

Payments to the providers of finance, in the form of dividends and interest, totalled £519.4 million (net) in 2000/01, compared with £262.3 million in 1999/2000 and £302.8 million in 1998/99. Net interest cash outflows increased from £119.7 million and £64.7 million in 1998/99 and 1999/2000 respectively to £303.4 million in 2000/01. This increase primarily reflects the acquisitions of NEES and EUA.

Corporate tax payments amounted to £137.2 million in 2000/01 compared with £274.3 million in 1999/2000 and £154.9 million in 1998/99. Notwithstanding additional corporate tax payments in respect of National Grid USA, corporate tax payments in 2000/01 were lower than in 1999/2000, for two main reasons:

  UK corporate tax payments on account were lower in 2000/01, primarily as a result of tax relief on exchange adjustments; and

  corporate tax payments in respect of partial disposals of Energis in 1998/99 and 1999/2000 were lower as a result of the realisation for tax purposes of capital losses arising from Group restructurings.

Tax payments in 1999/2000 were higher than in 1998/99, reflecting the introduction during that year of quarterly payments on account for UK corporation tax and corporate tax payments on the partial disposal of Energis in 1998/99.

Net purchases of tangible fixed assets absorbed cash of £457.6 million in 2000/01, compared with £279.2 million in 1999/2000 and £312.5 million in 1998/99. Net purchases of tangible fixed assets in 2000/01 include amounts in respect of National Grid USA amounting to £153.5 million, compared with £4.3 million for 1999/2000 (which relates to the period 22 March to 31 March 2000).

In January 1999, in addition to the debt of £242.6 million raised through the issue of the EPICs, National Grid issued a 5.875 per cent 25-year bond in the principal amount of £450 million, the net proceeds of which were £443.0 million.

Equity shareholders’ funds
Equity shareholders’ funds increased from £2,909.0 million at 31 March 2000 to £3,475.8 million at 31 March 2001, primarily as a result of the retained profit for the year of £546.0 million, which reflected the favourable impact of exceptional net profits of £453.1 million.

Net debt
Net debt increased from £2,663.6 million at 31 March 2000 to £3,918.2 million at 31 March 2001, primarily as a result of the acquisition of EUA, additional investment in telecommunications joint ventures and exchange rate movements. Gearing at 31 March 2001 was 111 per cent, up from 90 per cent at the start of the year. Interest cover (the number of times the net interest charge is covered by total operating profit excluding goodwill amortisation and exceptional items), which is considered more relevant than gearing as an indicator of the Group’s borrowing capacity, was 2.9 times (compared with 8.4 times in 1999/2000 and 4.9 times in 1998/99).

When the impact of exchangeable bonds is also excluded, interest cover excluding exceptional items and goodwill amortisation was 3.6 times (1999/2000: 26.8 times; 1998/99: 7.6 times).

Capital expenditure
Capital expenditure, including interest capitalised, in 2000/01 was £535.8 million, compared with £316.1 million in 1999/2000. The higher level of capital expenditure reflects capital expenditure relating to National Grid USA of £154.2 million compared with £4.3 million for 1999/2000 (which relates to the period 22 March to 31 March 2000) and an increase of £74.7 million in UK Transmission capital expenditure to £361.2 million.

At 31 March 2001, future capital expenditure contracted for but not provided in the accounts amounted to £396.8 million. It is expected that this capital expenditure commitment will be financed from the Group’s operational cash flow.

Capital expenditure fell from £329.0 million in 1998/99 to £316.1 million in 1999/2000. This fall in capital expenditure reflects a decrease of £27.5 million in UK Transmission capital expenditure to £286.5 million.

Credit facilities
The credit facility established in March 1999 in connection with the acquisition of NEES remains in place as a prime source of liquidity, although its size has been reduced to $1,190 million for National Grid Group plc (NGG) and £250 million for The National Grid Company plc (NGC), the Group’s principal UK operating company. This facility

36	Operating and financial review
Financial review continued

runs to March 2004. NGC has further committed facilities of £100 million maturing in less than one year. A short-term bridging facility has been set up for NGG for $1,000 million to run to September 2001. These changes form part of an overall plan to ensure that new and additional financings are in place prior to completion of the acquisition of Niagara Mohawk.

Companies within the National Grid USA group have committed facilities totalling $578 million (£407 million) which mature in less than one year and $300 million (£211 million) maturing in one to two years. At 31 March 2001, all these facilities were unused and were available to provide back-up in respect of borrowings under commercial paper and note issuance programmes.

Treasury policy
The funding and treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Directors. Acting within these policies, certain treasury management activities are delegated to regional treasury centres. The Treasury Policy Committee, a committee of the Group Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions. Treasury-related risks faced by the Group include interest rate risk, currency risk, credit risk and liquidity and funding risk, and the policies applicable are described below.

The treasury department is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement. Derivative financial instruments (“derivatives”), including swaps and options, are used principally for reducing interest rate and currency risk. Derivatives are not held for trading purposes.

Interest rate risk
To provide protection against adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with the use of interest rate swaps, options and option-related instruments with a view to maintaining a significant proportion of the debt portfolio at fixed rates over the medium term. The proportion at fixed rates is varied over time with an objective of achieving 50 per cent to 85 per cent of debt at fixed rates depending on debt projections and market levels of interest rates.

The interest rate composition of the Group’s financial liabilities at 31 March 2001 is shown in note 19 to the accounts. Based on the level and composition of net borrowings at 31 March 2001, an increase in average interest rates of 1 per cent per annum would result in a decrease in profit before taxation of £4.8 million.

The acquisition of NEES in March 2000 was partly funded from sterling cash balances held at that time, combined with currency swaps to create an effective US dollar liability. The swap generates a sterling floating rate interest receivable and a US dollar floating rate interest payable. After allowing for all derivative instruments, 88.5 per cent of total borrowings at 31 March 2001 were at fixed rates.

The table opposite provides information about the Group’s financial instruments that are sensitive to changes in interest rates, including borrowings, interest rate swaps, cross currency swaps and other derivative instruments. For borrowings, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The analysis opposite is before taking into account interest rate and currency swaps and does not include unamortised issue costs: as a result, it differs from the analysis of borrowings contained in note 18 to the accounts.

For interest rate swaps, cross currency swaps and swap options, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. For foreign exchange deals, the table presents the value of currency in the relevant contracts. The information is presented in sterling equivalents which is the Group’s reporting currency.

Substantially all of the variable rate borrowings and the floating legs of swaps are subject to interest rates which fluctuate with the London Inter-Bank Offered Rate (LIBOR) for the appropriate currency at differing premiums or, in the case of certain US-based companies, are based on the market rates for tax-exempt commercial paper. Cash and deposits earn interest at local prevailing rates for the appropriate currency and comprise £136.9 million of sterling deposits, £131.6 million of US dollar deposits and £2.7 million of other currencies.

In determining maturity dates, swaps that are cancellable at the option of the swap provider are taken to have a maturity based on the earliest date at which they can be cancelled. Debt which is callable by the issuer is taken to have a maturity based on the earliest date on which the issuer is obliged to make repayment.

During the year, the Group sought to increase the amount, and extend the maturity, of its fixed US dollar component and to that end was able to reduce the contracted rate to well below the market rates at that time through a strategy involving the sale of options. Although this strategy has allowed out-performance against internal targets, at the time of exercise of the option, there was an accounting mark to market cost of £21.0 million which has been recognised in the results for the year and which will be amortised through net interest in the profit and loss account over the next ten years.

	At 31 March 2001 £m	Expected maturity – financial year ending						Fair value £m

		31 March 2002 £m	31 March 2003 £m	31 March 2004 £m	31 March 2005 £m	31 March 2006 £m	Thereafter £m

Variable rate borrowings (cash flows)
Sterling borrowings	394.6	228.6	–	166.0	–	–	–	394.5
US dollar borrowings	1,654.4	511.2	2.6	832.0	1.9	1.4	305.3	1,654.3
Swiss franc borrowings	186.9	–	–	186.9	–	–	–	186.9
Australian dollar borrowings	2.5	2.5	–	–	–	–	–	2.5

	2,238.4	742.3	2.6	1,184.9	1.9	1.4	305.3	2,238.2

Fixed rate borrowings (cash flows)
Sterling borrowings	1,431.9	242.6	39.3	–	–	240.0	910.0	1,552.8
weighted average interest rate		6.0%	6.6%			8.0%	6.2%
US dollar borrowings	475.5	24.5	57.4	27.2	45.6	12.2	308.6	506.9
weighted average interest rate		8.9%	7.7%	7.9%	7.7%	3.6%	7.5%

	1,907.4	267.1	96.7	27.2	45.6	252.2	1,218.6	2,059.7

Total borrowings	4,145.8	1,009.4	99.3	1,212.1	47.5	253.6	1,523.9	4,297.9

Cash and deposits	271.2	271.2	–	–	–	–	–	271.2

Interest rate swaps (sterling – notional amounts)
Receive fixed rate	476.2	–	26.2	450.0	–	–	–	8.8
average fixed rate element			6.6%	5.9%
Pay fixed rate	100.0	–	–	100.0	–	–	–	(9.4)
average fixed rate element				5.7%
Interest rate swaps (US dollar – notional amounts)
Pay fixed rate	2,313.4	1,056.3	–	528.2	352.1	–	376.8	(39.8)
average fixed rate element		6.8%		6.8%	6.8%		6.5%

	2,889.6	1,056.3	26.2	1,078.2	352.1	–	376.8	(40.4)

Cross currency swaps (notional amounts)
Receive Swiss francs floating/pay sterling fixed	257.7	–	–	257.7	–	–	–	(70.0)
average fixed rate element				7.9%
Receive sterling floating/pay US dollars floating	1,690.1	1,253.5	436.6	–	–	–	–	(176.7)

	1,947.8	1,253.5	436.6	257.7	–	–	–	(246.7)

Other financial instruments (notional amounts)
Interest rate swaps to pay fixed rate	300.0	–	–	–	–	300.0	–	(28.2)
weighted average interest rate						8.3%
Interest rate swaps to receive fixed rate	300.0	–	–	–	–	300.0	–	1.2
weighted average interest rate						5.5%
Foreign exchange deals (sterling/US dollar)	170.2	170.2	–	–	–	–	–	1.5

38	Operating and financial review
Financial review continued

Currency risk
Although foreign currency transaction exposures relating to cross-border trading activity remain very limited, the policy of the Group is to hedge all exposures exceeding $500,000 through the use of forward foreign exchange contracts. The principal currency risk to which the Group is exposed arises from the translation of assets and liabilities not denominated in sterling. In general, the policy has been to hedge the balance sheet exposure through currency borrowings, currency swaps or forward foreign exchange deals to the extent of the original cost of the investment, where this is material and where it is practical to do so in the light of costs and availability of suitable financial instruments for the currency concerned. The currency risk on the original cost of acquiring NEES and EUA is fully hedged by both US dollar borrowings and the use of currency swaps, while the investment in Intelig in Brazil remains unhedged.

The acquisition of Niagara Mohawk will further increase the balance sheet exposure to US dollars. In view of the increased materiality of the US dollar to the Group the policy has been reviewed, and the objective will be to match the US dollar proportion of the Group’s financial liabilities to the proportion of its cash flow that arises in dollars and is available to service those liabilities.

Currency fluctuations will affect the translated value of overseas earnings. This translation has no impact on the cash flow of the Group, and accordingly is not hedged other than indirectly through the natural hedge of having foreign currency interest expense arising on currency denominated liabilities. Dividend flows may be hedged through matching with interest flows or by forward foreign exchange deals and options.

The currency composition of the Group’s financial assets and liabilities is shown in note 19 to the accounts.

Liquidity risk
National Grid seeks to ensure that all of its forecast funding needs for a period of at least 12 months ahead are fully covered by term loans drawn or committed bank facilities. Beyond this time, a prudent level of committed availability is maintained. Longer-term refinancing risk is controlled by ensuring that the amount of loans maturing in any year is not excessive, compared with the Group’s borrowing capacity.

Financing arrangements for the acquisition of Niagara Mohawk have not yet been put in place because of the extended period to completion of the acquisition and the Group’s desire not to incur commitment fees on finance arrangements unnecessarily. It is National Grid’s opinion that, nearer the time of completion, it will have sufficient new finance available to complete the acquisition and to meet its working capital requirements.

Following announcement of the intended acquisition of Niagara Mohawk, the credit ratings of National Grid Group plc were placed on review for a possible downgrade. The long-term ratings stand at A from Standard & Poor’s and at A1 from Moody’s, both on creditwatch. Certain other entities within the US and UK parts of the Group are also rated. These ratings mean that the principal borrowing entities in the Group should have ready access to the capital and bank markets for future funding when necessary.

National Grid Group plc is a registered holding company under the Public Utility Holding Act of 1935 in the US. Arising from this and other regulatory limits applicable to certain Group companies, the freedom of companies to provide financing between themselves is restricted. Notwithstanding this, external financings or other arrangements are in place to ensure that Group companies have adequate access to short-term liquidity.

Credit risk
At 31 March 2001, National Grid had £271.2 million of cash and deposits. The Group is exposed to the credit risk of counterparties to these investments and to counterparties’ credit risk in respect of off-balance sheet derivative financial instruments. The Group’s policy is to select only counterparties with high-quality credit ratings (namely long-term ratings of at least A-/A3 or short-term ratings of A1/P1 from Standard & Poor’s or Moody’s respectively) and to avoid excessive concentration of risk. It does not expect any counterparties to fail to meet their obligations.

Changes and developments

The acquisition of Niagara Mohawk will give rise to a major change in overall Group debt and in the currency mix of the Group’s businesses. During the year, financing plans have been developed to cover any additional and refinancing needs. The current plan is to cover this financing need at a suitable time prior to completion of the Niagara Mohawk acquisition by issuing or putting in place approximately $2.0 billion of additional bonds or committed medium-term bank facilities, $1.6 billion of shorter-term bank facilities and $1.0 billion of forward underwriting commitments. As a precursor to this, and in the interests of reducing costs, National Grid cancelled $1.4 billion of medium-term bank facilities and replaced them with $1.0 billion of short-term facilities.

Going concern

Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.

US GAAP

The accounts have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The US accounting information in note 30 to the accounts gives a summary of the principal differences between the amounts determined in accordance with National Grid’s accounting policies (based on UK GAAP) and determined in accordance with US GAAP together with reconciliations of net income and equity shareholders’ funds from a UK GAAP basis to a US GAAP basis.

Net income under US GAAP was £810.3 million (1999/2000: £1,009.8 million; 1998/99: £1,002.8 million), compared with £769.0 million (1999/2000: £1,148.4 million; 1998/99: £1,015.0 million) under UK GAAP. Equity shareholders’ funds at 31 March 2001 under US GAAP were £2,920.0 million (31 March 2000: £2,345.7 million) compared with £3,475.8 million (31 March 2000: £2,909.0 million) under UK GAAP. The differences primarily result from the differing accounting treatment in respect of pensions, deferred taxation, recognition of UK Transmission income, financial instruments and the carrying value of the EPICs liability.

US Statement of Financial Accounting Standard 133: Accounting for Derivative Instruments and Hedging Activities (SFAS 133), was issued in June 1998 and is effective from 1 April 2001 for National Grid. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The indicative effect of adopting SFAS 133 is expected to decrease US GAAP equity shareholders’ funds by approximately £14 million (net of tax) at 1 April 2001.

Inflation

In the UK, National Grid’s operating costs may be affected by inflation both in terms of potential cost increases and in terms of the regulatory revenue control, which is influenced by, amongst other things, movements in the UK Retail Price Index. While higher inflation would tend to increase National Grid’s cost base, this impact would be more than offset by increased revenue allowed under the regulatory revenue control.

Higher inflation would increase National Grid USA’s cost base. However, if the rate of inflation, as measured by the change in the Gross Domestic Product Implicit Price Deflator, exceeds 4 per cent, the regulatory settlements in Massachusetts and Rhode Island allow for additional distribution revenue to be recovered from customers. In recent years, inflation in the UK and US has been relatively stable and has not significantly affected the period under review.

Seasonality

Although demand for electricity can vary on a seasonal basis, National Grid’s UK turnover and earnings are not, generally speaking, subject to substantial seasonal variations, as the largest elements of UK turnover relate to customers’ use of the transmission system. Customers are charged for these services on the basis of a regulatory formula which provides for a relatively constant revenue stream over the course of a financial year.

In respect of National Grid USA, some 60 per cent of the annual revenues of the transmission and distribution businesses of National Grid USA arise in the periods January-March and June-August inclusive, reflecting seasonal peaks in demand for electricity.

Euro

The single European currency (the “euro”) came into existence on 1 January 1999. The impact on National Grid to date has been minimal, but facilities have been established to enable euro dealings where necessary. Internally, an analysis of the impact on National Grid of adopting the euro as a replacement for sterling has been undertaken.

40	The Board of Directors

From left to right

James Ross Chairman and a member of the Nominations Committee. Appointed as a Director of National Grid on 1 March 1999, James Ross became Chairman in July 1999. He is also Chairman of Littlewoods plc, having been Chief Executive of Cable and Wireless plc from 1992 to 1995. Before that, he was a Managing Director of the British Petroleum Company plc and Chairman and Chief Executive Officer of BP America. He is a Non-executive Director of McGraw Hill and of Datacard, both based in the US, and of Schneider Electric based in France. James Ross is a trustee of the Cleveland Orchestra and a Board member of the Regional Development Agency for the North West. Aged 62.

Roger Urwin Group Chief Executive. Appointed as a Director of National Grid and of The National Grid Company plc in 1995, Roger Urwin was previously Chief Executive of London Electricity plc. Prior to this, he held a number of appointments within the Central Electricity Generating Board before joining Midlands Electricity Board as Director of Engineering. He is a Non-executive Director of Energis, The Special Utilities Investment Trust PLC and TotalFinaElf Exploration UK plc and is a Fellow of the Royal Academy of Engineering. Aged 55.

John Grant Non-executive Director, Chairman of the Audit Committee and a member of the Nominations and Remuneration Committees. Appointed as a Director of National Grid in 1995, John Grant is Executive Chairman of Hasgo Group Limited and of Peter Stubs Limited. He was Chief Executive of Ascot Plc from 1997 to June 2000, Finance Director of Lucas Industries plc (subsequently LucasVarity plc) from 1992 to 1996 and held a number of senior executive positions during 25 years with Ford Motor Company, including Vice President, Ford of Europe, Director of Corporate Strategy, Ford US and Executive Deputy Chairman of Jaguar. He is also a Non-executive Director of Torotrak plc, Corac Group Plc and Cordex plc. Aged 55.

Richard Reynolds Non-executive Director and a member of the Audit and Remuneration Committees. Appointed as a Director of National Grid in 1998, Richard Reynolds was a Director of GEC from 1986 to 1995. He was Managing Director of GEC Telecommunications and became Managing Director of GPT on the merger of the GEC and Plessey telecommunications companies. He was also Chairman of GPT and is currently Chairman of Photobition Group plc and of Wavionix Software Limited. He is also a Non-executive Director of Telme.com plc. Aged 62.

Rick Sergel Group Director, North America. Appointed as a Director of National Grid in 2000, Rick Sergel is President, Chief Executive Officer and Director of National Grid USA. From February 1998 until the merger, he served as its President and Chief Executive Officer. His previous positions with NEES include Senior Vice President in charge of retail operations and unregulated ventures, Vice President and Treasurer. He serves as Chairman of the board of the distribution companies and is also a Director of State Street Bank & Trust. Aged 51.

Bob Faircloth Non-executive Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees. Appointed as a Director of National Grid in 1995, Bob Faircloth was Chief Operating Officer and an Executive Director of BTR until 1995 and a Non-executive Director until May 1998. Before joining BTR in 1990, Bob Faircloth held technical and management posts, mainly in the petrochemicals and paper industries in Canada and Europe. He is engaged in international management consulting with involvement with international banks, industrial companies and government agencies. Aged 64.

Paul Joskow Non-executive Director and a member of the Audit Committee. Appointed as a Director of National Grid in 2000, Paul Joskow is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT) and is Director of the MIT Center for Energy and Environmental Policy Research. He is a research associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. Paul Joskow served as a Director of NEES from 1987 until the merger. He is a trustee of the Putnam Mutual Funds, a Director of State Farm Indemnity Company and a Director of the Whitehead Institute for Biomedical Research. Aged 53.

Steven Holliday Group Director, Europe. Appointed as a Director of National Grid and Chief Executive of The National Grid Company plc on 30 March 2001, Steven Holliday was an Executive Director of British Borneo Oil and Gas from 1997. Prior to this, he spent 19 years with the Exxon Group, where he held senior positions in the operations and business development areas. Aged 44.

Stephen Box Group Finance Director. Appointed as a Director of National Grid and of The National Grid Company plc in August 1997. Formerly with Coopers & Lybrand, where he was a partner specialising in corporate finance, he is a Non-executive Director of Energis and of Michael Page International PLC and a member of the Financial Reporting Review Panel. Aged 50.

National Grid’s General Counsel and Company Secretary is Fiona Smith.

Corporate governance	41

Corporate governance is the system by which companies are directed and controlled, focusing on the responsibilities of directors and the structure and conduct of the board.

The Combined Code of Corporate Governance, which is appended to the Listing Rules of the United Kingdom Listing Authority, sets out Principles of Good Governance and specific provisions relating to governance with which listed companies are required to comply, or to explain the reasons for any areas of non-compliance. The Combined Code is based on the report of the Hampel Committee on Corporate Governance, which itself draws on the earlier Cadbury and Greenbury reports.

The following statement sets out National Grid’s application of the Principles of Good Governance and its compliance with the provisions set out in the Combined Code.

Corporate governance within National Grid
We are committed to high standards of corporate governance and recognise that sound governance is key, not only to compliance with external requirements but also to the establishment of good business practice throughout the Group.

We therefore maintain our own code of corporate governance, the National Grid Code of Business Practice. The Code of Business Practice was introduced in March 2000 and is closely modelled on the Combined Code. We have operated throughout the year in accordance with the Code of Business Practice and have thus complied with the provisions of the Combined Code, other than with respect to the nomination of a senior non-executive director. We believe that the independent Non-executive Chairman is the appropriate point of contact for shareholders with concerns relating to the executive management of the Group and for this reason do not propose to nominate a senior non-executive director.

Directors
The Board: National Grid is led by the Group Board, which currently consists of nine Directors. The Board meets at least eight times a year, with additional meetings as necessary. To ensure that the direction and control of the Group are firmly in its own hands, the Board reserves certain matters for its collective decision and/or monitoring. Matters for which Board approval is required include the start-up or acquisition of new businesses and the establishment of any activity in a new territory. Also reserved to the Board are matters relating to health and safety, the environment and policy issues affecting the reputation and standing of the Group.

Chairman and Group Chief Executive: There is a clear division of responsibility between the Non-executive Chairman and the Group Chief Executive, whose posts are, and will remain, separate.

Board balance: The Board is currently made up of nine Directors, four executive and five non-executive (including the Chairman).

Independence: National Grid considers non-executive directors to be independent if they are independent of the Group’s management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. The Board considers that all of the serving Non-executive Directors are independent.

Supply of information: Regular and ad hoc reports are made throughout the year to ensure that the Board is supplied in a timely manner with information of the quality and detail it requires. All Directors have the right and duty to make further enquiries where they consider this necessary.

All Directors have access to the advice and services of the Group General Counsel and Company Secretary and may take independent advice, at the Group’s expense, in the furtherance of their duties.

Appointments to the Board: The Board has delegated to the Nominations Committee responsibility for considering and recommending the reappointment of existing Directors, for identifying and selecting potential new Directors and for proposing to the Board the appointment of new Directors. The Nominations Committee, the members of which are identified on page 40, meets at least once a year and additionally as necessary.

Reappointment: Every Director is required by the Group’s Articles of Association to retire and seek reappointment by the shareholders at the Annual General Meeting (AGM) at least once every three years. Additionally, any new Director who has been appointed by the Board is required by the Articles to retire at the next AGM and to seek reappointment by the shareholders.

Directors’ remuneration: The Board has charged the Remuneration Committee with the design of remuneration packages to attract, retain and motivate high-calibre Directors. The Remuneration Committee, the members of which are shown on page 40, recognises the importance of linking rewards to performance and uses a range of incentives. The report on pages 44 to 47 sets out the Group’s policy on remuneration and gives details of the remuneration of each Director.

42	Corporate governance continued

Relations with shareholders
Dialogue with institutional investors: Regular dialogue is maintained with institutional investors, fund managers and financial analysts with the aim of fostering a mutual understanding of objectives.

The Annual General Meeting: At each AGM, the Chairman makes a presentation on the year’s financial results and business activities and open discussion between Directors and shareholders is encouraged. Shareholders are invited to vote separately on each substantive issue.

Networking: National Grid is very proud of its Networking programme, which gives individual shareholders the opportunity to meet Directors and staff and to experience our operations at first hand.

Accountability and audit
Financial reporting: The Directors are responsible for ensuring that the annual report and the accounts provide a balanced and understandable presentation of the Group’s position and prospects.

Audit Committee and auditors: The Board has delegated to the Audit Committee responsibility for maintaining an appropriate relationship with the Group’s external auditors. The Audit Committee also reviews the scope and extent of internal audit and has particular responsibility for reporting annually to the Board on the scope of work, authority and resources of the internal audit function. The Audit Committee meets four times a year, and has at least one private meeting with the external auditors. The membership of the Audit Committee is shown on page 40.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors in order to ensure that a proper balance is maintained between objectivity and value for money. The Audit Committee has reviewed the auditors’ remuneration set out in note 2 to the accounts and is satisfied that it is proper and reasonable, having regard to the following considerations:

  substantial non-audit expenditure is associated with work incremental to the statutory audit or with accounting, taxation and regulatory issues which are so closely allied to the mainstream audit that, in the Audit Committee’s view, it would be contrary to National Grid’s strategic and financial interests to seek advice from sources other than the external auditors;

  other consultancy work is awarded on the basis of the skills and value for money offered by advisers, including the external auditors, and all costs are subject to close scrutiny; and

  the objectivity and independence of the external auditors is ensured by their compliance with their own professional codes of conduct and by their internal procedures, including “Chinese Wall” arrangements and the regular rotation of key audit staff.

Internal control: The Group’s system of internal control helps to safeguard shareholders’ investment and the Company’s assets and is designed to manage, rather than to eliminate, material risks to the achievement of business objectives. The Board is responsible for the Group’s system of internal control and for reviewing its effectiveness, recognising that any such system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

We have an ongoing process for the identification, evaluation and management of the significant risks faced by the Group. This process, which accords with the Turnbull working party guidance published in September 1999, has been in place throughout the year and continues in operation to date. During the year, we have taken steps to introduce and embed the process throughout the Group through the business planning process. All parts of the Group, including joint ventures, have:

  captured and reported, in a standard risk register format, their key business risks;

  categorised all risks to highlight the source of the risk;

  subjectively scored all risks to reflect both the financial and reputational impact of the risk and the likelihood of its occurrence; and

  validated and approved, through local management, the risk register.

Energis, being a separately listed company, is independent from National Grid and must comply with reporting requirements in its own right.

All parts of the Group are required to keep their risk registers up to date and relevant to their businesses. All operating companies, including joint ventures, report any material changes in risks and associated actions through the periodic reporting process. A network of risk co-ordinators has been established throughout the Group to facilitate this.

In parallel with business planning and consistent with the risks identified in the bottom-up risk assessment process, a schedule of Board-level risks has been considered and endorsed by the Audit Committee. Any material changes in these risks and associated actions will be reported through the periodic reporting process.

We continue to embed good risk management principles throughout the expanding Group as part of a process of continuous improvement. Progress is monitored by a risk steering group chaired by the Group General Counsel and Company Secretary, the objectives of which are to give direction and impetus to the implementation of risk management at all levels of the Group, act as a catalyst for change and provide senior and visible executive support to the process.

In March 2000, the Board set out its procedure for the review of effectiveness of internal control, emphasising that risk management should be aligned as closely as possible to existing business processes and structures. In accordance with this procedure the Board, through the Group Executive and Audit Committees, regularly reviews the effectiveness of internal control (including the process for identifying, evaluating and managing significant risks) through the assurance mechanisms shown below. Any material matters arising are reported to the Board.

Throughout the year:

Executive Committee considers:

  periodic business reports from all operating companies

  the top-down strategic plan for the Group and the bottom-up business plans of the operating companies all proposals for material capital and revenue spend, including new business development reports from management on key risk areas including, where appropriate, any material control weaknesses and failings and actions taken to address them

Audit Committee considers:

  external and internal audit work plans

  audit work plans for health and safety and environmental management summary reports from external and internal assurance providers on significant matters arising specific reports from management on the actions taken to manage key risk areas and, if applicable, to address material control weaknesses and failings

At the end of each financial year:

Executive Committee considers:

Annual statements on risk management and internal control provided by all operating companies that highlight:

  how risk management has been made more visible in the business how management has addressed key risks and any significant control issues in the course of the year the key changes in risk profile since the start of the year

Audit Committee considers:

Specific reports on:

  significant corporate governance and legal matters

  risk management

  health and safety and environmental management

  internal audit issues and the effectiveness of the risk management process external audit issues

44	Directors’ remuneration

Composition and role of the Remuneration Committee
The Remuneration Committee consists exclusively of independent Non-executive Directors. It is chaired by Bob Faircloth, its other members being John Grant and Richard Reynolds. The Remuneration Committee is responsible for determining all aspects of Executive Directors’ compensation, drawing on advice from external independent remuneration consultants and internal advisers.

Remuneration policy
The Remuneration Committee designs remuneration packages with the aim of attracting, motivating and retaining high-calibre Directors who will deliver success for shareholders and high levels of customer service, safety and environmental standards while having due regard to the markets in which the Group operates.

Executive Directors’ remuneration
Remuneration packages for Executive Directors consist of the following elements:

  base salary: base salaries are reviewed annually taking account of the median market position (against businesses of a similar size and complexity) and business and personal performance. Account is also taken of salary increases and employment conditions across the Group. The Committee will continue to review the competitiveness of salaries, taking account of the increasing size, diversity and international focus of the business.

  incentives: the Remuneration Committee recognises the importance of linking rewards to business and personal performance and considers that the following incentive arrangements provide a balance between short- and long-term incentives:

  annual bonus: a non-pensionable annual cash bonus of up to a maximum of 50 per cent of base salary can be paid for the achievement of demanding financial, personal and quality of service targets. Rick Sergel also participates in the National Grid USA Goals Program, an all-employee bonus plan that can pay up to 4.5 per cent of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel’s cash bonus is pensionable.

  Share Match scheme: UK Directors are required to invest 25 per cent of any annual cash bonus in National Grid shares, which are placed in trust. At the end of three years (provided the Director is still employed) additional shares equal to the pre-tax value of the invested shares will be awarded and all shares released to the individual. Rick Sergel participates in an incentive plan whereby National Grid shares equivalent to 60 per cent of the annual cash bonus are awarded, subject to a three-year vesting requirement.

  executive share options: the National Grid Executive Share Option Plan 2000 permits executive share options to be granted at market price up to a maximum value of 150 per cent of base salary per annum. Grants of a greater value may be made in exceptional circumstances, for example to a new Executive Director at first appointment. The exercise of executive share options granted during the year is subject to National Grid’s Total Shareholder Return (TSR), relative to that of a group of UK and US companies, over a three-year period. Options up to the value of an individual’s base salary become exercisable in full if National Grid’s TSR is at least median. Options in excess of base salary are exercisable on a sliding scale and are only exercisable in full if National Grid’s TSR is in the upper quartile of the comparator group. Executive share options granted between September 1997 and March 2000 are exercisable in full if National Grid’s growth in earnings per share (EPS) exceeds RPI by 3 per cent per annum over a three-year period.

  Sharesave: Executive Directors resident in the UK are eligible to participate in the all-employee Sharesave scheme (subject to eligibility based on service).

  US Incentive Thrift Plan: Rick Sergel participates in a tax-advantaged savings plan (known as a 401(k) plan) provided for employees by National Grid USA, to which he chooses to contribute 6 per cent of base salary up to the Federal limit of $10,500. National Grid USA provides a further 5 per cent of base salary which is invested on Rick Sergel’s behalf in National Grid American Depositary Receipts (ADRs). Under the terms of this Plan, 199.191 ADRs (1999/2000: 52.344) were purchased on behalf of Rick Sergel.

  pensions: pension benefits earned by individual Executive Directors in 2000/01 are as follows:
	Age at 31 March 2001	Director’s contributions during year £000	Increase to accrued pension during year (net of inflation) £000	Accrued pension as at 31 March

				2001 £000	[1]	2000 £000

David Jones[2]	58	13	57	284		220
Roger Urwin	55	8	26	160		130
Stephen Box	50	9	14	36		22
Wob Gerretsen[3]	–	4	–	–		127
Steven Holliday[4]	44	0	–	0		–
Rick Sergel	51	0	21	229		193

1 Accrued pension represents the pension which would be paid annually at age 60 if the Director resigned on 31 March 2001.
2 David Jones, the highest-paid Director, retired on 31 March 2001 with an unreduced pension.
3 Wob Gerretsen died on 19 October 2000. His beneficiaries received payments of £988,613 and are receiving a pension of £100,256 per annum.
4 Steven Holliday was appointed to the Board on 30 March 2001.

UK-based Executive Directors are members of the National Grid section of the Electricity Supply Pension Scheme (ESPS), to which they currently contribute 3 per cent of base salary per annum up to the Inland Revenue earnings cap. The normal employee contribution is 6 per cent but there is currently a pensions holiday on employee contributions which affects all staff. The pension scheme’s main features in respect of Executive Directors are: normal retirement at age 60; pension at normal retirement age of two-thirds final salary subject to completion of 20 years’ service (although Directors may retire early from age 55 with a reduction in pension); death-in-service payment of four times pensionable salary; spouse’s pension of two-thirds Director’s pension on death; discretionary payment of dependant’s pension if there is no surviving spouse; pension increased by inflation by up to 5 per cent per annum; and, for Directors affected by the earnings cap, the Company may provide a pension on salary above the cap on a partially-funded basis.

Rick Sergel participates in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements.

Benefits are calculated using formulae based on years of service and highest average compensation over five consecutive years. In line with many US plans, compensation covered includes salary, bonuses and incentive share awards. Normal retirement age is 65. Pursuant to the executive supplemental plan, however, unreduced benefits may be payable at age 55. The plans also provide for a spouse’s pension, the actual value of which is based on the participant’s age at death. Benefits from both plans are fixed and do not increase after retirement.

  non-cash benefits: the Company provides competitive benefits such as a fully expensed car and private medical insurance to the Executive Directors.

  service contracts: service contracts for Executive Directors are set at one year’s notice. The application of longer contract periods at appointment, reducing after an initial period, is considered appropriate by the Board to recruit and retain key executives. In this regard, the initial period of Rick Sergel’s contract is for a fixed period of three years, reducing to one year after 2002. Steven Holliday’s contract is for a fixed period of two years, reducing to one year after one year of service.

Directors’ remuneration
The remuneration of individual Directors for the year ended 31 March 2001 is set out below:

	Base salary and fees £000	Annual bonus[1] £000	Benefits £000	Total emoluments (excluding pension)

				2000/01 £000	1999/2000 £000

Chairman
James Ross[2] (Non-executive Director)	120	–	–	120	98

Executive Directors
David Jones	440	212	13	665	489
Roger Urwin	275	150	11	436	321
Stephen Box	300	142	13	455	348
Wob Gerretsen[3]	177	34	48	259	348
Steven Holliday[4]	1	–	–	1	–
Rick Sergel[5]	408	197	15	620	5

Non-executive Directors
David Jefferies[6] (former Chairman)	–	–	–	–	53
Bob Faircloth	30	–	–	30	30
John Grant	30	–	–	30	30
Paul Joskow[5]	45	–	–	45	0
Richard Reynolds	50	–	–	50	50
Malcolm Williamson[6]	–	–	–	–	8

	1,876	735	100	2,711	1,780

1 Total cash bonus paid includes amount invested by Director in Share Match scheme and, in the case of Roger Urwin, an ex-gratia payment of £19,000 in respect of dividends on Matching Shares.
2 Appointed to the Board on 1 March 1999. Appointed Chairman on 22 July 1999.
3 Died on 19 October 2000: £36,427 of his benefits is in respect of repatriation of personal property.
4 Appointed to the Board on 30 March 2001.
5 Appointed to the Board on 27 March 2000.
6 Resigned from the Board on 22 July 1999.
The total remuneration of David Jones, the highest-paid Director during the year, was £665,440 (1999/2000: £488,577).

46	Directors’ remuneration continued

Directors’ interests in share options
Directors’ interests in share options over the ordinary shares of National Grid are as follows1:

	Options held at 1 April 2000	Options exercised during the year	Options granted during the year	Options held at 31 March 2001	Exercise price p	Date from which exercisable	Expiry date

David Jones
Executive	230,837	–	–	230,837	280.50	Sep 2000	Sep 2007
	146,906	–	–	146,906	375.75	Jun 2001	Jun 2008
	44,045	–	–	44,045	455.25	Jun 2002	Jun 2009
	–	–	67,730	67,730	531.50	Jun 2003	Jun 2010
Share Match[2]	22,304	–	–	22,304	100.0 in total	Sep 2000	Sep 2004
	5,862	–	–	5,862	100.0 in total	Jun 2001	Jun 2005
	5,930	–	–	5,930	100.0 in total	Jun 2002	Jun 2006
	–	–	5,989	5,989	100.0 in total	Jun 2003	Jun 2007

Total	455,884	Nil	73,719	529,603

Roger Urwin
Executive	169,340	–	–	169,340	280.50	Sep 2000	Sep 2007
	91,656	–	–	91,656	375.75	Jun 2001	Jun 2008
	22,098	–	–	22,098	455.25	Jun 2002	Jun 2009
	–	–	33,867	33,867	531.50	Jun 2003	Jun 2010
Share Match[2]	16,059	16,059[3]	–	–	100.0 in total	Sep 2000	Sep 2004
	4,047	–	–	4,047	100.0 in total	Jun 2001	Jun 2005
	3,884	–	–	3,884	100.0 in total	Jun 2002	Jun 2006
	–	–	3,859	3,859	100.0 in total	Jun 2003	Jun 2007
Sharesave	10,648	10,648[4]	–	–	162.00	Feb 2001	Aug 2001

Total	317,732	26,707	37,726	328,751

Stephen Box
Executive	160,427	–	–	160,427	280.50	Sep 2000	Sep 2007
	93,147	–	–	93,147	375.75	Jun 2001	Jun 2008
	43,931	–	–	43,931	455.25	Jun 2002	Jun 2009
	–	–	37,630	37,630	531.50	Jun 2003	Jun 2010
Share Match[2]	2,955	–	–	2,955	100.0 in total	Jun 2001	Jun 2005
	3,844	–	–	3,844	100.0 in total	Jun 2002	Jun 2006
	–	–	4,122	4,122	100.0 in total	Jun 2003	Jun 2007
Sharesave	3,125	–	–	3,125	312.00	Sep 2001	Feb 2002

Total	307,429	Nil	41,752	349,181

Steven Holliday[5]
Executive	–	–	150,000	150,000	540.00	Mar 2004	Mar 2011

Total	Nil	Nil	150,000	150,000

Rick Sergel
Executive	201,845	–	–	201,845	566.50	Mar 2003	Mar 2010

Total	201,845	Nil	Nil	201,845

1 Wob Gerretsen died on 19 October 2000.
2 Share Match options granted during the year relate to the annual bonus paid for the financial year ended 31 March 2000.
3 The closing mid-market price of an ordinary share in National Grid on 29 March 2001, the date at which Roger Urwin exercised his Share Match grant, was 540.0 pence. Roger Urwin retained his shares.
4 The closing mid-market price of an ordinary share in National Grid on 28 March 2001, the date at which Roger Urwin exercised his Sharesave options, was 539.0 pence. Roger Urwin retained his shares.
5 Steven Holliday was appointed to the Board on 30 March 2001.
The closing mid-market price of a National Grid ordinary share on Friday 30 March 2001, the last day of trading in the 2000/01 financial year, was 544.0 pence.
The range during the period 1 April 2000 to 31 March 2001 was 646.0 pence (high) and 479.5 pence (low).

Directors’ beneficial interests
The Directors’ beneficial interests (which include those of their families) in the ordinary shares of National Grid are shown below:

	Ordinary shares at 31 March 2001	Ordinary shares at 1 April 2000	Options over ordinary shares at 31 March 2001	Options over ordinary shares at 1 April 2000

James Ross	19,000	2,000	–	–
David Jones	110,050	106,457	529,603	455,884
Roger Urwin	144,539	115,517	328,751	317,732
Stephen Box	6,552	4,079	349,181	307,429
Steven Holliday	–	–	150,000	–
Rick Sergel	1,257	261	201,845	201,845
Bob Faircloth	–	–	–	–
John Grant	10,000	10,000	–	–
Paul Joskow	5,000	–	–	–
Richard Reynolds	10,000	10,000	–	–

After the end of the financial year, Rick Sergel became aware that, as a result of investments by National Grid USA in National Grid ADRs under its 401(k) programme, he had acquired an interest in 24.355 ADRs on 24 April 2001.

There has been no other change in the beneficial interests of the Directors in the ordinary shares of National Grid between 1 April 2001 and 31 May 2001.

None of the Directors held any non-beneficial interests in the ordinary shares of National Grid.

Each of the Executive Directors (David Jones, Roger Urwin, Stephen Box, Steven Holliday and Rick Sergel) was, for Companies Act purposes, deemed to be a potential beneficiary under the NGG Qualifying Employee Share Ownership Trust (QUEST) and the NGG 1996 Employee Benefit Trust and thereby to have an interest in the 5,204,219 National Grid ordinary shares held by the QUEST and the 655,245 National Grid ordinary shares held by the 1996 Employee Benefit Trust as at 31 March 2001.

Non-executive Directors
Non-executive Directors receive an annual fee of £25,000 with an additional £5,000 payable for committee chairmanship. Richard Reynolds receives a fee of £25,000 in respect of duties as a member of the Supervisory Board of Intelig. Paul Joskow receives a fee of $30,000 in respect of duties with National Grid USA. The Non-executive Chairman receives a fee of £120,000.

Non-executive fees are determined by the Board subject to the limits applied by National Grid’s Articles of Association.

Non-executive Directors do not have service contracts but have letters of engagement for periods of up to three years. No benefits are payable on termination.

48	Directors’ report

The Directors of National Grid Group plc present their report and accounts for the financial year ended 31 March 2001.

Incorporation of the Company
The Company was originally incorporated under the name The National Grid Holding plc (NGH) in April 1990 and registered in England and Wales as a public limited company under the terms of the Companies Act 1985. It was re-named The National Grid Group plc in 1995 and in July 2000 was renamed National Grid Group plc.

The Company’s agent in the US is Lawrence J. Reilly, National Grid USA, 25 Research Drive, Westborough, MA 01582.

History and development of the business
On the restructuring of the electricity industry in England and Wales in 1990, The National Grid Company plc (NGC) assumed from the Central Electricity Generating Board ownership and control of the transmission network and the interconnectors with Scotland and France. NGC became the wholly-owned subsidiary of NGH, the predominant shareholders in which were the 12 Regional Electricity Companies (RECs) which owned and operated the local distribution systems. Each REC disposed of substantially all of its holding in NGH in 1995 or 1996.

NGG’s ordinary shares were admitted to the Official List of the London Stock Exchange in December 1995. The Secretary of State for Trade and Industry holds a Special Share in NGG, further details of which are given in note 21 to the accounts.

National Grid established the telecommunications operator Energis plc in 1993 and has interests in telecommunications joint ventures in Poland, Argentina, Brazil and Chile. It entered the US electricity market in 2000 with its acquisitions of New England Electric System (NEES) and Eastern Utilities Associates (EUA), now merged and operating as National Grid USA.

National Grid’s American Depositary Shares (ADSs) were listed on the New York Stock Exchange on 7 October 1999. NGG is a registered holding company under the United States Public Utility Holding Company Act of 1935.

Principal activities and future developments
The principal UK activities of the Group are the operation of the electricity transmission system in England and Wales and the operation of the interconnectors with Scotland and France.

The Group’s principal US activities are the operation of the electricity transmission and distribution systems serving approximately 1.7 million customers in Massachusetts, New Hampshire and Rhode Island. On 29 January 2001, National Grid received shareholder approval for the acquisition of Niagara Mohawk, Inc., an electricity and gas utility in New York State.

Other interests include joint ventures in Argentina, Brazil, Chile, Poland and Zambia.

A review of National Grid’s activities during 2000/01 is given on pages 10 to 29 of this document.

Financial results
The financial results of the Group are discussed on pages 32 to 39 of this document.

Dividends
An interim dividend of 6.05 pence net per ordinary share was paid on 15 January 2001 to shareholders who were on the share register on 1 December 2000. The Directors are recommending a final dividend for 2000/01 of 9.03 pence net per ordinary share. Subject to approval by shareholders at the Annual General Meeting, the final dividend will be paid on 15 August 2001 to shareholders on the share register on 1 June 2001 and will bring the total ordinary dividend for the year to 15.08 pence net per ordinary share.

Share capital
Changes in National Grid’s share capital during the year are set out in note 21 to the accounts.

Substantial shareholdings
As at 31 May 2001, National Grid had been notified of the following interests in 3 per cent or more of its issued share capital:

Prudential Corporation plc	4.70%

Deutsche Bank AG London*	3.00%

HSBC Investment Bank plc*	3.72%

Credit Suisse First Boston Equities Limited*	3.37%

*On 13 July 2000, National Grid was notified that HSBC Investment Bank plc (in respect of 3.7 per cent), Deutsche Bank AG London (in respect of 3.8 per cent) and Credit Suisse First Boston Equities Limited (in respect of its total holding) have each hedged their economic exposure to National Grid shares pursuant to a structured derivatives transaction entered into with the Olayan Group. As a result of these transactions, the Olayan Group has an exposure to 10.88 per cent of issued National Grid shares.

No further notifications have been received.

Directors
The names of the Directors of National Grid, with brief biographical details, are given on page 40.

At no time during the year has any Director had any material interest in a contract within the Group, being a contract of any significance in relation to the Group’s business. Details of the Directors’ remuneration, terms and conditions of service and interests in National Grid shares are given in “Directors’ remuneration” on pages 44 to 47 of this document.

Employment policies
National Grid has well-established arrangements, through team briefing, electronic mail and in-house newspapers, for communicating effectively with staff on matters of concern to them as employees. Regular consultation with UK staff and their trades union representatives takes place through the Company Council and local workplace councils.

All operating companies within the Group are required to build and maintain good standards of employment practice appropriate to the culture and legislative requirements in each country of operation. Applications for employment from disabled people are welcomed and given full and fair consideration. If any employee becomes disabled, every effort is made to continue their employment, including retraining.

Investors in People accreditation for the Group’s UK operations was received in November 2000.

National Grid operates equity participation arrangements for employees, including Sharesave in the UK.

Pensions litigation
On 4 April 2001, the House of Lords delivered its decision on an appeal brought by National Grid concerning the use of the surplus in its section of the Electricity Supply Pension Scheme (ESPS). The House of Lords found in favour of National Grid and confirmed that its use of the surplus was entirely lawful and proper. The House of Lords decision resolves this extended litigation, which arose from complaints made by two pensioners in 1995 about National Grid’s actions in relation to the 1992 surplus. International Power (formerly National Power) was also successful in a parallel case.

Research and development
Expenditure on research and development in 2000/01 was £8.1 million, compared with £7.8 million in 1999/2000 and £8.4 million in 1998/99.

Payments to suppliers
National Grid is a signatory to the CBI Code of Prompt Payment and has implemented procedures to ensure the payment of bills in accordance with contract terms. Copies of the CBI Code of Prompt Payment may be obtained from the CBI, Centre Point, 183 New Oxford Street, London WC1A 1DU.

The average creditor payment period at 31 March 2001 for The National Grid Company plc, the principal UK operating company within the Group, was 28 days (at 31 March 2000: 30 days).

Donations
In the UK, charitable donations of £225,388 were made in 2000/01 and no donations were made for political purposes.

Auditors
The auditors of National Grid, PricewaterhouseCoopers, have expressed their willingness to remain in office. A resolution for their reappointment will be proposed at the Annual General Meeting.

Annual General Meeting
National Grid’s Annual General Meeting will be held on Tuesday 17 July 2001. Details are set out in the Notice of Annual General Meeting accompanying this document.

On behalf of the Board

Fiona B Smith
Group General Counsel and Company Secretary
31 May 2001

Registered Office: 15 Marylebone Road,
London NW1 5JD
Registered in England and Wales: No. 2367004

50	Directors’ responsibilities

Directors’ responsibilities in respect of the preparation of the accounts

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The Directors are responsible for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the accounts comply with the Companies Act 1985. They also have general responsibility for taking reasonable steps to safeguard the assets of the Group and for taking reasonable steps to prevent and detect fraud and other irregularities.

The Directors consider that, in preparing the accounts, suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting and financial reporting standards have been followed.

A copy of this Annual Report and Form 20-F is placed on the National Grid website. The maintenance and integrity of the National Grid website is the responsibility of the Directors.

Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

Independent auditors’ report

Independent auditors’ report to the members of National Grid Group plc

We have audited the accounts which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the related notes on pages 52 to 90 and the Directors’ remuneration disclosures on pages 44 to 47.

Respective responsibilities of Directors and auditors
The Directors’ responsibilities for preparing the Annual Report, the Report on Form 20-F and the accounts in accordance with applicable United Kingdom and United States laws and Accounting Standards are set out in the statement of Directors’ responsibilities.

Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board (APB) and the Listing Rules of the United Kingdom Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors’ remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only the Directors’ report, the Chairman’s statement, the Group Chief Executive’s review, the Operating and financial review and the Corporate governance statement.

We review whether the Corporate governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

United Kingdom opinion
In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group at 31 March 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

United States opinion
In our opinion, the accounts present fairly, in all material respects, the consolidated financial position of the Group at 31 March 2001 and 31 March 2000 and the results of its operations and its cash flows for the years ended 31 March 2001, 31 March 2000 and 31 March 1999, all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

These principles differ in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the net income for the years ended 31 March 2001, 31 March 2000 and 31 March 1999, and consolidated shareholders’ equity at 31 March 2001 and 31 March 2000, all expressed in pounds sterling, as shown in the summary of differences between United Kingdom and United States generally accepted accounting principles set out in note 30 to the accounts.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
31 May 2001

52	Accounting policies

a

Basis of preparation of accounts
The accounts are prepared under the historical cost convention as modified by the valuation of National Grid Group plc’s (“the Company”) investment in National Grid Holdings Limited (note 13), and in accordance with applicable UK accounting and financial reporting standards.

The accounts have been prepared in accordance with UK GAAP, which differ in certain respects to US GAAP. A summary of the main differences between UK and US GAAP is set out in note 30.

The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

b

Basis of consolidation
The Group accounts include the accounts of the Company and all its subsidiary undertakings (“Group undertakings”), together with the Group’s share of the results and net assets of its associate and joint ventures (“associated undertakings”). An associated undertaking is an entity in which the Group has a participating interest and over which it exercises a significant influence.

The accounts of Group and associated undertakings used for consolidation are generally made up to 31 March. However, where this has not been practical, the results of one Group undertaking and certain joint ventures have been based on their accounts to 31 December.

The results of newly acquired Group and associated undertakings are included in the Group accounts from the date the Group acquires control or, in respect of associated undertakings, an equity interest which enables it to exercise a significant influence. The results of Group businesses disposed of are included up to the date that control is relinquished.

c	Goodwill
Goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and amortised through the profit and loss account over its estimated useful economic life – up to 20 years.

d

Foreign currencies
The results of the Group’s overseas operations are translated into sterling at average rates of exchange. Assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date or, if hedged forward, at the rates of exchange under the related currency contract.

Exchange differences arising on the translation of the opening net assets of overseas operations, the re-translation of the retained earnings of overseas operations from average to closing rates of exchange and the translation of foreign currency borrowings taken to hedge overseas assets are taken directly to reserves. All other exchange differences are taken to the profit and loss account.

e

Tangible fixed assets and depreciation
Tangible fixed assets are included in the balance sheet at their cost less accumulated depreciation and after the deduction of related capital contributions. Cost includes payroll and finance costs incurred which are directly attributable to the construction of tangible fixed assets.

No depreciation is provided on freehold land and assets in the course of construction. Other tangible fixed assets are depreciated, principally on a straight line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on a regular basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of tangible fixed assets are, in general, as follows:

Years

Plant and machinery
	Transmission plant	15 to 60
	Distribution plant	15 to 60
	Interconnector plant	15 to 25
	Freehold and leasehold properties	up to 65
	Motor vehicles and office equipment	3 to 5

f	Deferred taxation
Deferred taxation, on accelerated capital allowances and other timing differences, is calculated on the liability method and is provided to the extent that a tax liability is expected to become payable in the foreseeable future.

g	Stocks Stocks, which primarily comprise consumable stores, are stated at the lower of cost and net realisable value.

h	Regulatory assets
Regulatory assets established in accordance with US Statement of Financial Accounting Standards 71 “Accounting for the Effects of Certain Types of Regulation” (SFAS 71) are recorded as debtors, if they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to a third party (note 14).

i	Decommissioning
Decommissioning liabilities, based on discounted future estimated expenditures expected to be incurred, are provided for in full and a corresponding tangible fixed asset or regulatory asset is also recognised.

j	Turnover
Turnover primarily represents the amounts derived from the transmission, distribution and generation of electricity and the provision of related services, including the recovery of stranded costs (note 1). It excludes inter-business and inter-company transactions, and is stated net of value added tax and similar sales-based taxes.

k	Pensions and post-retirement benefits
The cost of providing pensions and post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the schemes. Variations from the regular pension cost are allocated over the estimated average remaining service lives of current employees.

l	Research and development Research and development expenditure is charged to the profit and loss account in the period in which it is incurred.

m

Leases
Finance lease income is allocated to accounting periods so as to give a constant rate of return on the net investment in the lease. The net investment in a finance lease is included in debtors and represents the total rentals receivable, net of finance charges, relating to future periods.

Operating lease payments are charged to the profit and loss account on a straight line basis over the term of the lease.

n

Financial instruments
Derivative financial instruments (“derivatives”) are used by the Group mainly for the management of its interest rate and foreign currency exposures. Derivatives include interest rate swaps, currency swaps, options and forward rate agreements. All transactions are undertaken or maintained to provide a commercial hedge of the interest and currency risk associated with the Group’s underlying business activities and the financing of those activities.

Amounts payable or receivable in respect of interest rate swaps or interest rate swap options are recognised in the profit and loss account over the economic lives of the agreements or underlying position being hedged, either within net interest or disclosed separately where deemed exceptional. Gains or losses arising on hedging instruments which do not qualify as hedges for accounting purposes are taken to the profit and loss account as they arise.

54	Group profit and loss account
for the years ended 31 March

	Notes	2001 £m	2000 £m	1999 £m

Turnover, including share of joint ventures		4,004.1	1,677.5	1,568.3
Less: share of joint ventures’ turnover (continuing operations)		(204.4)	(62.8)	(54.1)

Group turnover – continuing operations	1(a)	3,799.7	1,614.7	1,514.2
Operating costs	2	(3,084.1)	(1,042.6)	(937.5)

Operating profit of Group undertakings	1(b)	715.6	572.1	576.7
Share of joint ventures’ and associate’s operating (loss)/profit	1(b)	(103.5)	(33.5)	0.7

Operating profit

– Before exceptional integration costs and goodwill amortisation	1(b)	731.9	546.5	579.9
– Exceptional integration costs	3(a)	(45.3)	–	–
– Goodwill amortisation		(74.5)	(7.9)	(2.5)

Total operating profit – continuing operations	1(b)	612.1	538.6	577.4
Exceptional profit relating to partial disposal of Energis	3(b)	242.9	1,027.3	891.8
Profit on disposal of businesses	3(c)	20.1	–	–
Net interest	7	(250.6)	(64.9)	(118.5)
Exceptional cost of closing out interest rate swaps	3(d)	–	–	(52.6)

Profit on ordinary activities before taxation – continuing operations		624.5	1,501.0	1,298.1
Taxation

– Excluding exceptional items	8	(85.8)	(123.1)	(120.3)
– Exceptional items	8	235.4	(229.5)	(162.8)

	8	149.6	(352.6)	(283.1)

Profit on ordinary activities after taxation		774.1	1,148.4	1,015.0
Minority interests

Equity		(3.3)	–	–
Non-equity		(1.8)	–	–

		(5.1)	–	–

Profit for the year		769.0	1,148.4	1,015.0
Dividends	9	(223.0)	(205.5)	(192.0)

Retained profit	22	546.0	942.9	823.0

Earnings per ordinary share
– Basic, including exceptional items and goodwill amortisation	10	52.1p	78.0p	69.2p
– Basic, excluding exceptional items and goodwill amortisation	10	26.5p	24.3p	23.3p
– Diluted, including exceptional items and goodwill amortisation	10	49.5p	73.4p	65.2p
– Diluted, excluding exceptional items and goodwill amortisation	10	25.8p	23.8p	22.7p

Dividends per ordinary share	9	15.08p	13.94p	13.07p

Group statement of total recognised gains and losses
for the years ended 31 March

	2001 £m	2000 £m	1999 £m

Profit for the year	769.0	1,148.4	1,015.0
Exchange adjustments	(12.0)	3.1	(0.8)
Tax on exchange adjustments	31.9	–	–

Total recognised gains and losses relating to the year	788.9	1,151.5	1,014.2

Balance sheets	55
at 31 March

	Notes	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m

Fixed assets
Intangible assets – goodwill	11	1,186.2	844.7	–	–
Tangible assets	12	5,617.3	4,938.3	–	–

Investments in joint ventures
– Share of gross assets		1,133.6	828.6	–	–
– Share of gross liabilities		(798.2)	(622.7)	–	–

– Share of net assets		335.4	205.9	–	–
– Loans to joint ventures		64.9	–	–	–
Investment in associate		414.9	205.8	–	–
Other investments		145.1	107.3	1,996.5	1,995.7

Total investments	13	960.3	519.0	1,996.5	1,995.7

		7,763.8	6,302.0	1,996.5	1,995.7

Current assets
Stocks		34.1	29.3	–	–
Debtors (amounts falling due within one year)	14	880.4	490.1	4,066.3	3,474.7
Debtors (amounts falling due after one year)	14	1,016.5	798.3	18.1	16.9
Assets held for exchange	15	16.6	16.6	–	–
Business held for resale		–	118.9	–	–
Cash and deposits		271.2	1,011.6	1.6	383.2

		2,218.8	2,464.8	4,086.0	3,874.8
Creditors (amounts falling due within one year)

Borrowings		(1,008.7)	(669.0)	(760.9)	(248.5)
Other creditors		(1,205.0)	(1,192.1)	(2,212.4)	(2,151.8)

	16	(2,213.7)	(1,861.1)	(2,973.3)	(2,400.3)

Net current assets		5.1	603.7	1,112.7	1,474.5

Total assets less current liabilities		7,768.9	6,905.7	3,109.2	3,470.2
Creditors (amounts falling due after more than one year)

Convertible bonds		(480.3)	(469.0)	–	–
Other borrowings		(2,700.4)	(2,537.2)	(834.1)	(1,000.0)
Other creditors		(574.8)	(494.0)	–	–

	17	(3,755.5)	(3,500.2)	(834.1)	(1,000.0)
Provisions for liabilities and charges	20	(495.8)	(461.4)	–	–

Net assets employed		3,517.6	2,944.1	2,275.1	2,470.2

Capital and reserves
Called up share capital	21	174.7	174.7	174.7	174.7
Share premium account	22	276.9	274.7	276.9	274.7
Revaluation reserve	22	–	–	624.4	624.4
Other reserve	22	–	–	39.1	59.1
Profit and loss account	22	3,024.2	2,459.6	1,160.0	1,337.3

Equity shareholders’ funds		3,475.8	2,909.0	2,275.1	2,470.2
Minority interests

Equity		21.8	22.9	–	–
Non-equity	23	20.0	12.2	–	–

		41.8	35.1	–	–

		3,517.6	2,944.1	2,275.1	2,470.2

The accounts on pages 52 to 90 inclusive were approved by the Board of Directors on 31 May 2001 and were signed on its behalf by:

R J Urwin Group Chief Executive

S J Box Group Finance Director

56	Group cash flow statement
for the years ended 31 March

	Notes	2001 £m	2000 £m	1999 £m

Net cash inflow from operating activities	25(a)	810.6	682.0	605.9

Dividends from joint ventures		20.3	4.5	3.1

Returns on investments and servicing of finance

Interest received		94.8	92.0	18.2
Interest paid		(398.2)	(156.7)	(137.9)
Dividends paid to minority interests		(3.5)	–	–

Net cash outflow for returns on investments and servicing of finance		(306.9)	(64.7)	(119.7)

Taxation
Corporate tax paid		(137.2)	(274.3)	(154.9)

Capital expenditure

Payments to acquire tangible fixed assets		(471.6)	(292.2)	(329.7)
Receipts of capital contributions		2.2	7.6	11.9
Receipts from disposals of tangible fixed assets		11.8	5.4	5.3

Net cash outflow for capital expenditure		(457.6)	(279.2)	(312.5)

Acquisitions and disposals

Payments to acquire investments		(337.2)	(144.5)	(13.1)
Acquisition of Group undertakings	25(b)	(440.9)	(2,045.1)	(12.1)
Receipts from sales of Energis shares		–	952.9	959.3
Disposal of businesses	25(c)	195.9	–	–

Net cash (outflow)/inflow for acquisitions and disposals		(582.2)	(1,236.7)	934.1

Equity dividends paid		(212.5)	(197.6)	(183.1)

Net cash (outflow)/inflow before management of liquid resources and financing		(865.5)	(1,366.0)	772.9

Management of liquid resources

Decrease/(increase) in short term deposits		775.2	618.8	(1,482.3)

Net cash inflow/(outflow) from the management of liquid resources	25(d),(e)	775.2	618.8	(1,482.3)

Financing

Issue of ordinary shares		7.0	5.5	5.4
Payments to repurchase ordinary shares		–	(1.1)	–

New borrowings		1,015.4	1,029.3	717.7
Borrowings repaid		(934.0)	(260.1)	(35.5)

Increase in borrowings	25(d),(e)	81.4	769.2	682.2

Net cash inflow from financing		88.4	773.6	687.6

Movement in cash and overdrafts	25(d),(e)	(1.9)	26.4	(21.8)

Notes to the accounts	57

1	Segmental analysis

Eastern Utilities Associates (EUA) was acquired on 19 April 2000 (note 26(a)). The operations of EUA and New England Electric System (NEES) – acquired 22 March 2000 – were successfully integrated on 1 May 2000 and now operate as National Grid USA. As a consequence it is not possible to provide an indication of EUA’s contribution to the Group’s results for the year.

Transmission – UK includes Ancillary services, previously reported as a separate segment. The activities of NEES, previously reported as a single segment, are now reported over the integrated National Grid USA business segments. The comparative figures have been adjusted to reflect these revised presentations.

a	Turnover

	Turnover

	Total sales 2001 £m	Sales between businesses 2001 £m	Sales to third parties 2001 £m	Total sales 2000 (restated £m	)	Sales between businesses 2000 (restated £m	)	Sales to third parties 2000 (restated £m	)	Total sales 1999 (restated £m	)	Sales between businesses 1999 (restated £m	)	Sales to third parties 1999 (restated £m

															)

Turnover, including share
of joint ventures	4,049.3	45.2	4,004.1	1,715.3		37.8		1,677.5		1,601.9		33.6		1,568.3
Less: share of joint
ventures’ turnover	(204.4)	–	(204.4)	(62.8)		–		(62.8)		(54.1)		–		(54.1)

Group turnover	3,844.9	45.2	3,799.7	1,652.5		37.8		1,614.7		1,547.8		33.6		1,514.2

Transmission – UK	1,315.6	16.8	1,298.8	1,319.7		16.9		1,302.8		1,310.1		15.7		1,294.4
– USA	194.7	3.4	191.3	3.4		0.6		2.8		–		–		–
Distribution – USA	1,519.0	0.6	1,518.4	25.8		–		25.8		–		–		–
Stranded costs recovery
and generation – USA	334.9	0.1	334.8	6.1		–		6.1		–		–		–
Interconnectors – UK	83.6	–	83.6	86.6		–		86.6		75.8		–		75.8
– USA	47.9	–	47.9	1.3		–		1.3		–		–		–
Telecommunications – USA	9.5	–	9.5	0.2		–		0.2		–		–		–
Other activities	339.7	24.3	315.4	209.4		20.3		189.1		161.9		17.9		144.0

Group turnover	3,844.9	45.2	3,799.7	1,652.5		37.8		1,614.7		1,547.8		33.6		1,514.2

Europe			1,696.6					1,576.1						1,513.6
North America			2,103.1					38.6						0.6

			3,799.7					1,614.7						1,514.2

The analysis of turnover by geographical area is on the basis of origin. Turnover on a destination basis would not be materially different.

Other activities turnover primarily comprises market services, including EnMO, which provides the On-the-day Commodity Market for gas trading in Great Britain, and contracting activities.

58	Notes to the accounts continued

1	Segmental analysis continued

b	Operating profit

	Operating profit

	Before exceptional integration costs and goodwill amortisation			After exceptional integration costs and goodwill amortisation

	2001 £m	2000 (restated £m )	1999 (restated £m )	2001 £m	2000 (restated £m )	1999 (restated £m )

Transmission – UK	486.3	523.1	508.1	486.3	523.1	508.1
– USA	49.6	1.3	–	39.5	1.2	–
Distribution – USA	154.8	1.7	–	110.0	0.7	–
Stranded costs recovery and generation – USA	61.7	0.2	–	61.7	0.2	–
Interconnectors – UK	42.8	46.6	39.5	42.8	46.6	39.5
– USA	22.3	0.6	–	22.3	0.6	–
– Other	(0.1)	(0.9)	–	(0.1)	(0.9)	–
Telecommunications – USA	2.9	0.1	–	(1.4)	(0.1)	–
Other activities	0.8	2.0	29.3 *	(0.2)	0.7	29.1 *
Exceptional integration costs – USA	–	–	–	(45.3)	–	–

Group undertakings	821.1	574.7	576.9	715.6	572.1	576.7

Telecommunications – Energis	5.1	1.3	(9.6)	(8.7)	(4.0)	(11.6)
– Intelig	(118.0)	(44.1)	–	(118.0)	(44.1)	–
– Other	(3.4)	–	–	(3.9)	–	–
Generation – USA	7.9	0.2	–	7.9	0.2	–
Other electricity activities	19.2	14.4	12.6	19.2	14.4	12.3

Joint ventures and associate	(89.2)	(28.2)	3.0	(103.5)	(33.5)	0.7

Total operating profit	731.9	546.5	579.9	612.1	538.6	577.4

Europe	545.7	577.6	568.4	531.9	572.3	566.4
North America	288.0	(1.4)	(1.1)	182.5	(4.0)	(1.3)
Latin America	(106.0)	(33.7)	8.5	(106.5)	(33.7)	8.5
Rest of the World	4.2	4.0	4.1	4.2	4.0	3.8

	731.9	546.5	579.9	612.1	538.6	577.4

Electricity	851.3	590.4	591.6	750.1	588.0	589.1
Telecommunications	(119.4)	(43.9)	(11.7)	(138.0)	(49.4)	(11.7)

	731.9	546.5	579.9	612.1	538.6	577.4

*Includes £15.2m relating to a revision of accounting estimates of provisions resulting from the implementation of FRS 12.

It is not practical to allocate the exceptional integration costs (note 3(a)) over the above segments, as a consequence of the integration of the operations of NEES and EUA.

1	Segmental analysis continued

c	Total and net assets

	Total assets		Net assets

	2001 £m	2000 (restated) £m	2001 £m	2000 (restated) £m

Transmission – UK	3,426.2	3,104.5	3,055.9	2,788.2
– USA	744.4	600.0	701.7	608.2
Distribution – USA	2,686.8	1,884.4	2,402.5	1,679.5
Stranded costs recovery and generation – USA	1,105.6	777.7	371.6	97.6
Interconnectors – UK	154.9	166.4	152.1	166.4
– USA	191.2	184.1	190.6	178.1
–Other	11.0	5.7	9.8	5.7
Telecommunications – USA	148.4	108.3	143.4	106.4
Other activities	392.1	479.5	199.7	272.9

Group undertakings	8,860.6	7,310.6	7,227.3	5,903.0

Telecommunications – Energis	414.9	205.8	414.9	205.8
– Intelig	164.8	92.6	164.8	92.6
– Other	110.5	0.7	110.5	0.7
Generation – USA	32.8	28.7	32.8	28.7
Other electricity activities	92.2	83.9	92.2	83.9

Joint ventures and associate	815.2	411.7	815.2	411.7

Unallocated	306.8	1,044.5	(4,524.9)	(3,370.6)

	9,982.6	8,766.8	3,517.6	2,944.1

Europe	4,270.0	3,695.3	3,834.9	3,308.1
North America	5,060.2	3,849.3	3,863.2	2,828.9
Latin America	319.2	156.6	319.2	156.6
Rest of the World	26.4	21.1	25.2	21.1
Unallocated	306.8	1,044.5	(4,524.9)	(3,370.6)

	9,982.6	8,766.8	3,517.6	2,944.1

The analysis of total assets and net assets by business segment includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include investment in own shares, assets held for exchange and cash and deposits. Unallocated net liabilities include net borrowings, taxation, interest, dividends, certain provisions, investment in own shares and assets held for exchange.

60	Notes to the accounts continued

1	Segmental analysis continued

d	Other segmental information

	Capital expenditure			Depreciation and amortisation

	2001 £m	2000 (restated) £m	1999 (restated) £m	2001 £m	2000 (restated) £m	1999 (restated) £m

Transmission – UK	361.2	286.5	314.0	147.7	133.7	117.8
– USA	29.4	0.8	–	23.4	0.5	–
Distribution – USA	84.3	2.6	–	120.8	2.3	–
Stranded costs recovery and generation – USA	9.9	–	–	40.6	0.9	–
Interconnectors – UK	0.9	–	–	13.3	13.2	13.3
– USA	–	0.9	–	13.9	0.3	–
– Other	2.9	–	–	–	–	–
Telecommunications – USA	30.0	–	–	5.8	0.1	–
Other activities	17.2	25.3	15.0	4.4	7.3	2.9

Group undertakings	535.8	316.1	329.0	369.9	158.3	134.0

Europe	378.5	311.7	328.9	162.8	152.5	133.6
North America	154.4	4.4	0.1	207.1	5.8	0.4
Rest of the World	2.9	–	–	–	–	–

	535.8	316.1	329.0	369.9	158.3	134.0

Stranded costs recovery
Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

2	Operating costs	2001 £m	2000 £m	1999 £m

	Depreciation	276.5	154.9	133.8
	Payroll costs (note 4(a))	302.7	127.5	114.7
	Purchases of electricity	1,247.9	124.8	112.5
	Rates	176.5	103.7	99.4
	Transmission services scheme direct costs	219.6	212.6	254.0
	EnMO direct costs	201.2	70.7	–
	Other operating charges	659.7	248.4	223.1

		3,084.1	1,042.6	937.5

	Operating costs include:
	Research and development costs	8.1	7.8	8.4
	Operating lease rentals
	– Plant and machinery	4.2	0.1	–
	– Other	15.1	3.3	3.0
	Amortisation of goodwill*	60.2	2.6	0.2
	Amortisation of regulatory assets	33.2	0.8	–
	Auditors’ remuneration
	– Statutory audit fees (Company £7,500 (2000: £7,000; 1999: £6,500))	1.0	0.5	0.4

	– Taxation advice and acquisition activity, including due diligence	3.6	1.4	0.7
	– Stock exchange related	0.1	0.4	0.9
	– Regulatory related services	0.8	0.9	0.9
	– Other	0.6	0.3	0.1

		5.1	3.0	2.6

		6.1	3.5	3.0

	*Excludes goodwill of £14.3m (2000: £5.3m; 1999: £2.3m) relating to joint ventures and associate.

In addition to the non-audit fees of £5.1m (2000: £3.0m; 1999: £2.6m), fees of: a) £1.5m (2000: £1.2m; 1999: £1.6m), incurred in respect of acquisitions have been capitalised and; b) £0.5m (2000 and 1999: £nil), incurred in respect of disposals have been charged in arriving at the profit on disposal of businesses. Fees of £4.3m (2000: £nil; 1999: £nil) relating to the development and implementation of the new electricity trading arrangements, which are fully recoverable, have also been paid to PricewaterhouseCoopers.

Auditors’ remuneration in respect of non-statutory audit fees includes £nil (2000: £nil; 1999: £0.4m) in respect of services provided by Coopers & Lybrand prior to the appointment of PricewaterhouseCoopers.

3	Exceptional items

a	Exceptional integration costs
The 2001 exceptional integration costs of £45.3m (£39.4m after tax) principally comprise early retirement costs arising on the integration of the operations of NEES and EUA.

b

Exceptional profit relating to partial disposal of Energis
The 2001 exceptional profit of £242.9m (£242.9m after tax) arises from reductions in the Group’s interest in Energis plc (“Energis”), an associated undertaking, primarily as a consequence of the placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision in January 2001.

The 2000 exceptional profit of £1,027.3m relating to the partial disposal of the Group’s shareholding in Energis comprises a profit of £895.2m (£665.7m after tax) resulting from the sale of 28.9m shares in Energis and a profit of £132.1m (£132.1m after tax) resulting from reductions in the Group’s interest in Energis, primarily as a consequence of the placing by Energis of 14.8m of its shares.

The 1999 exceptional profit of £891.8m (£712.7m after tax) resulted from the sale of 60m shares in Energis.

c

Profit on disposal of businesses
The 2001 exceptional profit of £20.1m (£20.1m after tax) relates to the net gain on the disposal of market services businesses. The operating results of these businesses up to the date of disposal are included within other activities.

d	Exceptional cost of closing out interest rate swaps The 1999 exceptional charge of £52.6m (£36.3m after tax) relates to the cost of closing out £415.0m of interest rate swaps.

e

Exceptional tax credit
The 2001 exceptional tax credit of £229.5m represents a reversal of the 2000 exceptional tax charge relating to the exceptional profit on the partial disposal of Energis, arising from the realisation of capital losses for tax purposes as a result of Group restructurings.

62	Notes to the accounts continued

4	Payroll costs and employees	2001 £m	2000 £m	1999 £m

a	Payroll costs
	Wages and salaries	326.0	129.4	116.5
	Social security costs	26.3	11.5	10.2
	Other pension costs	18.9	10.4	10.3

		371.2	151.3	137.0
	Less: amounts capitalised	(68.5)	(23.8)	(22.3)

		302.7	127.5	114.7

		2001 Number	2000 Number	1999 Number

b	Average number of employees
	Europe	3,662	3,651	3,606
	North America	3,836	140	6
	Latin America	17	13	10
	Rest of the World	8	6	6

		7,523	3,810	3,628

The vast majority of employees in:
– Europe are either directly or indirectly employed in the transmission of electricity in the UK.
– North America are either directly or indirectly employed in the transmission, distribution and generation of electricity in the USA.

5	Directors’ emoluments and interests in shares Details of Directors’ emoluments and interests in shares are contained on pages 44 to 47.

6

Pensions and post-retirement benefits
Substantially all of the Group’s UK employees are members of the Electricity Supply Pension Scheme (“the Scheme”), a defined benefit funded scheme. The assets of the Scheme are held in a separate trustee administered fund. The Scheme is divided into sections, one of which is the Group’s section. The latest full actuarial valuation of the Group’s section of the Scheme was carried out by Bacon & Woodrow, Consulting Actuaries, as at 31 March 1998. The results of this latest valuation have been used as the basis for assessing pension cost. The attained age method was used for the latest valuation and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 4.0%; that the real annual rate of increase in dividends would average 0.25%; that real annual increases in salary would average 1.0%; and that pensions would increase in line with inflation at 4.5% per annum. The total market value of the assets relating to the Group’s section of the Scheme at 31 March 1998 was £1,298.2m and the actuarial value of the assets represented approximately 111% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases.

Substantially all of the Group’s US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations were carried out as at 1 April 2000 for the NEES plans and at 19 April 2000 for the EUA plans (for the purpose of determining the fair value of the net assets acquired on the acquisition of EUA (note 26(a)). The projected unit credit method was used for the latest valuations and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 4.6%; that real annual increases in salary would average 1.2%; that inflation would average 4.0%; and that increases in pensions would be nil. The market value of the assets relating to the Group’s US defined benefit plans at 1 April 2000 (NEES) and 19 April 2000 (EUA) total US dollar 1,223.2m and the actuarial value of the assets represented 124% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases.

The pension cost for the year ended 31 March 2001 charged to operating profit of £18.9m (2000: £10.4m; 1999: £10.3m) represents the regular pension cost of £21.2m (2000: £13.0m; 1999: £12.4m) less a variation from the regular pension cost totalling £2.3m (2000: £2.6m; 1999: £2.1m), of which £1.5m (2000: £1.5m; 1999: £1.5m) relates to the partial release of a pension provision. In addition, net interest includes a credit of £15.7m (2000: £3.5m; 1999: £3.7m) in respect of the notional interest element of the variation from the regular pension cost.

Included in debtors is a pension prepayment of £28.2m (2000: £28.0m).

In the US, the Group provides health care and life insurance to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage. The latest actuarial valuations were carried out as at 1 April 2000 for the NEES plans and at 19 April 2000 for the EUA plans (for the purpose of determining the fair value of net assets acquired on the acquisition of EUA (note 26(a))). The principal assumptions adopted were a discount rate of 7.75% and that medical costs would increase by 8.25% per annum, decreasing to 5.25% in 2002 and remaining at 5.25% thereafter.

The cost of providing health care and life insurance to retired US employees for the year ended 31 March 2001 amounted to £7.3m (2000, for the period 22 March 2000 to 31 March 2000: £0.2m; 1999: £nil).

7	Net interest	2001 £m	2000 £m	1999 £m

	Bank loans and overdrafts	118.0	12.4	20.3
	Other	232.1	146.0	128.1

	Interest payable and similar charges	350.1	158.4	148.4
	Interest capitalised	(20.7)	(20.4)	(19.4)

	Interest payable and similar charges net of interest capitalised	329.4	138.0	129.0
	Interest receivable and similar income	(112.9)	(95.0)	(28.1)

		216.5	43.0	100.9
	Joint ventures (net of interest capitalised £18.5m (2000: £2.1m; 1999: £nil))	8.3	6.3	7.0
	Associate	25.8	15.6	10.6

		250.6	64.9	118.5

Interest on the funding attributable to assets in the course of construction was capitalised during the year at a rate of 6.7% (2000: 6.7%; 1999: 7.4%).

Interest payable and similar charges for 2001 includes £21.0m of losses arising from the valuation at maturity of US dollar interest rate swaptions that provides an economic hedge against US dollar borrowings, but which do not qualify as hedges for accounting purposes. Interest receivable and similar income for 2001 includes a £17.4m gain on closing out sterling fixed interest rate swaps that were originally entered into as hedges for sterling borrowings. These hedges are no longer needed as a result of the reduction in the Group’s sterling borrowings.

Interest payable and similar charges for 1999 includes bank facility fees and interest rate option costs totalling £14.1m relating to the acquisition of NEES and costs of £7.6m relating to the issue of the 6% mandatorily exchangeable bonds 2003.

Details relating to the 1999 exceptional cost (£52.6m) of closing out interest rate swaps are contained in note 3(d).

8	Taxation	2001 £m	2000 £m	1999 £m

	United Kingdom
	– Corporation tax at 30% (2000: 30%; 1999: 31%)	(153.2)	347.4	280.1
	– Adjustment in respect of prior years	(20.0)	–	–

		(173.2)	347.4	280.1

	Overseas
	– Corporate tax	26.7	2.1	1.0
	– Deferred tax	(6.0)	–	–

		20.7	2.1	1.0

		(152.5)	349.5	281.1
	Joint ventures	3.1	3.1	2.4
	Associate	(0.2)	–	(0.4)

		(149.6)	352.6	283.1

	Comprising:
	Taxation – excluding exceptional items	85.8	123.1	120.3

	Taxation – exceptional tax credit (note 3(e))	(229.5)	–	–
	Taxation – exceptional items	(5.9)	229.5	162.8

		(235.4)	229.5	162.8

		(149.6)	352.6	283.1

The tax credit for the year has been increased by £54.2m (tax charge for 2000 and 1999 reduced by £18.4m and £32.7m respectively) in respect of accelerated capital allowances and other timing differences on which, in accordance with the Group’s accounting policy, no deferred taxation has been provided.

64	Notes to the accounts continued

8	Taxation continued

A reconciliation of the UK corporation tax rate to the effective tax rate of the Group is as follows:

	2001	2000	1999
	(% of profit before taxation)

UK corporation tax rate	30.0	30.0	31.0
Increase/(decrease) resulting from:
Tax depreciation in excess of book depreciation	(13.6)	(3.0)	(2.0)
Goodwill amortisation and other permanent differences	8.7	0.1	2.8
Unrelieved tax losses (including overseas)	11.4	–	–
Provisions for liabilities and charges	(1.3)	(0.9)	(2.9)
Overseas income taxed at other than UK statutory rate	(11.4)	–	–
Other	2.2	(0.2)	(2.7)

Effective tax rate before adjustment in respect of prior years and exceptional items	26.0	26.0	26.2
Adjustment in respect of prior years	(4.9)	–	–

Effective tax rate after adjustment in respect of prior years and before exceptional items	21.1	26.0	26.2
Exceptional items	(45.1)	(2.5)	(4.4)

Effective tax rate after exceptional items	(24.0)	23.5	21.8

		2001 pence	2000 pence	1999 pence	2001 £m	2000 £m	1999 £m
9	Dividends	(per ordinary share)

	Ordinary dividends
	– Interim	6.05	5.59	5.25	89.5	82.5	76.9
	– Proposed final	9.03	8.35	7.82	133.5	123.0	115.1

		15.08	13.94	13.07	223.0	205.5	192.0

10	Earnings per share	Earnings per share 2001 pence	Profit for the year 2001 £m	Weighted average number of shares 2001 million	Earnings per share 2000 pence	Profit for the year 2000 £m	Weighted average number of shares 2000 million	Earnings per share 1999 pence	Profit for the year 1999 £m	Weighted average number of shares 1999 million

	Basic, including exceptional items
	and goodwill amortisation	52.1	769.0	1,475.8	78.0	1,148.4	1,472.9	69.2	1,015.0	1,466.6
	Profit relating to partial disposal
	of Energis (note 3(b))	(16.5)	(242.9)	–	(54.2)	(797.8)	–	(48.6)	(712.7)	–
	Profit on disposal of
	businesses (note 3(c))	(1.3)	(20.1)	–	–	–	–	–	–	–
	Goodwill amortisation	5.0	74.5	–	0.5	7.9	–	0.2	2.5	–
	Exceptional integration costs (note 3(a))	2.8	39.4	–	–	–	–	–	–	–
	Exceptional tax credit (note 3(e))	(15.6)	(229.5)	–	–	–	–	–	–	–
	Cost of closing out interest rate
	swaps (note 3(d))	–	–	–	–	–	–	2.5	36.3	–

	Basic, excluding exceptional items
	and goodwill amortisation	26.5	390.4	1,475.8	24.3	358.5	1,472.9	23.3	341.1	1,466.6
	Dilutive impact of employee share options	(0.2)	–	9.9	(0.2)	–	10.1	(0.2)	–	11.3
	Dilutive impact of 4.25% exchangeable
	bonds 2008	(0.5)	21.2	110.3	(0.3)	20.9	110.3	(0.4)	20.2	110.3

	Diluted, excluding exceptional items
	and goodwill amortisation	25.8	411.6	1,596.0	23.8	379.4	1,593.3	22.7	361.3	1,588.2
	Profit relating to partial disposal of
	Energis (note 3(b))	15.2	242.9	–	50.1	797.8	–	44.9	712.7	–
	Profit on disposal of
	businesses (note 3(c))	1.3	20.1	–	–	–	–	–	–	–
	Goodwill amortisation	(4.7)	(74.5)	–	(0.5)	(7.9)	–	(0.1)	(2.5)	–
	Exceptional integration costs (note 3(a))	(2.5)	(39.4)	–	–	–	–	–	–	–
	Exceptional tax credit (note 3(e))	14.4	229.5	–	–	–	–	–	–	–
	Cost of closing out interest rate
	swaps (note 3(d))	–	–	–	–	–	–	(2.3)	(36.3)	–

	Diluted, including exceptional items
	and goodwill amortisation	49.5	790.2	1,596.0	73.4	1,169.3	1,593.3	65.2	1,035.2	1,588.2

The weighted average number of shares in issue excludes the shares held by employee share trusts.

Earnings per ordinary share, excluding exceptional items and goodwill amortisation, are provided in order to reflect the underlying performance of the Group.

66	Notes to the accounts continued

11	Intangible fixed assets – goodwill	Cost £m	Amortisation £m	Net book value £m

	At 1 April 2000	847.5	(2.8)	844.7
	Exchange adjustments	136.0	(2.2)	133.8
	Addition (note 26(a))	213.5	–	213.5
	Adjustments to acquisition provisional fair values (note 26(b))	68.2	–	68.2
	Disposal	(16.6)	2.8	(13.8)
	Charge for the year	–	(60.2)	(60.2)

	At 31 March 2001	1,248.6	(62.4)	1,186.2

12	Tangible fixed assets
		Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m

	Cost at 1 April 2000	491.6	7,100.2	310.5	170.7	8,073.0
	Exchange adjustments	49.4	384.5	6.4	2.3	442.6
	Acquisition of Group undertaking	57.8	415.1	7.2	–	480.1
	Capital expenditure	8.3	4.2	507.8	15.5	535.8
	Disposal of businesses	(139.1)	(408.6)	(2.8)	(20.5)	(571.0)
	Other disposals	(6.0)	(50.5)	–	(11.7)	(68.2)
	Reclassifications	(15.4)	444.7	(419.4)	(9.9)	–

	Cost at 31 March 2001	446.6	7,889.6	409.7	146.4	8,892.3

	Depreciation at 1 April 2000	216.7	2,812.6	–	105.4	3,134.7
	Exchange adjustments	26.6	168.9	–	1.2	196.7
	Acquisition of Group undertaking	15.1	173.5	–	–	188.6
	Charge for the year	6.5	251.6	–	18.4	276.5
	Disposal of businesses	(114.6)	(326.9)	–	(17.0)	(458.5)
	Other disposals	(1.6)	(49.7)	–	(11.7)	(63.0)
	Reclassifications	(0.7)	14.0	–	(13.3)	–

	Depreciation at 31 March 2001	148.0	3,044.0	–	83.0	3,275.0

	Net book value at 31 March 2001	298.6	4,845.6	409.7	63.4	5,617.3

	Net book value at 31 March 2000	274.9	4,287.6	310.5	65.3	4,938.3

The net book value of tangible fixed assets at 31 March 2001 is stated after deducting capital contributions of £84.8m (2000: £95.9m).

The cost of tangible fixed assets at 31 March 2001 includes £280.5m (2000: £259.8m) relating to interest capitalised.

The net book value of land and buildings comprises:

	2001 £m	2000 £m

Freehold	262.5	240.1
Long leasehold (over 50 years)	30.0	30.3
Short leasehold (under 50 years)	6.1	4.5

	298.6	274.9

13	Fixed asset investments	Group						Company

		Unlisted joint ventures		Listed associate	Own shares	Other investments	Total	Group undertakings

		Share of net assets £m	Loans £m	Share of net assets £m	£m	£m	£m	£m

	At 1 April 2000	205.9	–	205.8	16.3	91.0	519.0	1,995.7
	Exchange adjustments	(4.0)	3.5	–	–	15.4	14.9	–
	Acquisition of Group undertaking	6.3	–	–	–	28.7	35.0	–
	Additions	250.8	61.4	–	2.1	22.9	337.2	0.8
	Disposal of business	–	–	–	–	(23.1)	(23.1)	–
	Other disposals	–	–	–	(8.2)	–	(8.2)	–
	Share of retained loss	(122.9)	–	(34.4)	–	–	(157.3)	–
	Other movements	(0.7)	–	243.5	–	–	242.8	–

	At 31 March 2001	335.4	64.9	414.9	10.2	134.9	960.3	1,996.5

The market value of the investment in the listed associate at 31 March 2001 was £1,579.4m (2000: £3,309.3m).

Own shares at 31 March 2001 relate to 5.9m (2000: 10.4m) 11 13/17p ordinary shares in National Grid Group plc, held by employee share trusts for the purpose of satisfying certain obligations under the various share option schemes operated by the Group. The carrying value of £10.2m (market value £31.9m (2000: £59.6m)) represents the exercise amounts receivable in respect of those shares which were issued at market value by the Company and cost in respect of those shares purchased in the open market. Funding is provided to the trusts by Group undertakings. The trusts have waived their rights to dividends on these shares.

Group undertakings
During the year ended 31 March 1999, the Company acquired all of the ordinary shares in National Grid Holdings Limited in exchange for all the shares then held by the Company in Group undertakings which included The National Grid Company plc. The carrying value of the investment in National Grid Holdings Limited represents the value attributed to the initial investment in The National Grid Company plc, which was acquired for no consideration and was based on a pro forma net asset value at the date of acquisition, plus all additional investments at cost.

The names of the principal Group and associated undertakings are included in note 29.

68	Notes to the accounts continued

14	Debtors	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m

	Amounts falling due within one year:
	Trade debtors	379.9	246.9	–	–
	Amounts owed by Group undertakings	–	–	4,063.0	3,449.2
	Amounts owed by an associate	10.5	14.8	–	–
	Amounts owed by joint ventures	23.3	1.0	–	–
	Regulatory assets	255.1	108.6	–	–
	Prepayments and accrued income	115.8	101.9	3.3	21.3
	Other debtors	95.8	16.9	–	4.2

		880.4	490.1	4,066.3	3,474.7

	Amounts falling due after more than one year:
	Amounts owed by an associate	45.1	48.0	–	–
	Amounts owed by Group undertakings	–	–	18.1	16.9
	Regulatory assets	941.4	727.4	–	–
	Other debtors	30.0	22.9	–	–

		1,016.5	798.3	18.1	16.9

		1,896.9	1,288.4	4,084.4	3,491.6

Trade debtors are stated net of provisions for doubtful debts of £15.4m (2000: £10.6m).

The amounts owed by an associate include a net investment in a finance lease amounting to £48.9m (2000: £52.3m) comprising total rentals receivable of £74.2m (2000: £85.5m) less unearned income of £25.3m (2000: £33.2m), of which £3.8m (2000: £4.3m) falls due within one year and £45.1m (2000: £48.0m) falls due after more than one year. Rentals received and receivable in the year amounted to £11.3m (2000: £6.7m). At 31 March 2001, the minimum lease payments for each of the five years ending 31 March 2006 are £9.0m.

Regulatory assets
SFAS 71 establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP.

Regulatory assets primarily relate to the right to recover from customers the liabilities recognised in respect of purchased power obligations (note 17), the decommissioning provision (note 20) and the under-recovery of power costs incurred.

15

Assets held for exchange
The assets held for exchange of £16.6m (2000: £16.6m) represent the carrying value of 73.5m (2000: 73.5m, restated to reflect a 5:1 share split) shares in Energis plc which are held to satisfy obligations under the 6% mandatorily exchangeable bonds 2003, as explained in note 18. The voting rights in respect of 61.0m (2000: 61.0m, restated to reflect a 5:1 share split) of these shares are vested in the bondholders.

16	Creditors (amounts falling due within one year)	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m

	Borrowings (note 18)	1,008.7	669.0	760.9	248.5
	Trade creditors and accruals	648.9	529.5	1.3	0.3
	Amounts owed to Group undertakings	–	–	1,871.1	1,997.1
	Amounts owed to an associate	10.6	5.3	–	–
	Amounts owed to a joint venture	2.1	0.2	–	–
	Purchased power obligations	105.0	46.9	–	–
	Corporate tax	16.2	378.4	–	–
	Social security and other taxes	14.1	25.3	0.1	–
	Proposed dividend	133.5	123.0	133.5	123.0
	Other creditors	274.6	83.5	206.4	31.4

		2,213.7	1,861.1	2,973.3	2,400.3

17	Creditors (amounts falling due after more than one year)	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m

	Borrowings (note 18)	3,180.7	3,006.2	834.1	1,000.0
	Purchased power obligations	448.5	382.3	–	–
	Other creditors	126.3	111.7	–	–

		3,755.5	3,500.2	834.1	1,000.0

Purchased power obligations
As part of the sale of substantially all of its non-nuclear generating business, National Grid USA entered into purchased power transfer agreements with the purchasers whereby the purchasers took over a number of long-term contracts between National Grid USA and owners of various generating units. In exchange, National Grid USA committed to make fixed monthly payments to the purchasers towards the above-market cost of the contracts. The creditor relating to purchased power obligations, which is also reflected in regulatory assets (note 14), represents the net present value of these monthly payments discounted at 5.12%. At 31 March 2001, amounts falling due after five years totalled £131.6m (2000: £173.1m).

70	Notes to the accounts continued

18	Borrowings	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m

	Amounts falling due within one year:
	Bank loans and overdrafts	627.5	144.5	394.4	5.9
	Commercial paper	107.3	52.5	–	–
	6% mandatorily exchangeable bonds 2003	242.6	242.6	242.6	242.6
	5.5% US dollar bonds 2001	–	197.6	–	–
	US medium term notes 2001	13.8	18.7	–	–
	Other loans	17.5	13.1	123.9	–

		1,008.7	669.0	760.9	248.5

	Amounts falling due after more than one year:
	Bank borrowings 2002-2004	995.5	1,000.0	834.1	1,000.0
	Pollution control revenue bonds 2018-2022	315.0	232.4	–	–
	4.25% exchangeable bonds 2008	480.3	469.0	–	–
	5.875% bonds 2024	443.6	443.3	–	–
	US medium term notes 2002-2028	327.8	299.7	–	–
	8.0% bonds 2006	239.1	238.9	–	–
	European Investment Bank Swiss franc loan 2004	237.0	173.2	–	–
	US private placement notes 2002-2015	74.8	78.4	–	–
	Zero coupon bonds 2002	26.2	26.2	–	–
	US tax exempt bonds 2002-2017	16.7	16.4	–	–
	Other loans	24.7	28.7	–	–

		3,180.7	3,006.2	834.1	1,000.0

	Total borrowings	4,189.4	3,675.2	1,595.0	1,248.5

	Total borrowings are repayable as follows:
	In one year or less	1,008.7	669.0	760.9	248.5
	In more than one year, but not more than two years	85.8	707.1	262.4	–
	In more than two years, but not more than three years	1,262.0	79.9	450.7	–
	In more than three years, but not more than four years	47.1	512.3	121.0	–
	In more than four years, but not more than five years	252.6	42.3	–	–
	In more than five years – by instalments	61.7	58.7	–	–
	– other than by instalments	1,471.5	1,605.9	–	1,000.0

		4,189.4	3,675.2	1,595.0	1,248.5

At 31 March 2001, borrowings totalling £348.6m (2000: £330.7m) were secured by charges over property, plant and other assets of the Group.

The interest rates shown above are those contracted on the underlying borrowing before taking into account interest rate and currency swaps.

In February 1999, the Company issued 73.5m (restated to reflect a 5:1 share split by Energis) Equity Plus Income Convertible Securities (“EPICs”) in the form of 6% mandatorily exchangeable bonds 2003 (“exchangeable bonds”) in the aggregate principal amount of US dollar 401.2m. The EPICs are exchangeable, subject to certain exceptions, on or prior to 26 April 2003 at the option of the holder of the bonds (“bondholders”) into ordinary shares of Energis plc, an associated undertaking (note 15). If the EPICs are redeemed at the option of the bondholders prior to 3 May 2003, the Group will deliver 0.8333 Energis plc shares per EPICs. On 3 May 2003, the number of Energis plc shares to be delivered by the Group in respect of each EPICs is dependent upon the Energis plc share price at that date and ranges from a maximum of one, if the share price is £3.30 or less, to a minimum of 0.8333 if the share price is £3.96 or more.

The 4.25% exchangeable bonds 2008 (“the Bonds”) are exchangeable on or prior to 8 February 2008 at the option of the holder, into ordinary shares of the Company at the exchange price of 417p per ordinary share. After 17 February 2003, the Group has the right to redeem the Bonds at any time in whole (but not in part) at the principal amount outstanding, including any redemption premium. Unless earlier redeemed, exchanged or purchased, the Bonds will be redeemed on 17 February 2008 at their principal amount plus a premium (together the Redemption Price, being £1,209.31 per £1,000 principal amount of Bonds). When a bondholder elects to exchange bonds for ordinary shares, the Group has the option to pay an amount equal to the cash value of the ordinary shares that would otherwise have been issued by the Company. For the purposes of the maturity analysis of borrowings shown above, early exchange of the Bonds has not been anticipated and the Bonds have been classified as repayable in more than five years.

71

19

Financial instruments

The Group’s treasury policy, including details of the nature, terms and credit risk associated with financial instruments with off-balance sheet risk is described on pages 36 to 38. Short term debtors and creditors, where permitted by the financial reporting standard on derivatives and other financial instruments (FRS13), have been excluded from the following disclosures, which are after taking account of interest rate and currency swaps where applicable. It is assumed that because of short maturities, the fair value of short term debtors and creditors approximates to their book values.

Currency and interest rate composition of financial liabilities
				Fixed rate liabilities

At 31 March 2001	Total £m	Variable rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years

Sterling	539.6	(759.4)	1,299.0	6.92	4.6
US dollars	3,647.3	1,239.5	2,407.8	6.86	3.4
Others	2.5	2.5	–	–	–

Borrowings	4,189.4	482.6	3,706.8	6.88	3.8
Other financial liabilities (sterling)	30.4	–	30.4	5.34	4.6
Other financial liabilities (US dollars)	662.2	621.2	41.0	6.22	10.0	*

	4,882.0	1,103.8	3,778.2	6.86	3.8

At 31 March 2000

Sterling	776.2	(447.5)	1,223.7	6.90	5.6
US dollars	2,899.0	756.2	2,142.8	6.96	4.4

Borrowings	3,675.2	308.7	3,366.5	6.94	4.8
Other financial liabilities (sterling)	33.5	0.1	33.4	5.34	3.2
Other financial liabilities (US dollars)	408.2	396.0	12.2	5.92	–	*

	4,116.9	704.8	3,412.1	6.92	4.8

*Excludes non-equity minority interests of £20.0m (2000: £12.2m) with no fixed payment date.

At 31 March 2001, the weighted average interest rate on short term borrowings of £1,008.7m (2000: £669.0m) was 5.9% (2000: 6.1%).

Other US dollar financial liabilities at 31 March 2001 and at 31 March 2000 predominantly relate to purchased power obligations due after more than one year of £448.5m (2000: £382.3m) and the exchange revaluation of a cross currency swap of £166.4m (2000: £nil).

Substantially all of the variable rate borrowings are subject to interest rates which fluctuate with LIBOR for the appropriate currency at differing premiums or in the case of certain USA based companies, are based on the market rate for tax exempt commercial paper.

In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are taken to have a life based on the earliest date at which they can be cancelled.

72	Notes to the accounts continued

19	Financial instruments continued
Currency and interest rate composition of financial assets

					Fixed rate assets

At 31 March 2001	Total £m	Non-interest bearing £m	Variable rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years

Sterling	136.9	–	136.9	–	–	–
US dollars	131.6	–	131.6	–	–	–
Other currencies	2.7	–	2.7	–	–	–

Cash and deposits	271.2	–	271.2	–	–	–
Other financial assets (sterling)	65.5	16.6	–	48.9	11.50	4.8
Other financial assets (US dollars)	38.6	–	11.9	26.7	5.37	9.8
Other financial assets (other)	4.9	–	4.9	–	–	–

	380.2	16.6	288.0	75.6	9.34	6.6

At 31 March 2000

Sterling	808.5	–	808.5	–	–	–
US dollars	202.2	–	202.2	–	–	–
Other currencies	0.9	–	0.9	–	–	–

Cash and deposits	1,011.6	–	1,011.6	–	–	–
Other financial assets (sterling)	90.1	16.6	21.2	52.3	11.50	5.4
Other financial assets (US dollars)	149.7	118.9	–	30.8	9.43	2.6

	1,251.4	135.5	1,032.8	83.1	9.84	3.2

Other financial assets at 31 March 2001 predominantly relate to assets held for exchange of £16.6m (2000: £16.6m), a net investment in a finance lease of £48.9m (2000: £52.3m), the exchange revaluation of a cross currency swap of £nil (2000: £21.2m), fixed asset investment of £38.6m (2000: £30.8m), and business held for resale of £nil (2000: £118.9m). Cash and deposits earn interest at local prevailing rates for maturity periods generally not exceeding 12 months. The non-interest bearing assets held for exchange are expected to be realised on redemption of the 6% mandatorily exchangeable bonds 2003, as described in note 18.

Maturity of financial liabilities at 31 March	2001 £m	2000 £m

In one year or less	1,181.4	682.7
In more than one year, but not more than two years	191.6	765.0
In more than two years, but not more than three years	1,348.9	141.4
In more than three years, but not more than four years	130.4	569.8
In more than four years, but not more than five years	333.3	102.1
In more than five years	1,696.4	1,855.9

	4,882.0	4,116.9

Maturity of financial assets at 31 March	2001 £m	2000 £m

In one year or less	316.2	1,166.9
In more than one year, but not more than two years	6.2	27.5
In more than two years, but not more than three years	6.5	4.7
In more than three years, but not more than four years	6.2	5.0
In more than four years, but not more than five years	7.0	6.0
In more than five years	38.1	41.3

	380.2	1,251.4

73

19	Financial instruments continued

	Fair values of financial instruments at 31 March
		2001		2000

		Book value £m	Fair value £m	Book value £m	Fair value £m

	6% mandatorily exchangeable bonds 2003	(242.6)	(196.7)	(242.6)	(391.6)
	Other short term debt	(766.1)	(768.7)	(426.4)	(413.5)
	Exchangeable bonds 2008	(480.3)	(627.7)	(469.0)	(654.6)
	Other long term debt	(2,700.4)	(2,704.8)	(2,537.2)	(2,533.4)

	Total borrowings	(4,189.4)	(4,297.9)	(3,675.2)	(3,993.1)
	Cash and deposits	271.2	271.2	1,011.6	1,011.6

	Net borrowings	(3,918.2)	(4,026.7)	(2,663.6)	(2,981.5)
	Other financial liabilities (i)	(519.9)	(516.3)	(428.0)	(426.3)
	Net investment in finance lease	48.9	56.0	52.3	60.6
	Assets held for exchange	16.6	205.1	16.6	429.7
	Other financial assets (ii)	43.5	44.8	149.7	149.7

	Net financial liabilities (i), (ii)	(4,329.1)	(4,237.1)	(2,873.0)	(2,767.8)
	Financial instruments held to manage interest rate and currency profile:
	Interest rate swaps	(2.9)	(40.4)	(2.4)	6.1
	Forward foreign currency contracts and cross currency swaps	(169.8)	(250.1)	21.0	(1.2)
	Cross currency option	–	–	(11.1)	(10.1)

(i) Excluding interest rate swaps £2.9m (2000: £2.4m), forward currency contracts £3.4m (2000: £0.2m), cross currency swaps £166.4m (2000: £nil) and cross currency option £nil (2000: £11.1m).

(ii) Excluding cross currency swaps £nil (2000: £21.2m).

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

The notional principal amounts relating to financial instruments held to manage interest rate and currency profile for interest rate swaps, foreign currency contracts and cross currency swaps, and a cross currency option amounted to £2,889.6m (2000: £2,534.9m); £2,118.0m (2000: £1,633.5m); and £nil (2000: £1,061.9m) respectively.

Gains and losses on hedges	Gains £m	Losses £m	Net gain/(loss) £m

Unrecognised gains and (losses) on hedges at 1 April 2000	40.0	(52.7)	(12.7)
Gains/(losses) arising in the current year	5.5	(295.3)	(289.8)

	45.5	(348.0)	(302.5)
(Gains)/losses recognised during the year	(34.8)	219.5	184.7

Unrecognised gains and (losses) on hedges at 31 March 2001	10.7	(128.5)	(117.8)

Of which:
Gains and (losses) expected to be recognised in the next year	–	(27.9)	(27.9)
Gains and (losses) expected to be recognised in subsequent years	10.7	(100.6)	(89.9)

At 31 March 2001, within the £128.5m unrecognised loss there is an unrecognised loss of £61.2m for which there are offsetting gains of £53.2m on the related borrowings.

Borrowing facilities
At 31 March 2001, the Group had committed credit facilities from syndicates of banks of £2,510.5m (2000: £2,493.7m) of which £1,120.7m (2000: £1,493.7m) was undrawn and of which £816.9m expires within one year, £211.2m expires after more than one year but less than two years, and £92.6m expires after more than two years. The unused facilities are available to support further acquisitions and other general corporate purposes.

74	Notes to the accounts continued

20	Provisions for liabilities and charges	Decommissioning £m	Post-retirement benefits £m	Environmental £m	Deferred taxation £m	Other £m	Total provisions £m

	At 1 April 2000	231.3	114.6	41.2	72.1	2.2	461.4
	Exchange adjustments	29.3	14.7	3.8	18.1	–	65.9
	Adjustments to acquisition provisional fair values	–	(11.8)	–	0.2	–	(11.6)
	Acquisition of Group undertaking	34.5	27.3	12.0	62.9	–	136.7
	Additions	16.3	18.7	10.5	–	–	45.5
	Unused amounts reversed	(80.5)	–	(10.0)	(6.0)	(1.8)	(98.3)
	Utilised	(18.9)	(13.8)	(5.1)	–	(0.1)	(37.9)
	Disposal of business	(65.9)	–	–	–	–	(65.9)

	At 31 March 2001	146.1	149.7	52.4	147.3	0.3	495.8

The decommissioning provision of £146.1m at 31 March 2001, represents the net present value of the estimated expenditures (discounted at rates up to 6.62%) expected to be incurred in respect of the decommissioning of certain nuclear generating units and other related provisions. A related regulatory asset is also recognised (note 14). Expenditure is expected to be incurred between 2001 and 2042. Additions in the year include £10.8m and £2.3m in respect of changes in the discounted amount arising from the passage of time and the effect of the change in the discount rate respectively.

The post-retirement benefits provision is in respect of pensions £76.1m (2000: £57.3m) and other post-retirement benefits (health care and life insurance) £73.6m (2000: £57.3m).

The environmental provision represents the estimated environmental restoration and remediation costs relating to a number of sites. At 31 March 2001, £37.8m of this provision represents the net present value of the estimated expenditure (discounted at 7.75%) expected to be incurred between 2001 and 2045. Substantially all of the remainder of this provision is expected to be utilised within the next five years. Additions in the year include £0.2m in respect of a change in the discounted amount arising from the passage of time.

Deferred taxation provided in the accounts and the potential liability not provided comprise:

	Provided		Not provided

	2001 £m	2000 £m	2001 £m	2000 £m

Accelerated capital allowances	–	–	1,124.4	998.9
Other timing differences	147.3	72.1	(99.2)	(100.1)

	147.3	72.1	1,025.2	898.8

21	Share capital	Authorised		Allotted, called up and fully paid

	Ordinary shares of 11 13/17p each	millions	£m	millions	£m

	At 31 March 1998	2,125.0	250.0	1,474.4	173.5
	Issued during the year	–	–	3.5	0.4

	At 31 March 1999	2,125.0	250.0	1,477.9	173.9
	Issued during the year	–	–	6.9	0.8
	Repurchased and cancelled during the year	–	–	(0.2)	–

	At 31 March 2000	2,125.0	250.0	1,484.6	174.7

	At 31 March 2001	2,125.0	250.0	1,484.6	174.7

	One £1 special rights redeemable preference share (at 31 March 2001, 31 March 2000 and 31 March 1999).

The total consideration received by the Company in respect of shares issued during the year ended 31 March 2001 was £2.2m, all of which was received from employee share trusts, which represented contributions from Group undertakings.

The special rights redeemable preference share (“the Special Share”), held on behalf of the Crown, was vested in the Secretary of State for Trade and Industry with effect from 5 July 1992. It is redeemable at any time at par at the option of the holder, after consulting the Company. The Special Share does not carry any rights to vote at general meetings but entitles the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of the Articles of Association of the Company, require the prior written consent of the holder of the Special Share. The Special Share confers no right to participate in the capital or profits of the Company, except that on a winding-up the Special Shareholder is entitled to repayment of £1 in priority to other shareholders.

75

21

Share capital continued

Share option schemes
The Group operates two principal forms of share option schemes. They are a Sharesave scheme and an Executive share option scheme (“the Executive scheme”).

The Sharesave scheme is savings related where, under normal circumstances, share options are exercisable on completion of a three or a five year save-as-you-earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.

The Executive scheme applies to senior executives, including Executive Directors. Options granted for the 1998/99 and 1999/00 financial years are subject to the achievement of performance targets related to earnings per share growth over a three year period. Options granted for the 2000/01 financial year are subject to the achievement of performance targets related to total shareholder returns over a three year period. The share options are generally exercisable between the third and tenth anniversaries of the date of grant.

In any ten year period, the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the Group’s share option schemes may not exceed the number of shares representing 10% of the Company’s issued ordinary share capital from time to time.

Movement in options to subscribe for ordinary shares of 11 13/17p under the Group’s various options schemes for the three years ended 31 March 2001 are shown below and include those options related to shares issued to employee benefit trusts.

	Sharesave scheme millions	Executive share scheme millions	Total millions

At 31 March 1998	20.2	3.4	23.6
Granted	2.3	1.5	3.8
Lapsed	(1.1)	(0.1)	(1.2)
Exercised	(5.1)	(0.1)	(5.2)

At 31 March 1999	16.3	4.7	21.0
Granted	3.5	2.3	5.8
Lapsed	(0.5)	(0.2)	(0.7)
Exercised	(3.1)	(0.8)	(3.9)

At 31 March 2000	16.2	6.0	22.2
Granted	1.4	1.6	3.0
Lapsed	(0.4)	–	(0.4)
Exercised	(4.1)	(0.7)	(4.8)

At 31 March 2001	13.1	6.9	20.0

Exercisable between 1 April 2001 and:	28 Feb 2006	30 Mar 2011

Option price per ordinary share	146.0p to	64.6p to
	416.0p	623.0p

76	Notes to the accounts continued

21	Share capital continued Share option schemes continued Options outstanding at 31 March 2001 and 31 March 2000, together with their exercise prices and dates were as follows:

	2001 millions	2000 millions	Exercise price per share pence	Normal dates of exercise years

Sharesave scheme	–	1.1	171.0	2001
	0.2	3.1	162.0	2001
	3.9	4.1	146.0	2001
	0.6	0.6	312.0	2001
	2.4	2.4	171.0	2002
	1.1	1.2	337.0	2002
	1.4	1.5	312.0	2003
	0.6	–	416.0	2003
	2.1	2.2	337.0	2004
	0.8	–	416.0	2005

	13.1	16.2

Executive scheme	0.1	0.2	64.6	1994 – 2001
	–	0.1	90.2	1995 – 2002
	–	0.1	118.9	1996 – 2003
	0.3	0.5	205.5	2001 – 2007
	0.2	0.4	258.0	2001 – 2007
	0.9	1.0	280.5	2001 – 2007
	1.3	1.4	375.8	2001 – 2008
	0.3	0.3	455.3	2002 – 2009
	0.4	0.4	435.8	2002 – 2009
	0.1	0.1	424.0	2002 – 2009
	1.5	1.5	566.5	2003 – 2010
	0.5	–	531.5	2003 – 2010
	1.0	–	526.5	2003 – 2010
	0.1	–	535.0	2003 – 2010
	0.1	–	623.0	2004 – 2011
	0.1	–	540.0	2004 – 2011

	6.9	6.0

77

22	Reserves	Group		Company

		Share premium account £m	Profit and loss account £m	Share premium account £m	Revaluation reserve £m	Other reserve £m	Profit and loss account £m

	At 1 April 1998	232.7	718.2	232.7	624.4	–	422.2
	Exchange adjustments	–	(0.8)	–	–	–	–
	Unrealised profit arising on intra-group sale of a Group undertaking	–	–	–	–	5.4	–
	Ordinary shares issued during the year	5.5	–	13.8	–	–	–
	Transfer on issue of certain shares under the Sharesave scheme	8.3	(8.3)	–	–	–	–
	Retained profit for the year	–	823.0	–	–	–	84.5

	At 31 March 1999	246.5	1,532.1	246.5	624.4	5.4	506.7
	Exchange adjustments	–	3.1	–	–	–	–
	Ordinary shares issued during the year	10.8	–	28.2	–	–	–
	Repurchase and cancellation of ordinary shares	–	(1.1)	–	–	–	(1.1)
	Transfer on issue of certain shares under the Sharesave scheme	17.4	(17.4)	–	–	–	–
	Unrealised gain on sale of investment in a Group undertaking	–	–	–	–	53.7	–
	Retained profit for the year	–	942.9	–	–	–	831.7

	At 31 March 2000	274.7	2,459.6	274.7	624.4	59.1	1,337.3
	Exchange adjustments	–	(12.0)	–	–	–	–
	Ordinary shares issued during the year	0.9	–	2.2	–	–	–
	Tax on exchange adjustments	–	31.9	–	–	–	–
	Transfer on issue of certain shares under share option schemes	1.3	(1.3)	–	–	–	–
	Partial realisation of gain on sale of investment in a Group undertaking	–	–	–	–	(20.0)	20.0
	Retained profit/(loss) for the year	–	546.0	–	–	–	(197.3)

	At 31 March 2001	276.9	3,024.2	276.9	624.4	39.1	1,160.0

	The Company has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985. Of the Group profit after taxation, £25.7m (2000: £1,037.2m; 1999: £276.5m) is attributable to the Company.

23	Minority interests: non-equity The non-equity minority interests of £20.0m (2000: £12.2m) comprise cumulative preference stock issued by Group undertakings.

24	Reconciliation of movement in equity shareholders’ funds	2001 £m	2000 £m	1999 £m

	Profit for the year	769.0	1,148.4	1,015.0
	Dividends	(223.0)	(205.5)	(192.0)

		546.0	942.9	823.0
	Issue of ordinary shares	0.9	11.6	5.9
	Repurchase of ordinary shares	–	(1.1)	–
	Exchange adjustments	(12.0)	3.1	(0.8)
	Tax on exchange adjustments	31.9	–	–

	Net increase in equity shareholders’ funds	566.8	956.5	828.1
	Equity shareholders’ funds at start of year	2,909.0	1,952.5	1,124.4

	Equity shareholders’ funds at end of year	3,475.8	2,909.0	1,952.5

78	Notes to the accounts continued

25	Group cash flow statement
a	Reconciliation of operating profit to net cash inflow from operating activities	2001 £m	2000 £m	1999 £m

	Operating profit of Group undertakings	715.6	572.1	576.7
	Depreciation and amortisation	369.9	158.3	134.0
	Profit on disposal of tangible fixed assets	(6.6)	(4.3)	(2.5)
	(Increase)/decrease in stocks	(7.9)	(0.4)	0.2
	Increase in debtors	(189.8)	(22.7)	(13.0)
	Decrease in creditors	(55.3)	(11.5)	(60.6)
	Decrease in provisions	(11.7)	(6.8)	(29.6)
	Other	(3.6)	(2.7)	0.7

	Net cash inflow from operating activities	810.6	682.0	605.9

b	Acquisition of Group undertakings	2001 £m	2000 £m	1999 £m

	Payments to acquire Group undertakings	(442.5)	(2,049.2)	(12.6)
	Cash balances of Group undertakings acquired	1.6	4.1	0.5

		(440.9)	(2,045.1)	(12.1)

Because the operations of NEES and EUA were successfully integrated on 1 May 2000, it is not possible to provide an indication of EUA’s contribution to the cash flow for the year ended 31 March 2001.

c	Disposal of businesses	2001 £m	2000 £m	1999 £m

	Consideration received	204.7	–	–
	Cash balances of businesses disposed	(8.8)	–	–

		195.9	–	–

d	Reconciliation of net cash flow to movement in net debt	2001 £m	2000 £m	1999 £m

	Movement in cash and overdrafts	(1.9)	26.4	(21.8)
	Net cash (inflow)/outflow from the management of liquid resources	(775.2)	(618.8)	1,482.3
	Increase in borrowings	(81.4)	(769.2)	(675.2)*

	Change in net debt resulting from cash flows	(858.5)	(1,361.6)	785.3
	Acquisition of Group undertakings	(162.2)	(611.7)	(4.2)
	Certificates of tax deposit surrendered	(3.6)	(5.9)	(8.7)
	Exchange adjustments	(218.0)	29.9	(0.3)
	Other non-cash movements	(12.3)	(10.9)	(10.2)

	Movement in net debt in the year	(1,254.6)	(1,960.2)	761.9
	Net debt at start of year	(2,663.6)	(703.4)	(1,465.3)

	Net debt at end of year	(3,918.2)	(2,663.6)	(703.4)

	*In 1999, cash flow from increase in borrowings is net of £7.0m costs relating to the issue of long term debt.

Liquid resources comprise short term deposits.

79

25	Group cash flow statement continued

e	Analysis of changes in net debt	At 1 April 1998 £m	Cash flow £m	Acquisition of Group undertakings* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 1999 £m

	Cash at bank and in hand**	0.7	0.9	–	–	–	–	1.6
	Bank overdrafts	(1.5)	(22.7)	–	–	–	–	(24.2)

			(21.8)
	Deposits**	49.3	1,482.3	–	–	–	(8.7)	1,522.9

	Borrowings due after one year	(1,320.5)	(458.0)	(0.2)	151.6	–	(10.2)	(1,637.3)
	Borrowings due within one year	(193.3)	(217.2)	(4.0)	(151.6)	(0.3)	–	(566.4)

			(675.2)+

		(1,465.3)	785.3	(4.2)	–	(0.3)	(18.9)	(703.4)

		At 1 April 1999 £m	Cash flow £m	Acquisition of Group undertakings* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2000 £m

	Cash at bank and in hand**	1.6	6.2	–	–	–	–	7.8
	Bank overdrafts	(24.2)	20.2	–	–	–	–	(4.0)

			26.4
	Deposits**	1,522.9	(618.8)	107.7	–	(2.1)	(5.9)	1,003.8

	Borrowings due after one year	(1,637.3)	(924.0)	(663.3)	197.6	31.7	(10.9)	(3,006.2)
	Borrowings due within one year	(566.4)	154.8	(56.1)	(197.6)	0.3	–	(665.0)

			(769.2)

		(703.4)	(1,361.6)	(611.7)	–	29.9	(16.8)	(2,663.6)

		At 1 April 2000 £m	Cash flow £m	Acquisition of Group undertakings* £m	Non-cash movements £m	Exchange adjustments £m	Other movements £m	At 31 March 2001 £m

	Cash at bank and in hand**	7.8	17.4	–	–	0.1	–	25.3
	Bank overdrafts	(4.0)	(19.3)	–	–	–	–	(23.3)

			(1.9)
	Deposits**	1,003.8	(775.2)	–	–	20.9	(3.6)	245.9

	Borrowings due after one year	(3,006.2)	60.6	(50.0)	32.1	(204.9)	(12.3)	(3,180.7)
	Borrowings due within one year	(665.0)	(142.0)	(112.2)	(32.1)	(34.1)	–	(985.4)

			(81.4)

		(2,663.6)	(858.5)	(162.2)	–	(218.0)	(15.9)	(3,918.2)

*Excluding cash and bank overdrafts.
**Cash and deposits per the balance sheet £271.2m (2000: £1,011.6m; 1999: £1,524.5m).
+In 1999, cash flow from increase in borrowings is net of £7.0m costs relating to the issue of long term debt.

80	Notes to the accounts continued

26 a	Acquisition
On 19 April 2000, the Group acquired the entire issued share capital of Eastern Utilities Associates (EUA) for a cash consideration of £414.0m, including acquisition costs of £4.5m. The acquisition has been accounted for by using the acquisition method of accounting. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

		Fair value adjustments

	Book value at acquisition £m	Revaluations £m		Accounting policy alignment £m		Fair value £m

Tangible fixed assets	274.4	34.9	(iv), (v)	(17.8	)(ii), (iv), (v)	291.5
Fixed asset investments	42.7	(3.4)		(4.3	)(ii)	35.0
Stocks	1.7	–		–		1.7
Debtors	457.4	(0.5)		(143.8	)(iii), (vi)	313.1
Business held for resale	50.2	5.2	(vii)	–		55.4
Cash and deposits	1.6	–		–		1.6
Creditors excluding borrowings	(274.8)	(15.3	)(viii), (ix)	110.3	(iii)	(179.8)
Borrowings	(162.6)	–		0.4		(162.2)
Provisions for liabilities and charges	(157.7)	(10.8	)(viii)	31.8	(i), (ii), (iii)	(136.7)
Minority interests	(18.1)	(1.0)		–		(19.1)

	214.8	9.1		(23.4)

Net assets acquired						200.5
Goodwill arising on acquisition						213.5

Cash consideration, including costs of acquisition						414.0

Business held for resale of £55.4m relates to a subsidiary undertaking of EUA which was held exclusively with a view to resale. The fair value of this business represents the net sale proceeds.

Fair value adjustments primarily comprise:

Accounting policy alignment relating to:
(i) recognition of deferred tax on a partial provisioning basis (£30.5m);
(ii) recognition of decommissioning liabilities and other provisions in accordance with FRS12 (£15.8m);
(iii) non-recognition of certain liabilities, and related assets, which do not comply with FRS12 (£123.1m);
(iv) accounting for allowance for equity funds used during construction (£13.7m);
(v) accounting for costs incurred on the disposal of tangible fixed assets (£21.2m);
(vi) non-recognition of certain regulatory assets to accord with UK GAAP (£19.0m).
Adjustments (iv) and (v) have also resulted in corresponding revaluation adjustments.

Other revaluation adjustments relating to:
(vii) revaluation of business held for resale to reflect net proceeds from sale (£5.2m);
(viii) recognition of liabilities in respect of certain integration costs (£13.9m);
(ix) recognition of additional liabilities in respect of taxation and certain other items (£14.4m).

The loss after taxation and minority interest of EUA for the period 1 January 2000 to 18 April 2000, based on its accounting policies prior to acquisition, was £0.4m. The comparative figure for the year ended 31 December 1999 was a profit after taxation and minority interest of £10.5m.

81

26 b	Acquisition continued
The acquisition of NEES was completed on 22 March 2000 at a total cost of £2,070.8m. The net assets acquired were ascribed a provisional fair value of £1,223.2m resulting in goodwill of £847.6m. During the year ended 31 March 2001, the provisional fair values applied were reviewed and a number of adjustments were made to those provisional values, as shown below.

	Fair value adjustments

	Provisional fair value £m	Revaluations £m		Accounting policy alignment £m		Final fair value £m

Tangible fixed assets	1,710.9	–		–		1,710.9
Fixed asset investments	121.8	(0.6)		–		121.2
Stocks	16.5	–		–		16.5
Debtors	1,084.9	0.5		(47.4	)(i)	1,038.0
Business held for resale	121.2	(33.6	)(ii)	–		87.6
Cash and deposits	111.8	–		–		111.8
Creditors excluding borrowings	(758.8)	1.3		–		(757.5)
Borrowings	(719.4)	–		–		(719.4)
Provisions for liabilities and charges	(430.5)	(0.3)		11.9	(i)	(418.9)
Minority interests	(35.2)	–		–		(35.2)

Net assets acquired	1,223.2	(32.7)		(35.5)		1,155.0

Fair value adjustments primarily comprise:

(i) non-recognition of certain regulatory assets and related provisions to accord with UK GAAP (£35.5m);
(ii) revaluation of business held for resale to reflect net proceeds from sale (£33.6m).

The following unaudited pro forma summary gives effect to the acquisition of NEES, as if the acquisition had taken place on 1 April 1998 and on 1 April 1999. The pro forma summary combines the consolidated results of the Group (excluding NEES) and NEES after giving effect to certain adjustments. These adjustments include estimates of the effect of adopting the final fair value adjustments and the increased net interest expense, together with the associated tax effects, as a result of financing the acquisition. The pro forma does not necessarily reflect the results of operations as they would have been if the Group (excluding NEES) and NEES had constituted a single entity during the periods presented.

	Year ended 31 March

	2000 £m	1999 £m

Turnover	3,272.0	3,050.7
Profit for the year – including exceptional items and goodwill amortisation	1,095.7	984.0
Profit for the year – excluding exceptional items and goodwill amortisation	350.5	355.9

Earnings per ordinary share
Basic, including exceptional items and goodwill amortisation	74.4p	67.1p
Basic, excluding exceptional items and goodwill amortisation	23.8p	24.3p

82	Notes to the accounts continued

27	Related party transactions
Transactions with an associate and joint ventures, which were in the normal course of business, were as follows:

	2001 £m	2000 £m	1999 £m

Sales:
Services supplied	46.5	35.0	31.3
Finance lease rentals	11.3	6.7	9.0
Purchases:
Services received	26.3	16.7	15.3
Tangible fixed assets	–	5.6	21.9

Amounts owed by and owed to an associate and joint ventures are shown in notes 14 and 16 respectively.

28	Commitments and contingencies
a	Future capital expenditure	Group		Associate and joint ventures

		2001 £m	2000 £m	2001 £m	2000 £m

	Contracted for but not provided	396.8	237.8	90.1	132.4

b	Proposed acquisition
National Grid has entered into an agreement to purchase the entire share capital of Niagara Mohawk. This agreement has received approval from the shareholders of both National Grid and Niagara Mohawk, but is subject to the grant of various regulatory approvals which are expected to be received towards the end of the 2001 calendar year. The cost of the acquisition is estimated at approximately US dollar 3bn.

c	Lease commitments
At 31 March 2001, the Group’s operating lease commitments for the financial year ending 31 March 2002 amounted to £11.9m (2000: £11.0m) and are analysed by lease expiry date as follows:

	Land and buildings		Other		Total

	2001 £m	2000 £m	2001 £m	2000 £m	2001 £m	2000 £m

Within one year	0.1	0.2	1.1	2.9	1.2	3.1
Between two and five years	1.3	1.4	4.5	1.9	5.8	3.3
After five years	2.6	2.5	2.3	2.1	4.9	4.6

	4.0	4.1	7.9	6.9	11.9	11.0

Total commitments under non-cancellable operating leases were as follows:

	2001 £m	2000 £m

In one year or less	11.9	11.0
In more than one year, but not more than two years	10.7	7.4
In more than two years, but not more than three years	8.4	5.8
In more than three years, but not more than four years	6.4	4.1
In more than four years, but not more than five years	5.5	3.5
In more than five years	34.6	31.3

	77.5	63.1

83

28 d

Commitments and contingencies continued

Guarantees and performance bonds
A Group undertaking has issued performance bonds in the ordinary course of business amounting to £88.1m (2000: £108.9m), of which £58.3m (2000: £83.8m) is in respect of a joint venture, and has issued guarantees in respect of an associate up to £14.1m (2000: £17.1m).

e

Sale of Millstone 3
In November 1999, New England Power Company (NEP), a National Grid subsidiary, entered into an agreement with Northeast Utilities (NU) to settle claims made by NEP relating to the operation of the Millstone 3 nuclear unit. NU agreed to include NEP’s share of Millstone 3 in an auction of NU’s share in that unit, at a guaranteed price. On 31 March 2001, the Millstone 3 sale was completed and proceeds of US dollar 27.9m (£19.6m) were received by National Grid.

Subsequent to the November 1999 agreement and prior to completion of the sale, NU agreed to sell 92.7% (including National Grid’s 16.2% share) of Millstone 3 to a third party for approximately US dollar 855m (£602m). Thereafter, the Rhode Island Attorney General and the Rhode Island Division of Public Utilities and Carriers filed a protest at the Federal Energy Regulatory Commission (FERC) contending that National Grid’s share of the proceeds as agreed to in the settlement was insufficient. Whilst the FERC found the protest to be outside the scope of the sale approval process, National Grid cannot predict: a) whether the Rhode Island authorities will reassert their contention; or b) the financial consequences if they do.

29

Group undertakings, joint ventures and associate

Principal Group undertakings
The principal Group undertakings included in the Group accounts at 31 March 2001 are listed below. These undertakings are wholly-owned and, unless otherwise indicated, are incorporated in Great Britain.

Principal activity

National Grid Holdings Limited(a)	Holding company
The National Grid Company plc(b)	Transmission of electricity in England and Wales
National Grid USA (Incorporated in USA)(b)	Holding company
NGG Telecoms Limited(b)	Holding company
NG Investments Limited (Incorporated in Jersey)(b)	Investment company
Massachusetts Electric Company (Incorporated in USA)(b)	Distribution of electricity
The Narragansett Electric Company (Incorporated in USA)(b)	Distribution and transmission of electricity
Granite State Electric Company (Incorporated in USA)(b)	Distribution of electricity
New England Power Company (Incorporated in USA)(b)	Transmission and generation of electricity

(a) Issued ordinary share capital held by National Grid Group plc.
(b) Issued ordinary share capital held by Group undertakings.

Principal joint ventures and associate (at 31 March 2001)
	Group holding	Country of incorporation and operation	Principal activity

Compañia Inversora En Transmicion
Electrica CITELEC S.A. (c)	42.5% ordinary shares	Argentina	Transmission of electricity
Copperbelt Energy Corporation Plc (c)	38.6% ordinary shares	Zambia	Transmission, distribution and supply of electricity
JVCO Participações Ltda* (c)	50.0% ordinary shares	Brazil	Telecommunications
Manquehue net S.A. (c)	30.0% ordinary shares	Chile	Telecommunications
Silica Networks S.A. (c)	50.0% ordinary shares	Chile	Telecommunications
Energis Polska Sp. z.o.o. (c)	23.75% ordinary shares	Poland	Telecommunications
Energis plc (d)	33.3% ordinary shares	Great Britain	Telecommunications

*JVCO Participações Ltda is Intelig’s ultimate parent undertaking.

The investments in the joint ventures (c) and associate (d) are held by Group undertakings.

The Group holding of shares in Energis recorded in the table above represents the Energis shares held within fixed asset investments (note 13), but not those included within assets held for exchange (note 15). At 31 March 2001, 29.9m (2000: 29.9m (restated to reflect a 5:1 share split)) Energis shares (book value: £21.9m; market value £83.5m), (2000: book value: £10.9m; market value: £174.9m) included within fixed asset investments, had been loaned to a financial institution under the terms of a stock lending agreement. This agreement provides for a fee to be paid to the Group and the loan of shares is secured by an equivalent value of readily marketable securities.

A full list of all Group and associated undertakings will be attached to the Company’s Annual Return to be filed with the Registrar of Companies.

84	Notes to the accounts continued

30

Differences between UK and US accounting principles

The Group prepares its consolidated accounts in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP), which differ in certain respects from United States Generally Accepted Accounting Principles (US GAAP). The significant differences between UK GAAP and US GAAP are set out below.

Deferred taxation
Under UK GAAP, provision is made for deferred taxation to the extent that a liability or an asset will crystallise in the foreseeable future. US GAAP requires full provisioning for deferred taxation liabilities and permits deferred taxation assets to be recognised if their realisation is considered more likely than not.

The deferred taxation adjustment arising on the UK GAAP results for 1999 includes a credit of £23.5m relating to a reduction from 31% to 30% in the statutory rate of UK corporation tax.

The deferred tax liability under US GAAP is analysed as follows:

	2001	2000
	£m	£m

Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	1,124.4	998.9
Other temporary differences	222.7	124.9

	1,347.1	1,123.8
Deferred taxation assets:
Other temporary differences	(126.5)	(135.0)

	1,220.6	988.8

Analysed as follows:
Current	11.3	(3.2)
Non-current	1,209.3	992.0

	1,220.6	988.8

Pensions
Under UK GAAP, pension costs are accounted for and disclosures are provided in accordance with UK Statement of Standard Accounting Practice 24.

Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) 87 and 88 and pension disclosures are presented in accordance with SFAS 132. Differences between UK GAAP and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising certain surpluses and deficits. Under US GAAP, the Company has estimated the effect on net income and shareholders’ equity assuming the adoption and application of SFAS 87 “Employers’ Accounting for Pensions” as of 1 April 1996, as the adoption of SFAS 87 on the actual effective date of 1 April 1989 was not feasible. The unrecognised transition asset at 1 April 1989, using the financial assumptions at 1 April 1996, amounted to £171.5m and is being amortised over 15 years commencing 1 April 1989.

Under UK GAAP, as explained in note 6, net interest includes a credit of £15.7m (2000: £3.5m; 1999: £3.7m) in respect of the notional interest element of the variation from the regular pension cost. Under US GAAP, this credit is not recognised.

The net periodic (credit)/cost for pensions and other post-retirement benefits are as follows:

	Pensions			Other post- retirement benefits

	2001 £m	2000 £m	1999 £m	2001 £m

Service cost	25.1	19.7	15.0	3.6
Interest cost	110.7	63.7	63.6	20.7
Expected return on assets	(141.7)	(72.9)	(74.0)	(17.2)
Amortisation of prior service cost	2.6	2.6	–	–
Amortisation of previously unrecognised losses	–	0.9	–	0.2
Amortisation of transitional asset	(11.4)	(11.4)	(11.4)	–

	(14.7)	2.6	(6.8)	7.3
Release of pension provision	(1.5)	(1.5)	(1.5)	–

	(16.2)	1.1	(8.3)	7.3

The cost of providing other post-retirement benefits for the year ended 31 March 2000, which related to the period 22 March 2000 to 31 March 2000, amounted to £0.2m (1999: £nil).

85

30

Differences between UK and US accounting principles continued

Pensions continued
The additional cost incurred in respect of severance cases computed in accordance with SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” is as follows:

	2001 £m	2000 £m	1999 £m

Cost of termination benefits	4.1	10.3	10.3

The principal financial assumptions used for the SFAS 87 calculations in respect of the UK and USA defined benefit schemes are shown below. Information in respect of the USA schemes is only provided in respect of the two years ended 31 March 2001, as the USA schemes relate to NEES and EUA that were acquired during this period.

	USA		UK

	2001%	2000%	2001%	2000%	1999%

Discount rate	7.3	7.8	5.5	5.5	6.3
Return on assets	8.8	8.5	5.8	6.0	6.5
General salary increases	4.0	5.1	3.3	4.0	4.8
Pension increases	nil	nil	2.5	3.0	3.3

The assumptions used for other post-retirement costs relate solely to USA schemes as a result of the acquisitions of NEES and EUA in the two years ended 31 March 2001. These assumptions were that the discount rate used would be 7.75% and that medical costs would increase by 8.25%, decreasing to 5.25% in 2002 and remain at 5.25% thereafter.

A reconciliation of the funded status of the Group pension and other post-retirement schemes to the prepaid/(accrued) cost that would appear in the Group's balance sheet if prepared under US GAAP is as follows:

	Pensions		Other post- retirement benefits

	2001 £m	2000 £m	2001 £m	2000 £m

Projected benefit obligation	(1,906.5)	(1,655.5)	(316.2)	(228.8)
Fair value of plan assets	2,095.8	2,110.7	202.3	178.9

Excess of plan assets over projected benefit obligation	189.3	455.2	(113.9)	(49.9)
Unrecognised transition asset	(34.5)	(45.9)	–	–
Unrecognised net loss/(gain)	157.5	(152.4)	47.6	–
Unrecognised prior service cost	44.9	33.6	–	–

Prepaid/(accrued) cost under US GAAP	357.2	290.5	(66.3)	(49.9)

Changes in the projected benefit obligation are shown below:
Projected benefit obligation at start of year	1,655.5	1,190.4	228.8	–
Adjustments to provisional fair values	5.3	–	(16.4)	–
Service cost	25.1	19.7	3.9	0.2
Interest cost	110.7	63.7	20.7	–
Plan participants’ contributions	4.5	4.2	–	–
Plan amendment – prior service cost	13.3	–	–	–
Terminations	4.1	12.6	0.2	–
Curtailments	–	(2.3)	–	–
Actuarial loss/(gain)	12.2	(67.0)	15.2	–
Benefits paid	(121.8)	(60.4)	(17.5)	–
Acquisition of Group undertakings	119.7	504.1	51.2	233.0
Exchange adjustments	77.9	(9.5)	30.1	(4.4)

Projected benefit obligation at end of year	1,906.5	1,655.5	316.2	228.8

Changes in plan assets are shown below:
Fair value of plan assets at start of year	2,110.7	1,356.8	178.9	–
Actual return on assets	(150.0)	179.4	(13.2)	–
Employer contributions	14.7	11.2	6.0	–
Plan participants’ contributions	4.5	4.2	–	–
Benefits paid	(121.8)	(60.4)	(16.7)	–
Acquisition of Group undertakings	147.8	631.3	23.3	182.4
Exchange adjustments	89.9	(11.8)	24.0	(3.5)

Fair value of plan assets at end of year	2,095.8	2,110.7	202.3	178.9

It is estimated that a 1% change in the assumed health care cost trends would increase or decrease the accumulated post-retirement benefit obligation as at 31 March 2001 by £53.9m (2000: £27.3m) and £48.2m (2000: £24.4m) respectively. There would be an immaterial effect on the net periodic cost for the year ended 31 March 2001.

86	Notes to the accounts continued

30

Differences between UK and US accounting principles continued

Shares held by employee share trusts
Under UK GAAP, shares in the Company held by employee share trusts are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded as a deduction from shareholders’ equity.

Share option schemes
As permitted under UK GAAP, no cost is accrued for share options awarded under the Sharesave scheme where the exercise price of the options is below the market value at the date of grant. In respect of the grant of options under the Executive scheme, no cost is accrued under UK GAAP as the exercise price is equivalent to the market value at the date of grant. As permitted by SFAS 123, “Accounting for Stock-Based Compensation”, the Group has accounted for compensatory share option schemes under Accounting Principles Board statement (APB) 25 “Accounting for Stock Issued to Employees”. Under the requirements of APB 25, the compensation costs relating to the Sharesave and Executive schemes are amortised over the period from the date of grant of options to the date those options are first exercisable. SFAS 123 prescribes a fair value method of recognising share option compensation costs, the application of which would have no material effect on the Group’s reported net income or earnings per ordinary share.

The average fair value of the options granted during each of the three financial years ended 31 March 2001 are estimated as follows:

	2001		2000		1999

Where the exercise price is less than the market price at the date of grant	155.0	p	134.2	p	117.8	p
Where the exercise price is equal to the market price at the date of grant	68.0	p	129.0	p	89.0	p
Where the exercise price is greater than the market price at the date of grant	65.0	p	–		–

The fair value of the options granted are estimated using the Black-Scholes European option pricing model using the following principal assumptions:

	2001	2000	1999

Dividend yield	2.7%	4.1%	4.1%
Volatility	30.0%	33.0%	33.0%
Risk-free investment rate	5.9%	5.8%	5.3%
Average life (years)	4.0	4.2	3.8

Ordinary dividends
Under UK GAAP, final ordinary dividends are provided for in the year in respect of which they are proposed by the Board of Directors for approval by the shareholders.

Under US GAAP, dividends are not provided until declared.

Tangible fixed assets
During the financial year ended 31 March 1990, an impairment provision was recorded in respect of certain tangible fixed assets. Part of this impairment provision was subsequently released and shareholders’ equity credited. Under US GAAP this partial release would not be permitted.

Financial instruments
Under UK GAAP, interest rate and currency swaps used to hedge a portfolio of borrowings are hedge accounted for and are not recorded at market value. Any related foreign currency borrowings are translated at the hedged rate. Under US GAAP, interest rate and currency swaps which are not related to specific borrowings or to a specific group of similar borrowings are generally not eligible for hedge accounting. Furthermore, under UK GAAP, it is permissible to hedge account for the net assets of overseas operations with hedging instruments denominated in currencies other than the functional currency of the overseas operation. Under US GAAP, this treatment is not permitted. In addition, interest rate swaps that convert fixed rate liabilities into variable rate liabilities generally do not qualify for hedge accounting under US GAAP. As a result, interest rate and currency swaps that do not meet the US GAAP criteria for hedging are required to be recorded at market value with the resultant unrealised gains and losses recognised in income together with any exchange differences arising on the translation of any related foreign currency borrowings at the exchange rate ruling on the balance sheet date.

Equity Plus Income Convertible Securities (EPICs)
Under UK GAAP, EPICs are carried in the balance sheet at the gross proceeds of the issue and the related issue costs were written off in the year of issue. Under US GAAP, the issue costs are deferred and written off over the period to the expected date of redemption of the EPICs on 3 May 2003.

US GAAP requires the carrying value of the EPICs to be adjusted to the settlement amount of the debt, which is linked to the Energis plc share price as described in note 18.

Regulatory assets
SFAS 71 “Accounting for Certain Types of Regulation” establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the United Kingdom.

87

30

Differences between UK and US accounting principles continued

Regulatory assets continued
Under UK GAAP, regulatory assets established in accordance with SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP. Where the application of UK GAAP results in the non or partial recognition of an obligation compared with US GAAP, any related regulatory asset is either not or partially recognised. In certain circumstances, regulatory assets may be reported net of related regulatory liabilities.

Recognition of UK transmission income
The main source of UK revenue is derived from the use of the UK transmission system, and under US GAAP is recognised in the period in which the service is provided up to the maximum revenue allowed under the transmission licence. Under UK GAAP, any income received or receivable in excess of the maximum revenue allowed for the period is recognised as income.

Severance and integration costs
Under UK GAAP, severance costs are provided for in the accounts if it is determined that a constructive or legal obligation has arisen from a restructuring programme where it is probable that it will result in the outflow of economic benefits and the costs involved can be estimated with reasonable accuracy. Under US GAAP, severance costs are recognised when the employees accept the severance offer. In addition, where the number of employees leaving results in a significant reduction in the accrual of pension benefits for employees’ future service (a curtailment under US GAAP), the effects are reflected as part of the cost of such termination benefits. Accordingly, timing differences between UK GAAP and US GAAP arise on the recognition of such costs.

Under US GAAP, certain reorganisation costs relating to an acquired entity are included in liabilities in determining the fair value of net assets acquired. Under UK GAAP such costs are not recognised as liabilities of the acquired entity at the date of acquisition and are treated as post acquisition costs.

Goodwill – effect of US GAAP adjustments
Under US GAAP, the fair value of net assets acquired is calculated in accordance with US GAAP principles which differ in certain respects from UK GAAP principles. As a result, the US GAAP net assets of the Group undertaking acquired are less than the net assets as determined under UK GAAP principles. These adjustments reflect the higher level of goodwill as calculated under US GAAP and the related increase in goodwill amortisation.

Share of associate’s adjustments to conform with US GAAP
The Group’s share of the associate’s results and net assets, which also impact on the exceptional profit relating to Energis and assets held for exchange, have been adjusted to conform with US GAAP.

Reconciliation of net income to US GAAP
The following is a summary of the material adjustments to net income which would have been required if US GAAP had been applied instead of UK GAAP.

	2001 £m	2000 £m	1999 £m

Profit for the year, excluding exceptional items	315.9	350.6	338.6
Exceptional items after taxation	453.1	797.8	676.4

Net income under UK GAAP	769.0	1,148.4	1,015.0

Adjustments to conform with US GAAP
Deferred taxation	(113.9)	(1.4)	(40.5)
Pensions	18.9	5.7	14.9
Share option schemes	(5.3)	(5.4)	(4.5)
Tangible fixed assets – depreciation on reversal of partial release of impairment provision	3.4	3.4	3.4
Financial instruments	(55.4)	27.9	25.5
Issue costs associated with EPICs	(1.8)	(1.8)	7.3
Carrying value of EPICs liability	152.5	(115.0)	–
Severance and integration costs	23.6	(11.3)	(12.2)
Recognition of UK transmission income	(17.0)	–	–
Goodwill – effect of US GAAP adjustments	(11.7)	(0.2)	–
Share of associate’s adjustments to conform with US GAAP	48.0	(40.5)	(6.1)

Total US GAAP adjustments	41.3	(138.6)	(12.2)

Net income under US GAAP	810.3	1,009.8	1,002.8

Net income under US GAAP includes £527.9m (2000: £795.7m; 1999: £718.6m) relating to exceptional net gains which are treated as exceptional items under UK GAAP.

88	Notes to the accounts continued

30	Differences between UK and US accounting principles continued Earnings per share (EPS)	2001 £m		2000 £m		1999 £m

	Net income under US GAAP	810.3		1,009.8		1,002.8
	Dilutive impact of 4.25% exchangeable bonds 2008	21.2		20.9		20.2

	Net income after dilution	831.5		1,030.7		1,023.0

		Number million		Number million		Number million

	Weighted average shares in issue – for basic EPS (note 10)	1,475.8		1,472.9		1,466.6
	Weighted average shares in issue – for diluted EPS (note 10)	1,596.0		1,593.3		1,588.2

	Basic earnings per share	54.9	p	68.6	p	68.4	p
	Diluted earnings per share	52.1	p	64.7	p	64.4	p

Reconciliation of equity shareholders’ funds to US GAAP
The following is a summary of the material adjustments to equity shareholders’ funds which would have been required if US GAAP had been applied instead of UK GAAP.

	2001 £m	2000 £m

Equity shareholders’ funds under UK GAAP	3,475.8	2,909.0

Adjustments to conform with US GAAP
Deferred taxation	(1,072.4)	(916.7)
Pensions	178.7	162.8
Shares held by employee share trusts	(10.2)	(16.3)
Ordinary dividends	133.5	123.0
Tangible fixed assets – reversal of partial release of impairment provision	(41.6)	(45.0)
Financial instruments	(45.5)	1.0
Issue costs associated with EPICs	3.7	5.5
Carrying value of EPICs liability	37.5	(115.0)
Severance liabilities	–	5.5
Recognition of UK transmission income	(17.0)	–
Regulatory assets	37.5	–
Goodwill – effect of US GAAP adjustments	234.1	210.6
Share of associate’s adjustments to conform with US GAAP	6.8	21.3
Other	(0.9)	–

Total US GAAP adjustments	(555.8)	(563.3)

Equity shareholders’ funds under US GAAP	2,920.0	2,345.7

Group cash flow statement
The Group accounts include a cash flow statement prepared in accordance with UK Financial Reporting Standard 1 (Revised 1996) “Cash Flow Statements” (“FRS1 (revised)”), the objectives and principles of which are substantially the same as US Statement of Financial Accounting Standards 95 “Statement of Cash Flows” (“SFAS 95”) under US GAAP. The principal differences between FRS1 (revised) and SFAS 95 relate to the classification of items within the cash flow statement and the definition of cash and cash equivalents. Under UK GAAP cash flows are classified under eight standard headings whereas US GAAP only requires presentation of cash flows from three activities, being operating activities, investing activities and financing activities.

Under US GAAP, in contrast to UK GAAP, cash and cash equivalents do not include bank overdrafts but do include deposits and investments with original maturities of three months or less.

89

30	Differences between UK and US accounting principles continued Group cash flow statement continued Set out below is a summary of the Group cash flow statement under US GAAP:

		2001 £m	2000 £m	1999 £m

	Net cash provided by operating activities	425.5	347.5	349.0
	Net cash used in investing activities	(1,059.8)	(736.2)	(109.6)
	Net cash (used in)/provided by financing activities	(104.7)	596.2	512.6

	Net (decrease)/increase in cash and cash equivalents	(739.0)	207.5	752.0
	Cash and cash equivalents at beginning of year	977.3	769.8	17.8
	Exchange adjustments	20.7	–	–

	Cash and cash equivalents at end of year	259.0	977.3	769.8

	Cash and deposits per balance sheet	271.2	1,011.6	1,524.5
	Less: deposits with original maturities of more than three months	(12.2)	(34.3)	(754.7)

	Cash and cash equivalents	259.0	977.3	769.8

Reconciliation of US GAAP to UK GAAP cash flow headings
(i) Net cash provided by operating activities principally relates to net cash inflow from operating activities, dividends from joint ventures, returns on investments and servicing of finance, excluding costs relating to the issue of debt, and taxation.

(ii) Net cash used in investing activities principally relates to capital expenditure, acquisitions and disposals and the component of management of liquid resources which comprises deposits with an original maturity of more than three months.

(iii) Net cash (used in)/provided by financing activities comprises equity dividends paid, financing, including costs relating to the issue of debt, and movements in bank overdrafts.

Comprehensive income
Comprehensive income under US GAAP is as follows:

	2001 £m	2000 £m	1999 £m

Net income in accordance with US GAAP	810.3	1,009.8	1,002.8
Other comprehensive income
Share of associate’s other comprehensive income	(47.5)	57.5	–
Exchange adjustments	(3.1)	(18.1)	(0.8)
Tax on exchange adjustments	31.9	–	–
Additional minimum pension liability	2.1	–	–
Other	0.7	–	–

Comprehensive income under US GAAP	794.4	1,049.2	1,002.0

Cumulative foreign exchange losses recognised in other comprehensive income at 31 March 2001 under US GAAP were £22.0m (2000: £18.9m; 1999: £0.8m).

Other differences between UK and US GAAP
Under US GAAP, turnover attributable to the country of domicile is required to be identified. With minor exceptions, the vast majority of turnover attributable to “Europe” identified in note 1(a) is in respect of sales made in the United Kingdom.

UK GAAP requires the investors’ share of operating profit or loss, interest and taxation relating to associates and joint ventures to be accounted for and disclosed separately from those of Group undertakings. Under US GAAP, the investors’ share of the after tax profits and losses of joint ventures and associates is included within the income statement as a single line item. UK GAAP requires the investors’ share of gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet. Under US GAAP, the net investment in joint ventures is shown as a single line item.

The Group reviews all long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under UK GAAP, recognition and measurement of impairment is determined on the basis of discounted cash flows attributable to income generating units. Under US GAAP, impairments on long-lived assets are determined in accordance with SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and are recognised on the basis of undiscounted future cash flows and measured on the basis of discounted future cash flows. This difference has no effect on the Group accounts for the three years ended 31 March 2001.

Under UK GAAP, assets in the balance sheet are presented in ascending order of liquidity and the balance sheet is analysed between net assets and shareholders’ funds. Under US GAAP, assets are presented in descending order of liquidity and the balance sheet is analysed between total assets and liabilities and shareholders’ funds.

90	Notes to the accounts continued

30

Differences between UK and US accounting principles continued

Other differences between UK and US GAAP continued
Under US GAAP, debtors falling due after more than one year of £1,016.5m (2000: £798.3m) and provisions for liabilities and charges of £495.8m (2000: £461.4m) would be classified as non-current assets and non-current liabilities respectively.

Under UK GAAP, the assets held for exchange are included in current assets. Under US GAAP, the assets held for exchange are classified as part of the investment in an associate and are equity accounted.

New US Accounting Standards and pronouncements not yet effective
SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. This standard, as amended, which is effective for National Grid from 1 April 2001, requires all derivatives to be recognised in the balance sheet as either assets or liabilities and measured at fair value.

Certain derivatives which qualify for hedge accounting under UK GAAP do not meet the requirements of SFAS 133, and any change in the fair value of these instruments will be included in net income under US GAAP. The indicative effect of adopting SFAS 133, as amended, is expected to decrease equity shareholders’ funds by approximately £14m (net of tax) at 1 April 2001.

Glossary of terms	91

Term used in annual report and accounts	US equivalent or brief description

Accounting terms

Accounts	Financial statements

Acquisition accounting	Purchase accounting

Allotted	Issued

Associate	Equity investment

Called up share capital	Common stock issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Creditors	Accounts payable (or payables)

Debtors	Accounts receivable (or receivables)

Equity shareholders’ funds	Shareholders’ equity

Finance lease	Capital lease

Financial year	Fiscal year

Fixed asset investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Group accounts	Consolidated financial statements

Interest receivable	Interest income

Interest payable	Interest expense

Joint venture	Equity investment

Net book value	Book value

Operating profit	Net operating income

Own shares	Treasury stock

Pension scheme	Pension plan

Profit	Income (or earnings)

Profit and loss account (reserve)	Retained earnings

Profit and loss account	Income statement

Profit for the year	Net income

Provision for doubtful debts	Allowance for bad and doubtful accounts receivable

Provisions	Long-term liabilities other than debt and specific accounts payable

Reconciliation of movement in equity shareholders’ funds	Statement of changes in stockholders’ equity

Reserves	Stockholders’ equity other than common stock

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Turnover	Revenues (or sales)

Technical terms	Brief description

kV (kilovolt)	one thousand volts

MW (megawatt)	one million watts

MWh (megawatt hour)	one hour’s electricity production or consumption at a constant rate of 1 MW

GW (gigawatt)	one thousand megawatts

GWh (gigawatt hour)	one hour’s electricity production or consumption at a constant rate of 1 GW

TW (terawatt)	one million megawatts

TWh (terawatt hour)	one hour’s electricity production or consumption at a constant rate of 1 TW

peak demand	the highest simultaneous level of actual demand experienced in a single half hour during the year

availability	the percentage of time for which an item of plant or equipment is actually available in a specified period (that is, not out of service because of maintenance or breakdown)

winter peak system availability	the total availability of the transmission lines and transformers making up the transmission system at the time of peak demand in the winter months

92	Risk factors

Regulation
Most of National Grid’s businesses are utilities which are subject to regulation by authorities of the UK, the US, the EU or other jurisdictions. Decisions by regulators concerning permitted revenues and rates of return, market trading arrangements, the facilitation of competition in markets in which National Grid operates and proposed acquisitions or mergers could have an adverse impact on National Grid’s business, including its results of operations, cash flow, financial condition and ability to develop its business in the future. For a description of current UK revenue restrictions, see “New transmission revenue restriction” on page 13. For a description of current US rate agreements, see “Regulation of distribution rates” on page 18 and “Transmission rates” on page 19. For a description of the regulatory clearances required for the proposed acquisition of Niagara Mohawk, see “Next steps” on page 23.

Environmental and safety risks
The Group is subject to applicable laws and regulations, in all territories in which it operates, relating to pollution, the protection of the environment, the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials and the health and safety of employees and the general public.

National Grid requires all operating companies to comply fully with all relevant laws and regulations. For a description of National Grid’s approach to the environment and to health and safety, see pages 27 to 29.

Energis share price
National Grid has an economic interest of 32.7 per cent in the telecommunications operator Energis. Trading conditions in the telecommunications market are volatile and movements in Energis’ share price may adversely affect the share price of National Grid. National Grid expects to dispose of its remaining economic interest in Energis as suitable opportunities arise.

International operations and fluctuations in currency exchange rates
National Grid has significant international operations and conducts business in many currencies. These operations are subject to the risks normally associated with international operations, including the need to translate foreign currency denominated assets and profits into National Grid’s reporting currency.

A proportion of National Grid’s borrowings is subject to interest rates that may fluctuate with certain prevailing interest rates. Increases in these prevailing interest rates would result in increased costs for the Group. For further information, see “Interest rate risk” on page 36.

Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labour strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws, and the need to enforce agreements and collect receivables through foreign legal systems. For further information, see “Currency risk” on page 38.

Acquisition financing
Financing arrangements for the acquisition of Niagara Mohawk have not yet been put in place. It is National Grid’s opinion that, nearer the time of completion, it will have sufficient new finance available to complete the acquisition and to meet its working capital requirements. For further information, see “Changes and developments” on page 38.

Electricity price volatility
The costs incurred by National Grid in purchasing electricity are subject to movements in underlying commodity prices, particularly of oil and gas. Regulatory arrangements in the UK and the US provide some ability to pass through higher prices. For more information, see “New electricity trading arrangements” on page 13, “The California energy crisis” on page 17 and “Niagara Mohawk’s regulatory framework” on page 22.

Investor information	93

Exchange rates
The following table sets out, for the financial years and dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) expressed in US dollars per £1.00.

Financial year	Period end	Average	*	High	Low

1996/97	1.64	1.60		1.71	1.49
1997/98	1.68	1.65		1.70	1.58
1998/99	1.61	1.65		1.72	1.60
1999/2000	1.59	1.61		1.68	1.55
2000/01	1.42	1.47		1.60	1.40

*The average of the Noon Buying Rates on the last business day of each month during the relevant period.

Market prices
The following tables set out for the periods indicated the highest and lowest closing middle-market quotations for ordinary shares, as derived from the Official List, and the ADS equivalent of such prices, or where available the actual ADS price. Prices for periods up to 9 February 1998 are adjusted to take account of the share consolidation and special dividend.

	Ordinary shares			ADS equivalent					Actual ADS
Financial year	High (p	)	Low (p	)	High ($	)	Low ($	)	High ($	)	Low ($	)

1996/97	219.0		166.5		17.53		13.33		–		–
1997/98	355.0		208.5		–		–		30.73		20.44
1998/99	552.5		353.0		–		–		45.62		29.75
1999/2000	597.0		388.5		–		–		48.12		31.87
2000/01	646.0		479.5		–		–		47.87		37.00

				Ordinary shares					Actual ADS
Financial year					High (p	)	Low (p	)	High ($	)	Low ($	)

1999/2000
Quarter 1					468.0		416.5		36.50		33.75
Quarter 2					451.0		388.5		35.25		31.87
Quarter 3					514.5		419.5		41.00		34.12
Quarter 4					547.0		422.0		48.12		34.25

2000/01
Quarter 1					573.0		479.5		45.75		37.50
Quarter 2					597.0		517.5		43.25		37.75
Quarter 3					646.0		568.0		47.87		40.75
Quarter 4					638.0		518.0		47.00		37.00

94	Investor information continued

	Ordinary shares				Actual ADS
	High (p	)	Low (p	)	High ($	)	Low ($	)

December 2000	616.5		592.5		46.00		43.75
January 2001	625.0		603.0		46.75		45.25
February 2001	638.0		580.5		47.00		42.00
March 2001	590.0		518.0		43.50		37.00
April 2001	569.0		520.0		40.20		37.20
May 2001	581.0		531.0		41.75		38.25

Trading markets for ordinary shares
National Grid’s ordinary shares have been listed on the London Stock Exchange since 11 December 1995. National Grid’s ADSs have had a full listing on the New York Stock Exchange since 7 October 1999.

Defaults, dividend arrearages and delinquencies
There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment or any other material default with respect to any indebtedness for or in respect of monies borrowed or raised by whatever means of the Company or any of its significant subsidiaries. There have been no arrears in the payment of dividends on, and no material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Company.

Exchange controls
There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends or other payments to non-UK resident holders of ordinary shares except as otherwise set out in “Taxation” below and except in respect of the governments of and/or certain citizens, residents or bodies of Iraq, the Federal Republic of Yugoslavia, Serbia, Burma and Afghanistan (in each case as more particularly described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

Taxation
The following summary describes the principal US Federal income and UK tax consequences to beneficial owners of ADSs or ordinary shares who are residents of the United States. The summary is not a complete analysis or listing of all of the possible tax consequences of ownership and does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, securities dealers, investors with a “functional currency” other than the US dollar and any corporation which, alone or together with one or more corporations which are treated as associated for the purposes of the US/UK taxation convention relating to income and capital gains (the “Income Tax Convention”), directly or indirectly controls 10 per cent or more of the voting share capital of National Grid.

The statements regarding US Federal tax laws set out below are based (i) on the US Internal Revenue Code of 1986, as amended (the “Code”) and regulations issued thereunder, all of which are subject to change, possibly with retroactive effect and (ii) in part on representations of The Bank of New York as depositary (the “Depositary”) and assume that each obligation provided for in or otherwise contemplated by the deposit agreement entered into by and among National Grid, the Depositary and the registered holders of ADRs pursuant to which ADRs have been issued dated as of 21 November 1995 and amended and restated as of 6 October 1999 (the “Deposit Agreement”) and any related agreement will be performed in accordance with its terms. The statements regarding UK tax set out below are based on UK domestic law and the Income Tax Convention as in force on the date of this document and on the practice of the UK Inland Revenue as at such date and are subject to any change therein (including any change having retroactive effect).

Beneficial owners of the ADSs who are residents or citizens of the United States will be treated as the owners of the underlying ordinary shares for the purposes of the Income Tax Convention and the Code.

95

For the purposes of this discussion, the term “US Holder” refers to a beneficial owner of ADSs or ordinary shares who is a resident of the United States for US Federal income tax purposes and, as to the description under “Taxation of dividends” and “Taxation of capital gains” below, is also a resident of the United States for the purposes of the Income Tax Convention.

Taxation of dividends
The tax credit to which UK resident individual shareholders are generally entitled in respect of any dividend on their ordinary shares and which they can set against their total income tax liability is equal to one-ninth of the cash dividend (10 per cent of the aggregate of the tax credit and the cash dividend). Under the terms of the Income Tax Convention, US residents and corporations controlling less than 10 per cent of the voting share capital of National Grid are technically entitled to a refund (the “Tax Treaty Payment”) in respect of dividends paid by National Grid calculated by reference to the amount of the tax credit available to a UK individual, less a withholding. However, the combination of the reduction in the value of the tax credit on dividends paid to UK individuals to one-ninth of the cash dividend and the withholding means that no Tax Treaty Payments will be made to those US Holders holding less than 10 per cent of the voting share capital of National Grid.

Taxation of capital gains
A US Holder who is not resident or ordinarily resident for UK tax purposes in the UK will not be liable for UK taxation on capital gains realised or accrued on the sale or other disposal of ADSs or ordinary shares unless the US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such ADSs or ordinary shares are or have been used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency. A US Holder will be liable for US Federal income tax on gains on the sale of ADSs or ordinary shares to the same extent as on any other gains from sales of stock. Gain, if any, will generally be US source.

A US citizen who is resident or ordinarily resident in the UK, a US corporation which is resident in the UK by reason of its business being managed and controlled in the UK or a US citizen who, or US corporation which, is trading or carrying on a profession or vocation in the UK through a branch or agency and has used, held or acquired ADSs or ordinary shares for the purpose of such trade, profession or vocation or such branch or agency, may be liable for both UK and US tax on a capital gain recognised on the disposal of ADSs or ordinary shares. Such holder, however, will generally be entitled to foreign tax credit, subject to certain limitations, against any US Federal tax liability for the amount of any UK tax (namely capital gains tax in the case of an individual and corporation tax on chargeable gains in the case of a corporation) which is paid in respect of such gain in respect of gains realised during each period of non-residence.

A US Holder who becomes resident in the UK after a period of “temporary” non-residence (of up to five years) following an earlier period of residence in the UK may also be liable to capital gains tax.

UK stamp duty and stamp duty reserve tax (“SDRT”)
Transfers of ordinary shares
SDRT is payable where an unconditional agreement, or a conditional agreement becoming unconditional, to transfer ordinary shares is not completed by a duly stamped transfer to the transferee, at the rate of 0.5 per cent of the amount or value of the consideration paid. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with such date, the SDRT liability will be cancelled, and any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident.

Purchases of ordinary shares completed by execution of a stock transfer form will generally give rise to a liability to UK stamp duty at the rate of 0.5 per cent (rounded up to the nearest £5) of the actual consideration paid.

Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5 per cent, and not stamp duty.

The transfer of ordinary shares where there is no change of beneficial ownership will generally attract fixed rate stamp duty of £5 per transfer.

SDRT is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser or transferee.

96	Investor information continued

Transfer of ADSs
No UK stamp duty will be payable on the acquisition or transfer of ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of ADRs will not give rise to a liability for SDRT. On a transfer of ordinary shares from the London, England office of The Bank of New York as agent of the Depositary (the “Custodian”) to a holder of ADSs upon cancellation of the ADSs, only a fixed stamp duty fee of £5 per instrument of transfer will be payable. Any transfer for value of the underlying ordinary shares represented by ADSs may give rise to a liability on the transferee to UK stamp duty or SDRT.

A charge to stamp duty or SDRT may arise on the issue or transfer of ordinary shares to the Depositary or the Custodian. The rate of stamp duty or SDRT will generally be 1.5 per cent of either (i) in the case of an issue of ordinary shares, the issue price of the ordinary shares concerned, or (ii) in the case of a transfer of ordinary shares, the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. The Depositary will generally be liable for the stamp duty or SDRT. In accordance with the terms of the Depositary Agreement, the Depositary will charge any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are delivered against such deposits.

If the stamp duty is not already a multiple of £5, the duty will be rounded up to the nearest multiple of £5.

US information reporting and backup withholding
A US resident Holder who holds ADSs may in certain circumstances be subject to information reporting to the IRS and possible US backup withholding at a rate of 31 per cent with respect to dividends on ADSs and proceeds from the sale or other disposition of ADSs unless such holder furnishes a correct taxpayer identification number or is otherwise exempt.

UK inheritance tax
An individual who is domiciled in the US for the purposes of the convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes (the “Estate Tax Convention”) and who is not a national of the UK for the purposes of the Estate Tax Convention will generally not be subject to UK inheritance tax in respect of the ADSs on the individual’s death or on a gift of the ADSs during the individual’s lifetime, unless the ADSs are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ADSs held in trust. In the exceptional case where the shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US.

Memorandum and Articles of Association
See “Exhibits” below.

Material contracts
See “Exhibits” below.

Subsidiaries
Note 29 to the accounts (Group undertakings, joint ventures and associate) sets out in respect of National Grid’s principal subsidiaries, its principal joint ventures and the associate company Energis details including jurisdiction of incorporation or formation and National Grid’s ownership interest.

Documents on display
National Grid is subject to the filing requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, National Grid files reports and other information with the US Securities and Exchange Commission (SEC). These materials, including this document, may be inspected during normal business hours at National Grid’s registered office at 15 Marylebone Road, London NW1 5JD or at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC on 1-800-SEC-0330. Some of National Grid’s filings are also available on the SEC’s website at www.sec.gov

97

Exhibits
The following have been filed with the Securities and Exchange Commission or will be so filed with the 2000/01 Report on Form 20-F:

1		Memorandum and Articles of Association of National Grid Group plc (Exhibit 1 to Form 20-F dated October 1999)

2(a)		Amended and Restated Deposit Agreement dated 6 October 1999 among The National Grid Group plc, The Bank of New York (as Depositary) and holders from time to time of American Depositary Receipts (Exhibit 2(i) to Form 20-F dated October 1999)

2(b)		Multi-Currency Revolving Credit Facility and Term Loan Facility Agreement dated 5 March 1999 among The National Grid Group plc (as guarantor and borrower), The National Grid Company plc (as borrower), ABN Amro Bank NV, Barclays Capital, Chase Manhattan PLC, Deutsche Bank AG London, Dresdner Kleinwort Benson and HSBC Investment Bank (as lead arranger) and the other banks and financial institutions listed therein (Exhibit 2(ii) to Form 20-F dated October 1999)

3(a)		Agreement and Plan of Merger and Scheme of Arrangement dated 4 September 2000 by and among National Grid Group plc, Niagara Mohawk Holdings, Inc., New National Grid Limited and Grid Delaware, Inc. (Exhibits 2(a) and 2(b) to Form F-4 dated December 2000)

3(b)	(i)	Service Agreement – Stephen Box (Exhibit 3(ii)(a) to Form 20-F dated October 1999)
	(ii)	Service Agreement – Roger Urwin (Exhibit 3(ii)(d) to Form 20-F dated October 1999)
	(iii)	Employment Agreement – Richard P Sergel (Exhibit 2 to Form 20-F dated June 2000)
	(iv)	Service Agreement – Steven Holliday dated 6 March 2001

98	Cross reference to Form 20-F

Item			page

PART 1

1.	Identity of Directors, senior management and advisers		n/a

2.	Offer statistics and expected timetable		n/a

3.	Key information
	A	Selected financial data
		Five-year financial summary	30
		Exchange rates	93
	B	Capitalisation and indebtedness	n/a
	C	Reasons for the offer and use of proceeds	n/a
	D	Risk factors
		Risk factors	92

4.	Information on the Company
	A	History and development of the Company
		About National Grid	10
		Incorporation of the Company	48
		History and development of the business	48
	B	Business overview
		Electricity networks:
		England and Wales	11
		United States	16
		Other electricity businesses and projects	24
		Telecommunications networks	25
		Inflation	39
		Seasonality	39
	C	Organisational structure
		Note 29 to the accounts: Group undertakings, joint ventures and associate	83
	D	Property, plants and equipment
		Fixed assets in the UK	15
		Fixed assets in the US	21

5.	Operating and financial review and prospects
	A	Operating results
		Operating and financial review:
		Business review	10
		Five-year financial summary	30
		Financial review	32
	B	Liquidity and capital resources
		Liquidity and capital resources	34
	C	Research and developments, patents and licences etc
		Research and development	49
	D	Trend information
		Electricity networks – England and Wales:
		The new framework for UK Transmission	13
		Electricity networks – United States:
		Operating environment	16
		Regulation of distribution rates	18
		Transmission rates	19
		Niagara Mohawk’s regulatory framework	22
		Changes and developments	38

6.	Directors, senior management and employees
	A	Directors and senior management
		The Board of Directors	40
B	Compensation
Directors’ remuneration	44
C	Board practices
Corporate governance	41
D	Employees
Employment policies	49
Note 4 to the accounts: Payroll costs and employees	62
E	Share ownership
Directors’ interests in share options	46
Directors’ beneficial interests	47
Employment policies	49
Note 21 to the accounts: Share capital	74

7.	Major shareholders and related party transactions
A	Major shareholders
Substantial shareholdings	48
B	Related party transactions
Note 27 to the accounts: Related party transactions	82
C	Interest of experts and counsel	n/a

8.	Financial information
A	Consolidated statements and other financial information
	1-4	Consolidated financial statements, comparative financial data, audit report and period of financial statements
		See Item 18 below for a full list of the financial statements
	5.	Interim financial statements	n/a
	6.	Export sales disclosure
		Note 1 to the accounts: Segmental analysis	57
	7.	Legal proceedings, including governmental proceedings
		Pensions litigation	49
	8.	Company’s policy on dividend distribution
		Ordinary dividends	33
		Dividend policy	34
B	Significant changes		n/a

99

Item				page

9.	The offer and listing
	A		Offer and listing details
		1-3	Offer price, manner of determination and impact on pre-emption rights	n/a
		4.	History of share prices
			Market prices	93
		5-7	Selling shareholders, dilution and expenses of the issue	n/a
	B		Plan of distribution	n/a
	C		Markets
			Trading markets for ordinary shares	94
	D		Selling shareholders	n/a
	E		Dilution	n/a
	F		Expenses of the issue	n/a

10.	Additional information
	A		Share capital
			Note 21 to the accounts: Share capital	74
	B		Memorandum and Articles of Association
			Memorandum and Articles of Association	96
	C		Material contracts
			Material contracts	96
	D		Exchange controls
			Exchange controls	94
	E		Taxation
			Taxation	94
	F		Dividends and paying agents	n/a
	G		Statement by experts	n/a
	H		Documents on display
			Documents on display	96
	I		Subsidiary information
			Note 29 to the accounts: Group undertakings, joint ventures and associate	83

11.	Quantitative and qualitative disclosure about market risk
	Interest rate risk			36
	Currency risk			38
	Liquidity risk			38
	Credit risk			38

12.	Description of securities other than equity securities			n/a

PART 2

13.	Defaults, dividend arrearages and delinquencies
	Defaults, dividend arrearages and delinquencies			94

14.	Material modifications to the rights of security holders and use of proceeds			n/a

15.	[Reserved]			n/a

16.	[Reserved]			n/a

17.	[Reserved]			n/a

18.	Financial statements
	Independent auditors’ report			50
	Accounting policies			52
	Group profit and loss account			54
	Group statement of total recognised gains and losses			54
	Balance sheets			55
	Group cash flow statement			56
	Notes to the accounts			57

19.	Exhibits
	Exhibits			97

100	Shareholder Services

Analyses of shareholdings as at 31 May 2001

Distribution of shares by type of shareholder

	Number of shareholders	Shares	% of issued share capital

Banks	99	461,395	0.03
Nominee companies[1]	14,256	1,158,219,599	77.99
Insurance companies	13	22,341,143	1.50
Pension funds	30	97,297	0.01
Other corporate bodies	411	110,251,311	7.42
Electricity companies[2]	8	976,892	0.07
Other limited and public companies	1,462	34,876,579	2.35
Individuals	650,294	157,809,988	10.63

Total	666,573	1,485,034,204	100.00

Distribution of shares by size of holding

			Number of shareholders	Shares	% of issued share capital

1	–	99	392,493	27,438,734	1.85
100	–	499	204,514	43,022,834	2.90
500	–	999	37,572	25,620,731	1.72
1,000	–	4,999	27,257	53,275,482	3.59
5,000	–	9,999	2,128	14,311,171	0.96
10,000	–	49,999	1,403	28,141,635	1.89
50,000	–	99,999	319	23,203,330	1.56
100,000	–	499,999	537	120,543,606	8.12
500,000	–	999,999	128	90,970,752	6.13
1,000,000 and above			222	1,058,505,929	71.28

Total			666,573	1,485,034,204	100.00

1	Nominee companies typically hold shares on behalf of banks, insurance companies, investment trusts, pension funds and PEP and ISA investors.
2	In accordance with National Grid’s Articles of Association, no holder of a licence under the Electricity Act 1989 and no affiliate of such licence holder has an interest of 1 per cent or more in the voting share capital of National Grid.
In addition to the number of registered shareholders shown, there are approximately 2,500 holders of ADRs. The ADRs, each of which evidences one ADS, are issued by The Bank of New York.

 Financial calendar

22 May 2001	2000/01 preliminary results and recommended final dividend announced

30 May 2001	National Grid shares went ex-dividend

1 June 2001	Record date for 2000/01 final dividend

17 July 2001	Annual General Meeting

15 August 2001	2000/01 final dividend paid to qualifying shareholders

20 November 2001	2001/02 interim results and interim dividend announced

28 November 2001	National Grid shares go ex-dividend

30 November 2001	Record date for 2001/02 interim dividend

15 January 2002	2001/02 interim dividend paid to qualifying shareholders

Shareholder services

Individual Savings Accounts (ISAs)
Individual Savings Accounts (ISAs) for National Grid shares are available. Further information may be obtained from the Account Manager, Stocktrade, PO Box 1076, 10 George Street, Edinburgh EH2 2PZ (telephone “Grid Line”, 0131 240 0443).

Regulatory accounts
National Grid’s principal UK subsidiary, The National Grid Company plc (NGC) is the holder of the electricity transmission licence for England and Wales. NGC is required by the transmission licence to provide to the regulator accounting statements in respect of each of its licensed businesses. Copies of these statements for the year ended 31 March 2001 may be obtained, free of charge, from the Shareholder Enquiry Unit (see “UK shareholder enquiries” below).

Audio tape version of Annual Review
For the assistance of visually-impaired shareholders, an audio tape version of the Annual Review has been prepared and may be obtained, free of charge, from the Shareholder Enquiry Unit (see “UK shareholder enquiries” below).

Environmental Performance Report
The Environmental Performance Report 2000 is available, free of charge, from the Shareholder Enquiry Unit (see “UK shareholder enquiries” below).

Summary of business of Annual General Meeting
The Annual General Meeting will be held on Tuesday 17 July 2001 at the International Convention Centre in Birmingham. If you would like to receive a summary of the business transacted at the AGM, please contact the Shareholder Enquiry Unit (see “UK shareholder enquiries” below).

Website
Information about National Grid is available via the internet on www.nationalgrid.com

Unsolicited mail
We are obliged by law to make our share register available to other organisations and some shareholders may therefore receive unsolicited mail. Any shareholder who wishes to limit receipt of such mail should contact The Mailing Preference Service, Freepost 22, London W1E 7EZ. The Mailing Preference Service is free to the public and will notify those organisations which support its aims that unsolicited mail should not be sent to individuals who have registered a preference not to receive it.

UK shareholder enquiries
Enquiries about individual shareholder matters (including changes of address, lost share certificates etc.) should be addressed to the registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone 0870 600 3969, fax 0870 600 3980, on-line www.shareview.co.uk).

Enquiries about National Grid’s activities should be addressed to the Shareholder Enquiry Unit, National Grid House, Kirby Corner Road, Coventry CV4 8JY (telephone 024 7642 3940, fax 024 7642 3651, e-mail shareholder.enquiries@uk.ngrid.com).

US investor enquiries
Enquiries from holders of ADRs should be addressed to the Depositary, The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York NY 10286-1258 (telephone 1-888-BNY-ADRs toll-free for calls inside the US; +1-908-769-9835 or +1-908-769-9711 for international calls; e-mail
shareowner-svcs@bankofny.com; websites www.adrbny.com and http://stock.bankofny.com).

Electronic communication service
UK shareholders may elect to receive shareholder communications, such as the Annual Report and the Notice of AGM, by electronic means.

Shareholders who wish to take advantage of this service may register their request on Lloyds TSB Registrar’s website at www.shareview.co.uk. Registration is free. Once registered, shareholders will receive notification by e-mail at their registered e-mail address, informing them that documentation is available and how to view it. There are no particular software requirements to view the documents, other than those described and available on our website www.nationalgrid.com

Shareholders who register to receive electronic notification but decide at any time in the future that they would prefer to receive paper copies may register their preference by contacting Lloyds TSB Registrars at the address above or via the www.shareview.co.uk website.

Shareholders who wish to continue to receive all communications in paper form need take no action.

Designed and produced by Timothy Guy Design. Photography by Laurence Davis and Lab Photographers, London. Typeset by New Leaf. Printed in England by Westerham Press.
The paper used in this report is produced from sustainably managed forests and is elemental chlorine free (ECF).