Form 20-F
period 2001-12-31
NATIONAL GRID GROUP PLC
filed 2002-06-21
CIK 1004315

As filed with the Securities and Exchange Commission on June 21, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2002

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from to

1-4315
(Commission file number)

NATIONAL GRID GROUP plc
(Exact name of registrant as specified in its charter)

England and Wales
 (Jurisdiction of incorporation or organization)

15 Marylebone Road
London NW1 5JD
England
(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

American Depositary Shares	The New York Stock Exchange
Ordinary Shares of 10 p each	The New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2002:

Ordinary Shares of 10p each	1,776,932,870
Special Rights Redeemable Preference Shares of £1	1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  [X] No  [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [X]

Highlights of the year
Chairman's statement
Group Chief Executive's review
Operating and financial review
Business review
Overview of National Grid
Electricity networks - England and Wales
Electricity and gas networks - US
Other electricity businesses and projects
Telecoms
Our framework for a responsible business
Financial review
Board of Directors
Directors' report
Corporate governance
Remuneration
Directors' responsibilities
Independent auditors' report
The accounts
Glossary of terms
Investor information
Cross reference to Form 20-F
Shareholder information
Memorandum & Articles of Assc.
Amended and Restated Deposit Agreement 31 Jan 02
Offering Circular 20 Aug 2001
Offering Circular Dated 23 July 2001
Credit Agreement 22 Nov 2001
Supplemental Trust Deed
Letter Agreement 20 Nov 2001
Service Agreement
Employ Agreement
Share Option Plan 2002
List of Subsidiaries
Details of Proposed Merger
Summaries of Material Contract

National Grid Annual Report and Form 20-F 2001/02

Contents

Highlights of the year	1
Chairman’s statement	2
Group Chief Executive’s review	3
Operating and financial review	5
Business review	5
– Overview of National Grid	5
– Electricity networks – England and Wales	6
– Electricity and gas networks – US	8
– Other electricity businesses and projects	12
– Telecoms	13
– Our framework for a responsible business	14
Financial review	17
Board of Directors	28
Directors’ report	30
Corporate governance	32
Remuneration	34
Directors’ responsibilities	40
Independent auditors’ report	41
The accounts	44
Glossary of terms	83
Investor information	86
Cross reference to Form 20-F	94
Shareholder information	96

National Grid Group plc is an international networks business.

Our principal activities are in the regulated electricity industry, where we own and operate the transmission network in England and Wales, and transmission and distribution networks in the north-eastern US. We are one of the top ten electricity companies in the US and have the largest transmission and distribution network in the New England/ New York market, serving 3.2 million customers in Massachusetts, Rhode Island, New Hampshire and upstate New York. Other electricity interests include operating and developing transmission interconnectors in the UK and US, Europe and Australia and joint venture transmission networks in Argentina and Zambia. We also operate a gas distribution network, serving over 500,000 New York customers.

We have transferred our network skills to the telecoms market with interests including wholly-owned infrastructure businesses in the UK and US.

Forward-looking statements
This document contains certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of section 27A of the US Securities Act of 1933, as amended, and section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties, many of which are outside of the control of National Grid, that could cause actual results to differ materially from those expressed in or implied by such statements. For a more detailed description of these assumptions, risks and uncertainties, please see the “Risk factors” and “Operating and financial review” sections of this document and the other filings by National Grid with the United States Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. National Grid has no intention and undertakes no obligation to update or revise any forward-looking statements in light of new information, future events or circumstances after the date of this document.

Definitions
References to “National Grid”, the “Group” or the “Company” in this Annual Report are to National Grid Group plc and its subsidiaries, or to any of them as the context may require.
The terms “shares” and “ordinary shares” refer to National Grid ordinary shares of 10 pence each. References to “ADSs” are to American Depositary Shares, each of which represents the right to receive five ordinary shares.
References to “pound(s) sterling”, “£”, “pence” or “p” are to United Kingdom (UK) currency. References to “US$”, “$”, “US dollars” or “dollars” are to United States (US) dollars. References to “financial” years refer to National Grid’s financial years ending on 31 March of the year indicated.
National Grid publishes its accounts in pounds sterling. Unless otherwise specified, pound sterling amounts in this Annual Report have been translated into US dollars at: for balance sheet items, the closing rate of £1.00 = $1.42, and for profit and loss account items, the average rate of £1.00 = $1.44. These translations do not mean that the pound sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rate.

National Grid Annual Report and Form 20-F 2001/02

Highlights of the year

National Grid’s core businesses, its regulated energy delivery companies in the UK and the US, performed extremely well during the year. Our growth continued with the acquisition of Niagara Mohawk and will be further enhanced by our proposed merger with Lattice.

(1)	Before exceptional items and goodwill amortisation.

(2)	Restated to reflect the adoption of FRS 19 “Deferred Tax” from a partial to a full provision basis.

(3)	Restated to reflect a revised presentation of minority interests’ share of associated undertakings.

Group turnover	£4,401.0m	$6,337.4m
Operating profit	£874.7m	$1,259.6m
Basic earnings per share	32.1p	46.22¢
Ordinary dividends	16.04p	23.10¢

Niagara Mohawk
January 2002

The Niagara Mohawk acquisition completed in January, more than doubling the size of our US business. It was immediately earnings enhancing with a contribution of £83.1 million to Group operating profit, before exceptional items and goodwill amortisation, from the end of January to the end of March.

Earnings per share
2001/02

Basic earnings per share, excluding exceptional items and goodwill amortisation, increased 12.1 pence to 32.1 pence. As a result of exceptional items, basic earnings per share fell 77.3 pence to a loss of 32.3 pence.

Dividends

As announced on 22 April 2002, the Board is recommending a final dividend of 9.58 pence per ordinary share to be paid on 15 August 2002 to shareholders on the register on 7 June 2002. This brings the total dividend for the year to 16.04 pence per ordinary share, a 6.4 per cent increase compared with last year, in line with our target to increase dividends per share (as expressed in pounds sterling) by 5 per cent real in each of the years to March 2006. This dividend per share is covered 2.0 times (2001: 1.3 times) by earnings per share excluding exceptional items and goodwill amortisation.

National Grid Annual Report and Form 20-F 2001/02

Chairman’s statement

It has been a year of great change, growth and promise for National Grid. I would like at the outset to thank all National Grid employees for their contribution, hard work and willingness to embrace change.

The high point of the year was the completion of our $3.1 billion (£2.2 billion) acquisition of Niagara Mohawk on 31 January 2002. It confirms National Grid as a major player in the US, the world’s largest electricity market. Our US presence has more than doubled, creating the largest transmission and distribution network business in the northeastern US and the ninth largest electricity utility in the US.

This has been another year of strong operating performance. Operating profit has increased by 18 per cent and earnings per share, before exceptional items and goodwill amortisation, increased by 61 per cent. The total dividend, of 16.04 pence per share, represents an increase of 6.4 per cent compared with last year. This is in line with our target to increase dividends per share (as expressed in pounds sterling) by 5 per cent real in each of the years to March 2006.

We have continued to improve both the electricity transmission and distribution operations in the US. The addition of Niagara Mohawk, the New York business, for the last two months of the year included contributions to operating profit, before exceptional costs and goodwill amortisation, of £66.8 million for electricity transmission and distribution and £17.0 million for gas distribution. We look forward to a full year’s contribution in 2002/03, when operating profit, before exceptional items and goodwill amortisation, from the US is expected to represent some 60 per cent of our profits from the transmission and distribution of electricity.

The UK business demonstrated continued strength this year. We recently announced that we would increase our target for reduction in controllable costs from 20 per cent to 30 per cent, representing further cost savings of £80.0 million during the remainder of the period until March 2006.

We have re-evaluated our telecoms investments and have written-down our Latin American telecoms ventures and more recently the carrying value of our stake in Energis and our investment and associated liabilities in Energis Polska. We are pursuing the sale of Intelig, Silica Networks and Manquehue net and are exploring options for Energis Polska. Despite this our overall investment in this sector has generated over £1 billion of net value for our shareholders.

On the other hand, we continue to develop GridCom, our wholly-owned infrastructure services business. GridCom provides services, principally the siting of aerials for mobile phone operators on National Grid towers. During the year, GridCom signed a significant contract with Hutchison 3G for services in the UK. We also intend to establish a similar business in the US. Our focus on GridCom should reap positive returns at low risk as this business is closely related to our core infrastructure assets and capabilities.

During the year, energy policy has featured high on the agenda in the UK, Europe and in the US. Security and diversity of supply, together with protection of the environment, continue to be major policy issues. Going forward, the central role of independent transmission as an enabler of competition, diversity of supply and security, remains key.

On 22 April 2002, we announced a recommended merger of equals with Lattice Group plc to create a leading international energy delivery company. Following completion of the proposed merger, National Grid Group plc, which will be the holding company of the merged group, will be re-named National Grid Transco plc. The combined management team has a proven track record of successfully improving the operational efficiency of UK regulated energy delivery businesses. The proposed merger is subject to regulatory and shareholder approvals and is expected to complete in autumn 2002.

National Grid Transco will be the UK’s largest utility and will provide a strong platform for future growth in gas and electricity delivery.

As the Group has changed so has the Board. During this year we have welcomed three new directors, firstly Edward Astle as Group Director, Telecommunications, and, following the acquisition of Niagara Mohawk, William Davis and Bonnie Hill joined as Executive and Non-executive Directors respectively. Stephen Box has recently announced his intention to retire as Finance Director of National Grid through reasons of ill health. He will remain on the Board until the completion of the proposed merger between National Grid and Lattice. I would like to thank Stephen on behalf of everyone at National Grid for his outstanding contribution to the Group’s success and we wish him and his family all good fortune on his retirement.

So one era is drawing to a close, that of the extraordinarily successful privatisation of the electricity industry in the UK including the creation of National Grid as a separate entity. And another era is beginning, that of the evolution of the energy markets internationally, in which National Grid Transco intends to play a pivotal role in the UK and overseas.

James Ross
Chairman

National Grid Annual Report and Form 20-F 2001/02

Group Chief Executive’s review

Strategy

Our core skills lie in the design, construction, system operation, regulatory management and customer service activities associated with operating complex networks.

We create value for shareholders and benefits for customers by exploiting our assets and skills through achieving performance improvements and cost savings within a framework of incentive-based regulatory environments and competitive markets.

Our primary focus on regulated electricity networks provides a stable base, capable of generating cash for investments and earnings to support our progressive dividend policy. This year, the addition of gas distribution, through the acquisition of Niagara Mohawk, has expanded our breadth within the regulated environment. Having reviewed our telecoms strategy during the year, going forward we will concentrate on opportunities which leverage our infrastructure skills and assets.

Following our proposed merger with Lattice, National Grid Transco will take advantage of the enlarged group’s combined expertise to improve returns and exploit growth opportunities.

Electricity and gas networks – US

National Grid USA, including Niagara Mohawk, operates a network of approximately 12,000 miles of transmission lines and 72,000 miles of distribution lines, within a distribution service territory of almost 30,000 square miles. National Grid is now the ninth largest US utility with over 3.2 million electricity distribution customers. We also serve over 500,000 gas customers in upstate New York.

On completion of the Niagara Mohawk acquisition, we implemented a ground-breaking rate plan agreed with the New York Public Service Commission. Electricity customers received an immediate rate decrease of 8 per cent with delivery rates then effectively frozen for the full ten years of the plan. Gas delivery rates will remain frozen until the end of 2004. The rate plan also allows returns for shareholders to increase as we improve efficiency.

The debate around the creation of Regional Transmission Organisations continues to evolve, led by the Federal Energy Regulatory Commission. We continue to evaluate how best to participate in the development of the transmission sector in the US.

The total operating profit, before exceptional costs and goodwill amortisation, of National Grid USA in 2001/02 was £378.3 million, representing very strong performance. Continued attention to cost-cutting efforts and out-performance of regulatory targets places us well on track to deliver 10.5 per cent pre-tax nominal return on our investment by March 2005.

Electricity networks – UK

Our performance this year since the implementation of New Electricity Trading Arrangements in March 2001 underlines our ability to operate and manage complex transmission networks within an incentive based regulatory environment.

In our Transmission Asset Owner business, we have launched further initiatives to deliver efficiency levels over and above the 20 per cent we announced last year. In January 2002, we introduced a strategy entitled ‘Staying Ahead’, to ensure our business achieves ever higher standards in a move that will bring long-term growth and ensure security for all stakeholder groups. The aim is for National Grid to maintain its position as a world-class company with processes and techniques that are in demand worldwide. In April of this year, we announced that we had identified an additional 10 per cent (amounting to £80 million) of savings for the remainder of the price control period to March 2006.

In this, the first year of the Balancing Services Incentive Scheme, we excelled in controlling costs and achieving savings for customers enabling us to reach the maximum return allowable.

As a result of regulatory requirements, new contractual arrangements for the French interconnector came into effect on 1 April 2001. These new arrangements provide for the auctioning of blocks of interconnector capacity on timescales ranging from three years to one day. With low UK wholesale electricity prices these auctions have led to reduced profit.

Total operating profit for transmission and interconnectors, before exceptional costs, in the UK during 2001/02 was £544.5 million.

Telecoms – infrastructure services

GridCom GridCom was launched in spring 2001 to install and maintain telecoms equipment on National Grid’s electricity transmission network and provide a range of managed infrastructure services targeted particularly at the mobile telecoms industry. Gridcom is using National Grid’s project management skills and electricity infrastructure to capitalise on demand for new base station sites by mobile phone operators. This demand is principally driven by the need of these operators to install new infrastructure and the sensitivity of the public to new masts. During the year, we have contracted with Hutchison 3G to provide up to 1,000 sites and we are actively looking for opportunities to build on this success. The business’ operating start-up losses were £4.6 million this year.

NEESCom NEESCom, our wholly-owned telecoms business in the north-eastern US, has recently extended its network to Albany in upstate New York. NEESCom intends to capitalise on its success by seeking new opportunities in the US telecoms market. The operating profit before goodwill amortisation was £3.0 million during 2001/02.

National Grid Annual Report and Form 20-F 2001/02

Group Chief Executive’s review continued

Telecoms – networks

Energis Energis, along with other major telecoms companies, is facing a challenging period as a result of the decline in the global telecoms market. It is in discussion with its lenders and bond holders with the aim of restructuring its businesses and debt obligations. This could result in significant dilution of National Grid’s shareholding in Energis. In light of this we have taken the decision to write-down all of the £392.1 million carrying value of our stake in Energis.

Energis Polska The difficulties faced by Energis have impacted on our investment in Energis Polska and we have provided for the investment and associated liabilities of £109.8 million.

Latin America In November 2001, we announced our intention to withdraw from our telecoms investments in Latin America, principally due to the global decline in the telecoms market and regional economic difficulties. Through the exceptional charge reported in November 2001 of £290.4 million, we have fully written-down the carrying value of our Latin American telecoms investments and provided for certain associated liabilities. Our share of operating losses this year from Intelig in Brazil is significantly reduced to £35.5 million from £118.0 million last year.

Other

National Grid also has interests in electricity transmission joint ventures in Argentina and Zambia. These contributed £24.8 million and £4.4 million, respectively, to Group operating profit this year. Over the past year both have performed well. However, they both face local challenges which are particularly severe for our Argentine operation.

Framework for a responsible business

An important aim for us is to be a long-term and successful business. This will ensure we are able to reward our shareholders by ever-increasing the value of their investment. To achieve this aim, we will ensure that, whatever commercial path is taken in the future, our business is sustainable and managed in a responsible manner.

We have put in place a framework for our activities in the future. By focusing our efforts on delivering sustainable growth, and profits with responsibility, while investing for the future, we believe we will continue to be a long-term and successful business.

Our standards of business conduct encompass open and constructive dialogue with all of our stakeholders and the maintenance of high standards of integrity and professionalism.

To protect the future of our business we take a proactive approach to the management of both existing and future environmental risks. We aim to clean-up contaminated land to enable it to be put back into productive use. We seek to be efficient in our use of natural resources and to keep our waste to a minimum, thus increasing our productivity as well as benefiting the environment. Wherever practicable, we also take steps to reduce emissions of greenhouse gases, again making us more productive whilst also playing an important part in helping to minimise climate change.

A healthy and injury-free workplace is an important feature in a responsible business, and makes an important contribution to maximising productivity. Our objective is to safeguard each other and those who work with us and to achieve our goals of no work-related injuries, no occupationalillness and no harm to others in the community.

Our long-term success will depend on having a talented and diverse workforce with the right skills for the work we do. Accordingly, we seek to recognise and reward our employees for the contribution they make to the success of the business and to develop them so that they can add value to the company, themselves and society.

We believe we make a significant contribution to the economic wellbeing of communities and society by offering high quality, reliable services at reasonable cost. We therefore aim to improve the efficiency of the business without compromising quality and reliability.

Our business relies on working in partnership with others. Through our own financial contributions and the activities of our staff, we support projects that help improve the quality of life for many communities.

Outlook

Our tasks for 2002/03 include:

•	continuing the integration process in the US;

•	continuing the UK efficiency drive;

•	completing the proposed merger with Lattice and successfully integrating the businesses;

•	developing our infrastructure services business; and

•	developing further growth opportunities.

These proposals emphasise our commitment to creating shareholder value and providing benefits to customers.

Roger Urwin
Group Chief Executive

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Business review

Overview of National Grid

National Grid Group plc is an international networks business.

Its principal activities are the ownership, operation and development of the high-voltage electricity transmission network in England and Wales and electricity transmission and distribution networks and gas distribution networks which serve approximately 3.2 million and 500,000 customers respectively in the north-eastern US. It also operates electricity interconnectors between England and Wales and each of France and Scotland and between the US and Canada. National Grid is also developing an electricity interconnector in Australia and has interests in electricity transmission networks in Argentina and Zambia with joint venture partners.

National Grid has transferred its networks skills to the telecoms market. Its interests include wholly-owned infrastructure businesses in the UK and US.

Business strategy

The Group’s core skills lie in the design, construction, system operation, regulatory management and customer service activities associated with operating complex networks. Its strategy is to exploit its assets and skills to create value for shareholders and benefits for customers by achieving performance improvements and cost savings within a framework of incentive-based regulatory environments and competitive markets.

The Group has historically focused on regulated electricity networks which are stable businesses, generating cash and earnings to support the Group’s investment strategy and progressive dividend policy. The Directors believe that they can continue to create shareholder value from investment in electricity transmission and distribution through progressive efficiency improvements. The Directors also believe that the Group can create additional value in distribution by offering high-quality customer service and in transmission by facilitating the development of competitive energy markets while preserving system security and reducing user costs.

Gas distribution businesses generally have similar characteristics to those of electricity network businesses and, in the US particularly, are often combined under common ownership.

Following National Grid’s proposed merger with Lattice, the combined group will take advantage of its electricity and gas networks expertise and financial capacity to:

•	create the opportunity to share a complementary set of core skills and to integrate certain activities of the electricity and gas transmission businesses;

•	generate annual savings of at least £100 million by the end of the first full financial year;

•	create a combined group with significant balance sheet strength and strong operational cash flows; and

•	allow National Grid Transco to extend National Grid’s successful US strategy and take advantage of liberalising energy markets abroad.

National Grid is in the process of withdrawing from its investments in alternative telecoms networks. However, the Directors believe that there are attractive opportunities to leverage the Group’s infrastructure skills and assets in the UK and US to provide sites and related infrastructure services to the wireless communications industry.

This strategy is shared with Lattice. The merged group will be the third largest independent infrastructure services provider to mobile telecoms operators in the UK.

History and development of the business

On the restructuring of the electricity industry in England and Wales in 1990, The National Grid Company plc assumed ownership and control of the transmission network and certain parts of the interconnectors with Scotland and France from the Central Electricity Generating Board. National Grid Company became a wholly-owned subsidiary of National Grid Holding plc, the predominant shareholders in which were the 12 Regional Electricity Companies (RECs) which owned and operated the local distribution systems. Each REC disposed of substantially all of its holding in National Grid Holding plc in 1995 or 1996. National Grid Holding plc was re-named The National Grid Group plc in 1995 and in July 2000 was re-named National Grid Group plc. In January 2002, a new holding company for the Group was introduced via a scheme of arrangement. Immediately after the scheme became effective, the new holding company, New National Grid plc, was re-named National Grid Group plc.

National Grid’s initial investments in electricity activities outside the UK were in Argentina and Zambia in 1994 and 1997 respectively.

National Grid entered the US electricity market in 2000 with its acquisitions of New England Electric System (NEES) and Eastern Utilities Associates (EUA). National Grid further expanded its operations in the US with the completion of its acquisition of Niagara Mohawk in January 2002. All of these companies now form part of National Grid USA.

National Grid’s involvement in telecoms activities began in 1993 with the establishment of Energis. Subsequently, on the basis of this experience, the Group expanded its telecoms activities to include joint ventures in Poland and Latin America. In addition, the Group has wholly-owned infrastructure services businesses in the UK and the US, GridCom and NEESCom respectively.

On 30 May 2002, National Grid announced its decision to withdraw from its existing investments in alternative telecoms network operators. National Grid has fully written-down the carrying value of telecoms investments and has provided for all expected related liabilities.

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Business review continued

Electricity networks – England and Wales

Total operating profit, before exceptional reorganisation costs, for transmission and interconnectors in the UK during 2001/02 was £544.5 million. This comprised:

•	£524.7 million from Transmission; and

•	£19.8 million from Interconnectors.

National Grid owns and operates the electricity transmission network in England and Wales, consisting of approximately 4,500 miles of overhead line, approximately 400 miles of underground cable and some 340 substations at around 230 separate sites.

Day-to-day operation of the transmission system involves the continuous matching of generation output with demand for electricity, ensuring the stability and security of the power system and the maintenance of satisfactory voltage and frequency. These activities are undertaken from the National Grid control centre in Berkshire, with safety management of the transmission system co-ordinated from the network operations centre in the Midlands.

Operating environment

The introduction of the New Electricity Trading Arrangements (NETA) on 27 March 2001 fundamentally changed the way in which electricity is traded in England and Wales. The new arrangements are largely based on bilateral contracts between market participants and represent a decisive shift towards commodity trading in electricity. National Grid retains responsibility for the essential task of balancing generation and demand for electricity in real time, but our commercial incentives and contractual relationships have changed significantly.

As National Grid both owns the high-voltage electricity transmission grid in England and Wales and operates it to ensure that, subject to generation being available, all reasonable demands for electricity are met, it performs the roles of both Transmission Asset Owner (TO) and System Operator (SO). The TO function relates to the management of transmission assets, in particular, the maintenance and longer-term development of our investment in the transmission system, while the SO function covers all the short-term operational activities required to keep the system balanced and operating within safe limits.

From 1 April 2001 National Grid Internal TO and SO costs became separately regulated. TO costs continue to be covered by an RPI-X price control (described later) and new incentive scheme targets were defined for the SO. Despite the separate regulatory treatment of the TO and SO activities, consumers continue to benefit from National Grid retaining responsibility for both activities, particularly in the areas of efficient operation and asset investment decisions.

External SO costs associated with the post-NETA Balancing Services Incentive Scheme (BSIS) are dealt with in a bundled scheme aimed at incentivising us to minimise overall balancing costs. These costs include the cost of all purchases we make in the balancing mechanism, the costs of our forward energy trades, ancillary services costs and an allowance for transmission losses. The scheme target for Incentivised Balancing Costs (IBC) for 2001/02 was £484.6 million. Where costs are managed below this target 40 per cent of the savings may be retained, up to a cap of £46.3 million.

National Grid has agreed a roll-over of the 2001/02 incentive scheme with Ofgem for 2002/03. The target has been reduced to £460 million representing a challenging target in the light of market developments. The new scheme enables 60 per cent of the profit up to a maximum of £60 million to be shared. However, if IBC are above £460 million National Grid must bear 50 per cent of the loss, up to a maximum of £45 million.

Ofgem has conducted a review of the current arrangements for access to and pricing of our high-voltage electricity transmission system. They have set out their preferences for new access arrangements to facilitate discussion with the industry. It is not intended that implementation of the current proposals will have a significant impact on revenues.

Transmission

Financial performance UK transmission turnover was £1,241.8 million, compared with £1,315.6 million in 2000/01 and £1,319.7 million in 1999/2000.

UK transmission operating profit, before exceptional reorganisation costs was £524.7 million, compared with £486.3 million in 2000/01 and £523.1 million in 1999/2000.

The £38.4 million increase in operating profit in 2001/02 was mainly as a result of the following:

BSIS profit: National Grid delivered excellent performance under the BSIS scheme covering the first year of NETA operation through to the end of March 2002. Costs were £118.8 million below the regulatory target, delivering £46.3 million profit for the Group.

Reduction in TO controllable costs: Following a fundamental review of the way our UK functions are managed, we have started a series of initiatives to deliver significant savings across the UK transmission operations. In 2001/02 these initiatives resulted in a real reduction in TO controllable costs of 8 per cent.

Operating performance 3 January 2002, saw the highest demand for electricity ever recorded on the transmission network in England and Wales: at 51,548 MW, this compared with the previous peak recorded on 16 January 2001 of 51,012 MW.

System availability at winter peak demand was 98.3 per cent, compared with 98.8 per cent in 2000/01.

Regulation National Grid is the sole holder of an electricity transmission licence for England and Wales and is the owner and operator of the transmission system. We are required, under the terms of the transmission licence, to develop and maintain an efficient, co-ordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity. National Grid recovers costs, including a return on capital employed, through charges to generators, distributors, suppliers and directly-connected customers for use of and connection to the transmission system for TO activities and through charges for the provision of balancing services for the SO.

TO: Revenue from transmission network use of system charges and charges for connections made before March 1990 is controlled by a revenue restriction condition set out in the transmission licence. The current regulatory price control was introduced on 1 April 2001 and is expected to remain in force until 31 March 2006. National Grid is permitted to set

National Grid Annual Report and Form 20-F 2001/02

charges for connections to the transmission system made since March 1990 to recover the costs directly or indirectly incurred in providing connections, together with a reasonable rate of return on such costs.

SO: As system operator, National Grid is responsible for the operation of the transmission system including the procurement and use of balancing services. Revenue from charges for provision of balancing services is regulated by BSIS.

Investment in the transmission network Capital expenditure on the renewal, reinforcement and extension of the transmission network in 2001/02 was £370.6 million including interest capitalised, compared with £361.2 million in 2000/01.

New connections were commissioned during the year for a 215 MW combined heat and power plant cycle gas turbine (CHPCGT) at Shotton near Deeside. This project brings the total of new generating capacity connected to the network since March 1990 to 25.3 GW. In the same period, some 17.3 GW of generation has closed.

Interconnectors

UK interconnectors operating profit was £19.8 million in 2001/02, compared with £42.8 million in 2000/01 and £46.6 million in 1999/2000.

France New contractual arrangements for the use of the French interconnector came into effect on 1 April 2001. Prior to this the French interconnector was exclusively contracted to Electricité de France (EDF). Income was largely based on MWh charges with additional income being derived from 50 per cent of the capacity payments received by EDF being rebated to National Grid.

The new arrangements coincided with the introduction of NETA and provide for the auctioning (jointly with RTE the transmission division of EDF) of blocks of interconnector capacity, on timescales ranging from three years to one day. These new arrangements have been well received by the EU, Regulators and the market. The reduction in operating profit for interconnectors is directly attributable to the fall in wholesale electricity prices in England and Wales, limiting the value of capacity to users.

Availability of the French interconnector was 97.9 per cent, compared with 96.6 per cent in 2000/01 and 95.5 per cent in 1999/2000.

Scotland National Grid’s transmission network is interconnected with that of Scottish Power plc, which in turn is interconnected with that of Scottish and Southern Energy plc. The interconnector has a nominal transfer capability of 1,600 MW, but can be limited by system conditions to lower levels. Work is in progress to increase the capability of the interconnector to 2,200 MW, but full availability of this depends on the completion of the new transmission line in North Yorkshire.

Availability of the Scottish interconnector was 97.2 per cent in 2001/02, compared with 99.8 per cent in 2000/01 and 99.9 per cent in 1999/2000. This reduction in availability was due to planned outages in connection with certain advanced works associated with the upgrade.

Isle of Man National Grid’s interest in the Isle of Man interconnector was sold for a profit of £10.6 million in December 2001. This was the first project financed interconnector in the world, and provided the learning base upon which all our current schemes are now being developed.

Interconnector business development Where there is potential for trading between electricity markets, National Grid has an opportunity to extract value from its interconnector skills by designing, building and operating new interconnectors.

National Grid’s involvement in the Basslink interconnector project in Australia is described on page 12.

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

The sites at which we have substations are split between freehold and leasehold. Of the leasehold sites, the large majority are substations located on the premises of generators andare held on very long-term leases for nominal rental payments. Of the remaining sites, the majority are held as ground rents (market price payable for land only) from the respective landlords, who include electricity distribution companies.

National Grid owns the freehold of its control centre in Berkshire, the engineering research establishment at Leatherhead in Surrey, the national stores building at Didcot in Oxfordshire and the learning and development centre at Eakring in Nottinghamshire. National Grid hasmajor offices in Coventry (125-year ground lease from 1990), London (13-year lease from 2000), Leeds (freehold) and Birmingham (freehold).

During the year, National Grid sold the freehold of its other office in London.

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Business review continued

Electricity and gas networks – US

In the following section, “operating profit” is defined as operating profit before exceptional integration costs and amortisation of goodwill unless otherwise stated.

The total operating profit, before exceptional costs and goodwill amortisation, of National Grid USA in 2001/02 was £378.3 million.

The New England business included:

•	£165.6 million profit from Distribution;

•	£60.3 million from Transmission;

•	£17.3 million from the US-Canada interconnector;

•	£44.3 million from stranded cost recovery and generation; and

•	£5.1 million from nuclear generation joint ventures.

The New York business included (for two months):

•	£66.8 million profit from Electricity; and

•	£17.0 million from Gas.

On 31 January 2002, National Grid acquired Niagara Mohawk, at a cost of £2.2 billion. The acquisition was earnings enhancing, after goodwill amortisation but before exceptional items in 2001/02.

National Grid USA, including Niagara Mohawk, operates a network of approximately 12,000 miles of transmission lines and 72,000 miles of distribution lines, within a distribution service territory of almost 30,000 square miles. The merger with Niagara Mohawk results in National Grid having the largest transmission and distribution network in the northeastern US, and the ninth largest utility in the US, with over 3.2 million electricity distribution customers.

New England Power Company (NEP) operates National Grid’s transmission network in New England and delivers power in bulk to our four New England distribution companies:

•	Massachusetts Electric Company serves approximately 1.2 million customers in Massachusetts;

•	Narragansett Electric Company serves approximately 470,000 customers in Rhode Island;

•	Granite State Electric Company serves approximately 39,000 customers in New Hampshire; and

•	Nantucket Electric Company serves approximately 11,000 customers on Nantucket Island, off the coast of Massachusetts.

Niagara Mohawk Power Corporation provides distribution and transmission services for about 1.5 million electricity customers, as well as over 500,000 gas customers in upstate New York. The natural gas delivery system is comprised of over 8,000 miles of pipelines and mains.

National Grid USA has minority interests in two operating nuclear generating units, which it is in the process of divesting.

Operating environment

Beginning in about 1998, the electricity industry in Massachusetts, Rhode Island, New York and New Hampshire was restructured which resulted in comprehensive regulatory settlements in each state. The retail electricity supply market was opened to competition, giving all electricity delivery customers a choice of supplier. At the same time, National Grid USA was required by the regulatory authorities in these states to divest its generating capacity.

These New England regulatory settlements permit the recovery from customers of 100 per cent of NEP’s investment in generation-related assets, fossil and nuclear, along with any generation-related regulatory assets. These amounts – known as stranded costs – are made up of the unamortised generation investments, net of proceeds and related contractual commitments. These stranded costs are passed on to wholesale customers, including the New England distribution companies, through a contract termination charge (CTC). The New England distribution companies in turn are allowed to recover these costs through delivery charges to all retail customers.

In 1998, Niagara Mohawk entered into a Master Restructuring Agreement (MRA) and a Power Choice Rate Agreement. The combination of the two rate agreements improved Niagara Mohawk’s financial condition and prepared it to operate in a restructured environment. The objective of the MRA was to convert a large and growing off-balance sheet obligation for above market power purchase agreements into a manageable capital obligation. The Power Choice Agreement made retail access available to all customers in 1999 and allowed for the recovery of stranded costs including costs incurred under the MRA. The Power Choice Agreement has been superceded by the merger rate filing approved by the New York Public Service Commission and also reaffirmed the recovery of the stranded costs.

System development

We continue to experience load growth, especially in the commercial sectors, but growth has been adversely affected by a general slowdown in the US economy and unseasonable weather in the region.

New England Distribution

Financial performance New England distribution operating profit for 2001/02 amounted to £165.6 million.

Operating performance Sales increased by 0.7 per cent actual and 0.3 per cent adjusted for weather in 2001/02.

Massachusetts Electric and Rhode Island Electric are subject to service quality monitoring programmes with state regulators which compare actual performance to historical results and encourage continued improvements in the areas of reliability, customer service, safety and line losses. Performance in these areas during 2001/02 was less than satisfactory and resulted in penalties of £4.6 million. Facilities and procedures have been and are continuing to be reviewed with the objective of significant improvements in the area of safety and operations.

Regulation of distribution rates There are long-term incentive rate programmes in place in each of the states which have brought significant savings for customers and provides us the opportunity to earn fair returns, based on efficiencies and performance for customers.

Massachusetts Electric: Under the Massachusetts Electric distribution rate plan approved by the Massachusetts Department of Telecommunications and Energy (MDTE), distribution rates were reduced by $10 million in May 2000

National Grid Annual Report and Form 20-F 2001/02

and will remain frozen until the end of February 2005. From March 2005 to the end of December 2009, changes in distribution rates will be linked to changes in the regional average of distribution rates of similarly unbundled investor-owned utilities in New England, New York, New Jersey and Pennsylvania. Based on a pre-determined formula, annual merger-related savings achieved up to the end of 2009 will be calculated and shared between customers and Massachusetts Electric in 2010 to 2019. The rate plan also includes annual service quality incentives or penalties of up to 2 per cent of annual distribution and transmission revenues, which is approximately $13 million, based on performance in areas including reliability and customer satisfaction.

Narragansett Electric: Under the rate plan for Narragansett Electric approved by the Rhode Island Public Utilities Commission (RIPUC), distribution rates were reduced by approximately $13 million in May 2000 and will remain frozen until 2004. During the rate freeze, Narragansett is permitted to retain earnings up to 12 per cent return on equity. Any earnings between 12 per cent and 13 per cent will be shared equally with customers. If earnings exceed 13 per cent, the excess will be divided between customers and the company, with customers receiving 75 per cent. After 2004, distribution rates will be set by the RIPUC in accordance with Narragansett’s cost of service. The company will be able to include its share of the efficiency savings produced by the merger of Blackstone Valley and Newport Electric into Narragansett in its cost of service. The savings will be determined in a proceeding before the RIPUC in either 2002 or 2003. Narragansett will be permitted to include 50 per cent of the savings as an expense in its cost of service from 2004 until 2019, subject to verification in 2007.

The Narragansett rate plan also contains service quality provisions based on penalties for poor performance in areas including reliability and customer satisfaction. Good performance in one category can generally be used to offset penalties in other categories. The service quality provisions include penalties of up to $2.4 million in any year for poor performance.

Granite State Electric and Nantucket Electric: The current rates for Granite State Electric became effective in July 1998. Nantucket Electric’s distribution rates are linked to Massachusetts Electric’s rates and became effective in May 2000.

Standard offer and default service obligations Under the New England restructuring arrangements, the distribution companies are obliged to sell electricity through a standard offer service to retail customers who have chosen not to select an alternative supplier. In 2001/02, two-thirds of electricity supplied by the distribution companies was on standard offer terms. In addition, the distribution companies are required to provide a default service to customers who have not selected a power supplier and are not eligible for standard offer service, including customers who initially selected an alternative supplier but now wish to be supplied by their local distribution company and, in Massachusetts, new customers.

In New England almost all of the electricity required to supply standard offer customers is purchased under long-term contracts. Electricity to meet the requirements of default service customers is purchased in the short-term wholesale market. Under regulatory orders, electricity purchase costs for the default service are passed on to customers. The standard offer terms provide for adjustment in response to fuel prices, subject to regulatory approval. NEP’s obligation to provide a transitional electricity supply to new customers in Rhode Island ended in December 2001.

Investment in distribution network Capital expenditure on the distribution system was £120.0 million during 2001/02.

To meet customer demand, a need for 12 new substations over the next few years was identified, of which six are already in service and two are under construction.

An automated meter-reading project to enable the retrieval of monthly usage information electronically is currently in progress. Approximately 1,100,000 residential customer meters have been converted in Rhode Island and Massachusetts. The remaining 500,000 meters are expected to be converted by the end of 2002/03.

Stranded cost recovery

Under settlement agreements reached with its regulators as part of industry restructuring, NEP is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its efforts to exit the generation business. The return on our stranded cost recovery and generation segment contributed £44.3 million to Group operating profits in 2001/02. As stranded costs are collected, the future contribution of this segment to Group operating profits will decrease.

New England Transmission

Financial performance New England Transmission contributed £60.3 million to total operating profit in 2001/02.

Transmission rates NEP’s rates are subject to regulation by the Federal Energy Regulatory Commission (FERC). For the most part NEP’s current unbundled rates consist of CTCs and transmission charges. NEP’s transmission charge of approximately 0.5 cents per kWh is determined by a formula designed to enable NEP to recover its actual costs, including a return on actual capital employed.

Investment in transmission network Capital expenditure on the transmission system was £35.7 million during 2001/02.

Transmission business development The despatch of generation and transmission across New England is performed under the authority of an independent system operator, ISO New England.

FERC has indicated that it wants Regional Transmission Organisations (RTOs) to have substantial geographic scope within the US. It has not yet been determined which RTO will cover the New England and New York region.

National Grid continues to evaluate how best to participate in the development of the transmission sector in the US which is undergoing fundamental structural change. Within New England and New York, National Grid is discussing with a number of other transmission owners the possible formation of an independent transmission company (ITC) within an RTO. In other regions of the US, National Grid’s participation may involve the acquisition and operation of transmission assets of participants in RTOs.

In November 2001, National Grid USA announced that it had entered into an agreement with the proposed Alliance RTO. Since the original agreement, the Alliance concept has undergone change in response to orders issued by FERC. Under December 2001 and April 2002 orders, the Alliance

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Business review continued

would be allowed to function as an ITC under the umbrella of another organisation acting as RTO. In May 2002, discussions began among Alliance members, National Grid USA, and two RTOs as to whether Alliance should be split and operate under two RTOs. The ultimate shape and operation of the Alliance are both uncertain and would be subject to further agreements among these parties. Any such agreements would also be subject to further FERC approval.

Interconnectors

Financial performance US Interconnectors contributed £17.3 million to total operating profit in 2001/02.

Hydro Quebec interconnector The electricity networks in New England are interconnected with that of Hydro Quebec in Canada by means of a 450 kV DC interconnection. The nominal transfer capability is currently 2,000 MW, but operational capacity can be restricted by operating limitations in neighbouring power pools. Part of this interconnector, located in New Hampshire, is owned and operated by a wholly-owned subsidiary of National Grid USA. Through two other subsidiary companies, we have an ownership interest of some 54 per cent in the expanded second phase of the interconnector, consisting of approximately 133 miles of high-voltage DC transmission line, an alternating current terminal and related facilities in New Hampshire and Massachusetts.

With other NEPOOL participants, NEP has entered into support agreements which guarantee its share of debt financing for the second phase of the interconnector. At 31 March 2002 NEP had guaranteed approximately $20.0 million of project debt with terms until 2015. NEP’s rights and obligations under its support agreements were transferred to the purchaser of its non-nuclear generation. NEP remains a guarantor under the support agreement until 2020.

New York Electricity

Financial performance New York electricity distribution and transmission operating profit for two months of 2001/02 amounted to £66.8 million.

Regulation of rates Under the rate plan approved by the New York Public Service Commission (NYPSC), Niagara Mohawk reduced rates by approximately $152 million on 31 January 2002. During the ten year rate plan, delivery charges are frozen, except for exogenous events, and there is a sharing mechanism for earnings in excess of 11.75 – 12 per cent between customers and investors. The merger rate plan also contains service quality provisions based on penalties of up to $24 million annually if defined customer service goals are not achieved.

Transmission business The transmission regulatory structures which relate to transmission are in a period of change and uncertainty. The despatch of generation and transmission across New York is performed under the authority of an independent system operator, New York ISO. For a description of the development of RTOs, see New England Transmission – Transmission business.

Standard offer and default service obligations Niagara Mohawk is the provider of last resort for its customers who do not exercise their right to choose a new supplier. As of 31 March 2002, Niagara Mohawk provides electricity supply to 85 per cent of its customer load. Niagara Mohawk no longer owns any electric generation facilities and meets its electric supply requirements through purchased power agreements and open market purchases. These costs are passed on to customers.

Stranded cost recovery As part of the rate plan, the company agreed to forgo the collection of approximately $850 million in nuclear-related costs. Under the Niagara Mohawk rate plan Niagara Mohawk will recover, a return on equity of 10.6 per cent on the remaining regulatory assets of $3.3 billion associated with Niagara Mohawk’s stranded generation costs. These costs will be fully recovered during the rate plan. In addition, any variable stranded costs associated with above market purchased power contracts will also be fully recovered, whether they occur during or after the rate plan period.

New York Gas

Financial performance US gas distribution operating profit for two months of 2001/02 amounted to £17.0 million.

Regulation of rates Under the rate plan, gas delivery rates are frozen through December 2004. Commodity costs are passed through to customers. There is a rate of return on common equity cap of 10 per cent with a 50/50 sharing with customers of earnings above the cap.

US Generation

Generation investments Sales are pending of the two operating nuclear generating units in which NEP has an interest. Net proceeds from the sales will be credited to customers through the CTC. Approvals for the transactions are needed from federal and state regulatory agencies, including public utility commissions in the sellers’ states as well as the Nuclear Regulatory Commission, the New Hampshire Nuclear Decommissioning Financing Committee, the Federal Energy Regulatory Commission, and the Department of Justice or the Federal Trade Commission.

On 15 August 2001, Vermont Yankee announced that it had reached an agreement to sell the Vermont Yankee nuclear power plant to Entergy Corporation (Entergy) for $180 million. NEP has a 24 per cent ownership interest in Vermont Yankee. NEPs portion of the sale price would be $40.5 million ($32.6 million for the plant and related assets and $7.9 million for nuclear fuel). The plant’s decommissioning trust fund would be transferred to Entergy, and Entergy would assume decommissioning liability for the plant. As part of the transaction, Vermont Yankee owners, including NEP, would purchase power from the plant through 2012. To date, the FERC has approved the sale and the Vermont Department of Public Service, an intervener in the Vermont Public Service Board proceeding, signed a settlement agreement in March 2002 with Entergy and Vermont Yankee.

On 15 April 2002, eight of the 11 joint owners of the Seabrook Nuclear Power Station (Seabrook) announced that they had reached an agreement to sell an 88.2 per cent interest in Seabrook to FPL Group for $836.6 million. NEP has a 10 per cent ownership interest in Seabrook. NEP’s portion of the gross sales proceeds would be approximately $94.1 million. FPL Group will assume responsibility for ultimate decommissioning of Seabrook and will receive the Seabrook decommissioning funds, including a top-off payment by NEP and other sellers. Pursuant to pre-existing agreements with the non-selling owners of Seabrook (Massachusetts Municipal Wholesale Electric Company, the Taunton Municipal Lighting Plant, and the Hudson Light and Power

National Grid Annual Report and Form 20-F 2001/02

Department (together the Municipals)), NEP will first offer its interest in Seabrook to the Municipals on equivalent terms offered by FPL Group. The Municipals will then have two months to notify NEP if they will purchase NEP’s interest in Seabrook. The sale is expected to be completed by the end of 2002.

In November 2001, Niagara Mohawk sold its ownership interest in the two nuclear units located at Nine Mile Point to Constellation Nuclear. The agreement provided for a partial payment at closing and then five annual principal and interest payments. Constellation Nuclear elected to prepay the annual payments in April 2002 of $261.5 million, which included interest of $11.7 million. Niagara Mohawk received $167 million at closing for its 41 per cent ownership of Nine Mile 2 and $104 million at closing for its 100 per cent ownership of Nine Mile 1. The transaction includes two purchase power agreements under which Constellation Nuclear will provide electricity to Niagara Mohawk at what are currently believed to be competitive prices for approximately eight years (Unit 1) and ten years (Unit 2). After the completion of the Unit 2 purchase power agreement, a revenue sharing agreement begins, which will provide a hedge against electricity price increases and could provide Niagara Mohawk additional future revenue through to 2021.

Until the sales of the Vermont Yankee and Seabrook units are completed, we will share with customers, through CTCs, 80 per cent of the revenue and operating cost relating to our interest in these units, with the remaining 20 per cent going to our operating profit or loss.

Nuclear units permanently shut down National Grid USA owns minority interests in three nuclear generating units which are permanently shut down. These are Yankee Atomic (of which we own 34.5 per cent); Maine Yankee (of which we own 24.0 per cent); and Connecticut Yankee (of which we own 19.5 per cent). In each case, National Grid USA pays an amount equal to its ownership share of the costs of the plant, including unfunded decommissioning costs, and a return on equity. National Grid USA is permitted under regulatory agreements entered into at the time of electricity industry restructuring to recover all of these costs from wholesale customers.

Nuclear decommissioning National Grid USA is liable for its share of the decommissioning costs of all the nuclear generating units in which it retains an interest. These include the estimated costs of decontaminating the units and dismantling the uncontaminated portions. National Grid USA’s share of the projected decommissioning costs for Seabrook 1 is recovered through depreciation expense. National Grid USA is also paying its share of the projected decommissioning costs of Vermont Yankee, Maine Yankee and Connecticut Yankee through power purchase agreements with the operators.

For each remaining nuclear unit in which National Grid USA has an ownership interest, a decommissioning trust fund has been established into which payments are being made to meet the estimated costs of decommissioning. However, actual decommissioning costs may exceed the estimated amounts. Decommissioning costs will be recovered through CTCs and, as National Grid USA disposes of its remaining interests in operating nuclear units, it will seek to transfer to the purchaser liability for decommissioning, together with the relevant share of the decommissioning trust fund.

Disposal of spent nuclear fuel The US Department of Energy is responsible for the disposal of spent nuclear fuel. National Grid USA pays fees to the Federal Government based on its share of the net generation of Seabrook 1 and Vermont Yankee, recovering substantially all of these costs from customers through CTCs. However, the Department of Energy is not expected to have a temporary or permanent repository for spent nuclear fuel before 2010 at the earliest. Many utilities, including Yankee Atomic, Connecticut Yankee and Maine Yankee, are plaintiffs in ongoing litigation related to the Department of Energy’s failure to accept spent nuclear fuel and any recovery from the proceedings, after litigation expenses and taxes, will be returned to customers.

Sale of Canadian Niagara interest Niagara Mohawk has a 50 per cent interest in Canadian Niagara Power Company Limited. In March 2002, an agreement was announced to sell the interest to the remaining owner, Fortis Inc., for $49 million (Canadian), including $35 million cash and $14 million of assumed debt. The sale is subject to Canadian regulatory approval.

Fixed assets in the US

Substantially all of the properties and franchises of Massachusetts Electric, Narragansett Electric, and Niagara Mohawk are subject to the liens of indentures under which mortgage bonds have been issued. The majority of transmission lines are located upon rights of way that the National Grid USA companies maintain under perpetual easements or fee ownership (freehold). Substations are principally located on properties owned in fee. Subsidiaries of National Grid USA own in fee the offices located in Westborough and Northborough, Massachusetts and Syracuse and Albany, New York.

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Business review continued

Other electricity businesses and projects

Transener

National Grid’s share of Transener’s operating profit was £24.8 million, compared with £14.3 million in 2000/01 and £10.4 million in 1999/2000.

Despite Transener performing well in local terms, it has experienced a significant reduction in revenues in US dollar terms as a result of the devaluation of the Argentine peso coupled with the introduction of new legislation which invalidated the clauses of Transener’s licence which effectively fixed tariffs in US dollar terms. As a result, on 22 April 2002, Transener announced that it had suspended principal and interest payments on its financial indebtedness of $466 million, which is wholly denominated in US dollars. Transener has retained a financial adviser to assist in the restructuring of all of its financial indebtedness and is renegotiating its concession contract with the Argentine Government, in parallel with other privatised utilities. National Grid has accounted for its share of Transener’s non-cash exceptional foreign exchange losses of £92.5 million in its results for the year ended 31 March 2002.

National Grid’s stake in Transener is held through our 42.5 per cent interest in its holding company Citelec, which has a 65 per cent interest in Transener. The other shareholders in Citelec are Perez Companc with 42.5 per cent; Taico with 7.5 per cent; and Inter Rio Holdings with 7.5 per cent.

Copperbelt Energy Corporation

National Grid’s joint venture company Copperbelt Energy Corporation (CEC) has performed well. National Grid’s share of operating profit was £4.4 million, compared with £4.3 million in 2000/01 and £4.0 million in 1999/2000.

CEC owns and operates an electricity transmission network of some 500 miles supplying electricity to the mines of the Zambian Copperbelt. The privatisation of the copper mines was completed in March 2000 allowing CEC to benefit from increased mining activity and hence demand for electricity.

National Grid has a 38.5 per cent interest in CEC, with the remaining interests being split between Cinergy (38.5 per cent), the Zambian government (20 per cent) and the directors of CEC (3.0 per cent).

Anglo American has recently announced that it intends to withdraw from its investment in Konkola Copper Mines, a major customer of CEC. A working party involving Anglo American, the Zambian Government and the World Bank is examining options for keeping the Konkola Mines operational.

Basslink

In February 2000, National Grid was selected by the Basslink Development Board to design, construct, operate and maintain the Basslink – a 600 MW interconnector linking the electricity network on the island of Tasmania to the transmission network in the state of Victoria on the Australian mainland.

The Joint Advisory Panel, on behalf of the federal government of Australia and the state governments of Victoria and Tasmania, has been considering the social, environmental and economic impacts of the Basslink interconnector project. Their draft report recommending approval of the project, subject to a number of anticipated conditions, was received on 12 March 2002. A final advisory panel report is expected by the end of June 2002. A political decision will then follow. It is anticipated that notice to proceed on the project will be granted in September 2002.

National Grid Annual Report and Form 20-F 2001/02

Telecoms

Overview

National Grid intends to concentrate on telecoms opportunities that leverage the Group’s existing electricity infrastructure assets and skills in the longer term. The risk profile of such opportunities is more closely aligned with the Group’s core businesses. Today the Group’s interests comprise wholly-owned infrastructure businesses in the UK and in the US, its 32.5 per cent economic interest in Energis and joint ventures in Poland and Latin America. National Grid’s share of the annual operating losses of our telecoms joint ventures and associate was £54.5 million before goodwill amortisation, of which £35.5 million was attributable to Intelig.

In November 2001, the Group announced its intention to substantially withdraw from its telecoms investments in Latin America, principally due to the global decline in the telecoms market in the region. In the meantime, the Group has taken a conservative view and has fully written-down the carrying value of the Latin American telecoms investment totalling £290.4 million.

With the difficulties faced by Energis, which have also impacted on National Grid’sinvestment in Energis Polska, the decision has been taken to write-down our investment in Energis and fully provide for our investment and associated liabilities in Poland.

Ongoing growth with infrastructure services businesses

GridCom GridCom was launched in spring 2001, to provide communications infrastructure solutions to fibre and wireless network operators.

GridCom is using National Grid’s project management skills and electricity infrastructure (National Grid has a network of 22,000 transmission towers across England and Wales) to capitalise on demand for new base station sites by mobile phone operators. This demand is principally driven by the need of 2G and 3G operators to install new infrastructure and the sensitivity of the public to new masts. The combination of these factors makes National Grid’s transmission network valuable for mobile phone operators, such as Hutchison 3G, with whom we have a contract to provide up to 1,000 sites. The Group is actively looking at further opportunities to build on this success. GridCom’s annual operating losses were £4.6 million.

GridCom USA In the US, National Grid is developing the capability to offer similar services to those offered by GridCom in the UK. GridCom USA will leverage National Grid USA’s infrastructure assetsto provide services to mobile phone operators.

NEES Communications NEES Communications (NEESCom), is a wholly-owned telecoms infrastructure business in the north-eastern US which provides dark fibre optic strands as well as building space to its customers. NEESCom’s network is principally located in New England, but extends to Albany in New York State. The downturn in the United States telecoms industry has had a negative impact on NEESCom’s customers which in turn has impacted NEESCom. NEESCom will continue to conservatively grow its network as well as reviewing new opportunities in the market place. The annual operating profit before goodwill amortisation was £3.0 million.

Telecoms investments being divested or restructured

Energis Energis, the business telecoms and internet services company created by National Grid in 1993 is, along with other major telecoms companies, facing a challenging period as a result of the decline in the global telecoms market. Energis is in discussion with both its lenders and bond holders with the aim of restructuring its obligations to those parties. Such a restructuring could result in significant dilution to National Grid’s shareholding in Energis. The Group has therefore taken the decision to write-down £392.1 million relating to its 32.5 per cent stake in Energis. As at the date of the accounts, there is no publicly available information relating to Energis for the year to 31 March 2002 and, accordingly, the accounts incorporate the Group’s share of Energis’ results as disclosed in its interim announcement. The Group’s share of Energis’ operating losses for the six months to 30 September 2001 was £3.7 million, before exceptional items and goodwill amortisation.

Energis Polska Following the Energis UK model of high-margin, high-value added services for the corporate market, Energis Polska was launched in July 2001. Energis Polska’s network offers services to business and carrier customers in Poland. The Group is providing active support to Energis Polska, which has made an encouraging start. Energis, as part of its announced strategy to exit its European operations, is seeking a buyer for its stake in the joint venture. National Grid is also evaluating its options regarding the company. The Group’s share of the annual operating loss of Energis Polska was £6.6 million.

Latin America In November 2001, the Group completed its review of the Latin American telecoms businesses. In Brazil, despite Intelig making good operational progress, this investment does not fit with our revised strategy for telecoms. The general economic conditions in the region are also not helpful, particularly for Silica Networks in Argentina.

In view of this, the Group is now seeking new strategic investors for Intelig and are pursuing a sale of Silica and Manquehue net. In the meantime, the Group has taken the conservative view and has fully written-down the carrying value of its Latin American telecoms investments totalling £290.4 million including provision for related liabilities.

Intelig Intelig is National Grid’s joint venture with Sprint and France Telecom. We are pursuing the sale of Intelig. The Group’s share of Intelig’s annual operating losses for the year was £35.5 million, compared with £118.0 million last year.

Silica Networks Silica Networks has been considerably affected by the general telecoms market downturn and the severe economic difficulties in Argentina. Its shareholders, including National Grid,have cut costs, suspended any further investment and are seeking a purchaser for the business. The Group’s share of the annual operating losses for the year was £5.1 million.

Manquehue net Manquehue net based in Santiago, Chile, is a local fixed line operator providing services to the business and residential sectors. Ithas also been affectedby the local economic climate and strong management actions have now been taken to reduce costs and to seek a purchaser for the business. The Group’s share of Manquehue net’s annual operating losses was £3.6 million.

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Business review continued

Our framework for a responsible business

Our objective

National Grid’s objective is to be a long-term business which can continue to reward its shareholders by increasing the value of their investment. To achieve this aim, we need to ensure that – whatever commercial direction is taken in the future – our business is sustainable and we act in a responsible manner.

Our strategic framework

In April 2002, we adopted a broad-based framework designed to help us to achieve the right balance between economic, environmental, employee and social factors, and thus to give us the best possible chance of remaining a successful business for the long term. The framework is focused on what we believe to be relevant and right for our business. Its aim is to ensure that we can maximise shareholder value as our business develops, by operating successfully in different countries and societies across the world, by protecting our business from known and future risks and by building a wide range of issues into our decision-making processes.

The framework is not a new policy initiative which is divorced from our day-to-day activities. Instead, it seeks to build on existing good practice in order to provide a context for our work, by helping us to ensure that future developments are sound and that economic, environmental, employee and social issues are integrated into our business objectives.

The integration of economic, environmental, employee and social considerations into the way we do business is already helping us to achieve our goals. Our clear commitment to economic development, the environment, protecting the interests of current and retired employees and providing low-cost and reliable services for customers won us the support of a wide range of stakeholders in New York State, from unions to regulators, and helped us to gain approval for our merger with Niagara Mohawk

Our framework is based on three goals, each of which is clearly aligned to the achievement of business objectives:

•	sustainable growth: as we seek to expand and grow our business by transferring our skills to new markets, we recognise that for our growth to bring long-term value to our shareholders and others, it must be achieved in a responsible manner.

•	profits with responsibility: for our business to be sustainable, it must be profitable, but increasing our profitability at any cost will be neither sustainable nor acceptable to society. We must therefore be responsible in the way we generate our profits.

•	investing in the future: the physical presence of our lines, poles and pipes means that we are closely linked with the communities we serve and in which we operate. We therefore play a wider role in society than just the provision of our services. Commercial success will enable us to continue to invest in the future in ways that benefit our shareholders, the environment, our employees and society, and our willingness to do so reflects our desire to be a long-term business.

The integration of these goals into our activities is intended to give us a framework for assessing the appropriateness of future opportunities for expansion and growth, as well as a set of core values for the way we conduct our business. Beyond our wholly-owned businesses, we will be seeking to encourage our joint venture partners to work with us in implementing the framework in our joint operations. We will also work with our suppliers to ensure that all of our activities are responsible and sustainable, even where we have contracted the supply of products and services to third parties.

Implementing the framework

To be fully effective, our framework must be embedded in the day-to-day activities of everyone within the organisation and influence virtually everything we do. This section looks at our approach to our business conduct, our impact on the environment, our responsibilities to employees and our relationship with the wider community and gives practical examples of how we are implementing our framework.

Business conduct Our standards of business conduct encompass open and constructive dialogue with all of our stakeholders and the maintenance of high standards of integrity and professionalism. We are also sensitive to local customs and traditions as we operate around the world.

The development of our framework exemplifies our commitment to open and constructive dialogue with all of our stakeholders. The strategy was developed and refined with the help of many people in the UK and the US, including:

• over 2,000 employees, who provided their views on issues ranging from the reliability of our services, through human rights, to the use of renewable energy.

• more than 1,800 retail customers in the US who participated in a wider survey of customer opinion.

• over 70 external stakeholders, including institutional investors, private shareholders, media and government representatives, pressure groups, recruitment agencies and grantors.

These parties helped to confirm that the issues we wanted to address were indeed important, and that a statement of our strategy and intentions would be widely welcomed.

National Grid Annual Report and Form 20-F 2001/02

The environment To protect the future of our business, we take a proactive approach to the management of both existing and future environmental risks.

The cornerstone of our programme is the implementation of environmental management systems (EMSs) compliant with the international standard ISO 14001 to help us eliminate unnecessary environmental impacts. EMSs are now in place in our businesses in the UK, the US and Argentina, and an EMS will be implemented in Australia once the Basslink project receives the appropriate approvals.

We seek to be efficient in our use of natural resources and to keep our waste to a minimum, thus increasing our productivity as well as benefiting the environment. Wherever possible, we also take steps to reduce emissions of greenhouse gases, an important part of helping to minimise climate change.

Helping our customers reduce CO2 emissions:

In the US, our electricity and gas distribution businesses help their industrial, commercial and residential customers to use energy more efficiently, saving them money and producing environmental benefits through reduced fuel consumption and lower emissions of greenhouse gases and acid rain precursors. Demand-side management initiatives include energy use analysis and audit services, technical assistance and financial incentives to encourage the use of energy-efficient design features and equipment in new buildings and refurbishment projects and help for domestic customers in replacing existing appliances with energy-efficient alternatives. In 2000, participating customers cut their electricity consumption by more than 180,000 MWh, reducing associated CO2 emissions by an estimated 140,000 tonnes.

Employees Our long-term success will depend on having a talented and diverse workforce with the right skills for the work we do. Accordingly, we seek to recognise and reward our employees for the contribution they make to the success of the business and to develop them so that they can add value to the company, themselves and society.

A healthy and injury-free workplace is an important feature of a responsible business, and makes an important contribution to maximising productivity. Our objective is to safeguard each other and those who work with us and to achieve our goals of no work-related injuries, no occupational illnesses and no harm to others in the community.

A safe working environment for our employees:

National Grid has always placed emphasis on safety, with the result that incidents that lead to staff taking time off work have typically been few in number. We recognised, however, that without decisive action to improve our performance, our goals of eliminating injuries and occupational illnesses would continue to elude us.

National Grid takes safety very seriously. We have a responsibility to all the people who are engaged in our business to continually improve our safety performance. We have recently been given a four-star safety rating among FTSE 100 companies by an independent study.

The Board accepted all of the recommendations made by an external consultant and we have been working to increase visibility of management commitment to safety as a business priority. Safety, Health and Environment Committees, chaired by Executive Directors and supported by specialist implementation teams, have been established within our UK and US businesses. These are driving forward a programme of improvements encompassing training, reporting, information sharing and performance management, based on the belief that all work-related incidents and illnesses are preventable and that we are all responsible for our own safety and that of our fellow workers.

The community By providing high-quality, dependable services at reasonable cost we make a significant contribution to the economic growth of the countries in which we operate. We therefore aim to manage our assets so as to maximise the availability of our system, to improve the efficiency of the business without compromising quality and reliability. Through our own financial contributions, and by encouraging the involvement of our employees, we support community investment programmes which focus on our key stakeholders and customers, with emphasis on building long-term partnerships.

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Business review continued

Environmental education in the UK:

In the UK, our twelve environmental education centres based on substation sites are centres of excellence for environmental education. Each centre is run in partnership with a public or charitable organisation, including local education authorities, Wildlife Trusts, Groundwork, the British Trust for Conservation Volunteers and the Field Studies Council. The centres receive over 90,000 visitors a year, many of them schoolchildren who use the centres to learn about their local environment and wider sustainability issues. Thousands more people benefit from a variety of outreach programmes in schools and local community groups.

Closely linked to the environmental education centres is National Grid’s environmental placement programme, which supports twelve graduates and undergraduates each year. Since 1996, more than 70 young people have gained valuable experience through the programme, going on to careers in local authorities, English Nature, the Forestry Authority, environmental consultancy, environmental charities and teaching.

Working in partnership to roll-back malaria:

Malaria is the world’s number one killer disease. In Africa, the WHO has reported that 700,000 of the 960,000 malaria-related deaths each year are children. This disease has a devastating effect on families, and is also a brake on economic development within the region.

In Zambia, we are playing an important role in the “Rolling Back Malaria” campaign which is supported by Governments, non-governmental organisations (NGOs), and other commercial companies. We are spraying our employees’ housing, our offices and operations sites with Fendona. We are also managing the drainage areas around our sites to reduce swampy areas in which mosquitoes can breed. In addition to improving the quality of life for our employees and their families, it also ensures that our staff can play a full role in our company. Malaria eradication will provide a better economic climate in which National Grid and Zambia can prosper.

Accounting for our performance

The safety, health and environmental performance of our businesses is already the subject of a Group-wide audit programme, the results of which are reported to the Audit Committee as an integral part of the internal control and risk management arrangements described on page 33. In addition, safety, health and environmental matters are reported to the Group Board every month, discussed at every meeting of the Group Executive Committee and Safety, Health and Environment committees have been established within our UK and US businesses.

We collect significant information on all aspects of our performance to enable us to manage our activities properly: in many cases, this same information can also help us to assess the sustainability of the business. Where additional performance indicators can enhance our ability to measure the sustainability and success of the business, we will develop such indicators and where appropriate integrate them with financial indicators such as turnover and profit. This approach reflects our desire to integrate sustainable development principles into our business. Our Group-wide report is supported by more detailed information from our main businesses in the UK and the US which already report externally on their social and environmental performance.

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Financial review

Five year financial summary

The financial summary set out below has been derived from the audited consolidated accounts of National Grid for the five financial years ended 31 March 2002. It should be read in conjunction with the Group accounts and related notes, together with the Operating and Financial Review.

	2002		2001		2000		1999		1998
			(restated)	(i)(ii)	(restated)	(i)(ii)	(restated)	(i)	(restated)	(i)
Summary Group profit and loss account	£m		£m		£m		£m		£m

Group turnover

Continuing operations	3,921.9		3,799.7		1,614.7		1,514.2		1,519.3
Acquisition	479.1		–		–		–		–
Discontinued operations	–		–		–		–		90.1

	4,401.0		3,799.7		1,614.7		1,514.2		1,609.4
Operating costs	(3,893.6)		(3,094.2)		(1,042.9)		(937.5)		(1,074.9)

Operating profit/(loss) of Group undertakings

Continuing operations	505.7		705.5		571.8		576.7		562.9
Acquisition	1.7		–		–		–		–
Discontinued operations	–		–		–		–		(28.4)

	507.4		705.5		571.8		576.7		534.5
Share of joint ventures’ and associate’s operating (loss)/profit	(636.8)		(96.0)		(26.0)		0.7		1.3

Operating (loss)/profit

Before exceptional items and goodwill amortisation	874.7		739.4		554.0		579.9		535.8
Exceptional costs	(121.4)		(45.3)		–		–		–
Impairment of investments in joint ventures and associate	(792.3)		–		–		–		–
Goodwill amortisation	(90.4)		(84.6)		(8.2)		(2.5)		–

Total operating (loss)/profit	(129.4)		609.5		545.8		577.4		535.8
Exceptional profit relating to partial disposal of Energis	20.1		243.3		1,029.6		899.1		115.3
Profit on disposal of investments	10.6		20.1		–		–		–
Profit on disposal of tangible fixed assets	22.0		–		–		–		–
Net interest

Excluding exceptional items	(292.5)		(255.1)		(67.5)		(118.5)		(61.7)
Exceptional items	(92.5)		–		–		(52.6)		–

	(385.0)		(255.1)		(67.5)		(171.1)		(61.7)

(Loss)/profit on ordinary activities before taxation	(461.7)		617.8		1,507.9		1,305.4		589.4
Taxation

Excluding exceptional items	(85.4)		(182.1)		(152.8)		(157.2)		(121.1)
Exceptional items	60.1		235.4		(229.5)		(162.8)		–

	(25.3)		53.3		(382.3)		(320.0)		(121.1)

(Loss)/profit on ordinary activities after taxation	(487.0)		671.1		1,125.6		985.4		468.3
Minority interests	(6.3)		(6.9)		(3.6)		–		–

(Loss)/profit for the year	(493.3)		664.2		1,122.0		985.4		468.3
Dividends

Ordinary	(264.6)		(223.0)		(205.5)		(192.0)		(189.2)
Other	–		–		–		–		(768.6)

	(264.6)		(223.0)		(205.5)		(192.0)		(957.8)

Retained (loss)/profit	(757.9)		441.2		916.5		793.4		(489.5)

(Loss)/earnings per ordinary share
Basic, including exceptional items and goodwill amortisation	(32.3	)p	45.0	p	76.2	p	67.2	p	27.7	p
Basic, excluding exceptional items and goodwill amortisation	32.1	p	20.0	p	22.5	p	20.7	p	20.9	p
Diluted, including exceptional items and goodwill amortisation	(32.3	)p	43.0	p	71.7	p	63.3	p	27.5	p
Diluted, excluding exceptional items and goodwill amortisation	32.1	p	19.8	p	22.0	p	20.4	p	20.8	p
Dividends per ordinary share	16.04	p	15.08	p	13.94	p	13.07	p	12.07	p
Interest cover (times) (iii)	3.0		2.9		8.2		4.9		8.7
Dividend cover (net) – Ordinary dividends (times) (iii)	2.0		1.3		1.6		1.6		1.7

(i)	Restated for the impact of the adoption of Financial Reporting Standard 19 “Deferred Tax”.
(ii)	Restated for a revised presentation of the minority interest’s share of the results of associated undertakings.
(iii)	Excluding exceptional items and goodwill amortisation.

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Financial review continued

Five year financial summary continued

	Year ended 31 March

	2002		2001		2000		1999		1998
			(restated)	(i)	(restated)	(i)	(restated)	(i)	(restated)	(i)
	£m		£m		£m		£m		£m

Summary Group balance sheet (Amounts in accordance with UK GAAP)

Fixed assets	11,533.0		7,949.3		6,506.0		3,331.0		3,205.4
Current assets	5,883.0		2,256.2		2,464.8		1,746.3		384.0

Total assets	17,416.0		10,205.5		8,970.8		5,077.3		3,589.4
Creditors and provisions	(14,121.6)		(7,490.2)		(6,721.5)		(3,793.2)		(3,103.8)

Net assets employed/total shareholders’ funds	3,294.4		2,715.3		2,249.3		1,284.1		485.6

Net debt	8,240.7		3,918.2		2,663.6		703.4		1,465.3
Gearing(ii)	250%		144%		118%		55%		302%
Allotted, called up and fully paid ordinary shares – number	1,776.9	m	1,484.6	m	1,484.6	m	1,477.9	m	1,474.4	m
– nominal value	177.7		148.5		148.5		147.8		147.5

(i) Restated for the impact of the adoption of Financial Reporting Standard 19 “Deferred Tax”.
(ii) Gearing is calculated as net debt divided by total shareholders’ funds.

Summary Group cash flow statement

Net cash inflow from operating activities	1,255.4		810.6		682.0		605.9		627.2
Dividends from joint ventures	12.8		20.3		4.5		3.1		0.4
Net cash outflow for returns on investments and servicing of finance	(357.5)		(306.9)		(64.7)		(119.7)		(31.7)
Taxation	(7.3)		(137.2)		(274.3)		(154.9)		(138.2)
Net cash outflow for capital expenditure	(464.4)		(457.6)		(279.2)		(312.5)		(286.4)
Net cash (outflow)/inflow for acquisitions and disposals	(946.7)		(582.2)		(1,236.7)		934.1		157.8
Equity dividends paid	(229.5)		(212.5)		(197.6)		(183.1)		(966.3)

Net cash (outflow)/inflow before the management of liquid resources	(737.2)		(865.5)		(1,366.0)		772.9		(637.2)
Net cash inflow/(outflow) from the management of liquid resources	336.2		775.2		618.8		(1,482.3)		217.0
Net cash inflow from financing	454.6		88.4		773.6		687.6		503.9

Movement in cash and overdrafts	53.6		(1.9)		26.4		(21.8)		83.7

Amounts in accordance with US GAAP

Group turnover	4,396.3		3,782.7		1,614.7		1,514.2		1,609.4
Net (loss)/income	(163.1)		810.3		1,009.8		1,002.8		458.9
(Loss)/earnings per ADS(iii)
Basic	(53.4	)p	274.5	p	342.8	p	341.9	p	157.1	p
Diluted	(53.4	)p	260.5	p	323.4	p	322.1	p	155.5	p
Total assets	17,545.3		10,391.6		9,105.7		5,189.7		3,677.5
Net assets employed/total shareholders’ funds	3,856.8		2,961.8		2,380.8		1,464.1		619.5
Equity shareholders’ funds	3,759.0		2,920.0		2,345.7		1,464.1		619.5

(iii)	Each ADS represents five ordinary shares.

National Grid Annual Report and Form 20-F 2001/02

Unless otherwise indicated, operating profit is stated before exceptional items and goodwill amortisation.

As a result of the adoption of Financial Reporting Standard 19 “Deferred Tax” and the revised presentation of the minority interests’ share of the results of associated undertakings, prior year comparatives for 2000/01 and 1999/2000 have been restated in the following commentary, except where indicated otherwise. The effect of this restatement is explained in note 1 to the accounts.

Financial year ended 31 March 2002 (“2001/02”) compared with financial year ended 31 March 2001 (“2000/01”)

Acquisition of Niagara Mohawk Holdings, Inc.

On 31 January 2002, National Grid successfully completed the acquisition of Niagara Mohawk, for consideration of £2,186.5 million satisfied by the issue of shares amounting to £1,269.9 million and cash of £916.6 million, including £44.9 million relating to the costs of acquisition. The net assets acquired had a provisional fair value of £1,376.4 million, resulting in goodwill of £810.1 million being recognised, that is being amortised over 20 years. Details of the acquisition are contained in note 27 to the accounts on page 71.

Niagara Mohawk has contributed £83.1 million to operating profit for the period from the date of acquisition to 31 March 2002.

Group turnover

Group turnover increased from £3,799.7 million in 2000/01 to £4,401.0 million in 2001/02, substantially reflecting the acquisition of Niagara Mohawk, which accounted for 80 per cent of the increase. The remaining increases reflect higher distribution turnover for National Grid USA as a result of higher energy prices, which are substantially passed through to customers, higher turnover for EnMO, partially offset by reduced turnover from UK transmission and stranded costs and generation.

Group total operating profit

Total operating profit rose by £135.3 million to £874.7 million reflecting higher contributions from:

•	Niagara Mohawk amounting to £83.1 million following the acquisition of this business on 31 January;

•	UK transmission, which increased its contribution to £524.7 million from £486.3 million in 2000/01;

•	Intelig reflecting an operating loss of £35.5 million as compared with losses of £118.0 million for 2000/01; and

•	US distribution and transmission totalling £225.9 million compared with £204.4 million for 2000/01.

These increased contributions were partially offset by lower contributions from:

•	UK Interconnectors amounting to £19.8 million compared with £42.8 million for 2000/01;

•	Stranded costs recovery and generation amounting to £44.3 million compared with £61.7 million for 2000/01;

•	Telecoms activities, with losses of £17.2 million compared with £3.0 million for 2000/01;

•	Energis, with losses of £3.7 million compared with an operating profit of £4.4 million for 2000/01;

•	Other telecoms joint ventures that generated losses of £15.3million compared with losses of £3.4 million for 2000/01; and

•	Other activities that absorbed £4.8 million compared with an operating profit of £6.7 million in 2000/01, primarily as a result of profits on the disposal of fixed assets in 2001/02 being recorded as part of exceptional items.

Note 2 to the accounts contains a segmental analysis of the Group’s results. A review of the businesses is set out on pages 5 to 16.

Goodwill amortisation

Goodwill amortisation for 2001/02 rose from £84.6 million to £90.4 million. This increase reflects the amortisation of goodwill relating to the acquisition of Niagara Mohawk since 31 January 2002, and a full year’s amortisation of goodwill relating to the acquisition of EUA.

Exceptional items

The results for 2001/02 include net exceptional pre-tax losses of £953.5 million (£893.4 million post-tax), reflecting losses arising from:

•	an impairment of the Group’s Latin American telecoms investments amounting to £290.4 million pre-tax (£272.7 million post-tax);

•	an impairment of the Group’s investment in Energis amounting to £392.1 million (£392.1 million post-tax);

•	an impairment of the Group’s investment in Energis Polska, a telecoms joint venture in Poland, amounting to £109.8 million (£109.8 million post-tax);

•	restructuring and integration costs associated with a reorganisation within the UK and the integration of Niagara Mohawk, amounting to £115.3 million pre-tax (£72.9 million post-tax);

•	the Group’s share of a joint venture’s foreign exchange financing charge amounting to £92.5 million (£92.5 million post-tax) relating to the devaluation of the Argentine peso; and

•	other exceptional costs amounting to £6.1 million (£6.1 million post-tax).

These exceptional losses were partially offset by:

•	pre-tax profits amounting to £22.0 million (£22.0 million post-tax) relating to the sale of tangible fixed assets;

•	an exceptional pre and post-tax profit relating to the gain on a disposal of a joint venture of £10.6 million; and

•	profits of £20.1 million pre and post-tax arising from reductions in the Group’s interest in Energis during 2001/02.

Interest

Net interest, excluding exceptional items, rose from £255.1 million to £292.5 million for 2001/02. This increase is explained by the acquisition of Niagara Mohawk and an increase in the Group’s share of associated undertakings’ net interest charge, partially offset by interest rate reductions, principally on US dollar borrowings.

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Financial review continued

Taxation

The net tax charge of £25.3 million for 2001/02, includes a net credit relating to exceptional items amounting to £60.1 million. If these exceptional items are excluded, then the tax charge for 2001/02 is £85.4 million, including a £73.0 million tax credit arising from adjustments to prior years’ tax. The effective tax rate for 2001/02 excluding the impact of exceptional items is 17.4 per cent. The effective tax rate for 2000/01, excluding the impact of exceptional items, was 45.6 per cent. A reconciliation of the effective tax rate from the UK Corporation tax rate is shown in note 9 to the accounts on page 55.

Exchange rates

Exchange rate movements have had a beneficial effect on the translation of US dollar operating profits for 2001/02 as compared with 2000/01. US dollar operating profits were translated at a weighted average rate of £1.00 = $1.44 during 2001/02 as compared with £1.00 = $1.483 for 2000/01. If the rate that applied during 2000/01 had been used, then sterling operating profits for 2001/02 would have been lower by approximately £9 million.

The increased operating profit is largely offset by the increased sterling cost of US dollar debt taken out to finance US dollar denominated investments and the increased sterling cost of US taxes. As a result, the impact of the lower US dollar rate on National Grid USA’s profits has not had a significant effect on earnings per share.

Exchange rate movements have favourably impacted on National Grid’s share of operating losses in Intelig, the Brazilian telecoms operator, as sterling has strengthened against the Brazilian currency during 2001/02. We estimate that, as compared with the average exchange rate for 2000/01, this has reduced our share of operating losses by approximately £10 million.

The effect of the devaluation of the Argentine peso has resulted in the Group reflecting its share of an exceptional foreign exchange financing charge relating to a joint venture amounting to £92.5 million, as referred to on page 19.

Change in UK GAAP accounting policies

As described in the “Accounting policies – basis of preparation of accounts” on page 42, National Grid has adopted Financial Reporting Standard (FRS) 18 “Accounting Policies” and FRS 19 “Deferred Tax” during the year and has provided the disclosures required relating to the transitional arrangements of FRS 17 “Retirement Benefits”.

The adoption of FRS 18 has had no material impact on the Group, whilst the adoption of FRS 19, full details of which are contained in note 1 to the accounts on page 47, has resulted in a reduction in shareholders’ funds at 1 April 2001 of £802.3 million. It has been impractical to determine the impact on the current year’s results of the adoption of FRS 19 because of the acquisition of Niagara Mohawk. The impact of the adoption of FRS 19 on the results for 2000/01 and 1999/2000 was to reduce profit after taxation by £104.8 million and £26.4 million respectively.

(Loss)/earnings per share

The basic loss per share for 2001/02 was 32.3 pence compared with basic earnings per share of 45.0 pence in 2000/01, reflecting the very significant level of net exceptional losses in 2001/02. Excluding exceptional items and goodwill amortisation, basic earnings per share increased by 12.1 pence to 32.1 pence. A reconciliation of the movement from basic earnings per share to basic earnings per share excluding exceptional items and goodwill amortisation is shown in note 11 to the accounts on page 56.

Ordinary dividends

The total ordinary dividend for 2001/02 amounted to 16.04 pence per ordinary share. This represents an increase of 6.4 per cent over the previous year. The total dividend is covered 2.0 times (2000/01: 1.3 times) by earnings per ordinary share, excluding exceptional items and goodwill amortisation, and amounted to £264.6 million.

Dividends

The table below shows the amounts of cash dividends in respect of each of the five most recent financial years. These dividends do not include any associated UK tax credit in respect of all such dividends.

	2001	2000	1999	1998	1997
	/02	/01	/2000	/99	/98
	p	p	p	p	p

Interim	6.46	6.05	5.59	5.25	4.83
Final	9.58	9.03	8.35	7.82	7.24

Total ordinary dividends	16.04	15.08	13.94	13.07	12.07
Special dividend	–	–	–	–	44.70

Total dividends	16.04	15.08	13.94	13.07	56.77

	2001	2000	1999	1998	1997
	/02	/01	/2000	/99	/98
	$	$	$	$	$

US dollar per ADS(1)
Interim	0.46	0.44	0.46	0.43	0.41
Final	0.69	0.64	0.63	0.61	0.63

Total ordinary dividends	1.15	1.08	1.09	1.04	1.04
Special dividend	–	–	–	–	3.87

Total dividends	1.15	1.08	1.09	1.04	4.91

(1)Translated into US dollars per ADS (each ADS representing the right to five ordinary shares) at a spot rate at time of payment, excepting the 2001/02 final dividend which is translated at the year end rate of £1.00 = $1.44 as the dividend has not yet been paid.

As dividends paid by National Grid are in pounds sterling, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by The Bank of New York, the Depositary, of such cash dividends.

Dividend policy

National Grid is committed to delivering sustained real dividend growth. Confidence in the Group’s future financial strength and in the prospects for growth and greater diversity of earnings has increased. Consequently, the Board announced on 21 November 2000 its aim to increase dividends per share (as expressed in pounds sterling) by 5 per cent real in each of the five years to March 2006.

National Grid Annual Report and Form 20-F 2001/02

Financial year ended 31 March 2001 (“2000/01”) compared with financial year ended 31 March 2000 (“1999/2000”)

Acquisition of Eastern Utilities Associates (EUA)

The acquisition of EUA was completed on 19 April 2000 at a cost of £414.0 million. The net assets acquired had a fair value of £189.0 million, resulting in goodwill of £225.0 million which has been capitalised and is being amortised over 20 years. The transmission and distribution operations of NEES (acquired 22 March 2000) and EUA were integrated on 1 May 2000. It is therefore not possible to provide an indication of EUA’s contribution to Group results for the year ended 31 March 2001.

Group turnover

Group turnover from continuing operations increased from £1,614.7 million in 1999/2000 to £3,799.7 million in 2000/01, substantially reflecting the first full-year contribution from National Grid USA.

Group total operating profit

Total operating profit rose by £185.4 million to £739.4 million, reflecting higher contributions from:

•	National Grid USA (£293.6 million, compared with £3.7million in 1999/2000, which related to the period 22 March to 31 March 2000);

•	Energis (£4.4 million, compared with £1.9 million in 1999/2000); and

•	electricity transmission joint ventures (£35.3 million, compared with £21.5 million in 1999/2000).

These increased contributions were partially offset by lower contributions from:

•	Intelig (losses of £118.0 million, compared with losses of £44.1 million in 1999/2000);

•	UK Transmission (£486.3 million, compared with £523.1 million in 1999/2000);

•	UK Interconnectors (£42.8 million, compared with £46.6 million in 1999/2000); and

•	other telecoms joint ventures (losses of £3.4 million, compared with losses of £nil in 1999/2000).

Note 2 to the accounts contains a segmental analysis of the Group’s results. A review of the businesses is set out on pages 5 to 16.

Goodwill amortisation

Goodwill amortisation for 2000/01 rose from £8.2 million to £84.6 million. This increase reflects a full year’s amortisation of goodwill relating to the acquisition of NEES and the amortisation of goodwill arising from the acquisition of EUA on 19 April 2000.

Exceptional items

The results for 2000/01 include exceptional pre-tax profits of £218.1 million (£453.5 million post-tax), comprising:

•	profits of £243.3 million, before and after tax, arising from reductions in the Group’s interest in Energis, primarily as a result of a placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision in January 2001;

•	net profits of £20.1 million, before and after tax, on the disposal of market services businesses;

•	US integration costs of £45.3 million (£39.4 million post- tax); and

•	a tax credit of £229.5 million arising from the realisation of capital losses for tax purposes as a result of Group restructurings.

Interest

Net interest rose from £67.5 million to £255.1 million for 2000/01. This increase is largely attributable to the acquisitions of NEES and EUA, which were paid for out of cash balances and new borrowings. The net interest charge for 2000/01 also includes:

•	a £17.4 million gain on closing out sterling fixed-interest rate swaps originally entered into as hedges for sterling borrowings; and

•	£21.0 million of losses arising from the valuation at maturity of dollar interest rate swaptions which provided an economic hedge of dollar borrowings but do not qualify as hedges for accounting purposes.

Taxation

The net tax charge of £53.3 million for 2000/01 includes a net credit of £235.4 million relating to exceptional items. If these exceptional items are excluded, the tax charge for 2000/01 is £182.1 million, including a £2.0 million tax credit arising from an adjustment to prior years’ tax. After adjusting for exceptional items, the effective tax rate for 2000/01 was 45.6 per cent. The effective tax rate for 1999/2000, excluding the impact of exceptional items, was 31.9 per cent.

A reconciliation of the effective tax rate from the UK Corporation tax rate is shown in note 9 to the accounts on page 55.

Exchange rates

Exchange rate movements during 2000/01 have had a beneficial effect on the operating profit contribution from National Grid USA. Sterling weakened during 2000/01 such that National Grid USA’s operating profit has been translated into a higher sterling operating profit than would otherwise have been expected. The results for 2000/01 have been translated at a weighted average rate for the year of £1.00 = $1.483 as compared with the rate of £1.00 = $1.60 which applied at 31 March 2000. If the 31 March 2000 rate had been used, operating profit would have been lower by approximately £20 million.

The increased operating profit is largely offset by the increased sterling interest cost of US dollar debt taken on to finance the cost of the investment in National Grid USA and the increased sterling cost of US taxes. As a result, the impact of the stronger US dollar has not had a significant effect on earnings per share.

Exchange rate movements during the year have adversely affected National Grid’s share of operating losses in Intelig, the Brazilian telecoms operator, as sterling has weakened against the Brazilian currency during 2000/01. We estimate that, as compared with the average exchange rate for 1999/2000, this increased our share of operating loss by approximately £5.0 million.

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Financial review continued

Earnings per share

Basic earnings per share fell by 31.2 pence to 45.0 pence, reflecting the very significant level of exceptional profits in 1999/2000. Excluding exceptional items and goodwill amortisation, basic earnings per share fell 2.5 pence to 20.0 pence. A reconciliation of the movement from basic earnings per share to basic earnings per share excluding exceptional items and goodwill amortisation is shown in note 11 to the accounts on page 56.

Ordinary dividends

The total ordinary dividend for 2000/01 amounted to 15.08 pence per ordinary share, an increase of 8.2 per cent over the previous year. The total dividend was covered 1.3 times (1999/2000: 1.6 times) by earnings per ordinary share, excluding exceptional items and goodwill amortisation, and amounted to £223.0 million.

Liquidity and capital resources

Cash flow

Net cash inflow from operations was £1,255.4 million in 2001/02 compared with £810.6 million in 2000/01 and £682.0 million in 1999/2000. The 2001/02 increase in net cash flow from operations primarily reflects the collection of under recovered power costs relating to 2000/01 in the US, the recovery of costs incurred in 2000/01 in respect of the development of NETA in the UK and the first contribution from Niagara Mohawk, partially offset by cash outflows in respect of exceptional items. The increase in net cash inflow from operations in 2000/01 as compared with 1999/2000 has arisen from the impact of National Grid USA’s contribution to cash inflow.

Details of the components of net cash inflow from operations are set out in note 26 to the accounts on page 69.

Payments to the providers of finance, in the form of dividends and interest, totalled £587.0 million (net) in 2001/02, compared with £519.4 million in 2000/01 and £262.3 million in 1999/2000. Net interest cash outflows increased from £64.7 million and £303.4 million in 1999/2000 and 2000/01 respectively to £349.0 million in 2001/02. The increase between 1999/2000 and 2000/01 primarily reflects the additional net interest expense incurred following the acquisition of NEES and EUA, and the increase to 2001/02 reflects the additional net interest expense associated with the acquisition of Niagara Mohawk.

Net corporate tax payments amounted to £7.3 million in 2001/02 compared with £137.2 million in 2000/01 and £274.3 million in 1999/2000. Net corporate tax payments in 2001/02 were lower than in 2000/01, for two main reasons:

•	as a result of the realisation for tax purposes of capital losses arising from Group restructurings, UK corporation tax repayments of approximately £65.0 million were received in respect of payments previously made in 1999/2000 on the partial disposal of Energis in that year; and

•	UK corporation tax payments in 2000/01 included amounts relating to the previous year of £61 million. No UK tax payments relating to 2000/01 have been made in 2001/02.

Notwithstanding additional corporate tax payments in respect of National Grid USA, corporate tax payments in 2000/01 were lower than 1999/2000 for two main reasons:

•	UK corporate tax payments on account were lower in 2000/01, primarily as a result of tax relief on exchange adjustments; and

•	corporate tax payments in respect of partial disposals of Energis in 1998/99 and 1999/2000 were lower as a result of the realisation for tax purposes of capital losses arising from Group restructurings.

Net purchases of tangible fixed assets absorbed cash of £464.4 million in 2001/02, compared with £457.6 million in 2000/01 and £279.2 million in 1999/2000. Net purchases of tangible fixed assets in 2001/02 include amounts paid in respect of National Grid USA and Niagara Mohawk amounting to £199.3 million, compared with £154.2 million for 2000/01 and £4.3 million for 1999/2000.

Cash outflow in 2001/02 relating to the acquisition of Group undertakings and other investments amounted to £983.2 million, of which £931.9 million (including overdrafts acquired) related to the acquisition of Niagara Mohawk. This compares with cash outflows relating to the acquisition of Group undertakings and other investments amounting to £778.1 million in 2000/01 and £2,189.6 million in 1999/2000. The 2000/01 cash outflows substantially related to the acquisition of EUA and an additional investment in Intelig, whilst of the 1999/2000 cash outflow of £2,189.6 million, £2,045.1 million related to the acquisition of NEES.

In 1999/2000, the sale of 28.9 million ordinary shares in Energis contributed £952.9 million to the inflow of cash.

During 2001/02, National Grid raised finance through Eurobonds, other bond issues and the use of a multi currency revolving credit facility for the purpose of financing the acquisition of Niagara Mohawk and repaying other forms of borrowings.

Equity shareholders’ funds

Equity shareholders’ funds increased from £2,673.5 million at 31 March 2001 to £3,196.6 million at 31 March 2002. This increase is primarily explained by the issue of shares in connection with the acquisition of Niagara Mohawk amounting to £1,269.9 million, partially offset by the retained loss for the year of £757.9 million.

Net debt

Net debt increased from £3,918.2 million at 31 March 2001 to £8,240.7 million at 31 March 2002, primarily as a result of the acquisition of Niagara Mohawk. Gearing at 31 March 2002 was 250 per cent, up from 144 per cent at the start of the year. Interest cover (the number of times the net interest charge is covered by total operating profit excluding goodwill amortisation and exceptional items), which is considered a more relevant indicator of the Group’s borrowing capacity, was 3.0 times (compared with 2.9 times in 2000/01 and 8.2 times in 1999/2000).

Following the acquisition of Niagara Mohawk, the composition as well as the amount of group debt has changed significantly. Other specific refinancings have been the issue by The National Grid Company plc of a £600 million bond with an RPI indexed tranche, a fixed rate tranche and a limited

National Grid Annual Report and Form 20-F 2001/02

indexed tranche maturing in 2020, 2028, 2030 respectively; and a €2 billion bond guaranteed by the Group, maturing €1.25 billion in 2006 and €0.75 billion in 2011. These euro amounts borrowed have been swapped into US dollars and into sterling. A full analysis of debt is provided in note 19 to the accounts, and a reconciliation of the movement in net debt from 1 April 2001 to 31 March 2002 is provided in note 26 to the accounts.

Capital expenditure

Capital expenditure, including interest capitalised, was £593.3 million in 2001/02, compared with £535.8 million in 2000/01 and £316.1 million in 1999/2000. The higher level of capital expenditure for 2000/01 as compared with 1999/2000 reflects a higher level of capital expenditure relating to National Grid USA and UK transmission. In 2000/01, National Grid USA capital expenditure was £154.2 million as compared with £4.3 million for 1999/2000 (which related to the period 22 March to 31 March 2001) and UK transmission capital expenditure rose £74.7 million to £361.2 million.

Credit facilities

The remaining portion of the credit facility provided to National Grid by a syndicate of banks, primarily in connection with the acquisition of NEES in 2001, was repaid and cancelled and replaced by a new committed credit facility of $2.3 billion which was used to finance the cash element of the Niagara Mohawk acquisition price and to provide general funding and liquidity. The facility is capable of running with $1.7 billion maturing in November 2004 and $0.6 billion in November 2006. At March 2002, the full $2.3 billion was undrawn but was being used to provide back-up support to a $2 billion US dollar commercial paper programme which was launched in March 2002. At 31 March 2002 commercial paper outstandings were £634.3 million.

Companies within the original National Grid USA group have committed facilities of $527 million (£371 million), all of which were undrawn at 31 March 2002. Companies within the Niagara Mohawk sub-group have committed bank facilities of $848 million (£597 million) which were also all undrawn at the year-end. Of these undrawn amounts, £439 million was providing back-up support to commercial paper and note issuance programmes within the enlarged US group.

A full analysis of the Group’s committed credit facilities at 31 March 2002 is provided at note 20 to the accounts on page 64.

Treasury policy

The funding and treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Directors. Acting within these policies, certain treasury management activities are delegated to regional treasury centres. The Treasury Policy Committee, a committee of the Group Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions. Treasury-related risks faced by the Group include interest rate risk, currency risk, credit risk, liquidity risk and funding risk, and the policies applicable are described below.

The treasury department is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement. Derivative financial instruments (“derivatives”), including swaps and options, are used principally for reducing interest rate and currency risk. Derivatives are not held for trading purposes. Derivatives entered into in respect of gas and electricity commodities are used in support of the business operational requirements and the policy regarding their use is explained below.

As a registered holding company, under the US Public Utility Company Holding Act of 1935, National Grid has to operate under certain regulatory restrictions applied by the US Securities and Exchange Commission. As a result, the scope of the financing activity of National Grid is limited to specific areas which are authorised from time to time, such authorisation being set sufficient to cover all normal requirements. In addition National Grid is required to maintain its common stock equity as a percentage of it total capitalisation (defined as common stock equity plus preferred stock plus gross debt) measured on a book value US GAAP basis at 30 per cent or above.

Interest rate risk

To provide protection against adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with the use of interest rate swaps, options and option-related instruments with a view to maintaining a significant proportion of the debt portfolio at fixed rates over the medium term. To date, the policy objective has been to achieve 50 per cent to 85 per cent of debt at fixed rates depending on debt projections and market levels of interest rates. Following a recent reappraisal of the interest rate risk exposures of the wider group, the guidelines have been adjusted so that the target percentage of debt that is at a fixed rate is near the lower end of the previous range, with an additional objective that for sterling debt there should be up to 30 per cent in index linked form, namely linked to the UK Retail Price Index.

The interest rate composition of the Group’s financial liabilities at 31 March 2002 is shown in note 20 to the accounts. Based on the level and composition of net borrowings at 31 March 2002, an increase in average interest rates of 1 per cent per annum would result in a decrease in profit before taxation of £24.7 million.

The table on page 24 provides information about the Group’s financial instruments including borrowings, interest rate swaps, cross currency swaps and other derivative instruments. For borrowings, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The analysis is before taking into account interest rate and currency swaps and does not include unamortised issue costs. As a result, it differs from the analysis of borrowings contained in note 19 to the accounts.

For interest rate swaps and cross currency swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. For foreign exchange deals, the table presents the value of currency in the relevant contracts. The information is presented in sterling equivalents which is the Group’s reporting currency. Substantially all of the variable rate borrowings and the floating legs of swaps are subject to interest rates which fluctuate with the London Inter-Bank Offered Rate (LIBOR) for the appropriate currency at differing premiums or, in the case of certain US-based companies, are based on the market rates for tax-exempt commercial paper. Cash and deposits earn interest at local

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Financial review continued

			Expected maturity
	At		financial year ending
	31 Mar	31 Mar	31 Mar	31 Mar	31 Mar	31 Mar	Thereafter	Fair
	2002	2003	2004	2005	2006	2007		value
	£m	£m	£m	£m	£m	£m	£m	£m

Variable rate borrowings (cash flows)
Sterling borrowings	819.5	129.5	–	–	–	–	690.0	819.5
US dollar borrowings	1,220.6	615.0	3.9	3.2	2.2	–	595.1	1,220.6
Swiss franc borrowings	192.0	–	192.0	–	–	–	–	192.0

	2,232.1	744.5	195.9	3.2	2.2	1.2	1,285.1	2,232.1

Fixed rate borrowings (cash flows)
Sterling borrowings	1,328.6	268.8	–	–	240.0	–	819.8	1,237.4
weighted average interest rate		6.1%			8.0%		6.5%
US dollar borrowings	3,453.2	441.3	462.4	415.1	408.9	212.9	1,512.6	3,616.5
weighted average interest rate		6.7%	7.3%	6.7%	7.9%	7.7%	7.9%
Euro borrowings	1,225.3	–	–	–	–	765.8	459.5	1,212.9
weighted average interest rate						5.3%	6.1%

	6,007.1	710.1	462.4	415.1	648.9	978.7	2,791.9	6,066.8

Total borrowings	8,239.2	1,454.6	658.3	418.3	651.1	979.9	4,077.0	8,298.7

Cash and deposits	212.6	212.6	–	–	–	–	–	212.6

Interest rate swaps
(sterling – notional amounts)
Receive fixed rate	476.2	–	26.2	450.0	–	–	–	10.9
average fixed rate element			6.6%	5.9%
Pay fixed rate	390.0	–	100.0	–	–	–	290.0	(5.1)
average fixed rate element			5.7%				5.3%
(Euro – notional amounts)
Receive fixed rate	1,225.3	–	–	–	–	765.8	459.5	(24.0)
average fixed rate element						5.3%	6.1%
(US dollar – notional amounts)
Pay fixed rate	1,257.1	–	528.2	–	352.1	–	376.8	(51.2)
average fixed rate element			6.6%		6.7%		6.5%

	3,348.6	–	654.4	450.0	352.1	765.8	1,126.3	(69.4)

Cross currency swaps (notional amounts)
Receive Swiss francs floating/pay sterling fixed	257.7	–	257.7	–	–	–	–	(66.8)
average fixed rate element			7.9%
Receive Euro floating/pay sterling floating	1,225.3	–	–	–	–	658.6	566.7	(21.8)
Receive sterling floating/pay US dollars floating	1,564.5	436.6	–	–	–	664.6	463.3	(37.4)

	3,047.5	436.6	257.7	–	–	1,323.2	1,030.0	(126.0)

Other financial instruments (notional amounts)
Interest rate swaps to pay fixed rate	300.0	–	–	–	300.0	–	–	(18.7)
weighted average interest rate					8.3%
Interest rate swaps to receive fixed rate	300.0	–	–	–	300.0	–	–	(2.1)
weighted average interest rate					5.5%
Foreign exchange deals (sterling/US dollar)	436.6	436.6	–	–	–	–	–	(4.7)
Foreign exchange deals (sterling/AUS dollar)	10.4	10.4	–	–	–	–	–	(0.3)
Commodity swap contracts	407.9	–	79.6	78.0	78.0	77.2	95.1	407.9

National Grid Annual Report and Form 20-F 2001/02

prevailing rates for the appropriate currency and comprise £89.8 million of sterling deposits, £120.3 million, of US dollar deposits and £2.5 million of other currencies.

In determining maturity dates, swaps that are cancellable at the option of the swap provider are taken to have a maturity based on the earliest date at which they can be cancelled. Debt that is callable by the issuer is taken to have a maturity based on the earliest date on which the issuer is obliged to make repayment.

Currency risk

Although foreign currency transaction exposures relating to cross-border trading activity remain very limited, the policy of the Group is to hedge all exposures exceeding $500,000 through the use of forward foreign exchange contracts. The principal currency risk to which the Group is exposed arises from the translation of assets and liabilities not denominated in sterling. In general, the policy has been to hedge the balance sheet exposure through currency borrowings, currency swaps or forward foreign exchange deals to the extent of the original cost of the investment, or carrying value if lower, where this is material and where it is practical to do so in the light of costs and availability of suitable financial instruments for the currency concerned.

The acquisition of Niagara Mohawk has increased the balance sheet exposure to US dollar denominated assets. In view of the increased materiality of the US dollar to the Group the policy has been reviewed and the objective since the acquisition is to match the US dollar proportion of the Group’s financial liabilities to the proportion of its cash flow that arises in dollars and is available to service those liabilities. This rebalancing was completed at the time of the acquisition by closing existing cross-currency swaps and through financing the cash portion of the acquisition price with a mixture of dollar and sterling borrowings.

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

The currency composition of the Group’s financial assets and liabilities is shown in note 20 to the accounts.

Liquidity risk

National Grid seeks to ensure that substantially all of its forecast funding needs for a period of at least 12 months ahead are fully covered by term loans drawn or committed bank facilities. Beyond this time, a prudent level of committed availability is maintained. Longer-term refinancing risk is controlled by ensuring that the amount of loans maturing in any year is not excessive, compared with the Group’s borrowing capacity.

In recent months, participants within the financial markets generally have taken a keen interest in the risk of a sudden change in circumstances for companies that could trigger a withdrawal of liquidity and access to funding. The Group has reviewed all its borrowing and critical commercial contracts and concluded that there is no risk of unintended trigger events. The Group’s bank facilities contain financial covenants appropriate to the size and nature of the business and within which it will be able to operate. National Grid’s capital markets bond issues contain no financial covenants and minimal conditions that could trigger an early repayment.

Following the acquisition of Niagara Mohawk, the long term credit ratings of National Grid were adjusted down one notch to stand at A– from Standard & Poor’s and A2 from Moody’s. Its short term ratings are A1/P1. After the announcement of the proposed merger with Lattice, Moody’s have placed the ratings on review for a possible downgrade. Standard & Poor’s have confirmed their ratings. Certain other entities within the US and UK parts of the Group are also rated. These ratings mean that the principal borrowing entities in the Group should have ready access to the capital and bank markets for future funding when necessary.

National Grid Group plc is a registered holding company under the Public Utility Holding Company Act of 1935 in the US. Arising from this and other regulatory limits applicable to certain Group companies, the freedom of companies to provide financing between themselves is restricted. Notwithstanding this, external financings or other arrangements are in place to ensure that Group companies have adequate access to short-term liquidity.

Credit risk

At 31 March 2002, National Grid had £212.6 million of cash and deposits. The Group is exposed to the credit risk of counterparties to these investments and to counterparties’ credit risk in respect of off-balance sheet derivative financial instruments. The Group’s policy is to select only counterparties with high-quality credit ratings (namely long-term ratings of at least A–/A3 or short-term ratings of A1/P1 from Standard & Poor’s or Moody’s respectively) and to avoid excessive concentration of risk. It does not expect any counterparties to fail to meet their obligations.

Commodity hedging

In the normal course of business, National Grid is party to derivatives including indexed swap contracts, gas futures, electricity swaps, options and oil commodity swaps that are principally used to manage commodity prices associated with its natural gas and electricity delivery operations. These financial exposures are monitored and managed as an integral part of National Grid’s financial risk-management policy. At the core of this policy is a condition that National Grid will engage in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and volumes consistent with its core business. National Grid does not issue or intend to hold derivative instruments for trading purposes.

As a result of the restructuring of the electricity industry in New York State during 1999, Niagara Mohawk, which was acquired by National Grid on 31 January 2002, entered into indexed swap contracts that expire in June 2008, and a further three swap contracts that expire in June and September 2003. These contracts replaced the existing power purchase arrangements on terms and conditions that were more favourable to Niagara Mohawk than that allowed under the existing arrangements. These derivatives are not designated as hedging instruments but are the subject of regulatory rulings that allow the gains and losses to be passed on to customers.

National Grid Annual Report and Form 20-F 2001/02

Operating and financial review – Financial review continued

At 31 March 2002 National Grid has recorded liabilities of £407.9 million in respect of these contracts and has recorded a corresponding regulatory asset. The asset and liability will be amortised over the remaining term of the swaps as nominal energy quantities are settled and will be adjusted as periodic reassessments are made of energy prices. The expected maturity of these swap contracts is shown in the table on page 24.

National Grid, through its acquisition of Niagara Mohawk, acquired New York Mercantile Exchange (“NYMEX”) gas futures and fixed for floating electric swaps that were considered hedges for accounting purposes. The level of activity in these derivatives has been immaterial, and all of these contracts expired by 31 March 2002. However, National Grid may enter into such contracts, as necessary, in the future.

National Grid, through its UK transmission operation, has entered into electricity put options during 2001/02, pursuant to its requirement to stabilise the electricity market in England and Wales through the operation of NETA. The options are for varying terms but generally can be exercised throughout the summer of 2002. National Grid has entered into these options so that it has the ability to physically deliver electricity as required to meet its obligations under the Transmission Licence. National Grid has not and does not expect to enter into any significant derivatives in connection with its NETA role.

Commitments and contingencies

National Grid’s commitments and contingencies outstanding at 31 March are summarised in the table below:

	2002	2001
	£m	£m

Commitments
Future capital expenditure contracted for but not provided	360.8	396.8
Total operating lease commitments	289.3	77.5
Power commitments	7,312.0	4,414.2

	7,962.1	4,888.5

Contingencies
Guarantees and performance bonds	54.7	102.2

It is expected that National Grid’s commitments will be met from the Group’s operating cash flows and from existing credit facilities as necessary. Details of the nature of the commitments and contingencies, including an analysis of the ageing of commitments, is shown in note 29 to the accounts on page 73. Note 29 to the accounts also gives additional information regarding the Group’s share of the future capital expenditure contracted for but not provided of an associate and joint ventures.

In addition to the above, regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of a transaction entered into by National Grid, in connection with the sale of its interest in the Millstone 3 nuclear unit. Further details of the nature of this intent are contained in note 29 to the accounts on page 73.

The Group has also received notification of an air pollution violation regarding the operation of two coal-fired generation plants, formerly owned by Niagara Mohawk. As a consequence, the Group has been notified that regulatory authorities are seeking substantial fines against the Group and the current owners of these generation plants. It is the Group’s position that pollution control equipment costs should be borne by the current operator of these plants. Further details of this litigation are contained within note 29 to the accounts on page 74.

Critical accounting policies

The Group accounts are prepared in accordance with UK GAAP, which are described on pages 42 and 43 to the accounts. Management are required to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenue, expenses and the disclosure of contingent assets and liabilities in the accounts. The following matters are considered to have a critical impact on the accounting policies adopted by the Group.

Estimated asset economic lives The adoption of particular asset economic lives in respect of goodwill and tangible fixed assets can materially affect the reported amounts for goodwill amortisation and depreciation of tangible fixed assets.

Impairment of fixed assets Goodwill, fixed asset investments and tangible fixed assets are reviewed for impairment in accordance with UK GAAP. Future events could cause these assets to be impaired, resulting in an adverse affect on the future results of the Group.

Regulatory assets Regulatory assets are recorded in the accounts in accordance with the principles of SFAS 71 “Accounting for the Effects of Certain Types of Regulation”. If the principles of SFAS 71 were not applicable, this would result in the non-recognition of these assets, and thereby materially alter the view given by the accounts.

Turnover Turnover includes an assessment of energy supplied to customers between the date of the last meter reading and the year-end. Changes to the estimate of the energy supplied during this period would have an impact on the reported results of the Group.

Pensions and other post-retirement benefits The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the scheme in accordance with current UK GAAP.As explained in note 7 to the accounts on page 53, a new UK accounting standard will replace existing GAAP and significantly change the measurement and disclosure of pension and other post retirement costs in the Group accounts.

Related party transactions

National Grid provides services to and receives services from its associate and joint ventures. In the year ended 31 March 2002, National Grid charged £41.6 million and received charges of £57.8 million from its associate and joint ventures. Amounts charged to and by the associate, Energis, amounted to £38.1 million and £17.8 million respectively. Amounts charged to Energis were primarily in respect of enhancements to and maintenance of the Energis telecoms infrastructure, whilst amounts charged by Energis relate to telecoms services provided. Amounts charged to Energis also include £9.0 million in respect of a finance lease.

At 31 March 2002, investments in the associate and certain joint ventures were impaired. As a result, the investments in

National Grid Annual Report and Form 20-F 2001/02

Energis plc, Energis Polska Sp. z.o.o., JVCO Participacoes Ltda (the holding company for Intelig), Manquehue net S.A. and Silica Networks S.A. now have a carrying value of £nil. In addition, the Group has recognised obligations related to the impairment of these investments amounting to £186.0 million. Details of the exceptional charges arising from these impairments is shown in note 4 to the accounts on page 51.

Amounts due to and from the associate and joint ventures are shown in notes 15 and 17 to the accounts on pages 59 and 60 respectively.

Changes and developments

The acquisition of Niagara Mohawk has given rise to a major change in overall Group debt and in the currency mix of the Group’s businesses. During the year there has been a significant lengthening of the maturity profile of the Group’s borrowing portfolio, in part due to the inclusion of Niagara Mohawk’s existing debt. In addition, short term bank borrowings were replaced by longer-term funding from the bond markets with a £600 million issue by The National Grid Company plc, €2,000 million issue by NGG Finance plc, guaranteed by National Grid, and a $300 million issue by Niagara Mohawk Power Corporation prior to it joining the Group. A new $2,300 million syndicated bank facility was established for National Grid, maturing in 2004 and 2006, and a $2,000 million US dollar commercial paper was launched. Immediately prior to the year end, Niagara Mohawk effected early redemption of $393 million of its preferred stock and $119 million of its first mortgage bonds using the strong cash position of National Grid USA to finance this.

Any significant changes and developments that have occurred since 31 March 2002, have been noted within this Annual Report and Form 20-F 2001/02. Otherwise there have been no significant changes or developments since 31 March 2002.

Going concern

Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.

US GAAP

The accounts have been prepared in accordance with UK GAAP which differ in certain significant respects to US GAAP. The US accounting information in note 32 on page 75 gives a summary of the principal differences between the amounts determined in accordance with National Grid’s accounting policies (based on UK GAAP) and those determined in accordance with US GAAP together with reconciliations of net income and equity shareholders’ funds from a UK GAAP basis to a US GAAP basis.

Net loss for 2001/02 under US GAAP was £163.1 million (2000/01: £810.3 million (net profit); 1999/2000 £1,009.8 million (net profit)) compared with a net loss of £493.3 million (2000/01: £664.2 million (net profit); 1999/2000: £1,122.0 million (net profit)) under UK GAAP. Equity shareholders’ funds under US GAAP at 31 March 2002 were £3,759.0 million (31 March 2001: £2,920.0 million) compared with £3,196.6 million (31 March 2001: £2,673.5 million) under UK GAAP. The differences primarily result from the differing accounting treatments in respect of goodwill, severance and integration costs, pensions, recognition of income, financial instruments and the carrying value of the EPICs liability.

During 2001/02 National Grid adopted the following US GAAP accounting standards:

•	SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”;

•	SFAS 141 “Business Combinations”; and

•	SFAS 142 “Accounting for Goodwill and Other Intangible Assets”.

Details of the effect of adopting these accounting standards can be seen in note 32 to the accounts on page 82.

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

In respect of National Grid USA, some 53 per cent of the annual revenues of the transmission and distribution businesses arise in the periods July-September and December-February inclusive, reflecting seasonal peaks in demand for electricity.

Euro

The single European currency (the “euro”) came into existence on 1 January 1999. The impact on National Grid to date has been minimal, but facilities have been established to enable euro dealings where necessary. Internally, an analysis of the impact on National Grid of adopting the euro as a replacement for sterling has been undertaken.

National Grid Annual Report and Form 20-F 2001/02

Board of Directors

James Ross
Chairman and a member of the Nominations Committee
Appointed as a Director and Chairman of National Grid in 1999. He was chairman of Littlewoods plc from 1996 until April 2002 and chief executive of Cable & Wireless plc from 1992 to 1995. Prior to this he was a managing director of the British Petroleum Company plc and chairman and chief executive officer of BP America. He is a non-executive director of McGraw Hill and of Datacard; both based in the United States, and of Schneider Electric based in France. Age 63.

Roger Urwin
Group Chief Executive Appointed as a Director of National Grid and of National Grid Company in 1995. Roger Urwin later became Chief Executive of National Grid Company and was then appointed Group Chief Executive in 2001. Prior to this he was chief executive of London Electricity plc, director of Engineering for Midlands Electricity Board and also held a number of appointments within the Central Electricity Generating Board. He is a non-executive director of The Special Utilities Investment Trust PLC and TotalFinaElf Exploration UK plc and is a fellow of the Royal Academy of Engineering. Age 56.

Stephen Box
Group Finance Director Appointed as a Director of National Grid and of National Grid Company in August 1997. He was formerly with Coopers & Lybrand, where he was a partner specialising in corporate finance. He is a non-executive director of Energis plc and of Michael Page International PLC and a member of the Financial Reporting Review Panel. Age 51.

Rick Sergel
Group Director, North America Appointed as a Director of National Grid in 2000, Rick Sergel is President, Chief Executive Officer and a Director of National Grid USA. Prior to this he was president and chief executive officer of New England Electric System (NEES) from 1998 until its acquisition by National Grid. His previous positions with NEES include senior vice president in charge of retail operations and unregulated ventures, vice president and treasurer. He serves as chairman of the board of the distribution companies owned by National Grid USA and is also a non-executive director of State Street Corporation. Age 52.

William Davis
Group Director and Chairman, National Grid USA Appointed as a Director of National Grid and Chairman of National Grid USA in 2002. Prior to this, he was chairman and chief executive of Niagara Mohawk from 1999 until its acquisition by National Grid. William Davis joined Niagara Mohawk in 1990 and became chairman and chief executive of Niagara Power Corporation in 1993. He was previously an executive deputy commissioner with the New York State Energy Office. He is a member of a number of boards and committees including The Business Council of New York State, Inc., Edison Electric Institute, Energy Association of New York, Utilities Mutual Insurance, Inc. and Syracuse University. Age 60.

Steven Holliday
Group Director, UK and Europe Appointed as a Director of National Grid and Chief Executive of National Grid Company in 2001. Steven Holliday was formerly an executive director of British Borneo Oil and Gas. Prior to this he spent 19 years with the Exxon Group, where he held senior positions in the operations and business development areas. Age 45.

Edward Astle
Group Director, Telecommunications Appointed as a Director of National Grid in 2001. Edward Astle was managing director of BICC Communications from 1997 to 1999. Prior to this he spent eight years with Cable & Wireless, the last two on the main board responsible for their international businesses. He is non-executive chairman of 3G Lab Ltd and a nonexecutive director of Energis plc andIntec TelecomSystems plc. Age 48.

National Grid Annual Report and Form 20-F 2001/02

Bob Faircloth
Non-executive Director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees Appointed as a Director of National Grid in 1995, Bob Faircloth was chief operating officer and an executive director of BTR until 1995 and a non-executive director until May 1998. Before joining BTR in 1980, Bob Faircloth held technical and management posts, mainly in petrochemicals and paper industries in Canada and Europe. He is engaged in international management consulting with involvement with international banks, industrial companies and government agencies. Age 65.

John Grant
Non-executive Director, Chairman of the Audit Committee and a member of the Nominations and Remuneration Committees Appointed as a Director of National Grid in 1995, John Grant is executive chairman of Hasgo Group Limited and of Peter Stubs Limited. He was chief executive of Ascot Plc from 1997 to June 2000, finance director of Lucas Industries plc (subsequently Lucas Varity plc) from 1992 to 1996 and held a number of senior executive positions during 25 years with Ford Motor Company, including vice president, Ford of Europe, director of corporate strategy, Ford USA and executive deputy chairman of Jaguar. He is also non-executive chairman of Cordex Plc and a non-executive director of Torotrak plc and Corac Group Plc. Age 56.

Bonnie Hill
Non-executive Director Appointed as a Director of National Grid in 2002. Prior to this, she was a non-executive director of Niagara Mohawk from 1991 until its acquisition by National Grid. Bonnie Hill is chair of the committee of corporate public policy and environmental affairs and a member of both the executive and compensation & succession committees. Prior to 2001, she was president and chief executive officer of The Times Mirror Foundation and was also senior vice president of the Los Angeles Times newspaper. She is involved in a variety of civic, educational and community bodies and serves on the boards of AK Steel Corporation, Hershey Foods Corporation and The Home Depot, Inc. She is president of B.Hill Enterprises, LLC, a consulting firm, and chief operating officer of Icon Blue, a brand marketing company. Age 60.

Fiona Smith
Company Secretary and General Counsel Appointed in 1996, Fiona Smith has been with National Grid since 1990 holding a number of positions within the legal team. Prior to this, she was a solicitor working both in private practice and then for South of Scotland Electricity Board. Age 43.

Paul Joskow
Non-executive Director and a member of the Audit Committee Appointed as a Director of National Grid in 2000, Paul Joskow was a director of New England Electric System (NEES) from 1987 until its acquisition by National Grid. He is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT), director of the MIT Centre for Energy and Environmental Policy Research, research associate of the US National Bureau of Economic Research and a fellow of the Econometric Society and of the American Academy of Arts and Sciences. He is also a trustee of the Putman Mutual Funds and a director of the Whitehead Institute of Biomedical Research. Age 54.

Richard Reynolds
Non-executive Director and a member of the Audit and Remuneration Committees Appointed as a Director of National Grid in 1998, Richard Reynolds was a director of GEC from 1986 to 1995, responsible for their telecommunications interests. He is currently chairman of Wavionix Software Limited and is also a non-executive director of G.B. Group plc. Age 63.

National Grid Annual Report and Form 20-F 2001/02

Directors’ report

The Directors of National Grid Group plc present their report and accounts for the financial year ended 31 March 2002.

Incorporation of the Company

Original holding	New holding
company	company

April 1990 originally incorporated under the name The National Grid Holding plc

November 1995 re-named The National Grid Group plc

11 July 2000 company incorporated as Intercede 1610 Limited

27 July 2000 re-named National Grid Group plc

30 August 2000 changed its name to New National Grid Limited

29 November 2000 became New National Grid plc

31 January 2002 following a Scheme of Arrangement became a subsidiary within the Group and re-named National Grid Holdings One plc	31 January 2002 following a Scheme of Arrangement became the new holding company for the Group and changed its name to National Grid Group plc

Ordinary shares in the original holding company were admitted to the Official List of the London Stock Exchange in December 1995. Ordinary shares in the new holding company were admitted to trading on 1 February 2002. The Secretary of State for Trade and Industry holds a Special Share in National Grid, further details of which are given in note 22 to the accounts.

National Grid’s American Depositary Shares were listed on the New York Stock Exchange on 7 October 1999. In March 2000, National Grid was registered as a holding company under the US Public Utility Holding Company Act of 1935.

The Company’s agent in the US is Lawrence J. Reilly, National Grid USA, 25 Research Drive, Westborough, MA 01582.

Financial results

The financial results of the Group are set out on pages 17 to 27 of this document.

Dividends

An interim dividend of 6.46 pence net per ordinary share was paid on 15 January 2002 to shareholders who were on the share register on 30 November 2001. The Directors are recommending a final dividend for 2001/02 of 9.58 pence net per ordinary share. Subject to approval by shareholders at the Annual General Meeting, the final dividend will be paid on 15 August 2002 to shareholders on the share register on 7 June 2002 and will bring the total ordinary dividend for the year to 16.04 pence net per ordinary share.

Share capital

Changes in National Grid’s share capital during the year are set out in note 22 to the accounts.

Substantial shareholdings

As at 29 May 2002, National Grid had been notified of the following interests in 3 per cent or more of its issued share capital:

The Capital Group Companies, Inc.	8.10
HSBC Investment Bank plc*	3.17
Deutsche Bank AG London*	3.15
Prudential plc	3.10

*National Grid has been notified that HSBC Investment Bank plc, Deutsche Bank AG London and Credit Suisse First Boston Equities Limited have each hedged their economic risk to National Grid shares pursuant to structured derivative transactions entered into with the Olayan Group. As a result of these transactions, the Olayan Group has an economic exposure to some 9.09 per cent of National Grid’s issued shares.

No further notifications have been received.

Directors

The names of the Directors of National Grid, with brief biographical details, are given on pages 28 and 29. At no time during the year has any Director had any material interest in a contract within the Group, being a contract of any significance in relation to the Group’s business. Details of the Directors’ remuneration, terms and conditions of service and interests in National Grid shares are given on pages 34 to 38 of this document.

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

In the UK, applications for employment from disabled people are welcomed and given full and fair consideration. If any employee becomes disabled, every effort is made to continue their employment, including retraining.

In the US, National Grid is committed to making reasonable accommodation for known physical or mental limitations of qualified individuals with disabilities. “Reasonable accommodation” is based on various factors including, but not limited to, the nature and cost of the accommodation and the impact of the accommodation on the operation of the facility, including its impact on the ability to conduct business.

Investors in People accreditation for the Group’s UK operations was received in November 2000.

National Grid operates equity participation arrangements for employees, including Sharesave in the UK. Almost all US employees are investors in National Grid through the employee incentive thrift plans.

National Grid Annual Report and Form 20-F 2001/02

Pensions litigation

On 4 April 2001, the House of Lords delivered its decision on an appeal brought by National Grid concerning the use of the surplus in its section of the Electricity Supply Pension Scheme (ESPS). The House of Lords found in favour of National Grid and confirmed that its use of the surplus was entirely lawful and proper. The House of Lords decision concluded this extended litigation, which arose from complaints made by two pensioners in 1995 about National Grid’s actions in relation to the 1992 surplus. International Power (formerly National Power) was also successful in a parallel case.

Research and development

Expenditure on research and development in 2001/02 was £6.2 million compared with £8.1 million 2000/01 and £7.8 million in 1999/2000.

Payments to suppliers

National Grid is a signatory to the CBI Code of Prompt Payment and has procedures to ensure the payment of bills in accordance with contract terms. Copies of the CBI Code of Prompt Payment may be obtained from the CBI, Centre Point, 183 New Oxford Street, London WC1A 1DU.

The average creditor payment period at 31 March 2002 for The National Grid Company plc, the principal UK operating company within the Group, was 35 days (at 31 March 2001: 28 days).

Donations

In the UK, charitable donations of £179,300 were made in 2001/02. In addition to this contribution to charitable organisations via the Charities Aid Foundation, National Grid provides financial and in-kind support to many other organisations through its community involvement programme.

In the US, charitable donations of $3,153,505 were made in 2001/02.

No donations were made in the UK and EU for the purposes of the Political Parties, Elections and Referendums Act 2000.

Auditors

The auditors of National Grid, PricewaterhouseCoopers, have expressed their willingness to remain in office. A resolution for their reappointment will be proposed at the Annual General Meeting.

Annual General Meeting

National Grid’s Annual General Meeting will be held on Tuesday 23 July 2002. Details are set out in a separate Notice of Annual General Meeting.

On behalf of the Board

Fiona B Smith
Group General Counsel and Company Secretary
29 May 2002

Registered Office: 15 Marylebone Road, London NW1 5JD
Registered in England and Wales No. 4031152

National Grid Annual Report and Form 20-F 2001/02

Directors’ report – Corporate governance

Corporate governance is the system by which companies are directed and controlled.

UK listed companies are required to include a statement on corporate governance in their annual reports. This statement must include a narrative statement on how the principles of the Combined Code have been applied and whether or not the company has complied throughout the year with all of the provisions set out in the Combined Code. The Combined Code is appended to the Listing Rules of the UK Listing Authority.

The following statement sets out how National Grid approaches the issue of corporate governance.

Code of Business Practice

To ensure effective corporate governance within National Grid a Code of Business Practice was established. This Code was constructed around the Principles of Good Governance contained in the Combined Code. To help ensure consistent practice Group Wide Policy Statements were also introduced. These provide guidance for management and staff throughout the Group on the principles, controls and codes of conduct that have been established.

Compliance with the Principles

UK listed companies are also required to state in their annual report if they have complied throughout the year with all of the detailed provisions of the Combined Code. If they have not they must explain why.

National Grid has complied with all of the provisions of the Combined Code throughout the year except for that requiring the appointment of a senior non-executive director. National Grid considers that the independent Non-executive Chairman is the appropriate point of contact for shareholders with concerns about the management of the Group, and for this reason does not think it necessary to appoint a separate senior non-executive director.

Directors

National Grid has a separate independent Non-executive Chairman. The Group Board consists of the Chairman, the Group Chief Executive and also includes five other Executive Directors and five independent Non-executive Directors. The Board meets at least eight times a year, holding additional meetings when necessary. The Board must approve certain decisions such as the start-uporthe acquisition of a new company or any activity in a new territory. The Board also monitors environmental and safety matters throughout the Group.

Board members each receive regular and ad hoc reports about Group activities and have the right and duty to make further enquiries if they think it necessary.

The Board has established a Nominations Committee which recommends the reappointment of existing directors and selects and proposes the appointment of new directors to the Board.

Any new Director to the Board must retire at the first AGM following their appointment and seek reappointment by the shareholders. National Grid’s Articles of Association also require that each Director must retire and seek reappointment by shareholders at least once every three years.

Directors’ remuneration

National Grid has a Remuneration Committee comprising three independent Non-executive Directors. Their aim is to design packages to attract, retain and motivate high calibre directors. The Committee understands it is important both to link reward to performance and to use a range of incentives. The Directors’ report on Remuneration on pages 34 to 38 includes National Grid’s policy on remuneration and the details of the remuneration of each Director.

Relations with shareholders

National Grid has regular meetings with institutional investors, fund managers and financial analysts to ensure that its aims are understood. National Grid is also seeking discussions with its investors on topics such as corporate governance and sustainability.

National Grid’s AGM each year includes a presentation of the year’s financial results and allows time for questions from shareholders. Directors also discuss relevant matters with shareholders both before and after the meeting.

Accountability and audit

The Directors are responsible for making sure that the annual report and the accounts give a balanced and understandable presentation of the Group’s position and prospects.

The Audit Committee considers the scope and extent of internal audit and reports annually to the Board on this function. The Audit Committee meets at least four times a year and the Group Chief Executive and Group Finance Director are invited to attend. The Committee has at least one private meeting with the external auditors with management excluded. The Committee also considers the re-appointment of the auditors each year.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors in order to ensure that a proper balance is maintained between objectivity and value for money. The Audit Committee has reviewed the auditors’ remuneration set out in note 3 to the accounts on page 51 and is satisfied that it is proper and reasonable, having regard to the following considerations:

•	substantial non-audit expenditure is associated with work incremental to the statutory audit or with accounting, taxation and regulatory issues which are so closely allied to the mainstream audit that, in the Audit Committee’s view, it would be contrary to National Grid’s strategic and financial interests to seek advice from sources other than the external auditors;

•	other consultancy work is awarded on the basis of the skills and value for money offered by advisers, including the external auditors, and all costs are subject to close scrutiny; and

•	the objectivity and independence of the external auditors is ensured by their compliance with their own professional codes of conduct and by their internal procedures, including “Chinese Wall” arrangements and the regular rotation of key audit staff.

National Grid Annual Report and Form 20-F 2001/02

Internal control

National Grid’s system of internal control helps to safeguard shareholders’ investment and the Group’s assets and is designed to manage, rather than to eliminate, material risks to the achievement of business objectives. The Board is responsible for the Group’s system of internal control and for reviewing its effectiveness, recognising that any such system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and that it has been in place throughout the year and continues in operation to date. This process accords with the Turnbull working party guidance (published September 1999) and with the ABI Disclosure Guidelines on Socially Responsible Investment (published October 2001) which focus on Social, Ethical and Environmental risks.

Energis, being a separately listed company, is independent from National Grid and must comply with reporting requirements in its own right.

The ongoing process for identifying, evaluating and managing significant risks promotes, where practicable, both a top-down and bottom-up assessment of risk.

•	The top-down assessment has involved the Executive Directors and has resulted in a balanced and robust identification and consideration of cross-organisation risk themes.

•	The bottom-up assessment has been undertaken as part of the business planning cycle and has resulted in a detailed analysis of specific risk areas captured in the form of a risk register.

Subsequently, both elements have been pulled together through the production of a Schedule of Board-level risks. This Schedule has been considered and endorsed by the Audit Committee.

Any material changes to the risks and associated actions contained in the Schedule of Board-level risks and business risk registers are reported through the periodic reporting process. In addition, quarterly meetings are held with Executive Directors specifically to review and discuss key changes in risk profiles.

Recognising that the implementation of risk management is an iterative process and subject to continuing improvement, we continue to raise risk and control awareness and embed good risk management principles throughout the expanding Group. In December 2001, a dedicated risk management intranet site was rolled out within the UK. This site will soon be housed on a Group extranet, thereby making it accessible to the rest of the organisation. Throughout the year, contact was made with a number of UK listed companies in order to share best practices and challenge our understanding of concepts such as risk bearing capacity and tolerance. Progress has continued to be monitored by a risk steering group chaired by the Group General Counsel and Company Secretary.

Our plans for the year ahead are being formed. Two key actions are noted below.

•	We will integrate the process for identifying, evaluating and managing risk within the US business we acquired in January 2002 (Niagara Mohawk in New York).

•	We are taking steps to raise the visibility around our existing compliance activities and to report material compliance obligations and associated management controls to the Executive Directors and the Audit Committee.

The Board, through the Group Executive Committee and Audit Committee, regularly reviews the effectiveness of internal control, including the process for identifying, evaluating and managing significant risks, through the assurance mechanisms shown below. Any material matters arising are reported to the Board.

Throughout the year

Group Executive Committee considers:

•	periodic business reports from all operating companies

•	the top-down strategic plan for the Group and the bottom- up business plans of the operating companies

•	all proposals for material capital and revenue spend, including new business development

•	reports from management on key risk areas including, where appropriate, any material control weaknesses and failings and actions taken to address them.

Audit Committee considers:

•	external and internal audit work plans

•	audit work plans for health, safety and environmental management

•	summary reports from external and internal assurance providers on significant matters arising

•	specific reports from management on the actions taken to manage key risk areas and, if applicable, to address material control weaknesses and failings

•	the performance of the external auditors and external audit.

At the end of each financial year

Group Executive Committee considers:

Annual statements on risk management and internal control provided by all operating companies that highlight:

•	how risk management has been made more viable in the business

•	how management has addressed key risks and any significant control issues in the course of the year

•	the key changes in risk profile since the start of the year.

Audit Committee considers:

Specific reports on:

•	significant corporate governance and legal matters

•	risk management

•	health, safety and environmental management

•	internal audit issues and the effectiveness of the risk management process

•	external audit issues.

National Grid Annual Report and Form 20-F 2001/02

Directors’ report – Remuneration

Composition and role of the Remuneration Committee

The Remuneration Committee consists exclusively of independent Non-executive Directors. It is chaired by Bob Faircloth, and its other members are John Grant and Richard Reynolds.

The Remuneration Committee is responsible for determining all aspects of Executive Directors’ compensation, drawing on advice from both external independent remuneration consultants (New Bridge Street Consultants and Towers Perrin) and internal expertise. The Non-executive Chairman and the Group Chief Executive are invited to attend meetings to provide strategic advice on the impact of remuneration policies, but neither participate in any discussion on their own remuneration.

The Board has accepted all of the Remuneration Committee’s recommendations made throughout the year.

The Remuneration Committee has decided, with the approval of the Board, to put the Remuneration Committee Statement to a shareholder vote at the Annual General Meeting.

At the Extraordinary General Meeting on 23 July 2002 shareholders will be asked to approve a new Performance Share Plan which may form part of National Grid Transco’s senior level remuneration strategy going forwards. The new Plan, combined with National Grid’s existing incentive plans, will provide the new Remuneration Committee with the flexibility to incentivise Executive Directors and other senior executives to deliver exceptional company results through a range of stretching performance-related plans. Further details of the proposed National Grid Lattice Performance Share Plan 2002 are included in the Notice of Extraordinary General Meeting.

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

Executive Directors’ remuneration

Remuneration packages for Executive Directors consist of the following elements:

Base salary Base salaries are reviewed annually taking account of the median market position (against businesses of a similar size and complexity) and business and personal performance. Account is also taken of salary increases and employment conditions across the Group.

Incentives The Remuneration Committee recognises the importance of linking rewards to business and personal performance and considers that the following incentive arrangements provide a balance between short and long term incentives for National Grid:

•	annual bonus: a non-pensionable annual cash bonus of up to a maximum of 60 per cent of base salary can be paid to UK-based Executive Directors for the achievement of demanding financial, personal and quality of service targets. Rick Sergel and William Davis have a lower annual cash bonus maximum payment of 50 per cent of salary. Rick Sergel also participates in the National Grid USA Goals Program, an all-employee bonus plan that can pay up to 4.5 per cent of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel’s and William Davis’ cash bonuses are pensionable.

•	share matching plan: UK-based Executive Directors can invest a pre-determined part of any bonus in National Grid shares in return for receiving a matching award under this plan. Currently, UK-based Executive Directors are required to invest one-third of any annual cash bonus into this plan. At the end of three years (provided the Director is still employed and has retained the shares purchased from bonus) additional shares equal in number to the pre-tax value of the invested shares will be released to the individual. The participant will also receive a cash payment equal to the dividends that have been paid on the shares over the three year holding period. US executives, including Rick Sergel and William Davis, participate in this plan on a slightly different basis, in that an award calculated as a proportion of their cash annual bonus (60 per cent in the case of Rick Sergel and William Davis) is paid under this plan in National Grid shares or American Depositary Shares (ADSs) subject to a minimum three-year vesting period. For both UK and US based Directors, the combination of annual cash bonus payments and deferred Share Match awards is an effective annual bonus maximum payment of 80 per cent of base salary.

•	executive share options: the National Grid Executive Share Option Plan 2002 permits market value executive share options to be granted to a maximum value of 3 times base salary per annum. Grants of a greater value may be made in exceptional circumstances such as the appointment of a new Executive Director. At this time, the Remuneration Committee considers that the maximum market value of shares which will normally be placed under option to any UK-based individual in any 12 month period will be 1.5 times the individual’s base salary. The exercise of executive share options granted during the year is subject to National Grid’s total shareholder return (TSR) relative to that of a group of approximately 20 UK and US utility companies, over a period of at least three years. Options up to the value of an individual’s base salary become exercisable in full if National Grid’s TSR is at least median. Options in excess of one times base salary are exercisable on a sliding scale and are only exercisable in full if National Grid’s TSR is in the upper quartile of the comparator group. If not fully satisfied on the third anniversary, the condition may be retested, from the same base, on the fourth and fifth anniversaries of grant.

•	Sharesave: Executive Directors resident in the UK are eligible to participate in all-employee Sharesave schemes (subject to eligibility based on service).

•	US Incentive Thrift Plan: Rick Sergel and William Davis participate in a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid USA. Employees who contribute 6 per cent or more of their base salary are provided with an employer matching contribution based upon fixed formulae. The formulae vary between certain employee groups. Rick Sergel is eligible to receive an employer match of 5 per cent of his base salary and William Davis is eligible to

National Grid Annual Report and Form 20-F 2001/02

receive an employer match of 3 per cent of his base salary under the plan. There are Federal limits on the amount of pre-tax contributions an employee can make into the plan as well as the amount of compensation that can be used to calculate benefits under the plan.

Pensions UK-based Executive Directors are members of the National Grid section of the Electricity Supply Pension Scheme (ESPS), to which they currently contribute 3 per cent of base salary per annum up to the Inland Revenue limits. The normal employee contribution is 6 per cent of salary but all employees currently benefit from a reduction in contributions. The Pension Scheme’s main features in respect of Executive Directors are: normal retirement at age 60; pension at normal retirement age of two-thirds final salary subject to completion of 20 years’ service (although Directors may retire early from age 55 with a reduction in pension); death-in-service payment of four times pensionable salary; spouse’s pension of two-thirds Director’s pension on death; discretionary payment of dependant’s pension if there is no surviving spouse; pension increased by inflation by up to 5 percent per annum and, for Directors affected by the ‘earnings cap’, the Company may provide benefits on salary above the cap on a partially funded basis.

Rick Sergel and William Davis participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. Rick Sergel’s benefit is calculated using formulae based upon years of service and highest average compensation over five consecutive years. William Davis’s benefit is under a cash balance arrangement that credits employer contributions during each year of employment in an amount based upon service time and compensation. In addition, cash balances receive annual earnings credits. William Davis is entitled to a minimum benefit which is calculated using a formula based upon years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements applicable to Rick Sergel and William Davis generally take into account salary, bonuses and incentive share awards, but not share options. Normal retirement age is 65. Pursuant to the executive supplemental plan, however, unreduced benefits may be payable at age 55. The plans also provide for a spouse’s pension, the value of which is based upon the participant’s benefit at death. Benefits under these arrangements do not increase after commencement upon retirement.

Directors’ remuneration

The remuneration of individual Directors for the year ended 31 March 2002 is set out below:

	Base				Total emoluments
	salary	Annual			(excluding pension)
	and fees	bonus	[1]	Benefits	2001/02	2000/01
	£000	£000		£000	£000	£000

Chairman
James Ross	143	–		22	165	120
(Non-executive Director)

Executive Directors
Roger Urwin	500	267		27	794	436
Edward Astle[2]	181	94		9	284	–
Stephen Box	350	155		27	532	455
William Davis[3]	83	54		2	139	–
Wob Gerretsen[4]	–	–		–	–	259
Steven Holliday[5]	270	146		28	444	1
David Jones[6]	–	35		–	35	665
Rick Sergel	486	224		18	728	620

Non-executive Directors
Bob Faircloth	42	–		–	42	30
John Grant	35	–		–	35	30
Bonnie Hill[3]	4	–		–	4	–
Paul Joskow	57	–		–	57	45
Richard Reynolds	55	–		–	55	50

Total	2,206	975		133	3,314	2,711

1	Total cash bonus paid includes amounts invested by Directors in the Share Match Scheme and in the case of Stephen Box, an ex-gratia payment of £1,107 in respect of dividends on Matching Shares. For US Directors, the total cash paid does not include deferred share awards.
2	Appointed to the Board on 1 September 2001.
3	Appointed to the Board on 11 February 2002.
4	Died on 19 October 2000.
5	Appointed to the Board on 30 March 2001.
6	Resigned from the Board on 31 March 2001. During the year David Jones received ex-gratia payments of £35,353 in respect of dividends on Matching Shares exercised.

The total remuneration of Roger Urwin, the highest-paid Director during the year, was £794,195 (2001: David Jones, £665,440).

National Grid Annual Report and Form 20-F 2001/02

Directors’ report – Remuneration continued

Pension benefits earned by individual Executive Directors in 2001/02 were as follows:

			Increase
			to accrued
			pension
	Age at	Directors'	during year	Accrued pension
	31 March	contributions	(net of	as at 31 March
	2002	during year	inflation)	2002	[1]	2001
		£000	£000	£000		£000

Roger Urwin	56	15	137	300		160
Edward Astle[2]	48	5	6	6		–
Stephen Box	51	11	17	54		36
William Davis[3]	60	–	–	458		–
Steven Holliday	45	8	9	9		–
Rick Sergel	52	–	77	347		270

1	Accrued pension represents the pension that would be paid annually at age 60 if the Director resigned on 31 March 2002.
2	Edward Astle was appointed to the Board in September 2001.
3	William Davis was appointed to the Board in February 2002. As part of the Niagara Mohawk acquisition, a lump sum of £6,265,202 was paid into the Niagara Mohawk’s Supplemental Executive Retirement Plan, any future pension benefits payable by National Grid shall be offset by the annuity value of this lump sum payment.
4	Rick Sergel’s entitlement to accrued pension as at 31 March 2001 was previously understated as £229,234. This error was due to not correctly factoring in pensionable bonus payments.

Non-cash benefits The Company provides competitive benefits such as a fully expensed car or cash alternative in lieu of car, chauffeur, private medical insurance, life assurance and long term ill-health insurance to the Executive Directors.

US Executive Directors also receive financial counselling. Taxable benefits, such as hotel expenses, have also been incurred by certain Executive Directors directly in relation to the relocation of the Group’s head office.

Service contracts Service contracts for Executive Directors are set at one year’s notice. The application of longer contract periods at appointment, reducing after an initial period, is considered appropriate by the Board to recruit and retain key executives. In this regard, the initial periods of Rick Sergel’s, Steven Holliday’s and Edward Astle’s contracts were for fixed periods of three, two and two years respectively. These terms reduce to one year rolling from March 2002 for Rick Sergel and Steven Holliday, and from September 2002 for Edward Astle. William Davis’ contract is for a fixed period of two years.

Share ownership guidelines Executive Directors are encouraged to build up and retain a shareholding of one times annual base salary and that, as a minimum, this should be achieved by retaining 50 per cent of the after tax gain on any options exercised through the executive share plans.

Non-executive Directors’ remuneration

Non-executive Directors receive an annual fee of £30,000 with an additional £5,000 payable for committee chairmanship. Richard Reynolds receives a fee of £25,000 in respect of additional duties as a member of the Supervisory Board of Intelig and Paul Joskow receives a fee of $30,000 in respect of strategic advice he provides on regulatory issues to National Grid USA. A fee of £1,000 is paid for each Board meeting that Non-executive Directors attend outside of their country of residence.

The Non-executive Chairman receives an annual fee of £175,000.

Non-executive fees are determined by the Board, or by a Committee authorised by the Board, subject to the limits applied by National Grid’s Articles of Association.

National Grid Annual Report and Form 20-F 2001/02

Directors’ interests in share options

Directors’ interests in share options over the ordinary shares of National Grid are as follows:

	Options	Options		Options	Options	Exercise
	held at	exercised		granted	held at	price per
	1 April	during		during	31 March	share
	2001	the year		the year	2002	(pence)	Normal Exercise period

Roger Urwin
Executive	169,340	–		–	169,340	280.50	Sep 2000	Sep 2007
	91,656	–		–	91,656	375.75	June 2001	June 2008
	22,098	–		–	22,098	455.25	June 2002	June 2009
	33,867	–		–	33,867	531.50	June 2003	June 2010
	–	–		133,214	133,214	563.00	June 2004	June 2011

Share Match[1]	4,047	–		–	4,047	All-100.0	June 2001	June 2005
	3,884	–		–	3,884	in total	Jan 2002	June 2006
	3,859	–		–	3,859		Jan 2002	June 2007
	–	–		5,635	5,635		June 2004	June 2008

Sharesave	–	–		3,692	3,692	457.00	Sep 2006	Feb 2007

Total	328,751	–		142,541	471,292

Edward Astle
Executive	–	–		193,952	193,952	479.50	Sep 2004	Sep 2011

Total	–	–		193,952	193,952

Stephen Box
Executive	160,427	–		–	160,427	280.50	Sep 2000	Sep 2007
	93,147	–		–	93,147	375.75	June 2001	June 2008
	43,931	–		–	43,931	455.25	June 2002	June 2009
	37,630	–		–	37,630	531.50	June 2003	June 2010
	–	–		93,250	93,250	563.00	June 2004	June 2011

Share Match[1]	2,955	2,955	[2]	–	–	All-100.0	June 2001	June 2005
	3,844	–		–	3,844	in total	Jan 2002	June 2006
	4,122	–		–	4,122		Jan 2002	June 2007
	–	–		6,134	6,134		June 2004	June 2008

Sharesave	3,125	3,125	[3]	–	–	312.00	Sep 2001	Feb 2002

Total	349,181	6,080		99,384	442,485

Steven Holliday
Executive	150,000	–		–	150,000	540.00	Mar 2004	Mar 2011
	–	–		71,936	71,936	563.00	June 2004	June 2011

Share Match[1]	–	–		–	–

Sharesave	–	–		3,692	3,692	457.00	Sep 2006	Feb 2007

Total	150,000	–		75,628	225,628

Rick Sergel
Executive	201,845	–		–	201,845	566,50	Mar 2003	Mar 2010
	–	–		134,321	134,321	563.00	June 2004	June 2011

Share Match[1]	–	–		–	–

Thrift Plans	–	–		–	–

Total	201,845	–		134,321	336,166

Total	1,029,777	6,080		645,826	1,669,523

1	Share Match options granted during the year relate to the annual bonus paid for the financial year ended 31 March 2001. As a result of the Scheme of Arrangement, Share Match Options awarded in 1999 and 2000 became exercisable on 31 January 2002.
2	The closing mid-market price of an ordinary share in National Grid on 30 July 2001, the date on which Stephen Box exercised his Share Match grant, was 464.0 pence. Stephen Box retained his residue of the shares after payment of tax.
3	The closing mid-market price of an ordinary share in National Grid on 3 September 2001, the date on which Stephen Box exercised his Sharesave options, was 475.5 pence. Stephen Box retained the shares.
4	The aggregate gain on the exercise of share options by Directors during the year was £19,162.
5	The closing mid-market price of an ordinary share in National Grid on 28 March 2002, the last day of trading in the 2001/02 financial year, was 463.3 pence. The range during the period 1 April 2001 to 31 March 2002 was 581.0 pence (high) and 417.3 pence (low).

National Grid Annual Report and Form 20-F 2001/02

Directors’ report – Remuneration continued

At the completion of the Niagara Mohawk acquisition William Davis held Stock Appreciation Rights (SARs) over Niagara Mohawk shares which he chose to roll-over into SARs over National Grid American Depositary Shares (ADSs). Each SAR ADS constitutes a notional right over 5 National Grid shares. At exercise a cash payment equivalent to the growth in value of the SAR over the exercise price will be paid.

	Options	Options	Options	Options
	held at	exercised	granted	held at	Exercise
	1 April	during	during	31 March	price per
	2001	the year	the year	2002	SAR$	Normal Exercise period

William Davis
SARs	–	–	58,629	58,629	26.20	Aug 1998	Dec 2008
			58,629	58,629	26.20	Aug 1998	Dec 2008
			52,766	52,766	23.04	Jan 2000	Dec 2010

Total			170,024	170,024

Directors’ beneficial interests

The Directors’ beneficial interests (which include those of their families) in the ordinary shares of National Grid are shown below: (All interests at 1 April 2001 were in National Grid Group plc ordinary shares of 11 13/17 pence each. Following the Scheme of Arrangement on 31 January 2002 all interests are in National Grid Group plc ordinary shares of 10 pence each.)

			Options over	Options over
	Ordinary shares at	Ordinary shares at	ordinary shares at	ordinary shares at
	31 March 2002	1 April 2001	31 March 2002	at 1 April 2001

James Ross	19,000	19,000	–	–
Roger Urwin	147,920	144,539	471,292	328,751
Edward Astle	–	–	193,952	–
Stephen Box	18,459	6,552	442,485	349,181
William Davis	11,520	–	–	–
Bob Faircloth	–	–	–	–
John Grant	10,000	10,000	–	–
Steven Holliday	–	–	225,628	150,000
Paul Joskow	5,000	5,000	–	–
Richard Reynolds	10,000	10,000	–	–
Rick Sergel	2,763	1,257	336,166	201,845

On 23 April 2002, the Trustee of the National Grid USA Incentive Thrift Plan, purchased additional ADSs increasing Rick Sergel’s total interest to the equivalent of 2,937 ordinary shares.
There has been no other change in the beneficial interests of the Directors in the ordinary shares of National Grid between 1 April 2002 and 29 May 2002. Each of the Executive Directors (Roger Urwin, Edward Astle, Stephen Box, Steven Holliday, and Rick Sergel), excepting William Davis, was, for Companies Act 1985 purposes, deemed to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust (“QUEST”) and the National Grid 1996 Employee Benefit Trust and thereby to have an interest in the 12,484,040 National Grid ordinary shares held by the QUEST and the 745,327 National Grid ordinary shares held by the 1996 Employee Benefit Trust as at 31 March 2002.

National Grid Annual Report and Form 20-F 2001/02

Directors’ responsibilities	40
Independent auditors’ report	41
Accounting policies	42
The accounts
Group profit and loss account	44
Balance sheets	45
Group cash flow statement	46
Notes to the accounts	47
Glossary of terms	83

National Grid Annual Report and Form 20-F 2001/02

Directors’ responsibilities

Directors’ responsibilities for the preparation of the Group accounts

The Directors are required to prepare Group accounts for each fiscal year, which present fairly, in all material respects, the consolidated financial position of the Group at the fiscal year end and the consolidated results of operations and cash flows of the Group for that period.

The Directors are also required to consider whether, in preparing the Group accounts for the fiscal years shown on pages 42 to 82 the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. They also consider whether all accounting principles which they consider to be applicable have been followed and ascertain whether it is appropriate for the Group accounts to be prepared on the going concern basis.

The Directors are responsible for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the Group accounts comply with the UK Companies Act 1985. They are also responsible for taking such steps that are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

National Grid Annual Report and Form 20-F 2001/02

Independent auditors’ report to the shareholders of National Grid Group plc

Independent auditors’ report to the members of National Grid Group plc
We have audited the accounts which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the related notes on pages 42 to 82, and the Director’s remuneration disclosures on pages 34 to 38.

Respective responsibilities of Directors and auditors
The Directors’ responsibilities for preparing the Annual Report, the Report on Form 20-F and the accounts in accordance with applicable United Kingdom and United States laws and Accounting Standards are set out in the statement of Directors’ responsibilities.

Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board (APB), and the Listing Rules of the United Kingdom Financial Services Authority.

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

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only the Directors’ report, the Chairman’s statement, the Operating and financial review and the Corporate governance statement.

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

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

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

United Kingdom Opinion
In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group at 31 March 2002 and the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

United States Opinion
In our opinion the accounts present fairly, in all material respects, the consolidated financial position of the Group at 31 March 2002 and 2001 and the results of its operations and its cash flows for the years ended 31 March 2002, 31 March 2001 and 31 March 2000 all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in note 1 to the accounts, during the year ended 31 March 2002 the Group adopted Financial Reporting Standard 19 “Deferred tax” and has also adopted a revised presentation of the minority interests’ share of the results of associated undertakings. Prior year numbers have been restated.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the net income for the years ended 31 March 2002, 31 March 2001 and 31 March 2000, and consolidated shareholders’ equity at 31 March 2002 and 2001, all expressed in pounds sterling, as shown in the summary of differences between United Kingdom and United States generally accepted accounting principles set out in note 32 to the accounts.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
29 May 2002

National Grid Annual Report and Form 20-F 2001/02

Accounting policies

a     Basis of preparation of accounts
The accounts are prepared under the historical cost convention and in accordance with applicable UK accounting and financial reporting standards.

The accounts have been prepared in accordance with UK GAAP, which differs in certain significant respects to US GAAP. A summary of the main differences between UK and US GAAP is set out in note 32.

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

During the year, the Group has adopted FRS 18 “Accounting Policies” and FRS 19 “Deferred Tax”. There has been no material impact to the Group of adopting FRS 18. The impact of adopting FRS 19 is shown in note 1.

The Group is following the transitional arrangements of FRS 17 “Retirement Benefits”. The required disclosures are shown in note 7. Full adoption of the standard is required by the year ended 31 March 2004.

b     Basis of consolidation
The Group accounts include the accounts of the Company and all its subsidiary undertakings, (“Group undertakings”), together with the Group’s share of the results and net assets or liabilities of its associate and joint ventures (“associated undertakings”), less any provision for impairment. An associated undertaking is an entity in which the Group has a participating interest and over which it exercises a significant influence.

The accounts of Group and associated undertakings used for consolidation are generally made up to 31 March. However, where this has not been practical, the results of certain Group undertakings and joint ventures have been based on their accounts to 31 December.

The results of newly acquired Group and associated undertakings are included in the Group accounts from the date the Group acquires control or, in respect of associated undertakings, an equity interest which enables it to exercise a significant influence. The results of Group businesses and associated undertakings are included in the Group accounts up to the date that control or the exercise of significant influence, as appropriate, is relinquished.

In respect of the results included in the Group accounts for the year ended 31 March 2002 for the associate (“Energis”), the Group accounts only include the Group’s share of the unaudited results for the six month period ended 30 September 2001. The results of Energis for the year ended 31 March 2002 were not available at the date the Group accounts were signed.

During the year National Grid Group plc (formerly New National Grid plc) was introduced as the new holding company of the National Grid Group by way of a Scheme of Arrangement under section 425 of the Companies Act 1985. This has been accounted for as a group reconstruction and merger accounting principles have been applied, as if the company had always been the holding company of the Group.

c     Goodwill
Goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and amortised through the profit and loss account over its estimated useful economic life – up to 20 years.

d     Foreign currencies
The results of the Group’s overseas operations are translated into sterling at weighted average rates of exchange. Assets and liabilities in foreign currencies are generally translated at the rates of exchange ruling at the balance sheet date. In respect of certain assets or liabilities that are matched by an exact and directly related forward exchange derivative, the relevant asset or liability is translated at the rate of exchange under the related derivative.

Exchange differences arising on the translation of the opening net assets of overseas operations, the re-translation of the retained earnings of overseas operations from average to closing rates of exchange and the translation of foreign currency borrowings or derivatives taken to hedge overseas assets are taken directly to reserves. Tax charges or credits arising on such items are also taken to reserves.

All other exchange differences and related tax charges or credits are taken to the profit and loss account and disclosed separately where deemed exceptional.

e     Deferred taxation
Deferred taxation is provided in full on all material timing differences, with certain exceptions. No provision for deferred taxation is made for any timing differences on non-monetary assets arising from fair value adjustments, except where there is a binding agreement to sell the assets concerned. However, no provision is made where it is more likely than not that any taxable gain will be rolled over into replacement assets.

Deferred tax assets are only recognised to the extent that their recovery is considered more likely than not.

Deferred tax balances have not been discounted.

National Grid Annual Report and Form 20-F 2001/02

f     Tangible fixed assets and depreciation
Tangible fixed assets are included in the balance sheet at their cost less accumulated depreciation. Costs include payroll and finance costs incurred which are directly attributable to the construction of tangible fixed assets.

No depreciation is provided on freehold land and assets in the course of construction. Other tangible fixed assets are depreciated, principally on a straight line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on an annual basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of tangible fixed assets are, in general, as follows:

Years

Plant and machinery
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Electricity interconnector plant	15 to 25
Gas plant – mains and services	45 to 65
Gas plant – metering, measuring and regulating equipment	33 to 40
Freehold and leasehold properties	up to 65
Motor vehicles and office equipment	3 to 5

g     Stocks
Stocks which primarily comprise of consumable stores are valued at cost less provision for obsolescence.

h     Regulatory assets
Regulatory assets established in accordance with the principles of SFAS 71 “Accounting for the Effects of Certain Types of Regulation” are recorded as debtors, if they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to a third party (note 15).

i     Decommissioning
Decommissioning liabilities, based on discounted future estimated expenditures expected to be incurred, are provided for in full and a corresponding tangible fixed asset or regulatory asset is also recognised.

j     Turnover
Turnover primarily represents the amounts derived from the supply and generation of energy and the provision of related services, including the recovery of stranded costs (note 2). Turnover includes an assessment of energy supplied to customers between the date of the last meter reading and the year end, excludes inter-business and inter-company transactions, and is stated net of value added tax and similar sales-based taxes.

k     Pensions and other post-retirement benefits
The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the schemes. Variations from the regular cost are allocated over the estimated average remaining service lives of current employees.

l     Leases
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

m     Financial instruments
Derivative financial instruments (“derivatives”) are used by the Group mainly for the management of its interest rate and foreign currency exposures and commodity price risks in respect of expected energy usage. The principal derivatives used include interest rate swaps, currency swaps, forward foreign currency agreements and indexed swap contracts relating to the purchase of energy.

All transactions are undertaken or maintained to provide a commercial hedge of the interest, currency or commodity price risks associated with the Group’s underlying business activities and the financing of those activities. Amounts payable or receivable in respect of interest rate swaps are recognised in the profit and loss account over the economic lives of the agreements or underlying position being hedged, either within net interest or disclosed separately where deemed exceptional.

Currency swaps and forward currency agreements are translated at the rate of exchange prevailing at the balance sheet date with the corresponding exchange adjustment being dealt with in reserves or the profit and loss account as appropriate.

Those derivatives, relating both to interest rates and/or currency exchange, that are directly associated with a specific transaction and exactly match the underlying cash flows relating to the transaction are accounted for on the basis of the combined economic result of the transaction including the related derivative.

Indexed linked swap contracts relating to the purchase of energy are marked to market and a corresponding movement in the value of a related regulatory asset is also recognised.

National Grid Annual Report and Form 20-F 2001/02

The accounts

Group profit and loss account		2002		2001		2000
for the years ended 31 March				(restated)		(restated)
	notes	£m		£m		£m

Turnover, including share of joint ventures		4,660.3		4,004.1		1,677.5
Less: share of joint ventures’ turnover (continuing operations)		(259.3)		(204.4)		(62.8)

Group turnover

– continuing operations		3,921.9		3,799.7		1,614.7
– acquisition		479.1		–		–

	2a	4,401.0		3,799.7		1,614.7
Operating costs	3	(3,893.6)		(3,094.2)		(1,042.9)

Operating profit of Group undertakings

- continuing operations		505.7		705.5		571.8
– acquisition		1.7		–		–

	2b	507.4		705.5		571.8
Share of joint ventures’ and associate’s operating loss (continuing operations)	2b	(636.8)		(96.0)		(26.0)

Operating (loss)/profit

– Before exceptional items and goodwill amortisation	2b	874.7		739.4		554.0
– Exceptional costs	4a	(121.4)		(45.3)		–
– Impairment of investments in joint ventures and associate	4b	(792.3)		–		–
– Goodwill amortisation		(90.4)		(84.6)		(8.2)

Total operating (loss)/profit (continuing operations, including acquisition)	2b	(129.4)		609.5		545.8
Exceptional profit relating to partial disposal of Energis	4c	20.1		243.3		1,029.6
Profit on disposal of investments	4d	10.6		20.1		–
Profit on disposal of tangible fixed assets		22.0		–		–
Net interest

– Excluding exceptional item	8	(292.5)		(255.1)		(67.5)
– Exceptional item	8	(92.5)		–		–

	8	(385.0)		(255.1)		(67.5)

(Loss)/profit on ordinary activities before taxation		(461.7)		617.8		1,507.9
Taxation

– Excluding exceptional items	9	(85.4)		(182.1)		(152.8)
– Exceptional items	9	60.1		235.4		(229.5)

	9	(25.3)		53.3		(382.3)

(Loss)/profit on ordinary activities after taxation		(487.0)		671.1		1,125.6
Minority interests

– Equity		(5.2)		(5.1)		(3.6)
– Non-equity		(1.1)		(1.8)		–

		(6.3)		(6.9)		(3.6)

(Loss)/profit for the year		(493.3)		664.2		1,122.0
Dividends	10	(264.6)		(223.0)		(205.5)

Retained (loss)/profit	23	(757.9)		441.2		916.5

(Loss)/earnings per ordinary share
– Basic, including exceptional items and goodwill amortisation	11	(32.3	)p	45.0	p	76.2	p
– Basic, excluding exceptional items and goodwill amortisation	11	32.1	p	20.0	p	22.5	p
– Diluted, including exceptional items and goodwill amortisation	11	(32.3	)p	43.0	p	71.7	p
– Diluted, excluding exceptional items and goodwill amortisation	11	32.1	p	19.8	p	22.0	p

Dividends per ordinary share	10	16.04	p	15.08	p	13.94	p

Group statement of total recognised gains and losses		2002	2001	2000
for the years ended 31 March			(restated)	(restated)
	note	£m	£m	£m

(Loss)/profit for the year		(493.3)	664.2	1,122.0
Exchange adjustments		(58.3)	(14.7)	3.1
Tax on exchange adjustments		21.6	31.9	–

Total recognised gains and losses relating to the year		(530.0)	681.4	1,125.1

Prior year adjustment	1	(802.3)

Total gains and losses recognised since last annual report		(1,332.3)

National Grid Annual Report and Form 20-F 2001/02

Balance sheets		Group	Group	Company
at 31 March		2002	2001	2002
			(restated)
	notes	£m	£m	£m

Fixed assets
Intangible assets – goodwill	12	2,113.0	1,386.2	–
Tangible assets	13	9,121.7	5,617.3	–

Investments in joint ventures
– Share of gross assets		876.1	1,133.6	–
– Share of gross liabilities		(675.9)	(799.7)	–

– Share of net assets		200.2	333.9	–
– Loans to joint ventures		86.8	64.9	–
– Impairment of investments in joint ventures		(230.0)	–	–

Investments in joint ventures (net of impairment)		57.0	398.8	–
Investment in associate (net of impairment)		–	401.9	–
Other investments		241.3	145.1	2,080.0

Total investments	14	298.3	945.8	2,080.0

		11,533.0	7,949.3	2,080.0

Current assets
Stocks		56.1	34.1	–
Debtors (amounts falling due within one year)	15	1,527.9	880.4	2,029.1
Debtors (amounts falling due after one year)	15	4,054.4	1,053.9	–
Assets held for exchange	16	16.6	16.6	–
Investment held for resale	27	15.4	–	–
Cash and deposits		212.6	271.2	3.7

		5,883.0	2,256.2	2,032.8
Creditors (amounts falling due within one year)

Borrowings		(1,451.9)	(1,008.7)	(604.4)
Other creditors		(1,517.4)	(1,205.0)	(1,513.2)

	17	(2,969.3)	(2,213.7)	(2,117.6)

Net current assets/(liabilities)		2,913.7	42.5	(84.8)

Total assets less current liabilities		14,446.7	7,991.8	1,995.2
Creditors (amounts falling due after more than one year)

Convertible bonds		(491.3)	(480.3)	–
Other borrowings		(6,510.1)	(2,700.4)	–
Other creditors		(1,116.6)	(574.8)	–

	18	(8,118.0)	(3,755.5)	–
Provisions for liabilities and charges

Joint ventures
– Share of gross assets		296.3	–	–
– Share of gross liabilities		(333.6)	–	–

– Share of net liabilities		(37.3)	–	–
Other provisions		(2,997.0)	(1,521.0)	(76.6)

	21	(3,034.3)	(1,521.0)	(76.6)

Net assets employed		3,294.4	2,715.3	1,918.6

Capital and reserves
Called up share capital	22	177.7	148.5	177.7
Share premium account	23	1,243.4	–	1,243.4
Merger reserve	23	359.5	303.1	–
Profit and loss account	23	1,416.0	2,221.9	497.5

Equity shareholders’ funds		3,196.6	2,673.5	1,918.6
Minority interests

Equity		19.1	21.8	–
Non-equity	24	78.7	20.0	–

		97.8	41.8	–

		3,294.4	2,715.3	1,918.6

There are no comparatives shown for the 2001 Company balance sheet. The Company was in existence at 31 March 2001 but all balances were less than £0.1m.

The accounts on pages 42 to 82 inclusive were approved by the Board of Directors on 29 May 2002 and were signed on its behalf by:

J H Ross Chairman
S J Box Finance Director

National Grid Annual Report and Form 20-F 2001/02

The accounts

Group cash flow statement		2002	2001	2000
for the years ended 31 March	notes	£m	£m	£m

Net cash inflow from operating activities	26a	1,255.4	810.6	682.0

Dividends from joint ventures		12.8	20.3	4.5

Returns on investments and servicing of finance

Interest received		56.3	94.8	92.0
Interest paid and similar charges		(405.3)	(398.2)	(156.7)
Dividends paid to minority interests		(8.5)	(3.5)	–

Net cash outflow for returns on investments and servicing of finance		(357.5)	(306.9)	(64.7)

Taxation
Corporate tax paid		(7.3)	(137.2)	(274.3)

Capital expenditure

Payments to acquire tangible fixed assets		(500.0)	(471.6)	(292.2)
Receipts of capital contributions		7.8	2.2	7.6
Receipts from disposals of tangible fixed assets		27.8	11.8	5.4

Net cash outflow for capital expenditure		(464.4)	(457.6)	(279.2)

Acquisitions and disposals

Payments to acquire investments		(49.7)	(337.2)	(144.5)
Receipts from disposal of investments	26b	36.5	195.9	–
Acquisition of Group undertakings	26c	(933.5)	(440.9)	(2,045.1)
Receipts from sales of Energis shares		–	–	952.9

Net cash outflow for acquisitions and disposals		(946.7)	(582.2)	(1,236.7)
Equity dividends paid		(229.5)	(212.5)	(197.6)

Net cash outflow before the management of liquid resources and financing		(737.2)	(865.5)	(1,366.0)

Management of liquid resources

Decrease in short term deposits		336.2	775.2	618.8

Net cash inflow from the management of liquid resources	26d,e	336.2	775.2	618.8

Financing

Issue of ordinary shares		12.2	7.0	5.5
Payments to repurchase ordinary shares		–	–	(1.1)

New borrowings		3,414.4	1,015.4	1,029.3
Borrowings repaid		(2,972.0)	(934.0)	(260.1)

Increase in borrowings	26d,e	442.4	81.4	769.2

Net cash inflow from financing		454.6	88.4	773.6

Movement in cash and overdrafts	26d,e	53.6	(1.9)	26.4

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts

1     Prior year adjustments

a     Deferred tax
The adoption of FRS 19 “Deferred Tax” has resulted in a change in the method of accounting for deferred tax, from a partial to a full provision basis. This change in accounting policy has been reflected in the accounts as a prior year adjustment in accordance with FRS 3. The effect on the Group balance sheet at 31 March 2001 and 31 March 2000 is shown below.

	31 March 2001			31 March 2000

	As	Deferred		As	Deferred
	previously	tax		previously	tax
	reported	adjustments	Restated	reported	adjustments	Restated
	£m	£m	£m	£m	£m	£m

Intangible assets – goodwill	1,186.2	200.0	1,386.2	844.7	210.5	1,055.2
Investments in joint ventures	400.3	(1.5)	398.8	205.9	(1.6)	204.3
Investment in associate	414.9	(13.0)	401.9	205.8	(4.9)	200.9
Debtors (amounts falling due after one year)	1,016.5	37.4	1,053.9	798.3	–	798.3
Provisions for liabilities and charges	(495.8)	(1,025.2)	(1,521.0)	(461.4)	(898.8)	(1,360.2)

Movement in equity shareholders’ funds		(802.3)			(694.8)

Profit after taxation for the year ended 31 March 2001 has been reduced by £104.8m (2000: £26.4m).

It is impractical to determine the effect on the current year results of adopting FRS 19, due to the acquisition of Niagara Mohawk Holdings Inc during the year.

b     Minority interests
Prior year numbers have also been restated to reflect a revised presentation of the minority interests’ share of the results of associated undertakings. The minority interests, which were previously reported within operating profit, net interest and taxation are now included within minority interests.

2     Segmental analysis

a Turnover					Turnover

		Sales	Sales		Sales	Sales		Sales	Sales
	Total	between	to third	Total	between	to third	Total	between	to third
	sales	businesses	parties	sales	businesses	parties	sales	businesses	parties
	2002	2002	2002	2001	2001	2001	2000	2000	2000
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Turnover, including share of joint ventures	4,715.0	54.7	4,660.3	4,049.3	45.2	4,004.1	1,715.3	37.8	1,677.5
Less: share of joint ventures’ turnover	(259.3)	–	(259.3)	(204.4)	–	(204.4)	(62.8)	–	(62.8)

Group turnover	4,455.7	54.7	4,401.0	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7

Continuing operations
Transmission – UK	1,241.8	22.7	1,219.1	1,315.6	16.8	1,298.8	1,319.7	16.9	1,302.8
– USA	208.2	3.7	204.5	194.7	3.4	191.3	3.4	0.6	2.8
Distribution – USA	1,678.5	0.9	1,677.6	1,519.0	0.6	1,518.4	25.8	–	25.8
Stranded costs recovery and generation – USA	251.5	0.1	251.4	334.9	0.1	334.8	6.1	–	6.1
Interconnectors – UK	63.1	0.2	62.9	83.6	–	83.6	86.6	–	86.6
– USA	45.5	0.9	44.6	47.9	–	47.9	1.3	–	1.3
Telecommunications	30.3	2.1	28.2	43.3	–	43.3	27.6	–	27.6
Other activities	457.7	24.1	433.6	305.9	24.3	281.6	182.0	20.3	161.7

	3,976.6	54.7	3,921.9	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7
Acquisition (Niagara Mohawk)
Electricity – USA	375.0	–	375.0	–	–	–	–	–	–
Gas – USA	104.1	–	104.1	–	–	–	–	–	–

	479.1	–	479.1	–	–	–	–	–	–
Group turnover	4,455.7	54.7	4,401.0	3,844.9	45.2	3,799.7	1,652.5	37.8	1,614.7

Europe			1,729.3			1,696.6			1,576.1
North America			2,671.7			2,103.1			38.6

			4,401.0			3,799.7			1,614.7

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

2     Segmental analysis continued

a     Turnover continued
The analysis of turnover by geographical area is on the basis of origin. Turnover on a destination basis would not be materially different.

Continuing operations “Other activities” turnover primarily comprises market services, including EnMO which provides the On-the-day Commodity Market for gas trading in Great Britain, and contracting activities.

b Operating profit/(loss)	Operating profit/(loss)

	Before exceptional items			After exceptional items
	and goodwill amortisation			and goodwill amortisation

	2002	2001	2000	2002	2001	2000
		(restated)	(restated)		(restated)	(restated)
	£m	£m	£m	£m	£m	£m

Continuing operations
Transmission – UK	524.7	486.3	523.1	484.9	486.3	523.1
– USA	60.3	49.6	1.3	48.0	37.6	0.9
Distribution – USA	165.6	154.8	1.7	110.5	101.8	0.7
Stranded costs recovery and generation – USA	44.3	61.7	0.2	44.3	61.7	0.2
Interconnectors – UK	19.8	42.8	46.6	19.8	42.8	46.6
– USA	17.3	22.3	0.6	17.3	22.3	0.6
– Other	–	(0.1)	(0.9)	–	(0.1)	(0.9)
Telecommunications	(17.2)	(3.0)	(1.1)	(21.6)	(7.3)	(1.3)
Other activities	(4.8)	6.7	3.2	(11.5)	5.7	1.9
Impairment of investments in joint ventures and associate	–	–	–	(186.0)	–	–
Exceptional costs – USA	–	–	–	–	(45.3)	–

	810.0	821.1	574.7	505.7	705.5	571.8
Acquisition (Niagara Mohawk)
Electricity – USA	66.8	–	–	61.4	–	–
Gas – USA	17.0	–	–	15.8	–	–
Other – USA	(0.7)	–	–	(0.7)	–	–
Exceptional costs – USA	–	–	–	(74.8)	–	–

	83.1	–	–	1.7	–	–

Group undertakings	893.1	821.1	574.7	507.4	705.5	571.8

Telecommunications – Energis	(3.7)	4.4	1.9	(407.5)	(9.4)	(3.4)
– Intelig	(35.5)	(118.0)	(44.1)	(151.7)	(118.0)	(44.1)
– Other	(15.3)	(3.4)	–	(113.7)	(3.9)	–
Other electricity activities	36.1	35.3	21.5	36.1	35.3	21.5

Joint ventures and associate	(18.4)	(81.7)	(20.7)	(636.8)	(96.0)	(26.0)

Total operating profit/(loss)	874.7	739.4	554.0	(129.4)	609.5	545.8

Europe	511.3	545.0	577.6	(48.8)	531.2	572.3
North America	378.3	288.0	(1.4)	225.1	172.4	(4.3)
Latin America	(19.3)	(97.8)	(26.2)	(310.1)	(98.3)	(26.2)
Rest of the World	4.4	4.2	4.0	4.4	4.2	4.0

	874.7	739.4	554.0	(129.4)	609.5	545.8

Electricity	931.2	860.4	598.1	811.9	749.1	595.4
Gas	15.2	(1.0)	(0.8)	14.0	(1.0)	(0.8)
Telecommunications	(71.7)	(120.0)	(43.3)	(880.5)	(138.6)	(48.8)
Exceptional costs – USA	–	–	–	(74.8)	–	–

	874.7	739.4	554.0	(129.4)	609.5	545.8

In 2002, an exceptional charge relating to the impairment of investments in joint ventures and associate of £792.3m, as explained in note 4b, has been reflected in the segmental analysis of operating profit shown above. Included within this amount is £186.0m that relates to the recognition of related liabilities attributable to group undertakings.

It is not practical to allocate the 2002 exceptional costs of £74.8m (see note 4a) relating to the acquisition of Niagara Mohawk over the Niagara Mohawk segments, as a consequence of the ongoing reorganisation of its activities with those of National Grid USA.

It is not practical to allocate the 2001 exceptional costs (see note 4a) over the above segments, as a consequence of the integration of the operations of NEES and EUA.

National Grid Annual Report and Form 20-F 2001/02

2     Segmental analysis continued

c Total and net assets	Total assets		Net assets

	2002	2001	2002	2001
		(restated)		(restated)
	£m	£m	£m	£m
Continuing operations
Transmission – UK	3,537.7	3,426.2	3,141.9	3,055.9
– USA	748.1	796.1	733.6	753.4
Distribution – USA	2,747.6	2,872.1	2,502.1	2,587.8
Stranded costs recovery and generation – USA	945.1	1,078.6	319.8	344.6
Interconnectors – UK	157.1	154.9	150.9	152.1
– USA	172.2	191.2	169.9	190.6
– Other	17.6	11.0	16.8	9.8
Telecommunications	175.0	153.7	(18.2)	148.5
Other activities	372.2	377.1	83.4	184.9

	8,872.6	9,060.9	7,100.2	7,427.6
Acquisition (Niagara Mohawk)
Electricity – USA	6,771.8	–	5,372.0	–
Gas – USA	972.5	–	844.5	–
Other – USA	331.6	–	328.0	–

	8,075.9	–	6,544.5	–

Group undertakings	16,948.5	9,060.9	13,644.7	7,427.6

Continuing operations
Telecommunications – Energis	–	401.9	–	401.9
– Intelig	–	164.8	–	164.8
– Other	0.2	110.5	0.2	110.5
Generation – USA	28.4	32.8	28.4	32.8
Other electricity activities	28.4	90.7	(8.8)	90.7

Joint ventures and associate	57.0	800.7	19.8	800.7

Unallocated	410.5	343.9	(10,370.1)	(5,513.0)

	17,416.0	10,205.5	3,294.4	2,715.3

Europe	3,942.3	4,247.3	3,205.3	3,821.9
North America	13,031.0	5,270.2	10,465.1	4,063.5
Latin America	–	317.7	(37.3)	317.7
Rest of the World	32.2	26.4	31.4	25.2
Unallocated	410.5	343.9	(10,370.1)	(5,513.0)

	17,416.0	10,205.5	3,294.4	2,715.3

The analysis of total assets and net assets by business segment includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include investment in own shares, assets held for exchange, investment held for resale, cash and deposits and taxation related regulatory assets. Unallocated net liabilities include net borrowings, taxation, interest, dividends, investment in own shares, assets held for exchange, financial instruments, investment held for resale and taxation related regulatory assets.

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

2     Segmental analysis continued

d Other segmental information	Capital expenditure			Depreciation and amortisation

	2002	2001	2000	2002	2001	2000
					(restated)	(restated)
	£m	£m	£m	£m	£m	£m

Continuing operations
Transmission – UK	370.6	361.2	286.5	170.2	147.7	133.7
– USA	35.7	29.4	0.8	26.2	25.3	0.5
Distribution – USA	120.0	84.3	2.6	141.7	129.0	2.6
Stranded costs recovery and generation – USA	3.2	9.9	–	10.3	40.6	0.9
Interconnectors – UK	1.5	0.9	–	13.4	13.3	13.2
– USA	–	–	0.9	14.3	13.9	0.3
– Other	6.2	2.9	–	–	–	–
Telecommunications	20.0	30.0	–	7.1	5.8	0.1
Other activities	18.1	17.2	25.3	2.1	4.4	7.3

	575.3	535.8	316.1	385.3	380.0	158.6
Acquisition (Niagara Mohawk)
Electricity – USA	15.1	–	–	45.8	–	–
Gas – USA	2.9	–	–	5.8	–	–

	18.0	–	–	51.6	–	–

Group undertakings	593.3	535.8	316.1	436.9	380.0	158.6

Europe	384.6	378.5	311.7	183.5	162.8	152.5
North America	202.5	154.4	4.4	253.4	217.2	6.1
Rest of the World	6.2	2.9	–	–	–	–

	593.3	535.8	316.1	436.9	380.0	158.6

Stranded costs recovery
Under settlement agreements reached as part of industry restructuring, National Grid USA is allowed to recover its costs (net of sales proceeds) and, where applicable, a return on those costs, associated with its ongoing efforts to exit the generation business.

National Grid Annual Report and Form 20-F 2001/02

3     Operating costs

	Continuing
	operations	Acquisition	Total

	2002	2002	2002	2001	2000
				(restated)	(restated)
	£m	£m	£m	£m	£m

Depreciation	296.2	23.0	319.2	276.5	154.9
Payroll costs (note 5a)	304.5	60.8	365.3	302.7	127.5
Purchases of electricity	1,249.3	160.9	1,410.2	1,247.9	124.8
Purchases of gas	–	58.0	58.0	–	–
Rates and property taxes	171.1	25.5	196.6	176.5	103.7
Balancing services incentive scheme direct costs(i)	203.8	–	203.8	219.6	212.6
EnMO direct costs	394.9	–	394.9	201.2	70.7
Other operating charges	796.4	149.2	945.6	669.8	248.7

	3,416.2	477.4	3,893.6	3,094.2	1,042.9

Operating costs include:
Research and development costs			6.2	8.1	7.8
Operating lease rentals
– Plant and machinery			7.6	4.2	0.1
– Other			19.3	15.1	3.3
Amortisation of goodwill(ii)			78.4	70.3	2.9
Amortisation of regulatory assets			34.9	33.2	0.8
Other amortisation			4.4	–	–
Auditors’ remuneration
– Statutory audit fees (Company £8,000 (2001: £nil))			1.9	1.0	0.5

– Taxation, acquisition activity (including due diligence), and other strategic advice			4.0	3.6	1.4
– Stock exchange related			0.3	0.1	0.4
– Regulatory related services			0.2	0.8	0.9
– Other			0.1	0.6	0.3

			4.6	5.1	3.0

			6.5	6.1	3.5

(i)Comparative period figures relate to a predecessor scheme.
(ii)Excludes goodwill of £12.0m (2001: £14.3m; 2000: £5.3m) relating to joint ventures and associate.

In addition to the non-audit fees of £4.6m (2001: £5.1m; 2000: £3.0m), fees of: a) £1.8m (2001: £1.5m; 2000: £1.2m), incurred in respect of acquisitions, have been capitalised and; b) £nil (2001: £0.5m; 2000: £nil), incurred in respect of disposals, have been charged in arriving at the profit on disposal of investments. Fees of £nil (2001: £4.3m; 2000: £nil) relating to the development and implementation of the new electricity trading arrangements, which are fully recoverable, have also been paid to PricewaterhouseCoopers.

Amounts charged in respect of other major accounting firms during 2002 amounted to £1.1m (2001: £1.7m; 2000: £0.7m).

4     Exceptional items

a     Exceptional costs
The 2002 exceptional costs of £121.4m (£79.0m after tax) comprise restructuring costs incurred as a result of the acquisition of Niagara Mohawk amounting to £74.8m (£44.5m after tax), a business reorganisation within the UK amounting to £40.5m (£28.4m after tax) and other exceptional costs of £6.1m (£6.1m after tax).

The 2001 exceptional integration costs of £45.3m (£39.4m after tax) principally comprise early retirement costs arising on the integration of the operations of NEES and EUA.

b     Impairment of investments in joint ventures and associate
The exceptional charge of £792.3m (£774.6m after tax) relates to the write-down of the Group’s investment in its joint ventures and associate. The exceptional charge comprises a write-down of the carrying value of these investments of £606.3m (£588.6m after tax) to their estimated recoverable amounts, and the recognition of related liabilities of £186.0m (£186.0m after tax).

c     Exceptional profit relating to partial disposal of Energis
The 2002 exceptional profit of £20.1m (£20.1m after tax) relates to the partial disposal of Energis arising from a reduction in the Group’s interest in Energis plc, an associated undertaking, as a result of the issue of shares by Energis relating to the acquisition by Energis of further shares in Ision.

The 2001 exceptional profit of £243.3m (restated) (£243.3m (restated) after tax) arises from reductions in the Group’s interest in Energis primarily as a consequence of the placing of shares by Energis in September 2000 and the acquisition by Energis of a majority stake in Ision in January 2001.

The 2000 exceptional profit of £1,029.6m (restated) relating to the partial disposal of the Group’s shareholding in Energis comprises a profit of £896.9m (restated) (£667.4m (restated) after tax) resulting from the sale of 28.9m shares in Energis; and a profit of £132.7m (restated) (£132.7m (restated) after tax) resulting from reductions in the Group’s interest in Energis, primarily as a consequence of the placing by Energis of 14.8m of its shares.

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

4     Exceptional items continued

d     Profit on disposal of investments
The 2002 exceptional profit of £10.6m (£10.6m after tax) relates to the net gain on the disposal of a joint venture. The results of the joint venture up to the date of disposal are included within the Group’s share of joint ventures’ results.

The 2001 exceptional profit of £20.1m (£20.1m after tax) relates to the net gain on the disposal of market services businesses. The operating results of these businesses up to the date of disposal are included within other activities.

e     Financing
The 2002 exceptional net interest charge of £92.5m (£92.5m after tax) relates to the Group’s share of a joint venture’s exceptional net interest charge. The exceptional charge arises as a result of the devaluation of the Argentine peso, resulting in the joint venture reflecting an exceptional foreign exchange financing related devaluation charge in its profit and loss account.

f     Exceptional tax credit
The 2001 exceptional tax credit of £229.5m represents a reversal of the 2000 exceptional tax charge relating to the exceptional profit on the partial disposal of Energis, arising from the realisation of capital losses for tax purposes as a result of Group restructurings.

5     Payroll costs and employees

	2002	2001	2000
	£m	£m	£m

a Payroll costs
Wages and salaries	398.2	326.0	129.4
Social security costs	28.4	26.3	11.5
Other pension costs	21.6	18.9	10.4

	448.2	371.2	151.3
Less: amounts capitalised	(82.9)	(68.5)	(23.8)

	365.3	302.7	127.5

	31 March	Average	Average	Average
	2002	2002	2001	2000
	Number	Number	Number	Number

b Number of employees
Europe	3,082	3,296	3,662	3,651
North America (excluding Niagara Mohawk)	3,846	3,874	3,836	140
Latin America	14	17	17	13
Rest of the World	7	8	8	6

Continuing operations	6,949	7,195	7,523	3,810
Acquisition – North America (Niagara Mohawk)	6,287	1,048	–	–

	13,236	8,243	7,523	3,810

The vast majority of employees in:

•     Europe are either directly or indirectly employed in the transmission of electricity in the UK.

•     North America (excluding Niagara Mohawk) are either directly or indirectly employed in the transmission, distribution and generation of electricity in the USA.

•     North America (Niagara Mohawk) are either directly or indirectly employed in the transmission and distribution of electricity and gas supply in the USA.

6     Directors’ emoluments and interests in shares

Details of Directors’ emoluments and interests in shares are contained on pages 34 to 38.

National Grid Annual Report and Form 20-F 2001/02

7     Pension and post-retirement benefits

Substantially all of the Group’s UK employees are members of the Electricity Supply Pension Scheme (“the Scheme”), a defined benefit funded scheme. The assets of the Scheme are held in a separate trustee administered fund. The Scheme is divided into sections, one of which is the Group’s section. The latest full actuarial valuation of the Group’s section of the Scheme was carried out by Bacon & Woodrow, Consulting Actuaries, as at 31 March 2001. The results of this actuarial valuation have been used as the basis for assessing pension cost.

The projected unit method was used for the last valuation and the principal actuarial assumptions adopted were that the real rates of return would be 4.5% on investments held in respect of members before they reach retirement and 3.5% on investments held in respect of members after they reach retirement; that the annual rate of inflation would average 2.3%; that the real annual increase in salary would average 1.0%; and that pensions would increase at a real annual rate of 0.2%. The total market value of the assets relating to the Group’s section of the Scheme at 31 March 2001 was £1,336.3m and the actuarial value of the assets represented approximately 118.3% of the actuarial value of the benefits that had accrued to members measured on a past service basis. The agreed contribution rate for the forthcoming year is 6%.

Substantially all of the Group’s USA employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of the net assets acquired on the acquisition of Niagara Mohawk (note 27)) and at 1 April 2001 for the remainder of the USA plans. The projected unit method was used for the latest valuations and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 5.7% for Niagara Mohawk schemes and 4.7% for other USA schemes; that real annual increases in salary would average 0.25% for Niagara Mohawk schemes and 0.5% for other USA schemes; that inflation would average 3.0% for Niagara Mohawk schemes and 4.0% for other USAschemes; and that nominal increases in pensions would be nil. The market value of the assets relating to the Group’s USA defined benefit plans at 1 April 2001 and 31 January 2002 (Niagara Mohawk) total US dollar 2,126m and the actuarial value of the assets represented 91% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases. There is no formally agreed contribution rate for the USA plans.

The pension cost for the year ended 31 March 2002 charged to operating profit of £21.6m (2001: £18.9m; 2000: £10.4m) represents the regular pension cost of £18.5m (2001: £21.2m; 2000: £13.0m) plus a variation from the regular pension cost totalling £3.1m (2001: £2.3m (net credit); 2000: £2.6m (net credit)), which includes a credit of £1.5m; (2001: £1.5m; 2000: £1.5m) relating to the partial release of a pension provision. In addition, net interest includes a credit of £8.1m (2001: £15.7m; 2000: £3.5m) in respect of the notional interest element of the variation from the regular pension cost.

Included in debtors is a pension prepayment of £34.6m (2001: £28.2m).

In the USA, the Group provides health care and life insurance to eligible retired USA employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage. The latest actuarial valuations were carried out as at 31 January 2002 for the Niagara Mohawk plans (for the purpose of determining the fair value of net assets acquired on the acquisition of Niagara Mohawk (note 27)) and at 1 April 2001 for the remainder of the USA plans. The principal assumptions adopted were a discount rate of 7.50% and that medical costs would increase by 10% per annum, decreasing to 5% by 2007 and remain at this rate thereafter.

The cost of providing health care and life insurance to retired USA employees for the year ended 31 March 2002 amounted to £9.4m (2001: £7.3m; 2000, for the period 22 March 2000 to 31 March 2000: £0.2m).

FRS 17 Retirement benefits
On 20 November 2000, the Accounting Standards Board introduced a new accounting standard, FRS 17 “Retirement Benefits”, replacing SSAP 24 “Accounting for Pension Costs”. FRS 17 is fully effective for periods ending on or after 22 June 2003, though disclosures are required in the transitional period commencing with the year ended 31 March 2002. Initial disclosures showing the assets and liabilities of the major plans are set out below. In respect of the USA pension and other post-retirement plans, information relating to these has been aggregated. The disclosures have been calculated using the projected unit method of valuation on the basis of the following assumptions:

				USA
				Other post-
	UK		USA	retirement
	Pensions		Pensions	benefits
	%		%	%

Rate of increase in salaries	3.8	*	4.0	–
Rate of increase in pensions in payment and deferred pensions	2.9		–	–
Discount rate	6.0		7.5	7.5
Rate of increase in RPI	2.8		3.5	–
Initial health care cost trend rate	–		–	10.0
Ultimate health care cost trend rate	–		–	5.0

* A promotional age related salary scale has also been used.

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

7     Pensions and post-retirement benefits continued

FRS 17 Retirement benefits continued
An analysis of the assets held in the various pension and other post-retirement benefit schemes and the expected rates of return at 31 March 2002 were as follows:

					USA - Other
	UK - Pensions		USA - Pensions		post-retirement benefits

	Long term		Long term		Long term
	rate of return		rate of return		rate of return
	expected at	Value at	expected at	Value at	expected at	Value at
	31 March	31 March	31 March	31 March	31 March	31 March
	2002	2002	2002	2002	2002	2002
	%	£m	%	£m	%	£m

Equities	7.8	848.9	10.2	902.2	10.3	236.4
Bonds	5.3	290.0	6.4	475.7	5.9	159.7
Property	6.3	82.9	8.0	11.2	–	–
Other	3.8	38.9	5.6	48.4	5.9	0.6

Total market value of assets		1,260.7		1,437.5		396.7
Present value of scheme liabilities		(1,312.2)		(1,623.1)		(884.0)

Scheme deficits		(51.5)		(185.6)		(487.3)
Related deferred tax asset		15.5		73.9		193.3

Net liabilities		(36.0)		(111.7)		(294.0)

The net pension liability for USA-Pensions comprises net pension assets relating to funded schemes in surplus of £30.7m, net pension liabilities relating to funded schemes in deficit of £98.1m and net pension liabilities relating to unfunded schemes of £44.3m.

If the above amounts had been recognised in the financial statements, the Group’s net assets employed at 31 March 2002 would be as follows:

£m

Net assets employed excluding net SSAP 24 liabilities	3,649.6
Net FRS17 liabilities	(441.7)
Impact on regulatory assets of recognising net FRS 17 liabilities and related deferred tax	(89.3)

Net assets employed including net FRS 17 liabilities	3,118.6

The impact of the implementation of FRS 17 on net assets employed, as shown above, would be reflected within the profit and loss account reserve.

8     Net interest

	2002	2001	2000
		(restated)	(restated)
	£m	£m	£m

Bank loans and overdrafts	120.5	118.0	12.4
Other	225.9	232.1	146.0

Interest payable and similar charges	346.4	350.1	158.4
Interest capitalised	(25.7)	(20.7)	(20.4)

Interest payable and similar charges net of interest capitalised	320.7	329.4	138.0
Interest receivable and similar income	(72.6)	(112.9)	(95.0)

	248.1	216.5	43.0
Joint ventures (including exceptional net interest of £92.5m (2001: £nil; 2000: £nil), net of interest capitalised £10.1m (2001: £18.5m; 2000: £2.1m))	120.5	12.8	8.9
Associate	16.4	25.8	15.6

	385.0	255.1	67.5

Comprising:
Net interest, excluding exceptional net interest	292.5	255.1	67.5
Exceptional net interest (note 4e)	92.5	–	–

Net interest, including exceptional net interest	385.0	255.1	67.5

Interest on the funding attributable to assets in the course of construction was capitalised during the year at a rate of 6.2% (2001: 6.7%; 2000: 6.7%).

Interest payable and similar charges for 2001 included £21.0m of losses arising from the valuation at maturity of US dollar interest rate swaptions that provided an economic hedge against dollar borrowings, but which did not qualify as hedges for accounting purposes. Interest receivable and similar income for 2001 included a £17.4m gain on closing out sterling fixed interest rate swaps that were originally entered into as hedges for sterling borrowings.

National Grid Annual Report and Form 20-F 2001/02

9     Taxation

	2002	2001	2000
		(restated)	(restated)
	£m	£m	£m

United Kingdom
- Corporation tax at 30%	39.5	(153.2)	347.4
- Adjustment to corporation tax in respect of prior years	(78.1)	(20.0)	–
- Deferred tax: timing differences	27.9	18.6	18.5
- Adjustment to deferred tax in respect of prior years	3.7	18.0	17.0

	(7.0)	(136.6)	382.9
Overseas
- Corporate tax	73.3	26.7	2.8
- Adjustment to corporation tax in respect of prior years	1.4	–	–
- Deferred tax: timing differences	(48.4)	44.1	–

	26.3	70.8	2.8

	19.3	(65.8)	385.7
Joint ventures	6.2	4.2	2.9
Associate	(0.2)	8.3	(6.3)

	25.3	(53.3)	382.3

Comprising:
Taxation – excluding exceptional items	85.4	182.1	152.8

Taxation – exceptional tax credit (note 4f)	–	(229.5)	–
Taxation – exceptional items	(60.1)	(5.9)	229.5

	(60.1)	(235.4)	229.5

	25.3	(53.3)	382.3

A reconciliation of the UK corporation tax rate to the effective tax rate of the Group is as follows:

	2002	2001	2000
		(restated)	(restated)
	(% of profit before taxation)

UK corporation tax rate	30.0	30.0	30.0
Increase/(decrease) resulting from:
Goodwill amortisation and other permanent differences	7.4	8.6	0.1
Unrelieved tax losses (including overseas)	5.9	11.9	–
Overseas income taxed at other than UK statutory rate	(10.7)	(7.4)	–
Other	(0.4)	3.0	(1.5)

Effective tax rate before adjustment in respect of prior years and exceptional items	32.2	46.1	28.6
Adjustment in respect of prior years	(14.8)	(0.5)	3.3

Effective tax rate after adjustment in respect of prior years and before exceptional items	17.4	45.6	31.9
Exceptional items	(22.9)	(54.2)	(6.5)

Effective tax rate after exceptional items	(5.5)	(8.6)	25.4

10     Dividends

	2002	2001	2000
	Per ordinary	Per ordinary	Per ordinary
	share	share	share	2002	2001	2000
	pence	pence	pence	£m	£m	£m

Ordinary dividends
- Interim	6.46	6.05	5.59	95.6	89.5	82.5
- Proposed final	9.58	9.03	8.35	169.0	133.5	123.0

	16.04	15.08	13.94	264.6	223.0	205.5

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

11     Earnings per share

		(Loss)/	Weighted			Weighted			Weighted
	Earnings	profit	average	Earnings	Profit	average	Earnings	Profit	average
	per	for the	number	per	for the	number	per	for the	number
	share	year	of shares	share	year	of shares	share	year	of shares
	2002	2002	2002	2001	2001	2001	2000	2000	2000
				(restated)	(restated)		(restated)	(restated)
	pence	£m	million	pence	£m	million	pence	£m	million

Basic, including exceptional items and goodwill amortisation	(32.3)	(493.3)	1,526.8	45.0	664.2	1,475.8	76.2	1,122.0	1,472.9
Exceptional costs (note 4a)	5.2	79.0	–	2.7	39.4	–	–	–	–
Impairment of investments in joint ventures and associate (note 4b)	50.6	774.6	–	–	–	–	–	–	–
Profit relating to partial disposal of Energis (note 4c)	(1.3)	(20.1)	–	(16.5)	(243.3)	–	(54.3)	(800.1)	–
Profit on disposal of investments (note 4d)	(0.7)	(10.6)	–	(1.3)	(20.1)	–	–	–	–
Exceptional financing charge (note 4e)	6.1	92.5	–	–	–	–	–	–	–
Profit on disposal of tangible fixed assets	(1.4)	(22.0)	–	–	–	–	–	–	–
Exceptional tax credit (note 4f)	–	–	–	(15.6)	(229.5)	–	–	–	–
Goodwill amortisation	5.9	90.4	–	5.7	84.6	–	0.6	8.2	–

Basic, excluding exceptional items and goodwill amortisation	32.1	490.5	1,526.8	20.0	295.3	1,475.8	22.5	330.1	1,472.9

Dilutive impact of employee share options				(0.1)	–	9.9	(0.2)	–	10.1
Dilutive impact of 4.25% exchangeable bonds 2008				(0.1)	21.2	110.3	(0.3)	20.9	110.3

Diluted, excluding exceptional items and goodwill amortisation				19.8	316.5	1,596.0	22.0	351.0	1,593.3
Exceptional costs (note 4a)				(2.5)	(39.4)	–	–	–	–
Profit relating to partial disposal of Energis (note 4c)				15.2	243.3	–	50.2	800.1	–
Profit on disposal of investments (note 4d)				1.3	20.1	–	–	–	–
Exceptional tax credit (note 4f)				14.4	229.5	–	–	–	–
Goodwill amortisation				(5.2)	(84.6)	–	(0.5)	(8.2)	–

Diluted, including exceptional items and goodwill amortisation				43.0	685.4	1,596.0	71.7	1,142.9	1,593.3

The weighted average number of shares in issue excludes the shares held by employee share trusts.

Earnings per ordinary share, excluding exceptional items and goodwill amortisation, are provided in order to reflect the underlying performance of the Group.

There is no difference between basic and diluted earnings per share for the year ended 31 March 2002.

National Grid Annual Report and Form 20-F 2001/02

12     Intangible fixed assets – goodwill

			Net book
	Cost	Amortisation	value
Group	£m	£m	£m

At 1 April 2001 (previously reported)	1,248.6	(62.4)	1,186.2
Prior year adjustment (note 1)	211.2	(11.2)	200.0

At 1 April 2001 (restated)	1,459.8	(73.6)	1,386.2
Exchange adjustments	(3.8)	(1.1)	(4.9)
Addition (note 27)	810.1	–	810.1
Charge for the year	–	(78.4)	(78.4)

At 31 March 2002	2,266.1	(153.1)	2,113.0

13     Tangible fixed assets

			Assets	Motor
		Plant	in the	vehicles
	Land and	and	course of	and office
	buildings	machinery	construction	equipment	Total
Group	£m	£m	£m	£m	£m

Cost at 1 April 2001	446.6	7,889.6	409.7	146.4	8,892.3
Exchange adjustments	(1.4)	(17.2)	(1.3)	(0.4)	(20.3)
Acquisition of Group undertaking	331.9	4,282.3	140.0	73.8	4,828.0
Capital expenditure	2.8	7.0	575.3	8.2	593.3
Disposals	(10.3)	(72.3)	–	(23.0)	(105.6)
Reclassifications	17.4	489.7	(489.6)	(17.5)	–

Cost at 31 March 2002	787.0	12,579.1	634.1	187.5	14,187.7

Depreciation at 1 April 2001	148.0	3,044.0	–	83.0	3,275.0
Exchange adjustments	(0.2)	(5.4)	–	(0.2)	(5.8)
Acquisition of Group undertaking	45.0	1,477.9	–	40.5	1,563.4
Charge for the year	7.8	288.6	–	22.8	319.2
Disposals	(6.5)	(64.1)	–	(15.2)	(85.8)
Reclassifications	0.3	5.5	–	(5.8)	–

Depreciation at 31 March 2002	194.4	4,746.5	–	125.1	5,066.0

Net book value at 31 March 2002	592.6	7,832.6	634.1	62.4	9,121.7

Net book value at 31 March 2001	298.6	4,845.6	409.7	63.4	5,617.3

Weighted average remaining useful economic life at 31 March 2002 (years)	21.6	26.0		2.5

The cost of tangible fixed assets at 31 March 2002 includes £306.2m (2001: £280.5m) relating to interest capitalised.

The net book value of land and buildings comprises:

	2002	2001
	£m	£m

Freehold	557.8	262.5
Long leasehold (over 50 years)	28.9	30.0
Short leasehold (under 50 years)	5.9	6.1

	592.6	298.6

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

14     Fixed asset investments

	Group						Company

			Listed	Own	Other		Group
	Unlisted joint ventures		associate	shares	investments	Total	undertakings

	Share of net	Loans	Share of net
	assets		assets
	£m	£m	£m	£m	£m	£m	£m

At 1 April 2001 (previously reported)	335.4	64.9	414.9	10.2	134.9	960.3	–
Prior year adjustment (note 1)	(1.5)	–	(13.0)	–	–	(14.5)	–

At 1 April 2001 (restated)	333.9	64.9	401.9	10.2	134.9	945.8	–
Exchange adjustments	(34.1)	–	–	–	(0.1)	(34.2)	–
Acquisition of Group undertaking (note 27)	13.2	–	–	–	50.9	64.1	–
Additions	6.1	32.3	–	47.8	11.8	98.0	5,634.6
Transfers	10.4	(10.4)	–	–	–	–	–
Disposals	(8.3)	–	–	(12.3)	(1.9)	(22.5)	(3,554.6)
Share of retained loss	(158.3)	–	(31.3)	–	–	(189.6)	–
Transfer to provisions	37.3	–	–	–	–	37.3	–
Other movements	–	–	21.5	–	–	21.5	–

At 31 March 2002	200.2	86.8	392.1	45.7	195.6	920.4	2,080.0

Impairment at 1 April 2001	–	–	–	–	–	–	–
Charge for the year	129.3	84.9	392.1	–	–	606.3	–
Exchange adjustments	13.9	1.9	–	–	–	15.8	–

Impairment at 31 March 2002	143.2	86.8	392.1	–	–	622.1	–

Net book value at 31 March 2002	57.0	–	–	45.7	195.6	298.3	2,080.0

Net book value at 31 March 2001 (restated)	333.9	64.9	401.9	10.2	134.9	945.8	–

The market value of the investment in the listed associate (Energis) at 31 March 2002 was £15.6m (2001: £1,579.4m).

The share of retained loss relating to joint ventures includes an exceptional interest charge of £92.5m as described in note 4e.

During the year the Company acquired all of the ordinary shares in National Grid Holdings One plc as part of the Scheme of Arrangement described in note 22. On 31 January 2002, the Company acquired the entire issued share capital of Niagara Mohawk Holdings, Inc. and subsequently disposed of this investment to another group undertaking.

Own shares at 31 March 2002 relate to 13.2m 10p ordinary shares in the Company, held by employee share trusts for the purpose of satisfying certain obligations under the various share option schemes operated by the Group. Own shares at 31 March 2001 relate to 5.9m 11 13/17p ordinary shares in National Grid Holdings One plc (formerly National Grid Group plc), held by employee share trusts for similar purposes. The carrying value of £45.7m (market value £61.3m (2001: £31.9m)) represents the exercise amounts receivable in respect of those shares which were issued at market value by the Company and cost in respect of those shares purchased in the open market. Funding is provided to the trusts by Group undertakings.

The names of the principal Group and associated undertakings are included in note 30.

National Grid Annual Report and Form 20-F 2001/02

15     Debtors

	Group	Group	Company
	2002	2001	2002
		(restated)
	£m	£m	£m

Amounts falling due within one year:
Trade debtors	707.4	379.9	–
Amounts owed by Group undertakings	–	–	2,023.2
Amounts owed by an associate	21.9	10.5	–
Amounts owed by joint ventures	0.1	23.3	–
Regulatory assets	443.9	255.1	–
Prepayments and accrued income	136.9	115.8	–
Other debtors	217.7	95.8	5.9

	1,527.9	880.4	2,029.1

Amounts falling due after more than one year:
Amounts owed by an associate	40.3	45.1	–
Regulatory assets	3,969.9	978.8	–
Other debtors	44.2	30.0	–

	4,054.4	1,053.9	–

	5,582.3	1,934.3	2,029.1

Trade debtors are stated net of provisions for doubtful debts of £63.2m (2001: £15.4m), as shown by the following table.

Group
2002
Provision for doubtful debts	£m

At 1 April 2001	15.4
Acquisition of Group undertaking	42.0
Charge for the year	26.4
Deductions[1]	(20.6)

At 31 March 2002	63.2

[1]	Uncollectable accounts written off net of recoveries

The amounts owed by an associate include a net investment in a finance lease amounting to £44.6m (2001: £48.9m) comprising total rentals receivable of £65.2m (2001: £74.2m) less unearned income of £20.6m (2001: £25.3m), of which £4.3m (2001: £3.8m) falls due within one year and £40.3m (2001: £45.1m) falls due after more than one year. Rentals received and receivable in the year amounted to £9.0m (2001: £11.3m). At 31 March 2002, the minimum lease payments for each of the five years ending 31 March 2007 are £9.0m.

Regulatory assets
SFAS 71 establishes US GAAP for utilities whose regulators have the power to approve and/or regulate prices that may be charged to customers. Provided that through the regulatory process, the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with the principles of SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP.

Regulatory assets primarily relate to the right to recover from customers the liabilities recognised in respect of purchased power obligations (note 18), the decommissioning provision (note 21) and the under-recovery of power costs incurred. Regulatory assets outstanding at 31 March 2002 are expected to be substantially recovered over a period through to 2010.

16     Assets held for exchange

The assets held for exchange of £16.6m (2001: £16.6m) represent the carrying value of 73.5m (2001: 73.5m) shares in Energis plc which are held to satisfy obligations under the 6% mandatorily exchangeable bonds 2003, as explained in note 19. The voting rights in respect of 61.0m (2001: 61.0m) of these shares are vested in the bondholders.

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

17     Creditors (amounts falling due within one year)

	Group	Group	Company
	2002	2001	2002
	£m	£m	£m

Borrowings (note 19)	1,451.9	1,008.7	604.4
Trade creditors and accruals	769.8	648.9	–
Amounts owed to Group undertakings	–	–	1,340.4
Amounts owed to an associate	5.2	10.6	–
Amounts owed to a joint venture	–	2.1	–
Purchased power obligations	102.4	105.0	–
Corporate tax	29.8	16.2	–
Social security and other taxes	25.8	14.1	–
Proposed dividend	169.0	133.5	169.0
Other creditors	415.4	274.6	3.8

	2,969.3	2,213.7	2,117.6

18 Creditors (amounts falling due after more than one year)

	Group	Group
	2002	2001
	£m	£m

Borrowings (note 19)	7,001.4	3,180.7
Purchased power obligations	361.7	448.5
Liability for swap contracts	407.9	–
Other creditors	347.0	126.3

	8,118.0	3,755.5

Purchased power obligations
As part of the sale of substantially all of its non-nuclear generating business, National Grid USA entered into purchased power transfer agreements with the purchasers whereby the purchasers took over a number of long term contracts between National Grid USA and owners of various generating units. In exchange, National Grid USA committed to make fixed monthly payments to the purchasers towards the above-market cost of the contracts. The creditor relating to purchased power obligations, which is also reflected in regulatory assets (note 15), represents the net present value of these monthly payments discounted at 5.41%. At 31 March 2002, amounts falling due after five years totalled £65.4m (2001: £131.6m).

Liability for swap contracts
Niagara Mohawk has entered into indexed swap contracts that expire in 2008 and a further three swap contracts that expire in June and September 2003. Niagara Mohawk has recorded a liability in respect of these contractual obligations and recorded a corresponding regulatory asset as losses on these instruments may be recovered from customers. The amount of the liability and regulatory asset will fluctuate over the remaining terms of the swaps as nominal energy quantities are settled and will be adjusted as periodic assessments are made of energy prices.

National Grid Annual Report and Form 20-F 2001/02

19     Borrowings

	Group	Group	Company
	2002	2001	2002
	£m	£m	£m

Amounts falling due within one year:
Bank loans and overdrafts	36.6	627.5	–
Zero coupon bonds 2002	26.2	–	–
6% mandatorily exchangeable bonds 2003	242.6	242.6	–
Commercial paper	634.3	107.3	604.4
US senior notes	259.5	13.8	–
First Mortgage Bond	160.4	–	–
Other loans	92.3	17.5	–

	1,451.9	1,008.7	604.4

Amounts falling due after more than one year:
US private placement notes 2003-2015	65.5	74.8	–
European Investment Bank Swiss franc loan 2004	245.8	237.0	–
€1,250 million bonds 2006	772.4	–	–
8.0% bonds 2006	239.3	239.1	–
4.25% exchangeable bonds 2008	491.3	480.3	–
€750 million bonds 2011	463.3	–	–
Pollution control revenue bonds 2018-2022	315.1	315.0	–
£200m 3.806% index linked bonds 2020	200.9	–	–
5.875% bonds 2024	443.9	443.6	–
£360m 6.5% bonds 2028	357.6	–	–
£40m 3.589% limited RPI linked bonds 2030	40.2	–	–
US senior notes	1,846.3	327.8	–
First Mortgage Bond	1,185.0	–	–
Tax exempt bonds	303.7	16.7	–
Other loans	31.1	24.7	–
Bank borrowings 2002-2004	–	995.5	–
Zero coupon bonds 2002	–	26.2	–

	7,001.4	3,180.7	–

Total borrowings	8,453.3	4,189.4	604.4

Total borrowings are repayable as follows:
In one year or less	1,451.9	1,008.7	604.4
In more than one year, but not more than two years	720.3	85.8	–
In more than two years, but not more than three years	436.8	1,262.0	–
In more than three years, but not more than four years	674.2	47.1	–
In more than four years, but not more than five years	1,005.1	252.6	–
In more than five years – by instalments	56.1	61.7	–
- other than by instalments	4,108.9	1,471.5	–

	8,453.3	4,189.4	604.4

At 31 March 2002, borrowings totalling £1,889.4m (2001: £348.6m) were secured by charges over property, plant and other assets of the Group.

The interest rates shown above are those contracted on the underlying borrowing before taking into account interest rate and currency swaps.

In February 1999, National Grid Holdings One plc (formerly National Grid Group plc) issued 14.7m Equity Plus Income Convertible Securities (“EPICs”) in the form of 6% mandatorily exchangeable bonds 2003 (“exchangeable bonds”) in the aggregate principal amount of US dollar 401.2m. The EPICs are exchangeable, subject to certain exceptions, on or prior to 26 April 2003 at the option of the holder of the bonds (“bondholders”) into ordinary shares of Energis plc, an associated undertaking (note 16). If the EPICs are redeemed at the option of the bondholders prior to 3 May 2003, the Group will deliver 4.1665 Energis plc shares per EPICs. On 3 May 2003, the number of Energis plc shares to be delivered by the Group in respect of each EPICs is dependent upon the Energis plc share price at that date and ranges from a maximum of five, if the share price is £3.30 or less, to a minimum of 4.1665 if the share price is £3.96 or more.

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

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

20     Financial instruments

The Group’s treasury policy, including details of the nature, terms and credit risk associated with financial instruments with off-balance sheet risk is described on pages 23 to 25. Short term debtors and creditors, where permitted by the financial reporting standard on derivatives and other financial instruments (FRS 13), have been excluded from the following disclosures, which are after taking account of interest rate and currency swaps where applicable. It is assumed that because of short maturities, the fair value of short term debtors and creditors approximates to their book values.

Currency and interest rate composition of financial liabilities				Fixed rate liabilities

					Weighted
					average
				Weighted	period
				average	for which
	Total	Variable rate	Fixed rate	interest rate	rate is fixed
At 31 March 2002	£m	£m	£m	%	Years

Sterling	2,530.0	563.4	1,966.6	6.61	10.8
US dollars	5,923.3	1,081.4	4,841.9	7.33	6.1

Borrowings	8,453.3	1,644.8	6,808.5	7.12	7.5
Other financial liabilities (sterling)	28.2	4.7	23.5	5.34	3.6
Other financial liabilities (US dollars)	893.6	814.9	78.7	5.80	–
Other financial liabilities (other)	0.3	0.3	–	–	–

	9,375.4	2,464.7	6,910.7	7.10	7.4

At 31 March 2001

Sterling	539.6	(759.4)	1,299.0	6.92	4.6
US dollars	3,647.3	1,239.5	2,407.8	6.86	3.4
Other	2.5	2.5	–	–	–

Borrowings	4,189.4	482.6	3,706.8	6.94	4.8
Other financial liabilities (sterling)	30.4	–	30.4	5.34	4.6
Other financial liabilities (US dollars)	662.2	621.2	41.0	6.22	10.0	*

	4,882.0	1,103.8	3,778.2	6.92	4.8

*	Excludes non-equity minority interests of £78.7m (2001: £20.0m) with no final repayment date.

At 31 March 2002, the weighted average interest rate on short term borrowings of £1,451.9m (2001: £1,008.7m) was 4.3% (2001: 5.9%).

Foreign exchange forward deals taken out in 2001/2002 to manage the currency mix of the Group’s borrowing portfolio comprising £190.4m forward sale of US dollars and a £10.4m forward sale of Australian dollars have not been adjusted in the table above.

Other US dollar financial liabilities predominantly relate to indexed linked energy swap contracts of £407.9m (2001: £nil), purchased power obligations due after more than one year of £361.7m (2001: £448.5m), exchange translation of cross currency swaps of £45.3m (2001: £166.4m) and non-equity minority interests of £78.7m (2001: £20.0m).

Substantially all of the variable rate borrowings are subject to interest rates which fluctuate with LIBOR for the appropriate currency at differing premiums or, in the case of certain USA based companies, are based on the market rate for tax exempt commercial paper.

In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are taken to have a life based on the earliest date at which they can be cancelled.

	2002	2001
Maturity of financial liabilities at 31 March	£m	£m

In one year or less	1,502.3	1,181.4
In more than one year, but not more than two years	887.1	191.6
In more than two years, but not more than three years	598.0	1,348.9
In more than three years, but not more than four years	832.5	130.4
In more than four years, but not more than five years	1,151.4	333.3
In more than five years	4,404.1	1,696.4

	9,375.4	4,882.0

National Grid Annual Report and Form 20-F 2001/02

20     Financial instruments continued

Currency and interest rate composition of financial assets					Fixed rate assets

						Weighted
						average
					Weighted	period
		Non-interest			average	for which
	Total	bearing	Variable rate	Fixed rate	interest rate	rate is fixed
At 31 March 2002	£m	£m	£m	£m	%	Years

Sterling	89.8	–	89.8	–	–	–
US dollars	120.3	–	120.3	–	–	–
Other currencies	2.5	–	2.5	–	–	–

Cash and deposits	212.6	–	212.6	–	–	–
Other financial assets (sterling)	61.2	16.6	–	44.6	11.50	4.1
Other financial assets (US dollar)	59.1	16.8	14.0	28.3	4.72	9.2

	332.9	33.4	226.6	72.9	8.87	6.1

At 31 March 2001
Sterling	136.9	–	136.9	–	–	–
US dollars	131.6	–	131.6	–	–	–
Other currencies	2.7	–	2.7	–	–	–

Cash and deposits	271.2	–	271.2	–	–	–
Other financial assets (sterling)	65.5	16.6	–	48.9	11.50	4.8
Other financial assets (US dollar)	38.6	–	11.9	26.7	5.37	9.8
Other financial assets (other)	4.9	–	4.9	–	–	–

	380.2	16.6	288.0	75.6	9.34	6.6

Other financial assets at 31 March 2002 predominantly relate to assets held for exchange of £16.6m (2001: £16.6m), a net investment in a finance lease of £44.6m (2001: £48.9m), fixed asset investment of £40.3m (2001: £38.6m), and investment held for resale of £15.4m (2001: £nil). Cash and deposits earn interest at local prevailing rates for maturity periods generally not exceeding 12 months. The non-interest bearing assets held for exchange are expected to be realised on redemption of the 6% mandatorily exchangeable bonds 2003, as described in note 19.

	2002	2001
Maturity of financial assets at 31 March	£m	£m

In one year or less	259.1	316.2
In more than one year, but not more than two years	6.1	6.2
In more than two years, but not more than three years	22.0	6.5
In more than three years, but not more than four years	6.6	6.2
In more than four years, but not more than five years	6.6	7.0
In more than five years	32.5	38.1

	332.9	380.2

National Grid Annual Report and Form 20-F 2001/02

20     Financial instruments continued

Fair values of financial instruments at 31 March	2002		2001

	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

6% mandatorily exchangeable bonds 2003	(242.6)	(18.1)	(242.6)	(196.7)
Other short term debt	(1,209.3)	(1,231.9)	(766.1)	(768.7)
Exchangeable bonds 2008	(491.3)	(543.3)	(480.3)	(627.7)
Other long term debt	(6,510.1)	(6,505.4)	(2,700.4)	(2,704.8)

Total borrowings	(8,453.3)	(8,298.7)	(4,189.4)	(4,297.9)
Cash and deposits	212.6	212.6	271.2	271.2

Net borrowings	(8,240.7)	(8,086.1)	(3,918.2)	(4,026.7)
Other financial liabilities*	(871.8)	(867.6)	(519.9)	(516.3)
Net investment in finance lease	44.6	46.2	48.9	56.0
Assets held for exchange	16.6	16.6	16.6	205.1
Other financial assets	59.1	57.2	43.5	44.8

Net financial liabilities*	(8,992.2)	(8,833.7)	(4,329.1)	(4,237.1)
Financial instruments held to manage interest rate and currency profile:
Interest rate swaps	–	(69.4)	(2.9)	(40.4)
Forward foreign currency contracts and cross currency swaps	(50.3)	(131.0)	(169.8)	(250.1)

*	Excluding interest rate swaps £nil (2001: £2.9m), forward currency contracts £5.0m (2001: £3.4m), cross currency swaps £45.3m (2001: £166.4m).

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

The notional principal amounts relating to financial instruments held to manage interest rate and currency profile for interest rate swaps, foreign currency contracts and cross currency swaps amounted to £3,348.4m (2001: £2,534.9m) and £2,213.5m (2001: £2,118.0m) respectively.

Gains and losses on hedges

			Net
	Gains	Losses	gain/(loss)
	£m	£m	£m

Unrecognised gains and (losses) on hedges at 1 April 2001	10.7	(128.5)	(117.8)
Losses arising in previous years recognised in the year	–	38.8	38.8

Gains/(losses) arising in previous years not recognised in the year	10.7	(89.7)	(79.0)
Gains/(losses) arising in the year	4.9	(76.0)	(71.1)

Unrecognised gains and (losses) on hedges at 31 March 2002	15.6	(165.7)	(150.1)

Of which:
Gains expected to be recognised within one year	12.6	–	12.6
Gains and (losses) expected to be recognised after one year	3.0	(165.7)	(162.7)

At 31 March 2002, within the £165.7m unrecognised loss there is an unrecognised loss of £94.0m for which there are offsetting gains of £73.8m on the related borrowings.

Borrowing facilities
At 31 March 2002, the Group had committed credit facilities from syndicates of banks of £2,687.5m (2001: £2,510.5m) of which £2,687.5m (2001: £1,120.7m) was undrawn and of which £698.5m expires within one year, £298.9m expires after more than one year but less than two years, and £1,690.1m expires after more than two years. Of the unused facilities £1,073.7m (2001: £255.2m) are being held as backup to commercial paper and similar borrowings and the remainder are available to support further acquisitions and other general corporate purposes. At 31 March 2002 a further facility amounting to £211.3m (2001: £nil) existed for the purpose of factoring trade debtors, this facility was undrawn and expires within one year.

National Grid Annual Report and Form 20-F 2001/02

21     Provisions for liabilities and charges

	Group							Company

		Post-
	Decommis-	retirement	Environ-	Deferred	Associated		Total	Related
	sioning	benefits	mental	taxation	undertakings	Other	provisions	undertaking
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 April 2001 (previously reported)	146.1	149.7	52.4	147.3	–	0.3	495.8	–
Prior year adjustment (note 1)	–	–	–	1,025.2	–	–	1,025.2	–

At 1 April 2001 (restated)	146.1	149.7	52.4	1,172.5	–	0.3	1,521.0	–
Exchange adjustments	(0.3)	(1.9)	(1.0)	(4.0)	–	–	(7.2)	–
Acquisition of Group undertaking	–	477.5	166.3	673.9	–	–	1,317.7	–
Additions	11.4	54.2	8.2	–	186.0	18.9	278.7	76.6
Unused amounts reversed	(19.1)	–	(13.2)	(16.8)	–	(0.4)	(49.5)	–
Utilised	(16.7)	(24.1)	(8.8)	–	–	–	(49.6)	–
Transfer from fixed asset investments	–	–	–	–	37.3	–	37.3	–
Other movement	–	–	–	(14.1)	–	–	(14.1)	–

At 31 March 2002	121.4	655.4	203.9	1,811.5	223.3	18.8	3,034.3	76.6

The decommissioning provision of £121.4m at 31 March 2002, represents the net present value of the estimated expenditure (discounted at rates up to 7.75%) expected to be incurred in respect of the decommissioning of certain nuclear generating units and other related provisions. A related regulatory asset is also recognised (note 15). Expenditure is expected to be incurred between 2002 and 2042. Additions in the year include £7.9m and £(2.6)m in respect of changes in the discounted amount arising from the passage of time and the effect of a change in the discount rate respectively.

The post-retirement benefits provision is in respect of pensions £259.0m (2001: £76.1m) and other post-retirement benefits (health care and life insurance) £396.4m (2001: £73.6m).

The environmental provision represents the estimated environmental restoration and remediation costs relating to a number of sites. At 31 March 2002, £189.2m of this provision represents the net present value of the estimated expenditure (discounted at 7.5%) expected to be incurred between 2002 and 2045. Substantially all of the remainder of this provision is expected to be utilised within the next five years.

The associated undertakings provision of £223.3m (2001: £nil) represents the recognition of obligations associated with the impairment of investments in joint ventures and associate amounting to £186.0m (2001: £nil) and the recognition of the net liabilities of a joint venture amounting to £37.3m (2001: £nil).

The related undertaking provision of £76.6m (2001: £nil) represents the recognition of obligations associated with the impairment of an investment in a joint venture held by a Group undertaking.

	2002	2001
		(restated)
Deferred taxation comprises:	£m	£m

Accelerated capital allowances	1,682.7	1,124.4
Other timing differences	128.8	48.1

	1,811.5	1,172.5

A deferred tax asset in respect of substantial capital losses has not been recognised because their future recovery is uncertain. The exact amount of these losses not recognised at 31 March 2002 is not yet quantified pending agreement of the amount with the relevant tax authorities.

22     Share capital

Group	Allotted, called up and fully paid

	millions	£m

At 31 March 1999 – ordinary shares of 11 13/17 pence as previously reported	1,477.9	173.9
Excess of par value of shares of merged company acquired over par value of shares issued on acquisition	–	(26.1)

At 31 March 1999 – ordinary shares of 10 pence – restated(i)	1,477.9	147.8
Issued during the year	6.9	0.7
Repurchased and cancelled during the year	(0.2)	–

At 31 March 2000	1,484.6	148.5

At 31 March 2001	1,484.6	148.5
Issued during the year	292.3	29.2

At 31 March 2002	1,776.9	177.7

One £1 special rights redeemable preference share (at 31 March 2002, 31 March 2001 and 31 March 2000).

(i) In accordance with merger accounting principles, the shares issued in connection with the Scheme of Arrangement (described on page 66) have been treated as if these shares were in issue throughout the year and comparative periods.

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

22     Share capital continued

Group continued
On 31 January 2002 under a Scheme of Arrangement between National Grid Group plc (now renamed National Grid Holdings One plc), the former holding company of the Group, and its shareholders under section 425 of the Companies Act 1985, and sanctioned by the High Court on 25 January 2002, all of the issued shares in that company, including the special share as defined below, were cancelled. Following the cancellation, the share capital of National Grid Holdings One plc was restored to its former nominal amount by applying the reserve arising as a result of the cancellation to pay up in full new shares equal in nominal value to the shares cancelled. One of the new National Grid Holdings One plc shares was issued to National Grid Nominees Limited as nominees on behalf of National Grid Group. The remaining shares were issued to New National Grid plc (now renamed National Grid Group plc) which, as a result, became the new holding company of the National Grid Group.

At 31 March 2001 and 31 March 2000 the authorised share capital of National Grid Holdings One plc, the former holding company of the Group, was £250.0m, comprising 2,125m shares of 11 13/17 pence each.

The total consideration received by the Group in respect of shares issued during the year ended 31 March 2002 was £1,329.0m, of which £59.1m was received from employee share trusts, which represented contributions from Group undertakings. The remainder of the shares were issued on acquisition of Niagara Mohawk, for a total consideration of £1,269.9m as explained in note 27.

Company	Allotted and issued		Called up and partly paid			Called up and fully paid

	number	£	number		£	millions	£m

On incorporation at 11 July 2000 – ordinary shares of £1	1	1	1		–	–	–
10:1 share split	9	–	9		–	–	–

At 28 November 2000 – ordinary shares of 10 pence	10	1	10		–	–	–
Issued during the year	499,990	49,999	499,990		12,500	–	–

At 31 March 2001	500,000	50,000	500,000		12,500	–	–
Cancelled during the year	(500,000)	(50,000)	(500,000)		(12,500)	–	–
Issued during the year	1,776,932,805	177,693,281	23,365	(ii)	2,337	1,776.9	177.7

At 31 March 2002	1,776,932,805	177,693,281	23,365		2,337	1,776.9	177.7

One £1 special rights non-voting redeemable preference share (at 31 March 2001 and 31 March 2000: nil).

(ii) These shares are nil paid at 31 March 2002. They represent shares issued to financial institutions in order to acquire Niagara Mohawk which were not required to form part of the final consideration and will be sold on the open market in the forthcoming period.

The Company was incorporated on 11 July 2000 with authorised share capital of 100 £1 ordinary shares. On 28 November 2000 the ordinary shares of £1 each were subdivided into ordinary shares of 10 pence each in a 10:1 share split and the authorised share capital was increased to 2,500m ordinary shares of 10 pence each. At 31 March 2001, the authorised share capital of the Company was £250m and the allotted and issued share capital of the Company was £50,000 (500,000 ordinary shares of 10 pence each), of which £12,500 had been called up and paid.

At 31 March 2002, the authorised share capital of the Company is £250m (2,500m ordinary shares of 10 pence each and one £1 special rights non-voting redeemable preference share).

The total consideration received by the Company in respect of shares issued during the year ended 31 March 2002 was £1,421.1m, of which £1.3m was received from employee share trusts, which represented contributions from Group undertakings. £149.9m of share capital was issued as part of the Scheme of Arrangement described above. The remaining shares were issued on acquisition of Niagara Mohawk, for a total consideration of £1,269.9m as explained in note 27.

The special rights non-voting redeemable preference share of £1 in National Grid Group (“the Special Share”), held on behalf of the Crown, was issued to the Secretary of State for Trade and Industry on 31 January 2002 as part of the Scheme of Arrangement. It is redeemable at any time at par at the option of the holder, after consulting the Company. The Special Share does not carry any rights to vote at general meetings but entitles the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of certain Articles of Association of the Company, require the prior written consent of the holder of the Special Share. The Special Share confers no right to participate in the capital or profits of the Company, except that on a winding-up the Special Shareholder is entitled to repayment of £1 in priority to other shareholders. Prior to 31 January 2002, the Secretary of State for Trade and Industry held a Special Share with equivalent rights in National Grid Holdings One plc (formerly National Grid Group plc).

Share option schemes

The Group operates two principal forms of share option plans. They are a Sharesave Plan and an Executive Share Option Plan (“the Executive Plan”).

The Sharesave Plan is savings related where, under normal circumstances, share options are exercisable on completion of a three or a five year save-as-you-earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.

The Executive Plan applies to senior executives, including Executive Directors. Options granted for the 1999/2000, 2000/01 and 2001/02 financial years are subject to the achievement of performance targets related to total shareholder returns over a three year period. The share options are generally exercisable between the third and tenth anniversaries of the date of grant if the relevant performance target is achieved.

National Grid Annual Report and Form 20-F 2001/02

22     Share capital continued

Share option schemes continued
In any ten year period, the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the Group’s share option plans may not exceed the number of shares representing 10% of the issued ordinary share capital from time to time.

Movement in options to subscribe for ordinary shares under the Group’s various options schemes for the three years ended 31 March 2002 are shown below and include those options related to shares issued to employee benefit trusts.

	Sharesave	Executive
	scheme	share scheme	Total
	millions	millions	millions

At 31 March 1999	16.3	4.7	21.0
Granted	3.5	2.3	5.8
Lapsed	(0.5)	(0.2)	(0.7)
Exercised	(3.1)	(0.8)	(3.9)

At 31 March 2000	16.2	6.0	22.2
Granted	1.4	1.6	3.0
Lapsed	(0.4)	–	(0.4)
Exercised	(4.1)	(0.7)	(4.8)

At 31 March 2001	13.1	6.9	20.0
Granted	2.4	2.6	5.0
Lapsed	(0.7)	(0.1)	(0.8)
Exercised	(5.0)	(0.9)	(5.9)

At 31 March 2002	9.8	8.5	18.3

Options outstanding in respect of the Sharesave scheme at 31 March 2002 and 31 March 2001, together with their exercise prices and dates were as follows:

			Exercise price	Normal dates
	2002	2001	per share	of exercise
	millions	millions	pence	years

Sharesave scheme	–	0.2	162.0	2001
	–	3.9	146.0	2001
	–	0.6	312.0	2001
	2.2	2.4	171.0	2002
	0.9	1.1	337.0	2002
	1.3	1.4	312.0	2003
	0.5	0.6	416.0	2003
	1.9	2.1	337.0	2004
	0.7	–	457.0	2004
	0.7	0.8	416.0	2005
	1.6	–	457.0	2006

	9.8	13.1

Options outstanding in respect of the Executive scheme at 31 March 2002 and 31 March 2001, together with their exercise prices and dates were as follows:

Executive scheme	–	0.1	64.6	1994-2001
	0.2	0.3	205.5	2001-2007
	0.2	0.2	258.0	2001-2007
	0.7	0.9	280.5	2001-2007
	1.0	1.3	375.8	2001-2008
	0.3	0.3	455.3	2002-2009
	0.3	0.4	435.8	2002-2009
	0.1	0.1	424.0	2002-2009
	1.5	1.5	566.5	2003-2010
	0.4	0.5	531.5	2003-2010
	0.9	1.0	526.5	2003-2010
	0.1	0.1	535.0	2003-2010
	0.1	0.1	623.0	2004-2011
	0.1	0.1	540.0	2004-2011
	1.9	–	563.0	2004-2011
	0.5	–	527.0	2004-2011
	0.2	–	479.5	2004-2011

	8.5	6.9

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

23     Reserves

	Group			Company

	Share	Profit	Merger	Share	Profit
	premium	and loss	reserve	premium	and loss
	account	account		account	account
	£m	£m	£m	£m	£m

At 31 March 1999 (previously reported)	246.5	1,532.1	–	–	–
Prior year adjustment	–	(668.4)	–	–	–

At 31 March 1999 (restated)	246.5	863.7	–	–	–
Transfer*	(246.5)	–	246.5	–	–
Excess of par value of shares of merged company acquired over par value of shares issued on acquisition*	–	–	26.1	–	–

As at 31 March 1999 (restated)	–	863.7	272.6	–	–
Exchange adjustments	–	3.1	–	–	–
Ordinary shares issued during the year	10.8	–	–	–	–
Repurchase and cancellation of ordinary shares	–	(1.1)	–	–	–
Transfer on issue of certain shares under share option schemes	17.4	(17.4)	–	–	–
Retained profit for the year	–	916.5	–	–	–
Excess of par value of shares of merged company acquired over par value of shares issued on acquisition*	–	–	0.1	–	–
Transfer*	(28.2)	–	28.2	–	–

At 31 March 2000 (restated)	–	1,764.8	300.9	–	–
Exchange adjustments	–	(14.7)	–	–	–
Ordinary shares issued during the year	0.9	–	–	–	–
Tax on exchange adjustments	–	31.9	–	–	–
Transfer on issue of certain shares under share option schemes	1.3	(1.3)	–	–	–
Retained profit for the year	–	441.2	–	–	–
Transfer*	(2.2)	–	2.2	–	–

At 31 March 2001 (restated)	–	2,221.9	303.1	–	–
Exchange adjustments	–	(58.3)	–	–	–
Ordinary shares issued during the year
– Share option schemes	46.2	–	–	1.3	–
– Acquisition	1,242.1	–	–	1,242.1	–
Tax on exchange adjustments	–	21.6	–	–	–
Transfer on issue of certain shares under share option schemes	11.3	(11.3)	–	–	–
Retained (loss)/profit for the year	–	(757.9)	–	–	497.5
Excess of par value of shares of merged company acquired over par value of shares issued on acquisition*	–	–	0.2	–	–
Transfer*	(56.2)	–	56.2	–	–

At 31 March 2002	1,243.4	1,416.0	359.5	1,243.4	497.5

The Company has not presented its own profit and loss account as permitted by section 230 of the Companies Act 1985. Of the Group’s loss after taxation, a profit of £666.5m (2001: £nil) is attributable to the Company.

*In the year to 31 March 2002, the application of merger accounting principles to the Group reconstruction which involved the creation of a new holding company (see Accounting Policies – Basis of consolidation) gave rise to a difference which falls to be accounted for as a merger difference and included within merger reserve. In accordance with merger accounting principles, the shares issued in connection with the Scheme of Arrangement to acquire National Grid Holdings One plc, have been treated as if they were in issue throughout the year and comparative period.

The balance on the merger reserve at 31 March 2002 represents the difference between the called up share capital of the Company and the called up share capital, share premium and capital redemption reserve of the former holding company (now renamed National Grid Holdings One plc) at 31 January 2002, the date of the capital reorganisation.

24     Minority interests: non-equity

The non-equity minority interests of £78.7m (2001: £20.0m) comprise cumulative preference stock issued by Group undertakings.

National Grid Annual Report and Form 20-F 2001/02

25     Reconciliation of movement in equity shareholders’ funds

	2002	2001	2000
		(restated)	(restated)
	£m	£m	£m

(Loss)/profit for the year	(493.3)	664.2	1,122.0
Dividends	(264.6)	(223.0)	(205.5)

	(757.9)	441.2	916.5
Issue of ordinary shares	1,317.7	0.9	11.6
Repurchase of own shares	–	–	(1.1)
Exchange adjustments	(58.3)	(14.7)	3.1
Tax on exchange adjustments	21.6	31.9	–

Net increase in equity shareholders’ funds	523.1	459.3	930.1
Equity shareholders’ funds at start of year	2,673.5 *	2,214.2 *	1,284.1 *

Equity shareholders’ funds at end of year	3,196.6	2,673.5	2,214.2

*Originally £3,475.8m (2001: £2,909.0m, 2000: £1,952.5m) before deducting prior year adjustment of £802.3m (2001: £694.8m, 2000: £668.4m).

26     Group cash flow statement

a Reconciliation of operating profit to net cash inflow from operating activities	2002	2001	2000
		(restated)	(restated)
	£m	£m	£m

Operating profit of Group undertakings	507.4	705.5	571.8
Depreciation and amortisation	436.9	380.0	158.6
Impairment of investments in joint ventures	186.0	–	–
Profit on disposal of tangible fixed assets	–	(6.6)	(4.3)
Decrease/(increase) in stocks	14.0	(7.9)	(0.4)
Decrease/(increase) in debtors	203.0	(189.8)	(22.7)
Decrease in creditors	(108.6)	(55.3)	(11.5)
Increase/(decrease) in provisions	10.5	(11.7)	(6.8)
Other	6.2	(3.6)	(2.7)

Net cash inflow from operating activities	1,255.4	810.6	682.0

The net cash inflow of Niagara Mohawk acquired during 2002 was approximately £18.0m, after exceptional integration cash costs incurred of £21.0m.

b Disposal of investments	2002	2001	2000
	£m	£m	£m

Cash consideration received	36.5	204.7	–
Cash balances of businesses disposed	–	(8.8)	–

	36.5	195.9	–

c Acquisition of Group undertakings	2002	2001	2000
	£m	£m	£m

Payments to acquire Group undertakings	(918.2)	(442.5)	(2,049.2)
(Overdrafts)/cash balances of Group undertakings acquired	(15.3)	1.6	4.1

	(933.5)	(440.9)	(2,045.1)

d Reconciliation of net cash flow to movement in net debt	2002	2001	2000
	£m	£m	£m

Movement in cash and overdrafts	53.6	(1.9)	26.4
Net cash inflow from the management of liquid resources	(336.2)	(775.2)	(618.8)
Increase in borrowings	(442.4)	(81.4)	(769.2)

Change in net debt resulting from cash flows	(725.0)	(858.5)	(1,361.6)
Acquisition of Group undertakings	(3,621.3)	(162.2)	(611.7)
Certificates of tax deposit surrendered	–	(3.6)	(5.9)
Exchange adjustments	19.9	(218.0)	29.9
Other non-cash movements	3.9	(12.3)	(10.9)

Movement in net debt in the year	(4,322.5)	(1,254.6)	(1,960.2)
Net debt at start of year	(3,918.2)	(2,663.6)	(703.4)

Net debt at end of year	(8,240.7)	(3,918.2)	(2,663.6)

Liquid resources comprise short term deposits.

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

26     Group cash flow statement continued

e Analysis of changes in net debt			Acquisition
	At 1 April	Cash	of Group	Non-cash	Exchange	Other	At 31 March
	1999	flow	undertaking *	movements	adjustments	movements	2000
	£m	£m	£m	£m	£m	£m	£m

Cash at bank and in hand**	1.6	6.2	–	–	–	–	7.8

Bank overdrafts	(24.2)	20.2	–	–	–	–	(4.0)

		26.4
Deposits**	1,522.9	(618.8)	107.7	–	(2.1)	(5.9)	1,003.8

Borrowings due after one year	(1,637.3)	(924.0)	(663.3)	197.6	31.7	(10.9)	(3,006.2)
Borrowings due within one year	(566.4)	154.8	(56.1)	(197.6)	0.3	–	(665.0)

		(769.2)

	(703.4)	(1,361.6)	(611.7)	–	29.9	(16.8)	(2,663.6)

			Acquisition
	At 1 April	Cash	of Group	Non-cash	Exchange	Other	At 31 March
	2000	flow	undertaking *	movements	adjustments	movements	2001
	£m	£m	£m	£m	£m	£m	£m

Cash at bank and in hand**	7.8	17.4	–	–	0.1	–	25.3
Bank overdrafts	(4.0)	(19.3)	–	–	–	–	(23.3)

		(1.9)
Deposits**	1,003.8	(775.2)	–	–	20.9	(3.6)	245.9

Borrowings due after one year	(3,006.2)	60.6	(50.0)	32.1	(204.9)	(12.3)	(3,180.7)
Borrowings due within one year	(665.0)	(142.0)	(112.2)	(32.1)	(34.1)	–	(985.4)

		(81.4)

	(2,663.6)	(858.5)	(162.2)	–	(218.0)	(15.9)	(3,918.2)

			Acquisition
	At 1 April	Cash	of Group	Non-cash	Exchange	Other	At 31 March
	2001	flow	undertaking *	movements	adjustments	movements	2002
	£m	£m	£m	£m	£m	£m	£m

Cash at bank and in hand**	25.3	66.9	–	–	–	–	92.2
Bank overdrafts	(23.3)	(13.3)	–	–	–	–	(36.6)

		53.6
Deposits**	245.9	(336.2)	215.1	–	(4.6)	0.2	120.4

Borrowings due after one year	(3,180.7)	(752.3)	(3,188.5)	107.1	10.7	2.3	(7,001.4)
Borrowings due within one year	(985.4)	309.9	(647.9)	(107.1)	13.8	1.4	(1,415.3)

		(442.4)

	(3,918.2)	(725.0)	(3,621.3)	–	19.9	3.9	(8,240.7)

* Excluding cash and bank overdrafts.
** Cash and deposits per the balance sheet £212.6m (2001: £271.2m; 2000: £1,011.6m).

National Grid Annual Report and Form 20-F 2001/02

27     Acquisition

On 31 January 2002, the Group acquired the entire issued share capital of Niagara Mohawk Holdings Inc., for a total consideration of £2,186.5m including acquisition costs of £44.9m. The acquisition has been accounted for by using the acquisition method of accounting. Because the acquisition occurred late in the financial year, fair values and goodwill arising on the acquisition are provisional and may be subject to revision during the current financial year. Goodwill arising on acquisition is being amortised over 20 years, being its estimated useful economic life.

		Fair value adjustments

	Book value	Revaluations		Accounting		Provisional
	at acquisition			policy alignment		fair value
	£m	£m		£m		£m

Tangible fixed assets	3,264.6	266.8	(ix)(x)	(266.8	)(ix)(x)	3,264.6
Fixed asset investments	96.5	(32.4	)(i)	–		64.1
Stocks	37.8	–		(1.6)		36.2
Debtors	4,295.3	(193.4	)(ii)(iii)(vii)	(146.8	)(xi)(xii)(xiv)	3,955.1
Investment held for resale	–	15.4	(v)	–		15.4
Cash and deposits	237.0	–		(21.9	)(xiii)	215.1
Creditors excluding borrowings	(950.8)	(27.1	)(vi)	38.9	(xiii)	(939.0)
Borrowings	(3,382.6)	(453.8	)(iv)(vii)	(15.3	)(xiii)	(3,851.7)
Provisions for liabilities and charges	(1,437.1)	(32.6	)(iii)(viii)	152.0	(xi)(xii)(xiv)	(1,317.7)
Minority interests	(347.2)	281.5	(iv)	–		(65.7)

	1,813.5	(175.6)		(261.5)

Net assets acquired						1,376.4
Goodwill arising on acquisition						810.1

						2,186.5

Share consideration						1,269.9
Cash consideration, including costs of acquisition						916.6

						2,186.5

Investment held for resale of £15.4m relates to an associated undertaking of Niagara Mohawk Holdings Inc. which is held exclusively with a view to resale. The book and fair value of this business represents the anticipated net sale proceeds.

Fair value adjustments primarily comprise:

Revaluation adjustments relating to:

(i)	Revaluation of investments to market value (£32.4m);

(ii)	Write-down of regulatory assets related to nuclear activities (£669.4m);

(iii)	Recognition of pension fund liabilities, assets and other related regulatory assets (£290.6m);

(iv)	Revaluation and reclassification of preferred stock of a subsidiary undertaking (minority interest) to borrowings (£281.5m);

(v)	Revaluation and reclassification of investment held for resale (£15.4m);

(vi)	Recognition of current tax and other liabilities (£22.7m);

(vii)	Revaluation of long-term debt and recognition of related regulatory assets (£184.7m);

(viii)	Deferred tax on certain fair value adjustments (£258.0m).

Accounting policy alignment relating to:

(ix)	Accounting for allowance for equity funds used during construction (£75.6m);

(x)	Accounting for costs incurred on the disposal of tangible fixed assets (£191.2m);

(xi)	Discounting of provisions and recognition of effect on related regulatory assets (£57.3m);

(xii)	Non-recognition of certain regulatory assets under UK GAAP (£46.9m);

(xiii)	Reclassification of unpresented cheques (£37.2m);

(xiv)	Non-recognition of pension provision and related regulatory assets under UK GAAP (£45.7m).

Adjustments (ix) and (x) have also resulted in corresponding revaluation adjustments.

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

27     Acquisition continued

The results of Niagara Mohawk Holdings Inc., prepared on the basis of its pre-acquisition accounting policies under US GAAP, for the period 1 January 2002 to 31 January 2002 and for its preceding financial year ended 31 December 2001 are set out below:

	Period 1 January	Year ended
	to 31 January	31 December
	2002	2001
	£m	£m

Turnover	255.4	3,269.2
Operating costs	(251.1)	(3,078.0)

Operating profit of group undertakings

– Before exceptional items	4.3	308.8
– Exceptional items	–	(117.6)

	4.3	191.2
Share of joint venture’s operating profit	0.2	2.5
Net interest	(18.7)	(264.0)

Loss before taxation	(14.2)	(70.3)
Taxation	(0.6)	57.9
Minority interests	(5.4)	(21.7)

Loss for the period	(20.2)	(34.1)

The following unaudited proforma summary gives effect to the acquisition of Niagara Mohawk Holdings, Inc., as if the acquisition had taken place on 1 April 1999, on 1 April 2000 and on 1 April 2001. In addition, in respect of the year ended 31 March 2000 only, the proforma summary gives effect to the acquisition of New England Electric System (NEES), as if the acquisition of NEES had taken place on 1 April 1999. The proforma summary combines the actual consolidated results of the Group (excluding the effect of the acquisition in the actual period that it took place) and the results of Niagara Mohawk Holdings Inc. and NEES after giving effect to certain adjustments. These adjustments include estimates of the effect of adopting the provisional or final fair value adjustments as appropriate, and the increased net interest expense, together with the associated tax effects, as a result of financing the acquisitions. In addition, the earnings per share calculation has been adjusted as if the shares issued to acquire Niagara Mohawk Inc. were issued on the assumed date of acquisition for the purposes of preparing the proforma summary. The proforma summary does not necessarily reflect the results of operations as they would have been if the Group (excluding the acquisitions) and the acquisitions had constituted a single entity during the periods presented.

	Year ended 31 March

	2002		2001		2000
	£m		£m		£m

Turnover	6,973.1		7,117.9		6,197.7
(Loss)/profit for the year – including exceptional items and goodwill amortisation	(519.6)		588.6		930.1
Profit for the year – excluding exceptional items and goodwill amortisation	464.1		259.8		190.1

(Loss)/earnings per ordinary share Basic, including exceptional items and goodwill amortisation	(29.5	)p	33.5	p	53.0	p
Basic, excluding exceptional items and goodwill amortisation	26.4	p	14.8	p	10.8	p

28     Related party transactions

Transactions with an associate and joint ventures, which were in the normal course of business, were as follows:

	2002	2001	2000
	£m	£m	£m

Sales:
Services supplied	32.6	46.5	35.0
Finance lease rentals	9.0	11.3	6.7
Purchases:
Services received	55.1	26.3	16.7
Tangible fixed assets	2.7	–	5.6

Amounts owed by and owed to an associate and joint ventures are given in notes 15 and 17 respectively.

National Grid Annual Report and Form 20-F 2001/02

29     Commitments and contingencies

a Future capital expenditure			Associate and
	Group		joint ventures

	2002	2001	2002	2001
	£m	£m	£m	£m

Contracted for but not provided	360.8	396.8	26.2	90.1

Information in respect of the associate’s “future capital expenditure contracted for but not provided” was not available at 31 March 2002. As a consequence, in respect of the position at 31 March 2002 only, the information provided above in respect of the share of associate and joint ventures’ “future capital expenditure contracted for but not provided” solely relates to joint ventures.

b     Lease commitments
At 31 March 2002, the Group’s operating lease commitments for the financial year ending 31 March 2003 amounted to £33.2m (2001: £11.9m) and are analysed by lease expiry date as follows:

	Land and buildings		Other		Total

	2002	2001	2002	2001	2002	2001
	£m	£m	£m	£m	£m	£m

Within one year	0.8	0.1	2.2	1.1	3.0	1.2
Between two and five years	1.9	1.3	11.7	4.5	13.6	5.8
After five years	7.3	2.6	9.3	2.3	16.6	4.9

	10.0	4.0	23.2	7.9	33.2	11.9

Total commitments under non-cancellable operating leases were as follows:

	2002	2001
	£m	£m

In one year or less	33.2	11.9
In more than one year, but not more than two years	28.7	10.7
In more than two years, but not more than three years	25.9	8.4
In more than three years, but not more than four years	23.9	6.4
In more than four years, but not more than five years	18.6	5.5
In more than five years	159.0	34.6

	289.3	77.5

c     Power commitments
At 31 March, the Group had obligations to purchase energy under long term contracts. The following table analyses that commitment, excluding those purchased power obligations, the net present value of which is already reflected in creditors (note 18).

	2002	2001
	£m	£m

In one year or less	1,340.1	1,037.3
In more than one year, but not more than two years	1,188.9	670.8
In more than two years, but not more than three years	1,057.1	644.9
In more than three years, but not more than four years	684.3	545.2
In more than four years, but not more than five years	691.5	277.4
In more than five years	2,350.1	1,238.6

	7,312.0	4,414.2

d     Guarantees and performance bonds
A Group undertaking has issued performance bonds in the ordinary course of business amounting to £40.6m (2001: £88.1m), of which £10.6m (2001: £58.3m) is in respect of a joint venture, and has issued guarantees in respect of an associate up to £14.1m (2001: £14.1m).

e     Sale of Millstone 3
In November 1999, New England Power (NEP), a National Grid subsidiary, entered into an agreement with Northeast Utilities (NU) to settle claims made by NEP in relation to the operation of the Millstone 3 nuclear unit. As part of this agreement, NU agreed to include NEP’s 16.2 per cent share in an auction of NU’s share in that unit, at a guaranteed price, irrespective of the price actually received at auction. On 31 March 2001 the Millstone 3 sale was completed and proceeds of US dollar 27.9m (£19.6m) were received by NEP. Millstone 3 was subsequently sold to Dominion Resources Inc. for a total of approximately US dollar 855.0m (£602.0m).

Regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of the settlement agreement as NEP would have received approximately US dollar 140.0 million (£100.0m) of sale proceeds without the agreement. The dispute will be resolved by the Federal Energy Regulatory Commission (FERC). National Grid believes it has a strong argument that it acted prudently since the amount received under the settlement agreement was the highest sale price for a nuclear unit at the time the agreement was reached.

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

f     Environmental related litigation
On 25 May 2000, the New York State Department of Environmental Conservation (DEC) issued an air pollution notice of violation to Niagara Mohawk regarding the operation of its two formerly owned coal-fired generation plants (Huntley and Dunkirk). The notice of violation was also issued to NRG Energy, Inc. (NRG), the current owner and operator of both plants. While no specific relief was sought in the notice of violation, the DEC and the New York State Attorney General have indicated in meetings with Niagara Mohawk and NRG that they will be seeking substantial fines against Niagara Mohawk and NRG as well as the imposition of pollution controls. It is Niagara Mohawk’s position that the cost of pollution controls should be borne by NRG.

In May 2001, the New York State Attorney General advised Niagara Mohawk and NRG of its intent to file suit alleging that the plants are in violation of the federal Clean Air Act. On 13 July 2001, Niagara Mohawk filed a declaratory judgement action against NRG in New York State Supreme Court. Niagara Mohawk is seeking a declaratory judgement that NRG is responsible for any control upgrades and mitigation resulting from the above-referenced enforcement action. This litigation is in the discovery phase. On 10 January 2002, New York State filed suit against Niagara Mohawk and NRG in US District Court for alleged violations of the Clean Air Act. Niagara Mohawk has filed a motion to dismiss.

30     Group undertakings, joint ventures and associate

Principal Group undertakings
The principal Group undertakings included in the Group accounts at 31 March 2002 are listed below. These undertakings are wholly-owned and, unless otherwise indicated, are incorporated in Great Britain.

Principal activity

National Grid Holdings One plc (a)	Holding company
National Grid (US) Holdings Limited (a)	Holding company
National Grid Holdings Limited (b)	Holding company
The National Grid Company plc (b)	Transmission of electricity in England and Wales
National Grid USA (Incorporated in USA) (b)	Holding company
NGG Telecoms Limited (b)	Holding company
NG Investments Limited (Incorporated in Jersey) (b)	Investment company
Massachusetts Electric Company (Incorporated in USA) (b)	Distribution of electricity
The Narragansett Electric Company (Incorporated in USA) (b)	Distribution and transmission of electricity
Granite State Electric Company (Incorporated in USA) (b)	Distribution of electricity
New England Power Company (Incorporated in USA) (b)	Transmission and generation of electricity
Niagara Mohawk Power Corporation (Incorporated in USA) (b)	Distribution and transmission of electricity and gas
Niagara Mohawk Holdings Inc. (Incorporated in USA) (b)	Holding company

(a) Issued ordinary share capital held by National Grid Group plc
(b) Issued ordinary share capital held by Group undertakings

Principal joint ventures and associate
at 31 March 2002

Country of
incorporation
	Group holding	and operation	Principal activity

Compania Inversora En Transmicion
Electrica CITELEC S.A. (c)	42.5% ordinary shares	Argentina	Transmission of electricity
Copperbelt Energy Corporation Plc (c)	38.5% ordinary shares	Zambia	Transmission, distribution and supply of electricity
JVCO Participacoes Ltda*(c)	50.0% ordinary shares	Brazil	Telecommunications
Manquehue net S.A. (c)	30.0% ordinary shares	Chile	Telecommunications
Silica Networks S.A. (c)	50.0% ordinary shares	Chile	Telecommunications
Energis Polska Sp. z.o.o. (c)	48.75% ordinary shares	Poland	Telecommunications
Energis plc (d)	32.5% ordinary shares	Great Britain	Telecommunications

*JVCO Participacoes Ltda is Intelig’s ultimate parent undertaking.

The investments in the joint ventures (c) and associate (d) are held by Group undertakings.

The Group holding of shares in Energis recorded in the table above represents the Energis shares held within fixed asset investments (note 14), but not those included within assets held for exchange (note 16). At 31 March 2002, 29.9m (2001: 29.9m) Energis shares (book value: £nil; market value £0.8m), (2001: book value: £21.9m; market value: £83.5m) included within fixed asset investments, had been loaned to a financial institution under the terms of a stock lending agreement. This agreement provides for a fee to be paid to the Group and the loan of shares is secured by an equivalent value of readily marketable securities.

A full list of all Group and associated undertakings is attached to the Company’s Annual Return filed with the Registrar of Companies.

National Grid Annual Report and Form 20-F 2001/02

31     Post balance sheet event

On 22 April 2002 the Boards of National Grid Group plc and Lattice Group plc (“Lattice”) unanimously agreed and announced the terms of a recommended merger. Under the terms of the merger, National Grid shareholders will retain their shares in National Grid (to be renamed National Grid Transco) and Lattice shareholders will receive 0.375 National Grid Transco shares for each Lattice share. Upon completion of the merger, National Grid shareholders will hold approximately 57.3 per cent and Lattice shareholders will hold approximately 42.7 per cent of the issued share capital of National Grid Transco, based on the issued share capital of the two companies at the date of the announcement.

It is intended to account for the merger in accordance with merger accounting principles.

32     Differences between UK and US accounting principles

The Group prepares its consolidated accounts in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The significant differences between UK GAAP and US GAAP are set out below.

Deferred taxation
Under UK GAAP, deferred taxation is provided in full on all material timing differences with certain exceptions, as outlined in the Accounting policies – Deferred taxation. Under US GAAP, deferred tax is provided in full, using the liability method, and requires the recognition of deferred taxation on all timing differences except for non tax deductible goodwill.

The deferred tax liability under US GAAP is analysed as follows:

	2002	2001
	£m	£m

Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	1,713.9	1,124.4
Other temporary differences	1,376.4	222.7

	3,090.3	1,347.1
Deferred taxation assets:
Other temporary differences	(1,161.5)	(126.5)

	1,928.8	1,220.6

Analysed as follows:
Current	12.2	11.3
Non-current	1,916.6	1,209.3

	1,928.8	1,220.6

Pensions
Under UK GAAP, pension costs have been accounted for in accordance with SSAP 24 and disclosures have been provided in accordance with SSAP 24 and FRS 17.

Under US GAAP, pension costs are determined in accordance with the requirements of SFAS 87 and 88 and pension disclosures are presented in accordance with SFAS 132. Differences between UK GAAP and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising certain surpluses and deficits. Under US GAAP, the Company has estimated the effect on net income and shareholders’ equity assuming the adoption and application of SFAS 87 “Employers’ Accounting for Pensions” as of 1 April 1996, as the adoption of SFAS 87 on the actual effective date of 1 April 1989 was not feasible. The unrecognised transition asset at 1 April 1989, using the financial assumptions at 1 April 1996, amounted to £171.5m and is being amortised over 15 years commencing 1 April 1989.

Under UK GAAP, as explained in note 7, net interest includes a credit of £8.1m (2001: £15.7m; 2000: £3.5m) in respect of the notional interest element of the variation from the regular pension cost. Under US GAAP, this credit is not recognised.

The net periodic (credit)/cost for pensions and other post-retirement benefits are as follows:

				Other post-retirement
	Pensions			benefits

	2002	2001	2000	2002	2001
	£m	£m	£m	£m	£m

Service cost	29.6	25.1	19.7	5.1	3.6
Interest cost	125.0	110.7	63.7	28.8	20.7
Settlements	(11.6)	–	–	–	–
Expected return on assets	(159.5)	(141.7)	(72.9)	(20.8)	(17.2)
Amortisation of prior service cost	3.7	2.6	2.6	–	–
Amortisation of previously unrecognised losses	–	–	0.9	0.3	0.2
Amortisation of transitional asset	(11.4)	(11.4)	(11.4)	–	–

	(24.2)	(14.7)	2.6	13.4	7.3
Release of pension provision	(1.5)	(1.5)	(1.5)	–	–

	(25.7)	(16.2)	1.1	13.4	7.3

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

32     Differences between UK and US accounting principles continued

Pensions continued
The cost of providing other post-retirement benefits for the year ended 31 March 2000, which related to the period 22 March 2000 to 31 March 2000, amounted to £0.2m.

The additional cost incurred in respect of severance cases computed in accordance with SFAS 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” is as follows:

	2002	2001	2000
	£m	£m	£m

Cost of termination benefits	46.3	4.1	10.3

The principal financial assumptions used for the SFAS 87 calculations in respect of the UK and USA defined benefit schemes are shown below.

	USA			UK

	2002	2001	2000	2002	2001	2000
	%	%	%	%	%	%

Discount rate	7.5	7.3	7.8	6.0	5.5	5.5
Return on assets	7.5 – 9.0	8.8	8.5	7.0	5.8	6.0
General salary increases	3.25 – 4.5	4.0	5.1	3.8	3.3	4.0
Pension increases	nil	nil	nil	2.9	2.5	3.0

The assumptions used for other post-retirement costs relate solely to USA schemes. These assumptions were that the discount rate used would be 7.5% and that medical costs would increase by 10.0%, decreasing to 5.0% in 2007 and remain at 5.0% thereafter.

A reconciliation of the funded status of the Group pension and other post-retirement schemes to the prepaid/(accrued) cost that would appear in the Group’s balance sheet if prepared under US GAAP is as follows:

			Other
	Pensions		post-retirement benefits

	2002	2001	2002	2001
	£m	£m	£m	£m

Projected benefit obligation	(2,953.5)	(1,906.5)	(884.0)	(316.2)
Fair value of plan assets	2,698.2	2,095.8	396.8	202.3

	(255.3)	189.3	(487.2)	(113.9)

Unrecognised transition asset	(23.1)	(34.5)	–	–
Unrecognised net loss	417.2	157.5	83.0	47.6
Unrecognised prior service cost	65.2	44.9	(1.6)	–

Prepaid/(accrued) cost under US GAAP	204.0	357.2	(405.8)	(66.3)

			Other
	Pensions		post-retirement benefits

	2002	2001	2002	2001
Changes in the projected benefit obligation are shown below:	£m	£m	£m	£m

Projected benefit obligation at start of year	1,906.5	1,655.5	316.2	228.8
Adjustments to provisional fair values	–	5.3	–	(16.4)
Service cost	29.6	25.1	5.1	3.9
Interest cost	125.0	110.7	28.8	20.7
Plan participants’ contributions	4.7	4.5	–	–
Plan amendment – prior service cost	23.4	13.3	(1.6)	–
Terminations	39.7	4.1	6.6	0.2
Actuarial loss	118.0	12.2	24.7	15.2
Benefits paid	(140.1)	(121.8)	(26.3)	(17.5)
Acquisition of Group undertakings	900.6	119.7	532.5	51.2
Transfers out	(51.0)	–	–	–
Transfers in	1.5	–	–	–
Exchange adjustments	(4.4)	77.9	(2.0)	30.1

Projected benefit obligation at end of year	2,953.5	1,906.5	884.0	316.2

National Grid Annual Report and Form 20-F 2001/02

32     Differences between UK and US accounting principles continued

Pensions continued

			Other
	Pensions		post-retirement benefits

	2002	2001	2002	2001
Changes in plan assets are shown below:	£m	£m	£m	£m

Fair value of plan assets at start of year	2,095.8	2,110.7	202.3	178.9
Actual return on assets	18.8	(150.0)	10.3	(13.2)
Employer contributions	23.6	14.7	16.1	6.0
Plan participants’ contributions	4.7	4.5	–	–
Benefits paid	(140.1)	(121.8)	(20.2)	(16.7)
Acquisition of Group undertakings	738.6	147.8	189.0	23.3
Transfers out	(40.6)	–	–	–
Transfers in	1.5	–	–	–
Exchange adjustments	(4.1)	89.9	(0.7)	24.0

Fair value of plan assets at end of year	2,698.2	2,095.8	396.8	202.3

It is estimated that a one per cent change in the assumed health care cost trends would increase or decrease the accumulated post-retirement benefit obligation as at 31 March 2002 by £90.9m (2001: £53.9m) and £82.3m (2001: £48.2m) respectively. There would be an immaterial effect on the net periodic cost for the year ended 31 March 2002.

Shares held by employee share trusts
Under UK GAAP, shares in the Company held by employee share trusts are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded as a deduction from shareholders’ equity.

Share option schemes
As permitted under UK GAAP, no cost is accrued for share options awarded under the Sharesave scheme where the exercise price of the options is below the market value at the date of grant. In respect of the grant of options under the Executive scheme, no cost is accrued under UK GAAP as the exercise price is equivalent to the market value at the date of grant. As permitted by SFAS 123, “Accounting for Stock-Based Compensation”, the Group has accounted for compensatory share option schemes under APB 25 “Accounting for Stock Issued to Employees”. Under the requirements of APB 25, the compensation costs relating to the Sharesave and Executive schemes are amortised over the period from the date of grant of options to the date those options are first exercisable. SFAS 123 prescribes a fair value method of recognising share option compensation costs, the application of which would have no material effect on the Group’s reported net income or earnings per ordinary share.

The average fair value of the options granted during each of the three financial years ended 31 March 2002 are estimated as follows:

	2002		2001		2000

Where the exercise price is less than the market price at the date of grant	158.0	p	155.0	p	134.2	p
Where the exercise price is equal to the market price at the date of grant	62.0	p	68.0	p	129.0	p
Where the exercise price is greater than the market price at the date of grant	–		65.0	p	–

The fair value of the options granted are estimated using the Black-Scholes European option pricing model using the following principal assumptions:

	2002	2001	2000

Dividend yield	3.5	2.7	4.1
Volatility	30.0	30.0	33.0
Risk-free investment rate	5.4	5.9	5.8
Average life (years)	4.2	4.0	4.2

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

32     Differences between UK and US accounting principles continued

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

Financial instruments
Under UK GAAP, derivative financial instruments that qualify for hedge accounting are recorded at their historical cost, if any, and are not re-measured. Any related monetary assets or liabilities, including foreign currency borrowings are translated at the hedged rate. In addition, under UK GAAP, it is permissible to hedge account for the net assets of overseas operations with hedging instruments denominated in currencies other than the functional currencies of the overseas operations.

Under US GAAP, as required by SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, all derivative financial instruments including derivatives embedded within other contracts, are required to be recognised in the balance sheet as either assets or liabilities and measured at fair value. SFAS 133 only permits hedge accounting in specific circumstances, where the hedge is identified as one of three types: fair value; cash flow or foreign currency exposures of net investments in foreign operations. Provided that it can be demonstrated that the hedge is highly effective and the relevant hedging criteria have been met, then in respect of fair value hedges, both the change in fair value of the derivative and hedged item are reflected in net income in the period of the change; for cash flow hedges and hedges of foreign currency exposures of net investments in foreign operations, changes in fair value are reflected through other comprehensive income. In the event that the conditions for hedge accounting are not met, then changes in the fair value of a derivative is reflected in net income.

The primary differences that arise between UK GAAP and US GAAP result from the different criteria that are applied under UK GAAP and US GAAP to permit the use of hedge accounting, and the application of different measurement criteria.

Equity Plus Income Convertible Securities (EPICs)
Under UK GAAP, EPICs are carried in the balance sheet at the gross proceeds of the issue and the related issue costs were written-off in the year of issue. Under US GAAP, the issue costs are deferred and written-off over the period to the expected date of redemption of the EPICs on 3 May 2003.

US GAAP requires the carrying value of the EPICs to be adjusted to the settlement amount of the debt, which is linked to the Energis plc share price as described in note 19.

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

Under UK GAAP, regulatory assets established in accordance with the principles of SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP. Where the application of UK GAAP results in the non or partial recognition of an obligation compared with US GAAP, any related regulatory asset is either not or partially recognised. In certain circumstances, regulatory assets may be reported net of related regulatory liabilities.

Recognition of income
Under US GAAP, income is recognised in the period that the service is provided up to the maximum revenue allowed under the terms of the relevant regulatory regime. Under UK GAAP, any income received or receivable in excess of the maximum revenue allowed for the period, under the terms of the relevant regulatory regime, is recognised as income.

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

National Grid Annual Report and Form 20-F 2001/02

32     Differences between UK and US accounting principles continued

Goodwill
Under US GAAP, the fair value of net assets acquired is calculated in accordance with US GAAP principles which differ in certain respects from UK GAAP principles. As a result, the US GAAP fair value of net assets of Group undertakings acquired differ from the fair value of net assets as determined under UK GAAP principles.

Under UK GAAP, goodwill is amortised over its expected useful economic life of up to 20 years. Under US GAAP, National Grid, with the exception of its associated undertaking, has adopted SFAS 142 “Accounting for Goodwill and Other Intangible Assets” with effect from 1 April 2001. SFAS 142 requires that amortisation of goodwill should be replaced by periodic reviews for impairment.

Share of joint ventures’ and associate’s adjustments to conform with US GAAP
The Group’s share of the associated undertaking’s results and net assets, which also impact on the exceptional profit relating to Energis and assets held for exchange, have been adjusted to conform with US GAAP.

Reconciliation of net (loss)/income to US GAAP
The following is a summary of the material adjustments to net (loss)/income which would have been required if US GAAP had been applied instead of UK GAAP.

	2002	2001	2000
		(restated)	(restated)
	£m	£m	£m

Profit for the year, excluding exceptional items	400.1	210.7	321.9
Exceptional items after taxation	(893.4)	453.5	800.1

Net (loss)/income under UK GAAP	(493.3)	664.2	1,122.0

Adjustments to conform with US GAAP Deferred taxation	6.7	(27.2)	34.8
Pensions	29.4	18.9	5.7
Share option schemes	(1.6)	(5.3)	(5.4)
Tangible fixed assets	3.4	3.4	3.4
Financial instruments	(82.8)	(55.4)	27.9
Issue costs associated with EPICs	(1.8)	(1.8)	(1.8)
Carrying value of EPICs liability	203.1	152.5	(115.0)
Severance and integration costs	67.4	23.6	(11.3)
Recognition of income	(4.7)	(17.0)	–
Goodwill	78.4	(1.6)	0.1
Share of joint ventures’ and associate’s adjustments to conform with US GAAP	37.0	56.0	(50.6)
Other	(4.3)	–	–

Total US GAAP adjustments	330.2	146.1	(112.2)

Net (loss)/income under US GAAP	(163.1)	810.3	1,009.8

Net (loss)/income under US GAAP includes net losses of £892.9m (2001: net gains £527.9m; 2000: net gains £795.7m) which are treated as exceptional items under UK GAAP.

	2002	2001	2000
Earnings per share (EPS)	£m	£m	£m

Net (loss)/income under US GAAP	(163.1)	810.3	1,009.8
Dilutive impact of 4.25% exchangeable bonds 2008*	–	21.2	20.9

Net (loss)/income after dilution	(163.1)	831.5	1,030.7

*There is no dilutive impact of the 4.25% exchangeable bonds 2008 in 2002.

	Number		Number		Number
	million		million		million

Weighted average shares in issue – for basic EPS (note 11)	1,526.8		1,475.8		1,472.9

Weighted average shares in issue – for diluted EPS (note 11)	1,526.8		1,596.0		1,593.3

Basic (loss)/earnings per share	(10.7	)p	54.9	p	68.6	p

Diluted (loss)/earnings per share	(10.7	)p	52.1	p	64.7	p

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

32     Differences between UK and US accounting principles continued

Reconciliation of equity shareholders’ funds to US GAAP
The following is a summary of the material adjustments to equity shareholders’ funds which would have been required if US GAAP had been applied instead of UK GAAP.

	2002	2001
		(restated)
	£m	£m

Equity shareholders’ funds under UK GAAP	3,196.6	2,673.5

Adjustments to conform with US GAAP Deferred taxation	(51.7)	(47.2)
Pensions	216.5	178.7
Shares held by employee share trusts	(45.7)	(10.2)
Ordinary dividends	169.0	133.5
Tangible fixed assets	(38.2)	(41.6)
Financial instruments	(81.5)	(45.5)
Issue costs associated with EPICs	1.9	3.7
Carrying value of EPICs liability	240.6	37.5
Severance liabilities	14.8	–
Recognition of income	(21.7)	(17.0)
Regulatory assets	34.4	–
Goodwill	105.1	34.1
Share of joint ventures’ and associate’s adjustments to conform with US GAAP	20.7	21.3
Other	(1.8)	(0.8)

Total US GAAP adjustments	562.4	246.5

Equity shareholders’ funds under US GAAP	3,759.0	2,920.0

Reconciliation of US GAAP to UK GAAP cash flow headings
The Group accounts include a cash flow statement prepared in accordance with FRS 1 (Revised 1996) “Cash Flow Statements” (“FRS 1 (revised)”), the objectives and principles of which are substantially the same as SFAS 95 “Statement of Cash Flows” under US GAAP. The principal differences between FRS 1 (revised) and SFAS 95 relate to the classification of items within the cash flow statement and the definition of cash and cash equivalents. Under UK GAAP cash flows are classified under eight standard headings whereas US GAAP only requires presentation of cash flows from three activities, being operating activities, investing activities and financing activities.

Under US GAAP, in contrast to UK GAAP, cash and cash equivalents do not include bank overdrafts but do include deposits and investments with original maturities of three months or less.

Set out below is a summary of the Group cash flow statement under US GAAP:

	2002	2001	2000
	£m	£m	£m

Net cash provided by operating activities(i)	902.1	425.5	347.5
Net cash used in investing activities(ii)	(1,199.7)	(1,059.8)	(736.2)
Net cash provided by/(used in) financing activities(iii)	221.5	(104.7)	596.2

Net (decrease)/increase in cash and cash equivalents	(76.1)	(739.0)	207.5
Cash and cash equivalents at beginning of year	259.0	977.3	769.8
Exchange adjustments	(4.6)	20.7	–

Cash and cash equivalents at end of year	178.3	259.0	977.3

Cash and deposits per balance sheet	212.6	271.2	1,011.6
Less: deposits with original maturities of more than three months	(34.3)	(12.2)	(34.3)

Cash and cash equivalents	178.3	259.0	977.3

(i)  Net cash provided by operating activities comprises net cash inflow from operating activities, dividends from joint ventures, returns on investments and servicing of finance, excluding costs relating to the issue of debt and taxation.

(ii)  Net cash used in investing activities comprises capital expenditure, acquisitions and disposals and the component of management of liquid resources which comprises deposits with an original maturity of more than three months.

(iii)  Net cash provided by/(used in) financing activities comprises equity dividends paid, financing, including costs relating to the issue of debt, and movements in bank overdrafts.

National Grid Annual Report and Form 20-F 2001/02

32     Differences between UK and US accounting principles continued

Comprehensive (loss)/income
Comprehensive (loss)/income under US GAAP is as follows:

	2002	2001	2000
	£m	£m	£m

Net (loss)/income under US GAAP	(163.1)	810.3	1,009.8
Other comprehensive income
Share of associate’s other comprehensive (loss)/income	(5.0)	(47.5)	57.5
Exchange adjustments	(8.9)	(3.1)	(18.1)
Tax on exchange adjustments	7.6	31.9	–
Other	(4.7)	2.8	–

Comprehensive (loss)/income under US GAAP	(174.1)	794.4	1,049.2

Cumulative foreign exchange losses recognised in other comprehensive income at 31 March 2002 under US GAAP were £30.9m (2001: £22.0m; 2000: £18.9m).

Other differences between UK and US GAAP
Under US GAAP, turnover attributable to the country of domicile is required to be identified. With minor exceptions, the vast majority of turnover attributable to “Europe” identified in note 2a is in respect of sales made in the United Kingdom.

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

The Group reviews all long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under UK GAAP, recognition and measurement of impairment is determined on the basis of discounted cash flows attributable to income generating units. Under US GAAP, impairments on long-lived assets are determined in accordance with SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and are recognised on the basis of undiscounted future cash flows and measured on the basis of discounted future cash flows. This difference has no effect on the Group accounts for the three years ended 31 March 2002.

Under UK GAAP, assets in the balance sheet are presented in ascending order of liquidity and the balance sheet is analysed between net assets and shareholders’ funds. Under US GAAP, assets are presented in descending order of liquidity and the balance sheet is analysed between total assets and liabilities and shareholders’ funds.

Under US GAAP, debtors falling due after more than one year of £4,054.4m (2001: £1,053.9m (restated)) and provisions for liabilities and charges of £3,034.3m (2001: £1,521.0m (restated)) as measured under UK GAAP would be classified as non-current assets and non-current liabilities respectively.

Under UK GAAP, the assets held for exchange are included in current assets. Under US GAAP, the assets held for exchange are classified as part of the investment in an associate and are equity accounted.

Under UK GAAP, fixed rate long-term debt acquired as part of the acquisition of Niagara Mohawk has been included in the balance sheet at 31 March 2002 at the fair value of that debt at the date of acquisition, with a corresponding regulatory asset for the difference between the book value and fair value being recognised, amounting to £165.4m. Both the fair value adjustment to long-term debt and regulatory asset are being amortised over the remaining term of the debt. Under US GAAP, this fixed rate debt is carried at book value, as the book value of debt reflects the regulatory value of the debt, and the Group will be recovering financing costs from customers based on this book value.

National Grid Annual Report and Form 20-F 2001/02

Notes to the accounts continued

32     Differences between UK and US accounting principles continued

New US Accounting Standards adopted during 2001/2002
National Grid has adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, SFAS 141 “Business Combinations” and SFAS 142 “Accounting for Goodwill and Other Intangible Assets” with effect from 1 April 2001. However, the associate has not applied SFAS 142 with effect from this date and consequently the US GAAP results reflect National Grid’s share of the associate’s goodwill amortisation.

SFAS 133, as amended by SFAS 137 and SFAS 138, establishes accounting and reporting standards for derivative financial instruments and hedging activities. The effect of adopting SFAS 133 at 1 April 2001 has been to reduce US GAAP net income and equity shareholders’ funds by £13.9m (net of tax).

SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. The requirements of SFAS 141 have been applied in accounting for the acquisition of Niagara Mohawk.

SFAS 142 requires that goodwill should no longer be amortised and that it must be reviewed for impairment (“transitional goodwill impairment test”) within six months of adoption, and annually thereafter. The transitional goodwill impairment test, conducted at 1 April 2001 and the annual impairment test carried out at 31 March 2002, revealed that National Grid had no impairment to recognise. If SFAS 142 had been in effect for the years’ ending 31 March 2001 and 31 March 2000, reported income under US GAAP would have been higher by £70.9m and £1.3m respectively.

New US Accounting Standards and pronouncements not yet effective
In June 2001, FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”. This standard requires entities to record the fair value of an “asset retirement obligation” as a liability in the period in which it incurs a legal obligation associated with the disposal of tangible fixed assets. This standard is mandatorily effective for National Grid with effect from 1 April 2003. National Grid has not yet evaluated the likely impact of SFAS 143 on its accounts. Upon initial recognition of such a liability entities should capitalise the cost by recognising an increase in the carrying value of the related tangible fixed asset.

In August 2001, FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”. Whilst SFAS 141 retains many of the recognition and measurement provisions of SFAS 121, it excludes goodwill not being amortised from its impairment provisions and significantly changes the criteria that have to be met in order to classify ‘long-lived assets’ as ‘held-for-sale’. SFAS 144 also supersedes the provisions of APB 30 “Reporting the Results of Operations – Reporting the Effects of Disposal of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 144 requires that expected future operating losses from discontinued operations be reported in the periods the losses are incurred rather than as of the measurement date. The provisions of SFAS 144 are effective for National Grid with effect from 1 April 2003. As the provisions of SFAS 144 are to be applied prospectively, the impact on National Grid, if any, will depend upon the circumstances existing at that time.

National Grid Annual Report and Form 20-F 2001/02

Glossary of terms

Term used in annual report	US equivalent or brief description
Accounts	Financial statements
Acquisition accounting	Purchase accounting
Allotted	Issued
APB	Accounting Principles Board (US)
Associate	Equity investment
Called up share capital	Common stock issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Creditors	Accounts payable (or payables)
Debtors	Accounts receivable (or receivables)
Equity shareholders’ funds	Shareholders' equity
FASB	Financial Accounting Standards Board (US)
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
FRS	Financial Reporting Standard (UK)
Group accounts	Consolidated financial statements
Interest receivable	Interest income
Interest payable	Interest expense
Joint venture	Equity investment
Net book value	Book value
Operating profit	Net operating income
Own shares	Treasury stock
Pension scheme	Pension plan
Profit	Income (or earnings)
Profit and loss account (reserve)	Retained earnings
Profit and loss account	Income statement
Profit for the year	Net income
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Reconciliation of movements in equity shareholders’ funds	Statement of changes in stockholders' equity
Reserves	Stockholders' equity other than common stock
SFAS	Statement of Financial Accounting Standards (US)
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)
SSAP	Statement of Standard Accounting Practice (UK)
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenues (or sales)
UK GAAP	United Kingdom generally accepted accounting principles
US GAAP	United States generally accepted accounting principles

National Grid Annual Report and Form 20-F 2001/02

Risk factors

Proposed Lattice merger

The proposed merger with Lattice is subject to the approval of the shareholders of both National Grid and Lattice, satisfaction of certain regulatory conditions, and sanction of the Lattice Scheme by the Court. It is expected that the regulatory approvals will be received so that completion of merger can occur in the autumn of 2002.

There is also the risk that the merger will not generate the savings and benefits as expected. The “Chairman’s statement” on page 2 notes that the combined management team have a proven track record, demonstrating that the Group has the abilities required.

Business performance

Earnings maintenance and growth from the UK regulated electricity industry is dependent upon outperforming regulatory efficiency targets set by Ofgem. Generally, over time, the continued ability to make efficiency improvements will decline. National Grid has published cost and efficiency saving targets for its UK regulated business. To meet these targets National Grid must continue to improve management and operational performance. Earnings are increasingly dependent on the performance of the US regulated businesses. Under the state rate plans, the ability to deliver integration savings will affect earnings. To meet National Grid’s announced savings targets for its acquisition of Niagara Mohawk, National Grid must improve efficiency and reduce costs. US earnings are also dependent on meeting service quality standards set by state regulators. In order to meet such standards, National Grid must improve service reliability and customer service.

National Grid’s core skills are the design, construction, system operation, regulatory management and customer service activities associated with operating complex networks. National Grid aims to continually improve these skills. These skills allow National Grid to address these and other business performance risks. For more information see “Outlook” on page 4 and “Operating and financial review” starting on page 5.

Regulation

Most of National Grid’s businesses are utilities that are subject to regulation by authorities of the UK, the US, the EU or other jurisdictions. Decisions by regulators concerning permitted revenues and rates of return, market trading arrangements, the facilitation of competition in markets in which National Grid operates and proposed acquisitions or mergers could have an adverse impact on National Grid’s business, including its results of operations, cash flow, financial condition and ability to develop its business in the future. For instance, National Grid believes it is positioned in the US market to take advantage of the development of RTOs. Whilst National Grid is in discussion with a number of parties, further agreements among the parties and FERC are required. Adverse decisions by FERC would affect National Grid’s ability to become an independent transmission company.

National Grid’s core skills are the design, construction, system operation, regulatory management and customer service activities associated with operating complex networks. These skills allow National Grid to address these and other regulatory risks. For more information see “Transmission business development” on page 9. For a description of current UK regulation see “Electricity networks – England and Wales” on pages 6 and 7. For a description of current US regulation see “Electricity and gas networks – US” on pages 8 to 11.

Commodity risk

The costs incurred by National Grid in purchasing electricity are subject to movements in underlying commodity prices, particularly of oil and gas. Regulatory arrangements in the UK and US provide some ability to pass through higher prices. For more information see “Electricity networks – England and Wales” on pages 6 and 7 and “Electricity and gas networks – US” on pages 8 to 11.

Operational performance

Electricity and gas utilities are subject to certain risks mainly outside of their control such as weather or possible security breaches. Unusually hot or cold weather will affect revenues, particularly in the US. Severe weather that causes outages or damages infrastructure will adversely affect revenues. The Group has security protocols and business continuity plans in place to manage these types of risks but cannot ensure they are adequate for all risks.

Joint ventures

National Grid’s investments in joint ventures are subject to risks normally associated with ventures that are not majority owned. National Grid is not able to exercise complete control over the joint venture operations and may be dependent on the actions of the other joint owners regarding decisions such as continued funding or interest in the business. The health of the joint venture is also dependent upon the financial health of the other owners. The problems associated with National Grid’s joint venture telecoms highlight these risks. Following a review of National Grid’s telecoms investments, the Group has decided to concentrate on its wholly-owned infrastructure businesses. For more information see “Other electricity businesses and projects” on page 12 and “Telecoms” on page 13.

Safety and environmental

Aspects of the Group’s business are inherently dangerous, such as the operation and maintenance of high voltage transmission lines and the transmission and distribution of natural gas. Electricity and gas utilities typically utilise and generate in their operations a range of potentially hazardous products and by-products. The Group is subject to numerous laws and regulations in each of the jurisdictions in which it operates relating to pollution, the protection of the environment, the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials, and the health and safety of employees and the general public. National Grid requires all operating companies to comply fully with all relevant laws and regulations. For a description of National Grid’s approach to business responsibility see “Our framework for a responsible business” on page 14.

National Grid Annual Report and Form 20-F 2001/02

Financial measures

National Grid is subject to certain covenants and limits in relation to listed debt and bank lending facilities. Such limits may hinder National Grid in the servicing of current businesses or the financing of new businesses. National Grid’s debt is rated by credit rating agencies and these ratings may impact the borrowing capacity of the Group.

In order to take advantage of National Grid’s current financing authority under the Public Utility Holding Company Act of 1935, National Grid must maintain an equity capitalisation ratio calculated on a US GAAP basis of at least 30 per cent. A large deterioration in the equity base through, for example, the write down in the value of assets, or a large increase in debt through, for example, business expansion, currency or fair value adjustments could cause National Grid to not meet this requirement.

The Group manages these risks in part through the operations of its Treasury Policy Committee, a committee of the Board, which is responsible for the regular review and monitoring of treasury activity. For further information see “Treasury policy” on page 23.

Interest rates

A proportion of National Grid’s borrowings are subject to interest rates that may fluctuate with certain prevailing interest rates. Increases in these prevailing interest rates would result in increased costs for the Group. Interest rates are among the items regularly reviewed by the Treasury Policy Committee, a committee of the Board. For further information see “Interest rate risk” on page 23.

Foreign currency exchange/Foreign operations

National Grid has significant international operations and conducts business in many currencies. These operations are subject to the risks normally associated with international operations, including the need to translate foreign currency denominated assets and profits into National Grid’s reporting currency.

Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labour strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws, and the need to enforce agreements and collect receivables through foreign legal systems. For example, National Grid’s investment in Transener has been impacted by the devaluation of the Argentine peso. Transener could default on its debt obligations without government intervention. Currency risk is among the items regularly reviewed by the Treasury Policy Committee, a committee of the Board. For further information see “Currency risk” on page 25.

Technological change

National Grid’s principal business is the transmission and distribution of electricity via lines and cables. It is therefore vulnerable to certain types of technological changes. Examples of possible changes are growth in distributed generation, renewable energy sources, fuel cells and the introduction of an alternative power carrier. Directors are briefed on technology issues and the Group invests each year in research and development. For more information see “Research and development” on page 31.

Business development

The Group is subject to the risk that any business development will be based on incorrect assumptions or conclusions or that substantial liabilities will be overlooked. The Group has a business development process in place and ultimate responsibility for certain decisions falls to the Directors. For further information see “Directors” on page 32.

Internal controls

There is a risk that, with the rate of organisational change and development, management may become distracted from the core business of the Group with adverse consequences. To ensure that the business remains focused the Group has in place an established a system of internal control. For more information see “Internal control” on page 33.

National Grid Annual Report and Form 20-F 2001/02

Investor information

Exchange rates

The following tables set out, for the periods indicated, certain information concerning the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) expressed in US dollars per £1.00.

Financial year	Period end	Average–	High	Low

1997/98	1.68	1.65	1.70	1.58
1998/99	1.61	1.65	1.72	1.60
1999/2000	1.59	1.61	1.68	1.55
2000/01	1.42	1.47	1.60	1.40
2001/02	1.42	1.44	1.48	1.37

*The average of the Noon Buying Rates on the last business day of each month during the relevant period.

	High	Low

December 2001	1.46	1.42
January 2002	1.45	1.41
February 2002	1.43	1.41
March 2002	1.43	1.41
April 2002	1.46	1.43
May 2002*	1.47	1.45

*For the period to 29 May 2002.

Market prices

The following tables set out for the periods indicated the highest and lowest closing middle-market quotations for ordinary shares, as derived from the Official List, and the ADS equivalent of such prices, or where available the actual ADS price. Prices for periods up to 9 February 1998 are adjusted to take account of the share consolidation and special dividend.

	Ordinary shares		ADS
Financial year	High(p)	Low(p)	High($)	Low($)

1997/98	355.0	208.5	30.73	20.44
1998/99	552.5	353.0	45.62	29.75
1999/2000	597.0	388.5	48.12	31.87
2000/01	646.0	479.5	47.87	37.00
2001/02	581.0	417.2	41.75	30.40

	Ordinary shares		ADS
Financial period	High(p)	Low(p)	High($)	Low($)

2000/01
Quarter 1	573.0	479.5	45.75	37.50
Quarter 2	597.0	517.5	43.25	37.75
Quarter 3	646.0	568.0	47.87	40.75
Quarter 4	638.0	518.0	47.00	37.00

2001/02
Quarter 1	581.0	518.0	41.75	36.90
Quarter 2	536.0	424.5	37.50	31.64
Quarter 3	502.0	417.2	36.04	30.04
Quarter 4	471.5	434.5	33.61	31.11

	Ordinary shares		ADS
	High(p)	Low(p)	High($)	Low($)

December 2001	438.0	420.5	31.95	30.40
January 2002	461.0	434.5	33.06	31.11
February 2002	471.5	451.7	33.61	32.17
March 2002	468.0	447.5	33.18	31.74
April 2002	505.0	460.7	36.65	32.87
May 2002*	511.5	492.0	37.40	35.90

*For the period to 29 May 2002.

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

Taxation

The following summary describes the principal US Federal income and UK tax consequences to beneficial owners of ADSs or ordinary shares who are residents of the United States. The summary is not a complete analysis or listing of all of the possible tax consequences of ownership and does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, securities dealers, investors with a “functional currency” other than the US dollar and any corporation which, alone or together with one or more corporations which are treated as associated for the purposes of the US/UK taxation convention relating to income and capital gains (the “Income Tax Convention”), directly or indirectly controls 10 per cent or more of the voting share capital of National Grid. The statements regarding US Federal tax laws set out below are based (i) on the US Internal Revenue Code of 1986, as amended (the “Code”) and regulations issued thereunder, all of which are subject to change, possibly with retroactive effect and (ii) in part on representations of The Bank of New York as depositary (the “Depositary”) and assume that each obligation provided for in or otherwise contemplated by the deposit agreement entered into by and among National Grid, the Depositary and the registered holders of ADRs pursuant to

National Grid Annual Report and Form 20-F 2001/02

which ADRs have been issued dated as of 21 November 1995 and amended and restated as of 31 January 2002 (the “Deposit Agreement”) and any related agreement will be performed in accordance with its terms. The statements regarding UK tax set out below are based on UK domestic law and the Income Tax Convention as in force on the date of this document and on what is understood to be the practice of the UK Inland Revenue as at such date and are subject to any change therein (including any change having retroactive effect). Beneficial owners of the ADSs who are residents or citizens of the United States will be treated as the owners of the underlying ordinary shares for the purposes of the Code.

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

A US citizen who is resident or ordinarily resident in the UK, a US corporation which is resident in the UK by reason of its business being managed and controlled in the UK or a US citizen who, or US corporation which, is trading or carrying on a profession or vocation in the UK through a branch or agency and has used, held or acquired ADSs or ordinary shares for the purpose of such trade, profession or vocation or such branch or agency, may be liable for both UK and US tax on a capital gain recognised on the disposal of ADSs or ordinary shares. Such holder, however, will generally be entitled to foreign tax credit, subject to certain limitations, against any US Federal tax liability for the amount of any UK tax (namely capital gains tax in the case of an individual and corporation tax on chargeable gains in the case of a corporation) which is paid in respect of such gain.

A US Holder who becomes resident in the UK after a period of “temporary” non-residence (of up to five years) following an earlier period of residence in the UK may also be liable to UK capital gains tax.

UK stamp duty and stamp duty reserve tax (“SDRT”)

Transfers of ordinary shares Generally speaking SDRT at the rate of 0.5 per cent of the amount or value of the consideration paid is payable where an agreement, to transfer ordinary shares is not completed by a duly stamped transfer to the transferee. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with such date, the SDRT liability will be cancelled, and any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident.

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

Transfer of ADSs No UK stamp duty will be payable on the acquisition or transfer of existing ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of American Depositary Receipts (ADRs) will not give rise to a liability for SDRT. On a transfer of ordinary shares from the London, England office of The Bank of New York as agent of the Depositary (the “Custodian”) to a holder of ADSs upon cancellation of the ADSs, only a fixed stamp duty fee of £5 per instrument of transfer will be payable. Any transfer for value of the underlying ordinary shares represented by ADSs may give rise to a liability on the transferee to UK stamp duty or SDRT.

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

National Grid Annual Report and Form 20-F 2001/02

Investor information continued

If the stamp duty is not already a multiple of £5, the duty will be rounded up to the nearest multiple of £5.

US information reporting and backup withholding

A US resident Holder who holds ADSs may in certain circumstances be subject to information reporting to the IRS and possible US backup withholding at a rate of 30 per cent with respect to dividends on ADSs and proceeds from the sale or other disposition of ADSs unless such holder furnishes a correct taxpayer identification number or is otherwise exempt.

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

Memorandum and Articles of Association

The following description is a summary of the material terms of National Grid’s share capital and material provisions of the Memorandum and Articles of Association of National Grid (the “Articles”) and English law. The following description is a summary only and is qualified in its entirety by reference to the Articles, which have been filed with the US Securities and Exchange Commission, and the Companies Act 1985, as amended (the “Companies Act”). National Grid’s authorised share capital is 2,500,000,000 ordinary shares of 10 pence each and one special rights non-voting redeemable preference share of £1. All of the outstanding shares are fully paid. Accordingly, no further contribution of capital may be required by National Grid from the holders of such shares.

General National Grid is incorporated under the name National Grid Group plc and is registered in England and Wales with registered number 4031152. The Company’s objects are set forth in the fourth clause of its Memorandum of Association and cover a wide range of activities, including the following:

•	carrying on the business of a holding company;

•	employing the funds of the Company to develop and expand its business; and

•	carrying on any other activity supplemental to the foregoing or capable of enhancing the Company’s profitability.

The Memorandum of Association grants National Grid a broad range of corporate powers to effect these objectives.

Directors The Articles provide that unless otherwise determined by an ordinary resolution of the Company’s shareholders, the number of Directors shall not be less than two but shall not be subject to any maximum number. Under the Articles, a Director may not vote in respect of any contract in which the Director, directly or indirectly, has an interest. This is subject to certain exemptions relating to (a) giving the Director any guarantee, security or indemnity in respect of obligations incurred at the request of or for the benefit of National Grid, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of National Grid for which the Director has assumed responsibility under an indemnity or guarantee, (c) an offer of securities of National Grid in which the Director may be entitled to participate or will be interested as an underwriter, (d) any contract concerning any other company in which the Director is beneficially interested in less than one per cent of that other company, (e) any arrangement for the benefit of employees of National Grid under which he benefits in a similar manner as the employees and (f) any contract concerning any insurance that National Grid is empowered to purchase or maintain for its Directors.

The compensation awarded to Executive Directors is decided by a remuneration committee, which consists exclusively of Non-executive Directors.

The Directors are empowered to exercise all the powers of National Grid to borrow money, subject to the limitation that the aggregate principal amount outstanding of all borrowings shall not exceed an amount equal to four times National Grid’s share capital and aggregate reserves, calculated in the manner described in the Articles, unless sanctioned by an ordinary resolution of the Company’s shareholders.

Any Director not otherwise required to retire at an annual general meeting of shareholders shall do so unless he was appointed or re-appointed as a Director at either of the last two annual general meetings before that meeting. At each annual general meeting at least one-third of the Directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring Director shall be eligible for re-election. No Director shall be required to retire by reason only of the fact that he has attained the age of 70 or any other age.

A Director is not required to hold shares of National Grid in order to qualify as a Director.

The Special Share Any one of Her Majesty’s Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of HM Treasury or any other person acting on behalf of the Crown may hold the special share. The registered holder of the special share may, after consulting National Grid and subject to the provisions of the Companies Act, require National Grid to redeem the special share at par at any time. The holder of the special share has the right to receive notice of, and to attend and speak at, any general meeting or any separate meeting of the holders of any class of shares, but the special share confers no right to vote nor any other rights at any shareholders’ meeting. The special share confers no right to participate in National Grid’s capital or profits except that, on a distribution of capital in a winding-up, the holder of the special share is entitled to repayment of £1 in priority to other shareholders.

National Grid Annual Report and Form 20-F 2001/02

Each of the following actions is effective only with the written consent of the holder of the special share:

(a)	the amendment, removal or alteration of the effect of (including the ratification of any breach of) specified provisions of the Articles, including the Article relating to the special share, the Article on general limitations on shareholdings, the Article on shareholding restrictions on Pool members or licence holders and the Article relating to the disclosure of interests in shares under section 212 of the Companies Act (each as described under “General Limitations on Shareholdings” and “Shareholding Restrictions on Persons who are bound by the Balancing and Settlement Code or Licence Holders” below) except to the extent that any amendment, removal or alteration of the Article relating to the disclosure of interests in shares is required to comply with the Listing Rules of the UK Listing Authority;

(b)	the creation or issue of any shares in National Grid carrying voting rights other than (1) shares carrying voting rights in all circumstances at general meetings and (2) shares which do not constitute equity share capital (as defined in the Companies Act) and which, when aggregated with all other similar shares, carry the right to cast less than 15 per cent of the votes capable of being cast on a poll on any resolution at any general meeting;

(c)	the variation of any rights (save for dividend rights and rights to repayment of capital) attached to any shares in National Grid;

(d)	the disposal by National Grid of any shares in The National Grid Company plc to any person which is not a wholly-owned subsidiary;

(e)	any scheme or arrangement which, if put into effect, would relieve The National Grid Company plc or any of National Grid’s affiliates of, or otherwise modify, the obligations which National Grid must impose on them by virtue of the provisions described under “Obligations Relating to the Transmission Licence Holder” below;

(f)	the voluntary winding-up of National Grid, a special resolution to the effect that National Grid should be wound up by the court, the presentation by National Grid or by the Board of Directors of a petition for the winding-up of National Grid by the court, or any proposal for any of the foregoing;

(g)	the presentation by National Grid or by the Board of Directors of a petition applying for an administration order or a proposal by the Board of Directors for a voluntary arrangement, in each case pursuant to the Insolvency Act 1986; or

(h)	the establishment of a holding company for National Grid.

Ordinary Shares Dividends and Other Distributions: National Grid may not pay any dividend otherwise than out of profits available for distribution under the Companies Act and the other applicable provisions of English law. In addition, as a public company, National Grid may make a distribution only if and to the extent that, at the time of the distribution, the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (as defined in the Companies Act). Subject to the foregoing, National Grid may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders but not exceeding the amount recommended by the Board of Directors. The Board of Directors may pay interim dividends if the Board of Directors considers that National Grid’s financial position justifies the payment.

Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up (otherwise than in advance of calls) on the shares.

A general meeting declaring a dividend may, upon the recommendation of the Board of Directors, direct that the dividend be satisfied wholly or partly by the distribution of assets and may be declared or paid in any currency. The Board of Directors may, if authorised by a shareholders’ ordinary resolution, offer the holders of ordinary shares the right to elect to receive new ordinary shares credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution.

National Grid may stop paying dividends or other monies payable in respect of a share to a shareholder if in respect of at least two consecutive dividend payments, through no fault of National Grid, has not been effected (or, following one such occasion, reasonable enquiries have failed to establish any new address of the holder or appropriate details for effecting payment by other means). National Grid must resume payment of dividends or other monies payable in respect of a share if the shareholder or person entitled by transmission claims the arrears of dividend.

All dividends or other sums payable unclaimed for one year after having been declared may be invested or otherwise made use of by the Board of Directors for the benefit of National Grid until claimed. Any dividend or interest unclaimed for 12 years from the date when it was declared or became due for payment will be forfeited and revert to National Grid.

In a winding-up, a liquidator may, with the sanction of a special resolution of National Grid and any other sanction required by applicable provisions of English law, (a) divide among the shareholders the whole or any part of National Grid’s assets (whether the assets are of the same kind or not) and may for this purpose value any assets and determine how the division should be carried out as between different shareholders or different classes of shareholders or otherwise as the resolution may provide, or (b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the sanction of a special resolution, determines, but in neither case will a shareholder be compelled to accept assets upon which there is a liability.

Unless the Board of Directors determines otherwise, no shareholder holding shares representing 0.25 per cent or more of any class of National Grid’s shares will be entitled to receive payment of any dividend or other distribution if he or any person appearing to be interested in those shares has been given a notice under section 212 of the Companies Act and has failed to give National Grid the information required by the notice within 14 days from the date of service of the notice.

Voting rights: Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands every shareholder who

National Grid Annual Report and Form 20-F 2001/02

Investor information continued

is present in person will have one vote and on a poll every shareholder will have one vote for every share which he holds. On a poll, shareholders may cast votes either personally or by proxy and a proxy need not be a shareholder. Under the Articles all special and extraordinary resolutions must be decided on a poll.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. Seniority will be determined by the order in which the names of the holders appear in the register of shareholders.

Unless the Board of Directors otherwise determines, no shareholder, or person to whom any of that shareholder’s holding is transferred other than by a transfer approved under the Articles, can vote at any general meeting either in person or by proxy in respect of any share in National Grid held by him:

(1)	if all monies presently payable by him in respect of that share have not been paid;

(2)	if he or any other person appearing to be interested in the share has been given a notice under section 212 of the Companies Act and has failed to provide the information required by the notice within 14 days from the date of service of the notice (or in the case of shares representing less than 0.25 per cent of their class, within 28 days of service of the notice); or

(3)	in the circumstances referred to under “General Limitations on Shareholdings” and “Shareholding Restrictions on Persons who are bound by the Balancing and Settlement Code or Licence Holders” below.

Variation of Rights: Subject to applicable provisions of English law and the rights attached to any specific class of shares, the rights attached to any class of shares of National Grid may be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The applicable provisions of English law and the Articles relating to general meetings will generally apply to any such separate meeting except that:

(1)	the necessary quorum will be two persons between them Holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which that quorum is not present, will be any holder of shares of that class who is present in person or by proxy whatever the number of shares held by him;

(2)	any holder of shares of that class present in person or by proxy may demand a poll; and

(3)	every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

Alteration of Capital National Grid may by ordinary resolution increase, consolidate and divide and sub-divide its share capital. Subject to applicable provisions of English law, National Grid may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner. Subject to applicable provisions of English law and to any rights conferred on the holder of any class of shares, National Grid may purchase all or any of its shares of any class (including any redeemable shares).

General Limitations on Shareholdings The Articles contain provisions which limit interests in voting shares. These provisions are described briefly below:

(a)	If any person has, or appears to the Board of Directors to have, an interest in shares which carry 15 per cent or more of the total votes attaching to the relevant share capital (as defined in the Companies Act) of National Grid and capable of being cast on a poll or is deemed so to have such an interest, the Board of Directors must take the following actions. The Board must give notice to all persons who appear to the Board of Directors to have interests in the shares concerned and, if different, to the registered holders of those shares. The notice will require that the interest concerned be reduced to less than 15 per cent by selling shares within 2 days of the notice (or a longer period that the Board of Directors considers reasonable). No transfer of the shares to which the interest relates may then be registered except for the purpose of reducing the interest to less than 15 per cent or until the notice has been withdrawn.

(b)	If a person receiving a notice described in paragraph (a) does not comply with it, the Board of Directors will, so far as it is able, sell the shares on appropriate terms, as it determines. The proceeds of that sale will be received by National Grid and paid (without interest and after deduction of any expenses of sale) to the former registered holder.

(c)	A registered holder receiving a notice described in paragraph (a) is not entitled, until he has complied with the notice, to attend or vote at any general meeting of National Grid or of any class of shares. Likewise, the holder will not be able to exercise any other of the rights of a shareholder in relation to that meeting, and those rights will vest in the chairman of that meeting who will have discretion to exercise them or not.

(d)	Any resolution or determination of, or decision or exercise of any discretion or power by, the Board of Directors or any Director or the chairman of any meeting under the relevant Article will be final and conclusive. Any disposal or transfer made by or on behalf of or on the authority of the Board of Directors or any Director pursuant to the relevant Article will be conclusive and binding on all persons concerned and will not be open to challenge. The Board of Directors is not required to give any reasons for any decision, determination or declaration taken or made in accordance with the relevant Article.

There are limited exceptions to these restrictions relating principally to holdings of a trustee or fiduciary nature and market clearing arrangements. These restrictions do not apply to the Depositary acting in its capacity as such.

National Grid Annual Report and Form 20-F 2001/02

Shareholding Restrictions on Persons who are bound by the Balancing and Settlement Code or Licence Holders The Articles contain additional restrictions which are intended to prevent any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000, a holder of a licence under the Electricity Act 1989, or in either case, any affiliate thereof, from having an interest in shares which carry one per cent or more of the total votes attaching to the relevant share capital of National Grid and capable of being cast on a poll.

The Board of Directors has the same rights as those set out under “General Limitations on Shareholdings” above to require the sale or to sell sufficient numbers of shares to bring the relevant interest within the permitted limit where these provisions are breached.

Obligations Relating to the Transmission Licence Holder The Articles provide that National Grid must provide that, without the consent in writing of the holder of the special share:

(a)	the transmission licence (as subsequently amended) which was granted by the then Secretary of State for Energy may not be held by any person which is not National Grid or a wholly-owned subsidiary of National Grid;

(b)	National Grid and its wholly-owned subsidiaries may not cease to carry on, or dispose of or relinquish operational control over any asset required to carry on, the transmission business or the interconnectors business (as defined in the transmission licence in place at 11 December 1995) except if that cessation, disposal or relinquishment is required by law or is permitted pursuant to or by virtue of the terms of the transmission licence;

(c)	neither National Grid nor any affiliate of National Grid is permitted to carry on in the United Kingdom any activity which requires a generation or supply licence or which is exempted from such requirement, save where that activity is expressly permitted under the terms of the transmission licence in place at 11 December 1995 and neither National Grid nor any affiliate of National Grid is permitted to engage outside the United Kingdom in the generation of electricity to be imported into the United Kingdom;

(d)	no employee or director of any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000 or the holder of a licence under the Electricity Act 1989 or, in either case, any affiliate thereof (other than National Grid or any wholly-owned subsidiary of National Grid) is permitted to be a director of National Grid or the transmission licence holder; and

(e)	the transmission licence holder is not permitted to carry on activities other than:

(i)	those required or contemplated on the part of the transmission licence holder (in its capacity as the holder of the transmission licence) by the transmission licence or the Electricity Act 1989 or related to those requirements; or

(ii)	those carried on by The National Grid Company plc at or prior to 11 December 1995.

The restrictions set out in this sub-paragraph (e) would not prevent the acquisition of any share capital by the transmission licence holder in any company (subject to sub-paragraph (c)).

Annual General Meetings and Extraordinary General Meetings Annual General Meetings must be convened upon advance written notice of 21 days. An Extraordinary General Meeting must be convened upon advance written notice of 21 days for the passing of a special resolution and 14 days for any other resolution, depending on the nature of the business to be transacted. The notice must specify the nature of the business to be transacted. The notice must also specify the place, the day and the time of the meeting.

Rights of Non-Residents There are no restrictions under National Grid’s Memorandum and Articles of Association that would limit the rights of persons not resident in the UK, as such, to vote ordinary shares.

Disclosure of Interests

(a)	A shareholder may lose the right to vote his shares if he or any other person appearing to be interested in those shares fails to comply within a prescribed period of time with a request by National Grid under the Companies Act to give the required information with respect to past or present ownership or interests in those shares. In the case of holders of more than 0.25 per cent in nominal amount of the share capital of National Grid or any class of the share capital, in addition to disenfranchisement, the sanctions that may be applied by National Grid include withholding of the right to receive payment of dividends and other monies payable on shares, and restrictions on transfers of the shares.

(b)	The Companies Act provides that a person (including a company and other legal entities) that acquires an interest of three per cent or more in any class of shares constituting an English public company’s “relevant share capital” (i.e. National Grid’s issued share capital carrying the right to vote in all circumstances at a general meeting of National Grid) is required to notify the company of its interest within two business days following the day on which the obligation arises. After the 3 per cent level is exceeded, similar notifications must be made in respect of increases or decreases of one per cent or more.

For purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares (a) in which a spouse, or child or stepchild under the age of 18 is interested, (b) in which a corporate body is interested and either (1) that corporate body or its directors generally act in accordance with that person’s directions or instructions or (2) that person controls one-third or more of the voting power of that corporate body or (c) in which another party is interested and the person and that other party are parties to a “concert party” agreement. A concert party agreement is one which provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests acquired under the agreement, and any interest in the company’s shares is in fact acquired by any of the parties under the agreement. Some of the interests (e.g. those held by certain investment fund managers) may be disregarded for the purposes of calculating the three per cent threshold,

National Grid Annual Report and Form 20-F 2001/02

Investor information continued

but the obligations of disclosure will still apply where those interests exceed 10 per cent or more of any class of the company’s relevant share capital and to increases or decreases of one per cent or more thereafter.

In addition, section 212 of the Companies Act provides that a public company may send a written notice to a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares constituting the company’s “relevant share capital”. The notice will require that person to state whether he has an interest in the shares, and in case that person holds or had held an interest in those shares, to give additional information relating to that interest and any other interest in the shares of which that person is aware.

Where a company serves notice under the provisions described above on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to an English court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the taking up of rights in respect of those shares and, other than in a liquidation, payments in respect of those shares.

A person who fails to fulfill the obligations imposed by those provisions of the Companies Act described above is subject to criminal penalties.

Material contracts

A summary of material contracts found in Part IX, Section 17.1 of the National Grid Transco plc Listing Particulars is incorporated by reference herein.

Proposed Lattice Merger

A summary of terms for the proposed merger with Lattice found in Part I, Section 1 and Sections 2.8-2.11 of the National Grid Transco plc Listing Particulars is incorporated by reference herein.

Subsidiaries

Note 29 to the accounts (Group undertakings, joint ventures and associate) sets out in respect of National Grid’s principal subsidiaries, its principal joint ventures and the associate company Energis details including jurisdiction of incorporation or formation and National Grid’s ownership interest.

Documents on display

National Grid is subject to the filing requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, National Grid files reports and other information with the US Securities and Exchange Commission (SEC). These materials, including this document, may be inspected during normal business hours at National Grid’s registered office at 15 Marylebone Road, London NW1 5JD or at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC on 1-800-SEC-0330. Some of National Grid’s filings are also available on the SEC’s website at www.sec.gov.

National Grid Annual Report and Form 20-F 2001/02

Exhibits

The following have been filed with the Securities and Exchange Commission or will so be filed with the 2001/02 Annual Report and Form 20-F:

1	Memorandum and Articles of Association of National Grid Group plc

2(a)	Amended and restated Deposit Agreement dated as of 31 January 2002

2(b)	(i) Offering circular issued by NGG Finance plc on 20 August 2001 summarising the trust deeds, subscription agreements and paying agency agreements relating to the €1,250,000,000 5.25 per cent guaranteed bonds due 2006 and the €750,000,000 6.125 per cent guaranteed bonds due 2001 issued by NGG Finance plc and guaranteed by National Grid

(ii) Offering circular issued by National Grid Company on 23 July 2001 summarising the trust deeds, subscription agreements and paying agency agreements relating to the £200,000,000 3.806 per cent Retail Price Index-linked bonds due 2020, the £40,000,000 3.589 per cent limited Retail Price Index-linked bonds due 2030 and the £360,000,000 6.50 per cent bonds due 2028 issued by National Grid Company

(iii) Credit agreement dated 22 November 2001 between National Grid Group plc (as guarantor and borrower); NGG Finance plc (as borrower); HSBC Investment Bank plc (the agent); HSBC (USA) Inc. (the swingline agent); and certain banks and financial institutions (the banks) which provides a $1.7 billion 364 day multicurrency revolving credit facility and $600 million five year multicurrency revolving facility with a $300 million swingline facility

4(a)	(i)	Supplemental Trust Deed dated 10 December 2001 between National Grid Company, National Grid, National Grid Holdings One plc and The Law Debenture Trust Company p.l.c. relating to £460 million 4.25 per cent unsecured exchangeable bonds

	(ii)	Letter Agreement dated 20 November 2001 between National Grid, National Grid Company, National Grid Holdings One plc and the European Investment Bank relating to a guarantee given by National Grid

	(iii)	Agreement and Plan of Merger and Scheme of Arrangement, dated as of 4 September 2000, as amended 1 December 2000, entered into between National Grid, National Grid Holdings One plc, Grid Delaware, Inc. and Niagara Mohawk

	(iv)	Asset Purchase Agreement dated as of 11 December 2000 and made between Niagara Mohawk Power Corporation, Constellation Nuclear and Constellation Energy Group, Inc. regarding the sale of the Nine Mile Point No. 1 nuclear generating facilities

	(v)	Asset Purchase Agreement dated as of 11 December 2000 and made between Niagara Mohawk Power Corporation, RG&E, Central Hudson, NYSEG, Constellation Nuclear and Constellation Energy Group, Inc. regarding the sale of the Nine Mile Point No. 2 nuclear generating facilities

	(vi)	Purchase and Sale Agreement dated as of 13 April 2002 and made by and among North Atlantic Energy Corporation, The United Illuminating Company, Great Bay Power Corporation, New England Power Company, The Connecticut Light and Power Company, Canal Electric Company, Little Bay Power Corporation, New Hampshire Electric Cooperative, Inc., North Atlantic Energy Service Corporation, and FPL Energy Seabrook, LLC regarding the sale of Seabrook Nuclear Station

4(b)	(i)	Service Agreement – Edward Astle

	(ii)	Service Agreement – Stephen Box

	(iii)	Employment Agreement – William E Davis

	(iv)	Service Agreement – Steven Holliday

	(v)	Employment Agreement – Richard P Sergel

	(vi)	Service Agreement – Roger Urwin

4(c)	National Grid Executive Share Option Plan 2002 and National Grid Share Matching Plan 2002

6	Earnings per share.See note 11 to the accounts

7	Ratio of earning to fixed charges. See note 8 to the accounts and page 17

8	List of subsidiaries

10(b)	(i)	Details of proposed merger with Lattice Group plc

10(b)	(ii)	Summaries of material contracts

National Grid Annual Report and Form 20-F 2001/02

Cross reference to Form 20-F

Item		Page
Part 1
1	Identity of Directors, Senior Management and Advisers	n/a
2	Offer Statistics and expected timetable	n/a
3	Key Information
	A. Selected financial data
	Five-year financial summary	18
	Dividends	20
	B. Capitalisation and indebtedness	n/a
	C. Reasons for and use of proceeds	n/a
	D. Risk factors
	Risk factors	84
4	Information on the Company
	A. History and development of the Company
	Overview of National Grid	5
	History and development of the business	5
	Incorporation of the Company	30
	Proposed Lattice Merger	92
	B. Business overview
	Overview of National Grid	5
	Business strategy	5
	Electricity networks – England and Wales	6
	Electricity and gas networks – US	8
	Other electricity businesses and projects	12
	Telecoms	13
	Financial review	17
	Seasonality	27
	Note 2 to the accounts: Segmental analysis	47
	C. Organisational structure
	Note 30 to the accounts: Group undertakings, joint ventures and associate	74
	D. Property, plants and equipment
	Electricity networks – England and Wales	6
	Fixed assets in the UK	7
	Electricity and gas networks – US	8
	Fixed assets in the US	11
5	Operating and financial review
	A. Operating results
	Business review	5
	Financial review	17
	B. Liquidity and capital resources
	Liquidity and capital resources	22
	Going concern	27
	Note 29 to the accounts: Commitments and contingencies, (a) Future capex expenditure	73
	C. Research and development, patents and licences, etc.
	Research and development	31
	D. Trend information
	Electricity networks – England and Wales	6
	Electricity and gas networks – US	8
	Other electricity businesses and projects	12
	Telecoms	13
	Changes and developments	27
	Risk factors	84
6	Directors, senior management and employees
	A. Directors and senior management
	Board of Directors	28
	B. Compensation
	Directors' report – Remuneration	34
	Note 7 to the accounts: Pensions and post-retirement benefits	53
	C. Board practices
	Service contracts	36
	Directors' report – Corporate governance	32
	D. Employees
	Note 5 to the accounts: Payroll costs and employees	52
	E. Share ownership
	Directors' interests in share options	37
	Directors' beneficial interests	38
	Employment policies	30
7	Major shareholders and related party transactions
	A. Major shareholders
	Substantial shareholdings	30
	Analyses of shareholdings at 29 May 2002	96
	B. Related party transactions
	Related party transactions	26
	Note 28 to the accounts: Related party transactions	72
	C. Interests of experts and counsel	n/a
8	Financial Information
	A. Consolidated statements and other financial information
	Directors' responsibilities	40
	Independent auditors' report	41
	Accounting policies	42
	Group profit and loss account	44
	Balance sheets	45
	Group cash flow statement	46
	Notes to the accounts	47
	Note 22 to the accounts: Share capital	65
	Note 29 to the accounts: Commitments and contingencies	73
	Dividends	30
	Dividend policy	20
	B. Significant changes
	Changes and developments	27
9	The offer and listing
	A. Offer and listing details
	Market prices	86
	B. Plan of distribution	n/a
	C. Markets
	Incorporation of the Company	30
	D. Selling shareholders	n/a
	E. Dilution	n/a
	F. Expenses of the issue	n/a

National Grid Annual Report and Form 20-F 2001/02

Item		Page
10	Additional information
	A. Share capital
	Note 22 to the accounts: Share capital	65
	B. Memorandum and articles of association
	Memorandum and Articles of Association	88
	C. Material contracts
	Material contracts	92
	D. Exchange controls
	Exchange controls	86
	E. Taxation
	Taxation	86
	F. Dividends and paying agents	n/a
	G. Statement by experts	n/a
	H. Documents on display
	Documents on display	92
	I. Subsidiary information
	Note 30 to the accounts: Group undertakings, joint ventures and associate
11	Quantitative and qualitative disclosures about market risk
	Interest rate risk	23
	Currency risk	25
	Liquidity risk	25
	Credit risk	25
12	Description of securities other than equity securities	n/a
Part 2
13	Defaults, dividend arrearages and delinquencies
	Defaults, dividend arrearages and delinquencies	86
14	Material modifications to the rights of security holders and use of proceeds	n/a
15	[Reserved]	n/a
16	[Reserved]	n/a
Part 3
17	Financial statements
	See Item 18
18	Financial statements
	Independent auditors' report	41
	Accounting policies	42
	Group profit and loss account	44
	Balance sheets	45
	Group cash flow statement	46
	Notes to the accounts	47
	Note 11 to the accounts: Earnings per share	56
19	Exhibits
	Exhibits	93

National Grid Annual Report and Form 20-F 2001/02

Shareholder information

Analyses of shareholdings as at 29 May 2002:

Distribution of shares by type of shareholder

	Number of		% of issued
	shareholders	Shares	share capital

ADSs[1]	1	109,992,348	6.19
Banks	22	2,293,027	0.13
Electricity companies[2]	7	277,666	0.02
Individuals	616,122	153,620,369	8.65
Insurance companies	12	13,355,730	0.75
Nominee companies[3]	10,026	1,324,600,277	74.54
Other corporate bodies	363	60,218,961	3.39
Pension funds	25	81,740	–
Other limited and public companies	1,301	112,538,555	6.33

Total	627,879	1,776,978,673	100.00

Distribution of shares by size of holding

	Number of		% of issued
	shareholders	Shares	share capital

1 – 99	368,803	25,775,725	1.45
100 – 499	193,417	40,642,442	2.29
500 – 999	34,360	23,376,394	1.32
1,000 – 4,999	26,675	51,945,541	2.92
5,000 – 9,999	2,111	14,222,617	0.80
10,000 – 49,999	1,331	26,882,324	1.51
50,000 – 99,999	282	20,361,827	1.15
100,000 – 499,999	540	122,173,840	6.87
500,000 – 999,999	130	89,915,806	5.06
1,000,000 and above	230	1,361,682,157	76.63

Total	627,879	1,776,978,673	100.00

1ADSs are listed on the New York Stock Exchange. Each ADS represents five National Grid Ordinary Shares. Holdings in ADSs are registered with The Bank of New York, our US depositary.
2In accordance with National Grid’s Articles of Association, no holder of a licence under the Electricity Act 1989 and no affiliate of such licence holder, has an interest of 1 per cent or more in the voting share capital of National Grid.
3Nominee companies typically hold shares on behalf of banks, insurance companies, investment trusts, pension funds and PEP and ISA investors.

In addition to the number of registered shareholders shown, there are approximately 31,000 beneficial and 30,000 registered holders of ADSs.

Financial calendar

30 May 2002	2001/02 preliminary results

5 June 2002	National Grid shares go ex-dividend

7 June 2002	Record date for 2001/02 final dividend

23 July 2002	Annual General Meeting and Extraordinary General Meeting

15 August 2002	2001/02 final dividend paid to qualifying shareholders

Shareholder queries

Queries from shareholders should be addressed to the Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone 0870 600 3969, fax 0870 600 3980, www.shareview.co.uk).

Queries from holders of American Depositary Shares (ADSs) should be addressed to the depositary, The Bank of New York, Shareholders Correspondence, PO Box 11258, New York, NY 10286-1258 (for calls inside the US, telephone 1-800-466-7215, for international calls telephone +1-610-312-5315, e-mail shareowner-svcs@bankofny.com, www.adrbny.com).

Other documents available from National Grid

We send a copy of the Annual Review to all of our shareholders each year.

For the assistance of visually impaired shareholders, an audio tape version of the Annual Review is produced and may be obtained free of charge by contacting the Registrar, Lloyds TSB Registrars.

Shareholders may opt to receive copies of our Annual Report and Form 20-F which contains the full accounts and additional information required by the Securities and Exchange Commission in the US.

National Grid’s principal UK subsidiary, The National Grid Company plc, is the holder of the electricity licence for England and Wales. Under the terms of this licence it is required to provide to the regulator an accounting statement for its licenced businesses. Copies of these statements are available from the Registrar, Lloyds TSB Registrars.

National Grid has published the first Group-wide responsible business website “Connecting with the Future” which can be found on our website at www.nationalgrid.com.

Other information about National Grid is also available on our website at www.nationalgrid.com.

Electronic communication

Information about National Grid is available via the internet on www.nationalgrid.com. Share price information, annual reports and shareholder FAQs can be found in the Investors section.

Shareholders may elect to receive all shareholder communications, such as the Annual Review and Notice of AGM by electronic means. Shareholders who wish to take advantage of this service can register on our Registrar’s website www.shareview.co.uk. Registration is free. Once registered, shareholders will receive notification by e-mail, when documentation is available with instructions on how to view it. There are no particular software requirements to view the documents, other than those described and available on our website, www.nationalgrid.com.

Shareholders who register to receive electronic notification but decide at any time in the future that they would prefer to receive paper copies, may register this preference on the website, www.shareview.co.uk, or by contacting the Registrar at the address above.

Holders of ADSs may elect to receive some documents electronically by checking the appropriate box on the reverse side of their voting instruction card. Alternatively, they may call The Bank of New York at 1-800-466-7215.

Prior to general meetings of National Grid, ADS holders will be mailed a notice of meeting with instructions on how to electronically access the Annual Review.

Shareholders or ADS holders who wish to continue to receive all communications in paper form need take no action.

Contacts and Advisers

Principal offices

National Grid Group plc	National Grid UK	National Grid USA
15 Marylebone Road London NW1 5JD	National Grid House Kirby Corner Road Coventry CV4 8JY	25 Research Drive Westborough Massachusetts MA 01582

300 Erie Boulevard West Syracuse New York NY 13202

Principal advisers

Auditors and Reporting Accountants PricewaterhouseCoopers 1 Embankment Place London WC2N 6RH	Depositary The Bank of New York 101 Barclay Street 22nd Floor West New York NY10286	Legal Advisers CMS Cameron McKenna Mitre House 160 Aldersgate Street London EC1A 4DD

Bankers Barclays Bank plc 54 Lombard Street London EC3P 3AH	Financial Advisers N M Rothschild & Sons Limited New Court St Swithin’s Lane London EC4P 4DU	Registrar Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

Joint Brokers Credit Suisse First Boston (Europe) Limited One Cabot Square London E14 4QJ	Dresdner Kleinwort Wasserstein 20 Fenchurch Street London EC3P 3DB

Merrill Lynch International 2 King Edward Street London EC1A 1HQ

Registered in England and Wales
No. 4031152

Registered office
15 Marylebone Road
London
NW1 5JD

Designed and produced by Timothy Guy Design
Photography by Mike Abrahams
Typeset by New Leaf
Printed in England by Hyway Printing Group
The paper used in the production of this report is
elemental chlorine free (ECF)

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
Tel (0)20 7312 5600
Fax (0)20 7312 5669

www.nationalgrid.com

National Grid

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE

1	Memorandum and Articles of Association of National Grid Group plc	Filed herewith

2(a)	Amended and restated Deposit Agreement dated as of 31 January 2002	Filed herewith

2(b)(i)	Offering circular issued by NGG Finance plc on 20 August 2001 summarising the trust deeds, subscription agreements and paying agency agreements relating to the €1,250,000,000 5.25 per cent guaranteed bonds due 2006 and the €750,000,000 6.125 per cent guaranteed bonds due 2001 issued by NGG Finance plc and guaranteed by National Grid	Filed herewith

2(b)(ii)	Offering circular issued by National Grid Company on 23 July 2001 summari- sing the trust deeds, subscription agreements and paying agency agreement relating to the £200,000,000 3.806 per cent Retail Price Index-linked bonds due 2020, the £40,000,000 3.89 per cent limited Retail Price Index linked bonds due 2030 and the £360,000,000 6.50 per cent bonds due 2028 issued by National Grid Company	Filed herewith

2(b)(iii)	Credit agreement dated 22 November 2001 between National Grid Group plc (as guarantor and borrower); NGG Finance plc (as borrower); HSBC Investment Bank plc (the agent); HSBC (USA) Inc. (the swing-line agent); and certain banks and financial institutions (the banks) which provides a $1.7 billion 364 day multi-currency revolving credit facility and $600 million five year multicurrency revolving facility with a $300 million swingline facility	Filed herewith

EXHIBIT	DESCRIPTION	PAGE

4(a)(i)	Supplemental Trust Deed dated 10 December 2001 between National Grid Company, National Grid, National Grid Holdings One plc and The Law Debenture Trust Company p.l.c. relating to £460 million 4.25 per cent unsecured exchangeable bonds	Filed herewith

4(a)(ii)	Letter Agreement dated 20 November 2001 between National Grid, National Grid Company, National Grid Holdings One plc and the European Investment Bank relating to a guarantee given by National Grid	Filed herewith

4(a)(iii)	Agreement and Plan of Merger and Scheme of Arrangement, dated as of 4 September 2000, as amended 1 December 2000, entered into between National Grid, National Grid Holdings One plc, Grid Delaware, Inc. and Niagara Mohawk (Annex A to National Grid Form F-4 filed December 4, 2000 File No. 1-4315)	Incorporated by reference

4(a)(iv)	Asset Purchase Agreement dated as of 11 December 2000 and made between Niagara Mohawk Power Corporation, Constellation Nuclear and Constellation Energy Group, Inc. regarding the sale of the Nine Mile Point No. 1 nuclear generating facilities (Exhibit 10-42a to Niagara Mohawk Form 10-K filed February 16, 2001 File No. 1-2987)	Incorporated by reference

4(a)(v)	Asset Purchase Agreement dated as of 11 December 2000 and made between Niagara Mohawk Power Corporation, RG&E, Central Hudson, NYSEG, Constellation Nuclear and Constellation Energy Group, Inc. regarding the sale of the Nine Mile Point No. 2 Nuclear generating facilities (Exhibit 10-42b to Niagara Mohawk Form 10-K filed February 16, 2001 File No. 1-2987)	Incorporated by reference

4(a)(vi)	Purchase and Sale Agreement dated as of 13 April 2002 and made by and among North Atlantic Energy Corporation, The United Illuminating Company, Great Bay Power Corporation, New England Power Company, The Connecticut Light and Power Company, Canal Electric Company, Little Bay Power	Incorporated by reference

EXHIBIT	DESCRIPTION	PAGE

Corporation, New Hampshire Electric Cooperative, Inc., North Atlantic Energy Service Corporation, and FPL Energy Seabrook, LLC regarding the sale of Seabrook Nuclear Station (Exhibit 99(a) to New England Power Company Form 8-K filed April 23, 2002 File No. 7-1337)

4(b)(i)	Service Agreement — Edward Astle	Filed herewith

4(b)(ii)	Service Agreement — Stephen Box (Exhibit 3(ii)(a) to National Grid Form 20-F dated October 1999 File No. 1-4315)	Incorporated by reference

4(b)(iii)	Employment Agreement — William E. Davis	Filed herewith

4(b)(iv)	Service Agreement — Steven Holliday (Exhibit 3(b)(iv) to National Grid Form 20-F dated June 2001 File No. 1-4315)	Incorporate by reference

4(b)(v)	Employment Agreement — Richard P. Sergel (Exhibit 2 to National Grid Form 20-F dated June 2000 File No. 1-4315)	Incorporated by reference

4(b)(vi)	Service Agreement — Roger Urwin (Exhibit 3(ii)(d) to National Grid Form 20-F dated October 1999 File No. 1-4315)	Incorporated by reference

4(c)	National Grid Executive Share Option Plan 2002 and National Grid Share Matching Plan 2002	Filed herewith

8	List of subsidiaries	Filed herewith

10(b)(i)	Details of proposed merger with Lattice Group plc	Filed herewith

10(b)(ii)	Summaries of material contracts	Filed herewith