Form 20-F
period 2003-03-31
NATIONAL GRID TRANSCO PLC
filed 2003-06-11
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2003

or

  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-14958

NATIONAL GRID TRANSCO PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

1-3 Strand, London WC2N 5EH, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares Ordinary Shares of 10 pence each	The New York Stock Exchange The New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares of 10 pence each	3,076,903,379
Special Rights Redeemable Preference Share of £1	1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes           No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17           Item 18

Contents

Chairman’s Statement

Chief Executive’s Review

Business Review

Board of Directors

Directors’ Report and Operating
and Financial Review

Operating and Financial Review

Corporate Governance and
Internal Control

Directors’ Remuneration Report

Risk Factors

General Information

Independent Auditors’ Report to the Members of National Grid Transco plc

Accounting Policies

Group Profit and Loss Account

Group Statement of Total

Recognised Gains and Losses

Balance Sheets

Group Cash Flow Statement

Notes to the Accounts

Summary Group Financial
Information

Glossary of Terms

Definitions

Independent Verifier’s
Report on Operating Responsibly

Investor Information

Cross Reference to Form 20-F

Shareholder Statistics

Financial Calendar

Shareholder Information

National Grid Transco is one of the world’s largest utilities, focused on delivering energy safely, reliably and efficiently.

Annual Report and Accounts 2002/03

Back to Contents

Financial Highlights

Group
turnover

£9,400m

Operating profit

£2,185m
Adjusted*

£1,736m
Basic

Net cash inflow from operating
activities

£3,154m
Adjusted†

£2,826m
Basic

Earnings per share

28.3p
Adjusted*

12.7p
Basic

Ordinary dividends

17.20p

Contents
02	Chairman’s Statement	60	Group Profit and Loss Account
04	Chief Executive’s Review	60	Group Statement of Total Recognised Gains and Losses
10	Business Review	61	Balance Sheets
26	Board of Directors	62	Group Cash Flow Statement
29	Directors’ Report and Operating and Financial Review	63	Notes to the Accounts
29	Operating and Financial Review	107	Summary Group Financial Information
41	Corporate Governance and Internal Control	108	Glossary of Terms
44	Directors’ Remuneration Report	109	Definitions
53	Risk Factors	110	Independent Verifier’s Report on Operating Responsibly
55	General Information	111	Investor Information
56	Independent Auditors’ Report to the Members of National Grid Transco plc	118	Cross Reference to Form 20-F
		119	Shareholder Statistics
		119	Financial Calendar
57	Accounting Policies	120	Shareholder Information

Cautionary statement		changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this document include the ability to integrate Niagara Mohawk and Lattice Group plc successfully within National Grid Transco or to realise synergies from such integration or the failure to retain key management, unseasonal weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of the Group’s pension		schemes and the regulatory treatment of pension costs, and the impact of any potential separation and disposal by the Group of any UK gas distribution network(s). For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco’s filings with the United States Securities and Exchange Commission (and in particular the ‘Risk Factors’ and ‘Operating and Financial Review’ sections of this document). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. National Grid Transco does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of publication of this document.
This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco’s ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations,

Back to Contents

Group Summary

National Grid Transco is an international energy delivery business. We are the UK’s largest investor-owned utility and one of the largest worldwide.

We own and operate the gas transmission and distribution systems in Britain, which deliver gas to some 21 million homes, offices and factories, and the high-voltage electricity transmission system in England and Wales.

In the US, we are a major electricity delivery company, with one of the largest electricity transmission and distribution systems in the Northeast. In addition, we operate a gas distribution system in upstate New York.

Our Businesses

UK Distribution	UK Transmission

Gas	Electricity	Gas

172,000 miles of distribution pipelines	4,500 miles of high-voltage overhead line and 400 miles of underground cable	4,100 miles of high pressure pipeline
Distributes gas on behalf of gas shippers and suppliers to around 21 million consumers	60 entry points to the network	Gas comes ashore at six beach terminals
Operates the free national gas emergency number: 0800 111 999	200 supply points to distribution companies and large users	150 offtake points for the eight distribution Networks
Around six million calls dealt with in 2002/03	340 substations at around 230 separate sites	Gas pumped around the system by 24 compressors

US Transmission and Distribution		Other businesses

Electricity	Gas

14,000 miles of electricity transmission network	Approximately 550,000 gas customers over a distribution network of 8,000 miles in upstate New York	Non-regulated businesses provide:
3.2 million electricity customers over a distribution network of 72,000 miles in New York and New England		Metering and meter reading services
Communications infrastructure solutions
Interconnectors between national electricity networks

Back to Contents

Chairman’s Statement	National Grid Transco, created from the Merger of National Grid and Lattice, brought together two groups with world-leading reputations for operating complex energy networks. Combined, we are the UK’s largest investor-owned utility and one of the largest worldwide.

As your Chairman, may I welcome you to this, our first Annual Report for National Grid Transco which was created last October through the Merger of National Grid and Lattice. It brought together two groups, both of which already had world-leading reputations for operating complex energy networks. Combined, we are the UK’s largest investor-owned utility and one of the largest worldwide.

Uniquely, our skills and strategy are focused on energy delivery and infrastructure. We own and operate the major part of Britain’s gas transmission and distribution systems and the electricity transmission system in England and Wales. We are one of the top ten electricity delivery companies in the US and operate a gas distribution network in upstate New York.

Our vision is to develop a modern, progressive, forward-looking company that benefits all our stakeholders. This means continuing to operate and grow a safe and reliable electricity and gas transmission and distribution business. We do so with the conviction that ever greater levels of safety and efficiency, coupled with high service standards, can be achieved through the application of technology and innovation. In addition, under well-designed regulatory incentives, such gains benefit shareholders and consumers alike. Delivering this vision provides a safely-managed and stimulating environment for all our employees. We will also, very selectively, transfer our network skills to other similar markets when long-term value creation opportunities arise.

Group results and dividend
In our first year as National Grid Transco, we have been keenly focused on delivering against our published targets. We have made excellent progress across the Group in meeting our key operational goals. In both the UK and the US, our core businesses are meeting or outperforming against targets for reducing costs. At the same time, we are maintaining our solid record of delivering energy safely, reliably and with high standards of customer service as well as effectively implementing our integration plans.

Group turnover increased during the year by 24%, from £7.6 billion to £9.4 billion, largely due to the contribution from the New York operation (Niagara Mohawk) of National Grid USA, which joined the Group on 31 January 2002.

Total operating profit before exceptional items and goodwill amortisation for the year increased 23%, representing strong performance from all our regulated operations in the UK and US and the first full-year contribution from the New York operation.

Adjusted earnings per share was 28.3 pence, down from 30.8 pence in 2001/02, the fall reflecting the benefit of releasing tax provisions last year.

The Board is recommending a final dividend of 10.34 pence per ordinary share. This brings the total dividend for the year to 17.20 pence per ordinary share, a 7.2% increase compared with last year’s National Grid payment, in line with our aim to increase dividends per ordinary share by 5% in real terms in each financial year to 31 March 2006.

The final dividend per American Depositary Share (ADS) proposed by the Board is $0.8396, bringing the total dividend for the year to $1.3748 per ADS.

Sound governance
On both sides of the Atlantic, corporate governance practice has recently been the subject of considerable review, public debate and new legislation. From the outset of the Merger, the Board has been determined to ensure that the Group has in place the highest standards of corporate governance. We have also taken particular care to ensure that all procedures, policies and authorities, as well as the Board and committee structure, match these objectives.

In the UK, the recent ‘Review of the role and effectiveness of non-executive directors’ by Derek Higgs proposed a number of changes. It is expected that later this year the Financial Reporting Council will confirm the final modifications to the Combined Code. I am confident that, following a modest number of appropriate adjustments, we will be well placed to comply with the majority of the recommendations contained in the Higgs Review.

In the US, the passage of the Sarbanes-Oxley Act has increased the corporate governance requirements for the Group. Significant work has already been undertaken and will continue to ensure we fully meet our obligations.

We are committed to operating our business and building shareholder value in a sustainable manner. As a responsible business, we work to ensure that high standards of financial performance are matched by social and environmental responsibility. On behalf of the Board, responsibility for oversight of health, safety, environment and social involvement rests with the Risk and Responsibility Committee which is chaired by James Ross, our Deputy Chairman. The Committee works closely with the Audit Committee to provide assurance to the Board that all significant risks within the Group have been thoroughly assessed and are managed through sound systems of internal control.

Above all, safety is our paramount concern. In the UK, we continue to undertake major investment in maintaining the gas distribution infrastructure, spending over £400 million in the year on replacing metallic pipes to ensure we deliver gas safely. It is against this background that we deeply regret that three members of the public died as a result of gas explosions associated with Transco’s operations in the UK during the year. Whenever such events occur it is important to understand the reasons and therefore we cooperate fully with the relevant authorities in their investigations and apply any lessons to be learned as soon as possible.

Back to Contents

Energy policy
Energy policy continues to be high on the agenda in the UK, Europe and US, especially over issues regarding security and diversity of supply. In February 2003, the UK Government published a White Paper outlining its proposals for future energy policy.

The White Paper rightly recognises the importance of robust and flexible infrastructure for the transmission and distribution of both gas and electricity to realise the Government’s policy objectives. In the case of gas, Transco’s National Transmission System will need to adapt to the growing proportion of gas and LNG imports from a variety of landing points.

For electricity, the regulatory arrangements for National Grid Company’s essential role in connecting the new sources of renewable energy to the market, and balancing their intermittency, will be crucial to delivery of the White Paper’s objectives. We are working closely with the Government to meet these new challenges.

In the US, although deliberations are far from complete, Congress is currently considering comprehensive energy legislation which includes a number of provisions that are important to National

Grid USA’s ongoing operations and business development efforts. Among other things, Congress is considering the repeal of the Public Utility Holding Company Act, which would streamline regulation in the US, and the enactment of several provisions that would promote electricity transmission infrastructure development.

National Grid Transco people
None of this year’s achievements would have been possible without the skills, dedication and enthusiasm of National Grid Transco people. I would therefore like to extend my thanks to all our employees for their commitment to delivering our success and willingness to embrace change.

The Merger saw a number of changes to the Board and I am grateful to all the Directors who have served on the Boards of National Grid and Lattice throughout the year. National Grid Transco is fortunate in having a very strong and committed team of Directors, which was further strengthened by the addition of Nick Winser to the Board in April 2003 as an Executive Director. He has assumed responsibility for our UK and US transmission operations, having previously been Chief Operating Officer of our transmission operations in the US.

Steve Holliday, previously responsible for our transmission operations, has taken over as Executive Director with responsibility for UK gas distribution. Rick Sergel retains responsibility for our US distribution business. Edward Astle, responsible for our non-regulated businesses, is also now responsible for business development.

Outlook
Our Group-wide cost reduction and synergy creation programmes are exceeding our targets. We are confident that 2003/04 will be another strong year for the Group.

Sir John Parker Chairman

Sir John Parker, Chairman (seated) and Roger Urwin, Group Chief Executive

Back to Contents

Chief Executive’s Review	National Grid Transco’s success and reputation as a world-class business depend on the safe, reliable and efficient delivery of energy, around the clock, 365 days a year.

Strategy
National Grid Transco is one of the world’s leading energy delivery companies. Our core skills lie in the design, development, operation and maintenance of complex energy networks under performance-based regulatory incentives. We manage these networks to the highest standards of safety, reliability and customer service.

We have also transferred our network skills to related markets in the UK and US.

We aim to deliver world-class operating and financial performance in order to provide superior returns and grow value for shareholders. To achieve this we must:

Gas pipelines

176,000 miles in Britain

8,000 miles in northeastern US

Back to Contents

•	continue to earn our reputation for innovation and continuous improvement to achieve leading standards of efficiency, safety, reliability and customer service;

•	continue the productive and professional conduct of regulatory relationships to deliver innovative, performance-based agreements which provide benefits for investors and consumers;

•	continue to develop our unique experience and expertise in providing the infrastructure, commercial arrangements and related systems that provide the essential basis for competitive electricity and gas markets;
•	transfer best practices across businesses and functions and realise integration synergies in electricity and gas transmission and distribution;

•	exploit our core skills, assets and scale to pursue selected growth opportunities in infrastructure and related services; and

•	manage our businesses in accordance with the culture and behavioural values needed for the responsible, long-term stewardship of vital infrastructure assets – our ‘Framework for Responsible Business’.

US electricity networks

3.2 million customers

86,000 miles of overhead line and underground cable

CLARKSON ST
MANCHESTER ST

Back to Contents

Left Transco is responsible for the safety of Britain’s national gas pipeline system 24 hours a day, 365 days a year. Around six million telephone calls were made throughout the year to the three national call centres that operate the free national gas emergency number – 0800 111 999*.

Business performance
Last year saw excellent progress in delivering our strategy. Each of our businesses maintained aggressive cost-cutting and improved efficiency, and we delivered over £140 million in real savings for the year ended 31 March 2003 alone. We continue to deliver significant outperformance in the UK electricity business and to date we have achieved real reductions of 22%. In our UK gas business, we met the first-year target to reduce operating costs by 6.3% in real terms. In the US, we are progressing well in integrating the New England and New York operations. We have already achieved a reduction of 6.5%.

The Group has made good progress in securing the savings related to the National Grid and Lattice Merger. The two previous London headquarters were brought together on the day we completed the Merger, and we are in the process of moving to our new operational centre in Warwick.

The combined UK gas and electricity transmission businesses have identified savings and efficiencies above our original targets. We are now confident of achieving at least £135 million annualised synergy savings, the great majority of which will be achieved by March 2004.

UK gas distribution
Our gas distribution business in the UK is organised into eight regional Networks and delivers gas to around 21 million consumers. Adjusted operating profit rose by £6 million to £554 million and controllable costs were £26 million lower than in the previous year. The replacement expenditure (‘repex’) on UK gas mains totalled £405 million in the year. Our performance under the new repex incentive mechanism has been encouraging, and we earned an estimated £15 million in the first year.

Separation of Transco’s distribution price control into eight regional price controls is well advanced, and Ofgem is due to publish its final proposals shortly. We are also in detailed discussions with Ofgem on the many regulatory issues associated with the separation and potential sale of individual Networks. We expect Ofgem to publish a consultation document on these issues later this summer. However, the process will require extensive consultations across the gas industry, including detailed discussions with the HSE, which are likely to take many months to complete. We are committed to retaining a major presence in the UK gas distribution business but will consider the sale of one or more individual Networks if this were to maximise shareholder value.

UK electricity and gas transmission
The UK electricity and gas transmission business comprises National Grid Company’s electricity transmission network in England and Wales as well as Transco’s gas transmission network in Britain. The business continued to deliver strong performance, achieving adjusted operating profits of £846 million, an increase of £65 million over the previous year. Operating highlights included further significant reductions in controllable costs and strong performance under the electricity System Operator incentive scheme.

US electricity and gas networks
National Grid USA delivers electricity and gas in the northeastern US. It delivered good results, with cost-cutting and favourable weather conditions offsetting the impact of the sluggish economy, a weakened US dollar and increased pension costs. The US businesses contributed £699 million to adjusted operating profit, compared with £370 million for the previous year, reflecting a full-year contribution from our New York operations. Adjusted operating profit for electricity distribution amounted to £513 million in 2002/03, compared with £266 million in 2001/02; electricity transmission amounted to £128 million in 2002/03, compared with £87 million in 2001/02; and gas distribution amounted to £58 million in 2002/03, compared with £17 million in 2001/02. Operating profit for

2001/02 included two months of results for Niagara Mohawk, which was acquired on 31 January 2002.

The development of regional electricity markets and the associated electricity transmission restructuring in the US continues to make progress. In June 2002, we announced the establishment of GridAmerica, an independent transmission company. Following receipt of the remaining regulatory approvals, we expect it to begin operations in autumn 2003, managing the transmission assets of three midwestern utilities: Ameren, First Energy and Northern Indiana Public Service Company. These assets span over 14,000 miles of transmission lines.

Non-regulated businesses
Our portfolio of non-regulated businesses in the field of infrastructure provision and related services is selectively utilising our core skills and assets in areas such as metering, communications infrastructure, interconnectors, gas connections and property. During the year, we have made real progress in refocusing our non-regulated businesses and improving their safety and operational performance.

Our competitive metering business, OnStream, was awarded four contracts by British Gas Trading (Centrica) to provide metering services for around 11 million domestic gas and electricity customers in Britain.

We continue to make progress in developing Gridcom which provides communications infrastructure and related services to fibre and wireless network operators in the UK and northeastern US.

We are adding to our successful interconnector business the £300 million Basslink project, to build, own and operate an interconnector between the Australian mainland and Tasmania. Final approval for the project from federal and state Government in Australia was received during the year and it is due for completion in late 2005.

* All calls are recorded and may be monitored

Back to Contents

Left National Grid USA deals with weather extremes during both the summer and winter. In some areas last year, temperatures ranged from a high of over 37°C during the summer to a low of -24°C during the winter.

Our withdrawal from altnet (alternative telecoms network) investments is nearly complete. During the year, we sold our stakes in Manquehue net and Silica Networks and restructured our shareholding in Energis Polska. We also sold the assets of 186k, our fibre optic network business.

Delivering energy – safely…
The electricity and gas we deliver is essential to the countries and regions in which we operate. It is of paramount importance to us that we do so safely and we work to safeguard the public in all that we do.

Across the Group, we have a goal of zero injuries to employees and, for the year ended 31 March 2003, the rate of injuries resulting in lost time decreased by up to 46% across our major operations compared with 2001/02. In our drive for continuous improvement, we investigate all incidents to ensure that the lessons are learned and communicated. Last year, we also audited the progress made in safety management since the assessment of National Grid’s operations in the UK and US by DuPont in 2001. In January 2003, we invited DuPont to carry out a safety assessment of Transco.

In the UK, Transco has successfully completed its demanding programme to replace 1,500 miles of medium pressure mains made of ductile iron. We have also commenced a long-term programme to replace all metallic mains within 30 metres of buildings with modern polyethylene pipes that should reduce further the risk of gas leaks from the system.

In the US, we have a programme under way to replace older bare steel and cast iron gas mains that may be at risk of deteriorating.

...with year-round reliability…
We must also deliver energy reliably, especially during extremes of weather. The winter of 2002/03 saw the highest demands for electricity and gas ever recorded in the UK. The electricity transmission network in England and Wales carried a record 54.4 GW on 10 December 2002 – up more than 5% from the previous peak and the largest percentage increase in demand since 1995.

The record maximum daily demand for gas in Britain of 450 mcm was met on 7 January 2003. This also represented an increase of over 5% on the previous peak.

In the US, there were extremes of both hot and cold weather, with temperatures that ranged from a high of over 37°C during the summer to a low of -24°C during the winter. The need for summer air conditioning and winter heating increased the demand for energy. In the New England region, all-time peak electricity demand records were set in both the summer and winter.

The weather in the US, however, also included a significant number of ice and snow storms that caused outages, including a very severe ice storm in New York in early April 2003 that cut off power to more than a quarter of a million of our customers. It is a credit to the dedication and professionalism of our employees that we were able to restore power quickly with many tributes received from the customers affected.

…and with high service standards
We have the largest integrated gas system in the European Union. Through some 176,000 miles of pipeline we transport gas on behalf of gas shippers and suppliers to around 21 million consumers. We also operate the national gas emergency service. Safety-related targets continued to be exceeded, with 99% of ‘uncontrolled’ gas escapes (where the gas leak cannot be controlled by turning the gas supply off at the meter) attended within one hour. 99% of ‘controlled’ gas escapes (where the gas leak can be controlled at the meter) were attended within two hours.

In the US, we also work towards service quality standards set by the state regulators. During the year, we had mixed results in the area of reliability, which measures the frequency and duration of outages. While in New York and Rhode Island we met our targets, we fell short in Massachusetts. As a result, major construction efforts are under way to improve reliability in the distribution infrastructure through the upgrade of low-voltage power supply lines (feeders) in New England and the completion of four new substations.

Customer satisfaction is higher and billing accuracy and efficiency have been improved in the US through our Automated Meter Reading (AMR) project. AMR enables us to read up to 15,000 meters a day using a specially equipped van, compared with approximately 400 meters per day by a meter reader. AMR provides accurate reads, which means fewer customer calls about bills and fewer regulatory complaints.

We also work closely with our customers in the US and UK to improve their energy efficiency. Five of the programmes offered in New England were among the 31 nominations selected as the nation’s best by the American Council for an Energy-Efficient Economy. In Britain, our Affordable Warmth programme is a leading contributor to the eradication of fuel poverty – a prime Government objective.

Operating responsibly
The past year has seen an increasing emphasis on the way in which companies manage their affairs and the arrangements they have put in place to ensure effective corporate governance.

Our Framework for Responsible Business, developed with the help of our employees and external stakeholders, sets out the principles by which we will manage our business to deliver long-term value. It provides the context for our approach to corporate governance and is supported by Group-wide policies addressing issues such as safety, environment and business ethics.

Back to Contents

We are proud of our achievements in this area. This year we have been listed in the top 20% of the UK Business in the Community’s Corporate Responsibility Index and the ‘Premier League’ of the associated environmental index. We have also been rated by certain fund managers as an ‘industry leader’, for our management of environmental and social issues.

This financial year has also seen us enter the FTSE4Good and Dow Jones Sustainability Indices, at a time when these issues are taking on greater importance for the investment community.

We place great emphasis on the relationships we have with the local communities we serve. We have established the National Grid Transco Foundation to bring our business expertise, knowledge and resources to bear on social and environmental issues faced by communities. It is also the means through which our UK employees can become actively involved in community activities.

In recent years there has been a shortage of skilled engineers and technicians across the UK. The Foundation has been involved in developing a pilot scheme to address this shortage. We have trained young offenders in gas distribution and streetworks and they have found jobs with National Grid Transco and our engineering contractors.

Most encouragingly, experience shows that there is a dramatically reduced inclination to re-offend among these young people. The UK Government is therefore considering how this scheme might be applied nationwide, under the leadership of Sir John Parker.

Back to Contents

Last year we gave some £3.4 million ($5.4 million) to charitable causes in the US. This included support for needy populations through a fuel-assistance programme similar to our Affordable Warmth programme in Britain. It also included an educational services programme that distributed more than 200,000 instructional booklets on various energy topics to students and held more than 2,000 classroom safety presentations reaching more than 50,000 children.

A foundation for the future
We have successfully established National Grid Transco as the world’s foremost company specialising in the ownership and operation of the advanced networks that provide the essential basis for competitive electricity and gas markets. Our challenge is to build on this achievement to the benefit of our employees, our shareholders and the millions of customers served by our networks.

Community investment

£5.5m invested in UK, including award-winning schemes for young offenders

$5.4m invested in northeastern US

Back to Contents

Business Review

National Grid Transco is an international energy delivery company. The newly merged Group has made excellent progress in bringing together two businesses both focused on the safe and efficient delivery of energy.

Introduction
Overview of National Grid Transco
In the UK, through Transco, we own, operate and develop Britain’s natural gas transmission and distribution systems which deliver gas to around 21 million consumers. Through National Grid Company, we own, operate and develop the high-voltage electricity transmission system in England and Wales. In the US, National Grid USA’s distribution networks serve approximately 3.2 million electricity customers in the Northeast and 550,000 gas customers in upstate New York.

Other electricity interests include interconnectors in the UK, US and under construction in Australia, and joint ventures operating in Argentina and Zambia.

We have also transferred our network skills to related markets in the UK and US.

Our UK gas distribution operation comprises eight regional Networks in Britain.

Immediately following the Merger, the Group combined the management of National Grid’s UK electricity and Transco’s gas transmission operations. In spring 2003, we brought together our UK and US transmission activities. This follows the creation of GridAmerica, which is expected to become operational in autumn 2003 and to commence management of the transmission operations of three major power companies in the midwestern US. However, while we are reporting separately on UK transmission, our US transmission activities are reviewed as part of our US electricity and gas networks.

History and development of the business
On the restructuring of the electricity industry in England and Wales in 1990, National Grid Company assumed ownership and control of the transmission network and certain parts of the interconnectors with Scotland and France from the Central Electricity Generating Board. National Grid Company became a wholly-owned subsidiary of National Grid Holding plc, the predominant shareholders in which were the 12 Regional Electricity Companies (RECs) which owned and operated the local distribution systems. Each REC disposed of substantially all of its holding in National Grid Holding plc in either 1995 or 1996. National Grid Holding plc was re-named The National Grid Group plc in 1995 and in July 2000 became National Grid Group plc. National Grid’s initial investments in electricity activities outside the UK were in Argentina and Zambia in 1994 and 1997 respectively.

National Grid entered the US electricity market in 2000 with its acquisitions of New England Electric System (NEES) and Eastern Utilities Associates (EUA). National Grid further expanded its operations in the US with the completion of its merger with Niagara Mohawk in January 2002. All these companies now form part of National Grid USA. A new holding company for National Grid was introduced through a scheme of arrangement to effect the merger of Niagara Mohawk. Immediately after the scheme became effective, the new holding company was re-named National Grid Group plc.

In October 2002, National Grid Group plc merged with Lattice Group plc and was re-named National Grid Transco plc. Lattice was one of the three successor companies to what was formerly British Gas plc. Its principal business was Transco, the owner and operator of the substantial majority of Britain’s gas transportation system.

This Business Review should be read in conjunction with the Operating and Financial Review on pages 29 to 40

Back to Contents

Far left ‘Live line working’ enables highly trained engineers to undertake routine maintenance to overhead lines, minimising the need to switch off the power supply.
Left Using the latest laser guided tunnelling equipment, Transco engineers work to replace existing gas mains with new polyethylene pipe beneath one of London’s busiest trunk roads. The specially constructed 48-inch tunnel was used to insert the new 450 mm pipe with minimum disruption to the public.

The UK gas industry was nationalised in 1948 and the British Gas Corporation was established in 1973. British Gas was incorporated as a public limited company in April 1986 and the Government sold substantially all of its shareholding in it to the public in December 1986. In 1997, Centrica, which was then primarily a supplier of gas to end users, was demerged from British Gas which was re-named BG. BG retained the gas transportation and storage businesses, the majority of the exploration and production business as well as the international downstream and a number of smaller businesses. In December 1999, BG completed a financial and restructuring programme which resulted in the creation of a new parent company, BG Group, and involved separating its UK regulated business, Transco, from its other businesses. This created a ‘ring-fence’ around Transco designed to ensure its financial, organisational and managerial independence. In October 2000, Lattice was demerged from BG Group and comprised Transco, together with start-up telecommunications and non-regulated infrastructure services businesses.

Restructuring programmes
Prior to the Merger, Transco and National Grid were each in the midst of restructuring programmes. In the UK, these programmes were designed to meet and, where possible, outperform the regulatory targets set by Ofgem. In the US, as part of the acquisition process, National Grid negotiated rate settlements with regulators in the states where the companies it acquired had substantial operations.

Transco embarked on its extensive restructuring programme following settlement of its price control review which took effect in April 2002. Since then, controllable costs have been reduced by 6.3% in real terms and we have delivered on our initial target of reducing the monthly rate of operating expenditure to the corresponding regulatory target by March 2003.

‘Staying Ahead’ was launched in National Grid in the UK in January 2002. It set out a vision of continuous improvement and of being world class in all aspects of the business. It also set out the strategic context for the vision, linking it to benefits for the business and for the individual. We have reduced Transmission Owner controllable costs by 22% in real terms since 1 April 2001. We therefore remain confident that we will achieve the planned 30% real reduction over the period to March 2006.

Following the merger of our gas and electricity transmission operations in the UK, we have re-examined the challenges facing this business and concluded that the Staying Ahead vision remains valid for the combined UK transmission business. We have therefore extended the principles of Staying Ahead across the merged UK transmission organisation.

In the US, National Grid USA has entered into long-term rate plans that project certain synergy savings and efficiency gains. The Group has set the goal of a 20% reduction of controllable costs in US operations over the three-year period ending 31 March 2005. By the end of 2002/03, integration savings were being delivered ahead of schedule, with controllable costs having been reduced by 6.5% thus far.

Merger benefits
The newly merged Group has made good progress in bringing together two businesses both focused on the efficient delivery of energy. Our Group corporate centre functions were combined on the day we completed the Merger, and we are in the process of moving the majority of our UK business services staff to Warwick as we further consolidate locations. We brought together our UK gas and electricity transmission businesses and we are realising savings and efficiencies. We are now confident of achieving at least £135 million annualised synergy savings, the great majority of which will be achieved by March 2004.

UK gas distribution
Background information
The UK gas distribution business of National Grid Transco is operated by Transco and comprises the majority of Britain’s gas distribution system. The gas distribution system is organised into eight regional Networks and consists of approximately 172,000 miles of distribution pipelines. Gas is transported on behalf of approximately 70 active gas shippers from the National Transmission System to around 21 million consumers and also to third party pipeline systems. As well as gas transportation, Transco is responsible for the safety, development and maintenance of the transportation system and operates the national gas emergency service.

Regulation
Transco is the holder of a gas transporter licence for England, Wales and Scotland in respect of its gas distribution, transmission and metering businesses. From 1 April 2002, the UK gas distribution business became subject to a separate five-year price control formula. The formula takes into account, among other factors, operating expenditure, replacement expenditure, capital expenditure, cost of capital at a real pre-tax rate of 6.25% and transportation volumes. The price control is structured so that 65% of revenue is fixed and 35% varies with volumes. In addition, pass-through is given in respect of some of the formula rates the Group is liable for and Ofgem’s licence fees. We are currently working with Ofgem on disaggregating the control into a separate price control for each Network.

In setting the price control, replacement expenditure costs were divided 50:50 between regulatory capital and regulatory operating expenditure. This ensures that the cost of the metallic mains replacement programme does not fall wholly on today’s customers, but is shared with future customers who will also stand to benefit from the further improvements in safety and operational integrity. The regulatory treatment of replacement expenditure

Back to Contents

contrasts with the accounting treatment where all such costs are expensed (see critical accounting policies – replacement expenditure on page 37).

The distribution mains replacement incentive scheme provides that if Transco outperforms cost targets, it keeps 33% of the savings as additional allowed revenues but, if it underperforms, it may recover only 50% of its additional expenditure through additional allowed revenues. In 2002/03, Transco generated an estimated additional £15 million of allowed revenues through outperformance of the cost target.

Financial performance
UK gas distribution turnover for the year ended 31 March 2003 was £2,089 million compared with £2,013 million in 2001/02 and £2,070 million in 2000/01.

UK gas distribution adjusted operating profit for the year ended 31 March 2003 was £554 million, compared with £548 million in 2001/02 and £663 million in 2000/01.

The £6 million increase in adjusted operating profit comparing 2002/03 to 2001/02 was mainly a result of the following:
•	colder weather that increased turnover by £10 million;
•	a £26 million reduction in controllable operating costs; and
•	an offsetting increase in replacement expenditure of £37 million with the commencement of the long-term programme to replace all metallic distribution mains within 30 metres of a building (see critical accounting policies – replacement expenditure on page 37).

Principal factors behind the £115 million decrease in operating profit comparing 2001/02 to 2000/01 were:
•	warmer weather that reduced turnover by £78 million;
•	a £92 million increase in replacement expenditure; and
•	a £50 million provision for shipper related liabilities in 2000/01.

UK gas
Transco transports gas for around 70 active shippers from coastal terminals to consumers’ meters, delivering gas to around 21 million consumers. Transco also operates the 24-hour 365 days a year national gas emergency service.

Operating performance
Gas throughput was 708 TWh in 2002/03 compared with 697 TWh in 2001/02 and 733 TWh in 2000/01. If the weather had corresponded to seasonal normal temperatures, it is estimated that gas throughput would have been 730 TWh in 2002/03 compared with 727 TWh in 2001/02 and 726 TWh in 2000/01.

While there has been underlying growth of 2.0% in demand from domestic users (2001/02 1.0% demand growth), 2002/03 saw a 1.6% reduction in underlying demand from business and other large users (2001/02 1.0% reduction). This is attributed to higher relative gas prices compared to competing fuels and to the recession in manufacturing.

The Quarterback system, which provides mobile workforce technology to field operations in the eight Networks, is on schedule for roll-out in late summer. Cumulatively to 31 March 2003, £20 million had been spent on this system. In addition, we have implemented in-vehicle technology (VeSaS) to manage the performance and utilisation of our large vehicle fleet better and we are undertaking further improvement of our supply chain

Adjusted operating profit excludes the impact of exceptional items and goodwill amortisation

Back to Contents

Right Construction of a new 43-mile, 48-inch high pressure pipeline between St Fergus Terminal and Aberdeen Compressor Station in Scotland is part of our investment programme to meet increased gas demand. Far right National Grid Company’s control room for England and Wales, where supply and demand are balanced on a second-by-second basis in what is perhaps the most sophisticated and liberalised wholesale electricity market in the world.

deliveries by reducing and rationalising our logistics network.

Investment in the network
Capital expenditure on the reinforcement and extension of the gas distribution network was £380 million in 2002/03 compared with £455 million in 2001/02 and £360 million in 2000/01. During the year ended 31 March 2003, 220,000 new connections were made to the gas distribution network and there was a net increase of 60,000 in the number of consumers.

Transco has successfully completed its programme to replace certain medium pressure ductile iron mains and has now commenced the long-term programme, agreed with the HSE in 2001, to replace all metallic mains within 30 metres of buildings. This amounts to a potential 57,000 miles of mains. Ofgem has allowed £1.5 billion (2000 prices) of investment in the UK gas distribution price control, covering the first five years of the programme.

Fixed assets
The gas distribution system in Britain comprises approximately 172,000 miles of distribution pipelines. Agreements with landowners or occupiers are only required for those pipes that cross private land, which are mainly local transmission mains. These agreements largely comprise perpetual easements or Scottish equivalents. Transco owns the freeholds of the substantial majority of its operational sites where there are larger operational plant and gas storage facilities. Around 80% of office buildings, depots and stores occupied by the UK gas distribution business are leased from another National Grid Transco company, SecondSite Property. Other offices and depots, including Transco’s principal offices at 31 and 35 Homer Road in Solihull, are leased from third parties.

UK electricity and gas transmission
Background information
The UK transmission business comprises the high-voltage electricity transmission system in England and Wales and the gas transmission system in Britain. It owns and operates electricity assets consisting of approximately 4,500 miles of overhead line, about 400 miles of underground cable and some 340 substations at around 230 separate sites. Day-to-day operation of the electricity transmission system involves the continuous matching of generation output with demand, ensuring the stability and security of the power system and the maintenance of satisfactory voltage and frequency. The business also owns and operates the national gas transmission system comprising approximately 4,100 miles of high pressure pipe, six beach terminals and 24 compressor stations, connecting to Transco’s eight distribution Networks and third party independent systems for onward transportation of gas to end consumers.

The UK transmission business now comprises four separately regulated businesses:
•	Electricity Transmission Owner;
•	Electricity System Operator;
•	Gas Transmission Owner; and
•	Gas System Operator.

The Transmission Owner (TO) activity involves the ownership and maintenance of the physical assets, developing the networks to accommodate new connections/disconnections, managing a programme of asset replacement and investment to ensure the long-term reliability of the systems.

The System Operators (SO) undertake a range of activities necessary for the successful delivery in real time of secure, reliable and efficient energy and the continuous balancing of supply and demand. The electricity and gas SOs are subject to a number of separate regulatory incentive schemes, many of which are rebased on an annual basis. We also own and operate the electricity interconnectors between England and Scotland and between England and France.

In February 2003, the UK Government published a White Paper outlining its proposals for future energy policy. This highlights four goals in terms of reducing carbon emissions, maintaining reliability and security of energy supplies, continuing to promote a market-based framework for the energy sector and ensuring affordable warmth for consumers. Gas is acknowledged as continuing to form a large part of the energy mix beyond 2020 and the Government sets an aspirational target of 20% renewables by 2020, as well as aiming for significant increases in energy efficiency.

The White Paper recognises the importance of robust and flexible infrastructure for the transmission and distribution of both gas and electricity to realise the Government’s policy objectives. In the case of gas, Transco's National Transmission System will need to adapt to the growing proportion of gas imports from a variety of landing points and LNG sources. It will further need to do so in a timescale which will accommodate new patterns of gas transmission in Continental Europe and the UK. In the case of electricity, the White Paper recognises that regulatory arrangements are crucial to the ability to deliver the necessary network infrastructure to support a major increase in renewable generation.

Under the proposed European Directives on electricity and gas liberalisation, July 2004 has been set as the deadline for the introduction of full competition in the industrial and commercial sectors of Europe’s gas and electricity markets; and July 2007, as the deadline for full domestic competition. Another draft Directive proposes common standards relating to the security of gas supplies and coordination of emergency arrangements in the event of a supply disruption. Work on contingency planning in the event of such incidents in the UK has already taken place.

Back to Contents

Left At Transco’s national control centre, gas pressures and flows are monitored to ensure the continuous balancing of supply and demand.

TO Revenue from transmission network use of system charges and charges for connections made before March 1990 is controlled by a revenue restriction condition set out in the transmission licence. The current regulatory price control, which was introduced on 1 April 2001 and is expected to remain in force until 31 March 2006, takes into account, among other factors, operating expenditure, capital expenditure and cost of capital at a real pre-tax rate of 6.25%. National Grid Company is permitted to set charges for connections to the transmission system made since March 1990 to recover the costs directly or indirectly incurred in providing connections, together with a reasonable rate of return on such costs.

SO As System Operator, National Grid Company is responsible for the operation of the high-voltage electricity transmission system across England and Wales including the procurement and use of balancing services. Revenue from charges for provision of balancing services is regulated under an incentive scheme, where benefits of cost savings in system operation are shared with customers. Legislation is being prepared to introduce the British Electricity Transmission and Trading Arrangements (BETTA), following which a single system operator for the entire GB transmission system (the ‘GBSO’) will be appointed. The Department of Trade and Industry has announced that it is minded to award the GBSO role to National Grid Company.

Gas
The UK gas transmission business is undertaken under the terms of Transco’s gas transporter licence. From 1 April 2002, the UK gas transmission business became subject to two separate five-year price control formulae in respect of its TO and SO activities. The formulae, which last until March 2007, take into account, among other factors, operating expenditure, capital expenditure, cost of capital at a real pre-tax rate of 6.25% and transportation volumes. In addition, pass-through is given

UK electricity
National Grid Company transports electricity and balances the system on a second-by-second basis, delivering electricity from generators and interconnectors to 12 regional electricity companies for local distribution to over 24 million consumers and directly to a small number of large industrial users.

Regulation
The electricity and gas TOs are regulated by separate five-year RPI-X price controls, currently until 2006 for electricity and 2007 for gas.

Electricity
National Grid Company is the sole holder of an electricity transmission licence for England and Wales and owns and operates the high-voltage electricity transmission system. We have a statutory duty under the Electricity Act 1989 (as amended by the Utilities Act 2000) to develop and maintain an efficient, coordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity. Under the terms of the transmission licence, National Grid Company recovers costs, including a return on capital employed, through charges to generators, distributors, suppliers and directly-connected customers for use of and connection to the transmission system. Use of system charges are levied in respect of the provision of transmission assets/infrastructure (the TO activity) and for operating the system (the SO activity).

Back to Contents

Left National Grid USA’s training centre in Massachusetts houses more than a dozen classrooms, conference rooms and hands-on skills training areas. The centre includes outdoor ‘laboratories’ where students train on overhead and underground electricity distribution equipment such as transformers, poles and a working substation.

in respect of formula rates and Ofgem’s licence fees attributable to the gas transmission business.

The SO price control includes a series of incentive arrangements such that if performance exceeds the targets set in the licence, Transco retains a share of the benefits, and vice versa. The incentives primarily cover the costs of managing capacity constraints, the costs of purchasing shrinkage gas and Transco’s own operating costs. Investment incentives are also included in the licence and are expected to increase in significance over time.

Financial performance
Total adjusted operating profit for the UK electricity and gas transmission business for the year ended 31 March 2003 was £846 million, compared with £781 million in 2001/02 and £756 million in 2000/01. For the year ended 31 March 2003, this includes:
•  £551 million from electricity transmission;
•  £274 million from gas transmission and LNG; and
•  £21 million from interconnectors.

UK transmission performance last year underlines our ability to operate and manage complex transmission networks in an incentive-based regulatory environment. Specifically, we have:
•  earned SO incentive scheme profits of £49 million in electricity and £12 million in gas; and
•  delivered TO controllable cost reductions of 14% in electricity.

Electricity transmission
Financial performance
UK electricity transmission turnover for the year ended 31 March 2003 was £1,341 million, compared with £1,285 million in 2001/02 and £1,316 million in 2000/01.

UK electricity transmission adjusted operating profit for the year ended 31 March 2003 was £551 million, compared with £523 million in 2001/02 and £486 million in 2000/01.

The £28 million increase in adjusted operating profit in 2002/03 was mainly as a result of the following:

•  reduction in TO controllable costs of 14%, totalling 22% since the commencement of the current price control, keeping us on track to deliver cost reductions in excess of 30% over the price review period; and

•  SO incentive scheme profits of £49 million, including £45 million from the Balancing Services Incentive Scheme (BSIS).

The increase in adjusted operating profit of £37 million comparing 2001/02 to 2000/01 was due to improved SO incentive scheme performance and reductions in TO controllable costs.

Operating performance
The winter of 2002/03 saw the highest demand for electricity ever recorded on the transmission network in England and Wales, with a record 54.4 GW on 10 December 2002. This compared with the previous peak recorded on 3 January 2002 of 51.5 GW.

We have more than halved the electricity losses incurred due to plant failure and improved the average annual availability of the electricity network for use from 95.4% to 95.8%. System availability at winter peak demand was 98.8% in 2002/03, compared with 98.3% in 2001/02.

Gas transmission
Financial performance
UK gas transmission turnover for the year ended 31 March 2003 was £567 million, compared with £528 million in 2001/02 and £501 million in 2000/01.

UK gas transmission adjusted operating profit for the year ended 31 March 2003 was £274 million, compared with £238 million in 2001/02 and £227 million in 2000/01.

The £36 million increase in adjusted operating profit in 2002/03 was mainly as a result of higher income from system entry capacity auctions.

The £11 million increase in adjusted operating profit comparing 2001/02 to 2000/01 was also as a result of an increase in income from system entry capacity auctions, partly offset by an increase in the price of gas used in operating the system.

Operating performance
The winter of 2002/03 also saw the highest demand for gas, with a record maximum demand of 450 mcm on 7 January 2003. This compared with the previous peak recorded on 2 January 2002 of 427 mcm.

There has been an increase in 2002/03 of more than 17% in the mean time between compressor failures building on the 27% increase achieved in 2001/02. We have also reduced by a third the time compressors are taken out of service by improving the efficiency with which maintenance is carried out or enhancements made.

Investment in the networks
Capital investment on the reinforcement and extension of the UK electricity transmission system and interconnectors in 2002/03 was £391 million, compared with £381 million in 2001/02 and £364 million in 2000/01.

Capital investment on the reinforcement and extension of the gas transmission network in 2002/03 was £182 million, compared with £239 million in 2001/02 and £228 million in 2000/01.

Interconnectors
Operating profit from the UK interconnectors for the year ended 31 March 2003 was £21 million, compared with £20 million in 2001/02 and £44 million in 2000/01.

Fixed assets
Agreements with landowners or occupiers are required for the overhead lines and

Back to Contents

Far left St Fergus Terminal, Scotland, is one of six beach terminals receiving gas and where the gasflow is monitored and quality checked before it is transported throughout Britain via Transco’s National Transmission System.
Left Niagara Mohawk, which serves 550,000 gas customers in upstate New York, has a programme under way to replace older bare steel and cast iron mains that may be at risk of corrosion.

underground cables which make up our electricity network in England and Wales. Approximately 80% of agreements are in the form of terminable wayleaves. The remaining 20% are in the form of perpetual easements under which rights have been granted in perpetuity in return for a lump sum payment. The sites at which we have electricity substations are split between freehold and leasehold. Of the leasehold sites, the large majority are substations located on the premises of generators and are held on long-term leases for nominal rental payments. Of the remaining sites, most are held as ground rents (market price payable for land only) from the respective landlords, who include electricity distribution companies.

National Grid Company also owns the freehold of its control centre in Berkshire and the learning and development centre at Eakring in Nottinghamshire. It has major offices in Coventry (leasehold), Warwick (leasehold) and Leeds (freehold).

The gas transmission system in Britain comprises approximately 4,100 miles of high pressure national transmission pipelines. Transco’s interest in these pipelines is legally protected although the legal protection is slightly different in Scotland from that in England and Wales.

In England and Wales, Transco’s interest in the pipelines is legally protected by both private easements, entered into with third party landowners, and by statutory rights. 99% of all associated sites are owned outright through a freehold purchase process, with the remainder covered by long-term leasing arrangements.

In Scotland, Transco’s interest in the pipelines is protected by deeds of servitude as well as statutory rights. 95% of all associated sites are owned outright through a disposition purchase process. The remaining associated sites are owned through a feudal disposition where an outright purchase has been made but the previous owner retains specified rights, for example mineral or forestry rights.

Transco has three Commercial Lettings, at St Fergus to Shell and Mobil, and at Theddlethorpe to ConocoPhillips. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement or servitude are covered by national agreements with the National Farmers Union, the Country Land and Business Association of England and Wales, and the Scottish Landowners Association.

US electricity and gas networks
Background information
In the US, National Grid Transco, operating as National Grid USA, is one of the leading electricity distribution and transmission service providers in the northeastern US, by reference to energy delivered and length of transmission network, and one of the ten largest utilities in the US, as measured by the number of electricity distribution customers. Electricity distribution serves approximately 3.2 million customers over a network of 72,000 miles. Electricity transmission maintains a network of 14,000 miles, which includes a high-voltage direct current (DC) transmission line of 139 miles. Gas distribution serves around 550,000 customers over a network of 8,000 miles.

National Grid USA provides electricity distribution and transmission and gas distribution in New York through its subsidiary Niagara Mohawk Power Corporation. It provides electricity distribution in New England through its subsidiaries Massachusetts Electric Company, Nantucket Electric Company, The Narragansett Electric Company and Granite State Electric Company. It provides electricity transmission in New England through its subsidiary New England Power Company.

US regulatory environment
Federal and state mandates have encouraged the separation of generation from transmission and distribution in order to promote competition and reduce prices to customers. National Grid USA has divested substantially all its generation assets and operates primarily in the transmission and distribution sectors.

The company provides electricity distribution in upstate New York and New England and gas distribution in upstate New York. The company also provides electricity transmission in upstate New York and New England. Broadly speaking, distribution service is regulated by a state’s public utilities authority and transmission service is regulated by the Federal Energy Regulatory Commission (FERC).

As a result of our ownership of several US public utility companies, National Grid Transco is a registered public utility holding company under PUHCA– the Public Utility Holding Company Act of 1935. The implications of registration as a holding company include, among other things, various conditions and limitations relating to financing, subsidiary company transactions, ownership of non-utility businesses and the requirement for SEC consent for further US utility acquisitions. The non-US operations of the Group are exempt from full regulation under PUHCA.

Distribution rate regulation
Multi-year rate plans cover substantially all the company’s gas and electricity distribution revenue. National Grid USA’s rate plan for a given jurisdiction is set with that state’s public utilities authority. Although each state operates independently and the rate plans are different, the plans have common elements. Key among them is the flow-through to customers of the commodity costs of generation, along with the recovery of costs associated with the divestment of generating assets, called‘stranded costs’. Comprehensive service quality standards are a feature of the company’s rate plans, with the risk of penalties for failure to meet certain goals and, in some cases, the potential for reward if services exceed standards. Efforts to control costs are rewarded through shared savings mechanisms that allow the company to retain a portion of the savings achieved. In certain

Back to Contents

Left National Grid USA performs regular maintenance on a 72,000-mile distribution network in order to maintain reliable electricity services to 3.2 million customers in the northeastern US.

jurisdictions, earnings are shared with customers upon reaching a particular percentage return on equity. The plans permit National Grid USA, or the relevant state, to seek adjustments to rates in the case of extraordinary events.

Massachusetts distribution rates (Massachusetts Electric Company and Nantucket Electric Company)
Under the Massachusetts Electric distribution rate plan approved by the Massachusetts Department of Telecommunications and Energy, distribution rates were reduced by $10 million on 1 May 2000 and will remain frozen until the end of February 2005. From March 2005 to the end of December 2009, distribution rates will be indexed to the average of distribution rates of similarly unbundled investor-owned utilities in New England, New York, New Jersey and Pennsylvania. Massachusetts Electric has agreed that increases in its distribution rates will initially be capped at 90% of the regional average. Based on a predetermined formula, annual savings related to Massachusetts Electric’s acquisition by National Grid that are achieved up to the end of 2009 will be calculated and shared equitably with customers from January 2010 until May 2020.

Nantucket Electric’s distribution rates are linked to Massachusetts Electric’s rates and became effective on 1 May 2000.

Rhode Island distribution rates (The Narragansett Electric Company)
Under the rate plan for Narragansett Electric approved by the Rhode Island Public Utilities Commission (RIPUC), distribution rates were reduced by approximately $13 million on 1 May 2000 and will remain frozen until 31 December 2004. During the rate freeze, Narragansett Electric is permitted to retain earnings up to 12% return on equity. Any earnings between 12% and 13% will be shared equally with customers. If earnings exceed 13%, the excess will be divided between customers and the company, with customers receiving 75%.

From 1 January 2005, distribution rates will be set by the RIPUC in accordance with Narragansett Electric’s cost of service. From that date until the end of 2019, the company will be able to include in its cost of service half of any proven savings achieved since the merger of two former distribution companies that belonged to Eastern Utilities Associates (EUA– which became part of the Group in 2000) with Narragansett Electric. Narragansett Electric will file evidence of the EUA merger savings with the RIPUC in 2003 and these savings will be subject to further verification in 2007.

New Hampshire distribution rates (Granite State Electric Company)
The current rates for Granite State Electric are subject to regulation by the New Hampshire Public Utilities Commission and became effective in July 1998.

New York distribution rates
(Niagara Mohawk Power Corporation)
Niagara Mohawk’s distribution rates are regulated by the New York State Public Service Commission (NYPSC).

As part of the regulatory approval process for the acquisition of Niagara Mohawk, a 10-year rate plan was approved by the NYPSC on 28 November 2001, which became effective on 31 January 2002. Electricity delivery rates were reduced by $152 million and are subject to only limited adjustments for a period of 10 years. However, Niagara Mohawk will continue to be able to adjust rates to recover the full commodity costs of generation. Under the plan, after reflecting its share of savings related to the acquisition, Niagara Mohawk may earn a return on equity of up to 11.75%, or 12.0% if certain customer education targets are met. Returns above this level are then subject to a sharing mechanism with customers.

The 10-year rate plan also provides for a freeze on gas delivery rates until the end of 2004, but permits Niagara Mohawk to pass through to customers gas commodity and transportation costs.

Niagara Mohawk may earn a threshold return on equity of up to 10%, or 12% if certain customer migration and education goals are met, and is required to share with customers earnings above this threshold.

Transmission rate regulation
A portion of the electricity transmission business is regulated at the federal level by the FERC where the company is allowed to recover the costs of providing transmission services, with a return on capital. In New York, the transmission business is regulated by the state with provisions similar to the distribution regulation outlined in the distribution rate regulation section on page 16.

Regional Transmission Organisations (RTOs)
The transmission sector in the US is undergoing fundamental structural change. In its Order 2000, the FERC required electricity utilities to file proposals for transferring to RTOs the management of transmission assets and the tariffs setting out the rates, terms and conditions of transmission service. National Grid USA is currently a member of two independent system operators (ISOs), ISO New England Inc. and New York ISO, which administer the markets and provide oversight of transmission in their respective regions. The FERC has not yet determined the shape of the RTO or RTOs that will cover the New England and New York regions. Within the New England and New York regions, National Grid USA is discussing with other transmission owners the possible formation of an independent transmission company (ITC) within an RTO. This ITC would manage transmission assets and tariffs within a for-profit business model, as opposed to a typically not-for-profit RTO. In other regions of the US, National Grid USA’s participation may involve the acquisition and operation of the transmission assets of participants in RTOs.

The electricity markets and transmission grid in the midwestern US are currently managed by the Midwest Independent

Back to Contents

System Operator Inc. (MISO), which has been approved by the FERC to operate as an RTO. In June 2002, National Grid USA announced the formation of GridAmerica as a result of an agreement with Ameren, First Energy, Northern Indiana Public Service Company and MISO. Under the agreement, GridAmerica is to act as an ITC within MISO, managing the transmission assets of the companies within MISO on an annual fee basis. The agreement allows the transmission-owning companies to sell their assets to GridAmerica for cash and stock. Pending final federal and state approvals, the company expects to begin managing the transmission systems of the three utilities in autumn 2003.

Financial performance The following average exchange rates have been used in translating the US financial results for the following periods:
2002/03	£1 =	$1.590
2001/02	£1 =	$1.440
2000/01	£1 =	$1.483

Turnover for National Grid USA was as follows:
•	electricity distribution: £3,446 million in 2002/03, compared with £2,282 million in 2001/02 and £1,854 million in 2000/01;
•	electricity transmission: £407 million in 2002/03, compared with £278 million in 2001/02 and £243 million in 2000/01; and
•	gas distribution: £446 million in 2002/03, compared with £104 million in 2001/02 and none in 2000/01.

The summary above includes two months of results for Niagara Mohawk (this acquisition was completed on 31 January 2002) in the comparative figures for the year ended 31 March 2002.

Adjusted operating profit for National Grid USA was as follows:

Group undertakings:
•	electricity distribution: £513 million in 2002/03, compared with £266 million in 2001/02 and £215 million in 2000/01;
•	electricity transmission: £128 million in 2002/03, compared with £87 million in 2001/02 and £72 million in 2000/01; and
•	gas distribution: £58 million in 2002/03, compared with £17 million in 2001/02 and none in 2000/01.

Joint ventures and associate:
•	Nuclear generation and other joint ventures: £2 million in 2002/03, compared with £6 million in 2001/02 and £8 million in 2000/01.

The summary above includes two months of results for Niagara Mohawk (this acquisition was completed on 31 January 2002) in the comparative figures for the year ended 31 March 2002.

Operating profit increased by £363 million (net of exchange rate) in 2002/03 over 2001/02 primarily due to the first full year of results from the Niagara Mohawk acquisition. Exchange rate impact on the 2002/03 results was a loss of £34 million based on the 2001/02 average exchange rate. This analysis excludes ten months of Niagara Mohawk operating profit since there are no comparable figures for the prior year.

Operating profit increased by £72 million (net of exchange rate) in 2001/02 over 2000/01 primarily due to the first two months of results from the Niagara Mohawk acquisition. Exchange rate impact on the 2001/02 results was a gain of £11 million based on the 2000/01 average exchange rate.

National Grid Transco’s electricity deliveries grew in the US, normalising for weather and billing days, in 2002/03 by 0.6% and in 2001/02 by 0.3%. This was despite a weak economy that has seen companies in many industries reduce in size or even close down, resulting in a downturn in commercial demand for energy which is expected to continue. In 2002/03, the Group was aided by weather that was hotter than normal during the summer and colder than normal during the winter, causing an increase in energy use to run air conditioning and heating systems. This amounted to £34 million more turnover than normal in the 2002/03 financial year. By contrast, 2001/02 weather was cooler than normal during the summer and warmer than normal during the winter, causing a decrease in energy use to run air conditioning and heating systems. This amounted to £2 million less turnover than normal in 2001/02 exclusive of Niagara Mohawk.

Pension and post-retirement health costs adversely impacted the 2002/03 results, increasing by £8 million over 2001/02 exclusive of Niagara Mohawk.

Beginning with the acquisition of Niagara Mohawk, the Group developed a goal for its US operation to reduce controllable costs by 20% in real terms by the 2004/05 financial year. Substantial progress was made in 2002/03, reducing these costs by 6.5% in real terms.

Operating performance
We work toward service quality standards that the state regulators expect us to achieve. If we fall below a prescribed standard, we can incur a penalty. If we do better than the standard, we can in certain cases achieve an incentive. In the area of reliability, which measures the frequency and duration of outages, we had mixed results, with Niagara Mohawk and Narragansett Electric meeting their targets but Massachusetts Electric falling short and incurring a £3 million penalty. Massachusetts Electric, however, partially offset the penalty with £0.7 million in incentives for above average performance related to customer service.

On the other hand, gains in customer satisfaction, and billing accuracy and efficiency have been realised through the Automated Meter Reading (AMR) project. With AMR the company is now able to read a customer’s meter automatically using

Back to Contents

Left National Grid USA has introduced Automated Meter Reading (AMR), which allows customers’ meters to be read using radio signals transmitted to a computer in a company van. This enables up to 15,000 meters to be read compared with 400 meters per day by a meter reader.

radio signals transmitted to a computer in a company van, rather than walking to every meter. AMR enables up to 15,000 meters to be read compared with 400 meters per day by a meter reader. New England distribution completed its AMR installations in December 2002. New York distribution began its AMR installations in October 2002. AMR provides accurate monthly reads, which means fewer customer calls about bills, fewer regulatory complaints and fewer re-reads of meters.

Investment in the networks
Capital investment on the reinforcement and extension of the electricity and gas networks in 2002/03 was:
•	electricity distribution: £209 million, compared with £141 million in 2001/02 and £94 million in 2000/01;
•	electricity transmission: £49 million, compared with £38 million in 2001/02 and £30 million in 2000/01; and
•	gas distribution: £40 million, compared with £3 million in 2001/02 and none in 2000/01.

Electricity distribution included spending to establish AMR of £39 million in 2002/03 compared to £29 million in 2001/02.

The summary above includes two months for Niagara Mohawk in 2001/02.

Nuclear facilities
National Grid USA no longer holds an ownership interest in any operating nuclear facility. During the past financial year, the Group sold its interests in the Seabrook Nuclear Generating Station and the Vermont Yankee Nuclear Generating Station. As part of these transactions, the respective buyers assumed the decommissioning liability for these plants. The majority of the net proceeds from the sales will be credited to customers through contract termination charges.

National Grid USA holds minority interests in three nuclear power companies (the Yankees): Yankee Atomic Electric Company, Maine Yankee Atomic Power Company and Connecticut Yankee Atomic Power Company. Each of the Yankees owns a nuclear generating unit, all of which have been permanently shut down. The company is liable for its share of the decommissioning costs of these shut down nuclear generating units. Decommissioning costs include the costs of decontaminating and dismantling the units, spent fuel storage, security, insurance and other costs. National Grid USA pays its share of these projected costs through power purchase agreements with the operators. It is permitted to recover prudently incurred decommissioning costs from its customers through contract termination charges.

Although the US Department of Energy is responsible for the disposal of spent nuclear fuel, it has not established a depository for it, nor has it estimated a date by which it will. Many utilities, including the Yankees, are plaintiffs in ongoing litigation related to the Department of Energy’s failure to accept spent nuclear fuel. Any recovery from the proceedings, after litigation expenses and taxes, will be returned to customers through contract termination charges.

Fixed assets
Substantially all National Grid USA’s properties and franchises are subject to the liens of indentures under which mortgage bonds have been issued. The majority of transmission lines are located on rights of way that the National Grid USA companies maintain under perpetual easements or fee ownership (freehold). Substations are principally located on properties owned in fee. National Grid USA owns in fee the offices in Westborough and Northborough, Massachusetts and in Syracuse and Albany, New York.

Other businesses
The Group has successfully exited from most of its alternative telecoms network (altnet) businesses during 2002/03. Significant progress has also been made in re-focusing the portfolio of other non-regulated businesses.

The adjusted operating profit for Group undertakings within other activities for the year ended 31 March 2003 was £117 million compared with £179 million in 2001/02 and £203 million in 2000/01. Included within the other activities are the businesses below.

Metering
Our UK Metering businesses provide installation, maintenance and meter reading services to gas shippers, including British Gas. The businesses have a national footprint and established skills in managing a large asset base and workforce.

The major focus during 2002/03 has been to respond to the challenges of competition, which is developing in the UK metering market. Currently, nearly all Britain’s approximately 20 million domestic gas meters are owned by Transco, which receives revenue regulated under its price control. In the competitive market, newly installed meters are provided by the metering companies that install them.

Our priorities are to continue to provide the services for our currently installed base of gas meters, and to take advantage of the opportunities in the emerging competitive market for new gas and electricity meters.

In January 2003, National Grid Transco announced that its Metering business, OnStream, had been awarded a five-year contract with British Gas Trading (Centrica) to provide competitive metering services in four UK regions for around 11 million domestic gas and electricity customers.

Back to Contents

Left Gridcom’s towers can accommodate multiple telecommunications operators by site sharing. It actively promotes such site sharing to UK mobile operators to prevent a proliferation of masts and lessen the impact on the environment.

Gridcom
Gridcom provides communications infrastructure solutions to fibre and wireless network operators in the UK and northeastern US. In the UK, the merger of the mobile infrastructure activities of National Grid and Lattice has been successfully completed. In the US, the newly established Gridcom business and NEESCom are now operating under the same management team.

Gridcom builds, leases and operates sites for the base stations and radio masts needed by mobile operators, leveraging the Group’s project management skills and electricity and gas infrastructure. In the US, it also offers dark fibre and related facilities to telecoms operators.

Demand has been depressed during 2002/03 in both UK and US markets, because of delays in the roll-out of 3G (third generation) mobile phones and the operators’ major reductions in capital expenditure.

Fulcrum Connections
Fulcrum Connections was established in July 2001 in response to Ofgem’s drive to introduce competition into the gas connections market. During 2002/03, it has provided gas connection services on behalf of Transco to around 130,000 new domestic and industrial consumers.

Fulcrum’s short-term objectives are to improve performance against its contract with Transco in readiness for the development of competition. Transco is working with Ofgem to remove the barriers to the development of competition in the connections market. In view of this, the management of Fulcrum has begun a programme to reduce fixed costs and improve management controls.

SecondSite Property
SecondSite Property’s principal activity is the management, clean-up and disposal of surplus non-operational properties (including former Transco and National Grid sites in the UK), largely comprising contaminated former gas works. SecondSite aims to tackle the historic legacy of gas manufacture on our sites so that they can be reclaimed and returned to beneficial community use.

During the year ended 31 March 2003, SecondSite Property Portfolio Ltd disposed of 66 properties and generated £85 million in disposal proceeds, compared with 67 properties and £107 million in 2001/02 and 75 properties and £140 million in 2000/01.

Advantica
Advantica provides technology-based solutions to Transco, other utilities and pipeline operators worldwide. Following last year’s acquisition of software and technology company Stoner, the company now operates in the US as well as Europe.

After a review, Advantica has been defined as non-core and its management has taken action to reduce costs, prepare the company for disposal and to seek a purchaser for the business.

Discontinued operations
Exit from altnet businesses
During 2002/03, we successfully completed our exit from a number of altnet businesses in the UK and South America – 186k, Silica Networks and Manquehue net. We reduced our interest in Energis Polska and progressed our exit from Intelig, Urband and Bulldog. We will not provide any additional funding to these businesses over and above existing provisions and remain confident that we will complete our exit from them within the provisions that we have announced.

Sales
During 2002/03, we sold The Leasing Group and put Lattice Energy Services up for sale. Connections +, which formed part of Lattice Energy Services, was sold in April 2003.

Back to Contents

Operating responsibly

Achievements

•	Introduction of Framework for Responsible Business
•	Top quintile in BitC’s 1st Corporate Responsibility Index
•	Constituent of FTSE4Good and Dow Jones Sustainability Indices

In merging National Grid and Lattice we recognised that it was essential to build on the approach to corporate responsibility that both companies had been developing in recent years. In doing so, we have implemented an approach which represents a step change in how companies can operate responsibly. Our approach has gained external recognition through our listing in the top fifth of Business in the Community’s (BitC’s) 1st Corporate Responsibility Index and the FTSE4Good and Dow Jones Sustainability Indices.

We recognise that as one of the world’s largest utilities we have long-term responsibilities that form an important part of our wish to create value for our shareholders. We believe it is important to inform our shareholders and the wider community, not just about what we do as a business but how we do business. In this section of the Annual Report and Accounts we include material on the non-financial components of our business. Fuller details of policies and materials referred to in this section can be accessed via our website, www.ngtgroup.com. The material in this section of the report has been independently verified by an external consultant, URS Verification Ltd, and their verification statement is published on page 110.

Our Framework for Responsible Business
Our Framework for Responsible Business (the ‘Framework’) defines the sort of business we are, sets the context in which we operate, and helps us achieve the right balance between economic, environmental and social factors.

We have built our Framework around three goals that clearly define our desire to be a company with a long-term future:

Sustainable growth
• We are constantly looking to expand and grow our business by transferring our skills to new markets. Growth needs to be sustainable if we are to bring long-term value to our shareholders and others.

Profits with responsibility
• For our business to be sustainable, we must be profitable. However, increasing our profitability at any cost is neither sustainable nor acceptable. We therefore have to be responsible in the way in which we generate our profits.

Investing in the future
• As a responsible business, our commercial success enables us to invest in the future in a way that benefits our shareholders, our employees, the environment and society. This investment is a reflection of our desire to be a long-term business.

Driving our governance

Achievements

•	Governance approach linked to Framework for Responsible Business
•	Implementation of new Group-wide policies
•	Establishment of new Board Risk and Responsibility Committee

In a climate where the governance arrangements in large companies are increasingly under scrutiny, the Board has implemented a transparent approach, driven by our Framework and underpinned by a suite of policies. Our assurance processes are intended to provide the Board with a rigorous assessment of the robustness of management controls.

Our Group-wide policies
In December 2002, the Board approved Group-wide policies, procedures and an external position statement, on electric and magnetic fields, supporting key areas of

Far Left Schoolchildren visiting National Grid Company’s recently renovated Bramley Frith Environmental Education Centre near Basingstoke in Hampshire, UK, where they learn about environmental issues and biodiversity. The new facilities include a number of energy-efficient features, plus offices, a library and a staff workroom.
Left Paper-making at National Grid Company’s Pelham Centre for the Environment, Hertfordshire, UK. In addition to term-time visits, schoolchildren can attend holiday play schemes where activities boost their awareness of the natural world.
the Framework. The policies establish common principles by which we will manage these issues across all our operating businesses. Where we are involved in a joint venture, we will encourage our partners to adopt policies and practices consistent with the principles we have established.

Board Risk and Responsibility Committee
Overall responsibility for matters of corporate responsibility rests with the Board which has established the Risk and Responsibility Committee chaired by James Ross, Deputy Chairman, to ensure that these areas are reviewed in appropriate depth. The Committee has responsibility for reviewing the non-financial risks, strategies, policies, management, targets and performance of the Group, and where appropriate our suppliers and contractors, in the following areas:
•	Occupational and public safety
•	Occupational health
•	Environment
•	Equality and diversity
•	Human rights
•	Business ethics
•	Role of the Group in society

The Risk and Responsibility Committee works closely with the Audit Committee to enable the latter to provide assurance to the Board that all risks to the Group have been thoroughly assessed and managed through sound systems of internal control. Independent external advisors support the Committee on matters of safety and the environment.

Providing assurance
Assurance is provided through a number of related routes. Central to this is the integration of risk management within the Group. Further details are provided in the section on Corporate Governance and Internal Control on page 41.

We have also established a Group-wide safety and environmental audit programme. This programme assesses the robustness of management controls

Back to Contents

put in place to ensure our safety and environmental performance is in line with our policies. Progress in implementing this programme is reviewed quarterly by the Risk and Responsibility Committee.

In addition, the Board and the Executive Directors separately receive a monthly report on the safety and environmental performance of the businesses in the Group. This report also highlights any emerging risks where Executive action may be warranted.

At the year end, our Directors and senior managers sign a formal letter providing their personal assessment of compliance with Group-wide policies, the extent to which risks are being managed and any weaknesses in management controls that may have been identified.

A safe way of working

Achievements

•	Group-wide Safety and Occupational Health policy now in place
•	Independent review of safety management in all major operations completed
•	Significant reduction in rate of Lost Time Injuries compared with 2001/02

We believe that safety is paramount and that all work-related injuries and illnesses are preventable. We strive to safeguard the public in all we do. A new Group-wide Safety and Occupational Health policy was approved by the Board in December 2002. The policy establishes our strategic aims and each of our businesses will be audited to ensure it is transferring the policy into practice.

Our management of safety
During 2002/03, our operations have not resulted in any fatalities to our employees or contractors, and the rate of injuries resulting in lost time has decreased by up to 46% across our major operations compared with 2001/02. However, 269 of our employees were involved in accidents which led to their taking time off work.

As with all our incidents, these are being investigated to ensure that lessons are learned and communicated throughout the Company. We monitor Lost Time Injuries across the Group and report the data monthly to the Executive Committee and Board.

We recognise that to deliver the Group goal of zero injuries we need to create a safety culture where everyone is able to challenge constructively unsafe behaviours wherever they occur.

We have audited the progress made in safety management since the review of our National Grid operations in New England and the UK by DuPont Safety Resources in 2001.

In both organisations, strong management commitment to safety has clearly been recognised by employees and improvements can be seen in most of the elements of safety management. The goal of zero injuries is widely recognised. Nearly all employees involved in the audit stated that they could influence their own health and safety and the safety of others, and that they participate in decisions concerning safety. It was concluded that the businesses need to refocus efforts in some key areas such as learning through accident investigations and reporting near misses, but that the steps taken are beginning to have a positive influence on attitudes to safety.

We invited DuPont to carry out a safety assessment on Transco in January 2003. DuPont noted a number of areas where best practice could be rolled out across other businesses and other areas where further work is required. They recognised areas of good safety governance involving employees from different staff grades and sound contractor management in our gas transmission business. The Risk and Responsibility Committee will review the progress we have made during 2003/04. DuPont will be carrying out a similar review of Fulcrum Connections’ safety management systems in 2003. We are now well placed to drive forward best practice across the Group against standard benchmark measures.

Protecting the public
We believe safety is paramount, and we aim to safeguard the public in everything we do. We keep our approach to safe working under continuous review. We continue to invest significant capital resources in maintaining the gas distribution infrastructure in the UK. Our long-term programme aimed at replacing metallic mains with modern polyethylene pipes should reduce further the risk of gas leaks from the network. We also make significant resources available to the public in both the UK and US to explain the risks associated with both gas and electricity and to ensure the public uses both sources of energy safely.

Despite our best efforts, regrettably three members of the public died as a result of gas explosions associated with Transco’s operations in the UK during the year. The verdict at the inquest into the explosion at Clitheroe on 1 April 2002 in which one person died was one of accidental death. On 3 October 2002, an explosion at West Bridgford, Nottingham resulted in the deaths of two people. HSE investigations are continuing.

In December 2002, an explosion occurred at a property in Hedgerley injuring one person. In January 2003, an explosion damaged a property in Chipping Norton. The HSE has indicated that it is minded to prosecute Fulcrum Connections following a gas explosion damaging a property in Breistfield, Yorkshire in August 2002.

As a result of a fatal accident in Larkhall, Lanarkshire in December 1999 in which four people died, the Crown Office in Scotland served an indictment on Transco in February 2003. This charges that company with culpable homicide with an alternative charge of a contravention of Sections 3 and 33 of the Health and Safety at Work Act 1974.

Back to Contents

Charging the company with culpable homicide is unprecedented under Scots law and therefore before a full trial can proceed, a number of fundamental legal issues associated with the indictment are required to be resolved.

Working with contractors
Contractors are selected from an approved vendor list that requires submission to a safety and environmental review.

For the purpose of safety management, contractors are treated like, and receive safety briefings alongside, direct employees. Our contractors recognise that we have high safety standards and, especially for large projects, safety is at the forefront from tender to project completion.

We encourage the sharing of best practice between our major engineering contractors. Our UK gas transmission contractors have established a ‘Pipeline construction group health and safety forum’. The forum is chaired by a director of one of the member companies.

We have, during the financial year, removed contractors from jobs because of our concerns over their ability to operate safely.

Environment

Achievements

•	Group-wide Environment policy and a position statement on EMF now in place
•	In ‘Premier League’ of 7th BiE environmental index
•	Group-wide environmental audit programme implemented

As a result of the Merger we took the opportunity to review our Environment policy. It sets the principles by which we manage our key environmental risks. Our businesses differ in the impact they may have on the environment, so each is establishing a plan through which it will manage the environmental risks relevant to its operations. In March 2003, we were one of 18 companies (out of over 200)

placed in the ‘Premier League’ of Business in the Community’s 7th BiE Index of Corporate Environmental Engagement.

Our approach to environmental management
We were not prosecuted by any environmental regulatory body for an environmental offence during this financial year.

The operation of environmental management systems (EMSs) in our businesses provides the Executive Directors with direct assurance that our approach is robust and properly focused on significant environmental risks and liabilities. In the US, our New England electricity transmission system is certified to ISO 14001 and our New York electricity transmission system conforms to ISO 14001 and will receive a registration audit in June 2003. Our US electricity and gas distribution businesses have developed EMSs that conform to ISO 14001. We are evaluating the merits of seeking ISO 14001 registration for our US distribution businesses. The majority of our UK operations are certified to ISO 14001. Over 80% of our employees operate with ISO 14001 certified or compatible systems.

Electric and magnetic fields
All electrical equipment and appliances produce electric and magnetic fields (EMFs). This includes household appliances as well as the power lines used in transmission and distribution of electricity. At higher frequencies, mobile phones and the masts used for transmission also produce EMFs.

In December 2002, we published our position statement on EMFs making a clear commitment to playing a constructive and proactive role on this issue. The balance of scientific evidence indicates that EMFs do not lead to adverse health effects. However, we recognise that some people have concerns about EMFs and we make information and advice available whenever requested. We comply with the standards, guidelines and regulations in force on EMFs in the countries and states in which we operate.

Contaminated land
We continue to manage our inherited portfolio of potentially contaminated land. This contamination has mainly arisen from the historic manufacture of gas from coal and oil, and from older electrical substations where there is a risk that the ground may have been contaminated with oil in the past through accidental spillage or leakage from equipment. The sites of former manufactured gas plants can sometimes have a complex mix of contamination dating back to the 19th century.

In the US, we have responsibility for 135 contaminated sites and are actively conducting environmental assessments and, where necessary, remediations at more than 80 of these locations. In the last year, we have completed remediations at two sites and implemented risk reduction measures at 29 other locations. Sites are prioritised through the application of state and federal regulatory requirements, which typically focus on preventing human or environmental exposures.

In the UK, we operate one of the largest clean up programmes in the country through SecondSite Property. With around 525 sites to reclaim, not all sites can be cleaned up at once. We apply a rigorous approach to the identification, assessment, control and remediation of these sites. SecondSite Property, therefore, sets its priorities with care, following a national approach presented to the Environment Agency and communicated to the relevant local authorities. We continue to give priority to addressing statutory obligations on our sites and seek agreement with environmental regulators on standards and timetables. Over the past five years, we have spent £190 million on site clean up in the UK.

Over the past year, we have completed remediation work at 32 sites in the UK.

Back to Contents

Climate change
We actively manage our activities to reduce their impact on climate change.

Across our operations the largest source of greenhouse gas emissions is methane leakage from the Transco distribution network. Most leakage is associated with the joints on older cast iron parts of the low pressure gas network. Cast iron currently makes up 37% of the distribution system and, as this pipe is replaced by polyethylene, the level of methane emissions will be gradually reduced.

Methane emissions arising from leakage and venting from our UK and US gas networks account for approximately 56% of our greenhouse gas emissions. A detailed analysis of our greenhouse gas emissions is available on our website.

Sulphur Hexafluoride (SF6) is an extremely effective electrical insulant and has very significant advantages over alternative materials. It is non-flammable, a critical requirement in the high-voltage applications for which we use it, and because of its effectiveness, takes up less volume than an equivalent insulating volume of an oil alternative. We have some 431 tonnes of SF6 in our electrical equipment and until a new proven technology becomes available our use of this material will continue. Equipment filled with SF6 can leak and requires replacement. We estimate that the loss of SF6 to the atmosphere over the last year was 21.6 tonnes, equivalent to approximately 517,000 tonnes CO2. Through monitoring SF6 losses we are able to prioritise our repair programme.

While not a significant contributor to our overall greenhouse gas emissions inventory, we consider transport to be a key sustainability issue of strategic and operational importance. During the year, our fleet mileage (including contractor movements for SecondSite Property) was approximately 211 million miles, equivalent to 47.7 million litres of fuel. We encourage our businesses to consider actively the alternatives to business travel, such as videoconferencing and teleconferencing. Both these technologies are applied widely across the Group. Our total mileage was equivalent to some 143,000 tonnes CO2.

Our people

Achievements

•	Group-wide Human Resources policy now in place
•	Whistleblowing policy and arrangements in place
•	Group intranet site launched

We have reviewed our Human Resources policies and condensed them into a high level Group-wide policy. We aim to foster a learning environment where all our employees can realise their full potential. Each business is updating procedures to cover the areas of Diversity, Learning & Development, Performance Management, Reward Framework, Recruitment & Selection and Flexible Working. Whilst achieving the standards set in the Group policy, these procedures will reflect local cultures and practices.

We have established, through e-mails, intranets, cascade briefings and in-house magazines, effective methods for communicating with employees on matters of concern to them. Regular consultation with staff and their trade union representatives takes place using both formal and informal mechanisms.

Restructuring our business
Prior to the Merger, both National Grid and Transco were undergoing substantial restructuring. Alongside this, as part of the Merger process, we have combined our Corporate Centres, and our UK operational headquarters. As stated in our Framework, we wish to ensure we have the right number of people to deliver our business in the long term. Throughout this process, we have consulted with trade union representatives and our employees and we aim wherever possible to achieve redundancies through early retirement or voluntarily.

In the US, restructuring as a result of the merger between National Grid and Niagara Mohawk in 2002 was accomplished using a competency-based selection model. Employees were assessed on eight competencies that closely aligned with our US business objectives and company values. Displaced employees were provided with comprehensive outplacement assistance.

Ethical standards
National Grid USA’s existing Standards of Conduct will be matched by a UK Code of Conduct. These document our employees’ responsibilities with regard to ethical and legal issues. We provide our employees with a confidential helpline through which they can discuss any concerns or report behaviour that does not align with our standards.

Our US Ethics Office has responsibility for answering questions about the Standards of Conduct, receiving and evaluating reports of misconduct and ensuring that allegations are fully and promptly investigated. We aim to adopt this approach in the UK.

Equality and diversity
We are committed to being an equal opportunity employer, encouraging diversity and avoiding any discrimination on the grounds of race, colour, religion, political opinion, nationality, gender, disability, sexual orientation, age, social status and origin, indigenous status or other status unrelated to the individual’s ability to perform his or her work.

We are currently considering the reporting processes that will enable us to ensure our approach to equality and diversity is operating in practice.

Employee share ownership
We encourage share ownership among our employees as a means of aligning employee and shareholder objectives. We operate a Sharesave Scheme in the UK. Approximately 81% of eligible employees participated in the scheme in 2002.

Back to Contents

Approximately 84% of US employees are investors in the Group through the employee incentive thrift plans.

Working with others

Achievements

•	Helped our customers save 2 billion kWh of electricity in the US
•	74,500 children visited our environmental centres
•	40% reduction in complaints received from Transco’s consumers

National Grid Transco has a diverse range of external stakeholders including customers, consumers, suppliers, contractors, Government, non-governmental organisations, regulators, grantors and action groups. In our dealings with external audiences we strive to be open and constructive. In this section, we report on how we have developed our relationships with a number of these key audiences over the past year.

Our customers
In the US, we work closely with our customers to improve their energy efficiency and five of the programmes offered by our New England electricity distribution companies were among the 31 nominations selected as the nation’s best by the American Council for an Energy-Efficient Economy. The programmes were recognised for their effectiveness and innovation in helping customers achieve greater levels of energy efficiency in their homes, businesses and facilities. During 2002, National Grid USA’s customers have saved more than 2 billion kWh of electricity as a result of participating in these programmes.

In the UK, Transco has continued to focus on service delivery to the 21 million gas consumers. Throughout 2002, Transco has surveyed and measured consumer views on its key consumer products and services. This indicates that consumers are generally satisfied with the quality of service being provided. The introduction of a complaint management improvement package, supported by information from the consumer satisfaction programme, has continued to support our focus on reducing levels of complaints received from consumers.

Our suppliers
As a Group with a capital programme of over £1.5 billion we recognise the positive impact that good procurement practices and standards can have on the quality of our supply chain. We aim to create strategic supplier relationships. These provide the opportunity to work with suppliers to improve their performance and provide key suppliers with an appreciation of our business needs, while maintaining or improving safety standards. The safety, health, environmental and quality performance of suppliers is considered as part of the tendering process. Where possible we aggregate and maximise our Group-wide collective buying power. In 2002/03, savings of some £17 million and £10 million were achieved in our supply chain in the UK and US respectively.

Governments
We engage actively with the Governments in our countries of operation. Over the past year in the UK we have provided written and oral evidence to a number of Commons Select Committees on subjects such as: ‘Towards a non-carbon fuel economy’; pre-legislative scrutiny of the Electricity (Trading and Transmission) Bill; and the Impact of Streetworks legislation. In addition, pre-Merger, both National Grid and Lattice provided submissions to the UK Government Review of Energy Policy and hosted an industry conference to discuss infrastructure and security of supply issues.

Local communities
We believe it is possible to create both shareholder value and social value – these aims need not be in conflict. We place great emphasis on the relationships we have with the local communities we serve and the wider social needs of the societies in which we operate. Investing in projects that have a social value is important to the

Left In a pilot project with the children’s charity NCH, National Grid Transco Foundation aims to raise the educational achievements of young people in care. At an NCH Family Centre in London, the Foundation has installed self-contained learning workstations for cared for children.

Group but we are not able to support all the projects and programmes proposed to us. The principal focus of our investment is on three themes:
•	Regenerating local communities
•	Improving the environment
•	Education and skills

Following the Merger, we undertook a review of our community investment in the UK against our three themes to ensure the balance of activities is appropriate for the new Group. The US community investment programme will be reviewed against the three themes over the coming year.

In the UK, we have established the National Grid Transco Foundation as a focus for bringing our business expertise, knowledge and resources to bear on pressing social and environmental issues faced by communities throughout the UK. It is also the vehicle through which our UK employees can become actively involved in working in partnership with communities and voluntary organisations at local, regional and national levels.

During 2002/03, we invested about £5.5 million and about £3.4 million respectively in the UK and US in our community investment programmes.

Grantors
The continued safe and reliable operation of a national infrastructure, such as the electricity transmission network in England and Wales, involves maintaining good working relationships with the owners and occupiers of land on which our assets are installed and over, or under, whose land our lines cross. The owners and occupiers provide us with rights to enable us to operate, inspect, maintain, repair, replace and remove our equipment. We have more than 19,000 different land owners and occupiers throughout the country – whom we call ‘grantors’. We provide a point of contact for all grantors and our quarterly grantors newsletter ‘Gridline’ provides them with timely and relevant information.

Back to Contents

Board of Directors

01 Sir John Parker
Chairman
(appointed October 2002) (N*)
Sir John Parker became Chairman of the Group following the Merger, having been Chairman of Lattice Group since its Demerger from BG Group in 2000. He had previously been a Non-executive Director of BG from 1997. Sir John’s career has encompassed the engineering, shipbuilding and defence industries. He is Chairman of RMC Group plc and a Non-executive Director of Brambles Industries plc and Carnival plc. Sir John is a former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group PLC. He is a Fellow of the Royal Academy of Engineering. (Age 61)	02 James Ross
Deputy Chairman and Senior Independent Director
(first appointed March 1999) (R&R*)
James Ross was appointed as Non-executive Director and Deputy Chairman of National Grid in March 1999, becoming Chairman in July 1999. Following the Merger, he became Deputy Chairman and Senior Independent Director. He is a Non-executive Director of McGraw Hill and of Datacard, both based in the US, and of Schneider Electric based in France. He was Chairman of Littlewoods plc from 1996 to April 2002 and was Chief Executive of Cable and Wireless plc from 1992 to 1995. Previously, he was Managing Director of the British Petroleum Company plc and Chairman and CEO of BP America. At BP he had responsibility for its activities in North and South America and Africa as well as the company’s environmental policies. (Age 64)

03 Roger Urwin
Group Chief Executive
(first appointed November 1995) (E*, F)
Roger Urwin was appointed as a Director of National Grid in November 1995, becoming Group Chief Executive in April 2001. He was previously Chief Executive of London Electricity plc. Earlier, he held a number of appointments within the Central Electricity Generating Board before joining the Midlands Electricity Board as Director of Engineering. He is a Non-executive Director of The Special Utilities Investment Trust PLC and is a Fellow of the Royal Academy of Engineering. (Age 57)	04 Steve Lucas
Group Finance Director
(appointed October 2002) (E, F)
Steve Lucas joined the Board following the Merger in October 2002. He had been Executive Director, Finance of Lattice Group since its Demerger from BG Group in 2000. Previously, he was Treasurer of BG Group having joined British Gas plc in 1994. A Chartered Accountant, he worked in private practice in the City of London until 1983. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles, including seven years in Africa and the Far East. (Age 49)

05 Steve Holliday
Group Director
(appointed March 2001) (E)
Steve Holliday joined National Grid as Group Director, UK and Europe at the end of March 2001. Following the Merger, he was principally responsible for the Group’s transmission businesses and is now Group Director responsible for UK Gas Distribution and Business Services. He was formerly an Executive Director of British Borneo Oil and Gas. Previously, he spent 19 years with the Exxon Group, where he held senior positions in the international gas business and operational areas such as refining and shipping. His international experience includes a four-year spell in the US. He also worked developing business opportunities in countries as diverse as Russia, Australia, Japan, Brazil and China. (Age 46)	06 Edward Astle
Group Director
(appointed September 2001) (E)
Edward Astle joined National Grid as Group Director, Telecommunications in September 2001 and is now Group Director responsible for Unregulated Business and leads the Group’s Business Development and Strategy. He was Managing Director of BICC Communications from 1997 to 1999 and between 1989 and 1997 he held a variety of positions with Cable and Wireless (C&W). He was Regional Director Europe, CEO of its global networks and marine divisions, and in 1995 joined the C&W Board as Executive Director – Global Businesses. He is a Non-executive Director of Intec Telecom Systems plc. (Age 49)

07 Rick Sergel
Group Director
(appointed March 2000) (E)
Rick Sergel was appointed as a Director of National Grid following the acquisition of New England Electric System (NEES) in March 2000. He is President, Chief Executive Officer and a Director of National Grid USA and has Board responsibility for US Gas and Electricity Distribution. Between February 1998 and March 2000 he served as President and Chief Executive Officer of NEES. His previous positions with NEES included Senior Vice President in charge of retail operations and unregulated ventures, Vice President and Treasurer. He is a Non-executive Director of State Street Corporation. (Age 53)

Board Committees: A Audit E Executive F Finance N Nominations R Remuneration R&R Risk and Responsibility (* denotes chairman of the committee)

Back to Contents

08 Nick Winser
Group Director
(appointed April 2003) (E)
Nick Winser joined the Board in April 2003 as Group Director responsible for UK and US Transmission operations. He was previously Chief Operating Officer of US Transmission for National Grid Transco. He had joined National Grid Company in 1993, becoming Director of Engineering in 2001. Prior to this he had been with PowerGen since 1991 as principal negotiator on commercial matters having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles. (Age 42)	09 John Wybrew
Group Corporate Affairs Director
(appointed October 2002) (E)
John Wybrew joined the Board following the Merger in October 2002. At Lattice Group he was Executive Director responsible for corporate affairs, human resources and health, safety, security and environment. He had joined the Board of British Gas in 1996 and then served as an Executive Director of BG Group. He previously had a career with the Royal Dutch/Shell Group spanning more than 30 years and was Corporate Affairs Director for Shell UK Ltd before joining BG. In the mid 1980s he was seconded to the Prime Minster’s Policy Unit, advising Mrs Thatcher on energy and transport policies. (Age 61)

12 Kenneth Harvey
Non-executive Director
(appointed October 2002) (A, N, R)
Kenneth Harvey joined the Board following the Merger in October 2002, having been appointed to the Lattice Group Board in September 2000. He is Chairman of Pennon Group plc (which includes South West Water). He is also Non-executive Chairman of The Intercare Group plc and of Beaufort Group plc. A Chartered Engineer, he is a former Chairman of Norweb plc and of Comax Holdings Ltd. (Age 62)	13 Stephen Pettit
Non-executive Director
(appointed October 2002) (F, R&R)
Stephen Pettit was appointed to the Board following the Merger, having been appointed to the Lattice Group Board in 2001. He is Chairman of Damovo, the privately owned network integration company and Chairman of Norwood Systems. He is also a Non-executive Director of National Air Traffic Services and KBC Advanced Technologies plc. He is a former Executive Director of Cable and Wireless plc. Before joining Cable and Wireless, he was Chief Executive, Petrochemicals at British Petroleum. (Age 52)

10 Bonnie Hill
Non-executive Director
(appointed February 2002) (R, R&R)
Bonnie Hill was appointed a Director of National Grid in February 2002 following the acquisition of Niagara Mohawk, where she had been a Director. She is President of B.Hill Enterprises, LLC, a consulting firm, and Chief Operating Officer of Icon Blue, a brand marketing company. She is also involved in a variety of civic, educational and community bodies and serves on the boards of AK Steel Corporation, Hershey Foods Corporation and The Home Depot, Inc. Before 2001, she was President and Chief Executive Officer of The Time Mirror Foundation and was also Senior Vice President of the Los Angeles Times newspaper. (Age 61)	11 Paul Joskow
Non-executive Director
(appointed March 2000) (A, F*)
Paul Joskow was appointed a Director of National Grid in March 2000 following the acquisition of New England Electric System (NEES) where he had been a Director. He is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT), Director of MIT Centre for Energy and Environmental Policy Research, Research Associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. (Age 55)	14 George Rose
Non-executive Director
(appointed October 2002) (A*, N, R)
George Rose was appointed to the Board following the Merger, having been appointed to the Lattice Group Board in September 2000. He has been Finance Director of BAe Systems plc (formerly British Aerospace plc) since 1998, having joined the company in 1992. He is also a Non-executive Director of SAAB AB, a Member of the Financial Reporting Review Panel and a former Non-executive Director of Orange plc. (Age 51)	15 John Grant
Non-executive Director
(appointed November 1995) (A, N, R*)
John Grant was appointed a Director of National Grid in November 1995. He is Executive Chairman of Hasgo Group Limited and of Peter Stubs Limited. He is Chairman of the Royal Automobile Club Motor Sports Association Limited and a Non-executive Director of Torotrak plc, Corac Group Plc and Cordex Plc. He was Chief Executive of Ascot Plc from 1997 to 2000 and Finance Director of Lucas Industries plc from 1992 to 1996. He previously held a number of senior executive positions during 25 years with Ford Motor Company. (Age 57)

Helen Mahy
Group Company Secretary
(appointed October 2002) Helen Mahy was appointed as Group Company Secretary following the Merger, having been Company Secretary at Lattice Group since March 2002. She was appointed a Non-executive Director of Aga Foodservice Group plc in March 2003. She is a Barrister and an Associate of the Chartered Insurance Institute. Previously, she was Group General Counsel and Company Secretary at Babcock International Group PLC. (Age 42)

Back to Contents

Contents to the financial section
29	Directors’ Report and Operating and Financial Review
29	Operating and Financial Review
41	Corporate Governance and Internal Control
44	Directors’ Remuneration Report
53	Risk Factors
55	General Information
56	Independent Auditors’ Report to the Members of National Grid Transco plc
57	Accounting Policies
60	Group Profit and Loss Account
60	Group Statement of Total Recognised Gains and Losses
61	Balance Sheets
62	Group Cash Flow Statement
63	Notes to the Accounts
107	Summary Group Financial Information
108	Glossary of Terms
109	Definitions
110	Independent Verifier’s Report on Operating Responsibly
111	Investor Information
118	Cross Reference to Form 20-F
119	Shareholder Statistics
119	Financial Calendar
120	Shareholder Information

Back to Contents

Directors’ Report and Operating and Financial Review
Operating and Financial Review

References to adjusted operating profit, adjusted profit before taxation, adjusted earnings (profit/(loss) for the year) and adjusted earnings per share are stated before exceptional items and goodwill amortisation. A reconciliation of operating profit to adjusted operating profit is shown on the face of the profit and loss account on page 60, while a reconciliation of adjusted profit before taxation, adjusted earnings and adjusted earnings per share is shown in note 11 to the accounts on page 73.

The Directors believe that use of the adjusted measures described above give a better indication of the underlying business performance of the Group than the unadjusted measures.

Adjusted total operating profit for 2002/03 was £2,185 million (2001/02: £1,783 million; 2000/01: £1,780 million) and excludes operating exceptional items relating to continuing and discontinued operations and goodwill amortisation. Exceptional items for 2002/03 relating to continuing and discontinued operations amounted to £308 million (2001/02: £285 million; 2000/01: £88 million) and £39 million (2001/02: £1,042 million; 2000/01: £nil) respectively, and goodwill amortisation amounted to £102 million (2001/02: £97 million; 2000/01: £85 million). These items can be seen on the face of the profit and loss account on page 60, reconciling to total operating profit for 2002/03 of £1,736 million (2001/02: £359 million; 2000/01: £1,607 million).

Merger of National Grid and Lattice
On 21 October 2002, the merger of National Grid and Lattice was completed and National Grid was renamed National Grid Transco. In accordance with UK Generally Accepted Accounting Principles (GAAP), the Merger has been accounted for using merger accounting principles, as explained in note 1 to the accounts on page 63. As a consequence, the results of the merged entity together with the financial review associated with the UK GAAP results are presented as if the Group had been in existence for all of the financial years presented. The results for all years are presented on the basis of uniform accounting policies.

Under US GAAP, the business combination of National Grid and Lattice must be accounted for as an acquisition in accordance with acquisition accounting principles (‘purchase accounting’). A discussion of the impact of US GAAP accounting principles is shown below, and details of the principal differences between UK and US GAAP are shown in note 34 to the accounts on page 100.

Segmental reporting
As a result of the Merger, National Grid Transco has reported its audited results for the first time and reporting segments have been aligned to reflect the management responsibilities and economic characteristics of the Group’s business activities. As an example, management responsibility for ‘electricity and gas transmission’ in the UK resides with an Executive Director and these activities share long-term economic characteristics. Such characteristics include the fact that they are both subject to similar regulatory environments, and income is derived from the provision of transmission services, with limited exposure to commodity risk.

The choice of segments has also had regard to the level of materiality of some of the Group’s activities and to ensure that the disclosures are not overly detailed.

Segmental information is disclosed in note 2 to the accounts on pages 63 to 65, and a review of the performance of these businesses is contained on pages 10 to 20. Additional financial and performance information relating to the reporting segments is also included in the business review.

The presentation of segment information is based on the management responsibilities that existed at 31 March 2003.

The segments that existed at 31 March 2003 comprised UK distribution; UK electricity and gas transmission; US transmission; US electricity distribution (including recovery of stranded costs); US gas; and other activities.

Management responsibilities have changed with effect from 28 April 2003, and, as a result, in future presentations of the Group’s results segmental reporting will be aligned to reflect these changes in responsibilities.

Financial year ended 31 March 2003 (2002/03) compared with financial year ended 31 March 2002 (2001/02)
Group turnover
Group turnover for 2002/03 increased by £1,846 million over 2001/02 to £9,400 million, reflecting a full year’s turnover being recorded in respect of Niagara Mohawk, which was acquired by the Group on 31 January 2002.

Group operating profit
Group total operating profit rose by £1,377 million to £1,736 million in 2002/03, primarily reflecting a movement in the total operating exceptional net charges relating to both continuing and discontinued operations, which fell from £1,327 million in 2001/02 to £347 million in 2002/03.

A separate discussion of exceptional items is shown below.

Group total adjusted operating profit rose by £402 million to £2,185 million, primarily reflecting increased adjusted operating profit from US electricity transmission and US electricity distribution which have reported a full year’s contribution from the acquisition of Niagara Mohawk in January 2002. As a result, the contribution of US electricity transmission and US electricity distribution rose from £353 million in 2001/02 to £641 million in 2002/03, an increase of £288 million, accounting for 72% of the total increase.

Total operating profit from Group undertakings included losses of £194 million relating to discontinued operations compared with £496 million for 2001/02, as a result of the sale of, or exit by the Group from, certain business activities during the year. The principal businesses included The Leasing Group and 186k, a UK-based fibre optic telecommunications company.

Group operating profit also included a profit of £109 million compared with losses of £672 million in 2001/02 relating to the discontinued activities of joint ventures and the associate. A discussion of the impact the activities of discontinued joint ventures and the associate have had on the results is shown below.

Associate and joint ventures
On 16 July 2002, Energis plc (‘Energis’) went into administration. As a direct result of this event, Energis ceased to be an associate of the Group from that date. The results for 2002/03 have not been affected by this change in status, because the Group’s investment in Energis had been fully written down during 2001/02 and Energis had not publicly declared any results since reporting its results for the six months ended 30 September 2001.

The Group ceased equity accounting for Intelig, its Brazilian telecoms joint venture, with effect from 30 September 2002. This arose as a result of the Group’s share of net assets falling to zero and the Group declaring its intention not to fund this business any further while pursuing a withdrawal strategy.

The Group’s interests in Energis Polska, Manquehue net and Silica Networks have been disposed of or, in the case of Energis Polska, the interest reduced to a level where the Group has no significant influence on the activities of these businesses. As a result, these entities are no longer equity accounted for, and any loss arising from the disposal or reduction in interest has been reflected in exceptional items.

Back to Contents

Operating and Financial Review continued

As explained in ‘Exceptional items’ below, the total operating profit for 2002/03 of joint ventures (discontinued operations) included an exceptional pre-tax credit amounting to £129 million. The £129 million credit represents the partial release of impairment provisions charged in the year ended 31 March 2002 to match the recognition of retained losses arising from these joint ventures, and is recorded within the net £109 million credit relating to the Group’s ‘share of joint ventures’ and associate’s operating profit/(loss) – discontinued operations’.

The retained losses of the joint ventures against which the provisions are being released are reflected in the profit and loss account according to their nature, for example: share of operating loss; share of net interest; and share of tax, the principal element being an exceptional net interest charge of £92 million (before and after tax) relating to the Group’s share of exchange losses incurred on foreign exchange borrowings at Intelig.

Operating losses of £672 million recorded in 2001/02 in respect of the discontinued activities of joint ventures and associate reflect the very significant level of impairment charges incurred during that year.

Operating results for all the above associate and joint ventures have been reflected in the accounts within ‘share of joint ventures’ and associate’s operating profit/(loss) – discontinued operations’.

Goodwill amortisation
Goodwill amortisation for 2002/03 rose from £97 million to £102 million. This increase reflects a full year’s amortisation of goodwill relating to the prior year’s acquisition of Niagara Mohawk, partially offset by the following:

•	no recognition of the Group’s share of goodwill amortisation in the year in respect of Energis; and

•	the reduced sterling cost of US dollar denominated goodwill amortisation as a result of the weakening of the US dollar.

Exceptional items
The results for the year ended 31 March 2003 included total net exceptional pre-tax charges of £477 million (£349 million post-tax). Pre-tax charges are made up of pre-tax net charges of £308 million and £39 million of operating exceptional items relating to continuing and discontinued operations respectively; £99 million of non-operating exceptional items (note 4(b) to the accounts on page 66); and £31 million of financing-related exceptional charges. In addition, the Group reflected

£28 million of exceptional minority interest charge. These net charges, including minority interest effect, comprise:

•	costs arising from the Merger of £184 million (£147 million after tax) relating to transaction costs of the Merger, together with related employee share scheme costs amounting to £79 million and other property and employee costs of £105 million;

•	restructuring costs principally arising from business related efficiency programmes of £209 million (£165 million after tax). These costs are mainly severance-related;

•	an impairment charge relating to the Group’s telecoms assets held by 186k of £168 million (£143 million after tax);

•	a £135 million credit (£155 million after tax) in respect of Intelig and other telecoms joint ventures of which £129 million has been reflected in ‘share of joint ventures’ and associate’s operating profit/(loss) – discontinued operations’ – see above;

•	an exceptional net interest loss of £31 million (before and after tax). This relates to the Group’s share of exchange losses incurred on foreign exchange borrowings of £98 million (£92 million of which related to Intelig) partially offset by a gain on net monetary liabilities of £67 million as a result of the adoption of hyper-inflationary accounting, under UK GAAP, relating to Citelec, the Group’s Argentinian joint venture – see ‘Exchange rates and hyper-inflation’ below;

•	a £28 million minority interest charge being a share of the £61 million net exceptional credit related to the Argentinian joint venture – see ‘Exchange rates and hyper-inflation’ below;

•	a £68 million loss (before and after tax) arising from the sale of the Group’s leasing business, The Leasing Group, and loss on termination of 186k’s operations; and

•	net profit on the disposal of tangible fixed assets of £48 million (£50 million after tax).

Interest
Net interest rose from £799 million in 2001/02 to £970 million in 2002/03. Both years included exceptional financing costs amounting to £142 million and £31 million in 2001/02 and 2002/03 respectively. A separate discussion of exceptional financing costs is contained in ‘Exceptional items’ when comparing the results for each year.

Net interest, excluding exceptional items, rose from £657 million in 2001/02 to

£939 million for 2002/03, as shown in note 8 to the accounts on page 71. This increase is explained by a full year’s interest charge in respect of the acquisition of Niagara Mohawk and foreign exchange movements.

Taxation
The net tax charge for 2002/03 of £245 million included an exceptional tax credit on pre-tax exceptional items of £128 million. Excluding the exceptional tax items from the tax charge, the effective tax rate for 2002/03 based on adjusted profit before taxation was 29.9% compared with the standard corporation tax rate in the UK of 30%. The effective tax rate for 2002/03 based on profit before taxation before exceptional items was 32.6%. Note 9 to the accounts on page 72 shows a reconciliation of the main components giving rise to the difference between the relevant effective tax rate and the UK standard corporation tax rate.

Exchange rates and hyper-inflation
Exchange rate movements have had an adverse effect on the translation of US dollar adjusted operating profit for 2002/03 compared with 2001/02. US dollar adjusted operating profit was translated at a weighted average rate of £1.00 = $1.59 during 2002/03 as compared with £1.00 = $1.44 for 2001/02. If the rate that applied during 2001/02 had been used, sterling operating profit and adjusted operating profit for 2002/03 would have been higher by around £57 million and £74 million respectively.

The above analysis does not take into account the fact that Niagara Mohawk only impacted on Group results for two months in 2001/02. On page 18, taking into account this factor, it is estimated that adjusted operating profit would have been higher by around £34 million.

The reduced adjusted operating profit and operating profit is largely offset by the reduced sterling cost of US dollar debt taken out to finance US dollar denominated investments and the reduced sterling cost of US taxes. As a result, the impact of the higher US dollar rate on National Grid USA’s results has not had a significant effect on adjusted earnings per share or earnings per share.

Exchange rates have marginally affected the Group’s recognition of operating losses arising in respect of Intelig, the Group’s Brazilian telecoms joint venture. This reflected sterling’s continued strengthening against the Brazilian currency in the period that the Group equity accounted for Intelig – see ‘Associate and joint ventures’ above. The Group estimates that, as compared with the average exchange rate for 2001/02, this effect has reduced our share of operating losses by around £2 million.

Back to Contents

The Group’s joint venture in Argentina, Citelec, is currently considered to be operating within a hyper-inflationary economy. In accordance with UK GAAP, the accounts of the joint venture, which includes Transener, a transmission company, have been prepared using hyper-inflationary accounting principles. This has resulted in all entries in the joint venture’s accounts being measured at current purchasing price.

The fall in the Argentinian exchange rate has given rise to the recognition of the Group’s share of exchange losses arising on the joint venture’s US dollar denominated debt, amounting to £6 million. This loss is more than offset by the Group’s share of a gain on net monetary liabilities of £67 million, arising as a result of inflating these liabilities as part of the hyper-inflationary adjustments referred to above. Together with the minority interest’s share of these items, all of these effects have been reflected as exceptional in the profit and loss account.

Retirement arrangements
Following the Merger, the Group now operates two major UK occupational pension schemes – the National Grid Company Group of the Electricity Supply Pension Scheme (the National Grid Scheme) and the Lattice Group Pension Scheme (the Lattice Scheme).

The National Grid Scheme is a defined benefit pension scheme. The Lattice Scheme has a defined benefit section which is effectively closed to new entrants and a defined contribution section. There are no current plans to merge the two schemes.

In addition to the UK schemes, employees of National Grid USA are eligible to receive retirement income benefits through defined benefit arrangements. Post-retirement healthcare and life insurance benefit are also provided to qualifying retirees.

The next actuarial valuation of the Lattice Scheme is being carried out as at 31 March 2003, while the National Grid Scheme actuarial valuation will be carried out as at 31 March 2004.

In respect of the US-based pension schemes, the latest full actuarial valuations were carried out as at 31 March 2002. These valuations were updated using assumptions and market values at 31 March 2003.

In respect of the healthcare and life insurance schemes, the latest actuarial valuations were carried out at 31 March 2002 in respect of the New England and New York schemes. Updated valuations of these schemes were carried out at 31 March 2003.

Note 7 to the accounts on pages 68 to 70 provides more information on the Group’s retirement arrangements.

Pension accounting
The Group continues to account for pensions under UK GAAP in accordance with Statement of Standard Accounting Practice 24 (SSAP 24) and, consistent with that statement, the Group had been spreading pension surpluses and deficits over the remaining service lives of employees based on the information contained in the last formal actuarial valuations.

The Board is of the view that, in light of the performance of the world’s stock markets over the past year, if a formal actuarial valuation of both the UK pension funds were conducted, this would in all likelihood reveal a deficit in both schemes. The continuing recognition of a surplus is incompatible with this position, and until the next formal actuarial valuations are undertaken, the decision to suspend the recognition of any further pension surplus has been taken in respect of both schemes. Consequently, with effect from 1 October 2002, the spreading of pension surpluses in respect of the UK defined benefit schemes, based on their last formal actuarial valuations at 31 March 2001, was suspended.

Adjusted operating profit and net interest included £21 million and £12 million respectively in respect of the recognition of the UK pension schemes’ surplus up to 30 September 2002, totalling £33 million (£23 million net of tax). As a result of the suspension of the recognition of any further pension surplus since that date, adjusted operating profit and net interest have been reduced and increased by £21 million and £10 million respectively compared with the ongoing recognition of a surplus. Accordingly, adjusted profit before tax has been reduced by around £31 million (£22 million net of tax).

The Group does not account for pension costs under Financial Reporting Standard 17 ‘Retirement benefits’ (FRS 17), but has provided the required transitional pension scheme disclosures as shown in note 7 to the accounts on pages 68 to 70.

Application of UK GAAP accounting policies
As explained above, the application of UK GAAP to the business combination of Lattice and National Grid has resulted in the transaction being treated as a merger. As a result, the financial information presented for all years has been prepared on the basis of common accounting policies as if the Group had always applied those accounting policies.

There have been no new UK GAAP accounting pronouncements issued during the year that have had any significant impact on the Group.

Accounting policies adopted by Lattice that were changed to accord with the accounting policies adopted by the Group were deferred taxation and the classification of the amortisation of a pension surplus in the profit and loss account. Full details of these changes are given in note 29 to the accounts on page 90.

In addition, National Grid adopted, as a merger adjustment, the accounting treatment relating to capital contributions to the cost of tangible fixed assets (‘capital contributions’) as previously applied by Lattice. As a result, the net book value of capital contributions included in National Grid’s accounts at 31 March 2002 of £90 million has been transferred from tangible fixed assets to creditors as part of the Merger adjustments to arrive at the opening balances for creditors and tangible fixed assets at 31 March 2002 – see note 29 to the accounts on page 90.

Earnings per share
Adjusted basic earnings per share for 2002/03 were 28.3 pence compared with 30.8 pence for 2001/02. Basic earnings per share for 2002/03 rose from a loss per share of 11.3 pence in 2001/02 to earnings of 12.7 pence per share, reflecting a reduction in net exceptional charges between the two years.

A reconciliation of the movement from basic earnings per share to adjusted basic earnings per share is shown in note 11 to the accounts on page 73.

Ordinary dividends
The total ordinary dividend for 2002/03 (£530 million) amounted to 17.20 pence per ordinary share. This represents an increase of 7.2% (5% in real terms) over the previous year’s National Grid ordinary dividend per share, as this is the most appropriate dividend comparison for the reason explained in ‘Dividend policy’ below. The total ordinary dividend per share is covered 1.6 times by adjusted earnings per ordinary share and 0.7 times by basic earnings per ordinary share.

Dividends
The table on the following page (‘dividend table’) shows the ordinary dividends paid or payable by National Grid Transco or National Grid, as appropriate (see ‘Dividend policy’ below), for the last five most recent financial years. These dividends do not include any associated UK tax credit in respect of such dividends.

Back to Contents

Operating and Financial Review continued

Dividends	2002/03	2001/02	2000/01	1999/00	1998/99
	p	p	p	p	p

Interim	6.86	6.46	6.05	5.59	5.25
Final	10.34	9.58	9.03	8.35	7.82

Total ordinary dividends	17.20	16.04	15.08	13.94	13.07

US dollar per ADS	2002/03	2001/02	2000/01	1999/00	1998/99
	$	$	$	$	$

Interim	0.54	0.47	0.45	0.46	0.44
Final	0.84	0.73	0.65	0.63	0.61

Total ordinary dividends	1.38	1.20	1.10	1.09	1.05

Dividends expressed in US dollars per ADS in the dividend table reflect the actual amount paid to ADS holders, expressed to two decimal places, with respect to all amounts with the exception of the final ordinary dividend for 2002/03. The final ordinary dividend per ADS for 2002/03 reflects the declared US$ amount expressed to two decimal places.

Dividend policy
As announced on 22 April 2002, on completion of the Merger, National Grid Transco adopted National Grid’s dividend policy and, as a consequence, any historical comparison of dividends paid or payable by National Grid Transco in 2002/03 and beyond should be made by reference to National Grid’s dividends.

National Grid Transco’s dividend policy is to aim to increase dividends per share (as expressed in pounds sterling) by a real rate of 5% in each of the financial years to March 2006.

Financial year ended 31 March 2002 (2001/02) compared with financial year ended 31 March 2001 (2000/01)
Acquisition of Niagara Mohawk
On 31 January 2002, the Group successfully completed the acquisition of Niagara Mohawk, for a consideration of £2,186 million satisfied by the issue of shares amounting to £1,270 million and cash of £916 million, including £45 million relating to the costs of acquisition. The net assets acquired had a provisional fair value of £1,376 million, subsequently revised to £1,294 million resulting in goodwill of £892 million being recognised and amortised over 20 years. Details of the acquisition are contained in note 28 to the accounts on page 89.

Niagara Mohawk contributed £83 million to adjusted operating profit and £2 million to operating profit for the period from the date of acquisition to 31 March 2002.

Group turnover
Group turnover increased from £6,891 million in 2000/01 to £7,554 million in 2001/02, substantially reflecting the acquisition of Niagara Mohawk, which accounted for over 70% of the increase. The remaining increases are substantially explained by higher distribution turnover for National Grid USA as a result of higher energy prices, which are substantially passed through to customers, and EnMo, partially offset by reduced turnover from UK electricity and gas transmission and UK gas distribution.

Group total operating profit
Total operating profit fell from £1,607 million to £359 million in 2001/02, primarily as a result of the high level of exceptional charges incurred during 2001/02. For a separate discussion of the impact of exceptional items on the results for the year, see ‘Exceptional items’ below.

Total adjusted operating profit rose by £3 million to £1,783 million reflecting higher adjusted contributions from:

•	Niagara Mohawk amounting to £83 million. This contribution is reflected in the US electricity transmission, US electricity distribution and US gas segments;

•	UK electricity and gas transmission, which increased its contribution to £781 million from £756 million in 2000/01; and

•	Intelig, reflecting an adjusted operating loss of £36 million for 2001/02 as compared with £118 million for 2000/01 reflected in discontinued operations of joint ventures and associate.

These were substantially offset by lower adjusted contributions from:

•	UK gas distribution, where adjusted operating profit fell by £115 million to £548 million;

•	other activities of Group undertakings (continuing operations) where adjusted operating profit fell from £203 million in 2000/01 to £179 million in 2001/02;

•	other discontinued operations of Group undertakings that recorded adjusted operating losses of £60 million in 2001/02 compared with £39 million for 2000/01; and

•	other discontinued activities of an associate and joint ventures (excluding Intelig) that recorded adjusted losses of £18 million in 2001/02 compared with adjusted profit of £2 million in 2000/01.

Goodwill amortisation
Goodwill amortisation for 2001/02 rose by £12 million to £97 million. This increase mainly reflects the amortisation of goodwill relating to the acquisition of Niagara Mohawk and a full year’s amortisation of goodwill relating to the acquisition of Eastern Utilities Associates (EUA).

Exceptional items
The results for 2001/02 included net exceptional pre-tax losses of £1,313 million (£1,147 million post-tax).

Pre-tax net exceptional charges are made up of £285 million and £1,042 million of operating exceptional items relating to continuing and discontinued operations respectively; £142 million of financing-related exceptional charges; partially offset by non-operating exceptional credits of £156 million (note 4b to the accounts on page 66). In addition, the Group reflected £50 million of exceptional minority interest credit. These net charges comprise:

•	an impairment of the Group’s associate and joint venture investments amounting to £792 million pre-tax (£775 million post-tax);

•	an impairment of assets in 186k, a telecoms subsidiary, amounting to £250 million (£175 million post-tax);

•	the Group’s share of the pre- and post-tax exceptional charge of a telecoms joint venture (SST) amounting to £48 million, reflecting the write-down of an investment and goodwill in that joint venture, prior to the acquisition of all of the issued ordinary share capital of this entity by the Group;

•	an impairment of the Group’s LNG storage assets of £50 million (£35 million post-tax), reflecting a reduction in the expected future cash flows under the current regulatory arrangements;

•	restructuring and integration costs within the UK businesses and the integration of Niagara Mohawk, amounting to £187 million pre-tax (£130 million post-tax); and

•	the Group’s share of Citelec’s foreign exchange pre- and post-tax financing charge amounting to £142 million relating to the devaluation of the Argentine peso.

Back to Contents

These exceptional losses were partially offset by:

•	pre-tax profits amounting to £94 million (£96 million post-tax) relating to the sale of tangible fixed assets;

•	a £31 million pre- and post-tax gain on the sale of BG Group shares by the Lattice ‘All Employee Share Ownership Plan’;

•	an exceptional pre- and post-tax profit of £31 million relating to the gain on disposal of investments; and

•	a credit of £50 million relating to the Group’s share of the minority interest’s share of the foreign exchange financing charge referred to above.

Interest
Net interest rose from £635 million in 2000/01 to £799 million in 2001/02. 2000/01 included exceptional financing costs of £142 million. A separate discussion of exceptional financing costs is contained in ‘Exceptional items’ above.

Net interest, excluding exceptional items as shown in note 8 to the accounts on page 71, rose from £635 million to £657 million for 2001/02. This increase is a result of the acquisition of Niagara Mohawk and an increase in the Group’s share of associated undertakings net interest charge, partially offset by interest rate reductions.

Taxation
The net tax charge of £85 million for 2001/02, includes a net credit relating to exceptional items amounting to £166 million as shown in note 9 to the accounts on page 71. If these exceptional items are excluded, the adjusted tax charge for 2001/02 was £251 million, including a £73 million tax credit arising from an adjustment to prior year’s tax. Excluding the exceptional tax items from the tax charge, the effective tax rate on adjusted profit before taxation for 2001/02 was 28.6%. The effective tax rate on profit before taxation before exceptional items for 2001/02 was 24.4%. Note 9 to the accounts on page 72 shows a reconciliation of the main components giving rise to the difference between the relevant effective tax rate and the UK standard corporation tax rate.

Exchange rates
Exchange rate movements had a beneficial effect on the translation of US dollar adjusted operating profit for 2001/02 compared with 2000/01. US dollar adjusted operating profit was translated at a weighted average rate of £1.00 = $1.44 during 2001/02 compared with £1.00 = $1.483 for 2000/01. If the rate that applied during 2000/01 had been used, sterling adjusted operating profit and operating profit for 2001/02 would have been lower by about £11 million and £7 million respectively.

The increased operating profit was largely offset by the increased sterling cost of US dollar debt taken out to finance US dollar denominated investments and the increased sterling cost of US taxes. As a result, the impact of the lower US dollar rate on National Grid USA’s results did not have a significant effect on Group earnings per share. Similarly, the impact of exchange rates on US dollar debt and taxes means that there was no significant impact on Group adjusted earnings per share.

Exchange rate movements have favourably impacted on the Group’s share of operating losses in Intelig as sterling strengthened against the Brazilian currency during 2001/02. We estimate that, compared with the average exchange rate for 2000/01, this impact reduced our share of operating losses by approximately £10 million.

As a result of the devaluation of the Argentine peso, the Group reflected its share of an exceptional foreign exchange financing charge relating to a joint venture (Citelec) of £142 million, partially offset by the minority interest’s share amounting to £50 million as shown in ‘Exceptional items’ above.

Earnings/(loss) per share
The adjusted basic earnings per share for 2001/02 were 30.8 pence compared with 26.9 pence in the previous year. Basic earnings per share for 2001/02 fell from an earnings per share of 40.5 pence in 2000/01 to a loss of 11.3 pence per share, reflecting the very significant level of net exceptional losses in 2001/02. A reconciliation of the movement from basic earnings per share to adjusted earnings per share is shown in note 11 to the accounts on page 73.

Ordinary dividends
As shown in the dividend table on page 32, the total National Grid ordinary dividend for 2001/02 amounted to 16.04 pence per ordinary share. This represented an increase of 6.4% over the previous year.

Liquidity, resources and capital expenditure
Cash flow
Net cash inflow from operations in 2002/03 was £2,826 million compared with £2,291 million in 2001/02 and £2,353 million in 2000/01. Included within net cash inflow from operations were exceptional cash outflows of £328 million; £103 million; and £129 million in 2002/03; 2001/02; and 2000/01 respectively.

Net cash inflow from operations before exceptional items was £3,154 million in 2002/03 compared with £2,394 million in 2001/02 and £2,482 million in 2000/01. The 2002/03 increase in net cash flow from operations before exceptional items reflected the first full year contribution from Niagara Mohawk. The 2001/02 reduction in net cash flow from operations arose for a number of reasons: reduced adjusted operating profit from UK gas distribution; a special pension payment to the Lattice pension fund of £275 million; with these partially offset by the collection of under-recovered power costs relating to 2000/01 in the US; the recovery of NETA-related development costs in the UK; and the first contribution from Niagara Mohawk.

Details of the components of net cash inflow from operations before exceptional items are set out in note 27(a) to the accounts on page 87.

Exceptional cash flows in 2002/03 principally relate to cash flows arising from restructuring initiatives, Merger-related costs and environmental expenditure. In respect of 2001/02, exceptional cash outflows related to environmental and restructuring costs. In respect of 2000/01, such cash outflows related to environmental, restructuring and other costs relating to the demerger of Lattice from BG Group.

Payments to the providers of finance, in the form of dividends and interest, totalled £1,483 million (net) in 2002/03, compared with £1,183 million in 2001/02 and £1,027 million in 2000/01. Net interest cash outflows increased from £687 million and £696 million in 2000/01 and 2001/02 respectively to £901 million in 2002/03. The increase between 2001/02 and 2002/03 primarily reflects the additional net interest expense incurred for a full year following the acquisition of Niagara Mohawk on 31 January 2002.

Net corporate tax payments amounted to £112 million in 2002/03 compared with £212 million in 2001/02 and £350 million in 2000/01. Net corporate tax payments in 2002/03 were lower than in 2001/02, mainly as a result of:

•	the cessation of trade in 186k creating balancing allowances that reduced UK corporation tax payable in 2002/03 by around £60 million; and

•	the interaction of the timing of UK corporation tax payments on account and the Lattice Group post-tax exceptional charge in 2002/03 resulting in a reduction of around £40 million as compared with 2001/02.

Back to Contents

Operating and Financial Review continued

Net corporate tax payments in 2001/02 were lower than in 2000/01, for two main reasons:

•	as a result of the realisation for tax purposes of capital losses arising from Group restructurings, UK corporation tax repayments of approximately £65 million were received in 2001/02 in respect of payments previously made in 1999/2000 on the partial disposal of Energis in that year; and

•	UK corporation tax payments in 2000/01 included amounts relating to the previous year of £61 million.

Net purchases of tangible and intangible fixed assets absorbed cash of £1,407 million in 2002/03, compared with £1,543 million in 2001/02 and £1,206 million in 2000/01. The reduction in net cash outflow in 2002/03 primarily reflects reductions in UK gas distribution; UK electricity and gas transmission; the disposal of The Leasing Group which purchased commercial vehicles and other assets for the Group; reduced expenditure on 186k assets; partially offset by increased capital expenditure arising from the acquisition of Niagara Mohawk. The increase in net expenditure in 2001/02 mainly relates to the purchase of new National Transmission System and other high pressure gas pipeline projects.

Cash outflow in 2002/03 relating to the acquisition of Group undertakings and other investments amounted to £165 million, of which £153 million related to expected contractual funding obligations in respect of joint ventures. Cash outflow in 2001/02 relating to the acquisition of Group undertakings and other investments amounted to £1,006 million, of which £932 million (including overdrafts acquired) related to the acquisition of Niagara Mohawk. This compares with cash outflows relating to the acquisition of Group undertakings and other investments amounting to £783 million in 2000/01. The 2000/01 cash outflows substantially related to the acquisition of EUA and an additional investment in Intelig.

Cash inflow from the disposal of investments in 2002/03 amounted to £328 million. This relates primarily to the receipt of £157 million in respect of the full settlement of deferred payment arrangements arising from the sale of nuclear plant conducted before the completion of the acquisition of Niagara Mohawk, £53 million from the sale of other nuclear assets and £92 million from the sale of The Leasing Group.

During 2002/03, the Group purchased for cancellation 24.2 million shares resulting in a cash outflow of £97 million.

Equity shareholders’ funds
Equity shareholders’ funds fell from £1,690 million at 31 March 2002 to £1,152 million at 31 March 2003. This reduction is primarily explained by net foreign exchange adjustments amounting to £322 million; share buy-backs amounting to £97 million; and retained losses for the year amounting to £139 million.

Capital expenditure
Capital expenditure in 2002/03 was £1,520 million, compared with £1,847 million in 2001/02 and £1,504 million in 2000/01. The lower level of capital expenditure for 2002/03 as compared with 2001/02 reflects a lower level of capital expenditure relating to UK gas distribution and UK electricity and gas transmission and reduced capital expenditure relating to discontinued operations. An analysis of capital expenditure by segment is contained in note 2(d) to the accounts on page 65.

The business review contains details of significant capital expenditure programmes.

Net debt and gearing
Net debt fell from £14,299 million at 31 March 2002 to £13,878 million at 31 March 2003, primarily as a result of exchange adjustments. Gearing at 31 March 2003, calculated as net debt at that date expressed as a percentage of net debt plus net assets shown by the balance sheet amounted to 92%, up from 89% at the start of the year. By comparison, the gearing ratio, adjusted for the inclusion of UK businesses at their estimated regulatory asset values (‘adjusted gearing ratio’), amounted to 59%, at both 31 March 2003 and 31 March 2002.

The Group believes this adjusted ratio is a more relevant measure of ‘gearing’ than one based on book values alone, because the book values do not reflect the economic value of those assets.

A reconciliation of the adjustments necessary to calculate adjusted net assets is shown in the table below:

	£m	£m

Net assets per balance sheet	1,236	1,784

Adjustment for increase in UK business regulatory values	8,570	8,072

Adjusted net assets	9,806	9,856

Adjustments to net assets	2003	2002

An analysis of debt is provided in note 20 to the accounts on page 77, and a reconciliation of the movement in net debt from 1 April 2002 to 31 March 2003 is provided in note 27(d)/(e) to the accounts on page 88.

Both short- and long-term cash flow forecasts are produced frequently to assist in identifying the liquidity requirements of the Group. These are supplemented by a financial headroom position that is supplied to the Finance Committee of the Board regularly to demonstrate funding adequacy for at least a 12-month period. The Group also maintains a minimum level of committed facilities in support of that objective.

Credit facilities and unutilised
Commercial Paper and Medium Term Note Programmes
As at 31 March 2003, National Grid Transco had a US$2.0 billion US Commercial Paper Programme (US$1.1 billion unutilised); National Grid Company had a £250 million Sterling Commercial Paper Programme (unutilised); and National Grid Transco and National Grid Company had a joint Euro Medium Term Note Programme of €4 billion (€3.6 billion unissued). Transco plc had a US$1.25 billion Euro Commercial Paper Programme (unutilised); a US$2.5 billion US Commercial Paper Programme (unutilised); a US$0.5 billion Extendible Commercial Note Programme (unutilised); and a Euro Medium Term Note Programme of €7.0 billion (€2.3 billion unissued).

At 31 March 2003, the Group had £0.62 billion of short-term (364 day) committed facilities (undrawn); £0.6 billion and $2.1 billion of long-term committed facilities (undrawn); and £1.33 billion (£0.9 billion undrawn) of uncommitted borrowing facilities.

Companies within the National Grid USA group, excluding the Niagara Mohawk subgroup, had committed facilities of $419 million (£264 million), all of which were undrawn at 31 March 2003. Companies within the Niagara Mohawk sub-group had committed bank facilities of $424 million (£267 million) which were also all undrawn at the year-end. Of these undrawn amounts, $843 million was providing support to debt issuance programmes within the US group.

Treasury policy
The funding and treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Board. The Finance Committee, a committee of the Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions, the authority for which may be delegated. The Group has a Treasury function that raises all of the funding for the Group and manages interest rate and foreign exchange rate risk.

Back to Contents

The Group has separate financing programmes for each of the main Group companies. All funding programmes are approved by the Finance Committee of the Board and the Finance Committee of the appropriate Group undertaking.

The Treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement. The use of derivative financial instruments is controlled by policy guidelines set by the Board. Derivatives entered into in respect of gas and electricity commodities are used in support of the business’ operational requirements and the policy regarding their use is explained below.

As a registered holding company, under the US Public Utility Holding Company Act of 1935 (PUHCA), National Grid Transco operates under certain regulatory restrictions applied by the SEC. As a result, the scope of the financing activity of the Group is limited to specific areas which are authorised from time to time, such authorisation being currently set sufficient to cover all normal requirements. In addition, the Company is required to maintain its consolidated common stock equity as a percentage of its total consolidated capitalisation (defined in general, as common stock equity plus preferred stock plus gross debt) measured on a book value US GAAP basis at 30% or above. At 31 March 2003, this ratio stood at 38.4%.

As a result of PUHCA and other US regulatory limits applicable to certain US companies in the Group, the freedom of these companies to provide financing amongst themselves is restricted. Nevertheless, external financings or other arrangements are in place to ensure that Group companies have adequate access to short-term liquidity.

Details of the maturity, currency and interest rate profile of the Group’s borrowings as at 31 March 2003 are shown in notes 20 and 21 to the accounts on pages 77 to 81.

The Group’s financial position enables it to borrow on the wholesale capital and money markets and most of its borrowings are through public bonds and commercial paper.

The Group places surplus funds on the money markets usually in the form of short-term fixed deposits which are invested with approved banks and counterparties. Details relating to the Group’s cash, short-term investments and other financial assets as at 31 March 2003 are shown in note 21 to the accounts on page 80.

There exist within the Group different credit rated entities. For example, National Grid Company has a credit rating of A2/A. Transco has a credit rating of A2/A. Transco Holdings plc has been separately rated A3/A-. It is a condition of the regulatory ring-fences around National Grid Company, Transco and Transco Holdings plc that they use reasonable endeavours to maintain an investment grade credit rating. It is also an SEC requirement that National Grid Transco maintains an investment grade credit rating. By maintaining these ratings the principal borrowing entities of the Group should have ready access to the capital and money markets for future funding when necessary.

The main risks arising from the Group’s financing activities are set out below. The Board and the Finance Committee reviews and agrees policies for managing each risk and they are summarised below.

Refinancing risk management
The Board mainly controls refinancing risk by limiting the amount of financing obligations (both principal and interest) arising on borrowings in any 12-month and 36-month period. This policy restricts the Group from having an excessively large amount of debt to refinance in a given time-frame. During the year, a mixture of short-term and long-term debt was issued.

Interest rate risk management
The interest rate exposure of the Group arising from its borrowings and deposits is managed by the use of fixed and floating rate debt, interest rate swaps, swaptions and forward rate agreements. The Group’s interest rate risk management policy is to seek to minimise total financing costs (ie interest costs and changes in the market value of debt) subject to constraints so that, even with large movements in interest rates, neither the interest cost nor the total financing cost can exceed pre-set limits. Some of the bonds in issue from National Grid Company and Transco Holdings plc are index-linked, ie their cost is linked to changes in the UK Retail Price Index (RPI). The Group believes these bonds provide a good hedge for revenues which are also RPI-linked under the price control formula.

The performance of the Treasury function in interest rate risk management is measured by comparing the actual total financing costs of its debt with those of a passively-managed benchmark portfolio.

Foreign exchange risk management
The Group has a policy of hedging certain contractually committed foreign exchange transactions over a prescribed minimum size. It covers 75% of such transactions expected to occur up to six months in advance and

50% of transactions in the six to 12 month period in advance. Cover generally takes the form of forward sale or purchase of foreign currencies and must always relate to underlying operational cash flows.

The principal foreign exchange risk to which the Group is exposed arises from assets and liabilities not denominated in sterling. In relation to these, the objective is to match the US dollar proportion of the Group’s financial liabilities to the proportion of its cash flow that arises in dollars and is available to service those liabilities.

Foreign exchange fluctuations will affect the translated value of overseas earnings. This translation has no impact on the cash flow of the Group, and accordingly is not hedged other than indirectly through the natural hedge of having foreign currency interest expense arising on currency denominated liabilities. Dividend flows may be hedged through matching with interest flows or by forward foreign exchange deals and options.

The currency composition of the Group’s financial assets and liabilities is shown in note 21 to the accounts on pages 79 and 80.

Counterparty risk management
Counterparty risk arises from the investment of surplus funds and from the use of derivative instruments. The Finance Committee has agreed a policy for managing such risk, which is controlled through credit limits, approvals and monitoring procedures.

Derivative financial instruments held for purposes other than trading
As part of its business operations, the Group is exposed to risks arising from fluctuations in interest rates and exchange rates. The Group uses off-balance sheet derivative financial instruments (derivatives) to manage exposures of this type and as such they are a useful tool in reducing risk. The Group’s policy is not to use derivatives for trading purposes. Derivative transactions can, to varying degrees, carry both counterparty and market risk.

The Group enters into interest rate swaps to manage the composition of floating and fixed rate debt, and so hedge the exposure of borrowings to interest rate movements. The Group enters into foreign currency swaps to manage the currency composition of borrowings and so hedge the exposure to exchange rate movements. Certain agreements are combined foreign currency and interest rate swap transactions. Such agreements are known as cross-currency swaps.

Back to Contents

The Group enters into forward rate agreements to hedge interest rate risk on short-term debt and money market investments. Forward rate agreements are commitments to fix an interest rate that is to be paid or received on a notional deposit of specified maturity, starting at a future specified date.

Valuation and sensitivity analysis
The Group calculates the fair value of debt and derivative instruments by discounting all future cash flows by the market yield curve at the balance sheet date. In the case of instruments with optionality, the Black’s variation of the Black-Scholes model is used to calculate fair value.

For debt and derivative instruments held, the Group utilises a sensitivity analysis technique to evaluate the effect that changes in relevant rates or prices will have on the market value of such instruments.

At 31 March 2003, the potential change in the fair value of the aggregation of long-term debt and derivative instruments was £274 million and £474 million respectively assuming a 10% change in the level of interest rates and exchange rates.

Commodity price hedging
In the normal course of business the Group is party to commodity derivatives. These include indexed swap contracts, gas futures, electricity swaps, gas options, gas forwards, gas basis swaps and oil commodity swaps that are principally used to manage commodity prices associated with its gas and electricity delivery operations. This includes the buying back of capacity rights already sold in accordance with the Group’s UK Gas Transporters’ Licence and Network Code obligations.

These financial exposures are monitored and managed as an integral part of the Group’s financial risk management policy. At the core of this policy is a condition that the Group will engage in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and volumes consistent with its core business. The Group does not issue or intend to hold derivative instruments for trading purposes, and holds such instruments consistent with its various licence and regulatory obligations in the UK and US.

As a result of the restructuring of the electricity industry in New York State during 1998, Niagara Mohawk entered into indexed swap contracts that expire in June 2008. These contracts replaced the existing power purchase arrangements on terms and conditions that were more favourable to Niagara Mohawk than that allowed under the existing arrangements. Another three swap contracts that expire in June and September 2003 resulted from the sale of Niagara Mohawk’s fossil fuel generating stations. The indexed swaps and fossil fuel plant swaps are the subject of regulatory rulings that allow the gains and losses to be passed on to customers.

At 31 March 2003, the Group had liabilities of £502 million in respect of these contracts and has recorded a corresponding regulatory asset. The asset and liability will be amortised over the remaining term of the swaps as nominal energy quantities are settled and will be adjusted as periodic reassessments are made of energy prices. A 10% movement in the market price of electricity would result in a £48 million movement in the value of the indexed swap contracts. There would be no impact on earnings as a result of a corresponding movement in the book value of the related regulatory asset.

Payments made by Niagara Mohawk under indexed swap contracts are affected by the price of natural gas. Niagara Mohawk uses New York Mercantile Exchange (NYMEX) gas futures as hedges to mitigate this impact. The futures contracts are derivative instruments with gains and losses deferred as an offset to the corresponding increases and decreases in the swap payments. Gains relating to these contracts at 31 March 2003 were not material and, as a result of regulatory treatments, have no impact on earnings.

Niagara Mohawk’s gas rate agreement allows for collection of the commodity cost of natural gas sold to customers. The regulator also requires that actions be taken to limit the volatility in gas prices passed on to customers. Niagara Mohawk meets this requirement through the use of NYMEX gas futures and combinations of NYMEX call and put options structured as ‘collars’. These contracts are hedges of Niagara Mohawk’s natural gas purchases. Gains and losses are deferred until the month that the hedged contract settles. At 31 March 2003, deferred gains on these contracts were immaterial in the context of the Group as a whole.

UK transmission is obliged to offer for sale through a series of auctions a predetermined quantity of entry capacity for every day in the year at pre-defined locations. Where, on the day, the gas transmission system’s capability is constrained, such that gas is prevented from entering the system for which entry capacity rights have been sold, then UK transmission is required to buy back those entry capacity rights sold in excess of system capability. Forward and option contracts are used to reduce the risk and exposure to on-the-day entry capacity prices.

UK transmission operations have also entered into electricity options, pursuant to its requirement to stabilise the electricity market in England and Wales through the operation of the new electricity trading arrangements (NETA). The options are for varying terms and have been entered into so that the Group has the ability to deliver electricity as required to meet its obligations under the electricity Transmission Licence. The Group has not and does not expect to enter into any significant derivatives in connection with its NETA role.

Commitments, contingencies and litigation
Commitments and contingencies
The Group’s commitments and contingencies outstanding at 31 March are summarised in the table below:

Commitments and contingencies	2003	2002
	£m	£m

Future capital expenditure contracted for but not provided	664	550

Total operating lease commitments	476	387

Power commitments	6,329	7,312

Third party contingencies	27	455

Other commitments and contingencies	194	202

The Group proposes to meet these commitments from operating cash flows and from existing credit facilities, as necessary. Details of the nature of the commitments and contingencies, including an analysis of the ageing of commitments, where they can be reasonably estimated, is shown in note 31 to the accounts on pages 91 to 93.

Details of material litigation to which the Group was a party as at 31 March 2003
As a result of a fatal accident in Larkhall, Lanarkshire in December 1999 in which four people died, the Crown Office in Scotland served an indictment on Transco on 5 February 2003. This charged the company with culpable homicide, with an alternative charge of a contravention of Sections 3 and 33 of the Health and Safety at Work Act 1974. Charging the company with culpable homicide is unprecedented under Scots law and therefore before a full trial can proceed, a number of fundamental legal issues associated with the indictment are required to be resolved. At a preliminary hearing in March 2003 to determine issues as to the competency and relevancy and other associated matters in relation to the charges, judgement was issued in favour of the Crown. Transco has appealed against this decision and the appeal hearing commenced on 20 May 2003. On

Back to Contents

indictment, the maximum penalties for both culpable homicide and contravention of Sections 3 and 33 are unlimited fines.

Regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of a transaction entered into by National Grid USA, in connection with the sale of its interest in the Millstone 3 nuclear unit. Further details of the nature of this intent are contained in note 31 to the accounts on page 92.

The Group has received notification of violations of US air pollution laws relating to the operation of two coal-fired generation plants, formerly owned by Niagara Mohawk. As a consequence, the Group has been notified that US regulatory authorities are seeking substantial fines against the Group and the current owners of these generation plants. The Group is resisting these claims. Further details of this litigation are contained within note 31 to the accounts on page 93.

Critical accounting policies
The Group accounts are prepared in accordance with UK GAAP. The Group’s accounting policies are described on pages 57 to 59 of the accounts. Management are required to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenue, expenses and the disclosure of contingent assets and liabilities in the accounts. The following matters are considered to have a critical impact on the accounting policies adopted by the Group:

Estimated asset economic lives – the adoption of particular asset economic lives in respect of goodwill and tangible fixed assets can materially affect the reported amounts for goodwill amortisation and depreciation of tangible fixed assets.

Goodwill, under UK GAAP, is principally being amortised over 20 years, and the economic lives of tangible fixed assets are disclosed in ‘Accounting policies – e) Tangible fixed assets and depreciation’. The adoption of particular economic lives involves the exercise of judgement, and can materially impact on the profit and loss account. For the year ended 31 March 2003, the Group profit and loss account reflected goodwill amortisation and depreciation of tangible fixed assets amounting to £102 million and £851 million respectively.

Goodwill is not amortised under US GAAP, but is subject to regular impairment reviews.

Impairment of fixed assets – goodwill, fixed asset investments and tangible fixed assets are reviewed for impairment in accordance with UK GAAP. Future events could cause these assets to be impaired, resulting in an adverse effect on the future results of the Group.

Reviews for impairments are carried out under UK GAAP in the event that circumstances or events indicate the carrying value of fixed assets may not be recoverable. Examples of circumstances or events that might indicate that impairment had occurred include: a pattern of losses involving the fixed asset; a decline in the market value for a particular fixed asset; and an adverse change in the business or market in which the fixed asset is involved.

When a review for impairment is carried out under UK GAAP, the carrying value of the asset, or group of assets if it is not reasonably practicable to identify cash flows arising from an individual fixed asset, are compared to the recoverable amount of that asset or group of assets. The recoverable amount is determined as being the higher of the expected net realisable value or the present value of the expected cash flows attributable to that asset or assets. The discount rate used to determine the present value is an estimate of the rate the market would expect on an equally risky investment, and is calculated on a pre-tax basis. Estimates of future cash flows relating to particular assets or groups of assets involve exercising a significant amount of judgement.

During the year ended 31 March 2003, reviews for impairments were carried out in respect of goodwill and other assets – telecoms, LNG, interconnector and metering. Net impairment charges were recorded in respect of telecoms assets – shown as ‘exceptional’ and discussed under Exceptional items on page 30.

Replacement expenditure represents the cost of planned maintenance on gas mains and services assets, the vast majority relating to the Group’s UK gas distribution business. This expenditure is principally undertaken to maintain the safety of the gas network in the UK and is written off to the profit and loss account as incurred, because such expenditure does not enhance the performance of those assets. If such expenditure in the future were considered to enhance these assets, it would be capitalised and treated as an addition to tangible fixed assets, thereby significantly affecting the reporting of future results.

The total amount charged to the profit and loss account in respect of replacement expenditure during the year ended 31 March 2003 was £405 million. This accounting policy only materially affects the results of the UK gas distribution segment.

Under US GAAP, this expenditure is capitalised. The US GAAP accounting policy is shown in note 34 to the accounts ‘Fixed assets – impact of Lattice purchase accounting and replacement expenditure’ on page 104.

Regulatory assets are recorded in the accounts under UK GAAP in accordance with the principles of SFAS 71 ‘Accounting for the Effects of Certain Types of Regulation’, a US GAAP accounting standard. If the principles of SFAS 71 were not applicable, it would result in the non-recognition of these assets, and thereby materially alter the view given by the accounts.

In applying the principles of SFAS 71, UK GAAP measurement principles are followed in the preparation of the Group’s UK GAAP results. Regulatory assets under UK GAAP are only recognised if a US GAAP regulatory asset has already been recognised, but UK GAAP measurement principles are followed with only those regulatory assets arising as a result of a past transaction or event being recorded. Regulatory assets are only recognised in respect of US activities, and primarily relate to the US electricity distribution segment.

The total carrying value of regulatory assets, under UK GAAP, at 31 March 2003 amounted to £3,743 million.

Turnover includes an assessment of energy and transportation services supplied to customers between the date of the last meter reading and the year end. Changes to the estimate of the energy or transportation services supplied during this period would have an impact on the reported results of the Group.

Estimates of energy supplied are made based on a combination of known energy purchases and historical pattern of billings information. These estimates only affect US electricity transmission, US electricity distribution and US gas activities.

Turnover in respect of transportation services supplied comprises amounts invoiced to shippers plus an estimate for transportation services supplied but not yet invoiced, which substantially represented the transportation services supplied in respect of the last month of the year. The estimated element of turnover is determined as the total of commodity services supplied, calculated from the actual volume of gas transported at estimated weighted average prices, based on recent history

<<<<<<<<<

Back to Contents

Operating and Financial Review continued

and the value of capacity services supplied, which are contracted amounts. This estimate affects the UK gas distribution and UK electricity and gas transmission segments.

Under UK GAAP, the Group is not permitted to and has not recognised any liability for amounts received or receivable from customers in excess of the maximum amount allowed for the year under regulatory agreements that will result in an adjustment to future prices. Under US GAAP such liabilities are recognised.

Pensions and other post-retirement benefits – the cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the scheme in accordance with SSAP 24. As explained in note 7 to the accounts on page 69, a new UK accounting standard (FRS 17) will replace existing GAAP and significantly change the measurement and disclosure of pension and other post-retirement costs in the Group accounts.

Pension and other post-retirement benefits are inherently long term, and future experience may differ from the actuarial assumptions used to determine the net charge for ‘pension and other post-retirement charges’. As explained on page 31 in ‘Pension accounting’, as a result of the deterioration of world stock markets, illustrating that the Group’s actual experience has differed from actuarial assumptions, the Directors have suspended the continuing amortisation of pension surpluses relating to UK pension schemes with effect from 1 October 2002.

Note 7 to the accounts on page 68 describes the principal assumptions that have been used to determine the pension and post-retirement charges in accordance with current UK GAAP. The calculation of any charge relating to ‘pensions and other post-retirement benefits’ is clearly dependent on the assumptions used, which reflects the exercise of judgement. Management exercises that judgement having regard to independent actuarial advice.

As shown in note 7 to the accounts on pages 69 and 70, the application of the measurement principles of FRS 17 would significantly affect the results of the Group, reducing the pre-exceptional net charge for ‘pensions and other post-retirement benefits’ by £61 million (pre-tax).

Restructuring costs – the application of UK GAAP measurement principles results in the recognition of restructuring costs, mainly redundancy related, when the

Group is irrevocably committed to the expenditure, with the main features of any restructuring plan being communicated to affected employees. If material, these costs are recognised as exceptional.

Restructuring costs recognised by the Group are referred to in ‘Exceptional items’ for each year discussed above.

Derivative financial instruments – derivatives are used by the Group to manage its interest rate, foreign currency and commodity price risks in respect of expected energy usage. All such transactions are undertaken to provide a commercial hedge of risks entered into by the Group.

With the exception of indexed-linked swap contracts, UK GAAP applies an ‘historical cost’ and ‘hedge accounting’ model to these derivatives. Substantially, this model results in gains and losses arising on derivatives being recognised in the profit and loss account or statement of total recognised gains and losses at the same time as the gain or loss on the item being hedged is recognised.

The application of a ‘fair value’ model would result in derivatives being marked to market. Gains or losses relating to these derivatives may or may not be recognised in the profit and loss account or statement of total recognised gains and losses at the same time as any related gains or losses on underlying economic exposures, depending upon whether the derivatives are deemed to have a hedging relationship.

Note 21 to the accounts on pages 79 to 81 gives a significant amount of detail relating to the Group’s financial instruments. This includes the identification of the difference between the ‘carrying value’ and fair value of the Group’s financial instruments, including derivatives.

Environmental liabilities – provision is made for liabilities arising from environmental restoration and remediation costs relating to various sites owned by the Group. The calculation of this provision is based on estimated cash flows relating to these costs discounted at an appropriate rate where the impact of discounting is material. The total costs and timing of cash flows relating to environmental liabilities are based on management estimates, and include the use of external consultants. There may be variances from these amounts that could materially affect future results.

Related party transactions
The Group provides services to and receives services from its related parties. In the year ended 31 March 2003, the Group charged £21 million and received charges of £72 million from its related parties. Amounts charged to and by Energis, the Group’s former associate, amounted to £19 million and £20 million respectively.

Amounts charged to Energis were primarily in respect of enhancements to and maintenance of the Energis telecoms infrastructure, while amounts charged by Energis relate to telecoms services provided. Amounts charged to Energis also include £11 million in respect of a finance lease.

On 12 October 2002, the Group sold its subsidiary, The Leasing Group, which consequently became treated as a related party from that date until the year end.

Amounts charged to and by The Leasing Group during this period amounted to £nil and £13 million respectively.

During the year, amounts were paid to or in respect of joint ventures, arising from the Group’s obligations from its decision to exit from these investments, totalling £153 million, all of which had been provided for at 31 March 2002.

Further details relating to related parties is contained within note 30 to the accounts on page 91.

Changes and developments
Any significant changes and developments that have occurred since 31 March 2003 have been noted in this Annual Report and Accounts 2002/03. Otherwise, there have been no significant changes or developments since 31 March 2003.

Going concern
Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.

US GAAP
The accounts have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The US GAAP accounting information in note 34 to the accounts on pages 100 to 106 gives a summary of the main differences between the amounts determined in accordance with the Group’s accounting policies (based on UK GAAP) and those determined in accordance with US GAAP. In addition, summary income statements, summary balance sheets, summary cash flows and a reconciliation of net income and equity shareholders’ funds from UK to US GAAP are provided in note 33 to the accounts on pages 93 to 100.

Back to Contents

As referred to earlier, UK GAAP merger accounting principles have been adopted in accounting for the business combination of National Grid and Lattice. Under US GAAP, acquisition accounting principles have been applied to the business combination, which is a fundamentally different method of accounting from merger accounting.

Under US GAAP, National Grid is viewed as the acquirer of Lattice, and as a result the separately identifiable net assets attributable to Lattice have been fair valued at the date of acquisition on 21 October 2002. Note 34 to the accounts on pages 100 and 101 details the fair value of the separately identifiable net assets acquired, together with the principal adjustments made to the book values at that date.

A further consequence of acquisition accounting, in contrast to merger accounting, is that the results of the Group under US GAAP only include the results of Lattice with effect from the date of acquisition. Therefore, under US GAAP, in respect of the Group results for the three years ended 31 March 2003, Lattice results only feature in the period 21 October 2002 to 31 March 2003. In addition, because fair values have been attributed to Lattice’s separately identifiable net assets rather than the book values as used in merger accounting, goodwill is recognised.

Net income from continuing operations for 2002/03 under US GAAP was £790 million (2001/02: £690 million; 2000/01: £423 million). The US GAAP results for 2002/03, 2001/02 and 2000/01 include losses (profits) relating to discontinued operations amounting to £39 million; £857 million; and £387 million (profits) respectively. Consequently, net income for 2002/03 under US GAAP was £751 million (2001/02: £167 million (net loss); 2000/01: £810 million). This compares with the net income (loss) under UK GAAP for 2002/03, 2001/02 and 2000/01 of £391 million; £321 million (loss); and £1,124 million respectively. Equity shareholders’ funds under US GAAP at 31 March 2003 were £9,426 million (31 March 2002: £3,759 million) compared with £1,152 million (31 March 2002: £1,690 million) under UK GAAP.

Because the application of merger accounting principles under UK GAAP has fundamentally affected the comparison of UK GAAP results with US GAAP results, the following is a discussion of the impact the application of US GAAP has had on the results, which should be read in conjunction with the review of the business results given on pages 10 to 20 and the rest of this financial review.

The treatment of Lattice as an acquisition under US GAAP has significantly impacted on the UK electricity and gas transmission segment, UK gas distribution segment, and ‘Other’, as compared with the treatment under UK GAAP. The remaining segments are unaffected by differences caused as a result of differences between merger and acquisition accounting principles. Consequently, this has impacted on the results of the segments, as follows:

•	The results of the UK electricity and gas transmission segment for 2000/01 and 2001/02 under US GAAP relate solely to UK electricity activities, excluding the impact of any gas transmission activity, which is shown under UK GAAP. UK gas transmission has only impacted on the UK electricity and gas transmission in 2002/03 since the date of acquisition on 21 October 2002 and contributed £96 million to operating profit since that date;

•	UK gas distribution is a new segment created as a result of the acquisition of Lattice. As a result, there is no impact on the operating result of UK gas distribution for 2001/02 or 2000/01 but the segment contributed £567 million to operating profit for 2002/03; and

•	Similarly, the operating loss for ‘Other’ in respect of 2000/01 and 2001/02 relates solely to the activities of National Grid, which related primarily to the activities of EnMo, contracting activities and other costs incurred that were not attributable to business segments. In 2002/03, the operating loss of ‘Other’ amounted to £60 million, including a loss of £26 million arising from the acquisition of Lattice.

A full tabulation of the operating results and other segmental information under US GAAP is shown in note 33 to the accounts on page 98.

Note 33 to the accounts on pages 93 to 100 show a summary income statement for 2002/03; 2001/02; and 2000/01 under US GAAP. These statements have reconciled the impact that all material US GAAP adjustments have had on the UK GAAP income statement, including the impact of the elimination of all merger accounting (pooling of interests) adjustments under UK GAAP, and the inclusion of acquisition (purchase accounting) adjustments under US GAAP. The adjustments eliminating the pre-acquisition UK GAAP results impacting on turnover and operating costs are much larger in 2000/01 and 2001/02 than in 2002/03, as the adjustments do not eliminate post-acquisition results of Lattice since the date of acquisition.

Some of the adjustments included within the US GAAP summary income statements and balance sheet substantially reflect reclassifications of items that are treated differently under UK GAAP and US GAAP, but that do not significantly impact on net income or net assets.

Under UK GAAP, the operating results of discontinued operations are classified as part of total operating profit, whereas under US GAAP these amounts are shown net of any related interest and tax and shown as ‘net income from discontinued operations’. Similarly, under UK GAAP, the share of equity affiliate’s operating profit/(loss); net interest; taxation; and minority interests are accounted for separately, whereas under US GAAP all these amounts are accounted for within ‘interest in equity accounted affiliates’. The principal adjustments to UK GAAP net income that have had a net impact in arriving at US GAAP net income are shown in note 33 to the accounts on page 99. Explanations for the principal reasons giving rise to differences between UK and US GAAP are shown in note 34 to the accounts on pages 100 to 106.

The treatment of the business combination of Lattice as an acquisition by National Grid has resulted in the recognition of provisional goodwill amounting to £3,813 million as a result of allocating provisional fair values to the separately identifiable net assets of Lattice at the date of acquisition. The fair values attributed to the net assets of Lattice, together with a description of the purchase allocation process undertaken, is shown in note 34 to the accounts on pages 100 and 101. The application of acquisition accounting principles explains the vast majority of the increase in equity shareholders’ funds at 31 March 2003 from £1,152 million under UK GAAP to £9,426 million under US GAAP.

A summary US GAAP balance sheet at 31 March 2002 and 31 March 2003 is shown in note 33 to the accounts on page 97. The balance sheet at 31 March 2003 reflects the impact of the incorporation of Lattice-related net assets at fair value on the date of acquisition.

During 2002/03, as a result of the decline in the market value of pension scheme assets and in accordance with the requirements of SFAS 87, the Group has recognised an additional minimum pension liability of £1,583 million, of which £1,301 million (pre-tax) has been reflected through other comprehensive income. A reconciliation of the funded status of the Group pension and other post-retirement schemes is shown in note 34 to the accounts on page 103.

Back to Contents

Operating and Financial Review continued

During 2002/03, the Group adopted the following US GAAP accounting standards:

•	SFAS 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’;

•	SFAS 145 ‘Recession of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections’;

•	SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’;

•	SFAS 148 ‘Accounting for Stock-Based Compensation – Transition and Disclosure
	–	An Amendment of FAS No.123’; and

•	FASB Interpretation (FIN) 45 ‘Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’.

Details of the effect of adopting these accounting standards can be seen in note 34 to the accounts on page 106.

Other matters
Inflation
In the UK, the Group’s operating costs may be affected by inflation both in terms of potential cost increases and in terms of the regulatory revenue control, which is influenced by, amongst other things, movements in the UK Retail Price Index. While higher inflation would tend to increase the Group’s cost base, this impact would be more than offset by increased revenue allowed under the Group’s regulated revenue controls.

Higher inflation would increase the cost base of the Group’s US businesses. However, if there is a significant change in the rate of inflation, as measured by the change in the Gross Domestic Product Implicit Price Deflator, the regulatory settlements in Massachusetts, Rhode Island and New York allow for additional distribution revenue to be recovered from customers.

In recent years, inflation in the UK and US has been relatively stable and has not significantly affected the period under review.

Seasonality
Although demand for electricity and gas can vary on a seasonal basis, the Group’s UK transmission turnover and adjusted earnings are not, generally speaking, subject to substantial seasonal variations, because the largest elements of UK transmission turnover relate to customers’ use of the transmission systems. Customers are charged for these services in a number of ways, some giving rise to variation in income over a financial year, but overall this typically provides for a relatively constant revenue stream over the course of the financial year.

UK gas distribution is subject to regulatory agreements governing the maximum revenue that should be billed in a financial year. But the timings of the recognition of these revenues are such that typically 60% of total revenue would be recognised in the second half of the year.

US electricity transmission would normally provide for a relatively constant revenue stream over the course of a financial year.

US electricity distribution and US gas would usually expect total revenues in the second half of the year to be higher than the first half, as a result of a higher demand for energy in the winter months.

Euro
In January 2002, the euro was introduced as the cash currency in 12 European Union countries. This has had minimal impact on the operations of the Group. The UK may introduce the euro at a later date requiring sterling to convert irrevocably into the euro. The Group will continue to monitor and upgrade the progress already made on assessing the implications of the introduction of the euro for the Group.

Back to Contents

Directors’ Report and Operating and Financial Review
Corporate Governance and Internal Control

Corporate Governance
Compliance
Corporate Governance is essentially the way companies are directed and controlled. Shareholders are responsible for appointing the directors and the directors are then responsible for the governance of the company. The Annual Report is the main way the directors can report back to shareholders on the system of corporate governance they have put in place.

The following section should allow shareholders to understand how corporate governance operates at National Grid Transco. This explanation is required by the Listing Rules of the UK Listing Authority and must set out how the Principles of Good Governance of the Combined Code, which is attached to the Listing Rules, have been applied.

As part of the Merger process, the Board carried out a thorough governance review. It considered all procedures, policies and authorities as well as board and committee structures to ensure that these were appropriate for the newly merged Group. The aim of the Board is that the Company has in place the highest standards of corporate governance. The explanation of National Grid Transco’s corporate governance (as set out below) relates to the principles adopted following the Merger.

The Combined Code also contains a Code of Best Practice. Companies are required to state whether or not they have complied with its provisions and provide explanations where they have not. National Grid Transco complied with all the provisions during the year except that requiring the appointment of a senior independent director. It was only following the Merger that James Ross, previously Chairman of National Grid Group, was nominated as the Senior Independent Director. Prior to this, it was felt that the Chairman and Group Chief Executive were the appropriate points of contact for shareholders with any concerns. This provides shareholders with a further point of contact in the event they wish to raise issues that they do not wish to discuss with the Chairman or Group Chief Executive.

Shareholders may be aware of the recent ‘Review of the role and effectiveness of non-executive directors’ by Derek Higgs. The review suggested a number of changes to the Combined Code. National Grid Transco considers that, following a modest number of appropriate changes, it will be well placed to comply with the majority of the recommendations contained in the Higgs Review.

Relations with shareholders
National Grid Transco has regular meetings

with institutional investors, fund managers and financial analysts throughout the year. These meetings are used to discuss information made public by the Company.

Twice a year, following the publication of results, the general views of institutional shareholders prepared by the Company’s brokers are discussed with the Board. This ensures that each of the Directors, including the Non-executive Directors, is fully aware of shareholders’ views and any outstanding issues.

The Annual General Meeting (AGM) is the principal meeting at which National Grid Transco communicates directly with its many individual shareholders. This meeting is used to present the year’s results to shareholders and allows any shareholder to ask questions of the Directors, all of whom will normally attend the AGM.

National Grid Transco will also continue the programme offered by National Grid that allowed shareholders to visit the Company, see operations at first hand and speak to senior members of staff and Directors about the business. For more information on Shareholder networking see page 120.

Directors
The Board of Directors is responsible for managing the Company’s business and for establishing and overseeing its governance framework. This is based on National Grid Transco’s Framework for Responsible Business, which contains statements on sustainable growth, profits with responsibility, investing in the future and behavioural values. This statement ties together elements of National Grid Transco’s governance framework which includes Board Committee Terms of Reference, Delegations of Authority and the Share Dealing Code.

National Grid Transco’s Board consists of the Chairman, the Group Chief Executive, six Executive Directors and seven Non-executive Directors (including the Deputy Chairman). The biographies of each of the Directors, setting out their current roles and previous experience, are on pages 26 and 27.

The Board considers that each of the Non-executive Directors is independent. This means that in the view of the Board they have no links to the Executive Directors and other managers and no business or other relationship with the Company that could interfere with their judgement.

To ensure its effectiveness, the Board has a number of matters reserved to it. By controlling these selected items, for example approving the Group’s financial policy and establishing Board committees, the Board ensures that it maintains control on the corporate governance of the Company. The Board is also in the process of adopting an internal procedure to evaluate the performance of the whole Board, each Committee, the Chairman and each individual Director.

During the year, the Board met formally 15 times, excluding separate strategy meetings. For each scheduled meeting the Company Secretary, on behalf of the Chairman, collates the relevant papers and circulates them to all Directors, aiming to provide papers a minimum of four working days in advance of any meeting. All papers are considered at a senior level, often being considered first by the Group Executive Committee, and must receive support from a relevant Director.

All Directors are required to be re-elected by shareholders at the AGM following their appointment by the Board and then at least once every three years. To ensure that a representative number of Directors are re-elected by shareholders, each year one-third of the Board (excluding new Directors) must stand for re-election at each AGM.

Nominations Committee
The main role of the Nominations Committee is to review the structure, size and composition of the Board, nominating candidates where vacancies arise. It consists of the Chairman and four Non-executive Directors who consider the appointment of any new Director or Company Secretary and make recommendations to the Board. The Nominations Committee, which has clearly defined terms of reference, also considers the periodic re-election of the Non-executive Directors.

Remuneration Committee
A Remuneration Committee, consisting exclusively of Non-executive Directors, ensures that the Company has an appropriate remuneration policy for its Executive Directors and certain senior managers. The Remuneration Committee acts under clear terms of reference and aims to ensure that rewards are linked to performance. A full report on Directors’ remuneration, reviewed and approved by the Remuneration Committee, is on pages 44 to 52 of this report.

Audit Committee
An Audit Committee is in place, with clear terms of reference, to keep under review and report to the Board on the effectiveness of the Company’s financial reporting, internal control policies and procedures for risk management and internal audit. The Audit Committee consists entirely of independent

Back to Contents

Corporate Governance and Internal Control continued

Non-executive Directors and meets at least four times during the year. The Audit Committee will also meet separately with the external auditors and is responsible for their appointment and compensation.

The Audit Committee is also responsible for managing the relationship with the external auditors including:

• ensuring the independence and objectivity of the external auditors;

• considering the level of audit fees (value for money) and fees paid to external auditors in respect of non-audit services; and

• discussions with the external auditors concerning compliance issues.

In relation to non-audit work by the external auditors, the Audit Committee must approve all such work in advance. Details of both the audit fees and the fees paid for non-audit services are given in note 3 to the accounts on page 65.

Risk and Responsibility Committee The Risk and Responsibility Committee consists of three Non-executive Directors, including the Deputy Chairman, and meets at least four times a year.

The main duties of this Committee, as set out in its terms of reference, are to review proactively the strategies, policies, management, initiatives, targets and performance of the Company, and where appropriate our suppliers and contractors, in relation to occupational and public safety, occupational health, environment, equality and diversity, human rights and business ethics and the role of the Company in society.

Finance Committee The Finance Committee is made up of the Group Chief Executive, the Group Finance Director and two independent Non-executive Directors. It is chaired by a Non-executive Director.

The Finance Committee meets at least four times a year to consider and set finance policies and make recommendations to the Board relating to items such as pensions and Company tax strategy.

Executive Committee
The Board has essentially delegated authority for the day-to-day running of the Company to the Executive Committee. As noted above, the Board retains certain responsibilities but delegates to the Executive Committee tasks such as the development of Group strategy for Board discussion and approval and the implementation of Board strategy.
The Executive Committee is chaired by the Group Chief Executive and comprises each of the other Executive Directors, Fiona Smith, the Group General Counsel and Mike Jesanis, the Chief Operating Officer of National Grid USA. The Executive Committee meets monthly and additionally as necessary.

Internal Control
National Grid Transco’s system of internal control helps to safeguard shareholders’ investment and the Group’s assets and is designed to manage, rather than eliminate, material risks to the achievement of business objectives. The Board is responsible for the Group’s system of internal control and for reviewing its effectiveness, recognising that any such system can provide only reasonable, and not absolute, assurance against material misstatement or loss. Following the Merger, the National Grid Transco Board has approved a new governance framework for the new organisation recognising that this is a key element of internal control.

In response to the requirements of the Sarbanes-Oxley Act 2002, National Grid Transco has constituted several disclosure committees. The Group disclosure committee is chaired by the Group Finance Director. The main purpose of the committee is to ensure that when disclosing information the Company represents itself completely, fairly and accurately to its security holders and that it complies with applicable laws and stock exchange requirements.

Up to the point of Merger, both National Grid and Lattice had ongoing processes in place for identifying, evaluating and managing the significant risks faced by the respective groups. Both of these processes were compliant with the Turnbull working party guidance (published September 1999) and the ABI Disclosure Guidelines on Socially Responsible Investment (published October 2001) which focus on Social, Ethical and Environmental risks. While National Grid Transco has continued to utilise those same processes for the remainder of the financial year, work has commenced to identify and pull together the best risk management practices from across the new Group. Subsequently, a new integrated approach that compares favourably with external perspectives of best practice will be rolled out to the new organisation in 2003/04. Notwithstanding this, the risk management process adopted for year-end reporting has promoted both a top-down and bottom-up assessment of risk.

• The top-down assessment has involved the Executive Directors and a number of senior executives from the businesses and Corporate Centre. It has resulted in a balanced and robust identification and consideration of cross-organisation risks that have been clearly aligned to National Grid Transco’s key strategic and operational objectives.

•	The bottom-up assessment, undertaken in accordance with interim risk assessment and reporting guidance, has resulted in the detailed analysis of risks by the individual businesses and corporate functions captured in the form of risk registers.

Subsequently, both elements have been pulled together through the production of a Schedule of Board-level risks. That Schedule has been presented to and discussed with both the Audit Committee and the Risk and Responsibility Committee.

Any material changes to the risks and associated controls and actions contained in the Schedule of Board-level risks and business risk registers are reported through the monthly operational business performance reports to the Executive Committee. In addition, quarterly meetings are held with Executive Directors specifically to review and discuss key changes in risk profiles.

National Grid Transco recognises that the implementation of risk management is an iterative process and subject to continuing improvement. During the year, National Grid USA and Niagara Mohawk (which was acquired in January 2002) have integrated their risk management practices. After the Merger, the process of introducing a compliance management process that seeks to raise visibility and awareness around the ever-expanding compliance obligations has been introduced. By utilising a top-down view of compliance obligations developed by Group Legal, the businesses have:

•	identified their key compliance obligations and the potential impacts of non-compliance;

•	identified existing controls, designed and implemented in the first instance to ensure compliance or flag instances of non-compliance should they occur;

•	self-assessed the effectiveness of those existing controls and identified improvement actions; and

•	discussed their findings with their respective management teams.

The Group is committed to continuing to raise the visibility and robustness of compliance management throughout the organisation.

Back to Contents

Following the Merger, the National Grid Transco Board has approved, as part of the new governance framework, its process for reviewing the effectiveness of internal control. That process recognises that assurance over the effectiveness of internal control including risk management flows through two main sources, namely line managers and independent assurance providers. The Board, through the Executive Committee and the Audit Committee (the latter complemented by the Risk and Responsibility Committee), regularly reviews the effectiveness of internal control, including the process for identifying, evaluating and managing significant risks and compliance obligations through the assurance mechanisms detailed below. Any material matters arising are reported to the Board.

Throughout the year:

The Executive Committee considers:
•	monthly safety and environmental performance reports;

•	monthly operational business performance reports;

•	the Group’s annual business plan, including the capital programme and the annual operating budget;

•	proposals for new business development and significant project expenditure;

•	half-yearly self-certifications on the completeness and accuracy of financial statements and associated disclosures;

•	half-yearly reviews of risk and compliance registers; and

•	on an exceptions basis, reports on the results of internal audits, safety and environmental audits and occupational health reviews.

The Audit Committee considers:
•	external and internal audit work plans;

•	summary reports from external and internal audit on significant financial matters arising;
•	key risks and compliance obligations and the extent to which risk and compliance management is being embedded in the organisation;

•	specific reports from management on the actions taken to manage key risk areas and, if applicable, to address material control weaknesses and any instances of ethical misconduct and matters investigated as a result of whistleblowing; and

•	the performance of the external auditors and internal audit.

The Risk and Responsibility Committee considers:
•	key risks of a non-financial nature;

•	safety, health and environmental audit plans;

•	summary reports from assurance providers on significant non-financial matters arising; and

•	specific reports from management on the actions taken to manage certain key non-financial risk areas and, if applicable, to address relevant material control weaknesses and any instances of ethical misconduct and matters investigated as a result of whistleblowing.

At the end of each financial year:

The Board:
•	receives the Group Chief Executive’s Letter of Assurance which seeks to confirm compliance with all major internal and external requirements, the existence of appropriate internal controls and risk management processes and provides details of material risks and any control weaknesses; and

•	confirms that it has conducted a formal review of the effectiveness of internal control based on the information and assurances provided to it.

The Audit Committee considers:
•	the effectiveness of the Annual Letter of
Assurance process and the assurances provided by the Group Chief Executive to the Board;

•	a report from the Group disclosure committee;

•	a report from the Group Head of Audit on internal audit issues and the effectiveness of the control framework including fraud and malpractice occurances;

•	specific reports on significant corporate governance and legal issues and risk management; and

•	external audit issues.

The Risk and Responsibility Committee considers:
•	specific reports on safety, health, environment and corporate responsibility;

•	specific reports on significant corporate governance and legal issues and risk management.

Evaluation of disclosure controls and procedures
Within the 90 day period prior to the filing date of this report, the Company carried out an evaluation under the supervision and with the participation of its management, including the Group Chief Executive and Group Finance Director, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. Based upon and as of that evaluation, the Group Chief Executive and Group Finance Director concluded that the disclosure controls and procedures are effective in all material respects to ensure that the information required to be disclosed in the reports that National Grid Transco files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Back to Contents

Directors’ Report and Operating and Financial Review Directors’ Remuneration Report

Remuneration Committee
Role of the Remuneration Committee and its Terms of Reference
The Remuneration Committee is responsible for developing Group policy on executive remuneration, and for determining the remuneration of Executive Directors and the executives below Board level who report directly to the Chief Executive. It also monitors the remuneration of other senior employees of the Group and has oversight of the operation of all the Group’s share and share option plans. The Remuneration Committee operates within terms of reference agreed by the Board.

The Board has accepted all of the recommendations made by the Remuneration Committee during the year.

Composition of the Remuneration Committee
The Remuneration Committee is made up entirely of independent Non-executive Directors. The members of the Remuneration Committee have been as follows:

John Grant (Chairman of the National Grid Transco Remuneration Committee since the Merger, and member of the National Grid Remuneration Committee until then)

Kenneth Harvey (appointed to the National Grid Transco Remuneration Committee since the Merger)

Dr Bonnie Hill (appointed to the National Grid Transco Remuneration Committee since the Merger)

George Rose (appointed to the National Grid Transco Remuneration Committee since the Merger)

Bob Faircloth (Chairman of the National Grid Remuneration Committee until the Merger)

Richard Reynolds (member of the National Grid Remuneration Committee until the Merger).

The Group Chairman, Deputy Chairman, Chief Executive and Group Director for Human Resources (Pat Fulker) are invited to attend meetings to provide advice on remuneration policies and practices. Mark Johnson, former Director of Human Resources at National Grid, also assisted the National Grid Remuneration Committee in its consideration of Directors’ remuneration before the Merger. No Director participates in any discussion on his or her own remuneration.

The Remuneration Committee also drew on advice from the following external independent remuneration consultants:

Ernst & Young LLP – appointed by the Remuneration Committee in February 2003 as independent remuneration advisors to the Committee

New Bridge Street Consultants – appointed by the Company with the agreement of the Remuneration Committee to provide advice on share schemes until the Merger

Towers Perrin UK – appointed by the Company with the agreement of the Remuneration Committee as independent remuneration advisors to it until February 2003.

In the year to 31 March 2003, the advisors to the Remuneration Committee provided other services to the Company in the UK on the following basis:

Ernst & Young LLP: assistance on International Accounting Standard (IAS) 39 ‘Financial Instruments: Recognition and Measurement’ and SFAS 133 – compliance of Treasury Portfolios; corporate finance consultancy; international assignee tax advice; financial modelling. Towers Perrin: incentive scheme advice for non-regulated subsidiary; provision of market remuneration data in the UK – ongoing; provision of market remuneration data in the UK and remuneration consultancy in the US – ongoing.

Remuneration policy
The Remuneration Committee reviewed the Company’s executive remuneration policy and practice following the Merger to ensure close alignment with the strategy of the new organisation. The Remuneration Committee determines remuneration policies and practices with the aim of attracting, motivating and retaining high calibre Directors who will deliver success for shareholders and high levels of customer service, safety and environmental performance. It is intended that this policy should conform to best practice standards in the markets in which the Group operates. The policy, which will be applied in 2003/04, and is currently intended to be applied in subsequent years, is framed around the following key principles:

Total rewards should be set at levels that are competitive in the relevant market;

A significant proportion of the Executive Directors’ total rewards will be performance-based. Performance-based rewards will be earned through the achievement of demanding targets for short-term business performance and long-term shareholder value creation, consistent with the Group’s Framework for Responsible Business (see page 21);

For higher levels of performance, rewards should be substantial but not excessive.

Incentive plans, performance measures and targets should be structured to operate soundly throughout the business cycle. They should be prudent and not expose shareholders to unreasonable risk.

During the year, the Committee Chairman and the relevant consultants acting on his behalf consulted with representatives of the principal investors in the Group on a variety of issues relating to this policy and its implementation.

Executive Directors’ remuneration
Remuneration packages for Executive Directors consist of the following elements:

Base salary; annual bonus with share matching plan; long-term incentives; all-employee share plans; pensions; and non-cash benefits.

Excluding pensions and non-cash benefits, the balance of these elements is such that for all Executive Directors achieving ‘target performance’, base salary represents 49% of the remuneration package while at ‘stretch’ performance, base salary represents approximately 31% of the package.

The policy relating to each component of remuneration is summarised below:

Base salary: Base salaries are reviewed annually and targeted at the median position against the relevant market. In determining the relevant market, the Committee takes account of the regulated nature of the majority of the Group’s operating activities, along with the business’ size, complexity and international scope. For UK Executive Directors, a UK market is used, while base salary for US Executive Directors is benchmarked against practice in the appropriate US market. In setting individual base salary levels, the Remuneration Committee takes into account business and personal performance and the employment and salary practices prevailing for other employees in the Group.

Annual bonus and Share Matching Plan:
Annual bonuses are based on a combination of demanding corporate, individual and, where applicable, divisional targets. The principal corporate measures are Earnings Per Share (EPS) and cash flow; the main divisional measure is operating profit. Individual targets are set in relation to key operating and strategic objectives and, where appropriate, include safety and customer service measures. The Remuneration Committee reviews performance against targets at the end of the year and may use its discretion to adjust

Back to Contents

payments in view of operating circumstances during the year. For the financial year 2003/04, the target and maximum bonus levels for UK-based Executive Directors are 50% and 75% of salary respectively. Rick Sergel has lower target and maximum bonus levels of 41.7% and 62.5% of base salary respectively. Rick Sergel also participates in the USA Goals Program, an all-employee bonus plan that can pay up to 4.5% of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel’s cash bonuses are pensionable.

A predetermined part of each Director’s bonus entitlement is automatically deferred (net of tax) into National Grid Transco shares, and a matching award may be made under the Share Matching Plan. Currently, UK-based Executive Directors are required to defer one third of any cash annual bonus into shares in this way. At the end of three years, provided the Director is still employed by the Group, additional matching shares equal in value at the date of deferral to the pre-tax value of the amount of bonus deferred are released to the individual. US executives, including Rick Sergel, participate in this plan on a slightly different basis, in that an award calculated as a proportion of their cash annual bonus (currently 60% for Rick Sergel) is paid under this plan in National Grid Transco shares or American Depository Shares (ADSs) subject to a minimum three-year vesting period. The total target and maximum values of the annual bonus plan, including deferral and matching, are therefore 67% and 100% of base salary respectively for all Executive Directors. The participant also receives a cash payment equal to the dividends that have been paid on the matching shares over the three-year holding period.

The Remuneration Committee believes that operation of the Share Matching Plan as part of the annual bonus plan allows National Grid Transco to maintain competitiveness in annual bonus levels, while ensuring that Executive Directors hold a significant proportion of their remuneration in shares. Requiring Executive Directors to invest in the Group increases the proportion of rewards linked to both short-term performance and longer-term total shareholder returns. The bonus deferral and share match also acts as a retention tool and ensures that Executive Directors share a significant level of personal risk with the Company’s shareholders.

Long-term incentives: The long-term incentive plans currently approved by shareholders are the National Grid Transco Performance Share Plan (PSP), the National Grid Executive Share Option Plan (ESOP) and the National Grid Group Share Matching

Plan described above. National Grid Transco has made a commitment to shareholders to make grants under no more than two long-term incentive plans to any one Director in any year. For the year to 31 March 2004, the Remuneration Committee has decided to make grants under the PSP and the Share Matching Plan. The PSP has been selected in preference to the ESOP because the Remuneration Committee believes rewards from the PSP are likely to be less volatile, and less influenced by general stock market movements, than would be the case with the ESOP.

Under the PSP, Executive Directors, and certain other employees who have significant influence over the Group’s ability to meet its strategic objectives, receive notional allocations of shares worth up to a maximum of 125% of base salary. Shares vest after three years, subject to the satisfaction of the relevant performance criteria, set by the Remuneration Committee at the date of grant. Shares must then be held for a further year, after which they are released, subject to the Executive Director’s continuing employment with the Group.

The performance criterion for grants in the year to 31 March 2004 is Total Shareholder Return (TSR) relative to a comparator group as follows:

Ameren Corporation
AWG plc
Centrica plc
Consolidated Edison, Inc.
Dominion Resources, Inc.
E.ON AG
Electrabel SA
Endesa SA
Enel SpA
Exelon Corporation
FirstEnergy Corporation
FPL Group, Inc.
Gas Natural SDG SA
Iberdrola SA
International Power plc
Kelda Group plc
Pennon Group plc
RWE AG
Scottish Power plc
Scottish & Southern Energy plc
Severn Trent plc
The Southern Company, Inc.
Suez SA
United Utilities plc
Viridian Group plc

This comparator group has been selected to include companies in the energy distribution sector, against which National Grid Transco benchmarks its performance for business purposes, and other UK and international utilities. The Remuneration Committee believes that this comparator group sets a stretching target for the long-term performance of the Group. Under the terms of the PSP, the Remuneration Committee may allow shares to vest early to departing executives, and may amend the list of comparator companies if circumstances make this necessary (for example, as a result of takeovers or mergers of comparator companies).

TSR has been chosen for the performance criterion as a direct measure of shareholder value creation. In calculating TSR, it is assumed that all dividends are reinvested. In assessing whether this performance condition has been met, data purchased from Alithos Limited will be used. No shares will be released if the Group’s TSR over the three-year performance period, when ranked against that of each of the comparator companies, falls below the median. For TSR at the median, 30% of the shares awarded will be released. 100% of the shares awarded will be released for TSR ranking at the upper quartile or above. For performance between median and upper quartile against the comparator group, the number of shares released is calculated on a straight-line basis.

No grants are planned to be made under the ESOP in 2003/04, unless required for recruitment purposes or to fulfil existing contractual commitments. A commitment outstanding to Edward Astle will be satisfied by a grant of options to the value of 1.5 times his base salary, after the announcement of the final results for 2002/03. Details of outstanding options granted to Directors under the ESOP, including full details of the performance conditions attaching to these options, are set out in table 3 on page 49. The TSR performance condition attaching to these outstanding options was chosen on the same basis as set out for the PSP above and will be calculated in the same way.

All-employee share plans:
• Sharesave: Executive Directors resident in the UK are eligible to participate in all-employee Sharesave schemes (subject to eligibility based on service).

• US Incentive Thrift Plan: Executive Directors resident in the US are eligible to participate in a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid USA.

• Share Incentive Plan (SIP): The Remuneration Committee intends to implement a SIP during the year to 31 March 2004. Employees resident in the UK, including Executive Directors, will be encouraged to participate in the SIP (subject to eligibility).

Back to Contents

Directors’ Remuneration Report continued

Pensions: Post-Merger, legacy pension arrangements have continued for Executive Directors. The policy for newly appointed Executive Directors is being reviewed following the recently announced Government proposals on pensions reform.

UK-based Executive Directors who were previously directors of National Grid are members of the National Grid Company Group of the Electricity Supply Pension Scheme, which is a tax-approved pension scheme. Base salary only is pensionable. The provisions for participating Executive Directors are designed to give a pension at normal retirement age of two thirds final salary subject to completion of 20 years’ service (although participating Executive Directors may retire early from age 55 with a reduction in pension). Normal retirement age is 60. A spouse’s pension is payable on the death in service of a participating Executive Director equal to two thirds of that payable to the participating Executive Director based on potential service to normal retirement age. On death in retirement a spouse’s pension is payable equal to two thirds of the participating Executive Director’s pension on death prior to exchanging any of it for a cash lump sum. Pensions in payment are increased by price inflation by up to 5% per annum. For participating Executive Directors affected by the ‘earnings cap’, a restriction on the amount of pay which can be used to calculate pensions due from a tax-approved pension scheme, the Company provides benefits on salary above the cap on a partially funded basis.

US-based former National Grid Executive Directors participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements.

The qualified plan is directly funded, while the supplemental plan is indirectly funded through a ‘rabbi trust’. Participating Executive Directors’ benefits are calculated using a formula based on years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, bonuses and incentive share awards but not share options. Normal retirement age is 65. The executive supplemental plan, however, provides total unreduced pension benefits from age 55 for specified executives. The plans also provide for a spouse’s pension of at least 50% of that accrued by the participating Executive Director unless waived by the spouse. Benefits under these arrangements do not increase once in payment.

Executive Directors who were formerly directors of Lattice Group plc participate in the defined benefit section of the Lattice Group Pension Scheme which is a tax-approved pension scheme. Base salary only is pensionable. All participating Executive Directors are subject to the earnings cap. They also participate in the Lattice Group Supplementary Benefits Scheme, an unfunded unapproved arrangement which increases retirement benefits to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme, had they not been subject to the earnings cap. The provisions for participating Executive Directors are designed to give two thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in previous employment. Normal retirement age is 65. With the employer’s consent, provided 10 years’ service has been completed with National Grid Transco (which includes pensionable service transferred from previous employment), the accrued pension can be paid from age 55 with no actuarial reduction in benefit. A dependant’s pension is payable on death in service of a participating Executive Director based on potential service to normal retirement age. On death in retirement, a dependant’s pension is payable equal to two thirds of the participating Executive Director’s pension, prior to exchanging any of it for a cash lump sum. Pensions in payment are increased in line with price inflation.

Provision has been made in the accounts in respect of unfunded obligations for post-retirement benefits.

Non-cash benefits: The Company provides competitive benefits to Executive Directors, such as a fully expensed car or cash alternative in lieu of car, chauffeur, financial advice, private medical insurance and life assurance. UK-based Executive Directors with less than five years continuous service, who were previously directors of National Grid, are provided with long-term ill health insurance. Business expenses incurred are reimbursed in such a way as to give rise to no material benefit to the Director.

Share ownership guidelines: Executive Directors are encouraged to build up and retain a shareholding of at least one times annual base salary. As a minimum, this should be achieved by retaining 50% of the after-tax gain on any options exercised or shares received through the long-term incentive or all-employee share plans.

Share dilution through the operation of share-based incentive plans: Where shares are issued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any ten-year period, and dilution resulting from all

		Date of contract	Notice period	(i)

Executive Directors

	Roger Urwin	17 November 1995	12 months
	Steve Lucas	13 June 2002	12 months
	Edward Astle	27 July 2001		(ii)
	Steve Holliday	6 March 2001	12 months
	Rick Sergel	22 March 2000	12 months
	John Wybrew	13 June 2002	12 months
Stephen Box (resigned 21/10/2002)
William Davis (resigned 21/10/2002)

		Date of contract/letter of appointment	Notice period End of period of appointment	(i)

Non-executive Directors

	Sir John Parker	13 June 2002	12 months
	James Ross	24 October 2001	2004 AGM
	John Grant	24 October 2001	2004 AGM
	Kenneth Harvey	11 June 2002	2006 AGM
	Bonnie Hill	11 February 2002	2005 AGM
	Paul Joskow	24 October 2001	2005 AGM
	Stephen Pettit	11 June 2002	2006 AGM
	George Rose	11 June 2002	2006 AGM
Bob Faircloth (resigned 21/10/2002)
Richard Reynolds (resigned 21/10/2002)

	(i)	The contracts for the Chairman, Sir John Parker, and all current Executive Directors are for rolling 12-month periods.
	(ii)	Edward Astle’s contract commenced with effect from 1 September 2001. For the first year, the notice period was two years. For the second year, the notice period declines on a straight-line basis until with effect from 1 September 2003, his notice period will be 12 months.

Back to Contents

incentives, including all-employee incentives, will not exceed 10% in any ten-year period. The Remuneration Committee reviews dilution against these limits regularly.

Non-executive Directors’ remuneration: Non-executive Directors’ fees are determined by the Executive Directors, or by a Committee authorised by the Board, subject to the limits applied by National Grid Transco’s Articles of Association. Non-executive Directors’ remuneration is built up from an annual fee, a fee for each Board meeting attended (with a higher fee for meetings held outside their country of residence), and an additional fee payable for Committee chairmanship.

Directors’ service contracts: Service contracts for Executive Directors are set at one year’s notice. The application of longer contract periods at appointment, reducing after an initial period, may be used in exceptional circumstances if considered appropriate by the Remuneration Committee to recruit certain key executives. The service contract of Nick Winser (appointed to the Board with effect from 28 April 2003) will be set at one year’s notice.

Sir John Parker’s contract provides for a liquidated damages payment of one year’s salary if his contract is terminated within one year of a change of control of the Company. The contracts of Steve Lucas and John Wybrew provide for a liquidated damages payment of one year’s salary plus a credit of one year’s pensionable service if their contracts are terminated within one year of a change of control of the Company. Rick Sergel’s contract provides for compensation following the termination of his contract either without cause or within two years following a change of control of one year’s salary, annual bonus (including share matching) at target level and the maintenance, at the Company’s expense, of his benefit programmes for three years.

The Remuneration Committee, in determining any other such payments will give due regard to the comments and recommendations of the Combined Code, the UK Listing Authority’s Listing Rules and associated guidance and other requirements of legislation, regulation and good governance.

Directors’ letters of appointment: The terms of engagement of Non-executive Directors (excluding Sir John Parker) are set out in letters of appointment. The initial appointment and any subsequent re-appointment is subject to election or re-election by shareholders. The letters of appointment do not contain provision for termination payments.

Performance graph

The graph above represents the comparative TSR performance of the Group from 31 March 1998 to 31 March 2003. For the period before the Merger of National Grid Group and Lattice, the TSR shown is that of National Grid Group.

This graph shows the Group’s performance against the performance of the FTSE 100 index, which is considered an appropriate comparator as it is a broad equity market index of which National Grid Transco is a constituent. This graph has been produced in accordance with the requirements of the Directors’ Remuneration Report Regulations 2002.

In drawing this graph it has been assumed that all dividends paid have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date.

Back to Contents

Directors’ Remuneration Report continued

Remuneration outcomes during the year ended 31 March 2003
Tables 1A, 1B, 2, 3 and 4 comprise the ‘auditable’ part of the Directors’ Remuneration Report, being the information required by part 3 of schedule 7A to the Companies Act 1985.

1. Directors’ emoluments
The following tables set out an analysis of the pre-tax remuneration during the years ended 31 March 2003 and 2002, including bonuses but excluding pensions, for individual Directors who held office in National Grid Transco and National Grid during the year ended 31 March 2003.

Table 1A
Executive Directors

	Year ended 31 March 2003						Year ended 31 March 2002

	Base salary £000	Annual bonus £000	Termination payments £000	Benefits in kind £000	(i)	Total £000	Total £000	(ii)

Roger Urwin	600	300	–	24		924	794
Steve Lucas	315	164	–	18		497	423
Edward Astle (iii)	325	266	–	15		606	284
Steve Holliday	325	169	–	23		517	444
Rick Sergel	519	219	–	17		755	728
John Wybrew	360	176	–	28		564	500
Stephen Box (resigned 21/10/2002) (iv)	233	111	4	13		361	532
William Davis (resigned 21/10/2002)	301	10	–	5		316	139

Totals	2,978	1,415	4	143		4,540	3,844

(i)	Benefits in kind comprise benefits such as a fully expensed car or cash alternative in lieu of car, chauffeur, private medical insurance and life assurance.
(ii)	Totals for the year ended 31 March 2002 for Steve Lucas and John Wybrew include bonus payments in respect of the 15-month period 1 January 2001 to 31 March 2002.
(iii)	Edward Astle’s annual bonus figure includes a payment of £50,000 in June 2002 and a further payment of £50,000 in August 2002 in respect of special bonus arrangements agreed at the time of his original contract. He was appointed to the Board of National Grid on 1 September 2001.
(iv)	Stephen Box resigned from the Board with effect from 21 October 2002 but remained an employee until 30 November 2002 when he retired on health grounds. He received his salary to 30 November 2002 and his bonus was pro-rated for eight months of the year. An ex-gratia payment of £3,957 will be made to Stephen Box equal to the dividends which would have been earned on those shares subject to his matching options under the Share Matching Plan.

Table 1B
Non-executive Directors

	Year ended 31 March 2003			Year ended 31 March 2002

	Fees £000	Other emoluments £000	Total £000	Total £000

Sir John Parker (i)	386	26	412	343
James Ross	175	22	197	165
John Grant	38	–	38	35
Kenneth Harvey	30	–	30	30
Bonnie Hill (ii)	32	–	32	4
Paul Joskow (iii)	50	–	50	57
Stephen Pettit	25	–	25	10
George Rose	30	–	30	30
Bob Faircloth (resigned 21/10/2002)	21	–	21	42
Richard Reynolds (resigned 21/10/2002) (iv)	32	–	32	55

Totals	819	48	867	771

(i)	Sir John Parker’s fees include a supplement of £23,000 per month from 22 November 2001 to the date of the Merger while temporarily acting as Chief Executive of Lattice Group plc. This supplement totalled £161,000 (2001/02: £98,000).
(ii)	Appointed to the Board of National Grid on 11 February 2002.
(iii)	Paul Joskow’s fees include US$22,500 (2001/02: US$30,000) paid in respect of strategic advice provided on regulatory issues to National Grid USA.
(iv)	Richard Reynolds’ fees include a fee at the rate of £25,000 per annum (2001/02: £25,000 per annum) in respect of additional duties as a member of the Supervisory Board of Intelig.

Back to Contents

2. Directors’ pensions
The table below gives details of the Executive Directors’ pension benefits in accordance with both the Directors’ Remuneration Report Regulations and the Listing Rules.

Table 2
Executive Directors	Additional benefit earned (excluding inflation) during the year ended 31 March 2003 Pension £000 pa	Accrued entitlement as at 31 March 2003 Pension £000 pa			Increase in transfer value less Director’s contributions £000	Additional accrued pension earned in the year (excluding inflation) £000 pa	Transfer value of increase in accrued pension (excluding Director’s contributions and inflation) £000
			Transfer value of accrued benefits as at 31 March (i)

			2003 £000	2002 £000

Roger Urwin	70	370	6,291	4,717	1,556	65	1,090
Steve Lucas (ii),(iii)	18	99	951	958	(17)	16	147
Edward Astle	11	17	189	65	114	11	112
Steve Holliday	13	22	214	87	116	13	113
Rick Sergel	60	377	2,259	1,454	805	60	360
John Wybrew (ii)	17	105	1,981	1,595	375	16	284
Stephen Box (resigned 21/10/2002) (iv)	92	146	3,297	663	2,627	91	1,977
William Davis (resigned 21/10/2002) (v)	15	37	359	281	78	15	21

(i)	The transfer values shown at 31 March 2002 and 2003 represent the value of each Executive Director’s accrued pension based on total service completed to the relevant date. The transfer values for the UK Executive Directors have been calculated in accordance with guidance note ‘GN11’ issued by the Institute of Actuaries and the Faculty of Actuaries. The transfer value given above for Stephen Box at 31 March 2003 relates to his pension after reduction for commutation, plus the commutation lump sum of £329,000 and pension payments of £39,700 made during the year. The transfer values for the US Executive Directors have been calculated using discount rates based on high yield US corporate bonds and associated yields at the relevant dates.
(ii)	Steve Lucas and John Wybrew became Executive Directors on 21 October 2002 and were previously Executive Directors of Lattice Group plc. The information provided is for the full year to 31 March 2003.
(iii)	Due to clarification of remuneration since 31 March 2002, the accrued annual pension as at 31 March 2002 should have been £81,300 and not £71,400 as previously stated in the Lattice Group accounts.
(iv)	The accrued pension figures for Stephen Box are before commutation, although in practice he retired on ill health grounds on 30 November 2002 and took a lump sum of £329,000 by commutation, leaving a residual pension of £119,000 per annum.
(v)	William Davis retired on 31 March 2003 with an annual pension of £36,695. His non-qualified benefits under Niagara Mohawk’s Supplemental Executive Retirement Plan were paid to him by way of a lump sum payment of £6,265,202 in January 2002.

3. Directors’ interests in share options

Table 3
	Options held at 1 April 2002 or on appointment	*	Options exercised or lapsed during the year	Options granted during the year	Options held at 31 March 2003 or on resignation	†	Exercise price per share (pence)	Normal exercise period

Roger Urwin
Executive	169,340		–	–	169,340		280.50	Sep 2000	Sep 2007
	91,656		–	–	91,656		375.75	June 2001	June 2008
	22,098		–	–	22,098		455.25	June 2002	June 2009
	33,867		–	–	33,867		531.50	June 2003	June 2010
	133,214		–	–	133,214		563.00	June 2004	June 2011
	–		–	186,915	186,915		481.50	June 2005	June 2012

Share Match	4,047		–	–	4,047		100 in total	June 2001	June 2005
	3,884		–	–	3,884		100 in total	Jan 2002	June 2006
	3,859		–	–	3,859		100 in total	Jan 2002	June 2007
	5,635		–	–	5,635		100 in total	June 2004	June 2008
	–		–	18,644	18,644		100 in total	June 2005	June 2012

Sharesave	3,692		–	–	3,692		457.00	Sep 2006	Feb 2007

Total	471,292		–	205,559	676,851

Edward Astle
Executive	193,952		–	–	193,952		479.50	Sep 2004	Sep 2011
	–		–	101,246	101,246		481.50	June 2005	June 2012
	–		–	112,262	112,262		434.25	Dec 2005	Dec 2012

Share Match	–		–	6,553	6,553		100 in total	June 2005	June 2012

Sharesave	–		–	2,392	2,392		397.00	Sep 2005	Feb 2006

Total	193,952		–	222,453	416,405

Back to Contents

Directors’ Remuneration Report continued

3. Directors’ interests in share options continued
	Options held	*	Options exercised	Options granted		Options held	†	Exercise price	Normal exercise
	at 1 April 2002		or lapsed			at 31 March 2003		per share
	or on appointment		during the year	during the year		or on resignation		(pence)	period

Stephen Box
(resigned from the Board
on 21 October 2002)
Executive	160,427		–	–		160,427	†	280.50	Sep 2000	Sep 2007
	93,147		–	–		93,147	†	375.75	June 2001	June 2008
	43,931		–	–		43,931	†	455.25	June 2002	June 2009
	37,630		–	–		37,630	†	531.50	June 2003	June 2010
	93,250		–	–		93,250	†	563.00	June 2004	June 2011

Share Match	3,844		–	–		3,844	†	100 in total	Jan 2002	June 2006
	4,122		–	–		4,122	†	100 in total	Jan 2002	June 2007
	6,134		–	–		6,134	†	100 in total	June 2004	June 2008

Total	442,485		–	–		442,485

Steve Holliday
Executive	150,000		–	–		150,000		540.00	Mar 2004	Mar 2011
	71,936		–	–		71,936		563.00	June 2004	June 2011
	–		–	101,246		101,246		481.50	June 2005	June 2012

Share Match	–		–	10,350		10,350		100 in total	June 2005	June 2012

Sharesave	3,692	(i)	–	4,692	(i)	4,692		350.00	Mar 2008	Aug 2008

Total	225,628		–	116,288		338,224

(i)	During the year, Steve Holliday elected to cancel his sharesave option over 3,692 shares at an option price of 457p. He was granted a new sharesave option over 4,692 shares during the year.

Rick Sergel (ii)
Executive	201,845	–	–	201,845	566.50	Mar 2003	Mar 2010
	134,321	–	–	134,321	563.00	June 2004	June 2011
	–	–	172,836	172,836	481.50	June 2005	June 2012

Total	336,166	–	172,836	509,002

(ii)	Rick Sergel’s participation in the Share Matching Plan is in the form of phantom ADSs. He was awarded 5,332 phantom ADSs in June 2002 which vest in June 2005, and 4,240 phantom ADSs in June 2001 which vest in June 2004. The value of an ADS at 31 March 2003 was US$30.75.

John Wybrew
(appointed to the Board
on 21 October 2002)
Executive	–		–	62,262	62,262	434.25	Dec 2005	Dec 2012

Sharesave	3,078	*(iii)	–	–	3,078	314.50	Mar 2004	Aug 2004

Total	3,078	*	–	62,262	65,340

(iii)	Pursuant to the Merger proposals, John Wybrew elected to release his existing sharesave option over Lattice Group shares in exchange for a new sharesave option over National Grid Transco shares. The replacement option was granted under the Lattice Group Sharesave Scheme and has the same maturity date as the original option.

Steve Lucas
(appointed to the Board
on 21 October 2002)
Executive	–	–	54,404	54,404		434.25	Dec 2005	Dec 2012

Sharesave	–	–	2,700	2,700		350.00	Mar 2006	Aug 2006

Total	–	–	57,104	57,104

William Davis (iv)
(resigned from the Board
on 21 October 2002)
Executive	–	–	179,791	179,791	†	481.50	June 2005	June 2012

Total	–	–	179,791	179,791

(iv)	William Davis’ participation in the Share Matching Plan was in the form of phantom ADSs. He was awarded 1,083 phantom ADSs in June 2002 which vested upon his retirement on 31 March 2003. The value of an ADS at 31 March 2003 was US$30.75.

Back to Contents

Executive Share Option Plan (ESOP)
An option will normally be exercisable between the third and tenth anniversaries of its date of grant, subject to performance conditions. The performance conditions attaching to outstanding ESOP options are set out below. If the performance condition is not satisfied after the first three years, it will be re-tested as indicated.

The options granted to Directors in September 1997 and June 1998 have vested. For options granted in June 1999 and March 2000 to become fully exercisable, the Company must achieve EPS growth over three years of RPI plus 3% per annum. Only half the option will be exercisable if EPS growth over three years equals RPI plus 2% per annum. The performance condition will be re-tested throughout the lifetime of the option.

For options granted from June 2000, options worth up to one times an optionholder’s base salary will become exercisable in full if Total Shareholder Return (TSR) measured over a period of three years, beginning with the financial year in which the option is granted, is at least median compared with a comparator group of companies (such comparator group being in compliance with the performance condition).

Grants in excess of 100% of salary vest on a sliding scale, becoming fully exercisable if the Company’s TSR is in the top quartile. The performance condition attaching to options granted in June 2000 is tested annually throughout the lifetime of the option. For options granted from March 2001 the same TSR test is used but the performance condition can only be re-tested in years 4 and 5.

The comparator group was revised in June 2002 to reflect, inter alia, consolidation in the marketplace, the acquisition of Niagara Mohawk and the proposed Merger with Lattice Group plc. The revised comparator group was used for options granted in June and December 2002 and is set out below.

Allegheny Energy, Inc.	Energy East Corporation	NSTAR Corporation	Scottish Power plc
BG Group plc	Exelon Corporation	Potomac Electric Power Company	The Southern Company, Inc.
British Energy plc	FirstEnergy Corporation	Powergen Limited	TXU, Inc.
Centrica plc	FPL Group, Inc.	Progress Energy, Inc.	United Utilities plc
Consolidated Edison, Inc.	International Power plc	Public Service Enterprise Group, Inc.	Xcel Energy, Inc.
Duke Energy Corporation	Northeast Utilities Corporation	Scottish & Southern Energy plc

Details of the closing price of National Grid Transco shares as at 31 March 2003 and the high and low prices during the year are shown in table 5 Directors’ beneficial interests. Details of the 1999 Lattice LTIS awards rolled over into options are set out in table 4 below.

4. Lattice Long Term Incentive Scheme (LTIS)
The following Lattice LTIS awards were rolled over at the time of the Merger by John Wybrew and Steve Lucas and were still held at the end of the last financial year. The market value of National Grid Transco shares on Merger (21 October 2002) was 459.625p.

Table 4

John Wybrew

		Date award vests/option becomes exercisable

1999 award (converted to an option on Merger)	114,380	Oct 2003
Dividend reinvested on shares held in trust	1,799	Oct 2003
2000 award	95,597	Nov 2004
2001 award	112,687	Nov 2005

Total	324,463

Steve Lucas
		Date award vests/option becomes exercisable

1999 award (converted to an option on Merger)	31,237	Oct 2003
Dividend reinvested on shares held in trust	491	Oct 2003
2000 award	79,902	Nov 2004
2001 award	96,589	Nov 2005

Total	208,219

Under the terms of the Lattice LTIS notional allocations of shares were made to key individuals. The allocations were subject to a three-year performance period set out below and a further retention period of one year. The number of shares actually released to participants depends on the Company’s TSR compared with that of other regulated utility companies operating in a similar environment.

No awards will be made if the Company’s TSR when compared with that of other companies in the comparator group over the performance period falls below the median. Between the median company and the upper quartile of companies the proportion of shares which may be transferred is pro-rated on a straight-line basis between 40% and 100%.

The Remuneration Committee will decide that shares should be released only if the Company’s TSR also reflects sound underlying financial performance.

Back to Contents

Directors’ Remuneration Report continued

Pursuant to the Merger proposals, John Wybrew and Steve Lucas agreed to roll over their existing LTIS awards over Lattice Group shares for LTIS awards or options over National Grid Transco shares. Consequently, on 21 October 2002, the 2000 and 2001 LTIS awards held by John Wybrew and Steve Lucas continued over the number of National Grid Transco shares shown above and remain subject to the rules of the Lattice LTIS except that (i) since 21 October 2002, the performance target measures the Company’s total shareholder return against the original comparator group of each award; and (ii) the awards will not be forfeit on John Wybrew or Steve Lucas ceasing employment unless the Remuneration Committee decides otherwise.

The comparator group for the 2000 and 2001 LTIS awards is set out below:

Powergen Limited	Pennon Group plc	Centrica plc	British Energy plc
Kelda Group plc	United Utilities plc	Scottish Power plc	BT Group plc
Scottish & Southern Energy plc	Severn Trent plc	Viridian Group plc	Railtrack plc (2000 only)
BAA plc	AWG plc	International Power plc	Thames Water plc (2000 only)

For the roll-over of the 1999 LTIS awards, John Wybrew and Steve Lucas have each been granted a £1 option by the Trustee of the Lattice Group Employees Share Trust over the number of shares which would otherwise be subject to their 1999 awards. The options will become exercisable on 1 October 2003, when the shares subject to the original 1999 awards would have been released to John Wybrew and Steve Lucas.

5. Directors’ beneficial interests
The Directors’ beneficial interests (which include those of their families) in the ordinary shares of National Grid Transco (which from 1 April 2002 to 21 October 2002 was National Grid Group) of 10p each are shown below:

	Ordinary shares at 31 March 2003 or on resignation	(i) †	Ordinary shares at 1 April 2002 or on appointment	*	Options over ordinary shares at 31 March 2003 or on resignation	†	Options over ordinary shares at 1 April 2002 or on appointment	*

Sir John Parker	17,429		4,729	*	–		–
James Ross	19,000		19,000		–		–
Roger Urwin (ii)	159,518		147,920		676,851		471,292
Edward Astle (ii)	3,932		-		416,405		193,952
Stephen Box	18,459	†	18,459		442,485	†	442,485
William Davis	11,755	†	11,520		179,791	†	–
Bob Faircloth	–		–		–		–
John Grant	10,000		10,000		–		–
Ken Harvey	1,874		1,861	*	–		–
Bonnie Hill	2,930		2,930		–		–
Steve Holliday (ii)	6,210		–		338,224		225,628
Paul Joskow	5,000		5,000		–		–
Steve Lucas (ii),(iii),(iv),(v)	23,789		23,471	*	265,323		207,728	*
Stephen Pettit	1,875		1,875	*	–		–
Richard Reynolds	10,000	†	10,000		–		–
George Rose	5,025		5,025	*	–		–
Rick Sergel (ii)	2,928		2,763		509,002		336,166
John Wybrew (ii),(iii),(iv),(v)	62,344		62,025	*	389,803		325,742	*

(i)	There have been no other changes in the beneficial interests of the Directors in the ordinary shares of National Grid Transco between 1 April 2003 and 20 May 2003.
(ii)	Each of the Executive Directors of National Grid Transco was, for Companies Act 1985 purposes, deemed to be a potential beneficiary under the National GridQualifying Employee Share Ownership Trust (‘QUEST’) and the National Grid 1996 Employee Benefit Trust and thereby to have an interest in the 9,040,718 National Grid Transco shares held by the QUEST and the 440,618 National Grid Transco shares held by the 1996 Employee Benefit Trust as at 31 March 2003.
(iii)	Each of the former Lattice Executive Directors of National Grid Transco (Steve Lucas and John Wybrew) was, for Companies Act 1985 purposes, deemed to be a potential beneficiary in the 1,069,339 National Grid Transco shares held by Mourant and Co. Trustees as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the Lattice LTIS and the 127,992 National Grid Transco shares held by Lattice Group Trustees Limited as Trustee of the Lattice Group Employee Share Ownership Trust.
(iv)	Beneficial interest includes shares acquired pursuant to the Lattice AESOP and the BG Group Employee Profit Sharing Scheme.
(v)	Including the Lattice LTIS award detailed above.

Nick Winser was appointed to the Board on 28 April 2003 and on that date had a beneficial interest in 17,489 National Grid Transco shares and held options over a further 150,225 National Grid Transco shares.

All of the shares held under the former Lattice AESOP have been allocated and are beneficially owned by participants of the plan. The closing price of a National Grid Transco share on 31 March 2003 was 387.5p. The range during the year was 511.5p (high) and 365.75p (low). Please note the Register of Directors’ Interests contains full details of shareholdings and options held by Directors as at 31 March 2003.

On behalf of the Board

Helen Mahy
Group Company Secretary
20 May 2003

Back to Contents

Directors’ Report and Operating and Financial Review
Risk Factors

National Grid Transco has established an internal process for the review of and response to actual and potential risks facing the Group. More information on this process is set out in the section of this document entitled ‘Internal Control’ on pages 42 to 43. The following are the significant risks the Group is aware of as a consequence of this process that could have a materially adverse effect on its business, turnover, profits, assets, liquidity, capital resources and/or reputation. Any forward-looking statements contained in this document should be considered in light of these risk factors and the cautionary statement set out on the inside front cover.

Law and regulation
Most of National Grid Transco’s businesses are utilities subject to the laws of and regulation by government and/or regulatory authorities in the UK, the US, the European Union or other jurisdictions. Changes in law or regulation in the countries and/or states in which the Group’s businesses operate could have an adverse effect on those businesses. Decisions by regulators and/or regulatory authorities concerning, for example, whether licences/concessions/ approvals to operate those utilities are renewed or not, the level of permitted revenues, the allowance of pass-through of costs such as the cost of funding pension schemes, allowed rates of return for these businesses, market trading arrangements, the facilitation of competition in markets in which the Group operates and proposed business development activities could have an adverse impact on the Group’s results of operations, cash flow, financial condition and the ability to develop those businesses in the future. The introduction of the British Electricity Transmission and Trading Arrangements (BETTA) could affect financial returns for the Group depending upon the terms of the relevant regulations. For more information concerning BETTA, see page 14 of the ‘Business Review’ section of this document. The requirement for the Group’s businesses in the UK, particularly Transco, to conduct working practices so as to comply with the New Road and Streetworks Act 1991 or to meet any liabilities for breach could increase operational costs and thereby affect business performance. The development of GridAmerica is subject to, amongst other things, regulation by the FERC and relevant US state regulators. The timing and content of regulatory decisions by those organisations could adversely affect the development of and/or financial return from GridAmerica’s business. The Group is also subject to law and regulation arising from its issue of securities, such as those recently introduced and/or in the course of introduction by the Sarbanes-Oxley Act of 2002.

Safety and environment
Aspects of the Group’s business are inherently dangerous, such as the operation and maintenance of electricity lines and the transmission and distribution of natural gas. Electricity and gas utilities typically use and generate in their operations a range of potentially hazardous products and byproducts. The Group is subject to numerous laws and regulations in each of the jurisdictions in which it operates relating to pollution, the protection of the environment, the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials, and the health and safety of employees and the general public. Breach of these laws and regulations, or any safety or environmental incident without a breach, could expose the Group to claims for financial compensation, to adverse regulatory consequences and/or otherwise damage the Group’s relationship with its stakeholders. This area of the Group’s business is subject to increasing regulation and/or changes in the legal requirements within which it operates.

Operational performance
The Group may suffer a major transmission or distribution network failure and/or may not be able to carry out critical non-network operations. Electricity and gas utilities are subject to certain risks that are largely outside their control such as the weather or possible security breaches. Weather conditions can affect financial performance, particularly in the US. In addition, severe weather that causes outages or damages infrastructure will adversely affect operational and business performance. Terrorist attack or sabotage may also physically damage one or more of the Group’s businesses or otherwise significantly affect its corporate activities. Other risks to operational performance could include inadequate record keeping, failure to maintain the health of the system or network and/or inadequate forecasting of demand.

Business performance
Earnings maintenance and growth from the UK regulated gas and electricity industry are dependent upon outperforming regulatory efficiency targets set by Ofgem. Generally, over time, the continued ability to make efficiency improvements will decline. National Grid Transco has published cost and efficiency savings targets for its UK regulated businesses. To meet these targets National Grid Transco must continue to improve management and operational performance. Under the US state rate plans, earnings from the US regulated businesses of the Group will be affected by the ability to deliver integration savings. To meet National Grid Transco’s announced savings targets for its acquisition of Niagara Mohawk and in relation to the Merger, the Group must improve the efficiency and reduce the costs of those businesses. US earnings are also dependent on meeting service quality standards set by state regulators. To meet such standards, the Group must improve service reliability and customer service. National Grid Transco’s unregulated businesses may also fail to reach the Group’s financial targets because of market conditions or other reasons. For example, Gridcom may be adversely affected by a deterioration in the mobile telecommunications market. The achievement of the Group’s objectives will be influenced by general economic conditions in the jurisdictions in which the Group operates and, in particular, in the US. Other factors include potential increases in business and property taxes/rates in the US and the UK which could adversely affect the Group’s results. The performance of the Group’s businesses may also be affected by human resource issues such as the loss of key management or strikes, ‘working to rule’ and other industrial action by its employees. The insolvency or administration of a key customer, such as Centrica plc, or a key supplier to a core business could have an adverse financial impact on the Group.

Commodity risk and security of supply
The costs incurred by National Grid Transco’s electricity businesses in purchasing electricity are subject to movements in underlying commodity prices, particularly of oil and gas. Regulatory arrangements in the UK and US provide the ability to pass through some and in certain cases virtually all the increased costs related to commodity prices by way of higher prices. For more information, see the Business Review section of this document.

In the UK, any shortfall in the availability of gas (unless arising as a result of a failure in the Group’s transmission or distribution networks) is not the responsibility of Transco. However, the Group may suffer reputational consequences if consumers of gas suffer disruption to their supply.

Internal controls
The Group’s systems and processes, including its internal control policies, are designed to ensure that the operational risks associated with its activities, the risk of loss of focus by management and the other risks that the Group is exposed to are, to the extent reasonably practicable, appropriately controlled, but any

Back to Contents

Risk factors continued

weakness in these systems and processes could have a negative impact on its results of operations.

Business development
The Group is subject to the risk that any business development activity, such as an acquisition, will be based on incorrect assumptions or conclusions or that substantial liabilities will be overlooked. The Group may also fail to achieve its targets for integration savings arising from the Niagara Mohawk merger in the US, the Merger and other subsequent transactions.

Financial management
The Group is subject to certain covenants and limits in relation to its listed debt and bank lending facilities. Such limits may hinder the Group in the servicing of current businesses or the financing of new businesses. The debt of National Grid Transco and certain of its subsidiaries is rated by credit rating agencies and changes in these ratings may affect both the borrowing capacity of the Group as a whole and the cost of those borrowings. The effective rate of tax paid by the Group may be influenced by a number of factors including changes in law and regulation or the Group’s approach to such matters the result of which could increase or decrease that rate.

Interest rates
A proportion of National Grid Transco’s borrowings is subject to interest rates that may fluctuate with changes to prevailing interest rates. Increases in these interest rates will result in increased costs for the Group. For further information see ‘Interest rate risk management’ on page 35.

Foreign currency exchange/foreign operations
National Grid Transco has significant international operations and conducts business in a number of currencies. These operations are subject to the risks normally associated with international businesses, including the need to translate foreign currency denominated assets and profits into National Grid Transco’s reporting currency. For example, fluctuations in the value of the US dollar could have a significant impact on the Company because of the size of the Group’s businesses in the US.

Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labour strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws, and the need to enforce agreements and collect receivables through foreign legal systems. The Group’s investment in Transener, for example, has been and continues to be affected by the devaluation of the Argentine peso and the deterioration of the economy in Argentina. For further information see ‘Foreign exchange risk management’ on page 35.

Technological change
National Grid Transco’s businesses involved in the transmission and distribution of energy are vulnerable to certain types of technological changes. Examples of possible changes are the growth in distributed generation, renewable energy sources, fuel cells and the introduction of an alternative power carrier. Adapting to technological changes may be costly and there is no guarantee that the Group may foresee or be able to adequately respond to such changes.

Joint ventures
The Group’s investments in joint ventures are subject to risks normally associated with ventures that are not majority owned. The Group is not able to exercise complete control over a joint venture’s operations and may be dependent on the actions of the other parties to a joint venture regarding decisions such as continued funding or interest in the business. The success of any joint venture is also dependent upon the financial health and strategies of the other joint venture partners.

Back to Contents

Directors’ Report and Operating and Financial Review
General Information

Incorporation
National Grid Transco plc is incorporated in England and Wales with its registered office at 1-3 Strand, London WC2N 5EH (telephone +44 (0) 20 7004 3000). The Company was incorporated on 11 July 2000.

The Company’s agent in the US is Lawrence J Reilly, National Grid USA, 25 Research Drive, Westborough, MA 01582.

Dividends
An interim dividend of 6.86 pence per ordinary share (US$0.5352 per ADS) was paid on 21 January 2003. The Directors are recommending a final dividend of 10.34 pence per ordinary share (US$0.8396 per ADS). Subject to approval by shareholders at the Annual General Meeting, the final dividend will be paid on 20 August 2003 and will bring the total dividend for the year to 17.20 pence per ordinary share (US$1.3748 per ADS).

Share buy-back
In common with most other companies, National Grid Transco has shareholder authority to repurchase its own shares. During the year, the Directors used this authority to repurchase and cancel 24,225,000 ordinary shares, each with a nominal value of 10 pence, at an average cost of 401.5 pence per share.

These shares represented approximately 0.8% of the total issued share capital before repurchases. The aggregate value of repurchases was approximately £97 million.

The Directors considered that the repurchases were in the best interests of the Company given market conditions at the time.

Research and development
Expenditure on research and development in 2002/03 was £18.2 million, compared with £16.0 million for 2001/02.

Payment to suppliers
National Grid Transco is a signatory to the Confederation of British Industry (CBI) Prompt Payment Code and has procedures to ensure the payment of bills in accordance with contract terms. Copies of the CBI Prompt Payment Code may be obtained from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU.

The average creditor payment period at 31 March 2003 for the Group’s operations in the UK was 25 days.

Donations
In the UK, charitable donations of £1,209,500 were made in 2002/03.

In the US, charitable donations of approximately US$3,000,000 (£1,887,000) were made in 2002/03.

In addition to these contributions, National Grid Transco provides financial and in-kind support to many other organisations through its community involvement programme.

No donations were made in the UK and EU for the purposes of the Political Parties, Elections and Referendums Act 2000.

During 2002/03, aggregate contributions of US$86,950 (£54,690) were made in the US to state and national political party and campaign committees and for ballot question advocacy. Of these contributions US$61,950 were made by National Grid USA’s political action committees, which are funded entirely by voluntary employee contributions. National Grid USA’s contributions are in compliance with US state and Federal law.

Material interests
At no time during the year has any Director had any material interest in a contract within the Group, being a contract of any significance in relation to the Group’s business.

Substantial shareholders
Details of substantial shareholdings in National Grid Transco are given on page 119.

Employee policy
Information on National Grid Transco’s employee policies is included on page 24, under the heading Our People.

Future developments
An outline of future developments is included in the Chief Executive’s Review.

Auditors
During the year, National Grid Transco’s Auditors, PricewaterhouseCoopers, converted to a Limited Liability Partnership. PricewaterhouseCoopers therefore resigned on 21 February 2003 and the Board appointed PricewaterhouseCoopers LLP to fill the vacancy. Special notice having been given, a resolution for their reappointment will be proposed at the Annual General Meeting.

Statement of Directors’ responsibilities for preparing the accounts
The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The Directors consider that in preparing the accounts (detailed in the following sections: Principal Accounting Policies, Accounts and Notes to the Accounts) the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and all applicable accounting standards have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the accounts comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and to detect fraud and other irregularities.

The Directors, having prepared the accounts, have requested the Auditors to take whatever steps and to undertake whatever inspections they consider to be appropriate for the purposes of enabling them to give their audit report.

The Directors confirm that the Audit Committee continues to review the adequacy of the system of internal financial controls adopted by the Group.

Annual General Meeting
National Grid Transco’s Annual General Meeting will be held on Monday 21 July 2003. Details are set out in the separate Notice of Annual General Meeting.

On behalf of the Board

Helen Mahy Group Company Secretary 20 May 2003

Registered office:
1-3 Strand, London WC2N 5EH

Registered in England and Wales No. 4031152

Back to Contents

Independent Auditors’ Report to the Members of National Grid Transco plc

We have audited the accounts which comprise the Group Profit and Loss Account, the Balance Sheets, the Group Cash Flow Statement, the Group Statement of Total Recognised Gains and Losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors’ Remuneration Report (‘the auditable part’).

Respective responsibilities of Directors and Auditors
The Directors’ responsibilities for preparing the Annual Report, the Form 20-F, the Directors’ remuneration report and the accounts in accordance with applicable United Kingdom law and accounting standards and the requirements of the US Securities and Exchange Commission are set out in the Statement of Directors’ responsibilities.

Our responsibility is to audit the accounts and the auditable part of the Directors’ Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board and Auditing Standards generally accepted in the United States.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the auditable part of the Directors’ Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only the Directors’ Report, the unaudited part of the Directors’ Remuneration Report, the Chairman’s statement, Chief Executive’s Review, and the Operating and Financial Review.

We review whether the corporate governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board and with auditing standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the auditable part of the Directors’ Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the auditable part of the Directors’ Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

United Kingdom opinion
In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group at 31 March 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985; those parts of the Directors’ Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

United States opinion
In our opinion the accounts present fairly, in all material aspects, the consolidated financial position of the Group at 31 March 2003 and 2002 and the results of its operations and its cash flows for the years ended 31 March 2003, 31 March 2002 and 31 March 2001 all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the net income for the years ended 31 March 2003, 31 March 2002 and 31 March 2001, and consolidated shareholders’ equity at 31 March 2003 and 31 March 2002, all expressed in pounds sterling, as shown in the summary of differences between United Kingdom and United States generally accepted accounting principles set out in note 34 to the accounts.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
20 May 2003

Back to Contents

Accounting Policies

a) Basis of preparation of accounts
The accounts are prepared under the historical cost convention and in accordance with applicable UK accounting and financial reporting standards.

The accounts have been prepared in accordance with UK GAAP, which differs in certain respects to US GAAP. A summary of the results under US GAAP is shown in note 33 to the accounts and explanation of the main differences between UK and US GAAP is set out in note 34.

The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

The Group is following the transitional arrangements of FRS 17 ‘Retirement Benefits’. The required disclosures are shown in note 7. Full adoption of the standard is required by the year ended 31 March 2006.

b) Basis of consolidation
The Group accounts include the accounts of the Company and all its subsidiary undertakings, (‘Group undertakings’), together with the Group’s share of the results and net assets of its associate and joint ventures (‘associated undertakings’), less any provision for impairment. An associated undertaking is an entity in which the Group has a participating interest and over which it exercises a significant influence. The accounts of Group and associated undertakings used for consolidation are generally made up to 31 March. However, where this has not been practical, the results of certain Group undertakings and joint ventures have been based on their accounts to 31 December.

The results of newly acquired Group and associated undertakings are included in the Group accounts from the date the Group acquires control or, in respect of associated undertakings, an equity interest which enables it to exercise a significant influence. The results of Group and associated undertakings are included in the Group accounts up to the date that control or the exercise of significant influence, as appropriate, is relinquished.

In translating into sterling the Group’s share of the net assets and results of a joint venture operating in a hyper-inflationary economy for the year ended 31 March 2003, adjustments have been made to reflect current price levels. Such adjustments have been reflected through the Group profit and loss account or statement of total recognised gains and losses as appropriate. The Group’s share of the gain on net monetary liabilities has been credited to the Group profit and loss account through ‘net interest’, and is shown as part of the Group’s exceptional financing costs – note 4(c).

The accounting treatment for the merger of National Grid and Lattice is set out in note 1. Further disclosures regarding the Merger are given in note 29.

c) Goodwill
Goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and amortised on a straight-line basis, through the profit and loss account over its estimated useful economic life, principally 20 years.

d) Foreign currencies
The results of the Group’s overseas operations are generally translated into sterling at weighted average rates of exchange for the period the overseas operations are included within the Group accounts. In certain limited circumstances, where the use of a weighted average rate would distort material transactions, those transactions are separately translated at the rates of exchange relevant to the dates on which the transactions occurred. Assets and liabilities in foreign currencies are generally translated at the rates of exchange ruling at the balance sheet date. In respect of certain assets or liabilities that are matched by an exact and directly related forward exchange derivative, then the relevant asset or liability is translated at the rate of exchange under the related derivative.

Exchange differences arising on the translation of the opening net assets of overseas operations, the re-translation of the retained earnings of overseas operations from average to closing rates of exchange and the translation of foreign currency borrowings or derivatives taken to hedge overseas assets are taken directly to reserves. Tax charges or credits arising on such items are also taken directly to reserves.

All other exchange differences and related tax charges or credits are taken to the profit and loss account and disclosed separately where deemed exceptional.

e) Tangible fixed assets and depreciation
Tangible fixed assets are included in the balance sheet at their cost less accumulated depreciation. Cost includes payroll and finance costs incurred which are directly attributable to the construction of tangible fixed assets.

Tangible fixed assets include assets in which the Group’s interest comprises legally protected statutory or contractual rights of use.

Additions represent the purchase or construction of new assets, extensions to or significant increases in the capacity of tangible fixed assets.

Contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited on a straight-line basis to the profit and loss account over the estimated economic lives of the assets.

No depreciation is provided on freehold land and assets in the course of construction. Other tangible fixed assets are depreciated, principally on a straight-line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on a regular basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of tangible fixed assets are, in general, as shown below:

Depreciation periods for categories of tangible fixed assets	Years

Plant and machinery
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Interconnector plant	15 to 25
Gas plant – mains, services and regulating equipment	35 to 65
Gas plant – storage	40
Gas plant – meters	10 to 33
Freehold and leasehold buildings	up to 65
Motor vehicles and office equipment	up to 10

Back to Contents

Accounting policies continued

f) Impairment of fixed assets
Impairments of fixed assets are calculated as the difference between the carrying values of the net assets of income generating units, including, where appropriate, investments and goodwill and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of the assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit.

Impairment reviews are carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that fixed assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the profit and loss account, and where material are disclosed as exceptional.

g) Replacement expenditure
Replacement expenditure represents the cost of planned maintenance of the UK’s gas mains and services assets by replacing or lining sections of pipe. This expenditure is principally undertaken to repair and to maintain the safety of the network and is written off as incurred. Expenditure that enhances the performance of the mains and services assets is treated as an addition to tangible fixed assets.

h) Deferred taxation and investment tax credits
Deferred taxation is provided in full on all material timing differences, with certain exceptions. No provision for deferred taxation is made for any timing differences on non-monetary assets arising from fair value adjustments, except where there is a binding agreement to sell the assets concerned. However, no provision is made where it is more likely than not that any taxable gain will be rolled over into replacement assets.

Deferred tax balances have not been discounted.

Investment tax credits are amortised over the economic life of the asset giving rise to the credits.

i) Stocks
Stocks are carried at cost less provision for deterioration and obsolescence.

j) Regulatory assets
The US Statement of Financial Accounting Standards 71 ‘Accounting for the Effects of Certain Types of Regulation’ (SFAS 71) establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

Under UK GAAP, regulatory assets established in accordance with the principles of SFAS 71 are recognised in debtors where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP. Regulatory assets primarily relate to the right to recover from customers the liabilities recognised in respect of purchased power obligations (notes 18 and 19), the decommissioning provision (note 22) and the under-recovery of power costs incurred.

k) Decommissioning and environmental costs
Decommissioning and environmental costs, based on discounted future estimated expenditures expected to be incurred, are provided for in full and where appropriate a corresponding tangible fixed asset or regulatory asset is also recognised. The unwinding of the discount is included within the profit and loss account as a financing charge net of the unwinding of the discount on any related regulatory asset.

l) Turnover
Turnover primarily represents the amounts derived from the supply, transmission and distribution of energy and the provision of related services, including the recovery of stranded costs. Turnover includes an assessment of energy and transportation services supplied to customers between the date of the last meter reading and the year-end, excludes inter-business and inter-company transactions, and is stated net of value added tax and similar sales-based taxes. Where revenues received or receivable exceed the maximum amount permitted by regulatory agreement and adjustments will be made to future prices to reflect this over-recovery, no liability is recognised.

m) Pensions and other post-retirement benefits
The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the schemes. Variations from the regular pension cost are allocated over the estimated average remaining service lives of current employees, with the interest component of any variation being reflected in net interest and the other component reflected through staff costs.

n) Leases
Finance lease income is allocated to accounting periods so as to give a constant rate of return on the net investment in the lease. The net investment in a finance lease is included in debtors and represents the total rentals receivable, net of finance charges, relating to future periods. Operating lease payments are charged to the profit and loss account on a straight-line basis over the term of the lease.

o) Financial instruments
Derivative financial instruments (‘derivatives’) are used by the Group mainly for the management of its interest rate and foreign currency exposures and commodity price risks in respect of expected energy usage. The principal derivatives used include interest rate swaps, currency swaps, forward foreign currency agreements, interest rate swaptions and indexed swap contracts relating to the purchase of energy.

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

Back to Contents

o) Financial instruments (continued)
Termination payments made or received in respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Currency swaps and forward currency agreements are retranslated at the rate of exchange prevailing at the balance sheet date with the corresponding exchange adjustment being dealt with in reserves or the profit and loss account as appropriate.

Those derivatives, relating both to interest rates and/or currency exchange, that are directly associated with a specific transaction and exactly match the underlying cash flows relating to the transaction are accounted for on the basis of the combined economic result of the transaction including the related derivative.

Indexed-linked swap contracts relating to the purchase of energy are marked to market and a corresponding movement in the value of a related regulatory asset is also recognised.

p) Restructuring costs
Costs arising from Group restructuring programmes primarily relate to redundancy costs. Redundancy costs are charged to the profit and loss account in the period in which the Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees.

q) Research and development
All research and development expenditure is written off as incurred except for laboratory buildings, equipment used for research and development and capitalised software. These are capitalised and depreciated in accordance with the depreciation policies set out above.

Back to Contents

Group Profit and Loss Account for the years ended 31 March

		2003		2002		2001
	Notes	£m		£m		£m

Turnover, including share of joint ventures		9,566		7,821		7,103
Less: share of joint ventures’ turnover – continuing operations		(99)		(141)		(114)
Less: share of joint ventures’ and associate’s turnover – discontinued operations		(67)		(126)		(98)

Group turnover – continuing operations		9,363		7,471		6,845
Group turnover – discontinued operations		37		83		46
Group turnover	2(a)	9,400		7,554		6,891

Operating costs	3	(7,788)		(6,494)		(5,179)

Operating profit of Group undertakings – continuing operations	2(b)	1,806		1,556		1,751
Operating loss of Group undertakings – discontinued operations	2(b)	(194)		(496)		(39)
		1,612		1,060		1,712

Share of joint ventures’ operating profit/(loss) – continuing operations	2(b)	15		(29)		26
Share of joint ventures’ and associate’s operating profit/(loss) – discontinued operations	2(b)	109		(672)		(131)
		124		(701)		(105)

Operating profit
– Before exceptional items and goodwill amortisation	2(b)	2,185		1,783		1,780
– Exceptional items – continuing operations	4(a)	(308)		(285)		(88)
– Exceptional items – discontinued operations	4(a)	(39)		(1,042)		–
– Goodwill amortisation		(102)		(97)		(85)
Total operating profit	2(b)	1,736		359		1,607

Merger costs – continuing operations	4(b)	(79)		–		–
Profit on disposal of tangible fixed assets – continuing operations	4(b)	48		94		24
Gain on sale of shares by employee share plan – continuing operations	4(b)	–		31		19
Loss on sale or termination of operations – discontinued operations	4(b)	(68)		–		–
Profit on disposal of investments – discontinued operations	4(b)	–		31		263
Net interest
– Excluding exceptional items	8	(939)		(657)		(635)
– Exceptional items	4(c),8	(31)		(142)		–
	8	(970)		(799)		(635)

Profit/(loss) on ordinary activities before taxation		667		(284)		1,278
Taxation
– Excluding exceptional items	9	(373)		(251)		(390)
– Exceptional items	4(d),9	128		166		243
	9	(245)		(85)		(147)

Profit/(loss) on ordinary activities after taxation		422		(369)		1,131
Minority interests
– Excluding exceptional items		(3)		(2)		(7)
– Exceptional items	4(e)	(28)		50		–
		(31)		48		(7)

Profit/(loss) for the year		391		(321)		1,124
Dividends	10	(530)		(580)		(469)

(Loss)/profit transferred (from)/to profit and loss account reserve	24	(139)		(901)		655

Earnings/(loss) per ordinary share
– Basic, including exceptional items and goodwill amortisation	11	12.7	p	(11.3	)p	40.5	p
– Adjusted basic, excluding exceptional items and goodwill amortisation	11	28.3	p	30.8	p	26.9	p
– Diluted, including exceptional items and goodwill amortisation	11	12.8	p	(10.1	)p	39.4	p
– Adjusted diluted, excluding exceptional items and goodwill amortisation	11	27.9	p	30.2	p	26.4	p

Group Statement of Total Recognised Gains and Losses for the years ended 31 March

	2003 £m	2002 £m	2001 £m

Profit/(loss) for the year	391	(321)	1,124
Exchange adjustments	(322)	(58)	(15)
Tax on exchange adjustments	12	21	32
Reduction in revaluation reserve on reclassification of investment properties	–	(50)	–
Unrealised gain on transfer of fixed assets to a joint venture (net of tax)	6	7	19

Total recognised gains and losses	87	(401)	1,160

Back to Contents

Balance Sheets at 31 March

	Notes	Group		Company
		2003 £m	2002 £m	2003 £m	2002 £m

Fixed assets
Intangible assets	12	1,893	2,107	–	–
Tangible assets	13	16,847	17,210	–	–
Investments in joint ventures
– Share of gross assets		542	882	–	–
– Share of gross liabilities		(498)	(678)	–	–

– Share of net assets		44	204	–	–
– Loans to joint ventures		–	87	–	–
– Impairment of investments in joint ventures		–	(230)	–	–

Investments in joint ventures (net of impairment)		44	61	–	–
Other investments		209	257	2,225	2,080
Total investments	14	253	318	2,225	2,080

		18,993	19,635	2,225	2,080

Current assets
Stocks	15	126	125	–	–
Debtors (amounts falling due within one year)	16	1,811	1,889	2,664	2,029
Debtors (amounts falling due after more than one year)	16	3,395	4,058	–	–
Assets held for exchange	17	17	17	–	–
Investment held for resale	28	–	15	–	–
Current asset investments		482	354	123	–
Cash at bank and in hand		119	110	1	4

		5,950	6,568	2,788	2,033
Creditors (amounts falling due within one year)
Borrowings		(2,246)	(2,050)	(557)	(604)
Other creditors		(2,800)	(2,838)	(1,764)	(1,513)
	18	(5,046)	(4,888)	(2,321)	(2,117)

Net current assets/(liabilities)		904	1,680	467	(84)

Total assets less current liabilities		19,897	21,315	2,692	1,996
Creditors (amounts falling due after more than one year)
Convertible bonds		(502)	(491)	–	–
Other borrowings		(11,731)	(12,222)	–	–
Other creditors		(2,022)	(2,155)	–	–
	19	(14,255)	(14,868)	–	–
Provisions for liabilities and charges
Joint ventures
– Share of gross assets		–	296	–	–
– Share of gross liabilities		–	(333)	–	–

Share of net liabilities		–	(37)	–	–
Other provisions		(4,406)	(4,626)	–	(77)
	22	(4,406)	(4,663)	–	(77)

Net assets employed		1,236	1,784	2,692	1,919

Capital and reserves
Called up share capital	23	308	310	308	178
Share premium account	24	1,247	1,243	1,247	1,243
Other reserves	24	(5,131)	(5,139)	2	–
Profit and loss account	24	4,728	5,276	1,135	498

Equity shareholders’ funds		1,152	1,690	2,692	1,919
Minority interests
Equity		15	15	–	–
Non-equity	25	69	79	–	–
		84	94	–	–

		1,236	1,784	2,692	1,919

Commitments and contingencies are shown in note 31.

The accounts on pages 57 to 106 inclusive were approved by the Board of Directors on 20 May 2003 and were signed on its behalf by:

Sir John Parker Chairman

Steve Lucas Group Finance Director

Back to Contents

Group Cash Flow Statement for the years ended 31 March

	Notes		2003 £m	2002 £m	2001 £m

Net cash inflow from operating activities before exceptional items	27	(a)	3,154	2,394	2,482
Expenditure relating to exceptional items			(328)	(103)	(129)
Net cash inflow from operating activities			2,826	2,291	2,353

Dividends from joint ventures			11	13	20

Returns on investments and servicing of finance
Interest received and similar income			56	88	112
Interest paid and similar charges			(957)	(784)	(799)
Dividends paid to minority interests			(11)	(9)	(4)
Net cash outflow for returns on investments and servicing of finance			(912)	(705)	(691)

Taxation
Corporate tax paid			(112)	(212)	(350)

Capital expenditure and financial investment
Net payments to acquire intangible and tangible fixed assets			(1,518)	(1,734)	(1,343)
Receipts from disposals of tangible fixed assets			111	191	137
Receipts from disposals of shares by an employee share plan			–	50	28
Other			–	10	(1)
Net cash outflow for capital expenditure and financial investment			(1,407)	(1,483)	(1,179)

Acquisitions and disposals
Payments to acquire investments			(165)	(56)	(342)
Receipts from disposals of investments	27	(b)	328	37	196
Acquisition of Group undertaking	27	(c)	–	(950)	(441)
Net cash inflow/(outflow) for acquisitions and disposals			163	(969)	(587)

Equity dividends paid			(571)	(478)	(336)

Net cash outflow before the management of liquid resources and financing			(2)	(1,543)	(770)

Management of liquid resources
(Increase)/decrease in short-term deposits			(138)	347	696
Net cash (outflow)/inflow from the management of liquid resources	27(d)	,(e)	(138)	347	696

Financing
Issue of ordinary shares			4	12	7
Payments to repurchase ordinary shares			(97)	–	–
Increase/(decrease) in borrowings	27(d)	,(e)	267	1,206	(208)
Funding movement on Demerger of Lattice from BG Group plc			–	–	260
Net cash inflow from financing			174	1,218	59

Movement in cash and overdrafts	27(d)	,(e)	34	22	(15)

Included in the cash flows above are cash flows for discontinued operations as set out below:

	2003 £m	2002 £m	2001 £m

Net cash (outflow)/inflow from operating activities	(71)	52	(4)
Net cash (outflow)/inflow for returns on investments and servicing of finance	(14)	(3)	5
Net cash (outflow)/inflow for taxation	(1)	13	(2)
Net cash outflow for capital expenditure and financial investment	(123)	(342)	(145)
Net cash outflow for acquisitions and disposals	(3)	(12)	(9)

Net cash outflow before the management of liquid resources and financing	(212)	(292)	(155)

Liquid resources comprise money market deposits, equities and gilts.

Back to Contents

Notes to the Accounts

1.

Merger of National Grid and Lattice
The business combination of National Grid and Lattice meets the merger accounting criteria under UK GAAP and the Companies Act 1985 and therefore the transaction has been accounted for as a merger. The consolidated accounts have been presented as if National Grid and Lattice had always comprised the Group. The combined accounts have been adjusted for the issue on Merger of 1,323m shares with a nominal value of £132m and for the elimination of balances between the former groups.

An adjustment to other reserves of £221m has been made for all years presented (note 24). The adjustment represents the difference between the £132m nominal value of the shares issued on Merger by National Grid and the called up share capital of Lattice at 21 October 2002.

Further details relating to the Merger are shown in note 29.

2.

Segmental analysis
The basis for the preparation of segmental information is set out on page 29.

The US electricity distribution segment shown below includes the recovery of stranded costs.

Continuing operations – ‘Other activities’ primarily relates to gas metering activities; EnMo which provides the on-the-day commodity market for gas trading in Great Britain; Advantica which provides advanced technology and systems solutions for energy and utility companies worldwide; and Gridcom which provides telecommunications infrastructure to operators in Great Britain and the US.

In the 2001/02 segmental analysis of turnover and operating profit, the repayment of £267m of surplus entry capacity auction revenue, that was rebated to shippers through distribution tariffs, has been reported within the UK electricity and gas transmission segment.

a) Turnover
	Total sales 2003 £m	Sales between businesses 2003 £m	Sales to third parties 2003 £m	Total sales 2002 £m	Sales between businesses 2002 £m	Sales to third parties 2002 £m	Total sales 2001 £m	Sales between businesses 2001 £m	Sales to third parties 2001 £m

Turnover, including share of joint ventures
– continuing operations	9,793	331	9,462	7,857	245	7,612	7,044	85	6,959
– discontinued operations	123	19	104	246	37	209	185	41	144
Less: share of joint ventures’ turnover
– continuing operations	(99)	–	(99)	(141)	–	(141)	(114)	–	(114)
– discontinued operations	(67)	–	(67)	(126)	–	(126)	(98)	–	(98)

Group turnover	9,750	350	9,400	7,836	282	7,554	7,017	126	6,891

Continuing operations
UK gas distribution	2,089	47	2,042	2,013	–	2,013	2,070	–	2,070
UK electricity and gas transmission	1,948	8	1,940	1,850	21	1,829	1,948	5	1,943
US electricity transmission	407	5	402	278	1	277	243	3	240
US electricity distribution	3,446	1	3,445	2,282	5	2,277	1,854	1	1,853
US gas	446	–	446	104	–	104	–	–	–
Other activities	1,358	270	1,088	1,189	218	971	815	76	739

	9,694	331	9,363	7,716	245	7,471	6,930	85	6,845
Discontinued operations	56	19	37	120	37	83	87	41	46

Group turnover	9,750	350	9,400	7,836	282	7,554	7,017	126	6,891

Europe			5,096			4,865			4,786
North America			4,304			2,689			2,105

			9,400			7,554			6,891

The analysis of turnover by geographical area is on the basis of origin. Turnover on a destination basis would not be materially different.

Approximately 16% of the Group’s turnover for the year ended 31 March 2003 amounting to approximately £1.5bn derives from a single customer, the Centrica Group. The majority of this turnover is in the UK gas distribution segment with lesser amounts in other activities and the UK electricity and gas transmission segment.

Back to Contents

Notes to the accounts continued

2.	Segmental analysis (continued) b) Operating profit
	Operating profit

	Before exceptional items and goodwill amortisation			After exceptional items and goodwill amortisation

	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

Group undertakings – continuing operations
UK gas distribution	554	548	663	443	504	631
UK electricity and gas transmission	846	781	756	800	688	750
US electricity transmission	128	87	72	103	64	60
US electricity distribution	513	266	215	413	149	118
US gas	58	17	–	49	8	–
Other activities	117	179	203	(2)	143	192

	2,216	1,878	1,909	1,806	1,556	1,751
Discontinued operations	(26)	(60)	(39)	(194)	(496)	(39)

Operating profit of Group undertakings	2,190	1,818	1,870	1,612	1,060	1,712

Joint ventures and associate – continuing operations
Electricity activities	15	36	35	15	36	35
Other activities	–	(17)	(9)	–	(65)	(9)

	15	19	26	15	(29)	26
Discontinued operations	(20)	(54)	(116)	109	(672)	(131)

Operating (loss)/profit of joint ventures and associate	(5)	(35)	(90)	124	(701)	(105)

Total operating profit	2,185	1,783	1,780	1,736	359	1,607

Europe	1,481	1,420	1,588	1,051	440	1,530
North America	704	377	286	549	224	171
Latin America	(7)	(19)	(98)	128	(310)	(98)
Rest of the World	7	5	4	8	5	4

	2,185	1,783	1,780	1,736	359	1,607

c) Total and net assets
	Total assets		Net assets

	2003 £m	2002 £m	2003 £m	2002 £m

Group undertakings – continuing operations
UK gas distribution	4,998	4,736	3,480	3,394
UK electricity and gas transmission	5,951	5,694	5,200	4,871
US electricity transmission	1,736	1,914	1,656	1,805
US electricity distribution	8,507	9,986	6,405	7,292
US gas	930	972	778	845
Other activities	2,075	1,776	1,154	1,240

	24,197	25,078	18,673	19,447
Discontinued operations	9	320	(3)	190

Group undertakings	24,206	25,398	18,670	19,637

Joint ventures and associate – continuing operations
Electricity activities	42	57	42	20
Other activities	2	4	2	4

Joint ventures and associate	44	61	44	24
Unallocated	693	744	(17,478)	(17,877)

	24,943	26,203	1,236	1,784

Europe	12,974	12,370	9,774	9,183
North America	11,209	13,057	8,873	10,484
Latin America	–	–	–	(37)
Rest of the World	67	32	67	31
Unallocated	693	744	(17,478)	(17,877)

	24,943	26,203	1,236	1,784

The analysis of total assets and net assets by business segment includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include investment in own shares, assets held for exchange, current asset investments, cash and taxation related regulatory assets. Unallocated net liabilities include net borrowings, taxation, interest, dividends, investment in own shares, assets held for exchange and taxation related regulatory assets.

Back to Contents

2.	Segmental analysis (continued) d) Other segmental information
	Capital expenditure			Depreciation and amortisation

	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

Group undertakings – continuing operations
UK gas distribution	380	455	360	185	176	179
UK electricity and gas transmission	573	620	592	261	252	225
US electricity transmission	49	38	30	71	46	39
US electricity distribution	209	141	94	359	192	170
US gas	40	3	–	34	6	–
Other activities	174	199	228	152	153	123

	1,425	1,456	1,304	1,062	825	736
Discontinued operations	95	391	200	26	51	33

Group undertakings	1,520	1,847	1,504	1,088	876	769

Europe	1,172	1,638	1,347	613	619	552
North America	298	203	154	475	257	217
Rest of the World	50	6	3	–	–	–

	1,520	1,847	1,504	1,088	876	769

Capital expenditure comprises additions to tangible and intangible fixed assets (excluding goodwill) amounting to £1,519m (2002: £1,840m; 2001: £1,504m) and £1m (2002: £7m; 2001: £nil) respectively.

3.	Operating costs
	Continuing operations			Discontinued operations			Total

	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

Total operating costs	7,557	5,916	5,094	250	616	126	7,807	6,532	5,220
Charged from:
– continuing operations	–	–	–	–	(1)	–	–	(1)	–
– discontinued operations	(19)	(37)	(41)	–	–	–	(19)	(37)	(41)

External operating costs	7,538	5,879	5,053	250	615	126	7,788	6,494	5,179

Depreciation	825	700	630	26	50	35	851	750	665
Payroll costs (note 5(a))	1,093	907	723	14	39	13	1,107	946	736
Purchases of electricity	1,901	1,410	1,248	–	–	–	1,901	1,410	1,248
Purchases of gas	357	171	98	–	–	–	357	171	98
Rates and property taxes	537	422	389	–	2	1	537	424	390
Electricity transmission services scheme direct costs	252	204	220	–	–	–	252	204	220
EnMo direct costs	530	395	201	–	–	–	530	395	201
Replacement expenditure	405	368	276	–	–	–	405	368	276
Exceptional operating items	308	237	88	168	436	–	476	673	88
Other non-exceptional operating charges	1,330	1,065	1,180	42	88	77	1,372	1,153	1,257

	7,538	5,879	5,053	250	615	126	7,788	6,494	5,179

Operating costs include:
Research and development costs							18	16	26
Operating lease rentals
– Plant and machinery							16	8	4
– Other							52	22	27
Amortisation of goodwill (i)							102	85	70
Amortisation of regulatory assets							132	35	33
Other amortisation							3	6	1
Auditors’ remuneration (ii)
Statutory audit services
– Annual audit (audit fee for the Company was £8,500 (2002: £8,000))							3	4	3
– Regulatory reporting							1	1	1
Further audit related services (iii)							3	2	–
Tax advisory services							3	1	1
Other non-audit services (iv)							3	6	4

(i)	Includes the amortisation of negative goodwill of £4m (2002 and 2001: £nil) and excludes the amortisation of goodwill of £nil (2002: £12m; 2001: £15m) relating to joint ventures and associate.
(ii)	In addition to the fees included above, fees of: a) £nil (2002: £2m; 2001: £2m) incurred in respect of acquisitions have been capitalised; and b) £nil (2002: £nil; 2001: £1m) incurred in respect of disposals have been charged at arriving at profit on disposal on investments.
(iii)	Included within further audit related services are £2m of fees relating to the Merger which have been included within non-operating exceptional items.
(iv)	For the year ended 31 March 2003, other non-audit services include £2m (2002: £6m; 2001: £3m) in relation to services provided by the consulting business unit of PricewaterhouseCoopers which was sold to IBM United Kingdom Limited on 30 September 2002.

Back to Contents

Notes to the accounts continued

4.	Exceptional items
	a)	Operating
	2003 £m	2002 £m	2001 £m

Continuing operations
Restructuring costs (i)	203	187	45
Merger costs (ii)	105	–	–
Impairment of assets (iii)	–	50	–
Demerger costs (iv)	–	–	43
Share of exceptional operating items of joint venture (v)	–	48	–

	308	285	88

Discontinued operations
Restructuring costs (i)	6	–	–
Impairment of business (vi)	168	250	–
Impairment of investments in joint ventures and associate (vii)	(135)	792	–

	39	1,042	–

Total operating exceptional items	347	1,327	88

(i)	Relates to costs incurred in business reorganisations in the UK and US businesses (2003: £165m after tax; 2002: £130m after tax; 2001: £39m after tax).
(ii)	Represents employee and property costs associated with the Merger (£76m after tax).
(iii)	The impairment charge for 2002 relates to a review of the carrying value of LNG storage assets, which resulted in a charge to operating profit amounting to £50m (£35m after tax). In the LNG review, future cash flows were determined based on a five-year business plan projected out to 20 years and discounted at a pre-tax rate of 6.25%.
(iv)	2001 results include £43m (£36m after tax) of costs that arose as a direct result of the Demerger of Lattice from BG Group plc.
(v)	Share of exceptional operating items of a joint venture in 2002 represents the Group’s share of the write-off of an investment and the write-down of goodwill in a joint venture prior to it becoming a wholly owned subsidiary of the Group (£48m after tax). The write-down of goodwill followed an impairment review which applied a discount rate of 15%. The review used growth rates over a plan period covering nine years. The assumptions of the plan were consistent with management views of the market and the joint venture’s performance therein.
(vi)	Following a review of the carrying value of certain of the Group’s telecom assets, the Group has incurred impairment charges resulting in the write-down of those assets to their estimated recoverable amounts and the recognition of other related costs (2003: £143m after tax; 2002: £175m after tax; 2001: £nil after tax).
(vii)	The 2003 credits relate to Intelig and other telecom joint ventures (£155m after tax). The exceptional credits arising in 2003 substantially represent the reversal of the Group’s share of retained losses incurred by these joint ventures during the period from 1 April 2002 to the date of disposal or the date that equity accounting ceased. £129m of the pre-tax exceptional credits have been reflected in ‘Share of joint ventures’ and associate’s operating profit/(loss) – discontinued operations’. The 2002 exceptional charge of £792m (£775m after tax) relates to the write-down of the Group’s investment in its joint ventures and associate. This charge comprised a write-down of the carrying value of the investments of £606m (£589m after tax) to their estimated recoverable amounts, and the recognition of related liabilities of £186m (£186m after tax).

b)	Non-operating

		2003 £m	2002 £m	2001 £m

Continuing operations
Merger costs (viii)		79	–	–
Profit on disposal of tangible fixed assets (ix)		(48)	(94)	(24)
Gain on sale of shares by an employee share plan (x)		–	(31)	(19)

		31	(125)	(43)

Discontinued operations
Loss on sale or termination of operations (xi)		68	–	–
Profit on disposal of investments (xii)		–	(31)	(263)

		68	(31)	(263)

Total non-operating exceptional items		99	(156)	(306)

(viii)	The after tax transaction cost of the Merger was £71m.
(ix)	The after tax profit on disposal of tangible fixed assets was £50m (2002: £96m; 2001: £24m).
(x)	The after tax gain on sale of shares by an employee share plan was £nil (2002: £31m; 2001: £19m).
(xi)	Relates to the loss on sale of The Leasing Group of £45m and loss on closure of 186k of £23m. The after tax loss relating to the sale and closure amounted to £68m.
(xii)	The after tax profit on disposal of investments was £nil (2002: £31m; 2001: £263m).

Back to Contents
4.	Exceptional items (continued)
c) Financing costs
The exceptional net interest cost of £31m (2002: £142m; 2001: £nil) (2003: £31m after tax; 2002: £142m after tax; 2001: £nil after tax) relates to the Group’s share of foreign exchange losses incurred on foreign currency borrowings by joint ventures amounting to £98m (2002: £142m; 2001: £nil), partially offset by the Group’s share of a gain on net monetary liabilities of £67m (2002 and 2001: £nil). The gain on the net monetary liabilities relates to Citelec, a joint venture operating in Argentina, and reflects the net gain arising on net monetary liabilities that are financing the operation in a hyper-inflationary economy.

d) Tax credit
Included in the 2001 net exceptional tax credit of £243m is a tax credit of £230m (note 9), which represents the reversal of a 2000 exceptional tax charge relating to an exceptional profit on the disposal of investments, arising from the realisation of capital losses for tax purposes as a result of Group restructurings.

e) Minority interests
The 2003 exceptional minority interest charge of £28m relates to the Group’s share of the minority interest in the after taxation exceptional items of Citelec, a joint venture, and primarily reflects the minority interest’s share of the gain on net monetary liabilities referred to above (note 4(c)).

The 2002 exceptional minority interest credit of £50m relates to the Group’s share of the minority interest in the after taxation exceptional items of Citelec, a joint venture, and primarily relates to foreign exchange losses incurred on foreign currency borrowings.

5.	Payroll costs and employees
	2003 £m	2002 £m	2001 £m

a) Payroll costs
Wages and salaries	1,124	940	836
Social security costs	84	73	67
Other pension costs/(credits)	117	90	(17)

	1,325	1,103	886
Less: Amounts capitalised	(158)	(129)	(116)
Payroll costs included in replacement and research and development expenditure	(60)	(28)	(14)
Payroll costs included in exceptional items	–	–	(20)

	1,107	946	736

	31 March 2003 Number	Average 2003 Number	Average 2002 Number	Average 2001 Number

b) Number of employees
Europe	17,333	18,399	19,227	19,015
North America	9,939	10,120	5,094	3,839
Rest of the World	15	14	25	25

Continuing operations	27,287	28,533	24,346	22,879
Discontinued operations	21	407	768	318

	27,308	28,940	25,114	23,197

The vast majority of employees in:
	–	Europe are either directly or indirectly employed in the transmission and distribution of gas and the transmission of electricity in the UK.
	–	North America are either directly or indirectly employed in the transmission and distribution of electricity and the distribution of gas in the US.

6.	Directors’ emoluments
Details of Directors’ emoluments are contained in the auditable part of the Directors’ Remuneration Report on pages 48 to 52.

Back to Contents

Notes to the accounts continued

7.	Pensions and post-retirement benefits
UK post-retirement schemes Substantially all of the Group’s UK employees are members of either the Electricity Supply Pension Scheme or the Lattice Group Pension Scheme.

Electricity Supply Pension Scheme
The Electricity Supply Pension Scheme provides final salary defined benefits on a funded basis. The assets of the scheme are held in a separate trustee administered fund. The scheme is divided into sections, one of which is the Group’s section. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers’ contributions which, together with the specified contributions payable by the employees and proceeds from the scheme’s assets, are expected to be sufficient to fund the benefits payable under the scheme. The latest full actuarial valuation of the Group’s section of the scheme was carried out by Bacon & Woodrow, Consulting Actuaries (now Hewitt, Bacon and Woodrow), at 31 March 2001.

The projected unit method was used for the last valuation and the principal actuarial assumptions adopted were that the real annual rates of return on investments held in respect of pre-retirement members would average 4.5% and on investments held in respect of post-retirement members would average 3.5%; that the annual rate of inflation would average 2.3%; that the real annual increase in salary would average 1.0%; and that pensions would increase at a real annual rate of 0.2%. The market value of the assets relating to the Group’s section of the scheme at 31 March 2001 was £1,336m and the actuarial value of the assets represented approximately 118.3% of the actuarial value of the benefits that had accrued to members measured on a past service basis. The agreed employers’ and employees’ contribution rates for the forthcoming year are 12% and 6% respectively. These contribution rates will be reviewed when the next independent actuarial valuation is carried out, which will be at 31 March 2004.

Lattice Group Pension Scheme
The Lattice Group Pension Scheme provides final salary defined benefits for employees who joined the Lattice Group prior to 31 March 2002. A defined contribution section was added to the scheme from 1 April 2002 for employees joining Lattice Group from that date. The scheme is self-administered and funded to cover pension liabilities in respect of service up to the balance sheet date. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers’ contributions which, together with the specified contributions payable by the employees and proceeds from the scheme’s assets, are expected to be sufficient to fund the benefits payable under the scheme.

The latest full actuarial valuation of the scheme was carried out by Watson Wyatt LLP at 31 March 2001. The projected unit method was used and the principal actuarial assumptions adopted were that the annual rate of inflation and pensions increases would be 2.3%; that future real increases in pensionable earnings would be 1.9%; that the annual real rate of return on existing investments would be 2.9%; and that the real annual rate of return on future contributions would be 3.7%. Excluding assets and liabilities attributable to BG Group members who left the scheme on 4 July 2001, the aggregate market value of the scheme’s assets was £11,963m and the value of the assets represented approximately 104% of the actuarial value of benefits due to members calculated on the basis of pensionable earnings and service at 31 March 2001 on an ongoing basis and allowing for projected increases in pensionable earnings and pensions.

The results of the actuarial valuation carried out at 31 March 2001 showed that based on long-term financial assumptions the contribution rate required to meet the future benefit accrual was 26.6% of pensionable earnings (23.6% employers and 3% employees) though employers’ contributions could have been maintained at the level of 3% until March 2004. Employers’ contributions were, however, increased from 3% to 8.5% with effect from1 January 2002. This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which will be at 31 March 2003.

US post-retirement schemes
 Pension
Substantially all of the Group’s US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations were carried out by Hewitt Associates LLC at 31 March 2002 and were used to calculate the pension cost for the year ended 31 March 2003. These valuations have been updated using assumptions and market values at 31 March 2003. The projected unit method was used for the updated valuations and the principal actuarial assumptions adopted were that the real annual rate of return on investments would average 5.5% for New York schemes and 4.5% for other US schemes; that real annual increases in salary would average 0.25% for New York schemes and 0.5% for other US schemes; that inflation would average 3.0% for New York schemes and 3.5% for other US schemes; and that nominal increases in pensions would be nil. The market value of the assets relating to the Group’s US defined benefit plans at 31 March 2003 totalled US$1,607m and the actuarial value of the assets represented 67% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases. There are no formally agreed contribution rates for the US plans.

Healthcare and life insurance – retirees
In the US, the Group provides healthcare and life insurance to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage. The latest full actuarial valuations were carried out at 31 March 2002. These valuations have been updated using assumptions and market values at 31 March 2003. The principal assumptions adopted were a discount rate of 6.25% and that medical costs would increase by 10.0% per annum, decreasing to 5.0% by 2008 and remain at this rate thereafter.

The cost of providing healthcare and life insurance to retired US employees for the year ended 31 March 2003 amounted to £37m (2002: £9m; 2001: £7m).

Pension cost, prepayment and provisions for liabilities and charges
The pension cost charged to operating profit for the year ended 31 March 2003 was £117m (2002: £90m; 2001: £17m credit). This represents defined contribution scheme costs of £1m (2002 and 2001: £nil), and defined benefit regular pension costs of £136m (2002: £127m; 2001: £88m) less a variation from the regular pension cost totalling £20m (2002: £37m; 2001: £105m), of which £2m (2002: £2m; 2001: £2m) relates to the partial release of a pension provision. In addition, net interest includes a credit of £3m (2002: £30m; 2001: £63m) in respect of the notional interest element of the variation from the regular pension cost.

As a result of the deterioration in world stock markets, if formal actuarial valuations of the UK pension funds were carried out, this would in all likelihood reveal deficits. The continuing recognition of a surplus in these circumstances is incompatible with this position. Consequently, the Group has suspended the recognition of any further UK pension surplus amortisation with effect from 1 October 2002. As a result of this action, operating profit and net interest charge are reduced and increased by £21m and £10m respectively compared with the ongoing recognition of such a surplus.

Included in debtors at 31 March 2003 is a pension prepayment of £37m (2002: £35m).

Included within provisions for liabilities and charges at 31 March 2003 is a pension and other post-retirement benefits provision of £551m (2002: £681m) – see note 22.

Back to Contents
7.	Pensions and post-retirement benefits (continued)
FRS 17 Retirement benefits
On 20 November 2000, the Accounting Standards Board introduced a new accounting standard, FRS 17 ‘Retirement Benefits’, replacing SSAP 24 ‘Accounting for Pension Costs’. FRS 17 is fully effective for periods beginning on or after 1 January 2005, though disclosures are required in the financial years prior to its full implementation. Disclosures showing the impact on the Group’s profit and loss account and balance sheet, together with other disclosures required by FRS 17, are set out below.

The disclosures have been prepared by updating the results of the aforementioned valuations by independent qualified actuaries using the projected unit method of valuation on the basis of the following assumptions.
	2003			2002

	UK Pensions	US Pensions	US Other post- retirement benefits	UK Pensions	US Pension	US Other post- retirement benefits

Rate of increase in salaries(i)	3.5	4.0	–	4.7	4.0	–
Rate of increase in pensions in payment and deferred pensions	2.6	–	–	2.8	–	–
Discount rate for liabilities	5.4	6.3	6.3	5.8	7.5	7.5
Rate of increase in Retail Price Index or equivalent	2.5	3.2	–	2.8	3.5	–
Initial healthcare cost trend rate	–	–	10.0	–	–	10.0
Ultimate healthcare cost trend rate	–	–	5.0	–	–	5.0

(i)	A promotional age-related scale has also been used where appropriate.

An analysis of the assets held in the various pension and other post-retirement benefit schemes and the expected rates of return at 31 March 2003 and 31 March 2002 were as follows:

					US – Other post-
	UK – Pensions		US – Pensions		retirement benefits

	Long-term rate of return expected at 31 March 2003%	Value at 31 March 2003 £m	Long-term rate of return expected at 31 March 2003%	Value at 31 March 2003 £m	Long-term rate of return expected at 31 March 2003%	Value at 31 March 2003 £m

Equities	8.5	4,590	11.0	586	11.0	158
Bonds	4.6	5,436	5.1	395	5.0	157
Property	6.5	901	9.0	8	–	–
Other	4.0	171	6.8	28	3.5	58

Total market value of assets		11,098		1,017		373
Present value of scheme liabilities		(13,269)		(1,617)		(1,003)

Deficit in schemes		(2,171)		(600)		(630)
Related deferred tax asset		651		238		250

Net liability		(1,520)		(362)		(380)

					US – Other post-
	UK – Pensions		US – Pensions		retirement benefits

	Long-term rate of return expected at 31 March 2002%	Value at 31 March 2002 £m	Long-term rate of return expected at 31 March 2002%	Value at 31 March 2002 £m	Long-term rate of return expected at 31 March 2002%	Value at 31 March 2002 £m

Equities	7.5	7,462	10.2	902	10.3	236
Bonds	5.4	4,115	6.4	476	5.9	160
Property	6.5	852	8.0	11	–	–
Other	4.4	520	5.6	48	5.9	1

Total market value of assets		12,949		1,437		397
Present value of scheme liabilities		(12,642)		(1,623)		(884)

Surplus/(deficit) in the schemes		307		(186)		(487)
Related deferred tax (liability)/asset		(93)		74		193

Net asset/(liability)		214		(112)		(294)

The net liability/asset for UK – Pensions comprises net pension liabilities relating to funded schemes in deficit of £1,503m (2002: £36m), net pension assets relating to funded schemes in surplus of £nil (2002: £261m) and net pension liabilities relating to unfunded schemes of £17m (2002: £11m).

The net liability for US – Pensions comprises net pension liabilities relating to funded schemes in deficit of £319m (2002: £98m), net pension assets relating to funded schemes in surplus of £nil (2002: £31m) and net pension liabilities relating to unfunded schemes of £43m (2002: £45m).

The net liability for US – Other post-retirement benefits relates to funded schemes for both years presented.

An increase of 0.1% in the discount rate would decrease the present value of liabilities for all schemes by around £235m and decrease the liability net of deferred tax by £161m and vice versa.

Back to Contents

Notes to the accounts continued

7.	Pensions and post-retirement benefits (continued)
If the FRS 17 position had been recognised in the Group’s accounts, the Group’s net assets employed at 31 March would have been as follows:

	2003	2002
	£m	£m

Net assets employed excluding net SSAP 24 liabilities and related impact on regulatory assets	1,481	2,097
Net FRS 17 liabilities	(2,262)	(192)

Net (liabilities)/assets including net FRS 17 liabilities	(781)	1,905

The impact of the implementation of FRS 17 on net (liabilities)/assets employed, as shown above, would be reflected within the profit and loss account reserve.

The pension and other post-retirement deficit has moved during the year ended 31 March 2003 as set out below:

£m

At 1 April 2002	(366)
Current service cost	(171)
Past service cost	(8)
Net loss on settlements or curtailments	(118)
Contributions	317
Other financial income	89
Actuarial losses	(3,208)
Exchange adjustments	64

At 31 March 2003	(3,401)

If FRS 17 had been implemented for the year ended 31 March 2003, the following amounts would have been charged to the profit and loss account in respect of pensions and other post-retirement benefits for the year.

£m

Operating charge
Current service cost	171
Past service cost	8
Net loss on settlements or curtailments	118

Total charge to operating profit	297

Other financial (income)/costs
Expected return on scheme assets	(977)
Interest on scheme liabilities	888

Impact on financial income	(89)

Net profit and loss charge before taxation	208

As the Lattice scheme is a closed scheme, under the projected unit method of valuation, the current service cost will increase as the members of the scheme approach retirement.

If the Group was to prepare its accounts under FRS 17, the net loss on settlements or curtailments above would be reported as part of exceptional items. The net FRS 17 profit and loss account impact before tax excluding these exceptional items amounts to £90m and would compare to the current UK GAAP charge in respect of pensions and other post-retirement benefits amounting to £151m. The pre-exceptional profit and loss account charge (pre-tax) would therefore decrease by £61m.

In addition, the following pre-tax amounts would have been recognised in the statement of total recognised gains and losses.

£m

Difference between actual and expected return on scheme assets	(2,529)
Experience gains arising on scheme liabilities	11
Changes in assumptions	(690)

Actuarial losses	(3,208)
Exchange adjustments	64

Net charge to the statement of total recognised gains and losses	(3,144)

History of experience gains and losses that would be recognised on an FRS 17 basis is set out below:

Difference between actual and expected return on scheme assets (£m)	(2,529)
– percentage of scheme assets	(20%	)
Experience gains arising on scheme liabilities (£m)	11
– percentage of present value of scheme liabilities	–
Actuarial losses (£m)	(3,208)
– percentage of present value of scheme liabilities	(20%	)

Back to Contents
8.	Net interest
	2003	2002	2001
	£m	£m	£m

Bank loans and overdrafts	257	143	142
Other	724	612	649

Interest payable and similar charges	981	755	791
Unwinding of discount on provisions	13	17	19
Interest capitalised	(28)	(38)	(21)

Interest payable and similar charges net of interest capitalised	966	734	789
Interest receivable and similar income	(55)	(123)	(192)

	911	611	597
Joint ventures (including exceptional net interest of £31m (2002: £142m; 2001: £nil), net of interest capitalised £1m (2002: £10m; 2001: £19m))	59	172	12
Associate	–	16	26
	59	188	38

	970	799	635

Comprising:
Net interest, excluding exceptional net interest	939	657	635
Exceptional net interest (note 4(c))	31	142	–

Net interest, including exceptional net interest	970	799	635

Interest on the funding attributable to assets in the course of construction was capitalised during the year at a rate of 5.9% (2002: 6.2% to 7.0%; 2001: 6.7%).

Interest payable and similar charges for 2001 includes £21m of losses arising from the valuation at maturity of US dollar interest rate swaptions that provided an economic hedge against dollar borrowings, but which did not qualify as hedges for accounting purposes. Interest receivable and similar income for 2001 includes a £17m gain on closing out sterling fixed interest rate swaps that were originally entered into as hedges for sterling borrowings.

Interest payable and similar charges includes £12m (2002: £3m; 2001: £nil) relating to the loss incurred on the repurchase of debt during the year.

9.	Taxation
	2003	2002	2001
	£m	£m	£m

United Kingdom
– Corporation tax at 30%	12	153	(2)
– Adjustment in respect of prior years	–	(78)	(20)
– Deferred tax: timing differences	107	(26)	68
– Adjustment in respect of prior years	–	4	18

	119	53	64

Overseas
– Corporate tax	27	73	27
– Adjustment in respect of prior years	–	1	–
– Deferred tax: timing differences	94	(48)	44

	121	26	71

	240	79	135
Joint ventures	5	6	4
Associate	–	–	8

	245	85	147

Comprising:
Taxation – excluding exceptional items	373	251	390
Taxation – exceptional tax credit (note 4(d))	–	–	(230)
Taxation – exceptional items	(128)	(166)	(13)
	(128)	(166)	(243)

	245	85	147

Back to Contents

Notes to the accounts continued

9.	Taxation (continued)
A reconciliation of the UK corporation tax rate to the effective tax rate of the Group is as follow
	% of profit before taxation
	2003	2002	2001

UK corporation tax rate	30.0	30.0	30.0
Effect on tax charge of:
Origination and reversal of timing differences	(12.3)	(4.6)	(10.6)
Permanent differences	2.1	1.2	1.8
Overseas income taxed at other than UK statutory rate	(2.5)	(5.2)	(2.8)
Other	0.3	2.6	5.6

Current tax charge	17.6	24.0	24.0
Deferred taxation: origination and reversal of timing differences	12.3	4.6	10.6

Effective tax rate before goodwill amortisation, prior year adjustments and exceptional items	29.9	28.6	34.6
Effect of goodwill amortisation	2.7	2.8	2.4

Effective tax rate before prior year adjustments and exceptional items	32.6	31.4	37.0
Adjustment in respect of prior years	–	(7.0)	(0.2)

Effective tax rate after adjustments in respect of prior years and before exceptional items	32.6	24.4	36.8
Exceptional items	4.1	(54.3)	(25.3)

Effective tax rate after exceptional items	36.7	(29.9)	11.5

Factors that may affect future tax charges
The Group has brought forward non-trading debits of £75m (2002: £75m; 2001: £78m), which may reduce taxable profits in future years.

No provision has been made for deferred tax on gains recognised on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the replacement assets were sold without it being possible to claim roll-over relief. The total amount unprovided for is £58m (2002: £56m; 2001: £52m). At present, it is not envisaged that any tax will become payable in the foreseeable future.

10.	Dividends
The following table shows the dividends paid or proposed by National Grid Transco for the year ended 31 March 2003:
	2003
	pence
	(per ordinary	2003
	share)	£m

National Grid Transco
Ordinary dividends
– Interim	6.86	213
– Proposed final	10.34	317

	17.20	530

The following disclosures relate to National Grid and Lattice prior to the Merger:
	2002	2001
	pence	pence
	(per ordinary	(per ordinary	2002	2001
	share)	share)	£m	£m

National Grid
Ordinary dividends
– Interim	6.46	6.05	96	89
– Final	9.58	9.03	169	134

	16.04	15.08	265	223

Lattice
Ordinary dividends
– Interim	3.60	3.50	126	123
– Second interim	5.40	–	189	–
– Final	–	3.50	–	123

	9.00	7.00	315	246

Total pre-Merger dividends	n/a	n/a	580	469

Back to Contents
11.	Earnings per share and adjusted profit on ordinary activities before taxation
a) Earnings per share
	Earnings per share 2003 pence	Profit for the year 2003 £m	Weighted average number shares 2003 million	(Loss)/ earnings per share 2002 pence	(Loss)/profit for the year 2002 £m	Weighted average number shares 2002 million	Earnings per share 2001 pence	Profit for the year 2001 £m	Weighted average number shares 2001 million

Basic, including exceptional items and goodwill amortisation	12.7	391	3,078	(11.3)	(321)	2,832	40.5	1,124	2,777
Exceptional operating items (note 4(a))	11.3	347	–	46.9	1,327	–	3.2	88	–
Exceptional non-operating items (note 4(b))	3.2	99	–	(5.5)	(156)	–	(11.0)	(306)	–
Exceptional financing charge (note 4(c))	1.0	31	–	5.0	142	–	–	–	–
Exceptional tax credit (note 4(d))	(4.1)	(128)	–	(5.9)	(166)	–	(8.8)	(243)	–
Exceptional minority interest (note 4(e))	0.9	28	–	(1.8)	(50)	–	–	–	–
Goodwill amortisation	3.3	102	–	3.4	97	–	3.0	85	–

Adjusted basic, excluding exceptional items and goodwill amortisation	28.3	870	3,078	30.8	873	2,832	26.9	748	2,777
Dilutive impact of employee share options	(0.1)	–	10	(0.2)	–	21	(0.2)	–	18
Dilutive impact of 4.25% Exchangeable Bonds	(0.3)	22	110	(0.4)	22	110	(0.3)	21	110

Adjusted diluted, excluding exceptional items and goodwill amortisation	27.9	892	3,198	30.2	895	2,963	26.4	769	2,905
Exceptional operating items (note 4(a))	(10.9)	(347)	–	(44.8)	(1,327)	–	(3.0)	(88)	–
Exceptional non-operating items (note 4(b))	(3.1)	(99)	–	5.3	156	–	10.5	306	–
Exceptional financing charge (note 4(c))	(1.0)	(31)	–	(4.8)	(142)	–	–	–	–
Exceptional tax credit (note 4(d))	4.0	128	–	5.6	166	–	8.4	243	–
Exceptional minority interest (note 4(e))	(0.9)	(28)	–	1.7	50	–	–	–	–
Goodwill amortisation	(3.2)	(102)	–	(3.3)	(97)	–	(2.9)	(85)	–

Diluted, including exceptional items and goodwill amortisation	12.8	413	3,198	(10.1)	(299)	2,963	39.4	1,145	2,905

Earnings per ordinary share, excluding exceptional items and goodwill amortisation, are provided in order to reflect the underlying performance of the Group.

In respect of the years ended 31 March 2003 and 31 March 2002, the potential ordinary shares related to the 4.25% Exchangeable Bonds are dilutive, as they would decrease earnings from continuing operations. Consequently, the diluted earnings per share are higher than basic earnings per share because of the effect of losses arising from discontinued operations.

b) Adjusted profit on ordinary activities before taxation
The following table reconciles profit before taxation on ordinary activities to adjusted profit on ordinary activities before taxation. Adjusted profit on ordinary activities before taxation excludes exceptional items and goodwill amortisation and is provided to reflect the underlying pre-tax performance of the Group.

	2003	2002	2001
	£m	£m	£m

Profit/(loss) on ordinary activities before taxation	667	(284)	1,278
Exceptional operating items (note 4(a))	347	1,327	88
Exceptional non-operating items (note 4(b))	99	(156)	(306)
Exceptional financing charge (note 4(c))	31	142	–
Goodwill amortisation	102	97	85

Adjusted profit on ordinary activities before taxation	1,246	1,126	1,145

Back to Contents

Notes to the accounts continued

12.	Intangible fixed assets
Group	Goodwill £m	Negative goodwill £m	Other £m	Total £m

Cost at 1 April 2002	2,295	(37)	11	2,269
Exchange adjustments	(238)	–	(1)	(239)
Adjustment to provisional fair value at acquisition (note 28)	82	–	–	82
Additions	–	–	1	1
Disposals	(4)	–	–	(4)

Cost at 31 March 2003	2,135	(37)	11	2,109

Amortisation at 1 April 2002	160	–	2	162
Exchange adjustments	(14)	–	–	(14)
Charge/(credit) for the year	106	(4)	3	105
Release relating to asset impairment (note 13)	–	(33)	–	(33)
Disposals	(4)	–	–	(4)

Amortisation at 31 March 2003	248	(37)	5	216

Net book value at 31 March 2003	1,887	–	6	1,893

Net book value at 31 March 2002	2,135	(37)	9	2,107

13.	Tangible fixed assets
Group	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m

Cost at 1 April 2002	1,240	22,918	881	1,190	26,229
Exchange adjustments	(63)	(774)	(15)	(5)	(857)
Adjustment to provisional fair value at acquisition (note 28)	–	(14)	–	–	(14)
Additions	62	292	1,016	149	1,519
Disposal of Group undertakings	(82)	(193)	(2)	(246)	(523)
Other disposals	(123)	(390)	–	(234)	(747)
Reclassifications	3	826	(845)	16	–

Cost at 31 March 2003	1,037	22,665	1,035	870	25,607

Depreciation at 1 April 2002	386	7,953	–	680	9,019
Exchange adjustments	(17)	(289)	–	(2)	(308)
Charge for the year	20	691	–	140	851
Impairment write-down	108	19	–	41	168
Disposal of Group undertakings	(75)	(184)	–	(65)	(324)
Other disposals	(79)	(372)	–	(195)	(646)

Depreciation at 31 March 2003	343	7,818	–	599	8,760

Net book value at 31 March 2003	694	14,847	1,035	271	16,847

Net book value at 31 March 2002	854	14,965	881	510	17,210

The net book value of land and buildings comprises:
	2003 £m	2002 £m

Freehold	653	763
Long leasehold (over 50 years)	32	33
Short leasehold (under 50 years)	9	58

	694	854

Included within the impairment write-down of £168m, is a write-down of tangible fixed assets amounting to £33m, which has been matched by an equivalent release of related negative goodwill – see note 12.

Included within creditors (amounts falling due within one year) and creditors (amounts falling due after more than one year) are contributions to the cost of tangible fixed assets amounting to £32m (2002: £33m) and £1,079m (2002: £1,117m) respectively.

Back to Contents

14.	Fixed asset investments

	Group						Company

	Unlisted joint ventures		Associate

	Share of net assets £m	Loans £m	Share of net assets £m	Own shares £m	Other investments £m	Total £m	Group undertakings £m

At 1 April 2002	204	87	392	53	204	940	2,080
Exchange adjustments	(24)	(8)	–	–	(20)	(52)	–
Additions	2	–	–	–	8	10	188
Disposals	(60)	–	–	(14)	(18)	(92)	(43)
Share of retained loss	(112)	–	–	–	–	(112)	–
Reclassification	70	(70)	–	–	–	–	–
Write-off	(9)	(9)	(392)	–	(4)	(414)	–
Transfer from provisions	(27)	–	–	–	–	(27)	–

At 31 March 2003	44	–	–	39	170	253	2,225

Impairment at 1 April 2002	143	87	392	–	–	622	–
Exchange adjustments	(17)	(8)	–	–	–	(25)	–
Charge for the year	2	–	–	–	–	2	–
Utilised	(129)	–	–	–	–	(129)	–
Disposals	(60)	–	–	–	–	(60)	–
Write-off	(9)	(9)	(392)	–	–	(410)	–
Reclassification	70	(70)	–	–	–	–	–

Impairment at 31 March 2003	–	–	–	–	–	–	–

Net book value at 31 March 2003	44	–	–	39	170	253	2,225

Net book value at 31 March 2002	61	–	–	53	204	318	2,080

At 31 March 2002, the associate (Energis plc) was a listed company and the Group’s investment had a market value of £16m at that date. The associate’s shares are no longer listed.

Own shares at 31 March 2003 related to 10m 10p ordinary shares in National Grid Transco plc, held by employee share trusts for the purpose of satisfying certain obligations under the various share option schemes operated by the Group. The carrying value of £39m (market value £37m at 31 March 2003) represented the exercise amounts receivable in respect of those shares which were issued at market value by the Company and the cost in respect of those shares purchased in the open market.

Funding is provided to the trusts by Group undertakings. The trusts have waived their rights to dividends on these shares.

Own shares at 31 March 2002 related to 13m 10p ordinary shares in National Grid (book value £46m) and 33m 10p ordinary shares in Lattice (book value £7m), prior to the Merger.

At 31 March 2002, the 13m 10p ordinary shares in National Grid were held by employee share trusts for the purpose of satisfying certain obligations under the various share option schemes operated by National Grid. The carrying value of £46m (market value £61m at 31 March 2002) represented the exercise amounts receivable in respect of those shares which were issued at market value by National Grid and the cost in respect of those shares purchased in the open market.

At 31 March 2002, the 33m 10p ordinary shares in Lattice were held by an All Employee Share Ownership Plan (AESOP) for future employee share schemes which were dependent on performance targets. The carrying value of the shares at 31 March 2002 was £7m (market value £57m at 31 March 2002).

The names of the principal Group undertakings and joint ventures are included in note 32.

15.	Stocks

	Group

	2003 £m	2002 £m

Raw materials and consumables	60	78
Work in progress	53	34
Fuel stocks	13	13

	126	125

Back to Contents

Notes to the accounts continued

16.	Debtors
	Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Amounts falling due within one year:
Trade debtors	628	668	–	–
Amounts owed by Group undertakings	–	–	2,652	2,023
Amounts owed by a former associate (i)	6	22	–	–
Regulatory assets	406	444	–	–
Prepayments and accrued income	396	395	–	–
Other debtors	375	360	12	6

	1,811	1,889	2,664	2,029

Amounts falling due after more than one year:
Amounts owed by a former associate (i)	44	40	–	–
Regulatory assets	3,337	3,970	–	–
Other debtors	14	48	–	–

	3,395	4,058	–	–

Total debtors	5,206	5,947	2,664	2,029

				Group
Provision for doubtful debts				£m

At 1 April 2002				72
Adjustments to provisional fair value at acquisition (note 28)				42
Charge for the year				24
Uncollectable amounts written off net of recoveries				(22)

At 31 March 2003				116

(i) Comparative figures reflect status as an associate.

Other debtors include tax recoverable of £62m (2002: £6m) and debtors arising on the sale of nuclear plant of £nil (2002: £176m).

The amounts owed by a former associate (2002: associate) include a net investment in a finance lease amounting to £50m (2002: £45m) comprising total rentals receivable of £71m (2002: £65m) less unearned income of £21m (2002: £20m), of which £6m (2002: £5m) falls due within one year and £44m (2002: £40m) falls due after more than one year. Rentals received and receivable in the year amounted to £11m (2002: £9m). At 31 March 2003, the minimum lease payments for each of the five years ending 31 March 2008 are £11m.

17.	Assets held for exchange
The assets held for exchange of £17m (2002: £17m) represent the carrying value of 74m (2002: 74m) shares in Energis plc which are held to satisfy obligations under the 6% Mandatorily Exchangeable Bonds 2003, as explained in note 20. The voting rights in respect of 61m (2002: 61m) of these shares are vested in the bondholders.

18.	Creditors (amounts falling due within one year)
	Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Borrowings (note 20)	2,246	2,050	557	604
Trade creditors and accruals	1,249	1,133	–	–
Amounts owed to Group undertakings	–	–	1,439	1,340
Amounts owed to a former associate (i)	–	5	–	–
Purchased power obligations	68	102	–	–
Corporate tax	–	30	–	–
Social security and other taxes	203	194	–	–
Proposed dividend	317	358	317	169
Liability for index-linked swap contracts	121	53	–	–
Other creditors	589	687	8	4
Deferred income	253	276	–	–

	5,046	4,888	2,321	2,117

(i) Comparative figures reflect status as an associate.

Other creditors include interest payable of £269m (2002: £310m).

Back to Contents
19.	Creditors (amounts falling due after more than one year)
	Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Borrowings (note 20)	12,233	12,713	–	–
Purchased power obligations	253	362	–	–
Liability for index-linked swap contracts	381	408	–	–
Other creditors	309	268	–	–
Deferred income	1,079	1,117	–	–

	14,255	14,868	–	–

Purchased power obligations
As part of the sale of substantially all of its non-nuclear generating business, National Grid USA entered into purchased power transfer agreements with the purchasers whereby the purchasers took over a number of long-term contracts between National Grid USA and owners of various generating units. In exchange, National Grid USA committed to make fixed monthly payments to the purchasers towards the above-market cost of the contracts. The creditor relating to purchased power obligations, which is also reflected in regulatory assets (note 16), represents the net present value of these monthly payments discounted at 2.78%. At 31 March 2003, amounts falling due after more than five years totalled £15m (2002: £65m).

Liability for index-linked swap contracts
National Grid USA has entered into indexed swap contracts that expire in 2008 and a further three swap contracts that expire in June and September 2003. National Grid USA has recorded a liability in respect of these contractual obligations and recorded a corresponding regulatory asset as losses on these instruments will be recovered from customers. The amount of the liability and regulatory asset will fluctuate over the remaining terms of the swaps as nominal energy quantities are settled and may be adjusted as periodic assessments are made of energy prices.

20.	Borrowings
The following table analyses the Group’s total borrowings after taking account of currency and interest rate swaps:

	Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Amounts falling due within one year:
Bank loans and overdrafts	484	180	–	–
Commercial paper	557	642	557	604
6% Mandatorily Exchangeable Bonds 2003	243	243	–	–
Other bonds	730	889	–	–
Other loans	232	96	–	–

	2,246	2,050	557	604

Amounts falling due after more than one year:
Bank loans	613	318	–	–
4.25% Exchangeable Bonds 2008	502	491	–	–
Other bonds	10,881	11,627	–	–
Other loans	237	277	–	–

	12,233	12,713	–	–

Total borrowings	14,479	14,763	557	604

Total borrowings are repayable as follows:
In one year or less	2,246	2,050	557	604
In more than one year, but not more than two years	1,031	1,212	–	–
In more than two years, but not more than three years	834	954	–	–
In more than three years, but not more than four years	1,924	742	–	–
In more than four years, but not more than five years	882	2,005	–	–
In more than five years
– by instalments	46	56	–	–
– other than by instalments	7,516	7,744	–	–

	14,479	14,763	557	604

At 31 March 2003, borrowings totalling £1,415m (2002: £1,889m) were secured by charges over property, plant and other assets of the Group.

In February 1999, National Grid Holdings One plc issued 14.7m Equity Plus Income Convertible Securities (‘EPICs’) in the form of 6% Mandatorily Exchangeable Bonds 2003 (‘exchangeable bonds’) in the aggregate principal amount of US$401m. The EPICs were exchangeable, subject to certain exceptions, on or prior to 26 April 2003 at the option of the holder of the bonds (‘bondholders’) into ordinary shares of Energis plc, a company which prior to 16 July 2002 was an associated undertaking. On 16 July 2002, trading in the shares of Energis plc were suspended and on 6 May 2003, five Energis shares for each EPICs were delivered by the Group to bondholders in satisfaction of the bonds outstanding at 31 March 2003.

The notional amount at maturity of the Group’s debt portfolio is £15,621m (2002: £15,954m).

Back to Contents

Notes to the accounts continued

20.	Borrowings (continued)
The 4.25% Exchangeable Bonds 2008 (‘the Bonds’) are exchangeable on or prior to 8 February 2008 at the option of the holder into 110,302,907 ordinary shares of the Company at the exchange price of 417p per ordinary share. After 17 February 2003, the Group has the right to redeem the Bonds at any time in whole (but not in part) at the principal amount outstanding, including any redemption premium. Unless earlier redeemed, exchanged or purchased, the Bonds will be redeemed on 17 February 2008 at their principal amount plus a premium (together the Redemption Price, being £1,209.31 per £1,000 principal amount of Bonds). When a bondholder elects to exchange Bonds for ordinary shares, the Group has the option to pay an amount equal to the cash value of the ordinary shares that would otherwise have been issued by the Company. For the purposes of the maturity analysis of borrowings shown above, early exchange of the Bonds has not been anticipated and the Bonds have been classified as repayable in more than four years but not more than five years.

The principal items included within Other bonds are listed below. Unless otherwise indicated, these instruments were outstanding as at both 31 March 2003 and 31 March 2002.

Issuer	Description of instrument (notional amount)

British Transco Finance (No5) Limited	GBP 115 million Floating Rate Instruments due 2006
British Transco Finance Inc.	USD 300 million 6.625% Fixed Rate Instruments due 2018
British Transco International Finance BV	USD 500 million 6.125% Fixed Rate Instruments due 2003
British Transco International Finance BV	ITL 150,000 million 10.75% Fixed Rate Instruments due 2003
British Transco International Finance BV	USD 250 million 6.25% Fixed Rate Instruments due 2003
British Transco International Finance BV	USD 300 million 6.0% Fixed Rate Instruments due 2004
British Transco International Finance BV	USD 350 million 6.625% Fixed Rate Instruments due 2004
British Transco International Finance BV	ITL 250,000 million 5.25% Fixed Rate Instruments due 2005
British Transco International Finance BV	USD 350 million 7.0% Fixed Rate Instruments due 2006
British Transco International Finance BV	FRF 2,000 million 5.125% Fixed Rate Instruments due 2009
British Transco International Finance BV	USD 1,500 million Zero Coupon Bond due 2021
National Grid Company plc (i)	GBP 26.2 million Zero Coupon Bond due 2002
National Grid Company plc	GBP 240 million 8.0% Fixed Rate Instruments due 2006
National Grid Company plc (ii)	GBP 250 million 4.75% Fixed Rate Instruments due 2010
National Grid Company plc (ii)	GBP 300 million 2.983% Guaranteed Retail Price Index-Linked Instruments due 2018
National Grid Company plc (iii)	GBP 220 million 3.806% Retail Price Index-Linked Instruments due 2020
National Grid Company plc	GBP 450 million 5.875% Fixed Rate Instruments due 2024
National Grid Company plc	GBP 360 million 6.5% Fixed Rate Instruments due 2028
National Grid Company plc (iii)	GBP 70 million 3.589% Limited Retail Price Index-Linked Instruments due 2030
National Grid Company plc (ii)	GBP 50 million 2.817% Guaranteed Limited Retail Price Index-Linked Instruments due 2032
NGG Finance plc	EUR 1,250 million 5.25% Fixed Rate Instruments due 2006
NGG Finance plc	EUR 750 million 6.125% Fixed Rate Instruments due 2011
Niagara Mohawk Power Corporation (i)	USD 230 million 5.875% Taxable First Mortgage Bonds due 2002
Niagara Mohawk Power Corporation (i)	USD 400 million 7.25% Senior Notes due 2002
Niagara Mohawk Power Corporation	USD 400 million 7.375% Senior Notes due 2003
Niagara Mohawk Power Corporation	USD 220 million 7.375% Taxable First Mortgage Bonds due 2003
Niagara Mohawk Power Corporation	USD 300 million 8.0% Taxable First Mortgage Bonds due 2004
Niagara Mohawk Power Corporation	USD 300 million 5.375% Senior Notes due 2004
Niagara Mohawk Power Corporation	USD 110 million 6.625% Taxable First Mortgage Bonds due 2005
Niagara Mohawk Power Corporation	USD 400 million 7.625% Senior Notes due 2005
Niagara Mohawk Power Corporation	USD 150 million 9.75% Taxable First Mortgage Bonds due 2005
Niagara Mohawk Power Corporation	USD 275 million 7.75% Taxable First Mortgage Bonds due 2006
Niagara Mohawk Power Corporation	USD 200 million 8.875% Senior Notes due 2007
Niagara Mohawk Power Corporation	USD 600 million 7.75% Senior Notes due 2008
Niagara Mohawk Power Corporation	USD 500 million 8.5% Senior Notes due 2010
Niagara Mohawk Power Corporation (iv)	USD 165 million 8.5% Taxable First Mortgage Bonds due 2023
Niagara Mohawk Power Corporation	USD 210 million 7.875% Taxable First Mortgage Bonds due 2024
Niagara Mohawk Power Corporation	USD 115.71 million 7.2% Tax-Exempt First Mortgage Bonds due 2029
Transco Holdings plc	GBP 503.078 million Floating Rate Instruments due 2009
Transco Holdings plc	GBP 503.078 million 4.1875% Index-Linked Instruments due 2022
Transco Holdings plc	GBP 503.078 million 7.0% Fixed Rate Instruments due 2024
Transco plc (i)	JPY 55,000 million Floating Rate Instruments due 2002
Transco plc (i)	GBP 200 million 8.125% Fixed Rate Instruments due 2003
Transco plc	EUR 650 million 5.25% Fixed Rate Instruments due 2006
Transco plc	GBP 250 million 6.125% Fixed Rate Instruments due 2006
Transco plc	GBP 200 million 5.625% Fixed Rate Instruments due 2007
Transco plc	GBP 250 million 8.875% Fixed Rate Instruments due 2008
Transco plc	AUD 500 million 7.0% Fixed Rate Instruments due 2008
Transco plc	GBP 300 million 5.375% Fixed Rate Instruments due 2009
Transco plc	GBP 250 million 6.0% Fixed Rate Instruments due 2017
Transco plc	GBP 275 million 8.75% Fixed Rate Instruments due 2025
Transco plc	GBP 50 million 6.2% Fixed Rate Instruments due 2028

(i)	Matured during the year ended 31 March 2003.
(ii)	Issued during the year ended 31 March 2003.
(iii)	Issue tapped during the year ended 31 March 2003.
(iv)	Redeemed during the year ended 31 March 2003.

Back to Contents

21.	Financial instruments
The Group’s treasury policy, described on pages 34 to 36, includes details of the nature, terms and credit risk associated with financial instruments with off-balance sheet risk.

The Group’s counterparty exposure under foreign currency swaps and foreign exchange contracts was £443m (2002: £235m) and under interest rate swaps was £170m (2002: £40m).

The Group had no significant exposure to either individual counterparties or geographical groups of counterparties at 31 March 2003.

Where permitted by FRS 13 ‘Derivatives and other Financial Instruments: Disclosures’, short-term debtors and creditors, have been excluded from the following disclosures. It is assumed that because of short maturities, the fair value of short-term debtors and creditors approximates to their book value.

Currency and interest rate composition of financial liabilities
The currency and interest rate composition of the Group’s financial liabilities are shown in the table below after taking into account currency and interest rate swaps:

			Fixed rate liabilities

At 31 March 2003	Total £m	Variable rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed years

Sterling	9,655	4,157	5,498	6.29	8.3
US dollars	4,824	965	3,859	7.09	5.9

Borrowings	14,479	5,122	9,357	6.62	7.3
Other financial liabilities (sterling)	76	60	16	5.34	2.7
Other financial liabilities (US dollars)	824	755	69	5.77	–	(i)

	15,379	5,937	9,442	6.61	7.2

At 31 March 2002

Sterling	8,840	4,065	4,775	6.30	9.6
US dollars	5,923	1,081	4,842	7.33	6.1

Borrowings	14,763	5,146	9,617	6.71	7.5
Other financial liabilities (sterling)	28	5	23	5.34	3.6
Other financial liabilities (US dollars)	947	868	79	5.80	–	(i)

	15,738	6,019	9,719	6.70	7.4

(i) Excludes non-equity minority interests of £69m (2002: £79m) with no final repayment date.

At 31 March 2003, the weighted average interest rate on short-term borrowings of £2,246m (2002: £2,050m) was 5.8% (2002: 4.5%).

Foreign exchange forward deals held to manage the currency mix of the Group’s borrowings portfolios comprising £165m (2002: £190m) forward sale of US dollars, have not been adjusted in the table above.

Other US dollar financial liabilities predominantly relate to indexed-linked energy swap contracts of £502m (2002: £461m), purchased power obligations due after more than one year of £253m (2002: £362m), exchange translation of cross-currency swaps of £nil (2002: £45m) and non-equity minority interests of £69m (2002: £79m).

Substantially all of the variable rate borrowings are subject to interest rates which fluctuate with LIBOR for the appropriate currency at differing premiums or, in the case of certain US companies, are based on the market rate for tax exempt commercial paper.

In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are assumed to have a life based on the earliest date at which they can be cancelled.

Back to Contents

Notes to the accounts continued

21.	Financial instruments (continued)
Currency and interest rate composition of financial assets
The currency and interest rate composition of the Group’s financial assets are shown in the table below after taking into account currency and interest rate swaps:

				Fixed rate assets

						Weighted
						average
					Weighted	period
		Non-interest			average	for which
At 31 March 2003	Total	bearing	Variable rate	Fixed rate	interest rate	rate is fixed
	£m	£m	£m	£m	%	years

Sterling	423	–	423	–	–	–
US dollars	147	–	147	–	–	–
Other currencies	31	–	31	–	–	–

Cash and investments	601	–	601	–	–	–
Other financial assets (sterling)	67	17	–	50	11.5	4.5
Other financial assets (US dollars)	34	–	1	33	4.77	10.8

	702	17	602	83	8.85	7.0

At 31 March 2002
Sterling	340	–	198	142	–	–
US dollars	122	–	120	2	–	–

Other currencies	2	–	2	–	–	–

Cash and investments	464	–	320	144	–	–
Other financial assets (sterling)	62	17	–	45	11.5	4.1
Other financial assets (US dollars)	59	17	14	28	4.72	9.2

	585	34	334	217	8.87	6.1

Other financial assets at 31 March 2003 predominantly relate to assets held for exchange of £17m (2002: £17m), a net investment in a finance lease of £50m (2002: £45m), fixed asset investments of £33m (2002: £40m) and investment held for resale of £nil (2002: £15m). Cash and investments earn interest at local prevailing rates for maturity periods generally not exceeding 12 months, and include listed investments with a cost and market value of £226m (2002: £228m). The non-interest bearing assets held for exchange were realised in May 2003, on redemption of the 6% Mandatorily Exchangeable Bonds 2003, as described in note 20.

The maturity profile of the Group’s financial liabilities and assets are shown in the tables below after taking into account currency and interest rate swaps:

Maturity of financial liabilities at 31 March	2003	2002
	£m	£m

In one year or less	2,380	2,153
In more than one year, but not more than two years	1,192	1,379
In more than two years, but not more than three years	1,005	1,115
In more than three years, but not more than four years	2,090	901
In more than four years, but not more than five years	1,040	2,151
In more than five years	7,672	8,039

	15,379	15,738

Maturity of financial assets at 31 March	2003	2002
	£m	£m

In one year or less	611	511
In more than one year, but not more than two years	8	6
In more than two years, but not more than three years	25	22
In more than three years, but not more than four years	10	7
In more than four years, but not more than five years	11	7
In more than five years	37	32

	702	585

Back to Contents
21.	Financial instruments (continued)
Fair values of financial instruments at 31 March
	2003		2002

	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

6% Mandatorily Exchangeable Bonds 2003	(243)	(17)	(243)	(18)
Other short-term debt	(1,965)	(1,973)	(1,807)	(1,830)
4.25% Exchangeable Bonds 2008	(502)	(510)	(491)	(543)
Other long-term debt	(12,081)	(13,042)	(12,347)	(12,987)
Cash and investments	601	601	464	464
Other financial liabilities	(900)	(871)	(975)	(971)
Net investment in finance lease	50	50	45	46
Assets held for exchange	17	17	17	17
Other financial assets	34	50	59	57

Financial instruments held to manage interest rate and currency profiles:
Interest rate swaps	–	8	–	(38)
Forward foreign currency contracts and cross-currency swaps	312	533	125	189

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

The notional principal amounts relating to financial instruments held to manage interest rate and currency profiles for interest rate swaps and forward rate agreements, foreign currency contracts and cross-currency swaps, amounted to £6,363m (2002: £10,042m) and £5,017m (2002: £5,958m) respectively.

Gains and losses on hedges
	Unrecognised	Unrecognised	Unrecognised	Deferred	Deferred	Deferred
	gains	losses	net gain	gains	losses	net loss
	£m	£m	£m	£m	£m	£m

Gains/(losses) on hedges at 1 April 2002	180	(154)	26	29	(89)	(60)
(Gains)/losses arising in previous years recognised in the year	(27)	7	(20)	(7)	14	7

Gains/(losses) arising in previous years not recognised in the year	153	(147)	6	22	(75)	(53)
Gains/(losses) arising in the year	305	(82)	223	17	(13)	4

Gains/(losses) on hedges at 31 March 2003	458	(229)	229	39	(88)	(49)

Of which:
Gains/(losses) expected to be recognised within one year	2	(12)	(10)	11	(12)	(1)
Gains/(losses) expected to be recognised after one year	456	(217)	239	28	(76)	(48)

Borrowing facilities
At 31 March 2003, the Group had bilateral committed credit facilities of £1,221m (2002: £1,641m) all of which were undrawn. The Group also had committed credit facilities from syndicates of banks of £1,880m at 31 March 2003 (2002: £2,688m) all of which were undrawn, and an analysis of the maturity of these undrawn committed facilities is shown below:

Undrawn committed borrowing facilities
	2003	2002
	£m	£m

Expiring:
In one year or less	1,155	1,562
In more than one year, but not more than two years	966	323
In more than two years	980	2,444

	3,101	4,329

Of the unused facilities £2,135m (2002: £2,321m) were being held as backup to commercial paper and similar borrowings. The remainder was available as additional backup to commercial paper and for other general corporate purposes.

Back to Contents

Notes to the accounts continued

22.	Provisions for liabilities and charges

	Group							Company

	Decommissioning £m	Post-retirement benefits £m	Environmental £m	Deferred taxation £m	Restructuring £m	Other £m	Total provisions £m	Other £m

At 1 April 2002	121	681	470	2,996	107	288	4,663	77
Exchange adjustments	(12)	(67)	(19)	(102)	–	(12)	(212)	–
Adjustment to provisional fair values at acquisition (note 28)	–	2	–	(54)	–	–	(52)	–
Additions	68	108	–	201	186	17	580	–
Unwinding of discount	9	–	24	–	–	–	33	–
Unused amounts reversed	(30)	(2)	(4)	–	–	(97)	(133)	(77)
Utilised	(13)	(171)	(29)	–	(137)	(86)	(436)	–
Disposal of Group undertaking	–	–	–	(14)	–	–	(14)	–
Transfer to fixed asset investments	–	–	–	–	–	(27)	(27)	–
Other	–	–	–	4	–	–	4	–

At 31 March 2003	143	551	442	3,031	156	83	4,406	–

The decommissioning provision of £143m at 31 March 2003 represented the net present value of the estimated expenditure (discounted at rates between 4.25% and 5.00%) expected to be incurred in respect of the decommissioning of certain nuclear generating units and other related provisions. Related regulatory assets were also recognised (note 16). Expenditure is expected to be incurred between 2003 and 2010. Additions in the year included £9m in respect of the change in the discount rate.

The post-retirement benefits provision was in respect of pensions £253m (2002: £285m) and other post-retirement benefits (health care and life insurance) £298m (2002: £396m).

The environmental provision represented the estimated environmental restoration and remediation costs relating to a number of sites. At 31 March 2003, £244m (2002: £266m) of this provision represented the net present value of statutory decontamination costs of old gas manufacturing sites (discounted at 4.00%). The anticipated timing of the cashflows for statutory decontamination cannot be predicted with certainty. The provision at 31 March 2003 also included £186m (2002: £189m) which represented the net present value of estimated expenditure in the United States which had been discounted at a rate of 6.25%. This expenditure is expected to be incurred between 2003 and 2042. Substantially all of the remainder of the environmental provision is expected to be utilised within the next five years. The undiscounted amount of the provision was £561m.

At 31 March 2003, £50m of the total restructuring provision (2002: £40m) consisted primarily of provisions for the disposal of surplus leasehold interests and rates payable on surplus properties. The expected payment dates for property restructuring costs remain uncertain.

Other provisions included £12m (2002: £223m) in respect of obligations associated with the impairment of investments in joint ventures and associate and, in respect of the position at 31 March 2002, included the recognition of the net liabilities of a joint venture amounting to £37m. Other provisions also included £49m (2002: £58m) of estimated liabilities in respect of past events incurred by the Group’s insurance undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates were based on experience from previous years and there was, therefore, no identifiable payment date.

Deferred taxation comprised:
	Provided

	2003 £m	2002 £m

Accelerated capital allowances	2,997	2,915
Other timing differences	34	81

	3,031	2,996

A deferred tax asset in respect of substantial capital losses had not been recognised because their future recovery was uncertain. The exact amount of these losses not recognised at 31 March 2003 was not yet quantified pending agreement of the amount with relevant tax authorities.

23.	Share capital
Group	Allotted, called up and fully paid

	millions	£m

At 31 March 2000 (i)	2,808	281

At 31 March 2001	2,808	281
Issued during the year	292	29

At 31 March 2002	3,100	310
Issued during the year	1	–
Redeemed during the year	(24)	(2)

At 31 March 2003	3,077	308

One £1 special rights non-voting redeemable preference share (2002 and 2001: one).

(i)	In accordance with merger accounting principles, the shares issued in connection with the Merger have been treated as if those shares were in issue throughout the year and comparative periods.

Back to Contents
23.	Share capital (continued)
The total consideration received by the Group in respect of shares issued during the year ended 31 March 2003 was £4m, all of which was received from employee share trusts, which represented contributions from Group undertakings.

During the course of the year, the Group purchased for cancellation 24,225,000 of its ordinary shares at an average price per ordinary share of 401.59p.

Company	Allotted and issued		Called up and partly paid		Called up and fully paid

	number	£	number	£	millions	£m

On incorporation at 11 July 2000 – ordinary shares of £1	1	1	1	–	–	–
10:1 share split	9	–	9	–	–	–

At 28 November 2000 – ordinary shares of 10 pence	10	1	10	–	–	–
Issued during the year	499,990	49,999	499,990	12,500	–	–

At 31 March 2001	500,000	50,000	500,000	12,500	–	–
Cancelled during the year	(500,000)	(50,000)	(500,000)	(12,500)	–	–
Issued during the year	1,776,932,870	177,693,287	23,450 (i)	2,345	1,777	178

At 31 March 2002	1,776,932,870	177,693,287	23,450	2,345	1,777	178
Issued during the year	1,324,195,509	132,419,551	–	–	1,324	132
Fully paid up during the year	–	–	(23,450)	(2,345)	–	–
Repurchased and cancelled during the year	(24,225,000)	(2,422,500)	–	–	(24)	(2)

At 31 March 2003	3,076,903,379	307,690,338	–	–	3,077	308

One £1 special rights non-voting redeemable preference share (2002: one; 2001: nil).

(i)	These shares were nil paid at 31 March 2002. They represented shares issued to financial institutions in order to purchase Niagara Mohawk which were not required to form part of the final consideration and were sold on the open market during the year ended 31 March 2003.

The Company was incorporated on 11 July 2000 with authorised share capital of 100 ordinary shares of £1 each. On 28 November 2000, the ordinary shares of £1 each were subdivided into ordinary shares of 10 pence each in a 10:1 share split and the authorised share capital was increased to 2,500m ordinary shares of 10 pence each. At 31 March 2001, the authorised share capital of the Company was £250m and the allotted and issued share capital of the Company was £50,000 (500,000 ordinary shares of 10 pence each), of which £12,500 had been called up and paid.

At 31 March 2002, the authorised share capital of the Company was £250m (2,500m ordinary shares of 10 pence each and one £1 special rights non-voting redeemable preference share).

On 21 October 2002, the authorised share capital of the Company was increased to £500m (5,000m ordinary shares of 10 pence each and one £1 special rights non-voting redeemable preference share). This remained unchanged at 31 March 2003.

The total consideration received by the Company in respect of ordinary shares issued during the year ended 31 March 2003 was £136m, of which £4m was received from employee share trusts, which represented contributions from Group undertakings. The remaining ordinary shares were issued on the merger with Lattice as explained in notes 1 and 29.

The special rights non-voting redeemable preference share of £1 in National Grid Transco plc (‘the Special Share’), held on behalf of the Crown, was issued by National Grid to the Secretary of State for Trade and Industry on 31 January 2002 as part of a scheme of arrangement. It is redeemable at any time at par at the option of the holder, after consulting the Company. The Special Share does not carry any rights to vote at general meetings but entitles the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of certain Articles of Association of the Company, require the prior written consent of the holder of the Special Share. The Special Share confers no right to participate in the capital or profits of the Company, except that on a winding-up the holder of the Special Share is entitled to repayment of £1 in priority to other shareholders. Prior to 31January 2002, the Secretary of State for Trade and Industry held a Special Share with equivalent rights in National Grid Holdings One plc.

A similar special share in Lattice was held at 31 March 2002 by the Crown. This share was redeemed on 21 October 2002 as part of the Merger arrangements.

Share option schemes
The Group operates two principal forms of share option schemes. They are an employee sharesave scheme and an Executive Share Option Scheme (‘the Executive Scheme’). The details given below relate to the schemes operated by National Grid and Lattice, which became schemes of National Grid Transco plc as of the date of the Merger. Each Lattice scheme option was converted into 0.375 National Grid Transco plc options.

In any ten year period, the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the Group’s share option schemes may not exceed the number of shares representing 10% of the issued ordinary share capital from time to time.

Back to Contents

Notes to the accounts continued

23.	Share capital (continued)
National Grid share option schemes
The sharesave scheme is savings related where, under normal circumstances, share options are exercisable on completion of a three or a five-year save-as-you-earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.

The Executive Scheme applies to senior executives, including Executive Directors. Options granted for the 1999/2000 financial year are subject to the achievement of performance targets related to earnings per share growth over a three-year period. Options granted for 2000/01 financial year and thereafter are subject to the achievement of performance targets related to total shareholder returns over a three-year period. The share options are generally exercisable between the third and tenth anniversaries of the date of grant if the relevant performance target is achieved.

Movement in options to subscribe for ordinary shares under the Group’s various options schemes for the three years ended 31 March 2003 are shown below and include those options related to shares issued to employee benefit trusts:
	Weighted	Sharesave	Weighted	Executive
	average price	scheme	average price	share scheme	Total
	£	millions	£	millions	millions

At 31 March 2000	2.16	16.2	3.75	6.0	22.2
Granted	4.16	1.4	5.31	1.6	3.0
Lapsed – forfeited	2.89	(0.4)	–	–	(0.4)
Exercised	1.68	(4.1)	2.15	(0.7)	(4.8)

At 31 March 2001	2.54	13.1	4.31	6.9	20.0
Granted	4.57	2.4	5.50	2.6	5.0
Lapsed – forfeited	3.74	(0.7)	–	–	(0.7)
Lapsed – expired	–	–	4.17	(0.1)	(0.1)
Exercised	1.76	(5.0)	3.05	(0.9)	(5.9)

At 31 March 2002	3.33	9.8	4.81	8.5	18.3
Converted from Lattice sharesave scheme	3.18	26.7	–	–	26.7
Granted	3.62	9.9	4.78	5.1	15.0
Lapsed – forfeited	4.14	(3.7)	5.10	–	(3.7)
Lapsed – expired	3.68	(1.0)	2.85	(0.1)	(1.1)
Exercised	2.39	(3.7)	2.84	(0.4)	(4.1)

At 31 March 2003	3.31	38.0	4.86	13.1	51.1

Included within options outstanding at 31 March 2003 were the following options which were exercisable:

At 31 March 2003	3.34	1.7	3.72	2.4	4.1

Lattice sharesave scheme
	Weighted	Sharesave
	average price	scheme
	£	millions

At 31 March 2000	–	–
Granted	1.18	71.0

At 31 March 2001	1.18	71.0
Granted	1.29	11.0
Lapsed – forfeited	1.18	(2.8)

At 31 March 2002	1.19	79.2
Lapsed – forfeited	1.21	(1.4)
Lapsed – expired	1.20	(3.4)
Exercised	1.19	(1.9)
Converted to National Grid Transco options	1.19	(71.2)

At 31 March 2003	1.20	1.3

Included within options outstanding at 31 March 2003 were the following options which were exercisable:

At 31 March 2003	1.19	0.7

Back to Contents
23.	Share capital (continued)
Options outstanding at 31 March 2003 and 31 March 2002, together with their exercise prices and dates were as follows:
				Exercise price	Normal dates
	2003		2002	per share	of exercise
	millions		millions	pence	Years

Employee sharesave schemes	–		2.2	171.0	2002
	–		0.9	337.0	2002
	1.1		1.3	312.0	2003
	0.4		0.5	416.0	2003
	1.6		1.9	337.0	2004
	0.2		0.7	457.0	2004
	22.7	(i)	–	314.7	2004 – 2005
	0.4		0.7	416.0	2005
	0.4		–	397.0	2005
	3.3	(i)	–	344.0	2005 – 2007
	7.2		–	350.0	2005 – 2007
	0.3		1.6	457.0	2006
	0.4		–	397.0	2007

	38.0		9.8

(i)	These amounts represent former Lattice sharesave options converted to National Grid options.

Following the merger of Lattice and National Grid a number of employees did not convert their Lattice options into National Grid Transco options. These options remain options over shares in Lattice but are converted to shares in National Grid Transco upon exercise, details are disclosed below.

				Exercise price	Normal dates
	2003		2002	per share	of exercise
	millions		millions	pence	Years

Lattice sharesave options	1.1		69.1	118.0	2004 – 2006
	0.2		10.1	129.0	2005 – 2007

	1.3	(ii)	79.2

(ii)	On 29 April 2003, 20,383 of the Lattice sharesave scheme options were exercised and immediately converted into National Grid Transco shares. The remaining sharesave scheme options lapsed without being exercised.

The National Grid Transco employee sharesave scheme and the Lattice sharesave scheme are Inland Revenue approved and hence, as permitted by Urgent Issues Task Force (UITF) abstract 17 (revised 2000), no charge has been made to the profit and loss account.

			Exercise price	Normal dates
	2003	2002	per share	of exercise
	millions	millions	pence	Years

Executive scheme	0.9	1.1	205.5 – 280.0	2001 – 2007
	0.8	1.0	375.8	2001 – 2008
	0.6	0.7	424.0 – 455.3	2002 – 2009
	1.5	2.9	526.5 – 566.5	2003 – 2010
	4.2	2.8	479.5 – 623.0	2004 – 2011
	5.1	–	460.3 – 481.5	2005 – 2012

	13.1	8.5

Back to Contents

Notes to the accounts continued

24.	Reserves
	Group				Company

	Share			Profit	Share		Profit
	premium	Revaluation	Other	and loss	premium	Other	and loss
	account	reserve	reserves	account	account	reserve	account
	£m	£m	£m	£m	£m	£m	£m

At 31 March 2000	–	50	(5,243)	5,509	–	–	–
Exchange adjustments	–	–	–	(15)	–	–	–
Tax on exchange adjustments	–	–	–	32	–	–	–
Ordinary shares issued during the year	1	–	–	–	–	–	–
Transfer on issue of certain shares under share option schemes	1	–	–	(1)	–	–	–
Contribution to sharesave trust	–	–	–	45	–	–	–
Unrealised gain on transfer of assets to a joint venture (net of tax)	–	–	19	–	–	–	–
Funding movements with BG Group	–	–	20	–	–	–	–
Retained profit for the year	–	–	–	655	–	–	–
Transfer	(2)	–	2	–	–	–	–

At 31 March 2001	–	50	(5,202)	6,225	–	–	–
Exchange adjustments	–	–	–	(58)	–	–	–
Tax on exchange adjustments	–	–	–	21	–	–	–
Ordinary shares issued during the year
– Share option scheme	46	–	–	–	1	–	–
– Acquisition	1,242	–	–	–	1,242	–	–
Transfer on issue of certain shares under share option schemes	11	–	–	(11)	–	–	–
Unrealised gain on transfer of assets to a joint venture (net of tax)	–	–	7	–	–	–	–
Reduction in revaluation reserve	–	(50)	–	–	–	–	–
Retained (loss)/profit for the year	–	–	–	(901)	–	–	498
Transfer	(56)	–	56	–	–	–	–

At 31 March 2002	1,243	–	(5,139)	5,276	1,243	–	498
Exchange adjustments	–	–	–	(322)	–	–	–
Tax on exchange adjustments	–	–	–	12	–	–	–
Ordinary shares issued during the year	2	–	–	–	4	–	–
Repurchase and cancellation of ordinary shares	–	–	2	(97)	–	2	(97)
Transfer on issue of certain shares under share option schemes	2	–	–	(2)	–	–	–
Unrealised gain on transfer of assets to a joint venture (net of tax)	–	–	6	–	–	–	–
Retained (loss)/profit for the year	–	–	–	(139)	–	–	734

At 31 March 2003	1,247	–	(5,131)	4,728	1,247	2	1,135

The Company has not presented its own profit and loss account as permitted by section 230 of the Companies Act 1985. The Company’s profit after taxation was £1,264m (2002: £667m; 2001: £nil).

Other reserves are non-distributable reserves. They included merger accounting differences but, primarily represented the difference between the carrying value of Group undertakings, investments and their respective capital structures following the Lattice Demerger from BG Group plc and the 1999 Lattice Refinancing of £(5,745)m. Also included in the reserve were the merger differences described below of £221m and £359m together with unrealised gains of £32m on transfer of fixed assets to a former joint venture which subsequently became a Group undertaking.

The revaluation reserve brought forward as at 1 April 2000 related to investment properties. These properties were reclassified as other land and buildings in 2001 and are now reported at historical cost.

During the year ended 31 March 2003, the application of merger accounting principles to the Merger gave rise to a difference of £221m. It was accounted for as a merger difference and included within other reserves. The difference represented the excess of nominal share capital in issue by Lattice at the date of the Merger over the National Grid Transco plc share capital issued to Lattice shareholders. In accordance with merger accounting principles, the shares issued in connection with the Merger were treated as if issued throughout the year ended 31 March 2003 and comparative periods.

During the year ended 31 March 2002, the application of merger accounting principles to a group reconstruction which involved the creation of a new holding company gave rise to a difference of £359m. It was accounted for as a merger difference and included within other reserves. In accordance with merger accounting principles, the shares issued in connection with the scheme of arrangement to acquire the former holding company of the Group (National Grid Holdings One plc), as adjusted to reflect the issue of options were treated as if issued throughout the year ended 31 March 2002 and comparative period.

25.	Non-equity minority interests
The non-equity minority interests of £69m (2002: £79m) comprised cumulative preference stock issued by Group undertakings.

Back to Contents

26.	Reconciliation of movement in equity shareholders’ funds
	2003 £m	2002 £m	2001 £m

Profit/(loss) for the year	391	(321)	1,124
Dividends	(530)	(580)	(469)

	(139)	(901)	655
Issue of ordinary shares	2	1,317	1
Repurchase and cancellation of ordinary shares	(97)	–	–
Exchange adjustments	(322)	(58)	(15)
Tax on exchange adjustments	12	21	32
Unrealised gain on transfer of assets to a joint venture (net of tax)	6	7	19
Reduction in revaluation reserve on reclassification of investment properties	–	(50)	–
Contribution to sharesave trust	–	–	45
Funding movement with BG Group	–	–	20

Net (decrease)/increase in equity shareholders’ funds	(538)	336	757
Equity shareholders’ funds at start of year	1,690	1,354	597

Equity shareholders’ funds at end of year	1,152	1,690	1,354

27.	Group cash flow statement
	a) Reconciliation of operating profit to net cash inflow from operating activities before exceptional items
		2003 £m	2002 £m	2001 £m

	Operating profit of Group undertakings	1,612	1,060	1,712
	Group exceptional operating items	476	673	88
	Depreciation and amortisation	1,088	876	769
	(Increase)/decrease in stocks	(16)	3	(19)
	(Increase)/decrease in debtors	(149)	222	(168)
	Increase/(decrease) in creditors	159	(180)	147
	Decrease in provisions	(16)	(260)	(37)
	Other	–	–	(10)

	Net cash inflow from operating activities before exceptional items	3,154	2,394	2,482

b) Disposal of investments
	2003 £m	2002 £m	2001 £m

Cash consideration received	328	37	205
Cash balances of businesses disposed	–	–	(9)

	328	37	196

Comprises:
Disposal of Group undertakings	92	37	54
Disposal of other investments	236	–	142

	328	37	196

c) Acquisition of Group undertakings
	2003 £m	2002 £m	2001 £m

Payments to acquire Group undertakings	–	(943)	(443)
(Overdraft)/cash balances of Group undertakings acquired	–	(7)	2

	–	(950)	(441)

Back to Contents

Notes to the accounts continued

27.	Group cash flow statement (continued)
d) Reconciliation of net cash flow to movement in net debt
	2003	2002	2001
	£m	£m	£m

Movement in cash and overdrafts	34	22	(15)
Net cash outflow/(inflow) from the management of liquid resources	138	(347)	(696)
(Increase)/decrease in borrowings	(267)	(1,206)	208

Change in net debt resulting from cash flows	(95)	(1,531)	(503)
Acquisition of Group undertakings	–	(3,678)	(162)
Disposal of Group undertaking	(62)	–	–
Certificates of tax deposit surrendered	–	–	(4)
Exchange adjustments	593	20	(218)
Other non-cash movements	(15)	(5)	(51)

Movement in net debt in the year	421	(5,194)	(938)
Net debt at start of year	(14,299)	(9,105)	(8,167)

Net debt at end of year	(13,878)	(14,299)	(9,105)

e) Analysis of changes in net debt
	At 1 April 2000 £m	Cash flow £m	Acquisition of Group undertakings £m	Exchange adjustments £m	Other non-cash movements £m	At 31 March 2001 £m

Cash at bank and in hand	23	5	–	–	–	28
Bank overdrafts	(4)	(20)	–	–	–	(24)
		(15)
Current asset investments	1,170	(696)	–	21	(4)	491

Borrowings due after one year	(8,214)	(310)	(50)	(205)	525	(8,254)
Borrowings due within one year	(1,142)	518	(112)	(34)	(576)	(1,346)
		208

	(8,167)	(503)	(162)	(218)	(55)	(9,105)

	At 1 April 2001 £m	Cash flow £m	Acquisition of Group undertakings £m	Exchange adjustments £m	Other non-cash movements £m	At 31 March 2002 £m

Cash at bank and in hand	28	82	–	–	–	110
Bank overdrafts	(24)	(60)	–	–	–	(84)
		22
Current asset investments	491	(347)	215	(5)	–	354

Borrowings due after one year	(8,254)	(1,830)	(3,189)	11	549	(12,713)
Borrowings due within one year	(1,346)	624	(704)	14	(554)	(1,966)
		(1,206)

	(9,105)	(1,531)	(3,678)	20	(5)	(14,299)

	At 1 April 2002 £m	Cash flow £m	Disposal of Group undertaking £m	Exchange adjustments £m	Other non-cash movements £m	At 31 March 2003 £m

Cash at bank and in hand	110	12	–	(3)	–	119
Bank overdrafts	(84)	22	–	–	–	(62)
		34
Current asset investments	354	138	–	(10)	–	482

Borrowings due after one year	(12,713)	(1,226)	(55)	497	1,264	(12,233)
Borrowings due within one year	(1,966)	959	(7)	109	(1,279)	(2,184)
		(267)

	(14,299)	(95)	(62)	593	(15)	(13,878)

Back to Contents

28.	Acquisitions
The acquisition of Niagara Mohawk was completed on 31 January 2002 at a total cost of £2,186m. The net assets acquired were ascribed a provisional fair value of £1,376m resulting in goodwill of £810m. During the year ended 31 March 2003, the provisional fair values applied were reviewed and a number of adjustments were made to those provisional values as a result of better information being available, as shown below:

	Provisional
	fair value	Fair value		Final
	at acquisition	adjustments		fair value
	£m	£m		£m

Tangible fixed assets	3,265	(14	)(i)	3,251
Fixed asset investments	64	–		64
Stocks	36	–		36
Debtors	3,955	(115	)(ii)(iii)	3,840
Investment held for resale	15	1		16
Cash and deposits	215	–		215
Creditors excluding borrowings	(939)	(6	)(iv)	(945)
Borrowings	(3,852)	–		(3,852)
Provisions for liabilities and charges	(1,317)	52	(v)	(1,265)
Minority interests	(66)	–		(66)

Net assets acquired	1,376	(82)		1,294

Fair value adjustments primarily comprise revaluation adjustments relating to:
(i)	Write-off of construction work in progress (£13m);
(ii)	Increase in bad debt provision (£42m);
(iii)	Reduction in regulatory assets (£64m);
(iv)	Adjustment to accruals (£6m); and
(v)	Deferred tax on certain fair value adjustments (£54m).

The following unaudited pro forma summary gives effect to the acquisition of Niagara Mohawk, as if the acquisition had taken place on 1 April 2000 and on 1 April 2001. The pro forma summary combines the actual consolidated results of the Group (excluding the effect of the acquisition in the actual period that it took place) and the results of Niagara Mohawk after giving effect to certain adjustments. These adjustments include estimates of the effect of adopting the final fair value adjustments and the increased net interest expense, together with the associated tax effects, as a result of financing the acquisition. In addition, the earnings per share calculation has been adjusted as if the shares issued to acquire Niagara Mohawk were issued on the assumed date of acquisition for the purposes of preparing the pro forma summary. The pro forma summary does not necessarily reflect the results of operations as they would have been if the Group (excluding the acquisition) and the acquisition had constituted a single entity during the periods presented.

The unaudited pro forma summary is prepared on the basis of UK GAAP and includes the business combination of Lattice and National Grid on a merger accounting basis. As stated in note 33, under US GAAP, this business combination is accounted for as an acquisition of Lattice by National Grid. Therefore in note 34, additional disclosure is provided that presents pro forma financial information to reflect the business combination of National Grid and Lattice on the basis of acquisition accounting under US GAAP.

	2002		2001
	£m		£m

Turnover	10,126		10,209
(Loss)/profit for the year – including exceptional items and goodwill amortisation	(352)		1,045
Profit for the year – excluding exceptional items and goodwill amortisation	846		626

Earnings per ordinary share
Basic, including exceptional items and goodwill amortisation	(12.4	)p	37.6	p
Adjusted basic, excluding exceptional items and goodwill amortisation	33.6	p	22.8	p

Back to Contents

Notes to the accounts continued

29.	Merger accounting
a) Alignment of accounting policies and fair value of shares issued on Merger
Lattice made changes to its accounting policies with effect from 1 April 2002. These changes were reported in its interim results for the six months ended 30 September 2002 and therefore have not been included as alignments of accounting policies at the time of the Merger. The changes made were as follows:

i) Lattice changed its accounting policy in respect of deferred tax, with the effect that Lattice no longer discounted deferred tax balances, resulting in an increase in the 2002 tax charge of £4m (£26m on pre-exceptional profits) and an increase in the deferred tax liability of £605m;
ii) A pension interest credit of £22m that was included within the net pension charge in operating profit is now reported within net interest; and
iii) Own shares of £7m in 2002 were recorded in other debtors but are now included within fixed asset investments.

In addition to the above changes, National Grid changed its policy in respect of the capitalisation of capital contributions. An adjustment has been made to the 31 March 2002 balances to reclassify £90m of capital contributions from tangible fixed assets to creditors (amounts due within one year) of £3m and to creditors (amounts due after more than one year) of £87m.

The fair value of the shares issued to effect the Merger was £6.6 billion. In addition, costs directly related to the Merger transaction itself of £79m were incurred.

b) Analysis of Group profit and loss account for the years ended 31 March 2002 and 2003

	National Grid 1 April to 20 October 2002 £m	Lattice 1 April to 20October 2002 £m	National Grid Transco 21 Oct 2002 to 31 March 2003 £m	Total year ended 31 March 2003 £m	National Grid year ended 31 March 2002 £m	Lattice year ended 31 March 2002 £m	National Grid Transco year ended 31 March 2002 £m

Turnover, including share of joint ventures	3,475	1,470	4,621	9,566	4,660	3,161	7,821
Less: share of joint ventures’
turnover – continuing operations	(72)	–	(27)	(99)	(133)	(8)	(141)
Less: share of joint ventures’
turnover – discontinued operations	(65)	–	(2)	(67)	(126)	–	(126)

Group turnover
– continuing operations	3,338	1,434	4,591	9,363	4,401	3,070	7,471
– discontinued operations	–	36	1	37	–	83	83
	3,338	1,470	4,592	9,400	4,401	3,153	7,554

Operating profit/(loss)
Adjusted operating profit(i) of
Group undertakings – continuing operations	708	243	1,265	2,216	893	985	1,878
Adjusted operating loss(i) of
Group undertakings – discontinued operations	–	(18)	(8)	(26)	–	(60)	(60)
	708	225	1,257	2,190	893	925	1,818
Share of joint ventures’ and associate’s adjusted
operating profit/(loss)(i) – continuing operations	8	(1)	8	15	36	(17)	19
Share of joint ventures’ and associate’s adjusted
operating loss/(profit)(i) – discontinued operations	(22)	–	2	(20)	(54)	–	(54)
	(14)	(1)	10	(5)	(18)	(17)	(35)
Exceptional items – continuing operations	(22)	(104)	(182)	(308)	(122)	(163)	(285)
Exceptional items – discontinued operations	127	(172)	6	(39)	(792)	(250)	(1,042)
Goodwill amortisation – continuing operations	(60)	(1)	(41)	(102)	(78)	(7)	(85)
Goodwill amortisation – discontinued operations	–	–	–	–	(12)	–	(12)

Total operating profit/(loss)	739	(53)	1,050	1,736	(129)	488	359
Non-operating exceptional items – continuing operations	(32)	(35)	36	(31)	22	103	125
Non-operating exceptional items – discontinued operations	–	(32)	(36)	(68)	30	1	31

Profit/(loss) on ordinary activities
before interest and taxation	707	(120)	1,050	1,637	(77)	592	515
Net interest – excluding exceptional items	(306)	(203)	(430)	(939)	(293)	(364)	(657)
Net interest – exceptional items	(55)	–	24	(31)	(142)	–	(142)
Net interest	(361)	(203)	(406)	(970)	(435)	(364)	(799)

Profit/(loss) on ordinary activities before taxation	346	(323)	644	667	(512)	228	(284)
Taxation – excluding exceptional items	(107)	(5)	(261)	(373)	(85)	(166)	(251)
Taxation – exceptional items	25	34	69	128	60	106	166
	(82)	29	(192)	(245)	(25)	(60)	(85)

Profit/(loss) on ordinary activities after taxation	264	(294)	452	422	(537)	168	(369)
Minority interests – excluding exceptional items	(4)	1	–	(3)	(6)	4	(2)
Minority interests – exceptional items	(12)	–	(16)	(28)	50	–	50
	(16)	1	(16)	(31)	44	4	48

Profit/(loss) for the period	248	(293)	436	391	(493)	172	(321)

(i) Adjusted operating profit/(loss) is presented before exceptional items and goodwill amortisation.

There was no intercompany trading between National Grid and Lattice.

Back to Contents
29.	Merger accounting (continued)
c) Analysis of statement of total recognised gains and losses

			21 Oct 2002
	1 April 2002		to 31 March
	to 20 Oct 2002		2003	2003	2002

	National Grid	Lattice	NGT	Total	National Grid	Lattice	Total
	£m	£m	£m	£m	£m	£m	£m

Profit/(loss) for the period	248	(293)	436	391	(493)	172	(321)
Exchange adjustments	(281)	–	(41)	(322)	(58)	–	(58)
Tax on adjustments	–	–	12	12	21	–	21
Other recognised gains and losses	–	(2)	8	6	–	(43)	(43)

Total recognised gains and losses	(33)	(295)	415	87	(530)	129	(401)

d) Book value of net assets at date of Merger

£m

Book value of National Grid net assets at date of Merger	3,039
Book value of Lattice net liabilities at date of Merger	(1,806)

Total net assets at date of Merger	1,233

30.	Related party transactions
Transactions with related parties were in the normal course of business and are summarised below. The Leasing Group plc, a former Group undertaking, was sold on 12 October 2002. As a result, its transactions with the Group from the date of disposal were deemed to be related party transactions and are included below:

	2003	2002	2001
	£m	£m	£m

Sales:
Services supplied	10	33	47
Finance lease rentals	11	9	11
Tangible fixed assets	–	28	47

Purchases:
Services received	59	55	26
Finance lease rentals	1	–	–
Tangible fixed assets	12	3	–

Amounts owed from and to a former associate are given in note 16 and note 18 respectively.

Amounts owed to and from The Leasing Group plc amounted to £73m and £79m respectively at 31 March 2003. In respect of prior years, The Leasing Group plc was included within the Group accounts as a Group undertaking.

During the year, amounts were paid to or in respect of joint ventures, arising from the Group’s obligations from its decision to exit from these investments. The payments made during the year amounted to £153m, all of which had been provided for at 31 March 2002.

31.	Commitments and contingencies
a) Future capital expenditure
	Group		Joint ventures

	2003	2002	2003	2002
	£m	£m	£m	£m

Contracted for but not provided	664	550	1	26

b) Lease commitments
At 31 March 2003, the Group’s operating lease commitments for the financial year ending 31 March 2004 amounted to £74m (2002: £39m) and are analysed by lease expiry date as follows:

	Land and buildings		Other		Total

	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m

Within one year
1

1

7

2

8

3

Between two and five years	4	3	20	12	24	15
After five years	26	12	16	9	42	21

	31	16	43	23	74	39

Back to Contents

Notes to the accounts continued

31.	Commitments and contingencies (continued)
Total commitments under non-cancellable operating leases were as follows:
	2003	2002
	£m	£m

In one year or less	74	39
In more than one year, but not more than two years	52	35
In more than two years, but not more than three years	41	32
In more than three years, but not more than four years	32	30
In more than four years, but not more than five years	30	24
In more than five years	247	227

	476	387

c) Power commitments

At 31 March 2003, the Group had obligations to purchase energy under long-term contracts. The following table analyses these commitments, excluding those purchased power obligations, the net present value of which is already reflected in creditors (notes 18 and 19):
	2003 £m	2002 £m

In one year or less	1,252	1,340
In more than one year, but not more than two years	948	1,189
In more than two years, but not more than three years	610	1,057
In more than three years, but not more than four years	592	684
In more than four years, but not more than five years	565	692
In more than five years	2,362	2,350

	6,329	7,312

d) Third party contingencies
The Group has outstanding BG Group related commitments and contingencies amounting to £13m (2002: £441m), arising from the restructuring of BG Group in 1999. BG Group has been working with the Group since early 1999 to remove all the relevant guarantees or to find an alternative guarantor which is not part of the Group. For any guarantees that have not been replaced, the Group will continue to provide such guarantees on an arm’s length basis until they are removed or replaced. The Group has issued guarantees in respect of a former associate amounting to £14m (2002: £14m (associate)). During the year ended 31 March 2003, Transco, a Group undertaking, was released from financial guarantees given as part of the Centrica demerger in 1997 as to the performance by Centrica of certain long-term interruptible gas supply contracts.

e) Other commitments and contingencies
The value of other Group commitments and contingencies at 31 March 2003 amounted to £194m (2002: £202m), including guarantees of £120m (2002: £133m), of which £nil (2002: £11m) was in respect of a joint venture.

Details of the guarantees entered into by the Group at 31 March 2003 are shown below:
i)	Performance guarantees of £24m relating to certain property obligations of a Group undertaking;
ii)	£50m guarantee of the obligations of a Group undertaking to pay liabilities under a meter operating contract for a duration expected to be 20-30 years;
iii)	A four-year guarantee relating to an interconnector construction project amounting to £18m provided by the Company; and
iv)	Other guarantees amounting to £28m arising in the normal course of business and entered into on normal commercial terms.

The Company has guaranteed the lease obligations of a former associate to a Group undertaking, amounting to £50m (2002: £45m).

f) Parent Company loan guarantees on behalf of Group undertakings
The Company has guaranteed the repayment of principal sums, any associated premium and interest on specific loans due from certain Group undertakings to third parties. At 31 March 2003, the sterling equivalent amounted to £1,845m (2002: £1,426m). The guarantees are for varying terms between four and ten years.

g) Larkhall prosecution
As a result of a fatal accident in Larkhall, Lanarkshire in December 1999 in which four people died, the Crown Office in Scotland served an indictment on Transco on 5 February 2003. This charged the company with culpable homicide, with an alternative charge of a contravention of Sections 3 and 33 of the Health and Safety at Work Act 1974. Charging the company with culpable homicide is unprecedented under Scots law and therefore before a full trial can proceed, a number of fundamental legal issues associated with the indictment are required to be resolved. At a preliminary hearing in March 2003 to determine issues as to the competency and relevancy and other associated matters in relation to the charges, judgement was issued in favour of the Crown. Transco has appealed against this decision and the appeal hearing commenced on 20 May 2003. On indictment, the maximum penalties for both culpable homicide and contravention of Sections 3 and 33 are unlimited fines.

h) Sale of Millstone 3
In November 1999, New England Power (NEP), a subsidiary of National Grid USA, entered into an agreement with Northeast Utilities (NU) to settle claims made by NEP in relation to the operation of the Millstone 3 nuclear unit. As part of this agreement, NU agreed to include NEP’s 16.2% share in an auction of NU’s share in that unit, at a guaranteed price, irrespective of the price actually received at auction. On 31 March 2001, the Millstone 3 sale was completed and proceeds of US$28m (£20m) were received by NEP. Millstone 3 was subsequently sold to Dominion Resources Inc. for a total of approximately US$855m (£602m).

Regulatory authorities from Rhode Island, New Hampshire and Massachusetts have expressed an intent to challenge the reasonableness of the settlement agreement as NEP would have received approximately US$140m of sale proceeds without the agreement. Any dispute will be resolved by the Federal Energy Regulatory Commission (FERC). The Group believes it has a strong argument that it acted prudently since the amount received under the settlement agreement was the highest sale price for a nuclear unit at the time the agreement was reached.

Back to Contents

31.	Commitments and contingencies (continued)
i) Environmental related litigation
On 10 January 2002, New York State filed a civil action against Niagara Mohawk in federal district court in Buffalo, New York, for alleged violations of the federal Clean Air Act and related state environmental laws, at the Huntley and Dunkirk power plants, which Niagara Mohawk sold in 1999 to NRG Energy Inc. and its affiliates (collectively, NRG). The State alleged, among other things, that between 1982 and 1999 Niagara Mohawk modified the two plants 55 times without obtaining proper preconstruction permits and implementing proper pollution equipment controls.

Niagara Mohawk and NRG moved to dismiss the complaint on statute of limitations and other grounds in 2002, and on 27 March 2003, the court granted the motions in part, holding that the violations of the Clean Air Act prior to November 1996 were barred by the federal five-year statute of limitations, and that related state statutory violations prior to November 1999 were barred by the state three-year statute of limitations. At the same time, the court preserved the State’s non-regulatory claims against Niagara Mohawk and dismissed NRG from the suit. On 25 April, the State filed a motion for leave to amend the complaint to assert new claims against both Niagara Mohawk and NRG.

Prior to the commencement of the enforcement action, on 13 July 2001, Niagara Mohawk filed a declaratory judgement action in New York State court in Syracuse against NRG seeking a ruling that NRG is responsible for the costs of pollution controls and mitigation that might result from the State’s enforcement action. As a result of NRG’s voluntary bankruptcy petition, filed in New York federal court for bankruptcy on 14 May 2003, Niagara Mohawk’s declaratory judgement action is stayed.

32.	Group undertakings and joint ventures
Principal Group undertakings
The principal Group undertakings included in the Group accounts at 31 March 2003 are listed below. These undertakings are wholly-owned and, unless otherwise indicated, are incorporated in Great Britain.
Principal activity

Transco plc (i)	Gas transportation
National Grid Company plc (i)	Transmission of electricity in England and Wales
New England Power Company (Incorporated in the US) (i)	Transmission and generation of electricity
Massachusetts Electric Company (Incorporated in the US) (i)	Distribution of electricity
The Narragansett Electric Company (Incorporated in the US) (i)	Distribution of electricity
Niagara Mohawk Power Corporation (Incorporated in the US) (i)	Distribution and transmission of electricity and gas
NGG Finance plc (ii)	Financing
British Transco International Finance B.V. (Incorporated in The Netherlands) (i)	Financing
SecondSite Property Portfolio Limited (i)	Property
National Grid Holdings One plc (ii)	Holding company
Lattice Group plc (ii)	Holding company
National Grid USA (Incorporated in the US) (i)	Holding company
Niagara Mohawk Holdings Inc. (Incorporated in the US) (i)	Holding company
Lattice Group Holdings Limited (i)	Holding company
Transco Holdings plc (i)	Holding company
National Grid (US) Holdings Limited (ii)	Holding company
National Grid Holdings Limited (i)	Holding company

(i)	Issued ordinary share capital held by Group undertakings.
(ii)	Issued ordinary share capital held by National Grid Transco plc.

Principal joint ventures
(at 31 March 2003)
	Group holding	Country of incorporation and operation	Principal activity

Compañia Inversora En Transmicion
Electrica CITELEC S.A.(i)	42.5% ordinary shares	Argentina	Transmission of electricity
Copperbelt Energy Corporation Plc.(i)	38.5% ordinary shares	Zambia	Transmission, distribution
and supply of electricity

(i) 31 December year end.

The investments in joint ventures are held by Group undertakings.

A full list of all Group and associated undertakings is available from the Group Company Secretary.

33.	Summary US GAAP income statement, balance sheet, notes and associated reconciliations
The Group prepares its consolidated accounts in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP), which differ in certain respects from United States Generally Accepted Accounting Principles (US GAAP).

The most significant difference between UK and US GAAP is that, under UK GAAP, the combination of National Grid and Lattice has been accounted for as a merger (pooling of interests), while under US GAAP this transaction is accounted for as an acquisition (purchase accounting) of Lattice by National Grid. Consequently, under UK GAAP, the accounts represent the combined accounts of National Grid and Lattice on an historical cost basis for all periods presented. Under US GAAP, the accounts presented prior to the Merger are those of National Grid only.

The income statements and balance sheets shown on the following pages are presented in a US GAAP format. The balance sheet at 31 March 2003 includes the impact of the fair value of the acquired assets and liabilities of Lattice prepared under US GAAP at the date of acquisition. A summary of the principal differences between UK and US GAAP is shown in note 34.

Back to Contents

Notes to the accounts continued

33.	Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued)
Summary US GAAP income statement
	2003	US GAAP adjustments		2003
	National	2003	2003	National
	Grid	Lattice pre-	Other	Grid
	Transco	acquisition	US GAAP	Transco
	(UK GAAP)	(UK GAAP)	adjustments	(US GAAP)
	£m	£m	£m	£m

Turnover	9,400	(1,470)	1	7,931
Operating costs
Depreciation	(851)	249	(129)	(731)
Payroll costs	(1,107)	308	(305)	(1,104)
Purchases of electricity	(1,901)	–	–	(1,901)
Purchases of gas	(357)	53	–	(304)
Rates and property taxes	(537)	130	–	(407)
Electricity transmission services scheme direct costs	(252)	–	–	(252)
EnMo direct costs	(530)	–	–	(530)
Replacement expenditure	(405)	239	166	–
Other operating charges	(1,848)	543	320	(985)
	(7,788)	1,522	52	(6,214)

Operating profit	1,612	52	53	1,717
Share of operating profits/(losses) of joint ventures and associate	124	1	(125)	–
Non-operating expenses	(99)	67	27	(5)

Profit before interest and taxation	1,637	120	(45)	1,712
Net interest expense	(970)	203	103	(664)

Profit on ordinary activities before taxation	667	323	58	1,048
Taxation	(245)	(29)	16	(258)

Profit on ordinary activities after taxation	422	294	74	790
Minority interests	(31)	(1)	29	(3)
Interest in equity accounted affiliates			3	3

Net income from continuing operations	391	293	106	790
Net loss from discontinued operations			(39)	(39)

Net income for the year	391	293	67	751

Basic earnings per share under US GAAP (pence) – continuing operations				33.6
Diluted earnings per share under US GAAP (pence) – continuing operations				32.9

Basic earnings per ADS under US GAAP (pence) – continuing operations				168.0
Diluted earnings per ADS under US GAAP (pence) – continuing operations				164.5

Basic earnings per share under US GAAP (pence) – discontinued operations				(1.7)
Diluted earnings per share under US GAAP (pence) – discontinued operations				(1.6)

Basic earnings per ADS under US GAAP (pence) – discontinued operations				(8.5)
Diluted earnings per ADS under US GAAP (pence) – discontinued operations				(8.0)

Net income under US GAAP after £22m dilutive impact of 4.25% Exchangeable Bonds 2008				773

Weighted average number of shares in issue (million) – for basic EPS				2,348

Weighted average number of shares in issue (million) – for diluted EPS				2,468

Consolidated statement of comprehensive income and changes in shareholders’ equity under US GAAP

2003 £m

Net income	751
Additional minimum pension liability (net of tax credit of £417m)	(886)
Exchange adjustments (net of tax credit of £12m)	(322)
Share of joint ventures’ other comprehensive income	(10)
Other	9

Comprehensive loss	(458)
Dividends	(382)
Shares issued to purchase Lattice	6,566
Other shares issued	2
Share options granted	29
Repurchase of shares	(97)
Movement in treasury stock	7
Shareholders’ equity at 1 April 2002	3,759

Shareholders’ equity at 31 March 2003	9,426

Cumulative foreign exchange losses recognised in other comprehensive income at 31 March 2003 under US GAAP were £365m (2002: £31m; 2001: £22m).

Back to Contents
33.	Summary US GAAP income statement, balance sheet, notes and associated reconciliations (continued)
Summary US GAAP income statement (continued)
	2002	US GAAP adjustments		2002
	National	2002	2002	National
	Grid	Lattice pre-	Other	Grid
	Transco	acquisition	US GAAP	Transco
	(UK GAAP)	(UK GAAP)	adjustments	(US GAAP)
	£m	£m	£m	£m

Turnover	7,554	(3,153)	(4)	4,397
Operating costs
Depreciation	(750)	431	3	(316)
Payroll costs	(946)	581	(52)	(417)
Purchases of electricity	(1,410)	–	–	(1,410)
Purchases of gas	(171)	113	–	(58)
Rates and property taxes	(424)	227	–	(197)
Electricity transmission services scheme direct costs	(204)	–	–	(204)
EnMo direct costs	(395)	–	–	(395)
Replacement expenditure	(368)	368	–	–
Other operating charges	(1,826)	880	411	(535)
	(6,494)	2,600	362	(3,532)

Operating profit	1,060	(553)	358	865
Share of operating profits/(losses) of joint ventures and associate	(701)	65	636	–
Non-operating income	156	(104)	(30)	22

Profit before interest and taxation	515	(592)	964	887
Net interest expense	(799)	364	295	(140)

Profit on ordinary activities before taxation	(284)	(228)	1,259	747
Taxation	(85)	60	13	(12)

Profit on ordinary activities after taxation	(369)	(168)	1,272	735
Minority interests	48	(4)	(46)	(2)
Interest in equity accounted affiliates			(43)	(43)

Net income from continuing operations	(321)	(172)	1,183	690
Net loss from discontinued operations			(857)	(857)

Net loss for the year	(321)	(172)	326	(167)

Basic earnings per share under US GAAP (pence) – continuing operations				45.2
Diluted earnings per share under US GAAP (pence) – continuing operations				43.3

Basic earnings per ADS under US GAAP (pence) – continuing operations				226.0
Diluted earnings per ADS under US GAAP (pence) – continuing operations				216.5

Basic earnings per share under US GAAP (pence) – discontinued operations				(56.1)
Diluted earnings per share under US GAAP (pence) – discontinued operations				(52.1)

Basic earnings per ADS under US GAAP (pence) – discontinued operations				(280.5)
Diluted earnings per ADS under US GAAP (pence) – discontinued operations				(260.5)

				£m
Net loss under US GAAP				(167)
Dilutive impact of 4.25% Exchangeable Bonds 2008				22

Net loss after dilution				(145)

Weighted average number of shares in issue (million) – for basic EPS				1,527

Weighted average number of shares in issue (million) – for diluted EPS				1,644

Consolidated statement of comprehensive income and changes in shareholders’ equity under US GAAP (continued)

2002
£m
Net loss	(167)
Exchange adjustments (net of tax credit of £7m)	(2)
Share of associate’s other comprehensive loss	(5)
Other	(4)

Comprehensive loss	(178)
Dividends	(229)
Other shares issued	1,305
Share options granted	5
Movement in treasury stock	(36)
Share of associate’s capital transactions	(33)
Other	5
Shareholders’ equity at 1 April 2001	2,920

Shareholders’ equity at 31 March 2002	3,759

Back to Contents

Notes to the accounts continued

33.	Summary US GAAP income statements, balance sheets, notes and associated reconciliations (continued) Summary US GAAP income statements (continued)
	2001	US GAAP adjustments		2001
	National Grid Transco (UK GAAP) £m	2001 Lattice pre- acquisition (UK GAAP) £m	2001 Other US GAAP adjustments £m	National Grid Transco (US GAAP) £m

Turnover	6,891	(3,091)	(17)	3,783
Operating costs
Depreciation	(665)	388	3	(274)
Payroll costs	(736)	433	(8)	(311)
Purchases of electricity	(1,248)	–	–	(1,248)
Purchases of gas	(98)	98	–	–
Rates and property taxes	(390)	214	–	(176)
Electricity transmission services scheme direct costs	(220)	–	–	(220)
EnMo direct costs	(201)	–	–	(201)
Replacement expenditure	(276)	276	–	–
Other operating charges	(1,345)	676	60	(609)
	(5,179)	2,085	55	(3,039)

Operating profit	1,712	(1,006)	38	744
Share of operating profits/(losses) of joint ventures and associate	(105)	9	96	–
Non-operating income	306	(43)	(263)	–

Profit before interest and taxation	1,913	(1,040)	(129)	744
Net interest expense	(635)	380	118	(137)

Profit on ordinary activities before taxation	1,278	(660)	(11)	607
Taxation	(147)	200	(245)	(192)

Profit on ordinary activities after taxation	1,131	(460)	(256)	415
Minority interests	(7)	–	2	(5)
Interest in equity accounted affiliates			13	13

Net income from continuing operations	1,124	(460)	(241)	423
Net income from discontinued operations			387	387

Net income for the year	1,124	(460)	146	810

Basic earnings per share under US GAAP (pence) – continuing operations				28.7
Diluted earnings per share under US GAAP (pence) – continuing operations				27.8

Basic earnings per ADS under US GAAP (pence) – continuing operations				143.5
Diluted earnings per ADS under US GAAP (pence) – continuing operations				139.0

Basic earnings per share under US GAAP (pence) – discontinued operations				26.2
Diluted earnings per share under US GAAP (pence) – discontinued operations				24.2

Basic earnings per ADS under US GAAP (pence) – discontinued operations				131.0
Diluted earnings per ADS under US GAAP (pence) – discontinued operations				121.0

				£m
Net income under US GAAP				810
Dilutive impact of 4.25% Exchangeable Bonds 2008				21

Net income after dilution				831

Weighted average number of shares in issue (million) – for basic EPS				1,476

Weighted average number of shares in issue (million) – for diluted EPS				1,596

Consolidated statement of comprehensive income and changes in shareholders’ equity under US GAAP (continued)
				2001 £m
Net income				810
Exchange adjustments (net of tax credit of £32m)				29
Share of associate’s other comprehensive income				(47)
Other				3

Comprehensive income				795
Dividends				(213)
Other shares issued				1
Share options granted				5
Movement in treasury stock				6
Share of associate’s capital transactions				(15)
Other				(5)
Shareholders’ equity at 1 April 2000				2,346

Shareholders’ equity at 31 March 2001				2,920

Back to Contents

33.	Summary US GAAP income statements, balance sheets, notes and associated reconciliations (continued) Summary US GAAP balance sheet
	2003 £m	2002 £m

Assets
Current assets
Cash and cash equivalents	570	178
Marketable securities	48	65
Accounts and notes receivable	628	725
Inventories	126	56
Regulatory assets	407	424
Prepaid expenses and other current assets	705	373

Total current assets	2,484	1,821
Property, plant and equipment	23,087	9,089
Goodwill	5,900	2,223
Intangible assets	74	–
Investments	210	252
Regulatory assets	3,491	3,848
Other debtors	843	494

Total assets	36,089	17,727

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts	62	37
Accounts payable	1,266	770
Short-term borrowings	1,973	1,136
Accrued income taxes	–	30
Purchased power obligations	68	102
Liability for index-linked swap contracts	121	53
Other accrued liabilities	1,067	421

Total current liabilities	4,557	2,549
Long-term borrowings	13,058	6,954
Purchased power obligations	253	362
Liability for index-linked swap contracts	381	408
Other liabilities	3,638	1,663
Deferred income taxes	4,687	1,929

Total liabilities	26,574	13,865

Minority interest – equity	15	19
Cumulative preference stock issued by Group undertakings	74	84

Shareholders’ equity
Common stock	308	178
Additional paid in capital	7,710	1,253
Other reserves	359	359
Retained earnings	2,263	1,982
Other comprehensive (loss)/income	(1,175)	33
Treasury stock	(39)	(46)

Equity shareholders’ funds	9,426	3,759

Total liabilities and shareholders’ equity	36,089	17,727

Back to Contents

Notes to the accounts continued

33.	Summary US GAAP income statements, balance sheets, notes and associated reconciliations (continued) Segmental information under US GAAP
	2003 £m	2002 £m	2001 £m

Turnover by business segment
Continuing operations
UK gas distribution	1,239	–	–
UK electricity and gas transmission	1,662	1,322	1,430
US electricity transmission	400	278	243
US electricity distribution	3,446	2,278	1,854
US gas	446	104	–
Other	915	443	281
Sales between businesses	(177)	(28)	(25)

Group turnover – continuing operations	7,931	4,397	3,783

Operating profit by business segment
Continuing operations
UK gas distribution	567	–	–
UK electricity and gas transmission	596	540	521
US electricity transmission	116	95	62
US electricity distribution	446	240	162
US gas	52	17	–
Other	(60)	(27)	(1)

Group undertakings – continuing operations	1,717	865	744

Turnover and operating profit in the other segment relates primarily to Europe.
	Tangible fixed assets		Goodwill

	2003 £m	2002 £m	2003 £m	2002 £m

Analysis by business segment
Continuing operations
UK gas distribution	10,153	–	3,040	–
UK electricity and gas transmission	6,338	3,570	753	–
US electricity transmission	1,286	1,431	403	438
US electricity distribution	2,971	3,253	1,433	1,558
US gas	641	694	135	141
Other	1,698	141	136	86

	23,087	9,089	5,900	2,223

Analysis by location of customer and group undertaking
Europe	18,131	3,624	3,848	–
North America	4,897	5,456	2,052	2,223
Rest of the World	59	9	–	–

	23,087	9,089	5,900	2,223

Back to Contents

33.	Summary US GAAP income statements, balance sheets, notes and associated reconciliations (continued)
Reconciliation of net income from UK to US GAAP
The following is a summary of the material adjustments to net income which would have been required if US GAAP had been applied instead of UK GAAP:

	2003 £m	2002 £m	2001 £m

Net income/(loss) under UK GAAP	391	(321)	1,124
Adjustments to conform with US GAAP
Elimination of Lattice pre-acquisition results, measured under UK GAAP	293	(172)	(460)
Merger costs	32	–	–
Deferred taxation	7	7	(27)
Pensions	35	29	19
Share option schemes	(29)	(5)	(5)
Fixed assets – purchase of Lattice	(169)	–	–
Replacement expenditure	166	–	–
Financial instruments	40	(83)	(55)
Carrying value of EPICs liability	2	203	153
Severance and integration costs	(110)	67	23
Recognition of income	2	(4)	(17)
Goodwill	70	78	(2)
Restructuring – purchase of Lattice	46	–	–
Share of joint ventures’ and associate’s adjustments	(27)	37	56
Other	2	(3)	1
	360	154	(314)

Net income/(loss) under US GAAP	751	(167)	810

Reconciliation of equity shareholders’ funds from UK to US GAAP
The following is a summary of the material adjustments to equity shareholders’ funds which would have been required if US GAAP had been applied instead of UK GAAP:

	2003 £m	2002 £m

Equity shareholders’ funds under UK GAAP	1,152	1,690
Adjustments to conform with US GAAP
Elimination of Lattice shareholders’ funds	–	1,506
Deferred taxation	(1,593)	(52)
Pensions	(1,800)	217
Shares held by employee share trusts	(39)	(46)
Ordinary dividends	317	169
Tangible fixed assets – reversal of partial release of impairment provision	(35)	(38)
Fixed assets – impact of Lattice purchase accounting and replacement expenditure	7,243	–
Financial instruments	(253)	(81)
Issue costs associated with EPICs	–	2
Carrying value of EPICs liability	243	241
Severance liabilities	3	15
Recognition of income	(27)	(22)
Regulatory assets	241	34
Goodwill – purchase of Lattice	3,829	–
Goodwill – other acquisitions	179	105
Restructuring – purchase of Lattice	(6)	–
Share of joint ventures’ and associate’s adjustments	(17)	21
Other	(11)	(2)
	8,274	2,069

Equity shareholders’ funds under US GAAP	9,426	3,759

Back to Contents

Notes to the accounts continued

33.	Summary US GAAP income statements, balance sheets, notes and associated reconciliations (continued)
Group cash flow statement
The Group accounts include a cash flow statement prepared in accordance with UK Financial Reporting Standard 1 (Revised 1996) ‘Cash Flow Statements’ (‘FRS 1 (revised)’), the objectives and principles of which are substantially the same as US Statement of Financial Accounting Standard 95 ‘Statement of Cash Flows’ (‘SFAS 95’) under US GAAP. The principal differences between FRS 1 (revised) and SFAS 95 relate to the classification of items within the cash flow statement and the definition of cash and cash equivalents. Under UK GAAP, cash flows are classified under nine standard headings whereas US GAAP only requires presentation of cash flows from three activities, being operating activities, investing activities and financing activities.

Under US GAAP, in contrast to UK GAAP, cash and cash equivalents do not include bank overdrafts but do include investments with original maturities of three months or less.

Set out below is a summary of the Group cash flow statement under US GAAP:
	2003	2002	2001
	£m	£m	£m

Net cash provided by operating activities (i)	1,834	902	425
Investing activities
Payments to acquire tangible fixed assets	(1,004)	(500)	(472)
Acquisition of Group undertakings (net of cash acquired)	338	(934)	(441)
Payments to acquire investments	(163)	(50)	(337)
Receipts from disposal of investments	328	37	196
Net movement in investments with an original maturity date of more than three months	–	193	19
Other	31	54	(25)
Net cash used in investing activities (ii)	(470)	(1,200)	(1,060)
Net cash (used in)/provided by financing activities (iii)	(962)	222	(104)

Net increase/(decrease) in cash and cash equivalents	402	(76)	(739)
Cash and cash equivalents at beginning of year	178	259	977
Exchange adjustments	(10)	(5)	21

Cash and cash equivalents at end of year	570	178	259

Set out below is an explanation of the reconciliation from US GAAP to UK GAAP cash flow headings:
(i)	Net cash provided by operating activities comprises net cash inflow from operating activities, dividends from joint ventures, returns on investments and servicing of finance, excluding costs relating to the issue of debt, and taxation.
(ii)	Net cash used in investing activities comprises capital expenditure, acquisitions and disposals and the component of the management of liquid resources which comprises deposits with an original maturity of more than three months.
(iii)	Net cash (used in)/provided by financing activities comprises equity dividends paid, financing, including costs relating to the issue of debt and movements in bank overdrafts.

34.	Principal differences between UK and US accounting principles
The principal differences between UK and US GAAP, as applied in preparing the Group accounts under US GAAP, are set out below:

Acquisition (purchase) accounting adjustments (including elimination of merger costs)
In order to determine the allocation of purchase price relating to the acquired assets and liabilities of Lattice under US GAAP purchase accounting, the cost of acquisition has been calculated using the market value of the shares issued, the fair value of vested options exchanged and direct external acquisition costs and then allocated to the fair value of net assets acquired. As a result of the fair value exercise, increases in the value of Lattice’s tangible fixed assets, financial instruments, pension obligations and restructuring provisions were recognised and market values attributed to its intangible fixed assets, mainly product licences, patents and trademarks, together with the recognition of appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the separable assets and liabilities of Lattice has been recorded as goodwill. Additional depreciation in respect of the fair value of tangible fixed assets will be recorded over their respective economic useful lives.

The adjustments to the assets and liabilities of Lattice to reflect the fair values and allocation of the excess purchase consideration over the fair values of net assets acquired, based on management’s best estimates of fair value, are discussed below. The fair value adjustments to UK gas transmission and distribution fixed assets, pensions, restructuring provision and the related deferred tax thereon are provisional and may be subject to revision during the year ending 31 March 2004.

a) The total purchase consideration was calculated by multiplying the number of National Grid shares issued to Lattice shareholders for all outstanding Lattice shares by the average fair value of National Grid shares. The average fair value of National Grid shares was calculated over a period of five business days, including two days prior to and two days subsequent to the announcement of the Merger on 22 April 2002.

The total purchase consideration, which included merger costs of £32m that were expensed under UK GAAP, also included the fair value of Lattice vested options exchanged for vested options in National Grid Transco.

The total number of Lattice vested options was multiplied by the respective fair value of each of the ordinary shares and ADR plans determined at 22 April 2002.

b) The increase in the fair value of tangible fixed assets primarily relates to UK gas transmission and distribution. It was determined by calculating the value in use of these businesses. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital. Future cash flows are based on a five-year plan, projected out to perpetuity. The fair value of other fixed assets, largely gas metering assets, was determined using their depreciated replacement costs, based on current costs of replacing meters and expected remaining useful economic lives.

c) The fair value attributed to pension obligations reflects the recognition of previously unrecognised actuarial gains and losses, prior service costs and transition amounts. The amounts recognised are based on actuarial assessments at the acquisition date.

Back to Contents
34.	Principal differences between UK and US accounting principles (continued)
Acquisition (purchase) accounting adjustments (including elimination of merger costs) (continued)
	d)	The fair value attributed to intangible fixed assets relates to licences, patents and trade marks and has been determined based on discounted future cash flows.

	e)	Restructuring costs (£60m) represent the costs being incurred in respect of the integration of activities within the newly merged Group and relate primarily to redundancy and property relocation costs.

	f)	Deferred taxes have been computed on the excess of the fair value over book value, other than for goodwill, using the applicable statutory UK tax rate.

	g)	Goodwill represents the remainder of unallocated purchase consideration.

The fair value of consideration, assets and liabilities and the resulting goodwill is set out in the table below:

Assets	£m

Total current assets	1,336
Property, plant and equipment	14,148
Intangible assets	20
Other assets	6

Total assets	15,510

Liabilities
Total current liabilities	2,656
Long-term borrowings	5,935
Pensions	535
Other liabilities	470
Deferred income taxes	3,129

Total liabilities	12,725

Net assets	2,785

Consideration	6,598

Goodwill	3,813

Acquisitions – pro forma results
The following unaudited pro forma summary gives effect to the acquisitions of Lattice and Niagara Mohawk, as if the acquisitions had taken place on 1 April 2001. The pro forma summary combines the actual consolidated results of the Group (excluding the effect of the acquisitions in the actual period that they took place) and the results of Lattice and Niagara Mohawk after giving effect to certain adjustments. These adjustments include estimates of the effect of adopting the final fair value adjustments, and the increased net interest expense, together with the associated tax effects, as a result of financing the acquisition of Niagara Mohawk. In addition, the earnings per share calculation has been adjusted as if the shares issued to acquire Lattice and Niagara Mohawk were issued on the assumed date of acquisition for the purposes of preparing the pro forma summary. The pro forma summary does not necessarily reflect the results of operations as they would have been if the Group (excluding the acquisitions) and the acquisitions had constituted a single entity during the periods presented.

Continuing operations	2003	2002
	£m	£m

Turnover	9,332	7,879
Net income	580	957

	pence	pence
Earnings per share	18.9	31.2
Diluted earnings per share	18.8	30.1

	pence	pence
Earnings per ADS	94.5	156.0
Diluted earnings per ADS	94.0	150.5

Deferred taxation
Under UK GAAP, deferred taxation is provided in full on all material timing differences with certain exceptions, as outlined in Accounting Policies – Deferred taxation and investment tax credits. Under US GAAP, deferred tax is provided in full, using the liability method, and requires the recognition of deferred taxation on all timing differences except for non tax deductible goodwill.

Back to Contents

Notes to the accounts continued

34.	Principal differences between UK and US accounting principles (continued) Deferred taxation (continued)
The deferred tax liability under US GAAP is analysed as follows:
	2003	2002
	£m	£m

Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	4,955	1,714
Other temporary differences	1,229	1,376

	6,184	3,090
Deferred taxation assets:
Other temporary differences	(1,497)	(1,161)

	4,687	1,929

Analysed as follows:
Current	31	12
Non-current	4,656	1,917

	4,687	1,929

Pensions
Under UK GAAP, pension costs have been accounted for in accordance with UK Statement of Standard Accounting Practice (SSAP) 24 and disclosures have been provided in accordance with SSAP 24 and FRS 17.

Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) 87 and 88 and pension disclosures are presented in accordance with SFAS 132. Differences between UK GAAP and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising certain surpluses and deficits. Under US GAAP, the Company has estimated the effect on net income and shareholders’ equity assuming the adoption and application of SFAS 87 ‘Employers’ Accounting for Pensions’ as of 1 April 1996, as the adoption of SFAS 87 on the actual effective date of 1 April 1989 was not feasible. The unrecognised transition asset at 1 April 1989, using the financial assumptions at 1 April 1996, amounted to £172m and is being amortised over 15 years commencing 1 April 1989.

Under UK GAAP, as explained in note 7, net interest includes a credit of £3m (2002: £30m; 2001: £63m) in respect of the notional interest element of the variation from the regular pension cost. Under US GAAP, this credit is not recognised.

The net periodic charge/(credit) for pensions and other post-retirement benefits is as follows:

	Pensions			Other post-retirement benefits

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

Service cost	78	30	25	8	5	3
Interest cost	456	125	111	59	29	21
Settlements	19	(12)	–	–	–	–
Expected return on assets	(490)	(160)	(142)	(32)	(21)	(17)
Amortisation of prior service cost	5	4	3	–	–	–
Amortisation of previously unrecognised losses	4	–	–	2	–	–
Amortisation of transitional asset	(11)	(11)	(11)	–	–	–

	61	(24)	(14)	37	13	7
Release of pension provision	(2)	(2)	(2)	–	–	–

	59	(26)	(16)	37	13	7

The additional cost incurred in respect of severance cases computed in accordance with SFAS 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’ is as follows:

				2003	2002	2001
				£m	£m	£m

Cost of termination benefits and curtailments				119	46	4

The principal financial assumptions used for the SFAS 87 calculations in respect of the US and UK defined benefit schemes are shown below:

	US			UK

	2003	2002	2001	2003	2002	2001
	%	%	%	%	%	%

Discount rate	6.3	7.5	7.3	5.4	6.0	5.5
Return on assets	8.5	7.5 – 9.0	8.8	6.3 – 7.1	7.0	5.8
General salary increases	3.25 – 5.25	3.25 – 4.5	4.0	3.5	3.8	3.3
Pension increases	nil	nil	nil	2.6	2.9	2.5

The assumptions used for other post-retirement costs relate solely to US schemes. These assumptions were that the discount rate used would be 6.25% and that medical costs would increase by 10%, decreasing to 5% by 2008 and remain at 5% thereafter.

Back to Contents

34.	Principal differences between UK and US accounting principles (continued)
Pensions (continued)
A reconciliation of the funded status of the Group pension and other post-retirement schemes to the (accrued benefit liability)/prepaid cost that would appear in the Group’s balance sheet if prepared under US GAAP is as follows:

	Pensions		Other post-retirement benefits

	2003 £m	2002 £m	2003 £m	2002 £m

Projected benefit obligation	(15,030)	(2,953)	(1,004)	(884)
Fair value of plan assets	12,115	2,698	373	397

Excess of projected benefit obligation over plan assets	(2,915)	(255)	(631)	(487)
Unrecognised transition asset	(11)	(23)	–	–
Unrecognised net loss	2,508	417	336	83
Unrecognised prior service cost/(credit)	57	65	(1)	(2)

(Accrued benefit liability)/prepaid cost – before minimum liability adjustment	(361)	204	(296)	(406)
Additional minimum liability adjustment	(1,583)	–	–	–

(Accrued benefit liability)/prepaid cost	(1,944)	204	(296)	(406)

In 2003, as required under SFAS 87, an intangible asset of £57m has been recognised in relation to the additional minimum liability, being equal to the unrecognised prior service cost. A regulatory asset of £221m has also been created. The remaining additional minimum liability of £1,303m (before exchange adjustment of £2m) has been charged to other comprehensive income. All pension schemes have an additional minimum liability adjustment. The accumulated benefit obligation for pensions is £14,059m. The Group has followed approach two of Emerging Issues Task Force (EITF) Abstract 88-1 in calculating the accumulated benefit obligation. Changes in the projected benefit obligation and changes in the fair value of plan assets are shown below:

	Pensions		Other post-retirement benefits

	2003 £m	2002 £m	2003 £m	2002
				£m

Projected benefit obligation at start of year	2,953	1,906	884	316
Service cost	78	30	8	5
Interest cost	456	125	59	29
Plan participants’ contributions	10	5	–	–
Plan amendment – prior service cost	8	23	–	(2)
Terminations and curtailments	100	40	–	7
Settlements	(109)	–	–	–
Actuarial loss	1,212	118	195	25
Benefits paid	(423)	(140)	(54)	(26)
Acquisition of Group undertakings	10,908	901	–	532
Transfers	(1)	(50)	–	–
Exchange adjustments	(162)	(5)	(88)	(2)

Projected benefit obligation at end of year	15,030	2,953	1,004	884

Fair value of plan assets at start of year	2,698	2,096	397	203
Actual return on assets	(437)	19	(35)	10
Employer contributions	150	23	68	16
Plan participants’ contributions	10	5	–	–
Benefits paid	(423)	(140)	(18)	(20)
Acquisition of Group undertakings	10,373	739	–	189
Transfers	–	(40)	–	–
Settlements	(109)	–	–	–
Exchange adjustments	(147)	(4)	(39)	(1)

Fair value of plan assets at end of year	12,115	2,698	373	397

It is estimated that a 1% change in the assumed healthcare cost trends would increase or decrease the accumulated post-retirement benefit obligation at 31 March 2003 by £106m (2002: £91m) and £96m (2002: £82m) respectively. The net periodic cost for the year ended 31 March 2003 would increase or decrease by £8m and £7m respectively (2002: immaterial).

Share compensation plans
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

Back to Contents

Notes to the accounts continued

34.	Principal differences between UK and US accounting principles (continued)
Share option schemes (continued)
Under US GAAP, a charge is made against net income based on the fair value of grants in accordance with SFAS 123 ‘Accounting for Stock Based Compensation’. Disclosures are provided in accordance with SFAS 123 and SFAS 148 ‘Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FAS No. 123’.

The average fair value of the options granted during each of the three financial years ended 31 March 2003 are estimated as follows:

	2003		2002		2001

Where the exercise price is less than the market price at the date of grant	123.0	p	158.0	p	155.0	p
Where the exercise price is equal to the market price at the date of grant	50.0	p	62.0	p	68.0	p
Where the exercise price is greater than the market price at the date of grant	–		–		65.0	p

The fair value of the options granted are estimated using the Black-Scholes European option pricing model using the following principal assumptions:

	2003		2002		2001

Dividend yield (%)	3.5		3.5		2.7
Volatility (%)	35.0		30.0		30.0
Risk-free investment rate (%)	4.4		5.4		5.9
Average life (years)	4.0		4.2		4.0

The compensation cost charged is £29m for the year ended 31 March 2003 (2002: £5m; 2001: £5m).

Further details of the Group’s share based plans are given in note 23, pages 82 to 85.

Ordinary dividends
Under UK GAAP, final ordinary dividends are provided for in the year in respect of which they are proposed by the Board of Directors for approval by the shareholders. Under US GAAP, dividends are not provided until declared.

Tangible fixed assets – reversal of partial release of impairment provision
During the financial year ended 31 March 1990, an impairment provision was recorded in respect of certain tangible fixed assets. Part of this impairment provision was subsequently released and shareholders’ equity credited. Under US GAAP this partial release would not be permitted.

Fixed assets – impact of Lattice purchase accounting and replacement expenditure
Under UK GAAP, the combination of National Grid and Lattice has been accounted for as a merger (pooling of interests) while under US GAAP this transaction is accounted for as an acquisition (purchase accounting) of Lattice by National Grid. Consequently, under US GAAP the tangible fixed assets of Lattice have been recorded at their fair value at the date of purchase and depreciation subsequent to acquisition is calculated on that fair value.

In addition, under UK GAAP the Group charges to the profit and loss account replacement expenditure on certain components of plant and equipment, which is principally undertaken to repair and to maintain the safety of the pipeline system. Under US GAAP such expenditure is capitalised and depreciated over the assets’ useful lives.

Financial instruments
Under UK GAAP, derivative financial instruments that qualify for hedge accounting are recorded at their historical cost, if any, and are not remeasured. Any related monetary assets or liabilities, including foreign currency borrowings, are translated at the hedged rate. In addition, under UK GAAP, it is permissible to hedge account for the net assets of overseas operations with hedging instruments denominated in currencies other than the functional currencies of the overseas operations.

Under US GAAP, as required by SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’, all derivative financial instruments, including derivatives embedded within other contracts, are required to be recognised in the balance sheet as either assets or liabilities and measured at fair value. SFAS 133 only permits hedge accounting in specific circumstances, where the hedge is identified as one of three types: fair value; cash flow; or foreign currency exposures of net investments in foreign operations. Provided that it can be demonstrated that the hedge is highly effective and the relevant hedging criteria have been met, then in respect of fair value hedges, both the change in fair value of the derivative and hedged item are reflected in net income in the period of the change. For cash flow hedges and hedges of foreign currency exposures of net investments in foreign operations, changes in fair value are reflected through other comprehensive income. In the event that the conditions for hedge accounting are not met, changes in the fair value of derivatives are reflected in net income.

The primary differences that arise between UK GAAP and US GAAP result from the different criteria that are applied under UK GAAP and US GAAP to permit the use of hedge accounting, and the application of different measurement criteria.

Equity Plus Income Convertible Securities (EPICs)
Under UK GAAP, EPICs are carried in the balance sheet at the gross proceeds of the issue. The related issue costs were written off in the year of issue. Under US GAAP, the issue costs were deferred and written off over the period to the date of redemption of the EPICs on 6 May 2003.

US GAAP requires the carrying value of the EPICs to be adjusted to the settlement amount of the debt, which is linked to the Energis plc share price as described in note 20.

Back to Contents

34.	Principal differences between UK and US accounting principles (continued)
Regulatory assets
SFAS 71 ‘Accounting for Certain Types of Regulation’ establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the United Kingdom.

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

Recognition of income
Under US GAAP, income is recognised in the period that the service is provided up to the maximum revenue allowed under the terms of the relevant regulatory regime. Under UK GAAP, any income received or receivable in excess of the maximum revenue allowed for the period, under the terms of the relevant regulatory regime, is recognised as income, where prices would be reduced in a future period.

Severance and integration costs
Under UK GAAP, severance costs are provided for in the accounts if it is determined that a constructive or legal obligation has arisen from a restructuring programme where it is probable that it will result in the outflow of economic benefits and the costs involved can be estimated with reasonable accuracy. Under US GAAP, severance costs are recognised when the employees accept the severance offer. In addition, where the number of employees leaving results in a significant reduction in the accrual of pension benefits for employees’ future service (a curtailment under US GAAP), the effects are reflected as part of the cost of such termination benefits. Accordingly, timing differences between UK and US GAAP arise on the recognition of such costs.

Goodwill – purchase of Lattice
Under UK GAAP the combination of National Grid and Lattice has been accounted for as a merger (pooling of interests) while under US GAAP this transaction is accounted for as an acquisition (purchase accounting) of Lattice by National Grid. In accordance with US GAAP, goodwill arising on the purchase has been capitalised, but is not amortised.

Goodwill – other acquisitions
Under US GAAP, the fair value of net assets acquired is calculated in accordance with US GAAP principles which differ in certain respects from UK GAAP principles. As a result, the US GAAP fair value of net assets of Group undertakings acquired differs from the fair value of net assets as determined under UK GAAP principles.
Under UK GAAP, goodwill is amortised over its expected useful economic life, principally 20 years. Under US GAAP, goodwill is not amortised, but is reviewed periodically for impairment.

Restructuring – purchase of Lattice
Under US GAAP certain reorganisation costs relating to an acquired entity are included in liabilities in determining the fair value of net assets acquired. Under UK GAAP such costs are not recognised as liabilities of the acquired entity at the date of acquisition and are treated as post-acquisition costs.

Share of joint ventures’ and associate’s adjustments
The Group’s share of the associated undertaking’s results and net assets, which also impact on the exceptional profit on disposal of investments and assets held for exchange, have been adjusted to conform with US GAAP.

Other differences between UK and US GAAP
UK GAAP requires the investors’ share of operating profit or loss, interest and taxation relating to associates and joint ventures to be accounted for and disclosed separately from those of Group undertakings. Under US GAAP, the investors’ share of the after tax profits and losses of joint ventures and associate is included within the income statement as a single line item. UK GAAP requires the investors’ share of gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet. Under US GAAP, the net investment in joint ventures is shown as a single line item.

Under UK GAAP, the impact of discontinued operations on turnover, operating costs and operating profit is required to be accounted for and disclosed separately from continuing operations. Under US GAAP, the net income/(loss) from discontinued operations is required to be separately accounted for and disclosed as a single line item.

The Group reviews all long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under UK GAAP, recognition and measurement of impairment is determined on the basis of discounted cash flows attributable to income generating units. Under US GAAP, impairments on long-lived assets are determined in accordance with SFAS 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ and are recognised on the basis of undiscounted future cash flows and measured on the basis of discounted future cash flows. This difference has no effect on the Group accounts for the three years ended 31 March 2003.

Under UK GAAP, assets in the balance sheet are presented in ascending order of liquidity and the balance sheet is analysed between net assets and shareholders’ funds. Under US GAAP, assets are presented in descending order of liquidity and the balance sheet is analysed between total assets and liabilities and shareholders’ funds – see note 33.

Back to Contents

Notes to the accounts continued

34.	Principal differences between UK and US accounting principles (continued)
New US Accounting Standards adopted during 2002/03
National Grid Transco has adopted either in whole or in part the following US GAAP Statements of Financial Accounting Standards (SFAS) which were issued by the Financial Accounting Standards Board (FASB) during the year:

SFAS 144 ‘Accounting for the Impairment or Disposal of Long-Lived Assets’;SFAS 145 ‘Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections’; SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’; SFAS 148 ‘Accounting for Stock-Based Compensation – Transition and Disclosure – An amendment of FASB Statement No. 123’; and FASB Interpretation No. 45 (FIN 45) ‘Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’.

SFAS 144 replaces SFAS 121, but does not fundamentally alter the required accounting for either the recognition and measurement of the impairment of long-lived assets to be held and used or for the measurement of long-lived assets to be disposed of by sale. As a consequence, in this regard the application of this accounting standard has had no impact on the Group. SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board No. 30 (APB 30), principally with regard to the reporting of discontinued operations. The Group accounts have been prepared in accordance with SFAS 144, and the associated accounting and disclosures obligations complied with accordingly.

SFAS 145 amends a number of accounting standards. The principal impact of compliance with this standard on the Group has been the recording of £12m of pre-tax losses relating to the extinguishment of debt as part of ordinary activities. Prior to the implementation of SFAS 145, such losses would have been reported as extraordinary items net of the related tax effect.

SFAS 146 has addressed significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. These provisions have been complied with in the preparation of the Group accounts and have not had any material impact on the results or financial condition of the Group.

SFAS 148 provides additional transition guidance for those entities that elect to voluntarily adopt the accounting provisions of SFAS 123 ‘Accounting for Stock-Based Compensation’. Prior to the adoption by the Group of SFAS 148, the Group had continued to account for stock compensation costs in accordance with APB 25. The Group adopted the retroactive restatement method of accounting, resulting in the restatement of the income statement and balance sheet under US GAAP for each period presented.

FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued, and also requires the recording of liabilities at fair value associated with the issuance of any guarantees since 31 December 2002. The disclosure provisions of FIN 45 have been considered in the identification and reporting of obligations in the Group accounts and the measurement provisions have similarly been considered in respect of any guarantees issued since 31 December 2002.

New US Accounting Standards and pronouncements not yet effective
SFAS 143 ‘Accounting for Asset Retirement Obligations’ requires entities to record the fair value of an ‘asset retirement obligation’ arising in the period from legal obligations associated with the disposal of tangible fixed assets. This standard is applicable to the Group with effect from 1 April 2003. The application of this standard is not expected to have any material impact on the results or financial condition of the Group.

On 17 January 2003, the FASB issued Interpretation No. 46, (FIN 46) ‘Consolidation of Variable Interest Entities’ (VIE). Under FIN 46, certain entities labelled ‘Variable Interest Entities’, must be consolidated by the ‘primary beneficiary’ of the entity. The primary beneficiary is generally defined as the party exposed to the majority of the risks and rewards arising from the VIE. For VIEs in which a significant variable interest is held that is not a majority interest, certain disclosures are required. Full implementation of this interpretation to pre-existing entities is required from 1 July 2003; FIN 46 is applicable to any new VIEs with effect from 1 February 2003, but the Company has not entered into any arrangements that meet the definition of a VIE since this date.

SFAS 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ clarifies the circumstances in which a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. In addition, the statement amends the definition of an underlying to conform to language used in FIN 45 ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’, and certain other existing pronouncements. The statement is effective prospectively for contracts entered into or modified, and for hedging relationships designated, after 30 June 2003. The application of this standard is not expected to have a material impact on the results or the financial condition of the Group.

Back to Contents

Summary Group Financial Information

Financial summary (unaudited)
The financial summary set out below has been derived from the audited consolidated accounts of National Grid Transco for the three financial years ended 31 March 2003. It should be read in conjunction with the Group accounts and related notes, together with the Operating and Financial Review. It is not practicable to derive the information for years prior to 2001 due to the different year end of Lattice and the fact that Lattice had not been demerged from BG Group for the years ended 31 March 1999 and 2000.

	31 March	31 March	31 March
	2003	2002	2001
	£m	£m	£m

Summary profit and loss account
Group turnover	9,400	7,554	6,891
Operating costs	(7,788)	(6,494)	(5,179)

Operating profit of Group undertakings	1,612	1,060	1,712
Share of joint ventures’ and associate’s operating profit/(loss)	124	(701)	(105)

Operating profit
– Before exceptional items and goodwill amortisation	2,185	1,783	1,780
– Exceptional items	(347)	(1,327)	(88)
– Goodwill amortisation	(102)	(97)	(85)
	1,736	359	1,607
Non-operating exceptional items	(99)	156	306
Net interest
– Excluding exceptional items	(939)	(657)	(635)
– Exceptional items	(31)	(142)	–

Profit/(loss) on ordinary activities before taxation	667	(284)	1,278
Tax on profit on ordinary activities – excluding exceptional items	(373)	(251)	(390)
Tax on profit on ordinary activities – exceptional items	128	166	243

Profit/(loss) on ordinary activities after taxation	422	(369)	1,131
Minority interests including exceptional items	(31)	48	(7)

Profit/(loss) for the year	391	(321)	1,124

Summary statement of net assets
Fixed assets	18,993	19,635	15,696

Current assets	5,950	6,568	2,960
Creditors: amounts falling due within one year	(5,046)	(4,888)	(4,034)

Net current assets/(liabilities)	904	1,680	(1,074)

Total assets less current liabilities	19,897	21,315	14,622
Creditors: amounts falling due after more than one year	(14,255)	(14,868)	(9,793)
Provisions for liabilities and charges	(4,406)	(4,663)	(3,434)

Net assets	1,236	1,784	1,395

Summary cash flow statement
Net cash inflow from operating activities before exceptional items	3,154	2,394	2,482
Expenditure relating to exceptional items	(328)	(103)	(129)

Net cash inflow from operating activities	2,826	2,291	2,353
Dividends from joint ventures	11	13	20
Net cash outflow for returns on investments and servicing of finance	(912)	(705)	(691)
Net cash outflow for taxation	(112)	(212)	(350)
Net cash outflow for capital expenditure and financial investment	(1,407)	(1,483)	(1,179)
Net cash inflow/(outflow) for acquisitions and disposals	163	(969)	(587)
Equity dividends paid	(571)	(478)	(336)

Net cash outflow before the management of liquid resources and financing activities	(2)	(1,543)	(770)
Net cash (outflow)/inflow for the management of liquid resources	(138)	347	696

Net cash outflow b efore financing activities	(140)	(1,196)	(74)
Net cash inflow from financing activities	174	1,218	59

Net increase/(decrease) in cash in the year	34	22	(15)

Amounts in accordance with US GAAP
	31 March		31 March		31 March		31 March		31 March
	2003		2002		2001		2000		1999
	£m		£m		£m		£m		£m

Group turnover	7,931		4,397		3,783		1,615		1,514
Net income/(loss)	751		(167)		810		1,010		1,003
Earnings/(loss) per ADS
Basic	159.5	p	(54.5	)p	274.5	p	342.8	p	341.9	p
Diluted	156.5	p	(44.0	)p	260.0	p	323.4	p	322.1	p
Total assets	36,089		17,727		10,392		9,106		5,190
Net assets employed/total shareholders’ funds	9,515		3,862		2,962		2,381		1,464
Equity shareholders’ funds	9,426		3,759		2,920		2,346		1,464

Back to Contents

Glossary of Terms

Term used in annual report
Accounts
Acquisition accounting
Allotted
Associate
Called up share capital
Capital allowances
Creditors
Debtors
Equity shareholders’ funds
Finance lease
Financial year
Fixed asset investments
Freehold
Freehold land
Group accounts
Interest payable
Interest receivable
Joint venture
Net asset value
Operating profit
Pension scheme
Profit
Profit and loss account
Profit and loss account (reserve)
Profit for the year
Provision for doubtful debts
Provisions
Reconciliation of movements in equity shareholders’ funds
Reserves
Share capital
Share premium account

Stocks
Tangible fixed assets
Turnover

US equivalent or brief description
Financial statements
Purchase accounting
Issued
Equity investment
Common stock issued and fully paid
Tax term equivalent to US tax depreciation allowances
Accounts payable (or payables)
Accounts receivable (or receivables)
Shareholders’ equity
Capital lease
Fiscal year
Non-current investments
Ownership with absolute rights in perpetuity
Land owned
Consolidated financial statements
Interest expense
Interest income
Equity investment
Book value
Net operating income
Pension plan
Income (or earnings)
Income statement
Retained earnings
Net income
Allowance for bad and doubtful accounts receivable
Long-term liabilities other than debt and specific accounts payable
Statement of changes in stockholders’ equity
Stockholders’ equity other than common stock
Ordinary shares, capital stock or common stock issued and fully paid
Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)
Inventories
Property, plant and equipment
Revenues (or sales)

Back to Contents

Definitions

ADRs
American Depositary Receipts, negotiable certificates representing holdings in ADSs.

ADSs
American Depositary Shares, each of which represents the right to receive five ordinary shares.

bcf
Billion cubic feet.

Company or National Grid Transco
National Grid Transco plc.

DC
Direct current.

Demerger
The demerger of Lattice from BG Group plc which became effective on 23 October 2000.

EMFs
The electric and magnetic fields produced by all electrical equipment and appliances.

FERC
Federal Energy Regulatory Commission.

Gridcom
The Group’s communications infrastructure business.

Group
National Grid Transco and/or its subsidiary undertakings or any of them as the context requires.

GW
Gigawatt, 109 watts.

GWh
Gigawatt hours.

HSE
Health and Safety Executive.

kV
Kilovolt, 103 volts.

kW
Kilowatt, 103 watts.

kWh
Kilowatt hours.

Lattice or Lattice Group
Lattice Group plc and/or its subsidiary undertakings or any of them as the context requires immediately prior to the completion of the Merger.

LNG
Liquefied natural gas.

LTI
Lost Time Injury. A work-related injury that caused the person to be away from work for at least one normal shift after the shift on which the injury occurred, because he/she is unfit to perform his/her duties.

mcm
Million cubic metres.

Merger
The merger of Lattice and National Grid which became effective on 21 October 2002.

MJ/cuM
Megajoules per cubic metre.

MW
Megawatt, 106 watts.

MWh
Megawatt hours.

National Grid or National Grid Group
National Grid Group plc and/or its subsidiary undertakings or any of them as the context requires immediately prior to the completion of the Merger.

National Grid Company or NGC
National Grid Company plc.

National Grid Transco or the Company
National Grid Transco plc.

National Grid USA
The US holding company which owns the Group’s US electricity, gas and telecommunications interests.

Niagara Mohawk
Niagara Mohawk Holdings Inc., the US utility acquired by National Grid on 31 January 2002.

NTS or National Transmission System
The UK national gas transmission system owned and operated by Transco.

Ofgem
The Office of Gas and Electricity Markets which on 16 June 1999 became the new name for the combined Office of Electricity Regulation and Office of Gas Supply.

pence or p
United Kingdom (UK) currency.

pound(s) sterling or £
United Kingdom (UK) currency.

PUHCA
Public Utility Holding Company Act of 1935.

SEC
United States Securities and Exchange Commission.

ordinary shares
Ordinary shares of 10 pence each in the capital of National Grid Transco.

tonnes CO2 equivalent
Measure of greenhouse gas emissions in relation to the impact of carbon dioxide.

TW
Terawatt, 1012 watts.

TWh
Terawatt hours.

Transco
Transco plc.

US dollars, US$ or $
United States (US) currency.

Back to Contents

Independent Verifier’s Report on Operating Responsibly

Verification objectives and scope
URS Verification Ltd (URSVL) has been commissioned by National Grid Transco to provide independent assurance of the Operating Responsibly section (pages 21 to 25), herein referred to as ‘the report’, of National Grid Transco’s Annual Report and Accounts 2002/03.

This assurance process focused on assessing governance arrangements and reviewing information presented in the report. This did not include a review of data presented in the report. These priorities were agreed between URSVL and National Grid Transco to be appropriate following the merger of National Grid and Lattice in October 2002.

Objectives included assessment of the:

• robustness of corporate responsibility systems to enable delivery of Group performance;

• appropriateness of corporate metrics to demonstrate and communicate National Grid Transco’s management of impacts and risks; and

• content and coverage of the report including the balance of issues.

Based on the above objectives, URSVL focused the interview process at a Group level and conducted a selection of interviews with senior managers in the three most significant business units in the UK and USA-National Grid Company, Transco and National Grid USA.

Responsibilities of Directors and Verifiers
The information contained in the 2002/03 Annual Report and Accounts is the sole responsibility of the Directors of National Grid Transco. This verification statement represents the independent opinion of URSVL in relation to the report. URSVL was not involved in the development of this material or associated corporate systems.

URSVL has carried out its services by checking samples of information and documents which have been made available to URSVL by National Grid Transco. Accordingly, URSVL has not checked or reviewed all of National Grid Transco’s information and documents. The verification statement provided herein by URSVL is not intended to be used as advice or as the basis for any decisions, including, without limitation, financial or investment decisions.

Verification method
The approach followed by URSVL is aligned to International Accreditation Forum IAF Guide 66, Guidance to Guide 66-EA-7/02 and EN 45012, frameworks for bodies operating independent assessment and certification of management systems. URSVL auditors conducted the verification process following the general principles of auditing and audit procedures as contained within the international standard, ISO 19011 and with consideration of the new assurance standard, AA1000.

Corporate responsibility
In URSVL’s opinion, National Grid Transco has established clear roles and responsibilities at Board, Group and business unit levels, since the Merger. Appropriate Group policies for a number of key issues have been developed based on National Grid Transco’s Framework for Responsible Business, with further policies under consideration. Whilst communication and implementation of the new policies has commenced, this should be seen as an ongoing process, building on the established safety and environment systems in place in the business units. National Grid Transco has also developed a systematic methodology for identifying and assessing Group-wide operational risks including corporate responsibility issues. There was a good awareness of the defined risks and the mechanisms for their management amongst the personnel interviewed. However, it was noted that the register defines the risks in general terms and greater clarity of the risks as presented in the register may assist in ongoing use and understanding of this document. Furthermore, internal reporting mechanisms on safety and environment performance are well established at Board, Group and business unit levels. However, the internal performance reporting to the Board does not cover all key defined corporate responsibility risks.

Content and coverage of the report
In URSVL’s opinion, the report text which focuses on key risks defined by National Grid Transco covers the appropriate corporate responsibility issues for the Group. The qualitative information provided is also considered fair, balanced across the business, and includes reporting of sensitive issues. The metrics in the report reflect where existing data was available, however these are not completely aligned with the internal reporting process.

Areas for development of corporate responsibility and reporting
To build on this first corporate responsibility report by National Grid Transco and its internal strategy and systems, the following represent primary areas for consideration:

•	further dissemination and implementation of policies across the Group building on existing systems;

•	increased effectiveness in communication from Group to business unit level to strengthen integration of cultures and systems;

•	greater clarity in the descriptions of risks covered in the risk register to ensure complete understanding of the risks covered;

•	review and consider inclusion of additional metrics in the internal and external reporting process to reflect a broader range of corporate risks to increase robustness of the corporate responsibility process; and

•	documenting and communicating targets and trends to increase openness and transparency of National Grid Transco’s performance.

David Westwood
Director
For and on behalf of URS Verification Ltd
London
May 2003

Back to Contents

Investor Information

Market prices
The following table sets out the highest and lowest market prices for the periods indicated:

	Ordinary shares		ADSs
	High (p)	Low (p)	High ($)	Low ($)

1998/99	552.75	359.00	45.625	29.750
1999/2000	597.00	388.50	48.125	31.875
2000/01	646.00	479.50	47.875	37.000
2001/02	581.00	417.25	41.750	30.400
Quarter 1	581.00	518.00	41.750	36.900
Quarter 2	536.00	424.50	37.500	31.640
Quarter 3	502.00	417.25	36.040	30.400
Quarter 4	471.50	434.50	33.610	31.110

2002/03	511.50	365.75	37.400	29.690
Quarter 1	511.50	459.00	37.400	32.870
Quarter 2	472.25	402.25	36.500	31.400
Quarter 3	480.00	418.00	37.140	32.800
October 2002	480.00	451.50	37.140	35.300
November 2002	453.00	429.00	36.160	33.500
December 2002	456.50	418.00	36.790	32.800
Quarter 4	448.00	365.75	35.920	29.690
January 2003	448.00	384.00	35.920	32.060
February 2003	421.00	391.00	33.560	31.630
March 2003	417.00	365.75	32.610	29.690
April 2003	418.00	394.00	33.180	31.060
May 2003*	421.00	400.50	34.250	32.100

*For the period to 20 May 2003

Exchange rates
The following table sets out the $ to £ exchange rates as indicated:

	Period end ($)	Average ($) **	High ($)	Low ($)

1998/99	1.61	1.65	1.72	1.60
1999/2000	1.59	1.61	1.68	1.55
2000/01	1.42	1.47	1.60	1.40
2001/02	1.42	1.44	1.48	1.37
2002/03	1.58	1.55	1.65	1.43

October 2002			1.57	1.54
November 2002			1.59	1.54
December 2002			1.61	1.56
January 2003			1.65	1.60
February 2003			1.65	1.57
March 2003			1.61	1.56
April 2003			1.60	1.55
May 2003*			1.64	1.59

** The average rate is calculated using the exchange rates on the last day of each month during the period

Trading markets for ordinary shares
National Grid Transco’s shares have been listed on the London Stock Exchange since 11 December 1995. National Grid Transco’s ADRs have had a full listing on the New York Stock Exchange since 7 October 1999.

Exchange controls
There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends, interest or other payments to non-UK resident holders of ordinary shares except as otherwise set out in ‘Taxation’ below and except in respect of the governments of and/or certain citizens, residents or bodies of Iraq, the Federal Republic of Yugoslavia, Serbia, Myanmar (formerly Burma) and Afghanistan (in each case as more particularly described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

Defaults, dividend arrearages and delinquencies
There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment or any other material default with respect to the indebtedness for or in respect of monies borrowed or raised by whatever means of the Company or any of its significant subsidiaries. There have been no arrears in the payment of dividends on, and no material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Company.

Taxation
The following summary describes the principal US Federal income and UK tax consequences to beneficial owners of ADSs or ordinary shares who are residents of the United States. The summary is not a complete analysis or listing of all the possible tax consequences of ownership and does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, securities dealers, investors with a ‘functional currency’ other than the US dollar and any corporation which alone, or together with one or more corporations which are treated as associated for the purposes of the US/UK taxation convention relating to income and capital gains (the ‘Income Tax Convention’), directly or indirectly controls 10% or more of the voting share capital of National Grid Transco. The statements regarding US Federal tax laws set out below are based (i) on the US Internal Revenue Code of 1986, as amended (the ‘Code’) and regulations issued thereunder, all of which are subject to change, possibly with retroactive effect and (ii) in part on representation of The Bank of New York as depositary (the ‘Depositary’) and assume that each obligation provided for in or otherwise contemplated by the deposit agreement entered into by and among National Grid Transco, the Depositary and the registered holders of ADRs pursuant to which ADRs have been issued dated as of 21 November 1995 and amended and restated as of 31 January 2002 (the ‘Deposit Agreement’) and any related agreement will be performed in accordance with its terms. The statements regarding UK tax set out below are based on what is understood to be the practice of the UK Inland Revenue as at such date and are subject to any change therein (including any change having retroactive effect). Beneficial owners of ADSs who are residents or citizens of the United States will be treated as the owners of the underlying ordinary shares for the purposes of the Code.

The US and UK signed a new convention for the avoidance of double taxation with respect to income and capital gains on 24 July 2001 (the ‘New Treaty’). The New Treaty entered into force following the exchange of instruments of ratification on 31 March 2003 and is effective for withholding taxes beginning 1 May 2003. This summary is based on the income tax treaty in effect at the end of National Grid Transco’s taxable year 31 March 2003 (the

Back to Contents

Investor Information continued

‘Old Treaty’), with a brief summary of the impact of the New Treaty on future distributions and disposals.

For the purposes of this discussion, the term ‘US Holder’ refers to a beneficial owner of ADSs or ordinary shares who is a resident of the United States for US Federal income tax purposes and, as to the description under ‘Taxation of dividends’ and ‘Taxation of capital gains’ below, is also a resident of the United States for the purposes of the Old Treaty.

Taxation of dividends
The tax credit to which UK resident individual shareholders are generally entitled in respect of any dividend on their ordinary shares and which they can set against their total income tax liability is equal to one-ninth of the cash dividend (10% of the aggregate of the tax credit and the cash dividend).

Under the terms of the 1975 Income Tax Convention, effective for withholding tax purposes through to 30 April 2003, dividends paid to US shareholders controlling less than 10% of the voting capital of National Grid Transco are not subject to withholding taxes in the United Kingdom. The 1975 Income Tax Convention technically allows such US shareholders to claim the refundable tax credit for dividends which is available to UK shareholders. The amount of such credit is one-ninth of the cash distribution (10% of the aggregate of the credit and the cash dividend). If claimed by a US shareholder, however, the 1975 Income Tax Convention requires the credit to be reduced by 15% of the sum of the dividend and the credit, resulting in no net refundable credit.

Under the terms of the 2003 Income Tax Convention, effective for withholding tax purposes beginning on 1 May 2003, the United Kingdom is allowed to impose a 15% withholding tax on dividends paid to US shareholders controlling less than 10% of the voting capital of National Grid Transco. The United Kingdom does not, however, currently impose a withholding tax on such dividends. If it were to impose such a tax, the treaty provides for an exemption from withholding taxes for dividends paid on shares held through a tax exempt pension fund, 401(k) plan, or similar ‘pension scheme’. The 2003 Income Tax Convention eliminates the refundable tax credit provision found in the prior treaty. To obtain benefits under the New Treaty, a US holder must comply with the limitations on benefits article.

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

A US citizen who is resident or ordinarily resident in the UK, a US corporation which is resident in the UK by reason of its business being managed and controlled in the UK or a US citizen who, or a US corporation which, is trading or carrying on a profession or vocation in the UK through a branch or agency and has used, held or acquired ADSs or ordinary shares for the purpose of such trade, profession or vocation or such branch or agency, may be liable for both UK and US tax on a capital gain recognised on the disposal of ADSs or ordinary shares. Such holder, however, will generally be entitled to foreign tax credit, subject to certain limitations, against any US Federal tax liability for the amount of any UK tax (namely capital gains tax in the case of an individual and corporation tax on chargeable gains in the case of a corporation) which is paid in respect of such gain.

A US Holder who becomes resident in the UK after a period of ‘temporary’ nonresidence (of up to five years) following an earlier period of residence in the UK may also be liable to UK capital gains tax.

The taxation of capital gains remains broadly unchanged under the New Treaty. However, a US Holder must comply with the limitation on benefits article in the New Treaty in order to obtain treaty benefits.

UK stamp duty and stamp duty reserve tax (‘SDRT’)
Transfers of ordinary shares: Generally speaking SDRT at the rate of 0.5% of the amount or value of the consideration paid is payable where an agreement to transfer ordinary shares is not completed by a duly stamped transfer to the transferee. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with such date, the SDRT liability will be cancelled, and any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident.

Purchases of ordinary shares completed by

execution of a stock transfer form will generally give rise to a liability to UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the actual consideration paid.

Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5%, and not stamp duty.

The transfer of ordinary shares where there is no change of beneficial ownership will generally attract fixed rate stamp duty of £5 per transfer.

SDRT is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser or transferee.

Transfer of ADSs: No UK stamp duty will be payable on the acquisition or transfer of existing ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of ADRs will not give rise to a liability for SDRT. On a transfer of ordinary shares from the London, England office of The Bank of New York as agent of the Depositary (the ‘Custodian’) to a holder of ADSs upon cancellation of the ADSs, only a fixed stamp duty fee of £5 per instrument of transfer will be payable. Any transfer for value of the underlying ordinary shares represented by ADSs may give rise to a liability on the transferee to UK stamp duty or SDRT.

A charge to stamp duty or SDRT may arise on the issue or transfer of ordinary shares to the Depositary or the Custodian. The rate of stamp duty or SDRT will generally be 1.5% of either (i) in the case of an issue of ordinary shares, the issue price of the ordinary shares concerned, or (ii) in the case of a transfer of ordinary shares, the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. The Depositary will generally be liable for the stamp duty or SDRT. In accordance with the terms of the Depositary Agreement, the Depositary will charge any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are delivered against such deposits. If the stamp duty is not already a multiple of £5, the duty will be rounded up to the nearest multiple of £5.

US information reporting and backup withholding
A US resident Holder who holds ADSs may in certain circumstances be subject to information reporting to the IRS and possible US backup withholding at a rate of 30% with respect to dividends on ADSs and proceeds from the sale or other

Back to Contents

disposition of ADSs unless such holder furnishes a correct taxpayer identification number or is otherwise exempt.

UK inheritance tax
An individual who is domiciled in the US for the purposes of the convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes (the ‘Estate Tax Convention’) and who is not a national of the UK for the purposes of the Estate Tax Convention will generally not be subject to UK inheritance tax in respect of the ADSs on the individual’s death or on a gift of the ADSs during the individual’s lifetime, unless the ADSs are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ADSs held in trust. In the exceptional case where the shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US.

Memorandum and Articles of Association
The following description is a summary of the material terms of National Grid Transco’s share capital and material provisions of the Memorandum and Articles of Association of National Grid Transco (the ‘Articles’) and English law. The following description is a summary only and is qualified in its entirety by reference to the Articles, which have been filed with the US Securities and Exchange Commission, and the Companies Act 1985, as amended (the ‘Companies Act’). National Grid Transco’s authorised share capital is 5,000,000,000 ordinary shares of 10 pence each and one special rights non-voting redeemable preference share of £1. All of the outstanding shares are fully paid. Accordingly, no further contribution of capital may be required by National Grid Transco from the holders of such shares.

General: National Grid Transco is incorporated under the name National Grid Transco plc and is registered in England and Wales with registered number 4031152. The Company’s objects are set forth in the fourth clause of its Memorandum of Association and cover a wide range of activities, including the following:

•	carrying on the business of a holding company;

•	employing the funds of the Company to develop and expand its business; and
•	carrying on any other activity supplemental to the foregoing or capable of enhancing the Company’s profitability.

The Memorandum of Association grants National Grid Transco a broad range of corporate powers to effect these objectives.

Directors: The Articles provide that unless otherwise determined by an ordinary resolution of the Company’s shareholders, the number of Directors shall not be fewer than two but shall not be subject to any maximum number. Under the Articles, a Director may not vote in respect of any contract in which the Director, directly or indirectly, has an interest. This is subject to certain exemptions relating to (a) giving the Director any guarantee, security or indemnity in respect of obligations incurred at the request of or for the benefit of National Grid Transco, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of National Grid Transco for which the Director has assumed responsibility under an indemnity or guarantee, (c) an offer of securities of National Grid Transco in which the Director may be entitled to participate or will be interested as an underwriter, (d) any contract concerning any other company in which the Director is beneficially interested in less than 1% of that other company, (e) any arrangement for the benefit of employees of National Grid Transco under which he benefits in a similar manner as the employees and (f) any contract concerning any insurance that National Grid Transco is empowered to purchase or maintain for its Directors.

The compensation awarded to Executive Directors is decided by a remuneration committee, which consists exclusively of Non-executive Directors.

The Directors are empowered to exercise all the powers of National Grid Transco to borrow money, subject to the limitation that the aggregate principal amount outstanding of all borrowings shall not exceed an amount equal to four times National Grid Transco’s share capital and aggregate reserves, calculated in the manner described in the Articles, unless sanctioned by an ordinary resolution of the Company’s shareholders.

Any Director not otherwise required to retire at an annual general meeting of shareholders shall do so unless he was appointed or reappointed as a Director at either of the last two annual general meetings before that meeting. At each annual general meeting one-third of the Directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring Director shall be eligible for re-election. No Director shall be required to retire by reason only of the fact that he has attained the age of 70 or any other age.

A Director is not required to hold shares of National Grid Transco in order to qualify as a Director.

The Special Share: Any one of Her Majesty’s Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of HM Treasury or any other person acting on behalf of the Crown may hold the Special Share. The registered holder of the Special Share may, after consulting National Grid Transco and subject to the provisions of the Companies Act, require National Grid Transco to redeem the Special Share at par at any time. The holder of the Special Share has the right to receive notice of, and to attend and speak at, any general meeting or any separate meeting of the holders of any class of shares, but the special share confers no right to vote nor any other rights at any shareholders’ meeting. The Special Share confers no right to participate in National Grid Transco’s capital or profits except that, on a distribution of capital in a winding-up, the holder of the Special Share is entitled to repayment of £1 in priority to other shareholders.

Each of the following actions is effective only with the written consent of the holder of the Special Share:

(a) the amendment, removal or alteration of the effect of (including the ratification of any breach of) specified provisions of the Articles, including the Article relating to the Special Share, the Article on general limitations on shareholdings, the Article on shareholding restrictions on persons who are bound by the Balancing and Settlement Code or who are licence holders and the Article relating to the disclosure of interests in shares under section 212 of the Companies Act (each as described under ‘General Limitations on Shareholdings’ and ‘Shareholding Restrictions on Persons who are bound by the Balancing and Settlement Code or who are Licence Holders’ below) except to the extent that any amendment, removal or alteration of the Article relating to the disclosure of interests in shares is required to comply with the Listing Rules of the UK Listing Authority;

(b) the creation or issue of any shares in the Company with voting rights attached, not being: (i) shares comprised or shares which would, following issue, be comprised in the relevant share capital (as defined in section 198(2) of the Companies Act) of the Company; or (ii) shares which do not or shares which, following issue, would not constitute equity share capital (as defined in section 744 of the Companies Act) and which, when aggregated with all other

Back to Contents

Investor Information continued

such shares, carry (or would, if in issue carry) the right to cast less than 15% of the maximum number of votes capable of being cast on a poll on any resolution at any general meeting of the Company (whether or not the votes could be cast on a poll in relation to all resolutions at all general meetings);

(c) the variation of any rights (save for dividend rights and rights to repayment of capital) attached to any shares in National Grid Transco;

(d) the disposal by the Company or the disposal by any other member of the Group, to any person who is not a member of the Group, of all or any of the shares or of any rights or interests therein held by such company in the Transmission Licence Holder or in any company which directly or indirectly holds shares therein, or the entering into by the Company or any other member of the Group of any agreement or arrangement with any person who is not a member of the Group with respect to, or to the exercise of any rights attaching to, such shares;

(e) the giving by the Company of any consent or agreement to (including, without limitation, the casting of any vote in favour of) any amendment, removal or alteration of the effect of Article 10 of the Articles of Association of Transco plc (company number 2006000) or of the equivalent article in the Articles of Association of each Relevant Subsidiary (as defined in the Articles);

(f) the giving by the Company (or any Relevant Subsidiary) of any consent or agreement to (including, without limitation, the casting of any vote in favour of) the creation or issue of any shares in the capital of Transco plc (or any Relevant Subsidiary) other than an issue of such shares following which the Company will own (directly or through any Relevant Subsidiary) the full legal and beneficial interest in, and control, shares in the capital of Transco plc carrying at least 85% of the voting rights exercisable at general meetings of Transco plc (as defined in the Articles);

(g) the disposal by the Company (or any Relevant Subsidiary) of any of the shares in Transco plc held by it (or any Relevant Subsidiary) or of any rights or interests therein or the entering into by the Company (or any Relevant Subsidiary) of any agreement or arrangement with respect to, or to the exercise of any voting or other rights attaching to, such shares such that the Company would cease (directly or through any Relevant Subsidiary) to own the full legal and beneficial interest in, and control, shares in the capital of Transco plc carrying at least 85% of the voting rights exercisable at general meetings of Transco plc. For these purposes, ‘disposal’ shall include any sale, gift, lease, licence, loan, mortgage, charge or the grant of any other encumbrance or the permitting of any encumbrance to subsist (other than a floating charge over the whole of the Company’s or Relevant Subsidiary’s assets), or any other disposition to a third party;

(h) the giving by the Company (or any Relevant Subsidiary) of any consent or agreement to (including, without limitation, the casting of any vote in favour of) any abrogation, variation, waiver or modification of any of the rights or privileges attaching to any shares of any class in Transco plc (or any Relevant Subsidiary) such that the Company would cease (directly or through any Relevant Subsidiary) to own the full legal and beneficial interest in, and control, shares in the capital of Transco plc carrying at least 85% of the voting rights exercisable at any general meeting of Transco plc;

(i) without limitation to any of the foregoing, any act or omission to act by the Company or the Board (or any Relevant Subsidiary or its board of directors) which results in the Company ceasing (directly or through any Relevant Subsidiary) to own the full legal and beneficial interest in, and control, shares in the capital of Transco plc carrying at least 85% of the voting rights exercisable at general meetings of Transco plc;

(j) any scheme of arrangement which if put into effect would relieve the Transmission Licence Holder or any other Affiliate of the Company of, or otherwise modify, the obligation required to be imposed on such person by the Company;

(k) the voluntary winding-up of the Company, a special resolution to the effect that the Company should be wound up by the court, the presentation by the Company or by the Directors (whether solely or jointly with each other or with any other person) of a petition for the winding-up of the Company by the court or any proposal for any of the foregoing;

(l) the presentation by the Company (whether solely or jointly with any other person) of a petition to the court for, or the exercise by the Company of any rights in support of, the winding-up of the Transmission Licence Holder or any proposal for either of the foregoing;

(m) the presentation by the Company or by the Directors (whether solely or jointly with each other or with any other person) of a petition applying for an administration order pursuant to section 9 of the Insolvency Act 1986 or any proposal thereof;

(n) the proposal by the Board of a voluntary arrangement pursuant to section 1 of the Insolvency Act 1986; and

(o) save with respect to a Qualifying Reorganisation (as defined in the Articles), the establishment of a holding company for the Company.

Ordinary Shares Dividends and Other Distributions: National Grid Transco may not pay any dividend otherwise than out of profits available for distribution under the Companies Act and the other applicable provisions of English law. In addition, as a public company, National Grid Transco may make a distribution only if and to the extent that, at the time of the distribution, the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (as defined in the Companies Act). Subject to the foregoing, National Grid Transco may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders but not exceeding the amount recommended by the Board of Directors. The Board of Directors may pay interim dividends if the Board of Directors considers that National Grid Transco’s financial position justifies the payment.

Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up (otherwise than in advance of calls) on the shares.

A general meeting declaring a dividend may, upon the recommendation of the Board of Directors, direct that the dividend be satisfied wholly or partly by the distribution of assets. Dividends may be declared or paid in any currency. The Board of Directors may, if authorised by a shareholders’ ordinary resolution, offer the holders of ordinary shares the right to elect to receive new ordinary shares credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution.

National Grid Transco may stop paying dividends or other monies payable in respect of a share to a shareholder if in respect of at least two consecutive dividend payments, through no fault of National Grid Transco, payment has not been effected (or, following one such occasion, reasonable enquiries have failed to establish any new address of the holder or appropriate details for effecting payment by other means). National Grid Transco must resume payment of dividends or other monies payable in respect of a share if the shareholder or person entitled by transmission claims the arrears of dividend.

Back to Contents

All dividends or other sums payable unclaimed for one year after having been declared may be invested or otherwise made use of by the Board of Directors for the benefit of National Grid Transco until claimed. Any dividend or interest unclaimed for 12 years from the date when it was declared or became due for payment will be forfeited and revert to National Grid Transco.

In a winding-up, a liquidator may, with the sanction of a special resolution of National Grid Transco and any other sanction required by applicable provisions of English law, (a) divide among the shareholders the whole or any part of National Grid Transco’s assets (whether the assets are of the same kind or not) and may for this purpose value any assets and determine how the division should be carried out as between different shareholders or different classes of shareholders or otherwise as the resolution may provide, or (b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the sanction of a special resolution, determines, but in neither case will a shareholder be compelled to accept assets upon which there is a liability.

Unless the Board of Directors determines otherwise, no shareholder holding shares representing 0.25% or more of any class of National Grid Transco’s shares will be entitled to receive payment of any dividend or other distribution if he or any person appearing to be interested in those shares has been given a notice under section 212 of the Companies Act and has failed to give National Grid Transco the information required by the notice within 14 days from the date of service of the notice.

Voting Rights: Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands every shareholder who is present in person will have one vote and on a poll every shareholder will have one vote for every share which he holds. On a poll, shareholders may cast votes either personally or by proxy and a proxy need not be a shareholder. Under the Articles all special and extraordinary resolutions must be decided on a poll.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. Seniority will be determined by the order in which the names of the holders appear in the register of shareholders.

Unless the Board of Directors otherwise determines, no shareholder, or person to whom any of that shareholder’s holding is transferred other than by a transfer approved under the Articles, can vote at any general meeting either in person or by proxy in respect of any share in National Grid Transco held by him:

(a) if all monies presently payable by him in respect of that share have not been paid;

(b) if he or any other person appearing to be interested in the share has been given a notice under section 212 of the Companies Act and has failed to provide the information required by the notice within 14 days from the date of service of the notice (or in the case of shares representing less than 0.25% of their class, within 28 days of service of the notice); or

(c) in the circumstances referred to under ‘General Limitations on Shareholdings’ and ‘Shareholding Restrictions on Persons who are bound by the Balancing and Settlement Code or Licence Holders’ below.

Variation of Rights: Subject to applicable provisions of English law and the rights attached to any specific class of shares, the rights attached to any class of shares of National Grid Transco may be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The applicable provisions of English law and the Articles relating to general meetings will generally apply to any such separate meeting except that:

(a) the necessary quorum will be two persons between them holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which that quorum is not present, will be any holder of shares of that class who is present in person or by proxy whatever the number of shares held by him;

(b) any holder of shares of that class present in person or by proxy may demand a poll; and

(c) every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

Alteration of Capital: National Grid Transco may by ordinary resolution increase, consolidate and divide and subdivide its share capital. Subject to applicable provisions of English law, National Grid Transco may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner. Subject to applicable provisions of English law and to any rights conferred on the holders of any class of shares, National Grid Transco may purchase all or any of its shares of any class (including any redeemable shares).

General Limitations on Shareholdings:
The Articles contain provisions which limit interests in voting shares. These provisions are described briefly below:

(a) If any person has, or appears to the Board of Directors to have, an interest in shares which carry 15% or more of the total votes attaching to the relevant share capital (as defined in the Companies Act) of National Grid Transco and capable of being cast on a poll or is deemed so to have such an interest, the Board of Directors must take the following actions. The Board must give notice to all persons who appear to the Board of Directors to have interests in the shares concerned and, if different, to the registered holders of those shares. The notice will require that the interest concerned be reduced to less than 15% by selling shares within 21 days of the notice (or such longer period that the Board of Directors considers reasonable). No transfer of the shares to which the interest relates may then be registered except for the purpose of reducing the interest to less than 15% or until the notice has been withdrawn.

(b) If a person receiving a notice described in paragraph (a) does not comply with it, the Board of Directors will, so far as it is able, sell the shares on appropriate terms, as it determines. The proceeds of that sale will be received by National Grid Transco and paid (without interest and after deduction of any expenses of sale) to the former registered holder.

(c) A registered holder receiving a notice described in paragraph (a) is not entitled, until he has complied with the notice, to attend or vote at any general meeting of National Grid Transco or of any class of shares. Likewise, the holder will not be able to exercise any other of the rights of a shareholder in relation to that meeting, and those rights will vest in the chairman of that meeting who will have discretion to exercise them or not.

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

Back to Contents

Investor Information continued

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

Shareholding Restrictions on Persons who are bound by the Balancing and Settlement Code or Licence Holders:
The Articles contain additional restrictions which are intended to prevent any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000, a holder of a licence under the Electricity Act 1989, or in either case, any affiliate thereof, from having an interest in shares which carry 1% or more of the total votes attaching to the relevant share capital of National Grid Transco and capable of being cast on a poll.

The Board of Directors has the same rights as those set out under ‘General Limitations on Shareholdings’ above to require the sale or to sell sufficient numbers of shares to bring the relevant interest within the permitted limit where these provisions are breached.

Obligations Relating to the Transmission Licence Holder: The Articles provide that National Grid Transco must procure that, without the consent in writing of the holder of the special share:

(a) the transmission licence (as subsequently amended) which was granted by the then Secretary of State for Energy shall not be held by any person which is not National Grid Transco or a wholly-owned subsidiary of National Grid Transco;

(b) National Grid Transco and its wholly-owned subsidiaries shall not cease to carry on, or dispose of or relinquish operational control over any asset required to carry on, the transmission business or the interconnectors business (as defined in the transmission licence in place at 11 December 1995) except if that cessation, disposal or relinquishment is required by law or is permitted pursuant to or by virtue of the terms of the transmission licence;

(c) neither National Grid Transco nor any affiliate of National Grid Transco is permitted to carry on in the United Kingdom any activity which requires a generation or supply licence or which is exempted from such requirement, save where that activity is expressly permitted under the terms of the transmission licence in place at 11 December 1995 and neither National Grid Transco nor any affiliate of National Grid Transco is permitted to engage outside the United Kingdom in the generation of electricity to be imported into the United Kingdom;

(d) no employee or director of any person who is bound by the Balancing and Settlement Code by virtue of being a party to the BSC Framework Agreement dated 14 August 2000 or the holder of a licence under the Electricity Act 1989 or, in either case, any affiliate thereof (other than National Grid Transco or any wholly-owned subsidiary of National Grid Transco) is permitted to be a director of National Grid Transco or the transmission licence holder; and

(e) the transmission licence holder is not permitted to carry on activities other than:

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

Annual General Meetings and Extraordinary General Meetings: Annual General Meetings must be convened upon advance written notice of 21 clear days. An Extraordinary General Meeting must be convened upon advance written notice of 21 clear days for the passing of a special resolution and 14 days for any other resolution. The notice must specify the nature of the business to be transacted. The notice must also specify the place, the day and the time of the meeting.

Rights of Non-Residents: There are no restrictions under National Grid Transco’s Memorandum and Articles of Association that would limit the rights of persons not resident in the UK, as such, to vote ordinary shares.

Disclosure of Interests:
(a) A shareholder may lose the right to vote his shares if he or any other person appearing to be interested in those shares fails to comply within a prescribed period of time with a request by National Grid Transco under the Companies Act to give the required information with respect to past or present ownership or interests in those shares. In the case of holders of more than 0.25% in nominal amount of any class of the share capital of National Grid Transco, in addition to disenfranchisement, the sanctions that may be applied by National Grid Transco include withholding of the right to receive payment of dividends and other monies payable on shares, and restrictions on transfers of the shares.

(b) The Companies Act provides that a person (including a company and other legal entities) that acquires an interest of 3% or more in any class of shares constituting an English public company’s ‘relevant share capital’ (ie National Grid Transco’s issued share capital carrying the right to vote in all circumstances at a general meeting of National Grid Transco) is required to notify the company of its interest within two business days following the day on which the obligation arises. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of 1% or more.

For purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares (a) in which a spouse, or child or stepchild under the age of 18 is interested, (b) in which a corporate body is interested and either (i) that corporate body or its directors generally act in accordance with that person’s directions or instructions or (ii) that person controls one-third or more of the voting power of that corporate body or (c) in which another party is interested and the person and that other party are parties to a ‘concert party’ agreement. A concert party agreement is one which provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests acquired under the agreement, and any interest in the company’s shares is in fact acquired by any of the parties under the agreement. Some of the interests (eg those held by certain investment fund managers) may be disregarded for the purposes of calculating the 3% threshold, but the obligations of disclosure will still apply where those interests exceed 10% or more of any class of the company’s relevant share capital and to increases or decreases of 1% or more thereafter.

In addition, section 212 of the Companies Act provides that a public company may send a written notice to a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately

Back to Contents

preceding the date on which the notice is issued, interested in shares constituting the company’s ‘relevant share capital’. The notice will require that person to state whether he has an interest in the shares, and in case that person holds or had held an interest in those shares, to give additional information relating to that interest and any other interest in the shares of which that person is aware.

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

A person who fails to fulfil the obligations imposed by those provisions of the Companies Act described above is subject to criminal penalties.

Material contracts
Save for the contracts described below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by the Group: within the two years immediately preceding the date of this document which are, or may be material; or which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group at the date of this document.

(a) Credit agreement dated 22 November 2001 between National Grid Transco plc (as guarantor and borrower); NGG Finance plc (as borrower); HSBC Investment Bank plc (the facility agent); HSBC (USA) Inc. (the swingline agent); and certain banks and financial institutions (the banks) which provides a $1.7 billion 364 day multicurrency revolving credit facility and $600 million five year multicurrency revolving facility with a $300 million swingline facility. An agreement to extend $1.5 billion of the 364 day multicurrency revolving credit facility for a further 364 days to 20 November 2003 was signed on 20 November 2002.

(b) Offering circular issued by NGG Finance plc on 20 August 2001 summarising the trust deeds, subscription agreements and paying agency agreements relating to the €1,250,000,000 5.25% guaranteed bonds due 2006 and the €750,000,000 6.125% guaranteed bonds due 2011 issued by NGG Finance plc and guaranteed by National Grid Transco.

Documents on display
National Grid Transco is subject to the filing requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, National Grid Transco files reports and other information with the US Securities and Exchange Commission (SEC). These materials, including this document, may be inspected during normal business hours at National Grid Transco’s registered office at 1-3 Strand, London WC2N 5EH or at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC on 1-800-SEC-0330. Some of National Grid Transco’s filings are also available on the SEC’s website at www.sec.gov.
Exhibits The following have been filed with the Securities and Exchange Commission or will so be filed with the 2002/03 Form 20-F:

1		Memorandum and Articles of Association of National Grid Transco plc

2(a)		Amended and restated Deposit Agreement dated as of 31 January 2002

4(a)	(i)	Credit agreement dated 22 November 2001 between National Grid Transco plc (as guarantor and borrower); NGG Finance plc (as borrower); HSBC Investment Bank plc (the facility agent); HSBC (USA) Inc. (the swingline agent); and certain banks and financial institutions (the banks) which provides a $1.7 billion 364 day multicurrency revolving credit facility and $600 million five year multicurrency revolving facility with a $300 million swingline facility. An agreement to extend $1.5 billion of the 364 day multicurrency revolving credit facility for a further 364 days to 20 November 2003 was signed on 20 November 2002.
	(ii)	Offering circular issued by NGG Finance plc on 20 August 2001 summarising the trust deeds, subscription agreements and paying agency agreements relating to the €1,250,000,000 5.25% guaranteed bonds due 2006 and the €750,000,000 6.125% guaranteed bonds due 2011 issued by NGG Finance plc and guaranteed by National Grid Transco.

4(b)	(i)	Service Agreement – Edward Astle

	(ii)	Service Agreement – Steve Holliday

	(iii)	Service Agreement – Steve Lucas

	(iv)	Service Agreement – Sir John Parker

	(v)	Employment Agreement – Rick Sergel

	(vi)	Service Agreement – Nick Winser

	(vii)	Service Agreement – John Wybrew

4(c)	(i)	National Grid Executive Share Option Plan 2002

	(ii)	National Grid Group Share Matching Plan 2002

	(iii)	National Grid Transco Performance Share Plan 2002

	(iv)	National Grid Executive Share Option Plan 2000

	(v)	National Grid Executive Share Option Scheme

	(vi)	Lattice Long Term Incentive Scheme

6	Earnings per share – see note 11 to the accounts

8	List of subsidiaries

12(a)	Certifications pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Back to Contents

Cross Reference to Form 20-F

Item			Page
PART I
1		Identity of Directors, Senior Management and Advisers.	n/a

2		Offer Statistics and Expected Timetable.	n/a

3		Key Information.
	A	Selected Financial Data
		Financial summary	107
		Dividends	31
		Exchange rates	111
	B	Capitalisation and Indebtedness	n/a
	C	Reasons for the Offer and Use of Proceeds	n/a
	D	Risk Factors	53

4		Information on the Company.
	A	History and Development of the Company Overview of National Grid Transco	10
		History and development of the business	10
		Incorporation	55
		Operating and Financial Review	29
	B	Business Overview
		Chief Executive’s Review	4
		Business Review	10
		Operating and Financial Review	29
	C	Organisational Structure
		Note 32 Group undertakings and joint ventures	93
	D	Property, Plant and Equipment
		UK gas distribution
		Background information
		Fixed assets	11
		UK electricity and gas transmission	13
		Background information	13
		Fixed assets
		US electricity and gas networks	15
		Background information	16
		Fixed assets	19

5		Operating and Financial Review and Prospects.
	A	Operating ResultsOperating and Financial Review	29
	B	Liquidity and Capital Resources Liquidity, resources and capital expenditure	33
	C	Research and Development, Patents and Licences etc Research and development	55
	D	Trend Information
		Business Review	10
		Operating and Financial Review	29
		Changes and developments	38
	E	Reserved
	F	Reserved
	G	Reserved

Item			Page
6		Directors, Senior Management and Employees.
	A	Directors and Senior Management Board of Directors	26
	B	Compensation
		Directors’ Remuneration Report	44
		Note 7 Pension and post-retirement benefits	68
	C	Board Practices
		Directors’ service contracts	47
		Corporate Governance and Internal Control	41
	D	Employees
		Note 5 Payroll costs and employees	67
	E	Share Ownership
		Directors’ Remuneration Report	44
		Employee share ownership	24
		Note 23 Share capital	82

7		Major Shareholders and Related Party Transactions.
	A	Major Shareholders
		Substantial shareholdings	119
		Voting rights of substantial shareholders	119
		Distribution of shares by type of shareholder and size of shareholding	119
	B	Related Party Transactions
		Related party transactions	38
		Note 16 Debtors	76
		Note 18 Creditors	76
		Note 30 Related party transactions	91
	C	Interests of Experts and Counsel	n/a

8		Financial Information.
	A	Consolidated Statements and Other Financial Information Statement of Directors’ responsibilities for preparing the accounts	55
		Independent Auditors’ Report	56
		Accounting Policies	57
		Group Profit and Loss Account	60
		Balance Sheets	61
		Group Cash Flow Statement	62
		Notes to the Accounts	63
		Dividend policy	32
	B	Significant ChangesChanges and developments	38

9		The Offer and Listing.
	A	Offer and Listing Details Market prices	111
	B	Plan of Distribution	n/a
	C	Markets
		Trading markets for ordinary shares	111
	D	Selling Shareholders	n/a
	E	Dilution	n/a
	F	Expenses of the Issue	n/a

Item			Page
10		Additional Information.
	A	Share Capital
		Note 23 Share capital	82
	B	Memorandum and Articles of Association	113
	C	Material Contracts	117
	D	Exchange Controls	111
	E	Taxation	111
	F	Dividends and Paying Agents	n/a
	G	Statement by Experts	n/a
	H	Documents on Display	117
	I	Subsidiary Information	n/a

11		Quantitative and Qualitative Disclosures About Market Risk.
		Refinancing risk management	35
		Interest rate risk management	35
		Foreign exchange risk management	35
		Counterparty risk management	35

12		Description of Securities Other than Equity Securities.
	A	Debt Securities	n/a
	B	Warrants and Rights	n/a
	C	Other Securities	n/a
	D	American Depositary Shares	n/a

PART II
13		Defaults, Dividend Arrearages and Delinquencies.	111

14		Material Modifications to the Rights of Security Holders and Use of Proceeds.	n/a

15		Controls and Procedures.
		Evaluation of disclosure controls and procedures	43

16		Reserved.

PART III
17		Financial Statements.
		See Item 18

18		Financial Statements.
		Statement of Directors’ responsibilities for preparing the accounts	55
		Independent Auditors’ Report	56
		Accounting Policies	57
		Group Profit and Loss Account	60
		Balance Sheets	61
		Group Cash Flow Statement	62
		Notes to the Accounts	63
19		Exhibits.	117

Back to Contents

Shareholder Statistics

Distributions of shares by type of shareholder and size of shareholding

The following analyses of shareholdings are as at 20 May 2003:

Shareholders	Number of Holders	Number of shares	% of issued share capital	Shareholdings	Number of Holders	Number of shares	% of issued share capital

ADSs (a)	1	80,667,316	2.62	1-100	684,779	40,534,719	1.32
Banks	30	103,317,054	3.36	101-500	674,757	140,413,620	4.56
Electricity companies (b)	7	277,658	0.01	501-1,000	67,772	46,570,888	1.51
Individuals	1,462,213	329,915,052	10.72	1,001-5,000	44,348	86,107,088	2.80
Insurance companies	14	20,962,387	0.68	5,001-10,000	2,881	19,524,988	0.64
Nominee companies (c)	13,313	2,414,140,796	78.45	10,001-50,000	1,608	33,478,609	1.09
Other corporate bodies	710	26,663,976	0.87	50,001-100,000	325	23,498,327	0.76
Pension funds	51	167,315	0.01	100,001-500,000	628	147,472,659	4.79
Other limited				500,001-1,000,000	155	107,080,422	3.48
and public companies	1,260	101,109,470	3.28	1,000,001 and above	346	2,432,539,704	79.05

Total	1,477,599	3,077,221,024	100.00	Total	1,477,599	3,077,221,024	100.00

(a) ADSs are listed on the New York Stock Exchange. Each ADS represents five National Grid Transco ordinary shares. Holdings in ADSs are registered with The Bank of New York, the US depositary, that holds the ordinary shares represented by all ADSs.

In addition to the number of ordinary shareholders shown there are approximately 18,200 beneficial and 23,110 registered holders of ADSs.

Substantial shareholdings
As at 20 May 2003, National Grid Transco had been notified of the following beneficial interests in 3% or more of its issued share capital:

(b) In accordance with National Grid Transco’s Articles of Association, no holder of a licence under the Electricity Act 1989 and no affiliate of such licence holder has an interest of 1% or more in the voting share capital of National Grid Transco.

(c) Nominee companies typically hold shares on behalf of banks, insurance companies, investment trusts, pension funds and ISA investors.

		% of issued
	Shares	share capital

The Capital Group Companies, Inc.	215,635,632	7.00
Legal and General Investment Management Ltd	104,964,080	3.41

No further notifications have been received. All ordinary shares have the same voting rights. The only other issued share in the capital of the Company is the Special Share. Details of the Special Share are set out on page 113.

Financial Calendar

The following dates have been announced or are indicative of future dates:

28 May 2003	Ordinary shares go ex-dividend

30 May 2003	Record date for 2002/03 final dividend

21 July 2003	Annual General Meeting

20 August 2003	2002/03 final dividend paid to qualifying shareholders

20 November 2003	2003/04 interim results

26 November 2003	Ordinary shares go ex-dividend

28 November 2003	Record date for 2003/04 interim dividend

21 January 2004	2003/04 interim dividend paid to qualifying shareholders

Back to Contents

Shareholder Information

Queries
Queries from shareholders should be addressed to the Registrar: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone 0870 600 3969, fax 0870 600 3980, e-mail ngtshareenq@lloydstsb-registrars.co.uk, www.shareview.co.uk, textphone for the hard of hearing 0870 600 3950).

Queries from holders of American Depositary Shares (ADSs) should be addressed to the Depositary: The Bank of New York, Shareholders Correspondence, PO Box 11258, New York, NY 10286-1258 (for calls inside the US telephone 1-800-466-7215, for international calls telephone +1-610-312-5315, e-mail shareowners@bankofny.com, www.adrbny.com).

Additional information
Additional information about National Grid Transco is available on our website at www.ngtgroup.com. Share price information, previous Annual Reports and Reviews and shareholder information can be found in the Investors section of that site.

Documentation
A copy of National Grid Transco’s Annual Review is sent to all shareholders each year.

For the assistance of visually impaired shareholders, an audio tape version of the Annual Review is produced and may be obtained free of charge by contacting the Registrar, Lloyds TSB Registrars. A large type version of the Annual Review is also available on request.

Shareholders may opt to receive copies of National Grid Transco’s Annual Report and Accounts that contain the full accounts and additional information required by the US Securities and Exchange Commission. To request this document please contact either the Registrar, Lloyds TSB Registrars or the Depositary, The Bank of New York.

If you currently receive the Annual Report and would like in future years to receive only the Annual Review, please contact either the Registrar, Lloyds TSB Registrars or the Depositary, The Bank of New York.

Shareholders may elect to receive all shareholder communications, such as the Annual Review and Notice of AGM, by electronic means. To take advantage of this opportunity shareholders need to register on the Registrar’s website www.shareview.co.uk. Registration is free. Once registered, shareholders will receive notification by e-mail when documentation is available, together with instructions on how to view it. There are no particular software requirements to view the documents, other than those described and available on the National Grid Transco website www.ngtgroup.com.

Shareholders who register to receive electronic notification of documents, but decide at any time in the future that they would prefer to receive paper copies may register this preference on the website, www.shareview.co.uk or by contacting the Registrar, Lloyds TSB Registrars.

Holders of ADSs may elect to receive some documents electronically by checking the appropriate box on the reverse side of their voting instruction card. Alternatively, they should call The Bank of New York at 1-800-466-7215. Prior to general meetings of National Grid Transco, ADS holders will be mailed a notice of meeting with instructions on how to access the Annual Review and/or other documents electronically.

Shareholders or ADS holders who wish to continue to receive all communications in paper form need take no action.

Consolidated tax voucher
Shareholders who receive their dividends directly into their bank or building society accounts will receive a consolidated tax voucher once each year, rather than a tax voucher with each payment.

This consolidated tax voucher will be sent out in January/February each year.

Should shareholders wish to receive a separate voucher with each dividend they should contact the Registrars, Lloyds TSB Registrars.

Share dealing
Information on a range of low cost share dealing services is available from the Registrars, Lloyds TSB Registrars, or from the National Grid Transco website.

Should you not wish to use this service, you may find details of a broker in your local telephone directory, on the internet or enquire about share dealing at any high street bank or building society.

The Directors of National Grid Transco are not in any way seeking to encourage shareholders either to buy or sell shares. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from an independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000 or other appropriately authorised independent financial adviser.

ISA investors
Individual Savings Accounts for National Grid Transco shares are available. Further information may be obtained from the Account Manager: Stocktrade, PO Box 1076, 10 George Street, Edinburgh EH2 2PZ (telephone 0131 240 0443, www.stocktrade.co.uk/NGT_Sharedealing/ sharedealing_main.htm).

CGT information
The following is for information purposes only. It does not constitute financial, investment or tax advice. If in doubt, shareholders should obtain independent financial advice.

The base cost for National Grid shareholders would depend on either the purchase price or the date their shares were distributed by the Regional Electricity Companies. For shares distributed on 8 December 1995 (by East Midlands, Midlands Electricity, SEEBOARD, London Electricity, Northern Electric, South Wales and Yorkshire Electricity), the acquisition base cost is 207 pence per share. For shares distributed on 23 January 1996 by Southern Electric, the acquisition base cost is 192.5 pence per share.

The split of the capital gains tax base cost of shares held in BG Group immediately prior to the Demerger has been calculated as:

BG Group plc shares	65.6212%
Lattice Group plc shares	34.3788%

Under the terms of the Merger, Lattice Group shareholders received 37.5 National Grid Transco shares for every 100 Lattice Group shares.

The first market value of National Grid Transco ordinary 10 pence shares following the merger of National Grid and Lattice, as calculated in accordance with Section 272(3) of the Taxation of Chargeable Gains Act 1992, and as derived from the London Stock Exchange Daily Official List on 21 October 2002, was 459.625 pence.

All calculations are in accordance with the methodology set out in the Inland Revenue guidelines.

Shareholder networking
National Grid Transco will continue its innovative programme allowing shareholders to meet staff and visit operational sites. These visits allow us to explain National Grid Transco’s business to you in person. If you would like to take part in a visit please write to: Shareholder networking organiser, NGT House, Warwick Technology Park, Gallows Hill, Warwick CV34 6DA.

Back to Contents

1-3 Strand
London WC2N 5EH
England

Telephone: +44 (0)20 7004 3000
Facsimile: +44 (0)20 7004 3004
www.ngtgroup.com

UK Shareholder enquiries: 0870 600 3969
US Shareholder enquiries: 1 800 466 7215

Registered in England and Wales No. 4031152

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATIONAL GRID TRANSCO PLC

	By:	/s/ Stephen Lucas

Stephen Lucas
Date: June 11, 2003		Group Finance Director

CERTIFICATIONS

      I, Roger Urwin, certify that:

      1. I have reviewed this annual report on Form 20-F of National Grid Transco plc;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 11, 2003	/s/ Roger Urwin

Roger Urwin
Group Chief Executive

      I, Stephen Lucas, certify that:

      1. I have reviewed this annual report on Form 20-F of National Grid Transco plc;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 11, 2003	/s/ Stephen Lucas

Stephen Lucas
Group Finance Director

Exhibit List

Exhibit	Description

1	Memorandum and Articles of Association of National Grid Transco plc (Exhibit 1 to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference (amendment filed herewith)

2(a)	Amended and restated Deposit Agreement dated as of 31 January 2002 (Exhibit 2(a) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(a)(i)	Credit agreement dated 22 November 2001 between National Grid Transco plc (as guarantor and borrower); NGG Finance plc (as borrower); HSBC Investment Bank plc (the facility agent); HSBC (USA) Inc. (the swingline agent); and certain banks and financial institutions (the banks) and extension agreement dated 20 November 2002. (Exhibit 2(b)(iii) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference (extension agreement filed herewith)

4(a)(ii)	Offering circular issued by NGG Finance plc on 20 August 2001 summarising the trust deeds, subscription agreements and paying agency agreements relating to the €1,250,000,000 5.25% guaranteed bonds due 2006 and the €750,000,000 6.125% guaranteed bonds due 2011 issued by NGG Finance plc and guaranteed by National Grid Transco plc. (Exhibit 2(b)(ii) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(b)(i)	Service Agreement – Edward Astle (Exhibit 4(b)(i) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(b)(ii)	Service Agreement – Steve Holliday (Exhibit 3(b)(iv) to National Grid Group Form 20-F dated 18 June 2001 File No. 1-14958)	Incorporated by reference

4(b)(iii)	Service Agreement – Steve Lucas	Filed herewith

4(b)(iv)	Service Agreement – Sir John Parker	Filed herewith

4(b)(v)	Employment Agreement – Rick Sergel (Exhibit 2 to National Grid Group Form 20-F dated 28 June 2000 File No. 1-14958)	Incorporated by reference

4(b)(vi)	Service Agreement – Nick Winser	Filed herewith

4(b)(vii)	Service Agreement – John Wybrew	Filed herewith

4(c)(i)	National Grid Executive Share Option Plan 2002 (Exhibit 4(c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c)(ii)	National Grid Group Share Matching Plan 2002 (Exhibit 4(c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c)(iii)	National Grid Transco Performance Share Plan 2002	Filed herewith

4(c)(iv)	National Grid Executive Share Option Plan 2000 (Exhibit 4C to National Grid Group S-8 dated 26 July 2001 File No. 333-65968)	Incorporated by reference

4(c)(v)	National Grid Executive Share Option Scheme (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968)	Incorporated by reference

4(c)(vi)	Lattice Long Term Incentive Scheme	Filed herewith

6	Earnings per share – see note 11 to the accounts	N/A

8	List of subsidiaries	Filed herewith

12(a)	Certifications pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith