Form 20-F
period 2004-03-31
NATIONAL GRID TRANSCO PLC
filed 2004-06-16
CIK 1004315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-14958

NATIONAL GRID TRANSCO PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

1-3 Strand, London WC2N 5EH, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares of 10 pence each	The New York Stock Exchange*

American Depositary Shares, each representing five Ordinary Shares of 10 pence each	The New York Stock Exchange

* Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the
  Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

Item 17             Item 18

Cautionary Statement

This Annual Report on Form 20-F contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco’s ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals; competition and industry restructuring; changes in economic conditions; currency fluctuations; changes in interest and tax rates; changes in energy market prices; changes in historical weather patterns; changes in laws; regulations or regulatory policies; developments in legal or public policy doctrines; technological developments; the failure to retain key management; the availability of new acquisition opportunities; or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this document include the ability to continue to integrate the US and UK businesses acquired by or merged with the Group or to realise expected synergies from such integrations, the failure to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid Transco’s pension schemes and the regulatory treatment of pension costs, the impact of any potential separation and disposal by National Grid Transco of any of its UK gas distribution networks and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid Transco. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see Items 3 and 5 of this report (and in particular ”Risk factors” under Item 3). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. National Grid Transco does not undertake any obligation to revise these forward-looking statements to reflect events or circumstances after the date of this report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

The information set forth under the headings “Summary Group Financial Information” on page 129, “Ordinary dividends” on page 38, “Exchange Rates” on page 134 and “Risk factors” on pages 55 to 57 of the Company’s Annual Report and Accounts 2003/04 contained in Exhibit 14.1 is incorporated herein by reference.

Item 4. Information on the Company

The information set forth under the headings “Incorporation” on page 68, “Financial Review” on pages 36 to 51, “Operating Review” on pages 25 to 35, “Introduction” on pages 21 to 24, “Note 30 Group undertakings and joint ventures” on page 105, “Glossary of Terms” on page 130 and “Definitions” on page 131 of the Company’s Annual Report and Accounts 2003/04 contained in Exhibit 14.1 is incorporated herein by reference.

Company Agent

The Company’s agent in the US is Lawrence J. Reilly, Senior Vice President and General Counsel, National Grid USA, 25 Research Drive, Westborough, MA 01582.

Property, plants and equipment

United Kingdom
National Grid Transco’s Corporate Centre operates principally from offices at 1-3 Strand, London (leasehold) and 130 Jermyn Street, London (leasehold).

UK gas distribution. The gas network in Britain comprises approximately 170,000 miles of distribution pipelines and approximately 4,200 miles of high pressure national transmission pipelines. Agreements with landowners or occupiers are only required for those pipes that cross private land. These agreements largely comprise perpetual easements in England and Wales and deeds of servitude in Scotland. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement or servitude are covered by national agreements with the National Farmers Union, the Country Land and Business Association of England and Wales and the Scottish Landowners Association.

Through Transco plc, we own the freeholds of the substantial majority of the operational sites where there are larger operational plant and gas storage facilities used in our UK Gas Distribution business. The vast majority of office buildings, depots and stores used by UK Gas Distribution are leased from another Group company, SecondSite Property.

UK electricity and gas transmission. In England and Wales, the Group, through Transco, owns the freehold of the majority of all sites associated with its UK Transmission business. The remainder are held on long-term leaseholds. In Scotland the majority are owned outright through a disposition purchase. The remainder are owned through a feudal disposition where purchase was subject to various rights retained by the previous owner, for example mineral or forestry rights. In addition, Transco has three Commercial Lettings, at St Fergus to Shell and Mobil, and at Theddlethorpe to ConocoPhillips.

Agreements with landowners or occupiers are required for the overhead lines and underground cables which make up our electricity network in England and Wales. The majority of agreements are in the form of terminable wayleaves. The remainder are in the form of perpetual easements under which rights have been granted in perpetuity in return for a lump sum payment. The sites at which we have electricity substations are split between freehold and leasehold. Of the leasehold sites, the large majority are substations located on the premises of generators and are held on long-term leases for nominal rental payments. Of the remaining sites, most are held as ground rents (market price payable for land only) from the respective landlords, who include electricity distribution companies.

The Group, through National Grid Company, also owns the freehold of its control centre in Berkshire and the learning and development centre at Eakring in Nottinghamshire. It has major offices in Warwick (leasehold) and Leeds (freehold).

United States
The National Grid USA companies own in fee the office buildings that comprise their principal business premises in Westborough and Northborough, Massachusetts and in Syracuse, Albany and Buffalo, New York. Substantially all of the Group’s US properties and franchises are subject to the liens of mortgage indentures and deeds of trust under which mortgage bonds have been issued. At present, environmental issues are not preventing the companies from utilising any material operating assets in the course of their business.

US electricity transmission. The Group’s US Transmission systems are comprised of approximately 14,000 circuit miles of transmission and sub-transmission lines located within right-of-way corridors that traverse both public and private property. Statutory authority, legislative charters and municipal franchise grants generally provide the National Grid USA companies with the rights required to locate transmission and sub-transmission facilities within and across public ways. Right-of-way corridors that cross privately owned land have generally been acquired in fee ownership (freehold) or pursuant to grants of perpetual easements. Transmission and sub-transmission substation facilities are principally located on properties that are owned in fee.

US electricity distribution and US gas distribution. The Group’s US distribution systems are comprised of approximately 62,000 circuit miles of electric distribution lines located on rights-of-way in New England and New York, and approximately 8,000 miles of gas distribution pipelines located on rights-of-way in New York. Statutory authority, legislative charters and municipal franchise grants generally provide the National Grid USA companies with the rights required to locate distribution facilities within and across public ways. Right-of-way corridors that cross privately owned land have principally been acquired in fee ownership or pursuant to grants of perpetual easements. Electric distribution substations and gas distribution regulator stations are principally located on properties owned in fee.

Item 5. Operating and Financial Review and Prospects

The information set forth under the headings “Introduction” on pages 21 to 24, “Operating Review” on pages 25 to 35, “Financial Review” on pages 36 to 51 and “Research and development” on page 68 of the Company’s Annual Report and Accounts 2003/04 contained in Exhibit 14.1 is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

The information set forth under the headings “Board of Directors” on pages 18 and 19, “Directors’ Remuneration Report” on pages 58 to 67, “Note 7 Pensions and post-retirement benefits” on pages 82 to 85, “Corporate Governance and Risk Factors” on pages 52 to 57 , “Note 5 Payroll costs and employees” on page 81 and “Note 23 Share capital” on pages 97 to 99 of the Company’s Annual Report and Accounts 2003/04 contained in Exhibit 14.1 is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders
As at 11 June 2004, National Grid Transco had been notified of beneficial interests in 3% or more of its issued share capital by the following companies:

	% of issued share capital	Number of ordinary shares

The Capital Group Companies, Inc.	9.97	308,024,616
Legal and General Investment Management Ltd	3.6	111,143,102
Barclays plc	3.1	95,005,274
Franklin Resources, Inc.	3.0	93,240,377

The percentages and numbers of ordinary shares set forth above are as of the date of notification by the respective company. The Capital Group Companies, Inc. holding was first disclosed to National Grid Group plc as 3.0% in July 2001. From this point it steadily increased to 8.0% in January 2002, at which point the holding was diluted following the issuance of shares in relation to the acquisition of Niagara Mohawk. From a restated holding of 7.3% in February 2002 the holding again steadily increased to 10.0% in October 2002, when the holding was again diluted following the issuance of shares in respect of the merger with Lattice Group plc. The holding then increased steadily from 5.7% to 10.0%, and in June 2004 was reduced to the level disclosed above.

All ordinary shares have the same voting rights. The only other class of share in the Company is the Special Share (one special rights non-voting redeemable preference share of £1) which is no longer in issue, having been redeemed on 5 May 2004.

The information set forth under the headings “Analysis of shareholdings” on page 134, “Related party transactions” on page 49 and “Note 28 Related party transactions” on page 102 of the Company’s Annual Report and Accounts 2003/04 contained in Exhibit 14.1 is incorporated herein by reference.

Item 8. Financial Information

The information set forth under the headings “Balance Sheets” on page 75, “Group Profit and Loss Account” on page 74, “Group Cash Flow Statement” on page 76, “Notes to the Accounts” on pages 77 to 128 and “Dividend policy” on page 38 of the Company’s Annual Report and Accounts 2003/04 contained in Exhibit 14.1 is incorporated herein by reference.

Item 9. The Offer and Listing

The information set forth under the headings “Market prices” on page 134 and “Trading markets for ordinary shares” on page 134 of the Company’s Annual Report and Accounts 2003/04 contained in Exhibit 14.1 is incorporated herein by reference.

Item 10. Additional Information

Memorandum and Articles of Association

The following description is a summary of the material terms of National Grid Transco’s Memorandum and Articles of Association (the ‘Articles’). The following description is a summary only and is qualified in its entirety by reference to the Articles, which are listed as an exhibit to this report.

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

Directors:
Under the Articles, a Director must disclose any personal interest in a contract and may not vote in respect of that contract, subject to certain limited exceptions.

The compensation awarded to the Executive Directors is decided by the Remuneration Committee (see details on pages 53 and 54 of the Company’s Annual Report and Accounts 2003/04 contained in Exhibit 14.1), which consists entirely of Non-executive Directors. The fees of the Non-executive Directors are determined by the Executive Directors with the guidance of the Chairman and after taking appropriate external advice.

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

There is no specific requirement for a director to retire when he/she reaches the age of 70. However, upon appointment or retirement by rotation, the age of a person aged 70 or over must be declared in the notice convening the relevant shareholder meeting, or in any document accompanying the notice.

A Director is not required to hold shares of National Grid Transco in order to qualify as a Director.

Special Share:
The Special Share is a redeemable non-voting preference share of £1. Its ownership is restricted to certain persons who must be ministers of the Crown (eg a Secretary of State or another person acting on behalf of the Crown) (the “Special Shareholder”). In summary, the rights of the Special Shareholder ensure that it can control certain actions carried out by the Company in respect of (i) itself; (ii) National Grid Company (as the holder of the Transmission Licence); and (iii) Transco, as well as prohibiting changes to various provisions in the Company’s Articles including a provision which sets out certain limitations on the number of voting shares in the Company which a person can hold.

However, on 5 May 2004, the Special Shareholder exercised its right of redemption, following which the Special Share was redeemed for its par value of £1. Resolutions will be tabled at the Annual General Meeting to amend the Articles to remove references to the Special Share, those provisions which are no longer appropriate for inclusion in the Company’s Articles in view of the redemption of the Special Share (including the control on certain actions and limitation on shareholdings provisions), and to cancel the Special Share from being comprised within the Company’s authorised share capital.

Rights, preferences and restrictions:
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

Directors must stand for reappointment at the first Annual General Meeting following their appointment to the Board. Each Director must stand for reappointment at least every three years and each year one-third of the Board will stand for reappointment.

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

General Meetings:
Annual General Meetings must be convened upon advance written notice of 21 clear days. An Extraordinary General Meeting must be convened upon advance written notice of 21 clear days for the passing of a special resolution and 14 clear days for any other resolution. The notice must specify the nature of the business to be transacted. The notice must also specify the place, the day and the time of the meeting.

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

In addition, section 212 of the Companies Act provides that a public company may send a written notice to a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares constituting the company’s ‘relevant share capital’. The notice may require that person to state whether he has an interest in the shares, and in case that person holds or had held an interest in those shares, to give additional information relating to that interest and any other interest in the shares of which that person is aware.

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

Material contracts
Save for the contracts described below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by the Group within the two years immediately preceding the date of this document which are, or may be material; or which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group at the date of this document.

(a) Credit agreement dated 18 November 2003 between National Grid Transco plc; HSBC Bank plc (the facility agent); HSBC USA (the swingline agent); and certain banks and financial institutions (the banks) which provides a $1.485 billion 364-day multi-currency revolving credit facility with 12-month term-out option.

(b) Offering circular issued by NGG Finance plc on 20 August 2001 summarising the trust deeds, subscription agreements and paying agency agreements relating to the € 1,250,000,000 5.25% guaranteed bonds due 2006 and the € 750,000,000 6.125% guaranteed bonds due 2011 issued by NGG Finance plc and guaranteed by National Grid Transco.

Exchange controls
There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends, interest or other payments to non-UK resident holders of ordinary shares except as otherwise set out in ‘Taxation’ below and except in respect of the governments of and/or certain citizens, residents or bodies of certain countries (described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

Taxation
The following summary describes the principal US Federal income and UK tax consequences to beneficial owners of ADSs or ordinary shares who are residents of the United States. The summary is not a complete analysis or listing of all the possible tax consequences of ownership and does not discuss special tax rules that may be applicable to certain classes of investors including banks, insurance companies, securities dealers, investors with a ‘functional currency’ other than the US dollar and any corporation which alone, or together with one or more corporations which are treated as associated for the purposes of the US/UK taxation convention relating to income and capital gains (the ‘Income Tax Convention’), directly or indirectly controls 10% or more of the voting share capital of National Grid Transco. The statements regarding US Federal tax laws set out below are based (i) on the US Internal Revenue Code of 1986, as amended (the ‘Code’) and regulations issued thereunder, all of which are subject to change, possibly with retroactive effect and (ii) in part on representation of The Bank of New York as depositary (the ‘Depositary’) and assume that each obligation provided for in or otherwise contemplated by the deposit agreement entered into by and among National Grid Transco, the Depositary and the registered holders of ADRs pursuant to which ADRs have been issued dated as of 21 November 1995 and amended and restated as of 31 January 2002 (the ‘Deposit Agreement’) and any related agreement will be performed in accordance with its terms. The statements regarding UK tax set out below are based on what is understood to be the practice of the UK Inland Revenue as at such date and are subject to any change therein (including any change having retroactive effect). Beneficial owners of ADSs who are residents or citizens of the United States will be treated as the owners of the underlying ordinary shares for the purposes of the Code.

The US and UK signed a new convention for the avoidance of double taxation with respect to income and capital gains on 24 July 2001 (the ‘New Treaty’). The New Treaty entered into force following the exchange of instruments of ratification on 31 March 2003 and is effective for withholding taxes beginning 1 May 2003. This summary notes the changes to the treatment of distributions and disposals as a result of the entry into force of the New Treaty, which affects distributions and disposals in National Grid Transco's taxable year 31 March 2004.

For the purposes of this discussion, the term ‘US Holder’ refers to a beneficial owner of ADSs or ordinary shares who is a resident of the United States for US Federal income tax purposes and, as to the description under ‘Taxation of dividends’ and ‘Taxation of capital gains’ below, is also a resident of the United States for the purposes of the 1975 Income Tax Convention (the ‘Old Treaty’).

Taxation of dividends:
Under the terms of the Old Treaty, effective for withholding tax purposes through to 30 April 2003, dividends paid to US corporate shareholders controlling less than 10% of the voting capital of National Grid Transco and dividends paid to all US non-corporate shareholders were not subject to withholding taxes in the United Kingdom. The Old Treaty nominally allowed such US shareholders to claim the refundable tax credit for dividends which was available to UK shareholders for UK income tax purposes. The amount of such credit, however, was 10% of the sum of the dividend and the credit, reduced by 15% of the sum of the dividend and the credit, resulting in no net refundable credit for US shareholders.

Under the terms of the New Treaty, effective for withholding tax purposes beginning on 1 May 2003, the United Kingdom is allowed to impose a 15% withholding tax on dividends paid to US shareholders controlling less than 10% of the voting capital of National Grid Transco. The United Kingdom does not, however, currently impose a withholding tax on such dividends. If it were to impose such a tax, the treaty provides for an exemption from withholding taxes for dividends paid on shares held through a tax exempt pension fund, 401(k) plan, or similar ‘pension scheme’. The New Treaty eliminates the refundable tax credit provision found in the Old Treaty. To obtain benefits under the New Treaty, a US holder must otherwise satisfy the requirements of the limitations on benefits article of the New Treaty.

Dividends paid by National Grid Transco to US shareholders are subject to tax in the United States. Such dividends may qualify for the reduced tax rate of 15% if the US shareholder has held the National Grid Transco ADSs or ordinary shares for the requisite holding period.

Taxation of capital gains:
Under the Old Treaty, a US Holder who was not resident or ordinarily resident for UK tax purposes in the UK was not liable for UK taxation on capital gains realized or accrued on the sale or other disposal of ADSs or ordinary shares unless the US Holder carried on a trade, profession or vocation in the UK through a branch or agency and such ADSs or ordinary shares were used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency. A US Holder was, however, liable for US Federal income tax on gains on the sale of ADSs or ordinary shares to the same extent as on any other gains from sales of stock. Gain, if any, was generally US source.

Under the Old Treaty, a US citizen who was resident or ordinarily resident in the UK, a US corporation which was resident in the UK by reason of its business being managed and controlled in the UK or a US citizen who, or a US corporation which, was trading or carrying on a profession or vocation in the UK through a branch or agency and used, held or acquired ADSs or ordinary shares for the purpose of such trade, profession or vocation or such branch or agency, was possibly liable for both UK and US tax on a capital gain recognized on the disposal of ADSs or ordinary shares. Such holder, however, was generally entitled to foreign tax credit, subject to certain limitations, against any US Federal tax liability for the amount of any UK tax (namely capital gains tax in the case of an individual and corporation tax on chargeable gains in the case of a corporation) which was paid in respect of such gain.

A US Holder who became resident in the UK after a period of ‘temporary’ non-residence (of up to five years) following an earlier period of residence in the UK was also potentially liable to UK capital gains tax under the Old Treaty.

The taxation of capital gains remains broadly unchanged under the New Treaty. However, a US Holder must comply with the limitation on benefits article in the New Treaty in order to obtain treaty benefits.

UK stamp duty and stamp duty reserve tax (‘SDRT’):
Transfers of ordinary shares – Generally speaking SDRT at the rate of 0.5% of the amount or value of the consideration paid is payable where an agreement to transfer ordinary shares is not completed by a duly stamped transfer to the transferee. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with such date, the SDRT liability will be cancelled, and any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident. Purchases of ordinary shares completed by execution of a stock transfer form will generally give rise to a liability to UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the actual consideration paid. Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5%, and not stamp duty. The transfer of ordinary shares where there is no change of beneficial ownership will generally attract fixed rate stamp duty of £5 per transfer. SDRT is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser or transferee.

Transfer of ADSs – No UK stamp duty will be payable on the acquisition or transfer of existing ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of ADRs will not give rise to a liability for SDRT. On a transfer of ordinary shares from the London, England office of The Bank of New York as agent of the Depositary (the ‘Custodian’) to a holder of ADSs upon cancellation of the ADSs, only a fixed stamp duty fee of £5 per instrument of transfer will be payable. Any transfer for value of the underlying ordinary shares represented by ADSs may give rise to a liability on the transferee to UK stamp duty or SDRT. A charge to stamp duty or SDRT may arise on the issue or transfer of ordinary shares to the Depositary or the Custodian. The rate of stamp duty or SDRT will generally be 1.5% of either (i) in the case of an issue of ordinary shares, the issue price of the ordinary shares concerned, or (ii) in the case of a transfer of ordinary shares, the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. The Depositary will generally be liable for the stamp duty or SDRT. In accordance with the terms of the Depositary Agreement, the Depositary will charge any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are delivered against such deposits. If the stamp duty is not already a multiple of £5, the duty will be rounded up to the nearest multiple of £5.

US information reporting and backup withholding:
A US resident Holder who holds ADSs may in certain circumstances be subject to information reporting to the IRS and possible US backup withholding at a rate of 30% with respect to dividends on ADSs and proceeds from the sale or other disposition of ADSs unless such holder furnishes a correct taxpayer identification number or is otherwise exempt.

UK inheritance tax:
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

Documents on display
The information set forth under the headings “Documents on display” on page 134 of the Company’s Annual Report and Accounts 2003/04 contained in Exhibit 14.1 is incorporated herein by reference.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The information set forth under the heading “Treasury Policy” on pages 43 to 46 of the Company’s Annual Report and Accounts 2003/04 contained in Exhibit 14.1 is incorporated herein by reference.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

There has been no material default in the payment of principal, interest, a sinking or purchase fund installment or any other material default with respect to the indebtedness for or in respect of monies borrowed or raised by whatever means of the Company or any of its significant subsidiaries. There have been no arrears in the payment of dividends on, and no material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Company.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

The Company has carried out an evaluation under the supervision and with the participation of its management, including the Group Chief Executive and Group Finance Director, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of the end of the period covered by this report. Based upon and as of that evaluation, the Group Chief Executive and Group Finance Director concluded that the disclosure controls and procedures are effective in all material respects to ensure that the information required to be disclosed in the reports that National Grid Transco files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required.

During the period covered by this report, there were no changes in the Company’s internal control over financial reporting that could materially affect internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The Board of Directors has determined that George Rose, chairman of the Company’s Audit Committee, is an audit committee financial expert. A brief listing of Mr. Rose’s relevant experience is included as part of Item 6.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer. This code is available on the Company’s website at www.ngtgroup.com/about/mn_corp_govern.html, where any amendments or waivers will also be posted.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers LLP, independent registered public accounting firm, served as auditors of the Company for the fiscal year ended 31 March 2004.

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2004, and the review of interim financial statements for the sixth months ended 30 September 2004 were £5 million. Fees billed by PricewaterhouseCoopers for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended March 31, 2003, and the review of interim financial statements for the sixth months ended 30 September 2003 were £4 million.

Audit-Related Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed under “Audit Fees” above were £2 million in fiscal 2003/04, and £3 million in fiscal 2002/03. Services comprising these fees included £1.5 million in fiscal 2003/04 of assurance services associated with the separation of UK based gas distribution networks, and £2 million in fiscal 2002/03 relating to the merger of National Grid and Lattice. The remaining amounts, in both years, relate to services provided on bond programs, audit of pension schemes and the provision of accounting advice.

Tax Fees

Aggregate fees billed by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning were £1 million in fiscal 2003/04, and £3 million during fiscal 2002/03.

All Other Fees

Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2003/04 were £2 million, which related to vendor due diligence work associated with the proposed disposal of UK-based gas distribution networks. Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2002/03 were £3 million, which largely related to services supplied by the consulting business unit of PricewaterhouseCoopers LLP which was sold to IBM United Kingdom Limited on 30 September 2002.

Subject to the Company’s Articles of Association, the Audit Committee is solely and directly responsible for the approval of the appointment, re-appointment, compensation and oversight of the Company’s independent auditors. The Audit Committee must approve in advance all non-audit work to be performed by the independent auditors.

During fiscal 2003/04, all of the audit, audit-related and non-audit services provided by PricewaterhouseCoopers were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable.

PART III

Item 17. Financial Statements

     The Company has responded to Item 18 in lieu of this Item.

Item 18. Financial Statements

The information set forth under the headings “Statement of Directors’ responsibilities for preparing the accounts” on page 69, “Accounting Policies” on pages 71 to 73, “Group Profit and Loss Account” on page 74, “Balance Sheets” on page 75, “Group Cash Flow Statement” on page 76, “Group Statement of Total Recognised Gains and Losses” on page 76 and “Notes to the Accounts” on pages 77 to 128 of the Company’s Annual Report and Accounts 2003/04 contained in Exhibit 14.1 is incorporated herein by reference. The audit report on these financial statements is presented below.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of National Grid Transco plc

In our opinion, the accompanying consolidated Balance Sheets and related consolidated Profit and Loss Account, Cash Flow Statement, Statement of Total Recognised Gains and Losses and the related notes present fairly, in all material respects, the financial position of National Grid Transco plc and its subsidiaries at 31 March 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2004, in conformity with accounting principles generally accepted in the United Kingdom. These accounts are the responsibility of the Company’s Directors and management. Our responsibility is to express an opinion on these accounts based on our audits. We conducted our audits of these accounts in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts, assessing the accounting principles used and significant estimates made by management, and evaluating the overall accounts presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the accounts, the Company has changed its accounting policy for treasury stock during the year ended 31 March 2004.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32, as restated, to the consolidated accounts.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
19 May 2004

Item 19. Exhibits

Exhibit	Description

1.1	Memorandum and Articles of Association of National Grid Transco plc (Exhibit 1 to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference

1.2	Amendment to Memorandum and Articles of Association of National Grid Transco plc (Exhibit 1 to National Grid Transco Form 20-F dated 11 June 2003 File No. 1-14958).	Incorporated by reference

2.1	Amended and restated Deposit Agreement dated as of 31 January 2002 (Exhibit 2(a) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference

4.1	Credit agreement dated 18 November 2003 between National Grid Transco plc; HSBC Bank plc (the facility agent); HSBC Bank USA (the swingline agent); and certain banks and financial institutions (the banks).	Filed herewith

4.2	Offering circular issued by NGG Finance plc on 20 August 2001 summarising the trust deeds, subscription agreements and paying agency agreements relating to the €1,250,000,000 5.25% guaranteed bonds due 2006 and the €750,000,000 6.125% guaranteed bonds due 2011 issued by NGG Finance plc and guaranteed by National Grid Transco plc. (Exhibit 2(b)(ii) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference

4.3	Service Agreement among The National Grid Group plc, National Grid Company plc and Edward Astle dated 27 July 2001.	Filed herewith

4.4	Service Agreement among The National Grid Group plc, National Grid Company plc and Steven Holliday dated 6 March 2001.	Filed herewith

4.5	Service Agreement among National Grid Group plc, National Grid Company plc and Steve Lucas dated 13 June 2002.	Filed herewith

4.6	Employment Agreement among The National Grid Group plc, New England Electric System and Richard P. Sergel dated 22 March 2000.	Filed herewith

4.7	Service Agreement among The National Grid Group plc, National Grid Company plc and Roger J. Urwin dated as of 17 November 1995.	Filed herewith

4.8	Service Agreement among National Grid Transco plc, National Grid Company plc and Nicholas Winser dated 28 April 2003.	Filed herewith

4.9	Letter of Appointment – John Grant.	Filed herewith

4.10	Letter of Appointment – Ken Harvey.	Filed herewith

4.11	Letter of Appointment – Paul Joskow.	Filed herewith

4.12	Letter of Appointment – Sir John Parker.	Filed herewith

4.13	Letter of Appointment – Stephen Pettit.	Filed herewith

4.14	Letter of Appointment – Maria Richter.	Filed herewith

4.15	Letter of Appointment – George Rose.	Filed herewith

4.16	Letter of Appointment – James Ross.	Filed herewith

4.17	National Grid Executive Share Option Plan 2002 (Exhibit 4(c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference

4.18	National Grid Group Share Matching Plan 2002 (Exhibit 4(c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference

4.19	National Grid Transco Performance Share Plan 2002 (as approved 23 July 2002 by a resolution of the shareholders of National Grid Group plc, adopted 17 October 2002 by a resolution of the Board of National Grid Group plc, amended 26 June 2003 by the Share Schemes Sub-Committee of National Grid Transco plc, and amended 5 May 2004 by the Share Schemes Sub-Committee of National Grid Transco plc).	Filed herewith

4.20	National Grid Executive Share Option Plan 2000 (Exhibit 4C to National Grid Group S-8 dated 26 July 2001 File No. 333-65968).	Incorporated by reference

4.21	National Grid Executive Share Option Scheme (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968).	Incorporated by reference

4.22	Lattice Long Term Incentive Scheme (Exhibit 4(c)(vi) to National Grid Transco 20-F dated 11 June 2003 File No. 1-14958).	Incorporated by reference

4.23	Lattice Group Short Term Incentive Scheme (approved by a resolution of the shareholders of BG Group plc effective 23 October 2000; approved by a resolution of the Board of National Grid Transco plc on 30 April 2004; amended by resolutions of the Board of Lattice Group plc effective on 21 October 2002 and 13 May 2004).	Filed herewith

6.1	Earnings per share: The information set forth under the heading “Note 11 Earnings per share and adjusted profit on ordinary activities before taxation” on page 87 of the Company’s Annual Report and Accounts 2003/04 contained in Exhibit 14.1 is incorporated herein by reference.	Incorporated by reference

8.1	List of subsidiaries.	Filed herewith

12.1	Certifications of Roger Urwin.	Filed herewith

12.2	Certifications of Stephen Lucas.	Filed herewith

13.1	Certifications of Roger Urwin and Stephen Lucas furnished pursuant to 18 U.S.C. Section 1350.	Filed herewith

14.1	National Grid Transco plc Annual Report and Accounts 2003/04, in extracted form.	Filed herewith

14.2	Consent of PricewaterhouseCoopers LLP, independent accountants to National Grid Transco plc.	Filed herewith

14.3	Consent of PricewaterhouseCoopers, independent accountants to JVCO Participacoes Ltds.	Filed herewith

14.4	Consent of Price Waterhouse & Co., independent accountants to Compañía Inversora en Transmisión Eléctrica Citelec S.A.	Filed herewith

14.5	Consent of PricewaterhouseCoopers Sp. z o.o., independent accountants to Energis Polska Sp. z o.o.	Filed herewith

14.6	Financial Statements of JVCO Participacoes Ltds and subsidiary as at and for the year ended 31 December 2001.	Filed herewith

14.7	Financial Statements of Compañía Inversora en Transmisión Eléctrica Citilec S.A. as at and for the year ended 31 December 2001.	Filed herewith

14.8	Financial Statements of Energis Polska Sp. z o.o. as at and for the year ended 31 December 2001.	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NATIONAL GRID TRANSCO PLC

By:	/s/ Stephen Lucas
Stephen Lucas Group Finance Director

London, England

June 16, 2004