Form 20-F
period 2005-03-31
NATIONAL GRID TRANSCO PLC
filed 2005-06-15
CIK 1004315

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 10 pence each	3,090,202,955

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒	No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

Cautionary Statement

        This Annual Report on Form 20-F contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals; competition and industry restructuring; changes in economic conditions; currency fluctuations; changes in interest and tax rates; changes in energy market prices; changes in historical weather patterns; changes in laws, regulations or regulatory policies; developments in legal or public policy doctrines; the impact of changes to accounting standards; technological developments; the failure to retain key management; the availability of new acquisition opportunities; or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this report include the ability to continue to integrate the US and UK businesses acquired by or merged with the Group, the failure to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid Transco's pension schemes and the regulatory treatment of pension costs, the impact of the separation and disposal of four of our UK gas distribution networks and any adverse consequences arising from outages on or otherwise affecting energy networks which we own or operate. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see Items 3 and 5 of this report (and in particular"Risk factors" under Item 3). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. National Grid Transco does not undertake any obligation to revise these forward-looking statements to reflect events or circumstances after the date of this report.

        The inclusion of our website address in this annual report does not, and is not intended to, incorporate the contents of our website into this report and such information does not constitute part of this annual report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

Exchange rates

        The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at 10 June 2005.

as at 10 June 2005:    •

	high	low
June 2005*	1.8368	1.8119
May 2005	1.9048	1.8205
April 2005	1.9197	1.8733
March 2005	1.9292	1.8657
February 2005	1.9249	1.8570
January 2005	1.9058	1.8647
December 2004	1.9482	1.9125
average**
2004/05	1.85
2003/04	1.70
2002/03	1.55
2001/02	1.44
2000/01	1.47

*
For the period to 10 June 2005.

**
The average for each period is calculated by using the average of the exchange rates on the last day of each month during the period.

        The information set forth under the headings "Summary Group Financial Information" on page 146, "Dividends" on page 48 and " Risk factors" on pages 67 to 68 of the Company's Annual Report and Accounts 2004/05 contained in Exhibit 15.1 is incorporated herein by reference.

        The following additional selected financial data have been prepared in accordance with UK GAAP.

Year ended 31 March	2005	2004	2003	2002	2001
Weighted average number of shares—millions	3,082	3,070	3,078	2,832	2,777
Earnings/(loss) per share—pence	29.5	35.0	11.4	(12.0)	40.3
Diluted earnings/(loss) per share—pence	29.3	34.9	11.6	(10.7)	39.2
Share capital—£millions	309	309	308	310	178

        Earnings/(loss) per share and diluted earnings/(loss) per share for years ended 31 March 2004, 2003, 2002 and 2001 have been restated to reflect the adoption of FRS 20 in the year ended 31 March 2005.

Item 4. Information on the Company

        On 1 June 2005, we completed the sales of four of our UK gas distribution networks. The North of England distribution network was sold to a consortium led by Cheung Kong Infrastructure Holdings Limited and including United Utilities PLC for a cash consideration of £1.4 billion; the Wales and the West distribution network was sold to a consortium led by the Macquarie European Infrastructure Fund (a wholesale fund managed by a member of the Maquarie Bank Group), for a cash consideration of £1.2 billion; and the South of England and Scotland distribution networks were both sold to a consortium comprising Scottish and Southern Energy plc, Borealis Infrastructure Management Inc and Ontario Teachers Pension Plan for a cash consideration of £3.2 billion.

        We will retain the West Midlands, London, East of England and North West networks and will continue to have the largest gas distribution business in the UK.

        Of the £5.8 billion aggregate proceeds, £2.3 billion will be used to repay debt and £2.0 billion will be used to fund a return of cash to shareholders of 65 pence per ordinary share, or £3.25 per ADS, payable in US dollars at the applicable exchange rate. The return of cash is to be implemented through an issue of B shares and a capital reorganisation and is subject to shareholder approval. Shareholders will receive one B share for every existing ordinary share and will be able to elect to receive the return as a dividend of 65 pence per B share for some or all of their B shares or as a repurchase of B shares for 65 pence per B share now or in the future. Because an ADS represents five ordinary shares, an ADS holder will receive five B shares for each ADS. Except in extraordinary circumstances, the B shares will have no voting rights.

        In conjunction with the return of cash, a capital reorganisation will be undertaken whereby existing ordinary shares will be subdivided and consolidated so that shareholders will receive 43 new ordinary shares for every 49 existing ordinary shares they own, and ADS holders will receive 43 new ADSs for every 49 existing ADSs they own at the respective close of business on 29 July 2005. The intention is that, subject to normal market movements, the share price of one new ordinary share immediately after listing should be approximately equal to the share price of one existing ordinary share immediately beforehand. The ratio used for the capital reorganisation has been set by reference to the closing price of 546 pence per existing ordinary share on 3 June 2005 (being the latest practicable date prior to the posting of documents to shareholders on 15 June 2005) after adjusting for the proposed final dividend of 15.2 pence per existing ordinary share. New ordinary shares will be traded on the London Stock Exchange in the same way as existing ordinary shares and will be equivalent to the existing ordinary shares in all material respects, including their dividend, voting and other rights. New ADSs will be traded on the New York Stock Exchange in the same way as existing ADSs and will be equivalent to the existing ADSs in all material respects, including their dividend, voting and other rights. The effect of the consolidation will be to reduce the number of issued ordinary shares (including those represented by ADSs) to reflect the return of 65 pence per B share to shareholders, but each shareholder's proportionate ownership interest will remain the same, subject to adjustments for fractional entitlements.

        The information set forth under the headings "Incorporation" on page 60, " Financial Review" on pages 45 to 59, " Operating Review" on pages 25 to 40, "Introduction" on pages 21 to 24, " Note 30 Group undertakings and joint ventures" on page 121, " Glossary of Terms" on page 144 and " Definitions" on page 145 of the Company's Annual Report and Accounts 2004/05 contained in Exhibit 15.1 is incorporated herein by reference.

Company Agent

        The Company's agent in the US is Lawrence J. Reilly, Senior Vice President and General Counsel, National Grid USA, 25 Research Drive, Westborough, MA 01582.

Property, plants and equipment

United Kingdom

        National Grid Transco's Corporate Centre operates principally from offices at 1-3 Strand, London. These offices, of approximately 25,080 square feet, are held on a 15-year lease from 24 June 2002.

        UK electricity and gas transmission.    We own the freehold of the majority of all sites associated with our UK electricity and gas transmission business in England and Wales. The remainder are held on long-term leaseholds. In Scotland, we own the majority of our gas transmission sites outright through a disposition purchase. The remainder are owned through a feudal disposition where purchase was subject to various rights retained by the previous owner, for example mineral or forestry rights. In addition, Transco has three Commercial Lettings, at St Fergus to Shell and Mobil, and at

Theddlethorpe to ConocoPhillips. The electricity transmission business does not own any sites in Scotland.

        Our gas transmission network comprises approximately 4,300 miles of high pressure national transmission pipelines. Agreements with landowners or occupiers are only required for those pipes that cross private land. These agreements largely comprise perpetual easements in England and Wales and deeds of servitude in Scotland. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement or servitude are covered by national agreements with the National Farmers Union, the Country Land and Business Association of England and Wales and the Scottish Landowners Association.

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

        Through National Grid Company plc, we also own the freehold of our control centres in Berkshire. We also have major offices in Warwick (leasehold) and Leeds (freehold).

        UK gas distribution.    Following the sales of four of our regional gas networks (Scotland, South of England, Wales and West and North of England), which were completed on 1 June 2005, our retained UK gas distribution system consists of approximately 82,000 miles of distribution pipelines. Agreements with landowners or occupiers are only required for those pipes that cross private land. These agreements largely comprise perpetual easements. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement are covered by national agreements with the National Farmers Union, the Country Land and Business Association of England and Wales.

        Through Transco plc, we own the freeholds of the substantial majority of the operational sites where there are larger operational plant and gas storage facilities used in our UK gas distribution business. The vast majority of office buildings, depots and stores used by UK gas distribution are leased from another Group company, SecondSite Property.

United States

        The National Grid USA companies own in fee the office buildings that comprise their principal business premises in Westborough and Northborough, Massachusetts and in Syracuse, Albany and Buffalo, New York. Substantially all of the Group's US properties and franchises are subject to the liens of mortgage indentures and deeds of trust under which mortgage bonds have been issued. At present, environmental issues are not preventing the companies from utilising any material operating assets in the course of their business.

        US electricity transmission.    Our US electricity transmission systems consist of approximately 14,000 circuit miles of transmission and sub-transmission lines located within right-of-way corridors that traverse both public and private property. Statutory authority, legislative charters and municipal franchise grants generally provide the National Grid USA companies with the rights required to locate transmission and sub-transmission facilities within and across public ways. Right-of-way corridors that cross privately owned land have generally been acquired in fee ownership (freehold) or pursuant to grants of perpetual easements. Transmission and sub-transmission substation facilities are principally located on properties that are owned in fee.

        US electricity and gas distribution.    Our US electricity and gas distribution systems consist of approximately 72,000 circuit miles of electric distribution lines located on rights-of-way in New England and New York, and approximately 8,500 miles of gas distribution pipelines located on rights-of-way in New York. Statutory authority, legislative charters and municipal franchise grants generally provide the National Grid USA companies with the rights required to locate distribution facilities within and across public ways. Right-of-way corridors that cross privately owned land have principally been acquired in fee ownership or pursuant to grants of perpetual easements. Electric distribution substations and gas distribution regulator stations are principally located on properties owned in fee.

Item 5. Operating and Financial Review and Prospects

        The information set forth under the headings "Introduction" on pages 21 to 24, "Operating Review" on pages 25 to 40, " Financial Review" on pages 45 to 59 and "Research and development" on page 60 of the Company's Annual Report and Accounts 2004/05 contained in Exhibit 15.1 is incorporated herein by reference.

        As discussed in Item 4, we completed the sales of four of our regional gas distribution networks on 1 June 2005 for an aggregate cash consideration of £5.8 billion. On completion, the assets and business of the four gas networks were transferred to the buyers, who also assumed substantially all their liabilities.

        Selected financial information on the sold networks for the years ended 31 March 2005, 2004 and 2003 is included in Item 18 in "Note 2 Segmental analysis" on pages 91 to 94 included as part of Item 18.

        As described in Note 2, segmental analysis of assets excludes inter-business balances, net borrowings, tax, interest and dividends. On this basis, as at 31 March 2005, the sold networks had total assets of £2,888 million and total liabilities of £813 million under UK GAAP and total assets of £5,848 million and total liabilities of £815 million under US GAAP.

Item 6. Directors, Senior Management and Employees

        The information set forth under the headings "Board of Directors" on page 19, "Directors' Remuneration Report" on pages 69 to 79, " Note 7 Pensions and other post-retirement benefits" on pages 97 to 101, "Corporate Governance" on pages 62 to 66, "Note 5 Payroll costs and employees" on page 97 and " Note 23 Share capital" on pages 112 to 115 of the Company's Annual Report and Accounts 2004/05 contained in Exhibit 15.1 is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

        As at 10 June 2005, we had been notified of beneficial interests in 3% or more of our issued share capital by the following companies:

	% of issued share capital	Number of ordinary shares
The Capital Group Companies, Inc.	7.98	246,659,294
Legal and General Investment Management Ltd	3.88	120,095,611
Barclays plc	3.47	107,360,080
Credit Suisse First Boston Group	3.24	100,029,895

        The Capital Group of Companies, Inc. initially notified a holding of 8.0% in January 2002, this was then diluted following the issuance of shares in relation to the acquisition of Niagara Mohawk. From a restated holding of 7.3% in February 2002, the holding increased to 10.0% in October 2002, when the holding was again diluted following the issuance of shares in respect of the merger with Lattice Group plc. The holding then increased steadily from 5.7% to 10.0% in March 2004. Capital Group's holding has reduced from this point to the level disclosed above.

        Legal and General Investment Management Ltd and Barclays plc have retained interests of approximately 3 to 4% over the past three years.

        Credit Suisse First Boston Group first notified its holding of 3.24% in December 2004. No changes have been notified.

        All ordinary shares have the same voting rights.

        The information set forth under the headings "Analysis of shareholdings" on page 147, "Related party transactions" on page 57 and " Note 28 Related party transactions" on page 119 of the Company's Annual Report and Accounts 2004/05 contained in Exhibit 15.1 is incorporated herein by reference.

Item 8. Financial Information

        The information set forth under the headings "Balance Sheets" on page 89, " Group Profit and Loss Account" on page 88, " Group Cash Flow Statement" on page 90, "Notes to the Accounts" on pages 91 to 143 and " Dividend policy" on page 49 of the Company's Annual Report and Accounts 2004/05 contained in Exhibit 15.1 is incorporated herein by reference.

Item 9. The Offer and Listing

Price history

        The following table sets forth the highest and lowest market prices for National Grid Transco ordinary shares and ADSs for the periods indicated.

	ordinary share (pence)		ADS ($)
	High	Low	high	Low
2004/05	549.50	421.25	52.06	37.59
2003/04	438.00	374.75	41.450	30.190
2002/03	511.50	365.75	37.400	26.690
2001/02	581.00	417.25	41.750	30.400
2000/01	646.00	479.50	47.875	37.000
2004/05 Q1	436.50	421.25	40.55	37.59
Q2	472.00	423.50	43.00	39.17
Q3	496.00	461.00	48.02	42.50
Q4	549.50	486.75	52.06	45.71
2003/04 Q1	421.00	394.00	34.980	31.060
Q2	406.75	374.75	34.120	30.190
Q3	406.25	376.25	36.250	32.000
Q4	438.00	385.00	41.450	35.590
June 2005*	550.75	486.75	52.06	45.71
May 2005	539.00	502.75	49.85	47.94
April 2005	514.75	489.25	49.43	46.37
March 2005	514.00	486.75	49.68	45.71
February 2005	549.50	504.25	52.06	48.89
January 2005	516.25	494.75	49.10	46.75
December 2004	496.00	471.00	48.02	45.60

*
For the period to 10 June 2005.

Markets

        National Grid Transco's ordinary shares have been listed on the Official List of the London Stock Exchange since 11 December 1995. National Grid Transco's ADSs have had a full listing on the New York Stock Exchange since 7 October 1999.

Item 10. Additional Information

Memorandum and Articles of Association

        The following description is a summary of the material terms of National Grid Transco's Memorandum and Articles of Association (the "Articles'). The following description is a summary only and is qualified in its entirety by reference to the Articles, which are listed as an exhibit to this report.

General

        National Grid Transco is incorporated under the name National Grid Transco plc and is registered in England and Wales with registered number 4031152. The Company's objects are set forth in the fourth clause of its Memorandum of Association and cover a wide range of activities, including the following:

  •
  carrying on the business of a holding company;

  •
  employing the funds of the Company to develop and expand its business; and

  •
  carrying on any other activity supplemental to the foregoing or capable of enhancing the Company's profitability.

        The Memorandum of Association grants National Grid Transco a broad range of corporate powers to effect these objectives.

Directors

        Under the Articles, a Director must disclose any personal interest in a contract and may not vote in respect of that contract, subject to certain limited exceptions.

        The compensation awarded to the Executive Directors is decided by the Remuneration Committee, which consists entirely of Non-executive Directors. The fees of the Non-executive Directors are determined by the Executive Directors with the guidance of the Chairman and after taking appropriate external advice.

        The Directors are empowered to exercise all the powers of National Grid Transco to borrow money, subject to the limitation that the aggregate principal amount outstanding of all borrowings shall not exceed an amount equal to four times National Grid Transco's share capital and aggregate reserves, calculated in the manner described in the Articles, unless sanctioned by an ordinary resolution of the Company's shareholders.

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

Rights, preferences and restrictions

        National Grid Transco may not pay any dividend otherwise than out of profits available for distribution under the Companies Act and the other applicable provisions of English law. In addition, as a public company, National Grid Transco may make a distribution only if and to the extent that, at the time of the distribution, the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (as defined in the Companies Act). Subject to the foregoing, National Grid Transco may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders but not exceeding the amount recommended by the Board of Directors. The Board of Directors may pay interim dividends if the Board of Directors considers that National Grid Transco's financial position justifies the payment.

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

        In a winding-up, a liquidator may, with the sanction of a special resolution of National Grid Transco and any other sanction required by applicable provisions of English law, (a) divide among the shareholders the whole or any part of National Grid Transco's assets (whether the assets are of the same kind or not) and may for this purpose value any assets and determine how the division should be carried out as between different shareholders or different classes of shareholders or otherwise as the resolution may provide, or (b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the sanction of a special resolution, determines, but in neither case will a shareholder be compelled to accept assets upon which there is a liability.

Variation of Rights

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

Rights of Non-Residents

        There are no restrictions under National Grid Transco's Memorandum and Articles of Association that would limit the rights of persons not resident in the UK, as such, to vote ordinary shares.

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

        The Companies Act provides that a person (including a company and other legal entities) that acquires an interest of 3% or more in any class of shares constituting an English public company's "relevant share capital' (ie National Grid Transco's issued share capital carrying the right to vote in all circumstances at a general meeting of National Grid Transco) is required to notify the company of its interest within two business days following the day on which the obligation arises. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of 1% or more.

        For purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares (a) in which a spouse, or child or stepchild under the age of 18 is interested, (b) in which a corporate body is interested and either (i) that corporate body or its directors generally act in accordance with that person's directions or instructions or (ii) that person controls one-third or more of the voting power of that corporate body or (c) in which another party is interested and the person and that other party are parties to a "concert party' agreement. A concert party agreement is one which provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests acquired under the agreement, and any interest in the company's shares is in fact acquired by any of the parties under the agreement. Some of the interests (eg those held by certain investment fund managers) may be disregarded for the purposes of calculating the 3% threshold, but the obligations of disclosure will still apply where those interests exceed 10% or more of any class of the company's relevant share capital and to increases or decreases of 1% or more thereafter.

        In addition, section 212 of the Companies Act provides that a public company may send a written notice to a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares constituting the company's "relevant share capital'. The notice may require that person to state whether he has an interest in the shares, and in case that person holds or had held an interest in those shares, to give additional information relating to that interest and any other interest in the shares of which that person is aware.

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

        The Company is proposing to introduce new "Plain English' articles at the Annual General Meeting on 25 July 2005.

Material contracts

        As described in Item 6, each of our Executive Directors has a Service Agreement and each Non-executive Director has a Letter of Appointment. Apart from these, no contract (other than contracts entered into in the ordinary course of business) has been entered into by the Group within the two years immediately preceding the date of this report which is, or may be material; or which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group at the date of this report.

Exchange controls

        There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends, interest or other payments to non-UK resident holders of ordinary shares except as otherwise set out in "Taxation' below and except in respect of the governments of and/or certain citizens, residents or bodies of certain countries (described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

Taxation

        The following summary describes the principal US Federal income and UK tax consequences for a beneficial owner of ADSs or ordinary shares who is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation, created or organised under the laws of the United States or any state thereof or (iii) a trust or an estate the income of which is subject to US federal income tax without regard to its source and that holds such shares or ADSs as capital assets.

        The summary is not a complete analysis or listing of all the possible tax consequences of ownership, in particular the return of £2 billion to shareholders as discussed below under "Taxation of dividends' and under "Taxation of capital gains and losses'. It does not discuss special tax rules that may be applicable to certain classes of investors including traders, collective investment schemes, banks, insurance companies, securities dealers, investors with a "functional currency' other than the US dollar and any corporation which directly or indirectly controls 10% or more of the voting share capital of National Grid Transco.

        The US and UK signed a new convention (the "Income Tax Convention') for the avoidance of double taxation with respect to income and capital gains on 24 July 2001. The Income Tax Convention entered into force following the exchange of instruments of ratification on 31 March 2003 and was effective for withholding taxes beginning 1 May 2003. This summary describes the rules of taxation under the new convention.

        The statements regarding US Federal tax laws set out below are based (i) on the US Internal Revenue Code of 1986, as amended (the "Code') and regulations issued thereunder, all of which are subject to change, possibly with retroactive effect and (ii) in part on representation of The Bank of New York as depositary (the "Depositary') and assume that each obligation provided for in or otherwise contemplated by the deposit agreement entered into by and among National Grid Transco, the Depositary and the registered holders of ADRs pursuant to which ADRs have been issued dated as of 21 November 1995 and amended and restated as of 31 January 2002 (the "Deposit Agreement') and any related agreement will be performed in accordance with its terms. Beneficial owners of ADSs who are residents or citizens of the United States will be treated as the owners of the underlying ordinary shares for the purposes of the Code.

        For the purposes of this discussion, the term "US Holder' refers to a beneficial owner of ADSs or ordinary shares who is a resident of the United States for US Federal income tax purposes and, as to the description under "Taxation of dividends' and "Taxation of capital gains' below, is also a resident of the United States for the purposes of the Income Tax Convention.

        The statements regarding UK tax set out below are based on UK law and what is understood to be the practice of HM Revenue and Customs in the United Kingdom as at the date of this document and are subject to any change therein (including any change having retroactive effect).

Taxation of dividends:

        Under the Income Tax Convention the United Kingdom is allowed to impose a 15% withholding tax on dividends paid to US shareholders controlling less than 10% of the voting capital of National Grid Transco. The United Kingdom does not, however, currently impose a withholding tax on such dividends. If it were to impose such a tax, the treaty provides for an exemption from withholding taxes for dividends paid on shares held through a tax exempt pension fund, 401(k) plan or similar "pension scheme' as defined in the Income Tax Convention. The Income Tax Convention does not provide for refunds to be paid in respect of tax credits arising on dividends paid by UK resident companies. To obtain benefits under the Income Tax Convention, a US holder must otherwise satisfy the requirements of the limitations on benefits article of the Income Tax Convention.

        Dividends paid by National Grid Transco to US shareholders are subject to tax in the United States. Such dividends may qualify for the reduced tax rate of 15% if the US shareholder has held the National Grid Transco ADSs or ordinary shares for the requisite holding period, to the extent paid out of earnings and profits. As discussed in more detail in Item 4, the Company has announced the return of £2 billion to shareholders following the sales of four of the UK gas distribution networks on 1 June 2005 by way of a B share scheme, followed by a share consolidation. The distribution, to the extent paid out of earnings and profits, should generally be taxable to a US Holder as foreign source dividend income and will not be eligible for the dividends received deduction allowed to corporations. A distribution in excess of earnings and profits should be treated as a non-taxable return of cash to the extent of the US Holder's basis in the existing ordinary shares or ADSs, and thereafter as capital gain. National Grid Transco is currently unable to determine the extent to which the distribution will be paid out of earnings and profits for purposes of these rules. The rules provide, for information reporting and backup withholding purposes, that if the payor of a distribution is unable to determine whether the distribution is paid out of earnings and profits, the entire distribution must be treated and reported as a dividend under applicable information reporting requirements. If National Grid Transco is able to reasonably determine in a timely manner the extent to which the distribution is paid out of earnings and profits and the extent to which it is a return of capital, such determination will be reflected in any information returns that may be required to be sent to US Holders. This discussion is based on current law and previous guidance issued by the IRS which could be changed. Any dividends paid that do not qualify for the special reduced rate will be taxable to a US Holder at the higher rate normally applicable to ordinary income.

Taxation of capital gains:

        Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a US Holder who is not resident in the UK for UK tax purposes is not liable for UK taxation on capital gains realized or accrued on the sale or other disposal of ADSs or ordinary shares. A US Holder is, however, liable for US Federal income tax on such gains to the same extent as on any other gains from sales of stock. The gain, if any, is generally US source.

        The following taxpayers may be subject to tax in both jurisdictions for any capital gain realized on the sale or other disposition of ADSs or ordinary shares:

  •
  a US citizen who is resident or ordinarily resident in the UK

  •
  a US corporation which is resident in the UK by reason of its business being managed and controlled in the UK

  •
  a US citizen who is trading or carrying on a profession or vocation in the UK and used, held or acquired ADSs or ordinary shares for the purpose of such trade, profession or vocation

  •
  a US corporation which is otherwise carrying on business through a permanent establishment in the U.K. and used, held or acquired ADSs or ordinary shares for the purpose of such permanent establishment.

        Such holder, however, is generally entitled to foreign tax credit, subject to certain limitations, against any US Federal tax liability for the amount of any UK tax (namely capital gains tax in the case of an individual and corporation tax on chargeable gains in the case of a corporation) which has been paid in respect of such gain.

        A US Holder who becomes resident in the UK after a period of temporary non-residence (of up to five years) following an earlier period of residence in the UK is also potentially liable to UK capital gains tax on gains made in the period of temporary non-residence.

        A US Holder must also comply with the limitation on benefits article in the Income Tax Convention in order to obtain treaty benefits.

        In addition, a tax loss on future sales of shares may be characterised as long-term capital loss if some or all of a US Holder's dividends are characterised as an "extraordinary dividend'. This characterisation may result depending on the proportionate amount of the dividend compared with the cost basis in the shares.

UK stamp duty and stamp duty reserve tax ('SDRT'):

        Transfers of ordinary shares—Generally speaking SDRT at the rate of 0.5% of the amount or value of the consideration paid is payable where an agreement to transfer ordinary shares is not completed by a duly stamped transfer to the transferee. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with such date, the SDRT liability will be cancelled, and any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident. Purchases of ordinary shares completed by execution of a stock transfer form will generally give rise to a liability to UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the actual consideration paid. Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5%, and not stamp duty. The transfer of ordinary shares where there is no change of beneficial ownership will generally attract fixed rate stamp duty of £5 per transfer. SDRT is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser or transferee.

        Transfers of ADSs—No UK stamp duty will be payable on the acquisition or transfer of existing ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of ADRs will not give rise to a liability for SDRT. On a transfer of ordinary shares from the London, England office of The Bank of New York as agent of the Depositary (the "Custodian') to a holder of ADSs upon cancellation of the ADSs, only a fixed stamp duty fee of £5 per instrument of transfer will be payable. Any transfer for value of the underlying ordinary shares represented by ADSs may give rise to a liability on the transferee to UK stamp duty or SDRT. A charge to stamp duty or SDRT may arise on the issue or transfer of ordinary shares to the Depositary or the Custodian. The rate of stamp duty or SDRT will generally be 1.5% of either (i) in the case of an issue of ordinary shares, the issue price of the ordinary shares concerned, or (ii) in the case of a transfer of ordinary shares, the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. The Depositary will generally be liable for the stamp duty or SDRT. In accordance with the terms of the Depositary Agreement, the Depositary will charge any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are delivered against such deposits. If the stamp duty is not a multiple of £5, the duty will be rounded up to the nearest multiple of £5.

US information reporting and backup withholding:

        A US Holder who holds ADSs may in certain circumstances be subject to information reporting to the IRS and possible US backup withholding at a rate of 28% with respect to dividends on ADSs and proceeds from the sale or other disposition of ADSs unless such holder furnishes a correct taxpayer identification number or is otherwise exempt.

UK inheritance tax:

        An individual who is domiciled in the US for the purposes of the convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes (the 'Estate Tax Convention') and who is not a national of the UK for the purposes of the Estate Tax Convention will generally not be subject to UK inheritance tax in respect of the ADSs or ordinary shares on the individual's death or on a gift of the ADSs or ordinary shares during the individual's lifetime, unless the ADSs or ordinary shares are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ADSs or ordinary shares held in trust. In the exceptional case where the ADSs or shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US.

Documents on display

        National Grid Transco is subject to the filing requirements of the US Securities Exchange Act of 1934. In accordance with these requirements, National Grid Transco files reports and other information with the US Securities and Exchange Commission (SEC). These materials, including this document, may be inspected during normal business hours at National Grid Transco's registered office 1-3 Strand, London WC2N 5EH or at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC on 1-800-SEC-0330. Some of National Grid Transco's filings are also available on the SEC's website at www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

        The information set forth under the headings "Treasury Policy" on pages 50 to 52 and "Commodity price hedging" on pages 52 to 53 of the Company's Annual Report and Accounts 2004/05 contained in Exhibit 15.1 is incorporated herein by reference.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        There has been no material default in the payment of principal, interest, a sinking or purchase fund installment or any other material default with respect to the indebtedness for or in respect of monies borrowed or raised by whatever means of the Company or any of its significant subsidiaries. There have been no arrears in the payment of dividends on, and no material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Company required to be reported under this Item 13.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15. Controls and Procedures

        The Company has carried out an evaluation under the supervision and with the participation of its management, including the Group Chief Executive and Group Finance Director, of the effectiveness of the design and operation of the Group's disclosure controls and procedures as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based on and as of that evaluation, the Group Chief Executive and Group Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that National Grid Transco files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required.

        During the period covered by this report, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

        The Board of Directors has determined that George Rose, chairman of the Company's Audit Committee, is an "audit committee financial expert" within the meaning of this Item 16A. A brief listing of Mr. Rose's relevant experience is included as part of Item 6.

Item 16B. Code of Ethics

        We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. This code is available on our website at www.ngtgroup.com, where any amendments or waivers will also be posted. There were no amendments to, or waivers under, our Code of Ethics in the fiscal year ended 31 March 2005.

Item 16C. Principal Accountant Fees and Services

        PricewaterhouseCoopers LLP, independent registered public accounting firm, served as auditors of the Company for the fiscal year ended 31 March 2005.

Audit Fees

        The aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company's financial statements and regulatory reporting for the fiscal year ended 31 March 2005 and the review of interim financial statements for the six months ended 30 September 2004 were £6 million. Fees billed by PricewaterhouseCoopers LLP for the audit of the Company's financial statements and regulatory reporting for the fiscal year ended 31 March 2004, and the review of interim financial statements for the six months ended 30 September 2003 were £5 million.

Audit-Related Fees

        The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed under "Audit Fees" above were £1 million in fiscal 2004/05 and £2 million in fiscal 2003/04. Included within these fees in 2004/05 were fees relating to the Company's filing of a registration statement on Form F-3, accounting advice on various transactions, both proposed and completed, and fees relating to the audit of pension schemes. Audit-related fees in 2003/04 included £1.5 million of assurance services associated with the separation of UK-based gas distribution networks, with the remaining amounts related principally to the audit of pension schemes and the provision of accounting advice.

Tax Fees

        Aggregate fees billed by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning were £1 million in fiscal 2004/05 and £1 million in fiscal 2003/04.

All Other Fees

        Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2004/05 were less than £1 million. Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2003/04 were £2 million, which related to vendor due diligence work associated with the proposed disposal of UK-based gas distribution networks.

        Subject to the Company's Articles of Association, the Audit Committee is solely and directly responsible for the approval of the appointment, re-appointment, compensation and oversight of the Company's independent auditors. The Audit Committee must approve in advance all non-audit work to be performed by the independent auditors.

        During fiscal 2004/05, all of the four categories of services provided by PricewaterhouseCoopers LLP were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        None.

PART III

Item 17. Financial Statements

        The Company has responded to Item 18 in lieu of this Item.

Item 18. Financial Statements

        The information set forth under the headings "Statement of Directors' Responsibilities for Preparing the Accounts" on page 84, "Accounting Policies" on pages 85 to 87, " Group Profit and Loss Account" on page 88, " Balance Sheets" on page 89, " Group Cash Flow Statement" on page 90, " Group Statement of Total Recognised Gains and Losses" on page 90 and " Notes to the Accounts" on pages 91 to 143 of the Company's Annual Report and Accounts 2004/05 contained in Exhibit 15.1 is incorporated herein by reference. The audit report on these financial statements is presented below.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of National Grid Transco plc

        In our opinion, the accompanying consolidated Balance Sheets and related consolidated Profit and Loss Accounts, Cash Flow Statements, Statements of Total Recognised Gains and Losses and the related notes present fairly, in all material respects, the financial position of National Grid Transco plc and its subsidiaries at 31 March 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 2005, in conformity with accounting principles generally accepted in the United Kingdom. These accounts are the responsibility of the Company's management. Our responsibility is to express an opinion on these accounts based on our audits. We conducted our audits of these accounts in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts, assessing the accounting principles used and significant estimates made by management, and evaluating the overall accounts presentation. We believe that our audits provide a reasonable basis for our opinion.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

        As described in Note 1 to the accounts, the Company has changed its accounting policy for share based payment during the year ended 31 March 2005.

/s/  PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
18 May 2005

Item 19. Exhibits

        Pursuant to the rules and regulations of the US Securities and Exchange Commission, National Grid Transco has filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreement and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company's filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date or dates as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe National Grid Transco's actual state of affairs at the date hereof.

Description
1.1	Memorandum and Articles of Association of National Grid Transco plc (Exhibit 1 to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference
1.2	Amendment to Memorandum and Articles of Association of National Grid Transco plc (Exhibit 1 to National Grid Transco Form 20-F dated 11 June 2003 File No. 1-14958).	Incorporated by reference
2(a)	Amended and restated Deposit Agreement dated as of 31 January 2002 (Exhibit 2(a) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference
2(b).1	Information memorandum issued by National Grid Transco plc and National Grid Company plc on 6 December 2004 relating to the €6,000,000,000 issuable under the Euro Medium Term Note Programme.	Filed herewith
2(b).2	Information memorandum issued by Transco Holdings plc and Transco plc on 23 July 2004 relating to the €7,000,000,000 issuable under the Euro Medium Term Note Programme.	Filed herewith
4.3	Service Agreement among The National Grid Group plc, National Grid Company plc and Edward Astle dated 27 July 2001 (Exhibit 4.3 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.4
	Service Agreement among The National Grid Group plc, National Grid Company plc and Steven Holliday dated 6 March 2001 (Exhibit 4.4 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.5	Service Agreement among National Grid Transco plc, National Grid USA and Michael E. Jesanis dated 8 July 2004.	Filed herewith
4.6	Service Agreement among National Grid Group plc, National Grid Company plc and Steve Lucas dated 13 June 2002 (Exhibit 4.5 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.7
	Employment Agreement among The National Grid Group plc, New England Electric System and Richard P. Sergel dated 22 March 2000 (Exhibit 4.6 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4.8
	Service Agreement among The National Grid Group plc, National Grid Company plc and Roger J. Urwin dated as of 17 November 1995 (Exhibit 4.7 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.9
	Service Agreement among National Grid Transco plc, National Grid Company plc and Nicholas Winser dated 28 April 2003 (Exhibit 4.8 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.10	Letter of Appointment—John Allan	Filed herewith
4.11	Letter of Appointment—John Grant (Exhibit 4.9 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.12	Letter of Appointment—Ken Harvey (Exhibit 4.10 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.13	Letter of Appointment—Paul Joskow (Exhibit 4.11 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.14	Letter of Appointment—Sir John Parker (Exhibit 4.12 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.15	Letter of Appointment—Stephen Pettit (Exhibit 4.13 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.16	Letter of Appointment—Maria Richter (Exhibit 4.14 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.17	Letter of Appointment—George Rose (Exhibit 4.15 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.18	Letter of Appointment—James Ross (Exhibit 4.16 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.19	National Grid Executive Share Option Plan 2002 (Exhibit 4(c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference
4.20	National Grid Group Share Matching Plan 2002 (Exhibit 4(c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference
4.21
	National Grid Transco Performance Share Plan 2002 (as approved 23 July 2002 by a resolution of the shareholders of National Grid Group plc, adopted 17 October 2002 by a resolution of the Board of National Grid Group plc, amended 26 June 2003 by the Share Schemes Sub-Committee of National Grid Transco plc, and amended 5 May 2004 by the Share Schemes Sub-Committee of National Grid Transco plc) (Exhibit 4.19 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4.22	National Grid Executive Share Option Plan 2000 (Exhibit 4C to National Grid Group S-8 dated 26 July 2001 File No. 333-65968).	Incorporated by reference
4.23	National Grid Executive Share Option Scheme (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968).	Incorporated by reference
4.24	Lattice Long Term Incentive Scheme (Exhibit 4(c)(vi) to National Grid Transco 20-F dated 11 June 2003 File No. 1-14958).	Incorporated by reference

4.25
	Lattice Group Short Term Incentive Scheme (approved by a resolution of the shareholders of BG Group plc effective 23 October 2000; approved by a resolution of the Board of National Grid Transco plc on 30 April 2004; amended by resolutions of the Board of Lattice Group plc effective on 21 October 2002 and 13 May 2004) (Exhibit 4.23 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
6.1
	Earnings per share: The information set forth under the heading "Note 11 Earnings per share and adjusted profit on ordinary activities before taxation" on page 103 of the Company's Annual Report and Accounts 2004/05 contained in Exhibit 15.1 is incorporated herein by reference.	Incorporated by reference
8.1	List of subsidiaries.	Filed herewith
12.1	Certification of Roger Urwin.	Filed herewith
12.2	Certification of Stephen Lucas.	Filed herewith
13	Certifications of Roger Urwin and Stephen Lucas furnished pursuant to 18 U.S.C. Section 1350.	Filed herewith
15.1	National Grid Transco plc Annual Report and Accounts 2004/05, in extracted form.	Filed herewith
15.2	Consent of PricewaterhouseCoopers LLP, independent accountants to National Grid Transco plc.	Filed herewith

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

NATIONAL GRID TRANSCO PLC
By:	/s/ STEPHEN LUCAS Stephen Lucas Group Finance Director

London, England
June 15, 2005

QuickLinks

PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16. [Reserved]
  Item 16A. Audit committee financial expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURE