Form 20-F
period 2006-03-31
NATIONAL GRID PLC
filed 2006-06-20
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report..........
For the transition period from                                          to
Commission file number: 001-14958
NATIONAL GRID PLC
(Exact name of Registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
1-3 Strand, London WC2N 5EH, England
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange*

American Depositary Shares, each representing five Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None.
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2006 was:

Ordinary Shares of 11 17/43 pence each	2,719,699,118
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
Yes ☑ No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

Cautionary Statement
This Annual Report on Form 20-F contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory and shareholder approvals and contractual consents, including those in connection with the announced US acquisitions; unseasonable weather and changes in historical weather patterns affecting demand for electricity and gas; competition and industry restructuring; changes in economic conditions; currency fluctuations; changes in interest and tax rates; changes in energy market prices; changes in laws, regulations or regulatory policies; developments in legal or public policy doctrines; the impact of changes to accounting standards; and technological developments. Other factors that could cause actual results to differ materially from those described in this report include the ability to complete the announced US acquisitions when or as planned and to integrate the acquired businesses with the Group and realise the expected synergies from such integration; the availability, timing or success of future acquisition opportunities; the impact of the sales of businesses by the Group, the failure to achieve reductions in costs or to achieve operational efficiencies; the failure to retain key management; the behaviour of UK electricity market participants on system balancing; the timing of amendments in prices to shippers in the UK gas market; the performance of our pension schemes and the regulatory treatment of pension costs; and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see Items 3 and 5 of this report (and in particular “Risk factors” under Item 3). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, National Grid does not undertake any obligation to revise these forward-looking statements to reflect events or circumstances after the date of this report.
The inclusion of our website address in this annual report does not, and is not intended to, incorporate the contents of our website into this report and such information does not constitute part of this annual report.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Item 4. Information on the Company
Item 4A. Unresolved Staff Comments
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
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
SIGNATURE
EX-1.3
EX-2.B.1.1
EX-2.B.1.2
EX-2.B.1.3
EX-2.B.1.4
EX-2.B.1.5
EX-2.B.1.6
EX-2.B.2.1
EX-2.B.2.2
EX-2.B.2.3
EX-4.A
EX-4.C.7
EX-4.C.8.2
EX-4.C.9.2
EX-4.C.16
EX-8
EX-12.1
EX-12.2
EX-13
EX-15.1
EX-15.2
PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
The selected financial data set out below are derived, in part, from the Company’s consolidated financial statements. The selected data should be read in conjunction with the financial statements and with the Operating Financial Review and Prospects in Item 5. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, which differ in certain respects from US GAAP. For a summary of the material differences between IFRS and US GAAP, please see Notes 37 and 38 to the financial statements.

Selected financial data
IFRS:

Year ended 31 March		2006	2005
Turnover	£m	9,193	7,382
Total operating profit	£m	2,439	2,142
Profit for the year from continuing operations	£m	1,217	1,120
Profit for the year	£m	3,850	1,424

Basic earnings per share from continuing operations	pence	42.8	36.3
Basic earnings per share	pence	135.6	46.2
Diluted earnings per share	pence	135.0	46.0
Number of shares — basic	millions	2,837	3,082
Number of shares — diluted	millions	2,851	3,096

Total assets	£m	25,924	27,560
Net assets	£m	3,493	2,121
Total parent company shareholders’ equity	£m	3,482	2,111

Dividends per ordinary share: paid during the year	pence	25.4	20.37
Dividends per ordinary share: approved or proposed during the year	pence	26.1	23.70
Dividends per ordinary share: paid during the year	US$	0.455	0.381
Dividends per ordinary share: approved or proposed during the year	US$	0.467	0.443
US GAAP:

Year ended 31 March		2006	2005	2004	2003	2002
Turnover	£m	9,216	7,424	7,761	6,741	4,004
Operating profit	£m	1,810	1,804	1,523	1,386	889
Net income from continuing operations	£m	711	1,037	696	562	(166)
Net income/(loss)	£m	1,307	1,304	998	751	(167)

Basic earnings per share from continuing operations	pence	26.2	38.3	25.8	27.3	(12.4)
Basic earnings/(loss) per share	pence	48.2	48.2	37.0	36.4	(12.4)
Diluted earnings per share	pence	48.0	47.9	36.9	35.4	(9.9)
Number of shares — basic	millions	2,710	2,705	2,694	2,060	1,340
Number of shares — diluted	millions	2,724	2,719	2,701	2,166	1,443

Total assets	£m	32,287	37,274	35,347	36,947	17,727
Net assets	£m	9,788	10,629	9,875	9,515	3,862
Equity shareholders’ funds	£m	9,747	10,591	9,821	9,426	3,759

Dividends per ordinary share: paid during the year	pence	25.4	20.37	18.25	16.44	15.49
Dividends per ordinary share: approved or proposed during the year	pence	26.1	23.70	19.78	17.20	16.04
Dividends per ordinary share: paid during the year	US$	0.455	0.381	0.307	0.261	0.223
Dividends per ordinary share: approved or proposed during the year	US$	0.467	0.443	0.332	0.273	0.231

Exchange rates
The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at 16 June 2006.
as at 16 June 2006: 1.8484

	High	Low
June 2006*	1.8817	1.8398
May 2006	1.8911	1.8286
April 2006	1.8220	1.7389
March 20065	1.7567	1.7256
February 2006	1.7807	1.7343
January 2006	1.7885	1.7404
December 2005	1.7740	1.7188

average**
2005/06	1.78
2004/05	1.85
2003/04	1.70
2002/03	1.55
2001/02	1.44

*	For the period to 16 June 2006.

**	The average for each period is calculated by using the average of the exchange rates on the last day of each month during the period.
The information set forth under the heading “Risk factors” on pages 74 to 76 of the Company’s Annual Report and Accounts 2005/06 contained in Exhibit 15.1 is incorporated herein by reference.
Item 4. Information on the Company
National Grid plc was incorporated on 11 July 2000. The Company is registered in England and Wales, with its registered office at 1-3 Strand, London WC2N 5EH (telephone +44 20 7004 3000). The Company’s agent in the US is Lawrence J. Reilly, Executive Vice President and General Counsel, National Grid USA, 25 Research Drive, Westborough, MA 01582.
The information set forth under the headings “Operating and Financial Review” on pages 20 to 55, “Note 36 Group undertakings and joint ventures” on page 148, “Glossary of Terms” on page 172 and “Definitions” on page 173 of the Company’s Annual Report and Accounts 2005/06 contained in Exhibit 15.1 is incorporated herein by reference.
Property, plant and equipment
United Kingdom
National Grid’s Corporate Centre operates principally from offices at 1-3 Strand, London. These offices, of approximately 25,080 square feet, are held on a 15-year lease from 24 June 2002. At present, environmental issues are not preventing the businesses from utilising any material operating assets in the course of their business.
UK electricity and gas transmission. We own the freehold of the majority of all sites associated with our UK electricity and gas transmission business in England and Wales. The remainder are held on long-term leaseholds, including all the transmission offtake sites in the service areas of the sold distribution networks. In Scotland, we own the majority of our gas transmission sites outright through a disposition purchase. The remainder are owned through a feudal disposition where purchase was subject to various rights retained by the previous owner, for example mineral or forestry rights. In addition, we have three principal commercial lettings, at St Fergus to Shell and Mobil, and at Theddlethorpe to ConocoPhillips. The electricity transmission business does not own any sites in Scotland.
Our gas transmission network comprises approximately 4,300 miles of high pressure transmission pipelines. Agreements with landowners or occupiers are only required for those pipes that cross private land. These agreements largely comprise perpetual easements in England and Wales and deeds of servitude in Scotland. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement or servitude are covered by national agreements with the National Farmers Union, the Country Land and Business Association of England and Wales and the Scottish Landowners Association.
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
We also own the freehold of our control centre in Berkshire and we have major offices in Warwick (freehold) and Leeds (freehold).
UK gas distribution. Following the sales of four of our regional gas networks (Scotland, South of England, Wales and West and North of England), which were completed on 1 June 2005, our retained UK gas distribution system consists of approximately 82,000 miles of distribution pipelines. Agreements with landowners or occupiers are only required for those pipes that cross private land. These agreements largely comprise perpetual easements. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement are covered by national agreements with the National Farmers Union and the Country Land and Business Association of England and Wales.
We own the freeholds of the substantial majority of the operational sites where there are larger operational plant and gas storage facilities used in our UK gas distribution business. The vast majority of office buildings, depots and stores used by UK gas distribution are leased from another company within the Group.
National Grid Wireless. National Grid Wireless is headquartered in freehold premises in Warwick and operates from 30 regional locations and team bases across the UK. We have active tenants on over 5,000 wireless communication sites throughout the UK. These sites offer a range of building types and structures for mobile and other wireless communications companies to locate their equipment. Agreements with landowners consist of rental payments and a revenue share. Transmitters for broadcast networks are located on approximately 1,300 sites, more than half of which we own or control and the balance of which are either licensed to us by third party landlords or under a site-sharing agreement with another independent infrastructure provider.
United States
We own in fee the office buildings that comprise our principal US business premises in Westborough and Northborough, Massachusetts and in Syracuse, Albany and Buffalo, New York. Substantially all of the Group’s US properties and franchises are subject to the liens of mortgage indentures and deeds of trust under which mortgage bonds have been issued. At present, environmental issues are not preventing the companies from utilising any material operating assets in the course of their business.
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
Item 4A. Unresolved Staff Comments
There are no unresolved staff comments required to be reported under this Item 4A.
Item 5. Operating and Financial Review and Prospects
The information set forth under the headings “Operating and Financial Review” on pages 20 to 67 and “Research and development” on page 77 of the Company’s Annual Report and Accounts 2005/06 contained in Exhibit 15.1 is incorporated herein by reference.
Item 6. Directors, Senior Management and Employees
The information set forth under the headings “Board of Directors” on pages 18 and 19, “Directors’ Remuneration Report” on pages 79 to 89, “Note 9 Pensions and other post-retirement benefits” on pages 114 to 118, “Corporate Governance” on pages 68 to 74 , “Employee share ownership” on page 78 and “Note 31 Share capital” on pages 141 to 144 of the Company’s Annual Report and Accounts 2005/06 contained in Exhibit 15.1 is incorporated herein by reference.
The actual number of employees at 31 March 2006, and the average numbers during the years ended 31 March 2006, 2005 and 2004, are as follows:

	31	Average	Average	Average
	March	fiscal	fiscal	fiscal
	2006	2006	2005	2004

UK	11,409	11,421	11,784	11,943
US	8,362	8,414	8,663	9,402
Rest of the World	12	8	13	10

Continuing operations	19,783	19,843	20,460	21,355
Discontinued operations	—	686	4,147	4,303

Total	19,783	20,529	24,607	25,658

Item 7. Major Shareholders and Related Party Transactions
Major shareholders
As at 16 June 2006, we had been notified of the following beneficial interests in 3% or more of our issued share capital:

	Number of	% of outstanding
	ordinary shares	share capital*
The Capital Group Companies, Inc.	158,845,806	5.86
Legal and General Investment Management Ltd	114,673,601	4.02
Barclays	104,940,379	3.86
Credit Suisse First Boston group	92,446,121	3.41

*	This number is calculated in relation to the issued share capital at the time the holding was disclosed.
From a holding of 7% in May 2003, The Capital Group gradually increased to 10% in March 2004. From this point the holding reduced over time to the current holding of 5.86%.
As at April 2003, Legal and General had a notifiable holding of 3.41%. From this point it increased gradually to 3.88% in August 2005, before increasing further to the current level of 3.86%.
From a notified holding of 3.26% in June 2003, the Barclays holding dropped to become no longer notifiable in December 2003, before increasing above 3% again in April 2004 (notified at 3.08%). From this point the holding steadily increased to 4.60% before falling to 3.86% in June 2006.
Credit Suisse First Boston notified an interest of 3.24% in December 2004. This interest dropped below 3% in December 2005, but increased later that month to the currently disclosed 3.41%.

All ordinary shares have the same voting rights.
Approximately 16.5% of National Grid’s ordinary shares are held beneficially by persons in the US, and there are 3,179 US holders on the ordinary share register and approximately 35,000 registered holders of ADSs.
The information set forth under the heading “Note 34 Related party transactions” on page 147 of the Company’s Annual Report and Accounts 2005/06 contained in Exhibit 15.1 is incorporated herein by reference.
Item 8. Financial Information
The information set forth under the headings “Group Balance Sheet” on page 101, “Group Income Statement” on page 100, “Group Statement of Recognised Income and Expense” on page 102, “Group Cash Flow Statement” on page 103, “Notes to the Accounts” on pages 104 to 165, “Legal and related matters” on page 29 and “Dividends” on page 37 of the Company’s Annual Report and Accounts 2005/06 contained in Exhibit 15.1 is incorporated herein by reference.
As previously reported, following a fatal accident at Larkhall, Lanarkshire in December 1999 in which four people died, our subsidiary Transco plc (now National Grid Gas plc) was prosecuted for breaches of health and safety legislation. On 26 Aug 2005, Transco was found guilty of breaching section 3 of the Health and Safety at Work Act 1974 and fined £15m. Also as previously reported, following a fatal accident at Cavendish Mill, Lancashire in November 2001 in which one person died, Transco was charged with a breach of section 3 of the Health and Safety at Work Act 1974. After pleading guilty to breaching this legislation, on 20 October 2005 Transco was fined £1m, which amount was reduced on appeal to £250,000 on 28 March 2006.
Item 9. The Offer and Listing
Price history
The following table sets forth the highest and lowest market prices for National Grid ordinary shares and ADSs for the periods indicated. As described in Item 18 under note 31 to the accounts, on 29 July 2005, the Company’s ordinary shares were consolidated to reflect the £2bn return of cash to shareholders by way of a B share scheme. Shareholders received 43 new ordinary shares for every 49 existing ordinary shares, which resulted in the existing 3,091,247,761 issued ordinary shares of 10 pence each being replaced by a total of 2,712, 727,627 new ordinary shares of 11 17/43 pence each.

	Ordinary share (pence)		ADS ($)
	High	Low	High	Low
2005/06	613.50	489.25	53.45	44.48
2004/05	549.50	421.25	52.06	37.59
2003/04	438.00	374.75	41.45	30.19
2002/03	511.50	365.75	37.40	26.69
2001/02	581.00	417.25	41.75	30.40
2005/06 Q4	613.50	551.00	53.45	48.69
Q3	573.50	503.50	49.85	44.48
Q2	561.00	511.00	51.64	45.20
Q1	550.75	489.25	50.72	46.37
2004/05 Q4	549.50	486.75	52.06	45.71
Q3	496.00	461.00	48.02	42.50
Q2	472.00	423.50	43.00	39.17
Q1	436.50	421.25	40.55	37.59
June 2006*	615.00	584.00	57.34	53.34
May 2006	606.50	552.00	56.67	51.93
April 2006	578.50	556.50	52.51	48.83
March 2006	603.50	570.00	52.77	49.50
February 2006	613.50	578.00	53.45	50.49
January 2006	577.50	551.00	51.60	48.69
December 2005	573.50	541.50	49.85	47.10

*	For the period to 16 June 2006.

Markets
National Grid’s securities are listed on the Official List of the London Stock Exchange (ordinary shares), and on the New York Stock Exchange (ADSs).
Item 10. Additional Information
Memorandum and Articles of Association
The following description is a summary of the material terms of National Grid’s Memorandum and Articles of Association (the ‘Articles’). The following description is a summary only and is qualified in its entirety by reference to the Articles, which are provided as an exhibit to this report.
The Company adopted new “Plain English” articles at its Annual General Meeting on 25 July 2005.
General
National Grid is incorporated under the name National Grid plc and is registered in England and Wales with registered number 4031152. The Company’s objects are set forth in the fourth clause of its Memorandum of Association and cover a wide range of activities, including the following:
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
The Directors are empowered to exercise all the powers of National Grid to borrow money, subject to the limitation that the aggregate principal amount outstanding of all borrowings shall not exceed an amount equal to four times National Grid’s share capital and aggregate reserves, calculated in the manner described in the Articles, unless sanctioned by an ordinary resolution of the Company’s shareholders. A resolution at the Annual General Meeting of the Company to be held on 31 July 2006 proposes a change in respect of borrowing powers, replacing the current limit with a fixed borrowing limit of £30 billion.
There is no specific requirement for a director to retire when he/she reaches the age of 70. However, upon appointment or reappointment, the age of a person aged 70 or over must be declared in the notice convening the relevant shareholder meeting.
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
Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands every shareholder who is present in person will have one vote and on a poll every shareholder will have one vote for every share which he holds. On a poll, shareholders may cast votes either personally or by proxy and a proxy need not be a shareholder. Under the Articles all must be decided on a poll, other than those of a procedural nature.
Directors must stand for reappointment at the first Annual General Meeting following their appointment to the Board. Each Director must retire at least every three years but will be eligible for re-election.
In a winding-up, a liquidator may, with the sanction of a special resolution of National Grid and any other sanction required by applicable provisions of English law, (a) divide among the shareholders the whole or any part of National Grid’s assets (whether the assets are of the same kind or not) and may for this purpose value any assets and determine how the division should be carried out as between different shareholders or different classes of shareholders or otherwise as the resolution may provide, or (b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders sas the liquidator, with the sanction of a special resolution, determines, but in neither case will a shareholder be compelled to accept assets upon which there is a liability.
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
Disclosure of interests
A shareholder may lose the right to vote his shares if he or any other person appearing to be interested in those shares fails to comply within a prescribed period of time with a request by National Grid under the Companies Act to give the required information with respect to past or present ownership or interests in those shares. In the case of holders of more than 0.25% in nominal amount of any class of the share capital of National Grid, in addition to disenfranchisement, the sanctions that may be applied by National Grid include withholding of the right to receive payment of dividends and other monies payable on shares, and restrictions on transfers of the shares.
The Companies Act provides that a person (including a company and other legal entities) that acquires an interest of 3% or more in any class of shares constituting an English public company’s ‘relevant share capital’ (ie National Grid’s issued share capital carrying the right to vote in all circumstances at a general meeting of National Grid) is required to notify the company of its interest within two business days following the day on which the obligation arises. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of 1% or more.
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
B Shares
Out of the profits available for distribution in respect of each financial year or other accounting period of National Grid, the holders of B shares are entitled, in priority to any payment of dividend or other distribution to the holders of any new ordinary shares and before profits are carried to reserves, to be paid a non-cumulative preferential dividend. All B share continuing dividends payable on B shares which are unclaimed for a period of 12 years from the date of due payment will be forfeited and will revert to National Grid.
The aggregate entitlement of each holder of B shares on a winding-up in respect of all of the B shares held by him will be rounded up to the nearest whole penny. The holders of the B shares are not entitled to any further right of participation in the profits or assets of National Grid.
The holders of the B shares are not entitled, in their capacity as holders of such shares, to receive notice of any general meeting of National Grid nor to attend, speak or vote at any such general meeting unless: (i) the business of the meeting includes the consideration of a resolution for the winding-up of National Grid; or (ii) at the date of the notice convening the meeting, the B share continuing dividend has remained unpaid for six months or more. National Grid may at any time and at its sole discretion purchase B shares: (i) in the market, (ii) by tender available alike to all holders of B shares, or (iii) by private treaty, in each case at a price and upon such terms and conditions as the Directors may think fit.
National Grid may, at any time after 8 August 2007, without obtaining the sanction of the holders of the B shares: (i) appoint any person to execute on behalf of all the holders of the B shares a transfer of all of the B shares to National Grid; and (ii) cancel all or any B shares so purchased. National Grid may at any time after 8 August 2007, and will in any event before 31 December 2009, convert all of the outstanding B shares into new ordinary shares.
Material contracts
As described in Item 4, we have agreed to acquire KeySpan Corporation pursuant to an Agreement and Plan of Merger dated as of 25 February 2006 between National Grid plc, National Grid US8 Inc. and KeySpan. Upon the merger, each outstanding share of KeySpan capital stock will be converted into the right to receive $42.00 in cash (approximately £24.00, using the $1.74: £1 exchange rate used for our balance sheet at 31 March 2006), and KeySpan will become a wholly owned subsidiary of National Grid USA. The merger is contingent upon, among other things, receipt of state and federal regulatory approvals and the approval of each of National Grid’s and KeySpan’s shareholders.

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
Taxation
The following summary describes the principal US Federal income and UK tax consequences for a beneficial owner of ADSs or ordinary shares who is:
•	a citizen or resident of the United States,

•	a corporation or other entity taxable as a corporation, created or organised under the laws of the United States or any state thereof, or

•	a trust or an estate the income of which is subject to US federal income tax without regard to its source and that holds such shares or ADSs as capital assets.
The summary is not a complete analysis or listing of all the possible tax consequences of ownership, in particular those pertaining to the August 2005 return of £2 billion to shareholders as discussed below under ‘Taxation of dividends’. It does not discuss special tax rules that may be applicable to certain classes of investors including traders, collective investment schemes, banks, insurance companies, securities dealers, investors with a ‘functional currency’ other than the US dollar and any corporation which directly or indirectly controls 10% or more of the voting share capital of National Grid.
Each investor is urged to consult his or her own tax advisor regarding the tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares under the laws of the US, the UK and their constituent jurisdictions.
The US and UK signed a convention (the ‘Income Tax Convention’) for the avoidance of double taxation with respect to income and capital gains on 24 July 2001. The Income Tax Convention entered into force following the exchange of instruments of ratification on 31 March 2003 and was effective for withholding taxes beginning 1 May 2003. This summary describes the rules of taxation under the new convention.
The statements regarding US Federal tax laws set out below are based on:
•	the US Internal Revenue Code of 1986, as amended (the ‘Code’) and regulations issued thereunder, all of which are subject to change, possibly with retroactive effect, and in part on

•	the representation of The Bank of New York as depositary (the ‘Depositary’).
These statements assume that each obligation provided for in or otherwise contemplated by the deposit agreement entered into by and among National Grid Transco plc (now National Grid plc), the Depositary and the registered holders of ADRs pursuant to which ADRs have been issued dated as of 21 November 1995 and amended and restated as of 31 January 2002 and any related agreement will be performed in accordance with its terms. Beneficial owners of ADSs who are residents or citizens of the United States will be treated as the owners of the underlying ordinary shares for the purposes of the Code.
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
Taxation of dividends
Under the Income Tax Convention the United Kingdom is allowed to impose a 15% withholding tax on dividends paid to US shareholders controlling less than 10% of the voting capital of National Grid. The United Kingdom does not, however, currently impose a withholding tax on such dividends. If it were to impose such a tax, the treaty provides for an exemption from withholding taxes for dividends paid on shares held through a tax exempt pension fund, 401(k) plan or similar ‘pension scheme’ as defined in the Income Tax Convention. The Income Tax Convention does not provide for refunds to be paid in respect of tax credits arising on dividends paid by UK resident companies. To obtain benefits under the Income Tax Convention, a US holder must otherwise satisfy the requirements of the limitations on benefits article of the Income Tax Convention.
Dividends paid by National Grid to US shareholders are subject to tax in the United States. Such dividends may qualify for the reduced tax rate of 15% if the US shareholder has held the National Grid ADSs or ordinary shares for the requisite holding period, to the extent paid out of earnings and profits. Any dividends paid that do not qualify for the special reduced rate will be taxable to a US Holder at the higher rate normally applicable to ordinary income. Dividends paid by National Grid to corporate shareholders will not be eligible for the dividends received deduction allowed to corporation. This discussion is based on current law and previous guidance issued by the IRS which could be changed.
The Company returned £2 billion to shareholders in August 2005 following the sales of four of the UK gas distribution networks in June 2005 by way of a B share scheme, followed by a share consolidation. The distribution, to the extent paid out of earnings and profits, was generally taxable to a US Holder as foreign source dividend income. A distribution in excess of earnings and profits would have been treated as a non-taxable return of cash to the extent of the US Holder’s basis in the existing ordinary shares or ADSs, and thereafter as capital gain. In its information reporting to shareholders, National Grid relied on IRS guidance which provides that if the payor of a distribution is unable to determine whether the distribution is paid out of earnings and profits, the entire distribution must be treated and reported as dividend income.
Taxation of capital gains
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

In addition, a tax loss on future sales of shares may be characterised as long-term capital loss if some or all of a US Holder’s dividends are characterised as an ‘extraordinary dividend’. This characterisation may result depending on the proportionate amount of the dividend compared with the cost basis in the shares.
UK stamp duty and stamp duty reserve tax (‘SDRT’)
Transfers of ordinary shares — Generally speaking SDRT at the rate of 0.5% of the amount or value of the consideration paid is payable where an agreement to transfer ordinary shares is not completed by a duly stamped transfer to the transferee. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with such date, the SDRT liability will be cancelled, and any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident. Purchases of ordinary shares completed by execution of a stock transfer form will generally give rise to a liability to UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the actual consideration paid. Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5%, and not stamp duty. The transfer of ordinary shares where there is no change of beneficial ownership will generally attract fixed rate stamp duty of £5 per transfer. SDRT is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser or transferee.
Transfers of ADSs — No UK stamp duty will be payable on the acquisition or transfer of existing ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of ADRs will not give rise to a liability for SDRT. On a transfer of ordinary shares from the London, England office of The Bank of New York as agent of the Depositary (the ‘Custodian’) to a holder of ADSs upon cancellation of the ADSs, only a fixed stamp duty fee of £5 per instrument of transfer will be payable. Any transfer for value of the underlying ordinary shares represented by ADSs may give rise to a liability on the transferee to UK stamp duty or SDRT. A charge to stamp duty or SDRT may arise on the issue or transfer of ordinary shares to the Depositary or the Custodian. The rate of stamp duty or SDRT will generally be 1.5% of either (i) in the case of an issue of ordinary shares, the issue price of the ordinary shares concerned, or (ii) in the case of a transfer of ordinary shares, the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. The Depositary will generally be liable for the stamp duty or SDRT. In accordance with the terms of the Depositary Agreement, the Depositary will charge any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are delivered against such deposits. If the stamp duty is not a multiple of £5, the duty will be rounded up to the nearest multiple of £5.
US information reporting and backup withholding
A US Holder who holds ADSs may in certain circumstances be subject to information reporting to the IRS and possible US backup withholding at a rate of 28% with respect to dividends on ADSs and proceeds from the sale or other disposition of ADSs unless such holder furnishes a correct taxpayer identification number or is otherwise exempt.
UK inheritance tax
An individual who is domiciled in the US for the purposes of the convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes (the ‘Estate Tax Convention’) and who is not a national of the UK for the purposes of the Estate Tax Convention will generally not be subject to UK inheritance tax in respect of the ADSs or ordinary shares on the individual’s death or on a gift of the ADSs or ordinary shares during the individual’s lifetime, unless the ADSs or ordinary shares are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ADSs or ordinary shares held in trust. In the exceptional case where the ADSs or shares are subject both to UK inheritance tax and to US Federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US.
Documents on display
National Grid is subject to the filing requirements of the Securities Exchange Act of 1934. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this document, may be inspected during normal business hours at our registered office 1-3 Strand, London WC2N 5EH or at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC on 1-800-SEC-0330. Some of our filings are also available on the SEC’s website at www.sec.gov.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
The information set forth under the headings “Treasury Policy” on page 57 and “Commodity contracts” on pages 59 to 60 of the Company’s Annual Report and Accounts 2005/06 contained in Exhibit 15.1 is incorporated herein by reference.
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
Item 15. Controls and Procedures
The Company has carried out an evaluation under the supervision and with the participation of its management, including the Group Chief Executive and Group Finance Director, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based on and as of that evaluation, the Group Chief Executive and Group Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that National Grid files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required.
During the period covered by this report, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit committee financial expert
The Board of Directors has determined that George Rose, chairman of the Company’s Audit Committee, is an “audit committee financial expert” within the meaning of this Item 16A. A brief listing of Mr. Rose’s relevant experience is included as part of Item 6. Mr. Rose is also “independent” within the meaning of the New York Stock Exchange listing rules.
Item 16B. Code of Ethics
We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. This code is available on our website at www.nationalgrid.com, where any amendments or waivers will also be posted. There were no amendments to, or waivers under, our Code of Ethics in the fiscal year ended 31 March 2006.
Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers LLP, independent registered public accounting firm, served as auditors of the Company for the fiscal year ended 31 March 2006.
Audit Fees
The aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2006 and the review of interim financial statements for the six months ended 30 September 2005 were £5 million. Fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2005, and the review of interim financial statements for the six months ended 30 September 2004, were £6 million.
Audit-Related Fees
The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed under “Audit Fees” above were less than £1 million in fiscal 2005/06 and £1 million in fiscal 2004/05. Included within the fees in fiscal 2005/06 and 2004/05 is accounting advice on various transactions, both planned and completed, and the audit of pension schemes. Also included in the fees in 2004/05 were fees relating to the Company’s filing of a registration statement on Form F-3 which was subsequently withdrawn.
Tax Fees
Aggregate fees billed by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning were £1 million in fiscal 2005/06 and £1 million in fiscal 2004/05.
All Other Fees
Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2005/06 were less than £1 million. The most significant items were services provided as reporting accountant on the prospectus for the issue of B shares in connection with the £2 billion return of cash to shareholders and market analysis relating to National Grid’s US gas distribution business. Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2004/05 were £1 million, which related to vendor due diligence work associated with the disposals of four UK-based gas distribution networks.
Subject to the Company’s Articles of Association and the UK Companies Act 1985, the Audit Committee is solely and directly responsible for the approval of the appointment, re-appointment, compensation and oversight of the Company’s independent auditors. It is our policy that the Audit Committee must approve in advance all non-audit work to be performed by the independent auditors.
During fiscal 2005/06, all of the above services were pre-approved by the Audit Committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
PART III
Item 17. Financial Statements
The Company has responded to Item 18 in lieu of this Item.
Item 18. Financial Statements
The information set forth under the headings “Statement of Directors’ Responsibilities for Preparing the Accounts” on page 91, “Group Accounting Policies” on pages 93 to 99, “Group Income Statement” on page 100, “Group Balance Sheet” on page 101, “Group Cash Flow Statement” on page 103, “Group Statement of Recognised Income and Expense” on page 102 and “Notes to the Accounts” on pages 104 to 165 of the Company’s Annual Report and Accounts 2005/06 contained in Exhibit 15.1 is incorporated herein by reference.
The audit report on these financial statements is presented below.
Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of National Grid plc
In our opinion, the accompanying consolidated Balance Sheets and related consolidated Income Statements, Cash Flow Statements, Statements of Recognised Income and Expense, Accounting Policies and the related notes present fairly, in all material respects, the financial position of National Grid plc and its subsidiaries at 31 March 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended 31 March 2006, in conformity with International Financial Reporting Standards as adopted by the European Union. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall accounts presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed under the heading “Basis of preparation” in the Accounting Policies and in Note 1 and Note 2 to the consolidated financial statements, as a result of adopting IAS 32 and IAS 39 on 1 April 2005, the Group changed its method of accounting for financial instruments. In line with the relevant transitional provisions, the prior period comparatives have not been restated.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 and Note 38 to the consolidated financial statements.
/s/ PRICEWATERHOUSE COOPERS LLP
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
17 May 2006
Item 19. Exhibits
Pursuant to the rules and regulations of the US Securities and Exchange Commission, National Grid has filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties by the parties to them. These representations and warranties have been made solely for the benefit of the other party or parties to such agreement and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date or dates as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe National Grid’s actual state of affairs at the date hereof.
In accordance with the instructions to Item 2(b)(i) of the Instructions to Exhibits to the Form 20-F, National Grid agrees to furnish to the US Securities and Exchange Commission, upon request, a copy of any instrument relating to long-term debt that does not exceed 10 percent of the total assets of National Grid and its subsidiaries on a consolidated basis.

Description
1.1	Memorandum and Articles of Association of National Grid Transco plc (Exhibit 1 to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference

1.2	Amendment to Memorandum and Articles of Association of National Grid Transco plc (Exhibit 1 to National Grid Transco Form 20-F dated 11 June 2003 File No. 1-14958).	Incorporated by reference

1.3	Articles of Association of National Grid plc adopted by Special Resolution passed on 25 July 2005.	Filed herewith

2(a)	Amended and restated Deposit Agreement dated as of 31 January 2002 (Exhibit 2(a) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference

Description
2(b).1.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 18 August 2005 relating to €12,000,000 (previously €6,000,000,000) issuable under the Euro Medium Term Note Programme.	Filed herewith

2(b).1.2	Supplementary Prospectus dated 26 August 2006.	Filed herewith

2(b).1.3	Supplementary Prospectus dated 17 November 2005.	Filed herewith

2(b).1.4	Supplementary Prospectus dated 6 March 2006.	Filed herewith

2(b).1.5	Supplementary Prospectus dated 12 May 2006.	Filed herewith

2(b).1.6	Supplementary Prospectus dated 19 May 2006.	Filed herewith

2(b).2.1	Prospectus issued by National Grid Gas Holdings plc and National Grid Gas plc on 24 February 2006 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme.	Filed herewith

2(b).2.2	Supplementary Prospectus dated 6 March 2006.	Filed herewith

2(b).2.3	Supplementary Prospectus dated 22 May 2006.	Filed herewith

4(a)	Agreement and Plan of Merger dated as of February 25, 2006 between National Grid plc, National Grid US8 Inc. and KeySpan Corporation.	Filed herewith

4(c).1	Service Agreement among The National Grid Group plc, National Grid Company plc and Edward Astle dated 27 July 2001 (Exhibit 4.3 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4(c).2	Service Agreement among The National Grid Group plc, National Grid Company plc and Steven Holliday dated 6 March 2001 (Exhibit 4.4 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4(c).3	Service Agreement among National Grid Transco plc, National Grid USA and Michael E. Jesanis dated 8 July 2004 (Exhibit 4.5 to National Grid Transco Form 20-F dated 15 June 2005 File No. 1-14958).	Incorporated by reference

4(c).4	Service Agreement among National Grid Group plc, National Grid Company plc and Steve Lucas dated 13 June 2002 (Exhibit 4.5 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4(c).5	Service Agreement among The National Grid Group plc, National Grid Company plc and Roger J. Urwin dated as of 17 November 1995 (Exhibit 4.7 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4(c).6	Service Agreement among National Grid Transco plc, National Grid Company plc and Nicholas Winser dated 28 April 2003 (Exhibit 4.8 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4(c).7	Changes to Directors’ remuneration.	Filed herewith

4(c).8.1	Letter of Appointment — John Allan (Exhibit 4.10 to National Grid Transco Form 20-F dated 15 June 2005 File No. 1-14958).	Incorporated by reference

4(c).8.2	Letter dated 7 March 2006 to John Allan relating to appointment as chairman of Remuneration Committee.	Filed herewith

4(c).9.1	Letter of Appointment — John Grant (Exhibit 4.9 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4(c).9.2	Letter dated 7 March 2006 to John Grant relating to retirement as chairman of Remuneration Committee.	Filed herewith

4(c).10	Letter of Appointment — Ken Harvey (Exhibit 4.10 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4(c).11	Letter of Appointment — Paul Joskow (Exhibit 4.11 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4(c).12	Letter of Appointment — Sir John Parker (Exhibit 4.12 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

Description
4(c).13	Letter of Appointment — Stephen Pettit (Exhibit 4.13 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4(c).14	Letter of Appointment — Maria Richter (Exhibit 4.14 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4(c).15	Letter of Appointment — George Rose (Exhibit 4.15 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4(c).16	National Grid plc Deferred Share Plan.	Filed herewith

4(c).17	National Grid Executive Share Option Plan 2002 (Exhibit 4(c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference

4(c).18	National Grid Group Share Matching Plan 2002 (Exhibit 4(c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference

4(c).19	National Grid Transco Performance Share Plan 2002 (as approved 23 July 2002 by a resolution of the shareholders of National Grid Group plc, adopted 17 October 2002 by a resolution of the Board of National Grid Group plc, amended 26 June 2003 by the Share Schemes Sub-Committee of National Grid Transco plc, and amended 5 May 2004 by the Share Schemes Sub-Committee of National Grid Transco plc) (Exhibit 4.19 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

4(c).20	National Grid Executive Share Option Plan 2000 (Exhibit 4C to National Grid Group S-8 dated 26 July 2001 File No. 333-65968).	Incorporated by reference

4(c).21	National Grid Executive Share Option Scheme (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968).	Incorporated by reference

4(c).22	Lattice Long Term Incentive Scheme (Exhibit 4(c)(vi) to National Grid Transco 20-F dated 11 June 2003 File No. 1-14958).	Incorporated by reference

4(c).23	Lattice Group Short Term Incentive Scheme (approved by a resolution of the shareholders of BG Group plc effective 23 October 2000; approved by a resolution of the Board of National Grid Transco plc on 30 April 2004; amended by resolutions of the Board of Lattice Group plc effective on 21 October 2002 and 13 May 2004) (Exhibit 4.23 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

6	Earnings per share: The information set forth under the heading “Note 14 Earnings per share” on page 122 of the Company’s Annual Report and Accounts 2005/06 contained in Exhibit 15.1 is incorporated herein by reference.	Incorporated by reference

8	List of subsidiaries.	Filed herewith

12.1	Certification of Roger Urwin.	Filed herewith

12.2	Certification of Steve Lucas.	Filed herewith

13	Certifications of Roger Urwin and Steve Lucas furnished pursuant to 18 U.S.C. Section 1350.	Filed herewith

15.1	National Grid plc Annual Report and Accounts 2005/06, in extracted form.	Filed herewith

15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to National Grid plc.	Filed herewith

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

NATIONAL GRID PLC
By:	/s/ Steve Lucas

Steve Lucas
Group Finance Director

London, England
20 June 2006