Form 20-F
period 2007-03-31
NATIONAL GRID PLC
filed 2007-06-19
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _ _
For the transition period from _ _ to _ _

Commission file number: 001-14958

NATIONAL GRID PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

1-3 Strand, London WC2N 5EH, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange*
American Depositary Shares, each representing five Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange
6.625% Guaranteed Notes due 2018	The New York Stock Exchange
6.30% Guaranteed Notes due 2016	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:  None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2007 was
Ordinary Shares of 11 17/43 pence each                         2,701,058,872

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐     Item 18 ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

As used in this Annual Report, unless the context requires otherwise,

“National Grid”, the “Company”, “we”, “us” or “our” refers to National Grid plc and its subsidiaries.

Cautionary Statement

This Annual Report on Form 20-F contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory and shareholder approvals and contractual consents, including those required to complete the proposed acquisition of KeySpan when or as planned; unseasonable weather affecting demand for electricity and gas; competition and industry restructuring; changes in economic conditions; currency fluctuations; changes in interest and tax rates; changes in energy market prices; changes in historical weather patterns; changes in laws, regulations or regulatory policies; developments in legal or public policy doctrines; the impact of changes to accounting standards; and technological developments. Other factors that could cause actual results to differ materially from those described in this report include the ability to integrate the businesses relating to announced acquisitions with National Grid’s existing business to realise the expected synergies from such integration; the availability of new acquisition opportunities and the timing and success of future acquisition opportunities; the timing and success or other impact of the sales of National Grid’s non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies; the failure to retain key management; the behaviour of UK electricity market participants on system balancing; the timing of amendments in prices to shippers in the UK gas market; the performance of our pension schemes and the regulatory treatment of pension costs; and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see Items 3 and 5 of this report (and in particular “Risk factors” under Item 3). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, National Grid does not undertake any obligation to revise these forward-looking statements to reflect events or circumstances after the date of this report. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

The inclusion of our website address in this annual report does not, and is not intended to, incorporate the contents of our website into this report and such information does not constitute part of this annual report.

i

ii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

The selected financial data set out below are derived, in part, from the Company’s consolidated financial statements. The selected data should be read in conjunction with the financial statements and with the Operating and Financial Review and Prospects in Item 5. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, which differ in certain respects from US GAAP. For a summary of the material differences between IFRS and US GAAP, please see “Note 38 Differences between IFRS and US generally accepted accounting principles” on pages 153 to 162 and “Note 39 Condensed US GAAP financial information” on pages 163 to 167 of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 that is incorporated herein by reference.

Selected financial data

IFRS:

		Year Ended 31 March
		2007	2006[1]	2005[1]

Revenue	£m	8,695	8,868	7,174
Total operating profit	£m	2,513	2,374	2,113
Profit for the year from continuing operations	£m	1,310	1,183	1,106
Profit for the year	£m	1,396	3,850	1,424
Basic earnings per share from continuing operations	pence	48.1	41.6	35.9
Diluted earnings per share from continuing operations	pence	47.8	41.4	35.7
Basic earnings per share	pence	51.3	135.6	46.2
Diluted earnings per share	pence	50.9	135.0	46.0
Number of shares — basic	millions	2,719	2,837	3,082
Number of shares — diluted	millions	2,737	2,851	3,096
Total assets	£m	28,389	25,924	27,560
Net assets	£m	4,136	3,493	2,121
Total parent company shareholders’ equity	£m	4,125	3,482	2,111
Dividends per ordinary share: paid during the year	pence	26.8	25.4	20.4
Dividends per ordinary share: approved or proposed during the year	pence	28.7	26.1	23.7
Dividends per ordinary share: paid during the year	US$	0.513	0.455	0.381
Dividends per ordinary share: approved or proposed during the year	US$	0.549	0.467	0.443

US GAAP:

		Year Ended 31 March
		2007	2006[1]	2005[12]	2004[2]	2003[2]

Revenue	£m	8,686	8,891	7,208	7,747	6,730
Operating profit	£m	1,862	1,749	1,803	1,470	1,367
Net income from continuing operations attributable to equity shareholders	£m	1,092	703	1,042	669	566
Net income for the year attributable to equity shareholders	£m	1,146	1,307	1,288	961	738
Basic earnings per share from continuing operations	pence	40.2	25.9	38.5	24.8	27.5
Diluted earnings per share from continuing operations	pence	39.9	25.8	38.3	24.8	26.0
Basic earnings per share	pence	42.2	48.2	47.6	35.7	35.8
Diluted earnings per share	pence	41.9	48.0	47.3	35.6	33.9
Number of shares — basic	millions	2,719	2,710	2,705	2,694	2,060
Number of shares — diluted	millions	2,737	2,724	2,719	2,701	2,180
Total assets	£m	35,126	32,952	37,274	35,347	36,947
Net assets employed/total shareholders’ funds	£m	9,367	9,788	10,629	9,875	9,515
Shareholders’ equity	£m	9,330	9,747	10,591	9,821	9,426
Common stock	£m	308	310	309	309	308
Dividends per ordinary share: paid during the year	pence	26.8	25.4	20.4	18.25	16.44
Dividends per ordinary share: approved or proposed during the year	pence	28.7	26.1	23.7	19.78	17.20
Dividends per ordinary share: paid during the year	US$	0.513	0.455	0.381	0.307	0.261
Dividends per ordinary share: approved or proposed during the year	US$	0.549	0.467	0.443	0.332	0.273

[1]	Comparatives have been adjusted to reclassify amounts relating to discontinued operations.

[2]	Comparisons have been restated due to the change in methodology for calculating net periodic pension charge more fully described in “Note 38 (c) Pensions and other post-retirement benefits” on page 155 of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 incorporated herein by reference.

Exchange rates

The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at 15 June 2007.

as at 15 June 2007 1.9765:

	High		Low

June 2007*	1.9941	*	1.9657	*
May 2007	1.9993		1.9695
April 2007	2.0061		1.9608
March 2007	1.9694		1.9235
February 2007	1.9699		1.9443
January 2007	1.9847		1.9305
December 2006	1.9794		1.9458

Average**

2006/07	1.91
2005/06	1.78
2004/05	1.85
2003/04	1.70
2002/03	1.55

*	For the period to 15 June 2007.

**	The average for each period is calculated by using the average of the exchange rates on the last day of each month during the period.

Risk factors

The information set forth under the heading “Risk factors” on pages 84 to 85 of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 is incorporated herein by reference.

Item 4.	Information on the Company

National Grid plc was incorporated on 11 July 2000. The Company is registered in England and Wales, with its registered office at 1-3 Strand, London WC2N 5EH (telephone +44 20 7004 3000). The Company’s agent in the United States is Lawrence J. Reilly, Executive Vice President and General Counsel, National Grid USA, 25 Research Drive, Westborough, MA 01582.

The information set forth under the headings “Operating and Financial Review” on pages 20 to 63, “Note 36 Subsidiary undertakings and joint ventures” on page 152, “Glossary of Terms” on page 180 and “Definitions” on page 181 of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 is incorporated herein by reference.

Property, plant and equipment

United Kingdom

National Grid’s Corporate Centre operates principally from offices at 1-3 Strand, London. These offices, of approximately 25,080 square feet, are held on a 15-year lease from 24 June 2002. At present, environmental issues are not preventing the businesses from utilising any material operating assets in the course of their business.

UK electricity and gas transmission.  We own the freehold of the majority of all sites associated with our UK electricity and gas transmission business in England and Wales. The remainder are held on long-term leaseholds, including all the transmission offtake sites in the service areas of the UK gas distribution networks sold on 1 June

2005. In Scotland, we own the majority of our gas transmission sites outright through a disposition purchase. The remainder are owned through a feudal disposition where purchase was subject to various rights retained by the previous owner, for example mineral or forestry rights. In addition, we have three principal commercial lettings, at St Fergus to Shell and Mobil, and at Theddlethorpe (in England) to ConocoPhillips. The electricity transmission business does not own any sites in Scotland.

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

Agreements with landowners or occupiers are required for the overhead lines and underground cables, which make up our electricity network in England and Wales. The majority of agreements are in the form of terminable wayleaves. The remainder are in the form of perpetual easements under which rights have been granted in perpetuity in return for a lump sum payment. The sites at which we have electricity substations are split between freehold and leasehold. Of the leasehold sites, the large majority are substations located on the premises of generators and are held on long-term leases for nominal rental payments. Of the remaining sites, most are held as ground rents (market price payable for land only) from the respective landlords, who include electricity distribution companies.

We also own the freehold of our control centre in Berkshire and we have major offices in Leeds (freehold) and Warwick, which the Company sold and leased back during the year. The Warwick offices, of approximately 235,884 square feet, are now held on a 20-year lease from 2 February 2007 with a one-time tenant only break option (i.e. Company lease termination right) exercisable during the 15th anniversary of the lease.

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

We own the freeholds of the substantial majority of the operational sites where there are larger operational plant and gas storage facilities used in our UK gas distribution business. The vast majority of office buildings, depots and stores used by UK gas distribution are leased from another company within National Grid.

National Grid Wireless.  The Company sold its UK wireless infrastructure operations on 3 April 2007. The information set forth under the heading “Discontinued operations” on page 63, of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 is incorporated herein by reference.

United States

We own in fee the office buildings that comprise our principal US business premises in Westborough and Northborough, Massachusetts and in Syracuse, Albany and Buffalo, New York. Substantially all of National Grid’s US properties and franchises are subject to the liens of mortgage indentures and deeds of trust under which mortgage bonds have been issued. At present, environmental issues are not preventing the companies from utilising any material operating assets in the course of their business.

US electricity transmission.  Our US electricity transmission systems consist of approximately 8,600 miles of transmission and sub-transmission lines located within right-of-way corridors that traverse both public and private property. Statutory authority, legislative charters and municipal franchise grants generally provide the National Grid USA companies with the rights required to locate transmission and sub-transmission facilities within and across public ways. Right-of-way corridors that cross privately owned land have generally been acquired in fee ownership (freehold) or pursuant to grants of perpetual easements. Transmission and sub-transmission substation facilities are principally located on properties that are owned in fee.

US electricity and gas distribution.  Our US electricity and gas distribution systems consist of approximately 71,000 circuit miles of electric distribution lines located on rights-of-way in New England and New York, and approximately 11,800 miles of gas distribution pipelines located on rights-of-way in New York and Rhode Island. Statutory authority, legislative charters and municipal franchise grants generally provide the National Grid USA companies with the rights required to locate distribution facilities within and across public ways. Right-of-way corridors that cross privately owned land have principally been acquired in fee ownership or pursuant to grants of perpetual easements. Electric distribution substations and gas distribution regulator stations are principally located on properties owned in fee pursuant to grants of perpetual easements or pursuant to legislative charters and municipal franchise grants.

Item 4A.  Unresolved Staff Comments

There are no unresolved staff comments required to be reported under this Item 4A.

Item 5.	Operating and Financial Review and Prospects

The information set forth under the headings “Operating and Financial Review” on pages 20 to 75 and “Research and development” on page 86 of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

The information set forth under the headings “Board of Directors” on pages 18 and 19, “Directors’ Remuneration Report” on pages 88 to 98, “Note 8 Pensions and other post-retirement benefits” on pages 119 to 123, “Corporate Governance” on pages 77 to 83, “Employees” on page 87 and “Note 31 Share capital” on pages 145 to 148 of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 is incorporated herein by reference.

The actual number of employees at 31 March 2007, and the average numbers during the years ended 31 March 2007, 2006, 2005 and 2004, are as follows:

	31	Average	Average	Average	Average
	March	Fiscal	Fiscal	Fiscal	Fiscal
	2007	2007	2006	2005	2004

United Kingdom	10,015	10,356	11,421	11,784	11,943
United States	8,753	8,618	8,414	8,663	9,402
Rest of the World	8	8	8	13	10

Continuing operations	18,776	18,982	19,843	20,460	21,355
Discontinued operations	735	730	686	4,147	4,303

Total	19,511	19,712	20,529	24,607	25,658

Item 7.	Major Shareholders and Related Party Transactions

Major shareholders

As at 15 June 2007, we had been notified of the following beneficial owners of 3% or more of our issued share capital:

	Number of	% of Outstanding
	Ordinary Shares	Share Capital*

Legal and General Investment Management Ltd	111,803,477	4.12
Fidelity International Limited	82,805,863	3.06

*	This number is calculated in relation to the issued share capital at the time the holding was disclosed.

No further notifications had been received. No shares were held in treasury.

All ordinary shares have the same voting rights.

Approximately 14.8% of National Grid’s ordinary shares are held beneficially by persons in the US, and there are 3,283 US holders on the ordinary share register and approximately 20,315 registered holders of ADSs.

The information set forth under the heading “Note 34 Related party transactions” on page 151 of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 is incorporated herein by reference.

Item 8.	Financial Information

The information set forth under the headings “Consolidated balance sheet” on page 109, “Consolidated income statement” on page 108, “Consolidated statement of recognised income and expense” on page 110, “Consolidated cash flow statement” on page 111, “Notes to the accounts” on pages 112 to 172, “Legal and related matters” on page 25 and “Returns to shareholders” on page 43 of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 is incorporated herein by reference.

Item 9.	The Offer and Listing

Price history

The following table sets forth the highest and lowest market prices for National Grid ordinary shares and ADSs for the periods indicated. As described in Item 18 under note 31 to the consolidated financial statements, on 29 July 2005, the Company’s ordinary shares were consolidated to reflect the £2 billion return of cash to shareholders by way of a B share scheme. Shareholders received 43 new ordinary shares for every 49 existing ordinary shares, which resulted in the existing 3,091,247,761 issued ordinary shares of 10 pence each being replaced by a total of 2,712, 727,627 new ordinary shares of 11 17/43 pence each.

	Ordinary Share (Pence)		ADS ($)
	High	Low	High	Low

2006/07	797.50	552.00	78.81	48.83
2005/06	613.50	489.25	53.45	44.48
2004/05	549.50	421.25	52.06	37.59
2003/04	438.00	374.75	41.45	30.19
2002/03	511.50	365.75	37.40	26.69
2006/07 Q4	797.50	717.00	78.81	69.55
Q3	749.50	664.50	74.00	63.10
Q2	672.00	587.00	63.24	53.32
Q1	615.00	552.00	57.34	48.83
2005/06 Q4	613.50	551.00	53.45	48.69
Q3	573.50	503.50	49.85	44.48
Q2	561.00	511.00	51.64	45.20
Q1	550.75	489.25	50.72	46.37
June 2007*	788.50	720.00	78.26	71.46
May 2007	786.00	759.00	78.86	75.10
April 2007	816.50	780.00	80.75	78.20
March 2007	797.50	748.50	78.81	71.82
February 2007	797.00	763.00	78.26	75.08
January 2007	770.50	717.00	75.61	69.55
December 2006	749.50	701.50	74.00	69.56

*	For the period to 15 June 2007.

Markets

National Grid’s equity securities are listed on the Official List of the London Stock Exchange (ordinary shares) and on the New York Stock Exchange (ADSs ).

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

The Directors are empowered to exercise all the powers of National Grid to borrow money, subject to the limitation that the aggregate principal amount outstanding of all borrowings shall not exceed an amount equal to four times National Grid’s share capital and aggregate reserves, calculated in the manner described in the Articles, unless sanctioned by an ordinary resolution of the Company’s shareholders. At the Annual General Meeting of the Company held on 31 July 2006 a resolution proposing a change in respect of borrowing powers was passed which replaced the current limit with a fixed borrowing limit of £30 billion.

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

In a winding-up, a liquidator may, with the sanction of a special resolution of National Grid and any other sanction required by applicable provisions of English law, (a) divide among the shareholders the whole or any part of National Grid’s assets (whether the assets are of the same kind or not) and may for this purpose value any assets and determine how the division should be carried out as between different shareholders or different classes of shareholders or otherwise as the resolution may provide, or (b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the sanction of a special resolution, determines, but in neither case will a shareholder be compelled to accept assets upon which there is a liability.

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

In addition, the Companies Act provides that a public company may send a written notice to a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares constituting the company’s ‘relevant share capital’. The notice may require that person to state whether he has an interest in the shares, and in case that person holds or had held an interest in those shares, to give additional information relating to that interest and any other interest in the shares of which that person is aware.

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

Material contracts

The Company agreed to acquire KeySpan Corporation pursuant to an Agreement and Plan of Merger dated as of 25 February 2006 between National Grid plc, National Grid US8 Inc. and KeySpan. Upon the merger, each outstanding share of KeySpan capital stock will be converted into the right to receive $42.00 in cash and KeySpan will become a wholly owned subsidiary of National Grid USA upon completion of the of the transaction. The information set forth under the heading “Acquisitions and disposals” on pages 33 to 34, of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 is incorporated herein by reference. As contemplated in the Merger Agreement, National Grid plc has provided notice extending the termination date of the Merger Agreement through to 25 August 2007.

As described in Item 6, each of our Executive Directors has a Service Agreement and each Non-executive Director has a Letter of Appointment.

Apart from these, no contract (other than contracts entered into in the ordinary course of business) has been entered into by National Grid within the two years immediately preceding the date of this report which is, or may be, material; or which contains any provision under which any member of National Grid has any obligation or entitlement which is material to National Grid at the date of this report.

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

The information set forth under the headings “Treasury policy” on pages 65 to 66 and “Commodity contracts” on pages 67 to 68 of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 is incorporated herein by reference.

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

Disclosure controls and procedures

The Company has carried out an evaluation under the supervision and with the participation of its management, including the Chief Executive and Finance Director, of the effectiveness of the design and operation of National Grid’s disclosure controls and procedures as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based on and as of that evaluation, the Chief Executive and Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that National Grid files and submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and communicated to the Company’s management, including the Chief Executive and Finance Director, as appropriate, to allow timely decisions regarding disclosure.

Managements’ evaluation of the effectiveness of internal control over financial reporting

The management of National Grid is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under Securities Exchange Act of 1934, as amended. National Grid’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as adopted by the European Union, including the reconciliations to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

National Grid’s management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that National Grid’s internal control over financial reporting was effective as of 31 March 2007.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of National Grid for the fiscal year ended 31 March 2007, has also audited management’s assessment of the effectiveness of National Grid’s internal control over financial reporting and the effectiveness of National Grid’s internal controls over financial reporting; their report is included herein.

Change in internal control over financial reporting

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

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. This code is available on our website at www.nationalgrid.com, where any amendments or waivers will also be posted. There were no amendments to, or waivers under, our Code of Ethics in the fiscal year ended 31 March 2007.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers LLP, independent registered public accounting firm, served as auditors of the Company for the fiscal year ended 31 March 2007.

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2007 and the review of interim financial statements for the six months ended 30 September 2006 were £6.2 million. Fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2006 and the review of interim financial statements for the six months ended 30 September 2005, were £4.5 million.

Audit-Related Fees

The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed under “Audit Fees” above were £1.8 million in fiscal 2006/07 and £0.5 million in fiscal 2005/06. Included within the fees in fiscal 2006/07 and 2005/06 is accounting advice on various transactions, both planned and completed, and the audit of pension schemes.

Tax Fees

Aggregate fees billed by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning were £1.3 million in fiscal 2006/07 and £1.4 million in fiscal 2005/06.

All Other Fees

Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2006/07 were £1.1 million. The most significant items were analysis of financial and other market related data. Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2005/06 were £0.5 million. The most significant items were services provided as reporting accountant on the prospectus for the issue of B shares in connection with the £2 billion return of cash to shareholders and market analysis relating to National Grid’s U.S. gas distribution business.

Subject to the Company’s Articles of Association and the UK Companies Act , the Audit Committee is solely and directly responsible for the approval of the appointment, re-appointment, compensation and oversight of the Company’s independent auditors. It is our policy that the Audit Committee must approve in advance all non-audit work to be performed by the independent auditors.

During fiscal 2006/07, all of the above services were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on Ordinary Shares purchased by the Company during fiscal 2006/07

			c. Total Number of	d. Maximum Number
			Shares Purchased	of Shares (Rounded)
		b. Average	as Part of Publicly	that May Yet Be
	a. Total Number of	Price Paid	Announced Plans	Purchased Under the
Period	Shares Purchased	per Share	or Programs	Plans or Programs

Month 1 1st November to 30 November 2006 (actual purchases from 20 to 30 November)	3,220,000	£7.10	3,220,000	269 million
Month 2 1 to 31 December 2006 (actual purchases from 18 to 21 December)	1,053,381	£7.42	4,273,381	268 million
Month 3 1 to 31 January 2007 (actual purchases from 3 to 26 January)	5,175,000	£7.32	9,448,381	263 million
Month 4 1 to 28 February 2007 (actual purchases from 5 to 28 February)	6,135,000	£7.82	15,583,381	257 million
Month 5 1 to 31 March 2007 (actual purchases from 1 to 22 March)	6,805,000	£7.65	22,388,381	250 million
Month 6 1 to 31 May 2007 (actual purchases from 18 to 31 May)	8,930,000	£7.71	31,318,381	241 million
Month 7 1 to 31 June 2007 (actual purchases from 1 to 15 June)	19,990,000	£7.37	51,308,381	221 million

Note: At the Company’s 2006 Annual General Meeting (AGM), held in July 2006, shareholder approval was given to purchase up to 10% of the ordinary shares in issue (up to 272 million shares). As part of the interim results for the six months to 30 September 2006, a share buy-back programme was announced to return around $1.9 billion (£1 billion) (based on cash flows from stranded assets under our US rate plans). On 3 April 2007 the Company announced the sale of its UK Wireless business and that it would return £1.8 billion to shareholders via an extension of the existing share buy-back programme, expected to be effected on the London Stock Exchange over the next 12 to 18 months and dependent on market and economic conditions. Shares will be repurchased in accordance with the Board’s general authority to make market repurchases of ordinary shares, as previously approved by shareholders. The Board will seek shareholder approval to renew this authority at the next AGM in July 2007.

The ordinary share buyback commenced on 20 November 2006 and continued until shortly before the normal close period from 31 March and recommenced on 18 May and is ongoing.

PART III

Item 17.	Financial Statements

The Company has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

The information set forth under the headings “Statement of Directors’ responsibilities” on page 100, “Accounting policies” on pages 102 to 107, “Consolidated income statement” on page 108, “Consolidated balance sheet” on page 109, “Consolidated cash flow statement” on page 111, “Consolidated statement of recognised income and expense” on page 110 and “Notes to the accounts” on pages 112 to 172 of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 is incorporated herein by reference.

The report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm is presented below.

Report of Independent Registered Public Accounting Firm
to the Board of Directors and Shareholders of National Grid plc

We have completed an integrated audit of National Grid plc’s 31 March 2007 consolidated financial statements and of its internal control over financial reporting as of 31 March 2007 and the audits of its 31 March 2006 and 31 March 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated statements of cash flows, consolidated statements of recognised income and expense, accounting policies and the related notes present fairly, in all material respects, the financial position of National Grid plc and its subsidiaries (National Grid) at 31 March 2007 and 2006 and the results of their operations and cash flows for each of the three years in the period ended 31 March 2007 in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed under the heading “Basis of preparation of consolidated financial statements” in the Accounting policies, as a result of adopting IAS 32 and IAS 39 on 1 April 2005, National Grid changed its method of accounting for financial instruments. In line with the relevant transitional provisions, the prior period comparatives have not been restated.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 38 and 39 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying “Managements’ evaluation of the effectiveness of internal control over financial reporting” as set out in Item 15, that National Grid maintained effective internal control over financial reporting as of 31 March 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
London, United Kingdom
16 May 2007

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

Description

1.1	Memorandum and Articles of Association of National Grid Transco plc (Exhibit 1 to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference
1.2	Amendment to Memorandum and Articles of Association of National Grid Transco plc (Exhibit 1 to National Grid Transco Form 20-F dated 11 June 2003 File No. 1-14958).	Incorporated by reference
1.3	Articles of Association of National Grid plc adopted by Special Resolution passed on 25 July 2005. (Exhibit 1.3 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated By Reference

Description

2(a)	Amended and restated Deposit Agreement dated as of 31 January 2002 (Exhibit 2(a) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference
2(b).1.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 18 August 2005 relating to €12,000,000 (previously €6,000,000,000) issuable under the Euro Medium Term Note Programme. (Exhibit 2(b).1.1 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.2	Supplementary Prospectus dated 26 August 2006. (Exhibit 2(b).1.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.3	Supplementary Prospectus dated 17 November 2005. (Exhibit 2(b).1.3 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.4	Supplementary Prospectus dated 6 March 2006. (Exhibit 2(b).1.4 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.5	Supplementary Prospectus dated 12 May 2006. (Exhibit 2(b).1.5 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.6	Supplementary Prospectus dated 19 May 2006. (Exhibit 2(b).1.6 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).2.1	Prospectus issued by National Grid Gas Holdings plc and National Grid Gas plc on 24 February 2006 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2(b).2.1 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).2.2	Supplementary Prospectus dated 6 March 2006. (Exhibit 2(b).2.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).2.3	Supplementary Prospectus dated 22 May 2006. (Exhibit 2(b).2.3 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(c).1.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 11 August 2006 relating to €12,000,000 issuable under the Euro Medium Term Note Programme	Filed herewith
2(c).1.2	Supplementary Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 1 December 2006 relating to €12,000,000 issuable under the Euro Medium Term Note Programme	Filed herewith
2(d).1.1	Prospectus issued by National Grid Gas Holdings plc, National Grid Gas plc and National Grid Gas Finance (No 1) plc on 23 February 2007 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme	Filed herewith
4(a)	Agreement and Plan of Merger dated as of February 25, 2006 between National Grid plc, National Grid US8 Inc. and KeySpan Corporation. (Exhibit 4(a) to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
4(c).1	Service Agreement among The National Grid Group plc, National Grid Company plc and Edward Astle dated 27 July 2001 (Exhibit 4.3 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4(c).2	Service Agreement among National Grid plc, and Mark Fairbairn dated 23 January 2007	Filed herewith
4(c).3	Service Agreement among National Grid plc and Steven Holliday dated 1 April 2006.	Filed herewith
4(c).4	Service Agreement among National Grid Transco plc, National Grid USA and Michael E. Jesanis dated 8 July 2004 (Exhibit 4.5 to National Grid Transco Form 20-F dated 15 June 2005 File No. 1-14958).	Incorporated by reference

Description

4(c).5	Service Agreement among National Grid Group plc, National Grid Company plc and Steve Lucas dated 13 June 2002 (Exhibit 4.5 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4(c).6	Service Agreement among The National Grid Group plc, National Grid Company plc and Roger J. Urwin dated as of 17 November 1995 (Exhibit 4.7 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4(c).7	Service Agreement among National Grid Transco plc, National Grid Company plc and Nicholas Winser dated 28 April 2003 (Exhibit 4.8 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4(c).8	Changes to Directors’ remuneration (Exhibit 4(c).7 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958).	Incorporated by reference
4(c).9	Letter of Appointment — Linda Adamany	Filed herewith
4(c).10.1	Letter of Appointment — John Allan (Exhibit 4.10 to National Grid Transco Form 20-F dated 15 June 2005 File No. 1-14958).	Incorporated by reference
4(c).10.2	Letter dated 7 March 2006 to John Allan relating to appointment as chairman of Remuneration Committee. (Exhibit 4(c).8.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
4(c).11.1	Letter of Appointment — John Grant (Exhibit 4.9 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4(c).11.2	Letter dated 7 March 2006 to John Grant relating to retirement as chairman of Remuneration Committee. (Exhibit 4(c).9.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
4(c).12	Letter of Appointment — Ken Harvey (Exhibit 4.10 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4(c).13	Letter of Appointment — Paul Joskow (Exhibit 4.11 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4(c).14	Letter of Appointment — Sir John Parker (Exhibit 4.12 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4(c).15	Letter of Appointment — Stephen Pettit (Exhibit 4.13 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4(c).16	Letter of Appointment — Maria Richter (Exhibit 4.14 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4(c).17	Letter of Appointment — George Rose (Exhibit 4.15 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
4(c).18	National Grid plc Deferred Share Plan. (Exhibit 4(c).16 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
4(c).19	National Grid Executive Share Option Plan 2002 (Exhibit 4(c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference
4(c).20	National Grid Group Share Matching Plan 2002 (Exhibit 4(c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958).	Incorporated by reference
4(c).21	National Grid Transco Performance Share Plan 2002 (as approved 23 July 2002 by a resolution of the shareholders of National Grid Group plc, adopted 17 October 2002 by a resolution of the Board of National Grid Group plc, amended 26 June 2003 by the Share Schemes Sub-Committee of National Grid Transco plc, and amended 5 May 2004 by the Share Schemes Sub-Committee of National Grid Transco plc) (Exhibit 4.19 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference

Description

4(c).22	National Grid Executive Share Option Plan 2000 (Exhibit 4C to National Grid Group S-8 dated 26 July 2001 File No. 333-65968).	Incorporated by reference
4(c).23	National Grid Executive Share Option Scheme (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968).	Incorporated by reference
4(c).24	Lattice Long Term Incentive Scheme (Exhibit 4(c)(vi) to National Grid Transco 20-F dated 11 June 2003 File No. 1-14958).	Incorporated by reference
4(c).24	Lattice Group Short Term Incentive Scheme (approved by a resolution of the shareholders of BG Group plc effective 23 October 2000; approved by a resolution of the Board of National Grid Transco plc on 30 April 2004; amended by resolutions of the Board of Lattice Group plc effective on 21 October 2002 and 13 May 2004) (Exhibit 4.23 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958).	Incorporated by reference
6	Earnings per share: The information set forth under the heading “Note 13 Earnings per share” on page 126 of the Company’s Annual Report and Accounts 2006/07 contained in Exhibit 15.1 is incorporated herein by reference.	Incorporated by reference
8	List of subsidiaries.	Filed herewith
12.1	Certification of Steve Holliday	Filed herewith
12.2	Certification of Steve Lucas.	Filed herewith
13	Certifications of Steve Holiday and Steve Lucas furnished pursuant to 18 U.S.C. Section 1350.	Filed herewith
15.1	National Grid plc Annual Report and Accounts 2006/07, in extracted form.	Filed herewith
15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to National Grid plc.	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

NATIONAL GRID PLC

By:	/s/ Steve Lucas
Steve Lucas
Finance Director

London, England
19 June 2007