Form 20-F
period 2008-03-31
NATIONAL GRID PLC
filed 2008-06-17
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2008
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

Helen Mahy
011 44 20 7004 3000
Facsimile No. 011 44 20 7004 3004
Company Secretary and General Counsel
National Grid, plc
1-3 Strand London WC2N 5EH England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered

Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange*
American Depositary Shares, each representing five Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange
6.625% Guaranteed Notes due 2018	The New York Stock Exchange
6.30% Guaranteed Notes due 2016	The New York Stock Exchange
Preferred Stock ($100 par value-cumulative):
3.90% Series	The New York Stock Exchange
3.60% Series	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2008 was

Ordinary Shares of 11 17/43 pence each	2,581,913,516

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐     International Financial Reporting Standards as issued by the International Accounting Standards Board ☑     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

As used in this Annual Report, unless the context requires otherwise,

“National Grid”, the “Company”, “we”, “us” or “our” refers to National Grid plc and its subsidiaries.

Cautionary Statement

This Annual Report on Form 20-F contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals and contractual consents, unseasonable weather affecting demand for electricity and gas; competition and industry restructuring; changes in economic conditions; currency fluctuations; changes in interest and tax rates; changes in energy market prices; changes in historical weather patterns; changes in laws, regulations or regulatory policies; developments in legal or public policy doctrines; the impact of changes to accounting standards; and technological developments. Other factors that could cause actual results to differ materially from those described in this report include: the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration; the availability of new acquisition opportunities and the timing and success of future acquisition opportunities; the timing and success or other impact of the sales of our non-core businesses; the failure for any reason to achieve reductions in costs or to achieve operational efficiencies; the failure to retain key management; the behaviour of UK electricity market participants on system balancing; the timing of amendments in prices to shippers in the UK gas market; the performance of our pension schemes and the regulatory treatment of pension costs; and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see Items 3 and 5 of this report (and in particular “Risk factors” under Item 3). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we do not undertake any obligation to revise these forward-looking statements to reflect events or circumstances after the date of this report. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

The inclusion of our website address in this annual report does not, and is not intended to, incorporate the contents of our website into this report and such information does not constitute part of this annual report.

i

ii

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

The selected financial data set out below are derived, in part, from the Company’s consolidated financial statements. The selected data should be read in conjunction with the financial statements and with the Operating and Financial Review and Prospects in Item 5. The consolidated financial statements of the Company are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board. We did not publish financial data in accordance with IFRS in 2004, because at the time our financial statements were required to be presented in conformity with UK Generally Accepted Accounting Principles. For this reason, we have not provided selected financial data for 2004.

Selected financial data

Amounts in accordance with IFRS1:

			Year Ended 31 March
			2008	2007	2006	2005

Revenue		£m	11,423	8,695	8,868	7,174
Total operating profit		£m	2,964	2,513	2,374	2,113
Profit for the year from continuing operations		£m	1,581	1,310	1,183	1,106
Profit for the year		£m	3,199	1,396	3,850	1,424
Basic earnings per share from continuing operations		pence	60.5	48.1	41.6	35.9
Diluted earnings per share from continuing operations		pence	60.1	47.8	41.4	35.7
Basic earnings per share		pence	122.5	51.3	135.6	46.2
Diluted earnings per share		pence	121.8	50.9	135.0	46.0
Number of shares — basic		millions	2,609	2,719	2,837	3,082
Number of shares — diluted		millions	2,624	2,737	2,851	3,096
Total assets		£m	37,822	28,389	25,924	27,560
Net assets		£m	5,380	4,136	3,493	2,121
Total parent company shareholders’ equity		£m	5,362	4,125	3,482	2,111
Dividends per ordinary share: paid during the year		pence	29.5	26.8	25.4	20.4
Dividends per ordinary share: approved or proposed during the year		pence	33.0	28.7	26.1	23.7
Dividends per ordinary share: paid during the year	US$		.593	0.513	0.455	0.381
Dividends per ordinary share: approved or proposed during the year	US$		.663	0.549	0.467	0.443

[1]	Since the implementation of IFRS by the Company, there have been no significant changes in accounting standards, interpretations or policies that have had a material financial impact on the selected financial data other than the adoption of accounting standards IAS 32 and IAS 39 on 1 April 2005, subsequent to which derivative financial instruments have been recorded at the fair value and remeasurements in those fair values have been recorded in the income statement to the extent that hedge accounting was not effective or has not been applied. Prior to 31 March 2005, derivative financial instruments were not recorded as assets or liabilities in the balance sheet and changes in the fair values of those instruments were not recognised in the income statement.

The selected financial data incorporates businesses acquired in the period from the date of their acquisitions, principally KeySpan Corporation acquired in August 2007, our Rhode Island gas distribution operations acquired in August 2006 and UK wireless operations acquired in August 2004.

The selected financial data for continuing operations excludes businesses discontinued during the periods presented, principally our former UK and US wireless operations and our former electricity interconnector business in Australia, disposed of in April and August 2007 and four gas distribution networks in the UK disposed of in June 2005. Also excluded from continuing operations are discontinued operations acquired with KeySpan Corporation, principally the Ravenswood generation station.

Exchange rates

The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at 15 June 2008.

as at 15 June 2008:

	High		Low

June 2008*	1.9758	*	1.9467	*
May 2008	1.9818		1.9451
April 2008	1.9994		1.9627
March 2008	2.0311		1.9823
February 2008	1.9923		1.9405
January 2008	1.9895		1.9515
December 2007	2.0658		1.9774

Average**

2007/08	2.01
2006/07	1.91
2005/06	1.78
2004/05	1.85
2003/04	1.70
2002/03	1.55

*	For the period to 13 June 2008.

**	The average for each period is calculated by using the average of the exchange rates on the last day of each month during the period.

Risk factors

The information set forth under the heading “Risk factors” on pages 95 to 97 of the Company’s Annual Report and Accounts 2007/08 contained in Exhibit 15.1 is incorporated herein by reference.

Item 4.  Information on the Company

National Grid plc was incorporated on 11 July 2000.  The Company is registered in England and Wales, with its registered office at 1-3 Strand, London WC2N 5EH (telephone +44 20 7004 3000). The Company’s agent in the United States is Lawrence J. Reilly, Executive Vice President and General Counsel, National Grid USA, 25 Research Drive, Westborough, MA 01582.

The information set forth under the headings “Operating and Financial Review” on pages 14 to 73, “Note 37 Subsidiary undertakings, joint ventures and associates” on page 172, and “Definitions and glossary of terms” on pages 186 to 188 of the Company’s Annual Report and Accounts 2007/08 contained in Exhibit 15.1 is incorporated herein by reference.

Property, plant and equipment

  United Kingdom

Our corporate centre operates principally from offices at 1-3 Strand, London. These offices, of approximately 25,000 square feet, are held on a 15-year lease from 24 June 2002. At present, environmental issues are not preventing the businesses from utilising any material operating assets in the course of their business.

UK electricity and gas transmission.  We own the freehold of the majority of all sites associated with our UK electricity and gas transmission business in England and Wales. The remainder are held on long-term leaseholds, including all the transmission offtake sites in the service areas of the UK gas distribution networks sold on 1 June 2005. In Scotland, we own the majority of our gas transmission sites outright through a disposition purchase. The remainder are owned through a feudal disposition where purchase was subject to various rights retained by the previous owner, for example mineral or forestry rights. In addition, we have three principal commercial lettings, at St Fergus to Royal Dutch Shell and Exxon Mobil, and at Theddlethorpe (in England) to ConocoPhillips. The electricity transmission business does not own any sites in Scotland.

Our gas transmission network comprises approximately 4,600 miles (approx 7,400 kilometers) of high pressure transmission pipelines. Agreements with landowners or occupiers are only required for those pipes that cross private land. These agreements largely comprise perpetual easements in England and Wales and deeds of servitude in Scotland. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement or servitude are covered by national agreements with the National Farmers Union, the Country Land and Business Association of England and Wales and the Scottish Landowners Association.

Our electricity transmission systems consists of overhead transmission lines and underground cable of approximately 4,900 miles (approx. 7,200 kilometers of overhead transmission lines and 675 kilometers of underground cable). Agreements with landowners or occupiers are required for the overhead lines and underground cables, which make up our electricity network in England and Wales. The majority of agreements are in the form of terminable wayleaves. The remainder are in the form of perpetual easements under which rights have been granted in perpetuity in return for a lump sum payment. The sites at which we have electricity substations are split between freehold and leasehold. Of the leasehold sites, the large majority are substations located on the premises of generators and are held on long-term leases for nominal rental payments. Of the remaining sites, most are held as ground rents (market price payable for land only) from the respective landlords, who include electricity distribution companies.

We also own the freehold of our control centre in Berkshire and we have major offices in Leeds (freehold) and Warwick, which the Company sold and leased back during fiscal year 2007. The Warwick offices, of approximately 235,884 square feet, are now held on a 20-year lease from 2 February 2007 with a one-time tenant only break option (i.e. Company lease termination right) exercisable during the 15th anniversary of the lease.

UK gas distribution.  Our UK gas distribution system consists of approximately 82,000 miles (approx. 132,000 kilometers) of distribution pipelines. Agreements with landowners or occupiers are only required for those pipes that cross private land. These agreements largely comprise perpetual easements. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement are covered by national agreements with the National Farmers Union and the Country Land and Business Association of England and Wales.

We own the freeholds of the substantial majority of the operational sites where there are larger operational plant and gas storage facilities used in our UK gas distribution business. The vast majority of office buildings, depots and stores used by UK gas distribution are leased from another company within National Grid.

  United States

We either own in fee (i.e. freehold) or lease the office buildings that comprise our principal US business premises located in New York and New England. We own in fee the office buildings located in Westborough and Northborough, Massachusetts and Syracuse, Albany, Buffalo and Hicksville New York. We lease approximately 335,000 square feet of office space in Brooklyn, New York, at a building known as MetroTech, held on a twenty year lease through 28 February 2025. We are currently negotiating to reduce our lease at MetroTech by approximately 80,000 square feet. In addition to our principal US offices, we lease other offices and building space in various locations in New York and New England and office equipment, vehicles and power operated equipment necessary to meet our current and expected business requirements and operational needs.

In addition to the US property described above, with respect to our US electric distribution, transmission and gas distribution businesses located in northeastern US (more fully described below), we either own property in fee or in the case of certain rights of way, hold necessary property rights pursuant to municipal consents, easements or long-term leases. Other than the New York downstate property acquired as part of the acquisition of KeySpan Corporation, substantially all of our US properties and franchises (including, our US electric distribution, transmission and gas distribution systems owned and operated by our US operations) are subject to the liens of various mortgage indentures and deeds of trust under which mortgage bonds have been issued. At present, environmental issues are not preventing our US businesses from utilising any material operating assets in the course of their business. We continually examine our real property and other property for contribution and relevance to our US businesses and when such properties are no longer productive or suitable, they are disposed of as promptly as possible. In the case of leased office space, we anticipate no significant difficulty in leasing alternative space at reasonable rates in the event of the expiration, cancellation or termination of a lease.

US electricity transmission.  Our US electricity transmission systems consist of approximately 8,600 miles (approx. 13,800 kilometers) of transmission and sub-transmission lines located within right-of-way corridors that traverse both public and private property. Statutory authority, legislative charters and municipal franchise grants generally provide the National Grid USA companies with the rights required to locate transmission and sub-transmission facilities within and across public ways. Right-of-way corridors that cross privately owned land have generally been acquired in fee or pursuant to grants of perpetual easements. Transmission and sub-transmission substation facilities are principally located on properties that are owned in fee.

US electricity and gas distribution.  Our US electricity and gas distribution systems consist of approximately 72,000 circuit miles (approx. 116,000 kilometers) of electric distribution lines located on rights-of-way in New England and New York, and approximately 36,000 miles (approx. 58,000 kilometers) of gas distribution pipelines located on rights-of-way in New York, New York City, Long Island, Massachusetts, New Hampshire and Rhode Island. Statutory authority, legislative charters and municipal franchise grants generally provide our US operations with the rights required to locate distribution facilities within and across public ways. Right-of-way corridors that cross privately owned land have principally been acquired in fee or pursuant to grants of perpetual easements. Electric distribution substations and gas distribution regulator stations are principally located on properties owned in fee pursuant to grants of perpetual easements or pursuant to legislative charters and municipal franchise grants.

Item 4A.  Unresolved Staff Comments

There are no unresolved staff comments required to be reported under this Item 4A.

Item 5.  Operating and Financial Review and Prospects

The information set forth under the headings “Operating and Financial Review” on pages 14 to 85 and “Research and development” on page 98 of the Company’s Annual Report and Accounts 2007/08 contained in Exhibit 15.1 is incorporated herein by reference.

Item 6.  Directors, Senior Management and Employees

The information set forth under the headings “Board of Directors” on pages 12 and 13, “Directors’ Remuneration Report” on pages 100 to 110, “Note 5 Pensions and other post-retirement benefits” on pages

132 to 133 and “Note 31 Actuarial information on pensions and other post-retirement benefits” on pages 156 to 158, “Corporate Governance” on pages 88 to 97, “Employees” on page 99 “Operating Costs 3(b) Number of Employees” on page 129 and “Note 25 Share capital” on pages 149 to 150 of the Company’s Annual Report and Accounts 2007/08 contained in Exhibit 15.1 is incorporated herein by reference.

We negotiate with recognised unions. It is our policy to maintain well-developed communications and consultation programmes and there have been no material disruptions to our operations from labour disputes during the past five years. National Grid believes that it can conduct its relationship with trade unions and employees in a satisfactory manner.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

As at 13 June 2008, we had been notified of the following holdings in voting rights of 3% or more in the issued share capital of the Company:

	Number of	% of Outstanding
	Ordinary Shares	Share Capital*

Legal and General Investment Management Ltd	145,542,289	5.82
Fidelity International Limited	82,805,863	3.06

*	This number is calculated in relation to the issued share capital at the time the holding was disclosed.

No further notifications had been received. As at 13 June 2008, 91,813,398 shares are held in treasury. Treasury shares do not receive dividends and do not have voting rights

All ordinary shares have the same voting rights.

Approximately 14.7% of National Grid’s ordinary shares, including ADSs, are held beneficially by persons in the US, and there are 3,523 US holders on the ordinary share register and approximately 20,300 registered holders of ADSs.

The information set forth under the heading “Note 30 Related party transactions” on page 155 of the Company’s Annual Report and Accounts 2007/08 contained in Exhibit 15.1 is incorporated herein by reference.

Item 8.  Financial Information

The information set forth under the headings “Accounting policies” on pages 114 to 120, “Adoption of new accounting standards” on page 121, “Consolidated balance sheet” on page 123, “Consolidated income statement” on page 122, “Consolidated statement of recognised income and expense” on page 124, “Consolidated cash flow statement” on page 125, “Notes to the consolidated financial statements-analysis of items in the primary statements” on pages 126 to 152, “Notes to the consolidated financial statements — supplementary information” on pages 153 to 178, “Legal and related matters” on page 23 and “Shareholder returns” on page 43 of the Company’s Annual Report and Accounts 2007/08 contained in Exhibit 15.1 is incorporated herein by reference.

Item 9.  The Offer and Listing

Price history

The following table sets forth the highest and lowest market prices for our ordinary shares and ADSs for the periods indicated. As described in “Note 25 Share capital b shares” on page 149, the Company’s ordinary shares were consolidated to reflect the £2 billion return of cash to shareholders by way of a B share scheme. Shareholders received 43 new ordinary shares for every 49 existing ordinary shares, which resulted in the existing 3,091,247,761 issued ordinary shares of 10 pence each being replaced by a total of 2,712,727,627 new ordinary shares of 11 17/43 pence each.

	Ordinary Share
	(Pence)		ADS ($)
	High	Low	High	Low

2007/08	863.00	686.00	86.58	69.22
2006/07	797.50	552.00	78.81	48.83
2005/06	613.50	489.25	53.45	44.48
2004/05	549.50	421.25	52.06	37.59
2003/04	438.00	374.75	41.45	30.19
2007/08 Q4	863.00	691.50	85.48	69.22
Q3	790.50	686.00	80.23	69.85
Q2	845.50	761.50	86.58	78.40
Q1	816.50	719.50	80.75	71.46
2006/07 Q4	797.50	717.00	78.81	69.55
Q3	749.50	664.50	74.00	63.10
Q2	672.00	587.00	63.24	53.32
Q1	615.00	552.00	57.34	48.83
June 2008*	748.50	696.00	73.27	67.91
May 2008	749.50	704.00	74.89	68.77
April 2008	730.00	695.50	73.46	68.95
March 2008	734.50	691.50	74.61	69.22
February 2008	790.50	733.50	77.89	72.60
January 2008	863.00	748.00	85.48	74.95
December 2007	845.50	811.00	86.58	82.65

*	For the period to 13 June 2008.

Markets

Our equity securities are listed on the Official List of the London Stock Exchange (ordinary shares) and on the New York Stock Exchange (ADSs).

Item 10.  Additional Information

Memorandum and Articles of Association

The following description is a summary of the material terms of our Memorandum and Articles of Association (the ‘Articles’). The following description is a summary only and is qualified in its entirety by reference to the Articles, which are provided as an exhibit to this report.

We adopted new “Plain English” articles at our Annual General Meeting on 25 July 2005.

  General

National Grid is incorporated under the name National Grid plc and is registered in England and Wales with registered number 4031152. The Company’s objects are set forth in the fourth clause of its Articles and cover a wide range of activities, including the following:

•	carrying on the business of a holding company;

•	employing the funds of the Company to develop and expand its business; and

•	carrying on any other activity supplemental to the foregoing or capable of enhancing the Company’s profitability.

The Articles grant National Grid a broad range of corporate powers to effect these objectives.

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

The Directors are empowered to exercise all the powers of National Grid to borrow money, subject to the limitation that the aggregate principal amount outstanding of all borrowings shall not exceed £30 billion.

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

All dividends or other sums payable unclaimed for one year after having been declared may be invested or otherwise made use of by the Board of Directors for the benefit of National Grid until claimed. Any dividend or interest unclaimed for 12 years from the date when it was declared or became due for payment may be forfeited and revert to National Grid.

Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands every shareholder who is present in person will have one vote and on a poll every shareholder will have one vote for every share which he holds. On a poll, shareholders may cast votes either personally or by proxy and a proxy need not be a shareholder. Under the Articles all resolutions must be decided on a poll, other than those of a procedural nature.

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

Rights of Non-Residents

There are no restrictions under National Grid’s Articles that would limit the rights of persons not resident in the UK, as such, to vote ordinary shares.

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

Apart from these, no contract (other than contracts entered into in the ordinary course of business) has been entered into by us within the two years immediately preceding the date of this report which is, or may be, material; or which contains any provision under which any member of National Grid has any obligation or entitlement which is material to us at the date of this report.

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

Taxation

The following summary describes the principal United States (“US”) federal income and United Kingdom (“UK”) tax consequences for a beneficial owner of ADSs or ordinary shares who is:

•	a citizen or resident of the US,

•	a corporation or other entity taxable as a corporation, created or organised under the laws of the US or any state thereof, or

•	a trust or an estate the income of which is subject to US federal income tax without regard to its source and that holds such shares or ADSs as capital assets.

The summary is not a complete analysis or listing of all the possible tax consequences of ownership, of ADSs or ordinary shares. It does not discuss special tax rules that may be applicable to certain classes of investors including traders, collective investment schemes, banks, insurance companies, securities dealers, investors with a ‘functional currency’ other than the US dollar and any corporation which directly or indirectly controls 10% or more of the voting share capital of National Grid.

Each investor is urged to consult his or her own tax advisor regarding the tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares under the laws of the US, the UK and their constituent jurisdictions.

The US and the UK signed a convention (the ‘Income Tax Convention’) for the avoidance of double taxation with respect to income and capital gains on 24 July 2001. The Income Tax Convention entered into force following the exchange of instruments of ratification on 31 March 2003 and was effective for withholding taxes beginning 1 May 2003. This summary describes the rules of taxation under the Income Tax Convention.

The statements regarding US federal tax laws set out below are based on:

•	the US Internal Revenue Code of 1986, as amended (the “Code”) and regulations issued thereunder, all of which are subject to change, possibly with retroactive effect, and in part on

•	the representations of The Bank of New York as depositary (the ‘Depositary’).

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

The statements regarding UK tax set out below are based on UK tax law and the published practice of HM Revenue and Customs in the United Kingdom as at the date of this document and are subject to any change therein (including any change having retroactive effect).

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

Cash distributions received by a US Holder with respect to its ADSs or ordinary shares generally will be treated as a dividend subject to US federal income taxation as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by certain non-corporate US Holders with respect to ADSs or ordinary shares before January 1, 2011 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends received with respect to ADSs or ordinary shares will be qualified dividends if National Grid (i) is eligible for the benefits of a comprehensive income tax treaty with the United States that the US Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rules and (ii) was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for purposes of the qualified dividend rules. Based on National Grid’s audited financial statements and relevant market and shareholder data, National Grid believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2007 taxable year. In addition, based on its audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, National Grid does not anticipate becoming a PFIC for its 2008 taxable year or in the foreseeable future. Dividends paid by National Grid to corporate US holders will not be eligible for the dividends received deduction generally allowed to corporations. This discussion is based on current law and previous guidance issued by the IRS which could be changed.

Taxation of Capital Gains

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a US Holder who is not resident and not ordinarily resident in the UK for UK tax purposes is not liable for UK taxation on capital gains realized or accrued on the sale or other disposal of ADSs or ordinary shares. A US Holder is, however, liable for US federal income tax on such gains to the same extent as on any other gains from sales of stock. The gain, if any, is generally US source.

The following taxpayers may be subject to tax in both jurisdictions for any capital gain realized on the sale or other disposition of ADSs or ordinary shares:

•	a US citizen who is resident or ordinarily resident in the UK

•	a US corporation which is resident in the UK by reason of its business being managed and controlled in the UK

•	a US citizen who is trading or carrying on a profession or vocation in the UK and used, held or acquired ADSs or ordinary shares for the purpose of such trade, profession or vocation

•	a US corporation which is otherwise carrying on business through a permanent establishment in the UK and used, held or acquired ADSs or ordinary shares for the purpose of such permanent establishment.

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

In addition, a tax loss on future sales of shares may be characterised as long-term capital loss if some or all of a US Holder’s dividends are characterised as an “extraordinary dividend”. This characterisation may result depending on the proportionate amount of the dividend compared with the cost basis in the shares.

UK Stamp Duty and Stamp Duty Reserve Tax (‘SDRT’)

Transfers of ordinary shares — Broadly, SDRT at the rate of 0.5% of the amount of value of the consideration is payable where an agreement to transfer ordinary shares is not completed by a duly stamped transfer to the transferee. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with such date, the SDRT liability will be cancelled, and any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident. Purchases of ordinary shares completed by execution of a stock transfer form will generally give rise to a liability to UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the amount or value of the consideration. Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5%, and not stamp duty. The transfer of ordinary shares where there is no change of beneficial ownership will generally attract fixed rate stamp duty of £5 per transfer. However, if the Finance Bill 2008 is enacted in its current form, any such transfer executed on or after 13 March 2008 will not attract stamp duty. SDRT is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser or transferee.

Transfers of ADSs — No UK stamp duty will be payable on the acquisition or transfer of existing ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of ADRs will not give rise to a liability for SDRT. On a transfer of ordinary shares from the London, England office of The Bank of New York as agent of the Depositary (the ‘Custodian’) to a holder of ADSs upon cancellation of the ADSs, only a fixed stamp duty fee of £5 per instrument of transfer will be payable. However, if the Finance Bill 2008 is enacted in its current form, any such transfer executed on or after 13 March 2008 will not attract stamp duty. Any transfer for value of the underlying ordinary shares represented by ADSs may give rise to a liability on the transferee to UK stamp duty or SDRT. A charge to stamp duty or SDRT may arise on the issue or transfer of ordinary shares to the Depositary or the Custodian. The rate of stamp duty or SDRT will generally be 1.5% of either (i) in the case of an issue of ordinary shares, the issue price of the ordinary shares concerned, or (ii) in the case of a transfer of ordinary shares, the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. The Depositary will generally be liable for the stamp duty or SDRT. In accordance with the terms of the Depositary Agreement, the Depositary will charge any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are delivered against such deposits. If the stamp duty is not a multiple of £5, the duty will be rounded up to the nearest multiple of £5.

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

Documents on display

National Grid is subject to the filing requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this document, may be inspected during normal business hours at our registered office 1-3 Strand, London WC2N 5EH or at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC on 1-800-SEC-0330. Some of our filings are also available on the SEC’s website at www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

The information set forth under the headings “Treasury policy” on page 76, “Commodity contracts” on pages 78 to 79, “Note 32 Supplementary information on derivative financial instruments” on page 159, “Note 33 Financial risk” on pages 160 to 164, and “Note 34 Commodity risk” on pages 165 to 166 of the Company’s Annual Report and Accounts 2007/08 contained in Exhibit 15.1 is incorporated herein by reference.

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

Disclosure controls and procedures

We have carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive and Finance Director, of the effectiveness of the design and operation of our disclosure controls and procedures as of 31 March 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based on that evaluation, the Chief Executive and Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required and communicated to our management, including the Chief Executive and Finance Director, as appropriate, to allow timely decisions regarding disclosure.

Managements’ evaluation of the effectiveness of internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as adopted by the European Union and IFRS as published by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our management, with the participation of the Chief Executive and Finance Director, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of 31 March 2008.

Because KeySpan Corporation was acquired by us during the financial year ended 31 March 2008, it was not required to be included in management’s assessment of internal control over financial reporting for the year ended 31 March 2008, and therefore, management have excluded it from its assessment. KeySpan Corporation is a wholly-owned subsidiary whose total assets and total revenues represented 25% and 22%, respectively, of the related consolidated financial statement amounts as of and for the year ended 31 March 2008.

PricewaterhouseCoopers LLP, which has audited our consolidated financial statements for the fiscal year ended 31 March 2008, has also audited the effectiveness of our internal control over financial reporting. The attestation report of PricewaterhouseCoopers LLP is included under Item 18 of this Form 20-F.

Change in internal control over financial reporting

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that George Rose, chairman of the Company’s Audit Committee, is an “audit committee financial expert’’ within the meaning of this Item 16A. A brief listing of Mr. Rose’s relevant experience is included as part of Item 6. Mr. Rose is also “independent’’ within the meaning of the New York Stock Exchange listing rules.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or controller, and any person performing similar functions. This code is available on our website at www.nationalgrid.com, where any amendments or waivers will also be posted. There were no amendments to, or waivers under, our Code of Ethics in the fiscal year ended 31 March 2008.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers LLP, independent registered public accounting firm, served as auditors of the Company for the fiscal year ended 31 March 2008.

	Year Ended	Year Ended
	March 31,	March 31,
	2008	2007
	(£m)

Audit fees	8.3	6.2
Audit related fees	0.4	1.8
Tax fees	1.2	1.3
All other fees	0.7	1.1
Total	£10.6	£10.4

Subject to the Company’s Articles of Association and the UK Companies Act , the Audit Committee is solely and directly responsible for the approval of the appointment, re-appointment, compensation and oversight of the Company’s independent auditors. It is our policy that the Audit Committee must approve in advance all non-audit work to be performed by the independent auditors.

During fiscal 2007/08, all of the above services were pre-approved by the Audit Committee.

[1]	The aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2008 and the review of interim financial statements for the six months ended 30 September 2007 were £8.3 million. Fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2007 and the review of interim financial statements for the six months ended 30 September 2006, were £6.2 million.

[2]	The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed under “Audit Fees” above were £0.4 million in fiscal 2007/08 and £1.8 million in fiscal 2006/07. Included within the fees in fiscal 2007/08 are services principally related to comfort letters and SAS 70 control reports.

[3]	Aggregate fees billed by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning were £1.2 million in fiscal 2007/08 and £1.3 million in fiscal 2006/07.

[4]	Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2007/08 were £0.7 million. The most significant item was providing vendor due diligence services related to the proposed sale of National Grid’s property business. Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2006/07 were £1.1 million.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on Ordinary Shares purchased by the Company during fiscal
2007/08

			(c). Total Number of
			Shares Purchased	(d). Maximum Number
			of Shares purchased	of Shares (Rounded)
		(b). Average	as Part of Publicly	that May Yet Be
	(a). Total Number of	Price Paid	Announced Plans	Purchased Under the
Periods	Shares Purchased	per Share	or Programs	Plans or Programs
1 June to 30 June 2007 (actual purchases from 18 to 28 June)	14,000,000	£7.31	65,308,381	207 million
1 July to 30 July 2007 (actual purchases from 2 to 31 July)	32,050,959	£7.08	97,359,340	175 million
1 August to 31 August 2007 (actual purchases from 1 to 30 August)	19,566,000	£7.13	116,925,340	155 million
1 September to 31 September 2007 (actual purchases from 3 to 28 September)	16,016,544	£7.49	132,941,884	139 million
1 October to 28 October 2007 (actual purchases from 1 to 31 October)	19,520,305	£7.82	152,462,189	120 million
1 November to 31 November 2007 (actual purchases from 1 to 30 November)	19,815,480	£7.92	172,277,669	100 million
1 December to 31 December 2007 (actual purchases from 3 to 28 December)	10,500,430	£8.29	182,778,099	89 million
1 January to 31 January 2008 (actual purchases from 2 to 31 January)	16,103,326	£8.15	198,881,425	73 million
1 February to 29 February 2008 (actual purchases from 1 to 29 February)	10,325,351	£7.65	209,206,776	63 million
1 March to 31 March 2008 (actual purchases from 3 to 31 March)	13,328,023	£7.16	222,534,799	50 million
1 April to 30 April 2008 (actual purchases from 1 to 30 April)	10,775,000	£7.12	233,309,799	39 million
1 May to 31 May 2008 (actual purchases from 1 to 30 May)	7,896,000	£7.24	241,205,799	31 million
1 June to 31 June 2008 (actual purchases from 2 to 13 June)	4,935,000	£7.10	246,140,799	26 million

Note: At the Company’s 2006 Annual General Meeting (AGM), held in July 2006, shareholder approval was given to purchase up to 10% of the ordinary shares in issue (up to 272 million shares) which approval was repeated at the Company’s 2007 AGM, held in July 2007, to purchase 10% of the then issued share capital (up to 270 million shares). As part of the interim results for the six months to 30 September 2006, a share buy-back programme was announced to return around $1.9 billion (£1 billion) (based on cash flows from stranded assets under our US rate plans). On 3 April 2007 the Company announced the sale of its UK Wireless business and that it would return £1.8 billion to shareholders via an extension of the existing share buy-back programme, expected to be effected on the London Stock Exchange over the next 12 to 18 months and dependent on market and economic conditions. Shares will be repurchased in accordance with the Board’s general authority to make market repurchases of ordinary shares, as previously approved by shareholders. The Board will seek shareholder approval to renew this authority at the next AGM in July 2008. The ordinary share buyback commenced on 20 November 2006 and is ongoing pursuant to the Board’s general authority as approved by the shareholders.

PART III

Item 17.	Financial Statements

The Company has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

The information set forth under the headings “Accounting policies” on pages 114 to 120, “Adoption of new accounting standards” on page 121, “Consolidated income statement” on page 122, “Consolidated balance sheet” on page 123, “Consolidated cash flow statement” on page 125, “Consolidated statement of recognised income and expense” on page 124, “Notes to the consolidated financial statements-analysis of items in the primary statements” on pages 126 to 152, and “Notes to the consolidated financial statements — supplementary information” on pages 153 to 178 of the Company’s Annual Report and Accounts 2007/08 contained in Exhibit 15.1 is incorporated herein by reference.

The report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm is presented below.

Report of Independent Registered Public Accounting Firm
to the Board of Directors and Shareholders of National Grid plc

In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated statements of cash flows, consolidated statements of recognised income and expense, present fairly, in all material respects, the financial position of National Grid plc and its subsidiaries at 31 March 2008 and 2007 and the results of their operations and cash flows for each of the three years in the period ended 31 March 2008, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2008, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Managements’ evaluation of the effectiveness of internal control over financial reporting under Item 15 in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Managements’ evaluation of the effectiveness of internal control over financial reporting, included under Item 15 in this Form 20-F, management has excluded KeySpan Corporation from its assessment of internal control over financial reporting as of 31 March 2008 because KeySpan Corporation was acquired by the Company in a purchase business combination during the year ended 31 March 2008. We have also excluded KeySpan Corporation from our audit of internal control over financial reporting. KeySpan Corporation is a wholly-owned subsidiary whose total assets and total revenues represent 25% and 22%, respectively, of the related consolidated financial statement amounts as of and for the year ended 31 March 2008.

PricewaterhouseCoopers LLP
London, United Kingdom
14 May 2008

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

Description

1.1	Articles of Association of National Grid plc adopted by Special Resolution passed on 25 July 2005. (Exhibit 1.3 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated By Reference
2(a)	Amended and restated Deposit Agreement dated as of 1 August 2005 among National Grid, plc and The Bank of New York	Filed herewith
2(b).1.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 18 August 2005 relating to €12,000,000,000 (previously €6,000,000,000) issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).1.1 to National Grid PLC Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.2	Supplementary Prospectus dated 26 August 2006. (Exhibit 2 (b).1.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.3	Supplementary Prospectus dated 17 November 2005. (Exhibit 2 (b).1.3 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.4	Supplementary Prospectus dated 6 March 2006. (Exhibit 2 (b).1.4 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.5	Supplementary Prospectus dated 12 May 2006. (Exhibit 2 (b).1.5 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.6	Supplementary Prospectus dated 19 May 2006. (Exhibit 2 (b).1.6 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).2.1	Prospectus issued by National Grid Gas Holdings plc and National Grid Gas plc on 24 February 2006 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).2.1 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).2.2	Supplementary Prospectus dated 6 March 2006. (Exhibit 2 (b).2.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).2.3	Supplementary Prospectus dated 22 May 2006. (Exhibit 2 (b).2.3 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).3.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 11 August 2006 relating to €12,000,000,000 issuable under the Euro Medium Term Note Programme (Exhibit 2 (c).1.1 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
2(b).3.2	Supplementary Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 1 December 2006 relating to €12,000,000,000 issuable under the Euro Medium Term Note Programme(Exhibit 2 (c).1.2 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
2(b).4.1	Prospectus issued by National Grid Gas Holdings plc and National Grid Gas plc and National Grid Gas Finance (No 1) plc on 23 February 2007 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme (Exhibit 2 (d).1.1 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
2(b).4.2	Supplementary Prospectus issued by National Grid Gas Holdings plc and National Grid Gas plc and National Grid Gas Finance (No 1) plc on 4 February 2008 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme	Filed herewith
2(b).5.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 2 August 2007 relating to €15,000,000,000 issuable under the Euro Medium Term Note Programme	Filed herewith

Description

2(b).5.2	Supplementary Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 4 February 2008 relating to €15,000,000,000 issuable under the Euro Medium Term Note Programme	Filed herewith
2(b).6.1	Prospectus issued by National Grid USA on 3 December 2007 relating to €4,000,000,000 issuable under the Euro Medium Term Note Programme	Filed herewith
2(b).6.2	Supplementary Prospectus issued by National Grid USA on 4 February 2008 relating to €4,000,000,000 issuable under the Euro Medium Term Note Programme	Filed herewith
2(b).7.1	Prospectus issued by National Grid Gas plc and National Grid Gas Finance (No 1) plc on 26 February 2008 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme	Filed herewith
4(c).1	Service Agreement among The National Grid Group plc, National Grid Company plc and Edward Astle dated 27 July 2001 (Exhibit 4.3 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).2	Service Agreement among National Grid plc and Mark Fairbairn 23 January 2007 (Exhibit 4 (c).2 to National Grid Transco Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
4(c).3	Service Agreement among The National Grid plc and Steven Holliday dated 1 April 2006. (Exhibit 4.(c).3 to National Grid Transco Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
4(c).4	Service Agreement among National Grid Transco plc, National Grid USA and Michael E. Jesanis dated 8 July 2004 (Exhibit 4.5 to National Grid Transco Form 20-F dated 15 June 2005 File No. 1-14958)	Incorporated by reference
4(c).5	Service Agreement among National Grid Group plc, National Grid Company plc and Steve Lucas dated 13 June 2002 (Exhibit 4.5 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).6	Service Agreement among The National Grid Group plc, National Grid Company plc and Roger J. Urwin dated as of 17 November 1995 (Exhibit 4.7 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).7	Service Agreement among National Grid Transco plc, National Grid Company plc and Nicholas Winser dated 28 April 2003 (Exhibit 4.8 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).8	Fixed Term Employment Agreement among National Grid plc, National Grid USA and Robert B. Catell dated 26 October 2007	Filed herewith
4(c).9	Employment Agreement among National Grid plc, National Grid USA and Thomas King dated 11 July 2007	Filed herewith
4(c).10	Letter of Appointment — Linda Adamany (Exhibit 4 (c).9 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
4(c).11	Letter of Appointment — Philip Aiken	Filed herewith
4(c).12.1	Letter of Appointment — John Allan (Exhibit 4.10 to National Grid Transco Form 20-F dated 15 June 2005 File No. 1-14958)	Incorporated by reference
4(c).12.2	Letter dated 7 March 2006 to John Allan relating to appointment as chairman of Remuneration Committee. (Exhibit 4 (c).8.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference

Description

4(c).13.1	Letter of Appointment — John Grant (Exhibit 4.9 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).13.2	Letter dated 7 March 2006 to John Grant relating to retirement as chairman of Remuneration Committee. (Exhibit 4 (c).9.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
4(c).14	Letter of Appointment — Ken Harvey (Exhibit 4.10 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).15	Letter of Appointment — Paul Joskow (Exhibit 4.11 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).16	Letter of Appointment — Sir John Parker (Exhibit 4.12 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).17	Letter of Appointment — Stephen Pettit (Exhibit 4.13 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).18	Letter of Appointment — Maria Richter (Exhibit 4.14 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).19	Letter of Appointment — George Rose (Exhibit 4.15 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).20	National Grid plc Deferred Share Plan. (Exhibit 4 (c).16 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
4(c).21	National Grid Executive Share Option Plan 2002 (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference
4(c).22	National Grid Group Share Matching Plan 2002 (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference
4(c).23	National Grid Transco Performance Share Plan 2002 (as approved 23 July 2002 by a resolution of the shareholders of National Grid Group plc, adopted 17 October 2002 by a resolution of the Board of National Grid Group plc, amended 26 June 2003 by the Share Schemes Sub-Committee of National Grid Transco plc, and amended 5 May 2004 by the Share Schemes Sub-Committee of National Grid Transco plc) (Exhibit 4.19 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).24	National Grid Executive Share Option Scheme (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968)	Incorporated by reference
4(c).25	Lattice Group Short Term Incentive Scheme (approved by a resolution of the shareholders of BG Group plc effective 23 October 2000; approved by a resolution of the Board of National Grid Transco plc on 30 April 2004; amended by resolutions of the Board of Lattice Group plc effective on 21 October 2002 and 13 May 2004) (Exhibit 4.23 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
8	List of subsidiaries	Filed herewith
12.1	Certification of Steve Holliday	Filed herewith
12.2	Certification of Steve Lucas	Filed herewith
13	Certifications of Steve Holiday and Steve Lucas furnished pursuant to 18 U.S.C. Section 1350	Filed herewith
15.1	National Grid plc Annual Report and Accounts 2007/08, in extracted form	Filed herewith
15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to National Grid plc	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

NATIONAL GRID PLC

By:	/s/ Steve Lucas
Steve Lucas
Finance Director

London, England
17 June 2008