Form 20-F
period 2009-03-31
NATIONAL GRID PLC
filed 2009-06-16
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

Commission file number: 001-14958

NATIONAL GRID PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

1-3 Strand, London WC2N 5EH, England
(Address of principal executive offices)

Helen Mahy
011 44 20 7004 3000
Facsimile No. 011 44 20 7004 3004
Company Secretary and General Counsel
National Grid, plc
1-3 Strand London WC2N 5EH England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered

Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange*
American Depositary Shares, each representing five	The New York Stock Exchange
Ordinary Shares of 11 17/43 pence each
6.625% Guaranteed Notes due 2018	The New York Stock Exchange
6.30% Guaranteed Notes due 2016	The New York Stock Exchange
Preferred Stock ($100 par value-cumulative):
3.90% Series	The New York Stock Exchange
3.60% Series	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2009 was

Ordinary Shares of 11 17/43 pence each	2,581,974,851

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

Cautionary Statement

This Annual Report on Form 20-F contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals and contractual consents; unseasonable weather affecting demand for electricity and gas; competition and industry restructuring; changes in economic conditions; currency fluctuations; changes in interest and tax rates; changes in energy market prices; changes in historical weather patterns; changes in laws, regulations or regulatory policies; developments in legal or public policy doctrines; the impact of changes to accounting standards; technological developments; and the ability to access capital markets and other sources of credit in a timely manner or on acceptable terms, especially considering the recent deterioration of market conditions in the global economy and financial markets. Other factors that could cause actual results to differ materially from those described in this report include: the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration; the availability of new acquisition opportunities and the timing and success of future acquisition opportunities; the timing and success or other impact of the sales of our non-core businesses; the failure for any reason to achieve reductions in costs or to achieve operational efficiencies; the failure to retain key management; the behaviour of United Kingdom (“UK”) electricity market participants on system balancing; the timing of amendments in prices to shippers in the UK gas market; the performance of our pension schemes and the regulatory treatment of pension costs; and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see Items 3 and 5 of this report (and in particular “Risk factors” under Item 3). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we do not undertake any obligation to revise these forward-looking statements to reflect events or circumstances after the date of this report. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

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

Selected financial data

Amounts in accordance with IFRS1:

		2009	2008	2007	2006	2005

Revenue	£m	15,624	11,423	8,695	8,868	7,174
Total operating profit	£m	2,623	2,964	2,513	2,374	2,113
Profit for the year from continuing operations	£m	922	1,575	1,310	1,183	1,106
Profit for the year	£m	947	3,193	1,396	3,850	1,424
Basic earnings per share from continuing operations	Pence	37.4	60.3	48.1	41.6	35.9
Diluted earnings per share from continuing operations	Pence	37.1	59.9	47.8	41.4	35.7
Basic earnings per share	Pence	38.5	122.3	51.3	135.6	46.2
Diluted earnings per share	Pence	38.2	121.6	50.9	135.0	46.0
Number of shares — basic	Millions	2,455	2,609	2,719	2,837	3,082
Number of shares — diluted	Millions	2,472	2,624	2,737	2,851	3,096
Total assets	£m	44,467	37,771	28,389	25,924	27,560
Net assets	£m	3,984	5,374	4,136	3,493	2,121
Total parent company shareholders’ equity	£m	3,970	5,356	4,125	3,482	2,111
Dividends per ordinary share: paid during the year	Pence	33.94	29.5	26.8	25.4	20.4
Dividends per ordinary share: approved or proposed during the year	Pence	35.64	33.0	28.7	26.1	23.7
Dividends per ordinary share: paid during the year	US$	0.523	0.593	0.513	0.455	0.381
Dividends per ordinary share: approved or proposed during the year	US$	0.549	0.663	0.549	0.467	0.443

[1]	Since the implementation of IFRS by the Company, there have been no significant changes in accounting standards, interpretations or policies that have had a material financial impact on the selected financial data other than the adoption of accounting standards IAS 32 and IAS 39 on 1 April 2005, subsequent to which derivative

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

The selected financial data incorporates businesses acquired in the period from the date of their acquisitions, principally KeySpan Corporation acquired in August 2007, our Rhode Island gas distribution operations acquired in August 2006 and UK wireless operations acquired in August 2004. Comparatives for 2008 have been restated for the finalization of the fair value exercise on the acquisition of KeySpan Corporation. See “Note 28 Acquisitions” on pages 158 and 159 of the Company’s Annual Report and Accounts 2008/09 contained in Exhibit 15.1.

The selected financial data for continuing operations excludes businesses discontinued during the periods presented, principally our Ravenswood generation station, disposed of in August 2008, our former UK and US wireless operations and our former electricity interconnector business in Australia, disposed of in April and August 2007 and four gas distribution networks in the UK disposed of in June 2005.

Dividends

The information set forth under the headings “Financial Calendar” and “Dividends” on page 198 of the Company’s Annual Report and Accounts 2008/09 contained in Exhibit 15.1 is incorporated herein by reference.

Exchange Rates

The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at 12 June 2009.

	High		Low

June 2009*	1.6515	*	1.5947	*
May 2009	1.6160		1.4881
April 2009	1.4990		1.4402
March 2009	1.4730		1.3757
February 2009	1.4936		1.3989
January 2009	1.5254		1.3658
December 2008	1.5457		1.4395

Average**

2008/09	1.54
2007/08	2.01
2006/07	1.91
2005/06	1.78
2004/05	1.85

*	For the period to 12 June 2009.

**	The average for each period is calculated by using the average of the exchange rates on the last day of each month during the period.

Risk factors

The information set forth under the heading “Risk factors” on pages 97 to 99 of the Company’s Annual Report and Accounts 2008/09 contained in Exhibit 15.1 is incorporated herein by reference.

Item 4.	Information on the Company

National Grid plc was incorporated on 11 July 2000. The Company is registered in England and Wales, with its registered office at 1-3 Strand, London WC2N 5EH (telephone +44 20 7004 3000). The Company’s agent in the United States is National Grid USA, Attn: General Counsel, 40 Sylvan Road, Waltham, MA 02451.

The information set forth under the headings “Operating and Financial Review” on pages 18 to 89, “Note 37 Subsidiary undertakings, joint ventures and associates” on page 179, and “Definitions and glossary of terms” on pages 194 to 196 of the Company’s Annual Report and Accounts 2008/09 contained in Exhibit 15.1 is incorporated herein by reference.

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

Our gas transmission network comprises approximately 4,700 miles (approx 7,600 kilometers) of high pressure transmission pipelines. Agreements with landowners or occupiers are only required for those pipes that cross private land. These agreements largely comprise perpetual easements in England and Wales and deeds of servitude in Scotland. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement or servitude are covered by national agreements with the National Farmers Union, the Country Land and Business Association of England and Wales and the Scottish Landowners Association.

Our electricity transmission systems consists of overhead transmission lines and underground cable of approximately 4,900 miles (approx. 7,200 kilometers of overhead transmission lines and 690 kilometers of underground cable). Agreements with landowners or occupiers are required for the overhead lines and underground cables, which make up our electricity network in England and Wales. The majority of agreements are in the form of terminable wayleaves. The remainder are in the form of perpetual easements under which rights have been granted in perpetuity in return for a lump sum payment. The sites at which we have electricity substations are split between freehold and leasehold. Of the leasehold sites, the large majority are substations located on the premises of generators and are held on long-term leases for nominal rental payments. Of the remaining sites, most are held as ground rents (market price payable for land only) from the respective landlords, who include electricity distribution companies.

We own the freehold of our control centre in Berkshire. We also have major offices in Leeds and Warwick. The Company sold and leased back our Warwick offices during fiscal year 2007. The Warwick offices, of approximately 235,884 square feet, are now held on a 20-year lease from 2 February 2007 with a one-time tenant only break option (i.e. Company lease termination right) exercisable during the 15th anniversary of the lease. The Company leases the Leeds office from a subsidiary of National Grid.

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

United States

We either own in fee (i.e. freehold) or lease the office buildings that comprise our principal US business premises located in New York and New England. We own in fee the office buildings located in Westborough and Northborough, Massachusetts and in Syracuse, Albany, Buffalo and Hicksville, New York. We lease approximately 335,000 square feet of office space in the MetroTech Building in Brooklyn, New York, pursuant to a lease that expires on 28 February 2025. We recently negotiated to reduce the amount of leased space at MetroTech by approximately 81,000 square feet. We also lease approximately 312,000 square feet of office space in the Reservoir Woods Office Park in Waltham, Massachusetts, pursuant to a twenty year, five month lease that commenced on 15 May 2009. The Reservoir Woods space is in the final stages of construction, with full occupancy expected in mid-2009. In addition to our principal US offices, we lease other offices and building space in various locations in New York and New England and office equipment, vehicles and power operated equipment necessary to meet our current and expected business requirements and operational needs.

In addition to the US property described above, with respect to our US electric distribution, transmission and gas distribution businesses located in northeastern US (more fully described below), we either own property in fee or hold necessary property rights pursuant to municipal consents, easements, or long-term leases and licenses. Other than the New York downstate property acquired as part of the acquisition of KeySpan Corporation, substantially all of our US properties and franchises (including, our US electric distribution, transmission and gas distribution systems owned and operated by our US operations) are subject to the liens of various mortgage indentures and deeds of trust under which mortgage bonds have been issued. At present, environmental issues are not preventing our US businesses from utilising any material operating assets in the course of their business. We continually examine our real property and other property for contribution and relevance to our US businesses and when such properties are no longer productive or suitable, they are disposed of as promptly as possible. In the case of leased office space, we anticipate no significant difficulty in leasing alternative space at reasonable rates in the event of the expiration, cancellation or termination of a lease.

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

US electricity and gas distribution.  Our US electricity and gas distribution systems consist of approximately 72,500 circuit miles (approx. 116,700 kilometers) of electric distribution lines located on rights-of-way in New England and New York, and approximately 36,000 miles (approx. 58,000 kilometers) of gas distribution pipelines located on rights-of-way in New York, Massachusetts, New Hampshire and Rhode Island. Statutory authority, legislative charters and municipal franchise grants generally provide our US operations with the rights required to locate distribution facilities within and across public ways. Right-of-way corridors that cross privately owned land have principally been acquired in fee or pursuant to grants of perpetual easements. Electric distribution substations and gas distribution regulator stations are principally located on properties owned in fee, or pursuant to grants of perpetual easements, or pursuant to legislative charters and municipal franchise grants.

Item 4A.	Unresolved Staff Comments

There are no unresolved staff comments required to be reported under this Item 4A.

Item 5.	Operating and Financial Review and Prospects

The information set forth under the headings “Operating and Financial Review” on pages 18 to 89, “Research and development” on page 100, and “Adoption of new accounting standards” on pages 124 and 125 of the Company’s Annual Report and Accounts 2008/09 contained in Exhibit 15.1 is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

The information set forth under the headings “Board of Directors” on pages 16 and 17, “Directors’ Remuneration Report” on pages 102 to 112, “Note 5 Pensions and other post-retirement benefits” on pages 136 and 137, “Note 31 Actuarial information on pensions and other post-retirement benefits” on pages 162 to 164, “Corporate Governance” on pages 90 to 99, “Employees” on page 101, “Operating Costs 3(b) Number of Employees” on page 133, and “Note 25 Share capital” on pages 153 and 154 of the Company’s Annual Report and Accounts 2008/09 contained in Exhibit 15.1 is incorporated herein by reference.

We negotiate with recognised unions. It is our policy to maintain well-developed communications and consultation programmes and there have been no material disruptions to our operations from labour disputes during the past five years. National Grid believes that it can conduct its relationship with trade unions and employees in a satisfactory manner.

Item 7.	Major Shareholders and Related Party Transactions

Major shareholders

As at 12 June 2009, we had been notified of the following holdings in voting rights of 3% or more in the issued share capital of the Company:

	Number of	% of Outstanding
	Ordinary Shares	Share Capital*

Legal and General Investment Management Ltd.	132,568,916	5.46
Crescent Holding GmbH**	106,724,490	4.39
Fidelity International Limited	82,805,863	3.06

*	This number is calculated in relation to the issued share capital at the time the holding was disclosed.

**	On 3 June the Company received a notification advising of this holding as a result of changes to UK law with effect from 1 June 2009 (in respect of an acquisition of instruments with similar economic effect to qualifying financial instruments). This notification stated the initial disclosure threshold as having been passed on 1 June 2009, in respect of total return equity swaps (expiration date 20 July 2009) over voting ordinary shares.

No further notifications had been received. As at 12 June 2009, 149,016,032 shares are held in treasury. Treasury shares do not receive dividends and do not have voting rights.

All ordinary shares have the same voting rights.

Approximately 14.81% of National Grid’s ordinary shares, including American Depositary Shares (“ADSs”), are held beneficially by persons in the US, and there are 3,550 US holders on the ordinary share register and approximately 18,863 registered holders of ADSs.

The information set forth under the heading “Note 30 Related party transactions” on page 161 of the Company’s Annual Report and Accounts 2008/09 contained in Exhibit 15.1 is incorporated herein by reference.

Item 8.	Financial Information

The information set forth under the headings “Accounting policies” on pages 116 to 123, “Adoption of new accounting standards” on pages 124 and 125, “Consolidated balance sheet” on page 127, “Consolidated income statement” on page 126, “Consolidated statement of recognised income and expense” on page 128, “Consolidated cash flow statement” on page 129, “Notes to the consolidated financial statements — analysis of items in the primary statements” on pages 130 to 157, “Notes to the consolidated financial statements — supplementary information” on pages 158 to 186, “Legal and related matters” on page 23, and “Shareholder returns” on page 30 of the Company’s Annual Report and Accounts 2008/09 contained in Exhibit 15.1 is incorporated herein by reference.

Item 9.	The Offer and Listing

Price history

The following table sets forth the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated.

	Ordinary Share
	(Pence)		ADS ($)
	High	Low	High	Low

2008/09	754.00	515.00	74.89	36.64
2007/08	863.00	686.00	86.58	69.22
2006/07	797.50	552.00	78.81	48.83
2005/06	613.50	489.25	53.45	44.48
2004/05	549.50	421.25	52.06	37.59
2008/09 Q4	717.00	515.00	53.57	36.64
Q3	748.50	531.50	65.42	43.40
Q2	737.00	639.60	69.74	60.58
Q1	754.00	638.50	74.89	63.74
2007/08 Q4	863.00	691.50	85.48	69.22
Q3	790.50	686.00	80.23	69.85
Q2	845.50	761.50	86.58	78.40
Q1	816.50	719.50	80.75	71.46
June 2009*	610.00	533.50	50.25	43.92
May 2009	617.00	548.00	49.52	41.58
April 2009	568.00	511.00	42.16	38.25
March 2009	622.00	515.00	42.91	36.64
February 2009	668.00	609.50	49.87	43.37
January 2009	717.00	615.00	53.57	43.00
December 2008	695.00	590.00	51.96	43.40

*	For the period to 12 June 2009.

Markets

Our equity securities are listed on the Official List of the London Stock Exchange (ordinary shares) and on the New York Stock Exchange (ADSs).

Item 10.	Additional Information

Memorandum and Articles of Association

The following description is a summary of the material terms of our Memorandum and Articles of Association (the “Articles”). The following description is a summary only and is qualified in its entirety by reference to the Articles, which are provided as an exhibit to this report.

At the Annual General Meeting on 28 July 2008, the Company adopted new Articles of Association, primarily to take account of changes in English company law brought about by the Companies Act. The new Articles of Association are filed herewith as Exhibit 1.1.

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

Directors

Under the Articles, a Director must disclose any personal interest in a matter and may not vote in respect of that matter, subject to certain limited exceptions. As permitted under the Companies Act, the Articles provide that the non-conflicted Directors of the Company may authorise a conflict or potential conflict for a particular matter. In doing so, the non-conflicted Directors must act in a way they consider, in good faith, will be most likely to promote the Company’s success.

The compensation awarded to the Executive Directors is determined by the Remuneration Committee, which consists entirely of independent Non-executive Directors. The fees of the Non-executive Directors are determined by the Executive Directors with the guidance of the Chairman and after taking appropriate external advice.

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

Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands every shareholder who is present in person will have one vote and on a poll every shareholder will have one vote for every share which he holds. On a show of hands or poll, shareholders may cast votes either personally or by proxy and a proxy need not be a shareholder. Under the Articles all resolutions at the Annual General Meeting must be decided on a poll, other than those of a procedural nature.

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

General Meetings

Annual General Meetings must be convened upon advance written notice of 21 clear days. Any other General Meeting must be convened upon advance written notice of 14 clear days. The notice must specify the nature of the business to be transacted. The notice must also specify the place, the day and the time of the meeting.

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

Taxation

This section discusses certain US federal income tax and UK tax consequences of the ownership of ADSs and ordinary shares by certain beneficial holders thereof. This discussion applies to you only if you qualify for benefits under the income tax convention between the US and the UK (the “Tax Convention”) and are a resident of the US for the purposes of the Tax Convention and are not resident or ordinarily resident in the UK for UK tax purposes at any material time (a “US Holder”).

You generally will be entitled to benefits under the Tax Convention if you are:

•	the beneficial owner of the ADSs or ordinary shares, as applicable, and of any dividends that you receive;

•	an individual resident or citizen of the US, a US corporation, or a US partnership, estate, or trust (but only to the extent the income of the partnership, estate, or trust is subject to US taxation in the hands of a US resident person); and

•	not also a resident of the UK for UK tax purposes.

If a US Holder holds ADSs or ordinary shares in connection with the conduct of business or the performance of personal services in the UK or otherwise in connection with a branch, agency or permanent establishment in the UK, then you will not be entitled to benefits under the Treaty. Special rules, including a limitation of benefits provision, apply in limited circumstances to ADSs or ordinary shares owned by an investment or holding company. This section does not discuss the treatment of holders described in the preceding two sentences.

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. National Grid has assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. In particular, the discussion deals only with investors that will beneficially hold ADSs or ordinary shares as capital assets and does not address the tax treatment of investors that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, partnerships or other entities classified as partnerships for US federal income tax purposes, persons that control (directly or indirectly) 10 percent or more of our voting stock, persons that elect mark-to-market treatment, persons that hold ADSs or ordinary shares as a position in a straddle, conversion transaction, synthetic security, or other integrated financial transaction, and persons whose functional currency is not the US dollar.

The statements regarding US and UK tax laws and administrative practices set forth below are based on laws, treaties, judicial decisions and regulatory interpretations in effect on the date of this prospectus. These laws and practices are subject to change without notice, possibly with retrospective effect. In addition, the US statements set forth below are based on the representations of The Bank of New York as depositary (the “Depositary”). These statements assume that each obligation provided for in or otherwise contemplated by the deposit agreement entered into by and among National Grid Transco plc (now National Grid plc), the Depositary and the registered holders of ADRs pursuant to which ADSs have been issued dated as of 21 November 1995 and amended and restated as of 1 August 2005 and any related agreement will be performed in accordance with its terms. Beneficial owners of ADSs who are residents or citizens of the US will be treated as the owners of the underlying ordinary shares for the purposes of the US Internal Revenue Code.

A US Holder should consult its own adviser as to the tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares in light of its particular circumstances, including the effect of any state, local or other national laws.

Taxation of Dividends

Under the Tax Convention the UK is allowed to impose a 15% withholding tax on dividends paid to US shareholders controlling less than 10% of the voting capital of National Grid. The UK does not, however, currently impose a withholding tax on such dividends. If it were to impose such a tax, the treaty provides for an exemption from withholding taxes for dividends paid on shares held through a tax exempt pension fund, 401(k) plan or similar “pension scheme” as defined in the Tax Convention. The Tax Convention does not provide for refunds to be paid in respect of tax credits arising on dividends paid by UK resident companies. To obtain benefits under the Tax Convention, a US Holder must otherwise satisfy the requirements of the limitations on benefits article of the Tax Convention.

Cash distributions received by a US Holder with respect to its ADSs or ordinary shares generally will be treated as a dividend subject to US federal income taxation as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by certain non-corporate US Holders with respect to ADSs or ordinary shares before January 1, 2011 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends received with respect to ADSs or ordinary shares will be qualified dividends if National Grid (i) is eligible for the benefits of a comprehensive income tax treaty with the US that the US Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rules and (ii) was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Tax Convention has been approved for purposes of the qualified dividend rules. Based on National Grid’s audited financial statements and relevant market and shareholder data, National Grid believes that it was not treated as a PFIC for US federal income tax purposes with respect to its taxable year ending March 31, 2009. In addition, based on its unaudited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, National Grid does not anticipate becoming a PFIC for its taxable year ending March 31, 2010 or in the foreseeable future. Dividends paid by National Grid to corporate US Holders will not be eligible for the dividends received deduction generally allowed to corporations.

Taxation of Capital Gains

US Holders will not be liable for UK taxation on any capital gain realized on the disposal of ADSs or ordinary shares.

Sales or other taxable dispositions of ADSs or ordinary shares by a US Holder generally will give rise to US source capital gain or loss equal to the difference between the US dollar value of the amount realized on the disposition and the US Holder’s US dollar basis in the shares or ADSs. Any such capital gain or loss generally will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the ordinary shares or ADSs were held for more than one year. The deductibility of capital losses is subject to limitations.

UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

Transfers of ordinary shares — SDRT at the rate of 0.5% of the amount of value of the consideration will generally be payable on any agreement to transfer ordinary shares that is not completed by the execution of a duly stamped instrument of transfer to the transferee. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with the date on which the agreement is made, the SDRT liability will be cancelled, and any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident. Purchases of ordinary shares completed by execution of a stock transfer form will generally give rise to a liability to UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the amount or value of the consideration. Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5%, and not stamp duty. SDRT is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser or transferee.

Transfers of ADSs — No UK stamp duty will be payable on the acquisition or transfer of existing ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of ADRs will not give rise to a liability for SDRT. A charge to stamp duty or SDRT may arise on the issue or transfer of ordinary shares to the Depositary or The Bank of New York as agent of the Depositary (the “Custodian”). The rate of stamp duty or SDRT will generally be 1.5% of either (i) in the case of an issue of ordinary shares, the issue price of the ordinary shares concerned, or (ii) in the case of a transfer of ordinary shares, the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. The Depositary will generally be liable for the stamp duty or SDRT. In accordance with the terms of the Depositary Agreement, the Depositary will charge any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are delivered against such deposits. If the stamp duty is not a multiple of £5, the duty will be rounded up to the nearest multiple of £5.

US Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale, exchange, redemption or disposal of ADSs or ordinary shares may be subject to information reporting to the IRS. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. Holders that are not US persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-US status in connection with payments received within the US or through a US-related financial intermediary.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

Documents on display

National Grid is subject to the filing requirements of the Exchange Act, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this document, may be inspected during normal business hours at our registered office 1-3 Strand, London WC2N 5EH or at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC on 1-800-SEC-0330. Some of our filings are also available on the SEC’s website at www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

The information set forth under the headings “Treasury policy” on page 80, “Commodity contracts” on pages 83 and 84, “Note 32 Supplementary information on derivative financial instruments” on page 165, “Note 33 Financial risk” on pages 166 to 170, and “Note 34 Commodity risk” on pages 171 and 172 of the Company’s Annual Report and Accounts 2008/09 contained in Exhibit 15.1 is incorporated herein by reference.

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

Disclosure controls and procedures

We have carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive and Finance Director, of the effectiveness of the design and operation of our disclosure controls and procedures as of 31 March 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based on that evaluation, the Chief Executive and Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file and submit under the Exchange Act is recorded, processed, summarised and reported as and when required and communicated to our management, including the Chief Executive and Finance Director, as appropriate, to allow timely decisions regarding disclosure.

Managements’ evaluation of the effectiveness of internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as adopted by the European Union and IFRS as published by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our management, with the participation of the Chief Executive and Finance Director, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of 31 March 2009.

PricewaterhouseCoopers LLP, which has audited our consolidated financial statements for the fiscal year ended 31 March 2009, has also audited the effectiveness of our internal control over financial reporting. The attestation report of PricewaterhouseCoopers LLP is included under Item 18 of this Form 20-F.

Change in internal control over financial reporting

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that George Rose, chairman of the Company’s Audit Committee, is an “audit committee financial expert” within the meaning of this Item 16A. A brief listing of Mr. Rose’s relevant experience is included on page 17 of the Company’s Annual Report and Accounts 2008/09 contained in Exhibit 15.1. Mr. Rose is also “independent” within the meaning of the New York Stock Exchange listing rules.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or controller, and any person performing similar functions. This code is available on our website at www.nationalgrid.com, where any amendments or waivers will also be posted. There were no amendments to, or waivers under, our Code of Ethics in the fiscal year ended 31 March 2009.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers LLP, independent registered public accounting firm, served as auditors of the Company for the fiscal year ended 31 March 2009.

	Year Ended	Year Ended
	March 31,	March 31,
	2009	2008*
	(£m)

Audit fees	9.7	8.9
Audit related fees	0.3	0.4
Tax fees	0.9	1.2
All other fees	0.6	0.7
Total	£11.5	£11.2

Subject to the Company’s Articles of Association and the Companies Act, the Audit Committee is solely and directly responsible for the approval of the appointment, re-appointment, compensation and oversight of the

Company’s independent auditors. It is our policy that the Audit Committee must approve in advance all non-audit work to be performed by the independent auditors.

During fiscal 2008/09, all of the above services were pre-approved by the Audit Committee.

[1]	The aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2009 and the review of interim financial statements for the six months ended 30 September 2008 were £9.7 million. Fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2008 and the review of interim financial statements for the six months ended 30 September 2007, were £8.9 million. Comparatives for 2008 have been restated to present items on a basis consistent with the current year classification.

[2]	The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed under “Audit Fees” above were £0.3 million in fiscal 2008/09 and £0.4 million in fiscal 2007/08. Included within the fees in fiscal 2008/09 are services principally related to comfort letters and SAS 70 control reports.

[3]	Aggregate fees billed by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning were £0.9 million in fiscal 2008/09 and £1.2 million in fiscal 2007/08.

[4]	Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2008/09 were £0.6 million. Other services include fees relating to corporate responsibility reporting, treasury related projects and sundry services, all of which have been subject to Audit Committee approval. Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2007/08 were £0.7 million.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on Ordinary Shares purchased by the Company during fiscal 2008/09

			(c). Total Number of	(d). Maximum Number
			Shares Purchased	of Shares (Rounded)
		(b). Average	as Part of Publicly	that May Yet Be
	(a). Total Number of	Price Paid	Announced Plans	Purchased Under the
Periods	Shares Purchased	per Share	or Programs	Plans or Programs

1 June to 30 June 2008 (actual purchases from 2 to 30 June)	13,590,000	£6.86	254,795,799	113 million
1 July to 31 July 2008 (actual purchases from 1 to 31 July)	19,872,000	£6.64	274,667,799	93 million
1 August to 31 August 2008 (actual purchases from 1 to 29 August)	15,634,878	£6.95	290,302,677	234 million
1 September to 31 September 2008 (actual purchases from 1 to 24 September)	17,689,619	£7.12	307,992,296	216 million

Note: At the Company’s 2006 Annual General Meeting (AGM), held in July 2006, shareholder approval was given to purchase up to 10% of the ordinary shares in issue (up to 272 million shares), which approval was repeated at the Company’s 2007 AGM, held in July 2007, to purchase 10% of the then issued share capital (up to 270 million shares), and again at the Company’s 2008 AGM, held in July 2008, to purchase 10% of the then issued capital shares (up to 250 million shares). The Board will seek shareholder approval to renew this authority at the next AGM in July 2009. As part of the interim results for the six months to 30 September 2006, a share buy-back programme was announced to return around $1.9 billion (£1 billion) (based on cash flows from stranded assets under our US rate plans). The ordinary share buyback commenced on 20 November 2006 and continued pursuant to the Board’s general authority as approved by the shareholders. Given the current financial environment the Company believes it is now sensible to suspend the share buy-back programme and as such is no longer planning to return stranded asset cash flows in 2009/10 via share repurchases. On 3 April 2007 the Company announced the sale of its UK Wireless business and the return of £1.8 billion to shareholders via an extension of the existing share buy-back programme, which was completed in September 2008.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The information set forth under the heading “Corporate governance practices: difference from New York Stock Exchange (NYSE) listing standards” on page 96 of the Company’s Annual Report and Accounts 2008/09 contained in Exhibit 15.1 is incorporated herein by reference.

PART III

Item 17.	Financial Statements

The Company has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

The information set forth under the headings “Accounting policies” on pages 116 to 123, “Adoption of new accounting standards” on page 124 and 125, “Consolidated income statement” on page 126, “Consolidated balance sheet” on page 127, “Consolidated cash flow statement” on page 129, “Consolidated statement of recognised income and expense” on page 128, “Notes to the consolidated financial statements-analysis of items in the primary statements” on pages 130 to 157, and “Notes to the consolidated financial statements — supplementary information” on pages 158 to 186 of the Company’s Annual Report and Accounts 2008/09 contained in Exhibit 15.1 is incorporated herein by reference.

The report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm is presented below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of National Grid plc

In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated statements of cash flows and, consolidated statements of recognised income and expense, present fairly, in all material respects, the financial position of National Grid plc and its subsidiaries at 31 March 2009 and 2008 and the results of their operations and cash flows for each of the three years in the period ended 31 March 2009, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2009, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Managements’ evaluation of the effectiveness of internal control over financial reporting under Item 15 in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

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

PricewaterhouseCoopers LLP
London United Kingdom
13 May 2009

Item 19.	Exhibits

Pursuant to the rules and regulations of the SEC, National Grid has filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties by the parties to them. These representations and warranties have been made solely for the benefit of the other party or parties to such agreement and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date or dates as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe National Grid’s actual state of affairs at the date hereof.

In accordance with the instructions to Item 2(b)(i) of the Instructions to Exhibits to the Form 20-F, National Grid agrees to furnish to the SEC, upon request, a copy of any instrument relating to long-term debt that does not exceed 10 percent of the total assets of National Grid and its subsidiaries on a consolidated basis.

Description

1.1	Articles of Association of National Grid plc adopted by Special Resolution passed on 28 July 2008.	Filed herewith
2(a)	Amended and restated Deposit Agreement dated as of 1 August 2005 among National Grid, plc and The Bank of New York. (Exhibit 2 (a) to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated By Reference
2(b).1.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 18 August 2005 relating to €12,000,000,000 (previously €6,000,000,000) issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).1.1 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.2	Supplementary Prospectus dated 26 August 2006. (Exhibit 2 (b).1.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.3	Supplementary Prospectus dated 17 November 2005. (Exhibit 2 (b).1.3 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.4	Supplementary Prospectus dated 6 March 2006. (Exhibit 2 (b).1.4 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.5	Supplementary Prospectus dated 12 May 2006. (Exhibit 2 (b).1.5 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.6	Supplementary Prospectus dated 19 May 2006. (Exhibit 2 (b).1.6 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).2.1	Prospectus issued by National Grid Gas Holdings plc and National Grid Gas plc on 24 February 2006 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).2.1 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).2.2	Supplementary Prospectus dated 6 March 2006. (Exhibit 2 (b).2.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).2.3	Supplementary Prospectus dated 22 May 2006. (Exhibit 2 (b).2.3 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).3.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 11 August 2006 relating to €12,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (c).1.1 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
2(b).3.2	Supplementary Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 1 December 2006 relating to €12,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (c).1.2 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
2(b).4.1	Prospectus issued by National Grid Gas Holdings plc and National Grid Gas plc and National Grid Gas Finance (No 1) plc on 23 February 2007 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (d).1.1 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
2(b).4.2	Supplementary Prospectus issued by National Grid Gas Holdings plc and National Grid Gas plc and National Grid Gas Finance (No 1) plc on 4 February 2008 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).4.2 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
2(b).5.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 2 August 2007 relating to €15,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).5.1 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference

Description

2(b).5.2	Supplementary Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 4 February 2008 relating to €15,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).5.2 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
2(b).6.1	Prospectus issued by National Grid USA on 3 December 2007 relating to €4,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).6.1 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
2(b).6.2	Supplementary Prospectus issued by National Grid USA on 4 February 2008 relating to €4,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).6.2 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
2(b).7.1	Prospectus issued by National Grid Gas plc and National Grid Gas Finance (No 1) plc on 26 February 2008 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).7.1 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
2(b).7.2	Supplementary Prospectus issued by National Grid Gas plc and National Grid Gas Finance (No 1) plc on 20 October 2008 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme.	Filed herewith
2(b).8.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 30 July 2008 relating to €15,000,000,000 issuable under the Euro Medium Term Note Programme.	Filed herewith
2(b).8.2	Supplementary Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 28 November 2008 relating to €15,000,000,000 issuable under the Euro Medium Term Note Programme.	Filed herewith
2(b).9.1	Prospectus issued by National Grid USA on 1 December 2008 relating to €4,000,000,000 issuable under the Euro Medium Term Note Programme.	Filed herewith
2(b).10.1	Prospectus issued by National Grid Gas plc on 24 February 2009 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme.	Filed herewith
4(c).1	Service Agreement among The National Grid Group plc, National Grid Company plc and Edward Astle dated 27 July 2001. (Exhibit 4.3 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).2	Service Agreement among National Grid plc and Mark Fairbairn 23 January 2007. (Exhibit 4 (c).2 to National Grid Transco Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
4(c).3	Service Agreement among The National Grid plc and Steven Holliday dated 1 April 2006. (Exhibit 4.(c).3 to National Grid Transco Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
4(c).4	Service Agreement among National Grid Transco plc, National Grid USA and Michael E. Jesanis dated 8 July 2004. (Exhibit 4.5 to National Grid Transco Form 20-F dated 15 June 2005 File No. 1-14958)	Incorporated by reference

Description

4(c).5	Service Agreement among National Grid Group plc, National Grid Company plc and Steve Lucas dated 13 June 2002. (Exhibit 4.5 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).6	Service Agreement among The National Grid Group plc, National Grid Company plc and Roger J. Urwin dated as of 17 November 1995. (Exhibit 4.7 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).7	Service Agreement among National Grid Transco plc, National Grid Company plc and Nicholas Winser dated 28 April 2003. (Exhibit 4.8 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).8.1	Fixed Term Employment Agreement among National Grid plc, National Grid USA and Robert B. Catell dated 26 October 2007. (Exhibit 4 (b).8 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
4(c).8.2	Letter of Appointment — Robert B. Catell.	Filed herewith
4(c).9	Employment Agreement among National Grid plc, National Grid USA and Thomas King dated 11 July 2007. (Exhibit 4 (c).9 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
4(c).10	Letter of Appointment — Linda Adamany (Exhibit 4 (c).9 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
4(c).11	Letter of Appointment — Philip Aiken (Exhibit 4 (c).11 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
4(c).12.1	Letter of Appointment — John Allan (Exhibit 4.10 to National Grid Transco Form 20-F dated 15 June 2005 File No. 1-14958)	Incorporated by reference
4(c).12.2	Letter dated 7 March 2006 to John Allan relating to appointment as chairman of Remuneration Committee. (Exhibit 4 (c).8.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
4(c).13.1	Letter of Appointment — John Grant (Exhibit 4.9 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).13.2	Letter dated 7 March 2006 to John Grant relating to retirement as chairman of Remuneration Committee. (Exhibit 4 (c).9.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
4(c).14	Letter of Appointment — Ken Harvey (Exhibit 4.10 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).15	Letter of Appointment — Paul Joskow (Exhibit 4.11 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).16	Letter of Appointment — Sir John Parker (Exhibit 4.12 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).17	Letter of Appointment — Stephen Pettit (Exhibit 4.13 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).18	Letter of Appointment — Maria Richter (Exhibit 4.14 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).19	Letter of Appointment — George Rose (Exhibit 4.15 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).20	National Grid plc Deferred Share Plan. (Exhibit 4 (c).16 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
4(c).21	National Grid Executive Share Option Plan 2002 (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

Description

4(c).22	National Grid Group Share Matching Plan 2002 (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference
4(c).23	National Grid Transco Performance Share Plan 2002 (as approved 23 July 2002 by a resolution of the shareholders of National Grid Group plc, adopted 17 October 2002 by a resolution of the Board of National Grid Group plc, amended 26 June 2003 by the Share Schemes Sub-Committee of National Grid Transco plc, and amended 5 May 2004 by the Share Schemes Sub-Committee of National Grid Transco plc) (Exhibit 4.19 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).24	National Grid Executive Share Option Scheme (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968)	Incorporated by reference
4(c).25	Lattice Group Short Term Incentive Scheme (approved by a resolution of the shareholders of BG Group plc effective 23 October 2000; approved by a resolution of the Board of National Grid Transco plc on 30 April 2004; amended by resolutions of the Board of Lattice Group plc effective on 21 October 2002 and 13 May 2004) (Exhibit 4.23 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
8	List of subsidiaries	Filed herewith
12.1	Certification of Steve Holliday	Filed herewith
12.2	Certification of Steve Lucas	Filed herewith
13	Certifications of Steve Holiday and Steve Lucas furnished pursuant to 18 U.S.C. Section 1350	Filed herewith
15.1	National Grid plc Annual Report and Accounts 2008/09, in extracted form	Filed herewith
15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to National Grid plc	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

NATIONAL GRID PLC

By:	/s/ Steve Lucas
Steve Lucas
Finance Director

London, England
16 June 2009