Form 20-F
period 2010-03-31
NATIONAL GRID PLC
filed 2010-05-25
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2010
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

Helen Mahy
011 44 20 7004 3000
Facsimile No. 011 44 20 7004 3004
Company Secretary and General Counsel
National Grid plc
1-3 Strand London WC2N 5EH, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered

Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange*
American Depositary Shares, each representing five	The New York Stock Exchange
Ordinary Shares of 11 17/43 pence each
6.625% Guaranteed Notes due 2018	The New York Stock Exchange
6.30% Guaranteed Notes due 2016	The New York Stock Exchange
Preferred Stock ($100 par value-cumulative):
3.90% Series	The New York Stock Exchange
3.60% Series	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2010 was

Ordinary Shares of 11 17/43 pence each	2,617,190,095

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files):  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

Cautionary Statement

This Annual Report on Form 20-F contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure; performance against regulatory targets and standards, including delivery of costs and efficiency savings; customers and counterparties failing to perform their obligations to us; and unseasonable weather affecting energy demands. Other factors that could cause actual results to differ materially from those described in this document include fluctuations in exchange rates, interest rates, commodity price indices and settlement of hedging arrangements; restrictions in our borrowing and debt arrangements; changes to credit ratings of the Company and its subsidiaries; adverse changes and volatility in the global credit markets; our ability to access capital markets and other sources of credit in a timely manner and other sources of credit on acceptable terms; deflation or inflation; the seasonality of our businesses; the future funding requirements of our pension schemes and other post-retirement benefit schemes, and the regulatory treatment of pension costs; new or revised accounting standards, rules and interpretations, including changes of law and accounting standards that may affect our effective rate of tax; incorrect assumptions or conclusions underpinning business development activity, and any unforeseen significant liabilities or other unanticipated or unintended effects of such activities and the performance of the Company’s subsidiaries. In addition the Company’s reputation may be harmed if consumers of energy suffer a disruption to their supply. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see Items 3 and 5 of this report (and in particular “Risk factors” under Item 3). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we do not undertake any obligation to revise these forward-looking statements to reflect events or circumstances after the date of this report. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

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

Selected financial data

Amounts in accordance with IFRS1:

		2010	2009	2008	2007	2006

Revenue	£m	13,988	15,624	11,423	8,695	8,868
Total operating profit	£m	3,293	2,623	2,964	2,513	2,374
Profit for the year from continuing operations	£m	1,389	922	1,575	1,310	1,183
Profit for the year	£m	1,389	947	3,193	1,396	3,850
Basic earnings per share from continuing operations[2]	Pence	56.1	36.9	59.5	47.4	41.1
Diluted earnings per share from continuing operations	Pence	55.8	36.6	59.1	47.2	40.9
Basic earnings per share	Pence	56.1	37.9	120.7	50.6	134.0
Diluted earnings per share	Pence	55.8	37.6	120.0	50.3	133.3
Number of shares — basic	Millions	2,470	2,490	2,644	2,754	2,872
Number of shares — diluted	Millions	2,483	2,507	2,659	2,772	2,886
Total assets	£m	43,553	44,467	37,771	28,389	25,924
Net assets	£m	4,211	3,984	5,374	4,136	3,493
Total parent company shareholders’ equity	£m	4,199	3,970	5,356	4,125	3,482
Dividends per ordinary share: paid during the year	Pence	36.65	33.94	29.5	26.8	25.4
Dividends per ordinary share: approved or proposed during the year	Pence	38.49	35.64	33.0	28.7	26.1
Dividends per ordinary share: paid during the year	US	$0.579	0.523	0.593	0.513	0.455
Dividends per ordinary share: approved or proposed during the year	US	$0.608	0.549	0.663	0.549	0.467

(1)	Since the implementation of IFRS by the Company, there have been no significant changes in accounting standards, interpretations or policies that have had a material financial impact on the selected financial data.

The selected financial data incorporates businesses acquired in the period from the date of their acquisitions, principally KeySpan Corporation acquired in August 2007 and our Rhode Island gas distribution operations acquired in August 2006. Comparatives for 2008 have been restated for the finalization of the fair value exercise on the acquisition of KeySpan Corporation.

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

(2)	In accordance with IAS 33, per share data for comparative periods has been restated as a result of shares issued via scrip dividends.

Dividends

The information set forth under the headings “Financial Calendar” and “Dividends” on page 190 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

Exchange Rates

The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at 21 May 2010.

	High	Low

May 2010*	1.5116	1.4305
April 2010	1.5499	1.5200
March 2010	1.5295	1.4885
February 2010	1.5969	1.5224
January 2010	1.6372	1.5935
December 2009	1.6658	1.5932
November 2009	1.6796	1.6379

Average**

2009/10	1.58
2008/09	1.54
2007/08	2.01
2006/07	1.91
2005/06	1.78

*	For the period to 21 May 2010.

**	The average for each period is calculated by using the average of the exchange rates on the last day of each month during the period.

Risk factors

The information set forth under the heading “Risk factors” on pages 93 to 95 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

Item 4.	Information on the Company

History and development of the Company

National Grid plc was incorporated on 11 July 2000. The Company is registered in England and Wales, with its registered office at 1-3 Strand, London WC2N 5EH (telephone +44 20 7004 3000). The Company’s agent in the United States is National Grid USA, Attn: General Counsel, 40 Sylvan Road, Waltham, MA 02451.

The information set forth under the headings “Operating and Financial Review” on pages 14 to 83, “Note 7 Discontinued operations” on page 136, and “Key milestones” on page 191 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

Business overview

The information set forth under the headings “Operating and Financial Review” on pages 14 to 83, “Note 1 Segmental analysis” on pages 125 to 127, and “Definitions and glossary of terms” on pages 186 to 188 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

Organizational structure

The information set forth under the headings “Organisation and Structure” on page 15, and “Note 36 Subsidiary undertakings, joint ventures and associates” on page 171 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

Property, plant and equipment

United Kingdom

Our corporate centre operates principally from offices at 1-3 Strand, London. These offices, of approximately 25,000 square feet, are held on a 15-year lease from 24 June 2002. We also have major offices in Warwick. The Company sold and leased back our Warwick offices during fiscal year 2007. The Warwick offices, of approximately 235,884 square feet, are now held on a 20-year lease from 2 February 2007 with a one-time tenant only break option (i.e. Company lease termination right) exercisable during the 15th anniversary of the lease. At present, environmental issues are not preventing the businesses from utilising any material operating assets in the course of their business.

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

Our gas transmission network comprises approximately 4,725 miles (approximately 7,600 kilometers) of high pressure transmission pipelines. Agreements with landowners or occupiers are only required for those pipes that cross private land. These agreements largely comprise perpetual easements in England and Wales and deeds of servitude in Scotland. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement or servitude are covered by national agreements with the National Farmers Union, the Country Land and Business Association of England and Wales and the Scottish Landowners Association.

Our electricity transmission system consists of overhead transmission lines and underground cable of approximately 4,900 route miles (approximately 7,200 kilometers of overhead transmission lines and 713 kilometers of underground cable). Agreements with landowners or occupiers are required for the overhead lines and underground cables, which make up our electricity network in England and Wales. The majority of agreements are in the form of terminable wayleaves. The remainder are in the form of perpetual easements under which rights have been granted in perpetuity in return for a lump sum payment. The sites at which we have electricity substations are split between freehold and leasehold. Of the leasehold sites, the large majority are substations located on the premises of generators and are held on long-term leases for nominal rental payments. Of the remaining sites, most are held as ground rents (market price payable for land only) from the respective landlords. We own the freehold of our electricity control centre in Berkshire.

UK gas distribution.  Our UK gas distribution system consists of approximately 82,000 miles (approximately 132,000 kilometers) of distribution pipelines. Agreements with landowners or occupiers are only required for those pipes that cross private land. These agreements largely comprise perpetual easements. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement are covered by national agreements with the National Farmers Union and the Country Land and Business Association of England and Wales.

We own the freeholds of the substantial majority of the operational sites where there are larger operational plant and gas storage facilities used in our UK gas distribution business. The vast majority of office buildings, depots and stores used by UK gas distribution are leased from another company within National Grid.

United States

We either own in fee (i.e. freehold) or lease the office buildings that comprise our principal US business premises located in New York and New England. We own in fee the office buildings located in Westborough and Northborough, Massachusetts and in Syracuse, Albany, Buffalo and Hicksville, New York. We lease approximately 254,000 square feet of office space in the MetroTech Building in Brooklyn, New York, pursuant to a lease that expires on 28 February 2025. We also lease approximately 312,000 square feet of office space in the Reservoir Woods Office Park in Waltham, Massachusetts, pursuant to a twenty year, five month lease that commenced on 15 May 2009. In addition to our principal US offices, we maintain (principally by lease) other offices and facilities in various locations throughout our US service territory in New York and New England. In addition, we lease office equipment, vehicles and power operated equipment necessary to meet our current and expected business requirements and operational needs.

In addition to the US property described above, with respect to our US electric distribution, transmission and gas distribution businesses located in northeastern US (more fully described below), we either own property in fee or hold necessary property rights pursuant to municipal consents, easements, or long-term leases and licenses. The Company has recently retired a number of its legacy company mortgage indentures; however, mortgage indentures remain with respect to the following legacy companies: Niagara Mohawk Power Corporation (upstate New York); Colonial Gas Company (eastern Massachusetts); and The Narragansett Electric Company (only with respect to assets related to its gas business in Rhode Island). Each of the referenced indentures constitute a direct lien on substantially all current and after-acquired gas and electric properties (as applicable) presently owned by each of the respective companies and used or useful in the operation of that company’s properties as an integrated system. At present, environmental issues are not preventing our US businesses from utilising any material operating assets in the course of their business. We continually examine our real property and other property for contribution and relevance to our US businesses and when it is determined that such properties are no longer productive or necessary for the operation of our business, they are disposed of as promptly as possible. With respect to leased office space, we anticipate no significant difficulty in leasing alternative space at reasonable rates in the event of the expiration, cancellation or termination of a lease.

US electricity transmission.  Our US electricity transmission systems consist of approximately 8,600 miles (approximately 13,800 kilometers) of transmission and sub-transmission lines located within right-of-way corridors that traverse both public and private property. Statutory authority, legislative charters, tariff provisions and municipal franchise grants and agreements generally provide our US companies with the rights required to locate transmission and sub-transmission facilities within and across public ways. Right-of-way corridors that cross privately owned land have generally been acquired in fee or pursuant to grants of perpetual easements. Transmission and sub-transmission substation facilities are principally located on properties that are owned in fee.

US electricity and gas distribution.  Our US electricity and gas distribution systems consist of approximately 72,600 circuit miles (approximately 116,800 kilometers) of electric distribution lines located on rights-of-way in Massachusetts, New York, New Hampshire and Rhode Island and approximately 36,000 miles (approximately

58,000 kilometers) of gas distribution pipelines located on rights-of-way in New York, Massachusetts, New Hampshire and Rhode Island. Statutory authority, legislative charters, tariff provisions and municipal franchise grants and agreements generally provide our US distribution operations with the rights required to locate facilities within and across public ways. Right-of-way corridors that cross privately owned land have principally been acquired in fee or pursuant to grants of perpetual easements. Electric distribution substations and gas distribution regulator stations are principally located on properties owned in fee, or pursuant to grants of perpetual easements, or pursuant to legislative charters and municipal franchise grants.

The information set forth under the heading “Note 12 Property, plant and equipment” on page 140 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

There are no unresolved staff comments required to be reported under this Item 4A.

Item 5.	Operating and Financial Review and Prospects

The information set forth under the headings “Operating and Financial Review” on pages 14 to 83, “Directors’ Report” on page 96, and “Adoption of new accounting standards” on pages 118 and 119 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

The information set forth under the headings “Board of Directors” on pages 12 and 13, “Directors’ Remuneration Report” on pages 98 to 108, “Note 4 Pensions and other post-retirement benefits” on pages 131 and 132, “Note 30 Actuarial information on pensions and other post-retirement benefits” on pages 153 to 155, “Corporate Governance” on pages 84 to 95, “Employees” on page 97, “Note 2 Operating costs: (b) Number of employees” on page 128, and “Note 25 Share capital” on pages 148 and 149 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

We negotiate with recognised unions. It is our policy to maintain well-developed communications and consultation programmes and there have been no material disruptions to our operations from labour disputes during the past five years. National Grid believes that it can conduct its relationship with trade unions and employees in a satisfactory manner.

Item 7.	Major Shareholders and Related Party Transactions

Major shareholders

As at 21 May 2010, we had been notified of the following holdings in voting rights of 3% or more in the issued share capital of the Company:

	Number of	% of Outstanding
	Ordinary Shares	Share Capital*

Black Rock Inc.	123,761,405	4.99
Legal and General Group plc	107,703,278	4.35
Crescent Holding GmbH	106,724,490	4.34
Capital Group Companies, Inc.	102,067,366	3.75
FMR Corp.	82,805,863	3.06

*	This number is calculated in relation to the issued share capital at the time the holding was disclosed.

No further notifications have been received.

As at 21 May 2010, 141,092,553 shares are held in treasury. Treasury shares do not receive dividends and do not have voting rights. All ordinary shares have the same voting rights.

Approximately 16.3% of National Grid’s ordinary shares, including American Depositary Shares (“ADSs”), are held beneficially by persons in the US, and there are approximately 3,580 US holders on the ordinary share register and approximately 18,300 registered holders of ADSs.

The information set forth under the heading “Note 29 Related party transactions” on page 153 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

Item 8.	Financial Information

The information set forth under the headings “Accounting policies” on pages 112 to 117, “Adoption of new accounting standards” on pages 118 and 119, “Consolidated balance sheet” on page 122, “Consolidated income statement” on page 120, “Consolidated statement of comprehensive income” on page 121, “Consolidated statement of changes in equity” on page 123, “Consolidated cash flow statement” on page 124, “Notes to the consolidated financial statements — analysis of items in the primary statements” on pages 125 to 150, “Notes to the consolidated financial statements — supplementary information” on pages 151 to 178, “Legal and related matters” on page 21, and the chart “Total shareholder return” on page 28 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

Item 9.	The Offer and Listing

Price history

The following table sets forth the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated.

	Ordinary Share
	(Pence)		ADS ($)
	High	Low	High	Low

2009/10	685.50	511.00	56.59	38.25
2008/09	754.00	515.00	74.89	36.64
2007/08	863.00	686.00	86.58	69.22
2006/07	797.50	552.00	78.81	48.83
2005/06	613.50	489.25	53.45	44.48
2004/05	549.50	421.25	52.06	37.59
2009/10 Q4	685.50	619.50	55.13	46.85
Q3	683.50	572.50	56.59	46.13
Q2	628.00	529.50	52.00	43.05
Q1	617.00	511.00	50.25	38.25
2008/09 Q4	717.00	515.00	53.57	36.64
Q3	748.50	531.50	65.42	43.40
Q2	737.00	639.60	69.74	60.58
Q1	754.00	638.50	74.89	63.74
May 2010*	638.00	551.50	48.79	40.00
April 2010	666.00	626.00	51.00	47.76
March 2010	665.00	628.50	50.18	46.85
February 2010	653.50	619.50	51.60	48.38
January 2010	685.50	628.00	55.13	49.95
December 2009	683.50	636.50	56.03	52.09

*	For the period to 21 May 2010.

Markets

Our equity securities are listed on the Official List of the London Stock Exchange (ordinary shares) and on the New York Stock Exchange (ADSs).

Item 10.	Additional Information

Articles of Association

The following description is a summary of the material terms of our Articles of Association (the “Articles”). The following description is a summary only and is qualified in its entirety by reference to the Articles.

At the Annual General Meeting on 27 July 2009, the Company adopted new Articles, primarily to take account of changes in English company law brought about by the Companies Act 2006 (the “Companies Act”). At that same meeting, the Company adopted additional amendments to the Articles that took effect 1 October 2009, addressing changes to the Companies Act that came into force on that date. The new Articles are filed herewith as Exhibit 1.1.

General

National Grid is incorporated under the name National Grid plc and is registered in England and Wales with registered number 4031152. The Articles set out the Company’s corporate regulations. The Company’s objects are unlimited.

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

The Directors are empowered to exercise all the powers of National Grid to borrow money, subject to the limitation that the aggregate principal amount outstanding of all borrowings shall not exceed £35 billion.

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

General Meetings

Annual General Meetings must be convened upon advance written notice of 21 clear days. Any other General Meeting must be convened upon advance written notice of at least 14 clear days, subject to annual approval of shareholders. The notice must specify the nature of the business to be transacted. The notice must also specify the place, the day and the time of the meeting.

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

In addition, the Company entered into the following contract in May 2010, which it considered to be material:

Underwriting Agreement

On 20 May 2010, in connection with our rights issue, we entered into an underwriting agreement with several underwriting banks, pursuant to which, the underwriting banks have severally agreed, subject to certain conditions, to use reasonable endeavours to procure acquirers for, or failing which, acquire any ordinary shares not taken up under our rights issue (in each case at the issue price of 335 pence per ordinary share). In the underwriting agreement, we have agreed to pay the underwriting banks a commission and have given certain customary representations and warranties to the underwriting banks and customary indemnities to them and certain indemnified persons connected with each of them. Our liabilities under the underwriting agreement are unlimited as to time and amount. If any of the conditions of the underwriting agreement are not satisfied (or waived) or shall have become incapable of being satisfied by the required time and date therefore, the obligations of the underwriting banks under the underwriting agreement shall cease and determine. Additionally, certain of the underwriting banks (acting in good faith and following consultation with us) may cause the underwriting agreement to terminate in its entirety in certain circumstances, but only prior to admission of our securities for trading on the London Stock Exchange. The securities offered pursuant to the rights issue have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States unless in a transaction that is registered thereunder or exempt from the registration requirements thereof. No public offer has been or will be made in or into the United States.

Apart from the contracts mentioned above, no contract (other than contracts entered into in the ordinary course of business) has been entered into by us within the two years immediately preceding the date of this report which is, or may be, material; or which contains any provision under which any member of National Grid has any obligation or entitlement which is material to us at the date of this report.

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

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. National Grid has assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. In particular, the discussion deals only with investors that will beneficially hold ADSs or ordinary shares as capital assets and does not address the tax treatment of investors that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, partnerships or other entities classified as partnerships for US federal income tax purposes, persons that control (directly or indirectly) 10 percent or more of our voting stock, persons that elect mark-to-market treatment, persons that hold ADSs or ordinary shares as a position in a straddle, conversion transaction, synthetic security, or other integrated financial transaction, persons who are liable for the alternative minimum tax, and persons whose functional currency is not the US dollar.

The statements regarding US and UK tax laws and administrative practices set forth below are based on laws, treaties, judicial decisions and regulatory interpretations in effect on the date of this prospectus. These laws and practices are subject to change without notice, possibly with retrospective effect. In addition, the US statements set forth below are based on the representations of The Bank of New York Mellon as depositary (the “Depositary”). These statements assume that each obligation provided for in or otherwise contemplated by the deposit agreement entered into by and among National Grid Transco plc (now National Grid plc), the Depositary and the registered holders of ADRs pursuant to which ADSs have been issued dated as of 21 November 1995 and amended and restated as of 1 August 2005 and any related agreement will be performed in accordance with its terms. Beneficial owners of ADSs who are residents or citizens of the US will be treated as the owners of the underlying ordinary shares for the purposes of the US Internal Revenue Code.

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

Cash distributions received by a US Holder with respect to its ADSs or ordinary shares generally will be treated as foreign source dividend income subject to US federal income taxation as ordinary income, to the extent paid out of National Grid’s current or accumulated earnings and profits, as determined under US federal income tax principles. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by certain non-corporate US Holders with respect to ADSs or ordinary shares before January 1, 2011 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends received with respect to ADSs or ordinary shares will be qualified dividends if National Grid (i) is eligible for the benefits of a comprehensive income tax treaty with the US that the US Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rules and (ii) was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Tax Convention has been approved for purposes of the qualified dividend rules. Based on National Grid’s audited financial statements and relevant market and shareholder data, National Grid believes that it was not treated as a PFIC for US federal income tax purposes with respect to its taxable year ending March 31, 2010. In addition, based on its unaudited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, National Grid does not anticipate becoming a PFIC for its taxable year ending March 31, 2011 or in the foreseeable future. Dividends paid by National Grid to corporate US Holders will not be eligible for the dividends received deduction generally allowed to corporations.

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

Transfers of ADSs — No UK stamp duty will be payable on the acquisition or transfer of existing ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of ADRs will not give rise to a liability for SDRT. A charge to stamp duty or SDRT may arise on the issue or transfer of ordinary shares to the Depositary or The Bank of New York Mellon as agent of the Depositary (the “Custodian”).

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

Documents on display

National Grid is subject to the filing requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission (“SEC”). These materials, including this document, may be inspected during normal business hours at our registered office 1-3 Strand, London WC2N 5EH or at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC at 1-800-SEC-0330. Some of our filings are also available on the SEC’s website at www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

The information set forth under the headings “Financial position and financial management” on pages 74 to 81, “Commodity contracts” on pages 78 and 79, “Note 31 Supplementary information on derivative financial instruments” on page 156, “Note 32 Financial risk” on pages 157 to 162, and “Note 33 Commodity risk” on pages 162 to 164 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities Depositary Fees and Charges

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons Depositing or Withdrawing Shares Must Pay:	For:

$5.00 per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates; distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.

$.02 or less per ADS (or a portion thereof)	Cash distributions to holders, except for distributions of cash dividends.

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.

Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); converting foreign currency to US dollars.

Taxes and other governmental charges the Depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary.

Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary.

Depositary Payments to the Company

The Bank of New York Mellon, as Depositary, has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the American Depositary Receipt program. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. From 1 April 2009 through 21 May 2010, the Company received no reimbursements from the Depositary.

Any questions from ADR/ADS holders should be directed to The Bank of New York Mellon:

The Bank of New York Mellon
Shareholder Correspondence
PO Box 358516
Pittsburgh, PA 15252-8516
Telephone: 1-800-466-7215 (International +1-212-815-3700)
Email: shrrelations@mellon.com

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

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

A.	Disclosure controls and procedures

We have carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive and Finance Director, of the effectiveness of the design and operation of our disclosure controls and procedures as of 31 March 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based on that evaluation, the Chief Executive and Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file and submit under the Exchange Act is recorded, processed, summarised and reported as and when required and communicated to our management, including the Chief Executive and Finance Director, as appropriate, to allow timely decisions regarding disclosure.

B.	Managements’ evaluation of the effectiveness of internal control over financial reporting

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

Our management, with the participation of the Chief Executive and Finance Director, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of 31 March 2010.

C.	Independent auditor attestation

PricewaterhouseCoopers LLP, which has audited our consolidated financial statements for the fiscal year ended 31 March 2010, has also audited the effectiveness of our internal control over financial reporting. The attestation report of PricewaterhouseCoopers LLP is included under Item 18 of this Form 20-F.

D.	Change in internal control over financial reporting

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that George Rose, chairman of the Company’s Audit Committee, is an “audit committee financial expert” within the meaning of this Item 16A. A brief listing of Mr. Rose’s relevant experience is included on page 13 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1. Mr. Rose is also “independent” within the meaning of the New York Stock Exchange listing rules.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or controller, and any person performing similar functions. This code is available on our website at www.nationalgrid.com, where any amendments or waivers will also be posted. There were no amendments to, or waivers under, our code of ethics in the fiscal year ended 31 March 2010.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers LLP, independent registered public accounting firm, served as auditors of the Company for the fiscal year ended 31 March 2010.

	Year Ended	Year Ended
	March 31,	March 31,
	2010	2009
	(£m)

Audit fees	8.4	9.7
Audit related fees	0.2	0.3
Tax fees	1.4	0.9
All other fees	1.0	0.6
Total	£11.0	£11.5

Subject to the Company’s Articles and the Companies Act, the Audit Committee is solely and directly responsible for the approval of the appointment, re-appointment, compensation and oversight of the Company’s independent auditors. It is our policy that the Audit Committee must approve in advance all non-audit work to be performed by the independent auditors.

During fiscal 2009/10, all of the above services were pre-approved by the Audit Committee.

(1)	The aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2010 and the review of interim financial statements for the six months ended 30 September 2009 were £8.4 million. Fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2009 and the review of interim financial statements for the six months ended 30 September 2008, were £9.7 million.

(2)	The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed under “Audit Fees” above were £0.2 million in fiscal 2009/10 and £0.3 million in fiscal 2008/09. Included within the fees in fiscal 2009/10 are services principally related to comfort letters and SAS 70 control reports.

(3)	Aggregate fees billed by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning were £1.4 million in fiscal 2009/10 and £0.9 million in fiscal 2008/09.

(4)	Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2009/10 were £1.0 million. Other services include fees relating to corporate responsibility reporting, treasury related projects and sundry services, all of which have been subject to Audit Committee approval. Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2008/09 were £0.6 million.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on Ordinary Shares purchased by the Company during fiscal 2009/10:

			(c). Total Number of	(d). Maximum Number
			Shares Purchased	of Shares (Rounded)
		(b). Average	as Part of Publicly	that May Yet Be
	(a). Total Number of	Price Paid	Announced Plans	Purchased Under the
Periods	Shares Purchased	per Share	or Programs	Plans or Programs

No securities were purchased by the Company during fiscal year 2009/10.

Note: At the Company’s 2006 Annual General Meeting (AGM), held in July 2006, shareholder approval was given to purchase up to 10% of the ordinary shares in issue (up to 272 million shares), which approval was repeated at the Company’s 2007 AGM, held in July 2007, to purchase 10% of the then issued share capital (up to 270 million shares), and again at the Company’s 2008 AGM, held in July 2008, to purchase 10% of the then issued capital shares (up to 250 million shares), and again at the Company’s 2009 AGM, held in July 2009, to purchase 10% of the then issued capital shares (up to 243 million shares). The Board will seek shareholder approval to renew this authority at the next AGM in July 2010. As part of the interim results for the six months to 30 September 2006, a share buy-back programme was announced to return around $1.9 billion (£1 billion) (based on cash flows from stranded assets under our US rate plans). The ordinary share buyback commenced on 20 November 2006 and continued pursuant to the Board’s general authority as approved by the shareholders. In 2009, the Company announced its intention to suspend the share buy-back programme and as such is not currently returning stranded asset cash flows via share repurchases. On 3 April 2007 the Company announced the sale of its UK Wireless business and the return of £1.8 billion to shareholders via an extension of the existing share buy-back programme, which was completed in September 2008.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The information set forth under the heading “Corporate governance practices: difference from New York Stock Exchange (NYSE) listing standards” on page 91 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

PART III

Item 17.	Financial Statements

The Company has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

The information set forth under the headings “Accounting policies” on pages 112 to 117, “Adoption of new accounting standards” on pages 118 and 119, “Consolidated balance sheet” on page 122, “Consolidated income statement” on pages 120, “Consolidated statement of comprehensive income” on page 121, “Consolidated statement of changes in equity” on page 123, “Consolidated cash flow statement” on page 124, “Notes to the consolidated financial statements — analysis of items in the primary statements” on pages 125 to 150, “Notes to the consolidated financial statements — supplementary information” on pages 151 to 178 of the Company’s Annual Report and Accounts 2009/10 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

The report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm is presented below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of National Grid plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of cash flows, consolidated statements of comprehensive income and, consolidated statements of changes in equity, present fairly, in all material respects, the financial position of National Grid plc and its subsidiaries at 31 March 2010 and 2009 and the results of their operations and cash flows for each of the three years in the period ended 31 March 2010, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2010, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Managements’ evaluation of the effectiveness of internal control over financial reporting under Item 15 in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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
London, United Kingdom
19 May 2010

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

Description

1.1	Articles of Association of National Grid plc adopted by Special Resolution passed on 27 July 2009, effective 1 October 2009.	Filed herewith
2(a)	Amended and restated Deposit Agreement dated as of 1 August 2005 among National Grid plc and The Bank of New York. (Exhibit 2(a) to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated By Reference
2(b).1.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 18 August 2005 relating to €12,000,000,000 (previously €6,000,000,000) issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).1.1 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.2	Supplementary Prospectus dated 26 August 2006. (Exhibit 2 (b).1.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.3	Supplementary Prospectus dated 17 November 2005. (Exhibit 2 (b).1.3 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.4	Supplementary Prospectus dated 6 March 2006. (Exhibit 2 (b).1.4 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.5	Supplementary Prospectus dated 12 May 2006. (Exhibit 2 (b).1.5 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).1.6	Supplementary Prospectus dated 19 May 2006. (Exhibit 2 (b).1.6 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).2.1	Prospectus issued by National Grid Gas Holdings plc and National Grid Gas plc on 24 February 2006 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).2.1 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).2.2	Supplementary Prospectus dated 6 March 2006. (Exhibit 2 (b).2.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).2.3	Supplementary Prospectus dated 22 May 2006. (Exhibit 2 (b).2.3 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
2(b).3.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 11 August 2006 relating to €12,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (c).1.1 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
2(b).3.2	Supplementary Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 1 December 2006 relating to €12,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (c).1.2 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
2(b).4.1	Prospectus issued by National Grid Gas Holdings plc and National Grid Gas plc and National Grid Gas Finance (No 1) plc on 23 February 2007 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (d).1.1 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
2(b).4.2	Supplementary Prospectus issued by National Grid Gas Holdings plc and National Grid Gas plc and National Grid Gas Finance (No 1) plc on 4 February 2008 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).4.2 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference

Description

2(b).5.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 2 August 2007 relating to €15,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).5.1 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
2(b).5.2	Supplementary Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 4 February 2008 relating to €15,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).5.2 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
2(b).6.1	Prospectus issued by National Grid USA on 3 December 2007 relating to €4,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).6.1 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
2(b).6.2	Supplementary Prospectus issued by National Grid USA on 4 February 2008 relating to €4,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).6.2 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
2(b).7.1	Prospectus issued by National Grid Gas plc and National Grid Gas Finance (No 1) plc on 26 February 2008 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).7.1 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
2(b).7.2	Supplementary Prospectus issued by National Grid Gas plc and National Grid Gas Finance (No 1) plc on 20 October 2008 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).7.2 to National Grid plc Form 20-F dated 16 June 2009 File No. 1-14958)	Incorporated by reference
2(b).8.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 30 July 2008 relating to €15,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).8.1 to National Grid plc Form 20-F dated 16 June 2009 File No. 1-14958)	Incorporated by reference
2(b).8.2	Supplementary Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 28 November 2008 relating to €15,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).8.2 to National Grid plc Form 20-F dated 16 June 2009 File No. 1-14958)	Incorporated by reference
2(b).9.1	Prospectus issued by National Grid USA on 1 December 2008 relating to €4,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).9.1 to National Grid plc Form 20-F dated 16 June 2009 File No. 1-14958)	Incorporated by reference
2(b).10.1	Prospectus issued by National Grid Gas plc on 24 February 2009 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme. (Exhibit 2 (b).10.1 to National Grid plc Form 20-F dated 16 June 2009 File No. 1-14958)	Incorporated by reference
2(b).11.1	Prospectus issued by National Grid plc and National Grid Electricity Transmission plc on 24 July 2009 relating to €15,000,000,000 issuable under the Euro Medium Term Note Programme.	Filed herewith
2(b).12.1	Prospectus issued by National Grid USA on 18 December 2009 relating to €4,000,000,000 issuable under the Euro Medium Term Note Programme.	Filed herewith

Description

2(b).13.1	Prospectus issued by National Grid Gas plc on 24 February 2010 relating to €10,000,000,000 issuable under the Euro Medium Term Note Programme.	Filed herewith
4(a).1	Underwriting Agreement among National Grid plc and the underwriting banks named therein, dated as 20 May 2010.	Filed herewith
4(c).1	Service Agreement among The National Grid Group plc, National Grid Company plc and Edward Astle dated 27 July 2001. (Exhibit 4.3 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).2	Service Agreement among National Grid plc and Mark Fairbairn 23 January 2007. (Exhibit 4(c).2 to National Grid Transco Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
4(c).3	Service Agreement among The National Grid plc and Steven Holliday dated 1 April 2006. (Exhibit 4.(c).3 to National Grid Transco Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
4(c).4	Service Agreement among National Grid Transco plc, National Grid USA and Michael E. Jesanis dated 8 July 2004. (Exhibit 4.5 to National Grid Transco Form 20-F dated 15 June 2005 File No. 1-14958)	Incorporated by reference
4(c).5	Service Agreement among National Grid Group plc, National Grid Company plc and Steve Lucas dated 13 June 2002. (Exhibit 4.5 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).6	Service Agreement among The National Grid Group plc, National Grid Company plc and Roger J. Urwin dated as of 17 November 1995. (Exhibit 4.7 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).7	Service Agreement among National Grid Transco plc, National Grid Company plc and Nicholas Winser dated 28 April 2003. (Exhibit 4.8 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).8.1	Fixed Term Employment Agreement among National Grid plc, National Grid USA and Robert B. Catell dated 26 October 2007. (Exhibit 4(b).8 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
4(c).8.2	Letter of Appointment — Robert B. Catell. (Exhibit 4(b).8.2 to National Grid plc Form 20-F dated 16 June 2009 File No. 1-14958)	Incorporated by reference
4(c).9	Employment Agreement among National Grid plc, National Grid USA and Thomas King dated 11 July 2007. (Exhibit 4(c).9 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
4(c).10	Letter of Appointment — Linda Adamany (Exhibit 4(c).9 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference
4(c).11	Letter of Appointment — Philip Aiken (Exhibit 4(c).11 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference
4(c).12.1	Letter of Appointment — John Allan (Exhibit 4.10 to National Grid Transco Form 20-F dated 15 June 2005 File No. 1-14958)	Incorporated by reference
4(c).12.2	Letter dated 7 March 2006 to John Allan relating to appointment as chairman of Remuneration Committee. (Exhibit 4(c).8.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
4(c).13.1	Letter of Appointment — John Grant (Exhibit 4.9 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

Description

4(c).13.2	Letter dated 7 March 2006 to John Grant relating to retirement as chairman of Remuneration Committee. (Exhibit 4 (c).9.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
4(c).14	Letter of Appointment — Ken Harvey (Exhibit 4.10 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).15	Letter of Appointment — Paul Joskow (Exhibit 4.11 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).16	Letter of Appointment — Sir John Parker (Exhibit 4.12 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).17	Letter of Appointment — Stephen Pettit (Exhibit 4.13 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).18	Letter of Appointment — Maria Richter (Exhibit 4.14 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).19	Letter of Appointment — George Rose (Exhibit 4.15 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).20	National Grid plc Deferred Share Plan. (Exhibit 4 (c).16 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference
4(c).21	National Grid Executive Share Option Plan 2002 (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference
4(c).22	National Grid Group Share Matching Plan 2002 (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference
4(c).23	National Grid Transco Performance Share Plan 2002 (as approved 23 July 2002 by a resolution of the shareholders of National Grid Group plc, adopted 17 October 2002 by a resolution of the Board of National Grid Group plc, amended 26 June 2003 by the Share Schemes Sub-Committee of National Grid Transco plc, and amended 5 May 2004 by the Share Schemes Sub-Committee of National Grid Transco plc) (Exhibit 4.19 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
4(c).24	National Grid Executive Share Option Scheme (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968)	Incorporated by reference
4(c).25	Lattice Group Short Term Incentive Scheme (approved by a resolution of the shareholders of BG Group plc effective 23 October 2000; approved by a resolution of the Board of National Grid Transco plc on 30 April 2004; amended by resolutions of the Board of Lattice Group plc effective on 21 October 2002 and 13 May 2004) (Exhibit 4.23 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference
8	List of subsidiaries	Filed herewith
12.1	Certification of Steve Holliday	Filed herewith
12.2	Certification of Steve Lucas	Filed herewith
13	Certifications of Steve Holliday and Steve Lucas furnished pursuant to 18 U.S.C. Section 1350	Filed herewith
15.1	National Grid plc Annual Report and Accounts 2009/10, in extracted form	Filed herewith
15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to National Grid plc	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

NATIONAL GRID PLC

By:	/s/ Steve Lucas
Steve Lucas
Finance Director

London, England
25 May 2010