Form 20-F
period 2011-03-31
NATIONAL GRID PLC
filed 2011-06-13
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2011
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
Helen Mahy
011 44 20 7004 3000
Facsimile No. 011 44 20 7004 3004
Company Secretary and General Counsel
National Grid plc
1-3 Strand London WC2N 5EH, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
     Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange*
American Depositary Shares, each representing five	The New York Stock Exchange
Ordinary Shares of 11 17/43 pence each
6.625% Guaranteed Notes due 2018	The New York Stock Exchange
6.30% Guaranteed Notes due 2016	The New York Stock Exchange
Preferred Stock ($100 par value-cumulative):
3.90% Series	The New York Stock Exchange
3.60% Series	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.
     Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None.
     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2011 was

Ordinary Shares of 11 17/43 pence each	3,648,339,475
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
Cautionary Statement
     This Annual Report on Form 20-F contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “targets”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure; performance against regulatory targets and standards, including delivery of costs and efficiency savings; customers and counterparties failing to perform their obligations to us; and unseasonable weather affecting energy demands. Other factors that could cause actual results to differ materially from those described in this document include fluctuations in exchange rates, interest rates, commodity price indices and settlement of hedging arrangements; restrictions in our borrowing and debt arrangements; changes to credit ratings of the Company and its subsidiaries; adverse changes and volatility in the global credit markets; our ability to access capital markets and other sources of credit in a timely manner and other sources of credit on acceptable terms; deflation or inflation; the seasonality of our businesses; the future funding requirements of our pension schemes and other post-retirement benefit schemes, and the regulatory treatment of pension costs; the loss of key personnel or the ability to attract, train or retain qualified personnel, new or revised accounting standards, rules and interpretations, including changes of law and accounting standards that may affect our effective rate of tax; incorrect assumptions or conclusions underpinning business development activity and any restructuring or reorganization of the Company and its subsidiaries, and any unforeseen significant liabilities or other unanticipated or unintended effects of such activities restructuring or reorganization and the performance of the Company’s subsidiaries. In addition the Company’s reputation may be harmed if consumers of energy suffer a disruption to their supply. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see Items 3 and 5 of this report (and in particular “Risk factors” under Item 3). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we do not undertake any obligation to revise these forward-looking statements to reflect events or circumstances after the date of this report. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.
     The inclusion of our website address in this annual report does not, and is not intended to, incorporate the contents of our website into this report and such information does not constitute part of this annual report.

ii

iii

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
Selected financial data
Amounts in accordance with IFRS1:

		2011	2010	2009	2008	2007
Revenue[2]	£m	14,343	14,007	15,687	11,498	8,778
Total operating profit	£m	3,745	3,293	2,623	2,964	2,513
Profit for the year from continuing operations	£m	2,163	1,389	922	1,575	1,310
Profit for the year	£m	2,163	1,389	947	3,193	1,396
Basic earnings per share from continuing operations[3]	Pence	63.9	48.4	31.8	51.3	41.0
Diluted earnings per share from continuing operations[3]	Pence	63.6	48.2	31.7	51.1	40.8
Basic earnings per share[3]	Pence	63.9	48.4	32.7	104.2	43.7
Diluted earnings per share[3]	Pence	63.6	48.2	32.5	103.7	43.5
Number of shares — basic[4]	Millions	3,378	2,864	2,886	3,062	3,188
Number of shares — diluted[4]	Millions	3,397	2,877	2,902	3,077	3,206
Total assets	£m	46,375	43,553	44,467	37,771	28,389
Net assets	£m	9,069	4,211	3,984	5,374	4,136
Total parent company shareholders’ equity	£m	9,060	4,199	3,970	5,356	4,125
Dividends per ordinary share: paid during the year	Pence	37.74	36.65	33.94	29.5	26.8
Dividends per ordinary share: approved or proposed during the year	Pence	36.37	38.49	35.64	33.0	28.7
Dividends per ordinary share: paid during the year	US	$0.592	0.579	0.523	0.593	0.513
Dividends per ordinary share: approved or proposed during the year	US	$0.571	0.608	0.549	0.663	0.549

[1]	Since the implementation of IFRS by the Company, there have been no significant changes in accounting standards, interpretations or policies that have had a material financial impact on the selected financial data.

The selected financial data incorporates businesses acquired in the period from the date of their acquisitions, principally KeySpan Corporation acquired in August 2007 and our Rhode Island gas distribution operations acquired in August 2006. Comparatives for 2008 have been restated for the finalization of the fair value exercise on the acquisition of KeySpan Corporation.

[2]	Items previously reported for 2007—2010 separately as “other operating income” have been included within revenue.

[3]	Items previously reported for 2007 - 2010 have been restated to reflect the impact of the bonus element of the rights issue and as a result of the additional shares issued as scrip dividends.

[4]	Comparative Earnings Per Share data have been restated to reflect the impact of the additional shares issued as scrip dividends

Dividends
     The information set forth under the headings “Financial Calendar” on page 188 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.
Exchange Rates
     The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at 9 June 2011.
     As at 9 June 2011 1.6366

	High	Low
June 2011*	1.6452	1.6334
May 2011	1.6543	1.6118
April 2011	1.6648	1.603
March 2011	1.6387	1.5973
February 2011	1.6265	1.5994
January 2011	1.6160	1.5464
December 2010	1.5857	1.5391

Average**
2010/11	1.56
2009/10	1.58
2008/09	1.54
2007/08	2.01
2006/07	1.91

*	For the period to 9 June 2011.

**	The average for each period is calculated by using the average of the exchange rates on the last day of each month during the period.
Risk Factors
     The information set forth under the heading “Risk factors” on pages 91 to 93 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.
Item 4. Information on the Company
History and development of the Company
     National Grid plc was incorporated on 11 July 2000. The Company is registered in England and Wales, with its registered office at 1-3 Strand, London WC2N 5EH (telephone +44 20 7004 3000). The Company’s agent in the United States is National Grid USA, Attn: General Counsel, 40 Sylvan Road, Waltham, MA 02451.
     The information set forth under the headings “Operating and Financial Review” on pages 10 to 79, “Note 6 Discontinued operations” on page 134, “Key milestones” on page 188 and Definitions and glossary of terms” on pages 184 to 186 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.
Business overview
     The information set forth under the headings “Operating and Financial Review” on pages 10 to 79, “Note 1 Segmental analysis” on pages 125 to 126, and “Definitions and glossary of terms” on pages 184 to 186 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.
Organizational structure
     The information set forth under the headings “Management structure — from 4 April 2011” and “Management structure — until 3 April 2011” on pages 22 and 23, and “Note 36 Subsidiary undertakings, joint ventures and associates” on page 169 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

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
     We own and operate the gas National Transmission System (NTS) in the UK which is a gas transmission network comprised of high pressure transmission pipelines connecting to eight gas distribution networks and to third party independent systems for onward transportation of gas to end consumers. Agreements with landowners or occupiers are only required for those pipes that cross private land. These agreements largely comprise perpetual easements in England and Wales and deeds of servitude in Scotland. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement or servitude are covered by national agreements with the National Farmers Union, the Country Land and Business Association of England and Wales and the Scottish Landowners Association.
     We own and operate the national electricity transmission system for England and Wales consisting of overhead transmission lines and underground cable . Agreements with landowners or occupiers are required for the overhead lines and underground cables, which make up our electricity network in England and Wales. The majority of agreements are in the form of terminable wayleaves. The remainder are in the form of perpetual easements under which rights have been granted in perpetuity in return for a lump sum payment. The sites at which we have electricity substations are split between freehold and leasehold. Of the leasehold sites, the large majority are substations located on the premises of generators and are held on long-term leases for nominal rental payments. Of the remaining sites, most are held as ground rents (market price payable for land only) from the respective landlords. We own the freehold of our electricity control centre in Berkshire.
     UK gas distribution. We own and operate four of the eight regional gas distribution networks in the UK. Agreements with landowners or occupiers are only required for those pipes that cross private land. These agreements largely comprise perpetual easements. Any land issues impacting on normal agricultural activity local to pipelines and their associated easement are covered by national agreements with the National Farmers Union and the Country Land and Business Association of England and Wales.
     We own the freeholds of the substantial majority of the operational sites where there are larger operational plant and gas storage facilities used in our UK gas distribution business. The vast majority of office buildings, depots and stores used by UK gas distribution are leased from another company within National Grid.
United States
     We either own in fee (i.e. freehold) or lease the office buildings that comprise our principal US business premises located in New York and New England. We own in fee the office buildings located in Westborough and Northborough, Massachusetts and in Syracuse, Albany, Buffalo and Hicksville, New York. We lease approximately 254,000 square feet of office space in the MetroTech Building in Brooklyn, New York, pursuant to a lease that expires on 28 February 2025. We also lease approximately 312,000 square feet of office space in the Reservoir Woods Office Park in Waltham, Massachusetts, pursuant to a twenty year, five month lease that commenced on 15 May 2009. In addition to our principal US offices, we maintain other offices and facilities in various locations throughout our US service territory in New York and New England. In addition, we lease office equipment, vehicles and power operated equipment necessary to meet our current and expected business requirements and operational needs.
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
     US electricity transmission. We own and operate a US electricity transmission network spanning upstate New York, Massachusetts, Rhode Island, New Hampshire and Vermont consisting of transmission and sub-transmission lines located within right-of-way corridors that traverse both public and private property. Statutory authority, legislative charters, tariff provisions and municipal franchise grants and agreements generally provide our US companies with the rights required to locate transmission and sub-transmission facilities within and across public ways. Right-of-way corridors that cross privately owned land have generally been acquired in fee or pursuant to grants of perpetual easements. Transmission and sub-transmission substation facilities are principally located on properties that are owned in fee.
     US electricity and gas distribution. We own and operate a US electricity and gas distribution systems located on rights-of-way in Massachusetts, New York, New Hampshire and Rhode Island and a gas distribution pipelines located on rights-of-way in New York, Massachusetts, New Hampshire and Rhode Island. Statutory authority, legislative charters, tariff provisions and municipal franchise grants and agreements generally provide our US distribution operations with the rights required to locate facilities within and across public ways. Right-of-way corridors that cross privately owned land have principally been acquired in fee or pursuant to grants of perpetual easements. Electric distribution substations and gas distribution regulator stations are principally located on properties owned in fee, or pursuant to grants of perpetual easements, or pursuant to legislative charters and municipal franchise grants.
     The information set forth under the heading “Note 11 Property, plant and equipment” on page 138, “Where We Operate” on pages 20 and 21 and “Principal Operations” on pages 24 and 25 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.
Item 4A. Unresolved Staff Comments
     There are no unresolved staff comments required to be reported under this Item 4A.
Item 5. Operating and Financial Review and Prospects
     The information set forth under the headings “Operating and Financial Review” on pages 10 to 79, “Directors’ Report statutory disclosures” on page 81, “Adoption of new accounting standards” on page 119 and Definitions and glossary of terms” on pages 184 to 186 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.
Item 6. Directors, Senior Management and Employees
     The information set forth under the headings “Board of Directors” on pages 8 and 9, “Directors’ Remuneration Report” on pages 96 to 108, “Note 23 Pensions and other post-retirement benefits” on pages 146 and 147, “Note 30 Actuarial information on pensions and other post-retirement benefits” on pages 153 to 156, “Corporate Governance” on pages 80 to 95, “Employees” on page 51 , “Note 2 Operating costs: (b) Number of employees” on page 127 and “Note 25 Share capital” on page 149 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.
     We negotiate with recognised unions. It is our policy to maintain well-developed communications and consultation programmes and there have been no material disruptions to our operations from labour disputes during the past five years. National Grid believes that it can conduct its relationship with trade unions and employees in a satisfactory manner.
Item 7. Major Shareholders and Related Party Transactions
Major shareholders
     As at 9 June 2011, we had been notified of the following holdings in voting rights of 3% or more in the issued share capital of the Company:

	Number of Ordinary	% of Outstanding
	Shares	Share Capital*
Black Rock Inc.	182,630,798	5.21
Legal and General Group plc	138,503,443	3.99
Crescent Holding GmbH	149,414,285	4.31
Capital Group Companies, Inc.	176,730,831	5.04

*	This number is calculated in relation to the issued share capital at the time the holding was disclosed.
     No further notifications have been received.
     As at 9 June 2011, 136,990,580 shares are held in treasury. Treasury shares do not receive dividends and do not have voting rights. All ordinary shares have the same voting rights.
     Approximately ..0172% of National Grid’s ordinary shares, are held beneficially by persons in the US, and there are approximately 3,578 US holders on the ordinary share register. There are approximately 17,800 registered holders of ADSs. BNY Mellon, as custodian of the Company’s ADR programme, held approximately 9% of the Company’s ordinary shares of 11 17/43 pence each at 9 June 2011, as nominee. The total number of ADRs outstanding at 9 June 2011 was 65,629,177 which represents approximately 328,145,867 ordinary shares.
     The information set forth under the heading “Note 29 Related party transactions” on page 153 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.
Item 8. Financial Information
     The information set forth under the headings “Accounting policies” on pages 112 to 118, “Adoption of new accounting standards” on page 119, “Consolidated balance sheet” on page 122, “Consolidated income statement” on page 120, “Consolidated statement of comprehensive income” on page 121, “Consolidated statement of changes in equity” on page 123, “Consolidated cash flow statement” on page 124, “Notes to the consolidated financial statements — analysis of items in the primary statements” on pages 125 to 151, “Notes to the consolidated financial statements — supplementary information “ on pages 152 to 176, “Details of material litigation as at 31 March 2011” on page 76 and “Total shareholder return” on page 55 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.
Item 9. The Offer and Listing
Price history
     The following table sets forth the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated.

	Ordinary Share
	(Pence)		ADS ($)
	High	Low	High	Low
2010/11	666.00	474.80	51.00	36.72
2009/10	685.50	511.00	56.59	38.25
2008/09	754.00	515.00	74.89	36.64
2007/08	863.00	686.00	86.58	69.22
2006/07	797.50	552.00	78.81	48.83
2005/06	613.50	489.25	53.45	44.48
2004/05	549.50	421.25	52.06	37.59
2010/11 Q4	598.31	521.50	48.41	42.29
Q3	600.50	536.50	48.88	42.76
Q2	565.00	480.30	44.17	36.72
Q1	666.00	474.80	51.00	36.77
2009/10 Q4	685.50	619.50	55.13	46.85
Q3	683.50	572.50	56.59	46.13
Q2	628.00	529.50	52.00	43.05
Q1	617.00	511.00	50.25	38.25
June 2011*	607.00	586.00	49.95	48.20
May 2011	639.00	607.00	52.18	49.65
April 2011	617.42	583.50	51.43	47.65

	Ordinary Share
	(Pence)		ADS ($)
	High	Low	High	Low
March 2011	598.31	541.50	48.41	43.41
February 2011	575.99	533.00	46.97	44.12
January 2011	583.50	521.50	45.75	42.29
December 2010	590.00	538.50	44.87	43.01

*	For the period to 9 June 2011.
Markets
     Our equity securities are listed on the Official List of the London Stock Exchange (ordinary shares) and on the New York Stock Exchange (ADSs).
Item 10. Additional Information
Articles of Association
     The following description is a summary of the material terms of our Articles of Association (the “Articles”) and applicable English law. The following description is a summary only and is qualified in its entirety by reference to the Articles, which are provided as an exhibit to this report and the Companies Act 2006 (the “Companies Act”).
     At the Annual General Meeting on 27 July 2009, the Company adopted new Articles, primarily to take account of changes in English company law brought about by the Companies Act. At that same meeting, the Company adopted additional amendments to the Articles that took effect 1 October 2009, addressing changes to the Companies Act that came into force on that date. The Articles are incorporated by reference as Exhibit 1.1.
General
     National Grid is incorporated under the name National Grid plc and is registered in England and Wales with registered number 4031152. The Articles set out the Company’s corporate regulations. The Company’s objects are unlimited.
Directors
     Under the Articles, a Director must disclose any personal interest in a matter and may not vote in respect of that matter, subject to certain limited exceptions. As permitted under the Companies Act, the Articles provide that the non-conflicted Directors of the Company may authorise a conflict or potential conflict for a particular matter. In doing so, the non-conflicted Directors must act in a way they consider, in good faith, will be most likely to promote the success of the Company for the benefit of the shareholders as a whole.
     The Directors (other than a Director acting in an executive capacity) are paid a fee for their services, which must not exceed £2,000,000 a year or any higher sum as decided by an ordinary resolution at a general meeting of shareholders. In addition, special pay may be awarded to a Director who acts in an executive capacity, serves on a committee, performs services which the Directors consider to extend beyond the ordinary duties of a Director, devotes special attention to the business of National Grid or goes or lives abroad on the Company’s behalf. Directors may also receive reimbursement for all expenses properly incurred, pensions and other benefits. The compensation awarded to the Executive Directors is determined by the Remuneration Committee, which consists entirely of independent Non-executive Directors. The fees of the Non-executive Directors are determined by the Executive Directors with the guidance of the Chairman and after taking appropriate external advice.
     The Directors are empowered to exercise all the powers of National Grid to borrow money, subject to the limitation that the aggregate principal amount outstanding of all borrowings shall not exceed £35 billion or any other amount as approved by shareholders by an ordinary resolution at a general meeting.
     Directors must stand for reappointment at the first Annual General Meeting following their appointment to the Board. Each Director must retire at least every three years but will be eligible for re-election. In accordance with best practice introduced by the UK Corporate Governance Code, it is proposed that all Directors wishing to continue in office should offer themselves for re-election annually. This new requirement will be presented for consideration at the 2011 Annual General Meeting.
     No person is disqualified from being a Director or is required to vacate that office by reason of attaining a maximum age.
     A Director is not required to hold shares of National Grid in order to qualify as a Director.

Rights, Preferences and Restrictions
(i) Dividend rights
     National Grid may not pay any dividend otherwise than out of profits available for distribution under the Companies Act and the other applicable provisions of English law. In addition, as a public company, National Grid may make a distribution only if and to the extent that, at the time of the distribution, the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (as defined in the Companies Act). Subject to the foregoing, shareholders may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders but not exceeding the amount recommended by the Board of Directors. The Board of Directors may pay interim dividends if the Board of Directors considers that National Grid’s financial position justifies the payment.
     Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up (otherwise than in advance of calls) on the shares.
     All dividends unclaimed for one year after having been declared or provided for by the Board of Directors (whichever is later) may be invested or otherwise made use of by the Board of Directors for the benefit of National Grid until claimed. Any dividend or interest unclaimed for 12 years from the date when it was declared or became due for payment may be forfeited and revert to National Grid.
(ii) Voting rights
     Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands, every shareholder who is present in person will have one vote and on a poll, every shareholder will have one vote for every share which he holds. On a show of hands or poll, shareholders may cast votes either personally or by proxy and a proxy need not be a shareholder. Under the Articles, all substantive resolutions at a General Meeting must be decided on a poll, other than those of a procedural nature, unless a poll is demanded in accordance with the Articles.
(iii) Liquidation rights
     In a winding-up, a liquidator may, with the sanction of a special resolution passed by the shareholders and any other sanction required under English law, (a) divide among the shareholders the whole or any part of National Grid’s assets (whether the assets are of the same kind or not) and may, for this purpose, value any assets and determine how the division should be carried out as between shareholders or different classes of shareholders, or (b) vest the whole or any part of the assets to trustees on trust for the benefit of the shareholders as the liquidator, with the sanction of a special resolution, determines, but in neither case will a shareholder be compelled to accept assets upon which there is a liability.
Variation of Rights
     Subject to applicable provisions of English law, the Articles and the rights attached to any specific class of shares, the rights attached to any class of shares of National Grid may be varied or cancelled with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.
General Meetings
     Annual General Meetings must be convened each year within six months of the Company’s accounting reference date upon advance written notice of 21 clear days. Any other General Meeting must be convened upon advance written notice of at least 14 clear days, subject to annual approval of shareholders. In certain limited circumstances, the Company can convene a General Meeting by shorter notice. The notice must specify, among other things, the nature of the business to be transacted, the place, the date and the time of the meeting.
Rights of Non-Residents
     There are no restrictions under National Grid’s Articles that would limit the rights of persons not resident in the UK, as such, to vote ordinary shares.

Disclosure of Interests
     The Companies Act provides that a public company may send a written notice to a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in the company’s shares. The notice may require that person to state whether he has an interest in the shares, and in case that person holds or had held an interest in those shares, to give additional information relating to that interest and any other interest in the shares of which that person is aware. A shareholder may lose the right to vote his shares or to exercise any other right in relation to shareholders’ meetings if he or any other person appearing to be interested in those shares fails to comply within a prescribed period of time with such a request by National Grid under the Companies Act. In the case of holders of 0.25% or more in nominal amount of any class of the share capital of National Grid, in addition to disenfranchisement, the sanctions that may be applied by National Grid include withholding of the right to receive payment of dividends and other monies payable on shares, and restrictions on transfers of the shares.
     Under the Companies Act, where a person fails to give the company any information required by such notice within the time specified in the notice, National Grid may also apply to an English court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the taking up of rights in respect of those shares and, other than in a liquidation, payments in respect of those shares.
     A person who fails to fulfill the obligations imposed by those provisions of the Companies Act described above is subject to criminal penalties.
     For purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including interests in any shares (a) in which a spouse or civil partner, or child or stepchild under the age of 18 is interested, (b) in which a corporate body is interested and either (i) that corporate body or its directors generally act in accordance with that person’s directions or instructions or (ii) that person is entitled to exercise or controls one-third or more of the voting power at a general meeting of that corporate body or (c) pursuant to an agreement between the person and one or more other party that includes provision for the acquisition by any one or more of them of interests in shares of a particular public company.
     Under the Disclosure and Transparency Rules (the “DTRs”), a person acquiring or disposing of shares that are admitted to trading on a regulated market and carrying voting rights must provide written notification to the Company, including certain details as set out in DTR5, where the percentage of the person’s voting rights which he hold as shareholder or through his direct or indirect holding of financial instruments reaches or exceeds 3% and reaches, exceeds or falls below each 1% threshold thereafter. DTR 3 deals with the disclosure by persons “discharging managerial responsibility” and their connected persons of the occurrence of all transactions conducted on their account in the shares of the Company.
     Part 28 of the Companies Act sets out the statutory functions of the Panel on Takeovers & Mergers (the “Panel”). The Panel is responsible for issuing and administering the Code on Takeovers & Mergers which includes disclosure requirements on all parties to a takeover with regard to dealings in the securities of an offeror or offeree company and also on their respective associates during the course of an offer period.
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
     Cash distributions received by a US Holder with respect to its ADSs or ordinary shares generally will be treated as foreign source dividend income subject to US federal income taxation as ordinary income, to the extent paid out of National Grid’s current or accumulated earnings and profits, as determined under US federal income tax principles. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by certain non-corporate US Holders with respect to ADSs or ordinary shares before January 1, 2013 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends received with respect to ADSs or ordinary shares will be qualified dividends if National Grid (i) is eligible for the benefits of a comprehensive income tax treaty with the US that the US Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rules and (ii) was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Tax Convention has been approved for purposes of the qualified dividend rules. Based on National Grid’s audited financial statements and relevant market and shareholder data, National Grid believes that it was not treated as a PFIC for US federal income tax purposes with respect to its taxable year ending March 31, 2010. In addition, based on its unaudited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, National Grid does not anticipate becoming a PFIC for its taxable year ending March 31, 2011 or in the foreseeable future. Dividends paid by National Grid to corporate US Holders will not be eligible for the dividends received deduction generally allowed to corporations.
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
UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)
     Transfers of ordinary shares — SDRT at the rate of 0.5% of the amount of value of the consideration will generally be payable on any agreement to transfer ordinary shares that is not completed by the execution of a duly stamped instrument of transfer to the transferee. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with the date on which the agreement is made, the SDRT liability will be cancelled, and, if a claim is made within the specified period, any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident. Purchases of ordinary shares completed by execution of a stock transfer form will generally give rise to a liability to UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the amount or value of the consideration. Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5%, and not stamp duty. SDRT is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser or transferee.

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
Item 11. Quantitative and Qualitative Disclosures about Market Risk
     The information set forth under the headings “Financial position and financial management” on pages 70 to 77, “Treasury Policy” on page 71, “Commodity contracts” on pages 74 and 75, “Note 31 Supplementary information on derivative financial instruments” on pages 156 and 157, “Note 32 Financial risk” on pages 157 to 162, and “Note 33 Commodity risk” on pages 162 to 164 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.
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

Persons Depositing or Withdrawing Shares Must Pay:	For:
$5.00 per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; cancellation of

Persons Depositing or Withdrawing Shares Must Pay:	For:
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
Depositary Payments to the Company
     The Bank of New York Mellon, as Depositary, has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the American Depositary Receipt program. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. From 1 April 2010 through 9 June 2011, the Company received $848,038.77 in reimbursements from the Depositary.
     Any questions from ADS holders should be directed to The Bank of New York Mellon:
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
Item 15. Controls and Procedures
A. Disclosure controls and procedures
     We have carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive and Finance Director, of the effectiveness of the design and operation of our disclosure controls and procedures as of 31 March 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures provide only reasonable assurance of achieving their control objectives. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based on that evaluation, the Chief Executive and Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file and submit under the Exchange Act is recorded, processed, summarised and reported as and when required and that such information is accumulated and communicated to our management, including the Chief Executive and Finance Director, as appropriate, to allow timely decisions regarding disclosure.
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
     Our management, with the participation of the Chief Executive and Finance Director, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of 31 March 2011.
C. Independent auditor attestation
     PricewaterhouseCoopers LLP, which has audited our consolidated financial statements for the fiscal year ended 31 March 2011, has also audited the effectiveness of our internal control over financial reporting. The attestation report of PricewaterhouseCoopers LLP is included under Item 18 of this Form 20-F.
D. Change in internal control over financial reporting
     During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     The Board of Directors has determined that George Rose, chairman of the Company’s Audit Committee, is an “audit committee financial expert” within the meaning of this Item 16A. A brief listing of Mr. Rose’s relevant experience is included on page 9 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1. Mr. Rose is also “independent” within the meaning of the New York Stock Exchange listing rules.
Item 16B. Code of Ethics
     We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or controller, and any person performing similar functions. This code is available on our website at www.nationalgrid.com, where any amendments or waivers will also be posted. There were no amendments to, or waivers under, our code of ethics in the fiscal year ended 31 March 2011.
Item 16C. Principal Accountant Fees and Services
     PricewaterhouseCoopers LLP, independent registered public accounting firm, served as auditors of the Company for the fiscal year ended 31 March 2011.

	Year Ended	Year Ended
	March 31,	March 31,
	2011	2010
	£m
Audit fees	7.9	8.4
Audit related fees	0.0	0.2
Tax fees	0.9	1.4
All other fees	1.8	1.0
Total	£10.6	£11.0
     Subject to the Company’s Articles and the Companies Act, the Audit Committee is solely and directly responsible for the approval of the appointment, re-appointment, compensation and oversight of the Company’s independent auditors. It is our policy that the Audit Committee must approve in advance all non-audit work to be performed by the independent auditors.
     During fiscal 2010/11, all of the above services were pre-approved by the Audit Committee.

(1)	The aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2011 and the review of interim financial statements for the six months ended 30 September 2010 were £7.9million. Fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s financial statements and regulatory reporting for the fiscal year ended 31 March 2010 and the review of interim financial statements for the six months ended 30 September 2009, were £8.4million.

(2)	The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed under “Audit Fees” above were £0.0 million in fiscal 2010/11 and £0.2million in fiscal 2009/10.

(3)	Aggregate fees billed by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning were £0.9 million in fiscal 2010/11 and £1.4million in fiscal 2009/10.

(4)	Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2010/11 were £1.7million. Other services include fees relating to the rights issue, assurance on various systems projects and sundry services, all of which have been subject to Audit Committee approval. Aggregate fees billed by PricewaterhouseCoopers LLP for all other services in fiscal 2009/10 were £1.0million.

Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     The following table provides information on Ordinary Shares purchased by the Company during fiscal
2010/11:

			(c). Total Number of	(d). Maximum Number
			Shares Purchased	of Shares (Rounded)
		(b). Average	as Part of Publicly	that May Yet Be
	(a). Total Number of	Price Paid	Announced Plans	Purchased Under the
Periods	Shares Purchased	per Share	or Programs	Plans or Programs

          No securities were purchased by the Company during fiscal year 2010/11.
     Note: At the Company’s 2006 Annual General Meeting (AGM), held in July 2006, shareholder approval was given to purchase up to 10% of the ordinary shares in issue (up to 272 million shares), which approval was repeated at the Company’s 2007 AGM, held in July 2007, to purchase 10% of the then issued share capital (up to 270 million shares), and again at the Company’s 2008 AGM, held in July 2008, to purchase 10% of the then issued capital shares (up to 250 million shares), and again at the Company’s 2009 AGM, held in July 2009, to purchase 10% of the then issued capital shares (up to 243 million shares) and again at the Company’s 2010 AGM held in July 2010 to purchase 10% of the then issued capital shares per annum. The Board will seek shareholder approval to renew this authority at the next AGM in July 2011. As part of the interim results for the six months to 30 September 2006, a share buy-back programme was announced to return around $1.9 billion (£1 billion) (based on cash flows from stranded assets under our US rate plans). The ordinary share buyback commenced on 20 November 2006 and continued pursuant to the Board’s general authority as approved by the shareholders. In 2009, the Company announced its intention to suspend the share buy-back programme and as such is not currently returning stranded asset cash flows via share repurchases. On 3 April 2007 the Company announced the sale of its UK Wireless business and the return of £1.8 billion to shareholders via an extension of the existing share buy-back programme, which was completed in September 2008.
Item 16F. Change in Registrant’s Certifying Accountant
     Not applicable.
Item 16G. Corporate Governance
     The information set forth under the heading “Corporate governance practices: difference from New York Stock Exchange (NYSE) listing standards” on page 95 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.

PART III
Item 17. Financial Statements
     The Company has responded to Item 18 in lieu of this Item.
Item 18. Financial Statements
     The information set forth under the headings “Accounting policies” on pages 112 to 118, “Adoption of new accounting standards” on page 119, “Consolidated balance sheet” on page 122, “Consolidated income statement” on pages 120, “Consolidated statement of comprehensive income” on page 121, “Consolidated statement of changes in equity” on page 123, “Consolidated cash flow statement” on page 124, “Notes to the consolidated financial statements — analysis of items in the primary statements” on pages 125 to 151, “Notes to the consolidated financial statements — supplementary information” on pages 152 to 176 of the Company’s Annual Report and Accounts 2010/11 (in extracted form) contained in Exhibit 15.1 is incorporated herein by reference.
     The report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm is presented below.
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of National Grid plc
In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of cash flow, consolidated statements of comprehensive income and, consolidated statements of changes in equity, present fairly, in all material respects, the financial position of National Grid plc and its subsidiaries at 31 March 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2011, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s evaluation of the effectiveness of internal control over financial reporting under Item 15 in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
PricewaterhouseCoopers LLP
London
United Kingdom
18 May 2011

Item 19. Exhibits
     Pursuant to the rules and regulations of the SEC, National Grid has filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties by the parties to them. These representations and warranties have been made solely for the benefit of the other party or parties to such agreement and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date or dates as may be specified in such agreements.
     In accordance with the instructions to Item 2(b)(i) of the Instructions to Exhibits to the Form 20-F, National Grid agrees to furnish to the SEC, upon request, a copy of any instrument relating to long-term debt that does not exceed 10 percent of the total assets of National Grid and its subsidiaries on a consolidated basis.

Description
1.1	Articles of Association of National Grid plc adopted by Special Resolution passed on 27 July 2009, effective 1 October 2009	Incorporated by reference

2(a)	Amended and restated Deposit Agreement dated as of 1 August 2005 among National Grid plc and The Bank of New York. (Exhibit 2 (a) to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated By Reference

2(b).1	Amended and Restated Trust Deed dated 26 July 2010 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme.	Filed herewith

2(b).2	Amended and Restated Trust Deed dated 18 February 2011 among National Grid Gas plc, National Grid Gas Finance (NO 1) plc and the Law Debenture Trust Corporation p.l.c relating to a €10,000,000,000 Euro Medium Term Note Programme.	Filed herewith

4(a).1	Underwriting Agreement among National Grid plc and the underwriting banks named therein, dated as 20 May 2010. (Exhibit 4.A.1 to National Grid plc Form 20-F dated 25 May 2010 File No. 1-14958)	Incorporated by reference

4(c).1	Service Agreement among National Grid plc and Mark Fairbairn 23 January 2007. (Exhibit 4 (c).2 to National Grid Transco Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference

4(c).2	Service Agreement among The National Grid plc and Steven Holliday dated 1 April 2006. (Exhibit 4.(c).3 to National Grid Transco Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference

4(c).3	Service Agreement among National Grid Group plc, National Grid Company plc and Steve Lucas dated 13 June 2002. (Exhibit 4.5 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).4	Service Agreement among National Grid Transco plc, National Grid Company plc and Nicholas Winser dated 28 April 2003. (Exhibit 4.8 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).5	Employment Agreement among National Grid plc, National Grid USA and Thomas King dated 11 July 2007. (Exhibit 4 (c).9 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference

4(c).6	Letter of Appointment — Linda Adamany (Exhibit 4 (c).9 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference

4(c).7	Letter of Appointment — Philip Aiken (Exhibit 4 (c).11 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference

4(c).8.1	Letter of Appointment — John Allan (Exhibit 4.10 to National Grid Transco Form 20-F dated 15 June 2005 File No. 1-14958)	Incorporated by reference

4(c).8.2	Letter dated 7 March 2006 to John Allan relating to appointment as chairman of Remuneration Committee. (Exhibit 4 (c).8.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference

4(c).9	Letter of Appointment — Ken Harvey (Exhibit 4.10 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment — Sir John Parker (Exhibit 4.12 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).11	Letter of Appointment — Stephen Pettit (Exhibit 4.13 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

Description
4(c).12	Letter of Appointment — Maria Richter (Exhibit 4.14 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).13	Letter of Appointment — George Rose (Exhibit 4.15 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).14	National Grid plc Deferred Share Plan. (Exhibit 4 (c).16 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference

4(c).15	National Grid Executive Share Option Plan 2002 (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).16	National Grid Group Share Matching Plan 2002 (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).17	National Grid Transco Performance Share Plan 2002 (as approved 23 July 2002 by a resolution of the shareholders of National Grid Group plc, adopted 17 October 2002 by a resolution of the Board of National Grid Group plc, amended 26 June 2003 by the Share Schemes Sub-Committee of National Grid Transco plc, and amended 5 May 2004 by the Share Schemes Sub-Committee of National Grid Transco plc) (Exhibit 4.19 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).18	National Grid Executive Share Option Scheme (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968)	Incorporated by reference

4(c).19	Lattice Group Short Term Incentive Scheme (approved by a resolution of the shareholders of BG Group plc effective 23 October 2000; approved by a resolution of the Board of National Grid Transco plc on 30 April 2004; amended by resolutions of the Board of Lattice Group plc effective on 21 October 2002 and 13 May 2004) (Exhibit 4.23 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).20	Service Agreement among The National Grid plc and Andrew Bonfield dated 1 November 2010.	Filed herewith

8	List of subsidiaries	Filed herewith

12.1	Certification of Steve Holliday pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

12.2	Certification of Andrew Bonfield pursuant to Rule 13a-14(a) of the Exchange Act	Filed herewith

13	Certifications of Steve Holliday and Andrew Bonfield furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act).	Filed herewith

15.1	National Grid plc Annual Report and Accounts 2010/11, in extracted form	Filed herewith

15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to National Grid plc	Filed herewith

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

NATIONAL GRID PLC
By:	/s/ Andrew Bonfield
Andrew Bonfield
Finance Director

London, England
13 June 2011