Form 20-F
period 2012-03-31
NATIONAL GRID PLC
filed 2012-06-12
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2012

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

Helen Mahy

011 44 20 7004 3000

Facsimile No. 011 44 20 7004 3004

Company Secretary and General Counsel

National Grid plc

1-3 Strand London WC2N 5EH, England

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange*
American Depositary Shares, each representing five	The New York Stock Exchange
Ordinary Shares of 11 17/43 pence each
6.625% Guaranteed Notes due 2018	The New York Stock Exchange
6.30% Guaranteed Notes due 2016	The New York Stock Exchange
Preferred Stock ($100 par value-cumulative):
3.90% Series	The New York Stock Exchange
3.60% Series	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2012 was

Ordinary Shares of 11 17/43 pence each	3,700,949,542

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☑ No ☐o

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐    International  Financial Reporting Standards as issued by the International Accounting Standards Board ☑    Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☑

This constitutes the annual report on Form 20-F of National Grid Plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) for the year ended 31 March 2012 and is dated 12 June 2012. Details of events occurring subsequent to the approval of the annual report on 16 May 2012 are summarised in the section titled “Further Information”. The content of the Group’s website (www.nationalgrid.com/uk) should not be considered to form part of this annual report on Form 20-F.

Form 20-F Cross Reference Table

Item	Form 20-F caption	Location in the document	Page
1	Identity of directors, senior management and advisors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key Information
	3A Selected financial data	“Summary consolidated financial information”	194-195

		“Financial performance”	56-63
		“Additional disclosures—Exchange rates”	189

		“Exchange Rates”	“Further Information”

	3B Capitalization and indebtedness	Not applicable
			–
	3C Reasons for the offer and use of proceeds	Not applicable
			–
	3D Risk Factors	“Risk Factors”	41-43
4	Information on the company
	4A History and development of the company	“Delivering our strategy—How do we deliver?—Financial outperformance—Capital investment programme”	36
		“Delivering our strategy—What we delivered this year—Disciplined investment”	54-55
		Financial position and resources—Summarised balance sheet”	72-73
		“Additional information—Key milestones”	185
		“Useful Information”	196
	4B Business overview	“Operating across two geographies”	15
		“Our business model—What we do”	16-23
		“Our operating environment—Regulatory environment”	24-29
		“Risk factors—Infrastructure security and IT systems—We may suffer a major network failure or interruption, or may not be able to carry out critical non network operations”	41
	4C Organizational structure	“Note 36 to the consolidated financial statements—Principal subsidiary undertakings”	169
	4D Property, plants and equipment	“Operating across two geographies”	15
		“Delivering our strategy—How do we deliver?—Environmental responsibility”	34-35
		“Financial position and resources—Summarised balance sheet—Property, plant and equipment”	72
		“Additional disclosures—Property, Plant and equipment”	185
		“Note 19 to the consolidated financial statements—Borrowings”	142
4A	Unresolved staff comments	“Additional disclosures—Unresolved staff comments”	185
5	Operational and financial review and prospects
	5A Operating results	“Financial performance”	56-63
		“Principal operations”	64-71
		“Financial position and resources—Net debt”	74-76
		“Note 32 to the consolidated financial	156

i

Item	Form 20-F caption	Location in the document	Page
		statements—Financial risk—(a) Market risk—(i) Foreign exchange risk”
		“Our operating environment—Economic environment”	24
	5B Liquidity and capital resources	“Financial position and resources”	72-77
		“Chief Executive’s review—Delivering on strategy”	6
		“Delivering our strategy—How we deliver?—Financial Outperformance—Capital investment programme”	36
		“Financial position and resources—Commitments and contingencies”	76-77
		“Additional disclosures—Material interests in shares”	184
		“Material interests in Shares”	“Further Information”
		“Our shareholder proposition”	Cover
	5C Research and development, patents and licenses, etc.	“Additional information—Research and development”	185
	5D Trend information	“Financial performance”	56-63
		“Principal operations”	64-71
	5E Off-balance sheet arrangements	“Financial position and resources—Off-balance sheet items”	76
	5F Tabular disclosure of contractual obligations	“Note 28 to the consolidated financial statements—Commitments and contingencies”	151
	5G Safe Harbor	“Important notice”	2

		“Cautionary Statement”	Back cover
6	Directors, senior management and employees
	6A Directors and senior management	“Board of Directors”	8-9
	6B Compensation	“Remuneration Report”	90-106

		“Note 2 to the consolidated financial statements—Operating costs—(c) Key management compensation”	127

		“Note 23 to the consolidated financial statements—Pensions and other post-retirement benefits”	145-146

		“Note 30 to the consolidated financial statements—Actuarial information on pensions and other post-retirement benefits”	152-155

		“Share ownership”	“Further Information”
	6C Board practices	“Corporate Governance—The Board”	84-89

		“Board of Directors”	8-9

		“Remuneration Report—Executive Directors’ service contracts, termination and mitigation” and “—Non-executive Directors’ letters of appointment”	99-100
	6D Employees	“Note 2 to the consolidated financial statements—(b) Number of employees”	127
		“Additional disclosures—Employees”	185

Item	Form 20-F caption	Location in the document	Page
	6E Share ownership	“Remuneration Report—All-employee share plans” and “—Shareholding for Executive Directors”	97
		“Remuneration Report—Remuneration during the year ended 31 March 2012—Directors’ interests in share options”, “—Directors’ interests in the LTPP, PSP and DSP”, and “—Directors’ beneficial interests”	103-106
7	Major shareholders and related party transactions
	7A Major shareholders	“Additional disclosures—Material interests in shares”	184
	7B Related party transactions	“Note 29 to the consolidated financial statements—Related party transactions”	152
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
8A Consolidated statements and other financial information
		“Accounting policies”	112-118
		“Adoption of new accounting standards”	119
		“Consolidated primary statements”	120-124
		“Notes to the consolidated financial statements”	125-150
		“Notes to the consolidated financial statements—supplementary information”	151-176
	8B Significant changes	“Subsequent Events”	“Further Information”
9	The offer and listing
	9A Offer and listing details	“Additional disclosures—The offer and listing—Price history”	186
		“Price history”	“Further Information”

		“Useful information—Share price”	196
		“Exchange Rates”	“Further Information”
	9B Place of distribution	Not applicable
	9C Markets	“Useful information—Share price”	196
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	“Additional disclosures—Additional information—Articles of association”	186-187
	10C Material contracts	“Additional disclosures—Material contracts”	187
	10D Exchange controls	“Additional disclosures—Exchange controls”	187
	10E Taxation	“Additional disclosures—Taxation”	187-189
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	“Additional disclosures—Additional information—Documents on display”	189
	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk
	11A Quantitative information about market risk	“Note 31 to the consolidated financial statements—Supplementary information on derivative financial instruments”	155-156
		Note 32 to the consolidated financial statements—	157-162

Item	Form 20-F caption	Location in the document	Page
Financial risk”
		“Note 33 to the consolidated financial statements—Commodity risk”	162-164
		“Financial position and resources”	72-77
	11B Qualitative information about market risk	“Note 31 to the consolidated financial statements—Supplementary information on derivative financial instruments”	155-156
		“Note 32 to the consolidated financial statements—Financial risk”	157-162
		“Note 33 to the consolidated financial statements—Commodity risk”	162-164
		“Financial position and resources”	72-77
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American depositary shares	“Additional disclosures—Description of securities other than equity securities depositary fees and charges”	189
		“Definitions and glossary of terms”	190
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	“Internal control over financial reporting”	47
16	16A Audit committee financial expert	“Corporate Governance—Audit Committee—Experience”	88
	16B Code of ethics	“Additional disclosures—Code of Ethics”	184
	16C Principal accountant fees and services	“Corporate Governance—Audit Committee—External Audit”	89
		“Note 2 to the consolidated financial statements—(e) Auditors’ remuneration”	128
	16D Exemptions from the listing standards for audit committees	Not applicable	–
	16E Purchases of equity securities by the issuer and affiliated purchasers	Not applicable	–
	16F Change in registrant’s certifying accountant	Not applicable	–
	16G Corporate governance	“Additional disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	184
	16H Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	“Accounting policies”	112-118
		“Adoption of new accounting standards”	119
		Consolidated primary statements”	120-124
		“Notes to the consolidated financial statements”	125-150
		“Notes to the consolidated financial statements—supplementary information”	151-176
		“Report of Independent Registered Public Accounting Firm”	111
19	Exhibits	Filed with the SEC	–

2011/12

nationalgrid

Annual Report and Accounts

National Grid plc

Business Review

Our shareholder proposition

An energy networks business focused on generating shareholder value through both dividends and asset/equity growth by investing in essential assets under predominantly regulated market conditions to service long-term, sustainable, consumer led demands.

Investing in essential assets We plan to invest over £40bn in our regulated networks over the period to 2021, primarily in core UK transmission infrastructure.

Regulated and sustainable business
Balance of activities		Regulated income growth

•	UK and US	•	Inflation linked UK revenues
•	Electricity and gas	•	Asset growth leading to increased
•	Transmission and distribution		revenues
•	Local expertise and global functions	•	Updated rate cases
Macro economic protection		Commodity and volume protection

•	Bad debt trackers and credit	•	Revenue decoupling
	protection	•	Energy commodity cost pass
•	Inflation linked UK assets		through
•	Price control ‘reopeners’
Sustainable consumer led demands

•	Low carbon economy and long-term growth in demand
•	Replacing ageing assets
•	Security of supply and system resilience
Core competencies
Operations and asset management

•	Maximise the use of our existing asset base
•	Maintain reliability and security
•	Plan and deliver the future systems
•	Balance the ever more complex supply and demand mix
•	Deliver incentive income
•	Drive cost savings and efficiency
•	Focus on customer satisfaction and stakeholder engagement
Regulatory engagement		Financial planning and execution

•	Secure the right rate plans	•	Maintain an efficient
	for customers and investors		balance sheet
•	Agree appropriate incentive	•	Fund our growth
	schemes	•	Minimise funding costs

More features online www.nationalgrid.com/ annualreports/2012

www.nationalgrid.com

Delivering value

£3,495m -3%

Adjusted operating profit† 2010/11: £3,600m

+8% excluding the impact of timing and major storms

51.3p +1%

Adjusted earnings per share† 2010/11: 50.9p (i)

$14.5bn +1%

US rate base 2010/11: $14.3bn

39.28p +8%

Ordinary dividends 2010/11: 36.37p

£3,539m -6%

Operating profit 2010/11: £3,745m

+5% excluding the impact of timing and major storms

57.1p -9%

Earnings per share 2010/11: 62.9p (i)

£22.2bn +7%

UK regulatory asset value 2010/11: £20.8bn

10.9%

Group return on equity‡ 2010/11: 10.8%

†	Excludes the impact of exceptional items, remeasurements and stranded cost recoveries. See page 57 for more information about these adjusted profit measures
‡	Prior year restated for consistency. See page 57 for more information

(i)	Comparative earnings per share data has been restated for the impact of the scrip dividend issues.

Our financial results are reported in sterling. The average exchange rate, as detailed on page 57, was $1.60 to £1 in 2011/12 compared with the average rate of $1.57 to £1 in 2010/11. Except as otherwise noted, the figures in this Report are stated in sterling or US dollars. All references to dollars or $ are to the US currency.

Business analysis 2011/12

Geographical analysis 2011/12

Annual Report and Accounts 2011/12 National Grid plc      01

Business Review

Contents

National Grid is an international electricity and gas company based in the UK and northeastern US. We play a vital role in connecting millions of people safely, reliably and efficiently to the energy they use.

Directors’ Report

The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing, and Disclosure and Transparency rules, comprising pages 8 to 107 and 184 to 189 was approved by the Board and signed on its behalf by:

Helen Mahy

Company Secretary & General Counsel

16 May 2012

The location within the main body of the Annual Report of the specific requirements of the Directors’ Report can be found in the checklist on page 81.

We use a number of technical terms and abbreviations within this document. In the interest of saving paper, we do not define terms or provide explanations every time that they are used; please refer to the glossary on pages 190 to 193 for this information.

Segmental reporting

The performance of our principal businesses is reported by segment, reflecting the management responsibilities and economic characteristics of each activity.

Throughout this report, the following colours are used to indicate references to a particular segment:

UK Transmission

UK Gas Distribution

US Regulated

Activities which do not fall within these segments are reported separately and are identified as:

Other activities

Discussion relating to the Company as a whole is identified as:

Company activities

If you require a full search facility, please go to the pdf of the Annual Report and Accounts 2011/12 in the investor relations section of our website and use a word search.

Important notice

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For a description of factors that could affect future results, reference should be made to the full cautionary statement on the back cover of this document and to the risk factors section on pages 41 to 43.

02 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Business Review

IFC to 79

IFC	Our shareholder proposition
01	Delivering value
02	Contents
04	Chairman’s statement
06	Chief Executive’s review
08	Board of Directors
10	Board diversity and succession
12	Management structure
14	Our business model:
14	Driven by strategy
15	Operating across two geographies

16	What we do:
16	UK electricity industry
18	US electricity industry
20	UK gas industry
22	US gas industry
24	Our operating environment:
24	Energy policy
24	Economic environment
24	Regulatory environment:
24	UK regulation
26	US regulation
29	Summary of US price controls and rate plans

30	Delivering our strategy:
32	How do we deliver?
38	Measuring performance - our KPIs
40	Risks to delivery
41	Risk factors
44	Responding to our risks
47	Information assurance
47	Internal control over financial reporting
48	What we delivered this year
48	Operational excellence
50	Innovation & efficiency
52	Engaging externally
54	Disciplined investment

56	Financial performance:
64	Principal operations:
64	UK Transmission
66	UK Gas Distribution
68	US Regulated
70	Other activities
72	Financial position and resources
78	Accounting policies

Corporate Governance

80 to 107

80	Chairman’s foreword
80	Governance framework
81	The Board
81	Board composition
81	The Board and its Committees
81	Non-executive Director independence
82	Director induction, development and support
82	Board evaluation and effectiveness
84	Board and Committee governance structure

86	Executive Committee
86	Finance Committee
86	Risk & Responsibility Committee
87	Nominations Committee
88	Audit Committee
90	Remuneration Report
90	Remuneration Committee
91	Remuneration policy
93	Salary
100	Performance graph
101	Remuneration during the year ended 31 March 2012

107	Shareholder and share capital information

Financial Statements

108 to 183

109	Statement of Directors’ responsibilities
110	Intentionally Left Blank
111	Report of Independent Registered Public Accounting Firm Consolidated financial statements under IFRS
112	Accounting policies
119	Adoption of new accounting standards

Primary statements
120	Consolidated income statement
121	Consolidated statement of comprehensive income
122	Consolidated balance sheet
123	Consolidated statement of changes in equity
124	Consolidated cash flow statement
125	Notes to the consolidated financial statements - analysis of items in the primary statements

151	Notes to the consolidated financial statements - supplementary information

Company financial statements under UK GAAP
177	Company accounting policies

Primary statement
179	Company balance sheet
180	Notes to the Company financial statements

Additional Information

184 to 198

184	Additional disclosures
184	Change of control provisions
184	Charitable donations
184	Code of Ethics
184	Conflicts of interest
184	Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards
184	Directors’ indemnity
184	Material interest in shares
185	Policy and practice on payment of creditors

185	Political donations and expenditure
185	Post balance sheet events
185	Research and development
185	Shareholder analysis
185	Key milestones
185	Capital gains tax (CGT)
185	Property, plant and equipment
185	Employees
185	Unresolved SEC staff comments
186	The offer and listing

186	Articles of Association
187	Material contracts
187	Exchange controls
187	Taxation
189	Exchange rates
190	Definitions and glossary of terms
194	Summary consolidated financial information
196	Useful information
196	Want more information or help?

Annual Report and Accounts 2011/12 National Grid plc      03

Business Review

Chairman’s statement

Sir Peter Gershon, Chairman

(i)	Comparative earnings per share data has been restated for the impact of the scrip dividend issues.

Results

I am pleased to announce a good set of results for 2011/12. Adjusted earnings per share increased by 1% to 51.3 pence per share, compared to 50.9(i) pence per share in 2010/11. This increase is particularly pleasing in light of the significant timing differences and major storm costs incurred this year.

Dividend policy

The Board is proposing a final dividend of 25.35 pence per share making a total of 39.28 pence per share for the 2011/12 financial year. This represents an increase of 8% from last year.

Our dividend is an important part of our returns to shareholders along with growth in the value of the asset base attributable to equity holders. This year is the last of our current dividend policy, which has been in place since January 2008. The Board has agreed a new one year dividend policy under which we plan to increase the dividend by 4% in nominal terms over the proposed dividend of 39.28 pence for 2011/12. This policy reflects the outcome from the one year TPCR4 rollover review and forecast inflation of around 3% for the same period. It will apply to the interim dividend to be paid in January 2013 and the final dividend to be paid in August 2013. We expect to announce a longer-term dividend policy after the current regulatory review is complete and its implications are clear.

Safety

This year has seen three fatalities occur. Any fatality associated with our business, whether an employee, contractor or member of the public, is deeply regrettable. Following thorough investigations, we are undertaking a wide range of measures to ensure we learn from these tragic events.

Safety is a top priority and will remain at the forefront of our core objectives. The Board’s governance arrangements for the oversight of safety are being strengthened and the Chief Executive is leading a new drive to further improve our safety performance. We will always be exposed to high risk working environments on a daily basis and embedding safety procedures and principles in our people is a key part of improving our performance. We continue to foster the belief across our businesses that all accidents can be avoided.

Operating responsibly

We are mindful of our responsibility to the environments in which we operate and ensuring we continue operating in a socially responsible manner is fundamental to our continued delivery of sustainable profits and creating long-term value for our investors.

This year, we have made significant contributions across a number of areas including new education initiatives, such as the opening of the London tunnels energy education centre, our ongoing partnership with Special Olympics Great Britain and our work in the US on the engineering our future initiative. Our UK and US employees also continue to give up their time to volunteer and support community projects such as City Year. Details of a range of activities we and our employees support are available on our website.

Innovation is a key driver in our business, especially when it comes to connecting new sources of energy. The UK public debate around overhead lines versus underground cables provokes strong opinion and we are mindful of Government guidance when developing new connections and consider carefully the impact of our work on local communities. What is clear is that, at higher voltages, undergrounding is much more expensive. The right balance between landscape and affordability needs to be struck with society deciding whether it is

04      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

willing to accept the higher cost. We continue to work with those concerned to inform the debate, while also exploring innovative solutions to issues such as the visual impact of pylons (see page 50).

We have established a new energy partnership with the Buffalo Niagara medical campus which engages community stakeholders in innovative energy initiatives and helps support economic development and growth in the region. This partnership aims to set the benchmark for future energy efficient living and offers valuable insight into how people can embrace smart technologies in their everyday lives.

People

I am privileged to have taken over the role as Chairman of National Grid and would like to thank Sir John Parker for his personal contribution to the Company’s success during his time as chairman, and for all the guidance and support he offered during my induction. I am delighted to be his successor.

A balance of skills, experience, knowledge and diversity is key to an effective Board and will remain a priority as we continue to refresh the composition of our Board over the next two years, as outlined on page 81. During the year, we welcomed Ruth Kelly and Paul Golby as Non-executive Directors. Both bring with them independence, knowledge and experience which will be invaluable as we address future opportunities and challenges.

Furthermore, Nora Brownell will join our Board as a Non-executive Director from 1 June 2012. Nora brings with her a vast amount of experience of the US energy industry and regulatory environment that will help further strengthen our Board.

Stephen Pettit and Linda Adamany will step down from the Board with effect from 30 July and 31 October 2012 respectively. Both have made an invaluable contribution to the Board, with Stephen chairing our Risk & Responsibility Committee for a number of years. I would like to thank them both for their committed service.

We must continue to develop robust succession planning for our Directors and senior management by actively looking to recruit new and diverse talent into the business, and by ensuring our existing employees are developed and challenged to reach their full potential. Attracting new talent into the business through innovative recruitment drives, the development of new recruits, our apprentice schemes and the maintenance of our graduate programme as one of the industry leading programmes, will continue to form part of our focus.

The Board is aware of the ongoing discussions and opinions being voiced with regard to executive remuneration and the heightened profile of this topic. We acknowledge this is an important area for shareholders. Our new chair of the Remuneration Committee is focused on this matter and we have taken steps to enhance our disclosures as part of the Remuneration Report starting on page 90.

The Chairman’s Awards, a global employee recognition scheme, are an excellent initiative introduced by my predecessor and I am delighted to offer these my full support. This year attracted more than 160 submissions and the winners will be announced in June. They provide a perfect illustration of the talent and tireless effort of our employees to make National Grid an improved place to work and to make positive contributions to local communities. We were particularly interested in ideas to improve safety and wellbeing in the workplace and are pleased that a number of the initiatives submitted really strove to go the extra mile and demonstrate innovation.

Governance

We are again committed to setting the tone at the top and look to adopt best practice in corporate governance. Personally, I am dedicated to this approach and will continue to ensure that, as a Board, we remain engaged in exploring ways that can further improve our performance. Further details on Board evaluation and effectiveness are provided on page 82.

Outlook

The Board and I remain committed to delivering increased shareholder value and returns. We are more focused than ever on improving our safety performance, recognising the need for all our employees and contractors to be able to operate safely on a day-to-day basis to enable our business to continue to operate at an optimum level.

I extend my thanks to our US employees, who demonstrated outstanding commitment in responding to the severe storms experienced earlier this year, as well as to all our employees for their hard work and dedication to the success of the Company. This reinforces my belief that we are well positioned to meet the future opportunities and challenges we face.

Sir Peter Gershon

Annual Report and Accounts 2011/12 National Grid plc      05

Business Review

Chief Executive’s review

Steve Holliday, Chief Executive

Over the course of 2011/12, we have made good progress on our key priorities: disciplined investment; delivering improved performance and returns in the US; preparing for the new regulatory arrangements in the UK; and focusing on operational excellence across all our principal operations, in particular, through our restructuring of the US business and UK Gas Distribution. We remain at the centre of the challenge to connect future energy solutions in both the UK and northeastern US and continue to progress these through ongoing engagement with our stakeholders.

Financials

Throughout 2011/12, we have delivered good financial performance. Adjusted operating profit is up 8%, excluding the timing differences that benefited 2010/11 and the impact of two major storms in the US. We delivered another significant year of capital expenditure with £3.4 billion reflecting the sustained investment in our regulated activities. The launch of our first UK RPI linked retail bond proved a great success, raising further capital as well as securing a new investor base. We continued to manage our portfolio of businesses in a disciplined manner, releasing value through sales of two of our non-regulated businesses, OnStream in the UK and Seneca-Upshur in the US.

In November, Ofgem published final proposals for the one year (2012/13) transmission price control rollover for our UK Transmission business (TPCR4). These included real increases in revenues for electricity and gas transmission, reflecting the capital investment we have made over the current price control period.

Safety

Safety remains a top priority, as our financial and business performance must always be underpinned by a strong safety record. I must reiterate the message from our Chairman; the three fatalities associated with our business are deeply regrettable.

During 2011/12, our injury frequency rate was unchanged at 0.18. This remains an area where we must increase our efforts and strive to achieve zero injuries. Last year we focused on trends associated with high potential incidents and mitigating actions, our incident review process, and ever increasing engagement across the entire leadership team. These actions will continue to be in place going forward as we accept that more must be done to ensure all employees and contractors operate safely.

Delivering our strategy

We own and manage the networks to which many different energy sources are connected. That puts us at the heart of one of the greatest challenges facing our society: creating new sustainable energy solutions for the future and developing an energy system that can support economic prosperity in the 21st century.

This year, our programme of capital expenditure continued to be largely driven by our UK electricity and gas businesses and improvement of our networks. Highlighted in our business plans, submitted in support of the new regulatory framework RIIO (revenue = incentives + innovation + outputs), the level of investment in this area is planned to reach £31 billion through to 2021. We continue to work with Ofgem to reach an acceptable RIIO outcome for our UK regulated businesses. Details on the new framework can be found on page 25.

Following last year’s announcement of the changes in our US business, we have an increased local focus that has helped improve, in particular, our performance and responsiveness when interacting with our customers and regulators. Through the reorganisation, we were also able to achieve the targeted annualised cost saving of $200 million. The increased local engagement has already seen positive results. In December 2011, NYPSC approved our request to recover certain deferred costs and a portion of recent storm costs in our Niagara Mohawk electricity business. In April 2012, we also submitted important new rate filings for our Niagara Mohawk and Narragansett businesses.

In December, the UK Government published its technical update for the Electricity Market Reform bill, which is expected to be passed into legislation during the current parliamentary session. The changes proposed will be key in shaping investment decisions in new generation capacity and it is envisaged that we will assume responsibility for administration of the new framework for renewable and low carbon generation payments.

Operational

Maintaining a safe and reliable supply is a critical part of our job. Operationally we have performed well, with reliability of the UK electricity and gas transmission network at more than 99%. However, during the severe winter of 2010/11 we failed standards for uncontrolled gas escapes in all four of our networks and for controlled gas escapes in two of them, resulting in a fine of £4.3 million from Ofgem. The lessons we learnt were used to improve plans for the winter of 2011/12 when we met all our targets.

06      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

In the US, our reliability was 93%. However, these figures always exclude major storms and 2011/12 was an exceptional year for weather events. Over the summer we faced tropical storm Irene, flooding and tornadoes, while in Massachusetts, an unseasonal snow storm in October affected 92% of the communities we serve. The level of devastation experienced as a result of these storms was huge and the process of rebuilding communities and replacing infrastructure was a challenge. The response, passion and commitment of our teams and the support we received from neighbouring states, were exceptional. The process of restoring power to communities can always be improved, but in such exceptional circumstances I am proud of the efforts of all those involved.

In December 2011, LIPA announced that we had not been selected to continue to manage and operate Long Island’s electricity system beyond the term of the current agreement, expiring on 31 December 2013. We are naturally disappointed by this decision, but our substantive assets on Long Island are not affected. We will continue to provide high quality services for the remainder of our contract and support the complex transition.

Customer

We remain determined to improve customer service and further understand customers’ needs so we can serve them in the most effective and efficient manner. This year has seen the opening of our new UK Gas Distribution customer centres, specifically designed to provide a more responsive and integrated service. The result of this and other initiatives implemented are already showing, with our customer satisfaction increasing by an average of 5.5% this year. Further improvement is important to us and will have even greater significance under the new regulatory framework, with incentives being introduced. Embedding customer focus now should enable us to be ready for this.

In the US, our results have been mixed. However, the success of the new structure and the deeper engagement with our stakeholders is already starting to improve relationships, with positive feedback being received. The ‘elevate 2015’ programme aims to design and implement more customer focused processes better aligned to meeting their needs, and by doing so, will enable greater improvement in our customer service performance.

We continue to progress efficiency initiatives across all our businesses. The UK Gas Distribution front office programme has successfully implemented replacement systems and streamlined core business processes that should help us move to upper quartile customer performance. In addition, our US foundations project, which will integrate multiple information systems and improve control processes, is on target for late 2012 implementation. It aims to deliver a single financial system, a single cost allocation methodology and enhanced jurisdictional and functional reporting.

People

Our people form the foundation of our business. Personally, I remain committed to developing all of them to the best of their abilities. We need to deliver the planned increase in capital expenditure and without the correct people and capabilities we will be unable to meet this challenge.

In the UK, over the next nine years we are looking to recruit in the region of 2,500 engineers – a mixture of experienced engineers and development programme trainees – to support our investment programme. In the US, we also expect to fill around 800 management roles requiring an engineering background over the next 10 years. Developing talent is vital to our success and we recognise our role in enthusing the next generation of young people to pursue science, technology and mathematics at school and beyond. We are working with schools and partnerships to bring alive the opportunities that exist via the different routes into industry. Over the last year, our UK employees interacted with more than 3,900 students through work experience, Imagineering clubs and open days, and our US employees continue to be active in supporting local schools and communities. Our focus on inspiring the younger generation into engineering and science will continue on both sides of the Atlantic.

This year saw an 84% response rate to the employee survey. I am pleased with this, as the results provide a true reflection of how we are doing. Overall, our results have improved from the last survey, with customer and safety both scoring higher. There is still more work to be done on engagement and, as a leadership team across the Company, we are already starting to address this area.

Looking forward

The scale of the challenges we face over the next decade is significant, as we must deliver the networks to support future needs. Our job remains to connect people safely and reliably to the energy they use; this is a privileged position.

Our priorities for 2012/13 are focused towards:

—	driving a marked improvement in our safety performance;
—	delivery of our ongoing capital investment programme;
—	continuing to work with Ofgem on the final RIIO proposals;
—	driving improved performance and returns across our US Regulated business;
—	further improving our operational processes, both in the US, following our reorganisation, and in the UK, as we prepare to operate within a RIIO framework; and
—	further developing key leadership and business capabilities to support our long-term strategic ambitions.

Steve Holliday

Annual Report and Accounts 2011/12 National Grid plc      07

Business Review

Board of Directors

1. Sir Peter Gershon CBE,

Chairman

Appointment to the Board: 1 August 2011 as Deputy Chairman, Chairman with effect from 1 January 2012

Committee membership: N (ch)

Career experience: Previous appointments include Chairman of Premier Farnell plc, Chief Executive of the Office of Government Commerce and Managing Director of Marconi Electronic Systems.

External appointments: Chairman of Tate & Lyle plc, member of the UK Defence Academy Advisory Board and HM Government Efficiency Board.

2. Steve Holliday,

Chief Executive

Appointment to the Board: October 2002, appointed to National Grid Group plc 2001, Chief Executive with effect from January 2007

Committee membership: E (ch), F

Career experience: Formerly Executive Director of British Borneo Oil and Gas; he also spent 19 years within the Exxon Group, where he held senior positions in the international gas business and managed major operational areas such as refining and shipping.

External appointments: Non-executive Director of Marks and Spencer Group plc and Chairman of the UK Business Council for Sustainable Energy, Crisis UK, the Technician Council and a member of the Board of Trustee Directors for Business in the Community and Infrastructure UK Advisory Council.

3. Andrew Bonfield,

Finance Director

Appointment to the Board: November 2010

Committee membership: E, F

Career experience: Chief Financial Officer at Cadbury plc until March 2010; he also spent five years as Executive Vice President & Chief Financial Officer of Bristol-Myers Squibb Company and has previous experience in the energy sector as Finance Director of BG Group plc.

External appointments: Non-executive Director of Kingfisher plc.

4. Tom King,

Executive Director, US

Appointment to the Board: August 2007

Committee membership: E

Career experience: President of PG&E Corporation and Chairman and CEO of Pacific Gas and Electric Company from 2003 to 2007, having held a number of senior positions within the PG&E group since joining in 1998. Senior management positions with Kinder Morgan Energy Partners and Enron Corporation.

5. Nick Winser,

Executive Director, UK

Appointment to the Board: April 2003

Committee membership: E

Career experience: Previously Chief Operating Officer of the US transmission business for National Grid Transco plc having joined The National Grid Company plc in 1993, becoming Director of Engineering in 2001. Prior to this, Nick had been with Powergen since 1991 as principal negotiator on commercial matters.

External appointments: Non-executive Director of Kier Group plc and co-Chair of the Energy Research Partnership.

6. Ken Harvey CBE,

Non-executive Director and

Senior Independent Director

Appointment to the Board: October 2002, appointed to Lattice Group plc board in 2000, Senior Independent Director with effect from October 2004

Committee membership: N, R (ch), R&R

Career experience: Formerly Engineering Director and then Deputy Chairman of London Electricity and Chairman and Chief Executive of NORWEB plc.

External appointments: Chairman of Pennon Group Plc.

7. Linda Adamany,

Non-executive Director

Appointment to the Board: November 2006

Committee membership: A, N, R&R

Career experience: Various executive roles for BP in both the UK and US, including Chief Executive of BP Shipping and Group Vice President and Commercial Director, BP Refining & Marketing and until April 2008, Group Vice President, BP plc.

8. Philip Aiken,

Non-executive Director

Appointment to the Board: May 2008

Committee membership: A, N, R&R

Career experience: Formerly Group President of BHP Billiton’s Energy business, Executive Director of BTR plc, held senior roles in BOC Group plc and was senior advisor to Macquarie Capital (Europe) Limited.

External appointments: Chairman of Robert Walters plc, Deputy Chairman of AVEVA Group plc, Non-executive and Senior Independent Director of Kazakhmys PLC and Non-executive Director of Miclyn Express Offshore Limited and Essar Energy plc.

9. Paul Golby CBE,

Non-executive Director

Appointment to the Board: 1 February 2012

Committee membership: N, R, R&R

Career experience: Formerly Executive Director of Clayhithe plc before joining East Midlands Electricity plc in 1998 as Managing Director. Appointed as Chief Executive of E.ON UK plc in 2002, and later additionally as Chairman, stepping down from the E.ON Board in December 2011.

External appointments: Non-executive Chairman of AEA Technology Group plc, Chairman of Engineering UK, Chair of the Engineering and Physical Sciences Research Council and a member of the Council for Science and Technology.

10. Ruth Kelly,

Non-executive Director

Appointment to the Board: 1 October 2011

Committee membership: A, F, N

Career experience: Various senior roles in Government from 2001 to 2008, including Secretary of State for Transport, Secretary of State for Communities and Local Government, Secretary of State for Education and Skills and Financial Secretary to the Treasury.

External appointments: Managing Director at HSBC and Governor for the National Institute of Economic and Social Research.

11. Stephen Pettit,

Non-executive Director

Appointment to the Board: October 2002, appointed to Lattice Group plc board in 2001

Committee membership: F, N, R, R&R (ch)

Career experience: Formerly Chairman of ROK plc, Executive Director of Cable & Wireless plc and Chief Executive, Petrochemicals at British Petroleum.

External appointments: Non-executive Director of Halma p.l.c and a member of BT Group plc’s Equality of Access Board.

12. Maria Richter,

Non-executive Director

Appointment to the Board: October 2003

Committee membership: A, F (ch), N

Career experience: With Morgan Stanley from 1993 to 2002, latterly as Managing Director of its Corporate Finance Retail Group; Vice President of Independent Power Group for Salomon Brothers and Vice President of Prudential Capital Corporation and Power Funding Associates.

External appointments: Non-executive Chairman of Pro Mujer UK and Non-executive Director of The Pantry, Inc., The Vitec Group plc and The Bessemer Group Inc.

08      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

13. George Rose,

Non-executive Director

Appointment to the Board: October 2002, appointed to Lattice Group plc board in 2000

Committee membership: A (ch), N, R

Career experience: Formerly a member of the Financial Reporting Review Panel, Non-executive Director of Orange plc and Saab AB and Finance Director of BAE Systems plc.

External appointments: Member of the UK Industrial Development Advisory Board, Non-executive Director of Genel Energy plc and Laing O’Rourke plc.

14. Helen Mahy,

Company Secretary

& General Counsel

Appointment as Company Secretary: October 2002

Committee membership: E

Career experience: A barrister and an Associate of the Chartered Insurance Institute. Formerly a Non-executive Director of Aga Rangemaster Group plc and Chair of the GC100 Group.

External appointments: Non-executive Director of Stagecoach Group plc and a member of the Opportunity Now Advisory Board.

Key: A = Audit Committee E = Executive Committee F = Finance Committee N = Nominations Committee R = Remuneration Committee R&R = Risk & Responsibility Committee (ch) = chairman of Committee

Annual Report and Accounts 2011/12 National Grid plc      09

Business Review

Board diversity and succession

We believe creating an inclusive and diverse culture supports the attraction and retention of talented people, improves effectiveness, delivers superior performance and enhances the success of the Company. While criteria such as gender or ethnicity are important, we also value diversity of skills, experience, knowledge and expertise, as can be seen below. Our Board brings together people with different experience and backgrounds, and sometimes divergent opinions, but with shared goals.

Nora Brownell	Sir Peter Gershon	Paul Golby	Ruth Kelly
Effective 1 June 2012	Under 1 year’s tenure	Under 1 year’s tenure	Under 1 year’s tenure

Committee membership:	Committee membership:	Committee membership:	Committee membership:
N, R, R&R	N	N, R, R&R	A, F, N

Experience:	Experience:	Experience:	Experience:
— US Government and regulatory — US utilities – energy — FERC — Various non-executive directorships — US	— Chairman — Engineer, FREng — Government — Partnering/JV/contract management — City — High tech industry — US — International	— Chairman and chief executive — Engineer, FREng — Government/regulatory — City — Utilities – energy	— Government/regulatory — Partnering/JV/contract management — Financial and economic — Infrastructure projects

Linda Adamany	Maria Richter	Nick Winser	Stephen Pettit
5 years’ tenure	8 years’ tenure	8 years’ tenure	10 years’ tenure*

Committee membership:	Committee membership:	Committee membership:	Committee membership:
A, N, R&R	A, F, N	E	F, N, R, R&R

Experience:	Experience:	Experience:	Experience:
— Accountant — Energy — Oil and gas — US — International	— City — Financial services — Emerging markets — US — International	— Engineer, FREng — Government/regulatory — Partnering/JV/contract management — City — Utilities – energy — Customer — US	— Chairman — Partnering/JV/contract management — Construction — Oil and gas

10      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Davies Review

In relation to gender diversity, as a result of the transition of our Board, see page 81, we expect the number of female Board members to fluctuate in coming months. We aspire to meet the targets set by Lord Davies by 2015 and the Board will be considering a formal diversity policy during the year ahead.

Our executive and leadership population is regularly and rigorously assessed against achievement of individual objectives and key leadership qualities to help build a sustainable development and succession plan. The Board reviews the talent pipeline to the

Executive Committee and the quality and diversity of talent further down the organisation. Individuals who are identified as potential successors to the Executive Committee within a three year timeframe also undergo an external benchmarking and assessment process carried out by an independent third party. At the same time, we have initiated a programme of executive sponsorship and mentoring of high potential female and minority ethnic managers in order to ensure increased diversity throughout the leadership of the Company.

Andrew Bonfield

1 year’s tenure

Committee membership:

E, F

Experience:

—   Finance Director

—   Accountant

—   Government/regulatory

—   Partnering/JV/contract management

—   City

—   Utilities – energy

—   Customer

—   US

—   International

	Philip Aiken 3 years’ tenure Committee membership: A, N, R&R Experience: — Chairman — Partnering/JV/contract management — Emerging markets — Natural resources — International	Tom King 4 years’ tenure Committee membership: E Experience: — Government/regulatory — Partnering/JV/contract management — Utilities – energy — Customer — FERC — Generation — US	Key:	A = Audit Committee E = Executive Committee F = Finance Committee N = Nominations Committee R = Remuneration Committee R&R = Risk & Responsibility Committee (ch) = chairman of Committee

Ken Harvey	George Rose	Steve Holliday
11 years’ tenure*	11 years’ tenure*	11 years’ tenure^

Committee membership:	Committee membership:	Committee membership:
N, R, R&R	A, N, R	E, F

Experience:	Experience:	Experience:
— Chairman and chief executive — Engineer — Government/regulatory — City — Utilities – power and water	— Finance director — Accountant — Government/regulatory — Partnering/JV/contract management — City — Defence industry — US — International	— Chief Executive — Engineer, FREng — Government/regulatory — Partnering/JV/contract management — City — Utilities – energy — Customer — Oil and gas — US — International
* Including Lattice Group plc ^ Including National Grid Group plc Tenure as at 31 March 2012

Annual Report and Accounts 2011/12 National Grid plc      11

Business Review

Management structure

The Board’s purpose is to create and deliver the long-term success of the Company and returns for shareholders.

There are a number of areas where the Board takes the lead, for example around corporate governance, strategic direction, financial policy – including the budget and business plan – and the reputation of the Company and its businesses.

The composition of the Board and the diverse skills and experience our Directors bring to the table are vital for ensuring shareholders’ interests are best represented and that there is sufficient constructive challenge and debate.

Our Non-executive Directors commit sufficient time to perform their duties and to understand the Company, for example through their work on the Committees, site visits, induction programmes for new Directors and meetings with management and employees.

While the Board delegates authority to its Committees to carry out certain tasks on its behalf – as set out in each Committee’s terms of reference, available on our website – it ensures that what has been discussed and any decisions taken are communicated to the other Directors. The chairman of each Committee provides a summary back to the Board at the following meeting.

For more information on the operation of the Board and its Committees refer to pages 80 to 89.

12      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

The Executive Committee has responsibility for making day-to-day management and operational decisions to safeguard the interests of the Company.

The nine members of the Committee have a broad range of skills and expertise which is constantly being updated through training and development, as well as through holding external non-executive directorships. This broadens experience and gives exposure to other companies’ governance frameworks and board practices. The Committee officially met 11 times this year but interaction among the members occurs much more regularly.

The Committee oversees the safety, operational and financial performance of the Company, taking management action it considers necessary to safeguard the interests of the Company and is responsible for furthering the strategy, business objectives and targets established by the Board. It approves capital and operational expenditure within its authority levels and regularly discusses, formulates and approves proposals to be considered by the Board.

Although the other members of the Committee do not sit on the Board, they all regularly attend Board meetings and other Committees (with Helen Mahy, the Company Secretary & General Counsel, attending all Board and Nominations Committee meetings as secretary) to ensure that every member is fully up to date and knowledge is shared.

Annual Report and Accounts 2011/12 National Grid plc      13

Business Review

Our business model

Driven by strategy

Vision

Strategy

Our strategy aims to enhance our reputation as an operator and owner of gas and electricity networks, delivering quality and reliable service for a reasonable cost in a sustainable way. Delivering our strategy will provide a competitive advantage through attractive regulatory arrangements and in competition for further growth opportunities. This combines with a balance of growth and cash generating businesses to drive total shareholder returns.

Operating at the highest levels of safety, reliability, efficiency and customer service is fundamental to the strength of our reputation with our customers, communities and regulators. **Operational excellence** will help us to strengthen this reputation and to deliver the outputs that underpin our core revenue streams. It also helps in maximising income under our incentive schemes and controlling costs. By delivering it, we can improve cash returns and manage the risks of our business most effectively.

Innovation and efficiency underpin operational excellence. They drive incentive performance, give access to investment and growth opportunities, and aid regulatory engagement. We continue to track, and where appropriate participate in, emerging technologies that are likely to have an impact on our business. More than ever before, being successful will require us to embed an innovative mindset within our organisational culture. Innovation extends to the way we finance our operations, delivering enhanced returns and increasing available cash while managing risk.

Policy decisions by regulators, governments and others directly affect our regulated businesses. **External engagement** with customers, regulators, governments and wider industry is critical to understanding their expectations and thereby delivering service that meets their needs. We must engage effectively on climate change and the future energy mix to deliver networks fit for a low carbon economy. We engage with regulators to seek to ensure operational excellence is rewarded with attractive revenue streams and to obtain mechanisms to manage uncertainty.

Equity growth is driven by efficient capital investment in our regulated networks, which will grow our regulated asset base and smart investment in non-regulated businesses. A **disciplined investment** programme is critical to delivering customers' needs through reliable and affordable networks. We must be clear about how and when any investment will be remunerated and ensure we only invest where we can reasonably expect to earn an adequate return. This discipline extends to our choice of which businesses to own, maintaining the appropriate mix of growth and cash generation to support the expectations of our shareholders.

14      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Operating across two geographies

Our UK network

St. Fergus
to Ballylumford
to Dublin
Teesside
Barrow
Easington
Theddlethorpe
from the Netherlands
Burton Point
Bacton
to/from Belgium
South Hook
Dragon
BritNed to/from the Netherlands
Grain LNG
to/from France

UK Transmission*

- Scottish electricity transmission system
- English and Welsh electricity transmission system

Approximately 7,200 kilometres (4,470 miles) of overhead line, 1,350 kilometres (840 miles) of underground cable and 325 substations.

- Gas transmission system

Approximately 7,660 kilometres (4,760 miles) of high pressure pipe and 23 compressor stations connecting to eight distribution networks and third party independent systems.

- ● Terminal
- ▲ LNG terminal owned by National Grid
- △ LNG terminal
- Electricity interconnector
- Gas interconnector

UK Gas Distribution*

- Gas distribution operating area

Approximately 132,000 kilometres (82,000 miles) of gas distribution pipeline owned and operated by National Grid.

Offices

- ■ Owned office space: Hinckley, Warwick and Wokingham
- □ Leased office space: Solihull and London

Leased office space totalling 14,100 square metres (151,700 square feet) with remaining terms of four to 11 years.

US Regulated*

- Electricity transmission network
- Gas distribution operating area
- Electricity distribution area

An electricity distribution network of approximately 112,100 circuit kilometres (69,650 miles) in New England and upstate New York.

A network of approximately 58,000 kilometres (36,000 miles) of gas pipeline serving an area of approximately 29,000 square kilometres (11,200 square miles).

- LIPA
- Generation
- Gas and electricity distribution area overlap

Offices

- ■ Owned office space: Syracuse, New York
- □ Leased office space: Brooklyn, New York and Waltham, Massachusetts

Leased office space totalling 52,000 square metres (560,000 square feet) with remaining terms of 13 to 19 years.

Our US network

Canada
Vermont
Maine
New Hampshire
New York
Massachusetts
Connecticut
Rhode Island
Pennsylvania
New Jersey

At present, environmental issues are not preventing our UK and US businesses from utilising any material operating assets in the course of their businesses.

*Access to electricity and gas transmission and distribution assets on property owned by others is controlled through various agreements and long-term leases with nominal rents

Annual Report and Accounts 2011/12 National Grid plc      15

Business Review

Our business model

What we do: UK electricity industry

Generation and interconnectors – National Grid and other companies

Physical

Generation is concerned with the production of electricity from coal, gas, oil and nuclear power plants, and renewable resources including hydroelectric plants and wind farms. Generation voltage is typically 22 kV, and generators normally have their own transformers to increase the voltage to transmission voltages.

We do not own or operate electricity generation assets in the UK.

We have ownership interests in the interconnectors with France and the Netherlands. The interconnectors with France, Northern Ireland and the Netherlands allow electricity generated in those countries to be used to meet demand in Great Britain and vice versa.

Commercial

Electricity cannot currently be stored efficiently and instead is only generated when required. Generators sell the electricity they produce in the wholesale market with the majority being sold to electricity suppliers in bilateral contracts. Electricity produced by the generators is transported by transmission and distribution networks to the end user.

We are not an electricity supply company in the UK and we do not buy or sell the electricity we transport.

Capacity on our interconnectors is sold through auctions over various timescales.

Transmission – National Grid and other companies

Physical

The national electricity transmission system (NETS) typically comprises the assets from connection to the generator's transformer as far as the substation at which the voltage is stepped down to 132 kV or lower for distribution (distribution entry points). The NETS consists mainly of overhead lines, underground cables and substations. We own and operate the transmission network in England and Wales; the Scottish networks are owned by other companies. We are system operator for Great Britain, including the offshore networks. The transmission system in England and Wales is generally 275 kV and 400 kV, with the Scottish system owners also including 132 kV assets as transmission. We are responsible for balancing the system, managing generation output to ensure it matches demand second by second throughout the day, and that voltage and frequency are kept within acceptable limits.

Commercial

Generators, distribution network operators (DNOs) and suppliers pay transmission network owners and operators for the right to connect their assets to the NETS and use the system to transport electricity on their behalf. The connection and use of system charges reflect the costs of providing, maintaining and operating connection assets and are reviewed annually. These charges are collected by us and, where relevant, passed through to the Scottish transmission network owners and offshore transmission owners.

Generators, DNOs and suppliers also pay us for procuring balancing services to ensure the electricity system is kept in balance.

Finally, the transmission network use of system charge, paid by generators and suppliers, allows us to recover the costs of installing, operating and maintaining the NETS.

Generating station
22 kV
Generator transformer
Transmission lines 275 kV or 400 kV
Heavy industry
Distribution entry point transformer

www.nationalgrid.com

Business Review
Corporate Governance
Financial Statements
Additional Information

Distribution – Other companies

Distribution systems are lower voltage networks of overhead lines, underground cables and substations. Distribution system entry points (also referred to as grid supply points) connect distribution networks to the transmission network, from where they are connected to end users. Electricity is carried at 132 kV or lower in 14 electricity distribution networks, owned and operated by seven DNOs.

The distribution systems typically comprise the assets that provide the connection between the step down transformer on the NETS either to a meter in the consumer's premises or, for larger users, to their own step down transformer.

We do not own or operate electricity distribution networks in the UK.

Suppliers pay DNOs for the right to connect to and use their distribution networks. Those costs are passed on by the suppliers to their end user customers. Each of the 14 distribution networks are regional monopolies and Ofgem regulates their revenues through price controls.

Supply – Other companies

The supply of electricity involves the purchase of electricity in bulk from generators and its sale on to customers. It also involves customer services, billing and the collection of customer accounts.

Heavy and medium industrial consumers, towns and villages are typically supplied by a variety of voltages from 132 kV to 11 kV. For most consumers, the voltage is reduced through transformers and is ultimately provided at 230 V.

End users contract with electricity supply companies for their electricity. The supply companies in turn purchase electricity from generators which is transported to the end user along the transmission and distribution systems.

Suppliers also contract with metering companies for provision of meters and metering services.

Of the average residential electricity bill, as at January 2011, transmission charges represented approximately 4% and distribution charges approximately 17%. The majority of the bill is the cost of the electricity itself.

We do not sell electricity to end users in the UK.

Light industry, towns and villages 11 kV
Distribution lines
132 kV
Homes, schools, shops and businesses 230 V
Underground lines serving some areas

Business Review

Our business model

What we do: US electricity industry

Generation – National Grid and others

Physical

Electricity generating stations produce electricity from fossil fuels (coal, oil or natural gas), nuclear, hydroelectric, geothermal, solar and wind.

We also own 4.6 MW of solar generation in Massachusetts, making us a significant owner of solar generation in the state.

Commercial

Utilities may generate all the electricity they sell in certain circumstances or may purchase electricity on the wholesale market from other utilities, independent power producers, power marketers or from a market based on membership in a regional transmission reliability organisation such as an independent system operator (ISO).

We purchase electricity through the New York ISO and ISO New England for transmission and distribution to our customers. We also contract directly with generators to purchase electricity.

All available power from our Long Island generation facilities is made available to the New York ISO market to meet LIPA's requirements and for sale to others.

Transmission – National Grid and others

Physical

The transmission system supplies electricity to substations in individual service areas. Transmission lines transmit electricity from the generation source or substation to distribution substations. Transmission voltages at National Grid vary from 69 kV to 345 kV. Transmission voltages can also be converted to lower subtransmission voltages, typically operating at 69 kV and below, to supply distribution substations and/or provide electricity to large industrial customers.

We own and operate transmission facilities in upstate New York, Massachusetts, Rhode Island and Vermont.

We also own and operate a 224 kilometre transmission interconnector between New England and Canada. We will operate and maintain the transmission system on Long Island until December 2013.

Commercial

The ISOs operate as independent administrators for the oversight of electricity transmission while providing fair and open access to the electricity grid. Each ISO is the clearing house for load serving entities' bids to purchase electricity and generating stations' offers to sell electricity. The New York ISO and ISO New England markets determine wholesale energy prices for New York and New England respectively.

We are permitted to recover the cost of electricity transmission across the regional grid from our customers as a transmission service charge.

Generating station
Generator transformer
Transmission lines 345 kV, 230 kV, 138 kV and 69 kV
Substation transformer
Transmission customer

www.nationalgrid.com

Business Review
Corporate Governance
Financial Statements
Additional Information

Distribution – National Grid and others

The distribution system receives electricity from the substation and supplies it to customers at a voltage that they can use. The distribution system can be considered to begin at a substation where a transformer converts transmission voltage to a distribution voltage. Electricity at the distribution voltage, also called primary voltage, is typically 4 kV to 35 kV and is supplied to the service area by distribution lines.

Distribution lines may be located overhead on utility poles or buried underground. Distribution transformers convert distribution voltage to a secondary voltage, which is used by customers. We own distribution facilities and service 3.5 million customers in upstate New York, Massachusetts, Rhode Island and New Hampshire.

We will maintain and operate the distribution system on Long Island until December 2013, providing service to 1.1 million LIPA customers.

Distribution rates are regulated by the state public utility commissions. Utility distribution facilities provide electricity services to end users.

Customer bills typically comprise a commodity rate, covering the cost of electricity delivered, without a profit margin, and a delivery rate, covering our delivery service.

Supply – National Grid and others

Utilities such as National Grid and qualified retail marketers purchase electricity for customers connected to the distribution system. Qualified retail marketers buy and sell electricity only in deregulated states, but usually do not own or operate transmission or distribution facilities.

Supply and distribution are not necessarily separate in the US; electricity distribution companies often sell electricity to their own customers connected to their distribution system.

In deregulated states, which includes all the states in which we operate, consumers have the option to select their energy supply from the incumbent utility or retail marketers/energy supply companies.

Where customers choose National Grid, those customers pay us for distribution and commodity cost. Where they choose to purchase from third parties, they pay us for distribution only and pay the third party supplier for the commodity.

Subtransmission customer 15 kV/69 kV
Primary customer 4 kV/35 kV
Distribution lines
Secondary customer 120 V/240 V

Business Review

Our business model

What we do: UK gas industry

Physical

Production and importation – Other companies

The modern gas industry in Great Britain is an organisational chain from production, processing, storage, transmission and distribution through to the supply of industrial and commercial users and domestic users. Gas is sourced by extraction from offshore gas fields in the North and Irish seas, interconnection with Europe, and through LNG imports. There also remains a small amount of onshore production.

Gas producers, LNG importers and interconnector operators bring gas onshore. In the UK, there are seven gas reception terminals, three LNG importation terminals and three interconnectors, connecting Great Britain with Ireland, Belgium and the Netherlands.

We do not participate in either the production of gas for the UK market, or the transportation of LNG by sea. However, we own and operate an LNG importation terminal at the Isle of Grain in Kent (Grain LNG).

Transmission – National Grid only

Gas producers supply gas to our national transmission system (NTS) through reception terminals.

Gas from the importation terminals is injected into the NTS after it has been checked for quality including checking its calorific value. Gas previously extracted from the NTS and held in storage may be reintroduced into the system.

The NTS operates at pressures of up to 91 bar, transporting gas in high grade welded steel pipes of up to 1.2 metres diameter. The compressor stations play a vital role in keeping large quantities of gas flowing through the system, particularly at times of high demand.

We are the sole owner and operator of gas transmission infrastructure in Great Britain.

Commercial

Production and importation – Other companies

Gas producers and importers sell the gas to licensed shippers, who then own the gas as it travels through the transmission and distribution networks. We are not a gas shipper; we do not buy or sell the gas, we transport it.

LNG importers pay for the right to land LNG at importation terminals. In the case of Grain LNG, these are payments to a non-regulated part of National Grid and are based on various services, including access to our terminal, storage and capacity.

Transmission – National Grid only

Shippers pay us for the use of the NTS via entry and exit capacity charges. Shipping involves buying the gas from producers, arranging for it to be conveyed to supply points and selling it on to suppliers.

Entry capacity allows shippers to put gas into the NTS at system entry points. Entry capacity is sold in a variety of auctions, ranging from daily to quarterly.

Exit capacity allows shippers to take gas off the NTS at exit points or offtakes into distribution networks and to other customers who are supplied directly from the NTS.

For shippers who use the system, there is also a commodity charge based on the actual flows of gas into the NTS.

Production
Terminal
Local distribution zone offtake
LNG storage
Compressor
Underground storage

www.nationalgrid.com

Business Review
Corporate Governance
Financial Statements
Additional Information

Distribution – National Grid and others

Gas exits the NTS at 49 offtake points where it is odourised. It is transported in the distribution networks at various pressures ranging from 75 bar down to 21 mbar for final delivery to consumers.

Within the distribution networks, gas storage is used to help manage daily variation in demand.

In the UK, there are 13 local distribution zones grouped into eight regional distribution networks. We own four of the eight distribution networks and three other companies own the other four. The commodity is transported on behalf of shippers.

Shippers contract with National Grid and other gas distribution network operators to transport their gas to consumers. The transportation charges shippers pay for the use of gas distribution networks are ultimately passed on to consumers.

The transportation charges reflect the costs of building, maintaining and operating the networks, and also the costs of operating a 24 hour gas emergency telephone helpline and emergency response.

As with the transmission system, the owners of the distribution networks do not buy or sell gas.

Supply – Other companies

Although consumers in the UK have a choice of gas supply company, the gas is physically delivered to most consumers' premises through a pipe belonging to the local distribution network. Our distribution networks deliver gas to approximately 10.8 million consumers.

Although we do not sell gas, and are not involved in billing consumers, we consider all consumers connected to our distribution network to be customers because our activities directly affect them.

Consumers contract with gas supply companies for the supply of gas. The supply companies, in turn, contract with gas shippers who purchase the gas and arrange for it to be transported.

Suppliers also contract with metering companies such as National Grid Metering, which we own and which provides meters and metering services.

Of the average domestic residential bill, as at January 2011, transmission charges were approximately 3% and distribution charges approximately 21%. The majority of the bill is the cost of gas itself.

Commercial
Storage
Industrial
Pressure
reduction station
Governor
Domestic

Business Review

Our business model

What we do: US gas industry

	Production and importation – Other companies	Transmission – National Grid and other companies
Physical	Gas is produced in the US Gulf Coast, midcontinent, Western Rockies, Alberta, eastern shale supplies and other unconventional sources in North America. LNG importers bring LNG from the Middle East, South America and other places.	Gas is delivered into the US interstate and Canadian pipeline network by producers and LNG importers. We hold only a minority interest in two interstate pipelines: Millennium Pipeline Company and Iroquois Gas Transmission System. Interstate pipelines are regulated by FERC.
Commercial	We own and operate LNG storage and vaporisation facilities to support our gas distribution businesses as well as an LNG storage facility in Providence, Rhode Island, where we store gas for third parties for a fee. We purchase gas directly from producers and LNG importers for resale to our customers.	We pay to reserve firm transportation and storage capacity on the US interstate and Canadian pipeline network to transport natural gas from the various supply sources to distribution facilities. The initial term under these agreements is typically from 10 to 20 years. We are permitted to recover the cost of transportation and storage capacity as well as the gas commodity cost from our customers.

Production
Terminal
Local distribution company offtake
LNG storage
Compressor
Underground storage

www.nationalgrid.com

Business Review
Corporate Governance
Financial Statements
Additional Information

Distribution – National Grid and others

Gas is delivered by the interstate pipeline companies to National Grid's and other companies' local distribution networks for distribution to their customers. Each local distribution company has a geographically defined service territory and is the only local distribution company within that territory. Local distribution companies are regulated by the state utility commission of the state in which their service territory is located.

The gas transported by our local distribution companies includes gas we have purchased for our own end user customers as well as third party gas that we deliver to our transportation customers.

Supply – National Grid and others

National Grid and other qualified gas marketers purchase gas for customers connected to our distribution systems.

Supply and distribution are not necessarily separate; gas distribution companies often sell gas to consumers connected to their distribution systems.

In most cases, customers can choose whether to purchase gas from National Grid or other companies. Where they choose National Grid, those customers pay us for distribution and they reimburse us for the cost of the gas and upstream transportation capacity. When customers choose to purchase gas from third parties, they pay us for distribution only and pay the third party supplier for the cost of gas and upstream transportation capacity.

Except for residential and small commercial consumers in Rhode Island, customers may purchase their supply from independent providers with the option of billing for those purchases to be provided by National Grid.

Industrial
Commercial
Storage
Pressure reduction station
Governor
Domestic

Business Review

Our operating environment

In common with all international companies, we operate in a complex environment with a number of external factors affecting our operations.

Energy policy

UK energy policy

The Climate Change Act 2008 requires the UK to cut greenhouse gas (GHG) emissions by 34% from the 1990 levels by 2020 and 80% by 2050. Continuing the drive toward these goals, in December 2011, DECC published its technical update for the Electricity Market Reform bill, which was confirmed in the Queen’s speech on 9 May 2012 and is expected to be passed into legislation during the current parliamentary session. The changes proposed by this legislation will be instrumental in shaping investment in new generation capacity over the coming decade which, in turn, underpins our expected capital investment plans.

DECC remains committed to reducing the costs of renewable generation and published a joint report with Ofgem in March 2012 highlighting that offshore and onshore development must be considered together when looking at network development needs. Our role as system operator includes offshore networks and we will play a key role in ensuring onshore and offshore network development is coordinated.

EU energy policy

With the implementation of the 3rd Energy Package in 2011, the development of the European Infrastructure Package in 2012 and emerging EU thinking on a roadmap to 2050 (ie moving beyond the 2020 CO2 targets), the EU is another factor in the development of energy policy in the UK. The 3rd Energy Package is largely associated with the development of EU level codes, to establish EU wide rules on technical and commercial issues relating to cross border trade. These codes are the responsibility of the European networks for transmission system operators for electricity and the European networks for transmission system operators for gas, and we have been working closely with both of them. In the years to come, we expect policy to develop around greater interconnection in the electricity market and networks in the North Sea.

US energy policy

US energy policy continues to be shaped by debates over the economy, the costs and benefits of regulation, and concerns over energy security. During the year, Congress enacted an extension of the Pipeline Safety Act and debated a variety of other energy related legislation including a clean energy standard, energy efficiency, renewable energy incentives and cyber security. The most significant changes however, came in the form of new US Environmental Protection Agency regulations. These included rules for mandatory reporting of GHG emissions from electricity and gas utility facilities and the promotion of the Mercury and Air Toxics Standards rule and the Cross-State Air Pollution Rule which will help to ensure air and water quality.

Federal agencies continued their investment in energy efficiency as a direct reflection of the Obama administration’s priorities. This has manifested itself in large projects at federal facilities in all of the Company’s service areas and we are working with a number of Government facilities to assist in this endeavour.

At the state level energy policy continues to be an active arena, particularly in the northeastern US, driven by interest in promoting energy efficiency, maintaining reliability, and deploying renewable technologies that help states meet environmental and energy diversity goals. New York has promoted a broad energy policy agenda, including renewed focus on transmission development, a state energy plan, responsible exploration of shale gas, a mandated utility-based loan programme to increase efficiency installations with recovery through customer bills, and promotion of solar technology. Massachusetts continues to focus on climate and energy initiatives including the recent establishment of a GHG inventory programme. Rhode Island enacted several pieces of legislation in 2011 that will promote renewable technologies at the distribution system level, as well as significantly boost the support for gas energy efficiency programmes.

Economic environment

The economic uncertainty within the eurozone has led to volatility in financial markets during the year, however, we have not experienced any adverse effects. Instead, as the UK is seen as a safe haven, its bond yields have fallen and this has had a positive effect on our cost of debt. We continue to monitor developments as it may affect our ability to access capital markets or the financial strength of our counterparties.

Inflation in the UK has declined from its peak in September 2011 but remains above the long-term trend. Our UK regulated revenues are linked to inflation and this has therefore led to higher revenues (see below for an explanation of the UK regulatory regime). We also have index-linked debt so our financing cost increases with inflation, providing a partial economic offset.

In the US, the economic recovery was sluggish early in the year but accelerated towards year end, leading to recent declines in the unemployment rate. Unlike the position in the UK, we sell gas and electricity directly to consumers in the US and so are exposed to bad debt risk, which is affected by unemployment rates. Some of our rate plans include protection against such risk (see page 28), but in most cases they do not cover the full cost.

Regulatory environment

UK regulation

The Gas Act 1986 and Electricity Act 1989, as amended (the Acts), provide the fundamental legal framework for gas and electricity companies. They establish the licences for electricity generation, transmission, distribution and supply, and for gas transmission, distribution, shipping and supply. The licences established under the Acts require each of our business activities to develop, maintain and operate an economic and efficient network and to facilitate competition in the supply of gas and electricity in Great Britain. They also give the licensed businesses statutory powers, such as the right to bury our pipes or cables under public highways and the ability to use compulsory powers to purchase land to enable the conduct of our businesses.

Energy networks are regulated by Ofgem which operates under the direction and governance of the Gas and Electricity Markets Authority. Ofgem has established price control mechanisms that set the amount of revenue that can be earned by our regulated businesses.

Price control regulation is designed to ensure our interests, as a monopoly, are balanced with those of our customers. Ofgem allows us to charge reasonable, but not excessive, prices giving us a future level of revenue sufficient to meet our statutory duties and licence obligations, and also to make a reasonable return on our investment.

The price control includes a number of mechanisms to achieve its objectives, including financial incentives designed to encourage us to: continuously improve the cost and effectiveness of our services; manage and operate our networks; provide quality customer service; and invest in the development of the network in a manner that ensures long-term security of supply.

24 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

To ensure that our licensed businesses are operating efficiently, and consumers are protected, we operate under eight price controls in the UK, comprising two for our UK electricity transmission operations, one covering our role as transmission owner (TO) and the other for our role as system operator (SO); two for our gas transmission operations, again one as TO and one as SO; and one for each of our four regional gas distribution networks. In addition to the eight price controls, our LNG storage business has a price control covering some aspects of its operations. There is also a tariff cap price control applied to certain elements of domestic metering and daily meter reading activities undertaken by National Grid Metering.

Current price controls

The current price control mechanisms for our gas distribution business will expire on 31 March 2013. The price controls for our transmission business were extended for one year and will now also expire on 31 March 2013. The extension included real increases in revenues for electricity and gas transmission next year and a base real vanilla return of 4.75%. The revenue increase partly reflects the capital investment we have made over the current price control period which forms part of our total UK RAV, which at 31 March 2012 was over £22 billion.

The current price control mechanism establishes the amount of money that can be earned by our regulated businesses is restricted by what is referred to as an RPI-X price control. The RPI-X allowance is based on Ofgem’s estimates of efficient operating expenditure (opex), capital expenditure (capex) and asset replacement, together with an allowance for depreciation and an allowed rate of return on capital invested in our businesses. The RPI-X price control takes the RPI as its inflation benchmark and subtracts X, an efficiency factor, from it. For example, at a time when annual inflation was 3%, a value for X of 2% would allow our regulated businesses to raise prices by no more than 1%.

The RAV, which represents the value ascribed by Ofgem to the capital employed in our regulated businesses, is adjusted to reflect asset additions, removals, depreciation and the rate of inflation.

Future price controls

It is estimated that we will need to invest over £31 billion during the RIIO period, partly to facilitate the move to a low carbon economy. This will include the gas and electricity networks developing smarter grids, meeting environmental challenges and securing energy supplies.

In light of the challenges around the evolving energy environment and the significant investments required, Ofgem has introduced a new regulatory price control framework to replace the existing framework which has been in use for over 20 years. This is known as RIIO: revenue = incentives + innovation + outputs.

Under this regime, networks will be encouraged to deliver outputs, such as agreed levels of safety, reliability and environmental performance, while ensuring timely connections for customers, improving on customer satisfaction and (for UK Gas Distribution only) complying with social obligations. The networks will be incentivised to deliver these innovatively and efficiently. During the price control review process, Ofgem will assess what an efficient level of expenditure would be to deliver these outputs and will then set the revenue levels accordingly.

The RIIO price control will last for eight years with a mid-period review at four years.

The fundamentals of how our revenue is derived under RIIO are not that different, but the mechanics of how capex and opex (totex) are treated has changed, as demonstrated below. A fixed proportion of totex goes into the RAV (slow money) with the remainder remunerated within the year (fast money).

We have developed our business plans in conjunction with our stakeholders and have reflected their views and feedback in our updated plans, submitted to Ofgem in March and April 2012 for our UK Transmission and UK Gas Distribution businesses respectively. Full details of these business plans can be found on our website.

Ofgem will issue their initial proposals for the first RIIO price control period in July 2012 and their final proposals in December 2012. We will continue to work with Ofgem as the RIIO price controls are finalised, aiming to secure positive opportunities to invest for long-term profitable growth and reasonable returns.

Annual Report and Accounts 2011/12 National Grid plc 25

Business Review

Our operating environment continued

Managing uncertainty

With an eight year price control period replacing the previous five year controls, there will inevitably be a larger exposure to potential variance against our forecasts; for example, on our electricity transmission business a different mix of generators may look to connect to the system than those we have assumed in our baseline plan. In order to understand the impact that different outcomes might have, we have modelled a range of credible future demand and generation scenarios using the scenarios developed with stakeholders through the UK Future Energy Scenarios process. The impact of these alternative scenarios against our baseline capital investment forecast (which uses the ‘gone green’ scenario) is illustrated below:

Building on our existing risk management approach, we have developed an innovative risk model to better understand the risks that our business will face, how those risks might best be managed and to evaluate the relationship between uncertainty mechanisms and the required rate of return. We have shared this model with stakeholders, including Ofgem, who have been broadly supportive of it.

Following discussions with stakeholders, we have therefore proposed a number of regulatory mechanisms, which would adjust our allowed investment levels over the period of the price control to ensure there are no inappropriate windfall gains or losses for our networks or consumers as a result of reality diverging from the assumptions we have made in forecasting the next eight years. In doing this, we have maintained the principle that risks should be borne by the party best able to manage them.

Further information on these mechanisms and the risks they seek to reduce is available on our price control stakeholder engagement website: www.talkingnetworkstx.com.

US regulation

Regulators

In the US, public utilities’ retail transactions are regulated by state utility commissions, including the New York Public Service Commission (NYPSC), the Massachusetts Department of Public Utilities (MADPU), the Rhode Island Public Utilities Commission (RIPUC) and the New Hampshire Public Utilities Commission (NHPUC). Utility commissions serve as economic regulators in approving cost recovery and authorised rates of return. The state commissions establish the retail rates to recover the cost of transmission and distribution services, and focus on services and costs within their jurisdictions. FERC regulates the wholesale transactions of public utilities, such as interstate transmission and electricity generation, and provides for the cost recovery of these services.

Utility commissions are also charged with serving the public interest by ensuring utilities provide safe and reliable service at just and reasonable prices. They establish service standards and approve mergers and acquisitions of public utilities. FERC also regulates public utility holding companies and centralised service companies, including those of our US businesses.

All the states in which we operate have deregulated the commodity or supply component of electricity and gas utility services. Customers in deregulated states have the option to purchase electricity or gas services from competitive suppliers.

Regulatory process

Utilities in the US submit a formal rate filing to the applicable state regulatory body requesting a revenue adjustment in a proceeding known as a rate case. The rate case process is conducted in a litigated setting and, in the states in which we operate, it can take six to 13 months for the commission to render a final decision. In all states, the utility is required to prove that its requested rate change is prudent and reasonable. At FERC there is no defined process for adjudicating a rate case. FERC allows rates to be put in place before a final decision is reached, however, a refund may be required if the outcome is unfavourable. The utility may request a rate plan that can span multiple years.

During the rate case process, consumer advocates and other intervening parties scrutinise and often file opposing positions to the utility’s rate request. The rate case decision reflects a weighing of the facts in light of the regulator’s policy objectives. During a rate case, the utility, consumer advocates and intervening parties may agree on the resolution of aspects of a case and file a negotiated settlement with a commission for approval.

Gas and electricity rates are established from a revenue requirement, or cost of service, representing the utility’s total cost of providing distribution or delivery service to its customers. It includes operating expenses, depreciation, taxes and a fair and reasonable return on certain components of the utility’s regulated asset base, typically referred to as its rate base. The rate of return applied to the rate base is the utility’s weighted average cost of capital, representing its cost of debt and an allowed ROE intended to provide the utility with an opportunity to attract capital from investors and maintain its financial integrity. The total cost of service is apportioned among different customer classes and categories of service to establish the rates, through a process called rate design, for these classes of customers. The final cost of service and rate design are ultimately approved in the rate case decision.

The revenue requirement is derived from a comprehensive study of the utility’s total costs during a recent 12 month period of operations referred to as a test year. Each commission has its own rules and standards for adjustments to the test year which are intended to

26 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

arrive at the total costs expected in the first year new rates will be in effect, or the rate year, and may include forecast capital investments in determining rate year rate base. Often, known and measurable adjustments are made to test year data to reflect normal operating conditions. In Massachusetts, only limited adjustments to this test year are allowed, which are required to be both known and measurable. New York and Rhode Island allow more comprehensive adjustments to the test year.

In summary, the US regulatory regime is based on a building block approach intended to allow the utility to recover its cost of service and earn a return on its investments.

Our rate plans

We have five sets of electricity rates and seven sets of gas rates, covering our electricity distribution operations in upstate New York, Massachusetts, Rhode Island and New Hampshire, and our gas distribution networks in upstate New York, New York City, Long Island, Massachusetts, Rhode Island and New Hampshire. Distribution and transmission electricity services in upstate New York continue to be subject to a combined rate that is billed to end use customers. In New England, retail transmission rates reflect the recovery from our end use customers of wholesale transmission charges assessed to our electricity distribution companies. Wholesale rates for our electricity transmission network in New England and New York and for our Long Island generation business are subject to FERC approval.

We have regulatory arrangements that provide for the recovery of our historical investments and commitments related to our former electricity generation business that were stranded when some of our US subsidiaries divested their generation assets as part of industry restructuring and wholesale power deregulation in New England and New York. We have recovered most of our sunk investments in generation assets and revenue associated with stranded cost recoveries will decline significantly in future years.

Our rate plans are designed to produce a specific allowed ROE, by reference to an allowed operating expense level and rate base. Some rate plans include earned savings mechanisms that allow us to retain a proportion of the savings we achieve through improving efficiency, with the balance benefiting customers.

In addition, our performance under certain rate plans is subject to service performance targets. We may be subject to monetary penalties in cases where we do not meet those targets.

Allowed ROE in context

One measure used to monitor the performance of our regulated businesses is a comparison of achieved ROE to allowed ROE, with a target that the achieved should be equal to or above the allowed. This measure cannot be used in isolation, however, as there are a number of factors that may prevent us from achieving that target in any given year:

—

Regulatory lag: in the years following the rate year, costs may increase due to inflation or other factors. If the cost increases cannot be offset by productivity gains, the total cost to deliver will be higher as a proportion of revenue and therefore achieved ROE will be lowered.

—

Cost disallowances: a cost disallowance is a decision by the regulator that a certain expense should not be recovered in rates from customers. The regulator may do this for a variety of reasons. We can respond to some disallowances by choosing not to incur those costs; others may be unavoidable. As a result, unless offsetting cost reductions can be found, the achieved ROE will be lowered.

—

Market conditions: if a utility files a new rate case, the new allowed ROE may be below the current allowed ROE as financial market conditions may have changed. As such, a utility that appears to be underperforming the allowed ROE and files a new rate case may not succeed in increasing revenues.

We work to increase achieved ROEs through: productivity improvements; positive performance against incentives or earned savings mechanisms such as energy efficiency programmes, where available; and, through filing a new rate case when achieved returns are lower than that which the Company could reasonably expect to attain through a new rate case.

Features of our rate plans

We are responsible for billing our customers for their use of electricity and gas services. Customer bills typically comprise a commodity charge, covering the cost of the electricity or gas delivered, and charges covering our delivery service. Depending on the state, delivery rates are either based upon actual sales volumes and costs incurred in an historical test year, or on estimates of sales volumes and costs, and in both cases may differ from actual amounts. A substantial proportion of our costs, in particular electricity and gas purchases for supply to customers, are pass-through costs, meaning they are fully recoverable from our customers. Our charges to customers are designed to recover these costs with no profit. Rates are adjusted from time to time to ensure any over- or under-recovery of these costs is returned to, or recovered from, our customers. There can be timing differences between costs being incurred and rates being adjusted.

Revenue for our wholesale transmission business in New England and New York is collected from wholesale transmission customers, who are typically other utilities and include our own New England electricity distribution businesses. With the exception of upstate New York, which continues to combine retail transmission and distribution rates to end use customers, these wholesale transmission costs are incurred by distribution utilities on behalf of their customers and are fully recovered as a pass-through from end use customers as approved by each state commission.

Our Long Island generation plants sell capacity to LIPA under a power supply agreement, approved by FERC, which provides a similar economic effect to cost of service rate regulation. The contract expires in 2013 and new contract negotiations are underway.

In addition, in December 2011, LIPA announced that, after a lengthy competitive bid process related to the management services agreement, we had not been selected to continue to manage and operate Long Island’s electricity system beyond the term of the current agreement, which expires on 31 December 2013.

Annual Report and Accounts 2011/12 National Grid plc 27

Business Review

Our operating environment continued

Regulatory filings

The objectives of our rate case filings are to ensure we have the right cost of service with the ability to earn a fair and reasonable rate of return, while providing a safe and reliable service to our customers. In order to achieve these objectives and to reduce regulatory lag, we have been requesting structural changes, such as revenue decoupling mechanisms, capital trackers, commodity related bad debt true ups, and pension and other post-employment benefit (OPEB) true ups, separately from base rates. These terms are explained below the table on the opposite page.

The chart below shows the progress we have made on these regulatory principles (excluding New Hampshire). We continue to work towards implementing these regulatory principles across our US business.

Although many of our rate plans feature revenue decoupling, in some cases decoupling applies only to some classes of customer. As a result, the proportion of revenues which is decoupled is 91% for our electricity businesses and 64% for our gas businesses for 2011/12. Transmission and generation revenue is effectively decoupled.

We have ongoing regulatory filings associated with downstate New York deferrals and tax refunds and the disposal of New Hampshire businesses. Progress continues in these areas. Below we summarise significant developments in rate filings during the year.

Upstate New York 2012 rate filing

On 27 April 2012, we filed a one year rate plan filing for our upstate New York electricity and gas businesses, to take effect from 1 April 2013. The filing included a request for an increase in electricity delivery revenue of $131 million. This would be more than offset by approximately $190 million per annum of rate reductions related to the recovery of certain past deferred costs, resulting in an overall net decrease of approximately $59 million to customers. The filing also includes a request for an increase in gas delivery revenue of $40 million, which would be partially offset by a net decrease in deferral recovery of $29 million. The filing is based on an ROE of 10.55% for the one year rate filing, and includes annual reconciliation mechanisms for certain non-controllable costs.

The filing, which is expected to take 11 months to review and to conclude in March 2013, includes investments of $454 million and $82 million in the electricity and gas businesses respectively. The increased electricity service costs also include the creation of a $29 million sustainable storm fund.

Upstate New York deferral filing

On 16 December 2011, NYPSC approved Niagara Mohawk Power Corporation’s request to recover $240 million in deferred costs ($211 million related to deferred environmental, capital expenditure, and pension costs included in our July 2011 deferral filing, $25 million related to recent storm response costs, and $4 million related to carrying charges and other adjustments). This amount will be collected over 15 months, effective from 1 January 2012. In addition, NYPSC approved the removal of $573 million from Niagara Mohawk’s rates related to stranded cost recoveries.

New York State review

In February 2011, NYPSC instituted a New York State proceeding to review its site investigation and environmental remediation (SIR) expenditure policies. The proceeding directed New York State’s utilities to assist in developing the future scope of utility SIR programmes including cost containment, cost allocation and methods for minimising the impact on customers of SIR cost recovery. A Recommended Decision was issued on 3 November 2011 – the proceeding is open and ongoing.

Rhode Island 2012 rate filing and appeal of ruling in 2009 rate filing

On 27 April 2012, we filed a new rate plan for our Rhode Island electricity and gas businesses, to take effect from 1 February 2013. The filing requests increases in electricity distribution revenue of $31 million and gas delivery revenue of $20 million, based on an ROE of 10.75% with annual reconciliation mechanisms for certain non-controllable costs such as pensions and OPEB, property taxes and commodity bad debt true up.

In order to ensure the new investments are effectively implemented, the new filing sets out the case for new rates, cost of service allowances and other needs for the businesses. The capital spending programme for these two utilities is addressed annually outside of this filing. The current levels of approved capital investment for the year which commenced on 1 April 2012 are $61.9 million for the gas system and $56.5 million for the electricity system. The filing is expected to take nine months to review and to conclude in January 2013.

On 23 January 2012, the Rhode Island Supreme Court issued its decision on our appeal of RIPUC’s decision in its 2009 rate case. The Court reversed RIPUC’s decision to impose National Grid’s capital structure onto Narragansett but affirmed their decision to disallow 50% of our incentive compensation. On 11 April 2012, RIPUC adopted a settlement resolving the capital structure aspects of the rate order, which we had appealed. The settlement authorises Narragansett a capital structure comprised of 48.78% common equity, an overall rate of return of 7.31%, and an additional $3.2 million electricity rate increase, effective from 23 April 2012.

Overland audit

In February 2011, NYPSC selected Overland Consulting Inc., a management consulting firm, to perform a management audit of our affiliate cost allocations, policies and procedures. The audit of these service company charges seeks to determine if any service company transactions have resulted in unreasonable costs to New York customers for the provision of delivery services. If potentially material levels of misallocated or inappropriate costs are discovered, at the direction of NYPSC, the investigation will be expanded to prior years to determine if they have been charged to the New York utilities. A report of this review to NYPSC is anticipated in 2012.

28      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Summary of US price controls and rate plans

* Both transmission and distribution, excluding stranded costs

†Revenue decoupling

A mechanism that removes the link between a utility’s revenue and sales volume so that the utility is indifferent to changes in usage. Revenues are reconciled to a revenue target, with differences billed or credited to customers. Allows the utility to support energy efficiency.

‡Capital tracker

A mechanism that allows for the recovery of the revenue requirement of incremental capital investment above that embedded in base rates, including depreciation, property taxes and a return on the incremental investment.

§Commodity related bad debt true up

A mechanism that allows a utility to reconcile commodity related bad debt to either actual commodity related bad debt or to a specified commodity related bad debt write-off percentage. For electricity utilities, this mechanism also includes working capital.

¯ Pension/OPEB true up

A mechanism that reconciles the actual non capitalised costs of pension and OPEB and the actual amount recovered in base rates. The difference may be amortised and recovered over a period or deferred for a future rate case.

Annual Report and Accounts 2011/12 National Grid plc      29

Business Review

Delivering our strategy

The following chart demonstrates the alignment between the elements of our strategy, the strategic objectives that will enable us to deliver it, the risks we face and what we have delivered this year.

30      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Use this as a road map to the content on pages 32 to 55.

Engaging externally	Disciplined investment	Total Shareholder Return
		Measuring performance – our KPIs See pages 38 to 39. This section highlights our KPIs with comparison to prior years. Analysis of the performance can be found in the relevant sections under How do we deliver?
Stakeholder engagement Stakeholders' views form an integral part of the way we do business and make decisions.	**Balance and spread of businesses** Our blend of businesses generate cash to support dividends, and investment in assets to support equity growth and future revenues.	
Law and regulation Changes in law and regulation may affect our performance.	**Business development activity** New operations may not have the desired outcomes.	**Responding to our risks** See pages 44 to 46. This section outlines our approach to managing our principal risks.
	Financing and liquidity Our future growth requires access to capital markets at commercially acceptable interest rates.	
	Employees and others We need to attract and retain a diverse mix of talented people and ensure they are engaged to act in our best interests.	
Implemented the new US management structure See A new way of doing business page 49	Delivered the UK investment programme See London power tunnels page 55	**What we delivered this year** See pages 48 to 55. In this section we use case studies to provide a detailed insight into some of the focus areas and our achievements during the year.
Working with the Government on new legislation See Electricity market reform page 53	Continued reliability investment programmes in the US See Upgrading an ageing network page 55	
Submitted business plans under the new UK RIIO price control framework See Talking networks page 53	Made smart investments in non-regulated assets See Partnering for mutual benefit page 54	
Strengthen and sometimes rebuild relationships following the devastation of major storms See Storms response page 52	Accelerated employee programmes to build a skilled and engaged workforce See Investing in our people page 54

Annual Report and Accounts 2011/12 National Grid plc      31

Business Review

Delivering our strategy

How do we deliver?

Our people are the foundation of what we do. It is through their actions that we will deliver our strategy; ensuring we have a skilled, engaged and dedicated workforce is essential to this. Delivering a safe and reliable network is the number one priority for our people. We also remain committed to being an innovative leader in energy management and to safeguarding our global environment for future generations.

The relationships we hold with our regulators, customers and communities continue to be important; we have made changes to forge even deeper relationships and broaden our engagement with stakeholders.

We continue to invest to create organic growth and evaluate other investment opportunities as they arise. Any investment we make will fit with our strategic goals, deliver a reasonable return and maintain the balance and spread of our businesses.

People

We are committed to developing our employees to the best of their abilities and to ensuring we have access to the widest possible pool of talent to meet the current and future requirements of our business.

Building an engaged workforce

We measure how engaged our people are through our employee engagement index, calculated from certain questions in our employee survey. Our 2012 employee survey included 68 questions and was completed by 84% of our employees. The results allow us to identify specific areas where we are performing well and those areas we need to improve.

We have undergone a significant amount of change within our US business having completed the transition to the new jurisdictional operating model including identifying 1,150 roles that have been removed from our structure. Significant change affects each employee differently and, as expected, this has affected our 2012 global employee engagement index, which has decreased compared to the last results in 2010. We are now embarking on a review of our UK operating model to ensure that it is scalable and structured correctly to deliver the increasing capital investment programme and to be successful under the new RIIO price control framework.

We want to make sure our people are as fully engaged as they can be. To demonstrate our ongoing commitment to this important area, one of our 2012/13 shared priorities is to increase levels of employee engagement across all our teams. We have created a Company wide framework called engaging for performance that explains what we believe contributes to increasing engagement, which in turn results in higher levels of performance.

Survey reports are produced at Company wide, region, business unit, function and team levels and associated action plans are created. The engaging for performance framework provides managers with access to practical and easy to use tools and guidance to support them when developing team action plans.

Communicating for success

Good communication helps employee engagement and we have multiple communication channels to ensure our more than 25,000 employees have access to information that is relevant to them and so that they feel connected to the business. We use our intranet site to make announcements, share our achievements and to communicate what we have learnt and other information useful to our people. We also have various open forums where senior leaders share key topics relevant to our business. These provide our people with the opportunity to ask questions and connect with leadership. We produce a monthly magazine and use various team forums and other traditional communication methods such as email broadcasts and discussion boards.

Aligning individual and corporate goals

The incentive plans for our Executive Directors include financial measures such as earnings, returns and cash flow which align their interests with the success of the Company. See the Remuneration Report section of Corporate Governance on pages 90 to 106 for more information.

Our strategy is cascaded to employees. This ensures that the objectives of each employee align with those of the Company and the actions required to deliver the strategy are allocated to and shared by all our people, connecting them to our corporate goals.

Our performance, talent and reward management process for managers links incentive compensation to an assessment of both what the individual has achieved and how those outcomes have been achieved, with reference to their individual objectives. This provides ongoing incentive for all managers to contribute to the achievement of our strategic goals and ensures that our top performers are recognised for their contributions.

32      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Building capability

We have reviewed the leadership, business and technical capabilities that we will need to ensure we are successful, including: driving process excellence; innovation; and stakeholder management. We are designing tools and processes to help elevate our capabilities in those areas and they will be supported by training programmes and other learning opportunities. We have invested in a range of technologies that will enhance the learning experience and reduce the cost associated with training delivery. We endeavour to continually improve the quality of our new talent development programmes and our focus on this has external recognition, including 2010 Ofsted grade 1 outstanding performance rating and UK Learning and Skills Improvement Service Beacon status.

Our graduate scheme is well regarded and we have continued to be an employer of choice. In 2012, we were ranked 84 in the Times Top 100 graduate employers, an improvement on 2011 when we entered the Top 100 for the first time. Our graduate retention levels are good, standing at 86%.

The foundations of leadership programme, aimed at the next generation of managers, continued to run throughout 2011. For our female employees, we also continued to provide access to the Springboard and Spring Forward development programmes in the UK and Women Empowered in the US. We appeared in the Times Top 50 Employers for Women 2012, appearing in the list since 2006.

Promoting inclusion and diversity

We aim to develop and operate our business with an inclusive and diverse culture, ensuring equal opportunity in recruitment, career development, training and reward for all employees regardless of race, gender, nationality, age, disability, sexual orientation, gender identity, religion and background. Where existing employees become disabled, our policy is to provide continued employment and training wherever practical. A focus for 2011/12 was creating a level playing field in the organisation. These policies support the attraction and retention of the best people, improve effectiveness, deliver superior performance and enhance our success.

Our employee resource groups, which cover areas including gender, ethnicity, disability, faith, sexual orientation, veterans and new employees, continue to have good membership. These groups deliver opportunities for professional development, networking, supporting our community relations activities and increasing the broader understanding of inclusion and diversity through workshops, presentations and other educational events.

Information on our inclusion and diversity policies can be found on the corporate responsibility section of our website.

Attracting the best people

As a result of our extensive capital investment plans in the UK, we need to increase our employee numbers in key parts of our business, particularly engineers and other technical roles. In 2011/12, we have recruited more than 450 engineers and, over the next nine years, we expect to recruit over 2,500 more.

We are establishing medium- and long-term talent pipelines and have launched an engineering entry programme for recent graduates with science, technology, engineering or maths (STEM) degrees. The two year comprehensive and structured training programme will provide a blend of practical experience with traditional training programmes and will help the recruits develop project management and development expertise, as well as increase their technical knowledge and gain specialist experience of the energy sector. On successful completion, they will be appointed to a permanent role.

With an ageing workforce and declining interest in STEM subjects by young people, pressure on recruitment will continue for many years. Our long-term talent programmes will help to provide us with the expertise we need to be successful well into the future. This year in the UK, we worked with more than 3,900 school students giving them an insight into engineering, the energy sector and National Grid. We delivered 22 open days, ran two residential work experience week courses for nearly 100 15 year olds at our training centre, supported seven engineering education scheme projects, delivered 30 STEM enhancement days and many talks in schools. In the US, we face similar challenges to ensure we have access to top quality, well trained candidates to maintain the number and quality of our workforce over time. Over the next 10 years, we expect to fill around 800 management level roles that require an engineering background and we run a number of initiatives similar to those in the UK. In addition to our work in the US with school aged children to inspire interest in STEM subjects, we work with local community colleges on their energy utility technology programmes designed to give students the technical and practical skills required to work on the construction or maintenance of power lines. We also run our own engineering pipeline programme and have recently completed the second year. This six year development programme is designed to inspire promising students to become engineers and provide them with an opportunity for fast tracked employment with us.

Safety and reliability

Providing safe and reliable services is what our customers expect.

Keeping our people and the public safe

While our employee lost time injury frequency rate was 0.18, the same as 2010/11, this year we have seen accidents leading to the deaths of two members of the public and one contractor. We have investigated thoroughly and learnt from these tragedies.

We recognise the need to reinvigorate and reinforce our safety agenda across the Company. All our senior leadership team are asked to be visible safety leaders actively engaging with employees to drive our safety ambition forward and ensuring lessons learnt from any incidents are acted on as appropriate.

Further development of our safety culture will be critical to navigating the heightened risks that come with our expanding capital investment programme. Key parts of the business have undertaken safety culture surveys to capture what our employees think about how we manage safety and help us identify areas where we need to improve. We are committed to ensuring that everyone has the expertise, and exhibits the right behaviours, to work safely and without harm. We will also leverage our size, and learn from our partners, to identify best practices and ensure these are shared and implemented across our business.

A recent area of focus has been deploying a major accident hazard framework and risk methodology and standards that build greater structure into process safety and risk management. These standards have been developed collaboratively by technical specialists in the UK and US. The requirements are being discussed

Annual Report and Accounts 2011/12 National Grid plc      33

Business Review

Delivering our strategy

How do we deliver? continued

with all of our relevant businesses and teams to ensure they are implemented and applied consistently. A review process has been established using technical specialists and third party independent assessors to aid sharing and consistent application of standards.

Our Executive Committee monitors progress against our safety goals monthly and the Board’s governance arrangements for the oversight of safety are being strengthened.

Delivering reliability

Our licences and regulatory agreements set out reliability targets and these are linked to our revenue streams. Excluding the impact of storms in the US, we are pleased to report that we have substantially met all our reliability targets for the year. We failed one target in Massachusetts, however, due to our good performance against other targets for the state, this had no financial impact. After failing to meet some of our emergency standards of service last year and being fined £4.3 million by Ofgem, we are also pleased to report that we met all our standards of service in the UK this year.

Reliability is achieved through four interrelated actions: planning our capital investments to meet changing demand and supply patterns; designing and building robust networks; risk based maintenance and replacement programmes; and detailed and tested incident response plans.

Our UK Future Energy Scenarios publication outlines our forecasts for energy needs in the UK up to 2050. We use this to inform our capital investment plans and ensure our networks will deliver what is required in the future. In the US, we are taking part in the Eastern Interconnection Planning Collaborative, funded by the US Department of Energy, and working with other utilities, regulators and independent system operators to model future energy scenarios and consider their effects on the future of the electricity transmission grid by 2030.

Our construction teams work closely with our engineers to ensure that the networks designed and built will meet internal and external technical specifications and deliver the required levels of reliability once brought into service. Our UK Transmission business, where the majority of our capital investment will be undertaken, is PAS 55 and ISO 9001 certified, and has detailed procedures in place governing a project throughout each phase of scoping, design, commissioning and the transition to normal operations. Key roles on each project are defined and owners assigned, along with appropriate independent checks to ensure quality is maintained.

We collect and analyse a large quantity of data relating to network reliability including faults, failures and defect information. Using this information, asset health indices are assigned to the major equipment groups. These are then considered together with safety, system and environmental criticality to give replacement priorities that feed into our maintenance and replacement programmes.

Planning for a disaster can take a number of forms. In December, our US team worked with the Department of Homeland Security, FBI, local law enforcement and fire departments and other government agencies in a simulated attack on one of our generation plants. The simulation tested our emergency response plans, validating the plans already in place and identifying areas for improvement.

Our commitment to reliability extends to our efforts to restore electricity and gas to customers in a timely manner when an outage occurs. Major flooding of the Mohawk River, in the area of the Amsterdam and Rotterdam Junction in New York, led to significant damage to our gas facilities at several locations and resulted in approximately 440 customers losing their gas supply. Permanent repairs to the damaged facilities would have taken months, an outcome unacceptable to both us and our customers. We embarked on a plan to bring in LNG, a remedy with little or no precedent in New York. With extensive work by our crews and cooperation of NYPSC, New York State Departments of Transportation and Environmental Protection, the local fire department and others, we were able to successfully restore gas services within a week. Our service territories were in some cases seriously affected by storms this year which resulted in large restoration efforts across our businesses. While we try and learn lessons from these events and improve how we deal with them, our responses to some of them, such as tropical storm Irene and the October snow storm, are subject to investigations by a number of our regulators.

Smart grid

Modernising our networks is an essential part of our continued growth. In the US, we anticipate receiving a regulatory order this summer to carry out a $44 million pilot in Worcester, Massachusetts. We expect to test customer choice with a goal of reducing energy use by 5% as well as implementing new distribution grid equipment that has the potential to make capital investment more efficient, reduce losses, improve reliability, and assist with storm restoration as we modernise the grid. This pilot will serve to show what will be possible across the US business.

Environmental responsibility

As a responsible business, we are committed to protecting the environment for current and future generations.

Investing in and running electricity and gas networks means we use energy and raw materials, and produce waste. Our goal is to reduce any adverse effect we may have and we look for ways to improve the environment. We embrace new technology and methods to use resources more efficiently and sustainably, seek to responsibly refurbish existing assets and reduce waste through recycling and materials efficiency.

Reducing greenhouse gases

We have continued with our climate change and energy efficiency programmes and remain committed to our targets of a 45% reduction in Scope 1 and 2 greenhouse gas (GHG) emissions by 2020 and 80% by 2050. Refer to the glossary on page 193 for a definition of Scope 1 and 2 emissions. We continue to look for new technology or more efficient equipment that will help us achieve these goals and we have outperformed a number of targets for emissions during the year, including some tied to incentive revenues. Our total Scope 1 and 2 emissions for 2011/12 were 8.7 million tonnes carbon dioxide equivalent. This represents a 55% reduction on our 1990 base line. We have refreshed our rolling five year GHG reduction plans and, although our 2011/12 outturn is better than our 2020 target, we have many challenges through the next few years that will require considerable focus in the business.

We have a number of ongoing initiatives that have helped achieve these results. Some of our gas distribution networks in both the UK and US consist of old metallic pipe, which contributes significantly to the gas losses from our system. We have replaced around 2,500 kilometres of this leak prone pipe during the year across our UK and US businesses and have estimated the replacements in the UK will achieve the equivalent of a 3% reduction in gas losses each year.

34      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

In the UK, we also now use computerised pressure management equipment that matches system pressures with demand, improving safety, driving considerable reductions in gas losses and, consequently, reducing the level of our greenhouse gas effects. We also continued our focus on reducing the losses of SF6, a powerful greenhouse gas, from high voltage switchgear on our system through improved leak detection and repair processes and continue research to identify alternatives.

Supporting the move to a low carbon economy

In the UK, we are already developing networks to facilitate new generation, eg commissioning Cleve Hill substation to enable London Array Limited to connect the world’s largest wind farm.

In the US, we are investing in oil to gas conversions in customer premises and installing gas infrastructure and services to support new construction. Over the last three years we have connected over 120,000 new gas heating customers. Demand for new interconnections of green generation in the US is on the rise with a 70% increase in the applications received in New York and New England in 2011. These included combined heat and power, farm waste, fuel cells, hydro, solar and wind projects. In response to this escalating market demand we have created two new groups within our business to process the requests efficiently and ensure they are connected in accordance with the appropriate technical standards and the applicable state tariffs.

We recently installed 32 new electric vehicle charging stations in Massachusetts under the Coulomb Technologies’ ChargePoint America programme. Through programmes such as these, we offer our customers more sustainable energy options that help to protect the environment.

Stakeholder engagement

Stakeholders’ views form an integral part of the way we do business and make decisions.

Meeting the needs of stakeholders

Our stakeholder engagement principles include:

—	Integrity: We will be open and engaging so we can develop a clear understanding of what our stakeholders want us to deliver.
—	Accountability: We will inform stakeholders of how their views have been taken into account and, if they have not, the reasons why.
—	Transparency: We will conduct our engagement activities in a transparent manner, ensuring all relevant information is readily available and understandable to all stakeholders.
—	Inclusivity: We recognise the need to increase engagement with the broadest possible range of our stakeholders and we will seek their views.

For example, in the course of developing our electricity and gas transmission and gas distribution business plans for RIIO-T1 and RIIO-GD1, we held 26 workshops, talking directly to several hundred stakeholders with a broad range of interests. We produced three written consultations, held numerous forums and focus groups, undertook in-depth telephone interviews and surveyed opinions from over 10,000 customers. We used an independent third party to facilitate our stakeholder engagement so we could be sure we were not unwittingly influencing, misunderstanding or misinterpreting what our stakeholders were saying. For our Worcester smart grid pilot, we held a two day ‘appreciative inquiry summit’ to engage with the local community including local government, businesses and households. We recognise active participation from a broad cross section of the community will be important to complete the pilot successfully.

Our regulators remain an important area of focus for our stakeholder engagement activities. Through our new US jurisdictional focus, we are better able to communicate with our regulators, ensuring they have a point of contact that understands their perspective and is committed to meeting their needs. We have also opened an office in Brussels to establish a stronger and more visible presence with EU institutions and policy makers on key strategic issues facing us in the years to come.

Industry engagement

Participation by our employees on other bodies allows us to engage more broadly, and we aim to be supportive of roles on industry boards and other groups. For example, our US vice president, engineering standards and policy, currently sits on the US Department of Transportation’s Technical Pipeline Safety Standards Committee. Engagement such as this allows us to participate in and inform debates as they occur and to learn from the best practices of others. In the wake of the San Bruno gas explosion, the US Government passed into law the Pipeline Safety, Regulatory Certainty and Job Creation Act. Some of the new rules and safeguards coming out of the law are a direct result of the issues discussed by the Committee.

Improving customer service

We recognise the importance of good customer and community relationships. Success is evident from the improved results in our key Ofgem customer satisfaction studies in the UK as shown in our KPIs on page 39. We participate in four studies in the J.D. Power and Associates customer satisfaction study in the US. Our target goal was a one quartile improvement in each of the four studies. We achieved this in the Business Gas study. However, in the Business Electric and Residential Electric studies, we remained in the same quartile and in the Residential Gas study we fell one quartile.

In late 2011, we opened our new integrated UK Gas Distribution customer centres in Hinckley and Leicester, which combine cutting edge technology and specialist training to offer a fresh approach to customer service. The new technology provides greater visibility of all the work we are doing, allowing our employees to respond more effectively and resolve more enquiries on the first call, resulting in improved service and customer satisfaction. The centres provide our customers with a single point of contact 24 hours a day, seven days a week to ensure we can always maintain a high level of service and meet our commitments. The importance of this work in the UK will be reinforced by requirements under the new RIIO price control, where customer satisfaction is a specific output measure linked to our potential revenue.

Working with our communities

We believe that helping local businesses is one of the best ways to help the communities we serve. If they are strong and growing we will be too. Through our community investment initiatives, we aim to identify and support local projects that can have a positive effect in the communities in which we operate.

In the US, since 2003, our economic development grants have totalled $53 million and have helped create or retain more than 19,000 jobs. In December 2011, we provided $1 million to Albany, New York for use in their State Street revitalisation. The grant will help build new footpaths, underground conduits, decorative lighting and other amenities. This revitalisation programme is expected to help the city’s economic growth by attracting more businesses, residents and visitors to the area.

Annual Report and Accounts 2011/12 National Grid plc      35

Business Review

Delivering our strategy

How do we deliver? continued

We have even extended our outreach to include the communities in which our key suppliers operate. The Global SpirIT initiative raises funds for the education of underprivileged children in India, where we have been working with IT suppliers for over 17 years.

Balance and spread of businesses

We deliver our returns to shareholders through a balance of equity growth and cash returned in the form of a growing dividend. This is supported by the complementary features of the businesses which, together, make up our group.

National Grid today consists of a balanced blend of distinct regulated businesses in the UK and US and some non-regulated businesses, primarily in the UK. This includes a mixture of cash generative developed assets with minimal investment requirements (such as our existing interconnectors and National Grid Metering), businesses with low to medium levels of growth and positive cash generation (such as our UK and US distribution businesses) and businesses with high levels of investment and growth (such as our UK electricity transmission business and potential new non-regulated investments).

We continue to develop our balance and mix of businesses through cycles of investment and cash generation. Our target is to maximise shareholder value while delivering appropriate levels of both cash generation, to support dividends, and investment in assets, to support equity growth and future revenues.

We consider a number of factors when assessing any current or future business’ contribution to the group. This includes its contribution to cash flows and earnings, its asset base growth and funding requirements and the regulatory or commercial framework applying to that business. On an ongoing basis we review the business balance, considering our strategic objectives and long-term growth opportunities.

Where an individual business is not expected to exhibit the range of characteristics we are looking for within a reasonable timeframe, or where we are offered a higher value for the business than we might place on it, we will consider selling that business. In the last year, we have sold Seneca-Upshur, a gas and oil exploration and production business in the US, and our OnStream non-regulated metering business in the UK and we await the final regulatory approvals for the sale of our Granite State Electric and EnergyNorth businesses in New Hampshire which we announced in December 2010.

Financial outperformance

We aim to maximise our returns within the constraints of our regulatory agreements, while continuing to invest for future growth.

We have seen a good financial performance this year with positive movement in all our financial KPIs excluding the impact of timing differences and major storms, where relevant.

Capital investment programme

A feature of our price controls and rate plans is that we earn a return on our regulated asset base. As a result, as our regulated asset base increases our returns should similarly increase. We continue to invest in our regulated asset base and, in the UK, our RIIO submissions have reflected a need for investment over the eight year price control in excess of £31 billion for our UK Transmission and UK Gas Distribution businesses. This is dependent on the location and number of new connections required and, if achieved, will represent an average cumulative annual growth rate in our regulated asset value of over 8%.

This amount of investment will not be without its challenges: obtaining planning permission for major projects is time consuming and can create delays; finding and developing enough people with the right skills will be difficult; and managing the costs of key inputs that are forecast to increase faster than the rate of inflation due to worldwide demand for these products, will also pose a challenge.

In the US, we will continue to invest in our regulated asset base with a focus on modernising and maintaining our network and, where appropriate, increasing its capacity. For example, work is underway with FERC and other utilities on the construction of the New England East-West Solution. This is a new transmission line in southern New England that will increase capacity in a constrained area of the grid and once completed will represent a significant investment in a new transmission asset.

We continue to look for smart investments in non-regulated businesses and are assessing expansion plans for our Grain LNG business.

Despite the Government withdrawing funding for the proposed carbon capture and storage (CCS) project at Longannet, we believe CCS to be an important element in the Government’s strategy to achieve its carbon reduction targets. We are working with several UK emitters to develop CCS projects; these are seeking funding through a Government competition that is scheduled for the second half of 2012.

Work continues on plans for an interconnector between the UK and Belgium, a joint project with the Belgian transmission system operator which will be the first electricity link between the two countries. The 1,000 megawatt undersea cable will run between Zeebrugge and Richborough and is expected to enter commercial operation in 2018.

Remuneration from investment

In the UK, we work closely with Ofgem and the Health and Safety Executive, the main safety regulator in the UK, to balance the needs of all stakeholders for a safe and reliable network with a price control that provides the required return to allow us to operate our businesses effectively. We will only accept a price control settlement if we believe that it achieves this balance. In the US, some of our rate plans do not include capital trackers and therefore spend on capital programmes may be unremunerated until we file a new rate case. We carefully track our capital spending compared to our rate allowances and, when we believe additional spending is required, we may file a new rate case.

For more information on the features of our price controls and rate plans, refer to pages 25 to 29.

Incentives and outperformance

In the UK, achieving output targets to earn incentive revenue is a key element of our ability to provide superior financial returns. Our price control plans have historically included a range of incentive mechanisms and under RIIO the importance of incentive revenue will increase. Examples of our current incentive mechanisms include:

—	Transmission network reliability: if we achieve our reliability targets we can earn an incentive of up to 1% of revenue, however, if we fail, we can incur a penalty of up to 1.5%.

36      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

—

Day ahead gas demand forecast: if we achieve targets for the accuracy of the forecast published daily on our website, we can receive an incentive payment of up to around £8 million, however penalties can be charged if the forecast is inaccurate.

—	Greenhouse gas emissions: we can earn incentive payments if certain greenhouse gas emissions are below targets.

Our US rate plans generally do not feature the same variety of incentive mechanisms used in the UK, however, some include earned savings mechanisms that allow us to retain a proportion of the savings we achieve through improving energy efficiency, with the balance benefiting customers. In addition, the electric generation power supply agreement with LIPA contains a performance-based incentive and penalty mechanism. We may earn or lose up to $4 million depending on how well we operate the generation units as measured by reliability, efficiency and capacity metrics.

Under our UK price controls and some of our US rate plans, our revenues include an imputed cost of debt. We manage our interest rate risk using fixed- and floating-rate debt and derivative financial instruments including interest rate swaps, swaptions and forward rate agreements. Where we actively manage our interest rate risk, we seek to minimise total financing costs (being interest costs and changes in the market value of debt), subject to constraints, with the aim of outperforming the imputed cost of debt. The Finance Committee regularly monitors performance by comparing the actual total financing costs with those of a comparable, passively managed, benchmark portfolio.

Increasing productivity

We are undertaking a number of transformation initiatives to improve the efficiency and effectiveness of our operations.

Our global information systems (IS) transformation project will replace ageing IS infrastructure that currently limits our ability to deliver reliable IT systems and inhibits the creation of platforms for growth. Under a partner provided approach, our IS services will offer a more flexible, cost effective, transparent and responsive delivery model. Our UK Gas Distribution front office programme has progressed significantly during the year and is already showing benefits. The final deployment of the system, which will help our repair and construction teams, is on track to complete ahead of the Olympics this summer. More information on these programmes can be found in the case studies on pages 48 and 49.

In the US, we are replacing two legacy information systems along with a range of ancillary systems. This change, in conjunction with various process improvement initiatives within our US finance function, simplifies our cost allocation methodology, allows better jurisdictional reporting and improves controls over our financial reporting processes.

Each of these transformation initiatives contributes to our ability to support our future growth, improve operational performance and efficiency, and respond to the needs of our stakeholders.

Managing costs

As discussed on pages 24 to 29, our allowed revenues are set in reference to an expected cost to deliver our services. We must manage our costs closely within that framework as, without the permission of our regulators, we may not be able to increase our revenues to compensate for cost overruns. We set budgets and assign owners for cost centres within the business who are responsible for delivering set outputs within that budget.

2012/13 priorities

At the beginning of each year, we set ourselves priorities; achieving these will help us deliver our strategy. We separate our priorities between shared priorities that are the responsibility of every employee, and UK and US specific priorities.

Shared priorities
—	deliver a step change improvement in safety performance across our organisation;
—	increase levels of employee engagement across all teams;
—	deliver significant improvements in how we meet our customer commitments; and
—	achieve our financial targets.
UK priorities
—	deliver the core UK Transmission and UK Gas Distribution investment programmes;
—	agree a RIIO price control for both transmission and gas distribution that allows a reasonable return for investors;
—	develop and implement the right processes and organisational model that will allow us to be successful under RIIO and maintain our credit ratings;
—	deepen relationships with important European stakeholders and raise our profile within the EU; and
—	make progress in developing growth opportunities, including non-regulated businesses.
US priorities
—	focus on process excellence and modernising our networks;
—	deliver planned regulatory filings;
—	deepen our relationships with our communities and stakeholders, to help achieve their local economic and environmental goals; and
—	ensure continuous improvement is embedded in the organisation and our costs have clear transparency to ensure regulated recovery.

Annual Report and Accounts 2011/12 National Grid plc      37

Business Review

Delivering our strategy

Measuring performance – our KPIs

Financial KPIs

Strategic element#	Measuring performance for	KPI	Definition
All:	Financial outperformance	Total shareholder return	Average of the closing daily TSR levels for the 30 day period up to and including that date, assuming dividends have been reinvested
		Adjusted earnings per share	Adjusted earnings* divided by the weighted average number of shares
		Group return on equity	Adjusted earnings* with certain regulatory based adjustments divided by equity
		Regulated controllable operating costs	Regulated controllable operating costs, excluding bad debts, as a proportion of regulated assets

We measure the achievement of our objectives, make operational and investment decisions and reward our employees through the use of qualitative assessments and through the monitoring of quantitative indicators. To provide a full and rounded view of our business, we use non-financial as well as financial measures. Although all these measures are important, some are considered to be of more significance than others, and these more significant measures are designated as KPIs.

KPIs are used to measure our progress on strategic priorities, aligning with those activities that combine to deliver our strategy. Non-financial KPIs are often leading indicators of future financial performance as improvements in these measures build our competitive advantage, for example through attractive regulatory arrangements and in competition for future growth opportunities. Financial KPIs are trailing indicators of the success of past initiatives and specific programmes. They also highlight areas for further improvement and allow us to ensure our actions are culminating in sustainable long-term growth in shareholder value.

Commentary on our overall financial results can be found on pages 56 to 63, and information on the performance and financial results of each line of business is set out on pages 64 to 71.	# *

Refers to the four elements of our strategy: operational excellence; innovation & efficiency; engaging externally; and disciplined investment

Adjusted earnings exclude exceptional items, remeasurements and stranded cost recoveries

	+	2007/08 data include continuing operations acquired with KeySpan for the period from 24 August 2007 to 31 March 2008 or as at 31 March 2008
	†	Comparative data have been restated for the effect of the bonus element of the rights issue and the scrip dividend issues
	^	2007/08 results include KeySpan operations on a pro forma financial performance basis assuming the acquisition occurred on 1 April 2007
	‡	Prior years restated for consistency. See page 57 for more information
	¯	Prior years have been restated on a constant currency basis

38 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Non-financial KPIs

Strategic element#	Measuring performance for	KPI	Definition
Operational excellence:	Safety and reliability	Employee lost time injury frequency rate	Number of employee lost time injuries per 100,000 hours worked on a 12 month basis

		Network reliability targets	Various definitions appropriate to the relevant line of business

All:	People	Employee engagement index	Employee engagement index calculated using responses to our employee survey

Engaging externally:	Stakeholder engagement	Customer satisfaction	Our position in customer satisfaction surveys

Innovation & efficiency:	Environmental responsibility	Greenhouse gas emissions	Percentage reduction in greenhouse gas emissions against our 1990 baseline

Network reliability targets

	Performance					Measure	Target

	07/08	08/09	09/10	10/11	11/12		11/12

Electricity transmission – UK	99.9999	99.9999	99.9999	99.9999	99.999999	%	99.9999

Gas transmission – UK	100	100	100	100	100	%	100

Gas distribution – UK	99.999	99.9999	99.999	99.999	99.999	%	99.999

Electricity transmission – US	437	266	147	414	558	MWh losses	*

Electricity distribution – US	110	114	114	123	121	Minutes of outage	*

*Targets are set jurisdictionally by operating company
See page 34 for additional details on network reliability
Customer satisfaction

			Performance (quartile)			Measure	Target

			09/10	10/11	11/12

UK Gas Distribution			4th	4th	3rd	Quartile ranking	Improve

Gas distribution – US: Residential			3rd	2nd	3rd	Quartile ranking	Improve

Gas distribution – US: Commercial			2nd	4th	3rd	Quartile ranking	Improve

Electricity – US: Residential			4th	3rd	3rd	Quartile ranking	Improve

Electricity – US: Commercial			3rd	2nd	2nd	Quartile ranking	Improve

Annual Report and Accounts 2011/12 National Grid plc      39

Business Review

Delivering our strategy

Risks to delivery

The Board is committed to the long-term success of the Company and the protection of our reputation and assets. It ensures we maintain a sound system of internal control in order to safeguard the interests of our shareholders.

Our system of internal control, and in particular our risk management process, has been designed to manage rather than eliminate material risks to the achievement of our strategic and business objectives while also recognising that any such process can provide only reasonable, and not absolute, assurance against material misstatement or loss. This process complies with the Turnbull working party guidance, revised October 2005, and additionally contributes to our compliance with the obligations under the Sarbanes-Oxley Act 2002 and other internal assurance activities.

In accordance with the UK Corporate Governance Code and the schedule of matters reserved to the Board, the Board retains overall responsibility for our system of internal control and monitoring of its effectiveness. Our system of internal control is based on thorough and systematic processes for the identification and assessment of business critical risks and their management and monitoring over time. In depth reports are provided from both line managers and internal assurance providers such as corporate audit, corporate risk and ethics and compliance. These reports are provided to the Committees in relation to their specific areas of responsibility and they, in turn, provide reports to the Board.

The Board reviews the effectiveness of our internal control process, including around financial reporting, on an annual basis to ensure it remains robust and to identify any weaknesses. The latest review covered the financial year to 31 March 2012 and included the period to the approval of this Annual Report and Accounts. It included:

—	the receipt of a letter of assurance from the Chief Executive which consolidates key matters of interest raised through the year-end assurance process;
—	assurance from Committees as appropriate, with particular reference to the reports received from the Audit and Risk & Responsibility Committees on reviews undertaken at their meetings; and
—	assurances about the certifications required under Sarbanes-Oxley as a result of our US reporting obligations.

Risk management process

Our risk management process is designed to protect value and enhance performance by building vigilance, agility and resilience into our management process. The process ensures that risks are assessed against a uniform set of criteria, continuously managed and regularly reported in a visible and structured manner. The output informs management decisions and provides assurance to management and the Board, helping to safeguard our assets and reputation.

Our risk management process is based on comprehensive bottom-up and top-down assessments of a wide range of risks, which typically include strategic, operational (including safety and reliability), financial and project risks. All businesses and the corporate and global functions that support them, prepare and maintain risk registers to capture their key risks and the actions being taken to manage them. Executive Directors and other senior management review, challenge and debate these bottom-up results, producing an overall evaluation of the risks facing the Company. The Executive, Audit and Risk & Responsibility Committees review the risk profile and any changes to it in accordance with their terms of reference, and the Audit Committee reviews the overall risk management process.

In the last year, a number of enhancements to the process were initiated. The corporate risk function was reorganised and brought into the strategic planning and corporate development function to provide appropriate regional focus in line with the new operating model and to forge stronger links with strategic planning activities. The Board considered the characteristics of our corporate risk appetite and the outcome will determine the appropriate risk appetite for us in the pursuit and delivery of our corporate strategy. New reporting formats, including dashboards incorporating risk timings and mitigation objectives, were developed and rolled out to focus the risk management debate toward future actions. Also, the implementation of a governance, risk and compliance system that will improve our ability to link risks, automate risk metrics and capture associated assurance data has commenced.

Compliance management process

Our enterprise wide compliance management process is consistent with, and complementary to, our risk management process and provides assurance to senior management on the effectiveness of control frameworks to manage key internal and external obligations, and also highlights any instances of significant non compliance with those obligations. External obligations are driven primarily by key legal and regulatory requirements, while internal obligations focus on compliance with our corporate policies and procedures.

In examining a business area’s compliance performance, we look for any actual or potential instances of non compliance and consult with other assurance providers. Before issuing an opinion on an area’s compliance control framework, we obtain the views of experts in the field such as internal safety and environmental specialists.

The Executive, Risk & Responsibility and Audit Committees each receive a report twice a year setting out our key internal and external compliance obligations and any significant non compliance with those obligations, together with compliance opinions and action plans to improve controls where necessary.

40 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Risk factors

Our risk management process has identified the following risk factors that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities. Any investment decision regarding our securities and any forward-looking statements made by us should be considered in the light of these risk factors and the cautionary statement set out on the back cover.

Harmful activities

Aspects of our activities are potentially hazardous or could damage the environment.

Potentially hazardous activities that arise in connection with our business include the operation and maintenance of electricity generation facilities, electricity lines and substations and the storage, transmission and distribution of gas. We are subject to laws and regulations in the UK and US governing health and safety matters to protect the public and our employees, who could potentially be harmed by these activities. Electricity and gas utilities also typically use and generate hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of our operations that are not currently regarded or proved to have adverse effects but could become so, such as the effects of electric and magnetic fields.

We are subject to laws and regulations relating to pollution, the protection of the environment, and the use and disposal of hazardous substances and waste materials. These expose us to costs and liabilities relating to our operations and properties whether current, including those inherited from predecessor bodies, or formerly owned by us, and sites used for the disposal of our waste. The cost of future environmental remediation obligations is often inherently difficult to estimate and uncertainties can include the extent of contamination, the appropriate corrective actions and our share of the liability. We are increasingly subject to regulation in relation to climate change and are affected by requirements to reduce our own carbon emissions as well as reduction in energy use by our customers.

We commit significant expenditure to complying with these laws and regulations and to meeting our obligations under negotiated settlements. If more onerous requirements are imposed or our ability to recover these costs under regulatory frameworks changes, this could have a material adverse impact on our businesses, reputation, results of operations and financial position. Furthermore, any breach of our regulatory or contractual obligations or our climate change targets, or even incidents that do not amount to a breach, could materially adversely affect our results of operations and our reputation.

For more information about environmental, climate change and health and safety matters relating to our businesses, see the corporate responsibility section of our website.

Infrastructure and IT systems

We may suffer a major network failure or interruption, or may not be able to carry out critical non network operations.

Operational performance could be materially adversely affected by a failure to maintain the health of the system or network, inadequate forecasting of demand, inadequate record keeping or control of data or failure of information systems and supporting technology. This could cause us to fail to meet agreed standards of service, incentive and reliability targets, or be in breach of a licence, approval, regulatory requirement or contractual obligation, and even incidents that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation.

In addition to these risks, we may be affected by other potential events that are largely outside our control such as the impact of weather (including as a result of climate change), unlawful or unintentional acts of third parties, insufficient supply or force majeure. Weather conditions can affect financial performance and severe weather that causes outages or damages infrastructure will materially adversely affect operational and potentially business performance and our reputation.

Malicious attack, sabotage or other intentional acts may also damage our assets or otherwise significantly affect corporate activities and, as a consequence, have a material adverse impact on our business, results of operations and financial condition. Unauthorised access to, or deliberate breaches of, our IT systems may also seek to access and manipulate our proprietary business data or customer information. Unauthorised access to private customer information may make us liable for a violation of data privacy regulations.

Even where we establish business continuity controls and security against threats against our systems these may not be sufficient.

Annual Report and Accounts 2011/12 National Grid plc 41

Business Review

Delivering our strategy

Risks to delivery continued

Law and regulation

Changes in law or regulation or decisions by governmental bodies or regulators could materially adversely affect us.

Many of our businesses are utilities or networks subject to regulation by governments and other authorities. Changes in law or regulation or regulatory policy and precedent in the countries or states in which we operate (including the new RIIO approach in the UK) could materially adversely affect us.

Decisions or rulings concerning, for example:

(i)     whether licences, approvals or agreements to operate or supply are granted or are renewed, or whether there has been any breach of the terms of a licence, approval or regulatory requirement; and

(ii)    timely recovery of incurred expenditure or obligations, the ability to pass through commodity costs, a decoupling of energy usage and revenue, and other decisions relating to the impact of general economic conditions on us, our markets and customers, implications of climate change, the level of permitted revenues and dividend distributions for our businesses and in relation to proposed business development activities, could have a material adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future.

For further information see pages 24 to 29 which explain our regulatory environment in detail.

Business development activity

New businesses or activities that we undertake alone or with partners may not be earnings positive and may expose us to additional operational and financial risk.

Business development activities, including acquisitions, disposals and joint ventures, entail a number of risks, including that they may be based on incorrect assumptions or conclusions, failure to realise planned levels of synergy and efficiency savings, the inability to integrate acquired businesses effectively and we may suffer unanticipated costs and liabilities and other unanticipated effects.

We may also be liable for the past acts, omissions or liabilities of companies or businesses we have acquired, which may be unforeseen or greater than anticipated. In the case of joint ventures, we may have limited control over operations and our joint venture partners may have interests that diverge from our own. The occurrence of any of these events could have a material adverse impact on our results of operations or financial condition, and could also impact our ability to enter into other transactions.

Business performance

Future business performance may not meet expectations.

Earnings maintenance and growth from our regulated gas and electricity businesses will be affected by our ability to meet or exceed efficiency targets and service quality standards set by, or agreed with, our regulators. In addition, from time to time we publish cost and efficiency savings targets for our businesses. If we do not meet these targets and standards, or if we do not deliver the capital investment in our business plan or implement the transformation projects we are carrying out as envisaged, or are not able to shape our operating model to deliver success under RIIO, we may not achieve the expected benefits, our business may be materially adversely affected and our performance, results of operations and reputation may be materially harmed.

Cost escalation

Changes in foreign currency rates, interest rates or commodity prices could materially impact earnings or our financial condition.

We have significant operations in the US and so are subject to the exchange rate risks normally associated with non UK operations, including the need to translate US assets and liabilities, and income and expenses, into sterling, our primary reporting currency. In addition, our results of operations and net debt position may be affected because a significant proportion of our borrowings, derivative financial instruments and commodity contracts are affected by changes in interest rates, commodity price indices and exchange rates, in particular the dollar to sterling exchange rate.

Furthermore, our cash flow may be materially affected as a result of settling hedging arrangements entered into to manage our exchange rate, interest rate and commodity price exposure, or by cash collateral movements relating to derivative market values, which also depend on the sterling exchange rate into euro and other currencies.

Operating costs may increase faster than revenues.

Income under our price controls in the UK is linked to the RPI.

Our operating costs may increase without a corresponding increase in the RPI and therefore without a corresponding increase in UK revenues. Our income under our rate plans in the US is not typically linked to inflation.

In periods of inflation in the US, our operating costs may increase by more than our revenues. In both the UK and US such increased costs may materially adversely affect our results of operations.

42 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Cost escalation continued

We may be required to make significant contributions to fund pension and other post-retirement benefits.

We participate in a number of pension schemes that together cover substantially all our employees. In both the UK and US, the principal schemes are defined benefit schemes where the scheme assets are held independently of our own financial resources. In the US, we also have other post-retirement benefit schemes. Estimates of the amount and timing of future funding for the UK and US schemes are based on actuarial assumptions and other factors including: the actual and projected market performance of the scheme assets, future long-term bond yields, average life expectancies and relevant legal requirements.

Actual performance of scheme assets may be affected by volatility in debt and equity markets, exacerbated by the eurozone crisis. Changes in these assumptions or other factors may require us to make additional contributions to these pension schemes which, to the extent they are not recoverable under our price controls or state rate plans, could materially adversely affect our results of operations and financial condition.

Financing and liquidity

Maintenance and growth of our business requires access to capital markets at commercially acceptable interest rates.

Our business is financed through cash generated from our ongoing operations, bank lending facilities and the capital markets, particularly the long-term debt capital markets. Some of the debt we issue is rated by credit rating agencies and changes to these ratings may affect both our borrowing capacity and borrowing costs. In addition, restrictions imposed by regulators may also limit how we service the financial requirements of our current businesses or the financing of newly acquired or developing businesses.

Financial markets can be subject to periods of volatility and shortages of liquidity, which may be exacerbated by the eurozone crisis. If we were unable to access the capital markets or other sources of finance at competitive rates for a prolonged period, our cost of financing may increase, the discretionary and uncommitted elements of our proposed capital investment programme may need to be reconsidered and the manner in which we implement our strategy may need to be reassessed. The occurrence of any such events could have a material adverse impact on our business, results of operations and prospects.

Some of our regulatory agreements impose lower limits for the long-term senior unsecured debt credit ratings that certain companies within the group must hold or the amount of equity within their capital structures. One of the key limits requires National Grid plc to hold an investment grade long-term senior unsecured debt credit rating. In addition, some of our regulatory arrangements impose restrictions on the way we can operate. These include regulatory requirements for us to maintain adequate financial resources within certain parts of our operating businesses and may restrict the ability of National Grid plc and some of our subsidiaries to engage in certain transactions, including paying dividends, lending cash and levying charges. The inability to meet such requirements or the occurrence of any such restrictions may have a material adverse impact on our business and financial condition.

Customers and counterparties

Customers and counterparties may not perform their obligations.

Our operations are exposed to the risk that customers, suppliers, financial institutions and others with whom we do business will not satisfy their obligations, which could materially adversely affect our financial position.

This risk is most significant where our subsidiaries have concentrations of receivables from gas and electricity utilities and their affiliates, as well as industrial customers and other purchasers, and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions.

Employees and others

We need to attract and retain employees with the skills and experience required to deliver our strategy and ensure they are engaged to act in our best interests.

Our ability to implement our strategy depends on the capabilities and performance of our employees. Our ability to implement our strategy may be negatively affected by the loss of key personnel or an inability to attract, train or retain appropriately qualified personnel (in particular for technical positions where availability of appropriately qualified personnel may be limited), or if significant disputes arise with our employees and, as a result, there may be a material adverse effect on our business, financial condition, results of operations and prospects.

There is a risk that an employee or someone acting on our behalf may breach our internal controls or internal governance framework or may contravene applicable laws and regulations. This could have an impact on our results of operations, our reputation and our relationship with our regulators and other stakeholders.

Annual Report and Accounts 2011/12 National Grid plc      43

Business Review

Delivering our strategy

Risks to delivery continued

Responding to our risks

When appropriate, management implements processes, procedures and controls to minimise the likelihood of a risk occurring or the potential impact if it does occur. Below are examples of the actions implemented to address the risks discussed above. It is not possible to eliminate a risk and even where a response is in place and effective, a risk may still occur.

Harmful activities

We have implemented safety and occupational health plans, programmes and procedures that are aimed at continuous improvements in safety performance. We continue to focus on process safety, which ensures that at all stages of the asset life cycle key safety considerations are taken into account. This includes the process and procedures that govern the development and design of the assets, the competence of the staff who will build, operate and maintain the assets and the quality of the materials used to construct them. Group wide initiatives are supplemented with regional specific safety programmes aimed at addressing specific areas to ensure safety is at the forefront of every employee’s mind.

During the life cycle of our assets, we develop risk assessments and method statements to ensure the safety of those working on equipment, the safety of the public and the operational performance of the system are not compromised. More information on our safety initiatives can be found on page 33.

We are working to reduce our greenhouse gas (GHG) emissions and promote their global reduction through support of mandatory reporting legislation. Our approach to GHG emission reductions is discussed on page 34 and more information can also be found in our annual online corporate responsibility report.

We maintain robust investigation and remediation programmes to clean up wastes. We have engineered controls in place to minimise or mitigate releases to the environment during remediation activities, including containment, alarms, spill response contracts and equipment.

Infrastructure and IT systems

Routine maintenance is supported by a risk-based asset replacement strategy. A global safety management process was initiated last year to reduce the likelihood of a major accident hazard. It focuses on industry best practice risk assessment techniques, which may proactively identify opportunities to improve asset integrity.

In the UK, we have developed increasingly robust demand forecasting processes and scenario analysis in place informed by broad consultation. We use this information to plan our future development activity to ensure our network has the capacity to meet customer demands and also make this analysis available to stakeholders to inform their actions. UK Future Energy Scenarios, available on our website, gives more information.

In the US, where our networks are more susceptible to damage from storms, measures in place to address any interruption include: robust emergency response plans with training and annual drills;

mutual aid agreements with other utilities; communication with regulators on restoration progress and costs; formalised annual business continuity plans and tactical drills; and cross training of personnel on various aspects of emergency response.

To maintain security of supply for our US gas businesses, where we are responsible for procuring and distributing the gas commodity, we maintain a diverse supply portfolio with long- and short-haul transportation agreements. Multiple interstate pipeline connections to our jurisdictions provide access to diverse production basins (US Gulf Coast, Western Rockies, Alberta, midcontinent and eastern shale supplies, Nova Scotia and imported LNG). We also have storage assets and peak shaving facilities.

We use industry best practices as part of our cyber security policies, processes and technologies, and continually invest in cyber strategies that are commensurate with the changing nature of the security landscape.

Law and regulation

We actively participate in regulatory development and implementation to help shape favourable outcomes for our shareholders and the industry.

In the UK, we are proactively working with DECC on their proposals related to Electricity Market Reform. We are also working closely with Ofgem as they review our business plan submissions for RIIO-T1 and RIIO-GD1. Initial feedback has been favourable but final decisions are not due until later in the year and our engagement in this process will continue.

We recently opened an office in Brussels to establish a stronger and more visible presence with EU institutions and policy makers.

We will inform the evolving discussion around: European Network Codes; CO2 reduction targets beyond 2020; the establishment of a North Sea grid; and other areas.

In the US, we have completed the reorganisation of our business, moving to a jurisdictional model that will allow us to provide a local face to our global business and to more effectively engage with our regulators and the communities we serve. In addition, we will continue to file new rate cases to enable our businesses to earn a fair and reasonable rate of return. Our rate filings include structural changes where appropriate, such as revenue decoupling mechanisms, capital trackers, commodity related bad debt true ups and pension and other post-employment benefit true ups.

44      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Business development activity

Our investment and disposal guidelines explain the review and approval procedure for investments in and acquisitions of new companies and businesses, disposals of existing ones and organic growth investment opportunities.

They establish our search and selection criteria, the process followed, responsibilities of the parties involved and the minimum standards for transaction due diligence, including an economic evaluation. They operate in conjunction with our delegation of authority policy to ensure that no transaction is entered into without appropriate approval.

Business performance

To meet efficiency and service quality standards, perform well against our peers, meet the expectations of our stakeholders and deliver our business plan, we will continue to improve operational performance, service reliability and customer service and invest in our infrastructure and the development of our IT. We are also carrying out other major internal transformation projects. Steering groups oversee progress on these projects and regular reports on progress, status and risks are presented to the Executive Committee. External advisors and specialist expertise are sought and post implementation assessments undertaken, where appropriate, and findings used to inform future programmes.

Cost escalation

Our treasury function manages financial risks, including foreign currency and interest rate, to within acceptable boundaries and under policies and guidelines approved by the Finance Committee. The treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non speculative manner with all transactions in financial instruments or products matched to an underlying current or anticipated business requirement.

Foreign currency risk: Translation risk is managed by maintaining a ratio of dollar denominated financial liabilities to dollar denominated gross assets of between 85% and 95%. Debt and foreign exchange derivatives are used to provide an economic offset of our dollar cash flows against the servicing of those liabilities.

Transaction risk is managed by hedging contractually committed foreign exchange transactions over a prescribed minimum size. Where foreign currency cash flow forecasts are uncertain and a judgement has to be made, we hedge a proportion based on the likelihood of them occurring, aiming to hedge substantially all such cash flows without over hedging. A hedge may be put in place where a foreign currency exposure is likely to occur but where contracts have yet to be signed. Cover usually involves the forward sale or purchase of foreign currencies and must always relate to forecast underlying operational cash flows.

Interest rate risk: Interest rate risk is managed by seeking to minimise total financing costs (interest costs and changes in the market value of debt) subject to constraints. We do this by using fixed- and floating-rate debt and derivative financial instruments, including interest rate swaps, swaptions and forward rate agreements. We maintain a portion of our debt portfolio as inflation linked bonds. This provides a partial economic offset to the inflation risk associated with our UK inflation linked revenues.

We measure the effectiveness of our interest rate risk management by comparing the actual total financing costs with those of a passively managed benchmark portfolio. This is regularly monitored by the Finance Committee.

Commodity price risk: We manage market price volatility associated with our gas and electricity delivery operations in the US by using forward purchase contracts for electricity, gas and electricity capacity as well as derivative instruments linked to those commodities.

We only participate in the physical and financial markets for which we or our customers have a requirement, and transact only within predefined risk parameters. These parameters are approved by the energy procurement risk management committee, which operates in accordance with authority delegated by the Finance Committee and Executive Committee.

Inflation: Actions to minimise the impact of inflation include: transformation initiatives designed to improve productivity or reduce the cost of delivering outputs; contracting for future needs where appropriate; and a multi supplier tendering process to ensure costs are minimised.

For our US based regulated businesses, if costs have increased significantly since the base year of our last rate case, we may choose to file a new rate case with the relevant regulator.

Pension and other post-retirement benefits: We negotiate recovery of pension costs from our regulators. Working with the pension schemes’ trustees, we also manage the risks associated with our defined benefit pension schemes in two ways:

—   investing in assets that match the financial characteristics of the liabilities of the schemes; and

—   ensuring that contributions required to repair any deficits are spread over extended periods of time, to smooth the effects of market fluctuations.

Annual Report and Accounts 2011/12 National Grid plc      45

Business Review

Delivering our strategy

Risks to delivery continued

Financing and liquidity

We identify short-term liquidity and long-term funding requirements by regularly producing short- and long-term cash flow forecasts, along with undertaking financial headroom analysis. The assessment of our liquidity takes into account the regulatory requirements that restrict our ability to pay dividends from some of our operating businesses.

To facilitate short- and long-term debt issuance, we maintain a number of commercial paper and medium-term note programmes in both the UK and US. We also have an SEC registered debt shelf to facilitate long-term debt issuance into the US capital markets. We manage refinancing risk by limiting the amount of debt maturities on borrowings in any one financial year. Details of our long-term borrowings maturity profile is on page 75.

We also have both committed and uncommitted bank borrowing facilities that are available for general corporate purposes to support our liquidity requirements. The majority of our committed borrowing facilities are used to provide back up to our commercial paper programmes. To date, these have never been drawn and there is no current intention to draw them in the future.

We consider restrictions imposed by regulatory agreements in preparing cash flow forecasts and determining our future funding requirements.

Details of the programmes and facilities we maintain can be found in the debt investors section of our website.

Customers and counterparties

Security deposits or other forms of collateral may be obtained from commercial and industrial customers to reduce the risk from customer default. In the US, we have processes to minimise bad debt from retail customers. We actively monitor arrears accounts and require security deposits on high risk accounts, as allowed by regulation. We offer a variety of programmes to help retail customers make their payments, including deferred payment plans for low income customers.

A diversity of commodity suppliers is maintained to reduce the credit or non performance risk from the failure of any one supplier.

The Finance Committee has agreed a policy for managing counterparty risk that sets limits to the exposure we can have based on an individual counterparty’s credit rating from independent rating agencies. Limits are monitored daily and amended as credit ratings change and are set on a portfolio basis to ensure that our total exposure is acceptable. Given the economic uncertainties in the eurozone, we consider other leading indicators of counterparty distress and reduce exposure below the approved limits, if appropriate.

Where multiple financial transactions are entered into with a single counterparty, a netting arrangement is usually put in place to reduce our exposure to the credit risk arising.

More information about managing counterparty risk is given in note 32(c) to the consolidated financial statements.

Employees and others

We maintain a strong commitment to ethical business conduct.

Our ethics and compliance office was established specifically to answer questions and address concerns about unethical behaviour affecting us.

The significant changes to our business, particularly in the US, have led to our employee engagement index, as shown in our KPIs on page 39, showing there is room for improvement. To demonstrate our commitment to this important area, one of our 2012/13 shared priorities is to increase levels of employee engagement across all of our teams. We will use our engaging for performance framework, see page 32, to deliver this priority.

In the UK, we are confident that we understand our resource and skills gaps in our electricity transmission business and plans are in place to respond to these risks. Plans are not just aimed at recruiting qualified engineers with experience in our industry, but recognise that we must look more widely, identifying capable individuals we can train and develop to create a talent pipeline that will support our growth over time. In our UK Gas Distribution business, plans are being developed to ensure this is also the case and, in the US, we will create the same levels of assurance as workforce planning, already in place in the UK, is rolled out.

We also continue to work closely with existing partners, and when appropriate, will seek to create new partnerships. Through our partnerships we can leverage external resources, expertise and best practices to supplement our internal knowledge and experience and ensure that we can deliver our planned capital investment programme.

46      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Information assurance

The Board considers that it is imperative to have accurate and reliable information to enable informed and timely decisions to be taken that further our objectives. Key elements in managing information assurance risks include education, training and awareness.

These initiatives emphasise the importance of information security, the quality of data collection and the affirmation process that supports our business transactions, evidencing our decisions and actions. All communication channels, including training for doing the right thing, make it clear that the accurate and honest reporting of data and other information must never be compromised. These initiatives are supported by the letter of assurance process in which managers affirm, among other things, they have control frameworks in place to ensure data and other information is reported accurately. In line with ongoing transformation initiatives, we continue to monitor and evolve our control processes.

Internal control over financial reporting

Our process

In addition to the risk management process set out on the previous pages, we have specific internal mechanisms to govern the financial reporting process and the preparation of the Annual Report and Accounts. Our financial controls guidance sets out the fundamentals of internal control over financial reporting which are applied across the group and the group accounting guides provide guidance on our accounting policies. Teams of controls specialists are embedded within the business to provide support in developing, implementing and operating effective internal controls and ongoing assurance to management that financial controls are both designed and operating effectively.

Within our processes we have system, transaction and oversight controls. In addition, our businesses prepare detailed monthly management reports which include analysis of their results along with comparisons to relevant budgets, forecasts and prior year results. These are presented to and challenged by senior management within Finance, including the Finance Director, the group financial controller and the global tax and treasury director. The Finance Director, in turn, presents a consolidated management report to the Board.

These reviews are supplemented by quarterly performance reviews, chaired by the Chief Executive. They discuss historical results and expected future performance and involve senior management from both operational and financial areas of the business.

Our opinion

Working with management, including the Chief Executive and Finance Director, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at 31 March 2012. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, however the effectiveness of any system of disclosure controls and procedures has limitations including the possibility of human error and the circumvention or overriding of the controls and procedures. Even effective disclosure controls and procedures provide only reasonable assurance of achieving their objectives. Based on the evaluation, the Chief Executive and Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file and submit under the Exchange Act is recorded, processed, summarised and reported as and when required and that such information is accumulated and communicated to our management, including the Chief Executive and Finance Director, as appropriate, to allow timely decisions regarding disclosure.

Our management, including the Chief Executive and Finance Director, has carried out an evaluation of our internal control over financial reporting pursuant to the Disclosure and Transparency Rules and Section 404 of Sarbanes-Oxley. As required by Section 404, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluation of the effectiveness of the Company’s internal control over financial reporting was based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at 31 March 2012.

PricewaterhouseCoopers LLP, which has audited our consolidated financial statements for the year ended 31 March 2012, has also audited the effectiveness of our internal control over financial reporting. Their attestation report can be found on page 111.

During the year, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, it.

Annual Report and Accounts 2011/12 National Grid plc      47

Business Review

Delivering our strategy

What we delivered this year

Some of the priorities set for 2011/12 that underpinned our operational excellence strategic goals were to:

—   Implement the new operating model and deliver cost reductions in the US.

—   Deliver common key processes and execute on best practice initiatives.

—   Deliver the UK Gas Distribution transformation programme.

We have successfully implemented the new operating model and have achieved our target of $200 million annualised cost savings in our US businesses compared to 2009/10 real achieved costs. This was not an easy process and in our case study, A new way of doing business, we explore some of the difficult decisions we had to make.

We have made significant progress on a number of our transformation initiatives, as well as driving continuous improvements across the business, but there is more to do and process improvement underpins a number of our priorities for 2012/13.

Our UK Gas Distribution transformation, underpinned by the Gas Distribution front office (GDFO) programme, is already reaping rewards. This year we have met all our standards of service and improved our customer satisfaction scores.

The programme has successfully implemented the new technology and process improvements for our emergency and maintenance, and customer service operations. The final GDFO deployment to our repair teams, which was delayed, is now on track to complete ahead of the Olympics this summer.

We have replaced all telephony hardware and introduced a new customer service solution for the national gas emergency service. The new system provides information on job progress and previous work at our customers’ premises enabling us to rapidly communicate with engineers about any issue, in response to customers’ needs. We have already seen an improvement in service levels and this will support further enhancement of our customer satisfaction scores.

System investment was key to the improved operational performance forecast we gave to Ofgem as part of our RIIO-GD1 submission, where we committed to delivering significant efficiencies in our delivery of outputs.

—   We have replaced our legacy asset databases so, for the first time, all our gas distribution asset records are in one place; all 95 million have been loaded into the systems.

—   Network extensions and replacements are now designed directly onto online maps and work orders are produced automatically instead of designs being created on paper with manually produced work orders.

Streamlining processes

—   The integrated systems are helping to improve the efficiency of our end-to-end processes through better designs, eliminating data duplication, streamlining capital planning and providing improved management information to enable better decision-making.

—   The system delivers real time geographical visibility of all work and vehicles which, along with auto scheduling and the ability to bulk issue and drip feed work, will help to optimise the efficiency of our field staff.

—   Our maintenance process, after early challenges when the system was introduced in 2010, is now seeing significant operational improvements. Maintenance productivity has improved by 16% and our on time response to faults has also improved significantly.

As part of our UK Gas Distribution transformation programme, we have redesigned many critical business processes so we can improve the service we deliver to customers and, at the same time, achieve cost efficiencies and improve employee productivity. We have reduced the number of core business systems from 40 to four and created an integrated solution, with geospatial planning, scheduling and mobile applications. This will enhance our asset and work management capabilities and should ensure our field staff are able to respond to customers quickly and effectively.

	16% improvement in maintenance productivity	5,500 field staff using the new system once fully rolled out

48      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

As we enter each new year, we assess our strategy and set priorities for the coming period. These priorities cover a broad array of actions that will collectively, over time, deliver our strategy. Some examples of the actions taken this year can be found in the How do we deliver? section on pages 32 to 37. In this section, we provide a closer look at some of our priorities and how we have performed against them during the year.

A step change in IS

Our business is evolving to meet the demands of our customers and regulators; we have revised our organisational structure and sourcing strategies; and are working to ensure that our IS are also positioned to support us. We are taking a new approach to system design and delivery, infrastructure and service delivery across our IS landscape with the following objectives:

The new US model provides focus, clarity and transparency to help us better meet the needs, and expectations, of our local communities, customers and regulators.
— removing the reliance on an ageing infrastructure and complex	Tom King Executive Director US

application portfolio that limit our ability to deliver a reliable service and respond to growth opportunities;

—   meeting the challenge of our customers and regulators to operate more efficiently and continue to deliver quality services at better value; and

—   developing the capability and capacity to deliver more and better IS solutions and services to the business in response to our customers’ needs.

Our new IS operating model includes six strategic partners, to help the delivery of our investment plan, and levels of investment that would be unachievable if we did not significantly change our ways of working. Under this partner leveraged approach, IS should be able to offer a more flexible, agile, cost effective, transparent and responsive delivery model for its services. The expected benefits of the new model are:

—   operating through one common global infrastructure, standard processes and tools, which makes managing our systems simpler and more efficient;

—    delivering higher quality at better value – which is being demanded by our customers and regulators;

—    partnering with businesses across the Company to better serve our customers;

—   providing real cost transparency – helping the businesses to make more informed decisions around service levels and investments; and

—   significantly more secure and resilient IS environment protecting our assets and information.

A new way of doing business

In 2011, we changed from a global line of business model to a regional model with Tom King, Executive Director US, leading our US business. The change was made because our customers and regulators were looking for something more closely aligned to their local needs. We also recognised the need to balance local needs with our objective of achieving greater efficiency and, where we could achieve cost savings through centralising activities, we continued to pursue these opportunities.

The primary focus was to improve our US performance. A more locally focused organisation led by regional presidents responsible for understanding and meeting the needs of customers, communities and regulators in each state or jurisdiction where we operate was created. The restructuring included a significant reduction in cost with the elimination of 1,150 management roles. While this was a difficult time for all those involved, it was essential to take this action to reduce costs, as payroll represented our most significant ongoing expense. The key concerns were to ensure that: we were fair to our people; retained the right balance of skills and expertise to grow the business for the future; maintained service levels to our customers; and designed an organisational model that was sustainable while still keeping the goal of reducing costs by $200 million firmly in mind.

During the restructuring, we reviewed the activities of every function in the US. A significant, and vitally important, part position, assess all potential candidates for each job in the new organisation, and fill each role with the best candidate. Employees were evaluated based on past performance, leadership qualities and fit for potential future roles. In some cases, suitably qualified or experienced internal candidates were not available to fill the vacancy and a limited number of external appointments had to be made.

The reorganisation of the US business was completed in September 2011, marking an important milestone in our evolution towards a lean organisation that makes good, swift decisions, with knowledgeable people empowered to do the right thing. The reorganisation means that we are well positioned to operate within the financial means established by our rate structures, and to achieve our goal of building closer relationships with our communities, providing the electricity and gas that are essential in peoples everyday lives.

Modernising our infrastructure and implementing best practice methods for solution design, delivery and operation will allow IS to deliver solutions to employees and customers faster, with an enhanced user experience, greater reliability and accessibility to help people achieve their goals. David Lister chief information officer

Annual Report and Accounts 2011/12 National Grid plc      49

Business Review

Delivering our strategy

What we delivered this year

Some of the priorities set for 2011/12 that underpinned our innovation & efficiency strategic goals were to:

—    Deliver cost reductions by further leveraging support

activity efficiencies, improve the buying experience and increase transparency of procurement savings.

—    Implement common systems platform to enable an

integrated process led US business.

—    Develop a longer-term financing strategy to support our

plans for growth.

On a day-to-day basis our priorities must be flexible.

An issue that has sparked much debate is the visual impact of connecting our electricity transmission assets to new sources of supply – our innovative approach to the potential future of pylon design is discussed in our case study – New designs on the horizon.

We continue to explore new ways of creating procurement efficiencies, including evaluating new suppliers and expanding our sources of supply.

Our enterprise resource planning system development in the US continues with expected go live late in 2012.

The review of our financing strategy continues as we work through the RIIO outcomes. We have announced a one year dividend policy and continue to explore ways of broadening our sources of finance.sources of supply.

New designs on the horizon

Innovation is a key driver of our business. The issues around connecting energy sources to customers is an area where creative thinking is particularly important.

The use of overhead lines versus underground cables is one that can excite strong opinion and is a matter for public debate. In January 2012, the Institute of Engineering and Technology published the Electricity Transmission Costing Study. It has been widely welcomed and we expect it to become an authoritative reference document. We believe this study supports our view; at very high voltages, it is much more expensive to underground, but the right balance between landscape and affordability needs to be achieved. Society needs to decide whether the extra cost of undergrounding, which passes through to us all in our electricity bills, is justifiable to protect our landscape.

The UK Government provides guidance on this through National Policy Statements and we are mindful of these when developing new connections. We look at every project individually, carefully considering all the options available – which in some instances can include subsea alternatives as well as underground cables and overhead lines. We also consult at an early stage with a wide range of stakeholders and the local community so that their views and opinions can help shape and influence the design of the project.

We are particularly keen to look at alternative designs for electricity transmission pylons and were delighted to work with the Royal Institute of British Architects and the DECC, to launch a competition to come up with a new pylon design that potentially better balances structural needs and visual impact.

Danish company Bystrup's winning ‘T' pylon is much shorter and visually very different from the existing 1920s design we are all familiar with. There is still significant work to be done with Bystrup's team of architects and engineers as well as designers and manufacturers of the innovative electrical components before we can be sure it is a fully workable concept.

But we are excited by the possibilities and, if the T pylon proves successful, we will add it to our portfolio of alternative pylon designs and plan to offer local communities the choice of design that best fits their landscape where appropriate. We want to make the right decisions – ones that meet society's energy demands and provide options to help create a sustainable future that we can all accept.

21,882

the number of National Grid’s overhead line towers in England and Wales

In February 2012, the Risk & Responsibility Committee visited the London power tunnels project in North London. The tunnels, which are approximately 30 metres underground, are designed to allow us to install, maintain and, in the future, replace power cables without closing the city’s roads.

50      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Robot technology enhances our operations

Enhancing our networks without affecting supply to customers is part of what we do and we continue to look for innovative ways to do it. With the latest developments, particularly in robot technology, we are now trialling a number of solutions across our business.

In the US, through collaboration with Con Edison and ULC Robotics we have created a cast iron sealing bot (CISBOT) that can internally seal cast iron main pipe in live gas conditions. The CISBOT allows work to take place without interruption to supply and has been successfully tested on over 610 metres (2,000 feet) of gas main in Massachusetts. This level of innovation not only benefits our customers, but should also enable us to complete future infrastructure work at a more competitive cost as well as reduce safety risks.

Robotic technologies are now also being developed for use in our UK business. LineScout, developed originally in Canada, is a remotely operated overhead line inspection robot that, similar to the CISBOT, is capable of working on live electricity lines up to 735 kV. The LineScout robot can inspect overhead line conductors and fittings, using onboard high definition cameras. In addition, it is able to perform routine maintenance, such as recovery and relocation of

The cast iron sealing bot or CISBOT

bolted damper assemblies, temporary conductor strand repairs and the electrical resistance measurement of conductor joints. At all times LineScout is operating on live lines, controlled via our ground teams to provide a safe mode of operation, and, equally importantly, enables customer supply to remain uninterrupted.

Such is the potential of both pieces of technology that we are continuing to work with our partners to explore further ways in which we can benefit from other technological developments.

Expanding our sources of capital

Innovation also extends to the way we finance our operations. September 2011 saw the launch of our first RPI linked retail bond. The 10 year bond attracted huge demand and was reopened twice to meet further demand, eventually totalling £283 million in capital raised. Open to retail investors for a minimum investment of just £2,000, this bond reached a new investor base attracting around 10,000 private investors and increased the diversity of our funding sources without a significant premium to our existing bonds. Externally recognised for its innovation, it won two awards including ‘Deal of the Year' from the Association of Corporate Treasurers and is seen as a benchmark for other corporations to follow. The bond proved that even in difficult economic times we retain the ability to attract investors.

This has clearly exceeded our expectations and we are extremely pleased about the total amount raised. It shows that there is demand for inflation linked products from a business such as National Grid.

Malcolm Cooper global tax and treasury director comments on the success of the retail bond

Energising the future

Our innovative energy partnership with Buffalo Niagara medical campus in upstate New York was recognised at the 2012 Energy Efficiency Global Forum in March 2012, when the project won the Energy Efficiency Global Visionary Award for the Americas.

The award was granted to Buffalo Niagara for creating a five year energy innovation and economic development plan for the campus and surrounding residential community that integrates energy efficiency, modernisation, alternative transportation and renewable energy. Campus officials worked with nearby residents, National Grid and campus institutions to create an impressive path towards energy efficiency.

Our partnership with Buffalo Niagara forms part of our community engagement through the promotion of energy efficiency and innovation. Part of our contribution to this programme will be a model energy efficient home. Originally constructed in 1915, the home will be an illustration of how the latest technologies can be integrated within existing properties and will use various innovative energy solutions, interactive learning tools and will offer further information on residential energy programmes. In addition, we commissioned 21 vehicle charging stations in December 2011 and over the coming years will complete work to increase the capacity of our network to ensure we can meet the growing energy demands of the local community.

Four cities on four continents were honoured as exemplars of energy efficiency leadership by the Alliance to Save Energy and the Southeast Energy Efficiency Alliance. The awards celebrate cutting edge energy efficiency achievements. Selections are made by the 50+ member Energy Efficiency Global International Steering Committee, chaired by US Senator Mark Warner and Schneider Electric US President Jeff Drees.

Annual Report and Accounts 2011/12 National Grid plc      51

Business Review

Delivering our strategy

What we delivered this year

Some of the priorities set for 2011/12 that underpinned our engaging externally strategy were to:

—   Improve our customer experience and advance performance by at least one quartile in all areas.

—   In the UK, work with Ofgem and other stakeholders to implement a successful rollover for TPCR4 and submit final proposals for RIIO-T1 and RIIO-GD1 plans.

—   In the US, establish rate case filings that deliver the expectations of our customers and shareholders.

The 2011 Electricity Market Reform White Paper set out a significant reform programme for the UK electricity market. Our unique role in that market has now been recognised and, in our role as system operator, we have been appointed to run the new processes, see the case study for more details.

In the US, our efforts to improve external engagement have been dominated by a series of extreme weather events. The new operating structure has already improved our ability to respond to local requirements and this was demonstrated in the aftermath of tropical storm Irene. We still have lessons to learn and improvements to make. Our case study, Storms response, discusses the challenges we faced.

As noted on page 28, we filed rate cases in New York and Rhode Island on 27 April 2012 and achieved a positive outcome in our New York deferral filing in December 2011.

In anticipation of Irene, the storm emergency plan was activated with extra crews brought in from as far away as Texas and Colorado, and thousands of additional employees prepared to support the restoration effort in areas such as engineering, damage assessment, materials, wires down and more. Our plans also cover three critical elements:

—   System operations – which ensures the reliability and security of electricity supply to customers. We assess and monitor our system in order to restore power safely and reliably when outages occur.

—   Logistics – pre staging of crews and material to areas anticipated to be most severely affected is a key component. Providing food and lodging to those crews and managing the fleet comprises another area. Logistics touches many functions and in a storm of this scale it’s all hands on deck.

—   Communications – community outreach begins with contacting life support customers and engaging local emergency response officials in order to understand their priorities and ensure critical facilities are restored in a prioritised manner.

Irene’s path of destruction spanned 11 states along the eastern seaboard, caused severe flooding and downed trees, wires and poles. In total, more than six million people were without power including more than one million National Grid and LIPA customers.

The sheer scale of this storm pushed response crews to the limit and provided challenges new to us all, due to the significant damage to our infrastructure. We know that it didn’t all go smoothly and the after action reviews with local communities provided invaluable feedback. Other external investigations that we are cooperating with will supply more. Many lessons have been learnt. In particular, we need to find better ways to communicate more accurate and timely restoration information. Other improvements identified have already been embedded into our plans. Our response to the unseasonal October snow storm in Massachusetts, just nine weeks after Irene, benefited from these improvements with, for example, the early activation of community liaison officers who provided information and were a visible point of contact within our local communities. Work is ongoing, recognising that we can never stop improving the way we restore power and serve our customers.

1m+      £116m

National Grid and        Cost of Irene

LIPA customers            and the October

without power at          snow storm

one time

Storms response

We experienced unprecedented weather conditions across our US service territories this year: a rare tornado and unseasonably heavy snow in Massachusetts; flooding in upstate New York; and tropical storm Irene, which caused widespread damage throughout them all.

Storm response preparations undertaken by employees include training and exercises as well as the day-to-day operations and maintenance of the system throughout the year. From the way we design and target capital investment programmes that build redundancy into the network, to the tree trimming work that helps prevent damage to electrical lines during a storm, these activities provide a structured approach to help prepare for, and respond to, customer power outages.

52      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Electricity market reform

In July 2011, DECC published its Electricity Market Reform White Paper ‘Planning our Electric Future’ which set out the Government’s proposals for reforming the existing electricity market in the UK.

The UK Government has committed to a reduction in GHG emissions of 80% by 2050, largely through decarbonisation of electricity generation. While doing this there is a need to ensure continued security of supply.

The ongoing decommissioning of ageing nuclear plant and the closure of old coal fired power stations under European legislation amounts to the loss of 25% of our existing generation fleet, on a base year of 2008. These generation closures, coupled with an increase in the amount of renewable generation which is both intermittent and less flexible than conventional generation plant, will bring security of supply challenges. The expected increase in the number of electric vehicles, ground source heat pumps and other technologies that will change the way consumers use electricity will inevitably lead to increased demand. As a result, DECC has estimated that required investment in UK generation and transmission will be around £110 billion between now and 2020, double the rate of the past decade.

The reform measures introduced by the Government:

—   provide details of a carbon price floor to put a fair price on carbon and provide a stronger incentive to invest in low carbon generation;

—   set an emissions performance standard of 450 g C O2/KWh;

—   introduce new long-term arrangements in the form of a feed in tariff with contracts for difference to provide stable financial incentives to invest in all forms of low carbon electricity generation; and

—   a capacity mechanism to ensure future security of supply.

Following engagement with industry stakeholders, DECC decided that, through our existing role as system operator, we are best placed to operate the capacity mechanism and administer a feed in tariff with contracts for difference. A project team has been established to advise DECC as it develops the market reforms. Government will be responsible for setting the policy approach and objectives and for taking final decisions on key rules and parameters. We will provide independent advice on those key rules and parameters. Ofgem will continue its independent regulation of the market, incorporating the new instruments.

Talking networks

Our RIIO business plan submissions for UK Transmission and UK Gas Distribution were very different to anything we had previously submitted to Ofgem, with (among other things) a much greater emphasis on demonstrating how stakeholders have influenced the development of our business plans.

In developing the business plans, we drew together the views and opinions of our broad range of stakeholders using all the methods of engagement at our disposal, including some new and innovative engagement activities which have focused on informing and shaping our plans.

At the very beginning of our RIIO engagement, we developed ‘talking networks’, a comprehensive and coordinated programme of stakeholder engagement covering both UK Transmission and UK Gas Distribution. Through this, we built on our existing engagement activities to proactively engage with, and listen to, our stakeholders on topics related to the first RIIO price control period. We promised our stakeholders we would listen to what they have to say, discuss our future challenges and plans with them, and then act on what they told us.

Response to our engagement has been very positive. We are seen as industry leading in our engagement activities and the fact that we have been so proactive in discussing our ideas with our stakeholders and incorporating their views into our plans has been very well received.

We gathered a great deal of detail about what our stakeholders think of the services we provide and what they see as being our priorities going forward. For example, UK Transmission stakeholders have told us that reliability of supply is paramount. They trust our record on safety, and expect that to continue, and see us as having an important role to play in facilitating the move towards meeting the country’s environmental targets by connecting new low carbon generation. Stakeholders also told us that our level of customer service had improved but could still be better and that they would like to see further improvements in our connections services. They believe that innovation will play a crucial role in enabling us to continue to manage our networks going forward.

All of this has shaped our RIIO business plan submissions, but it is important that our engagement does not end once the first RIIO period begins. Our intention is to make talking networks an enduring process and to put stakeholder engagement at the heart of our business activities.

This new activity will be an enhancement of our current system operator role and, in asking National Grid to take on this responsibility, the Government has entrusted us with the management of a vitally important and substantial change to the electricity industry.
Nick Winser Executive Director UK

Annual Report and Accounts 2011/12 National Grid plc      53

Business Review

Delivering our strategy

What we delivered this year

Some of the priorities set for 2011/12 that underpinned our disciplined investment strategic goals were to:

—   Ensure successful delivery of the core UK capital investment programme.

—   Deliver on new growth areas eg carbon capture and storage (CCS), interconnectors and offshore networks.

—   Develop options to ensure US contribution to the continued growth of the Company.

Our future organic growth is dependent on the successful delivery of our capital investment plans which in 2011/12 amounted to £3.4 billion. The London tunnels project, as discussed in the case study, is a great example of how the money we are investing is helping to ensure that our customers have a secure energy supply for the future.

We continue to look for new non-regulated investment opportunities where they make sense and sit within our broader strategy and portfolio. It has been a mixed year for development in CCS with the announcement by the UK Government in October 2011 that it was terminating funding of the Longannet CCS project. Our commitment to this area continues and we have made material progress on research and development relating to the safe transportation of carbon dioxide and in maturing transport options for the Humber region and elsewhere. The Grain LNG heat pipe discussed in our case study – Partnering for mutual benefit – shows that lateral thinking can bring benefits in unexpected ways.

As discussed in the case study, the capital investment of over $1.5 billion during the last five years in New York has helped to significantly improve reliability. By delivering the works we have helped to build a better relationship with regulators and customers as well as increasing potential future returns under our rate case filings.

Partnering for mutual benefit

Collaborating with others often leads to innovative solutions to our needs. The Grain heat pipe, a joint project between National Grid and E.ON’s Grain power station, has now been built and is expected to come in to operation later in 2012. The 4.5 kilometre hot water pipeline is capable of transporting up to 340 MW of surplus heat from the power station to Grain LNG, where it is used to convert natural gas from liquid stored at -161°C to vapour and sent into the national transmission system. This cooled water is then returned to the power station where it is used to cool the generators. This will be one of the largest combined heat and power schemes in the UK and, at full capacity, has the potential to save up to 300,000 tonnes of CO2 per annum and further contribute towards achieving carbon reduction targets.

We are exploring with customers whether there is interest in a further expansion to our Grain LNG site which could take the peak capacity to 27% of the current annual UK gas demand and be completed for winter 2016/17. We are also evaluating other innovative investment options.

Investing in our people

We are committed to investing in our people, providing the training and other support necessary for them to build, maintain and operate our networks safely and reliably, and this year we provided over one million learner hours of training across our UK and US businesses. Delivering a training programme of this magnitude requires state of the art facilities and equipment.

In the US, major renovations were completed at the Millbury learning centre in Massachusetts. The facility has become a centralised cutting edge learning centre for all New England technical training and enabled us to eliminate two smaller regional training facilities.

In the UK, we completed work on our new electricity transmission switchgear training centre and accommodation facilities at Eakring and work on a similar gas transmission training centre has been sanctioned. In total, this will represent an investment of over £12 million.

These centres will use innovative and engaging eLearning, 3D virtual reality, SMART board technology, learner response technology and virtual classrooms to enhance the learning experience and reduce the costs associated with off-the-job training delivery.

54      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

London power tunnels

The flagship London power tunnels project, started in 2010, will create 10 new 400 kV circuits at the heart of the capital’s transmission system. Investment could reach nearly £0.9 billion once completed in 2018. London generates the largest electricity demand on our network – around 9 GW at peak – and demand is continuing to grow.

To ensure we can deliver the reliability demanded by our customers in the future, we need to increase the capacity of our transmission system in and around London and so the new cables that we are installing will operate at significantly higher voltages; providing significantly more capacity than the cables they are reinforcing and replacing.

The tunnel network will surface at eight points across London to transmit electricity across local areas from new substations and will provide power to the new Crossrail transport hub. The project is also connected to the national network as part of an integrated plan to upgrade and modernise the grid nationwide – rewiring Britain for the 21st century.

Upgrading an ageing network

Five years ago, we committed to an unprecedented level of investment in our upstate New York electricity transmission and distribution system. The goals were to: upgrade an ageing network; allow us to continue providing safe, reliable power to more than 1.6 million customers in the region; and to set the stage for continued investment.

Work has ranged from upgrading transmission lines and large tower structures that move bulk power to many communities, to smaller projects that improve service to individual homes and businesses across upstate New York.

Examples of some of the individual projects completed since 2007 are:

—   $16 million for replacement transformers for Packard and New Gardenville substations.

—   $36 million project to rebuild Clay 345 kV substation.

—   $35 million to replace 139 towers on the New Scotland 345 kV line.

—   $11 million to refurbish 69 kV line in Rotterdam-Schoharie, replacing 166 deteriorated wood pole structures and addressing reliability issues.

Despite the difficult economic times, we have invested over $1.5 billion – more than double the rate allowance set in 2001 and we have done it six months ahead of schedule.

The results so far have been excellent – we have met or exceeded our reliability targets every year since 2008.

300,000 tonnes of CO2 per annum potential saving through LNG heat pipe	1m learner hours of training delivered	£0.9bn planned investment in the London tunnels project	$1.5bn investment in upstate New York

Annual Report and Accounts 2011/12 National Grid plc      55

Business Review

Financial performance

Contents

56	Introduction
57	Measurement of financial performance
57 Use of adjusted profit measures
57 Timing
57 Exchange rates
57 Key performance indicators (KPIs)
58 Other performance measures
59 Earnings
61 Reconciliations of adjusted profit measures
62	Segments
63	Analysis of adjusted operating profit
64	Principal operations
64 UK Transmission
66 UK Gas Distribution
68 US Regulated
70 Other activities

Andrew Bonfield

Finance Director

Introduction

This year has seen good financial performance across our business. Excluding the impact of the timing differences that benefited last year’s results and the impact of the two major storms which severely affected our US business, our adjusted operating profit increased by 8%. On this basis, we saw increases in all of our business segments.

Our cost savings programme in the US has delivered the targeted run rate of $200 million as at the end of the year, which has contributed toward a £30 million reduction in controllable operating costs in the US Regulated segment. These savings were offset by increases in controllable costs in the UK due to inflationary pressures and additional staffing costs to support both the GDFO system implementation in our UK Gas Distribution business and the ongoing increase in our capital investment programme in UK Transmission.

Our interest expense and other finance costs were significantly lower in 2011/12 due to the benefit of lower average net debt and lower debt buy back costs. This led to an effective interest rate on treasury managed debt of 5.4% compared with 5.8% in 2010/11. The total tax charge this year was higher even though we saw the benefit of the lower tax rates in the UK, although our effective tax rate, excluding exceptional items, remeasurements and stranded cost recoveries, remained unchanged from the prior year at 29.2%.

Capital investment for the year was £3.4 billion. Taken together with the impact of depreciation and inflation, growth in our combined US and UK regulated asset base in 2011/12 has again been significant at over £1.5 billion.

Following strong cash flow from operations and the disposal of two small subsidiaries, we saw only a small increase in our net debt of £866 million. We expect net debt to continue to increase in line with our capital investment programme.

With the anticipated inflationary revenue growth from our regulatory arrangements in the UK and the benefit of new rates from the deferral filing in our upstate New York electricity business, we look forward to another year of good financial results in 2012/13.

Andrew Bonfield

56      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Measurement of financial performance

We report our financial results and position in accordance with IFRS.

Use of adjusted profit measures

In considering the financial performance of our businesses and segments, we analyse each of our primary financial measures of operating profit, profit before tax, profit for the year attributable to equity shareholders and earnings per share into two components.

The first of these components is referred to as an adjusted profit measure, also known as a business performance measure. This is the principal measure used by management to assess the performance of the underlying business.

Adjusted results exclude exceptional items, remeasurements, stranded cost recoveries, and the amortisation of acquisition-related intangibles. These items are reported collectively as the second component of the financial measures.

Accounting policy T on page 117 explains in detail the items which are excluded from our adjusted profit measures.

Adjusted profit measures have limitations in their usefulness compared with the comparable total profit measures as they exclude important elements of our financial performance. However, we believe that by presenting our financial performance in two components it is easier to read and interpret financial performance between periods, as adjusted profit measures are more comparable having removed the distorting effect of the excluded items. Those items are more clearly understood if separately identified and analysed. The presentation of these two components of financial performance is additional to, and not a substitute for, the comparable total profit measures presented.

Management uses adjusted profit measures as the basis for monitoring financial performance and in communicating financial performance to investors in external presentations and announcements of financial results. Internal financial reports, budgets and forecasts are primarily prepared on the basis of adjusted profit measures, although planned exceptional items, such as significant restructurings, and stranded cost recoveries are also reflected in budgets and forecasts. We separately monitor and disclose the excluded items as a component of our overall financial performance.

Reconciliations of adjusted profit measures to the total profit measure, that includes both components can be found on page 120.

Timing

As discussed on pages 24 to 29, our allowed revenues are set in accordance with our regulatory price controls or rate plans. We calculate the billing rates we charge our customers based on the estimated volume of energy we believe will be sold during the coming period. The actual volumes sold will differ from this estimate and therefore our total actual revenue will be different from our total allowed revenue. These differences are commonly referred to as timing differences. If we collect more than the allowed level of revenue, the balance must be returned to customers in subsequent periods, and if we collect less than the allowed level of revenue we may recover the balance from customers in subsequent periods. The amounts calculated as timing differences are estimates and subject to change until the variables that determine allowed revenue are final.

Our operating profit for the year includes an estimated in year over collection of £18 million (2010/11: £274 million over collection; 2009/10: £163 million under collection) and our closing balance of over-recovery at 31 March 2012 was £90 million. All other things being equal, the majority of that balance would normally be returned to customers in the following year. The table below shows adjusted operating profit and operating profit, adjusted for timing differences.

	Years ended 31 March
Excluding the impact of timing differences	2012 £m	2011 £m	2010 £m
Adjusted operating profit	3,477	3,326	3,284
Operating profit	3,521	3,471	3,456

Exchange rates

Our financial results are reported in sterling. Transactions for our US operations are denominated in dollars and so the related amounts that are reported in sterling depend on the dollar to sterling exchange rate. As the average rate of the dollar at $1.60:£1 in 2011/12 was weaker than the average rate of $1.57:£1 in 2010/11, the same amount of revenue, adjusted operating profit and operating profit in dollars earned in 2010/11 would have been reported as £135 million, £21 million and £26 million lower respectively if earned in 2011/12. In 2009/10, the average rate was $1.58:£1; if the revenue, adjusted operating profit and operating profit in dollars recognised in 2009/10 was earned in 2010/11 it would have been reported as £29 million, £3 million and £4 million higher respectively.

The balance sheet has been translated at an exchange rate of $1.60:£1 at 31 March 2012 ($1.61:£1 at 31 March 2011).

Key performance indicators (KPIs)

Our financial KPIs are set out on pages 38 and 39.

Total shareholder return (TSR)

We measure TSR as a KPI on a cumulative three year basis. The measure reflects changes in our share price and also assumes that dividends paid to shareholders over that period were reinvested in our shares. Cumulative TSR for the period from 1 April 2009 to 31 March 2012 was 51% (1 April 2008 to 31 March 2011: 4%; 1 April 2007 to 31 March 2010: -3%). This reflects the fact that, following a sharp fall in equity prices amid the turbulence in the financial markets during 2008/09, the subsequent recovery in the following three years has reversed these losses and resulted in further growth in TSR.

Group return on equity

We measure our performance in generating value for our shareholders by dividing our annual return by our equity base. We have changed the calculation methodology for group return on equity to better align with the methodology used for our new return on capital employed (RoCE) metric discussed on page 59.

Our annual return consists of the group’s adjusted earnings, amended for regulatory and accounting differences including, where applicable, timing differences, the impact of inflation on our UK RAV, pension and other post-employment benefits, certain capital related operating costs, the exclusion of non debt related interest, and changes to the tax expense resulting from the tax impact of these adjustments. Our equity base consists of opening capital employed less opening net debt. Opening capital employed consists of opening UK RAV, plus opening US rate base, plus the opening net book value of assets and liabilities of our non-regulated businesses and joint ventures, plus opening goodwill. Opening net debt is adjusted for significant individual transactions during the year such as rights issues and significant acquisition or disposal activities.

Annual Report and Accounts 2011/12 National Grid plc      57

Business Review

Financial performance continued

Using the revised methodology, we monitor our performance using the annual return each year. For 2011/12, our group ROE was 10.9%, compared with 10.8% in 2010/11 and 12.6% in 2009/10. The return in 2011/12 was in line with the prior year but was restrained by the significantly higher US storm costs. Excluding the higher major storm costs, the 2011/12 return was 11.3%, the increase driven by growth in the Company’s pre timing earnings. The high return in 2009/10 was primarily driven by inflation fluctuations in the UK affecting our allowed revenues and interest expense associated with our RPI linked bonds.

Regulated controllable operating costs

We measure regulated controllable operating costs as a proportion of our regulated assets, as measured by our UK RAV and our US rate base.

This ratio decreased to 6.7% in 2011/12, compared with 7.2% in 2010/11 and 7.5% in 2009/10 on a constant currency basis, reflecting cost savings in our US business following the restructure and the efficient growth of our regulated asset base.

Adjusted earnings per share

We monitor our financial performance during the year by measuring adjusted earnings per share. This and other profit measures are described on the following pages.

Other performance measures

Dividends and dividend cover

The proposed total ordinary dividend for 2011/12 amounts to £1,401 million or 39.28 pence per ordinary share. This represents an increase of 8% over the previous year’s ordinary dividend per share of 36.37 pence.

The table below shows the ordinary dividends paid or payable by National Grid for the past five financial years.

		Years ended 31 March
Dividends	2012 pence	2011 pence	2010 pence	2009 pence	2008 pence
Interim	13.93	12.90	13.65	12.64	11.70
Final	25.35	23.47	24.84	23.00	21.30
Total	39.28	36.37	38.49	35.64	33.00

Dividends per ADS	$	$	$	$	$
Interim	1.10	1.02	1.15	0.95	1.21
Final	2.02	1.90	1.77	1.74	2.05
Total	3.12	2.92	2.92	2.69	3.26

Dividends expressed in dollars per ADS in the table above reflect the amounts paid or payable to ADS holders, rounded to two decimal places.

The final dividend proposed in respect of each financial year is reported in the financial statements for the following year. Therefore, the proposed final dividend for 2011/12 of 25.35 pence per share, amounting to approximately £905 million (assuming all dividends are settled in cash), will be reported in the financial statements for the year ending 31 March 2013.

Dividend cover

	Years ended 31 March
Total ordinary dividends covered by:	2012 times	2011 times	2010 times
Adjusted earnings	1.3	1.4	1.5
Earnings	1.5	1.8	1.5

Scrip take up

Dividend	Proportion taking up scrip
2009/10 final	23%
2010/11 interim	14%
2010/11 final	34%
2011/12 interim	7%

58      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Interest cover

In order to deliver sustainable growth, we must be disciplined in the way we manage our balance sheet. The principal measure we use to monitor financial discipline is interest cover, being a measure of the cash flows we generate compared with the net interest cost of servicing our borrowings. The table below shows our interest cover for the last three years:

	Years ended 31 March
	2012 times	2011 times	2010 times
Interest cover	3.9	3.8	3.9

The primary reasons for the increase in 2011/12 were a fall in finance costs driven by interest rates on short-term instruments combined with benefits from our 2010/11 debt buy back programme partially offset by a small decrease in our operational cash inflows for the year.

Return on capital employed

RoCE is designed to provide a performance comparison between our regulated UK and US businesses and is one of the measures that we use to make strategic and investment decisions around our portfolio of businesses. Our RoCE calculation is a post-tax return on assets measure based on an IFRS operating profit adjusted, where applicable, for timing differences, the impact of inflation on our UK RAV and differences between the treatment of certain costs by regulators and their treatment in the financial statements, including taxation, pension and other post-employment benefits, and certain capital related operating costs. We also deduct taxation at the statutory rate. The capital employed is the opening UK RAV and opening US rate base.

The table below shows the RoCE for our businesses over the last three years:

	Years ended 31 March
RoCE	2012%	2011%	2010%
UK regulated	8.6	8.5	9.6
US regulated	6.8	7.1	5.5

The increase in UK RoCE is due to higher operating profit following the benefits of inflation on our RPI-X price controls partially offset by growth in our asset base. The fall in the US RoCE is due to higher storm costs, partially offset by savings driven by our restructuring. Excluding the impact of higher major storm costs, the US RoCE would have been 7.6%, an increase of 0.5% compared with 2011.

Earnings

The following chart shows the five year trend in adjusted profit attributable to equity shareholders of the parent (adjusted earnings) and adjusted earnings per share.

The following chart shows the five year trend in profit attributable to equity shareholders (earnings) and earnings per share.

In accordance with IAS 33, all earnings per share and adjusted earnings per share amounts for comparative periods have been restated as a result of shares issued via scrip dividends and the bonus element of the rights issue.

Diluted adjusted earnings per share and diluted earnings per share are shown in the table below:

	Years ended 31 March
	2012 pence	2011 pence	2010 pence
Adjusted diluted earnings per share	51.0	50.6	48.3
Diluted earnings per share	56.8	62.5	47.3

The principal reason for the dilution in each year relates to employee share plans.

Annual Report and Accounts 2011/12 National Grid plc      59

Business Review

Financial performance continued

Adjusted operating profit

The £105 million decrease in adjusted operating profit in 2011/12 to £3,495 million is primarily due to:

—	Adverse timing differences of £256 million, as noted on page 57.
—	Higher storm costs in the US of £116 million due to hurricane Irene and the October snow storm in Massachusetts.

Partially offset by:

—	An increase in UK regulated revenues of £220 million reflecting the impact of inflation on our RPI-X price controls.
—	Improved results from other activities as described on page 71.

Other operating costs were relatively flat year on year, reflecting reduced costs in our US Regulated segment as a result of the restructuring, offset by higher costs within the UK due to inflation and additional staffing costs to support both the GDFO system implementation in our UK Gas Distribution business and the ongoing increase in our capital investment programme in UK Transmission.

The £479 million increase in 2010/11 to £3,600 million was primarily due to the favourable timing differences that adversely affected the current year and increased revenues in our US Regulated segment following the introduction of new rates in several of our utilities.

More information can be found in the discussion of our segments on pages 62 to 71.

Adjusted net finance costs

	Years ended 31 March
	2012 £m	2011 £m	2010 £m
Adjusted net finance costs	917	1,134	1,155

The £217 million decrease in adjusted net finance costs in 2011/12 to £917 million is primarily due to lower interest rates on short-term instruments; lower debt repurchase costs that had peaked in the prior year due to the use of surplus funds from the rights issue; the benefit of lower average net debt as a result of those buy backs; and a favourable variance in pension interest primarily due to a higher than expected rate of return on US pension assets. The slight increase in 2010/11 compared with 2009/10 primarily reflected lower net pension interest due to higher plan assets and higher rates of return on those assets, offset by higher accretions on index-linked debt following the return of UK inflation.

Adjusted taxation

Adjusted tax for 2011/12 was a charge of £755 million (2010/11: £722 million; 2009/10: £553 million). This represents an effective tax rate of 29.2% (2010/11: 29.2%; 2009/10: 28.0%). The 2011/12 effective tax rate before exceptional items, remeasurements and stranded cost recoveries did not change from 2010/11 because a fall in prior period tax credits was offset, primarily by a 2% reduction in the UK corporation tax rate and a change in the UK/US profit mix where higher UK profits were taxed at UK tax rates, which are lower than those in the US. The increase in the rate from 2009/10 to 2010/11 mainly arose from a change in the UK/US profit mix where higher US profits were taxed at US tax rates that are higher than those in the UK. More information on taxation can be found in note 5 to the consolidated financial statements.

Exceptional items, remeasurements and stranded cost recoveries

Exceptional charges of £122 million in 2011/12 consisted of restructuring charges of £101 million, environmental charges of £55 million and impairment charges of £64 million, offset by net gains on the disposals of two subsidiaries of £97 million and other net gains of £1 million.

Exceptional charges of £350 million in 2010/11 consisted of restructuring costs of £89 million, environmental charges of £128 million, impairment costs and related charges of £133 million and other charges of £15 million, offset by net gains on disposals of three subsidiaries and an associate of £15 million.

Exceptional charges of £268 million in 2009/10 consisted of restructuring charges of £149 million, environmental charges of £63 million and other charges of £67 million, offset by net gains on disposals of £11 million.

Exceptional finance costs and remeasurements

There were no exceptional finance costs in 2011/12. There were £73 million of exceptional finance costs during 2010/11 relating to the early redemption of debt following the rights issue in June 2010, offset by £43 million of exceptional interest income relating to tax settlements in the US. There were £33 million of exceptional finance costs during 2009/10 relating to the early redemption of debt. Financial remeasurements relate to net gains and losses on derivative financial instruments, 2011/12 included a loss of £70 million (2010/11: £36 million gain; 2009/10: £81 million gain). The financial element of commodity contract revaluations was nil in 2011/12 (2010/11: nil; 2009/10: £1 million loss).

Stranded cost recoveries

Stranded cost recoveries decreased by £88 million to £260 million as the costs were substantially recovered during the year. (2010/11: £348 million; 2009/10: £369 million).

Exceptional taxation

Taxation related to exceptional items, remeasurements and stranded cost recoveries changes each year in line with the nature and amount of transactions recorded.

In addition, exceptional tax from 2011/12 included an exceptional deferred tax credit of £242 million arising from a reduction in the UK corporation tax rate from 26% to 24% applicable from 1 April 2012. A similar reduction in the UK corporation tax rate in 2010/11 from 28% to 26% resulted in a £226 million deferred tax credit in that year.

An additional exceptional tax credit of £59 million arose in 2010/11 from settling a number of KeySpan pre acquisition items with the US tax authorities. In 2009/10 a £41 million exceptional tax charge arose due to a change in US tax legislation under the Patient Protection and Affordable Care Act.

More information on exceptional items, remeasurements and stranded cost recoveries can be found in note 3 to the consolidated financial statements.

60      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Reconciliations of adjusted profit measures

Reconciliation of adjusted operating profit to total operating profit

Adjusted operating profit is presented on the face of the income statement under the heading operating profit before exceptional items, remeasurements and stranded cost recoveries.

	Years ended 31 March
	2012 £m	2011 £m	2010 £m
Adjusted operating profit	3,495	3,600	3,121
Exceptional items	(122)	(350)	(268)
Remeasurements	(94)	147	71
Stranded cost recoveries	260	348	369
Total operating profit	3,539	3,745	3,293

Reconciliation of adjusted operating profit to adjusted earnings and earnings

Adjusted earnings is presented in note 6 to the consolidated financial statements, under the heading adjusted earnings.

	Years ended 31 March
	2012 £m	2011 £m	2010 £m
Adjusted operating profit	3,495	3,600	3,121
Adjusted net finance costs	(917)	(1,134)	(1,155)
Share of post-tax results of joint ventures	7	7	8
Adjusted profit before tax	2,585	2,473	1,974
Adjusted taxation	(755)	(722)	(553)
Adjusted profit	1,830	1,751	1,421
Attributable to non-controlling interests	(2)	(4)	(3)
Adjusted earnings	1,828	1,747	1,418
Exceptional items	174	(16)	(270)
Remeasurements	(122)	219	17
Stranded cost recoveries	156	209	221
Earnings	2,036	2,159	1,386

Reconciliation of adjusted earnings per share to earnings per share

Adjusted earnings per share is presented in note 6 to the consolidated financial statements.

	Years ended 31 March
	2012 pence	2011 pence	2010 pence
Adjusted earnings per share	51.3	50.9	48.6
Exceptional items	4.9	(0.5)	(9.3)
Remeasurements	(3.4)	6.4	0.6
Stranded cost recoveries	4.3	6.1	7.6
Earnings per share	57.1	62.9	47.5

Reconciliation of adjusted profit before tax to total profit before tax

Adjusted profit before tax is presented on the face of the income statement under the heading profit before tax before exceptional items, remeasurements and stranded cost recoveries.

	Years ended 31 March
	2012 £m	2011 £m	2010 £m
Adjusted profit before tax	2,585	2,473	1,974
Exceptional items	(122)	(380)	(301)
Remeasurements	(164)	183	151
Stranded cost recoveries	260	348	369
Total profit before tax	2,559	2,624	2,193

Reconciliation of adjusted operating profit excluding timing differences and major storms to total operating profit

Adjusted operating profit excluding timing differences and major storms is discussed in the Business Review.

	Years ended 31 March
	2012 £m	2011 £m	2010 £m
Adjusted operating profit excluding timing differences and major storms	3,593	3,326	3,284
Major storms	(116)	–	–
Adjusted operating profit excluding timing differences	3,477	3,326	3,284
Timing differences	18	274	(163)
Adjusted operating profit	3,495	3,600	3,121
Exceptional items, remeasurements and stranded cost recoveries	44	145	172
Total operating profit	3,539	3,745	3,293

Reconciliation of adjusted operating profit excluding timing differences to total operating profit

Adjusted operating profit excluding timing differences and total operating profit excluding timing differences are discussed in the Business Review.

	Years ended 31 March
	2012 £m	2011 £m	2010 £m
Adjusted operating profit excluding timing differences	3,477	3,326	3,284
Exceptional items, remeasurements and stranded cost recoveries	44	145	172
Total operating profit excluding timing differences	3,521	3,471	3,456
Timing differences	18	274	(163)
Total operating profit	3,539	3,745	3,293

Annual Report and Accounts 2011/12 National Grid plc      61

Business Review

Financial performance continued

Segments

Revenue by operating segment

	Years ended 31 March
	2012 £m	2011 £m	2010 £m
UK Transmission	3,804	3,484	3,475
UK Gas Distribution	1,605	1,524	1,518
US Regulated	7,795	8,746	8,372
Other activities	715	678	741
Total segmental revenues	13,919	14,432	14,106
Less: sales between operating segments	(87)	(89)	(99)
Total	13,832	14,343	14,007

62      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Analysis of adjusted operating profit

The chart on this page analyses the movements in adjusted operating profit by segment, comparing 2011/12 with 2010/11 and comparing 2010/11 with 2009/10. The charts on pages 65, 67, 69 and 71 show the principal movements in each segment over the same periods.

Changes in adjusted operating profit by segment 2009/10 to 2011/12

09/10 adjusted results
3,121
Exchange rate movements
3
09/10 adjusted results @ constant currency
3,124
UK Transmission
52
See page 65
UK Gas Distribution
(12)
See page 67
US Regulated
463
See page 69
Other activities
(27)
See page 71
10/11 adjusted results
3,600
Exchange rate movements
(21)
10/11 adjusted results @ constant currency
3,579
UK Transmission
(9)
See page 65
UK Gas Distribution
52
See page 67
US Regulated
(195)
See page 69
Other activities
68
See page 71
11/12 adjusted results
3,495
Increase in profit £m
Decrease in profit £m
3,000
3,100
3,200
3,300
3,400
3,500
3,600
3,700
3,800

Annual Report and Accounts 2011/12 National Grid plc      63

Business Review

Principal operations

UK Transmission

We own the electricity transmission system in England and Wales and are the national electricity transmission system operator, responsible for both the England and Wales transmission system, and the two high voltage transmission networks in Scotland, which we do not own. Day-to-day operation of the system involves the continuous real-time matching of demand and generation output. We are also designated as system operator for the new offshore electricity transmission regime.

We own and operate the gas national transmission system in Great Britain, with day-to-day responsibility for balancing demand.

We own and operate the UK assets, and a portion of the subsea cables, that comprise the electricity interconnector between England and France as part of a joint arrangement with the French transmission operator.

For more details on how our UK Transmission business operates see pages 16 to 17 and 20 to 21.

Key achievements

—	delivered our capital investment programme totalling £1.4 billion;
—	achieved our best year for reliability on record with transmission system availability of 99.999999%;
—	opened an office in Brussels to engage at a European level;
—	outperformed both our transmission carbon budgets (by over 25%) and our regulatory SF6 leakage target; and
—

in February 2012, in a joint venture partnership with ScottishPower, we awarded a £1 billion contract to build the first ever subsea electricity link between England and Scotland – the western high voltage direct current link.

Strategy

As part of the group’s strategic objectives, UK Transmission’s strategy includes:

—	delivering the increased capital investment programme. This adds to our regulated asset value and supports future equity growth;
—

working with Ofgem to achieve an acceptable outcome to RIIO-T1. This will include reviewing the output measures and incentives and considering how best to maximise our returns under these new mechanisms. This will contribute to future earnings and cash flows;

—

continuing work to increase our influence in Europe and create a long-term EU strategy, intended to help contribute to the evolution of the laws and regulations that affect our business and our consumers; and

—	increasing innovation, commercially, technically and financially. This can help us meet the output measures of our RIIO regulatory agreement and assist in finding new ways to generate growth.

Principal risks

—	the assets associated with our major project developments will require significant stakeholder engagement in order to secure the necessary permissions to be built;
—	the increased capital expenditure programme drives a need to ensure we have the appropriate core organisational and leadership capabilities; and
—	the outcome of Ofgem’s review of our business plans is uncertain.

Outlook

We believe the outlook for our UK Transmission business over the coming year is positive. While there are challenges ahead, we believe we have the right skills and approach to overcome them.

In the next 12 months we aim to deliver over £1.5 billion of capital investment and over the RIIO price control period we estimate this will be £25 billion.

Our safety and reliability performance has remained strong during the year and we believe this can continue. Our customer satisfaction scores have improved and work is underway to help deliver further improvement in this area.

We are working with stakeholders to try to develop the network of the future, designed to have appropriate flexibility to cope with the transition to a low carbon economy.

64      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

More information at nationalgrid.com

UK Transmission

The results of the UK Transmission segment for the years ended 31 March 2012, 2011 and 2010 were as follows:

	Years ended 31 March
	2012 £m	2011 £m	2010 £m
Revenue	3,804	3,484	3,475
Operating costs excluding exceptional items	(2,450)	(2,121)	(2,164)
Adjusted operating profit	1,354	1,363	1,311
Exceptional items	–	(70)	(59)
Operating profit	1,354	1,293	1,252

Principal movements (2009/10 – 2011/12)

Annual Report and Accounts 2011/12 National Grid plc      65

Business Review

Principal operations

UK Gas Distribution

We own and operate four of the eight regional gas distribution networks in Great Britain. Our networks comprise approximately 132,000 kilometres (82,000 miles) of gas distribution pipeline and we transport gas from the gas national transmission system to around 10.8 million consumers on behalf of 26 active gas shippers. Gas consumption in our UK networks was 259 TWh in 2011/12 compared with 304 TWh in 2010/11.

We manage the national gas emergency number (0800 111 999). This service, along with the enquiries lines, appliance repair helpline and meter enquiry service, handled 2,498,804 calls during 2011/12.

For more details on how our UK Gas Distribution business operates see pages 20 and 21.

Key achievements

—	achieved all our overall standards of service, including our emergency standards;
—	delivered £645 million of capital investment, including £474 million replacement expenditure to deliver 1,979 kilometres of decommissioned mains;
—	significantly improved customer satisfaction, increasing scores by an average of 5.5% this year and closing the gap on the independent distribution networks (IDNs);
—	submitted our RIIO business plans, prompting a favourable reaction from Ofgem and subsequently submitted revised plans; and
—	completed the exit of all IDNs from the system operator managed services agreement, including delivery of all systems.

Strategy

As part of the group’s strategic objectives, UK Gas Distribution’s strategy includes:

—	improving our safety performance. This discipline is important for our people, our contractors and the public and is an output measure under RIIO;
—	further improving our service to customers. This aids our relationships with stakeholders and is an output measure under RIIO;
—

embedding process excellence, along with systems improvements and training to make us more efficient and productive. Efficient processes should help us to meet output targets at reasonable cost, contributing to superior financial returns; and

—	developing a high performance culture to help inspire our people to do their best. Our people are the foundation of what we do.

Principal risks

—	the potentially dangerous nature of our activities, for our employees, contractors and the public, drives us to stay focused on process and personal safety;
—

operational performance and our ability to meet standards of service could be materially adversely affected by extreme weather conditions or other events. We therefore actively drive performance throughout the year; and

—	the outcome of Ofgem’s review of our business plan is uncertain.

Outlook

We expect to complete the roll out of the GDFO system across our networks over the summer of 2012. Once completed, this will be an enabling tool for our process improvements and should assist in improving productivity.

Our mains replacement programme will continue and is estimated at around £5 billion over the eight years of the first RIIO price control. In addition, we estimate around £1.3 billion in other capital expenditure.

We plan to introduce process and system improvements which are designed to help achieve output measures and earn incentive revenues under RIIO.

66 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

More information at nationalgrid.com

UK Gas Distribution

The results of the UK Gas Distribution segment for the years ended 31 March 2012, 2011 and 2010 were as follows:

	Years ended 31 March
	2012 £m	2011 £m	2010 £m
Revenue	1,605	1,524	1,518
Operating costs excluding exceptional items	(842)	(813)	(795)
Adjusted operating profit	763	711	723
Exceptional items	(24)	(40)	(41)
Operating profit	739	671	682

Principal movements (2009/10 – 2011/12)

Annual Report and Accounts 2011/12 National Grid plc      67

Business Review

Principal operations

US Regulated

We own and operate electricity distribution networks in upstate New York, Massachusetts, Rhode Island and New Hampshire. Through these networks we serve approximately 3.5 million electricity consumers in New England and upstate New York.

We also maintain and operate the electricity transmission and distribution system on Long Island owned by LIPA. The LIPA service territory covers approximately 3,185 square kilometres (1,230 square miles).

We own 57 electricity generation units on Long Island that together provide 4.1 GW of power under contract to LIPA. Our plants consist of oil and gas fired steam turbine, gas turbine and diesel driven generating units ranging from 2 MW to 385 MW.

Our US gas distribution networks provide services to around 3.5 million consumers across the northeastern US, located in service territories in upstate New York, New York City, Long Island, Massachusetts, New Hampshire and Rhode Island. We added 35,000 new gas heating customers in these areas in 2011/12.

We are responsible for billing, customer service and supply services. We forecast, plan for and procure approximately 14 billion standard cubic metres of gas and 33 TWh of electricity annually across four states.

For more details on how our US Regulated business operates see pages 18 to 19 and 22 to 23.

Key achievements

—	in April 2012, filed new rate cases for our upstate New York and Rhode Island gas and electricity businesses;
—	completed the US reorganisation to a local facing jurisdictional model;
—	achieved $200 million annualised cost savings compared to 2009/10 real achieved costs;
—	achieved significant milestones on the New England East-West Solution project, a multistate transmission project, working with the NE ISO and other utilities; and
—	successful continued development of the Cape Wind project.

Strategy

As part of the group’s strategic objectives, US Regulated’s strategy includes:

—	aligning our end-to-end processes to the needs of our customers and working to strengthen our relationships with the communities we serve;
—

improving our financial performance through new rate filings and actions to increase the efficiency of our operations. New tools such as integrated information systems can help enable these improvements. By achieving this we will be better placed to achieve or exceed our allowed returns;

—	increasing our safety and reliability. Work to improve our response to major weather events will continue and can help enhance our reputation; and
—	re-engaging our people and taking action to improve our employee engagement index.

Principal risks

—	due to storms or other events our network may fail;
—	the outcome of our rate case filings is uncertain;
—	adverse findings in the audit by Overland Consulting Inc on behalf of NYPSC may damage our relationships with our regulators; and
—	new environmental or other regulations may increase our costs and may not be remunerated under our rate plans.

Outlook

We believe the US Regulated business has opportunities to improve performance and we have a plan in place to realise these opportunities over the next few years.

The next 12 months will see significant changes to our information systems with the implementation of a new enterprise resource planning system. This will be supplemented by process improvements aimed at delivering efficiency gains while also improving operational performance.

68 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

More information at nationalgrid.com

US Regulated

The results of the US Regulated segment for the years ended 31 March 2012, 2011 and 2010 were as follows:

	Years ended 31 March
	2012 £m	2011 £m	2010 £m
Revenue excluding stranded cost recoveries	7,516	8,391	7,996
Operating costs excluding exceptional items, remeasurements and stranded cost recoveries	(6,326)	(6,984)	(7,055)
Adjusted operating profit	1,190	1,407	941
Exceptional items and remeasurements	(296)	(51)	(10)
Stranded cost recoveries	260	348	369
Operating profit	1,154	1,704	1,300

Principal movements (2009/10 – 2011/12)

Annual Report and Accounts 2011/12 National Grid plc      69

Business Review

Principal operations

Other activities

Grain LNG

Grain LNG is one of three LNG importation facilities in the UK. It was constructed in three phases, phases I, II and III becoming operational in 2005, 2008 and 2010 respectively. It operates under long-term contracts with customers and provides importation services, storage and send out capacity on to the national transmission system.

We are exploring with customers whether there is interest in a further expansion of the Grain LNG site that could take peak capacity up to 27% of the current annual UK gas demand when completed, which may be as early as winter 2016/17 subject to market interest.

BritNed

BritNed is a joint venture between National Grid and TenneT, the Dutch transmission system operator, to build and operate a 1,000 MW, 260 kilometre (162 mile) subsea electricity link between the UK and the Netherlands. BritNed was fully commissioned and went live on 1 April 2011.

The first capacity auction was held in October 2011 and intraday auctions are expected to commence in May 2012. In its first year of operation 80% of power flows, around 3.9 TWh, were from the Netherlands to the UK and availability was above 95%.

Metering

National Grid Metering provides installation and maintenance services to energy suppliers in the regulated market in Great Britain. It maintains an asset base of around 15 million domestic, industrial and commercial meters. During 2011/12, it significantly improved its approach to measuring process safety performance and reported no lost time injuries as well as improving customer satisfaction as measured under a biannual customer survey.

During 2012, we successfully completed the sale of OnStream which provides installation and maintenance services in the unregulated market.

UK Property

National Grid Property is responsible for managing our occupied properties in the UK and for the management, clean up and disposal of surplus sites, most of which are former gasworks.

During the year, we reviewed our commercial property operating model and in April 2012 signed an outsourcing contract with Capita Symonds. This arrangement will provide a range of services to further progress the efficient disposal and management of our surplus estate.

Xoserve

Xoserve delivers transactional services on behalf of all the major gas network transportation companies in Great Britain, including National Grid. Xoserve is jointly owned by National Grid, as majority shareholder, and the other gas distribution network companies.

US non-regulated businesses

These include interests in LNG storage, LNG road transportation and transmission pipelines. During the year, we successfully completed the sale of Seneca-Upshur, our oil and gas exploration and production business in West Virginia and Pennsylvania.

Corporate activities and shared services functions

Corporate activities comprise central overheads, insurance and expenditure incurred on business development.

70      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

More information at nationalgrid.com

Other activities

The results of our other activities for the years ended 31 March 2012, 2011 and 2010 were as follows:

	Years ended 31 March
	2012 £m	2011 £m	2010 £m
Revenue	715	678	741
Operating costs excluding exceptional items	(527)	(559)	(595)
Adjusted operating profit	188	119	146
Exceptional items	104	(42)	(87)
Operating profit	292	77	59

Principal movements (2009/10 – 2011/12)

Annual Report and Accounts 2011/12 National Grid plc      71

Business Review

Financial position and resources

Contents

72	Going concern
72	Summarised balance sheet
	72	Goodwill and intangibles
	72	Property, plant and equipment
	73	Investments and other non-current assets
	73	Current assets
	73	Current liabilities
	73	Deferred tax liabilities
	73	Provisions and other non-current liabilities
	73	Net pension and other post-retirement obligations
74	Net debt
	74	Funding and liquidity risk management
	74	Surplus funds
	74	Net debt trend
	74	Composition of net debt
76	Off balance sheet items
76	Commitments and contingencies
77	Capital structure
77	Actuarial valuation of UK pensions

The following is a summarised analysis of our financial position and resources and should be read in conjunction with our consolidated financial statements.

You may also be interested in our risks and response to risk, particularly:

— cost escalation on pages 42, 43 and 45

— financing and liquidity on pages 43 and 46

— customers and counterparties on pages 43 and 46

Going concern

Having made enquiries, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the consolidated and individual financial statements of the Company. More details of our liquidity position are provided under the risk factors discussion on page 43 and in note 32(d) to the consolidated financial statements.

Summarised balance sheet

	As at 31 March
	2012 £m	2011 £m
Goodwill and intangibles	5,322	5,277
Property, plant and equipment	33,701	31,956
Investments and other non-current assets	687	728
Pension assets	155	556
Current assets*	2,611	2,822

Current liabilities*	(3,155)	(3,441)
Deferred tax liabilities	(3,738)	(3,766)
Provisions and other non-current liabilities	(3,652)	(3,758)
Pensions and other post-retirement obligations	(3,088)	(2,574)
Net debt	(19,597)	(18,731)
Net assets	9,246	9,069

*Excludes amounts related to net debt and provisions reported in other lines

Goodwill and intangibles

Goodwill and intangibles increased by £45 million during 2011/12 to £5,322 million. This increase primarily relates to software additions of £203 million offset by amortisation of £79 million and the impairment of the acquisition related intangible asset of £64 million following the announcement that, after the end of the current contract in 2013, we will no longer operate and maintain the electricity distribution network on behalf of LIPA.

Property, plant and equipment

Property, plant and equipment increased by £1,745 million to £33,701 million. This was principally due to capital expenditure of £3,172 million, predominantly in the extension of our regulated networks, partially offset by £1,212 million of depreciation and net disposals of £279 million, primarily the disposal of OnStream in October 2011.

72      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

The graph below shows our capital expenditure over the last five years, by segment. The largest area of organic growth is in the UK Transmission segment, and we expect that to be the case for the next few years.

Capital expenditure decreased marginally in each of the three regulated businesses. This was primarily due to timing of work being undertaken.

As a result of capital expenditure in 2011/12, and after allowing for depreciation and, in the UK, inflation, we estimate that our regulated asset base will increase by approximately £1.5 billion.

Investments and other non-current assets

Investments and other non-current assets have decreased by £41 million to £687 million. This is principally due to a £58 million decrease in the fair value of our US commodity contract assets driven by a fall in electricity prices partially offset by an increase in other receivables.

Current assets

Current assets have decreased by £211 million to £2,611 million. This was due to a fall in trade receivables of £230 million, primarily reflecting the impact of warmer than normal weather in March 2012 on our US Regulated segment revenues. The warmer weather also led to an offsetting increase in inventories in the US, which were £56 million higher.

Current liabilities

Current liabilities have decreased by £286 million to £3,155 million. Trade payables were £190 million lower, reflecting the impact of lower commodity prices in our US Regulated segment. Current tax liabilities were £120 million lower primarily due to tax payments made in 2011/12.

Deferred tax liabilities

The net deferred tax liability decreased by £28 million to £3,738 million. This decrease mainly arose from the deferred tax charge for the year of £381 million being more than offset by the £403 million deferred tax credit arising on actuarial losses relating to pension and other post-retirement obligations. Refer to notes 5 and 22 to the consolidated financial statements for further information.

Provisions and other non-current liabilities

Provisions and other non-current liabilities decreased by £106 million to £3,652 million. Additions to environmental provisions were £58 million primarily due to revisions to our cost estimates. This was offset by payments in relation to provisions totalling £228 million, including £101 million relating to environmental provisions and £74 million relating to restructuring provisions. Further information on provisions is provided in note 24.

Net pension and other post-retirement obligations

We operate pension arrangements on behalf of our employees in both the UK and US and also provide post-retirement healthcare and life insurance benefits to qualifying retirees in the US.

In the UK, the defined benefit section of the National Grid UK Pension Scheme and the National Grid Electricity Group of the Electricity Supply Pension Scheme are closed to new entrants. Membership of the defined contribution section of the National Grid UK Pension Scheme is offered to all new employees in the UK.

In the US, we operate a number of pension plans, which provide both defined benefits and defined contribution benefits. We also provide post-retirement benefits other than pensions to the majority of employees. Benefits include health care and life insurance coverage to eligible retired employees.

Pension plan assets are measured at the bid market value at the balance sheet date. Plan liabilities are measured by discounting the best estimate of future cash flows to be paid out by the plans using the projected unit method. Estimated future cash flows are discounted at the current rate of return on high quality corporate bonds in UK and US debt markets of an equivalent term to the liability.

A summary of movements in the IAS 19 accounting deficit is set out below:

Net plan liability	UK £m	US £m	Total £m

As at 1 April 2011	(90)	(1,928)	(2,018)
Exchange movements	–	(8)	(8)
Current service cost	(84)	(112)	(196)
Expected return less interest	85	(15)	70
Curtailments, settlements and other	(9)	(60)	(69)
Actuarial gains/(losses)
– on plan assets	406	25	431
– on plan liabilities	(1,174)	(582)	(1,756)
Employer contributions	198	415	613

As at 31 March 2012	(668)	(2,265)	(2,933)

Represented by:
Plan assets	16,107	5,042	21,149
Plan liabilities	(16,775)	(7,307)	(24,082)

Net plan liability	(668)	(2,265)	(2,933)

The principal movements in net obligations during the year arose as a consequence of a decrease in the discount rate following declines in corporate bond interest rates. Actuarial gains on plan assets reflected improvements in financial markets, particularly corporate bond yields. The curtailment loss recognised in the US is an adjustment to the gain recorded in the prior year as a result of the US restructuring.

Annual Report and Accounts 2011/12 National Grid plc 73

Business Review

Financial position and resources continued

Plan assets are predominantly invested in equities, corporate bonds, gilts, property and short-term investments. Our plans are trustee administered and the trustees are responsible for setting the investment strategy and monitoring investment performance, consulting with us where appropriate.

The investment profile of our pension plan assets is illustrated below:

Further information on our pension and other post-retirement obligations can be found in note 30 of the consolidated financial statements.

Net debt

Funding and liquidity risk management

Funding and treasury risk management is carried out by the treasury function under policies and guidelines approved by the Finance Committee of the Board. The Finance Committee is responsible for the regular review and monitoring of treasury activity and for the approval of specific transactions, the authority for which may be further delegated.

The primary objective of the treasury function is to manage our funding and liquidity requirements. A secondary objective is to manage the associated financial risks, in the form of interest rate risk and foreign exchange risk, to within acceptable boundaries. Further details on the management of funding and liquidity and the main risks arising from our financing and commodity hedging activities can be found in the risk factors discussion starting on page 41 and in notes 32 and 33 of the consolidated financial statements.

Surplus funds

Investment of surplus funds, usually in short-term fixed deposits or placements with money market funds that invest in highly liquid instruments of high credit quality, is subject to our counterparty risk management policy.

Net debt trend

The trend in our net debt as shown in the chart above highlights two significant events. The acquisition of KeySpan in August 2007 and our rights issue in June 2010.

Composition of net debt

Net debt is made up as follows:

	2012 £m	2011 £m
Cash, cash equivalents & financial investments	2,723	3,323
Borrowings and bank overdrafts	(23,025)	(23,198)
Derivatives	705	1,144
Total net debt	(19,597)	(18,731)

The increase in net debt of £866 million to £19,597 million is explained by our chart below:

74      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Factors decreasing net debt

Our primary source of cash relates to operating cash flows as detailed separately below. In 2011/12 this was supplemented by proceeds from the rights issue. Non cash movements related to foreign exchange gains caused by movements in the sterling to dollar exchange rate which was offset by increases in the value of inflation linked debt.

Factors increasing net debt

Our primary use of cash is for capital expenditure and other investing activities. This has increased by £258 million primarily due to increased investment in our UK Transmission business. We also utilised cash for dividends which increased by £148 million representing the 8% growth in the dividend and the increase in the number of qualifying shares following the rights issue and scrip dividend uptakes. Net interest paid was £287 million lower than prior year, reflecting lower interest rates, lower average net debt during the year and reduced debt repurchase costs. Tax paid was £259 million, £263 million higher than prior year due to a refund received in March 2011. Non cash movements related to increases in the value of inflation linked debt and remeasurements.

Operating cash flows

Cash flows from our operations are largely stable over a period of years. Our electricity and gas transmission and distribution operations in the UK and US are subject to multi-year rate agreements with regulators. In the UK, we have largely stable annual cash flows. However, in the US our short-term cash flows are dependent on the price of gas and electricity and the timing of customer payments. The regulatory mechanisms for recovering costs from customers can result in significant cash flow swings from year to year. Changes in volumes in the US, for example as a consequence of abnormally mild or extreme weather or economic conditions affecting the level of demand, can affect cash inflows in particular.

Cash flow from operations decreased by £367 million in 2011/12 to £4,487 million due to lower operating profits, unfavourable working capital movements, higher pension payments and lower stranded costs recoveries.

The increase of £482 million in 2010/11 to £4,854 million was due to higher operating profits and lower pension payments.

Borrowings

The Finance Committee controls refinancing risk by limiting the amount of our debt maturities arising from borrowings in any one year which is demonstrated by our maturity profile.

The maturity profile of gross borrowings by our major financial entities is illustrated below:

During the year we continued to refinance where attractive opportunities arose. We received £1,809 million of proceeds from new loans and debt issuance, including a €500 million note in NGUSA in May 2011, £283 million from our RPI linked retail bond in National Grid plc in October 2011 and a $500 million note in Boston Gas in February 2012; and repaid £1,914 million of borrowings during the year.

As at 31 March 2012 total borrowings of £23,025 million including bonds, bank loans, finance leases and other debt was broadly consistent with 2010/11. We expect to repay £2,492 million of our maturing debt in the next 12 months and that we will be able to refinance this debt through the capital and money markets.

Further information on borrowings can be found on the debt investors’ section of our website and in note 19 of the consolidated financial statements.

Annual Report and Accounts 2011/12 National Grid plc      75

Business Review

Financial position and resources continued

Derivatives

	2012 £m	2011 £m
Interest rate swaps	187	161
Cross-currency interest rate swaps	740	970
Foreign exchange forward contracts	59	38
Forward rate agreements	(5)	(20)
Inflation linked swaps	(276)	(5)
Total as at 31 March	705	1,144

We use derivative financial instruments to manage our exposure to risks arising from fluctuations in interest rates and exchange rates. We value our derivatives by discounting all future cash flows by externally sourced market yield curves at the balance sheet date, taking into account the credit quality of both parties. The decrease in our derivatives of £439 million therefore represents movements as a result of underlying market variables and composition of the derivative portfolio.

The currency exposure on our borrowings is managed through the use of cross-currency swaps and results in a net debt profile post derivatives that is almost entirely sterling/dollar.

The impact on net debt from our use of derivatives can be seen in the currency and interest rate profiles shown below:

The interest rate profile of net debt is actively managed under the constraints of our interest rate risk management policy as approved by the Finance Committee. Our interest rate exposure, and therefore profile, will change over time. The chart below shows the interest rate profile of our net debt before derivatives.

The charts below show the impact, as at 31 March 2012, of derivatives on our net debt for 2012/13 and future years. The 2012/13 position reflects the use of derivatives, including forward rate agreements to lock in interest rates in the short term. The future years’ position excludes derivatives that mature within the next year.

Further details on our foreign currency and interest rate risk management can be found in the risk factors discussion on page 45 and in note 32(a) of the consolidated financial statements.

Off-balance sheet items

There were no significant off-balance sheet arrangements other than the contractual obligations shown in note 32(d) of the consolidated financial statements, and the commitments and contingencies discussed below.

Commitments and contingencies

The following table summarises the commitments and contingencies outstanding at 31 March 2012 and 2011

	2012 £m	2011 £m
Future capital expenditure contracted but not provided for	2,728	1,614

Total operating lease commitments	706	795
Energy commitments	4,174	3,543
Guarantees and letters of credit	1,344	762

The increase in capital expenditure contracted but not provided for is a result of the continued ramp up in our capital investment programme.

The energy commitments reflect obligations to purchase energy under long-term contracts. These contracts are used in respect of our normal sale and purchase requirements and do not include commodity contracts carried at fair value. Substantially all our costs of purchasing electricity and gas supply for our customers are recoverable at an amount equal to cost. The timing of recovery can vary between financial periods leading to an under- or over-recovery within any particular financial period (see timing differences as discussed on page 57).

The increase in guarantees and letters of credit relates to a guarantee provided in relation to our portion of the construction of the HVDC west coast link between Scotland and England, which is expected to expire in 2016.

76      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

We propose to meet all our commitments, as well as working capital requirements, from existing cash and investments, operating cash flows, existing credit facilities, future facilities and other financing that we reasonably expect to be able to secure in the future.

Further information on commitments and contingencies can be found in note 28 to the consolidated financial statements, together with information on litigation and claims.

Capital structure

The principal measure of our balance sheet efficiency is our interest cover ratio as described on page 59. Our target long-term range for interest cover is between 3.0 and 3.5, which we believe is consistent with single A range long-term senior unsecured debt credit ratings within our main UK operating companies, National Grid Electricity Transmission plc (NGET plc) and National Grid Gas plc (NGG plc).

Some of our regulatory agreements impose lower limits for the long-term senior unsecured debt credit ratings that certain companies within the group must hold or the amount of equity within their capital structures. These requirements are monitored on a regular basis in order to ensure compliance. One of the key limits requires National Grid plc to hold an investment grade long-term senior unsecured debt credit rating. We believe our aim of maintaining single A range long-term senior unsecured debt credit ratings within our main UK operating companies is consistent with this. Further details on credit ratings can be found on the debt investors’ section of our website.

Gearing at 31 March 2012 and 31 March 2011, calculated as net debt expressed as a percentage of net debt plus net assets, amounted to 68% and 67% respectively. We do not consider that this standard gearing ratio is an appropriate measure of our balance sheet efficiency as it does not reflect the economic value of our regulated assets in our UK and US businesses.

Therefore, we monitor the regulatory asset value (RAV) gearing within NGET plc and the regulated transmission and distribution businesses within NGG plc. This is calculated as net debt expressed as a percentage of RAV, and indicates the level of debt employed to fund our UK regulated businesses. It is compared to 60% which is the level of RAV gearing indicated by Ofgem as being appropriate for these businesses. The table below shows the RAV gearing for NGET plc and for the regulated transmission and distribution businesses within NGG plc as at 31 March 2012 and 31 March 2011. To calculate RAV gearing for the regulated transmission and distribution businesses within NGG plc, we exclude an element of debt that is associated with funding the metering business within NGG plc which no longer has a RAV associated with it.

RAV gearing	2012%	2011%
Regulated transmission and distribution businesses within National Grid Gas plc	51	54
National Grid Electricity Transmission plc	49	54

Actuarial valuation of UK pensions

A triennial valuation is carried out for the independent trustees of our two UK defined benefit plans by professionally qualified actuaries, using the projected unit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities.

The last completed full actuarial valuation of the National Grid UK Pension Scheme was as at 31 March 2010. This concluded that the pre-tax funding deficit was £599 million in the defined benefit section on the basis of the funding assumptions. Employer cash contributions for the ongoing cost of this plan are currently being made at a rate of 32% of pensionable payroll.

The last completed full actuarial valuation of the National Grid Electricity Group of the Electricity Supply Pension Scheme was as at 31 March 2010. This concluded that the pre-tax funding deficit was £507 million on the basis of the funding assumptions. Employer cash contributions for the ongoing cost of this plan are currently being made at a rate of 23.7% of pensionable payroll.

We agreed with both sets of Trustees that the deficits should be repaired over 17 years and that we would deposit additional cash in restricted accounts over which the respective Trustee has a charge and that would be paid to the Trustee, primarily in the event of insolvency or loss of licence of the relevant employer. The money is returned back to the company if the respective scheme moves into surplus.

In addition, we agreed with the Trustees of the National Grid Electricity Group of the Electricity Supply Pension Scheme to make a payment in respect of the deficit up to a maximum of £220 million should certain triggers be breached, primarily relating to loss of licence by NGET plc or its credit rating falling below agreed limits.

More information on the actuarial valuations can be found in note 30 to the consolidated financial statements.

Annual Report and Accounts 2011/12 National Grid plc      77

Business Review

Accounting policies

Basis of accounting

The consolidated financial statements present our results for the years ended 31 March 2012, 2011 and 2010 and our financial position as at 31 March 2012 and 2011. They have been prepared using the accounting policies shown, in accordance with International Financial Reporting Standards (IFRS).

In complying with IFRS, we are also complying with the version of IFRS that has been endorsed by the European Union for use by listed companies.

Choices permitted under IFRS

IFRS provides certain options available within accounting standards. Material choices we have made, and continue to make, include the following:

Presentation formats

We use the nature of expense method for our income statement and total our balance sheet to net assets and total equity.

In the income statement, we present subtotals of total operating profit, profit before tax and profit from continuing operations, together with additional subtotals excluding exceptional items, remeasurements and stranded cost recoveries. Exceptional items, remeasurements and stranded cost recoveries are presented separately on the face of the income statement.

Customer contributions

Contributions received prior to 1 July 2009 towards capital expenditure are recorded as deferred income and amortised in line with the depreciation on the associated asset.

Financial instruments

We normally opt to apply hedge accounting in most circumstances where this is permitted. For net investment hedges, we have chosen to use the spot rate method, rather than the alternative forward rate method.

Timing of goodwill impairment reviews

Goodwill impairment reviews are carried out annually in the final quarter of the financial year.

Critical accounting policies

The application of accounting principles requires us to make estimates, judgements and assumptions that may affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the accounts. On an ongoing basis, we evaluate our estimates using historical experience, consultation with experts and other methods that we consider reasonable in the particular circumstances to ensure compliance with IFRS. Actual results may differ significantly from our estimates, the effect of which will be recognised in the period in which the facts that give rise to the revision become known.

Certain accounting policies, described below, have been identified as critical accounting policies, as these policies involve particularly complex or subjective decisions or assessments. The discussion of critical accounting policies below should be read in conjunction with the description of our accounting policies set out in the consolidated financial statements on pages 112 to 118.

Revenue

Revenue includes an assessment of energy and accruals for transportation services supplied to customers between the date of the last meter reading and the year end. Changes to the estimate of the energy or transportation services supplied during this period would have an impact on our reported results.

Unbilled revenues at 31 March 2012 are estimated at £368 million in the UK and £360 million in the US compared with £303 million and £445 million respectively at 31 March 2011.

Estimated economic lives of property, plant and equipment

The reported amounts for depreciation of property, plant and equipment and amortisation of non-current intangible assets can be materially affected by the judgements exercised in determining their estimated economic lives.

Hedge accounting

We use derivative financial instruments to hedge certain economic exposures arising from movements in exchange and interest rates or other factors that could affect either the value of our assets or liabilities or our future cash flows. Movements in the fair values of derivative financial instruments may be accounted for using hedge accounting where we meet the relevant eligibility, documentation and effectiveness testing requirements. If a hedge does not meet the strict criteria for hedge accounting, or where there is ineffectiveness or partial ineffectiveness, then the movements will be recorded in the income statement immediately instead of being recognised in other comprehensive income or by being offset by adjustments to the carrying value of debt.

Exceptional items, remeasurements and stranded cost recoveries

Exceptional items, remeasurements and stranded cost recoveries are items of income and expense that, in the judgement of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and distort the comparability of our financial performance between periods.

Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, gains or losses on disposals of businesses or investments and debt redemption costs as a consequence of transactions such as significant disposals or issues of equity.

Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments. These fair values increase or decrease as a consequence of changes in commodity and financial indices and prices over which we have no control.

Stranded cost recoveries relate to the recovery, through charges to electricity customers in upstate New York and in New England, of costs mainly incurred prior to divestiture of generation assets.

Tax estimates

Our tax charge is based on the profit for the year and tax rates in effect. The determination of appropriate provisions for taxation requires us to take into account anticipated decisions of tax authorities and estimate our ability to utilise tax benefits through future earnings and tax planning.

78      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Carrying value of assets and potential for impairments

The carrying value of assets recorded in the consolidated balance sheet could be materially reduced if an impairment were to be assessed as being required. Impairment reviews are carried out either when a change in circumstance is identified that indicates an asset might be impaired or, in the case of goodwill, annually. An impairment review involves calculating either or both of the fair value or the value in use of an asset or group of assets and comparing with the carrying value in the balance sheet.

These calculations involve the use of assumptions as to the price that could be obtained for, or the future cash flows that will be generated by, an asset or group of assets, together with an appropriate discount rate to apply to those cash flows.

Assets and liabilities carried at fair value

Certain assets and liabilities, principally financial investments, derivative financial instruments and certain commodity contracts, are carried in the balance sheet at their fair value rather than historical cost.

The fair value of financial investments is based on market prices, as is that of derivative financial instruments where market prices exist. Other derivative financial instruments and those commodity contracts carried at fair value are valued using financial models, which include judgements on, in particular, future movements in exchange and interest rates as well as equity and commodity prices.

Provisions

Provisions are made for liabilities, the timing and amount of which is uncertain. These include provisions for the cost of environmental restoration and remediation, decommissioning of nuclear facilities we no longer own but to which we still have a responsibility to contribute, restructuring, and employer and public liability claims.

Calculations of these provisions are based on estimated cash flows relating to these costs, discounted at an appropriate rate where significant. The amounts and timing of cash flows relating to these liabilities are based on management estimates supported by external consultants.

Pensions and other post-retirement benefits

Obligations for pensions and other post-retirement benefits recorded in the balance sheet are calculated actuarially using a number of assumptions about the future, including inflation, salary increases, life expectancy, length of service and pension and investment returns, together with the use of a discount rate to calculate the present value of the obligation.

These assumptions can have a significant impact on both the pension obligation recorded in the balance sheet and on the net charge recorded in the income statement.

Energy commitments

Our energy commitments relate to contractual commitments to purchase electricity or gas to satisfy physical delivery requirements to our customers or for energy that we use ourselves. In management’s judgement these commitments meet the normal purchase, sale or usage exemption in IAS 39 and are not recognised in the financial statements.

If these commitments were judged not to meet the exemption under IAS 39 they would have to be carried in the balance sheet at fair value as derivative instruments, with movements in their fair value shown in the income statement under remeasurements.

In order to illustrate the impact that changes in assumptions could have on our results and financial position, the following sensitivities are presented:

Revenue accruals

A 10% change in our estimate of unbilled revenues at 31 March 2012 would result in an increase or decrease in our recorded net assets and profit for the year by approximately £49 million net of tax.

Asset useful lives

An increase in the economic useful lives of assets of one year on average would reduce our annual depreciation charge on property, plant and equipment by £70 million (pre-tax) and our annual amortisation charge on intangible assets by £11 million (pre-tax).

Hedge accounting

If using our derivative financial instruments, hedge accounting had not been achieved during the year ended 31 March 2012, then the profit after tax for the year would have been £165 million higher than that reported net of tax, and net assets would have been £163 million higher.

Provisions

A 10% change in the estimates of future cash flows estimated in respect of provisions for liabilities would result in an increase or decrease in our provisions of approximately £173 million.

Assets carried at fair value

A 10% change in assets and liabilities carried at fair value would result in an increase or decrease in the carrying value of derivative financial instruments and commodity contract liabilities of £71 million and £19 million respectively.

Pensions and other post-retirement obligations

Our pension and post-retirement obligations are sensitive to the actuarial assumptions used. A 0.1% increase in the discount rate, a 0.5% increase in the rate of salary increases or an increase of one year in life expectancy would result in a change in the net obligation of £346 million, £158 million and £686 million and a change in the annual pension cost of £7 million, £8 million and £6 million respectively. The effect of a change in the discount rate, driven by changes in corporate bond interest rates, would be expected to have a partial offset due to the related effects on asset values.

Accounting developments

Accounting standards, amendments to standards and interpretations adopted in 2011/12

In preparing our consolidated financial statements we have complied with IFRS, IAS and interpretations applicable for 2011/12. None of the standards, amendments to standards and interpretations adopted during 2011/12 resulted in a material change to our consolidated financial statements for the year, or the comparative years presented.

Accounting standards, amendments to standards and interpretations not yet adopted

New accounting standards, amendments to standards and interpretations which have been issued but not yet adopted by National Grid are discussed in the consolidated financial statements on page 119.

Annual Report and Accounts 2011/12 National Grid plc      79

Corporate Governance

Corporate Governance

Chairman’s foreword

I am fully committed to strong corporate governance practices and firmly believe in the benefits an effective board can bring to an organisation. It is evident to me that the Board, under the leadership of Sir John, made great progress in enhancing its effectiveness. However, we must not rest on our laurels, and I have been looking at ways to further improve it. As well as my own observations, I have discussed the Board’s operation and processes with each Director individually. For more information, see Board evaluation and effectiveness on page 82.

We have made changes to Board meeting agendas to ensure our Non-executive Directors have greater opportunity to support, challenge and add value, particularly on strategic issues. Further, our Non-executive Directors have committed to individually visit different sites to continuously broaden their understanding of the Company and meet our employees and contractors. We have also undertaken a comprehensive review of our risk appetite with a corresponding increase in our understanding of this important area.

As a priority following my appointment, I have worked with the Nominations Committee to review the evolution of the Board and Committee composition, in light of the longevity of service of several of our Non-executive Directors and noting in particular the strategic challenges and opportunities our Company faces. We have identified the balance of skills, experience, capabilities, independence, diversity and knowledge of the Company required on the Board and its Committees against which future appointments will be made, see page 81 for more details on Board transition.

As part of this succession planning process, which should complete in July 2014, we are delighted to welcome Ruth Kelly, Paul Golby and, with effect from 1 June 2012, Nora Brownell to our Board. During 2012, we will be saying goodbye to Stephen Pettit and Linda Adamany and thank them for their committed service to the Board. The phased recruitment and induction of new Non-executive Directors facilitates a structured handover and allows us to retain essential experience and knowledge to ensure continuity during a period of change. I am confident our Non-executive Directors retain independent character and judgement and continue to play an essential role in the composition of our Board due to the skills and expertise they bring. For more information on the diversity of our Board see pages 10 and 11.

I look forward to leading the Board through this period of transition and overseeing the changes ahead to further strengthen our corporate governance.

Sir Peter Gershon

Chairman

Governance contents
80	Governance framework
81	The Board
81	Board composition
81	The Board and its Committees
81	Non-executive Director independence
82	Director induction, development and support
82	Board evaluation and effectiveness
84	Board and Committee governance structure
86	Executive Committee
86	Finance Committee
86	Risk & Responsibility Committee
87	Nominations Committee
88	Audit Committee
90	Remuneration Report
107	Shareholder and share capital information

Governance framework

We are committed to operating our businesses in a responsible and sustainable manner. Our corporate governance framework forms an integral part of this approach in order to safeguard shareholder value.

Compliance statement

The Board considers that it complied in full with the provisions of the UK Corporate Governance Code (the Code) during the financial year being reported, with the exception of the recruitment process for one of the Non-executive Directors, see page 87 for further details.

This report explains key features of the Company’s governance structure to provide a greater understanding of how the main principles of the Code have been applied and to highlight areas of focus during the year. The report also includes items required by the Disclosure and Transparency Rules. The location within the Annual Report and Accounts of each of the disclosures required in the Directors’ Report is set out in the index at the top of the following page. Our business model is explained on page 14 as required by the Code.

A full description of the matters reserved to the Board, together with other documentation relating to the Company’s governance, is available on our website.

Examples of changes during the year

The role of the Senior Independent Director has been updated during the year, and the Board has increased its focus on risk matters, see pages 40 to 47.

Additionally, a project was undertaken to formulate revised global delegations of authority which set out the processes for decision- making within the Company. Over time, the existing delegations had become complex, making it difficult to interpret quickly the correct delegation of authority requirement for decision-making. The principles of the simplified processes and guidance, which also incorporated consideration of risk, were approved by the Executive Committee and then the Board in January 2012. The revised framework came into effect from 1 April 2012 following a period of training and communication and applies equally to the UK and US.

80      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Directors’ Report statutory and other disclosures (starting on page indicated)
107	Annual General Meeting	184	Conflicts of interest	14	Future developments		expenditure
186	Articles of Association	24	Contractual and other	40	Internal control	185	Post balance sheet events
89	Audit information		arrangements	184	Material interests in shares	14	Principal activities and
8	Board of Directors	184	Directors’ indemnity	32	People		business review
184	Change of control provisions	103	Directors’ share interests	185	Policy and practice on	185	Research and development
184	Charitable donations	58	Dividends		payment of creditors	40	Risk management
184	Code of Ethics	74	Financial instruments	185	Political donations and	107	Share capital

The Board

The Board reserves a number of matters for its sole consideration where these matters impact the strategic direction, effective oversight and reputation of the Company and its businesses.

Board focus during the year

—	monthly Chief Executive’s report on safety, business development and scorecard showing performance against KPIs;
—	strategic review to 2020;
—	UK and US regulatory issues and updates;
—	UK business deep dives on operating model, energy futures and carbon capture and storage;
—	US business deep dives on restructuring progress, customer focus and initiatives and review of external audits;
—	dividend policy;
—	risk appetite;
—	budget and business plan;
—	London Olympics; and
—	corporate governance best practice.

Expected Board focus for next year

—	safety performance and initiatives;
—	UK price control review submissions, outcomes and updates and US regulatory relationships and rate filings;
—	results of 2012 employee opinion survey and proposed high level actions;
—	ageing workforce regeneration;
—	talent management, retention and recruitment;
—	clarifying future sources of growth;
—	UK capital expenditure programme delivery;
—	financing the business, including dividend policy; and
—	implementing and monitoring actions to improve its own performance, see page 82.

Board composition

Sir Peter joined the Board on 1 August 2011 as Deputy Chairman and assumed the role of Chairman on 1 January 2012 when Sir John Parker stepped down. Additionally during the year, Ruth Kelly and Paul Golby joined the Board as Non-executive Directors and John Allan stepped down. The Directors during the year are set out on page 85.

In their deliberations, the Nominations Committee and the Board consider balance as a key requirement for the composition of the Board, not only in terms of the number of Executives and Non-executives, but also with regard to the mix of skills, experience, knowledge, independence and diversity. The skills and diversity of the Board are set out on pages 10 and 11.

The Board considers the Directors offering themselves for election or re-election continue to be effective, committed to their roles and have sufficient time available to perform their duties. The Chairman has established processes to enable him to fulfil his role as chairman of two FTSE 100 companies effectively. In accordance with the Code, all Directors, with the exception of Stephen Pettit, will seek election or re-election as set out in the Notice of the 2012 AGM. Biographical details for current Directors can be found on pages 8 and 9, together with details of Committee memberships.

For further details regarding the Directors’ service contracts and letters of appointment, see pages 99 and 100 in the Remuneration Report.

Board transition

Stephen Pettit and Linda Adamany will step down from the Board with effect from 30 July and 31 October 2012 respectively. Ken Harvey, Senior Independent Director and Remuneration Committee chairman, and George Rose, Audit Committee chairman, are expected to stay on the Board until July 2013, allowing time for suitably qualified and experienced external candidates to be appointed. Maria Richter, Finance Committee chairman, who also has significant financial expertise, is expected to step down in July 2014 to allow a phased recruitment and induction of new non-executive directors. While we recognise the length of service of Ken, George and Maria we strongly believe that as a result of their skills, experience and independence they remain key to the phased and orderly transition of the Board.

It is anticipated up to four new non-executive directors will be appointed over the period until July 2014. In this respect, on 1 June 2012 Nora Brownell will join the Board, bringing US regulatory and utilities experience. She will join the Nominations, Remuneration and Risk & Responsibility Committees. Future non-executive director appointments will be made against candidate profiles to bring additional finance, City, CEO/CFO and executive remuneration experience, as appropriate, to the Board.

On Stephen Pettit’s departure, the Risk & Responsibility Committee which he has chaired will be replaced by a new committee, to be chaired by Philip Aiken, which will focus on safety, environmental and health matters.

The Board and its Committees

The Board delegates authority to its Committees to carry out certain tasks as defined in, and regulated by, the Committees’ terms of reference, which are available on our website. The Committee structure is set out in summary on page 12 and in more detail on pages 84 and 85.

In relation to the day-to-day management of the Company, the Executive Committee has responsibility for making management and operational decisions. Included this year, on page 13, is further information on the membership and operation of the Executive Committee.

Non-executive Director independence

The independence of the Non-executive Directors is considered at least annually along with their character, judgement, commitment and performance on the Board and relevant Committees. The Board, in its deliberations, specifically took into consideration the Code and examples of indicators of potential non independence, including length of service. On appointment as Chairman, Sir Peter was considered to be independent by the Board.

The length of service of several of our Non-executive Directors was a key consideration for the Chairman on his appointment. As set out in the Chairman’s foreword to this report, Sir Peter and the Nominations Committee have reviewed the composition and balance of the Board and its ability to meet future challenges. The orderly transition of the Board is underway in a phased manner as set out above. Following the annual evaluation of independence, with a particularly rigorous review for those Directors who have served greater than six years, each of the Non-executive Directors at year end has been determined by the Board to be independent notwithstanding that Ken Harvey, Stephen Pettit and George Rose have served on the Board for more than nine years.

Annual Report and Accounts 2011/12 National Grid plc      81

Corporate Governance

Corporate Governance continued

Director induction, development and support

The Chairman, with the support of the Company Secretary & General Counsel, is responsible for the induction of new Directors and ongoing development of all Directors.

Non-executive Directors’ induction programme

On appointment to the Board, new Non-executive Directors receive an induction programme including:

—   one-to-one meetings with other Directors and senior management in the UK and US;

—   Directors’ information pack to provide background information on the Company’s businesses and operations including matters relating to corporate governance and corporate responsibility;

—   meetings with the external auditors and advisors; and

—   operational site visits.

Programmes are tailored depending on the experience and background of each individual and the Committees on which they serve. Ruth Kelly’s induction provided information on the Company’s operations and industry together with legal duties associated with being a Director of a listed company. Recognising that Paul Golby has recent and relevant industry experience in the UK, and has also served as a director of a UK listed company, his induction is being tailored accordingly, including opportunities to find out more about our US businesses.

Chairman’s induction programme

The Chairman’s induction programme included the items listed in the above bullets and was further tailored as follows:

—   an extensive site visit programme including, in the UK and US, control centres and substations, and in the UK Isle of Grain and Eakring learning centre, together with the Brooklyn/Queens Interconnector in the US;

— extensive time spent with the Chief Executive;

—   meetings with senior management from a wide variety of functions, such as procurement, human resources, network operations, asset management, maintenance and construction, together with jurisdictional presidents; and

—   meetings with the UK regulator and major shareholders.

At the one-to-one meetings held with the Chairman as part of the Board performance evaluation process, a discussion is held to identify any personal development and training needs. As the internal and external business environment changes, it is important to ensure the Directors’ skills and knowledge are refreshed and updated regularly.

Board meetings are regularly held at operational sites to enhance familiarity with the Company. At each Board meeting, all Directors receive updates on legal, economic, corporate governance and best practice matters as appropriate, and details of the latest training courses available. Executive Directors use external coaching in accordance with their personal development plans.

With the agreement of the Board, Executive Directors gain experience of other companies’ operations, governance frameworks and boardroom dynamics through non-executive appointments as set out in the Board biographies on pages 8 and 9. The fees for these positions are retained by the individual as detailed on page 99.

Board evaluation and effectiveness

The annual performance evaluation process allows the Board to formally record, monitor and look to improve its performance in order to maintain high standards of governance.

After due consideration by Sir John, Sir Peter and the Nominations Committee of the requirement periodically to conduct an externally facilitated performance evaluation, it was agreed that, in this first year of Board transition including change of Chairman, an internally facilitated approach would be the most appropriate method of evaluation.

The performance evaluation process was led jointly by Sir John and Sir Peter until Sir John’s departure and assisted by the Company Secretary & General Counsel. The process consisted of surveys for the Board and each Committee, and one-to-one meetings between each of the Directors and Sir Peter. A summary of the timeline and process is set out in the diagram below.

The Board and Committee surveys were structured around the provisions of the Code and topics included composition, role and structure of the Board and Committees, meeting scheduling and operation, information and support, and training and development opportunities for Directors. This year all surveys were updated to reflect evolving best practice on diversity. For each question, a choice of four answers was provided and all Committee surveys included open questions to prompt comments and suggestions on how the Committee could enhance its performance, and influence and impact on the business.

82      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

The results of this year's performance evaluation show the Board and its Committees continue to operate effectively and actions for further enhancements have been identified, examples of which are set out in the table below.

Area	Actions for 2012/13
Membership and attendees	During this period of Board transition, membership of all Committees is to be reviewed to ensure appropriate alignment of skills and knowledge. Responsibility: Nominations Committee

Training and development

Training and development is key for all members of the Board. Formal training plans will be agreed between each Director and the Chairman (and in the case of the Chairman with the Senior Independent Director).

Responsibility: Board members

Role and structure

To review the terms of reference and remit of the Risk & Responsibility Committee, including the advice sought from external advisors (Note this action is being taken forward as part of the proposal to replace the Committee with a new committee which will focus on safety, environmental and health matters).

Responsibility: Chairman, Chief Executive and Company Secretary & General Counsel

Having joined during the year, to enhance his familiarisation with the operation and processes of the Board, in addition to meeting each Director to discuss the results of the Board performance evaluation survey, Sir Peter also met with all Directors on a one-to-one basis. This was part of a separate and complementary review, which was run in parallel with the formal Board evaluation process. Following consultation with the Chief Executive, Sir Peter presented his initial findings on the Board's effectiveness to the Nominations Committee and Board in January, with the Board in February agreeing detailed actions under the following broad areas:

—	enabling the Board and its Committees to focus appropriately on addressing the key challenges and opportunities;
—	facilitating an appropriate level of input and constructive challenge from the Non-executive Directors;
—	establishing more clarity about the levels of assurance the Board needs in areas outside the remit of the Audit Committee;
—	increasing Non-executive Director engagement with the operations; and
—	increasing the effectiveness of scrutiny of operations and business processes.

In relation to the above, membership of the Nominations Committee has been extended to include all Non-executive Directors so as to provide a wider forum to consider Executive succession and performance matters. Additionally, short meetings between the Chairman and the Non-executive Directors have been introduced immediately before each Board meeting to help the Chairman identify any particular issues to enable him to focus the relevant discussions, and after each Board meeting to capture feedback on performance and any residual issues. Following the performance evaluation and the Chairman's review, a combined action plan has been produced and progress with actions will be continually monitored throughout the year by the Company Secretary & General Counsel, as noted in the diagram opposite.

Examples of actions undertaken following last year's performance evaluation process are set out in the table below.

Area	Actions completed 2011/12	Commentary
Training and development

Ongoing review and assessment of training and development opportunities for Board members, including any areas of interest for training sessions to be delivered by internal or external parties.

Responsibility: Board

Throughout the year, at Board level, there has been a variety of training undertaken, examples include carbon capture and storage updates and discussions relating to the undergrounding of electric cables led by internal experts at Board meetings. External parties have presented on Basel III and debt capital markets to the Finance Committee. Updates on new legislation and evolving best practice have also been provided by external advisors to the Committees.

Board composition	Review and agree clarity of succession planning focus between the Nominations Committee and the Board. Responsibility: Board and Nominations Committee	It was determined the Nominations Committee with the Board would focus on succession plans for the Board and Executive Committee. The Board would also focus on the wider Company talent pipeline.

Role and structure	Continue to monitor and review advice from, and effectiveness of, advisors including appropriateness of each advisor. Responsibility: Remuneration and Risk & Responsibility Committees

The effectiveness of advisors is continually monitored to ensure the Company receives sound and timely advice. Recent changes in operation of the Remuneration Committee will enable more opportunities for updates, views and comments from the advisors. The Risk & Responsibility Committee has reviewed the provision of advisors during the year and, as a result, a new safety advisor has been appointed.

At a private meeting of the Non-executive Directors, Ken Harvey led the review of Sir John's performance. Sir John's performance and leadership of the Board was considered to have been of a high standard. Following Sir Peter's appointment as Chairman, it has been determined that a review of his performance to date would be premature, however, in line with previous years, this review will be led by Ken Harvey in November 2012. In their deliberations, the Non-executive Directors, with input from the Executive Directors, will include an assessment of his ability to fulfil his role as Chairman given he is also chairman of another FTSE 100 company.

Annual Report and Accounts 2011/12 National Grid plc      83

Corporate Governance

Corporate Governance continued

Board and Committee governance structure

The Board

The Board provides effective oversight of the Company and its businesses and determines the governance structure and strategic direction to ensure the long-term success of the Company.

In order to operate efficiently and to give appropriate attention and consideration to matters, the Board has delegated authority to its Committees to carry out tasks as summarised below, with further details on the following pages. The Board and Committees are supplied in a timely manner with information in a form and of a quality appropriate to enable them to discharge their duties.

Listed below are the Committee membership and attendance together with details of the other attendees who are invited to ensure the respective Committees receive relevant updates and background information.

Instances of non attendance during the year were considered and determined as being reasonable in each case due to the individual circumstances. Should any Director be unable to attend a meeting, the Chairman and Committee chairman are informed and the absent Director is encouraged to communicate opinions and comments on the matters to be considered.

Executive Committee		Finance Committee		Risk & Responsibility Committee

Role and focus

The Committee oversees the financial, operational and safety performance of the Company, taking management action it considers necessary to safeguard the interests of the Company and to further the strategy, business objectives and targets established by the Board.

Role and focus

The Committee sets policy and grants authority for financing decisions, bank accounts, credit exposure, control mechanisms for hedging and foreign exchange transactions, guarantees and indemnities and approves, or if appropriate recommends to the Board, other treasury, tax, pensions and insurance strategies.

Role and focus

The Committee monitors and reviews the Company’s non-financial risks and interfaces with the Audit Committee. The Committee, in relation to non-financial risks only, is responsible for reviewing the strategies, policies, targets and performance of the Company.

Membership and attendance		Membership and attendance		Membership and attendance

Name	Attendance (i)	Name	Attendance (i)	Name	Attendance (i)

Committee chairman		Committee chairman		Committee chairman
Steve Holliday	11 of 11	Maria Richter	4 of 4	Stephen Pettit	4 of 4

Executive Directors		Executive Directors		Non-executive Directors
Andrew Bonfield	10 of 11	Steve Holliday	4 of 4	Linda Adamany	4 of 4
Tom King	11 of 11	Andrew Bonfield	4 of 4	Philip Aiken	4 of 4

Nick Winser	11 of 11	Non-executive Directors		Paul Golby (iv)	1 of 1

Other members		Ruth Kelly (v)	2 of 2	Ken Harvey	4 of 4

David Lister		Stephen Pettit	4 of 4

chief information officer	11 of 11	John Allan (vi)	1 of 1

Other attendees:

— Chief Executive;

—   Company Secretary & General Counsel;

—   director of UK safety, sustainability and resilience;

— US senior vice president safety, health, environmental services;

—   director of corporate audit; and

—   the Chairman, other Executive Directors and corporate affairs director, as appropriate.

Helen Mahy Company Secretary & General Counsel	11 of 11

Other attendees:

—   global director of tax and treasury;

— head of group tax;

— head of risk and insurance, global head of pensions, vice president US treasury and external advisors as appropriate; and

— the Chairman and management, as appropriate.

George Mayhew corporate affairs director	11 of 11
Mike Westcott global human resources director	10 of 11
Alison Wood global director of strategy and business development	11 of 11

Other attendees: Senior management as necessary to keep the Committee fully apprised of the Company’s businesses.

84      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Board composition, attendance and independence

Non independent		Independent
Name	Attendance (i)	Name	Attendance (i)

(i)    Attendance is expressed as number of meetings attended out of number possible or applicable for the individual Director.

(ii)   Sir Peter Gershon was appointed to the Board on 1 August 2011 as Deputy Chairman and assumed the role of Chairman from 1 January 2012.

(iii)  Sir John Parker stepped down from the Board on 31 December 2011.

(iv)  Paul Golby was appointed on 1 February 2012.

(v)   Ruth Kelly was appointed on 1 October 2011.

(vi)  John Allan stepped down from the Board at the AGM on 25 July 2011.

Non-executive Chairman		Non-executive Directors
Sir Peter Gershon (ii)	6 of 6	Ken Harvey

Sir John Parker (iii)	7 of 7	(Senior Independent Director)	10 of 10

Chief Executive		Linda Adamany	10 of 10
Steve Holliday	10 of 10	Philip Aiken	10 of 10

Executive Directors		Paul Golby (iv)	2 of 2
Andrew Bonfield	10 of 10	Ruth Kelly (v)	5 of 5
Tom King	10 of 10	Stephen Pettit	10 of 10
Nick Winser	10 of 10	Maria Richter	10 of 10

		George Rose	10 of 10

		John Allan (vi)	1 of 3

Nominations Committee		Audit Committee		Remuneration Committee

Role and focus

The Committee is responsible for considering the structure, size and composition of the Board and for identifying and proposing individuals to be Directors and executive management reporting directly to the Chief Executive, together with establishing the criteria for any new position.

Role and focus

The Committee has oversight of the Company’s financial reporting, and internal controls and their effectiveness, together with the procedures for the identification, assessment and reporting of risks. It also has oversight of the services provided by the external auditors and their remuneration.

Role and focus

The Committee determines remuneration policy and practices, aligned to the Company’s strategy with the aim of attracting, motivating and retaining high calibre Executive Directors and other senior employees to deliver value for shareholders and high levels of customer service, safety and reliability.

Membership and attendance		Membership and attendance		Membership and attendance
Name	Attendance (i)	Name	Attendance (i)	Name	Attendance (i)

Committee chairman		Committee chairman		Committee chairman
Sir Peter Gershon (ii)	5 of 5	George Rose	6 of 6	Ken Harvey	6 of 6

Sir John Parker (iii)	2 of 3	Non-executive Directors		John Allan (vi)	1 of 3

Non-executive Directors		Linda Adamany	6 of 6	Non-executive Directors
Linda Adamany	1 of 1	Philip Aiken	6 of 6	Paul Golby (iv)	2 of 2
Philip Aiken	1 of 1	Ruth Kelly (v)	3 of 3	Stephen Pettit	6 of 6
Paul Golby (iv)	1 of 1	Maria Richter	6 of 6	George Rose	6 of 6

Ken Harvey	6 of 6

Other attendees:

—   external auditors;

—   Chairman;

—   Chief Executive;

—   Finance Director;

— Company Secretary & General Counsel, director of corporate audit, group financial controller; and

— other Executive Directors, head of corporate strategy, planning and risk and global head of business conduct & ethics, as appropriate.

Other attendees:

—   Chairman;

—   Chief Executive;

—   global human resources director and global head of compensation & benefits; and

— independent external advisors.

During the year, due to changes in Board composition, the membership of the Committee temporarily reduced to three, until Paul Golby joined.

Ruth Kelly (v)	1 of 1
Maria Richter	6 of 6
George Rose	6 of 6
Stephen Pettit	1 of 1

As indicated in the above table, the membership of this Committee was extended to include all Non-executive Directors, with effect from 21 March 2012.

Other attendees:

—   Chief Executive;

—   global human resources director; and

— external advisors, as required.

Annual Report and Accounts 2011/12 National Grid plc      85

Corporate Governance

Corporate Governance continued

Steve Holliday

Committee chairman

The safety of our employees, contractors and members of the public is a top priority. Monitoring any trends and learning from incidents is essential and, in the past year, Committee members have taken part in a safety leadership day and senior management safety workshops to ensure the momentum on improving safety performance is maintained.

We have continued to focus on delivery of our strategy, including monitoring the development of our new US organisational structure and the delivery of our planned efficiency savings, positioning the Company for new UK regulatory arrangements, and improving customer relationships.

We have also focused on the key capabilities of our employees in order to deliver our strategy, as well as talent and leadership development.

Steve Holliday

Review of the year

Examples of matters the Committee considered during the year include:

— safety and initiatives to promote shared learning and incident management;

— the financial, operational and environmental performance of the Company and its businesses;

— global regulatory matters, including the RIIO UK price controls and US audits and rate filings;

— inclusion and diversity, employee engagement and recognition; and

—   global information systems strategic issues and monitoring external developments in social media.

Maria Richter

Committee chairman

During the year the Committee continued to focus on the Company’s debt management policy including the issue of our first RPI linked retail bond to take advantage of market conditions. We also considered the risk management procedures in relation to hedging and trading activities.

There was a renewed focus on continual development for Committee members including updates from external advisors in relation to Basel lll, the eurozone crisis and tax matters.

The update on Basel lll highlighted the impact of the increase in minimum capital requirements for banks plus the consequences for both customers and markets. The presentation on the implications of the eurozone crisis in January 2012 proved timely in view of evolving economic conditions.

Maria Richter

Review of the year

Examples of matters the Committee considered during the year include:

— long-term funding requirements;

—   setting and reviewing treasury management guidelines and policy;

—   treasury performance updates;

— UK and US tax strategy;

—   activities of the energy procurement risk management committee in the US;

—   pensions, including a valuation update; and

—   insurance renewal strategy.

Stephen Pettit

Committee chairman

The Committee has spent considerable time this year reviewing the circumstances relating to the two fatalities to members of the public in the US and the contractor fatality in the UK, including root causes, learning points and actions taken.

We considered and supported the Company’s focus on understanding and mitigating process safety risks. We also undertook site visits to enhance our knowledge of operational risk. Such visits give us the opportunity to observe work on the front line, to speak with the employees and contractors involved and, through this, to see the Company’s safety policies and processes in practice.

Stephen Pettit

Review of the year

Examples of matters the Committee considered during the year include:

— the major accident hazard project undertaken across the Company to define the framework and implement risk control standards;

— high potential incidents and any associated trends;

—   climate change strategy, including performance against emissions targets;

—   health, safety and environment audits, their findings and any corrective actions;

—   changes in the non-financial risk profile of the Company; and

— findings from the Company’s external safety and environmental advisors.

86      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Sir Peter Gershon

Committee chairman

I took over as chairman of the Nominations Committee on 28 September 2011 and as expected we have considered as a priority Board and Committee size, structure and composition.

As part of our review of Board evolution, we have put in place formal succession plans and agreed candidate profiles, having reviewed the skills, experience, knowledge and expertise of our existing Non-executive Directors including those who, due to longevity of service, will leave the Board over the next two years. In formulating these plans we took into consideration the likely challenges and opportunities the Company will face over coming years.

This planned and structured refreshing of the Board will ensure an orderly succession to maintain an appropriate balance of skills and experience during what will be a period of significant change.

We also considered the Company’s position in relation to the Davies Review ‘Women on boards’. During this period of Board transition, the percentage of women on our Board will go up and down until we reach a period of stability. I am pleased to confirm that the executive search firms engaged during the year for Board appointments have signed up to the voluntary Code of Conduct in response to the Davies Review. The Committee also noted importantly that gender is only one criterion for diversity; there are other qualities and experience which can improve the Board’s ability to operate effectively. Further information on Board diversity, including our aspirations and progress in determining a diversity policy, is set out on pages 10 and 11.

Sir Peter Gershon

Review of the year

Examples of matters the Committee considered during the year include:

—   the appointment of the Chairman;

—   the Board and Committee performance evaluation process, results and action plans, see page 82;

—   recruitment and appointment of new Non-executive Directors;

—   ongoing succession planning for Board members and senior management; and

—   the future experience, skills and capabilities required on the Board.

Recruitment processes

Chairman

Ken Harvey, as Senior Independent Director, led the recruitment process to identify a new Chairman. A sub-group of the Nominations Committee was established to deliver the process comprising Ken, Stephen Pettit, Maria Richter and Linda Adamany, with input from Steve Holliday and Mike Westcott, the global human resources director. In accordance with best practice, Sir John was not involved in the process to recruit his successor.

November 2010 – January 2011

11 executive search consultants invited to submit information.

Shortlist of four consultants invited to present to the sub-group.

Search consultant selected and terms of appointment agreed.

February – July 2011

Candidate profile and position specification prepared including:

— time commitment expected;

—   ability to lead the Board;

—   ability to be the public face of the Company for government, regulators and investors;

—   advise and support the Chief Executive and Executive team;

—   overall responsibility for corporate governance; and

— ensure that matters of safety, strategy, performance and finance are effectively implemented by the Executive team.

Four external candidates shortlisted from a wider pool were seen by Ken Harvey and Steve Holliday.

Two preferred candidates met with each member of the sub-group.

Initially three internal candidates also considered and met with the members of the sub-group.

Sub-group unanimously recommended the appointment of Sir Peter, which the Board approved. Announced 1 July 2011.

Non-executive Directors

Following an introduction by a member of the Board, Ruth Kelly met with each member of the Committee. The Committee unanimously agreed it was not necessary to look further for a suitable Non-executive Director as Ruth brought the skills, experience, independence and expertise required. In particular, the Committee noted Ruth’s wealth of financial, economic and political experience, knowledge of large infrastructure projects and proven track record with regulatory interfaces. Therefore, while neither an external search consultancy nor open advertising were used, the appointment was made on merit with due regard for the benefits of diversity on the Board. A description of the role and capabilities required was not prepared and, therefore, the Company was not compliant with provision B.2.2 of the Code.

An executive search consultancy was appointed to benchmark Paul Golby’s candidacy against other potential candidates in the market. A role and person specification was prepared against which the candidates were reviewed. Paul met separately with each of the Committee members. The Committee agreed that Paul was the best candidate noting in particular his skills, engineering background with utilities and experience of interfacing with the regulator.

We plan to ensure the recruitment processes for future non-executive director appointments will be formal, rigorous and transparent, as was the case with the recent appointment of Nora Brownell.

Annual Report and Accounts 2011/12 National Grid plc      87

Corporate Governance

Corporate Governance continued

George Rose

Committee chairman

A significant amount of time this year has been spent reviewing the effectiveness of internal controls. In support of management’s commitment to continuous improvement, a two year US finance controls programme has commenced to deliver a number of interrelated actions, including the implementation of a single platform financial system, a single cost allocation method and, following the change in organisational structure in the US, enhanced jurisdictional and functional reporting. The Committee receives regular updates, providing us with the opportunity to support and challenge management as the programme develops.

The Committee is highly aware of the need to maintain external auditor independence and objectivity so the decision to engage PwC on the US finance controls improvement programme in a non-audit capacity was not taken lightly. It was considered by management and the Committee to be the most suitable option given PwC’s knowledge of our processes and the related efficiency benefits.

During the year, we welcomed Ruth Kelly to the Committee.

Ruth brings with her a wealth of financial and economic experience. As part of her induction she met separately with all regular attendees of our Committee meetings including the lead partner from PwC.

It has been a year of sound progress and our forward business schedule suggests another busy year ahead. Given the competencies, knowledge and experience of the Committee members, we are well placed to meet the challenges and opportunities we face.

George Rose

Review of the year

Examples of matters the Committee reviewed during the year include:

—  work undertaken to strengthen controls within the UK

    construction business;

—  the new approach to risk reporting;

—  Bribery Act and effectiveness of the procedures in

    place; and

—  an update on the actions undertaken globally on

    regulatory reporting and compliance.

Experience

The Board has determined that George Rose has recent and relevant financial experience and is a suitably qualified audit committee financial expert, within the meaning of the SEC audit committee financial expert requirements. The Board also considers George to be independent within the meaning of the New York Stock Exchange listing rules.

The composition of the Committee during the year is set out on page 85, with biographical details and experience of members on pages 8 and 9 respectively.

Financial reporting

The Committee is responsible for ensuring the integrity of the Company’s financial information and other formal documents relating to its financial performance and for making appropriate recommendations to the Board before publication. In addition, it also reviews reports of, and discusses any issues raised by, the disclosure committee (see below for more information).

A key factor in ensuring the integrity of the financial statements is compliance with accounting standards and consistency of accounting policies on a year-on-year basis and across the Company. Accounting for unusual transactions, significant reporting issues and judgements made by management, in particular the classification and treatment of exceptional items, are discussed and the views of the external auditors are taken into account. During the year, this has included discussions on the accounting matters arising from the change in organisational structure in the US and more recently the accounting consequences of the loss of the LIPA management services agreement from 31 December 2013, including the impairment of an intangible asset related to the contract.

Disclosure committee

The role of the disclosure committee is to assist the Chief Executive and the Finance Director in fulfilling their responsibility for oversight of the accuracy and timeliness of the disclosures made whether in connection with our presentations to analysts, financial reporting obligations or other material stock exchange announcements, for example, the announcement of the new dividend policy. Additionally this year, the committee considered the progress made in the US organisational restructure. The committee is chaired by the Finance Director and its members are the Company Secretary & General Counsel, the global director of tax and treasury, the group financial controller, the director of investor relations, the director of corporate audit and the corporate counsel, together with such other attendees as may be appropriate.

Confidential reporting procedures and whistleblowing

The integrity of the financial statements is further supported by the confidential reporting and whistleblowing procedures in place. The Committee reviews these once a year to ensure all complaints received are treated confidentially and there is proportionate and independent investigation and follow up action.

Internal (corporate) audit

The Committee is also responsible for monitoring and reviewing the effectiveness of internal audit activities and their resourcing. The Committee approved the audit plan which was primarily risk led, with key areas of focus being regulatory matters, financial processes, major system changes, and security and business resilience. Throughout the year, we receive reports from the director of corporate audit on significant findings and key control issues together with management’s responsiveness to such matters.

88      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

External audit

The Committee is responsible for overseeing relations with the external auditors and makes recommendations to the Board on their appointment, reappointment and fees.

Details of total remuneration for auditors for the year, including audit services, audit related services and other non-audit services, can be found in note 2(e) of the consolidated financial statements on page 128.

Auditor independence and objectivity

Auditor independence is maintained by limiting the nature and value of non-audit services performed by the external auditors, ensuring that employees of the external auditor who have worked on the audit in the past two years are not appointed to senior financial positions within the Company, and the rotation of the lead engagement partner at least every five years. The current lead engagement partner has held the position for two years.

Non-audit services provided by the external auditors

Non-audit services provided by the external auditors are approved by the Committee prior to commencement. Approval is given on the basis that the service will not compromise independence and is a natural extension of the audit or if there are overriding business or efficiency reasons making the external auditors most suited to provide the service. Certain services are prohibited from being performed by the external auditors, as required under the Sarbanes-Oxley Act 2002.

Total non-audit services provided by PwC during the year ended 31 March 2012 were £3.8 million (2011: £2.7 million) which comprised 44% (2011: 34%) of total audit fees. Total audit fees include the statutory fee and fees paid to PwC for other services which the external auditors are legally required to perform pursuant to legislation, for example regulatory audits and Sarbanes-Oxley Act attestation. Non-audit fees represent all other services provided by PwC not included in the above.

Significant non-audit services provided by PwC in the year included quality assurance provided on the US finance controls improvement programme (£2.3 million) and UK tax compliance services (£0.5 million).

PwC were engaged on the US finance controls improvement programme, as noted in the introduction, as they were best placed to provide valuable insight on the programme, given their in depth knowledge of our control environment and relevant utilities experience. They were appointed in an advisory capacity only and were not involved in designing or implementing new controls and processes, thereby helping to safeguard independence and objectivity.

The Committee considered that tax compliance services were most efficiently provided by the external auditors as much of the information used in preparing computations and returns is derived from audited financial information. In order to maintain the external auditors’ independence and objectivity, management took responsibility for judgements and submissions including a review of tax returns and related correspondence.

Audit quality

To maintain audit quality and provide comfort on the integrity of financial reporting, the Committee reviews and challenges the proposed external audit plan to ensure that PwC have identified all key risks and developed robust audit procedures. The Committee also considers PwC’s response to accounting, financial control and audit issues as they arise, and meets with them at least annually without management present providing the external auditors with the opportunity to raise any matters in confidence.

Auditor appointment

An annual review is conducted by the Committee of the level and constitution of the external audit and non-audit fees and the independence and objectivity of the external auditors.

The annual review includes consideration of:

—	the external audit process globally;
—	the auditors’ performance against the audit plan;
—	the expertise of the firm and our relationship with them;
—	the results of online questionnaires completed by certain National Grid finance employees engaged with the audit; and
—	this year, complemented by results and feedback from interviews with selected senior Company representatives conducted by the PwC client perspectives team, which is independent of the audit team.

Following this year’s annual review, the Committee is satisfied with the effectiveness, independence and objectivity of the external auditors, who have been engaged since the merger with Lattice Group plc in 2002, and recommend to the Board their reappointment for a further year. A resolution to reappoint PwC and giving authority to the Directors to determine their remuneration will be submitted to shareholders at the 2012 AGM.

The Committee considers formally at least every three years whether the audit might be provided more efficiently or effectively by an alternative audit firm. We may, however, put the audit out to tender at any time. There are no contractual obligations restricting our choice of external auditors and no auditor liability agreement has been entered into.

Audit information

Having made the requisite enquiries, so far as the Directors in office at the date of the approval of this report are aware, there is no relevant audit information of which the auditors are unaware and each Director has taken all reasonable steps to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information.

Internal control, risk and compliance

We consider regularly the effectiveness of financial reporting, internal controls and compliance with applicable legal and internal requirements. We also review the procedures for the identification, assessment, mitigation and reporting of risks, particularly financial risks. During the year this included noting a new approach to the risk reporting process following the change in US organisational structure and the transfer of ownership of the risk process to corporate strategy. Risks are now more closely aligned to strategic plans. Executive Directors and their teams are invited to attend and discuss risk management activities and mitigation plans within their areas. Details of our internal control and risk management systems, including over the financial reporting process, and risk factors can be found on pages 40 to 47.

The compliance management process has been updated to align with the new US organisational structure and contributes toward elements of the entity level work performed under the Sarbanes- Oxley Act, as well as other internal assurance activities. Prior to implementation of the Bribery Act 2010, the Board considered proposals for monitoring and reviewing procedures for the prevention and detection of bribery. At year end the Committee noted that no material instances of non compliance had been identified and reviewed the adequacy of procedures, with minor improvements recommended to the Board.

Annual Report and Accounts 2011/12 National Grid plc      89

Corporate Governance

Remuneration Report

Ken Harvey

Committee chairman

I am pleased to present the Remuneration Report for 2011/12. I became the Remuneration Committee chairman on 1 August 2011, following the departure of John Allan. At the beginning of the performance year we introduced a revised long-term incentive plan, the Long Term Performance Plan (LTPP), which was approved for operation at last year’s Annual General Meeting (AGM). No other changes have been made to our remuneration arrangements.

I am acutely aware of the increased focus on executive pay and over the last few months I have taken the opportunity to meet with a number of our institutional investors to discuss our remuneration policy and seek their views on the future direction of executive remuneration. In addition, we have contributed to the Department of Business, Innovation and Skills (BIS) consultation on executive remuneration, narrative reporting and shareholder voting rights. Following both these processes, a number of changes have been made to the format of this report to improve transparency.

Our policy of relating pay to the Company’s business priorities and its performance continues to be the strong principle underlying the Remuneration Committee’s consideration of executive remuneration. The introduction of a return on equity (ROE) measure in the LTPP (as an established key performance indicator for our shareholders and regulators) further emphasises the alignment between the Company’s strategy and performance measures contained in our incentive plans.

2011/12 was another year of good financial and operational performance. This included strong underlying earnings growth, delivery of key restructuring activities across the business and successful investment in our asset base that will drive our long-term shareholder value. These things are taken into consideration when remuneration decisions are made.

The remuneration framework for Executive Directors remains relatively straightforward. Our incentive plans comprise an annual incentive with a compulsory share deferral element and the LTPP. We have formal clawback provisions to both those plans for financial misstatement. We have meaningful share ownership requirements for Executive Directors which are generally exceeded and the dilution levels for our share plans remain well below prescribed limits. We operate a mitigation policy in the event of early termination by the Company of an Executive Director’s employment.

Overall, we aim to ensure the Company continues to attract, motivate and retain high calibre individuals to deliver the highest possible performance for our shareholders. We firmly believe the mix of our remuneration package provides an appropriate and balanced opportunity for executives and their senior teams.

Our incentive plans are reviewed annually to ensure they remain closely aligned with the Company’s strategic objectives and our shareholders’ interests, while continuing to motivate and engage the team leading the Company to achieve stretching targets.

    Ken Harvey

Remuneration Committee

The Remuneration Committee members are Ken Harvey, Stephen Pettit, George Rose and Paul Golby. Each of these Non-executive Directors served throughout the year, except Paul Golby who joined the Board on 1 February 2012.

No Director or other attendee (see page 85 for more details) is present during any discussion regarding his or her own remuneration.

As well as having regular meetings during the year, we have an annual review and strategy meeting where we review our remuneration practices and incentive plans to ensure they remain aligned to the Company’s strategic goals. We also take the opportunity to assess external trends and best practice, and undertake an indepth review of a particular remuneration element each year.

The Board has accepted all the recommendations made by the Remuneration Committee during the year.

The Remuneration Committee has authority to obtain the advice of external independent remuneration consultants. It is solely responsible for their appointment, retention and termination together with approval of the basis of their fees and other terms.

In the year to 31 March 2012, the following advisors provided services to the Remuneration Committee:

—

Towers Watson, independent remuneration advisors. It also provides general remuneration and benefits advice to the Company. In this respect, the Remuneration Committee is satisfied that any potential conflicts are appropriately managed. Towers Watson is a member of the Remuneration Consultants’ Group and the Remuneration Committee has carefully reviewed the voluntary code of conduct in relation to executive consulting in the UK;

—	Alithos Limited, provision of total shareholder return (TSR) calculations for the Performance Share Plan (PSP) and LTPP;
—	Linklaters LLP, advice relating to Directors’ service contracts as well as providing other legal advice to the Company; and
—	KPMG LLP, advice relating to pension taxation legislation.

90      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Review of the year

During the year, the following regular agenda items have been discussed:

—	review and approval of salary increases for Executive Directors and direct reports to the Chief Executive, and the salary budget for all non-unionised employees in the Company;
—	approval of the Remuneration Report and analysis of associated AGM voting levels;
—	review of achievement for financial and individual objectives under the outgoing year’s Annual Performance Plan (APP);
—	approval of the forthcoming year’s APP financial and individual objectives;
—	review and approval of awards made under the LTPP;
—	review of all share plan performance measures including the annual vesting of the PSP awards;
—	review of Executive Director and senior management shareholding guidelines including achievement against them;
—	review of risk matters in incentive plans;
—	review of dilution levels; and
—	review of the code of conduct for the advisors to the Committee.

Annual review and strategy meeting (to ensure remuneration practices are reviewed and align to Company strategy)

—	consideration of current guidelines by advisory bodies and institutional investors regarding executive remuneration, including approval of responses to the BIS consultations;
—	review of external market data for all areas of remuneration including performance measures used in incentive plans and plan design;
—

analysis of performance outturns under the APP and PSP for the Executive Directors and other direct reports to the Chief Executive for the last five years in comparison to business financial performance over the same period; and

—

analysis of the value of the Chief Executive’s remuneration package compared to that of employees generally including a review of salary increases made to the Chief Executive compared to the wider employee population over the last five years.

Additional items during the year

—	review of feedback from institutional shareholders and shareholding representative bodies regarding the design of the LTPP and the subsequent voting outcome;
—	approval of the Chairman’s terms and appointment letter;
—	review of all employee share plan rules for adoption after the 2011 AGM including Sharesave, Share Incentive Plan (SIP) and Employee Stock Purchase Plan (ESPP); and
—	review of UK pension arrangements for Executive Directors and senior management in response to changes to income tax relief and future pension strategy.

Remuneration policy

The Remuneration Committee determines remuneration policy and practices with the aim of attracting, motivating and retaining high calibre Executive Directors and other senior employees to deliver value for shareholders and high levels of customer service, safety and reliability in an efficient and responsible manner. The Remuneration Committee sets remuneration policies and practices in line with the Company’s strategy and best practice in the markets in which the Company operates. Remuneration policies continue to be framed around the following key principles:

—

total rewards should be set at levels that are competitive in the relevant market. For UK-based Executive Directors, the primary focus is placed on companies ranked (in terms of market capitalisation) 11-40 in the FTSE 100. This peer group is considered to be appropriate for a large, international but predominately regulated business. For US-based Executive Directors, the primary focus is placed on US utility companies;

—

a significant proportion of the Executive Directors’ total reward should be performance based. Performance based incentives will be earned through the achievement of demanding targets for short-term business and individual performance as well as long-term shareholder value creation;

—	incentive plans, performance measures and targets should be stretching and aligned as closely as possible with shareholders’ long-term interests; and
—	remuneration structures should motivate employees to enhance the Company’s performance without encouraging them to take undue risks, whether financial or operational.

The Remuneration Committee is briefed on any key policy changes affecting employees generally and depending on the scope of that change its approval is sought. Having this wider insight into remuneration practices across the Company means the Remuneration Committee can take this information into consideration when making decisions about the Executive Directors’ remuneration.

Annual Report and Accounts 2011/12 National Grid plc      91

Corporate Governance

Remuneration Report continued

Alignment of the remuneration policy with the Company strategy

The Remuneration Committee aims to align the remuneration policy to our Company strategy and key business objectives. Therefore, the performance criteria in our incentive plans, both short- and long-term, are designed to underpin the Company vision and strategy (for ease replicated below).

Vision

We, at National Grid, will be the foremost international electricity and gas company, delivering unparalleled safety, reliability and efficiency, vital to the wellbeing of our customers and communities.

We are committed to being an innovative leader in energy management and to safeguarding our global environment for future generations.

Strategy

We will operate and grow our business to deliver consistently superior service and financial returns through:

—	our drive for operational excellence;
—	embedding innovation and efficiency in our corporate culture;
—	understanding the needs of our stakeholders and shaping energy policy through external engagement; and
—	maintaining a disciplined investment programme to grow our regulated asset base and non-regulated investments.

While aligning the remuneration policy to our strategic objectives, the Committee aims to ensure the policy reflects shareholders’ and our customers’ interests, taking account of risk related factors, and that it contributes to driving the highest possible ethical standards.

Executive Directors’ remuneration

The remuneration package for Executive Directors consists of the following elements, which are generally aligned to market median within our comparator groups:

Element	Key facts	Level
Salary

Salaries are reviewed annually with changes effective from 1 June. Individual performance, skills, the scope of the role and the individual’s time in the role are taken into account when assessing salaries, as is market data for similar roles in the relevant comparator group.

Annual increases awarded are aligned fully with salary increases applied across the Company.
APP including Deferred Share Plan (DSP)

The APP is designed to drive short-term performance against annual performance measures which are cascaded down the organisation to all employees in the plan. It aligns short-term strategic objectives with shareholder interests. For Executive Directors, 70% of the APP is based on performance against financial measures and 30% on individual objectives. Achievement of target performance results in payment of 40% of the maximum possible. 50% of any award under the APP is deferred compulsorily into shares and held for three years before release, subject to forfeiture on leaving in certain circumstances.

Maximum of 150% of salary.
LTPP

The LTPP measures performance over three or four year periods and is designed to drive medium- to long-term performance, aligning key strategic objectives to shareholder interests. The measures include EPS (50% of the award) and TSR (25% of the award), which are measured over a three year performance period, and UK and US ROE (25% of the award) measured over a four year period.

225% of salary for the Chief Executive and 200% of salary for the other Executive Directors. The maximum permitted under the rules of the LTPP is 250% of salary.
Benefits

Includes healthcare provision, a company car and use of a driver when required (or cash in lieu of a car) and life assurance. Executive Directors may participate in all-employee share plans eg Sharesave, SIP or the ESPP.

In line with relevant market practice.
Pension

In the UK, provisions are either through the Defined Benefit (DB) or Defined Contribution (DC) sections of our pension schemes. In the US, the provision is through a qualified pension plan and an executive supplemental retirement plan.

Legacy arrangements exist in relation to the DB sections of our pension schemes. The UK DC section and US pension arrangements are in line with market practice.

92      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Salary

When reviewing individual salary levels the Remuneration Committee takes into account business performance, the individual’s performance and experience in the role, together with salary practices prevailing for other employees in the Company in order to ensure any increases are in line with those for employees generally.

Salaries are targeted broadly at the median position against the relevant market. In determining the relevant market, the Remuneration Committee takes account of the regulated nature of the majority of the Company’s operating activities along with the size, complexity and international scope of the business. For UK-based and US-based Executive Directors, UK and US markets are used respectively (as detailed in the remuneration policy on page 91).

Salary increases for Executive Directors effective from 1 June 2012 are at or below 3%, which is consistent with a salary increase budget of 3% for employees generally across the business, UK and US. See Table 1A on page 101, footnote (i) for further details.

Annual Performance Plan (APP) including the Deferred Share Plan (DSP)

The APP is based on the achievement of a combination of demanding Company, individual and, where applicable, divisional targets. The APP is cascaded through the management population, which provides a line of sight for employees to connect day-to-day activities with our vision, strategy and key financial and service provision metrics. The principal financial measures of Company performance in 2011/12 were adjusted EPS, see page 59 for further details, and consolidated cash flow. The main divisional measures were operating profit, and UK and US ROE targets, with some employees having slightly different targets dependent upon their role and area of the business. For more details regarding the returns measures see pages 25 (UK ROE) and 29 (US ROE).

Financial targets for Executive Directors represent 70% of the APP. Individual objectives represent 30% of the APP and normally up to five objectives are set in relation to key operating and strategic objectives. These objectives are defined in terms of target and stretch performance requirements, and change each year depending on the business priorities.

The Remuneration Committee sets financial targets and Executive Directors’ individual objectives at the start of the performance year.

It reviews performance against those targets and individual objectives at year end. When setting financial targets and individual objectives, and when reviewing performance against them, the Remuneration Committee takes into account the long-term impact and any risks that could be associated with those targets and objectives. In addition, the chairmen of the Audit and Risk & Responsibility Committees are both members of the Remuneration Committee and therefore are able to provide input from those Committees’ reviews of the Company’s performance.

As part of a balanced scorecard approach, the Remuneration Committee may use its discretion to reduce payments to take account of significant safety or service standard incidents. The Remuneration Committee also has discretion to consider environmental, social and governance issues when determining payments to Executive Directors. Those principles may then be cascaded down the organisation to appropriate employee groups based on the specific circumstances.

In addition, the Remuneration Committee retains the right, in exceptional circumstances, to reclaim any monies based on financial misstatement and/or the misconduct of an individual through means deemed appropriate to those specific circumstances.

In 2011/12, the maximum opportunity under the APP for Executive Directors was 150% of base salary, with 40% of the APP (60% of salary) being paid for target performance. One half of any award earned is deferred automatically into National Grid shares (ADSs for US-based Executive Directors) through the DSP. The shares are held in trust for three years before release. The Remuneration Committee may, at the time of release of the shares, use its discretion to pay a cash amount equivalent to the value of the dividends that would have accumulated on the deferred shares. The deferred shares may be forfeited if the Executive Director ceases employment during the three year holding period as a ‘bad leaver’, for example, resignation. We believe the forfeiture provision serves as a strong retention tool.

The Remuneration Committee believes that requiring Executive Directors to invest a substantial amount of their APP award in National Grid shares increases the proportion of rewards linked to both short-term performance and longer term TSR. This practice also ensures that Executive Directors share a significant level of risk with the Company’s shareholders. Awards for UK-based Executive Directors are not pensionable but, in line with current US market practice, US-based Executive Directors’ awards are pensionable.

Annual Report and Accounts 2011/12 National Grid plc      93

Corporate Governance

Remuneration Report continued

APP performance for 2011/12

The following table details the financial targets for 2011/12 and performance achieved against them as well as examples of achievements against individual objectives.

		Steve Holliday & Andrew Bonfield	Nick Winser	Tom King

Financial measures for 2011/12		Adjusted EPS	Adjusted EPS	Adjusted EPS

■ Stretch	Performance achieved	■	■	■

■ Between target and stretch		Consolidated cash flow	Consolidated cash flow	Consolidated cash flow

	Performance achieved	■	■	■

		UK ROE	UK operating profit	US operating profit (US GAAP basis)

	Performance achieved	■	■	■

		US ROE	UK Transmission ROE	US cash flow

	Performance achieved	■	■	■

		–	UK Gas Distribution ROE	US ROE

	Performance achieved	–	■	■
Examples of achievements against individual objectives for 2011/12

Steve Holliday’s achievements included ensuring National Grid is appropriately positioned in the public debate regarding building a long-term energy infrastructure. Steve has also been instrumental in the long-term talent development planning for the Company and pivotal in the focus on the engineering skills gap analysis for the Company, as well as working with a number of external bodies as a thought leader and spokesman on this issue which affects the UK economy generally.

Andrew Bonfield’s achievements included the delivery of a programme to enhance the capability of the US finance organisation to meet the Liberty Audit recommendations and to implement new financial systems. In addition, Andrew has commenced preparation of a long-term financing strategy, ahead of the finalisation of the UK regulatory process, to enable the Company to finance its capital expenditure programme.

Nick Winser’s achievements included the successful implementation of a UK industry process for managing the impact of European Grid codes which included European stakeholder mapping of associated issues. In addition, Nick led National Grid’s response to the UK regulatory process, in particular, the agreement of the 2012/13 Gas and Electricity Transmission Price Control Review roll-over principles with Ofgem and the submission of our RIIO business plan.

Tom King’s achievements included delivery of the new US organisational structure, including achieving specific financial and FTE reduction metrics. Tom also led the implementation of the new finance/business system in the US which will meet one of our key regulatory requirements.

The Remuneration Committee has determined that performance based on our operational and safety balanced scorecards, whilst high, has not met our exacting expectations in certain areas. The Remuneration Committee, therefore, decided to use its discretion to reduce APP awards. This downward adjustment is reflected in the range of APP awards for Executive Directors this year of 67% to 70% (as a percentage of maximum potential).

Long-term incentive – Long Term Performance Plan (LTPP)

The first awards under this plan were granted in 2011, following approval by shareholders at the 2011 AGM. Executive Directors and approximately 400 other senior employees who have significant influence over the Company’s ability to meet its strategic objectives, may receive an award which will vest subject to the achievement of performance conditions set by the Remuneration Committee at the date of grant. The value of shares (ADSs for US-based Executive Directors and relevant employees) constituting an award (as a percentage of salary) varies by grade and seniority subject to a maximum, for Executive Directors, of 200% of salary (225% of salary for the Chief Executive, to further emphasise longer term performance related pay in his package). The provisions in the LTPP rules allow awards up to a maximum value of 250% of salary to provide a degree of flexibility for the future. The performance measures are cascaded to all participants in the LTPP.

The performance measures are as follows:

—	the annualised growth of the Company’s EPS (50% of the award);
—	the Company’s TSR performance when compared to the FTSE 100 at the date of grant (25% of the award); and
—	ROE, measuring performance against allowed regulatory returns established through price control reviews in the UK and rate case settlements in the US (25% of the award).

One quarter of the shares awarded subject to each measure will vest for threshold performance. Shares will vest (over three and four years depending on the performance measure) conditional upon the satisfaction of the relevant performance criteria. The TSR and EPS targets are measured over a three year performance period and ROE is measured over four years which more readily reflects the nature of that metric. This will result in partial vesting after three years, subject to performance and the remainder relating purely to ROE after four years.

The Remuneration Committee took the opportunity to introduce ROE into the LTPP as return measures are established key performance indicators for our shareholders and regulators. The Committee believes the inclusion of ROE in the LTPP focuses participants further on increasing efficiency for both customers and shareholders, and enhancing returns for shareholders over the longer term.

94 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

It is believed the level of challenge for the ROE performance ranges in the UK and US are broadly similar, to provide stretch in both cases while at the same time being motivational for participants. The performance ranges reflect the different impacts of regulated incentives in the UK and US.

Details regarding the performance measures and vesting requirements are provided in the table below:

Performance measure	Definitions and measurement	Vesting requirements

EPS	The EPS measure is calculated by reference to National Grid’s real EPS growth see page 59 for further details. The measure is defined as annualised growth in adjusted EPS (on a continuing basis and excluding exceptional items, remeasurements and stranded costs) over the three year performance period.	Threshold performance – 25% of the shares subject to this measure will vest where EPS growth exceeds RPI growth by 3%.

Upper target performance – all the shares subject to this measure will vest where EPS growth exceeds RPI growth by 8%.

TSR	In calculating TSR (on an annualised compound basis) it is assumed that all dividends are reinvested. No shares will be released under the TSR part of the award if the Company’s TSR over the three year performance period, when ranked against that of the FTSE 100 comparator group, falls below the median.	Threshold performance – for TSR at the median 25% of the shares subject to this measure will vest.

Upper target performance – 100% of the shares subject to this measure will vest where National Grid’s TSR performance is 7.5% above that of the median company in the FTSE 100.

ROE	The ROE measure is derived from returns on pages 25 and 29. In the UK, this is based on the UK Transmission and UK Gas Distribution ROEs. For the US, it is based on US regulated returns by jurisdiction. The Chief Executive and Finance Director are targeted on both the UK and US ROEs. For the UK and US-based operational Directors, they are targeted on their respective UK or US ROEs.	Threshold performance – 25% of the shares subject to this measure will vest where the allowed regulatory returns in the UK are achieved and -1% of the allowed regulatory returns in the US.

Upper target performance – 100% of the shares subject to this measure will vest for out-performance of regulatory returns by 2% UK and 1% US.

For performance, under each measure, between threshold and the upper target, the number of shares released is pro rated on a straight-line basis.

These measures are used because the Remuneration Committee believes they offer a balance between meeting the needs of shareholders (by measuring TSR performance against other large UK companies) and providing a measure of performance (EPS growth and ROE) over which the Executive Directors have direct influence. All these measures are key financial performance indicators for the Company.

In order to better align the interests of participants with those of shareholders, the rules of the LTPP allow the Remuneration Committee to determine that dividends accrue on the shares comprised in the award. The dividends will be released in shares when the award vests, if and to the extent the performance criteria are achieved.

Long-term incentive – Performance Share Plan (PSP) operated for awards between 2003 and 2010 inclusive

The general operation of the PSP is similar to that detailed above under the LTPP, as is the population who may participate in the plan. The value of shares (ADSs for US-based Executive Directors and relevant employees) constituting an award (as a percentage of salary) varied by grade and seniority subject to a maximum, for all Executive Directors, of 200% of salary. The provisions in the PSP rules allowed awards up to a maximum value of 250% of salary, although no awards were made above 200%.

Shares vest after three years, conditional upon the satisfaction of the relevant performance criteria. Vested shares must then be held for a further period (the retention period) after which they are released to the participant on the fourth anniversary of the date of grant. During the retention period, the Remuneration Committee has discretion to pay an amount, in cash or shares, equivalent to the dividend which would have been paid on the vested shares.

Awards vest based on the Company’s TSR performance when compared to the FTSE 100 at the date of grant (50% of the award) and the annualised growth of the Company’s EPS (50% of the award). The same performance criteria are cascaded to all participants in the plan.

Details regarding the performance measures and vesting requirements are provided in the table below:

Performance measure	Definitions and measurement	Vesting requirements

EPS	The EPS measure is calculated by reference to National Grid’s real EPS growth see page 59 for further details. The measure is defined as annualised growth in adjusted EPS (on a continuing basis and excluding exceptional items, remeasurements and stranded costs) over the three year performance period.	Threshold performance – 30% of the shares subject to this measure will vest where EPS growth exceeds RPI growth by 3%.

Upper target performance – all the shares subject to this measure will vest where EPS growth exceeds RPI growth by 8%.

TSR	In calculating TSR (on an annualised compound basis) it is assumed that all dividends are reinvested. No shares will be released under the TSR part of the award if the Company’s TSR over the three year performance period, when ranked against that of the FTSE 100 comparator group, falls below the median.	Threshold performance – for TSR at the median 30% of the shares subject to this measure will vest.

Upper target performance – 100% of the shares subject to this measure will vest where National Grid’s TSR performance is 7.5% above that of the median company in the FTSE 100.

Annual Report and Accounts 2011/12 National Grid plc      95

Corporate Governance

Remuneration Report continued

Vested 2008 PSP award

The upper target for the EPS performance criteria was met almost in full (99% of the shares subject to that performance measure vested) but threshold performance against the TSR element of the award was not achieved resulting in shares subject to that measure lapsing. This resulted in vesting at 49.5% of the award. The shares then entered the retention period. The Remuneration Committee agreed to pay a cash amount equivalent in value to the net dividends (after taxes, commissions and any other charges) that would be paid during the retention period in respect of the shares comprised in the vested award. These payments were made in August 2011 and February 2012, to align broadly with dividend payments to our shareholders (see Table 4 on page 105, footnote (ii)).

Vesting history of the PSP

The following table details the vesting of the PSP over the years it has been in operation, shown as a percentage of the award.

2003 award (vested 2006)	2004 award (vested 2007)	2005 award (vested 2008)	2006 award (vested 2009)	2007 award (vested 2010)	2008 award (vested 2011)	Vesting average

0%	0%	100%	100%	65.15%	49.5%	52.4%

Note: All awards subject to a retention period before release.

Common elements of the LTPP and PSP

The Remuneration Committee believes the mix of measures used in both plans to be appropriate and in alignment with the Company’s strategy. In addition, the LTPP will ensure continued focus on returns (particularly in the US) and shareholders’ interests through the continued use of TSR and EPS.

No re-testing of performance is permitted for the awards that do not vest after the performance periods and any such awards lapse.

If the Remuneration Committee considers, in its absolute discretion, the underlying financial performance of the Company does not justify the vesting of awards, even if some or all of the performance measures are satisfied in whole or in part, it can declare that some or all of the award lapses.

In addition, the Remuneration Committee retains the right, in exceptional circumstances, to reclaim any monies based on financial misstatement and/or the misconduct of an individual through means deemed appropriate to those specific circumstances.

Under the terms of the LTPP and PSP, the Remuneration Committee may allow shares to vest early to departing participants, including Executive Directors, to the extent the performance conditions have been met, in which event the number of shares that vest will be pro rated to reflect the proportion of the performance period that has elapsed at the date of departure.

Performance elements in the Executive Directors’ remuneration package

Illustrated below is the current remuneration package for the Chief Executive and other Executive Directors (excluding pensions, all-employee share plans and non-cash benefits) for assuming ‘on target’ performance and ‘maximum stretch’ performance for the incentive plans (APP and LTPP). The assumptions used for target performance are based on 40% (60% of salary) for the APP, and 50% (100% of salary) for LTPP awards. For the Chief Executive, due to the higher LTPP award level, the target assumption is 112.5% of salary.

Executive Directors’ remuneration package (key elements expressed as a percentage of the package)

96 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

All-employee share plans

—

Sharesave: Employees resident in the UK, including UK-based Executive Directors, are eligible to participate in HM Revenue & Customs approved all-employee Sharesave schemes. Under these schemes, participants may contribute between £5 and £250 in total each month, for a fixed period of three years, five years or both. Contributions are taken from net salary. At the end of the savings period, these contributions can be used to purchase ordinary shares in National Grid at a discount capped at 20% of the market price set at the launch of each scheme.

—

SIP: Employees resident in the UK, including UK-based Executive Directors, are eligible to participate in the SIP. Contributions up to £125 are deducted from participants’ gross salary and used to purchase ordinary shares in National Grid each month. The shares are placed in trust and if they are left in trust for at least five years, they can be removed free of UK income tax and National Insurance Contributions.

—

US Incentive Thrift Plans: Employees of National Grid’s US companies (including US-based Executive Directors) are eligible to participate in the Thrift Plans, which are tax-advantaged savings plans (commonly referred to as 401(k) plans). These are defined contribution pension plans that give participants the opportunity to invest up to applicable Federal salary limits ie for pre-tax contributions, a maximum of 50% of salary limited to $16,500 for those under the age of 50 and $22,000 for those over 50; for post-tax contributions, up to 15% of salary limited to the lesser of 100% of compensation or $49,000 for calendar year 2011. For calendar year 2012, participants may invest up to the applicable Federal salary limits ie for pre-tax contributions a maximum of 50% of salary limited to $17,000 for those under the age of 50 and $22,500 for those over 50; for post-tax contributions up to 15% of salary limited to the lesser of 100% of compensation or $50,000. Employees may invest their own and Company contributions in National Grid shares or various mutual fund options. The Company matches 50% of the first 8% of salary contributed.

—

ESPP: Employees of National Grid’s US companies (including US-based Executive Directors) are eligible to participate in the ESPP (commonly referred to as a 423b plan). Eligible employees have the opportunity to purchase ADSs on a monthly basis at a 15% discounted price. Under the plan employees may contribute up to 20% of base pay each year up to a maximum annual contribution of $18,888 to purchase ADSs in National Grid. Any ADSs purchased through the ESPP may be sold at any time, however, there are tax advantages for ADSs held for at least two years from the offer date.

Share ownership guidelines

The Chief Executive is required to build up and retain a shareholding representing at least 200% of annual salary. For other Executive Directors, the requirement is 125% of salary. This will be achieved by retaining at least 50% of the after-tax gain on any options exercised or shares received through the long-term incentive or all-employee share plans and will include any shares held beneficially. Each of the Executive Directors has surpassed the respective share ownership guideline (except for Andrew Bonfield who is more recently appointed).

Senior managers in the Company are encouraged to build up and retain a shareholding representing at least 100% of annual salary.

Shareholding for Executive Directors

Executive Directors	Ordinary shares at 31 March 2012	% of salary held in ordinary shares (i) (ii)	Shares in Trust at 31 March 2012 (iii) (iv)	% of salary held in shares in Trust (i) (ii)	Total ordinary shares and shares in Trust at 31 March 2012 (iii) (iv)	% of salary held in ordinary shares and shares in Trust (i) (ii)

Steve Holliday	484,560	315	491,083	319	975,643	634
Andrew Bonfield	287	0.26	29,184	27	29,471	27
Nick Winser	224,473	271	224,820	271	449,293	542
Tom King (v)	209,285	189	323,370	292	532,655	481

(i)	The salary used for calculating the value of shareholding is the salary earned in the year (see Table 1A on page 101).

(ii)	The share price used for calculating the value of shareholding is 630.5p, which was the closing share price on 30 March 2012.

(iii)	Shares held in Trust include vested but unexercised options for the Share Matching Plan (where applicable, see Table 3 on page 103), shares awarded under the DSP and vested shares under the PSP (see Table 4 on page 104). Unvested shares in the PSP and LTPP, and unexercised options held under Sharesave, are not included.

(iv)	Shares in Trust are shown on a gross basis, ie before deductions for income tax and other withholdings.

(v)	Shares held in Trust converted from awards over ADSs where each ADS represents five ordinary shares.

Share dilution through the operation of share-based incentive plans

Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive share-based incentives will not exceed 5% in any 10 year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10 year period. The Remuneration Committee reviews dilution against these limits regularly and under these limits, the Company currently has headroom of 3.96% and 7.24% respectively.

Annual Report and Accounts 2011/12 National Grid plc      97

Corporate Governance

Remuneration Report continued

Pensions

Steve Holliday and Nick Winser are provided with final salary pension benefits. These pension provisions are designed to provide a pension of one thirtieth of final salary at age 60 for each year of service subject to a maximum of two thirds of final salary, including any pension rights earned in previous employment. Within the pension schemes, the pensionable salary is normally the base salary in the 12 months prior to leaving the Company. Both Executive Directors participate in Flexible Pension Savings (FPS), a salary sacrifice arrangement available to all members of the Company’s pension arrangements. Life assurance provision of four times pensionable salary and a spouse’s pension equal to two thirds of the Executive Director’s pension are provided on death.

Both aforementioned Executive Directors have elected to participate in the unfunded scheme in respect of any benefits in excess of the Lifetime Allowance or their Personal Lifetime Allowance. An appropriate provision in respect of the unfunded scheme has been made in the Company’s balance sheet. Alternatively, these Executive Directors are able to cease accrual in the pension schemes and take a 30% cash allowance in lieu of pension if they so wish. This option is offered to current senior employees in the Company, except the cash allowance varies depending upon organisational grade.

Andrew Bonfield is a member of the National Grid UK Pension Scheme – DC section. He has chosen to participate in FPS, the Company’s salary sacrifice arrangement. Under this arrangement, if the Executive Director chooses to pay the maximum standard contribution of 5% of salary, the Company will typically pay a pension contribution of 30%. Alternatively, the Company will pay a non-pensionable cash allowance to ensure the total value of the Company contribution (not including contributions paid via FPS) and the cash allowance is equal to 30% of base salary. The latter option was chosen by Andrew Bonfield. These benefits are in line with those offered to current senior employees in the Company, except the total value of the Company contribution and cash allowance varies depending upon organisational grade. Life assurance provision of four times pensionable salary and a spouse’s pension equal to one third of the Executive Director’s base salary are provided on death.

Following the changes to pensions tax relief introduced from April 2011, the Company has reviewed the pension benefits offered to members. The Company has agreed that senior employees most likely to be affected by the legislative changes will be offered more flexibility to take cash in lieu of Company contributions. The total level of benefits offered in the form of cash and/or pension contributions will not change. The Company continues to honour existing unfunded promises, however, no new unfunded promises have been granted since April 2006.

US-based Executive Directors participate in a qualified pension plan and an executive supplemental retirement plan provided by National Grid’s US companies. These plans are non-contributory defined benefit arrangements. The qualified plan is directly funded, while the executive supplemental retirement plan is indirectly funded through a ‘rabbi trust’. Benefits are calculated using a formula based on years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, APP awards and incentive share awards (DSP) but not share options or LTPP/PSP awards. The normal retirement age under the qualified pension plan is 65. The executive supplemental retirement plan provides unreduced pension benefits from age 55. On the death of the Executive Director, the plans also provide for a spouse’s pension of at least 50% of that accrued by the Executive Director. Benefits under these arrangements do not increase once in payment.

Non-cash benefits

The Company provides competitive benefits to Executive Directors, such as a fully expensed car or a cash alternative in lieu of car, use of a driver when required, private medical insurance and life assurance. Business expenses incurred are reimbursed in such a way as to give rise to no benefit to the Executive Director.

Flexible benefits plan

Additional benefits may be purchased under the flexible benefits plan (the Plan), in which UK-based Executive Directors, along with all other UK employees, have been given the opportunity to participate. The Plan operates by way of salary sacrifice, that is, the participants’ salaries are reduced by the monetary value used to purchase benefits under the Plan. Many of the benefits are linked to purchasing additional healthcare and insurance products for employees and their families. Andrew Bonfield participates in this Plan and the impact on his salary is shown in Table 1A on page 101.

Similar plans are offered to US-based employees. However, they are not salary sacrifice plans and therefore do not affect salary values. Tom King was a participant in such a plan during the year.

98      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Executive Directors’ service contracts, termination and mitigation

In its consideration of these matters the Remuneration Committee takes into account the Companies Act 2006, the UK Listing Authority’s Listing Rules, the UK Corporate Governance Code, and other requirements of legislation, regulation and good governance. Service contracts for all Executive Directors provide for one year’s notice by either party, which aligns to best practice.

In the event of early termination by the Company of an Executive Director’s employment, contractual base salary reflecting the notice period would normally be payable. The Remuneration Committee operates a policy of mitigation in these circumstances with any payments being made on a monthly basis. The departing Executive Director would generally be expected to mitigate any losses where employment is taken up during the notice period, however, this policy remains subject to the Remuneration Committee’s discretion, based on the circumstances of the termination.

Executive Directors	Date of contract	Notice period

Steve Holliday	1 April 2006	12 months
Andrew Bonfield	1 November 2010	12 months
Nick Winser	28 April 2003	12 months
Tom King	11 July 2007	12 months

External appointments and retention of fees

With the approval of the Board in each case, Executive Directors may normally accept one external appointment as a non-executive director of another company and retain any fees received for this appointment. The table below details the Executive Directors who served as non-executive directors in other companies during the year ended 31 March 2012.

Executive Directors	Company	Retained fees (£)

Steve Holliday	Marks and Spencer Group plc	85,000
Andrew Bonfield	Kingfisher plc	75,000
Nick Winser	Kier Group plc	43,000

Non-executive Directors’ remuneration

Non-executive Directors’ remuneration comprises a basic fee (£60,000 pa for those who are UK-based and £72,000 pa for those who are US-based), a Committee membership fee of £8,000 pa per membership and for those who are chairmen of committees, an additional fee of £12,500 pa. The Audit Committee chairman receives a fee of £15,000 pa to recognise the additional responsibilities commensurate with that role and the Senior Independent Director receives a fee of £20,000 pa.

Non-executive Directors do not participate in the APP or LTPP, nor do they receive any pension benefits from the Company.

The Chairman is covered by the Company’s personal accident and private medical insurance schemes. In addition, he may have a fully expensed car or cash in lieu of a car (with the use of a driver when required).

Annual Report and Accounts 2011/12 National Grid plc      99

Corporate Governance

Remuneration Report continued

Non-executive Directors’ letters of appointment

The Chairman’s letter of appointment provides for a period of six months’ notice by either party to give the Company reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment. For all Non-executive Directors, their initial appointment and any subsequent reappointment is subject to election by shareholders. The letters of appointment do not contain provision for termination payments.

Non-executive Directors	Date of appointment to the Board	Date of next election

Sir Peter Gershon (i)	1 August 2011	2012 AGM
Ken Harvey	21 October 2002	2012 AGM
Linda Adamany	1 November 2006	2012 AGM
Philip Aiken	15 May 2008	2012 AGM
Paul Golby (ii)	1 February 2012	2012 AGM
Ruth Kelly (iii)	1 October 2011	2012 AGM
Stephen Pettit	21 October 2002	–
Maria Richter	1 October 2003	2012 AGM
George Rose	21 October 2002	2012 AGM
Sir John Parker (iv)	21 October 2002	–
John Allan (v)	1 May 2005	–

(i)	Sir Peter Gershon joined the Board as Deputy Chairman on 1 August 2011 and became Chairman on 1 January 2012.

(ii)	Paul Golby joined the Board on 1 February 2012.

(iii)	Ruth Kelly joined the Board on 1 October 2011.

(iv)	Sir John Parker stepped down from the Board on 31 December 2011.

(v)	John Allan stepped down from the Board on 25 July 2011.

Performance graph

The graph below represents the comparative TSR performance of the Company from 31 March 2007 to 31 March 2012.

This graph represents the Company’s performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid is a constituent. This graph has been produced in accordance with the requirements of Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

In drawing this graph, it has been assumed that all dividends have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30 day period up to and including that date.

100      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Remuneration during the year ended 31 March 2012

Sections 1, 2, 3, 4 and 6 comprise the ‘auditable’ part of the Remuneration Report, being the information required by Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

1. Directors’ emoluments

The following tables set out the pre-tax emoluments for the years ended 31 March 2012 and 2011, including APP awards but excluding pensions, for individual Directors who held office in National Grid during the year ended 31 March 2012.

	emoluments	emoluments	emoluments	emoluments	emoluments	emoluments	emoluments
Table 1A	Year ended 31 March 2012						Year ended 31 March 2011
Executive Directors	Salary (i) £000s	APP £000s	Benefits in kind (ii) (cash) £000s	Benefits in kind (ii) (non-cash) £000s	Other emoluments £000s	Total £000s	Total £000s
Steve Holliday	971	1,000	12	18	–	2,001	2,126
Andrew Bonfield (iii) (iv)	691	726	232	4	–	1,653	711
Nick Winser	523	523	–	11	–	1,057	1,070
Tom King (v)	699	727	5	18	–	1,449	1,561
Steve Lucas (vi)	–	–	–	–	201	201	1,088
Mark Fairbairn (vii)	–	–	–	–	393	393	1,024
Total	2,884	2,976	249	51	594	6,754	7,580

(i)	With effect from 1 June 2012, the Executive Directors’ salaries are as follows: Steve Holliday £1,000,000; Andrew Bonfield £712,000; Nick Winser £546,000 and Tom King £724,203. As reported in last year’s Remuneration Report, salaries effective from 1 June 2011 were £975,000; £695,000; £530,000; and £714,740 respectively.

(ii)	Benefits in kind comprise benefits such as private medical insurance, life assurance, either a fully expensed car or cash in lieu of a car and the use of a driver when required. In the case of Andrew Bonfield, a cash allowance in lieu of additional Company pension contributions is included (see Table 2 on page 102 for further details).

(iii)	For Andrew Bonfield the difference in the 31 March 2011 and 2012 totals reflects the comparison between a part year (2010/11) and a full year’s remuneration (2011/12).

(iv)	Andrew Bonfield participates in the UK flexible benefits plan which operates by way of salary sacrifice, therefore, his salary is reduced by the value of the benefits he has elected under the Plan. The value of these benefits is included in the Benefits in kind (non-cash) figure. The value is £458.84.

(v)	For Tom King the exchange rate averaged over the year 1 April 2011 to 31 March 2012 to convert dollars to UK pounds sterling is $1.599: £1.

(vi)	Steve Lucas left National Grid on 31 December 2010. He had a contractual entitlement of one year’s salary on leaving, of which he worked three months. He was therefore entitled to nine months salary, which was payable in six monthly instalments and subject to mitigation, at the Remuneration Committee’s discretion, should he have taken employment during the period. The payment of £201,000 referred to above in Other emoluments reflects the final three months of those instalments. Payments prior to 1 April 2011 were reported in last year’s Remuneration Report.

(vii)	Mark Fairbairn left National Grid on 31 March 2011. He had a contractual entitlement to one year’s salary on leaving, of which he worked two months. He was therefore entitled to 10 months salary, which was payable in six monthly instalments and subject to mitigation, at the Remuneration Committee’s discretion, should he have taken employment during the period. The payment referred to in Other emoluments reflects the full 6 months of those instalments. These details were disclosed in last year’s Remuneration Report.

	emoluments	emoluments	emoluments	emoluments
Table 1B	Year ended 31 March 2012			Year ended 31 March 2011
Non-executive Directors	Fees £000s	Other emoluments £000s	Total £000s	Total £000s
Sir Peter Gershon (i)	223	5	228	–
Ken Harvey	104	–	104	83
Linda Adamany	88	–	88	74
Philip Aiken	76	–	76	68
Paul Golby (ii)	13	–	13	–
Ruth Kelly (iii)	38	–	38	–
Stephen Pettit	97	–	97	83
Maria Richter	101	–	101	89
George Rose	91	–	91	79
Sir John Parker (iv)	412	56	468	621
John Allan (v)	28	–	28	81
Total	1,271	61	1,332	1,178

(i)	Sir Peter Gershon joined the Board as Deputy Chairman on 1 August 2011 and became Chairman on 1 January 2012. His other emoluments comprise medical insurance, cash in lieu of a car and the use of a driver when required.

(ii)	Paul Golby joined the Board on 1 February 2012.

(iii)	Ruth Kelly joined the Board on 1 October 2011.

(iv)	Sir John Parker stepped down from the Board on 31 December 2011. His Other emoluments comprise private medical insurance, life assurance and a fully expensed car.

(v)	John Allan stepped down from the Board on 25 July 2011.

Annual Report and Accounts 2011/12 National Grid plc 101

Corporate Governance

Remuneration Report continued

2. Directors’ pensions

The table below provides details of the Executive Directors’ pension benefits.

	contributions (ii)	contributions (ii)	contributions (ii)	contributions (ii)	contributions (ii)	contributions (ii)	contributions (ii)
	Additional benefit earned during year ended	Accrued entitlement as at	Transfer value of accrued benefits as at 31 March (i)		Increase in transfer value less	Additional benefit earned in the year ended 31 March 2012 (excluding	Transfer value of increase in accrued benefit in the year ended 31 March 2012 (excluding inflation) and Directors’
Table 2	31 March 2012 pension £000s	31 March 2012 pension £000s	2012 £000s	2011 £000s	Directors’ contributions (ii) £000s	inflation) pension £000s	contributions (ii) £000s
Steve Holliday (iii)	42	394	9,995	7,122	2,873	22	548
Andrew Bonfield (iv)	–	–	–	–	–	–	–
Nick Winser (v)	29	244	5,675	3,888	1,787	17	386
Tom King (vi)	185	408	2,864	1,212	1,652	185	1,300

(i)	The transfer values shown at 31 March 2011 and 2012 represent the value of each Executive Director’s accrued benefits based on total service to the relevant date. Transfer values for the UK-based Executive Directors have been calculated in line with transfer value bases agreed by the UK Pension Scheme Trustees. The transfer values for the US-based Executive Director have been calculated using discount rates based on high quality US corporate bonds and associated yields at the relevant dates.

(ii)	The UK-based Executive Directors participate in Flexible Pension Savings (FPS), a salary sacrifice arrangement, the effects of which have not been taken into account in the table above. Contributions paid via FPS should be deducted from the figures shown above. The contributions paid via FPS can be found in footnotes (iii), (iv) and (v) below.

(iii)	In addition to the pension above, for Steve Holliday there is an accrued lump sum entitlement of £114,000 as at 31 March 2012. The increase to the accumulated lump sum including inflation was £3,000 and excluding inflation was nil in the year to 31 March 2012. The transfer value information above includes the value of the lump sum. Contributions were paid via FPS of £19,000.

(iv)	Andrew Bonfield does not participate in either of the Company’s DB pension arrangements. Andrew is a member of the DC section of the National Grid UK Pension Scheme and the Company has made contributions of £27,667 to this arrangement. In addition, £13,833 was paid via FPS. Andrew also received a cash allowance in lieu of additional Company contributions equal to 26% of base salary. This allowance is included in Table 1A on page 101.

(v)	In addition to the pension above, for Nick Winser there is an accrued lump sum entitlement of £294,000 as at 31 March 2012. The increase to the accumulated lump sum including inflation was £23,000 and excluding inflation was £8,000 in the year to 31 March 2012. The transfer value information above includes the value of the lump sum. Contributions were paid via FPS of £31,000.

(vi)	For Tom King, the exchange rate as at 31 March 2012 was $1.59960:£1 and as at 31 March 2011 was $1.60700:£1. In addition to the pension quoted above, through participation in the 401(k) plan in the US, the Company made contributions worth £7,219 to a defined contribution arrangement.

102      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

3. Directors’ interests in share options

Executive Share Option Plan (ESOP)

No further awards will be made under this plan but there are outstanding options granted in previous years. Such options will normally be exercisable between the third and tenth anniversary of the date of grant, subject to a performance condition.

Options worth up to 100% of an optionholder’s base salary will become exercisable in full if TSR, measured over the period of three years beginning with the financial year in which the option is granted, is at least median compared with a comparator group of energy distribution companies, and UK and international utilities.

Grants in excess of 100% of salary vest on a sliding scale and become fully exercisable if the Company’s TSR is in the top quartile.

The outstanding options have reached the required performance criteria and remain subject to exercise only.

The table below provides details of the Executive Directors’ holdings of share options awarded under the ESOP, the Share Matching Plan (Share Match) and Sharesave schemes.

Table 3	Options held at 1 April 2011	Options exercised or lapsed during the year	Market price at exercise (pence)	Options granted during the year	Options held at 31 March 2012	Exercise price per share (pence)	Normal exercise period
Steve Holliday
ESOP	77,129	77,129	625.2012	–	–	421.36	Jun 2005 to Jun 2012
Share Match	11,827 (i)	11,827	625.2012	–	–	100 in total	Jun 2005 to Jun 2012
	16,092	–	–	–	16,092	100 in total	Jun 2006 to Jun 2013
	21,383	–	–	–	21,383	nil	May 2007 to May 2014
Sharesave	3,921	–	–	–	3,921	427.05	Apr 2014 to Sep 2014
Total	130,352	88,956		–	41,396
Andrew Bonfield
Sharesave	3,421	–	–	–	3,421	445	Apr 2016 to Sep 2016
Total	3,421	–		–	3,421

(i)	Steve Holliday exercised a Share Match award over 11,827 shares on 18 January 2012, the market price at the date of exercise was 625.2012p. He received £32,210 in respect of a cash payment in lieu of dividends.

Annual Report and Accounts 2011/12 National Grid plc 103

Corporate Governance

Remuneration Report continued

4. Directors’ interests in the LTPP, PSP and DSP

The table below provides details of the Executive Directors’ holdings of shares awarded under the LTPP whereby Executive Directors receive a conditional award of shares, up to a current maximum of 200% of salary (225% of salary for the Chief Executive), which is subject to performance criteria over a three year performance period for the annualised growth of the Company’s EPS (50% of the award), see page 59 for further information, and the Company’s TSR performance (25% of the award) when compared to the FTSE 100. The final 25% of the award is subject to ROE performance over four years.

The table includes shares awarded under the PSP whereby Executive Directors received a conditional award of shares, up to a maximum of 200% of salary, which is subject to performance criteria over a three year performance period. Awards vest based on the Company’s TSR performance when compared to the FTSE 100 at the date of grant (50% of the award) and the annualised growth of the Company’s EPS (50% of the award). Shares are then released on the fourth anniversary of the date of grant, following a retention period.

The table includes share awards under the DSP, where Executive Directors receive an award of shares representing one half of any APP award earned in the year. The deferred shares are held in trust for three years before release.

Table 4	Type of award	PSP, LTPP and DSP conditional awards at 1 April 2011	Awards lapsed during year	Awards vested in year	Release of PSP awards in year	Awards granted during year	Market price at award (pence except #)	Date of award (dd/mm/yy)	Conditional awards at 31 March 2012	Release date (dd/mm/yy)
Steve Holliday
	PSP	103,644	–	–	103,644 (i)	–	648.24	28/06/07	–	28/06/11
	PSP	57,508	–	–	57,508 (i)	–	700.95	28/11/07	–	28/11/11
	PSP	316,472	159,819 (ii)	156,653 (ii)	–	–	584.57	25/06/08	156,653	25/06/12
	PSP	391,212	–	–	–	–	472.89	25/06/09	391,212	25/06/13
	PSP	384,220	–	–	–	–	494.5076	29/06/10	384,220	29/06/14
	LTPP	–	–	–	–	362,148	605.7605	28/07/11	362,148	28/07/14
										& 28/07/15
	DSP	97,481	–	97,481 (iii)	–	–	610.37	12/06/08	–	12/06/11
	DSP	68,960 (iv)	–	–	–	–	541.14	11/06/09	68,960	11/06/12
	DSP	130,636	–	–	–	–	506.294	15/06/10	130,636	15/06/13
	DSP	–	–	–	–	97,359	592.6	15/06/11	97,359	15/06/14
Total		1,550,133	159,819	254,134	161,152	459,507			1,591,188
Andrew Bonfield
	PSP	236,464	–	–	–	–	570.9098	30/11/10	236,464	30/11/14
	LTPP	–	–	–	–	229,463	605.7605	28/07/11	229,463	28/07/14
										& 28/07/15
	DSP	–	–	–	–	29,184	592.6	15/06/11	29,184	15/06/14
Total		236,464	–	–	–	258,647			495,111
Nick Winser
	PSP	55,841	–	–	55,841 (i)	–	648.24	28/06/07	–	28/06/11
	PSP	30,985	–	–	30,985 (i)	–	700.95	28/11/07	–	28/11/11
	PSP	158,166	79,874 (ii)	78,292 (ii)	–	–	584.57	25/06/08	78,292	25/06/12
	PSP	195,521	–	–	–	–	472.89	25/06/09	195,521	25/06/13
	PSP	196,356	–	–	–	–	494.5076	29/06/10	196,356	29/06/14
	LTPP	–	–	–	–	174,986	605.7605	28/07/11	174,986	28/07/14
										& 28/07/15
	DSP	41,146	–	41,146 (iii)	–	–	610.37	12/06/08	–	12/06/11
	DSP	33,804 (iv)	–	–	–	–	541.14	11/06/09	33,804	11/06/12
	DSP	64,370	–	–	–	–	506.294	15/06/10	64,370	15/06/13
	DSP	–	–	–	–	48,354	592.6	15/06/11	48,354	15/06/14
Total		776,189	79,874	119,438	86,826	223,340			791,683

104      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Table 4	Type of award	PSP, LTPP and DSP conditional awards at 1 April 2011	Awards lapsed during year	Awards vested in year	Release of PSP awards in year	Awards granted during year	Market price at award (pence except #)	Date of award (dd/mm/yy)	Conditional awards at 31 March 2012	Release date (dd/mm/yy)
Tom King
	PSP	ADSs 17,872	–	–	17,872 (i)	–	$72.907 #	28/11/07	–	28/11/11
	PSP	ADSs 36,680	18,523 (ii)	18,157 (ii)	–	–	$57.2505 #	25/06/08	18,157	25/06/12
	PSP	ADSs 54,403	–	–	–	–	$38.6002 #	25/06/09	54,403	25/06/13
	PSP	ADSs 57,762	–	–	–	–	$37.4465 #	29/06/10	57,762	29/06/14
	LTPP	–	–	–	–	ADSs 45,537 (v)	$49.4093 #	28/07/11	45,537	28/07/14
										& 28/07/15
	DSP	ADSs 5,534	–	5,534 (iii)	–	–	$59.61 #	12/06/08	–	12/06/11
	DSP	ADSs 13,804	–	–	–	–	$39.2373 #	11/06/09	13,804	11/06/12
	DSP	ADSs 18,776	–	–	–	–	$37.7474 #	15/06/10	18,776	15/06/13
	DSP	–	–	–	–	ADSs 13,937 (v)	$48.261 #	15/06/11	13,937	15/06/14
Total ADSs		ADSs 204,831	ADSs 18,523	ADSs 23,691	ADSs 17,872	ADSs 59,474			ADSs 222,376

(i)	The 2007 PSP award was granted in two parts for Steve Holliday and Nick Winser only. The award vested partially (at a vesting level of 65.15% of the award) in June 2010 and then entered a retention period. The vested shares were released on the fourth anniversary of the date of grant (ie June 2011 and November 2011 for Steve Holliday and Nick Winser; and in November 2011 only for Tom King).

(ii)	The 2008 PSP award vested partially in June 2011 at a vesting level of 49.5% of the award. The award then entered a retention period. Cash payments in lieu of dividends accrued during the retention period were paid as follows: Steve Holliday £40,852 in August 2011 and £24,246 in February 2012; Nick Winser £20,417 and £12,118; Tom King £21,581 and £12,453 respectively.

(iii)	Following the three year deferral period, the 2008 DSP award was released in June 2011. Cash payments in lieu of dividends accrued during the deferral period were paid as follows: Steve Holliday £109,658; Nick Winser £46,286 and Tom King £27,122.

(iv)	Exceptionally, the 2009 DSP award for Steve Holliday and Nick Winser was made over restricted shares. The award was subject to income tax and National Insurance Contributions on grant and therefore the shares shown reflect the net number of shares.

(v)	Awards were made over ADSs and each ADS represents five ordinary shares.

Annual Report and Accounts 2011/12 National Grid plc 105

Corporate Governance

Remuneration Report continued

5. Directors’ beneficial interests

The Directors’ beneficial interests (which include those of their families) in National Grid ordinary shares of 11 17/43 pence each are shown below.

Table 5	Ordinary shares at 31 March 2012 or, if earlier, on retirement † (i)	Ordinary shares at 1 April 2011 or, if later, on appointment *	Options/awards over ordinary shares at 31 March 2012	Options/awards over ordinary shares at 1 April 2011
Sir Peter Gershon (ii)	18,055	7,882 *	–	–
Steve Holliday (iii) (iv)	484,560	339,451	1,632,584	1,680,485
Andrew Bonfield (iii) (iv)	287	44	498,532	239,885
Nick Winser (iii)	224,473	325,914	791,683	776,189
Tom King	209,285	155,195	1,111,880	1,024,155
Ken Harvey	5,236	5,236	–	–
Linda Adamany	2,800	2,800	–	–
Philip Aiken	4,900	4,900	–	–
Paul Golby (v)	2,500	– *	–	–
Ruth Kelly (vi)	800	– *	–	–
Stephen Pettit	4,061	3,906	–	–
Maria Richter	14,357	14,357	–	–
George Rose	6,792	6,792	–	–
Sir John Parker (vii)	135,798 †	134,712	–	–
John Allan (viii)	14,500 †	14,500	–	–

(i)	There has been no other change in the beneficial interests of the Directors in ordinary shares between 1 April 2012 and 16 May 2012, except in respect of routine monthly purchases under the SIP (see note (iv) below).

(ii)	Sir Peter Gershon joined the Board on 1 August 2011.

(iii)	Each of the Executive Directors, with the exception of Tom King, was for Companies Act purposes deemed to be a potential beneficiary under the National Grid plc 1996 Employee Benefit Trust and the National Grid Employee Share Trust. Steve Holliday, Andrew Bonfield and Nick Winser thereby have an interest in 82,428 and 365,423 ordinary shares in the aforementioned trusts respectively, as at 31 March 2012 (with the latter trust holding 1,638 ADSs in addition).

(iv)	Beneficial interests include shares purchased under the monthly operation of the SIP in the year to 31 March 2012. In April and May 2012 a further 38 shares were purchased on behalf of Steve Holliday and a further 38 shares were purchased on behalf of Andrew Bonfield, thereby increasing their beneficial interests.

(v)	Paul Golby joined the Board on 1 February 2012.

(vi)	Ruth Kelly joined the Board on 1 October 2011.

(vii)	Sir John Parker stepped down from the Board on 31 December 2011.

(viii)	John Allan stepped down from the Board on 25 July 2011.

6. National Grid share price range

The closing price of a National Grid ordinary share on 30 March 2012 was 630.5p. The range during the year (previous 52 weeks) was 660.5p (high) and 545.5p (low). The Register of Directors’ Interests contains full details of shareholdings and options/awards held by Directors as at 31 March 2012.

The Remuneration Report has been approved by the Board and signed on its behalf by:

Ken Harvey

Chairman of the Remuneration Committee

16 May 2012

106      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Shareholder and share capital information

Shareholder engagement

We believe it is important to maintain effective channels of communication with our institutional investors and individual shareholders to understand their views about the Company and ensure they are provided with timely and appropriate information.

In line with best practice, the Company maintains appropriate controls on the dissemination of price sensitive information. For more information on the role of the disclosure committee, see page 88.

Institutional investors

The Board has responsibility for the oversight of relations with investors which is managed primarily by the Chief Executive, Finance Director and director of investor relations. Our investor relations team meets regularly with current and prospective investors to discuss the Company’s strategy, performance, financing and other developments, such as progress on the RIIO regulatory review during 2011.

The Board receives regular feedback from the director of investor relations, our brokers and other specialist advisors. Analysts’ notes on the Company are circulated to Executive Directors for their information and periodically an independent audit of investor sentiment is also undertaken and presented to the Board.

Sir Peter Gershon has met with a number of investors since his appointment to the Board and Ken Harvey, in his capacity as Remuneration Committee chairman, has held meetings with institutional investors and representative bodies on remuneration matters. Sir Peter will write to major investors at the time of our full year results, to offer them the opportunity to meet with him, the Senior Independent Director or any of the other Non-executive Directors, so they can discuss any issue they feel unable to raise with members of the Executive team.

Individual shareholders

Engagement with individual shareholders, who represent more than 95% of the shareholders on our share register, is led by the Company Secretary & General Counsel. Shareholders are invited to learn more about the Company through the shareholder networking programme, see below, and the exhibits at the AGM which for example in 2011 featured an oil reclamation unit.

During the year, the Company invited members of the UK Shareholder Association to a half day analyst style meeting hosted by the Chief Executive, Finance Director and director of investor relations, who gave presentations and answered questions on the half year results and the activities and performance of the Company generally. In addition, shareholders were also invited by Capita Registrars to visit their offices to increase awareness of the services they provide to our shareholders. Other initiatives include duplicate account amalgamation and a low cost share dealing service, details of which were included with the 2011/12 interim dividend information.

Annual General Meeting

This will be held on Monday 30 July 2012 at The International Convention Centre in Birmingham. The Notice of Meeting for the 2012 AGM, available on our website, sets out in full the resolutions for consideration by shareholders together with explanatory notes and further information on the Directors standing for election and re-election. This year, the AGM can be viewed by webcast on our website where information on how to view the webcast can be found.

Shareholder networking

The shareholder networking programme normally takes place twice a year and includes visits to UK operational sites and presentations by senior managers and employees over two days. The costs of the programme (including shareholder travel to and from the event) are paid for by the Company.

If you are a UK resident shareholder and would like to take part please apply online via the Investors page on our website. You can also apply in person at the AGM. Only those successful in the selection ballot will be contacted, with priority given to those who have not recently attended.

Share capital

The share capital of the Company consists of ordinary shares of 11 17/43 pence nominal value each and ADSs, which represent five ordinary shares.

Authority to purchase shares

Shareholder approval was given at the 2011 AGM to purchase up to 10% of the Company’s share capital. The Directors intend to seek shareholder approval to renew this authority at this year’s AGM. No shares were repurchased during the year. Of the shares repurchased in prior years and held as treasury shares, 5,482,477 have been transferred to employees under the employee share plans leaving a balance as at the date of this report of 131,658,687 ordinary shares held as treasury shares.

Authority to allot shares

Shareholder approval was given at the 2011 AGM to allot shares of up to 1/3 of the Company’s share capital and a further 1/3 in connection with an offer by way of a rights issue. The Directors intend to seek shareholder approval to renew this authority at this year’s AGM.

The Directors currently have no intention of issuing new shares, or of granting rights to subscribe for or convert any security into shares, except in relation to, or in connection with, our Scrip Dividend Scheme and the exercise of options under our share plans.

The Directors consider it desirable to have the maximum flexibility permitted by investor guidelines to respond to market developments. No issue of shares will be made which would effectively alter control of the Company without the sanction of shareholders in general meeting.

Rights attached to shares

Ordinary shareholders and ADS holders receive dividends and can vote at general meetings. Treasury shares do not attract a vote or dividends. There are no restrictions on the transfer or sale of ordinary shares.

Some of the Company’s employee share plans, details of which are contained in the Remuneration Report, include restrictions on the transfer of shares while the shares are subject to the plan. Where, under an employee share plan operated by the Company, participants are the beneficial owners of the shares but not the registered owner, the voting rights may be exercised by the registered owner at the direction of the participant.

Annual Report and Accounts 2011/12 National Grid plc 107

Financial Statements

Contents of financial statements

Directors’ statement and independent Auditors’ report

109	Statement of Directors’ responsibilities
111	Audit opinion for Form 20-F

Consolidated financial statements under IFRS

Basis of preparation
112	Accounting policies
119	Adoption of new accounting standards

Primary statements
120	Consolidated income statement
121	Consolidated statement of comprehensive income
122	Consolidated balance sheet
123	Consolidated statement of changes in equity
124	Consolidated cash flow statement

Notes to the consolidated financial statements – analysis of items in the primary statements
125	Note 1 – Segmental analysis
127	Note 2 – Operating costs
129	Note 3 – Exceptional items, remeasurements and stranded cost recoveries
131	Note 4 – Finance income and costs
132	Note 5 – Taxation
134	Note 6 – Earnings per share
135	Note 7 – Dividends
135	Note 8 – Goodwill
136	Note 9 – Other intangible assets
137	Note 10 – Property, plant and equipment
138	Note 11 – Other non-current assets
138	Note 12 – Financial and other investments
138	Note 13 – Investments in joint ventures and associates
139	Note 14 – Derivative financial instruments
140	Note 15 – Inventories and current intangible assets
140	Note 16 – Trade and other receivables
141	Note 17 – Cash and cash equivalents
141	Note 18 – Businesses classified as held for sale
142	Note 19 – Borrowings
143	Note 20 – Trade and other payables
143	Note 21 – Other non-current liabilities
144	Note 22 – Deferred tax assets and liabilities
145	Note 23 – Pensions and other post-retirement benefits
147	Note 24 – Provisions
148	Note 25 – Share capital
149	Note 26 – Other equity reserves
150	Note 27 – Consolidated cash flow statement

Notes to the consolidated financial statements – supplementary information
151	Note 28 – Commitments and contingencies
152	Note 29 – Related party transactions
152	Note 30 – Actuarial information on pensions and other post-retirement benefits
155	Note 31 – Supplementary information on derivative financial instruments
156	Note 32 – Financial risk
162	Note 33 – Commodity risk
165	Note 34 – Bonds and facilities
167	Note 35 – Share options and reward plans
169	Note 36 – Subsidiary undertakings, joint ventures and associates
170	Note 37 – National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures

Company financial statements under UK GAAP

Basis of preparation
177	Company accounting policies

Primary statement
179	Company balance sheet

Notes to the Company financial statements
180	Note 1 – Fixed asset investments
180	Note 2 – Debtors
180	Note 3 – Creditors (amounts falling due within one year)
181	Note 4 – Derivative financial instruments
181	Note 5 – Current asset investments
181	Note 6 – Borrowings
182	Note 7 – Called up share capital
182	Note 8 – Reserves
183	Note 9 – Reconciliation of movements in shareholders’ funds
183	Note 10 – Parent Company guarantees
183	Note 11 – Audit fees

108 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Statement of Directors’ responsibilities

The Directors are responsible for preparing the Annual Report and Accounts, including the consolidated financial statements and the Company financial statements, and the Directors’ Report, including the Remuneration Report, in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the Company financial statements and the Remuneration Report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom generally accepted accounting practice, UK GAAP). In preparing the consolidated financial statements, the Directors have also elected to comply with IFRS, issued by the International Accounting Standards Board. Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company on a consolidated and individual basis and of the profit or loss of the Company on a consolidated basis for that period.

In preparing these financial statements, the Directors are required to:

—	select suitable accounting policies and then apply them consistently;
—	make judgements and estimates that are reasonable and prudent;
—

state that the consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board and IFRS adopted by the European Union and, with regard to the Company financial statements, that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

—

prepare the consolidated financial statements and Company financial statements on a going concern basis unless it is inappropriate to presume that the Company, on a consolidated and individual basis, will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company on a consolidated and individual basis, and to enable them to ensure that the consolidated financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation and the Company financial statements and the Remuneration Report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and its subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Each of the Directors, whose names and functions are listed on pages 8 and 9, confirms that, to the best of their knowledge:

—

the consolidated financial statements and the Company financial statements, which have been prepared in accordance with IFRS as adopted by the European Union and UK GAAP respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis; and

—

the Annual Report includes a fair review of the development and performance of the business and the position of the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces.

By order of the Board

Helen Mahy

Company Secretary & General Counsel

16 May 2012

Annual Report and Accounts 2011/12 National Grid plc 109

Financial Statements

[INTENTIONALLY LEFT BLANK]

110 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Report of Independent Registered
Public Accounting Firm

to the Board of Directors and Shareholders of National Grid plc

Audit opinion for Form 20-F

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flow and consolidated statements of changes in equity, present fairly, in all material respects, the financial position of National Grid plc and its subsidiaries at 31 March 2012 and 31 March 2011, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Business Review appearing on page 47 of the 2012 Annual Report and Accounts.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

London

United Kingdom

16 May 2012

Annual Report and Accounts 2011/12 National Grid plc 111

Financial Statements

Accounting policies

A. Basis of preparation of consolidated financial statements under IFRS

National Grid’s principal activities involve the transmission and distribution of electricity and gas in Great Britain and northeastern US. The Company is a public limited liability company incorporated and domiciled in England, with its registered office at 1-3 Strand, London WC2N 5EH.

The Company has its primary listing on the London Stock Exchange and is also quoted on the New York Stock Exchange. These consolidated financial statements were approved for issue by the Board of Directors on 16 May 2012.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU. They are prepared on the basis of all IFRS accounting standards and interpretations that are mandatory for periods ending 31 March 2012 and in accordance with the Companies Act 2006 applicable to companies reporting under IFRS and Article 4 of the EU IAS Regulation. The 2011 and 2010 comparative financial information has also been prepared on this basis.

The consolidated financial statements have been prepared on an historical cost basis, except for the recording of pension assets and liabilities, the revaluation of derivative financial instruments and certain commodity contracts and investments classified as available-for-sale.

These consolidated financial statements are presented in pounds sterling, which is the functional currency of the Company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period (see accounting policy Z). Actual results could differ from these estimates.

B. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, together with a share of the results, assets and liabilities of jointly controlled entities (joint ventures) and associates using the equity method of accounting, where the investment is carried at cost plus post-acquisition changes in the share of net assets of the joint venture, less any provision for impairment.

A subsidiary is defined as an entity controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. A joint venture is an entity established to engage in economic activity, which the Company jointly controls with its fellow venturers. An associate is an entity which is neither a subsidiary nor a joint venture, but over which the Company has significant influence.

Losses in excess of the consolidated interest in joint ventures are not recognised, except where the Company or its subsidiaries have made a commitment to make good those losses.

Where necessary, adjustments are made to bring the accounting policies used in the individual financial statements of the Company, subsidiaries, joint ventures and associates into line with those used by the Company in its consolidated financial statements under IFRS. Intercompany transactions are eliminated.

The results of subsidiaries, joint ventures and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Acquisitions are accounted for using the purchase method, where the purchase price is allocated to the identifiable assets acquired and liabilities assumed on a fair value basis and the remainder recognised as goodwill.

C. Foreign currencies

Transactions in currencies other than the functional currency of the Company or subsidiary concerned are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at closing exchange rates. Non monetary assets are not retranslated unless they are carried at fair value.

Gains and losses arising on the retranslation of monetary assets and liabilities are included in the income statement, except where the adoption of hedge accounting requires inclusion in other comprehensive income (accounting policy R).

On consolidation, the assets and liabilities of operations that have a functional currency different from the Company’s functional currency of pounds sterling, principally our US operations that have a functional currency of dollars, are translated at exchange rates prevailing at the balance sheet date. Income and expense items are translated at the weighted average exchange rates for the period where these do not differ materially from rates at the date of the transaction. Exchange differences arising are classified as equity and transferred to the consolidated translation reserve.

D. Goodwill

Goodwill arising on a business combination represents the difference between the cost of acquisition and the Company’s consolidated interest in the fair value of the identifiable assets and liabilities of a subsidiary or joint venture as at the date of acquisition.

Goodwill is recognised as an asset and is not amortised, but is reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill recorded under UK GAAP arising on acquisitions before the date of transition to IFRS has been frozen at that date, subject to subsequent testing for impairment.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

112 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

E. Intangible assets other than goodwill

With the exception of goodwill, as described above, identifiable intangible assets are recorded at cost less accumulated amortisation and any provision for impairment.

Internally generated intangible fixed assets, such as software, are recognised only if: an asset is created that can be identified; it is probable that the asset created will generate future economic benefits; and the development cost of the asset can be measured reliably. Where no internally generated intangible asset can be recognised, development expenditure is recorded as an expense in the period in which it is incurred.

On a business combination, as well as recording separable intangible assets possessed by the acquired entity at their fair value, identifiable intangible assets that arise from contractual or other legal rights are also included in the balance sheet at their fair value. Acquisition-related intangible assets principally comprise customer relationships.

Non-current intangible assets, other than goodwill, are amortised on a straight-line basis over their estimated useful economic lives. Amortisation periods for categories of intangible assets are:

Amortisation periods	Years

Software	3 to 7
Acquisition-related intangibles	10 to 25
Other – licences and other intangibles	3 to 5

Following the recognition of an impairment charge in relation to acquisition-related intangibles, the net book value has been fully written off.

Intangible emission allowances are accounted for in accordance with accounting policy U.

F. Property, plant and equipment

Property, plant and equipment is recorded at cost or deemed cost at the date of transition to IFRS, less accumulated depreciation and any impairment losses.

Cost includes payroll and finance costs incurred which are directly attributable to the construction of property, plant and equipment as well as the cost of any associated asset retirement obligations.

Property, plant and equipment includes assets in which the Company’s interest comprises legally protected statutory or contractual rights of use.

Additions represent the purchase or construction of new assets, including capital expenditure for safety and environmental assets, and extensions to, enhancements to, or replacement of existing assets.

Contributions received prior to 1 July 2009 towards the cost of property, plant and equipment are included in trade and other payables as deferred income and credited on a straight-line basis to the income statement over the estimated useful economic lives of the assets to which they relate.

Contributions received post 1 July 2009 are recognised in revenue immediately, except where the contributions are consideration for a future service, in which case they are recognised initially as deferred income and revenue is subsequently recognised over the period in which the service is provided.

No depreciation is provided on freehold land or assets in the course of construction.

Other items of property, plant and equipment are depreciated, principally on a straight-line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on a regular basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of property, plant and equipment are, in general, as shown in the table below:

Depreciation periods	Years

Freehold and leasehold buildings	up to 65
Plant and machinery
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Electricity generation plant	20 to 40
Interconnector plant	15 to 60
Gas plant – mains, services and regulating equipment	30 to 100
Gas plant – storage	15 to 21
Gas plant – meters	10 to 33
Motor vehicles and office equipment	up to 10

G. Impairment of assets

Impairments of assets are calculated as the difference between the carrying value of the asset and its recoverable amount, if lower. Where such an asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which that asset belongs is estimated. Recoverable amount is defined as the higher of fair value less costs to sell and estimated value-in-use at the date the impairment review is undertaken.

Value-in-use represents the present value of expected future cash flows, discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Goodwill is tested for impairment at least annually. Otherwise, tests for impairment are carried out only if there is some indication that the carrying value of the assets may have been impaired.

Material impairments are recognised in the income statement and are disclosed separately.

Annual Report and Accounts 2011/12 National Grid plc 113

Financial Statements

Accounting policies continued

H. Taxation

Current tax

Current tax assets and liabilities are measured at the amounts expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted by the balance sheet date. Current tax is charged or credited to the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In these cases, the tax is also recognised in other comprehensive income or directly in equity respectively.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax and investment tax credits

Deferred tax is provided for using the balance sheet liability method and is recognised on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are generally recognised on all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition of other assets and liabilities in a transaction (other than a business combination) that affects neither the accounting nor taxable profit or loss.

Deferred tax liabilities are recognised on taxable temporary differences arising on investments in subsidiaries and jointly controlled entities, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In these cases the tax is also recognised in other comprehensive income or directly in equity respectively.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company and its subsidiaries intend to settle their current tax assets and liabilities on a net basis.

Investment tax credits are amortised over the economic life of the assets that give rise to the credits.

I. Discontinued operations, assets

and businesses held for sale

Cash flows and operations that relate to a major component of the business or geographical region that has been sold or is classified as held for sale are shown separately from continuing operations.

Assets and businesses classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. No depreciation is charged on assets and businesses classified as held for sale.

Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. This condition is regarded as being met only when the sale is highly probable and the assets or businesses are available for immediate sale in their present condition or the sale relates to a subsidiary acquired exclusively with a view to resale. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Finance income or costs are included in discontinued operations only in respect of financial assets or liabilities classified as held for sale or derecognised on sale.

J. Inventories

Inventories are stated at the lower of cost, calculated on a weighted average basis, and net realisable value.

Where applicable, cost comprises direct materials and direct labour costs as well as those overheads that have been incurred in bringing the inventories to their present location and condition.

K. Decommissioning and environmental costs

Provision is made for decommissioning and environmental costs, based on future estimated expenditures, discounted to present values. An initial estimate of decommissioning and environmental costs attributable to property, plant and equipment is recorded as part of the original cost of the related property, plant and equipment.

Changes in the provision arising from revised estimates or discount rates or changes in the expected timing of expenditures that relate to property, plant and equipment are recorded as adjustments to their carrying value and depreciated prospectively over their remaining estimated useful economic lives; otherwise such changes are recognised in the income statement.

The unwinding of the discount is included within the income statement as a financing charge.

114 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

L. Revenue

Revenue primarily represents the sales value derived from the generation, transmission, and distribution of energy and recovery of US stranded costs together with the sales value derived from the provision of other services to customers during the year and excludes value added tax and intra-group sales.

US stranded costs are various generation-related costs incurred prior to the divestiture of generation assets beginning in the late 1990s and costs of legacy contracts that are being recovered from customers. The recovery of stranded costs and other amounts allowed to be collected from customers under regulatory arrangements is recognised in the period in which these amounts are recoverable from customers.

Revenue includes an assessment of unbilled energy and transportation services supplied to customers between the date of the last meter reading and the year end. This is estimated based on historical consumption and weather patterns.

Where revenue received or receivable exceeds the maximum amount permitted by regulatory agreement and adjustments will be made to future prices to reflect this over-recovery, no liability is recognised as such an adjustment to future prices relates to the provision of future services. Similarly no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery.

M. Segmental information

Segmental information is based on the information the Board uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board is the chief operating decision maker and assesses the performance of operations principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries (see accounting policy T).

N. Pensions and other post-retirement benefits

For defined benefit retirement schemes, the cost of providing benefits is determined using the projected unit method, with actuarial valuations being carried out at each balance sheet date.

Current service cost is recognised in operating costs in the period in which the defined benefit obligation increases as a result of employee services.

Actuarial gains and losses are recognised in full in the period in which they occur in the statement of other comprehensive income.

Past service costs are recognised immediately to the extent that benefits are already vested. Otherwise such costs are amortised on a straight-line basis over the period until the benefits vest.

Settlements are recognised when a transaction is entered into that eliminates all further legal or constructive obligations for benefits under a scheme.

Curtailments are recognised when a commitment is made to a material reduction in the number of employees covered by a scheme.

The retirement benefit obligations recognised in the balance sheet represent the present value of the defined benefit obligations, as reduced by the fair value of scheme assets and any unrecognised past service cost.

The expected return on scheme assets and the unwinding of the discount on defined benefit obligations are recognised within interest income and expense respectively.

O. Leases

Rentals under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

Assets held under finance leases are recognised at their fair value or, if lower, the present value of the minimum lease payments on inception. The corresponding liability is recognised as a finance lease obligation within borrowings. Rental payments are apportioned between finance costs and reduction in the finance lease obligation, so as to achieve a constant rate of interest.

Assets held under finance leases are depreciated over the shorter of their useful life and the lease term.

P. Financial instruments

Financial assets, liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into, and recognised on trade date. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any other categories.

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost, less any appropriate allowances for estimated irrecoverable amounts. A provision is established for irrecoverable amounts when there is objective evidence that amounts due under the original payment terms will not be collected. Indications that the trade receivable may become irrecoverable would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, and default or significant failure of payment. Trade payables are initially recognised at fair value and subsequently measured at amortised cost.

Loans receivable and other receivables are carried at amortised cost using the effective interest method. Interest income, together with gains and losses when the loans and receivables are derecognised or impaired, are recognised in the income statement.

Other financial investments are recognised at fair value plus, in the case of available-for-sale financial investments, directly related incremental transaction costs, and are subsequently carried at fair value on the balance sheet. Changes in the fair value of investments classified as fair value through profit and loss are included in the income statement, while changes in the fair value of investments classified as available-for-sale are recognised directly in equity, until the investment is disposed of or is determined to be impaired. At this time the cumulative gain or loss previously recognised in equity is included in the income statement for the period. In the case of securities classified as available-for-sale, a significant or prolonged decline in the fair value of the securities below their cost is considered as an indicator that the securities are impaired. Investment income on investments classified as fair value through profit and loss and on available-for-sale investments is recognised using the effective interest method and taken through interest income in the income statement.

Annual Report and Accounts 2011/12 National Grid plc 115

Financial Statements

Accounting policies continued

Borrowings, which include interest bearing loans, UK RPI linked debt and overdrafts are recorded at their initial fair value which normally reflects the proceeds received, net of direct issue costs less any repayments. Subsequently these are stated at amortised cost, using the effective interest method. Any difference between the proceeds after direct issue costs and the redemption value is recognised over the term of the borrowing in the income statement using the effective interest method.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (being assets that necessarily take a substantial period of time to prepare for their intended use or sale) are added to their cost. Such additions cease when the assets are substantially ready for their intended use.

Derivative financial instruments are recorded at fair value. Where the fair value of a derivative is positive it is carried as a derivative asset, and where negative as a derivative liability. Assets and liabilities on different transactions are only netted if the transactions are with the same counterparty, a legal right of set off exists and the cash flows are intended to be settled on a net basis. Gains and losses arising from the changes in fair value are included in the income statement in the period they arise.

No adjustment is made with respect to derivative clauses embedded in financial instruments or other contracts that are closely related to those instruments or contracts. In particular, interest payments on UK RPI debt are linked to movements in the UK RPI. The link to RPI is considered to be an embedded derivative, which is closely related to the underlying debt instrument based on the view that there is a strong relationship between interest rates and inflation in the UK economy. Consequently these embedded derivatives are not accounted for separately from the debt instrument. Where there are embedded derivatives in host contracts not closely related, the embedded derivative is separately accounted for as a derivative financial instrument and recorded at fair value.

An equity instrument is any contract that evidences a residual interest in the consolidated assets of the Company after deducting all its liabilities and is recorded at the proceeds received, net of direct issue costs, with an amount equal to the nominal amount of the shares issued included in the share capital account and the balance recorded in the share premium account.

Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for issued liabilities. When independent prices are not available, fair values are determined by using valuation techniques which are consistent with techniques commonly used by the relevant market. The techniques use observable market data.

Q. Commodity contracts

Commodity contracts that meet the definition of a derivative and which do not meet the exemption for normal sale, purchase or usage are carried at fair value.

Energy purchase contracts for the forward purchase of electricity or gas that are used to satisfy physical delivery requirements to customers or for energy that the Company uses itself meet the normal purchase, sale or usage exemption of IAS 32 ‘Financial Instruments: Presentation’. They are, therefore, not recognised in the financial statements. Disclosure of commitments under such contracts is made in the notes to the financial statements (see note 28).

Remeasurements of commodity contracts carried at fair value are recognised in the income statement, with changes due to movements in commodity prices recorded in operating costs and changes relating to movements in interest rates recorded in finance costs.

Where contracts are traded on a recognised exchange and margin payments are made, the contract fair values are reported net of the associated margin payments.

R. Hedge accounting

The Company and its subsidiaries enter into both derivative financial instruments (derivatives) and non-derivative financial instruments in order to manage interest rate and foreign currency exposures, and commodity price risks associated with underlying business activities and the financing of those activities.

Hedge accounting allows derivatives to be designated as a hedge of another (non-derivative) financial instrument, to mitigate the impact of potential volatility in the income statement of changes in the fair value of the derivative instruments. To qualify for hedge accounting, documentation is prepared specifying the hedging strategy, the component transactions and methodology used for effectiveness measurement. National Grid uses three hedge accounting methods.

Firstly, changes in the carrying value of financial instruments that are designated and effective as hedges of future cash flows (cash flow hedges) are recognised directly in equity and any ineffective portion is recognised immediately in the income statement. Amounts deferred in equity in respect of cash flow hedges are subsequently recognised in the income statement in the same period in which the hedged item affects net profit or loss. Where a non-financial asset or a non-financial liability results from a forecasted transaction or firm commitment being hedged, the amounts deferred in equity are included in the initial measurement of that non-monetary asset or liability.

116      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Secondly, fair value hedge accounting offsets the changes in the fair value of the hedging instrument against the change in the fair value of the hedged item with respect to the risk being hedged. These changes are recognised in the income statement to the extent the fair value hedge is effective. Adjustments made to the carrying amount of the hedged item for fair value hedges will be amortised over the remaining life, in line with the hedged item.

Thirdly, foreign exchange gains or losses arising on financial instruments that are designated and effective as hedges of the Company’s consolidated net investment in overseas operations (net investment hedges) are recorded directly in equity, with any ineffective portion recognised immediately in the income statement.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement as they arise, within finance costs (included in remeasurements – see accounting policy T).

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualities for hedge accounting. At that time, any cumulative gains or losses relating to cash flow hedges recognised in equity are initially retained in equity and subsequently recognised in the income statement in the same periods in which the previously hedged item affects net profit or loss. Amounts deferred in equity with respect to net investment hedges are subsequently recognised in the income statement in the event of the disposal of the overseas operations concerned. For fair value hedges, the cumulative adjustment recorded to the carrying value of the hedged item at the date hedge accounting is discontinued is amortised to the income statement using the effective interest method.

If a hedged forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement immediately.

S. Share-based payments

The Company issues equity-settled, share-based payments to certain employees of the Company’s subsidiary undertakings.

Equity-settled, share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on an estimate of the number of shares that will eventually vest.

T. Business performance and exceptional items, remeasurements and stranded cost recoveries

Our financial performance is analysed into two components: business performance, which excludes exceptional items, remeasurements, stranded cost recoveries and amortisation of acquisition-related intangibles; and exceptional items, remeasurements, stranded cost recoveries and amortisation of acquisition-related intangibles. Business performance is used by management to monitor financial performance as it is considered that it improves the comparability of our reported financial performance from year to year. Business performance subtotals, which exclude exceptional items, remeasurements, stranded cost recoveries and amortisation of acquisition-related intangibles are presented on the face of the income statement or in the notes to the financial statements.

Exceptional items, remeasurements, stranded cost recoveries and amortisation of acquisition-related intangibles are items of income and expense that, in the judgement of management, should be disclosed separately on the basis that they are important to understanding our financial performance and may significantly distort the comparability of financial performance between periods.

Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, restructuring costs, gains or losses on disposals of businesses or investments and debt redemption costs as a consequence of transactions such as significant disposals or issues of equity.

Costs arising from restructuring programmes include redundancy costs. Redundancy costs are charged to the income statement in the year in which a commitment is made to incur the costs and the main features of the restructuring plan have been announced to affected employees.

Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.

Stranded cost recoveries represent the recovery of historical generation-related costs in the US, related to generation assets that are no longer owned by National Grid. Such costs are being recovered from customers as permitted by regulatory agreements, with almost all having been recovered by 31 March 2012.

Acquisition-related intangibles comprise intangible assets, principally customer relationships, that are only recognised as a consequence of accounting required for a business combination. The amortisation of acquisition-related intangibles distorts the comparison of the financial performance of acquired businesses with non-acquired businesses.

Annual Report and Accounts 2011/12 National Grid plc      117

Financial Statements

Accounting policies continued

U. Emission allowances

Emission allowances, principally relating to the emissions of carbon dioxide in the UK and sulphur and nitrous oxides in the US, are recorded as intangible assets within current assets and are initially recorded at cost and subsequently at the lower of cost and net realisable value. Where emission allowances are granted by relevant authorities, cost is deemed to be equal to the fair value at the date of allocation. Receipts of such grants are treated as deferred income, which is recognised in the income statement as the related charges for emissions are recognised or on impairment of the related intangible asset. A provision is recorded in respect of the obligation to deliver emission allowances and emission charges are recognised in the income statement in the period in which emissions are made.

Income from emission allowances that are sold is reported in revenue.

V. Cash and cash equivalents

Cash and cash equivalents include cash held at bank and in hand, together with short-term highly liquid investments with an original maturity of less than three months that are readily convertible to known amounts of cash and subject to an insignificant change in value. Net cash and cash equivalents reflected in the cash flow statement are net of bank overdrafts, which are reported in borrowings.

W. Net debt

The movement in cash and cash equivalents is reconciled to movements in net debt. Net debt comprises cash and cash equivalents, current financial investments, borrowings and derivative financial instruments.

X. Other equity reserves

Other equity reserves comprise the translation reserve (see accounting policy C), cash flow hedge reserve (see accounting policy R), available-for-sale reserve (see accounting policy P), the capital redemption reserve and the merger reserve. The merger reserve arose as a result of the application of merger accounting principles under the then prevailing UK GAAP, which under IFRS 1 was retained for mergers that occurred prior to the IFRS transition date. Under merger accounting principles, the difference between the carrying amount of the capital structure of the acquiring vehicle and that of the acquired business was treated as a merger difference and included within reserves.

As the amounts included in other equity reserves are not attributable to any of the other classes of equity presented, they have been disclosed as a separate classification of equity.

Y. Dividends

Interim dividends are recognised when they become payable to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.

Z. Areas of judgement and key sources of estimation uncertainty

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Information about such judgements and estimations is contained in the accounting policies or the notes to the financial statements, and the key areas are summarised below.

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are as follows:

—	The categorisation of certain items as exceptional items, remeasurements and stranded cost recoveries and the definition of adjusted earnings – notes 3 and 6.
—	The exemptions adopted on transition to IFRS including, in particular, those relating to business combinations.
—	Classification of business activities as held for sale and discontinued operations – accounting policy I.
—	Hedge accounting – accounting policy R.
—	Energy purchase contracts – classification as being for normal purchase, sale or usage – accounting policy Q and note 28.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

—	Impairment of goodwill – accounting policy D and note 8.
—	Review of residual lives, carrying values and impairment charges for other intangible assets and property, plant and equipment – accounting policies E, F and G.
—	Estimation of liabilities for pensions and other post-retirement benefits – notes 23 and 30.
—	Valuation of financial instruments and derivatives – notes 14, 31 and 32(b).
—	Revenue recognition and assessment of unbilled revenue – accounting policy L.
—	Recoverability of deferred tax assets – accounting policy H and note 22.
—	Environment and decommissioning provisions – note 24.

118      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Adoption of new accounting standards

New IFRS accounting standards and interpretations adopted in 2011/12

During the year ended 31 March 2012, the Company has not adopted any new IFRS, IAS or amendments issued by the IASB, and interpretations by the IFRS Interpretations Committee, which have had a material impact on the Company’s consolidated financial statements.

New IFRS accounting standards and

interpretations not yet adopted

The Company enters into a significant number of transactions which fall within the scope of IFRS 9 on financial instruments. The IASB is completing IFRS 9 in phases and the Company is evaluating the impact of the standard as it develops.

IFRS 10 on consolidated financial statements, IFRS 11 on joint arrangements, IFRS 12 on disclosures of interests in other entities and IFRS 13 on fair value measurements and consequent amendments to IAS 27 and IAS 28 were issued in May 2011. The Company is evaluating the impact of these standards on its financial statements. The standards are required to be adopted by the Company on 1 April 2013, subject to endorsement by the EU.

The amended version of IAS 19 on employee benefits, issued in June 2011 and effective for periods beginning after 1 January 2013 (subject to EU endorsement), requires net interest to be calculated on the net defined benefit liability/(asset) using the same discount rate used to measure the defined benefit obligation. Where the expected return on assets exceeds the discount rate, the adoption of the amended standard will result in a reduction in reported net income and an increase in other comprehensive income. The impact on the Company’s financial statements for the period of initial application of the amended standard will depend upon reported pension assets and liabilities and the relationship between the expected return on assets and the discount rate at the date of adoption. These amounts are volatile from year to year and therefore figures for the year ending 31 March 2014 cannot be reasonably estimated. If the amended standard had been adopted for the year ended 31 March 2012, net income would have been reduced by £119m and other comprehensive income increased by £123m.

Other standards and interpretations or amendments thereto which have been issued, but are not yet effective, are not expected to have a material impact on the Company’s consolidated financial statements.

Annual Report and Accounts 2011/12 National Grid plc      119

Financial Statements

Consolidated income statement

for the years ended 31 March

	Notes		2012 £m	2012 £m	2011 £m	2011 £m	2010 £m	2010 £m
Revenue	1(a	)		13,832		14,343		14,007
Operating costs	2			(10,293)		(10,598)		(10,714)
Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	1(b	)	3,495		3,600		3,121
Exceptional items, remeasurements and stranded cost recoveries	3		44		145		172

Total operating profit	1(b	)		3,539		3,745		3,293
Interest income and similar income
Before exceptional items	4		1,301		1,281		1,005
Exceptional items	3,4		–		43		–

Total interest income and similar income	4			1,301		1,324		1,005
Interest expense and other finance costs
Before exceptional items and remeasurements	4		(2,218)		(2,415)		(2,160)
Exceptional items and remeasurements	3,4		(70)		(37)		47

Total interest expense and other finance costs	4			(2,288)		(2,452)		(2,113)
Share of post-tax results of joint ventures and associates	13			7		7		8
Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	1(b	)	2,585		2,473		1,974
Exceptional items, remeasurements and stranded cost recoveries	3		(26)		151		219

Total profit before tax	1(b	)		2,559		2,624		2,193
Taxation
Before exceptional items, remeasurements and stranded cost recoveries	5		(755)		(722)		(553)
Exceptional items, remeasurements and stranded cost recoveries	3,5		234		261		(251)

Total taxation	5			(521)		(461)		(804)
Profit after tax
Before exceptional items, remeasurements and stranded cost recoveries			1,830		1,751		1,421
Exceptional items, remeasurements and stranded cost recoveries	3		208		412		(32)
Profit for the year				2,038		2,163		1,389
Attributable to:
Equity shareholders of the parent				2,036		2,159		1,386
Non-controlling interests				2		4		3
				2,038		2,163		1,389
Earnings per share*
Basic	6			57.1p		62.9p		47.5p
Diluted	6			56.8p		62.5p		47.3p

*Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends

The notes on pages 125 to 176 form part of the consolidated financial statements.

120      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Consolidated statement

of comprehensive income

for the years ended 31 March

	Notes	2012 £m	2011 £m	2010 £m
Profit for the year		2,038	2,163	1,389
Other comprehensive (loss)/income:
Exchange adjustments		27	(95)	33
Actuarial net (losses)/gains	23	(1,325)	571	(731)
Deferred tax on actuarial net gains and losses	5	403	(181)	175
Net (losses)/gains in respect of cash flow hedges		(18)	7	(45)
Transferred to profit or loss on cash flow hedges		19	(7)	3
Deferred tax on cash flow hedges	5	2	(2)	9
Net gains on available-for-sale investments		16	16	54
Transferred to profit or loss on sale of available-for-sale investments		(9)	(3)	(6)
Deferred tax on available-for-sale investments		(2)	(1)	(5)
Share of post-tax other comprehensive (loss)/income of joint ventures		–	(4)	5
Other comprehensive (loss)/income for the year, net of tax		(887)	301	(508)

Total comprehensive income for the year		1,151	2,464	881
Attributable to:
Equity shareholders of the parent		1,149	2,460	879
Non-controlling interests		2	4	2
		1,151	2,464	881

Annual Report and Accounts 2011/12 National Grid plc      121

Financial Statements

Consolidated balance sheet

as at 31 March

	Notes	2012 £m	2011 £m
Non-current assets
Goodwill	8	4,776	4,776
Other intangible assets	9	546	501
Property, plant and equipment	10	33,701	31,956
Other non-current assets	11	95	135
Pension assets	23	155	556
Financial and other investments	12	592	593
Derivative financial assets	14	1,819	1,270
Total non-current assets		41,684	39,787
Current assets
Inventories and current intangible assets	15	376	320
Trade and other receivables	16	1,971	2,212
Financial and other investments	12	2,391	2,939
Derivative financial assets	14	317	468
Cash and cash equivalents	17	332	384
Total current assets		5,387	6,323
Assets of businesses held for sale	18	264	290
Total assets		47,335	46,400
Current liabilities
Borrowings	19	(2,492)	(2,952)
Derivative financial liabilities	14	(162)	(190)
Trade and other payables	20	(2,685)	(2,828)
Current tax liabilities		(383)	(503)
Provisions	24	(282)	(353)
Total current liabilities		(6,004)	(6,826)
Non-current liabilities
Borrowings	19	(20,533)	(20,246)
Derivative financial liabilities	14	(1,269)	(404)
Other non-current liabilities	21	(1,921)	(1,944)
Deferred tax liabilities	22	(3,738)	(3,766)
Pensions and other post-retirement benefit obligations	23	(3,088)	(2,574)
Provisions	24	(1,449)	(1,461)
Total non-current liabilities		(31,998)	(30,395)
Liabilities of businesses held for sale	18	(87)	(110)
Total liabilities		(38,089)	(37,331)
Net assets		9,246	9,069
Equity
Called up share capital	25	422	416
Share premium account		1,355	1,361
Retained earnings		12,297	12,153
Other equity reserves	26	(4,835)	(4,870)
Shareholders’ equity		9,239	9,060
Non-controlling interests		7	9
Total equity		9,246	9,069

These financial statements comprising the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of changes in equity, consolidated cash flow statement, accounting policies, adoption of new accounting standards and the notes to the consolidated financial statements 1 to 37, were approved by the Board of Directors on 16 May 2012 and were signed on its behalf by:

Sir Peter Gershon Chairman

Andrew Bonfield Finance Director

122      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Consolidated statement of changes in equity

for the years ended 31 March

	Called-up share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves(i) £m	Total shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 April 2009	294	1,371	7,135	(4,830)	3,970	14	3,984
Total comprehensive income for the year	–	–	830	49	879	2	881
Equity dividends	–	–	(893)	–	(893)	–	(893)
Scrip dividend related share issue	4	(5)	205	–	204	–	204
Issue of treasury shares	–	–	18	–	18	–	18
Repurchase of share capital and purchase of treasury shares	–	–	(7)	–	(7)	–	(7)
Other movements in non-controlling interests	–	–	–	–	–	(4)	(4)
Share-based payment	–	–	25	–	25	–	25
Tax on share-based payment	–	–	3	–	3	–	3
At 31 March 2010	298	1,366	7,316	(4,781)	4,199	12	4,211
Total comprehensive income/(loss) for the year	–	–	2,549	(89)	2,460	4	2,464
Rights issue	113	–	–	3,101	3,214	–	3,214
Transfer between reserves	–	–	3,101	(3,101)	–	–	–
Equity dividends	–	–	(1,064)	–	(1,064)	–	(1,064)
Scrip dividend related share issue	5	(5)	206	–	206	–	206
Issue of treasury shares	–	–	18	–	18	–	18
Purchase of own shares	–	–	(3)	–	(3)	–	(3)
Other movements in non-controlling interests	–	–	–	–	–	(7)	(7)
Share-based payment	–	–	25	–	25	–	25
Tax on share-based payment	–	–	5	–	5	–	5
At 31 March 2011	416	1,361	12,153	(4,870)	9,060	9	9,069
Total comprehensive income for the year	–	–	1,114	35	1,149	2	1,151
Equity dividends	–	–	(1,319)	–	(1,319)	–	(1,319)
Scrip dividend related share issue	6	(6)	313	–	313	–	313
Issue of treasury shares	–	–	13	–	13	–	13
Purchase of own shares	–	–	(4)	–	(4)	–	(4)
Other movements in non-controlling interests	–	–	–	–	–	(4)	(4)
Share-based payment	–	–	24	–	24	–	24
Tax on share-based payment	–	–	3	–	3	–	3
At 31 March 2012	422	1,355	12,297	(4,835)	9,239	7	9,246

(i)	For further details of other equity reserves, see note 26.

Annual Report and Accounts 2011/12 National Grid plc      123

Financial Statements

Consolidated cash flow statement

for the years ended 31 March

	Notes		2012 £m	2011 £m	2010 £m
Cash flows from operating activities
Total operating profit	1(b	)	3,539	3,745	3,293
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	3		(44)	(145)	(172)
Depreciation, amortisation and impairment			1,282	1,245	1,188
Share-based payment charge			24	25	25
Changes in working capital			146	185	431
Changes in provisions			(116)	(93)	(98)
Changes in pensions and other post-retirement benefit obligations			(386)	(304)	(521)
Cash flows relating to exceptional items			(205)	(147)	(135)
Cash flows relating to stranded cost recoveries			247	343	361
Cash generated from operations			4,487	4,854	4,372
Tax (paid)/received			(259)	4	144
Net cash inflow from operating activities			4,228	4,858	4,516
Cash flows from investing activities
Acquisition of investments			(13)	(135)	(86)
Net proceeds from sale of investments in subsidiaries			365	11	6
Purchases of intangible assets			(203)	(176)	(104)
Purchases of property, plant and equipment			(3,147)	(2,958)	(3,007)
Disposals of property, plant and equipment			24	26	15
Dividends received from joint ventures			26	9	18
Interest received			24	26	21
Net movements in short-term financial investments			553	(1,577)	805
Net cash flow used in investing activities			(2,371)	(4,774)	(2,332)
Cash flows from financing activities
Proceeds of rights issue			–	3,214	–
Proceeds from issue of treasury shares			13	18	18
Purchase of own shares			(4)	(3)	(7)
Proceeds from loans received			1,809	767	1,933
Repayment of loans			(1,914)	(2,878)	(2,257)
Net movements in short-term borrowings and derivatives			(49)	348	(175)
Interest paid			(749)	(965)	(1,003)
Exceptional finance costs on the redemption of debt			–	(73)	(33)
Dividends paid to shareholders			(1,006)	(858)	(688)
Net cash flow used in financing activities			(1,900)	(430)	(2,212)
Net decrease in cash and cash equivalents	27(a	)	(43)	(346)	(28)
Exchange movements			–	(3)	(1)
Net cash and cash equivalents at start of year			342	691	720
Net cash and cash equivalents at end of year (i)	17		299	342	691

(i)	Net of bank overdrafts of £33m (2011: £42m; 2010: £29m).

124      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Notes to the consolidated financial statements – analysis of items in the primary statements

1. Segmental analysis

The Board of Directors is National Grid’s chief operating decision making body (as defined by IFRS 8 on operating segments). The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between segments. The performance of operating segments is assessed principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The following table describes the main activities for each operating segment:

UK Transmission	High voltage electricity transmission networks, the gas transmission network in Great Britain, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector.
UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.
US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK based gas and electricity metering activities (including OnStream up to the date it was sold on 24 October 2011); UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; US gas fields (related to Seneca-Upshur up to the date it was sold on 3 October 2011); together with corporate activities.

Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

As a consequence of the introduction of a new operating model, which took effect on 4 April 2011, there has been a change to the reported segments: the US Transmission, US Gas Distribution and US Electricity Distribution & Generation segments which were presented as separate segments in prior periods, have been combined and are reported as a single ‘US Regulated’ segment.

(a) Revenue

	Total sales 2012 £m	Sales between segments 2012 £m	Sales to third parties 2012 £m	Total sales 2011 £m	Sales between segments 2011 £m	Sales to third parties 2011 £m	Total sales 2010 £m	Sales between segments 2010 £m	Sales to third parties 2010 £m
Operating segments
UK Transmission	3,804	(5)	3,799	3,484	(7)	3,477	3,475	(6)	3,469
UK Gas Distribution	1,605	(52)	1,553	1,524	(60)	1,464	1,518	(70)	1,448
US Regulated	7,795	–	7,795	8,746	–	8,746	8,372	–	8,372
Other activities	715	(30)	685	678	(22)	656	741	(23)	718
	13,919	(87)	13,832	14,432	(89)	14,343	14,106	(99)	14,007
Total excluding stranded cost recoveries			13,553			13,988			13,631
Stranded cost recoveries			279			355			376
			13,832			14,343			14,007
Geographical areas
UK			6,000			5,556			5,543
US			7,832			8,787			8,464
			13,832			14,343			14,007

Where revenue received or receivable exceeds the maximum amount permitted by regulatory agreement and adjustments will be made to future prices to reflect the over-recovery, no liability is recognised. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. In the UK, there was an under-recovery of £26m at 31 March 2012 (2011: £34m; 2010: £100m). In the US, under-recoveries and other regulatory entitlements to future revenue amounted to £1,429m at 31 March 2012 (2011: £1,618m; 2010: £2,333m).

Annual Report and Accounts 2011/12 National Grid plc      125

Financial Statements

Notes to the consolidated financial statements continued

1. Segmental analysis continued

(b) Operating profit

A reconciliation of the operating segments’ measure of profit to total profit before tax is provided below. Further details of the exceptional items, remeasurements and stranded cost recoveries are provided in note 3.

	Before exceptional items, remeasurements and stranded cost recoveries			After exceptional items, remeasurements and stranded cost recoveries
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Operating segments
UK Transmission	1,354	1,363	1,311	1,354	1,293	1,252
UK Gas Distribution	763	711	723	739	671	682
US Regulated	1,190	1,407	941	1,154	1,704	1,300
Other activities	188	119	146	292	77	59
	3,495	3,600	3,121	3,539	3,745	3,293
Geographical areas
UK	2,353	2,226	2,180	2,357	2,055	2,007
US	1,142	1,374	941	1,182	1,690	1,286
	3,495	3,600	3,121	3,539	3,745	3,293
Reconciliation to profit before tax:
Operating profit	3,495	3,600	3,121	3,539	3,745	3,293
Interest income and similar income	1,301	1,281	1,005	1,301	1,324	1,005
Interest expense and other finance costs	(2,218)	(2,415)	(2,160)	(2,288)	(2,452)	(2,113)
Share of post-tax results of joint ventures and associates	7	7	8	7	7	8
Profit before tax	2,585	2,473	1,974	2,559	2,624	2,193
(c) Capital expenditure, depreciation and amortisation
	Capital expenditure			Depreciation and amortisation
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Operating segments
UK Transmission	1,397	1,432	1,254	(431)	(400)	(373)
UK Gas Distribution	645	669	670	(251)	(218)	(201)
US Regulated	1,052	1,092	1,021	(411)	(445)	(447)
Other activities	281	275	307	(179)	(189)	(173)
	3,375	3,468	3,252	(1,272)	(1,252)	(1,194)
Geographical areas
UK	2,217	2,310	2,187	(849)	(789)	(733)
US	1,158	1,158	1,065	(423)	(463)	(461)
	3,375	3,468	3,252	(1,272)	(1,252)	(1,194)
By asset type
Property, plant and equipment	3,172	3,292	3,148	(1,193)	(1,182)	(1,131)
Non-current intangible assets	203	176	104	(79)	(70)	(63)
	3,375	3,468	3,252	(1,272)	(1,252)	(1,194)

126      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

2. Operating costs

	Before exceptional items, remeasurements and stranded cost recoveries			Exceptional items, remeasurements and stranded cost recoveries			Total
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Depreciation and amortisation	1,267	1,245	1,188	5	7	6	1,272	1,252	1,194
Payroll costs	1,389	1,460	1,354	82	36	48	1,471	1,496	1,402
Purchases of electricity	1,356	1,547	1,592	89	(65)	(19)	1,445	1,482	1,573
Purchases of gas	1,518	2,102	2,294	5	(82)	(52)	1,523	2,020	2,242
Rates and property taxes	955	945	907	–	–	–	955	945	907
Balancing Service Incentive Scheme	818	581	691	–	–	–	818	581	691
Payments to other UK network owners	407	298	260	–	–	–	407	298	260
Other	2,348	2,210	2,224	54	314	221	2,402	2,524	2,445
	10,058	10,388	10,510	235	210	204	10,293	10,598	10,714
Operating costs include:
Inventory consumed							360	451	475
Operating leases							97	89	87
Research expenditure							15	16	19
(a) Payroll costs
							2012 £m	2011 £m	2010 £m
Wages and salaries (i)							1,597	1,592	1,596
Social security costs							116	119	120
Pension costs (note 23)							208	208	161
Share-based payments (note 35)							24	25	25
Severance costs (excluding pension costs)							35	56	16
							1,980	2,000	1,918
Less: payroll costs capitalised							(509)	(504)	(516)
							1,471	1,496	1,402
(i) Included within wages and salaries are US other post-retirement benefit costs of £66m (2011: £11m; 2010: £41m). For further information refer to note 23.
(b) Number of employees
						31 March 2012 Number	Average 2012 Number	31 March 2011 Number	Average 2011 Number
UK						9,675	9,704	9,807	9,953
US						15,970	16,377	17,282	17,719
						25,645	26,081	27,089	27,672

The vast majority of employees in the US are either directly or indirectly employed in the transmission, distribution and generation of electricity or the distribution of gas, while those in the UK are either directly or indirectly employed in the transmission and distribution of gas or the transmission of electricity. At 31 March 2012, there were 2,357 (2011: 2,597) employees in other operations, excluding shared services.

(c) Key management compensation
							2012 £m	2011 £m	2010 £m
Salaries and short-term employee benefits							10	10	10
Post-retirement benefits							6	6	4
Share-based payments							5	6	5
							21	22	19

Key management compensation relates to the Board of Directors, including the Executive Directors and Non-executive Directors for the years presented.

Annual Report and Accounts 2011/12 National Grid plc      127

Financial Statements

Notes to the consolidated financial statements continued

2. Operating costs continued

(d) Directors’ emoluments

Details of Directors’ emoluments are contained in the auditable part of the Remuneration Report, which forms part of these financial statements.

(e) Auditors’ remuneration

Auditors’ remuneration presented in accordance with the requirements of the UK Companies Act 2006:

	2012 £m	2011 £m	2010 £m
Total services pursuant to legislation
Audit services:
Audit of parent company and consolidated financial statements	1.1	1.0	1.1
Other services pursuant to legislation (i):
Audit of subsidiary financial statements	5.2	4.8	5.4
Other services supplied	2.3	2.1	1.9
	8.6	7.9	8.4
Total other services
Services relating to tax compliance	0.5	0.5	0.6
Services relating to tax advice	0.2	0.4	0.8
Services relating to information technology	0.2	0.2	–
Services relating to corporate finance transactions	0.2	0.4	0.4
All other services (ii)	2.7	1.2	0.8
	3.8	2.7	2.6
Total auditors’ remuneration	12.4	10.6	11.0

(i)	Other services supplied pursuant to legislation represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditors. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley) and audit reports on regulatory returns.

(ii)	All other services include fees relating to assurance provided on transformation initiatives and sundry services, all of which have been subject to prior approval by the Audit Committee.

In addition, fees of £0.1m were incurred in 2012 in relation to the audits of the pension schemes of the Company (2011: £0.1m; 2010: £0.1m).

Principal accountant fees and services presented in accordance with the disclosure requirements of Item 16C of Form 20-F:

	2012 £m	2011 £m	2010 £m
Audit fees (i)	8.6	7.9	8.4
Audit related fees (ii)	–	–	0.2
Tax fees (iii)	0.7	0.9	1.4
All other fees (iv)	3.1	1.8	1.0
Total auditors’ remuneration	12.4	10.6	11.0

(i)	Audit fees in each year represent fees for the audit of the Company’s financial statements and regulatory reporting for the years ended 31 March 2012, 2011 and 2010, and the review of interim financial statements for the six month periods ended 30 September 2011, 2010 and 2009 respectively.

(ii)	Audit related fees comprise assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not disclosed under audit fees above.

(iii)	Tax fees include amounts charged for tax compliance, tax advice and tax planning.

(iv)	All other fees include amounts relating to assurance provided on transformation initiatives and sundry services, all of which have been subject to prior approval by the Audit Committee.

Subject to the Company’s Articles of Association and the Companies Act 2006, the Audit Committee is solely and directly responsible for the approval of the appointment, reappointment, compensation and oversight of the Company’s independent auditors. It is our policy that the Audit Committee must approve in advance all non-audit work to be performed by the independent auditors.

All of the above services were pre approved by the Audit Committee.

128      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

3. Exceptional items, remeasurements and stranded cost recoveries

	2012 £m	2011 £m	2010 £m
Included within operating profit:
Exceptional items:
Restructuring costs(1)	(101)	(89)	(149)
Environmental charges(2)	(55)	(128)	(63)
Net gain on disposal of businesses(3)	97	15	11
Impairment charges and related costs(4)	(64)	(133)	–
Other(5)	1	(15)	(67)
	(122)	(350)	(268)
Remeasurements – commodity contracts(6)	(94)	147	71
Stranded cost recoveries(7)	260	348	369
	44	145	172
Included within interest income and similar income:
Exceptional items:
Interest credit on tax settlement(8)	–	43	–
Included within finance costs:
Exceptional items:
Debt redemption costs(9)		(73)	(33)
Remeasurements:
Commodity contracts(6)	–	–	(1)
Net (losses)/gains on derivative financial instruments(10)	(70)	36	81
	(70)	(37)	47
Total included within profit before tax	(26)	151	219
Included within taxation:
Exceptional credits/(charges) arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK tax rate(11)	242	226	–
Other(12,13)	–	59	(41)
Tax on exceptional items	54	79	72
Tax on remeasurements(6,10)	42	36	(134)
Tax on stranded cost recoveries	(104)	(139)	(148)
	234	261	(251)

Total exceptional items, remeasurements and stranded cost recoveries after tax	208	412	(32)

Analysis of total exceptional items, remeasurements and stranded cost recoveries after tax:
Exceptional items after tax	174	(16)	(270)
Remeasurements after tax	(122)	219	17
Stranded cost recoveries after tax	156	209	221
Total	208	412	(32)

(1)	Restructuring costs for the year include:

–	costs related to the restructuring of our US operations of £58m (2011: £10m; 2010: £nil), which includes a severance provision and a pension and other post-retirement benefits curtailment loss (2011: curtailment gain);

–	transformation related initiatives of £54m (2011: £103m; 2010: £78m); and

–	credit of £11m (2011: £39m; 2010: £nil) for the release of restructuring provisions in the UK recognised in prior years.

Restructuring costs in 2011 also included a charge of £15m (2010: £30m) related to the integration of KeySpan. Restructuring costs in 2010 included a charge of £41m for the restructuring of our UK LNG storage facilities.

(2)	Environmental charges include £55m (2011: £58m; 2010: £21m) and £nil (2011: £70m; 2010: £42m) related to specific exposures in the US and UK respectively. Costs incurred with respect to US environmental provisions are substantially recoverable from customers.

Annual Report and Accounts 2011/12 National Grid plc      129

Financial Statements

Notes to the consolidated financial statements continued

3. Exceptional items, remeasurements and stranded cost recoveries continued

(3)	During the year, we recognised a gain on disposal of £56m for the sale of Seneca-Upshur our oil and gas exploration business in West Virginia and Pennsylvania; a gain of £16m for the sale of OnStream our non-regulated metering business in the UK; and gains of £25m in relation to disposals of businesses in prior years, representing the release of various unutilised provisions. During the year ended 31 March 2011, we sold three subsidiaries and an associate resulting in a gain of £15m. During the year ended 31 March 2010 there was a gain of £5m on the sale of an associate and the release of various unutilised provisions amounting to £6m originally recorded on the sale of a subsidiary in 2008.

(4)	The charge for the current year represents an impairment of £64m of intangibles (originally recognised on the acquisition of KeySpan) related to our LIPA management services agreement contract, following the announcement on 15 December 2011 that the current contract would not be renewed after 31 December 2013. During the year ended 31 March 2011, impairment charges and related costs included a charge of £49m related to our investment in Blue-NG; an impairment charge of £34m against the goodwill related to our US companies in New Hampshire following our proposed sale of these businesses; and a charge of £50m related to our US generation assets for impairment and associated decommissioning.

(5)	Other exceptional charges for the year include an amortisation charge of £5m (2011: £7m; 2010: £6m) in relation to acquisition-related intangibles offset by a release of £6m of unutilised provisions in our metering business, originally recognised during the year ended 31 March 2010. The charge for the year ended 31 March 2011 included an £8m penalty levied by Ofgem on our UK Gas Distribution business. The year ended 31 March 2010 also included an impairment charge of £11m in relation to acquisition-related intangibles, a charge of £9m relating to US healthcare costs arising from legislative changes, and £41m related to a fine of £15m levied by the Gas and Electricity Markets Authority together with associated costs and provisions against receivables and other balance sheet items.

(6)	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred. These movements are comprised of those affecting operating profit which are based on the change in the commodity contract liability and those recorded in finance costs as a result of the time value of money.

(7)	Stranded cost recoveries include the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990s. The recovery of these stranded costs is now substantially completed and we do not expect to separately report income from stranded cost recoveries from 1 April 2012 onwards. Stranded cost recoveries on a pre-tax basis consist of revenue of £279m (2011: £355m; 2010: £376m) and operating costs of £19m (2011: £7m; 2010: £7m).

(8)	During the year ended 31 March 2011, we reached agreement with the US tax authorities on the settlement of pre-acquisition tax liabilities which resulted in the repayment of tax and interest accruing.

(9)	Debt redemption costs in the year ended 31 March 2011 represent costs arising from our debt repurchase programme following the rights issue on 14 June 2010. Debt redemption costs in the year ended 31 March 2010 represented costs relating to the early redemption of a significant loan.

(10)	Remeasurements – net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax credit in the year includes a credit of £1m (2011: £104m credit; 2010: £78m charge) in respect of prior years.

(11)	The exceptional tax credit arises from a reduction in the UK corporation tax rate from 26% to 24% (2011: 28% to 26%) included in the Finance Bill 2012 and has statutory effect under the Provisional Collection of Taxes Act 1968 and applicable from 1 April 2012. This results in a reduction in deferred tax liabilities.

(12)	The exceptional tax charge of £41m in the year ended 31 March 2010 arose from a change in US tax legislation under the Patient Protection and Affordable Care Act.

(13)	The exceptional tax credit for the year ended 31 March 2011 primarily arose from a settlement of pre-acquisition tax liabilities with the US tax authorities.

130      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

4. Finance income and costs

	2012 £m	2011 £m	2010 £m
Interest income and similar income
Expected return on pension and other post-retirement benefit plan assets	1,273	1,256	981
Interest income on financial instruments:
Bank deposits and other financial assets	19	22	18
Gains on disposal of available-for-sale investments	9	3	6
Interest income and similar income before exceptional items	1,301	1,281	1,005
Exceptional items
Exceptional interest credit on tax settlement	–	43	–
Interest income and similar income	1,301	1,324	1,005
Interest expense and other finance costs
Interest on pension and other post-retirement benefit plan obligations	(1,203)	(1,231)	(1,193)
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts	(84)	(85)	(80)
Other borrowings	(1,105)	(1,184)	(938)
Derivatives	122	84	22
Unwinding of discounts on provisions	(72)	(128)	(70)
Less: interest capitalised (i)	124	129	99
Interest expense and other finance costs before exceptional items and remeasurements	(2,218)	(2,415)	(2,160)
Exceptional items
Exceptional debt redemption costs	–	(73)	(33)
Remeasurements
Net (losses)/gains on derivative financial instruments included in remeasurements (ii):
Ineffectiveness on derivatives designated as:
Fair value hedges (iii)	9	40	67
Cash flow hedges	14	9	(5)
Net investment hedges	(15)	7	(19)
Net investment hedges – undesignated forward rate risk	39	(16)	51
Derivatives not designated as hedges or ineligible for hedge accounting	(117)	(4)	(13)
Financial element of remeasurements on commodity contracts	–	–	(1)
	(70)	36	80
Exceptional items and remeasurements included within interest expense	(70)	(37)	47

Interest expense and other finance costs	(2,288)	(2,452)	(2,113)

Net finance costs	(987)	(1,128)	(1,108)

(i)	Interest on funding attributable to assets in the course of construction was capitalised during the year at a rate of 5.2% (2011: 5.3%; 2010: 2.8%).

(ii)	Includes a net foreign exchange gain on financing activities of £280m (2011: £173m; 2010: £334m) offset by foreign exchange gains and losses on derivative financial instruments measured at fair value.

(iii)	Includes a net gain on instruments designated as fair value hedges of £233m (2011: £86m gain; 2010: £90m loss) offset by a net loss of £224m (2011: £46m loss; 2010: £157m gain) arising from fair value adjustments to the carrying value of debt.

Annual Report and Accounts 2011/12 National Grid plc      131

Financial Statements

Notes to the consolidated financial statements continued

5. Taxation

Tax charged/(credited) to the income statement

	2012 £m	2011 £m	2010 £m
Tax before exceptional items, remeasurements and stranded cost recoveries	755	722	553
Exceptional tax on items not included in profit before tax (see note 3)	(242)	(285)	41
Tax on other exceptional items, remeasurements and stranded cost recoveries	8	24	210
Tax on total exceptional items, remeasurements and stranded cost recoveries (see note 3)	(234)	(261)	251
Total tax charge	521	461	804

Taxation as a percentage of profit before tax

	2012%	2011%	2010%
Before exceptional items, remeasurements and stranded cost recoveries	29.2	29.2	28.0
After exceptional items, remeasurements and stranded cost recoveries	20.4	17.6	36.7

The tax charge for the year can be analysed as follows:

	2012 £m	2011 £m	2010 £m
United Kingdom
Corporation tax at 26% (2011: 28%; 2010: 28%)	186	168	197
Corporation tax adjustment in respect of prior years	(5)	(161)	(31)
Deferred tax	12	53	259
Deferred tax adjustment in respect of prior years	(18)	(43)	(5)
	175	17	420
Overseas
Corporate tax	98	105	74
Corporate tax adjustment in respect of prior years	(144)	(2)	(364)
Deferred tax	225	393	279
Deferred tax adjustment in respect of prior years	167	(52)	395
	346	444	384
Total tax charge	521	461	804

Adjustments in respect of prior years include £nil for corporation tax (2011: £207m credit; 2010: £76m charge) and a £1m deferred tax credit (2011: £44m charge; 2010: £1m charge) that relate to exceptional items, remeasurements and stranded cost recoveries.

Tax (credited)/charged to other comprehensive income and equity

	2012 £m	2011 £m	2010 £m
Corporation tax
Share-based payments	(3)	(1)	(3)
Deferred tax
Share of other comprehensive income of joint ventures and associates	–	(2)	4
Available-for-sale investments	2	1	5
Cash flow hedges	(2)	2	(9)
Share-based payments	–	(4)	–
Actuarial (losses)/gains (i)	(403)	181	(175)
	(406)	177	(178)
Total tax recognised in the statement of comprehensive income	(403)	182	(175)
Total tax relating to share-based payments recognised directly in equity	(3)	(5)	(3)
	(406)	177	(178)

(i)	2010 includes a £42m charge relating to a change in US tax legislation under the Patient Protection and Affordable Care Act.

132      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

5. Taxation continued

The tax charge for the year after exceptional items, remeasurements and stranded cost recoveries is lower than (2011: lower; 2010: higher) the standard rate of corporation tax in the UK of 26% (2011: 28%; 2010: 28%):

	Before exceptional items, remeasurements and stranded cost recoveries 2012 £m	After exceptional items, remeasurements and stranded cost recoveries 2012 £m	Before exceptional items, remeasurements and stranded cost recoveries 2011 £m	After exceptional items, remeasurements and stranded cost recoveries 2011 £m	Before exceptional items, remeasurements and stranded cost recoveries 2010 £m	After exceptional items, remeasurements and stranded cost recoveries 2010 £m
Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2,585	2,585	2,473	2,473	1,974	1,974
Exceptional items, remeasurements and stranded cost recoveries	–	(26)	–	151	–	219
Profit before tax	2,585	2,559	2,473	2,624	1,974	2,193
Profit before tax multiplied by UK corporation tax rate of 26% (2011: 28%; 2010: 28%)	672	665	692	735	553	614
Effects of:
Adjustments in respect of prior years	1	–	(95)	(258)	(82)	(5)
Expenses not deductible for tax purposes	36	55	42	204	62	237
Non-taxable income	(19)	(30)	5	(136)	(6)	(131)
Adjustment in respect of foreign tax rates	75	75	74	120	37	77
Impact of share-based payments	1	1	1	1	–	–
Deferred tax impact of change in UK tax rate	–	(242)	–	(226)	–	–
Other	(11)	(3)	3	21	(11)	12
Total tax	755	521	722	461	553	804

	%	%	%	%	%	%
Effective tax rate	29.2	20.4	29.2	17.6	28.0	36.7

Factors that may affect future tax charges

A reduction in the UK corporation tax rate to 24% from 1 April 2012 was announced in the 2012 UK Budget Report. This has been substantively enacted and deferred tax balances have been calculated at this rate.

Other changes such as the proposed reduction in the UK corporation tax rate to 23% from April 2013, with a further 1 % reduction in the following year will result in a UK corporation tax rate of 22% from April 2014. These changes have not been substantively enacted as at the balance sheet date and have therefore not been reflected in these financial statements.

The process for reforming the UK's rules for taxing controlled foreign companies completed with the issue of draft legislation in the UK Finance Bill 2012. We do not expect any material adverse impact of this legislation on our holdings in foreign operations.

Annual Report and Accounts 2011/12 National Grid plc      133

Financial Statements

Notes to the consolidated financial statements continued

6. Earnings per share

Adjusted earnings per share, excluding exceptional items, remeasurements and stranded cost recoveries, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items, remeasurements and stranded cost recoveries, see note 3.

(a) Basic earnings per share

	Earnings 2012 £m	Earnings per share 2012 pence	Earnings 2011 £m	Earnings per share 2011* pence	Earnings 2010 £m	Earnings per share 2010* pence
Adjusted earnings	1,828	51.3	1,747	50.9	1,418	48.6
Exceptional items after tax	174	4.9	(16)	(0.5)	(270)	(9.3)
Remeasurements after tax	(122)	(3.4)	219	6.4	17	0.6
Stranded cost recoveries after tax	156	4.3	209	6.1	221	7.6
Earnings	2,036	57.1	2,159	62.9	1,386	47.5

		2012 millions		2011 millions		2010 millions
Weighted average number of shares – basic*		3,565		3,431		2,917

*Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends

(b) Diluted earnings per share

	per share0	per share0	per share0	per share0	per share0	per share0
	Earnings 2012 £m	Earnings per share 2012 pence	Earnings 2011 £m	Earnings per share 2011* pence	Earnings 2010 £m	Earnings per share 2010* pence
Adjusted diluted earnings	1,828	51.0	1,747	50.6	1,418	48.3
Exceptional items after tax	174	4.9	(16)	(0.5)	(270)	(9.2)
Remeasurements after tax	(122)	(3.4)	219	6.3	17	0.6
Stranded cost recoveries after tax	156	4.3	209	6.1	221	7.6
Diluted earnings	2,036	56.8	2,159	62.5	1,386	47.3

		2012 millions		2011 millions		2010 millions
Weighted average number of shares – diluted*		3,584		3,450		2,930

*Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends

(c) Reconciliation of basic to diluted average number of shares

	per share	per share	per share	per share	per share	per share
		2012 millions		2011 millions		2010 millions
Weighted average number of ordinary shares – basic		3,565		3,431		2,917
Effect of dilutive potential ordinary shares – employee share plans		19		19		13
Weighted average number of ordinary shares – diluted		3,584		3,450		2,930

134      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

7. Dividends

The following table shows the actual dividends paid to equity shareholders:

	2012 pence per share	2012 Total £m	2012 settled via scrip £m	2011 pence per share	2011 Total £m	2011 settled via scrip £m	2010 pence per share	2010 Total £m	2010 settled via scrip £m
Interim – year ended 31 March 2012	13.93	496	34	–	–	–	–	–	–
Final – year ended 31 March 2011	23.47	823	279	–	–	–	–	–	–
Interim – year ended 31 March 2011	–	–	–	12.90	451	65	–	–	–
Final – year ended 31 March 2010	–	–	–	24.84	613	141	–	–	–
Interim – year ended 31 March 2010	–	–	–	–	–	–	13.65	336	68
Final – year ended 31 March 2009	–	–	–	–	–	–	23.00	557	137
	37.40	1,319	313	37.74	1,064	206	36.65	893	205

The Directors are proposing a final dividend for 2012 of 25.35p per share that will absorb approximately £905m of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 15 August 2012 to shareholders who are on the register of members at 1 June 2012 and a scrip dividend will be offered as an alternative, subject to shareholders’ approval at the Annual General Meeting.

8. Goodwill

Total £m
Cost at 1 April 2010	5,102
Exchange adjustments	(280)
Impairment of goodwill on businesses reclassified as held for sale (i)	(34)
Reclassified as held for sale (i)	(12)
Cost at 31 March 2011	4,776
Exchange adjustments	22
Reclassified as held for sale (i)	(22)
Cost at 31 March 2012	4,776
Net book value at 31 March 2012	4,776
Net book value at 31 March 2011	4,776

(i)	Relates to our New Hampshire businesses which have been classified as held for sale (notes 3 and 18).

With effect from 4 April 2011, a new operating model was introduced, which aligns more closely with local responsibilities. As a consequence, cash-generating units have been reviewed and revised. The amounts disclosed above as at 31 March 2012 include balances relating to the following jurisdictions: New York £2,752m (2011: £2,752m); Massachusetts £1,028m (2011: £1,028m); Rhode Island £383m (2011: £383m) and Federal £613m (2011: £613m).

Goodwill is reviewed annually for impairment and the recoverability of goodwill at 31 March 2012 has been assessed by comparing the carrying amount of our operations described above (our cash-generating units) with the expected recoverable amount on a value-in-use basis. In each assessment the value-in-use has been calculated based on five year plan projections that incorporate our best estimates of future cash flows, customer rates, costs, future prices and growth. Such projections reflect our current regulatory rate plans taking into account regulatory arrangements to allow for future rate plan filings and recovery of investment. Our plans have proved to be reliable guides in the past and the Directors believe the estimates are appropriate.

The future growth rate used to extrapolate projections beyond five years has been reduced to 2.25% (2011: 2.4%). The growth rate has been determined having regard to data on projected growth in US real gross domestic product. Based on our business’ place in the underlying US economy, it is appropriate for the terminal growth rate to be based upon the overall growth in real GDP and, given the nature of our operations, to extend over a long period of time. Cash flow projections have been discounted to reflect the time value of money, using an effective pre-tax discount rate of 9% (2011: 10%). The discount rate represents the estimated weighted average cost of capital of these operations.

While it is possible that a key assumption in the calculation could change, the Directors believe that no reasonably foreseeable change would result in an impairment of goodwill, in view of the long-term nature of the key assumptions and the margin by which the estimated fair value exceeds the carrying amount.

Annual Report and Accounts 2011/12 National Grid plc      135

Financial Statements

Notes to the consolidated financial statements continued

9. Other intangible assets

	Software £m	Acquisition- related £m	Other £m	Total £m
Cost at 1 April 2010	624	122	18	764
Exchange adjustments	(13)	(7)	–	(20)
Additions	176	–	–	176
Reclassified as held for sale	(4)	–	–	(4)
Other reclassifications and disposals (i)	17	–	(14)	3
Cost at 31 March 2011	800	115	4	919
Exchange adjustments	1	1	–	2
Additions	203	–	–	203
Disposals	(105)	–	(4)	(109)
Cost at 31 March 2012	899	116	–	1,015
Amortisation at 1 April 2010	(334)	(27)	(14)	(375)
Exchange adjustments	4	3	–	7
Amortisation charge for the year	(62)	(7)	(1)	(70)
Reclassified as held for sale	3	–	–	3
Other reclassifications and disposals (i)	6	–	11	17
Amortisation at 31 March 2011	(383)	(31)	(4)	(418)
Exchange adjustments	(1)	–	–	(1)
Amortisation charge for the year	(74)	(5)	–	(79)
Impairment charge for the year (note 3)	–	(64)	–	(64)
Disposals	89	–	4	93
Reclassifications (i)	16	(16)	–	–
Amortisation at 31 March 2012	(353)	(116)	–	(469)
Net book value at 31 March 2012	546	–	–	546
Net book value at 31 March 2011	417	84	–	501

(i)	Primarily represents reclassifications between property, plant and equipment, trade and other receivables and between categories.

136      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

10. Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2010	1,572	39,230	2,541	1,026	44,369
Exchange adjustments	(56)	(812)	(30)	(2)	(900)
Additions	123	888	2,194	87	3,292
Disposals	(22)	(305)	–	(25)	(352)
Reclassified as held for sale	(5)	(278)	(3)	(1)	(287)
Reclassifications (i)	146	2,175	(2,285)	(33)	3
Cost at 31 March 2011	1,758	40,898	2,417	1,052	46,125
Exchange adjustments	5	66	2	–	73
Additions	161	757	2,170	84	3,172
Disposals	(8)	(294)	(4)	(612)	(918)
Reclassified as held for sale	(3)	11	–	(3)	5
Reclassifications between categories	100	1,261	(1,610)	249	–
Cost at 31 March 2012	2,013	42,699	2,975	770	48,457
Depreciation at 1 April 2010	(283)	(12,624)	(2)	(605)	(13,514)
Exchange adjustments	7	218	–	–	225
Depreciation charge for the year (ii)	(39)	(1,072)	–	(89)	(1,200)
Impairment charge for the year (iii)	–	(20)	–	–	(20)
Disposals	9	228	–	19	256
Reclassified as held for sale	5	78	–	1	84
Reclassifications (i)	(108)	92	–	16	–
Depreciation at 31 March 2011	(409)	(13,100)	(2)	(658)	(14,169)
Exchange adjustments	(1)	(18)	–	–	(19)
Depreciation charge for the year (ii)	(54)	(1,056)	–	(102)	(1,212)
Impairment charge for the year (iv)	–	(15)	–	–	(15)
Disposals	8	257	–	374	639
Reclassified as held for sale	–	18	–	2	20
Reclassifications between categories	20	110	–	(130)	–
Depreciation at 31 March 2012	(436)	(13,804)	(2)	(514)	(14,756)
Net book value at 31 March 2012	1,577	28,895	2,973	256	33,701
Net book value at 31 March 2011	1,349	27,798	2,415	394	31,956

(i)	Primarily represents reclassifications between categories, other intangible assets, trade and other receivables and other payables.

(ii)	Includes amounts in respect of capitalised depreciation of £19m (2011: £18m).

(iii)	Relates to write-down of certain of our US generation assets.

(iv)	Relates to impairment of LNG assets.

	2012 £m	2011 £m
Information in relation to property, plant and equipment
Capitalised interest included within cost	1,148	1,023
Net book value of assets held under finance leases	207	199
Additions to assets held under finance leases	36	68
Contributions to cost of property, plant and equipment included within:
Trade and other payables	43	40
Non-current liabilities	1,467	1,476

Annual Report and Accounts 2011/12 National Grid plc      137

Financial Statements

Notes to the consolidated financial statements continued

11. Other non-current assets

	2012 £m	2011 £m
Commodity contract assets	36	94
Other receivables	54	37
Prepayments	5	4
	95	135

There is no material difference between the fair value and the carrying value of other non-current assets.

12. Financial and other investments

	2012 £m	2011 £m
Non-current
Available-for-sale investments	251	237
Investments in joint ventures and associates (note 13)	341	356
	592	593
Current
Available-for-sale investments	1,675	2,776
Loans and receivables	716	163
	2,391	2,939
Total financial and other investments	2,983	3,532
Financial and other investments include the following:
Investments in short-term money funds	1,351	2,498
Managed investments in equity and bonds (i)	441	388
Investment in joint ventures and associates (note 13)	341	356
Cash surrender value of life insurance policies	130	127
Other investments	4	2
Restricted cash balances (ii)	716	161
	2,983	3,532

(i)	Includes £286m (2011: £282m) of current investments which are held by insurance captives and are therefore restricted.

(ii)	Principally comprises collateral placed with counterparties with whom we have entered into a credit support annex to the ISDA Master Agreement £461m (2011: £54m), and pension scheme deficit contributions £146m (2011: £nil).

Available-for-sale investments are recorded at fair value. Due to their short maturities the carrying value of loans and receivables approximates their fair value. The maximum exposure to credit risk at the reporting date is the fair value of the financial investments. For further information on our treasury related credit risk, refer to note 32(c). None of the financial investments are past due or impaired.

13. Investments in joint ventures and associates

	2012 £m	2011 £m
Share of net assets at 1 April	356	250
Exchange adjustments	(15)	5
Additions	13	135
Share of retained profit for the year	7	7
Dividends received	(26)	(9)
Share of other comprehensive income	–	(7)
Impairment charge (note 3)	–	(29)
Other movements	6	4
Share of net assets at 31 March	341	356

A list of principal joint ventures and associates is provided in note 36.

138      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

14. Derivative financial instruments

Our use of derivatives may entail a derivative transaction qualifying for one or more hedge type designations under IAS 39. For further information and a detailed description of our derivative financial instruments and hedge type designations, refer to note 31. The fair value amounts by designated hedge type can be analysed as follows:

	2012			2011
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Fair value hedges
Interest rate swaps	230	–	230	99	(9)	90
Cross-currency interest rate swaps	409	(12)	397	450	(4)	446
	639	(12)	627	549	(13)	536
Cash flow hedges
Interest rate swaps*	–	(87)	(87)	3	(41)	(38)
Cross-currency interest rate swaps	448	(57)	391	685	(28)	657
Foreign exchange forward contracts	–	(5)	(5)	2	(1)	1
Inflation linked swaps*	2	(18)	(16)	3	(9)	(6)
	450	(167)	283	693	(79)	614
Net investment hedges
Cross-currency interest rate swaps	149	(214)	(65)	179	(329)	(150)
Foreign exchange forward contracts	50	–	50	26	(4)	22
	199	(214)	(15)	205	(333)	(128)
Derivatives not in a formal hedge relationship
Interest rate swaps*	754	(710)	44	339	(230)	109
Cross-currency interest rate swaps*	33	(16)	17	21	(4)	17
Foreign exchange forward contracts	14	–	14	19	(4)	15
Forward rate agreements	–	(5)	(5)	–	(20)	(20)
Inflation linked swaps*	37	(297)	(260)	29	(28)	1
	838	(1,028)	(190)	408	(286)	122
	2,126	(1,421)	705	1,855	(711)	1,144
Hedge positions offset within derivative instruments	10	(10)	–	(117)	117	–
Total	2,136	(1,431)	705	1,738	(594)	1,144

*Inflation linked swaps have been separately presented in the current year, comparatives have been adjusted accordingly

The maturity of derivative financial instruments is as follows:

	2012			2011
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Less than 1 year	317	(162)	155	468	(190)	278
Current	317	(162)	155	468	(190)	278
In 1-2 years	109	(74)	35	129	(45)	84
In 2-3 years	92	(60)	32	167	(37)	130
In 3-4 years	84	(30)	54	96	(28)	68
In 4-5 years	116	(132)	(16)	66	(2)	64
More than 5 years	1,418	(973)	445	812	(292)	520
Non-current	1,819	(1,269)	550	1,270	(404)	866
	2,136	(1,431)	705	1,738	(594)	1,144

Annual Report and Accounts 2011/12 National Grid plc      139

Financial Statements

Notes to the consolidated financial statements continued

14. Derivative financial instruments continued

For each class of derivative the notional contract* amounts are as follows:

	2012 £m	2011 £m
Interest rate swaps**	(17,342)	(18,647)
Cross-currency interest rate swaps**	(6,305)	(7,265)
Foreign exchange forward contracts	(4,636)	(4,028)
Forward rate agreements	(4,223)	(13,752)
Inflation linked swaps**	(1,379)	(890)
Other	–	(314)
Total	(33,885)	(44,896)

*	The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the balance sheet date

**	Inflation linked swaps have been separately presented in the current year, comparatives have been adjusted accordingly

15. Inventories and current intangible assets

	2012 £m	2011 £m
Fuel stocks	191	114
Raw materials and consumables	143	152
Work in progress	13	12
Current intangible assets – emission allowances	29	42
	376	320

A provision for obsolescence of £28m has been made against inventories as at 31 March 2012 (2011: £22m).

16. Trade and other receivables

	2012 £m	2011 £m
Trade receivables	933	1,163
Prepayments and accrued income	963	999
Commodity contract assets	35	16
Other receivables	40	34
	1,971	2,212

Trade receivables are non interest-bearing and generally have a 30-90 day term. Due to their short maturities, the fair value of trade and other receivables approximates their book value. Commodity contract assets are recorded at fair value. All other receivables are recorded at amortised cost.

Provision for impairment of receivables

	2012 £m	2011 £m
At 1 April	283	311
Exchange adjustments	1	(16)
Charge for the year, net of recoveries	103	112
Uncollectible amounts written off against receivables	(117)	(124)
At 31 March	270	283

Trade receivables past due but not impaired

	2012 £m	2011 £m
Up to 3 months past due	171	136
3 to 6 months past due	53	34
Over 6 months past due	4	74
	228	244

For further information on our wholesale and retail credit risk, refer to note 32(c). For further information on our commodity risk, refer to note 33.

140      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

17. Cash and cash equivalents

	2012 £m	2011 £m
Cash at bank	60	94
Short-term deposits	272	290
Cash and cash equivalents excluding bank overdrafts	332	384
Bank overdrafts	(33)	(42)
Net cash and cash equivalents	299	342

The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair values.

Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for periods varying between one day and three months, depending on the immediate cash requirements, and earn interest at the respective short-term deposit rates. Net cash and cash equivalents held in currencies other than sterling have been converted into sterling at year-end exchange rates. For further information on currency exposures, refer to note 32(a)(i).

At 31 March 2012, £29m (2011: £50m) of cash and cash equivalents were restricted. This primarily relates to cash held in insurance captive companies.

18. Businesses classified as held for sale

During the year ended 31 March 2011, our EnergyNorth gas business and Granite State electricity business in New Hampshire were reclassified as businesses held for sale in the expectation that they would be disposed of during the year ended 31 March 2012. We are continuing to work with the NHPUC to obtain regulatory approval to complete the disposals. We expect to receive these approvals and to be able to complete the disposals. We therefore continue to report the businesses as held for sale.

During the year ended 31 March 2012, the amounts classified as held for sale have been reviewed and adjusted accordingly.

The following table shows the assets and liabilities related to businesses held for sale at 31 March 2012.

The results of these businesses have not been separately disclosed from those of continuing operations as they do not constitute a separate major line of business or geographical area of National Grid's operations.

	2012 £m	2011 £m
Goodwill	34	12
Other intangible assets	1	1
Property, plant and equipment	192	203
Other receivables	3	40
Non-current assets	230	256
Inventories	7	5
Trade and other receivables	25	29
Financial investments	2	–
Current assets	34	34
Assets of businesses held for sale	264	290

Trade and other payables	(15)	(17)
Current liabilities	(15)	(17)
Borrowings	(10)	(9)
Other non-current liabilities	(2)	(6)
Deferred tax liabilities	(9)	(29)
Pensions and other post-retirement benefit obligations	(14)	(9)
Provisions	(37)	(40)
Non-current liabilities	(72)	(93)
Liabilities of businesses held for sale	(87)	(110)

Annual Report and Accounts 2011/12 National Grid plc      141

Financial Statements

Notes to the consolidated financial statements continued

19. Borrowings

	2012 £m	2011 £m
Current
Bank loans	1,061	831
Bonds	1,356	1,595
Commercial paper	–	457
Finance leases	22	20
Other loans	20	7
Bank overdrafts	33	42
	2,492	2,952
Non-current
Bank loans	2,160	2,118
Bonds	18,012	17,787
Finance leases	185	182
Other loans	176	159
	20,533	20,246
Total	23,025	23,198

Total borrowings are repayable as follows:

	2012 £m	2011 £m
Less than 1 year	2,492	2,952
In 1-2 years	1,867	1,225
In 2-3 years	1,725	1,610
In 3-4 years	828	1,766
In 4-5 years	1,252	424
More than 5 years:
by instalments	77	77
other than by instalments	14,784	15,144
	23,025	23,198

The fair value of borrowings at 31 March 2012 was £25,217m (2011: £24,182m). Market values, where available, have been used to determine fair value. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2012 was £22,618m (2011: £23,035m).

The assets of the Colonial Gas Company and the Niagara Mohawk Power Corporation and certain gas distribution assets of the Narragansett Electric Company are subject to liens and other charges and are provided as collateral over borrowings totalling £487m at 31 March 2012 (2011: £486m).

Collateral is placed with or received from any counterparty where we have entered into a credit support annex to the ISDA Master Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £655m (2011: £551m) in respect of cash received under collateral agreements.

For further details of our bonds in issue and borrowing facilities, refer to note 34.

Finance lease obligations

	2012 £m	2011 £m
Gross finance lease liabilities are repayable as follows:
Less than 1 year	22	20
1-5 years	125	123
More than 5 years	100	105
	247	248
Less: finance charges allocated to future periods	(40)	(46)
	207	202
The present value of finance lease liabilities is as follows:
Less than 1 year	22	20
1-5 years	109	104
More than 5 years	76	78
	207	202

142      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

20. Trade and other payables

	2012 £m	2011 £m
Trade payables	1,530	1,720
Deferred income	305	261
Commodity contract liabilities	149	118
Social security and other taxes	107	129
Other payables	594	600
	2,685	2,828

Due to their short maturities, the fair value of trade and other payables approximates their book value. Commodity contract liabilities are recorded at fair value. All other trade and other payables are recorded at amortised cost.

21. Other non-current liabilities

	2012 £m	2011 £m
Deferred income	1,557	1,564
Commodity contract liabilities	111	101
Other payables	253	279
	1,921	1,944

Commodity contract liabilities are recorded at fair value. All other non-current liabilities are recorded at amortised cost. There is no material difference between the fair value and the carrying value of other non-current liabilities.

Annual Report and Accounts 2011/12 National Grid plc      143

Financial Statements

Notes to the consolidated financial statements continued

22. Deferred tax assets and liabilities

The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:

Deferred tax (assets)/liabilities

	Accelerated tax depreciation £m	Share- based payments £m	Pensions and other post- retirement benefits £m	Financial instruments £m	Other net temporary differences £m	Total £m
Deferred tax assets at 31 March 2010	(2)	(12)	(1,235)	(103)	(657)	(2,009)
Deferred tax liabilities at 31 March 2010	5,089	–	90	12	142	5,333
At 1 April 2010	5,087	(12)	(1,145)	(91)	(515)	3,324
Exchange adjustments	(122)	–	49	4	29	(40)
Charged/(credited) to income statement	251	(2)	137	32	(67)	351
(Credited)/charged to equity	–	(4)	181	1	–	178
Reclassified as held for sale	(31)	–	5	–	(3)	(29)
Other	(1)	–	2	–	(19)	(18)
At 31 March 2011	5,184	(18)	(771)	(54)	(575)	3,766
Deferred tax assets at 31 March 2011	(2)	(18)	(882)	(60)	(706)	(1,668)
Deferred tax liabilities at 31 March 2011	5,186	–	111	6	131	5,434
At 1 April 2011	5,184	(18)	(771)	(54)	(575)	3,766
Exchange adjustments	10	–	(3)	(1)	(4)	2
Charged/(credited) to income statement	307	–	128	(34)	(20)	381
Credited to equity	–	–	(403)	–	–	(403)
Disposals	(28)	–	–	–	–	(28)
Reclassified as held for sale	10	–	1	–	14	25
Other	–	–	3	–	(8)	(5)
At 31 March 2012	5,483	(18)	(1,045)	(89)	(593)	3,738
Deferred tax assets at 31 March 2012	(1)	(18)	(1,173)	(98)	(702)	(1,992)
Deferred tax liabilities at 31 March 2012	5,484	–	128	9	109	5,730
	5,483	(18)	(1,045)	(89)	(593)	3,738

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The following is an analysis of the deferred tax balances (after offset) for balance sheet purposes:

	2012 £m	2011 £m
Deferred tax liabilities	3,738	3,766
Deferred tax assets	–	–
	3,738	3,766

At the balance sheet date there were no material current deferred tax assets or liabilities (2011: £nil).

Deferred tax assets in respect of capital losses, trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The deferred tax assets not recognised are as follows:

	2012 £m	2011 £m
Capital losses	353	368
Non-trade deficits	2	2
Trading losses	7	7

The capital losses and non-trade deficits arise in the UK and are available to carry forward indefinitely. However, the capital losses can only be offset against specific types of future capital gains and non-trade deficits against specific future non-trade profits. The trading losses arise in the UK and the US and are also available to carry forward indefinitely.

The aggregate amount of temporary differences associated with the unremitted earnings of overseas subsidiaries and joint ventures for which deferred tax liabilities have not been recognised at the balance sheet date is approximately £1,729m (2011: £1,837m). No liability is recognised in respect of the differences because the Company and its subsidiaries are in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. In addition, as a result of a change in UK tax legislation which largely exempts overseas dividends received on or after 1 July 2009 from UK tax, the temporary differences are unlikely to lead to additional tax.

144      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

23. Pensions and other post-retirement benefits

Substantially all National Grid's employees are members of either defined benefit or defined contribution pension plans.

In the UK the principal schemes are the National Grid UK Pension Scheme and the National Grid Electricity Group of the Electricity Supply Pension Scheme. In the US we have a number of plans and also provide healthcare and life insurance benefits to eligible retired US employees. The fair value of plan assets and present value of defined benefit obligations are updated annually. For further details of each scheme/plan's terms and the actuarial assumptions used to value the associated assets and obligations, see note 30.

Amounts recognised in the income statement and statement of other comprehensive income

	Pensions			US other post-retirement benefits
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
Included within payroll costs
Defined contribution scheme costs	13	11	7	–	–	–
Defined benefit scheme costs:
Current service cost	159	165	112	37	37	26
Past service cost	2	28	19	6	3	6
Curtailment loss/(gain) on redundancies	13	(4)	(7)	23	(29)	–
Special termination benefits on redundancies	19	6	26	–	–	–
Curtailment cost – augmentations	2	2	4	–	–	–
US healthcare reform cost	–	–	–	–	–	9
	208	208	161	66	11	41

(Profit)/loss on sale of subsidiary undertaking	(6)	2	–	–	–	–

Interest cost	1,063	1,084	1,050	140	147	143
Expected return on plan assets	(1,189)	(1,185)	(931)	(84)	(71)	(50)
	(126)	(101)	119	56	76	93

Included within other comprehensive income
Actuarial net (loss)/gain during the year	(1,207)	483	(572)	(118)	88	(159)
Exchange differences	2	38	64	6	87	76
	(1,205)	521	(508)	(112)	175	(83)

Cumulative actuarial loss	(1,880)	(673)	(1,156)	(392)	(274)	(362)

Amounts recognised in the balance sheet
	Pensions			US other post-retirement benefits
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Present value of funded obligations	(21,143)	(19,255)	(19,372)	(2,630)	(2,458)	(2,602)
Fair value of plan assets	19,957	18,903	18,186	1,192	1,066	950
	(1,186)	(352)	(1,186)	(1,438)	(1,392)	(1,652)
Present value of unfunded obligations	(243)	(225)	(226)	–	–	–
Other post-employment liabilities	(5)	–	–	(66)	(62)	(62)
Unrecognised past service cost	2	4	–	3	9	28
Net liability in the balance sheet	(1,432)	(573)	(1,412)	(1,501)	(1,445)	(1,686)
Liabilities	(1,587)	(1,129)	(1,412)	(1,501)	(1,445)	(1,686)
Assets	155	556	–	–	–	–
Net liability	(1,432)	(573)	(1,412)	(1,501)	(1,445)	(1,686)

Annual Report and Accounts 2011/12 National Grid plc      145

Financial Statements

Notes to the consolidated financial statements continued

23. Pensions and other post-retirement benefits continued

	Pensions			US other post-retirement benefits
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Changes in the present value of the defined benefit obligations (including unfunded obligations)
Opening defined benefit obligations	(19,480)	(19,598)	(16,000)	(2,458)	(2,602)	(2,299)
Current service cost	(159)	(165)	(112)	(37)	(37)	(26)
Interest cost	(1,063)	(1,084)	(1,050)	(140)	(147)	(143)
Actuarial (losses)/gains	(1,673)	185	(3,563)	(83)	28	(360)
Curtailment (loss)/gain on redundancies	(13)	10	7	(23)	29	–
Transfers in/(out)	1	1	(3)	–	–	–
Special termination benefits	(13)	(17)	(26)	–	–	–
Curtailment cost – augmentations	(2)	(2)	(4)	–	–	–
Plan amendments	–	(28)	(19)	–	14	9
Plan amendments – US healthcare reform	–	–	–	–	–	(9)
Medicare subsidy received	–	–	–	(6)	(5)	(10)
Employee contributions	(3)	(3)	(10)	–	–	–
Benefits paid	1,035	985	1,008	127	117	132
Transferred to liabilities of businesses held for sale	3	7	–	2	2	–
Exchange adjustments	(19)	229	174	(12)	143	104
Closing defined benefit obligations	(21,386)	(19,480)	(19,598)	(2,630)	(2,458)	(2,602)
Changes in the fair value of plan assets
Opening fair value of plan assets	18,903	18,186	14,797	1,066	950	722
Expected return on plan assets	1,189	1,185	931	84	71	50
Actuarial gains/(losses)	466	298	2,991	(35)	60	201
Transfers (out)/in	(1)	(1)	3	–	–	–
Employer contributions	415	408	572	198	158	137
Employee contributions	3	3	10	–	–	–
Benefits paid	(1,035)	(985)	(1,008)	(127)	(117)	(132)
Exchange adjustments	17	(191)	(110)	6	(56)	(28)
Closing fair value of plan assets	19,957	18,903	18,186	1,192	1,066	950
Actual return on plan assets	1,655	1,483	3,922	49	131	251
Expected contributions to plans in the following year	353	353	353	248	200	148

146      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

24. Provisions

	Environ- mental £m	Decom- missioning £m	Restructuring £m	Emissions £m	Other £m	Total provisions £m
At 1 April 2010	1,076	97	105	22	410	1,710
Exchange adjustments	(46)	(5)	(1)	(1)	(16)	(69)
Additions	167	43	87	9	30	336
Unused amounts reversed	(12)	(7)	(39)	(6)	(6)	(70)
Reclassified as held for sale	(39)	(1)	–	–	–	(40)
Unwinding of discount	104	2	–	–	22	128
Utilised	(100)	(9)	(24)	–	(48)	(181)
At 31 March 2011	1,150	120	128	24	392	1,814
Exchange adjustments	4	1	–	–	1	6
Additions	58	1	39	7	14	119
Unused amounts reversed	(9)	–	(23)	(6)	(17)	(55)
Reclassified as held for sale	3	–	–	–	–	3
Unwinding of discount	53	1	–	–	18	72
Utilised	(101)	(11)	(74)	(2)	(40)	(228)
At 31 March 2012	1,158	112	70	23	368	1,731

					2012 £m	2011 £m
Current					282	353
Non-current					1,449	1,461
					1,731	1,814

Environmental provision

The environmental provision represents the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings, together with certain US sites that National Grid no longer owns. The environmental provision is as follows:

	2012		2011
	Discounted £m	Undiscounted £m	Discounted £m	Undiscounted £m	Real discount rate
UK sites (i)	306	423	339	503	2.0%
US sites (ii)	852	960	811	923	2.0%
	1,158	1,383	1,150	1,426

(i)	The remediation expenditure in the UK relates to old gas manufacturing sites and also to electricity transmission sites. Cash flows are expected to be incurred between 2012 and 2060. A number of uncertainties affect the calculation of the provision, including the impact of regulation, accuracy of the site surveys, unexpected contaminants, transportation costs, the impact of alternative technologies and changes in the discount rate. This provision incorporates our best estimate of the financial effect of these uncertainties, but future material changes in any of the assumptions could materially impact the calculation of the provision. The undiscounted amount is the undiscounted best estimate of the liability having regard to these uncertainties.

(ii)	The remediation expenditure in the US is expected to be incurred between 2012 and 2058. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK sites. However, unlike the UK, with the exception of immaterial amounts of such costs, this expenditure is expected to be largely recoverable from ratepayers under the terms of various rate agreements in the US.

Decommissioning provision

The decommissioning provision primarily represents the net present value of the estimated expenditure (discounted at a real rate of 3%) expected to be incurred until 2038 in respect of the decommissioning of certain nuclear generating units that National Grid no longer owns. It also includes £74m (2011: £73m) of expenditure relating to other asset retirement obligations expected to be incurred until 2058.

Restructuring provision

At 31 March 2012, £8m of the total restructuring provision (2011: £12m) consisted of provisions for the disposal of surplus leasehold interests and rates payable on surplus properties with expenditure expected to be incurred until 2018. The remainder of the restructuring provision, related to business reorganisation costs in the UK and the US, is expected to be incurred until 2013.

Annual Report and Accounts 2011/12 National Grid plc      147

Financial Statements

Notes to the consolidated financial statements continued

24. Provisions continued

Emissions provision

The provision for emission costs is expected to be settled using emission allowances granted.

Other provisions

Included within other provisions at 31 March 2012 are amounts provided in respect of onerous lease commitments of £178m (2011: £196m). Other provisions also included £141 m (2011: £118m) of estimated liabilities in respect of past events insured by insurance subsidiary undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date. Other provisions also included £3m (2011: £5m) in respect of the sales of four UK gas distribution networks relating to property transfer costs and £13m (2011: £20m) in respect of obligations associated with investments in joint ventures.

25. Share capital

	Allotted, called up and fully paid
Ordinary shares	millions	£m

At 1 April 2010	2,617	298
Rights issue	990	113
Issued during the year in lieu of dividends (i)	41	5

At 31 March 2011	3,648	416
Issued during the year in lieu of dividends (i)	53	6

At 31 March 2012	3,701	422

(i)	The issue of shares in lieu of dividends is considered to be a bonus issue under the terms of the Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

The share capital of the Company consists of ordinary shares of 11 17/43 pence nominal value each and American Depositary Shares. The ordinary and American Depositary Shares allow holders to receive dividends and vote at general meetings of the Company. The Company holds treasury shares but may not exercise any rights over these shares including the entitlement to vote or receive dividends. There are no restrictions on the transfer or sale of ordinary shares.

In line with the provisions of the Companies Act 2006, National Grid plc has amended its Articles of Association and ceased to have authorised share capital.

Rights issue

During the year ended 31 March 2011, the Company raised £3.2bn (net of expenses of £105m) through a rights issue of 990m new ordinary shares at 335 pence each on the basis of two new ordinary shares for every five existing ordinary shares. The issue price represented a discount of 44% to the closing ex-dividend share price on 20 May 2010, the announcement date of the rights issue.

The structure of the rights issue initially gave rise to a merger reserve under section 612 of the Companies Act 2006, representing the net proceeds of the rights issue less the nominal value of the new shares issued. Following the receipt of the cash proceeds through the structure, the excess of the net proceeds over the nominal value of the share capital issued was transferred from the merger reserve to retained earnings.

Treasury shares

At 31 March 2012, the Company held 135m (2011: 140m) of its own shares. The market value of these shares as at 31 March 2012 was £854m (2011: £833m).

The maximum number of shares held during the year was 140m ordinary shares (2011: 144m) representing approximately 3.8% (2011: 3.9%) of the ordinary shares in issue as at 31 March 2012 and having a nominal value of £16m (2011: £16m).

148      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

26. Other equity reserves

	Translation £m	Cash flow hedge £m	Available- for-sale £m	Capital redemption £m	Merger £m	Total £m
At 1 April 2009	384	(72)	4	19	(5,165)	(4,830)
Exchange adjustments	30	3	1	–	–	34
Net (losses)/gains taken to equity	–	(45)	54	–	–	9
Transferred to profit or loss	–	3	(6)	–	–	(3)
Deferred tax	–	9	(5)	–	–	4
Share of other comprehensive income of joint ventures	–	5	–	–	–	5
At 31 March 2010	414	(97)	48	19	(5,165)	(4,781)
Exchange adjustments	(95)	–	–	–	–	(95)
Net gains taken to equity	–	7	16	–	–	23
Transferred to profit or loss	–	(7)	(3)	–	–	(10)
Rights issue (i)	–	–	–	–	3,101	3,101
Transfer to retained earnings (i)	–	–	–	–	(3,101)	(3,101)
Deferred tax	–	(2)	(1)	–	–	(3)
Share of other comprehensive loss of joint ventures	–	(4)	–	–	–	(4)
At 31 March 2011	319	(103)	60	19	(5,165)	(4,870)
Exchange adjustments	27	–	–	–	–	27
Net (losses)/gains taken to equity	–	(18)	16	–	–	(2)
Transferred to profit or loss	–	19	(9)	–	–	10
Deferred tax	–	2	(2)	–	–	–
At 31 March 2012	346	(100)	65	19	(5,165)	(4,835)

(i)	For details of the rights issue and subsequent transfer to retained earnings see note 25.

The merger reserve represents the difference between the carrying value of subsidiary undertaking investments and their respective capital structures following the Lattice demerger from BG Group plc and the 1999 Lattice refinancing of £5,745m and merger differences of £221m and £359m.

The cash flow hedge reserve on interest rate swap contracts will be continuously transferred to the income statement until the borrowings are repaid. The amount due to be released from reserves to the income statement next year is £17m and the remainder released with the same maturity profile as borrowings due after more than one year.

Annual Report and Accounts 2011/12 National Grid plc      149

Financial Statements

Notes to the consolidated financial statements continued

27. Consolidated cash flow statement

(a) Reconciliation of net cash flow to movement in net debt

	(25,095)	(25,095)	(25,095)	(25,095)	(25,095)	(25,095)	(25,095)
					2012 £m	2011 £m	2010 £m
Decrease in cash and cash equivalents					(43)	(346)	(28)
(Decrease)/increase in financial investments					(553)	1,577	(805)
Decrease in borrowings and related derivatives					154	1,763	499
Net interest paid on the components of net debt					721	1,011	999
Change in net debt resulting from cash flows					279	4,005	665
Changes in fair value of financial assets and liabilities and exchange movements					(87)	690	865
Net interest charge on the components of net debt					(1,042)	(1,228)	(996)
Reclassified as held for sale					(2)	9	–
Other non-cash movements					(14)	(68)	–
Movement in net debt (net of related derivative financial instruments) in the year					(866)	3,408	534
Net debt (net of related derivative financial instruments) at start of year					(18,731)	(22,139)	(22,673)
Net debt (net of related derivative financial instruments) at end of year					(19,597)	(18,731)	(22,139)

(b) Analysis of changes in net debt
	Cash and cash equivalents £m	Bank overdrafts £m	Net cash and cash equivalents £m	Financial investments £m	Borrowings £m	Derivatives £m	Total(i) £m
At 1 April 2009	737	(17)	720	2,197	(26,776)	1,186	(22,673)
Cash flow	(16)	(12)	(28)	(826)	2,079	(560)	665
Fair value gains and losses and exchange movements	(1)	–	(1)	2	644	220	865
Interest charges	–	–	–	24	(1,042)	22	(996)
At 31 March 2010	720	(29)	691	1,397	(25,095)	868	(22,139)
Cash flow	(333)	(13)	(346)	1,551	2,933	(133)	4,005
Fair value gains and losses and exchange movements	(3)	–	(3)	(34)	402	325	690
Interest charges	–	–	–	25	(1,337)	84	(1,228)
Reclassified as held for sale	–	–	–	–	9	–	9
Other non-cash movements	–	–	–	–	(68)	–	(68)
At 31 March 2011	384	(42)	342	2,939	(23,156)	1,144	(18,731)
Cash flow	(52)	9	(43)	(577)	1,343	(444)	279
Fair value gains and losses and exchange movements	–	–	–	8	22	(117)	(87)
Interest charges	–	–	–	23	(1,187)	122	(1,042)
Reclassified as held for sale	–	–	–	(2)	–	–	(2)
Other non-cash movements	–	–	–	–	(14)	–	(14)
At 31 March 2012	332	(33)	299	2,391	(22,992)	705	(19,597)
Balances at 31 March 2012 comprise:
Non-current assets	–	–	–	–	–	1,819	1,819
Current assets	332	–	332	2,391	–	317	3,040
Current liabilities	–	(33)	(33)	–	(2,459)	(162)	(2,654)
Non-current liabilities	–	–	–	–	(20,533)	(1,269)	(21,802)
	332	(33)	299	2,391	(22,992)	705	(19,597)

(i)	Includes accrued interest at 31 March 2012 of £178m (2011: £162m).

150      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Notes to the consolidated financial statements – supplementary information

28. Commitments and contingencies

	2012 £m	2011 £m
Future capital expenditure
Contracted for but not provided	2,728	1,614
Operating lease commitments
Less than 1 year	81	83
In 1-2 years	96	79
In 2-3 years	89	93
In 3-4 years	66	72
In 4-5 years	63	70
More than 5 years	311	398
	706	795
Energy purchase commitments (i)
Less than 1 year	1,073	1,081
In 1-2 years	511	480
In 2-3 years	403	328
In 3-4 years	357	272
In 4-5 years	276	241
More than 5 years	1,554	1,141
	4,174	3,543
Guarantees and letters of credit
Guarantee of sublease for US property (expires 2040)	304	328
Letter of credit and guarantee of certain obligations of BritNed Interconnector (expired 2011)	–	36
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	161	139
Guarantee of certain obligations for construction of HVDC West Coast Link (expected expiry 2016)	691	–
Other guarantees and letters of credit (various expiry dates)	188	259
	1,344	762

(i)	Energy commitments relate to contractual commitments to purchase electricity or gas that are used to satisfy physical delivery requirements to our customers or for energy that we use ourselves (ie normal purchase, sale or usage) and hence are accounted for as ordinary purchase contracts. Details of commodity contracts that do not meet the normal purchase, sale or usage criteria, and hence are accounted for as derivative contracts, are shown in note 33.

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £22m (2011: £20m).

Litigation and claims

KeySpan class actions

As reported in our 2010/11 Annual Report and Accounts, two putative class actions were commenced in 2009 against KeySpan and Morgan Stanley, one in the federal court and one in a New York state court. The claims were based on allegations that the financial swap transaction between KeySpan and Morgan Stanley dated 18 January 2006 caused customers of Consolidated Edison, Inc. to overpay for electricity between May 2006 and February 2008. Both claims were dismissed – the first on 22 March 2011 and the second on appeal on 10 April 2012. On 6 January 2012, a third putative class action was commenced in the federal court on behalf of Niagara Mohawk Power Corporation customers on similar grounds and in respect of the same financial swap transaction which we also believe is without merit.

Annual Report and Accounts 2011/12 National Grid plc      151

Financial Statements

Notes to the consolidated financial statements continued

29. Related party transactions

The following significant transactions with related parties were in the normal course of business; amounts receivable from and payable to related parties are due on normal commercial terms:

	2012 £m	2011 £m	2010 £m
Sales: Services and goods supplied to a pension plan and joint ventures	10	11	5
Purchases: Services and goods received from joint ventures (i)	95	84	73
Interest income: Interest receivable on loans with joint ventures	–	2	1

Receivable from a pension plan and joint ventures	2	2	1
Loan to joint venture (ii)	–	–	23
Payable to joint ventures	6	8	6

Dividends received from joint ventures (iii)	26	9	18

(i)	During the year the Company received services and goods from a number of joint ventures, including Iroquois Gas Transmission System, L.P. of £39m (2011: £40m; 2010: £58m) and Millennium Pipeline Company, LLC of £32m (2011: £28m; 2010: £26m) for the transportation of gas in the US.

(ii)	For the year ended 31 March 2011, following a decision in August 2010 to cease investing in Blue-NG (a joint venture), an impairment charge was recorded against the carrying value of the investment, together with provision against recovery of loans from National Grid to Blue-NG of £30m (2010: £23m) and associated interest receivable.

(iii)	Dividends were received from Iroquois Gas Transmission System, L.P. of £17m (2011: £9m; 2010: £17m) and Millennium Pipeline Company, LLC of £9m (2011: £nil; 2010: £nil).

Details of investments in principal subsidiary undertakings, joint ventures and associates are disclosed in note 36 and information relating to pension fund arrangements is disclosed in notes 23 and 30. For details of Directors' and key management remuneration, refer to note 2(c) and the auditable section of the Remuneration Report.

30. Actuarial information on pensions and other post-retirement benefits

UK pension schemes

National Grid's defined benefit pension arrangements are funded with assets held in separate trustee administered funds. The arrangements are subject to independent actuarial valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contribution, which, together with the specified contributions payable by the employees and proceeds from the schemes' assets, are expected to be sufficient to fund the benefits payable under the schemes. The next valuations will be based on the position at 31 March 2013. The results of the 2010 valuations are shown below:

	NG UK Pension Scheme	NGEG of ESPS

Latest full actuarial valuation	31 March 2010	31 March 2010
Actuary	Towera Watson	Aon Hewitt
Market value of scheme assets at latest valuation	£13,399m	£1,531m
Actuarial value of benefits due to members	£(13,998)m	£(2,038)m
Market value as percentage of benefits	96%	75%
Funding deficit	£599m	£507m
Funding deficit (net of tax)	£455m	£385m

National Grid UK Pension Scheme

The 2010 actuarial valuation showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 35% of pensionable earnings (32% employers and 3% employees). In addition, National Grid makes payments to the scheme to cover administration costs and the Pension Protection Fund levy. The employer contribution rate will be reviewed as part of the next valuation in 2013, while administration costs are reviewed annually.

Following the 2010 actuarial valuation, National Grid and the Trustees agreed a recovery plan which will see the funding deficit repaid by 31 March 2027. Under the schedule of contributions, no deficit contributions were made in 2010/11 or 2011/12. An annual payment of £47m, rising in line with the RPI from March 2010, will commence in 2012/13 and continue until 2027.

Following this agreement, National Grid has established a secured bank account with a charge in favour of the Trustees. The balance of the bank account at 31 March 2012 was £142m. The funds in the bank account will be paid to the scheme in the event that National Grid Gas plc is subject to an insolvency event, or is given notice of less than 12 months that Ofgem intends to revoke its licence under the Gas Act 1986. The funds in the bank account will be released back to National Grid if the scheme moves into surplus.

This scheme ceased to allow new hires to join from 1 April 2002 and from 4 September 2001 for certain employees. A defined contribution arrangement was offered for employees joining after these dates.

152      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

30. Actuarial information on pensions and other post-retirement benefits continued

National Grid Electricity Group of the Electricity Supply Pension Scheme

The 2010 actuarial valuation showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 29.6% of pensionable earnings (23.7% employers and an average of 5.9% employees). The employer contribution rate will be reviewed as part of the next valuation in 2013.

Following the 2010 actuarial valuation, National Grid and the Trustees agreed a recovery plan that will see the funding deficit repaid by 31 March 2027. Under the schedule of contributions a payment of £45m was made in 2010/11 and a further payment of £45m was made in 2011/12. Thereafter, an annual payment of £38m is due to be made, rising in line with RPI.

Following this agreement, National Grid has established a secured bank account with a charge in favour of the Trustees. The balance of the bank account at 31 March 2012 was £4m. The funds in the bank account will be paid to the scheme in the event that: National Grid Electricity Transmission plc (NGET) is subject to an insolvency event, or ceases to hold a licence granted under the Electricity Act 1989. The funds in the bank account will be released back to National Grid if the scheme moves into surplus.

National Grid has also agreed to make a payment in respect of the deficit up to a maximum of £220m should certain triggers be breached; namely if NGET ceases to hold the licence granted under the Electricity Act 1989 or NGET's credit rating by two out of three specified agencies falls below certain agreed levels for a period of 40 days.

The scheme closed to new members from 1 April 2006. A defined contribution arrangement was offered to new hires from this date.

US pension plans

National Grid's defined benefit pension plans in the US provide annuity or lump sum payments for vested employees. Non-union employees hired on or after 1 January 2011 are provided with a defined contribution plan. A defined contribution plan is also provided to two groups of represented US employees. In addition, a matched defined contribution plan is offered to all eligible employees. The assets of the plans are held in separate trustee administered funds.

Employees do not contribute to the defined benefit plans. Employer contributions are made in accordance with the rules set out by the US Internal Revenue Code and can vary according to the funded status of the plans and the amounts that are tax deductible. At present, there is some flexibility in the amount that is contributed on an annual basis. In general, the Company's policy for funding the US pension plans is to contribute amounts collected in rates. These contributions are expected to meet the requirements of the Pension Protection Act of 2006.

US retiree healthcare and life insurance plans

National Grid provides healthcare and life insurance benefits to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in most cases retirees contribute to the cost of their coverage. In the US, there is no governmental requirement to pre fund post-retirement health and welfare plans. However, there may be requirements under the various state regulatory agreements to contribute to these plans. Depending upon the rate jurisdiction and the plan, the funding level may be equal to: the expense under US GAAP; the amount collected in rates; the maximum tax deductible contribution; or zero.

Asset allocations

	UK pensions			US pensions			US other post- retirement benefits
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	%	%	%	%	%	%	%	%	%

Equities (i)	33.3	34.5	36.8	47.7	51.5	52.8	76.6	76.5	68.6
Corporate bonds (ii)	33.1	30.3	32.3	42.5	40.7	41.5	22.7	22.6	24.8
Gilts	24.3	26.8	22.4	–	–	–	–	–	–
Property	7.2	5.9	5.9	3.8	2.0	–	–	–	–
Other	2.1	2.5	2.6	6.0	5.8	5.7	0.7	0.9	6.6

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(i)	Included within equities at 31 March 2012 were ordinary shares of National Grid plc with a value of £13m (2011: £12m; 2010: £17m).

(ii)	Included within corporate bonds at 31 March 2012 was an investment in a number of bonds issued by subsidiary undertakings with a value of £50m (2011: £39m; 2010: £nil).

Target asset allocations

	NGUKPS %	ESPS %	US pensions %	US OPEB %
Equities (i)	31	46	60	70
Bonds, property and other matching assets	69	54	40	30
Total	100	100	100	100

(i)	Included within equities are hedge fund and active currency investments.

Annual Report and Accounts 2011/12 National Grid plc      153

Financial Statements

Notes to the consolidated financial statements continued

30. Actuarial information on pensions and other post-retirement benefits continued

Actuarial assumptions

For UK schemes, the expected long-term rate of return on assets has been set reflecting the price inflation expectation, the expected real return on each major asset class and the long-term asset allocation strategy adopted for each scheme. The expected real returns on specific asset classes reflect historical returns, investment yields on the measurement date and general future return expectations, and have been set after taking advice from the schemes’ actuaries.

For US plans, the estimated rate of return for various passive asset classes is based both on analysis of historical rates of return and forward looking analysis of risk premiums and yields. Current market conditions, such as inflation and interest rates, are evaluated in connection with the setting of our long-term assumptions. A small premium is added for active management of both equity and fixed income. The rates of return for each asset class are then weighted in accordance with the actual asset allocation resulting in a long-term return on asset rate for each plan.

	UK pensions			US pensions			US OPEBs
	2012%	2011%	2010%	2012%	2011%	2010%	2012%	2011%	2010%
Discount rate (i)	4.8	5.5	5.6	5.1	5.9	6.1	5.1	5.9	6.1
Expected return on plan assets	5.5	6.1	6.4	6.6	7.2	7.5	6.8	7.1	7.2
Rate of increase in salaries (ii)	4.0	4.4	4.7	3.5	3.5	3.5	3.5	3.5	3.5
Rate of increase in pensions in payment	3.2	3.5	3.8	–	–	–	n/a	n/a	n/a
Rate of increase in pensions in deferment	3.2	3.5	3.8	–	–	–	n/a	n/a	n/a
Rate of increase in RPI (or equivalent)	3.2	3.5	3.8	2.1	2.2	2.4	n/a	n/a	n/a
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	8.0	8.5	8.5
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	5.0	5.0	5.0

(i)	The discount rates for pension liabilities have been determined by reference to appropriate yields on high quality corporate bonds prevailing in the UK and US debt markets at the balance sheet date.

(ii)	A promotional scale has also been used where appropriate.

	2012		2011		2010
	UK years	US years	UK years	US years	UK years	US years
Assumed life expectations for a retiree at age 65
Today
Males	22.5	19.4	22.4	18.8	21.0	18.8
Females	25.0	21.3	24.9	20.8	23.4	20.8
In 20 years
Males	24.9	20.9	24.7	18.8	23.4	18.8
Females	27.5	22.2	27.4	20.8	25.7	20.8

Sensitivities to actuarial assumptions

	Change in pensions and OPEB liability			Change in annual pension and OPEB cost
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Sensitivities (all other assumptions held constant)
0.1% change in discount rate	346	304	317	7	7	4
0.5% change in long-term rate of increase in salaries	158	162	166	8	8	8
Change of one year to life expectations at age 60	686	653	670	6	7	5

				2012 £m	2011 £m	2010 £m
Sensitivities to a 1% change in assumed healthcare cost trend rates
Increase
Effect on the aggregate of the service costs and interest costs				29	28	25
Effect on defined benefit obligations				366	330	348
Decrease
Effect on the aggregate of the service costs and interest costs				(25)	(23)	(21)
Effect on defined benefit obligations				(310)	(282)	(298)

154 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

30. Actuarial information on pensions and other post-retirement benefits continued

The history of the present value of obligations, the fair value of plan assets and of experience adjustments is as follows:

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m

Present value of funded and unfunded obligations	(24,016)	(21,938)	(22,200)	(18,299)	(18,175)
Fair value of plan assets	21,149	19,969	19,136	15,519	17,273
	(2,867)	(1,969)	(3,064)	(2,780)	(902)

Difference between the expected and actual return on plan assets	431	358	3,192	(3,952)	(911)
Experience (losses)/gains on plan liabilities	(54)	28	509	(125)	152
Actuarial (losses)/gains on plan liabilities	(1,756)	213	(3,923)	1,934	1,343

31. Supplementary information on derivative financial instruments

Treasury financial instruments

Derivatives are financial instruments that derive their value from the price of an underlying item such as interest rates, foreign exchange, credit spreads, commodities, equity or other indices. Derivatives enable their users to alter exposure to these market or credit risks. We use derivatives to manage the interest rate and foreign exchange risks from our financing portfolio and this enables the optimisation of the overall cost of accessing debt capital markets. We also use derivatives to manage our operational market risks from commodities. The commodity derivative contracts and commodity market risks are detailed in note 33.

We calculate fair value of the financial derivatives by discounting all future cash flows by the market yield curve at the balance sheet date. The market yield curve for each currency is obtained from external sources for interest and foreign exchange rates. In the case of derivative instruments that include options, the Black's variation of the Black-Scholes model is used to calculate fair value.

Hedging policies using derivative financial instruments are further explained in note 32 and, where possible, derivatives held as hedging instruments are formally designated as hedges as defined in IAS 39. Derivatives may qualify as hedges for accounting purposes if they are fair value hedges, cash flow hedges or net investment hedges. These are described as follows:

Fair value hedges

Fair value hedges principally consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates. For qualifying fair value hedges, all changes in the fair value of the derivative and changes in the fair value of the item in relation to the risk being hedged are recognised in the income statement. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortised to the income statement as a yield adjustment over the remainder of the life of the hedged item.

Cash flow hedges

Exposure arises from the variability in future interest and currency cash flows on assets and liabilities which bear interest at variable rates or are in a foreign currency. Interest rate and cross-currency swaps are maintained, and designated as cash flow hedges, where they qualify, to manage this exposure. Fair value changes on designated cash flow hedges are initially recognised directly in the cash flow hedge reserve, as gains or losses recognised in equity. Amounts are transferred from equity and recognised in the income statement as the income or expense is recognised on the hedged asset or liability.

Forward foreign currency contracts are used to hedge anticipated and committed future currency cash flows. Where these contracts qualify for hedge accounting they are designated as cash flow hedges. On recognition of the underlying transaction in the financial statements, the associated hedge gains and losses, deferred in equity, are transferred and included with the recognition of the underlying transaction.

The gains and losses on ineffective portions of such derivatives are recognised immediately in remeasurements within the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement or on the balance sheet. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to remeasurements within the income statement.

Annual Report and Accounts 2011/12 National Grid plc      155

Financial Statements

Notes to the consolidated financial statements continued

31. Supplementary information on derivative financial instruments continued

Net investment hedges

Borrowings, cross-currency swaps and forward currency contracts are used in the management of the foreign exchange exposure arising from the investment in non-sterling denominated subsidiaries. Where these contracts qualify for hedge accounting they are designated as net investment hedges.

The cross-currency swaps and forward foreign currency contracts are hedge accounted using the spot to spot method. The foreign exchange gain or loss on retranslation of the borrowings and the spot to spot movements on the cross-currency swaps and forward currency contracts are transferred to equity to offset gains or losses on translation of the net investment in the non-sterling denominated subsidiaries.

Derivatives not in a formal hedge relationship

Our policy is not to use derivatives for trading purposes. However, due to the complex nature of hedge accounting under IAS 39 some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in remeasurements within the income statement.

32. Financial risk

Our activities expose us to a variety of financial risks: market risk, including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and commodity price risk, credit risk, and liquidity risk. Our overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on financial performance. We use financial instruments, including derivative financial instruments to manage risks of this type.

Risk management related to financing activities is carried out by a central treasury department under policies approved by the Finance Committee of the Board. The objective of the treasury department is to manage funding and liquidity requirements, including managing associated financial risks, to within acceptable boundaries. The Finance Committee provides written principles for overall risk management, as well as written policies covering specific areas such as foreign exchange risk, interest rate risk, credit risk, liquidity risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

(i) Foreign exchange risk

National Grid operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and investments in foreign operations.

Our policy for managing foreign exchange transaction risk is to hedge contractually committed foreign currency cash flows over a prescribed minimum size. Where foreign currency cash flow forecasts are less certain, our policy is to hedge a proportion of such cash flows based on the probability of those cash flows occurring. Instruments used to manage foreign exchange transaction risk include foreign exchange forward contracts and foreign exchange swaps.

Our policy for managing foreign exchange translation risk relating to our net investment in foreign operations is to maintain a percentage of net debt and foreign exchange forwards so as to provide an economic offset of our cash flows arising in the foreign currency. The primary managed foreign exchange exposure arises from the dollar denominated assets and liabilities held by our US operations, with a further small euro exposure in respect of a joint venture investment.

During 2012 and 2011, derivative financial instruments were used to manage foreign currency risk as follows:

	2012					2011
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Cash and cash equivalents	14	1	317	–	332	319	1	64	–	384
Financial investments	1,021	84	1,200	86	2,391	1,046	111	1,696	86	2,939
Borrowings (i)	(11,034)	(4,146)	(7,284)	(561)	(23,025)	(10,565)	(4,896)	(7,113)	(624)	(23,198)
Pre-derivative position	(9,999)	(4,061)	(5,767)	(475)	(20,302)	(9,200)	(4,784)	(5,353)	(538)	(19,875)
Derivative effect	2,584	3,845	(6,206)	482	705	2,921	4,637	(6,962)	548	1,144
Net debt position	(7,415)	(216)	(11,973)	7	(19,597)	(6,279)	(147)	(12,315)	10	(18,731)

(i)	Includes bank overdrafts.

The overall exposure to dollars largely relates to our net investment hedge activities as described in note 31.

156      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

32. Financial risk continued

The currency exposure on other financial instruments is as follows:

			2012					2011
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Trade and other receivables	112	–	896	–	1,008	91	–	1,122	–	1,213
Trade and other payables	(1,124)	(1)	(1,255)	–	(2,380)	(1,319)	–	(1,248)	–	(2,567)
Other non-current liabilities	(24)	–	(340)	–	(364)	(26)	–	(354)	–	(380)

The carrying amounts of other financial instruments are denominated in the above currencies, which in most instances are the functional currency of the respective subsidiaries. Our exposure to dollars is due to activities in our US subsidiaries. We do not have any other significant exposure to currency risk on these balances.

(ii) Cash flow and fair value interest rate risk

National Grid’s interest rate risk arises from our long-term borrowings. Borrowings issued at variable rates expose National Grid to cash flow interest rate risk, partially offset by cash held at variable rates. Borrowings issued at fixed rates expose National Grid to fair value interest rate risk.

Our interest rate risk management policy is to seek to minimise total financing costs (being interest costs and changes in the market value of debt) subject to constraints. We do this by using fixed- and floating-rate debt and derivative financial instruments including interest rate swaps, swaptions and forward rate agreements.

We hold some borrowings on issue that are inflation linked. We believe that these provide a partial economic offset to the inflation risk associated with our UK inflation linked revenues.

The following table sets out the carrying amount, by contractual maturity, of borrowings that are exposed to interest rate risk before taking into account interest rate swaps:

	2012 £m	2011 £m
Fixed interest rate borrowings
Less than 1 year	(1,026)	(1,313)
In 1-2 years	(1,428)	(808)
In 2-3 years	(1,169)	(1,467)
In 3-4 years	(734)	(1,189)
In 4-5 years	(1,052)	(307)
More than 5 years	(7,985)	(8,487)
	(13,394)	(13,571)
Floating interest rate borrowings (including inflation linked)	(9,618)	(9,627)
Non-interest bearing borrowings	(13)	–
Total borrowings	(23,025)	(23,198)

During 2012 and 2011, net debt was managed using derivative instruments to hedge interest rate risk as follows:

	2012					2011
	Fixed rate £m	Floating rate £m	Inflation linked(i) £m	Other(ii) £m	Total £m	Fixed rate £m	Floating rate £m	Inflation linked(i) £m	Other(ii) £m	Total £m
Cash and cash equivalents	289	43	–	–	332	315	69	–	–	384
Financial investments	742	1,523	–	126	2,391	759	2,053	–	127	2,939
Borrowings (iii)	(13,394)	(3,314)	(6,304)	(13)	(23,025)	(13,571)	(3,933)	(5,694)	–	(23,198)
Pre-derivative position	(12,363)	(1,748)	(6,304)	113	(20,302)	(12,497)	(1,811)	(5,694)	127	(19,875)
Derivative effect (iv)	1,220	(567)	52	–	705	295	531	318	–	1,144
Net debt position	(11,143)	(2,315)	(6,252)	113	(19,597)	(12,202)	(1,280)	(5,376)	127	(18,731)

(i)	The post-derivative impact represents financial instruments linked to UK RPI.

(ii)	Represents financial instruments which are not directly affected by interest rate risk, such as investments in equity or other similar financial instruments.

(iii)	Includes bank overdrafts.

(iv)	The impact of 2012/13 (2011: 2011/12) maturing short-dated interest rate derivatives is included.

Annual Report and Accounts 2011/12 National Grid plc      157

Financial Statements

Notes to the consolidated financial statements continued

32. Financial risk continued

(b) Fair value analysis

The following provides an analysis of our financial instruments measured at fair value. They are reported in a tiered hierarchy based on the valuation methodology described in note 31, and reflecting the significance of market observable inputs. The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used.

	2012				2011
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Available-for-sale investments	1,741	185	–	1,926	2,834	179	–	3,013
Derivative financial instruments	–	2,078	58	2,136	–	1,684	54	1,738
	1,741	2,263	58	4,062	2,834	1,863	54	4,751
Liabilities
Derivative financial instruments	–	(1,193)	(238)	(1,431)	–	(594)	–	(594)
Total	1,741	1,070	(180)	2,631	2,834	1,269	54	4,157

Level 1:	Financial instruments with quoted prices for identical instruments in active markets.

Level 2:	Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are based directly or indirectly on observable market data.

Level 3:	Financial instruments valued using valuation techniques where one or more significant inputs are based on unobservable market data.

During the year no transfers have been made between the hierarchy levels.

The financial instruments classified as level 3 include cross-currency swaps with an embedded call option, currency swaps where the currency forward curve is illiquid and inflation linked swaps where the inflation curve is illiquid. In valuing these instruments third party valuations are obtained from more than one source to support the reported fair value.

The changes in value of our level 3 derivative financial instruments are as follows:

	2012 Level 3 valuation £m	2011 Level 3 valuation £m
At 1 April	54	36
Net (losses)/gains for the year (i)	(47)	21
Purchases	(184)	–
Settlements	(3)	(3)
At 31 March	(180)	54

(i)	Losses of £47m (2011: £21m gain) are attributable to assets or liabilities held at the end of the reporting period and have been recognised in finance costs in the income statement.

During the year limited price inflation (LPI) swaps were transacted. These derivative instruments are sensitive to changes in the LPI market curve. An illustrative movement in basis points of the LPI market curve would have the following impacts, after the effects of tax:

	2012
	Income statement £m	Other equity reserves £m
+20 basis point change in LPI market curve	(56)	–
–20 basis point change in LPI market curve	52	–

A reasonably possible change in assumption of all the other level 3 instruments is unlikely to result in a material change in fair values.

158      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

32. Financial risk continued

(c) Credit risk

We are exposed to the risk of loss resulting from counterparties’ default on their commitments including failure to pay or make a delivery on a contract. This risk is inherent in our commercial business activities. We are exposed to credit risk on our cash and cash equivalents, derivative financial instruments, deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables and committed transactions.

Treasury related credit risk

Counterparty risk arises from the investment of surplus funds and from the use of derivative instruments. As at 31 March 2012, the following limits were in place for investments held with banks and financial institutions:

	Maximum limit £m	Long-term limit £m
AAA rated G8 sovereign entities	Unlimited	Unlimited
Triple ‘A’ vehicles	290	246
Triple ‘A’ range institutions (AAA)	990 to 1,493	498 to 782
Double ‘A’ range institutions (AA)	591 to 744	301 to 372
Single ‘A’ range institutions (A)	203 to 290	104 to 148

As at 31 March 2011 and 2012, we had a number of exposures to individual counterparties. In accordance with our treasury policies, counterparty credit exposure utilisations are monitored daily against the counterparty credit limits. Counterparty credit ratings and market conditions are reviewed continually with limits being revised and utilisation adjusted, if appropriate. Management does not expect any significant losses from non performance by these counterparties.

The counterparty exposure under derivative financial contracts as shown in note 14 was £2,136m (2011: £1,738m); after netting agreements it was £1,453m (2011: £1,389m). This exposure is further reduced by collateral received as shown in note 19. Additional information for commodity contract credit risk is in note 33.

Wholesale and retail credit risk

Our principal commercial exposure in the UK is governed by the credit rules within the regulated codes Uniform Network Code and Connection and Use of System Code. These lay down the level of credit relative to the regulatory asset value (RAV) for each credit rating. In the US, we are required to supply electricity and gas under state regulations. Our credit policies and practices are designed to limit credit exposure by collecting security deposits prior to providing utility services, or after utility service has commenced if certain applicable regulatory requirements are met. Collection activities are managed on a daily basis. Sales to retail customers are usually settled in cash, cheques, electronic bank payments or by using major credit cards. We are committed to measuring, monitoring, minimising and recording counterparty credit risk in our wholesale business. The utilisation of credit limits is regularly monitored and collateral is collected against these accounts when necessary. Management does not expect any significant losses of receivables that have not been provided for as shown in note 16.

Annual Report and Accounts 2011/12 National Grid plc      159

Financial Statements

Notes to the consolidated financial statements continued

32. Financial risk continued

(d) Liquidity analysis

Our policy is to determine our liquidity requirements by the use of both short- and long-term cash flow forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12 month period.

We believe our contractual obligations, including those shown in commitments and contingencies in note 28 can be met from existing cash and investments, operating cash flows and other financings that we reasonably expect to be able to secure in the future, together with the use of committed facilities if required.

The following is an analysis of the contractual undiscounted cash flows payable under financial liabilities and derivative assets and liabilities as at the balance sheet date:

At 31 March 2012	Less than 1 year £m	1-2 years £m	2-3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(2,157)	(1,822)	(1,707)	(16,725)	(22,411)
Interest payments on borrowings (i)	(819)	(749)	(655)	(8,927)	(11,150)
Finance lease liabilities	(22)	(44)	(30)	(151)	(247)
Other non interest-bearing liabilities	(2,124)	(253)	–	–	(2,377)

Derivative financial liabilities
Derivative contracts – receipts	536	1,186	600	1,004	3,326
Derivative contracts – payments	(336)	(992)	(370)	(851)	(2,549)
Commodity contracts	(257)	(54)	(43)	(62)	(416)
Total	(5,179)	(2,728)	(2,205)	(25,712)	(35,824)

At 31 March 2011	Less than 1 year £m	1-2 years £m	2-3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(2,616)	(1,188)	(1,574)	(17,455)	(22,833)
Interest payments on borrowings (i)	(828)	(807)	(741)	(9,328)	(11,704)
Finance lease liabilities	(20)	(38)	(33)	(157)	(248)
Other non interest-bearing liabilities	(2,320)	(279)	–	–	(2,599)

Derivative financial liabilities
Derivative contracts – receipts	1,596	407	649	1,606	4,258
Derivative contracts – payments	(1,213)	(169)	(345)	(1,345)	(3,072)
Commodity contracts	(290)	(84)	(40)	(43)	(457)
Total	(5,691)	(2,158)	(2,084)	(26,722)	(36,655)

(i)	The interest on borrowings is calculated based on borrowings held at 31 March without taking account of future issues. Floating rate interest is estimated using a forward interest rate curve as at 31 March. Payments are included on the basis of the earliest date on which the Company can be required to settle.

160      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

32. Financial risk continued

(e) Sensitivity analysis

Financial instruments affected by market risk include borrowings, deposits, derivative financial instruments and commodity contracts. The following analysis illustrates the sensitivity to changes in market variables, being UK and US interest rates, the UK RPI and the dollar to sterling exchange rate, on our financial instruments.

The analysis excludes the impact of movements in market variables on the carrying value of pension and other post-retirement benefit obligations, provisions and on the non-financial assets and liabilities of overseas subsidiaries.

The sensitivity analysis has been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2012 and 2011 respectively. As a consequence, this sensitivity analysis relates to the positions at those dates and is not representative of the years then ended, as all of these varied.

The following assumptions were made in calculating the sensitivity analysis:

—

the balance sheet sensitivity to interest rates relates only to derivative financial instruments and available-for-sale investments, as debt and other deposits are carried at amortised cost and so their carrying value does not change as interest rates move;

—	the sensitivity of accrued interest to movements in interest rates is calculated on net floating rate exposures on debt, deposits and derivative instruments;
—	changes in the carrying value of derivatives from movements in interest rates of designated cash flow hedges are assumed to be recorded fully within equity;
—

changes in the carrying value of derivative financial instruments designated as net investment hedges from movements in interest rates are recorded in the income statement as they are designated using the spot rather than the forward translation method. The impact of movements in the dollar to sterling exchange rate are recorded directly in equity;

—	changes in the carrying value of derivative financial instruments not in hedging relationships only affect the income statement;
—	all other changes in the carrying value of derivative financial instruments designated as hedges are fully effective with no impact on the income statement;
—	debt with a maturity below one year is floating rate for the accrued interest part of the calculation;
—

the floating leg of any swap or any floating rate debt is treated as not having any interest rate already set, therefore a change in interest rates affects a full 12 month period for the accrued interest portion of the sensitivity calculations; and

—

sensitivity to the UK RPI does not take into account any changes to revenue or operating costs that are affected by the UK RPI or inflation generally. Inflation linked derivative sensitivity assumes that changes to nominal interest rates are solely due to changes in inflation.

Using the above assumptions, the following table shows the illustrative impact on the income statement and items that are recognised directly in equity that would result from reasonably possible movements in the UK RPI, UK and US interest rates and in the dollar to sterling exchange rate, after the effects of tax.

	2012		2011
	Income statement +/- £m	Other equity reserves +/- £m	Income statement +/- £m	Other equity reserves +/- £m
UK RPI +/- 0.50%*	24	–	19	–
UK interest rates +/- 0.50%	38	54	38	50
US interest rates +/- 0.50%	23	11	39	15
US dollar exchange rate +/- 10%	39	571	44	636

* Excludes sensitivities to Limited Price Inflation index, further details on sensitivities are provided in note 32 (b)

The income statement sensitivities impact interest expense and financial instrument remeasurements.

The other equity reserves impact does not reflect the exchange translation in our US subsidiary net assets. It is estimated this would change by £691m (2011: £800m) in the opposite direction if the dollar exchange rate changed by 10%.

Annual Report and Accounts 2011/12 National Grid plc      161

Financial Statement

Notes to consolidated financial statement continued

32. Financial risk continued

(f) Capital and risk management

National Grid’s objectives when managing capital are: to safeguard our ability to continue as a going concern; to remain within regulatory constraints; and to maintain an efficient mix of debt and equity funding thus achieving an optimal capital structure and cost of capital. We regularly review and maintain or adjust the capital structure as appropriate in order to achieve these objectives.

The principal measure of our balance sheet efficiency is our interest cover ratio. Interest cover for the year ended 31 March 2012 increased to 3.9 from 3.8 for the year ended 31 March 2011. Our long-term target range for interest cover is between 3.0 and 3.5, which we believe is consistent with single A range long-term senior unsecured debt credit ratings within our main UK operating companies, National Grid Electricity Transmission plc and National Grid Gas plc, based on guidance from the rating agencies. The increase in interest cover from 2011 was due to a reduction in finance costs combined with a smaller decrease in our funds from operations.

In addition, we monitor the regulatory asset value (RAV) gearing within each of National Grid Electricity Transmission plc and the regulated transmission and distribution businesses within National Grid Gas plc. This is calculated as net debt expressed as a percentage of RAV, and indicates the level of debt employed to fund our UK regulated businesses. It is compared with the level of RAV gearing indicated by Ofgem as being appropriate for these businesses, at around 60%.

National Grid USA and its public utility subsidiaries, all consolidated subsidiaries of National Grid, are subject to restrictions on the payment of dividends by administrative order and contract. Orders by the Federal Energy Regulatory Commission and applicable state regulatory commissions limit the payment of dividends to cumulative retained earnings, including pre-acquisition retained earnings. Other orders by federal and state commissions require National Grid USA and its public utility subsidiaries to maintain a minimum equity to capital ratio of between 30% to 44%, varying by entity and order or covenant.

Some of our regulatory and bank loan agreements additionally impose lower limits for the long-term credit ratings that certain companies within the group must hold. All of the above requirements are monitored on a regular basis in order to ensure compliance. Additional information is provided on page 77. The Company has complied with all externally imposed capital requirements to which it is subject.

33. Commodity risk

We purchase electricity and gas in order to supply our customers in the US and also to meet our own energy requirements.

Substantially all our costs of purchasing electricity and gas for supply to customers are recoverable at an amount equal to cost. The timing of recovery of these costs can vary between financial periods leading to an under- or over-recovery within any particular financial period.

We enter into forward contracts for the purchase of commodities, some of which do not meet the own use exemption for accounting purposes and hence are accounted for as derivatives. We also enter into derivative financial instruments linked to commodity prices, including index-linked swaps and futures contracts. These derivative financial instruments are used to manage market price volatility and are carried at fair value on the balance sheet, with the mark-to-market changes reflected through earnings.

Our energy procurement risk management policy and delegations of authority govern our US commodity trading activities for energy transactions. The purpose of this policy is to ensure we transact within pre-defined risk parameters and only in the physical and financial markets where we or our customers have a physical market requirement.

The credit policy for commodity transactions is owned and monitored by the energy procurement risk management committee, under authority delegated by the Board and Executive Committee, and establishes controls and procedures to determine, monitor and minimise the credit risk of counterparties. The valuation of our commodity contracts considers the risk of credit by utilising the most current default probabilities and the most current published credit ratings. We also use internal analysis to guide us in setting credit and risk levels and use contractual arrangements including netting agreements as applicable.

The counterparty exposure for our commodity derivatives is £71m (2011: £110m), and after netting agreements it was £58m (2011: £73m).

162      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

33. Commodity risk continued

(a) Fair value analysis

The fair value of our commodity contracts by type can be analysed as follows:

	2012			2011
	Assets	Liabilities	Total	Assets	Liabilities	Total
	£m	£m	£m	£m	£m	£m
Commodity purchase contracts accounted for as derivative contracts
Forward purchases of electricity	–	(119)	(119)	–	(101)	(101)
Forward purchases/sales of gas	48	(77)	(29)	42	(83)	(41)

Derivative financial instruments linked to commodity prices
Electricity swaps	1	(25)	(24)	4	(18)	(14)
Electricity options	10	–	10	62	–	62
Gas swaps	12	(39)	(27)	2	(17)	(15)
	71	(260)	(189)	110	(219)	(109)

The fair value classification of our commodity contracts is as follows; a definition of each level can be found on page 158:

	2012				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Commodity contracts	–	13	58	71	–	6	104	110
Liabilities
Commodity contracts	–	(62)	(198)	(260)	–	(36)	(183)	(219)
Total	–	(49)	(140)	(189)	–	(30)	(79)	(109)

Our level 3 commodity contracts primarily consist of our forward purchases of electricity and gas where pricing inputs are unobservable, as well as other complex transactions. Complex transactions can introduce the need for internally developed models based on reasonable assumptions. Industry standard valuation techniques such as the Black-Scholes pricing model and Monte Carlo simulation are used for valuing such instruments. Level 3 is also applied in cases when optionality is present or where an extrapolated forward curve is considered unobservable. All published forward curves are verified to market data; if forward curves differ from market data by 5% or more they are considered unobservable.

The changes in the value of our level 3 commodity contracts are as follows:

	2012 £m	2011 £m
At 1 April	(79)	(124)
Net (losses)/gains for the year (i)	(98)	20
Purchases	(36)	(42)
Settlements	73	68
Reclassification out of level 3	–	(1)
At 31 March	(140)	(79)

(i)	Losses of £96m (2011: £14m gain) are attributable to assets or liabilities held at the end of the reporting period.

In 2011 the transfers out of level 3 were driven by changes in the observability of extrapolated forward curves.

Annual Report and Accounts 2011/12 National Grid plc      163

Financial Statements

Notes to the consolidated financial statements continued

33. Commodity risk continued

The impacts on a post-tax basis of reasonably possible changes in significant level 3 assumptions are as follows:

	2012 Income statement £m	2011 Income statement £m
10% increase in commodity prices (i)	28	39
10% decrease in commodity prices (i)	(16)	(36)
Volume forecast uplift (ii)	(5)	(5)
Volume forecast reduction (ii)	6	3
Forward curve extrapolation	(2)	(1)

(i)	Level 3 commodity price sensitivity is included within the sensitivity analysis disclosed in (d) below.

(ii)	Volumes were flexed using historical averages, or by ±10% where historical averages were not available.

The impacts disclosed above were considered on a contract by contract basis with the most significant unobservable inputs identified.

(b) Maturity analysis

The maturity of commodity contracts measured at fair value can be analysed as follows:

	2012			2011
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Less than one year	35	(149)	(114)	16	(118)	(102)
Current	35	(149)	(114)	16	(118)	(102)
In 1 – 2 years	9	(38)	(29)	18	(26)	(8)
In 2 – 3 years	5	(28)	(23)	9	(20)	(11)
In 3 – 4 years	6	(22)	(16)	8	(20)	(12)
In 4 – 5 years	11	(16)	(5)	11	(18)	(7)
More than 5 years	5	(7)	(2)	48	(17)	31
Non-current	36	(111)	(75)	94	(101)	(7)
Total	71	(260)	(189)	110	(219)	(109)

(c) Notional quantities

For each class of commodity contract, our exposure based on the notional quantities is as follows:

	2012	2011*
Forward purchases of electricity (i)	3,403 GWh	4,257 GWh
Forward purchases/sales of gas (ii)	106m Dth	100m Dth
Electricity swaps	5,380 GWh	2,559 GWh
Electricity options	36,580 GWh	30,248 GWh
Gas swaps	84m Dth	27m Dth
Gas options	8m Dth	9m Dth
NYMEX gas futures (iii)	21m Dth	18m Dth

*Comparatives have been reclassified to present items on a basis consistent with the current year classification

(i)	Forward electricity purchases have terms up to 5 years. The contractual obligations under these contracts are £206m (2011: £240m).

(ii)	Forward gas purchases have terms up to 5 years. The contractual obligations under these contracts are £148m (2011: £247m).

(iii)	NYMEX gas futures have been offset with related margin accounts.

(d) Sensitivity analysis

A sensitivity analysis has been prepared on the basis that all commodity contracts are constant from the balance sheet date. Based on this, an illustrative 10% movement in commodity prices would have the following impacts after the effects of tax:

	2012 Income statement £m	2011 Income statement £m
10% increase in commodity prices	29	58
10% decrease in commodity prices	(23)	(54)

The income statement sensitivities would affect commodity remeasurements.

164      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

34. Bonds and facilities

The table below shows our significant bonds in issue, being those with approximately £100m equivalent original notional value or greater. Unless otherwise indicated, these instruments were outstanding at both 31 March 2012 and 2011.

Issuer	Original Notional Value	Description of Instrument	Due
Bonds
Boston Gas Company	USD 500m	4.487% Fixed Rate (i)	2042
British Transco Finance Inc.	USD 300m	6.625% Fixed Rate	2018
British Transco International Finance BV	USD 1,500m	Zero Coupon Bond	2021
Brooklyn Union Gas Company	USD 153m	4.7% GFRB’s Series 1996	2021
	USD 400m	5.6% Senior Unsecured Note	2016
KeySpan Corporation	USD 250m	MTN 8.00%	2030
	USD 307m	5.803% Notes	2035
	USD 150m	4.65% Notes	2013
	USD 150m	5.875% Notes	2033
KeySpan Gas East Corporation	USD 500m	5.819% Fixed Rate	2041
(National Grid Energy Delivery Long Island)
Massachusetts Electric Company	USD 800m	5.90% Fixed Rate	2039
National Grid Electricity Transmission plc	EUR 600m	6.625% Fixed Rate	2014
	GBP 300m	2.983% Guaranteed Retail Price Index Linked	2018
	GBP 220m	3.806% Retail Price Index Linked	2020
	GBP 450m	5.875% Fixed Rate	2024
	GBP 360m	6.5% Fixed Rate	2028
	GBP 200m	1.6449% Retail Price Index Linked	2036
	GBP 150m	1.823% Retail Price Index Linked	2056
	GBP 150m	1.8575% Index Linked	2039
	GBP 379m	7.375% Fixed Rate	2031
National Grid Gas plc	GBP 300m	6.0% Fixed Rate	2017
	GBP 275m	8.75% Fixed Rate	2025
	GBP 100m	1.6747% Retail Price Index Linked	2036
	GBP 115m	1.7298% Retail Price Index Linked	2046
	GBP 100m	1.6298% Retail Price Index Linked	2048
	GBP 100m	1.5522% Retail Price Index Linked	2048
	GBP 300m	1.754% Retail Price Index Linked	2036
	GBP 140m	1.7864% Index Linked	2037
	GBP 100m	1.9158% Index Linked	2037
	GBP 100m	1.7762% Index Linked	2037
	GBP 100m	1.7744% Index Linked	2039
	GBP 100m	1.8625% Index Linked	2039
	GBP 484m	6.375% Fixed Rate	2020
	GBP 503m	4.1875% Index Linked	2022
	GBP 503m	7.0% Fixed Rate	2024
	EUR 800m	5.125% Fixed Rate	2013
	EUR 163m	4.36% EUR-HICP Linked	2018
	GBP 457m	6.0% Fixed Rate	2038
National Grid plc	CAD 200m	4.98% Fixed Rate (ii)	2011
	EUR 1,000m	4.125% Fixed Rate	2013
	EUR 600m	5.0% Fixed Rate	2018
	EUR 500m	4.375% Fixed Rate	2020
	EUR 750m	Floating Rate (ii)	2012
	GBP 300m	5.25% Fixed Rate (ii)	2011
	GBP 310m	5.5% Fixed Rate	2013
	USD 1,000m	6.3% Fixed Rate	2016
	EUR 578m	6.5% Fixed Rate	2014
	GBP 414m	6.125% Fixed Rate	2014
	GBP 283m	1.25% Retail Price Index Linked (i)	2021

Annual Report and Accounts 2011/12 National Grid plc      165

Financial Statements

Notes to the consolidated financial statements continued

34. Bonds and facilities continued

Issuer	Original Notional Value	Description of Instrument	Due
Bonds continued
National Grid USA	EUR 500m	3.25% Fixed Rate (i)	2015
NGG Finance plc	EUR 750m	6.125% Fixed Rate (ii)	2011
Niagara Mohawk Power Corporation	USD 750m	4.881% Fixed Rate	2019
	USD 500m	3.553% Fixed Rate	2014
The Narragansett Electric Company	USD 250m	4.534% Fixed Rate	2020
	USD 300m	5.638% Fixed Rate	2040
Bank loans and other loans
National Grid Grain LNG Limited	GBP 120m	Floating Rate	2014
	GBP 140m	Floating Rate	2023
National Grid Electricity Transmission plc	GBP 200m	Floating Rate	2012
	GBP 200m	Floating Rate	2017
	GBP 100m	0.96% Retail Price Index Linked (i)	2021
National Grid Gas plc	GBP 200m	Floating Rate	2012
	GBP 180m	1.88% Retail Price Index Linked	2022
	GBP 190m	2.14% Retail Price Index Linked	2022
	GBP 360m	Retail Price Index Linked	2024
National Grid Holdings Inc.	USD 250m	Floating Rate (i)	2013
	USD 250m	Floating Rate (i)	2013
	USD 500m	Floating Rate (i)	2014
National Grid Holdings Limited	GBP 250m	4.13840% Fixed Rate (ii)	2011
National Grid USA	USD 250m	Floating Rate (ii)	2014
	USD 150m	Floating Rate (ii)	2014

(i)	Issued during the year ended 31 March 2012.

(ii)	Matured or repurchased during the year ended 31 March 2012.

No significant bonds have been announced to the market or issued subsequent to 31 March 2012, up to the date of the signing of the accounts.

Borrowing facilities

At 31 March 2012, there were bilateral committed credit facilities of £1,140m (2011: £2,086m), of which £1,140m (2011: £2,086m) were undrawn. In addition, there were committed credit facilities from syndicates of banks of £844m at 31 March 2012 (2011: £812m), of which £844m (2011: £812m) were undrawn. An analysis of the maturity of these undrawn committed facilities is shown below:

	2012 £m	2011 £m
Undrawn committed borrowing facilities expiring:
Less than 1 year	313	330
In 1-2 years	–	899
In 2-3 years	1,140	–
In 3-4 years	531	1,140
In 4-5 years	–	529
	1,984	2,898

In addition to the committed facilities at 31 March 2012, we have negotiated a further £860m equivalent available for five years from July 2012.

At 31 March 2012 of the unused facilities £1,671m (2011: £2,568m) was held as back up to commercial paper and similar borrowings, while £313m (2011: £330m) is available as back up to specific US borrowings.

166      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

35. Share options and reward plans

We operate four principal forms of share option and share reward plans. These plans include an employee Sharesave scheme, a Long Term Performance Plan (LTPP), the Deferred Share Plan and the Retention Award Plans. In any ten year period, the maximum number of shares that may be issued or issuable pursuant to these share plans may not exceed 10% of the issued ordinary share capital.

Active share plans

—

Sharesave scheme – share options are offered to employees at 80% of the market price at the time of the invitation. The share options are exercisable on completion of a three and/or five year Save As You Earn contract.

—

LTPP – awards granted in National Grid shares (ADSs for US participants) are made to Executive Directors and senior employees. The criteria are based on adjusted EPS (50%) when compared to the growth in RPI, the Company’s total shareholder return (25%) when compared to the median TSR of the FTSE 100 companies and return on equity (25%) compared against the relevant allowed regulatory return.

—

Deferred Share Plan – 50% of any Annual Performance Plan awarded to the Executive Directors and a fixed percentage awarded to senior employees is automatically deferred into National Grid shares (ADSs for US participants) which are held in trust for three years before release.

—

Retention Award Plans – awards delivered in National Grid shares (ADSs for US participants) to senior employees and vest in equal tranches over a period up to four years provided the employee remains employed by the Company.

Additional information in respect of active share plans (excluding Sharesave scheme)

	2012 millions	2011 millions
Awards of ordinary share equivalents at 1 April	14.8	10.2
Impact of rights issue	–	1.5
Transfer of PSP to non-active share plans*	(13.0)	–
Awards made	4.0	5.5
Lapses/forfeits	–	(1.5)
Awards vested	(0.7)	(0.9)
Awards of ordinary share equivalents at 31 March	5.1	14.8
Conditional awards available for release at 31 March	–	1.4

*PSP has been presented as an inactive plan for the whole of 2011/12

Non-active share plans

We also have historical plans where awards are still outstanding but no further awards will be granted. These include the Share Matching Plan and the Performance Share Plan (PSP), for which 64,157 and 1,232,397 awards are available for release as at 31 March 2012 respectively and the Executive Share Option Plan, for which details of movements are provided below.

Share options – Sharesave scheme and Executive Share Option Plan

	Sharesave scheme		Executive Share Option Plan
	Weighted average price £	millions	Weighted average price £	millions	Total options millions
At 1 April 2010	5.05	18.4	4.92	0.9	19.3
Impact of rights issue	–	2.1	–	0.1	2.2
Granted	4.45	3.9	–	–	3.9
Lapsed – expired	4.57	(1.4)	4.61	(0.3)	(1.7)
Exercised	4.31	(3.5)	4.37	(0.2)	(3.7)
At 31 March 2011	4.43	19.5	4.03	0.5	20.0
Granted	4.96	3.9	–	–	3.9
Lapsed – expired	4.57	(0.6)	–	–	(0.6)
Exercised	4.29	(3.5)	4.03	(0.3)	(3.8)
At 31 March 2012	4.56	19.3	4.01	0.2	19.5
Exercisable
At 31 March 2012	4.52	0.2	4.01	0.2	0.4
At 31 March 2011	4.83	1.2	4.03	0.4	1.6

Weighted average share price at exercise date
Year ended 31 March 2012	6.16	3.5	6.21	0.3	3.8
Year ended 31 March 2011	5.53	3.5	5.59	0.2	3.7

The weighted average remaining contractual life of options in the employee Sharesave scheme at 31 March 2012 was two years. These options have exercise prices between £3.80 and £5.73 per ordinary share. The aggregate intrinsic value of all options outstanding and exercisable at 31 March 2012 amounted to £47m and £2m respectively.

Annual Report and Accounts 2011/12 National Grid plc      167

Financial Statements

Notes to the consolidated financial statements continued

35. Share options and reward plans continued

Awards under share option and reward plans

	2012 pence	2011 pence	2010 pence
Share options
Average share price at date of grant	607.0	564.5	676.0
Average exercise price	496.0	445.0	520.0
Average fair value	90.5	137.0	161.1
Other share plans
Average share price at date of grant	602.1	493.3	598.2
Average fair value	483.2	327.8	355.6
Fair value calculation assumptions
	2012	2011	2010
Dividend yield (%)	6.4-6.9	4.4-5.0	4.4-5.0
Volatility (%)	25.4-28.0	22.4-26.1	22.4-26.1
Risk free investment rate (%)	0.6-1.2	2.5	2.5
Average life (years)	4.0	4.0	4.0

The fair values of awards under the Sharesave scheme have been calculated using the Black-Scholes European model. The fair value of awards with total shareholder return performance conditions are calculated using a Monte Carlo Simulation model. Fair values of other awards are calculated as the share price at grant date, less the present value of dividends not received in the vesting period.

Volatility was derived based on the following, and is assumed to revert from its current implied level to its long-run mean based on historical volatility under (ii) below:

(i)	implied volatility in traded options over the Company’s shares;

(ii)	historical volatility of the Company’s shares over a term commensurate with the expected life of each option; and

(iii)	implied volatility of comparator companies where options in their shares are traded.

Additional information in respect of share options

	2012 £m	2011 £m	2010 £m
Share options exercised
Cash received on exercise of all share options during the year	13	18	18
Tax benefits realised from share options exercised during the year	6	3	8

168      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

36. Subsidiary undertakings, joint ventures and associates

Principal subsidiary undertakings

The principal subsidiary undertakings included in the consolidated financial statements at 31 March 2012 are listed below. These undertakings are wholly-owned and, unless otherwise indicated, are incorporated in England and Wales.

Principal activity
National Grid Gas plc	Transmission and distribution of gas
National Grid Electricity Transmission plc	Transmission of electricity
New England Power Company (i)	Transmission of electricity
Massachusetts Electric Company (i)	Distribution of electricity
The Narragansett Electric Company (i)	Transmission and distribution of electricity
Niagara Mohawk Power Corporation (i)	Transmission of electricity and distribution of electricity and gas
National Grid Metering Limited	Metering services
National Grid Grain LNG Limited	LNG importation and storage
Boston Gas Company (i)	Distribution of gas
National Grid Generation LLC (i)	Generation of electricity
KeySpan Gas East Corporation (i)	Distribution of gas
The Brooklyn Union Gas Company (i)	Distribution of gas
NGG Finance plc	Financing
National Grid Property Holdings Limited	Property services
National Grid Holdings One plc	Holding company
Lattice Group plc	Holding company
National Grid USA (i)	Holding company
Niagara Mohawk Holdings, Inc. (i)	Holding company
National Grid Commercial Holdings Limited	Holding company
National Grid Holdings Limited	Holding company
KeySpan Corporation (i)	Holding company
National Grid Holdings Inc. (i)	Holding company
British Transco Finance Inc. (i)	Financing
British Transco International Finance BV (incorporated in the Netherlands)	Financing

(i)	Incorporated in the US.

Principal joint ventures and associates

The principal joint ventures and associated undertakings included in the financial statements at 31 March 2012 are listed below. These undertakings are incorporated in England and Wales (unless otherwise indicated).

	% of ordinary shares held	Principal activity
BritNed Development Limited	50	UK/Netherlands interconnector
Millennium Pipeline Company, LLC (i)	26.25	Transmission of gas
Iroquois Gas Transmission System, L.P. (i)	20.4	Transmission of gas

(i)	Incorporated in the US.

A full list of all subsidiary and associated undertakings is available from the Company Secretary & General Counsel of the Company.

Annual Report and Accounts 2011/12 National Grid plc      169

Financial Statements

Notes to the consolidated financial statements continued

37. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures

The following condensed consolidating financial information, comprising statements of comprehensive income, balance sheets and cash flow statements, is given in respect of National Grid Gas plc (Subsidiary guarantor), which became joint full and unconditional guarantor on 11 May 2004 with National Grid plc (Parent guarantor) of the 6.625% Guaranteed Notes due 2018 issued in June 1998 by British Transco Finance Inc., then known as British Gas Finance Inc. (issuer of notes). Condensed consolidating financial information is also provided in respect of Niagara Mohawk Power Corporation as a result of National Grid plc’s guarantee, dated 29 October 2007, of Niagara Mohawk’s 3.6% and 3.9% issued preferred shares. National Grid Gas plc, British Transco Finance Inc., and Niagara Mohawk Power Corporation are wholly-owned subsidiaries of National Grid plc.

The following financial information for National Grid plc, National Grid Gas plc, British Transco Finance Inc., and Niagara Mohawk Power Corporation on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities.

This financial information should be read in conjunction with the Company’s financial statements and footnotes presented in our 2011/12 Annual Report and Accounts.

Summary statements of comprehensive income are presented, on a consolidating basis, for the three years ended 31 March 2012. Summary statements of comprehensive income of National Grid plc and National Grid Gas plc are presented under IFRS measurement principles, as modified by the inclusion of the results of subsidiary undertakings on the basis of equity accounting principles.

The summary balance sheets of National Grid plc and National Grid Gas plc include the investments in subsidiaries recorded on the basis of equity accounting principles for the purposes of presenting condensed consolidating financial information under IFRS. The summary balance sheets present these investments within non-current financial and other investments.

The consolidation adjustments column includes the necessary amounts to eliminate the intercompany balances and transactions between National Grid plc, National Grid Gas plc, British Transco Finance Inc., Niagara Mohawk Power Corporation and other subsidiaries.

170      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

37. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures continued

Summary statements of comprehensive income for the year ended 31 March 2012 – IFRS

	Parent guarantor	Issuer of notes			Subsidiary guarantor
		Niagara
		Mohawk	British		National			National
	National	Power	Transco		Grid Gas	Other	Consolidation	Grid
	Grid plc	Corporation	Finance Inc.		plc	subsidiaries	adjustments	consolidated
	£m	£m	£m		£m	£m	£m	£m
Revenue	–	2,269	–		2,909	8,828	(174)	13,832
Operating costs
Depreciation and amortisation	–	(115)	–		(491)	(666)	–	(1,272)
Payroll costs	–	(273)	–		(228)	(970)	–	(1,471)
Purchases of electricity	–	(530)	–		–	(915)	–	(1,445)
Purchases of gas	–	(169)	–		(133)	(1,221)	–	(1,523)
Rates and property taxes	–	(137)	–		(236)	(582)	–	(955)
Balancing Service Incentive Scheme	–	–	–		–	(818)	–	(818)
Payments to other UK network owners	–	–	–		–	(407)	–	(407)
Other operating costs	1	(501)	–		(486)	(1,590)	174	(2,402)
	1	(1,725)	–		(1,574)	(7,169)	174	(10,293)
Operating profit	1	544	–		1,335	1,659	–	3,539
Net finance costs	(133)	(71)	–		(406)	(377)	–	(987)
Dividends receivable	–	–	–		–	350	(350)	–
Interest in equity accounted affiliates	2,141	–	–		5	7	(2,146)	7
Profit before tax	2,009	473	–		934	1,639	(2,496)	2,559
Taxation	27	(195)	–		(102)	(251)	–	(521)
Profit for the year	2,036	278	–	(i )	832	1,388	(2,496)	2,038
Amounts recognised in other comprehensive income (ii)	(887)	(50)	–		9	(880)	921	(887)
Total comprehensive income for the year	1,149	228	–		841	508	(1,575)	1,151
Attributable to:
Equity shareholders	1,149	228	–		841	506	(1,575)	1,149
Non-controlling interests	–	–	–		–	2	–	2
	1,149	228	–		841	508	(1,575)	1,151

(i)	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

(ii)	Includes other comprehensive income relating to interest in equity accounted affiliates.

Annual Report and Accounts 2011/12 National Grid plc      171

Financial Statements

Notes to the consolidated financial statements continued

37. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures continued

Summary statements of comprehensive income for the year ended 31 March 2011 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Revenue	–	2,606	–	2,739	9,174	(176)	14,343
Operating costs
Depreciation and amortisation	–	(133)	–	(455)	(664)	–	(1,252)
Payroll costs	–	(288)	–	(236)	(972)	–	(1,496)
Purchases of electricity	–	(628)	–	–	(854)	–	(1,482)
Purchases of gas	–	(244)	–	(141)	(1,635)	–	(2,020)
Rates and property taxes	–	(151)	–	(239)	(555)	–	(945)
Balancing Service Incentive Scheme	–	–	–	–	(581)	–	(581)
Payments to other UK network owners	–	–	–	–	(298)	–	(298)
Other operating costs	–	(375)	–	(489)	(1,836)	176	(2,524)
	–	(1,819)	–	(1,560)	(7,395)	176	(10,598)
Operating profit	–	787	–	1,179	1,779	–	3,745
Net finance costs	(261)	(119)	–	(395)	(353)	–	(1,128)
Dividends receivable	–	–	–	–	400	(400)	–
Interest in equity accounted affiliates	2,360	–	–	7	7	(2,367)	7
Profit before tax	2,099	668	–	791	1,833	(2,767)	2,624
Taxation	64	(236)	–	(97)	(192)	–	(461)
Profit for the year	2,163	432	–(i)	694	1,641	(2,767)	2,163
Amounts recognised in other comprehensive income (ii)	301	49	–	7	351	(407)	301
Total comprehensive income for the year	2,464	481	–	701	1,992	(3,174)	2,464
Attributable to:
Equity shareholders	2,460	481	–	701	1,988	(3,170)	2,460
Non-controlling interests	4	–	–	–	4	(4)	4
	2,464	481	–	701	1,992	(3,174)	2,464

(i)	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.
(ii)	Includes other comprehensive income relating to interest in equity accounted affiliates.

172      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

37. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures continued

Summary statements of comprehensive income for the year ended 31 March 2010 – IFRS

	Parent guarantor	Issuer of notes			Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m		National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Revenue	–	2,409	–		2,787	9,008	(197)	14,007
Operating costs
Depreciation and amortisation	–	(131)	–		(430)	(633)	–	(1,194)
Payroll costs	–	(274)	–		(224)	(904)	–	(1,402)
Purchases of electricity	–	(575)	–		–	(998)	–	(1,573)
Purchases of gas	–	(253)	–		(155)	(1,834)	–	(2,242)
Rates and property taxes	–	(126)	–		(248)	(533)	–	(907)
Balancing Service Incentive Scheme	–	–	–		–	(691)	–	(691)
Payments to other UK network owners	–	–	–		–	(260)	–	(260)
Other operating costs	4	(435)	–		(633)	(1,578)	197	(2,445)
	4	(1,794)	–		(1,690)	(7,431)	197	(10,714)
Operating profit	4	615	–		1,097	1,577	–	3,293
Net finance costs	(227)	(96)	–		(224)	(561)	–	(1,108)
Dividends receivable	–	–	–		–	300	(300)	–
Interest in equity accounted affiliates	1,558	–	–		12	8	(1,570)	8
Profit before tax	1,335	519	–		885	1,324	(1,870)	2,193
Taxation	54	(225)	–		(285)	(348)	–	(804)
Profit for the year	1,389	294	–	(i)	600	976	(1,870)	1,389
Amounts recognised in other comprehensive income (ii)	(508)	(22)	–		(47)	(473)	542	(508)
Total comprehensive income for the year	881	272	–		553	503	(1,328)	881
Attributable to:
Equity shareholders	879	272	–		553	501	(1,326)	879
Non-controlling interests	2	–	–		–	2	(2)	2
	881	272	–		553	503	(1,328)	881

(i)	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.
(ii)	Includes other comprehensive income relating to interest in equity accounted affiliates.

Annual Report and Accounts 2011/12 National Grid plc      173

Financial Statements

Notes to the consolidated financial statements continued

37. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures continued

Balance sheets as at 31 March 2012 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Non-current assets
Goodwill	–	701	–	–	4,075	–	4,776
Other intangible assets	–	9	–	229	308	–	546
Property, plant and equipment	–	4,038	–	11,650	18,013	–	33,701
Deferred tax assets	1	–	–	–	–	(1)	–
Other non-current assets	–	2	–	11	82	–	95
Amounts owed by subsidiary undertakings	537	–	–	5,611	–	(6,148)	–
Pension assets	–	155	–	–	–	–	155
Financial and other investments	10,811	22	–	37	9,838	(20,116)	592
Derivative financial assets	624	–	–	856	339	–	1,819
Total non-current assets	11,973	4,927	–	18,394	32,655	(26,265)	41,684
Current assets
Inventories and current intangible assets	–	36	–	25	315	–	376
Trade and other receivables	4	405	–	282	1,280	–	1,971
Amounts owed by subsidiary undertakings	9,346	32	191	173	9,740	(19,482)	–
Financial and other investments	830	22	–	432	1,107	–	2,391
Derivative financial assets	207	–	–	85	135	(110)	317
Cash and cash equivalents	26	1	–	–	305	–	332
Total current assets	10,413	496	191	997	12,882	(19,592)	5,387
Assets of businesses held for sale	–	–	–	–	264	–	264
Total assets	22,386	5,423	191	19,391	45,801	(45,857)	47,335
Current liabilities
Borrowings	(897)	(12)	(4)	(832)	(747)	–	(2,492)
Derivative financial liabilities	(202)	–	–	(52)	(18)	110	(162)
Trade and other payables	(37)	(258)	–	(573)	(1,817)	–	(2,685)
Amounts owed to subsidiary undertakings	(8,429)	(260)	–	(1,051)	(9,742)	19,482	–
Current tax liabilities	–	(173)	–	(21)	(189)	–	(383)
Provisions	–	(22)	–	(57)	(203)	–	(282)
Total current liabilities	(9,565)	(725)	(4)	(2,586)	(12,716)	19,592	(6,004)
Non-current liabilities
Borrowings	(3,119)	(1,309)	(187)	(6,568)	(9,350)	–	(20,533)
Derivative financial liabilities	(463)	–	–	(391)	(415)	–	(1,269)
Other non-current liabilities	–	(235)	–	(1,079)	(607)	–	(1,921)
Amounts owed to subsidiary undertakings	–	–	–	–	(6,148)	6,148	–
Deferred tax liabilities	–	(400)	–	(1,824)	(1,515)	1	(3,738)
Pensions and other post-retirement benefit obligations	–	(913)	–	–	(2,175)	–	(3,088)
Provisions	–	(248)	–	(102)	(1,099)	–	(1,449)
Total non-current liabilities	(3,582)	(3,105)	(187)	(9,964)	(21,309)	6,149	(31,998)
Liabilities of businesses held for sale	–	–	–	–	(87)	–	(87)
Total liabilities	(13,147)	(3,830)	(191)	(12,550)	(34,112)	25,741	(38,089)
Net assets	9,239	1,593	–	6,841	11,689	(20,116)	9,246
Equity
Called up share capital	422	117	–	45	182	(344)	422
Share premium account	1,355	1,835	–	204	7,426	(9,465)	1,355
Retained earnings	12,297	(363)	–	5,287	4,303	(9,227)	12,297
Other equity reserves	(4,835)	4	–	1,305	(229)	(1,080)	(4,835)
Shareholders’ equity	9,239	1,593	–	6,841	11,682	(20,116)	9,239
Non-controlling interests	–	–	–	–	7	–	7
Total equity	9,239	1,593	–	6,841	11,689	(20,116)	9,246

174      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

37. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures continued

Balance sheets as at 31 March 2011 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Non-current assets
Goodwill	–	697	–	–	4,079	–	4,776
Other intangible assets	–	4	–	185	312	–	501
Property, plant and equipment	–	3,876	–	11,290	16,790	–	31,956
Deferred tax assets	4	–	–	–	–	(4)	–
Other non-current assets	–	64	–	10	61	–	135
Amounts owed by subsidiary undertakings	311	–	–	5,611	–	(5,922)	–
Pension assets	–	154	–	–	402	–	556
Financial and other investments	9,504	20	–	30	9,841	(18,802)	593
Derivative financial assets	576	–	–	535	159	–	1,270
Total non-current assets	10,395	4,815	–	17,661	31,644	(24,728)	39,787
Current assets
Inventories and current intangible assets	–	24	–	40	256	–	320
Trade and other receivables	3	498	–	217	1,494	–	2,212
Amounts owed by subsidiary undertakings	9,985	16	190	107	9,552	(19,850)	–
Financial and other investments	1,424	12	–	223	1,280	–	2,939
Derivative financial assets	244	–	–	80	198	(54)	468
Cash and cash equivalents	200	2	–	83	99	–	384
Total current assets	11,856	552	190	750	12,879	(19,904)	6,323
Assets of businesses held for sale	–	–	–	–	290	–	290
Total assets	22,251	5,367	190	18,411	44,813	(44,632)	46,400
Current liabilities
Borrowings	(1,125)	(11)	(4)	(410)	(1,402)	–	(2,952)
Derivative financial liabilities	(194)	–	–	(22)	(28)	54	(190)
Trade and other payables	(34)	(259)	–	(654)	(1,881)	–	(2,828)
Amounts owed to subsidiary undertakings	(7,957)	(422)	–	(1,171)	(10,300)	19,850	–
Current tax liabilities	–	(222)	–	(23)	(258)	–	(503)
Provisions	–	(22)	–	(79)	(252)	–	(353)
Total current liabilities	(9,310)	(936)	(4)	(2,359)	(14,121)	19,904	(6,826)
Non-current liabilities
Borrowings	(3,628)	(1,293)	(186)	(6,535)	(8,604)	–	(20,246)
Derivative financial liabilities	(253)	–	–	(85)	(66)	–	(404)
Other non-current liabilities	–	(291)	–	(1,097)	(556)	–	(1,944)
Amounts owed to subsidiary undertakings	–	–	–	–	(5,922)	5,922	–
Deferred tax liabilities	–	(286)	–	(1,873)	(1,611)	4	(3,766)
Pensions and other post-retirement benefit obligations	–	(967)	–	–	(1,607)	–	(2,574)
Provisions	–	(243)	–	(121)	(1,097)	–	(1,461)
Total non-current liabilities	(3,881)	(3,080)	(186)	(9,711)	(19,463)	5,926	(30,395)
Liabilities of businesses held for sale	–	–	–	–	(110)	–	(110)
Total liabilities	(13,191)	(4,016)	(190)	(12,070)	(33,694)	25,830	(37,331)
Net assets	9,060	1,351	–	6,341	11,119	(18,802)	9,069
Equity
Called up share capital	416	116	–	45	183	(344)	416
Share premium account	1,361	1,825	–	204	7,183	(9,212)	1,361
Retained earnings	12,153	(591)	–	4,796	3,962	(8,167)	12,153
Other equity reserves	(4,870)	1	–	1,296	(218)	(1,079)	(4,870)
Shareholders’ equity	9,060	1,351	–	6,341	11,110	(18,802)	9,060
Non-controlling interests	–	–	–	–	9	–	9
Total equity	9,060	1,351	–	6,341	11,119	(18,802)	9,069

Annual Report and Accounts 2011/12 National Grid plc      175

Financial Statements

Notes to the consolidated financial statements continued

37. National Grid Gas plc and Niagara Mohawk Power Corporation additional disclosures continued

Cash flow statements

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Year ended 31 March 2012
Net cash provided by operating activities	75	441	–	1,596	2,116	–	4,228
Net cash provided by/(used in) investing activities	559	(287)	–	(1,171)	(1,166)	(306)	(2,371)
Net cash (used in)/provided by financing activities	(808)	(155)	–	(502)	(741)	306	(1,900)
Net (decrease)/increase in cash and cash equivalents in the year	(174)	(1)	–	(77)	209	–	(43)
Year ended 31 March 2011
Net cash provided by operating activities	55	742	–	1,596	2,465	–	4,858
Net cash provided by/(used in) investing activities	2,127	(377)	–	(909)	(1,850)	(3,765)	(4,774)
Net cash (used in)/provided by financing activities	(2,180)	(365)	–	(621)	(1,029)	3,765	(430)
Net increase/(decrease) in cash and cash equivalents in the year	2	–	–	66	(414)	–	(346)
Year ended 31 March 2010
Net cash provided by operating activities	–	527	–	1,449	2,540	–	4,516
Net cash provided by/(used in) investing activities	600	(307)	–	(367)	(1,451)	(807)	(2,332)
Net cash (used in)/provided by financing activities	(637)	(222)	–	(1,088)	(1,072)	807	(2,212)
Net (decrease)/increase in cash and cash equivalents in the year	(37)	(2)	–	(6)	17	–	(28)

Cash dividends were received by National Grid plc from subsidiary undertakings amounting to £200m during the year ended 31 March 2012 (2011: £150m; 2010: £504m).

176      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Company accounting policies

A. Basis of preparation of individual financial statements under UK GAAP

These individual financial statements of the Company have been prepared in accordance with applicable UK accounting and financial reporting standards and the Companies Act 2006. They have been prepared on an historical cost basis, except for the revaluation of financial instruments, and are presented in pounds sterling, which is the currency of the primary economic environment in which the Company operates.

The Company has not presented its own profit and loss account as permitted by section 408 of the Companies Act 2006.

The Company has taken advantage of the exemptions in FRS 8 ‘Related Party Disclosures’ from disclosing transactions with other members of the National Grid plc group of companies.

In accordance with exemptions under FRS 29 ‘Financial Instruments: Disclosures’, the Company has not presented the financial instruments disclosures required by the standard, as disclosures which comply with the standard are included in the consolidated financial statements.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

B. Fixed asset investments

Investments held as fixed assets are stated at cost less any provisions for impairment. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are calculated such that the carrying value of the fixed asset investment is the lower of its cost or recoverable amount. Recoverable amount is the higher of its net realisable value and its value-in-use.

C. Taxation

Current tax for the current and prior periods is provided at the amount expected to be paid or recovered using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or the right to pay less tax, at a future date, at tax rates expected to apply when the timing differences reverse based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

D. Foreign currencies

Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at closing exchange rates.

Gains and losses arising on retranslation of monetary assets and liabilities are included in the profit and loss account.

E. Financial instruments

Financial assets, liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities and is recorded at the proceeds received, net of direct issue costs, with an amount equal to the nominal amount of the shares issued included in the share capital account and the balance recorded in the share premium account.

Loans receivable are carried at amortised cost using the effective interest method less any allowance for estimated impairments. A provision is established for impairments when there is objective evidence that the Company will not be able to collect all amounts due under the original terms of the loan. Interest income, together with losses when the loans are impaired are recognised using the effective interest method in the profit and loss account.

Current asset financial investments are recognised at fair value plus directly related incremental transaction costs and are subsequently carried at fair value on the balance sheet. Changes in the fair value of investments classified as available-for-sale are recognised directly in equity, until the investment is disposed of or is determined to be impaired. At this time, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period. Investment income on investments classified as available-for-sale is recognised in the profit and loss account as it accrues.

Borrowings, which include interest-bearing loans and overdrafts are recorded at their initial fair value which normally reflects the proceeds received, net of direct issue costs less any repayments. Subsequently, these are stated at amortised cost, using the effective interest method.

Any difference between proceeds and the redemption value is recognised over the term of the borrowing in the profit and loss account using the effective interest method.

Derivative financial instruments are recorded at fair value. Where the fair value of a derivative is positive, it is carried as a derivative asset, and where negative as a liability. Assets and liabilities on different transactions are only netted if the transactions are with the same counterparty, a legal right of set off exists and the cash flows are intended to be settled on a net basis. Gains and losses arising from changes in fair value are included in the profit and loss account in the period they arise.

Where derivatives are embedded in other financial instruments that are closely related to those instruments, no adjustment is made with respect to such derivative clauses. Otherwise the derivative is recorded separately at fair value on the balance sheet.

The fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for issued liabilities. When independent prices are not available, fair values are determined by using valuation techniques which are consistent with techniques commonly used by the relevant market. The techniques use observable market data.

Annual Report and Accounts 2011/12 National Grid plc 177

Financial Statements

Company accounting policies continued

F. Hedge accounting

The Company enters into derivatives and non-derivative financial instruments in order to manage its interest rate and foreign currency exposures, with a view to managing these risks associated with the Company’s underlying business activities and the financing of those activities. The principal derivatives used include interest rate swaps, forward rate agreements, currency swaps, forward foreign currency contracts and interest rate swaptions.

Hedge accounting allows derivatives to be designated as a hedge of another (non-derivative) financial instrument, to mitigate the impact of potential volatility in the profit and loss account. The Company uses two hedge accounting methods.

Firstly, changes in the carrying value of financial instruments that are designated and effective as hedges of future cash flows (cash flow hedges) are recognised directly in equity and any ineffective portion is recognised immediately in the profit and loss account. Amounts deferred in equity in respect of cash flow hedges are subsequently recognised in the profit and loss account in the same period in which the hedged item affects net profit or loss.

Secondly, changes in the carrying value of financial instruments that are designated as hedges of the changes in the fair value of assets or liabilities (fair value hedges) are recognised in the profit and loss account. An offsetting amount is recorded as an adjustment to the carrying value of hedged items, with a corresponding entry in the profit and loss account, to the extent that the change is attributable to the risk being hedged and that the fair value hedge is effective.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the profit and loss account as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gains or losses relating to cash flow hedges recognised in equity are initially retained in equity and subsequently recognised in the profit and loss account in the same periods in which the previously hedged item affects net profit or loss. For fair value hedges the cumulative adjustment recorded to its carrying value at the date hedge accounting is discontinued is amortised to the profit and loss account using the effective interest method.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the profit and loss account immediately.

G. Parent Company guarantees

The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. In the event of default or non performance by the subsidiary, the Company recognises such guarantees as insurance contracts, at fair value with a corresponding increase in the carrying value of the investment.

H. Share awards to employees of subsidiary undertakings

The Company issues equity-settled, share-based payments to certain employees of subsidiary undertakings, detailed in the Directors’ Report, including the Remuneration Report and in note 35 to the consolidated financial statements.

Equity-settled, share-based payments are measured at fair value at the date of grant. The Company has no employees. Equity-settled, share-based payments that are made available to employees of the Company’s subsidiaries are treated as increases in equity over the vesting period of the award, with a corresponding increase in the Company’s investments in subsidiaries, based on an estimate of the number of shares that will eventually vest. Where payments are subsequently received from subsidiaries, these are accounted for as a return of a capital contribution and credited against the Company’s investments in subsidiaries.

I. Dividends

Interim dividends are recognised when they are paid to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.

178      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Company balance sheet

at 31 March

	Notes	2012 £m	2011 £m
Fixed assets
Investments	1	8,157	7,890
Current assets
Debtors (amounts falling due within one year)	2	9,350	9,988
Debtors (amounts falling due after more than one year)	2	538	315
Derivative financial instruments (amounts falling due within one year)	4	207	244
Derivative financial instruments (amounts falling due after more than one year)	4	624	576
Current asset investments	5	855	1,624
Cash at bank and in hand		1	–

		11,575	12,747

Creditors (amounts falling due within one year)	3	(9,565)	(9,310)
Net current assets		2,010	3,437
Total assets less current liabilities		10,167	11,327
Creditors (amounts falling due after more than one year)
Borrowings	6	(3,119)	(3,628)
Derivative financial instruments	4	(463)	(253)
		(3,582)	(3,881)
Net assets		6,585	7,446
Capital and reserves
Called up share capital	7	422	416
Share premium account	8	1,355	1,361
Cash flow hedge reserve	8	9	2
Other equity reserves	8	220	196
Profit and loss account	8	4,579	5,471
Total shareholders’ funds	9	6,585	7,446

Parent Company guarantees are shown in note 10 to the Company financial statements on page 183.

The notes on pages 180 to 183 form part of the individual financial statements of the Company, which were approved by the Board of Directors on 16 May 2012 and were signed on its behalf by:

Sir Peter Gershon Chairman

Andrew Bonfield Finance Director

Annual Report and Accounts 2011/12 National Grid plc      179

Financial Statements

Notes to the Company financial statements

1. Fixed asset investments

Shares in subsidiary undertakings £m
At 1 April 2010	7,865
Additions	25
At 31 March 2011	7,890
Additions	267
At 31 March 2012	8,157

During the year there was a capital contribution of £24m (2011: £25m) which represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes. Furthermore on 22 August 2011, the Company acquired a further 69,242 ordinary shares of £1 each in National Grid (US) Holdings Limited for a total consideration of £243m.

The names of the principal subsidiary undertakings, joint ventures and associates are included in note 36 in the consolidated financial statements. The Directors believe that the carrying value of the investments is supported by the fair value of their underlying net assets.

2. Debtors

	2012 £m	2011 £m
Amounts falling due within one year:
Amounts owed by subsidiary undertakings	9,346	9,985
Prepayments and accrued income	4	3
	9,350	9,988
Amounts falling due after more than one year:
Amounts owed by subsidiary undertakings	537	311
Deferred taxation	1	4
	538	315

		Deferred taxation £m
At 1 April 2010		2
Charged to the profit and loss account		(2)
Credited to equity		4
At 31 March 2011		4
Charged to the profit and loss account		(1)
Charged to equity		(2)
At 31 March 2012		1

3. Creditors (amounts falling due within one year)

	2012 £m	2011 £m
Borrowings (note 6)	897	1,125
Derivative financial instruments (note 4)	202	194
Amounts owed to subsidiary undertakings	8,429	7,957
Other creditors	37	34
	9,565	9,310

180      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

4. Derivative financial instruments

The fair values of derivative financial instruments are:

	2012			2011
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Amounts falling due within one year	207	(202)	5	244	(194)	50
Amounts falling due after more than one year	624	(463)	161	576	(253)	323
	831	(665)	166	820	(447)	373

For each class of derivative the notional contract* amounts are as follows:

	000000	000000
	2012 £m	2011 £m
Interest rate swaps	(8,624)	(9,328)
Cross-currency interest rate swaps	(3,829)	(4,886)
Foreign exchange forward contracts	(9,801)	(9,334)
Forward rate agreements	–	(10,670)
Total	(22,254)	(34,218)

*The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the balance sheet date

5. Current asset investments

	000000	000000
	2012 £m	2011 £m
Investments in short-term money funds	705	1,375
Short-term deposits	34	200
Restricted cash balances – collateral	116	49
	855	1,624

6. Borrowings

The following table analyses the Company’s total borrowings:

	000000	000000
	2012 £m	2011 £m
Amounts falling due within one year:
Bank loans	134	172
Bonds	763	953
	897	1,125
Amounts falling due after more than one year:
Bank loans	125	133
Bonds	2,994	3,495
	3,119	3,628
Total borrowings	4,016	4,753

	2012 £m	2011 £m
Total borrowings are repayable as follows:
Less than 1 year	897	1,125
In 1-2 years	373	714
In 2-3 years	826	381
In 3-4 years	48	851
In 4-5 years	654	48
More than 5 years, other than by instalments	1,218	1,634
	4,016	4,753

The notional amount of borrowings outstanding as at 31 March 2012 was £3,878m (2011: £4,608m). For further information on significant borrowings, refer to note 34 in the consolidated financial statements.

Annual Report and Accounts 2011/12 National Grid plc      181

Financial Statements

Notes to the Company financial statements continued

7. Called up share capital

	Allotted, called up and fully paid
Ordinary shares	millions	£m
At 1 April 2010	2,617	298
Rights issue	990	113
Issued during the year in lieu of dividends (i)	41	5
At 31 March 2011	3,648	416
Issued during the year in lieu of dividends (i)	53	6
At 31 March 2012	3,701	422

(i)	The issue of shares in lieu of dividends is considered to be a bonus issue under the terms of the Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

During the year ended 31 March 2011, the Company completed a rights issue. The structure of the rights issue initially gave rise to a merger reserve (included within other equity reserves below) under section 612 of the Companies Act 2006. Following the receipt of the cash proceeds through the structure, the excess of the net proceeds over the nominal value of the share capital issued was transferred from the merger reserve to the profit and loss account.

For further information on share capital, refer to note 25 in the consolidated financial statements.

8. Reserves

	Share premium account £m	Cash flow hedge reserve £m	Other equity reserves £m	Profit and loss account £m
At 1 April 2010	1,366	14	171	3,261
Transferred from equity in respect of cash flow hedges (net of tax)	–	(12)	–	–
Merger reserve created on rights issue	–	–	3,101	–
Transfer to distributable reserves	–	–	(3,101)	3,101
Shares issued in lieu of dividends	(5)	–	–	–
Purchase of own shares	–	–	–	(3)
Issue of treasury shares	–	–	–	18
Share awards to employees of subsidiary undertakings	–	–	25	–
Loss for the year	–	–	–	(906)
At 31 March 2011	1,361	2	196	5,471
Transferred from equity in respect of cash flow hedges (net of tax)	–	7	–	–
Shares issued in lieu of dividends	(6)	–	–	–
Purchase of own shares	–	–	–	(4)
Issue of treasury shares	–	–	–	13
Share awards to employees of subsidiary undertakings	–	–	24	–
Loss for the year	–	–	–	(901)
At 31 March 2012	1,355	9	220	4,579

There were no gains and losses, other than losses for the years stated above; therefore no separate statement of total recognised gains and losses has been presented. At 31 March 2012, £273m (2011: £623m) of the profit and loss account reserve relating to gains on intra-group transactions was not distributable to shareholders.

182      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

9. Reconciliation of movements in shareholders’ funds

	2012 £m	2011 £m
Profit /(loss)for the year after taxation	105	(48)
Dividends (i)	(1,006)	(858)
Loss for the financial year	(901)	(906)
Proceeds of issue of treasury shares	13	18
Purchase of own shares	(4)	(3)
Movement on cash flow hedge reserve (net of tax)	7	(12)
Share awards to employees of subsidiary undertakings	24	25
Rights issue	–	3,214
Net (decrease)/increase in shareholders’ funds	(861)	2,336
Opening shareholders’ funds	7,446	5,110
Closing shareholders’ funds	6,585	7,446

(i)	For further details of dividends paid and payable to shareholders, refer to note 7 in the consolidated financial statements.

10. Parent Company guarantees

The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. At 31 March 2012, the sterling equivalent amounted to £703m (2011: £1,874m). The guarantees are for varying terms from less than one year to open-ended.

11. Audit fees

The audit fee in respect of the parent Company was £25,000 (2011: £25,000). Fees payable to PricewaterhouseCoopers LLP for non-audit services to the Company are not required to be disclosed as they are included within note 2 to the consolidated financial statements.

Annual Report and Accounts 2011/12 National Grid plc      183

Additional Information

Additional disclosures

Change of control provisions

No compensation would be paid for loss of office of Directors on a change of control of the Company. As at 31 March 2012, the Company had undrawn borrowing facilities with a number of its banks of £0.8 billion available to it and a further £1.3 billion of drawn bank loans which, on a change of control of the Company following a takeover bid, may alter or terminate. All the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time. In the event of a change of control of the Company a number of governmental and regulatory consents or approvals are likely to be required arising from laws or regulations of the UK, US or the EU.

No other agreements that take effect, alter or terminate upon a change of control of the Company following a takeover bid are considered to be significant in terms of their potential impact on the business as a whole.

Charitable donations

During 2011/12, approximately £16 million (2010/11: £13 million; 2009/10: £11 million) was invested in support of community initiatives and relationships focusing on education and skills (£7 million), environment and energy (£5 million), community development (£3 million) and various other areas (less than £1 million). The London Benchmarking Group model was used to assess this overall community investment. Direct donations to charitable organisations amounted to £4 million (2010/11: £0.8 million; 2009/10: £1.1 million), a proportion of which was donated via our employee community grant schemes which support and encourage employee fundraising and volunteering. In addition to our donations, financial support was provided for our affordable warmth programme, education programme, university research and our young offenders programme.

Code of Ethics

In accordance with US legal requirements, the Board has adopted a Code of Ethics for senior financial professionals. This code is available on our website at www.nationalgrid.com (where any amendments or waivers will also be posted). There were no amendments to, or waivers of, our Code of Ethics during the year.

Conflicts of interest

The Board continues to monitor and note possible conflicts of interest that each Director may have and Directors are reminded of their continuing obligations in relation to conflicts at each Board meeting. Potential conflicts are considered and, if appropriate, approved and noted, with the conflicted Director not voting on the matter. During the year ended 31 March 2012, the Board has been advised by the Directors of a number of situations in relation to which no actual conflict of interest was identified and has therefore authorised such situations in accordance with its powers as set out in the Articles of Association.

Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards

The Company is listed on the NYSE and is therefore required to disclose differences in its corporate governance practices adopted as a UK listed company, compared with those of a US company.

The corporate governance practices of the Company are primarily based on the requirements of the UK Corporate Governance Code (the Code) but substantially conform to those required of US companies listed on the NYSE. The following is a summary of the significant ways in which the Company’s corporate governance practices differ from those followed by US companies under the Section 303A Corporate Governance Standards of the NYSE.

—	The NYSE rules and the Code apply different tests for the independence of Board members.
—

The NYSE rules require a separate nominating/corporate governance committee composed entirely of independent directors. There is, however, no requirement for a separate corporate governance committee in the UK. Under the Company’s corporate governance policies, all Directors on the Board discuss and decide upon governance issues and the Nominations Committee makes recommendations to the Board with regard to certain of the responsibilities of a corporate governance committee.

—

The NYSE rules require listed companies to adopt and disclose corporate governance guidelines. While the Company reports compliance with the Code in each Annual Report and Accounts, the UK requirements do not require the Company to adopt and disclose separate corporate governance guidelines.

—

The NYSE rules require a separate audit committee composed of at least three independent members. While the Company’s Audit Committee, having a membership of five independent Non-executive Directors, exceeds the NYSE’s minimum membership requirements, it should be noted that the quorum for a meeting of the Audit Committee, of two independent Non-executive Directors, is less than the minimum membership requirements under the NYSE rules.

Directors’ indemnity

The Company has arranged, in accordance with the Companies Act 2006 and the Articles of Association, qualifying third party indemnities against financial exposure that Directors may incur in the course of their professional duties. Equivalent qualifying third party indemnities were, and remain, in force for the benefit of those Directors who stood down from the Board during the year ended 31 March 2012. Alongside these indemnities, the Company places Directors’ and Officers’ liability insurance cover for each Director.

Material interests in shares

As at 31 March 2012, National Grid had been notified of the following holdings in voting rights of 3% or more in the issued share capital of the Company:

	Number of ordinary shares	% of voting rights*
Capital Group Companies, Inc	357,303,376	10.02
Black Rock Inc	182,630,798	5.21
Crescent Holding GmbH	149,414,285	4.25
Legal and General Group plc	138,503,443	3.99

*This number is calculated in relation to the issued share capital at the time the holding was disclosed

As at 16 May 2012, no further notifications had been received.

The rights attached to ordinary shares are detailed on page 107. All ordinary shares carry the same voting rights.

184 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

Policy and practice on payment of creditors

It is National Grid’s policy to include in contracts or other agreements terms of payment with suppliers. Once agreed, National Grid aims to abide by these payment terms. The average creditor payment period at 31 March 2012 for National Grid’s principal operations in the UK was 22 days (20 days at 31 March 2011).

Political donations and expenditure

National Grid made no donations in the UK or EU during the year, including donations as defined for the purposes of the Political Parties, Elections and Referendums Act 2000. National Grid USA and certain of its subsidiaries made political donations in the US of $99,900 (£62,500) (2010/11: $151,000; 2009/10: $177,000) during the year to affiliated Federal and New York and New Hampshire state political action committees (PACs). National Grid USA’s affiliated New York PACs were funded partly by contributions from National Grid USA and certain of its subsidiaries and partly by voluntary employee contributions. National Grid USA’s affiliated New Hampshire PAC, which was terminated in July 2011, was funded wholly by contributions from National Grid USA and certain of its subsidiaries. National Grid USA’s affiliated federal PACs were funded wholly by voluntary employee contributions.

Post balance sheet events

There have been no material post balance sheet events.

Research and development

Expenditure on research and development during the year was £15 million (2010/11: £16 million; 2009/10: £19 million). This included development of new materials for use in the electricity transmission business and research into low carbon energy such as carbon capture and storage.

Shareholder analysis

The following table includes a brief analysis of shareholder numbers and shareholdings as at 31 March 2012.

Size of shareholding	Number of share- holders	% of share- holders	Number of shares	% of shares
1–50	183,517	17.4198	5,401,533	0.1549
51–100	292,984	27.8106	20,759,355	0.5609
101–500	455,820	43.2673	95,147,582	2.5709
501–1,000	60,760	5.7675	42,480,072	1.1478
1,001–10,000	57,254	5.4347	140,298,337	3.7909
10,001–50,000	2,079	0.1973	37,747,023	1.0199
50,001–100,000	226	0.0215	16,031,738	0.4332
100,001–500,000	434	0.0412	104,092,811	2.8126
500,001–1,000,000	135	0.0128	96,698,260	2.6128
1,000,001+	289	0.0274	3,142,292,831	84.905
Total	1,053,498	100	3,700,949,542	100

Key milestones

Some of the key dates and actions in the history of National Grid are listed below. The full history goes back much further.

1986	British Gas incorporated as a public limited company
1990	Electricity transmission network in England and Wales transferred to National Grid on electricity privatisation
1995	National Grid listed on the London Stock Exchange
1997	Centrica demerged from British Gas (BG)
1997	Energis demerged from National Grid
2000	Lattice Group demerged from BG and listed separately
2000	New England Electric System and Eastern Utilities Associates acquired
2002	Niagara Mohawk Power Corporation merged with National Grid in US
2002	National Grid and Lattice Group merged to form National Grid Transco
2004	UK wireless infrastructure network acquired from Crown Castle International Corp
2005	Four UK regional gas distribution networks sold and National Grid adopted as our name
2006	Rhode Island gas distribution network acquired
2007	UK and US wireless infrastructure operations and the Basslink electricity interconnector in Australia sold
2007	KeySpan Corporation acquired
2008	Ravenswood generation station sold
2010	Rights issue raised £3.2 billion

Capital Gains Tax (CGT)

CGT information relating to National Grid shares for UK resident shareholders can be found on our website under Investors. Share prices on specific dates can also be found on our website.

Property, plant and equipment

This information can be found under the heading note 10 property, plant and equipment on page 137, operating across two geographies on page 15 and principal operations on pages 64 to 71.

Employees

We negotiate with recognised unions. It is our policy to maintain well developed communications and consultation programmes and there have been no material disruptions to our operations from labour disputes during the past five years. National Grid believes that it can conduct its relationships with trade unions and employees in a satisfactory manner.

Unresolved SEC staff comments

There are no unresolved staff comments required to be reported.

Annual Report and Accounts 2011/12 National Grid plc      185

Additional Information

Additional disclosures continued

The offer and listing

Price history

The following table shows the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated.

	Ordinary share (pence)		ADS ($)
	High	Low	High	Low

2011/12	660.50	545.50	52.18	45.80
2010/11*	666.00	474.80	51.00	36.72
2009/10	685.50	511.00	56.59	38.25
2008/09	754.00	515.00	74.89	36.64
2007/08	863.00	686.00	86.58	69.22
2011/12 Q4	660.50	605.50	51.86	46.85
Q3	653.50	590.00	51.53	46.49
Q2	650.59	545.50	51.00	45.80
Q1	639.00	581.50	52.18	46.93
2010/11 Q4	598.31	521.50	48.41	42.29
Q3	600.50	536.50	48.88	42.76
Q2	565.00	480.30	44.17	36.72
Q1	666.00	474.80	51.00	36.77
April 2012	674.50	627.00	54.18	49.85
March 2012	660.50	622.50	51.86	49.78
February 2012	651.50	620.00	51.37	49.38
January 2012	639.00	605.50	49.99	46.85
December 2011	634.00	590.00	49.87	46.49

*On 20 May 2010, we announced a 2 for 5 rights issue of   990,439,017 ordinary shares at 355 pence per share

Articles of Association

The following description is a summary of the material terms of our Articles of Association (the Articles) and applicable English law. The following description is a summary only and is qualified in its entirety by reference to the Articles.

The Company is proposing at the 2012 AGM to update its Articles to take account of the implementation of the Shareholder Rights Directive in the UK and the last parts of the Companies Act 2006 (the Companies Act), and also to provide the Company with the maximum flexibility possible. The Notice of Meeting for the 2012 AGM, available online, sets out in full the proposed amendments to the Articles for consideration by shareholders together with explanatory notes and further information.

Summary

The Articles set out the internal regulations of the Company and cover such matters as the rights of shareholders and the conduct of the Board and general meetings. Copies are available upon request and are displayed on the Company’s website. Amendments to the Articles have to be approved by at least 75% of those voting in person or by proxy at a general meeting of the Company. Subject to company law and the Articles, the Directors may exercise all the powers of the Company, and may delegate authorities to Committees and day-to-day management and decision-making to individual Executive Directors. The Committee structure is set out on pages 84 and 85.

General

The Company is incorporated under the name National Grid plc and is registered in England and Wales with registered number 4031152. Under the Companies Act, the Company’s objects are unrestricted.

Directors

Under the Articles, a Director must disclose any personal interest in a matter and may not vote in respect of that matter, subject to certain limited exceptions. As permitted under the Companies Act, the Articles provide that the non conflicted Directors of the Company may authorise a conflict or potential conflict for a particular matter. In doing so, the non conflicted Directors must act in a way they consider, in good faith, will be most likely to promote the success of the Company for the benefit of the shareholders as a whole.

The Directors (other than a Director acting in an executive capacity) are paid fees for their services, which in total must not exceed £2,000,000 a year or any higher sum as decided by an ordinary resolution at a general meeting of shareholders. In addition, special pay may be awarded to a Director who acts in an executive capacity, serves on a committee, performs services which the Directors consider to extend beyond the ordinary duties of a Director, devotes special attention to the business of National Grid or goes or lives abroad on the Company’s behalf. Directors may also receive reimbursement for expenses properly incurred, and may be awarded pensions and other benefits. The compensation awarded to the Executive Directors is determined by the Remuneration Committee (see page 90) and further details of Directors’ remuneration are set out in the Remuneration Report (see pages 90 to 106).

The Directors are empowered to exercise all the powers of National Grid to borrow money, subject to the limitation that the aggregate principal amount of all borrowings of its group outstanding at any time must not exceed £35 billion or any other amount approved by shareholders by an ordinary resolution at a general meeting.

Directors can be appointed or removed by the Board or shareholders in a general meeting. Directors must stand for election at the first AGM following their appointment to the Board. Each Director must retire at least every three years but will be eligible for re-election. In accordance with best practice introduced by the UK Corporate Governance Code, all Directors wishing to continue in office currently offer themselves for re-election annually.

No person is disqualified from being a Director or is required to vacate that office by reason of attaining a maximum age.

A Director is not required to hold shares in National Grid in order to qualify as a Director.

Rights, preferences and restrictions

(i) Dividend rights

National Grid may not pay any dividend otherwise than out of profits available for distribution under the Companies Act and other applicable provisions of English law. In addition, as a public company, National Grid may only make a distribution if, at the time of the distribution, the amount of its net assets is not less than the aggregate of its called up share capital and undistributable reserves (as defined in the Companies Act) and to the extent that the distribution does not reduce the amount of those assets to less than that aggregate. Subject to the foregoing, shareholders may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders but not exceeding the amount recommended by the Board. The Board may pay interim dividends if it considers that National Grid’s financial position justifies the payment. Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up (otherwise than in advance of calls) on the shares. Any dividend or interest unclaimed for 12 years from the date when it was declared or became due for payment will be forfeited and revert to National Grid.

186 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

(ii) Voting rights

Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands, every shareholder who is present in person will have one vote and on a poll, every shareholder will have one vote for every share which they hold. On a show of hands or poll, shareholders may cast votes either personally or by proxy and a proxy need not be a shareholder. Under the Articles, all substantive resolutions at a general meeting must be decided on a poll and resolutions, of a procedural nature are decided by a show of hands, unless a poll is demanded in accordance with the Articles.

(iii) Liquidation rights

In a winding up, a liquidator may, in each case with the sanction of a special resolution passed by the shareholders and any other sanction required under English law, (a) divide among the shareholders the whole or any part of National Grid’s assets (whether the assets are of the same kind or not) and may, for this purpose, value any assets and determine how the division should be carried out as between shareholders or different classes of shareholders, or (b) transfer any part of the assets to trustees on trust for the benefit of the shareholders as the liquidator determines, but in neither case will a shareholder be compelled to accept assets upon which there is a liability.

Variation of rights

Subject to applicable provisions of English law, the rights attached to any class of shares of National Grid may be varied or cancelled with the written consent of the holders of three quarters in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

General meetings

AGMs must be convened each year within six months of the Company’s accounting reference date upon advance written notice of 21 clear days. Any other general meeting may be convened provided at least 14 clear days’ written notice is given, subject to annual approval of shareholders. In certain limited circumstances, the Company can convene a general meeting by shorter notice. The notice must specify, among other things, the nature of the business to be transacted, the place, the date and the time of the meeting.

Rights of non residents

There are no restrictions under National Grid’s Articles that would limit the rights of persons not resident in the UK to vote in relation to ordinary shares.

Disclosure of interests

Under the Companies Act, National Grid may by written notice require a person whom it has reasonable cause to believe to be or to have been in the last three years interested in its shares to provide additional information relating to that interest. Under the Articles, failure to provide such information may result in a shareholder losing their rights to attend, vote or exercise any other right in relation to shareholders’ meetings.

Under the UK Disclosure and Transparency Rules, there is also an obligation on a person who acquires or ceases to have a notifiable interest in shares in National Grid to notify the Company of that fact. The disclosure threshold is 3% and disclosure is required each time the person’s direct and indirect holdings reach, exceed or fall below each 1% threshold thereafter.

The UK City Code on Takeovers and Mergers imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company, and also on their respective associates, during the course of an offer period. Other regulators in the UK, US and elsewhere may have, or assert, notification or approval rights over acquisitions or transfers of shares.

Material contracts

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

Exchange controls

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends, interest or other payments to non UK resident holders of ordinary shares except as otherwise set out in Taxation below and except in respect of the governments of and/or certain citizens, residents or bodies of certain countries (described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

Taxation

This section discusses certain US federal income tax and UK tax consequences of the ownership of ADSs and ordinary shares by certain beneficial holders thereof. This discussion applies to holders who qualify for benefits under the income tax convention between the US and the UK (the Tax Convention) and are a resident of the US for the purposes of the Tax Convention and are not resident or ordinarily resident in the UK for UK tax purposes at any material time (a US Holder).

US Holders generally will be entitled to benefits under the Tax Convention if they are:

•	the beneficial owner of the ADSs or ordinary shares, as applicable, and of any dividends that they receive;
•

an individual resident or citizen of the US, a US corporation, or a US partnership, estate, or trust (but only to the extent the income of the partnership, estate, or trust is subject to US taxation in the hands of a US resident person); and

•	not also a resident of the UK for UK tax purposes.

If a US Holder holds ADSs or ordinary shares in connection with the conduct of business or the performance of personal services in the UK or otherwise in connection with a branch, agency or permanent establishment in the UK, then the US Holder will not be entitled to benefits under the Tax Convention. Special rules, including a limitation of benefits provision, apply in limited circumstances to ADSs or ordinary shares owned by an investment or holding company. This section does not discuss the treatment of holders described in the preceding two sentences. This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor. National Grid has assumed that shareholders, including US Holders, are familiar with the tax rules applicable to investments in securities generally and with any special rules to which they may be subject. In particular, the discussion deals only with investors that will beneficially hold ADSs or ordinary shares as capital assets and does not address the tax treatment of investors that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, partnerships or other entities classified as partnerships for US federal income tax purposes, persons that control (directly or indirectly) 10% or more of our voting stock, persons that elect mark-to-market treatment, persons that hold ADSs or ordinary shares as a position in a straddle, conversion transaction, synthetic security, or other integrated financial transaction, persons who are liable for the alternative minimum tax, and persons whose functional currency is not the dollar.

Annual Report and Accounts 2011/12 National Grid plc      187

Additional Information

Additional disclosures continued

The statements regarding US and UK tax laws and administrative practices set forth below are based on laws, treaties, judicial decisions and regulatory interpretations in effect on the date of this document. These laws and practices are subject to change without notice, possibly with retrospective effect. In addition, the US statements set forth below are based on the representations of The Bank of New York Mellon as depositary (the Depositary). These statements assume that each obligation provided for in, or otherwise contemplated by, the deposit agreement entered into between National Grid Transco plc (now National Grid plc), the Depositary and the registered holders of ADRs, pursuant to which ADSs have been issued, dated as of 21 November 1995 and amended and restated as of 1 August 2005, and any related agreement, will be performed in accordance with its terms. Beneficial owners of ADSs who are residents or citizens of the US will be treated as the owners of the underlying ordinary shares for the purposes of the US Internal Revenue Code.

For the purposes of the Tax Convention, the Estate Tax Convention and UK tax considerations, we have assumed that a holder of ADRs will be treated as the owner of the ordinary shares represented by those ADSs and this section is based on that assumption. Despite a recent ruling by the First-Tier Tax Tribunal in the UK that has cast doubt on this view, HM Revenue & Customs have stated that they will continue to apply their longstanding practice of treating such an ADR holder as holding the beneficial interest in the underlying shares. As such, this is an area of some uncertainty that may be subject to further developments.

A US Holder should consult their own advisor as to the tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares in light of their particular circumstances, including the effect of any state, local or other national laws.

Taxation of dividends

Under the Tax Convention, the UK is allowed to impose a 15% withholding tax on dividends paid to US shareholders controlling less than 10% of the voting capital of National Grid. The UK does not, however, currently impose a withholding tax on such dividends.

Cash distributions received by a US Holder with respect to their ADSs or ordinary shares generally will be treated as foreign source dividend income subject to US federal income taxation as ordinary income, to the extent paid out of National Grid’s current or accumulated earnings and profits, as determined under US federal income tax principles. The dollar amount of dividends received by certain non corporate US Holders with respect to ADSs or ordinary shares before 1 January 2013 will generally be subject to taxation at a maximum rate of 15% if National Grid (i) is eligible for the benefits of the Tax Convention and (ii) was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on National Grid’s audited financial statements and relevant market and shareholder data, National Grid believes that it was not treated as a PFIC for US federal income tax purposes with respect to its taxable years ending 31 March 2011 and 2012. In addition, based on its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, National Grid does not anticipate becoming a PFIC in the foreseeable future. Dividends paid by National Grid to corporate US Holders will not be eligible for the dividends received deduction generally allowed to corporations.

Taxation of capital gains

US Holders will not be liable for UK taxation on any capital gain realised on the disposal of ADSs or ordinary shares.

Sales or other taxable dispositions of ADSs or ordinary shares by a US Holder generally will give rise to US source capital gain or loss equal to the difference between the dollar value of the amount realised on the disposition and the US Holder’s dollar basis in the shares or ADSs. Any such capital gain or loss generally will be long-term capital gain or loss, currently subject to taxation at reduced rates for non corporate taxpayers, if the ordinary shares or ADSs were held for more than one year. The deductibility of capital losses is subject to limitations.

UK stamp duty and stamp duty reserve tax (SDRT)

Transfers of ordinary shares – SDRT at the rate of 0.5% of the amount of value of the consideration will generally be payable on any agreement to transfer ordinary shares that is not completed by the execution of a duly stamped instrument of transfer to the transferee. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with the date on which the agreement is made, the SDRT liability will be cancelled, and, if a claim is made within the specified period, any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident. Purchases of ordinary shares completed by execution of a stock transfer form will generally give rise to a liability to UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the amount or value of the consideration. Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5%, and not stamp duty. SDRT is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser or transferee.

Transfers of ADSs – No UK stamp duty will be payable on the acquisition or transfer of existing ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of ADRs will not give rise to a liability for SDRT. A charge to stamp duty or SDRT may arise on the transfer of ordinary shares to the Depositary or The Bank of New York Mellon as agent of the Depositary (the Custodian). The rate of stamp duty or SDRT will generally be 1.5% of the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. However, following a recent ruling by the First-Tier Tax Tribunal in the UK, there is no 1.5% SDRT charge on the issue of ordinary shares (or, where it is integral to the raising of new capital, the transfer of ordinary shares) to the Depositary or the Custodian. The Depositary will generally be liable for the stamp duty or SDRT. In accordance with the terms of the Depositary Agreement, the Depositary will charge any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are delivered against such deposits. If the stamp duty is not a multiple of £5, the duty will be rounded up to the nearest multiple of £5.

US information reporting and backup withholding

Dividend payments made to US Holders and proceeds paid from the sale, exchange, redemption or disposal of ADSs or ordinary shares to US Holders may be subject to information reporting to the US Internal Revenue Service (IRS). Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

US Holders should consult their tax advisors regarding these rules and any other reporting obligations that may apply to the ownership

188 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

or disposition of ADSs or ordinary shares, including reporting requirements related to the holding of certain foreign financial assets.

UK inheritance tax

An individual who is domiciled in the US for the purposes of the Estate Tax Convention and who is not a national of the UK for the purposes of the Estate Tax Convention will generally not be subject to UK inheritance tax in respect of the ADSs or ordinary shares on the individual’s death or on a gift of the ADSs or ordinary shares during the individual’s lifetime, unless the ADSs or ordinary shares are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ADSs or ordinary shares held in trust. In the exceptional case where the ADSs or shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US.

Documents on display

National Grid is subject to the filing requirements of the Exchange Act, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this document, may be inspected during normal business hours at our registered office 1-3 Strand, London WC2N 5EH or at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC at 1-800-SEC-0330. Some of our filings are also available on the SEC’s website at www.sec.gov.

Description of securities other than equity securities depositary fees and charges

The Bank of New York Mellon, as Depositary, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee attracting services until its fees for those services are paid.

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

$0.02 or less per ADS (or a portion thereof)	Cash distributions to holders, except for distributions of cash dividends.
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); converting foreign currency to dollars.
Taxes and other governmental charges the Depositary or the Custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary.

Depositary payments to the Company

The Depositary has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the ADS programme. The Depositary has also agreed to pay the standard out of pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programmes or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. For the period 1 April 2011 to 9 May 2012, the Company received $450,000.00 in reimbursements from the Depositary.

Any questions from ADS holders should be directed to The Bank of New York Mellon:

The Bank of New York Mellon

Shareholder Correspondence

PO Box 358516

Pittsburgh, PA 15252-8516

Telephone: 1-800-466-7215 (International +1-201-680-6825)

Email: shrrelations@bnymellon.com

Exchange rates

The following table shows the history of the exchange rates of one pound sterling to dollars for the periods indicated.

	Dollar equivalent of £1 sterling
	High	Low
April 2012	1.6239	1.5830
March 2012	1.5981	1.5615
February 2012	1.5977	1.5668
January 2012	1.5780	1.5285
December 2011	1.5709	1.5391
		Average	*
2011/12		1.60
2010/11		1.57
2009/10		1.58
2008/09		1.54
2007/08		2.01

*	The average for each period is calculated by using the average of the exchange rates on the last day of each month during the period

Annual Report and Accounts 2011/12 National Grid plc      189

Additional Information

Definitions and glossary of terms

Our aim is to use plain English in this Annual Report and Accounts. However, where necessary, we do use a number of technical terms and/or abbreviations and we summarise the principal ones below, together with an explanation of their meanings. The descriptions below are not formal legal definitions.

A

American Depositary Shares (ADSs)

Securities of National Grid listed on the New York Stock Exchange, each of which represents five ordinary shares. They are evidenced by American Depositary Receipts or ADRs.

Annual General Meeting (AGM)

Meeting of shareholders of the Company held each year to consider ordinary and special business as provided in the Notice of AGM.

appreciative inquiry summit

An organisational development method which focuses on increasing what an organisation does well rather than on eliminating what it does badly.

B

bar

A unit of pressure, approximately equivalent to 14.5 pounds per square inch.

Board

The Board of Directors of the Company (for more information see pages 8 and 9).

BritNed

BritNed Development Limited.

C

consolidated financial statements

Financial statements that include the results and financial position of the Company and its subsidiaries together as if they were a single entity.

called up share capital

Shares (common stock) that have been issued and have been fully paid for.

carrying value

The amount at which an asset or a liability is recorded in the balance sheet.

circuit

See route length.

the Company, National Grid, we, our or us

We use terms ‘the Company’, ‘National Grid’, ‘we’, ‘our’ or ‘us’ to refer to either National Grid plc itself or to National Grid plc and its subsidiaries collectively, depending on context.

contingent liabilities

Possible obligations or potential liabilities arising from past events for which no provision has been recorded, but for which disclosure in the financial statements is made.

D

DECC

The Department of Energy & Climate Change, the UK Government ministry responsible for energy and climate change.

decoupling

See revenue decoupling.

deferred tax

For most assets and liabilities, deferred tax is the amount of tax that will be payable or receivable in respect of that asset or liability in future tax returns as a result of a difference between the carrying value for accounting purposes in the balance sheet and the value for tax purposes of the same asset or liability.

derivative

A financial instrument or other contract where the value is linked to an underlying index, such as exchange rates, interest rates or commodity prices. In most cases, contracts for the sale or purchase of commodities that are used to supply customers or for our own needs are excluded from this definition.

dollars or $

Except as otherwise noted all references to dollars or $ in this Report are to the US currency.

190 National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

E

earnings per share (EPS)

Profit for the year attributable to equity shareholders of the parent allocated to each share of common stock.

employee engagement index

A key performance indicator, based on the percentage of favourable responses to certain indicator questions repeated in each employee survey, which provides a measure of how employees think, feel and act in relation to National Grid. Research shows that a highly engaged workforce leads to increased productivity and staff retention, therefore we use employee engagement as a measure of organisational health in relation to business performance.

equity

In financial statements, the amount of net assets attributable to shareholders.

Estate Tax Convention

The Estate Tax Convention is the convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes.

EU

The European Union, being the economic and political union of 27 member states located in Europe.

Exchange Act

The Securities Exchange Act 1934, as amended.

F

FERC

The US Federal Energy Regulatory Commission.

finance lease

A lease where the asset is treated as if it was owned for the period of the lease and the obligation to pay future rentals is treated as if they were borrowings. Also known as a capital lease.

financial year

For National Grid this is an accounting year ending on 31 March. Also known as a fiscal year.

FRS

A UK Financial Reporting Standard as issued by the UK Accounting Standards Board. These apply to the Company’s individual financial statements on pages 177 to 183, which are prepared in accordance with UK GAAP.

G

Grain LNG

National Grid Grain LNG Limited.

Great Britain

England, Wales and Scotland.

GW

Gigawatt, being an amount of power equal to 1 billion watts (109 watts).

GWh

Gigawatt hours, being an amount of energy equivalent to delivering 1 billion watts of power for a period of one hour.

I

IAS or IFRS

An International Accounting Standard or International Financial Reporting Standard, as issued by the International Accounting Standards Board (IASB). IFRS is also used as the term to describe international generally accepted accounting principles as a whole.

individual financial statements

Financial statements of a company on its own, not including its subsidiaries or joint ventures.

ISO 9001

ISO 9001 specifies requirements for quality management systems and processes where an organisation needs to demonstrate its ability to consistently provide product that meets applicable statutory and regulatory requirements.

J

joint venture

A company or other entity which is controlled jointly with other parties.

K

KeySpan

KeySpan Corporation and its subsidiaries, acquired by National Grid on 24 August 2007.

kV

Kilovolt, being an amount of electric force equal to 1,000 volts.

kWh

Kilowatt hours, being an amount of energy equivalent to delivering 1,000 watts of power for a period of one hour.

L

Lifetime Allowance

The Lifetime Allowance is an overall ceiling on the amount of UK tax privileged pension savings that any one individual can draw.

LIPA

The Long Island Power Authority.

LNG

Liquefied natural gas, being natural gas that has been condensed into a liquid form, typically at temperatures at or below -161°C (-258°F).

lost time injury

An incident arising out of National Grid’s operations which leads to an injury where the employee or contractor normally has time off the following day or shift following the incident. It relates to one specific (acute) identifiable incident which arises as a result of National Grid’s premises, plant or activities, which was reported to the supervisor at the time and was subject to appropriate investigation.

lost time injury frequency rate

The number of lost time injuries per 100,000 hours worked in a 12 month period.

Annual Report and Accounts 2011/12 National Grid plc 191

Additional Information

Definitions and glossary of terms continued

M

MW

Megawatts, being an amount of power equal to 1 million watts.

MWh

Megawatt hours, being an amount of energy equivalent to delivering 1 million watts of power for a period of one hour.

mbar

A unit of pressure equal to 1/1,000 bar, or approximately 0.0145 pounds per square inch.

N

National Grid Metering

National Grid Metering Limited, National Grid’s UK regulated metering business.

New England

The term refers to a region within the northeastern US that includes the states of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont. National Grid’s New England operations are primarily in the states of Massachusetts, New Hampshire and Rhode Island.

northeastern US

The northeastern region of the US, comprising the states of Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont.

O

Ofgem

The UK Office of Gas and Electricity Markets, part of the UK Gas and Electricity Markets Authority (GEMA), which regulates the energy markets in the UK.

OnStream

Utility Metering Services Limited, an unregulated UK metering business, sold by National Grid on 24 October 2011.

ordinary shares

Voting shares entitling the holder to part ownership of a company. Also known as common stock. National Grid’s ordinary shares have a nominal value of 11 17/43 pence.

P

PAS 55

PAS (Publicly Available Specification) 55 is a universal benchmark published by the British Standards Institution for the optimal management of physical assets.

Personal Lifetime Allowance

The lifetime allowance applicable to individuals who registered their pre 6 April 2006 UK pension benefits for protection.

price control

The mechanism by which Ofgem sets restrictions on the amounts of revenue we are allowed to collect from customers in our UK businesses. The allowed revenues are intended to cover efficiently incurred operational expenditure, capital expenditure and financing costs, including a return on equity invested.

R

rate base

The base investment on which the utility is authorised to earn a cash return. It includes the original cost of facilities, minus depreciation, an allowance for working capital and other accounts.

rate plan

The term given to the mechanism by which a US utility regulator sets terms and conditions for utility service including, in particular, tariffs and rate schedules. The term can mean a multi-year plan that is approved for a specified period, or an order approving tariffs and rate schedules that remain in effect until changed as a result of a future regulatory proceeding. Such proceedings can be commenced through a filing by the utility or on the regulator’s own initiative.

regulated controllable operating costs

Total operating costs under IFRS less depreciation and certain regulatory costs where, under our regulatory agreements, mechanisms are in place to recover such costs in current or future periods.

regulatory asset value (RAV)

The value ascribed by Ofgem to the capital employed in the relevant licensed business. It is an estimate of the initial market value of the regulated asset base at privatisation, plus subsequent allowed additions at historical cost, less the deduction of annual regulatory depreciation. Deductions are also made to reflect the value realised from the disposal of certain assets that formed part of the regulatory asset base. It is also indexed to the RPI to allow for the effects of inflation.

revenue decoupling

Revenue decoupling is the term given to the elimination of the dependency of a utility’s revenue on the volume of gas or electricity transported. The purpose of decoupling is to eliminate the disincentive a utility otherwise has to encourage energy efficiency programmes.

return on equity (ROE)

A performance metric measuring returns from the investment of shareholders’ funds. It is a financial ratio of a measure of earnings divided by an equity base.

RIIO

The revised regulatory framework issued by Ofgem which will be implemented in the next round of price controls planned to start in April 2013.

RIIO-T1

The first RIIO price control for UK Transmission, planned to take effect for a period of eight years from 1 April 2013.

RIIO-GD1

The first RIIO price control for UK Gas Distribution, planned to take effect for a period of eight years from 1 April 2013.

return on capital employed (RoCE)

Financial metric expressing a measure of post-tax operating profit as a percentage of capital (debt and equity) invested in the business.

route length

The route length of an electricity transmission line is the geographical distance from the start tower to the end tower. In most cases in the UK, and in many cases in the US, the transmission line consists of a double circuit for additional reliability. In such cases, the circuit length is twice the route length.

RPI

The UK retail price index as published by the Office for National Statistics.

192      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

S

Scope 1 emissions

Scope 1 emissions are direct greenhouse gas (GHG) emissions that occur from sources that are owned or controlled by the Company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.

Scope 2 emissions

Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the Company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the Company. Scope 2 emissions physically occur at the facility where electricity is generated.

SEC

The US Securities and Exchange Commission, the financial regulator for companies with registered securities in the US, including National Grid and certain of its subsidiaries.

SF6

Sulphur hexafluoride, an inorganic, colourless, odourless and non-flammable greenhouse gas. SF6 is used in the electrical industry as a gaseous dielectric medium for high voltage circuit breakers, switchgear, and other electrical equipment.

share premium

The difference between the amounts shares are issued for and the nominal value of those shares.

standard cubic metre

A quantity of gas which at 15°C and atmospheric pressure (1.013 bar) occupies the volume of 1m3.

stranded cost recoveries

The recovery of historical generation-related costs in the US, related to generation assets that are no longer owned by us.

swaptions

A swaption gives the buyer, in exchange for an option premium, the right but not the obligation, to enter into an interest rate swap at some specified date in the future. The terms of the swap are specified on the trade date of the swaption.

subsidiary

A company or other entity that is controlled by National Grid.

T

TPCR4

The current UK Transmission price control, which was extended for the period from 1 April 2012 to 31 March 2013.

treasury shares

Shares that have been repurchased but not cancelled.

tonne

A unit of mass equal to 1,000 kilogrammes, equivalent to approximately 2,205 pounds.

tonnes carbon dioxide equivalent (CO2e)

A measure of GHG emissions in terms of the equivalent amount of carbon dioxide.

TWh

Terawatt hours, being an amount of energy equivalent to delivering 1 billion watts of power for a period of 1,000 hours.

U

UK

The United Kingdom, comprising England, Wales, Scotland and Northern Ireland.

UK Corporate Governance Code

Guidance, issued by the Financial Reporting Council, on how companies should be governed, applicable to UK listed companies including National Grid. It replaces the Combined Code.

UK GAAP

Generally accepted accounting principles in the UK. These differ from IFRS and from US GAAP.

US

The United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

US GAAP

Generally accepted accounting principles in the US. These differ from IFRS and from UK GAAP.

US state regulators (state utility commissions)

In the US, public utilities’ retail transactions are regulated by state utility commissions, including the New York Public Service Commission (NYPSC), the Massachusetts Department of Public Utilities (MADPU), the Rhode Island Public Utilities Commission (RIPUC) and the New Hampshire Public Utilities Commission (NHPUC).

V

vanilla return

Metric used by Ofgem to define the allowed rate of return within the price control reviews for our UK regulated businesses. Our calculation uses IFRS business performance operating profit adjusted for various items to reflect the replacement of certain IFRS based accounting treatments with a regulatory based treatment. Primarily these items are depreciation, capital costs, pensions and taxation. The adjusted IFRS operating profit is divided by the regulatory asset value inflated to mid year to generate a percentage rate of return.

Annual Report and Accounts 2011/12 National Grid plc 193

Additional Information

Summary consolidated financial information

Financial summary (unaudited)

The financial summary set out below has been derived from the audited consolidated financial statements of National Grid for the five financial years ended 31 March 2012. It should be read in conjunction with the consolidated financial statements and related notes, together with the Business Review. The information presented below for the years ended 31 March 2008, 2009, 2010, 2011 and 2012 has been prepared under IFRS issued by the IASB and as adopted by the EU.

	31 March 2012 £m	31 March 2011 £m	31 March 2010 £m	31 March 2009 £m	31 March 2008 £m
Summary income statement
Revenue (ii)	13,832	14,343	14,007	15,687	11,498
Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	3,495	3,600	3,121	2,915	2,595
Exceptional items, remeasurements and stranded cost recoveries	44	145	172	(292)	369
	3,539	3,745	3,293	2,623	2,964
Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2,585	2,473	1,974	1,770	1,829
Exceptional items, remeasurements and stranded cost recoveries	(26)	151	219	(376)	353
	2,559	2,624	2,193	1,394	2,182

Profit for the year from continuing operations	2,038	2,163	1,389	922	1,575
Profit for the year	2,038	2,163	1,389	947	3,193
Profit for the year attributable to equity shareholders
Before exceptional items, remeasurements and stranded cost recoveries	1,828	1,747	1,418	1,259	1,275
Exceptional items, remeasurements and stranded cost recoveries	208	412	(32)	(315)	1,915
	2,036	2,159	1,386	944	3,190
Earnings per share
Basic – continuing operations (pence) (iii)	57.1	62.9	47.5	31.2	50.4
Diluted – continuing operations (pence) (iii)	56.8	62.5	47.3	31.1	50.2
Basic (pence) (iii)	57.1	62.9	47.5	32.0	102.4
Diluted (pence) (iii)	56.8	62.5	47.3	31.8	101.9

Number of shares – basic (millions) (iv)	3,565	3,431	2,917	2,939	3,115
Number of shares – diluted (millions) (iv)	3,584	3,450	2,930	2,956	3,130
Dividends per ordinary share
Paid during the year (pence)	37.40	37.74	36.65	33.94	29.50
Approved or proposed during the year (pence)	39.28	36.37	38.49	35.64	33.00
Paid during the year ($)	0.599	0.592	0.579	0.523	0.593
Approved or proposed during the year ($)	0.623	0.571	0.608	0.549	0.663

194      National Grid plc Annual Report and Accounts 2011/12

www.nationalgrid.com

	31 March 2012 £m	31 March 2011 £m	31 March 2010 £m	31 March 2009 £m	31 March 2008 £m
Summary statement of net assets
Non-current assets	41,684	39,787	38,488	37,712	30,830
Current assets	5,387	6,323	5,065	6,755	5,435
Assets of businesses held for sale	264	290	–	–	1,506
Total assets	47,335	46,400	43,553	44,467	37,771
Current liabilities	(6,004)	(6,826)	(6,559)	(7,026)	(7,146)
Non-current liabilities	(31,998)	(30,395)	(32,783)	(33,457)	(25,188)
Liabilities of businesses held for sale	(87)	(110)	–	–	(63)
Total liabilities	(38,089)	(37,331)	(39,342)	(40,483)	(32,397)
Net assets	9,246	9,069	4,211	3,984	5,374

Shareholders’ equity	9,239	9,060	4,199	3,970	5,356
Summary cash flow statement
Cash generated from operations
Continuing operations	4,487	4,854	4,372	3,564	3,265
Discontinued operations	–	–	–	(8)	10
	4,487	4,854	4,372	3,556	3,275
Tax (paid)/received	(259)	4	144	(143)	(110)
Net cash inflow from operating activities	4,228	4,858	4,516	3,413	3,165
Net cash flows used in investing activities	(2,371)	(4,774)	(2,332)	(1,998)	(3,023)
Net cash flows used in financing activities	(1,900)	(430)	(2,212)	(877)	(1,592)
Net (decrease)/increase in cash and cash equivalents	(43)	(346)	(28)	538	(1,450)

(i)	Since the implementation of IFRS by the Company, there have been no significant changes in accounting standards, interpretations or policies that have a material financial impact on the selected financial data. Comparatives for 2008 have been restated for the finalisation of the fair value exercise on the completion of the acquisition of KeySpan.
(ii)	Items previously reported for 2008-2010 separately as ‘other operating income’ have been included within revenue.
(iii)	Items previously reported for 2008-2011 have been restated to reflect the impact of the bonus element of the rights issue and the additional shares issued as scrip dividends.
(iv)	Number of shares has been restated to reflect the impact of the additional shares issued as scrip dividends.

Annual Report and Accounts 2011/12 National Grid plc      195

Additional Information

Useful information

Financial calendar

The following dates have been announced or are indicative:

30 May 2012	Ordinary shares go ex-dividend for 2011/12
1 June 2012	Record date for 2011/12 final dividend
8 June 2012	Scrip reference price announced
18 July 2012	Scrip election date
30 July 2012	2012 Annual General Meeting and interim management statement
15 August 2012	2011/12 final dividend paid to qualifying ordinary shareholders
15 November 2012	2012/13 half year results
28 November 2012	Ordinary go ex-dividend shares
30 November 2012	Record date for 2012/13 interim dividend
16 January 2013	2012/13 interim dividend paid to qualifying ordinary Shareholders
January/February 2013	Interim management statement
May 2013	2012/13 preliminary results

Dividends

The Directors are recommending a final dividend of 25.35 pence per ordinary share ($2.0166 per ADS) to be paid on 15 August 2012 to shareholders on the register as at 1 June 2012. Further details in respect of dividend payments can be found on page 58.

If you live outside the UK, you may be able to request that your dividend payments are converted into your local currency.

Have your dividends paid directly into your bank or building society account:

—	Your dividend reaches your account on the payment day
—	It is more secure – cheques do sometimes get lost in the post
—	No more trips to the bank

Elect to receive your dividends as additional shares:

—	Join our scrip dividend scheme
—	No stamp duty or commission to pay

Electronic communications – help save paper

To receive an email notifying you as soon as there is new shareholder information for you to view online, sign up for electronic communications via the National Grid Share Portal www.nationalgridshareholders.com and follow the on screen instructions on the ‘Ecommunications’ link. It only takes a few minutes to register, just have your 11 digit Investor Code (IVC) to hand.

The National Grid Share Portal is a secure online site where you can:

—	View your holdings and get an indicative value
—	View your dividend payment history
—	Get copies of your dividend tax vouchers
—	Update your address details
—	Buy and sell shares
—	Register your AGM proxy votes
—	Sign up for electronic communications

Share price

The share capital of the Company consists of ordinary shares of 11 17/43 pence nominal value each and ADSs, which represent five ordinary shares. The following graph represents the movement of National Grid’s share price during 2011/12. A graph showing the total shareholder return over the last five years is available on page 1.

National Grid ordinary shares are listed on the London Stock Exchange under the symbol NG and the ADSs are listed on the New York Stock Exchange under the symbol NGG.

Share dealing

Capita Share Dealing Services offer our European Economic Area resident shareholders a range of quick and easy share dealing services:

—	Buy more shares – £20 flat fee (plus stamp duty)
—	Sell all your shares by post – 1 to 150 shares – 10p per share (maximum £10); 151 shares or more – £15 flat fee
—	Donate all your shares free of charge to ShareGift

Visit www.capitadeal.com/nationalgrid or call Capita Share Dealing free on 0800 022 3374 for details and terms and conditions. This is not a recommendation to take any action. High street banks may also offer share dealing services. If you have any doubt as to what action you should take, please contact an authorised financial advisor.

ShareGift

If you have only a small number of shares which would cost more for you to sell than they are worth, you may wish to consider donating them to the charity. ShareGift is a registered charity (no. 1052686) which specialises in accepting such shares as donations. For more information visit www.sharegift.org or contact Capita Registrars.

Individual Savings Accounts (ISAs)

Corporate ISAs for National Grid shares are available from Stocktrade. For more information, call Stocktrade on 0131 240 0443, email isa@stocktrade.co.uk or write to Stocktrade, 81 George Street, Edinburgh EH2 3ES.

National Grid plc was incorporated on 11 July 2000. The Company is registered in England and Wales No. 4031152, with its registered office at 1-3 Strand, London WC2N 5EH.

The Company’s agent in the United States is National Grid USA, Attn: General Counsel, 40 Sylvan Road, Waltham, MA 02451.

196 National Grid plc Annual Report and Accounts 2011/12

Designed and produced by C O N R A N D E S I G N G R O U P

Printed on Revive 100 Uncoated paper. This paper is made from 100% de-inked post consumer waste, independently certified in accordance with the FSC (Forest Stewardship Council). The paper is manufactured at a mill that is certified to the ISO 14001 environmental management standards. All of the pulp is bleached using an elemental chlorine free (ECF) process and the inks used are all vegetable oil based.

Printed at Pureprint Group Ltd, ISO 14001, FSC certified and CarbonNeutral®

Want more information or help?

Capita Registrars For queries about ordinary shares:	The Bank of New York Mellon For queries about American Depositary Shares:

Further information about National Grid including share price and interactive tools can be found on our website: www.nationalgrid.com.

Have you received unsolicited

investment advice?

Shareholders are advised to be wary of any unsolicited advice or offers, whether over the telephone, through the post or by email. If you receive any such unsolicited communication please check the company or person contacting you is properly authorised by the FSA before getting involved.

You can check at www.fsa.gov.uk/ pages/register/ and can report calls from unauthorised firms to the FSA by calling 0845 606 1234.

0871402 3344 Calls cost 8p per minute plus network extras. Lines are open 8.30am to 5.30pm, Monday to Friday. If calling from outside the UK: +44 (0)20 7098 1198. Textphone: 18001 0871 664 0532.	1 800 466 7215 If calling from outside the US: +1-201-680-6825.
Visit the National Grid Share Portal www.nationalgridshareholders.com Email: nationalgrid@ capitaregistrars.com	www.bnymellon.com/ shareowner Email: shrrelations@ bnymellon.com
National Grid Share Register, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU	The Bank of New York Mellon, Shareholders Correspondence, PO Box 358516, Pittsburgh, PA 15252-8516

Cautionary Statement

This document comprises the Annual Report and Accounts for the year ending 31 March 2012 for National Grid and its subsidiaries. It contains the Directors’ Report and Financial Statements, together with the Independent Auditor’s Report thereon, as required by the Companies Act 2006. The Directors’ Report, comprising pages 8 to 107 and 184 to 189, has been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to National Grid.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators (including the new RIIO approach in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of our activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the result of climate change or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against our peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this document include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in our borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for us to maintain financial resources in certain parts of our business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the funding requirements of our pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with our employees or the breach of laws or regulations by our employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures.

The effects of these factors on National Grid are difficult to predict. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of this document. In addition, new factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this document.

The contents of any website references in this document do not form part of this document.

Further Information

Exchange Rates

The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at the latest practicable date, 8 June 2012.

As at 8 June 2012 — 1.5416

	High	Low
June 2012*	1.5536	1.5407
May 2012	1.6220	1.5392

*	For the period to 8 June 2012, the latest practicable date.

Share ownership

At 8 June 2012, the latest practicable date, none of the directors had an individual beneficial interest amounting to greater than 1% of the Company’s shares.

Material interests in shares

As at 9 June 2011, Capital Group Companies, Inc. held 5.04% of our outstanding share capital. As noted on page 184 of the 2011/2012 Annual Report and Accounts, we have been notified that Capital Group Companies, Inc. held 10.02% of our outstanding share capital as at 31 March 2012. Since 31 March 2012, we have not been notified of any subsequent significant change in the percentage of shares held by the shareholders listed on page 184 of the 2011/2012 Annual Report and Accounts.

Price history

The following table sets forth the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated.

	Ordinary Share (Pence)		ADS ($)
	High	Low	High	Low
June 2012*	664.50	646.50	51.64	50.03
May 2012	689.50	647.50	55.00	49.93

*	For the period to 8 June 2012, the latest practicable date.

Subsequent Events

None applicable.

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

2(b).1

Amended and Restated Trust Deed dated 26 July 2010 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).1 to National Grid plc Form 20-F dated 13 June 2011 File No. 1-14958)

Incorporated By Reference

2(b).2

Amended and Restated Trust Deed dated 18 February 2011 among National Grid Gas plc, National Grid Gas Finance (NO 1) plc and the Law Debenture Trust Corporation p.l.c relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).2 to National Grid plc Form 20-F dated 13 June 2011 File No. 1-14958)

Incorporated By Reference

2(b).3

Amended and Restated Trust Deed dated 22 February 2012 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme.

Filed herewith

2(b).4	Amended and Restated Trust Deed dated 21 December 2011 among National Grid USA and the Law Debenture Trust Corporation p.l.c relating to a €4,000,000,000 Euro Medium Term Note Programme.	Filed herewith

2(b).5

Amended and Restated Trust Deed dated 2 August 2011 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme.

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

Incorporated by reference

4(c).5	Employment Agreement among National Grid plc, National Grid USA and Thomas King dated 11 July 2007. (Exhibit 4 (c).9 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference

4(c).6	Letter of Appointment — Linda Adamany. (Exhibit 4 (c).9 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference

4(c).7	Letter of Appointment — Philip Aiken. (Exhibit 4 (c).11 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference

4(c).8	Letter of Appointment — John Allan (Exhibit 4.10 to National Grid Transco Form 20-F dated 15 June 2005 File No. 1-14958)	Incorporated by reference

4(c).9	Letter dated 7 March 2006 to John Allan relating to appointment as chairman of Remuneration Committee. (Exhibit 4 (c).8.2 to National Grid plc Form 20-F dated 20 June 2006 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment — Sir Peter Gershon.	Filed herewith

4(c).11	Letter of Appointment — Paul Golby.	Filed herewith

4(c).12	Letter of Appointment — Ken Harvey. (Exhibit 4.10 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).13	Letter of Appointment — Sir John Parker (Exhibit 4.12 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).14	Letter of Appointment — Ruth Kelly.	Filed herewith

4(c).15	Letter of Appointment — Stephen Pettit. (Exhibit 4.13 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).16	Letter of Appointment — Maria Richter. (Exhibit 4.14 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).17	Letter of Appointment — George Rose. (Exhibit 4.15 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).18	National Grid plc Deferred Share Plan. (Exhibit 4.2 to National Grid plc S-8 dated 28 July 2011 File No. 333-175852)	Incorporated by reference

4(c).18	National Grid Executive Share Option Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).19	National Grid Group Share Matching Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).20

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

Incorporated by reference

4(c).21	National Grid Executive Share Option Scheme. (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968)	Incorporated by reference

4(c).22

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

Incorporated by reference

4(c).23	Service Agreement among The National Grid plc and Andrew Bonfield dated 1 November 2010. (Exhibit 4(c).20 to National Grid plc Form 20-F dated 13 June 2011 File No 1-148958)	Incorporated by reference

8	List of subsidiaries.	Filed herewith

12.1	Certification of Steve Holliday pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

12.2	Certification of Andrew Bonfield pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

13.1

Certifications of Steve Holliday and Andrew Bonfield furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act).

Filed herewith

15	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to National Grid plc	Filed herewith

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

NATIONAL GRID PLC

By:	/s/ Andrew Bonfield
Andrew Bonfield
Finance Director

London, England

12 June 2012