Form 20-F
period 2013-03-31
NATIONAL GRID PLC
filed 2013-06-10
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2013

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

Alison Kay

011 44 20 7004 3000

Facsimile No. 011 44 20 7004 3004

Group General Counsel and Company Secretary

National Grid plc

1-3 Strand London WC2N 5EH, England

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange*
American Depositary Shares, each representing five	The New York Stock Exchange
Ordinary Shares of 11 17/43 pence each
6.625% Guaranteed Notes due 2018	The New York Stock Exchange
6.30% Guaranteed Notes due 2016	The New York Stock Exchange
Preferred Stock ($100 par value-cumulative):
3.90% Series	The New York Stock Exchange
3.60% Series	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2013 was

Ordinary Shares of 11 17/43 pence each	3,794,575,998

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board ☑     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☑

This constitutes the annual report on Form 20-F of National Grid Plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) for the year ended 31 March 2013 and is dated 10 June 2013. Details of events occurring subsequent to the approval of the annual report on 15 May 2013 are summarised in section “Further Information” which forms a part of this Form 20-F . The content of the Group’s website (www.nationalgrid.com/uk) should not be considered to form part of this annual report on Form 20-F.

Form 20-F Cross Reference Table

Item	Form 20-F caption	Location in the document	Page
1	Identity of directors, senior management and advisors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key Information
	3A Selected financial data	“Summary consolidated financial information”	194-195
		“Financial review—Financial performance”	46-51
		“Additional information—Other disclosures—Exchange rates”	186
		“Exchange Rates”	“Further Information”
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk Factors	“Additional information—Business information in detail—Risk Factors”	176-178
4	Information on the company
	4A History and development of the company	“Delivering our strategy—What did we achieve?”	36-43
		“Financial review—Financial position and resources—Summarised balance sheet”	52-56
		“Additional information—Key milestones”	187
		“Useful information”	196
		“Additional information—Other disclosures—General”	184
	4B Business overview	“Where we operate”	17
		“What we do”	12-16
		“Principal operations”	18-25
		“Operating environment”	10-11
		“Additional information—Business information in detail—Regulation”	170-175

“Additional information—Business information in detail—Risk factors—Infrastructure and IT systems—We may suffer a major network failure or interruption, or may not be able to carry out critical non network operations” and “—Customers and counterparties”

			176, 178
	4C Organizational structure	“Note 33 to the consolidated financial statements—Subsidiary undertakings, joint ventures and associates—Principal subsidiary undertakings”	155
	4D Property, plants and equipment	“Where we operate”	17
		“Principal operations”	20-24
		“Our vision and strategy—Our vision and strategic objectives—Embed sustainability” and “—Drive growth”	9
		“Operating environment—Energy policy”	10-11
		“Financial review—Financial position and resources—Summarised balance sheet—Property, plant and equipment”	52
		“Additional information—Other disclosures—Property, plant and equipment”	187
		“Note 10 to the consolidated financial statements— Property, plant and equipment”	123

i

Item	Form 20-F caption	Location in the document	Page
		“Note 19 to the consolidated financial statements—Borrowings”	134-135
4A	Unresolved staff comments	“Additional information—Other disclosures—Unresolved SEC staff comments”	189
5	Operating and financial review and prospects
	5A Operating results	“Financial Review—Financial performance”	46-51
		“Principal operations”	18-25
		“Financial Review—Financial position and resources—Net debt”	53-55
		“Note 30 to the consolidated financial statements—Financial risk—(a) Market risk—(i) Foreign exchange risk”	147-148
		“Operating environment”	10-11
	5B Liquidity and capital resources	“Financial review—Financial performance—Financial position and resources”	52-57

“Delivering our strategy—What did we achieve?—Driving growth” and “—What are the risks?—An inability to access capital markers at commercially acceptable interest rates could affect how we maintain and grow our business”

42-43 33
		“Financial review—Financial position and resources—Commitments” and ‘—Contingencies”	57
		“Additional information—Directors’ report disclosures—Material interests in shares”	183
		“Material Interests in Shares”	“Further Information”
		“Note 19 to the consolidated financial statements—Borrowings”	134-135
	5C Research and development, patents and licenses, etc.	“Additional information—Directors’ report disclosures—Research and development”	183
	5D Trend information	“Financial Review—Financial performance”	46-57
		“Principal operations”	18-25
		“Operating environment”	10-11
	5E Off-balance sheet arrangements	“Financial Review—Financial position and resources—Off-balance sheet items”	57
	5F Tabular disclosure of contractual obligations	“Note 27 to the consolidated financial statements—Commitments and contingencies”	143
	5G Safe Harbor	“Important notice”	1
		“Cautionary Statement”	Back cover
6	Directors, senior management and employees
	6A Directors and senior management	“Our Board” “Additional information—Directors’ report disclosures—Board biographies”	26-27 180-182
	6B Compensation	“Remuneration Report”	68-90

Item	Form 20-F caption	Location in the document	Page
		“Note 2 to the consolidated financial statements—Operating costs—(c) Key management compensation”	109
		“Note 22 to the consolidated financial statements—Pensions and other post-retirement benefits”	136-138
		“Note 29 to the consolidated financial statements—Actuarial information on pensions and other post-retirement benefits”	144-147
		“Share Ownership”	“Further Information”
	6C Board practices	“Corporate Governance—The Board”	59-60
		“Corporate Governance—Board and Committee Membership and attendance”	62
		“Corporate Governance—Audit Committee”	63-65
		“Corporate Governance—Remuneration Reports—Remuneration Committee”	68
		“Our Board” “Our governance structure” “Additional information—Directors’ report disclosures”	26-27 28-29 180-182

“Remuneration Report—Executive Directors’ service contracts, external appointments and retention of fees policy, termination and mitigation” and “—Non-executive Directors’ fees and letters of appointment”

			78-79
	6D Employees	“Note 2 to the consolidated financial statements—(b) Number of employees”	109
		“Additional information—Other disclosures—Employees”	186
	6E Share ownership	“Remuneration Report—All-employee share plans” “Remuneration Report—Implementation Report 2012/13 —Shareholding for Executive Directors”	74 82

“Remuneration Report—Implementation Report 2012/13—Remuneration during the year ended 31 March 2013—Directors’ interests in share options”, “—Directors’ interests in the LTPP, PSP and DSP”, and “—Directors’ beneficial interests”

“Share ownership”

			86-90 “Further Information”
7	Major shareholders and related party transactions
	7A Major shareholders	“Additional information—Directors’ report disclosures—Material interests in shares”	183

Item	Form 20-F caption	Location in the document	Page
	7B Related party transactions	“Note 28 to the consolidated financial statements—Related party transactions”	144
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and other financial information	“Audit opinion for Form 20-F” “Basis of preparation”	95 97-98
		“Recent accounting developments”	99
		“Consolidated primary statements”	100-104
		“Notes to the consolidated financial statements”	105-142
		“Notes to the consolidated financial statements—supplementary information”	143-164
		“Chairman’s Statement”	2-3
	8B Significant changes	“Subsequent Events”	“Further Information”
9	The offer and listing
	9A Offer and listing details	“Additional information—Other disclosures—The offer and listing—Price history”	189
		“Price History”	“Further Information”
		“Useful information—Share price”	196
		“Exchange Rates”	“Further Information”
	9B Plan of distribution	Not applicable
	9C Markets	“Useful information—Share price”	196
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	“Additional information— Other disclosures—Articles of association” and “—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	184-185
		“Additional information—Directors’ Report disclosures—Share capital”	183
	10C Material contracts	“Additional information—Other disclosures—Material contracts”	187
	10D Exchange controls	“Additional information—Other disclosures—Exchange controls”	186
	10E Taxation	“Additional information——Other disclosures—Taxation”	187-189
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	“Additional information—Other disclosures—Documents on display”	186
	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk
	11A Quantitative information about market risk	“Note 14 to the consolidated financial statements—Derivative financial instruments”	127-129

Item	Form 20-F caption	Location in the document	Page
		“Note 30 to the consolidated financial statements—Financial risk”	147-152
		“Note 31 to the consolidated financial statements—Commodity risk”	153-154
		“Financial review—Financial position and resources”	52-57
	11B Qualitative information about market risk	“Note 14 to the consolidated financial statements—Derivative financial instruments”	127-129
		“Note 30 to the consolidated financial statements—Financial risk”	147-152
		“Note 31 to the consolidated financial statements—Commodity risk”	153-154
		“Financial review—Financial position and resources”	52-57
		“Delivering our strategy—What are the risks?”	32-33
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American depositary shares	“Additional information—Other disclosures—Description of securities other than equity securities; depositary fees and charges”	186
		“Additional information—Other disclosures—Depository payments to the Company”	185
		“Definitions and glossary of terms”	190
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	“Additional information—Controls—Internal control over financial reporting”, “—Disclosure controls” and “—Changes to internal control over financial reporting”	179
16	16A Audit committee financial expert	“Corporate Governance—Audit Committee—Experience”	63
	16B Code of ethics	“Additional information—Directors’ report disclosures—Code of Ethics”	185
	16C Principal accountant fees and services	“Corporate Governance—Audit Committee—External Audit”	64
		“Note 2 to the consolidated financial statements—(e) Auditors’ remuneration”	110
	16D Exemptions from the listing standards for audit committees	Not applicable	–
	16E Purchases of equity securities by the issuer and affiliated purchasers	Not applicable	–
	16F Change in registrant’s certifying accountant	Not applicable	–
	16G Corporate governance	“Additional disclosures—Other Disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	185
	16H Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–

v

Item	Form 20-F caption	Location in the document	Page
18	Financial statements	“Company accounting policies” “Basis of Preparation”	165 97-98
		“Recent accounting developments”	99
		“Consolidated primary statements”	100-104
		“Notes to the consolidated financial statements”	105-142
		“Notes to the consolidated financial statements—supplementary information”	143-164
		“Report of Independent Registered Public Accounting Firm”	95
19	Exhibits	Filed with the SEC	–

nationalgrid

Annual Report and Accounts 2012/13

National Grid plc

Trusted to connect

nationalgrid Annual Report and Accounts 2012/13

Headlines
£3,644m +4%	£3,754m +6%
Adjusted operating profit† 2011/12: £3,495m	Operating profit 2011/12: £3,539m
56.1p +12%	62.6p +13%
Adjusted earnings per share† 2011/12: 50.0p (i)	Earnings per share 2011/12: 55.6p (i)
£23.8bn +7%	$15.0bn +4%
UK regulatory asset value 2011/12: £22.2bn	US rate base 2011/12: $14.5bn
40.85p +4%	11.2%
Ordinary dividends 2011/12: 39.28p	Group return on equity 2011/12: 10.9%

†    Excludes the impact of exceptional items, remeasurements and stranded cost recoveries. See page 50 for more information about these adjusted profit measures.

(i)   Comparative earnings per share data has been restated for the impact of the scrip dividend issues.

Our financial results are reported in sterling. The average exchange rate, as detailed on page 50 was $1.57 to £1 in 2012/13 compared with the average rate of $1.60 to £1 in 2011/12. Except as otherwise noted, the figures in this Report are stated in sterling or US dollars. All references to dollars or $ are to the US currency.

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

US Regulated

Activities which do not fall within these segments are reported separately and are identified as:

Other activities

Discussion relating to the Company as a whole is identified as:

Company activities

Important dates

5 June 2013

Ordinary shares go ex-dividend for 2012/13

24 July 2013

Scrip election date

29 July 2013

Annual General Meeting and interim management statement

21 August 2013

2012/13 final dividend paid to qualifying shareholders

www.nationalgrid.com

Contents

We have changed the way we present our Annual Report and Accounts so we can describe strategic information and our business model in a way that we believe is easier to understand. This information is set out in our Strategic Review, with more detailed information, where relevant, included in Additional Information.

We use a number of technical terms and abbreviations within this document. In the interest of saving paper, we do not define terms or provide explanations every time they are used; please refer to the glossary on pages 190 to 193 for this information.

Directors’ Report

The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing, and Disclosure and Transparency rules, comprising pages 6 to 91 and 170 to 189, was approved by the Board and signed on its behalf by:

Alison Kay

Group General Counsel & Company Secretary

Company number 4031152

15 May 2013

Important notice

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For a description of factors that could affect future results, reference should be made to the full cautionary statement on the back cover of this document and to the risk factors section on pages 176 to 178.

Copyright National Grid plc 2013 ©, all rights reserved. The commission of any unauthorised act in relation to this document may result in civil and/or criminal action.

Strategic Review pages 01 to 57
02	Chairman’s statement
04	Chief Executive’s review
06	Financial review – in brief
08	Our vision and strategy
10	Operating environment
12	What we do
17	Where we operate
18	Principal operations
26	Our Board
28	Our governance structure
30	Internal control and risk management
32	What are the risks?
34	How executive remuneration aligns to Company strategy
36	What did we achieve?
44	Measuring performance – our KPIs
46	Financial review

Corporate Governance pages 58 to 91

The Corporate Governance Report, introduced by the Chairman, contains details on the activities of the Board and its committees during the year, including reports from the Nominations, Audit and Remuneration Committees, as well as details of our shareholder engagement activities.

58	Corporate Governance contents
59	Cross reference to Directors’ Report statutory and other disclosures
68	Remuneration Report
91	Shareholder engagement

Financial Statements pages 92 to 169

Including the Independent Auditors’ reports, consolidated financial statements prepared in accordance with IFRS and notes to the consolidated financial statements, as well as the Company financial statements prepared in accordance with UK GAAP.

92	Introduction to the financial statements
93	Statement of Directors’ responsibilities
94	Audit opinions
96	Contents of financial statements

Additional Information pages 170 to 196

Additional disclosures and information, definitions and glossary of terms, summary consolidated financial information and other useful information for shareholders including contact details for more information or help.

170	Contents of additional information
190	Definitions and glossary of terms

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 01

Strategic Review

Chairman’s statement

The Board is proposing a recommended final dividend of 26.36p 2011/12: 25.35p

Impressions and reflections on 2012/13

This has been a significant year for National Grid, which has seen substantial change in both the UK and US.

One of the most important changes we have seen is Ofgem’s introduction of RIIO, a new eight year regulatory framework in the UK. In February 2013, we agreed all the UK RIIO price control arrangements proposed by Ofgem. The Board believes the combination of revenue allowances and incentive mechanisms provides a good opportunity to earn appropriate returns for investors, while delivering essential infrastructure investment for the benefit of consumers and the UK economy.

The Board has seen improved operational performance in the US, as well as the outcome of important rate filings, as Steve describes in his review on page 05. Also in the US, our response to Superstorm Sandy showed we have made improvements in our operational processes and the way we interact with our stakeholders.

Superstorm Sandy was a significant example of the changing weather patterns that we are increasingly seeing in both the UK and US, with 2012 being one of the wettest years on record in the UK. This creates considerable operational challenges for our business and, when severe weather events occur, we need to be able to respond effectively and efficiently.

We announced our new dividend policy in March 2013. This has been a top priority for the Board over the last year and is an important part of the way we create shareholder value. The new policy will aim to grow the ordinary dividend at least in line with the rate of RPI inflation each year for the foreseeable future. It will also support our long-term ambition to target a sustainable dividend in real terms for our shareholders, while helping us maintain the strong balance sheet we need to fund the business. The Board has recommended an increase in the final dividend to 26.36p per ordinary share, ($2.0088 per American Depositary Share), in line with our one year policy of targeting 4% growth in the year 2012/13, bringing the full year dividend to 40.85p per ordinary share.

Being a responsible business

We contribute to our communities directly and indirectly in many ways. We maintain and operate the critical infrastructure needed to keep the lights on and the heating working across the UK and northeastern US, we employ more than 25,000 people and in 2012/13 contributed £1.2 billion in taxes in the UK alone.

02 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Our contribution goes further. For example, we estimate we support around 30,000 jobs in the first tier of our supply chain – in other words, jobs in companies that are our suppliers across the globe.

We are proud of our role serving the communities in which we operate. We strive to be a responsible business, seeking to balance the need to build infrastructure efficiently with consideration for the environment.

We are constantly looking for new ways to build and maintain our networks, applying innovative design and being both creative and flexible in our approach to connecting people to the energy they need.

The way in which we conduct business with our partners is equally important. Our aim of forging strong relationships built on trust is reflected in our refreshed vision statement. It is also reflected in our line of sight – the framework that we use to link our objective setting right back to our strategy and vision. In addition to focusing on what we must do to achieve our vision, we are now placing even greater emphasis on how we do it.

I firmly believe that a company needs to act and behave responsibly in seeking to meet the varied needs of its many stakeholders, and our role as an essential utility reinforces that requirement. To this end, we are implementing a comprehensive communications programme in 2013/14 to help remind all employees of the standards that are expected of us collectively and as individuals.

Effective governance

We are implementing the phased transition of the Board’s membership that I set out in last year’s Annual Report and Accounts. The challenges we have over the coming years in the UK and US require a fresh focus, so we have been investing time and effort to develop the Board, refreshing its balance of skills, experience, knowledge and diversity. This brings a broad range of perspectives and challenge, which together with strong teamwork are important factors that I believe contribute to an effective board.

Over the year we have welcomed Nora Mead Brownell, Mark Williamson and, most recently, Jonathan Dawson to our Board as Non-executive Directors. You can read more about the committees they have joined on page 62, as well as the appointment process on page 67.

As a result of the Board’s transition, Stephen Pettit and Linda Adamany stepped down from the Board in 2012 and Ken Harvey and George Rose will step down at this year’s AGM.

Ken has been the Senior Independent Director since 2004 and chairman of the Remuneration Committee since 2011. Mark Williamson will succeed Ken as Senior Independent Director and Jonathan Dawson will take over from him as chairman of the Remuneration Committee. George has been chairman of the Audit Committee for more than 10 years and Mark Williamson will take over this role when George steps down. Chairmanship of these committees plays an important role in making sure the Board meets its responsibilities to shareholders and stakeholders.

I would like to thank Ken and George for their commitment to the Board and the very valuable contribution they have made.

In January 2013, Helen Mahy left the Company after 11 years. I would like to thank Helen for her valuable contribution and commitment to the Company and the Board. We have appointed Alison Kay as our new Group General Counsel & Company Secretary. See page 182 for her biography.

Looking ahead

As we enter a new phase for National Grid, I believe we are well positioned for the future. We have a refreshed Board that is operating effectively and will continue to set the tone at the top, helping us to meet the challenges we have on both sides of the Atlantic.

On many occasions during the year – in particular during Superstorm Sandy – our employees’ dedication to customers has been outstanding. I am confident that our people will continue to help make National Grid a company we can all be proud of and I thank all our employees for their hard work and commitment to our success.

Sir Peter Gershon

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 03

Strategic Review

Chief Executive’s review

Impressions and reflections on 2012/13

It has been another hugely important year for National Grid, both in the UK and US. We have been working hard to secure appropriate regulatory arrangements while bedding down significant organisational changes on both sides of the Atlantic.

These activities create the foundation for our long-term success, in continuing to meet the needs of our customers, delivering our targeted returns and securing long-term financing for important investments.

In the US, following our restructuring and cost reduction programme, we have continued to embed the process changes we have introduced.

Superstorm Sandy tested the improvements we had made to our emergency response processes. Throughout 2012, we worked to improve these processes, from training and customer communications through to the way we work on damage assessment, repairing assets and providing accurate estimated times of restoration.

We also had to respond to a significant snowstorm in the US during the early part of 2013. As with Sandy, our employees’ hard work and dedication made sure that we were able to restore power to our customers quickly and efficiently.

How we performed during 2012/13

After a challenging 2011/12, we boosted our efforts to improve our safety performance. Regrettably, in early April 2013 one of our contractors was fatally injured while working on a gas main upgrade near Albany, New York. We have been thoroughly investigating this tragic event in order to learn from it and prevent a recurrence.

Safety is not just about keeping our people safe. It is also about making sure members of the public are not put at risk by our operations and we have seen significant progress in this area, with a 41% reduction in injuries to members of the public compared with last year.

04 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

We are committed to raising the standards of visible safety leadership across the business and supporting a culture of instinctive safety in our people. We have also been maintaining a relentless focus on process safety, supported by a new process safety management system.

We have delivered good financial performance across our businesses with a 12% increase in adjusted earnings per share. For more information on our financial results see page 06.

I am delighted that we received commendations for our contribution to the success of the London 2012 Olympic and Paralympic Games, working closely with the London Organising Committee to safely ensure resilient energy supplies to the venues.

However, there are areas that we need to improve. For example, in the UK we have a massive challenge to deliver the energy infrastructure the country needs, while minimising the impacts on communities and the environment. We know we need to change the way we engage with our stakeholders and the public about our infrastructure plans. We are making efforts to focus on this through a campaign called Powering Britain’s Future. We have held a number of forums bringing together leaders from across the energy industry with stakeholders from government, consumer and environmental groups. Our aim is to develop a clearer energy story and explain the difficult decisions that need to be taken when balancing the need for, and cost of, this new infrastructure with protecting the landscape.

We are encouraging a national conversation about the UK energy challenge and a platform for people to share their ideas is provided at www.poweringbritainsfuture.co.uk.

In the US, we updated and consolidated our many legacy systems on to one single platform. With a system implementation of this scale and complexity we expected some difficulties following go live. We have, however, experienced operational difficulties that significantly exceeded our expectations and we have devoted significant time and resources to resolving these.

Learning from these challenges and events is particularly important if we are to drive continuous improvement.

Changes in regulation

We are restructuring our UK business, which includes focusing the organisation on four main end-to-end processes that deliver our regulatory outputs and value to our customers.

The changes aim to make sure we are well positioned to deliver value under RIIO, the new regulatory framework, and are prepared for our potential new role under Electricity Market Reform (EMR). This is intended to provide greater financial certainty to generation companies and aid growth of greener sources of power that will need connecting to the grid.

In the US, we will continue to submit rate filings so we can appropriately recover our cost of operations and invest so we can provide for the safe, reliable and efficient delivery of energy to customers. Over the past year, we received unanimous approval from RIPUC for rates that took effect in February 2013. Our New York filing also received unanimous approval, with new rates taking effect in April 2013.

People

I am committed to developing all our employees to the best of their abilities. I am also determined to create an inclusive, high performance culture at National Grid. We need people with the right skills and experience to meet the current and future requirements of our business. This will include a mixture of experienced engineers and development programme trainees, from apprentices to graduates. That means we need people with STEM (science, technology, engineering and mathematics) skills, so I believe it is important for us to continue the work we are doing with schools, to inspire the next generation of engineers and technicians.

This will help us achieve our refreshed vision – ‘connecting you to your energy today, trusted to help you meet your energy needs tomorrow’.

The results of our 2013 employee opinion survey, completed by 79% of our employees, included an engagement score of 63%. This is an important measure. It highlights, for example, the extent to which employees would recommend National Grid to others as a place to work, as well as giving their time and energy to make it a success. For more information see page 39.

In the previous year’s survey, employees told us we could increase the opportunities we provide for personal development. Consequently, among the initiatives we have introduced is the development of an academy – a global, centralised hub of all our learning and development. This provides a clear learning path for all our employees that is aligned to the needs of the business. It brings together and shares best practice from our own Company, as well as from our external partners.

I am proud of all our employees who have volunteered in their local communities, giving their time, skills and enthusiasm to support a wide range of projects. These ranged from environmental initiatives to projects helping young people improve their STEM skills, as well as supporting our various partner charities, such as Special Olympics GB, Girls Inc. in the US and City Year in both countries. I would like to take this opportunity to say thank you to everyone who has been involved in these valuable initiatives.

Our priorities for next year

•	Safety – our safety performance is moving in the right direction but it remains a top priority for us as we seek to achieve a world-class safety level;
•	Execution – we will only succeed if we deliver on our commitments consistently, effectively and efficiently. Performance matters and we have to push ourselves as hard as we can to drive the performance edge we will need this year; and
•	Customer and communities – we have refined a lot of our processes so customers and communities are at the heart of our focus, but we still have a lot more to do.

Steve Holliday

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 05

Strategic Review

Financial review – in brief

This year has seen good financial performance. Our financial measures have mostly improved compared with the prior year and we continue to see opportunities for growth in the future.

52% +100 bps

Total shareholder return

£3,644m +4%

Adjusted operating profit*

56.1p +12%†

Adjusted EPS*

£4,037m -10%

Cash generated from operations

13.6% +60 bps

UK return on equity

9.2% +40 bps

US return on equity

£33.7bn +8%

Regulated assets: UK RAV and sterling equivalent of US rate base

*   Items presented as adjusted exclude exceptional items, remeasurements and stranded cost recoveries. See pages 50 and 51 for further details

†   Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends

Total shareholder return (TSR)

We measure TSR as a key performance indicator (KPI) on a cumulative three year basis. The measure reflects changes in our share price and also assumes dividends paid to shareholders over that period were reinvested in our shares. Cumulative TSR for the period 1 April 2010 to 31 March 2013 was 52% (1 April 2009 to 31 March 2012: 51%; 1 April 2008 to 31 March 2011: 4%). This reflects our strong dividend yield as well as the recovery in the financial markets since 2008/09.

Earnings measures

Adjusted operating profit

Our adjusted operating profit has increased 4% to a record high of £3,644 million, driven by higher net regulated income in our UK Transmission and UK Gas Distribution businesses of £277 million and £85 million respectively, as a result of the impact of inflation and other price control allowances. Our US Regulated business further contributed as a result of higher Niagara Mohawk deferral recoveries and higher revenues from the increase in rate bases of our FERC regulated entities.

Major storms in the US (Superstorm Sandy and Storm Nemo) had an adverse impact on operating profit of £136 million in 2012/13, £20 million higher than the costs of Tropical Storm Irene and the Massachusetts October snowstorm in 2011/12. Timing benefits of £16 million in 2012/13 were in line with the £18 million net benefit in 2011/12.

The £105 million decrease in adjusted operating profit for 2011/12 compared with 2010/11 was due to adverse timing differences of £256 million and higher storm costs in the US of £116 million (due to Tropical Storm Irene and the October snowstorm in Massachusetts). These were partially offset by an increase in UK regulated revenues of £220 million and improved results from other activities.

Adjusted earnings and EPS

Our adjusted net interest charge remained broadly level with 2011/12 at £920 million, with a reduction in the cost of our index-linked debt offsetting the impact of higher debt levels and loss on disposal of financial instruments. The £217 million decrease in adjusted net finance costs in 2011/12 to £917 million was mainly due to: lower interest rates on short term instruments; lower debt repurchase costs; the benefit of lower average net debt as a result of those debt buy backs; and a favourable variance in pension interest due to a higher than expected rate of return on US pension assets.

Our adjusted tax charge was £69 million lower than 2011/12, mainly due to changes in tax provisions in respect of prior years and a 2% decrease in the UK statutory corporation tax rate in the year, partially offset by increased taxes on higher taxable profits. As a result of this, our effective tax rate for 2012/13 was 25.0% (2011/12: 29.2%; 2010/11: 29.2%). The 2011/12 effective tax rate before exceptional items, remeasurements and stranded cost recoveries did not change from 2010/11 because a fall in prior period tax credits was primarily offset by a 2% reduction in the UK corporation tax rate and a change in the UK/US profit mix.

The above earnings performance has translated into adjusted EPS growth in 2012/13 of 6.1p (12%) (adjusted EPS growth in 2011/12 of 0.4p (1%)). The impact of the movements above on adjusted EPS for 2011/12 and 2012/13 has been shown in the chart opposite:

06 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Cash generated from operations

Cash generated from operations was £4,037 million (2011/12: £4,487 million; 2010/11: £4,854 million). Adjusted operating profit before depreciation, amortisation and impairment increased by £228 million year on year, however this was offset by a year-on-year reduction in working capital of £556 million and the cessation of stranded cost recoveries in 2012/13 (£247 million received in 2011/12). The adverse working capital is driven by the US, due to the timing of cost recoveries from LIPA relating to Superstorm Sandy, as well as increased receivables due to a colder winter and higher commodity prices in 2013 compared with 2012.

The reduction in cash generated from operations from 2010/11 to 2011/12 reflected lower operating profits, unfavourable movements in the UK due to higher Gas Distribution receivables, higher pension deficit payments and lower stranded cost recoveries than in 2010/11. These were offset by working capital movements due to the weather in the US (including lower receivables due to the milder winter, lower gas costs and improved collections).

Asset return measures

UK return on equity

The UK ROE has increased 60 bps to 13.6%, mainly driven by outperformance in the gas transmission and distribution businesses against allowed returns, as well as the benefit of a lower tax charge in the period. Our electricity transmission returns have remained broadly constant year on year. The UK ROE for 2012/13 has now returned to the same level as 2010/11, following UK RAV growth driven by RPI and investment in 2011/12.

US return on equity

The US ROE has increased 40 bps to 9.2%, mainly driven by customer growth in our Massachusetts Gas business and recognition of the full allowed return in our Niagara Mohawk electricity business following the reversal of a prior period provision. The increase of 50 bps from 2010 to 2011 mainly related to the impact of our restructuring savings and the full-year impact of our new Massachusetts Gas rate plan which was effective from November 2010.

Regulated assets

Our regulated assets have increased by £2.5 billion, reflecting the continued high levels of investment in our network in both the UK and US. The UK RAV increased by £1.6 billion reflecting inflation and significant capital expenditure in our UK Transmission business in particular. The US rate base increased by £0.9 billion, £0.5 billion due to foreign exchange movements and £0.4 billion due to investment in our networks and working capital movements.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 07

Strategic Review

Our vision and strategy

Our vision sets out our intentions and aspirations at the highest level, while our strategic objectives outline what we need to do to achieve that vision.

08 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

What our vision and strategic objectives mean to us

Our vision sets out our intentions and aspirations at the highest level. Our strategic objectives set out what we believe we need to achieve to deliver our vision and be recognised as a leader in the development and operation of safe, reliable and sustainable energy infrastructure.

Deliver operational excellence – achieve excellent levels of safety, reliability, security and customer service.

Our customers, communities and other stakeholders demand safe, reliable and secure supply of their energy. This is reflected in our regulatory contracts where we are measured and rewarded on the basis of meeting our commitments to customers and other stakeholders.

Excellence in operational processes should allow us to manage our assets efficiently, deliver network improvements quickly and provide services that meet the changing demands of customers. Engagement with our customers and communities will make sure our outputs reflect their needs and priorities. It will help maximise the benefits our stakeholders derive from the value we deliver.

Engage our people – create an inclusive, high performance culture by developing all our employees.

It is through the hard work of our employees that we will achieve our vision, respond to the needs of our stakeholders and create a competitive advantage. Creating an engaged and talented team that is aligned with our strategic objectives is vital to our success. Our presence within the communities we serve, the people we work with and our opportunities to grow both individually and as a business are all important to making National Grid a good place to work.

Stimulate innovation – promote new ideas to work more efficiently and effectively.

Our commitment to promoting innovation underpins how we will run our networks more efficiently and effectively and deliver on our regulatory incentives. Across our business, we will explore new ways of thinking and working to benefit every aspect of how we deliver on our customer and stakeholder commitments.

Embedding innovation and new technology into our operations makes sure we deliver continuous improvements in the quality and cost of our services.

Engage externally – work with external stakeholders to shape UK, EU and US energy policy.

Policy decisions by regulators, governments and others directly affect our business. We engage widely in the energy policy debate, making sure our position and perspective shape future policy direction. We also engage with our regulators to manage uncertainty and provide the right mechanisms so we can deliver infrastructure that meets the demands of a changing energy landscape.

Embed sustainability – integrate sustainability into our decision making to create value, preserve natural resources and respect the interests of our communities.

Our long-term sustainability strategy sets our ambition to deliver these aims and to embed a culture of sustainability within our organisation. That culture will make sure we make decisions that protect and preserve natural resources and benefit the communities in which we operate. We remain committed to our targets of a 45% reduction in Scope 1 and 2 greenhouse gas emissions by 2020 and 80% by 2050.

Drive growth – grow our core businesses and develop future new business options.

We continue our aim of gaining the best possible value from our existing portfolio while exploring and evaluating opportunities for growth. Making sure our portfolio of businesses maintains the appropriate mix of growth and cash generation is necessary to meet the expectations of our shareholders.

We review investment opportunities carefully and will only invest where we can reasonably expect to earn an adequate return. Combining this disciplined approach with operational and procurement efficiencies gives us the best possible opportunity to drive strong returns and meet our commitments to investors.

How our strategy creates value

Our vision and strategic objectives explain what is important to us, so we can meet our commitments and deliver value.

Shareholder value

Regulatory frameworks – operating under robust regulatory frameworks can help to reduce cash flow volatility. Shaping these frameworks to maintain a balance of risk and return underpins our investment proposition.

Reputation, safety and capability – our approach to safety and our reliability record underpin our reputation and brand. These are important factors that enable positive participation in regulatory discussions and the pursuit of new business opportunities.

Efficient operations – efficient capital and operational expenditure allows us to deliver regulatory outputs at a lower cash cost and reduces working capital requirements.

Maximising revenues – positive performance under incentive mechanisms, and delivery of the outputs our customers and regulatory stakeholders require, helps us to maximise allowed revenue.

Funding and cash flow management – positive net cash flows and an innovative funding strategy help to deliver long-term growth. Outperforming the allowed cost of debt can provide improved profitability.

Disciplined investment – we can achieve future revenue and earnings growth by increasing our regulatory asset value and rate base in line with regulatory capital allowances. Investment in non-regulated assets helps us to use and enhance our core capabilities with the aim of delivering attractive returns.

Customer and community value

Safety and reliability – providing reliable networks in a safe way is at the core of customer expectations.

Affordability – providing services in a cost efficient way helps to reduce the impact on customer bills.

Customer service – providing reliable services that meet the needs of our customers and communities is a crucial part of the value they receive from us.

Environmental sustainability – we aim to protect the environment and preserve resources for current and future generations.

Emergency services – we provide telephone call centres, coordinate the response to make safe unplanned gas escapes and respond to severe weather events.

Community engagement – we listen to the communities we serve and work to address concerns about the development of our networks. Our people volunteer for community based projects and we support educational initiatives in schools.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 09

Strategic Review

Operating environment

Our operations are influenced and affected by what is going on in the world around us. We shape our decision making to try and balance the impact of these external factors, so we can deliver value for our customers, shareholders and other stakeholders.

Macroeconomic factors

Our rate plans and price controls are agreed against the backdrop of the broader macroeconomic environment.

In the UK, low economic growth is projected in 2013 and, as a result, it is unlikely that we will see a significant decline in the unemployment rate during 2013.

Unemployment in the US has seen a slow but steady decline throughout 2012. However, with only modest growth forecast for 2013 this is likely to remain high for a while. In the US, we retain some risk of bad debts when customers are unable to pay their bills, so these conditions can have a more direct impact on our financial performance.

In the US, consumer confidence has remained weak, with more people believing that business conditions will worsen in the short term than those believing they will improve. This view puts considerable downward pressure on bills. We must accommodate our customers’ affordability concerns while fulfilling our obligations to provide safe and reliable services and making necessary system investments.

The environment for infrastructure investment in the UK and Europe is evolving, with new investors continuing to be attracted to regulated assets. Sovereign wealth and infrastructure funds are becoming more prominent investors in UK assets.

In the US, we saw a number of major utility mergers during 2012 as our peers and competitors sought to gain efficiencies from greater scale and position themselves for growth opportunities. We have also seen independent transmission developers pursuing large scale projects connecting wind power across the country, as well as prominent utilities investing capital in non-regulated solar assets.

Changing energy mix

Our networks exist to transmit and distribute energy from its source to its place of use. Changes to the energy mix and location of centres of supply and demand will create pressures on our networks. We may need to continue to invest in our networks to meet these challenges.

In the UK, some older coal fired power stations are closing to comply with the Large Combustion Plant Directive and recent fuel prices have reduced the economic viability of gas fired power stations to the point where some are now being mothballed or closed. Looking further ahead, a continued decline in fossil fuel fired electricity generation is to be expected if the government’s carbon reduction targets are to be met.

New low carbon generation will not necessarily be located in the same place as existing plant and will probably require new connections. Where gas comes into the UK is also changing with forecast reductions in North Sea production and increased reliance on imported gas. We will need to adapt our network to ensure sufficient capacity is in place to move gas from these different source locations to the demand centres.

In the US, increased gas supplies, resulting from developments in shale gas, have led to lower gas prices and created increased demand. This is fuelling growth of gas distribution as customers convert to gas.

Additionally, our electricity distribution customers benefit from lower electricity prices as gas fired generation often sets the market price for electricity in the northeastern US. As more generation plants convert to low priced natural gas, opportunities for investment in additional gas network capacity may arise.

Energy policy

Policy decisions by governments, government authorities and others can have a direct impact on our business. They can affect the amount and location of investment required in our networks and the way we operate. They can also change our compliance obligations. Understanding the evolving policy environment is important to understanding the challenges and opportunities we have ahead.

In the UK, energy policy continues to evolve from the Climate Change Act 2008 which commits the UK government to reducing UK greenhouse gas emissions to a level at least 80% lower than a 1990 baseline by 2050.

In November 2012, the Energy Bill, which implements the main aspects of Electricity Market Reform (EMR), was introduced to parliament. EMR seeks to set out the future industry context and promote investment in low carbon generation by providing greater financial certainty to investors. The Energy Bill is expected to receive Royal Assent this year.

At a European level, the three cornerstones of sustainability, security of supply and affordability underpin energy policy. Greater levels of market integration, interconnection and renewable generation are fundamental to achieving these policy objectives. While European developments present challenges, the significant level of investment required may create opportunities for growth.

10 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

In the US, many of the developments at a federal level have been through federal agency regulations and Presidential executive orders. We have supported some additional requirements, such as those of the Environmental Protection Agency (EPA) to implement new air and water quality regulations. We are also working with EPA to ensure our Long Island power generation fleet complies with any new regulations and to remediate contaminated sites where we hold legacy liability.

At a state level, energy policy continues to evolve in the northeastern US. This is driven by interest in promoting energy efficiency, maintaining reliability and deploying renewable technologies that help meet environmental and energy diversity goals.

All of the states in which we operate have standards that meet or exceed EPA’s regulations. In particular, the nine northeastern states that participate in the Regional Greenhouse Gas Initiative agreed to reduce power plant emissions and increase funding for energy efficiency and clean energy.

Regulatory developments

In the UK, the regulatory focus during the year has been the finalisation of the new RIIO price controls. RIIO gives greater focus to incentives and innovation than the previous regulatory regime.

The projected increase in offshore wind generation and interconnection has created a debate on the regulatory approach to electricity transmission investment – a debate we are fully engaged in. Competition is already in place for offshore development in the UK and Ofgem has stated its intent to retain the option of using greater competition for certain large onshore projects.

In the US, we have completed new rate filings for our gas and electricity businesses in New York and Rhode Island. In Massachusetts, we are actively involved with the Massachusetts Commission and neighbouring utilities in the grid modernisation notice of inquiry. This addresses grid reliability during extreme weather conditions, system efficiency and interconnection of distributed generation.

We are also actively involved in the New York Energy Highway initiative to examine new ways of delivering infrastructure in the state. All these initiatives will present new opportunities to respond to customers’ needs and build the necessary infrastructure to address these needs.

In addition to the investment required for new connections and to meet the challenges of changing supply and demand patterns, we need to replace ageing infrastructure in both the UK and US. Cast iron gas mains still in use can be more than 100 years old and over time can create a safety risk and also contribute to greenhouse gas emissions through leaks.

The recent severe weather in the US has also highlighted the potential need for additional investment in network resilience. Regulators and policymakers are beginning to ask utilities to put plans in place to strengthen their networks’ ability to withstand the effects of severe weather.

Innovation and technology

New technology can change the way we do business. The pace of technological development in the energy sector is accelerating as new technologies take shape and approach commercial viability. HVDC technology could play an important part in the development of a more integrated electricity grid, particularly the extension of offshore links. While carbon-based generation is likely to remain a significant part of the global energy mix, carbon capture and storage technologies may become critical to governments achieving their climate change targets. Technologies such as energy storage, electric transportation and distributed generation, all have the potential to affect our networks significantly.

The development of smart grids will change how loads are balanced across the distribution network. It will allow our customers to make smarter energy choices and will increase network flexibility. New consumer products, such as alternative fuelled vehicles and distributed generation, will increase demand and require new infrastructure.

Innovation goes further than new technology. We need to increase the flexibility of our infrastructure to respond to developments as they arise. This can mean managing energy and networks differently, rather than creating new infrastructure to meet supply and demand changes.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 11

Strategic Review

What we do

Electricity

The electricity industry connects generation sources to homes and businesses via transmission and distribution networks. Electricity is sold to consumers by companies who have bought it from the generators and pay to use the networks across which it is transmitted.

12 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

DISTRIBUTION

3.4 million
Number of US electricity customers

US REGULATED

Distribution

Distribution systems carry lower voltages than transmission systems over networks of overhead lines, underground cables and substations. They take over the role of transporting electricity from the transmission network, and deliver it to consumers at a voltage they can use.

We do not own or operate electricity distribution networks in the UK.

In the US, our distribution networks serve around 3.4 million customers in upstate New York, Massachusetts and Rhode Island. In addition, we will operate and maintain the distribution system on Long Island, under contract to LIPA, until December 2013, providing service to around 1.1 million LIPA customers.

For more information on how we make money from our regulated assets, see page 16.

Supply

The supply of electricity involves buying electricity and selling it on to customers. It also involves customer services, billing and the collection of customer accounts.

We do not sell electricity to consumers in the UK.

All the states in which we operate in the US are deregulated and consumers can choose their energy supplier. Where customers choose National Grid, they pay us for distribution and electricity costs. Where they choose to buy electricity from third parties, they pay us for distribution only and pay the third party supplier for the electricity.

Our base charges for electricity supply are calculated to recover the purchased power costs.

US REGULATED

5
Number of US states in which we operate

SUPPLY

System operator

As system operator (SO) for England and Wales, we coordinate and direct electricity flows onto and over the transmission system, balancing generation supply and user demand. Where necessary, we pay sources of supply and demand to increase or decrease their generation or usage.

We have the same role for the two high voltage electricity transmission networks in Scotland and we have been appointed as system operator for the offshore electricity transmission regime.

Our charges for SO services in the UK are subject to a price control approved by Ofgem.

System users pay us for connection, for using the system and balancing services.

As electricity transmission system operator, our price control includes incentives to minimise the costs and associated risks of balancing the system through buying and selling energy, as well as procuring balancing services from industry participants.

The form of this incentive under RIIO has yet to be agreed and is currently subject to industry consultation.

In the US, these services are provided by independent system operators.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 13

Strategic Review

What we do

Gas

The gas industry connects producers, processors, storage, transmission and distribution network operators, as well as suppliers to industrial, commercial and domestic users.

14 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 15

Strategic Review

What we do

How we make money from our regulated assets

Our transmission and distribution businesses operate as regulated monopolies. Regulators safeguard customer interests by setting the level of charges we are allowed to pass on, so that we provide value for money, maintain safe and reliable networks, and deliver good customer service.

In the UK there is a single regulator, Ofgem. In the US, different services and locations are regulated by different bodies. For the areas in which we operate, these are the relevant state regulators and FERC.

Each of our regulatory agreements can include differences in structure, terms and values. Here, we have provided a summary of our regulatory agreements. You can find more details about these on pages 170 to 175.

The value of our regulated assets is calculated based on the terms of our regulatory agreements. These may not be calculated on the same basis as the accounting value of assets, although the principles are similar. For example, building new assets will generally increase regulated assets and disposing of assets will generally decrease regulated assets. In the UK, the value of regulated assets is also increased for inflation.

Our regulatory agreements also determine the amount we are allowed to charge customers, commonly referred to as our allowed revenues. Allowed revenue is calculated based on a number of building blocks:

Depreciation of regulated assets – the value of regulated assets is depreciated over an anticipated lifespan. The amount of depreciation is included in our allowed revenue, which represents the repayment of the amounts we have invested in the asset.

Return on equity and cost of debt – regulated assets are funded through debt or equity and regulatory agreements set this ratio. The equity portion earns a 'return on equity'. This represents the profit we can earn on our investment in regulated assets. The debt portion earns an allowance based on the cost of debt (interest costs). Some regulatory agreements allow us to charge customers based on the actual interest we pay; others use an external benchmark interest rate as a way to incentivise us to raise debt efficiently. The benchmark interest method also provides an opportunity to outperform our regulatory allowance.

Cost of service – in establishing our regulatory agreements, our regulators consider what costs an efficiently run company would incur to operate and maintain our networks. They vary and can include costs relating to employees, office rental, IT systems and taxes, for example. The regulators have different approaches to determining what is considered an efficient or prudent cost and this may be different to the actual costs we incur.

Performance against incentives – our regulatory agreements, mainly in the UK, include incentives that are designed to encourage specific actions, such as reducing greenhouse gas emissions. Achieving performance beyond targets set out in these incentive mechanisms can increase our allowed revenues in the current year or a future year. Failing to achieve certain minimum targets may lead to a reduction in our allowed revenue.

Commodity costs – in the US, we supply gas and electricity to customers who have chosen us as their supplier. Most of our regulatory agreements include mechanisms, known as trackers, that allow us to recover the actual costs we incur when we buy gas and electricity.

Deferrals – particularly in the US, the efficient costs we incur may not be included in the calculation of allowed revenue in the same year. Instead, these are deferred for regulatory purposes and we can recover them in future years. For example, we incur costs restoring power to customers immediately after a major storm. However, these costs will generally be included in allowed revenue over a number of years and may not start until the relevant regulator has approved a request. This can be some time after the storm and may not cover all the costs.

Timing differences – we use our allowed revenues to determine our billing rates, which we calculate using a forecast of the quantities that will be billed. Where there is a difference between the actual and estimated quantities, the amount of revenue we collect will be different to the allowed revenue. Consequently, the over- or under-collected amounts are adjusted against the following period's allowed revenues.

To understand how RIIO in the UK affects this, see pages 170 to 172

16 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Where we operate

Our UK network

St. Fergus
Teesside
to Ballylumford
to Dublin
Barrow
Easington
Burton Point
Theddlethorpe
from the Netherlands
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

- Terminal
- LNG terminal owned by National Grid
- LNG terminal
- Electricity interconnector
- Gas interconnector

UK Gas Distribution*

- Gas distribution operating area

Approximately 131,000 kilometres (82,000 miles) of gas distribution pipeline owned and operated by National Grid.

Principal offices

- Owned office space: Hinckley, Warwick and Wokingham
- Leased office space: Solihull and London

Leased office space totalling 14,100 square metres (151,700 square feet) with remaining terms of three to 10 years.

Our US network

Canada
Vermont
Maine
New Hampshire
New York
Massachusetts
Connecticut
Rhode Island
Pennsylvania
New Jersey

US Regulated*

- Electricity transmission network
- Gas distribution operating area
- Electricity distribution area

An electricity distribution network of approximately 116,250 circuit kilometres (72,235 miles) in New England and upstate New York.

A network of approximately 56,630 kilometres (35,190 miles) of gas pipeline serving an area of approximately 25,545 square kilometres (9,475 square miles).

- LIPA
- Generation
- Gas and electricity distribution area overlap

Principal offices

- Owned office space: Syracuse, New York
- Leased office space: Brooklyn, New York and Waltham, Massachusetts

Leased office space totalling approximately 53,000 square metres (570,000 square feet) with remaining terms of 12 to 17 years.

At present, environmental issues are not preventing our UK and US businesses from utilising any material operating assets in the course of their operations.

* Access to electricity and gas transmission and distribution assets on property owned by others is controlled through various agreements

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 17

Strategic Review

Principal operations

UK Transmission

What we do

We own the electricity transmission system in England and Wales. Our networks comprise approximately 7,200 kilometres (4,470 miles) of overhead line, 1,400 kilometres (870 miles) of underground cable and 329 substations. We are also the national electricity transmission system operator, responsible for both the England and Wales transmission system, and the two high voltage transmission networks in Scotland, which we do not own.

Day-to-day operation of the system involves the continuous real-time matching of demand and generation output. We are also designated as system operator for the new offshore electricity transmission regime.

We own and operate the gas national transmission system in Great Britain, with day-to-day responsibility for balancing demand. Our network comprises approximately 7,660 kilometres (4,760 miles) of high pressure pipe and 23 compressor stations.

Principal risks

•	The energy landscape in the UK and Europe is changing. These changes could have an impact on our business so it is important that we are involved in the discussions surrounding their development.
•	In order to deliver strong financial and operational performance under RIIO, we will need to successfully complete multiple complex business improvement and transformation activities that will affect our people, processes and systems.
•	Delivery of construction projects, to which we are committed, may be affected if we are unable to obtain planning consents in a timely manner.
•	Our operations could be disrupted by industrial action by employees.

Where we are heading

2012/13 has been a significant year, marking the start of a major transformation programme that will enable us to respond to our changing external and internal operating environment.

Having established an operating model that allows us to see and understand more clearly the performance of our regulated businesses, we are now focused on driving performance to make sure we meet the needs of our customers and stakeholders and deliver value under the new price controls.

In particular we will need to be sharper in our commercial relationships, driving the performance of our contractors.

We have been asked by DECC to act as delivery body for its potential electricity market reforms (see page 10). We will carry out analysis to help inform Government decisions on energy policy, as well as administering key parts of the enduring regime.

How we are progressing

•	Delivered strong safety, operational, customer and financial performance in 2012/13.
•	Secured new eight year price controls for electricity transmission and gas transmission.
•	Emphasised end-to-end electricity and gas transmission processes in our organisational design.
•	Refined our organisational design and appointed managers into their roles. We are reducing the number of manager roles by 22% and, at the same time, we have clearly articulated people’s accountabilities.
•	Fundamentally changed our partnering approach for delivering major transmission capital projects. This involves revised contracts with our electricity alliance partners that make accountability clearer. We have also introduced additional layers of competition for delivery of some aspects of our work.

Priorities for the year ahead

•	Continue to improve safety performance and maintain focus on specific areas including induced voltage.
•	Build on the foundations we have established during 2012/13 and deliver under the first year of our new price control.
•	Embed the organisational design through all layers of our business.
•	Define and embed new ways of working.
•	Continue to enhance our capabilities in process and performance excellence, as well as commercial and contract management.
•	Increase innovation to help us meet the output measures we are committed to delivering under RIIO.
•	Continue to work closely with DECC and Ofgem to help inform and manage security of supply through a period of significant change in the UK energy market.

18 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

UK Transmission

The results of the UK Transmission segment for the years ended 31 March 2013, 2012 and 2011 were as follows:

	Years ended 31 March

	2013 £m	2012 £m	2011 £m

Revenue	4,246	3,804	3,484

Operating costs excluding exceptional items	(2,637)	(2,450)	(2,121)

Adjusted operating profit	1,609	1,354	1,363

Exceptional items	(43)	–	(70)

Operating profit	1,566	1,354	1,293

Principal movements (2010/11 – 2012/13)

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 19

Strategic Review

Principal operations

UK Gas Distribution

What we do

We own and operate four of the eight regional gas distribution networks in Great Britain. Our networks comprise approximately 131,000 kilometres (82,000 miles) of gas distribution pipeline and we transport gas from the gas national transmission system to around 10.9 million consumers on behalf of 26 gas shippers. Gas consumption in our UK networks was 306 TWh in 2012/13 compared with 259 TWh in 2011/12.

We manage the national gas emergency number (0800 111 999). This service, along with the enquiries lines, appliance repair helpline and meter enquiry service, handled 2,480,669 calls during 2012/13.

Principal risks

•	The potentially dangerous nature of our activities, for our employees, contractors and the public, drives us to stay focused on process and personal safety.
•	Our ability to deliver our operational performance and standards of service relies on the underlying availability, accuracy and integrity of our businesses’ systems and data.
•	In order to deliver strong financial and operational performance under RIIO, we will need to realise the benefits of our end-to-end business processes and new contractual arrangements with our alliance partners.
•	Our operations could be disrupted by industrial action by employees.

Where we are heading

Two years into our transformation programme in Gas Distribution, we have established the foundations for success under RIIO. We will now build on this so we can meet the needs of our customers and stakeholders and deliver value under the new price control.

Our customers and stakeholders have told us what they expect of us through the RIIO ‘talking networks’ consultation, so we will continue to make sure we can provide a safe and reliable service at the right cost.

To make sure our transformation is sustainable we will continue to develop a culture of process and performance excellence so that all our people, including supervisors and field force, are empowered to innovate and improve our business.

We will also increase our commercial and contract management capability to make sure we can drive the performance of our contractors who deliver a significant proportion of our work.

How we are progressing

•	Delivered strong safety, operational, customer and financial performance in 2012/13.
•	Secured a new eight year price control for Gas Distribution.
•	Completed the roll out of new systems and processes through our Gas Distribution front office (GDFO) project – a significant milestone in our transformation programme. All four of our gas distribution networks are now using GDFO systems to help deliver our major processes: emergency response, repair, mains replacement and connections.
•	Maintained our focus on process and performance excellence by continuing to build skills and capabilities and further strengthening a culture of continuous improvement.
•	Agreed new terms and conditions with our 1,900 directly employed field force employees. The new arrangements support improved productivity and increased flexibility, so we can perform under RIIO.
•	Agreed new contracts to deliver £3.5 billion of investment (primarily mains replacement and connections). These Gas Distribution strategic partnerships align our contract partners’ incentives with the way we are incentivised under RIIO.

Priorities for the year ahead

•	Continue to improve safety performance and maintain focus on specific areas, including reducing cable strikes and safer operation of road vehicles.
•	Maintain a strong focus on the service we provide to our customers, including improving our response to complaints and enquiries and showing our customer facing employees how customers rate the service they provide.
•	Continue to build our capabilities in process and performance excellence, as well as commercial and contract management.
•	Work closely with our Gas Distribution strategic partners so we change to the new contracts quickly and smoothly. An effective transition will help make sure we maintain a high standard of work, strong safety and customer performance and continue to meet work delivery targets.
•	Increase innovation to help us meet the output measures we are committed to delivering under RIIO.

20 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

UK Gas Distribution

The results of the UK Gas Distribution segment for the years ended 31 March 2013, 2012 and 2011 were as follows:

	Years ended 31 March

	2013 £m	2012 £m	2011 £m

Revenue	1,714	1,605	1,524

Operating costs excluding exceptional items	(920)	(842)	(813)

Adjusted operating profit	794	763	711

Exceptional items	(31)	(24)	(40)

Operating profit	763	739	671

Principal movements (2010/11 – 2012/13)

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 21

Strategic Review

Principal operations

US Regulated

What we do

We own and operate electricity distribution networks in upstate New York, Massachusetts, and Rhode Island. Through these networks we serve approximately 3.4 million electricity consumers in New England and upstate New York.

We also own and operate 50 electricity generation units on Long Island that together provide 3.8 GW of power under contract to LIPA. Our plants consist of oil and gas fired steam turbine, gas turbine and diesel driven generating units ranging from 2 MW to 385 MW.

Our US gas distribution networks provide services to around 3.5 million consumers across the northeastern US, located in service territories in upstate New York, New York City, Long Island, Massachusetts and Rhode Island. We added 29,925 new gas heating customers in these areas in 2012/13.

We are responsible for billing, customer service and supply services. We forecast, plan for and procure approximately 13.9 billion standard cubic metres of gas and 30 TWh of electricity annually across three states.

We own and operate an electricity transmission system of approximately 14,000 kilometres (8,700 miles) spanning upstate New York, Massachusetts, Rhode Island, New Hampshire and Vermont operating nearly 160 kilometres (100 miles) of underground cable and 522 substations.

We also maintain and operate the electricity transmission and distribution system on Long Island owned by LIPA, covering 3,185 square kilometres (1,230 square miles). Our contract with LIPA expires on 31 December 2013, and we will continue to service and provide support during the transition process.

Principal risks

•	The potentially dangerous nature of our activities, for our employees, contractors and the public, drives us to stay focused on process and personal safety.
•	Our approach to preventing and responding to catastrophic gas or electricity network interruptions is affected by the increasing frequency and severity of storms and evolving stakeholder expectations.
•	The transformation of our information systems may fail to deliver anticipated benefits, which could affect our US business plan or cause delays to financial reporting that breach our debt covenants.
•	Our ability to recover incurred expenditure in a timely manner may be affected by the changes in regulation or decisions by regulators on regulatory filings.

Where we are heading

Having reorganised our US businesses in 2011 under a model that acknowledges our regulatory jurisdictions, we have introduced a programme that aims to make sure operational excellence is a hallmark of our processes and culture by 2015.

We call this journey towards operational excellence Elevate 2015 and it focuses on eight end-to-end business processes. During 2012/13, we focused on our meter to cash and emergency response processes. Others are now taking shape, including workplace safety, network operations, rate case management, customer service and asset maintenance.

As we enhance each business process, our decision-making criteria are governed by four main principles: safety and reliability, stewardship, customer responsiveness and cost competitiveness.

How we are progressing

•	Overall reliability improved for our electricity and gas businesses despite the severe weather events experienced.
•	Significant improvements to our emergency preparedness processes to better address safety, customer satisfaction and restoration response time. During Superstorm Sandy (see page 37) and Storm Nemo our restoration efforts were lauded by community leaders, regulatory officials and customers for our emergency preparedness, community outreach and communication, as well as relatively swift restoration times.
•	New rate cases filed for our upstate New York and Rhode Island gas and electricity businesses, each of which was approved by its respective regulatory body. Officials praised the quality of the Company’s rate case plan and supporting data as well as our community outreach and communications.
•	We implemented our new enterprise resource planning system in November and December which, in time, is expected to enable further operational efficiencies and support process improvements.

Priorities for the year ahead

•	Drive our focus and behaviours to prevent injuries and safeguard the public.
•	Improve the customer experience through end-to-end process excellence and delivery of our work plan on time and on budget.
•	Embed the new system into our end-to-end processes and begin to extract value from this investment in line with our plan.
•	Embed a regulatory focus and rate case readiness into our business practices and systems. Commence preparations for expected rate case filings in calendar year 2014 for the electricity business in Massachusetts and the gas businesses in downstate New York and Long Island.
•	Increase the level of our engagement with and volunteering in our communities.

22 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

US Regulated

The results of the US Regulated segment for the years ended 31 March 2013, 2012 and 2011 were as follows:

	Years ended 31 March

	2013 £m	2012 £m	2011 £m

Revenue excluding stranded cost recoveries	7,918	7,516	8,391

Operating costs excluding exceptional items, remeasurements and stranded cost recoveries	(6,665)	(6,326)	(6,984)

Adjusted operating profit	1,253	1,190	1,407

Exceptional items and remeasurements	170	(296)	(51)

Stranded cost recoveries	14	260	348

Operating profit	1,437	1,154	1,704

Principal movements (2010/11 – 2012/13)

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 23

Strategic Review

Principal operations

Other activities

Grain LNG

Grain LNG is one of three LNG importation facilities in the UK. It was constructed in three phases becoming operational in 2005, 2008 and 2010 respectively. It operates under long-term contracts with customers and provides importation services, storage and send out capacity on to the national transmission system. We are exploring with customers a number of developments to the Grain site to enhance its revenue earning capability.

BritNed

BritNed is a joint venture between National Grid and TenneT, the Dutch transmission system operator, which built, and now owns and operates a 1,000 MW subsea electricity link between the UK and the Netherlands, which is approximately 260 kilometres (162 miles) in length. BritNed, which entered commercial operations on 1 April 2011, is a merchant interconnector that sells its capacity via a range of explicit and implicit auction products.

Metering

National Grid Metering (NGM) provides installation and maintenance services to energy suppliers in the regulated market in Great Britain. It maintains an asset base of around 15 million domestic, industrial and commercial meters. Through Ofgem’s Review of Metering Arrangements, National Grid has been appointed National Metering Manager to facilitate the transition to smart metering in the domestic sector.

NGM has also been leading a pricing consultation to define the tariff caps to apply in future to traditional domestic gas metering. This process is due to conclude in summer 2013. In addition, NGM has been further developing its services in the industrial and commercial market.

NGM achieved its highest customer satisfaction scores for the last six years for both domestic, and industrial and commercial businesses.

UK Property

National Grid Property is responsible in the UK for the management, clean up and disposal of surplus sites, most of which are former gasworks. This year has seen us embedding our outsourcing agreement with Capita Symonds that was signed in May 2012 and our new tender arrangements for the clean up of contaminated land. Both of these have started to deliver operational and financial efficiencies in managing and cleaning up our surplus estate.

Xoserve

Xoserve delivers transactional services on behalf of all the major gas network transportation companies in Great Britain, including National Grid. Xoserve is jointly owned by National Grid, as majority shareholder, and the other gas distribution network companies.

US non-regulated businesses

Some of our US businesses are not subject to state or federal rate-making authority, including interests in certain of our LNG road transportation, certain gas transmission pipelines (the Millennium and Iroquois gas transmission pipeline projects are regulated by FERC, however our minority equity interests in them are not), and certain commercial services relating to solar installations, fuel cells and other new technologies.

Corporate activities

Corporate activities comprise central overheads, insurance and expenditure incurred on business development.

24 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Other activities

The results of our other activities segment for the years ended 31 March 2013, 2012 and 2011 were as follows:

	Years ended 31 March

	2013	2012	2011
	£m	£m	£m

Revenue	642	715	678

Operating costs excluding exceptional items	(654)	(527)	(559)

Adjusted operating (loss)/profit	(12)	188	119

Exceptional items	–	104	(42)

Operating (loss)/profit	(12)	292	77

Principal movements (2010/11 – 2012/13)

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 25

Strategic Review

Our Board

The successful delivery of our strategy is dependent upon attracting and retaining the right talent. This starts with our Board; a broad range of expertise and backgrounds ensures a good balance of skills, expertise and knowledge. However, creating a high performing Board where directors work well together is not just about skills and experience; it is also about behaviours and dynamics.

As already highlighted, the Board has been in a state of transition recently. This has allowed us to think hard about creating an inclusive and diverse culture that fosters positive behaviour and encourages dynamics to come to the fore of all boardroom interactions. We have used the opportunity of the Board refresh to widen the range of knowledge and background of the members. The appropriate skills base is complemented by a diversity of ‘thinking styles’. Hence, lively debate and constructive challenge is encouraged at all times; the boardroom is a place where questions are valued, no debate is discouraged and all Non-executive Directors have an equal voice regardless of their background, expertise and tenure.

This enables the Board to be a ‘sounding board’ for ideas. Management are encouraged to bring their proposals before the Board during the development phase to allow the Non-executive Directors the opportunity to input, challenge and review prior to a project seeking full financial sanction. In this way, the Board works collectively to challenge the Company to deliver superior performance and enhances the Company’s ability to understand and anticipate opportunities and challenges.

On these pages we set out the age, committee membership and tenure of our Board members. For their full biographical details, see pages 180 to 182.

26 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Our Chairman is responsible for the leadership and management of the Board and its governance. By promoting a culture of openness and debate, he facilitates the effective contribution of all Directors and helps maintain constructive relations between Executive and Non-executive Directors.

Our Chief Executive is responsible for the executive leadership and day-to-day management of the Company, to ensure the delivery of the strategy agreed by the Board. Through his leadership of the Executive Committee, he demonstrates commitment to safety, operational and financial performance.

Our Senior Independent Director acts as a sounding board for the Chairman and serves as an intermediary for the other Directors, as well as shareholders as required.

Independent of management, our Non-executive Directors bring diverse skills and experience, vital to constructive challenge and debate. Exclusively, they form the Audit, Nominations, Remuneration and SEH Committees, and have a key role in developing proposals on strategy.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 27

Strategic Review

Our governance structure

Our Board

Our Board is collectively responsible for the effective oversight of the Company and its businesses. It also determines the strategic direction and governance structure that will help achieve the long-term success of the Company and deliver sustainable shareholder value. The Board sets the risk appetite for the Company and takes the lead in areas such as safeguarding the reputation of the Company and financial policy, as well as making sure we maintain a sound system of internal control (see page 30). The Board’s full responsibilities are set out in the matters reserved for the Board, available on our website.

In line with these responsibilities and the key challenges and opportunities facing the Company, the Chairman sets the Board’s agenda, making sure adequate time is available to discuss all agenda

Committee oversight

The Board delegates authority to its committees to carry out certain tasks on its behalf, so that it can These operate committees efficiently are summarised and give the below right level and their of attention full terms and of consideration reference are to available relevant on matters. our website. The committees communicate and work together where required – for example, on some risk matters the Safety, Environment and Health Committee collaborates with the Audit Committee.

Committee agendas and schedules of items to be discussed at future meetings are prepared in line with the terms of reference of each committee.

	Audit Committee	Finance Committee	Nominations Committee

Oversees the Company’s financial reporting, and internal controls and their effectiveness, together with the procedures for identifying, assessing and reporting risks. It also oversees the services provided by the external auditors and their remuneration.

Sets policy and grants authority for financing decisions, credit exposure, policy for hedging and foreign exchange transactions, guarantees and indemnities. It also approves other treasury, tax, pensions and insurance strategies or, if appropriate, recommends them to the Board.

Responsible for considering the structure, size and composition of the Board and committees, and succession planning. It also identifies and proposes individuals to be Directors and executive management reporting directly to the Chief Executive, and establishes the criteria for any new position.

Management	Executive Committee

Led by the Chief Executive, the Executive Committee oversees the safety, operational and financial performance of the Company. It is responsible for making day-to-day management and operational decisions it considers necessary to safeguard the interests of the Company and to further the strategy, business objectives and targets established by the Board. The committee plays a key role in the development of our people and driving a high performance culture. In line with common practice, the Executive Committee has ceased to be a committee of the Board; its levels of authority, role and responsibilities remain unchanged.

It approves expenditure and other financial commitments within its authority levels and discusses, formulates and approves proposals to be considered by the Board.

There are currently ten members of the committee. They have a broad range of skills and expertise, which are updated through training and development. Some members also hold external non-executive directorships, giving them valuable board experience. The committee also considers succession planning and the talent pipeline to the committee.

The committee officially met 11 times this year, but the members interact much more regularly. Those members of the committee who are not Directors all regularly attend Board and committee meetings with Alison Kay, Group General Counsel & Company Secretary, secretary to the Board and Nominations Committee. This means that knowledge is shared and every member is kept up to date with business activities and developments.

28 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

items, including strategic issues. In order to operate effectively, the Board receives accurate, timely and clear information, including updates on legal, regulatory, corporate governance and best practice matters and presentations by internal and external advisors. To strengthen the Directors’ knowledge and understanding of the Company, Board meetings regularly include updates and briefings on specific aspects of the Company’s activities. Additionally, the Non-executive Directors are expected to visit at least one operational site to meet local management teams and discuss aspects of the business with employees.

Attendance at Board and committee meetings during the year is set out on page 62.

To support discussion and decision-making, committee members receive papers in advance of meetings so they can prepare for and consider agenda items. Where appropriate, subject matter experts give presentations and provide the opportunity for directors to ask questions. Following discussion, as appropriate, matters are endorsed, approved or recommended to the Board by the committee. The chairman of each committee provides the Board with a summary of the main decisions and discussion points so the other directors are updated.

For more information about the Board and its committees and examples of the matters that they have considered during the year, see Corporate Governance from page 58.

Remuneration Committee	Safety, Environment and Health Committee

Determines remuneration policy and practices to attract, motivate and retain high-calibre executive directors and other senior employees to deliver value for shareholders and high levels of customer service, safety and reliability.

In relation to safety, environment and health, the committee reviews the strategies, policies, initiatives, risk exposure, targets and performance of the Company and, where appropriate, of its suppliers and contractors. It also monitors the resources we use for compliance and driving improvement in these areas.

Management Committees

To help make sure we allocate time and expertise in the right way, the Company has a number of management committees, which include the Disclosure Committee (see page 65 for more details), Business Conduct Committees and the Global Retirement Plan Committee. These management committees provide reports, where relevant, to the appointing committee in line with our governance framework on the responsibilities they have been delegated.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 29

Strategic Review

Internal control and risk management

The Board is committed to protecting our reputation and assets, as well as safeguarding the interests of our shareholders. We achieve this through maintaining a sound system of internal control.

30 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Our system of internal control and, in particular, our risk management process, has been designed to support our strategic and business objectives as well as internal control over financial reporting. We aim to do this through:

•	mitigating risk;
•	making sure our information, including financial reporting, is accurate and reliable;
•	complying with our obligations – both internal and external;
•	applying sound governance practices; and
•	making informed and timely decisions to further our objectives.

As we have shown in the diagram opposite, the Board establishes the control environment. Supported by dedicated, specialist teams, it sets risk appetite, approves policies and monitors performance. Where appropriate it delegates authority to its committees.

Combined with the assessments completed by process owners, this top down and bottom up approach is used to maintain quality within the internal control process.

Our internal controls are designed to manage rather than eliminate material risks. We balance the costs of internal controls with the magnitude and likelihood of the risks being managed in light of our risk appetite.

Accurate and reliable information plays a vital role in our decision making, while education, training and awareness are all important elements that help us maintain effective internal controls.

Our internal control process starts with identifying risks, compliance matters and other issues. We do this through routine reviews carried out by process owners and facilitated by relevant dedicated, specialist teams. We record risks in our risk register, assess the implications and consequences for the Group and determine the likelihood of occurrence.

We put in place action plans, controls and other process improvements designed to address the risks and issues we have identified. We assess the effectiveness of our controls regularly and seek independent assurance where it is appropriate to do so.

We formally report the outcomes of our risk identification and control assessments to senior management and the relevant oversight bodies. This informs our decision-making and provides assurances about our internal controls to management and the Board.

We regularly monitor our action plans, other process improvements and the status of risks. The results of our review help update the process as the cycle continues.

Internal control over financial reporting

We have specific internal mechanisms to govern the financial reporting process and the preparation of the Annual Report and Accounts. Our financial controls guidance sets out the fundamentals of internal control over financial reporting which are applied across the Group and the group accounting guides provide guidance on our accounting policies.

Within our processes we have system, transaction and oversight controls. In addition, our businesses prepare detailed monthly management reports which include analysis of their results along with comparisons to relevant budgets, forecasts and prior year results. These are presented to and challenged by senior management within Finance. The Finance Director, in turn, presents a consolidated management report to the Board.

These reviews are supplemented by quarterly performance reviews, attended by the Chief Executive and Finance Director. They discuss historical results and expected future performance and involve senior management from both operational and financial areas of the business.

Reviewing the effectiveness of our internal control

Each year the Board reviews the effectiveness of our internal control process, including financial reporting, to make sure it remains robust. The latest review covered the financial year to 31 March 2013 and the period to the approval of this Annual Report and Accounts. It included:

•	the receipt of a letter of assurance from the Chief Executive which consolidates the main matters of interest raised through the year-end assurance process;
•	where appropriate, assurance from our committees, with particular reference to the reports received from the Audit and SEH Committees on reviews undertaken at their meetings; and
•	assurances about the certifications required under Sarbanes-Oxley as a result of our US reporting obligations.

Our internal control processes comply with the Turnbull guidance on internal control and the requirements of the UK Corporate Governance Code. They are also the basis of our compliance with obligations set by the Sarbanes-Oxley Act 2002 and other internal assurance activities.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 31

Strategic Review

What are the risks?

Below is an overview of some of the main risks we face that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities. For a more comprehensive description, please see pages 176 to 178. We have included some examples of the actions implemented to address these risks. It is not always possible to eliminate a risk even where a response is in place and considered effective.

Some of our main risks

Risk description	Examples of mitigating actions

Aspects of the work we do could potentially harm employees, contractors, members of the public and the environment	• We have established safety and occupational health plans, programmes and procedures that are aimed at continuous improvements in safety performance.

•  Group wide initiatives are supplemented with specific regional safety programmes. These are aimed at addressing specific areas so that safety is at the forefront of every employee’s mind. We also benchmark against other industry groups to seek and implement best practice.

•  We continue to focus on process safety, aimed at preventing major incidents. This includes the process and procedures governing the development and design of our assets, as well as the competence of the people who will build, operate and maintain them.

•  We monitor employee lost time injury frequency rate as a key performance indicator (KPI) as described on page 45. We also have other measures relating to personal and process safety, and use them to understand our safety strengths and identify any weaknesses we need to address.

Events outside our control, such as malicious attacks (including cyber security breaches) or severe storms, could cause a major network failure or compromise the security of our physical assets, processes, systems and data

•  We use industry best practices as part of our cyber security policies, processes and technologies. We continually invest in cyber strategies that are commensurate with the changing nature of the security landscape.

•  Following the major US storms of 2011, we overhauled our emergency response processes and have since used the improved processes, tools and approach during our response to Superstorm Sandy and other severe weather events. We are using the lessons we have learnt to further refine the end-to-end process.

Our core business and growth strategies may be affected negatively by changes to our legal and regulatory framework and future energy policies	• We participate in regulatory and energy policy development and implementation to help shape the outcomes.

•  In the UK, we are working with DECC on its proposals relating to Electricity Market Reform. We have also restructured our business so we are prepared for our potential new role under Electricity Market Reform and to make sure we are well positioned to deliver value under RIIO.

•  Our UK price controls have ‘reopeners’ for some categories of expenditure where costs and volumes are currently uncertain; we can use these reopeners in certain circumstances to request additional allowances and output targets to be set when the cost and volumes become clear.

•  In the US, we are maintaining our jurisdictional focus and we will continue to file new rate cases so our businesses can earn a fair and reasonable rate of return. Our rate filings include structural changes where appropriate, such as revenue decoupling mechanisms, capital trackers, commodity related bad debt true ups and pension and other post-employment benefit true ups, as described on pages 173 to 175.

Current and future business performance may not meet our expectations or those of our stakeholders	• We have restructured our UK business as described above, establishing end-to-end process teams aimed at improving customer service and efficiency and building a culture of continuous improvement.

•  We have a three-year US strategy (Elevate 2015) focused on safety and reliability, customer responsiveness, stewardship and cost competitiveness, with performance measures that are tracked and reported monthly. US jurisdictional presidents continue to develop strong relationships with local regulators and communities.

• Our US business has implemented a new enterprise resource planning system. The successful delivery of this programme is seen as a key enabler for delivering our strategic objectives in the US.
• We monitor network reliability, regulated controllable operating costs and customer satisfaction as KPIs, as described on pages 44 and 45.

32 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Some of our main risks

Risk description	Examples of mitigating actions

Business development decisions may not deliver targeted outcomes or meet all stakeholder expectations

•  We regularly monitor and analyse market conditions, competitors and their potential strategies, as well as the performance of our Group portfolio. We are also looking to access new sources of finance and capabilities through partnering.

•  We have internal processes for the review and approval of investments in new businesses, disposals of existing ones and organic growth investment opportunities. These are reviewed and revised from time to time to ensure our approach supports our short- and long-term strategies. We undertake due diligence exercises on acquisition or partnering opportunities and carry out post-investment reviews to make sure lessons are learnt for the future.

Fluctuations in external market conditions, including foreign exchange, interest rates and commodity prices, could affect our financial position

•  Our treasury function manages financial risks, including foreign currency and interest rate risks, to within pre-authorised parameters and under policies and guidelines approved by the Finance Committee.

•  For our US-based regulated businesses, within predefined risk parameters, we use forward purchase contracts for electricity, gas and electricity capacity, as well as derivative instruments linked to those commodities.

An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our business

•  We identify short-term liquidity and long-term funding requirements by regularly producing short- and long-term cash flow forecasts, along with undertaking financial headroom analysis. The assessment of our liquidity takes into account the regulatory requirements that may restrict our ability to pay dividends from some of our operating businesses.

• We maintain a number of commercial paper and medium-term note programmes to facilitate short- and long-term debt issuance.
• We manage refinancing risk by limiting the amount of debt maturities on borrowings in each financial year.

Customers and counterparties may fail to meet their obligations such as paying bills or delivering contracted services	• Security deposits or other forms of collateral may be obtained from commercial and industrial customers to reduce the risk from customer default.
• In the US, we have processes and programmes aimed at minimising bad debts from retail customers.
• We maintain a diverse range of commodity suppliers to reduce the credit or non performance risk from the failure of any one supplier.

•  The Finance Committee has agreed a policy for managing financial counterparty risk. This sets exposure limits based on an individual counterparty’s credit rating from independent rating agencies. We also consider other leading indicators of counterparty financial distress and reduce exposure below the approved limits, if appropriate.

• Where multiple financial transactions are entered into with a single financial counterparty, a netting arrangement is usually put in place to reduce our exposure to the credit risk.

We may fail to attract, develop and retain employees and leadership with the competencies, values and behaviours required to deliver our strategy and vision	• We introduced a new global leadership development framework in 2012.

•  We are developing a global, centralised academy to allow us to gather and share best practice from within National Grid and from our external partners. This should help us build the skills and capabilities our business will need in the future, as well as contributing to employee development.

• We have described on pages 38 and 39 some of the ways we seek to engage employees, including how we promote inclusion & diversity.
• We monitor employee engagement as a KPI, as described on page 45, and formally solicit employee opinions via a Group wide employee survey annually.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 33

Strategic Review

How executive remuneration aligns

to Company strategy

The Remuneration Committee aligns the remuneration policy to our Company strategy and main business objectives. Performance-based incentives are earned through achieving demanding targets for short-term business and individual performance, as well as creating long-term shareholder value.

34 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

The Remuneration Committee determines remuneration policy and practices through which we aim to attract, motivate and retain high-calibre Executive Directors and other senior employees to deliver value for shareholders and high levels of customer service, safety and reliability.

Alignment to strategy

While aligning the remuneration policy to our strategic objectives, the Remuneration Committee aims to ensure the policy:

•	reflects shareholders’ and customers’ interests;
•	takes into account risk-related factors; and
•	contributes to driving the highest possible ethical standards.

Each year we review our incentive plans, ie the APP and LTPP, to confirm the performance measures remain closely aligned with the Company’s strategic objectives.

APP

	Steve Holliday and Andrew Bonfield	Nick Winser	Tom King

Financial measures for 2012/13 (i)	Adjusted EPS	Adjusted EPS	Adjusted EPS

	Consolidated cash flow	Consolidated cash flow	Consolidated cash flow

	UK ROE	UK adjusted operating profit	US operating profit (US GAAP basis)

	US ROE	UK ROE	US cash flow

	N/A	N/A	US ROE

(i) Financial measures represent 70% of the APP.

Individual performance objectives in the APP reflect 30% of the plan and are defined in terms of target and stretch performance requirements. The performance objectives change each year, depending upon business priorities. Examples of individual objectives include regulatory management, business development activities and customer satisfaction improvement programmes.

The Remuneration Committee may use its discretion to reduce APP awards to take account of significant safety or service standard incidents. In addition, the Remuneration Committee considers environmental, social and governance issues in its assessment of performance.

LTPP

Performance measure	Definitions and performance period	Weighting

Adjusted EPS	Threshold performance	50% of the plan
– where EPS growth exceeds RPI growth by 3%
Upper target performance
– where EPS growth exceeds RPI growth by 8%
Performance period
– 3 years

Relative TSR compared with the FTSE 100	Threshold performance	25% of the plan
– where TSR is at the median of the FTSE 100
Upper target performance
– where TSR performance is 7.5% above that of the median company in the FTSE 100
Performance period
– 3 years

UK and US ROEs – based on UK Transmission and UK Gas Distribution ROEs and on US Regulated returns	Threshold performance	25% of the plan
– where allowed regulatory returns are achieved (UK) and -1% (US)
Upper target performance
– where allowed regulatory returns are out-performed by 2% (UK) and 1% (US)
Performance period
– 4 years

If the Remuneration Committee considers the underlying financial performance of the Company does not justify the vesting of LTPP awards, even if some or all the performance measures are satisfied in whole or in part, it can declare that some or all the awards lapse.

Overall, the Remuneration Committee believes the measures offer a balance between meeting the needs of all our stakeholders and incentivising Executive Directors to achieve sustainable performance.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 35

Strategic Review

What did we achieve?

It has been another important year for National Grid as we secured appropriate regulatory changes and continued to bed down organisational change in both the UK and US. Here, we highlight some of the work we did, and initiatives we introduced, during 2012/13 to support delivery of our strategy.

Delivering operational excellence

Safety remains a top priority for us and we strive to improve our performance. We also recognise the vital importance of good customer service and community relationships. Our licences and regulatory agreements set our reliability targets and these are linked to our revenue streams.

Safety

Our ambition is to achieve a world-class safety level by 2015, featuring a lost time injury frequency rate of below 0.1. We intend to achieve this through a relentless leadership focus, robust safety management systems and tactical actions focused on our main risks, which may vary between regions and business areas.

Our employee lost time injury frequency rate for 2012/13 was 0.17, compared with 0.18 in 2011/12. While this represents a marginal improvement we recognise that we need to do more to achieve our ambition. We have included below some examples of our main safety initiatives, which aim to reduce incidents.

In the UK, we introduced our Take Care campaign, which focused on cable avoidance in our UK Gas Distribution business. We also updated our overhead line rules for work at height and guidance about the use of equipment at height.

We connect office-based employees to the safety aspects of our operational activities through targeted campaigns, raising the profile of safety in the workplace and behaviours at home. Examples of our initiatives during 2012/13 include interactive experiences, screen savers and seasonal safety messages.

In the US, we launched an initiative aimed at reducing and eliminating risks associated with securing loads. This involved upgrading vehicles and improving load securing devices, as well as training and exercises.

At a local level, we developed safety plans that gave supervisors and crew leaders greater authority to take action to address their most pressing safety needs. We also arranged a number of sessions in which survivors of utility industry accidents shared how their lives had changed in an instant and talked to employees about how they can make a personal commitment to safety.

In 2012/13, we published our Company wide process safety management system and updated our process safety commitment statement. We have modified our global incident reporting system so we can better differentiate process related incidents to improve communication, enhance visibility and share information relating to process safety events.

We have been continually increasing awareness and developing our safety culture through training initiatives, including elearning.

Delivering customer service

We measure the success of our customer service initiatives through the Ofgem customer satisfaction studies and independent customer research in the UK. In the US, several independent customer research studies and other measures are used to supplement the four J.D. Power and Associates customer satisfaction studies. The results of the studies can be found on page 45.

In the UK, our customer satisfaction results have demonstrated improvement in some areas in Transmission and Gas Distribution. In the US, although the overall JD Power residential customer satisfaction quartile results remained unchanged and commercial studies saw a decline, we achieved significant improvements in key internal transaction studies including website satisfaction and electricity order fulfilment. Work continues to enhance service to our customers as part of our Elevate 2015 programme, large end-to-end process review and improvement activities, customer callback programme, and our more actionable approach to measuring customer satisfaction.

36 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

One area in which we have been improving how we communicate with customers is our response to storms. Through Twitter and Facebook we are now providing real-time weather updates, safety tips, outage reporting, restoration times and community resources before, during and after a storm. We are also using YouTube and Flickr to illustrate, through videos and photos, how we prepare for storms and restore service. More than 104,000 US customers are enrolled in our broadcast text alert programme, which we activate during major storms to provide outage updates and safety tips. During 2012/13, we launched a further texting programme that provides area specific outage numbers and estimated restoration times.

From their mobile devices, US customers can now report and check the status of their outages, as well as view important safety tips, contact information and outage data including maps, online via m.nationalgrid.com. During the February 2013 snowstorm, more than 11,000 customers reported outages through this website, which received around 205,000 visits.

As part of our preparations to respond to Superstorm Sandy, the most devastating storm to hit the US eastern seaboard in more than 100 years, more than 250 employees supported the community liaison effort, assigned to the towns expected to be hardest hit by the storms.

Reliability

We aim to deliver reliability by: planning our capital investments to meet challenging demand and supply patterns; designing and building robust networks; risk-based maintenance and replacement programmes; and detailed and tested incident response plans.

In the UK, we are pleased to report that our Gas Distribution business successfully met all its regulatory standards of service again this year with all networks running on Gas Distribution front office systems for emergency, repair, mains replacement and connections activities.

In the US, we met all but three of our regulatory reliability and service replacement targets. In New York, two gas metrics were slightly below target due to the severe impact of Superstorm Sandy and we have petitioned for an exemption on these measures in light of the special circumstances. In Massachusetts, we missed one of our electricity circuit level metrics and avoided a financial penalty due to earned offsets for good performance on the system metrics.

For further details on our reliability performance, see page 45.

UK business changes

We are restructuring our UK business so that we are well positioned to deliver value under RIIO and are ready for our potential new role under Electricity Market Reform.

We have completed our UK organisational design for senior leaders. We are consulting UK Transmission employees on a number of changes which, if agreed, will reduce costs and increase efficiency. We have redefined our organisational design, reducing the number of manager roles by 22%.

During the year, new terms and conditions of employment have been agreed for around 1,900 Gas Distribution directly employed field staff. The changes focus on rewarding individual rather than collective performance.

From 1 April 2013, UK Gas Distribution entered into contracts with Balfour Beatty Utility Solutions and a joint venture of Morrison Utility Services and Skanska Construction UK Limited called tRIIO, to replace our previous alliance and coalition arrangements. Mainly covering our mains replacement programme, the contractual framework is aligned to the new regulatory incentives regime.

US storm response updates

Superstorm Sandy was a significant test for our emergency response processes, which we overhauled following the major storms of 2011. Throughout 2012, we focused on employee development and training and upgrading our restoration processes and equipment. We improved the way we work on damage assessment, customer communications, securing restoration resources, repairing assets and providing accurate estimated times of restoration.

Before Sandy made landfall, we had thousands of employees ready in support roles, a full complement of line and tree crews, as well as hundreds of supplemental crews from across 40 states and five provinces in Canada.

Upstate New York, Massachusetts and Rhode Island had about 530,000 electricity outages and around 700 flood related gas outages (mainly in Rhode Island). We completed restoration in these service territories in six days.

In downstate New York, it took more than two weeks to restore the LIPA served Nassau and Suffolk Counties, which saw around 1.1 million wind and flood related electricity outages. These same counties, along with Brooklyn, Queens and Staten Island, experienced more than 140,000 flood related gas outages.

The Governor of New York has established a commission (commonly referred to as the Moreland Commission) to review the response of New York utility companies to storms in recent years. That Commission has indicated that it will conclude its work in late spring or early summer. In December 2012, MADPU issued an order detailing penalties associated with the response by a number of utilities to Tropical Storm Irene and the October snowstorm in 2011. This included a penalty of around $19 million relating to our Massachusetts Electric business. We are appealing this decision, as are the other utilities involved.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 37

Strategic Review

What did we achieve?

Continued

US foundation programme

We have continued work on our US foundation programme throughout the year. The programme relates to the development and implementation of our new US enterprise resource planning system, which went live during November and December 2012. The successful delivery of this programme is seen as a key enabler for delivering our strategic objectives in the US, by creating an integrated platform that allows process and system standardisation across our activities. The new system replaced two legacy and a number of ancillary systems and will support business processes for finance, human resources, supply chain and certain elements of our operational systems such as fleet and inventory management.

As with many system implementations of this magnitude and complexity, we expected some degree of difficulty in the months following go live. We have, however, experienced operational difficulties that significantly exceeded our expectations. The most substantial of these related to our payroll processing, where we experienced a number of errors in employee pay and delays in providing employees with their statutory tax statements. We implemented an extensive stabilisation programme to identify and resolve or mitigate these payroll issues and by year end they were substantively resolved. These and other system conversion difficulties and their consequential impacts have delayed production of local financial reporting. As a result, we have sought extensions of time relating to the filing of certain financial reports and other related regulatory filings from our US regulators, from some finance providers and other parties requiring financial statements from some of our operating companies.

Recognising the importance of these issues we have focused considerable efforts on their resolution, together with external support. We have undertaken a review of the project implementation to identify lessons learnt, particularly focused on the payroll issues, and this has been presented to the Audit Committee. We will continue to assess these lessons and identify changes to processes for other similar programmes in the future.

Engaging our people

Engaging our people helps to retain the best possible range of talent and experience, which will be necessary to meet the needs of our business. We are committed to developing our employees to the best of their abilities and to creating an inclusive and diverse culture.

We measure employee engagement through our employee opinion survey. Below we describe the results of this year’s survey and highlight some of the actions that have been taken in response to previous ones.

Development

The results of our 2012 survey showed that one of the three main factors driving engagement in our Company was having opportunities for personal development.

To develop the leadership capability of our next generation of managers and middle level leaders, we introduced a new global leadership development framework in 2012.

Our UK business has developed an education and readiness programme to raise everyone’s awareness and understanding of RIIO, and how we will need to change the way we work both as an organisation and as individual employees.

In the UK, our graduate retention levels are consistently high, standing at 85% in January 2013. We also achieved a number of awards (see panel – External recognition).

We provide training and other support so that our people can build, maintain and operate our networks safely and reliably.

During 2012/13, we provided around 150,000 days of training for our employees and 20,000 days of training for non employees globally. We also increased the amount of specialist technical training delivered in-house, to reduce costs.

Appreciate

The results of past employee surveys showed us that employees see recognition as an important part of engagement. So, we have launched ‘appreciate’, a global recognition programme that encourages our people to recognise and reward their colleagues for a job well done. Features include career milestones and the Chairman’s Awards, as well as an online system employees can use to send and receive feedback on great work they see. The system also administers non-financial awards.

External recognition

Some of the awards and other means of external recognition we have received over the last year include:

•   Inclusion in the Times Top 50 Employers for Women 2013. We have appeared in the list since 2006.

•   A ranking of 84 in the Times Top 100 Graduate Employers – up 11 places from 2011.

•   Moving from 14 to 3 in The Job Crowd Top 50 Companies for Graduates to work for and first place for working within the energy and science sector.

•   Recognised by Diversity Inc. magazine as one of the top seven regional utilities for diversity in the US, as well as by Diversity Careers in Engineering/Technology as a best diversity company.

38 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Promoting inclusion & diversity

We aim to develop and operate our business with an inclusive and diverse culture, with equal opportunity in recruitment, career development, training and reward. This applies to all employees regardless of race, gender, nationality, age, disability, sexual orientation, gender identity, religion and background. Where existing employees become disabled, our policy is to provide continued employment and training wherever practical.

These policies support the attraction and retention of the best people, improve effectiveness, deliver superior performance and enhance our success.

We promote inclusion & diversity both within and outside our Company. In the US, we recognise the markets in which we conduct business are becoming increasingly diverse. We reflect this through our supplier diversity programme, through which we invite small businesses, as well as ones owned by women, veterans or people from minority groups, to participate in our sourcing opportunities. This means we can provide a fair, competitive environment that includes all firms in the communities we serve. Our female employees are able to access the Springboard and Spring Forward development programmes in the UK and Women Empowered in the US. On the basis of headcount, the percentage of women in management positions is 25.5%, a figure we intend to improve, and 22.7% of employees throughout the Company are women.

In the US, we attended 41 recruiting events focused on people with disabilities, ethnic diversity, women and veterans.

Our employee survey

The results of our 2013 survey, which was completed by 79% of our employees, have helped us identify specific areas where we are performing well and those areas we need to improve.

Our engagement index has fallen by three points to 63%. It is fair to assume the problems we experienced with payroll in the US and the extensive changes we have introduced in the UK have contributed to the fall in our engagement score.

Managers receive a simple scorecard that aims to create greater leadership accountability and we produce survey reports and action plans at Company, regional, business unit, function and team levels. Managers also have access to an engagement framework. This provides them with practical tools and guidance to support them when developing action plans for their teams.

Attracting the best people

During 2012/13, we received more than 90,000 applications for jobs and have welcomed nearly 2,000 new employees globally.

We have introduced a web-based recruitment system to improve our hiring process in the UK and are planning a similar initiative in the US.

In the UK, we have continued our programmes designed to inspire the engineers and scientists of the future. Last year, around 6,500 young people discovered more about energy through National Grid employees, and thousands more visited our website www.nationalgrideducation.co.uk.

In the US, we face similar challenges in attracting top quality, well trained candidates so we can maintain the number and quality of our workforce. Over the next 10 years, we expect to fill a significant number of management roles that require an engineering background, delivering a number of initiatives similar to those in the UK.

We also completed the third year of our engineering pipeline programme, which aims to inspire promising students to become engineers and provide them an opportunity for fast tracked employment with National Grid. During the year we selected 40 high calibre, high school students into the programme.

Stimulating innovation

Encouraging and adopting new ideas helps us to work efficiently and effectively. This in turn helps us to access investment and growth opportunities as well as to engage with our regulators. It is essential to efficiently deliver what is required.

New sources of funds

This year we issued more than £5 billion in new bonds and other debt to raise new capital as well as to refinance maturing debt. As we continue to invest in our networks and other assets, we will need to raise new financing in the future. To attract good pricing for our debt and maintain a strong balance sheet, we consider different options for how and where to do this.

Over the past year we achieved two firsts for National Grid.

We issued our largest maple bond – one that is issued by a foreign company in the Canadian market for Canadian investors. We achieved a nominal amount of C$750 million – the largest ever corporate maple bond at the time – and followed this two months later with a second maple bond with a nominal amount of C$400 million.

We also issued our first hybrid bonds, achieving nominal amounts of £1 billion and €1.25 billion – both with very good pricing. A hybrid bond has certain characteristics of both debt and equity and, as a result, is treated by our rating agencies as half equity and half debt in their analysis. This in turn helps us maintain our credit ratings, while securing the funding we need.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 39

Strategic Review

What did we achieve?

Continued

UK innovation initiatives

We have commissioned a study highlighting a least cost route to how the UK can meet its 2020 renewable and 2050 carbon targets. The study paid particular attention to heat and described the transitional and long-term role gas has to play as part of a balanced approach. The analysis has been adopted by DECC and has been used extensively in the development of the government’s heat policy paper The Future of Heating: Meeting the Challenge, published in March 2013.

We have been involved in a project that is investigating the feasibility of injecting hydrogen gas, generated from electrolysis fed from excess renewables, into the UK gas networks. The project includes preliminary research into the application for the UK market and the creation of a generation simulation model. This aims to identify the possible scale of production and financially viable production facilities, as well as options for use.

We are also a partner in the European Gas Research Group, investigating the safe transportation, network developments and implications for customer appliances of hydrogen enriched natural gas.

We have continued to make good progress on developing the T-pylon and reached a major milestone this year by erecting the first full size prototype suspension pylon in January followed in April by the tension pylon. We are now conducting mechanical tests to verify the pylon’s capabilities. You can read more about the project in our T-pylon blog, available on our website.

Our partnership with Manchester University in the UK has seen the development of an electrically insulating composite cross arm for transmission pylons. In future this may allow us to increase the voltage on overhead lines from 275 to 400 kV without replacing the existing pylons with taller structures.

Smart grid pilot in Massachusetts

We received approval of our $43.6 million (£27.8 million) smart grid pilot programme in August 2012. The pilot will be conducted in the US city of Worcester, Massachusetts. It will test customer acceptance of new technology, ranging from new meters to devices on our grid, to in-home devices that should help them save energy.

Plans are under way to open a new sustainability hub that will provide customers with an opportunity to see new technology and find out more about environmental issues.

In May 2012 we announced that we will participate in the Green Button initiative, a programme inspired by the White House’s challenge to the energy industry. It is a joint effort among several utilities, technology companies and the federal government to help consumers save energy and money by providing access to standardised, routine, easy to understand data relating to their energy usage.

We plan to offer Green Button to the 15,000 customers who will be included in our smart grid pilot in Worcester.

Real-time information sharing

In the US, we have developed new technology to help keep our community liaison employees up to date with near real-time information during storms. Developed at a cost of less than $150,000, it displays information from many systems, from estimated restoration times to the location of crews, hospitals, schools and our lines, using a geographic mapping application.

Using the same technology, we built a damage assessment application to help better forecast restoration times. Employees and contractors use tablets or smartphones to collect information about parts of the system that are damaged. This information is instantly shared with our command centre and our jurisdictional presidents. It is also used to provide information to crews, which helps us to provide quicker restoration responses.

IdeasNet

Our strategy recognises that innovation must go beyond new technologies, as we look to embrace continuous improvement within everything we do.

During the year, we trialled programmes aimed at helping us improve the way we collaborate, share knowledge, generate ideas and exchange good practices. This involved using online social tools, including IdeasNet, which encourages employees to submit ideas that will improve the efficiency and effectiveness of our processes.

In the UK for example, many employees responded to a challenge to find ways of digging fewer and smaller holes as part of the work we do in our Gas Distribution business. A number of these ideas have been taken forward to the next stage of development.

40 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Engaging externally

We work with external stakeholders to shape energy policy as these decisions directly affect our business. We seek to understand the expectations of all our stakeholders so we can deliver a service that meets their needs.

Regulatory agreements

In the UK, we have agreed all the price control arrangements Ofgem has proposed for RIIO. In the US, we reached agreement on our rate case filings in Rhode Island and New York. We expect to file our next round of rate cases in 2014, including filings for our electricity business in Massachusetts and our downstate gas businesses in New York. More details on these filings can be found on pages 172 to 175. Our objective is to have the right cost of service with the ability to earn a fair and reasonable rate of return while providing a safe and reliable service to customers.

Powering Britain’s Future

In the UK, we have launched a nationwide conversation about the challenges we face in delivering the energy infrastructure the country needs and minimising the impacts on communities and the environment.

Our Powering Britain’s Future campaign aims to raise awareness about the scale of the energy challenge facing the UK and find common ground with stakeholders and the public so we can work together to find solutions.

The campaign started with a stakeholder forum in London, bringing together senior representatives from bodies including the Campaign to Protect Rural England, the consumer group Which? and the National Trust, as well as industry and government leaders.

You can find out more about the campaign at www.poweringbritainsfuture.co.uk.

Our Brussels office

In 2012, we opened an office in Brussels to give us a closer insight into the evolution of EU policy and legislation in the energy sector.

Talking networks

Consulting with the people who have a stake in what we do has always been fundamental to National Grid.

In preparing for the new UK regulatory framework RIIO, we wanted to make sure we fully understood our stakeholders’ priorities and could take their views into account when shaping our delivery plans.

We have continued our talking networks initiative to gather views from consumers, government, the energy sector and environmental organisations through workshops, surveys, meetings and forums. We have published the outcome of our consultations on the talking networks section of our website, describing the feedback we received and the action we are taking as a result.

Stakeholder engagement is an enduring approach that will continue through the RIIO period and beyond. Through talking networks we continue to encourage our stakeholders to let us know how we are doing, how they would like to engage with us and where we should focus our resources.

Doing the right thing

Conducting our business in an ethical manner is extremely important to us and at the heart of our policy of doing the right thing. We were very disappointed when we fell short of the standards we expect during some interactions with New York state employees. Following our disclosure to and continued cooperation with regulators, we agreed to pay a fine of $1.67 million to NYPSC. We have updated our internal policies and enhanced our business ethics training to help prevent a recurrence. We have also completed an independent review of our ethics and compliance programme. The Joint Commission on Public Ethics has not yet concluded its review of this matter.

Engaging customers in the US

Our US tagline – ‘Here with You, Here for You’ – reflects our renewed commitment to customers and local communities. In 2012, we engaged with customers at nearly 280 local events, including county fairs in New York, Massachusetts and Rhode Island. Through these events, we highlighted our legacy in each respective community and talked to customers about safety and energy efficiency. We are confident that, because of our ongoing presence, customers view us as a local company with deep roots in our communities.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 41

Strategic Review

What did we achieve?

Continued

Embedding sustainability

By embedding sustainability into our decision-making we aim to create value, preserve natural resources and respect the interests of our communities.

Our approach to sustainability has involved developing our long-term strategy under the banner of Our Contribution. This responds to external drivers and input from stakeholders, drives efficiency, supports growth and profitability, and aims to:

•	build a culture of sustainability within our organisation; and
•	integrate sustainability into our decision-making and everyday activities, so we can protect and preserve natural resources, as well as respect the interests of the communities in which we operate.

Through our sustainability summit we worked with many of our external stakeholders to discover and define our long-term ambition for National Grid’s climate change, sustainability and environmental strategy. The initial programme to deliver Our Contribution builds on projects developed through the summit.

Among the initiatives has been the launch of a competition for our UK suppliers. We have challenged them to find innovative ways of implementing the principles of the circular economy, promoted by the Ellen MacArthur Foundation, into the design of the materials, plant, processes and equipment they supply to us.

We have robust investigation and remediation programmes to clean up waste. We also have controls in place to minimise or mitigate releases to the environment during remediation activities. These range from containment to spill response contracts and equipment.

We called on these controls following a spill of suspected gas condensate and oily water in the Paerdegat Basin area of Brooklyn, New York during our operations there. We engaged a clean up contractor to clean out an affected sewer and used sweeps and booms to capture floating material in the basin. We will also consider whether a longer-term sampling and remediation effort is needed. Our actions and investigations continue but we may be subject to financial penalties as a result of this incident.

Climate change

This year our business units have continued their focus on reducing greenhouse gas emissions and we remain on target to achieve our 2020 and 2050 targets of a 45% and 80% reduction in emissions.

We measure and report our emissions of the six Kyoto greenhouse gases using the methodologies set out in the WRI/ WBCSD Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition).

Our total Scope 1 and 2 greenhouse gas emissions (excluding line losses) for 2012/13 were around 8.2 million tonnes carbon dioxide equivalent, representing a 58% reduction compared with our 1990 baseline. This equates to an intensity of 569 tonnes per £million of revenue.

Our Scope 1 and 2 greenhouse gas emissions are independently verified; a copy of the verification statement is available on our website.

We have continued our investigations into new technology and processes in areas such as capturing SF6 emissions and replacements for SF6 used in switchgear, where promising alternatives include CF3I (trifluoroiodomethane) and vacuum circuit breaker technology. As SF6 is 23,900 times more potent than CO2 any reduction or elimination will play a significant role in future emission reduction programmes.

Our Gas Distribution mains replacement programmes in the UK and US have continued to deliver a reduction in emissions due to gas leaks in line with expectations. In the UK, investment in pressure management equipment and an increased focus on system operating pressures has also helped reduce leakage.

In the US, we have completed the first phase of a project designed to identify vulnerable redundant oil filled electrical assets and remove them from the system. Our US electricity generation operations have also been incorporated into our US environmental management system, further extending the coverage of our operations certified to the international standard ISO 14001.

Driving growth

Growing our core businesses and developing future new business options depend on delivery of our investment plans. Combining this with operational and procurement efficiencies contributes to our ability to achieve strong returns and meet our commitment to investors.

Capital expenditure in the UK

Capital expenditure in the UK this year was £2.5 billion. Much of this work involves asset replacement but there are also a number of new initiatives. Two significant projects we have been working on are the Western Link and London power tunnels.

Western Link: The Western Link is a joint project with SP Transmission, part of Iberdrola Group. It will bring renewable energy from Scotland to homes and businesses in England and Wales, via a pair of HVDC cables, approximately 422 kilometres long, between Hunterston in Scotland and Deeside in North Wales. The cable will travel for 385 kilometres under the Irish Sea before coming ashore on the Wirral and travelling underground to Deeside.

42 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

At present, the Scotland and England power transmission networks are connected by two overhead power lines and some smaller 132 kV circuits across the boundary which are of limited capacity. The Western Link will provide a further connection, easing pressure on the existing bottlenecks and helping to bring more renewable energy through the system.

A contract valued at more than £1 billion has been let by the joint venture to a consortium which will design, manufacture and construct the link. Planning applications and easements are in progress and work has started on site.

The project is expected to become operational in 2016.

Upgrading to natural gas in New York

We have begun work on a project to connect our existing distribution systems in Brooklyn and Queens, New York – the first pipeline to be installed in the area in 50 years. Known as the Brooklyn/Queens Interconnect, it will help meet future energy needs for customers.

This project will allow for more conversions to natural gas. The additional capacity will give New York City property owners a lower-cost alternative as they consider ways to comply with the city’s Clean Heat initiative, which we support.

Power supply agreement with LIPA

We have a new agreement with LIPA that we filed with FERC that when effective will give Long Island better options for updating and modernising our power plants through repowering existing facilities while reducing energy costs, further improving environmental performance, and removing uneconomic generation. This is an important part of the effort to enhance the overall efficiency of Long Island’s power supply resources.

Strategic workforce planning

To help drive growth, we need to consider our long-term workforce needs. Our strategic workforce planning approach allows us to look ahead up to ten years and forecast these needs, based on our business plans and an ageing workforce. In the UK, the approach has allowed us to plan for RIIO, identifying any gaps we may have in terms of skills and experience to meet new ways of working under the new regulatory arrangements.

We are now taking the same strategic workforce planning approach in our US business, beginning with our network strategy and operations teams. In 2012, we implemented a global workforce planning analytics tool and expect to develop our plans further by building on what we have learnt in the UK.

Clean Line investment

In November 2012 we announced a $40 million equity investment, of which $12.5 million was invested in 2012/13, in Clean Line, a developer of long distance, HVDC transmission projects to move renewable energy to market. This investment provides an avenue into a potential growth market for us.

Carbon capture and storage

Carbon capture and storage (CCS) is an innovative technology designed to capture, transport and permanently store carbon dioxide emissions beneath the seabed.

The UK is well placed for the deployment of CCS technology as there are clusters of power generation and industrial carbon dioxide emitters with nearby storage. At National Grid, we are looking to use our high pressure gas pipeline and wider project experience to create the initial infrastructure for CCS. By doing this, we believe we can demonstrate its potential and provide a basis for deployment.

During 2012/13, we have secured a storage site in the North Sea which has the capacity to support a network in the Yorkshire and Humber region and potentially beyond – we are now further appraising the site to confirm its suitability. We have also consulted further on the proposed onshore pipeline route and have identified sites for above ground infrastructure.

Power stations and industry in the Yorkshire and Humber area produce around 15% of the country’s carbon dioxide emissions. So, the decarbonisation of this cluster would bring significant benefits to the UK and help meet statutory targets to reduce greenhouse gas emissions by 80% by 2050.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 43

Strategic Review

Measuring performance – our KPIs

Financial KPIs
Strategic element #	KPI	Definition
All	Total shareholder return	Average of the closing daily TSR levels for the 30 day period up to and including that date, assuming dividends have been reinvested
All	Adjusted earnings per share	Adjusted earnings~ divided by the weighted average number of shares
All	Group return on equity	Adjusted earnings~ with certain regulatory- based adjustments divided by equity
Stimulate innovation: drive growth	Regulated controllable operating costs	Regulated controllable operating costs, excluding bad debts, as a proportion of regulated assets

We measure the achievement of our objectives, make operational and investment decisions and reward our employees using both qualitative assessments and quantitative indicators. To provide a full and rounded view of our business, we use non-financial as well as financial measures. Although all these measures are important, some are considered to be more significant than others, and these are designated as KPIs.

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

We have started a review to determine whether the current Group KPIs remain relevant under RIIO, as the way our allowed revenues are calculated and how they will vary according to our actual performance has changed.

It is possible that this may lead to increased volatility in our statutory revenue figures or some changes to the balance between operating and capital expenditure in the business. We will report on the new KPIs when they have been agreed by the Board.

Commentary on our overall financial results can be found on pages 46 to 57, and information on the performance and financial results of each business area is set out on pages 18 to 25.

#    Refers to the six elements of our strategy: operational excellence; engage our people; stimulate innovation; engage externally; embed sustainability; and drive growth

~    Adjusted earnings exclude exceptional items, remeasurements and stranded cost recoveries

†    Comparative data has been restated for the effect of the bonus element of the rights issue and the scrip dividend issues

à    From continuing operations

*    Rebased for rights issue

‡   Prior years have been restated for consistency

Δ   Prior years have been restated on a constant currency basis

44 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Non-financial KPIs
Strategic element	KPI	Definition

Deliver operational excellence	Employee lost time injury frequency rate	Number of employee lost time injuries per 100,000 hours worked on a 12 month basis

Deliver operational excellence	Network reliability targets	Various definitions appropriate to the relevant business area

Engage our people	Employee engagement index	Employee engagement index calculated using responses to our employee survey

Deliver operational excellence	Customer satisfaction	Our position in customer satisfaction surveys

Embed sustainability	Greenhouse gas emissions	Percentage reduction in greenhouse gas emissions against our 1990 baseline

Network reliability
	Performance							Measure	Target

	2008/09	2009/10	2010/11	2011/12		2012/13			2012/13

Electricity transmission – UK	99.9999	99.9999	99.9999	99.999999		99.99999		%	99.9999

Gas transmission – UK	100	100	100	100		100		%	100

Gas distribution – UK	99.9999	99.999	99.999	99.999		99.999		%	99.999

Electricity transmission – US	266	147	414	518	(i)	346		MWh losses	*

Electricity distribution – US	114	114	123	121		105	(ii)	Minutes of outage	*

*Targets are set jurisdictionally by operating company (i) 2011/12 result restated to reflect final data. (ii) 2012/13 result excludes New Hampshire which was sold during the year.

See pages 22 and 37 for additional details on Elevate 2015 and network reliability, respectively

Customer satisfaction
	Performance (quartile)				Measure	Target

	2009/10	2010/11	2011/12	2012/13

UK Gas Distribution	4th	4th	3rd	3rd	Quartile ranking	Improve

Gas distribution – US: Residential	3rd	2nd	3rd	3rd	Quartile ranking	Improve

Gas distribution – US: Commercial	2nd	4th	3rd	4th	Quartile ranking	Improve

Electricity – US: Residential	4th	3rd	3rd	3rd	Quartile ranking	Improve

Electricity – US: Commercial	3rd	2nd	2nd	3rd	Quartile ranking	Improve

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 45

Strategic Review

Financial review

Financial performance

Contents

Financial performance

47	Measurement of financial performance
	47	Key performance indicators (KPIs)
	47	Other performance measures

48	Earnings
	48	Timing
	48	Major storms
	49	Adjusted earnings
	49	Exceptional items
	49	Commodity remeasurements
	49	Exceptional finance costs and other remeasurements
	49	Stranded cost recoveries
	49	Exceptional taxation

49	Taxation
	49	Tax strategy
	49	Total tax contribution
	49	Tax transparency
	50	Tax losses
	50	Development of future tax policy

50	Use of adjusted profit measures

50	Exchange rates

51	Reconciliations of adjusted profit measures

Financial position and resources

52	Summarised statement of financial position
	52	Goodwill and intangibles
	52	Property, plant and equipment
	52	Investments and other non-current assets
	53	Current assets
	53	Current liabilities
	53	Deferred tax liabilities
	53	Provisions and other non-current liabilities
	53	Net debt
	55	Net pension and other post-retirement obligations

57	Off balance sheet items

57	Commitments and contingencies

57	Going concern

Andrew Bonfield

Finance Director

Introduction

This year has seen good financial performance across our business. Notwithstanding the impact of major storms in the US, we have seen a year of record adjusted operating profits. Adjusted earnings per share at 56.1p has increased by 12%, reflecting solid operational performance across all our regulated businesses and driven by increased revenue from RPI indexation and the rollover of the transmission price control in the UK and increased deferral recoveries in upstate New York in the US. Adjusted earnings also benefited from a lower effective tax rate and flat net finance costs, partially offset by increased costs for the implementation of our new enterprise resource planning system in the US and other higher operating costs.

In the coming year, we will seek to extract additional value from the investments we have been making through our transformation programmes and restructurings, our focus on end-to-end process improvements and our new US back office system. Coupled with the new RIIO price controls in the UK and the rate plans agreed in New York and Rhode Island in the US, we are well positioned for the future.

Our confidence in the outlook for the Group has allowed the Board to agree a new dividend policy to grow the dividend at least in line with RPI inflation each year for the foreseeable future. Our dividend is an important part of our returns to shareholders along with growth in the value of the asset base attributable to equity holders.

Continuing to deliver an attractive, growing dividend while maintaining a strong balance sheet are key targets for us in the coming years. We aim to do this through growth in assets, earnings and cash flows, supported by improved cash efficiency. Together with robust regulatory frameworks we are confident that we can maintain strong, stable credit ratings and a prudent level of gearing, while delivering attractive returns to shareholders.

Andrew Bonfield

46 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Measurement of financial performance

We principally discuss our results on an adjusted basis. The rationale for using adjusted measures is explained on page 50. Results on an adjusted basis are presented before exceptional items, remeasurements and stranded cost recoveries. See pages 50 and 51 for further details and reconciliations from the adjusted profit measures to IFRS, under which we report our financial results and position.

Key performance indicators (KPIs)

Our financial KPIs are set out on page 44. Details of the total shareholder return (TSR) and adjusted earnings per share have been discussed in the financial review – in brief section on pages 06 and 07.

Group return on equity

We measure our performance in generating value for our shareholders by dividing our annual return by our equity base.

Group ROE has increased in the year to 11.2%, reflecting our focus on driving efficient growth in our business. The increased return in 2012/13 was driven by higher revenues in the UK, due to inflation and other allowances in our price controls, higher US deferrals income and lower taxes due to a reduction in UK corporation tax rates and changes to tax provisions. Offsetting these, the return in 2012/13 was constrained by the impact of major storms in the year. Excluding these major storm costs, 2012/13 ROE was 11.7% (2011/12: 11.3%; 2010/11: 10.8%).

Regulated controllable operating costs

We measure regulated controllable operating costs as a proportion of our regulated assets, as measured by our UK RAV and our US rate base.

This ratio reduced to 6.6% in 2012/13, compared with 6.8% in 2011/12 and 7.3% in 2010/11 on a constant currency basis, reflecting our continued focus on cost optimisation (particularly in our US business) and our continued efficient investment in regulated assets.

Other performance measures

Return on capital employed

RoCE is designed to provide a performance comparison between our regulated UK and US businesses and is one of the measures that we use to make strategic and investment decisions around our portfolio of businesses.

The table below shows the RoCE for our businesses over the last three years:

RoCE	Years ended 31 March
	2013%	2012%	2011%

UK regulated	8.8	8.6	8.5
US regulated	7.1	6.8	7.1

The UK RoCE has increased from 8.6% to 8.8% in 2012/13 mainly due to the benefits of inflation on our RPI-X price controls together with strong performance under incentive schemes and the decrease in the UK corporation tax rate from 26% to 24%. The increase in the US RoCE from 6.8% to 7.1% is primarily due to increased deferral recoveries for Niagara Mohawk. Excluding the impact of major storm costs, the US RoCE would have been 7.7%, an increase of 0.1% compared with 2011/12 (7.6%).

Interest cover

In order to continue to deliver sustainable growth, we remain disciplined in the way we manage our balance sheet. The principal measure we use to monitor financial discipline is interest cover, being a measure of the cash flows we generate compared with the net interest cost of servicing our borrowings. The table below shows our interest cover for the last three years:

	Years ended 31 March
	2013 times	2012 times	2011 times

Interest cover	3.9	3.9	3.8

Interest cover for 2012/13 has remained the same at 3.9 times, reflecting flat finance costs year on year.

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

Some of our regulatory agreements impose lower limits for the long-term senior unsecured debt credit ratings that certain companies within the group must hold or the amount of equity within their capital structures. These requirements are monitored on a regular basis in order to maintain compliance. One of the key limits requires National Grid plc to hold an investment grade

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 47

Strategic Review

Financial review

Continued

long-term senior unsecured debt credit rating. We believe our aim of maintaining single A range long-term senior unsecured debt credit ratings within our main UK operating companies is consistent with this. Further details on credit ratings can be found on the debt investors’ section of our website.

Dividends and dividend cover

The proposed total ordinary dividend for 2012/13 amounts to £1,494 million or 40.85 pence per ordinary share. This represents an increase of 4% over the previous year’s ordinary dividend per share of 39.28 pence.

	Years ended 31 March
Dividends	2013 pence	2012 pence	2011 pence	2010 pence	2009 pence

Interim	14.49	13.93	12.90	13.65	12.64
Final	26.36	25.35	23.47	24.84	23.00

Total	40.85	39.28	36.37	38.49	35.64

Dividends per ADS	$	$	$	$	$

Interim	1.15	1.10	1.02	1.15	0.95
Final	2.01	2.02	1.90	1.77	1.74

Total	3.16	3.12	2.92	2.92	2.69

Dividends expressed in dollars per ADS in the table above reflect the amounts paid or payable to ADS holders, rounded to two decimal places.

The final dividend proposed in respect of each financial year is reported in the financial statements for the following year. Therefore, the proposed final dividend for 2012/13 of 26.36 pence per share, amounting to approximately £967 million (assuming all dividends are settled in cash), will be reported in the financial statements for the year ending 31 March 2014.

Dividend cover

	Years ended 31 March
Total ordinary dividends covered by:	2013 times	2012 times	2011 times

Adjusted earnings	1.4	1.3	1.4
Earnings	1.5	1.5	1.8

Scrip take up

Dividend	Proportion taking up scrip

2010/11 final	34%
2011/12 interim	7%
2011/12 final	48%
2012/13 interim	35%

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

Diluted adjusted earnings per share and diluted earnings per share are shown in the table below:

	Years ended 31 March
	2013 pence	2012 pence	2011 pence

Adjusted diluted earnings per share	55.8	49.7	49.3
Diluted earnings per share	62.3	55.4	60.9

Timing

As discussed on page 16, our allowed revenues are set in accordance with our regulatory price controls or rate plans. We calculate the billing rates we charge our customers based on the estimated volume of energy we believe will be delivered during the coming period. The actual volumes delivered will differ from this estimate and therefore our total actual revenue will be different from our total allowed revenue. These differences are commonly referred to as timing differences. If we collect more than the allowed level of revenue, the balance must be returned to customers in subsequent periods, and if we collect less than the allowed level of revenue we may recover the balance from customers in subsequent periods. In addition, in the US, a substantial portion of our costs are pass-through costs (including commodity and energy efficiency costs) and are fully recoverable from our customers. Timing differences between costs of this type being incurred and their recovery through revenue are also included in timing. The amounts calculated as timing differences are estimates and subject to change until the variables that determine allowed revenue are final.

Our operating profit for the year includes an estimated in year over collection of £16 million (2011/12: £18 million; 2010/11: £274 million) and our closing balance at 31 March 2013 was £126 million over-recovered. All other things being equal, the majority of that balance would normally be returned to customers in the following year.

Major storms

In 2012/13, two major storms in the US, Superstorm Sandy and Storm Nemo, had a material effect on the results of National Grid. These two major storms reduced operating profit by £136 million. In 2011/12, results were also affected by two major storm events, Tropical Storm Irene and the October 2011

48 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

snowstorms in Massachusetts, which reduced operating profit in 2011/12 by £116 million. There were no major storms in 2010/11.

The table below shows adjusted operating profit and operating profit excluding the impact of timing differences and major storms.

	Years ended 31 March
Excluding the impact of timing differences and major storms	2013 £m	2012 £m	2011 £m

Adjusted operating profit	3,764	3,593	3,326
Operating profit	3,874	3,637	3,471

Adjusted earnings

The significant drivers affecting our adjusted earnings including impacts on adjusted operating profit, adjusted net interest charge and adjusted tax charge have been discussed in the financial review – in brief section on pages 06 and 07.

Exceptional items

Exceptional charges of £84 million in 2012/13 consisted of restructuring costs of £87 million less a gain on sale of our EnergyNorth gas business and Granite State electricity business in New Hampshire of £3 million.

Exceptional charges of £122 million in 2011/12 consisted of restructuring charges of £101 million, environmental charges of £55 million and impairment charges of £64 million, offset by net gains on the disposals of subsidiaries of £97 million and other net gains of £1 million.

Exceptional charges of £350 million in 2010/11 consisted of restructuring costs of £89 million, environmental charges of £128 million, impairment costs and related charges of £133 million and other charges of £15 million, offset by net gains on disposals of three subsidiaries and an associate of £15 million.

Commodity remeasurements

Remeasurements on commodity contracts represent mark-to-market movement on certain physical and financial commodity contract obligations in the US. 2012/13 included a gain of £180 million (2011/12: loss of £94 million; 2010/11: gain of £147  million).

Exceptional finance costs and other remeasurements

There were no exceptional finance costs in 2012/13 or 2011/12. There were £73 million of exceptional finance costs during 2010/11 relating to the early redemption of debt following the rights issue in June 2010, offset by £43 million of exceptional interest income relating to tax settlements in the US. Financial remeasurements relate to net gains and losses on derivative financial instruments, 2012/13 included a gain of £68 million (2011/12: £70 million loss; 2010/11: £36 million gain).

Stranded cost recoveries

Stranded cost recoveries were substantially recovered in prior years, the £14 million recognised in 2012/13 represents the release of an unutilised provision recognised in prior years related to the disposed plants (2011/12: £260 million; 2010/11: £348 million).

Exceptional taxation

Taxation related to exceptional items, remeasurements and stranded cost recoveries changes each year in line with the nature and amount of transactions recorded.

In addition, exceptional tax from 2012/13 included an exceptional deferred tax credit of £128 million arising from a reduction in the UK corporation tax rate from 24% to 23% applicable from 1 April 2013. Similar reductions in the UK corporation tax rate in 2011/12 from 26% to 24% and in 2010/11 from 28% to 26% resulted in £242 million and £226 million deferred tax credit respectively.

More information on exceptional items, remeasurements and stranded cost recoveries can be found in note 3 to the consolidated financial statements on page 112.

Taxation

Tax strategy

We manage our tax affairs in a proactive and responsible way in order to comply with all relevant legislation and minimise reputational risk. We have a good working relationship with all relevant tax authorities and actively engage with them in order to ensure that they are fully aware of our view of the tax implications of our business initiatives. Responsibility for our tax strategy rests with the Finance Director and the Global Tax and Treasury Director who monitor our tax activities and report to the Finance Committee.

Total tax contribution

We have taken the decision to provide additional information on our total UK tax contribution. The total amount of taxes which we pay and collect in the UK year on year is significantly more than the corporation tax which we pay on our UK profits. Within the total, we include significant other taxes paid such as business rates and taxes on employment together with employee taxes and other indirect taxes.

For 2012/13 our total tax contribution to the UK Exchequer, inclusive of taxes collected and taxes borne, was £1.2 billion. Taxes borne by the Company directly in 2012/13 were £678 million, a 12% increase on taxes borne in 2011/12 of £603 million, due to higher corporation tax payments in the current year. Our 2011/12 total tax contribution was £1.1 billion. The Hundred Group’s 2012 Total Tax Contribution Survey ranked National Grid as the 16th highest contributor of UK tax. The most significant amounts making up the 2012/13 amount were as follows:

Tax transparency

The UK tax charge for the year disclosed in the accounts in accordance with accounting standards and the UK corporation tax paid during the year will differ. For transparency, we have included a reconciliation on page 50 of the tax charge for the income statement to the UK corporation tax paid in 2012/13.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 49

Strategic Review

Financial review

Continued

The tax charge for the Group as reported in the income statement is £624 million (2011/12: £521 million). The UK tax charge as per note 5 to the accounts is £332 million (2011/12: £175 million) and UK corporation tax paid was £243 million (2011/12: £170 million), with the principal differences between these two measures as follows:

	Years ended 31 March
Reconciliation of UK total tax charge per accounts note 5 to UK corporation tax paid	2013 £m	2012 £m

Total UK tax charge per accounts note 5 (current tax £289 million (2012: £181 million) and deferred tax £43 million (2012: £6 million credit))	332	175
Adjustment for non cash deferred tax items	(43)	6
Adjustments for accounts current tax charge relating to prior years	17	5

UK current tax charge	306	186
UK corporation tax instalments not payable until following year	(155)	(92)
UK corporation tax instalments of prior years paid in current year	92	76

UK corporation tax paid	243	170

Tax losses

We have total unrecognised deferred tax assets in respect of losses of £335 million (2011/12: £362 million) of which £319 million (2011/12: £353 million) are capital losses in the UK. These losses arose as a result of the disposal of certain businesses or assets and may be available to offset against future capital gains in the UK.

Development of future tax policy

We believe the continued development of a coherent and transparent tax policy in the UK is critical to help drive growth in the economy. As a result, we are actively contributing to the development of tax policy by engaging with government officials to promote sustainable investment.

We also contribute to research into the structure of business taxation and its economic impact by contributing to the funding of the Oxford University Centre for Business Taxation at the Saïd Business School.

We are a member of a number of industry groups which participate in the development of future tax policy, including the Hundred Group, which represents the views of Finance Directors of FTSE 100 companies and several other large UK companies and of which our Finance Director is Chairman of its Tax Committee. This helps to ensure that we are engaged at the earliest opportunity on taxation issues which affect our business.

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

Adjusted results exclude exceptional items, remeasurements and stranded cost recoveries. These items are reported collectively as the second component of the financial measures.

Note 3 on page 111 explains in detail the items which are excluded from our adjusted profit measures.

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

Reconciliations of adjusted profit measures to the total profit measure, that includes both components can be found on page 51.

Exchange rates

Our financial results are reported in sterling. Transactions for our US operations are denominated in dollars and so the related amounts that are reported in sterling depend on the dollar to sterling exchange rate. As the average rate of the dollar at $1.57:£1 in 2012/13 was stronger than the average rate of $1.60:£1 in 2011/12, the same amount of revenue, adjusted operating profit and operating profit in dollars earned in 2011/12 would have been reported as £150 million, £21 million and £22 million higher respectively if earned in 2012/13. In 2010/11, the average rate was $1.57:£1; if the revenue, adjusted operating profit and operating profit in dollars recognised in 2010/11 was earned in 2011/12 it would have been reported as £135 million, £21 million and £26 million lower respectively.

The balance sheet has been translated at an exchange rate of $1.52:£1 at 31 March 2013 ($1.60:£1 at 31 March 2012).

50 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Reconciliations of adjusted profit measures
Reconciliation of adjusted operating profit to total operating profit				Reconciliation of adjusted earnings per share to earnings per share
Adjusted operating profit is presented on the face of the income statement under the heading operating profit before exceptional items, remeasurements and stranded cost recoveries.				Adjusted earnings per share is presented in note 6 to the consolidated financial statements.
					Years ended 31 March
	Years ended 31 March				2013	2012	2011
	2013 £m	2012 £m	2011 £m		pence	pence	pence

				Adjusted earnings per share	56.1	50.0	49.6

Adjusted operating profit	3,644	3,495	3,600	Exceptional items	2.0	4.7	(0.5)
Exceptional items	(84)	(122)	(350)	Remeasurements	4.3	(3.3)	6.2
Remeasurements – commodity contracts	180	(94)	147	Stranded cost recoveries	0.2	4.2	5.9

Stranded cost recoveries	14	260	348	Earnings per share	62.6	55.6	61.2

Total operating profit	3,754	3,539	3,745

Reconciliation of adjusted operating profit to adjusted earnings and earnings Adjusted earnings is presented in note 6 to the consolidated financial statements, under the heading adjusted earnings.

Reconciliation of adjusted operating profit excluding timing differences and major storms to total operating profit

Adjusted operating profit excluding timing differences and adjusted operating profit excluding timing differences and major storms are discussed on pages 48 and 49.

	Years ended 31 March
	2013 £m	2012 £m	2011 £m

Adjusted operating profit	3,644	3,495	3,600		Years ended 31 March
Adjusted net finance costs	(920)	(917)	(1,134)		2013 £m	2012 £m	2011 £m

Share of post-tax results of joint ventures	18	7	7	Adjusted operating profit excluding timing differences and major storms	3,764	3,593	3,326

Adjusted profit before tax	2,742	2,585	2,473	Major storms	(136)	(116)	–

Adjusted taxation	(686)	(755)	(722)	Adjusted operating profit excluding timing differences	3,628	3,477	3,326

Adjusted profit after tax	2,056	1,830	1,751	Timing differences	16	18	274

Attributable to non-controlling interests	(1)	(2)	(4)	Adjusted operating profit	3,644	3,495	3,600

Adjusted earnings Exceptional items Remeasurements Stranded cost recoveries	2,055 75 156 9	1,828 174 (122 156)	1,747 (16) 219 209	Exceptional items, remeasurements and stranded cost recoveries	110	44	145

				Total operating profit	3,754	3,539	3,745

Earnings	2,295	2,036	2,159

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 51

Strategic Review

Financial review

Financial position and resources

Summarised statement of financial position

	As at 31 March
	2013 £m	2012 £m

Goodwill and intangibles	5,617	5,322
Property, plant and equipment	36,592	33,701
Investments and other non-current assets	753	687
Pension assets	195	155
Current assets*	3,201	2,611
Current liabilities*	(3,282)	(3,155)
Deferred tax liabilities	(4,076)	(3,738)
Provisions and other non-current liabilities	(3,644)	(3,652)
Net debt	(21,429)	(19,597)
Pensions and other post-retirement obligations	(3,694)	(3,088)

Net assets	10,233	9,246

*	Excludes amounts related to net debt and provisions reported in other lines and includes assets and liabilities of businesses held for sale

Goodwill and intangibles

Goodwill and intangibles increased by £295 million to £5,617 million as at 31 March 2013. This increase primarily relates to foreign exchange movements of £266 million and software additions of £175 million offset by amortisation of £101 million. In 2011/12, goodwill and intangibles increased by £45 million to £5,322 million as a result of software additions offset by amortisation and the impairment of the acquisition-related intangible asset of £64 million. This related to the contract to operate and maintain the electricity distribution network on behalf of LIPA, which will not be renewed on expiry in December 2013.

Property, plant and equipment

Property, plant and equipment increased by £2,891 million to £36,592 million as at 31 March 2013. This was principally due to capital expenditure of £3,511 million on the extension of our regulated networks and foreign exchange movements of £680 million, offset by £1,281 million of depreciation in the year. Property, plant and equipment increased by £1,745 million to £33,701 million for the year ended 31 March 2012 due to capital expenditure of £3,172 million partially offset by £1,212 million of depreciation and net disposals of £279 million, primarily the disposal of OnStream in October 2011.

The table below shows our capital expenditure, including expenditure on both property, plant and equipment and intangibles, over the last five years, by segment. The largest area of organic growth is in the UK Transmission segment, and we expect that to remain the case for the next few years.

Capital expenditure increased in each of the three regulated businesses including record amounts in our UK Transmission and US Regulated businesses.

As a result of capital expenditure in 2012/13, and after allowing for depreciation, foreign exchange movements and in the UK, inflation, we estimate that our regulated assets have increased by approximately £2.5 billion (2011/12: £1.5 billion).

Investments and other non-current assets

Investments and other non-current assets have increased by £66 million to £753 million. This is principally due to changes in the fair value of our US commodity contract assets and available-for-sale investments, and an equity investment in Clean Line Energy Partners LLC of $12.5 million by 31 March 2013. For the year ended 31 March 2012, investments and other non-current assets decreased by £41 million to £687 million principally due to a £58 million decrease in the fair value of our US commodity contract assets driven by a fall in electricity prices partially offset by an increase in other receivables.

52 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Current assets

Current assets have increased by £590 million to £3,201 million at 31 March 2013. Driven by the US, this primarily reflects the timing of cost recoveries from LIPA relating to Superstorm Sandy and an increase in trade receivables due to colder weather in February and March 2013 compared with 2012, which also led to an offsetting decrease in inventories which were £85 million lower. For the year ended 31 March 2012, current assets decreased by £211 million to £2,611 million. This was due to a fall in trade receivables of £230 million, primarily reflecting the impact of warmer weather in March 2012 on our US Regulated segment revenues.

Current liabilities

Current liabilities have increased by £127 million to £3,282 million due to increased payables and accruals relating to Superstorm Sandy and Storm Nemo. Current tax liabilities were £152 million lower primarily due to higher tax payments made in 2012/13 and larger prior year tax credits arising in 2012/13, although these were partially offset by a larger current year tax charge. For the year ended 31 March 2012, current liabilities decreased by £286 million to £3,155 million. Trade payables were £190 million lower, reflecting the impact of lower commodity prices in our US Regulated segment. Current tax liabilities were £120 million lower primarily due to tax payments made in 2011/12.

Deferred tax liabilities

The net deferred tax liability increased by £338 million to £4,076 million. The main reasons for this movement were the £508 million deferred tax charge, including the impact of the reduction in the statutory tax rate for future periods of £128 million, partially offset by the deferred tax credit on actuarial losses on pensions and other post-retirement benefits. For the year ended 31 March 2012, the deferred tax liability decreased by £28 million to £3,738 million. This decrease mainly arose from the deferred tax charge for the year of £381 million being more than offset by the £403 million deferred tax credit arising on actuarial losses relating to pensions and other post-retirement benefits.

Provisions and other non-current liabilities

Provisions and other non-current liabilities decreased slightly by £8 million to £3,644 million as at 31 March 2013. Total provisions increased by £29 million in the year. The underlying movements include additions of £92 million and £83 million to the environmental and other provisions respectively, as well as foreign exchange movements of £65 million. The other provisions additions include £33 million of increased liabilities insured by our insurance subsidiaries. These are offset by payments of £231 million in relation to all classes of provisions. Other non-current liabilities have decreased by £37 million reflecting changes in the fair value of US commodity contract liabilities. For the year ended 31 March 2012, provisions and other non-current liabilities decreased by £106 million to £3,652 million. Additions to environmental provisions were £58 million primarily due to revisions to our cost estimates. This was offset by payments in relation to provisions totalling £228 million.

Net debt

Funding and liquidity risk management

Funding and liquidity risk management is carried out by the treasury function under policies and guidelines approved by the Finance Committee of the Board. The Finance Committee is responsible for the regular review and monitoring of treasury activity and for the approval of specific transactions, the authority for which fall outside the delegation of authority to management.

The primary objective of the treasury function is to manage our funding and liquidity requirements. A secondary objective is to manage the associated financial risks, in the form of interest rate risk and foreign exchange risk, to within pre-authorised parameters. Some examples of the management of funding and liquidity are given on page 33 and details of the main risks arising from our financing and commodity hedging activities can be found in the risk factors discussion starting on page 176 and in notes 30 and 31 to the consolidated financial statements.

Surplus funds

Investment of surplus funds, usually in short-term fixed deposits or placements with money market funds that invest in highly liquid instruments of high credit quality, is subject to our counterparty risk management policy.

Net debt trend

The trend in net debt as shown in the chart above highlights our rights issue in June 2010 and the significant capital expenditure programme we have had in the last few years.

Composition of net debt

Net debt is made up as follows:

	As at 31 March
	2013 £m	2012 £m

Cash, cash equivalents and financial investments	6,102	2,723
Borrowings and bank overdrafts	(28,095)	(23,025)
Derivatives	564	705

Total net debt	(21,429)	(19,597)

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 53

Strategic Review

Financial review

Continued

The increase in net debt of £1,832 million to £21,429 million is explained in the chart below:

Factors decreasing net debt

Our primary source of cash relates to operating cash flows as detailed separately below.

Factors increasing net debt

Our primary use of cash is for capital expenditure and other investing activities. This has increased by £214 million year on year primarily due to increased investment in our UK Transmission business. We also utilised cash for dividends which decreased by £196 million year on year. The decrease in cash dividends is due to significantly higher scrip take up in the year compared with 2011/12. This is offset by the growth in the dividend. Net interest paid was £38 million higher than prior year, reflecting higher average net debt during the year. Tax paid was £28 million higher than prior year primarily due to higher taxable profits. Non cash movements related to increases in the value of inflation linked debt and remeasurements and movements in the sterling to dollar exchange rate.

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

For the year ended 31 March 2013, cash flow from operations decreased by £450 million to £4,037 million as detailed on page 07. For the year ended 31 March 2012, cash flow from operations decreased by £367 million to £4,487 million due to lower operating profits, unfavourable working capital movements, higher pension payments and lower stranded cost recoveries.

The increase of £482 million in 2010/11 to £4,854 million was due to higher operating profits and lower pension payments.

Borrowings

The Finance Committee controls refinancing risk by limiting the amount of our debt maturities arising from borrowings in any one year which is demonstrated by our maturity profile.

The maturity profile of gross borrowings by our major entities is illustrated below:

54 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

During the year we continued to refinance where attractive opportunities arose, including issuing our first hybrid bonds worth £2.1 billion in March 2013. In total, we received £5.1 billion of proceeds from new loans and debt issuance, including a C$750 million bond in NGET in September 2012, and €1.25 billion and £1 billion from the hybrid bonds in NGG Finance in March 2013. We also repaid a total of £1.2 billion of borrowings during the year.

As at 31 March 2013, total borrowings of £28,095 million (2012: £23,025 million) including bonds, bank loans, commercial paper, finance leases and other debt had increased by £5,070 million representing our new loans and debt issuances in the year. We expect to repay £3,448 million of our maturing debt in the next 12 months including commercial paper and we expect to be able to refinance this debt through the capital and money markets.

Further information on borrowings can be found on the debt investors’ section of our website and in note 19 of the consolidated financial statements.

Derivatives

	2013 £m	2012 £m

Interest rate swaps	303	187
Cross-currency interest rate swaps	512	740
Foreign exchange forward contracts	(48)	59
Forward rate agreements	(5)	(5)
Inflation linked swaps	(198)	(276)

Total as at 31 March	564	705

We use derivative financial instruments to manage our exposure to risks arising from fluctuations in interest rates and exchange rates. We value our derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. The decrease in our derivatives of £141 million therefore represents movements as a result of underlying market variables and the composition of the derivative portfolio.

The currency exposure on our borrowings is managed through the use of cross-currency swaps and results in a net debt profile post-derivatives that is almost entirely sterling/dollar.

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

We have invested some of the proceeds from the issuance of our hybrid bonds in short-term money funds at floating interest rates. As a result, we are currently in a net asset position on floating instruments and our exposure is shown as a negative in the chart above.

The charts below show the impact, as at 31 March 2013, of derivatives on our net debt for 2013/14 and future years. The 2013/14 position reflects the use of derivatives, including forward rate agreements to lock in interest rates in the short term. The effective interest rate on treasury managed debt for the year was 5.1% (2011/12: 5.4%). The future years’ position excludes derivatives that mature within the next year.

Further details on our foreign currency and interest rate risk management can be found in the risk factors discussion on pages 33 and 177 and in note 30(a) of the consolidated financial statements.

Net pension and other post-retirement obligations

We operate pension arrangements on behalf of our employees in both the UK and US and also provide post-retirement healthcare and life insurance benefits to qualifying retirees in the US.

In the UK, the defined benefit section of the National Grid UK Pension Scheme and the National Grid Electricity Group of the Electricity Supply Pension Scheme are closed to new entrants. We have started discussions with our employees and our trade union partners to ensure our defined benefit pension schemes are affordable and sustainable for the future. Membership of the defined contribution section of the National Grid UK Pension Scheme is offered to all new employees in the UK. We are currently reviewing the defined contribution arrangement we offer to employees and new hires in the UK.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 55

Strategic Review

Financial review

Continued

In the US, we operate a number of pension plans, which provide both defined benefits and defined contribution benefits. We also provide post-retirement benefits other than pensions to the majority of employees. Benefits include healthcare and life insurance coverage to eligible retired employees.

Pension plan assets are measured at the bid market value at the reporting date. Plan liabilities are measured by discounting the best estimate of future cash flows to be paid out by the plans using the projected unit method. Estimated future cash flows are discounted at the current rate of return on high quality corporate bonds in UK and US debt markets of an equivalent term to the liability.

A summary of the total UK and US assets and liabilities and the overall net IAS 19 accounting deficit is shown below:

Net plan liability	UK £m	US £m	Total £m

As at 1 April 2012	(668)	(2,265)	(2,933)
Exchange movements	–	(112)	(112)
Current service cost	(90)	(130)	(220)
Expected return less interest	66	3	69
Curtailments, settlements and other	(15)	(45)	(60)
Actuarial gains/(losses)
– on plan assets	1,028	148	1,176
– on plan liabilities	(1,691)	(415)	(2,106)
Employer contributions	201	486	687

As at 31 March 2013	(1,169)	(2,330)	(3,499)

Represented by:
Plan assets	17,392	5,893	23,285
Plan liabilities	(18,561)	(8,223)	(26,784)

Net plan liability	(1,169)	(2,330)	(3,499)

The principal movements in net obligations during the year arose as a consequence of a decrease in the discount rate following declines in corporate bond yields. Actuarial gains on plan assets reflected improvements in financial markets.

Plan assets are predominantly invested in equities, corporate bonds, gilts, property and short-term investments. Our plans are trustee administered and the trustees are responsible for setting the investment strategy and monitoring fiduciary investment performance, consulting with us where appropriate.

The investment profile of our pension plan assets is illustrated below:

Further information on our pension and other post-retirement obligations, including details of the actuarial valuations that are performed for our UK pensions can be found in note 29 to the consolidated financial statements.

Actuarial valuation of UK pensions

A triennial valuation is carried out for the trustees of our two UK defined benefit schemes by professionally qualified actuaries and agreed with us following consultation. The next full actuarial valuations of both the National Grid UK Pension Scheme and the National Grid Electricity Group of the Electricity Supply Pension Scheme are to be performed as at 31 March 2013 with the valuation results expected to be agreed by mid 2014.

Further detail on the results of the last full triennial valuations performed as at 31 March 2010 can be found in note 29 to the consolidated financial statements.

56 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Off balance sheet items

There were no significant off balance sheet items other than the contractual obligations shown in note 30(d) to the consolidated financial statements, and the commitments and contingencies discussed below.

Commitments and contingencies

The following table summarises the commitments and contingencies outstanding at 31 March 2013 and 2012.

	2013 £m	2012 £m

Future capital expenditure contracted but not provided for	3,011	2,728
Operating lease commitments	742	706
Energy purchase commitments	3,995	4,174
Guarantees and letters of credit	1,332	1,344

The increase in capital expenditure contracted but not provided for is a result of the continued ramp up in our capital investment programme.

The energy purchase commitments reflect obligations to purchase energy under long-term contracts. These contracts are used in respect of our normal sale and purchase requirements and do not include commodity contracts carried at fair value. Substantially all our costs of purchasing electricity and gas supply for our customers are recoverable at an amount equal to cost. The timing of recovery can vary between financial periods leading to an under- or over-recovery within any particular financial period (see timing differences as discussed on page 48).

We propose to meet all our commitments, as well as working capital requirements, from existing cash and investments, operating cash flows, existing credit facilities, future facilities and other financing that we reasonably expect to be able to secure in the future.

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

Further information on commitments and contingencies can be found in note 27 to the consolidated financial statements.

Going concern

Having made enquiries, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the consolidated and individual financial statements of the Company. The Directors consider that a robust going concern assessment process was undertaken and the results were discussed and challenged formally at the Audit Committee in May 2013, who recommended the Board’s approval at the meeting in May 2013 prior to approving the Annual Report and Accounts.

The process undertaken involved consideration of the forecasts produced for the UK and US businesses for a period to March 2015. This period is considered to be the ‘foreseeable future’ as required for this going concern assessment only, and is in accordance with company law, accounting standards and the Listing Rules. The forecasts include the impact of the RIIO price control framework on our UK regulated businesses and the impact of agreed and ongoing rate plan filings with the relevant US state and federal bodies for our US businesses. While we have forecasts that extend to the end of each of our current rate plans (for example until 2021 for the UK regulated businesses), we have not considered going concern formally for these periods, due to the increased forecasting risk and uncertainty involved.

This assessment also considered the significant solvency and liquidity risks involved in delivering our forecasts for the foreseeable future. These are wider than the current global economic uncertainty and include recognising the risks around the continued significant investment programme that the Group has committed to and the potential risk that the credit ratings on some of our issued debt are changed. Any change would increase the cost of servicing this debt, therefore reducing the overall profitability of the Group. The assessment also considered the Group’s ability to obtain additional funding across a number of scenarios reflecting the current economic uncertainty, especially in Europe. This analysis also noted the fact that the debt markets remained a viable source of funding for the Group even at the height of the credit crunch in 2007 and 2008. Given the significance of maintaining our overall credit rating, the Group has policies and procedures in place to help mitigate this risk as far as possible, as described on page 33. Additional oversight is also provided by the Finance Committee (see page 66).

More detail on our financial risks, including liquidity and solvency, is provided in note 30 to the consolidated financial statements. There have been no major changes to the Group’s significant liquidity and solvency risks in the year.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 57

Corporate Governance

Corporate Governance

Chairman’s foreword

As part of the Board transition programme I reported last year, Nora Mead Brownell, Mark Williamson and Jonathan Dawson have joined our Board. We said goodbye to Stephen Pettit and Linda Adamany in 2012, with Ken Harvey and George Rose stepping down from the Board following the conclusion of this year’s AGM.

On behalf of the Board, I would like to thank Ken and George for their commitment to the Company and the valuable contribution they have made as Non-executive Directors – they have carried out their duties with diligence and care. Ken has been Senior Independent Director since 2004 and Remuneration Committee chairman since 2011, while George has been chairman of the Audit Committee for more than ten years. These are important roles in ensuring the Board meets its responsibilities to shareholders and stakeholders. The Nominations Committee report on page 67 sets out the recruitment processes followed for our new Non-executive Directors.

The fresh insight and external perspectives that Nora, Mark and Jonathan bring are complemented by the accumulated Company knowledge and understanding that our longer serving Directors provide. With the changes in membership, skills, experience and dynamics arising from the refreshing of the Board, we felt it would be timely to undertake an external review of the Board and its committees’ performance and effectiveness. The review was conducted with a focus on inclusion & diversity. Further details of the process, as well as examples of agreed actions, are set out on pages 60 and 61.

Following the publication of a new edition of the UK Corporate Governance Code last autumn, we have produced this year’s Annual Report and Accounts in line with the updated requirements. This is part of our continuing commitment to best practice in corporate governance and I am pleased to tell you that we comply in full with the new requirements as detailed in our compliance statement.

Additionally, we have made some changes to the presentation, structure and content of the Annual Report and Accounts. Our approach takes on board elements of the draft regulations on narrative reporting and directors’ remuneration, published by the Department for Business Innovation and Skills in the last year.

I hope you find the changes helpful to your understanding of our strategy and performance, as well as how these link to Directors’ remuneration.

Sir Peter Gershon

Chairman

Governance contents
58	Governance framework
59	The Board
59	The Board and its committees
59	Board composition
59	Director induction and development
59	Non-executive Director independence
60	Board evaluation and effectiveness
60	Director election and re-election
62	Board and committee membership and attendance
63	Audit Committee
66	Finance Committee
66	Safety, Environment and Health Committee
67	Nominations Committee
68	Remuneration Report
91	Shareholder engagement

Governance framework

Compliance statement

The Board considers that it complied in full with the provisions of the UK Corporate Governance Code 2010 (the Code) and, additionally, the new edition of the UK Corporate Governance Code 2012 (the new Code) during the financial year being reported taking account of the transitional arrangements suggested by the Financial Reporting Council for external audit tendering.

This report explains key features of the Company’s governance structure to provide a greater understanding of how the main principles of the Code and the new Code have been applied and to highlight areas of focus during the year. The report also includes items required by the Disclosure and Transparency Rules. The index at the top of the next page sets out where to find each of the disclosures required in the Directors’ Report. As required by the Code, our business model is explained starting on page 08.

A full description of the matters reserved for the Board, together with other documentation relating to the Company’s governance, is available on our website.

Examples of changes during the year

On Stephen Pettit’s departure, the Risk & Responsibility Committee which he chaired was replaced by a new committee, the Safety, Environment and Health (SEH) Committee chaired by Philip Aiken, to get a sharper focus on safety, environment and health matters. The areas of responsibility previously covered by the Risk & Responsibility Committee, and which are not within the remit of the SEH Committee, including security, corporate responsibility (beyond the specific areas of safety, environment and health), business conduct and inclusion & diversity, are now within the remit of the Board and other committees.

Additionally, in line with common practice, the Executive Committee is no longer a committee of the Board, although its levels of authority, role and responsibilities remain unchanged. For more information on the role and responsibilities of the Executive Committee, see page 28.

In relation to compliance with the new Code, the Board has considered and endorsed the arrangements to enable it to confirm the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and no changes to the assurance processes are required.

58 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Directors’ Report statutory and other disclosures (starting on page indicated)
91	Annual General Meeting	182	Conflicts of interest	53	Financial instruments	183	Political donations and
180	Articles of Association	170	Contractual and other	08	Future developments		expenditure
65	Audit information		arrangements	30	Internal control	08	Principal activities and
26	Board of Directors	183	Directors’ indemnity	183	Material interests		business review
182	Change of control	87	Directors’ share interests		in shares	183	Research and
	provisions	48	Dividends	38	People		development
182	Charitable donations	183	Events after the reporting	183	Policy and practice on	30	Risk management
185	Code of Ethics		period		payment of creditors	183	Share capital

The Board

The Board reserves a number of matters for its sole consideration where these matters impact the strategic direction, effective oversight and reputation of the Company.

Examples of Board focus during the year

•	visible safety leadership and embedding genuine learning to help prevent repeat injuries through safety initiatives;
•	RIIO and US rate cases;
•	major storm activity lessons learnt;
•	US foundation programme systems implementation;
•	the 2013 strategic business plan assumptions;
•	Electricity Market Reform, including future generation scenarios;
•	Group financing strategy;
•	the new dividend policy;
•	refreshed corporate vision statement;
•	results of 2012 employee opinion survey, including proposed high level actions to address key themes globally; and
•	executive succession, including the results of external assessment and benchmarking of high performing individuals.

Examples of expected Board focus for next year

•	review of safety performance and initiatives;
•	strategy sessions;
•	change programmes in the UK business to reflect RIIO and Elevate 2015 in the US;
•	UK security of supply;
•	US foundation programme post systems implementation review;
•	UK and US operational deep dives;
•	talent management update, including regeneration of ageing workforce, capabilities, and inclusion & diversity; and
•	results of 2013 employee opinion survey and proposed high level actions.

The Board and its committees

In order to operate efficiently and to give appropriate attention and consideration to matters, the Board has delegated authority to its committees to carry out tasks as defined in the committees’ terms of reference, which are available on our website. Details about the workings of the Board and the committee structure are set out in summary on pages 28 and 29 with reports from each Board committee together with details of their activities during the year on pages 63 to 90.

The Executive Committee has responsibility for making management and operational decisions about the day-to-day running of the Company. Further information on the membership and operation of the Executive Committee is included on pages 28 and 29.

Board composition

The phased and orderly transition of the Board has continued as detailed in the Chairman’s foreword to this report, noting that Maria Richter is expected to step down from the Board in July 2014. The Nominations Committee and the Board consider balance as a key requirement for the composition of the Board, not only in terms of the number of Executives and Non-executives, but also with regard to the mix of skills, experience, knowledge, independence and diversity. Biographical and experience details for current Directors are set out on pages 180 to 182. The Directors during the year are set out on page 62 together with details of committee membership and attendance. For further details regarding the Directors’ service contracts and letters of appointment, see pages 78 and 79 in the Remuneration Report.

Director induction and development

The Chairman, with the support of the Group General Counsel & Company Secretary, is responsible for the induction of new Directors and ongoing development of all Directors. Personal development and training needs were discussed at the one-to-one meetings with the Chairman as part of the Board performance evaluation process.

As the internal and external business environment changes, it is important to ensure the Directors’ skills and knowledge are refreshed and updated regularly. Updates on corporate governance and regulatory matters are provided at Board meetings, with details of development opportunities available in our online document library.

Non-executive Directors’ induction programme

On appointment to the Board, new Non-executive Directors receive an induction programme including:

•    Directors’ information pack to provide background information on our businesses and operations, policies and procedures as well as guidance on statutory duties as a director and other corporate governance matters;

•    one-to-one meetings with other Directors and senior management in the UK and US; and

•    operational site visits.

Programmes are tailored depending on the experience and background of each individual and the committees on which they serve.

Recognising that Nora’s experience is predominantly in the US, her induction included a meeting with our external legal advisors to discuss the duties and requirements of being a director in the UK.

As Mark is chairman designate of the Audit Committee, he has met with members of senior management from the finance team including the Finance Director, Group Financial Controller, Director of Corporate Audit and US Chief Financial Officer. He has also met with our external auditors, analysts and brokers.

Jonathan has met our external remuneration advisors and senior management involved with the Remuneration Committee as he will be taking over as committee chairman. His induction programme includes meetings covering the regulatory environment in which we operate and our regulated businesses.

Non-executive Director independence

The independence of the Non-executive Directors is considered at least annually along with their character, judgement, commitment and performance on the Board and relevant committees. The Board, in its deliberations, specifically took into consideration the Code and examples of indicators of potential non independence, including length of service. Following the annual evaluation of independence, with a particularly rigorous review for those Directors who have served greater than six years, each of the Non-executive Directors, with the exception of the Chairman, at year end has been determined by the Board to be independent.

The experience and knowledge of Ken Harvey, George Rose and Maria Richter, who have each served on the Board for more than nine years, have been key to the orderly succession of our Board, facilitating a structured handover and continuity during this period of change.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 59

Corporate Governance

Corporate Governance

Continued

Board evaluation and effectiveness

The Board agreed this year it would be beneficial and timely, given the changes in Board composition, to undertake an external evaluation of Board and committee performance to provide fresh insight and objectivity to the process. Schneider Ross was appointed to conduct an evaluation of the Board and its committees, having previously provided inclusive leadership training to the Company in 2009. The Board agreed this previous relationship would not impact in any way the independence of the review.

The Board recognises the value of inclusive leadership and a diverse Board. In considering the review process this year, it noted the anticipated benefits to be gained by undertaking an external review from an inclusion & diversity perspective.

Schneider Ross held confidential one-to-one interviews with 24 people comprising Directors and members of the leadership team. Mark Williamson and Jonathan Dawson did not participate due to the timing of their appointments. The focus for these discussions was on the behavioural aspects of Board effectiveness such as:

•	how the Board works together as a unit;
•	the quality of inputs, discussions and decision-making;
•	the leadership demonstrated both individually and collectively; and
•	specific themes, for example differences in perspectives between male and female Board members and more recently appointed Non-executive Directors were asked about their integration and induction to the Board.

Questionnaires were designed to gather views and feedback on the overall effectiveness, performance and processes of the Board and each of the committees including the Executive Committee. Additionally this year, regular attendees of the Board and committee meetings were surveyed to gain a different perspective and a more holistic picture of performance.

In total 47 people, including regular attendees and two external advisors, were invited to complete questionnaires anonymously online.

Schneider Ross presented the key conclusions of the evaluation at a meeting of the Nominations Committee with the Executive Directors present. Findings, which were debated openly, had been grouped into three themes:

•	Mechanics: for example the role, composition and processes of the Board and its committees.
•	Dynamics: such as teamwork, quality of discussions, debate and decision-making.
•	Specifics: including leadership, succession planning, risk appetite and reporting, and inclusion & diversity.

As a result of their evaluation, Schneider Ross commented:

“With the Board in the later stages of its transition, the boardroom dynamic continues to evolve. We have made a set of recommendations which, taken together, we believe should drive progress towards a truly high performing, inclusive Board – where constructive challenge from a diverse group of Non-executive Directors makes its full contribution to excellent decision-making.”

Each committee chairman was requested to prepare an action plan for their respective committee for presentation to the April Board meeting. Noting the suggestions, the Board agreed areas of improvement and actions for further enhancements. Progress against all action plans will be monitored throughout the year; see table opposite for examples.

In addition to the review by Schneider Ross and on receipt of its findings, Sir Peter met with each Board member to discuss their individual performance, with the exception of Ken Harvey and George Rose as they will not be standing for re-election at this year’s AGM.

Progress against the examples from the combined action plan reported last year, which includes items identified from the performance evaluation process together with Sir Peter’s complementary review, is set out opposite.

Director election and re-election

At a private meeting of the Non-executive Directors, Ken Harvey, as Senior Independent Director, led a review of Sir Peter’s performance. In their deliberations the Non-executive Directors, with input from the Executive Directors, assessed his ability to fulfil his role as Chairman. They concluded that Sir Peter’s performance and contribution are strong and that he demonstrates effective leadership. Ken also met privately with Schneider Ross to discuss feedback on the Chairman obtained from their review, which Ken then discussed with Sir Peter.

Following recommendations from the Nominations Committee, the Board considers all Directors continue to be effective, committed to their roles and have sufficient time available to perform their duties. There have been no significant changes to Sir Peter’s commitments during the year and the arrangements he has in place to fulfil his role given he is also chairman of another FTSE 100 company are considered effective. Therefore, in accordance with the Code, all Directors, with the exception of Ken Harvey and George Rose, will seek election or re-election as set out in the Notice of the 2013 AGM.

60 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Area	Actions for 2013/14
Mechanics

Chief Executive to meet with Executive Directors immediately after each Board meeting to discuss how the Board operated as a team and contributions from Directors, and reflect on any learning. Feedback from these meetings to be shared as appropriate with the Chairman.

Responsibility: Chief Executive

Review and build on the one page executive summary for non standard papers introduced in July 2012 and consider its effectiveness in providing the Board with key information and clarity around requested contribution or action.

Responsibility: Chairman and Chief Executive

All committees, except the Nominations Committee and Executive Committee, to get together immediately before or after their meetings to discuss papers, presenters’ contribution and any matters they wish to consider without management present.

Responsibility: Committee chairmen
Thinking styles of candidates to the Board and Executive Committee to be taken into consideration once skill set and experience confirmed.
Responsibility: Nominations Committee

Dynamics	Schedule a development session for the Board which may include thinking styles, inclusive leadership and exploring positive challenge through questioning techniques.
Responsibility: Chairman and Group General Counsel & Company Secretary
Review the following month’s agenda and communicate to the Executive Directors the areas that presenters are to focus on.
Responsibility: Chairman and Chief Executive

Specifics	Facilitate increased interaction between Non-executive Directors and high potential employees during site visits and presentations at Board meetings.
Responsibility: Executive Directors
Appoint a taskforce to review gender diversity and employee turnover.
Responsibility: Chief Executive
Implement an inclusion & diversity scorecard and review progress with the Board.
Responsibility: Executive Committee

Area	Actions from 2012/13	Commentary
Board and committee performance evaluation
Membership and attendees	During this period of Board transition, membership of all committees is to be reviewed to ensure appropriate alignment of skills and knowledge. Responsibility: Nominations Committee

As the Board transitions, committee composition has been reviewed to ensure the right balance of skills and experience is maintained taking into account the role and responsibilities of the committee and the existing membership.

Training and development	Training and development is key for all members of the Board. Formal training plans will be agreed between each Director and the Chairman. Responsibility: Board members

A record of training and development activities undertaken by Directors has been maintained throughout the year; for example external briefings and seminars, which have been complemented by technical and market updates to Board and committee meetings.

Role and structure

To review the terms of reference and remit of the Risk & Responsibility Committee, including the advice sought from external advisors.

Responsibility: Chairman, Chief Executive and Company Secretary & General Counsel

The new SEH Committee focusing on safety, environment and health issues only, was formed at the end of July 2012 in place of the broader Risk & Responsibility Committee. The new committee considered its external advisors. The additional areas previously reviewed by the Risk & Responsibility Committee were reallocated between the Board, Audit Committee and Executive Committee.

Complementary review
Role and structure	Enable the Board and its committees to focus appropriately on addressing the key challenges and opportunities.	Together with the formation of the new SEH Committee, agendas were updated having reviewed the frequency with which items should be considered during the year.

Non-executive Directors	Facilitate an appropriate level of input and constructive challenge from the Non-executive Directors.	To facilitate preparations for and input to meetings, a secure online document library has been introduced providing access to Board and committee papers and reference materials.

Role and structure	Establish more clarity about the levels of assurance the Board needs in areas outside the remit of the Audit Committee.	A project is ongoing to review key data provided to external parties and the associated assurance processes.

Non-executive Directors	Increase Non-executive Director engagement with the operations.	Following positive feedback, the programme of Non-executive Director visits to Company sites in the UK and US will be continued.

Role and structure	Increase the effectiveness of scrutiny of operations and business processes.	The SEH Committee provides more focused scrutiny of operations and business processes in relation to safety, environment and health.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 61

Corporate Governance

Corporate Governance

Continued

Board and committee membership and attendance

Listed below is the Board and committee membership and attendance. Instances of non attendance during the year were considered and determined as being reasonable due to the individual circumstances. Should any Director be unable to attend a meeting, the Chairman and committee chairman are informed and the absent Director is encouraged to communicate opinions and comments on the matters to be considered.

Board and committee membership, attendance (i) and independence

	Board	Audit Committee	Finance Committee	Nominations Committee	Remuneration Committee	SEH Committee (ii)	Executive Committee (iii)

Non independent
Non-executive Chairman
Sir Peter Gershon	11 of 11			7 of 7
Chief Executive
Steve Holliday	11 of 11		4 of 4				3 of 3
Executive Directors
Andrew Bonfield	11 of 11		4 of 4				2 of 3
Tom King	11 of 11						3 of 3
Nick Winser	11 of 11						3 of 3

Independent
Non-executive Directors
Ken Harvey
(Senior Independent Director)	11 of 11			7 of 7	6 of 6	3 of 3
Philip Aiken	11 of 11	6 of 6		6 of 7		3 of 3
Nora Mead Brownell (iv)	9 of 9			5 of 6	4 of 4	3 of 3
Jonathan Dawson (v)	1 of 1
Paul Golby	11 of 11			7 of 7	6 of 6	3 of 3
Ruth Kelly	11 of 11	6 of 6	4 of 4	7 of 7
Maria Richter	11 of 11	6 of 6	4 of 4	7 of 7
George Rose	10 of 11	6 of 6		6 of 7	6 of 6
Mark Williamson (vi)	6 of 6	4 of 4	2 of 2	5 of 5

Linda Adamany (vii)	6 of 6	3 of 3		3 of 3		1 of 1
Stephen Pettit (viii)	4 of 4		2 of 2	1 of 1	3 of 3

Total number of meetings	11	6	4	7	6	3	3

(i)	Attendance is expressed as number of meetings attended out of number possible or applicable for the individual Director.
(ii)	The SEH Committee replaced the Risk & Responsibility Committee in July 2012. The Risk & Responsibility Committee held one meeting during the year, chaired by Stephen Pettit and attended by all other members: Linda Adamany; Philip Aiken; Paul Golby and Ken Harvey.
(iii)	Meeting attendance is reported until June 2012, after which the Executive Committee ceased to be a committee of the Board.
(iv)	Nora Mead Brownell was appointed to the Board on 1 June 2012.
(v)	Jonathan Dawson was appointed to the Board on 4 March 2013.
(vi)	Mark Williamson was appointed to the Board on 3 September 2012.
(vii)	Linda Adamany stepped down from the Board on 31 October 2012.
(viii)	Stephen Pettit stepped down from the Board on 30 July 2012.

62 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Audit Committee

George Rose

Committee chairman

Consistent with the early adoption of the new Code, we have included additional information this year. We hope you find this helpful in better understanding the work of the committee.

We have continued to closely monitor our US financial controls programme that began during the last financial year. Given the importance of this project, in June, I and two of my fellow committee members met representatives from the US finance team for an update on the progress of preparations and training, ahead of the implementation of a new enterprise resource planning system.

Following the reallocation of the responsibilities of the Risk & Responsibility Committee at the end of July, the committee’s remit was expanded to include reporting on our standards of ethical business conduct. This aligns well with the other work the committee reviews on fraud, bribery and internal controls.

During the year, we have said goodbye to Linda Adamany and welcomed Mark Williamson to the committee. Mark has a wealth of financial experience and will take over as committee chairman when I stand down in July. To help with the handover of responsibilities, I felt it was important for the committee, especially Mark, to be involved in the development of the committee’s action plan which stems from the results of this year’s performance evaluation review. Mark has already made a tangible contribution to the committee and I have no doubt it will continue to perform effectively and evolve under his leadership.

George Rose

Review of the year

Some of the significant issues the Audit Committee considered in relation to the financial statements during the year are set out below:

•   US financial controls programme;

•   environmental provision;

•   pensions; and

•   recoverability and disclosure of storm costs.

Examples of other matters the Audit Committee reviewed:

•   the revised corporate risk policy;

•   Sarbanes-Oxley Act 2002 (SOX Act) testing and attestations;

•   data assurance processes and the programme to improve the Company wide framework; and

•   business conduct reports, including employee survey results in relation to questions on ethics, disciplinary statistics and activities of the business conduct committees.

Experience

The Board has determined that George Rose and Mark Williamson have recent and relevant financial experience and are suitably qualified audit committee financial experts, within the meaning of the SEC audit committee financial expert requirements. The Board also considers George and Mark to be independent within the meaning of the New York Stock Exchange listing rules.

Mark Williamson joined the committee on 3 September 2012 and will take over as chairman of the Audit Committee following the AGM on 29 July 2013. A tailored induction programme has been developed, see page 59 for details. In support of this, Mark has been introduced to senior finance team members to enhance his understanding of the finance function. At George’s invitation he also attended meetings in May 2013 between the committee chairman and management, and between the committee chairman and the external auditors to strengthen the transfer of knowledge and further develop key relationships.

The composition of the committee during the year is set out on page 62, with biographical details and experience of members on pages 180 to 182 respectively.

Financial reporting

The committee monitors the integrity of the Company’s financial information and other formal documents relating to its financial performance and makes appropriate recommendations to the Board before publication.

A key factor in the integrity of financial statements is ensuring that suitable and compliant accounting policies are adopted and applied consistently on a year-on-year basis and across the Company. In this respect, the committee also considered the estimates and judgements made by management when accounting for non-standard transactions, the treatment of exceptional items and in provision calculations.

These considerations are supported by input from other assurance providers, for example the group controls, risk management and ethics and compliance teams, corporate audit and the SEH Committee as well as our external auditors. In addition, the committee also considers reports of the Disclosure Committee, see page 65 for more information.

Summarised below are some of the significant issues the committee considered in relation to the financial statements during the year.

US financial controls programme: An important milestone of the programme took place when we implemented a new enterprise resource planning system, which went live during November and December 2012. A status update was provided at the January committee meeting and initial findings on the lessons learnt, in particular in relation to payroll processing, were presented to the committee in March.

At that meeting the committee discussed the initial findings and noted the Executive Committee would review in depth the lessons learnt and how these could be applied across the business. An update will be provided to the Board in June this year.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 63

Corporate Governance

Corporate Governance

Continued

Environmental provision: at the half year and year end we reviewed the Company’s environmental provision to ensure that it remained appropriate. A deep dive on the process of calculating the environmental provision summarising the accounting requirements, the judgements involved in estimating environmental liabilities and how these change over the life of the site to which the liabilities relate, was presented at the September meeting. The committee noted the report and agreed the environmental provision recognised is appropriate; no follow up action was required.

Pensions: movements in the market value of plan assets and changes in economic assumptions, principally the discount rate, were noted along with their consequential impact on net pension and other post-retirement liabilities. Input from external actuaries provided additional assurance over these assumptions. The committee noted the proposed accounting treatment and accepted the judgements of management.

Recoverability and disclosure of storm costs: the committee discussed the disclosures around the financial impact of Superstorm Sandy in our half year results statement, and the impact of storm costs on cash flows and working capital. The committee noted the position in relation to these evolving disclosures with subsequent approval of the half year results by the Board.

Confidential reporting procedures and whistleblowing

The integrity of the financial statements is further supported by the confidential reporting and whistleblowing procedures in place. The committee reviews these procedures once a year to ensure that appropriate processes are in place to treat complaints confidentially and implement proportionate, independent investigation in all cases.

Internal (corporate) audit

The committee receives twice yearly reports on the control environment from the Director of Corporate Audit. These reports highlight key improvement themes and recommend areas for business focus, with additional analysis provided around causal factors such as knowledge and responsibility transfer. In addition, the committee has visibility of management responsiveness in addressing audit actions. The audit plan, which contains mandatory, risk-based and cyclical reviews, was approved by the committee in March 2012, and was built around focus areas such as organisational change, major system change, security and business resilience, and capital spend.

Corporate audit continue to plan on a risk-based approach for the majority of work, but have introduced greater structure to the smaller cyclical element of their work programme to ensure coverage of key processes over a defined period. The inherent risk of each process is assessed and in turn is used to inform audit frequency, with elements of higher risk processes being audited on a more frequent basis. The committee supports this approach which was used for the first time in developing the plan for the year ending March 2014.

External audit

The committee is responsible for overseeing relations with the external auditors, including the approval of fees, and makes recommendations to the Board on their appointment and reappointment.

Details of total remuneration for auditors for the year, including audit services, audit related services and other non-audit services, can be found in note 2(e) of the consolidated financial statements on page 110.

Auditor independence and objectivity

The independence of the external auditors is essential to the provision of an objective opinion on the true and fair view presented in the financial statements. Auditor independence and objectivity is safeguarded by limiting the nature and value of non-audit services performed by the external auditors, ensuring that employees of the external auditors who have worked on the audit in the past two years are not appointed to senior financial positions within the Company, and the rotation of the lead engagement partner at least every five years. The current lead engagement partner has held the position for three years.

Non-audit services provided by the external auditors

Non-audit services provided by the external auditors require approval by the committee. Approval is given on the basis the service will not compromise independence and is a natural extension of the audit or if there are overriding business or efficiency reasons making the external auditors most suited to provide the service. Certain services are prohibited from being performed by the external auditors, as required under the SOX Act.

Total non-audit services provided by PwC during the year ended 31 March 2013 were £2.3 million (2012: £3.8 million) which comprised 23% (2012: 44%) of total audit and audit related fees. Total audit and audit related fees include the statutory fee and fees paid to PwC for other services which the external auditors are required to perform, for example regulatory audits and SOX Act attestation. Non-audit fees represent all other services provided by PwC not included in the above.

Significant non-audit services provided by PwC in the year included quality assurance provided on the US financial controls improvement programme (£0.7 million) and tax compliance services in territories other than the US (£0.5 million).

PwC were engaged on the US financial controls improvement programme, as they were best placed to provide valuable insight on the programme, given their in depth knowledge of our control environment and relevant utilities experience. They were appointed in an advisory capacity only and were not involved in designing or implementing new controls and processes, thereby helping to safeguard independence and objectivity.

The committee considered that tax compliance services were most efficiently provided by the external auditors as much of the information used in preparing computations and returns is derived from audited financial information. In order to maintain the external auditors’ independence and objectivity, management reviewed and considered PwC’s findings and PwC did not make any decisions on behalf of management.

64 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

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

Auditor appointment

An annual review is conducted by the committee of the level and constitution of the external audit and non-audit fees and the effectiveness, independence and objectivity of the external auditors.

The annual review includes consideration of:

•	the external audit process globally;
•	the auditors’ performance;
•	the expertise of the firm and our relationship with them; and
•	the results of questionnaires completed by National Grid employees engaged with the audit and members of the Audit Committee.

Following this year’s annual review, the committee is satisfied with the effectiveness, independence and objectivity of the external auditors, and recommend to the Board their reappointment for a further year. A resolution to reappoint PwC and giving authority to the Directors to determine their remuneration will be submitted to shareholders at the 2013 AGM.

Audit tender

PwC have been the Company’s external auditors since the merger with Lattice Group plc in 2002, having been the incumbent external auditors of both the merging parties. The new Code requires FTSE 350 companies to put the audit services contract out to tender at least once every ten years, to enable the committee to compare the quality and effectiveness of the services provided by the incumbent auditors with those of other audit firms. Transitional arrangements provided by the Financial Reporting Council indicate the Company should tender the audit, at the latest, at the time of the next audit partner rotation currently scheduled for 31 March 2015.

We may, however, put the audit out to tender at any time before this date. There are no contractual obligations restricting our choice of external auditors and no auditor liability agreement has been entered into.

Audit information

Having made the requisite enquiries, so far as the Directors in office at the date of the approval of this report are aware, there is no relevant audit information of which the auditors are unaware and each Director has taken all reasonable steps to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information.

Internal control, risk and compliance

We consider regularly the effectiveness of financial reporting, internal controls and compliance with applicable legal and internal requirements. We also review the procedures for the identification, assessment, mitigation and reporting of risks.

To continuously improve and remain at best practice levels, the risk management team reviews risk standards, emerging trends and concepts being driven by the main consultancy firms and look to apply these as appropriate. The standards issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the international risk standard ISO 31000 are used to inform the principles of our risk management process as appropriate. Specific improvements delivered during the year, and ongoing, to address key concepts within the standards were noted by the committee at its meeting in September. Details of our internal control and risk management systems, including over the financial reporting process can be found on pages 30 and 31 and page 179 with our risk factors in full on pages 176 to 178.

The changes to the compliance management process reported last year are now embedded and continue to evolve. During the year the global ethics and compliance team has focused on promoting improved consistency across compliance reports and changes are being trialled in relation to fraud and bribery returns. The committee received a paper on the Company’s anti-bribery procedures and reviewed the adequacy of these. It noted that no material instances of non compliance had been identified and that progress continued on the minor improvements recommended to the Board as a result of the prior year’s review.

Disclosure Committee

The role of the Disclosure Committee is to assist the Chief Executive and the Finance Director in fulfilling their responsibility for oversight of the accuracy and timeliness of the disclosures made, whether in connection with our presentations to analysts, financial reporting obligations or other material stock exchange announcements.

This year the committee met for the purposes of considering the announcements of the full and half year results and the interim management statements and reported on the matters arising to the Audit Committee. In doing so it spent time considering the Company’s disclosure obligations relating to RIIO, US rate filings and the effects of Superstorm Sandy. The committee also reports the results of its evaluation of the effectiveness of the Company’s disclosure controls to the Audit Committee.

The committee is chaired by the Finance Director and its members are the Group General Counsel & Company Secretary, the Global Director of Tax and Treasury, the Group Financial Controller, the Director of Investor Relations, the Director of Corporate Audit and the Deputy Group General Counsel, with other attendees as may be appropriate.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 65

Corporate Governance

Corporate Governance

Continued

Finance Committee

Maria Richter

Committee chairman

Following the departure of Stephen Pettit in July, we have welcomed Mark Williamson and Jonathan Dawson to the Finance Committee.

This year we have continued to focus on funding plans to take into account international debt market conditions. The committee received regular reports on treasury, tax, insurance and pensions activities to keep us advised of progress and we approved recommendations where appropriate.

External advisors gave presentations relating to the eurozone crisis and the potential impact of worldwide derivatives legislation from the G20 Accord in Pittsburgh. Additionally, to ensure the committee was advised on the progress of transactions such as the issuance of Canadian dollar, US dollar and Hong Kong dollar bonds and floating-rate instruments, updates were circulated between meetings.

Some items the committee considered and approved, due to their nature, were also presented to the Board such as the renewal of the SEC debt shelf, a legal requirement, and the funding strategy. As a number of new Non-executive Directors have joined the Board over the year, a presentation on the work and remit of the committee was given to the Board in April 2013. This was aimed at helping all Directors understand the role and responsibilities of the Finance Committee.

Maria Richter

Review of the year

Examples of matters the Finance Committee considered during the year include:

•	long-term funding requirements, including the issuance of new hybrid bonds, the largest bond issue by us to date, and new maple bonds, one of which was the largest corporate maple transaction of its kind in Canadian history at the time;
•	setting and reviewing treasury policies;
•	treasury performance updates provided at each meeting;
•	UK and US tax updates;
•	activities of the Energy Procurement Risk Management Committee in the US;
•	foreign exchange policy;
•	underlying financial assumptions in the business plan;
•	pensions updates including funding of the Company’s pension deficits; and
•	insurance renewal strategy.

Safety, Environment and Health Committee

Philip Aiken

Committee chairman

At the end of July last year, I was appointed as chairman of the new Safety, Environment and Health (SEH) Committee which replaced the Risk & Responsibility Committee. The new committee focuses on these three areas in greater detail rather than looking at all non-financial risks and compliance matters as its predecessor did. It also monitors investigations into, and measures taken following, major incidents.

In terms of safety, we have looked at the trends in high potential incidents and how progress can be made in eliminating avoidable significant injuries. We have also followed progress with the new process safety management system, introduced to improve management of the major hazard assets across our businesses.

In relation to environmental matters, we have considered our strategy and approach to sustainability following the sustainability summit held in September 2012. In particular, we have looked at how to replicate successful projects and share learning.

We have continued to monitor the measures taken to promote the health and wellbeing of our employees. This included a focus on mental wellbeing with the ‘Elephant in the Room’ campaign, the introduction of fast track physiotherapy facilities and cardiovascular risk management programmes, encouraging employees to increase their physical activity.

Philip Aiken

Review of the year

Examples of matters the SEH Committee reviewed during the year include:

•	safety training session focusing on effective safety discussions and process safety;
•	lessons learnt and steps taken following the fatalities in the UK and US during 2011/12;
•	update on the UK safety strategy;
•	safety leadership initiatives implemented, such as senior employee safety days and unannounced safety visits;
•	in depth review of our approach to safety in the US, and how this compares with our peers;
•	climate change strategy, including performance against emissions targets and carbon budgets; and
•	environmental incidents such as the Paerdegat Basin spillage, see page 42.

66 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Nominations Committee

Sir Peter Gershon

Committee chairman

As the phased transition of the Board has progressed, we have continued to focus on the relevant skills, knowledge and experience required to create a balanced and effective Board. In selecting candidates for Non-executive Director appointments, we considered not only qualifications but independence, time commitment and how their personal attributes would complement and enhance the diversity already on the Board.

Most recently, Jonathan Dawson has joined the Board and he will take over as chairman of the Remuneration Committee when Ken Harvey steps down. Jonathan brings a wealth of corporate finance knowledge and significant plc board experience which we are confident will enable him to contribute effectively to our Board.

In the search for our new Audit Committee chairman to take over from George Rose, the balance between job experience and personal style was key, noting Mark Williamson’s previous role as an audit committee chairman, international expertise and sector experience together with his strong communication skills and personal motivation.

As reported last year, we welcomed Nora Mead Brownell to the Board. She has actively contributed to discussions, is willing to challenge during debates and brings to the table a wealth of US regulatory and utilities expertise which has proved invaluable.

Sir Peter Gershon

Review of the year

Examples of matters the Nominations Committee considered during the year include:

•	succession planning, identified the core capabilities of a chief executive to align with the Company’s future strategic ambitions;
•	recommendation to the Board of the change in Company Secretary and Non-executive Director appointments;
•	approval of board diversity policy, see opposite column for details; and
•	review of Board and committee evaluation process and results, see page 60 for more information.

Recruitment Processes

Non-executive Directors

The recruitment processes undertaken for the appointment of Nora, Mark and Jonathan were formal, rigorous and transparent. The Nominations Committee appointed an executive search consultancy, Spencer Stuart, JCA Group and Russell Reynolds Associates respectively, and the following process was undertaken:

•	a role profile was prepared against which potential candidates were considered;
•	from a long list of candidates, a shortlist of preferred candidates was selected;
•	Sir Peter Gershon and a minimum of two other members of the committee together with Steve Holliday interviewed the shortlisted candidates. Additionally, Andrew Bonfield met the shortlisted candidates for the future Audit Committee chairman position;
•	the committee considered the candidates against the objective criteria set out in each profile, with due regard to diversity;
•	a preferred candidate recommendation was made by the committee to the Board for consideration and approval; and
•	the Board agreed to the appointments as recommended.

Spencer Stuart, JCA Group and Russell Reynolds Associates only provide recruitment consultancy services to the Company.

Board diversity and the Davies Review

The board diversity policy reaffirms our aspiration to meet the target of 25% of Board positions to be held by women by 2015, as set out by Lord Davies and continues to support the engagement of executive search firms who have signed up to the Voluntary Code of Conduct on gender diversity and best practice.

The Nominations Committee is responsible for developing measurable objectives to support the implementation of the board diversity policy and for monitoring progress towards the achievement of these objectives.

We currently have 21.4% women on our Board, which will change to 25% on the departure of Ken and George, and 20% women on our Executive Committee. The Board expects the diversity of the executive and leadership population to improve by 2015. The number of women in management positions and throughout the organisation is set out on page 39 along with initiatives to develop women and promote diversity throughout our organisation.

Our executive and leadership population is regularly and rigorously assessed against achievement of individual objectives and key leadership qualities to help build a sustainable development and succession plan.

We have a programme of executive sponsorship and mentoring of high potential female and minority ethnic managers in order to ensure increased diversity throughout our leadership.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 67

Corporate Governance

Remuneration Report

Pay policy report 2012/13

Remuneration Committee

Ken Harvey Committee chairman

I am pleased to present the Remuneration Report for 2012/13. We have made no major changes to our remuneration policy during the year. However, you will find changes to the format of this year’s Remuneration Report where we have followed some of the key reporting principles from the draft regulations published by the Department for Business, Innovation & Skills (BIS). The format of the report is, therefore, a policy report detailing the remuneration policy (pages 68 to 79) and an implementation report (pages 80 to 90) which details the changes in the financial year, such as salary changes, Annual Performance Plan (APP) payments and vested Performance Share Plan (PSP) awards.

While we have adopted some of the BIS principles on a voluntary basis this year, some elements of the draft regulations (at the time of going to print) are subject to further amendment and therefore full adoption will be implemented in a future year’s report when the regulations become effective.

Examples of new areas of disclosure to be found in this report include: the single figure table (page 83), the Chief Executive’s total remuneration over the last five years (page 84) and the spend on Executive Director pay relative to key metrics (page 85).

Our policy of relating pay to the Company’s business priorities and its performance continues to be the strong principle underlying the Remuneration Committee’s consideration of executive remuneration. 2012/13 was a year of good financial and operational performance. This included strong earnings growth, the approval of a number of important regulatory arrangements in the UK and US, strong reliability performance and continued delivery of the significant investment programme that will drive our long-term shareholder value. However, the implementation of our enterprise resource planning system in the US did not proceed in the way envisaged. These things are taken into consideration when remuneration decisions are made.

Overall, we aim to ensure the Company continues to attract, motivate and retain high calibre individuals to deliver the highest possible performance for our shareholders and customers. We believe the mix of our remuneration package provides an appropriate and balanced opportunity for executives and their senior teams. Our incentive plans are reviewed annually to ensure they remain closely aligned with the Company’s strategic objectives and our shareholders’ interests, while continuing to motivate and engage the team leading the Company to achieve stretching targets.

The remuneration framework for Executive Directors remains relatively straightforward. Our incentive plans comprise of the APP with a compulsory share deferral element and the Long Term Performance Plan (LTPP). We have clawback provisions for both those plans in the event of financial misstatement. We have meaningful share ownership requirements for Executive Directors which are exceeded in all cases (except for Andrew Bonfield who is building up his shareholding), and the dilution levels from our share plans remain well below prescribed limits. We operate a mitigation policy in the event of early termination by the Company of an Executive Director’s employment.

Following the introduction of the new UK regulatory framework (RIIO – see pages 171 and 172 for further details), we have commenced a review to assess its implications for our remuneration strategy and, in particular, to examine whether the performance measures used in the incentive plans align with the optimum outcome for National Grid and all our stakeholders. This work will continue over the coming months and any changes will be presented to shareholders next year.

Ken Harvey

Remuneration Committee

The Remuneration Committee members are Ken Harvey, George Rose, Paul Golby, Nora Mead Brownell and Jonathan Dawson. Each of these Non-executive Directors served throughout the year, except Nora and Jonathan who joined the Board on 1 June 2012 and 4 March 2013 respectively. Stephen Pettit stepped down from the Board and the Committee on 30 July 2012.

The Global Human Resources Director and Global Head of Compensation & Benefits provide advice on remuneration policies and practices and are usually invited to attend meetings, along with the Chairman, Chief Executive and Group General Counsel & Company Secretary. No Director or other attendee is present during any discussion regarding his or her own remuneration.

As well as having regular meetings during the year, we have an annual review and strategy meeting where we review our remuneration practices and incentive plans to ensure they remain aligned to the Company’s strategic goals. We also take the opportunity to assess external trends and best practice, and undertake an in depth review of a particular remuneration element each year.

Alignment of the remuneration policy with the Company strategy

The Remuneration Committee aims to align the remuneration policy to our Company strategy and key business objectives. Therefore, the performance criteria in our incentive plans, both short- and long-term, are designed to underpin the Company vision and strategy.

When aligning the remuneration policy to our strategic objectives, the Committee aims to ensure the policy reflects our shareholders’, customers’ and regulators’ interests. In addition, the Committee ensures the policy adheres to our internal control, risk and compliance processes.

68 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Remuneration policy

The Remuneration Committee determines remuneration policy and practices with the aim of attracting, motivating and retaining high calibre Executive Directors and other senior employees to deliver value for shareholders, and high levels of customer service, safety and reliability in an efficient and responsible manner. The Remuneration Committee sets remuneration policies and practices in line with the Company’s strategy and best practice in the markets in which the Company operates. Remuneration policies continue to be framed around the following key principles:

Competitive package with cost management

Total rewards are set at levels that are competitive in the relevant market. For UK-based Executive Directors, the primary focus is placed on companies ranked (in terms of market capitalisation) 11-40 in the FTSE 100. This peer group is considered to be appropriate for a large, complex, international but predominately regulated business. For US-based Executive Directors, the primary focus is placed on US utility companies.

Sustainable growth

A significant proportion of the Executive Directors’ total reward should be performance based. Performance based incentives are earned through the achievement of demanding targets for short-term business and individual performance as well as long-term shareholder value creation.

Incentive plans, performance measures and targets are stretching and aligned as closely as possible with shareholders’ long-term interests.

Motivation and risk management	Remuneration structures should motivate employees to enhance the Company’s performance without encouraging them to take undue risks, whether financial or operational.

The Remuneration Committee is briefed on key remuneration policy changes affecting employees more generally in the Company and depending on the scope of that change its approval is sought. Having this wider insight into remuneration practices across the Company means the Remuneration Committee can take this information into consideration when making decisions about the Executive Directors’ remuneration.

The key elements of the remuneration package for Executive Directors are shown in the tables below:

Salary
Purpose and link to strategy

To attract, motivate and retain high calibre Executive Directors and other senior employees to deliver value for shareholders, and high levels of customer service, safety and reliability in an efficient and responsible manner.

Operation

Salaries are reviewed annually with changes effective from 1 June. Business and individual performance, skills, the scope of the role and the individual’s time in the role are taken into account when assessing salaries; as is market data for similar roles in the relevant comparator group (see details in the table above).

Opportunity

Salaries are targeted broadly at market median and any annual increases are aligned fully with salary increases applied to other employees across the Company.

Adjustments in excess of the above may be made where there is a significant change in responsibilities.

Performance metrics	None, other than day-to-day performance expectations in the role.

Changes in the year	See Implementation report on page 80.

Page	See page 80 and Table 1A on page 86, footnote (i).

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 69

Corporate Governance

Remuneration Report

Pay policy report 2012/13

Continued

Annual Performance Plan (APP) including Deferred Share Plan (DSP)
Purpose and link to strategy

To reward the achievement of annual financial and strategic business measures, and the delivery of individual objectives.

Deferred element encourages long-term shareholding and discourages excessive risk taking.

Operation	APP

The APP is designed to drive short-term performance against annual performance measures, variants of which are cascaded down the organisation to all employees in the plan to provide a line of sight for employees to connect day-to-day activities with our vision, strategy and key financial and service provision metrics.

For Executive Directors, 70% of the APP is based on performance against financial measures and 30% on individual objectives.

The chairman of the Audit Committee and a minimum of one member of the Safety, Environment and Health Committee are members of the Remuneration Committee and therefore they are able to provide input from those committees.

The Remuneration Committee retains the right, in exceptional circumstances, to reclaim any monies based on financial misstatement and/or the misconduct of an individual through means deemed appropriate to those specific circumstances.

Awards for UK-based Executive Directors are not pensionable but, in line with current US market practice, US-based Executive Directors’ awards are pensionable.

DSP

50% of any award under the APP is deferred compulsorily into shares and held for three years before release, subject to forfeiture on leaving in certain circumstances.

The Remuneration Committee may, at the time of release of the shares, use its discretion to pay a cash amount equivalent to the value of the dividends that would have accumulated on the deferred shares.

The deferred shares may be forfeited if the Executive Director ceases employment during the three year deferral period as a ‘bad leaver’, for example resignation.

The Remuneration Committee believes that requiring Executive Directors to invest a substantial amount of their APP award in National Grid shares increases the proportion of rewards linked to both short-term performance and longer term total shareholder return (TSR). This practice also ensures that Executive Directors share a significant level of risk with the Company’s shareholders and their interests are aligned.

Opportunity	Maximum of 150% of salary. Achievement of target performance results in payment of 40% of the maximum possible.

Performance metrics

The financial measures of Company performance in 2012/13 were adjusted EPS (see page 48 for further details) and consolidated cash flow.

The main divisional measures were operating profit, UK ROE and US ROE targets, with some employees having slightly different targets depending on their role and area of the business. For more details on return measures see page 07.

Individual objectives are defined in terms of target and stretch performance requirements, and change each year depending on strategic business priorities.

When setting financial targets and individual objectives, and when reviewing performance against them, the Remuneration Committee takes into account the long-term impact and any risks that could be associated with those targets and objectives.

As part of a balanced scorecard approach, the Remuneration Committee may use its discretion to reduce payments to take account of significant safety or service standard incidents, environmental, social and governance issues when determining payments to Executive Directors. Those principles may then be cascaded down the organisation to appropriate employee groups based on the specific circumstances.

Changes in the year	None.

Page	Details of performance under the APP for 2012/13 can be found in the Implementation report on page 81.

70 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Long Term Performance Plan (LTPP)
Purpose and link to strategy	The LTPP is designed to drive medium- to long-term performance, aligning key strategic objectives to shareholder interests. This plan replaced the Performance Share Plan (PSP).

Operation

Executive Directors and approximately 400 other senior employees who have significant influence over the Company’s ability to meet its strategic objectives may receive an award which vests subject to the achievement of performance conditions set by the Remuneration Committee at the date of grant.

Shares vest (over three or four years depending on the performance measure) conditional upon the satisfaction of the relevant performance criteria. TSR and EPS targets are measured over a three year performance period and ROE is measured over four years which more readily reflects the nature of that metric.

This will result in partial vesting after three years, subject to performance, and the remainder relating purely to ROE after four years.
25% of the shares awarded subject to each measure vest for threshold performance.
For performance between threshold and the upper target, the number of shares released is pro rated on a straight-line basis.

In order to align better the interests of participants with those of shareholders, the rules of the LTPP allow the Remuneration Committee to determine that dividends accrue on the shares comprised in the award. The dividends are released in shares when the award vests, if and to the extent the performance criteria are achieved.

See further details in the notes to this table below, including information on the PSP and the common policy elements of both plans.

Opportunity	The value of shares (ADSs for US-based Executive Directors and relevant employees) constituting an award (as a percentage of salary) varies by grade and seniority.
The maximum award level for Executive Directors is 200% of salary (225% of salary for the Chief Executive, to further emphasise longer term performance related pay in his package).
The provisions in the LTPP rules allow awards up to a maximum value of 250% of salary to provide a degree of flexibility for the future.

Performance metrics	The same performance measures are cascaded to all participants in the LTPP.
The performance measures are defined on page 72 and are calculated by reference to:
• the annualised growth of the Company’s adjusted EPS (50% of the award);
• the Company’s TSR performance when compared with the FTSE 100 at the date of grant (25% of the award); and
• ROE, measuring performance against allowed regulatory returns established through price control reviews in the UK and rate case settlements in the US (25% of the award).

It is believed the level of challenge for the ROE performance ranges in the UK and US are broadly similar, to provide stretch in both cases while at the same time being motivational for participants. The performance ranges reflect the different impacts of regulated incentives in the UK and US.

Changes in the year	None.

Page	Details of the awards vested and granted during 2012/13 can be found in the Implementation report on pages 82, 88 and 89.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 71

Corporate Governance

Remuneration Report

Pay policy report 2012/13

Continued

Additional notes to the LTPP and PSP

LTPP

Details regarding the LTPP performance measures and vesting requirements are provided in the table below:

Performance measure	Definitions and measurement	Vesting requirements

EPS

The EPS measure is calculated by reference to annualised growth in adjusted EPS (on a continuing basis and excluding exceptional items, remeasurements and stranded costs) over a three year performance period. See page 48 for further details.

Threshold performance – 25% of the shares subject to this measure will vest where EPS growth exceeds RPI growth by 3 percentage points.

Upper target performance – 100% of the shares subject to this measure will vest where EPS growth exceeds RPI growth by 8 percentage points.

TSR

In calculating TSR (on an annualised compound basis) it is assumed that all dividends are reinvested. No shares will be released under the TSR part of the award if the Company’s TSR over the three year performance period, when ranked against that of the FTSE 100 comparator group, falls below the median.

Threshold performance – 25% of the shares subject to this measure will vest for TSR at median.

Upper target performance – 100% of the shares subject to this measure will vest where National Grid’s TSR performance is 7.5 percentage points above that of the median company in the FTSE 100.

ROE

The ROE measure is derived from the returns on page 07. In the UK, this is based on the UK Transmission and UK Gas Distribution ROEs. For the US, it is based on US regulated returns by jurisdiction. There is a four year performance period. The Chief Executive and Finance Director are targeted on both the UK and US ROEs. For the UK- and US-based operational Directors, they are targeted on their respective UK or US ROEs.

Threshold performance – 25% of the shares subject to this measure will vest where the allowed regulatory returns in the UK are achieved and 1 percentage point below the allowed regulatory returns in the US.

Upper target performance – 100% of the shares subject to this measure will vest for out-performance of regulatory returns by 2 percentage points in the UK and 1 percentage point in the US.

PSP (the predecessor to the LTPP) operated for awards between 2003 and 2010 inclusive

•	The general operation of the PSP is similar to that detailed above under the LTPP, as is the population who participate in the plan.
•	The value of shares (ADSs for US-based Executive Directors and relevant employees) constituting an award (as a percentage of salary) varied by grade and seniority subject to a maximum, for all Executive Directors, of 200% of salary. The provisions in the PSP rules allowed awards up to a maximum value of 250% of salary, although no awards were made above 200%.
•	Shares vest after three years, conditional upon the satisfaction of the relevant performance criteria. Vested shares must then be held for a further period (the retention period) after which they are released to the participant on the fourth anniversary of the date of grant. During the retention period, the Remuneration Committee has discretion to pay an amount, in cash or shares, equivalent to the dividend which would have been paid on the vested shares.
•	Awards vest based on the Company’s TSR performance when compared with the FTSE 100 at the date of grant (50% of the award) and the annualised growth of the Company’s EPS (50% of the award). The same performance criteria are cascaded to all participants in the plan.

Details regarding the PSP performance measures and vesting requirements are provided in the table below:

Performance measure	Definitions and measurement	Vesting requirements

EPS

The EPS measure is calculated by reference to annualised growth in adjusted EPS (on a continuing basis and excluding exceptional items, remeasurements and stranded costs) over a three year performance period. See page 48 for further details.

Threshold performance – 30% of the shares subject to this measure will vest where EPS growth exceeds RPI growth by 3 percentage points.

Upper target performance – 100% of the shares subject to this measure will vest where EPS growth exceeds RPI growth by 8 percentage points.

TSR

In calculating TSR (on an annualised compound basis) it is assumed that all dividends are reinvested. No shares will be released under the TSR part of the award if the Company’s TSR over the three year performance period, when ranked against that of the FTSE 100 comparator group, falls below the median.

Threshold performance – 30% of the shares subject to this measure will vest for TSR at median.

Upper target performance – 100% of the shares subject to this measure will vest where National Grid’s TSR performance is 7.5 percentage points above that of the median company in the FTSE 100.

72 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Common policy elements of the LTPP and PSP

•	The Remuneration Committee believes the measures offer a balance between meeting the needs of shareholders (by measuring TSR performance against other large UK companies) and providing a measure of performance (EPS growth and including ROE for the LTPP) over which the Executive Directors have direct influence. All these measures are key financial performance indicators for the Company, our shareholders and/or our regulators.
•	No re-testing of performance is permitted for the awards that do not vest after the performance periods and any such awards lapse.
•	If the Remuneration Committee considers, in its absolute discretion, the underlying financial performance of the Company does not justify the vesting of awards, even if some or all the performance measures are satisfied in whole or in part, it can declare that some or all the award lapses.
•	In addition, the Remuneration Committee retains the right, in exceptional circumstances, to reclaim any monies based on financial misstatement and/or the misconduct of an individual through means deemed appropriate to those specific circumstances.
•	Under the terms of the LTPP and PSP, the Remuneration Committee may allow shares to vest early to departing participants, including Executive Directors, to the extent the performance conditions have been met, in which event the number of shares that vest will be pro rated to reflect the proportion of the performance period that has elapsed at the date of departure.

Benefits

Purpose and link to strategy

To attract, motivate and retain high calibre Executive Directors and other senior employees to deliver value for shareholders and high levels of customer service, safety and reliability in an efficient and responsible manner.

Operation	The Company provides competitive benefits to Executive Directors. Business expenses incurred are reimbursed in such a way as to give rise to no benefit to the Executive Director.
Flexible benefits plan
Additional benefits may be purchased under the flexible benefits plan in which UK-based Executive Directors, along with all other UK employees, have been given the opportunity to participate. The plan operates by way of salary sacrifice, that is, the participants’ salaries are reduced by the monetary value used to purchase benefits under the plan.
Similar plans are offered to US-based employees. However, they are not salary sacrifice plans and therefore do not affect salary values. Tom King was a participant in such a plan during the year.

Opportunity	Benefits include a fully expensed car or a cash alternative in lieu of a car, use of a driver when required, private medical insurance and life assurance.

Many of the flexible benefits are linked to purchasing additional healthcare and insurance products for employees and their families. Andrew Bonfield participates in this plan and the impact on his salary is shown in Table 1A on page 86.

Performance metrics	None.

Changes in the year	None.

Page	See page 86.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 73

Corporate Governance

Remuneration Report

Pay policy report 2012/13

Continued

All-employee Share Plans

Purpose and link to strategy

The all-employee share plans allow UK or US-based employees to participate in either HM Revenue & Customs (UK) or Internal Revenue Service (US) approved plans. We believe by offering participation in such plans, it encourages all employees (including Executive Directors) to become shareholders in National Grid.

Operation	Sharesave:
Employees resident in the UK are eligible to participate in the Sharesave plan. Under this plan, participants may contribute between £5 and £250 in total each month, for a fixed period of three years, five years or both. Contributions are taken from net salary.
SIP:
Employees resident in the UK are eligible to participate in the SIP. Contributions up to £125 are deducted from participants’ gross salary and used to purchase ordinary shares in National Grid each month. The shares are placed in trust.
US Incentive Thrift Plans:
Employees of National Grid’s US companies are eligible to participate in the Thrift Plans, which are tax-advantaged savings plans (commonly referred to as 401(k) plans). They are defined contribution pension plans that give participants the opportunity to invest up to applicable federal salary limits. The federal limits for calendar year 2012 are: for pre-tax contributions a maximum of 50% of salary limited to $17,000 for those under the age of 50 and $22,500 for those over 50; for post-tax contributions, up to 15% of salary limited to the lesser of 100% of compensation or $50,000. For calendar year 2013, participants may invest up to the applicable federal salary limits ie for pre-tax contributions a maximum of 50% of salary limited to $17,500 for those under the age of 50 and $23,000 for those over 50; for post-tax contributions up to 15% of salary limited to the lesser of 100% of compensation or $51,000.
ESPP:

Employees of National Grid’s US companies are eligible to participate in the ESPP (commonly referred to as a 423(b) plan). Eligible employees have the opportunity to purchase ADSs on a monthly basis at a 15% discounted price. Under the plan employees may contribute up to 20% of base pay each year up to a maximum annual contribution of $18,888 to purchase ADSs in National Grid.

Opportunity	Sharesave:

At the end of the savings period, contributions can be used to purchase ordinary shares in National Grid at a discount capped at 20% of the market price set at the launch of each savings period.

SIP:

If the shares are left in trust for at least five years, they can be removed free of UK income tax and National Insurance Contributions.

US Incentive Thrift Plans:

Employees may invest their own and Company contributions in National Grid shares or various mutual fund options. The Company matches 50% of the first 8% of salary contributed.

ESPP:

Any ADSs purchased through the ESPP may be sold at any time, however, there are tax advantages for ADSs held for at least two years from the offer date.

Performance metrics	None for any of the all-employee share plans.

Changes in the year	None for any of the all-employee share plans.

Page	See pages 87 and 90 for details of participation by the Executive Directors.

74 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Share Ownership Guidelines
Purpose and link to strategy

The Remuneration Committee believes the requirement to build up and maintain shareholding ensures that Executive Directors share a significant level of risk with the Company’s shareholders and their interests are aligned.

Operation

The Chief Executive is required to build up and retain a shareholding representing at least 200% of annual salary. For other Executive Directors the requirement is 125% of salary. This will be achieved by retaining at least 50% of the after-tax gain on any options exercised or shares received through the long-term incentive or all-employee share plans and will include any shares held beneficially.

In addition, senior managers in the Company are encouraged to build up and retain a shareholding representing at least 100% of annual salary.

Opportunity	N/A.

Performance metrics	None.

Changes in the year	None.

Page	See the shareholding table on page 82.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 75

Corporate Governance

Remuneration Report

Pay policy report 2012/13

Continued

Pension
Purpose and link to strategy

To reward sustained contribution, and assist attraction and retention. The National Grid Electricity Group of the Electricity Supply Pension Scheme (NGEG of ESPS) is a defined benefit scheme which provides legacy benefits which were available to all employees at the time Steve Holliday and Nick Winser joined the Company. The scheme along with the National Grid UK Pension Scheme – defined benefit section (NGUKPS-DB) is now closed to new members and new employees are offered membership of the NGUKPS defined contribution section (NGUKPS-DC).

Operation

Steve Holliday and Nick Winser are provided with final salary pension benefits. Within the NGEG of ESPS the pensionable salary is normally the base salary in the 12 months prior to leaving the Company, however, the rules allow for indexed prior salaries to be used. Both Executive Directors participate in Flexible Pension Savings (FPS), a salary sacrifice arrangement available to all members of the Company’s UK pension schemes.

Steve Holliday and Nick Winser have elected to participate in the unfunded scheme in respect of any benefits in excess of the Lifetime Allowance or their Personal Lifetime Allowance. An appropriate provision in respect of the unfunded scheme has been made in the Company’s balance sheet. Alternatively, these Executive Directors are able to cease accrual in the pension schemes and take a 30% cash allowance in lieu of pension if they so wish. This option is offered to current senior employees in the Company, except the cash allowance varies depending upon organisational grade.

Andrew Bonfield is a member of the NGUKPS-DC. He has chosen to participate in FPS.

The benefits offered to Andrew Bonfield are in line with those offered to current senior employees in the Company, except the total value of the Company contribution and cash allowance varies depending upon organisational grade.

Following the changes to pensions tax relief introduced from April 2011, the Company reviewed the pension benefits offered to members. The Company agreed that senior employees most likely to be affected by the legislative changes will be offered more flexibility to take cash in lieu of Company contributions. The total level of benefits offered in the form of cash and/or pension contributions will not change. The Company continues to honour existing unfunded promises, however, no new unfunded promises have been granted since April 2006.

Tom King participates in a qualified pension plan and an executive supplemental retirement plan provided by National Grid’s US companies. These plans are non-contributory defined benefit arrangements. The qualified plan is directly funded, while the executive supplemental retirement plan is indirectly funded through a ‘rabbi trust’.

US benefits are calculated using a formula based on years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, APP awards and incentive share awards (DSP), but not share options or LTPP/PSP awards.

Opportunity

For UK-based Executive Directors, the final salary pension schemes are designed to provide a pension of one thirtieth of final salary at age 60 for each year of service subject to a maximum of two thirds of final salary, including any pension rights earned in previous employment. Life assurance provision of four times pensionable salary and a spouse’s pension equal to two thirds of the Executive Director’s pension are provided on death.

Under the DC arrangement, if the Executive Director chooses to pay the maximum standard contribution of 5% of salary, the Company will typically pay a pension contribution of 30%. Alternatively, the Company will pay a non-pensionable cash allowance to ensure the total value of the Company contribution (not including contributions paid via FPS) and the cash allowance is equal to 30% of base salary. The latter option was chosen by Andrew Bonfield. Life assurance provision of four times pensionable salary and a spouse’s pension equal to one third of the Executive Director’s base salary are provided on death.

The normal retirement age for the US-based Executive Director under the qualified pension plan is 65. The executive supplemental retirement plan provides unreduced pension benefits from age 55. On the death of the Executive Director, the plans also provide for a spouse’s pension of at least 50% of that accrued by the Executive Director. Benefits under these arrangements do not increase once in payment.

Performance metrics	None.

Changes in the year	None.

Page	See pages 83 and 87.

76 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Performance elements in the Executive Directors’ remuneration package

Illustrated below is the current remuneration package for the Chief Executive and other Executive Directors (excluding pensions, all-employee share plans and non-cash benefits) for assuming ‘on target’ performance and ‘maximum stretch’ performance for the incentive plans (APP and LTPP).

The assumptions for ‘at threshold’ are based on 6.66% of maximum (10% of salary) for the APP and 25% of maximum (50% of salary) for LTPP awards. For the Chief Executive, due to the higher LTPP award level, the ‘at threshold’ assumption is 56.25% of salary.

The assumptions used for target performance are based on 40% of maximum (60% of salary) for the APP and 50% of maximum (100% of salary) for LTPP awards. For the Chief Executive, due to the higher LTPP award level, the target assumption is 112.5% of salary.

Executive Directors’ remuneration package (key elements expressed as a percentage of the package)

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 77

Corporate Governance

Remuneration Report

Pay policy report 2012/13

Continued

Executive Directors’ service contracts, external appointments and retention of fees policy, termination and mitigation
Purpose and link to strategy

In its consideration of these matters the Remuneration Committee takes into account the Companies Act 2006, the UK Listing Authority’s Listing Rules, the UK Corporate Governance Code and other requirements of legislation, regulation and good governance.

Operation

Service contracts for all Executive Directors provide for one year’s notice by either party, which aligns to best practice. Participation in our incentive and pension plans is governed by the policy for those plans (as detailed in the policy tables on pages 70 to 76) and the respective plan rules. Participation in incentive plans is totally at the discretion of the Remuneration Committee and is not a contractual right.

With respect to external appointments, with the approval of the Board, Executive Directors may normally accept one external appointment as a non-executive director of another company and retain any fees received for the appointment.

Opportunity	In the event of early termination by the Company of an Executive Director’s employment, contractual base salary only reflecting the notice period would normally be payable.

The Remuneration Committee operates a policy of mitigation in these circumstances with any payments being made on a monthly basis. The departing Executive Director would generally be expected to mitigate any losses where employment is taken up during the notice period, however, this policy remains subject to the Remuneration Committee’s discretion, based on the circumstances of the termination.

On cessation of employment, outstanding awards under the share plans will be treated in accordance with the relevant plan rules approved by shareholders. Generally, ‘good leaver’ provisions apply for retirement, redundancy, disability and ill health purposes where awards will be released to the departing Executive Director. For PSP and LTPP, awards are released subject to performance at the time of leaving and time pro ration based on the number of completed months that have elapsed during the performance period, from the date of award to the termination date.

In the case of resignation, shares generally lapse under the share incentive plans, including those awarded under the DSP.

At the absolute discretion of the Remuneration Committee, a departing Executive Director may receive a pro rated APP payment based on the number of months that have elapsed during the performance period at the time of leaving. Any such payment is subject to performance achieved against the financial measures and individual performance objectives for that year.

Performance metrics	None other than those detailed immediately above.

Changes in the year	None.

Page

For service contract dates, please see the table immediately below. In addition, details of those Executive Directors who served as non-executive directors in other companies during the year ended 31 March 2013 can be found in the Implementation report on page 84.

Executive Directors	Date of contract	Notice period

Steve Holliday	1 April 2006	12 months
Andrew Bonfield	1 November 2010	12 months
Nick Winser	28 April 2003	12 months
Tom King	11 July 2007	12 months

78 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Non-executive Directors’ fees and letters of appointment
Purpose and link to strategy	To remunerate Non-executive Directors, as Board members, to deliver value for shareholders and high levels of customer service, safety and reliability in an efficient and responsible manner.

Operation	Non-executive Directors’ remuneration comprises a basic fee, a Committee membership fee per membership and for those who are chairmen of committees, an additional fee.
Non-executive Directors do not participate in the APP or LTPP, nor do they receive any pension benefits from the Company.

The Chairman is covered by the Company’s personal accident and private medical insurance schemes. In addition, he may have a fully expensed car or cash in lieu of a car (with the use of a driver when required).

The Chairman’s letter of appointment provides for a period of six months’ notice by either party to give the Company reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment. For all Non-executive Directors, including the Chairman, their initial appointment and any subsequent reappointment is subject to election by shareholders. The letters of appointment do not contain provision for termination payments.

Opportunity	The Chairman receives a single fee for undertaking all his duties.
For Non-executive Directors the fees include: a basic fee; committee membership fees; a fee for those who chair a committee and a fee for the role of the Senior Independent Director.

Performance metrics	None.

Changes in the year	None.

Page	For dates of appointment to the Board and dates of next election, please see the table immediately below.

Non-executive Directors	Date of appointment to the Board	Date of next election

Sir Peter Gershon	1 August 2011	2013 AGM
Ken Harvey (i)	21 October 2002	–
Philip Aiken	15 May 2008	2013 AGM
Nora Mead Brownell	1 June 2012	2013 AGM
Jonathan Dawson	4 March 2013	2013 AGM
Paul Golby	1 February 2012	2013 AGM
Ruth Kelly	1 October 2011	2013 AGM
Maria Richter	1 October 2003	2013 AGM
George Rose (i)	21 October 2002	–
Mark Williamson	3 September 2012	2013 AGM
Linda Adamany (ii)	1 November 2006	–
Stephen Pettit (iii)	21 October 2002	–

(i)	Ken Harvey and George Rose will step down from the Board at the close of the 2013 AGM.
(ii)	Linda Adamany stepped down from the Board on 31 October 2012.
(iii)	Stephen Pettit stepped down from the Board on 30 July 2012.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 79

Corporate Governance

Remuneration Report

Implementation report 2012/13

Review of the year

During the year, the following regular agenda items have been discussed:

•	review and approval of salary increases for Executive Directors and direct reports to the Chief Executive including the salary budget for all non unionised employees in the Company;
•	approval of the Remuneration Report and analysis of associated AGM voting levels;
•	review of achievement for financial measures and individual objectives under the outgoing year’s APP;
•	approval of the forthcoming year’s APP financial measures and individual objectives;
•	review and approval of awards made under the LTPP;
•	review of all share plan performance measures including the annual vesting of the PSP awards;
•	review of Executive Director and senior management shareholding guidelines including achievement against them;
•	review of risk matters in incentive plans;
•	review of dilution levels; and
•	review of the code of conduct for the independent remuneration advisors to the Remuneration Committee.

Annual review and strategy meeting (to ensure remuneration practices are reviewed and align to Company strategy)

•	consideration of current guidelines by advisory bodies and institutional investors regarding executive remuneration, including a detailed review of the draft BIS regulations;
•	review of the Remuneration Report disclosures and voluntary early adoption of some of the key areas under the draft BIS regulations;
•	review of external market data for all areas of remuneration including performance measures used in incentive plans and plan design; and
•	discussion regarding performance measures for the APP and LTPP under RIIO.

Additional items during the year

•	pension/retirement plan strategy discussion; and
•	consideration of responses for BIS consultations.

The Board has accepted all the recommendations made by the Remuneration Committee during the year.

The Remuneration Committee has authority to obtain the advice of external independent remuneration consultants. It is solely responsible for their appointment, retention and termination together with approval of the basis of their fees and other terms. Remuneration Committee advisors are chosen following a robust tender process.

In the year to 31 March 2013, the following advisors provided services to the Remuneration Committee:

•	Towers Watson, independent remuneration advisors. Separate teams in the firm provide general remuneration, pension and benefits advice to the Company. In this respect, the Remuneration Committee is satisfied that any potential conflicts are appropriately managed. Towers Watson is a member of the Remuneration Consultants’ Group and the Remuneration Committee has carefully reviewed their voluntary code of conduct in relation to executive consulting in the UK;
•	Alithos Limited, provision of TSR calculations for the PSP and LTPP;
•	Linklaters LLP, advice relating to Directors’ service contracts as well as providing other legal advice to the Company; and
•	KPMG LLP, advice relating to pension taxation legislation.

Salary

June 2012

Salary increases for Executive Directors during the reporting year (ie effective from 1 June 2012) were on average 2.74% and were reported in the previous year’s Remuneration Report. Those increases were consistent with a salary increase budget of 3% for employees generally across the business, UK and US.

June 2013

The Company is at the beginning of a number of important regulatory arrangements in both the UK and US, in particular the new RIIO framework. In recognition of the significant changes being implemented across the business, the Executive Directors will not receive salary increases in June 2013. The next review will, therefore, be in June 2014.

80 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

APP performance for 2012/13

The following table details the financial targets for 2012/13 and performance achieved against them as well as examples of performance against individual objectives:

			Steve Holliday & Andrew Bonfield	Nick Winser	Tom King

Financial measures for 2012/13			Adjusted EPS	Adjusted EPS	Adjusted EPS

¿	Between target and stretch	Performance achieved	¿	¿	¿

¿ ¿	Between threshold and target Below threshold		Consolidated cash flow	Consolidated cash flow	Consolidated cash flow

		Performance achieved	¿	¿	¿

			UK ROE	UK adjusted operating profit	US operating profit (US GAAP basis)

		Performance achieved	¿	¿	¿

			US ROE	UK ROE	US cash flow

		Performance achieved	¿	¿	¿

			N/A	N/A	US ROE

		Performance achieved	N/A	N/A

Examples of performance against individual objectives for 2012/13

Steve Holliday has spearheaded an increased focus on safety (eg to reduce our lost time injury frequency rate and the Take Care campaign, see page 36 for more details) and the development and articulation of our new dividend policy. In addition, Steve has been instrumental in setting the strategy and direction for our submissions to RIIO and our US rate case negotiations. Steve continues to be influential in a number of important areas that have an impact on both the Company and the UK economy generally including the engineering skills gap, building a long-term energy infrastructure, and the improvement of youth employment through promoting apprenticeships, tackling the numeracy challenge and providing more meaningful work experience placements.

Andrew Bonfield has developed a long-term financing strategy to enable the Company to fund its capital expenditure programme which included the issue of hybrid bonds at attractive interest rates. In addition, Andrew has introduced new business planning and budget processes, and has designed new performance metrics aligned to RIIO and other key initiatives which will be used for internal management reporting from 2013/14. Andrew has continued to focus on ensuring the Company continues to communicate effectively with the debt and equity markets.

Nick Winser has led the Company’s response to the UK regulatory process to ensure a sustainable outcome for all parties, and the development of the draft Electricity Market Reform (EMR) Bill, working closely with Government Ministers and other stakeholders. In addition, Nick has been focused on the implementation of the UK operating model change programme, which along with organisational structure changes, has included culture change initiatives, education and training to equip the UK business for the introduction of RIIO.

Tom King has delivered the next phase of an end-to-end operational process enhancement programme, which has focused on a number of processes including meter to cash and emergency response this year. Tom also led the Company’s response to the severe storms affecting our service territories during the period, working closely with the communities affected and the regulators in those jurisdictions. In addition, Tom has led the US business through multiple regulatory filings, resulting in sustainable outcomes for all three major rate case negotiations during 2012/13.

While assessing performance against individual objectives, the Remuneration Committee takes into account broader business performance, which this year included the issues surrounding the implementation of our enterprise resource planning system in the US, see page 38 for further details.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 81

Corporate Governance

Remuneration Report

Implementation report 2012/13

Continued

2012/13 APP awards as a percentage of salary

Executive Directors	%

Steve Holliday	85
Andrew Bonfield	96
Nick Winser	92
Tom King	72

Vested 2009 PSP award

The upper target for the EPS performance criteria was met partially (50.3% of the shares subject to that performance measure vested) but threshold performance against the TSR element of the award was not achieved resulting in shares subject to that measure lapsing. This resulted in vesting at 25.15% of the award. The shares then entered the retention period. The Remuneration Committee agreed to pay a cash amount equivalent in value to the net dividends (after taxes, commissions and any other charges) that would be paid during the retention period in respect of the shares comprised in the vested award. These payments were made in August 2012 and February 2013, to align broadly with dividend payments to our shareholders (see Table 4 on page 89, footnote (ii)).

Vesting history of the PSP

The following table details the vesting of the PSP over the years it has been in operation, shown as a percentage of the award.

2003 award (vested 2006)	2004 award (vested 2007)	2005 award (vested 2008)	2006 award (vested 2009)	2007 award (vested 2010)	2008 award (vested 2011)	2009 award (vested 2012)	Vesting average

0%	0%	100%	100%	65.15%	49.5%	25.15%	48.54%

Note: All awards subject to a retention period before release.

Shareholding for Executive Directors

Each of the Executive Directors has surpassed the respective share ownership guideline (except for Andrew Bonfield who is more recently appointed).

Executive Directors	Ordinary shares at 31 March 2013	% of salary held in ordinary shares (i)(ii)	Shares in Trust at 31 March 2013 (iii)(iv)	% of salary held in shares in Trust (i)(ii)	Total ordinary shares and shares in Trust at 31 March 2013 (iii)(iv)	% of salary held in ordinary shares and shares in Trust (i)(ii)	Shares subject to performance conditions (v)	% of salary for shares subject to performance conditions (i)(ii)

Steve Holliday	630,476	484	439,792	338	1,070,268	822	1,083,070	832
Andrew Bonfield	505	0.54	84,334	91	84,839	92	679,022	733
Nick Winser	295,775	417	201,579	284	497,354	701	534,754	753
Tom King (vi)	274,010	285	288,640	301	562,650	586	739,575	771

(i)	The salary used for calculating the value of shareholding is the salary earned in the year (see Table 1A on page 86).
(ii)	The share price used for calculating the value of shareholding is 765p, which was the closing share price on 28 March 2013 (the last trading day in March 2013).
(iii)	Shares held in Trust include vested but unexercised options for the Share Matching Plan (where applicable, see Table 3 on page 87), shares awarded under the DSP and vested shares under the PSP (see Table 4 on pages 88 and 89). Unvested shares in the PSP and LTPP, and unexercised options held under Sharesave are not included.
(iv)	Shares in Trust are shown on a gross basis, ie before deductions for income tax and other withholdings.
(v)	Shares subject to performance conditions which may or may not vest. These shares have not been included in the earlier columns.
(vi)	Shares converted from ADSs where each ADS represents five ordinary shares.

Share dilution through the operation of share-based incentive plans

Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive share-based incentives will not exceed 5% in any 10 year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10 year period. The Remuneration Committee reviews dilution against these limits regularly and under these limits the Company currently has headroom of 4.07% and 7.75% respectively.

82 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Single figure calculation based on the draft BIS regulations. For further details, please see pages 86 to 89

	2012/13 (£000s) (i)

Steve Holliday
Base Pay	996
APP	846	(ii)
Benefits in Kind (cash and non-cash)	31
2009 PSP vesting value including cash payments in lieu of dividends	714	(iii)
Pension	812	(iv)

Total	3,399

Andrew Bonfield
Base Pay	709
APP	677	(ii)
Benefits in Kind (cash and non-cash)	54
2009 PSP vesting value including cash payments in lieu of dividends	–
Pension	213	(v)

Total	1,653

Nick Winser
Base Pay	543
APP	500	(ii)
Benefits in Kind (cash and non-cash)	11
2009 PSP vesting value including cash payments in lieu of dividends	357	(iii)
Pension	336	(iv)

Total	1,747

Tom King
Base Pay	734
APP	526	(ii)
Benefits in Kind (cash and non-cash)	24
2009 PSP vesting value including cash payments in lieu of dividends	494	(iii)
Pension	980	(vi)

Total	2,758

(i)	For Tom King the exchange rate averaged over the year 1 April 2012 to 31 March 2013 to convert dollars to UK pounds sterling is $1.57:£1.
(ii)	The APP value reflects the full award before the deferral into shares on a compulsory basis.
(iii)	During the year, the 2009 PSP award vested and entered a retention period, to be released in June 2013. The value shown uses the closing share price on the date of vesting (2 July 2012) ie 681p.
(iv)	The pension value represents the additional benefit earned in the year (excluding inflation as measured by the consumer price index (CPI)) multiplied by a factor of 20.
(v)	Andrew Bonfield is a member of the DC section of NGUKPS. The pension value represents 30% of salary via a combination of a cash allowance in lieu of pension contributions (£184,385) and Company pension contributions (£28,367).
(vi)	The pension value represents the additional benefit earned in the year (excluding inflation) multiplied by a factor of 20.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 83

Corporate Governance

Remuneration Report

Implementation report 2012/13

Continued

External appointments and retention of fees

In line with our policy, the table below details the Executive Directors who served as non-executive directors in other companies during the year ended 31 March 2013.

Executive Directors	Company	Retained fees (£)

Steve Holliday	Marks and Spencer Group plc	85,000
Andrew Bonfield	Kingfisher plc	80,000
Nick Winser	Kier Group plc	44,000

Chief Executive’s total remuneration for the period 2008/09 to 2012/13

The following table provides details of the Chief Executive’s total remuneration for the period 2008/09 to 2012/13, using the same methodology as that used for the single figure calculation.

	2008/09	2009/10	2010/11	2011/12	2012/13

Chief Executive’s total remuneration (£000s) (i)	3,624	3,982	3,805	3,604	3,399
APP awards as a percentage of maximum potential (%)	92	95.33	81.33	68.67	56.65
PSP awards vested as a percentage of maximum potential (%)	100	100	65.15	49.5	25.15

(i)	The values are based on the methodology used for the single figure calculation (see page 83 for further details) and therefore include salary, APP, Benefits in Kind, vested PSP awards and pension benefits earned each year.

Total shareholder return performance graph

The graph below represents the comparative TSR performance of the Company from 31 March 2008 to 31 March 2013.

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

84 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Relative importance of spend on pay

The following table sets out the amount of Executive Directors’ total remuneration (using the single figure methodology used on page 83) in 2012/13, compared with other key metrics.

Key metric	£m

Market capitalisation as at 31 March 2013	28,040
Dividends (interim and final for year ended 31 March 2013)	1,494
Revenue	14,359
Adjusted operating profit	3,644
Cash flow generated from operations	4,037
Capital investment (including joint ventures)	3,700
Executive Directors’ total remuneration	10

Non-executive Directors’ fees

In 2012/13 the basic fee for UK-based, Non-executive Directors was £60,000 pa and for those who are US-based, £72,000 pa. The committee membership fee was £8,000 pa per membership and for those who are chairman of a committee, an additional fee of £12,500 pa was paid. The Audit Committee chairman received a fee of £15,000 pa to recognise the additional responsibilities commensurate with that role and the Senior Independent Director received a fee of £20,000 pa.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 85

Corporate Governance

Remuneration Report

Implementation report 2012/13

Continued

Remuneration during the year ended 31 March 2013

Sections 1, 2, 3, 4 and 6 comprise the ‘auditable’ part of the Remuneration Report, being the information required by Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

1. Directors’ emoluments

The following tables set out the pre-tax emoluments for the years ended 31 March 2013 and 2012, including APP awards but excluding pensions, for individual Directors who held office in National Grid during the year ended 31 March 2013.

Table 1A		Year ended 31 March 2013				Year ended 31 March 2012

Executive Directors	Salary (i) £000s	APP £000s	Benefits in Kind (ii) (cash) £000s	Benefits in Kind (ii) (non-cash) £000s	Total £000s	Total £000s

Steve Holliday	996	846	12	19	1,873	2,001
Andrew Bonfield (iii)	709	677	234	5	1,625	1,653
Nick Winser	543	500	–	11	1,054	1,057
Tom King (iv)	734	526	5	19	1,284	1,449

Total	2,982	2,549	251	54	5,836	6,160

(i)	For the reasons provided on page 80, the Executive Directors will not receive salary increases in June 2013, the next review will be in June 2014. As reported in last year’s Remuneration Report, salaries effective from 1 June 2012 were: Steve Holliday £1,000,000; Andrew Bonfield £712,000; Nick Winser £546,000; and Tom King £724,203.
(ii)	Benefits in Kind comprise benefits such as private medical insurance, life assurance, either a fully expensed car or cash in lieu of a car and the use of a driver when required. In the case of Andrew Bonfield, a cash allowance in lieu of additional Company pension contributions is included (see Table 2 on page 87 for further details).
(iii)	Andrew Bonfield participates in FPS which operates by way of salary sacrifice, therefore, his salary is reduced by the value of the benefits he has elected under the Plan. The value of these benefits is included in the Benefits in Kind (non-cash) figure. The value is £442.
(iv)	For Tom King the exchange rate averaged over the year 1 April 2012 to 31 March 2013 to convert dollars to UK pounds sterling is $1.57: £1.

Table 1B	Year ended 31 March 2013			Year ended 31 March 2012

Non-executive Directors	Fees £000s	Other emoluments £000s	Total £000s	Total £000s

Sir Peter Gershon (i)	475	17	492	228
Ken Harvey (ii)	108	–	108	104
Philip Aiken	84	–	84	76
Nora Mead Brownell (iii)	73	–	73	–
Jonathan Dawson (iv)	6	–	6	–
Paul Golby (v)	76	–	76	13
Ruth Kelly (v)	76	–	76	38
Maria Richter	101	–	101	101
George Rose (ii)	91	–	91	91
Mark Williamson (vi)	44	–	44	–
Linda Adamany (vii)	51	–	51	88
Stephen Pettit (viii)	32	–	32	97

Total	1,217	17	1,234	836

(i)	Sir Peter Gershon’s other emoluments comprise medical insurance, cash in lieu of a car and the use of a driver when required. The figure shown for the year ended 31 March 2012 represents a partial year. Sir Peter Gershon joined the Board on 1 August 2011 as Deputy Chairman and became Chairman on 1 January 2012.
(ii)	Ken Harvey and George Rose will step down from the Board at the close of the 2013 AGM.
(iii)	Nora Mead Brownell joined the Board on 1 June 2012.
(iv)	Jonathan Dawson joined the Board on 4 March 2013.
(v)	The figures shown for the year ended 31 March 2012 represent partial years. Paul Golby joined the Board on 1 February 2012 and Ruth Kelly on 1 October 2011.
(vi)	Mark Williamson joined the Board on 3 September 2012.
(vii)	Linda Adamany stepped down from the Board on 31 October 2012.
(viii)	Stephen Pettit stepped down from the Board on 30 July 2012.

86 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

2. Directors’ pensions

The table below provides details of the Executive Directors’ pension benefits.

	Additional benefit earned during year ended 31 March 2013 pension £000s	Accrued entitlement as at 31 March 2013 pension £000s	Transfer value of accrued benefits as at 31 March (i)		Increase in transfer value less Directors’ contributions (ii) £000s	Additional benefit earned in the year ended 31 March 2013 (excluding inflation) pension £000s	Transfer value of increase in accrued benefit in the year ended 31 March 2013 (excluding inflation) and Directors’ contributions (ii) £000s
Table 2			2013 £000s	2012 £000s

Steve Holliday (iii) (iv)	50	474	12,330	10,675	1,655	39	1,003
Andrew Bonfield (v)	–	–	–	–	–	–	–
Nick Winser (iv) (vi)	22	266	6,185	5,685	500	16	352
Tom King (vii)	49	479	3,827	2,864	963	49	392

(i)	The transfer values shown at 31 March 2012 and 2013 represent the value of each Executive Director’s accrued benefits based on total service to the relevant date. Transfer values for the UK-based Executive Directors have been calculated in line with transfer value bases agreed by the UK Pension Scheme Trustees. The transfer values for the US-based Executive Director have been calculated using discount rates based on high quality US corporate bonds and associated yields at the relevant dates.
(ii)	The UK-based Executive Directors participate in FPS, a salary sacrifice arrangement. Therefore, contributions paid via salary sacrifice have not been deducted from the figures in the table above. Information about the contributions paid via FPS can be found in footnotes (iii), (v) and (vi) below.
(iii)	In addition to the pension above, for Steve Holliday there is an accrued lump sum entitlement of £126,000 as at 31 March 2013. The increase to the accumulated lump sum including inflation was £4,000 and excluding inflation was £1,000 in the year to 31 March 2013. The transfer value information above includes the value of the lump sum. Contributions were paid via FPS of £21,000.
(iv)	The requirements for the calculation of pensionable salary in the table on page 83 are different to those for this table. Therefore, in order to achieve alignment between the tables, figures reported in the 2011/12 Directors’ Remuneration Report for the transfer value of accrued benefits as at 31 March 2012 have been rebased.
(v)	Andrew Bonfield does not participate in either of the Company’s defined benefit pension arrangements. Andrew is a member of the DC section of the NGUKPS and the Company has made contributions of £28,367 to this arrangement. In addition, £14,183 was paid via FPS. Andrew also received a cash allowance in lieu of additional Company contributions equal to 26% of base salary. This allowance is included in Table 1A on page 86.
(vi)	In addition to the pension above, for Nick Winser there is an accrued lump sum entitlement of £306,000 as at 31 March 2013. The increase to the accumulated lump sum including inflation was £11,000 and excluding inflation was £4,000 in the year to 31 March 2013. The transfer value information above includes the value of the lump sum. Contributions were paid via FPS of £33,000.
(vii)	For Tom King, the exchange rate as at 31 March 2013 was $1.51945:£1 and as at 31 March 2012 was $1.59960:£1. In addition to the pension quoted above, through participation in the 401(k) plan in the US, the Company made contributions worth £1,878 to a defined contribution arrangement.

3. Directors’ interests in share options

Executive Share Option Plan (ESOP)

The table below provides details of the Executive Directors’ holdings of share options awarded under the Share Matching Plan (Share Match) and Sharesave plans.

Table 3	Options held at 1 April 2012	Options exercised or lapsed during the year	Market price at exercise (pence)	Options granted during the year	Options held at 31 March 2013	Exercise price per share (pence)	Normal exercise period

Steve Holliday
Share Match	16,092	–	–	–	16,092	100 in total	Jun 2006 to Jun 2013
	21,383	–	–	–	21,383	nil	May 2007 to May 2014
Sharesave	3,921	–	–	–	3,921	427.05	Apr 2014 to Sep 2014

Total	41,396	–		–	41,396

Andrew Bonfield
Sharesave	3,421	–	–	–	3,421	445	Apr 2016 to Sep 2016

Total	3,421	–		–	3,421

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 87

Corporate Governance

Remuneration Report

Implementation report 2012/13

Continued

4. Directors’ interests in the LTPP, PSP and DSP

The table below provides details of the Executive Directors’ holdings of shares awarded under the LTPP whereby Executive Directors receive a conditional award of shares, up to a current maximum of 200% of salary (225% of salary for the Chief Executive), which is subject to performance criteria over a three year performance period for the annualised growth of the Company’s EPS (50% of the award), see page 48 for further information, and the Company’s TSR performance (25% of the award) when compared with the FTSE 100. The final 25% of the award is subject to ROE performance over four years. See page 07 for further information.

The table includes shares awarded under the PSP whereby Executive Directors received a conditional award of shares, up to a maximum of 200% of salary, which is subject to performance criteria over a three year performance period. Awards vest based on the Company’s TSR performance when compared with the FTSE 100 at the date of grant (50% of the award) and the annualised growth of the Company’s EPS (50% of the award). Shares are then released on the fourth anniversary of the date of grant, following a retention period.

The table includes share awards under the DSP, where Executive Directors receive an award of shares representing one half of any APP award earned in the year. The deferred shares are held in Trust for three years before release.

Table 4	Type of award	PSP, LTPP and DSP conditional awards at 1 April 2012	Awards lapsed during year		Awards vested in year		Release of PSP awards in year		Awards granted during year	Market price at award (pence except #)	Date of award (dd/mm/yy)	Conditional awards at 31 March 2013	Release date (dd/mm/yy)

Steve Holliday
	PSP	156,653	–		–		156,653 (i	)	–	584.57	25/06/08	–	25/06/12
	PSP	391,212	292,823 (ii	)	98,389 (ii	)	–		–	472.89	25/06/09	98,389	25/06/13
	PSP	384,220	–		–		–		–	494.5076	29/06/10	384,220	29/06/14
	LTPP	362,148	–		–		–		–	605.7605	28/07/11	362,148	28/07/14 & 28/07/15
	LTPP	–	–		–		–		336,702	668.2456	28/06/12	336,702	28/06/15 & 28/06/16
	DSP	68,960	–		68,960 (iii	)	–		–	541.14	11/06/09	–	11/06/12
	DSP	130,636	–		–		–		–	506.294	15/06/10	130,636	15/06/13
	DSP	97,359	–		–		–		–	592.6	15/06/11	97,359	15/06/14
	DSP	–	–		–		–		75,933	658.47	14/06/12	75,933	14/06/15

Total		1,591,188	292,823		167,349		156,653		412,635			1,485,387

Andrew Bonfield
	PSP	236,464	–		–		–		–	570.9098	30/11/10	236,464	30/11/14
	LTPP	229,463	–		–		–		–	605.7605	28/07/11	229,463	28/07/14 & 28/07/15
	LTPP	–	–		–		–		213,095	668.2456	28/06/12	213,095	28/06/15 & 28/06/16
	DSP	29,184	–		–		–		–	592.6	15/06/11	29,184	15/06/14
	DSP	–	–		–		–		55,150	658.47	14/06/12	55,150	14/06/15

Total		495,111	–		–		–		268,245			763,356

Nick Winser
	PSP	78,292	–		–		78,292 (i	)	–	584.57	25/06/08	–	25/06/12
	PSP	195,521	146,348 (ii	)	49,173 (ii	)	–		–	472.89	25/06/09	49,173	25/06/13
	PSP	196,356	–		–		–		–	494.5076	29/06/10	196,356	29/06/14
	LTPP	174,986	–		–		–		–	605.7605	28/07/11	174,986	28/07/14 & 28/07/15
	LTPP	–	–		–		–		163,412	668.2456	28/06/12	163,412	28/06/15 & 28/06/16
	DSP	33,804	–		33,804 (iii	)	–		–	541.14	11/06/09	–	11/06/12
	DSP	64,370	–		–		–		–	506.294	15/06/10	64,370	15/06/13
	DSP	48,354	–		–		–		–	592.6	15/06/11	48,354	15/06/14
	DSP	–	–		–		–		39,682	658.47	14/06/12	39,682	14/06/15

Total		791,683	146,348		82,977		78,292		203,094			736,333

88 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Table 4	Type of award	PSP, LTPP and DSP conditional awards at 1 April 2012	Awards lapsed during year	Awards vested in year	Release of PSP awards in year	Awards granted during year	Market price at award (pence except #)	Date of award (dd/mm/yy)	Conditional awards at 31 March 2013	Release date (dd/mm/yy)

Tom King (iv)
	PSP	18,157	–	–	18,157 (i)	–	$57.2505 #	25/06/08	–	25/06/12
	PSP	54,403	40,720 (ii)	13,683 (ii)	–	–	$38.6002 #	25/06/09	13,683	25/06/13
	PSP	57,762	–	–	–	–	$37.4465 #	29/06/10	57,762	29/06/14
	LTPP	45,537	–	–	–	–	$49.4093 #	28/07/11	45,537	28/07/14 & 28/07/15
	LTPP	–	–	–	–	44,616	$51.9094 #	28/06/12	44,616	28/06/15 & 28/06/16
	DSP	13,804	–	13,804 (iii)	–	–	$39.2373 #	11/06/09	–	11/06/12
	DSP	18,776	–	–	–	–	$37.7474 #	15/06/10	18,776	15/06/13
	DSP	13,937	–	–	–	–	$48.261 #	15/06/11	13,937	15/06/14
	DSP	–	–	–	–	11,332	$51.2887 #	14/06/12	11,332	14/06/15

Total ADSs		222,376	40,720	27,487	18,157	55,948			205,643

(i)	The 2008 PSP award vested partially (at a vesting level of 49.5% of the award) in July 2011 and then entered a retention period. The vested shares were released on the fourth anniversary of the date of grant (ie June 2012). The closing share price on the date of release was 661p (ADS $51.52).
(ii)	The 2009 PSP award vested partially in July 2012 at a vesting level of 25.15% of the award. The award then entered a retention period. Cash payments in lieu of dividends accrued during the retention period were paid as follows: Steve Holliday £27,713 in August 2012 and £15,841 in February 2013; Nick Winser £13,850 and £7,917 respectively; Tom King £17,575 and £10,020 respectively.
(iii)	Following the three year deferral period, the 2009 DSP award was released in June 2012. Cash payments in lieu of dividends accrued during the deferral period were paid as follows: Steve Holliday £110,642; Nick Winser £54,236 and Tom King £75,566. The closing share price on the date of release was 659.50p (ADS $51.19). Exceptionally, this award for Steve Holliday and Nick Winser was made over restricted shares. The award was subject to income tax and National Insurance Contributions on grant and therefore the shares shown reflect the net number of shares.
(iv)	All awards were made over ADSs and each ADS represents five ordinary shares.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 89

Corporate Governance

Remuneration Report

Implementation report 2012/13

Continued

5. Directors’ beneficial interests

The Directors’ beneficial interests (which include those of their families) in National Grid ordinary shares of 11 17⁄43 pence each are shown below.

Table 5	Ordinary shares at 31 March 2013 or, if earlier, on retirement † (i)	Ordinary shares at 1 April 2012 or, if later, on appointment *	Options/awards over ordinary shares at 31 March 2013	Options/awards over ordinary shares at 1 April 2012

Sir Peter Gershon	41,486	18,055	–	–
Steve Holliday (ii) (iii)	630,476	484,560	1,526,783	1,632,584
Andrew Bonfield (ii) (iii)	505	287	766,777	498,532
Nick Winser (ii)	295,775	224,473	736,333	791,683
Tom King (iv)	274,010	209,285	1,028,215	1,111,880
Ken Harvey (v)	5,236	5,236	–	–
Philip Aiken	4,900	4,900	–	–
Nora Mead Brownell (vi)	5,000	– *	–	–
Jonathan Dawson (vii)	–	– *	–	–
Paul Golby	2,500	2,500	–	–
Ruth Kelly	800	800	–	–
Maria Richter	14,357	14,357	–	–
George Rose (v)	6,792	6,792	–	–
Mark Williamson (viii)	4,726	– *	–	–
Linda Adamany (ix)	2,800 †	2,800	–	–
Stephen Pettit (x)	4,061 †	4,061	–	–

(i)	There has been no other change in the beneficial interests of the Directors in ordinary shares between 1 April 2013 and 15 May 2013, except in respect of routine monthly purchases under the SIP (see note (iii) below).
(ii)	Each of the Executive Directors, with the exception of Tom King, was for Companies Act purposes deemed to be a potential beneficiary under the National Grid plc 1996 Employee Benefit Trust and the National Grid Employee Share Trust. Steve Holliday, Andrew Bonfield and Nick Winser thereby have an interest in 16,092 and 600,216 ordinary shares in the aforementioned trusts respectively, as at 31 March 2013 (with the latter trust holding 86,708 ADSs in addition).
(iii)	Beneficial interests include shares purchased under the monthly operation of the SIP in the year to 31 March 2013. In April and May 2013 a further 32 shares were purchased on behalf of Steve Holliday and a further 31 shares were purchased on behalf of Andrew Bonfield, thereby increasing their beneficial interests.
(iv)	Shares converted from ADSs where each ADS represents five ordinary shares.
(v)	Ken Harvey and George Rose will step down from the Board at the close of the 2013 AGM.
(vi)	Nora Mead Brownell joined the Board on 1 June 2012.
(vii)	Jonathan Dawson joined the Board on 4 March 2013.
(viii)	Mark Williamson joined the Board on 3 September 2012.
(ix)	Linda Adamany stepped down from the Board on 31 October 2012.
(x)	Stephen Pettit stepped down from the Board on 30 July 2012.

6. National Grid share price range

The closing price of a National Grid ordinary share on 28 March 2013 (the last trading day in March 2013) was 765p. The range during the year (previous 52 weeks) was 765p (high) and 633p (low). The Register of Directors’ Interests contains full details of shareholdings and options/awards held by Directors as at 31 March 2013.

The Remuneration Report has been approved by the Board and signed on its behalf by:

Ken Harvey

Chairman of the Remuneration Committee

15 May 2013

90 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Shareholder engagement

We believe it is important to maintain effective channels of communication with our debt and equity institutional investors and individual shareholders to understand their views about the Company and ensure they are provided with timely and appropriate information on our strategy, performance, objectives, financing and other developments.

The Company maintains appropriate controls on the dissemination of price sensitive information. For more information on the role of the Disclosure Committee, see page 65.

A shareholder analysis and a list of material interests in our shares are set out on pages 187 and 183 respectively.

Institutional investors

The Board oversees investor engagement, which is managed by the Chief Executive, Finance Director and Director of Investor Relations. We undertake a comprehensive programme of engagement for institutional investors and research analysts, including meetings, presentations, webinars and attendance at key investor conferences, which provides the opportunity for our current and potential investors to meet with Executive and operational management.

In the past year, we have focused on updating investors about regulatory processes in the UK and US, notably Ofgem’s RIIO price controls.

The Board receives regular feedback on investor perceptions and opinions about the Company and specialist advisors, our brokers and the Director of Investor Relations provide updates on market sentiment to the Board. The Board also receives annually the results of an independent audit of investor perceptions.

Sir Peter contacts our major shareholders at the time of our full-year results to offer them the opportunity to meet with him, the Senior Independent Director, and any of our other Non-executive Directors, so they can discuss any issues they feel unable to raise with members of the Executive team.

In addition to the engagement activities set out above, this year we will be introducing a stewardship meeting. With a governance theme, the event aims to provide investors with an insight into our decision-making processes, the work of our committees and the implications of the new regulatory regimes in the UK and US. The event will also provide the opportunity for attendees to ask questions and meet members of the Board and for our newer Non-executive Directors to understand the views and concerns of our shareholders about the Company.

Debt investors

Over the last year representatives from our treasury team, together with the Finance Director and other senior management from across the business, have met with debt investors in Australia, Canada, Europe, the Far East and the US. These events have been used to discuss key topics such as Ofgem’s RIIO price controls and the regulatory process in the US. A series of events were held ahead of our issuance of £2.1 billion of hybrid bonds, to improve investor awareness and increase take up.

With the total debt issued during the year at £5.1 billion, it is important for us to explain to debt investors why this money is required and what protections are in place to safeguard their potential investment. We also communicate to our debt investors through regular Company announcements as well as via the debt investor section of our website, which contains bond prospectuses, credit ratings, materials on the retail bond issued in 2011 and subsidiary year-end reports. The website also contains information on the long-term debt maturity profile, enabling investors to see our future refinancing needs.

Individual shareholders

Engagement with individual shareholders, who represent more than 95% of the shareholders on our share register, is led by the Group General Counsel & Company Secretary. Shareholders are invited to learn more about the Company through the shareholder networking programme, see below, and the exhibits at the AGM.

In addition, shareholders were also invited by Capita Registrars to visit their offices to increase awareness of the services they provide to our shareholders.

Annual General Meeting

This will be held on Monday 29 July 2013 at The International Convention Centre in Birmingham. The Notice of Meeting for the 2013 AGM, available on our website, sets out in full the resolutions for consideration by shareholders together with explanatory notes and further information on the Directors standing for election and re-election. The AGM can be viewed by webcast on our website where information on how to view the webcast can also be found.

Shareholder networking

The shareholder networking programme normally takes place twice a year and includes visits to UK operational sites and presentations by senior managers and employees over two days. The costs of the programme (including reasonable shareholder travel to and from the event) are paid for by the Company.

If you are a UK resident shareholder and would like to take part please apply online via the Investors page on our website. You can also apply in person at the AGM. Only those successful in the selection ballot will be contacted, with priority given to those who have not recently attended.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 91

Financial Statements

Introduction to the financial statements

We have adopted a revised presentational format to provide shareholders and users of these financial statements with additional information and guidance and to make them easier to understand.

Throughout these financial statements we have included ‘Keeping it simple’ boxes, providing commentary in plain English on what the disclosures mean and why they are important to the understanding of our financial performance and position. We also include a number of boxes highlighting ‘Our strategy in action’ which draw out the key elements of our business model, set out in the Strategic Review on pages 01 to 57, and show how the disclosures reflect this strategy.

Keeping it simple

Audit opinions

We have two audit opinions on our financial statements, reflecting our dual listing on the London Stock Exchange and the New York Stock Exchange. Due to the different reporting requirements for each listing, our auditors are required to confirm compliance with each set of standards in a prescribed format. There are also additional specific disclosure requirements due to our US listing which are included in the notes.

Consolidated financial statements

We are required to present certain minimum information in the primary financial statements, which together set out the overview of the results of the business for the year and financial position at year end.

The consolidated income statement shows all revenue earned and costs incurred in the year, with the difference being the overall profit for the year.

The consolidated statement of comprehensive income records certain items as prescribed by the accounting rules. For us, the majority of the income or expense included here relates to movements in actuarial assumptions on pension schemes and the associated tax impact. These items are not part of profit for the year, yet are important to allow the reader to gain a more comprehensive picture of our performance as a whole.

The consolidated statement of financial position sets out all the Group’s assets and liabilities at the year end, analysed between the net assets we have for use in the business and those held for sale. As a capital intensive business, we have significant amounts of physical assets and corresponding borrowings.

The consolidated statement of changes in equity shows the additions (where it came from) and reductions (where it went) to equity. For us, the main items included here are the profit earned and dividends paid in the year.

The consolidated cash flow statement shows how the cash balance has moved during the year. Cash inflows and outflows are presented to allow users to understand how they relate to the day-to-day operations of the business (Operating activities); the money that has been spent or earned on assets in the year, including acquisitions of physical assets or other businesses (Investing activities); and the cash raised from debt or share issues and other loan borrowings or repayments (Financing activities).

Notes

Notes to the financial statements provide additional information required by statute, accounting standards or other regulations to assist in a more detailed understanding of the primary financial statements. In many notes we have included an accounting policy that describes how the transactions or balance in that note have been measured, recognised and disclosed. The basis of preparation section provides details of accounting policies that apply to transactions and balances in general.

92 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Statement of Directors’ responsibilities

The Directors are responsible for preparing the Annual Report and Accounts, including the consolidated financial statements and the Company financial statements, the Directors’ Report, including the Remuneration Report and the Strategic Review, in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the Company financial statements and the Remuneration Report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom generally accepted accounting practice, UK GAAP). In preparing the consolidated financial statements, the Directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (IASB). Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company on a consolidated and individual basis and of the profit or loss of the Company on a consolidated basis for that period.

In preparing these financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state that the consolidated financial statements comply with IFRS as issued by the IASB and IFRS adopted by the European Union and, with regard to the Company financial statements, that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
•	prepare the consolidated financial statements and Company financial statements on a going concern basis unless it is inappropriate to presume that the Company, on a consolidated and individual basis, will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

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

Each of the Directors, whose names and functions are listed on pages 26 and 27, confirms that:

•	to the best of their knowledge, the consolidated financial statements and the Company financial statements, which have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the European Union and UK GAAP respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis;
•	to the best of their knowledge, the Annual Report and Accounts includes a fair review of the development and performance of the business and the position of the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces; and
•	they consider that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

By order of the Board

Alison Kay

Group General Counsel & Company Secretary

15 May 2013

Company number: 4031152

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 93

Financial Statements

[INTENTIONALLY LEFT BLANK]

94 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Report of Independent Registered

Public Accounting Firm

to the Board of Directors and Shareholders of National Grid plc

Audit opinion for Form 20-F

In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements and consolidated statements of changes in equity, present fairly, in all material respects, the financial position of National Grid plc and its subsidiaries at 31 March 2013 and 31 March 2012, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Additional information section appearing on page 179 of the 2013 Annual Report and Accounts.

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

PricewaterhouseCoopers LLP

London

United Kingdom

15 May 2013

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 95

Financial Statements

Contents of financial statements

Consolidated financial statements under IFRS
Basis of preparation
97	Basis of preparation
99	Recent accounting developments
Primary statements
100	Consolidated income statement
101	Consolidated statement of comprehensive income
102	Consolidated statement of financial position
103	Consolidated statement of changes in equity
104	Consolidated cash flow statement
Notes to the consolidated financial statements – analysis of items in the primary statements
105	Note 1	–	Segmental analysis
108	Note 2	–	Operating costs
111	Note 3	–	Exceptional items, remeasurements and stranded cost recoveries
114	Note 4	–	Finance income and costs
115	Note 5	–	Taxation
119	Note 6	–	Earnings per share
120	Note 7	–	Dividends
120	Note 8	–	Goodwill
121	Note 9	–	Other intangible assets
123	Note 10	–	Property, plant and equipment
125	Note 11	–	Other non-current assets
125	Note 12	–	Financial and other investments
126	Note 13	–	Investments in joint ventures and associates
127	Note 14	–	Derivative financial instruments
130	Note 15	–	Inventories and current intangible assets
131	Note 16	–	Trade and other receivables
132	Note 17	–	Cash and cash equivalents
133	Note 18	–	Businesses classified as held for sale
134	Note 19	–	Borrowings
135	Note 20	–	Trade and other payables
136	Note 21	–	Other non-current liabilities
136	Note 22	–	Pensions and other post-retirement benefits
138	Note 23	–	Provisions
140	Note 24	–	Share capital
141	Note 25	–	Other equity reserves
142	Note 26	–	Net debt

Notes to the consolidated financial statements – supplementary information
143	Note 27	–	Commitments and contingencies
144	Note 28	–	Related party transactions
144	Note 29	–	Actuarial information on pensions and other post-retirement benefits
147	Note 30	–	Financial risk
153	Note 31	–	Commodity risk
154	Note 32	–	Borrowing facilities
155	Note 33	–	Subsidiary undertakings, joint ventures and associates
156	Note 34	–	Sensitivities on areas of estimation and uncertainty
158	Note 35	–	Additional disclosures in respect of guaranteed securities
Company financial statements under UK GAAP
Basis of preparation
165	Company accounting policies
Primary statement
166	Company balance sheet
Notes to the Company financial statements
167	Note 1	–	Fixed asset investments
167	Note 2	–	Debtors
167	Note 3	–	Creditors
168	Note 4	–	Derivative financial instruments
168	Note 5	–	Investments
168	Note 6	–	Borrowings
168	Note 7	–	Called up share capital
169	Note 8	–	Reserves
169	Note 9	–	Reconciliation of movements in total shareholders’ funds
169	Note 10	–	Parent Company guarantees
169	Note 11	–	Audit fees

96 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Basis of preparation

Accounting policies describe our approach to recognising and measuring transactions in the year. Accounting policies applicable across the financial statements are shown below. Accounting policies that are specific to a component of the financial statements have been incorporated into the note that provides additional information regarding that component.

This section also shows areas of judgement and key sources of estimation uncertainty in these financial statements as well as new EU endorsed accounting standards, amendments and interpretations, whether these are effective in 2013 or later years. We explain how significant changes are expected to affect our performance.

National Grid’s principal activities involve the transmission and distribution of electricity and gas in Great Britain and northeastern US. The Company is a public limited liability company incorporated and domiciled in England, with its registered office at 1-3 Strand, London WC2N 5EH.

The Company has its primary listing on the London Stock Exchange and is also quoted on the New York Stock Exchange. These consolidated financial statements were approved for issue by the Board of Directors on 15 May 2013.

These consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations as issued by the IASB and as adopted by the EU. They are prepared on the basis of all IFRS accounting standards and interpretations that are mandatory for periods ending 31 March 2013 and in accordance with the Companies Act 2006 applicable to companies reporting under IFRS and Article 4 of the EU IAS Regulation. The 2012 and 2011 comparative financial information has also been prepared on this basis.

The consolidated financial statements have been prepared on an historical cost basis, except for the recording of pension assets and liabilities, the revaluation of derivative financial instruments and certain commodity contracts and investments classified as available-for-sale.

The consolidated financial statements have been prepared on a going concern basis following the assessment made by the Directors as set out on page 57.

These consolidated financial statements are presented in pounds sterling, which is also the functional currency of the Company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period (see accounting policy C). Actual results could differ from these estimates.

A. Basis of consolidation

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

Losses in excess of the consolidated interest in joint ventures and associates are not recognised, except where the Company or its subsidiaries have made a commitment to make good those losses.

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

Acquisitions are accounted for using the acquisition method, where the purchase price is allocated to the identifiable assets acquired and liabilities assumed on a fair value basis and the remainder recognised as goodwill.

B. Foreign currencies

Transactions in currencies other than the functional currency of the Company or subsidiary concerned are recorded at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at closing exchange rates. Non monetary assets are not retranslated unless they are carried at fair value.

Gains and losses arising on the retranslation of monetary assets and liabilities are included in the income statement, except where the adoption of hedge accounting requires inclusion in other comprehensive income – note 14.

On consolidation, the assets and liabilities of operations that have a functional currency different from the Company’s functional currency of pounds sterling, principally our US operations that have a functional currency of US dollars, are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the weighted average exchange rates for the period where these do not differ materially from rates at the date of the transaction. Exchange differences arising are classified as equity and transferred to the consolidated translation reserve.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 97

Financial Statements

Basis of preparation

Continued

C. Areas of judgement and key sources of estimation uncertainty

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Information about such judgements and estimations is contained in the notes to the financial statements, and the key areas are summarised below.

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are as follows:

•	The categorisation of certain items as exceptional items, remeasurements and stranded cost recoveries and the definition of adjusted earnings – notes 3 and 6.
•	Classification of business activities as held for sale and discontinued operations – note 18.
•	Hedge accounting – note 14.
•	Energy purchase contracts classification as being for normal purchase, sale or usage – note 27.

IFRS provides certain options available within accounting standards. Choices we have made, and continue to make, include the following:

•	Presentation formats. We use the nature of expense method for our income statement and total our statement of financial position to net assets and total equity. In the income statement, we present subtotals of total operating profit, profit before tax and profit from continuing operations, together with additional subtotals excluding exceptional items, remeasurements and stranded cost recoveries. Exceptional items, remeasurements and stranded cost recoveries are presented separately on the face of the income statement.
•	Customer contributions. Contributions received prior to 1 July 2009 towards capital expenditure are recorded as deferred income and amortised in line with the depreciation on the associated asset.
•	Financial instruments. We normally opt to apply hedge accounting in most circumstances where this is permitted. For net investment hedges, we have chosen to use the spot rate method, rather than the alternative forward rate method.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

•	Impairment of goodwill – note 8.
•	Review of residual lives, carrying values and impairment charges for other intangible assets and property, plant and equipment – notes 9 and 10.
•	Estimation of liabilities for pensions and other post-retirement benefits – notes 22 and 29.
•	Valuation of financial instruments and derivatives – notes 14, 30 and 31.
•	Revenue recognition and assessment of unbilled revenue – note 1.
•	Recoverability of deferred tax assets – note 5.
•	Environmental and decommissioning provisions – note 23.

In order to illustrate the impact that changes in assumptions could have on our results and financial position, we have included sensitivity analysis in note 34.

98 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Recent accounting developments

New IFRS accounting standards and interpretations adopted in 2012/13

During the year ended 31 March 2013, the Company has not adopted any new IFRS, IAS or amendments issued by the IASB, or interpretations issued by the IFRS Interpretations Committee, which have had a material impact on the Company’s consolidated financial statements.

New IFRS accounting standards and interpretations not yet adopted

The Company enters into a significant number of transactions that fall within the scope of IFRS 9 on financial instruments. The IASB is completing IFRS 9 in phases and the Company is evaluating the impact of the standard as it develops. It is currently expected that the standard will be required to be adopted by the Company on 1 April 2015. We are currently assessing the likely impact of this standard on the Company’s consolidated financial statements.

IFRS 10 on consolidated financial statements, IFRS 11 on joint arrangements, IFRS 12 on disclosures of interests in other entities and IFRS 13 on fair value measurements and consequent amendments to IAS 27 and IAS 28 were issued in May 2011. These standards are not expected to have a significant impact on the consolidated financial statements. The standards are required to be adopted by the Company on 1 April 2013.

The amended version of IAS 19 on employee benefits, issued in June 2011 and effective for periods beginning after 1 January 2013, requires net interest to be calculated on the net defined benefit asset/(liability) using the same discount rate used to measure the defined benefit obligation. Where the expected return on assets exceeds the discount rate, the adoption of the amended standard will result in a reduction in reported net income and an increase in other comprehensive income (OCI). The impact on the Company’s financial statements for the period of initial application of the amended standard will depend upon reported pension assets and liabilities and the relationship between the expected return on assets and the discount rate at the date of adoption. If the amended standard had been adopted for the year ended 31 March 2013, net income would have been reduced by £142m and OCI increased by £146m.

The amendments to IAS 1 (Presentation of Financial Statements), issued in June 2011 and effective for periods beginning on or after 1 July 2012, require entities to group items presented in OCI based on whether they are potentially reclassifiable to profit or loss subsequently. It also requires tax associated with any items presented before tax to be shown separately for each of the two groups of OCI items. These amendments are presentational only and will not affect the results of the Group when adopted.

Other standards and interpretations or amendments thereto which have been issued, but are not yet effective, are not expected to have a material impact on the Company’s consolidated financial statements.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 99

Financial Statements

Consolidated income statement

for the years ended 31 March

	Notes		2013 £m	2013 £m	2012 £m	2012 £m	2011 £m	2011 £m

Revenue	1(a	)		14,359		13,832		14,343
Operating costs	2			(10,605)		(10,293)		(10,598)

Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	1(b	)	3,644		3,495		3,600
Exceptional items, remeasurements and stranded cost recoveries	3		110		44		145

Total operating profit	1(b	)		3,754		3,539		3,745
Finance income
Before exceptional items	4		1,252		1,301		1,281
Exceptional items	3,4		–		–		43

Total finance income	4			1,252		1,301		1,324
Finance costs
Before exceptional items and remeasurements	4		(2,172)		(2,218)		(2,415)
Exceptional items and remeasurements	3,4		68		(70)		(37)

Total finance costs	4			(2,104)		(2,288)		(2,452)
Share of post-tax results of joint ventures and associates	13			18		7		7

Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	1(b	)	2,742		2,585		2,473
Exceptional items, remeasurements and stranded cost recoveries	3		178		(26)		151

Total profit before tax	1(b	)		2,920		2,559		2,624
Taxation
Before exceptional items, remeasurements and stranded cost recoveries	5		(686)		(755)		(722)
Exceptional items, remeasurements and stranded cost recoveries	3,5		62		234		261

Total taxation	5			(624)		(521)		(461)

Profit after tax
Before exceptional items, remeasurements and stranded cost recoveries			2,056		1,830		1,751
Exceptional items, remeasurements and stranded cost recoveries	3		240		208		412

Profit for the year				2,296		2,038		2,163

Attributable to:
Equity shareholders of the parent				2,295		2,036		2,159
Non-controlling interests				1		2		4

				2,296		2,038		2,163

Earnings per share*
Basic	6			62.6p		55.6p		61.2p
Diluted	6			62.3p		55.4p		6.9p

*Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends

The notes on pages 105 to 164 form part of the consolidated financial statements.

100 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Consolidated statement

of comprehensive income

for the years ended 31 March

	Notes	2013 £m	2012 £m	2011 £m

Profit for the year		2,296	2,038	2,163

Other comprehensive (loss)/income:
Exchange adjustments		117	27	(95)
Actuarial net (losses)/gains	22	(930)	(1,325)	571
Deferred tax on actuarial net gains and losses	5	249	403	(181)
Net (losses)/gains in respect of cash flow hedges		(31)	(18)	7
Transferred to profit or loss on cash flow hedges		73	19	(7)
Deferred tax on cash flow hedges	5	(13)	2	(2)
Net gains on available-for-sale investments		20	16	16
Transferred to profit or loss on sale of available-for-sale investments		(10)	(9)	(3)
Deferred tax on available-for-sale investments	5	(2)	(2)	(1)
Share of post-tax other comprehensive loss of joint ventures		–	–	(4)

Other comprehensive (loss)/income for the year, net of tax		(527)	(887)	301

Total comprehensive income for the year		1,769	1,151	2,464

Attributable to:
Equity shareholders of the parent		1,768	1,149	2,460
Non-controlling interests		1	2	4

		1,769	1,151	2,464

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 101

Financial Statements

Consolidated statement of financial position

as at 31 March

	Notes	2013 £m	2012 £m

Non-current assets
Goodwill	8	5,028	4,776
Other intangible assets	9	589	546
Property, plant and equipment	10	36,592	33,701
Other non-current assets	11	104	95
Pension assets	22	195	155
Financial and other investments	12	278	251
Investments in joint ventures and associates	13	371	341
Derivative financial assets	14	1,972	1,819

Total non-current assets		45,129	41,684

Current assets
Inventories and current intangible assets	15	291	376
Trade and other receivables	16	2,910	1,971
Financial and other investments	12	5,431	2,391
Derivative financial assets	14	273	317
Cash and cash equivalents	17	671	332

Total current assets		9,576	5,387

Assets of businesses held for sale	18	–	264

Total assets		54,705	47,335

Current liabilities
Borrowings	19	(3,448)	(2,492)
Derivative financial liabilities	14	(407)	(162)
Trade and other payables	20	(3,051)	(2,685)
Current tax liabilities		(231)	(383)
Provisions	23	(308)	(282)

Total current liabilities		(7,445)	(6,004)

Non-current liabilities
Borrowings	19	(24,647)	(20,533)
Derivative financial liabilities	14	(1,274)	(1,269)
Other non-current liabilities	21	(1,884)	(1,921)
Deferred tax liabilities	5	(4,076)	(3,738)
Pensions and other post-retirement benefit obligations	22	(3,694)	(3,088)
Provisions	23	(1,452)	(1,449)

Total non-current liabilities		(37,027)	(31,998)

Liabilities of businesses held for sale	18	–	(87)

Total liabilities		(44,472)	(38,089)

Net assets		10,233	9,246

Equity
Called up share capital	24	433	422
Share premium account		1,344	1,355
Retained earnings		13,132	12,297
Other equity reserves	25	(4,681)	(4,835)

Shareholders’ equity		10,228	9,239
Non-controlling interests		5	7

Total equity		10,233	9,246

The consolidated financial statements set out on pages 97 to 164 were approved by the Board of Directors on 15 May 2013 and were signed on its behalf by:

Sir Peter Gershon Chairman

Andrew Bonfield Finance Director

102 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Consolidated statement of changes in equity

for the years ended 31 March

	Called up share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m (i)	Total shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 April 2010	298	1,366	7,316	(4,781)	4,199	12	4,211
Profit for the year	–	–	2,159	–	2,159	4	2,163
Total other comprehensive income/(loss) for the year	–	–	390	(89)	301	–	301
Total comprehensive income/(loss) for the year	–	–	2,549	(89)	2,460	4	2,464
Rights issue	113	–	–	3,101	3,214	–	3,214
Transfer between reserves	–	–	3,101	(3,101)	–	–	–
Equity dividends	–	–	(1,064)	–	(1,064)	–	(1,064)
Scrip dividend related share issue	5	(5)	206	–	206	–	206
Issue of treasury shares	–	–	18	–	18	–	18
Purchase of own shares	–	–	(3)	–	(3)	–	(3)
Other movements in non-controlling interests	–	–	–	–	–	(7)	(7)
Share-based payment	–	–	25	–	25	–	25
Tax on share-based payment	–	–	5	–	5	–	5
At 31 March 2011	416	1,361	12,153	(4,870)	9,060	9	9,069
Profit for the year	–	–	2,036	–	2,036	2	2,038
Total other comprehensive income/(loss) for the year	–	–	(922)	35	(887)	–	(887)
Total comprehensive income for the year	–	–	1,114	35	1,149	2	1,151
Equity dividends	–	–	(1,319)	–	(1,319)	–	(1,319)
Scrip dividend related share issue	6	(6)	313	–	313	–	313
Issue of treasury shares	–	–	13	–	13	–	13
Purchase of own shares	–	–	(4)	–	(4)	–	(4)
Other movements in non-controlling interests	–	–	–	–	–	(4)	(4)
Share-based payment	–	–	24	–	24	–	24
Tax on share-based payment	–	–	3	–	3	–	3
At 31 March 2012	422	1,355	12,297	(4,835)	9,239	7	9,246
Profit for the year	–	–	2,295	–	2,295	1	2,296
Total other comprehensive income/(loss) for the year	–	–	(681)	154	(527)	–	(527)
Total comprehensive income for the year	–	–	1,614	154	1,768	1	1,769
Equity dividends	–	–	(1,433)	–	(1,433)	–	(1,433)
Scrip dividend related share issue	11	(11)	623	–	623	–	623
Issue of treasury shares	–	–	19	–	19	–	19
Purchase of own shares	–	–	(6)	–	(6)	–	(6)
Other movements in non-controlling interests	–	–	–	–	–	(3)	(3)
Share-based payment	–	–	20	–	20	–	20
Tax on share-based payment	–	–	(2)	–	(2)	–	(2)
At 31 March 2013	433	1,344	13,132	(4,681)	10,228	5	10,233

(i)	For further details of other equity reserves, see note 25.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 103

Financial Statements

Consolidated cash flow statement

for the years ended 31 March

	Notes	2013 £m	2012 £m	2011 £m
Cash flows from operating activities
Total operating profit	1(b)	3,754	3,539	3,745
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	3	(110)	(44)	(145)
Depreciation, amortisation and impairment		1,361	1,282	1,245
Share-based payment charge		20	24	25
Changes in working capital		(410)	146	185
Changes in provisions		(53)	(116)	(93)
Changes in pensions and other post-retirement benefit obligations		(413)	(386)	(304)
Cash flows relating to exceptional items		(112)	(205)	(147)
Cash flows relating to stranded cost recoveries		–	247	343
Cash generated from operations		4,037	4,487	4,854
Tax (paid)/received		(287)	(259)	4
Net cash inflow from operating activities		3,750	4,228	4,858
Cash flows from investing activities
Acquisition of investments		(14)	(13)	(135)
Proceeds from sale of investments in subsidiaries		183	365	11
Purchases of intangible assets		(175)	(203)	(176)
Purchases of property, plant and equipment		(3,214)	(3,147)	(2,958)
Disposals of property, plant and equipment		32	24	26
Dividends received from joint ventures		21	26	9
Interest received		29	24	26
Net movements in short-term financial investments		(2,992)	553	(1,577)
Net cash flow used in investing activities		(6,130)	(2,371)	(4,774)
Cash flows from financing activities
Proceeds of rights issue		–	–	3,214
Proceeds from issue of treasury shares		19	13	18
Purchase of own shares		(6)	(4)	(3)
Proceeds received from loans		5,062	1,809	767
Repayment of loans		(1,210)	(1,914)	(2,878)
Net movements in short-term borrowings and derivatives		452	(49)	348
Interest paid		(792)	(749)	(965)
Exceptional finance costs on the redemption of debt		–	–	(73)
Dividends paid to shareholders		(810)	(1,006)	(858)
Net cash flow from/(used in) financing activities		2,715	(1,900)	(430)
Net increase/(decrease) in cash and cash equivalents	26(a)	335	(43)	(346)
Exchange movements		14	–	(3)
Net cash and cash equivalents at start of year		299	342	691
Net cash and cash equivalents at end of year (i)	17	648	299	342

(i)	Net of bank overdrafts of £23m (2012: £33m; 2011: £42m).

104 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Notes to the consolidated financial statements – analysis of items in the primary statements

1. Segmental analysis

This note sets out the financial performance of the business split into the different parts of the business (operating segments). We monitor and manage the performance of these operating segments on a day-to-day basis.

Our strategy in action

We own a portfolio of businesses that includes a mixture of cash generative developed assets with minimal investment requirements (such as National Grid Metering, included within Other), businesses with low to medium levels of growth and positive cash generation (such as UK Gas Distribution and US Regulated) and businesses with high levels of investment and growth (such as UK Transmission).

We generate 96% of our revenue from our regulated businesses in the UK and US. We work with our regulators to obtain robust regulatory agreements that balance the risks we face with the opportunity to deliver reasonable returns for our investors. When investing in non-regulated businesses we aim to leverage our core capabilities to deliver higher returns for investors.

Our regulated businesses earn revenue for the transmission, distribution and generation services they have provided during the year. The revenue recognised may differ from the revenue allowed under our regulatory agreements and differences are adjusted against future prices. Our non-regulated businesses earn revenue in line with their contractual terms.

Revenue primarily represents the sales value derived from the generation, transmission and distribution of energy, together with the sales value derived from the provision of other services to customers and previously, recovery of US stranded costs during the year. It excludes value added (sales) tax and intra-group sales.

Revenue includes an assessment of unbilled energy and transportation services supplied to customers between the date of the last meter reading and the year end. This is estimated based on historical consumption and weather patterns.

Where revenue exceeds the maximum amount permitted by regulatory agreement and adjustments will be made to future prices to reflect this over-recovery, no liability is recognised, as such an adjustment relates to the provision of future services. Similarly no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery.

US stranded costs are various generation-related costs incurred prior to the divestiture of generation assets beginning in the late 1990s and costs of legacy contracts that are being recovered from customers. The recovery of stranded costs and other amounts allowed to be collected from customers under regulatory arrangements is recognised in the period in which these amounts are recoverable from customers. The recovery of stranded costs was substantially completed at 31 March 2012.

We present revenue and the results of the business analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board is National Grid’s chief operating decision-making body (as defined by IFRS 8 ‘Operating Segments’) and assesses the performance of operations principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries (see note 3).

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 105

Financial Statements

Notes to the consolidated financial statements

Continued

1. Segmental analysis continued

The following table describes the main activities for each operating segment:

UK Transmission	High voltage electricity transmission networks, the gas transmission network in Great Britain, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector.
UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.
US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England (including EnergyNorth and Granite State up to the date they were sold on 3 July 2012) and electricity generation facilities in New York and Massachusetts.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK based gas and electricity metering activities; UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; together with corporate activities.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

(a) Revenue

	2013			2012			2011
	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m
Operating segments
UK Transmission	4,246	(86)	4,160	3,804	(5)	3,799	3,484	(7)	3,477
UK Gas Distribution	1,714	(47)	1,667	1,605	(52)	1,553	1,524	(60)	1,464
US Regulated	7,918	–	7,918	7,795	–	7,795	8,746	–	8,746
Other activities	642	(28)	614	715	(30)	685	678	(22)	656
	14,520	(161)	14,359	13,919	(87)	13,832	14,432	(89)	14,343
Total excluding stranded cost recoveries			14,359			13,553			13,988
Stranded cost recoveries			–			279			355
			14,359			13,832			14,343
Geographical areas
UK			6,421			6,000			5,556
US			7,938			7,832			8,787
			14,359			13,832			14,343

In the UK, there was a cumulative over-recovery of £16m* at 31 March 2013 (2012: under-recovery of £26m*; 2011: under-recovery of £34m*). In the US, accumulated regulatory entitlements to future revenue net of over- or under-recoveries amounted to £1,330m* at 31 March 2013 (2012: £1,429m*; 2011: £1,618m*).

*Unaudited

106 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

1. Segmental analysis continued

(b) Operating profit

A reconciliation of the operating segments’ measure of profit to total profit before tax is provided below. Further details of the exceptional items, remeasurements and stranded cost recoveries are provided in note 3.

	Before exceptional items, remeasurements and stranded cost recoveries			After exceptional items, remeasurements and stranded cost recoveries
	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
Operating segments
UK Transmission	1,609	1,354	1,363	1,566	1,354	1,293
UK Gas Distribution	794	763	711	763	739	671
US Regulated	1,253	1,190	1,407	1,437	1,154	1,704
Other activities	(12)	188	119	(12)	292	77
	3,644	3,495	3,600	3,754	3,539	3,745
Geographical areas
UK	2,536	2,353	2,226	2,462	2,357	2,055
US	1,108	1,142	1,374	1,292	1,182	1,690
	3,644	3,495	3,600	3,754	3,539	3,745
Reconciliation to profit before tax:
Operating profit	3,644	3,495	3,600	3,754	3,539	3,745
Finance income	1,252	1,301	1,281	1,252	1,301	1,324
Finance costs	(2,172)	(2,218)	(2,415)	(2,104)	(2,288)	(2,452)
Share of post-tax results of joint ventures and associates	18	7	7	18	7	7
Profit before tax	2,742	2,585	2,473	2,920	2,559	2,624
(c) Capital expenditure, depreciation and amortisation
	Capital expenditure			Depreciation and amortisation
	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
Operating segments
UK Transmission	1,680	1,397	1,432	(489)	(431)	(400)
UK Gas Distribution	666	645	669	(261)	(251)	(218)
US Regulated	1,124	1,052	1,092	(430)	(411)	(445)
Other activities	216	281	275	(181)	(179)	(189)
	3,686	3,375	3,468	(1,361)	(1,272)	(1,252)
Geographical areas
UK	2,471	2,217	2,310	(902)	(849)	(789)
US	1,215	1,158	1,158	(459)	(423)	(463)
	3,686	3,375	3,468	(1,361)	(1,272)	(1,252)
By asset type
Property, plant and equipment	3,511	3,172	3,292	(1,260)	(1,193)	(1,182)
Non-current intangible assets	175	203	176	(101)	(79)	(70)
	3,686	3,375	3,468	(1,361)	(1,272)	(1,252)

Total non-current assets other than financial instruments, deferred tax assets and pension assets located in the UK and US were £23,344m and £19,340m respectively as at 31 March 2013 (31 March 2012: UK £21,793m, US £17,666m; 31 March 2011: UK £20,720m, US £17,003m).

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 107

Financial Statements

Notes to the consolidated financial statements

Continued

2. Operating costs

Below we have presented separately certain items included in our operating costs. These include a breakdown of payroll costs (including disclosure of amounts paid to key management personnel) and fees paid to our auditors.

Rentals under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

	Before exceptional items, remeasurements and stranded cost recoveries			Exceptional items, remeasurements and stranded cost recoveries			Total
	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
Depreciation and amortisation	1,361	1,267	1,245	–	5	7	1,361	1,272	1,252
Payroll costs	1,441	1,389	1,460	22	82	36	1,463	1,471	1,496
Purchases of electricity	1,251	1,356	1,547	(111)	89	(65)	1,140	1,445	1,482
Purchases of gas	1,384	1,518	2,102	(69)	5	(82)	1,315	1,523	2,020
Rates and property taxes	969	955	945	–	–	–	969	955	945
Balancing Services Incentive Scheme	805	818	581	–	–	–	805	818	581
Payments to other UK network owners	487	407	298	–	–	–	487	407	298
Other	3,017	2,348	2,210	48	54	314	3,065	2,402	2,524
	10,715	10,058	10,388	(110)	235	210	10,605	10,293	10,598
Operating costs include:
Inventory consumed							389	360	451
Operating leases							109	97	89
Research expenditure							15	15	16
(a) Payroll costs
							2013 £m	2012 £m	2011 £m
Wages and salaries (i)							1,625	1,597	1,592
Social security costs							120	116	119
Pension costs (note 22)							209	208	208
Share-based payment							20	24	25
Severance costs (excluding pension costs)							16	35	56
							1,990	1,980	2,000
Less: payroll costs capitalised							(527)	(509)	(504)
							1,463	1,471	1,496

(i)	Included within wages and salaries are US other post-retirement benefit costs of £49m (2012: £66m; 2011: £11m). For further information refer to note 22.

108 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

2. Operating costs continued

(b) Number of employees

	31 March 2013 Number	Monthly average 2013 Number	31 March 2012 Number	Monthly average 2012 Number

UK	9,881	9,800	9,675	9,704
US	15,343	15,446	15,970	16,377

	25,224	25,246	25,645	26,081

The vast majority of employees in the US are either directly or indirectly employed in the transmission, distribution and generation of electricity or the distribution of gas, while those in the UK are either directly or indirectly employed in the transmission and distribution of gas or the transmission of electricity. At 31 March 2013, there were 2,151 (2012: 2,357) employees in other operations, excluding shared services.

(c) Key management compensation

	2013 £m	2012 £m	2011 £m

Salaries and short-term employee benefits	8	10	10
Post-retirement benefits	3	6	6
Share-based payment	5	5	6

	16	21	22

Key management compensation relates to the Board of Directors, including the Executive Directors and Non-executive Directors for the years presented.

(d) Directors’ emoluments

Details of Directors’ emoluments are contained in the audited part of the Remuneration Report, which forms part of these financial statements.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 109

Financial Statements

Notes to the consolidated financial statements

Continued

2. Operating costs continued

(e) Auditors’ remuneration

Auditors’ remuneration is presented below in accordance with the requirements of the UK Companies Act 2006 and the principal accountant fees and services disclosure requirements of Item 16C of Form 20-F:

	2013 £m	2012 £m	2011 £m
Audit fees payable to the parent Company’s auditor and its associates in respect of (i):
Audit of the parent Company’s individual and consolidated financial statements	1.1	1.1	1.0
The auditing of accounts of any associate of the Company	6.0	5.2	4.8
Other services supplied (ii)	2.7	2.3	2.1
	9.8	8.6	7.9
Total other services (iii)
Tax fees (iv)
Tax compliance services	0.5	0.5	0.5
Tax advisory services	0.3	0.2	0.4
All other fees (v)
Other assurance services	0.1	0.3	0.4
Services relating to corporate finance transactions not covered above	0.3	0.2	0.4
Other non-audit services not covered above	1.1	2.6	1.0
	2.3	3.8	2.7
Total auditors’ remuneration	12.1	12.4	10.6

(i)	Audit fees in each year represent fees for the audit of the Company’s financial statements and regulatory reporting for the years ended 31 March 2013, 2012 and 2011, and the review of interim financial statements for the six month periods ended 30 September 2012, 2011 and 2010 respectively.

(ii)	Other services supplied represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditors. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley) and audit reports on regulatory returns.

(iii)	There were no audit related fees as described in Item 16C(b) of Form 20-F.

(iv)	Tax fees include amounts charged for tax compliance, tax advice and tax planning. Total tax fees for the year ended 31 March 2013 were £0.8m (2012: £0.7m; 2011: £0.9m).

(v)	All other fees include amounts relating to assurance provided on transformation initiatives and sundry services, all of which have been subject to approval by the Audit Committee. Total other fees for the year ended 31 March 2013 were £1.5m (2012: £3.1m; 2011: £1.8m).

In addition, fees of £0.1m were incurred in 2013 in relation to the audits of the pension schemes of the Company (2012: £0.1m; 2011: £0.1m).

Subject to the Company’s Articles of Association and the Companies Act 2006, the Audit Committee is solely and directly responsible for the approval of the appointment, reappointment, compensation and oversight of the Company’s independent auditors. It is our policy that the Audit Committee must approve in advance all non-audit work to be performed by the independent auditors to ensure that the service will not compromise auditor independence. Certain services are prohibited from being performed by the external auditors under the Sarbanes-Oxley Act 2002.

110 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

3. Exceptional items, remeasurements and stranded cost recoveries

To monitor our financial performance, we use a profit measure that excludes certain income and expenses. We call that measure ‘business performance’. We exclude items from business performance because we think these items are individually important to understanding our financial performance and, if included, could distort understanding of the performance for the year and the comparability between periods. This note analyses these items, which are included in our result for the year but are excluded from business performance.

Our financial performance is analysed into two components: business performance, which excludes exceptional items, remeasurements and stranded cost recoveries; and exceptional items, remeasurements and stranded cost recoveries. Business performance is used by management to monitor financial performance as it is considered that it improves the comparability of our reported financial performance from year to year. Business performance subtotals are presented on the face of the income statement or in the notes to the financial statements.

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

Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective. These fair values increase or decrease because of changes in commodity and financial indices and prices over which we have no control.

Stranded cost recoveries represent the recovery, through charges to electricity customers in upstate New York and New England, of historical generation-related costs, related to generation assets that are no longer owned by National Grid. Such costs have been recovered from customers as permitted by regulatory agreements, with substantially all having been recovered by 31 March 2012.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 111

Financial Statements

Notes to the consolidated financial statements

Continued

3. Exceptional items, remeasurements and stranded cost recoveries continued

	2013 £m	2012 £m	2011 £m
Included within operating profit:
Exceptional items:
Restructuring costs(1)	(87)	(101)	(89)
Environmental charges(2)	–	(55)	(128)
Net gain on disposal of businesses(3)	3	97	15
Impairment charges and related costs(4)	–	(64)	(133)
Other(5)	–	1	(15)
	(84)	(122)	(350)
Remeasurements – commodity contracts(6)	180	(94)	147
Stranded cost recoveries(7)	14	260	348
	110	44	145
Included within finance income:
Exceptional items:
Interest credit on tax settlement(8)	–	–	43
Included within finance costs:
Exceptional items:
Debt redemption costs(9)	–	–	(73)
Remeasurements:
Net gains/(losses) on derivative financial instruments(10)	68	(70)	36
	68	(70)	(37)
Total included within profit before tax	178	(26)	151
Included within taxation:
Exceptional credits arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK corporation tax rate(11)	128	242	226
Other(8)	–	–	59
Tax on exceptional items	31	54	79
Tax on remeasurements(6,10)	(92)	42	36
Tax on stranded cost recoveries	(5)	(104)	(139)
	62	234	261

Total exceptional items, remeasurements and stranded cost recoveries after tax	240	208	412

Analysis of total exceptional items, remeasurements and stranded cost recoveries after tax: Exceptional items after tax	75	174	(16)
Remeasurements after tax	156	(122)	219
Stranded cost recoveries after tax	9	156	209
Total	240	208	412

(1)	Restructuring costs for the year include: costs related to the restructuring of our UK operations of £66m in preparedness for delivering RIIO; costs for transformation-related initiatives in the UK and US of £31m; and a credit of £10m for the release of restructuring provisions in the UK recognised in prior years.

For the years ended 31 March 2012 and 31 March 2011, restructuring costs included: costs for the restructuring of our US operations of £58m and £10m respectively which included severance costs and pension and other post-retirement curtailment gains and losses; costs for transformation-related initiatives of £54m and £103m respectively; credits of £11m and £39m respectively for the release of restructuring provisions in the UK recognised in prior years; and in 2011 a charge of £15m related to the integration of KeySpan.

(2)	For the years ended 31 March 2012 and 31 March 2011, environmental charges included £55m and £58m respectively related to US specific exposures and £70m in 2011 related to UK specific exposures. Costs incurred with respect to US environmental provisions are substantially recoverable from customers.

112 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

3.	Exceptional items, remeasurements and stranded cost recoveries continued

(3)	During the year, we recognised a gain of £3m on the disposal of our EnergyNorth gas business and Granite State electricity business in New Hampshire. During the year ended 31 March 2012, we sold two subsidiaries resulting in a gain on disposal of £72m. We also recognised gains of £25m in relation to disposals of businesses in prior years, representing the release of various unutilised provisions. During the year ended 31 March 2011, we sold three subsidiaries and an associate resulting in a gain of £15m.

(4)	Impairment charges and related costs for the year ended 31 March 2012 of £64m represented an impairment of intangibles (originally recognised on the acquisition of KeySpan) related to our LIPA management services agreement contract, following the announcement on 15 December 2011 that the agreement would not be renewed after 31 December 2013. During the year ended 31 March 2011, impairment charges and related costs included a charge of £49m related to an investment in a joint venture; an impairment charge of £34m against the goodwill related to our US companies in New Hampshire; and a charge of £50m related to our US generation assets for impairment and associated decommissioning.

(5)	Other exceptional charges for the years ended 31 March 2012 and 2011 included an amortisation charge of £5m and £7m respectively in relation to acquisition-related intangibles. For the year ended 31 March 2012, other exceptional charges also included a release of £6m of unutilised provisions in our metering business, originally recognised during the year ended 31 March 2010. The charge for the year ended 31 March 2011 included a penalty of £8m levied by Ofgem on our UK Gas Distribution business.

(6)	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

(7)	Stranded cost recoveries of £14m substantially represent the release of an unutilised provision recognised in a prior period. For the years ended 31 March 2012 and 2011, stranded cost recoveries on a pre-tax basis consisted of revenue of £279m and £355m offset by operating costs of £19m and £7m respectively. This represented the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990s. The recovery of these stranded costs was substantially completed at 31 March 2012.

(8)	During the year ended 31 March 2011, we reached agreement with the US tax authorities on the settlement of pre-acquisition tax liabilities that resulted in the repayment of tax and interest accruing.

(9)	Debt redemption costs in the year ended 31 March 2011 represent costs arising from our debt repurchase programme following the rights issue on 14 June 2010.

(10)	Remeasurements – net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax charge in the year includes a credit of £1m (2012: £1m; 2011: £104m) in respect of prior years.

(11)	The exceptional tax credit arises from a reduction in the UK corporation tax rate from 24% to 23% included and enacted in the Finance Act 2012 and applicable from 1 April 2013. Other UK tax legislation also reduced the UK corporation tax rate in the prior periods (2012: from 26% to 24%; 2011: from 28% to 26%). These reductions have resulted in a decrease in deferred tax liabilities.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 113

Financial Statements

Notes to the consolidated financial statements

Continued

4. Finance income and costs

This note details the interest income generated on our financial assets and the interest expense incurred on financial liabilities. It also includes the expected return on pension assets, which is offset by the interest payable on pension obligations. In reporting business performance, we adjust net financing costs to exclude any net gains or losses on derivative financial instruments included in remeasurements.

	2013 £m	2012 £m	2011 £m

Finance income
Expected return on pension and other post-retirement benefit plan assets	1,222	1,273	1,256
Interest income on financial instruments:
Bank deposits and other financial assets	20	19	22
Gains on disposal of available-for-sale investments	10	9	3

Finance income before exceptional items	1,252	1,301	1,281

Exceptional items
Exceptional interest credit on tax settlement	–	–	43

Finance income	1,252	1,301	1,324

Finance costs
Interest on pension and other post-retirement benefit plan obligations	(1,153)	(1,203)	(1,231)
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts	(65)	(84)	(85)
Other borrowings	(1,052)	(1,105)	(1,184)
Derivatives	51	122	84
Unwinding of discounts on provisions	(75)	(72)	(128)
Less: interest capitalised (i)	122	124	129

Finance costs before exceptional items and remeasurements	(2,172)	(2,218)	(2,415)

Exceptional items
Exceptional debt redemption costs	–	–	(73)

Remeasurements
Net gains/(losses) on derivative financial instruments included in remeasurements (ii):
Ineffectiveness on derivatives designated as:
Fair value hedges (iii)	17	9	40
Cash flow hedges	(7)	14	9
Net investment hedges	(26)	(15)	7
Net investment hedges – undesignated forward rate risk	26	39	(16)
Derivatives not designated as hedges or ineligible for hedge accounting	58	(117)	(4)

	68	(70)	36

Exceptional items and remeasurements included within finance costs	68	(70)	(37)

Finance costs	(2,104)	(2,288)	(2,452)

Net finance costs	(852)	(987)	(1,128)

(i)	Interest on funding attributable to assets in the course of construction was capitalised during the year at a rate of 4.4% (2012: 5.2%; 2011: 5.3%).

(ii)	Includes a net foreign exchange loss on financing activities of £32m (2012: £280m gain; 2011: £173m gain) offset by foreign exchange gains and losses on derivative financial instruments measured at fair value.

(iii)	Includes a net gain on instruments designated as fair value hedges of £67m (2012: £233m; 2011: £86m) offset by a net loss of £50m (2012: £224m; 2011: £46m) arising from fair value adjustments to the carrying value of debt.

114 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

5. Taxation

Tax is payable in the territories where we operate, mainly the UK and the US. This note gives further details of the tax charge and tax liabilities, including current and deferred tax. The current tax charge is the tax payable on this year’s taxable profits. Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences in accounting and tax bases.

The tax charge for the period is recognised in the income statement, the statement of comprehensive income or directly in equity, according to the accounting treatment of the related transaction. The tax charge comprises both current and deferred tax.

Current tax assets and liabilities are measured at the amounts expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that have been enacted or substantively enacted by the reporting date.

The calculation of the Group’s total tax charge involves a degree of estimation and judgement, and management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is provided for using the balance sheet liability method and is recognised on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are generally recognised on all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill or from the initial recognition of other assets and liabilities in a transaction (other than a business combination) that affects neither the accounting nor taxable profit or loss.

Deferred tax liabilities are recognised on taxable temporary differences arising on investments in subsidiaries and jointly controlled entities except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on the tax rates and tax laws that have been enacted or substantively enacted by the reporting date.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company and its subsidiaries intend to settle their current tax assets and liabilities on a net basis.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 115

Financial Statements

Notes to the consolidated financial statements

Continued

5. Taxation continued

Tax charged/(credited) to the income statement

	2013 £m	2012 £m	2011 £m

Tax before exceptional items, remeasurements and stranded cost recoveries	686	755	722

Exceptional tax on items not included in profit before tax (note 3)	(128)	(242)	(285)
Tax on other exceptional items, remeasurements and stranded cost recoveries	66	8	24

Tax on total exceptional items, remeasurements and stranded cost recoveries (note 3)	(62)	(234)	(261)

Total tax charge	624	521	461

Taxation as a percentage of profit before tax
	2013%	2012%	2011%

Before exceptional items, remeasurements and stranded cost recoveries	25.0	29.2	29.2
After exceptional items, remeasurements and stranded cost recoveries	21.4	20.4	17.6

The tax charge for the year can be analysed as follows:
	2013 £m	2012 £m	2011 £m

Current tax
UK corporation tax at 24% (2012: 26%; 2011: 28%)	306	186	168
UK corporation tax adjustment in respect of prior years	(17)	(5)	(161)

	289	181	7

Overseas corporation tax	50	98	105
Overseas corporation tax adjustment in respect of prior years	(222)	(144)	(2)

	(172)	(46)	103

Total current tax	117	135	110

Deferred tax
UK deferred tax	60	12	53
UK deferred tax adjustment in respect of prior years	(17)	(18)	(43)

	43	(6)	10

Overseas deferred tax	325	225	393
Overseas deferred tax adjustment in respect of prior years	139	167	(52)

	464	392	341

Total deferred tax	507	386	351

Total tax charge	624	521	461

Adjustments in respect of prior years include the following amounts that relate to exceptional items, remeasurements and stranded cost recoveries: £nil for corporation tax (2012: £nil; 2011: £207m credit) and a £1m deferred tax credit (2012: £1m credit; 2011: £44m charge).

116 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

5. Taxation continued

Tax (credited)/charged to other comprehensive income and equity

	2013 £m	2012 £m		2011 £m
Corporation tax
Share-based payment	1	(3)		(1)
Deferred tax
Share of other comprehensive income of joint ventures and associates	–	–		(2)
Available-for-sale investments	2	2		1
Cash flow hedges	13	(2)		2
Share-based payment	1	–		(4)
Actuarial (losses)/gains	(249)	(403)		181
	(232)	(406)		177
Total tax recognised in the statement of comprehensive income Total tax relating to share-based payment recognised directly in equity	(234 2)	(403 (3	) )	182 (5)

	(232)	(406)		177

The tax charge for the year after exceptional items, remeasurements and stranded cost recoveries is lower (2012: lower; 2011: lower) than the standard rate of corporation tax in the UK of 24% (2012: 26%; 2011: 28%):

	Before exceptional items, remeasurements and stranded cost recoveries 2013 £m	After exceptional items, remeasurements and stranded cost recoveries 2013 £m	Before exceptional items, remeasurements and stranded cost recoveries 2012 £m	After exceptional items, remeasurements and stranded cost recoveries 2012 £m	Before exceptional items, remeasurements and stranded cost recoveries 2011 £m	After exceptional items, remeasurements and stranded cost recoveries 2011 £m
Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2,742	2,742	2,585	2,585	2,473	2,473
Exceptional items, remeasurements and stranded cost recoveries	–	178	–	(26)	–	151
Profit before tax	2,742	2,920	2,585	2,559	2,473	2,624
Profit before tax multiplied by UK corporation tax rate of 24% (2012: 26%; 2011: 28%)	658	701	672	665	692	735
Effects of:
Adjustments in respect of prior years	(116)	(117)	1	–	(95)	(258)
Expenses not deductible for tax purposes	37	169	36	55	42	204
Non-taxable income	(24)	(152)	(19)	(30)	5	(136)
Adjustment in respect of foreign tax rates	133	157	75	75	74	120
Impact of share-based payment	2	2	1	1	1	1
Deferred tax impact of change in UK tax rate	–	(128)	–	(242)	–	(226)
Other	(4)	(8)	(11)	(3)	3	21
Total tax	686	624	755	521	722	461

	%	%	%	%	%	%
Effective tax rate	25.0	21.4	29.2	20.4	29.2	17.6

Factors that may affect future tax charges

A reduction in the UK corporation tax rate to 21% from 1 April 2014 was announced in the Autumn Statement and a further reduction to 20% from April 2015 was announced in the 2013 UK Budget Report. These reductions have not been substantively enacted and have not been reflected in these financial statements. The Group’s tax charge will reflect these reductions in the UK corporation tax rate once the changes have been enacted.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 117

Financial Statements

Notes to the consolidated financial statements

Continued

5. Taxation continued

Taxation included within the statement of financial position

The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:

Deferred tax (assets)/liabilities	Accelerated tax depreciation £m	Share- based payment £m	Pensions and other post- retirement benefits £m	Financial instruments £m	Other net temporary differences £m	Total £m

Deferred tax assets at 31 March 2011	(2)	(18)	(882)	(60)	(706)	(1,668)
Deferred tax liabilities at 31 March 2011	5,186	–	111	6	131	5,434

At 1 April 2011	5,184	(18)	(771)	(54)	(575)	3,766
Exchange adjustments	10	–	(3)	(1)	(4)	2
Charged/(credited) to income statement	307	–	128	(34)	(20)	381
Credited to other comprehensive income	–	–	(403)	–	–	(403)
Disposals	(28)	–	–	–	–	(28)
Reclassified as held for sale	10	–	1	–	14	25
Other	–	–	3	–	(8)	(5)

At 31 March 2012	5,483	(18)	(1,045)	(89)	(593)	3,738

Deferred tax assets at 31 March 2012	(1)	(18)	(1,173)	(98)	(702)	(1,992)
Deferred tax liabilities at 31 March 2012	5,484	–	128	9	109	5,730

At 1 April 2012	5,483	(18)	(1,045)	(89)	(593)	3,738
Exchange adjustments	149	–	(47)	(1)	(32)	69
Charged/(credited) to income statement	329	2	132	68	(23)	508
Charged/(credited) to other comprehensive income and equity	–	1	(249)	15	–	(233)
Other	–	–	–	–	(6)	(6)

At 31 March 2013	5,961	(15)	(1,209)	(7)	(654)	4,076

Deferred tax assets at 31 March 2013	(2)	(15)	(1,363)	(16)	(777)	(2,173)
Deferred tax liabilities at 31 March 2013	5,963	–	154	9	123	6,249

	5,961	(15)	(1,209)	(7)	(654)	4,076

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The deferred tax balances (after offset) for statement of financial position purposes consist solely of deferred tax liabilities of £4,076m (2012: £3,738m).

At the reporting date there were no material current deferred tax assets or liabilities (2012: £nil).

Deferred tax assets in respect of capital losses, trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The deferred tax assets not recognised are as follows:

	2013 £m	2012 £m

Capital losses	323	353
Non-trade deficits	1	2
Trading losses	11	7

The capital losses and non-trade deficits that arise in the UK are available to carry forward indefinitely. However, the capital losses can only be offset against specific types of future capital gains and non-trade deficits against specific future non-trade profits. The capital losses that arise in the US can only be offset against future capital gains but will expire in the year ended 31 March 2018 if they remain unused. The trading losses arising in the UK are available to carry forward indefinitely and the trading losses arising in the US have a 20-year carry forward time limit.

The aggregate amount of temporary differences associated with the unremitted earnings of overseas subsidiaries and joint ventures for which deferred tax liabilities have not been recognised at the reporting date is approximately £1,817m (2012: £1,729m). No liability is recognised in respect of the differences because the Company and its subsidiaries are in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. In addition, as a result of a change in UK tax legislation, which largely exempts overseas dividends received on or after 1 July 2009 from UK tax, the temporary differences are unlikely to lead to additional tax.

118 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

6. Earnings per share

Earnings per share (EPS) is the amount of post-tax profit attributable to each share. Basic EPS is calculated on profit for the year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. Diluted EPS shows what the impact would be if all outstanding share options were exercised and treated as ordinary shares at year end.

Adjusted earnings per share, excluding exceptional items, remeasurements and stranded cost recoveries, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items, remeasurements and stranded cost recoveries, see note 3.

(a) Basic earnings per share

	Earnings 2013 £m	Earnings per share 2013 pence	Earnings 2012 £m	Earnings per share 2012* pence	Earnings 2011 £m	Earnings per share 2011* pence

Adjusted earnings	2,055	56.1	1,828	50.0	1,747	49.6
Exceptional items after tax	75	2.0	174	4.7	(16)	(0.5)
Remeasurements after tax	156	4.3	(122)	(3.3)	219	6.2
Stranded cost recoveries after tax	9	0.2	156	4.2	209	5.9

Earnings	2,295	62.6	2,036	55.6	2,159	61.2

		2013 millions		2012 millions		2011 millions

Weighted average number of shares – basic*		3,664		3,659		3,525

*Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends

(b) Diluted earnings per share

	Earnings 2013 £m	Earnings per share 2013 pence	Earnings 2012 £m	Earnings per share 2012* pence	Earnings 2011 £m	Earnings per share 2011* pence

Adjusted earnings	2,055	55.8	1,828	49.7	1,747	49.3
Exceptional items after tax	75	2.0	174	4.7	(16)	(0.5)
Remeasurements after tax	156	4.3	(122)	(3.2)	219	6.2
Stranded cost recoveries after tax	9	0.2	156	4.2	209	5.9

Earnings	2,295	62.3	2,036	55.4	2,159	60.9

		2013 millions		2012 millions		2011 millions

Weighted average number of shares – diluted*		3,682		3,678		3,544

*Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends
(c) Reconciliation of basic to diluted average number of shares
		2013 millions		2012 millions		2011 millions

Weighted average number of ordinary shares – basic		3,664		3,659		3,525
Effect of dilutive potential ordinary shares – employee share plans		18		19		19

Weighted average number of ordinary shares – diluted		3,682		3,678		3,544

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 119

Financial Statements

Notes to the consolidated financial statements

Continued

7. Dividends

Dividends represents the return of profits to shareholders. Dividends are paid as an amount per ordinary share held. We retain part of the profits generated in the year to meet future growth plans and pay out the remainder in accordance with our dividend policy.

Interim dividends are recognised when they become payable to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.

The following table shows the actual dividends paid to equity shareholders:

	2013			2012			2011
	Pence per share	Total £m	Settled via scrip £m	Pence per share	Total £m	Settled via scrip £m	Pence per share	Total £m	Settled via scrip £m
Interim – year ended 31 March 2013	14.49	527	187	–	–	–	–	–	–
Final – year ended 31 March 2012	25.35	906	436	–	–	–	–	–	–
Interim – year ended 31 March 2012	–	–	–	13.93	497	34	–	–	–
Final – year ended 31 March 2011	–	–	–	23.47	822	279	–	–	–
Interim – year ended 31 March 2011	–	–	–	–	–	–	12.90	451	65
Final – year ended 31 March 2010	–	–	–	–	–	–	24.84	613	141
	39.84	1,433	623	37.40	1,319	313	37.74	1,064	206

The Directors are proposing a final dividend for the year ended 31 March 2013 of 26.36p per share that will absorb approximately £967m of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 21 August 2013 to shareholders who are on the register of members at 7 June 2013 and a scrip dividend will be offered as an alternative, subject to shareholders’ approval at the Annual General Meeting.

8. Goodwill

Goodwill represents the excess of what we paid to acquire businesses over the fair value of their net assets at the acquisition date. We assess whether goodwill is recoverable each year by performing an impairment review.

Goodwill is recognised as an asset and is not amortised, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

Impairment

Goodwill is allocated to cash-generating units and this allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Impairments of goodwill are calculated as the difference between the carrying value of the goodwill and the estimated recoverable amount of the cash-generating unit to which that goodwill has been allocated. Recoverable amount is defined as the higher of fair value less costs to sell and estimated value-in-use at the date the impairment review is undertaken.

Value-in-use represents the present value of expected future cash flows, discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairments are recognised in the income statement and are disclosed separately.

120 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

8. Goodwill continued

Total £m

Cost at 1 April 2011	4,776
Exchange adjustments	22
Reclassified as held for sale (i)	(22)

Cost at 31 March 2012	4,776
Exchange adjustments	252

Cost at 31 March 2013	5,028

Net book value at 31 March 2013	5,028

Net book value at 31 March 2012	4,776

(i)	Relates to our New Hampshire businesses which were classified as held for sale at 31 March 2012 (see notes 3 and 18).

The amounts disclosed above as at 31 March 2013 include balances relating to the following cash-generating units: New York £2,898m (2012: £2,752m); Massachusetts £1,082m (2012: £1,028m); Rhode Island £403m (2012: £383m); and Federal £645m (2012: £613m).

Goodwill is reviewed annually for impairment and the recoverability of goodwill at 31 March 2013 has been assessed by comparing the carrying amount of our operations described above (our cash-generating units) with the expected recoverable amount on a value-in-use basis. In each assessment, the value-in-use has been calculated based on five year plan projections that incorporate our best estimates of future cash flows, customer rates, costs, future prices and growth. Such projections reflect our current regulatory rate plans taking into account regulatory arrangements to allow for future rate plan filings and recovery of investment.

Our plans have proved to be reliable guides in the past and the Directors believe the estimates are appropriate.

The future growth rate used to extrapolate projections beyond five years has been maintained at 2.25% (2012: 2.25%). The growth rate has been determined having regard to data on projected growth in US real gross domestic product. Based on our business’ place in the underlying US economy, it is appropriate for the terminal growth rate to be based upon the overall growth in real GDP and, given the nature of our operations, to extend over a long period of time. Cash flow projections have been discounted to reflect the time value of money, using an effective pre-tax discount rate of 9% (2012: 9%). The discount rate represents the estimated weighted average cost of capital of these operations.

While it is possible that a key assumption in the calculation could change, the Directors believe that no reasonably foreseeable change would result in an impairment of goodwill, in view of the long-term nature of the key assumptions and the margin by which the estimated fair value exceeds the carrying amount.

9. Other intangible assets

Other intangible assets includes software and acquisition-related assets (such as brand names and customer relationships), which are written down (amortised) over the length of period we expect to receive a benefit from the asset.

Identifiable intangible assets are recorded at cost less accumulated amortisation and any provision for impairment.

Other intangible assets are tested for impairment only if there is an indication that the carrying value of the assets may have been impaired.

Impairments of assets are calculated as the difference between the carrying value of the asset and the recoverable amount, if lower. Where such an asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which that asset belongs is estimated.

Impairments are recognised in the income statement and are disclosed separately.

Any assets which suffered impairment in a previous period are reviewed for possible reversal of the impairment at each reporting date.

Internally generated intangible assets, such as software, are recognised only if: an asset is created that can be identified; it is probable that the asset created will generate future economic benefits; and the development cost of the asset can be measured reliably. Where no internally generated intangible asset can be recognised, development expenditure is recorded as an expense in the period in which it is incurred.

On a business combination, as well as recording separable intangible assets possessed by the acquired entity at their fair value, identifiable intangible assets that arise from contractual or other legal rights are also included in the statement of financial position at their fair value. Acquisition-related intangible assets principally comprise customer relationships.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 121

Financial Statements

Notes to the consolidated financial statements

Continued

9. Other intangible assets continued

Other intangible assets are amortised on a straight-line basis over their estimated useful economic lives. Amortisation periods for categories of intangible assets are:

Amortisation periods	Years

Software	3 to 10
Acquisition-related intangibles	10 to 25
Other – licences and other intangibles	3 to 5

	Software £m	Acquisition- related £m	Other £m	Total £m

Cost at 1 April 2011	800	115	4	919
Exchange adjustments	1	1	–	2
Additions	203	–	–	203
Disposals	(105)	–	(4)	(109)

Cost at 31 March 2012	899	116	–	1,015
Exchange adjustments	20	6	–	26
Additions	175	–	–	175
Disposals	(26)	–	–	(26)
Reclassifications (i)	(37)	–	–	(37)

Cost at 31 March 2013	1,031	122	–	1,153

Accumulated amortisation at 1 April 2011	(383)	(31)	(4)	(418)
Exchange adjustments	(1)	–	–	(1)
Amortisation charge for the year	(74)	(5)	–	(79)
Impairment charge for the year (note 3)	–	(64)	–	(64)
Disposals	89	–	4	93
Reclassifications between categories	16	(16)	–	–

Accumulated amortisation at 31 March 2012	(353)	(116)	–	(469)
Exchange adjustments	(6)	(6)	–	(12)
Amortisation charge for the year	(101)	–	–	(101)
Disposals	9	–	–	9
Reclassifications (i)	9	–	–	9

Accumulated amortisation at 31 March 2013	(442)	(122)	–	(564)

Net book value at 31 March 2013	589	–	–	589

Net book value at 31 March 2012	546	–	–	546

(i)	Reclassifications represents amounts transferred to property, plant and equipment (see note 10).

Following the recognition of an impairment charge in relation to acquisition-related intangibles, the net book value has been fully written off.

122 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

10. Property, plant and equipment

The following note shows the physical assets controlled by us. The cost of these assets primarily represents the amount initially paid for them. A depreciation expense is charged to the income statement to reflect annual wear and tear and the reduced value of the asset over time. Depreciation is calculated by estimating the number of years we expect the asset to be used (useful economic life) and charging the cost of the asset to the income statement equally over this period.

Our strategy in action

We operate an energy networks business and therefore have a significant physical asset base. We continue to invest in our networks to maintain reliability, create new customer connections and ensure our networks have the flexibility and resilience necessary to meet future challenges. Our business plan envisages these additional investments will be funded through a mixture of cash generated from operations and the issue of new debt.

Property, plant and equipment is recorded at cost, less accumulated depreciation and any impairment losses.

Cost includes the purchase price of the asset, any payroll and finance costs incurred which are directly attributable to the construction of property, plant and equipment as well as the cost of any associated asset retirement obligations.

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

Other items of property, plant and equipment are depreciated, on a straight-line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, consideration is given to any contractual arrangements and operational requirements relating to particular assets. The assessments of estimated useful economic lives and residual values of assets are performed annually. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of property, plant and equipment are, in general, as shown in the table below:

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are, depending on their magnitude, recognised as an exceptional item within operating profit in the income statement.

Items within property, plant and equipment are tested for impairment only if there is some indication that the carrying value of the assets may have been impaired.

Impairments of assets are calculated as the difference between the carrying value of the asset and the recoverable amount, if lower. Where such an asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which that asset belongs is estimated.

Material impairments are recognised in the income statement and are disclosed separately.

Any assets which suffered impairment in a previous period are reviewed for possible reversal of the impairment at each reporting date.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 123

Financial Statements

Notes to the consolidated financial statements

Continued

10. Property, plant and equipment continued

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2011	1,758	40,898	2,417	1,052	46,125
Exchange adjustments	5	66	2	–	73
Additions	161	757	2,170	84	3,172
Disposals	(8)	(294)	(4)	(612)	(918)
Reclassified as held for sale	(3)	11	–	(3)	5
Reclassifications between categories	100	1,261	(1,610)	249	–
Cost at 31 March 2012	2,013	42,699	2,975	770	48,457
Exchange adjustments	55	803	45	13	916
Additions	141	704	2,584	82	3,511
Disposals	(24)	(311)	(2)	(130)	(467)
Reclassifications (i)	140	1,471	(1,642)	68	37
Cost at 31 March 2013	2,325	45,366	3,960	803	52,454
Accumulated depreciation at 1 April 2011	(409)	(13,100)	(2)	(658)	(14,169)
Exchange adjustments	(1)	(18)	–	–	(19)
Depreciation charge for the year (ii)	(54)	(1,056)	–	(102)	(1,212)
Impairment charge for the year (iii)	–	(15)	–	–	(15)
Disposals	8	257	–	374	639
Reclassified as held for sale	–	18	–	2	20
Reclassifications between categories	20	110	–	(130)	–
Accumulated depreciation at 31 March 2012	(436)	(13,804)	(2)	(514)	(14,756)
Exchange adjustments	(11)	(216)	–	(9)	(236)
Depreciation charge for the year (ii)	(75)	(1,085)	–	(121)	(1,281)
Disposals	23	299	2	96	420
Reclassifications (i)	–	–	–	(9)	(9)
Accumulated depreciation at 31 March 2013	(499)	(14,806)	–	(557)	(15,862)
Net book value at 31 March 2013	1,826	30,560	3,960	246	36,592
Net book value at 31 March 2012	1,577	28,895	2,973	256	33,701

(i)    Represents amounts transferred between categories and from other intangible assets (see note 9).

(ii)   Includes amounts in respect of capitalised depreciation of £21m (2012: £19m).

(iii)  Relates to impairment of LNG assets.

				2013 £m	2012 £m
Information in relation to property, plant and equipment
Capitalised interest included within cost				1,275	1,148
Net book value of assets held under finance leases (all relating to motor vehicles and office equipment)				188	207
Additions to assets held under finance leases (all relating to motor vehicles and office equipment)				48	36
Contributions to cost of property, plant and equipment included within:
Trade and other payables				43	43
Non-current liabilities				1,492	1,467

124 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

11. Other non-current assets

Other non-current assets includes assets that do not fall into any other non-current asset category (such as goodwill or property, plant and equipment) and the benefit to be received from the asset is not due to be received until after 31 March 2014.

	2013 £m	2012 £m
Commodity contract assets	47	36
Other receivables	51	54
Prepayments	6	5
	104	95

There is no material difference between the fair value and the carrying value of other non-current assets.

12. Financial and other investments

Financial and other investments includes two main categories. Assets that are classified as available-for-sale typically represent investments in short-term money funds and quoted investments in equities or bonds of other companies. The second category is loans and receivables which includes cash balances that cannot be readily used in operations, principally collateral pledged for certain borrowings and restricted cash balances relating to our UK pension schemes.

Financial assets, liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into, and recognised on trade date. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any other categories.

Loans receivable and other receivables are initially recognised at fair value and subsequently held at amortised cost using the effective interest method. Interest income, together with gains and losses when the loans and receivables are derecognised or impaired, are recognised in the income statement.

Available-for-sale financial investments are recognised at fair value plus directly related incremental transaction costs, and are subsequently carried at fair value in the statement of financial position. Changes in the fair value of available-for-sale investments are recognised directly in equity, until the investment is disposed of or is determined to be impaired. At this time the cumulative gain or loss previously recognised in equity is included in the income statement for the period. Investment income is recognised using the effective interest method and taken through interest income in the income statement.

Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for issued liabilities. When independent prices are not available, fair values are determined by using valuation techniques that are consistent with techniques commonly used by the relevant market. The techniques use observable market data.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 125

Financial Statements

Notes to the consolidated financial statements

Continued

12. Financial and other investments continued

	2013 £m	2012 £m
Non-current
Available-for-sale investments	278	251
Current
Available-for-sale investments	4,441	1,675
Loans and receivables	990	716
	5,431	2,391
Total financial and other investments	5,709	2,642
Financial and other investments include the following:
Investments in short-term money funds	4,120	1,342
Managed investments in equity and bonds (i)	453	441
Bank deposits (i)	165	9
Cash surrender value of life insurance policies	145	130
Other investments	4	4
Restricted cash balances (ii)	822	716
	5,709	2,642

(i)	Includes £296m (2012: £286m) of current investments which are held by insurance captives and are therefore restricted.

(ii)	Principally comprises collateral placed with counterparties with whom we have entered into a credit support annex to the ISDA Master Agreement £507m (2012: £461m), and secured bank accounts with charges in favour of the UK pension schemes Trustees of £179m (2012: £146m).

Available-for-sale investments are recorded at fair value. Due to their short maturities the carrying value of loans and receivables approximates their fair value. The maximum exposure to credit risk at the reporting date is the fair value of the financial investments. For further information on our credit risk, refer to note 30(c). None of the financial investments are past due or impaired.

13. Investments in joint ventures and associates

Investments in joint ventures and associates represents businesses we do not control, but in which we have up to a 50% equity holding and exercise joint control or significant influence.

A joint venture is an entity established to engage in economic activity, which the Company jointly controls with its fellow venturers. An associate is an entity which is neither a subsidiary nor a joint venture, but over which the Company has significant influence.

	2013 £m	2012 £m
Share of net assets at 1 April	341	356
Exchange adjustments	9	(15)
Additions	14	13
Share of retained profit for the year	18	7
Dividends received	(21)	(26)
Other movements	10	6
Share of net assets at 31 March	371	341

A list of principal joint ventures and associates is provided in note 33.

126 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

14. Derivative financial instruments

A derivative is a financial instrument used to manage the risk associated with fluctuations in the value of certain assets or liabilities. In accordance with Board approved policies, we use derivatives to manage our exposure to fluctuations in interest rate and foreign exchange rate on borrowings and other contractual cash flows.

Derivative financial instruments are initially recognised at fair value and subsequently remeasured at fair value at each reporting date. Changes in fair values are recorded in either the income statement or other comprehensive income depending on the applicable accounting standards.

Analysis of these derivatives and the various methods used to calculate their respective fair values is detailed below and in note 30.

Derivatives are financial instruments that derive their value from the price of an underlying item such as interest rates, foreign exchange, credit spreads, commodities, equity or other indices. Derivatives enable their users to manage their exposure to these market or credit risks. We use derivatives to manage the interest rate and foreign exchange risks from our financing portfolio and this enables the optimisation of the overall cost of accessing debt capital markets. We also use derivatives to manage our operational market risks from commodities. The commodity derivative contracts are detailed in note 31.

Derivative financial instruments are recorded at fair value through profit or loss. Where the fair value of a derivative is positive it is carried as a derivative asset, and where negative as a derivative liability. Assets and liabilities on different transactions are only reported net if the transactions are with the same counterparty, a legal right of set off exists and the cash flows are intended to be settled on a net basis. Gains and losses arising from the changes in fair value are included in the income statement in the period they arise.

We calculate fair value of the financial derivatives by discounting all future cash flows by the market yield curve at the reporting date. The market yield curve for each currency is obtained from external sources for interest and foreign exchange rates. In the case of derivative instruments that include options, the Black’s variation of the Black-Scholes model is used to calculate fair value.

Where possible, derivatives held as hedging instruments are formally designated as hedges as defined in IAS 39. Derivatives may qualify as hedges for accounting purposes if they are fair value hedges, cash flow hedges or net investment hedges.

Hedge accounting allows derivatives to be designated as a hedge of another (non-derivative) financial instrument, to mitigate the impact of potential volatility in the income statement of changes in the fair value of the derivative instruments. To qualify for hedge accounting, documentation is prepared specifying the hedging strategy, the component transactions and methodology used for effectiveness measurement. National Grid uses three hedge accounting methods, which are described as follows:

Fair value hedges

Fair value hedges principally consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates. For qualifying fair value hedges, all changes in the fair value of the derivative and changes in the fair value of the item in relation to the risk being hedged are recognised in the income statement to the extent the fair value hedge is effective. Adjustments made to the carrying amount of the hedged item for fair value hedges will be amortised over the remaining life, in line with the hedged item.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 127

Financial Statements

Notes to the consolidated financial statements

Continued

14. Derivative financial instruments continued

Cash flow hedges

Exposure arises from the variability in future interest and currency cash flows on assets and liabilities which bear interest at variable rates or are in a foreign currency. Interest rate and cross-currency swaps are maintained, and designated as cash flow hedges, where they qualify, to manage this exposure. Fair value changes on designated cash flow hedges are initially recognised directly in the cash flow hedge reserve, as gains or losses recognised in equity and any ineffective portion is recognised immediately in the income statement. Amounts are transferred from equity and recognised in the income statement as the income or expense is recognised on the hedged item.

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

When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is transferred to the income statement.

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

The cross-currency swaps and forward foreign currency contracts are hedge accounted using the spot to spot method. The foreign exchange gain or loss on retranslation of the borrowings and the spot to spot movements on the cross-currency swaps and forward currency contracts are transferred to equity to offset gains or losses on translation of the net investment in the non-sterling denominated subsidiaries, with any ineffective portion recognised immediately in the income statement.

Derivatives not in a formal hedge relationship

Our policy is not to use derivatives for trading purposes. However, due to the complex nature of hedge accounting under IAS 39 some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised in remeasurements within the income statement.

Discontinuation of hedge accounting

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. At that time, any cumulative gains or losses relating to cash flow hedges recognised in equity are initially retained in equity and subsequently recognised in the income statement in the same periods in which the previously hedged item affects net profit or loss. Amounts deferred in equity with respect to net investment hedges are subsequently recognised in the income statement in the event of the disposal of the overseas operations concerned. For fair value hedges, the cumulative adjustment recorded to the carrying value of the hedged item at the date hedge accounting is discontinued is amortised to the income statement using the effective interest method.

Embedded derivatives

No adjustment is made with respect to derivative clauses embedded in financial instruments or other contracts that are defined as closely related to those instruments or contracts. Consequently these embedded derivatives are not accounted for separately from the debt instrument. Where there are embedded derivatives in host contracts not closely related, the embedded derivative is separately accounted for as a derivative financial instrument.

128 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

14. Derivative financial instruments continued

Our use of derivatives may entail a derivative transaction qualifying for one or more hedge type designations under IAS 39. The fair value amounts by designated hedge type can be analysed as follows:

	2013			2012
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Fair value hedges
Interest rate swaps	390	–	390	230	–	230
Cross-currency interest rate swaps	349	(7)	342	409	(12)	397
	739	(7)	732	639	(12)	627
Cash flow hedges
Interest rate swaps	–	(90)	(90)	–	(87)	(87)
Cross-currency interest rate swaps	361	(148)	213	448	(57)	391
Foreign exchange forward contracts	3	(2)	1	–	(5)	(5)
Inflation linked swaps	4	(20)	(16)	2	(18)	(16)
	368	(260)	108	450	(167)	283
Net investment hedges
Cross-currency interest rate swaps	141	(197)	(56)	149	(214)	(65)
Foreign exchange forward contracts	8	(47)	(39)	50	–	50
	149	(244)	(95)	199	(214)	(15)
Derivatives not in a formal hedge relationship
Interest rate swaps	887	(884)	3	754	(710)	44
Cross-currency interest rate swaps	33	(20)	13	33	(16)	17
Foreign exchange forward contracts	4	(14)	(10)	14	–	14
Forward rate agreements	–	(5)	(5)	–	(5)	(5)
Inflation linked swaps	44	(226)	(182)	37	(297)	(260)
	968	(1,149)	(181)	838	(1,028)	(190)
	2,224	(1,660)	564	2,126	(1,421)	705
Hedge positions offset within derivative instruments	21	(21)	–	10	(10)	–
Total	2,245	(1,681)	564	2,136	(1,431)	705

The maturity profile of derivative financial instruments is as follows:

	2013			2012
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Less than 1 year	273	(407)	(134)	317	(162)	155
Current	273	(407)	(134)	317	(162)	155
In 1-2 years	42	(44)	(2)	109	(74)	35
In 2-3 years	75	(51)	24	92	(60)	32
In 3-4 years	119	(121)	(2)	84	(30)	54
In 4-5 years	84	(55)	29	116	(132)	(16)
More than 5 years	1,652	(1,003)	649	1,418	(973)	445
Non-current	1,972	(1,274)	698	1,819	(1,269)	550
	2,245	(1,681)	564	2,136	(1,431)	705

For each class of derivative the notional contract* amounts are as follows:

	2013 £m	2012 £m
Interest rate swaps	(16,603)	(17,342)
Cross-currency interest rate swaps	(9,641)	(6,305)
Foreign exchange forward contracts	(3,142)	(4,636)
Forward rate agreements	(2,443)	(4,223)
Inflation linked swaps	(1,390)	(1,379)
Total	(33,219)	(33,885)

*The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the reporting date

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 129

Financial Statements

Notes to the consolidated financial statements

Continued

15. Inventories and current intangible assets

Inventories represent assets that we intend to use in order to generate revenue in future periods, either by selling the asset itself (for example fuel stocks) or by using it to fulfil a service to a customer (consumables) or to maintain our network.

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

	2013 £m	2012 £m

Fuel stocks	114	191
Raw materials and consumables	156	143
Work in progress	13	13
Current intangible assets – emission allowances	8	29

	291	376

There is a provision for obsolescence of £27m against inventories as at 31 March 2013 (2012: £28m).

130 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

16. Trade and other receivables

Trade and other receivables are amounts which are due from our customers for services we have provided. Other receivables also include prepayments made by us, for example, property lease rentals paid in advance.

Trade, loan and other receivables are initially recognised at fair value and subsequently measured at amortised cost, less any appropriate allowances for estimated irrecoverable amounts. A provision is established for irrecoverable amounts when there is objective evidence that amounts due under the original payment terms will not be collected.

	2013 £m	2012 £m

Trade receivables	1,325	933
Prepayments and accrued income	1,421	963
Commodity contract assets	42	35
Other receivables	122	40

	2,910	1,971

Trade receivables are non interest-bearing and generally have a 30-90 day term. Due to their short maturities, the fair value of trade and other receivables approximates their book value. Commodity contract assets are recorded at fair value. All other receivables are recorded at amortised cost.

Provision for impairment of receivables

	2013 £m	2012 £m

At 1 April	270	283
Exchange adjustments	13	1
Charge for the year, net of recoveries	75	103
Uncollectible amounts written off against receivables	(97)	(117)

At 31 March	261	270

Trade receivables past due but not impaired

	2013 £m	2012 £m

Up to 3 months past due	242	171
3 to 6 months past due	45	53
Over 6 months past due	4	4

	291	228

For further information on our wholesale and retail credit risk, refer to note 30(c). For further information on our commodity risk, refer to note 31.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 131

Financial Statements

Notes to the consolidated financial statements

Continued

17. Cash and cash equivalents

Cash and cash equivalents includes cash balances, together with short-term investments with an original maturity of less than three months that are readily convertible to cash.

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

Net cash and cash equivalents held in currencies other than sterling have been converted into sterling at year-end exchange rates. For further information on currency exposures, refer to note 30(a)(i).

	2013 £m	2012 £m

Cash at bank	99	60
Short-term deposits	572	272

Cash and cash equivalents excluding bank overdrafts	671	332
Bank overdrafts	(23)	(33)

Net cash and cash equivalents	648	299

At 31 March 2013, £21m (2012: £29m) of cash and cash equivalents were restricted. This primarily relates to cash held in captive insurance companies.

132 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

18. Businesses classified as held for sale

When the Directors have taken the decision to dispose of a component of the business, but the sale has not been completed at the year end, the assets and liabilities relating to that component are removed from individual lines in the statement of financial position and grouped into assets held for sale and liabilities held for sale. This enables users of the financial statements to understand more clearly what assets and liabilities the remaining business holds for continuing operations.

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

As at 31 March 2012, our EnergyNorth gas business and Granite State electricity business in New Hampshire were reclassified as businesses held for sale. On 3 July 2012 we completed the sale of these businesses for net proceeds of £183m.

The results of these businesses were not separately disclosed from those of continuing operations as they did not constitute a separate major line of business or geographical area of National Grid’s operations.

There were no assets or liabilities related to businesses held for sale at 31 March 2013.

	2013 £m	2012 £m

Goodwill	–	34
Other intangible assets	–	1
Property, plant and equipment	–	192
Other receivables	–	3

Non-current assets	–	230

Inventories	–	7
Trade and other receivables	–	25
Financial investments	–	2

Current assets	–	34

Assets of businesses held for sale	–	264

Trade and other payables	–	(15)

Current liabilities	–	(15)

Borrowings	–	(10)
Other non-current liabilities	–	(2)
Deferred tax liabilities	–	(9)
Pensions and other post-retirement benefit obligations	–	(14)
Provisions	–	(37)

Non-current liabilities	–	(72)

Liabilities of businesses held for sale	–	(87)

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 133

Financial Statements

Notes to the consolidated financial statements

Continued

19. Borrowings

We borrow money primarily in the form of bonds and bank loans. These are for a fixed term and may have fixed or floating interest rates. As indicated in note 14, we use derivatives to manage risks associated with interest rates and foreign exchange.

Our strategy in action

Our price controls and rate plans require us to fund our networks within a certain ratio of debt to equity and as a result we have issued a significant amount of debt. As we continue to invest in our networks, the value of debt is expected to increase over time. To maintain a strong balance sheet and to allow us to access capital markets at commercially acceptable interest rates, we balance the amount of debt we issue with the value of our assets, and take account of certain other metrics used by credit rating agencies.

Borrowings, which include interest-bearing and inflation linked debt and overdrafts are recorded at their initial fair value which normally reflects the proceeds received, net of direct issue costs less any repayments. Subsequently these are stated at amortised cost, using the effective interest method. Any difference between the proceeds after direct issue costs and the redemption value is recognised over the term of the borrowing in the income statement using the effective interest method.

	2013 £m	2012 £m

Current
Bank loans	1,194	1,061
Bonds	1,761	1,356
Commercial paper	438	–
Finance leases	20	22
Other loans	12	20
Bank overdrafts	23	33

	3,448	2,492

Non-current
Bank loans	1,863	2,160
Bonds	22,435	18,012
Finance leases	175	185
Other loans	174	176

	24,647	20,533

Total	28,095	23,025

Total borrowings are repayable as follows:

	2013 £m	2012 £m

Less than 1 year	3,448	2,492
In 1-2 years	1,872	1,867
In 2-3 years	860	1,725
In 3-4 years	1,255	828
In 4-5 years	1,420	1,252
More than 5 years:
by instalments	71	77
other than by instalments	19,169	14,784

	28,095	23,025

134 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

19. Borrowings continued

The fair value of borrowings at 31 March 2013 was £30,792m (2012: £25,217m). Market values, where available, have been used to determine fair value. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2013 was £27,391m (2012: £22,618m).

The assets of the Colonial Gas Company and the Niagara Mohawk Power Corporation and certain gas distribution assets of the Narragansett Electric Company are subject to liens and other charges and are provided as collateral over borrowings totalling £512m at 31 March 2013 (2012: £487m).

Collateral is placed with or received from any counterparty where we have entered into a credit support annex to the ISDA Master Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £730m (2012: £655m) in respect of cash received under collateral agreements. For further details of our borrowing facilities, refer to note 32. For further details of our bonds in issue, please refer to the debt investor section of our website.

Assets held under finance leases are recognised at their fair value or, if lower, the present value of the minimum lease payments on inception. The corresponding liability is recognised as a finance lease obligation within borrowings. Rental payments are apportioned between finance costs and reduction in the finance lease obligation, so as to achieve a constant rate of interest.

Assets held under finance leases are depreciated over the shorter of their useful life and the lease term.

Finance lease obligations

	2013 £m	2012 £m

Gross finance lease liabilities are repayable as follows:
Less than 1 year	20	22
1-5 years	109	125
More than 5 years	101	100

	230	247

Less: finance charges allocated to future periods	(35)	(40)

	195	207

The present value of finance lease liabilities is as follows:
Less than 1 year	20	22
1-5 years	96	109
More than 5 years	79	76

	195	207

20. Trade and other payables

Trade and other payables includes amounts owed to suppliers, tax authorities and other parties which are due to be settled within 12 months. The total also includes deferred income, which represents monies received from customers but for which we have not yet completed the associated service. These amounts are recognised as revenue when the service is provided.

Trade payables are initially recognised at fair value and subsequently measured at amortised cost.

	2013 £m	2012 £m

Trade payables	2,033	1,530
Deferred income	155	305
Commodity contract liabilities	69	149
Social security and other taxes	131	107
Other payables	663	594

	3,051	2,685

Due to their short maturities, the fair value of trade and other payables approximates their book value. Commodity contract liabilities are recorded at fair value. All other trade and other payables are recorded at amortised cost.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 135

Financial Statements

Notes to the consolidated financial statements

Continued

21. Other non-current liabilities

Other non-current liabilities includes deferred income which will not be recognised as income until after 31 March 2014. It also includes payables that are not due until after that date.

	2013 £m	2012 £m

Deferred income	1,579	1,557
Commodity contract liabilities	70	111
Other payables	235	253

	1,884	1,921

Commodity contract liabilities are recorded at fair value. All other non-current liabilities are recorded at amortised cost. There is no material difference between the fair value and the carrying value of other non-current liabilities.

22. Pensions and other post-retirement benefits

Substantially all our employees are members of either defined benefit or defined contribution pension plans. The principal UK schemes are the National Grid UK Pension Scheme and the National Grid Electricity Group of the Electricity Supply Pension Scheme. In the US, we have a number of plans and also provide healthcare and life insurance benefits to eligible retired US employees.

The fair value of plan assets and present value of defined benefit obligations are updated annually. For further details of each scheme/plan’s terms and the actuarial assumptions used to value the associated assets and obligations, see note 29.

Below we provide a more detailed analysis of the amounts recorded in the primary financial statements.

For defined contribution schemes, the Group pays contributions into a separate fund on behalf of the employee and has no further obligations to employees. The risks associated with this type of scheme are assumed by the member.

For defined benefit retirement schemes, members receive benefits on retirement, the value of which is dependent on factors such as salary and length of pensionable service. The Group underwrites both financial and demographic risks associated with this type of scheme.

The cost of providing benefits in a defined benefit scheme is determined using the projected unit method, with actuarial valuations being carried out at each reporting date.

The Group’s obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned for their pensionable service in the current and prior periods.

That benefit is discounted to determine its present value and the fair value of scheme assets and any unrecognised past service cost is then deducted. The discount rate used is the yield at the valuation date on high quality corporate bonds.

The Group takes advice from independent actuaries relating to the appropriateness of the assumptions which include life expectancy of members, expected salary and pension increases, inflation and the return on scheme assets. We note that comparatively small changes in the assumptions used may have a significant effect on the income statement and statement of financial position.

The liabilities of the defined benefit schemes are measured by discounting the best estimate of future cash flows to be paid using the projected unit method. This method is an accrued benefits valuation method that makes allowance for projected earnings.

These calculations are performed by a qualified actuary.

Actuarial gains and losses are recognised in full in the period in which they occur in the statement of other comprehensive income.

136 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

22. Pensions and other post-retirement benefits continued

Amounts recognised in the income statement and statement of other comprehensive income

	Pensions			US other post-retirement benefits
	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
Included within payroll costs
Defined contribution scheme costs	16	13	11	–	–	–
Defined benefit scheme costs:
Current service cost	177	159	165	43	37	37
Past service cost	1	2	28	6	6	3
Curtailment (gain)/loss on redundancies	(7)	13	(4)	–	23	(29)
Special termination benefits on redundancies	20	19	6	–	–	–
Curtailment cost – augmentations	2	2	2	–	–	–
	209	208	208	49	66	11

Included within exceptional items
Net loss/(gain) on disposal of businesses	3	(6)	2	1	–	–

Included within finance income and costs
Interest cost	1,020	1,063	1,084	133	140	147
Expected return on plan assets	(1,130)	(1,189)	(1,185)	(92)	(84)	(71)
	(110)	(126)	(101)	41	56	76

Included within other comprehensive income
Actuarial net (loss)/gain during the year	(780)	(1,207)	483	(150)	(118)	88
Exchange differences	(37)	2	38	(75)	6	87
	(817)	(1,205)	521	(225)	(112)	175

Cumulative actuarial loss	(2,660)	(1,880)	(673)	(542)	(392)	(274)

Amounts recognised in the statement of financial position
	Pensions			US other post-retirement benefits
	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
Present value of funded obligations	(23,410)	(21,143)	(19,255)	(3,020)	(2,630)	(2,458)
Fair value of plan assets	21,770	19,957	18,903	1,515	1,192	1,066
	(1,640)	(1,186)	(352)	(1,505)	(1,438)	(1,392)
Present value of unfunded obligations	(266)	(243)	(225)	–	–	–
Other post-employment liabilities	(3)	(5)	–	(83)	(66)	(62)
Unrecognised past service cost	1	2	4	(3)	3	9
Net liability in the statement of financial position	(1,908)	(1,432)	(573)	(1,591)	(1,501)	(1,445)
Liabilities	(2,103)	(1,587)	(1,129)	(1,591)	(1,501)	(1,445)
Assets	195	155	556	–	–	–
Net liability	(1,908)	(1,432)	(573)	(1,591)	(1,501)	(1,445)

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 137

Financial Statements

Notes to the consolidated financial statements

Continued

22. Pensions and other post-retirement benefits continued

	Pensions			US other post-retirement benefits
	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m
Changes in the present value of defined benefit obligations (including unfunded obligations)
Opening defined benefit obligations	(21,386)	(19,480)	(19,598)	(2,630)	(2,458)	(2,602)
Current service cost	(177)	(159)	(165)	(43)	(37)	(37)
Interest cost	(1,020)	(1,063)	(1,084)	(133)	(140)	(147)
Actuarial (losses)/gains	(1,930)	(1,673)	185	(176)	(83)	28
Curtailment gain/(loss) on redundancies and settlements	43	(13)	10	5	(23)	29
Transfers in	–	1	1	–	–	–
Special termination benefits	(20)	(13)	(17)	–	–	–
Curtailment cost – augmentations	(2)	(2)	(2)	–	–	–
Plan amendments	–	–	(28)	–	–	14
Medicare subsidy received	–	–	–	(19)	(6)	(5)
Employee contributions	(3)	(3)	(3)	–	–	–
Benefits paid	1,070	1,035	985	123	127	117
Transferred to liabilities of businesses held for sale	–	3	7	–	2	2
Exchange adjustments	(251)	(19)	229	(147)	(12)	143
Closing defined benefit obligations	(23,676)	(21,386)	(19,480)	(3,020)	(2,630)	(2,458)
Changes in the fair value of plan assets
Opening fair value of plan assets	19,957	18,903	18,186	1,192	1,066	950
Expected return on plan assets	1,130	1,189	1,185	92	84	71
Actuarial gains/(losses)	1,150	466	298	26	(35)	60
Transfers out	–	(1)	(1)	–	–	–
Employer contributions	425	415	408	262	198	158
Employee contributions	3	3	3	–	–	–
Benefits paid	(1,070)	(1,035)	(985)	(123)	(127)	(117)
Assets distributed in settlements and transfers	(39)	–	–	(6)	–	–
Exchange adjustments	214	17	(191)	72	6	(56)
Closing fair value of plan assets	21,770	19,957	18,903	1,515	1,192	1,066
Actual return on plan assets	2,280	1,655	1,483	118	49	131
Expected contributions to plans in the following year	364	353	353	196	248	200

23. Provisions

We make provisions when an obligation exists, relating to events in the past and it is probable that cash will be paid to settle it, but the amount of cash required can only be estimated.

The main estimates relate to environmental and decommissioning costs for various sites we own or have owned which require restoration or remediation and other provisions, including lease contracts we have entered into that are now unprofitable.

Our strategy in action

We are committed to the protection and enhancement of the environment. However, we have acquired, owned and operated a number of businesses which have, during the course of their operations, created an environmental impact. We have a provision that reflects the expected cost to remediate these sites and it is uncommon that new sites with significant expected costs are added to the provision as a result of current operations.

Provisions are recognised where a legal or constructive obligation exists at the reporting date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

Provision is made for decommissioning and environmental costs, based on future estimated expenditures, discounted to present values. An initial estimate of decommissioning and environmental costs attributable to property, plant and equipment is recorded as part of the original cost of the related property, plant and equipment.

138 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

23. Provisions continued

Changes in the provision arising from revised estimates or discount rates or changes in the expected timing of expenditures that relate to property, plant and equipment are recorded as adjustments to their carrying value and depreciated prospectively over their remaining estimated useful economic lives; otherwise such changes are recognised in the income statement.

The unwinding of the discount is included within the income statement as a financing charge.

	Environ-	Decom-				Total
	mental	missioning	Restructuring	Emissions	Other	provisions
	£m	£m	£m	£m	£m	£m

At 1 April 2011	1,150	120	128	24	392	1,814
Exchange adjustments	4	1	–	–	1	6
Additions	58	1	39	7	14	119
Unused amounts reversed	(9)	–	(23)	(6)	(17)	(55)
Reclassified as held for sale	3	–	–	–	–	3
Unwinding of discount	53	1	–	–	18	72
Utilised	(101)	(11)	(74)	(2)	(40)	(228)

At 31 March 2012	1,158	112	70	23	368	1,731
Exchange adjustments	45	5	–	1	14	65
Additions	92	–	31	1	83	207
Unused amounts reversed	(55)	(20)	(5)	(3)	(4)	(87)
Unwinding of discount	59	–	–	–	16	75
Utilised	(101)	(16)	(43)	(14)	(57)	(231)

At 31 March 2013	1,198	81	53	8	420	1,760

					2013	2012
					£m	£m

Current					308	282
Non-current					1,452	1,449

					1,760	1,731

Environmental provision

The environmental provision represents the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings, together with certain US sites that National Grid no longer owns. The environmental provision is as follows:

	2013			2012
	Discounted	Undiscounted	Real	Discounted	Undiscounted	Real
	£m	£m	discount rate	£m	£m	discount rate

UK sites (i)	302	397	2%	306	423	2%
US sites (ii)	896	1,014	2%	852	960	2%

	1,198	1,411		1,158	1,383

(i)	The remediation expenditure in the UK relates to old gas manufacturing sites and also to electricity transmission sites. Cash flows are expected to be incurred between 2013 and 2062. A number of uncertainties affect the calculation of the provision, including the impact of regulation, accuracy of the site surveys, unexpected contaminants, transportation costs, the impact of alternative technologies and changes in the discount rate. This provision incorporates our best estimate of the financial effect of these uncertainties, but future material changes in any of the assumptions could materially impact the calculation of the provision. The undiscounted amount is the undiscounted best estimate of the liability having regard to these uncertainties.

(ii)	The remediation expenditure in the US is expected to be incurred between 2013 and 2058. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK sites. However, unlike the UK, with the exception of immaterial amounts of such costs, this expenditure is expected to be largely recoverable from ratepayers under the terms of various rate agreements in the US.

Decommissioning provision

The decommissioning provision primarily represents £69m (2012: £74m) of expenditure relating to asset retirement obligations expected to be incurred until 2058. It also includes the net present value of the estimated expenditure (discounted at a real rate of 2%) expected to be incurred until 2038 in respect of the decommissioning of certain nuclear generating units that National Grid no longer owns.

Restructuring provision

The restructuring provision principally relates to business reorganisation costs in the UK and the US and is expected to be incurred until 2014. At 31 March 2013, £5m of the total restructuring provision (2012: £8m) consisted of provisions for the disposal of surplus leasehold interests and rates payable on surplus properties with expenditure expected to be incurred until 2018.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 139

Financial Statements

Notes to the consolidated financial statements

Continued

23. Provisions continued

Emissions provision

The provision for emission costs is expected to be settled using emission allowances granted.

Other provisions

Included within other provisions at 31 March 2013 are amounts provided in respect of onerous lease commitments of £165m (2012: £178m).

Other provisions also include £174m (2012: £141m) of estimated liabilities in respect of past events insured by insurance subsidiary undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date. It also includes £13m (2012: £13m) in respect of obligations associated with investments in joint ventures.

24. Share capital

Ordinary share capital represents the total number of shares issued which are publicly traded. We also disclose the number of treasury shares the Company holds, which are shares that the Company has bought itself, predominantly to satisfy employee share option plan liabilities.

Share capital is accounted for as an equity instrument. An equity instrument is any contract that includes a residual interest in the consolidated assets of the Company after deducting all its liabilities and is recorded at the proceeds received, net of direct issue costs, with an amount equal to the nominal amount of the shares issued included in the share capital account and the balance recorded in the share premium account.

	Allotted, called up
	and fully paid
Ordinary shares	millions	£m
At 1 April 2011	3,648	416
Issued during the year in lieu of dividends (i)	53	6
At 31 March 2012	3,701	422
Issued during the year in lieu of dividends (i)	94	11
At 31 March 2013	3,795	433

(i)	The issue of shares in lieu of dividends is considered to be a bonus issue under the terms of the Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

The share capital of the Company consists of ordinary shares of 11 17⁄43 pence nominal value each including American Depositary Shares. The ordinary and American Depositary Shares allow holders to receive dividends and vote at general meetings of the Company. The Company holds treasury shares but may not exercise any rights over these shares including the entitlement to vote or receive dividends. There are no restrictions on the transfer or sale of ordinary shares.

In line with the provisions of the Companies Act 2006, National Grid plc has amended its Articles of Association and ceased to have authorised share capital.

Treasury shares

At 31 March 2013, the Company held 129m (2012: 135m) of its own shares. The market value of these shares as at 31 March 2013 was £989m (2012: £854m).

The maximum number of shares held during the year was 135m ordinary shares (2012: 140m) representing approximately 3.6% (2012: 3.8%) of the ordinary shares in issue as at 31 March 2013 and having a nominal value of £15m (2012: £16m).

140 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

25. Other equity reserves

Other equity reserves are different categories of equity as required by accounting standards and represent the impact of a number of our historical transactions.

Other equity reserves comprise the translation reserve (see accounting policy B), cash flow hedge reserve (see note 14), available-for-sale reserve (see note 12), the capital redemption reserve and the merger reserve. The merger reserve arose as a result of the application of merger accounting principles under the then prevailing UK GAAP, which under IFRS 1 was retained for mergers that occurred prior to the IFRS transition date. Under merger accounting principles, the difference between the carrying amount of the capital structure of the acquiring vehicle and that of the acquired business was treated as a merger difference and included within reserves.

As the amounts included in other equity reserves are not attributable to any of the other classes of equity presented, they have been disclosed as a separate classification of equity.

	Translation £m	Cash flow hedge £m	Available- for-sale £m	Capital redemption £m	Merger £m	Total £m
At 1 April 2010	414	(97)	48	19	(5,165)	(4,781)
Exchange adjustments	(95)	–	–	–	–	(95)
Net gains taken to equity	–	7	16	–	–	23
Transferred to profit or loss	–	(7)	(3)	–	–	(10)
Rights issue (i)	–	–	–	–	3,101	3,101
Transferred to retained earnings (i)	–	–	–	–	(3,101)	(3,101)
Deferred tax	–	(2)	(1)	–	–	(3)
Share of other comprehensive loss of joint ventures	–	(4)	–	–	–	(4)
At 31 March 2011	319	(103)	60	19	(5,165)	(4,870)
Exchange adjustments	27	–	–	–	–	27
Net (losses)/gains taken to equity	–	(18)	16	–	–	(2)
Transferred to profit or loss	–	19	(9)	–	–	10
Deferred tax	–	2	(2)	–	–	–
At 31 March 2012	346	(100)	65	19	(5,165)	(4,835)
Exchange adjustments	117	–	–	–	–	117
Net (losses)/gains taken to equity	–	(31)	20	–	–	(11)
Transferred to profit or loss	–	73	(10)	–	–	63
Deferred tax	–	(13)	(2)	–	–	(15)
At 31 March 2013	463	(71)	73	19	(5,165)	(4,681)

(i)	During the year ended 31 March 2011, the Company raised £3.2bn (net of expenses of £105m) through a rights issue of 990m new ordinary shares at 335 pence each on the basis of two new ordinary shares for every five existing ordinary shares. The issue price represented a discount of 44% to the closing ex-dividend share price on 20 May 2010, the announcement date of the rights issue. The structure of the rights issue initially gave rise to a merger reserve under section 612 of the Companies Act 2006, representing the net proceeds of the rights issue less the nominal value of the new shares issued. Following the receipt of the cash proceeds through the structure, the excess of the net proceeds over the nominal value of the share capital issued was transferred from the merger reserve to retained earnings.

The merger reserve represents the difference between the carrying value of subsidiary undertaking investments and their respective capital structures following the Lattice demerger from BG Group plc and the 1999 Lattice refinancing of £5,745m and merger differences of £221m and £359m.

The cash flow hedge reserve on interest rate swap contracts will be continuously transferred to the income statement until the borrowings are repaid. The amount due to be released from reserves to the income statement next year is £14m and the remainder released with the same maturity profile as borrowings due after more than one year.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 141

Financial Statements

Notes to the consolidated financial statements

Continued

26. Net debt

Net debt represents the amount of cash and financial investments held, less borrowings, overdrafts and related derivatives.

The movement in cash and cash equivalents is reconciled to movements in net debt.

(a) Reconciliation of net cash flow to movement in net debt

	2013 £m	2012 £m	2011 £m
Increase/(decrease) in cash and cash equivalents	335	(43)	(346)
Increase/(decrease) in financial investments	2,992	(553)	1,577
(Increase)/decrease in borrowings and related derivatives	(4,304)	154	1,763
Net interest paid on the components of net debt	756	721	1,011
Change in net debt resulting from cash flows	(221)	279	4,005
Changes in fair value of financial assets and liabilities and exchange movements	(536)	(87)	690
Net interest charge on the components of net debt	(1,017)	(1,042)	(1,228)
Reclassified as held for sale	–	(2)	9
Other non-cash movements	(58)	(14)	(68)
Movement in net debt (net of related derivative financial instruments) in the year	(1,832)	(866)	3,408
Net debt (net of related derivative financial instruments) at start of year	(19,597)	(18,731)	(22,139)
Net debt (net of related derivative financial instruments) at end of year	(21,429)	(19,597)	(18,731)

(b) Analysis of changes in net debt

	Cash and cash equivalents £m	Bank overdrafts £m	Net cash and cash equivalents £m	Financial investments £m	Borrowings £m	Derivatives £m	Total(i) £m
At 1 April 2010	720	(29)	691	1,397	(25,095)	868	(22,139)
Cash flow	(333)	(13)	(346)	1,551	2,933	(133)	4,005
Fair value gains and losses and exchange movements	(3)	–	(3)	(34)	402	325	690
Interest charges	–	–	–	25	(1,337)	84	(1,228)
Reclassified as held for sale	–	–	–	–	9	–	9
Other non-cash movements	–	–	–	–	(68)	–	(68)
At 31 March 2011	384	(42)	342	2,939	(23,156)	1,144	(18,731)
Cash flow	(52)	9	(43)	(577)	1,343	(444)	279
Fair value gains and losses and exchange movements	–	–	–	8	22	(117)	(87)
Interest charges	–	–	–	23	(1,187)	122	(1,042)
Reclassified as held for sale	–	–	–	(2)	–	–	(2)
Other non-cash movements	–	–	–	–	(14)	–	(14)
At 31 March 2012	332	(33)	299	2,391	(22,992)	705	(19,597)
Cash flow	325	10	335	2,963	(3,433)	(86)	(221)
Fair value gains and losses and exchange movements	14	–	14	47	(452)	(145)	(536)
Interest charges	–	–	–	30	(1,137)	90	(1,017)
Other non-cash movements	–	–	–	–	(58)	–	(58)
At 31 March 2013	671	(23)	648	5,431	(28,072)	564	(21,429)
Balances at 31 March 2013 comprise:
Non-current assets	–	–	–	–	–	1,972	1,972
Current assets	671	–	671	5,431	–	273	6,375
Current liabilities	–	(23)	(23)	–	(3,425)	(407)	(3,855)
Non-current liabilities	–	–	–	–	(24,647)	(1,274)	(25,921)
	671	(23)	648	5,431	(28,072)	564	(21,429)

(i)	Includes accrued interest at 31 March 2013 of £250m (2012: £178m).

142 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Notes to the consolidated financial statements – supplementary information

This section includes information that is important to enable a full understanding of our financial position, particularly areas of potential risk that could affect us in the future.

We also include specific disclosures for British Transco Finance Inc., Niagara Mohawk Power Corporation and National Grid Gas plc in accordance with various rules including Rule 3-10 of Regulation S-X, as they have issued public debt securities which have been guaranteed by National Grid plc and one of its subsidiary companies, National Grid Gas plc. Additional disclosures have also been included in respect of the two guarantor companies. These disclosures are in lieu of publishing separate financial statements for these companies. See note 35 for further information.

27. Commitments and contingencies

Commitments are those amounts that we are contractually required to pay in the future as long as the other party meets its obligations. These commitments primarily relate to operating lease rentals, energy purchase agreements and contracts for the repurchase of network assets which, in many cases, extend over a long period of time. We also disclose any contingencies, which include guarantees that companies have given, where we pledge assets against current obligations that will remain for a specific period.

	2013 £m	2012 £m
Future capital expenditure
Contracted for but not provided	3,011	2,728
Operating lease commitments
Less than 1 year	109	81
In 1-2 years	84	96
In 2-3 years	74	89
In 3-4 years	72	66
In 4-5 years	70	63
More than 5 years	333	311
	742	706
Energy purchase commitments (i)
Less than 1 year	1,094	1,073
In 1-2 years	535	511
In 2-3 years	394	403
In 3-4 years	306	357
In 4-5 years	263	276
More than 5 years	1,403	1,554
	3,995	4,174
Guarantees and letters of credit
Guarantee of sublease for US property (expires 2040)	293	304
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	159	161
Guarantee of certain obligations for construction of HVDC West Coast Link (expected expiry 2016)	618	691
Other guarantees and letters of credit (various expiry dates)	262	188
	1,332	1,344

(i)	Energy purchase commitments relate to contractual commitments to purchase electricity or gas that are used to satisfy physical delivery requirements to our customers or for energy that we use ourselves (ie normal purchase, sale or usage) and hence are accounted for as ordinary purchase contracts. Details of commodity contracts that do not meet the normal purchase, sale or usage criteria, and hence are accounted for as derivative contracts, are shown in note 31.

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £23m (2012: £22m).

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 143

Financial Statements

Notes to the consolidated financial statements – supplementary information

Continued

28. Related party transactions

A related party is a company or individual who has an interest in us, for example a company that provides a service to us with a director who holds a controlling stake in that company and who is also a Director of National Grid plc. The related parties identified include joint ventures, associated undertakings, investments and key management personnel.

The following significant transactions with related parties were in the normal course of business; amounts receivable from and payable to related parties are due on normal commercial terms:

	2013 £m	2012 £m	2011 £m
Sales: Goods and services supplied to a pension plan and joint ventures	10	10	11
Purchases: Goods and services received from joint ventures and associates (i)	133	95	84
Interest income: Interest receivable on loans with a joint venture	–	–	2

Receivable from a pension plan and joint ventures	3	2	2
Payable to joint ventures and associates	6	6	8

Dividends received from associates (ii)	21	26	9

(i)	During the year the Company received goods and services from a number of joint ventures and associates, including Iroquois Gas Transmission System, L.P. of £37m (2012: £39m; 2011: £40m), Millennium Pipeline Company, LLC of £35m (2012: £32m; 2011: £28m) for the transportation of gas in the US and NGET/SPT Upgrades Limited of £52m (2012: £14m; 2011: £6m) for the construction of a transmission link in the UK.

(ii)	Dividends were received from Iroquois Gas Transmission System, L.P. of £12m (2012: £17m; 2011: £9m) and Millennium Pipeline Company, LLC of £9m (2012: £9m; 2011: £nil).

Details of investments in principal subsidiary undertakings, joint ventures and associates are disclosed in note 33 and information relating to pension fund arrangements is disclosed in notes 22 and 29. For details of Directors’ and key management remuneration, refer to note 2(c) and the audited section of the Remuneration Report.

29. Actuarial information on pensions and other post-retirement benefits

Further details of the defined benefit scheme/plan’s terms and the actuarial assumptions used to value the associated assets and obligations are set out in this note.

When deciding on these assumptions we take independent actuarial advice. Comparatively small changes in the assumptions used may have a significant effect on the overall deficit or surplus of a defined benefit scheme/plan.

UK pension schemes

National Grid’s defined benefit pension arrangements are funded with assets held in separate trustee administered funds. The arrangements are subject to independent actuarial valuations at least every three years and following consultation and agreement with us, the qualified actuary certifies the rate of employers’ contribution, which, together with the specified contributions payable by the employees and proceeds from the schemes’ assets, are expected to be sufficient to fund the benefits payable under the schemes. The last full actuarial valuations were carried out as at 31 March 2010. The 2013 valuation process has commenced.

The results of the 2010 valuations are shown below:

	NG UK Pension Scheme	NGEG of ESPS(i)
Latest full actuarial valuation	31 March 2010	31 March 2010
Actuary	Towers Watson	Aon Hewitt
Market value of scheme assets at latest valuation	£13,399m	£1,531m
Actuarial value of benefits due to members	£(13,998)m	£(2,038)m
Market value as percentage of benefits	96%	75%
Funding deficit	£599m	£507m
Funding deficit (net of tax)	£461m	£390m

(i)	National Grid Electricity Group of the Electricity Supply Pension Scheme.

We have started discussions with our employees and our trade union partners to ensure our defined benefit pension schemes are affordable and sustainable for the future.

144 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

29. Actuarial information on pensions and other post-retirement benefits continued

National Grid UK Pension Scheme

The 2010 actuarial valuation showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 35% of pensionable earnings (32% employers and 3% employees). In addition, National Grid makes payments to the scheme to cover administration costs and the Pension Protection Fund (PPF) levy. The employer contribution rate and administration costs will be reviewed as part of the 2013 actuarial valuation.

Following the 2010 actuarial valuation, National Grid and the Trustees agreed a recovery plan which would see the funding deficit repaid by 31 March 2027. Under the schedule of contributions, no deficit contributions were made in 2010/11 or 2011/12. Annual payments of £47m, rising in line with the RPI from March 2010, commenced in 2012/13 and are due to continue until 2027.

As part of this agreement, National Grid has established a secured bank account with a charge in favour of the Trustees. The balance of the bank account at 31 March 2013 was £170m. The funds in the bank account will be paid to the scheme in the event that National Grid Gas plc is subject to an insolvency event, or is given notice of less than 12 months that Ofgem intends to revoke its licence under the Gas Act 1986. The funds in the bank account will be released back to National Grid if the scheme moves into surplus.

This scheme ceased to allow new hires to join from 1 April 2002. A defined contribution arrangement was offered for employees joining after this date. National Grid is currently reviewing the defined contribution arrangement it offers to employees and new hires in the UK.

National Grid Electricity Group of the Electricity Supply Pension Scheme

The 2010 actuarial valuation showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 29.6% of pensionable earnings (23.7% employers and an average of 5.9% employees). The employer contribution rate will be reviewed as part of the 2013 actuarial valuation.

Following the 2010 actuarial valuation, National Grid and the Trustees agreed a recovery plan that will see the funding deficit repaid by 31 March 2027. Under the schedule of contributions, payments of £45m were made in 2010/11 and 2011/12 and a further payment of £38m was made in 2012/13. Thereafter, an annual payment of £38m is due to be made, rising in line with RPI. As part of this agreement, National Grid has established a secured bank account with a charge in favour of the Trustees. The balance of the bank account at 31 March 2013 was £9m. The funds in the bank account will be paid to the scheme in the event that National Grid Electricity Transmission plc (NGET) is subject to an insolvency event, or ceases to hold a licence granted under the Electricity Act 1989. The funds in the bank account will be released back to National Grid if the scheme moves into surplus.

National Grid has also agreed to make a payment in respect of the deficit up to a maximum of £220m should certain triggers be breached; namely if NGET ceases to hold the licence granted under the Electricity Act 1989 or NGET’s credit rating by two out of three specified agencies falls below certain agreed levels for a period of 40 days.

The scheme closed to new members from 1 April 2006. A defined contribution arrangement was offered to new hires from this date. National Grid is currently reviewing the defined contribution arrangement it offers to employees and new hires in the UK.

US pension plans

National Grid’s defined benefit pension plans in the US provide annuity or lump sum payments for vested employees. Non-union employees hired on or after 1 January 2011 are provided with a defined contribution plan. A defined contribution plan is also provided to two groups of represented US employees. In addition, a matched defined contribution plan is offered to all eligible employees. The assets of the plans are held in separate trustee administered funds.

Employees do not contribute to the defined benefit plans. Employer contributions are made in accordance with the rules set out by the US Internal Revenue Code and can vary according to the funded status of the plans and the amounts that are tax deductible. At present, there is some flexibility in the amount that is contributed on an annual basis. In general, the Company’s policy for funding the US pension plans is to contribute amounts collected in rates. These contributions are expected to meet the requirements of the Pension Protection Act of 2006.

US retiree healthcare and life insurance plans

National Grid provides healthcare and life insurance benefits to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in most cases retirees contribute to the cost of their healthcare coverage. In the US, there is no governmental requirement to pre fund post-retirement health and welfare plans. However, in general, the Company’s policy for funding the US retiree healthcare and life insurance plans is to contribute amounts collected in rates.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 145

Financial Statements

Notes to the consolidated financial statements – supplementary information

Continued

29. Actuarial information on pensions and other post-retirement benefits continued

Asset allocations

	UK pensions			US pensions			US other post-retirement benefits
	2013%	2012%	2011%	2013%	2012%	2011%	2013%	2012%	2011%
Equities (i)	30.9	33.3	34.5	47.2	47.7	51.5	75.0	76.6	76.5
Corporate bonds (ii)	33.4	33.1	30.3	43.2	42.5	40.7	24.6	22.7	22.6
Gilts	27.3	24.3	26.8	–	–	–	–	–	–
Property	6.2	7.2	5.9	4.0	3.8	2.0	–	–	–
Other	2.2	2.1	2.5	5.6	6.0	5.8	0.4	0.7	0.9
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(i)	Included within equities at 31 March 2013 were ordinary shares of National Grid plc with a value of £16m (2012: £13m; 2011: £12m).

(ii)	Included within corporate bonds at 31 March 2013 was an investment in a number of bonds issued by subsidiary undertakings with a value of £69m (2012: £50m; 2011: £39m).

Target asset allocations

	NGUK PS %	ESPS %	US pensions %	US other %
Equities (i)	31	45	47	70
Bonds, property and other assets	69	55	53	30
Total	100	100	100	100

(i)	Included within equities are hedge fund and active currency investments.

Actuarial assumptions

For UK schemes, the expected long-term rate of return on assets has been set reflecting the price inflation expectation, the expected real return on each major asset class and the long-term asset allocation strategy adopted for each scheme. The expected real returns on specific asset classes reflect historical returns, investment yields on the measurement date and general future return expectations, and have been set after taking advice from independent actuaries.

For US plans, the estimated rate of return for various passive asset classes is based both on analysis of historical rates of return and forward-looking analysis of risk premiums and yields. Current market conditions, such as inflation and interest rates, are evaluated in connection with the setting of our long-term assumptions. A small premium is added for active management of both equity and fixed income. The rates of return for each asset class are then weighted in accordance with the actual asset allocation resulting in a long-term return on asset rate for each plan.

	UK pensions			US pensions			US other post-retirement benefits
	2013%	2012%	2011%	2013%	2012%	2011%	2013%	2012%	2011%
Discount rate (i)	4.3	4.8	5.5	4.7	5.1	5.9	4.7	5.1	5.9
Expected return on plan assets	4.9	5.5	6.1	6.4	6.6	7.2	6.6	6.8	7.1
Rate of increase in salaries (ii)	4.1	4.0	4.4	3.5	3.5	3.5	3.5	3.5	3.5
Rate of increase in pensions in payment	3.4	3.2	3.5	–	–	–	n/a	n/a	n/a
Rate of increase in pensions in deferment	3.4	3.2	3.5	–	–	–	n/a	n/a	n/a
Rate of increase in RPI (or equivalent)	3.4	3.2	3.5	2.4	2.1	2.2	n/a	n/a	n/a
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	8.0	8.0	8.5
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	5.0	5.0	5.0

(i)	The discount rates for pension liabilities have been determined by reference to appropriate yields on high quality corporate bonds prevailing in the UK and US debt markets at the reporting date.

(ii)	A promotional scale has also been used where appropriate.

	2013		2012		2011
	UK years	US years	UK years	US years	UK years	US years
Assumed life expectations for a retiree at age 65
Today
Males	22.7	19.5	22.5	19.4	22.4	18.8
Females	25.2	21.4	25.0	21.3	24.9	20.8
In 20 years
Males	25.0	21.0	24.9	20.9	24.7	18.8
Females	27.6	22.2	27.5	22.2	27.4	20.8

146 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

29. Actuarial information on pensions and other post-retirement benefits continued

The history of the present value of obligations, the fair value of plan assets and of experience adjustments is as follows:

	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Present value of funded and unfunded obligations	(26,696)	(24,016)	(21,938)	(22,200)	(18,299)
Fair value of plan assets	23,285	21,149	19,969	19,136	15,519
	(3,411)	(2,867)	(1,969)	(3,064)	(2,780)
Difference between the expected and actual return on plan assets	1,176	431	358	3,192	(3,952)
Experience gains/(losses) on plan liabilities	134	(54)	28	509	(125)
Actuarial (losses)/gains on plan liabilities	(2,106)	(1,756)	213	(3,923)	1,934

30. Financial risk

Our activities expose us to a variety of financial risks: market risk, including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk, commodity price risk; credit risk; and liquidity risk. Our overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential volatility of financial performance. We use financial instruments, including derivative financial instruments, to manage risks of this type.

This note describes our approach to managing market risk, including an analysis of assets and liabilities by currency type and an analysis of interest rate category for our net debt. We are required by accounting standards to also include a number of specific disclosures (such as an analysis of contractual undiscounted cash flows by year falling due) and have included these requirements below.

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

(a) Market risk

(i) Foreign exchange risk

National Grid operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities, and investments in foreign operations.

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

During 2013 and 2012, derivative financial instruments were used to manage foreign currency risk as follows:

	2013					2012
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Cash and cash equivalents	238	1	432	–	671	14	1	317	–	332
Financial investments	3,938	124	1,289	80	5,431	1,021	84	1,200	86	2,391
Borrowings (i)	(12,573)	(5,220)	(8,678)	(1,624)	(28,095)	(11,034)	(4,146)	(7,284)	(561)	(23,025)
Pre-derivative position	(8,397)	(5,095)	(6,957)	(1,544)	(21,993)	(9,999)	(4,061)	(5,767)	(475)	(20,302)
Derivative effect	320	5,368	(6,684)	1,560	564	2,584	3,845	(6,206)	482	705
Net debt position	(8,077)	273	(13,641)	16	(21,429)	(7,415)	(216)	(11,973)	7	(19,597)

(i)	Includes bank overdrafts.

The overall exposure to dollars largely relates to our net investment hedge activities as described in note 14.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 147

Financial Statements

Notes to the consolidated financial statements

– supplementary information

Continued

30. Financial risk continued

The currency exposure on other financial instruments is as follows:

	2013					2012

	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m

Trade and other receivables	151	–	1,338	–	1,489	112	–	896	–	1,008
Trade and other payables*	(1,328)	–	(1,437)	–	(2,765)	(1,034)	(1)	(1,238)	–	(2,273)
Other non-current liabilities	(22)	–	(283)	–	(305)	(24)	–	(340)	–	(364)

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

The table in note 19 (borrowings) sets out the carrying amount, by contractual maturity, of borrowings that are exposed to interest rate risk before taking into account interest rate swaps.

During 2013 and 2012, net debt was managed using derivative instruments to hedge interest rate risk as follows:

	2013						2012

	Fixed rate £m	Floating rate £m	Inflation linked £m	Other £m	(i)	Total £m	Fixed rate £m	Floating rate £m	Inflation linked £m	Other £m	(i)	Total £m

Cash and cash equivalents	577	94	–	–		671	289	43	–	–		332
Financial investments	540	4,843	–	48		5,431	742	1,523	–	126		2,391
Borrowings (ii)	(17,767)	(3,700)	(6,617)	(11)		(28,095)	(13,394)	(3,314)	(6,304)	(13)		(23,025)

Pre-derivative position	(16,650)	1,237	(6,617)	37		(21,993)	(12,363)	(1,748)	(6,304)	113		(20,302)
Derivative effect (iii)	1,555	(1,132)	141	–		564	1,220	(567)	52	–		705

Net debt position	(15,095)	105	(6,476)	37		(21,429)	(11,143)	(2,315)	(6,252)	113		(19,597)

(i)	Represents financial instruments which are not directly affected by interest rate risk, such as investments in equity or other similar financial instruments.

(ii)	Includes bank overdrafts.

(iii)	The impact of 2013/14 (2012: 2012/13) maturing short-dated interest rate derivatives is included.

148 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

30. Financial risk continued

(b) Fair value analysis

The financial instruments included on the statement of financial position are measured at fair value. These fair values can be categorised into hierarchy levels that reflect the significance of the inputs used in measuring the fair value. The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used.

	2013				2012

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Assets
Available-for-sale investments	4,510	209	–	4,719	1,741	185	–	1,926
Derivative financial instruments (excluding commodity contracts)	–	2,197	48	2,245	–	2,078	58	2,136
Commodity contracts	–	26	63	89	–	13	58	71

	4,510	2,432	111	7,053	1,741	2,276	116	4,133

Liabilities
Derivative financial instruments (excluding commodity contracts)	–	(1,529)	(152)	(1,681)	–	(1,193)	(238)	(1,431)
Commodity contracts	–	(5)	(134)	(139)	–	(62)	(198)	(260)

	–	(1,534)	(286)	(1,820)	–	(1,255)	(436)	(1,691)

Total	4,510	898	(175)	5,233	1,741	1,021	(320)	2,442

Level 1:	Financial instruments with quoted prices for identical instruments in active markets.

Level 2:	Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are based directly or indirectly on observable market data.

Level 3:	Financial instruments valued using valuation techniques where one or more significant inputs are based on unobservable market data.

Our level 3 derivative financial instruments include cross-currency swaps with an embedded call option, currency swaps where the currency forward curve is illiquid and inflation linked swaps where the inflation curve is illiquid. In valuing these instruments a third party valuation is obtained to support each reported fair value.

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

The changes in value of our level 3 derivative financial instruments are as follows:

	Derivative financial instruments		Commodity contracts		Total

	2013 Level 3 valuation £m	2012 Level 3 valuation £m	2013 Level 3 valuation £m	2012 Level 3 valuation £m	2013 Level 3 valuation £m	2012 Level 3 valuation £m

At 1 April	(180)	54	(140)	(79)	(320)	(25)
Net gains/(losses) for the year (i) (ii)	79	(47)	45	(98)	124	(145)
Purchases	–	(184)	(14)	(36)	(14)	(220)
Settlements	(3)	(3)	39	73	36	70
Reclassification out of level 3	–	–	(1)	–	(1)	–

At 31 March	(104)	(180)	(71)	(140)	(175)	(320)

(i)	Gains of £79m (2012: £47m loss) are attributable to derivative financial instruments held at the end of the reporting period.

(ii)	Gains of £51m (2012: £96m loss) are attributable to commodity contract financial instruments held at the end of the reporting period.

In 2013 the transfers out of level 3 were driven by changes in the observability of extrapolated forward curves.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 149

Financial Statements

Notes to the consolidated financial statements

– supplementary information

Continued

30. Financial risk continued

(b) Fair value analysis continued

The impacts on a post-tax basis of reasonably possible changes in significant level 3 assumptions are as follows:

	Commodity contracts		Other derivative financial instruments

	2013 Income statement £m	2012 Income statement £m	2013 Income statement £m	2012 Income statement £m

10% increase in commodity prices (i)	40	28	–	–
10% decrease in commodity prices (i)	(23)	(16)	–	–
Volume forecast uplift (ii)	(4)	(5)	–	–
Volume forecast reduction (ii)	4	6	–	–
Forward curve extrapolation	–	(2)	–	–
+20 basis point change in LPI market curve (iii)	–	–	(62)	(56)
–20 basis point change in LPI market curve	–	–	60	52

(i)	Level 3 commodity price sensitivity is included within the sensitivity analysis disclosed in note 34.

(ii)	Volumes were flexed using maximum and minimum historical averages, or by ±10% where historical averages were not available.

(iii)	A reasonably possible change in assumption of other level 3 derivative financial instruments is unlikely to result in a material change in fair values.

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

Treasury credit risk

Counterparty risk arises from the investment of surplus funds and from the use of derivative instruments. As at 31 March 2013, the following limits were in place for investments held with banks and financial institutions:

	Maximum limit £m	Long-term limit £m

AAA rated G8 sovereign entities	Unlimited	Unlimited
Triple ‘A’ vehicles	301	255
Triple ‘A’ range institutions (AAA)	1,027 to 1,549	517 to 811
Double ‘A’ range institutions (AA)	613 to 772	312 to 386
Single ‘A’ range institutions (A)	211 to 301	108 to 154

As at 31 March 2012 and 2013, we had a number of exposures to individual counterparties. In accordance with our treasury policies, counterparty credit exposure utilisations are monitored daily against the counterparty credit limits. Counterparty credit ratings and market conditions are reviewed continually with limits being revised and utilisation adjusted, if appropriate. Management does not expect any significant losses from non performance by these counterparties.

The counterparty exposure under derivative financial contracts as shown in note 14 was £2,245m (2012: £2,136m); after netting agreements it was £1,337m (2012: £1,453m). This exposure is further reduced by collateral received as shown in note 19. Additional information for commodity contract credit risk is in note 31.

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

150 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

30. Financial risk continued

(d) Liquidity analysis

Our policy is to determine our liquidity requirements by the use of both short- and long-term cash flow forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 24 month period.

We believe our contractual obligations, including those shown in commitments and contingencies in note 27 can be met from existing cash and investments, operating cash flows and other financings that we reasonably expect to be able to secure in the future, together with the use of committed facilities if required.

Our debt agreements and banking facilities contain covenants, including those relating to the periodic and timely provision of financial information by the issuing entity and financial covenants such as restrictions on the level of subsidiary indebtedness. Failure to comply with these covenants, or to obtain waivers of those requirements, could in some cases trigger a right, at the lender’s discretion, to require repayment of some of our debt and may restrict our ability to draw upon our facilities or access the capital markets.

The following is an analysis of the contractual undiscounted cash flows payable under financial liabilities and derivative assets and liabilities as at the reporting date:

At 31 March 2013	Less than 1 year £m	1-2 years £m	2-3 years £m	More than 3 years £m	Total £m

Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(3,061)	(1,836)	(790)	(21,704)	(27,391)
Interest payments on borrowings (i)	(951)	(861)	(842)	(15,775)	(18,429)
Finance lease liabilities	(27)	(26)	(26)	(151)	(230)
Other non interest-bearing liabilities	(2,696)	(235)	–	–	(2,931)

Derivative financial liabilities
Derivative contracts – receipts	1,388	816	1,053	441	3,698
Derivative contracts – payments	(1,309)	(469)	(969)	(569)	(3,316)
Commodity contracts	(150)	(41)	(35)	(25)	(251)

Total	(6,806)	(2,652)	(1,609)	(37,783)	(48,850)

At 31 March 2012	Less than 1 year £m	1-2 years £m	2-3 years £m	More than 3 years £m	Total £m

Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(2,157)	(1,822)	(1,707)	(16,725)	(22,411)
Interest payments on borrowings (i)	(819)	(749)	(655)	(8,927)	(11,150)
Finance lease liabilities	(22)	(44)	(30)	(151)	(247)
Other non interest-bearing liabilities	(2,124)	(253)	–	–	(2,377)

Derivative financial liabilities
Derivative contracts – receipts	536	1,186	600	1,004	3,326
Derivative contracts – payments	(336)	(992)	(370)	(851)	(2,549)
Commodity contracts	(257)	(54)	(43)	(62)	(416)

Total	(5,179)	(2,728)	(2,205)	(25,712)	(35,824)

(i)	The interest on borrowings is calculated based on borrowings held at 31 March without taking account of future issues. Floating-rate interest is estimated using a forward interest rate curve as at 31 March. Payments are included on the basis of the earliest date on which the Company can be required to settle.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 151

Financial Statements

Notes to the consolidated financial statements

– supplementary information

Continued

30. Financial risk continued

(e) Capital risk management

National Grid’s objectives when managing capital are: to safeguard our ability to continue as a going concern; to remain within regulatory constraints of our regulated operating companies; and to maintain an efficient mix of debt and equity funding thus achieving an optimal capital structure and cost of capital. We regularly review and maintain or adjust the capital structure as appropriate in order to achieve these objectives.

Maintaining appropriate credit ratings for our regulated companies is an important aspect of our capital risk management strategy and balance sheet efficiency. We monitor our balance sheet efficiency using several metrics including our interest cover. Interest cover for the year ended 31 March 2013 was 3.9, consistent with the year ended 31 March 2012. Our long-term target range for interest cover is between 3.0 and 3.5, which we believe is consistent with single A range long-term senior unsecured debt credit ratings within our main UK operating companies, National Grid Electricity Transmission plc and National Grid Gas plc, based on guidance from the rating agencies.

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

The majority of our regulated operating companies in the US and the UK (and one intermediate UK holding company), which are all consolidated subsidiaries of National Grid, are subject to certain restrictions on the payment of dividends by administrative order (by regulators relevant to the individual company), contract and/or licence. The types of restrictions that a company may have that would prevent a dividend being declared or paid unless they are met include:

• dividends must be approved in advance by the relevant US state regulatory commission;

• the subsidiary must have at least two recognised rating agency credit ratings of at least investment grade;

• dividends must be limited to cumulative retained earnings, including pre-acquisition retained earnings;

• National Grid plc must maintain an investment grade credit rating and if that rating is the lowest investment grade bond rating it cannot have a negative watch/review downgrade notice by a credit rating agency;

• the subsidiary must not carry on any activities other than those permitted by the licences;

• the subsidiary must not create any cross-default obligations or give or receive any intra-group cross-subsidies; and

• the percentage of equity compared with total capital of the subsidiary must remain above certain levels.

There is a further restriction relating only to the Narragansett Electric Company, which is required to maintain its consolidated net worth above certain levels.

These restrictions are subject to alteration in the US as and when a new rate case or rate plan is agreed with the relevant regulatory bodies for each operating company and in the UK through the normal licence review process.

As most of our business is regulated, at 31 March 2013 the majority of our net assets are subject to some of the restrictions noted above. These restrictions are not considered to be significantly onerous, nor do we currently expect they will prevent the planned payment of dividends in future in line with our dividend policy.

Some of our regulatory and bank loan agreements additionally impose lower limits for the long-term credit ratings that certain companies within the Group must hold. All the above requirements are monitored on a regular basis in order to ensure compliance. The Company has complied with all externally imposed capital requirements to which it is subject.

152 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

31. Commodity risk

We purchase electricity and gas to supply our customers in the US and to meet our own energy needs. Substantially all our costs of purchasing electricity and gas for supply to customers are recoverable at an amount equal to cost. The timing of recovery of these costs can vary between financial periods leading to an under- or over-recovery within any particular year, that can lead to large fluctuations in the income statement. We follow approved policies to manage price and supply risks for our commodity activities.

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

Energy purchase contracts for the forward purchase of electricity or gas that are used to satisfy physical delivery requirements to customers or for energy that the Company uses itself meet the normal purchase, sale or usage exemption of IAS 39 ‘Financial Instruments: Recognition and Measurement’. They are, therefore, not recognised in the financial statements. Disclosure of commitments under such contracts is made in note 27.

We enter into forward contracts for the purchase of commodities, some of which do not meet the own use exemption for accounting purposes and hence are accounted for as derivatives. We also enter into derivative financial instruments linked to commodity prices, including index-linked swaps and futures contracts. These derivative financial instruments are used to manage market price volatility and are carried at fair value on the statement of financial position, with the mark-to-market changes reflected through earnings.

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

The counterparty exposure for our commodity derivatives is £89m (2012: £71m), and after netting agreements it was £87m (2012: £58m).

The fair value of our commodity contracts by type can be analysed as follows:

	2013			2012

	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m

Commodity purchase contracts accounted for as derivative contracts
Forward purchases of electricity	–	(89)	(89)	–	(119)	(119)
Forward purchases/sales of gas	46	(45)	1	48	(77)	(29)

Derivative financial instruments linked to commodity prices
Electricity swaps	16	(1)	15	1	(25)	(24)
Electricity options	16	–	16	10	–	10
Gas swaps	10	(4)	6	12	(39)	(27)
Gas options	1	–	1	–	–	–

	89	(139)	(50)	71	(260)	(189)

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 153

Financial Statements

Notes to the consolidated financial statements

– supplementary information

Continued

31. Commodity risk continued

The maturity profile of commodity contracts is as follows:

	2013			2012

	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m

Less than one year	42	(69)	(27)	35	(149)	(114)

Current	42	(69)	(27)	35	(149)	(114)

In 1-2 years	13	(23)	(10)	9	(38)	(29)
In 2-3 years	10	(23)	(13)	5	(28)	(23)
In 3-4 years	14	(16)	(2)	6	(22)	(16)
In 4-5 years	2	(8)	(6)	11	(16)	(5)
More than 5 years	8	–	8	5	(7)	(2)

Non-current	47	(70)	(23)	36	(111)	(75)

Total	89	(139)	(50)	71	(260)	(189)

For each class of commodity contract, our exposure based on the notional quantities is as follows:

	2013	2012

Forward purchases of electricity (i)	2,595 GWh	3,403 GWh
Forward purchases/sales of gas (ii)	59m Dth	106m Dth
Electricity swaps	6,309 GWh	5,380 GWh
Electricity options	32,299 GWh	36,580 GWh
Gas swaps	66m Dth	84m Dth
Gas options	4m Dth	8m Dth
NYMEX gas futures (iii)	17m Dth	21m Dth

(i)	Forward electricity purchases have terms up to four years. The contractual obligations under these contracts are £174m (2012: £206m).

(ii)	Forward gas purchases have terms up to four years. The contractual obligations under these contracts are £119m (2012: £148m).

(iii)	NYMEX gas futures have been offset with related margin accounts.

32. Borrowing facilities

To support our long-term liquidity requirements and provide backup to commercial paper and other borrowings, we agree loan facilities with financial institutions over and above the value of borrowings that may be required. These facilities have never been drawn, and our undrawn amounts are listed below.

At 31 March 2013, we had bilateral committed credit facilities of £2,009m (2012: £1,140m). In addition, we had committed credit facilities from syndicates of banks of £877m at 31 March 2013 (2012: £844m). All committed credit facilities were undrawn in 2013 and 2012. An analysis of the maturity of these undrawn committed facilities is shown below:

	2013 £m	2012 £m

Undrawn committed borrowing facilities expiring:
Less than 1 year	–	313
In 1-2 years	1,140	–
In 2-3 years	877	1,140
In 3-4 years	–	531
In 4-5 years	869	–

	2,886	1,984

Subsequent to 31 March 2013, £1,140m of the facilities included above have been renegotiated to £1,165m for a further five years.

Of the unused facilities at 31 March 2013, £2,568m (2012: £1,671m) was held as backup to commercial paper and similar borrowings, while £318m (2012: £313m) is available as backup to specific US borrowings.

Further information on our bonds can be found on the debt investor section of our website.

154 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

33. Subsidiary undertakings, joint ventures and associates

While we present consolidated results in these financial statements as if we were one company, our structure is such that there are a number of different operating and holding companies that contribute to the overall result. Our structure has evolved through acquisitions as well as regulatory requirements to have certain activities within separate legal entities.

Principal subsidiary undertakings

The principal subsidiary undertakings included in the consolidated financial statements at 31 March 2013 are listed below. These undertakings are wholly-owned and, unless otherwise indicated, are incorporated in England and Wales.

Principal activity

National Grid Gas plc	Transmission and distribution of gas
National Grid Electricity Transmission plc	Transmission of electricity
New England Power Company (i)	Transmission of electricity
Massachusetts Electric Company (i)	Distribution of electricity
The Narragansett Electric Company (i)	Transmission and distribution of electricity
Niagara Mohawk Power Corporation (i)	Transmission of electricity and distribution of electricity and gas
National Grid Metering Limited	Metering services
National Grid Grain LNG Limited	LNG importation and storage
Boston Gas Company (i)	Distribution of gas
National Grid Generation LLC (i)	Generation of electricity
KeySpan Gas East Corporation (i)	Distribution of gas
The Brooklyn Union Gas Company (i)	Distribution of gas
NGG Finance plc	Financing
National Grid Property Holdings Limited	Property services
National Grid Holdings One plc	Holding company
Lattice Group plc	Holding company
National Grid USA (i)	Holding company
Niagara Mohawk Holdings, Inc. (i)	Holding company
National Grid Commercial Holdings Limited	Holding company
National Grid Holdings Limited	Holding company
KeySpan Corporation (i)	Holding company
National Grid North America Inc. (formerly National Grid Holdings Inc.) (i)	Holding company
British Transco Finance Inc. (i)	Financing
British Transco International Finance BV (incorporated in the Netherlands)	Financing

(i)	Incorporated in the US.

Principal joint ventures and associates

The principal joint ventures and associated undertakings included in the financial statements at 31 March 2013 are listed below. These undertakings are incorporated in England and Wales (unless otherwise indicated).

	% of ordinary
	shares held	Principal activity

BritNed Development Limited	50	UK/Netherlands interconnector
NGET/SPT Upgrades Limited	50	England/Scotland interconnector
Millennium Pipeline Company, LLC (i)	26.25	Transmission of gas
Iroquois Gas Transmission System, L.P. (i)	20.4	Transmission of gas

(i)	Incorporated in the US.

A full list of all subsidiary and associated undertakings is available from the Group General Counsel & Company Secretary.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 155

Financial Statements

Notes to the consolidated financial statements

– supplementary information

Continued

34. Sensitivities on areas of estimation and uncertainty

In order to give a clearer picture of the impact that potential changes in estimates and assumptions could have on our results and financial position, the following sensitivities are presented. These sensitivities are hypothetical only, as they are based on assumptions and conditions prevailing at the year end, and should be used with caution. The effects provided are not necessarily indicative of the actual effects that would be experienced because our actual exposures are constantly changing.

Revenue accruals

A 10% change in our estimate of unbilled revenues at 31 March 2013 would result in an increase or decrease in our recorded net assets and profit for the year of approximately £77m (2012: £49m) net of tax.

Asset useful lives

An increase in the economic useful lives of assets of one year on average would reduce our annual depreciation charge on property, plant and equipment by £68m (2012: £70m) (pre-tax) and our annual amortisation charge on intangible assets by £15m (2012: £11m) (pre-tax).

Hedge accounting

If, using our derivative financial instruments, hedge accounting had not been achieved during the year ended 31 March 2013, the profit after tax for the year would have been £184m lower (2012: £165m higher) and net assets would have been £106m higher (2012: £163m higher).

Provisions

A 10% change in the estimates of future cash flows in respect of provisions for liabilities would result in an increase or decrease in our provisions of approximately £176m (2012: £173m).

Assets carried at fair value

A 10% change in assets and liabilities carried at fair value would result in an increase or decrease in the carrying value of derivative financial instruments and commodity contract liabilities of £56m (2012: £71m) and £5m (2012: £19m) respectively.

Pensions and other post-retirement benefits

The impact of increases in the discount rate, salary inflation and life expectancy is shown in the table below. The effect of a change in the discount rate, driven by changes in corporate bond interest rates, would be expected to have a partial offset due to the related effects on asset values.

	Change in pensions and other			Change in annual pension and
	post-retirement benefit obligations			other post-retirement benefits cost
	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m

Sensitivities (all other assumptions held constant):
0.1% change in discount rate	396	346	304	7	7	7
0.5% change in long-term rate of increase in salaries	178	158	162	9	8	8
Change of one year to life expectancy at age 60	815	686	653	7	6	7

				2013	2012	2011
				£m	£m	£m

Sensitivities to a 1% change in assumed healthcare cost trend rates:
Increase
Effect on the aggregate of the service costs and interest costs				32	29	28
Effect on defined benefit obligations				453	366	330
Decrease
Effect on the aggregate of the service costs and interest costs				(26)	(25)	(23)
Effect on defined benefit obligations				(378)	(310)	(282)

156 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

34. Sensitivities on areas of estimation and uncertainty continued

Financial risk

Our financial instruments are sensitive to changes in market variables, being UK and US interest rates, the UK RPI and the dollar to sterling exchange rate. The changes in market variables impacts the valuation of our borrowings, deposits, derivative financial instruments and commodity contracts. The following analysis illustrates the sensitivity of our financial instruments to the changes in market variables.

The following main assumptions were made in calculating the sensitivity analysis:

•	the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio, and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2013 and 2012 respectively;
•	the statement of financial position sensitivity to interest rates relates only to derivative financial instruments and available-for-sale investments, as debt and other deposits are carried at amortised cost and so their carrying value does not change as interest rates move;
•	the sensitivity of accrued interest to movements in interest rates is calculated on net floating rate exposures on debt, deposits and derivative instruments;
•	changes in the carrying value of derivatives from movements in interest rates of designated cash flow hedges are assumed to be recorded fully within equity; and
•	changes in the carrying value of derivative financial instruments designated as net investment hedges from movements in interest rates are recorded in the income statement as they are designated using the spot rather than the forward translation method. The impact of movements in the dollar to sterling exchange rate are recorded directly in equity.

Using the above assumptions, and a number of others which have a far smaller impact overall, the following table shows the illustrative effect on the income statement and items that are recognised directly in equity that would result from reasonably probable movements in the UK RPI, UK and US interest rates and in the dollar to sterling exchange rate, after the effects of tax.

	Income	Other equity	Income	Other equity
	statement	reserves	statement	reserves
	2013	2013	2012	2012
	+/- £m	+/- £m	+/- £m	+/- £m

UK RPI +/- 0.50%*	25	–	24	–
UK interest rates +/- 0.50%	98	90	38	54
US interest rates +/- 0.50%	87	16	23	11
US dollar exchange rate +/- 10%	65	600	39	571

*Excludes sensitivities to Limited Price Inflation index. Further details on sensitivities are provided in note 30(b)

The other equity reserves impact does not reflect the exchange translation in our US subsidiary net assets. It is estimated this would change by £712m (2012: £691m) in the opposite direction if the dollar exchange rate changed by 10%.

Commodity risk

A sensitivity analysis has also been prepared on the basis that all commodity contracts are constant from the reporting date. Based on this, an illustrative 10% movement in commodity prices would have the following impacts after the effects of tax:

	Income	Income
	statement	statement
	2013	2012
	£m	£m

10% increase in commodity prices	45	29
10% decrease in commodity prices	(34)	(23)

The income statement sensitivities would affect commodity remeasurements.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 157

Financial Statements

Notes to the consolidated financial statements

– supplementary information

Continued

35. Additional disclosures in respect of guaranteed securities

We have three debt issuances (including preferred shares) that are listed on a US national securities exchange and are guaranteed by companies in the Group. These guarantors commit to honour any liabilities should the company issuing the debt have any financial difficulties. In order to provide debt holders with information on the financial stability of the companies providing the guarantees, we are required to disclose individual financial information for these companies. We have chosen to include this information in the Group financial statements rather than submitting separate stand-alone financial statements.

The following condensed consolidating financial information, comprising statements of comprehensive income, statements of financial position and cash flow statements, is given in respect of National Grid Gas plc (subsidiary guarantor), which became joint full and unconditional guarantor on 11 May 2004 with National Grid plc (parent guarantor) of the 6.625% Guaranteed Notes due 2018 issued in June 1998 by British Transco Finance Inc., then known as British Gas Finance Inc. (issuer of notes). Condensed consolidating financial information is also provided in respect of Niagara Mohawk Power Corporation as a result of National Grid plc’s guarantee, dated 29 October 2007, of Niagara Mohawk’s 3.6% and 3.9% issued preferred shares. National Grid Gas plc, British Transco Finance Inc., and Niagara Mohawk Power Corporation are wholly-owned subsidiaries of National Grid plc.

The following financial information for National Grid plc, National Grid Gas plc, British Transco Finance Inc., and Niagara Mohawk Power Corporation on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information and is provided pursuant to various rules including Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities.

This financial information should be read in conjunction with the Company’s financial statements and footnotes presented in our 2012/13 Annual Report and Accounts.

Summary statements of comprehensive income are presented, on a consolidating basis, for the three years ended 31 March 2013. Summary statements of comprehensive income of National Grid plc and National Grid Gas plc are presented under IFRS measurement principles, as modified by the inclusion of the results of subsidiary undertakings on the basis of equity accounting principles.

The summary statements of financial position of National Grid plc and National Grid Gas plc include the investments in subsidiaries recorded on the basis of equity accounting principles for the purposes of presenting condensed consolidating financial information under IFRS. The summary statements of financial position present these investments within non-current financial and other investments.

The consolidation adjustments column includes the necessary amounts to eliminate the intercompany balances and transactions between National Grid plc, National Grid Gas plc, British Transco Finance Inc., Niagara Mohawk Power Corporation and other subsidiaries.

158 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

35. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2013 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m

Revenue	–	2,129	–	3,062	9,345	(177)	14,359
Operating costs
Depreciation and amortisation	–	(119)	–	(511)	(731)	–	(1,361)
Payroll costs	–	(282)	–	(238)	(943)	–	(1,463)
Purchases of electricity	–	(561)	–	–	(579)	–	(1,140)
Purchases of gas	–	(151)	–	(128)	(1,036)	–	(1,315)
Rates and property taxes	–	(141)	–	(235)	(593)	–	(969)
Balancing Service Incentive Scheme	–	–	–	–	(805)	–	(805)
Payments to other UK network owners	–	–	–	–	(487)	–	(487)
Other operating costs	–	(356)	–	(573)	(2,313)	177	(3,065)
	–	(1,610)	–	(1,685)	(7,487)	177	(10,605)

Operating profit	–	519	–	1,377	1,858	–	3,754
Net finance costs	(181)	(58)	–	(280)	(333)	–	(852)
Dividends receivable	–	–	–	–	1,900	(1,900)	–
Interest in equity accounted affiliates	2,437	–	–	8	18	(2,445)	18

Profit before tax	2,256	461	–	1,105	3,443	(4,345)	2,920
Taxation	39	(178)	–	(174)	(311)	–	(624)

Profit for the year	2,295	283	–(i)	931	3,132	(4,345)	2,296
Amounts recognised in other comprehensive income (ii)	(527)	(54)	–	3	(480)	531	(527)

Total comprehensive income for the year	1,768	229	–	934	2,652	(3,814)	1,769

Attributable to:
Equity shareholders	1,768	229	–	934	2,651	(3,814)	1,768
Non-controlling interests	–	–	–	–	1	–	1

	1,768	229	–	934	2,652	(3,814)	1,769

(i)	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.
(ii)	Includes other comprehensive income relating to interest in equity accounted affiliates.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 159

Financial Statements

Notes to the consolidated financial statements

– supplementary information

Continued

35. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2012 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m

Revenue	–	2,269	–	2,909	8,828	(174)	13,832
Operating costs
Depreciation and amortisation	–	(115)	–	(491)	(666)	–	(1,272)
Payroll costs	–	(273)	–	(228)	(970)	–	(1,471)
Purchases of electricity	–	(530)	–	–	(915)	–	(1,445)
Purchases of gas	–	(169)	–	(133)	(1,221)	–	(1,523)
Rates and property taxes	–	(137)	–	(236)	(582)	–	(955)
Balancing Service Incentive Scheme	–	–	–	–	(818)	–	(818)
Payments to other UK network owners	–	–	–	–	(407)	–	(407)
Other operating costs	1	(501)	–	(486)	(1,590)	174	(2,402)
	1	(1,725)	–	(1,574)	(7,169)	174	(10,293)

Operating profit	1	544	–	1,335	1,659	–	3,539
Net finance costs	(133)	(71)	–	(406)	(377)	–	(987)
Dividends receivable	–	–	–	–	350	(350)	–
Interest in equity accounted affiliates	2,141	–	–	5	7	(2,146)	7

Profit before tax	2,009	473	–	934	1,639	(2,496)	2,559
Taxation	27	(195)	–	(102)	(251)	–	(521)

Profit for the year	2,036	278	–(i)	832	1,388	(2,496)	2,038
Amounts recognised in other comprehensive income (ii)	(887)	(50)	–	9	(880)	921	(887)

Total comprehensive income for the year	1,149	228	–	841	508	(1,575)	1,151

Attributable to:
Equity shareholders	1,149	228	–	841	506	(1,575)	1,149
Non-controlling interests	–	–	–	–	2	–	2

	1,149	228	–	841	508	(1,575)	1,151

(i)	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.
(ii)	Includes other comprehensive income relating to interest in equity accounted affiliates.

160 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

35. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2011 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m

Revenue	–	2,606	–	2,739	9,174	(176)	14,343
Operating costs
Depreciation and amortisation	–	(133)	–	(455)	(664)	–	(1,252)
Payroll costs	–	(288)	–	(236)	(972)	–	(1,496)
Purchases of electricity	–	(628)	–	–	(854)	–	(1,482)
Purchases of gas	–	(244)	–	(141)	(1,635)	–	(2,020)
Rates and property taxes	–	(151)	–	(239)	(555)	–	(945)
Balancing Service Incentive Scheme	–	–	–	–	(581)	–	(581)
Payments to other UK network owners	–	–	–	–	(298)	–	(298)
Other operating costs	–	(375)	–	(489)	(1,836)	176	(2,524)
	–	(1,819)	–	(1,560)	(7,395)	176	(10,598)

Operating profit	–	787	–	1,179	1,779	–	3,745
Net finance costs	(261)	(119)	–	(395)	(353)	–	(1,128)
Dividends receivable	–	–	–	–	400	(400)	–
Interest in equity accounted affiliates	2,356	–	–	7	7	(2,363)	7

Profit before tax	2,095	668	–	791	1,833	(2,763)	2,624
Taxation	64	(236)	–	(97)	(192)	–	(461)

Profit for the year	2,159	432	–(i)	694	1,641	(2,763)	2,163
Amounts recognised in other comprehensive income (ii)	301	49	–	7	351	(407)	301

Total comprehensive income for the year	2,460	481	–	701	1,992	(3,170)	2,464

Attributable to:
Equity shareholders	2,460	481	–	701	1,988	(3,170)	2,460
Non-controlling interests	–	–	–	–	4	–	4

	2,460	481	–	701	1,992	(3,170)	2,464

(i)	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.
(ii)	Includes other comprehensive income relating to interest in equity accounted affiliates.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 161

Financial Statements

Notes to the consolidated financial statements

– supplementary information

Continued

35. Additional disclosures in respect of guaranteed securities continued

Statements of financial position as at 31 March 2013 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m

Non-current assets
Goodwill	–	737	–	–	4,291	–	5,028
Other intangible assets	–	–	–	199	390	–	589
Property, plant and equipment	–	4,441	–	12,122	20,029	–	36,592
Deferred tax assets	–	–	–	–	–	–	–
Other non-current assets	–	21	–	12	71	–	104
Amounts owed by subsidiary undertakings	295	–	–	5,609	2,043	(7,947)	–
Pension assets	–	195	–	–	–	–	195
Financial and other investments	12,166	21	–	43	9,896	(21,477)	649
Derivative financial assets	585	–	–	977	410	–	1,972

Total non-current assets	13,046	5,415	–	18,962	37,130	(29,424)	45,129

Current assets
Inventories and current intangible assets	–	28	–	22	241	–	291
Trade and other receivables	3	428	–	380	2,099	–	2,910
Amounts owed by subsidiary undertakings	9,470	18	202	202	12,250	(22,142)	–
Financial and other investments	2,385	32	–	854	2,160	–	5,431
Derivative financial assets	163	–	–	119	60	(69)	273
Cash and cash equivalents	338	9	–	20	304	–	671

Total current assets	12,359	515	202	1,597	17,114	(22,211)	9,576

Assets of businesses held for sale	–	–	–	–	–	–	–

Total assets	25,405	5,930	202	20,559	54,244	(51,635)	54,705

Current liabilities
Borrowings	(613)	(69)	(4)	(1,103)	(1,659)	–	(3,448)
Derivative financial liabilities	(228)	–	–	(86)	(162)	69	(407)
Trade and other payables	(44)	(132)	–	(590)	(2,285)	–	(3,051)
Amounts owed to subsidiary undertakings	(9,029)	(70)	–	(3,152)	(9,891)	22,142	–
Current tax liabilities	–	(59)	–	(26)	(146)	–	(231)
Provisions	–	–	–	(63)	(245)	–	(308)

Total current liabilities	(9,914)	(330)	(4)	(5,020)	(14,388)	22,211	(7,445)

Non-current liabilities
Borrowings	(2,762)	(1,798)	(198)	(6,247)	(13,642)	–	(24,647)
Derivative financial liabilities	(458)	–	–	(420)	(396)	–	(1,274)
Other non-current liabilities	–	(281)	–	(1,053)	(550)	–	(1,884)
Amounts owed to subsidiary undertakings	(2,042)	–	–	–	(5,905)	7,947	–
Deferred tax liabilities	(1)	(563)	–	(1,817)	(1,695)	–	(4,076)
Pensions and other post-retirement benefit obligations	–	(977)	–	–	(2,717)	–	(3,694)
Provisions	–	(268)	–	(121)	(1,063)	–	(1,452)

Total non-current liabilities	(5,263)	(3,887)	(198)	(9,658)	(25,968)	7,947	(37,027)

Liabilities of businesses held for sale	–	–	–	–	–	–	–

Total liabilities	(15,177)	(4,217)	(202)	(14,678)	(40,356)	30,158	(44,472)

Net assets	10,228	1,713	–	5,881	13,888	(21,477)	10,233

Equity
Called up share capital	433	123	–	45	182	(350)	433
Share premium account	1,344	1,930	–	204	7,426	(9,560)	1,344
Retained earnings	13,132	(340)	–	4,325	6,468	(10,453)	13,132
Other equity reserves	(4,681)	–	–	1,307	(193)	(1,114)	(4,681)

Shareholders’ equity	10,228	1,713	–	5,881	13,883	(21,477)	10,228
Non-controlling interests	–	–	–	–	5	–	5

Total equity	10,228	1,713	–	5,881	13,888	(21,477)	10,233

162 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

35. Additional disclosures in respect of guaranteed securities continued

Statements of financial position as at 31 March 2012 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor

	National Grid plc	Niagara Mohawk Power Corporation	British Transco Finance Inc.	National Grid Gas plc	Other subsidiaries	Consolidation adjustments	National Grid consolidated
	£m	£m	£m	£m	£m	£m	£m

Non-current assets
Goodwill	–	701	–	–	4,075	–	4,776
Other intangible assets	–	9	–	229	308	–	546
Property, plant and equipment	–	4,038	–	11,650	18,013	–	33,701
Deferred tax assets	1	–	–	–	–	(1)	–
Other non-current assets	–	2	–	11	82	–	95
Amounts owed by subsidiary undertakings	537	–	–	5,611	–	(6,148)	–
Pension assets	–	155	–	–	–	–	155
Financial and other investments	10,811	22	–	37	9,838	(20,116)	592
Derivative financial assets	624	–	–	856	339	–	1,819

Total non-current assets	11,973	4,927	–	18,394	32,655	(26,265)	41,684

Current assets
Inventories and current intangible assets	–	36	–	25	315	–	376
Trade and other receivables	4	405	–	282	1,280	–	1,971
Amounts owed by subsidiary undertakings	9,346	32	191	173	9,740	(19,482)	–
Financial and other investments	830	22	–	432	1,107	–	2,391
Derivative financial assets	207	–	–	85	135	(110)	317
Cash and cash equivalents	26	1	–	–	305	–	332

Total current assets	10,413	496	191	997	12,882	(19,592)	5,387

Assets of businesses held for sale	–	–	–	–	264	–	264

Total assets	22,386	5,423	191	19,391	45,801	(45,857)	47,335

Current liabilities
Borrowings	(897)	(12)	(4)	(832)	(747)	–	(2,492)
Derivative financial liabilities	(202)	–	–	(52)	(18)	110	(162)
Trade and other payables	(37)	(258)	–	(573)	(1,817)	–	(2,685)
Amounts owed to subsidiary undertakings	(8,429)	(260)	–	(1,051)	(9,742)	19,482	–
Current tax liabilities	–	(173)	–	(21)	(189)	–	(383)
Provisions	–	(22)	–	(57)	(203)	–	(282)

Total current liabilities	(9,565)	(725)	(4)	(2,586)	(12,716)	19,592	(6,004)

Non-current liabilities
Borrowings	(3,119)	(1,309)	(187)	(6,568)	(9,350)	–	(20,533)
Derivative financial liabilities	(463)	–	–	(391)	(415)	–	(1,269)
Other non-current liabilities	–	(235)	–	(1,079)	(607)	–	(1,921)
Amounts owed to subsidiary undertakings	–	–	–	–	(6,148)	6,148	–
Deferred tax liabilities	–	(400)	–	(1,824)	(1,515)	1	(3,738)
Pensions and other post-retirement benefit obligations	–	(913)	–	–	(2,175)	–	(3,088)
Provisions	–	(248)	–	(102)	(1,099)	–	(1,449)

Total non-current liabilities	(3,582)	(3,105)	(187)	(9,964)	(21,309)	6,149	(31,998)

Liabilities of businesses held for sale	–	–	–	–	(87)	–	(87)

Total liabilities	(13,147)	(3,830)	(191)	(12,550)	(34,112)	25,741	(38,089)

Net assets	9,239	1,593	–	6,841	11,689	(20,116)	9,246

Equity
Called up share capital	422	117	–	45	182	(344)	422
Share premium account	1,355	1,835	–	204	7,426	(9,465)	1,355
Retained earnings	12,297	(363)	–	5,287	4,303	(9,227)	12,297
Other equity reserves	(4,835)	4	–	1,305	(229)	(1,080)	(4,835)

Shareholders’ equity	9,239	1,593	–	6,841	11,682	(20,116)	9,239
Non-controlling interests	–	–	–	–	7	–	7

Total equity	9,239	1,593	–	6,841	11,689	(20,116)	9,246

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 163

Financial Statements

Notes to the consolidated financial statements

– supplementary information

Continued

35. Additional disclosures in respect of guaranteed securities continued

Cash flow statements

	Parent guarantor	Issuer of notes		Subsidiary guarantor

	National Grid plc	Niagara Mohawk Power Corporation	British Transco Finance Inc.	National Grid Gas plc	Other subsidiaries	Consolidation adjustments	National Grid consolidated
	£m	£m	£m	£m	£m	£m	£m

Year ended 31 March 2013
Net cash flow from operating activities	36	162	–	1,608	1,944	–	3,750
Net cash flow from/(used in) investing activities	(979)	(286)	–	(1,345)	(1,048)	(2,472)	(6,130)
Net cash flow from/(used in) financing activities	1,255	132	–	(240)	(904)	2,472	2,715

Net increase/(decrease) in cash and cash equivalents in the year	312	8	–	23	(8)	–	335

Year ended 31 March 2012
Net cash flow from operating activities	75	441	–	1,596	2,116	–	4,228
Net cash flow from/(used in) investing activities	559	(287)	–	(1,171)	(1,166)	(306)	(2,371)
Net cash flow from/(used in) financing activities	(808)	(155)	–	(502)	(741)	306	(1,900)

Net increase/(decrease) in cash and cash equivalents in the year	(174)	(1)	–	(77)	209	–	(43)

Year ended 31 March 2011
Net cash flow from operating activities	55	742	–	1,596	2,465	–	4,858
Net cash flow from/(used in) investing activities	2,127	(377)	–	(909)	(1,850)	(3,765)	(4,774)
Net cash flow from/(used in) financing activities	(2,180)	(365)	–	(621)	(1,029)	3,765	(430)

Net increase/(decrease) in cash and cash equivalents in the year	2	–	–	66	(414)	–	(346)

Cash dividends were received by National Grid plc from subsidiary undertakings amounting to £570m during the year ended 31 March 2013 (2012: £200m; 2011: £150m).

Maturity analysis of parent Company borrowings

	2013	2012
	£m	£m

Total borrowings are repayable as follows:
Less than 1 year	613	897
In 1-2 years	835	373
In 2-3 years	51	826
In 3-4 years	642	48
In 4-5 years	–	654
More than 5 years, other than by instalments	1,234	1,218

	3,375	4,016

164 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Company accounting policies

We are required to include the stand-alone balance sheet of our ultimate parent Company, National Grid plc, under the Companies Act 2006. This is because the publicly traded shares are actually those of National Grid plc (the Company) and the following disclosures provide additional information to shareholders.

A. Basis of preparation of individual financial statements under UK GAAP

These individual financial statements of the Company have been prepared in accordance with applicable UK accounting and financial reporting standards and the Companies Act 2006. They have been prepared on an historical cost basis, except for the revaluation of financial instruments, and are presented in pounds sterling, which is the currency of the primary economic environment in which the Company operates. The 2012 comparative financial information has also been prepared on this basis.

These individual financial statements have been prepared on a going concern basis following the assessment made by the Directors as set out on page 57.

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

E. Financial instruments

The Company’s accounting policies under UK GAAP, namely FRS 25 ‘Financial Instruments: Presentation’, FRS 26 ‘Financial Instruments: Measurement’ and FRS 29 ‘Financial Instruments: Disclosures’, are the same as the Group’s accounting policies under IFRS, namely IAS 32 ‘Financial Instruments: Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’. The Company applies these policies only in respect of the financial instruments that it has, namely investments, derivative financial instruments, debtors, cash at bank and in hand, borrowings and creditors.

The policies are set out in notes 12, 14, 16, 17, 19 and 20 to the consolidated financial statements. The Company is taking the exemption for financial instruments disclosures, because IFRS 7 disclosures are given in notes 30 and 34 to the consolidated financial statements.

F. Hedge accounting

The Company applies the same accounting policy as the Group in respect of fair value hedges and cash flow hedges. This policy is set out in note 14 to the consolidated financial statements.

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

H. Share awards to employees of subsidiary undertakings

The issuance by the Company to employees of its subsidiaries of a grant over the Company’s options represents additional capital contributions by the Company to its subsidiaries. An additional investment in subsidiaries results in a corresponding increase in shareholders’ equity. The additional capital contribution is based on the fair value of the option at the date of grant, allocated over the underlying grant’s vesting period. Where payments are subsequently received from subsidiaries, these are accounted for as a return of a capital contribution and credited against the Company’s investments in subsidiaries. The Company has no employees.

I. Dividends

Interim dividends are recognised when they are paid to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 165

Financial Statements

Company balance sheet

at 31 March

		2013	2012
	Notes	£m	£m

Fixed assets
Investments	1	8,177	8,157

Current assets
Debtors (amounts falling due within one year)	2	9,636	9,557
Debtors (amounts falling due after more than one year)	2	880	1,162
Investments	5	2,723	855
Cash at bank and in hand		–	1

Total current assets		13,239	11,575

Creditors (amounts falling due within one year)	3	(9,914)	(9,565)

Net current assets		3,325	2,010

Total assets less current liabilities		11,502	10,167

Creditors (amounts falling due after more than one year)	3	(5,263)	(3,582)

Net assets		6,239	6,585

Capital and reserves
Called up share capital	7	433	422
Share premium account	8	1,344	1,355
Cash flow hedge reserve	8	12	9
Other equity reserves	8	240	220
Profit and loss account	8	4,210	4,579

Total shareholders’ funds	9	6,239	6,585

The notes on pages 167 to 169 form part of the individual financial statements of the Company, which were approved by the Board of Directors on 15 May 2013 and were signed on its behalf by:

Sir Peter Gershon Chairman

Andrew Bonfield Finance Director

166 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Notes to the Company financial statements

1. Fixed asset investments

Shares in subsidiary undertakings £m

At 1 April 2011	7,890
Additions	267

At 31 March 2012	8,157
Additions	20

At 31 March 2013	8,177

During the year there was a capital contribution of £20m (2012: £24m) which represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes. During the year ended 31 March 2012, the Company also acquired a further 69,242 ordinary shares of £1 each in National Grid (US) Holdings Limited for a total consideration of £243m.

The names of the principal subsidiary undertakings, joint ventures and associates are included in note 33 to the consolidated financial statements. The Directors believe that the carrying value of the investments is supported by the fair value of their underlying net assets.

2. Debtors

	2013 £m	2012 £m

Amounts falling due within one year:
Derivative financial instruments (note 4)	163	207
Amounts owed by subsidiary undertakings	9,470	9,346
Prepayments and accrued income	3	4

	9,636	9,557

Amounts falling due after more than one year:
Derivative financial instruments (note 4)	585	624
Amounts owed by subsidiary undertakings	295	537
Deferred taxation	–	1

	880	1,162

3. Creditors

	2013 £m	2012 £m

Amounts falling due within one year:
Borrowings (note 6)	613	897
Derivative financial instruments (note 4)	228	202
Amounts owed to subsidiary undertakings	9,029	8,429
Other creditors	44	37

	9,914	9,565

Amounts falling due after more than one year:
Borrowings (note 6)	2,762	3,119
Derivative financial instruments (note 4)	458	463
Amounts owed to a subsidiary undertaking	2,042	–
Deferred taxation	1	–

	5,263	3,582

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 167

Financial Statements

Notes to the Company financial statements

Continued

4. Derivative financial instruments

The fair values of derivative financial instruments are:

	2013			2012
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Amounts falling due within one year	163	(228)	(65)	207	(202)	5
Amounts falling due after more than one year	585	(458)	127	624	(463)	161
	748	(686)	62	831	(665)	166
For each class of derivative the notional contract* amounts are as follows:
					2013 £m	2012 £m
Interest rate swaps					(8,015)	(8,624)
Cross-currency interest rate swaps					(5,376)	(3,829)
Foreign exchange forward contracts					(9,080)	(9,801)
Total					(22,471)	(22,254)

*The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the balance sheet date

5. Investments

The following table sets out the Company’s current asset investments:

					2013 £m	2012 £m
Investments in short-term money funds					2,113	705
Short-term deposits					438	34
Restricted cash balances – collateral					172	116
					2,723	855
6. Borrowings The following table analyses the Company’s total borrowings:
					2013 £m	2012 £m
Amounts falling due within one year:
Bank loans					277	134
Bonds					336	763
					613	897
Amounts falling due after more than one year:
Bank loans					–	125
Bonds					2,762	2,994
					2,762	3,119
Total borrowings					3,375	4,016

The maturity of total borrowings is disclosed in note 35 on page 164 to the consolidated financial statements. There are no differences in the maturities as calculated under IFRS or UK GAAP.

The notional amount of borrowings outstanding as at 31 March 2013 was £3,250m (2012: £3,878m). Further information on significant borrowings can be found on the debt investors section of our website.

7. Called up share capital

The called up share capital amounting to £433m (2012: £422m) consists of 3,794,575,998 (2012: 3,700,949,542) ordinary shares. For further information on share capital, refer to note 24 to the consolidated financial statements.

168 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

8. Reserves

	Share premium account £m	Cash flow hedge reserve £m	Other equity reserves £m	Profit and loss account £m

At 1 April 2011	1,361	2	196	5,471
Transferred from equity in respect of cash flow hedges (net of tax)	–	7	–	–
Shares issued in lieu of dividends	(6)	–	–	–
Issue of treasury shares	–	–	–	13
Purchase of own shares	–	–	–	(4)
Share awards to employees of subsidiary undertakings	–	–	24	–
Loss for the financial year	–	–	–	(901)

At 31 March 2012	1,355	9	220	4,579
Transferred from equity in respect of cash flow hedges (net of tax)	–	3	–	–
Shares issued in lieu of dividends	(11)	–	–	–
Issue of treasury shares	–	–	–	19
Purchase of own shares	–	–	–	(6)
Share awards to employees of subsidiary undertakings	–	–	20	–
Loss for the financial year	–	–	–	(382)

At 31 March 2013	1,344	12	240	4,210

There were no gains and losses, other than losses for the years stated above; therefore no separate statement of total recognised gains and losses has been presented. At 31 March 2013, £86m (2012: £273m) of the profit and loss account reserve relating to gains on intra-group transactions was not distributable to shareholders.

9. Reconciliation of movements in total shareholders’ funds

			2013 £m	2012 £m

Profit for the financial year			428	105
Dividends (i)			(810)	(1,006)

Loss for the financial year			(382)	(901)
Issue of treasury shares			19	13
Purchase of own shares			(6)	(4)
Movement on cash flow hedge reserve (net of tax)			3	7
Share awards to employees of subsidiary undertakings			20	24

Net decrease in shareholders’ funds			(346)	(861)
Opening shareholders’ funds			6,585	7,446

Closing shareholders’ funds			6,239	6,585

(i)    For further details of dividends paid and payable to shareholders, refer to note 7 to the consolidated financial statements.

10. Parent Company guarantees

The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. At 31 March 2013, the sterling equivalent amounted to £2,767m (2012: £703m). The guarantees are for varying terms from less than one year to open-ended.

11. Audit fees

The audit fee in respect of the parent Company was £25,750 (2012: £25,000). Fees payable to PricewaterhouseCoopers LLP for non-audit services to the Company are not required to be disclosed as they are included within note 2 to the consolidated financial statements.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 169

Additional Information

Additional information

Business information in detail

Contents

170	Business information in detail
	170	UK regulation
	172	US regulation
	176	Risk factors

179	Internal control
	179	Information assurance
	179	Disclosure controls
	179	Internal control over financial reporting
	179	Changes to internal control over financial reporting

180	Directors’ Report disclosures
	180	Articles of Association
	180	Board biographies
	182	Capital Gains Tax
	182	Change of control provisions
	182	Charitable donations
	182	Conflicts of interest
	183	Directors’ indemnity
	183	Events after the reporting period
	183	Material interests in shares
	183	Policy and practice on payment of creditors
	183	Political donations and expenditure
	183	Research and development
	183	Share capital

184	Other disclosures
	184	Articles of Association
	185	Code of Ethics
	185	Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards
	185	Depositary payments to the Company
	186	Description of securities other than equity securities: depositary fees and charges
	186	Documents on display
	186	Employees
	186	Exchange controls
	186	Exchange rates
	187	Key milestones
	187	Material contracts
	187	Property, plant and equipment
	187	Shareholder analysis
	187	Taxation
	189	The offer and listing including price history
	189	Unresolved SEC staff comments

UK regulation

Our licences, established under the Gas Act 1986 and Electricity Act 1989, as amended (the Acts), require us to develop, maintain and operate economic and efficient networks and to facilitate competition in the supply of gas and electricity in Great Britain. They also give us statutory powers, such as the right to bury our pipes or cables under public highways and the ability to use compulsory powers to purchase land to enable the conduct of our business.

Our networks are regulated by Ofgem, which has established price control mechanisms that set the amount of revenue that can be earned by our regulated businesses. Price control regulation is designed to ensure our interests, as a monopoly, are balanced with those of our customers. Ofgem allows us to charge reasonable, but not excessive, prices giving us a future level of revenue sufficient to meet our statutory duties and licence obligations, and also to make a reasonable return on our investment.

The price control includes a number of mechanisms to achieve its objectives, including financial incentives designed to encourage us to: continuously improve the cost and effectiveness of our services; manage and operate our networks efficiently; deliver high quality services to our customers and wider stakeholder community; and invest in the development of the network in a manner that ensures long-term security of supply.

Our UK Transmission and UK Gas Distribution businesses operate under eight separate price controls in the UK. These comprise two for our UK electricity transmission operations, one covering our role as transmission owner (TO) and the other for our role as system operator (SO); two for our gas transmission operations, again one as TO and one as SO; and one for each of our four regional gas distribution networks. While each of the eight price controls may have differing terms, they are based on a consistent regulatory framework.

In addition to the eight price controls, our LNG storage business has a price control covering some aspects of its operations. There is also a tariff cap price control applied to certain elements of domestic metering and daily meter reading activities undertaken by National Grid Metering.

Price controls up to 31 March 2013

The previous price control mechanisms for our UK Transmission and UK Gas Distribution businesses expired on 31 March 2013 and were consistent with the description provided on page 16.

2012/13 saw another good year of performance, outperforming the allowed returns in each of the three main businesses:

As at 31 March 2013	RAV	Allowed vanilla return	Achieved vanilla return	Achieved ROE
Electricity transmission	£10,145m	4.75%	5.4%	11.8%
Gas transmission	£5,340m	4.75%	7.5%	17.2%
Gas distribution	£8,330m	4.94%	6.0%	13.5%
Total	£23,815m	4.82%	6.1%	13.6%

170 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

RIIO price controls

Our UK regulator has introduced a new regulatory framework called RIIO (revenue = incentives + innovation + outputs) that became effective on 1 April 2013 and lasts for eight years. The building blocks of the RIIO price control are broadly similar to the historical price controls used in the UK, however there are some significant differences in the mechanics of the calculations.

How is revenue calculated?

Under RIIO the outputs we deliver are clearly articulated and are integrally linked to the calculation of our allowed revenue. These outputs have been determined through an extensive consultation process which has given stakeholders a greater opportunity to input to these decisions. The clarity around outputs should lead to greater transparency of our performance in delivering them.

The six key output categories are:

•	Safety: ensuring the provision of a safe energy network

•	Reliability (and availability): promoting networks capable of delivering long-term reliability, as well as minimising the number and duration of interruptions experienced over the price control period, and ensuring adaptation to climate change

•	Environmental impact: encouraging companies to play their role in achieving broader environmental objectives – specifically facilitating the reduction of carbon emissions – as well as minimising their own carbon footprint

•	Customer and stakeholder satisfaction: maintaining high levels of customer satisfaction and stakeholder engagement, and improving service levels

•	Customer connections: encouraging networks to connect customers quickly and efficiently

•	Social obligations (Gas Distribution only): extending the gas network to communities that are fuel poor where it is efficient to do so and introducing measures to address carbon monoxide poisoning incidents

Within each of these output categories are a number of primary and secondary deliverables, reflecting what our stakeholders want us to deliver over the coming price control period. The nature and number of these deliverables varies according to the output category, with some being linked directly to our allowed revenue, some linked to legislation, and others having only a reputational impact. Ofgem, using information submitted by us along with independent assessments, determines the efficient level of expected costs necessary to deliver them. Under RIIO this is known as totex, short for total expenditure, and is similar to the sum of controllable opex, capex and repex (for Gas Distribution) under the previous price control.

A number of assumptions are necessary in setting these outputs such as certain prices or the volumes of work that will be needed. As a result, to protect us and our customers from windfall gains and losses, there are a number of uncertainty mechanisms within the RIIO framework that can result in adjustments to totex if actual prices or volumes differ from the assumptions.

Where we under- or over-spend the allowed totex for reasons that are not covered by uncertainty mechanisms, there is a sharing factor, ie the under- or over-spend is shared between us and customers through an adjustment to allowed revenues in a future year. This sharing factor provides an incentive for us to provide the outputs efficiently as we are able to keep a portion of the savings, with the remainder benefiting our customers.

This sharing factor is one of the ways that RIIO has given innovation more prominence. Innovation includes traditional areas such as new technologies, as well as the broader challenge of finding new ways of working to deliver outputs more efficiently. This broader challenge will have an impact on everyone in our business and we have updated our strategy to reflect this new way of thinking.

Totex is then split between fast and slow money, a new concept under RIIO, based on a specified percentage. Fast money represents the amount of totex that we are able to recover in the current year. Slow money is added to our RAV.

In addition to fast money, in each year we are allowed to collect a depreciation of and a return on our RAV. This operates in a similar way to the previous price control, although there have been changes to the asset life (electricity transmission) and depreciation calculation (Gas Distribution) for some of our businesses. We are also allowed to collect additional revenues related to non-controllable costs and incentives.

The incentive mechanisms can increase or decrease our allowed revenue and result from our performance against various measures related to our outputs. RIIO has introduced new incentive mechanisms as a way to provide further incentives to align our objectives with those of our customers and other stakeholders. For example, performance against our customer satisfaction targets can have a positive or negative effect of up to 1% of allowed annual revenues. Incentives will normally affect our revenues two years after the year of performance.

Key financial metrics

Some of the key financial metrics are included below:

	Transmission		Gas Distribution
	Gas	Electricity
Cost of equity (post-tax real)	6.8%	7.0%	6.7%
Cost of debt (pre-tax real)	iBoxx 10 year simple trailing average index (2.92% for 2013/14)
Notional gearing	62.5%	60.0%	65.0%
Implied vanilla WACC*	4.4%	4.6%	4.2%

*	Implied vanilla WACC = cost of debt x gearing + cost of equity x (1 – gearing)

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 171

Additional Information

Additional information

Business information in detail

Continued

	Gas transmission		Electricity transmission		Gas Distribution
	Transmission Operator	System Operator	Transmission Operator	System Operator	North West	East of England	West Midlands	London
1 Fast	Baseline 35.6%	62.60%	15.00%	72.10%	Repex:	Stepped decline from 50% in 2013/14 to 0% in 2020/21 in seven equal instalments of 7.14% per annum

	Uncertainty 10%				73.90%	73.37%	75.05%	76.53%
2 Slow	Baseline 64.4%	37.40%	85.00%	27.90%	Repex:	Stepped increase from 50% in 2013/14 to 100% in 2020/21 in seven equal instalments of 7.14% per annum

	Uncertainty 90%				26.10%	26.63%	24.95%	23.47%
3 Sharing	44.36%		46.89%		63.04%

For more information on RIIO, including incentive mechanisms, please see the relevant investor fact sheets on the Investor Relations section of our website.

US regulation

Regulators

In the US, public utilities’ retail transactions are regulated by state utility commissions, including the NYPSC, the MADPU and the RIPUC.

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

Regulatory process

Utilities in the US submit a formal rate filing to the relevant state regulatory body, requesting a revenue adjustment in a proceeding known as a rate case.

The rate case process is conducted in a litigated setting and, in the states in which we operate, it can take six to 13 months for the commission to render a final decision. In all states, the utility is required to prove that its requested rate change is prudent and reasonable. The utility may request a rate plan that can span multiple years. Unlike the state processes, the federal regulator has no specified timeline for adjudicating a rate case, but typically makes a final decision retroactive when the case is completed.

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

The rate of return applied to the rate base is the utility’s weighted average cost of capital. This represents its cost of debt and an allowed ROE intended to provide the utility with an opportunity to attract capital from investors and maintain its financial integrity. The total cost of service is apportioned among different customer classes and categories of service to establish the rates, through a process called rate design, for these classes of customers. The final cost of service and rate design are ultimately approved in the rate case decision.

The revenue requirement is derived from a comprehensive study of the utility’s total costs during a recent 12 month period of operations, referred to as a test year.

Each commission has its own rules and standards for adjustments to the test year. These are intended to arrive at the total costs expected in the first year new rates will be in effect, or the rate year, and may include forecast capital investments in determining rate year rate base. Often, known and measurable adjustments are made to test year data to reflect normal operating conditions. In Massachusetts, only limited adjustments to this test year are allowed, which are required to be both known and measurable. New York and Rhode Island allow more comprehensive adjustments to the test year. In summary, the US regulatory regime is based on a building block approach intended to allow the utility to recover its cost of service and earn a return on its investments.

172 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Our rate plans

We have four sets of electricity rates and six sets of gas rates, covering our electricity distribution operations in upstate New York, Massachusetts, and Rhode Island, and our gas distribution networks in upstate New York, New York City, Long Island, Massachusetts, and Rhode Island. Distribution and transmission electricity services in upstate New York continue to be subject to a combined rate that is billed to end use customers. In New England, retail transmission rates reflect the recovery from our end use customers of wholesale transmission charges assessed to our electricity distribution companies. Wholesale rates for our electricity transmission network in New England and New York and our Long Island generation rates are subject to FERC approval.

Our rate plans are designed to produce a specific allowed ROE, by reference to an allowed operating expense level and rate base. Some rate plans include earnings sharing mechanisms that allow us to retain a proportion of the earnings above our allowed ROE we achieve through improving efficiency, with the balance benefiting customers.

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

Allowed ROE in context

One measure used to monitor the performance of our regulated businesses is a comparison of achieved ROE to allowed ROE, with a target that the achieved should be equal to or above the allowed. This measure cannot be used in isolation, however, as there are a number of factors that may prevent us from achieving that target in any given year:

•	Regulatory lag: in the years following the rate year, costs may increase due to inflation or other factors. If the cost increases cannot be offset by productivity gains, the total cost to deliver will be higher as a proportion of revenue and therefore achieved ROE will be lowered.
•	Cost disallowances: a cost disallowance is a decision by the regulator that a certain expense should not be recovered in rates from customers. The regulator may do this for a variety of reasons. We can respond to some disallowances by choosing not to incur those costs; others may be unavoidable. As a result, unless offsetting cost reductions can be found, the achieved ROE will be lowered.
•	Market conditions: if a utility files a new rate case, the new allowed ROE may be below the current allowed ROE as financial market conditions may have changed. As such, a utility that appears to be underperforming the allowed ROE and files a new rate case may not succeed in increasing revenues.

We work to increase achieved ROEs through: productivity improvements; positive performance against incentives or earned savings mechanisms such as energy efficiency programmes, where available; and, through filing a new rate case when achieved returns are lower than that which the Company could reasonably expect to attain through a new rate case.

Features of our rate plans

We are responsible for billing our customers for their use of electricity and gas services. Customer bills typically comprise a commodity charge, covering the cost of the electricity or gas delivered, and charges covering our delivery service. Depending on the state, delivery rates are either based upon actual sales volumes and costs incurred in an historical test year, or on estimates of sales volumes and costs, and in both cases may differ from actual amounts. A substantial proportion of our costs, in particular electricity and gas purchases for supply to customers, are pass-through costs, meaning they are fully recoverable from our customers. These pass-through costs are recovered through separate charges to customers that are designed to recover those costs with no profit. Rates are adjusted from time to time to ensure any over- or under-recovery of these costs is returned to, or recovered from, our customers. There can be timing differences between costs being incurred and rates being adjusted.

Revenue for our wholesale transmission businesses in New England and New York is collected from wholesale transmission customers, who are typically other utilities and include our own New England electricity distribution businesses. With the exception of upstate New York, which continues to combine retail transmission and distribution rates to end use customers, these wholesale transmission costs are incurred by distribution utilities on behalf of their customers and are fully recovered as a pass-through from end use customers as approved by each state commission. Our Long Island generation plants sell capacity to LIPA under a power supply agreement, approved by FERC, which provides a similar economic effect to cost of service rate regulation.

US regulatory filings

The objectives of our rate case filings are to ensure we have the right cost of service with the ability to earn a fair and reasonable rate of return, while providing a safe and reliable service to our customers. In order to achieve these objectives and to reduce regulatory lag, we have been requesting structural changes, such as revenue decoupling mechanisms, capital trackers, commodity related bad debt true ups, and pension and other post-employment benefit (OPEB) true ups, separately from base rates. These terms are explained below the table on page 175. The following chart shows the progress we have made on these regulatory principles. We continue to work towards implementing these regulatory principles across our US business.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 173

Additional Information

Additional information

Business information in detail

Continued

Although many of our rate plans feature revenue decoupling, in some cases decoupling applies only to some classes of customer. As a result, the proportion of revenues which is decoupled is 92% for our electricity businesses and 64% for our gas businesses for 2012/13. Transmission and generation revenue is effectively decoupled.

Below we summarise significant developments in rate filings during the year.

New York

Upstate New York 2012 rate plan filing

On 27 April 2012, we filed a rate plan filing for our upstate New York electricity and gas businesses. On 31 October, the Company filed a term sheet reflecting the provisions of a proposed three year settlement agreement in respect of new rates. The Commission issued the final written order on 15 March 2013.

The new rate plan provides an increase in electricity delivery revenue of $43.4 million, $51.4 million, and $28.3 million for rate years one to three respectively. For the gas operations, the rate plan provides a decrease in delivery revenue of $3.3 million in rate year one and an increase of $5.9 million and $6.3 million in rate years two and three respectively. The revenue requirements for Niagara Mohawk’s electricity and gas businesses are based on a ROE of 9.3%, which includes a stay out premium for the three year term, and a capital structure that includes a 48% common equity component. The final agreement also includes annual reconciliation mechanisms for certain non-controllable costs. New rates became effective on 1 April 2013.

Downstate New York rate plan extension

In November 2012, The Brooklyn Union Gas Company (also known as KeySpan Energy Delivery New York or KEDNY) and the staff of the NYPSC entered into confidential discussions around the potential for extending and updating aspects of the five year rate agreement which ended on 31 December 2012.

National Grid and the Department of Public Service Staff filed a term sheet with the Commission on 15 January 2013 and a Joint Proposal formalising the settlement was filed on 22 February 2013. The proposed settlement is not expected to materially affect customer bills or KEDNY’s revenues over the period of the rate agreement. The proposed two year agreement for extending and modifying elements of the original KEDNY five year rate plan includes a 9.4% ROE in each of the two years 2013 and 2014, with a 48% equity structure, which is financially equivalent to the terms of the original five year rate plan (9.8% ROE and 45% equity structure). Under the proposed agreement, 80% of any earnings over 9.4% will be allocated to fund recovery of prior environmental deferrals with the remaining 20% being retained by KEDNY. The proposed agreement also includes an increase in capital expenditure allowances to $320.1 million in 2013 and $293.7 million in 2014 as compared with the original rate plan capital allowances of $155.4 million per year. The agreement also proposes updates to various customer service and other performance metrics. Under the proposed agreement, there is no impact on the delivery rates for customers.

Long Island

LIPA power supply agreement (PSA)

National Grid owns and manages a number of power plants on Long Island, with a generation capacity of 3.8 GW. We have been supplying electricity to communities and businesses across Long Island under an agreement with LIPA that was set to expire in May 2013.

On 2 October 2012, National Grid and LIPA agreed to amend and restate their existing PSA for 15 years expiring on 30 April 2028 subject to LIPA’s option to terminate the agreement as early as 30 April 2025 upon two years’ advance notice. The amended and restated PSA was filed on 22 March 2013 with FERC, commencing a 60 day waiting period.

The agreement contains a pricing formula similar to the current PSA, at rates approved by FERC. The agreement resulted in a rate decrease of $27.4 million annually compared with the 1998 PSA. The new agreement sets a ROE of 9.75% and a capital structure with an equity component of 50%. The PSA continues certain annual rate adjustments, such as pension and other post-retirement benefit expenses, property tax true up, adjustments for new plant in service, and certain inflationary increases. The new PSA allows both parties a ROE reopener in contract years four to six and National Grid a one time rate reopener after contract year six.

The new agreement also gives National Grid and LIPA new options for updating and modernising the power plants through retiring, or repowering, existing facilities while reducing energy costs and improving environmental performance.

Rhode Island

Rhode Island 2012 rate plan filing

On 27 April 2012, we filed a new rate plan for our Rhode Island electricity and gas businesses, to take effect from 1 February 2013. At an open meeting on 20 December 2012, RIPUC approved the rate case settlement.

The new rate plans include a 9.5% allowed ROE, a 49% equity portion in the assumed capital structure, pension trackers and increased operating cost allowances compared with the current rate plans. The new rate plans provide for a revenue increase of $20.9 million for electricity operations and $10.9 million for gas operations. They also provide for an annual property tax recovery mechanism included in the Company’s annual capital programme that more closely aligns rate recovery and costs related to property tax expenses. A written order was issued by the Commission on 31 January 2013 and new rates became effective on 1 February 2013.

Complaint on transmission allowed ROE

In September 2011 and December 2012 complaints were filed with FERC against certain transmission owners, including our New England transmission business, to lower the base ROE from the FERC approved rate of 11.14% to 9.2% and 8.7% respectively. The transmission owners, including National Grid, have filed a response arguing that the complainants have not proven that the existing rate is unjust and unreasonable and that the 11.14% base ROE should be allowed to continue. The matters are ongoing.

Overland audit

In January 2013, the NYPSC published the results of an audit of National Grid’s New York state regulated business by Overland, a consultancy commissioned by the NYPSC in 2010/11. The report recommended a number of actions, many of which have already been implemented as a result of the Liberty audit which the Company commissioned at around the same time. National Grid has presented a plan to the NYPSC to address the outstanding recommendations and is analysing the audit findings with the NYPSC to determine any potential impact on historical customer bills.

174 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

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

¸Pension/OPEB true up

A mechanism that reconciles the actual non capitalised costs of pension and OPEB and the actual amount recovered in base rates. The difference may be amortised and recovered over a period or deferred for a future rate case.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 175

Additional Information

Additional information

Business information in detail

Continued

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

Potentially harmful activities

Aspects of the work we do could potentially harm employees, contractors, members of the public or the environment.

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

Operational performance could be materially adversely affected by a failure to maintain the health of the system or network, inadequate forecasting of demand, inadequate record keeping or control of data or failure of information systems and supporting technology. This could cause us to fail to meet agreed standards of service, incentive and reliability targets, or be in breach of a licence, approval, regulatory requirement or contractual obligation. Even incidents that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation.

In addition to these risks, we may be affected by other potential events that are largely outside our control such as the impact of weather (including as a result of climate change and major storms such as Superstorm Sandy), unlawful or unintentional acts of third parties, insufficient or unreliable supply or force majeure. Weather conditions can affect financial performance and severe weather that causes outages or damages infrastructure together with our actual or perceived response will materially adversely affect operational and potentially business performance and our reputation.

Malicious attack, sabotage or other intentional acts, including breaches of our cyber security, may also damage our assets or otherwise significantly affect corporate activities and, as a consequence, have a material adverse impact on our business, results of operations and financial condition. Unauthorised access to, or deliberate breaches of, our IT systems may also seek to access and manipulate our proprietary business data or customer information. Unauthorised access to private customer information may make us liable for a violation of data privacy regulations.

Even where we establish business continuity controls and security against threats against our systems, these may not be sufficient.

176 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Law and regulation

Changes in law or regulation or decisions by governmental bodies or regulators could materially adversely affect us.

Most of our businesses are utilities or networks subject to regulation by governments and other authorities. Changes in law or regulation or regulatory policy and precedent, including decisions of governmental bodies or regulators, in the countries or states in which we operate could materially adversely affect us.

Decisions or rulings concerning, for example:

(i) whether licences, approvals or agreements to operate or supply are granted, amended or renewed, whether consents for construction projects are granted in a timely manner or whether there has been any breach of the terms of a licence, approval or regulatory requirement; and

(ii)  timely recovery of incurred expenditure or obligations, the ability to pass through commodity costs, a decoupling of energy usage and revenue, and other decisions relating to the impact of general economic conditions on us, our markets and customers, implications of climate change, whether aspects of our activities are contestable, the level of permitted revenues and dividend distributions for our businesses and in relation to proposed business development activities, could have a material adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future.

For further information see pages 170 to 175 which explain our regulatory environment in detail.

Business performance

Current and future business performance may not meet our expectations or those of our shareholders.

Earnings maintenance and growth from our regulated gas and electricity businesses will be affected by our ability to meet or exceed efficiency targets and service quality standards set by, or agreed with, our regulators. In addition, from time to time we publish cost and efficiency savings targets for our businesses.

If we do not meet these targets and standards, or if we do not implement the transformation projects we are carrying out as envisaged (including the US foundation programme), or are not able to shape our operating model to deliver success under RIIO, we may not achieve the expected benefits, our business may be materially adversely affected and our performance, results of operations and reputation may be materially harmed and we may be in breach of regulatory or contractual obligations.

Business development activity

New businesses or activities that we undertake alone or with partners may not deliver target outcomes and may expose us to additional operational and financial risk.

Business development activities, including acquisitions, disposals, joint ventures and organic investment opportunities (including organic investments made as a result of changes to the energy mix), entail a number of risks, including that they may be based on incorrect assumptions or conclusions, failure to realise planned levels of synergy and efficiency savings, the inability to integrate acquired businesses effectively and we may suffer unanticipated costs and liabilities and other unanticipated effects.

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

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 177

Additional Information

Additional information

Business information in detail

Continued

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

Financing and liquidity

An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses.

Our businesses are financed through cash generated from our ongoing operations, bank lending facilities and the capital markets, particularly the long-term debt capital markets. Some of the debt we issue is rated by credit rating agencies and changes to these ratings may affect both our borrowing capacity and borrowing costs. In addition, restrictions imposed by regulators may also limit how we service the financial requirements of our current businesses or the financing of newly acquired or developing businesses.

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

Some of our regulatory agreements impose lower limits for the long-term senior unsecured debt credit ratings that certain companies within the group must hold or the amount of equity within their capital structures. One of the principal limits requires National Grid plc to hold an investment grade long-term senior unsecured debt credit rating. In addition, some of our regulatory arrangements impose restrictions on the way we can operate. These include regulatory requirements for us to maintain adequate financial resources within certain parts of our operating businesses and may restrict the ability of National Grid plc and some of our subsidiaries to engage in certain transactions, including paying dividends, lending cash and levying charges. The inability to meet such requirements or the occurrence of any such restrictions may have a material adverse impact on our business and financial condition.

Our debt agreements and banking facilities contain covenants, including those relating to the periodic and timely provision of financial information by the issuing entity and financial covenants such as restrictions on the level of subsidiary indebtedness. Failure to comply with these covenants, or to obtain waivers of those requirements, could in some cases trigger a right, at the lender’s discretion, to require repayment of some of our debt and may restrict our ability to draw upon our facilities or access the capital markets.

Customers and counterparties

Customers and counterparties may not perform their obligations.

Our operations are exposed to the risk that customers, suppliers, financial institutions and others with whom we do business will not satisfy their obligations, which could materially adversely affect our financial position.

This risk is most significant where our subsidiaries have concentrations of receivables from gas and electricity utilities and their affiliates (such as the Long Island Power Authority), as well as industrial customers and other purchasers, and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions.

Employees and others

We may fail to attract, develop and retain employees with the competencies, values and behaviours required to deliver our strategy and vision and ensure they are engaged to act in our best interests.

Our ability to implement our strategy depends on the capabilities and performance of our employees and leadership. Our ability to implement our strategy and vision may be negatively affected by the loss of key personnel or an inability to attract, develop or retain appropriately qualified personnel (in particular for technical positions where availability of appropriately qualified personnel may be limited), or if significant disputes arise with our employees. As a result, there may be a material adverse effect on our business, financial condition, results of operations and prospects.

There is a risk that an employee or someone acting on our behalf may breach our internal controls or internal governance framework or may contravene applicable laws and regulations. This could have an impact on our results of operations, our reputation and our relationship with our regulators and other stakeholders.

178 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Additional information

Internal control

Information assurance

The Board considers that it is imperative to have accurate and reliable information to enable informed and timely decisions to be taken that further our objectives. Key elements in managing information assurance risks include education, training and awareness.

These initiatives emphasise the importance of information security, the quality of data collection and the affirmation process that supports our business transactions, evidencing our decisions and actions. All communication channels, including training for doing the right thing, make it clear that the accurate and honest reporting of data and other information must never be compromised. These initiatives are supported by the letter of assurance process in which managers affirm, among other things, they have control frameworks in place to assist in the accurate reporting of data and other information. In line with ongoing transformation initiatives, we continue to monitor and evolve our control processes.

Disclosure controls

Working with management, including the Chief Executive and Finance Director, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at 31 March 2013. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, however the effectiveness of any system of disclosure controls and procedures has limitations including the possibility of human error and the circumvention or overriding of the controls and procedures. Even effective disclosure controls and procedures provide only reasonable assurance of achieving their objectives. Based on the evaluation, the Chief Executive and Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file and submit under the Exchange Act is recorded, processed, summarised and reported as and when required and that such information is accumulated and communicated to our management, including the Chief Executive and Finance Director, as appropriate, to allow timely decisions regarding disclosure.

Internal control over financial reporting

Our management, including the Chief Executive and Finance Director, has carried out an evaluation of our internal control over financial reporting pursuant to the Disclosure and Transparency Rules and Section 404 of the Sarbanes-Oxley Act 2002. As required by Section 404, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluation of the effectiveness of the Company’s internal control over financial reporting was based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at 31 March 2013.

PricewaterhouseCoopers LLP, which has audited our consolidated financial statements for the year ended 31 March 2013, has also audited the effectiveness of our internal control over financial reporting. Their attestation report can be found on page 95.

Changes to internal control over financial reporting

During November and December 2012 our new US enterprise resource planning system went live, implementing a new platform to replace a number of legacy systems across our US businesses.

The primary reason for the systems change is to provide the US businesses with an integrated platform that allows for process and systems standardisation and efficiencies. The changes were not undertaken in response to any actual or perceived deficiencies in our internal control over financial reporting. The implementation of the new platform, and associated changes to many financial processes across our US businesses, has resulted in material changes to our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

We regularly review our internal controls over financial reporting as well as our disclosure controls and procedures and make changes, as necessary, to ensure the quality of our financial reporting. Other than the changes related to the new system there have been no changes in internal control over financial reporting during the year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 179

Additional Information

Additional information

Directors’ Report disclosures

Articles of Association

A summary of the material terms of our Articles of Association (the Articles) and applicable English Law is set out on pages 184 and 185.

Board biographies

Sir Peter Gershon CBE FREng, Chairman

Appointment to the Board: August 2011 as Deputy Chairman, Chairman with effect from January 2012

Committee membership: N (ch)

Previous appointments: Chairman of Premier Farnell plc, Chief Executive of the Office of Government Commerce, Managing Director of Marconi Electronic Systems and member of the UK Defence Academy Advisory Board.

External appointments: Chairman of Tate & Lyle plc and member of the HM Government Efficiency and Reform Board and The Sutton Trust Board.

Experience:

•	Chairman
•	Engineer
•	Government
•	Partnering/JV/contract management
•	City
•	High tech industry
•	US
•	International
•	General management

Steve Holliday FREng, Chief Executive

Appointment to the Board: October 2002, appointed to National Grid Group plc 2001, Chief Executive with effect from January 2007

Committee membership: F

Previous appointments: Executive Director of British Borneo Oil and Gas; he also spent 19 years within the Exxon Group, where he held senior positions in the international gas business and managed major operational areas such as refining and shipping. Most recently Chairman of UK Business Council for Sustainable Energy and the Technician Council.

External appointments: Non-executive Director of Marks and Spencer Group plc, Chairman of Crisis UK, the Prince’s National Ambassador, Trustee Director for Business in the Community and member of Infrastructure UK Advisory Council.

Experience:

•	Chief Executive
•	Engineer
•	Government/regulatory
•	Partnering/JV/contract management
•	City
•	Utilities – energy
•	Customer
•	Oil and gas
•	US
•	International

Philip Aiken, Non-executive Director

Appointment to the Board: May 2008

Committee membership: A, N, S (ch)

Previous appointments: Group President of BHP Billiton’s Energy business, Executive Director of BTR plc, held senior roles in BOC Group plc, senior advisor to Macquarie Capital (Europe) Limited, Chairman of Robert Walters plc and Non-executive Director of Miclyn Express Offshore Limited.

External appointments: Chairman of AVEVA Group plc, Non-executive and Senior Independent Director of Kazakhmys PLC and Essar Energy plc and Non-executive Director of Essar Oil Limited and Newcrest Mining Limited.

Experience:

•	Chairman
•	Partnering/JV/contract management
•	Emerging markets
•	Natural resources
•	International

Andrew Bonfield, Finance Director

Appointment to the Board: November 2010

Committee membership: F

Previous appointments: Chief Financial Officer at Cadbury plc until March 2010; he also spent five years as Executive Vice President & Chief Financial Officer of Bristol-Myers Squibb Company and has previous experience in the energy sector as Finance Director of BG Group plc.

External appointments: Non-executive Director of Kingfisher plc.

Experience:

•	Finance Director
•	Accountant
•	Government/regulatory
•	Partnering/JV/contract management
•	City
•	Utilities – energy
•	Customer
•	US
•	International

Nora Mead Brownell, Non-executive Director

Appointment to the Board: 1 June 2012

Committee membership: N, R, S

Previous appointments: Commissioner of the Pennsylvania Public Utility Commission from 1997 to 2001, Commissioner for the Federal Energy Regulatory Commission from 2001 to 2006 and former President of the National Association of Regulatory Utility Commissioners.

External appointments: Board member of Comverge, Inc., Spectra Energy Partners LP and ONCOR Electric Delivery Holding Company LLC and partner in ESPY Energy Solutions, LLC.

Experience:

•	US Government/regulatory
•	US utilities – energy
•	FERC
•	Various non-executive directorships
•	US

180 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Jonathan Dawson, Non-executive Director

Appointment to the Board: 4 March 2013

Committee membership: F, N, R

Previous appointments: Various roles within the Ministry of Defence before joining Lazard where he spent over 20 years. Non-executive Director of Galliford Try plc 2004 to 2008, National Australia Group Europe Limited 2005 to 2012 and Standard Life Investments (Holdings) Limited 2010 to 2013.

External appointments: Non-executive and Senior Independent Director of Next plc, Non-executive Director of Jardine Lloyd Thompson Group plc and co-founding partner in Penfida Partners LLP.

Experience:

•	City
•	Corporate finance
•	Banking
•	Pensions

Paul Golby CBE FREng, Non-executive Director

Appointment to the Board: February 2012

Committee membership: N, R, S

Previous appointments: Executive Director of Clayhithe plc before joining East Midlands Electricity plc in 1998 as Managing Director, Chief Executive of E.ON UK plc in 2002, and later additionally as Chairman, stepping down from the E.ON board in December 2011 and most recently Non-executive Chairman of AEA Technology Group plc.

External appointments: Chairman of EngineeringUK, Chair of the Engineering and Physical Sciences Research Council and a member of the Council for Science and Technology.

Experience:

•	Chairman and chief executive
•	Engineer
•	Government/regulatory
•	City
•	Utilities – energy

Ken Harvey CBE, Non-executive Director and Senior Independent Director

Appointment to the Board: October 2002, appointed to Lattice Group plc board in 2000, Senior Independent Director with effect from October 2004

Committee membership: N, R (ch), S

Previous appointments: Engineering Director and then Deputy Chairman of London Electricity and Chairman and Chief Executive of NORWEB plc.

External appointments: Chairman of Pennon Group Plc.

Experience:

•	Chairman and chief executive
•	Engineer
•	Government/regulatory
•	City
•	Utilities – power and water

Ruth Kelly, Non-executive Director

Appointment to the Board: October 2011

Committee membership: A, F, N

Previous appointments: Various senior roles in Government from 2001 to 2008, including Secretary of State for Transport, Secretary of State for Communities and Local Government, Secretary of State for Education and Skills and Financial Secretary to the Treasury.

External appointments: Managing Director at HSBC and Governor for the National Institute of Economic and Social Research.

Experience:

•	Government/regulatory
•	Partnering/JV/contract management
•	Financial and economic
•	Infrastructure projects

Tom King, Executive Director, US

Appointment to the Board: August 2007

Previous appointments: President of PG&E Corporation and Chairman and CEO of Pacific Gas and Electric Company from 2003 to 2007, having held a number of senior positions within the PG&E group since joining in 1998. Senior management positions with Kinder Morgan Energy Partners and Enron Corporation.

Experience:

•	Government/regulatory
•	Partnering/JV/contract management
•	Utilities – energy
•	Customer
•	FERC
•	Generation
•	US

Maria Richter, Non-executive Director

Appointment to the Board: October 2003

Committee membership: A, F (ch), N

Previous appointments: Morgan Stanley from 1993 to 2002, latterly as Managing Director of its Corporate Finance Retail Group. Vice President of Independent Power Group for Salomon Brothers and Vice President of Prudential Capital Corporation and Power Funding Associates. Most recently Non-executive Director of The Pantry, Inc. and The Vitec Group plc.

External appointments: Non-executive Chairman of Pro Mujer UK and Non-executive Director of The Bessemer Group, Inc.

Experience:

•	City
•	Financial services
•	Emerging markets
•	US
•	International

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 181

Additional Information

Additional information

Directors’ Report disclosures

Continued

George Rose, Non-executive Director

Appointment to the Board: October 2002, appointed to Lattice Group plc board in 2000

Committee membership: A (ch), N, R

Previous appointments: Member of the Financial Reporting Review Panel, Non-executive Director of Orange plc and Saab AB and Finance Director of BAE Systems plc.

External appointments: Member of the UK Industrial Development Advisory Board, Non-executive Director of Genel Energy plc, Laing O’Rourke plc and Experian plc.

Experience:

•	Finance director
•	Accountant
•	Government/regulatory
•	Partnering/JV/contract management
•	City
•	Defence industry
•	US
•	International

Mark Williamson, Non-executive Director

Appointment to the Board: 3 September 2012

Committee membership: A, F, N

Previous appointments: Chief Accountant then Group Financial Controller of Simon Group plc before joining International Power plc as Group Financial Controller in 2000 and appointed as Chief Financial Officer in 2003.

External appointments: Non-executive and Senior Independent Director of Alent plc, Deputy Chairman and Senior Independent Director of Imperial Tobacco Group PLC.

Experience:

•	Finance director
•	Accountant
•	Government/regulatory
•	City
•	Utilities – energy
•	International

Nick Winser FREng, Executive Director, UK

Appointment to the Board: April 2003

Previous appointments: Chief Operating Officer of the US transmission business for National Grid Transco plc having joined The National Grid Company plc in 1993, becoming Director of Engineering in 2001. Prior to this, with Powergen since 1991 as principal negotiator on commercial matters. Most recently co-Chair of the Energy Research Partnership.

External appointments: Non-executive Director of Kier Group plc and Chair of CIGRE UK.

Experience:

•	Engineer
•	Government/regulatory
•	Partnering/JV/contract management
•	City
•	Utilities – energy
•	Customer
•	US

Key
A	Audit Committee
F	Finance Committee
N	Nominations Committee
R	Remuneration Committee
S	Safety, Environment and
Health Committee
(ch)	chairman of Committee

Alison Kay, Group General Counsel & Company Secretary

Appointment as Company Secretary: 24 January 2013

Previous appointments: Various roles since joining National Grid in 1996 including UK General Counsel and Company Secretary from 2000 to 2008 and Commercial Director, UK Transmission from 2008 to 2012.

Capital Gains Tax (CGT)

CGT information relating to National Grid shares for UK resident shareholders can be found on our website under Investors, Shareholder Services. Share prices on specific dates can also be found on our website.

Change of control provisions

No compensation would be paid for loss of office of Directors on a change of control of the Company. As at 31 March 2013, the Company had undrawn borrowing facilities with a number of its banks of £1.7 billion available to it and a further £1.3 billion of drawn bank loans which, on a change of control of the Company following a takeover bid, may alter or terminate. All the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time. In the event of a change of control of the Company a number of governmental and regulatory consents or approvals are likely to be required arising from laws or regulations of the UK, US or the EU.

No other agreements that take effect, alter or terminate upon a change of control of the Company following a takeover bid are considered to be significant in terms of their potential impact on the business as a whole.

Charitable donations

During 2012/13, approximately £15 million (2011/12: £16 million; 2010/11: £13 million) was invested in support of community initiatives and relationships focusing on education and skills (£5 million), environment and energy (£7 million) and community development (£3 million). The London Benchmarking Group model was used to assess this overall community investment. Direct donations to charitable organisations amounted to £2 million (2011/12: £4 million; 2010/11: £0.8 million), a proportion of which was donated via our employee community grant schemes which support and encourage employee fundraising and volunteering. In addition to our donations, financial support was provided for our affordable warmth programme, education programme, university research and our young offenders programme.

Conflicts of interest

The Board continues to monitor and note possible conflicts of interest that each Director may have and Directors are reminded of their continuing obligations in relation to conflicts at each Board meeting. Potential conflicts are considered and, if appropriate, approved and noted. During the year ended 31 March 2013, the Board has been advised by the Directors of two situations in relation to which an actual conflict of interest was identified. In both circumstances the Board duly considered and authorised the conflicts in accordance with its powers as set out in the Articles, with the conflicted Director not voting on the matter or being counted in the quorum.

182 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Directors’ indemnity

The Company has arranged, in accordance with the Companies Act 2006 and the Articles, qualifying third party indemnities against financial exposure that Directors may incur in the course of their professional duties. Equivalent qualifying third party indemnities were, and remain, in force for the benefit of those Directors who stood down from the Board during the year ended 31 March 2013. Alongside these indemnities, the Company places Directors’ and Officers’ liability insurance cover for each Director.

Events after the reporting period

There have been no material events affecting the Company since the year end.

Material interests in shares

As at 31 March 2013, National Grid had been notified of the following holdings in voting rights of 3% or more in the issued share capital of the Company:

	Number of	% of
	ordinary shares	voting rights*

The Capital Group Companies, Inc.	399,638,038	10.905
Black Rock, Inc.	182,630,798	5.21
Crescent Holding GmbH	149,414,285	4.18
Legal and General Group plc	138,503,443	3.99

*	This number is calculated in relation to the issued share capital at the time the holding was disclosed

On 5 April 2013, The Capital Group Companies, Inc. notified us of a holding in voting rights of 11.02%, 404,063,006 ordinary shares as at 3 April 2013.

As at 15 May 2013, no further notifications have been received.

The rights attached to ordinary shares are detailed below. All ordinary shares carry the same voting rights.

Policy and practice on payment of creditors

It is National Grid’s policy to include in contracts or other agreements terms of payment with suppliers. Once agreed, National Grid aims to abide by these payment terms. The average creditor payment period at 31 March 2013 for National Grid’s principal operations in the UK was 25 days (22 days at 31 March 2012). National Grid is a signatory to the Prompt Payment Code, which can be found at www.promptpaymentcode.org.uk.

Political donations and expenditure

National Grid made no political donations in the UK or EU during the year, including such donations as defined for the purposes of the Political Parties, Elections and Referendums Act 2000. National Grid USA and certain of its subsidiaries made political donations in the US of $73,400 (£46,800) (2011/12: $99,900; 2010/11: $151,000) during the year to affiliated Federal and New York state political action committees (PACs). National Grid USA’s affiliated Federal and New York PACs were funded wholly by voluntary employee contributions.

Research and development

Expenditure on research and development during the year was £15 million (2011/12: £15 million; 2010/11: £16 million). Examples included development of new technologies for enhancing the capacity of the electricity transmission network and research into extending the life and reducing emissions from gas transmission and distribution assets.

Share capital

The share capital of the Company consists of ordinary shares of 11 17⁄43 pence nominal value each and ADSs, which represent five ordinary shares.

Authority to purchase shares

Shareholder approval was given at the 2012 AGM to purchase up to 10% of the Company’s share capital. The Directors intend to seek shareholder approval to renew this authority at this year’s AGM. In some circumstances, companies may find it advantageous to purchase their own shares in the market. Repurchased shares may be held as treasury shares by the Company, and resold for cash, cancelled, either immediately or at some point in the future, or used for the purposes of employee share schemes. The Directors believe that it is desirable for the Company to have such additional flexibility in the management of its capital base. The Company will only purchase shares where the Directors believe this would be in the best interests of shareholders generally. The authority will only be used after careful consideration, taking into account market conditions prevailing at the time, other investment opportunities, appropriate gearing levels and the overall financial position of the Company. No shares were repurchased during the year. Of the shares repurchased in prior years and held as treasury shares, 4,515,807 have been transferred to employees under the employee share plans leaving a balance as at the date of this report of 127,142,880 ordinary shares held as treasury shares.

Authority to allot shares

Shareholder approval was given at the 2012 AGM to allot shares of up to  1⁄3 of the Company’s share capital and a further  1⁄3 in connection with an offer by way of a rights issue. The Directors intend to seek shareholder approval to renew this authority at this year’s AGM. The Directors currently have no intention of issuing new shares, or of granting rights to subscribe for or convert any security into shares, except in relation to, or in connection with, our scrip dividend scheme and the exercise of options under our share plans. The Directors consider it desirable to have the maximum flexibility permitted by investor guidelines to respond to market developments. No issue of shares will be made which would effectively alter control of the Company without the sanction of shareholders in general meeting.

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

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 183

Additional Information

Additional information

Other disclosures

Articles of Association

The following description is a summary of the material terms of our Articles and applicable English law. The following description is a summary only and is qualified in its entirety by reference to the Articles.

Summary

The Articles set out the internal regulations of the Company and cover such matters as the rights of shareholders and the conduct of the Board and general meetings. Copies are available upon request and are displayed on the Company’s website. Amendments to the Articles have to be approved by at least 75% of those voting in person or by proxy at a general meeting of the Company. Subject to company law and the Articles, the Directors may exercise all the powers of the Company, and may delegate authorities to committees and day-to-day management and decision-making to individual Executive Directors. The committee structure is set out on pages 28 and 29.

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

The Directors (other than a Director acting in an executive capacity) are paid fees for their services, which in total must not exceed £2,000,000 a year or any higher sum as decided by an ordinary resolution at a general meeting of shareholders. In addition, special pay may be awarded to a Director who acts in an executive capacity, serves on a committee, performs services which the Directors consider to extend beyond the ordinary duties of a Director, devotes special attention to the business of National Grid or goes or lives abroad on the Company’s behalf. Directors may also receive reimbursement for expenses properly incurred, and may be awarded pensions and other benefits. The compensation awarded to the Executive Directors is determined by the Remuneration Committee and further details of Directors’ remuneration are set out in the Remuneration Report (see pages 68 to 90).

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

Rights, preferences and restrictions

(i) Dividend rights

National Grid may not pay any dividend otherwise than out of profits available for distribution under the Companies Act and other applicable provisions of English law. In addition, as a public company, National Grid may only make a distribution if, at the time of the distribution, the amount of its net assets is not less than the aggregate of its called up share capital and undistributable reserves (as defined in the Companies Act) and to the extent that the distribution does not reduce the amount of those assets to less than that aggregate. Subject to the foregoing, shareholders may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders, but not exceeding the amount recommended by the Board. The Board may pay interim dividends if it considers that National Grid’s financial position justifies the payment. Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up (otherwise than in advance of calls) on the shares. Any dividend or interest unclaimed for 12 years from the date when it was declared or became due for payment will be forfeited and revert to National Grid.

(ii) Voting rights

Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands, every shareholder who is present in person will have one vote and on a poll, every shareholder will have one vote for every share which they hold. On a show of hands or poll, shareholders may cast votes either personally or by proxy and a proxy need not be a shareholder. Under the Articles, all substantive resolutions at a general meeting must be decided on a poll, and resolutions of a procedural nature are decided by a show of hands, unless a poll is demanded in accordance with the Articles.

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

184 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

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

Code of Ethics

In accordance with US legal requirements, the Board has adopted a Code of Ethics for senior financial professionals. This code is available on our website (where any amendments or waivers will also be posted). There were no amendments to, or waivers of, our Code of Ethics during the year.

Corporate governance practices:

differences from New York Stock Exchange (NYSE) listing standards

The Company is listed on the NYSE and is therefore required to disclose differences in its corporate governance practices adopted as a UK listed company, compared with those of a US company.

The corporate governance practices of the Company are primarily based on the requirements of the UK Corporate Governance Code (the Code) but substantially conform to those required of US companies listed on the NYSE. The following is a summary of the significant ways in which the Company’s corporate governance practices differ from those followed by US companies under Section 303A Corporate Governance Standards of the NYSE.

•	The NYSE rules and the Code apply different tests for the independence of Board members.
•	The NYSE rules require a separate nominating/corporate governance committee composed entirely of independent directors. There is, however, no requirement for a separate corporate governance committee in the UK. Under the Company’s corporate governance policies, all Directors on the Board discuss and decide upon governance issues and the Nominations Committee makes recommendations to the Board with regard to certain of the responsibilities of a corporate governance committee.
•	The NYSE rules require listed companies to adopt and disclose corporate governance guidelines. While the Company reports compliance with the Code in each Annual Report and Accounts, the UK requirements do not require the Company to adopt and disclose separate corporate governance guidelines.
•	The NYSE rules require a separate audit committee composed of at least three independent members. While the Company’s Audit Committee exceeds the NYSE’s minimum independent Non-executive Director membership requirements, it should be noted that the quorum for a meeting of the Audit Committee, of two independent Non-executive Directors, is less than the minimum membership requirements under the NYSE rules.
•	The NYSE rules require a compensation committee composed entirely of independent directors, and prescribe criteria to evaluate the independence of the committee’s members and its ability to engage external compensation advisors. While the Code prescribes different independence criteria, the Non-executive Directors on the Remuneration Committee have each been deemed independent by the Board under the NYSE rules. Although the evaluation criteria for appointment of external advisors differ under the Code, the Remuneration Committee is solely responsible for appointment, retention and termination of such advisors.

Depositary payments to the Company

The Depositary has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the ADS programme. The Depositary has also agreed to pay the standard out of pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programmes or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. For the period 1 April 2012 to 15 May 2013, the Company received $200,000 in reimbursements from the Depositary. Going forward, fees that it is proposed be charged on cash dividends, see page 186, will be apportioned between the Depositary and the Company.

Any questions from ADS holders should be directed to The Bank of New York Mellon:

The Bank of New York Mellon

Depositary Receipts

PO Box 43006

Providence, RI 02940-3006

Telephone: 1-800-466-7215 (International +1-201-680-6825)

Email: shrrelations@bnymellon.com

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 185

Additional Information

Additional Information

Other disclosures

Continued

Description of securities other than equity securities: depositary fees and charges

The Bank of New York Mellon, as Depositary, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors (including, it is expected going forward, in respect of cash dividends) by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates; distribution of securities distributed to holders of deposited securities that are distributed by the Depositary to ADS registered holders.

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

The Company has agreed to amend the deposit agreement under which the ADS representing its ordinary shares are issued to allow a fee of up to $0.05 per ADS to be charged for any cash distribution made to ADS holders, including cash dividends. Subject to Form F-6 on which the amended deposit agreement is filed being declared effective by the SEC, commencing with the final dividend payment payable on 21 August 2013, ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the Depositary from interim and final cash dividends prior to distribution of the cash dividend. The payment of the final dividend is subject to approval by shareholders at the AGM taking place on 29 July 2013.

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

Exchange rates

The following table shows the history of the exchange rates of one pound sterling to dollars for the periods indicated.

	Dollar equivalent of £1 sterling
	High	Low
April 2013	1.5564	1.5128
March 2013	1.5239	1.4885
February 2013	1.5837	1.5109
January 2013	1.6284	1.5709
December 2012	1.627	1.6021
		Average	*
2012/13		1.57
2011/12		1.60
2010/11		1.57
2009/10		1.58
2008/09		1.54

*	The average for each period is calculated by using the average of the exchange rates on the last day of each month during the period

186 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Key milestones

Some of the key dates and actions in the corporate history of National Grid are listed below. The full history goes back much further.

1986	British Gas (BG) privatisation

1990	Electricity transmission network in England and Wales transferred to National Grid on electricity privatisation

1995	National Grid listed on the London Stock Exchange

1997	Centrica demerged from BG

1997	Energis demerged from National Grid

2000	Lattice Group demerged from BG and listed separately

2000	New England Electric System and Eastern Utilities Associates acquired

2002	Niagara Mohawk Power Corporation merged with National Grid in US

2002	National Grid and Lattice Group merged to form National Grid Transco

2004	UK wireless infrastructure network acquired from Crown Castle International Corp

2005	Four UK regional gas distribution networks sold and National Grid adopted as our name

2006	Rhode Island gas distribution network acquired

2007	UK and US wireless infrastructure operations and the Basslink electricity interconnector in Australia sold

2007	KeySpan Corporation acquired

2008	Ravenswood generation station sold

2010	Rights issue raised £3.2 billion

2012	New Hampshire electricity and gas distribution businesses sold

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

Property, plant and equipment

This information can be found under the heading note 10 property, plant and equipment on page 123, where we operate on page 17 and principal operations on pages 18 to 25.

Shareholder analysis

The following table includes a brief analysis of shareholder numbers and shareholdings as at 31 March 2013.

Size of shareholding	Number of shareholders	% of shareholders	Number of shares	% of shares

1–50	179,075	17.5557	5,231,323	0.1378
51–100	281,501	27.5972	19,954,907	0.5259
101–500	441,380	43.2711	92,384,691	2.4347
501–1,000	59,446	5.8278	41,546,450	1.0949
1,001–10,000	55,507	5.4417	136,335,171	3.5929
10,001–50,000	2,090	0.2049	37,264,660	0.9821
50,001–100,000	198	0.0194	14,264,142	0.3759
100,001–500,000	431	0.0423	102,310,714	2.6962
500,001–1,000,000	133	0.013	93,395,541	2.4613
1,000,001+	274	0.0269	3,251,888,399	85.6983

Total	1,020,035	100	3,794,575,998	100

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

US Holders generally will be entitled to benefits under the Tax Convention if they are:

•	the beneficial owner of the ADSs or ordinary shares, as applicable, and of any dividends that they receive;
•	an individual resident or citizen of the US, a US corporation, or a US partnership, estate, or trust (but only to the extent the income of the partnership, estate, or trust is subject to US taxation in the hands of a US resident person); and
•	not also a resident of the UK for UK tax purposes.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 187

Additional Information

Additional information

Other disclosures

Continued

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

Cash distributions received by a US Holder with respect to their ADSs or ordinary shares generally will be treated as foreign source dividend income subject to US federal income taxation as ordinary income, to the extent paid out of National Grid’s current or accumulated earnings and profits, as determined under US federal income tax principles. The dollar amount of dividends received by certain non corporate US Holders with respect to ADSs or ordinary shares will generally be subject to taxation at a the special reduced rate normally applicable to long-term capital gains, provided National Grid (i) is eligible for the benefits of the Tax Convention and (ii) was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC).

Based on National Grid’s audited financial statements and relevant market and shareholder data, National Grid believes that it was not treated as a PFIC for US federal income tax purposes with respect to its taxable years ending 31 March 2012 and 2013. In addition, based on its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, National Grid does not anticipate becoming a PFIC in the foreseeable future. Dividends paid by National Grid to corporate US Holders will not be eligible for the dividends received deduction generally allowed to corporations.

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

UK stamp duty and stamp duty reserve tax (SDRT)

Transfers of ordinary shares – SDRT at the rate of 0.5% of the amount of value of the consideration will generally be payable on any agreement to transfer ordinary shares that is not completed by the execution of a duly stamped instrument of transfer to the transferee. Where an instrument of transfer is executed and duly stamped before the expiry of the period of six years beginning with the date on which the agreement is made, the SDRT liability will be cancelled, and, if a claim is made within the specified period, any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer of such chargeable securities is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident. Purchases of ordinary shares completed by execution of a stock transfer form will generally give rise to a liability to UK stamp duty at the rate of 0.5% (rounded up to the nearest $5) of the amount or value of the consideration. Paperless transfers under the

188 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

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

US Holders should consult their tax advisors regarding these rules and any other reporting obligations that may apply to the ownership or disposition of ADSs or ordinary shares, including reporting requirements related to the holding of certain foreign financial assets.

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

The offer and listing

Price history

The following table shows the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated.

	Ordinary share (pence)		ADS ($)

	High	Low	High	Low

2012/13	770.00	627.00	58.33	49.55
2011/12	660.50	545.50	52.18	45.80
2010/11*	666.00	474.80	51.00	36.72
2009/10	685.50	511.00	56.59	38.25
2008/09	754.00	515.00	74.89	36.64
2012/13 Q4	770.00	678.00	58.33	52.81
Q3	724.97	679.59	58.03	54.28
Q2	706.13	635.56	56.72	49.55
Q1	689.50	627.00	55.00	49.85
2011/12 Q4	660.50	605.50	51.86	46.85
Q3	653.50	590.00	51.53	46.49
Q2	650.59	545.50	51.00	45.80
Q1	639.00	581.50	52.18	46.93
April 2013	820.50	765.00	63.78	57.86
March 2013	770.00	718.00	58.33	54.37
February 2013	735.00	678.00	55.64	52.81
January 2013	713.00	678.50	58.00	54.37
December 2012	724.97	696.00	58.03	56.30

*	On 20 May 2010, we announced a 2 for 5 rights issue of 990,439,017 ordinary shares at 355 pence per share

Unresolved SEC staff comments

There are no unresolved staff comments required to be reported.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 189

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

B

Board

The Board of Directors of the Company (for more information see pages 26 to 27 and 180 to 182).

bps

Basis point (bps) is a unit that is equal to 1/100th of 1% and is typically used to denote the movement in a percentage based metric such as interest rates or ROE. A 0.1% change in a percentage represents 10 basis points.

BritNed

BritNed Development Limited.

C

called up share capital

Shares (common stock) that have been issued and have been fully paid for.

carrying value

The amount at which an asset or a liability is recorded in the Group’s statement of financial position and the Company’s balance sheet.

CF3I

Trifluoroiodomethane (also referred to as trifluoromethyl iodide) is a gas containing carbon, fluorine and iodine atoms which is being investigated as a gaseous dielectric medium for high voltage applications as a potential replacement for SF6, but with very much lower global warming potential.

circuit

See route length.

the Company, the Group, National Grid, we, our or us

We use the terms ‘the Company’, ‘the Group’, ‘National Grid’, ‘we’, ‘our’ or ‘us’ to refer to either National Grid plc itself or to National Grid plc and its subsidiaries collectively, depending on context.

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

decoupling

See revenue decoupling.

deferred tax

For most assets and liabilities, deferred tax is the amount of tax that will be payable or receivable in respect of that asset or liability in future tax returns as a result of a difference between the carrying value for accounting purposes in the statement of financial position or balance sheet and the value for tax purposes of the same asset or liability.

Delivery Body

Under the Energy Bill currently being considered by the UK Parliament, National Grid’s electricity system operator function would provide independent evidence and analysis to the UK Government to inform its decisions on the key rules and parameters to achieve the Government’s policy objectives under Electricity Market Reform. As proposed, National Grid would administer the capacity mechanism, including running the annual capacity auctions, managing the allocation of contracts for difference to low carbon generators and reporting to Government annually on performance against the Government’s delivery plan. Detailed roles and responsibilities for all market participants, including the Delivery Body, will be finalised within secondary legislation enacted under the Energy Act 2013, due to be in force from summer 2014.

derivative

A financial instrument or other contract where the value is linked to an underlying index, such as exchange rates, interest rates or commodity prices. In most cases, contracts for the sale or purchase of commodities that are used to supply customers or for our own needs are excluded from this definition.

Directors/Executive Directors/Non-executive Directors

The Directors/Executive Directors and Non-executive Directors of the Company whose names are set out on pages 26 and 27 of this document.

dollars or $

Except as otherwise noted all references to dollars or $ in this Annual Report and Accounts relate to the US currency.

190 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

E

earnings per share (EPS)

Profit for the year attributable to equity shareholders of the parent allocated to each ordinary share.

Electricity Market Reform (EMR)

An energy policy initiative, introduced by the Energy Bill currently being considered by the UK Parliament, designed to provide greater financial certainty to investors in low carbon generation by guaranteeing a price for electricity generated.

employee engagement

A key performance indicator, based on the percentage of favourable responses to certain indicator questions repeated in each employee survey, which provides a measure of how employees think, feel and act in relation to National Grid. Research shows that a highly engaged workforce leads to increased productivity and employee retention, therefore we use employee engagement as a measure of organisational health in relation to business performance.

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

FRS

A UK Financial Reporting Standard as issued by the UK Financial Reporting Council (FRC). These apply to the Company’s individual financial statements on pages 165 to 169, which are prepared in accordance with UK GAAP.

G

Grain LNG

National Grid Grain LNG Limited.

Great Britain

England, Wales and Scotland.

GW

Gigawatt, being an amount of power equal to 1 billion watts (109 watts).

H

HMRC

HM Revenue & Customs. The UK tax authority.

HVDC

High voltage, direct current electric power transmission which uses direct current for the bulk transmission of electrical power, in contrast with the more common alternating current systems.

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

ISO 14001

Specifies the requirements for an environmental management system and maps out a framework that an organisation can follow to set up an effective environmental management system. It can provide assurance to company management and employees, as well as external stakeholders, that environmental impact is being measured and improved.

ISO 31000

Published in 2009, it provides a comprehensive set of principles and generic guidelines for the implementation of good practice risk management that can be applied across any organisation. It is not specific to any industry or sector.

J

joint venture

A company or other entity which is controlled jointly with other parties.

K

KeySpan

KeySpan Corporation and its subsidiaries, acquired by National Grid on 24 August 2007.

kV

Kilovolt, being an amount of electric force equal to 1,000 volts.

L

Large Combustion Plant Directive (LCPD 2001/80/EC)

An EU directive which requires member states of the EU to control emissions of acidifying pollutants, particles and ozone precursors from combustion plants with a rated thermal input of 50 MW or greater.

Lifetime Allowance

The Lifetime Allowance is an overall ceiling on the amount of UK tax privileged pension savings that any one individual can draw.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 191

Additional Information

Definitions and glossary of terms

Continued

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

lost time injury frequency rate (IFR)

The number of lost time injuries per 100,000 hours worked in a 12 month period.

M

MADPU

The Massachusetts Department of Public Utilities.

MW

Megawatt, being an amount of power equal to 1 million watts.

MWh

Megawatt hours, being an amount of energy equivalent to delivering 1 million watts of power for a period of one hour.

N

National Grid Metering (NGM)

National Grid Metering Limited, National Grid’s UK regulated metering business.

New England

The term refers to a region within the northeastern US that includes the states of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont. National Grid’s New England operations are primarily in the states of Massachusetts and Rhode Island.

northeastern US

The northeastern region of the US, comprising the states of Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont.

NYPSC

The New York Public Service Commission.

O

Ofgem

The UK Office of Gas and Electricity Markets, part of the UK Gas and Electricity Markets Authority (GEMA), which regulates the energy markets in the UK.

OnStream

Utility Metering Services Limited, an unregulated UK metering business, sold by National Grid on 24 October 2011.

ordinary shares

Voting shares entitling the holder to part ownership of a company. Also known as common stock. National Grid’s ordinary shares have a nominal value of 11 17⁄43 pence.

P

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

rate plan

The term given to the mechanism by which a US utility regulator sets terms and conditions for utility service including, in particular, tariffs and rate schedules. The term can mean a multi-year plan that is approved for a specified period, or an order approving tariffs and rate schedules that remain in effect until changed as a result of future regulatory proceedings. Such proceedings can be commenced through a filing by the utility or on the regulator’s own initiative.

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

RIIO

The revised regulatory framework issued by Ofgem which was implemented in the eight year price controls which started on 1 April 2013.

192 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

RIPUC

The Rhode Island Public Utilities Commission.

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

S

Scope 1 emissions

Scope 1 emissions are direct greenhouse gas emissions that occur from sources that are owned or controlled by the Company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.

Scope 2 emissions

Scope 2 emissions are greenhouse gas emissions from the generation of purchased electricity consumed by the Company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the Company. Scope 2 emissions physically occur at the facility where electricity is generated.

SEC

The US Securities and Exchange Commission, the financial regulator for companies with registered securities in the US, including National Grid and certain of its subsidiaries.

SF6

Sulphur hexafluoride, an inorganic, colourless, odourless and non-flammable greenhouse gas. SF6 is used in the electrical industry as a gaseous dielectric medium for high voltage circuit breakers, switchgear and other electrical equipment.

share premium

The difference between the amounts shares are issued for and the nominal value of those shares.

standard cubic metre

A quantity of gas which at 15°C and atmospheric pressure (1.013 bar) occupies the volume of 1m3.

stranded cost recoveries

The recovery of historical generation-related costs in the US, related to generation assets that are no longer owned by us.

subsidiary

A company or other entity that is controlled by National Grid.

swaptions

A swaption gives the buyer, in exchange for an option premium, the right, but not the obligation, to enter into an interest rate swap at some specified date in the future. The terms of the swap are specified on the trade date of the swaption.

T

taxes borne

Those taxes that represent a cost to the Company and which are reflected in our results.

taxes collected

Those taxes that are generated by our operations but which do not affect our results; we generate the commercial activity giving rise to these taxes and then collect and administer them on behalf of HMRC.

tonne

A unit of mass equal to 1,000 kilogrammes, equivalent to approximately 2,205 pounds.

tonnes carbon dioxide equivalent (CO2 e)

A measure of greenhouse gas emissions in terms of the equivalent amount of carbon dioxide.

treasury shares

Shares that have been repurchased but not cancelled. These shares can then be allotted to meet obligations under the Company’s employee share schemes.

TWh

Terawatt hours, being an amount of energy equivalent to delivering 1 billion watts of power for a period of 1,000 hours.

U

UK

The United Kingdom, comprising England, Wales, Scotland and Northern Ireland.

UK Corporate Governance Code (the Code)

Guidance, issued by the Financial Reporting Council in 2010, on how companies should be governed, applicable to UK listed companies including National Grid. A new edition of the UK Corporate Governance Code was published in September 2012 (the new Code).

UK GAAP

Generally accepted accounting principles in the UK. These differ from IFRS and from US GAAP.

US

The United States of America, its territories and possessions, any state of the United States and the District of Columbia.

US GAAP

Generally accepted accounting principles in the US. These differ from IFRS and from UK GAAP.

US state regulators (state utility commissions)

In the US, public utilities’ retail transactions are regulated by state utility commissions, including the New York Public Service Commission (NYPSC), the Massachusetts Department of Public Utilities (MADPU) and the Rhode Island Public Utilities Commission (RIPUC).

V

vanilla return

Metric used by Ofgem to define the allowed rate of return within the price control reviews for our UK regulated businesses. Our calculation uses IFRS business performance operating profit adjusted for various items to reflect the replacement of certain IFRS-based accounting treatments with a regulatory-based treatment. Primarily these items are depreciation, capital costs, pensions and taxation. The adjusted IFRS operating profit is divided by the regulatory asset value inflated to mid year to generate a percentage rate of return.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 193

Additional Information

Summary consolidated financial information

Financial summary (unaudited)

The financial summary set out below has been derived from the audited consolidated financial statements of National Grid for the five financial years ended 31 March 2013. It should be read in conjunction with the consolidated financial statements and related notes, together with the Strategic Review. The information presented below for the years ended 31 March 2009, 2010, 2011, 2012 and 2013 has been prepared under IFRS issued by the IASB and as adopted by the EU(i).

	31 March	31 March	31 March	31 March	31 March
	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m

Summary income statement
Revenue (ii)	14,359	13,832	14,343	14,007	15,687
Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	3,644	3,495	3,600	3,121	2,915
Exceptional items, remeasurements and stranded cost recoveries	110	44	145	172	(292)
	3,754	3,539	3,745	3,293	2,623
Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2,742	2,585	2,473	1,974	1,770
Exceptional items, remeasurements and stranded cost recoveries	178	(26)	151	219	(376)
	2,920	2,559	2,624	2,193	1,394

Profit for the year from continuing operations	2,296	2,038	2,163	1,389	922
Profit for the year	2,296	2,038	2,163	1,389	947
Profit for the year attributable to equity shareholders
Before exceptional items, remeasurements and stranded cost recoveries	2,055	1,828	1,747	1,418	1,259
Exceptional items, remeasurements and stranded cost recoveries	240	208	412	(32)	(315)
	2,295	2,036	2,159	1,386	944

Earnings per share
Basic – continuing operations (pence) (iii)	62.6	55.6	61.2	46.0	30.3
Diluted – continuing operations (pence) (iii)	62.3	55.4	60.9	45.8	30.1
Basic (pence) (iii)	62.6	55.6	61.2	46.0	31.1
Diluted (pence) (iii)	62.3	55.4	60.9	45.8	31.0

Number of shares – basic (millions) (iv)	3,664	3,659	3,525	3,011	3,033
Number of shares – diluted (millions) (iv)	3,682	3,678	3,544	3,024	3,050

Dividends per ordinary share
Paid during the year (pence)	39.84	37.40	37.74	36.65	33.94
Approved or proposed during the year (pence)	40.85	39.28	36.37	38.49	35.64
Paid during the year ($)	0.633	0.599	0.592	0.579	0.523
Approved or proposed during the year ($)	0.632	0.623	0.571	0.608	0.549

194 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

	31 March	31 March	31 March	31 March	31 March
	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m

Summary statement of net assets
Non-current assets	45,129	41,684	39,787	38,488	37,712
Current assets	9,576	5,387	6,323	5,065	6,755
Assets of businesses held for sale	–	264	290	–	–
Total assets	54,705	47,335	46,400	43,553	44,467
Current liabilities	(7,445)	(6,004)	(6,826)	(6,559)	(7,026)
Non-current liabilities	(37,027)	(31,998)	(30,395)	(32,783)	(33,457)
Liabilities of businesses held for sale	–	(87)	(110)	–	–
Total liabilities	(44,472)	(38,089)	(37,331)	(39,342)	(40,483)
Net assets	10,233	9,246	9,069	4,211	3,984

Shareholders’ equity	10,228	9,239	9,060	4,199	3,970

Summary cash flow statement
Cash generated from operations
Continuing operations	4,037	4,487	4,854	4,372	3,564
Discontinued operations	–	–	–	–	(8)

	4,037	4,487	4,854	4,372	3,556
Tax (paid)/received	(287)	(259)	4	144	(143)

Net cash inflow from operating activities	3,750	4,228	4,858	4,516	3,413
Net cash flows used in investing activities	(6,130)	(2,371)	(4,774)	(2,332)	(1,998)
Net cash flows from/(used in) financing activities	2,715	(1,900)	(430)	(2,212)	(877)
Net increase/(decrease) in cash and cash equivalents	335	(43)	(346)	(28)	538

(i)	Since the implementation of IFRS by the Company, there have been no significant changes in accounting standards, interpretations or policies that have a material financial impact on the selected financial data.
(ii)	Items previously reported for 2009-2010 separately as ‘other operating income’ have been included within revenue.
(iii)	Items previously reported for 2009-2012 have been restated to reflect the impact of the bonus element of the rights issue and the additional shares issued as scrip dividends.
(iv)	Number of shares previously reported for 2009-2012 have been restated to reflect the impact of the additional shares issued as scrip dividends.

www.nationalgrid.com	Annual Report and Accounts 2012/13 National Grid plc 195

Additional Information

Useful information

Financial calendar

The following dates have been announced or are indicative:

5 June 2013	Ordinary shares go ex-dividend for 2012/13

7 June 2013	Record date for 2012/13 final dividend

12 June 2013	Scrip reference price announced

24 July 2013	Scrip election date

29 July 2013	2013 Annual General Meeting and interim management statement

21 August 2013	2012/13 final dividend paid to qualifying shareholders

21 November 2013	2013/14 half year results

4 December 2013	Ordinary shares go ex-dividend

6 December 2013	Record date for 2013/14 interim dividend

22 January 2014	2013/14 interim dividend paid to qualifying shareholders

January/February 2014	Interim management statement

May 2014	2013/14 preliminary results

Dividends

The Directors are recommending a final dividend of 26.36 pence per ordinary share ($2.0088 per ADS) to be paid on 21 August 2013 to shareholders on the register as at 7 June 2013. Further details in respect of dividend payments can be found on page 48. If you live outside the UK, you may be able to request that your dividend payments be converted into your local currency.

Have your dividends paid directly into your bank or building society account:

•	Your dividend reaches your account on the payment day
•	It is more secure – cheques do sometimes get lost in the post
•	No more trips to the bank

Elect to receive your dividends as additional shares:

•	Join our scrip dividend scheme
•	No stamp duty or commission to pay

American Depositary Shares

The Company has agreed to amend the deposit agreement under which the ADS representing its ordinary shares are issued to allow a fee of up to $0.05 per ADS to be charged for any cash distribution made to ADS holders, including cash dividends. Subject to the Form F-6 on which the amended deposit agreement is filed being declared effective by the SEC, commencing with the final dividend payment payable on 21 August 2013, ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the Depositary from interim and final cash dividends prior to distribution of the cash dividend.

Electronic communications

To receive an email notifying you as soon as there is new shareholder information for you to view online, sign up for electronic communications via the National Grid Share Portal www.nationalgridshareholders.com and follow the on screen instructions on the ‘manage your account’ link to change your communication preferences. It only takes a few minutes to register, just have your 11 digit Investor Code (IVC) to hand.

Want more information or help?

Please use the contact details set out on the back cover to find out more information about your dividend options, for terms and conditions of any of the services offered or for help with any other queries.

The National Grid Share Portal is a secure online site where you can:

•	View your holdings and get an indicative value
•	View your dividend payment history
•	Get copies of your dividend tax vouchers
•	Update your address details
•	Buy and sell shares
•	Register your AGM proxy votes
•	Sign up for electronic communications

Share price

The share capital of the Company consists of ordinary shares of 11 17⁄43 pence nominal value each and ADSs, which represent five ordinary 43 shares. The following graph represents the movement of National Grid’s share price during 2012/13. A graph showing the total shareholder return over the last five years is available on page 44.

National Grid ordinary shares are listed on the London Stock Exchange under the symbol NG and the ADSs are listed on the New York Stock Exchange under the symbol NGG.

Share dealing

Capita Share Dealing Services offer our European Economic Area resident shareholders a range of quick and easy share dealing services:

•	Buy more shares – £20 flat fee (plus stamp duty)
•	Sell all your shares by post – 1 to 150 shares – 10p per share (maximum £10); 151 shares or more – £15 flat fee
•	Donate all your shares free of charge to ShareGift

Visit www.capitadeal.com/nationalgrid or call Capita Share Dealing free on 0800 022 3374 for details and terms and conditions. This is not a recommendation to take any action. High street banks may also offer share dealing services. If you have any doubt as to what action you should take, please contact an authorised financial advisor.

ShareGift: If you only have a small number of shares which would cost more for you to sell than they are worth, you may wish to consider donating them to the charity. ShareGift is a registered charity (no. 1052686) which specialises in accepting such shares as donations. For more information visit www.sharegift.org.uk or contact Capita Registrars.

Individual Savings Accounts (ISAs): Corporate ISAs for National Grid shares are available from Stocktrade. For more information, call Stocktrade on 0131 240 0443, email isa@stocktrade.co.uk or write to Stocktrade, 81 George Street, Edinburgh EH2 3ES.

National Grid plc was incorporated on 11 July 2000. The Company is registered in England and Wales No. 4031152, with its registered office at 1-3 Strand, London WC2N 5EH.

The Company’s agent in the United States is National Grid USA, Attn: General Counsel, 40 Sylvan Road, Waltham, MA 02451.

196 National Grid plc Annual Report and Accounts 2012/13	www.nationalgrid.com

Designed and produced by

C O N R A N   D E S I G N   G R O U P

Printed on Amadeus 100% Recycled Offset paper.

The paper is independently certified according to

the rules of the Forestry Stewardship Council® (FSC).

The manufacturing mill holds the ISO 14001 environmental

certification and the EU Eco-label (EMAS).

Printed by Pureprint Group, ISO 14001, FSC®

certified and CarbonNeutral®.

Want more information or help?
Capita Registrars For queries about ordinary shares:	The Bank of New York Mellon For queries about American Depositary Shares:	Further information about National Grid including share price and interactive tools can be found on our website: www.nationalgrid.com
0871 402 3344 Calls cost 8p per minute plus network extras. Lines are open 8.30am to 5.30pm, Monday to Friday. If calling from outside the UK: +44 (0)20 7098 1198 Textphone: 18001 0871 664 0532	1-800-466-7215 If calling from outside the US: +1-201-680-6825

Have you received unsolicited investment advice?

Shareholders are advised to be wary of any unsolicited advice or offers, whether over the telephone, through the post or by email. If you receive any such unsolicited communication please check the company or person contacting you is properly authorised by the FCA before getting involved.

You can check at www.fca.org.uk/ consumers/protect-yourself and can report calls from unauthorised firms to the FCA by calling 0800 111 6768.

Visit the National Grid Share Portal www.nationalgridshareholders.com Email: nationalgrid@ capitaregistrars.com	www.mybnymdr.com Email: shrrelations@ bnymellon.com
National Grid Share Register, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU	The Bank of New York Mellon, Depositary Receipts, PO Box 43006, Providence, RI 02940-3006

Cautionary Statement

This document comprises the Annual Report and Accounts for the year ending 31 March 2013 for National Grid and its subsidiaries. It contains the Directors’ Report and Financial Statements, together with the Independent Auditors’ Report thereon, as required by the Companies Act 2006. The Directors’ Report, comprising pages 06 to 91 and 170 to 189, has been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to National Grid.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of our activities; network failure or interruption (and our actual or perceived response thereto), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Superstorm Sandy and other major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against our peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US foundation programme); and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this document include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in our borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for us to maintain financial resources in certain parts of our business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges;

inflation; the delayed timing of recoveries and payments in our regulated businesses and whether aspects of our activities are contestable; the funding requirements and performance of our pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any significant disputes arising with our employees or the breach of laws or regulations by our employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures.

For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Review section including the ‘Risk factors’ on pages 176 to 178 of this document. In addition, new factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this document.

The contents of any website references in this document do not form part of this document.

Further Information

Exchange Rates

The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at the latest practicable date, 6 June 2013.

	High	Low
June 2013*	1.5392	1.5293
May 2013	1.5568	1.5035

*	For the period to 6 June 2013.

Share ownership

At 6 June 2013, the latest practicable date, none of the directors had an individual beneficial interest amounting to greater than 1% of the Company’s shares.

Material interests in shares

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

Capital Group Companies, Inc. held 5.04% of our outstanding share capital as at 9 June 2011. Their shareholding increased to 10.02% of our outstanding share capital as at 31 March 2012. As noted on page 183 of the 2012/2013 Annual Report and Accounts, we have been notified that Capital Group Companies, Inc. held 10.91% of our outstanding share capital as at 31 March 2013 and that such holdings increased as at 5 April 2013 to 11.02 % of our outstanding share capital which percentage remains unchanged as at 6 June 2013.

Since 31 March 2013, we have not been notified of any other subsequent significant change in the percentage of shares held by the shareholders, listed on page 183 of the 2012/2013 Annual Report and Accounts.

Price history

The following table sets forth the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated.

	Ordinary Share (Pence)		ADS ($)
	High	Low	High	Low
June 2013*	792.00	737.18	60.57	56.84
May 2013	849.50	777.50	64.56	59.45

*	For the period to 6 June 2013, the latest practicable date.

Subsequent Events

•	None applicable.

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

Description

1.1	Articles of Association of National Grid plc adopted by Special Resolution passed on 30 July 2012.	Filed herewith

2(a)

Amended and restated Deposit Agreement dated as of 23 May 2013 among National Grid plc and The Bank of New York Mellon, as Depository, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. (Exhibit 1 to National Grid plc Form F-6 dated 15 May 2013 File No. 333-178045)

Incorporated by reference

2(b).1

Amended and Restated Trust Deed dated 26 July 2010 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).1 to National Grid plc Form 20-F dated 13 June 2011 File No. 1-14958)

Incorporated by reference

2(b).2

Amended and Restated Trust Deed dated 18 February 2011 among National Grid Gas plc, National Grid Gas Finance (no 1) plc and the Law Debenture Trust Corporation p.l.c relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).2 to National Grid plc Form 20-F dated 13 June 2011 File No. 1-14958)

Incorporated by reference

2(b).3

Amended and Restated Trust Deed dated 22 February 2012 among National Grid Gas plc, National Grid Gas Finance (No 1)plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2.(b).3 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)

Incorporated by reference

2(b).4

Amended and Restated Trust Deed dated 2 August 2011 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. Exhibit 2.(b).5 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)

Incorporated by reference

2(b).5

Amended and Restated Trust Deed dated 27 March 2013 among National Grid Gas plc, National Grid Gas Finance (No 1)plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme.

Filed herewith

2(b).6

Amended and Restated Trust Deed dated 10 September 2012 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme.

Filed herewith

4(c).1	Service Agreement among The National Grid plc and Steven Holliday dated 1 April 2006. (Exhibit 4.(c).3 to National Grid Transco Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference

4(c).2	Service Agreement among The National Grid plc and Andrew Bonfield dated 1 November 2010. (Exhibit 4(c).20 to National Grid plc Form 20-F dated 13 June 2011 File No 1-14958)	Incorporated by reference

4(c).3

Service Agreement among National Grid Transco plc, National Grid Company plc and Nicholas Winser dated 28 April 2003. (Exhibit 4.8 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)

Incorporated by reference

4(c).4	Employment Agreement among National Grid plc, National Grid USA and Thomas King dated 11 July 2007. (Exhibit 4 (c).9 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference

4(c).5	Letter of Appointment — Linda Adamany. (Exhibit 4 (c).9 to National Grid plc Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference

4(c).6	Letter of Appointment — Philip Aiken. (Exhibit 4 (c).11 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference

4(c).7	Letter of Appointment — Sir Peter Gershon. (Exhibit 4(c).10 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).8	Letter of Appointment —Paul Golby. (Exhibit 4(c).11 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).9	Letter of Appointment — Ken Harvey. (Exhibit 4.10 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment — Ruth Kelly. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).11	Letter of Appointment — Maria Richter. (Exhibit 4.14 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).12	Letter of Appointment — George Rose. (Exhibit 4.15 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).13	Letter of Appointment — Nora Mead Brownell.	Filed herewith

4(c).14	Letter of Appointment — Mark Williamson.	Filed herewith

4(c).15	Letter of Appointment — Jonathan Dawson.	Filed herewith

4(c).16	National Grid plc Deferred Share Plan. (Exhibit 4.2 to National Grid plc S-8 dated 28 July 2011 File No. 333-175852)	Incorporated by reference

4(c).17	National Grid Executive Share Option Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).18	National Grid Group Share Matching Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

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

Incorporated by reference

4(c).20	National Grid Executive Share Option Scheme. (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968)	Incorporated by reference

4(c).21

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

Incorporated by reference

4(c).22	National Grid USA Companies’ Defined Contribution Supplemental Executive Retirement Plan. (Exhibit 4.2 to National Grid plc S-8 dated 23 October 2012 File No. 14958)	Incorporated by reference

8	List of subsidiaries.	Filed herewith

12.1	Certification of Steve Holliday pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

12.2	Certification of Andrew Bonfield pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

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

10 June 2013