Form 20-F
period 2015-03-31
NATIONAL GRID PLC
filed 2015-06-05
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2015

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

National Grid plc

1-3 Strand London WC2N 5EH, England

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange*
American Depositary Shares, each representing five	The New York Stock Exchange
Ordinary Shares of 11 17/43 pence each
6.625% Guaranteed Notes due 2018	The New York Stock Exchange
6.30% Guaranteed Notes due 2016	The New York Stock Exchange
Preferred Stock ($100 par value-cumulative):
3.90% Series	The New York Stock Exchange
3.60% Series	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 March 2015 was

Ordinary Shares of 11 17/43 pence each	3,891,691,900

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐    International Financial  Reporting Standards as issued by the International Accounting Standards Board ☑     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☑

This constitutes the annual report on Form 20-F of National Grid plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) for the year ended 31 March 2015 and is dated 5 June 2015. Details of events occurring subsequent to the approval of the annual report on 20 May 2015 are summarised in section “Further Information” which forms a part of this Form 20-F . The content of the Group’s website (www.nationalgrid.com/uk) should not be considered to form part of this annual report on Form 20-F.

Form 20-F Cross Reference Table

Item	Form 20-F caption	Location in the document	Page(s)
1	Identity of directors, senior management and advisors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key Information
	3A Selected financial data	“Additional Information—Summary consolidated financial information”	190-191
		“Strategic Report—Financial review”	20-23
		“Financial Statements—Unaudited commentary on consolidated statement of financial position—Net debt”	91
		“Financial Statements—Unaudited commentary on the consolidated cash flow statement—Net debt”	93
		“Additional Information—Other unaudited financial information—Reconciliations of adjusted profit measures”	186
		“Additional Information—Shareholder information—Exchange rates”	180
		“Exchange Rates”	“Further Information”
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk Factors	“Additional Information—The business in detail—Risk factors”	173-176
4	Information on the company
	4A History and development of the company	“Want more information or help?”	196- Back cover
		“Additional Information—The business in detail—Key milestones”	164
		“Strategic Report—Chief Executive’s review”	4-5
		“Strategic Report—Our vision and strategy”	14-15
		“Strategic Report—Operating environment”	6-7
		“Additional Information—Shareholder information—Articles of Association”	177-178
		“Financial Statements—Consolidated statement of financial position—Unaudited commentary on consolidated statement of financial position—Property, plant and equipment”	91
		“Financial Statements—Consolidated cash flow statement—Unaudited commentary on the consolidated cash flow statement—Net capital expenditure”	93
		“Additional Information—Other unaudited financial information—Commentary on consolidated financial statements for the year ended 31 March 2014”	187-189
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—(c) Capital expenditure, depreciation and amortisation”	98
		“Strategic Report—How our strategy creates value”	15
	4B Business overview	“Additional Information—The business in detail—Where we operate”	165
		“Strategic Report—Operating environment”	6-7
		“Strategic Report”—What we do – Electricity”;	8-9

i

Item	Form 20-F caption	Location in the document	Page(s)
		“—What we do – Gas”; “—Our Business model”; “—Our vision and strategy” and	10-11 12-13 14-19
		“—How our strategy creates value”	15
		“Strategic Report—Principal operations”	27-36
		“Strategic Report—Delivering our strategy – key performance indicators”	16-19
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis” and “—unaudited commentary on the results of our principal operations by segment”	96-100

“Additional Information—Internal control and risk factors—Risk factors—Infrastructure and IT systems—We may suffer a major network failure or interruption, or may not be able to carry out critical operations due to the failure of infrastructure, data, technology or a lack of supply”; “—Law and Regulation—Changes in law or regulation or decisions by governmental bodies or regulators could materially adversely affect us”; and “—Customers and counterparties—Customers and counterparties may not perform their obligations”

174 174 176
		“Additional Information—The business in detail—UK regulation”; “—US regulation”; and “—Summary of US price controls and rate plans”	166-172
		“Strategic Report—Our Business model”	12-13
	4C Organizational structure	“Financial Statements—Notes to the consolidated financial statements—32. Subsidiary undertakings, joint ventures and associates—Principal subsidiary undertakings”	150
	4D Property, plants and equipment	“Additional Information—The business in detail—Where we operate” and — “Property, plant and equipment	165 185
		“Strategic Report—What we do – Electricity”; “—What we do – Gas”; and	8-11
		“—Our Business model”;	12-13
		“Strategic Report—Principal operations”	27-36
		“Strategic Report—Our vision and strategy—Embed sustainability” and “—Drive growth”	14
		“Strategic Report—Operating environment—Changing energy mix”; “—Energy policy”; “—Regulation”; and “—Innovation and technology”	6-7
		“Financial Statements—Consolidated statement of financial position—Unaudited commentary on consolidated statement of financial position—Property, plant and equipment”	91
		“Additional Information—Other disclosures—Property, plant and equipment”	185
		“Financial Statements—Notes to the consolidated financial statements—11.	115-116

Item	Form 20-F caption	Location in the document	Page(s)
Property, plant and equipment”
		“Financial Statements—Notes to the consolidated financial statements—19. Borrowings”	123-125
4A	Unresolved staff comments	“Additional Information—Other disclosures—Unresolved SEC staff comments”	185
5	Operating and financial review and prospects
	5A Operating results	“Strategic Report—Financial review”	20-23
		“Strategic Report—Operating environment”	6-7
		“Additional Information—The business in detail—UK regulation”; “—US regulation”; and “—Summary of US price controls and rate plans”	166-172
		“Strategic Report—Principal operations”	27-36
		“Financial Statements—Consolidated income statement—Unaudited commentary on the consolidated income statement”	87
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—Unaudited commentary on the results of our principal operations by segment”	99
		“Additional Information—Other unaudited financial information”	186-189
		“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(d) Currency risk”	144-145
	5B Liquidity and capital resources	“Strategic Report—Financial review”	20-23
		“Corporate Governance—Going concern”	54
		“Financial Statements—Consolidated cash flow statement”	92-93
		“Additional Information—Internal control and risk factors—Risk factors—Financing and liquidity—An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses”	176
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—Unaudited commentary on the results of our principal operations by segment”	99
		“Financial Statements—Notes to the consolidated financial statements—26. Net debt”	134-135
		“Financial Statements—Notes to the consolidated financial statements—19. Borrowings”	123-125
		“Financial Statements—Notes to the consolidated financial statements—15. Derivative financial instruments”	118-120
		“Additional Information—The business in detail—FERC—Short-term borrowing authorisation”	171
		“Additional Information—Shareholder information—Material interests in shares”	180-181
		“Material Interests in Shares” and “Material	“Further Information”

Item	Form 20-F caption	Location in the document	Page(s)
		interest in American Depositary Shares”
	5C Research and development, patents and licenses, etc.	“Additional Information—Other disclosures—Research and development”	185
	5D Trend information	“Strategic Report—Financial review”	20-23
		“Strategic Report—Principal operations”	27-36
		“Strategic Report—Operating environment”	6-7
	5E Off-balance sheet arrangements	“Financial Statements—Unaudited commentary on consolidated statement of financial condition—Off balance sheet items”	91
	5F Tabular disclosure of contractual obligations	“Financial Statements—Notes to the consolidated financial statements—27. Commitments and contingencies”	136
	5G Safe Harbor	“Important notice”	1
		“Want more information or help?—Cautionary statement”	Back cover
6	Directors, senior management and employees
	6A Directors and senior management	“Corporate Governance—Our Board”	43
		“Additional Information—Shareholder Information—Board biographies”	178-179
	6B Compensation	“Corporate Governance—Directors’ Remuneration Report”	60-75
		“Financial Statements—Notes to the consolidated financial statements—3. Operating costs—(c) Key management compensation”	102
		“Financial Statements—Notes to the consolidated financial statements—22. Pensions and other post-retirement benefits”	126-129
		“Financial Statements—Notes to the consolidated financial statements—29. Actuarial information on pensions and other post-retirement benefits”	137-140
		“Share Ownership”	“Further Information”
	6C Board practices	“Corporate Governance—Our Board”	43-49
		“Additional Information—Shareholder information”	177-179
		“Additional Information—Other disclosures” “—Conflict of interest”; and —Director’s indemnity”	184-185

“Corporate Governance—Our Board and its committees—Audit Committee”; “—Finance Committee”; “—Safety, Environment and Health Committee”; “—Nominations Committee”; “—Executive Committee”; “—Management committees”

			49-59
		“Corporate Governance—Directors’ Remuneration Report—Annual statement from the Remuneration Committee chairman”	60-61
		“Corporate Governance—Directors’ Remuneration Report—Approved policy table – Executive Directors”	62-65
		“Corporate Governance— Directors’ Remuneration Report—Approved policy table – Non-executive Directors (NEDs)”	65
		“Corporate Governance—Directors’ Remuneration Report—Service contracts	67

Item	Form 20-F caption	Location in the document	Page(s)
and policy on payment for loss of office” and “—Dates of Directors’ service contracts/letters of appointment”
	6D Employees	“Financial Statements—Notes to the consolidated financial statements—3. Operating costs—(b) Number of employees”	101
		“Additional Information—Other disclosures—Employees”	185
	6E Share ownership	“Corporate Governance—Directors’ Remuneration Report—Shareholding requirement” and “—Differences in remuneration policy for all employees”	66
		“Corporate Governance—Directors’ Remuneration Report—Statement of Directors’ shareholdings and share interests (audited information)”	72-73
		“Corporate Governance—Directors’ Remuneration Report—Annual report on remuneration”	69-75
		“Additional Information—Other disclosures—All-employee share plans”	184
		“Share ownership”	“Further Information”
7	Major shareholders and related party transactions
	7A Major shareholders	“Additional Information—Shareholder information—Material interests in shares”	180-181
		“Material interests in shares” and “Material interest in American Depositary Shares”	“Further Information”
	7B Related party transactions	“Financial Statements—Notes to the consolidated financial statements—28. Related party transactions”	137
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
8A Consolidated statements and other financial information
		“Financial Statements—Report of Independent Registered Public Accounting Firm—Audit opinion for Form 20-F”	85
		“Financial Statements—Notes to the consolidated financial statements—1. Basis of preparation and recent accounting developments”	94-96

“Financial Statements—Consolidated income statement”; “—Consolidated statement of comprehensive income”; “—Consolidated statement of changes in equity”; “—Consolidated statement of financial position”; and “—Consolidated cash flow statement”

86-93
		“Financial Statements—Notes to the consolidated financial statements – analysis of items in the primary statements”	94-135
		“Financial Statements—Notes to the consolidated financial statements – supplementary information”	136-158
		“Strategic Report—Chairman’s statement”	2-3
	8B Significant changes	“Subsequent Events”	“Further Information”

v

Item	Form 20-F caption	Location in the document	Page(s)
9	The offer and listing
	9A Offer and listing details	“Additional Information—Shareholder information—“Exchange Rates”, “—Share price”, “— Price History”	180-182 “Further Information”
	9B Plan of distribution	Not applicable
	9C Markets	“Additional Information—Shareholder information—Share price”	181-182
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	“Additional Information—Shareholder Information—Articles of Association”	177-178
		“Additional Information— Other disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	184
		“Additional Information—Shareholder information—Share capital”	181
	10C Material contracts	“Additional Information—Other disclosures—Material contracts”	185
	10D Exchange controls	“Additional Information—Shareholder information—Exchange controls”	180
	10E Taxation	“Additional Information——Shareholder information—Taxation”	182-183
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	“Additional Information—Shareholder information—Documents on display”	180
	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk
	11A Quantitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—15. Derivative financial instruments”	118-120

“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(a) Credit risk”; “—(b) Liquidity risk”; “—(c) Interest rate risk”; “—(d) Currency risk”; “—(e) Commodity risk”; “—(f) Capital risk management”; and “—(g) Fair value analysis”

141-148
		“Strategic Report—Financial review”	20-23
	11B Qualitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—15. Derivative financial instruments”	118-120

“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(a) Credit risk”; “—(b) Liquidity risk”; “—(c) Interest rate risk”; “—(d) Currency risk”; “—(e) Commodity risk”; “—(f) Capital risk management”; and “—(g) Fair value analysis”

141-148
		“Strategic Report—Financial review”	20-23

Item	Form 20-F caption	Location in the document	Page(s)
		“Additional Information—Internal Control and Risk factors—Risk Factors”	173-176
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American depositary shares	“Additional Information—Shareholder information—Description of securities other than equity securities: depositary fees and charges”	180
		“Additional Information—Shareholder information—Depositary payments to the Company”	180
		“Additional Information—Definitions and glossary of terms”	192-195
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	“Additional Information—Internal control and risk factors—Disclosure controls” and “—Internal control over financial reporting”	173
16	16A Audit committee financial expert	“Corporate Governance—Audit Committee—Experience”	51
	16B Code of ethics	“Additional Information—Other disclosures—Code of Ethics”	184
	16C Principal accountant fees and services	“Corporate Governance—Audit Committee—External audit”	52
		“Financial Statements—Notes to the consolidated financial statements—3. Operating costs—(e) Auditors’ remuneration”	102
	16D Exemptions from the listing standards for audit committees	Not applicable	–
	16E Purchases of equity securities by the issuer and affiliated purchasers	Not applicable	–
	16F Change in registrant’s certifying accountant	Not applicable	–
	16G Corporate governance	“Additional Information—Other disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	184
	16H Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	“Financial Statements—Company accounting policies”	159
		“Financial Statements—Notes to the consolidated financial statements—1. Basis of preparation and recent accounting developments”	94-96

“Financial Statements—Consolidated income statement”; “—Consolidated statement of comprehensive income”; “—Consolidated statement of changes in equity”; “—Consolidated statement of financial position”; and “—Consolidated cash flow statement”

			86-93
		“Financial Statements—Notes to the	94-135

Item	Form 20-F caption	Location in the document	Page(s)
consolidated financial statements – analysis of items in the primary statements”
		“Financial Statements—Notes to the consolidated financial statements – supplementary information”	136-158
		“Financial Statements—Report of Independent Registered Public Accounting Firm—Audit opinion for Form 20-F”	85
19	Exhibits	Filed with the SEC	–

national grid
Connecting to life
Annual Report and Accounts 2014/15

Overview
About National Grid	01

Strategic Report pages 02–41
Chairman’s statement	02
Chief Executive’s review	04
Operating environment	06
What we do	08
Our business model	12
Our vision and strategy	14
Delivering our strategy – key performance indicators	16
Financial review	20
Our people	24
Principal operations	27
Internal control and risk management	38

Corporate Governance pages 42–75
The Corporate Governance Report, introduced by the Chairman, contains details about the activities of the Board and its committees during the year, including reports from the Audit, Nominations, Remuneration, Finance, and Safety, Environment and Health Committees, as well as details of our shareholder engagement activities.

Corporate Governance contents	42
Directors’ Report and other disclosures	59
Directors’ Remuneration Report	60

Financial Statements pages 76–163
Including the independent auditors’ reports, consolidated financial statements prepared in accordance with IFRS and notes to the consolidated financial statements, as well as the Company financial statements prepared in accordance with UK GAAP.

Financial Statements contents	76
Introduction to the financial statements	77
Statement of Directors’ responsibilities	78
Independent auditors’ report	79
Report of Independent Registered Public Accounting Firm	85

Additional Information pages 164–inside back cover
Additional disclosures and information, definitions and glossary of terms, summary consolidated financial information and other useful information for shareholders, including contact details for more information or help.

Additional Information contents	164

We use a number of technical terms and abbreviations within this document. For brevity, we do not define terms or provide explanations every time they are used; please refer to the glossary for this information.

Definitions and glossary of terms	192
Want more information or help?	196

Online
For a full search facility, please go to the pdf of our Annual Report and Accounts 2014/15 in the investor relations section of our website (www.nationalgrid.com) and use a word search.

About National Grid
Our job is to connect people to the energy they use, safely. We are at the heart of one of the greatest challenges facing our society – delivering clean energy to support our world long into the future.
Financial highlights
Adjusted operating profit1 Adjusted earnings per share1 Operating profit Earnings per share
£3,863m 58.1p £3,780m 53.6p
+5% +9% +1% -18%
2013/14: £3,664m 2013/14: 53.5p2 2013/14: £3,735m 2013/14: 65.7p2
Group return on equity Regulated assets Cash generated from operations Ordinary dividends
11.8% £37.0bn £5,350m 42.87p
+4% +7% +21% +2%
2013/14: 11.4% 2013/14: £34.7bn 2013/14: £4,419m 2013/14: 42.03p
24,274 £3.5bn 0.13IFR 7.3 75%
Employees Capital investment Best overall group safety performance to date Greenhouse gas emissions (million tonnes carbon dioxide equivalent) Best employee engagement score to date
Our principal operations
UK Electricity Transmission UK Gas Transmission UK Gas Distribution US Regulated Adjusted operating
We own and operate an electricity transmission network and electricity and gas distribution networks serving consumers across the northeastern US.
profit %
We own and maintain the high voltage electricity transmission network in England and Wales, balancing supply with demand on a minute-by-minute basis.
All gas in the UK passes through National Grid’s national transmission system on its way to consumers.
We own and operate four of the eight regional gas distribution networks in Great Britain.
5 32 30 11 22
UK Electricity Transmission
UK Gas Transmission
UK Gas Distribution
US Regulated
Other activities
See page 28 See page 29 See page 30 See pages 33–35
1. Excludes the impact of exceptional items, remeasurements and stranded cost recoveries. See page 186 for more information about these adjusted profit measures.
Important notice
This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For a description of factors that could affect future results, please refer to the full cautionary statement on the inside back cover and to the risk factors section on pages 173 to 176.
2. Comparative earnings per share (EPS) data has been restated for the impact of the scrip dividend issues.
Our financial results are reported in sterling. The average exchange rate, as detailed on page 87, was $1.58 to £1 in 2014/15 compared with the average rate of $1.62 to £1 in 2013/14. Except as otherwise noted, the figures in this Report are stated in sterling or US dollars.
All references to dollars or $ are to the US currency.
Acting responsibly
We have won Business in the Community’s highest award, Responsible Business of the Year 2014. This accolade acknowledges all of our efforts in getting involved with the things that really matter to us and to society, and doing the right things in the right way.
RESPONSIBLE BUSINESS OF THE YEAR 2014
BUSINESS IN THE COMMUNITY
NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15
01

Strategic Report
Chairman’s statement
It’s been a challenging year for the energy sector. Energy policies in the UK and US have continued to evolve against a backdrop of political uncertainty, seeking an acceptable balance between affordability to consumers, security of supply and sustainability considerations.

In focus:

In the UK, we saw debate around the cost of living lead to a sharper focus on the costs of energy and the competitiveness of energy markets. This focus has included an Energy and Climate Change Select Committee inquiry into energy network costs, as well as an investigation by the Competition and Markets Authority into the supply and acquisition of energy in Great Britain.

In the UK, Electricity Market Reform

The Board is proposing a recommended full-year dividend of 42.87p (2013/14: 42.03p)

(EMR) was implemented successfully, and we saw developments in significant interconnector projects (see page 27). In the US, there were mid-term US congressional and gubernatorial elections and debate continued on essential infrastructure, resilience and sustainability.

Transparency

In January we announced our decision to stop publishing formal Interim Management Statements (IMSs), following the changes in legislation that removed this requirement. Mandatory requirements to publish information can frequently provide an unnecessary focus on matters of little relevance to a long-term business such as National Grid.

Alongside our major announcements at the half year and full year we will continue to provide updates covering market and Company developments.

We also continue to provide commentary on both our IFRS reported results and underlying economic (regulatory) performance, including reconciliations between the key metrics for both results. To help explain this more fully, we have increased the commentary on our regulatory performance on page 23, and have included further analysis of our regulatory performance by segment on page 100. We support the development of an accounting standard for rate-regulated activities, which would reduce the need for additional explanations of our results, and submitted a response to the IASB’s project in January this year.

Dividend

The Board has recommended an increase in the final dividend to 28.16 pence per ordinary share ($2.1866 per American Depositary Share). If approved, this will bring the full-year dividend to 42.87 pence per ordinary share ($3.3584 per American Depositary Share), an increase of 2.0% over the 42.03 pence per ordinary share in respect of the financial year ending 31 March 2014.

In August 2014 we began a share buyback programme designed to operate alongside our scrip dividend option, which we offered for the interim dividend and will offer again for the full-year dividend. The buyback programme, which operates under authorities granted at our 2014 AGM, is designed to balance shareholders’ appetite for the scrip dividend option with our desire to operate an efficient balance sheet with appropriate leverage.

Effective governance
In July 2014, John Pettigrew, who joined the Board in April 2014, became Executive Director, UK and Nick Winser and Maria Richter both stepped down from the Board.

    02

Philip Aiken stepped down from the Board in February 2015 before his appointment as Balfour Beatty’s new Chairman. He was a National Grid Non-executive Director for six years and played an important role in chairing our Safety, Environment and Health Committee. Following Philip’s departure, Paul Golby was appointed as chairman of the Safety, Environment and Health Committee, as well as a member of the Audit Committee. Paul remains a member of the Nominations and Remuneration Committees.

Tom King stepped down from the Board and left the Company on 31 March 2015. He was succeeded by Dean Seavers, who joined the Company in December 2014 and, following a thorough handover, joined the Board as Executive Director, US with effect from 1 April 2015.

John and Dean’s appointments bring fresh perspective, experience and challenge to our Board. Dean joined us after a career that has included business leadership roles of major divisions within GE, United Technologies and Tyco. In particular, he has led major change and performance improvement programmes that have improved operational efficiency and customer satisfaction – important priorities for our US business.

I would like to thank Nick, Tom, Philip and Maria for their commitment to the Board and the very valuable contribution they have made.

National Grid’s UK regulated entities appointed Catherine Bell and Clive Elphick as Non-executive Directors with effect from 1 April 2014. The appointment of two Non-executive Directors is a new requirement promoted by Ofgem, which has termed the appointments Sufficiently Independent Directors. The arrangements are designed to enhance the financial ring-fencing conditions that already exist in the companies’ licences.

Responsible business

At National Grid, we believe that what we do and how we do it are equally important. In July 2014, National Grid was named Responsible Business of the Year 2014 by Business in the Community (BITC). To win this award we had to demonstrate how we operate responsibly in everything we do, and how we are improving the outcomes for society through our work.

As you can read on page 17, we are adding new KPIs to our reporting, so we can more fully reflect the issues that really matter to the Company and our stakeholders. For our 2014/15 Report, we have included workforce diversity as a new KPI and you can read more about our approach to this on pages 18 and 19, as well as progress in relation to our Board diversity policy on page 58.

You can find more information about our approach to being a responsible business, including our Total Contribution Report, on our website.

Looking ahead

We will face both opportunities and challenges over the coming year. For example, in the UK Ofgem has concluded its Integrated Transmission Planning and Regulation project. As part of this, the System Operator is expected to undertake a number of new advisory roles. We have a long track record in successfully managing potential conflicts of interest from our System Operator role and will work closely with Ofgem to make sure this continues.

In the US we expect to file important applications for new rate plans – you can read more about this on page 169. We will continue to work with policymakers, customers, and stakeholders to transform the energy industry through initiatives in Massachusetts, New York, and Rhode Island (see pages 33 to 35).

We must adapt to developments in corporate governance requirements. For example, the updated UK Corporate Governance Code enhances the quality of information investors can expect to receive about the long-term health and strategy of listed companies, and encourages companies to be more transparent about risk management and internal control.

Finally, I am confident that our people will continue to help make National Grid a company we can all be proud of and I thank all our employees for their hard work and commitment to our success.

Sir Peter Gershon

I was delighted that the judging panel commended our long-term vision based on trust and connectivity. They noted our foresight in using technology and innovation to develop solutions that protect our employees, customers and wider society; and recognised our appetite to inspire others.

In the UK, we are in discussions with the Living Wage Foundation about the opportunity to become a fully accredited Living Wage employer. We can confirm that all our UK employees fulfil the criteria for accreditation. We are also working through the Living Wage Charter to understand the impact it would have on our supply chain, including the companies our suppliers use as sub-contractors, should we decide to adopt it.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	03

Strategic Report
Chief Executive’s review
I’m really proud of our performance this year. Overall, our businesses in both the UK and US achieved a strong operating performance.

In focus:

In the UK, there has been a lot of public focus on how secure and reliable our energy supply is, particularly on tighter margins between electricity supply and demand in the winter. Despite tighter margins than previous years, we were able to operate the system without calling upon our additional reserve. This was because of stronger than expected plant availability, mild weather,

Employee engagement score 75% (2013/14: 71%)

healthy wind output and consistent interconnector imports from France and the Netherlands.

We also tendered the two new balancing services for additional reserves of supply. Although these additional reserves were not used, this was a sensible precaution in case of colder weather or a series of unexpected plant shutdowns.

In the US, we saw an extremely harsh and prolonged period of plunging temperatures and record levels of snowfall in parts of New England, particularly in February and March. Again, our network resilience held up well. We have invested millions of dollars in both our electricity and gas infrastructure to improve resilience and help reduce the impact of service interruptions.

In December 2014 we received an award for excellence in energy efficiency from Platts Global Energy. Platts commended us for ongoing initiatives to upgrade equipment, reduce emissions, and improve safety and network efficiency. And in March 2015, the Edison Electric Institute presented us with its Emergency Recovery Award for our power restoration efforts following the severe ice storm in northern New York in December 2013.

Safety

Safety remains a hugely important priority for us. Regrettably, there were two fatalities during the year – a member of the public in the UK who fell when climbing on one of our pipelines, and a contractor at our Rhode Island gas distribution business. Despite these incidents, we achieved our best-ever Group safety performance during 2014/15. We can never be complacent about our performance and must continually strive to improve.

Our operations We have continued to provide good value and reliability for customers while keeping our element of bills as low as possible.

We are totally committed to providing the best value we can for our customers, investors and other stakeholders, so we’re working hard to make sure we are being as efficient as possible in everything we do. To help achieve this, we have continued to develop a way of working we call ‘Performance Excellence’, which you can read about on page 27. We also reorganised our UK business to increase clarity around what we do and who is accountable.

In the US, we finally completed the stabilisation work on our new financial systems (see page 34). This fixed a number of long-standing problems, such as inefficient payroll processing, which had previously required expensive manual interventions. Long term,

    04

the robust data we can produce with the new systems is an essential foundation to the future performance improvements and regulatory filings that we need for profitable growth in the US.

It is increasingly recognised in the US that investment levels in some areas will need to rise compared with the earlier part of this decade, and we have seen increased activity this year, making it our highest ever year of US investment.

In December 2014 the NYPSC approved $200 million gas infrastructure investment in Long Island to speed up the replacement of ageing pipe and extend the use of natural gas to more customers.

The NYPSC also published the results of the regulatory audit of our New York gas companies. These audits are a regular feature of the New York regulatory process. The audit was broadly supportive of our performance and structure and, as is usual, made some helpful recommendations for further improvement. We have responded with an implementation plan to provide these benefits on behalf of New York customers.

As you can read on pages 18 and 19, our customer satisfaction scores were mixed. We exceeded our UK electricity and gas transmission targets. However, we did not meet our US targets and I recognise this is an area in which we must improve.

Responsible Business of the Year

As Sir Peter has described in his statement, National Grid was named Responsible Business of the Year 2014, which is BITC’s top award. I am extremely proud of this achievement, which is terrific recognition of how we are running a responsible and sustainable business, bringing long-term benefits to society. Although BITC is a UK body, the award was given to the entire Company and recognises the excellent work we’re doing across our entire service area in the UK and US.

For example, in the UK we are completing a test line for the T-pylon at our training academy. It is smaller than the existing lattice towers and provides communities with added choice. Our property business entered into a new arrangement with the Berkeley Group to develop a number of our sites in London and the surrounding area. The first phase of investments could lead to the development of over 7,000 new homes, including affordable housing, alongside schools and public spaces.

Our EmployAbility programme provides supported internship opportunities for students with additional learning needs. Now into its second year, we have extended the programme and will continue to do this across more of our UK sites.

We are helping schools, parents and children see engineering as a modern, dynamic, desirable sector with a great future. Our careers education programmes in the UK include Careers Lab, an initiative we developed that has now been taken up by BITC. It links working professionals with schools to bring the world of work to life for secondary school children. Our US initiatives include partnering with seven local community colleges to deliver energy utility technology training programmes that are designed to equip people for jobs in the energy industry. We are doing a great deal of work in this area, as you can read on page 24.

All this is business as usual for us – the BITC recognition is not the result of any special new initiative we have done to win the award. But it would not have been possible without the efforts of our employees. I was delighted to see that the results of our 2015 employee opinion survey – a good measure of how satisfied employees are with their employer – included an engagement score of 75% – our highest since we started conducting Group-wide employee opinion surveys.

I would like to thank all our people for making a positive impact, through their work for National Grid, their volunteering and fundraising achievements, and by getting involved in activities that really matter to us and to society.

Priorities for 2015/16

Safety: continue to build on our strong performance so we can achieve a consistent world-class safety performance;

Customers and stakeholders: improve the service we provide for our customers and continue to build trust among our stakeholders;

Performance Excellence: focus on being efficient in our end-to-end processes so we can continue to improve our overall performance and efficiency; and

Regulatory filings: prepare and file applications for new rate plans in New York, Long Island and Massachusetts.

Steve Holliday

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	05

Strategic Report
Operating environment
The UK economy has been recovering steadily in the past year, with 2.6% economic growth, falling unemployment and falling inflation.

Growth in the fourth quarter of 2014, however, dropped to 0.5% as sluggish eurozone growth depressed exports and wider geopolitical events increased the perceived risk of investment. In the US, employment levels have continued to rise. The Federal Reserve ended its quantitative easing programme of bond purchases, though treasury yields continue to be at or near historical lows. GDP increased 2.4% in 2014, although growth in the first quarter of 2015 was only 0.2%. Below, we highlight our main market drivers and the impact they have on our business.

Market driver	Impact

Changing energy mix

Changing fuel costs and environmental programmes are affecting traditional electricity generation

UK

In February 2015 DECC announced the results of the first Contracts for Difference (CfD) auction allocation rounds, with wind technology making up the bulk of contracted generation. Continued support for solar PV through Feed in Tariffs (FiTs) and the Renewables Obligation contributed to growth in installed solar PV.

Older fossil fuel plants continue to face the challenge of environmental regulations while the new nuclear plant at Hinkley received State Aid approval from the European Commission in October 2014.

US

In the US, shale gas development has continued to keep national wholesale prices low.

Environmental Protection Agency regulations have led to generator retirements or increased costs for compliance.

Renewables are growing their share of electricity generation and account for a significant amount of newly installed capacity. Distributed generation, such as rooftop solar, has grown substantially in our service territory.

This could lead to significant network investment opportunities

UK

Increasing deployment of large-scale wind, large-scale solar  PV and nuclear will require more investment in transmission networks to connect new plant and reinforce the network. Variable output from solar PV and wind makes balancing demand and supply more challenging.

More interconnection between the UK and adjacent European markets will deliver net benefits to the UK.

US

Lower national wholesale gas prices have increased the amount of gas used for electric generation, causing constraints into the northeast US.

Oil to gas conversions will continue as gas maintains its price advantage. New interstate gas pipeline capacity is needed to overcome growing gas demand.

The electric transmission system will need upgrades and rebalancing due to generation retirements and to connect new renewable sources. Increasing amounts of distributed generation, particularly solar, will require investment in the electric distribution network.

Energy policy

Sustainability, security of supply and affordability underpin EU policy

Against a difficult economic and financial background, the EU’s energy policy is underpinned by sustainability, security of supply and affordability. In October 2014 the EU heads of state agreed the EU’s 2030 Climate Change and Energy Framework. This includes a 40% reduction target for carbon emissions, alongside other objectives for renewables, energy efficiency and interconnections.

Negotiations for a new international agreement on climate change continued at the twentieth session of the Conference of Parties (COP20) in Lima in December 2014. Nations are looking to the Paris worldwide conference in 2015 as the next opportunity to work out a new climate change deal.

Finally, the creation of a ‘genuine energy union’ was highlighted as one of the main priorities of the new European Commission, which took office in November 2014.

Policy decisions can affect our investment needs and compliance obligations

Greater levels of market integration, interconnection and renewable generation are fundamental to achieving the EU’s policy objectives.

While European developments present challenges, the significant level of investment required will create opportunities for growth. For example, potential future interconnector opportunities include connections between the UK and France, Ireland, Denmark and Iceland. Such opportunities would help the EU achieve its interconnection targets. See page 27 for more information about our interconnector projects.

UK energy policies are attracting investment and there is significant political focus on reducing costs for consumers

Energy policy continues to evolve from the Climate Change Act 2008, which commits the UK Government to reducing UK greenhouse gas emissions to at least 80% lower than a 1990 baseline by 2050. The Energy Act 2013 implements the main aspects of EMR, and puts in place measures to attract the investment needed. The run-up to the General Election in May 2015, saw a sharp focus on the costs of energy and the competitiveness of energy markets.

National Grid is central to the delivery of EMR and active on driving down costs

National Grid has been performing its role as delivery body for the Government on EMR, as described on page 39.

The focus on the cost of energy is important to National Grid. We are working hard to highlight to our stakeholders how the RIIO regulatory framework is helping us to reduce costs for consumers while creating incentives for vital investment.

06

Market driver	Impact

US policy is evolving to meet environmental and energy diversity goals

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

Ageing gas mains can be riskier to use and can contribute to greenhouse gas emissions through leaks. Regulators and policymakers are asking utilities to put plans in place to strengthen their networks’ ability to withstand the effects of severe weather.

We must accommodate our customers’ affordability concerns while fulfilling our obligations to provide safe and reliable services and upgrading our systems. Investment is required for new connections, to meet the challenges of changing supply and demand patterns, and to replace ageing infrastructure in the UK and US.

UK regulators want greater efficiency and innovation

In the UK, the regulatory focus during the year has been on the RIIO price controls which give greater focus to incentives and innovation than the previous regulatory regime.

We continue to be engaged in the debate on the regulatory approach to electricity transmission investment, stemming from the projected increase in offshore wind generation and interconnection.

This is driving them to favour more market competition

In the UK, competition is already in place for offshore development and Ofgem has stated its intent to retain the option of using greater competition for certain large onshore projects.

For more information about network efficiency and innovation, see pages 27 to 31.

In the UK, Ofgem is reviewing the arrangements for planning and delivering Britain’s transmission networks

We are facing new challenges from an ageing infrastructure and a changing energy mix. Technical developments and innovation also mean that there could be opportunities to coordinate and integrate those investments.

The Integrated Transmission Planning and Regulation (ITPR) project is looking at long-term challenges such as ageing infrastructure, the changing energy mix, technical developments and innovation, to assess whether the regulatory arrangements currently in place are sufficient to ensure coordination and efficiency in the future planning of electricity transmission.

We need to make sure the network is planned in an economic, efficient and coordinated way

Ofgem has proposed enhancing our role as System Operator (SO) so that the SO has a greater role in system planning. No organisation is currently responsible for taking an overarching view of system development, so opportunities for coordination can potentially be missed. We are working with Ofgem to develop the framework for how the system will be planned and how assets will be managed.

US regulators are focused on system modernisation and integration of new distributed energy resources

State officials in Massachusetts and New York have approved gas system investment programmes to accelerate replacement of ageing infrastructure. The Massachusetts Grid Modernization proceeding and New York’s Reforming the Energy Vision effort both focus on deploying advanced electric grid capabilities to improve reliability, more fully exploit distributed energy resources, and provide new opportunities for customers to control their energy use.

Investments to modernise networks and integrate distributed resources will offer new options and value to customers

We are expanding gas system enhancement investment programmes and are developing electric grid modernisation plans. Through our regulatory efforts and stakeholder engagement we are seeking to create a regulatory framework that integrates distributed energy resources into the electric grid in a way that is cost effective and delivers benefits to customers.

In the US, FERC is reforming transmission planning and promoting competition in the transmission industry

FERC issued Order 1000 in 2011 to improve transmission planning and increase competition in the transmission industry. Policies to comply with the Order took effect in New York and New England in 2014 and 2015, respectively.

Competitive transmission planning provides opportunities for us

Order 1000 has opened our service territory to competition from non-incumbent transmission developers and also created opportunities for us to compete for transmission projects outside of our current geographic footprint.

Innovation and technology

Performance improvements and cost declines have led to continued growth in new technologies

Distributed generation of solar power has grown significantly due to price declines and tax incentives. Energy storage is growing in the US as certain states set goals and other utilities announce investment plans for storage capacity.

The UK hit a record high for wind generation in 2014 of 28 terawatt hours (TWh), 15% greater than the previous year.

Plug-in electric vehicle sales in the US and worldwide grew, even as gasoline prices dropped throughout the past year.

Further investment in electricity distribution networks may be necessary to integrate these new technologies

Investment in renewable energy continues to grow. Regulatory proceedings are underway to enhance the value of distributed resources to the grid and give customers more control over their energy use.

These could require significant network investment in order to integrate new and variable resources and provide customers with more information on their usage.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	07

Strategic Report

What we do – Electricity

The electricity industry connects generation sources to homes and businesses through transmission and distribution networks. Companies that pay to use transmission networks buy electricity from generators and sell it to consumers.

System operator

As system operator (SO) for England and Wales, we coordinate and direct electricity flows onto and over the transmission system, balancing generation supply and user demand. Where necessary, we pay sources of supply and demand to increase or decrease their generation or usage.

We have the same role for the two high voltage electricity transmission networks in Scotland and we are SO for the offshore electricity transmission regime.

Our charges for SO services in the UK are subject to a price control approved by Ofgem. System users pay us for connection, for using the system and balancing services.

As electricity transmission SO, our price control includes incentives to minimise the costs and associated risks of balancing the system through buying and selling energy, as well as procuring balancing services from industry participants.

In the US, similar services are provided by independent system operators.

will deliver significant benefits to consumers. These include opportunities for interconnection with Iceland, Denmark and a further link with France.
We also jointly own and operate a 224 kilometre interconnector between New England in the US and Canada.
We sell capacity on our UK interconnectors through auctions and on our US interconnector through wholesale markets and bilateral contracts.
Transmission systems generally include overhead lines, underground cables and substations. They connect generation and interconnectors to the distribution system.

We own and operate the transmission network in England and Wales. We operate but do not own the Scottish networks. We are also working in a joint venture with Scottish Power Transmission to construct an interconnector to reinforce the GB transmission system between Scotland and England and Wales.

Generation is the production of electricity from fossil fuel and nuclear power stations, as well as renewable sources such as wind and solar. In the US, we own and operate 50 fossil fuel-powered stations on Long Island and 4.6 MW of solar generation in Massachusetts. We do not own or operate any electricity generation in the UK.

We sell the electricity generated by our plants on Long Island to LIPA under a long-term power supply agreement. The contract allows us to recover our efficient operating costs and provides a return on equity on our investment in the generation assets.

For solar generation, we recover our costs and a reasonable return from customers in Massachusetts through a solar cost adjustment factor. This is added to the electricity rate, net of revenues earned from the solar assets.

Transmission grids are often interconnected so that energy can flow from one country or region to another. This helps provide a safe, secure, reliable and affordable energy supply for citizens and society across the region. Interconnectors also allow power suppliers to sell their energy to customers in other countries.

Great Britain is linked via interconnectors with France, Ireland, Northern Ireland and The Netherlands. National Grid owns part of the interconnectors with France and The Netherlands. We are also now entering the construction phase for two new interconnectors, between the UK and Belgium and Norway. We are continuing to work on developing additional interconnector projects, which we believe

In the US, we jointly own and operate transmission facilities spanning upstate New York, Massachusetts, New Hampshire, Rhode Island and Vermont.

Distribution systems carry lower voltages than transmission systems over networks of overhead lines, underground cables and substations. They take over the role of transporting electricity from the transmission network, and deliver it to consumers at a voltage they can use.

We do not own or operate electricity distribution networks in the UK.

In the US, our distribution networks serve around 3.5 million customers in upstate New York, Massachusetts and Rhode Island.

The supply of electricity involves buying electricity and selling it on to customers. It also involves customer services, billing and the collection of customer accounts.

We do not sell electricity to consumers in the UK.

All our customers in the US can select a competitive supplier for the supply component of electricity utility services. Where customers choose National Grid, they pay us for distribution and electricity costs. Where they choose to buy electricity from third parties, they pay us for distribution only and pay the third-party supplier for the electricity. Our base charges for electricity supply are calculated to recover the purchased power costs.

08

Strategic Report
3.8 GW
Generation produced in the US
1 Generation
260 km
Approximate length of BritNed interconnector
2 Interconnectors
3 Transmission
99.99999%
Electricity transmission reliability in England and Wales
30 TWh
Approximate amount of electricity we forecast, plan for and procure annually across three states in the US
4 Distribution
3.5 million
US electricity customers
ELECTRICITY
5 Supply
NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15 09

Strategic Report
4 Supply
3.6 million
US gas customers
7,660 km
of high pressure pipeline in the UK
3 Distribution
2 Transmission
26,882
New gas heating customers in the US
10.9 million
Customers serviced in the UK
1 Production and importation
14.9%
Approximate percentage of UK gas from LNG imports

What we do – Gas
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

In the US, we hold a minority interest in two interstate pipelines: Millennium Pipeline Company and Iroquois Gas Transmission System. Interstate pipelines are regulated by the Federal Energy Regulatory Commission (FERC).

In the UK, gas leaves the transmission system and enters the distribution networks at high pressure. It is then transported through a number of reducing pressure tiers until it is finally delivered to consumers.

There are eight regional gas distribution networks in the UK, four of which are owned by National Grid. In the US, gas is delivered by the interstate pipeline companies to local distribution networks. Each local distribution company has a geographically defined service territory and is the only local distribution company within that territory. Local distribution companies are regulated by the relevant local state’s utility commission.

Our networks deliver gas to 10.9 million consumers in the UK and 3.6 million customers in the US.

Pipeline shippers bring gas from producers to suppliers, who in turn sell it to customers.

We do not supply gas in the UK. However, we own National Grid Metering, which provides meters and metering services to supply companies, under contract.

In the UK, customers pay the supplier for the cost of gas and for its transportation. We transport the gas through our network on behalf of shippers, who pay us transportation charges.

In the US, gas distribution companies, including National Grid, sell gas to consumers connected to their distribution systems.

In most cases in the US, where customers choose National Grid, they pay us for distribution and gas costs. Where they choose to buy gas from third parties, they pay us for distribution only and pay the third-party supplier for the gas and upstream transportation capacity.

Also in the US, except for residential consumers in Rhode Island, customers may purchase their supply from independent providers with the option of billing for those purchases to be provided by us.

Gas used in the UK is mainly sourced from gas fields in the North and Irish seas, piped from Europe and imported as LNG.

There are seven gas reception terminals, three LNG importation terminals and three interconnectors connecting Great Britain via undersea pipes with Ireland, Belgium and the Netherlands. Importers bring LNG from the Middle East, the Americas and other places.

Gas used in the US is produced mainly in North America. We import LNG from a number of countries.

We do not produce gas in either the UK or US.

In the UK, we own and operate Grain LNG, an importation terminal and storage facility at the Isle of Grain in Kent, which charges customers under long-term contracts for various services. These include access to our importation terminal, storage facilities and capacity rights.

In the US, we own and operate LNG storage and vaporisation facilities, as well as an LNG storage facility in Providence, Rhode Island, where we store gas for third parties for a fee. We also buy gas directly from producers and LNG importers for resale to our customers.

The transmission systems generally include pipes, compressor stations and storage facilities, including LNG storage. They connect production through terminals to the distribution systems.

In the UK, gas enters the transmission system through importation and reception terminals and interconnectors and may include gas previously held in storage.

Compressor stations located along the network play a vital role in keeping large quantities of gas flowing through the system, particularly at times of high demand.

The gas transmission system has to be kept constantly in balance, which is achieved by buying, selling and using stored gas. This means that, under normal circumstances, demand can be met.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	11

Strategic Report
Our business model
How we generate long-term value.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	13

Strategic Report

Our vision and strategy

Our vision describes our intentions and aspirations at the highest level. Our strategic objectives set out what we believe we need to achieve to deliver our vision and be recognised as a leader in the development and operation of safe, reliable and resilient energy infrastructure.

Strategic objective	Description	How we deliver
Deliver operational excellence	Achieve world-class levels of safety, reliability, security and customer service.

Our customers, communities and other stakeholders demand safe, reliable and secure supply of their energy. This is reflected in our regulatory contracts where we are measured and rewarded on the basis of meeting our commitments to customers and other stakeholders.

Pursuing excellence in all our operational processes will allow us to manage our assets efficiently, deliver network improvements quickly and provide services that meet the changing demands of our customers.

Engage our people	Create an inclusive, high-performance culture by developing all our employees.

It is through the hard work of our employees that we will achieve our vision, respond to the needs of our stakeholders and create a competitive advantage. Encouraging engaged and talented teams that are in step with our strategic objectives is vital to our success.

Our presence within the communities we serve, the people we work with and our opportunities to grow both individually and as a business are all important to making National Grid a great place to work.

Stimulate innovation	Promote new ideas to work more efficiently and effectively.

Our commitment to innovation allows us to run our networks more efficiently and effectively and achieve our regulatory incentives. Across our business, we explore new ways of thinking and working to benefit every aspect of what we do.

Embedding innovation and new technology into our operations helps us deliver continuous improvements in the quality and cost of our services.

Engage externally	Work with external stakeholders to shape UK, EU and US energy policy.

Policy decisions by regulators, governments and others directly affect our business. We engage widely in the energy policy debate, so our position and perspective can influence future policy direction. We also engage with our regulators to help them provide the right mechanisms so we can deliver infrastructure that meets the changing needs of our stakeholders.

Embed sustainability	Integrate sustainability into our decision making to create value, preserve natural resources and respect the interests of our communities.

Our long-term sustainability strategy sets our ambition to deliver these aims and to embed a culture of sustainability within our organisation.

That culture will allow us to make decisions that protect and preserve natural resources and benefit the communities in which we operate. We remain committed to our targets of a 45% reduction in Scope 1 and 2 greenhouse gas emissions by 2020 and 80% by 2050.

Drive growth	Grow our core businesses and develop future new business options.

We continue to maximise value from our existing portfolio, while exploring and evaluating opportunities for growth. Making sure our portfolio of businesses maintains the appropriate mix of growth and cash generation is necessary to meet the expectations of our shareholders.

We review investment opportunities carefully and will only invest where we can reasonably expect to earn acceptable returns.

Combining this disciplined approach with operational and procurement efficiencies gives us the best possible opportunity to drive strong returns and meet our commitments to investors.

Relevant KPIs	Our vision
● Employee IFR ● Network reliability ● Customer satisfaction See pages 16–19

Connecting you to your
energy today, trusted to
help you meet your energy
needs tomorrow.

How our strategy creates value

Our vision and strategic objectives explain what is important to us, so we can meet our commitments and deliver value.

● Employee engagement index ● Workforce diversity See pages 18–19
● Value added ● Network reliability See pages 16–19

Customer and community value

Safety and reliability – we strive to provide reliable networks safely, which is essential to safeguard our customers, employees and the communities in which we operate.

Affordability – we strive to provide services efficiently, which helps to reduce the amount of money consumers have to pay for their energy.

Customer service – providing essential services that meet the needs of our customers and communities is a crucial part of the value they expect from us.

Sustainability – we strive to protect the environment and preserve resources for current and future generations.

Emergency services – we provide telephone call centres, coordinate the response to gas emergencies, and respond to severe weather events.

Community engagement – we listen to the communities we serve and work hard to address concerns about the development of our networks. Our employees volunteer for community-based projects and we support educational initiatives in schools.

Shareholder value

Regulatory frameworks – operating within sound regulatory frameworks provides stability. Making sure these frameworks maintain a balance between risk and return underpins our investment proposition.

Reputation – our approach to safety and our reliability record underpin our reputation. These are crucial factors that contribute towards positive regulatory discussions and help us pursue new business opportunities.

Efficient operations – efficient capital and operational expenditure allows us to deliver network services at a lower cost and reduces working capital requirements.

Maximising incentives – if we perform well against our incentives, and deliver the outputs our customers and regulatory stakeholders require, we can make the most of our allowed returns.

Funding and cash flow management – securing low-cost funding and carefully managing our cash flows help us maintain strong returns for our investors.

Disciplined investment – we can increase our revenue and earnings by investing in both regulated and non-regulated assets. This helps us deliver attractive returns for our shareholders.

● Customer satisfaction See pages 18–19
● Greenhouse gas emissions See pages 18–19
● Regulated asset growth ● Adjusted EPS See pages 16–17

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	15

Strategic Report

Delivering our strategy – key performance indicators

The Board uses a range of financial and non-financial metrics, reported periodically, against which we measure Group performance.

KPI and definition	Our performance

Adjusted EPS

Adjusted earnings represent profit for the year attributable to equity shareholders. This excludes exceptional items, remeasurements and stranded cost recoveries (see pages 103 and 104).

Adjusted earnings per share provides a measure of shareholder return that is comparable over time.

Adjusted EPS pence[1] 1. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

Group return on equity (RoE)

We measure our performance in generating value for our shareholders by dividing our annual return by our equity base.

This calculation provides a measure of the performance of the whole Group compared with the amounts invested by the Group in assets attributable to equity shareholders.

Group return on equity %

Regulated asset growth

Maintaining efficient growth in our regulated assets ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years.

Total regulated assets and regulated asset growth £bn 1. US base rate calculated as at 31 December 2010 in this year. 2. Estimated figure until the conclusion of the regulatory reporting cycle.
Value added Reflects value to shareholders of dividend and growth in National Grid’s assets, net of the growth in overall debt.	Value added £bn
Employee lost time injury frequency rate Number of employee lost time injuries per 100,000 hours worked in a 12 month period. Our ambition is to achieve a world-class safety performance of below 0.1.	Employee lost time injury frequency rate per 100,000 hours worked

We are adding new KPIs to better reflect the issues that matter most to our Company and our stakeholders. For this 2014/15 Report, we have included information about workforce diversity, as set out on pages 18 and 19. We aim to include two further new KPIs in our 2015/16 Report. These relate to community engagement and investment in education, skills and capabilities. Executive remuneration is linked to some of our KPIs.

Commentary		Target

For the year ended 31 March 2015, adjusted earnings attributable to equity shareholders increased by £174 million to £2,189 million. This increase in earnings resulted in an adjusted earnings per share of 58.1 pence, an increase of 9% on 2013/14.

The earnings increase was driven by a £199 million increase in adjusted operating profit. With the exception of our UK Gas Distribution business, we saw increases in adjusted operating profit across all of our business segments.

Overall adjusted net finance costs reduced by £75 million across the Group which was broadly offset by a higher adjusted tax charge of £114 million reflecting the increase in profits across the Group.

 See page 20

The adjusted EPS target set as part of executive remuneration for APP was more than met with 100% of maximum achieved (see page 70).

Group RoE has increased during the year to 11.8%, from 11.4% in 2013/14.

The UK regulated businesses delivered good returns of 13.7% in aggregate in the second year of their new price controls, including the assumed 3% long run average RPI inflation.

	US returns of 8.4% were slightly down on last year, reflecting the additional costs incurred on gas leak repair and compliance and the increased level of rate base growth since 2013. See page 21	The Group RoE target set as part of executive remuneration for APP was more than met with 100% of maximum achieved (see page 70).

Our regulated assets have increased by 7% (£2.3 billion) to £37.0 billion. This reflects the continued high levels of investment in our networks in both the UK and US, together with the impact of the stronger US dollar.

The rate of growth at constant currency was 3%.

The UK regulatory asset value (RAV) increased by £0.5 billion, reflecting significant capital expenditure, together with inflation, although at 0.9% RPI, this has had a smaller impact than in recent years. US rate base has increased by £1.8 billion this year. Of this, £1.2 billion was due to foreign exchange movements increasing the rate base reported in sterling. Excluding foreign exchange, rate base increased by £0.6 billion, reflecting a record year of US investment.

 See page 21

No specific target. Our overall aim is to increase regulated asset growth above the underlying rate of inflation.

Value added in the year was lower than 2013/14, primarily due to the impact of lower RPI on UK regulated asset growth. RPI inflation for March 2015 was 0.9% compared with 2.5% in March 2014 and National Grid’s long run assumption of 3%.

Of the £1.7 billion value added in 2014/15, £1,271 million was paid to shareholders as cash dividends and £335 million as share repurchases (offsetting the scrip issuance during the year), with £79 million retained in the business.

 See page 21

No specific target. Our overall aim is to sustainably grow value added over the long term while maintaining performance of our other financial KPIs.

In the UK we maintained a world-class employee safety performance during 2014/15, with an employee injury frequency rate of 0.09. Our US business improved its safety performance, with an employee injury frequency rate of 0.15.

Overall, our Company-wide injury frequency rate of 0.13 is better than last year and means that we bettered our target of 0.15. However, we did not meet our ambition to reach a world-class level by 2015.

 See UK Principal operations: pages 27–31

       and US Principal operations: pages 33–35

We achieved our Company-wide employee IFR target of 0.15.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	17

Strategic Report
Delivering our strategy – key performance indicators continued

KPI and definition	Our performance
Network reliability		Performance				Measure		Target
		10/11	11/12	12/13	13/14	14/15		14/15

The reliability of our electricity and gas networks.	UK Electricity Transmission	99.9999	99.999999	99.99999	99.99999	99.99999%		99.9999

	UK Gas Transmission	100	100	100	100	100%		100

	UK Gas Distribution	99.999	99.999	99.999	99.999	99.999%		99.999

	Electricity transmission – US	99.969	99.960	99.958	99.957	99.942%		–

	Electricity distribution – US	99.997	99.977	99.980	99.980	99.969%		[1]

	1. Targets are set individually by each of our US jurisdictions.
Customer satisfaction		Performance				Measure		Target
		10/11	11/12	12/13	13/14	14/15		14/15

We measure customer satisfaction in the UK using RIIO related metrics agreed with Ofgem. In the US, we use J.D. Power and Associates customer satisfaction surveys.	UK Electricity Transmission	n/a	n/a	n/a	7.4	7.4	Score out of 10	6.9[1]

	UK Gas Transmission	n/a	n/a	n/a	7.2	7.6	Score out of 10	6.9[1]

	UK Gas Distribution	n/a	n/a	n/a	8.2	[2]	Score out of 10	8.3[1]

	US Gas distribution – Residential	2nd	3rd	3rd	2nd	4th	Quartile ranking	To improve

	US Gas distribution – Commercial	4th	3rd	4th	4th	4th	Quartile ranking	To improve

	US Electricity – Residential	3rd	3rd	3rd	2nd	3rd	Quartile ranking	To improve

	US Electricity – Commercial	2nd	2nd	3rd	2nd	2nd	Quartile ranking	To improve

	1. Figures represent our baseline targets set by Ofgem for reward or penalty under RIIO.

2. Under RIIO-GD1, our customer satisfaction results are now reported on an annual basis, rather than quarterly, which was how we reported them under our previous price control. We will publish the results on our website in the summer as part of our commitment to our stakeholders, and in our Annual Report and Accounts for 2015/16.

Employee engagement index	Employee engagement index %
A measure of how engaged our employees feel, based on the percentage of favourable responses to certain indicator questions repeated annually in our employee opinion survey.
Greenhouse gas emissions	Greenhouse gas emissions million tonnes carbon dioxide equivalent

Scope 1 and Scope 2 greenhouse gas emissions of the six primary Kyoto greenhouse gases (excluding electricity transmission and distribution line losses). Our target is to reduce our greenhouse gas emissions by 45% by 2020 and 80% by 2050, compared with our 1990 emissions of 19.6 million tonnes.

Workforce diversity	Workforce diversity %
Percentage of women and ethnic minorities in our workforce.

Commentary		Target

We aim to deliver reliability by: planning our capital investments to meet challenging demand and supply patterns; designing and building robust networks; risk-based maintenance and replacement programmes; and detailed and tested incident response plans. In the UK, our networks performed well. Despite tighter winter margins than previous years, we were able to operate the system without calling upon our additional reserve.

In the US, despite low temperatures and record levels of snowfall in parts of New England our network resilience held up well. We invested millions of dollars in both our electricity and gas infrastructure to improve resilience and help reduce the impact of service interruptions.

 See UK Principal operations: pages 27–31

       and US Principal operations: pages 32–35

We achieved our targets, which are set out in the table for our UK networks, and are set individually for each of our US jurisdictions.

Our customer satisfaction KPI comprises seven components: Ofgem’s UK electricity transmission, gas transmission and gas distribution customer satisfaction scores; and four J.D. Power and Associates customer satisfaction surveys in the US.

We have exceeded the two UK electricity and gas transmission targets; the outcome for the third UK KPI component will be published later this year (see note opposite).

In the US, we did not achieve our targets. Customers were concerned about higher-than-normal winter bills as a result of electricity commodity price increases and higher gas usage due to cold weather. In an effort to rebuild trust and customer satisfaction, we put in place a customer outreach and education programme that focused on energy saving solutions and bill management.

 See UK Principal operations: pages 27–31

       and US Principal operations: pages 32–35

Our targets for each business area are set out in the table. We achieved our UK transmission targets, but did not achieve our US targets.

We measure employee engagement through our employee opinion survey. The results of our 2015 survey, which was completed by 83% of our employees, have helped us identify specific areas where we are performing well and those areas we need to improve. Our engagement index has risen by four points to 75%, our highest engagement score since we started conducting Group-wide employee opinion surveys. Managers receive a scorecard that aims to

	create greater leadership accountability and we produce survey reports and action plans at Company, regional, business unit, function and team levels. See Our people: pages 24–25	We achieved our target of increasing engagement compared with the previous year.

Our Scope 1 and 2 greenhouse gas emissions (excluding electricity transmission and distribution line losses) for 2014/15 equate to 7.3 million tonnes carbon dioxide equivalent; a 63% reduction against our 1990 baseline. These emissions are equivalent to an intensity of around 478 tonnes per £million of revenue.

We measure and report our greenhouse gas emissions in accordance with the World Resources Institute and World Business Council on Sustainable Development

Greenhouse Gas Protocol: Corporate Accounting and Reporting Standard (Revised Edition) for all six Kyoto gases, using the operational approach for emissions accounting. Those Scope 1 and 2 emissions are independently assured against the international standard ISO 14064-3 Greenhouse Gas assurance protocol. A copy of this statement of assurance is available on our website.

Our target, described on the facing page, is in progress.

During 2014/15, the percentage of both women and ethnic minorities in our workforce increased slightly. For more details about the breakdown by gender at different levels of the organisation, as well as information relating to subsidiary directors, see page 25. During 2014/15 we were recognised as a Times Top 50 Employer for Women for 2015 and reached the Gold level in our benchmarking with both Race for

	Opportunity and Opportunity Now. In the UK and US, our Employee Resource Groups continue to support our business goals and inclusion and diversity initiatives. See Our people: pages 24–25	No specific target set. We aim to develop and operate a business that has an inclusive and diverse culture.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	19

Strategic Report
Financial review
We have delivered another year of strong financial performance in the UK and solid performance in the US with record investment levels.

Additional commentary on financial KPIs

Adjusted operating profit

Adjusted operating profit for the year ended 31 March 2015 was £3,863 million, up £199 million (5%) from last year. With the exception of our UK Gas Distribution business, we saw increases in operating profit in all of our business segments.

Adjusted operating profit by segment £m

For the year ended 31 March 2015, adjusted operating profit in the UK Electricity Transmission segment increased by £150 million. Net regulated income after pass-through costs was £230 million higher, principally reflecting increases in allowed transmission owner revenues this year and a £43 million benefit relating to legal settlements. This was partially offset by under-recoveries of allowed revenue in the year of £89 million compared with under-recoveries of £60 million in the prior year. Regulated controllable costs were £14 million higher due to inflation, organisational change costs and additional tower maintenance costs. Depreciation and amortisation was £33 million higher reflecting the continued capital investment programme, and other costs were £4 million higher than prior year.

UK Gas Transmission adjusted operating profit increased by £20 million to £437 million. Net regulated income after pass-through costs was £42 million higher due to earned gas permit and constraint management incentives. In addition, under-recoveries of allowed revenue in the year of £18 million were £3 million favourable to last year’s under-recoveries of £21 million. Partially offsetting the revenue gains, regulated controllable costs were £8 million higher, including additional system operator costs relating to EU work. Other operating costs were also £17 million higher, including decommissioning costs of the Avonmouth LNG plant.

UK Gas Distribution adjusted operating profit decreased to £826 million from £904 million in 2013/14. Net regulated income after pass-through costs was £11 million lower, reflecting changes in allowed revenues for repex expenditure. Timing differences reduced net revenues by a further £16 million, with £13 million over-recoveries in 2014/15 compared with a £29 million over-recovery in the prior year. Regulated controllable costs were £22 million higher primarily due to inflation and organisational change costs. Depreciation and amortisation was £15 million higher reflecting the continued capital investment programme, and other costs were £14 million higher than prior year, including provision for additional asset protection costs.

Within our US Regulated businesses, adjusted operating profit increased by £39 million to £1,164 million. The stronger dollar increased operating profit in the year by £30 million. Excluding the impact of foreign exchange, net regulated income increased by £81 million, reflecting increased revenue allowances under the Niagara Mohawk three year rate plan and other regulated revenue increases, partially offset by the impact of the end of LIPA management services agreement (MSA) in December 2013. In addition, over-recoveries of allowed revenues in the year of £30 million were £20 million favourable to last year’s over-recoveries of £10 million. Regulated controllable costs increased by £17 million excluding the impact of foreign exchange, as a result of increased gas leak and compliance work and additional costs incurred to improve data quality to bring regulatory filings up to date. This was partly offset by the removal of costs associated with the LIPA MSA activities. Following last year’s exceptionally cold winter, bad debt costs were £62 million higher excluding the impact of foreign exchange. There were no major storms affecting our operations in the years ended 31 March 2014 and 2015.

Adjusted operating profit in Other activities was £68 million higher at £199 million. Operating profit in the French interconnector was £18 million higher as a result of strong auction revenues this year. In the US, corporate and other activities losses were £63 million lower, mainly as a result of the completion of the enterprise resource planning system stabilisation in the first half of the year.

Adjusted earnings

For the year ended 31 March 2015, adjusted net finance costs were £75 million lower than 2013/14 at £1,033 million, mainly as a result of lower average gross debt through the year, lower RPI rates in the UK and refinancing debt at lower rates.

The adjusted tax charge was £114 million higher than 2013/14. This was mainly due to higher profits before tax and the non-recurrence of one-off items that benefited the prior year. As a result of this, the effective tax rate for 2014/15 was 24.2% (2013/14: 22.5%).

The earnings performance described above has translated into adjusted earnings of £2,189 million, up £174 million on last year. This equates to adjusted earnings per share (EPS) of 58.1 pence, up 4.6 pence (9%) on 2013/14.

Scrip restatement

In accordance with IAS 33, all EPS and adjusted EPS amounts for comparative periods have been restated as a result of shares issued via scrip dividends.

Measurement of financial performance

We describe and explain our results principally on an adjusted basis and explain the rationale for this on page 186. We present results on an adjusted basis before exceptional items, remeasurements and stranded cost recoveries. See page 186 for further details and reconciliations from the adjusted profit measures to IFRS, under which we report our financial results and position.

This section provides additional commentary on our KPIs and other performance metrics we use to monitor our business performance. Analysis of our financial performance and position as at 31 March 2015, including detailed commentary on the performance of our operating segments, is located in the financial statements. However, this analysis still forms part of our Strategic Report financial review. See page 77 for further information. See pages 187 to 189 for commentary on our financial performance and position for the year ended 31 March 2014 compared with 31 March 2013. We have also included analysis of our UK regulated financial performance by segment on page 100.

A reconciliation between reported operating profit and adjusted operating profit is provided below. Further commentary on movements in the income statement is provided on page 87.

US rate base has increased by £1.8 billion this year. Of this, £1.2 billion was due to foreign exchange movements increasing the rate base reported in sterling. Excluding foreign exchange, rate base increased by £0.6 billion, reflecting a record year of US investment.

Value added

Our dividend is an important part of returns to shareholders along with growth in the value of the asset base attributable to equity investors. These are reflected in the value added metric that underpins our approach to sustainable decision-making and long-term incentive arrangements.

Overall value added in the year was £1.7 billion or 44.7 pence per share as set out below:

	Year ended 31 March
£m	2015	2014	2013

Total operating profit Exceptional items Remeasurements – commodity contracts Stranded cost recoveries	3,780 – 83 –	3,735 (55) (16) –	3,749 84 (180) (14)

Adjusted operating profit	3,863	3,664	3,639
Adjusted net finance costs	(1,033)	(1,108)	(1,124)
Share of post-tax results of
joint ventures	46	28	18
Adjusted taxation	(695)	(581)	(619)
Attributable to non-
controlling interests	8	12	(1)

Adjusted earnings	2,189	2,015	1,913

Adjusted EPS (pence)	58.1	53.5	50.9		Year ended 31 March

				£bn at constant currency	2015	2014	Change

				UK regulated assets[1]	25.5	25.2	+0.3

Group return on equity (RoE)				US regulated assets[1]	13.5	12.6	+0.9

We measure our performance in generating value for our shareholders by dividing our annual return by our equity base.

Group RoE has increased during the year to 11.8%, from 11.4% in 2013/14. During the year, the UK regulated businesses delivered good returns of 13.7% in aggregate in the second year of their new price controls (2013/14: 12.7%), including the assumed 3% long-run average RPI inflation. US returns (on a higher average equity ratio than the UK) of 8.4% were down on last year, reflecting the additional costs incurred on gas mains repair and emergency leak response and the increased level of rate base growth since 2013. Overall, other activities in the Group delivered a good performance, including an improved result from the French interconnector and lower US corporate costs following the completion of the enterprise resource planning system stabilisation during the year. Treasury performance also helped the result, partly assisted by lower RPI accretions on the Group’s index-linked debt. Together, these helped to offset the headwind from lower cost of debt allowances under the tracker within the new UK price controls.

Regulated asset growth

In total our UK regulated asset value (RAV) and US rate base increased by £2.3 billion (7%) to £37.0 billion. This reflects the continued high levels of investment in our networks in both the UK and US, together with the impact of the stronger US dollar. The rate of growth at constant currency was 3%.

The UK RAV increased by £0.5 billion, reflecting significant capital expenditure, together with inflation, although at 0.9% RPI, this has had a smaller impact than in recent years. UK RAV growth also included capitalised efficiencies or ‘performance RAV’ of £111 million this year.

				Other invested capital	1.6	1.7	-0.1

				Total assets	40.6	39.5	+1.1
				Dividend paid			+1.3
				Share buyback			+0.3
				Movement in goodwill			–
				Net debt	(23.9)	(22.9)	-1.0

				Value added			+1.7

				Value added per share			44.7p

				1. Includes assets held outside RAV and rate base.

Value added in the year was lower than 2013/14 (£2.1 billion or 57.2 pence per share), primarily led by the impact of lower RPI on UK regulated asset growth. RPI inflation for March 2015 was 0.9% compared with 2.5% in March 2014 and National Grid’s long-run assumption of 3.0%. Of the £1.7 billion value added in 2014/15, £1,271 million was paid to shareholders as cash dividends and £335 million (excluding £3 million of transaction costs) as share repurchases (offsetting the scrip issuance during the year), with £79 million retained in the business.

The Board is confident that growth in assets, earnings and cash flows, supported by improving cash efficiency and an exposure to attractive regulatory markets, should help the Group to maintain strong, stable credit ratings and a consistent prudent level of gearing, while delivering attractive returns for shareholders.

Other performance measures

UK regulated return on equity

The UK RoE has increased 100bps to 13.7%, reflecting particularly strong incentive performance in the Gas Transmission business and further outperformance against our totex targets in Electricity Transmission, achieved through efficiencies within the capital investment programme. This performance represents 360bps outperformance over allowed returns. Our UK RoE does not include the impact of legal settlement benefits of £56 million. If these were included UK RoE would increase by 60bps to 14.3%.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	21

Strategic Report
Financial review continued

UK return on equity %

US regulated return on equity

The US RoE has decreased 60bps to 8.4%, reflecting the additional costs incurred this year as a result of the severe winter weather and the additional gas mains leak investigation and repair work required, together with rate base growth.

US return on equity[1] %

1.  Calculated on a calendar year basis.

Cash generated from operations

Cash generated from operations was £5,350 million (2013/14: £4,419 million). Changes in working capital improved by £360 million over the prior year, principally in the US (£441 million) due to the collection of high winter 2014 billings and other settlements including Superstorm Sandy reinsurance claims and LIPA receipts. Cash outflows relating to exceptional items were £133 million lower, as the prior year included reorganisation costs in the UK and LIPA MSA transition costs in the US.

Net debt and credit metrics

Our net debt levels will continue to grow for the next few years as we fund our capital investment programmes and enhance our networks. We continue to borrow at attractive rates when needed and the level of net debt remains appropriate for our business.

During 2014/15, net debt has increased by £2.7 billion. This is predominantly due to movements in foreign exchange rates as the US dollar strengthened against sterling. Gross borrowings are relatively consistent year on year, reflecting the current year net refinancing of maturities and bond repurchases, while cash and investment levels have been actively managed down.

With the commencement of the RIIO price controls in 2013 and the slow down in our planned near-term UK capital investment programme as the industry assesses the impact of Electricity Market Reform, we reviewed and restructured the Group debt portfolio. The review resulted in a £924 million bond repurchase programme, of which £295 million was achieved through a cash tender offer for five bonds. The net repurchase cost of £131 million has been presented as exceptional finance costs in the income statement, as noted on page 104.

A key measure we use to monitor financial discipline is retained cash flow divided by adjusted net debt (RCF/net debt). This is a measure of the operating cash flows we generate, before capital investment but after dividends paid to shareholders, compared with the level of debt we hold. The principal adjustment made to net debt is to include pension deficits. RCF/net debt was 11.2% for the year (2013/14: 10.5%; 2012/13: 11.4%). For the current year we have used this measure to actively manage scrip uptake through buying back shares when supported by sufficient headroom. Deducting the cost of buying back these shares reduces RCF/net debt to 9.9% for the year.

Our long-term target range for RCF/net debt is to exceed 9.0%, which is consistent with the A3 rating threshold used by Moody’s, the rating agency.

We additionally monitor interest cover, which is a measure of the cash flows we generate compared with the net interest cost of servicing our borrowings. Interest cover for the year was 5.1 times (2013/14: 4.1 times; 2012/13: 3.9 times). Our target long-term rate for interest cover is in excess of 3 times.

Return on capital employed

RoCE provides a performance comparison between our regulated UK and US businesses and is one of the measures that we use to monitor our portfolio of businesses. The table below shows our RoCE for our businesses over the last five years:

Return on capital employed %

The UK RoCE has increased from 8.0% to 8.6% in 2014/15. This reflects the strong incentive performance in Gas Transmission and further totex outperformance in Electricity Transmission, together with one-off benefits of legal settlements in the year.

US RoCE has decreased by 40bps in the year to 6.0%, as a result of the additional maintenance to improve reliability and safety and bring regulatory filings up to date, together with rate base growth driven by capital expenditure spend.

Capital expenditure

For the year ended 31 March 2015, capital expenditure of £3,470 million was at a similar level to last year, with reductions in spend in UK Electricity Transmission being offset by increases in capital spend in our US Regulated businesses.

The reduction in spend in UK Electricity Transmission reflected delays in the manufacture of cable for the Western HVDC link and a reduced level of overhead line work, with a number of projects having completed over the last two years. In addition we continue to look for innovative ways to reduce total expenditure (totex) under our RIIO regulatory arrangements while still delivering agreed outputs.

Within our US Regulated businesses, capital expenditure was higher year on year reflecting higher levels of mains replacement work, gas system reinforcement and growth spend, electricity capacity spend and progress on the New England East-West Solution (NEEWS) electricity transmission project.

Capital expenditure £m

Dividend growth

We remain committed to our dividend policy to grow the dividend at least in line with the rate of average RPI inflation each year for the foreseeable future.

During the year we generated £2.1 billion of business net cash flow after our capital expenditure programmes. This has enabled the growth of the dividend in line with average RPI, being 2.0% (2013/14: 2.9%; 2012/13: 4.0%), taking into account the recommended final dividend of 28.16 pence.

During the year, the Company has repurchased shares in the market with the overall goal being to reduce the dilutive effect of the scrip as much as possible to the extent that is consistent with maintaining the Group’s strong financial position as reflected in its credit rating.

Regulatory financial performance

Timing and regulated revenue adjustments

As described on pages 166 to 172, our allowed revenues are set in accordance with our regulatory price controls or rate plans. We calculate the tariffs we charge our customers based on the estimated volume of energy we expect will be delivered during the coming period. The actual volumes delivered will differ from this estimate. Therefore, our total actual revenue will be different from our total allowed revenue. These differences are commonly referred to as timing differences.

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

Our operating profit for the year includes a total estimated in-year under-collection of £64 million (2013/14: £42 million under-collection). Our closing balance at 31 March 2015 was £27 million under-recovered.

In the UK, there was a cumulative under-recovery of £177 million at 31 March 2015 (2014: under-recovery of £83 million). All other things being equal, the balance will start to be recovered from customers in the year ending 31 March 2016.

In the US, cumulative timing over-recoveries at 31 March 2015 were £150 million (2014: £117 million over-recovery). The majority of that balance will be returned to customers next year.

In addition to the timing adjustments described above, as part of the RIIO price controls in the UK, outperformance against allowances as a result of the totex incentive mechanism, together with changes in output-related allowances included in the original price control, will almost always be adjusted in future revenue recoveries, typically starting in two years’ time.

Our current IFRS revenues and earnings include these amounts that will need to be repaid or recovered in future periods. Such adjustments will form an important part of the continuing difference between reported IFRS results and underlying economic performance based on our regulatory obligations.

For our UK regulated businesses as a whole, regulated revenue adjustments totalled £174 million in the year (2013/14: £106 million). This is based on our estimates of: work carried out in line with allowances; in expectation of future allowances; or work avoided altogether – either as a result of us finding innovative solutions or of the need being permanently removed.

In the US, accumulated regulatory entitlements to future revenue net of over- or under-recoveries amounted to £1,528 million at 31 March 2015 (2014: £1,024 million). These entitlements cover a range of different areas, with the most significant being environmental remediation and pension assets, as well as deferred storm costs.

All regulatory entitlements are recoverable (or repayable) over different periods, which are agreed with the regulators to match the expected payment profile for the liabilities. As at 31 March 2015, these extend until 2071.

Major storms

Despite the very cold winter across much of the US including record snowfall in parts of New England, there were no major storms in 2014/15 or 2013/14.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	23

Strategic Report
Our people
If we are to achieve our strategic objectives, we need to make sure our employees have the right skills and capabilities.

Safeguarding the future

There is a significant skills challenge facing the engineering profession in the UK. Research by EngineeringUK has highlighted a need for 1.8 million engineers, technicians and crafts people over the period 2012–2022. Around 60% of all new jobs in this period will need science, technology, engineering and maths (STEM) qualifications, yet not enough school children succeed in these areas.

There is a similar challenge in the US where the number of scientists and engineers needed to meet growth and net replacement needs between 2012 and 2022 is 2.3 million, including 1.2 million in the computer occupations and more than 540,000 engineers.

We are helping schools, parents and children see engineering as a modern, dynamic, desirable career with a great future. Our employees act as education ambassadors who volunteer their time for a range of activities in the classroom and at science and engineering fairs, most notably on STEM enrichment, careers education and work experience programmes.

Our careers education programmes in the UK include Careers Lab, an initiative we developed that was taken up by the charity Business in the Community in November 2014. It links working professionals from a range of sectors with schools to bring the world of work to life for secondary school children. A further initiative is the ‘Engineer Your Future’ exhibition at London’s Science Museum, which opened in December 2014 and explores engineering challenges through interactive games and digital experiences.

During 2014/15, we have expanded our residential work experience programme (balanced 50/50 between girls and boys) to include a non-residential programme for students aged 16–19 who are in sixth form or college and do not have an existing relationship with an employer.

This year, we invested nearly £900,000 in our education outreach, bringing benefits to 70 schools and more than 9,000 students who receive at least one hour of STEM/careers experience with our education ambassadors. We expect this to grow considerably in the UK through Careers Lab.

In the US, we continue to partner with seven local community colleges to deliver energy utility technology training programmes, designed to equip people for jobs in the energy industry. These programmes currently focus on future line workers. We plan to expand them to include technical skills for the gas industry.

We are continuing our partnership with the Center for Energy Workforce Development on its ‘energy industry fundamentals’, and we work with veterans through the US Troops to Energy Jobs programme. This is designed to help veterans make the transition from military service to the energy/utility industry.

We completed the fifth year of our Engineering Pipeline Program. This is a developmental programme designed to inspire promising students to become engineers and provide them an opportunity for fast tracked employment with National Grid.

We are working with the State University of New York and its network of colleges and universities. The aim is to prepare students for careers in the energy and utilities industry by improving the educational opportunities available to them. We expect this partnership to increase the volume of qualified entry-level candidates looking to join National Grid.

Our US work experience opportunities include six to eight week summer internships for college students, so they can gain work experience with National Grid. A number of these interns start their journey into the energy industry through our Engineering Our Future programme and go on to join our Company.

In the UK, we offer summer internships and also 12 month industrial placements to undergraduates in their penultimate year. These programmes offer students the opportunity to experience the culture, working and ethical practices of National Grid before they make the all-important decision to join the organisation as graduates.

Building skills and expertise

During 2014/15, we have worked on boosting the capabilities of our employees in the areas of Performance Excellence (see page 27), stakeholder engagement, customer focus and contract management. We see these capabilities as being crucial in helping us improve our performance and meet regulatory and customer expectations.

More than 900 employees have attended our Performance Excellence programmes; more than 650 employees have attended our stakeholder engagement and customer focus programmes; and around 250 employees have attended our contract management programmes.

Our executive team and senior leaders in the UK and US are participating in a programme to develop performance leadership skills. To prepare for our future engineering skills needs, we have built a T-pylon development facility at our Eakring learning centre in the UK.

We remain committed to investing in our people, providing the training and other support necessary for them to build, maintain and operate our networks safely and reliably, and this year we provided more than one million learner hours of training across our UK and US businesses.

Promoting an inclusive and diverse workforce

We aim to develop and operate our business with an inclusive and diverse culture, with equal opportunity to all in recruitment, career development, training and reward. This applies to all employees regardless of race, gender identity, nationality, age, disability, sexual orientation, religion and background. Our policies support the attraction and retention of the best people, improve effectiveness, deliver superior performance and enhance our success.

In the UK we were recognised as a Times Top 50 Employer for Women for 2015 and reached the Gold level in our benchmarking with both Race for Opportunity and Opportunity Now during 2014. Both these campaigns also recognised us as a Top 10 private sector employer. Our Employee Resource Groups (ERGs) continue to support our business goals and participate in events that encourage students to consider careers needing STEM qualifications.

In the US, our ERGs support our business goals and ambitions. They are at the forefront of our inclusion and diversity initiatives – including our commitment to hire veterans and people with disabilities, as well as our efforts to promote understanding of unconscious bias.

The table below shows the breakdown by gender at different levels of the organisation. We have included information relating to subsidiary directors, as this is required by the Companies Act 2006 (Strategic Report and Directors’ Reports) Regulations 2013. We define ‘senior management’ as those managers who are at the same level, or one level below our Executive Committee. It also includes those who are directors of subsidiaries, or who have responsibility for planning, directing or controlling the activities of the Company, or a strategically significant part of the Company, and are employees of the Company.

Health and wellbeing

Among our programmes for 2014/15 we have worked to address the stigma and discrimination associated with mental health. We signed the UK Government-led ‘Time to Change’ pledge and have trained a further 92 employees in mental health first aid. We have also helped more than 4,000 of our employees and our service providers’ staff understand their ‘heart age’ and run a weight-loss campaign that raised more than £4,000 for Macmillan Cancer Support.

In the US we have refreshed our soft tissue injury programme, aimed at helping reduce muscular skeletal disorders. Our employee opinion survey results continue to show that employees have a growing awareness of our wellbeing programmes.

Volunteering

Our employees continue to support our local communities, sharing their time and expertise on a range of skills-based volunteering and fundraising activities.

In the UK we raised over £500,000 for good causes and provided over 9,000 hours of support to community projects. Our support of City Year now includes a new mentoring programme in Birmingham and we launched ‘Good Leaders’, a programme that shares our leadership expertise with the charity sector. In the US, our Power to Serve employee volunteering programme supports our stewardship and safety principles. It seeks to acknowledge existing community service, as well as to create new volunteer opportunities for employees.

Human rights

Respect for human rights is incorporated into our employment practices and our values. See page 185 for more information.

	Financial year ended 31 March 2015
	Male	Female	Total	Male %	Female %
Our Board	8	3	11	72.7	27.3
Senior management	183	58	241	75.9	24.1
Whole Company*	18,554	5,720	24,274	76.4	23.6
* This measure is also one of our Company KPIs. See pages 18 and 19 for more information.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	25

Inspiring future engineers
Connecting to life:
Engineer Your Future
We are part of a business consortium supporting ‘Engineer Your Future’ at the UK’s Science Museum in London. The exhibition will run until the end of 2017 and is designed to inspire and engage young people about the exciting world of engineering. This complements the work we are doing with young people and organisations like VEX Robotics, shown above.
The exhibition features a series of interactive hands-on exhibits, including FutureVille, a vibrant futuristic cityscape controlled by the visitor’s smartphone. The Science Museum is using ‘Engineer Your Future’ to pledge support to the UK Government’s Your Life campaign, which aims to boost the number of young people in the UK studying physics and mathematics. nationalgridconnecting.com/inspiring-for-the-future sciencemuseum.org.uk/engineeryourfuture

Principal operations
Overview of our UK operational businesses during 2014/15

Our UK regulated businesses delivered a strong financial performance in the second year of RIIO. We aim to create value for our stakeholders by focusing on performance and making sure our processes are as efficient as they can be (see ‘Performance Excellence’ below). Savings generated in the first two years of RIIO will reduce future customer bills by around £200 million.

We have also established a new organisational structure to give stakeholders a clearer picture of how our activities are organised and delivered.

We have responded to concerns about the cost of energy and the security of the UK’s energy supply. In evidence to parliamentary inquiries we have explained our role, the services we provide and what those services cost. We have also been working with stakeholders in Europe to plan for the future impact of European Union energy policy on our business.

Our non-regulated businesses have been focused on getting the best value from our existing portfolio and exploring opportunities for future growth. For further information see page 36. We have also signed two new interconnector agreements: with Elia, the Belgian Transmission System Operator, for an electricity interconnector between the UK and Belgium; and with Statnett, the Norwegian Transmission System Operator, for NSN Link, the first interconnector between the UK and Norway. These agreements signal the start of the construction phases of these projects.

Principal risks

As described in the Internal controls and risk management section (pages 38 to 41), we identify, monitor and manage risks at various levels within our Company. The key risks our UK business faces are organised into a UK regional risk profile which is regularly reviewed by UK senior leadership. The main risk themes currently featured in this profile are:

●  the risk of changes to the complex political and regulatory agenda for UK and European energy policy development and their potential implications for our business;

●  challenges associated with making sure the data required to deliver business processes and regulatory requirements is complete, accurate and consistent;

●  the impact of changes in our business structure and processes on our ability to continue to perform under RIIO; and

●  continued management of safety, security and network resilience.

System Operator (SO) progress

Our SO role is described on pages 08 and 11.

The UK faces tightening capacity margins between supply and demand for the next three years. Helping the market to make the right decisions to maintain security of supply has been an important theme in our role as SO during 2014/15.

Following a number of generation plant outages over the winter, the two new balancing services developed to provide additional reserves were tendered as a precaution. Although these additional reserves were not used this year, they have also been tendered to procure additional capacity for winter 2015/16 when margins are predicted to tighten further.

We have continued to work with stakeholders to develop and implement EMR. We completed pre-qualification and auctions for the Capacity Market and the Contract for Difference (CfD) feed-in tariff regime. The capacity market auction this year procured additional capacity ready for the first year of delivery in 2018/19. Contracts were signed with 25 applicants following the first auction for CfD.

We have led the development of changes to the gas transmission regulatory framework that will help customers plan their long-term projects through an improved way of reserving capacity. We have also developed a new framework that adds current system operation knowledge to long-term predictions about the future energy landscape. This helps us plan for the right services and products to operate the system in the future.

Priorities for the year ahead

Our role as SO is set to evolve during 2015/16, following the conclusion of Ofgem’s Integrated Transmission Planning and Regulation project. As part of this, the SO is expected to undertake a number of new advisory roles. We have a long track record in successfully managing potential conflicts of interest from our SO role and will work closely with Ofgem to make sure this continues.

We will also be engaging further with the industry, aiming to increase opportunities for demand-side participation within the GB market.

Performance Excellence

Performance Excellence is an approach that will help us to achieve our Company objectives by looking for improvements to all of our processes. It aims to save time and make us more efficient so we can deliver better value for our customers and stakeholders – from new ideas that improve processes, to introducing equipment that does things more effectively. For example, in our UK Gas Distribution business, regional Performance Excellence teams are working with our operational teams to identify their common challenges and find the right solutions. As a result we have introduced a new helpdesk service for our Gas Distribution field force. This new service means technology problems are resolved more quickly, helping them to be more productive and better meet customer needs. See page 35 to read more about Performance Excellence in the US.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	27

Strategic Report
Principal operations continued
UK Electricity Transmission

What we do

We own the electricity transmission system in England and Wales. Our networks comprise approximately 7,200 kilometres (4,470 miles) of overhead line, 1,500 kilometres (932 miles) of underground cable and 336 substations.

Market context

Although demand for electricity is generally increasing around the world, in the UK it is expected to remain broadly flat over the next five to 10 years.

Changes in the sources and characteristics of generation connecting to our network, such as wind and nuclear generation, mean we need to respond by developing the way we balance and operate our network to accommodate these sources.

Over the last two years, some generators have delayed their connection dates to the network and this means our future investment profile for electricity transmission is flatter than in previous years. However, we are ready to respond to connection dates when we need to. We will continue to renew our network to deliver the network reliability our customers require as efficiently as possible.

What we’ve achieved during 2014/15

The full tunnel network on our London Power Tunnels project has been completed, and the remaining works programme is forecast to complete ahead of schedule and under budget. We have also completed the development of a £164 million asset replacement and customer connection project for Wimbledon.

We made progress on substation and cable construction work for several new Network Rail connections, as well as Crossrail connections in London. These connections are required to support the national railway electrification programme from 2015 to 2017.

We achieved a significant engineering milestone, installing the first ever series compensation device on the UK network. This device, which adds capacity to a transmission circuit, can increase power flows from Scotland. With both National Grid and Scottish Power series compensation in service, the Scotland-England boundary capacity is expected to increase by 1 GW.

We have continued to develop the innovative T-pylon and are considering where it could be offered alongside other connection options when developing new transmission circuits. The first T-pylon has been installed at our Eakring training facility.

Our Visual Impact Provision (VIP) project gathered pace. Our policy to make use of the £500 million allowance under RIIO to mitigate the visual impact of our overhead lines in National Parks and Areas of Outstanding Natural Beauty was agreed with Ofgem. A stakeholder advisory group, including representatives of organisations with a national focus on our natural heritage, is helping us choose which transmission lines should be prioritised and how the fund should be allocated.

We agreed an RPI-linked bank loan facility of £1.5 billion with the European Investment Bank (EIB). This is the largest ever single loan by the EIB and is now available to fund capital investment in National Grid Electricity Transmission plc.

We also deployed new tools and systems to our field workforce, winning the Mobile Innovation category at the SAP UK Quality Awards.

Priorities for the year ahead

Safety: Make sure our suppliers and employees manage their safety performance when working near our transmission assets. This includes seeking evidence that they are using effective safety management systems.

Maintenance: Establish a programme to change the way we plan and deliver all work on our assets by balancing risk, performance and delivery costs.

Hinkley Point C connection: Continue to progress the regulatory submissions needed for the Hinkley Point C connection project to secure the funding for delivery.

Visual Impact Provision: Through our VIP project we will identify the final locations where the visual impact of our networks will be reduced.

Data and technology: Continue to improve how we define and capture the network data that helps us make better decisions on our assets and respond more quickly to customer demand for new connections.

28

UK Gas Transmission

In focus:	What we do

the remainder coming from Norway, continental Europe, or further afield via shipped imports of LNG.

Overall, supply capacity now exceeds peak demand by more than 25%, giving our customers significant flexibility over which sources of gas they choose to meet demand. Newer sources of supply, such as LNG importation terminals and storage sites, can respond to demand more quickly than traditional UKCS supplies. Our network therefore needs to be able to respond to changing day-to-day supply and demand patterns.

We also need to prepare for an uncertain energy landscape in the long term. UK reliance on imported gas supplies will vary depending on the level of gas supply from the UKCS and the development of indigenous gas sources.

We are working closely with our customers and stakeholders to meet these operational challenges. We are focused on continuing to develop our network and services to meet their needs safely, reliably and efficiently.

40 times The gas national transmission system operates at pressures up to 94barg – around 40 times the pressure of an everyday car tyre.	We own and operate the gas national transmission system in Great Britain, with day-to-day responsibility for balancing supply and demand. Our network comprises approximately 7,660 kilometres (4,760 miles) of high pressure pipe and 24 compressor stations. In 2014/15 the gas throughput across the system was over 80 billion cubic metres.

Market context

The UK’s gas market and sources of gas are changing. Domestic demand has fallen over the last five years and a significant increase is not expected in future years. The UK continental shelf (UKCS) now makes up less than half our total gas supply, with

What we’ve achieved in 2014/15

We delivered a strong safety performance, particularly in our operations business where we have achieved 24 months (from April 2013) without a single lost time injury suffered by our employees or contractors.

We reached record levels of compressor availability in our network. Operational availability was at 100% several times during the winter, with an average of 96%. This is

To meet the stricter environmental limits imposed by the Industrial Emissions Directive (IED), our larger gas turbines will need modifying or replacing. We have sought feedback from our stakeholders on the impact of the IED, adapting our proposed solutions in response. This has helped us develop investment options to make sure the network can meet the future needs of our customers and operate as efficiently as possible.

a rise of 7% on the average for winter 2013/14. It follows targeted investment in our fleet of compressors and improvements to our planning process, maintenance and repair methods.

We received £5.7 million from Ofgem following a successful bid in the Network Innovation Competition for designing and building a robotic device that can inspect below-ground pipework at high pressure installations. The device will help us to better assess asset condition, so we can focus expenditure where it is needed, benefiting gas consumers.

Priorities for the year ahead

Safety: Sustain and improve our safety performance by implementing a new safety culture improvement programme across UK Gas Transmission.

Reliability: Build on improvements we have made this year in compressor availability, extending this across other critical assets in our network to further improve the service we deliver to our customers.

Efficiency: Continue improving end-to-end processes and deliver greater value for customers by being more efficient. Where we create additional capacity, we will look to insource some maintenance work and increase specialist pipeline services for customers.

Innovation: Use the innovation opportunities available through the Network Innovation Competition and Network Innovation Allowance funding. This will help us to create value for customers and the industry, and to achieve our RIIO-T1 commitments.

Emissions compliance projects: Continue work on existing emissions compliance projects and secure funding for continued works over the remainder of the RIIO-T1 period and beyond.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	29

    Strategic Report

  Principal operations continued

  UK Gas Distribution

In focus:	What we do

Ofgem is able to make comparisons across all eight networks. It establishes outputs they are expected to deliver so that we all maintain a safe and reliable network; make a positive contribution to sustainability and protect the environment; provide connections to supply new consumers and support new gas entry points into the network; meet their social obligations; and provide an agreed standard of service to consumers and other stakeholders.

We collaborate with the industry on issues that are common to all networks and customers, such as innovation, safety and the future of networks to deliver outcomes that customers value.

Gas remains an important part of the current and future energy mix and we are working with our customers and stakeholders to develop our networks to accommodate gas from new sources, such as bio-methane.

Gas consumption in our networks was 260 TWh in 2014/15.	We own and operate four gas distribution networks comprising approximately 131,000 kilometres (82,000 miles) of pipeline. We transport gas from the national transmission system to around
We manage the National Gas Emergency number (0800 111 999) on behalf of all gas distribution networks.	10.9 million consumers on behalf of 37 shippers. Market context We manage our networks to keep our customers safe and warm. We are incentivised through RIIO
We handled nearly 2.4 million calls during 2014/15 across the emergency number, enquiry lines, appliance repair helpline and meter enquiry service.	to operate efficiently and deliver services that our customers and stakeholders value.

What we’ve achieved during 2014/15 We believe we are making progress towards our ambition to be the best gas distribution business in Britain by 2017. We understand where we need to

However, against a backdrop of increased customer complaints across the industry, our volumes have also increased. To help improve this, a particular focus this year has been on simplifying the process focus to deliver our RIIO outputs and deliver better customer service.

We are investing in our networks to make sure we meet customer and stakeholder needs. This includes replacing approximately 1,450 kilometres of old metal pipelines with more durable materials as part of our mains replacement programme developed with the HSE and Ofgem. In London, we have replaced around 300 kilometres of iron mains, including projects in Battersea and around the City.

We have also completed ten commercial bio-methane connections, more than any other UK gas distribution network, including the first 100% food waste plant and the first commercial sewerage connection with Severn Trent Water.

Overall, we have delivered successfully against our targets to deliver world-class levels of safety performance across our combined field workers and contractor workforce. In terms of cable strikes and injuries to members of the public, although we have missed our targets, we have increased our efforts to make improvements. We have also used innovative technology that has helped reduce excavation volumes, so we can minimise disruption. We have also been helping stakeholders such as landowners and the construction industry understand how we protect pipelines and how they can operate safely around them.

During 2014/15, we were recognised by Ofgem as the best performing gas distribution network in understanding our customer and stakeholder needs for the previous year. Our focus in this area has seen over 1,200 fuel poor customers benefiting from an alternative, more affordable method of heating their homes since we have connected them to our gas networks.

for customers who want to connect to our networks by improving our website experience and providing them with a single point of contact.

We have invested in new mobile technology for our field workforce to increase productivity and provide our supervisors with real-time information. This has also helped improve employee engagement scores and the desire to drive better outcomes for our customers; our field workforce now compares favourably with industry benchmarks.

Priorities for the year ahead

Improve our safety performance by further reducing cable strikes, injuries to members of the public and preventing third-party encroachment. This will continue to be an important area of focus.

Continue to use innovative technology to deliver better services that reduce the impact on customers’ bills and minimise disruption caused by our work.

Improve our customers’ experience of planned replacement work projects by working with our partners to improve our processes, data capture and how we communicate and engage with our customers.

Continue to work with government and industry on setting out the vision for the future role of gas in the UK’s energy mix and policies that support this role, while considering how domestic smart meters can create value for customers.

Motivate and equip our workforce with the tools and knowledge they need to deliver the services and outcomes our customers value, while increasing productivity.

Capital investment in the pipeline
Connecting to life:
London gas mains replacement
We are investing nearly £1 billion over an eight year period to 2021 in London’s gas distribution network. In particular, we’re replacing and upgrading more than 2,500 kilometres of gas mains. The work will provide vital infrastructure, supporting London’s economic growth by continuing to provide a safe and reliable gas supply.
We own and maintain more than 20,000 kilometres of gas distribution pipeline under London’s streets. Our use of innovative technologies, like Core&Vac keyhole technology, helps us to keep disruption to a minimum, allowing the City to go about its daily business while we improve the network for the future. nationalgrid.com/LondonGasMainsReplacement
NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15
Strategic Report

A network fit for the future
Connecting to life:
Improved reliability for Aquidneck Island
The electrical system that serves Aquidneck Island, part of the State of Rhode Island, is antiquated and currently stretched to its limits. The forecasted future demand peaks at 167 MW, which is 20 MW more than the current system can deliver. Our customers, like Judy Crosby of Island Books, rely on power for their livelihood. The $93 million Aquidneck Island Reliability Project will bring more reliable power to the nearly 32,000 homes and businesses in Portsmouth, Middletown and Newport.
The project includes two state-of-the-art substations, reconfiguration of two transmission lines, local distribution work, and retirement of five substations on the island. onislandngrid.com

Principal operations continued
US Regulated

What we do and where we do it

We jointly own and operate transmission facilities across upstate New York, Massachusetts, New Hampshire, Rhode Island and Vermont. We own and operate electricity distribution networks in upstate New York, Massachusetts and Rhode Island.

We own and operate gas distribution networks across the northeastern US located in upstate New York, New York City, Long Island, Massachusetts and Rhode Island.
In focus:
3.5m	16bn	3.6m	30 TWh
electricity consumers in New England and upstate New York.	standard cubic metres of gas that we forecast, plan for and procure annually.	consumers receive services from our gas distribution networks, including 26,882 new gas heating customers in 2014/15.	of electricity we forecast, plan for and procure annually across three states.
169km	14,355km	15 year PSA
(105 miles) of underground cable, 520 transmission substations and 644 distribution substations we operate in New England and upstate New York.	(8,920 miles) of electricity transmission system are owned and operated by National Grid.

We own and operate 50 fossil fuel-powered units on Long Island that together provide approximately 3,800 MW of power under contract to LIPA. Our Power Supply Agreement (PSA) with LIPA is for 3,634 MW of capacity, comprising eight dual fuel (gas/oil-fired) steam units at three sites, 11 dual fuel combustion turbine units, and 27 oil-fired combustion turbine/diesel units. Under a separate contract with LIPA, four dual fuel combustion turbine units provide an additional 160 MW of capacity.

Market context

In the US, regulators are focused on system modernisation and the integration of new distributed energy resources. In 2014 we introduced Connect21, our thinking on advancing America’s natural gas and electricity infrastructure beyond its 20th century limitations, and creating a more customer-centric, resilient, agile, efficient and environmentally sound energy network. We are working with policymakers, customers and stakeholders to transform the energy industry through initiatives such as Grid Mod in Massachusetts, Reforming the Energy Vision (REV) in New York, and Gas and Electric Infrastructure Safety and Reliability (ISR) plans in Rhode Island.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	33

Strategic Report
Principle operations continued
US Regulated continued

Principal risks

As described in the Internal controls and risk management section (pages 38 to 41), we identify, monitor and manage risks at various levels within our Company. The key risks our US business faces are organised into a US regional risk profile which is regularly reviewed by the US senior leadership. The main risk themes currently featured in this profile are:

●  our ability to manage data integrity and

    systems improvements required to

    deliver core business processes and

    regulatory requirements;

●  our ability to recover costs through

    existing rate-making mechanisms and to

    influence the development of the future

    US utility business model;

●  our ability to enhance our US business

    structure and end-to-end processes to

    support an evolved jurisdictional

    performance environment; and

●  safety performance and network

    reliability, security and resilience.

What we’ve achieved

During 2014/15, we delivered a solid performance and continued with high levels of investment in our networks. As described on pages 18 and 19, we achieved our reliability KPI targets but we still have work to do if we are to improve our customer satisfaction target scores.

We finally completed the stabilisation work on our new enterprise resource planning system. This fixed a number of long-standing problems, such as inefficient payroll processing, which had previously required expensive manual interventions. Long term, the data we can produce with the new systems are an essential foundation to the future performance improvements and regulatory filings that we need for profitable growth in the US.

In 2010, the Massachusetts Department of Public Utilities (MADPU) approved a power purchase agreement between National Grid and Cape Wind for a proposed large-scale, offshore wind farm in Nantucket Sound. In 2014, Cape Wind did not satisfy certain critical milestone deadlines set out in the power purchase agreement and did not post collateral to extend the deadlines in the power purchase agreement. As a result, the power purchase agreement was terminated in January of 2015. We continue to believe the solution to New England’s energy challenge is a diversity of energy sources, which is why we support renewable projects consistent with our goal of reducing emissions while minimising the cost impact on our customers.

In a joint programme with Earth Networks, we purchased 55 Weatherbug stations to donate to our communities in Massachusetts, New York and Rhode Island. These stations provide customers with more localised weather information and we use them to better prepare for and respond to storms. They also contribute to STEM education in giving free real-time local weather data to schools and emergency responders.

We continue to invest more in reinforcing the electricity distribution system and also in replacing gas mains. The NYPSC approved $414 million gas infrastructure investment in Long Island to speed up the replacement of ageing pipe and extend the use of natural gas to more customers.

The NYPSC also published the results of the regulatory audit of our New York gas companies. These audits are a regular feature of the New York regulatory process. The audit was broadly supportive of our performance and structure and, as is usual, made some recommendations for further improvement. It specifically recommended stronger local leadership and a number of more cost-effective and customer-focused operational enhancements. We have responded with an implementation plan to provide these benefits on behalf of New York customers.

Last year, regulatory audits in New York also identified an unacceptable number of violations of the regulations relating to our gas operations. To improve our regulatory compliance performance, we are investing in compliance monitoring systems, adding compliance personnel, and enhancing our training and safety protocols.

Our regulators and customers have heightened expectations around safety and compliance for all gas utilities. We are committed to doing everything we can to meet their expectations and making sure sufficient resources are dedicated to support this priority.

Building on performance improvements in 2013/14, we saw a reduction in safety incidents in 2014/15. In the past year, there has been a 7% reduction in the number of injuries requiring medical attention and a 26% reduction in the number of cases requiring employees to stay out of work. These reductions result from programmes and initiatives based on risk areas, improved incident investigations and root cause analysis. There is still much work to do as we strive for zero injuries. Soft tissue injury prevention, safety observations, road traffic collisions and slips, trips and falls will remain a focus for us in 2015/16.

Each of our jurisdictions has projects under way to develop economic and environmental health in three ways: by driving economic growth; providing cleaner energy; and advancing innovative technologies. We have highlighted some of our 2014/15 achievements below.

Massachusetts

We are preparing to file a grid modernisation plan – a blueprint for the modernisation of the electric system – with MADPU in August 2015.

We have announced plans to build, own, and operate an additional 16 MW of solar generation, bringing total solar capabilities in the state to 21 MW.

As of late 2014, we had installed 39.9 miles of new gas mains and added more than 8,400 new natural gas customers.

Our Sustainability Hub in Worcester, MA.

34

New York

We are helping to shape new energy policy in the state through our REV filings. REV is aimed at transforming the electricity energy industry and regulatory practices in New York State.

We are adding new electricity capacity and infrastructure to RiverBend, Buffalo, a former industrial brownfield that is bringing growth and jobs to the state. Companies including Solar City and Soraa will bring investment, much needed jobs, and new and advanced energy technologies that could make this region a hub for energy development regionally, nationally and internationally.

We are negotiating a power purchase agreement with ReEnergy under which we intend to purchase excess energy from a 55 MW biomass generating facility at Fort Drum in Watertown. This will be the largest renewable energy project in the history of the US Army.

We have begun a two year plan to replace ageing pipes and expand the use of natural gas on Long Island and the Rockaway Peninsula to more than 20,000 new customers. This accelerates the replacement of ageing pipes from the current 50-mile requirement to 95 miles by 2016.

We are partnering with New York City to accelerate the phase out of heavy oils in around 800 buildings. Since the programme’s launch in 2011, we have converted over 500 heavy oil buildings. We continue our efforts to convert the few remaining clean heat eligible buildings on Staten Island.

Rhode Island

The $93 million Aquidneck Island Reliability Project, known as OnIsland, will bring more reliable power to the nearly 32,000 homes and businesses in Portsmouth, Middletown, and Newport. The project includes two substations, reconfiguration of two transmission lines, local distribution work, and retirement of five substations on the island.

We have been working with Toray Plastics, one of the largest employers in the state, on customised energy solutions. In 2014 the company opened its second cogeneration system at its 70-acre campus in North Kingstown and we supported them with an energy efficiency incentive of $15.9 million.

We are building a new state-of-the-art substation to replace the existing ageing infrastructure at the current South Street Substation, which powers downtown Providence. This coincides with a $206 million redevelopment of South Street Landing that will turn the vacant former South Street Power Station into teaching and administrative space for Brown University, Rhode Island College and the University of Rhode Island.

FERC

We are part of a joint venture to form New York Transco. This aims to construct, own, and operate incremental electric transmission assets in New York State to improve reliability and reduce congestion.

It is initially pursuing five projects that support public policy objectives and provide broad-based benefits across the state. New York Transco filed with FERC in December 2014 for rate recovery and cost allocation for proposed transmission projects, estimated at $1.7 billion.

We have joined Spectra Energy’s $3 billion proposed Access Northeast pipeline project that aims to significantly increase natural gas capacity to generators in New England. Our three New England electric distribution companies have established memoranda of understanding with project developers to explore the development of an innovative tariff that would enable them to take capacity from the pipeline and release it into the market as needed to mitigate wholesale electricity price spikes.

In December 2014, we announced we had joined forces with Anbaric Transmission to develop large-scale HVDC transmission projects to deliver a combination of domestic wind energy and Canadian hydropower to New England load centres. We are currently developing a 1,000 MW hybrid land and sea HVDC project from northern Maine to Greater Boston and a 400 MW underground HVDC project from upstate New York to Vermont under Lake Champlain.

We are working with Eversource Energy in implementing the Greater Boston and New Hampshire Solution to address critical grid reliability needs. We will be investing approximately $190 million in the Solution for new infrastructure in southern New Hampshire, northern Massachusetts, and the Greater Boston area. We expect the Solution to be in service by 2019.

Priorities for the year ahead

We continue our Connect21 journey with these four priorities for 2015/16: Performance Excellence; local operating model; talent and capabilities; and future energy networks.

Performance Excellence: We will improve the way we work as teams to become more efficient, innovative, and responsive to our customers’ needs in end-to-end processes that include: meter to cash; emergency response; deliver gas and electric; maintain gas and electric; and operate gas and electric.

Local operating model: We will continue to drive greater accountability and customer service by delivering the services and obligations expected by the 14 operating companies and four jurisdictions that comprise our US business – at a cost and performance level agreed upon by each jurisdiction’s management team.

Talent and capabilities: We will provide employees with the tools and resources they need to achieve the performance measures required by our customers and shareholders.

Future energy networks: We will update and create new electricity and gas networks through design, operational, and regulatory innovations.

Upgrading the power lines in Rhode Island.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/2015	35

    Strategic Report

  Principal operations continued

  Other activities

In focus:	Grain LNG	timescale). Intraday markets help
14.9% Approximate percentage of UK gas from LNG imports, up from 9.7% in 2013/14.

Grain LNG is one of three LNG importation facilities in the UK. It operates under long-term contracts with customers and provides importation services of ship berthing, temporary storage and re-gasification in to the national transmission system.

This year, we have continued to explore

market participants adjust their positions better over short time periods.

Metering

National Grid Metering (NGM) provides installation and maintenance services to energy suppliers in the regulated market

	developments to our LNG services to increase	in Great Britain. It maintains an asset
	revenue, including the potential to offer ship	base of around 14.1 million domestic,
	reloading.	industrial and commercial meters.

We have started a ship cool-down service. This process helps ships that have been out of service or having maintenance to reload full LNG cargo.

In 2015/16, we will also commission and launch our LNG road tanker loading facility. This will provide tankered LNG to off-grid customers and operators of heavy goods vehicles.

Interconnectors

The England-France interconnector (IFA) is a 2,000 MW HVDC link between the French and British transmission systems with ownership shared between National Grid and Réseau de Transport d’Electricité. The interconnector’s availability continued to improve this year following a significant valve replacement programme. Average availability for 2014/15 was 90.62%, up from 83.84% in 2013/14. A substantial proportion of the flow continues to be in the import direction, from France to Great Britain.

BritNed is a joint venture between National Grid and TenneT, the Dutch transmission system operator. It owns and operates a 1,000 MW HVDC link between England and the Netherlands. As with IFA, a substantial proportion of the flow is in the import direction from the Netherlands to Great Britain.

Throughout 2014/15, both IFA and BritNed have operated as part of the North West Europe market region. The creation of this region is part of the ongoing development of the EU’s Internal Energy Market. IFA and BritNed have entered this region voluntarily ahead of the introduction of new EU-wide rules for cross-border electricity trading.

IFA and BritNed are also involved in the next phase of this regional market that will cover the intraday market timescale (currently it only covers the day ahead

The domestic traditional gas metering business continues to operate in its role as the National Metering Manager, pending the start of the smart metering mass roll-out. This role means customers have a point of contact if they require a meter up until the start of the smart metering roll-out. Tariff caps agreed with Ofgem as part of this role, which took effect on 1 April 2014, will continue to apply until at least the end of the transition to smart metering.

Customer satisfaction scores for NGM remain positive for both its domestic, and industrial and commercial businesses, but we continue to work with our customers on areas for improvement. In our industrial and commercial business we have implemented new software that allows remote customer self-serve access for some services and is expected to improve efficiency. We are also responding to the rapidly changing non-domestic sector by exploring additional products and services.

UK Property

National Grid Property is responsible in the UK for the management, clean-up and disposal of surplus sites, most of which are former gas works. During 2014/15, we entered into a joint venture with the Berkeley Group, known as ‘St William’, to develop surplus land for residential use in London and the South East. We have also sold 42 sites and exchanged on several high-profile land disposal agreements with joint venture partners. Our holder demolition and contaminated land clean-up programmes are progressing well, and we are in the process of retendering our estate management outsourcing agreement.

Xoserve

Xoserve delivers transactional services on behalf of all the major gas network transportation companies in Great Britain, including National Grid. Xoserve is jointly owned by National Grid, as majority shareholder, and the other gas distribution network companies. Xoserve celebrated its 10 year anniversary as a company on 1 May 2015.

US non-regulated businesses

Some of our US businesses are not subject to state or federal rate-making authority. These include interests in some of our LNG road transportation, some gas transmission pipelines (our minority equity interests in these are not regulated) and certain commercial services relating to solar installations, fuel cells and other new technologies.

Corporate activities

Corporate activities comprise central overheads, Group insurance and expenditure incurred on business development.

36

Strategic Report

Putting our surplus land to good use

Connecting to life:

St William Homes

In November, we announced the creation of St William Homes LLP, a joint venture with the Berkeley Group. St William will transform acres of former industrial land owned by National Grid in London and the UK's South East region, into homes and amenities for local communities.

The sites, like the one shown here at Battersea, South West London, have potential to provide over 14,000 homes over the next 10–15 years. In its first phase, St William aims to regenerate 84 acres of land, develop more than 7,000 new homes, including over 2,000 affordable homes. Development at this scale would also deliver 5,500 jobs, two new schools and 22 acres of public open space.

At our Battersea Gasholder site, we have recovered and donated decorative, heritage crests to our neighbours, the Battersea Dogs and Cats Home, shown above.

berkeleygroup.co.uk/property-developers/st-william

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15 37

    Strategic Report

  Internal control and risk management

  The Board is committed to protecting and enhancing our reputation and assets,

  while safeguarding the interests of our shareholders. It has overall responsibility for the Company’s system of risk management and internal control.

National Grid is exposed to a variety of uncertainties that could have a material adverse effect on the Company’s financial condition, our operational results, our reputation, and the value and liquidity of our shares.

The Board oversees risk management, and, as part of this role, it reviews the main elements of our process and sets and monitors risk appetite. Risk appetite establishes the amount of uncertainty the Company may seek or accept at any given time when pursuing our strategic objectives.

The Board regularly reviews our internal controls and risk management processes. This year specific consideration was given to the guidance in the new UK Corporate Governance Code 2014 (the New Code) which applies to the Company in the next fiscal year and refinements to our processes will be introduced, as appropriate, over the coming year.

Risk management approach

Our Company-wide corporate risk management process provides a framework through which we can consistently identify, assess and prioritise, manage, monitor and report risks, as shown in the diagram below. The process is designed to support the delivery of our vision and strategy as described on pages 14 and 15.

Our process involves a continuous cycle of bottom-up review and reporting and top-down review and feedback.

All our business functions participate in the bottom-up risk management process. They identify the main risks to achieving their objectives and the actions being taken to manage and monitor them. They assess each risk by considering the potential ‘worst case credible’ financial and reputational impacts and how likely the risk is to materialise. The risks we identify are collated in risk registers and are reported at functional and regional levels of the Company. The risk registers also describe the adequacy of our existing risk controls.

An important feature of our risk management process is that each business function owns and is responsible for managing its particular risks. A central risk management team acts as an advisory function and also provides independent challenge and review. This team partners with the business functions through nominated risk liaisons and collaborates with assurance teams and specialists, such as internal audit and compliance management, to sense check risk information.

Regional senior management regularly review and debate the outputs of the bottom-up process and agree the prioritisation of the risks. The main risks for the UK and US businesses are highlighted in regional risk profiles and reported to the Chief Executive through quarterly performance reports. An overview of current risk themes for the UK and US businesses is provided on pages 27 and 34 respectively.

Our main strategic uncertainties or ‘principal risks’ for the Company are developed through top-down discussions with the Executive leadership team. These risks are reported and debated with the Executive Committee and Audit Committee every six months.

The Board participates in an annual risk workshop to make sure that the principal risks remain closely aligned to our strategic aims and that no important risks (or combination of risks) are being overlooked. In addition, the Board considers emerging risks (uncertainties that are still developing and sit outside the principal risks profile) together with our strategy team’s annual long-term update.

The outcomes from each level of the risk review process are fed back to the relevant teams and incorporated as appropriate into the next cycle of our ongoing process as shown below.

Risk management process	Feedback and reporting

Our principal risks

Accepting that it is not possible to identify, anticipate or eliminate every risk that may arise and that risk is an inherent part of doing business, our risk management process aims to provide reasonable assurance that we understand, monitor and manage the main uncertainties that we face in delivering our objectives.

This includes consideration of inherent risks, which exist because of the nature of day-to-day operations in our industry, and financial risks, which exist because of our financing activities. An overview of the key inherent risks we face is provided on pages 173 to 176, as well as an overview of our key financial risks, which is incorporated within the Notes to our consolidated financial statements on pages 94 to 158.

Our corporate risk profile contains the principal risks that the Board considers to be the main uncertainties currently faced by the Company as we endeavour to achieve our strategic objectives. An overview of these risks is provided below, together with examples of the relevant controls and current mitigating actions we are taking.

Strategic objective	Risk description	Example of mitigations
Drive growth

Failure to identify and execute the right opportunities to deliver our growth strategy.

Failure to sufficiently grow our core business and have viable options for new business over the longer term would negatively affect the Group’s credibility and jeopardise the achievement of intended financial returns.

Our ability to achieve our ambition for growth is subject to a wide range of external uncertainties, including the availability of potential investment targets and attractive financing and the impact of competition for onshore transmission in both the UK and US; and internal uncertainties, such as the performance of our operating businesses and our business planning model assumptions.

●   We regularly monitor and analyse market conditions, competitors and their potential strategies, the advancement and proliferation of new energy technologies, as well as the performance of our Group portfolio. We are also looking to access new sources of finance and capabilities through partnering.

●   We have internal processes for reviewing and approving investments in new businesses, disposals of existing ones and organic growth investment opportunities. These processes are reviewed regularly to make sure our approach supports our short- and long-term strategies. We undertake due diligence exercises on investment or partnering opportunities and carry out post-investment reviews to make sure we learn lessons for the future.

Engage externally

Inability to influence future energy policy.

Policy decisions by regulators, governments and others directly affect our business. We must engage widely in the energy policy debate, making sure our position and perspective help to shape future policy direction.

●   In the UK, we are continuing to work closely with DECC and Ofgem on Electricity Market Reform (EMR) plans. We successfully implemented the first Capacity Market Auction and Contracts for Difference Allocation process and are working with the Regulator to finalise the enduring EMR Business Plan to ensure we continue to deliver value under RIIO. We continue to maintain strong relationships with government, engage in consultations, and develop comprehensive stakeholder communication plans. The Board is also continuing to monitor the increasing public debate around the cost, availability, security and sustainability of UK energy supplies.

●	In the US, we are engaging our external stakeholders about the role of the utility company of the future, under the banner of Connect21. We believe this conversation will help shape the regulatory and fiscal regime in the US in the future. Regulatory proceedings related to utility of the future have been launched in New York (Reforming the Energy Vision) and Massachusetts (Grid Modernization) and our Connect21 aligns well with them. We are continuing to strengthen our jurisdictional focus and are improving our rate case filing capabilities so our businesses can continue to earn a fair and reasonable rate of return. Our rate filings include structural changes where appropriate, such as revenue decoupling mechanisms, capital trackers, commodity-related bad debt true-ups and pension and other post-employment benefit true-ups, as described on pages 169 and 172.
●	We maintain and monitor a reputation ‘watch list’ at both Company and regional levels to support awareness and proactive management of issues that could cause us reputational harm.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	39

     Strategic Report

   Internal control and risk management continued

Strategic objective	Risk description	Example of mitigations
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

●   We have identified the core capabilities that align with our strategic ambition and defined our set of leadership standards.

●   We have filled key leadership roles with a mix of internal and external hires.

●   We are involved in a number of initiatives to help secure the future engineering talent required (see page 24).

●   We continue to develop our succession plans for key roles, including leadership.

●   We continue to actively promote inclusion and diversity.

●   We monitor employee engagement and formally solicit employee opinions via a Company-wide employee survey annually.

Deliver operational excellence

Failure to achieve levels of financial performance required to meet regulatory requirements.

The Group operates under a number of regulatory regimes and we must maintain the performance levels required. Failure to achieve the agreed returns could damage our reputation and threaten future growth opportunities and regulatory arrangements.

●   We have a US strategy focused on safety and reliability, customer responsiveness, stewardship and cost competitiveness. Performance measures are tracked and reported monthly. US jurisdictional presidents continue to develop strong relationships with local regulators and communities. A Performance Excellence framework is firmly established to deliver sustainable and innovative performance improvements.

●   The UK operating model implemented in 2013 to support our performance under RIIO is now established and we continue to roll out our Performance Excellence framework across the business. We actively engage with local communities and non-governmental actors.

●   We monitor network reliability and customer satisfaction as KPIs, as described on pages 18 and 19.

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

●   We implemented a new US enterprise resource planning system at the end of 2012. After a significant effort to combat programme difficulties, the system is now stabilised and enhancements to drive business value are under way.

●   We are undertaking a programme to strengthen identified weaknesses in US controls over financial reporting.

●   We are implementing a global information management framework focusing on data integrity and security.

●   We completed a data assurance programme last year and actions to improve our data quality and integrity processes based on the results are being managed by the business functions.

We experience a catastrophic/major cyber security breach.

Due to the nature of our business we recognise that our critical national infrastructure (CNI) systems may be a potential target for cyber threats. We must protect our business assets and infrastructure and be prepared for any malicious attack.

		●	We use industry best practices as part of our cyber security policies, processes and technologies.
●

We continually invest in cyber strategies that are commensurate with the changing nature of the security landscape. This includes collaborative working with DECC and the Centre for Protection of National Infrastructure (CPNI) on key cyber risks and development of an enhanced CNI security strategy and our involvement in the US with developing the National Institute of Standards and Technology Cyberspace Security Framework.

Failure to prevent a significant process safety event.

Safety is paramount. Some of the assets owned and operated by National Grid are inherently hazardous and process safety incidents, whilst extremely unlikely, can occur.

●   We continue to commit significant resources and financial investment to maintain the integrity of our assets and we strive to continuously improve our key process safety controls.

●   We continue to implement our Group-wide process safety management system to ensure a robust and consistent framework of risk management exists across our higher hazard asset portfolio.

40

Strategic objective	Risk description	Example of mitigations
Deliver operational excellence continued

Our objective is to be an industry leader in managing the process safety risks from our assets to protect our employees, contractors and the communities in which we operate. We operate in compliance with local legislation and regulation. In addition we identify and adopt good practices for safety management.

●   We are developing a suite of risk models to assess the risk of specific asset types and support targeted investment to reduce risk.

●   We monitor a mix of leading and lagging process safety indicators and test the effectiveness of our controls with periodic audits.

Our internal control process

We have a number of processes to support our internal control environment. These processes are managed by dedicated specialist teams, including risk management, ethics and compliance management, corporate audit and internal controls, and safety, environment and health. Oversight of these activities is provided through regular review and reporting to the appropriate Board committees as outlined in the Corporate Governance section on pages 42 to 59.

Reviewing the effectiveness of our internal control and risk management

Each year the Board reviews the effectiveness of our internal control systems and risk management process covering all material systems, including financial, operational and compliance controls, to make sure they remain robust. The latest review covered the financial year to 31 March 2015 and the period to the approval of this Annual Report and Accounts. It included:

●   the Certificate of Assurance for noting following consideration by the Audit Committee to provide overall assurance around the effectiveness of our risk management and internal controls systems;

●   where appropriate, assurance from our committees, with particular reference to the reports received from the Audit, and Safety, Environment and Health Committees on reviews undertaken at their meetings; and

●   assurances about the certifications required under Sarbanes-Oxley as a result of our US reporting obligations.

The Board evaluated the effectiveness of management’s processes for monitoring and reviewing internal control and risk management, noting that no significant failings or weaknesses had been identified by the review and confirmed that it was satisfied the systems and processes were functioning effectively.

Our internal control and risk management processes comply with the Turnbull guidance on internal control and the requirements of the UK Corporate Governance Code and the Financial Reporting

Council’s Guidance on Risk Management, Internal Control and Related Financial and Business Reporting.

They are also the basis of our compliance with obligations set by the Sarbanes-Oxley Act 2002 and other internal assurance activities. The New Code, published in September 2014, contained changes related to risk management. These changes have been reviewed against our risk management and internal control systems and processes. Refinements will be implemented, as appropriate, over the coming year.

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

As part of our assessment of financial controls in the prior year, we identified a number of weaknesses in our US financial control framework. We are making progress in remediating these weaknesses. For more information, including our opinion on internal control over financial reporting, see page 173.

The Strategic Report was approved by the Board of Directors on 20 May 2015 and signed on its behalf by: Alison Kay Group General Counsel & Company Secretary 20 May 2015

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	41

Corporate Governance contents
44	Governance framework	49	Our Board and its committees
44	Our Board	50	Audit Committee
45	Board composition	55	Finance Committee
45	Director induction and development	56	Safety, Environment and Health Committee
46	Board and committee evaluation	57	Nominations Committee
46	Non-executive Director independence	58	Board diversity and the Davies Review
46	Director performance	58	Executive Committee
48	Investor engagement	59	Management committees
48	How our Board operates	59	Index to Directors’ Report and other disclosures
		60	Directors’ Remuneration Report

Dear Shareholders,

Our Board is responsible for shaping the culture, values and ethics of National Grid, both within the boardroom and across the organisation, by setting the tone from the top and establishing high standards of behaviour.

The changes introduced in 2014 to the UK Corporate Governance Code and the Financial Reporting Council guidance on risk management have highlighted the need for the Board to consider if the current risk management and internal control practices and culture of the Company support the spirit of the changes, not just the letter.

The updates to the New Code have been considered by the Board and refinements approved so we can report on compliance next year as required. It is the intention of the Board that any changes to the frequency and level of reporting received by the Board and Audit Committee in relation to risk management, compliance and internal control as a result of these updates, will also add value to the business.

A review of our compliance procedures is also underway to make sure that we continue to develop and improve our compliance with external reporting obligations. In order to further develop our internal assurance programme, we formed the Engineering Assurance Committee to promote the application of common, consistent, engineering assurance methodologies across the Company.

The Board received an in-depth presentation on security and cyber security which provided a framework for discussion around the threats we face and the effectiveness of our strategy to mitigate the inherent risks. We have made a significant investment over the last five years to improve our capabilities in this area so we can adapt to and address an ever-changing threat landscape. Following this session, we agreed that responsibility for making sure we have an effective process for managing cyber security risk should be delegated to the Audit Committee. You can read more about this on page 50. The Board will continue to receive an annual in-depth presentation on information systems and security, including cyber security.

This year, in addition to Nick Winser and Maria Richter stepping down at the 2014 AGM, we have said goodbye to Philip Aiken and Tom King and have welcomed John Pettigrew and Dean Seavers as Executive Directors in the UK and US respectively. In my role as Chairman and leader of the Board I am responsible for ensuring effectiveness in all aspects of its role. This includes promoting effective relationships and open communication between Directors and encouraging active engagement by all members. This is particularly important as the membership of the Board changes and new relationships are formed. I am pleased to report that the positive outcome of the Board and Committee evaluation process reflects this effectiveness. You can read more about this on page 46 and the rigorous selection process prior to Dean’s appointment on page 58.

Clear and concise communications with our shareholders remain a focus for the Board and we hope that the overview of our business model on page 12 helps to articulate how we create value for you, our shareholders, as well as our other stakeholders.

Sir Peter Gershon

Chairman

Our Board

Sir Peter Gershon CBE FREng (68)
Chairman
N (ch)
3 years' tenure

Steve Holliday FREng (58)
Chief Executive
F
14 years' tenure^

Andrew Bonfield (52)
Finance Director
F, S
4 years' tenure

Nora Mead Brownell (68)
Non-executive Director
N, R, S
2 years' tenure
Independent

Jonathan Dawson (63)
Non-executive Director
F, N, R (ch)
2 years' tenure
Independent

Therese Esperdy (54)
Non-executive Director
A, F (ch), N
1 year's tenure
Independent

Paul Golby CBE FREng (64)
Non-executive Director
A, N, R, S (ch)
3 years' tenure
Independent

Ruth Kelly (47)
Non-executive Director
A, F, N
3 years' tenure
Independent

John Pettigrew (46)
Executive Director, UK
1 year's tenure

Dean Seavers (54)
Executive Director, US
Under 1 year's tenure

Mark Williamson (57)
Non-executive Director and Senior Independent Director
A (ch), N, R
2 years' tenure
Independent

Key

Tenure as at 31 March 2015
Charts and membership are as at 20 May 2015

Board gender

3
8

Women Men

Executive and Non-executive Directors

4
7

Executive
Non-executive

Non-executive Director tenure

4
3

0–3 years 3+ years

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	43

Corporate Governance
Corporate Governance continued

Governance framework

Compliance statement

The Board considers that it complied in full with the provisions of the UK Corporate Governance Code 2012 (the Code) during the financial year being reported, see page 53 for our explanation in relation to external audit tendering.

This report explains the main features of the Company’s governance structure to give a greater understanding of how the main principles of the Code have been applied. The report also includes items required by the Disclosure and Transparency Rules. The index on page 59 sets out where to find each of the disclosures required in the Directors’ Report and in respect of Listing Rule 9.8.4, together with the Board’s sign-off on the report.

UK Corporate Governance Code 2014

The new UK Corporate Governance Code 2014 (the New Code) applies to the Company for the next financial year, 2015/16. In March, the Board considered the current governance arrangements and approved refinements to support compliance with the New Code. Details will be provided in the 2015/16 Annual Report and Accounts.

Fair, balanced and understandable

The requirement for Directors to state that they consider the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable remains a key consideration in the drafting and review process. The coordination and review of the Annual Report follows a well-established and documented process, which is conducted in parallel with the formal audit process undertaken by the external auditors and the review by the Board and its committees (of relevant sections).

This process gives the Board comfort that all material statements are accurate and that the Annual Report gives sufficient prominence to negative as well as positive information. The drafting and assurance process supports the Audit Committee and Board’s assessment of the overall fairness, balance and clarity of the Annual Report and the Directors’ statement on page 78.

Our Board

Our current Board membership is set out on the previous page, with biographical details of Directors on pages 178 to 179. The Directors in place during the year are set out on page 49, together with details of Board meeting attendance. Committee membership during the year and attendance at meetings is set out in each of the individual committee reports later in this report. For further details about the Directors’ service contracts and letters of appointment, see page 67 of the Directors’ Remuneration Report.

Role of our Board

Our Board is collectively responsible for the effective oversight of the Company and its businesses. It also determines the strategic direction, business plan, objectives and governance structure that will help achieve the long-term success of the Company and deliver sustainable shareholder value.

The Board sets the risk appetite for the Company and takes the lead in areas such as safeguarding the reputation of the Company and financial policy, as well as making sure we maintain a sound system of internal control and risk management (see pages 38 to 41).

The Board’s full responsibilities are set out in the matters reserved for the Board, which were updated in January 2015. These are available on our website, together with other governance documentation.

Our Chairman is responsible for the leadership and management of the Board and its governance. He ensures the Board is effective in its role by promoting a culture of openness and debate, facilitating the effective contribution of all Directors and helping to maintain constructive relations between Executive and Non-executive Directors.

Our Chief Executive is responsible for the executive leadership and day-to-day management of the Company, to ensure the delivery of the strategy agreed by the Board. Through his leadership of the Executive Committee, he demonstrates commitment to safety, operational and financial performance.

Our Senior Independent Director acts as a sounding board for the Chairman and serves as an intermediary for the other Directors, as well as shareholders when required.

Independent of management, our Non-executive Directors bring diverse skills and experience, vital to constructive challenge and debate. Exclusively, they form the Audit, Nominations and Remuneration Committees, and have an important role in developing proposals on strategy.

Examples of Board focus during the year:

Board strategy session. In addition to time allocated during the year at Board meetings, in January the Board took part in a half-day interactive strategy session, involving a combination of full Board discussions and breakout groups. The Board considered questions raised by the business plan and recent strategic analysis, future opportunities for the Company including business development, mergers and acquisitions and how our core capabilities could be exploited.

The Board found the additional session extremely useful and suggested that further regular updates and discussions would help consolidate its thinking, in particular in relation to the development of a longer-term perspective on potential growth in other geographical areas.

European energy policy. The Board received updates on how changes in the EU will affect and influence the UK energy policy, including Electricity Market Reform, support for interconnectors and Carbon Capture and Storage.

The 2014 UK Winter Outlook. This annual publication confirmed that the Company was in a strong position in respect of gas in the UK, with no heightened concerns, but for electricity, margins were expected to be tight. Updates to the Board confirmed that the UK business had a good understanding of the issues and risks. A robust mitigation strategy, agreed with the UK Government, was approved and implemented.

Interconnector projects. In January, the Board received a presentation on Great Britain’s interconnector market and our pipeline of opportunities, including an overview of our two most advanced projects; potential new links to Belgium and Norway. Following feedback provided, the Board approved the final investment decision in relation to the Belgium interconnector in February 2015 and the interconnector with Norway in March 2015.

Emerging risks. The Board received a risk update paper including an overview of the framework that has been developed to track emerging risks and the resulting opportunities and/or threats. Additionally, the Board received an update on three themes that had emerged from the 2014 risk workshop to make sure that we were sufficiently prepared for ‘black swan’ events (catastrophic events of extremely high impact and extremely low likelihood).

44

Updates will continue to be provided to the Board on a regular basis, as appropriate.

Risk workshop. The Board participated in a risk workshop that included an update on the changes introduced by the New Code, the annual risk appetite review and an in-depth review of the current risk profile of the Company. At the workshop, it was agreed that the evaluation of risk appetite should permeate through to the evaluation of all new projects and further work was required in relation to the risk appetite definitions and the Company’s risk profile.

Safety updates. Safety is discussed at every Board meeting. The Board receives safety updates in the Chief Executive’s report and supplementary to this, the Safety, Environment and Health (SEH) Committee chairman provides an oral summary of matters considered at Committee meetings.

Annual talent management review. The Board noted the progress of the development of capacity, capability and the talent pipeline and the accelerated development programme, which had resulted in long-term career plans being put in place and graduates moving through the Company more speedily than in the past.

Examples of expected Board focus for next year:

●  regular reviews of safety activities;

●  mid-term review of our progress and performance under

    RIIO;

●  continued detailed review of strategy and financing;

●  key US rate case filings;

●  regulatory compliance;

●  implications of the Integrated Transmission Planning and

    Regulation project on our activities;

●  review of the political situation following the UK general election and the impact on energy policy in the UK and EU;

●  refined reporting to strengthen our assessment and

    monitoring of internal control and risk management

    following the updates to the New Code;

●  reviews into UK and US regulation and the major projects

    in the UK;

●  the 2015 UK Winter Outlook; and

●  results of the 2015 employee opinion survey.

Board composition

The successful delivery of our strategy depends upon attracting and retaining the right talent. This starts with having a high-quality Board. Balance is an important requirement for the composition of the Board, not only in terms of the number of Executive and Non-executive Directors, but also in terms of expertise and backgrounds.

While traditional diversity criteria such as gender and ethnicity are important, we also value diversity of skills, experience, knowledge and thinking styles. You can read about our Board diversity policy in the Nominations Committee report on page 58.

Following the conclusion of the 2014 AGM we said goodbye to Maria Richter and Nick Winser from the Board. Additionally, Philip Aiken stepped down with effect from 25 February 2015 and Tom King from 31 March 2015. We welcomed John Pettigrew as Executive Director, UK on 1 April 2014 and Dean Seavers as Executive Director, US with effect from 1 April 2015.

Director induction and development

As our internal and external business environment changes, it is important to make sure that Directors’ skills and knowledge are refreshed and updated regularly. Our Chairman is responsible for the ongoing development of all Directors.

To strengthen the Directors’ knowledge and understanding of the Company, Board meetings regularly include updates and briefings on specific aspects of the Company’s activities. In January the Board participated in a strategy session; see the previous page.

Updates on corporate governance and regulatory matters are also provided at Board meetings, with details of development and training opportunities for Directors available in our online document library.

Additionally, the Non-executive Directors are expected to visit at least one operational site annually. In 2014 this included visits in the UK to the LNG terminal on the Isle of Grain, the gas distribution control centre, and the customer centre and emergency dispatch based in Hinckley. And in the US, the Directors met with management of the Independent System Operator New England and visited the Brooklyn Queens Interconnect project, a Long Island power station, and other major projects and stakeholders in New York City. Visits to the Long Island power plants and the Western Link project are among those planned for 2015. These visits provide the opportunity for Directors to meet local management teams and discuss aspects of the business with employees.

With the agreement of the Board, Executive Directors gain experience of other companies’ operations, governance frameworks and boardroom dynamics through non-executive appointments. The fees for these positions are retained by the individual. See page 67 for more details.

The Board in action

Thinking styles session

Following on from the thinking styles session supported by an external consultant held in 2014, the Board undertook a second session in February 2015.

The session was specifically designed to encourage diverse thinking within the boardroom. New Board members were invited to give their thoughts on how the Company operates. The session covered the benefits of thinking styles for different types of discussion and ways in which the diverse capability that exists within the Board could be harnessed to maximise its effectiveness. The session also reviewed the progress made since the 2014 session.

A thinking styles action has been included in the action plan resulting from this year’s Board evaluation; see page 47.

Directors’ induction programme

Following Dean’s appointment to the Board, the Chairman, Chief Executive and Group General Counsel & Company Secretary arranged a comprehensive induction programme. The programme has been tailored based on his experience and background and the requirements of his role.

Dean’s induction programme has included a meeting with our external legal advisors to discuss the duties and requirements of being a listed company director in the UK. He has also held one-to-one meetings with his fellow Directors and senior management, and attended visits to operational sites to build his understanding of the Company and its businesses in the UK and US. His induction will continue over the coming months and will include further operational site visits.

Details of Therese and John’s induction programmes were provided in last year’s Annual Report and Accounts. These programmes have continued over the year.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	45

Corporate Governance
Corporate Governance continued

Board and committee evaluation

As shown in the diagram below, we are in the third year of our evaluation cycle. This year an internal Board performance evaluation was conducted. The evaluation was ‘upward facing’ with questionnaires completed by non-Board members on the Executive Committee and regular attendees and presenters at Board meetings.

The questions asked covered the following areas:

●  time and focus for agenda items;

●  the direction/guidance received to support the preparation of papers and presentations;

●  coverage by presenters on key topics;

●  values and behaviours displayed by the Board and the

    experience of attending Board meetings;

●  level of challenge and questioning by the Directors; and

●  diversity of thinking styles present on the Board.

The responses were collated into a confidential and non-attributable report which was presented to the Board in February. At this meeting, the Board considered the report and discussed its performance generally over the past year. The Board confirmed that it had worked well together as a unit, discharged its duties and responsibilities effectively over the year; and worked effectively with the Board committees.

Following this meeting, a draft action plan was prepared and considered by the Board in March. At this meeting, the Board agreed a number of actions for the forthcoming year, as set out below. Progress against these actions will be monitored throughout the year by the Board.

Environment

Optimise the boardroom layout to create a more inclusive environment for members and presenters.

Responsibility: Board members/Group General Counsel & Company Secretary

Continue to create a more open boardroom atmosphere and culture.

Responsibility: Chairman/Board members

Board discussions

Maximise the effectiveness of Board discussions.

Responsibility: Chairman/Executive Directors/Group General Counsel & Company Secretary

Use a diversity of thinking styles.

Responsibility: Chairman/Board members

Board focus

Continue to manage the strategy agenda.

Responsibility: Chairman/Chief Executive/Group General Counsel & Company Secretary

Progress against last year’s actions has been monitored through the year and a commentary against each action is set out opposite.

Committee evaluation

An evaluation of committee performance was also conducted by the chairman of each of the Board committees, as well as the Executive Committee. The process broadly followed that conducted by the Board with questionnaires being completed by regular attendees and presenters at the respective committee meetings. The process followed by the Nominations Committee was slightly different; see ‘The Committee in action’ box on page 57 for more details.

Following consideration of the results of the evaluation, each committee concluded that it had operated effectively throughout the year and agreed an action plan to further improve performance. Copies of each committee’s action plan were provided to the Board and it confirmed that it agreed that each committee had operated effectively.

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

At year end, all of the Non-executive Directors, with the exception of the Chairman, have been determined by the Board to be independent.

Director performance

At a private meeting of the Non-executive Directors, Mark Williamson, as Senior Independent Director, led a review of Sir Peter’s performance. The Non-executive Directors, with input from the Executive Directors, assessed his ability to fulfil his role as Chairman and the arrangements he has in place, given he is also chairman of a FTSE 250 company and the Aircraft Carrier Alliance. They concluded that Sir Peter’s performance continued to be effective.

Sir Peter met each Director individually to discuss their contribution, performance over the year and training and development needs. Following these meetings, Sir Peter confirmed to the Nominations Committee that he considered that each Director demonstrated commitment to the role and their performance continued to be effective.

Following recommendations from the Nominations Committee the Board considers all Directors continue to be effective, committed to their roles and have sufficient time available to perform their duties. Therefore, in accordance with the Code, all Directors will seek election or re-election at the 2015 AGM as set out in the Notice of Meeting.

Area	Actions from last year’s review	Commentary
Decision making	All important matters requiring approval are to be brought to the Board for early input before a decision is needed. Responsibility: Chairman and Chief Executive

Sir Peter Gershon and Steve Holliday have regularly reviewed the forward business schedule with the Group General Counsel & Company Secretary over the year. The schedule is also included with the papers for each Board meeting to ensure Directors are aware of forthcoming topics for discussion. Following the thinking styles session in February 2015, the schedule was also reviewed to consider if any items could be brought forward early to allow Directors to contribute to thinking and direction at a preliminary stage of the debate.

Board discussions	Greater clarity about the scope of Board discussions to be provided in advance and Board members to be encouraged to question if not clear. Responsibility: Chairman

The Company Secretariat team engaged with external specialists in effective reporting to support the development of the information that goes to the Board. The new reporting framework has resulted in clearer, more concise papers, which has supported improved Board discussion and decision making. Following the successful implementation of the new reporting framework at Board level it has also been rolled out to the Board committees and the Executive Committee.

Degree of challenge

The Executive Directors to speak to the Chairman about what would make them feel more comfortable to challenge and debate, both with the Non-executive Directors and with their fellow Executive Directors at Board meetings.

Responsibility: Executive Directors

In February, the Board reviewed progress against the 2013/14 action plan and noted that all Executive Directors felt empowered to input freely at Board meetings and that there was open and honest dialogue. The Chairman will continue to monitor this on an ongoing basis.

Board focus

A number of topics were identified that Directors felt needed additional focus by the Board at its meetings, for example cyber risk and the UK political landscape. Ways to improve the focus on each of these topics were discussed at the March 2014 Board meeting and specific actions were agreed and allocated.

Responsibility: various Board members

The Board has taken into account the need for additional focus in certain areas and this has been reflected in the meeting agendas.

Strategy: several papers focusing on strategy and growth have been received by the Board over the year in addition to the Board strategy session. Topics included: review of the UK gas market; US and other market opportunities; exploitation of core capabilities; expansion in and outside our core geographies; and a general update on the interconnectors.

Political risk: political updates are provided in the Chief Executive’s report to the Board as appropriate. Additional papers on the politics of UK and US energy and a general update on politics in Europe have been presented to the Board and updates will continue to be provided as appropriate.

Cyber risk: an update on cyber risk and security went to the Board and Audit Committee in September. At this meeting, the Board decided that responsibility for making sure there is an effective process for managing cyber security risk should be undertaken by the Audit Committee. The Board is scheduled to receive an in-depth presentation in November 2015.

Relationship with UK and US regulators: updates on the meetings that take place between our Chairman and the Chairman of Ofgem are provided to the Board. Updates on US regulation and the meetings that take place with the US regulators are also provided to the Board in the Chief Executive’s report.

Effectiveness of the Board

Actions to improve Board effectiveness were proposed, for example: continue to improve the quality of Board papers; make sure in-depth items for Board consideration highlight the important issues to be discussed; and encourage reporting from management that incorporates more input from the Executive Directors.

Responsibility: Chairman, Chief Executive and Group General Counsel & Company Secretary as appropriate

The new reporting framework described above will also help improve the effectiveness of the Board. As part of the new framework, executive owners of papers on the Board agenda have a greater input in to and ownership for the preparation of papers. Management are encouraged to meet with the executive owner at the start of the drafting process to discuss the framework for the paper and owners are required to review and sign off on the final paper prior to submission to the Board or committee.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	47

Corporate Governance
Corporate Governance continued

Investor engagement

We believe it is important to maintain effective channels of communication with our debt and equity institutional investors and individual shareholders. This helps us to understand their views about the Company and allows us to make sure they are provided with timely and appropriate information on our strategy, performance, objectives, financing and other developments.

Institutional investors

We carry out a comprehensive engagement programme for institutional investors and research analysts. This includes meetings, presentations, webinars, attendance at investor conferences across the UK and US, and holding road shows in major investor centres across Europe, the US and Asia Pacific.

The programme provides the opportunity for our current and potential investors to meet with executive and operational management.

In the past year, our engagement programme has focused on clarifying our Group growth expectations and explaining to investors how we expect the Company to continue to perform under the RIIO price controls in the UK. These areas of focus have been reflected in our regular results presentations as well as in more detail during an investor seminar at our Castle Donington site.

In addition to these engagement activities, we also held a stewardship meeting in July last year. The event provided major investors with an understanding of our performance and an insight into the operation of our Board with a particular focus on the work of our Remuneration and Audit Committees. The event also provided the opportunity for attendees to ask questions and meet members of the Board and for our Non-executive Directors to further develop their understanding of our shareholders’ views and concerns. A copy of the presentation given on the day is available in the Investors section of our website.

Sir Peter also contacted our major shareholders in April 2015 to offer them the opportunity to meet him or the chairman of the Remuneration Committee, Jonathan Dawson, to discuss the Board changes that have taken place during the year and the associated remuneration arrangements.

The Board receives regular feedback on investor perceptions and opinions about the Company. Specialist advisors and the Director of Investor Relations provide updates on market sentiment.

Each year, the Board receives the results of an independent audit of investor perceptions. Interviews with key investors were carried out to establish their views on the performance of the business and management. The findings and recommendations of the audit were discussed in depth by the Board.

Debt investors

Over the last year representatives from our treasury team, together with other senior managers from across the business, have met with debt investors in Europe, Canada and the US to discuss various topics such as the full-year results.

We also communicate with our debt investors through regular announcements and the debt investor section of our website. This contains bond prospectuses, credit ratings, materials relating to the retail bond issued in 2011 and subsidiary year-end reports. The website also contains information about the long-term debt maturity profile, so investors can see our future refinancing needs.

Individual shareholders

Engagement with individual shareholders, who represent more than 95% of the total number of shareholders on our share register, is led by the Group General Counsel & Company Secretary. Shareholders are invited to learn more about the Company through the exhibits at our AGM and the shareholder networking programme.

The shareholder networking programme includes visits to UK operational sites and presentations by senior managers and employees over two days. UK resident shareholders can apply to take part online via the Investors section of our website.

Annual General Meeting (AGM)

Our AGM will be held on Tuesday 21 July 2015 at The International Convention Centre in Birmingham and broadcast via our website. The Notice of Meeting for the 2015 AGM, available on our website, sets out in full the resolutions for consideration by shareholders, together with explanatory notes and further information on the Directors standing for election and re-election.

How our Board operates

The Chairman sets the Board’s agenda in line with its responsibilities as set out in the matters reserved for the Board. Consideration is also given to the main challenges and opportunities facing the Company, making sure adequate time is available to discuss all items, including strategic issues.

To support discussion and decision making, Board and committee members receive papers sufficiently in advance of meetings so that they can prepare for and consider agenda items. Additionally, the Chairman holds a short meeting with the Non-executive Directors before each Board meeting to discuss the focus of the upcoming meeting as well as afterwards to share feedback and discuss the dynamics of the meeting. Similarly, the Chief Executive holds a short meeting with the Executive Directors and other senior management in attendance and shares the feedback from these meetings with the Chairman.

As set out in the table of actions from last year’s Board and committee evaluation process, during the year we engaged external specialists to review our current papers and develop a new reporting framework for the Board and its committees. This has resulted in clearer more concise reports, allowing more time for discussion and questions.

Board membership and attendance Attendance is expressed as the number of meetings attended out of the number possible or applicable for the individual Director during the year to 31 March 2015.

Our Board and its committees

The Board delegates authority to its committees to carry out certain tasks on its behalf, so that it can operate efficiently and give the right level of attention and consideration to relevant matters.

The role and responsibilities of the committees are set out in their respective terms of reference, available on our website. The committee structure, delegation and reporting lines are set out in the diagram below.

In addition to the vertical lines of responsibility and reporting, the committees communicate and work together where required. For example, on some risk matters the SEH Committee collaborates with the Audit Committee. These lines of communication are shown in the diagram below.

Committee agendas and schedules of items to be discussed at future meetings are prepared in line with the terms of reference of each committee and take account of other topical matters.

At committee meetings, items are discussed and, as appropriate, matters are endorsed, approved or recommended to the Board by the committee. Following meetings, the chairman of each committee provides the Board with a summary of the main decisions and discussion points so the non-committee members are kept up to date.

Below the Board committees are a number of management committees, including the Executive Committee.

The Executive Committee has responsibility for making management and operational decisions about the day-to-day running of the Company. Further information on some of the management committees, including the membership and operation of the Executive Committee, is set out on pages 58 and 59.

Reports from each of the Board committees together with details of their activities during the year, are set out on the following pages.

Name	Attendance

Sir Peter Gershon	10 of 10
Steve Holliday	10 of 10
Andrew Bonfield	10 of 10
Tom King[1]	10 of 10
John Pettigrew	10 of 10
Nora Mead Brownell	10 of 10
Jonathan Dawson	10 of 10
Therese Esperdy	10 of 10
Paul Golby	10 of 10
Ruth Kelly	10 of 10
Mark Williamson	10 of 10

Nick Winser[2]	3 of 3
Philip Aiken[3]	9 of 9
Maria Richter[2]	3 of 3

1.  Tom King stepped down from the Board with effect from 31 March 2015.

2.  Nick Winser and Maria Richter stepped down from the Board with effect from

28 July 2014.

3.  Philip Aiken stepped down from the Board on 25 February 2015.

Dean Seavers was appointed to the Board with effect from 1 April 2015.

Committee membership during the year and attendance at meetings is set out in each of the individual committee reports later in this report.

Should any Director not be able to attend a Board or committee meeting, the Chairman and committee chairman are informed and the absent Director is encouraged to communicate opinions and comments on the matters to be considered.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	49

Corporate Governance
Corporate Governance continued

Audit Committee

Role

Oversees the Company’s financial reporting, and internal controls and their effectiveness, together with the procedures for identifying, assessing and reporting risks. It also oversees the services provided by the external auditors and their remuneration.

Review of the year

Challenging management on the action they are taking to continue to improve the US financial controls environment has remained a focus for the Committee over the past 12 months. Although there is work still to do, I am pleased to report we are now seeing steady progress in this area.

The US leadership team has been strengthened with the appointment of a new US Chief Financial Officer (CFO). The Finance Director and the US CFO have continued to keep the Committee up to date on progress with regular reports throughout the year on further proposed improvements and priorities.

The past year has also seen two other key appointments – a new Head of Corporate Audit (approved by the Committee in accordance with its terms of reference) and a new Head of Assurance. The Committee has received reports from both individuals on their initial observations of their respective functions and proposed changes and priorities for the year.

Following the delegation by the Board for oversight of risk management in relation to cyber security, the Committee received its first update from internal (corporate) audit on the process for identifying, mitigating, monitoring and responding to cyber security risks in March.

The Committee has been briefed on the changes to the regulatory environment, in particular the audit tender regulations published by the Financial Reporting Council, the implications of the Competition and Market Authority Order and the final European Commission regulations. We discussed and considered the timing of a tender for the external audit and agreed that an audit tender process should be run later this year. See page 53 for further details.

Committee membership has also undergone some changes. Maria Richter stepped down from the Board at the 2014 AGM. In 2015 we have said goodbye to Philip Aiken and welcomed Paul Golby and Therese Esperdy to the Committee in February and April respectively. I would like to thank Phil for his contribution and support to the Committee over the last six years. We are looking forward to working with Paul and Therese over what will be another busy year.

Significant issues

The most significant issue the Audit Committee considered in relation to the financial statements during the year were the US financial controls. The Committee also considered the presentation of exceptional items, the treatment of the liability management programme costs and accounting for agreed legal settlements. More detail is provided later in the report.

Other matters reviewed

Examples of other matters the Audit Committee reviewed:

The new Group consolidation system. Regular progress updates on the implementation which is expected to go live later this year.

Lessons learnt from the March 2014 year-end audit. The Committee noted the detailed plans produced by management and the external auditors to deliver a more efficient March 2015 year-end process, including the timing of certain audit testing and the approach to subsidiary statutory and regulatory accounts.

Sarbanes-Oxley Act 2002 testing and attestations. The Committee received regular updates on the status of testing and considered the impact of deficiencies reported at the May 2014 meeting. During the year, the Company adopted the revised framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Subsequently, a review of all internal controls of financial reporting was undertaken to ensure compliance with the updated framework. See page 41 for the Company’s statement on the effectiveness of internal control over financial reporting.

Accounting for rate regulated activities. The Committee endorsed management’s response to the discussion paper issued by the International Accounting Standards Board in September 2014 and believe that guidance should be introduced that results in the IFRS financial statements of the Company more closely reflecting its economic performance and position.

Fair, balanced and understandable. The requirement of the Code to ensure that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable in the context of the applicable accounting standards and confirmed this view to the Board.

Interim Management Statements (IMS). The Board’s decision to cease the publication of an IMS and the impact on the traditional role of the Committee. Depending on the content of future market updates, the Committee will review these prior to publication.

Cyber security risk management. A paper from internal

(corporate) audit on the status of our cyber security risk management and external good practice in September 2014. In setting the scope of its new responsibilities, the Committee considered the level of assurance currently provided by internal (corporate) audit and other assurance providers and the frequency and extent of information received. Subsequently, the Committee’s terms of reference were amended to include this additional responsibility in relation to the review of the governance processes over cyber security risk and the Committee now receives a regular update from the Head of Corporate Audit.

Risk management. Half-yearly updates on the management of key risks faced by the Company including changes to the corporate risk profile to reflect Executive Committee risk management discussions.

Committee membership and attendance table

Attendance is expressed as the number of meetings attended out of the number possible or applicable for the individual Director during the year to 31 March 2015. Biographical details and experience of Committee members are set out on pages 178 and 179.

Summarised below are the issues which attracted the most focus, and time, of the Committee in relation to the financial statements during the year.

US financial controls. The Committee has continued to devote a significant amount of time challenging management on the action they are taking to continue to improve the US finance control environment. There has been continued focus on embedding the enterprise resource planning system in the US and the benefits this system now brings. The Committee has received regular updates from management on progress against the measures taken to remediate US financial control deficiencies.

In October, a new US CFO was appointed to lead the US finance team. She initiated a granular review of the US finance function to understand the current service levels and key learnings from prior initiatives, including the successes as well as initiatives that did not fully achieve their goals.

The outputs from this review were incorporated into a new US finance function initiative which is intended to address the root cause of issues identified by the review and simplify and standardise processes.

In January 2015, the Committee received a presentation on the initiative to understand the approach being taken, the stages involved and the underlying issues that the initiative was aiming to resolve. Management sought input and feedback from the Committee on the direction, focus and timing of the proposed initiative. The Committee discussed the proposal and asked questions about the initiative before approving the approach. Regular updates will be provided to the Committee through the year so that progress can be monitored.

During the year, the Committee challenged management in the US on its regulatory filing obligations, noting that due to the system implementation issues, not all filings were made on time. Management presented and, during the course of the year, delivered on a detailed plan to complete the filings and remediate the process. All regulatory filings are now up to date and management communicated with the regulators throughout the process.

Presentation of exceptional items. At the half year and year end, the Committee examined an analysis of items to be classified as exceptional to make sure the items did not include income or costs relating to the underlying business performance.

In particular, the Committee considered the treatment of the liability management programme costs at the year end. Management proposed that the costs associated with the debt redemptions should be treated as exceptional as they were one-off, significant and outside the ordinary course of business. To include this cost in underlying finance costs would otherwise distort users’ understanding of the business performance. This proposal was in line with the exceptional items accounting policy in the Annual Report and Accounts and the historical treatment of debt redemption costs.

The Committee agreed that the classification of this item was appropriate. See note 4 footnote 8 on page 104.

Name	Attendance

Mark Williamson (chairman)	8 of 8
Paul Golby[1]	1 of 1
Ruth Kelly	8 of 8

Philip Aiken[2]	7 of 7
Maria Richter[3]	4 of 4

1. Paul Golby joined the Committee on 25 February 2015.

2. Philip Aiken stepped down from the Board with effect from 25 February 2015.

3. Maria Richter stepped down from the Board with effect from 28 July 2014.

Therese Esperdy was appointed to the Committee with effect from 22 April 2015.

Experience

The Board has determined that Mark:

●    has recent and relevant financial experience;

●    is a suitably qualified audit committee financial expert within the meaning of the SEC requirements; and

●    is independent within the meaning of the New York Stock

      Exchange listing rules.

Financial reporting

The Committee monitors the integrity of the Company’s financial information and other formal documents relating to its financial performance and makes appropriate recommendations to the Board before publication.

An important factor in the integrity of financial statements is making sure that suitable and compliant accounting policies are adopted and applied consistently on a year-on-year basis and across the Company. In this respect, the Committee also considers the estimates and judgements made by management when accounting for non-standard transactions, including the treatment of exceptional items. Two examples of these are set out below.

These considerations are supported by input from other assurance providers such as the group controls, risk management and ethics and compliance teams, the business separation compliance officer, internal (corporate) audit and the SEH Committee, as well as our external auditors. In addition, the Committee also considers reports of the Disclosure Committee. See page 59 for more information on the role of the Disclosure Committee.

The Committee reviews and approves the external audit plan annually (see page 53) and, as part of this, considers the significant risks upon which the external auditors will focus their audit. The independent auditors’ report (pages 79 to 84) highlights areas of focus, including some of the issues that the Committee discussed during the year.

Other risks, including the accuracy and valuation of treasury derivative transactions, accounting for pension obligations, accuracy of capital expenditure, revenue recognition and valuation of environmental provisions were not considered in detail by the Committee during the year as nothing significant arose that warranted Committee attention.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	51

Corporate Governance Corporate Governance continued

Accounting for agreed legal settlements. During the year, the Company reached negotiated settlement agreements in a legal case. The Company was awarded a total of £113 million (including allowance for legal costs incurred). Due to the size of the impact on the income statement, the Committee agreed with management’s decision that this was not considered to be exceptional for the year. The Committee reviewed and challenged the classification of the settlements and agreed that £56 million be recognised in the income statement in the year, with the remainder credited to property, plant and equipment. Management is waiting for confirmation from Ofgem of the regulatory treatment of these awards under RIIO.

Confidential reporting procedures and whistleblowing

The integrity of the financial statements is further supported by the confidential reporting and whistleblowing procedures we have in place. The Committee reviews these procedures once a year to make sure that complaints are treated confidentially and that a proportionate, independent investigation is carried out in all cases.

Internal (corporate) audit

The corporate audit function provides independent, objective assurance to the Audit, SEH and Executive Committees on whether our existing control and governance frameworks are operating effectively in order to meet our strategic objectives. Assurance work is conducted and managed in accordance with the Institute of Internal Auditor’s International Standards for the Professional Practice of Internal Auditing and Code of Ethics.

To keep the Committee informed of trends identified from the assurance work and to update on the progress against the corporate audit plan, the Head of Corporate Audit reports to the Committee at least twice each year. These reports present information on specific audits, as appropriate, summarise common control themes arising from the work of the team and update on progress with implementing management actions. Where control issues are identified, senior leaders may be invited to attend Committee meetings to provide a commentary around the actions they are taking to improve the control environment within their area of responsibility.

In order to meet the responsibility and objectives set out in the Corporate Audit Charter, audits of varying types and scopes are performed as part of the annual corporate audit plan. The audit plan is based on a combination of risk-based and cyclical reviews, together with a small amount of work that is mandated, typically by US regulators.

Inputs to the audit plan include risk registers, corporate priorities, external research of emerging risks and trends and discussions with senior management to ensure that the plan aligns with the Committee and Company’s view of risk. The audit plan is considered and approved by the Committee annually.

External audit

The Committee is responsible for overseeing relations with the external auditors, including the approval of fees, and makes recommendations to the Board on their appointment and reappointment. Details of total remuneration to auditors for the year, including audit services, audit-related services and other non-audit services, can be found in note 3(e) of the consolidated financial statements on page 102.

Auditor independence and objectivity

The independence of the external auditors is essential to the provision of an objective opinion on the true and fair view presented in the financial statements.

Auditor independence and objectivity is safeguarded by a number of control measures, including:

●	limiting the nature and value of non-audit services performed by the external auditors;
●	ensuring that employees of the external auditors who have worked on the audit in the past two years are not appointed to senior financial positions within the Company in line with our internal code;
●	monitoring the changes in legislation related to auditor objectivity and independence to help ensure we remain compliant;
●	providing a business conduct helpline that employees can use to report any concerns, including those relating to the relationships between Company personnel and the external auditor;
●	the rotation of the lead engagement partner at least every five years;
●	PwC’s internal independence rules and processes which have been designed to exceed professional standards and focus on both personal independence and scope of services;
●	independent reporting lines from PwC to the Committee and the opportunity to meet with the Committee independently; and
●	an annual review by the Committee of the structures, policies and practices in place to make sure the external auditors’ objectivity and independence is maintained.
A new lead engagement partner will be appointed for the 2015/16 financial year following the completion of the current lead audit partner’s tenure.

Non-audit services provided by the external auditors

In accordance with our policy, non-audit services provided by the external auditors above a threshold of £50,000 require approval in advance by the Committee.

Below this threshold, all requests are approved in advance by the Finance Director and do not require Committee pre-approval. This reduces the administrative burden on the Committee. A full list of all Committee and Finance Director approved non-audit work requests is presented to the Committee annually to ensure the Committee is aware of all non-audit services provided.

Additionally, the Committee receives quarterly reports from management on non-audit services and other consultants’ fees to monitor the types of services being provided and fees incurred.

Approval for the provision of non-audit services is given on the basis the service will not compromise independence and is a natural extension of the audit or if there are overriding business or efficiency reasons making the external auditors most suited to provide the service. Certain services are prohibited from being performed by the external auditors, as required under the Sarbanes-Oxley Act 2002.

Total non-audit services provided by PwC during the year ended 31 March 2015 were £0.9 million (2014: £1.7 million), which comprised 7% (2014: 13%) of total audit and audit-related fees (see note 3(e)).

Total audit and audit-related fees include the statutory fee and fees paid to PwC for other services that the external auditors are required to perform, for example regulatory audits and Sarbanes-Oxley Act attestation. Non-audit fees represent all other services provided by PwC not included in the above.

Non-audit services provided by PwC in the year included tax compliance services in territories other than the US (£0.4 million), the significant majority of which relates to the UK.

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

The annual review includes consideration of:

●  audit quality and the external audit process globally;

●  the auditors’ performance and delivery against the audit

    plan;

●  the expertise of the firm and our relationship with them

    including the level of challenge; and

●  the results of online questionnaires completed by the

Chairman, Committee members, Executive Directors and senior representatives from the finance team. The questions focused on: the quality of service; sufficiency of resources; planning and execution of the audit; communication and interaction; and overall satisfaction. No material issues were identified.

Following this year’s annual review, the Committee was satisfied with the effectiveness, independence and objectivity of the external auditors, and recommended to the Board their reappointment for a further year. A resolution to reappoint PwC and giving authority to the Directors to determine their remuneration will be submitted to shareholders at the 2015 AGM.

Audit tender

PwC have been the Company’s external auditors since the merger with Lattice Group plc in 2002, having been the incumbent external auditors of both the merging parties and the audit contract has not been put out to tender since then. Their performance has been reviewed annually by the Committee since that time.

The Committee discussed the implications of the Competition and Market Authority Order requiring FTSE 350 companies to hold an audit tender every 10 years as well as the final European Commission (EC) regulations, which came into EU legislation in June 2014. The Committee noted that based on the EC transitional arrangements, the final year in which PwC can be appointed as the Group’s auditors is for the year ended 31 March 2020.

At its meeting in May 2015, the Committee considered the timing of a potential tender for the external audit. The Committee considered the continued US financial controls improvement programme and the services we currently receive from other external audit firms that may be considered in a tender process. It concluded that, firstly, in order to ensure an orderly transition and secondly, to ensure compliance with the EC regulations on the provision of prohibited services, an audit tender process will be run later this year for the audit of the year ending 31 March 2018. PwC will not be invited to tender.

No representatives from PwC were present during the Committee’s discussion of the options for a tender of the external audit.

There are no contractual obligations restricting our choice of external auditors and we have not entered into any auditor liability agreement.

Audit quality

To maintain audit quality and provide comfort on the integrity of financial reporting, the Committee reviews and challenges the proposed external audit plan including the scope and materiality to make sure that PwC have identified all key risks and developed robust audit procedures and communication plans.

The Committee also considers PwC’s response to accounting, financial control and audit issues as they arise, and meets with them at least annually without management present, providing the external auditors with the opportunity to raise any matters in confidence.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	53

Corporate Governance Corporate Governance continued

Risk management and internal control

The Audit Committee monitors the effectiveness of the risk management and internal control processes during the year through the biannual reports it receives and reports to the Board on the outcome. The review covers all material controls, including financial, operational and compliance controls. Please see page 41 for further details about the review of effectiveness.

In support of our compliance with the New Code, reporting to the Audit Committee on risk management and internal control has been reviewed by the Board and refinements will be adopted for the financial year 2015/16.

Details of our internal control systems, including those relating to the financial reporting process, can be found on pages 38 to 41 and page 173.

Risk management

The Executive Committee discusses the principal risks faced by the Company and updates the corporate risk profile every six months. The approved profile is subsequently shared with the Audit Committee, along with US and UK regional risk profiles, as part of our continuous risk management process.

To continuously improve and remain at best practice levels, the risk management team reviews risk process standards, emerging trends and concepts being driven by the main consultancy firms and seeks to apply these as appropriate. The standards issued by the COSO and the international risk standard ISO 31000 continue to inform the principles of our risk management process.

During the year, we adopted the revised framework issued by the COSO for our internal controls over financial reporting. This introduced specific principles to cover fraud risk assessment and information technology. We also reviewed the procedures for the identification, assessment, mitigation and reporting of risks.

Further details of our risk management systems can be found on pages 38 to 41 and our risk factors are described in full on pages 173 to 176.

Compliance management

Compliance management has been integrated into a new Global Assurance team which incorporates ethics, risk management, licence management and records management with a view to improving visibility and reporting in all areas.

Biannual reports to the Committee focus on compliance with external legal obligations and regulatory commitments. During the year, the Committee requested that additional detail be added to the reports against each of the actual or potential non-compliance items identified to show the person responsible and provide a summary of the actions being taken to resolve the actual or potential non-compliance.

The Committee also received annual reports on the Company’s anti-bribery procedures and whistleblowing procedures and reviewed their adequacy. It noted that no material instances of non-compliance had been identified.

Going concern

Our going concern process is an extension of our business planning process, and is further supplemented by our annual budget and other liquidity risk management controls. Our five year business plan and one year budget were reviewed and approved by the Board at its meetings in November 2014 and March 2015 respectively. The Finance Committee provides ongoing oversight of our liquidity policy, which requires us to maintain sufficient liquidity for a rolling 12 month period.

Given our business model, current regulatory clarity and other factors impacting our operating environment, and the robustness of our business planning process and scenario analysis, we have concluded the going concern assessment period is the five years ending 31 March 2019, in line with our business plan. We will reassess this period annually in light of developments in our operating environment, business model and strategic priorities.

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

Our business model calls for significant capital investment to maintain and expand our network infrastructure. To deliver this, our business plan highlights that we will need to access capital markets to raise additional funds from time to time. We have a long and successful history in this regard. Our business plan also models various KPIs used by lenders and credit rating agencies in assessing a company’s credit worthiness. These models indicate that we should continue to have access to capital markets at commercially acceptable interest rates throughout the five year period. To monitor and control risks around access to capital markets, we have policies and procedures in place to help mitigate, as far as possible, any risk of a change in our credit ratings and other credit metrics.

Having made enquiries and reviewed management’s assessment of the going concern assumption, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the period of the going concern assessment. For this reason, the Directors are satisfied that, at the time of approving the financial statements, it is appropriate to continue to adopt the going concern basis in preparing the consolidated and individual financial statements of the Company.

More detail on our financial risks, including liquidity and solvency, is provided in note 30 to the consolidated financial statements. There have been no major changes to the Group’s significant liquidity and solvency risks in the year.

Finance Committee	Matters considered

Role

Sets policy and grants authority for financing decisions, credit exposure, hedging and foreign exchange transactions, guarantees and indemnities subject to the risk appetite approved by the Board. It also approves other treasury, tax, pension funding and insurance strategies and, if appropriate, recommends these to the Board.

Review of the year

My first eight months as chairman have been busy but enjoyable. In July, we said goodbye to Maria Richter who stepped down from the Board. I would like to thank her for her contribution to the Committee and for her guidance and support during the handover period.

As part of my induction to the Board and before taking over as chairman of the Committee, I met employees involved in the work of the Committee from finance, treasury, tax, pensions and insurance in the UK and US. I also had several opportunities to meet the wider UK and US tax, insurance and treasury teams which has furthered my understanding of our treasury operations.

This year, we continued to focus on funding plans to take into account international debt market conditions. The Committee reviewed and agreed a liability management programme which resulted in the repurchase of £0.9 billion of bonds.

The Committee also received regular updates on negotiations in relation to the European Investment Bank (EIB) loan before agreeing the £1.5 billion loan agreement with the EIB in November 2014.

We also considered the financial headroom policy. During the financial crisis, the Committee approved a policy to hold 12 months of liquidity and a minimum sum as cash or liquid assets. The Committee noted that the Group’s liquidity was monitored on a regular basis both internally and externally and took into consideration the sources of liquidity. In light of the improved access to liquidity the Committee approved a simplification of the policy.

External advisors have presented to the Committee throughout the year, including a credit rating agency on their methodology and an update from insurance brokers on the global property insurance market, including the current trading environment, market selection, new risks, client trends and the future outlook for insurance.

For the year ahead, we will focus on our funding needs, liquidity management, alternative sources of funding and pensions investment strategy.

Examples of matters the Committee considered during the year include:
● funding requirements and financing for the business plan;
● setting and reviewing treasury policies;
● treasury performance updates provided at each meeting;
● UK and US tax updates;
● US energy procurement activities;
● annual update on the electricity and gas trading activities in the UK;
● credit rating agencies’ view on the Company;
● foreign exchange policy;
● interest rate risk management;
● the draft going concern statement for the half and full-year results prior to consideration by the Audit Committee and Board;
● pensions updates, including funding of the Company’s pension deficits; and
● insurance renewal strategy.
Committee membership and attendance
Attendance is expressed as the number of meetings attended out of the number possible or applicable for the individual Director during the year to 31 March 2015.
	Name	Attendance

	Therese Esperdy¹ (chairman)	4 of 4
	Steve Holliday	4 of 4
	Andrew Bonfield	4 of 4
	Jonathan Dawson	4 of 4
	Ruth Kelly	4 of 4

	Maria Richter²	2 of 2

1. Chairman from 28 July 2014.
2. Maria Richter stepped down from the Board with effect from 28 July 2014.

The Committee in action

Evaluation of Committee performance

The Committee performance evaluation process this year was an upward facing process undertaken by non-Committee members and regular attendees/presenters. This was in line with the process adopted by the other committees (except the Nominations Committee).

The Committee concluded that it had operated effectively throughout the year and agreed an action plan for 2015/16 to further improve performance.

An update on the evaluation including the draft Committee action plan was reported to the Board in May 2015. Progress against the action plan will be monitored through the year by the Committee and the Board.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	55

Corporate Governance
Corporate Governance continued

Safety, Environment and Health Committee	Matters considered

Role

The Committee reviews the strategies, policies, initiatives, risk exposure, targets and performance of the Company and, where appropriate, of its suppliers and contractors in relation to safety, environment and health. It monitors the resources we use for compliance and driving improvement in these areas and reviews investigations into major incidents.

Review of the year

Following Philip Aiken’s departure from the Board at the end of February, I have taken over as chairman of the Committee. I have been a member of the Committee for the last three years and over this time we have seen the Company make significant progress in process safety management and the safety performance of both the UK and US businesses, with the US closing the gap on the UK in terms of employee and contractor LTIs. I hope to see further progress in these areas going forwards.

We welcomed Andrew Bonfield to the Committee at the beginning of the year. Andrew is a member of the Chief Financial Officers Leader Group of the Accounting for Sustainability (A4S) project, which challenges organisations to demonstrate the commercial rationale for incorporating sustainability into decision making and to manage the related risks and opportunities. He also chairs the Company’s Engineering Assurance Committee, which now reports on a six monthly basis to the Committee.

We have continued to focus on process safety and establishing a safety management system across both our UK and US businesses. We have spent time looking at the risks relating to our US LNG assets and the measures being introduced to address these (see ‘The Committee in action’ below).

Following a fatality involving a contractor at our Rhode Island gas distribution business, we spent time with senior local management considering the causes of the incident and how best to ensure that safety procedures are understood and complied with at all times, by both employees and contractors.

In terms of environmental matters, we have continued to monitor our strategy and approach to sustainability. In particular, we have looked at how we are working with governments and bodies such as the US Environmental Protection Agency to influence regulations that directly impact on our business.

We also considered the Health and Wellbeing strategy and the work being done on data management, improved line management training and providing support and guidance to employees to address levels of absenteeism.

Examples of matters the SEH Committee reviewed during the year include:
● ongoing monitoring of safety performance and significant incidents in both the US and the UK;
● lessons learnt and steps taken following a fatality of a member of the public in the UK in April 2014 and a contractor fatality in the US in November 2014;
● in-depth reviews of incidents in both the UK and US gas businesses where failure to follow due process led to high pressure releases placing the employees involved in potential danger;
● compliance with US gas pipeline safety regulations in the light of new regulations and evolving enforcement policies by our regulators;

●    review of the role and set up of the Engineering

      Assurance Committee which was formed last

      year to promote the application of common,

      consistent, engineering assurance

      methodologies across the Company;

● conclusion of a review of the interfaces between our IT systems and safety processes;
● the use of bars in the UK gas distribution business for the break up and removal of gas mains below 6” in diameter, looking at safety issues and available alternatives; and
● climate change strategy, including performance against emissions targets and carbon budgets.
Committee membership and attendance
Attendance is expressed as the number of meetings attended out of the number possible or applicable for the individual Director during the year to 31 March 2015.
	Name	Attendance

	Paul Golby (chairman)[1]	5 of 5
	Andrew Bonfield	4 of 5
	Nora Mead Brownell	5 of 5

	Philip Aiken[2]	5 of 5

1. Chairman from 25 February 2015.
2. Philip Aiken stepped down from the Board with effect from 25 February 2015.

The Committee in action

US LNG assets

As part of its focus on process safety and the management of major hazard assets, the Committee has spent time with the US business looking at the risks surrounding its LNG assets, as a number of these assets are located close to areas that have pockets of relatively dense population.

The Committee considered the possible risk reduction measures for two key sites, Commercial Point in Massachusetts and Providence in Rhode Island, where the risk levels had been established to be highest. Philip Aiken visited both sites and members of the Committee received additional training on LNG process safety risks and the relevant risk assessment methodologies.

Over the following 12 months the Committee, through regular reports, oversaw the implementation of the measures proposed, including the installation of automatic shutdown mechanisms which was completed at these plants in June 2014. The Committee also reviewed the proposed timetable for dike redesign and construction to improve containment of LNG escapes in the event of an incident and recommended completion be brought forward by several months.

Nominations Committee	Matters considered
Examples of matters the Nominations Committee considered during the year include:
● Director appointments and leavers, see page 58 for details of the Executive Director appointment process;
● Board and committee membership following changes to the composition of the Board;
● the executive succession planning focusing on the identification, development and readiness of successors to the Executive Committee in particular;

Role

Responsible for considering the structure, size and composition of the Board and committees, and succession planning. It also identifies and proposes individuals to be Directors and executive management reporting directly to the Chief Executive, and establishes the criteria for any new position.

● review of Sir Peter’s performance as Chairman, led by Mark Williamson, the SID;
● the proposed structure for the UK business;
● feedback on the key issues to be covered by the talent update paper to the Board to provide focus for the discussion; and
● the Committee’s performance; see ‘The Committee in action’ below.

Review of the year

Succession planning continues to be an important responsibility of this Committee, and is reflected in the time spent on the topic this year. The process of building a strong and effective Board requires a good balance of continuity and refreshment.

As described in my foreword to the Corporate Governance report, during the year we have undertaken a rigorous recruitment process to select Dean Seavers as a successor to Tom King, a key appointment to the Board. Details of our process are included later in this report on page 58.

Balance is an important consideration in recruitment, not only in terms of the number of Executive and Non-executive Directors, but also in terms of the range of expertise and backgrounds. In setting the specification of the role, we reviewed the existing skills, experience and diversity of the Board, including diversity of thinking styles, and identified areas that were essential or highly desirable in potential candidates.

The fit with current membership and how the individuals combine to add value was also taken in to account in the decision making process. Dean brings valuable skills and experience that complement the existing Board members and provides a fresh perspective and challenge to Board discussions.

Last year we set out eight measurable objectives to support our Board diversity policy. We have conducted our annual review of the policy and I am pleased to report that we are on track against the objectives we set.

We currently have 27.3% women on our Board and 24.1% in our senior management population. We have included examples of how the Company supports women throughout our businesses on page 25.

Following the changes in Board membership, the composition of the committees was also reviewed. Paul Golby has become chairman of the SEH Committee and joined the Audit Committee as a member in place of Philip Aiken to maintain continuity between the two committees.

The Committee also considers succession planning over the long-term, for both Executive and Non-executive positions, to ensure that we have the right mix of skills and experience as the Company evolves and so that change can be effectively managed.

Committee membership and attendance
Attendance is expressed as the number of meetings attended out of the number possible or applicable for the individual Director during the year to 31 March 2015.
	Name	Attendance

	Sir Peter Gershon (chairman)	5 of 5
	Nora Mead Brownell	5 of 5
	Jonathan Dawson	5 of 5
	Therese Esperdy	5 of 5
	Paul Golby	5 of 5
	Ruth Kelly	5 of 5
	Mark Williamson	5 of 5

	Philip Aiken[1]	4 of 4
	Maria Richter[2]	1 of 1

1. Philip Aiken stepped down from the Board with effect from 25 February 2015.
2. Maria Richter stepped down from the Board with effect from 28 July 2014.

The Committee in action

Evaluation of Committee performance

The Nominations Committee performance evaluation process took a slightly different approach to the evaluations for the Board and other committees. Committee members were asked to provide feedback on how effectively it had dealt with the main topics considered in the last year and its duties and responsibilities; how it had worked together as a unit; and the strengths and weaknesses of the Committee and how these could be addressed by the action plan.

Following consideration of the Committee’s performance over the year and the above questions, the Committee concluded that it had operated effectively throughout the year and agreed an action plan for 2015/16, which included refinements to the appointment process of future non-executive and executive directors to make sure that we continuously improve our robust approach, including briefings for Non-executive Directors on their role in the selection and appointment of executive directors.

Additionally, the time spent discussing senior executive succession planning will be reviewed to make sure that Committee input continues to be provided, as appropriate, to support senior appointments.

An update on the evaluation including the draft Committee action plan was reported to the Board in May 2015.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	57

          Corporate Governance

     Corporate Governance continued

Appointment process

Executive Director

The recruitment process undertaken for the appointment of Dean Seavers was formal, rigorous and transparent. The Nominations Committee appointed Korn Ferry as the search consultancy, and the following process was undertaken:

●   with input from the Committee members, a role and

     person specification was prepared;

●   Korn Ferry conducted initial searches, meeting eight

     potential candidates and shortlisted three candidates;

●   a series of interviews of the shortlisted candidates were

     conducted by Sir Peter Gershon, Steve Holliday,

     Andrew Bonfield, Mark Williamson, Nora Mead Brownell

     and Mike Westcott (the Group Human Resources

     Director);

●   following a review of the combined ratings from all the

     interviewers, the Nominations Committee selected two

     candidates for further consideration;

●   final interviews with the two candidates were carried out

     by Steve Holliday, Nick Winser, John Pettigrew, Nora

     Mead Brownell and members of the Executive

     Committee;

●   following discussion, the Nominations Committee

     recommended Dean Seavers as its preferred candidate

     for appointment to the Board, noting that all members

     had met Dean; and

●   the Board approved the appointment as recommended.

In addition to providing external search consultancy services to the Company, Korn Ferry also provided IT consultancy, e-learning services and coaching for senior management.

John Pettigrew was appointed to the Board with effect from 1 April 2014. A description of the process undertaken in relation to his appointment was provided in the 2013/14 Annual Report and Accounts.

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

We currently have 27% women on our Board and 22% women on our Executive Committee. The number of women in senior management positions and throughout the organisation is set out on page 25 along with examples of the initiatives to promote and support inclusion and diversity throughout our Company.

During the year, the Committee reviewed the Board diversity policy and progress made against the objectives which were approved to support the implementation of the policy as set out below:

The Board aspires to exceed the target of 25% of Board positions to be held by women by 2015.

Objective met – we currently have 27% women on our Board.

All Board appointments will be made on merit, in the context of the skills and experience that are needed for the Board to be effective.

Objective met – John Pettigrew and Dean Seavers were appointed on merit.

We will only engage executive search firms who have signed up to the Voluntary Code of Conduct on gender diversity.

Objective met – Korn Ferry are signed up to the code.

Where appropriate, we will assist with the development and support of initiatives that promote gender and other forms of diversity among our Board, executive and other senior management.

Objective met – see page 25 for further details.

Where appropriate, we will continue to adopt best practice in response to the Davies Review.

Ongoing – as appropriate.

We will review our progress against the Board diversity policy annually.

Objective met – ongoing.

We will report on our progress against the policy and our objectives in the Annual Report and Accounts along with details of initiatives to promote gender and other forms of diversity among our Board, Executive Committee and other senior management.

Objective met – ongoing.

We will continue to make key diversity data, both about the Board and our wider employee population, available in the Annual Report and Accounts.

Objective met – ongoing.

Progress against the objectives and the policy will continue to be reviewed annually and reported in the Annual Report and Accounts.

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

The Committee in action

During the year, the Executive Committee reviewed and discussed a proposed joint venture with the Berkeley Group. The strategic aim was to unlock value in our surplus London property portfolio and transform redundant land to help meet the current housing and commercial needs of London.

The proposal was initially presented to the Committee for consideration. Feedback was provided, with requests for further information and clarification on aspects of the proposal. Committee members then worked closely with management and specialist teams to develop the proposal.

The proposal returned to the Committee for review and was approved for recommendation to the Board. Following presentation and review at its November meeting, the Board gave final approval of the arrangement. The joint venture, called St William Homes, was formally announced in November.

The nine Committee members have a broad range of skills and expertise, which are updated through training and development. Some members also hold external non-executive directorships, giving them valuable board experience.

The Committee officially met 12 times this year, but the members interact much more regularly. Those members of the Committee who are not Directors regularly attend Board and committee meetings for specific agenda items. This means that knowledge is shared and every member is kept up to date with business activities and developments.

1    Steve Holliday, Committee chairman

2    Andrew Bonfield, Finance Director

3    Stephanie Hazell, Group Strategy & Corporate

      Development Director

4    Alison Kay, Group General Counsel & Company

      Secretary (see page 179 for her biography)

5    David Lister, Chief Information Officer

6    George Mayhew, Group Corporate Affairs Director

7    John Pettigrew, Executive Director, UK

8    Dean Seavers, Executive Director, US (joined the

      Committee on 1 April 2015 to replace Tom King)

9    Mike Westcott, Group Human Resources Director

Membership stated as at 1 April 2015.

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

Disclosure Committee

The role of the Disclosure Committee is to assist the Chief Executive and the Finance Director in fulfilling their responsibility for overseeing the accuracy and timeliness of the disclosures made – whether in connection with our presentations to analysts, financial reporting obligations or other material stock exchange announcements, including the disclosure of price sensitive information.

This year the Committee met to consider the announcements of the full and half year results and the July 2014 Interim Management Statement (IMS) and reported on the matters arising to the Audit Committee. In doing so it spent time considering the Company’s disclosure obligations relating to identified weaknesses in internal controls over financial reporting in the US, and whether these should be considered material for the Company as a whole, and the process for the publication of unaudited year-end financial results.

The Committee also considered the Company’s disclosure obligations relating to delays in cable manufacturing and the consequential impact on capital expenditure for the West Coast HVDC Link as well as the accounting treatment and disclosure for agreed legal settlements.

Following the removal of the requirement to publish an IMS, the Committee will review the investor newsletters prior to publication to the extent they contain updated technical guidance on the Company’s performance or other price-sensitive information.

The Committee also reports the results of its evaluation of the effectiveness of the Company’s disclosure controls to the Audit Committee.

The Committee is chaired by the Finance Director and its members are the Group General Counsel & Company Secretary, the Global Tax and Treasury Director, the Group Financial Controller, the Director of Investor Relations, the Head of Corporate Audit and the Deputy Group General Counsel, with other attendees as appropriate.

Index to Directors’ Report and other disclosures (starting on page indicated)
AGM page 48
Articles of Association page 177
Audit information page 78
Board of Directors page 43
Business model page 12
Change of control provisions page 184
Code of Ethics page 184
Conflicts of interest page 184
Contractual and other arrangements page 166
Directors’ indemnity page 185
Directors’ share interests page 72
Directors’ service contracts and letters of appointment page 67
Diversity page 25
Dividends page 02
Events after the reporting period page 180
Financial instruments page 95
Future developments page 06
Greenhouse gas emissions page 18
Human Rights page 185
Important events affecting the Company during the year page 04
Internal control page 38
Internal control over financial reporting page 41
Listing Rule 9.8.4 R cross reference table page 185
Material interests in shares page 180
People page 24
Political donations and expenditure page 185
Research and development page 185
Risk management page 38
Share capital page 181

The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing, and Disclosure and Transparency rules, comprising pages 06 to 75 and 164 to 191, was approved by the Board and signed on its behalf by:

Alison Kay

Group General Counsel & Company Secretary

Company number 4031152

20 May 2015

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	59

Corporate Governance
Directors’ Remuneration Report

Annual statement from the

Remuneration Committee chairman

Overview

Last year, over 96% of shareholders voted to approve a new remuneration policy for National Grid. Although the policy is not subject to shareholder vote again this year, we have reprinted it on pages 62 to 68 for ease of reference. The new policy followed an extensive review by the Remuneration Committee to assess how the remuneration framework needed to change to reflect developments in National Grid’s business – the introduction of a new eight year regulatory framework in the UK (RIIO), and the continued evolution of our US business.

National Grid’s shareholder returns are earned progressively through two main contributing factors. First, through careful management of long-term assets and their financing; and second, by building for future returns through a substantial, continuing and well-executed programme of long-term capital investment in regulated and non-regulated operations. Our aim was to make sure that shareholders’ and executives’ longer-term interests are clearly aligned through properly focused incentive plans and by requiring executives to have a significant shareholding in the Company. In summary, we concluded that:

●  there should be a significant weighting towards longer-term incentives and longer-term shareholding exposure for senior management through a reduction in the potential maximum Annual Performance Plan (APP) level, and an increase in the potential maximum Long Term Performance Plan (LTPP) level;

●  the bulk of remuneration should be paid in National Grid shares;

●  senior executives should be required to have a significant mandatory shareholding (500% of pre-tax salary for the CEO and 400% for other Executive Directors) and that no shares could be sold (except for meeting the tax on vesting) until the mandatory shareholding level was attained;

●  shares that vested under the LTPP, following the three year performance measurement period, had to be retained for a further two years, irrespective of whether the mandatory shareholding level had been attained; and

●  the metrics for LTPP performance should change to Return on Equity (RoE) and value growth. RoE provides a measurement of management’s performance in generating profit from the business, and value growth captures management’s longer-term performance in creating shareholder value.

We were clear that the new arrangements must only deliver higher rewards when executives had achieved a commensurately stronger performance. We believe that we have set threshold, target and stretch levels of performance accordingly. We also wanted to make sure that our commitment to increasing the annual dividend by at least RPI for the foreseeable future – an important element in shareholders’ total return – was linked to executive remuneration. The Committee, therefore, made it explicit that it had the power to reduce LTPP vesting if the Company failed to honour the dividend commitment, irrespective of the level of vesting resulting from the performance against the LTPP targets set by the Committee.

The Remuneration Committee believes that the policy endorsed last year by shareholders is fully aligned with the Company’s strategy and with the experience of shareholders in general. It also believes that, based on our appraisal of performance against our demanding targets to date, the policy is not inflationary compared with previous arrangements. We will, however, continue to reassess remuneration policy and targets for future awards so that we can remain confident they are still meeting the objectives set by the Committee.

Performance for the year

APP

National Grid has achieved another year of strong financial performance in the UK and solid performance in the US with record investment levels. The financial measures for the APP were adjusted EPS and either Group RoE, UK or US RoE depending on role. At 60.6 pence, the adjusted EPS figure for APP was up 6.3 pence (12%) on 2013/14. The EPS figure used for the APP calculation differs slightly to the reported EPS figure of 58.1 pence as it is adjusted for the impact of timing and actuarial assumptions on pensions and other post-employment benefits (OPEB). Group RoE was 11.8%, ahead of last year’s 11.4% result. Our UK RoE was 14.3%, including the benefit of a legal settlement referred to in the report of the Audit Committee on page 52. In the US, our RoE was 8.4%, which was slightly down on last year. As a result, in respect of financial metrics for the APP (representing 70% of the value of the award), we have made awards of between 50% and 100% of the maximum potential to the Executive Directors. The balance of the APP award is represented by performance against personal objectives set by the Remuneration Committee. As a result, we have made APP awards to the Executive Directors of between 64% and 119% of salary. Details of each Executive Director’s APP award are set out on page 70. This is the first year of the new policy for maximum APP payments, with the maximum being reduced from 150% of salary (for the 2013/14 awards) to 125%.

LTPP

2014 was the first year in which the maximum potential for the LTPP awarded during the year was increased in line with the new remuneration policy from 225% to 350% of salary for the Chief Executive and 200% to 300% of salary for the other Executive Directors. This is a three year plan and the performance outcomes will only be determined in July 2017. In 2014/15, Group RoE and value growth were both on target in relation to the 2014 LTPP parameters, with UK RoE around stretch, and US RoE below threshold.

The LTPP that vested during 2014/15 was that awarded in 2011. This included three performance measures: adjusted EPS; relative total shareholder return (TSR); and UK and US returns. The EPS measure vested at 31%, reflecting EPS growth just above the threshold target for this measure. The TSR measure vested at 98.3%, which reflects an annualised return to shareholders of 18.9% over the period. The UK and US returns measures are expected to vest at 100% and 25.9% respectively, reflecting strong operational performance in the UK, including the first two years of RIIO, and the impact of rate base growth and higher winter related costs in the US. As a result, the 2011 LTPP vested at between 46% and 66% for the Executive Directors. Details of each Executive Director’s vested LTPP are set out on pages 70 and 71.

Future targets

Details of future targets and historical performance are disclosed each year in respect of the LTPP. Details of historical performance against targets are disclosed each year in respect of the APP. We provide these details on pages 70 to 72 and page 74. Taking account of this year’s performance, as well as the challenges ahead, after careful consideration the Committee has decided to retain the same weighting of performance metrics and the same targets for the 2015 LTPP as last year and the same framework of metrics for the 2015/16 APP awards. The Committee believes that the targets for these metrics set appropriately demanding levels for executive performance. For the 2015 LTPP, the maximum payout will require an average annual Group RoE of 12.5% and an average annual value growth of 12% over the three year performance period. We will again review performance against metrics next year to judge whether any changes should be made to the weighting of the metrics or to the targets underlying the incentive in future awards.

Executive Director shareholdings

Executive Directors are now required to build up and hold a significant shareholding in the Company (500% of gross salary for the CEO and 400% for the other Executive Directors). Steve Holliday’s current shareholding is significantly above his shareholding requirement. The other Executive Directors, due to their relatively short time in the role, have not yet reached their increased level of shareholding requirement. On current projections, Andrew Bonfield and John Pettigrew should reach their required shareholding in 2017 and 2018 respectively. As Dean Seavers was only appointed to the Board on 1 April 2015, he is expected to take somewhat longer to reach his required shareholding.

Executive Director changes

Nick Winser stepped down from the Board at the 2014 AGM and will leave the Company at the end of July 2015 when his role will be redundant. Details of his termination payments are summarised on page 72. In October last year, it was announced that Tom King would also leave the Company at the end of March 2015 and would be succeeded as an Executive Director and President of National Grid’s US business by Dean Seavers. Tom King’s termination payments are also detailed on page 72. I confirm that all such payments to Nick Winser and to Tom King are in line with approved policy.

Dean Seavers joined the Company on 1 December 2014, and joined the Board on 1 April 2015, with a starting salary of US$1,000,000. He will be eligible for a prorated APP in respect of 2014/15 and also received an award of 300% of salary in respect of the 2014 LTPP. In addition to his starting package, he also received compensation for bonuses from his former employer that have been foregone amounting to US$250,000 paid on joining and a further US$250,000 to be paid one year later. He is a member of the US Defined Contribution Core Plan with Company contributions based on a percentage of salary and his APP award and a 401(k) plan match. All of these arrangements are in line with the approved policy on recruitment remuneration.

Salaries

For the year ahead, the Committee has awarded a salary increase of just below 1% to both Steve Holliday and Andrew Bonfield which is less than the 1.9% annual salary budget agreed for the 2015 managerial salary review in the UK. Dean Seavers will not receive any salary increase from 1 June 2015 which reflects the decision to have a 0% annual salary budget for the 2015 managerial salary review in the US.

John Pettigrew joined the Board on 1 April 2014 with a starting salary of £475,000 and he did not receive any salary increase from 1 June 2014. In line with the policy on recruitment remuneration, his salary was set below the market rate for equivalent roles. In the report last year, the Committee indicated that it would exercise its discretion in line with the policy to increase his salary towards market level by way of future increases in excess of those awarded to the wider workforce and inflation, subject to his performance. The Committee has decided to award him a 7% increase in salary from 1 June 2015 with further above inflation increases planned in the future to bring him closer to the market rate for his role, subject to his ongoing performance.

Conclusion

The Committee considers that the remuneration earned last year by Executive Directors is a fair reflection of the value achieved for shareholders. Their remuneration is, however, in a transitional phase since the APP outturn reflects a lower maximum potential (125% of salary versus 150% previously) while the level of LTPP vesting reflects both the previous policy limits and also the previous bases of measurement. This transitional phase will continue until 2017 when the last element of the 2013 LTPP finally vests and the 2014 LTPP (under the new policy) matures. We will report in detail on each element during this period to give shareholders as clear a view as is possible about the underlying performance of the new policy. This year the Committee is not seeking any changes to remuneration policy, so the only shareholder vote on remuneration is an advisory vote on the Directors’ Remuneration Report (Resolution 16). We believe we have correctly and fairly implemented the approved policy during the past year. We also believe that, while it is too early to be definitive, the new incentive arrangements that we initiated last year are beginning to prove their merits. On behalf of the Committee, I commend this report to you and ask for your support for the resolution at the Annual General Meeting.

Directors’ remuneration policy – approved by shareholders in 2014

The full Directors’ remuneration policy approved for three years from the date of the 2014 AGM held on 28 July 2014 is shown on pages 62 to 68 for ease of reference only. A shareholder vote on remuneration policy is not required in 2015. Please note that the information shown has been updated to take account of the fact that the policy is now approved and current rather than proposed. The tables showing the total remuneration opportunity on page 68 have also been updated to take account of Board departures and joiners and June 2015 salary levels. A copy of the remuneration policy is available on the Company website at investors.nationalgrid.com/reports/2013-14 (pages 60 to 66).

There may be circumstances from time to time when the Committee will consider it appropriate to apply some judgement and exercise discretion in respect of the approved policy. This ability to apply discretion is highlighted where relevant in the policy, and the use of discretion will always be in the spirit of the approved policy.

The Committee will honour any commitments made to Directors before the policy outlined in this report came into effect.

Our peer group

The Committee benchmarks its remuneration policy against appropriate peer groups annually to make sure we remain competitive in the relevant markets. The primary focus for reward benchmarking is the FTSE 11-40 for UK-based Executive Directors and general industry and energy services companies with similar levels of revenue for US-based Executive Directors. These peer groups are considered appropriate for a large, complex, international and predominantly regulated business.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	61

Corporate Governance
Directors’ Remuneration Report continued

Approved policy table – Executive Directors
Salary	Purpose and link to strategy: to attract, motivate and retain high-calibre individuals, while not overpaying.
Operation	Maximum levels	Performance metrics, weighting and time period applicable

Salaries are targeted broadly at mid-market level.

They are generally reviewed annually. Salary reviews take into account:

●  business and individual contribution;

●  the individual’s skills and experience;

●  scope of the role, including any changes in responsibility; and

●  market data in the relevant comparator group.

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

Benefits provided include:

●  company car or a cash alternative (UK only);

●  use of a driver when required;

●  private medical insurance;

●  life assurance;

●  personal accident insurance;

●  opportunity to purchase additional benefits under flexible benefits schemes available to all employees; and

●  opportunity to participate in the following HM Revenue & Customs (UK) or Internal Revenue Service (US) tax advantaged all-employee share plans:

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

If internally promoted:

●  retention of existing DB benefits without enhancement, except for capping of pensionable pay increases following promotion to Board; or

●  retention of existing UK DC benefits or equivalent cash in lieu; or

●  retention of existing US DC benefits plus 401(k) plan match, provided through 401(k) plan and non-qualified plans.

If externally appointed:

●  UK DC benefits or equivalent cash in lieu; or

●  US DC benefits plus 401(k) plan match.

Andrew Bonfield, John Pettigrew and Dean Seavers are treated in line with the above policy.

Steve Holliday and Nick Winser are provided with final salary pension benefits. For service prior to 1 April 2013, pensionable pay is normally the base salary in the 12 months prior to leaving the Company. For service from 1 April 2013 increases to pensionable pay are capped at the lower of 3% or the increase in inflation. The pension scheme rules allow for indexed prior salaries to be used for all members. They participate in the unfunded scheme in respect of benefits in excess of the Lifetime Allowance.

Tom King participated in a qualified pension plan and in an Executive Supplemental Retirement Plan. These plans were non-contributory, cash balance and final average pay plans. Tom’s benefits included compensation to buy out entitlements from his former employer that were lost on recruitment to National Grid.

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

US DC: 9% of base salary plus APP with additional 401(k) plan match of up to 4%.

Not applicable.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	63

Corporate Governance
Directors’ Remuneration Report continued

Annual Performance Plan	Purpose and link to strategy: to incentivise and reward the achievement of annual financial and strategic business targets and the delivery of annual individual objectives.
Operation	Maximum levels	Performance metrics, weighting and time period applicable

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

The DSP has been discontinued for APP awards made in respect of years from 2014/15. Instead 50% of awards are paid in shares, which (after any sales to pay tax) must be retained until the shareholding requirement is met, and in any event for two years after receipt.

Awards are subject to clawback and malus provisions.

The maximum award is 125% of salary.

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

The payout levels at threshold, target and stretch performance levels are 0%, 50% and 100% respectively.

Long Term Performance Plan	Purpose and link to strategy: to drive long-term performance, aligning Executive Director incentives to key strategic objectives and shareholder interests.
Operation	Maximum levels	Performance metrics, weighting and time period applicable

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

The maximum award for the CEO is 350% of salary and it is 300% of salary for the other Executive Directors.

For awards made between 2011 and 2013, the maximum award for the CEO was 225% of salary and 200% for the other Executive Directors.

For awards between 2011 and 2013 the performance measures and weightings were:

●  adjusted EPS (50%) measured over three years;

●  TSR relative to the FTSE 100 (25%) measured over three years; and

●  UK or US RoE relative to allowed regulatory returns (25%) measured over four years.

From 2014, the performance measures are:

●  value growth and Group RoE (for the CEO and Finance Director); and

● value growth, Group RoE and UK or US RoE (for the UK and US Executive Directors respectively).
LTPP table continued opposite

Long Term Performance Plan continued	Purpose and link to strategy: to drive long-term performance, aligning Executive Director incentives to key strategic objectives and shareholder interests.
Operation	Maximum levels	Performance metrics, weighting and time period applicable
For awards granted from 2014, participants must retain vested shares (after any sales to pay tax) until the shareholding requirement is met, and in any event for a further two years after vesting.

All are measured over a three year period.

The weightings of these measures may vary year to year, but would always remain such that the value growth metric would never fall below a 25% weighting and never rise above a 75% weighting.

Between 2011 and 2013, 25% of the award vested at threshold and 100% at stretch, with straight-line vesting in between. From 2014, only 20% vests at threshold.

Approved policy table – Non-executive Directors (NEDs)
Fees for NEDs	Purpose and link to strategy: to attract NEDs who have a broad range of experience and skills to oversee the implementation of our strategy.
Operation	Maximum levels	Performance metrics, weighting and time period applicable

NED fees (excluding those of the Chairman) are set by the Executive Committee in conjunction with the Chairman; the Chairman’s fees are set by the Committee.

Fee structure:

●  Chairman fee;

●  basic fee, which differs for UK- and US-based NEDs;

●  committee membership fee;

●  committee chair fee; and

●  Senior Independent Director fee.

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

There is no provision for termination payments.

	There are no maximum fee levels. The benefits provided to the Chairman are not subject to a predetermined maximum cost, as the cost of providing these varies from year to year.	Not applicable.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	65

Corporate Governance
Directors’ Remuneration Report continued

Shareholding requirement

The requirement of Executive Directors to build up and hold a relatively high value of National Grid shares ensures they share a significant level of risk with shareholders and their interests are aligned.

From 2014/15, Executive Directors are required to build up and retain shares in the Company. The level of holding required is 500% of salary for the CEO and 400% of salary for the other Executive Directors.

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

In order to facilitate buy-out arrangements as described above, existing incentive arrangements will be used to the extent possible, although awards may also be granted outside of these shareholder-approved schemes if necessary and as permitted under the Listing Rules.

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

The Company has a number of all-employee share plans that provide employees with the opportunity to become, and to think like, a shareholder. These plans include Sharesave and the SIP in the UK and the 401(k) and 423(b) plans in the US. Further information is provided on page 62.

Consideration of remuneration policy elsewhere

in the Company

In setting the remuneration policy, the Committee considers the remuneration packages offered to employees across the Company. As a point of principle, salaries, benefits, pensions and other elements of remuneration are benchmarked regularly to ensure they remain competitive in the markets in which we operate. In undertaking such benchmarking, our aim is to be at mid-market level for all job bands, including those subject to union negotiation.

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

The contracts contain provisions for payment in lieu of notice, at the sole and absolute discretion of the Company. Such payments are limited to payment of salary only for the remainder of the notice period. In the UK such payments would be phased on a monthly basis, over a period no greater than 12 months, and the Executive Director would be expected to mitigate any losses where employment is taken up during the notice period. In the US, for tax purposes the policy is to make any payment in lieu of notice as soon as reasonably practicable, and in any event within two and a half months of the later of 31 December and 31 March immediately following the notice date.

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

Executive Directors
Andrew Bonfield	1 November 2010
Steve Holliday	1 April 2006
John Pettigrew	1 April 2014
Dean Seavers	1 December 2014 (appointed as
Executive Director 1 April 2015)

Non-executive Directors
Nora Mead Brownell	1 June 2012
Jonathan Dawson	4 March 2013
Therese Esperdy	18 March 2014
Sir Peter Gershon	1 August 2011
Paul Golby	1 February 2012
Ruth Kelly	1 October 2011
Mark Williamson	3 September 2012

Please note that the information shown above is different to that contained in the approved policy as it has been updated to take account of Board departures and joiners during the year.

External appointments

The Executive Directors may, with the approval of the Board, accept one external appointment as a non-executive director of another company and retain any fees received for the appointment. Experience as a board member of another company is considered to be beneficial personal development, that in turn is of value to the Company.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	67

Corporate Governance
Directors’ Remuneration Report continued

Total remuneration opportunity

The total remuneration for each of the Executive Directors that could result from the remuneration policy in 2015 under three different performance levels – below threshold (when only fixed pay is receivable), on target and maximum – is shown below.

Note that the information shown below is different to that contained in the approved policy as it has been updated to take account of Board departures and joiners during the year, and also to reflect the impact of the policy on 2015 remuneration, rather than 2014.

Andrew Bonfield £’000	Steve Holliday £’000

John Pettigrew £’000	Dean Seavers £’000

1.    ‘Fixed pay’ for Andrew Bonfield, Steve Holliday and John Pettigrew consists of salary, pension and benefits in kind as provided under the remuneration policy. ‘Fixed pay’ for Dean Seavers consists of salary, the part of his pension that is aligned with salary (see footnote 4 below) and benefits in kind as provided under the remuneration policy.

2. Salary is that to be paid in 2015/16, taking account of the increases that will be effective from 1 June 2015 shown on page 74.
3. Benefits in kind are as shown in the single total figure of remuneration table for 2014/15 on page 69, except for Dean Seavers for whom benefits in kind are assumed to be $37,000.

4.    Pension is as shown in the single total figure of remuneration table for 2014/15 on page 69, except for Andrew Bonfield for whom pension is shown as 30% of salary and Dean Seavers, for whom pension is shown as 13% of salary plus 13% of APP. This is made up of a 9% Core Plan contribution and a 4% Company match to his 401(k) plan. The element of Dean’s pension that is aligned with salary is shown within ‘Fixed pay’ and the element of his pension that is aligned with APP is shown within ‘APP’.

5.    APP calculations are based on 125% of salary for the period 1 April 2015 to 31 March 2016. For Dean Seavers, APP also includes the part of his pension that is aligned with APP (see footnote 4 above).

6.    LTPP calculations are based on awards with a face value at grant of 350% of 1 June 2015 salary for Steve Holliday and 300% of 1 June 2015 salary for all other Executive Directors. They, therefore, exclude future share price movement.

7.    LTPP and APP payout is 50% for on target performance and the maximum is 100% for achieving stretch performance.

8.    Dean Seaver’s remuneration opportunity has been converted at $1.58:£1.

Statement of consideration of shareholder views

The Committee considers all feedback received from shareholders throughout the year. While the Committee understands that not all shareholders’ views will be the same, we consult with our larger shareholders on a regular basis to understand their expectations with regard to executive remuneration issues and any changes in shareholder views in this regard. In 2013/14, we consulted larger shareholders on the proposed changes to remuneration policy. Shareholders were supportive of the direction of change proposed, particularly increasing holding periods for awards and retention thresholds. Several responses suggested a number of small changes and where possible the Committee reflected these changes in the proposals that were approved at the 2014 AGM.

Annual report on remuneration
Statement of implementation of remuneration policy in 2014/15
Role of Remuneration Committee
The Committee is responsible for recommending to the Board the remuneration policy for Executive Directors and the other members of the Executive Committee and for setting the remuneration policy for the Chairman. The aim is to align remuneration policy to Company strategy and key business objectives and ensure it reflects our shareholders’, customers’ and regulators’ interests.
Members of the Committee
All members of the Committee are independent. Committee membership during the year and attendance at meetings is set out below:
Member											Attendance

Jonathan Dawson											6 of 6
Nora Mead Brownell											6 of 6
Paul Golby											6 of 6
Mark Williamson											6 of 6

The Committee’s activities during the year
Meeting	Main areas of discussion

April

Benchmarking data review for Executive Directors and Executive Committee members

Framework for the 2014/15 APP and 2014 LTPP

Executive Directors’ shareholdings

2014 Directors’ Remuneration Report

Terms of reference and code of conduct for advisors to the Committee

May

Annual salary review and LTPP proposals for Executive Directors and Executive Committee

2013/14 APP financial outturns and individual performance and confirmation of awards

APP targets for 2014/15 financial year

September	Remuneration package for new US Executive Director (Dean Seavers) and exit arrangements for incumbent (Tom King)
November	Update on corporate governance and disclosure issues and review of AGM outcome Review of 2014 LTPP and 2014/15 APP metrics
February	Benchmarking data review for Executive Directors and Executive Committee remuneration Framework for the 2015 LTPP 2015 Directors’ Remuneration Report Committee evaluation
March	Metrics and targets for APP framework for 2015/16 Review of objectives for CEO and direct reports for APP 2015/16

Single total figure of remuneration – Executive Directors (audited information)
The following table shows a single total figure in respect of qualifying service for 2014/15, together with comparative figures for 2013/14:
	Salary		Benefits in kind		APP		LTPP/PSP		Pension		Total
	£’000		£’000		£’000		£’000		£’000		£’000
	2014/15	2013/14	2014/15	2013/14	2014/15	2013/14	2014/15	2013/14	2014/15	2013/14	2014/15	2013/14

Andrew Bonfield	727	712	58	55	854	790	1,300	1,418	218	214	3,157	3,189
Steve Holliday	1,021	1,000	40	35	1,210	1,169	2,051	2,179	523	418	4,845	4,801
Tom King	748	715	35	23	484	595	1,051	1,732	589	1,111	2,907	4,176
John Pettigrew	475	–	18	–	527	–	408	–	451	–	1,879	–
Nick Winser	182	546	5	12	205	704	693	1,177	85	212	1,170	2,651

Total	3,153	2,973	156	125	3,280	3,258	5,503	6,506	1,866	1,955	13,958	14,817

1.  Base salaries were last increased on 1 June 2014. At this time Andrew Bonfield, Steve Holliday and Tom King all received salary increases of 2.5%, in line with the salary increase given to other employees of the Company. John Pettigrew joined the Board on 1 April 2014 and was not given a salary increase at 1 June 2014. Nick Winser was not given a salary increase at 1 June 2014, as he was stepping down from the Board at the 2014 AGM. Tom King’s annual salary was converted at $1.58:£1 in 2014/15 and $1.62:£1 in 2013/14.

2.  Benefits in kind include private medical insurance, life assurance, either a fully expensed car or a cash alternative to a car and the use of a driver when required. For Andrew Bonfield, Steve Holliday and John Pettigrew, it also includes the benefits of Sharesave options granted during the year. For Andrew Bonfield, a cash allowance in lieu of pension contributions is included within pension rather than benefits in kind.

3. The APP value for 2013/14 is the full award before the 50% mandatory deferral into the DSP.

4.  A portion of the 2011 LTPP award vested in July 2014, with the remainder due to vest in July 2015. The above value is based on the share price (855 pence) on the vesting date (1 July 2014) for that portion that vested on 1 July 2014, and the average share price over the three months from 1 January 2015 to 31 March 2015 (899 pence) for that portion due to vest on 1 July 2015. In the prior year the 2010 PSP award vested and entered a retention period which ended in June 2014. The above valuation is based on the share price (744 pence) on the vesting date (1 July 2013).

5.  The pension figure for Tom King is based on his accrued benefit at date of leaving. Tom is required to take his benefit from age 55 (2016) and, under the provisions of the plan, his pension will be reduced for early payment.

6. John Pettigrew was appointed to the Board on 1 April 2014, and hence his single total figure of remuneration for 2013/14 was £nil.

7.  Nick Winser stood down from the Board on 28 July 2014. His salary, benefits in kind and APP for 2014/15 shown above are prorated to reflect qualifying service between 1 April and 28 July 2014 during which time Nick was a member of the Board. The 2011 LTPP for 2014/15 shown above is not prorated, as this relates to the three-year period ended 30 June 2014, prior to Nick standing down from the Board. The 2011 LTPP only includes the EPS and TSR portion that vested during the year. The RoE portion is not included as Nick was not a Director at the end of the year. The RoE portion will be disclosed in the 2015/16 Remuneration Report under payments to past Directors. The pension for 2014/15 shown above represents pension earned by Nick over the full year to 31 March 2015, as required by BIS disclosure regulations.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	69

Corporate Governance
Directors’ Remuneration Report continued

Performance against targets for APP 2014/15 (audited information)
APP awards are earned by reference to the financial year and paid in June. The APP awards earned in 2014/15 were:
Financial measures		Proportion of max achieved	Proportion of salary
			Andrew Bonfield		Steve Holliday		Tom King		John Pettigrew		Nick Winser
	Target Actual		Max	Actual	Max	Actual	Max	Actual	Max	Actual	Max	Actual

Adjusted EPS (p/share)	54.7 60.6	100%	43.75%	43.75%	43.75%	43.75%	43.75%	43.75%	43.75%	43.75%	43.75%	43.75%
Group RoE (%)	11.2 11.8	100%	43.75%	43.75%	43.75%	43.75%	–	–	–	–	–	–
UK RoE (%)	13.7 14.3	83.33%	–	–	–	–	–	–	43.75%	36.46%	43.75%	36.46%
US RoE (%)	9.0 8.4	0%	–	–	–	–	43.75%	0%	–	–	–	–
Individual objectives	See below		37.5%	30%	37.5%	31%	37.5%	21%	37.5%	30.8%	37.5%	32.5%

Totals			125%	117.5%	125%	118.5%	125%	64.75%	125%	111.04%	125%	112.71%

APP awarded			£854,029		£1,209,687		£484,464		£527,440		£205,132

1.  In relation to the financial measures, threshold, target and stretch performance pays out at 0%, 50% and 100% respectively and on a straight-line basis in between threshold  and target performance and target and stretch performance.

2. Adjusted EPS is amended for the impact of timing and actuarial assumptions on pensions and OPEBs.
3. The UK RoE comprises the reported 13.7% plus a discretionary adjustment of 60bps to include the benefit of a one-off legal settlement.
4. Nick Winser’s APP award for 2014/15 is prorated to reflect the period between 1 April and 28 July 2014 when he was a member of the Board.

Individual objectives

The individual performance objectives of the Executive Directors and Executive Committee for 2014/15 were set by reference to the Company’s overall strategic priorities for the year including building on our strong safety performance; the drive for business growth in the UK and US; delivery of operational excellence and improvement in overall Company performance and service to customers; promotion of new ideas to work more efficiently and effectively; strengthening the talent pipeline and keeping all our people fully engaged; working with external stakeholders to shape energy policy and embed sustainability into our decision making to preserve natural resources and focus on environmental issues. Measureable levels of threshold, target and stretch performance are agreed, paying out at 0%, 50% and 100% respectively. The following table indicates the primary area of focus of the individual performance objectives of the Executive Directors for 2014/15, together with their overall performance against these objectives:

				Andrew Bonfield		Steve Holliday		Tom King		John Pettigrew		Nick Winser

Safety						●		●		●		●
Business growth						●		●		●		●
Capability development				●		●		●		●		●
Stakeholder relations				●				●		●		●
Employee engagement				●		●		●		●		●
Financial strategy				●
Operational excellence				●		●		●		●		●
Customer experience								●		●
Group strategy						●

Proportion of maximum achieved:				80%		82.7%		56%		82.2%		86.6%

1. The scoring for Nick Winser is for the period between 1 April and 28 July 2014 when he was a member of the Board.

2014/15 LTPP performance (audited information)

The LTPP value included in the 2014/15 single total figure relates to vesting of the conditional LTPP award granted in 2011. Part of the award – that dependent on performance over the three years ending 31 March 2014 for the EPS measure (50% weighting) and over the three years ending 30 June 2014 for the TSR measure (25% weighting) – vested on 1 July 2014. The remaining 25% weighting of the 2011 LTPP relates to the RoE measure. This is made up of the UK RoE measure for the UK Executive Directors, the US RoE measure for the US Executive Director and both the UK RoE measure and the US RoE measure in equal weightings for the CEO and Group Finance Director. The UK RoE measure is measured over the four years ending 31 March 2015 and the US RoE measure is measured over the four years ending 31 December 2014. However, the award does not vest until four years after the grant date, i.e. until 1 July 2015. The performance achieved against the performance targets, including the expected vesting percentage for the RoE measures, was:

Performance measure	Threshold – 25% vesting	Maximum – 100% vesting	Actual/expected vesting	Actual/expected proportion of maximum achieved

TSR ranking (25% weighting)	Ranked at median of the comparator group (FTSE 100)	7.5 percentage points or more above median	7.33 percentage points above median	98.3%
Adjusted EPS (50% weighting)	EPS growth exceeds RPI increase by 3 percentage points	EPS growth exceeds RPI increase by 8 percentage points or more	Exceeded RPI increase by 3.4 percentage points	31.0%

UK RoE (12.5% weighting for the CEO and Group Finance Director; 25% weighting for the UK Executive Director)	RoE is equal to the average allowed regulatory return	RoE is 2 percentage points or more above the average allowed regulatory return	Exceeded average allowed regulatory return by 3.1 percentage points	100%
US RoE (12.5% weighting for the CEO and Group Finance Director; 25% weighting for the US Executive Director)	RoE is 1 percentage point below the average allowed regulatory return	RoE is 1 percentage point or more above the average allowed regulatory return	0.98 percentage points below the average allowed regulatory return	25.9%

The amounts vesting under the 2011 LTPP during the year and included in the 2014/15 single total figure are as follows:
	Original number of share awards in 2011 LTPP		Overall vesting percentage (including expected vesting percentage for RoE measure)	Number of awards vesting (including expected vesting for RoE measure)		Dividend equivalent shares	Total value of awards vesting (including expected vesting for RoE measure) and dividend equivalent shares (£’000)

Andrew Bonfield		229,463	55.81%	128,063		21,722	1,300
Steve Holliday		362,148	55.81%	202,115		34,284	2,051
Tom King		45,537 (ADSs)	46.55%	21,196 (ADSs)		2,881 (ADSs)	1,051
John Pettigrew		61,212	65.07%	39,832		6,951	408
Nick Winser		174,986	53.43%	70,121		10,949	693

1.	The above valuation is based on the share price (855 pence:$68.47) on the vesting date (1 July 2014) for the EPS and TSR elements of the award, and the average share price over the three months from 1 January 2015 to 31 March 2015 (899 pence:$70.33) for the RoE element of the award. The valuation for Tom King is converted at $1.58:£1.
2.	Tom King’s awards are over ADSs and each ADS represents five ordinary shares.
3.	For Nick Winser, the valuation excludes the RoE element of the award.
Total pension benefits (audited information) The table below provides details of the Executive Directors’ pension benefits:
	Total contributions to DC-type pension plan £’000	Cash in lieu of contributions to DC-type pension plan £’000	Accrued DB-type pension at 31 March 2015 £’000 pa	Increase in accrued DB-type pension over year £’000 pa	Reduction in salary due to FPS £’000	Increase/ (decrease) in any lump sum £’000	Value of pension benefit calculated using BIS methodology £’000	Normal retirement date

Andrew Bonfield	–	218	–	–	–	–	218	17/08/2027
Steve Holliday	–	–	546	29	61	1	523	26/10/2016
Tom King	8	–	581	29	–	–	589	01/01/2027
John Pettigrew	–	–	143	21	28	63	451	26/10/2031
Nick Winser	–	–	297	6	27	(6)	85	06/09/2020

1.	The UK-based Executive Directors participate in FPS, a salary sacrifice arrangement. Under FPS, the individual’s salary is reduced by an amount equal to the employee pension contribution that would have been paid into the scheme. An equivalent contribution is paid into the scheme by the employer.
2.	For Steve Holliday, in addition to the accrued DB-type pension at 31 March 2015 above, there is an accrued lump sum entitlement of £127,000 as at 31 March 2015. The increase to the accumulated lump sum, net of inflation, was £1,000 in the year to 31 March 2015.
3.	For Nick Winser, in addition to the accrued DB-type pension at 31 March 2015 above, there is an accrued lump sum entitlement of £316,000 as at 31 March 2015. The accumulated lump sum reduced by £6,000 in the year to 31 March 2015, after allowing for inflation.
4.	For John Pettigrew, in addition to the accrued DB-type pension at 31 March 2015 above, there is an accrued lump sum entitlement of £428,000 as at 31 March 2015. The increase to the accumulated lump sum net of inflation was £63,000 in the year to 31 March 2015.
5.	For Tom King, the exchange rate as at 31 March 2015 was $1.49:£1 and as at 31 March 2014 was $1.67:£1. Through Tom King’s participation in the 401(k) plan in the US (a DC arrangement) the Company made contributions worth £8,076.
6.	For Steve Holliday, John Pettigrew and Nick Winser, the increase in accrued DB-type pension over the year shown above is net of inflation, as UK pensions in payment or deferment increase in line with inflation. For Tom King, the increase in accrued DB-type pension over the year shown above does not allow for inflation, as US pensions in payment or deferment do not increase in line with inflation.
7.	In accordance with BIS methodology, the pension benefit for Andrew Bonfield is calculated as the aggregate of contributions made to a DC-type pension plan (£nil) and cash in lieu of contributions to a DC-type pension plan (£218,000). In accordance with BIS disclosure regulations, the pension benefit for Steve Holliday, Tom King, John Pettigrew and Nick Winser is calculated as the increase in accrued DB-type pension over the year shown above multiplied by 20 plus the increase or less the decrease in the lump sum shown above, less the reduction in salary due to FPS plus total contributions made to DC-type pension plans. Each element is calculated separately and rounded to produce the numbers in the table above.
8.	There are no additional benefits in the event of early retirement.

Single total figure of remuneration – Non-executive Directors (audited information)

The following table shows a single total figure in respect of qualifying service for 2014/15, together with comparative figures for 2013/14:

			Fees £’000		Other emoluments £’000		Total £’000
			2014/15	2013/14	2014/15	2013/14	2014/15	2013/14

Philip Aiken			84	88	–	–	84	88
Nora Mead Brownell			91	88	–	–	91	88
Jonathan Dawson			96	84	–	–	96	84
Therese Esperdy			91	3	–	–	91	3
Sir Peter Gershon			488	475	16	17	504	492
Paul Golby			81	76	–	–	81	76
Ruth Kelly			79	76	–	–	79	76
Maria Richter			33	101	–	–	33	101
Mark Williamson			118	99	–	–	118	99

Total			1,161	1,090	16	17	1,177	1,107

1.	Sir Peter Gershon’s other emoluments comprise private medical insurance, cash in lieu of a car and the use of a driver when required.
LTPP (conditional award) granted during the financial year (audited information)
LTPP			Basis of award	Face value ’000		Proportion vesting at threshold performance	Number of shares	Performance period end date

Andrew Bonfield			300% of salary	£2,189		20%	248,470	June 2017
Steve Holliday			350% of salary	£3,588		20%	407,138	June 2017
Tom King			300% of salary	$3,561		20%	47,668 (ADSs)	June 2017
John Pettigrew			300% of salary	£1,425		20%	161,720	June 2017
Nick Winser			0% of salary	£nil		n/a	n/a	n/a

1.	The face value of the awards is calculated using the share price at the date of grant (29 July 2014) (£8.8115 per share and $74.7032 per ADS).

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	71

Corporate Governance
Directors’ Remuneration Report continued

Performance conditions for LTPP awards granted during the financial year (audited information)
	Weighting				Conditional share awards granted – 2014

Performance measure	Andrew Bonfield	Steve Holliday	Tom King	John Pettigrew	Threshold – 20% vesting		Maximum – 100% vesting

Group RoE	50%	50%	25%	25%	11.0%		12.5% or more
UK RoE				25%	1 percentage point above the average allowed regulatory return		3.5 percentage points or more above the average allowed regulatory return
US RoE			25%		90% of the average allowed regulatory return		105% or more of the average allowed regulatory return
Value growth	50%	50%	50%	50%	10.0%		12.0% or more

DSP (conditional award) granted during the financial year (audited information)

The 2014 award (granted 17 June 2014) is the final DSP award that will be made and relates to the 2013/14 award made under the previous remuneration policy.

DSP			Basis of award		Face value ’000	Number of shares	Release date

Andrew Bonfield			50% of APP value		£395	47,048	17 June 2017
Steve Holliday			50% of APP value		£585	69,653	17 June 2017
Tom King			50% of APP value		$482	6,566 (ADSs)	17 June 2017
John Pettigrew			33% of APP value		£120	14,350	17 June 2017
Nick Winser			50% of APP value		£352	41,924	17 June 2017

1.  The face value of the awards is calculated using the share price at the date of grant (17 June 2014) (£8.3922 per share and $73.4150 per ADS).

2.  The award made in 2014/15 is 50% of the 2013/14 APP value except for John Pettigrew.

3.  The award made in 2014/15 for John Pettigrew is 33% of the 2013/14 APP value to reflect his terms before his appointment to the Board on 1 April 2014.

Conditions for DSP awards granted during the financial year

DSP awards are subject only to continuous employment.

Payments for loss of office (audited information)

Payments made to Directors for loss of office during 2014/15 were as follows:

	Description	Amount

Tom King	Payment in lieu of notice.	$692,388 paid in April 2015.
Remuneration Committee exercised its discretion to award ‘good leaver’ status for outstanding 2011, 2012, 2013 and 2014 LTPP awards and DSP awards. Date of leaving: 31 March 2015.

86,043 awards remain outstanding, having been prorated for time served during the performance period (LTPP awards: 2011: 11,385; 2012: 40,200; 2013: 22,542; 2014: 11,916). Awards remain subject to performance conditions, measured at normal performance measurement date.

DSP awards vest on the termination date (DSP awards: 2012: 11,332 (ADSs); 2013: 7,119 (ADSs); 2014: 6,566 (ADSs)).

Nick Winser	Statutory redundancy payment.	£11,925 payable in August 2015.
Remuneration Committee exercised its discretion to award ‘good leaver’ status for outstanding 2011, 2012 and 2013 LTPP awards and DSP awards.

295,047 awards remain outstanding, having been prorated for time served during performance period (LTPP awards: 2011: 43,746; 2012: 154,049; 2013: 97,252). Awards remain subject to performance conditions, measured at normal performance measurement date. DSP awards vest on the termination date (DSP awards: 2012: 39,682; 2013: 33,741; 2014: 41,924).

Immediate payment of accrued pension benefits from date of leaving.

In accordance with the scheme rules, and as for all scheme members, there is no enhancement to or reduction of the accrued benefits for redundancy leavers.

Option to exchange pension for lump sum payable at date of leaving.

Stepped down from the Board at 2014 AGM on 28 July 2014.

Date of leaving: 31 July 2015.

£715,000 lump sum payable in August 2015.

£24,000 residual pension payable monthly from 1 August 2015 increasing annually with inflation.

The lump sum and residual pension figures are subject to final member option confirmation and may vary depending on the changes in inflation at date of leaving.

Payments to past Directors (audited information)

There were no payments made to past Directors during 2014/15.

Shareholder dilution

Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive share-based incentives will not exceed 5% in any 10 year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10 year period. The Committee reviews dilution against these limits regularly and under these limits the Company, as at 31 March 2015, had headroom of 4.12% and 7.95% respectively.

Statement of Directors’ shareholdings and share interests (audited information)

The Executive Directors are required to build up and hold a shareholding from vested share plan awards. Deferred share plan awards are not taken into account for these purposes until the end of the deferral period. Shares are valued for these purposes at the 31 March 2015 price, which was 865 pence per share ($64.61 per ADS) except for Nick Winser whose shares are valued at the 28 July 2014 share price of 879 pence per share.

The following table shows how each Executive Director complies with the shareholding requirement and also the number of shares owned by the Non-executive Directors, including connected persons. For Philip Aiken, Maria Richter and Nick Winser, the shareholding is as at the date they stepped down from the Board. For all others it is as at 31 March 2015.

Directors	Share ownership requirements (multiple of salary)	Number of shares owned outright (including connected persons)	Number of shares held as a multiple of current salary	Number of options granted under the Sharesave Plan	Conditional share awards subject to performance conditions (LTPP 2011, 2012, 2013 and 2014)	Conditional share awards subject to continuous employment (DSP 2012, 2013 and 2014)

Executive Directors
Andrew Bonfield	400%	172,166	204%	5,443	713,728	147,904
Steve Holliday	500%	1,086,725	917%	3,524	1,142,170	202,704
Tom King	400%	111,610	608%	–	144,894	25,017
John Pettigrew	400%	138,562	252%	5,994	292,779	40,370
Nick Winser	400%	506,519	815%	–	356,540	115,347

Non-executive Directors
Philip Aiken	–	4,900	n/a	–	–	–
Nora Mead Brownell	–	5,000	n/a	–	–	–
Jonathan Dawson	–	25,179	n/a	–	–	–
Therese Esperdy	–	0	n/a	–	–	–
Sir Peter Gershon	–	79,450	n/a	–	–	–
Paul Golby	–	2,500	n/a	–	–	–
Ruth Kelly	–	800	n/a	–	–	–
Maria Richter	–	14,357	n/a	–	–	–
Mark Williamson	–	4,726	n/a	–	–	–

1. The salary used to calculate the value of shareholding is the gross annual salary as at 31 March 2015, except for Nick Winser whose calculation is made on gross annual salary as at 28 July 2014.
2. Andrew Bonfield and John Pettigrew have not yet met the increased shareholding requirement. They are expected to reach the required shareholding in 2017 and 2018 respectively.
3. Tom King’s holdings and awards are shown as ADSs and each ADS represents five ordinary shares.

4.    On 31 March 2015 Andrew Bonfield held 5,443 options granted under the Sharesave plan. 3,421 options were granted at a value of 445 pence per share, and they can be exercised at 445 pence per share between April 2016 and September 2016. 2,022 options were granted at a value of 749 pence per share and they can be exercised at 749 pence per share between April 2020 and September 2020.

5.    On 31 March 2015 Steve Holliday held 3,524 options granted under the Sharesave plan. 1,502 options were granted at a value of 599 pence per share, and they can be exercised at 599 pence per share between April 2017 and September 2017. 2,022 options were granted at a value of 749 pence per share and they can be exercised at 749 pence per share between April 2020 and September 2020.

6.    On 31 March 2015 John Pettigrew held 5,994 options granted under the Sharesave plan. 1,252 options were granted at a value of 599 pence per share, and they can be exercised at 599 pence per share between April 2019 and September 2019. 3,034 options were granted at a value of 749 pence per share and they can be exercised at 749 pence per share between April 2020 and September 2020. On 1 April 2015, he exercised a Sharesave option over 1,708 shares at the option price of 455.06 pence per share for expiration in September 2015 at a gain of £6,997.

7.    For Andrew Bonfield, the number of conditional share awards subject to performance conditions is as follows: LTPP 2011: 57,365; LTPP 2012: 213,095; LTPP 2013: 194,798; LTPP 2014: 248,470. The number of conditional share awards subject to continuous employment is as follows: DSP 2012: 55,150; DSP 2013: 45,706; DSP 2014: 47,048.

8.    For Steve Holliday, the number of conditional share awards subject to performance conditions is as follows: LTPP 2011: 90,537; LTPP 2012: 336,702; LTPP 2013: 307,793; LTPP 2014: 407,138. The number of conditional share awards subject to continuous employment is as follows: DSP 2012: 75,933; DSP 2013: 57,118; DSP 2014: 69,653.

9.    For Tom King, the number of conditional awards over ADSs subject to performance conditions is as follows: LTPP 2011: 11,385; LTPP 2012: 44,616; LTPP 2013: 41,225; LTPP 2014: 47,668. The number of conditional awards over ADSs subject to continuous employment is as follows: DSP 2012: 11,332; DSP 2013: 7,119; DSP 2014: 6,566.

10.  For John Pettigrew, the number of conditional share awards subject to performance conditions is as follows: LTPP 2011: 15,303; LTPP 2012: 52,395; LTPP 2013: 63,361; LTPP 2014: 161,720. The number of conditional share awards subject to continuous employment is as follows: DSP 2012: 11,679; DSP 2013: 14,341; DSP 2014: 14,350.

11.  For Nick Winser, the number of conditional share awards subject to performance conditions is as follows: LTPP 2011: 43,746; LTPP 2012: 163,412; LTPP 2013: 149,382. The number of conditional share awards subject to continuous employment is as follows: DSP 2012: 39,682; DSP 2013: 33,741; DSP 2014: 41,924.

12.  The normal vesting dates for the conditional share awards subject to performance conditions are 1 July 2015; 1 July 2015 and 1 July 2016; 1 July 2016 and 1 July 2017; and 1 July 2017 for the LTPP 2011, LTPP 2012, LTPP 2013 and LTPP 2014 respectively. The normal vesting dates for the conditional share awards subject to continuous employment are 14 June 2015, 13 June 2016 and 17 June 2017 for the DSP 2012, DSP 2013 and DSP 2014 respectively.

13. Non-executive Directors do not have a shareholding requirement.

14.  In April and May 2015 a further 35 shares were purchased on behalf of Steve Holliday and a further 34 shares on behalf of Andrew Bonfield and John Pettigrew via the Share Incentive Plan (an HMRC approved all-employee share plan), thereby increasing their beneficial interests. There have been no other changes in Directors’ shareholdings between 1 April 2015 and 20 May 2015.

External appointments and retention of fees
The table below details the Executive Directors who served as non-executive directors in other companies during the year ended 31 March 2015:
			Company			Retained fees (£)

Andrew Bonfield		Kingfisher plc				82,400
Steve Holliday		Marks and Spencer Group plc				22,900
Nick Winser		Kier Group plc				18,200

1. Fees for Steve Holliday relate to the period from 1 April to 8 July 2014 when he stepped down from the Marks and Spencer Group plc Board.
2. Fees for Nick Winser relate to the period from 1 April to 28 July 2014 when he stepped down from the National Grid Board at the 2014 AGM.

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

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	73

Corporate Governance
Directors’ Remuneration Report continued

Performance graph and table					Total shareholder return
This chart shows National Grid plc’s six year annual total shareholder return (TSR) performance against the FTSE 100 Index since 31 March 2009. The FTSE 100 Index has been chosen because it is the widely recognised performance benchmark for large companies in the United Kingdom. Over the last four years, National Grid’s TSR has outperformed that of the FTSE 100 and underpins the pay shown for the Chief Executive in the table below, using current and previously published single total remuneration figures. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30 day period up to and including that date. It assumes dividends are reinvested.

CEO’s pay in the last six financial years
Steve Holliday was the CEO throughout this six year period.
					2009/10	2010/11	2011/12	2012/13	2013/14	2014/15

Total single figure £’000					3,931	3,738	3,539	3,170	4,801	4,845
APP (proportion of maximum awarded)					95.33%	81.33%	68.67%	56.65%	77.94%	94.80%
PSP/LTPP (proportion of maximum vesting including expected vesting for RoE measure)					100.00%	65.15%	49.50%	25.15%	76.20%	55.81%

Percentage change in CEO’s remuneration

The table below shows how the percentage change in the CEO’s salary, benefits and APP between 2013/14 and 2014/15 compares with the percentage change in the average of each of those components of remuneration for non-union employees in the UK. The Committee views this group as the most appropriate comparator group, as the CEO is UK-based and this group excludes employees represented by trade unions, whose pay and benefits are negotiated with each individual union.

		Salary			Taxable benefits			APP

		£’000	£’000	Increase	£’000	£’000	Increase	£’000	£’000	Increase

		2014/15	2013/14		2014/15	2013/14		2014/15	2013/14

Steve Holliday		1,021	1,000	2.1%	40	35	14.3%	1,210	1,169	3.5%
UK non-union employees
(increase per employee)				2.3%			10.6%			3.5%

1.    The Taxable benefits figure for 2014/15 for Steve Holliday and for UK non-union employees includes the benefit of Sharesave options granted during the year which were not in the benefits total for 2013/14.

Statement of implementation of remuneration policy in 2015/16
The remuneration policy adopted at the 2014 AGM will continue to be implemented during 2015/16 as follows:
Salary
					From 1 June 2015		From 1 June 2014		Increase

Andrew Bonfield						£737,000		£729,800		0.99%
Steve Holliday						£1,035,000		£1,025,000		0.98%
John Pettigrew						£508,250		£475,000		7%
Dean Seavers (from 1 April 2015)						$1,000,000		$1,000,000		0%

There will be no change to the implementation of the remuneration policy for 2015/16. Salary increases will normally be in line with the increase awarded to other employees in the UK and US, unless there is a change in role or responsibility. In line with the policy on recruitment remuneration, salaries for new directors may be set below market level initially and aligned to market level over time (provided the increase is merited by the individual’s contribution and performance).

APP measures for 2015/16
								Weighting

Adjusted EPS										35%
Group or UK or US RoE										35%
Individual objectives										30%

The APP targets are considered commercially sensitive and consequently will be disclosed after the end of the financial year in the 2015/16 annual report on remuneration.
Performance measures for LTPP to be awarded in 2015

	Andrew Bonfield	Steve Holliday	Dean Seavers	John Pettigrew	Threshold –20% vesting			Maximum – 100% vesting

Group RoE	50%	50%	25%	25%	11.0%			12.5% or more
UK RoE	–	–	–	25%	1 percentage point above the			3.5 percentage points or more above
					average allowed regulatory return			the average allowed regulatory return
US RoE	–	–	25%	–	90% of the average allowed			105% or more of the average allowed
					regulatory return			regulatory return
Value growth	50%	50%	50%	50%	10.0%			12.0% or more

NEDs’ fees
	£’000
	From 1 June 2015	From 1 June 2014	Increase

Chairman	495	490	1.0%
Senior Independent Director	22	22	0%
Board fee (UK-based)	64	62	3.2%
Board fee (US-based)	76	74	2.7%
Committee membership fee	9	9	0%
Chair Audit Committee	17	17	0%
Chair Remuneration Committee	17	17	0%
Chair (other Board committees)	12.5	12.5	0%

1. Committee chair fees are in addition to committee membership fees.
2. Therese Esperdy has been appointed as a Non-executive Director to the National Grid USA Board from 1 May 2015 with an annual fee of £25,000 in addition to her current NED fees.
Advisors to the Remuneration Committee
The Committee received advice during 2014/15 from independent remuneration consultants New Bridge Street (NBS), a trading name of Aon Hewitt Ltd (part of Aon plc). NBS were selected as advisors by the Committee from 1 August 2013 following a competitive tendering process.

Work undertaken by NBS included updating the Committee on trends in compensation and governance matters and advising the Committee in connection with benchmarking of the total reward packages for the Executive Directors and other senior employees. NBS are a member of the Remuneration Consultants Group and have signed up to that group’s Code of Conduct. The Committee is satisfied that any potential conflicts were appropriately managed. NBS does not provide any other advice or services to the Company. In the year to 31 March 2015 the Committee paid a total of £88,890 to NBS, with fees being charged on a time incurred basis.

The Committee also received specialist advice from the following organisations:
● Alithos Limited: provision of TSR calculations for the LTPP (£18,750 paid in 2014/15);
● Linklaters LLP: advice relating to share schemes and to Directors’ service contracts as well as providing other legal advice to the Company (£82,330 paid in 2014/15); and
● Towers Watson: advice relating to the benchmarking of the total reward packages for the Executive Directors and other senior employees (£74,450 paid in 2014/15).
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

Voting on 2013/14 Directors’ remuneration policy at 2014 AGM
		For	Against

Number of votes		2,223,573,203	85,131,552
Proportion of votes		96.31%	3.69%

1. The voting figures shown above refer to votes cast at the 2014 AGM and represent 61.76% of the Initial Share Capital (ISC) voted. In addition, shareholders holding 74 million shares abstained.
Voting on 2013/14 Annual Directors’ Remuneration Report at 2014 AGM
		For	Against

Number of votes		2,314,662,027	23,340,071
Proportion of votes		99.00%	1.00%

1. The voting figures shown above refer to votes cast at the 2014 AGM and represent 62.54% of the ISC voted. In addition, shareholders holding 45 million shares abstained.
Voting on amendments to rules of LTPP at 2014 AGM
		For	Against

Number of votes		2,256,939,935	85,466,726
Proportion of votes		96.35%	3.65%

1. The voting figures shown above refer to votes cast at the 2014 AGM and represent 62.66% of the ISC voted. In addition, shareholders holding 40 million shares abstained.
The Directors’ Remuneration Report has been approved by the Board and signed on its behalf by:
Jonathan Dawson
Chairman of the Remuneration Committee
20 May 2015

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	75

Financial Statements contents
77	Introduction to the financial statements		Notes to the consolidated financial statements – supplementary information

Directors’ statement and independent auditors’ report			136	Note 27 –	Commitments and contingencies
			137	Note 28 –	Related party transactions
78	Statement of Directors’ responsibilities		137	Note 29 –	Actuarial information on pensions and other post-retirement benefits
79	Independent auditors’ report
85	Report of Independent Registered Public Accounting Firm		141	Note 30 –	Financial risk management
			149	Note 31 –	Borrowing facilities
			150	Note 32 –	Subsidiary undertakings, joint ventures and associates
Consolidated financial statements under IFRS
Primary statements			151	Note 33 –	Sensitivities on areas of estimation and uncertainty
86	Consolidated income statement
88	Consolidated statement of comprehensive income		152	Note 34 –	Additional disclosures in respect of guaranteed securities
89	Consolidated statement of changes in equity
90	Consolidated statement of financial position
92	Consolidated cash flow statement		Company financial statements under UK GAAP

Notes to the consolidated financial statements – analysis of items in the primary statements			Basis of preparation
			159	Company accounting policies
94	Note 1 –	Basis of preparation and recent accounting developments
			Primary statement
96	Note 2 –	Segmental analysis	160	Company balance sheet
101	Note 3 –	Operating costs
103	Note 4 –	Exceptional items, remeasurements and stranded cost recoveries	Notes to the Company financial statements
			161	Note 1 –	Fixed asset investments
105	Note 5 –	Finance income and costs	161	Note 2 –	Debtors
106	Note 6 –	Tax	161	Note 3 –	Creditors
111	Note 7 –	Earnings per share (EPS)	162	Note 4 –	Derivative financial instruments
112	Note 8 –	Dividends	162	Note 5 –	Investments
113	Note 9 –	Goodwill	162	Note 6 –	Borrowings
114	Note 10 –	Other intangible assets	163	Note 7 –	Share capital
115	Note 11 –	Property, plant and equipment	163	Note 8 –	Reserves
116	Note 12 –	Other non-current assets	163	Note 9 –	Reconciliation of movements in total shareholders’ funds
117	Note 13 –	Financial and other investments
118	Note 14 –	Investments in joint ventures and associates	163	Note 10 –	Parent Company guarantees
118	Note 15 –	Derivative financial instruments	163	Note 11 –	Audit fees
121	Note 16 –	Inventories and current intangible assets
122	Note 17 –	Trade and other receivables
123	Note 18 –	Cash and cash equivalents
123	Note 19 –	Borrowings
126	Note 20 –	Trade and other payables
126	Note 21 –	Other non-current liabilities
126	Note 22 –	Pensions and other post-retirement benefits
130	Note 23 –	Provisions
132	Note 24 –	Share capital
133	Note 25 –	Other equity reserves
134	Note 26 –	Net debt

   Introduction to the financial statements

We have continued to develop our presentational format to provide shareholders and users of these financial statements with additional information and guidance, and to make them easier to understand.

Throughout these financial statements we have provided plain English explanations of the disclosures and why they are important to the understanding of our financial performance and position. In places we have also highlighted ‘Our strategy in action’, drawing out the key elements of our business model (set out in the Strategic Report on pages 12 to 13), and showing how the disclosures reflect this strategy.

Audit opinions

We have two audit opinions on our financial statements, reflecting our dual listing on the London Stock Exchange and the New York Stock Exchange. Due to the different reporting requirements for each listing, our auditors are required to confirm compliance with each set of standards in a prescribed format. The audit opinion as required under our UK listing (starting on page 79) continues to provide more detail as to how our auditors have planned and completed their audit, as well as their views on significant matters they have noted and that were discussed by the Audit Committee.

Notes

Notes to the financial statements provide additional information required by statute, accounting standards or other regulations to assist in a more detailed understanding of the primary financial statements. In many notes we have included an accounting policy that describes how the transactions or balance in that note have been measured, recognised and disclosed. The basis of preparation section (note 1) provides details of accounting policies that apply to transactions and balances in general. There are also additional specific disclosure requirements due to our US listing which are included in the notes.

Unaudited commentary

We have presented with the financial statements certain analysis as part of the Strategic Report of our Annual Report. This approach provides a clearer narrative, a logical flow of information and reduces duplication. We have created a combined financial review, including a commentary on items within the primary statements, on pages 86 to 93. Unless otherwise indicated, all analysis provided in the financial statements is on a statutory IFRS basis. All information in ruled boxes styled in the same manner as this one does not form part of the audited financial statements. This has been further highlighted by including the word ‘unaudited’ at the start of each box header. Unaudited commentary boxes appear on pages 87 to 89, 91, 93, 99 to 100, 110, 112 and 125.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	77

Financial Statements
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

In preparing these financial statements, the Directors are required to:

●   select suitable accounting policies and then apply them consistently;

●   make judgements and estimates that are reasonable and prudent;

●   state that the consolidated financial statements comply with IFRS as issued by the IASB and IFRS adopted by the European Union and, with regard to the Company financial statements, that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

●   prepare the consolidated financial statements and Company financial statements on a going concern basis unless it is inappropriate to presume that the Company, on a consolidated and individual basis, will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

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

Each of the Directors, whose names and functions are listed on page 43, confirms that:

●   to the best of their knowledge, the consolidated financial statements and the Company financial statements, which have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the European Union and UK GAAP respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis;

●   to the best of their knowledge, the Strategic Report contained in the Annual Report and Accounts includes a fair review of the development and performance of the business and the position of the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces;  and

●   they consider that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

By order of the Board Alison Kay Group General Counsel & Company Secretary 20 May 2015 Company number: 4031152

78

[INTENTIONALLY LEFT BLANK]

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	79

[INTENTIONALLY LEFT BLANK]

[INTENTIONALLY LEFT BLANK]

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	81

[INTENTIONALLY LEFT BLANK]

[INTENTIONALLY LEFT BLANK]

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	83

[INTENTIONALLY LEFT BLANK]

Report of Independent Registered Public Accounting Firm
to the Board of Directors and Shareholders of National Grid plc

Audit opinion for Form 20-F

In our opinion, the accompanying consolidated statement of financial position and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity, present fairly, in all material respects, the financial position of National Grid plc and its subsidiaries at 31 March 2015 and 31 March 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Additional Information section appearing on page 173 of the 2015 Annual Report and Accounts.

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

PricewaterhouseCoopers LLP

London

United Kingdom

20 May 2015

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	85

Financial Statements
Consolidated income statement
for the years ended 31 March

	Notes	2015 £m	2015 £m	2014 £m	2014 £m	2013 £m	2013 £m

Revenue	2(a)		15,201		14,809		14,359
Operating costs	3		(11,421)		(11,074)		(10,610)

Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	3,863		3,664		3,639
Exceptional items, remeasurements and stranded cost recoveries	4	(83)		71		110

Total operating profit	2(b)		3,780		3,735		3,749

Finance income	5		36		36		30

Finance costs
Before exceptional items and remeasurements	5	(1,069)		(1,144)		(1,154)
Exceptional items and remeasurements	4,5	(165)		93		68

Total finance costs	5		(1,234)		(1,051)		(1,086)
Share of post-tax results of joint ventures and associates	14		46		28		18

Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	2,876		2,584		2,533
Exceptional items, remeasurements and stranded cost recoveries	4	(248)		164		178

Total profit before tax	2(b)		2,628		2,748		2,711
Tax
Before exceptional items, remeasurements and stranded cost recoveries	6	(695)		(581)		(619)
Exceptional items, remeasurements and stranded cost recoveries	4,6	78		297		62

Total tax	6		(617)		(284)		(557)

Profit after tax
Before exceptional items, remeasurements and stranded cost recoveries		2,181		2,003		1,914
Exceptional items, remeasurements and stranded cost recoveries	4	(170)		461		240

Profit for the year			2,011		2,464		2,154

Attributable to:
Equity shareholders of the parent			2,019		2,476		2,153
Non-controlling interests			(8)		(12)		1

			2,011		2,464		2,154

Earnings per share[1]
Basic	7(a)		53.6p		65.7p		57.2p
Diluted	7(b)		53.4p		65.4p		57.0p

1. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

 Unaudited commentary on the consolidated income statement

The consolidated income statement shows all revenue earned and costs incurred in the year, with the difference being the overall profit for the year.

Revenue

Revenue for the year ended 31 March 2015 increased by £392m to £15,201m. This increase was driven by higher revenues in our UK Electricity Transmission business, reflecting increases in allowed Transmission Owner revenues, and higher core allowances and pass-through costs in UK Gas Transmission. Revenues in our UK Gas Distribution business were slightly lower as a result of changes in allowed revenues for replacement expenditure (repex). Our US Regulated businesses revenues were also lower, as a result of the end of the LIPA Management Services Agreement (MSA) last year, partially offset by revenue increases from existing rate plans, including capex trackers, together with additional income from gas customer growth and the impact of the strengthening US dollar.

Operating costs

Operating costs for the year ended 31 March 2015 of £11,421m were £347m higher than the prior year. This increase in costs included a £154m year on year impact of changes in exceptional items, remeasurements and stranded cost recoveries, which is discussed below. Excluding exceptional items, remeasurements and stranded cost recoveries, operating costs were £193m higher, principally due to: increases in controllable costs, including the impact of inflation and additional costs incurred in the US to improve data quality and bring regulatory filings up to date; higher US bad debt costs following last year’s exceptionally cold winter; and higher depreciation and amortisation as a result of continued investment programmes. These cost increases were partly offset by a reduction in spend on US financial systems implementation and stabilisation upgrades, with the project completing in the first half of this year.

Net finance costs

For the year ended 31 March 2015, net finance costs before exceptional items and remeasurements were £75m lower than 2013/14 at £1,033m, mainly as a result of lower average gross debt through the year, lower RPI in the UK and refinancing debt at lower rates.

Tax

The tax charge on profit before exceptional items, remeasurements and stranded cost recoveries was £114m higher than 2013/14. This was mainly due to higher profits before tax and the non-recurrence of one-off items that benefited the prior year.

Exceptional items, remeasurements and stranded cost recoveries

Operating profit for the year ended 31 March 2015 included an £83m loss (2013/14: £16m gain) on remeasurement of commodity contracts. The year ended 31 March 2014 also included a net £55m gain on exceptional items, including a net gain on the LIPA MSA transition in the US of £254m; restructuring costs of £136m, primarily in the UK as we reorganised certain parts of our business to deliver under the new RIIO price controls; and a £79m provision for the demolition of UK gas holders that are no longer required.

Finance costs for the year ended 31 March 2015 included exceptional debt redemption costs of £131m and a loss of £34m on financial remeasurements, relating to net losses on derivative financial instruments.

Exceptional tax for 2014/15 of £78m primarily represents tax credits on the exceptional items and remeasurements described above.

Adjusted earnings and EPS

The following chart shows the five year trend in adjusted profit attributable to equity shareholders of the parent (adjusted earnings) and adjusted earnings per share. See page 186 for a reconciliation of adjusted basic EPS to EPS.

Adjusted earnings and adjusted EPS1

1.  Adjusted earnings and adjusted EPS are attributable to equity shareholders of the parent.

The above earnings performance translated into adjusted EPS growth in 2014/15 of 4.6p (9%).

In accordance with IAS 33, all earnings per share and adjusted earnings per share amounts for comparative periods have been restated for shares issued via scrip dividends.

Exchange rates

Our financial results are reported in sterling. Transactions for our US operations are denominated in dollars, so the related amounts that are reported in sterling depend on the dollar to sterling exchange rate.

	2014/15	2013/14	% change

Weighted average (income statement)	1.58	1.62	(2)%
Year end (balance sheet)	1.49	1.67	(11)%

If 2013/14 results had been translated at 2014/15 exchange rates, revenue, adjusted operating profit and operating profit reported in sterling would have been £212m, £25m and £32m higher respectively.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	87

Financial Statements
Consolidated statement of comprehensive income
for the years ended 31 March

	Notes	2015 £m	2014 £m	2013 £m

Profit for the year		2,011	2,464	2,154

Other comprehensive (loss)/income
Items that will never be reclassified to profit or loss:
Remeasurements of net retirement benefit obligations	22	(771)	485	(714)
Tax on items that will never be reclassified to profit or loss	6	299	(172)	179

Total items that will never be reclassified to profit or loss		(472)	313	(535)

Items that may be reclassified subsequently to profit or loss:
Exchange adjustments		175	(158)	117
Net (losses)/gains in respect of cash flow hedges		(154)	63	(31)
Transferred to profit or loss in respect of cash flow hedges		13	27	73
Net gains on available-for-sale investments		41	6	20
Transferred to profit or loss on sale of available-for-sale investments		(8)	(14)	(10)
Tax on items that may be reclassified subsequently to profit or loss	6	11	(2)	(15)

Total items that may be reclassified subsequently to profit or loss		78	(78)	154

Other comprehensive (loss)/income for the year, net of tax		(394)	235	(381)

Total comprehensive income for the year		1,617	2,699	1,773

Attributable to:
Equity shareholders of the parent		1,624	2,711	1,772
Non-controlling interests		(7)	(12)	1

		1,617	2,699	1,773

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

Remeasurements of net retirement benefit obligations

We had a net loss after tax of £472m (2013/14: net gain of £313m) on our pension and other post-retirement benefit schemes which is due to changes in key assumptions made in the valuation calculation of pension liabilities and differences between the expected and actual pension asset returns.

Exchange adjustments

Adjustments are made when we translate the results and net assets of our companies operating outside the UK, as well as debt we have issued in foreign currencies. The net movement for the year resulted in a gain of £175m (2013/14: £158m loss).

Net (losses)/gains in respect of cash flow hedges

The value of derivatives held to hedge cash flows is impacted by changes in expected interest rates and exchange rates. The net loss for the year was £154m (2013/14: £63m gain).

Consolidated statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m [1]	Total shareholders’ equity £m	Non- controlling interests £m	Total equity £m

At 1 April 2012	422	1,355	12,294	(4,835)	9,236	7	9,243
Profit for the year	–	–	2,153	–	2,153	1	2,154
Total other comprehensive (loss)/income for the year	–	–	(535)	154	(381)	–	(381)

Total comprehensive income for the year	–	–	1,618	154	1,772	1	1,773
Equity dividends	–	–	(810)	–	(810)	–	(810)
Scrip dividend related share issue[2]	11	(11)	–	–	–	–	–
Issue of treasury shares	–	–	19	–	19	–	19
Purchase of own shares	–	–	(6)	–	(6)	–	(6)
Other movements in non-controlling interests	–	–	–	–	–	(3)	(3)
Share-based payment	–	–	20	–	20	–	20
Tax on share-based payment	–	–	(2)	–	(2)	–	(2)

At 31 March 2013	433	1,344	13,133	(4,681)	10,229	5	10,234
Profit for the year	–	–	2,476	–	2,476	(12)	2,464
Total other comprehensive income/(loss) for the year	–	–	313	(78)	235	–	235

Total comprehensive income/(loss) for the year	–	–	2,789	(78)	2,711	(12)	2,699
Equity dividends	–	–	(1,059)	–	(1,059)	–	(1,059)
Scrip dividend related share issue[2]	6	(8)	–	–	(2)	–	(2)
Issue of treasury shares	–	–	14	–	14	–	14
Purchase of own shares	–	–	(5)	–	(5)	–	(5)
Other movements in non-controlling interests	–	–	(4)	–	(4)	15	11
Share-based payment	–	–	20	–	20	–	20
Tax on share-based payment	–	–	7	–	7	–	7

At 31 March 2014	439	1,336	14,895	(4,759)	11,911	8	11,919
Profit for the year	–	–	2,019	–	2,019	(8)	2,011
Total other comprehensive (loss)/income for the year	–	–	(472)	77	(395)	1	(394)

Total comprehensive income/(loss) for the year	–	–	1,547	77	1,624	(7)	1,617
Equity dividends	–	–	(1,271)	–	(1,271)	–	(1,271)
Scrip dividend related share issue[2]	4	(5)	–	–	(1)	–	(1)
Purchase of treasury shares	–	–	(338)	–	(338)	–	(338)
Issue of treasury shares	–	–	23	–	23	–	23
Purchase of own shares	–	–	(7)	–	(7)	–	(7)
Other movements in non-controlling interests	–	–	(3)	–	(3)	11	8
Share-based payment	–	–	20	–	20	–	20
Tax on share-based payment	–	–	4	–	4	–	4

At 31 March 2015	443	1,331	14,870	(4,682)	11,962	12	11,974

1. For further details of other equity reserves, see note 25. 2. Included within share premium account are costs associated with scrip dividends.

 Unaudited commentary on consolidated statement of changes in equity

The consolidated statement of changes in equity shows additions and reductions to equity. For us, the main items are profit earned and dividends paid in the year.

Dividends

The Directors are proposing a final dividend of 28.16p, bringing the total dividend for the year to 42.87p, a 2.0% increase on 2013/14. The Directors intend to continue the dividend policy of increasing the annual dividend by at least the rate of RPI inflation for the foreseeable future.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	89

Financial Statements
Consolidated statement of financial position
as at 31 March

	Notes	2015 £m	2014 £m

Non-current assets
Goodwill	9	5,145	4,594
Other intangible assets	10	802	669
Property, plant and equipment	11	40,723	37,179
Other non-current assets	12	80	87
Pension assets	22	121	174
Financial and other investments	13	330	284
Investments in joint ventures and associates	14	318	351
Derivative financial assets	15	1,539	1,557

Total non-current assets		49,058	44,895

Current assets
Inventories and current intangible assets	16	340	268
Trade and other receivables	17	2,836	2,855
Financial and other investments	13	2,559	3,599
Derivative financial assets	15	177	413
Cash and cash equivalents	18	119	354

Total current assets		6,031	7,489

Total assets		55,089	52,384

Current liabilities
Borrowings	19	(3,028)	(3,511)
Derivative financial liabilities	15	(635)	(339)
Trade and other payables	20	(3,292)	(3,031)
Current tax liabilities		(184)	(168)
Provisions	23	(235)	(282)

Total current liabilities		(7,374)	(7,331)

Non-current liabilities
Borrowings	19	(22,882)	(22,439)
Derivative financial liabilities	15	(1,764)	(824)
Other non-current liabilities	21	(1,919)	(1,841)
Deferred tax liabilities	6	(4,297)	(4,082)
Pensions and other post-retirement benefit obligations	22	(3,379)	(2,585)
Provisions	23	(1,500)	(1,363)

Total non-current liabilities		(35,741)	(33,134)

Total liabilities		(43,115)	(40,465)

Net assets		11,974	11,919

Equity
Share capital	24	443	439
Share premium account		1,331	1,336
Retained earnings		14,870	14,895
Other equity reserves	25	(4,682)	(4,759)

Shareholders’ equity		11,962	11,911
Non-controlling interests		12	8

Total equity		11,974	11,919

The consolidated financial statements set out on pages 86 to 158 were approved by the Board of Directors on 20 May 2015 and were signed on its behalf by:

Sir Peter Gershon Chairman

Andrew Bonfield Finance Director

National Grid plc

Registered number: 4031152

 Unaudited commentary on consolidated statement of financial position

The consolidated statement of financial position shows all of the Group’s assets and liabilities at the year end. As a capital-intensive business, we have significant amounts of physical assets and corresponding borrowings.

Goodwill and other intangible assets

Goodwill and intangibles increased by £684m to £5,947m as at 31 March 2015. This increase primarily relates to foreign exchange movements of £602m and software additions of £207m, partially offset by software amortisation of £121m.

Property, plant and equipment

Property, plant and equipment increased by £3,544m to £40,723m as at 31 March 2015. This was principally due to capital expenditure of £3,263m on the renewal and extension of our regulated networks and foreign exchange movements of £1,703m, offset by depreciation of £1,361m in the year. See page 22 for further details of our capital expenditure.

Investments and other non-current assets

Investments in joint ventures and associates, financial and other investments and other non-current assets have increased by £6m to £728m. This is primarily due to a decrease in investments in joint ventures of £33m, which includes dividends received of £79m, partially offset by our share of post-tax results for the year of £46m, more than offset by an increase in available-for-sale investments of £46m.

Inventories and current intangible assets, and trade and other receivables

Inventories and current intangible assets, and trade and other receivables have increased by £53m to £3,176m as at 31 March 2015. This is due to an increase in inventories and current intangible assets of £72m, offset by a net decrease in trade and other receivables of £19m. The £19m decrease consists of an increase in foreign exchange of £211m due to the stronger US dollar against sterling and a decrease in the underlying balances of £229m, reflecting collection of large prior year balances, including LIPA MSA and Superstorm Sandy re-insurance receivables.

Trade and other payables

Trade and other payables have increased by £261m to £3,292m, primarily due to foreign exchange movements of £161m and an increase in VAT liability following a change in regulations on wholesale gas and electricity trading.

Current tax balances

Current tax balances have decreased by £33m to £124m as at 31 March 2015. This is primarily due to the tax payments made in 2014/15 being only partially offset by a smaller current year tax charge.

Deferred tax balances

Deferred tax balances have increased by £215m to £4,297m as at 31 March 2015. This was primarily due to the impact of the £299m deferred tax credit on actuarial losses (a £172m tax charge in 2013/14) being offset by the impact of the reduction in the UK statutory tax rate, foreign exchange movements of £203m and the reduction in prior year charges.

Provisions and other non-current liabilities

Provisions (both current and non-current) and other non-current liabilities increased by £168m to £3,654m as at 31 March 2015.

Total provisions increased by £90m in the year. The underlying movements include additions of £105m relating to an increase to the provision for the estimated environmental restoration and remediation costs for a number of sites and other provision increases of £57m, together with foreign exchange movements of £133m, offset by utilisation of £209m in relation to all classes of provisions.

Net debt

Net debt is the aggregate of cash and cash equivalents, current financial and other investments, borrowings, and derivative financial assets and liabilities. See further analysis with the consolidated cash flow statement on page 92.

Net pension and other post-retirement obligations

A summary of the total UK and US assets and liabilities and the overall net IAS 19 (revised) accounting deficit is shown below:

Net plan liability	UK £m	US £m	Total £m

As at 1 April 2014	(753)	(1,658)	(2,411)
Exchange movements	–	(236)	(236)
Current service cost	(70)	(116)	(186)
Net interest cost	(27)	(74)	(101)
Curtailments and other	(34)	(27)	(61)
Actuarial gains/(losses)
– on plan assets	1,929	225	2,154
– on plan liabilities	(1,975)	(950)	(2,925)
Employer contributions	258	250	508

As at 31 March 2015	(672)	(2,586)	(3,258)

Represented by:
Plan assets	19,453	6,955	26,408
Plan liabilities	(20,125)	(9,541)	(29,666)

	(672)	(2,586)	(3,258)

The principal movements in net obligations during the year include net actuarial losses of £771m and employer contributions of £508m. Net actuarial losses include actuarial losses on plan liabilities of £2,746m arising as a consequence of increases in the UK real discount rate and the nominal discount rate in the US. This is partially offset by actuarial gains of £2,154m arising on plan assets.

Further information on our pension and other post-retirement obligations can be found in notes 22 and 29 to the consolidated financial statements.

Off balance sheet items

There were no significant off balance sheet items other than the contractual obligations shown in note 30(b) to the consolidated financial statements, and the commitments and contingencies discussed in note 27.

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	91

Financial Statements
Consolidated cash flow statement
for the years ended 31 March

		2015	2014	2013
	Notes	£m	£m	£m

Cash flows from operating activities
Total operating profit	2(b)	3,780	3,735	3,749
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	4	83	(71)	(110)
Depreciation, amortisation and impairment		1,494	1,417	1,361
Share-based payment charge		20	20	20
Changes in working capital		301	(59)	(410)
Changes in provisions		(41)	(150)	(53)
Changes in pensions and other post-retirement benefit obligations		(270)	(323)	(408)
Cash flows relating to exceptional items		(17)	(150)	(112)

Cash generated from operations		5,350	4,419	4,037
Tax paid		(343)	(400)	(287)

Net cash inflow from operating activities		5,007	4,019	3,750

Cash flows from investing activities
Acquisition of investments		–	(4)	(14)
Proceeds from sale of investments in subsidiaries		–	–	183
Purchases of intangible assets		(207)	(179)	(175)
Purchases of property, plant and equipment		(3,076)	(2,944)	(3,214)
Disposals of property, plant and equipment		9	4	32
Dividends received from joint ventures		79	38	21
Interest received		37	35	29
Net movements in short-term financial investments		1,157	1,720	(2,992)

Net cash flow used in investing activities		(2,001)	(1,330)	(6,130)

Cash flows from financing activities
Purchase of treasury shares		(338)	–	–
Proceeds from issue of treasury shares		23	14	19
Purchase of own shares		(7)	(5)	(6)
Proceeds received from loans		1,534	1,134	5,062
Repayment of loans		(2,839)	(2,192)	(1,210)
Net movements in short-term borrowings and derivatives		623	37	452
Interest paid		(826)	(901)	(792)
Exceptional finance costs on the redemption of debt		(152)	–	–
Dividends paid to shareholders		(1,271)	(1,059)	(810)

Net cash flow (used in)/from financing activities		(3,253)	(2,972)	2,715

Net (decrease)/increase in cash and cash equivalents	26(a)	(247)	(283)	335
Exchange movements		24	(26)	14
Net cash and cash equivalents at start of year		339	648	299

Net cash and cash equivalents at end of year[1]	18	116	339	648

1. Net of bank overdrafts of £3m (2014: £15m; 2013: £23m).

 Unaudited commentary on the consolidated cash flow statement

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

Reconciliation of cash flow to net debt

	2015 £m	2014 £m

Cash generated from operations	5,350	4,419
Net capital expenditure	(3,274)	(3,119)

Business net cash flow	2,076	1,300
Net interest paid (including exceptional interest)	(941)	(866)
Tax paid	(343)	(400)
Net acquisitions and disposals	–	(4)
Dividends paid	(1,271)	(1,059)
Other cash movements	(243)	47
Non-cash movements	(2,003)	1,221

(Increase)/decrease in net debt	(2,725)	239

Opening net debt	(21,190)	(21,429)

Closing net debt	(23,915)	(21,190)

Cash generated from operations

Cash generated from operations £m

Cash flows from our operations are largely stable when viewed over the longer term. Our electricity and gas transmission and distribution operations in the UK are subject to multi-year rate agreements with regulators. In the UK, we have largely stable inter-year cash flows. However, in the US our short-term cash flows are dependent on the price of gas and electricity and the timing of customer payments. The regulatory mechanisms for recovering costs from customers can result in significant cash flow swings from year to year. Changes in volumes in the US, for example as a consequence of abnormally mild or extreme weather can affect cash flows, particularly in the winter months.

For the year ended 31 March 2015, cash flow from operations increased by £931m to £5,350m.

Changes in working capital improved by £360m over the prior year, principally in the US (£441m) due to the collection of high winter 2014 billings and other settlements including Hurricane Sandy re-insurance claims and LIPA receipts. Cash outflows relating to exceptional items were £133m lower, as the prior year included reorganisation costs in the UK and LIPA MSA transition costs in the US.

Net capital expenditure

Net capital expenditure in the year of £3,274m was £155m higher than the prior year. This was a result of higher spend in our US regulated businesses, reflecting a record year of investment, partially offset by lower spend in our UK regulated businesses.

Net interest paid

Net interest paid and exceptional finance costs in 2014/15 were £941m, £75m higher than 2013/14 due to £152m debt redemption cash outflows.

Tax paid

Tax paid in the year to 31 March 2015 was £343m, £57m lower than prior year. This reflected repayments received in the US during the period.

Dividends paid

Dividends paid in the year ended 31 March 2015 amounted to £1,271m. This was £212m higher than 2013/14, reflecting the increase in the final dividend for the year ended 31 March 2014 paid in August 2014, together with a lower average scrip dividend take-up in the year.

Other cash movements

Other cash flows principally arise from dividends from joint ventures and movements in treasury shares, including the cost of repurchasing shares as part of the share buyback programme (£338m).

Non-cash movements

The non-cash movements are predominantly due to the strengthening of the US dollar against sterling, resulting in movements in foreign exchange arising on net debt held in currencies other than sterling. In the year, the dollar strengthened from $1.67 at 31 March 2014 to $1.49 at 31 March 2015.

Other non-cash movements are from changes in fair values of financial assets and liabilities and interest accretions and accruals.

Net debt

Net debt at 31 March £m

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	93

      Financial Statements

   Notes to the consolidated financial statements

   – analysis of items in the primary statements

1. Basis of preparation and recent accounting developments

Accounting policies describe our approach to recognising and measuring transactions and balances in the year. Accounting policies applicable across the financial statements are shown below. Accounting policies that are specific to a component of the financial statements have been incorporated into the relevant note.

This section also shows areas of judgement and key sources of estimation uncertainty in these financial statements. In addition, we summarise new EU endorsed accounting standards, amendments and interpretations and whether these are effective in 2015 or later years, explaining how significant changes are expected to affect our reported results.

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
These consolidated financial statements were approved for issue by the Board of Directors on 20 May 2015.

These consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations as issued by the IASB and IFRS as adopted by the EU. They are prepared on the basis of all IFRS accounting standards and interpretations that are mandatory for periods ended 31 March 2015 and in accordance with the Companies Act 2006 applicable to companies reporting under IFRS and Article 4 of the EU IAS Regulation. The 2014 and 2013 comparative financial information has also been prepared on this basis.

The consolidated financial statements have been prepared on an historical cost basis, except for the recording of pension assets and liabilities, the revaluation of derivative financial instruments and certain commodity contracts and investments classified as available-for-sale.

The consolidated financial statements have been prepared on a going concern basis. The going concern basis presumes that the Group has adequate resources to remain in operation, and that the Directors intend it to do so, for at least one year from the date the financial statements are signed. Further details of the Directors’ assessment are set out on page 54.

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

1. Basis of preparation and recent accounting developments continued
B. Foreign currencies
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

On consolidation, the assets and liabilities of operations that have a functional currency different from the Company’s functional currency of pounds sterling, principally our US operations that have a functional currency of dollars, are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period where these do not differ materially from rates at the date of the transaction. Exchange differences arising are classified as equity and transferred to the consolidated translation reserve.

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

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are as follows:

●	the categorisation of certain items as exceptional items and the definition of adjusted earnings – notes 4 and 7; and
●	energy purchase contracts as being for normal purchase, sale or usage – note 27.

IFRS provides certain options available within accounting standards. Choices we have made, and continue to make, include the following:

●	Presentational formats: we use the nature of expense method for our income statement and aggregate our statement of financial position to net assets and total equity. In the income statement, we present subtotals of total operating profit, profit before tax and profit from continuing operations, together with additional subtotals excluding exceptional items, remeasurements and stranded cost recoveries. Exceptional items, remeasurements and stranded cost recoveries are presented separately on the face of the income statement.
●	Customer contributions: contributions received prior to 1 July 2009 towards capital expenditure are recorded as deferred income and amortised in line with the depreciation on the associated asset.
●	Financial instruments: we normally opt to apply hedge accounting in most circumstances where this is permitted. For net investment hedges, we have chosen to use the spot rate method, rather than the alternative forward rate method.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

●	review of residual lives, carrying values and impairment charges for other intangible assets and property, plant and equipment – notes 10 and 11;
●	estimation of liabilities for pensions and other post-retirement benefits – notes 22 and 29;
●	valuation of financial instruments and derivatives – notes 15 and 30;
●	revenue recognition and assessment of unbilled revenue – note 2; and
●	environmental and decommissioning provisions – note 23.
In order to illustrate the impact that changes in assumptions could have on our results and financial position, we have included sensitivity analysis in note 33.

New IFRS accounting standards and interpretations adopted in 2014/15
The following standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), are effective for the year ended 31 March 2015. None of the pronouncements has had a material impact on the Company’s consolidated results or assets and liabilities for the year ended 31 March 2015.

●	IFRIC 21 ‘Levies’;
●	amendments to IAS 32 ‘Financial Instruments: Presentation’ in respect of offsetting financial assets and financial liabilities;
●	amendments to IFRS 10 ‘Consolidated Financial Statements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IAS 27 ‘Separate Financial Statements’ in respect of investment entities;
●	amendments to IAS 36 ‘Impairment of Assets’ in respect of recoverable amount disclosures for non-financial assets; and
●	amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’, in respect of novation of derivatives and continuation of hedge accounting.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	95

Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

1. Basis of preparation and recent accounting developments continued
New IFRS accounting standards and interpretations not yet adopted
The Company enters into a significant number of transactions that fall within the scope of IFRS 9 ‘Financial Instruments’, effective for periods beginning after 1 January 2018. We are assessing the likely impact of this standard on the Company’s financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in May 2014. Subject to EU endorsement, it is effective for accounting periods beginning on or after 1 January 2017. The new standard provides enhanced detail on the principle of recognising revenue to reflect the transfer of goods and services to customers at a value which the Company expects to be entitled to receive.

The Group has completed an initial impact assessment of the new standard by completing a survey of all businesses identifying the likely impact of IFRS 15. This was a tailored questionnaire based on the known impacts of the new standard on power and utility companies. Whilst no material differences were identified as part of the questionnaire process, further follow-up work will be required to determine the impact, if any, on certain revenue items including, but not limited to, variable consideration contracts, take or pay arrangements and performance obligations where multiple goods or services are provided in individual contracts.

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

Our strategy in action

We own a portfolio of businesses that range from businesses with high levels of investment and growth (such as UK Electricity Transmission) to cash generative developed assets with minimal investment requirements (such as National Grid Metering, included within Other activities).

We generate 95% of our revenue from our regulated operating segments in the UK and US. We work with our regulators to obtain agreements that balance the risks we face with the opportunity to deliver reasonable returns for our investors. When investing in Other activities we aim to leverage our core capabilities to deliver higher returns for investors.

Our regulated businesses earn revenue for the transmission, distribution and generation services they have provided during the year. In any one year, the revenue recognised may differ from that allowed under our regulatory agreements and any such timing differences are adjusted through future prices. Our Other activities earn revenue in line with their contractual terms.

Revenue primarily represents the sales value derived from the generation, transmission and distribution of energy, together with the sales value derived from the provision of other services to customers. It excludes value added (sales) tax and intra-group sales.

Revenue includes an assessment of unbilled energy and transportation services supplied to customers between the date of the last meter reading and the year end. This is estimated based on historical consumption and weather patterns.

Where revenue exceeds the maximum amount permitted by a regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment relates to the provision of future services. Similarly no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery.

We present revenue and the results of the business analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board of Directors is National Grid’s chief operating decision-making body (as defined by IFRS 8 ‘Operating Segments’) and assesses the performance of operations principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries (see note 4).

There have been no changes to our reporting structure for the year ended 31 March 2015.

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

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: the Great Britain-France electricity interconnector; UK based gas metering activities; UK property management; a UK LNG import terminal; US LNG operations; US unregulated transmission pipelines; together with corporate activities.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

(a) Revenue
	2015			2014			2013
	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m

Operating segments:
UK Electricity Transmission	3,754	(12)	3,742	3,387	(14)	3,373	3,110	(15)	3,095
UK Gas Transmission	1,022	(107)	915	941	(104)	837	1,118	(89)	1,029
UK Gas Distribution	1,867	(43)	1,824	1,898	(49)	1,849	1,714	(47)	1,667
US Regulated	7,986	–	7,986	8,040	–	8,040	7,918	–	7,918
Other activities	762	(28)	734	736	(26)	710	678	(28)	650

	15,391	(190)	15,201	15,002	(193)	14,809	14,538	(179)	14,359

Geographical areas:
UK			7,191			6,759			6,421
US			8,010			8,050			7,938

			15,201			14,809			14,359

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	97

Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

2. Segmental analysis continued

(b) Operating profit

A reconciliation of the operating segments’ measure of profit to total profit before tax is provided below. Further details of the exceptional items, remeasurements and stranded cost recoveries are provided in note 4.

	Before exceptional items, remeasurements and stranded cost recoveries			After exceptional items, remeasurements and stranded cost recoveries
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m

Operating segments:
UK Electricity Transmission	1,237	1,087	1,049	1,237	1,027	1,020
UK Gas Transmission	437	417	531	437	406	517
UK Gas Distribution	826	904	794	826	780	763
US Regulated	1,164	1,125	1,254	1,081	1,388	1,438
Other activities	199	131	11	199	134	11

	3,863	3,664	3,639	3,780	3,735	3,749

Geographical areas:
UK	2,820	2,723	2,530	2,820	2,531	2,456
US	1,043	941	1,109	960	1,204	1,293

	3,863	3,664	3,639	3,780	3,735	3,749

Reconciliation to profit before tax:
Operating profit	3,863	3,664	3,639	3,780	3,735	3,749
Finance income	36	36	30	36	36	30
Finance costs	(1,069)	(1,144)	(1,154)	(1,234)	(1,051)	(1,086)
Share of post-tax results of joint ventures and associates	46	28	18	46	28	18

Profit before tax	2,876	2,584	2,533	2,628	2,748	2,711

(c) Capital expenditure, depreciation and amortisation
	Capital expenditure			Depreciation and amortisation
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m

Operating segments:
UK Electricity Transmission	1,074	1,381	1,430	(376)	(343)	(323)
UK Gas Transmission	184	181	249	(172)	(172)	(162)
UK Gas Distribution	498	480	666	(286)	(271)	(261)
US Regulated	1,501	1,219	1,124	(452)	(419)	(430)
Other activities	213	180	217	(196)	(211)	(185)

	3,470	3,441	3,686	(1,482)	(1,416)	(1,361)

Geographical areas:
UK	1,864	2,155	2,471	(983)	(938)	(902)
US	1,606	1,286	1,215	(499)	(478)	(459)

	3,470	3,441	3,686	(1,482)	(1,416)	(1,361)

By asset type:
Property, plant and equipment	3,263	3,262	3,511	(1,361)	(1,289)	(1,260)
Non-current intangible assets	207	179	175	(121)	(127)	(101)

	3,470	3,441	3,686	(1,482)	(1,416)	(1,361)

Total non-current assets other than financial instruments, deferred tax assets and pension assets located in the UK and US were £25,278m and £21,790m respectively as at 31 March 2015 (31 March 2014: UK £24,531m, US £18,349m; 31 March 2013: UK £23,344m, US £19,340m).

Unaudited commentary on the results of our principal operations by segment

As a business, we have three measures of operating profit that are used on a regular basis and disclosed in this Annual Report.

Statutory operating profit: This is operating profit as calculated under International Financial Reporting Standards (IFRS). Statutory operating profit by segment is shown in note 2 on page 98.

Adjusted operating profit: Adjusted operating profit (business performance) excludes items that if included could distort understanding of our performance for the year and the comparability between periods. Further details of items that are excluded in adjusted operating profit are shown in note 4 on page 103.

Regulatory financial performance: This is particularly relevant for our UK operations and is a measure of operating profit that reflects the impact of the businesses’ regulatory arrangements when presenting financial performance.

Reconciliations between statutory and adjusted operating profit can be found on page 186. Reconciliations between adjusted operating profit and regulatory financial performance for UK Electricity Transmission, UK Gas Transmission and UK Gas Distribution can be found on page 100.

Commentary on segmental adjusted operating profit results

We have summarised the results of our principal operating segments here by segment to provide direct reference to the results as disclosed in note 2. This analysis has been prepared based on adjusted operating profit (operating profit before exceptional items, remeasurements and stranded cost recoveries) as set out in note 2(b).

UK Electricity Transmission

For the year ended 31 March 2015, revenue in the UK Electricity Transmission segment was £367m higher at £3,754m, and adjusted operating profit increased by £150m to £1,237m.

Net regulated income after pass-through costs was £230m higher, principally reflecting increases in allowed Transmission Owner revenues this year and a £43m benefit relating to legal settlements. This was partially offset by under-recoveries of allowed revenue in the year of £89m compared with under-recoveries of £60m in the prior year. Regulated controllable costs were £14m higher due to inflation, organisational change costs and additional tower maintenance costs. Depreciation and amortisation was £33m higher reflecting the continued capital investment programme (investment in the year was £1,074m). Other costs were £4m higher than prior year.

UK Gas Transmission

Revenue in the UK Gas Transmission segment increased by £81m in 2014/15 to £1,022m and adjusted operating profit increased by £20m to £437m.

Net regulated income after pass-through costs was £42m higher due to earned gas permit and constraints management incentives. In addition, under-recoveries of allowed revenue in the year of £18m were £3m favourable to last year’s under-recoveries of £21m. Partially offsetting the revenue gains, regulated controllable costs were £8m higher, mainly as a result of additional system operator costs relating to EU work and some organisation change costs.

Other operating costs were also £17m higher, including a £13m provision for decommissioning the Avonmouth LNG plant.

Capital investment remained around the same level as last year at £184m.

UK Gas Distribution

UK Gas Distribution revenue decreased by £31m in 2014/15 to £1,867m, and adjusted operating profit decreased by £78m to £826m.

Net regulated income after pass-through costs was £11m lower, reflecting changes in allowed revenues for replacement expenditure (repex). Timing differences reduced net revenues by a further £16m, with £13m over-recoveries in 2014/15, compared with a £29m over-recovery in the prior year. Regulated controllable costs were £22m higher primarily due to inflation and some organisation change costs. Depreciation and amortisation was £15m higher reflecting the continued capital investment programme (investment in the year was £498m). Other costs were £14m higher, reflecting a provision for additional asset protection costs.

US Regulated

Revenue in our US Regulated businesses was £54m lower in 2014/15 at £7,986m, while adjusted operating profit increased by £39m to £1,164m.

The stronger dollar increased operating profit in the year by £30m. Excluding the impact of foreign exchange, net regulated income increased by £81m, reflecting increased revenue from existing rate plans, including capex trackers, together with additional income from gas customer growth, partially offset by the impact of the end of LIPA management services activities (MSA) in December 2013. In addition, over-recoveries of allowed revenues in the year of £30m were £20m favourable to last year’s over-recoveries of £10m. Regulated controllable costs increased by £17m excluding the impact of foreign exchange, as a result of increased gas leak and compliance work and additional costs incurred to improve data quality and bring regulatory filings up to date, partly offset by the cessation of costs associated with the LIPA MSA activities. Bad debt costs were £62m higher excluding the impact of foreign exchange, following last year’s exceptionally cold winter. There were no major storms affecting our operations in the years ended 31 March 2014 and 2015.

Our capital investment programme continues in the US, with a further £1,501m invested in 2014/15, including gas leak reduction programmes and electricity capacity and reinforcement work.

Other activities

Revenue in Other activities increased by £26m to £762m in the year ended 31 March 2015. Adjusted operating profit was £68m higher at £199m.

Operating profit in the French interconnector was £18m higher as a result of strong auction revenues this year. In the US, corporate and other activities losses were £63m lower, mainly as a result of our finance system upgrade completing in the first half of this year. Capital investment in our Other activities was £33m higher at £213m.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	99

     Financial Statements

   Notes to the consolidated financial statements

   – analysis of items in the primary statements continued

Unaudited commentary on the results of our principal operations by segment continued

Commentary on UK regulated financial performance

The regulated financial performance calculation provides a measure of the performance of the regulated operations before the impacts of interest and taxation. It adjusts reported operating profit under IFRS to reflect the impact of the businesses’ regulatory arrangements when presenting financial performance.

Adjustments in calculating regulatory financial performance

The principal adjustments from reported operating profit to UK regulated financial performance are:

Movement in UK regulatory ‘IOUs’: Revenue related to performance in one year may be recovered in later years. Revenue may be recovered in one year but be required to be returned to customers in future years. IFRS recognises these revenues when they flow through invoices to customers and not in the period to which they relate.

Performance RAV: UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements.

Pension adjustment: Cash payments against pension deficits in the UK are recoverable under regulatory contracts.

3% RAV indexation: Future UK revenues expected to be set using an asset base adjusted for inflation. This will be billed in future periods and recognised under IFRS at that time.

UK deferred taxation adjustment: Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year.

Regulatory depreciation: US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit.

Fast/slow money adjustment: The regulatory remuneration of costs incurred is split between in year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles.

UK Electricity Transmission

Regulated financial performance for UK Electricity Transmission increased to £1,232m from £1,066m, up 16%. The year on year movement reflected the higher opening regulated asset value and the higher achieved operational return on equity. There was also a one-off benefit of £56m from legal settlements. These were partially offset by a reduced price control ‘tracker’ cost of debt allowance.

Reconciliation of regulated financial performance to operating profit	2015 £m	2014 £m	% change

Reported operating profit	1,237	1,087	14
Movement in regulatory ‘IOUs’	(130)	(19)
Deferred taxation adjustment	88	53
RAV indexation (average 3% long-run inflation)	326	301
Regulatory vs IFRS depreciation difference	(352)	(337)
Fast/slow money adjustment	34	(2)
Pensions	(48)	(47)
Performance RAV created	77	30

Regulated financial performance	1,232	1,066	16

UK Gas Transmission

Regulated financial performance for UK Gas Transmission increased to £648m from £552m, up 17%. This reflected improved operational return on equity, mainly as a result of incentive performance, and the increase in underlying revenues associated with increased regulated asset value. This was partly offset by lower allowed cost of debt (2.72% real compared with 2.92% real in 2013/14).

Reconciliation of regulated financial performance to operating profit	2015 £m	2014 £m	% change

Reported operating profit	437	417	5
Movement in regulatory ‘IOUs’	(16)	(28)
Deferred taxation adjustment	85	12
RAV indexation (average 3% long-run inflation)	166	162
Regulatory vs IFRS depreciation difference	(22)	(2)
Fast/slow money adjustment	54	44
Pensions	(49)	(46)
Performance RAV created	(7)	(7)

Regulated financial performance	648	552	17

UK Gas Distribution

Regulated financial performance for UK Gas Distribution decreased to £819m from £855m. The year on year movement in regulated financial performance reflected an increase in underlying revenues associated with increased regulated asset value, more than offset by lower allowed cost of debt and a slightly reduced achieved return on equity.

Reconciliation of regulated financial performance to operating profit	2015 £m	2014 £m	% change

Reported operating profit	826	904	(9)
Movement in regulatory ‘IOUs’	(28)	(59)
Deferred taxation adjustment	60	85
RAV indexation (average 3% long-run inflation)	255	252
Regulatory vs IFRS depreciation difference	(148)	(149)
Fast/slow money adjustment	(182)	(197)
Pensions	(5)	(9)
Performance RAV created	41	28

Regulated financial performance	819	855	(4)

3. Operating costs

Below we have presented separately certain items included in our operating costs. These include a breakdown of payroll costs (including disclosure of amounts paid to key management personnel) and fees paid to our auditors.

Rentals under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.
	Before exceptional items, remeasurements and stranded cost recoveries			Exceptional items, remeasurements and stranded cost recoveries			Total
	2015 £m	2014 £m	2013 £m	2015 £m	2014[1] £m	2013[1] £m	2015 £m	2014[1] £m	2013[1] £m

Depreciation and amortisation	1,482	1,416	1,361	–	–	–	1,482	1,416	1,361
Payroll costs	1,459	1,373	1,434	–	(155)	26	1,459	1,218	1,460
Purchases of electricity	1,615	1,513	1,251	70	(49)	(111)	1,685	1,464	1,140
Purchases of gas	1,403	1,722	1,384	13	33	(69)	1,416	1,755	1,315
Rates and property taxes	1,004	963	969	–	–	–	1,004	963	969
Balancing Services Incentive Scheme	874	872	805	–	–	–	874	872	805
Payments to other UK network owners	801	630	487	–	–	–	801	630	487
Other	2,700	2,656	3,029	–	100	44	2,700	2,756	3,073

	11,338	11,145	10,720	83	(71)	(110)	11,421	11,074	10,610

Operating costs include:
Inventory consumed							365	422	389
Operating leases							98	115	109
Research and development expenditure							23	12	15

1. Comparatives have been represented on a basis consistent with the current year presentation.

(a) Payroll costs
							2015 £m	2014[1] £m	2013[1] £m

Wages and salaries[2]							1,598	1,377	1,597
Social security costs							129	126	120
Other pension costs (note 22)							224	229	234
Share-based payment							20	20	20
Severance costs (excluding pension costs)							4	30	16

							1,975	1,782	1,987
Less: payroll costs capitalised							(516)	(564)	(527)

							1,459	1,218	1,460

1. Comparatives have been represented on a basis consistent with the current year presentation.

2. Included within wages and salaries are US other post-retirement benefit costs of £39m (2014: £44m; 2013: £43m); a curtailment gain on LIPA MSA transaction of £nil (2014: £198m; 2013: £nil) and a curtailment loss following disposal of businesses of £nil (2014: £nil; 2013: £1m). For further information refer to note 22.

(b) Number of employees
				31 March 2015	Monthly average 2015	31 March 2014	Monthly average 2014	31 March 2013	Monthly average 2013

UK				9,701	9,670	9,693	9,641	9,990	9,816
US				14,573	14,434	14,216	15,094	15,438	15,555

				24,274	24,104	23,909	24,735	25,428	25,371

The vast majority of employees in the US are either directly or indirectly employed in the transmission, distribution and generation of electricity or the distribution of gas, while those in the UK are either directly or indirectly employed in the transmission and distribution of gas or the transmission of electricity. At 31 March 2015, there were 2,131 (2014: 2,044; 2013: 2,151) employees in other operations, excluding shared services.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	101

Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

3. Operating costs continued

(c) Key management compensation
	2015 £m	2014 £m	2013 £m

Short-term employee benefits	10	9	8
Post-employment benefits	9	1	3
Share-based payment	4	5	5

	23	15	16

Key management compensation relates to the Board of Directors, including the Executive Directors and Non-executive Directors for the years presented.

(d) Directors’ emoluments
Details of Directors’ emoluments are contained in the audited part of the Remuneration Report on page 69, which forms part of these financial statements.

(e) Auditors’ remuneration
Auditors’ remuneration is presented below in accordance with the requirements of the UK Companies Act 2006 and the principal accountant fees and services disclosure requirements of Item 16C of Form 20-F:
	2015 £m	2014[1] £m	2013 £m

Audit fees[2] payable to the parent Company’s auditors and their associates in respect of:
Audit of the parent Company’s individual and consolidated financial statements	1.3	0.9	1.1
The auditing of accounts of any associate of the Company	8.1	9.2	6.0
Other services supplied[3]	3.3	3.2	2.7

	12.7	13.3	9.8

Total other services[4]
Tax fees[5]:
Tax compliance services	0.4	0.5	0.5
Tax advisory services	0.1	0.3	0.3
All other fees[6]:
Other assurance services	0.1	0.1	0.1
Services relating to corporate finance transactions not covered above	–	–	0.3
Other non-audit services not covered above	0.3	0.8	1.1

	0.9	1.7	2.3

Total auditors’ remuneration	13.6	15.0	12.1

1. The audit fees for the year ended 31 March 2014 have been restated to reflect the final audit fee following completion of the statutory audit process.

2. Audit fees in each year represent fees for the audit of the Company’s financial statements and regulatory reporting for the years ended 31 March 2015, 2014 and 2013, and the review of interim financial statements for the six month periods ended 30 September 2014, 2013 and 2012 respectively.

3. Other services supplied represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditors. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley) and audit reports on regulatory returns.

4. There were no audit related fees as described in Item 16C(b) of Form 20-F.

5. Tax fees include amounts charged for tax compliance, tax advice and tax planning.

6. All other fees include amounts relating to market research on the metering industry and sundry services, all of which have been subject to approval by the Audit Committee. Total other fees for the year ended 31 March 2015 were £0.4m (2014: £0.9m; 2013: £1.5m).

In addition, fees of £0.2m were incurred in 2015 in relation to the audits of the pension schemes of the Company (2014: £0.1m; 2013: £0.1m).

Subject to the Company’s Articles of Association and the Companies Act 2006, the Audit Committee is solely and directly responsible for the approval of the appointment, reappointment, compensation and oversight of the Company’s independent auditors. It is our policy that the Audit Committee must approve in advance all non-audit work in excess of £50,000 to be performed by the independent auditors to ensure that the service will not compromise auditor independence. The Committee has delegated the approval in advance for all non-audit work below this level to the Finance Director. Certain services are prohibited from being performed by the external auditors under the Sarbanes-Oxley Act 2002.

4. Exceptional items, remeasurements and stranded cost recoveries

To monitor our financial performance, we use a profit measure that excludes certain income and expenses. We call that measure ‘business performance’ or ‘adjusted profit’. We exclude items from business performance because, if included, these items could distort understanding of our performance for the year and the comparability between periods. This note analyses these items, which are included in our results for the year but are excluded from business performance.

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

Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, gains or losses on disposals of businesses or investments and significant debt redemption costs as a consequence of transactions such as significant disposals or issues of equity.

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

Stranded cost recoveries represent the recovery, through charges to electricity customers in upstate New York and New England, of historical generation-related costs, related to generation assets that are no longer owned by National Grid. Such costs have been recovered from customers as permitted by regulatory agreements, which was completed by 31 March 2013.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	103

     Financial Statements

   Notes to the consolidated financial statements

   – analysis of items in the primary statements continued

4 . Exceptional items, remeasurements and stranded cost recoveries continued
	2015 £m	2014 £m	2013 £m

Included within operating profit
Exceptional items:
Restructuring costs[1]	–	(136)	(87)
Gas holder demolition costs[2]	–	(79)	–
LIPA MSA transition[3]	–	254	–
Other[4]	–	16	–
Net gain on disposal of businesses[5]	–	–	3

	–	55	(84)
Remeasurements – commodity contracts[6]	(83)	16	180
Stranded cost recoveries[7]	–	–	14

	(83)	71	110

Included within finance costs
Exceptional items:
Debt redemption costs[8]	(131)	–	–
Remeasurements – net (losses)/gains on derivative financial instruments[9]	(34)	93	68

	(165)	93	68

Total included within profit before tax	(248)	164	178

Included within tax
Exceptional credits/(charges) arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK corporation tax rate[10]	6	398	128
Deferred tax charge arising from an increase in US state income tax rates[11]	–	(8)	–
Tax on exceptional items	28	(57)	31
Tax on remeasurements[6,8]	44	(36)	(92)
Tax on stranded cost recoveries	–	–	(5)

	78	297	62

Total exceptional items, remeasurements and stranded cost recoveries after tax	(170)	461	240

Analysis of total exceptional items, remeasurements and stranded cost recoveries after tax
Exceptional items after tax	(97)	388	75
Remeasurements after tax	(73)	73	156
Stranded cost recoveries after tax	–	–	9

Total exceptional items, remeasurements and stranded cost recoveries after tax	(170)	461	240

1.    No exceptional restructuring costs have been incurred in the year ended 31 March 2015. Restructuring costs for 2014 included: costs related to the continued restructuring of our UK operations in preparedness to deliver RIIO, other transformation-related initiatives in the UK and US and an associated software impairment for licences that will no longer be used. For the year ended 31 March 2013, restructuring costs included: costs for the restructuring of our UK operations of £66m in preparedness for delivering RIIO; costs for transformation-related initiatives in the UK and US of £31m; and a credit of £10m for the release of restructuring provisions in the UK recognised in prior years.

2.    No further provision (2014: £79m) has been made for the demolition of non-operational gas holders in the UK.

3.    For the year ended 31 March 2014, a net gain of £254m was recognised. This included a pension curtailment and settlement (£214m) for employees who transferred to a new employer following the cessation of the Management Services Agreement (MSA) with the Long Island Power Authority (LIPA) on 31 December 2013. There was also a gain of £142m following the extinguishment of debt obligations of £98m and a £56m cash payment received, in compensation for the Company forgiving an historical pension receivable and carrying charges. These gains were offset by transition costs and other provisions incurred to effect the transition.

4.    During the year ended 31 March 2014, £16m was received following the sale to a third party of a settlement award which arose as a result of a legal ruling in 2008.

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

8.    Represents costs arising from a liability management programme. We have reviewed and restructured the Group debt portfolio following the commencement of the RIIO price controls in 2013 and the slow down in our planned short term UK capital investment programme as the industry assesses the impact of EMR. This resulted in a bond repurchase programme with a notional value of £924m.

9.    Remeasurements – net (losses)/gains on derivative financial instruments comprise (losses)/gains arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax charge in the year includes a credit of £1m (2014: £nil; 2013: £1m) in respect of prior years.

10.  The Finance Act 2013 enacted reductions in the UK corporation tax rate from 23% to 21% from 1 April 2014, and from 21% to 20% from 1 April 2015. Other UK tax legislation also reduced the UK corporation tax rate in prior periods (2013: from 24% to 23%). These reductions have resulted in decreases to UK deferred tax liabilities in these periods.

11.  The exceptional tax charge in the prior year arose from a net increase in US state income tax rates. Effective from 1 April 2014, the state income tax rate for Massachusetts regulated utilities increased from 6.5% to 8% and, effective from 1 April 2016, the state income tax rate for New York will decrease from 7.1% to 6.5%.

5. Finance income and costs

This note details the interest income generated by our financial assets and interest expense incurred on our financial liabilities. It also includes the expected return on our pensions and other post-retirement assets, which is offset by the interest payable on pensions and other post-retirement obligations and presented on a net basis. In reporting business performance, we adjust net financing costs to exclude any net gains or losses on derivative financial instruments included in remeasurements. In addition, the current year debt redemption costs have been treated as exceptional (see note 4).

	2015 £m	2014 £m	2013 £m

Finance income
Interest income on financial instruments:
Bank deposits and other financial assets	28	22	20
Gains on disposal of available-for-sale investments	8	14	10

	36	36	30

Finance costs
Net interest on pensions and other post-retirement benefit obligations	(101)	(128)	(135)
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts	(45)	(61)	(65)
Other borrowings	(992)	(1,109)	(1,052)
Derivatives	56	79	51
Unwinding of discount on provisions	(73)	(73)	(75)
Less: interest capitalised[1]	86	148	122

	(1,069)	(1,144)	(1,154)

Exceptional items
Debt redemption costs	(131)	–	–
Remeasurements
Net gains/(losses) on derivative financial instruments included in remeasurements[2]:
Ineffectiveness on derivatives designated as:
Fair value hedges[3]	36	22	17
Cash flow hedges	(13)	4	(7)
Net investment hedges	2	38	(26)
Net investment hedges – undesignated forward rate risk	33	(7)	26
Derivatives not designated as hedges or ineligible for hedge accounting	(92)	36	58

	(165)	93	68

	(1,234)	(1,051)	(1,086)

Net finance costs	(1,198)	(1,015)	(1,056)

1. Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 3.8% (2014: 4.5%; 2013: 4.4%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £24m (2014: £32m). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances.

2. Includes a net foreign exchange gain on financing activities of £636m (2014: £268m gain; 2013: £32m loss) offset by foreign exchange gains and losses on derivative financial instruments measured at fair value.

3. Includes a net gain on instruments designated as fair value hedges of £219m (2014: £183m loss; 2013: £67m gain) offset by a net loss of £162m (2014: £205m gain; 2013: £50m loss) arising from fair value adjustments to the carrying value of debt.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	105

     Financial Statements

   Notes to the consolidated financial statements

   – analysis of items in the primary statements continued

6. Tax

Tax is payable in the territories where we operate, mainly the UK and the US. This note gives further details of the total tax charge and tax liabilities, including current and deferred tax. The current tax charge is the tax payable on this year’s taxable profits. Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences in the accounting and tax bases of profit.

The tax charge for the period is recognised in the income statement, the statement of comprehensive income or directly in equity, according to the accounting treatment of the related transaction. The tax charge comprises both current and deferred tax.

Current tax assets and liabilities are measured at the amounts expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amounts are those that have been enacted or substantively enacted by the reporting date.

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

Deferred tax liabilities are generally recognised on all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill or from the initial recognition of other assets and liabilities in a transaction (other than a business combination) that affects neither the accounting nor the taxable profit or loss.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same tax authority and the Company and its subsidiaries intend to settle their current tax assets and liabilities on a net basis.

6. Tax continued Tax charged/(credited) to the income statement
	2015 £m	2014 £m	2013 £m

Tax before exceptional items, remeasurements and stranded cost recoveries	695	581	619

Exceptional tax on items not included in profit before tax (note 4)	(6)	(390)	(128)
Tax on other exceptional items, remeasurements and stranded cost recoveries	(72)	93	66

Tax on total exceptional items, remeasurements and stranded cost recoveries (note 4)	(78)	(297)	(62)

Total tax charge	617	284	557

Tax as a percentage of profit before tax
	2015%	2014%	2013%

Before exceptional items, remeasurements and stranded cost recoveries	24.2	22.5	24.4

After exceptional items, remeasurements and stranded cost recoveries	23.5	10.3	20.5

The tax charge for the year can be analysed as follows:
	2015 £m	2014 £m	2013 £m

Current tax
UK corporation tax at 21% (2014: 23%; 2013: 24%)	309	355	306
UK corporation tax adjustment in respect of prior years	(2)	(9)	(17)

	307	346	289

Overseas corporation tax	51	54	50
Overseas corporation tax adjustment in respect of prior years	(62)	(88)	(222)

	(11)	(34)	(172)

Total current tax	296	312	117

Deferred tax
UK deferred tax	123	(292)	35
UK deferred tax adjustment in respect of prior years	7	(3)	(17)

	130	(295)	18

Overseas deferred tax	138	276	283
Overseas deferred tax adjustment in respect of prior years	53	(9)	139

	191	267	422

Total deferred tax	321	(28)	440

Total tax charge	617	284	557

Adjustments in respect of prior years include the following amounts that relate to exceptional items, remeasurements and stranded cost recoveries: £1m credit (2014: £nil; 2013: £1m credit).

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	107

     Financial Statements

   Notes to the consolidated financial statements

   – analysis of items in the primary statements continued

6. Tax continued Tax (credited)/charged to other comprehensive income and equity
				2015 £m	2014 £m	2013 £m

Current tax
Share-based payment				(7)	(3)	1
Available-for-sale investments				5	(5)	–
Deferred tax
Available-for-sale investments				2	2	2
Cash flow hedges				(18)	5	13
Share-based payment				3	(4)	1
Remeasurements of net retirement benefit obligations				(299)	172	(179)

				(314)	167	(162)

Total tax recognised in the statement of comprehensive income				(310)	174	(164)
Total tax relating to share-based payment recognised directly in equity				(4)	(7)	2

				(314)	167	(162)

The tax charge for the year after exceptional items, remeasurements and stranded cost recoveries is higher (2014: lower; 2013: lower) than the standard rate of corporation tax in the UK of 21% (2014: 23%; 2013: 24%):

	Before exceptional items, remeasurements and stranded cost recoveries 2015 £m	After exceptional items, remeasurements and stranded cost recoveries 2015 £m	Before exceptional items, remeasurements and stranded cost recoveries 2014 £m	After exceptional items, remeasurements and stranded cost recoveries 2014 £m	Before exceptional items, remeasurements and stranded cost recoveries 2013 £m	After exceptional items, remeasurements and stranded cost recoveries 2013 £m

Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2,876	2,876	2,584	2,584	2,533	2,533
Exceptional items, remeasurements and stranded cost recoveries	–	(248)	–	164	–	178

Profit before tax	2,876	2,628	2,584	2,748	2,533	2,711

Profit before tax multiplied by UK corporation tax rate of 21% (2014: 23%; 2013: 24%)	604	552	594	632	608	651
Effect of:
Adjustments in respect of prior years	(3)	(4)	(109)	(109)	(116)	(117)
Expenses not deductible for tax purposes	31	327	32	284	37	169
Non-taxable income	(20)	(320)	(24)	(268)	(24)	(152)
Adjustment in respect of foreign tax rates	91	77	98	138	116	140
Impact of share-based payment	(1)	(1)	(3)	(3)	2	2
Deferred tax impact of change in UK and US tax rates	–	(6)	–	(390)	–	(128)
Other	(7)	(8)	(7)	–	(4)	(8)

Total tax charge	695	617	581	284	619	557

	%	%	%	%	%	%

Effective tax rate	24.2	23.5	22.5	10.3	24.4	20.5

6. Tax continued

Tax included within the statement of financial position

The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:

	Accelerated tax depreciation £m	Share- based payment £m	Pensions and other post- retirement benefits £m	Financial instruments £m	Other net temporary differences £m	Total £m

Deferred tax (assets)/liabilities
Deferred tax assets at 31 March 2013	(2)	(15)	(1,362)	(16)	(777)	(2,172)
Deferred tax liabilities at 31 March 2013	5,963	–	154	9	123	6,249

At 1 April 2013	5,961	(15)	(1,208)	(7)	(654)	4,077
Exchange adjustments	(282)	–	78	–	59	(145)
(Credited)/charged to income statement	(30)	(3)	141	(7)	(126)	(25)
(Credited)/charged to other comprehensive income and equity	–	(4)	172	7	–	175

At 31 March 2014	5,649	(22)	(817)	(7)	(721)	4,082

Deferred tax assets at 31 March 2014	(1)	(22)	(960)	(13)	(796)	(1,792)
Deferred tax liabilities at 31 March 2014	5,650	–	143	6	75	5,874

At 1 April 2014	5,649	(22)	(817)	(7)	(721)	4,082
Exchange adjustments	408	–	(99)	(2)	(104)	203
Charged/(credited) to income statement	599	1	38	(34)	(280)	324
Charged/(credited) to other comprehensive income and equity	–	3	(299)	(16)	–	(312)

At 31 March 2015	6,656	(18)	(1,177)	(59)	(1,105)	4,297

Deferred tax assets at 31 March 2015	(1)	(18)	(1,337)	(64)	(1,186)	(2,606)
Deferred tax liabilities at 31 March 2015	6,657	–	160	5	81	6,903

	6,656	(18)	(1,177)	(59)	(1,105)	4,297

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The deferred tax balances (after offset) for statement of financial position purposes consist solely of deferred tax liabilities of £4,297m (2014: £4,082m).

Deferred tax assets in respect of capital losses, trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The deferred tax assets not recognised are as follows:

					2015 £m	2014 £m

Capital losses					250	274
Non-trade deficits					1	1
Trading losses					4	5

The capital losses and non-trade deficits that arise in the UK are available to carry forward indefinitely. However, the capital losses can only be offset against specific types of future capital gains and non-trade deficits against specific future non-trade profits. The trading losses arising in the US have up to a 20 year carry forward time limit.

The aggregate amount of temporary differences associated with the unremitted earnings of overseas subsidiaries and joint ventures for which deferred tax liabilities have not been recognised at the reporting date is approximately £773m (2014: £2,118m). No liability is recognised in respect of the differences because the Company and its subsidiaries are in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. In addition, as a result of UK tax legislation, which largely exempts overseas dividends received, the temporary differences are unlikely to lead to additional tax.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	109

Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

Unaudited commentary on tax

Tax strategy

National Grid manages its tax affairs in a proactive and responsible way in order to comply with all relevant legislation and minimise reputational risk. As a regulated public utility we are very conscious of the need to manage our tax affairs responsibly in the eyes of our stakeholders. We have a good working relationship with all relevant tax authorities and actively engage with them in order to ensure that they are fully aware of our view of the tax implications of our business initiatives. Management responsibility and oversight for our tax strategy, which is approved by the Finance Committee, rests with the Finance Director and the Global Tax and Treasury Director who monitor our tax activities and report to the Finance Committee.

Total UK tax contribution

This is the third year we have disclosed additional information in respect of our total UK tax contribution for consistency and to aid transparency in an area in which there remains significant public interest. As was the case in prior years, the total amount of taxes we pay and collect in the UK year on year is significantly more than just the corporation tax which we pay on our UK profits. Within the total, we again include other taxes paid such as business rates and taxes on employment together with employee taxes and other indirect taxes.

For 2014/15 our total tax contribution to the UK Exchequer was £1.5bn (2013/14: £1.4bn). Taxes borne in 2015 were £761m, a 4% increase on taxes borne in 2014 of £733m and primarily due to higher corporation tax payments in the current year. Our 2013/14 total tax contribution of £1.4bn resulted in National Grid being the 13th highest contributor of UK taxes based on the results of the Hundred Group’s 2014 Total Tax Contribution Survey, a position commensurate with the size of our business and capitalisation relative to other contributors to the Survey. In 2013 we were in 17th position. In 2014 we ranked 9th in respect of taxes borne.

National Grid’s contribution to the UK economy is again broader than just the taxes it pays over to and collects on behalf of HMRC. The Hundred Group’s 2014 Total Tax Contribution Survey ranks National Grid in 4th place in respect of UK capital expenditure on fixed assets. For instance, National Grid’s economic contribution also supports a significant number of UK jobs in our supply chain.

The most significant amounts making up the 2014/15 total tax contribution were as follows:

UK total tax contribution 2014/15

Tax transparency

The UK tax charge for the year disclosed in the financial statements in accordance with accounting standards and the UK corporation tax paid during the year will differ. For transparency we have included a reconciliation below of the tax charge per the income statement to the UK corporation tax paid in 2014/15.

The tax charge for the Group as reported in the income statement is £617m (2013/14: £284m). The UK tax charge is £437m (2013/14: £51m) and UK corporation tax paid was £353m (2013/14: £329m), with the principal differences between these two measures as follows:

	Year ended 31 March
Reconciliation of UK total tax charge to UK corporation tax paid	2015 £m	2014 £m

Total UK tax charge (current tax £307m (2014: £346m) and deferred tax £130m (2014: £295m credit))	437	51
Adjustment for non-cash deferred tax (charge)/credit	(130)	295
Adjustments for current tax credit in respect of prior years	2	9

UK current tax charge	309	355
UK corporation tax instalment payments not payable until the following year	(127)	(179)
UK corporation tax instalment payments in respect of prior years paid in current year	171	153

UK corporation tax paid	353	329

Tax losses

We have total unrecognised deferred tax assets in respect of losses of £255m (2013/14: £280m) of which £250m (2013/14: £274m) are capital losses in the UK as set out above. These losses arose as a result of the disposal of certain businesses or assets and may be available to offset against future capital gains in the UK.

Development of future tax policy

We believe that the continued development of a coherent and transparent tax policy in the UK is critical to help drive growth in the economy.

We continue to contribute to research into the structure of business tax and its economic impact by contributing to the funding of the Oxford University Centre for Business Tax at the Saïd Business School.

We are a member of a number of industry groups which participate in the development of future tax policy, including the Hundred Group, which represents the views of Finance Directors of FTSE 100 companies and several other large UK companies. Our Group Finance Director is Chairman of its Tax Committee. This helps to ensure that we are engaged at the earliest opportunity on tax issues which affect our business. In the current year we have reviewed and responded to a number of HMRC consultations, the subject matter of which directly impacts taxes borne or collected by our business.

7. Earnings per share (EPS)

EPS is the amount of post-tax profit attributable to each ordinary share. Basic EPS is calculated on profit for the year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. Diluted EPS shows what the impact would be if all outstanding share options were exercised and treated as ordinary shares at year end. The weighted average number of shares is increased by additional shares issued as scrip dividends and reduced by shares repurchased by the Company during the year.

Adjusted earnings and EPS, which exclude exceptional items, remeasurements and stranded cost recoveries, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items, remeasurements and stranded cost recoveries, see note 4.

(a) Basic earnings per share

	Earnings 2015 £m	Earnings per share 2015 pence	Earnings 2014 £m	Earnings per share 2014 (restated)[1] pence	Earnings 2013 £m	Earnings per share 2013 (restated)[1] pence

Adjusted earnings	2,189	58.1	2,015	53.5	1,913	50.9
Exceptional items after tax	(97)	(2.6)	388	10.3	75	2.0
Remeasurements after tax	(73)	(1.9)	73	1.9	156	4.1
Stranded cost recoveries after tax	–	–	–	–	9	0.2

Earnings	2,019	53.6	2,476	65.7	2,153	57.2

		2015 millions		2014 millions		2013 millions

Weighted average number of shares – basic[1]		3,766		3,766		3,761

1. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends. (b) Diluted earnings per share
	Earnings 2015 £m	Earnings per share 2015 pence	Earnings 2014 £m	Earnings per share 2014 (restated)[1] pence	Earnings 2013 £m	Earnings per share 2013 (restated)[1] pence

Adjusted earnings	2,189	57.9	2,015	53.2	1,913	50.6
Exceptional items after tax	(97)	(2.6)	388	10.3	75	2.0
Remeasurements after tax	(73)	(1.9)	73	1.9	156	4.1
Stranded cost recoveries after tax	–	–	–	–	9	0.3

Earnings	2,019	53.4	2,476	65.4	2,153	57.0

		2015 millions		2014 millions		2013 millions

Weighted average number of shares – diluted[1]		3,783		3,785		3,779

1. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.
(c) Reconciliation of basic to diluted average number of shares
		2015 millions		2014 (restated)[1] millions		2013 (restated)[1] millions

Weighted average number of ordinary shares – basic		3,766		3,766		3,761
Effect of dilutive potential ordinary shares – employee share plans		17		19		18

Weighted average number of ordinary shares – diluted		3,783		3,785		3,779

1. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	111

Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

8. Dividends

Dividends represent the return of profits to shareholders. Dividends are paid as an amount per ordinary share held. We retain part of the profits generated in the year to meet future growth plans and pay out the remainder in accordance with our dividend policy.

Interim dividends are recognised when they become payable to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.
	2015			2014			2013
	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m

Interim dividend in respect of the current year	14.71	531	26	14.49	539	–	14.49	340	187
Final dividend in respect of the prior year	27.54	740	289	26.36	520	444	25.35	470	436

	42.25	1,271	315	40.85	1,059	444	39.84	810	623

The Directors are proposing a final dividend for the year ended 31 March 2015 of 28.16p per share that will absorb approximately £1,054m of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 5 August 2015 to shareholders who are on the register of members at 5 June 2015 and a scrip dividend will be offered as an alternative, subject to shareholders’ approval at the Annual General Meeting.

Unaudited commentary on dividends

Following the announcement of our dividend policy in March 2013, the Board remains confident that National Grid is able to support a dividend growing at least in line with RPI inflation for the foreseeable future, while continuing to invest as required in our regulated assets.

With the exception of the 2013/14 interim dividend paid in January 2014, a scrip option has been offered for all interim and final dividends in the last four years. The scrip take-up as a percentage of total shares outstanding (excluding treasury shares) since 2012/13 was as follows: 2014/15 interim 5%; 2013/14 final 28%; 2013/14 interim n/a; 2012/13 final 46%; and 2012/13 interim 35%.

In August 2014 we began a share buyback programme that will allow us to offer the scrip dividend option for both the full-year and interim dividend. The buyback programme is designed to balance shareholders’ appetite for the scrip dividend option with our desire to operate an efficient balance sheet with appropriate leverage.

Dividend cover Ratio of earnings cover over dividend paid to shareholders

9. Goodwill

Goodwill represents the excess of what we paid to acquire businesses over the fair value of their net assets at the acquisition date. We assess whether goodwill is recoverable each year by performing an impairment review.

Goodwill is recognised as an asset and is not amortised, but is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

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

Impairments are recognised in the income statement and are disclosed separately.

Total £m

Net book value at 1 April 2013	5,028
Additions	12
Exchange adjustments	(446)

Net book value at 31 March 2014	4,594
Impairment	(12)
Exchange adjustments	563

Net book value at 31 March 2015	5,145

The cost of goodwill at 31 March 2015 was £5,157m (2014: £4,594m) with an accumulated impairment charge of £12m (2014: £nil).

The amounts disclosed above as at 31 March 2015 include balances relating to the following cash-generating units: New York £2,964m (2014: £2,640m); Massachusetts £1,108m (2014: £987m); Rhode Island £412m (2014: £367m); and Federal £661m (2014: £600m).

Goodwill is reviewed annually for impairment and the recoverability of goodwill has been assessed by comparing the carrying amount of our operations described above (our cash-generating units) with the expected recoverable amount on a value-in-use basis. In each assessment, the value-in-use has been calculated based on five year plan projections that incorporate our best estimates of future cash flows, customer rates, costs, future prices and growth. Such projections reflect our current regulatory rate plans taking into account regulatory arrangements to allow for future rate plan filings and recovery of investment. Our plans have proved to be reliable guides in the past and the Directors believe the estimates are appropriate.

The future economic growth rate used to extrapolate projections beyond five years has been maintained at 2.25% (2014: 2.25%). The growth rate has been determined having regard to data on projected growth in US real gross domestic product (GDP). Based on our business’ place in the underlying US economy, it is appropriate for the terminal growth rate to be based upon the overall growth in real GDP and, given the nature of our operations, to extend over a long period of time. Cash flow projections have been discounted to reflect the time value of money, using a pre-tax discount rate of 9% (2014: 9%). The discount rate represents the estimated weighted average cost of capital of these operations.

While it is possible that a key assumption in the calculation could change, the Directors believe that no reasonably foreseeable change would result in an impairment of goodwill, in view of the long-term nature of the key assumptions and the margin by which the estimated fair value exceeds the carrying amount.

As part of their review, the Directors specifically reviewed the carrying value of goodwill associated with Clean Line Energy Partners LLC. This review resulted in a full impairment being recorded of £12m.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	113

Financial Statements

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

10. Other intangible assets

Other intangible assets include software and acquisition-related assets (such as brand names and customer relationships), which are written down (amortised) over the length of period we expect to receive a benefit from the asset.

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

Other intangible assets are amortised on a straight-line basis over their estimated useful economic lives. Amortisation periods for categories of intangible assets are:

			Years

Software			3 to 10
Acquisition-related intangibles			10 to 25

	Software £m	Acquisition- related £m	Total £m

Cost at 1 April 2013	1,031	122	1,153
Exchange adjustments	(38)	(7)	(45)
Additions	179	–	179
Disposals	(16)	(115)	(131)
Reclassifications[1]	66	–	66

Cost at 31 March 2014	1,222	–	1,222
Exchange adjustments	59	–	59
Additions	207	–	207
Reclassifications[1]	16	–	16

Cost at 31 March 2015	1,504	–	1,504

Accumulated amortisation at 1 April 2013	(442)	(122)	(564)
Exchange adjustments	12	7	19
Amortisation charge for the year	(127)	–	(127)
Impairment charge	(5)	–	(5)
Disposals	12	115	127
Reclassifications[1]	(3)	–	(3)

Accumulated amortisation at 31 March 2014	(553)	–	(553)
Exchange adjustments	(20)	–	(20)
Amortisation charge for the year	(121)	–	(121)
Reclassifications[1]	(8)	–	(8)

Accumulated amortisation at 31 March 2015	(702)	–	(702)

Net book value at 31 March 2015	802	–	802

Net book value at 31 March 2014	669	–	669

1. Reclassifications includes amounts transferred (to)/from property, plant and equipment (see note 11) and reclasses between cost and accumulated amortisation of £6m.

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
Plant and machinery:
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Electricity generation plant	20 to 40
Interconnector plant	15 to 60
Gas plant – mains, services and regulating equipment	30 to 100
Gas plant – storage	15 to 21
Gas plant – meters	10 to 33
Motor vehicles and office equipment	up to 10

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within operating profit in the income statement.

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

Material impairments are recognised in the income statement and are disclosed separately.

Any assets which suffered impairment in a previous period are reviewed for possible reversal of the impairment at each reporting date.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	115

     Financial Statements

   Notes to the consolidated financial statements

   – analysis of items in the primary statements continued

11. Property, plant and equipment continued
			Assets	Motor
			in the	vehicles
	Land and	Plant and	course of	and office
	buildings	machinery	construction	equipment	Total
	£m	£m	£m	£m	£m

Cost at 1 April 2013	2,325	45,366	3,960	803	52,454
Exchange adjustments	(99)	(1,471)	(82)	(28)	(1,680)
Additions	69	623	2,514	56	3,262
Disposals	(32)	(288)	(2)	(98)	(420)
Reclassifications[1]	(15)	2,195	(2,366)	120	(66)

Cost at 31 March 2014	2,248	46,425	4,024	853	53,550
Exchange adjustments	132	2,019	82	47	2,280
Additions	55	544	2,514	150	3,263
Disposals	(30)	(334)	(1)	(74)	(439)
Reclassifications[1]	105	1,981	(2,104)	8	(10)

Cost at 31 March 2015	2,510	50,635	4,515	984	58,644

Accumulated depreciation at 1 April 2013	(499)	(14,806)	–	(557)	(15,862)
Exchange adjustments	16	399	–	21	436
Depreciation charge for the year[2]	(84)	(1,112)	–	(103)	(1,299)
Impairment charge for the year	(1)	–	–	–	(1)
Disposals	25	234	–	93	352
Reclassifications[1]	107	(65)	–	(39)	3

Accumulated depreciation at 31 March 2014	(436)	(15,350)	–	(585)	(16,371)
Exchange adjustments	(15)	(533)	–	(29)	(577)
Depreciation charge for the year[2]	(82)	(1,138)	–	(143)	(1,363)
Disposals	7	307	–	74	388
Reclassifications[1]	(4)	1	–	5	2

Accumulated depreciation at 31 March 2015	(530)	(16,713)	–	(678)	(17,921)

Net book value at 31 March 2015	1,980	33,922	4,515	306	40,723

Net book value at 31 March 2014	1,812	31,075	4,024	268	37,179

1. Represents amounts transferred between categories and (to)/from other intangible assets (see note 10). 2. Includes amounts in respect of capitalised depreciation of £2m (2014: £10m).
				2015	2014
				£m	£m

Information in relation to property, plant and equipment
Capitalised interest included within cost				1,506	1,409
Net book value of assets held under finance leases (all relating to motor vehicles and office equipment)				184	170
Additions to assets held under finance leases (all relating to motor vehicles and office equipment)				61	25
Contributions to cost of property, plant and equipment included within:
Trade and other payables				47	44
Non-current liabilities				1,569	1,526

12. Other non-current assets

Other non-current assets include assets that do not fall into any other non-current asset category (such as goodwill or property, plant and equipment) and the benefit to be received from the asset is not due to be received until after 31 March 2016.

				2015	2014
				£m	£m

Commodity contract assets				29	45
Other receivables				39	33
Prepayments				12	9

				80	87

13. Financial and other investments

Financial and other investments include two main categories. Assets classified as available-for-sale typically represent investments in short-term money funds and quoted investments in equities or bonds of other companies. The second category is loans and receivables which includes bank deposits with a maturity of greater than three months, and cash balances that cannot be readily used in operations, principally collateral pledged for certain borrowings.

Financial assets, liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into, and recognised on trade date. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any other categories.

Available-for-sale financial investments are recognised at fair value plus directly related incremental transaction costs, and are subsequently carried at fair value in the statement of financial position. Changes in the fair value of available-for-sale investments are recognised directly in other comprehensive income, until the investment is disposed of or is determined to be impaired. At this time the cumulative gain or loss previously recognised in equity is included in the income statement for the period. Investment income is recognised using the effective interest method and taken through interest income in the income statement.

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

	2015 £m	2014[1] £m

Non-current
Available-for-sale investments	330	284

Current
Available-for-sale investments	1,232	2,716
Loans and receivables	1,327	883

	2,559	3,599

	2,889	3,883

Financial and other investments include the following:
Investments in short-term money funds[2]	618	2,165
Managed investments in equity and bonds[3]	785	696
Bank deposits	–	355
Cash surrender value of life insurance policies	158	140
Other investments	2	2
Restricted balances:
Collateral[4]	1,199	402
Other	127	123

	2,889	3,883

1. Comparatives have been represented on a basis consistent with current year presentation.

2. Includes £34m (2014: £nil) held by insurance captives and therefore restricted.

3. Includes £644m (2014: £667m) which is restricted and relates to investments held by insurance captives of £382m (2014: £296m), US non-qualified plan investments of £170m (2014: £141m) and assets held within security accounts with charges in favour of the UK pension scheme Trustees of £92m (2014: £230m).

4. Refers to collateral placed with counterparties with whom we have entered into a credit support annex to the ISDA (International Swaps and Derivatives Association) Master Agreement.

Available-for-sale investments are recorded at fair value. Due to their short maturities the carrying value of loans and receivables approximates their fair value. The maximum exposure to credit risk at the reporting date is the fair value of the financial investments. For further information on our credit risk, refer to note 30(a). None of the financial investments are past due or impaired.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	117

Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

14. Investments in joint ventures and associates
Investments in joint ventures and associates represent businesses we do not control, but instead exercise joint control or significant influence.

A joint venture is an arrangement established to engage in economic activity, which the Company jointly controls with other parties and has rights to the net assets of the arrangement. An associate is an entity which is neither a subsidiary nor a joint venture, but over which the Company has significant influence.

					2015 £m	2014 £m

Share of net assets at 1 April					351	371
Exchange adjustments					(11)	(16)
Additions					–	4
Share of post-tax results for the year					46	28
Dividends received					(79)	(38)
Other movements					11	2

Share of net assets at 31 March					318	351

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

15. Derivative financial instruments

Derivatives are financial instruments that derive their value from the price of an underlying item such as interest rates, foreign exchange rates, credit spreads, commodities, equity or other indices. In accordance with Board approved policies, derivatives are transacted to manage our exposure to fluctuations in interest rate and foreign exchange rate on borrowings and other contractual cash flows. Specifically, we use derivatives to manage these risks from our financing portfolio to optimise the overall cost of accessing the debt capital markets. These derivatives are analysed below. We also use derivatives to manage our operational market risks from commodities. The commodity derivative contracts are detailed in note 30(e).

Derivative financial instruments are initially recognised at fair value and subsequently remeasured at fair value at each reporting date. Changes in fair values are recorded in the period they arise, in either the income statement or other comprehensive income depending on the applicable accounting standards. Where the fair value of a derivative is positive it is carried as a derivative asset, and where negative as a derivative liability.

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

For each class of derivative instrument type the total fair value amounts are as follows:

	2015			2014
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m

Interest rate swaps	1,153	(978)	175	861	(743)	118
Cross-currency interest rate swaps	544	(746)	(202)	1,025	(195)	830
Foreign exchange forward contracts	18	(294)	(276)	68	(12)	56
Inflation linked swaps	1	(381)	(380)	16	(213)	(197)

	1,716	(2,399)	(683)	1,970	(1,163)	807

15. Derivative financial instruments continued The maturity profile of derivative financial instruments is as follows:
	2015			2014
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m

Current
Less than 1 year	177	(635)	(458)	413	(339)	74

	177	(635)	(458)	413	(339)	74

Non-current
In 1 to 2 years	15	(97)	(82)	54	(26)	28
In 2 to 3 years	37	(252)	(215)	73	(57)	16
In 3 to 4 years	136	(238)	(102)	71	(103)	(32)
In 4 to 5 years	125	(235)	(110)	244	(128)	116
More than 5 years	1,226	(942)	284	1,115	(510)	605

	1,539	(1,764)	(225)	1,557	(824)	733

	1,716	(2,399)	(683)	1,970	(1,163)	807

For each class of derivative the notional contract[1] amounts are as follows:
					2015 £m	2014 £m

Interest rate swaps					(11,125)	(15,406)
Cross-currency interest rate swaps					(8,103)	(8,614)
Foreign exchange forward contracts					(6,579)	(4,698)
Inflation linked swaps					(1,361)	(1,391)

					(27,168)	(30,109)

1. The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the reporting date.

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

					2015 £m	2014 £m

Cross-currency interest rate/interest rate swaps					379	367

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

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	119

Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

15. Derivative financial instruments continued

Cash flow hedges continued

When a forecast transaction is no longer expected to occur, the cumulative gain or loss previously reported in equity is transferred to the income statement.

Where a non-financial asset or a non-financial liability results from a forecast transaction or firm commitment being hedged, the amounts deferred in equity are included in the initial measurement of that non-monetary asset or liability.

	2015 £m	2014 £m

Cross-currency interest rate/interest rate swaps	(453)	224
Foreign exchange forward contracts	(34)	(11)
Inflation linked swaps	(109)	(32)

	(596)	181

Net investment hedges

Borrowings, cross-currency swaps and forward currency contracts are used in the management of the foreign exchange exposure arising from the investment in non-sterling denominated subsidiaries. Where these contracts qualify for hedge accounting they are designated as net investment hedges.

	2015 £m	2014 £m

Cross-currency interest rate swaps	(72)	342
Foreign exchange forward contracts	(218)	66

	(290)	408

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

	2015 £m	2014 £m

Cross-currency interest rate/interest rate swaps	119	15
Foreign exchange forward contracts	(24)	1
Inflation linked swaps	(271)	(165)

	(176)	(149)

Discontinuation of hedge accounting

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. At that time, any cumulative gains or losses relating to cash flow hedges recognised in equity are initially retained in equity and subsequently recognised in the income statement in the same periods in which the previously hedged item affects profit or loss. Amounts deferred in equity with respect to net investment hedges are subsequently recognised in the income statement in the event of the disposal of the overseas operations concerned. For fair value hedges, the cumulative adjustment recorded to the carrying value of the hedged item at the date hedge accounting is discontinued is amortised to the income statement using the effective interest method.

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

	2015 £m	2014 £m

Fuel stocks	112	74
Raw materials and consumables	152	128
Work in progress	13	13
Current intangible assets – emission allowances	63	53

	340	268

There is a provision for obsolescence of £28m against inventories as at 31 March 2015 (2014: £29m).

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	121

Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

17. Trade and other receivables

Trade and other receivables are amounts which are due from our customers for services (and commodities in the US) we have provided. Other receivables also include prepayments made by us, for example, property lease rentals paid in advance.

Trade and other receivables are initially recognised at fair value and subsequently measured at amortised cost, less any appropriate allowances for estimated irrecoverable amounts. A provision is established for irrecoverable amounts when there is objective evidence that amounts due under the original payment terms will not be collected.

	2015 £m	2014 £m

Trade receivables	1,568	1,602
Prepayments and accrued income	1,081	1,090
Commodity contract assets	35	42
Current tax assets	60	11
Other receivables	92	110

	2,836	2,855

Trade receivables are non interest-bearing and generally have a 30 to 90 day term. Due to their short maturities, the fair value of trade and other receivables approximates their book value. Commodity contract assets are recorded at fair value. All other receivables are recorded at amortised cost.

Provision for impairment of receivables
	2015 £m	2014 £m

At 1 April	249	261
Exchange adjustments	31	(23)
Charge for the year, net of recoveries	126	105
Uncollectible amounts written off against receivables	(112)	(94)

At 31 March	294	249

Trade receivables past due but not impaired
	2015 £m	2014[1] £m

Up to 3 months past due	299	285
3 to 6 months past due	60	57
Over 6 months past due	156	91

	515	433

1. Comparatives have been represented on a basis consistent with the current year presentation.

For further information on our wholesale and retail credit risk, refer to note 30(a). For further information on our commodity risk, refer to note 30(e).

18. Cash and cash equivalents
Cash and cash equivalents include cash balances, together with short-term investments with an original maturity of less than three months that are readily convertible to cash.

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

Net cash and cash equivalents held in currencies other than sterling have been converted into sterling at year-end exchange rates. For further information on currency exposures, refer to note 30(d).

	2015 £m	2014 £m

Cash at bank	109	75
Short-term deposits	10	279

Cash and cash equivalents excluding bank overdrafts	119	354
Bank overdrafts	(3)	(15)

Net cash and cash equivalents	116	339

At 31 March 2015, £1m (2014: £24m) of cash and cash equivalents were restricted. This primarily relates to cash held in captive insurance companies. 19. Borrowings

We borrow money primarily in the form of bonds and bank loans. These are for a fixed term and may have fixed or floating interest rates or are linked to RPI. As indicated in note 15, we use derivatives to manage risks associated with interest rates and foreign exchange.

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

Borrowings, which include interest-bearing and inflation linked debt and overdrafts, are recorded at their initial fair value which normally reflects the proceeds received, net of direct issue costs less any repayments. Subsequently these are stated at amortised cost, using the effective interest method. Any difference between the proceeds after direct issue costs and the redemption value is recognised over the term of the borrowing in the income statement using the effective interest method.

	2015 £m	2014 £m

Current
Bank loans	561	1,485
Bonds	1,068	1,730
Commercial paper	1,349	252
Finance leases	44	19
Other loans	3	10
Bank overdrafts	3	15

	3,028	3,511

Non-current
Bank loans	1,417	1,414
Bonds	21,156	20,732
Finance leases	159	151
Other loans	150	142

	22,882	22,439

	25,910	25,950

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	123

Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

19. Borrowings continued
Total borrowings are repayable as follows:
	2015	2014
	£m	£m

Less than 1 year	3,028	3,511
In 1 to 2 years	873	895
In 2 to 3 years	1,601	1,177
In 3 to 4 years	1,437	1,661
In 4 to 5 years	1,709	1,509
More than 5 years:
by instalments	154	175
other than by instalments	17,108	17,022

	25,910	25,950

The fair value of borrowings at 31 March 2015 was £30,103m (2014: £28,131m). Where market values were available, fair value of borrowings (Level 1) was £14,583m (2014: £17,388m). Where market values were not available, fair value of borrowings (Level 2) was £15,520m (2014: £10,743m), calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2015 was £25,419m (2014: £25,539m).

The assets of the Colonial Gas Company and the Niagara Mohawk Power Corporation and certain gas distribution assets of the Narragansett Electric Company are subject to liens and other charges and are provided as collateral over borrowings totalling £424m at 31 March 2015 (2014: £438m).

Collateral is placed with or received from any counterparty where we have entered into a credit support annex to the ISDA Master Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £540m (2014: £843m) in respect of cash received under collateral agreements. For further details of our borrowing facilities, refer to note 31. For further details of our bonds in issue, please refer to the debt investor section of our website.

Assets held under finance leases are recognised at their fair value or, if lower, the present value of the minimum lease payments on inception. The corresponding liability is recognised as a finance lease obligation within borrowings. Rental payments are apportioned between finance costs and reduction in the finance lease obligation, so as to achieve a constant rate of interest.

Assets held under finance leases are depreciated over the shorter of their useful life and the lease term.
Finance lease obligations
	2015	2014
	£m	£m

Gross finance lease liabilities are repayable as follows:
Less than 1 year	44	19
1 to 5 years	125	89
More than 5 years	72	100

	241	208
Less: finance charges allocated to future periods	(38)	(38)

	203	170

The present value of finance lease liabilities is as follows:
Less than 1 year	44	19
1 to 5 years	110	70
More than 5 years	49	81

	203	170

Unaudited commentary on borrowings

As at 31 March 2015, total borrowings of £25,910m (2014: £25,950m) including bonds, bank loans, commercial paper, collateral, finance leases and other debt had decreased by £40m. This represents the ongoing refinancing of the debt portfolio. We expect to repay £3,028m of our total borrowings in the next 12 months including commercial paper, collateral and interest, and to fund this repayment through the capital and money markets. The average long-term debt maturity of the portfolio is 13 years (2014: 12 years).

The maturity profile of long-term debt in our major entities is illustrated below:
National Grid long-term debt maturity profile £m

1. Includes hybrid bonds at first callable date (euro: 2020; sterling: 2025). Actual maturity of these bonds is euro: 2076; sterling: 2073.
Further information on our bonds can be found in the debt investor section of our website.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	125

Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

20. Trade and other payables

Trade and other payables include amounts owed to suppliers, tax authorities and other parties which are due to be settled within 12 months. The total also includes deferred income, which represents monies received from customers but for which we have not yet delivered the associated service. These amounts are recognised as revenue when the service is provided.

Trade payables are initially recognised at fair value and subsequently measured at amortised cost.
	2015	2014
	£m	£m

Trade payables	2,050	1,942
Deferred income	236	224
Commodity contract liabilities	116	77
Social security and other taxes	196	146
Other payables	694	642

	3,292	3,031

Due to their short maturities, the fair value of trade and other payables approximates their book value. Commodity contract liabilities are recorded at fair value. All other trade and other payables are recorded at amortised cost.

21. Other non-current liabilities
Other non-current liabilities include deferred income which will not be recognised as income until after 31 March 2016. It also includes payables that are not due until after that date.
Commodity contract liabilities are recorded at fair value. All other non-current liabilities are recorded at amortised cost.
	2015	2014
	£m	£m

Deferred income	1,648	1,605
Commodity contract liabilities	55	46
Other payables	216	190

	1,919	1,841

There is no material difference between the fair value and the carrying value of other non-current liabilities.
22. Pensions and other post-retirement benefits

Substantially all our employees are members of either DB (defined benefit) or DC (defined contribution) pension plans. The principal UK plans are the National Grid UK Pension Scheme, the National Grid Electricity Group of the Electricity Supply Pension Scheme and The National Grid YouPlan. In the US, we have a number of plans and also provide healthcare and life insurance benefits to eligible retired US employees.

The fair value of associated plan assets and present value of DB obligations are updated annually. For further details and the actuarial assumptions used to value the obligations, see note 29.
We separately present our UK and US pension plans to show geographical split. Below we provide a more detailed analysis of the amounts recorded in the primary financial statements.

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

22. Pensions and other post-retirement benefits continued

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

Amounts recognised in the statement of financial position
	UK pensions			US pensions			US other post-retirement benefits
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Present value of funded obligations	(20,053)	(18,100)	(18,495)	(5,827)	(4,566)	(4,915)	(3,412)	(2,680)	(3,020)
Fair value of plan assets	19,453	17,409	17,392	5,052	4,229	4,378	1,903	1,620	1,515

	(600)	(691)	(1,103)	(775)	(337)	(537)	(1,509)	(1,060)	(1,505)
Present value of unfunded obligations	(72)	(62)	(66)	(228)	(186)	(200)	–	–	–
Other post-employment liabilities	–	–	–	–	–	(3)	(74)	(75)	(83)

Net defined benefit liability	(672)	(753)	(1,169)	(1,003)	(523)	(740)	(1,583)	(1,135)	(1,588)

Represented by:
Liabilities	(672)	(753)	(1,169)	(1,124)	(697)	(935)	(1,583)	(1,135)	(1,588)
Assets	–	–	–	121	174	195	–	–	–

	(672)	(753)	(1,169)	(1,003)	(523)	(740)	(1,583)	(1,135)	(1,588)

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	127

Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

22. Pensions and other post-retirement benefits continued
Amounts recognised in the income statement and statement of other comprehensive income
	UK pensions			US pensions			US other post-retirement benefits
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Included within operating costs
Administration costs	6	6	6	7	5	4	1	1	2

Included within payroll costs
Defined contribution scheme costs	26	19	16	22	21	23	–	–	–
Defined benefit scheme costs:
Current service cost	70	96	90	77	85	87	39	44	43
Past service costs – augmentations	7	15	2	–	–	–	–	–	–
Past service cost/(credit) – redundancies	1	(19)	(7)	–	–	–	–	–	–
Past service (credit)/cost – plan amendments	–	(11)	–	1	–	–	–	–	–
Special termination benefit cost – redundancies	20	39	20	–	–	–	–	–	–
LIPA MSA transition	–	–	–	–	(16)	–	–	(198)	–
Net loss on disposal of businesses	–	–	–	–	–	3	–	–	1

	124	139	121	100	90	113	39	(154)	44

Included within finance income and costs
Net interest cost	27	47	31	25	27	34	49	54	70

Total included in income statement	157	192	158	132	122	151	89	(99)	116

Remeasurements of net retirement benefit obligations	(46)	354	(560)	(408)	81	(35)	(317)	50	(119)
Exchange adjustments	–	–	–	(88)	60	(37)	(148)	126	(75)

Total included in the statement of other comprehensive income	(46)	354	(560)	(496)	141	(72)	(465)	176	(194)

Reconciliation of the net defined benefit liability
	UK pensions			US pensions			US other post-retirement benefits
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Opening net defined benefit liability	(753)	(1,169)	(668)	(523)	(740)	(766)	(1,135)	(1,588)	(1,504)
(Cost)/credit recognised in the income statement	(131)	(173)	(142)	(110)	(101)	(128)	(89)	99	(116)
Remeasurement effects recognised in the statement of other comprehensive income	(46)	354	(560)	(496)	141	(72)	(465)	176	(194)
Employer contributions	258	235	201	126	174	224	124	187	262
Other movements	–	–	–	–	3	2	(18)	(9)	(36)

Closing net defined benefit liability	(672)	(753)	(1,169)	(1,003)	(523)	(740)	(1,583)	(1,135)	(1,588)

22. Pensions and other post-retirement benefits continued
	UK pensions			US pensions			US other post-retirement benefits
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m

Changes in the present value of defined benefit obligations (including unfunded obligations)
Opening defined benefit obligations	(18,162)	(18,561)	(16,775)	(4,752)	(5,115)	(4,611)	(2,680)	(3,020)	(2,630)
Current service cost	(70)	(96)	(90)	(77)	(85)	(87)	(39)	(44)	(43)
Interest cost	(762)	(780)	(788)	(235)	(221)	(232)	(130)	(123)	(133)
Actuarial gains/(losses) – experience	100	16	74	(22)	(22)	1	85	47	60
Actuarial losses – demographic assumptions	(95)	–	–	(125)	(129)	5	(122)	(154)	(18)
Actuarial (losses)/gains – financial assumptions	(1,980)	436	(1,765)	(486)	57	(245)	(280)	49	(218)
Past service (cost)/credit – redundancies	(1)	19	7	–	16	36	–	119	5
Special termination benefit cost – redundancies	(20)	(39)	(20)	–	–	–	–	–	–
Past service cost – augmentations	(7)	(15)	(2)	–	–	–	–	–	–
Past service credit – plan amendments	–	11	–	(1)	–	–	–	19	–
Medicare subsidy received	–	–	–	–	–	–	(19)	(17)	(19)
Liabilities extinguished on settlements	–	–	–	–	–	–	–	60	–
Employee contributions	(2)	(2)	(3)	–	–	–	–	–	–
Benefits paid	874	849	801	269	291	269	125	117	123
Exchange adjustments	–	–	–	(626)	456	(251)	(352)	267	(147)

Closing defined benefit obligations	(20,125)	(18,162)	(18,561)	(6,055)	(4,752)	(5,115)	(3,412)	(2,680)	(3,020)

Changes in the fair value of plan assets
Opening fair value of plan assets	17,409	17,392	16,107	4,229	4,378	3,850	1,620	1,515	1,192
Interest income	735	733	757	210	194	198	81	69	63
Return on assets greater/(less)than assumed	1,929	(98)	1,131	225	175	204	–	108	57
Administration costs	(6)	(6)	(6)	(7)	(5)	(4)	(1)	(1)	(2)
Employer contributions	258	235	201	126	174	224	124	187	262
Employee contributions	2	2	3	–	–	–	–	–	–
Benefits paid	(874)	(849)	(801)	(269)	(291)	(269)	(125)	(117)	(123)
Assets distributed in settlements and transfers	–	–	–	–	–	(39)	–	–	(6)
Exchange adjustments	–	–	–	538	(396)	214	204	(141)	72

Closing fair value of plan assets	19,453	17,409	17,392	5,052	4,229	4,378	1,903	1,620	1,515

Actual return on plan assets	2,664	635	1,888	435	369	402	81	177	120

Expected contributions to plans in the following year	225	182	181	204	118	183	104	109	196

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	129

     Financial Statements

   Notes to the consolidated financial statements

   – analysis of items in the primary statements continued

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

The unwinding of the discount is included within the income statement as a financing charge.
	Environmental £m	Decommissioning £m	Restructuring £m	Emissions £m	Other £m	Total provisions £m

At 1 April 2013	1,198	81	53	8	420	1,760
Exchange adjustments	(79)	(7)	–	(1)	(25)	(112)
Additions	11	84	86	7	42	230
Unused amounts reversed	(14)	–	(1)	–	(3)	(18)
Unwinding of discount	57	–	–	–	16	73
Utilised	(101)	(14)	(59)	–	(114)	(288)

At 31 March 2014	1,072	144	79	14	336	1,645
Exchange adjustments	95	8	–	2	28	133
Additions	25	7	9	7	57	105
Unused amounts reversed	(5)	–	(2)	–	(5)	(12)
Unwinding of discount	57	3	1	–	12	73
Utilised	(80)	(25)	(48)	–	(56)	(209)

At 31 March 2015	1,164	137	39	23	372	1,735

					2015 £m	2014 £m

Current					235	282
Non-current					1,500	1,363

					1,735	1,645

23. Provisions continued
Environmental provision

The environmental provision represents the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings, together with certain US sites that National Grid no longer owns. The environmental provision is as follows:

	2015			2014
	Discounted £m	Undiscounted £m	Real discount rate	Discounted £m	Undiscounted £m	Real discount rate

UK sites	286	367	2%	286	367	2%
US sites	878	999	2%	786	891	2%

	1,164	1,366		1,072	1,258

The remediation expenditure in the UK relates to old gas manufacturing sites and also to electricity transmission sites. Cash flows are expected to be incurred between 2015 and 2060. A number of estimation uncertainties affect the calculation of the provision, including the impact of regulation, accuracy of the site surveys, unexpected contaminants, transportation costs, the impact of alternative technologies and changes in the discount rate. This provision incorporates our best estimate of the financial effect of these uncertainties, but future changes in any of the assumptions could materially impact the calculation of the provision. The undiscounted amount is the undiscounted best estimate of the liability having regard to these uncertainties.

The remediation expenditure in the US is expected to be incurred between 2015 and 2071. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK sites. This expenditure is expected to be largely recoverable from ratepayers under the terms of various rate agreements in the US.

Decommissioning provision

The decommissioning provision represents £51m (2014: £55m) of expenditure relating to asset retirement obligations expected to be incurred until 2075, and £64m (2014: £72m) of expenditure relating to the demolition of gas holders expected to be incurred until 2022. It also includes the net present value of the estimated expenditure (discounted at a real rate of 2%) expected to be incurred until 2033 in respect of the decommissioning of certain US nuclear generating units that National Grid no longer owns.

Restructuring provision
The restructuring provision principally relates to business reorganisation costs in the UK and is expected to be incurred until 2023.
Emissions provision
The provision for emission costs is expected to be settled using emission allowances granted.
Other provisions

Included within other provisions at 31 March 2015 are amounts provided in respect of onerous lease commitments and rates payable on surplus properties of £117m (2014: £117m) with expenditure expected to be incurred until 2039.

Other provisions also include £182m (2014: £160m) of estimated liabilities in respect of past events insured by insurance subsidiary undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date. It also includes £13m (2014: £13m) in respect of obligations associated with investments in joint ventures.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	131

     Financial Statements

   Notes to the consolidated financial statements

   – analysis of items in the primary statements continued

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

	Allotted, called up and fully paid
	million	£m

At 1 April 2013	3,795	433
Issued during the year in lieu of dividends[1]	59	6

At 31 March 2014	3,854	439
Issued during the year in lieu of dividends[1]	38	4

At 31 March 2015	3,892	443

1. The issue of shares under the scrip dividend programme is considered to be a bonus issue under the terms of the Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

The share capital of the Company consists of ordinary shares of 11 17⁄43 pence nominal value each including ADSs. The ordinary shares and ADSs allow holders to receive dividends and vote at general meetings of the Company. The Company holds treasury shares but may not exercise any rights over these shares including the entitlement to vote or receive dividends. There are no restrictions on the transfer or sale of ordinary shares.

In line with the provisions of the Companies Act 2006, the Company has amended its Articles of Association and ceased to have authorised share capital.
Treasury shares
At 31 March 2015, the Company held 153m (2014: 124m) of its own shares. The market value of these shares as at 31 March 2015 was £1,323m (2014: £1,019m).
The Company made the following transactions in respect of its own shares during the year ended 31 March 2015:

1. During the year, the Company, as part of management of the dilutive effect of share issuances under the scrip dividend programme, repurchased 37m ordinary shares for aggregate consideration of £338m, including transaction costs. The shares repurchased have a nominal value of £4m and represented approximately 1% of the ordinary shares in issue as at 31 March 2015.

2. During the year, 3m (2014: 2m) treasury shares were gifted to National Grid Employee Share Trusts and 5m (2014: 3m) treasury shares were re-issued in relation to employee share schemes, in total representing approximately 0.2% (2014: 0.1%) of the ordinary shares in issue as at 31 March 2015. The nominal value of these shares was £1m (2014: £1m) and the total proceeds received were £23m (2014: £14m).

3. During the year, the Company made payments totalling £7m (2014: £3m) to National Grid Employee Share Trusts, outside of its share repurchase programme, to enable the trustees to make purchases of National Grid plc shares in order to satisfy the requirements of employee share option and reward plans.

The maximum number of shares held during the year was 153m ordinary shares (2014: 129m) representing approximately 3.9% (2014: 3.4%) of the ordinary shares in issue as at 31 March 2015 and having a nominal value of £17m (2014: £15m).

25. Other equity reserves
Other equity reserves are different categories of equity as required by accounting standards and represent the impact of a number of our historical transactions.

Other equity reserves comprise the translation reserve (see accounting policy B in note 1), cash flow hedge reserve (see note 15), available-for-sale reserve (see note 13), the capital redemption reserve and the merger reserve. The merger reserve arose as a result of the application of merger accounting principles under the then prevailing UK GAAP, which under IFRS 1 was retained for mergers that occurred prior to the IFRS transition date. Under merger accounting principles, the difference between the carrying amount of the capital structure of the acquiring vehicle and that of the acquired business was treated as a merger difference and included within reserves.

As the amounts included in other equity reserves are not attributable to any of the other classes of equity presented, they have been disclosed as a separate classification of equity.
	Translation £m	Cash flow hedge £m	Available- for-sale £m	Capital redemption £m	Merger £m	Total £m

At 1 April 2012	346	(100)	65	19	(5,165)	(4,835)
Exchange adjustments	117	–	–	–	–	117
Net (losses)/gains taken to equity	–	(31)	20	–	–	(11)
Transferred to/(from) profit or loss	–	73	(10)	–	–	63
Tax	–	(13)	(2)	–	–	(15)

At 31 March 2013	463	(71)	73	19	(5,165)	(4,681)
Exchange adjustments	(158)	–	–	–	–	(158)
Net gains taken to equity	–	63	6	–	–	69
Transferred to/(from) profit or loss	–	27	(14)	–	–	13
Tax	–	(5)	3	–	–	(2)

At 31 March 2014	305	14	68	19	(5,165)	(4,759)
Exchange adjustments	174	–	–	–	–	174
Net (losses)/gains taken to equity	–	(154)	41	–	–	(113)
Transferred to/(from) profit or loss	–	13	(8)	–	–	5
Tax	–	18	(7)	–	–	11

At 31 March 2015	479	(109)	94	19	(5,165)	(4,682)

The merger reserve represents the difference between the carrying value of subsidiary undertaking investments and their respective capital structures following the Lattice demerger from BG Group plc and the 1999 Lattice refinancing.

The cash flow hedge reserve on interest rate swap contracts will be continuously transferred to the income statement until the borrowings are repaid. The amount due to be released from reserves to the income statement next year is £15m (pre-tax) and the remainder released with the same maturity profile as borrowings due after more than one year.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	133

Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

26. Net debt
Net debt represents the amount of borrowings and overdrafts less cash, financial investments and related derivatives.

Funding and liquidity risk management is carried out by the treasury function under policies and guidelines approved by the Finance Committee of the Board. The Finance Committee is responsible for the regular review and monitoring of treasury activity and for the approval of specific transactions, the authority for which fall outside the delegation of authority to management.

The primary objective of the treasury function is to manage our funding and liquidity requirements. A secondary objective is to manage the associated financial risks, in the form of interest rate risk and foreign exchange risk, to within pre-authorised parameters. Details of the main risks arising from our financing and commodity hedging activities can be found in the risk factors discussion starting on page 173 and in note 30 to the consolidated financial statements on pages 141 to 148.

Investment of surplus funds, usually in short-term fixed deposits or placements with money market funds that invest in highly liquid instruments of high credit quality, is subject to our counterparty risk management policy.

The movement in cash and cash equivalents is reconciled to movements in net debt.
(a) Reconciliation of net cash flow to movement in net debt
	2015 £m	2014 £m	2013 £m

(Decrease)/increase in cash and cash equivalents	(247)	(283)	335
(Decrease)/increase in financial investments	(1,157)	(1,720)	2,992
Increase/(decrease) in borrowings and related derivatives	682	1,021	(4,304)
Net interest paid on the components of net debt[1]	925	841	756

Change in debt resulting from cash flows	203	(141)	(221)
Changes in fair value of financial assets and liabilities and exchange movements	(1,777)	1,360	(536)
Net interest charge on the components of net debt[1]	(1,068)	(1,053)	(1,017)
Extinguishment of debt resulting from LIPA MSA transition (note 4)	–	98	–
Other non-cash movements	(83)	(25)	(58)

Movement in net debt (net of related derivative financial instruments) in the year	(2,725)	239	(1,832)
Net debt (net of related derivative financial instruments) at start of year	(21,190)	(21,429)	(19,597)

Net debt (net of related derivative financial instruments) at end of year	(23,915)	(21,190)	(21,429)

Composition of net debt
Net debt is made up as follows:
	2015 £m	2014 £m	2013 £m

Cash, cash equivalents and financial investments	2,678	3,953	6,102
Borrowings and bank overdrafts	(25,910)	(25,950)	(28,095)
Derivatives	(683)	807	564

	(23,915)	(21,190)	(21,429)

1. An exceptional charge of £131m (2014: £nil; 2013: £nil) is included in net interest charge on the components of net debt and an exceptional cash outflow of £152m (2014: £nil; 2013: £nil) is included in net interest paid on the components of net debt.

26. Net debt continued
(b) Analysis of changes in net debt
	Cash and cash equivalents £m	Bank overdrafts £m	Net cash and cash equivalents £m	Financial investments £m	Borrowings £m	Derivatives £m	Total[1] £m

At 1 April 2012	332	(33)	299	2,391	(22,992)	705	(19,597)
Cash flow	325	10	335	2,963	(3,433)	(86)	(221)
Fair value gains and losses and exchange movements	14	–	14	47	(452)	(145)	(536)
Interest income/(charges)	–	–	–	30	(1,137)	90	(1,017)
Other non-cash movements	–	–	–	–	(58)	–	(58)

At 31 March 2013	671	(23)	648	5,431	(28,072)	564	(21,429)
Cash flow	(291)	8	(283)	(1,755)	2,009	(112)	(141)
Fair value gains and losses and exchange movements	(26)	–	(26)	(113)	1,223	276	1,360
Interest income/(charges)	–	–	–	36	(1,168)	79	(1,053)
Extinguishment of debt resulting from LIPA MSA transition (note 4)	–	–	–	–	98	–	98
Other non-cash movements	–	–	–	–	(25)	–	(25)

At 31 March 2014	354	(15)	339	3,599	(25,935)	807	(21,190)
Cash flow	(259)	12	(247)	(1,194)	1,721	(77)	203
Fair value gains and losses and exchange movements	24	–	24	118	(451)	(1,468)	(1,777)
Interest income/(charges)[2]	–	–	–	36	(1,160)	56	(1,068)
Other non-cash movements	–	–	–	–	(82)	(1)	(83)

At 31 March 2015	119	(3)	116	2,559	(25,907)	(683)	(23,915)

Balances at 31 March 2015 comprise:
Non-current assets	–	–	–	–	–	1,539	1,539
Current assets	119	–	119	2,559	–	177	2,855
Current liabilities	–	(3)	(3)	–	(3,025)	(635)	(3,663)
Non-current liabilities	–	–	–	–	(22,882)	(1,764)	(24,646)

	119	(3)	116	2,559	(25,907)	(683)	(23,915)

1. Includes accrued interest at 31 March 2015 of £230m (2014: £239m; 2013: £250m).

2. An exceptional expense of £131m (2014: £nil; 2013: £nil) is included in net interest charge on the components of net debt and an exceptional cash outflow of £152m (2014: £nil; 2013: £nil) is included in net interest paid on the components of net debt.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	135

Financial Statements
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

	2015 £m	2014 £m

Future capital expenditure
Contracted for but not provided	2,360	2,624

Operating lease commitments
Less than 1 year	87	84
In 1 to 2 years	81	76
In 2 to 3 years	74	70
In 3 to 4 years	63	66
In 4 to 5 years	45	56
More than 5 years	277	278

	627	630

Energy purchase commitments[1]
Less than 1 year	1,199	1,103
In 1 to 2 years	601	481
In 2 to 3 years	458	356
In 3 to 4 years	360	279
In 4 to 5 years	305	235
More than 5 years	1,415	1,083

	4,338	3,537

Guarantees and letters of credit
Guarantee of sublease for US property (expires 2040)	236	232
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	151	155
Guarantee of certain obligations for construction of HVDC West Coast Link (expected expiry 2016)	555	594
Other guarantees and letters of credit (various expiry dates)	355	271

	1,297	1,252

1. Energy purchase commitments relate to contractual commitments to purchase electricity or gas that are used to satisfy physical delivery requirements to our customers or for energy that we use ourselves (i.e. normal purchase, sale or usage) and hence are accounted for as ordinary purchase contracts. Details of commodity contracts that do not meet the normal purchase, sale or usage criteria, and hence are accounted for as derivative contracts, are shown in note 30(e).

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £26m (2014: £21m).
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

The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms:
	2015 £m	2014 £m	2013 £m

Sales: Goods and services supplied to a pension plan and joint ventures	52	15	10
Purchases: Goods and services received from joint ventures and associates[1]	120	128	133
Receivable from a pension plan and joint ventures	4	3	3
Payable to joint ventures and associates	6	5	6
Dividends received from joint ventures and associates[2]	79	38	21

1. During the year the Company received goods and services from a number of joint ventures and associates, including Iroquois Gas Transmission System, L.P. of £24m (2014: £30m; 2013: £37m), Millennium Pipeline Company, LLC of £26m (2014: £31m; 2013: £35m) for the transportation of gas in the US and NGET/SPT Upgrades Limited of £68m (2014: £67m; 2013: £52m) for the construction of a transmission link in the UK.

2. Dividends were received from BritNed Development Limited of £49m (2014: £17m; 2013: £nil), Iroquois Gas Transmission System, L.P. of £14m (2014: £11m; 2013: £12m) and Millennium Pipeline Company, LLC of £16m (2014: £10m; 2013: £9m).

Details of investments in principal subsidiary undertakings, joint ventures and associates are disclosed in note 32 and information relating to pension fund arrangements is disclosed in notes 22 and 29. For details of Directors’ and key management remuneration, refer to the audited section of the Remuneration Report and note 3(c).

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

UK pension plans

National Grid’s defined benefit pension arrangements are funded with assets held in separate trustee administered funds. The arrangements are managed by trustee companies with boards consisting of company and member appointed directors. The directors are required to manage the arrangements in accordance with local regulations and the arrangements’ governing documents, acting on behalf of their beneficiaries.

The arrangements are subject to independent actuarial funding valuations at least every three years and following consultation and agreement with us, the qualified actuary certifies the employers’ contribution, which, together with the specified contributions payable by the employees and proceeds from the plans’ assets, are expected to be sufficient to fund the benefits payable. The last full actuarial valuations were carried out as at 31 March 2013. The next valuations are required to be carried out as at 31 March 2016.

The results of the 2013 valuations are shown below:
	NG UKPS[1]	NGEG of ESPS[2]

Latest full actuarial valuation	31 March 2013	31 March 2013
Actuary	Towers Watson	Aon Hewitt
Market value of scheme assets at latest valuation	£15,569m	£1,900m
Actuarial value of benefits due to members	£(17,332)m	£(2,708)m
Market value as percentage of benefits	90%	70%
Funding deficit	£1,763m	£808m
Funding deficit (net of tax)	£1,410m	£646m

1. National Grid UK Pension Scheme
2. National Grid Electricity Group of the Electricity Supply Pension Scheme.

From April 2014 an annual cap was placed on future increases to the salary used to calculate pensions at the lower of 3% or the annual increase in RPI. This capped salary applied to all pensionable service from 1 April 2013 onwards. During the year ended 31 March 2014 these changes resulted in a past service credit of £11m to the income statement (see note 22) and a change to the salary increase assumption which affects how our DB liabilities as at 31 March have been calculated. These changes are to ensure our schemes remain affordable and sustainable over the coming years.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	137

Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

29. Actuarial information on pensions and other post-retirement benefits continued
National Grid UK Pension Scheme

The 2013 actuarial funding valuation showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 36% of pensionable earnings (currently 33% by employers and 3% by employees). In addition, National Grid makes payments to the scheme to cover administration costs and the Pension Protection Fund levy.

Following the 2013 valuation, National Grid and the Trustees agreed a recovery plan which would see the funding deficit repaid by 31 March 2027. Under the schedule of contributions, payments of £60m were made in 2013/14 and £99m in 2014/15 and will thereafter rise in line with RPI until 2026/27. As part of the 2013 agreement, National Grid has established a security arrangement with a charge in favour of the Trustees. At 31 March 2015 the value of this was required to be £397m. This was provided via £300m in letters of credit and approximately £198m in UK Government bonds and cash. The assets held as security will be paid to the scheme in the event that National Grid Gas plc (NGG) is subject to an insolvency event, is given notice of less than 12 months that Ofgem intends to revoke its licence under the Gas Act 1986, or National Grid fails to make the required contributions in relation to the scheme. The assets held as security will be released back to National Grid if the scheme moves into surplus. In addition, National Grid will make a payment of £200m (increased in line with RPI) into the scheme if NGG’s credit rating by two out of three specified agencies falls below certain agreed levels for a period of 40 days.

This scheme ceased to allow new hires to join from 1 April 2002. A DC section of the scheme was offered for employees joining after this date, which has since been replaced by The National Grid YouPlan (see below).

National Grid Electricity Group of the Electricity Supply Pension Scheme

The 2013 actuarial funding valuation showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 33.4% of pensionable earnings (currently 27.5% by employers and an average of 5.9% by employees).

Following the 2013 valuation, National Grid and the Trustees agreed a recovery plan that would see the funding deficit repaid by 31 March 2027. Under the schedule of contributions, a payment of £80m was made in 2013/14 and £46m in 2014/15. Thereafter annual payments are due of £47m in 2015/16 rising in line with RPI until 2026/27. As part of the 2013 agreement, National Grid has established security arrangements with a charge in favour of the Trustees. At 31 March 2015 the value of this was required to be £150m. This was provided via £150m in a letter of credit. In addition, approximately £36m in UK Government bonds and cash was held. The assets held as security will be paid to the scheme in the event that National Grid Electricity Transmission plc (NGET) is subject to an insolvency event, or ceases to hold a licence granted under the Electricity Act 1989. The assets held as security will be released back to National Grid if the scheme moves into surplus. National Grid has also agreed to make a payment in respect of the deficit up to a maximum of £500m should certain triggers be breached; namely if NGET ceases to hold the licence granted under the Electricity Act 1989 or NGET’s credit rating by two out of three specified agencies falls below certain agreed levels for a period of 40 days.

The scheme closed to new members from 1 April 2006.
The National Grid YouPlan

The National Grid YouPlan (YouPlan) is a DC scheme that was launched in 2013 and under the rules of the plan, National Grid double matches contributions to YouPlan up to a maximum of 6% of employee salary. YouPlan is the qualifying scheme used for automatic enrolment and new hires are enrolled into YouPlan.

US pension plans

National Grid sponsors numerous non-contributory DB pension plans. The DB plans provide retirement benefits to vested union employees, as well as vested non-union employees hired before 1 January 2011. Benefits under these plans generally reflect age, years of service and compensation and are paid in the form of an annuity or lump sum. An independent actuary performs valuations annually. The Company funds the defined benefit plans by contributing no less than the minimum amount required, but no more than the maximum tax deductible amount allowed under US Internal Revenue Service regulations. The range of contributions based upon these regulations can vary significantly based upon the funded status of the plans. At present, there is some flexibility in the amount that is contributed on an annual basis. In general, the Company’s policy for funding the US pension plans is to contribute the amounts collected in rates and capitalised in the rate base during the year, to the extent that the funding is no less than the minimum amount required. The assets of the plans are held in trusts and administered by fiduciary committees comprised of appointed employees of the Company.

National Grid also has several DC pension plans, primarily comprised of employee savings and Company matching contributions. Non-union employees hired after 1 January 2011 as well as new hires in 10 groups of represented union employees, receive a core contribution into the DC plan, irrespective of the employee’s contribution into the plan.

US retiree healthcare and life insurance plans
National Grid provides healthcare and life insurance benefits to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in most cases retirees contribute to the cost of their healthcare coverage. In the US, there is no governmental requirement to pre-fund post-retirement health and welfare plans. However, in general, the Company’s policy for funding the US retiree healthcare and life insurance plans is to contribute amounts collected in rates and capitalised in the rate base during the year.

29. Actuarial information on pensions and other post-retirement benefits continued
Asset allocations
Within the asset allocations below there is significant diversification across regions, asset managers, currencies and bond categories.
UK pensions
	2015			2014			2013
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m

Equities[1]	3,848	761	4,609	4,045	620	4,665	4,825	546	5,371
Corporate bonds[2]	6,494	–	6,494	5,706	–	5,706	5,804	–	5,804
Government securities	4,637	–	4,637	4,161	–	4,161	4,743	–	4,743
Property	86	1,082	1,168	33	1,057	1,090	–	1,072	1,072
Diversified alternatives[3]	–	716	716	–	793	793	–	–	–
Liability matching assets[4,6]	878	–	878	598	–	598	–	–	–
Other[5,6]	936	15	951	433	(37)	396	426	(24)	402

	16,879	2,574	19,453	14,976	2,433	17,409	15,798	1,594	17,392

1. Included within equities at 31 March 2015 were ordinary shares of National Grid plc with a value of £14m (2014: £15m; 2013: £16m).

2. Included within corporate bonds at 31 March 2015 was an investment in a number of bonds issued by subsidiary undertakings with a value of £80m (2014: £72m; 2013: £69m).

3. Includes return seeking non-conventional asset classes.

4. Includes liability-driven investment vehicles.

5. Includes cash and cash type instruments.

6. Comparatives have been represented on a basis consistent with the current year presentation.

US pensions
	2015			2014			2013
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m

Equities	617	1,455	2,072	508	1,225	1,733	507	1,289	1,796
Corporate bonds	971	139	1,110	823	336	1,159	863	295	1,158
Government securities	1,059	–	1,059	632	28	660	707	19	726
Property	–	249	249	–	189	189	–	175	175
Diversified alternatives[1]	–	498	498	–	434	434	–	465	465
Other	–	64	64	–	54	54	–	58	58

	2,647	2,405	5,052	1,963	2,266	4,229	2,077	2,301	4,378

1. Includes return seeking non-conventional asset classes.
US other post-retirement benefits
	2015			2014			2013
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m

Equities	289	939	1,228	245	852	1,097	195	774	969
Corporate bonds	34	–	34	2	10	12	2	11	13
Government securities	382	–	382	357	1	358	361	2	363
Diversified alternatives[1]	47	100	147	43	110	153	43	127	170
Other	–	112	112	–	–	–	–	–	–

	752	1,151	1,903	647	973	1,620	601	914	1,515

1. Includes return seeking non-conventional asset classes.
Target asset allocations

Each plan’s investment strategy is formulated specifically in order to manage risk, through investment in diversified asset classes, including the use of liability matching assets and where appropriate through the employment of interest rate and inflation hedging instruments. The target asset allocation of the plans as at 31 March 2015 is as follows:

				UK pensions %		US pensions %		US other post-retirement benefits %

Equities				21		42		65
Other				79		58		35

				100		100		100

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	139

Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

29. Actuarial information on pensions and other post-retirement benefits continued
Actuarial assumptions
The Company has applied the following financial assumptions in assessing DB liabilities.
	UK pensions			US pensions			US other post-retirement benefits
	2015%	2014%	2013%	2015%	2014%	2013%	2015%	2014%	2013%

Discount rate[1]	3.3	4.3	4.3	4.1	4.8	4.7	4.1	4.8	4.7
Rate of increase in salaries[2]	3.2	3.6	4.1	3.5	3.5	3.5	3.5	3.5	3.5
Rate of increase in RPI[3]	2.9	3.3	3.4	n/a	n/a	n/a	n/a	n/a	n/a
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	8.0	8.0	8.0
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	5.0	5.0	5.0

1. The discount rates for pension liabilities have been determined by reference to appropriate yields on high-quality corporate bonds prevailing in the UK and US debt markets at the reporting date.

2. A promotional scale has also been used where appropriate. The UK assumption stated is that relating to service prior to 1 April 2014. The UK assumption for the rate of increase in salaries for service after this date is 2.1%.

3. This is the key assumption that determines assumed increases in pensions in payment and deferment in the UK only. The assumptions for the UK were 2.9% (2014: 3.3%; 2013: 3.4%) for increases in pensions in payment and 2.1% (2014: 3.3%; 2013: 3.4%) for increases in pensions in deferment.

For sensitivity analysis see note 33.

				2015		2014		2013
				UK years	US years	UK years	US years	UK years	US years

Assumed life expectations for a retiree age 65
Today:
Males				22.7	21.7	22.9	20.6	22.7	19.5
Females				25.1	23.9	25.4	22.9	25.2	21.4
In 20 years:
Males				24.9	23.4	25.2	22.8	25.0	21.0
Females				27.4	25.6	27.8	24.7	27.6	22.2

Maturity profile of DB obligations
The weighted average duration of the DB obligation for each category of scheme is 16 years for UK pension schemes; 14 years for US pension schemes and 18 years for US other post-retirement benefits.

30. Financial risk management

Our activities expose us to a variety of financial risks including currency risk, interest rate risk, commodity price risk, credit risk, capital risk and liquidity risk. Our risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential volatility of financial performance from these risks. We use financial instruments, including derivative financial instruments, to manage risks of this type.

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

We have exposure to the following risks, which are described in more detail below:
●	credit risk;
●	liquidity risk;
●	interest rate risk;
●	currency risk;
●	commodity risk; and
●	capital risk.
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

Treasury credit risk

Counterparty risk arises from the investment of surplus funds and from the use of derivative financial instruments. As at 31 March 2015, the following limits were in place for investments held with banks and financial institutions:

		Maximum limit £m	Long-term limit £m

Triple ‘A’ G8 sovereign entities (AAA)		Unlimited	Unlimited
Triple ‘A’ vehicles (AAA)		319	270
Triple ‘A’ range institutions and non G8 sovereign entities (AAA)		1,088 to 1,642	548 to 859
Double ‘A+’ G8 sovereign entities (AA+)		1,642	859
Double ‘A’ range institutions (AA)		650 to 818	331 to 409
Single ‘A’ range institutions (A)		224 to 319	114 to 163

As at 31 March 2014 and 2015, we had a number of exposures to individual counterparties. In accordance with our treasury policies, counterparty credit exposure utilisations are monitored daily against the counterparty credit limits. Counterparty credit ratings and market conditions are reviewed continually with limits being revised and utilisation adjusted, if appropriate. Management does not expect any significant losses from non performance by these counterparties.

Commodity credit risk

The credit policy for commodity transactions is owned and monitored by the Executive Energy Risk Committee, under authority delegated by the Board and Executive Committee, and establishes controls and procedures to determine, monitor and minimise the credit risk of counterparties.

Wholesale and retail credit risk

Our principal commercial exposure in the UK is governed by the credit rules within the regulated codes: Uniform Network Code and Connection and Use of System Code. These set out the level of credit relative to the RAV for each credit rating. In the US, we are required to supply electricity and gas under state regulations. Our credit policies and practices are designed to limit credit exposure by collecting security deposits prior to providing utility services, or after utility service has commenced if certain applicable regulatory requirements are met. Collection activities are managed on a daily basis. Sales to retail customers are usually settled in cash, cheques, electronic bank payments or by using major credit cards. We are committed to measuring, monitoring, minimising and recording counterparty credit risk in our wholesale business. The utilisation of credit limits is regularly monitored and collateral is collected against these accounts when necessary. Management does not expect any significant losses of receivables that have not been provided for as shown in note 17.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	141

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

Amounts which do not meet the criteria for offsetting on the statement of financial position but could be settled net in certain circumstances principally relate to derivative transactions under ISDA agreements where each party has the option to settle amounts on a net basis in the event of default of the other party.

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

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2015	Gross carrying amounts £m	Gross amounts offset[1] £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m

Assets
Derivative financial instruments	1,716	–	1,716	(839)	(527)	350
Commodity contracts	64	–	64	(11)	–	53

	1,780	–	1,780	(850)	(527)	403

Liabilities
Derivative financial instruments	(2,399)	–	(2,399)	839	1,125	(435)
Commodity contracts	(182)	11	(171)	11	–	(160)

	(2,581)	11	(2,570)	850	1,125	(595)

	(801)	11	(790)	–	598	(192)

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2014	Gross carrying amounts £m	Gross amounts offset[1] £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m

Assets
Derivative financial instruments	1,970	–	1,970	(609)	(831)	530
Commodity contracts	89	(2)	87	(7)	(2)	78

	2,059	(2)	2,057	(616)	(833)	608

Liabilities
Derivative financial instruments	(1,163)	–	(1,163)	609	374	(180)
Commodity contracts	(123)	–	(123)	7	–	(116)

	(1,286)	–	(1,286)	616	374	(296)

	773	(2)	771	–	(459)	312

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

The following is an analysis of the contractual undiscounted cash flows payable under financial liabilities and derivative assets and liabilities as at the reporting date:
At 31 March 2015	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m

Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(2,289)	(1,179)	(1,513)	(20,235)	(25,216)
Interest payments on borrowings[1]	(790)	(790)	(766)	(13,587)	(15,933)
Finance lease liabilities	(44)	(41)	(32)	(86)	(203)
Other non-interest bearing liabilities	(2,744)	(216)	–	–	(2,960)

Derivative financial liabilities
Derivative contracts – receipts	602	244	411	1,194	2,451
Derivative contracts – payments	(935)	(318)	(952)	(1,631)	(3,836)
Commodity contracts	(116)	(43)	(21)	–	(180)

	(6,316)	(2,343)	(2,873)	(34,345)	(45,877)

At 31 March 2014	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m

Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(3,091)	(864)	(1,140)	(20,275)	(25,370)
Interest payments on borrowings[1]	(826)	(812)	(796)	(14,571)	(17,005)
Finance lease liabilities	(18)	(19)	(20)	(112)	(169)
Other non-interest bearing liabilities	(2,584)	(190)	–	–	(2,774)

Derivative financial liabilities
Derivative contracts – receipts	1,068	950	153	1,155	3,326
Derivative contracts – payments	(556)	(861)	(144)	(1,638)	(3,199)
Commodity contracts	(177)	(30)	(22)	2	(227)

	(6,184)	(1,826)	(1,969)	(35,439)	(45,418)

1. The interest on borrowings is calculated based on borrowings held at 31 March without taking account of future issues. Floating rate interest is estimated using a forward  interest rate curve as at 31 March. Payments are included on the basis of the earliest date on which the Company can be required to settle.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	143

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
During 2015 and 2014, net debt was managed using derivative instruments to hedge interest rate risk as follows:
	2015					2014
	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m

Cash and cash equivalents	1	118	–	–	119	175	179	–	–	354
Financial investments	281	2,273	–	5	2,559	615	2,979	–	5	3,599
Borrowings[2]	(16,229)	(2,746)	(6,933)	(2)	(25,910)	(15,585)	(3,520)	(6,836)	(9)	(25,950)

Pre-derivative position	(15,947)	(355)	(6,933)	3	(23,232)	(14,795)	(362)	(6,836)	(4)	(21,997)
Derivative effect[3]	1,593	(2,294)	18	–	(683)	3,359	(2,743)	191	–	807

Net debt position	(14,354)	(2,649)	(6,915)	3	(23,915)	(11,436)	(3,105)	(6,645)	(4)	(21,190)

1. Represents financial instruments which are not directly affected by interest rate risk, such as investments in equity or other similar financial instruments.

2. Includes bank overdrafts.

3. The impact of 2015/16 (2014: 2014/15) maturing short-dated interest rate derivatives is included.

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

During 2015 and 2014, derivative financial instruments were used to manage foreign currency risk as follows:
	2015					2014
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m

Cash and cash equivalents	12	–	107	–	119	16	–	338	–	354
Financial investments	1,227	90	1,181	61	2,559	1,879	111	1,553	56	3,599
Borrowings[1]	(11,791)	(5,099)	(7,604)	(1,416)	(25,910)	(12,780)	(4,479)	(7,330)	(1,361)	(25,950)

Pre-derivative position	(10,552)	(5,009)	(6,316)	(1,355)	(23,232)	(10,885)	(4,368)	(5,439)	(1,305)	(21,997)
Derivative effect	1,608	5,203	(8,858)	1,364	(683)	3,137	4,670	(8,326)	1,326	807

Net debt position	(8,944)	194	(15,174)	9	(23,915)	(7,748)	302	(13,765)	21	(21,190)

1. Includes bank overdrafts. The overall exposure to dollars largely relates to our net investment hedge activities as described in note 15.

30. Financial risk management continued (d) Currency risk continued The currency exposure on other financial instruments is as follows:
	2015					2014
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m

Trade and other receivables	200	–	1,495	–	1,695	142	–	1,623	–	1,765
Trade and other payables	(1,403)	–	(1,457)	–	(2,860)	(1,370)	–	(1,291)	–	(2,661)
Other non-current assets	(19)	–	(252)	–	(271)	(16)	–	(220)	–	(236)

The carrying amounts of other financial instruments are denominated in the above currencies, which in most instances are the functional currency of the respective subsidiaries. Our exposure to dollars is due to activities in our US subsidiaries. We do not have any other significant exposure to currency risk on these balances.

(e) Commodity risk

We purchase electricity and gas to supply our customers in the US and to meet our own energy needs. Substantially all our costs of purchasing electricity and gas for supply to customers are recoverable at an amount equal to cost. The timing of recovery of these costs can vary between financial periods leading to an under- or over-recovery within any particular year that can lead to large fluctuations in the income statement. We follow approved policies to manage price and supply risks for our commodity activities.

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

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	145

Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

30. Financial risk management continued
(e) Commodity risk continued The fair value of our commodity contracts by type can be analysed as follows:
	2015			2014

	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m

Commodity purchase contracts accounted for as derivative contracts
Forward purchases of electricity	–	(42)	(42)	1	(49)	(48)
Forward purchases of gas	42	(42)	–	30	(66)	(36)
Derivative financial instruments linked to commodity prices
Electricity swaps	21	(59)	(38)	26	(6)	20
Electricity options	–	(1)	(1)	22	–	22
Gas swaps	1	(27)	(26)	7	(2)	5
Gas options	–	–	–	1	–	1

	64	(171)	(107)	87	(123)	(36)

The maturity profile of commodity contracts is as follows:
	2015			2014

	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m

Current
Less than one year	35	(116)	(81)	42	(77)	(35)

	35	(116)	(81)	42	(77)	(35)

Non-current
In 1 to 2 years	25	(37)	(12)	13	(22)	(9)
In 2 to 3 years	2	(18)	(16)	15	(17)	(2)
In 3 to 4 years	1	–	1	4	(7)	(3)
In 4 to 5 years	1	–	1	3	–	3
More than 5 years	–	–	–	10	–	10

	29	(55)	(26)	45	(46)	(1)

	64	(171)	(107)	87	(123)	(36)

For each class of commodity contract, our exposure based on the notional quantities is as follows:
				2015	2014

Forward purchases of electricity[1]				984 GWh	1,740 GWh
Forward purchases/sales of gas[2]				55m Dth	84m Dth
Electricity swaps				10,779 GWh	6,603 GWh
Electricity options				25,157 GWh	28,760 GWh
Gas swaps				65m Dth	50m Dth
Gas options				4m Dth	23m Dth
NYMEX gas futures[3]				20m Dth	20m Dth

1. Forward electricity purchases have terms up to three years. The contractual obligations under these contracts are £77m (2014: £106m).
2. Forward gas purchases have terms up to five years. The contractual obligations under these contracts are £26m (2014: £171m).
3. NYMEX gas futures have been offset with related margin accounts (see note 30(a)).

(f) Capital risk management

The capital structure of the Group consists of shareholders’ equity, as disclosed in the consolidated statement of changes in equity, and net debt (note 26). National Grid’s objectives when managing capital are: to safeguard our ability to continue as a going concern; to remain within regulatory constraints of our regulated operating companies; and to maintain an efficient mix of debt and equity funding thus achieving an optimal capital structure and cost of capital. We regularly review and manage the capital structure as appropriate in order to achieve these objectives.

Maintaining appropriate credit ratings for our regulated companies is an important aspect of our capital risk management strategy and balance sheet efficiency. As noted on page 22, we monitor our balance sheet efficiency using several metrics including our retained cash flow/net debt and interest cover. Interest cover for the year ended 31 March 2015 was 5.1 (2014: 4.1). Our long-term target range for interest cover is greater than 3.0, which we believe is consistent with single A range long-term senior unsecured debt credit ratings within our main UK operating companies, NGET and NGG, based on guidance from the rating agencies.

30. Financial risk management continued
(f) Capital risk management continued
In addition, we monitor the RAV gearing within each of NGET and the regulated transmission and distribution businesses within NGG. This is calculated as net debt expressed as a percentage of RAV, and indicates the level of debt employed to fund our UK regulated businesses. It is compared with the level of RAV gearing indicated by Ofgem as being appropriate for these businesses, at around 60 to 65%.

The majority of our regulated operating companies in the US and the UK (and one intermediate UK holding company), are subject to certain restrictions on the payment of dividends by administrative order, contract and/or licence. The types of restrictions that a company may have that would prevent a dividend being declared or paid unless they are met include:

● dividends must be approved in advance by the relevant US state regulatory commission;
● the subsidiary must have at least two recognised rating agency credit ratings of at least investment grade;
● dividends must be limited to cumulative retained earnings, including pre-acquisition retained earnings;

●   National Grid plc must maintain an investment grade credit rating and if that rating is the lowest investment grade bond rating it cannot have a negative watch/review for downgrade notice by a credit rating agency;

● the subsidiary must not carry on any activities other than those permitted by the licences;
● the subsidiary must not create any cross-default obligations or give or receive any intra-group cross-subsidies; and
● the percentage of equity compared with total capital of the subsidiary must remain above certain levels.
There is a further restriction relating only to the Narragansett Electric Company, which is required to maintain its consolidated net worth above certain levels.

These restrictions are subject to alteration in the US as and when a new rate case or rate plan is agreed with the relevant regulatory bodies for each operating company and in the UK through the normal licence review process.

As most of our business is regulated, at 31 March 2015 the majority of our net assets are subject to some of the restrictions noted above. These restrictions are not considered to be significantly onerous, nor do we currently expect they will prevent the planned payment of dividends in future in line with our dividend policy.

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

	2015				2014
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Assets
Available-for-sale investments	1,315	247	–	1,562	2,786	214	–	3,000
Derivative financial instruments	–	1,702	14	1,716	–	1,950	20	1,970
Commodity contracts	–	22	42	64	–	34	53	87

	1,315	1,971	56	3,342	2,786	2,198	73	5,057

Liabilities
Derivative financial instruments	–	(2,219)	(180)	(2,399)	–	(1,043)	(120)	(1,163)
Commodity contracts	–	(87)	(84)	(171)	–	(12)	(111)	(123)

	–	(2,306)	(264)	(2,570)	–	(1,055)	(231)	(1,286)

	1,315	(335)	(208)	772	2,786	1,143	(158)	3,771

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

Level 3: Financial instruments valued using valuation techniques where one or more significant inputs are based on unobservable market data.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	147

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

The changes in value of our level 3 derivative financial instruments are as follows:
	Derivative financial instruments		Commodity contracts		Total
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m

At 1 April	(100)	(104)	(58)	(71)	(158)	(175)
Net gains/(losses) for the year[1,2]	(63)	7	(53)	19	(116)	26
Purchases	–	–	38	1	38	1
Settlements	(3)	(3)	28	(7)	25	(10)
Reclassification/transfers out of level 3	–	–	3	–	3	–

At 31 March	(166)	(100)	(42)	(58)	(208)	(158)

1. Loss of £63m (2014: £7m gain) is attributable to derivative financial instruments held at the end of the reporting period and has been recognised in finance costs in the income statement.
2. Loss of £48m (2014: £30m loss) is attributable to commodity contract financial instruments held at the end of the reporting period.
The impacts on a post-tax basis of reasonably possible changes in significant level 3 assumptions are as follows:
			Derivative financial instruments		Commodity contracts
			2015 Income statement	2014 Income statement	2015 Income statement	2014 Income statement
			£m	£m	£m	£m

10% increase in commodity prices[1]			–	–	4	33
10% decrease in commodity prices[1]			–	–	(3)	(15)
Volume forecast uplift[2]			–	–	(2)	(2)
Volume forecast reduction[2]			–	–	2	2
Forward curve extrapolation			–	–	–	1
+10% market area price change			–	–	(4)	–
–10% market area price change			–	–	4	–
+20 basis point change in Limited Price Inflation (LPI) market curve[3]			(77)	(54)	–	–
–20 basis points change in LPI market curve[3]			75	53	–	–

1. Level 3 commodity price sensitivity is included within the sensitivity analysis disclosed in note 33.
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

At 31 March 2015, we had bilateral committed credit facilities of £2,094m (2014: £2,073m). In addition, we had committed credit facilities from syndicates of banks of £884m at 31 March 2015 (2014: £800m). All committed credit facilities were undrawn in 2015 and 2014. An analysis of the maturity of these undrawn committed facilities is shown below:

	2015	2014
	£m	£m

Undrawn committed borrowing facilities expiring:
Less than 1 year	572	–
In 1 to 2 years	–	800
In 2 to 3 years	874	–
In 3 to 4 years	1,220	853
In 4 to 5 years	312	1,220

	2,978	2,873

Of the unused facilities at 31 March 2015, £2,666m (2014: £2,583m) was held as backup to commercial paper and similar borrowings, while £312m (2014: £290m) is available as backup to specific US borrowings.

In addition to the above the Group has an RPI-linked bank loan agreement totalling £1,500m with the European Investment Bank (EIB), which is currently undrawn.

Further information on our bonds can be found on the debt investor section of our website.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	149

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

Principal subsidiary undertakings

The principal subsidiary undertakings included in the consolidated financial statements at 31 March 2015 are listed below. These undertakings are wholly owned and, unless otherwise indicated, are incorporated in England and Wales.

Principal activity

	Boston Gas Company[1]	Distribution of gas
	KeySpan Gas East Corporation[1]	Distribution of gas
	The Brooklyn Union Gas Company[1]	Distribution of gas
	Massachusetts Electric Company[1]	Distribution of electricity
	National Grid Interconnectors Limited	Electricity interconnector operator
	National Grid Generation LLC[1]	Generation of electricity
	National Grid Grain LNG Limited	LNG importation and storage
	National Grid Metering Limited	Metering services
	National Grid Property Holdings Limited	Property services
	National Grid Gas plc	Transmission and distribution of gas
	The Narragansett Electric Company[1]	Transmission and distribution of electricity
	Niagara Mohawk Power Corporation[1]	Transmission of electricity and distribution of electricity and gas
	National Grid Electricity Transmission plc	Transmission of electricity
	New England Power Company[1]	Transmission of electricity
	British Transco Finance Inc.[1]	Financing
	British Transco International Finance BV (incorporated in the Netherlands)	Financing
	NGG Finance plc	Financing
	KeySpan Corporation[1]	Holding company
	Lattice Group plc	Holding company
	National Grid Commercial Holdings Limited	Holding company
	National Grid Gas Holdings Limited	Holding company
	National Grid Holdings Limited	Holding company
	National Grid Holdings One plc	Holding company
	National Grid North America Inc.[1]	Holding company
	National Grid (US) Holdings Limited	Holding company
	National Grid (US) Investments 4 Limited	Holding company
	National Grid (US) Partner 1 Limited	Holding company
	National Grid USA[1]	Holding company
	Niagara Mohawk Holdings, Inc.[1]	Holding company

1. Incorporated in the US.

Principal joint ventures and associates
The principal joint ventures and associated undertakings included in the financial statements at 31 March 2015 are listed below. These undertakings are incorporated in England and Wales (unless otherwise indicated).

% of ordinary
	shares held	Principal activity

BritNed Development Limited[1]	50	UK/Netherlands interconnector
NGET/SPT Upgrades Limited	50	England/Scotland interconnector
Millennium Pipeline Company, LLC[2]	26.25	Transmission of gas
Iroquois Gas Transmission System, L.P.[2]	20.4	Transmission of gas

1. Financial year end of 31 December.
2. Incorporated in the US.

The Group comprises a large number of entities and it is not practical to include all of them in this list. This list therefore includes brief details for those principal companies which, in the Directors’ opinion, have a significant impact on the revenue, profit or assets of the Group. A full list of subsidiaries, joint ventures and associates is annexed to the Company’s Annual Return filed with the Registrar of Companies.

Our interests and activities are held or operated through subsidiaries, branches, joint arrangements or associates established in – and subject to the laws and regulations of – a number of different jurisdictions.

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

The sensitivities in the tables below show the potential impact in the income statement (and consequential impact on net assets) for a range of different variables each of which have been considered in isolation (i.e. with all other variables remaining constant). There are a number of these sensitivities which are mutually exclusive and therefore if one were to happen, another would not, meaning a total showing how sensitive our results are to these external factors is not meaningful.

We are further required to show additional sensitivity analysis for changes in interest and exchange rates and these are shown separately in the subsequent table due to the additional assumptions that are made in order to produce meaningful sensitivity disclosures.

The sensitivities included in the tables below all have an equal and opposite effect if the sensitivity increases or decreases by the same amount unless otherwise stated. For example, a 10% increase in unbilled revenue at 31 March 2015 would result in an increase in the income statement of £60m and a 10% decrease in unbilled revenue would have the equal but opposite effect.

	2015		2014
	Income statement £m	Net assets £m	Income statement £m	Net assets £m

One year average change in useful economic lives (pre-tax):
Depreciation charge on property, plant and equipment	69	69	68	68
Amortisation charge on intangible assets	26	26	18	18

Estimated future cash flows in respect of provisions, change of 10% (pre-tax)	174	174	164	164

Assets and liabilities carried at fair value change of 10% (pre-tax):
Derivative financial instruments[1]	68	68	81	81
Commodity contract liabilities	11	11	4	4

Pensions and other post-retirement benefits[2] (pre-tax):
UK discount rate change of 0.5%[3]	9	1,575	13	1,347
US discount rate change of 0.5%[3]	12	670	15	473
UK RPI rate change of 0.5%[4]	9	1,349	12	1,217
UK long-term rate of increase in salaries change of 0.5%[5]	1	93	5	95
US long-term rate of increase in salaries change of 0.5%[5]	2	42	4	39
UK change of one year to life expectancy at age 65	1	620	3	548
US change of one year to life expectancy at age 65	3	352	12	220
Assumed US healthcare cost trend rates change of 1%	28	465	28	355

Unbilled revenue at 31 March change of 10% (post-tax)	60	60	58	58
No hedge accounting for our derivative financial instruments (post-tax)	(611)	316	350	(294)

Commodity risk[6] (post-tax):
10% increase in commodity prices	26	26	50	50
10% decrease in commodity prices	(24)	(24)	(33)	(33)

1. The effect of a 10% change in fair value assumes no hedge accounting.

2. The changes shown are a change in the annual pension or other post-retirement benefit service charge and change in the defined benefit obligations.

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

5. This change has been applied to both the pre 1 April 2014 and post 1 April 2014 rate of increase in salary assumption.

6. Represents potential impact on fair values of commodity contracts only.

	2015		2014
	Income statement £m	Other equity reserves £m	Income statement £m	Other equity reserves £m

Financial risk (post-tax):
UK RPI change of 0.5%[1]	27	–	26	–
UK interest rates change of 0.5%	92	101	93	68
US interest rates change of 0.5%	77	11	70	13
US dollar exchange rate change of 10%[2]	62	607	55	641

1. Excludes sensitivities to LPI curve. Further details on sensitivities are provided in note 30(g).

2. The other equity reserves impact does not reflect the exchange translation in our US subsidiaries’ net assets. It is estimated this would change by £771m (2014: £781m) in the opposite direction if the dollar exchange rate changed by 10%.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	151

      Financial Statements

   Notes to the consolidated financial statements

   – supplementary information continued

33. Sensitivities on areas of estimation and uncertainty continued

Pensions and other post-retirement benefits assumptions
Sensitivities have been prepared to show how the DB obligations and annual service costs could potentially be impacted by changes in the relevant actuarial assumption that were reasonably possible as at 31 March 2015. In preparing sensitivities the potential impact has been calculated by applying the change to each assumption in isolation and assuming all other assumptions remain unchanged. This is with the exception of RPI in the UK where the corresponding change to increases to pensions in payment, increases to pensions in deferment and increases in salary is recognised.

Financial instruments assumptions
Our financial instruments are sensitive to changes in market variables, being UK and US interest rates, the UK RPI and the dollar to sterling exchange rate. The changes in market variables impact the valuation of our borrowings, deposits, derivative financial instruments and commodity contracts. The analysis illustrates the sensitivity of our financial instruments to the changes in market variables.

The following main assumptions were made in calculating the sensitivity analysis:

●  the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio, and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2015 and 2014 respectively;

●  the statement of financial position sensitivity to interest rates relates only to derivative financial instruments and available-for-sale investments, as debt and other deposits are carried at amortised cost and so their carrying value does not change as interest rates move;

●  the sensitivity of accrued interest to movements in interest rates is calculated on net floating rate exposures on debt, deposits and derivative instruments;

●  changes in the carrying value of derivatives from movements in interest rates of designated cash flow hedges are assumed to be recorded fully within equity; and

●  changes in the carrying value of derivative financial instruments designated as net investment hedges from movements in interest rates are recorded in the income statement as they are designated using the spot rather than the forward translation method. The impact of movements in the dollar to sterling exchange rate are recorded directly in equity.

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

This financial information should be read in conjunction with the other disclosure in these financial statements.

34. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income are presented, on a consolidated basis, for the three years ended 31 March 2015. Summary statements of comprehensive income of National Grid plc and National Grid Gas plc are presented under IFRS measurement principles, as modified by the inclusion of the results of subsidiary undertakings on the basis of equity accounting principles.

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

Summary statements of comprehensive income for the year ended 31 March 2015 – IFRS
	Parent guarantor	Issuer of notes			Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m		National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m

Revenue	–	2,109	–		3,136	10,125	(169)	15,201
Operating costs:
Depreciation and amortisation	–	(146)	–		(540)	(796)	–	(1,482)
Payroll costs	–	(256)	–		(253)	(950)	–	(1,459)
Purchases of electricity	–	(604)	–		–	(1,081)	–	(1,685)
Purchases of gas	–	(147)	–		(98)	(1,171)	–	(1,416)
Rates and property tax	–	(146)	–		(247)	(611)	–	(1,004)
Balancing Service Incentive Scheme	–	–	–		–	(874)	–	(874)
Payments to other UK network owners	–	–	–		–	(801)	–	(801)
Other operating costs	–	(501)	–		(655)	(1,713)	169	(2,700)

	–	(1,800)	–		(1,793)	(7,997)	169	(11,421)

Total operating profit	–	309	–		1,343	2,128	–	3,780
Net finance costs	(223)	(76)	–		(352)	(547)	–	(1,198)
Dividends receivable	–	–	–		–	700	(700)	–
Interest in equity accounted affiliates	2,192	–	–		8	46	(2,200)	46

Profit before tax	1,969	233	–		999	2,327	(2,900)	2,628
Tax	50	(98)	–		(230)	(339)	–	(617)

Profit for the year	2,019	135	–	[1]	769	1,988	(2,900)	2,011
Amounts recognised in other comprehensive income[2]	(395)	1	–		22	(588)	566	(394)

Total comprehensive income for the year	1,624	136	–		791	1,400	(2,334)	1,617

Attributable to:
Equity shareholders	1,624	136	–		791	1,407	(2,334)	1,624
Non-controlling interests	–	–	–		–	(7)	–	(7)

	1,624	136	–		791	1,400	(2,334)	1,617

1. Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

2. Includes other comprehensive income relating to interest in equity accounted affiliates.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	153

      Financial Statements

   Notes to the consolidated financial statements

   – supplementary information continued

34. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2014 – IFRS

	Parent guarantor	Issuer of notes			Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m		National Grid Gas plc £m	Other subsidiaries £m [1]	Consolidation adjustments £m	National Grid consolidated[1] £m

Revenue	4	2,185	–		3,141	9,653	(174)	14,809
Operating costs:
Depreciation and amortisation	–	(127)	–		(529)	(760)	–	(1,416)
Payroll costs	–	(278)	–		(251)	(689)	–	(1,218)
Purchases of electricity	–	(647)	–		–	(817)	–	(1,464)
Purchases of gas	–	(194)	–		(112)	(1,449)	–	(1,755)
Rates and property tax	–	(137)	–		(241)	(585)	–	(963)
Balancing Service Incentive Scheme	–	–	–		–	(872)	–	(872)
Payments to other UK network owners	–	–	–		–	(630)	–	(630)
Other operating costs	15	(440)	–		(661)	(1,844)	174	(2,756)
	15	(1,823)	–		(1,794)	(7,646)	174	(11,074)

Total operating profit	19	362	–		1,347	2,007	–	3,735
Net finance costs	(128)	(85)	–		(285)	(517)	–	(1,015)
Dividends receivable	–	–	–		–	600	(600)	–
Interest in equity accounted affiliates	2,550	–	–		11	28	(2,561)	28

Profit before tax	2,441	277	–		1,073	2,118	(3,161)	2,748
Tax	35	(97)	–		3	(225)	–	(284)

Profit for the year	2,476	180	–	[2]	1,076	1,893	(3,161)	2,464
Amounts recognised in other comprehensive income[3]	235	(8)	–		9	383	(384)	235

Total comprehensive income for the year	2,711	172	–		1,085	2,276	(3,545)	2,699

Attributable to:
Equity shareholders	2,711	172	–		1,085	2,288	(3,545)	2,711
Non-controlling interests	–	–	–		–	(12)	–	(12)

	2,711	172	–		1,085	2,276	(3,545)	2,699

1. Comparatives have been represented on a basis consistent with the current year presentation.

2. Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

3. Includes other comprehensive income relating to interest in equity accounted affiliates.

34. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2013 – IFRS

	Parent guarantor	Issuer of notes			Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m		National Grid Gas plc £m	Other subsidiaries £m [1]	Consolidation adjustments £m	National Grid consolidated[1] £m

Revenue	–	2,129	–		3,062	9,345	(177)	14,359
Operating costs:
Depreciation and amortisation	–	(119)	–		(511)	(731)	–	(1,361)
Payroll costs	–	(276)	–		(238)	(946)	–	(1,460)
Purchases of electricity	–	(561)	–		–	(579)	–	(1,140)
Purchases of gas	–	(151)	–		(128)	(1,036)	–	(1,315)
Rates and property tax	–	(141)	–		(235)	(593)	–	(969)
Balancing Service Incentive Scheme	–	–	–		–	(805)	–	(805)
Payments to other UK network owners	–	–	–		–	(487)	–	(487)
Other operating costs	–	(357)	–		(579)	(2,314)	177	(3,073)
	–	(1,605)	–		(1,691)	(7,491)	177	(10,610)

Total operating profit	–	524	–		1,371	1,854	–	3,749
Net finance costs	(181)	(88)	–		(274)	(513)	–	(1,056)
Dividends receivable	–	–	–		–	1,900	(1,900)	–
Interest in equity accounted affiliates	2,295	–	–		8	18	(2,303)	18

Profit before tax	2,114	436	–		1,105	3,259	(4,203)	2,711
Tax	39	(168)	–		(174)	(254)	–	(557)

Profit for the year	2,153	268	–	[2]	931	3,005	(4,203)	2,154
Amounts recognised in other comprehensive income[3]	(381)	(35)	–		3	(353)	385	(381)

Total comprehensive income for the year	1,772	233	–		934	2,652	(3,818)	1,773

Attributable to:
Equity shareholders	1,772	233	–		934	2,651	(3,818)	1,772
Non-controlling interests	–	–	–		–	1	–	1

	1,772	233	–		934	2,652	(3,818)	1,773

1. Comparatives have been represented on a basis consistent with the current year presentation.

2. Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

3. Includes other comprehensive income relating to interest in equity accounted affiliates.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	155

        Financial Statements

    Notes to the consolidated financial statements

    – supplementary information continued

34. Additional disclosures in respect of guaranteed securities continued
Statements of financial position as at 31 March 2015 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m

Non-current assets
Goodwill	–	653	–	–	4,492	–	5,145
Other intangible assets	–	–	–	232	570	–	802
Property, plant and equipment	–	5,025	–	12,428	23,270	–	40,723
Other non-current assets	–	11	–	18	51	–	80
Amounts owed by subsidiary undertakings	341	–	202	5,609	3,017	(9,169)	–
Pension assets	–	121	–	–	–	–	121
Financial and other investments	14,988	26	–	56	9,905	(24,327)	648
Derivative financial assets	148	–	–	988	403	–	1,539

Total non-current assets	15,477	5,836	202	19,331	41,708	(33,496)	49,058

Current assets
Inventories and current intangible assets	–	40	–	26	274	–	340
Trade and other receivables	2	502	–	417	1,915	–	2,836
Amounts owed by subsidiary undertakings	11,484	254	5	298	13,052	(25,093)	–
Financial and other investments	740	9	–	363	1,447	–	2,559
Derivative financial assets	281	–	–	70	88	(262)	177
Cash and cash equivalents	10	11	–	4	104	(10)	119

Total current assets	12,517	816	5	1,178	16,880	(25,365)	6,031

Total assets	27,994	6,652	207	20,509	58,588	(58,861)	55,089

Current liabilities
Borrowings	(1,068)	(44)	(5)	(521)	(1,400)	10	(3,028)
Derivative financial liabilities	(289)	–	–	(133)	(475)	262	(635)
Trade and other payables	(39)	(267)	–	(877)	(2,109)	–	(3,292)
Amounts owed to subsidiary undertakings	(11,208)	–	–	(1,973)	(11,912)	25,093	–
Current tax liabilities	(3)	(61)	–	(34)	(86)	–	(184)
Provisions	–	–	–	(39)	(196)	–	(235)

Total current liabilities	(12,607)	(372)	(5)	(3,577)	(16,178)	25,365	(7,374)

Non-current liabilities
Borrowings	(1,117)	(2,021)	(202)	(6,056)	(13,486)	–	(22,882)
Derivative financial liabilities	(411)	–	–	(481)	(872)	–	(1,764)
Other non-current liabilities	–	(287)	–	(1,038)	(594)	–	(1,919)
Amounts owed to subsidiary undertakings	(1,894)	–	–	(1,123)	(6,152)	9,169	–
Deferred tax liabilities	(3)	(782)	–	(1,655)	(1,857)	–	(4,297)
Pensions and other post-retirement benefit obligations	–	(801)	–	–	(2,578)	–	(3,379)
Provisions	–	(267)	–	(168)	(1,065)	–	(1,500)

Total non-current liabilities	(3,425)	(4,158)	(202)	(10,521)	(26,604)	9,169	(35,741)

Total liabilities	(16,032)	(4,530)	(207)	(14,098)	(42,782)	34,534	(43,115)

Net assets	11,962	2,122	–	6,411	15,806	(24,327)	11,974

Equity
Share capital	443	126	–	45	182	(353)	443
Share premium account	1,331	2,039	–	204	8,033	(10,276)	1,331
Retained earnings	14,870	(43)	–	4,885	7,761	(12,603)	14,870
Other equity reserves	(4,682)	–	–	1,277	(182)	(1,095)	(4,682)

Shareholders’ equity	11,962	2,122	–	6,411	15,794	(24,327)	11,962
Non-controlling interests	–	–	–	–	12	–	12

Total equity	11,962	2,122	–	6,411	15,806	(24,327)	11,974

34. Additional disclosures in respect of guaranteed securities continued

Statements of financial position as at 31 March 2014 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m

Non-current assets
Goodwill	–	581	–	–	4,013	–	4,594
Other intangible assets	–	–	–	230	439	–	669
Property, plant and equipment	–	4,266	–	12,259	20,654	–	37,179
Other non-current assets	–	26	–	15	46	–	87
Amounts owed by subsidiary undertakings	305	–	180	5,609	2,676	(8,770)	–
Pension assets	–	–	–	–	174	–	174
Financial and other investments	14,520	22	–	50	9,896	(23,853)	635
Derivative financial assets	643	–	–	642	272	–	1,557

Total non-current assets	15,468	4,895	180	18,805	38,170	(32,623)	44,895

Current assets
Inventories and current intangible assets	–	27	–	24	217	–	268
Trade and other receivables	3	572	–	361	1,855	64	2,855
Amounts owed by subsidiary undertakings	9,025	11	5	262	11,100	(20,403)	–
Financial and other investments	1,481	10	–	420	1,688	–	3,599
Derivative financial assets	284	–	–	63	174	(108)	413
Cash and cash equivalents	24	16	–	–	314	–	354

Total current assets	10,817	636	5	1,130	15,348	(20,447)	7,489

Total assets	26,285	5,531	185	19,935	53,518	(53,070)	52,384

Current liabilities
Borrowings	(1,327)	(328)	(4)	(568)	(1,284)	–	(3,511)
Derivative financial liabilities	(286)	–	–	(99)	(62)	108	(339)
Trade and other payables	(37)	(252)	–	(809)	(1,933)	–	(3,031)
Amounts owed to subsidiary undertakings	(8,695)	(56)	–	(2,212)	(9,440)	20,403	–
Current tax liabilities	–	(64)	–	(27)	(13)	(64)	(168)
Provisions	–	–	–	(74)	(208)	–	(282)

Total current liabilities	(10,345)	(700)	(4)	(3,789)	(12,940)	20,447	(7,331)

Non-current liabilities
Borrowings	(1,850)	(1,321)	(180)	(6,048)	(13,040)	–	(22,439)
Derivative financial liabilities	(154)	–	–	(279)	(391)	–	(824)
Other non-current liabilities	–	(245)	–	(1,045)	(551)	–	(1,841)
Amounts owed to subsidiary undertakings	(2,022)	–	–	(654)	(6,094)	8,770	–
Deferred tax liabilities	(3)	(609)	–	(1,601)	(1,869)	–	(4,082)
Pensions and other post-retirement benefit obligations	–	(652)	–	–	(1,933)	–	(2,585)
Provisions	–	(243)	–	(158)	(962)	–	(1,363)

Total non-current liabilities	(4,029)	(3,070)	(180)	(9,785)	(24,840)	8,770	(33,134)

Total liabilities	(14,374)	(3,770)	(184)	(13,574)	(37,780)	29,217	(40,465)

Net assets	11,911	1,761	1	6,361	15,738	(23,853)	11,919

Equity
Share capital	439	112	–	45	182	(339)	439
Share premium account	1,336	1,808	–	204	8,032	(10,044)	1,336
Retained earnings	14,895	(159)	1	4,814	7,628	(12,284)	14,895
Other equity reserves	(4,759)	–	–	1,298	(112)	(1,186)	(4,759)

Shareholders’ equity	11,911	1,761	1	6,361	15,730	(23,853)	11,911
Non-controlling interests	–	–	–	–	8	–	8

Total equity	11,911	1,761	1	6,361	15,738	(23,853)	11,919

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	157

        Financial Statements

    Notes to the consolidated financial statements

    – supplementary information continued

34. Additional disclosures in respect of guaranteed securities continued
Cash flow statements
	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m

Year ended 31 March 2015
Net cash flow from operating activities	38	531	–	1,575	2,863	–	5,007
Net cash flow from/(used in) investing activities	2,103	(393)	–	(603)	(1,051)	(2,057)	(2,001)
Net cash flow (used in)/from financing activities	(2,169)	(145)	–	(959)	(2,037)	2,057	(3,253)

Net (decrease)/increase in cash and cash equivalents in the year	(28)	(7)	–	13	(225)	–	(247)

Year ended 31 March 2014
Net cash flow from operating activities	52	581	–	1,717	1,669	–	4,019
Net cash flow from/(used in) investing activities	1,358	(555)	–	(91)	(993)	(1,049)	(1,330)
Net cash flow (used in)/from financing activities	(1,724)	(18)	–	(1,632)	(647)	1,049	(2,972)

Net (decrease)/increase in cash and cash equivalents in the year	(314)	8	–	(6)	29	–	(283)

Year ended 31 March 2013
Net cash flow from operating activities	36	162	–	1,608	1,944	–	3,750
Net cash flow used in investing activities	(979)	(286)	–	(1,345)	(1,048)	(2,472)	(6,130)
Net cash flow from/(used in) financing activities	1,255	132	–	(240)	(904)	2,472	2,715

Net increase/(decrease) in cash and cash equivalents in the year	312	8	–	23	(8)	–	335

Cash dividends were received by National Grid plc from subsidiary undertakings amounting to £1,355m during the year ended 31 March 2015 (2014: £1,050m; 2013: £570m).

Maturity analysis of parent Company borrowings

						2015 £m	2014 £m

Total borrowings are repayable as follows:
Less than 1 year						1,068	1,327
In 1 to 2 years						–	46
In 2 to 3 years						–	580
In 3 to 4 years						443	–
In 4 to 5 years						360	506
More than 5 years						314	718

						2,185	3,177

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

J. Directors’ remuneration

Full details of directors’ remuneration are disclosed on pages 60 To 75.

A. Basis of preparation of individual financial statements under UK GAAP

These individual financial statements of the Company have been prepared in accordance with applicable UK accounting and financial reporting standards and the Companies Act 2006. They have been prepared on an historical cost basis, except for the revaluation of financial instruments, and are presented in pounds sterling, which is the currency of the primary economic environment in which the Company operates. The 2014 comparative financial information has also been prepared on this basis.

These individual financial statements have been prepared on a going concern basis, which presumes that the Company has adequate resources to remain in operation, and that the Directors intend it to do so, for at least one year from the date the financial statements are signed. Further details of the Directors’ assessment are set out on page 54.

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

C. Tax

Current tax for the current and prior periods is provided at the amount expected to be paid or recovered using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or the right to pay less tax, at a future date, at tax rates expected to apply when the timing differences reverse based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Timing differences arise from the inclusion of items of income and expenditure in tax computations in periods different from those in which they are included in the financial statements.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	159

         Financial Statements

    Company balance sheet

    at 31 March

	Notes	2015 £m	2014 £m

Fixed assets
Investments	1	8,823	8,803

Current assets
Debtors (amounts falling due within one year)	2	11,767	9,312
Debtors (amounts falling due after more than one year)	2	489	948
Investments	5	750	1,504
Cash at bank and in hand		–	1

Total current assets		13,006	11,765

Creditors (amounts falling due within one year)	3	(12,607)	(10,345)

Net current assets		399	1,420

Total assets less current liabilities		9,222	10,223

Creditors (amounts falling due after more than one year)	3	(3,425)	(4,029)

Net assets		5,797	6,194

Capital and reserves
Share capital	7	443	439
Share premium account	8	1,331	1,336
Cash flow hedge reserve	8	17	20
Available-for-sale reserve	8	–	1
Other equity reserves	8	280	260
Profit and loss account	8	3,726	4,138

Total shareholders’ funds	9	5,797	6,194

The notes on pages 161 to 163 form part of the individual financial statements of the Company, which were approved by the Board of Directors on 20 May 2015 and were signed on its behalf by:

Sir Peter Gershon Chairman Andrew Bonfield Finance Director

National Grid plc Registered number: 4031152

Notes to the Company financial statements

1. Fixed asset investments
		Shares in subsidiary undertakings £m

At 1 April 2013		8,177
Additions		626

At 31 March 2014		8,803
Additions		20

At 31 March 2015		8,823

During the year there was a capital contribution of £20m (2014: £20m) which represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes. During the year ended 31 March 2014, the Company acquired a further 98,851 ordinary shares of £1 each in National Grid (US) Holdings Limited for a total consideration of £606m.

The names of the principal subsidiary undertakings, joint ventures and associates are included in note 32 to the consolidated financial statements. The Directors believe that the carrying value of the investments is supported by the fair value of their underlying net assets.

2. Debtors

	2015 £m	2014 £m

Amounts falling due within one year
Derivative financial instruments (note 4)	281	284
Amounts owed by subsidiary undertakings	11,484	9,025
Prepayments and accrued income	2	3

	11,767	9,312

Amounts falling due after more than one year
Derivative financial instruments (note 4)	148	643
Amounts owed by subsidiary undertakings	341	305

	489	948

The carrying values stated above are considered to represent the fair values of the assets. 3. Creditors
	2015 £m	2014 £m

Amounts falling due within one year
Borrowings (note 6)	1,068	1,327
Derivative financial instruments (note 4)	289	286
Amounts owed by subsidiary undertakings	11,208	8,695
Corporation tax payable	3	–
Other creditors	39	37

	12,607	10,345

Amounts falling due after more than one year
Borrowings (note 6)	1,117	1,850
Derivative financial instruments (note 4)	411	154
Amounts owed by subsidiary undertakings[1]	1,894	2,022
Deferred tax	3	3

	3,425	4,029

1. All amounts owed by subsidiary undertakings in 2014 and 2015 are repayable after five years.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	161

      Financial Statements

   Notes to the Company financial statements

   continued

3. Creditors continued
The carrying values stated above are considered to represent the fair values of the liabilities. A reconciliation of the movement in deferred tax in the year is shown below:
						Deferred tax £m

At 1 April 2013						1
Charged to the profit and loss account						1
Charged to equity						1

At 31 March 2014						3
Charged to the profit and loss account						1
Credited to equity						(1)

At 31 March 2015						3

4. Derivative financial instruments
The fair values of derivative financial instruments are:
	2015			2014

	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m

Amounts falling due within one year	281	(289)	(8)	284	(286)	(2)
Amounts falling due after more than one year	148	(411)	(263)	643	(154)	489

	429	(700)	(271)	927	(440)	487

For each class of derivative the notional contract[1] amounts are as follows:
					2015 £m	2014 £m

Interest rate swaps					(2,499)	(6,531)
Cross-currency interest rate swaps					(3,529)	(4,490)
Foreign exchange forward contracts					(13,708)	(11,626)

					(19,736)	(22,647)

1. The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the balance sheet date.

5. Investments
The following table sets out the Company’s current asset investments:
					2015 £m	2014 £m

Investments in short-term money funds					217	1,238
Short-term deposits					252	245
Restricted balances – collateral					281	21

					750	1,504

6. Borrowings
The following table analyses the Company’s total borrowings:
					2015 £m	2014 £m

Amounts falling due within one year
Bank overdrafts					13	–
Bank loans					28	423
Bonds					70	904
Commercial paper					957	–

					1,068	1,327

Amounts falling due after more than one year
Bonds					1,117	1,850

					2,185	3,177

The maturity of total borrowings is disclosed in note 34 to the consolidated financial statements. There are no differences in the maturities as calculated under IFRS or UK GAAP.

The notional amount of borrowings outstanding as at 31 March 2015 was £2,157m (2014: £3,074m). Further information on significant borrowings can be found on the debt investors section of our website.

7. Share capital

The share capital amounting to £443m (2014: £439m) consists of 3,891,691,900 (2014: 3,854,339,684) ordinary shares. For further information on share capital, refer to note 24 to the consolidated financial statements.

8. Reserves

	Share premium account £m	Cash flow hedge reserve £m	Available- for-sale reserve £m	Other equity reserves £m	Profit and loss account £m

At 1 April 2013	1,344	12	–	240	4,210
Transferred from equity in respect of cash flow hedges (net of tax)	–	8	–	–	–
Net gains taken to equity	–	–	1	–	–
Scrip dividend related share issue	(8)	–	–	–	–
Issue of treasury shares	–	–	–	–	14
Purchase of own shares	–	–	–	–	(3)
Share awards to employees of subsidiary undertakings	–	–	–	20	–
Loss for the financial year	–	–	–	–	(83)

At 31 March 2014	1,336	20	1	260	4,138
Transferred from equity in respect of cash flow hedges (net of tax)	–	(3)	–	–	–
Net gains taken to income statement	–	–	(1)	–	–
Scrip dividend related share issue	(5)	–	–	–	–
Purchase of treasury shares	–	–	–	–	(338)
Issue of treasury shares	–	–	–	–	23
Purchase of own shares	–	–	–	–	(7)
Share awards to employees of subsidiary undertakings	–	–	–	20	–
Loss for the financial year	–	–	–	–	(90)

At 31 March 2015	1,331	17	–	280	3,726

There were no gains and losses, other than losses for the years stated above; therefore no separate statement of total recognized gains and losses has been presented. At 31 March 2015, £86m (2014: £86m) of the profit and loss account reserve relating to gains on intra-group transactions was not distributable to shareholders.

9. Reconciliation of movements in total shareholders’ funds

				2015 £m	2014 £m

Profit for the financial year				1,181	976
Dividends[1]				(1,271)	(1,059)

Loss for the financial year				(90)	(83)
Purchase of treasury shares				(338)	–
Issue of treasury shares				23	14
Purchase of own shares				(7)	(3)
Scrip dividend related share issue[2]				(1)	(2)
Movement on cash flow hedge reserve (net of tax)				(3)	8
Movement on available-for-sale reserve				(1)	1
Share awards to employees of subsidiary undertakings				20	20

Net decrease in shareholders’ funds				(397)	(45)
Opening shareholders’ funds				6,194	6,239

Closing shareholders’ funds				5,797	6,194

1. For further details of dividends paid and payable to shareholders, refer to note 8 to the consolidated financial statements.

2. Included within share premium account are costs associated with scrip dividends.

10. Parent Company guarantees

The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. At 31 March 2015, the sterling equivalent amounted to £2,593m (2014: £2,713m). The guarantees are for varying terms from less than one year to open-ended.

11. Audit fees

The audit fee in respect of the parent Company was £27,553 (2014: £26,750). Fees payable to PricewaterhouseCoopers LLP for non-audit services to the Company are not required to be disclosed as they are included within note 3 to the consolidated financial statements.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	163

Additional Information contents
164	The business in detail
164	Key milestones
165	Where we operate
166	UK regulation
168	US regulation
173	Internal control and risk factors
173	Disclosure controls
173	Internal control over financial reporting
173	Risk factors
177	Shareholder information
177	Articles of Association
178	Board biographies
180	Depositary payments to the Company
180	Description of securities other than equity securities: depositary fees and charges
180	Documents on display
180	Events after the reporting period
180	Exchange controls
180	Exchange rates
180	Material interests in shares
181	Share capital
181	Share price
182	Shareholder analysis
182	Taxation
184	Other disclosures
184	All-employee share plans
184	Change of control provisions
184	Code of Ethics
184	Conflicts of interest
184	Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards
185	Directors’ indemnity
185	Employees
185	Human Rights
185	Listing Rule 9.8.4R cross reference table
185	Material contracts
185	Political donations and expenditure
185	Property, plant and equipment
185	Research and development
185	Unresolved SEC staff comments
186	Other unaudited financial information
190	Summary consolidated financial information
192	Definitions and glossary of terms
196	Want more information or help?

            Additional Information

      The business in detail

Where we operate

Our UK network

St. Fergus
to Ballylumford
to Dublin
Teesside
Barrow
Easington
Burton Point
Theddlethorpe
from the Netherlands
Bacton
to/from Belgium
BritNed to/from the Netherlands
South Hook
Dragon
Grain LNG
to/from France

UK Transmission*

- Scottish electricity transmission system
- English and Welsh electricity transmission system

- Gas transmission system

Approximately 7,660 kilometres (4,760 miles) of high pressure pipe and 24 compressor stations connecting to 8 distribution networks and also other third-party independent systems.

- Terminal
- LNG terminal owned by National Grid
- LNG terminal
- Electricity interconnector
- Gas interconnector

UK Gas Distribution*

- Gas distribution operating area

Approximately 133,800 kilometres (83,139 miles) of gas distribution pipeline owned and operated by National Grid.

Principal offices

- Owned office space: Hinckley, Warwick and Wokingham
- Leased office space: Solihull and London

Leased office space totalling 40,100 square metres (431,600 square feet) with remaining terms of one to eight years.

Our US network

Canada
Vermont
Maine
New Hampshire
New York
Massachusetts
Connecticut
Rhode Island
Pennsylvania
New Jersey

US Regulated*

- Electricity transmission network
- Gas distribution operating area
- Electricity distribution area
- Gas and electricity distribution area overlap

An electricity transmission network of approximately 14,355 kilometres (8,920 miles) of overhead line, 169 kilometres (105 miles) of underground cable and 520 transmission substations.

An electricity distribution network of approximately 116,636 circuit kilometres (72,474 miles) and 644 distribution substations in New England and upstate New York.

A network of approximately 56,263 kilometres (34,960 miles) of gas pipeline serving an area of approximately 25,545 square kilometres (9,863 square miles). Our network also consists of approximately 781 kilometres (486 miles) of gas transmission pipe, as defined by the US Department of Transportation.

- Generation

Principal offices

- Owned office space: Syracuse, New York
- Leased office space: Brooklyn, New York and Waltham, Massachusetts

Leased office space totalling approximately 52,676 square metres (567,000 square feet) with remaining terms of 10 to 14 years.

At present, environmental issues are not preventing our UK and US businesses from utilising any material operating assets in the course of their operations.

*Access to electricity and gas transmission and distribution assets on property owned by others is controlled through various agreements.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	165

Additional Information
The business in detail continued

UK regulation

Our licences are established under the Gas Act 1986 and Electricity Act 1989, as amended (the Acts). They require us to develop, maintain and operate economic and efficient networks and to facilitate competition in the supply of gas and electricity in Great Britain. They also give us statutory powers. These include the right to bury our pipes or cables under public highways and the ability to use compulsory powers to purchase land so we can conduct our business.

Our networks are regulated by Ofgem, which has established price control mechanisms that set the amount of revenue that our regulated businesses can earn. Price control regulation is designed to make sure our interests, as a monopoly, are balanced with those of our customers. Ofgem allows us to charge reasonable, but not excessive, prices. This gives us a future level of revenue that is sufficient to meet our statutory duties and licence obligations, and makes a reasonable return on our investment.

The price control includes a number of mechanisms designed to help achieve its objectives. These include financial incentives that encourage us to:

RIIO price controls

On 1 April 2013, our UK regulator introduced a new regulatory framework called RIIO (revenue = incentives + innovation + outputs), which lasts for eight years. The building blocks of the RIIO price control are broadly similar to the historical price controls used in the UK. However, there are some significant differences in the mechanics of the calculations.

How is revenue calculated?

Under RIIO the outputs we deliver are clearly articulated and are integrally linked to the calculation of our allowed revenue. These outputs have been determined through an extensive consultation process, which has given stakeholders a greater opportunity to influence the decisions. The clarity around outputs should lead to greater transparency in how we deliver them.

The six output categories are:

Safety: ensuring the provision of a safe energy network.

Reliability (and availability): promoting networks capable of delivering long-term reliability, as well as minimising the number and duration of interruptions experienced over the price control period, and ensuring adaptation to climate change.

Environmental impact: encouraging companies to play their role in achieving broader environmental objectives – specifically, facilitating the reduction of carbon emissions – as well as minimising their own carbon footprint.

Customer and stakeholder satisfaction: maintaining high levels of customer satisfaction and stakeholder engagement, and improving service levels.

Customer connections: encouraging networks to connect customers quickly and efficiently.

Social obligations (UK Gas Distribution only): extending the gas network to communities that are fuel poor where it is efficient to do so, and introducing measures to address carbon monoxide poisoning incidents.

Within each of these output categories are a number of primary and secondary deliverables, reflecting what our stakeholders want us to deliver over the coming price control period. The nature and number of these deliverables varies according to the output category, with some being linked directly to our allowed revenue, some linked to legislation, and others having only a reputational impact. Ofgem, using information we have submitted, along with independent assessments, determines the efficient level of expected costs necessary to deliver them. Under RIIO this is known as totex, which is total allowable expenditure, and is similar to the sum of what was controllable opex, capex (and repex for UK Gas Distribution) under the previous price control periods.

A number of assumptions are necessary in setting these outputs, such as certain prices or the volumes of work that will be needed. Consequently, there are a number of uncertainty mechanisms within the RIIO framework that can result in adjustments to totex if actual prices or volumes differ from the assumptions. These mechanisms protect us and our customers from windfall gains and losses.

●	continuously improve the cost and effectiveness of our services;
●	manage and operate our networks efficiently;
●	deliver high-quality services to our customers and wider stakeholder community; and
●	invest in developing the network in a way that ensures long-term security of supply.

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

In addition to the eight price controls, our LNG storage business has a price control covering some aspects of its operations. There is also a tariff cap price control applied to certain elements of domestic metering and daily meter reading activities carried out by National Grid Metering.

Interconnectors derive their revenues from congestion revenues. Congestion revenues depend on the existence of price differentials between markets at either end of the interconnector. European legislation governs how capacity is allocated. It requires all interconnection capacity to be allocated to the market through auctions.

There are a range of different regulatory models available for interconnector projects. These involve various levels of regulatory insight ranging from fully merchant (the project is reliant on revenues selling interconnector capacity) to ‘cap and floor’ (where revenues above the cap are returned to system users and revenues below the floor are topped by system users thus reducing the overall project risk).

166

Where we under- or over-spend the allowed totex for reasons that are not covered by uncertainty mechanisms, there is a sharing factor. This means the under- or over-spend is shared between us and customers through an adjustment to allowed revenues in a future year. This sharing factor provides an incentive for us to provide the outputs efficiently, as we are able to keep a portion of the savings, with the remainder benefiting our customers.

This sharing factor is one of the ways that RIIO has given innovation more prominence. Innovation includes traditional areas such as new technologies, as well as the broader challenge of finding new ways of working to deliver outputs more efficiently. This broader challenge has an impact on everyone in our business.

Totex is then split between fast and slow money – a new concept under RIIO, based on a specified percentage. Fast money represents the amount of totex we are able to recover in the current year. Slow money is added to our RAV. For more details on the sharing factors under RIIO, please see the table below.

					RIIO regulatory building blocks Allowed returns The cost of capital allowed under RIIO is as follows:
						Transmission		Gas Distribution
						Gas	Electricity

In addition to fast money, in each year we are allowed to collect a depreciation of and a return on our RAV.

This works in a similar way to the previous price control. However, there have been changes to the asset lives for electricity transmission (transition from 20 years to 45 years evenly across the RIIO period) and the depreciation calculation for UK GD (changed from 45 years straight line to 45 years sum of digits for assets added post 2002). We are also allowed to collect additional revenues related to non-controllable costs and incentives.

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

The sharing factor means that any over- and under-spend is shared between the businesses and consumers. The shared figures displayed are the sharing factors that apply to the UK ET, UK GT and UK GD.

For more information on RIIO, including incentive mechanisms, please see the relevant investor fact sheets on the Investor Relations section of our website.

Sharing factors under RIIO are as follows:
	Gas Transmission		Electricity Transmission		Gas Distribution
	Transmission Operator	System Operator	Transmission Operator	System Operator	North West	East of England	West Midlands	London

	Baseline[3] 35.6%				Repex: Stepped decline from 50% in 2013/14 to 0% in 2020/21 in seven equal instalments of 7.14% per annum

Fast[1]	Uncertainty 10%	62.60%	15.00%	72.10%	73.90%	73.37%	75.05%	76.53%

					Repex:
	Baseline[3] 64.4%				Stepped increase from 50% in 2013/14 to 100% in 2020/21 in seven equal instalments of 7.14% per annum

Slow[2]	Uncertainty 90%	37.40%	85.00%	27.90%	26.10%	26.63%	24.95%	23.47%

Sharing	44.36%		46.89%		63.04%

1. Fast money allows network companies to recover a percentage of total expenditure within a one year period.
2. Slow money is where costs are added to RAV and, therefore, revenues are recovered slowly (e.g. over 20 years) from both current and future consumers.

3.  The Baseline is the expenditure that is funded through ex ante allowances whereas the Uncertainty adjusts the allowed expenditure automatically where the level outputs delivered differ from the baseline level, or if triggered by an event.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	167

Additional Information
The business in detail continued

US Regulation

Regulators

In the US, public utilities’ retail transactions are regulated by state utility commissions. The commissions serve as economic regulators, approving cost recovery and authorised rates of return. The state commissions establish the retail rates to recover the cost of transmission and distribution services, and focus on services and costs within their jurisdictions. They also serve the public interest by making sure utilities provide safe and reliable service at just and reasonable prices. The commissions establish service standards and approve public utility mergers and acquisitions.

Utilities are regulated at the federal level (FERC) for wholesale transactions, such as interstate transmission and wholesale electricity sales, including rates for these services. FERC also regulates public utility holding companies and centralised service companies, including those of our US businesses.

Regulatory process

The US regulatory regime is premised on allowing the utility the opportunity to recover its cost of service and earn a reasonable return on its investments as determined by the commission. Utilities submit formal rate filings (‘rate cases’) to the relevant state regulator when additional revenues are necessary to provide safe, reliable service to customers. Utilities can be compelled to file a rate case due to complaints filed with the commission or at the commission’s own discretion.

The rate case is litigated with parties representing customer and other interests. In the states in which we operate, it can take nine to thirteen months for the commission to render a final decision. The utility is required to prove that the requested rate change is prudent and reasonable, and the requested rate plan can span multiple years. Unlike the state processes, the federal regulator has no specified timeline for adjudicating a rate case, but typically makes a final decision retroactive when the case is completed.

Gas and electricity rates are established from a revenue requirement, or cost of service, equal to the utility’s total cost of providing distribution or delivery service to its customers, as approved by the commission in the rate case. This revenue requirement includes operating expenses, depreciation, taxes and a fair and reasonable return on shareholder capital invested in certain components of the utility’s regulated asset base, typically referred to as its rate base.

The final revenue requirement and rates for service are approved in the rate case decision. The revenue requirement is derived from a comprehensive study of the utility’s total costs during a recent 12 month period of operations, referred to as a test year. Each commission has its own rules and standards for adjustments to the test year and may include forecasted capital investments. These adjustments are intended to arrive at the total costs expected in the first year new rates will be in effect, or the rate year.

US regulatory revenue requirement

Our rate plans

Each operating company has a set of rates for service. We have three electric distribution operations (upstate New York, Massachusetts, and Rhode Island) and six gas distribution networks (upstate New York, New York City, Long Island, Massachusetts (two), and Rhode Island).

Our operating companies have revenue decoupling mechanisms that de-link the companies’ revenues from the quantity of energy delivered and billed to customers. These mechanisms remove the natural disincentive utility companies have for promoting and encouraging customer participation in energy efficiency programmes that lower energy end use and thus distribution volumes.

Our rate plans are designed to a specific allowed RoE, by reference to an allowed operating expense level and rate base. Some rate plans include earnings sharing mechanisms that allow us to retain a proportion of the earnings above our allowed RoE, achieved through improving efficiency, with the balance benefiting customers.

In addition, our performance under certain rate plans is subject to service performance targets. We may be subject to monetary penalties in cases where we do not meet those targets.

One measure used to monitor the performance of our regulated businesses is a comparison of achieved RoE to allowed RoE, with a target that the achieved should be equal to or above the allowed. However, this measure cannot be used in isolation, as there are a number of factors that may prevent us from achieving that target. These factors include financial market conditions, regulatory lag and decisions by the regulator preventing cost recovery in rates from customers.

We work to increase achieved RoE through: productivity improvements; positive performance against incentives or earned savings mechanisms such as energy efficiency programmes, where available; and filing a new rate case when achieved returns are lower than the Company could reasonably expect to attain through a new rate case.

168

Features of our rate plans

We bill our customers for their use of electricity and gas services. Customer bills typically comprise a commodity charge, covering the cost of the electricity or gas delivered, and charges covering our delivery service. With the exception of residential gas customers in Rhode Island, our customers are allowed to select an unregulated competitive supplier for the supply component of electricity and gas utility services. A substantial proportion of our costs, in particular electricity and gas commodity purchases, are pass-through costs, meaning they are fully recoverable from our customers. These pass-through costs are recovered through separate charges to customers that are designed to recover those costs with no profit. Rates are adjusted from time to time to make sure that any over- or under-recovery of these costs is returned to, or recovered from, our customers.

Our FERC-regulated transmission companies use formula rates (instead of rate cases) to set rates annually to recover their cost of service. Through the use of annual true-ups, formula rates recover our actual costs incurred and the allowed RoE based on the actual transmission rate base each year. The company must make annual formula rate filings documenting the revenue requirement, which customers can review and challenge.

Revenue for our wholesale transmission businesses in New England and New York is collected from wholesale transmission customers, who are typically other utilities and include our own New England electricity distribution businesses. With the exception of upstate New York, which continues to combine retail transmission and distribution rates to end-use customers, these wholesale transmission costs are incurred by distribution utilities on behalf of their customers and are fully recovered as a pass-through from end-use customers as approved by each state commission.

Our Long Island generation plants sell capacity to LIPA under 15 year and 25 year power supply agreements, and within wholesale tariffs approved by FERC. Through the use of cost-based formula rates these long-term contracts provide a similar economic effect to cost of service rate regulation.

US regulatory filings

The objectives of our rate case filings are to make sure we have the right cost of service with the ability to earn a fair and reasonable rate of return, while providing safe, reliable and economical service to our customers. In order to achieve these objectives and to reduce regulatory lag, we have been requesting structural changes, such as revenue decoupling mechanisms, capital trackers, commodity-related bad debt true-ups and pension and other post-employment benefit true-ups, separately from base rates. These terms are explained below the table on page 172.

Below we summarise significant developments in rate filings and the regulatory environment during the year. We completed the final stabilisation upgrade to our new financial systems in July 2014. The new systems will facilitate future regulatory filings and capture the benefit of the increased investments in asset replacement, network reliability and customer growth. Planning has started to prepare suitable ‘test years’ to support new regulatory filings. We expect to make a number of such filings over the next two to three years to update the capital investment allowances and rate base across many of our businesses. Specifically, we anticipate that KEDLI, KEDNY, and Massachusetts Electric will file applications for new rate plans with their regulators during the 12 months ending 31 March 2016. Moreover, as part of current regulatory initiatives, we will file proposals for investments in grid modernisation in Massachusetts and for innovative technology deployments and service offerings as part of the Reforming the Energy Vision effort in New York. Effective 1 April 2015, we implemented changes to our US management structure to strengthen our jurisdictional focus and address recommendations made by our regulators, including giving jurisdictional presidents more authority over operations and other functions.

Massachusetts

Capital investment programmes

Most recently, on the electricity side, MADPU allowed approximately $12 million into rates effective from 1 March 2015, related to $170 million of plant investments made in 2013.

On the gas side, MADPU allowed approximately $15 million into rates effective from 1 November 2014, related to $134 million of plant investment made in 2013. Additionally, recent legislation in Massachusetts grants us greater ability to cost effectively accelerate the replacement of our ageing gas infrastructure by receiving concurrent cost recovery for eligible capital investments. We submitted a plan to MADPU on 31 October 2014 to replace all eligible ageing gas infrastructure on our system within 20 years by increasing the annual replacement rate by approximately 50% within the next 10 years, and then maintaining this replacement rate for the remainder of the programme. On 30 April 2015, MADPU approved our proposal to place an additional $9.7 million into rates effective from 1 May 2015, related to $175 million of anticipated investments in 2015 under this accelerated pipe replacement plan.

Solar investment legislation

Recent legislation extended our ability to construct, own and operate a total of up to 25 MW of solar facilities within our electricity service territory if the facilities are constructed by 30 June 2016. On 28 June 2014, MADPU approved our proposal for up to 20 MW of solar facilities, in addition to the 4.6 MW of solar generation that we already own and operate under the same legislation. MADPU also pre-approved an amount not to exceed $97.6 million for ownership costs, lease expenses and property tax expenses associated with the solar facilities. We have entered into contracts with developers to deliver constructed solar generation facilities by 2015, and will petition MADPU for cost recovery in 2016 once the solar facilities become operational.

Storm fund recovery

The Massachusetts electricity business collects $4.3 million annually in base rates to credit towards a storm fund devoted to fund major storm restoration efforts. The severity and frequency of storms in Massachusetts over the last few years left our storm fund in a deficit position of approximately $212 million. On 3 May 2013, MADPU allowed us to begin collecting $40 million annually for three years, and an additional $7.3 million from 1 July 2014, towards the replenishment of the storm fund, subject to a review of the prudency of the underlying costs. That review is under way, with evidentiary hearings scheduled for May 2015. The funding of the remaining deficit will be addressed as part of the prudency review and in future rate proceedings, if necessary.

Storm management audit

MADPU’s December 2012 order regarding our performance during Tropical Storm Irene and the October 2011 snowstorm required us to undergo an independent audit regarding our storm management. MADPU adopted the auditor’s 30 recommendations, which included items such as improving emergency response training and tracking of training, designating additional personnel for storm roles, and considering the expanded use of technology and communication tools. The Company has already implemented 12 of the recommendations and is in the process of implementing the remaining recommendations.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	169

Additional Information
The business in detail continued

Grid modernisation

MADPU is increasingly focused on improving service and reliability to customers, with a focus on greater choice for customers and integrating distributed energy resources. MADPU has directed the Company to file a grid modernisation plan in August 2015 that demonstrates how the Company will make measurable progress towards reducing the effect of outages, optimising demand, integrating distributed resources and improving workforce and asset management. The grid modernisation plan represents a new capital investment opportunity for the Company. MADPU established criteria that, if met, would allow the capital costs from the plan to be recovered through a separate capital recovery mechanism.

Additionally, the Company’s Worcester, Massachusetts Smart Energy Solutions pilot began on 1 January 2015. The pilot is testing grid modernisation technologies for approximately 15,000 customers, with a goal of reducing peak and average loads by 5%. The Company has an opportunity to earn a performance incentive if load reduction exceeds 5%. The Company filed on 15 September 2014 to recover $11 million of costs incurred in 2012 and 2013 to implement this pilot. MADPU is currently reviewing the Company’s request and a decision is expected in early 2016.

Service quality

MADPU issued its final order and service quality guidelines for all gas and electricity companies on 22 December 2014. The order shifted the goal of the service quality guidelines from preventing the deterioration of performance to improved service quality. The reasons stated by MADPU included that: the companies are able to achieve higher levels of service quality than in 2002, when the guidelines were first implemented; customers expect improved levels of service quality; and advances in available technologies and the expected grid modernisation efforts of the electricity companies will help them meet the new standards and at a more reasonable cost. In shifting the goals of service quality, MADPU made changes to the current service quality structure, including removing financial offsets to penalties, setting state-wide benchmarks and changing the calculation of benchmarks and penalties. The new guidelines are effective from 1 January 2015. However, there is a motion for clarification and reconsideration currently pending before MADPU on this matter.

New York

Upstate New York 2012 rate plan filing

Effective from 1 April 2014, the upstate New York electricity and gas businesses entered the second year of their three year rate plan. The rate plan provides an increase in the electricity delivery revenue requirement of $51.4 million and $28.3 million for rate years two and three, respectively. For the gas operations, the rate plan provides an increase of $5.9 million and $6.3 million in rate years two and three, respectively.

Reforming the Energy Vision (REV)

In April 2014, the NYPSC instituted the REV proceeding, which considers options for a new regulatory and operational model for electricity utilities that includes a greater emphasis on incorporating distributed energy resources (DER) via market mechanisms. The NYPSC envisions a new role for utilities as distributed system platform (DSP) providers who create markets for DER and more fully integrate DER in distribution system operations and planning. The REV proceeding’s objectives include: enhanced customer energy choices and control; improved electricity system efficiency, reliability, and resiliency; and cleaner more diverse electricity generation. In February 2015, the NYPSC issued an order addressing various technical, policy, and market design issues.

The NYPSC is expected to address ratemaking issues in 2015. Implementation of the DSP role and greater DER integration will probably require incremental investments in utility infrastructure.

2013 New York gas management audit

In October 2014, the NYPSC issued a report on the results of the comprehensive management and operations audit of National Grid’s three New York gas distribution utilities. New York law requires periodic management audits of all utilities at least once every five years. We last underwent a management audit in 2009 when the NYPSC audited Niagara Mohawk’s electricity business.

The audit found that our operations performed well in providing reliable gas service and noted strength in operations, network planning, project management, work management, load forecasting, supply procurement and customer systems support. The audit report offered 31 recommendations aimed at promoting improvement in the performance of our New York gas businesses, including recommendations around strengthening of the National Grid US jurisdictional operating model, enhancing the service level agreements between the operating companies and supporting functions and corporate governance. We generally accept the recommendations presented in the report, and are currently working to implement the recommendations in a manner that will deliver the greatest value to our gas customers. To address the recommendation that the National Grid USA Board include at least one independent director, Therese Esperdy was elected to the Board of Directors with effect from 1 May 2015. In our next major gas rate proceeding, the NYPSC will consider our effectiveness in implementing the audit recommendations and seek to reflect the costs and savings associated with the recommendations in rates.

KEDLI gas investment plan

In June 2014, KEDLI petitioned the NYPSC for approval of a deferral mechanism related to a proposed gas infrastructure investment programme. In December 2014, the NYPSC approved two gas investment plans for calendar years 2015 and 2016, one for leak-prone pipe capital expenditures (capped at $211.7 million in total) and one for gas service expansion expenditures (capped at $202.9 million in total). The NYPSC approved a surcharge to begin recovery of the deferred leak-prone pipeline investment costs, allowing for the recovery up to a total of $23.4 million through a surcharge effective from 1 April 2015 until the end of 2016. KEDLI received approval to establish a new deferral accounting mechanism for the balance of the approved costs not covered by the surcharge.

KEDNY rate plan extension

In June 2013, the NYPSC approved a two year extension of KEDNY’s five year rate settlement, extending the rate plan until the end of 2014. The NYPSC modified KEDNY’s capital tracker to be a downward-only net utility plant reconciliation mechanism, covering the cumulative two year term ending 31 December 2014. The extension of KEDNY’s rate settlement included increased capital investment allowances for 2013 and 2014.

Rhode Island

Rhode Island 2014/15 electricity and gas infrastructure, safety and reliability (ISR) plans

State law provides our Rhode Island gas and electricity operating divisions with rate mechanisms that allow for the recovery of capital investment, including a return, and certain expenses outside base rate proceedings through the submission of annual ISR plans.

170

In December 2014, we filed with the RIPUC for review and approval of our annual ISR plans for the electricity and gas systems. RIPUC approved the 2016 ISR plans on 31 March 2015. The electricity ISR plan encompasses a $73.3 million spending programme for capital investment and $12.1 million for operating and maintenance expenses for vegetation management and inspection and maintenance. The gas ISR plan encompasses $76.8 million for capital investment and incremental operation and maintenance expense for the hiring and training of additional personnel to support increases in leak-prone pipe replacement.

Rhode Island Renewable Energy Growth Program

In June 2014, the Rhode Island legislature enacted legislation to facilitate and promote installation of distributed renewable energy generation. As a result, in November 2014, we filed with RIPUC a proposal to implement the Rhode Island Renewable Energy Growth Program, which replaces our current programme and will create a feed-in-tariff (FIT) programme to support a total of 160 MW of renewable distributed generation projects over a five year period. The FIT payments will be determined via competitive solicitations for larger projects. The current programme provides long-term contracts, or power purchase agreements, to renewable energy projects. RIPUC approved the new programme on 31 March 2015. Under Rhode Island law, we can recover the incremental costs associated with the programme and are entitled to earn incentives equal to 1.75% of the gross payments made under the FIT.

FERC

Complaints on New England transmission allowed RoE

In September 2011, December 2012 and July 2014, complaints were filed with FERC against certain transmission owners, including our New England electricity transmission business, to lower the base RoE from the FERC approved rate of 11.14%. In orders addressing the September 2011 complaint issued in June 2014, October 2014 and March 2015, FERC set the base RoE for the first complaint’s 15 month historical refund period and for a prospective period beginning in October 2014 at 10.57%. In these orders, FERC also found that the total or maximum RoE for our New England transmission business, including various RoE incentive adders authorised by FERC, cannot exceed 11.74% during these periods.

FERC has scheduled hearings on the December 2012 and July 2014 New England RoE complaints in June 2015, with non-binding preliminary findings due by the end of 2015. A FERC order acting on these preliminary findings is not expected until the end of 2016.

Complaints on New York transmission allowed RoE

In September 2012, November 2012 and February 2014, complaints were filed with FERC against our New York electricity transmission subsidiary to lower the total RoE from the FERC approved rate of 11.5% and to modify certain other aspects of our New York transmission formula rates. In September 2014, FERC set these three complaints for settlement and hearing procedures. In December 2014, we reached a settlement agreement in principle with the complainants to resolve these complaints. In May 2015, FERC approved the uncontested settlement agreement.

Short-term borrowing authorisation

In October 2014, National Grid filed an application with FERC on behalf of all electricity public utility subsidiaries, with the exception of Massachusetts Electric Company (MECo), seeking to re-establish the Commission’s authorisation to issue short-term debt, as required by Section 204 of the Federal Power Act. National Grid’s short-term borrowing authorisation had expired on 30 November 2013, as issues related to the implementation of the US enterprise resource planning system had rendered National Grid temporarily unable to provide FERC with the financial reports required for such approval. FERC granted the application in December 2014. MECo was omitted from the application because it did not satisfy the interest coverage calculation typically required for approval. National Grid intends to file on behalf of MECo as soon as practicable, and in the interim MECo’s short-term cash needs will be met through capital contributions in the form of equity.

New York Transco

On 14 November 2014, the four New York investor-owned utilities (IOUs), including Niagara Mohawk Power Corporation, formed NY Transco LLC, a New York company whose sole business will be to plan, develop, construct and own major new high voltage electricity transmission projects across New York State. In early December 2014, the four IOUs and NY Transco filed on behalf of NY Transco an application with FERC to establish a formula rate, rate incentives and cost allocation for a portfolio of five new transmission projects with a combined estimated total cost of over $1.7 billion. A number of entities intervened in the docket and challenged various aspects of the application. In April 2015, FERC approved certain elements of our filing (including some rate incentives), rejected others, and set the remainder for hearing and settlement.

New England gas and electricity interdependency

The region’s electricity and gas systems have become increasingly interdependent as the region’s reliance on gas-fired electricity generation has grown without commensurate pipeline infrastructure expansion, resulting in severe constraints at certain times of the year. These constraints have restricted gas availability for generation and decreased electricity reliability. They have also resulted in significant increases to spot gas prices for electricity generation, driving significant increases to the region’s wholesale and retail electricity costs. To address this challenge, New England’s governors have established an initiative envisaging coordinated strategic infrastructure investments focused on expanding the region’s energy portfolio.

We are working with representatives from several states, other regional electricity and gas utilities, interstate gas pipelines, state regulators, and FERC in realising the governors’ goals. We have put forward structural proposals which would support the development of additional gas pipeline infrastructure to serve the region’s needs and are also developing electricity transmission proposals to increase the ability to deliver clean low carbon energy to enable a balanced solution to the region’s energy needs.

FERC Order 1000

Issued in 2011, Order 1000 was FERC’s major policy order intended to foster regional and inter-regional transmission planning, address transmission needs driven by public policy requirements and increase competition in the electric transmission industry. In 2014 and 2015, FERC issued orders on filings made by the New York and New England system operators to comply with Order 1000 and continue to implement a package of reforms addressing transmission planning and cost allocation. A federal court upheld key provisions of Order 1000 against legal challenges in an August 2014 decision. Policies to comply with Order 1000 have been in effect in New York since January 2014 and became effective in New England in May 2015. The competitive transmission planning processes instituted under Order 1000 have opened National Grid’s service territory to competition from non-incumbent transmission developers and also created opportunities for National Grid to compete for transmission projects outside of the Company’s current geographic footprint.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	171

Additional Information
The business in detail continued

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

¯ Pension/OPEB true-up

A mechanism that reconciles the actual non-capitalised costs of pension and OPEB and the actual amount recovered in base rates. The difference may be amortised and recovered over a period or deferred for a future rate case.

172

Internal control and risk factors

Disclosure controls

Working with management, including the Chief Executive and Finance Director, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at 31 March 2015. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, however, the effectiveness of any system of disclosure controls and procedures has limitations including the possibility of human error and the circumvention or overriding of the controls and procedures.

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

Management evaluation of the effectiveness of the Company’s internal control over financial reporting was based on the revised Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at 31 March 2015.

PricewaterhouseCoopers LLP, which has audited our consolidated financial statements for the year ended 31 March 2015, has also audited the effectiveness of our internal control over financial reporting. Their attestation report can be found on page 85.

During the year, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, it.

Risk factors

Management of our risks is an important part of our internal control environment, as we describe on pages 38 to 41. In addition to the principal risks listed we face a number of inherent risks that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities.

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

Potentially hazardous activities that arise in connection with our business include the generation, transmission and distribution of electricity and the storage, transmission and distribution of gas.

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

We commit significant resources and expenditure to process safety and to monitoring personal safety, occupational health and environmental performance, and to meeting our obligations under negotiated settlements.

We are subject to laws and regulations in the UK and US governing health and safety matters to protect the public and our employees and contractors, who could potentially be harmed by these activities as well as laws and regulations relating to pollution, the protection of the environment, and the use and disposal of hazardous substances and waste materials.

These expose us to costs and liabilities relating to our operations and properties, including those inherited from predecessor bodies, whether currently or formerly owned by us, and sites used for the disposal of our waste.

The cost of future environmental remediation obligations is often inherently difficult to estimate and uncertainties can include the extent of contamination, the appropriate corrective actions and our share of the liability. We are increasingly subject to regulation in relation to climate change and are affected by requirements to reduce our own carbon emissions as well as to enable reduction in energy use by our customers.

If more onerous requirements are imposed or our ability to recover these costs under regulatory frameworks changes, this could have a material adverse impact on our business, reputation, results of operations and financial position.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	173

Additional Information
Internal control and risk factors continued

Risk factors
Infrastructure and IT systems

We may suffer a major network failure or interruption, or may not be able to carry out critical operations due to the failure of infrastructure, data or technology or a lack of supply.

Operational performance could be materially adversely affected by a failure to maintain the health of our assets or networks, inadequate forecasting of demand, inadequate record keeping or control of data or failure of information systems and supporting technology.

This in turn could cause us to fail to meet agreed standards of service, incentive and reliability targets, or be in breach of a licence, approval, regulatory requirement or contractual obligation. Even incidents that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation.

Where demand for electricity or gas exceeds supply and our balancing mechanisms are not able to mitigate this fully, a lack of supply to consumers may damage our reputation.

In addition to these risks, we may be affected by other potential events that are largely outside our control, such as the impact of weather (including as a result of climate change and major storms), unlawful or unintentional acts of third parties, insufficient or unreliable supply or force majeure.

Weather conditions can affect financial performance and severe weather that causes outages or damages infrastructure together with our actual or perceived response could materially adversely affect operational and potentially business performance and our reputation.

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

Decisions or rulings concerning, for example:

advancing energy technologies, whether aspects of our activities are contestable, the level of permitted revenues and dividend distributions for our businesses and in relation to proposed business development activities, could have a material adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future.

Following the introduction of EMR, there has been an increased focus (from some of our stakeholders) on the potential conflicting duties of our transmission and system operator roles, which may damage our reputation.

The remediation plans in place or being implemented to address control weaknesses in our US business may not operate as expected, as a result of which we may be unable to provide timely regulatory reporting, which may include the provision of financial statements. This could result in the imposition of regulatory fines, penalties and other sanctions, which could impact our operations, our reputation and our relationship with our regulators and other stakeholders.

For further information see pages 166 to 172, which explain our regulatory environment in detail.

(i)

whether licences, approvals or agreements to operate or supply are granted, amended or renewed, whether consents for construction projects are granted in a timely manner or whether there has been any breach of the terms of a licence, approval or regulatory requirement; and

(ii)

timely recovery of incurred expenditure or obligations, the ability to pass through commodity costs, a decoupling of energy usage and revenue, and other decisions relating to the impact of general economic conditions on us, our markets and customers, implications of climate change and of

Business performance

Current and future business performance may not meet our expectations or those of our regulators and shareholders.

Earnings maintenance and growth from our regulated gas and electricity businesses will be affected by our ability to meet or exceed efficiency targets and service quality standards set by, or agreed with, our regulators.

If we do not meet these targets and standards, or if we do not implement the transformation projects we are carrying out as envisaged, including to our US enterprise resource planning systems and controls over financial reporting, or are not able to deliver our RIIO operating model and the US Elevate 2018 strategy successfully, we may not achieve the expected benefits, our business may be materially adversely affected and our performance, results of operations and reputation may be materially harmed and we may be in breach of regulatory or contractual obligations.

Risk factors
Growth and business development activity

Failure to respond to external market developments and execute our growth strategy may negatively affect our performance. Conversely, new businesses or activities that we undertake alone or with partners may not deliver target outcomes and may expose us to additional operational and financial risk.

Failure to grow our core business sufficiently and have viable options for new future business over the longer term could negatively affect the Group’s credibility and reputation and jeopardise the achievement of intended financial returns.

Business development activities and the delivery of our growth ambition, including acquisitions, disposals, joint ventures, partnering and organic investment opportunities (including organic investments made as a result of changes to the energy mix), are subject to a wide range of both external uncertainties (including the availability of potential investment targets and attractive financing and the impact of competition for onshore transmission in both the UK and US), and internal uncertainties (including actual performance of our various existing operating companies and our business planning model assumptions and ability to integrate acquired businesses effectively). As a result, we may suffer unanticipated costs and liabilities and other unanticipated effects.

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

Our results of operations could be affected by inflation or deflation.

In our regulated UK networks, our allowed revenues are set in real terms and then adjusted for actual RPI inflation. There is a risk that inflationary impacts on our costs are higher than RPI inflation and are not fully compensated by this inflation adjustment to revenues. There is also a risk that year-on-year RPI inflation is negative with no corresponding decrease in costs or insufficient decrease to offset the impact on revenues.

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

In the US, we also have other post-retirement benefit schemes. Estimates of the amount and timing of future funding for the UK and US schemes are based on actuarial assumptions and other factors including: the actual and projected market performance of the scheme assets; future long-term bond yields; average life expectancies; and relevant legal requirements.

Actual performance of scheme assets may be affected by volatility in debt and equity markets.

Changes in these assumptions or other factors may require us to make additional contributions to these pension schemes which, to the extent they are not recoverable under our price controls or state rate plans, could materially adversely affect the results of our operations and financial condition.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	175

     Additional Information

   Internal control and risk factors continued

Risk factors
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

The remediation plans in place or being implemented to address control weaknesses in our US business may not operate as expected, as a result of which we may be unable to provide accurate financial information to our debt investors in a timely manner.

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

This risk is significant where our subsidiaries have concentrations of receivables from gas and electricity utilities and their affiliates, such as from our previous LIPA managed services agreement (MSA) and current PSEG-LI transition services agreement (TSA), as well as industrial customers and other purchasers, and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions.

To the extent that counterparties are contracted with for physical commodities (gas and electricity) and they experience events that impact their own ability to deliver, we may suffer supply interruption as described in Infrastructure and IT systems on page 174.

There is also a risk to us where we invest excess cash or enter into derivatives and other financial contracts with banks or other financial institutions. Banks who provide us with credit facilities may also fail to perform under those contracts.

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

Shareholder information

Articles of Association

The following description is a summary of the material terms of our Articles and applicable English law. It is a summary only and is qualified in its entirety by reference to the Articles.

Summary

The Articles set out the Company’s internal regulations. Copies are available on our website and upon request. Amendments to the Articles have to be approved by at least 75% of those voting at a general meeting of the Company. Subject to company law and the Articles, the Directors may exercise all the powers of the Company. They may delegate authorities to committees and day-to-day management and decision-making to individual Executive Directors. The committee structure is set out on page 49.

General

The Company is incorporated under the name National Grid plc and is registered in England and Wales with registered number 04031152. Under the Companies Act 2006, the Company’s objects are unrestricted.

Directors

Under the Articles, a Director must disclose any personal interest in a matter and may not vote in respect of that matter, subject to certain limited exceptions. As permitted under the Companies Act 2006, the Articles allow non conflicted Directors of the Company to authorise a conflict or potential conflict for a particular matter. In doing so, the non conflicted Directors must act in a way they consider, in good faith, will be most likely to promote the success of the Company for the benefit of the shareholders as a whole.

The Directors (other than a Director acting in an executive capacity) are paid fees for their services. In total, these fees must not exceed £2,000,000 a year or any higher sum decided by an ordinary resolution at a general meeting of shareholders. In addition, special pay may be awarded to a Director who acts in an executive capacity, serves on a committee, performs services which the Directors consider to extend beyond the ordinary duties of a Director, devotes special attention to the business of National Grid, or goes or lives abroad on the Company’s behalf. Directors may also receive reimbursement for expenses properly incurred, and may be awarded pensions and other benefits. The compensation awarded to the Executive Directors is determined by the Remuneration Committee. Further details of Directors’ remuneration are set out in the Directors’ Remuneration Report (see pages 60 to 75).

The Directors may exercise all the powers of National Grid to borrow money. However, the aggregate principal amount of all the Group’s borrowings outstanding at any time must not exceed £35 billion or any other amount approved by shareholders by an ordinary resolution at a general meeting.

Directors can be appointed or removed by the Board or shareholders in a general meeting. Directors must stand for election at the first AGM following their appointment to the Board. Each Director must retire at least every three years, although they will be eligible for re-election. In accordance with best practice introduced by the UK Corporate Governance Code, all Directors wishing to continue in office currently offer themselves for re-election annually. No person is disqualified from being a Director or is required to vacate that office by reason of attaining a maximum age.

A Director is not required to hold shares in National Grid in order to qualify as a Director.

Rights, preferences and restrictions

(i) Dividend rights

National Grid may not pay any dividend otherwise than out of profits available for distribution under the Companies Act 2006 and other applicable provisions of English law. In addition, as a public company, National Grid may only make a distribution if, at the time of the distribution, the amount of its net assets is not less than the aggregate of its called up share capital and undistributable reserves (as defined in the Companies Act 2006) and to the extent that the distribution does not reduce the amount of those assets to less than that aggregate. Ordinary shareholders and ADS holders receive dividends.

Subject to these points, shareholders may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders, but not exceeding the amount recommended by the Board. The Board may pay interim dividends if it considers that National Grid’s financial position justifies the payment. Any dividend or interest unclaimed for 12 years from the date when it was declared or became due for payment will be forfeited and revert to National Grid.

(ii) Voting rights

Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands, every shareholder who is present in person will have one vote and on a poll, every shareholder will have one vote for every share they hold. On a show of hands or poll, shareholders may cast votes either personally or by proxy. A proxy need not be a shareholder. Under the Articles, all substantive resolutions at a general meeting must be decided on a poll. Ordinary shareholders and ADS holders can vote at general meetings.

(iii) Liquidation rights

In a winding up, a liquidator may, in each case with the sanction of a special resolution passed by the shareholders and any other sanction required under English law, (a) divide among the shareholders the whole or any part of National Grid’s assets (whether the assets are of the same kind or not); the liquidator may, for this purpose, value any assets and determine how the division should be carried out as between shareholders or different classes of shareholders, or (b) transfer any part of the assets to trustees on trust for the benefit of the shareholders as the liquidator determines. In neither case will a shareholder be compelled to accept assets upon which there is a liability.

(iv) Restrictions

There are no restrictions on the transfer or sale of ordinary shares. Some of the Company’s employee share plans, details of which are contained in the Directors’ Remuneration Report, include restrictions on the transfer of shares while the shares are subject to the plan. Where, under an employee share plan operated by the Company, participants are the beneficial owners of the shares but not the registered owner, the voting rights may be exercised by the registered owner at the direction of the participant. Treasury shares do not attract a vote or dividends.

Variation of rights

Subject to applicable provisions of English law, the rights attached to any class of shares of National Grid may be varied or cancelled. This must be with the written consent of the holders of three quarters in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	177

Additional Information
Shareholder information continued

General meetings

AGMs must be convened each year within six months of the Company’s accounting reference date upon 21 clear days’ advance written notice. Any other general meeting may be convened provided at least 14 clear days’ written notice is given, subject to annual approval of shareholders. In certain limited circumstances, the Company can convene a general meeting by shorter notice. The notice must specify, among other things, the nature of the business to be transacted, the place, the date and the time of the meeting.

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

Board biographies

Sir Peter Gershon CBE FREng, Chairman

Appointment to the Board: 1 August 2011 as Deputy Chairman, Chairman with effect from 1 January 2012

Committee membership: N (ch)

Previous appointments: Chairman of Premier Farnell plc, Chief Executive of the Office of Government Commerce, Managing Director of Marconi Electronic Systems and member of the UK Defence Academy Advisory Board.

External appointments: Chairman of Tate & Lyle plc and the Aircraft Carrier Alliance and member of The Sutton Trust Board.

Experience:

● Chairman	● City
● Engineer	● High tech industry
● Government	● US
● Partnering/JV/contract	● International
management	● General management

Steve Holliday FREng, Chief Executive

Appointment to the Board: October 2002, appointed to National Grid Group plc on 30 March 2001, Chief Executive with effect from January 2007

Committee membership: F

Previous appointments: Executive Director of British Borneo Oil and Gas; he also spent 19 years within the Exxon Group, where he held senior positions in the international gas business and managed major operational areas such as refining and shipping. Most recently Chairman of UK Business Council for Sustainable Energy, the Prince’s National Ambassador and Non-executive Director of Marks and Spencer Group plc.

External appointments: Chairman of Crisis UK and of the En

ergy and Efficiency Industrial Partnership, and Vice Chairman for Business in the Community and of The Careers and Enterprise Company.

Experience:

● Chief Executive	● Utilities – energy
● Engineer	● Customer
● Government/regulatory	● Oil and gas
● Partnering/JV/contract	● US
management	● International
● City

Andrew Bonfield, Finance Director

Appointment to the Board: 1 November 2010

Committee membership: F, S

Previous appointments: Chief Financial Officer at Cadbury plc until March 2010; he also spent five years as Executive Vice President & Chief Financial Officer of Bristol-Myers Squibb Company and has previous experience in the energy sector as Finance Director of BG Group plc.

External appointments: Non-executive Director of Kingfisher plc.

Experience:

● Finance Director	● City
● Accountant	● Utilities – energy
● Government/regulatory	● Customer
● Partnering/JV/contract	● US
management	● International

Nora Mead Brownell, Non-executive Director

Appointment to the Board: 1 June 2012

Committee membership: N, R, S

Previous appointments: Commissioner of the Pennsylvania Public Utility Commission from 1997 to 2001, Commissioner for the Federal Energy Regulatory Commission from 2001 to 2006 and former President of the National Association of Regulatory Utility Commissioners. Board member of ONCOR Electric Delivery Holding Company LLC and Comverge, Inc.

External appointments: Board member of Spectra Energy Partners LP, Direct Energy Advisory Board and the Advisory Board of Morgan Stanley Infrastructure Partners and partner in ESPY Energy Solutions, LLC.

Experience:

● US Government/regulatory	● Various non-executive
● US utilities – energy	directorships
● FERC	● US

Jonathan Dawson, Non-executive Director
Appointment to the Board: 4 March 2013 Committee membership: F, N, R (ch)
Previous appointments: Various roles within the Ministry of Defence before joining Lazard where he spent over 20 years. Non-executive Director of Galliford Try plc 2004 to 2008, National Australia Group Europe Limited 2005 to 2012 and Standard Life Investments (Holdings) Limited 2010 to 2013, and most recently Senior Independent Director and Chairman of the Remuneration Committee of Next plc.
External appointments: Non-executive Director of Jardine Lloyd Thompson Group plc and Chairman of Penfida Limited.
Experience:
●	City	●	Banking
●	Corporate finance	●	Pensions
Therese Esperdy, Non-executive Director
Appointment to the Board: 18 March 2014, and to the Board of National Grid USA with effect from 1 May 2015
Committee membership: A, F (ch), N
Previous appointments: Joined Chase Securities in 1997, having started her banking career with Lehman Brothers. Various senior roles at JPMorgan Chase & Co. including Head of US Debt Capital Markets and Global Head of Debt Capital Markets and most recently co head of Banking, Asia Pacific at JPMorgan.
External appointments: Global Chairman of the Financial Institutions Group, JPMorgan Chase & Co.
Experience:
●	City	●	US
●	Corporate finance	●	International
●	Banking
Paul Golby CBE FREng, Non-executive Director
Appointment to the Board: 1 February 2012 Committee membership: A, N, R, S (ch)
Previous appointments: Executive Director of Clayhithe plc before joining East Midlands Electricity plc in 1998 as Managing Director, Chief Executive of E.ON UK plc in 2002, and later additionally as Chairman, stepping down from the E.ON board in December 2011 and most recently Non-executive Chairman of AEA Technology Group plc.
External appointments: Chairman of EngineeringUK and the UK National Air Traffic System, Chair of the Engineering and Physical Sciences Research Council and a member of the Council for Science and Technology and of the Nurse Review Advisory Group.
Experience:
●	Chairman and chief executive	●	City
●	Engineer	●	Utilities – energy
●	Government/regulatory
Ruth Kelly, Non-executive Director
Appointment to the Board: 1 October 2011 Committee membership: A, F, N

Previous appointments: Various senior roles in Government from 2001 to 2008, including Secretary of State for Transport, Secretary of State for Communities and Local Government, Secretary of State for Education and Skills and Financial Secretary to the Treasury.

External appointments: Senior Executive at HSBC and Governor for the National Institute of Economic and Social Research.

Experience:
●	Government/regulatory	●	Financial and economic
●	Partnering/JV/contract management	●	Infrastructure projects

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
Experience:
●	Government/regulatory	●	Utilities – energy
●	Partnering/JV/contract management	●	US
Dean Seavers, Executive Director, US
Appointment to the Board: 1 April 2015
Previous appointments: Various senior management positions at Tyco International Ltd. from 2000 to 2007 before joining General Electric Company/United Technologies Corporation in 2007. President and Chief Executive Officer of General Electric Security from 2007 to 2010 and then President, Global Services of United Technologies Fire & Security from 2010 to 2011. Additionally, a member of the Board of Directors of National Fire Protection Association from 2010 to 2014, lead network member at City Light Capital from 2011 to 2015 and President and Chief Executive at Red Hawk Fire & Security, LLC from 2012 to 2014.
External appointments: Board member of Red Hawk Fire & Security, LLC.
Experience:
●	Chief executive	●	Customer
●	Partnering/JV/contract	●	US
	management	●	International
●	City	●	Change and performance
●	Corporate finance		improvement programmes
●	Financial services	●	General management
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
Experience:
●	Finance director	●	City
●	Accountant	●	Utilities – energy
●	Government/regulatory	●	International
Alison Kay, Group General Counsel & Company Secretary
Appointment as Company Secretary: 24 January 2013

Previous appointments: Various roles since joining National Grid in 1996 including UK General Counsel and Company Secretary from 2000 to 2008 and Commercial Director, UK Transmission from 2008 to 2012.

Key
A Audit Committee
F Finance Committee
N Nominations Committee
R Remuneration Committee
S Safety, Environment and Health Committee
(ch) Chairman of committee

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	179

Additional Information
Shareholder information continued

Depositary payments to the Company

The Depositary reimburses the Company for certain expenses it incurs in relation to the ADS programme. The Depositary also pays the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses for the mailing of annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It also reimburses the Company for certain investor relationship programmes or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement is not necessarily tied to the amount of fees the Depositary collects from investors. For the period 1 April 2014 to 20 May 2015, the Company received a total of $2,094,871.42 in reimbursements from the Depositary consisting of $1,440,230.53 and $654,640.89 received in October 2014 and January 2015 respectively. Fees that are charged on cash dividends will be apportioned between the Depositary and the Company, see below.

Any questions from ADS holders should be directed to The Bank of New York Mellon at the contact details on page 196.

Description of securities other than equity securities: depositary fees and charges

The Bank of New York Mellon, as the Depositary, collects fees, by deducting those fees from the amounts distributed or by selling a portion of distributable property, for:

●  delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them; and

●  making distributions to investors (including, it is expected, cash dividends).

The Depositary may generally refuse to provide fee attracting services until its fees for those services are paid.

The Company’s Deposit Agreement under which the ADS are issued allows a fee of up to $0.05 per ADS to be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the 2014/15 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to distribution of the cash dividend.

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

Exchange controls

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends, interest or other payments to non UK resident holders of ordinary shares except as otherwise set out in Taxation on page 182 and except in respect of the governments of and/or certain citizens, residents or bodies of certain countries (described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

Exchange rates

The following table shows the history of the exchange rates of one pound sterling to dollars for the periods indicated.

Persons depositing or
withdrawing shares must pay:	For
$5.00 per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates; distribution of securities distributed to holders of deposited securities that are distributed by the Depositary to ADS registered holders.		Dollar equivalent of £1 sterling
			High	Low

		April 2015 March 2015 February 2015 January 2015 December 2014	1.5454 1.5372 1.5488 1.5388 1.5729	1.4642 1.4686 1.5035 1.5018 1.5522

Average[1]

		2014/15 2013/14 2012/13		1.61 1.60 1.57
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.	2011/12 2010/11		1.60 1.57

1. The average for each period is calculated by using the average of the exchange rates on the last day of each month during the period. See weighted average exchange rate on page 87.
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement); converting foreign currency to dollars.	Material interests in shares As at 31 March 2015, National Grid had been notified of the following holdings in voting rights of 3% or more in the issued share capital of the Company:
Taxes and other governmental charges the Depositary or the Custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary.
			Number of ordinary shares	% of voting rights[1]

		The Capital Group Companies, Inc. Black Rock, Inc. Competrol International	187,283,805 182,630,798	4.98 5.21
		Investments Limited	149,414,285	3.99

1. This number is calculated in relation to the issued share capital at the time the holding was disclosed.

On 20 April 2015, The Capital Group of Companies, Inc. notified us of a holding in voting rights of 3.881%, 145,094,617 ordinary shares, as at 16 April 2015.

As at 20 May 2015, no further notifications have been received.

The rights attached to ordinary shares are detailed on page 177. All ordinary shares carry the same voting rights.

Share capital

The share capital of the Company consists of ordinary shares of 11 17⁄43 pence nominal value each and ADSs, which represent five ordinary shares each.

Authority to purchase shares

Shareholder approval was given at the 2014 AGM to purchase up to 10% of the Company’s share capital (being 373,477,508 ordinary shares). The Directors intend to seek shareholder approval to renew this authority at this year’s AGM.

In some circumstances, the Company may find it advantageous to have the authority to purchase its own shares in the market, where the Directors believe this would be in the interests of shareholders generally. The Directors believe that it is an important part of the financial management of the Company to have the flexibility to repurchase issued shares in order to manage its capital base, including actively managing share issuances from the operation of the scrip dividend scheme. It is expected that such repurchases will not exceed 2.5% of the issued share capital (excluding treasury shares) per annum.

When purchasing shares, the Company have and will, take into account market conditions prevailing at the time, other investment and financing opportunities and the overall financial position of the Company.

During the year the Company purchased ordinary shares in the capital of the Company as part of the management of the dilutive effect of share issuances under the scrip dividend scheme.

Authority to allot shares

Shareholder approval was given at the 2014 AGM to allot shares of up to one third of the Company’s share capital. The Directors are seeking this same lower level of authority this year. The Directors consider that the Company will have sufficient flexibility with the lower level of authority to respond to market developments. This authority is in line with investor guidelines.

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

The Company expects to actively manage the dilutive effect of share issuance arising from the operation of the scrip dividend scheme. In some circumstances, additional shares may be allotted to the market for this purpose under the authority provided by this resolution. Under these unlikely circumstances, it is expected that the associated allotment of new shares (or rights to subscribe for or convert any security into shares) will not exceed 1% of the issued share capital (excluding treasury shares) per year.

Dividend waivers

The trustees of the National Grid Employees Share Trust, which are independent of the Company, waived the right to dividends paid during the year, and have agreed to waive the right to future dividends, in relation to the ordinary shares and American Depositary Receipts (ADR) held by the trust.

Under the Company’s ADR programme, the right to dividends in relation to the ordinary shares underlying the ADRs was waived during the year by the ADR Depositary, under an arrangement whereby the Company pays the monies to satisfy any dividends separately to the Depositary for distribution to ADR holders entitled to the dividend. This arrangement is expected to continue for future dividends.

Share price

National Grid ordinary shares are listed on the London Stock Exchange under the symbol NG and the ADSs are listed on the New York Stock Exchange under the symbol NGG.

	Number of shares	Total nominal value	Percentage of called up share capital[1]

Shares held in Treasury purchased in prior years	123,948,354	£14,124,347.32	3.18%
Shares purchased and held in Treasury during the year[2,3]	37,350,216	£4,256,187.40	0.96%
Shares transferred from Treasury during the year (to employees under employee share plans)[2]	8,353,093	£951,864.09	0.21%
Maximum number of shares held in Treasury during the year[2]	152,970,767	£17,431,552.52	3.93%

1.  Called up share capital of 3,891,691,900 ordinary shares as at the date of this

     Report.

2.  From 7 August 2014 to 31 March 2015.

3.  Shares purchased for a total cost of £338,170,931.

As at the date of this Report, the Company held 150,305,846 ordinary shares as treasury shares, representing 3.86% of the Company’s called up share capital.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	181

Additional Information
Shareholder information continued

Price history The following table shows the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated:

This discussion is not a comprehensive description of all the US federal income tax and UK tax considerations that may be relevant to any particular investor (including consequences under the US alternative minimum tax or net investment income tax) and does not address state, local, or other tax laws. National Grid has assumed that shareholders, including US Holders, are familiar with the tax rules applicable to investments in securities generally and with any special rules to which they may be subject. This discussion deals only with US Holders who hold ADSs or ordinary shares as capital assets. It does not address the tax treatment of investors who are subject to special rules, such as:

●  financial institutions;

●  insurance companies;

●  dealers in securities or currencies;

●  investors who elect mark-to-market treatment;

●  partnerships or other pass-through entities and their partners;

●  individual retirement accounts and other tax-deferred accounts;

●  tax-exempt organisations;

●  investors who own (directly or indirectly) 10% or more of our voting stock;

●  investors who hold ADSs or ordinary shares as a position in a straddle, hedging transaction or conversion transaction; and

●  investors whose functional currency is not the US dollar.

The statements regarding US and UK tax laws and administrative practices set forth below are based on laws, treaties, judicial decisions and regulatory interpretations in effect on the date of this document. These laws and practices are subject to change without notice, potentially with retroactive effect. In addition, the statements set forth below are based on the representations of the Depositary and assume that each party to the Deposit Agreement will perform its obligations thereunder in accordance with its terms.

US Holders of ADSs will be treated as the owners of the ordinary shares represented by those ADSs for US federal income tax purposes. For the purposes of the Tax Convention, the Estate Tax Convention and UK tax considerations, this discussion assumes that a US Holder of ADSs will be treated as the owner of the ordinary shares represented by those ADSs. HMRC has stated that it will continue to apply its long-standing practice of treating a holder of ADSs as holding the beneficial interest in the ordinary shares represented by the ADSs; however, we note that this is an area of some uncertainty and may be subject to change.

US Holders should consult their own advisors regarding the tax consequences of buying, owning and disposing of ADSs or ordinary shares in light of their particular circumstances, including the effect of any state, local, or other tax laws.

Taxation of dividends

The UK does not currently impose a withholding tax on dividends paid to US Holders.

Cash distributions paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) generally will be taxable to a US Holder as dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a US Holder’s basis in its ADSs or ordinary shares, as applicable, and thereafter as a capital gain. However, we do not maintain calculations of our earnings and profits in accordance with US federal income tax principles. US Holders should therefore assume that any distribution by us with respect to ADSs or ordinary shares will be reported as dividend income.

		Ordinary share (pence)		ADS ($)
		High	Low	High	Low

2014/15		965.00	806.22	77.21	62.25
2013/14		849.50	711.00	70.07	55.16
2012/13		770.00	627.00	58.33	49.55
2011/12		660.50	545.50	52.18	45.80
2010/11[1]		666.00	474.80	51.00	36.72
2014/15 Q4		954.00	842.60	72.41	62.25
Q3		965.00	853.78	75.08	67.01
Q2		916.00	835.76	77.21	70.37
Q1		897.92	806.22	75.09	67.62
2013/14 Q4		842.50	769.00	70.07	63.19
Q3		797.50	725.16	65.39	58.85
Q2		817.75	727.45	61.59	55.30
Q1		849.50	711.00	64.56	55.16
April 2015		910.90	863.60	68.88	64.65
March 2015		897.80	842.60	68.22	62.25
February 2015		942.10	868.20	71.13	67.12
January 2015		954.00	890.89	72.41	67.87
December 2014		936.90	860.03	73.54	67.01

1. On 20 May 2010, we announced a 2 for 5 rights issue of 990,439,017 ordinary shares at 355 pence per share.

Shareholder analysis The following table includes a brief analysis of shareholder numbers and shareholdings as at 31 March 2015.

	Number of shareholders	% of shareholders		Number of shares	% of shares
Size of shareholding

1–50	170,300	17.7275		4,916,530	0.1263
51–100	259,888	27.0532		18,391,904	0.4726
101–500	415,128	43.2131		87,234,245	2.2416
501–1,000	57,930	6.0303		40,551,745	1.0420
1,001–10,000	54,252	5.6474		133,804,248	3.4382
10,001–50,000	2,074	0.2159		37,223,848	0.9565
50,001–100,000	196	0.0204		14,049,218	0.3610
100,001–500,000	444	0.0462		107,102,598	2.7521
500,001–1,000,000	133	0.0138		94,059,625	2.4169
1,000,001+	309	0.0322		3,354,357,939	86.1928

Total	960,654	100		3,891,691,900	100

Taxation

The discussion in this section provides information about certain US federal income tax and UK tax consequences for US Holders (defined below) of owning ADSs and ordinary shares. A US Holder is beneficial owner of ADSs or ordinary shares that:

●  is (i) an individual citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes;

●  is not resident or ordinarily resident in the UK for UK tax purposes; and

●  does not hold ADSs or ordinary shares in connection with the conduct of a business or the performance of services in the UK or otherwise in connection with a branch, agency or permanent establishment in the UK.

Dividends received by non-corporate US Holders with respect to ADSs or ordinary shares will generally be taxable at the reduced rate applicable to long-term capital gains provided (i) either (a) we are eligible for the benefits of the Tax Convention or (b) ADSs or ordinary shares are treated as ‘readily tradable’ on an established securities market in the United States and (ii) we are not, for our taxable year during which the dividend is paid or the prior year, a passive foreign investment company for US federal income tax purposes (a PFIC), and certain other requirements are met. We (1) expect that our shares will be treated as ‘readily tradable’ on an established securities market in the United States as a result of the trading of ADSs on the New York Stock Exchange and (2) believe we are eligible for the benefits of the Tax Convention. Based on our audited financial statements and the nature of our business activities, we believe that we were not treated as a PFIC for US federal income tax purposes with respect to our taxable year ending 31 March 2015. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and the nature of our business activities, we do not anticipate becoming a PFIC in the foreseeable future.

Dividends received by corporate US Holders with respect to ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations.

Taxation of capital gains

US Holders will not be subject to UK taxation on any capital gain realised on the sale or other disposition of ADSs or ordinary shares.

Provided that we are not a PFIC for any taxable year during which a US Holder holds their ADSs or ordinary shares, upon a sale or other disposition of ADSs or ordinary shares, a US Holder generally will recognise capital gain or loss equal to the difference between the US dollar value of the amount realised on the sale or other disposition and the US Holder’s adjusted tax basis in the ADSs or ordinary shares. Such capital gain or loss generally will be long-term capital gain or loss if the ADSs or ordinary shares were held for more than one year. For non-corporate US Holders, long-term capital gain is generally taxed at a lower rate than ordinary income. A US Holder’s ability to deduct capital losses is subject to significant limitations.

UK stamp duty and stamp duty reserve tax (SDRT)

Transfers of ordinary shares – SDRT at the rate of 0.5% of the amount or value of the consideration will generally be payable on any agreement to transfer ordinary shares that is not completed using a duly stamped instrument of transfer (such as a stock transfer form).

Where an instrument of transfer is executed and duly stamped before the expiry of the six year period beginning with the date on which the agreement is made, the SDRT liability will be cancelled. If a claim is made within the specified period, any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident.

Purchases of ordinary shares completed using a stock transfer form will generally result in a UK stamp duty liability at the rate of 0.5% (rounded up to the nearest £5) of the amount or value of the consideration. Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5%, and not stamp duty. SDRT is generally the liability of the purchaser and UK stamp duty is usually paid by the purchaser or transferee.

Transfers of ADSs – No UK stamp duty will be payable on the acquisition or transfer of existing ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK.

An agreement for the transfer of ADSs in the form of ADRs will not result in a SDRT liability. A charge to stamp duty or SDRT may arise on the transfer of ordinary shares to the Depositary or The Bank of New York Mellon as agent of the Depositary (the Custodian).

The rate of stamp duty or SDRT will generally be 1.5% of the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. However, there is no 1.5% SDRT charge on the issue of ordinary shares (or, where it is integral to the raising of new capital, the transfer of ordinary shares) to the Depositary or the Custodian.

The Depositary will generally be liable for the stamp duty or SDRT. Under the terms of the Deposit Agreement, the Depositary will charge any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are delivered against such deposits. If the stamp duty is not a multiple of £5, the duty will be rounded up to the nearest multiple of £5.

US information reporting and backup withholding tax

Dividend payments made to US Holders and proceeds paid from the sale, exchange, redemption or disposal of ADSs or ordinary shares to US Holders may be subject to information reporting to the US Internal Revenue Service (IRS). Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed IRS Form W-9 and complies with applicable certification requirements.

US Holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of ADSs or ordinary shares, including reporting requirements related to the holding of certain foreign financial assets.

UK inheritance tax

An individual who is domiciled in the US for the purposes of the Estate Tax Convention and who is not a UK national for the purposes of the Estate Tax Convention will generally not be subject to UK inheritance tax in respect of (i) the ADSs or ordinary shares on the individual’s death or (ii) a gift of the ADSs or ordinary shares during the individual’s lifetime. This is not the case where the ADSs or ordinary shares are part of the business property of the individual’s permanent establishment in the UK or relate to a fixed base in the UK of an individual who performs independent personal services.

Special rules apply to ADSs or ordinary shares held in trust. In the exceptional case where the ADSs or shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US.

Capital gains tax (CGT) for UK resident shareholders

You can find CGT information relating to National Grid shares for UK resident shareholders on our website under: Investors, Shareholder centre, More information and help. Share prices on specific dates are also available on our website.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	183

Additional Information
Other disclosures

All-employee share plans

The all-employee share plans allow UK- or US-based employees to participate in either HMRC (UK) or Internal Revenue Service (US) approved plans and to become shareholders in National Grid.

Sharesave

Employees resident in the UK are eligible to participate in the Sharesave plan. Under this plan, participants may contribute between £5 and £500 in total each month, for a fixed period of three years, five years or both. Contributions are taken from net salary.

SIP

Employees resident in the UK are eligible to participate in the SIP. Contributions up to £150 are deducted from participants’ gross salary and used to purchase ordinary shares in National Grid each month. The shares are placed in trust.

US Incentive Thrift Plans

Employees of National Grid’s US companies are eligible to participate in the Thrift Plans, which are tax-advantaged savings plans (commonly referred to as 401(k) plans). They are DC pension plans that give participants the opportunity to invest up to applicable federal salary limits. The federal limits for calendar year 2014 are: for pre-tax contributions a maximum of 50% of salary limited to $17,500 for those under the age of 50 and $23,000 for those age 50 and above; for post-tax contributions, up to 15% of salary. The total amount of employee contributions (pre-tax and post-tax) may not exceed 50% of compensation and are further subject to the combined federal annual contribution limit of $52,000. For calendar year 2015, participants may invest up to the applicable federal salary limits: for pre-tax contributions a maximum of 50% of salary limited to $18,000 for those under the age of 50 and $24,000 for those age 50 and above; for post-tax contributions up to 15% of salary. The total amount of employee contributions (pre-tax and post-tax) may not exceed 50% of compensation and are further subject to the combined federal annual contribution limit of $53,000.

ESPP

Employees of National Grid’s US companies are eligible to participate in the ESPP (commonly referred to as a 423(b) plan). Eligible employees have the opportunity to purchase ADSs on a monthly basis at a 15% discounted price. Under the plan employees may contribute up to 20% of base pay each year up to a maximum annual contribution of $18,888 to purchase ADSs in National Grid.

Change of control provisions

No compensation would be paid for loss of office of Directors on a change of control of the Company. As at 31 March 2015, the Company had undrawn borrowing facilities with a number of its banks of £1.4 billion available to it and a further £630 million of drawn bank loans which, on a change of control of the Company following a takeover bid, may alter or terminate. All the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time. In the event of a change of control of the Company, a number of governmental and regulatory consents or approvals are likely to be required arising from laws or regulations of the UK, US or the EU. Such consents or approvals may also be required for acquisitions of equity securities that do not amount to a change of control.

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

Conflicts of interest

The Board continues to monitor and note possible conflicts of interest that each Director may have. The Directors are regularly reminded of their continuing obligations in relation to conflicts, and are required annually to review and confirm their external interests. Potential conflicts are considered and, if appropriate, authorised. During the year ended 31 March 2015, the Board has been advised by the Directors of two actual conflicts of interest and has authorised these conflicts in accordance with its powers as set out in the Articles. The Board has also considered and noted a number of situations in relation to which no actual conflict of interest was identified.

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

•  The NYSE rules require a separate nominating/corporate governance committee composed entirely of independent Directors. There is no requirement for a separate corporate governance committee in the UK. Under the Company’s corporate governance policies, all Directors on the Board discuss and decide upon governance issues and the Nominations Committee makes recommendations to the Board with regard to certain of the responsibilities of a corporate governance committee.

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

184

Directors’ indemnity

The Company has arranged, in accordance with the Companies Act 2006 and the Articles, qualifying third-party indemnities against financial exposure that Directors may incur in the course of their professional duties. Equivalent qualifying third-party indemnities were, and remain, in force for the benefit of those Directors who stood down from the Board during the year ended 31 March 2015. Alongside these indemnities, the Company places Directors’ and Officers’ liability insurance cover for each Director.

Employees

We negotiate with recognised unions. It is our policy to maintain well developed communications and consultation programmes and there have been no material disruptions to our operations from labour disputes during the past five years. National Grid believes that it can conduct its relationships with trade unions and employees in a satisfactory manner.

Human Rights

Respect for human rights is incorporated into our employment practices and our values, which include respecting others and valuing diversity. ‘Always Doing the Right Thing’ is our guide to ethical business conduct – the way in which we conduct ourselves allows us to build trust with the people we work with. We earn this trust by doing things in the right way, building our reputation as an ethical company that our stakeholders want to do business with, and that our employees want to work for. Although we do not have a specific policy relating to human rights, our procurement policies integrate sustainability into the way we do business throughout our supply chain, so that we create value, preserve natural resources and respect the interests of the communities we serve and from which we procure goods and services. Through our Global Supplier Code of Conduct, we expect our suppliers to keep to all laws relating to their business, as well as adhere to the principles of the United Nations Global Compact, the United Nations Declaration of Human Rights and the International Labour Organization.

Listing Rule 9.8.4 R cross reference table

Information required to be disclosed by LR 9.8.4 R (starting on page indicated):

member of National Grid has any obligation or entitlement which is material to National Grid at the date of this Report.

Political donations and expenditure

National Grid made no donations in the UK or EU during the year, including donations as defined for the purposes of the Political Parties, Elections and Referendums Act 2000. National Grid USA and its affiliated New York and federal political action committees (each, a PAC) made political donations in the US totalling $54,375 (£34,415) during the year. National Grid USA’s affiliated New York PAC was funded partly by contributions from National Grid USA and certain of its subsidiaries and partly by voluntary employee contributions. National Grid USA’s affiliated federal PAC was funded wholly by voluntary employee contributions.

Property, plant and equipment

This information can be found under the heading note 11 property, plant and equipment on page 115, note 19 Borrowings on pages 123 and 124, Strategic Report pages 08 to 11, where we operate on page 165 and principal operations on pages 27 to 36.

Research and development

Expenditure on research and development during the year was £23 million (2013/14: £12 million; 2012/13: £15 million). Innovation funding throughout 2014/15 has stimulated greater investment across all three of our UK Regulated business areas: UK ET, UK GT and UK GD. Delivering benefits for our stakeholders has been at the forefront of each of our Innovation Projects. This has driven collaboration across the industry in search of new techniques to revolutionise the way we work. Due to the way in which we work with a large number of partners on new ideas, our disclosed research and development expenditure is lower than the overall contribution we make to the industry. We only disclose directly incurred expenditure, and not those amounts our partners incur working on projects with us.

The UK ET innovation portfolio has developed to reflect the evolution of our strategic innovation priorities. Our activities in the year have focused on enhancing our capabilities in managing ageing assets, improving the efficiency of new build, and system reliability and availability. In addition NGET secured £6.9 million of funding to develop new approaches to frequency control. The UK GT innovation portfolio has developed and expanded over the past year to include projects on 3D modelling, virtual reality technologies and sustainable energy solutions. In addition, GT won £5.7 million of funding for industry leading work in robotics for Project GRAID (Gas Robotic Agile Inspection Device). Innovation in UK GD has focused on reduction of leakage levels and minimisation of street works and excavations through the use of robotics. Our customers have been central to our portfolio, with projects enhancing safety through the use of Intelligent Carbon Monoxide monitoring and more robust on-site fencing feet and projects improving real-time information for work on-site through the use of QR codes.

The US business has been working on research and development initiatives to improve the way we deliver gas operations, and on modernising the US electricity grid in Massachusetts and Reforming the Energy Vision (REV) in New York State. More information in relation to grid modernisation and REV can be found on page 170.

Unresolved SEC staff comments

There are no unresolved staff comments required to be reported.

Interest capitalised	Page 105
Publication of unaudited financial information	Not applicable
Details of long-term incentive schemes	Not applicable
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable
Non pre-emptive issues of equity for cash	Not applicable
Item (7) in relation to major subsidiary undertakings	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Contracts of significance	Not applicable
Provision of services by a controlling shareholder	Not applicable
Shareholder waivers of dividends	Page 181
Shareholder waivers of future dividends	Page 181
Agreements with controlling shareholders	Not applicable

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

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	185

Additional Information
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

Adjusted results exclude exceptional items, remeasurements and stranded cost recoveries. These items are reported collectively as the second component of the financial measures. Note 4 on page 103 explains in detail the items which are excluded from our adjusted profit measures.

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

Internal financial reports, budgets and forecasts are primarily prepared on the basis of adjusted profit measures, although planned exceptional items, such as significant restructurings, are also reflected in budgets and forecasts. We separately monitor and disclose the excluded items as a component of our overall financial performance.

Reconciliation of adjusted operating profit to total operating profit

Adjusted operating profit is presented on the face of the income statement under the heading operating profit before exceptional items, remeasurements and stranded cost recoveries.

	Year ended 31 March
	2015 £m	2014 £m	2013 £m

Adjusted operating profit	3,863	3,664	3,639
Exceptional items	–	55	(84)
Remeasurements – commodity contracts	(83)	16	180
Stranded cost recoveries	–	–	14

Total operating profit	3,780	3,735	3,749

Reconciliation of adjusted operating profit to adjusted earnings and earnings Adjusted earnings is presented in note 7 to the consolidated financial statements on page 111.
	Year ended 31 March
	2015 £m	2014 £m	2013 £m

Adjusted operating profit	3,863	3,664	3,639
Adjusted net finance costs	(1,033)	(1,108)	(1,124)
Share of post-tax results of joint ventures and associates	46	28	18

Adjusted profit before tax	2,876	2,584	2,533
Adjusted tax	(695)	(581)	(619)

Adjusted profit after tax	2,181	2,003	1,914
Attributable to non-controlling interests	8	12	(1)

Adjusted earnings	2,189	2,015	1,913
Exceptional items after tax	(97)	388	75
Remeasurements after tax	(73)	73	156
Stranded cost recoveries after tax	–	–	9

Earnings	2,019	2,476	2,153

Reconciliation of adjusted EPS to EPS Adjusted EPS is presented in note 7 to the consolidated financial statements.
	Year ended 31 March
	2015 pence	2014 pence	2013 pence

Adjusted EPS	58.1	53.5	50.9
Exceptional items after tax	(2.6)	10.3	2.0
Remeasurements after tax	(1.9)	1.9	4.1
Stranded cost recoveries after tax	–	–	0.2

EPS	53.6	65.7	57.2

Reconciliation of adjusted operating profit excluding timing differences and major storms to total operating profit

Adjusted operating profit excluding timing differences and major storms is discussed on page 23.

	Year ended 31 March
	2015 £m	2014 £m	2013 £m

Adjusted operating profit excluding timing differences and major storms	3,927	3,706	3,759
Major storms	–	–	(136)

Adjusted operating profit excluding timing differences	3,927	3,706	3,623
Timing differences	(64)	(42)	16

Adjusted operating profit	3,863	3,664	3,639
Exceptional items, remeasurements and stranded cost recoveries	(83)	71	110

Total operating profit	3,780	3,735	3,749

186

   Commentary on consolidated financial statements

   for the year ended 31 March 2014

In compliance with SEC rules, we present a summarised analysis of movements in the income statement, an analysis of movements in adjusted operating profit by operating segment and a summarised analysis of movements in the statement of financial position for the year ended 31 March 2014. This should be read in conjunction with the 31 March 2015 unaudited commentary included on pages 87, 91 and 99.

Analysis of the income statement for the years ended 31 March 2014 and 31 March 2013

Revenue

Revenue for the year ended 31 March 2014 increased by £450 million to £14,809 million. This increase was driven by higher revenues in our UK ET and UK GD businesses, principally as a result of the new RIIO regulatory arrangements. Revenue in our US Regulated businesses was also higher, reflecting higher pass-through costs such as gas and electricity commodity costs, partially offset by the end of Niagara Mohawk deferral revenue recoveries at March 2013 and the impact of the weaker dollar.

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

Operating costs

Operating costs for the year ended 31 March 2014 of £11,074 million were £464 million higher than the prior year. This increase in costs was predominantly due to increases in pass-through costs in our UK and US regulated businesses, together with higher depreciation and amortisation as a result of continued investment and increases in our controllable costs.

Exceptional items, remeasurements and stranded cost recoveries included in operating costs for the year ended 31 March 2014 were £39 million lower than the prior year. Net exceptional gains included in 2013/14 of £55 million primarily consisted of a net gain on the LIPA MSA transition in the US of £254 million, a gain of £16 million following the sale to a third party of a settlement award, restructuring costs of £136 million and UK gas holder demolition costs of £79 million. The 2013/14 results also included a gain of £16 million on remeasurements of commodity contracts.

There were no major storms affecting our operations in the year ended 31 March 2014. In 2012/13, two major storms in the US, Superstorm Sandy and Storm Nemo, increased operating costs by £136 million.

Operating costs for the year ended 31 March 2013 of £10,610 million were £313 million higher than the prior year. The increase in costs was predominantly due to increases in pass-through costs due to the colder winter in the US and inflationary increases in our controllable costs. Additional costs of £91 million were incurred in the stabilisation of our US enterprise resource planning system.

Exceptional items included in operating profit of £110 million in 2012/13 consisted of restructuring costs of £87 million, less a gain on sale of our EnergyNorth gas business and Granite State electricity business in New Hampshire of £3 million. There were also gains of £180 million on commodity contract remeasurements.

Net finance costs

For the year ended 31 March 2014, net finance costs before exceptional items and remeasurements were £16 million lower than 2012/13 at £1,108 million, mainly due to the impact of the weaker dollar (£17 million).

Total net finance costs for the year ended 31 March 2013 were slightly down compared with 2011/12 at £1,086 million, due to the reduction in the cost of our index-linked debt, offset by the cost of carrying higher debt levels and loss on disposal of financial instruments.

Financial remeasurements relate to net gains and losses on derivative financial instruments. The year ended 31 March 2014 included a gain of £93 million (2012/13: gain of £68 million).

Tax

The 2013/14 adjusted tax charge was £38 million lower than 2012/13 at £581 million. This was mainly due to a 1% decrease in the UK statutory corporation tax rate in the year and a change in the UK/US profit mix where higher UK profits were taxed at the lower UK tax rate. Our tax charge was also affected by changes in tax provisions in respect of prior years.

For the year ended 31 March 2013, our adjusted tax charge was £78 million lower than 2011/12, mainly due to changes in tax provisions in respect of prior years and a 2% decrease in the UK statutory corporation tax rate in the year, partially offset by increased taxes on higher taxable profits.

Exceptional tax for 2013/14 included an exceptional deferred tax credit of £398 million arising from a reduction in the UK corporation tax rate from 23% to 21% applicable from 1 April 2014 and a further reduction to 20% from 1 April 2015.

A similar reduction in the UK corporation tax rate in 2012/13 from 24% to 23% resulted in a deferred tax credit of £128 million.

Adjusted earnings and EPS

As a result of the variances described above, adjusted earnings for the year ended 31 March 2014 was £2,015 million. For the year ended 31 March 2013, adjusted earnings was £1,913 million.

The above earnings performance translated into adjusted EPS growth in 2013/14 of 2.6p (5%) and 5.4p (12%) in 2012/13.

In accordance with IAS 33, all EPS and adjusted EPS amounts for comparative periods have been restated for shares issued via scrip dividends and the bonus element of the 2010 rights issue.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	187

         Additional Information

    Other unaudited financial information continued

Analysis of the adjusted operating profit by segment for the year ended 31 March 2014

UK Electricity Transmission

For the year ended 31 March 2014, revenue in the UK Electricity Transmission segment increased by £277 million, and adjusted operating profit increased by £38 million.

Net regulated income after pass-through costs was £170 million higher, reflecting increases in allowed revenues under the new RIIO regulatory framework. This was partially offset by under-recoveries of revenue in the year of £60 million compared with over-recoveries of £29 million in the prior year. Regulated controllable costs were £27 million higher due to inflation, legal fees and one-off credits in the prior year. Depreciation and amortisation was £20 million higher reflecting the continued capital investment programme (investment in the year was £1,381 million). Other costs were £4 million lower than prior year.

UK Gas Transmission

Revenue in the UK Gas Transmission segment decreased by £177 million in 2013/14 to £941 million and adjusted operating profit fell by £114 million to £417 million.

Net regulated income after pass-through costs was £80 million lower, with lower permit income than prior year under the new RIIO arrangements. In addition, under-recoveries in the year of £21 million compared with over-recoveries last year of £17 million, gave rise to an adverse timing movement of £38 million. Depreciation and amortisation was £10 million higher due to investment, with £181 million invested in the year. Partially offsetting these, other operating costs were £14 million lower.

UK Gas Distribution

UK Gas Distribution revenue increased by £184 million in the year to £1,898 million, and adjusted operating profit increased by £110 million to £904 million.

Net regulated income after pass-through costs was £96 million higher, reflecting increases in allowed revenues under the new RIIO regulatory framework. Timing differences added another £39 million, with £29 million over-recoveries in 2013/14, compared with a £10 million under-recovery in the prior year. Partially offsetting these, regulated controllable costs were £14 million higher primarily due to inflation. Depreciation and amortisation was £10 million higher reflecting the continued capital investment programme (investment in the year was £480 million). Other costs were £1 million higher than prior year.

US Regulated

Revenue in our US Regulated businesses was £122 million higher at £8,040 million, and adjusted operating profit fell by £129 million to £1,125 million.

The weaker dollar reduced operating profit in the year by £38 million. Excluding the impact of foreign exchange, net regulated income fell by £52 million, principally due to the end of deferral income recoveries at Niagara Mohawk in March 2013. Timing differences added another £29 million profit compared with prior year. Regulated controllable costs increased by £89 million at constant currency as a result of inflation and wage increases, higher insurance costs post Superstorm Sandy, and cost true-ups identified during the implementation of the new enterprise resource planning system. Other operating costs (excluding major storms) increased by £61 million at constant currency due to the higher cost of non-major storm remediation, higher property taxes and depreciation of the new US enterprise resource planning system.

There were no major storms affecting our operations in the year ended 31 March 2014. In 2012/13, two major storms in the US, Superstorm Sandy and Storm Nemo, reduced operating profit within US Regulated by £82 million at constant currency.

Our capital investment programme continued in the US, with a further £1,219 million invested in 2013/14.

Other activities

Revenue in Other activities increased by £58 million to £736 million in the year ended 31 March 2014. Adjusted operating profit was £120 million higher at £131 million.

There was no repeat of the major storm cost of £51 million incurred in our insurance captive in the prior year due to Superstorm Sandy. Operating profit in the French interconnector was £62 million higher as a result of strong auction revenues this year. In our other non-regulated businesses, adjusted operating profit was £7 million higher due to improved results in our UK metering business and insurance captive, partially offset by higher costs associated with the stabilisation of the new US enterprise resource planning system.

Capital expenditure in our Other activities was £37 million lower at £180 million, principally reflecting reduced capital spend on the new US enterprise resource planning system.

188

Analysis of the statement of financial position for the year ended 31 March 2014

Goodwill and other intangible assets

Goodwill and intangibles decreased by £354 million to £5,263 million as at 31 March 2014. This decrease was due to foreign exchange movements of £472 million and software amortisation of £127 million, partially offset by software additions of £179 million.

Property, plant and equipment

Property, plant and equipment increased by £587 million to £37,179 million as at 31 March 2014. This was due to capital expenditure of £3,262 million on the renewal and extension of our regulated networks, offset by foreign exchange movements of £1,244 million, and £1,299 million of depreciation in the year.

Investments and other non-current assets

Investments in joint ventures and associates; financial and other investments and other non-current assets decreased by £31 million to £722 million as at 31 March 2014. This was principally due to changes in the fair value of our US commodity contract assets and available-for-sale investments.

Inventories and current intangible assets, and trade and other receivables

Inventories and current intangible assets, and trade and other receivables decreased by £78 million to £3,123 million as at 31 March 2014. This decrease was principally due to foreign exchange movements of £195 million, partially offset by an increase in trade and other receivables of £120 million mostly due to colder weather in the US in February and March 2014 compared with 2013 resulting in increased billings for commodity costs and customer usage.

Trade and other payables

Trade and other payables decreased by £20 million to £3,031 million as at 31 March 2014 due to favourable foreign exchange movements of £150 million, partially offset by higher payables in the UK due in part to changes in payment terms with new Gas Distribution strategic partners and increased activity on the Western Link project.

Current tax liabilities

Current tax liabilities decreased by £63 million to £168 million at 31 March 2014. This was primarily due to higher tax payments made in 2013/14 although these were partially offset by a larger current tax charge.

Deferred tax liabilities

Deferred tax liabilities increased by £5 million to £4,082 million as at 31 March 2014. This was primarily due to the impact of the £172 million deferred tax charge on actuarial gains (a £179 million tax credit in 2012/13) being offset by the impact of the reduction in the UK statutory tax rate for future periods, foreign exchange movements and the reduction in prior year charges.

Provisions and other non-current liabilities

Provisions (both current and non-current) and other non-current liabilities decreased by £158 million to £3,486 million as at 31 March 2014.

Total provisions decreased by £115 million to £1,645 million as at 31 March 2014. The underlying movements included additions of £230 million primarily relating to a provision for the demolition of certain gas holders in the UK of £79 million, restructuring provisions of £86 million and other provisions of £42 million, more than offset by foreign exchange movements of £112 million and utilisation of £288 million in relation to all classes of provisions.

Other non-current liabilities decreased by £43 million principally due to foreign exchange movements of £47 million.

Net debt

Net debt is the aggregate of cash and cash equivalents, current financial and other investments, borrowings, and derivative financial assets and liabilities.

Net pension and other post-retirement obligations

A summary of the total UK and US assets and liabilities and the overall net IAS 19 (revised) accounting deficit is shown below:

Net plan liability	UK £m	US £m	Total £m
As at 1 April 2013	(1,169)	(2,328)	(3,497)
Exchange movements	–	186	186
Current service cost	(96)	(129)	(225)
Net interest cost	(47)	(81)	(128)
Curtailments and settlements – LIPA	–	214	214
Curtailments and settlements – other	(30)	(12)	(42)
Actuarial (losses)/gains
– on plan assets	(98)	283	185
– on plan liabilities	452	(152)	300
Employer contributions	235	361	596
As at 31 March 2014	(753)	(1,658)	(2,411)
Represented by:
Plan assets	17,409	5,849	23,258
Plan liabilities	(18,162)	(7,507)	(25,669)
	(753)	(1,658)	(2,411)

The principal movements in net obligations during the year included a curtailment gain of £214 million following the LIPA MSA transition, net actuarial gains of £485 million and employer contributions of £596 million. Net actuarial gains included actuarial gains on plan liabilities of £542 million arising as a consequence of an increase in the UK real discount rate and the nominal discount rate in the US. This was partially offset by actuarial losses of £283 million arising from increases in life expectancy in the US. Actuarial losses/gains on plan assets reflects the asset allocations in the different plans. In both the UK and US, returns on equities were above the assumed rate; however, UK Government securities had negative returns and corporate bonds were close to nil.

Off balance sheet items

There were no significant off balance sheet items other than the contractual obligations shown in note 30(b) to the consolidated financial statements, and the commitments and contingencies discussed in note 27.

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	189

Additional Information Summary consolidated financial information

Financial summary (unaudited)

The financial summary set out below has been derived from the audited consolidated financial statements of National Grid for the five financial years ended 31 March 2015. It should be read in conjunction with the consolidated financial statements and related notes, together with the Strategic Report. The information presented below for the years ended 31 March 2011, 2012, 2013, 2014 and 2015 has been prepared under IFRS issued by the IASB and as adopted by the EU1.

	2015	2014	2013[1]	2012[1]	2011[1]

Summary income statement

Revenue	15,201	14,809	14,359	13,832	14,343

Operating profit

Before exceptional items, remeasurements and stranded cost recoveries	3,863	3,664	3,639	3,491	3,619

Exceptional items, remeasurements and stranded cost recoveries	(83)	71	110	44	145

	3,780	3,735	3,749	3,535	3,764

Profit before tax

Before exceptional items, remeasurements and stranded cost recoveries	2,876	2,584	2,533	2,408	2,283

Exceptional items, remeasurements and stranded cost recoveries	(248)	164	178	(26)	151

	2,628	2,748	2,711	2,382	2,434

Profit for the year	2,011	2,464	2,154	1,919	2,043

Profit for the year attributable to equity shareholders

Before exceptional items, remeasurements and stranded cost recoveries	2,189	2,015	1,913	1,709	1,627

Exceptional items, remeasurements and stranded cost recoveries	(170)	461	240	208	412

	2,019	2,476	2,153	1,917	2,039

Earnings per share

Basic – continuing operations (pence)[2]	53.6	65.7	57.2	51.1	56.3

Diluted – continuing operations (pence)[2]	53.4	65.4	57.0	50.8	56.0

Basic (pence)[2]	53.6	65.7	57.2	51.1	56.3

Diluted (pence)[2]	53.4	65.4	57.0	50.8	56.0

Number of shares – basic (millions)[3]	3,766	3,766	3,761	3,755	3,622

Number of shares – diluted (millions)[3]	3,783	3,785	3,779	3,774	3,641

Dividends per ordinary share

Paid during the year (pence)	42.25	40.85	39.84	37.40	37.74

Approved or proposed during the year (pence)	42.87	42.03	40.85	39.28	36.37

Paid during the year ($)	0.697	0.636	0.633	0.599	0.592

Approved or proposed during the year ($)	0.672	0.696	0.632	0.623	0.571

190

	2015	2014	2013[1]	2012[1]	2011[1]

Summary statement of net assets
Non-current assets	49,058	44,895	45,129	41,684	39,787
Current assets	6,031	7,489	9,576	5,387	6,323
Assets of businesses held for sale	–	–	–	264	290
Total assets	55,089	52,384	54,705	47,335	46,400
Current liabilities	(7,374)	(7,331)	(7,445)	(6,004)	(6,826)
Non-current liabilities	(35,741)	(33,134)	(37,026)	(32,001)	(30,403)
Liabilities of businesses held for sale	–	–	–	(87)	(110)
Total liabilities	(43,115)	(40,465)	(44,471)	(38,092)	(37,339)
Net assets	11,974	11,919	10,234	9,243	9,061

Shareholders’ equity	11,962	11,911	10,229	9,236	9,052

Summary cash flow statement
Cash generated from continuing operations	5,350	4,419	4,037	4,487	4,854

Tax (paid)/received	(343)	(400)	(287)	(259)	4

Net cash inflow from operating activities	5,007	4,019	3,750	4,228	4,858
Net cash flows used in investing activities	(2,001)	(1,330)	(6,130)	(2,371)	(4,774)
Net cash flows (used in)/from financing activities	(3,253)	(2,972)	2,715	(1,900)	(430)
Net (decrease)/increase in cash and cash equivalents	(247)	(283)	335	(43)	(346)

1. For the year ended 31 March 2015, there have been no significant changes in accounting standards, interpretations or policies that have a material financial impact on the selected financial data. For the year ended 31 March 2014, the adoption of IAS 19 (revised) ‘Employee benefits’ resulted in a significant change in pensions and employee benefits accounting. The numbers included in the selected financial data above for the years 31 March 2011, 2012 and 2013 were restated to show the impact of IAS 19 (revised) had it been adopted since 2010.

2. Items previously reported for 2011 to 2014 have been restated to reflect the additional shares issued as scrip dividends.

3. Number of shares previously reported for 2011 to 2014 have been restated to reflect the impact of the additional shares issued as scrip dividends.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	191

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

B

Board

The Board of Directors of the Company (for more information see pages 43 and 178 and 179).

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

delivery body

Under the Energy Act 2013, and secondary legislation which came into force in August 2014, National Grid’s electricity system operator function became the EMR Delivery Body. In this role National Grid provides independent evidence and analysis to the UK Government to inform its decisions on the key rules and parameters to achieve the Government’s policy objectives under EMR. National Grid also administers the capacity mechanism, including running the annual capacity auctions, manages the allocation of contracts for difference to low carbon generators and reports to the Government annually on performance against the Government’s delivery plan.

derivative

A financial instrument or other contract where the value is linked to an underlying index, such as exchange rates, interest rates or commodity prices. In most cases, contracts for the sale or purchase of commodities that are used to supply customers or for our own needs are excluded from this definition.

Deposit Agreement

Deposit Agreement means the agreement entered into between National Grid Transco plc (now National Grid plc), the Depositary and the registered holders of ADRs, pursuant to which ADSs have been issued, dated as of 21 November 1995 and amended and restated as of 1 August 2005, and any related agreement.

Depositary

Depositary means the Bank of New York Mellon acting as depositary.

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

192

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

EU

The European Union, being the economic and political union of 28 member states located in Europe.

Exchange Act

The US Securities Exchange Act 1934, as amended.

F

FERC

The US Federal Energy Regulatory Commission.

finance lease

A lease where the asset is treated as if it was owned for the period of the lease and the obligation to pay future rentals is treated as if they were borrowings. Also known as a capital lease.

financial year

For National Grid this is an accounting year ending on 31 March. Also known as a fiscal year.

FRS

A UK Financial Reporting Standard as issued by the UK Financial Reporting Council (FRC). These apply to the Company’s individual financial statements on pages 159 to 163, which are prepared in accordance with UK GAAP.

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

lost time injury (LTI)

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

MW

Megawatt, being an amount of power equal to 1 million watts.

MWh

Megawatt hours, being an amount of energy equivalent to delivering 1 million watts of power for a period of one hour.

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	193

     Additional Information

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

Scope 1 greenhouse gas emissions

Scope 1 emissions are direct greenhouse gas emissions that occur from sources that are owned or controlled by the Company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.

Scope 2 greenhouse gas emissions

Scope 2 emissions are greenhouse gas emissions from the generation of purchased electricity consumed by the Company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the Company. Scope 2 emissions physically occur at the facility where electricity is generated.

194

SEC

The US Securities and Exchange Commission, the financial regulator for companies with registered securities in the US, including National Grid and certain of its subsidiaries.

SEH Committee

The Safety, Environment and Health Committee of the Board whose role is explained on page 56.

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

Tax Convention

Tax Convention means the income tax convention between the US and the UK.

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

U

UK

The United Kingdom, comprising England, Wales, Scotland and Northern Ireland.

UK Corporate Governance Code 2012 (the Code)

Guidance, issued by the Financial Reporting Council in September 2012, on how companies should be governed, applicable to UK listed companies, including National Grid, in respect of reporting periods beginning before 1 October 2014.

UK Corporate Governance Code 2014 (the New Code)

Updated guidance, issued by the Financial Reporting Council in September 2014, on how companies should be governed, applicable to UK listed companies, including National Grid, in respect of reporting periods beginning on or after 1 October 2014.

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

NATIONAL GRID ANNUAL REPORT AND ACCOUNTS 2014/15	195

  Want more information or help?

Capita Asset Services For queries about ordinary shares:	The Bank of New York Mellon For queries about American Depositary Shares:	Further information about National Grid including share price and interactive tools can be found on our website: www.nationalgrid.com

0371 402 3344

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the UK will be charged at the applicable international rate. Lines are open 8.30am to 5.30pm, Monday to Friday, excluding public holidays. If calling from outside the

UK: +44 (0)371 402 3344

Visit the National Grid share portal

www.nationalgridshareholders.com

Email: nationalgrid@capita.co.uk

National Grid Share Register Capita Asset Services

The Registry

34 Beckenham Road

Beckenham, Kent BR3 4TU

1-800-466-7215

If calling from outside the US:

+1-201-680-6825

www.mybnymdr.com

Email: shrrelations@ cpushareownerservices.com

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

Financial calendar The following dates have been announced or are indicative:
4 June 2015	Ordinary shares go ex-dividend for 2014/15
5 June 2015	Record date for 2014/15 final dividend
11 June 2015	Scrip reference price announced
22 June 2015	Scrip election date
21 July 2015	2015 AGM
2014/15 final dividend paid to qualifying
5 August 2015	shareholders
10 November 2015	2015/16 half year results
26 November 2015	Ordinary shares go ex-dividend
27 November 2015	Record date for 2015/16 interim dividend
2015/16 interim dividend paid to qualifying
13 January 2016	shareholders
May 2016	2015/16 preliminary results

Dividends

The Directors are recommending a final dividend of 28.16 pence per ordinary share ($2.1866 per ADS) to be paid on 5 August 2015 to shareholders on the register as at 5 June 2015. Further details in respect of dividend payments can be found on page 23. If you live outside the UK, you may be able to request that your dividend payments be converted into your local currency.

Under the Deposit Agreement, a fee of up to $0.05 per ADS can be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the 2014/15 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to the distribution of the cash dividend.

Have your dividends paid directly into your bank or building society account:

●	Your dividend reaches your account on the payment day
●	It is more secure – cheques do sometimes get lost in the post
●	No more trips to the bank

Elect to receive your dividends as additional shares:

●   Join our scrip dividend scheme

●   No stamp duty or commission to pay

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

Manage your shareholding online via the National Grid share portal:

●   Have your dividends paid direct to your bank   account instead of receiving cheques

●   Choose to receive your dividends in shares, via our   scrip dividend scheme

●   Register your AGM vote

●   Get copies of your dividend tax vouchers and view   your dividend payment history

●   Update your address details

Registered office

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

196

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

Cautionary statement

This document comprises the Annual Report and Accounts for the year ending 31 March 2015 for National Grid and its subsidiaries. It contains the Directors’ Report and Financial Statements, together with the independent auditors’ report thereon, as required by the Companies Act 2006. The Directors’ Report, comprising pages 06 to 75 and 164 to 191, has been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to National Grid.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of our activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of our IT systems and supporting technology; performance against regulatory targets and standards and against our peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this document include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in our borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for us to maintain financial resources in certain parts of our business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in our regulated businesses and whether aspects of our activities are contestable; the funding requirements and performance of our pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with our employees or the breach of laws or regulations by our employees; and the failure to respond to market developments, including competition for onshore transmission, and grow our business to deliver our strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures.

For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report and the Risk factors on pages 173 and 176 of this document. In addition, new factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this document.

The contents of any website references in this document do not form part of this document.

Designed and produced by

CONRAN DESIGN GROUP

Printed on Amadeus 100% Recycled Offset paper. The paper is independently certified according to the rules of the Forest Stewardship Council® (FSC). The manufacturing mill holds the ISO 14001 environmental certification and the EU Eco-label (EMAS). Printed by Pureprint Group, ISO 14001, FSC® certified and CarbonNeutral®.

Connecting to life:

T-pylon

Our cover photo shows a line of four new T-pylons under construction at our UK training facility in Eakring, Nottinghamshire. When complete, this training line will test the design, construction, installation and maintenance aspects of the T-pylon, allowing us to refine it to a point where the T-pylon can be offered alongside other connection options when developing new transmission circuits.

The new T-pylon design was the winner of an international competition held in 2011 by the Department of Energy and Climate Change, together with the Royal Institute of British Architects and National Grid.

nationalgridt-talk.com

Further Information

Exchange Rates

The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at the latest practicable date, 3 June 2015.

	High	Low
June 2015*	1.5331	1.5207
May 2014	1.5789	1.5177

*	For the period to 3 June 2015.

Share ownership

At 3 June 2015, the latest practicable date, none of the directors had an individual beneficial interest amounting to greater than 1% of the Company’s shares.

Material interests in shares

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

Capital Group Companies, Inc. held 10.02% of our outstanding share capital as at 12 June 2012 Their shareholding increased to 10.91% of our outstanding share capital as at 31 March 2013 and that such holdings increased as at 5 April 2013 to 11.02 % and then as at 31 March 2014 to 11.103%. As noted on page 180 of the 2014/2015 Annual Report and Accounts, we have been notified that Capital Group Companies, Inc. held 4.981% of our outstanding share capital as at 31 March 2015 and such holdings decreased as at 20 April 2015 to 3.881% which percentage remains unchanged as at 3 June 2015.

Since 31 March 2015, we have not been notified of any other subsequent significant change in the percentage of shares held by the shareholders, listed on page 180 of the 2014/2015 Annual Report and Accounts

Material interest in American Depositary Shares

As at 3 June 2015, we had 15,499 registered holders of our American Depositary Shares (ADSs) representing ownership of 9.7% of our issued and outstanding share capital, excluding ordinary shares held in treasury. As at 3 June 2015, based on information available to us, we believe that approximately 9.7% of our issued and outstanding share capital (whether in the form of shares or ADSs), excluding shares held in treasury, was held beneficially in the United States.

Price history

The following table sets forth the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated.

	Ordinary Share (Pence)		ADS ($)
	High	Low	High	Low
June 2015*	937.90	905.20	71.54	67.81
May 2015	940.90	851.50	72.14	65.74

*	For the period to 3 June 2015, the latest practicable date.

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

Incorporated by Reference

2(b).8

Amended and Restated Trust Deed dated 20 December 2013 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme.

Incorporated by Reference

2(b).9

Amended and Restated Trust Deed dated 12 September 2014 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme.

Filed herewith

2(b).10

Amended and Restated Trust Deed dated 18 December 2014 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme.

Filed herewith

2(b).11

Amended and Restated Trust Deed dated 18 July 2014 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme.

Filed herewith

4(c).1	Service Agreement among The National Grid plc and Steven Holliday dated 1 April 2006. (Exhibit 4.(c).3 to National Grid Transco Form 20-F dated 19 June 2007 File	Incorporated by reference

No. 1-14958)

4(c).2	Service Agreement among The National Grid plc and Andrew Bonfield dated 1 November 2010. (Exhibit 4(c).20 to National Grid plc Form 20-F dated 13 June 2011 File No 1-14958)	Incorporated by reference

4(c).3

Service Agreement among National Grid Transco plc, National Grid Company plc and Nicholas Winser dated 28 April 2003. (Exhibit 4.8 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)

Incorporated by reference

4(c).4	Employment Agreement among National Grid plc, National Grid USA and Thomas King dated 11 July 2007. (Exhibit 4 (c).9 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference

4(c).5	Service Agreement among National Grid Electricity Transmission plc and John Mark Pettigrew dated 28 February 2014. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)	Incorporated by reference

4(c).6	Letter of Appointment—Philip Aiken. (Exhibit 4 (c).11 to National Grid plc Form 20-F dated 17 June 2008 File No. 1-14958)	Incorporated by reference

4(c).7	Letter of Appointment—Sir Peter Gershon. (Exhibit 4(c).10 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).8	Letter of Appointment—Paul Golby. (Exhibit 4(c).11 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).9	Letter of Appointment—Ruth Kelly. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment—Maria Richter. (Exhibit 4.14 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)	Incorporated by reference

4(c).11	Letter of Appointment—Nora Mead Brownell. (Exhibit 4(c).13 to National Grid plc Form 20-F dated 6 June 2013 File No. 1-14958)	Incorporated by reference

4(c).12	Letter of Appointment—Mark Williamson. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 6 June 2013 File No. 1-14958)	Incorporated by reference

4(c).13	Letter of Appointment—Jonathan Dawson. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 6 June 2013 File No. 1-14958)	Incorporated by reference

4(c).14	Letter of Appointment—Therese Esperdy. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)	Incorporated by reference

4(c).15	Employment Agreement among National Grid plc, National Grid USA and Dean Seavers dated 22 October 2014.	Filed herewith

4(c).16	National Grid plc Deferred Share Plan. (Exhibit 4.2 to National Grid plc S-8 dated 28 July 2011 File No. 333-175852)	Incorporated by reference

4(c).17	National Grid Executive Share Option Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).18	National Grid Group Share Matching Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

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

8

List of subsidiaries—The list of the Company’s significant subsidiaries as of 31 March 2015 is incorporated by reference to “Financial Statements—Notes to the consolidated financial statements—32. Subsidiary undertakings, joint venture and associates — Principal subsidiary undertakings” on page 150 included in the Annual Report on Form 20-F for the financial year ended 31 March 2015. This list excludes subsidiaries that do not, in aggregate, constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X as at 31 March 2015.

Incorporated by reference

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

NATIONAL GRID PLC

By:	/s/Andrew Bonfield
Andrew Bonfield
Finance Director

London, England

5 June 2015