Form 20-F
period 2016-03-31
NATIONAL GRID PLC
filed 2016-06-07
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2016

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

National Grid plc

1-3 Strand London WC2N 5EH, England

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Ordinary Shares of 11 17/43 pence each	The New York Stock Exchange*
American Depositary Shares, each representing five	The New York Stock Exchange
Ordinary Shares of 11 17/43 pence each
6.625% Guaranteed Notes due 2018	The New York Stock Exchange
6.30% Guaranteed Notes due 2016	The New York Stock Exchange
Preferred Stock ($100 par value-cumulative):
3.90% Series	The New York Stock Exchange
3.60% Series	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 March 2016 was

Ordinary Shares of 11 17/43 pence each	3,924,038,086

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐    International Financial  Reporting Standards as issued by the International Accounting Standards Board ☑     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☑

This constitutes the annual report on Form 20-F of National Grid plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) for the year ended 31 March 2016 and is dated 7 June 2016. Details of events occurring subsequent to the approval of the annual report on 18 May 2016 are summarised in section “Further Information” which forms a part of this Form 20-F. The content of the Group’s website (www.nationalgrid.com/uk) should not be considered to form part of this annual report on Form 20-F.

Form 20-F Cross Reference Table

Item	Form 20-F caption	Location in the document	Page(s)
1	Identity of directors, senior management and advisors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key Information
	3A Selected financial data	“Additional Information—Summary consolidated financial information”	200-201
		“Strategic Report—Financial review”	22-25
		“Financial Statements—Consolidated statement of financial position”	98
		“Financial Statements—Unaudited commentary on consolidated statement of financial position—Net debt”	99
		“Financial Statements—Unaudited commentary on the consolidated cash flow statement—Net debt”	101
		“Additional Information—Other unaudited financial information—Reconciliations of adjusted profit measures”	196
		“Additional Information—Shareholder information—Exchange rates”	189
		“Exchange Rates”	“Further Information”
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk Factors	“Additional Information—The business in detail—Risk factors”	183-186
4	Information on the company
	4A History and development of the company	“Want more information or help?”	207 Back cover
		“Additional Information—The business in detail—Key milestones”	174
		“Strategic Report—Chief Executive’s review”	6-7
		“Strategic Report—Operating environment”	8-9
		“Additional Information—Shareholder information—Articles of Association”	187-188
		“Financial Statements—Consolidated statement of financial position—Unaudited commentary on consolidated statement of financial position—Property, plant and equipment”	99
		“Financial Statements—Consolidated cash flow statement—Unaudited commentary on the consolidated cash flow statement—Net capital expenditure”	101
		“Additional Information—Other unaudited financial information—Commentary on consolidated financial statements for the year ended 31 March 2015”	197-199
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—(c) Capital expenditure	106
		“Additional Information—The business in detail—UK Regulation”; “US Regulation” and “—Summary of US price controls and rate plans”	176-182
	4B Business overview	“Additional Information—The business in detail—Where we operate”	175
		“Strategic Report—Operating environment”	8-9
		“Strategic Report“—What we do – Electricity”; “—What we do – Gas”; “—Our Business model”;	10-11 12-13 14-15

i

Item	Form 20-F caption	Location in the document	Page(s)
		“—Our vision and strategy” “—Our KPIs”	16-17 18-21
		“Strategic Report—Principal operations”	31-43
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis” and “—unaudited commentary on the results of our principal operations by segment”	104-108
		“Additional Information—The business in detail—UK Regulation”; “—US Regulation”; and “—Summary of US price controls and rate plans”	176-182
		“Strategic Report—Our Business model”	14-15
	4C Organizational structure	“Financial Statements—Notes to the consolidated financial statements—32. Subsidiary undertakings, joint ventures and associates—Principal subsidiary undertakings”	157-159
	4D Property, plants and equipment	“Additional Information—The business in detail—Where we operate” and — “Property, plant and equipment	175 194
		“Strategic Report—What we do – Electricity”; “—What we do – Gas”; and “—Our Business model”;	10-13 14-15
		“Strategic Report—Our vision and strategy—Embed sustainability” and “—Drive growth”	17
		“Strategic Report—Operating environment—The cost of supply”; “— Security of supply”; and “—Sustainability”	8-9
		“Financial Statements—Consolidated statement of financial position—Unaudited commentary on consolidated statement of financial position—Property, plant and equipment”	99
		“Additional Information—Other disclosures—Property, plant and equipment”	199
		“Financial Statements—Notes to the consolidated financial statements—11. Property, plant and equipment”	122-123
		“Financial Statements—Notes to the consolidated financial statements—19. Borrowings”	130-131
		“Additional Information—The business in detail—Where we operate”	175
4A	Unresolved staff comments	“Additional Information—Other disclosures—Unresolved SEC staff comments”	195
5	Operating and financial review and prospects
	5A Operating results	“Strategic Report—Financial review”	22-25
		“Strategic Report—Operating environment”	8-9
		“Additional Information—The business in detail—UK regulation”; “—US regulation”; and “—Summary of US price controls and rate plans”	176-182
		“Strategic Report—Principal operations”	31-43
		“Financial Statements—Consolidated income statement—Unaudited commentary on the consolidated income statement”	95
		“Financial Statements—Notes to the	107

Item	Form 20-F caption	Location in the document	Page(s)
		consolidated financial statements—2. Segmental analysis—Unaudited commentary on the results of our principal operations by segment”
		“Additional Information—Other unaudited financial information”	196-198
		“Strategic Report—Our KPIs”	18
		“Strategic Report—Strategic Objective: Drive Growth—Sustained inflation/deflation in the UK/US”	27
		“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(d) Currency risk”	152
		“Additional Information—Internal control and risk factors—Law and regulation”	184
	5B Liquidity and capital resources	“Strategic Report—Financial review”	22-25
		“Financial Statements—Notes to the consolidated financial statements—1 A Going concern”	102
		“Financial Statements—Consolidated cash flow statement”	100-101
		“Additional Information—Internal control and risk factors—Risk factors—Financing and liquidity—An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses”	186
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—Unaudited commentary on the results of our principal operations by segment”	107
		“Financial Statements—Notes to the consolidated financial statements—26. Net debt”	142-143
		“Financial Statements—Notes to the consolidated financial statements—27. Commitments and contingencies”	144
		“Financial Statements—Notes to the consolidated financial statements—19. Borrowings”	130-131
		“Financial Statements—Notes to the consolidated financial statements—15. Derivative financial instruments”	126-128
		“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(b) Liquidity risk”	151
		“Financial Statements—Notes to the consolidated financial statements—31. Borrowing facilities”	156
		“Material Interests in Shares” and “Material interest in American Depositary Shares”	“Further Information”
	5C Research and development, patents and licenses, etc.	“Additional Information—Other disclosures—Research and development”	194-195
	5D Trend information	“Strategic Report—Financial review”	22-25
		“Strategic Report—Principal operations”	31-43
		“Strategic Report—Operating environment”	8-10
	5E Off-balance sheet arrangements	“Financial Statements—Unaudited commentary on consolidated statement of financial condition—Off balance sheet items”	99
	5F Tabular disclosure of contractual obligations	“Financial Statements—Notes to the consolidated financial statements—27.	144

Item	Form 20-F caption	Location in the document	Page(s)
		Commitments and contingencies”
	5G Safe Harbor	“Important notice”	1
		“Want more information or help?—Cautionary statement”	208/Back cover
6	Directors, senior management and employees
	6A Directors and senior management	“Corporate Governance—Our Board”	47-48
	6B Compensation	“Corporate Governance—Directors’ Remuneration Report”	68-81
		“Financial Statements—Notes to the consolidated financial statements—3. Operating costs—(c) Key management compensation”	110
		“Financial Statements—Notes to the consolidated financial statements—22. Pensions and other post-retirement benefits”	132-137
		“Financial Statements—Notes to the consolidated financial statements—29. Actuarial information on pensions and other post-retirement benefits”	145-148
	6C Board practices	“Corporate Governance—Our Board”	47-48
		“Additional Information—Other disclosures” “—Conflict of interest”; and —Director’s indemnity”	193-194

“Corporate Governance—“Board Composition, Our Board and its committees and Board and committee interactions”; “—Audit Committee”; “—Finance Committee”; “—Safety, Environment and Health Committee”; “—Nominations Committee”; “—Executive Committee”; “—Management committees” and “—Statement of compliance with the UK Corporate Governance Code”

			49-66
		“Corporate Governance—Directors’ Remuneration Report—Annual statement from the Remuneration Committee chairman”	68-69
		“Corporate Governance— Directors’ Remuneration Report—Approved policy table – Executive Directors”	71-73
		“Corporate Governance— Directors’ Remuneration Report—Approved policy table – Non-executive Directors (NEDs)”	73
		“Corporate Governance— Directors’ Remuneration Report—Policy on payment for loss of office” and “—Policy on Recruitment remuneration”	74
	6D Employees	“Financial Statements—Notes to the consolidated financial statements—3. Operating costs—(b) Number of employees”	109
		“Additional Information—Other disclosures—Employees”	194
	6E Share ownership	“Corporate Governance— Directors’ Remuneration Report—Statement of Directors’ shareholdings and share interests (audited information)”	79
		“Corporate Governance— Directors’ Remuneration Report—Annual report on remuneration”	75-81
		”Additional Information—Other disclosures—All-employee share plans”	193

Item	Form 20-F caption	Location in the document	Page(s)
		“Share ownership”	“Further Information”
7	Major shareholders and related party transactions
	7A Major shareholders	“Additional Information—Shareholder information—Material interests in shares”	189
		“Material interests in shares” and “Material interest in American Depositary Shares”	“Further Information”
	7B Related party transactions	“Financial Statements—Notes to the consolidated financial statements—28. Related party transactions”	145 Further Information
		“Financial Statements—Notes to the consolidated financial statements—27 Commitment and Contingencies.	144
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
8A Consolidated statements and other financial information
		“Financial Statements—Report of Independent Registered Public Accounting Firm—Audit opinion for Form 20-F”	93
		“Financial Statements—Notes to the consolidated financial statements—1. Basis of preparation and recent accounting developments”	102-104

“Financial Statements—Consolidated income statement”; “—Consolidated statement of comprehensive income”; “—Consolidated statement of changes in equity”; “—Consolidated statement of financial position”; and “—Consolidated cash flow statement”

94-100
		“Financial Statements—Notes to the consolidated financial statements – analysis of items in the primary statements”	102-143
		“Financial Statements—Notes to the consolidated financial statements – supplementary information”	144-167
		“Strategic Report—Chairman’s statement”	4-5
	8B Significant changes	“Subsequent Events”	“Further Information”
9	The offer and listing
	9A Offer and listing details	“Additional Information—Shareholder information—“Exchange Rates”, “—Share price”, “— Price History”	189-190 “Further Information”
	9B Plan of distribution	Not applicable
	9C Markets	“Additional Information—Shareholder information—Share price”	190
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	“Additional Information—Shareholder Information—Articles of Association”	187-188
		“Additional Information— Other disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	193
		“Additional Information—Shareholder information—Share capital”	189-190

v

Item	Form 20-F caption	Location in the document	Page(s)
	10C Material contracts	“Additional Information—Other disclosures—Material contracts”	194
	10D Exchange controls	“Additional Information—Shareholder information—Exchange controls”	188
	10E Taxation	“Additional Information——Shareholder information—Taxation”	190-192
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	“Additional Information—Shareholder information—Documents on display”	188
	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk
	11A Quantitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—15. Derivative financial instruments”	126-128
		“Financial Statements—Notes to the consolidated financial statements—3. Sensitivities on areas of estimation and uncertainty”	160-161

“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(a) Credit risk”; “—(b) Liquidity risk”; “—(c) Interest rate risk”; “—(d) Currency risk”; “—(e) Commodity risk”; “—(f) Capital risk management”; and “—(g) Fair value analysis”

149-155
		“Strategic Report—Financial review”	22-25
	11B Qualitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—15. Derivative financial instruments”	126-128

“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(a) Credit risk”; “—(b) Liquidity risk”; “—(c) Interest rate risk”; “—(d) Currency risk”; “—(e) Commodity risk”; “—(f) Capital risk management”; and “—(g) Fair value analysis”

149-155
		“Strategic Report—Financial review”	22-25
		“Additional Information—Internal Control and Risk factors“—Risk Factors ”	183-186
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American depositary shares	“Additional Information—Shareholder information—Description of securities other than equity securities: depositary fees and charges”	188
		“Additional Information—Shareholder information—Depositary payments to the Company”	188
		“Additional Information—Definitions and glossary of terms”	203-206
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	“Additional Information—Internal control and risk factors—Disclosure controls” and “—Internal control over financial reporting”	183

Item	Form 20-F caption	Location in the document	Page(s)
		“Financial Statements—Report of Independent Registered Public Accounting Firm—Audit opinion for Form 20-F”	93
16	16A Audit committee financial expert	“Corporate Governance—Board and Committee Membership and Attendance”	52
	16B Code of ethics	“Additional Information—Other disclosures—Code of Ethics”	193
	16C Principal accountant fees and services	“Corporate Governance—Audit Committee—External audit”	57-58
		“Financial Statements—Notes to the consolidated financial statements—3. Operating costs—(e) Auditors’ remuneration”	110
	16D Exemptions from the listing standards for audit committees	Not applicable	–
	16E Purchases of equity securities by the issuer and affiliated purchasers	Not applicable	–
	16F Change in registrant’s certifying accountant		–
	16G Corporate governance	“Additional Information—Other disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	193
	16H Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	“Financial Statements—Company accounting policies”	168-169
		“Financial Statements—Notes to the consolidated financial statements—1. Basis of preparation and recent accounting developments”	102-104

“Financial Statements—Consolidated income statement”; “—Consolidated statement of comprehensive income”; “—Consolidated statement of changes in equity”; “—Consolidated statement of financial position”; and “—Consolidated cash flow statement”

			94-100
		“Financial Statements—Notes to the consolidated financial statements – analysis of items in the primary statements”	102-143
		“Financial Statements—Notes to the consolidated financial statements – supplementary information”	144-167
		“Financial Statements—Report of Independent Registered Public Accounting Firm—Audit opinion for Form 20-F”	93
19	Exhibits	Filed with the SEC	–

nationalgrid

Annual Report and Accounts 2015/16

nationalgrid
nationalgrid

Key highlights
2015/16
Financial highlights

Information about our reporting

Our financial results are reported in sterling. We convert our US business results at the average exchange rate during the year, which for 2015/16 was $1.47 to £1 (2014/15 $1.58 to £1).

We use adjusted profit measures which exclude the impact of exceptional items and remeasurements. These are used by management to assess the underlying performance of the business. Reconciliations to statutory financial information are shown on page 196.

Online report

The PDF of our Annual Report and Accounts 2015/16 includes a full search facility. You can find the document by visiting the investor relations section at www.nationalgrid.com and using a word search.

Further information

Throughout this report you can find links to further detail within this document or online. Please look out for the following icon:

Adjusted operating profit

£4,096m

+6%

2014/15: £3,863m

Operating profit

£4,085m

+8%

2014/15: £3,780m

Operational highlights

Capital expenditure

£3,893m

+12%

2014/15: £3,470m

Greenhouse gas emissions

(million tonnes carbon dioxide equivalent)

7.3

+0%

2014/15: 7.3

Adjusted earnings per share

63.5p

+10%

2014/15: 57.6p*

Earnings per share

69.0p

+30%

2014/15: 53.2p*

Group safety performance

0.10 IFR

0.03 improvement

2014/15: 0.13 IFR

Employee engagement score

76%

+1%

2014/15: 75%

* Comparative earnings per share (EPS) data has been restated for the impact of scrip dividend issues

Our strategy

Our strategy is to be a recognised leader in the development and operation of safe, reliable and sustainable energy infrastructure, to meet the needs of our customers and communities and to generate value for our investors.

Deliver operational excellence Achieve world-class levels of safety, reliability, security and customer service.

Engage our people Create an inclusive, high-performance culture by developing all our employees.

Stimulate innovation Promote new ideas to work more efficiently and effectively.

Engage externally Work with external stakeholders to shape UK, EU and US energy policy.

Embed sustainability Integrate sustainability into our decision-making to create value, help preserve natural resources and respect the interests of our communities.

Drive growth Grow our core businesses and develop future new business opportunities.

Contents

National Grid Annual Report and Accounts 2015/16

Strategic Report
The Strategic Report includes an overview of our strategy and business model, the principal risks we face and information about our performance. In addition to the financial review included within this section, we provide additional analysis and commentary, including the performance of our operating segments, within the unaudited commentary sections of the Financial Statements. This additional analysis forms part of our Strategic Report.	At a glance	02
	Chairman’s statement	04
	Chief Executive’s review	06
	Our operating environment	08
	What we do	10
	Our business model	14
	Our vision and strategy	16
	Our KPIs	18
	Financial review	22
	Internal control and risk management	26
	Viability statement	30
	Principal operations	31
	Our people	44

Corporate Governance
The Corporate Governance Report, introduced by our Chairman, contains details about the activities of the Board and its committees during the year. We include reports from the Audit, Nominations, Remuneration, Finance, and Safety, Environment and Health Committees. We also include details of our shareholder engagement activities.	Corporate Governance contents	46
	Directors’ Report and other disclosures	67
	Directors’ Remuneration Report	68

Financial Statements
Our Financial Statements include: the independent auditors’ reports; consolidated financial statements prepared in accordance with IFRS as adopted by the EU; related commentary and notes to the consolidated financial statements; and the Company’s financial statements prepared in accordance with FRS 101.	Financial Statements contents	82
	Introduction to the Financial Statements	83
	Statement of Directors’ responsibilities	84
	Independent auditors’ report	85
	Report of Independent Registered Public Accounting Firm	93

Additional Information
This section includes additional disclosures and information, definitions and a glossary of terms, summary consolidated financial information, and other useful information for shareholders, including contact details for more information or help.	Additional Information contents	174
	Definitions and glossary of terms	203
	Want more information or help?	207
	Cautionary statement	208

	We use a number of technical terms and abbreviations within this document. For brevity, we do not define terms or provide explanations every time they are used; please refer to the glossary for this information as well as an important notice in relation to forward-looking statements with our cautionary statement.

National Grid Annual Report and Accounts 2015/16	Contents	01

Adjusted Group operating profit (%)	At a glance

We are one of the world’s largest investor-owned utilities focused on transmission and distribution activities in electricity and gas in both the UK and the US. We play a vital role in connecting millions of people to the energy they use, safely, reliably and efficiently. We are organised into four operating segments, along with other activities.

	UK Electricity Transmission	UK Gas Transmission

We own and operate the electricity transmission network in England and Wales, with day-to-day responsibility for balancing supply and demand. We operate but do not own the Scottish networks. Our networks comprise approximately 7,200 kilometres (4,470 miles) of overhead line, 1,500 kilometres (932 miles) of underground cable and 338 substations.

We own and operate the gas national transmission system in Great Britain, with day-to-day responsibility for balancing supply and demand. Our network comprises approximately 7,660 kilometres (4,760 miles) of high pressure pipe and 24 compressor stations. In 2015/16, the gas throughput across the system was more than 80 billion cubic metres.

Adjusted operating profit	Adjusted operating profit	Adjusted operating profit
£4,096m	£1,173m	£486m
2014/15: £3,863m	2014/15: £1,237m	2014/15: £437m
Capital expenditure	Capital expenditure	Capital expenditure
£3,893m	£1,084m	£186m
2014/15: £3,470m	2014/15: £1,074m	2014/15: £184m

UK regulated return on equity (RoE) %

02	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

UK Gas Distribution	US Regulated	Other Activities
We own and operate four gas distribution networks comprising approximately 131,000 kilometres (81,400 miles) of pipeline. We transport gas from the national transmission system to around 10.9 million consumers on behalf of 39 shippers.

Electricity: We jointly own and operate transmission facilities across upstate New York, Massachusetts, New Hampshire, Rhode Island and Vermont. We own and operate electricity distribution networks in upstate New York, Massachusetts and Rhode Island. The assets we operate include 174 kilometres (108 miles) of underground cable, 491 transmission substations and 688 distribution substations.

Gas: We own and operate gas distribution networks across the northeastern US, located in upstate New York, New York City, Long Island, Massachusetts and Rhode Island. We forecast, plan for and procure around 16 billion standard cubic metres of gas each year.

Our other activities mainly relate to non-regulated businesses and other commercial operations not included within the business segments including: interconnectors; UK-based gas metering activities; UK property management; a UK LNG import terminal; US LNG operations; US unregulated transmission pipelines; and corporate activities.
Adjusted operating profit	Adjusted operating profit	Adjusted operating profit
£878m	£1,185m	£374m
2014/15: £826m	2014/15: £1,164m	2014/15: £199m
Capital expenditure	Capital expenditure	Capital expenditure
£549m	£1,856m	£218m
2014/15: £498m	2014/15: £1,501m	2014/15: £213m

US Regulated RoE (calculated on a calendar year) %

National Grid Annual Report and Accounts 2015/16	At a glance	03

Chairman’s statement

Balancing the three elements of the energy trilemma – security of supply, the cost of energy and environmental sustainability – continues to contribute towards a dynamic environment in the energy industry.

“Being responsible and sustainable is central to both what we do and how we do it”

As we continue to invest in the future performance of our business, we are striving to meet the challenges of the energy trilemma. For this year’s Annual Report, we have described the challenge in more detail, highlighting developments during 2015/16 and our response. You can read more about this on pages 8–9.

As part of our response, we need a strong leadership team that combines a deep knowledge of the industry with fresh insight. Over the past year we have had a number of changes to the Company’s leadership, which I believe have secured continuity, while complementing the strong range of skills and experience we need for the challenges and opportunities ahead.

In November, we announced that Steve Holliday had informed the Board that he wished to retire as CEO and leave the Company in 2016. Steve stepped down as CEO at the end of March and was succeeded by John Pettigrew, who was previously Executive Director of our UK operations.

Steve, who will remain on the Board until 22 July to support John with the transition, has made a significant contribution to the energy sector and National Grid. Under his leadership the Company has delivered excellent returns for shareholders, helping establish National Grid’s place as one of the world’s leading utilities.

Throughout his tenure as CEO, Steve has remained committed to our people, our customers and the communities we serve. This commitment has included leading the drive for greater levels of safety, as well as playing a leading role in the debate on creating employment opportunities for young people – championing the role businesses can play in providing good careers advice and encouraging the growth of STEM education and engineering.

John’s appointment followed a very thorough and rigorous selection process, carried out by the Nominations Committee. The Committee, and subsequently the Board, was unanimous in its support for John, given his experience covering our UK and US operations. He was the architect of our strategy for delivery and performance under the UK regulatory regime, RIIO. He also played a pivotal role in introducing improvements and demonstrating strong leadership within both the US Electricity Transmission and Distribution businesses.

Responsible business
www.nationalgrid.com/responsibility
Our KPIs
pages 18–21

04	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

In focus
The Board is proposing a recommended full-year dividend of 43.34p Corporate Governance pages 46–81

We will also be welcoming Nicola Shaw onto the Board as Executive Director, UK from 1 July 2016. Apart from the appointment of Dean Seavers on 1 April 2015, as we described in last year’s Annual Report and Accounts, there have been no other changes to the Board composition over the past year.

John and Nicola’s appointments highlight the importance of succession planning and this will remain an important area of focus for the Nominations Committee and the Board. Effective succession planning for both Executive and Non-executive Director positions helps make sure we have the right mix of skills and experience to manage change as the Company evolves.

Viability statement

During 2015/16 the Board reviewed and approved the Company’s principal risks. This played an important part in the Board’s approval of the new viability statement required by the 2014 UK Corporate Governance Code. You can read more about our viability statement on page 30.

Our UK Gas Distribution business

The Board regularly reviews the composition and balance of the Company’s portfolio. As part of this, we have begun a process for the potential sale of a majority stake in our UK Gas Distribution business.

We believe that the Company can deliver best value to shareholders through maintaining a portfolio of businesses with strong operational performance, alongside annual asset growth of around 5–7%, based on a long-term assumption of 3% in respect of UK RPI. The sale of a majority stake in our UK Gas Distribution business is expected to increase this growth rate towards the upper end of the range.

Following completion of a sale, the Board expects to return substantially all of the net proceeds to shareholders. We also expect to maintain the strong balance sheet that allows the Group to continue to fund its investment programme. The process is likely to be completed in early 2017.

Dividend

Our dividend policy aims to grow the ordinary dividend at least in line with the rate of RPI inflation each year. Accordingly, the Board has recommended an increase in the final dividend to 28.34 pence per ordinary share ($2.0445 per American Depositary

Share). If approved, this will bring the full-year dividend to 43.34 pence per ordinary share ($3.1768 per American Depositary Share), an increase of 1.1% over the 42.87 pence per ordinary share in respect of the financial year ended 31 March 2015.

Responsible business

At the start of 2016, the United Nation’s 17 goals to ‘transform our world’ officially came into force. The Sustainable Development Goals call on all countries to promote prosperity while protecting the planet. Business has an important role to play in helping achieve these goals. By being responsible and sustainable we can all make a positive difference to people’s lives and to our planet.

At National Grid, being responsible and sustainable is central to both what we do and how we do it. In the UK we are now an accredited Living Wage employer. We have come to the end of our two-year employee chosen charity partnership with Macmillan Cancer Support. I am very pleased to say that our UK employees have raised more than £600,000 and this money has been used by Macmillan to provide fuel grants for more than 3,000 people living with or recovering from cancer. I am looking forward to seeing which charity our employees choose next for us to support.

In the US, our energy efficiency programmes are making a real difference in helping our customers reduce their energy use. The American Council for an Energy-Efficient Economy (ACEEE) scored all three states in which we operate among the top 10 for energy efficiency.

As you can read on page 18, we have added new KPIs to our reporting, so we can more fully reflect the issues that really matter to the Company and our stakeholders. For our 2015/16 Annual Report, we have included KPIs for our community engagement and for the work we do in support of education and skills. Both of these issues are important to us. We want to see the communities in which we operate thrive, and we want to see more young people studying STEM subjects because there are not enough young people coming through into engineering.

You can find more information about our approach to being a responsible business on our website.

We know there are areas where we can improve. As John describes in his CEO review, we did not meet some of our customer satisfaction targets, and we must continue to build on our safety performance.

Looking ahead

We support the work that Ofgem is undertaking to explore the introduction of onshore competition. However, we believe that competition should only be taken forward where it is in the best interests of consumers.

As the energy market continues to evolve, the role of the GB System Operator (SO) has also been a matter of debate with both Ofgem and DECC and we are currently in detailed discussion on what greater independence for the SO means in practice. We recognise the need to continue strengthening the management of potential conflicts of interest between our Transmission Operator (TO) and SO roles, but do not believe that creating an independent SO is in the interests of consumers, given the need to focus on security of supply.

Due to the nature of our business, we recognise that our critical national infrastructure systems are a potential target for cyber threats. We will continue to invest in strategies that aim to protect our business in the UK and US, and which keep pace with the increasing scale and sophistication of threats.

We also need to continue raising awareness of cyber security across the Company, addressing our attitudes and behaviour towards it as an issue, making security breaches less likely to happen.

I would like to extend my deepest appreciation to the management team and all our employees for their hard work, dedication and commitment to the Company’s success.

Sir Peter Gershon

Chairman

National Grid Annual Report and Accounts 2015/16	Chairman’s statement	05

Chief Executive’s review

It’s an exciting time to be part of the energy industry, and I’m looking forward to working with my leadership team on the opportunities that lie ahead.

I firmly believe that through a high performance culture we will continue to find better ways of serving our customers – setting expectations, being honest about what we can deliver, then consistently delivering on our promises. However, customer needs are evolving with much greater engagement, awareness, and a desire to manage their energy use.

That’s why we are developing the way we think and work at National Grid – improving our end-to-end processes, removing waste and focusing on the things that create value for our customers. We have done more work during the year to develop this high performance culture and it will remain an important part of how we develop as a Company.

Our employees continue to show their commitment to the communities we serve. Our UK and US businesses have delivered over 18,000 interactions with young people, encouraging the development of the skills and capabilities needed to gain meaningful employment. Overall, we invest time and resources equivalent to a value over £14 million each year in the communities where we work.

Our UK business

As Sir Peter describes, we have begun a process for the potential sale of a majority stake in our UK Gas Distribution business. We have been working on how we separate Gas Distribution from National Grid, so we can create a stand-alone business that is ready for sale. We want to make sure it has the people, assets, systems and technology it needs to be successful in the future.

In the UK, where there are continuing concerns about electricity capacity margins, we contracted additional balancing services of 2.4 GW for the winter period to be available to help manage periods of peak demand.

This includes 133 MW from demand side balancing reserve arrangements, including businesses that signed up for reducing demand at peak periods if called on – for example, by turning off air conditioning for a period – in return for payment.

We have also launched the Power Responsive programme, which is designed to help growth in DSR. You can read more about this on pages 34 and 35.

I’m delighted to have been asked by the Board to take over as CEO of National Grid and lead the Company into its next chapter.

Having joined the Company 25 years ago, as a graduate, I’ve been fortunate that the opportunities and challenges I’ve had from moving around all parts of the organisation, in both the UK and US, have never failed to motivate and inspire me – both personally and professionally.

I’ve also been fortunate to have worked closely with Steve Holliday over the past ten years. Under Steve’s leadership, the Company has transformed its performance and culture, helping place National Grid at the heart of the energy industry. He leaves a great legacy for us to build on.

I now look forward to continuing the great work we are doing with our customers, shareholders, partners and employees to meet the challenges and opportunities of the changing UK and US energy landscapes.

On 1 July, Nicola Shaw joins National Grid as Executive Director for our UK business. Nicola joins us from High Speed 1, where she was CEO for the last five years, managing and maintaining the UK’s high-speed railway infrastructure. I very much look forward to working with her when she joins our business.

I would like to thank Ian Galloway for his tremendous support as UK Chief Operating Officer while we were seeking to make an appointment to the UK Executive Director role.

Our performance during 2015/16

Our business has delivered a strong performance during 2015/16.

In the UK, we have had our safest year ever, while in the US our performance continues to improve – we have seen fewer injuries and had fewer people taking time off due to an injury than ever before. However, we want to build on this performance and further reduce risks. We will focus on the causes of incidents and find more opportunities to learn from them and share best practice.

Reliability across our networks has remained very strong throughout the year. In the US, our electricity distribution system delivered solid performance with continued recognition of our storm response processes. In the UK, despite the ongoing concerns over tightening electricity margins, our SO business has managed the challenges extremely well.

Our commitment to our customers is critical to our future success. In the UK, we have exceeded our two electricity and gas transmission customer satisfaction targets. In the US, we did not meet our targets due to customer concerns about higher than normal winter bills.

06	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

“I look forward to continuing the great work we are doing with our customers, shareholders, partners and employees”

In focus
Employee engagement score 76% (2014/15: 75%)

Our KPIs pages 18–21

Principal operations pages 31–43

On 12 May 2016, Ofgem announced a mid-term review. As expected, the scope of this review is narrow with no changes to key financial parameters. We welcome Ofgem’s continued commitment to the clarity and certainty offered by the eight-year RIIO framework. Ofgem will run a consultation process this summer, with any changes to be implemented in April next year.

In addition, the Company has been working with DECC and Ofgem to consider how to evolve the current SO model, to make it more independent, while remaining cost effective. In doing so, it is vital that there is no disruption to the pivotal role we play as SO in balancing the network.

Our US business

America’s gas and electricity networks, most of which were originally constructed during the nation’s ambitious post-World War II building boom, have served us well over the last half-century.

But times have changed. We need to advance the country’s natural gas and electricity infrastructure beyond its 20th century limitations, by creating a more customer-centric, resilient, agile, efficient and environmentally sound energy network.

We call our approach to this Connect21, and you can read more about our work to support it on pages 38–41. For example, we’ve created our New Energy Solutions team, which is looking at how we promote cleaner energy, improving efficiency, affordability, and choice for customers by delivering state-mandated initiatives.

In order to continue investing in our networks and improving our service to customers, we filed three rate cases in 2015 – one in Massachusetts and two in downstate New York. These three proposals are undergoing a thorough review process by the regulators in each state.

Also during 2015/16, we backed the Environmental Protection Agency’s (EPA) proposed Carbon Pollution Standards for New and Existing Power Plants (known as the Clean Power Plan). As we and other organisations have requested, the EPA’s final Plan provides states with compliance flexibility and makes sure that early emissions reductions via investments in renewable resources and energy efficiency strategies are counted.

Our people

The initiatives and achievements I’ve described are testament to the hard work of our people. I believe that developing the skills and capabilities of our employees is crucial to our success, so I’m really pleased that we delivered more than 154,000 days of technical, safety, leadership and personal effectiveness training across our global workforce during 2015/16.

I was also delighted to see that in our most recent employee engagement survey we achieved an engagement score of 76% – our highest since we started conducting Group-wide surveys of our people.

I would like to thank all my colleagues at National Grid for their contribution and ongoing commitment to our business.

Priorities for the year ahead

Maximising value from our core businesses and delivering safe, reliable networks will continue to be our top priorities. In addition, in 2016/17 we are focused on completing the sale of a majority stake in our UK Gas Distribution business and will continue to file for new rates to support our US business.

Longer-term priorities

Customer first

We must be close to our customers, so we can respond to their changing needs and deliver an outstanding service. As customer requirements evolve, so must National Grid. This will bring further opportunities to grow and drive value.

Performance optimisation

Everyone in our Company should see performance optimisation as part of the day job – constantly working efficiently and doing things better. If we are to succeed, we must maintain and further strengthen the Group’s high performance culture.

Growth

We have strong growth potential and see opportunities in all our regions and businesses. We expect to sustain a high level of investment in our regulated business in the UK and US as well as exploring new business opportunities over the medium term. We will, however, only invest in projects that meet our strict investment criteria and represent the best value for shareholders.

Evolve for the future

With the growing rate of renewables, distributed generation and, over time, energy storage, our industry is changing. We need to make sure we are at the forefront of this, continuing our involvement in industry discussions so we can keep abreast of the changes, and make sure we evolve for the future.

John Pettigrew
Chief Executive

National Grid Annual Report and Accounts 2015/16	Chief Executive’s review	07

Our operating environment

The cost of energy

In Saratoga, New York, we have supported customer Quad Graphics with an energy efficiency incentive offer of $1,095,000. Our support is helping achieve significant energy savings while boosting productivity.

Read more on page 41.

Security of supply

When we assessed the margin for the winter of 2015/16, we procured additional commercial tools that raised the margin to a tight but manageable 5.1%.

Read more on page 34.

Sustainability

Decarbonising domestic heat remains one of the major challenges in society’s energy trilemma, so our Gas Distribution business is developing sources of renewable gas that can be transported through our existing networks.

Read more on page 36.

Our operating environment is shaped by the ‘trilemma’, which has become the standard way to assess energy systems, as it simply articulates the three distinct objectives that need to be met in providing energy to consumers, but which are often in tension.

Regulatory changes are a response to choices that governments make in seeking to appropriately balance these often conflicting objectives.

08	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

	The cost of energy	Security of supply	Sustainability
Commentary

The cost of the energy we use is an issue for consumers, industry, energy providers, regulators and governments.

Consumers expect a reliable energy system that delivers gas and electricity when and where it is needed. They pay for the cost of this infrastructure and improvements to it through the network costs part of their energy bills. The costs are subject to regulatory approval.

The energy system is in a phase of transition from high to low carbon. Coal plants are closing down and being replaced with nuclear, renewables and gas.

During the transition, electricity margins need to be monitored and actively managed as we move to a generation mix with greater volumes of intermittent generation.

Evidence shows our climate is changing because of the emission of greenhouse gases resulting from human activity. The bulk of emissions derive from the demand for energy for power, heating and transport.

Developments

The UK Competition and Markets Authority has concluded its investigation into the energy market and set out numerous remedies, including proposals to address locational pricing on the electricity transmission network.

In May 2016, Ofgem stated that it will undertake a mid-period review of the RIIO outputs for our transmission businesses.

In the US, consumers have experienced rising costs for energy over the past three winters. Regulators are seeking to encourage investment in infrastructure and new technology to bring down costs and help consumers manage their energy use.

Energy security is the UK Government’s number one priority on energy. It is reviewing the capacity market and incentives so that market arrangements bring forward new generation of all technologies at the right time – so that new generation capacity is built. The Government also signed an agreement for a new nuclear power station at Hinkley Point.

In the US, regulators are seeking investment in infrastructure to improve the security and resilience of energy networks while also decarbonising those networks.

Negotiations for a new international agreement on climate change concluded in Paris at the 21st session of the Conference of Parties (COP21) in December 2015. A commitment to have clear goals and a system of governance and review were put in place.

The published advice of the Climate Change Committee is that the UK’s fifth carbon budget should be a target of 57% reduction on 1990 levels between 2028 and 2032. Legislation is expected to be proposed in summer 2016.

The US EPA’s Clean Power Plan sets standards for power plants and agrees state level targets for reductions in carbon emissions.

Our response	UK response	UK response	Group response

We are investing up to £16 billion over the eight years to 2021 to make sure Britain’s energy system is fit and ready to support a low-carbon economy. Despite this significant increase in investment, our network costs will remain flat in real terms over the coming years.

All network costs are heavily scrutinised through the UK energy regulator Ofgem and are the only part of consumers’ bills that are regulated. Ofgem’s incentives encourage innovation, so if we are more efficient, consumers share the benefits.

US response

Improving the customer experience and helping ratepayers manage their energy costs is a critical component of our business operations. To help reduce New England’s energy costs, we are partnering with the developer of one major proposed regional pipeline expansion project to improve transport capacity, upgrade existing facilities, and enhance market area storage assets.

We are supporting the UK Government by providing analysis through our role as delivery body for Electricity Market Reform (EMR).

We have put in place new products to ensure that the SO has the right tools to maintain supplies over winter. We are developing DSR products that reduce reliance on traditional generation sources.

We have also started construction on two new interconnectors (see page 43).

US response

In addition to supporting new investments in gas and electricity infrastructure projects, we have submitted grid modernisation proposals that aim to improve the region’s reliability, sustainability and affordability of its energy supply and services. We have filed rate cases in Massachusetts and New York proposing to update our distribution rates.

Reducing greenhouse gas emissions forms part of the Company’s KPIs (see page 21).

UK response

We have facilitated the connection of 4.5 GW of solar PV generation at the distribution network level, working with industry to remove barriers to entry and find solutions to network operability issues.

We have set out our vision for the Future of Gas, exploring opportunities to bring forward bio-substitute natural gas and compressed natural gas vehicle fuels.

US response

We continue to support the EPA’s Clean Power Plan, the Northeast’s cap-and-trade scheme of the Regional Greenhouse Gas Initiative, and other state-level initiatives. We also support technological partners and innovative tools, such as energy storage, electric transportation and distributed generation, which can help meet sustainability and energy diversity objectives.

National Grid Annual Report and Accounts 2015/16	Our operating environment	09

What we do

Electricity The electricity industry connects generation sources to homes and businesses through transmission and distribution networks. Companies that pay to use transmission networks buy electricity from generators and sell it to consumers.

In focus
Our business model pages 14–15
Real-time balancing Through our Electricity Network Control Centre we balance the UK’s energy needs in real time. Read more about this on pages 34–35.

Generation

Generation is the production of electricity from fossil fuel and nuclear power stations, as well as renewable sources such as wind and solar. In the US, we own and operate 50 fossil fuel-powered stations on Long Island and 7.9 MW of solar generation in Massachusetts. We do not own or operate any electricity generation in the UK.

We sell the electricity generated by our plants on Long Island to LIPA under a long-term power supply agreement. The contract allows us to recover our efficient operating costs and provides a return on equity on our investment in the generation assets.

For solar generation, we recover our costs and a reasonable return from customers in Massachusetts through a solar cost-adjustment factor. This is added to the electricity rate, net of revenues earned from the solar assets.

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

Interconnectors

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

Great Britain is linked via interconnectors with France, Ireland, Northern Ireland and the Netherlands. We own part of the interconnectors with France and the Netherlands. We are also now entering the construction phase for two new interconnectors, between the UK and Belgium and the UK and Norway. We are continuing to work on developing additional interconnector projects, which we believe will deliver significant benefits to consumers. These include opportunities for interconnection with Iceland, Denmark and a further link with France.

We also jointly own and operate a 224 kilometre interconnector between New England in the US and Canada.

We sell capacity on our UK interconnectors through auctions and on our US interconnector through wholesale markets and bilateral contracts.

10	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

What we do – Electricity

3.8 GW
Generation produced in the US
1 Generation
260 km
Approximate length of BritNed interconnector
2 Interconnectors
99.999998%
Electricity transmission reliability in England and Wales
3 Transmission
27.5 TWh
Amount of electricity we forecast, plan for and procure annually across three states in the US
4 Distribution
3.5 million
US electricity customers
5 Supply

National Grid Annual Report and Accounts 2015/16	What we do – Electricity	11

What we do – Gas

4 Supply
3.6 million
US gas customers
7,660 km
of high pressure pipeline in the UK
3 Distribution
24,341
New gas heating customers in the US
10.9 million
Customers serviced in the UK
2 Transmission
1 Production and importation
31%
Approximate percentage of UK gas from LNG imports

12	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

In focus	What we do
Our business model pages 14–15	Gas The gas industry connects producers, processors, storage, transmission and distribution network operators, as well as suppliers to industrial, commercial and domestic users.
Biomethane milestone We connected the UK’s first 100% renewable biomethane HGV filling station in Leyland, Lancashire (see page 37).

	Production and importation	Distribution

We do not produce gas in either the UK or the US. Gas used in the UK is mainly sourced from gas fields in the North and Irish seas, piped from Europe and imported as LNG.

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

Supply

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

Transmission

System operator

As SO we are responsible for the high pressure gas NTS in Great Britain. We have responsibility for the residual balancing activities on the NTS and for keeping the physical system within safe operating limits.

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

National Grid Annual Report and Accounts 2015/16	What we do – Gas	13

Our business model

How we generate long-term value

The foundations of our business model

Our people, being a responsible business, and encouraging innovation are at the heart of our business model and are reflected in our strategy.

Our people
Our business is built on our people. We work hard to make sure that we keep them as safe as possible as well as providing an inclusive culture and encouraging development.

Being a responsible business
Doing the right thing is a responsibility we take seriously. Being a responsible and sustainable business is fundamental to the way we work and how we manage our impact on the communities in which we operate.

Innovation
Thinking differently and challenging the norms allow our people to develop innovative and more efficient ways of delivering our services and maintaining our networks.

Principal operations
pages 31–43

Our business

We own and operate gas and electricity transmission and distribution infrastructure in the UK and US. Our principal operations are:

- UK Electricity Transmission
- UK Gas Transmission
- UK Gas Distribution
- US Regulated
- Other activities (such as Grain LNG, Interconnectors and Metering)

We aim to maintain a clear and consistent strategy over the long term to provide stable returns to our investors and consistent levels of service to our customers and communities.

Our transmission and distribution businesses operate as regulated monopolies. Regulators safeguard customers' interests by setting the level of charges we are allowed to pass on and the standards of performance we must achieve.

In the UK, we have one regulator for our businesses: Ofgem. In the US, for the areas in which we operate, we are regulated by the relevant state regulators and FERC.

Our value proposition

We are a long-term, asset-based business. Our operations are regulated, which means we create value for our stakeholders through predictable revenue streams and cash flows.

These cash flows are then reinvested to provide future growth, or returned to shareholders.

14	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

Revenue

Most of our revenue is set in accordance with our regulatory agreements. This is referred to as our 'allowed revenue' and is calculated based on a number of factors. These include:

- investment in network assets;
- performance against incentives;
- return on equity and cost of debt; and
- customer satisfaction scores.

You can find more information about calculating our allowed revenue under our UK and US regulatory agreements on pages 176 to 182.

Our allowed revenue gives us a level of certainty over future revenues if we continue to meet safety and reliability targets, as well as the efficiency and innovation targets included in the RIIO licence agreements in our UK regulated businesses.

Cash flow

Our ability to convert revenue to cash is an important factor in the ongoing reinvestment in our business. Securing low-cost funding, carefully managing our cash flows and efficient development of our networks are essential to maintaining strong, sustainable returns for our shareholders. Cash generation is underpinned by agreeing appropriate regulatory arrangements.

Investment

We invest efficiently in our networks to deliver strong, regulated asset growth over the long term. This allows us to continue generating revenue growth and growth in our regulated asset base. This in turn generates additional cash flows and allows us to continue reinvesting in our networks and providing sustainable dividends to our shareholders.

This approach is critical to the sustainability of our business. By challenging our investment decisions, we continue to deliver reliable, cost-effective networks that benefit our customers. The way in which our investment is funded is also an important part of our business. The long-term, sustainable nature of our assets and our credit ratings help us secure efficient funding from a variety of sources.

Our stakeholders

Our stakeholders include customers, the communities in which we operate, shareholders, governments and regulators.

We create value for our customers and communities by:

- operating safely, reliably and sustainably;
- focusing on affordability to reduce the impact on customer bills;
- delivering essential services that meet the needs of our customers;
- providing emergency services; and
- aiming to improve customer satisfaction at all times.

We create value for our shareholders by:

- making sure our regulatory frameworks maintain an acceptable balance between risk and return;
- operating within our regulatory frameworks as efficiently as possible;
- maximising incentives to make the most of our allowed returns;
- careful cash flow management and securing low-cost funding;
- disciplined investment in our networks and non-regulated assets; and
- protecting our reputation (including a focus on compliance across all areas of our business).

Using our knowledge and expertise, we engage widely in the energy policy debate to help guide future policy direction. We also work with our regulators to help them develop the frameworks within which we can meet the changing energy needs of the communities we serve.

National Grid Annual Report and Accounts 2015/16	Our business model	15

Our vision and strategy

Our vision is to connect you to your energy today,

trusted to meet your energy needs tomorrow.

Our strategy is to be a recognised leader in the development and operation of safe, reliable and sustainable energy infrastructure, to meet the needs of our customers and communities and to generate value for our investors.

Our strategic objectives set out what we believe we need to do to achieve our vision and strategy. Further information on all our KPIs is provided on pages 18–21.

Strategic objective	Deliver operational excellence	Engage our people	Stimulate innovation

Description	Achieve world-class levels of safety, reliability, security and customer service.	Create an inclusive, high-performance culture by developing all our employees.	Promote new ideas to work more efficiently and effectively.
How we deliver

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

Embedding innovation and new technology into our operations helps us deliver continuous improvements in the quality and cost of our services.

Relevant KPIs	Employee injury frequency rate	Employee engagement index	Network reliability

Number of employee lost time injuries per 100,000 hours worked in a 12 month period. Our ambition is to achieve a world-class safety performance of below 0.1.

Network reliability

The reliability of our electricity and gas networks.

Customer satisfaction

A measure of customer satisfaction across our segments and differing customer groups.

Group return on equity

Measure of value generation for our shareholders.

A measure of how engaged our employees feel, based on the percentage of favourable responses to certain indicator questions repeated annually in our employee engagement survey.

Workforce diversity

Percentage of women and ethnic minorities in our workforce.

The reliability of our electricity and gas networks.

16	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

Strategic objective	Engage externally	Embed sustainability	Drive growth

Description	Work with external stakeholders to shape UK, EU and US energy policy.	Integrate sustainability into our decision-making to create value, help preserve natural resources and respect the interests of our communities.	Grow our core businesses and develop future new business options.
How we deliver

Policy decisions by regulators, governments and others directly affect our business. We engage widely in the energy policy debate, so our position and perspective can influence future policy direction. We also engage with our regulators to help them provide the right mechanisms so we can deliver infrastructure that meets the changing needs of our customers and stakeholders.

Our long-term sustainability strategy sets our ambition to deliver these aims and to embed a culture of sustainability within our organisation.

This culture allows us to make decisions that balance affordability with helping to protect and preserve natural resources and benefit the communities in which we operate. We remain committed to our targets of a 45% reduction in Scope 1 and Scope 2 greenhouse gas emissions by 2020 and 80% by 2050.

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

Relevant KPIs		Climate change A measure of our reduction of Scope 1 and Scope 2 greenhouse gas emissions of the six primary Kyoto greenhouse gases (excluding electricity transmission and distribution line losses).

Regulated asset base growth

Maintaining efficient growth in our regulated assets ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years.

Adjusted EPS Adjusted earnings represent profit for the year attributable to equity shareholders. This excludes exceptional items and remeasurements (see page 111).

Adjusted earnings per share provides a measure of shareholder return that is comparable over time.

National Grid Annual Report and Accounts 2015/16	Our vision and strategy	17

Our KPIs

Delivering our strategy The Board uses a range of financial and non-financial metrics, reported periodically, against which we measure Group performance.

KPI and definition

Adjusted EPS

Adjusted earnings represent profit for the year attributable to equity shareholders. This excludes exceptional items and remeasurements (see page 111).

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

Regulated asset

base growth

Maintaining efficient growth in our regulated assets ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years.

Our performance	Adjusted EPS pence[1]	Group return on equity %	Total regulated asset base and regulated asset base growth £bn

Commentary

For the year ended 31 March 2016, adjusted earnings attributable to equity shareholders increased by £197 million to £2,386 million. This increase in earnings resulted in an adjusted earnings per share of 63.5p, an increase of 10.2% on 2014/15.

The earnings increase was driven by a £233 million increase in adjusted operating profit. With the exception of our UK Electricity Transmission business, operating profit increased in all of our business segments.

Overall adjusted net finance costs were £20 million lower than 2014/15 at £1,013 million. The effective tax rate for the year was 24.0%.

Group RoE has increased during the year to 12.3%, from 11.8% in 2014/15. During the year, the UK regulated businesses delivered a solid return of 13.3% in aggregate (2014/15: 13.7%), including an assumption of 3% long run average RPI inflation. US returns (calculated on a calendar year) of 8.0% were slightly down on last year, reflecting high winter gas leak and snow removal costs at the start of 2015, together with rate base growth.

Further details of how this is calculated are on page 202.

Our UK regulated asset value (RAV) and US rate base increased by £1.8 billion (5%) to £38.8 billion. This reflects the continued high levels of investment in our networks in both the UK and US, together with the impact of the stronger US dollar.

Target	The adjusted EPS target set as part of executive remuneration for Annual Performance Plan (‘APP’) was more than met with 100% of maximum achieved (see page 76).

The Group RoE target set as part of executive remuneration for APP was more than met with 100% of maximum achieved (see page 76).

The Group RoE is one of the performance measures for the Long Term Performance Plan, outturns for which are calculated on a three year basis.

No specific target. Our overall aim is to achieve between 5% and 7% of regulated asset base growth each year.

18	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

Value added Reflects value to shareholders of dividend and growth in National Grid’s assets, net of the growth in overall debt.	Employee lost time injury frequency rate Number of employee lost time injuries per 100,000 hours worked in a 12-month period. Our ambition is to achieve a world-class safety performance of below 0.1.

Network reliability

The reliability of our electricity and gas networks.

Network reliability is measured separately for each of our business areas. The table below is meant to provide a simple visual representation of our performance across all of our networks.

Detailed data for each of the prior four years is provided on page 18 of our 2014/15 Annual Report and Accounts, which you can find in the investors section of our Company website.

Value added £bn	Employee lost time injury frequency rate per 100,000 hours worked					Prior four
						years
				Target/		(11/12–
				base %	15/16	14/15)
		UK Electricity Transmission	T	99.9999	99.999998	exceeded
		UK Gas Transmission	T	100	100	achieved
		UK Gas Distribution	T	99.999	99.999	achieved
		US Electricity Transmission	B	99.9	99.972	no target
		US Electricity Distribution	B	99.9	99.995	no target
		Key:
		T – Target
		B – No target set or set individually by each jurisdiction. Accordingly, we set a base and report performance above the base.

Value added in the year increased by £0.1 billion to £1.8 billion.

Of the £1.8 billion value added in 2015/16, £1,337 million was paid to shareholders as cash dividends and £267 million as share repurchases (offsetting the scrip issuance during the year), with £183 million retained in the business.

See page 23 for further details.

In the UK we improved our employee safety performance during 2015/16, with an employee injury frequency rate of 0.07. Our US business improved its safety performance, with an employee injury frequency rate of 0.11.

Overall, our Company-wide employee injury frequency rate has fallen to 0.10 and has been consistently around this level throughout the year. In real terms, this means 17 fewer employees had a lost time injury this year than last.

We aim to deliver reliability by: planning our capital investments to meet challenging demand and supply patterns; designing and building robust networks; risk-based maintenance and replacement programmes; and detailed and tested incident response plans. In the UK, our networks performed well. Ahead of winter 2015/16, we assessed the margin and procured additional electricity system balancing tools on both supply and demand-side. We successfully used our new demand side tool for the first time and saw the market respond to market notifications. In the US, despite numerous winter snow storms and summer wind storms in parts of New England and New York, our network resilience held up well. We invested millions of dollars in our electricity infrastructure to improve resilience and help reduce the impact of service interruptions.

See UK Principal operations: pages 31–37

and US Principal operations: pages 38–41

No specific target. Our overall aim is to sustainably grow value added over the long term while maintaining performance of our other financial KPIs.	We have met our ambition of achieving below 0.1 in the UK but not in the US.	We achieved our targets, which are set out in the table for our UK networks, and are set individually for each of our US jurisdictions.

National Grid Annual Report and Accounts 2015/16	Our KPIs	19

Our KPIs continued

Delivering our strategy The Board uses a range of financial and non-financial metrics, reported periodically, against which we measure Group performance.

KPI and definition	Skills and capabilities	Workforce diversity	Community engagement and investment in education

We support developing the skills and capabilities of young people through skills-sharing employee volunteering, especially in the STEM subjects, because it supports our future talent recruitment and our desire to see young people gain meaningful employment.

		Percentage of women and ethnic minorities in our workforce.	Working with our communities is important in creating shared value for us as a business and the people we serve. We use the London Benchmarking Group (LBG) measurement framework to provide an overall community investment figure which includes education.

Our performance	Skills and capabilities	Workforce diversity %	Community engagement and investment in education £

Commentary	We measure quality (>1 hour) interactions with young people on STEM subjects. In the UK we have had 9,733 interactions with young people on STEM subjects, and 8,675 interactions in the US.	We continue to closely track the demographics of our employee population in terms of gender and ethnicity. To find out more about how we promote an inclusive and diverse workforce go to page 44.

In the UK our community engagement and investment in education is £7,984,720, and in the US it is £6,566,647 and £3,073 in other countries. This is a financial measurement of a number of activities including the time our employees give through volunteering, the money our employees raise through fundraising and also the support we give to our charity partners. Overall our Company-wide investment is £14,554,440.

Target	No specific target. Our overall aim is to encourage young people to get involved in the STEM subjects.	No specific target. We aim to develop and operate a business that has an inclusive and diverse culture.	We do not have a specific target on how much we invest in this area; our overall aim is to make sure we are creating shared value for the communities that we serve and work in.

20	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

Employee engagement index	Climate change	Customer satisfaction
A measure of how engaged our employees feel, based on the percentage of favourable responses to certain indicator questions repeated annually in our employee engagement survey.

Scope 1 and Scope 2 greenhouse gas emissions of the six primary Kyoto greenhouse gases (excluding electricity transmission and distribution line losses). Our target is to reduce our greenhouse gas emissions by 45% by 2020 and 80% by 2050, compared with our 1990 emissions of 19.6 million tonnes.

The table summarises how we measure customer satisfaction:
		Methodology		Measure
		UK	Use RIIO-related metrics agreed with Ofgem	Score out of 10
		US	J.D. Power and Associates customer satisfaction surveys	Quartile ranking

The table below focuses on the past two years.
Detailed data for the prior four years is provided on
page 18 of our 2014/15 Annual Report and
Accounts, which you can find in the investors section
of our Company website.

Employee engagement index %	Greenhouse gas emissions Million tonnes carbon dioxide equivalent		Performance
			14/15	15/16	Target
		UK Electricity Transmission	7.4	7.5	6.9[1]
		UK Gas Transmission	7.6	7.6	6.9[1]
		UK Gas Distribution	8.3	–[2]	8.3[1]
		US Gas Distribution – Residential	4th	4th	To improve
		US Gas Distribution – Commercial	4th	3rd	To improve
		US Electricity – Residential	3rd	3rd	To improve
		US Electricity – Commercial	2nd	4th	To improve

1. Figures represent our baseline targets set by Ofgem for reward or penalty under RIIO.

2. Our customer satisfaction results are now reported on an annual basis with the results being published later this year.

We measure employee engagement through our employee engagement survey. The results of our 2016 survey, which was completed by 87% of our employees, have helped us identify specific areas where we are performing well and those areas we need to improve. Our engagement index has risen one point to 76% favourable. Managers receive a scorecard that aims to create greater leadership accountability and we produce survey reports and action plans at company, regional, business unit, function and team levels.

Our Scope 1 greenhouse gas emissions for 2015/16 equate to 7.0 million tonnes carbon dioxide equivalent (2015: 7 million tonnes) and our Scope 2 emissions (excluding electricity transmission and distribution line losses) equate to 0.3 million tonnes (2015: 0.3 million tonnes); combined this is a 62% reduction against our 1990 baseline. These are equivalent to an intensity of around 496 tonnes per £million of revenue (2015: 478). Our Scope 3 emissions for 2015/16 were 35.6 million tonnes. We measure and report in accordance with the World Resources Institute and World Business Council on Sustainable Development Greenhouse Gas Protocol: Corporate Accounting and Reporting Standard (Revised Edition) for all six Kyoto gases, using the operational approach for emissions accounting. 100% of our Scope 1 and 2 emissions and 95% of our Scope 3 emissions are independently assured against ISO 14064-3 Greenhouse Gas assurance protocol. This statement is available on our Company website.

Our customer satisfaction KPI comprises seven components; Ofgem’s UK electricity and gas transmission and distribution customer satisfaction scores and four J.D. Power and Associates customer satisfaction surveys in the US. We have exceeded the two UK Electricity and Gas Transmission targets; the outcome for the third UK Gas Distribution survey will be published later this year.

In the US, we did not achieve our targets. Customers were again concerned about higher-than-normal winter bills as a result of electricity commodity price increases and higher gas usage due to cold weather. In an effort to rebuild trust and customer satisfaction, we put in place a customer outreach and education programme similar to last year that focused on energy-saving solutions and bill management.

We achieved our target of increasing engagement compared with the previous year.	We forecast that we will continue to significantly exceed (better) the 45% by 2020 reduction target. We expect the 2050 target to be extremely challenging.	Our targets for each business area are set out in the table above.

National Grid Annual Report and Accounts 2015/16	Our KPIs	21

Financial review

National Grid delivered another strong performance in 2015/16. This included significant levels of investment in our gas and electricity assets providing important services for millions of customers in the UK and US.

Additional commentary

on financial KPIs

Adjusted operating profit

Adjusted operating profit for the year ended 31 March 2016 was £4,096 million, up £233 million (6%) compared to last year. With the exception of our UK Electricity Transmission business, operating profit increased in all of our business segments.

Adjusted operating profit by segment £m

For the year ended 31 March 2016, adjusted operating profit in the UK Electricity Transmission segment decreased by £64 million to £1,173 million. Revenue was £223 million higher, mainly reflecting the recovery of higher pass-through costs such as payments to other UK network owners and system balancing costs. In addition, £43 million of legal settlement revenue in 2014/15 was not repeated this year. As mentioned above, pass-through costs were £209 million higher. Regulated controllable costs were £28 million higher due to inflation and salary growth, together with legal cost recoveries in the prior year, higher tower maintenance costs and transformation costs associated with our System Operator business. Depreciation and amortisation costs were £14 million higher, reflecting the continued capital investment programme, and other costs were £36 million higher than prior year including additional asset impairments this year and lower scrap and disposal proceeds.

UK Gas Transmission adjusted operating profit increased by £49 million to £486 million. Revenue was £25 million higher, including over-recovery of allowed revenues in the year, partly offset by lower pass-through cost recoveries. After deducting pass-through costs, net revenue was £46 million higher than prior year. Regulated controllable costs were £10 million higher than last year, mainly as a result of inflation, higher gas system service charges and organisational change costs. Depreciation and amortisation costs were £6 million higher, reflecting ongoing investment. Other operating costs were £19 million lower than last year, mostly reflecting additional costs in 2014/15 relating to the closure of LNG facilities.

UK Gas Distribution adjusted operating profit increased by £52 million to £878 million. Revenue was £51 million higher, principally reflecting increased regulatory revenue allowances. In part, these allowances were increased to compensate for expected increases in taxation costs reflecting a change to the tax treatment of replacement expenditure. Regulated controllable costs were £21 million higher due to inflation, recruitment, property costs and higher charges from strategic partners to cover connections and flexible winter resourcing. Depreciation and amortisation costs were £12 million higher reflecting the continued capital investment programme. Pass-through costs charged to customers were £11 million lower this year, and other costs were £23 million lower than prioryear, which included provisions for additional asset protection costs.

Within our US Regulated business, adjusted operating profit increased by £21 million to £1,185 million. The effect of the stronger dollar was to increase operating profit in the year by £81 million. Excluding this impact from exchange rate movements, revenue decreased by £1,051 million, principally as a result of lower commodity costs passed on to customers and unfavourable timing of recoveries year on year, partly offset by higher increased revenue allowances under the Niagara Mohawk three-year rate plan and the benefit of capex trackers. The reduction in revenue was mostly offset by a £1,027 million reduction in pass-through costs (excluding the impact of foreign exchange). Regulated controllable costs reduced by £71 million at constant currency, partly as a result of lower gas leak and compliance work this year and additional costs incurred last year to improve data quality and bring regulatory filings up to date. Depreciation and amortisation costs were £51 million higher this year at constant currency as a result of ongoing investment in our networks. Pension costs were £15 million higher at constant currency, while other operating costs were £41 million higher at constant currency, including higher asset removal costs.

Adjusted operating profit in Other activities was £175 million higher at £374 million. In the US, adjusted operating profit was £143 million higher, reflecting lower spend on upgrades to our finance systems which were completed last year. In addition, we benefited from a £49 million gain on disposal of our investment in the Iroquois pipeline, and a reduction in the costs associated with our investment in Clean Line. In the UK, adjusted operating profit was £32 million higher mainly as a result of strong auction revenues in our French interconnector (IFA) business and higher property sales proceeds.

Adjusted earnings

For the year ended 31 March 2016, adjusted net finance costs were £20 million lower than they were in 2014/15 at £1,013 million, with lower UK RPI inflation, continued focus on management of cash balances, and the benefit of last year’s debt buybacks offsetting the impact of the stronger US dollar and increasing net debt.

Our adjusted tax charge was £58 million higher than it was in 2014/15. This was mainly due to higher profits before tax. The effective tax rate for 2015/16 was 24.0% (2014/15: 24.2%).

This section

provides additional commentary on our KPIs and other performance metrics we use to monitor our business performance. Analysis of our financial performance and position as at 31 March 2016, including detailed commentary on the performance of our operating segments, is located in the financial statements. However, this analysis still forms part of our Strategic Report financial review.

See pages 197 to 199 for commentary on our financial performance and position for the year ended 31 March 2015 compared with 31 March 2014. We have also included analysis of our UK regulated financial performance by segment on page 108.

In focus

Use of adjusted profit measures

Commentary on the consolidated income statement

Commentary on results of our principal operations by segment pages 107–108

Further details of how our performance metrics are calculated

22	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

In focus

Reconciliations of adjusted profit measures

Commentary on statement of financial position

The earnings performance described on the previous page has translated into adjusted earnings of £2,386 million, up £197 million on last year. This equates to adjusted earnings per share (EPS) of 63.5 pence, up 5.9 pence (10%) on 2014/15.

Scrip restatement

In accordance with IAS 33, all EPS and adjusted EPS amounts for comparative periods have been restated as a result of shares issued via scrip dividends.

Measurement of financial performance

We describe and explain our results principally on an adjusted basis and explain the rationale for this on page 196. We present results on an adjusted basis before exceptional items and remeasurements. See page 196 for further details and reconciliations from the adjusted profit measures to IFRS, under which we report our financial results and position. A reconciliation between reported operating profit and adjusted operating profit is provided below. Further commentary on movements in the income statement is provided on page 95.

	Year ended 31 March
£m	2016	2015	2014
Total operating profit	4,085	3,780	3,735
Exceptional items	22	–	(55)
Remeasurements – commodity contracts	(11)	83	(16)
Adjusted operating profit	4,096	3,863	3,664
Adjusted net finance costs	(1,013)	(1,033)	(1,108)
Share of post-tax results of joint ventures	59	46	28
Adjusted taxation	(753)	(695)	(581)
Attributable to non-controlling interests	(3)	8	12
Adjusted earnings	2,386	2,189	2,015
Adjusted EPS (pence)	63.5	57.6	53.1

Group return on equity (RoE)

We measure our performance in generating value for our shareholders by dividing our annual return by our equity base.

Group RoE has increased during the year to 12.3%, from 11.8% in 2014/15. During the year, the UK regulated businesses delivered a solid operational return of 13.3% in aggregate (2014/15: 13.7%), including an assumption of 3% long run average RPI inflation. US operational returns (calculated on a calendar year) of 8.0% were slightly down on last year, reflecting high winter gas leak and snow removal costs at the start of 2015, together with rate base growth.

Overall, other activities in the Group delivered a good performance, including an improved result from the French and BritNed interconnectors, higher property sales, the gain on sale of our interest in the Iroquois pipeline and lower US other costs following the completion of our financial system upgrade last year. Treasury performance also helped the result, through lower RPI accretions on the Group’s index linked debt, ongoing focus on effective cash management and the benefit of last year’s debt repurchases. Together, these helped to offset the headwind from a lower cost of debt allowance under the tracker within the UK price controls.

Regulated asset base growth

In total, our UK regulated asset value (RAV) and US rate base increased by £1.8 billion (5%) to £38.8 billion. This reflects the continued high levels of investment in our networks in both the UK and US, together with the impact of the stronger US dollar.

The UK RAV increased by £0.7 billion, reflecting significant capital expenditure, together with inflation, although RPI inflation at 1.6% (March to March), was below our 3% long term expectation. UK RAV growth also included capitalised efficiencies or ‘performance RAV’ of £115 million this year.

US rate base has increased by £1.1 billion this year. Of this, £0.4 billion was due to foreign exchange movements increasing the rate base reported in sterling. Excluding foreign exchange, rate base increased by £0.7 billion, reflecting a significant year of US investment.

Value added

Our dividend is an important part of returns to shareholders along with growth in the value of the asset base attributable to equity investors. These are reflected in the value added metric that underpins our approach to sustainable decision-making and long-term incentive arrangements.

Overall value added in the year was £1.8 billion or 47.6 pence per share as set out below:

	Year ended 31 March
£bn at constant currency	2016	2015	Change
UK regulated assets[1]	26.0	25.5	+0.5
US regulated assets[1]	14.1	13.9	+0.2
Other invested capital	1.9	1.5	+0.4
Total assets	42.0	40.9	+1.1
Dividend paid			+1.3
Share buyback			+0.3
Movement in goodwill			–
Net debt	(25.3)	(24.4)	-0.9
Value added			+1.8
Value added per share			47.6p

1. Includes assets held outside RAV and rate base.

Value added in the year was higher than 2014/15 (£1.7 billion or 44.7p per share), primarily as a result of higher inflation on UK regulated assets (March 2016 RPI of 1.6%, prior year 0.9%), together with the gain on disposal of our share of the Iroquois pipeline. Of the £1.8 billion value added in 2015/16, £1,337 million was paid to shareholders as cash dividends and £267 million as share repurchases (offsetting the scrip issuance during the year), with £183 million retained in the business.

The Board is confident that growth in assets, earnings and cash flows, supported by improving cash efficiency and an exposure to attractive regulatory markets, should help the Group to maintain strong, stable credit ratings and a consistent prudent level of gearing, while delivering attractive returns for shareholders.

National Grid Annual Report and Accounts 2015/16	Financial review	23

Financial review continued

Other performance measures

UK regulated return on equity

UK RoE has decreased 40bps to 13.3%. This reduction in RoE reflects a reduction in incentive performance year on year, particularly as a result of the end of the gas permit incentive scheme last year. Totex out-performance was at a similar level to last year. This performance represents 320bps of outperformance over allowed returns.

UK return on equity %

US regulated return on equity

US RoE for calendar year 2015 decreased 40bps to 8.0%, reflecting high winter gas leak and snow removal costs at the start of 2015, together with rate base growth as a result of record capital investment spend.

US return on equity[1] %

1. Calculated on a calendar year basis.

Return on capital employed

RoCE provides a performance comparison between our regulated UK and US businesses and is one of the measures that we use to monitor our portfolio of businesses. The table below shows our RoCE for our businesses over the last five years:

Return on capital employed %

The UK RoCE has decreased from 8.6% to 8.1% in 2015/16. This reduction reflects one-off benefits of legal settlements last year in Electricity Transmission that did not repeat and the reduction in gas permit and legacy incentive revenues in our Gas Transmission business in the year. Excluding these two items, operational performance, incentives and returns are at similar levels to last year.

US RoCE has decreased by 30bps in the year to 5.7%. Regulated financial performance was at a similar level to last year, however the overall return has decreased as high levels of capital investment have driven rate base growth.

Capital expenditure

For the year ended 31 March 2016, capital expenditure of £3,893 million was £423 million higher than last year. The Group also invested £63 million in the St William Homes joint venture with Berkeley Group and £53 million in other joint ventures including a new electricity interconnector between the UK and Belgium.

Our US Regulated business continues to increase levels of investment in both electricity and gas distribution reinforcement. Capital expenditure in 2015/16 was £355 million higher than last year, and reflected higher spend on gas mains replacement, gas customer growth, system reinforcement and initial spend on a solar project in Massachusetts, together with the impact of a stronger US dollar.

UK Gas Distribution capital expenditure was £51 million higher than last year, reflecting an increased level of mains replacement work, in line with our target to replace a pre-determined length of main over the course of the RIIO-GD1 period.

Capital expenditure £m

Dividend growth

We remain committed to our dividend policy to grow the dividend at least in line with the rate of average RPI inflation each year for the foreseeable future.

During the year we generated £1.9 billion of business net cash flow after our capital expenditure programmes. This has enabled the growth of the dividend in line with average RPI, being 1.1% (2014/15: 2.0%; 2013/14: 2.9%), taking into account the recommended final dividend of 28.34 pence.

During the year, the Company has repurchased shares in the market with the overall goal being to reduce the dilutive effect of the scrip as much as possible to the extent that is consistent with maintaining the Group’s strong financial position as reflected in its credit rating.

In focus Commentary on the consolidated cash flow statement page 101 Commentary on borrowings page 131

24	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

In focus UK regulation pages 176–177 US regulation pages 178–182

Net debt and credit metrics

We expect capital investment programmes and network enhancement will continue to be funded by market borrowings. We continue to borrow at attractive rates when needed and the level of net debt remains appropriate for the size of our business.

During 2015/16, net debt has increased by £1.4 billion. This is driven by net business cash inflows (after capex) of £1.9 billion, more than offset by outflows from interest, dividends, tax and other financing flows of £2.6 billion, with other non cash movements such as foreign exchange and accretion increasing net debt by a further £0.7 billion.

A key measure we use to monitor financial discipline is retained cash flow divided by adjusted net debt (RCF/net debt). This is a measure of the operating cash flows we generate, before capital investment but after dividends paid to shareholders, compared with the level of debt we hold. The principal adjustments made to net debt are in respect of pension deficits and hybrid debt instruments. RCF/net debt was 11.5% for the year (2014/15: 11.2%; 2013/14: 10.5%). For the current year, we have used this measure to actively manage scrip uptake through buying back shares when supported by sufficient headroom. Deducting the costs of buying back these shares reduces RCF/net debt to 10.5% for the year.

Our long-term target range for RCF/net debt is to exceed 9.0%, which is consistent with the A3 rating threshold used by Moody’s, the rating agency.

We additionally monitor interest cover, which is a measure of the cash flows we generate compared with the net interest cost of servicing our borrowings. Interest cover for the year was 5.5 times (2014/15: 5.1 times; 2013/14: 4.1 times).

Our target long-term rate for interest cover is in excess of 3.0 times.

Regulatory financial performance

Timing and regulated revenue adjustments

As described on pages 176 to 182, our allowed revenues are set in accordance with our regulatory price controls or rate plans. We calculate the tariffs we charge our customers based on the estimated volume of energy we expect will be delivered during the coming period. The actual volumes delivered will differ from the estimate. Therefore, our total actual revenue will be different from our total allowed revenue. These differences are commonly referred to as timing differences.

If we collect more than the allowed revenue, the balance must be returned to customers in subsequent periods, and if we collect less than the allowed level of revenue we may recover the balance from customers in subsequent periods. In the US, a substantial portion of our costs are pass-through costs (including commodity and energy efficiency costs) and are fully recoverable from our customers. Timing differences between costs of this type being incurred and their recovery through revenue are also included in timing.

The amounts calculated as timing differences are estimates and subject to change until the variables that determine allowed revenue are final.

Our operating profit for the year includes a total estimated in-year over-collection of £25 million (2014/15: £64 million under-collection). Our closing balance at 31 March 2016 was £48 million over-recovered. In the UK, there was cumulative under-recovery of £87 million at 31 March 2016 (2015: under-recovery of £177 million). In the US, cumulative timing over-recoveries at 31 March 2016 were £135 million (2015: £150 million over-recovery). The majority of that balance will be returned to customers next year.

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

For our UK regulated businesses as a whole, regulated revenue adjustments totalled £262 million in the year (2014/15: £174 million). This is based on our estimates of: work carried out in line with allowances; in expectation of future allowances; or work avoided altogether – either as a result of us finding innovative solutions or of the need being permanently removed. In the US, accumulated regulatory entitlements to future revenue net of over- or under-recoveries amounted to £1,335 million at 31 March 2016 (2015: £1,528 million). These entitlements cover a range of different areas, with the most significant being environmental remediation and pension assets, as well as deferred storm costs.

All regulatory entitlements are recoverable (or repayable) over different periods, which are agreed with the regulators to match the expected payment profile for the liabilities. As at 31 March 2016, these extend until 2071.

National Grid Annual Report and Accounts 2015/16	Financial review	25

Internal control and risk management

The Board is committed to protecting and enhancing our reputation and assets, while safeguarding the interests of our shareholders. It has overall responsibility for the Group’s system of risk management and internal control.

National Grid is exposed to a variety of uncertainties that could have a material adverse effect on the Group’s financial condition, our operational results, our reputation, and the value and liquidity of our shares.

The Board oversees risk management, and, as part of this role, it sets and monitors the amount of risk the Company is prepared to seek or accept at any given time in pursuing our strategic objectives (our risk appetite). The Board also regularly monitors and reviews our internal controls and risk management processes. You can read more about this on page 29.

This year we refined our risk management processes as a result of changes implemented by the UK Corporate Governance Code 2014 (the Code). Most notably, we now specifically test the impact of our principal risks on a reasonable worst case basis, alone and in clusters, over a five-year assessment period. The aim of this is to establish their impact on the Group’s ability to continue operating and meet its liabilities over the assessment period. The reason for selecting a five-year assessment period and the results of this exercise are described in the viability statement on page 30.

Risk management approach

Our Group-wide corporate risk management process provides a framework through which we can consistently identify, assess and prioritise, manage, monitor and report risks, as shown in the diagram below. The process is designed to support the delivery of our vision and strategy, as described on pages 16–17.

Our process involves a continuous cycle of bottom-up review and reporting and top-down review and feedback.

All our business functions participate in the bottom-up risk management process. They identify the main risks to our business model and to achieving their business objectives and the actions being taken to manage and monitor them. They assess each risk by considering the financial and reputational impacts, and how likely the risk is to materialise. The identified risks are collated in risk registers and reported at functional and regional levels of the Group. The risk registers also describe the adequacy of our existing risk controls.

An important feature of our risk management process is our three lines of defence model. Each business function owns and is responsible for managing its own particular risks (the first line of defence). A central risk management team (the second line of defence) acts as an advisory function and also provides independent challenge and review. This team partners with the business functions through nominated risk liaisons and collaborates with assurance teams and specialists, such as safety and compliance management. Our internal audit function then audits selected controls and mitigation activities (the third line of defence).

Regional senior management regularly reviews and debates the outputs of the bottom-up risk management process and agrees the prioritisation of the risks. The main risks for the UK and US businesses are highlighted in regional risk profiles and reported to the CEO.

Our main strategic uncertainties or ‘principal risks’ for the Company are developed through discussing the Group risk profile with the Executive leadership team and the Board. These risks are reported and debated with the Executive Committee and Board every six months.

The Board participates in risk workshops to make sure that the principal risks remain closely aligned to our strategic aims and that no important risks (or combination of risks) are being overlooked. This year, several sessions were conducted to discuss our principal risks and to assess the potential of those risks to impact the Company’s

Risk management process	Feedback and reporting

26	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

viability over the next five years. Through the testing and review process we decided to adopt two new principal risks in relation to emerging technology and the potential impact of sustained inflation and deflation in the US and UK respectively.

The outcomes from each level of the risk review process are fed back to the relevant teams and incorporated as appropriate into the next cycle of our ongoing process as shown on page 26.

Our principal risks

Accepting that it is not possible to identify, anticipate or eliminate every risk that may arise and that risk is an inherent part of doing business, our risk management process aims to provide reasonable assurance that we understand, monitor and manage the main uncertainties that we face in delivering our objectives.

This includes consideration of inherent risks, which exist because of the nature of day-to-day operations in our industry, and financial risks, which exist because of our financing activities. The principal risks we face are provided below. An overview of the key inherent risks we face are provided on pages 183–186, as well as our key financial risks, which are incorporated within the Notes to our consolidated financial statements on pages 102 to 167.

Our corporate risk profile contains the principal risks that the Board considers to be the main uncertainties currently facing the Group as we endeavour to achieve our strategic objectives. We have provided an overview of these risks below, together with examples of the relevant controls and current mitigating actions we are taking.

Strategic objective	Risk description	Example of mitigations

Drive growth

Failure to identify and execute the right opportunities to deliver our growth strategy.

Failure to grow our core business and have viable options for new business over the longer term would adversely affect the Group’s credibility and jeopardise the achievement of intended financial returns.

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

Sustained deflation/inflation in the UK/US.

Sustained deflation in the UK would result in a loss of inflationary indexation of UK RIIO networks’ RAV. In the US our asset base is not indexed by inflation, therefore higher inflation erodes value even if our cost of service is periodically updated through rate case filings.

●  The primary measures we have to manage this risk include our business planning process (five-year plan approved each year by the Board), annual portfolio review by the Board, financing strategies (including hedging policies approved by the Finance Committee) and regulatory strategies (e.g. US rate case filing schedule).

Engage externally

Failure to secure satisfactory regulatory outcomes/ failure to influence future energy policy.

Policy decisions by regulators, governments and others directly affect our business. We must engage widely in the energy policy debate, making sure our position and perspective help to shape future policy direction.

●  In both the UK and the US we strive to maintain a good understanding of the regulatory agenda and emerging issues, so that robust, public interest aligned responses can be selected and developed in good time. Our reputation as a competent operator of important national infrastructure is critical to our ability to do this.

Engage our people

Failure to secure skills and leadership capacity (including effective succession planning) required to deliver our vision and strategy.

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

●  Strategic workforce planning allows us to effectively inform our strategic resourcing plans.

●  Our entry level talent development schemes (graduate training and apprenticeships) are a potential source of competitive advantage in the market place.

●  Improvements to our talent processes mean that we are now much better at identifying talent and accelerating development of future leaders (e.g. our Accelerated Development Programme).

●  The rigour of our succession planning and development planning process has been improved, particularly at senior levels and is now being applied deeper into the organisation.

●  We are involved in a number of initiatives to help secure the future engineering talent required (see page 44).

●  We continue to promote inclusion and diversity.

●  We monitor employee engagement and formally solicit employee opinions via a Group-wide employee survey annually.

National Grid Annual Report and Accounts 2015/16	Internal control and risk management	27

Internal control and risk management continued

Strategic objective	Risk description	Example of mitigations

Deliver operational excellence

Failure to deliver appropriate information systems and data integrity.

The Company is increasingly reliant on technology to support and maintain our business-critical processes. We must be able to rely on the performance of these systems and the underlying data to demonstrate the value of our business to our shareholders, meet our obligations under our regulatory agreements, and comply with agreements with bond holders and other providers of finance.

●  Following the implementation of a new US enterprise resource planning system at the end of 2012, we undertook a significant effort to combat programme difficulties. This system is now stabilised and enhancements to drive business value have been successfully implemented throughout 2015.

●  Over the financial year we have implemented improved project management practices for IS projects.

●  We have taken action to bring back in-house knowledge of critical systems, processes and data.

●  We have rebuilt the US Program Delivery organisation, to build back programme delivery skills.

●  Globally, our Information Management Framework is being rolled out to improve data management.

●  Data and its effective management is also central to our compliance action plan, which is being rolled out across the Group.

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

●  Our cyber security programme is a global programme of work which started in 2010 and continues to be modified and updated to this day. This programme is intended to reduce the risk that a cyber threat could adversely affect the Company’s business resilience.

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

Catastrophic asset failure. Safety is paramount. Some of the assets that we own and operate are inherently hazardous and process safety incidents, while extremely unlikely, may occur.

●  We continue to commit significant resources and financial investment to maintain the integrity of our assets and we strive to continuously improve our key process safety controls.

●  We continue to implement our Group-wide process safety management system to ensure a robust and consistent framework of risk management exists across our higher hazard asset portfolio.

●  We have a mature insurance strategy that uses a mix of self-insurance, captives and direct (re)insurance placements. This provides some financial protection in respect of property damage, business interruption and liability risks. Periodically, independent surveys of key assets are undertaken, which provide risk engineering knowledge and best practices to the Group with the aim to further reduce our exposure to hazard risks.

We fail to effectively respond to the threats and opportunities presented by emerging technology, particularly the challenge of adapting our networks to meet the challenges of increasing distributed energy resources.

●  We have relaunched our dedicated Group Technology Team within the Strategy Function.

●  We undertake biannual reviews and briefings of emerging trends and developments and their implications for the Company with the Board.

28	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

Our internal control process

We have a number of processes to support our internal control environment. These processes are managed by dedicated specialist teams, including risk management, ethics and compliance management, corporate audit and internal controls, and safety, environment and health. Oversight of these activities is provided through regular review and reporting to the appropriate Board committees as outlined in the Corporate Governance section on pages 46–67.

Reviewing the effectiveness of our internal control and risk management

Each year the Board reviews the effectiveness of our internal control systems and risk management processes covering all material systems, including financial, operational and compliance controls, to make sure they remain robust. The latest review covered the financial year to 31 March 2016 and the period to the approval of this Annual Report and Accounts. It included:

●  the Certificate of Assurance from the CEO to the Board following consideration by the Audit Committee, which provides overall assurance around the effectiveness of our risk management and internal controls systems;

●  where appropriate, assurance from our committees, with particular reference to the reports received from the Audit, and Safety, Environment and Health Committees on reviews undertaken at their meetings; and

●  assurances about the certifications required under the Sarbanes-Oxley Act 2002 (Sarbanes-Oxley) as a result of our US reporting obligations.

The Board evaluated the effectiveness of management’s processes for monitoring and reviewing internal control and risk management. It noted that no significant failings or weaknesses had been identified by the review and confirmed that it was satisfied the systems and processes were functioning effectively.

Our internal control and risk management processes comply with the requirements of the UK Corporate Governance Code. They are also the basis of our compliance with obligations set by Sarbanes-Oxley and other internal assurance activities.

Internal control over financial reporting

We have specific internal mechanisms to govern the financial reporting process and the preparation of the Annual Report and Accounts. Our financial controls guidance sets out the fundamentals of internal control over financial reporting, which are applied across the Company.

Our financial processes include a range of system, transactional and management oversight controls. In addition, our businesses prepare detailed monthly management reports that include analysis of their results, along with comparisons to relevant budgets, forecasts and prior year results. These are presented to, and reviewed by, senior management within our Finance function.

These reviews are supplemented by quarterly performance reviews, attended by the CEO and Finance Director. These reviews consider historical results and expected future performance and involve senior management from both operational and financial areas of the business. Each month, the Finance Director presents a consolidated financial report to the Board.

As part of our assessment of financial controls in previous years, we identified a number of weaknesses in our US financial control framework. We are making progress in remediating these weaknesses. For more information, including our opinion on internal control over financial reporting, see page 183.

National Grid Annual Report and Accounts 2015/16	Internal control and risk management	29

Viability statement

The Board’s consideration of the longer-term viability of the Company is an extension of our business planning process, which includes financial forecasting, a robust risk management assessment, regular budget reviews and scenario planning. This activity is strengthened by a culture throughout the Company of review and challenge. Our vision and business strategy aim to make sure that our operations are sustainable and our finances are sustainable and robust.

As part of National Grid’s risk appetite framework, each year the Board reviews our target risk appetite levels and reflects on whether our decision-making behaviours over the past year have aligned with these targets. The Board confirmed that the Company’s behaviours over the past year had been in line with our target risk appetite.

We believe that five years is the most appropriate timeframe over which the Board should assess the long-term viability of the Company. The following factors have been taken into account in making this decision:

1.   We have reasonable clarity over a five-year period, allowing an appropriate assessment of our principal risks to be made;

2.   The Board considered whether there are specific, foreseeable risk events relating to the principal risks that are likely to materialise within a five to ten year period, and which might be substantial enough to affect the Company’s viability and therefore should be taken into account when setting the assessment period. No risks of this sort were identified; and

3.   It matches our business planning cycle.

We have set out the details of the principal risks facing our Company on pages 26 to 29, described in relation to our ability to deliver our strategic objectives. We identify our principal risks through a robust assessment that includes a continuous cycle of bottom-up reporting and review, and top-down feedback and horizon scanning. Through this assessment, priorities are elevated appropriately and transparently. This process is described in more detail on pages 26 to 27.

Over the course of the year the Board has also considered the following specific areas of our principal risks in detail:

The Board has considered the proposed sale of a majority share in our UK Gas Distribution business and has concluded that it will not have an adverse impact on the viability of the Company. It will continue to assess the strategic risks that the proposed sale presents when considering the approval of the transaction.

The Board has discussed the potential financial and reputational impact of the principal risks against our ability to deliver the Company’s business plan. This describes and tests the significant solvency and liquidity risks involved in delivering our strategic objectives within our business model.

The Board has also reviewed the stress testing of the principal risks. The Board started by considering our reputational and financial risk capacity. It then considered how that capacity might be tested by the principal risks. Each of the principal risks was tested for its individual impact based on assessing reasonable worst case scenarios over a five-year period, and considering reputational impacts and financial impacts (to the nearest £500m). The figure of £500m was selected because our financial risk capacity is very substantial and the Board was satisfied that this figure was appropriate in the context of an exercise aimed at testing threats to viability.

In addition to testing individual principal risks, the Board also considered the impact of a cluster of the principal risks materialising over the assessment period. They focused on the effect these could have on our reputation and stakeholder trust and how that could impact our business.

In assessing the impact of the principal risks on the Company, the Board has considered the fact that we operate in stable markets and the robust financial position of the Group, including the ability to sell assets, raise capital and suspend or reduce the payment of dividends. It has also considered Ofgem’s legal duty to have regard for the need to fund licenced National Grid Gas plc and National Grid Electricity Transmission plc activities.

Each Director was satisfied that they had sufficient information to judge the viability of the Company. Based on the assessment described above and on page 27, the Directors have a reasonable expectation that the Company will be able to continue operating and meet its liabilities over the period to May 2021.

Principal risk	Matters considered by the Board

Securing satisfactory regulatory outcomes and influencing future energy policy.

Updates and reviews of:

●     the regulatory situation in the US (including the position with our rate case filings);

●     the impact of the UK General Election on our business;

●     our regulatory position in the UK, including our RIIO mid-period review strategy;

●     the impact of the introduction of onshore competition in the UK;

●     the future of our System Operator and Transmission Owner roles;

●     the possible impact of greater European integration of energy markets; and

●     the potential impact of Brexit on our business.

Failure to deliver appropriate information systems and reliable data.	An update on our global IS systems.

We experience a catastrophic/major cyber breach.	An update on cyber security risks and a review of critical questions to be addressed.

Failure to respond effectively to the threats and opportunities presented by emerging technology, particularly the challenge of adapting our networks to meet the challenges of increasing distributed energy resources.

Failure to identify and execute the right opportunities to deliver our growth strategy.

A Board review of our US business and consideration of potential investment opportunities. Two Board strategy sessions to consider our growth strategy and looking at emerging technology and other industry developments.

30	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

In focus

Safety performance

7,700+

employees and contractors completed a driver safety programme on the risk of distractions while driving

Our networks

We continue to invest in new infrastructure and update our existing networks to deliver energy safely and reliably to our customers.

KPIs pages 18–21

Electricity Transmission

Gas Transmission

Gas Distribution

Innovation

We secured over

£22m

of funding for three major innovative projects. Read more about how this will be invested on pages 32–37

When I look at the different aspects of the UK’s energy landscape, it seems that one factor is a constant. Whether it’s the sources of energy, or regulatory and government policy developments, or the expectations of customers and industry stakeholders, the common factor that emerges is change.

For us at National Grid, a large part of our success depends on our ability to keep pace with it and adapt to it.

This year we’ve seen significant regulatory developments. Ofgem launched a consultation on extending competition in electricity transmission. We support this work and recognise that introducing competition is a good way to deliver value for consumers, if the right conditions are met. We outlined this in our response and will continue to use our experience to make sure a thorough assessment is undertaken before any change is finalised.

We have also been working alongside DECC and Ofgem to consider how to evolve the current SO model, to make it more flexible and more independent while remaining cost effective. In doing so, it is vital that there is no disruption to the pivotal role National Grid plays as SO in keeping the energy market working.

In May 2016, Ofgem announced a mid-period review of the RIIO-T1 price control looking at three specific output measures in gas and electricity transmission. The scope of this review is narrow with no changes to key financial parameters. Ofgem will now run a consultation process this summer, with any changes to be implemented in April 2017.

We’ve seen significant change inside the Company too. In November 2015 we announced our plans to commence a process to sell a majority stake in our Gas Distribution business. Since then we have been working on how we separate Gas Distribution from National Grid and create a stand-alone business ready for sale; making sure it has the right people, assets, systems and technology it needs to be successful in the future.

Set against all these developments, I’m delighted that our UK businesses have continued to perform well during the last year with continued world class safety levels and network reliability, as well as further developing our interconnector businesses with two new projects. You can read more about our UK operating highlights over the next six pages.

We can’t be complacent though. If we are to be trusted to provide a safe and reliable service today, to deliver a clean and sustainable future for energy, and to deliver on our promises to customers, we need to improve our performance.

This is why performance has been such an important area of focus for our UK businesses during 2015/16 – and it remains a priority for the year ahead, as you can read below.

Looking ahead to 2016/17

The coming year promises to be a challenge as we continue to respond and adapt to change across our businesses. Our priorities are very clear. We will create and subsequently sell a majority stake in a stand-alone Gas Distribution business and continue to work externally to influence future regulatory changes, while meeting the ever-changing needs of our stakeholders.

It’s important for us to be prepared for the possible introduction of competition in electricity transmission, that our people understand its implications, and that we are ready to review and respond to the mid-period review consultation. I am confident that as a business we will be ready for these changes.

At the same time we will continue our drive to improve performance, and make sure we develop a high performance culture to serve our customers as best we can.

National Grid Annual Report and Accounts 2015/16	Principal operations	31

Principal operations

Electricity Transmission We own and manage the electricity transmission system in England and Wales. Our networks comprise approximately 7,200 kilometres (4,470 miles) of overhead line, 1,500 kilometres (932 miles) of underground cable and 338 substations.

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

What we’ve achieved in 2015/16

The overall reliability of supply for our transmission system in 2015/16 was 99.999998%.

We have delivered an excellent safety performance; our safest year on record. Our lost time injury rate reduced by over 60% and our high potential incident rate fell by nearly 10%. We have focused on our key risk areas, such as safe driving and working at height and continue to work with our contractors to share best practice in safety management.

Following a seven year period of consultation, community engagement and planning applications we received a development consent order (DCO) for the construction of a new transmission circuit to connect the nuclear power station at Hinkley Point. To connect the power station to the network we will be removing existing pylons and constructing new overhead lines, undergrounding and using the award-winning T-Pylon.

Working with the stakeholder advisory group we have identified and recommended four projects to receive funding from the Visual Impact Provision project. These projects are in National Parks and Areas of Outstanding Natural Beauty across England and Wales and we have now started feasibility studies to review the existing overhead lines and develop proposals that will help further enhance these areas.

The North West Coast Connection Project continues to progress and maintain engagement with a broad range of stakeholders. This includes holding community information events along the preferred route corridor and meeting government officials, local authorities and focus groups to build support for the statutory formal consultation.

We have developed a mobile application which allows our operations teams to provide instant feedback on supplier performance. This is designed to save time, improve supplier performance and reduce costs in our supply chain, helping to deliver further value for consumers.

Priorities for the year ahead

Change: prepare for the potential challenge of increased competition in the transmission market, making sure we can deliver for our customers in both competitive and monopoly markets.

Programme delivery: increase the amount of work we can deliver, and reduce our costs through improving processes.

Operational efficiency: continue our drive for efficiency so we can improve productivity. Project delivery: complete delivery of key projects such as the London Power Tunnels.

Safety: maintain our world class safety performance.

In focus

Electricity transmitted across our network

253,981

(GWh)

Circuit breaker replacement programme

We have piloted a new approach to circuit breakers aiming to halve the time and cost of our replacements over the RIIO-T1 period. Completing additional condition assessments and interface engineering allows our new high voltage circuit breakers to be installed on top of existing structures, saving more than four weeks of time. We expect this new innovative approach to reduce our RIIO-T1 costs by more than £100m.

We were granted a £12 million award from this year’s Network Innovation Competition (NIC) which will be used to convert a substation at Deeside into an off-grid research facility. This will replicate a live substation and allow us to test the effects of future low-carbon generation on the network with no risk to security of supply. Once complete this will be the first facility of its kind in Europe.

“We are ready to respond to connection dates when we need to”

32	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

Gas Transmission We own and manage the gas national transmission system in Great Britain, with day-to-day responsibility to maintain a safe, reliable, and available operation. Our network comprises approximately 7,660 kilometres (4,760 miles) of high pressure pipe and 24 compressor stations. In 2015/16 the gas throughput across the system was more than 80 billion cubic metres.

What we’ve achieved in 2015/16

We have increased our annual network investment by a further £18 million and maintained excellent levels of network availability throughout the year.

We are committed to safety and are working to improve the fall protection equipment on all our trailers following our first lost time injury in more than two and a half years, when a contractor sustained a minor injury unloading a lorry in December 2015.

We have undertaken a detailed review of our end-to-end processes, focusing on removing waste and increasing value for our customers. One result from this efficiency work has been our ability to increase the volume of in-house maintenance work we deliver. We have also reduced the time we expect to take in connecting customers to the NTS as a result of these process improvements.

We received a further £4.8 million from Ofgem’s NIC to support our customer low-cost connections project. This project will introduce new technology that changes the connections process for customers, making it easier and reducing the cost for new customers to connect to the NTS.

We are investing in our Aylesbury, Huntingdon and Peterborough compressor stations to make sure they comply with the stricter environmental limits set out in the Industrial Emissions Directive (IED). We plan to complete the necessary upgrade works to all our sites affected by this legislation by 2023.

Priorities for the year ahead

Safety: build on, and further improve our safety culture and statistics through a review of our risk management approach.

Reliability: increase the amount of maintenance and replacement work on our assets, in line with our RIIO commitments and develop an improved asset health risk methodology.

Efficiency: improve the quality of data on our assets to enable better decisions on investments and to drive efficiencies in our project work. In response to customer feedback, work to reduce the time taken to connect customers to our network.

Innovation: continue to create value for customers and the wider industry through innovation, development and implementation.

Emissions compliance projects: meet the IED requirements by delivering our agreed asset enhancement and replacement programme.

In focus

X20,000

The gas throughput across the system in 2015/16 was more than 80 billion cubic metres, enough to fill Wembley Stadium more than 20,000 times.

Efficient robotics

Our pioneering robotics will negotiate complex pipework, withstanding extreme pressures. By avoiding unnecessary excavations, this technology has the potential to save almost £60 million in 20 years and generate carbon savings of over 2,000 tonnes.

Market context

The UK’s gas market and sources of gas are changing. Domestic demand has fallen over the last five years and a significant increase is not expected in future years. The UK continental shelf (UKCS) now makes up less than half our total gas supply, with the remainder coming from Norway, continental Europe, or further afield via shipped imports of LNG.

Overall, supply capacity now exceeds peak demand by more than 30%, giving our customers significant flexibility over which sources of gas they choose to meet demand. Flexible sources of supply, such as LNG importation terminals, interconnectors and storage sites, can respond to demand more quickly than traditional UKCS supplies. Therefore, our network needs to be able to respond to changing day-to-day and within-day supply and demand patterns.

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

National Grid Annual Report and Accounts 2015/16	Principal operations	33

Case study

Security of supply

Claire Spedding
National Grid, Contingency Balancing Reserve Manager

> "Are we prepared for tighter winter margins?"

Security of supply

Britain's energy landscape continues to change at an unprecedented rate, which creates challenges for the industry. We're acutely aware of these challenges, which have implications for how we operate the system.

As System Operator, our job is to keep the energy flowing so it's there when homes and businesses need it. It's crucial for us to make sure we have robust contingency plans and a variety of commercial tools in place to help balance supply and demand.

We use our expertise, knowledge and engagement with industry stakeholders to make sure we are well prepared. And that's been the case for one of the changes we've seen – tighter winter margins.

On 4 November wind generation was low and there was a series of unexpected generation plant breakdowns. We issued a notice to market participants, informing them of the forecasted position and requesting more capacity to be made available for the tea time peak in electricity demand. We used our new demand side tool for the first time and the market responded, helping meet peak demand.

We can't be complacent though. We will continue to work with DECC and Ofgem to make sure we have the right tools in place to balance the system in the future.

34	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

“We play a leading role in helping develop the UK’s future energy strategy”

Power Responsive

In June 2015, we launched the Power Responsive programme, designed to help drive demand side response (DSR) growth through greater customer awareness and clear participation policies. We believe DSR will play an increasingly vital role in building a secure, affordable, sustainable electricity system by providing greater flexibility.

Power Responsive offers a means for suppliers, businesses and policy makers to collaborate, build awareness and deliver improved DSR solutions, helping to reduce total energy costs. The goal is to achieve 30–50% of balancing capability from the demand side by 2020.

You can find out more about the programme and case studies from customers signed up to DSR at www.powerresponsive.com

System Operator

As System Operator (SO) we are responsible for making sure Britain’s gas and electricity is transported safely and efficiently from where it is produced to where it is consumed, when it is needed. We make sure that supply and demand are balanced in real time and we facilitate the connection of assets to the transmission system.

Market context

Sources of energy are changing. In electricity, an increase in renewable generation such as wind, solar and tidal power, together with a decrease in more conventional generation such as coal and gas, is leading to greater variability and uncertainty. In gas, the changing location of gas being input into the transmission system will drive greater need for flexibility as the traditional north-south flow diminishes.

This makes our role in matching supply and demand more challenging, so we work with the market to make sure we have appropriate tools in place to balance the transmission system. We work with our customers and stakeholders to shape the future of the energy market, providing analysis and insight into the changing nature of energy. We also facilitate changes to the market frameworks to accommodate new technologies and ways of working, while considering how the role of the SO should evolve over time.

The SO is at the forefront of this debate helping to find solutions with industry.

What we have delivered in 2015/16

We continue to play a leading role in helping develop the UK’s future energy strategy, and that of Europe. Our approach includes working with customers and stakeholders on initiatives such as the translation of new EU code requirements for gas, the development of new demand side services in the form of the Power Responsive programme, the harmonisation of gas trading arrangements across Europe, our Future Energy Scenarios reports, and System Operability Framework workshops and webinars.

Building on customer and stakeholder feedback, we have reviewed our operations and restructured our organisation to deliver what our customers need. Our customer survey process has been improved, so we can better understand our performance and develop action plans to improve the services we deliver.

We continue to balance the UK’s energy needs in real time. We contracted additional balancing services of 2.4 GW for the 2015/16 winter period to be available to help manage periods of peak demand. This includes 133 MW from demand side balancing reserve arrangements.

In our role as Electricity Market Reform delivery body we facilitated the market capacity auction, which secured over 46 GW of capacity at a final clearing price of £18 per kW per year. It was also the first time that interconnectors participated.

Priorities for the year ahead

We will continue to find better ways to provide timely, cost effective and innovative solutions to balance supply and demand for gas and electricity.

Market developments

We will continue to work with Ofgem and DECC as they develop proposals to help meet the energy challenges of the future, including options for greater SO independence and ensuring there is no disruption to the vital role of the SO. We will work closely with our stakeholders as proposals for roles and responsibilities of the SO become clearer.

Customers and stakeholders

We will continue to develop our longer-term strategy to understand the issues that will affect our customers and stakeholders in the future, and plan how we will best support them.

Delivering energy

We will continue to support the evolution of market frameworks in the UK and Europe to enable new types of generation and demand to come forward in response as the energy landscape changes.

National Grid Annual Report and Accounts 2015/16	Principal operations	35

Case study

Sustainability

David Parkin
National Grid, Network Strategy Director

"How can innovation help us reduce emissions?"

Cleaner gas

Around a third of the UK's greenhouse gas emissions are associated with heat, the majority of which is provided by natural gas.

Decarbonising domestic heat remains one of the major challenges in society's energy trilemma, so our Gas Distribution business is developing sources of renewable gas that can be transported through our existing networks. This approach means we can deliver low carbon heat directly to people's homes without the need for costly new infrastructure.

In 2015/16 we connected 12 new anaerobic digestion plants to our network. These plants generate renewable gas from a range of organic feedstock, including agricultural by-products and sewage waste, which is cleaned and processed.

We are working with the developers who own and operate these plants to reduce the cost and timescales of their connections to our networks.

Other innovative ways of reducing costs include our first high pressure plastic pipeline. We are also working with a range of parties to develop bio-substitute natural gas (BioSNG), which will enable us to generate renewable gas from a broader range of feedstock, including black bag domestic waste.

We are at the forefront of 'greening the gas grid', and foresee a lot more progress in this sector through the RIIO period.

36	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

Gas Distribution We own and operate four of the eight regional gas distribution networks in Great Britain. Our networks comprise approximately 131,000 kilometres (81,400 miles) of gas distribution pipeline and we transport gas from the national transmission system to around 10.9 million consumers on behalf of 39 gas shippers.

In focus

263TWh

Gas consumption in our networks

We manage the National Gas Emergency number (0800 111 999) on behalf of all gas distribution networks.

We handled nearly 2.3 million calls during 2015/16, across the emergency number, enquiry lines, appliance repair helpline and meter enquiry service.

Improving customer communications

To provide our customers with a safe and secure supply of gas we continue to invest in the network by replacing the existing metal gas mains pipes, which supply around 150,000 homes every year, with new hard-wearing plastic pipes.

A trial of a new suite of customer communication materials resulted in a 51% reduction in the number of complaints and enquiries in the trial areas. We will introduce these communication materials across all our networks in 2016/17 with the aim of improving our overall customer satisfaction performance, which is not yet at the level we would like.

Market context

We manage our networks to keep our customers safe and warm. We are incentivised through RIIO to operate efficiently and deliver services that our customers and stakeholders value.

Ofgem is able to make comparisons across all eight networks. It establishes outputs they are expected to deliver so we all maintain a safe and reliable network; make a positive contribution to sustainability and protect the environment; provide connections to supply new consumers and support new gas entry points into the network; meet their social obligations; and provide an agreed standard of service to consumers and other stakeholders.

We collaborate with the industry on issues, such as innovation, safety and the future of networks to deliver outcomes that customers value.

Gas remains an important part of the current and future energy mix and we are working with our customers and stakeholders to develop our networks to accommodate gas from new sources, such as biomethane.

What we’ve achieved in 2015/16

We remain committed to our ambition to be the best gas distribution business in Britain and continue to focus on delivering a safe and reliable service for our customers.

This year we were prosecuted for incidents at Scunthorpe and Dugdale and, after pleading guilty, accepted fines of £3m. We acknowledged that we did not do our job properly on these occasions and have since changed the way certain activities are carried out.

We have worked on improving the services we provide for our customers that make us a more efficient business. Responding to feedback from our employees and stakeholders, we have been improving the mobile technology used by our workforce and reducing the number and size of the holes we dig in the roads. These initiatives improve customer satisfaction and will also help us to continue delivering our RIIO outputs.

We have continued to connect different sources of gas to our network, particularly biomethane. Since the first connection in October 2013, we have now completed 22 biomethane connections in our networks.

The most innovative during 2015/16 was Raynham Farms, Norfolk, which saw the first plastic pipe local transmission system connection in the UK.

We also connected the UK’s first HGV filling station to the high pressure local transmission system. This new facility in Leyland, Lancashire, supplies 100% renewable biomethane and will therefore play an important part in the UK’s rapidly growing renewable refuelling infrastructure. Our industry-leading work on the future of the gas network will ensure the gas distribution business features heavily in the nation’s energy infrastructure for many years to come.

We have been preparing our business for the introduction of domestic smart meters, which, following a UK Government coordinated rollout, we expect will be standard across the country by the end of 2020.

We have invested further in technology for our strategic partners. The Tier One Replacement System (TORS) enables us to replace the pipes beneath our feet without the need for excavations. TORS promises a revolution in working practices and less disruption for our customers. Following trials, we are looking to use this technology in 2016/17 and further improve safety, network efficiency and customer satisfaction.

Priorities for the year ahead

Maintain a stable and strong business throughout the process for the potential sale, to maximise shareholder value and continue to deliver a safe and reliable network.

Create a truly customer-focused business by removing inconsistencies in service delivery, reducing the number and size of excavations, and introducing the new customer communication materials.

Optimise our processes and work more collaboratively to continue to operate an efficient network for employees and customers.

Create further value in the business to improve financial stability and customer satisfaction, and increase operational efficiency.

We will also strive to have our safest year yet, and continue to work with the UK Government on the future role of gas and increase the use of new technologies.

National Grid Annual Report and Accounts 2015/16	Principal operations	37

In focus

3.5m

electricity consumers in New England and upstate New York.

174km

(108 miles) of underground cable, 491 transmission substations and 668 distribution substations we operate in New England and upstate New York.

15 year

Our Power Supply Agreement (PSA) with LIPA is for 3,634 MW of capacity, comprising eight dual fuel (gas/oil-fired) steam units at three sites, 11 dual fuel combustion turbine units, and 27 oil-fired combustion turbine/diesel units.

27.5TWh

of electricity we forecast, plan for and procure annually across three states.

3.6m

consumers received services from our gas distribution networks including 24,341 new gas heating customers in 2015/16.

I believe there’s something special about living, working, and playing in the communities we serve. We have approximately 15,000 employees serving the energy needs of more than seven million customers in our service territories in Massachusetts, New York and Rhode Island.

Our shared sense of community has taught us that today’s customer is savvy, forward-thinking, and deeply mindful of the environment. We all want the same thing – to keep our communities healthy and prosperous. Together we can do it by working to solve what I believe is the greatest challenge of our time – climate change – while delivering innovation and economic development.

This makes our next steps as an energy provider straightforward: we need to make sure our energy becomes cleaner, more efficient, resilient and reliable, and with more customer choices.

We’ve promised to meet the energy needs of our customers in New England and New York. Let me tell you how we’ve done that over the past year, and what we have planned for the future.

A balanced approach

Our energy is becoming cleaner. All three of the states we serve have established goals of 80% reductions in emissions economy-wide versus 1990 levels by 2050. These states have already made progress toward their targets, but almost all emission reductions have come from cleaning up power generation.

We are also committed to working towards a decarbonised energy network by 2050. It’s why we advocate for a balanced solution that includes renewables, energy efficiency, and increasing gas transmission.

We are taking the lead on innovating ways to make solar connections easier and more affordable. We support the Deepwater Wind project off the coast of Block Island, the first offshore wind project in the US. We are also proponents of the Maine Green Line, which would use a submarine cable to transmit wind power from northern Maine to Massachusetts, supplemented by imports of hydropower from Canada.

In both New England and New York, we are planning for new or expanded gas pipelines. You can read about what we’re doing in each of our service territories in our regulated business section, pages 39 to 41.

In 2015, we received a number of accolades: ACEEE scored all three states in which we operate in the top 10 in energy efficiency; we are number five in the nation for solar megawatts installed per customer (according to the Solar Electric Power Association); and we were named the number one green utility in the US according to Newsweek’s ‘Top Green Companies in the World 2015’.

Looking forward

Connect21 remains our strategy to build and operate a better energy distribution network for the 21st century digital economy. Also gas forms a bridge that will help take us to a decarbonised future. It supports our intent to bring on more intermittent renewable energy generation until reliable large-scale energy storage technologies become available.

While aggressive, our strategy establishes a platform for a decarbonised energy supply chain without economic disruption in local communities.

38	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

US Regulated business

“We filed three rate cases in 2015 – one in Massachusetts and two in downstate New York”

What we do and where we do it

Electricity

We jointly own and operate transmission facilities across upstate New York, Massachusetts, New Hampshire, Rhode Island and Vermont. We own and operate electricity distribution networks in upstate New York, Massachusetts and Rhode Island.

Gas

We own and operate gas distribution networks across the northeastern US, located in upstate New York, New York City, Long Island, Massachusetts and Rhode Island.

What we’ve achieved during 2015/16

Safety

Our safety performance continues to improve. Through to March 2016 we’ve seen a 9% reduction in the number of injuries requiring medical attention and a 26% reduction in the number of injuries requiring employees to be out of work. We believe these improvements are the result of our safety plans, aimed at reducing key risks and preventing incidents, along with enhanced and targeted communications on lessons learned and intended to prevent reoccurrence.

During 2016/17, we will continue to build on safety plans with a significant focus on the prevention of soft tissue injuries, slips/trips/ falls, and road traffic collisions.

Rate cases

We filed three rate cases in 2015 – one in Massachusetts and two in downstate New York.

In Massachusetts, we proposed to set new electricity distribution rates that will allow us to continue investing in our electricity infrastructure and improving service to our 1.3 million electricity customers. This submission covers only the distribution rates, found in the delivery portion of National Grid’s electricity bills. This is the cost of delivering electricity to our customers and includes costs such as poles, wires, utility trucks, customer computer systems and taxes – all the costs to operate our business.

In New York, we proposed to update and reset our gas delivery rates that will allow us to continue investing in our natural gas networks and improving service to our 1.8 million gas customers in Brooklyn, Queens and Staten Island and Long Island/Rockaway Peninsula.

These proposals will let us:

●	modernise and enhance the safety, reliability and resilience of our gas infrastructure;
●	upgrade our gas network to deliver economic and environmental benefits;
●	extend our gas expansion programme and add more gas heating customers each year;
●	improve customer service capabilities; and
●	deliver economic development funding and promote STEM education programmes.

These three proposals are undergoing a thorough review process by our regulators in each state. If approved, new charges will take effect from 1 October 2016 in Massachusetts and 1 January 2017 in New York.

Additionally, the New York Public Service Commission (PSC) will soon decide on two important items related to Niagara Mohawk. In December 2015, we filed a capex petition for Niagara Mohawk, which builds upon similar successful interim capex filings done for KEDNY and KEDLI in the past, and seeks to provide funding for $1.4bn of capex across FY17 and FY18. This ‘extension filing’ should allow us to use deferral account money, so that customer rates do not increase until we make our next full rate filing. Secondly, we are also waiting for approval for our Niagara Mohawk’s financing plans, which will enable us to fund future construction and meet the mandatory redemptions. The petitions also afforded us with an opportunity to replace higher cost debt when economic to do so.

New Energy Solutions

In July, we announced the creation of our New Energy Solutions (NES) team. This team is focusing on driving cleaner energy, improving efficiency, affordability, and choice for customers. The goal of NES is to deliver state-mandated initiatives such as New York State’s Reforming the Energy Vision (REV) and Grid Modernization (GridMod) in Massachusetts. It is also driving other innovative energy initiatives, like large-scale solar, electric vehicles, and battery storage.

Our jurisdictions

Each of our jurisdictions has projects under way to develop economic and environmental health in three ways: by driving economic growth; providing cleaner energy; and advancing innovative technologies. The following highlights some of our 2015/16 achievments.

Massachusetts

Year one of a two-year smart energy solutions smart grid pilot achieved a 98% retention rate from the original 15,000 customers who started in the pilot, a 72% customer satisfaction rate, and for active participants, an average energy saving of $100 or more.

Earlier this year, we submitted a proposal for a two-pipeline solution to address natural gas constraints in New England that included contracts with Access Northeast and the Northeast Energy Direct gas pipeline project. MADPU began a review of those proposals.

In April, Kinder Morgan decided not to move forward with Northeast Energy Direct. We have begun work to identify alternative solutions that can help meet the needs of our current and future gas customers.

The project was part of a two-pipeline solution intended to provide additional gas delivery capacity into the region for electricity generators. So, to stabilise electricity supply prices for our customers, Spectra’s proposed Access Northeast project now becomes increasingly critical for the region.

Customers have been subjected to billions of dollars in electricity price increases over the last three winters. Supply prices are market-driven and are largely due to the increased demand for natural gas. An increase in supply capacity will help meet demand and lower prices for our customers.

We installed 28 miles of new gas mains, replaced 150 miles of gas mains, and added more than 6,900 new natural gas customers.

New York

In December 2015, we energised the Five Mile Road substation in rural Cattaraugus County, south of Buffalo. The $51.7 million project was several years in the making, and brings increased reliability and capability to the Company’s bulk power transmission network across the southwest portion of New York state. It also involved upgrades to existing transmission circuits in the region.

We opened a new gas control centre on Long Island. This monitors and controls the gas system in our downstate and upstate regions. It also houses the Academy, a centre for technical and management training. High school students are welcome here through

National Grid Annual Report and Accounts 2015/16	Principal operations	39

Principal operations continued

US Regulated business

our Engineering Pipeline Program, to explore engineering safety, natural gas operations, electric power systems and smart grid technologies.

We awarded our two largest energy efficiency grants since our energy efficiency incentive programme began in 2009. With a $1.8 million incentive, Finch Paper in Glens Falls, New York purchased new equipment to remove bark and chip wood, reduce its energy use, yield more fibre, and secure a long-term supply of eight-foot logs, the company’s primary raw material. Quad Graphics in Saratoga Springs, New York used a $1.1 million grant to install a more efficient printing press that has increased production by more than 60%.

We continue to invest more in replacing gas mains. The NYPSC approved $414 million gas infrastructure investment in Long Island to speed up the replacement of ageing pipe and extend the use of natural gas to more customers. We added more than 15,600 new gas customers.

Rhode Island

As part of our sea2shore project, we’ve begun installing an underwater 34.5 kV cable in preparation for Deepwater Wind, the nation’s first offshore wind farm. The approximate 20-mile underwater cable will link Deepwater’s five turbine project off Block Island to the mainland power grid.

The 30 MW wind farm has the capacity to generate enough power for 17,000 homes and will also include a fibreoptic line, bringing high-speed internet service to Block Island for the first time. The wind farm is expected to start operating this autumn.

We added seven miles of new gas mains, replaced 50 miles of gas mains, and added more than 1,800 new natural gas customers.

FERC

Partnering with Eversource, we completed the interstate reliability project, completing the New England East West Solution – a suite of projects designed to strengthen the reliability of the regional power grid.

Our costs for the project, $267.6 million, include station upgrades and the installation of a 75-mile, 345 kV transmission line along rights-of-way in Connecticut, Massachusetts and Rhode Island.

Along with three other leading energy companies, we announced in January 2016, a proposal – The Wind and Hydro Response – to deliver 400 MW of reliable, cost-effective clean energy to New England. The Wind and Hydro Response is our answer to a request for clean energy solutions that was issued jointly by state agencies and electricity distribution companies (including National Grid) in Massachusetts, Rhode Island and Connecticut.

Priorities for the year ahead

Our Connect21 journey continues to evolve with these three priorities for 2016/17: Performance excellence, customer value, and future customer expectations.

Performance excellence: Continue our safety compliance and performance excellence journey. Drive new ways of working, including performance excellence, compliance improvement programmes, and safety plans.

Customer value: Maximise and communicate customer value. Deliver tangible value to customers as identified and measured by our service-level agreements.

Future customer expectations: Anticipate future customer needs and transform our customer experience. Leverage jurisdictional model, digital customer experience, Connect21 platform, New Energy Solutions, and REV/Grid Mod filings.

Solar initiative in Massachusetts

Our Solar Phase II initiative installs large solar systems on sites we believe will bring the most benefit to the electric distribution system, regardless of the construction challenges it may pose.

Approved by MADPU in 2014, the initiative allows us to install up to 20 MW of utility-owned solar capacity.

During 2015/16 we partnered with local solar developers and municipalities to secure 18 sites in 12 municipalities across Massachusetts for projects ranging from 650 kW to 1 MW. So far, we have constructed and connected four sites, providing 3.3 MW of solar capacity to the grid.

In focus

Connect21

Connect21 is our strategy to advance America’s natural gas and electricity infrastructure beyond its 20th century limitations, and create a more customer-centric, resilient, agile, efficient and environmentally sound energy network.

16.5bn

standard cubic metres of gas that we forecast, plan for and procure annually.

40	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

Case study

Cost

Khaled Halabi
National Grid,
Commercial Energy Efficiency
Senior Sales Representative

nationalgrid
nationalgrid

"How are we helping customers with energy efficiency?"

Quad Graphics

Quad Graphics, a print company, planned to invest in a new printing press that would increase its production output and help grow the business. Our energy efficiency consultant Khaled Halabi worked alongside the company, studying its printing process, determining that the proposed new press would use substantially less energy than the existing one.

With the new press in place, Quad Graphics will save 4.3 million kilowatts of electricity each year, achieving annual savings of around $380,000, while productivity is set to increase by more than 60%. The company was also expecting to take on 50 additional employees.

National Grid Annual Report and Accounts 2015/16	Principal operations	41

Case study

Growth

Nick Sides
National Grid,
Head of Interconnectors

"How can interconnectors play a vital role in our energy future?"

Interconnectors
Electricity interconnectors are an absolutely vital part of the UK's energy mix. They physically link the UK to other European energy systems, giving the country access to a much larger and more diverse supply of power. This provides significant benefits for both UK energy consumers and for National Grid. Interconnectors provide a flexible supply of power in times of system stress and are an efficient way of transporting energy from where there is excess supply to where it's needed most.

We're currently operating two electricity interconnectors – IFA to France and BritNed to the Netherlands. We're constructing NEMO to Belgium and NSL to Norway, which will be the world's longest subsea interconnector when completed. We're also developing a number of new interconnector projects, including IFA2 to France and Viking Link to Denmark.

There are challenges of course. We need to manage an increasingly complex regulatory environment, while providing the highest levels of technical excellence.

We're constantly looking to create value for our customers.

42	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

Principal operations continued

Other activities

“We sold two sites this year, creating the potential for more than 1,750 new homes in London”

In focus

31%

Approximate percentage of UK gas from LNG imports, up from 27% in 2014.

LNG ship reloading

During 2015/16, we completed our first LNG ship reload where more than 157,000m3 of LNG, at around -158°C, was transferred onto another ship for onward transport. The reload process, coupled with the storage capability available at Grain, provides greater flexibility for customers.

Creating potential for new homes

In April 2015 we sold our site at Leeside Road, Tottenham to the London Borough of Enfield. The 17 acre site has potential for 840 homes. We dismantled two gas holders before the sale, using clay from the London Power Tunnels project to fill in the holder bases.

In the same month we sold our 90 acre site at Ebbsfleet Green to Redrow homes. The site has potential for 950 homes and forms part of the wider garden city proposal championed by Chancellor of the Exchequer George Osborne.

Interconnectors

The England-France interconnector (IFA) is a 2,000 MW HVDC link between the French and British transmission systems with ownership shared between National Grid and Réseau de Transport d’Electricité. Average availability for 2015/16 was 92.94%, up from 90.46% in 2014/15. A substantial proportion of the flow continues to be in the import direction, from France to Great Britain.

In July 2015, we launched a new process that gives customers vital information before an outage, meaning they are more able to accurately react and adjust their market position – improving the service they receive from IFA.

BritNed is a joint venture between National Grid and TenneT, the Dutch transmission system operator. It owns and operates a 1,000 MW HVDC link between England and the Netherlands. As with IFA, a substantial proportion of the flow is in the import direction from the Netherlands to Great Britain.

Following Board approval for the Belgium (Nemo Link) and Norway (North Sea Link) interconnectors in 2015, construction is now under way for both projects.

Nemo Link, developed between National Grid Interconnector Holdings Ltd and Elia, the Belgium transmission system operator, will connect Richborough in the UK and Herdersbrug in Belgium. The subsea cable will be 130 kilometres in length and have the capacity of 1 GW. Nemo Link is due to be operational in 2019.

North Sea Link (NSL) will connect Blyth in the UK and Kvilldal in Norway. Developed between National Grid and Statnett, the Norwegian transmission system operator, at 720 kilometres, NSL will be the world’s longest subsea cable and will have a capacity of 1.4 GW. NSL is expected to be operational in 2021.

Grain LNG

Grain LNG is one of three LNG importation facilities in the UK. It operates under long-term contracts with customers and provides importation services of ship berthing, temporary storage and re-gasification into the national transmission system.

Our road tanker loading facility was commissioned in November 2015. The new loading hub offers a more environmentally-friendly alternative fuel and allows road tanker operators to load and transport LNG in bulk.

Metering

National Grid Metering (NGM) provides installation and maintenance services to energy suppliers in the regulated market in Great Britain. It maintains an asset base of around 13.4 million domestic, industrial and commercial meters.

Customer satisfaction scores for NGM remain positive for both its domestic, industrial and commercial businesses. We continue to work with our customers on areas for improvement by exploring additional products and services so we can respond to the rapidly changing non-domestic sector.

We continue to evaluate the opportunity of participating directly in the smart metering market by providing an end-to-end, dual-fuel smart metering offering to energy suppliers.

UK Property

National Grid Property is responsible for the management, clean-up and disposal of surplus sites in the UK, most of which are former gas works.

During 2015/16, we sold two sites and exchanged contracts on several high-profile land disposals with our joint venture partners under St William Homes LLP. Our estate management, gas holder dismantling and contaminated land clean-up programmes continue to reduce operational risk across our portfolio. In April 2016 BNP Paribas Real Estate took on our new real estate management services.

Xoserve

Xoserve delivers transactional services on behalf of all the major gas network transportation companies in Great Britain, including National Grid. Xoserve is jointly owned by National Grid, as majority shareholder, and the other gas distribution network companies. Xoserve celebrated its 10 year anniversary as a company on 1 May 2015.

US non-regulated businesses

Some of our US businesses are not subject to state or federal rate-making authority. These include interests in some of our LNG road transportation, some gas transmission pipelines (our minority equity interests in these are not regulated) and certain commercial services relating to solar installations, fuel cells and other new technologies that are an important part of our future.

Corporate activities

Corporate activities comprise central overheads, Group insurance and expenditure incurred on business development.

National Grid Annual Report and Accounts 2015/16	Principal operations	43

Our people

If we are to achieve our strategic objectives, we need to make sure our employees have the right skills and capabilities.

Safeguarding the future

We remain committed to helping address the significant skills challenge facing the engineering profession in both the UK and US.

In the UK, engineering companies are projected to need 182,000 people with engineering skills each year until 2022, according to the 2016 Engineering UK Report – yet the estimated shortfall is 69,000 annually.

A particular concern has been the low number of young women interested in engineering. Our initiatives include our residential work experience week, which in 2015 extended to around 100 young people, balanced 50/50 between girls and boys. 99% of the students said that the experience increased their interest in engineering, while 69% of the female students said that it persuaded them to follow a career in the energy industry.

We are helping schools, parents and children see engineering as a modern, dynamic, desirable career with a great future. Our employees act as education ambassadors who volunteer their time for a range of activities in the classroom and at science and engineering fairs, most notably on STEM enrichment, careers education and our work experience programmes.

In the US, we completed the sixth year of our National Grid Engineering Pipeline Program, designed to inspire high school students to pursue an engineering education and career. To date, 258 promising students have participated in the programme.

We promoted STEM education and careers to more than 300 middle and high school students during our Engineering our Future initiative. We also partner with seven local community colleges to deliver programmes designed to produce future electric line workers.

We have begun a partnership with the State University of New York to develop a Natural Gas Technician Certificate Program, designed to address future hiring needs for our gas operations.

We are continuing our partnership with the Center for Energy Workforce Development on its ‘energy industry fundamentals’.

Our US work experience opportunities include summer internships. Some interns start their journey into the energy industry through our Engineering Our Future programme and go on to join our Company through our graduate development programme.

We also offer summer internships in the UK, as well as 12 month industrial placements to undergraduates in their penultimate year. These programmes offer students the opportunity to experience our Company before deciding to join the organisation as graduates.

Building skills and expertise

Providing high-quality development opportunities for our employees is essential for us to construct, maintain and operate our electricity and gas networks safely and reliably. This year, our Academy has delivered 154,025 days of technical, safety, leadership and personal effectiveness training across our global workforce.

In January 2016, we inducted 75 high-potential employees onto our accelerated development programme; designed to enhance our leadership succession planning.

We have also developed our performance leadership programme, designed to help strengthen our performance leadership capability for leaders who manage functions or organisations.

Promoting an inclusive and diverse workforce

Our inclusion and diversity activities include attraction and recruitment, development, leadership, role modelling and cultural change.

A number of UK leaders were paired with mentors representing a range of diverse characteristics, allowing them to increase their knowledge of a particular area of diversity. Feedback was very positive and a further wave of the programme is planned.

In the US, we have continued to promote inclusiveness through programmes designed to raise awareness of unconscious bias and disability employment. Senior leaders have also shared personal experiences about inclusion through a series of videos.

We support 10 employee resource groups in the US, and six in the UK, that encompass inclusion and diversity. These groups are chaired by senior business leaders, so they can shape change within the business and the communities we serve, while providing professional development to the members.

In addition to our well-established Springboard and Spring Forward programmes for women, we are introducing a programme targeted at other under-represented groups – mainly ethnic minorities. We are also piloting a new online professional development platform for women and an initiative in the US is introducing more women into our field force.

Externally, we continue to be recognised as an employer of choice and work in partnership with a number of organisations that promote inclusion and diversity.

National Grid employees were named as the EY Young Energy Professional of the year 2015; a finalist in the Black British business awards; and one of six women profiled in the EY Women in Power and Energy Index 2015.

At the end of 2015, we were one of the first FTSE organisations to publish UK gender pay data.

In the UK, we have signed up to the Living Wage Foundation. We have committed to making sure our employees and those of our new suppliers are paid at least the Living Wage and have also pledged to take this further than the accreditation requires, including a commitment that our apprentices, interns and graduates at National Grid are also paid at least the Living Wage.

44	National Grid Annual Report and Accounts 2015/16	Strategic Report

Strategic Report

In focus

1.8m

Number of engineers, technicians and crafts people needed in the UK over the period 2012–2022.

7

Number of US local community colleges with whom we partner to deliver utility technology training programmes.

KPIs

pages 18–21

Board diversity

EmployAbility

In the UK, the EmployAbility programme targeted at young people with special needs is a notable example of the work done by our employee resource groups. The programme has now expanded to offer work experience internships at a number of our sites, and has garnered public recognition for its innovation and impact. Our US business has now launched its own pilot of the EmployAbility programme.

Troops to energy jobs

We work with veterans through the US troops to energy jobs programme, designed to help veterans make the transition from military service to the energy industry. Through our role with the US Joining Forces initiative, launched by the White House, we are aiming for 10% of our new hires to come from veterans over the next 10 years.

“Our UK employees raised

  over £600,000 in support

  of Macmillan, our chosen

  charity partner”

The table below shows the breakdown by gender at different levels of the organisation. We have included information relating to subsidiary directors, as this is required by the Companies Act 2006 (Strategic Report and Directors’ Reports) Regulations 2013. We define ‘senior management’ as those managers who are at the same level, or one level below, our Executive Committee. It also includes those who are directors of subsidiaries, or who have responsibility for planning, directing or controlling the activities of the Company, or a strategically significant part of the Company, and are employees of the Company.

	Financial year ended 31 March 2016
	Male	Female	Total	Male %	Female %
Our Board	8	3	11	72.7	27.3
Senior management	189	63	252	75	25
Whole Company*	19,177	5,891	25,068	76.5	23.5

*	This measure is also one of our Company KPIs. See page 20 for more information.

Health and wellbeing

During 2015/16 we have continued to raise awareness of mental wellbeing across our UK business.

We have a leading role in the Business in the Community Workwell campaign that is focusing on mental wellbeing in the workplace, and also an alumni network supporting the Time to Change campaign.

More than 670 of our employees have pledged to support this campaign, and others have shared their personal stories, encouraging colleagues to talk about mental health. During 2015/16, we have trained more than 250 employees on mental health first aid.

Initiatives designed to improve employees’ understanding of good nutrition have included a nutritional challenge. Our wellbeing kiosks were used more than 16,000 times by our employees during 2015/16, recording data such as blood pressure and weight.

In the US, our focus on soft tissue injury prevention included a sports therapy initiative. Our educational programmes focused on diseases such as diabetes and cancer.

Our employee engagement survey results continue to show that employees have a good awareness of our wellbeing programmes.

Volunteering

Our employees continue to share their skills, time and expertise through skills-based volunteering and fundraising activities.

In the UK, employees provided more than 14,000 hours of support to community projects. They participated in a number of fundraising activities to help our employee chosen charity partnership with Macmillan Cancer Support reach its fundraising target. Their efforts helped us exceed our target, raising more than £600,000, which provided 3,121 emergency fuel grants to people affected by cancer. We also raised more than £17,000 for Special Olympics Great Britain by organising a summer games event and supported the organisation’s Athletes Leadership Programme.

In the US, our Power to Serve employee volunteering programme supports our stewardship and safety principles. It seeks to acknowledge existing community service, as well as to create new volunteer opportunities for employees.

Human rights

National Grid does not have a specific policy relating to human rights, but respect for human rights is incorporated into our employment practices and our values, which include respecting others and valuing diversity. See page 194 for more information.

National Grid Annual Report and Accounts 2015/16	Our people	45

Letter from the Chairman and

Corporate Governance contents

Sir Peter Gershon Chairman

Corporate Governance contents

Letter from the Chairman	46

Our Board	47

Corporate Governance	49
– Board composition	49

– Our Board and its committees	49

– Board focus	50

– Directors’ induction programme	51

– Director development and training	51

– Investor engagement	51

– Board and committee membership and attendance	52

Board and committee evaluation	52

Audit Committee	54

Finance Committee	59

Safety, Environment and Health Committee	60

Nominations Committee	61

– Board diversity and the Davies Review	62

Management committees	63

Statement of compliance with the UK Corporate Governance Code	64

Index to Directors’ Report and other disclosures	67

Directors’ Remuneration Report	68

Dear Shareholders,
This has been an interesting and exciting year for the Company and the Board, with the Board agenda focusing on some significant topics. External influences on the Board agenda included cyber security, the future of the System Operator, political developments and how the referendum on continued UK membership of the EU will affect the Company. The Board has also been spending time on the Company’s strategy for the short and long term, the Group’s principal risks and risk appetite, US rate case filings and the proposed sale of our UK Gas Distribution business, all of which are referenced in more detail later in this report.

Changes to the UK Corporate Governance Code 2014 (the Code)
Following the changes introduced in the Code and the Financial Reporting Council’s (FRC) guidance on risk management, the risk team and Audit Committee reviewed our risk processes to make sure we have effective systems and processes in place to meet the new requirements. You can read more about our processes on pages 26 and 27.

The Board also reviewed and approved the Company’s principal risks. This has been a very valuable process for the Board and played an important part in its approval of the viability statement required by the Code. You can read our new viability statement on page 30. After many recent changes to the Code, including the final draft of the UK Corporate Governance Code 2016, I welcome the FRC’s commitment to avoid further updates to the Code until at least 2019, which will allow the UK governance landscape to settle and establish itself.

External Board evaluation

This year we appointed Independent Audit to undertake a formal and rigorous externally facilitated Board and committee evaluation. With the recent changes to the Code we thought it would be appropriate for the evaluation to focus on risk. Independent Audit concluded that the Board was working well and that it benefits from a good mix of experience from both the UK and US. They noted there was a good balance between strategic, operational and regulatory matters, with good engagement supported by thorough work by management. They made a number of recommendations in relation to risk, principally focused on cascading risk management further down the business. The results of the evaluation were presented to the Board in April, and a number of recommendations to take forward were considered by the Board in May. We will be monitoring the outcome during the year and will report on progress in next year’s Annual Report and Accounts. You can find more information about the evaluation on pages 52 and 53.

Cyber security

During the year, the Board considered the threats we face and the effectiveness of our cyber security strategy to mitigate the inherent risks. In June 2015, the Board received an in-depth presentation so it could gain a comprehensive overview of the Company’s long-term strategy on this issue. The focus was on establishing guiding principles for cyber security, deciding what questions the Board should be asking of the cyber security team and the development of a new cyber programme. This will improve the existing programme and help enhance the level of security to protect the business and to keep pace with the increasing scale and sophistication of threats. The Board will be receiving cyber security training and additional updates later in the year.

Board changes

As previously announced, Steve Holliday retired as Chief Executive on 31 March 2016, and will step down from the Board on 22 July 2016. He was succeeded as Chief Executive by John Pettigrew. Steve will leave National Grid after nearly a decade as Chief Executive and 15 years on the Board. Following John’s appointment, we will also welcome Nicola Shaw on to the Board as Executive Director, UK from 1 July 2016.

In my role as Chairman, I am responsible for making sure the Board operates effectively, by promoting effective relationships and open communication between Directors. This is particularly important as the membership of the Board changes and new relationships are formed. Maintaining and promoting a culture of openness and debate and making sure the Board work together as a team are also important aspects considered during an appointment process.

The Nominations Committee oversaw the rigorous selection process in the search for Steve’s successor and for our new Executive Director, UK. You can read more about this on page 61. These appointments were key to the Board and the fit with the current membership and how the individuals combine to add value was an important consideration in the decision-making process.

Sir Peter Gershon

Chairman

46	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Our Board

Key

A Audit Committee

F Finance Committee

N Nominations Committee

R Remuneration Committee

S Safety, Environment and Health Committee

(ch) Chairman of committee

^ Including National Grid Group plc

Tenure as at 31 March 2016

Charts and committee membership are as at 18 May 2016

Sir Peter Gershon CBE FREng (69)

Chairman N (ch)

Appointed: 1 August 2011 as Deputy Chairman and became Chairman with effect from 1 January 2012

Tenure: 4 years

Career: Sir Peter is a Fellow of the Royal Academy of Engineering and has held a number of senior positions across multiple industries. His previous appointments include Chief Executive of the Office of Government Commerce, Managing Director of Marconi Electronic Systems and a member of the UK Defence Academy Advisory Board. Sir Peter is currently Chairman of Tate & Lyle plc and a Non-executive Chairman of the Aircraft Carrier Alliance Management Board and most recently a Trustee of The Sutton Trust Board.

Skills and experience: Sir Peter has significant board level experience gained across multiple industries, with considerable experience in Government through previous roles. He also has significant experience of general management both in the city and internationally and brings to the Board an in-depth understanding of the high-tech industry.

John Pettigrew FEI, FIET (47)

Chief Executive F

Appointed: 1 April 2014 and became Chief Executive with effect from 1 April 2016

Tenure: 2 years

Career: A Fellow of the Energy Institute and of the Institution of Energy and Technology, John joined the Company in 1991 and has over 25 years of experience at National Grid in a variety of senior management roles. John’s previous appointments include Director of Engineering from 2003, Chief Operating Officer and Executive Vice President for the US Electricity Distribution & Generation business between 2007 and 2010, Chief Operating Officer for UK Gas Distribution between 2010 and 2012, and UK Chief Operating Officer from 2012 to 2014. John was appointed to the role of Chief Executive on 1 April 2016.

Skills and experience: Through his wide variety of roles in the UK and US businesses John has extensive knowledge of the Company as well as the engineering and utilities industries as a whole. He has an in-depth understanding of the Government and regulatory landscape.

Steve Holliday FREng (59)

Executive Director

Appointed: National Grid Group plc on 30 March 2001, to the Board in October 2002 and as Chief Executive from January 2007 through to 31 March 2016

Tenure: 15 years^

Career: A Fellow of the Royal Academy of Engineering, Steve was an Executive Director at British Borneo Oil and Gas before joining National Grid in 2001. Most recently Steve was Chairman of the UK Business Council for Sustainable Energy, a Prince’s National Ambassador and Non-executive Director of Marks and Spencer Group plc. Steve is currently Chairman of Crisis UK and of the Energy, and Efficiency Industrial Partnership, Vice Chairman for Business in the Community and of The Careers and Enterprise Company and Lead Non-executive Director and Board member for the Department for Energy, Food and Rural Affairs (DEFRA).

Skills and experience: Steve has significant knowledge and experience of the energy and utilities industries in the UK and internationally. He has considerable board level, Government and regulatory experience.

Andrew Bonfield (53)

Finance Director F, S

Appointed: 1 November 2010

Tenure: 5 years

Career: Andrew is a chartered accountant with significant financial experience having previously been Chief Financial Officer at Cadbury plc until March 2010; he also spent five years as Executive Vice President & Chief Financial Officer of Bristol-Myers Squibb Company. As well as this, Andrew also has previous experience in the energy sector as Finance Director of BG Group plc and is currently a Non-executive Director of Kingfisher plc.

Skills and experience: Andrew brings significant finance experience to the Board and has extensive knowledge of international industries. Through his appointments in senior positions across several industries, Andrew has an in-depth knowledge of the energy and utilities industries both in the UK and internationally, in particular the US energy market.

Dean Seavers (55)

Executive Director, US

Appointed: 1 April 2015

Tenure: 1 year

Career: Dean began his career at the Ford Motor Company and held various senior management positions at Tyco International Ltd. before joining General Electric Company/United Technologies Corporation. He was President and Chief Executive Officer of General Electric Security and then President, Global Services of United Technologies Fire & Security. Dean was also a member of the Board of Directors of the National Fire Protection Association from 2010 to 2014 and lead network member at City Light Capital from 2011 to 2015 and President and Chief Executive at Red Hawk Fire & Security, LLC from 2012 to 2014. Dean is currently a Board member of Red Hawk Fire & Security, LLC.

Skills and experience: Dean has a wide range of financial and customer experience. He has significant general management experience with a particular focus on change and performance improvement programmes. Dean also has extensive knowledge of international markets, the city, corporate finance and financial services.

Alison Kay (52)

Group General Counsel

& Company Secretary

Appointed: 24 January 2013

Career: Alison has undertaken several roles since joining National Grid in 1996 including UK General Counsel and Company Secretary from 2000 to 2008 and Commercial Director, UK Transmission from 2008 to 2012. Before joining National Grid she was a corporate/commercial solicitor in private practice.

Skills and experience: Alison is an experienced commercial lawyer bringing a wealth of practical advice and guidance to her current role. She has developed expertise in regulatory and contractual law and legal risk management through her experience at National Grid. She also brings rigour around corporate governance and reporting to the Board, gained partly through her current role and also in her previous role as Secretary to the boards of the subsidiary companies, National Grid Gas plc and National Grid Electricity Transmission plc.

National Grid Annual Report and Accounts 2015/16	Our Board	47

Corporate Governance continued

Key

A Audit Committee

F Finance Committee

N Nominations Committee

R Remuneration Committee

S Safety, Environment and Health Committee

(ch) Chairman of committee

^ Including National Grid Group plc

Tenure as at

31 March 2016

Charts and Committee membership are as at 18 May 2016

Board gender

Executive and

Non-executive

Directors

Non-executive

Director tenure

Nora Mead Brownell (69)

Non-executive Director N, R, S

Independent

Appointed: 1 June 2012

Tenure: 3 years

Career: A key individual in the US energy industry, Nora has significant experience gained in a variety of roles including Commissioner of the Pennsylvania Public Utility Commission and the Federal Energy Regulatory Commission (FERC) and former President of the National Association of Regulatory Utility Commissioners. Most recently, Nora sat on the Boards of ONCOR Electric Delivery Holding Company LLC and Comverge, Inc. Nora is currently a member of the Board of Spectra Energy Partners LP, Direct Energy Advisory Board and the Advisory Board of Morgan Stanley Infrastructure Partners as well as a partner in ESPY Energy Solutions, LLC.

Skills and experience: Through her Non-executive directorships, Nora brings extensive experience in US Government and regulation and has significant expertise in the US utilities industry in particular through her role as a Commissioner with FERC.

Jonathan Dawson (64)

Non-executive Director F, N, R, (ch)

Independent

Appointed: 4 March 2013

Tenure: 3 years

Career: Jonathan started his career in the Ministry of Defence before moving to Lazard where he spent more than 20 years. He was a Non-executive Director of Galliford Try plc, National Australia Group Europe Limited and Standard Life Investments (Holdings) Limited. Most recently he was Chairman of the Remuneration Committee, Non-executive and Senior Independent Director of Next plc until May 2015. Jonathan is currently a Non-executive Director of Jardine Lloyd Thompson Group plc and Chairman and a founding partner of Penfida Limited.

Skills and experience: Jonathan has a wide range of city experience with a significant and in-depth understanding of the corporate finance, pensions and banking industries.

Therese Esperdy (55)

Non-executive Director A, F, (ch), N

Independent

Appointed: 18 March 2014, and appointed to the Board of National Grid USA from 1 May 2015

Tenure: 2 years

Career: Having started her banking career at Lehman Brothers, Therese joined Chase Securities in 1997 and then held a variety of senior roles at JP Morgan Chase & Co. These included appointments as Head of US Debt Capital Markets and Global Head of Debt Capital Markets, co-head of Banking, Asia Pacific and Global Chairman of the Financial Institutions Group.

Skills and experience: Therese has significant experience in city, corporate finance and banking through her previous appointments. She also has a wide range of international experience having worked in a number of international markets.

Paul Golby CBE FREng (65)

Non-executive Director A, N, R, S, (ch)

Independent

Appointed: 1 February 2012

Tenure: 4 years

Career: A fellow of the Royal Academy of Engineering, Paul has held a variety of roles within the energy and utilities industries. Paul was an Executive Director of Clayhithe plc, before later joining E.ON UK plc where he was Chief Executive and later Chairman. He was also a Non-executive Chairman of AEA Technology Group plc. Paul is currently the Chairman of EngineeringUK, the UK National Air Traffic System, the Engineering and Physical Sciences Research Council and a member of the Council for Science and Technology. Most recently, Paul was appointed as Chairman of Costain Group plc on 5 May 2016.

Skills and experience: Paul has experience in energy utilities, Government and regulatory industries. Paul also has a wide range of board level experience gained through his Chief Executive and Chairman appointments.

Ruth Kelly (48)

Non-executive Director A, F, N

Independent

Appointed: 1 October 2011

Tenure: 4 years

Career: Ruth began her career in Government where she held various senior roles, including Secretary of State for Transport, for Communities and Local Government, for Education and Skills as well as Financial Secretary to the Treasury. She was also a senior executive at HSBC until August 2015. Ruth is currently appointed as Governor for the National Institute of Economic and Social Research and Pro Vice Chancellor at St Mary’s University; she has also been a Non-executive Director on the Financial Conduct Authority Board since April 2016.

Skills and experience: Ruth brings in-depth knowledge of Government and regulatory practice; she also has experience in banking and corporate finance.

Mark Williamson (58)

Non-executive Director and Senior Independent Director A, (ch), N, R

Independent

Appointed: 3 September 2012

Tenure: 3 years

Career: A qualified accountant with significant financial experience, Mark was Chief Accountant and then Group Financial Controller of Simon Group plc before joining International Power plc as Group Financial Controller and later as Chief Financial Officer. Mark was a Non-executive Director at Alent plc where he was Chairman of the Audit Committee and Senior Independent Director. Mark is currently the Chairman of Imperial Brands PLC.

Skills and experience: Mark has extensive city, international accounting and finance experience in addition to senior and board level experience across multiple industries. Mark’s experience in energy utilities amongst other industries has provided a good understanding of Government and regulatory matters.

48	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Key

Lines of reporting

Board/Board

committees

Executive Committee

to Board/Board

committees

Management

committees to

Executive Committee/

Board committees

Lines of

communication

Corporate Governance

Board composition

The successful delivery of our strategy depends upon attracting and retaining the right talent. This starts with having a high-quality Board. Balance is an important requirement for the composition of the Board, not only in terms of the number of Executive and Non-executive Directors, but also in terms of expertise, diversity and backgrounds.

While traditional diversity criteria such as gender and ethnicity are important, we also value diversity of skills, experience, knowledge and thinking styles. You can read about our Board diversity policy in the Nominations Committee report on page 61.

This year we said goodbye to Steve Holliday as Chief Executive and welcomed John Pettigrew as his successor. We will also be welcoming Nicola Shaw onto the Board as Executive Director, UK, from 1 July 2016. Apart from the appointment of Dean Seavers on 1 April 2015, as noted in last year’s Annual Report and Accounts, there have been no other changes to the Board composition that have come into effect during the financial year. We continue to look forward, with succession planning being an important focus for the Nominations Committee and the Board.

Our Board and its committees

The Board delegates authority to its Board committees to carry out certain tasks on its behalf, so that it can operate efficiently and give the right level of attention and consideration to relevant matters.

The committee structure, reporting and communication lines are set out in the diagram below and the role and responsibilities of the committees are set out in their respective terms of reference, available on our website. Committee agendas and schedules of items to be discussed at future meetings are prepared in accordance with the terms of reference of each committee and take account of other topical and ad-hoc matters.

In addition to the vertical lines of reporting, the committees communicate and work together where required. For example, during the appointment process for John Pettigrew the Remuneration Committee worked closely with the Nominations Committee.

At Board committee meetings, items are discussed and, as appropriate, endorsed, approved or recommended to the Board, by the committee. Following Board committee meetings, the chairman of each committee provides the Board with a summary of the main decisions and discussion points so the non-committee members are kept up to date with the work undertaken by each Board committee.

Below the Board committees are a number of management committees, including the Executive Committee. You can read more about some of the management committees, including the membership and operation of the Executive Committee, on page 63.

Reports from each of the Board committees together with details of their activities during the year are set out on the following pages.

Board and committee interactions

National Grid Annual Report and Accounts 2015/16	Corporate Governance	49

Corporate Governance continued

Looking back. Examples of Board focus during the year included:

Areas of focus	Commentary

Cyber security	The Board is responsible for overseeing cyber security, and this year the Board has seen an increase in their focus on this issue. As mentioned in the Chairman’s letter, the cyber security team provided the Board with a detailed overview in relation to cyber security, so that the Board had increased visibility and understanding of the Company’s long-term strategy on cyber security.	The focus was on the guiding principles and on determining what questions the Board should be asking of the cyber security team. The Board’s discussions concluded that they needed to have greater visibility of cyber security and there should be training for the Board members in dealing with cyber security risks.

Proposed majority sale of the UK Gas Distribution business	The Board regularly reviews the composition of the Company’s portfolio. As part of this review the Board received a strategy briefing in September, outlining the proposed commencement of a process for the potential sale of a majority stake in the UK Gas Distribution business.	The discussion included: various transaction options; detailed financial impacts; significant challenges to be addressed; the communication strategy; return of proceeds to shareholders and the future dividend policy; and the transaction timeline. Following discussion and challenge on a number of issues, the Board unanimously agreed to the commencement of the sale process. The Board has been kept up to date on progress.

Principal risks and viability	The risk team provided updates on the UK Corporate Governance Code 2014 requirement for the Company to produce a viability statement. Discussions at Board meetings included: a review of the Company’s principal risks; the viability statement period; the management and	mitigation of the principal risks; and how we would test the impact of the risks on the Company, including through the use of scenario planning. In May 2016, the Audit Committee recommended the viability statement to the Board which was approved.

US regulatory rate case filings	In April 2015, the Board received an update on work being undertaken by the US finance and regulatory groups for the preparation of the Company’s first rate case filings since 2012. During the year the Board received regular progress reports on the rate case filings for our downstate New York gas companies, KEDNY and KEDLI, and also Massachusetts Electric. An overview of each filing was received by the Board before they were submitted,	including a term sheet outlining the key metrics of each submission. An extension request for the rate case filing in Niagara Mohawk was also seen by the Board before filing. This extension proposed electricity and natural gas delivery prices for customers being frozen at current levels through to March 2018 while allowing the Company to increase investments to enhance its gas and electricity systems.

European energy and the politics of energy	The Board received an update on important UK and EU political developments prior to the UK General Election in May 2015. Following the General Election, the Board received a paper on the potential implications for the Company and an engagement plan. The Board was also	kept up to date on the referendum on the continued UK membership of the EU and the potential effects of exiting Europe, including on the development of interconnector projects and on our continuing involvement and benefits of being in the Integrated Energy Market.

The future of the System Operator	The future of the SO has been considered previously by the Board and was reviewed again in detail in September 2015. In particular, Ofgem’s Integrated Transmission Planning and Regulation (ITPR) project and emerging DECC thinking on the possible creation	of a ‘super System Operator’ were developments the Board considered. Additional updates on progress were provided in January, March and April 2016 when the Board received updates on future option modelling following discussions with Government.

UK onshore competition	In addition to defining our role on the future of the SO, the Board has recently discussed the Company’s position on where consenting activity to support competitively tendered onshore transmission should be undertaken. In conclusion, the Company’s view was that competition should only be taken forward where it was in the interests of consumers.	In March 2016, the Board discussed specific questions posed by Ofgem in relation to the Company’s position on onshore competition and discussed working with Ofgem to explore an enduring consenting solution, taking into account shareholder and consumer benefits.

Strategy sessions	In addition to time allocated during the year at Board meetings, the Board participated in two interactive strategy sessions involving a combination of a full Board discussion and breakout groups. The Board’s focus was on the	state of the market in the UK and US, future opportunities for the Company including business development, merger and acquisition opportunities, and how the Company’s core capabilities could be used to best effect.

Site visits

In January 2016, the Non-executive Directors visited the Company’s UK cyber security operations centre, which provided an insight into its day-to-day operations and highlighted awareness of the direct security threats to the Company as they occur and are analysed 24 hours a day. Other visits by the Directors included safety site visits, including a visit to Power Plant Operations to celebrate over 10 years of no accidents, a field visit in Brooklyn to one of our LNG trucking provider locations to see facilities and meet management, and a site tour in Eakring. Another visit was to the Western Link project to review the Scotland/England interconnector and new sub-station. In September 2016, the Board members will be visiting our Buffalo, New York office which will include a site tour. These visits provide the opportunity for Directors to meet local management teams, discuss aspects of the business with employees, and gain insight into our day-to-day business.

50	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

In focus

346

meetings held with institutional and private investors during the year in 11 countries

Further detail on

www.investors.nationalgrid.com

Looking forward. The Board’s focus for next year is expected to include:

●	regular reviews of safety activities;
●	updates on the UK Gas Distribution sale process;
●	European energy update following the outcome of the UK’s EU referendum;
●	UK and US operational business overviews;
●	continued detailed review of strategy and financing;
●	the outcome of US rate case filings;
●	implications of the ITPR project on our activities;
●	future options for the SO;
●	cyber security updates and training;
●	innovation;
●	results and follow up on the action planning from the external Board and committee evaluation;
●	the 2016 UK Winter Outlook; and
●	results of the 2016 employee engagement survey.

Directors’ induction programme

Following new appointments to the Board, the Chairman, Chief Executive and Group General Counsel & Company Secretary arrange a comprehensive induction programme. The programme is tailored based on experience and background and the requirements of the role.

John Pettigrew has been a Board member since April 2014. Following his succession to the role of Chief Executive he has been meeting external and internal stakeholders and external advisors and brokers as necessary. From 1 April 2016 John became a member of the Finance Committee and he will receive training and development as appropriate. He will also attend other committee meetings where appropriate. A tailored induction programme will be created for Nicola Shaw and monitored accordingly.

Director development and training

As our internal and external business environment changes, it is important to make sure that Directors’ skills and knowledge are refreshed and updated regularly. Our Chairman is responsible for the ongoing development of all Directors.

To strengthen the Directors’ knowledge and understanding of the Company, Board meetings regularly include updates and briefings on specific aspects of the Company’s activities, such as the development of our new cyber security programme and updates on the UK’s EU referendum. Updates on corporate governance and regulatory matters are also provided at Board meetings and there are training and development opportunities available for our Directors. Additionally, the Non-executive Directors are expected to visit at least one operational site annually.

Investor engagement

We believe it is important to maintain effective channels of communication with our debt and equity institutional investors and individual shareholders. This helps us to understand their views about the Company and allows us to make sure they are provided with timely and appropriate information on our strategy, performance, objectives, financing and other developments.

Institutional investors

We carry out a comprehensive engagement programme for institutional investors and research analysts, providing the opportunity for our current and potential investors to meet with executive and operational management.

This includes:

●	meetings, presentations and webinars;
●	attendance at investor conferences across the world;
●	holding road shows in major investor centres, mainly in the UK, Europe and the US; and
●	offering the opportunity for individual stewardship meetings.

In the last year, our engagement programme has focused on clarifying our Group growth expectations. This included communicating the rationale behind our decision to commence the proposed sale of the majority stake in our UK Gas Distribution business, and explaining to investors how we expect the Company to continue to perform against its regulatory contracts in both the UK and US businesses.

In November, we arranged a meeting in London to provide institutional investors and research analysts with an opportunity to meet our US leadership team, led by Dean Seavers, and to understand more about the current performance of our US business and its outlook. A copy of the presentation and associated materials are available in the Investors section of our website.

The Board receives regular feedback on investor perceptions and opinions about the Company. Specialist advisors and the Director of Investor Relations provide updates on market sentiment.

Additionally, each year, the Board receives the results of an independent audit of investor perceptions. Interviews are carried out with investors to establish their views on the performance of the business and management. The findings and recommendations of the audit are then discussed by the Board.

Debt investors

Over the last year senior group treasury representatives have met debt investors in Europe, Canada and the US to discuss various topics such as our full-year results and upcoming US rate case filings.

We also communicated with our debt investors through regular announcements and the debt investor section of our website. This contains bond information, credit ratings and materials relating to the subsidiary year-end reports. The website also contains information about our long-term debt maturity profile, so investors can see our future refinancing needs.

Individual shareholders

Engagement with individual shareholders, who represent more than 95% of the total number of shareholders on our share register, is led by the Group General Counsel & Company Secretary.

Shareholders are invited to learn more about the Company through our shareholder networking programme. The programme includes visits to UK operational sites and presentations by senior managers and employees over two days. UK resident shareholders can apply to take part in this programme via the Investors section of our website.

For information on the 2016 Annual General Meeting, please see page 66.

National Grid Annual Report and Accounts 2015/16	Corporate Governance	51

Corporate Governance continued

Board and committee membership and attendance

The table below sets out the Board and committee attendance during the year to 31 March 2016. Attendance is shown as the number of meetings attended out of the total number of meetings for the individual Director during the year.

If any Directors are unable to attend a meeting, they are encouraged to communicate their opinions and comments on the matters to be considered via the Chairman of the Board or the relevant committee chairman. Instances of non-attendance during the year were considered and determined as being reasonable in each case due to the individual circumstances. In relation to the Board meeting non-attendances, John Pettigrew and Steve Holliday were precluded from attending the ad hoc Board meeting in November as it related to CEO succession and they were therefore both conflicted from attending. Dean Seavers was unable to attend a Board meeting due to personal reasons. Non-attendance at the Committee meeting was due to the short notice of the Nominations and Remuneration Committees ad hoc meetings and members having prior commitments, and also for personal reasons.

The Board has determined that Mark Williamson, Chairman of the Audit Committee, has recent and relevant financial experience; is a suitably qualified audit committee financial expert within the meaning of the SEC requirements; and is independent within the meaning of the New York Stock Exchange listing rules.

Director	Board Meetings	Audit	Finance	Nominations	Remuneration	Safety, Environment & Health
Sir Peter Gershon	10 of 10	–	–	7 of 7	–	–
Steve Holliday[1]	9 of 10	–	3 of 4	–	–	–
John Pettigrew[2]	9 of 10	–	–	–	–	–
Andrew Bonfield	10 of 10	–	4 of 4	–	–	4 of 4
Dean Seavers	9 of 10	–	–	–	–	–
Nora Mead Brownell	10 of 10	–	–	7 of 7	6 of 6	4 of 4
Jonathan Dawson	10 of 10	–	4 of 4	7 of 7	6 of 6	–
Therese Esperdy	10 of 10	5 of 5	4 of 4	7 of 7	–	–
Paul Golby	10 of 10	5 of 5	–	7 of 7	5 of 6	4 of 4
Ruth Kelly	10 of 10	5 of 5	4 of 4	6 of 7	–	–
Mark Williamson	10 of 10	5 of 5	–	7 of 7	6 of 6	–
Attendance notes 1. Steve Holliday stepped down as Chief Executive with effect from 31 March 2016. 2. John Pettigrew became Chief Executive with effect from 1 April 2016.

Board and committee evaluation

We are back to the first year of the Company’s three-year performance evaluation cycle. The last externally facilitated evaluation took place in 2012/13. In line with the Code, for the year 2015/16 we have undertaken a formal and rigorous externally facilitated Board effectiveness review. We appointed Independent Audit to undertake the evaluation. Independent Audit, which has no other connection to the Company, considered the Board and committees’ performance with a particular focus on risk.

The evaluation was conducted between November 2015 and April 2016 and included:

●	an initial planning meeting with the Chairman, Group General Counsel & Company Secretary and Independent Audit to agree the approach and expectations of the evaluation;
●	one-to-one interviews based on the same set of questions conducted by Independent Audit with the Board members, Group General Counsel & Company Secretary, Head of Secretariat and other members of senior management who regularly interact with the Board and its committees;
●	Independent Audit attending the Board meeting in January to observe behaviours and interactions;
●	a review of the 2015 Board and committee papers and minutes, and a selection of other relevant governance documents to form a view of the effectiveness of the Board and its committees;
●	the preparation of a report by Independent Audit which was initially shared with the Chairman and Group General Counsel & Company Secretary; and
●	the presentation of results presented for discussion at the Board in April with the proposed recommendations presented in May.

The effectiveness of each of the Board committees was taken into account in the evaluation. All committees received an update on the external evaluation and discussed any recommended actions. The evaluation identified a number of specific recommendations to take forward for the Audit and Nominations Committees. Independent Audit concluded that the Board was working well even though it had seen changes in membership over the past few years and thought the Board now benefitted from a good mix of experience in both the UK and US. The Board agenda demonstrated there was balance between strategic, operational and regulatory matters, with good engagement of the Board members supported by thorough work by management. They also made a number of recommendations in relation to risk, principally focused on cascading risk management further down the business.

Actions for 2016/17

Independent Audit concluded there were six main recommendations for further development. In May the Board discussed and agreed the following actions:

●	to give a renewed push to improve Board and committee papers, including the enforcement of standards of papers and timely submissions;
●	to bring out strategic themes more clearly in the Board papers, pre-read papers and the Chief Executive’s report;
●	the Chairman will discuss with the Non-executive Directors the strategy items on the draft agenda for the next following meeting and articulate the views from the Non-executive Directors as to what is required at the Board meeting including any questions that need answering;
●	integrate risk more effectively into strategy development and planning;
●	continue to consider the skills and capabilities needed on the Board for executing the Company’s future strategy; and
●	to review whether there is enough focus on people on the Board agenda.

52	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Board and committee evaluation cycle

Individual performance

As part of our annual evaluation process, Mark Williamson, as Senior Independent Director, led a review of the Chairman’s performance. The Non-executive Directors, with input from the Executive Directors, assessed his ability to fulfill his role as Chairman. It was concluded that the Chairman continued to show effective leadership of the Board and his actions continued to influence the Board and the wider organisation. Mark Williamson discussed the feedback and development opportunities with the Chairman.

Progress against actions from 2014/15

Progress against the actions from last year’s internally facilitated evaluation have been monitored by the Group General Counsel & Company Secretary and the Chairman throughout the year and an update on progress was provided at the April Board meeting. A commentary against each action from last year’s review is set out below.

Last year an evaluation of committee performance was also conducted by the Chairman of each of the Board committees, following a similar process to that conducted by the Board. Where relevant, action plans were prepared for the committees and progress against the actions was monitored throughout the year.

Update on actions from last year

Area	Actions	Commentary
Environment	Optimise the boardroom layout to create a more inclusive environment for members and presenters. Responsibility: Board members/ Group General Counsel & Company Secretary

For all meetings the Group General Counsel & Company Secretary makes sure the boardroom layout is appropriate to enable open discussion and promote an effective meeting. The Group General Counsel & Company Secretary also highlights any new presenters to the Board in the Chairman’s briefing material and the relevant Executive Director introduces the presenter to the meeting.

Environment	Continue to create a more open boardroom atmosphere and culture. Responsibility: Chairman/ Board members

The Chairman manages the boardroom environment throughout meetings, encouraging open discussion on all matters and making sure all Board members are involved. A definite upward trend of contribution by all Board members has been seen. The Group General Counsel & Company Secretary makes sure there is appropriate time allocated to all agenda items and makes arrangements to foster an open atmosphere and culture.

Board discussions	Maximise the effectiveness of Board discussions. Responsibility: Chairman/ Executive Directors/Group General Counsel & Company Secretary

The information going to the Board is reviewed every six months through meetings between the Chairman, the Chief Executive and the Group General Counsel & Company Secretary. The new reporting framework delivered by external specialists last year has continued to provide the Board and committees with clearer, more concise papers. This has helped improve Board discussions and decision making. At the December 2015 Executive Committee meeting the Group General Counsel & Company Secretary updated the Executive members on the role they play in drafting the papers. We will continue to review and make sure only relevant information is provided to the Board. A further refresh of the Board paper process will commence this year.

After large discussion items, the Chairman summarises the key points from the discussion. He also confirms what is expected next, if anything, and if there are any actions for relevant Board members.

Board discussions	Use a diversity of thinking styles. Responsibility: Chairman/ Board members

The Board members have become more flexible with their questioning taking into account their thinking styles, which varies according to the topic. At the post meetings with the Non-executive Directors, the Chairman makes sure they provide feedback on behaviours displayed during the meeting.

Board focus	Continue to manage the strategy agenda. Responsibility: Chairman/ Chief Executive/Group General Counsel & Company Secretary

Significant time has been scheduled for strategy on the Board meeting agendas. In addition, we usually hold two half-day strategy sessions during the year which take place on a separate day to the Board meeting, to make sure the strategy discussions are productive and stimulating. In July 2016 there will be a full strategy away day.

Additionally, the Chief Executive has developed a detailed schedule of Board strategy updates for the forthcoming year and has recently circulated to the Board the material to be covered at the July strategy day.

National Grid Annual Report and Accounts 2015/16	Board evaluation	53

Corporate Governance continued

Mark Williamson Committee chairman
Audit Committee
Review of the year

This report aims to provide an insight into the work of the Audit Committee over the year in relation to the UK and US businesses, the external auditors, and our role within the Company’s internal assurance functions, as well as the significant issues debated by the Committee during the year.

US business review

Last year, I reported on the work undertaken and progress made in relation to the US financial controls environment. This has remained a focus for the Committee this year and we expect the strengthened US leadership team to substantially complete the US finance transformation plan by 31 March 2017.

In September, the US finance senior leadership team joined the Committee meeting to give an in-depth update on the initiatives underpinning the US finance team transformation plan with each senior leader presenting on their area of responsibility. This provided us with an opportunity to hear directly from members of the team, raise questions and challenge as necessary.

I also took the opportunity in September to visit the Service Delivery Centre in Syracuse, New York to meet the US Shared Services and Finance teams. The visit highlighted the credit and collections process, a critical component of the larger revenue recognition process employed by the Company. I received presentations highlighting the work performed by each team, accomplishments, and areas of focus, together with an in-depth review of the credit and collections activities.

Additionally, in February I joined a video conference with the Finance Director and US finance leadership team for a progress update and to discuss the sustainable improvements being made to the overall US financial controls environment. The Finance Director and the US Chief Financial Officer have continued to keep the Committee up to date on progress with regular reports throughout the year on priorities and proposed improvements to support the transformation plan.

UK business review

While the US financial controls environment has remained an area of focus for the Committee, during the year we have also received regular updates of the overall Group control environment, including a presentation from the UK finance team on the status of the UK finance change programme.

Following the introduction of RIIO, the UK business has undergone significant change, which in turn demanded a different level of support from the UK finance team. The change programme is intended to improve the capability and capacity of the function to better support the business in a RIIO environment. The Committee challenged management on the status of the change programme and the revised processes and controls.

Audit tender

Overseeing the competitive tender process for the external audit was a significant undertaking for the Committee and management. You can read more about the process on page 56. I kept the Board up to date on our progress and in November recommended to the Board, for its consideration, that Deloitte LLP be appointed as our new external auditors. Our current auditors, PricewaterhouseCoopers LLP, will continue in their role and undertake the audit for the year ending 31 March 2017, subject to reappointment by shareholders at the 2016 AGM. The appointment of Deloitte will be recommended to our shareholders for consideration at the 2017 AGM. We look forward to working with Deloitte in the future.

Looking forward, we will continue to receive updates on the UK Gas Distribution sale and will support the Board as appropriate in relation to this potential transaction.

Mark Williamson

Committee chairman

54	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Examples of Committee focus during the year included:
Areas of focus	Commentary
Risk management

The Committee has been delegated responsibility by the Board for monitoring and assessing the effectiveness of our risk management processes. During the year, the risk team undertook a review of our risk processes to make sure we have effective systems and processes in place to meet the requirements of the 2014 UK Corporate Governance Code and the FRC guidance on Risk Management, Internal Control and Related Financial and Business Reporting. Going forwards, the Committee will also receive reports to be considered by the Board on risk process developments to enable the Committee to keep fully appraised of changes in the risk profile of the Company and to allow it to monitor the management of risk throughout the year.

The Committee continues to monitor the effectiveness of the risk management and internal control processes during the year and reports to the Board on the outcome of its annual review which covers all material controls, including financial, operational and compliance controls.

You can read more about our risk management process and the review of effectiveness on pages 26 to 29. Details of our internal control systems, including those relating to the financial reporting process, can be found on pages 29 and 183.

Viability statement

Following the new requirement in the Code, the Annual Report and Accounts must now include a viability statement, which you can find on page 30.

The viability statement requires the Board to confirm that it has assessed the Company’s principal risks and viability. At its meeting in September, the Committee considered the outcome of a review of the Company’s risk processes and proposed improvements to make sure there were effective systems and processes in place to support the Board in making this statement.

At the Committee meeting in May, it considered the viability statement and recommended the statement to the Board for approval at its May meeting.

Going concern statement	In addition, the Committee considered the Group’s short-term liquidity and capital and considered it appropriate to adopt the going concern basis in the financial statements. The Board considered and	approved the Committee’s recommendation at its May meeting. The Company’s going concern statement is set out on page 102, note 1A.
Fair, balanced and understandable	The Committee considered the requirement of the Code to ensure that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable in the	context of the applicable accounting standards and confirmed this view to the Board.
Financial reporting

The Committee monitors the integrity of the Company’s financial information and other formal documents relating to its financial performance and makes appropriate recommendations to the Board before publication.

An important factor in the integrity of financial statements is making sure that suitable and compliant accounting policies are adopted and applied consistently on a year-on-year basis and across the Company. In this respect, the Committee also considers the estimates and judgements made by management when accounting for non-standard transactions, including the treatment of exceptional items. See page 57 for further details.

Disclosure Committee reports

When reviewing the half and full-year announcements, the Committee considers reports of the Disclosure Committee. The Disclosure Committee also reports the results of its evaluation of the effectiveness of the Company’s disclosure controls to the Audit Committee. See page 63 for more information on the role of the Disclosure Committee.
Sarbanes-Oxley Act 2002 testing and attestations	The Committee receives regular updates on the status of testing and considers the impact of deficiencies reported in the past year.	See page 29 for the Company’s statement on the effectiveness of internal control over financial reporting.
Cyber security risk management	Responsibility for reviewing the governance processes in relation to cyber security has been delegated to the Committee by the Board. An update on the status of our	cyber security risk management process and cyber security strategy was presented to the Committee in September.
Compliance management

Compliance management is part of the Global Assurance function, which incorporates ethics, risk management, licence management and records management. Biannual reports to the Committee focus on compliance with external legal obligations and regulatory commitments. Additional detail has been added to the reports this year, providing information on trends, root cause of incidents, and action tracking to help prioritise and prevent recurrence.

The Committee also received an update on the compliance improvement programme in September. The objective of the programme is to make sure the Company understands its external compliance obligations, that effective control frameworks are in place, and that compliance issues are managed with the right level of priority. The paper also set out the steps to help further embed compliance activities within the business. Strengthening existing control frameworks will be an important part of progressing compliance performance improvements in the business.

National Grid Annual Report and Accounts 2015/16	Audit Committee	55

Corporate Governance continued

Areas of focus	Commentary
Confidential reporting procedures and whistleblowing	The Committee reviews these procedures annually to make sure that complaints are treated confidentially and that a proportionate, independent investigation is carried out in all cases.	The Committee also receives annual reports on the Company’s anti-bribery procedures and reviewed their adequacy. It noted that no material instances of non-compliance had been identified.
Internal audit charter	In accordance with best practice, the Corporate Audit Charter was reviewed against the Institute of Internal Auditors (IIA) international standards and the IIA model charter.

This review assessed the purpose, authority and responsibility, as defined in the charter, to make sure they are sufficient to enable the Corporate Audit function to complete its objectives. Minor changes to the charter were approved by the Committee in November.

Performance review	The 2015/16 Board and committee evaluation was conducted externally by Independent Audit and included a high level review of the Board committees.	The recommended actions for the Audit Committee were considered by the Committee in May and an action plan agreed.

The Committee in action – audit tender

PwC have been the Company’s external auditors since the merger with Lattice Group plc in 2002, and were the incumbent external auditors of both the merging parties. Their performance has been reviewed annually by the Committee since that time.

As described in last year’s Annual Report and Accounts, it was decided to tender the audit this year having considered the Competition and Market Authority Order requiring FTSE 350 companies to hold an audit tender every 10 years as well as the final European Commission (EC) regulations, which came into EU legislation in June 2014. Based on the EC transitional arrangements, the final year in which PwC could have been appointed as the Group’s auditors would have been for the year ending 31 March 2020. As such PwC were not invited to be part of the tender process.

The following tender process was undertaken:

●   a pre-qualification questionnaire was issued to interested parties;

●   the submissions were scored by the finance and procurement teams against a detailed scoring mechanism focusing on areas such as audit quality, relevant industry experience and understanding of our business;

●   the scores were presented to the Committee in July together with a proposed short list of firms; and

●   at its July meeting, the Committee discussed and agreed the short list of firms and approved the issue of a formal Request for Proposal (RFP) to the short-listed firms.

The key stages of the RFP were as follows:

●   meetings were held between the potential firms and members of the Board and senior finance team to set out the requirements for the audit and provide a better understanding of the expectations of key stakeholders and our business;

●   references for the proposed key team members of each firm were sought;

●   technology workshops were held with finance team members to give the potential firms the opportunity to demonstrate their audit technology tools and their relevance to the Company; and

●   written tender documents were submitted by each firm covering specific areas including audit approach, risk identification, audit scope, independence and the proposed audit fee.

Throughout the process, we were mindful of the need to preserve the independence of the external audit. Each potential firm was required to disclose all existing relationships with the Company and explain their proposals to make sure these relationships would not cause any conflict of interest in line with SEC and proposed EU rules on auditor independence.

In early November, each potential firm presented to a panel (comprising the Committee, other members of the Board and senior finance team members and chaired by the Chairman of the Committee) setting out why they should be selected to be our external auditors. These sessions provided the panel with the opportunity to question each firm and follow up on queries from their written submissions.

The Committee discussed the outcome of the presentations and views of other members of the panel at its November meeting and recommended that Deloitte LLP was the most suitable firm to be our next auditors based on the principal evaluation criteria of audit quality, team experience and cultural fit. This recommendation from the Committee was subsequently approved by the Board at its November meeting.

Deloitte’s appointment, subject to approval at the 2017 AGM, will be effective for the year ending 31 March 2018. The timing of the change in auditors will help ensure both an orderly transition and compliance with external regulations on the provision of non-audit services.

PwC, National Grid’s current external auditor, will continue in their role until Deloitte’s appointment. They have expressed their willingness to continue as auditors of the Company for the year ending 31 March 2017 and the Committee has therefore recommended to the Board that a resolution proposing the re-appointment of PwC as external auditors be put to shareholders at the 2016 AGM. There are no contractual obligations restricting our choice of external auditors and we have not entered into any auditor liability agreement.

The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 – statement of compliance. The Company confirms that it complied with the provisions of the Competition and Markets Authority’s Order for the financial year under review.

56	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Significant issues

The most significant issue the Committee considered in relation to the financial statements during the year was the US financial control environment and in particular these related to property, plant and equipment. The Committee also considered a paper presented by management highlighting the Company’s policy for presenting items as exceptional and the immediate accounting implications of the proposed sale of a majority stake in our UK Gas Distribution business.

The independent auditors’ report (pages 85 to 92) also includes some other areas of focus, including the accuracy and valuation of treasury derivative transactions, accounting for net pension obligations, revenue recognition, and valuation of environmental provisions which were not considered in detail by the Committee during the year, as nothing significant arose that warranted extensive Committee attention.

US financial control environment

The Committee has continued to devote a significant amount of time to reviewing the actions management are taking to improve the US financial controls environment. The two main areas of focus and challenge by the Committee on this issue were:

●	progress made by management against the measures taken to remediate the US financial control deficiencies. In particular the Committee asked management to produce a clear timetable for clearing the control deficiencies; and
●	the status of the US finance organisational design programme, in particular, understanding the structure of the new US finance senior leadership team and management’s plans to fill key vacancies.

Presentation of exceptional items

There were two specific items that the Committee considered this year in respect of exceptional items:

●	as part of the half-year results announcement, the Committee considered the treatment of the £49m gain recognised when National Grid exchanged its share of the Iroquois pipeline joint venture for shares in Dominion Midstream Partners, LP. The Committee was satisfied that this item should not be recognised as exceptional based on the size of the transaction; and
●	at year end, the Committee considered the treatment of the costs incurred in preparation for the UK Gas Distribution sale. The Committee agreed with management’s proposal that these be treated as exceptional to reflect the nature of the costs. This presentation would be consistent with the treatment of the overall profit on the sale when the transaction completes.

Potential sale of majority stake in the UK Gas Distribution business

The Committee considered the immediate accounting implications following the announcement of the sale plans in November. In particular, the Committee was satisfied with the conclusion reached that, based on the separation work remaining and the overall status of the transaction, the assets and liabilities did not need to be classified as held for sale at 31 March 2016. The Committee will continue to monitor this during 2016/17 as the potential transaction progresses.

External audit

The Committee is responsible for overseeing relations with the external auditors, including the proposed external audit plan, the approval of fees, and makes recommendations to the Board on their appointment or reappointment. Details of total remuneration paid to auditors for the year, including audit services, audit-related services and other non-audit services, can be found in note 3(e) of the consolidated financial statements on page 110.

Auditor independence and objectivity

The independence of the external auditors is essential to the provision of an objective opinion on the true and fair view presented in the financial statements. Auditor independence and objectivity is safeguarded by a number of control measures, including:

●	limiting the nature and value of non-audit services performed by the external auditors;
●	ensuring that employees of the external auditors who have worked on the audit in the past two years are not appointed to senior financial positions within the Company in line with our internal code;
●	monitoring the changes in legislation related to auditor objectivity and independence to help ensure we remain compliant;
●	providing a business conduct helpline that employees can use to report any concerns, including those relating to the relationships between Company personnel and the external auditor;
●	the rotation of the lead engagement partner at least every five years (a new lead engagement partner was appointed for the 2015/16 financial year);
●	PwC’s internal independence rules and processes, which have been designed to exceed professional standards and focus on both personal independence and scope of services;
●	independent reporting lines from PwC to the Committee and the opportunity to meet with the Committee independently; and
●	an annual review by the Committee of the structures, policies and practices in place to make sure the external auditors’ objectivity and independence is maintained.

Audit quality

To maintain audit quality and provide comfort on the integrity of financial reporting, the Committee reviews and challenges the proposed external audit plan, including its scope and materiality prior to approval, to make sure that PwC has identified all key risks and developed robust audit procedures and communication plans.

The Committee also considers PwC’s response to accounting, financial control and audit issues as they arise, and meets with them at least annually without management present, providing the external auditors with the opportunity to raise any matters in confidence.

National Grid Annual Report and Accounts 2015/16	Audit Committee	57

Corporate Governance continued

Auditor appointment

An annual review is conducted by the Committee of the level and makeup of the external audit and non-audit fees and the effectiveness, independence and objectivity of the external auditors.

The annual review includes consideration of:

●	audit quality and the external audit process globally;
●	the auditors’ performance and delivery against the audit plan;
●	the expertise of the firm and our relationship with them including the level of challenge; and
●	the initial results of online questionnaires completed by the Chairman, Committee members, Executive Directors and senior representatives from the finance team. The questions focused on: the quality of service; sufficiency of resources; planning and execution of the audit; communication and interaction; and overall satisfaction.

Following this year’s annual review, the Committee was satisfied with the effectiveness, independence and objectivity of the external auditors, and recommended to the Board their reappointment for a further year. A resolution to reappoint PwC and giving authority to the Directors to determine their remuneration will be submitted to shareholders at the 2016 AGM.

Internal (corporate) audit

The corporate audit function provides independent, objective assurance to the Audit, Safety, Environment and Health and Executive Committees on whether our existing control and governance frameworks are operating effectively in order to meet our strategic objectives. Assurance work is conducted and managed in accordance with the IIA international standards for the Professional Practice of Internal Auditing and Code of Ethics.

To keep the Committee informed of trends identified from the assurance work and to update on progress against the corporate audit plan, the Head of Corporate Audit reports to the Committee at least twice each year. These reports present information on specific audits, as appropriate, summarise common control themes arising from the work of the team and update on progress with implementing management actions. Where control issues are identified, senior leaders may be invited to attend Committee meetings to provide commentary on the actions they are taking to improve the control environment within their area of responsibility.

In order to meet the objectives set out in the Corporate Audit Charter, audits of varying types and scopes are conducted as part of the annual corporate audit plan. The audit plan is based on a combination of risk-based and cyclical reviews, together with a small amount of work that is mandated, typically by US regulators.

Inputs to the audit plan include risk registers, corporate priorities, external research of emerging risks and trends, and discussions with senior management to make sure the plan aligns with the Committee and Company’s view of risk. The audit plan is considered and approved by the Committee annually and progress against the plan is monitored throughout the year.

The Committee is responsible for the appointment and removal of the Head of Corporate Audit. The Committee met privately with the Head of Corporate Audit during the year.

Non-audit services provided by the external auditors

In accordance with our policy, non-audit services provided by the external auditors above a threshold of £50,000 require approval in advance by the Committee.

Below this threshold, all requests must be approved in advance by the Finance Director but do not require Committee pre-approval. This reduces the administrative burden on the Committee. A full list of all Committee and Finance Director approved non-audit work requests is presented to the Committee annually to ensure the Committee is aware of all non-audit services provided.

Additionally, the Committee receives quarterly reports from management on non-audit services and other consultants’ fees to monitor the types of services being provided and fees incurred.

Approval for the provision of non-audit services is given on the basis the service will not compromise independence and is a natural extension of the audit, or if there are overriding business or efficiency reasons making the external auditors most suited to provide the service. Certain services are prohibited from being performed by the external auditors, as required under the Sarbanes-Oxley Act 2002.

Total non-audit services provided by PwC during the year ended 31 March 2016 were £8.9 million (2015: £0.9 million), representing 63% (2015: 7%) of total audit and audit-related fees (see note 3(e)). The increase in the year relates to two significant projects: vendor due diligence and separation support in respect of the potential UK Gas Distribution transaction and ‘data scrub’ work on financial information prior to inclusion in US rate case filings. For both of these projects it was concluded that the work would be most efficiently performed by the external auditor based on their understanding of our businesses and that most of the information used was derived from audited financial statements. Both projects were discussed by the Committee and pre approved by the Chairman of the Audit Committee prior to work commencing.

Total audit and audit-related fees include the statutory fee and fees paid to PwC for other services that the external auditors are required to perform, such as regulatory audits and Sarbanes-Oxley Act attestation. Non-audit fees represent all other services provided by PwC not included in the above.

Non-audit services provided by PwC in the year included tax compliance services in territories other than the US (£0.5 million), the significant majority of which related to the UK.

The Committee considered that tax compliance services were most efficiently provided by the external auditors, as much of the information used in preparing computations and returns was derived from audited financial information. In order to maintain the external auditors’ independence and objectivity, management reviewed and considered PwC’s findings and PwC did not make any decisions on behalf of management.

58	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Therese Esperdy Committee chairman
Finance Committee

Review of the year

This was my first full year as Committee chairman, during which we have focused on our funding programme taking into account international market conditions, as well as overseeing the early stages of the treasury and other finance related aspects of the proposed sale of a majority stake in our UK Gas Distribution business.

At the end of the year, we said farewell to Steve Holliday as a member of the Committee as he stepped down from his Chief Executive role, and from the start of April we welcomed John Pettigrew to the Committee as he transitioned into that role. I would like to thank Steve for his contribution to this Committee as part of his wider leadership of National Grid over many years.

2015/16 has also seen changes within the treasury team, with a new Group Tax and Treasury Director taking on the role in early 2016. With accompanying changes in the UK and US treasury teams I look forward to working with the new management team to build on the strong base they have inherited.

The Committee has met with management and employees across the treasury, tax, pensions and insurance functions in both the UK and US through the course of our routine meetings. In addition, all members of the Committee met separately with the new Group Tax and Treasury Director as part of his induction into the role.

As part of our continuous review of counterparty risk, in June we received a presentation from external advisors on the banking market initiatives designed to improve the capital position of banks. Following the Committee’s approval to simplify our liquidity policies last year, the revised policy was successfully implemented and we reviewed performance during the year.

The Committee approved the issuance of a non-dilutive convertible bond in September. This innovative funding transaction demonstrates our focus on funding diversification and cost effectiveness, and was recognised with the Deal of the Year Award for 2015 by the Association of Corporate Treasurers.

During the year, the Committee received an update on the activities and performance of our captive insurance companies, which highlighted the cost savings generated by these arrangements. We also reviewed the future strategy for the insurance function, our outsource arrangements, and the ongoing plans for the captive insurance companies.

In the second half of the year, the Committee spent time on the financing related aspects of the proposed sale of a majority stake in our UK Gas Distribution business. This included reviewing the pension and tax aspects of the proposed transaction, together with planning our approach to the associated liability management exercise. This will continue to be a major focus for the Committee in the year ahead.

In April 2016, the Committee received an external update on the potential impact of the forthcoming referendum on the UK’s membership of the European Union. We assessed the treasury and other issues that might arise, together with their potential impact on the Company.

We will also continue to review our ongoing funding needs, liquidity management, pension funding and our future insurance strategy.

Examples of key matters the Committee considered during the year included:

●	funding requirements and financing for the business plan;
●	setting and reviewing treasury policies;
●	treasury performance updates;
●	UK and US tax updates;
●	update on US energy procurement activities and electricity and gas trading activities in the UK;
●	foreign exchange policy and interest rate risk management;
●	the draft going concern statement for the half- and full-year results prior to consideration by the Board;
●	update on pension and post-retirement healthcare arrangements; and
●	insurance renewal programme and overall insurance strategy.

The Committee in action –

rebalancing our debt portfolio

The Committee has had oversight of management’s plans to rebalance our debt portfolio relating to the potential sale of a majority stake in our UK Gas Distribution business.

We initially reviewed and challenged management’s overall strategy for the restructuring programme, and subsequently received presentations over multiple meetings on the proposed methodology and risks associated with delivering it.

Various options were considered and we concurred with management’s proposed approach on this important issue. We will continue to oversee progress in the coming year.

Therese Esperdy

Committee chairman

National Grid Annual Report and Accounts 2015/16	Finance Committee	59

Corporate Governance continued

Paul Golby Committee chairman
Safety, Environment and
Health Committee
Review of the year

Over the year the Safety, Environment and Health Committee has seen the Company make further progress in process safety management and the safety performance of both the UK and US businesses. The US has closed the gap on the UK in terms of combined employee and contractor Lost Time Injuries and the Company overall now has an injury frequency rate of 0.10.

Road traffic collisions remain higher than we would like in both the UK and the US. Starting in the UK, the Company has therefore required many of its employees to attend safe driver training with the aim of reducing incidents. We have also benchmarked our approach to safe driving externally and ascertained that it represents good industry practice.

The Committee receives reports from the Engineering Assurance Committee (EAC) every six months. In particular, we considered work being done by the EAC in succession planning for the Company’s engineering employee population. Following recommendations from the Committee, the collection and analysis of data on the Company’s engineers was accelerated to facilitate the development of a strategy for recruitment and retention of employees, which recognises the value of engineering qualifications particularly in relation to safety critical roles.

We have continued to focus on process safety and establishing a safety management system across both UK and US businesses. We also received reports on the measures being introduced at key US LNG plants located close to areas that have pockets of relatively dense population. This includes the installation of automatic shutdown mechanisms and, for four plants, dike remodelling to improve the containment of LNG in the low probability event of an incident.

We continued to monitor the Company’s approach to compliance with US gas safety regulations (see the ‘Committee in action’ box opposite). The Committee spent time reviewing how the Company benchmarks its performance against that of other bodies, both in the utilities’ sector and elsewhere in the fields of safety, environment and health. It also considered other areas in which it may be beneficial to extend such benchmarking.

In terms of the environment, we have continued to monitor our strategy and approach to sustainability. In particular, we have looked at how we are working with governments and bodies to influence regulations that directly affect our business.

Our performance to date in reducing greenhouse gas (GHG) emissions has been successful and we expect to exceed our 2020 reduction target significantly. However,

the necessary reductions in GHG emissions to meet our 2050 target will be a greater challenge. Following the UN Climate Change Conference in Paris in December 2015 (COP21), the Committee met to consider the outcomes of the conference and how these affect the Company.

Further work is planned for 2016/17, as the impact on national legislation is expected to become clearer and we review our emissions reduction strategy and our ability to meet our 2050 GHG reduction targets.

We also considered the Company’s health and wellbeing strategy and the work being undertaken to improve data management, implement better line management awareness training and provide support and guidance to employees.

Examples of other matters the Committee reviewed during the year included:

●	ongoing monitoring of safety performance and significant incidents in the UK and US;
●	update on lessons learnt and steps taken following a fatality of a member of the public in the UK in April 2014, for which the Company was fined £2m in December 2015;
●	compliance and risk reporting for safety, environment and health;
●	the introduction and application by the Company of the accounting for sustainability (A4S) methodology for new projects;
●	programmes for musculo-skeletal injury prevention and mental well-being in the UK; and
●	the impact that the so called ‘Obama Care’ laws may have on the provision of health care plans for our US employees.

The Committee in action – US gas pipeline safety management

Following several years of very significant pipeline incidents, the US Congress and regulators have changed their approach to enforcing gas pipeline safety legislation, becoming impatient with companies that are not showing continuous improvement in compliance-related matters. This is demonstrated by a recent series of compliance orders in New York State, record-setting penalties nationwide and further demands for compliance improvement plans.

The Company’s response has been to heighten its focus on compliance and investment in people, training and systems to meet these requirements through new gas enablement initiatives and the setting up of a gas pipeline safety monitoring system. This will involve using the Company’s process safety management system and expanding its approach to gas distribution assets. The US business has reviewed its standards and procedures and has worked to build a consistent and integrated approach to gas pipeline safety compliance across the Company.

Over the past couple of years, the Committee has monitored the progress of these measures, stressing the importance of compliance with legislation rather than tolerance of fines. It has encouraged the Company to improve communications with regulators in order to help shape solutions to evolving regulatory issues. These include recent changes to New York State’s definition of service lines, affecting where jurisdictional piping responsibility ends and therefore where the Company’s responsibility for gas pipeline safety commences and ends.

Paul Golby

Committee chairman

60	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Sir Peter Gershon Committee chairman
Nominations Committee
Review of the year

During the year, succession planning has been the main area of focus for the Committee. The process of building a strong and effective Board requires a good balance of continuity and refreshment and the Committee has borne this in mind in its deliberations.

Appointment of new Chief Executive

As described in my foreword to the Corporate Governance report, during the year we have undertaken a rigorous recruitment process to appoint a successor to Steve Holliday, which resulted in the appointment of John Pettigrew as our new Chief Executive. You can read more about the Chief Executive succession search and appointment process in the ‘Committee in action’ box opposite.

Succession planning

The Committee also spent time considering succession planning over the long term, for both Executive and Non-executive Director positions, to make sure we have the right mix of skills and experience for the future. The main focus of these discussions was to take account of the recruitment process for the Chief Executive role and subsequently the appointment of our new Executive Director, UK, following John’s appointment as Chief Executive. Following a thorough and rigorous appointment process, Nicola Shaw was appointed to the role of Executive Director, UK and we will be welcoming Nicola on to the Board from 1 July 2016; see opposite for more details on this search and appointment process.

Diversity

Balance and fit with current Board members are important considerations in recruitment to the Board. Therefore part of the selection process for Board appointments is for the Committee to review the existing skills and experience of the Board and to also undertake external benchmarking and a review of potential external candidates. The Board also takes into account the need to make sure there is appropriate diversity, including diversity in thinking styles. Further details on the Company’s approach to diversity are set out overleaf.

Board and Committee membership

Following the changes in Board membership, the composition of the committees was also reviewed. As a result of his appointment as Chief Executive, John Pettigrew joined the Finance Committee with effect from 1 April 2016.

Examples of other matters the Committee considered during the year included:
● Executive succession planning focusing on the identification, development and readiness of successors to the Executive Committee in particular; and
● a review of the Chairman’s performance, led by Mark Williamson, the Senior Independent Director.

The Committee in action – Chief Executive succession search and appointment process

A formal process was undertaken by the Committee over a three year period in order to find an appropriate successor to Steve Holliday as Chief Executive. Luke Meynell, an external advisor, initially of Russell Reynolds Associates and subsequently of The Zygos Partnership, supported the Committee to make sure there was rigour and challenge to our process which was as follows:

●	a Chief Executive role profile was prepared and agreed by the Committee;
●	the external advisor conducted initial searches and assessed a long list of internal and external candidates against the agreed profile to produce a shortlist of potential candidates;
●	shortlisted internal candidates were considered and interviews and assessments were undertaken;
●	the Chairman and some of the Non-executive Directors met the potential external candidates;
●	following a review of the ratings from all the interviews and assessments the Committee agreed its preferred internal candidate;
●	the preferred candidate was benchmarked against external candidates;
●	following discussion of the impact of the proposed appointment on the succession plans of the Company, the Committee confirmed its preferred candidate and recommended John Pettigrew for appointment as Chief Executive to the Board;
●	the Board approved the appointment as recommended.

Search and appointment process

Executive Director, UK

A formal recruitment process was also undertaken for the replacement of John Pettigrew as Executive Director, UK, as follows.

The Nominations Committee appointed Korn Ferry as the search consultancy. With input from the Committee members a role and person specification was agreed.

Korn Ferry conducted initial searches for potential external candidates, with eight candidates being put forward for the role. Following this, a series of interviews were undertaken by the Chairman and members of the Board and Executive Committee. The Committee considered the outcomes from the interviews and selected two candidates for further consideration.

Final interviews with the two candidates were carried out by Steve Holliday, John Pettigrew, Ruth Kelly, Mark Williamson and members of the Executive Committee. Additionally, the two shortlisted candidates were externally assessed by YSC, a business management consultancy that undertakes executive director profiling assessments.

Following discussion, the Nominations Committee recommended Nicola Shaw as its preferred candidate for appointment to the Board. The Board approved the appointment as recommended and Nicola will join the Board on 1 July 2016.

In addition to providing external search consultancy services to the Company, Korn Ferry also provide HR consultancy services.

Sir Peter Gershon

Chairman

National Grid Annual Report and Accounts 2015/16	Nominations Committee	61

Corporate Governance continued

Board diversity and the Davies Review

At National Grid, we believe that creating an inclusive and diverse culture supports the attraction and retention of talented people, improves effectiveness, delivers superior performance and enhances the success of the Company.

Our Board diversity policy promotes this culture and reaffirms our aspiration to meet and exceed the target of 25% of Board positions being held by women by 2015, as set out by Lord Davies. In October 2015, Lord Davies published his final report on women in the boardroom and recommended a new voluntary target of 33% of board positions to be held by women by 2020. In April 2016, the Nominations Committee discussed progress made against our Board diversity policy and noted the new target.

We currently have 27% women on our Board and 22% women on our Executive Committee. The number of women in senior management positions and throughout the organisation is set out on page 45 along with examples of the initiatives to promote and support inclusion and diversity throughout our Company.

In February 2014, the Nominations Committee set out eight measurable objectives to support our Board diversity policy. During the year, the Committee reviewed the Board diversity policy and progress made against the objectives which support the implementation of the policy as set out below.

Objectives		Progress

1	The Board aspired to exceed the target of 25% of Board positions to be held by women by 2015.

Objective met. We currently have 27% women on our Board, which will increase to 33% when Nicola Shaw joins in July 2016. Lord Davies recommended in his final report that the target be increased to a voluntary 33% target by 2020. The Board has noted this new target.

2	All Board appointments will be made on merit, in the context of the skills and experience that are needed for the Board to be effective.	Objective met. The appointment of John Pettigrew as Chief Executive and Nicola Shaw as Executive Director, UK were made on merit.

3	We will only engage executive search firms who have signed up to the Voluntary Code of Conduct on Gender Diversity.	Objective met. Korn Ferry, Russell Reynolds Associates and The Zygos Partnership are signed up to the Voluntary Code of Conduct on Gender Diversity.

4	Where appropriate, we will assist with the development and support of initiatives that promote gender and other forms of diversity among our Board, Executive Committee and other senior management.	Objective met. See page 44 for further details.

5	Where appropriate, we will continue to adopt best practice in response to the Davies Review.

Ongoing – as appropriate. The Nominations Committee reviewed and noted the recommendations of the Lord Davies report published in October 2015 and best practice will be adopted as appropriate and reported on next year.

6	We will review our progress against the Board diversity policy annually.	Objective met. Ongoing.

7

We will report on our progress against the policy and our objectives in the Annual Report and Accounts along with details of initiatives to promote gender and other forms of diversity among our Board, Executive Committee and other senior management.

Objective met. Ongoing.

8	We will continue to make key diversity data, both about the Board and our wider employee population, available in the Annual Report and Accounts.	Objective met. Ongoing.

Progress against the objectives, the policy and the new targets will continue to be reviewed annually and reported in the Annual Report and Accounts.

62	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Executive Committee membership key

1 John Pettigrew

Chief Executive and Committee chairman

2 Andrew Bonfield Finance Director

3 Stephanie Hazell Group Strategy & Corporate Development Director

4 Alison Kay Group General Counsel & Company Secretary

5 Richard Adduci

Chief Information Officer

6 George Mayhew

Group Corporate Affairs Director

7 Dean Seavers Executive Director, US

8 Mike Westcott

Group Human Resources Director

9 Steve Holliday

Executive Director

Management committees

To help make sure we allocate time and expertise appropriately, the Company has a number of management committees, which include the Executive Committee, Disclosure Committee, Investment Committee, Group Ethics and Compliance Committee, Global Retirement Plan Committee and Group Security, and Resilience Committee. These committees provide reports, where relevant, to the appointing committee in line with our governance framework on the responsibilities they have been delegated. See page 49 for management committee reporting lines.

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

There are currently nine Committee members, with Steve Holliday remaining a member of the Committee until he leaves the Company in July 2016. As previously announced, Nicola Shaw will become a member of the Committee with effect from 1 July 2016, on joining the Company as Executive Director, UK. The Committee members have a broad range of skills and expertise, which are updated through training and development. Some members also hold external non-executive directorships, giving them valuable board experience. The Committee officially met 12 times this year, but the members interact much more regularly. Those members of the Committee who are not Directors regularly attend Board and committee meetings for specific agenda items. This means that knowledge is shared and all members are kept up to date with business activities and developments.

Disclosure Committee

The role of the Disclosure Committee is to assist the Chief Executive and the Finance Director in fulfilling their responsibility for overseeing the accuracy and timeliness of the disclosures made – whether in connection with our presentations to analysts, financial reporting obligations, or other material stock exchange announcements, including the disclosure of price sensitive information.

This year the Committee met to consider the announcements of the full- and half-year results and reported on relevant matters to the Audit Committee. In doing so it spent time considering the Company’s disclosure obligations relating to the announcement of the proposed UK Gas Distribution sale process and the expected impact this would have on the Company’s growth rate.

The Committee also reports the results of its evaluation of the effectiveness of the Company’s disclosure controls to the Audit Committee.

The Committee is chaired by the Finance Director and its members are the Group General Counsel & Company Secretary, the Global Tax and Treasury Director, the Global Financial Controller, the Director of Investor Relations, the Head of Corporate Audit and the Deputy Group General Counsel, with other attendees as appropriate.

The Committee in action – rate case filings

During the year, the Committee reviewed and discussed our proposed rate case filings for both Massachusetts electricity operations (MECO) and our downstate New York gas companies (KEDNY/KEDLI). These filings aim to increase our allowed revenue in line with increased operating costs since base rates were reset after the last full rate review for each company (2010 for MECO, 2008 for KEDNY/KEDLI) and also to fund future investment needed to meet our customers’ requirements and improve reliability.

A key focus of the Committee discussions was on understanding the impact of the requested rate increases on our customers, and considering stakeholder perspectives. Following discussion, the proposals were approved for filing at the October meeting for MECO and at the January meeting for KEDNY/KEDLI.

National Grid Annual Report and Accounts 2015/16	Management committees	63

Corporate Governance continued

Statement of compliance with the UK

Corporate Governance Code

The UK Listing Rules require that listed companies must include in their annual report a statement of whether the Company has complied with all the relevant provisions of the UK Corporate Governance Code. The UK Corporate Governance Code was published in September 2014 (the Code), available in full at www.frc.org.uk.

For the year ended 31 March 2016, the Board considers that it has complied in full with the provisions of the Code. Our statement of compliance opposite explains the main aspects of the Company’s governance structure to give a greater understanding of how the Company has applied the principles and complied with the provisions in the Code. The main report also explains compliance with the Disclosure Rules and Transparency Rules. The index on page 67 sets out where to find each of the disclosures required in the Directors’ Report in respect of Listing Rule 9.8.4, together with the Board’s sign-off on the report.

A. Leadership

A.1 The role of the Board

Our Board is collectively responsible for the effective oversight of the Company and its businesses. It also determines the strategic direction, business plan, objectives, principal risks, viability of the Company and governance structure that will help achieve the long-term success of the Company and deliver sustainable shareholder value.

The Board sets the risk appetite and principal risks for the Company and takes the lead in areas such as safeguarding the reputation of the Company and its financial policy, as well as making sure we maintain a sound system of internal control and risk management (see pages 26 to 29).

There is a clear schedule of matters reserved for the Board and a schedule of delegation, which were both updated in January 2016. The schedule of matters reserved for the Board is available on our website, together with other governance documentation.

A.2 A clear division of responsibilities

The Board supports the separation of the roles of the Chairman and Chief Executive. The key responsibilities are clearly documented and reviewed when appropriate. The Chairman manages and leads the Board. The Chief Executive is responsible for the executive leadership and day-to-day management of the Company and the Group’s businesses, to ensure the delivery of the strategy agreed by the Board.

A.3 Role of the Chairman

The Chairman, who was independent on appointment, is responsible for the leadership and management of the Board and its governance. He makes sure the Board is effective in its role by promoting a culture of openness and debate, facilitating the effective contribution of all Directors and helping to maintain constructive relations between Executive and Non-executive Directors. The Chairman sets the Board’s agenda making sure consideration is given to the main challenges and opportunities facing the Company, and adequate time is available to discuss all items, including strategic issues.

A.4 Role of the Non-executive Directors

Our Senior Independent Director acts as a sounding board for the Chairman and serves as an intermediary for the other Directors, as well as shareholders when required.

Independent of management, our Non-executive Directors bring diverse skills and experience, vital to constructive challenge and debate. Exclusively, they form the Audit, Nominations and Remuneration Committees, and their views are actively sought when developing proposals on strategy.

Around the Board meetings, the Chairman holds meetings with the Non-executive Directors without the Executive Directors present.

64	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

B. Effectiveness

B.1 The composition of the Board

The Board believes it operates effectively with an appropriate balance of independent Non-executive and Executive Directors who have the right balance of skills, experience, independence and knowledge of the Company.

Details of our Board, their individual biographies and Committee membership are set out on pages 47 and 48. Board and Committee attendance during the year to 31 March 2016 is set out on page 52.

The independence of the Non-executive Directors is considered at least annually along with their character, judgement, commitment and performance on the Board and relevant committees. The Board took into consideration the Code and indicators of potential non-independence, including length of service.

The Board considered Paul Golby’s independence separately following the announcement of his appointment as Chairman of Costain Group plc (a major supplier to the Company). The situational conflict was authorised (including putting in place protective measures to ensure the conflict is appropriately managed) and his independence was confirmed.

At year end, all of the Non-executive Directors, with the exception of the Chairman, who’s independence is only determined on appointment, have been determined by the Board to be independent.

B.2 Appointments to the Board

The Nominations Committee, which comprises the Chairman and Non-executive Directors leads the process for Board appointments and makes recommendations to the Board. The process for the appointment of John Pettigrew as Chief Executive and Nicola Shaw as Executive Director, UK were formal, rigorous and transparent. Further details of each appointment process, succession planning and the role of the Nominations Committee can be found on page 61.

B.3 Time commitment

Non-executive Directors are advised of the time commitment expected from them on appointment. External commitments, which may impact existing time commitments, must be agreed with the Chairman. Details of external appointments are set out in the biographies on pages 47 and 48.

As part of the evaluation of the Chairman, the Non-executive Directors, with input from the Executive Directors, assessed his ability to fulfill his role as Chairman, taking into account other significant appointments.

With the agreement of the Board, Executive Directors gain experience of other companies’ operations, governance frameworks and boardroom dynamics through non-executive appointments. The fees for these positions are retained by the individual.

For further details about the Directors’ service contracts and letters of appointment, see page 74 of the Directors’ Remuneration Report.

B.4 Development

All new Directors are provided with a full induction programme when they are appointed to the Board. Details of Director induction and development can be found on page 51.

B.5 Information and support

The Group General Counsel & Company Secretary makes sure that appropriate and timely information is provided to the Board and its Committees and is responsible for advising and supporting the Chairman and the Board on all governance matters. All Directors have access to the Group General Counsel & Company Secretary and may take independent professional advice at the Company’s expense in conducting their duties.

To support discussion and decision making, Board and committee members receive papers sufficiently in advance of meetings so that they can prepare for and consider agenda items. Additionally, the Chairman holds a short meeting with the Non-executive Directors before each Board meeting to discuss the focus of the upcoming meeting as well as afterwards to share feedback from the meeting. Similarly, the Chief Executive holds a short meeting with the Executive Directors and the Group General Counsel & Company Secretary after each meeting and shares the feedback from these meetings with the Chairman.

Last year we engaged external specialists to review our current papers and develop a new reporting framework for the Board and its Committees. This has continued to result in clearer more concise reporting, allowing more time for quality discussions and questions. A clear set of guidelines are in place to assist the Executive Directors and management on the content and presentation of papers to the Board and committees. A further refresh of the Board paper process will commence this year.

B.6 Evaluation

See pages 52 and 53 for more information on our externally facilitated Board evaluation, undertaken by Independent Audit Limited.

During the year, the Chairman met each Director individually to discuss their contribution, performance over the year and training and development needs. Following these meetings, Sir Peter confirmed to the Nominations Committee that he considered that each Director demonstrated commitment to the role and their performance continued to be effective.

At a private meeting of the Non-executive Directors, Mark Williamson, as Senior Independent Director, led a review of the Chairman’s performance. The Non-executive Directors, with input from the Executive Directors, assessed his ability to fulfil his role as Chairman and considered the arrangements he has in place, given he is also chairman of a FTSE 250 company and the Aircraft Carrier Alliance Management Board and a Trustee of The Sutton Trust Board. They concluded that Sir Peter’s performance continued to be effective.

B.7 Election/re-election

Each Director is subject to election at the first AGM following their appointment, and re-election at each subsequent AGM. Following recommendations from the Nominations Committee the Board considers all Directors continue to be effective, committed to their roles and have sufficient time available to perform their duties. Therefore, in accordance with the Code, Nicola Shaw will seek election and all other Directors will seek re-election at the 2016 AGM as set out in the Notice of Meeting, with the exception of Steve Holliday who is retiring from the Company with effect from 22 July 2016.

National Grid Annual Report and Accounts 2015/16	Statement of compliance with the UK Corporate Governance Code	65

Corporate Governance continued

Statement of compliance with the UK

Corporate Governance Code continued

C. Accountability	D. Remuneration	E. Relations with shareholders

C.1 Financial and business reporting

The requirement for Directors to state that they consider the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable remains a key consideration in the drafting and review process. The coordination and review of the Annual Report is conducted in parallel with the formal audit process undertaken by the external auditors and the review by the Board and its committees (of relevant sections).

The drafting and assurance process supports the Audit Committee’s and Board’s assessment of the overall fairness, balance and clarity of the Annual Report and the statement of Directors’ responsibilities as set out on page 84. The independent auditor’s report is on pages 85 to 92 and the Company’s business model is on pages 14 and 15.

C.2 Risk management and internal control

The Board has carried out a robust assessment of the principal risks facing the Company including those that would threaten the business model, future performance, solvency or liquidity. Further details can be found on pages 27 and 28.

The Board also sets the Company’s risk appetite, internal controls and risk management processes. The Board undertakes a review of their effectiveness annually. Further details are set out on pages 26–29.

The activities of the Audit Committee, which assists the Board with its responsibilities in relation to risk and assurance, are set out on pages 54 to 58.

C.3 Audit Committee and auditors

The Audit Committee report on pages 54 to 58 sets out details of how the Committee has discharged its duties during the year, matters reviewed by the Committee and how it ensures the auditor’s objectivity, effectiveness and continued independence. The Audit Committee report also explains the audit tender process that was undertaken during the year.

D.1 The level and components of remuneration

The Remuneration Committee is responsible for recommending to the Board the remuneration policy for Executive Directors and other members of the Executive Committee and for the Chairman, and for implementing this policy. The aim is to align remuneration policy to Company strategy and key business objectives and make sure it reflects our shareholders’, customers’ and regulators’ interests.

The Remuneration Report on pages 68 to 81 outlines the activities of the Committee during the year and sets out excerpts of the Directors’ remuneration policy table as approved by shareholders at the 2014 AGM.

D.2 Procedure

For further information on the work of the Remuneration Committee and Directors’ remuneration packages see the Directors’ Remuneration Report on pages 68 to 81. The Committee’s terms of reference are available on our website.

E.1 Dialogue with shareholders

The Board as a whole is responsible for making sure that satisfactory dialogue with shareholders takes place. We believe that effective channels of communication with the Company’s debt and equity institutional investors and individual shareholders are very important. More information about our approach to relations with shareholders can be found on page 51.

E.2 Constructive use of General Meetings

The AGM provides a key opportunity for the Board to communicate with and meet shareholders. Shareholders are able to learn more about the Company through exhibits and can ask questions directly of the Board. Company representatives and our Registrar are also on hand to answer any questions shareholders might have.

Our AGM will be held on Monday 25 July 2016 at The International Convention Centre in Birmingham and broadcast via our website. The Notice of Meeting for the 2016 AGM, available on our website, sets out in full the resolutions for consideration by shareholders, together with explanatory notes and further information on the Directors standing for election and re-election.

66	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance
Index to Directors’ Report and other disclosures
(starting on page indicated)
AGM 66
Articles of Association 187
Audit information 84
Board of Directors 47
Business model 14
Change of control provisions 193
Code of Ethics 193
Conflicts of interest 193
Contractual and other arrangements 176
Directors’ indemnity 194
Directors’ share interests 79
Directors’ service contracts and letters of appointment 74
Diversity 44
Dividends 05
Events after the reporting period 188
Financial instruments 126
Future developments 08
Greenhouse gas emissions 21
Human Rights 194
Important events affecting the Company during the year 06
Internal control 26
Internal control over financial reporting 29
Listing Rule 9.8.4 R cross reference table 194
Material interests in shares 189
People 44
Political donations and expenditure 194
Research and development 194
Risk management 26
Share capital 189
National Grid Annual Report and Accounts 2015/16
Index to Directors’ Report and other disclosures
67

Directors’ Remuneration Report

Jonathan Dawson Committee chairman
Annual statement from the Remuneration Committee chairman

Overview

At the Company’s AGM in 2015 more than 97% of votes cast were to approve the Remuneration Report for that year. As with last year we are not proposing any changes to the formal remuneration policy for National Grid and so this year there is only a vote on the implementation of this policy.

The key elements of our policy are:
● significant weighting towards long-term incentives versus short-term incentives;
● the bulk of senior executive remuneration to be paid in National Grid shares, with all of the Long Term Performance Plan (LTPP) paid only in shares, and half of the Annual Performance Plan (APP) paid in shares;
● very high levels of personal shareholding required to be held by senior executives – 500% of pre-tax salary for the CEO and 400% for other Executive Directors;
● three-year performance period for measuring potential awards under the LTPP coupled with a holding period of a further two years irrespective of whether the mandatory personal shareholding target has been attained; and
●

performance metrics for the LTPP are RoE (measuring management’s performance in generating profit from the business) and Value Growth (measuring management’s longer term performance in creating shareholder value).

We believe that our policy ensures that the rewards paid to senior executives are closely matched with shareholders’ experience. In particular, we regard it as very important that senior executives see their annual remuneration in the context of a long-term build-up of their investment in National Grid and that the growth in value of their shareholding and the dividends paid on those shares represent a material personal financial exposure to the success of the Company. As a result we think that the overall remuneration structure illustrates a high level of alignment with shareholders, and promotes an appropriate focus on long-term value within the Company.

Performance for the year
APP
National Grid has had another successful year overall. Record capital investment of £3.9 billion has been undertaken, split equally between the UK and US, and a programme of critical rate case filings has been successfully initiated in the US. As in prior years, the EPS figure used for APP purposes, 62.3 pence, differs slightly from the reported figure of 63.5 pence as it is adjusted for the impact of timing, scrip dividend uptake and exchange rate effects. It has also been reduced to take account of the absence of an increase in the UK corporate tax rate originally included in the Group budget. The overall impact of these adjustments was a decrease of 1.2 pence. Similarly, the Group RoE figure used for the APP calculation, 12.0%, has been reduced by 0.3 percentage points to take account of the absence of the increase in the UK corporate tax rate referred to above. Notwithstanding this, the EPS of 62.3 pence and Group RoE of 12.0% both met or exceeded the stretch performance levels set by the Committee at the start of the year, benefitting from realised gains achieved from the exchange of National Grid USA’s share in the Iroquois pipeline joint venture and strong results from our Other businesses led by the performance of the French interconnector. In the UK, the regulated businesses delivered good returns of 13.3%. Regulated US RoE was 8.0%, which reflected steady performance though was down on last year due to continued cost pressures as the business awaits outcomes of rate case filings. This figure, however, does not capture the gains achieved from the exchange of National Grid USA’s share in the Iroquois pipeline joint venture referred to above, and therefore has been adjusted by the Committee to reflect half of this gain for US participants in the APP, which the Committee believes properly reflects performance.

As a result, in respect of the financial measures for the APP (representing 70% of the value of the APP) the Committee made awards to Executive Directors ranging from 75% to 100% of the maximum potential for financial performance. The balance of the award (30% by value) is represented by individual executives’ assessed performance against specific objectives set by the Committee at the start of the year, resulting in awards ranging from 80% to 86% of the maximum potential for individual performance. In aggregate, therefore, Executive Directors’ APP awards fall in the range of 95% to 119% of salary. This compares with last year’s APP awards where the range was 65% to 119% of salary.

Because of commercial sensitivity we retrospectively disclose annual targets for the APP, which are set out on page 76. This year, we have sought to enhance our disclosure, including the retrospective disclosure of threshold and stretch performance levels for EPS and Group RoE, which now sits alongside the disclosure of our LTPP threshold and stretch performance levels. Target performance levels for both EPS and Group RoE were higher than for 2014/15; however, the target performance levels for UK RoE and US RoE were reduced, due to the expected returns under the RIIO framework in the UK and the impact of the timing of rate plan filings in the US. We have decided to maintain the same performance metrics for the 2016/17 APP awards and we will repeat our retrospective disclosure of performance levels in next year’s remuneration report.

LTPP

The LTPP that vested in 2015/16 was that awarded in 2012. Vesting outcomes ranged from 63% to 76% of maximum. Before making its final determination of executives’ annual and long-term awards, the Committee gives careful consideration to a number of important non-financial measures including our safety performance, reliability and levels of customer satisfaction in both the UK and the US, and considers whether a downward adjustment should be made to any executive’s award. This year the Committee concluded that there was no reason to make any adjustment. As our Executive Director, US, Dean Seavers, only joined the Board at the beginning of 2015/16, he has not received any vested LTPP for this year, and will not do so until 2017.

The award made in 2015 is the second award in respect of the LTPP granted under the new remuneration policy in 2014. This is a three-year plan with a maximum award of 350% of salary for the CEO and 300% for the other Executive Directors. Its outcome will only be known

68	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

following the results for the year ending March 2017. I reported last year that, at the end of the first performance year, Group RoE and Value Growth were on target in relation to the parameters set by the Committee, with UK RoE around stretch and US RoE below threshold. For this year the position is broadly comparable in respect of both the 2014 and 2015 LTPP grants. Taking account of performance to date of the 2014 and 2015 LTPP awards, the Committee has decided to make no changes to the performance metrics and targets for the 2016 LTPP award.

Executive Director shareholdings

Two years ago, we introduced high levels of shareholding requirements for our Executive Directors, in order to further align them to our shareholders. At 31 March 2016, both Andrew Bonfield and Steve Holliday have exceeded these shareholding requirements. As John Pettigrew and Dean Seavers were appointed to the Board relatively recently, neither of them has yet met their shareholding requirements and will therefore not be given permission to sell shares until they have done so, other than to pay tax on receipt of the vested shares or in exceptional circumstances.

Changes to the Board

Following the announcement of Steve Holliday’s retirement as CEO, John Pettigrew was promoted to CEO with effect from 1 April 2016. John’s salary has been set at £825,000. His APP opportunity remains at 125% of salary, and his LTPP opportunity has increased to 350% of salary from 2016 onwards. Steve stepped down as CEO on 31 March 2016 but will remain on the Board until 22 July to facilitate a successful transition. In March, we announced that Nicola Shaw will join the Board as our new UK Executive Director on 1 July 2016, succeeding John. Nicola’s salary has been set at £450,000. Her APP opportunity is 125% of salary and her LTPP opportunity is 300% of salary. Nicola will be eligible to receive a 2016 LTPP award. In addition, she will receive a cash payment of up to £485,000 to compensate her for incentive cash awards that were due to vest in June 2016 that she has foregone on leaving her former employer. Subject to their individual performance, the Committee intends to increase each of John’s and Nicola’s salaries towards market level by way of future phased increases from 2017 in excess of those awarded to other Company employees. All of these arrangements are in line with the approved policy on recruitment remuneration and have already been announced.

Annual salary review

Steve Holliday’s and Andrew Bonfield’s annual salaries were increased by approximately 1% in 2015. In line with the US managerial pay budget, Dean Seavers’ annual salary was not increased in 2015. John Pettigrew’s salary was increased by 7% to move his salary closer towards market as Executive Director, UK in 2015. In line with regional managerial pay budgets in 2016, salary increases in 2016 are 2% for Andrew Bonfield and 2.5% for Dean Seavers.

Impact of the expected sale of a majority interest in the UK Gas Distribution business

Ahead of the expected sale of a majority interest in the Gas Distribution business in 2016/17, the Committee is considering the impact on inflight LTPP and APP awards, and will make appropriate adjustments to relevant metrics within both the parameters and the spirit of the remuneration policy following any such sale. We will report this to you in next year’s remuneration report.

Conclusion

As I reported last year, remuneration continues to be in a transitional phase since the APP maximum has been lowered to 125% of salary from 150% while the LTPP represents previous bases of measurements, timescales and policy limits. This transition will continue for a further year when the final element of the 2013 LTPP vests in 2017 and the 2014 LTPP (the first awarded under the current remuneration policy) matures.

As with last year, we are not seeking any changes to the current remuneration policy, which will expire at the 2017 AGM. The Committee has begun to address whether the current policy should be proposed without any material changes or whether some modification may be required to reflect changes in the market and the evolution of the Company. I will report on the outcome of this review next year when we will seek your authority for a new three-year policy mandate.

Regarding the 2015/16 year, the Committee believes that it has correctly implemented the approved policy and that the remuneration earned last year by senior executives properly reflects the performance of the Company and the value generated for shareholders. Accordingly, I commend this remuneration report to you on behalf of the Committee, and ask for your support for the resolution to approve the report at the AGM.

Jonathan Dawson

Committee chairman

At a glance
Performance A comparison of the total 2015/16 single total figure of remuneration to the maximum remuneration if variable pay had vested in full is set out below.

Total remuneration
Executive Director	Maximum remuneration £’000	2015/16 single figure remuneration £’000
Andrew Bonfield	4,077	3,228
Steve Holliday	6,478	5,151
John Pettigrew	1,815	1,569
Dean Seavers	1,883	1,684

National Grid Annual Report and Accounts 2015/16	At a glance	69

Corporate Governance continued

At a glance continued

Key features of policy	Annual report on remuneration for 2015/16

●	Targeted broadly at mid-market against FTSE 11-40 for UK Executive Directors and general industry and energy services companies with similar revenue for US Executive Directors	●	Salary increases of 0–7% for 2015
		●	Salary increases of 2–2.5% for 2016
		●	Hired Nicola Shaw as new Executive Director, UK on an annual base salary of £450,000
		●	Appointed John Pettigrew as CEO on an annual base salary of £825,000

●	Maximum opportunity is 125% of salary	●	70% based on financial metrics (35% EPS, 35% RoE), 30% based on individual objectives
●	50% paid in cash, 50% paid in shares, which must be retained until later of two years and meeting shareholding requirement
		●	Group RoE for CEO and Finance Director; UK RoE for Executive Director, UK; US RoE for Executive Director, US

●	Subject to both clawback and malus
●

Individual objectives cover: safety and compliance; Group and financial strategy; business growth; operational excellence; customer experience; employee engagement; capability development; and stakeholder relations

●	Maximum award level is 350% of salary for CEO and 300% for other Executive Directors	●	50% value growth, 50% RoE
		●	Group RoE for CEO and Finance Director; even split of Group and UK RoE for Executive Director, UK; even split of Group and US RoE for Executive Director, US
●	Vesting subject to long-term performance conditions. Shares must be retained until later of two years from vesting and meeting shareholding requirement

		●	Three-year performance period
●	Subject to both clawback and malus

●	External appointees participate in Defined Contribution (DC) plan or cash in lieu of pension; internal appointees retain current benefits, subject to capping of pensionable pay increases for Defined Benefit (DB) plans	●	UK DB (Steve Holliday, John Pettigrew): maximum of two-thirds final capped pensionable pay or (Steve Holliday) one thirtieth accrual

		●	UK cash allowance (Andrew Bonfield): 30% of salary
●	Pensionable pay is salary only in UK and salary and APP in US in alignment with the market
		●	US DC (Dean Seavers): 9% of pensionable pay with additional match of up to 4%

●	Other benefits as appropriate	●	Other benefits include private medical insurance, life assurance, and, for UK Executive Directors, either a fully expensed car or a cash alternative to a car and the use of a driver when required

●	500% of salary for CEO	●	Steve Holliday and Andrew Bonfield have both met their shareholding requirements
●	400% of salary for other Executive Directors
		●	John Pettigrew and Dean Seavers were appointed to the Board relatively recently, and therefore have not yet met their shareholding requirements

70	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Directors’ remuneration policy – approved by shareholders in 2014

Key aspects of the Directors’ remuneration policy, along with elements particularly applicable to the 2015/16 financial year are shown on pages 71–74 for ease of reference only. This policy was approved for three years from the date of the 2014 AGM held on 28 July 2014. A shareholder vote on the remuneration policy is not required in 2016. Please note that the information shown has been updated to take account of the fact that the policy is now approved and current rather than proposed. A copy of the full remuneration policy is available on the Company website at www.investors.nationalgrid.com/reports/2013-14.

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

Approved policy table – Executive Directors

Salary	Purpose and link to strategy: to attract, motivate and retain high-calibre individuals, while not overpaying.

Operation	Maximum levels	Performance metrics, weighting and time period applicable

Salaries are targeted broadly at mid-market level.	No prescribed maximum annual increase.	Not applicable.

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

Benefits provided include:

Benefits have no predetermined maximum, as the cost of providing these varies from year to year.

Participation in tax-approved all-employee share plans is subject to limits set by the relevant tax authorities from time to time.

Not applicable.
●	company car or a cash alternative (UK only);
●	use of a driver when required;
●	private medical insurance;
●	life assurance;
●	personal accident insurance;
●	opportunity to purchase additional benefits under flexible benefits schemes available to all employees; and
●	opportunity to participate in the following HM Revenue & Customs (UK) or Internal Revenue Service (US) tax-advantaged all-employee share plans:

Sharesave: UK employees may make monthly contributions from net salary for a period of three or five years. The savings can be used to purchase shares at a discounted price, set at the launch of each plan period.

Share Incentive Plan (SIP): UK employees may use gross salary to purchase shares. These shares are placed in trust.

Incentive Thrift Plans (401(k) plans): US employees may participate in these tax-advantaged savings plans. They are DC pension plans in which employees can invest their own and Company contributions.

Employee Stock Purchase Plan (ESPP) (423(b) plan): eligible US employees may purchase ADSs on a monthly basis at a discounted price.

Other benefits may be offered at the discretion of the Committee.

National Grid Annual Report and Accounts 2015/16	Directors’ remuneration policy – approved by shareholders in 2014	71

Corporate Governance continued

Directors’ remuneration policy – approved by shareholders in 2014 continued

Pension	Purpose and link to strategy: to reward sustained contribution and assist attraction and retention.

Performance metrics, weighting
Operation	Maximum levels	and time period applicable

Pension for a new Executive Director will reflect whether they are internally promoted or externally appointed.

UK DB a maximum pension on retirement, at age 60, of two thirds final capped pensionable pay or up to one thirtieth accrual. On death in service, a lump sum of four times pensionable pay and a two thirds dependant’s pension is provided.

UK DC annual contributions of 30% of salary. Life assurance provision of four times pensionable salary and a spouse’s pension equal to one third of the Director’s salary are provided on death in service.

US DB an Executive Supplemental Retirement Plan provides for an unreduced pension benefit at age 62. For retirements at age 62 with 35 years of service, the pension benefit would be approximately two thirds of pensionable pay. Upon death in service, the spouse would receive 50% of the pension benefit (100% if the participant died while an active employee after the age of 55).

US DC 9% of base salary plus APP with additional 401(k) plan match of up to 4%.

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

Steve Holliday is provided with final salary pension benefits. For service prior to 1 April 2013, pensionable pay is normally the base salary in the 12 months prior to leaving the Company. For service from 1 April 2013 increases to pensionable pay are capped at the lower of 3% or the increase in inflation. The pension scheme rules allow for indexed prior salaries to be used for all members. He participates in the unfunded scheme in respect of benefits in excess of the Lifetime Allowance.

In line with market practice, pensionable pay for UK-based Executive Directors includes salary only and for US-based Executive Directors it includes salary and APP award.

Annual Performance Plan	Purpose and link to strategy: to incentivise and reward the achievement of annual financial and strategic business targets and the delivery of annual individual objectives.

Performance metrics, weighting
Operation	Maximum levels	and time period applicable

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

The DSP was discontinued for APP awards made in respect of years from 2014/15. Instead, 50% of awards are paid in shares, which (after any sales to pay tax) must be retained until the shareholding requirement is met, and in any event for two years after receipt.

Awards are subject to clawback and malus provisions.

The maximum award is 125% of salary.

A significant majority of the APP is based on performance against corporate financial measures, with the remainder based on performance against individual objectives. Individual objectives are role-specific.

The Committee may use its discretion to set measures that it considers appropriate in each financial year and reduce the amount payable, taking account of significant safety or customer service standard incidents, environmental and governance issues.

The payout levels at threshold, target and stretch performance levels are 0%, 50% and 100% respectively.

72	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Long Term Performance Plan	Purpose and link to strategy: to drive long-term performance, aligning Executive Director incentives to key strategic objectives and shareholder interests.

Operation	Maximum levels	Performance metrics, weighting and time period applicable

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

All are measured over a three-year period.

The weightings of these measures may vary year to year, but would always remain such that the value growth metric would never fall below a 25% weighting and never rise above a 75% weighting.

Between 2011 and 2013, 25% of the award vested at threshold and 100% at stretch, with straight-line vesting in between. From 2014, only 20% of the award vests at threshold.

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

There is no provision for termination payments.

National Grid Annual Report and Accounts 2015/16	Directors’ remuneration policy – approved by shareholders in 2014	73

Corporate Governance continued

Directors’ remuneration policy – approved by shareholders in 2014 continued

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

74	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Annual report on remuneration

Statement of implementation of remuneration policy in 2015/16

Role of Remuneration Committee

The Committee is responsible for recommending to the Board the remuneration policy for Executive Directors and the other members of the Executive Committee and for the Chairman, and for implementing this policy. The aim is to align remuneration policy to Company strategy and key business objectives and ensure it reflects our shareholders’, customers’ and regulators’ interests. The members of the Remuneration Committee in 2015/16 were Nora Mead Brownell, Jonathan Dawson (chair), Paul Golby and Mark Williamson.

The Committee activities during the year

Meeting	Main areas of discussion

April	2014/15 individual objectives scoring for Executive Committee
Discussion of 2015/16 objectives for Executive Committee
Review of Executive Committee shareholdings
Review of Committee terms of reference

May	Annual salary review and LTPP proposals for Executive Committee
2014/15 APP financial outturns and individual performance and confirmation of awards
Final approval of 2015/16 objectives for Executive Committee
Final approval of APP targets for 2015/16 financial year
Review of gender and ethnicity pay statistics

October	Approval of remuneration package for incoming CEO and of payments on retirement for outgoing CEO

November	Update on corporate governance and disclosure issues and review of AGM outcomes
Directors’ Remuneration Report planning for 2016
Review of competitive benchmarking for secondary comparator groups
Review of gender and ethnicity pay statistics disclosure for external website
Update on 2015/16 APP and outstanding LTPPs

March	Approval of remuneration package for incoming Executive Director, UK
Benchmarking data review for Executive Committee remuneration
2016 Directors’ Remuneration Report – review of first draft
Discussion of metrics and targets for APP and LTPP for 2016/17
Review of objectives for Executive Committee for APP 2016/17

Single total figure of remuneration – Executive Directors (audited information)
The following table shows a single total figure in respect of qualifying service for 2015/16, together with comparative figures for 2014/15:

	Salary £’000		Benefits in kind £’000		APP £’000		LTPP £’000		Pension £’000		Other £’000		Total £’000

	2015/16	2014/15	2015/16	2014/15	2015/16	2014/15	2015/16	2014/15	2015/16	2014/15	2015/16	2014/15	2015/16	2014/15

Andrew Bonfield	736	727	61	58	865	854	1,345	1,271	221	218	–	–	3,228	3,128
Steve Holliday	1,033	1,021	41	40	1,222	1,210	2,125	2,004	730	523	–	–	5,151	4,798
John Pettigrew	503	475	14	18	503	527	406	396	143	451	–	–	1,569	1,867
Dean Seavers	678	–	39	–	649	–	–	–	148	–	170	–	1,684	–

Total	2,950	2,223	155	116	3,239	2,591	3,876	3,671	1,242	1,192	170	–	11,632	9,793

Notes:

Salary: Base salaries were last increased on 1 June 2015. At this time Andrew Bonfield and Steve Holliday received salary increases of approximately 1%, in line with the salary increases given to other managerial employees of the Company in the UK. John Pettigrew was given an increase of 7% to move closer towards market as Executive Director, UK in 2015/16. Dean Seavers joined the Board on 1 April 2015 and was not given a salary increase at 1 June 2015, in line with other managerial employees of the Company in the US. Dean Seavers’ base salary has been converted at $1.4744:£1 for 2015/16.

Benefits in kind: Benefits in kind include private medical insurance, life assurance, and for UK Executive Directors, either a fully expensed car or a cash alternative to a car and the use of a driver when required. For Andrew Bonfield, it also includes the benefits of Sharesave options granted during the year. For Dean Seavers, this amount includes relocation payments.

Other: For Dean Seavers, Other includes the second $250,000 cash payment for forfeited bonuses from his former employer.

LTPP: A portion of the 2012 LTPP award vested in July 2015, and the remainder is due to vest in July 2016. The above value for 2015/16 is based on the share price (818 pence) on the vesting date (1 July 2015) for that portion that vested on 1 July 2015, and the average share price over the three months from 1 January 2016 to 31 March 2016 (958 pence) for that portion due to vest on 1 July 2016. The 2014/15 LTPP amount has been restated to reflect the actual amounts vested on 1 July 2015 for RoE, rather than the estimate shown in last year’s Annual Report. Due to a lower share price at vesting of 818 pence ($64.17 per ADS) versus the estimate of 899 pence ($70.33 per ADS), the actual value at vesting was £29,358, £46,335, and £12,441 lower than the estimate for Andrew Bonfield, Steve Holliday and John Pettigrew respectively.

National Grid Annual Report and Accounts 2015/16	Annual report on remuneration	75

Corporate Governance continued

Annual report on remuneration continued

Performance against targets for APP 2015/16 (audited information)

APP awards are earned by reference to the financial year and paid in June. Fifty percent of awards are paid in shares which (after any sales to pay tax) must be retained until the shareholding requirement is met, and in any event for two years after receipt. In relation to both the financial measures and individual objectives, threshold, target and stretch performance levels are pre-determined and pay out at 0%, 50% and 100% respectively and on a straight-line basis in between threshold and target performance and target and stretch performance. Individual objectives of the Executive Directors reflect the primary focus areas within the Company’s overall strategic priorities:

●	building on our strong safety performance;
●	the drive for business growth in the UK and US;
●	delivery of operational excellence and improvement in overall Company performance and service to customers;
●	promotion of innovative ideas to work more efficiently and effectively;
●	strengthening the talent pipeline and keeping all our employees fully engaged; and
●	working with external stakeholders to shape energy policy and embed sustainability into our decision-making to preserve natural resources and focus on environmental issues.

The outcomes of APP awards earned in 2015/16, along with detail of individual objectives, are shown in the figures below:

	Proportion of max opportunity	Threshold	Target	Stretch	Actual	Proportion of max achieved
Adjusted EPS (p/share)	35%	56.2	59.2	62.2	62.3	100%
Group RoE (%)		11.2	11.6	12.0	12.0	100%
UK RoE (%)	35%		13.25		13.3	55%
US RoE (%)			8.25		8.25	50%
Individual objectives	30%			See adjacent table		80–86%

Notes:

Overall: Group RoE pertains to the CEO and Finance Director, whilst UK RoE and US RoE pertain to the Executive Director, UK and Executive Director, US, respectively. RoE in some form comprises 35% of the total maximum APP opportunity.

Adjusted EPS: Adjusted EPS actual is reduced by 1.2 pence to account for the impact of timing, absence of a budgeted rise in the UK corporate tax rate, and the impact of scrip dividend uptake and currency adjustments.

Group RoE: Group RoE actual is reduced by 30 basis points to account for the absence of a budgeted rise in the UK corporate tax rate.

US RoE: US RoE actual is adjusted to capture half of the realised gains achieved from the exchange of National Grid USA’s share in the Iroquois pipeline joint venture.

	Andrew	Steve	John	Dean
	Bonfield	Holliday	Pettigrew	Seavers
Safety	●	●	●	●
Group strategy		●
Financial strategy	●
Business growth	●	●	●	●
Operational excellence	●		●	●
Customer experience			●	●
Employee engagement	●	●	●	●
Capability development	●	●	●	●
Stakeholder relations		●	●	●
Proportion of maximum achieved	80%	82%	86%	80%

2015/16 APP as proportion of base salary

2015/16 LTPP performance (audited information)

The LTPP value included in the 2015/16 single total figure relates to vesting of the conditional LTPP award granted in 2012. The 2012 award is determined based on differing performance periods and vesting dates:

●	performance over the three years ending 31 March 2015 for the EPS measure (50% weighting), which vested on 1 July 2015;
●	performance over the three years ending 30 June 2015 for the TSR measure (25% weighting), which vested on 1 July 2015; and
●	performance over the four years ending 31 March 2016 for the UK RoE measure and 31 December 2015 for the US RoE measure (25% weighting overall, split by Executive Director as shown overleaf), which will vest on 1 July 2016.

76	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

The performance achieved against the targets, including the expected vesting percentage for the RoE measures, was:

Performance measure	Threshold – 25% vesting	Maximum – 100% vesting	Actual/expected vesting	Actual/expected proportion of maximum achieved
TSR ranking (25% weighting)	Ranked at median of the comparator group (FTSE 100)	7.5 percentage points or more above median	2.99 percentage points above median	55.0%
Adjusted EPS (50% weighting)	EPS growth exceeds RPI increase by 3 percentage points	EPS growth exceeds RPI increase by 8 percentage points or more	Exceeded RPI increase by 6.3 percentage points	74.4%
UK RoE (12.5% weighting for the CEO and Finance Director; 25% weighting for the Executive Director, UK)	RoE is equal to the average allowed regulatory return	RoE is 2 percentage points or more above the average allowed regulatory return	Exceeded average allowed regulatory return by 3.2 percentage points	100.0%
US RoE (12.5% weighting for the CEO and Finance Director; 25% weighting for the former Executive Director, US)	RoE is 1 percentage point below the average allowed regulatory return	RoE is 1 percentage point or more above the average allowed regulatory return	1.1 percentage points below the average allowed regulatory return	0%

The amounts vesting under the 2012 LTPP during the year and included in the 2015/16 single total figure are shown in the table below.

The valuation is based on the following share prices:

●	818 pence ($64.17 per ADS) on the vesting date of 1 July 2015 for the EPS and TSR elements of the award; and
●	average share price over the three months from 1 January 2016 to 31 March 2016 of 958 pence ($69.23 per ADS) for the RoE element of the award.

	Original number of share awards in 2012 LTPP	Overall vesting percentage (including expected vesting percentage for RoE measure)	Number of awards vesting (including expected vesting for RoE measure)	Dividend equivalent shares	Total value of awards vesting (including expected vesting for RoE measure) and dividend equivalent shares (£’000)
Andrew Bonfield	213,095	63.45%	135,203	23,787	1,345
Steve Holliday	336,702	63.45%	213,628	37,586	2,125
John Pettigrew	52,395	75.95%	39,793	7,136	406
Dean Seavers	–	–	–	–	–

Last year’s Directors’ Remuneration Report covering remuneration for 2014/15 included an estimated vesting of the US and UK RoE portions of the 2011 LTPP award. These awards vested on 1 July 2015 and the performance achieved against the performance targets was the same as the expected vesting disclosed in the 2014/15 report. As a result of the actual achievement against the performance targets being the same as estimated, the vesting percentage and number of awards vesting are the same as disclosed in the 2014/15 report. However, the actual number of dividend equivalent shares varied as did the total value of awards vesting due to share price changes between the estimate and the actual date of vesting of the RoE portion. Specifically, the actual price on 1 July 2015 was 818 pence ($64.17 per ADS) rather than the estimate of 899 pence ($70.33 per ADS) disclosed in the 2014/15 report based on the average price from 1 January 2015 to 31 March 2015. As a result, the actual numbers of dividend equivalent shares granted for the 2011 LTPP were 22,454, 35,440 and 7,261 and the actual values of the awards at vesting were £29,358, £46,335 and £12,441 lower than originally estimated for Andrew Bonfield, Steve Holliday and John Pettigrew respectively.

Total pension benefits (audited information)

The table below provides details of the Executive Directors’ pension benefits. Steve Holliday and John Pettigrew participate in a Defined Benefit pension plan, whilst Andrew Bonfield receives cash in lieu of participation in a pension plan, and Dean Seavers participates in a Defined Contribution arrangement. The UK-based Executive Directors in a Defined Benefit pension participate in a salary sacrifice arrangement (FPS), under which the individual’s salary is reduced by an amount equal to the employee pension contribution that would have been paid into the scheme. An equivalent contribution is paid into the scheme by the employer. There are no additional benefits in the event of early retirement.

	Total contributions to DC arrangement £’000	Cash in lieu of pension contributions £’000	Accrued DB pension at 31 March 2016 £’000 pa	Increase in accrued DB pension over year £’000 pa	Reduction in salary due to FPS £’000	Increase/ (decrease) in any lump sum £’000	Value of pension benefit calculated using BIS methodology £’000	Normal retirement date
Andrew Bonfield	–	221	–	–	–	–	221	17/08/2027
Steve Holliday	–	–	591	39	62	2	730	26/10/2016
John Pettigrew	–	–	151	7	29	23	143	26/10/2031
Dean Seavers	148	–	–	–	–	–	148	30/08/2025

Notes:

Steve Holliday: In addition to the accrued DB pension at 31 March 2016 above, there is an accrued lump sum entitlement of £129,000 as at 31 March 2016. The increase to the accumulated lump sum, net of inflation, was £2,000 in the year to 31 March 2016. The increase in accrued DB pension over the year shown above is net of inflation, as UK pensions in payment or deferment increase in line with inflation.

John Pettigrew: In addition to the accrued DB pension at 31 March 2016 above, there is an accrued lump sum entitlement of £452,000 as at 31 March 2016. The increase to the accumulated lump sum, net of inflation, was £23,000 in the year to 31 March 2016. The increase in accrued DB pension over the year shown above is net of inflation, as UK pensions in payment or deferment increase in line with inflation.

Dean Seavers: The average exchange rate for 2015/16 was $1.4744:£1. Through his participation in the 401(k) plan in the US (a DC arrangement) the Company made contributions worth £27,400. The Company also made contributions worth £121,049 to the Non-Qualified Executive Supplemental Retirement Plan which pays the portion of core contributions that cannot be paid under the qualified plan due to IRS limitations. The plan also provides a supplemental top-up benefit through additional company contributions to yield an overall company contribution of 9% of pensionable pay, including both the qualified and non-qualified plan benefits. The retirement date shown is the typical retirement age in the US. The 401(k) plan does not have a retirement age. Benefits can be taken without penalty on leaving the Company from age 55 (subject to vesting requirements) or can be rolled over into another qualifying plan.

BIS calculation: In accordance with BIS methodology, the pension benefit for Andrew Bonfield and Dean Seavers is calculated as the aggregate of contributions made to a DC arrangement and cash in lieu of pension contributions. Also in accordance with BIS methodology, the pension benefit for Steve Holliday and John Pettigrew is calculated as the increase in accrued DB pension over the year shown above multiplied by 20 plus the increase in the lump sum shown above, less the reduction in salary due to FPS. Each element is calculated separately and rounded to produce the numbers in the table above.

National Grid Annual Report and Accounts 2015/16	Annual report on remuneration	77

Corporate Governance continued

Annual report on remuneration continued

Single total figure of remuneration – Non-executive Directors (audited information)

The following table shows a single total figure in respect of qualifying service for 2015/16, together with comparative figures for 2014/15:

	Fees £’000		Other emoluments £’000		Total £’000

	2015/16	2014/15	2015/16	2014/15	2015/16	2014/15

Nora Mead Brownell	94	91	–	–	94	91
Jonathan Dawson	99	96	–	–	99	96
Therese Esperdy	128	91	–	–	128	91
Sir Peter Gershon	494	488	15	16	509	504
Paul Golby	103	81	–	–	103	81
Ruth Kelly	82	79	–	–	82	79
Mark Williamson	121	118	–	–	121	118

Total	1,121	1,044	15	16	1,136	1,060

Therese Esperdy: Fees for 2015/16 include £22,917 in fees for serving on the National Grid USA Board.

Sir Peter Gershon: Other emoluments comprise private medical insurance, cash in lieu of a car and the use of a driver when required.

In accordance with the Company’s expenses policies, Non-executive Directors receive reimbursement for their reasonable expenses for attending Board meetings. In instances where those costs are treated by HMRC as taxable benefits, the Company also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC.

The total emoluments paid to Executive and Non-executive Directors in the year was £13 million (2014/15: £15 million).

LTPP (conditional award) granted during the financial year (audited information)

The face value of the awards is calculated using the volume-average weighted share price at the date of grant (25 June 2015) (£8.5147 per share and $66.9618 per ADS).

LTPP	Basis of award	Face value ’000	Proportion vesting at threshold performance	Number of shares	Performance period end date

Andrew Bonfield	300% of salary	£2,211	20%	259,668	June 2018
Steve Holliday	350% of salary	£3,622	20%	425,440	June 2018
John Pettigrew	300% of salary	£1,525	20%	179,072	June 2018
Dean Seavers	300% of salary	$3,000	20%	44,801 (ADSs)	June 2018

Performance conditions for LTPP awards granted during the financial year (audited information)

	Weighting				Conditional share awards granted – 2015
Performance measure	Andrew Bonfield	Steve Holliday	John Pettigrew	Dean Seavers	Threshold – 20% vesting	Maximum – 100% vesting

Group RoE	50%	50%	25%	25%	11.0%	12.5% or more
UK RoE			25%		1 percentage point above the average allowed regulatory return	3.5 percentage points or more above the average allowed regulatory return
US RoE				25%	90% of the average allowed regulatory return	105% or more of the average allowed regulatory return
Value growth	50%	50%	50%	50%	10.0%	12.0% or more

Payments for loss of office (audited information)

There were no payments made for loss of office during 2015/16.

Payments to past Directors (audited information)

Nick Winser stepped down from the Board at the 2014 AGM and left the Company on 31 July 2015. Tom King stepped down from the Board and left the Company on 31 March 2015. Mr Winser and Mr King held awards over shares and ADSs, respectively, which were pro-rated according to their departure date. The vesting of all these awards will occur at the normal vesting dates subject to satisfaction of their specified performance conditions at that time. Portions of these awards vested on 1 July 2015 and pertain to the RoE portion of the 2011 LTPP and the TSR and EPS portions of the 2012 LTPP.

	Pro-rated number of share awards in 2011 (RoE portion) and 2012 LTPP	Overall vesting percentage	Number of awards vesting	Dividend equivalent shares	Total value of awards vesting and dividend equivalent shares (£’000)

Tom King	44,846 (ADSs)	56.12%	25,168 (ADSs)	4,063 (ADSs)	1,202
Nick Winser	166,305	76.37%	127,000	24,035	1,235

Shareholder dilution

Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive share-based incentives will not exceed 5% in any 10-year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Committee reviews dilution against these limits regularly and under these limits the Company, as at 31 March 2016, had headroom of 4.01% and 7.98% respectively.

78	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Statement of Directors’ shareholdings and share interests (audited information)

The Executive Directors are required to build up and hold a shareholding from vested share plan awards. Deferred share plan awards are not taken into account for these purposes until the end of the deferral period. Shares are valued for these purposes at the 31 March 2016 price, which was 987 pence per share ($71.42 per ADS).

The following table shows how each Executive Director complies with the shareholding requirement and also the number of shares owned by the Non-executive Directors, including connected persons, as Non-executive Directors do not have a shareholding requirement.

The shareholding is as at 31 March 2016 and the salary used to calculate the value of shareholding is the gross annual salary as at 31 March 2016:

●	The normal vesting dates for the conditional share awards subject to performance conditions are 1 July 2016; 1 July 2016 and 1 July 2017; 1 July 2017; and 1 July 2018 for the LTPP 2012, LTPP 2013, LTPP 2014 and LTPP 2015 respectively.
●	The normal vesting dates for the conditional share awards subject to continuous employment are 13 June 2016 and 17 June 2017 for the DSP 2013 and DSP 2014 respectively.
●	In each of April and May 2016 a further 15 shares were purchased on behalf of Andrew Bonfield, Steve Holliday and John Pettigrew via the Share Incentive Plan (an HMRC approved all-employee share plan), thereby increasing their beneficial interests. There have been no other changes in Directors’ shareholdings between 1 April 2016 and 18 May 2016.
●	Both Andrew Bonfield and Steve Holliday have met their shareholding requirement of 400% and 500% of base salary, respectively. As both John Pettigrew and Dean Seavers were relatively new in post, they have not yet met their requirements and will not be allowed to sell shares other than to pay tax on receipt of vested shares or in exceptional circumstances until this requirement is met.

Directors	Share ownership requirements (multiple of salary)	Number of shares owned outright (including connected persons)	Number of shares held as a multiple of current salary	Number of options granted under the Sharesave Plan	Conditional share awards subject to performance conditions (LTPP 2012, 2013, 2014 and 2015)	Conditional share awards subject to continuous employment (DSP 2013 and 2014)

Executive Directors
Andrew Bonfield	400%	317,711	426%	6,651	756,209	92,754
Steve Holliday	500%	1,306,289	1,246%	3,542	1,224,546	126,771
John Pettigrew	400%	198,749	386%	4,286	417,251	28,691
Dean Seavers (ADSs)	400%	1,225	9%	–	85,767	–
Non-executive Directors
Nora Mead Brownell (ADSs)	–	5,000	n/a	–	–	–
Jonathan Dawson	–	36,586	n/a	–	–	–
Therese Esperdy (ADSs)	–	1,600	n/a	–	–	–
Sir Peter Gershon	–	83,363	n/a	–	–	–
Paul Golby	–	2,500	n/a	–	–	–
Ruth Kelly	–	800	n/a	–	–	–
Mark Williamson	–	4,726	n/a	–	–	–

Notes:

Overall: Sharesave options are valued using fair values. Andrew Bonfield was the only Director who made a gain on the exercise of share options during the year.

Andrew Bonfield: On 31 March 2016 Andrew Bonfield held 6,651 options granted under the Sharesave plan. 2,022 options were granted at a value of 749 pence per share and they can be exercised at 749 pence per share between April 2020 and September 2020. 1,208 options were granted at a value of 745 pence per share and they can be exercised at 745 pence per share between April 2019 and September 2019. On 1 April 2016, he exercised a Sharesave option over 3,421 shares at the option price of 455 pence per share for expiration in September 2016 at a gain of £18,549. For Andrew Bonfield, the number of conditional share awards subject to performance conditions is as follows: LTPP 2012: 53,273; LTPP 2013: 194,798; LTPP 2014: 248,470; LTPP 2015: 259,668. The number of conditional share awards subject to continuous employment is as follows: DSP 2013: 45,706; DSP 2014: 47,048.

Steve Holliday: On 31 March 2016 Steve Holliday held 3,524 options granted under the Sharesave plan. 1,502 options were granted at a value of 599 pence per share, and they can be exercised at 599 pence per share between April 2017 and September 2017. 2,022 options were granted at a value of 749 pence per share and they can be exercised at 749 pence per share between April 2020 and September 2020. For Steve Holliday, the number of conditional share awards subject to performance conditions is as follows: LTPP 2012: 84,175; LTPP 2013: 307,793; LTPP 2014: 407,138; LTPP 2015: 425,440. The number of conditional share awards subject to continuous employment is as follows: DSP 2013: 57,118; DSP 2014: 69,653.

John Pettigrew: On 31 March 2016 John Pettigrew held 4,286 options granted under the Sharesave plan. 1,252 options were granted at a value of 599 pence per share, and they can be exercised at 599 pence per share between April 2019 and September 2019. 3,034 options were granted at a value of 749 pence per share and they can be exercised at 749 pence per share between April 2020 and September 2020. The number of conditional share awards subject to performance conditions is as follows: LTPP 2012: 13,098; LTPP 2013: 63,361; LTPP 2014: 161,720; LTPP 2015: 179,072. The number of conditional share awards subject to continuous employment is as follows: DSP 2013: 14,341; DSP 2014: 14,350.

Dean Seavers: The number of conditional share awards subject to performance conditions is as follows: LTPP 2014: 40,966; LTPP 2015: 44,801.

Dean Seavers, Nora Mead Brownell and Therese Esperdy: Holdings and, for Dean Seavers, awards are shown as ADSs and each ADS represents five ordinary shares.

External appointments and retention of fees

The table below details the Executive Directors who served as non-executive directors in other companies during the year ended 31 March 2016 and were allowed to retain fees for their services:

	Company	Retained fees (£)

Andrew Bonfield	Kingfisher plc	82,400

Relative importance of spend on pay

This chart shows the relative importance of spend on pay compared with other costs and disbursements (dividends, tax, net interest and capital expenditure). Given the capital-intensive nature of our business and the scale of our operations, these costs were chosen as the most relevant for comparison purposes. All amounts exclude exceptional items and remeasurements.

National Grid Annual Report and Accounts 2015/16	Annual report on remuneration	79

Corporate Governance continued

Annual report on remuneration continued

Performance graph and table

This chart shows National Grid plc’s seven-year annual total shareholder return (TSR) performance against the FTSE 100 Index since 31 March 2009. The FTSE 100 Index has been chosen because it is the widely recognised performance benchmark for large companies in the UK. The Company’s TSR has outperformed that of the FTSE 100 for the last five years and underpins the pay shown for the CEO in the table below, using current and previously published single total remuneration figures.

The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date. It assumes dividends are reinvested.

CEO’s pay in the last seven financial years

Steve Holliday was the CEO throughout this seven-year period.

Total shareholder return

	2009/10	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16

Total single figure £’000	3,931	3,738	3,539	3,170	4,801	4,845	5,151
APP (proportion of maximum awarded)	95.33%	81.33%	68.67%	55.65%	77.94%	94.80%	94.60%
PSP/LTPP (proportion of maximum vesting including expected vesting for RoE measure)	100.00%	65.15%	49.50%	25.15%	76.20%	55.81%	63.45%

Percentage change in CEO’s remuneration

The table below shows how the percentage change in the CEO’s salary, benefits and APP between 2014/15 and 2015/16 compares with the percentage change in the average of each of those components of remuneration for non-union employees in the UK. The Committee views this group as the most appropriate comparator group, as the CEO is UK-based and this group excludes employees represented by trade unions, whose pay and benefits are negotiated with each individual union.

	Salary			Taxable benefits			APP
	£’000	£’000	Increase	£’000	£’000	Increase	£’000	£’000	Increase

	2015/16	2014/15		2015/16	2014/15		2015/16	2014/15

Steve Holliday	1,033	1,021	1.2%	41	40	2.5%	1,222	1,210	1.0%
UK non-union employees (increase per employee)			1.9%			7.9%			(9.1)%

Note:

The APP for UK non-union employees decreased, which is a reflection of the reduction in payout level for the UK RoE measure which forms a key part of the APP for this population.

Statement of implementation of remuneration policy in 2016/17

The remuneration policy adopted at the 2014 AGM will continue to be implemented during 2016/17 as described below. Steve Holliday is retiring in July 2016 and will be stepping down from the Board at that time. He will be treated as a ‘good leaver’ in line with our remuneration policy. He is intending to draw from his pension from October 2016.

Salary

Salary increases will normally be in line with the increase awarded to other employees in the UK and US, unless there is a change in role or responsibility. In line with the policy on recruitment remuneration, salaries for new directors may be set below market level initially and aligned to market level over time (provided the increase is merited by the individual’s contribution and performance). John Pettigrew’s base salary was increased to £825,000 upon his appointment as CEO. This was some £210,000 below that of Steve Holliday, the retiring CEO.

	From 1 June 2016	From 1 June 2015	Increase
Andrew Bonfield	£751,740	£737,000	2.0%
Steve Holliday	£1,035,000	£1,035,000	0%
Nicola Shaw from 1 July 2016	£450,000	–	n/a
John Pettigrew from 1 April 2016	£825,000	£508,250	62.3%
Dean Seavers	$1,025,000	$1,000,000	2.5%

APP measures for 2016/17

The APP targets are considered commercially sensitive and consequently will be disclosed after the end of the financial year in the 2016/17 annual report on remuneration. Steve Holliday will be eligible to receive a prorated portion of the 2016/17 APP.

Weighting
Adjusted EPS	35%
Group or UK or US RoE	35%
Individual objectives	30%

80	National Grid Annual Report and Accounts 2015/16	Corporate Governance

Corporate Governance

Performance measures for LTPP to be awarded in 2016

Steve Holliday will not receive a 2016 LTPP award. John Pettigrew’s 2016 award will increase to 350% of salary.

	Andrew Bonfield	John Pettigrew	Dean Seavers	Nicola Shaw	Threshold – 20% vesting	Maximum – 100% vesting
Group RoE	50%	50%	25%	25%	11.0%	12.5% or more
UK RoE	–	–	–	25%	1 percentage point above the average allowed regulatory return	3.5 percentage points or more above the average allowed regulatory return
US RoE	–	–	25%	–	90% of the average allowed regulatory return	105% or more of the average allowed regulatory return
Value growth	50%	50%	50%	50%	10.0%	12.0% or more

NEDs’ fees

Committee chair fees are in addition to committee membership fees. Therese Esperdy was appointed as a Non-executive Director to the National Grid USA Board on 1 May 2015 with an annual fee of £25,000 in addition to her current NED fees.

	£’000
	From 1 June 2016	From 1 June 2015	Increase
Chairman	500	495	1%
Senior Independent Director	22	22	0%
Board fee (UK-based)	66	64	3%
Board fee (US-based)	78	76	3%
Committee membership fee	9	9	0%
Chair Audit Committee	19	17	12%
Chair Remuneration Committee	19	17	12%
Chair (other Board committee)	12.5	12.5	0%

Advisors to the Remuneration Committee

The Committee received advice during 2015/16 from independent remuneration consultants New Bridge Street (NBS), a trading name of Aon Hewitt Ltd (part of Aon plc). NBS were selected as advisors by the Committee from 1 August 2013 following a competitive tendering process.

Work undertaken by NBS included updating the Committee on trends in compensation and governance matters and advising the Committee in connection with benchmarking of the total reward packages for the Executive Directors and other senior employees. NBS are a member of the Remuneration Consultants Group and have signed up to that group’s Code of Conduct. The Committee is satisfied that any potential conflicts were appropriately managed. NBS does not provide any other advice or services to the Company. In the year to 31 March 2016 the Committee paid a total of £77,820 to NBS, with fees being charged on a time incurred basis.

The Committee also received specialist advice from the following organisations:

●	Alithos Limited: provision of TSR calculations for the LTPP (£10,417 paid in 2015/16);
●	Linklaters LLP: advice relating to share schemes and to Directors’ service contracts (£44,621 paid in 2015/16); and
●	Willis Towers Watson: advice relating to the benchmarking of the total reward packages for the Executive Committee and the Chairman (£58,509 paid in 2015/16).

The Committee reviews the objectivity and independence of the advice it receives from its advisors each year. It is satisfied that they all provided credible and professional advice.

The Committee considers the views of the Chairman on the performance and remuneration of the CEO; and of the CEO on the performance and remuneration of the other members of the Executive Committee. The Committee is also supported by the Group General Counsel & Company Secretary who acts as Secretary to the Committee, the Group HR Director, the Group Head of Reward & Performance and the Group Head of Pensions. No other advisors have provided significant services to the Committee in the year.

Voting on 2013/14 Directors’ Remuneration Policy at 2014 AGM

The voting figures shown refer to votes cast at the 2014 AGM and represent 61.76% of the issued share capital. In addition, shareholders holding 74 million shares abstained.

	For	Against
Number of votes	2,223,573,203	85,131,552
Proportion of votes	96.31%	3.69%

Voting on 2014/15 Annual Remuneration Report at 2015 AGM

The voting figures shown refer to votes cast at the 2015 AGM and represent 62.61% of the issued share capital. In addition, shareholders holding 30 million shares abstained.

	For	Against
Number of votes	2,240,539,614	63,053,994
Proportion of votes	97.26%	2.74%

The Directors’ Remuneration Report has been approved by the Board and signed on its behalf by: Jonathan Dawson Chairman of the Remuneration Committee 18 May 2016

National Grid Annual Report and Accounts 2015/16	Annual report on remuneration	81

Financial Statements contents

83	Introduction to the financial statements

Directors’ statement and independent auditors’ report
84	Statement of Directors’ responsibilities
85	Independent auditors’ report
93	Report of Independent Registered Public Accounting Firm

Consolidated financial statements under IFRS
Primary statements
94	Consolidated income statement
96	Consolidated statement of comprehensive income
97	Consolidated statement of changes in equity
98	Consolidated statement of financial position
100	Consolidated cash flow statement

Notes to the consolidated financial statements – analysis of items in the primary statements
102	Note 1 – Basis of preparation and recent accounting developments
104	Note 2 – Segmental analysis
109	Note 3 – Operating costs
111	Note 4 – Exceptional items and remeasurements
112	Note 5 – Finance income and costs
113	Note 6 – Tax
118	Note 7 – Earnings per share (EPS)
119	Note 8 – Dividends
120	Note 9 – Goodwill
121	Note 10 – Other intangible assets
122	Note 11 – Property, plant and equipment
123	Note 12 – Other non-current assets
124	Note 13 – Financial and other investments
125	Note 14 – Investments in joint ventures and associates
126	Note 15 – Derivative financial instruments
128	Note 16 – Inventories and current intangible assets
129	Note 17 – Trade and other receivables
130	Note 18 – Cash and cash equivalents
130	Note 19 – Borrowings
132	Note 20 – Trade and other payables
132	Note 21 – Other non-current liabilities
132	Note 22 – Pensions and other post-retirement benefits
138	Note 23 – Provisions
140	Note 24 – Share capital
141	Note 25 – Other equity reserves
142	Note 26 – Net debt

Notes to the consolidated financial statements – supplementary information
144	Note 27 – Commitments and contingencies
145	Note 28 – Related party transactions
145	Note 29 – Actuarial information on pensions and other post-retirement benefits
149	Note 30 – Financial risk management
156	Note 31 – Borrowing facilities
157	Note 32 – Subsidiary undertakings, joint ventures and associates
160	Note 33 – Sensitivities on areas of estimation and uncertainty
161	Note 34 – Additional disclosures in respect of guaranteed securities

Company financial statements under FRS 101
Basis of preparation
168	Company accounting policies

Primary statements
170	Company balance sheet
171	Company statement of changes in equity

Notes to the Company financial statements
172	Note 1 – Fixed asset investments
172	Note 2 – Debtors
172	Note 3 – Creditors
173	Note 4 – Derivative financial instruments
173	Note 5 – Investments
173	Note 6 – Borrowings
173	Note 7 – Share capital
173	Note 8 – Shareholders’ equity and reserves
173	Note 9 – Parent Company guarantees
173	Note 10 – Audit fees

82	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

Introduction to the Financial Statements

Throughout these financial statements we have provided explanations of the disclosures and why they are important to the understanding of our financial performance and position. In places we have also highlighted ‘Our strategy in action’, drawing out the key elements of our business model (set out in the Strategic Report on pages 14 to 15), and showing how the disclosures reflect this strategy.

Audit opinions

We have two audit opinions on our financial statements, reflecting our listing on both the London Stock Exchange and the New York Stock Exchange. Due to the different reporting requirements for each listing, our auditors are required to confirm compliance with each set of standards in a prescribed format. The audit opinion as required under our UK listing (starting on page 85) continues to provide more detail as to how our auditors have planned and conducted their audit, as well as their views on significant matters they have noted and that were discussed by the Audit Committee.

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

Unaudited commentary

We have presented with the financial statements certain analysis as part of the Strategic Report of our Annual Report. This approach provides a clearer narrative, a logical flow of information and reduces duplication. We have created a combined financial review, including a commentary on items within the primary statements, on pages 94 to 101. Unless otherwise indicated, all analysis provided in the financial statements is on a statutory IFRS basis. All information in ruled boxes styled in the same manner as this one does not form part of the audited financial statements. This has been further highlighted by including the word ‘unaudited’ at the start of each box header. Unaudited commentary boxes appear on pages 95 to 97, 99, 101, 107 to 108, 117, 119 and 131.

National Grid Annual Report and Accounts 2015/16	Financial Statements	83

Statement of Directors’ responsibilities

The Directors are responsible for preparing the Annual Report and Accounts, including the consolidated financial statements and the Company financial statements, the Directors’ Report, including the Remuneration Report and the Strategic Report, in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the Company financial statements and the Remuneration Report in accordance with United Kingdom Accounting Standards, comprising Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101), and applicable law – United Kingdom Generally Accepted Accounting Practice (UK GAAP). In preparing the consolidated financial statements, the Directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (IASB). Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company on a consolidated and individual basis and of the profit or loss of the Company on a consolidated basis for that period.

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

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company on a consolidated and individual basis, and to enable them to ensure that the consolidated financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation, and the Company financial statements and the Remuneration Report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and its subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

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

Each of the Directors, whose names and functions are listed on pages 47 and 48, confirms that:

●	to the best of their knowledge, the consolidated financial statements and the Company financial statements, which have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the European Union and UK GAAP FRS 101 respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis;
●	to the best of their knowledge, the Strategic Report contained in the Annual Report and Accounts includes a fair review of the development and performance of the business and the position of the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces; and
●	they consider that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

Directors’ Report

The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing Rules, and Disclosure Rules and Transparency Rules, comprising pages 08 to 81 and 174 to 202, was approved by the Board and signed on its behalf.

Strategic Report

The Strategic Report, comprising pages 02 to 45, was approved by the Board and signed on its behalf.

By order of the Board

Alison Kay

Group General Counsel & Company Secretary

18 May 2016

Company number: 4031152

84	National Grid Annual Report and Accounts 2015/16	Financial Statements

[INTENTIONALLY LEFT BLANK]

National Grid Annual Report and Accounts 2015/16	Financial Statements	85

[INTENTIONALLY LEFT BLANK]

86	National Grid Annual Report and Accounts 2015/16	Financial Statements

[INTENTIONALLY LEFT BLANK]

National Grid Annual Report and Accounts 2015/16	Financial Statements	87

[INTENTIONALLY LEFT BLANK]

88	National Grid Annual Report and Accounts 2015/16	Financial Statements

[INTENTIONALLY LEFT BLANK]

National Grid Annual Report and Accounts 2015/16	Financial Statements	89

[INTENTIONALLY LEFT BLANK]

90	National Grid Annual Report and Accounts 2015/16	Financial Statements

[INTENTIONALLY LEFT BLANK]

National Grid Annual Report and Accounts 2015/16	Financial Statements	91

[INTENTIONALLY LEFT BLANK]

92	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

Report of Independent Registered Public Accounting Firm

to the Board of Directors and Shareholders of National Grid plc

Audit opinion for Form 20-F

In our opinion, the accompanying consolidated statement of financial position and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity, present fairly, in all material respects, the financial position of National Grid plc and its subsidiaries at 31 March 2016 and 31 March 2015, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Additional Information section appearing on page 183 of the 2016 Annual Report and Accounts.

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

PricewaterhouseCoopers LLP

London

United Kingdom

18 May 2016

National Grid Annual Report and Accounts 2015/16	Financial Statements	93

Consolidated income statement

for the years ended 31 March

	Notes		2016 £m	2016 £m	2015 £m	2015 £m	2014 £m	2014 £m
Revenue	2(a	)		15,115		15,201		14,809
Operating costs	3			(11,030)		(11,421)		(11,074)
Operating profit
Before exceptional items and remeasurements	2(b	)	4,096		3,863		3,664
Exceptional items and remeasurements	4		(11)		(83)		71

Total operating profit	2(b	)		4,085		3,780		3,735

Finance income	5			22		36		36

Finance costs
Before exceptional items and remeasurements	5		(1,035)		(1,069)		(1,144)
Exceptional items and remeasurements	4,5		(99)		(165)		93

Total finance costs	5			(1,134)		(1,234)		(1,051)
Share of post-tax results of joint ventures and associates	14			59		46		28
Profit before tax
Before exceptional items and remeasurements	2(b	)	3,142		2,876		2,584
Exceptional items and remeasurements	4		(110)		(248)		164

Total profit before tax	2(b	)		3,032		2,628		2,748
Tax
Before exceptional items and remeasurements	6		(753)		(695)		(581)
Exceptional items and remeasurements	4,6		315		78		297

Total tax	6			(438)		(617)		(284)
Profit after tax
Before exceptional items and remeasurements			2,389		2,181		2,003
Exceptional items and remeasurements	4		205		(170)		461
Profit for the year				2,594		2,011		2,464
Attributable to:
Equity shareholders of the parent				2,591		2,019		2,476
Non-controlling interests				3		(8)		(12)
				2,594		2,011		2,464
Earnings per share[1]
Basic	7(a	)		69.0p		53.2p		65.2p
Diluted	7(b	)		68.7p		52.9p		64.9p

1.  Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

94	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

  Unaudited commentary on the consolidated income statement

The consolidated income statement shows all revenue earned and costs incurred in the year, with the difference being the overall profit for the year.

Revenue

Revenue for the year ended 31 March 2016 decreased by £86m to £15,115m. This decrease was driven by lower revenues in our US Regulated business, partly offset by revenue growth across all of our other businesses, in particular UK Electricity Transmission. US Regulated revenues were £493m lower year on year due to lower commodity costs passed on to customers and unfavourable timing of recoveries. This was partly offset by higher increased revenue allowances under the Niagara Mohawk three year rate plan and the benefits of capex trackers and the stronger US dollar. UK Electricity Transmission revenue increased by £223m, mostly reflecting the recovery of higher pass-through costs such as payments to other UK network owners and system balancing costs.

Operating costs

Operating costs for the year ended 31 March 2016 of £11,030m were £391m lower than the prior year. This decrease in costs included a £72m impact in exceptional items and remeasurements, which is discussed below. Excluding exceptional items and remeasurements, operating costs were £319m lower, principally due to lower pass-through costs such as gas and electric commodity costs in the US and additional costs incurred last year in the US to improve data quality and bring regulatory filings up to date, partially offset by higher depreciation as a result of newly commissioned assets and the impact of the stronger US dollar on sterling results.

Net finance costs

For the year ended 31 March 2016, net finance costs before exceptional items and remeasurements were £20m lower than 2014/15 at £1,013m, mainly as a result of lower UK RPI inflation, continued focus on management of cash balances and the benefit of last year’s debt repurchases, partially offset by increased borrowings and the impact of the stronger US dollar.

Tax

The tax charge on profits before exceptional items and remeasurements was £58m higher than 2014/15. This was mainly a result of increased taxable profits in the year. The effective tax rate for the year was 24.0% (2014/15: 24.2%).

Exceptional items and remeasurements

Operating costs for the year ended 31 March 2016 included an £11m gain on remeasurement of commodity contracts, together with £22m exceptional costs associated with the Gas Distribution sales process. In the previous year, operating costs included a net £83m loss on remeasurements.

Finance costs for the year ended 31 March 2016 included a loss of £99m on financial remeasurements, relating to net losses on derivative financial instruments. For the previous year ended 31 March 2015, we incurred exceptional debt redemption costs of £131m and a loss of £34m on financial remeasurements. Exceptional tax for 2015/16 was a credit of £315m which represents tax credits on the exceptional items and remeasurements above, together with a deferred tax credit on the recalculation of deferred tax liabilities as a result of the reduction in the UK tax rate from 20% to 18%.

Adjusted earnings and EPS

Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Company. The following chart shows the five year trend in adjusted profit attributable to equity shareholders of the parent (adjusted earnings) and adjusted earnings per share. See page 196 for a reconciliation of adjusted basic EPS to EPS.

Adjusted earnings and adjusted EPS1

1.  Adjusted earnings and adjusted EPS are attributable to equity shareholders of the parent.

The above earnings performance translated into adjusted EPS growth in 2015/16 of 5.9p (10%).

In accordance with IAS 33, all earnings per share and adjusted earnings per share amounts for comparative periods have been restated for shares issued via scrip dividends.

Exchange rates

Our financial results are reported in sterling. Transactions for our US operations are denominated in dollars, so the related amounts that are reported in sterling depend on the dollar to sterling exchange rate. The table below shows the average and closing exchange rates of sterling to US dollars.

	2015/16	2014/15	% change

Weighted average (income statement)	1.47	1.58	(7)%
Year end (balance sheet)	1.44	1.49	(3)%

The movement in foreign exchange during 2015/16 has resulted in a £560m increase in revenue, a £73m increase in adjusted operating profit and a £67m increase in operating profit.

National Grid Annual Report and Accounts 2015/16	Financial Statements	95

Consolidated statement of comprehensive income

for the years ended 31 March

		2016	2015	2014
	Notes	£m	£m	£m

Profit for the year		2,594	2,011	2,464

Other comprehensive income/(loss)
Items that will never be reclassified to profit or loss:
Remeasurements of net retirement benefit obligations	22	539	(771)	485
Tax on items that will never be reclassified to profit or loss	6	(125)	299	(172)

Total items that will never be reclassified to profit or loss		414	(472)	313

Items that may be reclassified subsequently to profit or loss:
Exchange adjustments		69	175	(158)
Net gains/(losses) in respect of cash flow hedges		50	(154)	63
Transferred to profit or loss in respect of cash flow hedges		29	13	27
Net gains on available-for-sale investments		43	41	6
Transferred to profit or loss on sale of available-for-sale investments		–	(8)	(14)
Tax on items that may be reclassified subsequently to profit or loss	6	(32)	11	(2)

Total items that may be reclassified subsequently to profit or loss		159	78	(78)

Other comprehensive income/(loss) for the year, net of tax		573	(394)	235

Total comprehensive income for the year		3,167	1,617	2,699

Attributable to:
Equity shareholders of the parent		3,164	1,624	2,711
Non-controlling interests		3	(7)	(12)

		3,167	1,617	2,699

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

Remeasurements of net retirement benefit obligations

We had a net gain after tax of £414m (2014/15: net loss of £472m) on our pension and other post-retirement benefit schemes which is due to changes in key assumptions made in the valuation calculation of pension liabilities and differences between the expected and actual pension asset returns.

Exchange adjustments

Adjustments are made when we translate the results and net assets of our companies operating outside the UK, as well as debt and derivative transactions designated as a net investment hedge of our foreign currency operations. The net movement for the year resulted in a gain of £69m (2014/15: £175m gain).

Net gains/(losses) in respect of cash flow hedges

The value of derivatives held to hedge cash flows is impacted by changes in expected interest rates and exchange rates. The net gain for the year was £50m (2014/15: £154m loss).

96	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

Consolidated statement of changes in equity

for the years ended 31 March

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves[1] £m	Total shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 April 2013	433	1,344	13,133	(4,681)	10,229	5	10,234
Profit for the year	–	–	2,476	–	2,476	(12)	2,464
Total other comprehensive income/(loss) for the year	–	–	313	(78)	235	–	235
Total comprehensive income/(loss) for the year	–	–	2,789	(78)	2,711	(12)	2,699
Equity dividends	–	–	(1,059)	–	(1,059)	–	(1,059)
Scrip dividend related share issue[2]	6	(8)	–	–	(2)	–	(2)
Issue of treasury shares	–	–	14	–	14	–	14
Purchase of own shares	–	–	(5)	–	(5)	–	(5)
Other movements in non-controlling interests	–	–	(4)	–	(4)	15	11
Share-based payment	–	–	20	–	20	–	20
Tax on share-based payment	–	–	7	–	7	–	7
At 31 March 2014	439	1,336	14,895	(4,759)	11,911	8	11,919
Profit for the year	–	–	2,019	–	2,019	(8)	2,011
Total other comprehensive (loss)/income for the year	–	–	(472)	77	(395)	1	(394)
Total comprehensive income/(loss) for the year	–	–	1,547	77	1,624	(7)	1,617
Equity dividends	–	–	(1,271)	–	(1,271)	–	(1,271)
Scrip dividend related share issue[2]	4	(5)	–	–	(1)	–	(1)
Purchase of treasury shares	–	–	(338)	–	(338)	–	(338)
Issue of treasury shares	–	–	23	–	23	–	23
Purchase of own shares	–	–	(7)	–	(7)	–	(7)
Other movements in non-controlling interests	–	–	(3)	–	(3)	11	8
Share-based payment	–	–	20	–	20	–	20
Tax on share-based payment	–	–	4	–	4	–	4
At 31 March 2015	443	1,331	14,870	(4,682)	11,962	12	11,974
Profit for the year	–	–	2,591	–	2,591	3	2,594
Total other comprehensive income for the year	–	–	414	159	573	–	573
Total comprehensive income for the year	–	–	3,005	159	3,164	3	3,167
Equity dividends	–	–	(1,337)	–	(1,337)	–	(1,337)
Scrip dividend related share issue[2]	4	(5)	–	–	(1)	–	(1)
Purchase of treasury shares	–	–	(267)	–	(267)	–	(267)
Issue of treasury shares	–	–	16	–	16	–	16
Purchase of own shares	–	–	(6)	–	(6)	–	(6)
Other movements in non-controlling interests	–	–	–	–	–	(5)	(5)
Share-based payment	–	–	22	–	22	–	22
Tax on share-based payment	–	–	2	–	2	–	2
At 31 March 2016	447	1,326	16,305	(4,523)	13,555	10	13,565

1.  For further details of other equity reserves, see note 25.

2.  Included within share premium account are costs associated with scrip dividends.

Unaudited commentary on consolidated statement of changes in equity

The consolidated statement of changes in equity shows additions and reductions to equity. For us, the main items are profit earned and dividends paid in the year.

Dividends

The Directors are proposing a final dividend of 28.34p, bringing the total dividend for the year to 43.34p, a 1.1% increase on 2014/15.

The Directors intend to continue the policy of increasing the annual dividend by at least the rate of RPI inflation for the foreseeable future.

National Grid Annual Report and Accounts 2015/16	Financial Statements	97

Consolidated statement of financial position

as at 31 March

	Notes	2016 £m	2015 £m

Non-current assets
Goodwill	9	5,315	5,145
Other intangible assets	10	887	802
Property, plant and equipment	11	43,364	40,723
Other non-current assets	12	82	80
Pension assets	22	410	121
Financial and other investments	13	482	330
Investments in joint ventures and associates	14	397	318
Derivative financial assets	15	1,685	1,539

Total non-current assets		52,622	49,058

Current assets
Inventories and current intangible assets	16	437	340
Trade and other receivables	17	2,472	2,836
Financial and other investments	13	2,998	2,559
Derivative financial assets	15	278	177
Cash and cash equivalents	18	127	119

Total current assets		6,312	6,031

Total assets		58,934	55,089

Current liabilities
Borrowings	19	(3,611)	(3,028)
Derivative financial liabilities	15	(337)	(635)
Trade and other payables	20	(3,285)	(3,292)
Current tax liabilities		(252)	(184)
Provisions	23	(236)	(235)

Total current liabilities		(7,721)	(7,374)

Non-current liabilities
Borrowings	19	(24,733)	(22,882)
Derivative financial liabilities	15	(1,732)	(1,764)
Other non-current liabilities	21	(2,071)	(1,919)
Deferred tax liabilities	6	(4,634)	(4,297)
Pensions and other post-retirement benefit obligations	22	(2,995)	(3,379)
Provisions	23	(1,483)	(1,500)

Total non-current liabilities		(37,648)	(35,741)

Total liabilities		(45,369)	(43,115)

Net assets		13,565	11,974

Equity
Share capital	24	447	443
Share premium account		1,326	1,331
Retained earnings		16,305	14,870
Other equity reserves	25	(4,523)	(4,682)

Shareholders’ equity		13,555	11,962
Non-controlling interests		10	12

Total equity		13,565	11,974

The consolidated financial statements set out on pages 94 to 167 were approved by the Board of Directors on 18 May 2016 and were signed on its behalf by:

Sir Peter Gershon Chairman

Andrew Bonfield Finance Director

National Grid plc

Registered number: 4031152

98	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

  Unaudited commentary on consolidated statement of financial position

The consolidated statement of financial position shows all of the Group’s assets and liabilities at the year end. As a capital-intensive business, we have significant amounts of physical assets and corresponding borrowings.

Goodwill and other intangible assets

Goodwill and intangibles increased by £255m to £6,202m as at 31 March 2016. This increase primarily relates to foreign exchange movements of £184m and software additions of £220m, partially offset by software amortisation of £147m.

Property, plant and equipment

Property, plant and equipment increased by £2,641m to £43,364m as at 31 March 2016. This was principally due to capital expenditure of £3,673m on the renewal and extension of our regulated networks and foreign exchange movements of £543m, offset by depreciation of £1,468m in the year. See page 24 for further details of our capital expenditure.

Investments and other non-current assets

Investments in joint ventures and associates, financial and other investments and other non-current assets have increased by £233m to £961m. This is primarily due to an increase in investments in joint ventures of £79m, together with an increase in available-for-sale investments of £152m.

Inventories and current intangible assets, and trade and other receivables

Inventories and current intangible assets, and trade and other receivables have decreased by £267m to £2,909m as at 31 March 2016. This is due to an increase in inventories and current intangible assets of £97m, more than offset by a net decrease in trade and other receivables of £364m. The £364m decrease consists of a foreign exchange impact of £57m due to the stronger US dollar against sterling offset by a decrease in the underlying balances of £421m, reflecting collection of high 2015 winter billings, coupled with the impact of the recent mild winter.

Trade and other payables

Trade and other payables have decreased by £7m to £3,285m, primarily due to a foreign exchange impact of £48m more than offset by movements in the US related to warmer weather and energy billing settlements.

Current tax balances

Net current tax balances have increased by £51m to £175m as at 31 March 2016, which includes a £77m current tax asset in trade and other receivables (£60m current tax asset in 2014/15). This is primarily due to the tax payments made in 2015/16 being only partially offset by a smaller current year tax charge.

Deferred tax balances

Deferred tax balances have increased by £337m to £4,634m as at 31 March 2016. This was primarily due to the impact of the £125m deferred tax charge on actuarial gains in reserves (£299m tax credit in 2014/15) and foreign exchange movements being offset by the impact of the reduction in the UK statutory tax rate.

Provisions and other non-current liabilities

Provisions (both current and non-current) and other non-current liabilities increased by £136m to £3,790m as at 31 March 2016.

Total provisions decreased by £16m in the year. The underlying movements include additions of £63m, primarily relating to an increase to the provision for the estimated environmental restoration and remediation costs for a number of sites and other provision increases of £33m, together with foreign exchange movements of £42m, offset by utilisation of £200m in relation to all classes of provisions.

Net debt

Net debt is the aggregate of cash and cash equivalents, current financial and other investments, borrowings, and derivative financial assets and liabilities. See further analysis with the consolidated cash flow statement on page 100.

Net pension and other post-retirement obligations

A summary of the total UK and US assets and liabilities and the overall net IAS 19 (revised) accounting deficit is shown below:

Net plan liability	UK £m	US £m	Total £m

As at 1 April 2015	(672)	(2,586)	(3,258)
Exchange movements	–	(81)	(81)
Current service cost	(74)	(147)	(221)
Net interest cost	(18)	(94)	(112)
Curtailments and other	(24)	(15)	(39)
Actuarial (losses)/gains
– on plan assets	(18)	(320)	(338)
– on plan liabilities	552	325	877
Employer contributions	239	348	587

As at 31 March 2016	(15)	(2,570)	(2,585)

Represented by:
Plan assets	19,401	7,033	26,434
Plan liabilities	(19,416)	(9,603)	(29,019)

	(15)	(2,570)	(2,585)

The principal movements in net obligations during the year include net actuarial gains of £539m and employer contributions of £587m. Net actuarial gains include actuarial gains on plan liabilities of £877m arising as a consequence of decreases in the nominal discount rate in the US and experience gains reflecting liability experience throughout the year including the impact of pension increases being lower than assumed and some updates to the way a section of plan liabilities is estimated. This is partially offset by actuarial losses of £338m arising on plan assets resulting from actual asset returns being less than assumed returns which is based upon the discount rate at the start of the year.

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

National Grid Annual Report and Accounts 2015/16	Financial Statements	99

Consolidated cash flow statement

for the years ended 31 March

			2016	2015	2014
	Notes		£m	£m	£m
Cash flows from operating activities
Total operating profit	2(b	)	4,085	3,780	3,735
Adjustments for:
Exceptional items and remeasurements	4		11	83	(71)
Depreciation, amortisation and impairment			1,614	1,494	1,417
Share-based payment charge			22	20	20
Gain on exchange of associate for available-for-sale investment			(49)	–	–
Changes in working capital			456	301	(59)
Changes in provisions			(90)	(41)	(150)
Changes in pensions and other post-retirement benefit obligations			(327)	(270)	(323)
Cash flows relating to exceptional items			(62)	(17)	(150)
Cash generated from operations			5,660	5,350	4,419
Tax paid			(292)	(343)	(400)
Net cash inflow from operating activities			5,368	5,007	4,019
Cash flows from investing activities
Acquisition of investments			(116)	–	(4)
Purchases of intangible assets			(220)	(207)	(179)
Purchases of property, plant and equipment			(3,408)	(3,076)	(2,944)
Disposals of property, plant and equipment			4	9	4
Dividends received from joint ventures			72	79	38
Interest received			23	37	35
Net movements in short-term financial investments			(391)	1,157	1,720
Net cash flow used in investing activities			(4,036)	(2,001)	(1,330)
Cash flows from financing activities
Purchase of treasury shares			(267)	(338)	–
Proceeds from issue of treasury shares			16	23	14
Purchase of own shares			(6)	(7)	(5)
Proceeds received from loans			2,726	1,534	1,134
Repayment of loans			(896)	(2,839)	(2,192)
Net movements in short-term borrowings and derivatives			(730)	623	37
Interest paid			(834)	(826)	(901)
Exceptional finance costs on the redemption of debt			–	(152)	–
Dividends paid to shareholders			(1,337)	(1,271)	(1,059)
Net cash flow used in financing activities			(1,328)	(3,253)	(2,972)
Net increase/(decrease) in cash and cash equivalents	26(a	)	4	(247)	(283)
Exchange movements			4	24	(26)
Net cash and cash equivalents at start of year			116	339	648
Net cash and cash equivalents at end of year[1]	18		124	116	339

1.  Net of bank overdrafts of £3m (2015: £3m; 2014: £15m).

100	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

  Unaudited commentary on the consolidated cash flow statement

The consolidated cash flow statement shows how the cash balance has moved during the year. Cash inflows and outflows are presented to allow users to understand how they relate to the day-to-day operations of the business (Operating activities); the money that has been spent or earned on assets in the year, including acquisitions of physical assets or other businesses (Investing activities); and the cash raised from debt, share issues or share buybacks and other loan borrowings or repayments (Financing activities).

Reconciliation of cash flow to net debt

	2016	2015
	£m	£m
Cash generated from operations	5,660	5,350
Net capital expenditure	(3,740)	(3,274)
Business net cash flow	1,920	2,076
Net interest paid (including exceptional interest)	(811)	(941)
Tax paid	(292)	(343)
Dividends paid	(1,337)	(1,271)
Other cash movements	(185)	(243)
Non-cash movements	(705)	(2,003)
Increase in net debt	(1,410)	(2,725)
Opening net debt	(23,915)	(21,190)
Closing net debt	(25,325)	(23,915)

Cash generated from operations

Cash generated from operations (£m)

Cash flows from our operations are largely stable when viewed over the longer term. Our electricity and gas transmission and distribution operations in the UK are subject to multi-year rate agreements with regulators. In the UK, we have largely stable cash flows. However, in the US our short-term cash flows are dependent on the price of gas and electricity and the timing of customer payments. The regulatory mechanisms for recovering costs from customers can result in significant cash flow swings from year to year. Changes in volumes in the US, for example as a consequence of abnormally mild or extreme weather can affect revenues and hence, cash flows, particularly in the winter months.

For the year ended 31 March 2016, cash flow from operations increased by £310m to £5,660m.

Changes in working capital improved by £155m over the prior year, principally in the US due to the collection of winter 2015 billings and lower closing balances due to milder weather.

Net capital expenditure

Net capital expenditure in the year of £3,740m was £466m higher than the prior year. This was a result of higher spend in our US and UK regulated businesses. Further details of our capital expenditure can be seen on page 24.

Net interest paid

Net interest paid and exceptional finance costs in 2015/16 were £811m, £130m lower than 2014/15 primarily due to prior year debt redemption cash outflows.

Tax paid

Tax paid in the year to 31 March 2016 was £292m, £51m lower than the prior year. This reflected the reduction in the UK corporation tax rate from 21% to 20%, partially offset by repayments received in the US in the prior year.

Dividends paid

Dividends paid in the year ended 31 March 2016 amounted to £1,337m. This was £66m higher than 2014/15, reflecting the increase in the final dividend for the year ended 31 March 2015 paid in August 2015, together with a lower average scrip dividend take-up in the year.

Other cash movements

Other cash flows principally arise from dividends from joint ventures and movements in treasury shares, including the cost of repurchasing shares as part of the share buyback programme

(£267m, £71m lower than the prior year).

Non-cash movements

The non-cash movements are predominantly due to the strengthening of the US dollar against sterling, resulting in movements in foreign exchange arising on net debt held in US dollars. In the year, the dollar strengthened from $1.49 at 31 March 2015 to $1.44 at

31 March 2016.

Other non-cash movements are from changes in fair values of financial assets and liabilities and interest accretions and accruals.

Net debt

Net debt at 31 March (£m)

National Grid Annual Report and Accounts 2015/16	Financial Statements	101

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

This section also shows areas of judgement and key sources of estimation uncertainty in these financial statements. In addition, we summarise new EU endorsed accounting standards, amendments and interpretations and whether these are effective in 2016 or later years, explaining how significant changes are expected to affect our reported results.

National Grid’s principal activities involve the transmission and distribution of electricity and gas in Great Britain and northeastern US. The Company is a public limited liability company incorporated and domiciled in England and Wales, with its registered office at 1–3 Strand, London WC2N 5EH.

The Company has its primary listing on the London Stock Exchange and is also quoted on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the Board on 18 May 2016.

These consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations as issued by the IASB and IFRS as adopted by the EU. They are prepared on the basis of all IFRS accounting standards and interpretations that are mandatory for periods ended 31 March 2016 and in accordance with the Companies Act 2006 applicable to companies reporting under IFRS and Article 4 of the EU IAS Regulation. The 2015 and 2014 comparative financial information has also been prepared on this basis.

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

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period (see accounting policy D).

A. Going concern

The Directors considered it appropriate to prepare the financial statements on a going concern basis. The going concern basis presumes that the Group has adequate resources to remain in operation, and that the Directors intend it to do so, for at least one year from the date the financial statements are signed.

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

102	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

1. Basis of preparation and recent accounting developments continued

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

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are as follows:

●	the categorisation of certain items as exceptional items and the definition of adjusted earnings – notes 4 and 7;
●	energy purchase contracts as being for normal purchase, sale or usage – note 27; and
●	the recognition of surpluses in respect of defined benefit pension schemes – notes 22 and 29.

IFRS provides certain options available within accounting standards. Choices we have made, and continue to make, include the following:

●	Presentational formats: we use the nature of expense method for our income statement and aggregate our statement of financial position to net assets and total equity. In the income statement, we present subtotals of total operating profit, profit before tax and profit from continuing operations, together with additional subtotals excluding exceptional items and remeasurements. Exceptional items and remeasurements are presented separately on the face of the income statement.
●	Customer contributions: contributions received prior to 1 July 2009 towards capital expenditure are recorded as deferred income and amortised in line with the depreciation on the associated asset.
●	Financial instruments: we normally opt to apply hedge accounting in most circumstances where this is permitted. For net investment hedges, we have chosen to use the spot rate method, rather than the alternative forward rate method.

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

New IFRS accounting standards and interpretations adopted in 2015/16

The following standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), are effective for the year ended 31 March 2016. None of the pronouncements has had a material impact on the Company’s consolidated results or assets and liabilities for the year ended 31 March 2016.

●	Amendment to IAS 19 ‘Defined Benefit Plans: Employee Contributions’;
●	Annual Improvements to IFRSs 2010-2012 Cycle; and
●	Annual Improvements to IFRSs 2011-2013 Cycle.

National Grid Annual Report and Accounts 2015/16	Financial Statements	103

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

1. Basis of preparation and recent accounting developments continued

New IFRS accounting standards and interpretations not yet adopted

The Company enters into a significant number of transactions that fall within the scope of IFRS 9 ‘Financial Instruments’ and IFRS 16 ‘Leases’, effective for periods beginning on or after 1 January 2018 and 1 January 2019 respectively, subject to EU endorsement. We are assessing the likely impact of these standards on the Company’s financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in May 2014. Subject to EU endorsement, it is effective for accounting periods beginning on or after 1 January 2018. The new standard provides enhanced detail on the principle of recognising revenue to reflect the transfer of goods and services to customers at a value which the Company expects to be entitled to receive.

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

We generate the majority of our revenue from our regulated operating segments in the UK and US. We work with our regulators to obtain agreements that balance the risks we face with the opportunity to deliver reasonable returns for our investors. When investing in Other activities we aim to leverage our core capabilities to deliver higher returns for investors.

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

Where revenue exceeds the maximum amount permitted by a regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment relates to the provision of future services. Similarly no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. As part of our regulatory agreements we are entitled to recover certain costs directly from customers (pass through costs). These amounts are included in the overall calculation of revenue as stipulated by regulatory agreements and explained further on pages 176 to 182.

We present revenue and the results of the business analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board of Directors is National Grid’s chief operating decision-making body (as defined by IFRS 8 ‘Operating Segments’) and assesses the performance of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 4).

There have been no changes to our reporting structure for the year ended 31 March 2016.

104	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

2. Segmental analysis continued

The following table describes the main activities for each operating segment:

UK Electricity Transmission	High voltage electricity transmission networks in Great Britain.
UK Gas Transmission	The gas transmission network in Great Britain and UK LNG storage activities.
UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.
US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK gas metering activities; the Great Britain-France Interconnector; UK property management; a UK LNG import terminal (National Grid Grain LNG Limited); US LNG operations; US unregulated transmission pipelines; together with corporate activities.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

(a) Revenue

	2016			2015			2014
		Sales	Sales		Sales	Sales		Sales	Sales
	Total	between	to third	Total	between	to third	Total	between	to third
	sales	segments	parties	sales	segments	parties	sales	segments	parties
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	3,977	(20)	3,957	3,754	(12)	3,742	3,387	(14)	3,373
UK Gas Transmission	1,047	(109)	938	1,022	(107)	915	941	(104)	837
UK Gas Distribution	1,918	(36)	1,882	1,867	(43)	1,824	1,898	(49)	1,849
US Regulated	7,493	–	7,493	7,986	–	7,986	8,040	–	8,040
Other activities	876	(31)	845	762	(28)	734	736	(26)	710
	15,311	(196)	15,115	15,391	(190)	15,201	15,002	(193)	14,809
Geographical areas:
UK			7,522			7,191			6,759
US			7,593			8,010			8,050
			15,115			15,201			14,809

National Grid Annual Report and Accounts 2015/16	Financial Statements	105

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

2. Segmental analysis continued

(b) Operating profit

A reconciliation of the operating segments’ measure of profit to total profit before tax is provided below. Further details of the exceptional items and remeasurements are provided in note 4.

				Before exceptional items			After exceptional items
				and remeasurements			and remeasurements
				2016	2015	2014	2016	2015	2014
				£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission				1,173	1,237	1,087	1,173	1,237	1,027
UK Gas Transmission				486	437	417	486	437	406
UK Gas Distribution				878	826	904	878	826	780
US Regulated				1,185	1,164	1,125	1,196	1,081	1,388
Other activities				374	199	131	352	199	134
				4,096	3,863	3,664	4,085	3,780	3,735
Geographical areas:
UK				2,889	2,820	2,723	2,867	2,820	2,531
US				1,207	1,043	941	1,218	960	1,204
				4,096	3,863	3,664	4,085	3,780	3,735
Reconciliation to profit before tax:
Operating profit				4,096	3,863	3,664	4,085	3,780	3,735
Finance income				22	36	36	22	36	36
Finance costs				(1,035)	(1,069)	(1,144)	(1,134)	(1,234)	(1,051)
Share of post-tax results of joint ventures and associates				59	46	28	59	46	28
Profit before tax				3,142	2,876	2,584	3,032	2,628	2,748
(c) Capital expenditure
	Net book value of property,
	plant and equipment and other
	intangible assets			Capital expenditure			Depreciation and amortisation
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	11,907	11,276	10,635	1,084	1,074	1,381	(390)	(376)	(343)
UK Gas Transmission	4,140	4,132	4,120	186	184	181	(178)	(172)	(172)
UK Gas Distribution	8,378	8,130	7,921	549	498	480	(298)	(286)	(271)
US Regulated	17,490	15,664	12,948	1,856	1,501	1,219	(535)	(452)	(419)
Other activities	2,336	2,323	2,224	218	213	180	(213)	(196)	(211)
	44,251	41,525	37,848	3,893	3,470	3,441	(1,614)	(1,482)	(1,416)
Geographical areas:
UK	25,914	25,073	24,285	1,952	1,864	2,155	(1,018)	(983)	(938)
US	18,337	16,452	13,563	1,941	1,606	1,286	(596)	(499)	(478)
	44,251	41,525	37,848	3,893	3,470	3,441	(1,614)	(1,482)	(1,416)
By asset type:
Property, plant and equipment	43,364	40,723	37,179	3,673	3,263	3,262	(1,467)	(1,361)	(1,289)
Non-current intangible assets	887	802	669	220	207	179	(147)	(121)	(127)
	44,251	41,525	37,848	3,893	3,470	3,441	(1,614)	(1,482)	(1,416)

Total non-current assets other than financial instruments and pension assets located in the UK and US were £26,261m and £23,784m respectively as at 31 March 2016 (31 March 2015: UK £25,278m, US £21,790m; 31 March 2014: UK £24,531m, US £18,349m).

106	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

  Unaudited commentary on the results of our principal operations by segment

As a business, we have three measures of operating profit that are used on a regular basis and disclosed in this Annual Report.

Statutory operating profit: This is operating profit as calculated under International Financial Reporting Standards (IFRS). Statutory operating profit by segment is shown in note 2 on page 106.

Adjusted operating profit: Adjusted operating profit (business performance) excludes items that if included could distort understanding of our performance for the year and the comparability between periods. Further details of items that are excluded in adjusted operating profit are shown in note 4 on page 111.

Regulated financial performance: This is particularly relevant for our UK operations and is a measure of operating profit that reflects the impact of the businesses’ regulatory arrangements when presenting financial performance.

Reconciliations between statutory and adjusted operating profit can be found on page 196. Reconciliations between adjusted operating profit and regulated financial performance for UK Electricity Transmission, UK Gas Transmission and UK Gas Distribution can be found on page 108.

Commentary on segmental adjusted operating profit results

We have summarised the results of our principal operating segments here by segment to provide direct reference to the results as disclosed in note 2. This analysis has been prepared based on adjusted operating profit (operating profit before exceptional items and remeasurements) as set out in note 2(b).

UK Electricity Transmission

For the year ended 31 March 2016, revenue in the UK Electricity Transmission segment increased by £223m to £3,977m, and adjusted operating profit decreased by £64m to £1,173m.

The revenue growth of £223m was principally due to the recovery of higher pass-through costs such as payments to other UK network owners and system balancing costs, and under-recoveries of allowed revenues in the prior year. This was partly offset by reductions in allowed revenues this year and a legal settlement received in 2014/15 that did not repeat this year. Net revenue (after deducting pass-through costs) was £14m higher. Regulated controllable costs were £28m higher due to inflation and salary growth, together with legal cost recoveries in the prior year, higher tower maintenance costs and transformation costs associated with our System Operator business. Depreciation and amortisation was £14m higher reflecting the continued capital investment programme. Other costs were £36m higher than prior year due to additional asset impairments this year and lower scrap and disposal proceeds.

Capital investment remained around the same level as last year at £1,084m.

UK Gas Transmission

Revenue in the UK Gas Transmission segment increased by £25m in 2015/16 to £1,047m and adjusted operating profit increased by £49m to £486m.

Revenue was £25m higher, principally due to over-recoveries of allowed revenues in the year. Regulated controllable costs were £10m higher than last year, mainly as a result of inflation, higher gas system service charges and organisational change costs. Depreciation costs were £6m higher due to ongoing investment (investment in the year was £186m, similar to last year). Other operating costs were £19m lower than last year, mostly reflecting additional costs in 2014/15 relating to the closure of LNG facilities.

UK Gas Distribution

UK Gas Distribution revenue increased by £51m in the year to £1,918m, and adjusted operating profit increased by £52m to £878m.

Revenue was £51m higher, principally reflecting increased regulatory allowances. In part, these allowances were increased to compensate for expected increases in taxation costs reflecting a change to the tax treatment of replacement expenditure. Regulated controllable costs were £21m higher due to inflation, recruitment, property costs and higher charges from our strategic partners to cover connections and winter resourcing. Depreciation and amortisation was £12m higher reflecting the continued mains replacement programme (investment in the year was £51m higher at £549m). Pass-through costs charged to customers were £11m lower this year, and other costs were £23m lower than prior year, which included provisions for additional asset protection costs.

US Regulated

Revenue in our US Regulated businesses was £493m lower at £7,493m, while adjusted operating profit increased by £21m to £1,185m.

The stronger US dollar increased operating profit in the year by £81m. Excluding the impact of foreign exchange rate movements, revenue decreased by £1,051m, principally as a result of lower commodity costs passed on to customers and unfavourable timing of recoveries year over year, partly offset by higher revenue allowances under the Niagara Mohawk three year rate plan and the benefit of capex trackers. The reduction in revenue was mostly offset by a £1,027m reduction in pass-through costs incurred (excluding the impact of foreign exchange). Regulated controllable costs reduced by £71m at constant currency, partly as a result of lower gas leak and compliance work this year and additional costs incurred last year to improve data quality and bring regulatory filings up to date. Depreciation and amortisation costs were £51m higher this year at constant currency as a result of ongoing investment in our networks. Pension costs were £15m higher at constant currency due to changes in actuarial discount rates, while other operating costs were £41m higher at constant currency including higher asset removal costs.

Our capital investment programme continues in the US, with a further £1,856m invested in 2015/16, including spend on gas mains replacement, gas customer growth and electric system reinforcement.

Other activities

Revenue in Other activities increased by £114m to £876m in the year ended 31 March 2016. Adjusted operating profit was £175m higher at £374m.

In the US, adjusted operating profit was £143m higher, reflecting lower spend on upgrades to our finance systems which completed last year. In addition, we benefited from a £49m gain on disposal of our investment in the Iroquois pipeline, and the deconsolidation of our investment in Clean Line. In the UK, adjusted operating profit was £32m higher as a result of strong auction revenues at the French interconnector and higher property sales. Capital investment in our Other activities was at a similar level to last year at £218m.

National Grid Annual Report and Accounts 2015/16	Financial Statements	107

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

Adjustments in calculating regulatory financial performance

The principal adjustments from reported operating profit to UK regulated financial performance are:

Movement in regulatory ‘IOUs’: Revenue related to performance in one year may be recovered in later years. Revenue may be recovered in one year but be required to be returned to customers in future years. IFRS recognises these revenues when they flow through invoices to customers and not in the period to which they relate.

Performance RAV: UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements.

Pension adjustment: Cash payments against pension deficits in the UK are recoverable under regulatory contracts.

3% RAV indexation: Future UK revenue allowances are expected to be set using an asset base adjusted for inflation. These will be billed in future periods and recognised under IFRS at that time. A 3% RPI inflation assumption is used, reflecting the long-run expectation.

Deferred taxation adjustment: Future UK revenues are expected to recover cash taxation costs, including the unwinding of deferred taxation balances created in the current year.

Regulatory depreciation: UK regulated revenues include an allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit.

Fast/slow money adjustment: The regulatory remuneration of costs incurred is split between in year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles.

UK Electricity Transmission

Regulated financial performance for UK Electricity Transmission decreased to £1,195m from £1,232m, down 3%. The slight year-on-year decrease is principally a result of a one-off legal settlement of £56m included in last year’s results. Electricity Transmission underlying performance and operational return on equity were broadly similar this year.

Reconciliation of regulated financial	2016	2015	%
performance to operating profit	£m	£m	change
Reported operating profit	1,173	1,237	(5)
Movement in regulatory ‘IOUs’	(147)	(130)
Deferred taxation adjustment	80	88
RAV indexation (average 3% long-run inflation)	339	326
Regulatory vs IFRS depreciation difference	(368)	(352)
Fast/slow money adjustment	92	34
Pensions	(54)	(48)
Performance RAV created	80	77
Regulated financial performance	1,195	1,232	(3)

UK Gas Transmission

Regulated financial performance for UK Gas Transmission decreased to £535m from £648m, down 17%. This reflected a lower operational return on equity, mainly as a result of the expiration of the gas permit incentive scheme.

Reconciliation of regulated financial	2016	2015	%
performance to operating profit	£m	£m	change
Reported operating profit	486	437	11
Movement in regulatory ‘IOUs’	(80)	(16)
Deferred taxation adjustment	45	85
RAV indexation (average 3% long-run inflation)	166	166
Regulatory vs IFRS depreciation difference	(18)	(22)
Fast/slow money adjustment	18	54
Pensions	(77)	(49)
Performance RAV created	(5)	(7)
Regulated financial performance	535	648	(17)

UK Gas Distribution

Regulated financial performance for UK Gas Distribution was unchanged at £819m. This reflects similar achieved operational return on equity year-on-year, with the benefit of a higher asset base being offset by lower allowed cost of debt.

Reconciliation of regulated financial	2016	2015	%
performance to operating profit	£m	£m	change
Reported operating profit	878	826	6
Movement in regulatory ‘IOUs’	(35)	(28)
Deferred taxation adjustment	(34)	60
RAV indexation (average 3% long-run inflation)	255	255
Regulatory vs IFRS depreciation difference	(104)	(148)
Fast/slow money adjustment	(168)	(182)
Pensions	(13)	(5)
Performance RAV created	40	41
Regulated financial performance	819	819	–

108	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

3. Operating costs

Below we have presented separately certain items included in our operating costs. These include a breakdown of payroll costs (including disclosure of amounts paid to key management personnel) and fees paid to our auditors.

Rentals under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

	Before exceptional items			Exceptional items
	and remeasurements			and remeasurements			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Depreciation and amortisation	1,614	1,482	1,416	–	–	–	1,614	1,482	1,416
Payroll costs	1,506	1,459	1,373	–	–	(155)	1,506	1,459	1,218
Purchases of electricity	1,304	1,615	1,513	8	70	(49)	1,312	1,685	1,464
Purchases of gas	1,003	1,403	1,722	(19)	13	33	984	1,416	1,755
Rates and property taxes	1,050	1,004	963	–	–	–	1,050	1,004	963
Balancing Services Incentive Scheme	907	874	872	–	–	–	907	874	872
Payments to other UK network owners	971	801	630	–	–	–	971	801	630
Other	2,664	2,700	2,656	22	–	100	2,686	2,700	2,756
	11,019	11,338	11,145	11	83	(71)	11,030	11,421	11,074
Operating costs include:
Inventory consumed							303	365	422
Operating leases							99	98	115
Research and development expenditure							29	23	12
(a) Payroll costs
							2016	2015	2014[1]
							£m	£m	£m
Wages and salaries[1]							1,720	1,598	1,377
Social security costs							137	129	126
Other pension costs (note 22)							238	224	229
Share-based payment							22	20	20
Severance costs (excluding pension costs)							5	4	30
							2,122	1,975	1,782
Less: payroll costs capitalised							(616)	(516)	(564)
							1,506	1,459	1,218

1.  Included within wages and salaries are US other post-retirement benefit costs of £52m (2015: £39m; 2014: £44m) and a curtailment gain on LIPA MSA transaction of £nil (2015: £nil; 2014: £198m).  For further information refer to note 22.

(b) Number of employees

					Monthly		Monthly		Monthly
				31 March	average	31 March	average	31 March	average
				2016	2016	2015	2015	2014	2014
UK				10,238	10,035	9,701	9,670	9,693	9,641
US				14,830	14,775	14,573	14,434	14,216	15,094
				25,068	24,810	24,274	24,104	23,909	24,735

The vast majority of employees in the US are either directly or indirectly employed in the transmission, distribution and generation of electricity or the distribution of gas, while those in the UK are either directly or indirectly employed in the transmission and distribution of gas or the transmission of electricity. At 31 March 2016, there were 2,232 (2015: 2,131; 2014: 2,044) employees in other operations, excluding shared services.

National Grid Annual Report and Accounts 2015/16	Financial Statements	109

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

3. Operating costs continued

(c) Key management compensation

	2016	2015	2014
	£m	£m	£m
Short-term employee benefits	9	10	9
Post-employment benefits	1	9	1
Share-based payment	4	4	5
	14	23	15

Key management compensation relates to the Board, including the Executive Directors and Non-executive Directors for the years presented.

(d) Directors’ emoluments

Details of Executive Directors’ emoluments are contained in the audited part of the Remuneration Report on page 75 and those of Non-executive Directors on page 78.

(e) Auditors’ remuneration

Auditors’ remuneration is presented below in accordance with the requirements of the Companies Act 2006 and the principal accountant fees and services disclosure requirements of Item 16C of Form 20-F:

	2016	2015	2014
	£m	£m	£m
Audit fees[1] payable to the parent Company’s auditors and their associates in respect of:
Audit of the parent Company’s individual and consolidated financial statements	1.3	1.3	0.9
The auditing of accounts of any associate of the Company	9.2	8.1	9.2
Other services supplied[2]	3.6	3.3	3.2
	14.1	12.7	13.3
Total other services[3]
Tax fees[4]:
Tax compliance services	0.5	0.4	0.5
Tax advisory services	–	0.1	0.3
All other fees[5]:
Other assurance services	4.3	0.1	0.1
Services relating to corporate finance transactions not covered above	1.6	–	–
Other non-audit services not covered above	2.5	0.3	0.8
	8.9	0.9	1.7
Total auditors’ remuneration	23.0	13.6	15.0

1.	Audit fees in each year represent fees for the audit of the Company’s financial statements and regulatory reporting for the years ended 31 March 2016, 2015 and 2014, and the review of interim financial statements for the six month periods ended 30 September 2015, 2014 and 2013 respectively.
2.	Other services supplied represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditors. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley) and audit reports on regulatory returns.
3.	There were no audit related fees as described in Item 16C(b) of Form 20-F.
4.	Tax fees include amounts charged for tax compliance, tax advice and tax planning.
5.	All other fees include amounts incurred in respect of the potential disposal of a majority stake in the Gas Distribution business (vendor due diligence and separation support), as well as data assurance work in respect of financial information included in US rate filings all of which have been subject to approval by the Audit Committee. Total other fees for the year ended 31 March 2016 were £8.4m (2015: £0.4m; 2014: £0.9m).

PwC has contracted with Ofgem to assess the UK gas industry’s readiness for the introduction of new settlement processes and systems. Fees for these services are paid by Xoserve Limited, a subsidiary of National Grid, on behalf of the industry, under instruction from Ofgem. As PwC has no contract with or duty of care to Xoserve Limited, these amounts are not included above.

In addition, fees of £0.1m were incurred in 2016 in relation to the audits of the pension schemes of the Company (2015: £0.2m; 2014: £0.1m).

Subject to the Company’s Articles of Association and the Companies Act 2006, the Audit Committee is solely and directly responsible for the approval of the appointment, reappointment, compensation and oversight of the Company’s independent auditors. It is our policy that the Audit Committee must approve in advance all non-audit work in excess of £50,000 to be performed by the independent auditors to ensure that the service will not compromise auditor independence. The Audit Committee has delegated the approval in advance for all non-audit work below this level, up to a maximum of 5% of the total audit fee, to the Finance Director. Certain services are prohibited from being performed by the external auditors under Sarbanes-Oxley. All of the above services were pre-approved pursuant to this policy.

110	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

4. Exceptional items and remeasurements

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

Our financial performance is analysed into two components: business performance, which excludes exceptional items and remeasurements; and exceptional items and remeasurements. Business performance is used by management to monitor financial performance as it is considered that it improves the comparability of our reported financial performance from year to year. Business performance subtotals are presented on the face of the income statement or in the notes to the financial statements.

Management utilises an exceptional items framework that has been discussed and approved by the Group Audit Committee. This follows a three-step process which considers the nature of the event, the financial materiality involved and any particular facts and circumstances. In considering the nature of the event, management focuses on whether the event is within the Group’s control and how frequently such an event typically occurs. In determining the facts and circumstances management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, precedent for similar items, number of periods over which costs will be spread or gains earned and the commercial context for the particular transaction.

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

	2016	2015	2014
	£m	£m	£m
Included within operating profit
Exceptional items:
Transaction costs	(22)	–	–
Restructuring costs	–	–	(136)
Gas holder demolition costs	–	–	(79)
LIPA MSA transition	–	–	254
Other	–	–	16
	(22)	–	55
Remeasurements – commodity contracts	11	(83)	16
	(11)	(83)	71
Included within finance costs
Exceptional items:
Debt redemption costs	–	(131)	–
Remeasurements – net (losses)/gains on derivative financial instruments	(99)	(34)	93
	(99)	(165)	93
Total included within profit before tax	(110)	(248)	164
Included within tax
Exceptional credits/(charges) arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK corporation tax rate	296	6	398
Deferred tax charge arising from an increase in US state income tax rates	–	–	(8)
Tax on exceptional items	4	28	(57)
Tax on remeasurements	15	44	(36)
	315	78	297
Total exceptional items and remeasurements after tax	205	(170)	461
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	278	(97)	388
Remeasurements after tax	(73)	(73)	73
Total exceptional items and remeasurements after tax	205	(170)	461

Further detail of operating exceptional items specific to 2015/16

In November 2015, the Group announced that it was considering disposing of a majority stake in its UK Gas Distribution business. In the year ended 31 March 2016, sale preparation costs of £22m were recognised in respect of this potential transaction. These costs have been treated as exceptional, achieving a consistent presentation with the expected treatment of the transaction on completion.

Further detail of operating exceptional items in respect of previous years

Debt redemption costs in the year ending 31 March 2015 represents costs arising from a liability management programme. We reviewed and restructured the Group debt portfolio following the commencement of the RIIO price controls in 2013 and the slow down in our planned UK capital investment programme as the industry assessed the impact of Electricity Market Reform.

£16m was received in year ending 31 March 2014 following the sale to a third party of a settlement award which arose as a result of a legal ruling in 2008. The business to which this item related had previously been treated as discontinued.

National Grid Annual Report and Accounts 2015/16	Financial Statements	111

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

4. Exceptional items and remeasurements continued

Remeasurements

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

Net (losses)/gains on derivative financial instruments comprise (losses)/gains arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax charge in the year includes a credit of £1m (2015: £1m credit; 2014: £nil) in respect of prior years.

Items included within tax

The Finance No. 2 Bill 2015 included a reduction in the UK corporation tax rate from 20% to 19% for the year beginning 1 April 2017, with a further reduction from 19% to 18% for the year beginning 1 April 2020.

The Finance Act 2013 enacted reductions in the UK corporation tax rate from 23% to 21% from 1 April 2014, and from 21% to 20% from

1 April 2015. Other UK tax legislation also reduced the UK corporation tax rate in prior periods (2013: from 24% to 23%). These reductions have resulted in decreases to UK deferred tax liabilities in these periods.

5. Finance income and costs

This note details the interest income generated by our financial assets and interest expense incurred on our financial liabilities. It also includes the expected return on our pensions and other post-retirement assets, which is offset by the interest payable on pensions and other post-retirement obligations and presented on a net basis. In reporting business performance, we adjust net financing costs to exclude any net gains or losses on derivative financial instruments included in remeasurements. In addition, the prior year debt redemption costs have been treated as exceptional (see note 4).

	2016	2015	2014
	£m	£m	£m
Finance income
Interest income on financial instruments:
Bank deposits and other financial assets	22	28	22
Gains on disposal of available-for-sale investments	–	8	14
	22	36	36
Finance costs
Net interest on pensions and other post-retirement benefit obligations	(112)	(101)	(128)
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts	(38)	(45)	(61)
Other borrowings	(940)	(984)	(1,106)
Derivatives	43	56	79
Unwinding of discount on provisions	(73)	(73)	(73)
Other interest	(27)	(8)	(3)
Less: interest capitalised[1]	112	86	148
	(1,035)	(1,069)	(1,144)
Exceptional items
Debt redemption costs	–	(131)	–
Remeasurements
Net gains/(losses) on derivative financial instruments included in remeasurements[2]:
Ineffectiveness on derivatives designated as:
Fair value hedges[3]	39	36	22
Cash flow hedges	(15)	(13)	4
Net investment hedges	–	2	38
Net investment hedges – undesignated forward rate risk	(34)	33	(7)
Derivatives not designated as hedges or ineligible for hedge accounting	(89)	(92)	36
	(99)	(165)	93
	(1,134)	(1,234)	(1,051)

Net finance costs	(1,112)	(1,198)	(1,015)

1.	Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 3.3% (2015: 3.8%; 2014: 4.5%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £19m (2015: £24m; 2014: £32m). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances.
2.	Includes a net foreign exchange loss on financing activities of £407m (2015: £636m gain; 2014: £268m gain) offset by foreign exchange gains and losses on derivative financial instruments measured at fair value.
3.	Includes a net gain on instruments designated as fair value hedges of £34m (2015: £219m gain; 2014: £183m loss) and a net gain of £5m (2015: £162m loss; 2014: £205m gain) arising from fair value adjustments to the carrying value of debt.

112	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

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

Tax charged/(credited) to the income statement

	2016	2015	2014
	£m	£m	£m
Tax before exceptional items and remeasurements	753	695	581
Exceptional tax on items not included in profit before tax (note 4)	(296)	(6)	(390)
Tax on other exceptional items and remeasurements	(19)	(72)	93
Tax on total exceptional items and remeasurements (note 4)	(315)	(78)	(297)
Total tax charge	438	617	284
Tax as a percentage of profit before tax
	2016	2015	2014
	%	%	%
Before exceptional items and remeasurements	24.0	24.2	22.5
After exceptional items and remeasurements	14.4	23.5	10.3

National Grid Annual Report and Accounts 2015/16	Financial Statements	113

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

6. Tax continued

The tax charge for the year can be analysed as follows:

	2016	2015	2014
	£m	£m	£m
Current tax
UK corporation tax at 20% (2015: 21%; 2014: 23%)	322	309	355
UK corporation tax adjustment in respect of prior years	(7)	(2)	(9)
	315	307	346
Overseas corporation tax	38	51	54
Overseas corporation tax adjustment in respect of prior years	(19)	(62)	(88)
	19	(11)	(34)
Total current tax	334	296	312
Deferred tax
UK deferred tax	(152)	123	(292)
UK deferred tax adjustment in respect of prior years	26	7	(3)
	(126)	130	(295)
Overseas deferred tax	229	138	276
Overseas deferred tax adjustment in respect of prior years	1	53	(9)
	230	191	267
Total deferred tax	104	321	(28)

Total tax charge	438	617	284
Tax (credited)/charged to other comprehensive income and equity
	2016	2015	2014
	£m	£m	£m
Current tax
Share-based payment	(2)	(7)	(3)
Available-for-sale investments	5	5	(5)
Deferred tax
Available-for-sale investments	12	2	2
Cash flow hedges	15	(18)	5
Share-based payment	–	3	(4)
Remeasurements of net retirement benefit obligations	125	(299)	172
	155	(314)	167
Total tax recognised in the statement of comprehensive income	157	(310)	174
Total tax relating to share-based payment recognised directly in equity	(2)	(4)	(7)
	155	(314)	167

114	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

6. Tax continued

The tax charge for the year after exceptional items and remeasurements is lower (2015: higher; 2014: lower) than the standard rate of corporation tax in the UK of 20% (2015: 21%; 2014: 23%):

	Before	After	Before	After	Before	After
	exceptional	exceptional	exceptional	exceptional	exceptional	exceptional
	items and	items and	items and	items and	items and	items and
	remeasurements	remeasurements	remeasurements	remeasurements	remeasurements	remeasurements
	2016	2016	2015	2015	2014	2014
	£m	£m	£m	£m	£m	£m
Profit before tax
Before exceptional items and remeasurements	3,142	3,142	2,876	2,876	2,584	2,584
Exceptional items and remeasurements	–	(110)	–	(248)	–	164
Profit before tax	3,142	3,032	2,876	2,628	2,584	2,748
Profit before tax multiplied by UK corporation tax rate of 20% (2015: 21%; 2014: 23%)	628	606	604	552	594	632
Effect of:
Adjustments in respect of prior years	2	1	(3)	(4)	(109)	(109)
Expenses not deductible for tax purposes	29	118	31	327	32	284
Non-taxable income	(26)	(113)	(20)	(320)	(24)	(268)
Adjustment in respect of foreign tax rates	124	129	91	77	98	138
Impact of share-based payment	(1)	(1)	(1)	(1)	(3)	(3)
Deferred tax impact of change in UK and US tax rates	–	(296)	–	(6)	–	(390)
Other	(3)	(6)	(7)	(8)	(7)	–
Total tax charge	753	438	695	617	581	284

	%	%	%	%	%	%
Effective tax rate	24.0	14.4	24.2	23.5	22.5	10.3

Factors that may affect future tax charges

The Finance Act 2015 (No.2) (the Act) was enacted on 18 November 2015. The Act reduced the main rate of UK corporation tax to 19% with effect from 1 April 2017 and 18% from 1 April 2020 and deferred tax balances have been calculated at 18%.

The Budget in March this year announced a further reduction in the corporate tax rate to 17% from 1 April 2020, from the previously enacted 18%. This has not been substantively enacted at the reporting date. As the change to 17% had not been substantively enacted at the reporting date its effects are not included in these financial statements. The overall effect of that change, if it had applied to the deferred tax balances at the reporting date, would be to reduce the deferred tax liability by an additional £139m and reduce the tax expense for the period by £139m.

There continued to be significant international focus on tax reform during 2015/16, including the OECD’s Base Erosion and Profit Shifting (BEPS) project to address mismatches in international rules and European Commission initiatives. We will continue to monitor developments and assess the potential impact for National Grid of these and any further initiatives.

National Grid Annual Report and Accounts 2015/16	Financial Statements	115

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

6. Tax continued

Tax included within the statement of financial position

The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:

			Pensions
			and other
	Accelerated	Share-	post-		Other net
	tax	based	retirement	Financial	temporary
	depreciation	payment	benefits	instruments	differences	Total
	£m	£m	£m	£m	£m	£m
Deferred tax (assets)/liabilities
Deferred tax assets at 31 March 2014	(1)	(22)	(960)	(13)	(796)	(1,792)
Deferred tax liabilities at 31 March 2014	5,650	–	143	6	75	5,874
At 1 April 2014	5,649	(22)	(817)	(7)	(721)	4,082
Exchange adjustments	408	–	(99)	(2)	(104)	203
Charged/(credited) to income statement	599	1	38	(34)	(280)	324
Charged/(credited) to other comprehensive income and equity	–	3	(299)	(16)	–	(312)
At 31 March 2015	6,656	(18)	(1,177)	(59)	(1,105)	4,297
Deferred tax assets at 31 March 2015	(1)	(18)	(1,337)	(64)	(1,186)	(2,606)
Deferred tax liabilities at 31 March 2015	6,657	–	160	5	81	6,903
At 1 April 2015	6,656	(18)	(1,177)	(59)	(1,105)	4,297
Exchange adjustments and other	141	1	(33)	(1)	(30)	78
Charged/(credited) to income statement	266	3	47	(6)	(203)	107
Charged to other comprehensive income and equity	–	–	125	13	14	152
At 31 March 2016	7,063	(14)	(1,038)	(53)	(1,324)	4,634
Deferred tax assets at 31 March 2016	(1)	(14)	(1,201)	(66)	(1,408)	(2,690)
Deferred tax liabilities at 31 March 2016	7,064	–	163	13	84	7,324
	7,063	(14)	(1,038)	(53)	(1,324)	4,634

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The deferred tax balances (after offset) for statement of financial position purposes consist solely of deferred tax liabilities of £4,634m (2015: £4,297m). Deferred tax of £667m (2015: £461m) has been recognised in respect of net operating losses.

Deferred tax assets in respect of capital losses, trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The deferred tax assets not recognised are as follows:

	2016	2015
	£m	£m
Capital losses	232	250
Non-trade deficits	5	1
Trading losses	–	4

The capital losses and non-trade deficits that arise in the UK are available to carry forward indefinitely. However, the capital losses can only be offset against specific types of future capital gains and non-trade deficits against specific future non-trade profits. The trading losses arising in the US have up to a 20 year carry forward time limit.

The aggregate amount of temporary differences associated with the unremitted earnings of overseas subsidiaries and joint ventures for which deferred tax liabilities have not been recognised at the reporting date is approximately £502m (2015: £773m). No liability is recognised in respect of the differences because the Company and its subsidiaries are in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. In addition, as a result of UK tax legislation, which largely exempts overseas dividends received, the temporary differences are unlikely to lead to additional tax.

116	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

Unaudited commentary on tax

Tax strategy

National Grid manages its tax affairs in a proactive and responsible way in order to comply with all relevant legislation and minimise reputational risk. As a regulated public utility we are very conscious of the need to manage our tax affairs responsibly in the eyes of our stakeholders. We have a good working relationship with all relevant tax authorities and actively engage with them in order to ensure that they are fully aware of our view of the tax implications of our business initiatives. Management responsibility and oversight for our tax strategy, which is approved by the Finance Committee, rests with the Finance Director and the Group Tax and Treasury Director who monitor our tax activities and report to the Finance Committee.

Total UK tax contribution

This year we have again disclosed additional information in respect of our total UK tax contribution for consistency and to aid transparency in an area in which there remains significant public interest. As was the case in prior years, the total amount of taxes we pay and collect in the UK year on year is significantly more than just the corporation tax which we pay on our UK profits. Within the total, we again include other taxes paid such as business rates and taxes on employment together with employee taxes and other indirect taxes.

For 2015/16 our total tax contribution to the UK Exchequer was £1.6bn (2014/15: £1.5bn). Taxes borne in 2015/16 were £703m, an 8% decrease on taxes borne in 2014/15 of £761m and primarily due to lower corporation tax payments in the current year. The main reasons for this are the impact of the reduction in the UK corporation tax rate, and the impact of our debt redemption costs during the year ended 31 March 2015, which reduced corporation tax payments due for that year but were settled by instalment payments made in the year ended 31 March 2016. However, our taxes collected were £899m, an increase of 21% on 2014/15 of £742m, and this was primarily due to the introduction of the VAT Domestic Reverse Charge on gas and electricity trading (introduced in July 2014) being in force for the full year, rather than for six months in 2014/15.

Our 2014/15 total tax contribution of £1.5bn resulted in National Grid being the 13th highest contributor of UK taxes based on the results of the Hundred Group’s 2015 Total Tax Contribution Survey, a position commensurate with the size of our business and capitalisation relative to other contributors to the Survey. In 2014 we were also in 13th position. In 2015 we ranked 7th in respect of taxes borne.

National Grid’s contribution to the UK economy is again broader than just the taxes it pays over to and collects on behalf of HMRC. The Hundred Group’s 2015 Total Tax Contribution Survey ranks National Grid in 5th place in respect of UK capital expenditure on fixed assets. For instance, National Grid’s economic contribution also supports a significant number of UK jobs in our supply chain.

The most significant amounts making up the 2015/16 total tax contribution were as follows:

Tax transparency

The UK tax charge for the year disclosed in the financial statements in accordance with accounting standards and the UK corporation tax paid during the year will differ. For transparency we have included a reconciliation below of the tax charge per the income statement to the UK corporation tax paid in 2015/16.

The tax charge for the Group as reported in the income statement is £438m (2014/15: £617m). The UK tax charge is £189m (2014/15: £437m) and UK corporation tax paid was £285m (2014/15: £353m), with the principal differences between these two measures as follows:

	Year ended 31 March
Reconciliation of UK total tax charge	2016	2015
to UK corporation tax paid	£m	£m
Total UK tax charge (current tax £315m (2015: £307m) and deferred tax credit £126m (2015: charge £130m))	189	437
Adjustment for non-cash deferred tax credit/(charge)	126	(130)
Adjustments for current tax credit in respect of prior years	7	2
UK current tax charge	322	309
UK corporation tax instalment payments not payable until the following year	(164)	(127)
UK corporation tax instalment payments in respect of prior years paid in current year	127	171
UK corporation tax paid	285	353

Tax losses

We have total unrecognised deferred tax assets in respect of losses of £237m (2014/15: £255m) of which £232m (2014/15: £250m) are capital losses in the UK as set out above. These losses arose as a result of the disposal of certain businesses or assets and may be available to offset against future capital gains in the UK.

Development of future tax policy

We believe that the continued development of a coherent and transparent tax policy in the UK is critical to help drive growth in the economy.

We continue to contribute to research into the structure of business tax and its economic impact by contributing to the funding of the Oxford University Centre for Business Tax at the Saïd Business School.

We are a member of a number of industry groups which participate in the development of future tax policy, including the Hundred Group, which represents the views of Finance Directors of FTSE 100 companies and several other large UK companies. Our Finance Director is Chairman of its Tax Committee. This helps to ensure that we are engaged at the earliest opportunity on tax issues which affect our business. In the current year we have reviewed and responded to a number of HMRC consultations, the subject matter of which directly impacts taxes borne or collected by our business, with the aim of openly contributing to the debate and development of UK tax legislation.

UK total tax contribution 2015/16

National Grid Annual Report and Accounts 2015/16	Financial Statements	117

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

Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Company. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. For further details of exceptional items and remeasurements, see note 4.

(a) Basic earnings per share

				Earnings		Earnings
		Earnings		per share		per share
	Earnings	per share	Earnings	2015	Earnings	2014
	2016	2016	2015	(restated)[1]	2014	(restated)[1]
	£m	pence	£m	pence	£m	pence
Adjusted earnings	2,386	63.5	2,189	57.6	2,015	53.1
Exceptional items after tax	278	7.4	(97)	(2.6)	388	10.2
Remeasurements after tax	(73)	(1.9)	(73)	(1.8)	73	1.9
Earnings	2,591	69.0	2,019	53.2	2,476	65.2

		2016		2015		2014
		millions		millions		millions
Weighted average number of shares – basic[1]		3,755		3,798		3,798

1.  Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

(b) Diluted earnings per share

				Earnings		Earnings
		Earnings		per share		per share
	Earnings	per share	Earnings	2015	Earnings	2014
	2016	2016	2015	(restated)[1]	2014	(restated)[1]
	£m	pence	£m	pence	£m	pence
Adjusted earnings	2,386	63.3	2,189	57.4	2,015	52.8
Exceptional items after tax	278	7.3	(97)	(2.6)	388	10.2
Remeasurements after tax	(73)	(1.9)	(73)	(1.9)	73	1.9
Earnings	2,591	68.7	2,019	52.9	2,476	64.9

		2016		2015		2014
		millions		millions		millions
Weighted average number of shares – diluted[1]		3,771		3,815		3,817
1. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends. (c) Reconciliation of basic to diluted average number of shares
				2015		2014
		2016		(restated)[1]		(restated)[1]
		millions		millions		millions
Weighted average number of ordinary shares – basic		3,755		3,798		3,798
Effect of dilutive potential ordinary shares – employee share plans		16		17		19
Weighted average number of ordinary shares – diluted		3,771		3,815		3,817

1.  Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

118	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

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

	2016			2015			2014
		Cash			Cash			Cash
		dividend	Scrip		dividend	Scrip		dividend	Scrip
	Pence	paid	dividend	Pence	paid	dividend	Pence	paid	dividend
	per share	£m	£m	per share	£m	£m	per share	£m	£m
Interim dividend in respect of the current year	15.00	532	31	14.71	531	26	14.49	539	–
Final dividend in respect of the prior year	28.16	805	248	27.54	740	289	26.36	520	444
	43.16	1,337	279	42.25	1,271	315	40.85	1,059	444

The Directors are proposing a final dividend for the year ended 31 March 2016 of 28.34p per share that will absorb approximately £1,059m of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 10 August 2016 to shareholders who are on the register of members at 3 June 2016 (subject to Shareholders’ approval at the AGM). A scrip dividend will be offered as an alternative.

Unaudited commentary on dividends

Following the announcement of our dividend policy in March 2013, the Board remains confident that National Grid is able to support a dividend growing at least in line with RPI inflation for the foreseeable future, while continuing to invest as required in our regulated assets.

With the exception of the 2013/14 interim dividend paid in January 2014, a scrip option has been offered for all interim and final dividends in the last five years.

In August 2014 we began a share buyback programme that will allow us to offer the scrip dividend option for both the full-year and interim dividend. The buyback programme is designed to balance shareholders’ appetite for the scrip dividend option with our desire to operate an efficient balance sheet with appropriate leverage.

Dividend cover Ratio of earnings cover over cash dividend paid and scrip dividend

National Grid Annual Report and Accounts 2015/16	Financial Statements	119

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

Impairments are recognised in the income statement and are disclosed separately.

Total £m

Net book value at 1 April 2014	4,594
Impairment	(12)
Exchange adjustments	563

Net book value at 31 March 2015	5,145
Exchange adjustments	170

Net book value at 31 March 2016	5,315

The cost of goodwill at 31 March 2016 was £5,327m (2015: £5,157m) with an accumulated impairment charge of £12m (2015: £12m).

The amounts disclosed above as at 31 March 2016 include balances relating to the following cash-generating units: New York £3,061m (2015: £2,964m); Massachusetts £1,145m (2015: £1,108m); Rhode Island £426m (2015: £412m); and Federal £683m (2015: £661m).

Goodwill is reviewed annually for impairment and the recoverability of goodwill has been assessed by comparing the carrying amount of our operations described above (our cash-generating units) with the expected recoverable amount on a value-in-use basis. In each assessment, the value-in-use has been calculated based on five year plan projections that incorporate our best estimates of future cash flows, customer rates, costs (including changes in commodity prices), future prices and growth. Such projections reflect our current regulatory rate plans taking into account regulatory arrangements to allow for future rate plan filings and recovery of investment. Our plans have proved to be reliable guides in the past and the Directors believe the estimates are appropriate.

The future economic growth rate used to extrapolate projections beyond five years has been lowered to 2% (2015: 2.25%). The growth rate has been determined having regard to data on projected growth in US real gross domestic product (GDP). Based on our business’ place in the underlying US economy, it is appropriate for the terminal growth rate to be based upon the overall growth in real GDP and, given the nature of our operations, to extend over a long period of time. Cash flow projections have been discounted to reflect the time value of money, using a pre-tax discount rate of 8% (2015: 9%). The discount rate represents the estimated weighted average cost of capital of these operations.

While it is possible that a key assumption in the calculation could change, the Directors believe that no reasonably foreseeable change would result in an impairment of goodwill, in view of the long-term nature of the key assumptions and the margin by which the estimated fair value exceeds the carrying amount.

As part of their review in 2014/15, the Directors specifically reviewed the carrying value of goodwill associated with Clean Line Energy Partners LLC. This review resulted in a full impairment being recorded of £12m.

120	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

10. Other intangible assets

Other intangible assets include software which is written down (amortised) over the length of period we expect to receive a benefit from the asset.

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

Other intangible assets are amortised on a straight-line basis over their estimated useful economic lives. Amortisation periods for categories of intangible assets are:

Years

Software	3 to 10

Software £m

Cost at 1 April 2014	1,222
Exchange adjustments	59
Additions	207
Reclassifications[1]	16

Cost at 31 March 2015	1,504
Exchange adjustments	22
Additions	220
Disposals	(3)
Reclassifications[1]	1

Cost at 31 March 2016	1,744

Accumulated amortisation at 1 April 2014	(553)
Exchange adjustments	(20)
Amortisation charge for the year	(121)
Reclassifications[1]	(8)

Accumulated amortisation at 31 March 2015	(702)
Exchange adjustments	(8)
Amortisation charge for the year	(147)
Reclassifications[1]	–

Accumulated amortisation at 31 March 2016	(857)

Net book value at 31 March 2016	887

Net book value at 31 March 2015	802

1.  Reclassifications includes amounts transferred (to)/from property, plant and equipment (see note 11) and reclasses between cost and accumulated amortisation of £nil (2015: £6m).

National Grid Annual Report and Accounts 2015/16	Financial Statements	121

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

Material impairments are recognised in the income statement and are disclosed separately.

Any assets which suffered impairment in a previous period are reviewed for possible reversal of the impairment at each reporting date.

122	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

11. Property, plant and equipment continued

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m

Cost at 1 April 2014	2,248	46,425	4,024	853	53,550
Exchange adjustments	132	2,019	82	47	2,280
Additions	55	544	2,514	150	3,263
Disposals	(30)	(334)	(1)	(74)	(439)
Reclassifications[1]	105	1,981	(2,104)	8	(10)

Cost at 31 March 2015	2,510	50,635	4,515	984	58,644
Exchange adjustments	41	669	20	23	753
Additions	60	801	2,686	126	3,673
Disposals	(26)	(393)	(78)	(62)	(559)
Reclassifications[1]	173	3,060	(3,269)	100	64

Cost at 31 March 2016	2,758	54,772	3,874	1,171	62,575

Accumulated depreciation at 1 April 2014	(436)	(15,350)	–	(585)	(16,371)
Exchange adjustments	(15)	(533)	–	(29)	(577)
Depreciation charge for the year[2]	(82)	(1,138)	–	(143)	(1,363)
Disposals	7	307	–	74	388
Reclassifications[1]	(4)	1	–	5	2

Accumulated depreciation at 31 March 2015	(530)	(16,713)	–	(678)	(17,921)
Exchange adjustments	(32)	(168)	–	(10)	(210)
Depreciation charge for the year[2]	(79)	(1,273)	–	(116)	(1,468)
Disposals	6	386	–	61	453
Reclassifications[1]	(5)	(60)	–	–	(65)

Accumulated depreciation at 31 March 2016	(640)	(17,828)	–	(743)	(19,211)

Net book value at 31 March 2016	2,118	36,944	3,874	428	43,364

Net book value at 31 March 2015	1,980	33,922	4,515	306	40,723

1.  Represents amounts transferred between categories, (to)/from other intangible assets (see note 10) and reclasses between cost and accumulated depreciation of £64m (2015: £nil).

2.  Includes amounts in respect of capitalised depreciation of £1m (2015: £2m).

	2016 £m	2015 £m

Information in relation to property, plant and equipment
Capitalised interest included within cost	1,622	1,506
Net book value of assets held under finance leases (all relating to motor vehicles and office equipment)	226	184
Additions to assets held under finance leases (all relating to motor vehicles and office equipment)	87	61
Contributions to cost of property, plant and equipment included within:
Trade and other payables	47	47
Non-current liabilities	1,649	1,569

12. Other non-current assets

Other non-current assets include assets that do not fall into any other non-current asset category (such as goodwill or property, plant and equipment) and the benefit to be received from the asset is not due to be received until after 31 March 2017.

	2016 £m	2015 £m

Commodity contract assets	10	29
Other receivables	37	39
Prepayments	35	12

	82	80

National Grid Annual Report and Accounts 2015/16	Financial Statements	123

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

	2016 £m	2015 £m

Non-current
Available-for-sale investments	482	330

Current
Available-for-sale investments	1,951	1,232
Loans and receivables	1,047	1,327

	2,998	2,559

	3,480	2,889

Financial and other investments include the following:
Investments in short-term money funds[1]	1,516	618
Managed investments in equity and bonds[2]	615	785
Cash surrender value of life insurance policies	160	158
Other investments	–	2
Restricted balances:
Collateral[3]	999	1,199
Other	190	127

	3,480	2,889

1.	Includes £8m (2015: £34m) held by insurance captives and therefore restricted.
2.	All £615m (2015: £644m) is restricted and relates to investments held by insurance captives of £434m (2015: £382m), US non-qualified plan investments of £181m (2015: £170m) and assets held within security accounts with charges in favour of the UK pension scheme Trustees of £nil (2015: £92m).
3.	Refers to collateral placed with counterparties with whom we have entered into a credit support annex to the ISDA (International Swaps and Derivatives Association) Master Agreement.

Available-for-sale investments are recorded at fair value. Due to their short maturities the carrying value of loans and receivables approximates their fair value. The maximum exposure to credit risk at the reporting date is the fair value of the financial investments. For further information on our credit risk, refer to note 30(a). None of the financial investments are past due or impaired.

124	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

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

	2016 £m	2015 £m

Share of net assets at 1 April	318	351
Exchange adjustments	21	(11)
Additions	116	–
Disposals	(52)	–
Share of post-tax results for the year	59	46
Dividends received	(72)	(79)
Other movements	7	11

Share of net assets at 31 March	397	318

A list of joint ventures and associates including the name, proportion of ownership and principal activity is provided in note 32.

The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interest in the joint ventures and associates. The Group has capital commitments of £305m in relation to joint ventures.

Outstanding balances with joint ventures and associates are shown in note 28.

The Group’s only material joint venture or associate is in respect of its 50% equity stake in BritNed Development Limited.

Summarised financial information of this joint venture together with the carrying amount of the investment in the consolidated financial statements is as follows:

	2016 £m	2015 £m

Statement of financial position – BritNed Development Limited
Non-current assets	376	355
Cash and cash equivalents	77	46
All other current assets	3	2
Non-current liabilities	(8)	(10)
Current liabilities	(30)	(14)

Equity	418	379

Carrying amount of the Group’s investment (National Grid ownership 50%)	209	189

	2016 £m	2015 £m

Income statement – BritNed Development Limited
Revenue	198	162
Depreciation and amortisation	(11)	(12)
Other costs	(56)	(66)

Operating profit	131	84

Finance income and expense	–	–
Income tax expense	(32)	(21)

Profit for the year	99	63

Group’s share in profit (National Grid ownership 50%)	50	32

National Grid Annual Report and Accounts 2015/16	Financial Statements	125

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

For each class of derivative instrument type the total fair value amounts are as follows:

	2016			2015
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m

Interest rate swaps	1,095	(908)	187	1,153	(978)	175
Cross-currency interest rate swaps	690	(589)	101	544	(746)	(202)
Foreign exchange forward contracts	159	(135)	24	18	(294)	(276)
Inflation linked swaps	1	(420)	(419)	1	(381)	(380)
Equity options	18	(17)	1	–	–	–

	1,963	(2,069)	(106)	1,716	(2,399)	(683)

The maturity profile of derivative financial instruments is as follows:
	2016			2015
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m

Current
Less than 1 year	278	(337)	(59)	177	(635)	(458)

	278	(337)	(59)	177	(635)	(458)

Non-current
In 1 to 2 years	31	(213)	(182)	15	(97)	(82)
In 2 to 3 years	159	(221)	(62)	37	(252)	(215)
In 3 to 4 years	139	(159)	(20)	136	(238)	(102)
In 4 to 5 years	32	(155)	(123)	125	(235)	(110)
More than 5 years	1,324	(984)	340	1,226	(942)	284

	1,685	(1,732)	(47)	1,539	(1,764)	(225)

	1,963	(2,069)	(106)	1,716	(2,399)	(683)

For each class of derivative the notional contract[1] amounts are as follows:
					2016 £m	2015 £m

Interest rate swaps					(10,552)	(11,125)
Cross-currency interest rate swaps					(8,316)	(8,103)
Foreign exchange forward contracts					(6,903)	(6,579)
Inflation linked swaps					(1,394)	(1,361)
Equity options					(800)	–

					(27,965)	(27,168)

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

126	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

15. Derivative financial instruments continued

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

	2016 £m	2015 £m

Cross-currency interest rate/interest rate swaps	482	379

Cash flow hedges

Exposure arises from the variability in future interest and currency cash flows on assets and liabilities which bear interest at variable rates or are in a foreign currency. Interest rate and cross-currency swaps are maintained, and designated as cash flow hedges, where they qualify, to manage this exposure. Fair value changes on designated cash flow hedges are initially recognised directly in the cash flow hedge reserve, as gains or losses recognised in equity, and any ineffective portion is recognised immediately in the income statement. Amounts are transferred from equity and recognised in the income statement as the income or expense is recognised on the hedged item.

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

	2016 £m	2015 £m

Cross-currency interest rate/interest rate swaps	(46)	(453)
Foreign exchange forward contracts	47	(34)
Inflation linked swaps	(151)	(109)

	(150)	(596)

Net investment hedges

Borrowings, cross-currency swaps and forward currency contracts are used in the management of the foreign exchange exposure arising from the investment in non-sterling denominated subsidiaries. Where these contracts qualify for hedge accounting they are designated as net investment hedges.

	2016 £m	2015 £m

Cross-currency interest rate swaps	(199)	(72)
Foreign exchange forward contracts	(100)	(218)

	(299)	(290)

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

National Grid Annual Report and Accounts 2015/16	Financial Statements	127

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

	2016 £m	2015 £m

Cross-currency interest rate/interest rate swaps	51	119
Foreign exchange forward contracts	77	(24)
Inflation linked swaps	(268)	(271)
Equity options	1	–

	(139)	(176)

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

	2016 £m	2015 £m

Fuel stocks	120	112
Raw materials and consumables	203	152
Work in progress	13	13
Current intangible assets – emission allowances	101	63

	437	340

There is a provision for obsolescence of £28m against inventories as at 31 March 2016 (2015: £28m).

128	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

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

	2016 £m	2015 £m

Trade receivables	1,276	1,568
Accrued income	796	852
Prepayments	212	229
Commodity contract assets	22	35
Current tax assets	77	60
Other receivables	89	92

	2,472	2,836

Trade receivables are non interest-bearing and generally have a 30 to 90 day term. Due to their short maturities, the fair value of trade and other receivables approximates their book value. Commodity contract assets are recorded at fair value. All other receivables are recorded at amortised cost.

Provision for impairment of receivables

	2016 £m	2015 £m

At 1 April	294	249
Exchange adjustments	11	31
Charge for the year, net of recoveries	158	126
Uncollectible amounts written off against receivables	(114)	(112)

At 31 March	349	294

Trade receivables past due but not impaired

	2016 £m	2015 £m

Up to 3 months past due	214	299
3 to 6 months past due	48	60
Over 6 months past due	142	156

	404	515

For further information on our wholesale and retail credit risk, refer to note 30(a). For further information on our commodity risk, refer to note 30(e).

National Grid Annual Report and Accounts 2015/16	Financial Statements	129

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

	2016 £m	2015 £m

Cash at bank	126	109
Short-term deposits	1	10

Cash and cash equivalents excluding bank overdrafts	127	119
Bank overdrafts	(3)	(3)

Net cash and cash equivalents	124	116

At 31 March 2016, £2m (2015: £1m) of cash and cash equivalents were restricted. This primarily relates to cash held in captive insurance companies.

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

	2016 £m	2015 £m

Current
Bank loans	1,179	561
Bonds	1,282	1,068
Commercial paper	1,092	1,349
Finance leases	53	44
Other loans	2	3
Bank overdrafts	3	3

	3,611	3,028

Non-current
Bank loans	1,816	1,417
Bonds	22,556	21,156
Finance leases	190	159
Other loans	171	150

	24,733	22,882

Total borrowings	28,344	25,910

130	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

19. Borrowings continued

Total borrowings are repayable as follows:

	2016 £m	2015 £m

Less than 1 year	3,611	3,028
In 1 to 2 years	1,835	873
In 2 to 3 years	1,816	1,601
In 3 to 4 years	1,775	1,437
In 4 to 5 years	2,276	1,709
More than 5 years:
by instalments	742	154
other than by instalments	16,289	17,108

	28,344	25,910

The fair value of borrowings at 31 March 2016 was £31,463m (2015: £30,103m). Where market values were available, fair value of borrowings (Level 1) was £13,283m (2015: £14,583m). Where market values were not available, fair value of borrowings (Level 2) was £18,180m (2015: £15,520m), calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2016 was £27,836m (2015: £25,419m).

The assets of the Colonial Gas Company and the Niagara Mohawk Power Corporation and certain gas distribution assets of the Narragansett Electric Company are subject to liens and other charges and are provided as collateral over borrowings totalling £385m at 31 March 2016 (2015: £424m).

Collateral is placed with or received from any counterparty where we have entered into a credit support annex to the ISDA Master Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £610m (2015: £540m) in respect of cash received under collateral agreements. For further details of our borrowing facilities, refer to note 31. For further details of our bonds in issue, please refer to the debt investor section of our website.

Assets held under finance leases are recognised at their fair value or, if lower, the present value of the minimum lease payments on inception. The corresponding liability is recognised as a finance lease obligation within borrowings. Rental payments are apportioned between finance costs and reduction in the finance lease obligation, so as to achieve a constant rate of interest.

Assets held under finance leases are depreciated over the shorter of their useful life and the lease term.

Finance lease obligations

	2016 £m	2015 £m

Gross finance lease liabilities are repayable as follows:
Less than 1 year	53	44
1 to 5 years	156	125
More than 5 years	75	72

	284	241
Less: finance charges allocated to future periods	(41)	(38)

	243	203

The present value of finance lease liabilities is as follows:
Less than 1 year	53	44
1 to 5 years	137	110
More than 5 years	53	49

	243	203

Unaudited commentary on borrowings

As at 31 March 2016, total borrowings of £28,344m (2015: £25,910m) including bonds, bank loans, commercial paper, collateral, finance leases and other debt had increased by £2,434m. We expect to repay £3,611m of our total borrowings in the next 12 months including commercial paper, collateral and interest, and to fund this repayment through the capital and money markets. The average long-term debt maturity of the portfolio is 12 years (2015: 13 years). Further information on our bonds can be found in the debt investor section of our website.

National Grid Annual Report and Accounts 2015/16	Financial Statements	131

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

Trade payables are initially recognised at fair value and subsequently measured at amortised cost.

	2016 £m	2015 £m

Trade payables	2,038	2,050
Deferred income	275	236
Commodity contract liabilities	96	116
Social security and other taxes	159	196
Other payables	717	694

	3,285	3,292

Due to their short maturities, the fair value of trade payables approximates their book value. Commodity contract liabilities are recorded at fair value. All other trade and other payables are recorded at amortised cost.

21. Other non-current liabilities

Other non-current liabilities include deferred income which will not be recognised as income until after 31 March 2017. It also includes payables that are not due until after that date.

Commodity contract liabilities are recorded at fair value. All other non-current liabilities are recorded at amortised cost.

	2016 £m	2015 £m

Deferred income	1,802	1,648
Commodity contract liabilities	39	55
Other payables	230	216

	2,071	1,919

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

The fair value of associated plan assets and present value of DB obligations are updated annually in accordance with IAS 19 (revised). For further details and the actuarial assumptions used to value the obligations, see note 29.

We separately present our UK and US pension plans to show geographical split. Below we provide a more detailed analysis of the amounts recorded in the primary financial statements.

For DC pension plans, National Grid pays contributions into separate funds on behalf of the employee and has no further obligations to employees. The risks associated with this type of plan are assumed by the member.

For DB pension plans, members receive benefits on retirement, the value of which is dependent on factors such as salary and length of pensionable service. National Grid underwrites both financial and demographic risks associated with this type of plan.

The cost of providing benefits in a DB plan is determined using the projected unit method, with actuarial valuations being carried out at each reporting date by a qualified actuary. This valuation method is an accrued benefits valuation method that makes allowance for projected earnings.

132	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

22. Pensions and other post-retirement benefits continued

National Grid’s obligation in respect of DB pension plans is calculated separately for each plan by projecting the estimated amount of future benefit payments that employees have earned for their pensionable service in the current and prior periods. These future benefit payments are discounted to determine the present value of the liabilities and the fair value of plan assets and any unrecognised past service cost is then deducted. The discount rate used is the yield at the valuation date on high-quality corporate bonds.

National Grid takes advice from independent actuaries relating to the appropriateness of any key assumptions applied which include life expectancy of members, expected salary and pension increases, and inflation. It should be noted that comparatively small changes in the assumptions used may have a significant effect on the amounts recognised in the income statement and the statement of other comprehensive income and the net liability recognised in the statement of financial position.

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

Each plan’s investment strategy seeks to balance the level of investment return sought with the aim of reducing volatility and risk. In undertaking this approach reference is made both to the maturity of the liabilities and the funding level of that plan. A number of further strategies are employed to manage underlying risks, including liability matching asset strategies, diversification of asset portfolios, interest rate hedging and management of foreign exchange exposure.

Amounts recognised in the statement of financial position

	2016 £m	2015 £m	2014 £m

Present value of funded obligations	(28,648)	(29,292)	(25,346)
Fair value of plan assets	26,434	26,408	23,258

	(2,214)	(2,884)	(2,088)
Present value of unfunded obligations	(304)	(300)	(248)
Other post-employment liabilities	(67)	(74)	(75)

Net defined benefit liability	(2,585)	(3,258)	(2,411)

Represented by:
Liabilities	(2,995)	(3,379)	(2,585)
Assets	410	121	174

	(2,585)	(3,258)	(2,411)

The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m

Present value of funded obligations[1]	(19,341)	(20,053)	(18,100)	(5,916)	(5,827)	(4,566)	(3,391)	(3,412)	(2,680)
Fair value of plan assets	19,401	19,453	17,409	5,136	5,052	4,229	1,897	1,903	1,620

	60	(600)	(691)	(780)	(775)	(337)	(1,494)	(1,509)	(1,060)
Present value of unfunded obligations	(75)	(72)	(62)	(229)	(228)	(186)	–	–	–
Other post-employment liabilities	–	–	–	–	–	–	(67)	(74)	(75)

Net defined benefit liability	(15)	(672)	(753)	(1,009)	(1,003)	(523)	(1,561)	(1,583)	(1,135)

Represented by:
Liabilities	(300)	(672)	(753)	(1,134)	(1,124)	(697)	(1,561)	(1,583)	(1,135)
Assets	285	–	–	125	121	174	–	–	–

	(15)	(672)	(753)	(1,009)	(1,003)	(523)	(1,561)	(1,583)	(1,135)

1.	Present value of funded obligations split approximately as follows:
●	UK pensions at 31 March 2016: 12% active members (2015: 12%; 2014: 12%); 18% deferred members (2015: 18%; 2014: 19%); 70% pensioner members (2015: 70%; 2014: 69%)
●	US pensions at 31 March 2016: 39% active members (2015: 38%; 2014: 38%); 9% deferred members (2015: 9%; 2014: 9%); 52% pensioner members (2015: 53%; 2014: 53%)
●	US other post-retirement benefits at 31 March 2016: 41% active members (2015: 38%; 2014: 44%); 0% deferred members (2015: 0%; 2014: 0%); 59% pensioner members (2015: 62%; 2014: 56%)

These figures reflect legal and actuarial advice that we have taken regarding recognition of surplus under IFRIC 14.

National Grid Annual Report and Accounts 2015/16	Financial Statements	133

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

22. Pensions and other post-retirement benefits continued

Amounts recognised in the income statement and statement of other comprehensive income

							2016 £m	2015 £m	2014 £m

Included within operating costs
Administration costs							16	14	12

Included within payroll costs
Defined contribution scheme costs							56	48	40
Defined benefit scheme costs:
Current service cost							221	186	225
Past service costs – augmentations							3	7	15
Past service (credit)/cost – redundancies							(1)	1	(19)
Past service cost/(credit) – plan amendments							–	1	(11)
Special termination benefit cost – redundancies							11	20	39
LIPA MSA transition							–	–	(214)

							290	263	75

Included within finance income and costs
Net interest cost							112	101	128

Included within exceptional items and remeasurements
Administration costs							2	–	–

Total included in income statement							420	378	215

Remeasurements of net retirement benefit obligations							539	(771)	485
Exchange adjustments							(81)	(236)	186

Total included in the statement of other comprehensive income							458	(1,007)	671

The geographical split of pensions and other post-retirement benefits is as shown below:
	UK pensions			US pensions			US other post-retirement benefits
	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m

Included within operating costs
Administration costs	9	6	6	6	7	5	1	1	1

Included within payroll costs
Defined contribution scheme costs	31	26	19	25	22	21	–	–	–
Defined benefit scheme costs:
Current service cost	74	70	96	95	77	85	52	39	44
Past service costs – augmentations	3	7	15	–	–	–	–	–	–
Past service (credit)/cost – redundancies	(1)	1	(19)	–	–	–	–	–	–
Past service (credit)/cost – plan amendments	–	–	(11)	–	1	–	–	–	–
Special termination benefit cost – redundancies	11	20	39	–	–	–	–	–	–
LIPA MSA transition	–	–	–	–	–	(16)	–	–	(198)

	118	124	139	120	100	90	52	39	(154)

Included within finance income and costs
Net interest cost	18	27	47	36	25	27	58	49	54

Included within exceptional items and remeasurements
Administration costs	2	–	–	–	–	–	–	–	–

Total included in income statement	147	157	192	162	132	122	111	89	(99)

Remeasurements of net retirement benefit obligations	534	(46)	354	(67)	(408)	81	72	(317)	50
Exchange adjustments	–	–	–	(33)	(88)	60	(48)	(148)	126

Total included in the statement of other comprehensive income	534	(46)	354	(100)	(496)	141	24	(465)	176

134	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

22. Pensions and other post-retirement benefits continued

Reconciliation of the net defined benefit liability

							2016 £m	2015 £m	2014 £m

Opening net defined benefit liability							(3,258)	(2,411)	(3,497)
Cost recognised in the income statement							(364)	(330)	(175)
Remeasurement effects recognised in the statement of other comprehensive income							458	(1,007)	671
Employer contributions							587	508	596
Other movements							(8)	(18)	(6)

Closing net defined benefit liability							(2,585)	(3,258)	(2,411)

The geographical split of pensions and other post-retirement benefits is as shown below:
	UK pensions			US pensions			US other post-retirement benefits
	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m

Opening net defined benefit liability	(672)	(753)	(1,169)	(1,003)	(523)	(740)	(1,583)	(1,135)	(1,588)
(Cost)/credit recognised in the income statement	(116)	(131)	(173)	(137)	(110)	(101)	(111)	(89)	99
Remeasurement effects recognised in the statement of other comprehensive income	534	(46)	354	(100)	(496)	141	24	(465)	176
Employer contributions	239	258	235	231	126	174	117	124	187
Other movements	–	–	–	–	–	3	(8)	(18)	(9)

Closing net defined benefit liability	(15)	(672)	(753)	(1,009)	(1,003)	(523)	(1,561)	(1,583)	(1,135)

National Grid Annual Report and Accounts 2015/16	Financial Statements	135

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

22. Pensions and other post-retirement benefits continued

Changes in the present value of defined benefit obligations (including unfunded obligations)

							2016 £m	2015 £m	2014 £m

Opening defined benefit obligations							(29,592)	(25,594)	(26,696)
Current service cost							(221)	(186)	(225)
Interest cost							(1,026)	(1,127)	(1,124)
Actuarial gains – experience							659	163	41
Actuarial losses – demographic assumptions							–	(342)	(283)
Actuarial gains/(losses) – financial assumptions							218	(2,746)	542
Past service credit/(cost) – redundancies							1	(1)	154
Special termination benefit cost – redundancies							(11)	(20)	(39)
Past service cost – augmentations							(3)	(7)	(15)
Past service (cost)/credit – plan amendments							–	(1)	30
Medicare subsidy received							(15)	(19)	(17)
Liabilities extinguished on settlements							–	–	60
Employee contributions							(2)	(2)	(2)
Benefits paid							1,348	1,268	1,257
Exchange adjustments							(308)	(978)	723

Closing defined benefit obligations							(28,952)	(29,592)	(25,594)

The geographical split of pensions and other post-retirement benefits is as shown below:
	UK pensions			US pensions			US other post-retirement benefits
	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m

Opening defined benefit obligations	(20,125)	(18,162)	(18,561)	(6,055)	(4,752)	(5,115)	(3,412)	(2,680)	(3,020)
Current service cost	(74)	(70)	(96)	(95)	(77)	(85)	(52)	(39)	(44)
Interest cost	(649)	(762)	(780)	(242)	(235)	(221)	(135)	(130)	(123)
Actuarial gains/(losses) – experience	552	100	16	15	(22)	(22)	92	85	47
Actuarial losses – demographic assumptions	–	(95)	–	–	(125)	(129)	–	(122)	(154)
Actuarial (losses)/gains – financial assumptions	–	(1,980)	436	120	(486)	57	98	(280)	49
Past service credit/(cost) – redundancies	1	(1)	19	–	–	16	–	–	119
Special termination benefit cost – redundancies	(11)	(20)	(39)	–	–	–	–	–	–
Past service cost – augmentations	(3)	(7)	(15)	–	–	–	–	–	–
Past service credit/(cost) – plan amendments	–	–	11	–	(1)	–	–	–	19
Medicare subsidy received	–	–	–	–	–	–	(15)	(19)	(17)
Liabilities extinguished on settlements	–	–	–	–	–	–	–	–	60
Employee contributions	(2)	(2)	(2)	–	–	–	–	–	–
Benefits paid	895	874	849	310	269	291	143	125	117
Exchange adjustments	–	–	–	(198)	(626)	456	(110)	(352)	267

Closing defined benefit obligations	(19 ,416)	(20,125)	(18,162)	(6,145)	(6,055)	(4,752)	(3,391)	(3,412)	(2,680)

136	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

22. Pensions and other post-retirement benefits continued

Changes in the fair value of plan assets

							2016 £m	2015 £m	2014 £m

Opening fair value of plan assets							26,408	23,258	23,285
Interest income							914	1,026	996
Return on assets (less)/greater than assumed							(338)	2,154	185
Administration costs							(18)	(14)	(12)
Employer contributions							587	508	596
Employee contributions							2	2	2
Benefits paid							(1,348)	(1,268)	(1,257)
Exchange adjustments							227	742	(537)

Closing fair value of plan assets							26,434	26,408	23,258

Actual return on plan assets							576	3,180	1,181

Expected contributions to plans in the following year							686	533	409

The geographical split of pensions and other post-retirement benefits is as shown below:
	UK pensions			US pensions			US other post-retirement benefits
	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m

Opening fair value of plan assets	19,453	17,409	17,392	5,052	4,229	4,378	1,903	1,620	1,515
Interest income	631	735	733	206	210	194	77	81	69
Return on assets (less)/greater than assumed	(18)	1,929	(98)	(202)	225	175	(118)	–	108
Administration costs	(11)	(6)	(6)	(6)	(7)	(5)	(1)	(1)	(1)
Employer contributions	239	258	235	231	126	174	117	124	187
Employee contributions	2	2	2	–	–	–	–	–	–
Benefits paid	(895)	(874)	(849)	(310)	(269)	(291)	(143)	(125)	(117)
Exchange adjustments	–	–	–	165	538	(396)	62	204	(141)

Closing fair value of plan assets	19,401	19,453	17,409	5,136	5,052	4,229	1,897	1,903	1,620

Actual return on plan assets	613	2,664	635	4	435	369	(41)	81	177

Expected contributions to plans in the following year	228	225	182	220	204	118	238	104	109

National Grid Annual Report and Accounts 2015/16	Financial Statements	137

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

23. Provisions

We make provisions when an obligation exists, resulting from a past event and it is probable that cash will be paid to settle it, but the exact amount of cash required can only be estimated.

The main estimates relate to environmental remediation and decommissioning costs for various sites we own or have owned and other provisions, including restructuring plans and lease contracts we have entered into that are now loss making. The evaluation of the likelihood of the contingent events has required best judgement by management regarding the probability of exposure to potential loss. Should circumstances change following unforeseeable developments, the likelihood could alter.

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

The unwinding of the discount is included within the income statement as a financing charge.

	Environmental £m	Decommissioning £m	Restructuring £m	Emissions £m	Other £m	Total provisions £m

At 1 April 2014	1,072	144	79	14	336	1,645
Exchange adjustments	95	8	–	2	28	133
Additions	25	7	9	7	57	105
Unused amounts reversed	(5)	–	(2)	–	(5)	(12)
Unwinding of discount	57	3	1	–	12	73
Utilised	(80)	(25)	(48)	–	(56)	(209)

At 31 March 2015	1,164	137	39	23	372	1,735
Exchange adjustments	29	3	–	1	9	42
Additions	30	22	10	1	33	96
Unused amounts reversed	(15)	(8)	(1)	–	(3)	(27)
Unwinding of discount	58	4	1	–	10	73
Utilised	(97)	(17)	(19)	(7)	(60)	(200)

At 31 March 2016	1,169	141	30	18	361	1,719

					2016 £m	2015 £m

Current					236	235
Non-current					1,483	1,500

					1,719	1,735

138	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

23. Provisions continued

Environmental provision

The environmental provision represents the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings, together with certain US sites that National Grid no longer owns. The environmental provision is as follows:

	2016			2015
	Discounted £m	Undiscounted £m	Real discount rate	Discounted £m	Undiscounted £m	Real discount rate

UK sites	280	348	2%	286	367	2%
US sites	889	1,031	2%	878	999	2%

	1,169	1,379		1,164	1,366

The remediation expenditure in the UK relates to old gas manufacturing sites and also to electricity transmission sites. Cash flows are expected to be incurred between 2016 and 2060. A number of estimation uncertainties affect the calculation of the provision, including the impact of regulation, accuracy of the site surveys, unexpected contaminants, transportation costs, the impact of alternative technologies and changes in the discount rate. This provision incorporates our best estimate of the financial effect of these uncertainties, but future changes in any of the assumptions could materially impact the calculation of the provision. The undiscounted amount is the undiscounted best estimate of the liability having regard to these uncertainties.

The remediation expenditure in the US is expected to be incurred between 2016 and 2071. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK sites. This expenditure is expected to be largely recoverable from ratepayers under the terms of various rate agreements in the US.

Decommissioning provision

The decommissioning provision represents £66m (2015: £51m) of expenditure relating to asset retirement obligations estimated to be incurred until 2095, and £37m (2015: £64m) of expenditure relating to the demolition of gas holders estimated to be incurred until 2020. It also includes the net present value of the estimated expenditure (discounted at a real rate of 2%) expected to be incurred until 2033 in respect of the decommissioning of certain US nuclear generating units that National Grid no longer owns.

Restructuring provision

The restructuring provision principally relates to business reorganisation costs in the UK and is expected to be incurred until 2023.

Emissions provision

The provision for emission costs is expected to be settled using emission allowances granted.

Other provisions

Included within other provisions at 31 March 2016 are amounts provided in respect of onerous lease commitments and rates payable on surplus properties of £100m (2015: £117m) with expenditure expected to be incurred until 2039.

Other provisions also include £190m (2015: £182m) of estimated liabilities in respect of past events insured by insurance subsidiary undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date. Other provisions also include £13m (2015: £13m) in respect of obligations associated with investments in joint ventures.

National Grid Annual Report and Accounts 2015/16	Financial Statements	139

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

24. Share capital

Ordinary share capital represents the total number of shares issued which are publicly traded. We also disclose the number of treasury shares the Company holds, which are shares that the Company has bought itself, predominantly to satisfy the scrip dividend programme and employee share option plan liabilities.

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

	Allotted, called up and fully paid
	million	£m

At 1 April 2014	3,854	439
Issued during the year in lieu of dividends[1]	38	4

At 31 March 2015	3,892	443
Issued during the year in lieu of dividends[1]	32	4

At 31 March 2016	3,924	447

1.	The issue of shares under the scrip dividend programme is considered to be a bonus issue under the terms of the Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

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

Treasury shares

At 31 March 2016, the Company held 179m (2015: 153m) of its own shares. The market value of these shares as at 31 March 2016 was £1,767m (2015: £1,323m).

The Company made the following transactions in respect of its own shares during the year ended 31 March 2016:

1.	During the year, the Company, as part of management of the dilutive effect of share issuances under the scrip dividend programme, repurchased 31m (2015: 37m) ordinary shares for aggregate consideration of £267m (2015: £338m), including transaction costs.

The shares repurchased have a nominal value of £4m (2015: £4m) and represented approximately 1% (2015: 1%) of the ordinary shares in issue as at 31 March 2016.

2.	During the year, 2m (2015: 3m) treasury shares were gifted to National Grid Employee Share Trusts and 3m (2015: 5m) treasury shares were re-issued in relation to employee share schemes, in total representing approximately 0.1% (2015: 0.2%) of the ordinary shares in issue as at 31 March 2016. The nominal value of these shares was £1m (2015: £1m) and the total proceeds received were £16m (2015: £23m).

3.	During the year the Company made payments totalling £6m (2015: £7m) to National Grid Employee Share Trusts, outside of its share repurchase programme, to enable the trustees to make purchases of National Grid plc shares in order to satisfy the requirements of employee share option and reward plans.

The maximum number of shares held during the year was 179m ordinary shares (2015: 153m) representing approximately 4.6% (2015: 3.9%) of the ordinary shares in issue as at 31 March 2016 and having a nominal value of £20m (2015: £17m).

140	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

25. Other equity reserves

Other equity reserves are different categories of equity as required by accounting standards and represent the impact of a number of our historical transactions.

Other equity reserves comprise the translation reserve (see accounting policy C in note 1), cash flow hedge reserve (see note 15), available-for-sale reserve (see note 13), the capital redemption reserve and the merger reserve. The merger reserve arose as a result of the application of merger accounting principles under the then prevailing UK GAAP, which under IFRS 1 was retained for mergers that occurred prior to the IFRS transition date. Under merger accounting principles, the difference between the carrying amount of the capital structure of the acquiring vehicle and that of the acquired business was treated as a merger difference and included within reserves.

As the amounts included in other equity reserves are not attributable to any of the other classes of equity presented, they have been disclosed as a separate classification of equity.

	Translation £m	Cash flow hedge £m	Available- for-sale £m	Capital redemption £m	Merger £m	Total £m
At 1 April 2013	463	(71)	73	19	(5,165)	(4,681)
Exchange adjustments	(158)	–	–	–	–	(158)
Net gains taken to equity	–	63	6	–	–	69
Transferred to/(from) profit or loss	–	27	(14)	–	–	13
Tax	–	(5)	3	–	–	(2)
At 31 March 2014	305	14	68	19	(5,165)	(4,759)
Exchange adjustments	174	–	–	–	–	174
Net (losses)/gains taken to equity	–	(154)	41	–	–	(113)
Transferred to/(from) profit or loss	–	13	(8)	–	–	5
Tax	–	18	(7)	–	–	11
At 31 March 2015	479	(109)	94	19	(5,165)	(4,682)
Exchange adjustments	69	–	–	–	–	69
Net gains taken to equity	–	50	43	–	–	93
Transferred to profit or loss	–	29	–	–	–	29
Tax	–	(15)	(17)	–	–	(32)
At 31 March 2016	548	(45)	120	19	(5,165)	(4,523)

The merger reserve represents the difference between the carrying value of subsidiary undertaking investments and their respective capital structures following the Lattice demerger from BG Group plc and the 1999 Lattice refinancing.

The cash flow hedge reserve will be continuously transferred to the income statement until the borrowings are repaid. The amount due to be released from reserves to the income statement next year is £21m (pre-tax) and the remainder released with the same maturity profile as borrowings due after more than one year.

National Grid Annual Report and Accounts 2015/16	Financial Statements	141

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

The primary objective of the treasury function is to manage our funding and liquidity requirements. A secondary objective is to manage the associated financial risks, in the form of interest rate risk and foreign exchange risk, to within pre-authorised parameters. Details of the main risks arising from our financing and commodity hedging activities can be found in the risk factors discussion starting on page 183 and in note 30 to the consolidated financial statements on pages 149 to 155.

Investment of surplus funds, usually in short-term fixed deposits or placements with money market funds that invest in highly liquid instruments of high credit quality, is subject to our counterparty risk management policy.

The movement in cash and cash equivalents is reconciled to movements in net debt.

(a) Reconciliation of net cash flow to movement in net debt

	2016 £m	2015 £m	2014 £m
Increase/(decrease) in cash and cash equivalents	4	(247)	(283)
Increase/(decrease) in financial investments	391	(1,157)	(1,720)
(Increase)/decrease in borrowings and related derivatives	(1,100)	682	1,021
Net interest paid on the components of net debt[1]	810	925	841
Change in debt resulting from cash flows	105	203	(141)
Changes in fair value of financial assets and liabilities and exchange movements	(515)	(1,777)	1,360
Net interest charge on the components of net debt[1]	(913)	(1,068)	(1,053)
Extinguishment of debt resulting from LIPA MSA transition (note 4)	–	–	98
Other non-cash movements	(87)	(83)	(25)
Movement in net debt (net of related derivative financial instruments) in the year	(1,410)	(2,725)	239
Net debt (net of related derivative financial instruments) at start of year	(23,915)	(21,190)	(21,429)
Net debt (net of related derivative financial instruments) at end of year	(25,325)	(23,915)	(21,190)
Composition of net debt Net debt is made up as follows:
	2016 £m	2015 £m	2014 £m
Cash, cash equivalents and financial investments	3,125	2,678	3,953
Borrowings and bank overdrafts	(28,344)	(25,910)	(25,950)
Derivatives	(106)	(683)	807
	(25,325)	(23,915)	(21,190)

1.	An exceptional charge of £nil (2015: £131m; 2014: £nil) is included in net interest charge on the components of net debt and an exceptional cash outflow of £nil (2015: £152m; 2014: £nil) is included in net interest paid on the components of net debt.

142	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

26. Net debt continued

(b) Analysis of changes in net debt

	Cash and cash equivalents £m	Bank overdrafts £m	Net cash and cash equivalents £m	Financial investments £m	Borrowings £m	Derivatives £m	Total £m [1]
At 1 April 2013	671	(23)	648	5,431	(28,072)	564	(21,429)
Cash flow	(291)	8	(283)	(1,755)	2,009	(112)	(141)
Fair value gains and losses and exchange movements	(26)	–	(26)	(113)	1,223	276	1,360
Interest income/(charges)	–	–	–	36	(1,168)	79	(1,053)
Extinguishment of debt resulting from LIPA MSA transition (note 4)	–	–	–	–	98	–	98
Other non-cash movements	–	–	–	–	(25)	–	(25)
At 31 March 2014	354	(15)	339	3,599	(25,935)	807	(21,190)
Cash flow	(259)	12	(247)	(1,194)	1,721	(77)	203
Fair value gains and losses and exchange movements	24	–	24	118	(451)	(1,468)	(1,777)
Interest income/(charges)[2]	–	–	–	36	(1,160)	56	(1,068)
Other non-cash movements	–	–	–	–	(82)	(1)	(83)
At 31 March 2015	119	(3)	116	2,559	(25,907)	(683)	(23,915)
Cash flow	4	–	4	368	(631)	364	105
Fair value gains and losses and exchange movements	4	–	4	49	(739)	171	(515)
Interest income/(charges)[2]	–	–	–	22	(978)	43	(913)
Other non-cash movements	–	–	–	–	(86)	(1)	(87)
At 31 March 2016	127	(3)	124	2,998	(28,341)	(106)	(25,325)
Balances at 31 March 2016 comprise:
Non-current assets	–	–	–	–	–	1,685	1,685
Current assets	127	–	127	2,998	–	278	3,403
Current liabilities	–	(3)	(3)	–	(3,608)	(337)	(3,948)
Non-current liabilities	–	–	–	–	(24,733)	(1,732)	(26,465)
	127	(3)	124	2,998	(28,341)	(106)	(25,325)

1.	Includes accrued interest at 31 March 2016 of £243m (2015: £230m; 2014: £239m).
2.	An exceptional expense of £nil (2015: £131m; 2014: £nil) is included in net interest charge on the components of net debt and an exceptional cash outflow of £nil (2015: £152m; 2014: £nil) is included in net interest paid on the components of net debt.

National Grid Annual Report and Accounts 2015/16	Financial Statements	143

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

	2016 £m	2015 £m
Future capital expenditure
Contracted for but not provided	2,616	2,360
Operating lease commitments
Less than 1 year	92	87
In 1 to 2 years	86	81
In 2 to 3 years	72	74
In 3 to 4 years	54	63
In 4 to 5 years	52	45
More than 5 years	286	277
	642	627
Energy purchase commitments[1]
Less than 1 year	1,096	1,199
In 1 to 2 years	598	601
In 2 to 3 years	454	458
In 3 to 4 years	362	360
In 4 to 5 years	315	305
More than 5 years	1,477	1,415
	4,302	4,338
Guarantees and letters of credit
Guarantee of sublease for US property (expires 2040)	219	236
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	113	151
Guarantees of certain obligations for construction of HVDC West Coast Link (expected expiry 2016)	415	555
Guarantees of certain obligations of Nemo Link Limited (various expiry dates)	166	–
Guarantees of certain obligations of National Grid North Sea Link Limited (various expiry dates)	1,038	–
Other guarantees and letters of credit (various expiry dates)	440	355
	2,391	1,297

1.	Energy purchase commitments relate to contractual commitments to purchase electricity or gas that are used to satisfy physical delivery requirements to our customers or for energy that we use ourselves (i.e. normal purchase, sale or usage) and hence are accounted for as ordinary purchase contracts. Details of commodity contracts that do not meet the normal purchase, sale or usage criteria, and hence are accounted for as derivative contracts, are shown in note 30(e).

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £21m (2015: £26m).

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

144	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

28. Related party transactions

Related parties include joint ventures, associates, investments and key management personnel.

The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms:

	2016 £m	2015 £m	2014 £m
Sales: Goods and services supplied to a pension plan and joint ventures	16	52	15
Purchases: Goods and services received from joint ventures and associates[1]	266	120	128

Receivable from a pension plan and joint ventures	7	4	3
Payable to joint ventures and associates[2]	103	6	5

Dividends received from joint ventures and associates[3]	72	79	38

1.	During the year the Company received goods and services from a number of joint ventures and associates, including Iroquois Gas Transmission System, L.P. of £8m (2015: £24m; 2014: £30m), Millennium Pipeline Company, LLC of £29m (2015: £26m; 2014: £31m) for the transportation of gas in the US; Algonquin Gas Transmission LLC of £43m (2015: £nil; 2014: £nil) for pipeline services in the US; and NGET/SPT Upgrades Limited of £167m (2015: £68m; 2014: £67m) for the construction of a transmission link in the UK.
2.	Included in amounts payable to joint ventures and associates is £87m (2015: £nil; 2014: £nil) in respect of deposits received for National Grid property sites from St William Homes LLP.
3.	Dividends were received from BritNed Development Limited of £48m (2015: £49m; 2014: £17m), Iroquois Gas Transmission System, L.P. of £7m (2015: £14m; 2014: £11m) and Millennium Pipeline Company, LLC of £17m (2015: £16m; 2014: £10m).

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

29. Actuarial information on pensions and other post-retirement benefits

Further details of the DB pension plans terms and the actuarial assumptions used to value the obligations are set out in this note.

When deciding on these assumptions we take independent actuarial advice. Comparatively small changes in the assumptions applied may have a significant effect on the overall deficit or surplus of a DB pension plan.

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

The arrangements are subject to independent actuarial funding valuations at least every three years and following consultation and agreement with us, the qualified actuary certifies the employers’ contribution, which, together with the specified contributions payable by the employees and proceeds from the plans’ assets, are expected to be sufficient to fund the benefits payable. The last full actuarial valuations were carried out as at 31 March 2013. The 2016 valuation processes have commenced.

The results of the 2013 valuations are shown below:

	NG UKPS	[1]	NGEG of ESPS	[2]
Latest full actuarial valuation	31 March 2013		31 March 2013
Actuary	Willis Towers Watson		Aon Hewitt
Market value of plan assets at latest valuation	£15,569m		£1,900m
Actuarial value of benefits due to members	£17,332m		£2,708m
Market value as percentage of benefits	90%		70%
Funding deficit	£1,763m		£808m
Funding deficit (net of tax)	£1,446m		£663m

1.	National Grid UK Pension Scheme
2.	National Grid Electricity Group of the Electricity Supply Pension Scheme

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

National Grid Annual Report and Accounts 2015/16	Financial Statements	145

Notes to the consolidated financial statements

– supplementary information continued

29. Actuarial information on pensions and other post-retirement benefits continued

National Grid UK Pension Scheme

The 2013 actuarial funding valuation showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 36% of pensionable earnings (currently 33% by employers and 3% by employees; from 1 April 2016 this will be 31% by employers and 5% by employees). In addition, National Grid makes payments to the scheme to cover administration costs and the Pension Protection Fund levy.

Following the 2013 valuation, National Grid and the Trustees agreed a recovery plan which would see the funding deficit repaid by

31 March 2027. Under the schedule of contributions, payments of £60m were made in 2013/14, £99m in 2014/15 and £100m in 2015/16, and will thereafter rise in line with RPI until 2026/27. As part of the 2013 agreement, National Grid has established a security arrangement with a charge in favour of the Trustees. At 31 March 2016 the value of this was required to be £427m. This was provided via £427m in letters of credit. The assets held as security will be paid to the scheme in the event that National Grid Gas plc (NGG) is subject to an insolvency event, is given notice of less than 12 months that Ofgem intends to revoke its licence under the Gas Act 1986, or National Grid fails to make the required contributions in relation to the scheme. The assets held as security will be released back to National Grid if the scheme moves into surplus. In addition, National Grid will make a payment of £200m (increased in line with RPI) into the scheme if NGG’s credit rating by two out of three specified agencies falls below certain agreed levels for a period of 40 days.

This scheme ceased to allow new hires to join from 1 April 2002. A DC section of the scheme was offered for employees joining after this date, which has since been replaced by The National Grid YouPlan (YouPlan) (see below).

National Grid Electricity Group of the Electricity Supply Pension Scheme

The 2013 actuarial funding valuation showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 33.4% of pensionable earnings (currently 27.5% by employers and an average of 5.9% by employees; from 1 April 2016 this will be an average of 26.5% by employers and an average of 6.9% by employees).

Following the 2013 valuation, National Grid and the Trustees agreed a recovery plan that would see the funding deficit repaid by 31 March 2027. Under the schedule of contributions, a payment of £80m was made in 2013/14, £46m in 2014/15 and £47m in 2015/16, and will thereafter rise in line with RPI until 2026/27. As part of the 2013 agreement, National Grid has established security arrangements with a charge in favour of the Trustees. At 31 March 2016 the value of this was required to be £150m. This was provided via £150m in a letter of credit. The assets held as security will be paid to the scheme in the event that National Grid Electricity Transmission plc (NGET) is subject to an insolvency event, or ceases to hold a licence granted under the Electricity Act 1989. The assets held as security will be released back to National Grid if the scheme moves into surplus. National Grid has also agreed to make a payment in respect of the deficit up to a maximum of £500m should certain triggers be breached; namely if NGET ceases to hold the licence granted under the Electricity Act 1989 or NGET’s credit rating by two out of three specified agencies falls below certain agreed levels for a period of 40 days.

The scheme closed to new members from 1 April 2006.

The National Grid YouPlan

The YouPlan is a DC scheme that was launched in 2013 and under the rules of the plan, National Grid double matches contributions to YouPlan up to a maximum of 6% of employee salary. YouPlan is the qualifying scheme used for automatic enrolment and new hires are enrolled into YouPlan.

US pension plans

National Grid sponsors numerous non-contributory DB pension plans. The DB plans provide retirement benefits to vested union employees, as well as vested non-union employees hired before 1 January 2011. Benefits under these plans generally reflect age, years of service and compensation and are paid in the form of an annuity or lump sum. An independent actuary performs valuations annually. The Company funds the DB plans by contributing no less than the minimum amount required, but no more than the maximum tax deductible amount allowed under US Internal Revenue Service regulations. The range of contributions based upon these regulations can vary significantly based upon the funded status of the plans. At present, there is some flexibility in the amount that is contributed on an annual basis. In general, the Company’s policy for funding the US pension plans is to contribute the amounts collected in rates and capitalised in the rate base during the year, to the extent that the funding is no less than the minimum amount required. The assets of the plans are held in trusts and administered by fiduciary committees comprised of appointed employees of the Company.

National Grid also has several DC pension plans, primarily comprised of employee savings and Company matching contributions. Non-union employees hired after 1 January 2011, as well as new hires in 10 groups of represented union employees, receive a core contribution into the DC plan, irrespective of the employee’s contribution into the plan.

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

146	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

29. Actuarial information on pensions and other post-retirement benefits continued

Asset allocations

Within the asset allocations below there is significant diversification across regions, asset managers, currencies and bond categories.

UK pensions

	2016			2015			2014
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equities[1]	3,272	962	4,234	3,848	761	4,609	4,045	620	4,665
Corporate bonds[2]	5,601	–	5,601	6,494	–	6,494	5,706	–	5,706
Government securities	6,059	–	6,059	4,637	–	4,637	4,161	–	4,161
Property	90	1,081	1,171	86	1,082	1,168	33	1,057	1,090
Diversified alternatives[3]	159	505	664	–	716	716	–	793	793
Liability matching assets[4]	1,020	–	1,020	878	–	878	598	–	598
Other[5]	649	3	652	936	15	951	433	(37)	396
	16,850	2,551	19,401	16,879	2,574	19,453	14,976	2,433	17,409

1.  Included within equities at 31 March 2016 were ordinary shares of National Grid plc with a value of £7m (2015: £14m; 2014: £15m).

2.  Included within corporate bonds at 31 March 2016 was an investment in a number of bonds issued by subsidiary undertakings with a value of £70m (2015: £80m; 2014: £72m).

3.  Includes return seeking non-conventional asset classes.

4.  Includes liability-driven investment vehicles.

5.  Includes cash and cash type instruments.

US pensions

	2016			2015			2014
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equities[1]	625	1,508	2,133	617	1,455	2,072	508	1,225	1,733
Corporate bonds[1]	954	483	1,437	969	473	1,442	823	336	1,159
Government securities[1]	711	–	711	727	–	727	632	28	660
Property	–	276	276	–	249	249	–	189	189
Diversified alternatives[1,2]	163	334	497	164	334	498	139	295	434
Other	–	82	82	–	64	64	–	54	54
	2,453	2,683	5,136	2,477	2,575	5,052	2,102	2,127	4,229
1. Comparatives have been represented on a basis consistent with the current year presentation. 2. Includes return seeking non-conventional asset classes. US other post-retirement benefits
	2016			2015			2014
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equities[1]	281	853	1,134	289	872	1,161	245	823	1,068
Corporate bonds	37	1	38	34	–	34	2	10	12
Government securities	390	–	390	382	–	382	357	1	358
Diversified alternatives[1,2]	122	104	226	114	100	214	102	80	182
Other	–	109	109	–	112	112	–	–	–
	830	1,067	1,897	819	1,084	1,903	706	914	1,620
1. Comparatives have been represented on a basis consistent with the current year presentation. 2. Includes return seeking non-conventional asset classes.

Target asset allocations

Each plan’s investment strategy is formulated specifically in order to manage risk, through investment in diversified asset classes, including the use of liability matching assets and where appropriate through the employment of interest rate and inflation hedging instruments. The target asset allocation of the plans as at 31 March 2016 is as follows:

	UK pensions %	US pensions %	US other post-retirement benefits %
Equities	21	40	65
Other	79	60	35
	100	100	100

National Grid Annual Report and Accounts 2015/16	Financial Statements	147

Notes to the consolidated financial statements

– supplementary information continued

29. Actuarial information on pensions and other post-retirement benefits continued

Actuarial assumptions

The Company has applied the following financial assumptions in assessing DB liabilities.

	UK pensions			US pensions			US other post-retirement benefits
	2016%	2015%	2014%	2016%	2015%	2014%	2016%	2015%	2014%
Discount rate[1]	3.3	3.3	4.3	4.3	4.1	4.8	4.3	4.1	4.8
Rate of increase in salaries[2]	3.2	3.2	3.6	3.5	3.5	3.5	3.5	3.5	3.5
Rate of increase in RPI[3]	2.9	2.9	3.3	n/a	n/a	n/a	n/a	n/a	n/a
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	7.5	8.0	8.0
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	4.5	5.0	5.0

1.	The discount rates for pension liabilities have been determined by reference to appropriate yields on high-quality corporate bonds prevailing in the UK and US debt markets at the reporting date.
2.	A promotional scale has also been used where appropriate. The UK assumption stated is that relating to service prior to 1 April 2014. The UK assumption for the rate of increase in salaries for service after this date is 2.1% (2015: 2.1%).
3.	This is the key assumption that determines assumed increases in pensions in payment and deferment in the UK only. The assumptions for the UK were 2.9% (2015: 2.9%; 2014: 3.3%) for increases in pensions in payment and 2.9% (2015: 2.9%; 2014: 3.3%) for increases in pensions in deferment.

For sensitivity analysis see note 33.

	2016		2015		2014
	UK years	US years	UK years	US years	UK years	US years
Assumed life expectations for a retiree age 65
Today:
Males	22.8	21.8	22.7	21.7	22.9	20.6
Females	25.2	24.0	25.1	23.9	25.4	22.9
In 20 years:
Males	25.1	23.5	24.9	23.4	25.2	22.8
Females	27.6	25.6	27.4	25.6	27.8	24.7

Maturity profile of DB obligations

The weighted average duration of the DB obligation for each category of scheme is 16 years for UK pension schemes; 13 years for US pension schemes and 17 years for US other post-retirement benefits.

148	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

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

Treasury credit risk

Counterparty risk arises from the investment of surplus funds and from the use of derivative financial instruments. As at 31 March 2016, the following limits were in place for investments held with banks and financial institutions:

	Maximum limit £m	Long-term limit £m
Triple ‘A’ G8 sovereign entities (AAA)	Unlimited	Unlimited
Triple ‘A’ vehicles (AAA)	322	273
Triple ‘A’ range institutions and non G8 sovereign entities (AAA)	1,099 to 1,658	553 to 867
Double ‘A+’ G8 sovereign entities (AA+)	1,658	867
Double ‘A’ range institutions (AA)	656 to 826	334 to 413
Single ‘A’ range institutions (A)	226 to 322	115 to 165

As at 31 March 2015 and 2016, we had a number of exposures to individual counterparties. In accordance with our treasury policies, counterparty credit exposure utilisations are monitored daily against the counterparty credit limits. Counterparty credit ratings and market conditions are reviewed continually with limits being revised and utilisation adjusted, if appropriate. Management does not expect any significant losses from non performance by these counterparties.

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

National Grid Annual Report and Accounts 2015/16	Financial Statements	149

Notes to the consolidated financial statements

– supplementary information continued

30. Financial risk management continued

a) Credit risk continued

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

					Related amounts available to be offset but not offset in statement of financial position
At 31 March 2016	Gross carrying amounts £m	Gross amounts offset £m	[1]	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Derivative financial instruments	1,963	–		1,963	(997)	(597)	369
Commodity contracts	33	(1)		32	(4)	–	28
	1,996	(1)		1,995	(1,001)	(597)	397
Liabilities
Derivative financial instruments	(2,069)	–		(2,069)	997	932	(140)
Commodity contracts	(145)	10		(135)	4	20	(111)
	(2,214)	10		(2,204)	1,001	952	(251)

	(218)	9		(209)	–	355	146
					Related amounts available to be offset but not offset in statement of financial position
At 31 March 2015	Gross carrying amounts £m	Gross amounts offset £m	[1]	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Derivative financial instruments	1,716	–		1,716	(839)	(527)	350
Commodity contracts	64	–		64	(11)	–	53
	1,780	–		1,780	(850)	(527)	403
Liabilities
Derivative financial instruments	(2,399)	–		(2,399)	839	1,125	(435)
Commodity contracts	(182)	11		(171)	11	–	(160)
	(2,581)	11		(2,570)	850	1,125	(595)

	(801)	11		(790)	–	598	(192)

1.	The gross financial assets and liabilities offset in the statement of financial position primarily relate to commodity contracts. Offsets relate to margin payments for NYMEX gas futures which are traded on a recognised exchange.

150	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

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

The following is an analysis of the contractual undiscounted cash flows payable under financial liabilities and derivative assets and liabilities as at the reporting date:

At 31 March 2016	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(3,225)	(1,777)	(1,760)	(20,831)	(27,593)
Interest payments on borrowings[1]	(839)	(806)	(746)	(13,549)	(15,940)
Finance lease liabilities	(53)	(58)	(43)	(130)	(284)
Other non-interest bearing liabilities	(2,755)	(230)	–	–	(2,985)

Derivative financial liabilities
Derivative contracts – receipts	314	487	846	811	2,458
Derivative contracts – payments	(389)	(964)	(855)	(914)	(3,122)
Commodity contracts	(104)	(32)	(9)	1	(144)
	(7,051)	(3,380)	(2,567)	(34,612)	(47,610)

At 31 March 2015	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(2,289)	(1,179)	(1,513)	(20,235)	(25,216)
Interest payments on borrowings[1]	(790)	(790)	(766)	(13,587)	(15,933)
Finance lease liabilities	(44)	(41)	(32)	(86)	(203)
Other non-interest bearing liabilities	(2,744)	(216)	–	–	(2,960)

Derivative financial liabilities
Derivative contracts – receipts	602	244	411	1,194	2,451
Derivative contracts – payments	(935)	(318)	(952)	(1,631)	(3,836)
Commodity contracts	(116)	(43)	(21)	–	(180)
	(6,316)	(2,343)	(2,873)	(34,345)	(45,877)

1.	The interest on borrowings is calculated based on borrowings held at 31 March without taking account of future issues. Floating rate interest is estimated using a forward interest rate curve as at 31 March. Payments are included on the basis of the earliest date on which the Company can be required to settle.

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

National Grid Annual Report and Accounts 2015/16	Financial Statements	151

Notes to the consolidated financial statements

– supplementary information continued

30. Financial risk management continued

(c) Interest rate risk continued

During 2016 and 2015, net debt was managed using derivative instruments to hedge interest rate risk as follows:

	2016					2015
	Fixed rate £m	Floating rate £m	Inflation linked £m	Other £m [1]	Total £m	Fixed rate £m	Floating rate £m	Inflation linked £m	Other £m [1]	Total £m
Cash and cash equivalents	1	126	–	–	127	1	118	–	–	119
Financial investments	54	2,939	–	5	2,998	281	2,273	–	5	2,559
Borrowings[2]	(17,706)	(3,008)	(7,629)	(1)	(28,344)	(16,229)	(2,746)	(6,933)	(2)	(25,910)
Pre-derivative position	(17,651)	57	(7,629)	4	(25,219)	(15,947)	(355)	(6,933)	3	(23,232)
Derivative effect[3]	1,788	(2,481)	587	–	(106)	1,593	(2,294)	18	–	(683)
Net debt position	(15,863)	(2,424)	(7,042)	4	(25,325)	(14,354)	(2,649)	(6,915)	3	(23,915)

1. Represents financial instruments which are not directly affected by interest rate risk, such as investments in equity or other similar financial instruments.

2. Includes bank overdrafts.

3. The impact of 2016/17 (2015: 2015/16) maturing short-dated interest rate derivatives is included.

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

Our policy for managing foreign exchange translation risk relating to our net investment in foreign operations is to maintain a percentage of net debt and foreign exchange forwards so as to provide an economic offset. The primary managed foreign exchange exposure arises from the dollar denominated assets and liabilities held by our US operations, with a further small euro exposure in respect of a joint venture investment.

During 2016 and 2015, derivative financial instruments were used to manage foreign currency risk as follows:

	2016					2015
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Cash and cash equivalents	3	1	123	–	127	12	–	107	–	119
Financial investments	1,201	105	1,622	70	2,998	1,227	90	1,181	61	2,559
Borrowings[1]	(13,131)	(5,061)	(8,806)	(1,346)	(28,344)	(11,791)	(5,099)	(7,604)	(1,416)	(25,910)
Pre-derivative position	(11,927)	(4,955)	(7,061)	(1,276)	(25,219)	(10,552)	(5,009)	(6,316)	(1,355)	(23,232)
Derivative effect	2,374	4,971	(8,989)	1,538	(106)	1,608	5,203	(8,858)	1,364	(683)
Net debt position	(9,553)	16	(16,050)	262	(25,325)	(8,944)	194	(15,174)	9	(23,915)

1. Includes bank overdrafts.

The overall exposure to dollars largely relates to our net investment hedge activities as described in note 15.

The currency exposure on other financial instruments is as follows:

	2016					2015
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Trade and other receivables	220	8	1,236	–	1,464	200	–	1,495	–	1,695
Trade and other payables	(1,380)	–	(1,471)	–	(2,851)	(1,403)	–	(1,457)	–	(2,860)
Other non-current assets	(17)	–	(252)	–	(269)	(19)	–	(252)	–	(271)

The carrying amounts of other financial instruments are denominated in the above currencies, which in most instances are the functional currency of the respective subsidiaries. Our exposure to dollars is due to activities in our US subsidiaries. We do not have any other significant exposure to currency risk on these balances.

152	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

30. Financial risk management continued

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

The fair value of our commodity contracts by type can be analysed as follows:

	2016			2015
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Commodity purchase contracts accounted for as derivative contracts
Forward purchases of electricity	–	(26)	(26)	–	(42)	(42)
Forward purchases of gas	25	(27)	(2)	42	(42)	–

Derivative financial instruments linked to commodity prices
Electricity capacity	2	–	2	–	–	–
Electricity swaps	2	(69)	(67)	21	(59)	(38)
Electricity options	–	(1)	(1)	–	(1)	(1)
Gas swaps	3	(12)	(9)	1	(27)	(26)
	32	(135)	(103)	64	(171)	(107)

The maturity profile of commodity contracts is as follows:
	2016			2015
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than one year	22	(96)	(74)	35	(116)	(81)
	22	(96)	(74)	35	(116)	(81)
Non-current
In 1 to 2 years	8	(30)	(22)	25	(37)	(12)
In 2 to 3 years	1	(9)	(8)	2	(18)	(16)
In 3 to 4 years	–	–	–	1	–	1
In 4 to 5 years	–	–	–	1	–	1
More than 5 years	1	–	1	–	–	–
	10	(39)	(29)	29	(55)	(26)
	32	(135)	(103)	64	(171)	(107)

For each class of commodity contract, our exposure based on the notional quantities is as follows:

	2016	2015
Forward purchases of electricity[1]	481 GWh	984 GWh
Forward purchases/sales of gas[2]	44m Dth	55m Dth
Electricity swaps	11,786 GWh	10,779 GWh
Electricity options	22,375 GWh	25,157 GWh
Electricity capacity	1 kWm	–
Gas swaps	76m Dth	65m Dth
Gas options	16m Dth	4m Dth
NYMEX gas futures[3]	14m Dth	20m Dth

1. Forward electricity purchases have terms up to three years. The contractual obligations under these contracts are £40m (2015: £77m).

2. Forward gas purchases have terms up to five years. The contractual obligations under these contracts are £20m (2015: £26m).

3. NYMEX gas futures have been offset with related margin accounts (see note 30(a)).

National Grid Annual Report and Accounts 2015/16	Financial Statements	153

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

Maintaining appropriate credit ratings for our regulated companies is an important aspect of our capital risk management strategy and balance sheet efficiency. As noted on page 25, we monitor our balance sheet efficiency using several metrics including our retained cash flow/net debt and interest cover. Interest cover for the year ended 31 March 2016 was 5.5 (2015: 5.1). Our long-term target range for interest cover is greater than 3.0, which we believe is consistent with single A range long-term senior unsecured debt credit ratings within our main UK operating companies, NGET and NGG, based on guidance from the rating agencies.

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

As most of our business is regulated, at 31 March 2016 the majority of our net assets are subject to some of the restrictions noted above. These restrictions are not considered to be significantly onerous, nor do we currently expect they will prevent the planned payment of dividends in future in line with our dividend policy.

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

	2016				2015
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Available-for-sale investments	2,040	393	–	2,433	1,315	247	–	1,562
Derivative financial instruments	–	1,945	18	1,963	–	1,702	14	1,716
Commodity contracts	–	5	27	32	–	22	42	64
	2,040	2,343	45	4,428	1,315	1,971	56	3,342
Liabilities
Derivative financial instruments	–	(1,855)	(214)	(2,069)	–	(2,219)	(180)	(2,399)
Commodity contracts	–	(81)	(54)	(135)	–	(87)	(84)	(171)
	–	(1,936)	(268)	(2,204)	–	(2,306)	(264)	(2,570)
	2,040	407	(223)	2,224	1,315	(335)	(208)	772

Level 1:	Financial instruments with quoted prices for identical instruments in active markets.

Level 2:	Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are based directly or indirectly on observable market data.

Level 3:	Financial instruments valued using valuation techniques where one or more significant inputs are based on unobservable market data.

154	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

30. Financial risk management continued

(g) Fair value analysis continued

Our level 3 derivative financial instruments include cross-currency swaps, inflation linked swaps and equity options, all of which are traded on illiquid markets. In valuing these instruments a third-party valuation is obtained to support each reported fair value.

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

The changes in value of our level 3 derivative financial instruments are as follows:

	Derivative financial instruments		Commodity contracts		Total
	2016 £m	2015 £m	2016 £m	2015 £m	2016 £m	2015 £m
At 1 April	(166)	(100)	(42)	(58)	(208)	(158)
Net gains/(losses) for the year[1,2]	(20)	(63)	(27)	(53)	(47)	(116)
Purchases[3]	1	–	13	38	14	38
Settlements	(11)	(3)	29	28	18	25
Reclassification/transfers out of level 3	–	–	–	3	–	3
At 31 March	(196)	(166)	(27)	(42)	(223)	(208)

1. Loss of £17m (2015: £63m loss) is attributable to derivative financial instruments held at the end of the reporting period and has been recognised in finance costs in the income statement.

2. Loss of £28m (2015: £48m loss) is attributable to commodity contract financial instruments held at the end of the reporting period.

3. Purchases in the year relate to equity options.

The impacts on a post-tax basis of reasonably possible changes in significant level 3 assumptions are as follows:

	Derivative financial instruments		Commodity contracts
	2016 Income statement £m	2015 Income statement £m	2016 Income statement £m	2015 Income statement £m
10% increase in commodity prices[1]	–	–	4	4
10% decrease in commodity prices[1]	–	–	–	(3)
Volume forecast uplift[2]	–	–	(1)	(2)
Volume forecast reduction[2]	–	–	1	2
+10% market area price change	–	–	(2)	(4)
–10% market area price change	–	–	2	4
+20 basis point change in Limited Price Inflation (LPI) market curve[3]	(83)	(77)	–	–
–20 basis points change in LPI market curve[3]	80	75	–	–

1. Level 3 commodity price sensitivity is included within the sensitivity analysis disclosed in note 33.

2. Volumes were flexed using maximum and minimum historical averages, or by >10% where historical averages were not available.

3. A reasonably possible change in assumption of other level 3 derivative financial instruments is unlikely to result in a material change in fair values.

The impacts disclosed above were considered on a contract by contract basis with the most significant unobservable inputs identified.

National Grid Annual Report and Accounts 2015/16	Financial Statements	155

Notes to the consolidated financial statements

– supplementary information continued

31. Borrowing facilities

To support our long-term liquidity requirements and provide backup to commercial paper and other borrowings, we agree loan facilities with financial institutions over and above the value of borrowings that may be required. These facilities have never been drawn, and our undrawn amounts are listed below.

At 31 March 2016, we had bilateral committed credit facilities of £2,808m (2015: £2,094m). In addition, we had committed credit facilities from syndicates of banks of £295m at 31 March 2016 (2015: £884m). All committed credit facilities were undrawn in 2016 and 2015. An analysis of the maturity of these undrawn committed facilities is shown below:

	2016 £m	2015 £m
Undrawn committed borrowing facilities expiring:
Less than 1 year	–	572
In 1 to 2 years	–	–
In 2 to 3 years	1,115	874
In 3 to 4 years	295	1,220
In 4 to 5 years	–	312
More than 5 years	1,693	–
	3,103	2,978

Of the unused facilities at 31 March 2016, £2,808m (2015: £2,666m) was held as backup to commercial paper and similar borrowings, while £295m (2015: £312m) is available as backup to specific US borrowings.

In addition to the above, the Group has a bank loan agreement totalling £1,500m with the European Investment Bank (EIB), of which £900m is currently undrawn, and an Export Credit Agreement (ECA) totalling £162m, which is undrawn.

Further information on our bonds can be found on the debt investor section of our website.

156	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

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

Subsidiary undertakings

A list of the Group’s subsidiaries as at 31 March 2016 is given below. The entire share capital of subsidiaries is held within the Group except where the Group’s ownership percentages are shown. These percentages give the Group’s ultimate interest and therefore allow for the situation where subsidiaries are owned by partly-owned intermediate subsidiaries. Where subsidiaries have different classes of shares, this is largely for historical reasons and the effective percentage holdings given represent both the Group’s voting rights and equity holding. Shares in National Grid (US) Holdings Limited, National Grid Holdings One plc and NGG Finance plc are held directly by National Grid plc. All other holdings in subsidiaries are owned by other subsidiaries of the National Grid plc Group. All subsidiaries are consolidated in the Group’s financial statements.

Principal Group companies are identified in bold. These companies are incorporated and principally operate in the countries under which they are shown.

Incorporated in England and Wales	National Grid Property (High Wycombe) Limited*
Beegas Nominees Limited	National Grid Property Holdings Limited
Birch Sites Limited	National Grid Property Limited*
Carbon Sentinel Limited	National Grid Property (Northfleet) Limited**
Gridcom Limited	National Grid Property (Taunton) Limited*
Icelink Interconnector Limited	National Grid Seven Limited*
KeySpan (U.K.)**	National Grid Seventeen Limited
Landranch Limited	National Grid Smart Limited
Lattice Group Employee Benefit Trust Limited	National Grid Ten
Lattice Group plc	National Grid Thirty Eight Limited
Lattice Group Trustees Limited	National Grid Thirty Five Limited
Natgrid Finance Holdings Limited*	National Grid Thirty Four Limited
Natgrid Finance Limited*	National Grid Thirty Limited
Natgrid Limited	National Grid Thirty Seven Limited
NatGrid One Limited	National Grid Thirty Six Limited
NatgridTW1 Limited	National Grid Three Limited*
National Grid (US) Holdings Limited	National Grid Twelve Limited
National Grid (US) Investments 2 Limited	National Grid Twenty Eight Limited
National Grid (US) Investments 4 Limited	National Grid Twenty Four Limited*
National Grid (US) Partner 1 Limited	National Grid Twenty Seven Limited
National Grid Belgium Limited	National Grid Twenty Three Limited
National Grid Blue Power Limited	National Grid Twenty-Five Limited
National Grid Carbon Limited	National Grid UK Limited
National Grid Commercial Holdings Limited	National Grid UK Pension Services Limited
National Grid Eight*	National Grid Viking Link Limited
National Grid Eighteen Limited*	National Grid William Limited
National Grid Electricity Group Trustee Limited	NG Luxembourg Holdings Limited*
National Grid Electricity Transmission plc	NG Nominees Limited
National Grid Energy Metering Limited	NGC Employee Shares Trustee Limited
National Grid Five Limited*	NGG Finance plc
National Grid Four Limited	NGG Telecoms Holdings Limited*
National Grid Fourteen Limited	NGG Telecoms Limited*
National Grid Gas Finance (No 1) plc	Ngrid Intellectual Property Limited
National Grid Gas Holdings Limited	NGT Telecom No. 1 Limited
National Grid Gas plc	NGT Two Limited
National Grid Grain LNG Limited	Port Greenwich Limited
National Grid Holdings Limited	Stargas Nominees Limited
National Grid Holdings One plc	Supergrid Electricity Limited
National Grid IFA 2 Limited	Supergrid Energy Transmission Limited
National Grid Interconnector Holdings Limited	Supergrid Limited
National Grid Interconnectors Limited	Telecom International Holdings Limited*
National Grid International Limited	Thamesport Interchange Limited
National Grid Land and Properties Limited*	The National Grid Group Quest Trustee Company Limited
National Grid Metering Limited	The National Grid YouPlan Trustee Limited
National Grid Nine Limited*	Transco Limited
National Grid North Sea Link Limited	Xoserve Limited (56.5%)
National Grid Offshore Limited
*Dissolved 14 April 2016 **In liquidation

National Grid Annual Report and Accounts 2015/16	Financial Statements	157

Notes to the consolidated financial statements

– supplementary information continued

32. Subsidiary undertakings, joint ventures and associates continued

Incorporated in the US

Boston Gas Company

British Transco Capital Inc.

British Transco Finance, Inc.

Broken Bridge Corp.

Colonial Gas Company

EUA Energy Investment Corporation

GridAmerica Holdings Inc.

Grid NY LLC

KeySpan CI Midstream Limited

KeySpan Corporation

KeySpan Energy Corporation

KeySpan Energy Services Inc.

KeySpan Gas East Corporation

KeySpan International Corporation

KeySpan MHK, Inc.

KeySpan Midstream, Inc.

KeySpan Plumbing Solutions, Inc.

KSI Contracting, LLC

KSI Electrical, LLC

KSI Mechanical, LLC

Land Management & Development, Inc.

Landwest, Inc.

Massachusetts Electric Company

Metro Energy L.L.C.

Metrowest Realty LLC

Mystic Steamship Corporation

Nantucket Electric Company

National Grid Algonquin LLC

National Grid Development Holdings Corp.

National Grid Electric Services LLC

National Grid Energy Management LLC

National Grid Energy Services LLC

National Grid Energy Trading Services LLC

National Grid Engineering & Survey Inc.

National Grid Generation LLC

National Grid Generation Ventures LLC

National Grid Glenwood Energy Center LLC

National Grid IGTS Corp.

National Grid Insurance USA Ltd

National Grid Islander East Pipeline LLC

National Grid LNG GP LLC

National Grid LNG LLC

National Grid LNG LP LLC

National Grid Millennium LLC

National Grid NE Holdings 2 LLC

National Grid North America Inc.

National Grid North East Ventures Inc.

National Grid Port Jefferson Energy Center LLC

National Grid Services, Inc.

National Grid Technologies Inc.

National Grid Transmission Services Corporation

National Grid US LLC

National Grid US 6 LLC

National Grid USA

National Grid USA Service Company, Inc.

Nees Energy, Inc.

New England Electric Transmission Corporation

New England Energy Incorporated

New England Hydro Finance Company, Inc. (53.704%)

New England Hydro-Transmission Corporation (53.704%)

New England Hydro-Transmission Electric Company, Inc. (53.704%)

New England Power Company

Newport America Corporation

NGNE LLC

Niagara Mohawk Energy, Inc.

Niagara Mohawk Holdings, Inc.

Niagara Mohawk Power Corporation

NM Properties, Inc.

North East Transmission Co., Inc.

Opinac North America, Inc.

Philadelphia Coke Co., Inc.

Port of the Islands North LLC

The Brooklyn Union Gas Company

The Narragansett Electric Company

Transgas Inc.

Upper Hudson Development Inc.

Valley Appliance and Merchandising Company

Wayfinder Group, Inc.

Incorporated in Australia

National Grid Australia Pty Limited

Incorporated in Canada

Keyspan Energy Development Co.

Incorporated in the Cayman Islands

British Transco Finance (No 1) Limited**

British Transco Finance (No 2) Limited**

Keyspan C.I. II Ltd**

Keyspan C.I. Ltd**

NGT Five Limited**

NGT Four Limited**

Incorporated in Chile

Inversiones ABC Limitada (98.84%)

SCC Uno S.A.

Incorporated in the Isle of Man

Lattice Telecom Finance (No 1) Limited**

National Grid (IOM) UK Ltd**

National Grid Insurance Company (Isle of Man) Limited

NGT Holding Company (Isle of Man) Limited

Incorporated in Jersey

National Grid Jersey Investments Limited

NG Jersey Limited

Incorporated in the Netherlands

British Transco International Finance B.V.

National Grid Holdings B.V.

Incorporated in the Republic of Ireland

National Grid (Ireland) 1**

National Grid (Ireland) 2**

National Grid Insurance Company (Ireland) Designated Activity Company

*Dissolved 14 April 2016 **In liquidation

158	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

32. Subsidiary undertakings, joint ventures and associates continued

Joint ventures

A list of the Group’s joint ventures as at 31 March 2016 is given below. All joint ventures are included in the Group’s financial statements using the equity method of accounting. Principal joint ventures are identified in bold.

Incorporated in England and Wales	Incorporated in the US
BritNed Development Limited (50%)	Clean Energy Generation LLC (50%)
Joint Radio Company Limited (50%)	Island Park Energy Center LLC (50%)
Nemo Link Limited (50%)	Islander East Pipeline Company, L.L.C. (50%)
NGET/SPT Upgrades Limited (50%)	LI Energy Storage System, LLC (50%)
St William Homes LLP (50%)	LI Solar Generation LLC (50%)

Associates

A list of the Group’s associates as at 31 March 2016 is given below. All associates are included in the Group’s financial statements using the equity method of accounting.

Incorporated in the US	Incorporated in Belgium
Algonquin Gas Transmission LLC (20%)	Coreso SA (20%)
Clean Line Energy Partners LLC (32%)
Connecticut Yankee Atomic Power Company (19.5%)
Direct Global Power, Inc. (26%)
Energis plc (33.06%)
Energy Impact Fund LP (33%)
Maine Yankee Atomic Power Company (24%)
Millennium Pipeline Company LLC (26.25%)
New York Transco LLC (28.3%)
Nysearch RMLD LLC (22.63%)
Yankee Atomic Electric Company (34.5%)

Our interests and activities are held or operated through the subsidiaries, joint arrangements or associates as disclosed above. These interests and activities (and their branches) are established in – and subject to the laws and regulations of – these jurisdictions.

National Grid Annual Report and Accounts 2015/16	Financial Statements	159

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

The sensitivities included in the tables below all have an equal and opposite effect if the sensitivity increases or decreases by the same amount unless otherwise stated. For example, a 10% increase in unbilled revenue at 31 March 2016 would result in an increase in the income statement of £58m and a 10% decrease in unbilled revenue would have the equal but opposite effect.

	2016		2015
	Income statement £m	Net assets £m	Income statement £m	Net assets £m
One year average change in useful economic lives (pre-tax):
Depreciation charge on property, plant and equipment	79	79	69	69
Amortisation charge on intangible assets	20	20	26	26

Estimated future cash flows in respect of provisions, change of 10% (pre-tax)	172	172	174	174

Assets and liabilities carried at fair value change of 10% (pre-tax):
Derivative financial instruments[1]	(11)	(11)	68	68
Commodity contract liabilities	(10)	(10)	11	11

Pensions and other post-retirement benefits[2] (pre-tax):
UK discount rate change of 0.5%[3]	11	1,482	9	1,575
US discount rate change of 0.5%[3]	16	640	12	670
UK RPI rate change of 0.5%[4]	9	1,268	9	1,349
UK long-term rate of increase in salaries change of 0.5%[5]	2	87	1	93
US long-term rate of increase in salaries change of 0.5%	3	45	2	42
UK change of one year to life expectancy at age 65	2	703	1	620
US change of one year to life expectancy at age 65	3	295	3	352
Assumed US healthcare cost trend rates change of 1%	35	514	28	465

Unbilled revenue at 31 March change of 10% (post-tax)	58	58	60	60
No hedge accounting for our derivative financial instruments (post-tax)	(123)	36	(611)	316

Commodity risk[6] (post-tax):
10% increase in commodity prices	22	22	26	26
10% decrease in commodity prices	(22)	(22)	(24)	(24)

1.	The effect of a 10% change in fair value assumes no hedge accounting.
2.	The changes shown are a change in the annual pension or other post-retirement benefit service charge and change in the defined benefit obligations.
3.	A change in the discount rate is likely to occur as a result of changes in bond yields and as such would be expected to be offset to a significant degree by a change in the value of the bond assets held by the plans.
4.	The projected impact resulting from a change in RPI reflects the underlying effect on pensions in payment, pensions in deferment and resultant increases in salary assumptions.
5.	This change has been applied to both the pre 1 April 2014 and post 1 April 2014 rate of increase in salary assumption.
6.	Represents potential impact on fair values of commodity contracts only.

	2016		2015
	Income statement £m	Other equity reserves £m	Income statement £m	Other equity reserves £m
Financial risk (post-tax):
UK RPI change of 0.5%[1]	31	–	27	–
UK interest rates change of 0.5%	76	85	92	101
US interest rates change of 0.5%	66	17	77	11
US dollar exchange rate change of 10%[2]	57	553	62	607

1.	Excludes sensitivities to LPI curve. Further details on sensitivities are provided in note 30(g).
2.	The other equity reserves impact does not reflect the exchange translation in our US subsidiaries’ net assets. It is estimated this would change by £788m (2015: £771m) in the opposite direction if the dollar exchange rate changed by 10%.

160	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

33. Sensitivities on areas of estimation and uncertainty continued

Pensions and other post-retirement benefits assumptions

Sensitivities have been prepared to show how the DB obligations and annual service costs could potentially be impacted by changes in the relevant actuarial assumption that were reasonably possible as at 31 March 2016. In preparing sensitivities the potential impact has been calculated by applying the change to each assumption in isolation and assuming all other assumptions remain unchanged. This is with the exception of RPI in the UK where the corresponding change to increases to pensions in payment, increases to pensions in deferment and increases in salary is recognised.

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

The following main assumptions were made in calculating the sensitivity analysis:

●	the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio, and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2016 and 2015 respectively;
●	the statement of financial position sensitivity to interest rates relates only to derivative financial instruments and available-for-sale investments, as debt and other deposits are carried at amortised cost and so their carrying value does not change as interest rates move;
●	the sensitivity of accrued interest to movements in interest rates is calculated on net floating rate exposures on debt, deposits and derivative instruments;
●	changes in the carrying value of derivatives from movements in interest rates of designated cash flow hedges are assumed to be recorded fully within equity; and
●	changes in the carrying value of derivative financial instruments designated as net investment hedges from movements in interest rates are recorded in the income statement as they are designated using the spot rather than the forward translation method. The impact of movements in the dollar to sterling exchange rate are recorded directly in equity.

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

The following condensed consolidating financial information, comprising statements of comprehensive income, statements of financial position and cash flow statements, is given in respect of National Grid Gas plc (subsidiary guarantor), which became joint full and unconditional guarantor on 11 May 2004 with National Grid plc (parent guarantor) of the 6.625% Guaranteed Notes due 2018 issued in June 1998 by British Transco Finance Inc., then known as British Gas Finance Inc. (issuer of notes). Condensed consolidating financial information is also provided in respect of Niagara Mohawk Power Corporation as a result of National Grid plc’s guarantee, dated 29 October 2007, of Niagara Mohawk’s 3.6% and 3.9% issued preferred shares. National Grid Gas plc, British Transco Finance Inc., and Niagara Mohawk Power Corporation are 100% owned and National Grid plc’s guarantee of Niagara Mohawk Power Corporation’s preferred shares is full and unconditional pursuant to Rule 3-10(i)(8) (i) and (ii) of Regulation S-X. The guarantees of National Grid Gas plc and National Grid plc are joint and several.

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

Summary statements of comprehensive income are presented, on a consolidated basis, for the three years ended 31 March 2016. Summary statements of comprehensive income of National Grid plc and National Grid Gas plc are presented under IFRS measurement principles, as modified by the inclusion of the results of subsidiary undertakings on the basis of equity accounting principles.

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

National Grid Annual Report and Accounts 2015/16	Financial Statements	161

Notes to the consolidated financial statements

– supplementary information continued

34. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2016 – IFRS

	Parent guarantor	Issuer of notes			Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m		National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Revenue	–	2,027	–		3,165	10,104	(181)	15,115
Operating costs:
Depreciation and amortisation	–	(162)	–		(553)	(899)	–	(1,614)
Payroll costs	–	(260)	–		(269)	(977)	–	(1,506)
Purchases of electricity	–	(484)	–		–	(828)	–	(1,312)
Purchases of gas	–	(86)	–		(92)	(806)	–	(984)
Rates and property tax	–	(155)	–		(252)	(643)	–	(1,050)
Balancing Service Incentive Scheme	–	–	–		–	(907)	–	(907)
Payments to other UK network owners	–	–	–		–	(971)	–	(971)
Other operating costs	–	(433)	–		(605)	(1,829)	181	(2,686)
	–	(1,580)	–		(1,771)	(7,860)	181	(11,030)
Total operating profit	–	447	–		1,394	2,244	–	4,085
Net finance income/(costs)	701	(87)	–		(242)	(1,484)	–	(1,112)
Dividends receivable	–	–	–		–	620	(620)	–
Interest in equity accounted affiliates	1,843	–	–		33	59	(1,876)	59
Profit before tax	2,544	360	–		1,185	1,439	(2,496)	3,032
Tax	47	(141)	–		(80)	(264)	–	(438)
Profit for the year	2,591	219	–	[1]	1,105	1,175	(2,496)	2,594
Amounts recognised in other comprehensive income[2]	573	(1)	–		(5)	509	(503)	573
Total comprehensive income for the year	3,164	218	–		1,100	1,684	(2,999)	3,167
Attributable to:
Equity shareholders	3,164	218	–		1,100	1,681	(2,999)	3,164
Non-controlling interests	–	–	–		–	3	–	3
	3,164	218	–		1,100	1,684	(2,999)	3,167

1. Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

2. Includes other comprehensive income relating to interest in equity accounted affiliates.

162	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

34. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2015 – IFRS

	Parent guarantor	Issuer of notes			Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m		National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Revenue	–	2,109	–		3,136	10,125	(169)	15,201
Operating costs:
Depreciation and amortisation	–	(146)	–		(540)	(796)	–	(1,482)
Payroll costs	–	(256)	–		(253)	(950)	–	(1,459)
Purchases of electricity	–	(604)	–		–	(1,081)	–	(1,685)
Purchases of gas	–	(147)	–		(98)	(1,171)	–	(1,416)
Rates and property tax	–	(146)	–		(247)	(611)	–	(1,004)
Balancing Service Incentive Scheme	–	–	–		–	(874)	–	(874)
Payments to other UK network owners	–	–	–		–	(801)	–	(801)
Other operating costs	–	(501)	–		(655)	(1,713)	169	(2,700)
	–	(1,800)	–		(1,793)	(7,997)	169	(11,421)
Total operating profit	–	309	–		1,343	2,128	–	3,780
Net finance costs	(223)	(76)	–		(352)	(547)	–	(1,198)
Dividends receivable	–	–	–		–	700	(700)	–
Interest in equity accounted affiliates	2,192	–	–		8	46	(2,200)	46
Profit before tax	1,969	233	–		999	2,327	(2,900)	2,628
Tax	50	(98)	–		(230)	(339)	–	(617)
Profit for the year	2,019	135	–	[1]	769	1,988	(2,900)	2,011
Amounts recognised in other comprehensive income[2]	(395)	1	–		22	(588)	566	(394)
Total comprehensive income for the year	1,624	136	–		791	1,400	(2,334)	1,617
Attributable to:
Equity shareholders	1,624	136	–		791	1,407	(2,334)	1,624
Non-controlling interests	–	–	–		–	(7)	–	(7)
	1,624	136	–		791	1,400	(2,334)	1,617

1.  Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

2.  Includes other comprehensive income relating to interest in equity accounted affiliates.

National Grid Annual Report and Accounts 2015/16	Financial Statements	163

Notes to the consolidated financial statements

– supplementary information continued

34. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2014 – IFRS

	Parent guarantor	Issuer of notes			Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m		National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Revenue	4	2,185	–		3,141	9,653	(174)	14,809
Operating costs:
Depreciation and amortisation	–	(127)	–		(529)	(760)	–	(1,416)
Payroll costs	–	(278)	–		(251)	(689)	–	(1,218)
Purchases of electricity	–	(647)	–		–	(817)	–	(1,464)
Purchases of gas	–	(194)	–		(112)	(1,449)	–	(1,755)
Rates and property tax	–	(137)	–		(241)	(585)	–	(963)
Balancing Service Incentive Scheme	–	–	–		–	(872)	–	(872)
Payments to other UK network owners	–	–	–		–	(630)	–	(630)
Other operating costs	15	(440)	–		(661)	(1,844)	174	(2,756)
	15	(1,823)	–		(1,794)	(7,646)	174	(11,074)
Total operating profit	19	362	–		1,347	2,007	–	3,735
Net finance costs	(128)	(85)	–		(285)	(517)	–	(1,015)
Dividends receivable	–	–	–		–	600	(600)	–
Interest in equity accounted affiliates	2,550	–	–		11	28	(2,561)	28
Profit before tax	2,441	277	–		1,073	2,118	(3,161)	2,748
Tax	35	(97)	–		3	(225)	–	(284)
Profit for the year	2,476	180	–	[1]	1,076	1,893	(3,161)	2,464
Amounts recognised in other comprehensive income[2]	235	(8)	–		9	383	(384)	235
Total comprehensive income for the year	2,711	172	–		1,085	2,276	(3,545)	2,699
Attributable to:
Equity shareholders	2,711	172	–		1,085	2,288	(3,545)	2,711
Non-controlling interests	–	–	–		–	(12)	–	(12)
	2,711	172	–		1,085	2,276	(3,545)	2,699
1.  Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

2.  Includes other comprehensive income relating to interest in equity accounted affiliates.

164	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

34. Additional disclosures in respect of guaranteed securities continued

Statements of financial position as at 31 March 2016 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Non-current assets
Goodwill	–	664	–	–	4,651	–	5,315
Other intangible assets	–	–	–	239	648	–	887
Property, plant and equipment	–	5,466	–	12,628	25,270	–	43,364
Other non-current assets	–	7	–	41	34	–	82
Amounts owed by subsidiary undertakings	318	–	209	5,609	2,630	(8,766)	–
Pension assets	–	125	–	–	285	–	410
Financial and other investments	17,428	26	–	86	10,131	(26,792)	879
Derivative financial assets	157	–	–	1,014	514	–	1,685
Total non-current assets	17,903	6,288	209	19,617	44,163	(35,558)	52,622
Current assets
Inventories and current intangible assets	–	42	–	26	369	–	437
Trade and other receivables	1	413	–	432	1,626	–	2,472
Amounts owed by subsidiary undertakings	11,516	300	6	57	12,785	(24,664)	–
Financial and other investments	1,244	28	–	116	1,610	–	2,998
Derivative financial assets	279	–	–	66	131	(198)	278
Cash and cash equivalents	1	4	–	–	126	(4)	127
Total current assets	13,041	787	6	697	16,647	(24,866)	6,312
Total assets	30,944	7,075	215	20,314	60,810	(60,424)	58,934
Current liabilities
Borrowings	(933)	(47)	(5)	(602)	(2,028)	4	(3,611)
Derivative financial liabilities	(239)	–	–	(39)	(257)	198	(337)
Trade and other payables	(43)	(248)	–	(661)	(2,333)	–	(3,285)
Amounts owed to subsidiary undertakings	(12,633)	–	–	(1,518)	(10,513)	24,664	–
Current tax liabilities	(3)	(61)	–	(34)	(154)	–	(252)
Provisions	–	–	–	(55)	(181)	–	(236)
Total current liabilities	(13,851)	(356)	(5)	(2,909)	(15,466)	24,866	(7,721)
Non-current liabilities
Borrowings	(1,194)	(2,043)	(209)	(6,078)	(15,209)	–	(24,733)
Derivative financial liabilities	(358)	–	–	(527)	(847)	–	(1,732)
Other non-current liabilities	–	(297)	–	(1,031)	(743)	–	(2,071)
Amounts owed to subsidiary undertakings	(1,982)	–	–	(1,174)	(5,610)	8,766	–
Deferred tax liabilities	(4)	(939)	–	(1,548)	(2,143)	–	(4,634)
Pensions and other post-retirement benefit obligations	–	(761)	–	–	(2,234)	–	(2,995)
Provisions	–	(250)	–	(126)	(1,107)	–	(1,483)
Total non-current liabilities	(3,538)	(4,290)	(209)	(10,484)	(27,893)	8,766	(37,648)
Total liabilities	(17,389)	(4,646)	(214)	(13,393)	(43,359)	33,632	(45,369)
Net assets	13,555	2,429	1	6,921	17,451	(26,792)	13,565
Equity
Share capital	447	130	–	45	182	(357)	447
Share premium account	1,326	2,119	–	204	8,033	(10,356)	1,326
Retained earnings	16,305	180	1	5,400	9,316	(14,897)	16,305
Other equity reserves	(4,523)	–	–	1,272	(90)	(1,182)	(4,523)
Shareholders’ equity	13,555	2,429	1	6,921	17,441	(26,792)	13,555

Non-controlling interests	–	–	–	–	10	–	10
Total equity	13,555	2,429	1	6,921	17,451	(26,792)	13,565

National Grid Annual Report and Accounts 2015/16	Financial Statements	165

Notes to the consolidated financial statements

– supplementary information continued

34. Additional disclosures in respect of guaranteed securities continued

Statements of financial position as at 31 March 2015 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Non-current assets
Goodwill	–	653	–	–	4,492	–	5,145
Other intangible assets	–	–	–	232	570	–	802
Property, plant and equipment	–	5,025	–	12,428	23,270	–	40,723
Other non-current assets	–	11	–	18	51	–	80
Amounts owed by subsidiary undertakings	341	–	202	5,609	3,017	(9,169)	–
Pension assets	–	121	–	–	–	–	121
Financial and other investments	14,988	26	–	56	9,905	(24,327)	648
Derivative financial assets	148	–	–	988	403	–	1,539
Total non-current assets	15,477	5,836	202	19,331	41,708	(33,496)	49,058
Current assets
Inventories and current intangible assets	–	40	–	26	274	–	340
Trade and other receivables	2	502	–	417	1,915	–	2,836
Amounts owed by subsidiary undertakings	11,484	254	5	298	13,052	(25,093)	–
Financial and other investments	740	9	–	363	1,447	–	2,559
Derivative financial assets	281	–	–	70	88	(262)	177
Cash and cash equivalents	10	11	–	4	104	(10)	119
Total current assets	12,517	816	5	1,178	16,880	(25,365)	6,031
Total assets	27,994	6,652	207	20,509	58,588	(58,861)	55,089
Current liabilities
Borrowings	(1,068)	(44)	(5)	(521)	(1,400)	10	(3,028)
Derivative financial liabilities	(289)	–	–	(133)	(475)	262	(635)
Trade and other payables	(39)	(267)	–	(877)	(2,109)	–	(3,292)
Amounts owed to subsidiary undertakings	(11,208)	–	–	(1,973)	(11,912)	25,093	–
Current tax liabilities	(3)	(61)	–	(34)	(86)	–	(184)
Provisions	–	–	–	(39)	(196)	–	(235)
Total current liabilities	(12,607)	(372)	(5)	(3,577)	(16,178)	25,365	(7,374)
Non-current liabilities
Borrowings	(1,117)	(2,021)	(202)	(6,056)	(13,486)	–	(22,882)
Derivative financial liabilities	(411)	–	–	(481)	(872)	–	(1,764)
Other non-current liabilities	–	(287)	–	(1,038)	(594)	–	(1,919)
Amounts owed to subsidiary undertakings	(1,894)	–	–	(1,123)	(6,152)	9,169	–
Deferred tax liabilities	(3)	(782)	–	(1,655)	(1,857)	–	(4,297)
Pensions and other post-retirement benefit obligations	–	(801)	–	–	(2,578)	–	(3,379)
Provisions	–	(267)	–	(168)	(1,065)	–	(1,500)
Total non-current liabilities	(3,425)	(4,158)	(202)	(10,521)	(26,604)	9,169	(35,741)
Total liabilities	(16,032)	(4,530)	(207)	(14,098)	(42,782)	34,534	(43,115)
Net assets	11,962	2,122	–	6,411	15,806	(24,327)	11,974
Equity
Share capital	443	126	–	45	182	(353)	443
Share premium account	1,331	2,039	–	204	8,033	(10,276)	1,331
Retained earnings	14,870	(43)	–	4,885	7,761	(12,603)	14,870
Other equity reserves	(4,682)	–	–	1,277	(182)	(1,095)	(4,682)
Shareholders’ equity	11,962	2,122	–	6,411	15,794	(24,327)	11,962

Non-controlling interests	–	–	–	–	12	–	12
Total equity	11,962	2,122	–	6,411	15,806	(24,327)	11,974

166	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

34. Additional disclosures in respect of guaranteed securities continued

Cash flow statements

	Parent guarantor	Issuer of notes		Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Year ended 31 March 2016
Net cash flow from operating activities	57	580	–	1,743	2,988	–	5,368
Net cash flow from/(used in) investing activities	502	(440)	13	(506)	(1,736)	(1,869)	(4,036)
Net cash flow (used in)/from financing activities	(555)	(148)	(13)	(1,248)	(1,233)	1,869	(1,328)
Net increase/(decrease) in cash and cash equivalents in the year	4	(8)	–	(11)	19	–	4
Year ended 31 March 2015
Net cash flow from operating activities	38	531	–	1,575	2,863	–	5,007
Net cash flow from/(used in) investing activities	2,103	(393)	–	(603)	(1,051)	(2,057)	(2,001)
Net cash flow (used in)/from financing activities	(2,169)	(145)	–	(959)	(2,037)	2,057	(3,253)
Net (decrease)/increase in cash and cash equivalents in the year	(28)	(7)	–	13	(225)	–	(247)
Year ended 31 March 2014
Net cash flow from operating activities	52	581	–	1,717	1,669	–	4,019
Net cash flow from/(used in) investing activities	1,358	(555)	–	(91)	(993)	(1,049)	(1,330)
Net cash flow (used in)/from financing activities	(1,724)	(18)	–	(1,632)	(647)	1,049	(2,972)
Net (decrease)/increase in cash and cash equivalents in the year	(314)	8	–	(6)	29	–	(283)

Cash dividends were received by National Grid plc from subsidiary undertakings amounting to £930m during the year ended 31 March 2016 (2015: £1,355m; 2014: £1,050m).

Maturity analysis of parent Company borrowings

	2016 £m	2015 £m
Total borrowings are repayable as follows:
Less than 1 year	933	1,068
In 1 to 2 years	–	–
In 2 to 3 years	482	–
In 3 to 4 years	395	443
In 4 to 5 years	–	360
More than 5 years	317	314
	2,127	2,185

National Grid Annual Report and Accounts 2015/16	Financial Statements	167

Company accounting policies

We are required to include the stand-alone balance sheet of our ultimate parent Company, National Grid plc, under the Companies Act 2006. This is because the publicly traded shares are actually those of National Grid plc (the Company) and the following disclosures provide additional information to shareholders.

A. Basis of preparation

National Grid plc is the parent company of the National Grid Group which is engaged in the transmission and distribution of electricity and gas in Great Britain and northeastern US. The Company is a public limited liability company incorporated and domiciled in England, with its registered office at 1–3 Strand, London, WC2N 5EH.

The financial statements of National Grid plc for the year ended 31 March 2016 were approved by the Board of Directors on 18 May 2016. The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 (FRS 100) issued by the Financial Reporting Council. Accordingly these individual financial statements of the Company were prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101). In preparing these financial statements the Company applies the recognition and measurement requirements of International Financial Reporting Standards (IFRS) as adopted by the EU, but makes amendments where necessary in order to comply with the provisions of the Companies Act 2006 and sets out below where advantage of the FRS 101 disclosure exemptions has been taken.

These individual financial statements for the year ended 31 March 2016 are the first prepared in accordance with FRS 101. Accordingly the date of transition is 1 April 2014. The 2015 comparative financial information has also been prepared on this basis.

There were no material measurement or recognition adjustments on the adoption of FRS 101.

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

These individual financial statements have been prepared on a going concern basis, which presumes that the Company has adequate resources to remain in operation, and that the Directors intend it to do so, for at least one year from the date the financial statements are signed. As the Company is part of a larger group it participates in the Group’s centralised treasury arrangements and so shares banking arrangements with its subsidiaries. The Company is expected to continue to generate positive cash flows or be in a position to obtain finance via intercompany loans to continue to operate for the foreseeable future.

The Directors are not aware of any material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Thus they continue to adopt the going concern basis of accounting in preparing the annual financial statements.

The Company has not presented its own income statement or statement of comprehensive income as permitted by section 408 of the Companies Act 2006.

The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements of the Company in accordance with FRS 101:

●	a cash flow statement and related notes;
●	disclosures in respect of transactions with wholly owned subsidiaries;
●	disclosures in respect of capital management;
●	the presentation of a third balance sheet (being the opening balance sheet of the Company at the date of application of FRS 101); and
●	the effects of new but not yet effective IFRSs.

As the consolidated financial statements of National Grid plc, which are available from the registered office, include the equivalent disclosures, the Company has also taken the exemptions under FRS 101 in respect of certain disclosures required by IFRS 13 ‘Fair value measurement’ and the disclosures required by IFRS 7 ‘Financial instruments: disclosures’. The Company intends to apply the above exemptions in the financial statements for the year ending 31 March 2017.

There are no critical areas of judgement that are considered to have a significant effect on the amounts recognised in the financial statements. Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are the valuation of financial instruments and derivatives.

The balance sheet has been prepared in accordance with the Company’s accounting policies approved by the Board and described below:

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

Deferred tax is provided in full on temporary differences which result in an obligation at the balance sheet date to pay more tax, or the right to pay less tax, at a future date, at tax rates expected to apply when the temporary differences reverse based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is provided for using the balance sheet liability method and is recognised on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

168	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

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

E. Financial instruments

The Company’s accounting policies are the same as the Group’s accounting policies under IFRS, namely IAS 32 ‘Financial Instruments: Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’. The Company applies these policies only in respect of the financial instruments that it has, namely investments, derivative financial instruments, debtors, cash at bank and in hand, borrowings and creditors.

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

J. Directors’ remuneration

Full details of Directors’ remuneration are disclosed on pages 68 to 81.

National Grid Annual Report and Accounts 2015/16	Financial Statements	169

Company balance sheet

at 31 March

		2016	2015
	Notes	£m	£m

Fixed assets
Investments	1	8,845	8,823

Current assets
Debtors (amounts falling due within one year)	2	11,796	11,767
Debtors (amounts falling due after more than one year)	2	475	489
Investments	5	1,244	750
Cash at bank and in hand		1	–

Total current assets		13,516	13,006

Creditors (amounts falling due within one year)	3	(13,851)	(12,607)

Net current (liabilities)/assets		(335)	399

Total assets less current liabilities		8,510	9,222

Creditors (amounts falling due after more than one year)	3	(3,538)	(3,425)

Net assets		4,972	5,797

Equity
Share capital	7	447	443
Share premium account		1,326	1,331
Cash flow hedge reserve		17	17
Available-for-sale reserve		–	–
Other equity reserves		302	280
Profit and loss account	8	2,880	3,726

Total shareholders’ equity		4,972	5,797

The notes on pages 172 and 173 form part of the individual financial statements of the Company, which were approved by the Board of Directors on 18 May 2016 and were signed on its behalf by:

Sir Peter Gershon Chairman

Andrew Bonfield Finance Director

National Grid plc

Registered number: 4031152

170	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

Company statement of changes in equity

for the years ended 31 March

	Share capital £m	Share premium account £m	Cash flow hedge reserve £m	Available- for-sale reserve £m	Other equity reserves £m	Profit and loss account £m	Total equity £m

At 1 April 2014	439	1,336	20	1	260	4,138	6,194
Profit for the year	–	–	–	–	–	1,181	1,181

Other comprehensive income/(loss)
Transferred from equity in respect of cash flow hedges (net of tax)	–	–	(3)	–	–	–	(3)
Net losses taken to income statement	–	–	–	(1)	–	–	(1)

Other equity movements
Scrip dividend related share issue[1]	4	(5)	–	–	–	–	(1)
Purchase of treasury shares	–	–	–	–	–	(338)	(338)
Issue of treasury shares	–	–	–	–	–	23	23
Purchase of own shares	–	–	–	–	–	(7)	(7)
Share awards to employees of subsidiary undertakings	–	–	–	–	20	–	20
Dividends paid to equity shareholders	–	–	–	–	–	(1,271)	(1,271)

At 31 March 2015	443	1,331	17	–	280	3,726	5,797
Profit for the year	–	–	–	–	–	748	748

Other equity movements
Scrip dividend related share issue[1]	4	(5)	–	–	–	–	(1)
Purchase of treasury shares	–	–	–	–	–	(267)	(267)
Issue of treasury shares	–	–	–	–	–	16	16
Purchase of own shares	–	–	–	–	–	(6)	(6)
Share awards to employees of subsidiary undertakings	–	–	–	–	22	–	22
Dividends paid to equity shareholders	–	–	–	–	–	(1,337)	(1,337)

At 31 March 2016	447	1,326	17	–	302	2,880	4,972

1.  Included within share premium account are costs associated with scrip dividends.

National Grid Annual Report and Accounts 2015/16	Financial Statements	171

Notes to the Company financial statements

1. Fixed asset investments

Shares in subsidiary undertakings £m

At 1 April 2014	8,803
Additions	20

At 31 March 2015	8,823
Additions	22

At 31 March 2016	8,845

During the year there was a capital contribution of £22m (2015: £20m) which represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes.

The names of the subsidiary undertakings, joint ventures and associates are included in note 32 to the consolidated financial statements. The Directors believe that the carrying value of the investments is supported by the fair value of their underlying net assets.

2. Debtors

	2016 £m	2015 £m

Amounts falling due within one year
Derivative financial instruments (note 4)	279	281
Amounts owed by subsidiary undertakings	11,516	11,484
Prepayments and accrued income	1	2

	11,796	11,767

Amounts falling due after more than one year
Derivative financial instruments (note 4)	157	148
Amounts owed by subsidiary undertakings	318	341

	475	489

The carrying values stated above are considered to represent the fair values of the assets.

3. Creditors

	2016 £m	2015 £m

Amounts falling due within one year
Borrowings (note 6)	933	1,068
Derivative financial instruments (note 4)	239	289
Amounts owed to subsidiary undertakings	12,633	11,208
Corporation tax payable	3	3
Other creditors	43	39

	13,851	12,607

Amounts falling due after more than one year
Borrowings (note 6)	1,194	1,117
Derivative financial instruments (note 4)	358	411
Amounts owed to subsidiary undertakings[1]	1,982	1,894
Deferred tax	4	3

	3,538	3,425

1.  All amounts owed to subsidiary undertakings in 2015 and 2016 are repayable after five years.

The carrying values stated above are considered to represent the fair values of the liabilities. A reconciliation of the movement in deferred tax in the year is shown below:

Deferred tax £m

At 1 April 2014	3
Charged to the profit and loss account	1
Credited to equity	(1)

At 31 March 2015	3
Charged to the profit and loss account	1

At 31 March 2016	4

172	National Grid Annual Report and Accounts 2015/16	Financial Statements

Financial Statements

4. Derivative financial instruments

The fair values of derivative financial instruments are:

		2016			2015
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Amounts falling due within one year	279	(239)	40	281	(289)	(8)
Amounts falling due after more than one year	157	(358)	(201)	148	(411)	(263)
	436	(597)	(161)	429	(700)	(271)

For each class of derivative the notional contract1 amounts are as follows:

	2016 £m	2015 £m

Interest rate swaps	(2,442)	(2,499)
Cross-currency interest rate swaps	(3,537)	(3,529)
Foreign exchange forward contracts	(14,361)	(13,708)

	(20,340)	(19,736)

1.  The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the balance sheet date.

5. Investments

The following table sets out the Company’s current asset investments:

	2016 £m	2015 £m

Investments in short-term money funds	1,007	217
Short-term deposits	–	252
Restricted balances – collateral	237	281

	1,244	750

6. Borrowings

The following table analyses the Company’s total borrowings:

	2016 £m	2015 £m

Amounts falling due within one year
Bank overdrafts	–	13
Bank loans	28	28
Bonds	21	70
Commercial paper	884	957

	933	1,068

Amounts falling due after more than one year
Bonds	1,194	1,117

	2,127	2,185

The maturity of total borrowings is disclosed in note 34 to the consolidated financial statements. There are no differences in the maturities as calculated under IFRS or FRS 101 ‘Reduced Disclosure Framework’.

The notional amount of borrowings outstanding as at 31 March 2016 was £2,101m (2015: £2,157m). Further information on significant borrowings can be found on the debt investors section of our website.

7. Share capital

The share capital amounting to £447m (2015: £443m) consists of 3,924,038,086 (2015: 3,891,691,900) ordinary shares. For further information on share capital, refer to note 24 to the consolidated financial statements.

8. Shareholders’ equity and reserves

At 31 March 2016 the profit and loss account reserve stood at £2,880m (2015: £3,726m) of which £86m (2015: £86m) related to gains on intra-group transactions which was not distributable to shareholders.

For further details of dividends paid and payable to shareholders, refer to note 8 to the consolidated financial statements.

9. Parent Company guarantees

The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. At 31 March 2016, the sterling equivalent amounted to £2,674m (2015: £2,593m). The guarantees are for varying terms from less than one year to open-ended.

10. Audit fees

The audit fee in respect of the parent Company was £28,380 (2015: £27,553). Fees payable to PricewaterhouseCoopers LLP for non-audit services to the Company are not required to be disclosed as they are included within note 3 to the consolidated financial statements.

National Grid Annual Report and Accounts 2015/16	Financial Statements	173

Additional Information contents

174	The business in detail
174	Key milestones
175	Where we operate
176	UK regulation
178	US regulation

183	Internal control and risk factors
183	Disclosure controls
183	Internal control over financial reporting
183	Risk factors

187	Shareholder information
187	Articles of Association
188	Depositary payments to the Company
188	Description of securities other than equity securities: depositary fees and charges
188	Documents on display
188	Events after the reporting period
188	Exchange controls
189	Exchange rates
189	Material interests in shares
189	Share capital
190	Share price
190	Shareholder analysis
190	Taxation

193	Other disclosures
193	All-employee share plans
193	Change of control provisions
193	Code of Ethics
193	Conflicts of interest
193	Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards
194	Directors’ indemnity
194	Employees
194	Human rights
194	Listing Rule 9.8.4 R cross reference table
194	Material contracts
194	Political donations and expenditure
194	Property, plant and equipment
194	Research and development
195	Unresolved SEC staff comments

196	Other unaudited financial information

200	Summary consolidated financial information

202	Further information regarding financial KPIs and other performance measures

203	Definitions and glossary of terms

207	Want more information or help?

The business in detail Key milestones Some of the key dates and actions in the corporate history of National Grid are listed below. The full history goes back much further.
1986	British Gas (BG) privatisation

1990	Electricity transmission network in England and Wales transferred to National Grid on electricity privatisation

1995	National Grid listed on the London Stock Exchange

1997	Centrica demerged from BG

Energis demerged from National Grid

2000	Lattice Group demerged from BG and listed separately

New England Electric System and Eastern Utilities Associates acquired

2002	Niagara Mohawk Power Corporation merged with National Grid in US

National Grid and Lattice Group merged to form National Grid Transco

2004	UK wireless infrastructure network acquired from Crown Castle International Corp

2005	Four UK regional gas distribution networks sold and National Grid adopted as our name

2006	Rhode Island gas distribution network acquired

2007	UK and US wireless infrastructure operations and the Basslink electricity interconnector in Australia sold

KeySpan Corporation acquired

2008	Ravenswood generation station sold

2010	Rights issue raised £3.2 billion

2012	New Hampshire electricity and gas distribution businesses sold

174	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

Where we operate

Our UK network

St. Fergus
to/from Northern Ireland
to Ballylumford
to Dublin
Barrow
Teesside
to/from Ireland
Easington
Burton Point
Theddlethorpe
from the Netherlands
Bacton
to/from Belgium
South Hook
Dragon
BritNed to/from the Netherlands
Grain LNG
to/from France

UK Transmission[1]

- Scottish electricity transmission system
- English and Welsh electricity transmission system

- Gas transmission system

Approximately 7,660 kilometres (4,760 miles) of high pressure pipe and 24 compressor stations connecting to eight distribution networks and also other third-party independent systems.

- Terminal
- LNG terminal owned by National Grid
- LNG terminal
- Electricity interconnector
- Gas interconnector

UK Gas Distribution[1]

- Gas distribution operating area

Approximately 131,000 kilometres (81,400 miles) of gas distribution pipeline owned and operated by National Grid.[2]

The Company has commenced a process for the potential sale of a majority stake in its UK Gas Distribution business, as announced on 10 November 2015 in our half-year results.

Principal offices

- Owned office space: Hinckley, Warwick and Wokingham
- Leased office space: Solihull and London

Leased office space totalling 15,122 square metres (162,771 square feet) with remaining terms of 3 months to 10 years.

Our US network

Canada
Vermont
Maine
New Hampshire
New York
Massachusetts
Connecticut
Rhode Island
Pennsylvania
New Jersey

US Regulated[1]

- Electricity transmission network
- Gas distribution operating area
- Electricity distribution area
- Gas and electricity distribution area overlap

An electricity transmission network of approximately 14,145 kilometres (8,789 miles) of overhead line, 174 kilometres (108 miles) of underground cable and 491 transmission substations.

An electricity distribution network of approximately 116,645 circuit kilometres (72,480 miles) and 668 distribution substations in New England and upstate New York.

A network of approximately 56,491 kilometres (35,102 miles) of gas pipeline serving an area of approximately 25,597 square kilometres (9,883 square miles). Our network also consists of approximately 790 kilometres (491 miles) of gas transmission pipe, as defined by the US Department of Transportation.

- Generation

Principal offices

- Owned office space: Syracuse, New York
- Leased office space: Brooklyn, New York and Waltham, Massachusetts

Leased office space totalling approximately 52,676 square metres (567,000 square feet) with remaining terms of 9 to 13 years.

At present, environmental issues are not preventing our UK and US businesses from utilising any material operating assets in the course of their operations.

[1] Access to electricity and gas transmission and distribution assets on property owned by others is controlled through various agreements.

[2] As submitted by the Company in its 2014/15 Gas Distribution Regulatory Reporting Pack.

National Grid Annual Report and Accounts 2015/16	The business in detail	175

The business in detail continued

UK Regulation

Our licences are established under the Gas Act 1986 and Electricity Act 1989, as amended (the Acts). They require us to develop, maintain and operate economic and efficient networks and to facilitate competition in the supply of gas and electricity in Great Britain (GB). They also give us statutory powers. These include the right to bury our pipes or cables under public highways and the ability to use compulsory powers to purchase land so we can conduct our business.

Our networks are regulated by Ofgem, which has established price control mechanisms that set the amount of revenue our regulated businesses can earn. Price control regulation is designed to make sure our interests, as a monopoly, are balanced with those of our customers. Ofgem allows us to charge reasonable, but not excessive, prices. This gives us a future level of revenue that is sufficient to meet our statutory duties and licence obligations, and makes a reasonable return on our investment.

The price control includes a number of mechanisms designed to help achieve its objectives. These include financial incentives that encourage us to:

●	efficiently deliver by investment and maintenance the network outputs that customers and stakeholders require, including reliable supplies, new connections and infrastructure capacity;
●	innovate in order to continuously improve the services we give our customers, stakeholders and communities; and
●	efficiently balance the transmission networks to support the wholesale markets.

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

In addition to the eight price controls, there is also a tariff cap price control applied to certain elements of domestic metering and daily meter reading activities carried out by National Grid Metering.

Interconnectors derive their revenues from sales of capacity to users who wish to move power between market areas with different prices. These sales revenues are called congestion revenues because market price differences result from the congestion on the finite interconnector capacity, which limits full price convergence. European legislation governs how congestion revenues may be used and how interconnection capacity is allocated. It requires all interconnection capacity to be allocated to the market through auctions.

There are a range of different regulatory models available for interconnector projects. These involve various levels of regulatory intervention ranging from fully merchant (the project is fully reliant on sales of interconnector capacity) to cap and floor (where sales revenues above the cap are returned to transmission system users and revenues below the floor are topped up by transmission system users, thus reducing the overall project risk).

The cap and floor regime is now the regulated route for interconnector investment in GB, which sits alongside the exemption route (whereby project developers apply for exemptions from aspects of European legislation).

RIIO price controls

On 1 April 2013, Ofgem introduced a new regulatory framework called RIIO (revenue = incentives + innovation + outputs), with the first price control agreed under the new framework lasting for eight years. The building blocks of the RIIO price control are broadly similar to the historical price controls used in the UK. However, there are some significant differences in the mechanics of the calculations.

How is revenue calculated?

Under RIIO the outputs we deliver are clearly articulated and are integrally linked to the calculation of our allowed revenue. These outputs have been determined through an extensive consultation process, which has given stakeholders a greater opportunity to influence the decisions.

There are six output categories:

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

Ofgem, using information we have submitted, along with independent assessments, determines the efficient level of expected costs necessary to deliver them. Under RIIO this is known as totex, which is a component of total allowable expenditure, and is the sum of what was defined in previous price controls as operating expenditure (opex), capital expenditure (capex) and, in UK GD controls, mains replacement expenditure (repex).

A number of assumptions are necessary in setting these outputs, such as certain prices or the volumes of work that will be needed. Consequently, there are a number of uncertainty mechanisms within the RIIO framework that can result in adjustments to totex if actual prices or volumes differ from the assumptions. These mechanisms protect us and our customers from windfall gains and losses.

Where we under- or over-spend the allowed totex for reasons that are not covered by uncertainty mechanisms, there is a sharing factor. This means the under- or over-spend is shared between us and customers through an adjustment to allowed revenues in future years. This sharing factor provides an incentive for us to provide the outputs efficiently, as we are able to keep a portion of savings we make, with the remainder benefiting our customers.

This sharing factor is one of the ways that RIIO has given innovation more prominence. Innovation includes traditional areas such as new technologies, as well as the broader challenge of finding new ways of working to deliver outputs more efficiently. This broader challenge has an impact on everyone in our business.

176	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

Allowed revenue to fund totex costs are split between fast and slow money – a concept under RIIO, based on a specified percentage that is fixed for the duration of the price control (except for UK GD’s repex which changes on a linear scale across the price control). Fast money represents the amount of totex we are able to recover in the next available year. Slow money is added to our RAV – effectively the regulatory IOU. For more details on the sharing factors under RIIO, please see the table below.

In addition to fast money, in each year we are allowed to recover a portion of the RAV (regulatory depreciation) and a return on the outstanding RAV balance.

The asset life for regulatory depreciation in electricity transmission spans 45 years across the RIIO period. This is also the case for the asset life depreciation for UK GD. We are also allowed to collect additional revenues related to non-controllable costs and incentives.

The incentive mechanisms can increase or decrease our allowed revenue and result from our performance against various measures related to our outputs. RIIO has incentive mechanisms that encourage us to align our objectives with those of our customers and other stakeholders. For example, performance against our customer satisfaction targets can have a positive or negative effect of up to 1% of allowed annual revenues. Most of our incentives affect our revenues two years after the year of performance.

The RIIO controls for both our transmission and gas distribution businesses were introduced on 1 April 2013 and the first price control period lasts for eight years. During the eight year period our regulator included a provision for a potential mid-period review, with scope driven by:

●	changes to outputs that can be justified by clear changes in government policy; and
●	the introduction of new outputs that are needed to meet the needs of consumers and other network users.

In November 2015, Ofgem launched a consultation on a potential RIIO-T1 and GD1 mid-period review.

Under the RIIO controls, we are required to deliver agreed outputs for consumers and are funded to cover the costs of delivering these. The eight year price control includes a number of uncertainty mechanisms to take account of the fact that some outputs and funding cannot be set with certainty at the start of the period. One of these uncertainty mechanisms is the review of outputs. In May 2016, Ofgem decided to launch a mid-period review focusing on the transmission outputs.

RIIO regulatory building blocks

Allowed returns

The cost of capital allowed under RIIO is as follows:

	Transmission		Gas Distribution
	Gas	Electricity

Cost of equity (post-tax real)	6.8%	7.0%	6.7%

Cost of debt (pre-tax real)	iBoxx 10-year simple trailing average index
	(2.55% for 2015/16)

Notional gearing	62.5%	60.0%	65.0%

Vanilla WACC[1]	4.14%	4.33%	4.01%

1. Vanilla WACC = cost of debt x gearing + cost of equity x (1-gearing).

The sharing factor means that any over- and under-spend is shared between the businesses and consumers. The shared figures displayed in the table below are the sharing factors that apply to UK ET, UK GT and UK GD.

For more information on RIIO, including incentive mechanisms, please see the relevant investor fact sheets on the Investor Relations section of our website.

Sharing factors under RIIO are as follows:

	Gas Transmission		Electricity Transmission		Gas Distribution
	Transmission Operator	System Operator	Transmission Operator	System Operator	North West	East of England	West Midlands	London

					Repex:
					Stepped decline from 50% in 2013/14 to 0% in 2020/21
	Baseline[3] 35.6%				in seven equal instalments of 7.14% per annum

Fast[1]	Uncertainty 10%	62.60%	15.00%	72.10%	73.90%	73.37%	75.05%	76.53%

					Repex:
					Stepped increase from 50% in 2013/14 to 100% in 2020/21
	Baseline[3] 64.4%				in seven equal instalments of 7.14% per annum

Slow[2]	Uncertainty 90%	37.40%	85.00%	27.90%	26.10%	26.63%	24.95%	23.47%

Sharing	44.36%		46.89%		63.04%

1.	Fast money allows network companies to recover a percentage of total expenditure within a one year period.
2.	Slow money is where costs are added to RAV and, therefore, revenues are recovered slowly (e.g. over 20 years) from both current and future consumers.
3.	The baseline is the expenditure that is funded through ex-ante allowances, whereas the uncertainty adjusts the allowed expenditure automatically where the level outputs delivered differ from the baseline level, or if triggered by an event.

National Grid Annual Report and Accounts 2015/16	The business in detail	177

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

The rate case is typically litigated with parties representing customer and other interests. In the states in which we operate, it can take nine to thirteen months for the commission to render a final decision. The utility is required to prove that the requested rate change is prudent and reasonable, and the requested rate plan can span multiple years. Unlike the state processes, the federal regulator has no specified timeline for adjudicating a rate case, but typically makes a final decision retroactive when the case is completed.

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

The final revenue requirement and rates for service are approved in the rate case decision. The revenue requirement is derived from a comprehensive study of the utility’s total costs during a recent 12 month period of operations, referred to as a test year. Each commission has its own rules and standards for adjustments to the test year and may include forecasted capital investments and operating costs.

US regulatory revenue requirement

Our rate plans

Each operating company has a set of rates for service. We have three electric distribution operations (upstate New York, Massachusetts and Rhode Island) and six gas distribution networks (upstate New York, New York City, Long Island, Massachusetts (two) and Rhode Island).

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

One measure used to monitor the performance of our regulated businesses is a comparison of achieved RoE to allowed RoE. However, this measure cannot be used in isolation, as there are a number of factors that may prevent us from achieving the allowed RoE. These factors include financial market conditions, regulatory lag and decisions by the regulator preventing cost recovery in rates from customers.

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

178	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

Our Long Island generation plants sell capacity to LIPA under 15-year and 25-year power supply agreements, and within wholesale tariffs approved by FERC. Through the use of cost based formula rates, these long-term contracts provide a similar economic effect to cost of service rate regulation.

US regulatory filings

The objectives of our rate case filings are to make sure we have the right cost of service, with the ability to earn a fair and reasonable rate of return while providing safe, reliable and economical service to our customers. In order to achieve these objectives and to reduce regulatory lag, we have been requesting structural changes, such as revenue decoupling mechanisms, capital trackers, commodity-related bad debt true-ups and pension and other post-employment benefit true-ups, separately from base rates. These terms are explained below the table on page 182.

Below, we summarise significant developments in rate filings and the regulatory environment during the year. We completed the final stabilisation upgrade to our new financial systems in July 2014. With 12 months of historical ‘test year’ data available from the stabilised financial systems, we commenced a new round of full rate case filings, starting with the filing for Massachusetts Electric in November 2015, and followed by the filings for KEDNY and KEDLI in January 2016. We expect to make a number of such filings over the next two to three years to update the capital investment allowances and rate bases across many of our businesses. These filings are expected to capture the benefit of recent increased investments in asset replacement and network reliability, and reflect long-term growth in costs, including property tax and healthcare costs. Along with a clear focus on productivity, the filings are key to improving achieved returns in the Company’s US distribution activities.

Moreover, as part of current regulatory initiatives, we filed a proposal for investments in grid modernisation in Massachusetts and anticipate a similar proposal for innovative technology deployments and service offerings as part of the Reforming the Energy Vision (REV) effort in New York in 2016.

Massachusetts

Massachusetts electric rate case

On 6 November 2015, we filed a one-year rate plan for our Massachusetts electric business to take effect from 1 October 2016, which was updated on 29 April 2016. The updated rate case filing requests an annualised net increase in distribution revenue of approximately $137 million. The filing includes a request to increase annual capital investment subject to the capital investment recovery mechanism from $170 million to $285 million, and to include property tax recovery on incremental capital placed in service. The filing also requests an increase in annual base rate funding of the storm fund mechanism from $4.3 million to $14 million, and a 14-month extension of the incremental funding to address the storm fund’s deficit, created by weather events occurring through February 2015. The filing is based on an RoE of 10.5% and a capital structure of 52% equity and 48% debt.

Capital investment programmes

On the gas side, on 30 October 2015, we filed the second plan in a 20-year programme to replace ageing gas infrastructure by receiving concurrent cost recovery for eligible capital investments. On 29 April 2016, MADPU approved our proposal to place an additional $28.9 million into rates effective from 1 May 2016, related to $219 million of anticipated investments in 2016 under this accelerated pipe replacement plan. The Company filed the reconciliation of the 2015 investments on 29 April 2016. Additionally, the Company continues to recover costs associated with its pre-existing leak prone pipe replacement programme outside of base rates until the next rate case, including the submittal of a proposal to begin recovery of an additional $4.1 million of incremental revenue requirement effective from 1 November 2016.

Storm fund recovery

The Massachusetts electricity business collects $4.3 million annually in base rates to credit towards a storm fund devoted to fund major storm response and restoration efforts. The severity and frequency of storms in Massachusetts between February 2010 and February 2016 resulted in approximately $252 million of incremental storm-related costs as at 31 March 2016.

MADPU allowed us to begin collecting $40 million annually for three years beginning on 4 May 2013, and an additional $7.6 million from 1 July 2014, towards the replenishment of the storm fund. This annual recovery was further extended through 4 August 2016. Ultimate recovery of the storm costs is subject to a prudency review by MADPU of the underlying costs. The Company expects an order on the prudency of $213 million of storm-related costs from the February 2010 through March 2013 storm events by August 2016. As explained above, in the Massachusetts electric rate case, we proposed to collect the deficit created by storm events through February 2015, subject to a prudency review, and increase the annual base rate funding of the storm fund. Recoverable costs associated with storm events after February 2015 are deferred for future recovery and subject to future prudency review.

Grid modernisation

In response to a 2014 regulatory requirement, the Company filed a Massachusetts electricity grid modernisation plan on 19 August 2015 that proposed multiple investment options that would further MADPU’s goals of reducing the effect of outages, optimising demand, integrating distributed resources, and improving workforce and asset management. The Company presented a range of investment options for MADPU to consider, with investment levels over five years ranging from $225 million to $831 million. MADPU established criteria that, if met, would allow the capital costs from the plan to be recovered through a separate capital recovery mechanism. MADPU initiated its review of the Company’s plan in April 2016.

New York

Upstate New York 2015 petition to use deferred credits

to fund capital expenditures

With the three-year rate plan for Niagara Mohawk’s electricity and gas businesses expiring on 31 March 2016, in December 2015, we filed a petition with NYPSC to use up to $124 million and $27 million of deferred credits associated with its electricity and gas operations, respectively, to fund incremental capital expenditures for those businesses in 2017 and 2018 above the capital allowances in the expiring rate plan. The Company expects an order in May or June 2016.

Reforming the Energy Vision (REV)

In April 2014, NYPSC instituted the REV proceeding, which envisions a new role for utilities as distributed system platform (DSP) providers who create markets for distributed energy resources (DER) and more fully integrate DER in distribution system operations and planning. The REV proceeding’s objectives include: enhanced customer energy choices and control; improved electricity system efficiency, reliability, and resiliency; and cleaner, more diverse electricity generation.

NYPSC is expected to issue an order in 2016 to address rate-making issues under REV, including opportunities for outcome-based shareholder incentive mechanisms, market-based earnings, changes to rate design, DER compensation and the rate-making process. The Company’s first five-year distributed system implementation plan is expected to be filed in June 2016 and will identify incremental investments in utility infrastructure necessary for implementation of the DSP role and greater DER integration.

National Grid Annual Report and Accounts 2015/16	The business in detail	179

The business in detail continued

KEDLI gas investment plan

In June 2014, KEDLI petitioned NYPSC for approval of a deferral mechanism related to a proposed gas infrastructure investment programme. In December 2014, NYPSC approved two gas investment plans for 2015 and 2016, one for leak-prone pipe capital expenditures (capped at $211.7 million in total) and one for gas service expansion expenditures (capped at $202.7 million in total).

NYPSC approved a surcharge to begin recovery of the deferred leak-prone pipeline investment costs, allowing for the recovery up to a total of $23.4 million through a surcharge effective from 1 April 2015 until the end of 2016. KEDLI received approval to establish a new deferral accounting mechanism for the balance of the approved costs not covered by the surcharge.

KEDNY gas investment plan and site investigation

and remediation (SIR) surcharge

In October 2015, NYPSC approved KEDNY’s petition to extend its capital investment recovery mechanism and reconciliation period for two more years through 2016 and to use a deferred credit balance from underspending in 2013 and 2014 to offset the revenue requirement associated with over $870 million of total capital investment in 2015 and 2016 (compared with a total capital allowance of roughly $614 million for 2013 and 2014). Also in October 2015, NYPSC approved KEDNY’s petition to increase its current SIR surcharge by $37.5 million annually, effective from 1 November 2015, to offset its SIR deferral balances.

KEDNY and KEDLI rate cases

On 29 January 2016, KEDNY and KEDLI filed base rate cases with NYPSC to increase their delivery revenues by $245 million and $142 million, respectively, with new rates expected to come into effect in early 2017. The cases include capital investment of approximately $610 million for KEDNY and $340 million for KEDLI for 2017. The rate case filings maintain tracker and true-up mechanisms for property taxes, commodity-related bad debt, and pension/OPEBs and seek to establish reconciling mechanisms for city/state construction-related costs and SIR recovery surcharge/tracker mechanisms.

KEDNY and KEDLI filed one year cases, but submitted two additional years of data to facilitate a multi-year settlement. The filings are based on a RoE of 9.94% (plus 50 basis points for a stay-out premium for a multi-year rate plan) and a 48% equity ratio.

Operations staffing audit

In January 2014, NYPSC initiated an operational audit to review internal staffing levels and use of contractors for the core utility functions of the investor owned utilities in New York, including Niagara Mohawk, KEDNY and KEDLI. The focus of the audit is on electricity and gas operations and network strategy functions, and includes a review of staffing levels, resource planning, work management, overtime levels, contractor use and succession planning. The final report is expected to be issued in July 2016.

Rhode Island

Rhode Island electricity and gas infrastructure, safety and

reliability (ISR) plans

State law provides our Rhode Island gas and electricity operating divisions with rate mechanisms that allow for the recovery of capital investment, including a return, and certain expenses outside base rate proceedings through the submission of annual ISR plans.

RIPUC approved the fiscal year 2017 ISR plans on 25 February 2016. The electricity ISR plan encompasses an $83.4 million spending programme for capital investment and $10 million for operating and maintenance expenses for vegetation management and inspection and maintenance. The gas ISR plan encompasses $86.05 million for capital investment and incremental operation and maintenance expense for the hiring and training of additional personnel to support increases in leak-prone pipe replacement.

Changing distribution system and modernisation of rates

On 3 March 2016, RIPUC opened a docket to investigate the modernisation of rates in light of the changing electric distribution system, including the costs and benefits of distributed energy resources.

FERC

Complaints on New England transmission allowed RoE

In September 2011, December 2012 and July 2014, complaints were filed with FERC against certain transmission owners, including our New England electricity transmission business, to lower the base RoE from the FERC approved rate of 11.14%. In a series of orders addressing the first complaint, with the last order in March 2015, FERC set the prospective base RoE at 10.57%, effective October 2014. FERC also found that the total, or maximum, RoE for our New England transmission business, including various RoE incentive adders authorised by FERC, cannot exceed 11.74%. In April and May 2015 a number of parties, including the Company, appealed FERC’s orders on the first complaint to US federal court. A US federal court decision on these appeals is expected no earlier than late 2016.

On 22 March 2016, a FERC administrative law judge issued a decision with non-binding preliminary findings in the second and third complaint cases, setting the prospective base RoE at 10.9%, with a maximum RoE of 12.19%. A FERC order acting on these preliminary findings is not expected until the end of 2016 or early 2017.

On 29 April 2016, a fourth complaint was filed against the New England electricity transmission businesses seeking to reduce their base RoE and maximum RoE to 8.61% and 11.24% respectively. Resolution by FERC of this latest complaint may take two years or longer.

New York Transco

In late 2014, the four New York investor-owned utilities, including Niagara Mohawk Power Corporation, formed New York Transco, LLC, a new high voltage electricity transmission development company in New York State, and filed on behalf of New York Transco an application with FERC to establish the financial terms for a portfolio of five new transmission projects with a combined estimated total cost of over $1.7 billion.

A number of entities intervened in the docket and challenged various aspects of the application. In April 2015, FERC approved certain elements of our filing (including some rate incentives), rejected others, and set the remainder for hearing and settlement. In November 2015, New York Transco reached a negotiated settlement on formula rate issues for the first three transmission projects under construction with an estimated cost of approximately $230 million.

The settlement included an RoE of 10% inclusive of 0.50% incentives. FERC approved the settlement without modification on 17 March 2016. National Grid’s ownership interest in New York Transco is 28%.

180	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

National Grid LNG LLC

On 1 April 2016, the Company filed an application seeking FERC approval of a planned $180 million liquefaction facility at the Providence, Rhode Island, LNG plant, with a FERC decision expected by November 2016. The expected in-service date is December 2018. Rates for the new liquefaction service will be cost-based formula rates charged to customers who opt to take liquefaction service.

New England gas and electricity interdependency

New England’s gas and electricity systems have become increasingly interdependent as the region’s reliance on gas-fired electricity generation has grown without commensurate pipeline infrastructure expansion, driving significant increases in the region’s wholesale and retail electricity costs and electricity reliability concerns. To address this challenge, New England’s governors are pursuing strategic infrastructure investments focused on expanding the region’s energy portfolio.

Working with state representatives and our peer utilities, our Massachusetts and Rhode Island electricity distribution companies issued a multi-state solicitation for proposals for clean energy and associated transmission infrastructure to increase the ability to deliver low-carbon energy. Proposals were submitted on 28 January 2016, including a proposal comprised of the Vermont Green Line being developed by Anbaric and National Grid paired with renewable energy generation.

A multi-year effort in coordination with representatives from several states, other regional utilities, interstate gas pipelines, state regulators and FERC led to a filing in January 2016 in Massachusetts by our electricity distribution companies for approval of precedent agreements to enter into gas interstate pipeline and storage capacity contracts with the Access Northeast pipeline project sponsored by Spectra Energy. The Company also plans to make a filing in Rhode Island in mid 2016 seeking approval of a similar contract on behalf of Narragansett Electric Company.

With these contracts, our electricity distribution companies will secure incremental pipeline capacity to release to electricity generators that will both improve electricity reliability and lower electricity costs for customers. National Grid is a co-developer, with a 20% stake, of the Access Northeast project.

Formula rate transparency 206 proceeding

On 28 December 2015, FERC initiated a proceeding against National Grid and other New England transmission owners under Section 206 of the Federal Power Act. FERC found that the tariff governing electricity transmission service in New England lacks adequate transparency and challenge procedures with regard to the formula rates through which the Company recovers its costs and that the formula rates appear to lack sufficient detail regarding certain costs recovered. The parties are currently involved in settlement negotiations to develop formula rate protocols and to address FERC’s concerns about specific elements of the formula rate.

FERC financial audit of National Grid USA and affiliates

On 24 November 2015, FERC commenced a financial audit of National Grid USA, including its service companies and other affiliates, which covers the period from 1 January 2013 to the present. The audit will evaluate compliance with the FERC’s accounting, record keeping and reporting requirements as well as interactions among the service companies and affiliated operating companies. Based on past audits, we expect the audit to last about 18 months.

FERC Order 1000

Issued in 2011, Order 1000 was FERC’s major policy order intended to foster regional and inter-regional transmission planning, address transmission needs driven by public policy requirements and increase competition in the electricity transmission industry. Policies to comply with Order 1000 have been in effect in New York and New England since January 2014 and May 2015 respectively. The competitive transmission planning processes instituted under Order 1000 have opened National Grid’s service territory to competition from non-incumbent transmission developers and also created opportunities for National Grid to compete for transmission projects outside of the Company’s current geographic footprint.

In the first applications of the Order 1000 planning and competitive solicitation processes in New York or New England, NYPSC has identified two transmission needs in New York driven by public policy goals. The first, in western New York, is intended to relieve congestion and to maximise hydropower and Ontario imports. In December 2015, National Grid submitted two competitive transmission proposals for projects to address the need in western New York. In addition, NYPSC identified a transmission need to allow greater flow of power from upstate to downstate New York. Competitive proposals to meet this transmission need were solicited in February 2016. National Grid submitted a competitive transmission proposal in April 2016, with project selection expected in 2016.

National Grid Annual Report and Accounts 2015/16	The business in detail	181

The business in detail continued

Summary of US price controls and rate plans

2013
2014
2015
2016
2017
2018

Regulator	Rate plan	Rate base (31 Mar 2016)	Equity to debt ratio	Allowed return on equity	Achieved return on equity (31 Dec 2015)	Revenue decoupling[4]	Capital tracker[4]	Commodity-related bad debt true-up[4]	Pension/ OPEB true-up[4]
New York Public Service Commission	Niagara Mohawk[1] (upstate, electricity)	$4,621m	48 : 52	9.3%	8.1%	✓	F	P	✓
	Niagara Mohawk (upstate, gas)	$1,160m	48 : 52	9.3%	8.4%	✓	F	P	✓
	KEDNY (downstate)[2]	$2,525m	48 : 52	9.4%	7.1%	P	P	P	✓
	KEDLI (downstate)[3]	$2,176m	45 : 55	9.8%	7.3%	P	P	P	✓
Massachusetts Department of Public Utilities	Massachusetts Electric/ Nantucket Electric	$2,156m	50 : 50	10.35%	3.4%	✓	P	✓	✓
	Boston Gas	$1,595m	50 : 50	9.75%	8.7%	✓	P	✓	✓
	Colonial Gas	$351m	50 : 50	9.75%	7.9%	✓	P	✓	✓
Rhode Island Public Utilities Commission	Narragansett Electric	$657m	49 : 51	9.5%	10.5%	✓	✓	P	✓
	Narragansett Gas	$577m	49 : 51	9.5%	9.8%	✓	✓	P	✓
Federal Energy Regulatory Commission	Narragansett	$608m	50 : 50	10.57%	11.2%	n/a	✓	n/a	✓
	Canadian Interconnector	$11m	72 : 28	13.0%	13.0%	n/a	✓	n/a	✓
	New England Power	$1,405m	64 : 36	10.57%	11.0%	n/a	✓	n/a	✓
	Long Island Generation	$420m	46 : 54	9.9%	12.5%	n/a	✓	n/a	✓

1. Both transmission and distribution, excluding stranded costs.
2. KeySpan Energy Delivery New York (The Brooklyn Union Gas Company).
3. KeySpan Energy Delivery Long Island (KeySpan Gas East Corporation).

Rate filing made
New rates effective
Rate plan ends
Rates continue indefinitely
Multi-year rate plan

✓ Feature in place
P Feature partially in place
F Feature requested in pending filing

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

182	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

Internal control and risk factors

Disclosure controls

Working with management, including the Chief Executive and Finance Director, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at 31 March 2016. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. However, the effectiveness of any system of disclosure controls and procedures has limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures.

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

Internal control over financial reporting

Our management, including the Chief Executive and Finance Director, has carried out an evaluation of our internal control over financial reporting pursuant to the Disclosure Rules and Transparency Rules and Section 404 of the Sarbanes-Oxley Act 2002. As required by Section 404, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act).

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

Management evaluation of the effectiveness of the Company’s internal control over financial reporting was based on the revised Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at 31 March 2016.

PricewaterhouseCoopers LLP, which has audited our consolidated financial statements for the year ended 31 March 2016, has also audited the effectiveness of our internal control over financial reporting. Their attestation report can be found on page 93.

During the year, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, it.

Risk factors

Management of our risks is an important part of our internal control environment, as we describe on pages 26 to 29. In addition to the principal risks listed we face a number of inherent risks that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities.

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

National Grid Annual Report and Accounts 2015/16	Internal control and risk factors	183

Internal control and risk factors continued

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

For further information see pages 176 to 182, which explain our regulatory environment in detail.

(i)

whether licences, approvals or agreements to operate or supply are granted, amended or renewed, whether consents for construction projects are granted in a timely manner or whether there has been any breach of the terms of a licence, approval or regulatory requirement; and

(ii)

timely recovery of incurred expenditure or obligations, the ability to pass through commodity costs, a decoupling of energy usage and revenue, and other decisions relating to the impact of general economic conditions on us, our markets and customers, implications of climate change and of advancing energy

Business performance

Current and future business performance may not meet our expectations or those of our regulators and shareholders.

Earnings maintenance and growth from our regulated gas and electricity businesses will be affected by our ability to meet or exceed efficiency targets and service quality standards set by, or agreed with, our regulators.

If we do not meet these targets and standards, or if we do not implement the transformation projects we are carrying out as envisaged, including to our US enterprise resource planning systems and controls over financial reporting, or are not able to deliver our RIIO operating model and the US rate plans strategy successfully, we may not achieve the expected benefits, our business may be materially adversely affected and our performance, results of operations and reputation may be materially harmed and we may be in breach of regulatory or contractual obligations.

184	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

Growth and business development activity

Failure to respond to external market developments and execute our growth strategy may negatively affect our performance. Conversely, new businesses or activities that we undertake alone or with partners may not deliver target outcomes and may expose us to additional operational and financial risk.

Failure to grow our core business sufficiently and have viable options for new future business over the longer term or failure to respond to the threats and opportunities presented by emerging technology (including for the purposes of adapting our networks to meet the challenges of increasing distributed energy resources) could negatively affect the Group’s credibility and reputation and jeopardise the achievement of intended financial returns.

Our business development activities and the delivery of our growth ambition, include acquisitions, disposals, joint ventures, partnering and organic investment opportunities such as development activities relating to changes to the energy mix and the integration of distributed energy resources and other advanced technologies. These are subject to a wide range of both external uncertainties (including the availability of potential investment targets and attractive financing and the impact of competition for onshore transmission in both the UK and US) and internal uncertainties (including actual performance of our existing operating companies and our business planning model assumptions and ability to integrate acquired businesses effectively). As a result, we may suffer unanticipated costs and liabilities and other unanticipated effects.

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

In the US, we also have other post-retirement benefit schemes. Estimates of the amount and timing of future funding for the UK and US schemes are based on actuarial assumptions and other factors, including: the actual and projected market performance of the scheme assets; future long-term bond yields; average life expectancies; and relevant legal requirements.

Actual performance of scheme assets may be affected by volatility in debt and equity markets.

Changes in these assumptions or other factors may require us to make additional contributions to these pension schemes which, to the extent they are not recoverable under our price controls or state rate plans, could materially adversely affect the results of our operations and financial condition.

National Grid Annual Report and Accounts 2015/16	Internal control and risk factors	185

Internal control and risk factors continued

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

This risk is significant where our subsidiaries have concentrations of receivables from gas and electricity utilities and their affiliates, such as from our previous LIPA managed services agreement (MSA) and current PSEG-LI transition services agreement, as well as industrial customers and other purchasers, and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions.

To the extent that counterparties are contracted with for physical commodities (gas and electricity) and they experience events that impact their own ability to deliver, we may suffer supply interruption as described in Infrastructure and IT systems on page 184.

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

186	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

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

The Directors (other than a Director acting in an executive capacity) are paid fees for their services. In total, these fees must not exceed £2,000,000 a year or any higher sum decided by an ordinary resolution at a general meeting of shareholders. In addition, special pay may be awarded to a Director who acts in an executive capacity, serves on a committee, performs services which the Directors consider to extend beyond the ordinary duties of a Director, devotes special attention to the business of National Grid, or goes or lives abroad on the Company’s behalf. Directors may also receive reimbursement for expenses properly incurred, and may be awarded pensions and other benefits. The compensation awarded to the Executive Directors is determined by the Remuneration Committee. Further details of Directors’ remuneration are set out in the Directors’ Remuneration Report (see page 68 to 81).

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

(iii) Liquidation rights

In a winding up, a liquidator may (in each case with the sanction of a special resolution passed by the shareholders and any other sanction required under English law): (a) divide among the shareholders the whole or any part of National Grid’s assets (whether the assets are of the same kind or not); the liquidator may, for this purpose, value any assets and determine how the division should be carried out as between shareholders or different classes of shareholders, or (b) transfer any part of the assets to trustees on trust for the benefit of the shareholders as the liquidator determines. In neither case will a shareholder be compelled to accept assets upon which there is a liability.

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

National Grid Annual Report and Accounts 2015/16	Shareholder information	187

Shareholder information continued

General meetings

AGMs must be convened each year within six months of the Company’s accounting reference date upon 21 clear days’ advance written notice. Under the Articles, any other general meeting may be convened provided at least 14 clear days’ written notice is given, subject to annual approval of shareholders. In certain limited circumstances, the Company can convene a general meeting by shorter notice. The notice must specify, among other things, the nature of the business to be transacted, the place, the date and the time of the meeting.

Rights of non residents

There are no restrictions under the Articles that would limit the rights of persons not resident in the UK to vote in relation to ordinary shares.

Disclosure of interests

Under the Companies Act 2006, National Grid may, by written notice, require a person whom it has reasonable cause to believe to be or to have been, in the last three years, interested in its shares to provide additional information relating to that interest. Under the Articles, failure to provide such information may result in a shareholder losing their rights to attend, vote or exercise any other right in relation to shareholders’ meetings.

Under the UK Disclosure Rules and Transparency Rules, there is also an obligation on a person who acquires or ceases to have a notifiable interest in shares in National Grid to notify the Company of that fact. The disclosure threshold is 3% and disclosure is required each time the person’s direct and indirect holdings reach, exceed or fall below each 1% threshold thereafter.

The UK City Code on Takeovers and Mergers imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company, and also on their respective associates, during the course of an offer period. Other regulators in the UK, US and elsewhere may have, or assert, notification or approval rights over acquisitions or transfers of shares.

Depositary payments to the Company

The Depositary reimburses the Company for certain expenses it incurs in relation to the ADS programme. The Depositary also pays the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses for the mailing of annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It also reimburses the Company for certain investor relationship programmes or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement is not necessarily tied to the amount of fees the Depositary collects from investors. For the period 1 April 2015 to 18 May 2016, the Company received a total of $1,948,523.97 in reimbursements from the Depositary consisting of $1,277,966.88 and $670,557.09 received in October 2015 and February 2016 respectively. Fees that are charged on cash dividends will be apportioned between the Depositary and the Company, see below.

Any questions from ADS holders should be directed to The Bank of New York Mellon at the contact details on page 207.

Description of securities other than equity securities: depositary fees and charges

The Bank of New York Mellon, as the Depositary, collects fees, by deducting those fees from the amounts distributed or by selling a portion of distributable property, for:

●	delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them; and
●	making distributions to investors (including, it is expected, cash dividends).

The Depositary may generally refuse to provide fee attracting services until its fees for those services are paid.

Persons depositing or
withdrawing shares must pay:	For

$5.00 per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates; and distribution of securities distributed to holders of deposited securities that are distributed by the Depositary to ADS holders.

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.

Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement); and converting foreign currency to dollars.

Taxes and other governmental charges the Depositary or the Custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary.

The Company’s Deposit Agreement under which the ADSs are issued allows a fee of up to $0.05 per ADS to be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the 2015/16 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to distribution of the cash dividend.

Documents on display

National Grid is subject to the filing requirements of the Exchange Act, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this document, may be inspected during normal business hours at our registered office 1–3 Strand, London WC2N 5EH or at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. For further information about the Public Reference Room, please call the SEC at 1-800-SEC-0330. Some of our filings are also available on the SEC’s website at www.sec.gov.

Events after the reporting period

There have been no material events affecting the Company since the year end.

Exchange controls

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends, interest or other payments to non UK resident holders of ordinary shares except as otherwise set out in Taxation on page 190 and except in respect of the governments of and/or certain citizens, residents or bodies of certain countries (described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

188	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

Exchange rates

The following table shows the history of the exchange rates of one pound sterling to dollars for the periods indicated.

	Dollar equivalent of £1 sterling
	High	Low

April 2016	1.4650	1.4086
March 2016	1.4514	1.3925
February 2016	1.4592	1.3862
January 2016	1.4689	1.4135
December 2015	1.5211	1.4795

		Average[1]

2015/16		1.51
2014/15		1.61
2013/14		1.60
2012/13		1.57
2011/12		1.60

1.	The average for each period is calculated by using the average of the exchange rates on the last day of each month during the period. See weighted average exchange rate on page 95.

Material interests in shares

As at 31 March 2016, National Grid had been notified of the following holdings in voting rights of 3% or more in the issued share capital of the Company:

	Number of ordinary shares	% of voting rights[1]

Black Rock, Inc.	220,432,122	5.88
Competrol International Investments Limited	149,414,285	3.98
The Capital Group Companies, Inc.	145,094,617	3.88

1.	This number is calculated in relation to the issued share capital at the time the holding was disclosed.

As at 18 May 2016, no further notifications have been received.

The rights attached to ordinary shares are detailed on page 187. All ordinary shares and all major shareholders have the same voting rights. The Company is not, to the best of its knowledge, directly or indirectly controlled.

Share capital

The share capital of the Company consists of ordinary shares of 11 17⁄43 pence nominal value each and ADRs, which represent five ordinary shares each.

Authority to purchase shares

Shareholder approval was given at the 2015 AGM to purchase up to 10% of the Company’s share capital (being 374,138,605 ordinary shares). The Directors intend to seek shareholder approval to renew this authority at this year’s AGM.

In some circumstances, the Company may find it advantageous to have the authority to purchase its own shares in the market, where the Directors believe this would be in the interests of shareholders generally. The Directors believe that it is an important part of the financial management of the Company to have the flexibility to repurchase issued shares in order to manage its capital base, including actively managing share issuances from the operation of the scrip dividend scheme. It is expected that repurchases to manage share issuances under the scrip dividend scheme will not exceed 2.5% of the issued share capital (excluding treasury shares) per annum.

When purchasing shares, the Company has, and will continue to, take into account market conditions prevailing at the time, other investment and financing opportunities and the overall financial position of the Company.

During the year the Company purchased ordinary shares in the capital of the Company as part of the management of the dilutive effect of share issuances under the scrip dividend scheme.

	Number of shares	Total nominal value	Percentage of called up share capital[1]

Shares held in Treasury purchased in prior years	152,945,477	£17,428,670.63	3.90%
Shares purchased and held in Treasury during the year[2,3]	31,690,010	£3,611,187.19	0.81%
Shares transferred from Treasury during the year (to employees under employee share plans)[2]	5,090,406	£580,069.52	0.13%
Maximum number of shares held in Treasury during the year[2]	179,065,924	£20,405,186.69	4.56%

1.  Called up share capital of 3,924,038,086 ordinary shares as at the date of this Report.

2.  From 29 June 2015 to 31 March 2016.

3.  Shares purchased for a total cost of £267,109,568.

During the period from 1 April 2016 to 7 April 2016 the Company purchased 657,000 ordinary shares in the capital of the Company.

As at the date of this Report, the Company held 177,211,465 ordinary shares as treasury shares, representing 4.52% of the Company’s called up share capital.

National Grid Annual Report and Accounts 2015/16	Shareholder information	189

Shareholder information continued

Authority to allot shares

Shareholder approval was given at the 2015 AGM to allot shares of up to one third of the Company’s share capital. The Directors are seeking this same level of authority this year. The Directors consider that the Company will have sufficient flexibility with this level of authority to respond to market developments. This authority is in line with investor guidelines.

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

Price history

The following table shows the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated:

	Ordinary share (pence)		ADS ($)
	High	Low	High	Low

2015/16	998.20	806.40	72.53	63.75

2014/15	965.00	806.22	77.21	62.25
2013/14	849.50	711.00	70.07	55.16
2012/13	770.00	627.00	58.33	49.55
2011/12	660.50	545.50	52.18	45.80
2015/16 Q4	998.20	906.10	72.47	64.76
Q3	968.57	890.60	72.53	67.31
Q2	918.90	806.40	69.71	63.75
Q1	940.90	817.20	72.14	64.37
2014/15 Q4	954.00	842.60	72.41	62.25
Q3	965.00	853.78	75.08	67.01
Q2	916.00	835.76	77.21	70.37
Q1	897.92	806.22	75.09	67.62
April 2016	1,011.50	950.20	73.10	68.83
March 2016	998.20	932.00	72.47	66.56
February 2016	992.50	925.55	72.36	67.20
January 2016	985.80	906.10	70.86	64.76
December 2015	968.57	892.93	71.05	67.62

Shareholder analysis

The following table includes a brief analysis of shareholder numbers and shareholdings as at 31 March 2016.

Size of shareholding	Number of shareholders	% of shareholders	Number of shares	% of shares

1–50	164,955	17.79	4,739,232	0.12
51–100	248,832	26.84	17,628,238	0.45
101–500	400,098	43.15	84,389,639	2.15
501–1,000	56,663	6.11	39,596,174	1.01
1,001–10,000	53,455	5.76	132,042,157	3.37
10,001–50,000	2,120	0.23	38,087,028	0.97
50,001–100,000	205	0.02	14,532,280	0.37
100,001–500,000	464	0.05	113,514,429	2.89
500,001–1,000,000	140	0.02	101,923,402	2.60
1,000,001+	314	0.03	3,377,585,507	86.07

Total	927,246	100.00	3,924,038,086	100.00

Taxation

The discussion in this section provides information about certain US federal income tax and UK tax consequences for US Holders (defined below) of owning ADSs and ordinary shares. A US Holder is beneficial owner of ADSs or ordinary shares that:

●	is for US federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States, any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes;
●	is not resident or ordinarily resident in the UK for UK tax purposes; and
●	does not hold ADSs or ordinary shares in connection with the conduct of a business or the performance of services in the UK or otherwise in connection with a branch, agency or permanent establishment in the UK.

190	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

This discussion is not a comprehensive description of all the US federal income tax and UK tax considerations that may be relevant to any particular investor (including consequences under the US alternative minimum tax or net investment income tax) and does not address state, local, or other tax laws. National Grid has assumed that shareholders, including US Holders, are familiar with the tax rules applicable to investments in securities generally and with any special rules to which they may be subject. This discussion deals only with US Holders who hold ADSs or ordinary shares as capital assets. It does not address the tax treatment of investors who are subject to special rules, such as:

●	financial institutions;
●	insurance companies;
●	dealers in securities or currencies;
●	investors who elect mark-to-market treatment;
●	entities treated as partnerships or other pass-through entities and their partners;
●	individual retirement accounts and other tax-deferred accounts;
●	tax-exempt organisations;
●	investors who own (directly or indirectly) 10% or more of our voting stock;
●	investors who hold ADSs or ordinary shares as a position in a straddle, hedging transaction or conversion transaction;
●	persons that have ceased to be US citizens or lawful permanent residents of the US; and
●	investors whose functional currency is not the US dollar.

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

US Holders of ADSs generally will be treated as the owners of the ordinary shares represented by those ADSs for US federal income tax purposes. For the purposes of the Tax Convention, the Estate Tax Convention and UK tax considerations, this discussion assumes that a US Holder of ADSs will be treated as the owner of the ordinary shares represented by those ADSs. HMRC has stated that it will continue to apply its long-standing practice of treating a holder of ADSs as holding the beneficial interest in the ordinary shares represented by the ADSs; however, we note that this is an area of some uncertainty and may be subject to change.

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

Based on our audited financial statements and the nature of our business activities, we believe that we were not treated as a PFIC for US federal income tax purposes with respect to our taxable year ending 31 March 2016. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and the nature of our business activities, we do not anticipate becoming a PFIC in the foreseeable future.

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

National Grid Annual Report and Accounts 2015/16	Shareholder information	191

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

US information reporting and backup withholding tax

Dividend payments made to US Holders and proceeds paid from the sale, exchange, redemption or disposal of ADSs or ordinary shares to US Holders may be subject to information reporting to the US Internal Revenue Service (IRS). Such payments may be subject to backup withholding taxes if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements.

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

192	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

Other disclosures

All-employee share plans

The Company has a number of all-employee share plans as described below, which operated during the year. These allow UK- or US-based employees to participate in either HMRC (UK) or IRS (US) approved plans and to become shareholders in National Grid.

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

US Incentive Thrift Plans

Employees of National Grid’s US companies are eligible to participate in the Thrift Plans, which are tax-advantaged savings plans (commonly referred to as 401(k) plans). They are DC pension plans that give participants the opportunity to invest up to applicable federal salary limits. The federal limits for calendar year 2015 are: for pre-tax contributions, a maximum of 50% of salary limited to $18,000 for those under the age of 50 and $24,000 for those age 50 and above; for post-tax contributions, up to 15% of salary. The total amount of employee contributions (pre-tax and post-tax) may not exceed 50% of compensation, and are further subject to the combined federal annual contribution limit of $53,000. For calendar year 2016, participants may invest up to the applicable federal salary limits: for pre-tax contributions, a maximum of 50% of salary limited to $18,000 for those under the age of 50 and $24,000 for those age 50 and above; for post-tax contributions, up to 15% of salary. The total amount of employee contributions (pre-tax and post-tax) may not exceed 50% of compensation, and are further subject to the combined federal annual contribution limit of $53,000.

ESPP

Employees of National Grid’s US companies are eligible to participate in the ESPP (commonly referred to as a 423(b) plan). Eligible employees have the opportunity to purchase ADSs on a monthly basis at a 15% discounted price. Under the plan, employees may contribute up to 20% of base pay each year, up to a maximum annual contribution of $18,888 to purchase ADSs in National Grid.

Change of control provisions

No compensation would be paid for loss of office of Directors on a change of control of the Company. As at 31 March 2016, the Company had undrawn borrowing facilities of £1.7 billion available to it with a number of banks, and a further £1.4 billion of drawn bank loans which, on a change of control of the Company following a takeover bid, may alter or terminate. All the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time. In the event of a change of control of the Company, a number of governmental and regulatory consents or approvals are likely to be required, arising from laws or regulations of the UK, US or the EU. Such consents or approvals may also be required for acquisitions of equity securities that do not amount to a change of control.

No other agreements that take effect, alter or terminate upon a change of control of the Company following a takeover bid are considered to be significant in terms of their potential impact on the business as a whole.

Code of Ethics

In accordance with US legal requirements, the Board has adopted a Code of Ethics for senior financial professionals. This code is available on our website (where any amendments or waivers will also be posted) under: About us, Corporate governance, Code of Ethics. There were no amendments to, or waivers of, our Code of Ethics during the year.

Conflicts of interest

In accordance with the Companies Act 2006, the Board has a policy and procedure in place for the disclosure and authorisation (if appropriate) of actual and potential conflicts of interest. The Board continues to monitor and note possible conflicts of interest that each Director may have. The Directors are regularly reminded of their continuing obligations in relation to conflicts, and are required annually to review and confirm their external interests. During the year ended 31 March 2016, no actual conflicts of interest were identified, which required approval by the Board. However, the Board was advised of two situations in relation to which potential conflicts of interest could arise, and authorised those potential conflicts in accordance with its powers as set out in the Articles.

Corporate governance practices: differences from

New York Stock Exchange (NYSE) listing standards

The Company is listed on the NYSE and is therefore required to disclose differences in its corporate governance practices adopted as a UK listed company, compared with those of a US company.

The corporate governance practices of the Company are primarily based on the requirements of the Code but substantially conform to those required of US companies listed on the NYSE. The following is a summary of the significant ways in which the Company’s corporate governance practices differ from those followed by US companies under Section 303A Corporate Governance Standards of the NYSE.

●	The NYSE rules and the Code apply different tests for the independence of Board members.
●	The NYSE rules require a separate nominating/corporate governance committee composed entirely of independent Directors. There is no requirement for a separate corporate governance committee in the UK. Under the Company’s corporate governance policies, all Directors on the Board discuss and decide upon governance issues, and the Nominations Committee makes recommendations to the Board with regard to certain of the responsibilities of a corporate governance committee.
●	The NYSE rules require listed companies to adopt and disclose corporate governance guidelines. While the Company reports compliance with the Code in each Annual Report and Accounts, the UK requirements do not require the Company to adopt and disclose separate corporate governance guidelines.
●	The NYSE rules require a separate audit committee composed of at least three independent members. While the Company’s Audit Committee exceeds the NYSE’s minimum independent Non-executive Director membership requirements, it should be noted that the quorum for a meeting of the Audit Committee, of two independent Non-executive Directors, is less than the minimum membership requirements under the NYSE rules.
●	The NYSE rules require a compensation committee composed entirely of independent Directors, and prescribe criteria to evaluate the independence of the committee’s members and its ability to engage external compensation advisors. While the Code prescribes different independence criteria, the Non-executive Directors on the Remuneration Committee have each been deemed independent by the Board under the NYSE rules. Although the evaluation criteria for appointment of external advisors differ under the Code, the Remuneration Committee is solely responsible for appointment, retention and termination of such advisors.

National Grid Annual Report and Accounts 2015/16	Other disclosures	193

Other disclosures continued

Directors’ indemnity

The Company has arranged, in accordance with the Companies Act 2006 and the Articles, qualifying third-party indemnities against financial exposure that Directors may incur in the course of their professional duties. Equivalent qualifying third-party indemnities were, and remain, in force for the benefit of those Directors who stood down from the Board in prior financial years for matters arising when they were Directors of the Company. Alongside these indemnities, the Company places Directors’ and Officers’ liability insurance cover for each Director.

Employees

We negotiate with recognised unions. It is our policy to maintain well developed communications and consultation programmes and there have been no material disruptions to our operations from labour disputes during the past five years. National Grid believes that it can conduct its relationships with trade unions and employees in a satisfactory manner.

Human Rights

Respect for human rights is incorporated into our employment practices and our values, which include respecting others and valuing diversity. ‘Always Doing the Right Thing’ is our guide to ethical business conduct – the way in which we conduct ourselves allows us to build trust with the people we work with. We earn this trust by doing things in the right way, building our reputation as an ethical company that our stakeholders want to do business with, and that our employees want to work for. Although we do not have specific policies relating to human rights, slavery and human trafficking, our procurement policies integrate sustainability into the way we do business throughout our supply chain, so that we create value, preserve natural resources and respect the interests of the communities we serve and from which we procure goods and services. Through our Global Supplier Code of Conduct (GSCoC), we expect our suppliers to keep to all laws relating to their business, as well as adhere to the principles of the United Nations Global Compact, the Ethical Trading Initiative Base Code and the UK Modern Slavery Act 2015. In 2015 the GSCoC was further updated to include the requirements of the Living Wage Foundation. To read more on the Company’s commitment to the Living Wage please see page 45.

Listing Rule 9.8.4 R cross reference table

Information required to be disclosed by LR 9.8.4 R (starting on page indicated):

Interest capitalised	Page 112
Publication of unaudited financial information	Not applicable
Details of long-term incentive schemes	Not applicable
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable
Non pre-emptive issues of equity for cash	Not applicable
Item (7) in relation to major subsidiary undertakings	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Contracts of significance	Not applicable
Provision of services by a controlling shareholder	Not applicable
Shareholder waivers of dividends	Page 190
Shareholder waivers of future dividends	Page 190
Agreements with controlling shareholders	Not applicable

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

Political donations and expenditure

At this year’s AGM the Directors will seek authority from shareholders, on a precautionary basis, for the Company and its subsidiaries to make donations to registered political parties and other political organisations and/or incur political expenditure in the European Union (EU), in each case in amounts not exceeding £125,000 in aggregate. The definitions of these terms in the Companies Act 2006 are very wide and as a result this can cover bodies such as those concerned with policy review, law reform and the representation of the business community. It could include special interest groups, such as those involved with the environment, which the Company and its subsidiaries might wish to support, even though these activities are not designed to support or influence support for a particular party. The Company has no intention of changing its current practice of not making political donations or incurring political expenditure within the ordinary meaning of those words. This authority is therefore being sought to ensure that none of the Company’s activities inadvertently infringe these rules.

National Grid made no donations in the EU during the year, including donations as defined for the purposes of the Political Parties, Elections and Referendums Act 2000. National Grid USA and its affiliated New York and federal political action committees (each, a PAC) made political donations in the US totalling $67,550 (£45,952) during the year. National Grid USA’s affiliated New York PAC was funded partly by contributions from National Grid USA and certain of its subsidiaries and partly by voluntary employee contributions. National Grid USA’s affiliated federal PAC was funded wholly by voluntary employee contributions.

Property, plant and equipment

This information can be found under the heading note 11 property, plant and equipment on pages 122 and 123, note 19 Borrowings on pages 130 and 131, Strategic Report pages 10 to 13, where we operate on page 175 and principal operations on pages 31 to 43.

Research and development

Expenditure on research and development during the year was £29 million (2014/15: £23 million; 2013/14: £12 million). Innovation funding throughout 2015/16 has sustained investment across all three of our UK Regulated business areas: UK ET, UK GT and UK GD. Through collaboration across the industry, we have continued our drive to deliver benefits for our stakeholders, challenging the way we work and seeking new technologies to deliver these benefits. Due to the way in which we work with a large number of partners on new ideas, our disclosed research and development expenditure is lower than the overall contribution we make to the industry. We only disclose directly incurred expenditure, and not those amounts our partners incur working on projects with us.

The UK ET innovation investment continues to aim to advance our strategic ambitions to reduce the cost of providing a secure, reliable and sustainable electricity transmission system. We have installed a 400kV transformer with synthetic ester, an insulating fluid that presents a significantly lower fire risk than the mineral oil normally used; and we’ve started work towards live trials of a new insulating gas that could be an effective alternative to SF6.

194	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

Research has also progressed on understanding of and ability to predict and manage the impact of increased levels of distributed and renewable generation on the system. UK ET has also secured £12 million of Network Innovation Competition funding support for our £14 million investment in an innovation facility in northeast Wales.

The UK GT innovation portfolio has continued to grow, with a key focus on safety and risk reduction through projects exploring new techniques to conduct internal pipe inspection and improve asset integrity, alongside those to provide enhanced gas forecasting and the development of new smart asset maintenance techniques. In addition, UK GT won £4.8 million funding for Project ‘CLoCC’ (customer low-cost connections), which seeks to minimise the time and cost of connections to the national gas transmission system.

Innovation in UK GD continues to grow with a diversified portfolio focusing on six value areas which reflect both the RIIO outputs and the UK GD ambition. We continue to develop and refine robotic and pipe-lining technologies to reduce the impact of our pipe replacement activities on our customers and the environment. Our focus has shifted towards implementing the output of these innovations into the business and demonstrating the value of our innovation projects to our customers.

Research, Development & Demonstration (RD&D) work in the US has focused on the advancement of products, processes, systems and work methods that may be new to National Grid. This is accomplished by working with internal departments to identify where strategic RD&D investment is needed and is likely to prove beneficial to National Grid. To achieve these goals, we work in collaboration with technical organisations, academia and vendors in the energy sector that align with our goals and objectives. This collaboration has also helped inform our strategic direction in response to jurisdictional requests for modernisation (Grid Modernization in Massachusetts and ‘Reforming the Energy Vision’ in New York).

In the year, we invested and participated in several significant pilot projects with the intent of obtaining operational knowledge and experience of technology driven system impacts. For example, we are pre-approved to construct up to 20 MW of photovoltaic (PV) facilities in Massachusetts as part of our ‘Solar Phase II’ programme. These PV sites are designed with advanced grid interactive control features, beyond what typical PV facilities are required to provide.

Operating and analysing the performance of these grid interactive controls will help prepare and future proof our system to enable a high penetration of the Distributed Energy Resources on the distribution system. We are also supporting several Department of Energy projects under the SunShot programme, aimed to further integration and proliferation of solar PV. As part of its ongoing Worcester Smart Energy Solutions pilot in Massachusetts, the Company is continuing to examine its learnings from the customer and grid technology as deployed. Lastly, the Company is also deploying Volt VAR Optimization and Conservation Voltage Reduction technology on several distribution circuits in Rhode Island, examining the impact of intelligent centralised distribution asset control.

US expenditure for gas research, development and deployment of new technologies during 2015/16 was $2.6 million. This is largely funded through a special Regulatory Order and customer surcharge mechanism in New York State. Primary investments were in the areas of robotic inspection tools and enhancements for condition assessments of the most difficult to inspect pipelines. In addition, new tools and techniques are being developed to increase safety of the workforce, improve welding practices and advance the inspection of polyethylene pipe construction, joint quality and the tracking and traceability of materials used in the construction of our transmission and distribution assets.

To further advance the safe operation of our systems and to improve overall customer safety, methane detection equipment is being deployed and tested both as mobile solutions to identify leakage in the field and in residential buildings. After completing extensive bench testing, we are implementing a pilot study in the use of existing and new technology for methane sensors within residential properties.

Unresolved SEC staff comments

There are no unresolved SEC staff comments required to be reported.

National Grid Annual Report and Accounts 2015/16	Other disclosures	195

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

Adjusted results exclude exceptional items and remeasurements. These items are reported collectively as the second component of the financial measures. Note 4 on page 111 explains in detail the items which are excluded from our adjusted profit measures.

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

Reconciliation of adjusted operating profit to total operating profit

Adjusted operating profit is presented on the face of the income statement under the heading operating profit before exceptional items and remeasurements.

	Year ended 31 March
	2016	2015	2014
	£m	£m	£m
Adjusted operating profit	4,096	3,863	3,664
Exceptional items	(22)	–	55
Remeasurements – commodity contracts	11	(83)	16
Total operating profit	4,085	3,780	3,735

Reconciliation of adjusted operating profit to adjusted earnings and earnings

Adjusted earnings is presented in note 7 to the consolidated financial statements on page 118.

	Year ended 31 March
	2016	2015	2014
	£m	£m	£m
Adjusted operating profit	4,096	3,863	3,664
Adjusted net finance costs	(1,013)	(1,033)	(1,108)
Share of post-tax results of joint ventures and associates	59	46	28
Adjusted profit before tax	3,142	2,876	2,584
Adjusted tax	(753)	(695)	(581)
Adjusted profit after tax	2,389	2,181	2,003
Attributable to non-controlling interests	(3)	8	12
Adjusted earnings	2,386	2,189	2,015
Exceptional items after tax	278	(97)	388
Remeasurements after tax	(73)	(73)	73
Earnings	2,591	2,019	2,476

Reconciliation of adjusted EPS to EPS

Adjusted EPS is presented in note 7 to the consolidated financial statements.

	Year ended 31 March
	2016	2015[1]	2014[1]
	pence	pence	pence
Adjusted EPS	63.5	57.6	53.1
Exceptional items after tax	7.4	(2.6)	10.2
Remeasurements after tax	(1.9)	(1.8)	1.9
EPS	69.0	53.2	65.2

1.	Comparative information has been restated to reflect the additional shares issued as scrip dividends.

Reconciliation of adjusted operating profit excluding timing differences to total operating profit

Adjusted operating profit excluding timing differences is discussed on page 25. There were no major storms in 2014, 2015, or 2016.

	Year ended 31 March
	2016	2015	2014
	£m	£m	£m
Adjusted operating profit excluding timing differences	4,071	3,927	3,706
Timing differences	25	(64)	(42)
Adjusted operating profit	4,096	3,863	3,664
Exceptional items and remeasurements	(11)	(83)	71
Total operating profit	4,085	3,780	3,735

196	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

Commentary on consolidated financial statements

for the year ended 31 March 2015

In compliance with SEC rules, we present a summarised analysis of movements in the income statement, an analysis of movements in adjusted operating profit by operating segment and a summarised analysis of movements in the statement of financial position for the year ended 31 March 2015. This should be read in conjunction with the 31 March 2016 unaudited commentary included on pages 95, 99, 107 and 108.

Analysis of the income statement for the years ended

31 March 2015 and 31 March 2014

Revenue

Revenue for the year ended 31 March 2015 increased by £392 million to £15,201 million. This increase was driven by higher revenues in our UK ET business, reflecting increases in allowed Transmission Owner revenues, and higher core allowances and pass-through costs in UK GT. Revenues in our UK GD business were slightly lower as a result of changes in allowed revenues for replacement expenditure (repex). Our US Regulated business revenues were also lower, as a result of the end of the LIPA MSA last year, partially offset by revenue increases from existing rate plans, including capex trackers, together with additional income from gas customer growth and the impact of the strengthening US dollar.

Revenue for the year ended 31 March 2014 increased by £450 million to £14,809 million. This increase was driven by higher revenues in our UK ET and UK GD businesses, principally as a result of the new RIIO regulatory arrangements. Revenue in our US Regulated business was also higher, reflecting higher pass-through costs such as gas and electricity commodity costs, partially offset by the end of Niagara Mohawk deferral revenue recoveries at March 2013 and the impact of the weaker dollar.

Operating costs

Operating costs for the year ended 31 March 2015 of £11,421 million were £347 million higher than the prior year. This increase in costs included a £154 million year on year impact of changes in exceptional items and remeasurements, which is discussed below. Excluding exceptional items and remeasurements, operating costs were £193 million higher, principally due to: increases in controllable costs, including the impact of inflation and additional costs incurred in the US to improve data quality and bring regulatory filings up to date; higher US bad debt costs following last year’s exceptionally cold winter; and higher depreciation and amortisation as a result of continued investment programmes. These cost increases were partly offset by a reduction in spend on US financial systems implementation and stabilisation upgrades, with the project completing in the first half of this year.

Operating profit for the year ended 31 March 2015 included an £83 million loss (2013/14: £16 million gain) on remeasurement of commodity contracts. The year ended 31 March 2014 also included a net £55 million gain on exceptional items, including a net gain on the LIPA MSA transition in the US of £254 million; restructuring costs of £136 million, primarily in the UK as we reorganised certain parts of our business to deliver under the new RIIO price controls; and a £79 million provision for the demolition of UK gas holders that are no longer required.

Operating costs for the year ended 31 March 2014 of £11,074 million were £464 million higher than the prior year. This increase in costs was predominantly due to increases in pass-through costs in our UK and US regulated business, together with higher depreciation and amortisation as a result of continued investment and increases in our controllable costs.

Net finance costs

For the year ended 31 March 2015, net finance costs before exceptional items and remeasurements were £75 million lower than 2013/14 at £1,033 million, mainly as a result of lower average gross debt through the year, lower RPI in the UK and refinancing debt at lower rates.

For the year ended 31 March 2014, net finance costs before exceptional items and remeasurements were £16 million lower than 2012/13 at £1,108 million, mainly due to the impact of the weaker dollar.

Finance costs for the year ended 31 March 2015 included exceptional debt redemption costs of £131 million and a loss of £34 million on financial remeasurements (2013/14: gain of £93 million), relating to net losses on derivative financial instruments.

Tax

The tax charge on profit before exceptional items and remeasurements for the year ended 31 March 2015 was £114 million higher than 2013/14. This was mainly due to higher profits before tax and the non recurrence of one-off items that benefited the prior year.

The 2013/14 tax charge on profit before exceptional items and remeasurements was £38 million lower than 2012/13 at £581 million. This was mainly due to a 1% decrease in the UK statutory corporation tax rate in the year and a change in the UK/US profit mix where higher UK profits were taxed at the lower UK tax rate. Our tax charge was also affected by changes in tax provisions in respect of prior years.

Exceptional tax for 2014/15 of £78 million primarily represents tax credits on the exceptional items and remeasurements described above.

Exceptional tax for 2013/14 included an exceptional deferred tax credit of £398 million arising from a reduction in the UK corporation tax rate from 23% to 21% applicable from 1 April 2014 and a further reduction to 20% from 1 April 2015.

Adjusted earnings and EPS

As a result of the variances described above, adjusted earnings for the year ended 31 March 2015 were £2,189 million. For the year ended 31 March 2014, adjusted earnings were £2,015 million.

The above earnings performance translated into adjusted EPS growth in 2014/15 of 4.5p (8%) and 2.7p (5%) in 2013/14.

In accordance with IAS 33, all EPS and adjusted EPS amounts for comparative periods have been restated for shares issued via scrip dividends and the bonus element of the 2010 rights issue.

National Grid Annual Report and Accounts 2015/16	Other unaudited financial information	197

Other unaudited financial information continued

Analysis of the adjusted operating profit by segment for the year ended 31 March 2015

UK Electricity Transmission

For the year ended 31 March 2015, revenue in the UK ET segment was £367 million higher at £3,754 million, and adjusted operating profit increased by £150 million to £1,237 million.

Net regulated income after pass-through costs was £230 million higher, principally reflecting increases in allowed Transmission Owner revenues this year and a £43 million benefit relating to legal settlements. This was partially offset by under-recoveries of allowed revenue in the year of £89 million compared with under-recoveries of £60 million in the prior year. Regulated controllable costs were £14 million higher due to inflation, organisational change costs and additional tower maintenance costs. Depreciation and amortisation was £33 million higher reflecting the continued capital investment programme (investment in the year was £1,074 million). Other costs were £4 million higher than prior year.

UK Gas Transmission

Revenue in the UK GT segment increased by £81 million in 2014/15 to £1,022 million and adjusted operating profit increased by £20 million to £437 million.

Net regulated income after pass-through costs was £42 million higher due to earned gas permit and constraints management incentives. In addition, under-recoveries of allowed revenue in the year of £18 million were £3 million favourable to last year’s under-recoveries of £21 million. Partially offsetting the revenue gains, regulated controllable costs were £8 million higher, mainly as a result of additional system operator costs relating to EU work and some organisation change costs. Other operating costs were also £17 million higher, including a £13 million provision for decommissioning the Avonmouth LNG plant. Capital investment remained around the same level as last year at £184 million.

UK Gas Distribution

UK GD revenue decreased by £31 million in 2014/15 to £1,867 million, and adjusted operating profit decreased by £78 million to £826 million.

Net regulated income after pass-through costs was £11 million lower, reflecting changes in allowed revenues for replacement expenditure (repex). Timing differences reduced net revenues by a further £16 million, with £13 million over-recoveries in 2014/15, compared with a £29 million over-recovery in the prior year. Regulated controllable costs were £22 million higher primarily due to inflation and some organisation change costs. Depreciation and amortisation was £15 million higher reflecting the continued capital investment programme (investment in the year was £498 million). Other costs were £14 million higher, reflecting a provision for additional asset protection costs.

US Regulated

Revenue in our US Regulated business was £54 million lower in 2014/15 at £7,986 million, while adjusted operating profit increased by £39 million to £1,164 million.

The stronger dollar increased operating profit in the year by £30 million. Excluding the impact of foreign exchange, net regulated income increased by £81 million, reflecting increased revenue from existing rate plans, including capex trackers, together with additional income from gas customer growth, partially offset by the impact of the end of LIPA management services activities (MSA) in December 2013. In addition, over-recoveries of allowed revenues in the year of £30 million were £20 million favourable to last year’s over-recoveries of £10 million. Regulated controllable costs increased by £17 million excluding the impact of foreign exchange, as a result of increased gas leak and compliance work and additional costs incurred to improve data quality and bring regulatory filings up to date, partly offset by the cessation of costs associated with the LIPA MSA activities. Bad debt costs were £62 million higher excluding the impact of foreign exchange, following last year’s exceptionally cold winter.

There were no major storms affecting our operations in the years ended 31 March 2014 and 2015.

Our capital investment programme continued in the US, with a further £1,501 million invested in 2014/15, including gas leak reduction programmes and electricity capacity and reinforcement work.

Other activities

Revenue in Other activities increased by £26 million to £762 million in the year ended 31 March 2015. Adjusted operating profit was £68 million higher at £199 million.

Operating profit in the French interconnector was £18 million higher as a result of strong auction revenues this year. In the US, corporate and other activities losses were £63 million lower, mainly as a result of our finance system upgrade completing in the first half of this year. Capital investment in our Other activities was £33 million higher at £213 million.

198	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

Analysis of the statement of financial position for the year ended 31 March 2015

Goodwill and other intangible assets

Goodwill and intangibles increased by £684 million to £5,947 million as at 31 March 2015. This increase primarily relates to foreign exchange movements of £602 million and software additions of £207 million, partially offset by software amortisation of £121 million.

Property, plant and equipment

Property, plant and equipment increased by £3,544 million to £40,723 million as at 31 March 2015. This was principally due to capital expenditure of £3,263 million on the renewal and extension of our regulated networks and foreign exchange movements of £1,703 million, offset by depreciation of £1,361 million in the year.

Investments and other non-current assets

Investments in joint ventures and associates, financial and other investments and other non-current assets increased by £6 million to £728 million. This was primarily due to a decrease in investments in joint ventures of £33 million, which includes dividends received of £79 million, partially offset by our share of post-tax results for the year of £46 million, more than offset by an increase in available-for-sale investments of £46 million.

Inventories and current intangible assets, and trade and other receivables

Inventories and current intangible assets, and trade and other receivables increased by £53 million to £3,176 million as at 31 March 2015. This was due to an increase in inventories and current intangible assets of £72 million, offset by a net decrease in trade and other receivables of £19 million. The £19 million decrease consists of an increase in foreign exchange of £211 million due to the stronger US dollar against sterling and a decrease in the underlying balances of £229 million, reflecting collection of large prior year balances, including LIPA MSA and Superstorm Sandy re-insurance receivables.

Trade and other payables

Trade and other payables increased by £261 million to £3,292 million, primarily due to foreign exchange movements of £161 million and an increase in VAT liability following a change in regulations on wholesale gas and electricity trading.

Current tax balances

Current tax balances decreased by £33 million to £124 million as at 31 March 2015. This was due to the tax payments made in 2014/15 being only partially offset by a smaller current year tax charge.

Deferred tax balances

Deferred tax balances increased by £215 million to £4,297 million as at 31 March 2015. This was primarily due to the impact of the £299 million deferred tax credit on actuarial losses (a £172 million tax charge in 2013/14) being offset by the impact of the reduction in the UK statutory tax rate, foreign exchange movements of £203 million and the reduction in prior year charges.

Provisions and other non-current liabilities

Provisions (both current and non-current) and other non-current liabilities increased by £168 million to £3,654 million as at 31 March 2015. Total provisions increased by £90 million in the year. The underlying movements include additions of £105 million relating to an increase to the provision for the estimated environmental restoration and remediation costs for a number of sites and other provision increases of £57 million, together with foreign exchange movements of £133 million, offset by utilisation of £209 million in relation to all classes of provisions.

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

The principal movements in net obligations during the year included net actuarial losses of £771 million and employer contributions of £508 million. Net actuarial losses included actuarial losses on plan liabilities of £2,746 million arising as a consequence of increases in the UK real discount rate and the nominal discount rate in the US. This was partially offset by actuarial gains of £2,154 million arising on plan assets.

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

National Grid Annual Report and Accounts 2015/16	Other unaudited financial information	199

Summary consolidated financial information

Financial summary (unaudited)

The financial summary set out below has been derived from the audited consolidated financial statements of National Grid for the five financial years ended 31 March 2016. It should be read in conjunction with the consolidated financial statements and related notes, together with the Strategic Report. The information presented below for the years ended 31 March 2012, 2013, 2014, 2015 and 2016 has been prepared under IFRS issued by the IASB and as adopted by the EU1.

	2016	2015	2014	2013[1]	2012[1]
Summary income statement £m
Revenue	15,115	15,201	14,809	14,359	13,832
Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	4,096	3,863	3,664	3,639	3,491
Exceptional items, remeasurements and stranded cost recoveries	(11)	(83)	71	110	44
	4,085	3,780	3,735	3,749	3,535
Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	3,142	2,876	2,584	2,533	2,408
Exceptional items, remeasurements and stranded cost recoveries	(110)	(248)	164	178	(26)
	3,032	2,628	2,748	2,711	2,382

Profit for the year	2,594	2,011	2,464	2,154	1,919
Profit for the year attributable to equity shareholders
Before exceptional items, remeasurements and stranded cost recoveries	2,386	2,189	2,015	1,913	1,709
Exceptional items, remeasurements and stranded cost recoveries	205	(170)	461	240	208
	2,591	2,019	2,476	2,153	1,917
Earnings per share
Basic – continuing operations (pence)[2]	69.0	53.2	65.2	56.7	50.6
Diluted – continuing operations (pence)[2]	68.7	52.9	64.9	56.5	50.4
Basic (pence)[2]	69.0	53.2	65.2	56.7	50.6
Diluted (pence)[2]	68.7	52.9	64.9	56.5	50.4

Number of shares – basic (millions)[3]	3,755	3,798	3,798	3,794	3,788
Number of shares – diluted (millions)[3]	3,771	3,815	3,817	3,813	3,807
Dividends per ordinary share
Paid during the year (pence)	43.16	42.25	40.85	39.84	37.40
Approved or proposed during the year (pence)	43.34	42.87	42.03	40.85	39.28
Paid during the year ($)	0.664	0.697	0.636	0.633	0.599
Approved or proposed during the year ($)	0.635	0.672	0.696	0.632	0.623

1.	For the years ended 31 March 2015 and 31 March 2016, there have been no significant changes in accounting standards, interpretations or policies that have a material financial impact on the selected financial data. For the year ended 31 March 2014, the adoption of IAS 19 (revised) ‘Employee benefits’ resulted in a significant change in pensions and employee benefits accounting. The numbers included in the selected financial data above for the years 31 March 2012 and 2013 were restated to show the impact of IAS 19 (revised).
2.	Items previously reported for 2012 – 2015 have been restated to reflect the impact of the bonus element of the rights issue and the additional shares issued as scrip dividends.
3.	Number of shares previously reported for 2012 – 2015 have been restated to reflect the impact of the additional shares issued as scrip dividends.

200	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

	2016	2015	2014	2013[1]	2012[1]
Summary statement of net assets
Non-current assets	52,622	49,058	44,895	45,129	41,684
Current assets	6,312	6,031	7,489	9,576	5,387
Assets of businesses held for sale	–	–	–	–	264
Total assets	58,934	55,089	52,384	54,705	47,335
Current liabilities	(7,721)	(7,374)	(7,331)	(7,445)	(6,004)
Non-current liabilities	(37,648)	(35,741)	(33,134)	(37,026)	(32,001)
Liabilities of businesses held for sale	–	–	–	–	(87)
Total liabilities	(45,369)	(43,115)	(40,465)	(44,471)	(38,092)
Net assets	13,565	11,974	11,919	10,234	9,243
Shareholders’ equity	13,555	11,962	11,911	10,229	9,236

Summary cash flow statement
Cash generated from continuing operations	5,660	5,350	4,419	4,037	4,487
Tax paid	(292)	(343)	(400)	(287)	(259)
Net cash inflow from operating activities	5,368	5,007	4,019	3,750	4,228
Net cash flows used in investing activities	(4,036)	(2,001)	(1,330)	(6,130)	(2,371)
Net cash flows (used in)/from financing activities	(1,328)	(3,253)	(2,972)	2,715	(1,900)
Net increase/(decrease) in cash and cash equivalents	4	(247)	(283)	335	(43)

1.	For the years ended 31 March 2015 and 31 March 2016, there have been no significant changes in accounting standards, interpretations or policies that have a material financial impact on the selected financial data. For the year ended 31 March 2014, the adoption of IAS 19 (revised) ‘Employee benefits’ resulted in a significant change in pensions and employee benefits accounting. The numbers included in the selected financial data above for the years 31 March 2012 and 2013 were restated to show the impact of IAS 19 (revised).

National Grid Annual Report and Accounts 2015/16	Summary consolidated financial information	201

Further information regarding financial KPIs and other performance measures

As part of our financial review on pages 22–25, various financial KPIs and performance measures are identified. Further details as to how these are calculated are provided below.

Group return on equity

The Group RoE calculation provides a measure of the performance of the whole Group compared with the amounts invested by the Group in assets attributable to equity shareholders.

Calculation: Regulatory financial performance including a long-run assumption of 3.0% RPI inflation, less adjusted interest and adjusted taxation divided by equity investment in assets.

●	Adjusted interest removes interest on pensions, capitalised interest and release of provisions.
●	Adjusted taxation adjusts the Group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest.
●	Equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of Other activities and our share of joint ventures and associates; minus opening net debt as reported under IFRS.

UK regulated return on equity

UK operational return is a measure of how a business is performing operationally against the assumptions used by the regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator and that RPI inflation is equal to a long-run assumption of 3.0%.

Calculation: Base allowed RoE plus or minus the following items:

●	Additional allowed revenues/profits earned in the year from incentive schemes, less associated corporation tax charge;
●	Totex outperformance multiplied by the company sharing factor set by the regulator; and
●	Revenues (net of associated depreciation and base allowed asset return) allowed in the year associated with incentive performance earned under previous price controls but not yet fully recovered, less associated corporation tax charge (excluding logging up or pensions recovery).

Divided by average equity RAV in line with regulatory assumed capital structure.

US regulated return on equity

US regulated RoE is a measure of how a business is performing operationally against the assumptions used by the regulator. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure. This is a post-tax US GAAP metric as calculated annually (calendar year to 31 December).

Calculation: Regulated net income divided by equity rate base.

●	Regulated net income calculated as US GAAP operating profit less interest on the adjudicated debt portion of the rate base (calculated at the actual rate on long term debt, adjusted where the proportion of long term debt in the capital structure is materially different from the assumed regulatory proportion) less tax at the adjudicated rate.
●	Regulated net income is adjusted for earned savings as appropriate and for certain material specified items.
●	Equity rate base is the average rate base for the calendar year as reported to the Group’s regulators or, where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings multiplied by the adjudicated equity portion in the regulatory capital structure.

202	National Grid Annual Report and Accounts 2015/16	Additional Information

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

B

Board

The Board of Directors of the Company (for more information see pages 47 and 48).

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

Connect21

The Company’s US strategy to build and operate a better energy distribution network for the 21st century digital economy, helping to move to a decarbonised future.

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

demand side response (DSR)

Arrangements between the Company and certain customers, through which those customers agree to increase or reduce demand in response to a signal where the Company requires it.

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

Depositary

Depositary means The Bank of New York Mellon acting as depositary.

Directors/Executive Directors/Non-executive Directors

The Directors/Executive Directors and Non-executive Directors of the Company whose names are set out on pages 47 and 48 of this document.

dollars or $

Except as otherwise noted all references to dollars or $ in this Annual Report and Accounts relate to the US currency.

National Grid Annual Report and Accounts 2015/16	Definitions and glossary of terms	203

Definitions and glossary of terms continued

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

FRS

A UK Financial Reporting Standard as issued by the UK Financial Reporting Council (FRC). These apply to the Company’s individual financial statements on pages 168 to 173, which are prepared in accordance with FRS 101.

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

kW

Kilowatt, being an amount of power equal to 1,000 watts.

kWm

Kilowatt-month, being an amount of energy equivalient to delivering 1kW of power for a period of one month.

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

MW

Megawatt, being an amount of power equal to 1 million watts.

204	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

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

OPEB

Other post-employment benefits.

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

PSA

The 15-year power supply agreement with LIPA which came into effect on 28 May 2013, under which the Company supplies electricity to communities and businesses across Long Island.

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

RIIO

The revised regulatory framework issued by Ofgem which was implemented in the eight-year price controls which started on 1 April 2013.

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

Scope 3 greenhouse gas emissions

Scope 3 emissions are indirect greenhouse gas emissions as a consequence of the operations of the Company, but are not owned or controlled by the Company, such as emissions from third-party logistics providers, waste management suppliers, travel suppliers, employee commuting, and combustion of sold gas by customers.

National Grid Annual Report and Accounts 2015/16	Definitions and glossary of terms	205

SEC

The US Securities and Exchange Commission, the financial regulator for companies with registered securities in the US, including National Grid and certain of its subsidiaries.

SEH Committee

The Safety, Environment and Health Committee of the Board whose role is explained on page 60.

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

U

UK

The United Kingdom, comprising England, Wales, Scotland and Northern Ireland.

UK Corporate Governance Code (the Code)

Updated guidance, issued by the Financial Reporting Council in September 2014, on how companies should be governed, applicable to UK listed companies, including National Grid.

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

V

value added

Value added is a measure to capture the value created through investment attributable to equity holders, being the change in total regulated and non-regulated assets including goodwill (both at constant currency) plus the cash dividend paid in the year plus share repurchase costs less the growth in net debt (at constant currency). This is then presented on an absolute and a per share basis.

value growth

Value growth is the growth in the value of our regulated and non-regulated assets including goodwill plus dividend plus share repurchase costs less net debt, as a percentage.

206	National Grid Annual Report and Accounts 2015/16	Additional Information

Additional Information

Want more information or help?

Capita Asset Services For queries about ordinary shares:	The Bank of New York Mellon For queries about American Depositary Shares:	Further information about National Grid including share price and interactive tools can be found on our website:

0371 402 3344

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the UK will be charged at the applicable international rate. Lines are open 8.30am to 5.30pm, Monday to Friday excluding public holidays. If calling from outside the UK: +44 (0)371 402 3344

Visit the National Grid share portal

www.nationalgridshareholders.com

Email: nationalgrid@capita.co.uk

National Grid Share

Register Capita Asset Services

The Registry

34 Beckenham Road

Beckenham, Kent BR3 4TU

1-800-466-7215

If calling from outside the US:

+1-201-680-6825

www.mybnymdr.com

Email: shrrelations@

cpushareownerservices.com

The Bank of New York Mellon

Depository Receipts

PO Box 30170

College Station, Texas 77842-3170

www.nationalgrid.com

Beware of share fraud

Fraudsters use persuasive and high-pressure tactics to lure investors into scams. Shareholders are advised to be wary of any unsolicited advice or offers, whether over the telephone, through the post or by email. If you receive any such unsolicited communication please check the company or person contacting you is properly authorised by the Financial Conduct Authority (FCA) before getting involved. You can check at www.fca.org.uk/consumers/protect-yourself and can report calls from unauthorised firms to the FCA by calling 0800 111 6768.

Financial calendar

The following dates have been announced or are indicative:

2 June 2016	Ordinary shares go ex-dividend for 2015/16 final dividend
3 June 2016	Record date for 2015/16 final dividend
9 June 2016	Scrip reference price announced
20 June 2016	Scrip election date
25 July 2016	2016 AGM
10 August 2016	2015/16 final dividend paid to qualifying shareholders
10 November 2016	2016/17 half year results
24 November 2016	Ordinary shares go ex-dividend
25 November 2016	Record date for 2016/17 interim dividend
11 January 2017	2016/17 interim dividend paid to qualifying shareholders
May 2017	2016/17 preliminary results

Dividends

The Directors are recommending a final dividend of 28.34 pence per ordinary share ($2.0445 per ADS) to be paid on 10 August 2016 to shareholders on the register as at 3 June 2016. Further details in respect of dividend payments can be found on page 24. If you live outside the UK, you may be able to request that your dividend payments be converted into your local currency.

Under the Deposit Agreement, a fee of up to $0.05 per ADS can be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the 2015/16 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to the distribution of the cash dividend.

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

Manage your shareholding online via the National Grid share portal:

●	Have your dividends paid direct to your bank account instead of receiving cheques
●	Choose to receive your dividends in shares, via our scrip dividend scheme
●	Register your AGM vote
●	Get copies of your dividend confirmations and view your dividend payment history
●	Update your address details

Registered office

National Grid plc was incorporated on 11 July 2000. The Company is registered in England and Wales No. 4031152, with its registered office at 1–3 Strand, London WC2N 5EH.

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

Individual Savings Accounts (ISAs): Corporate ISAs for National

Grid shares are available from Stocktrade. For more information, call Stocktrade on 0131 240 0443, email isa@stocktrade.co.uk or write to Stocktrade, 7th floor, Atria One, 144 Morrison Street, Edinburgh EH3 8BR.

National Grid Annual Report and Accounts 2015/16	Want more information or help?	207

Cautionary statement

This document comprises the Annual Report and Accounts for the year ending 31 March 2016 for National Grid and its subsidiaries.

It contains the Directors’ Report and Financial Statements, together with the independent auditors’ report thereon, as required by the Companies Act 2006. The Directors’ Report, comprising pages 08 to 81 and 174 to 202, has been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to National Grid.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of our activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of our IT systems and supporting technology; performance against regulatory targets and standards and against our peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this document include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in our borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for us to maintain financial resources in certain parts of our business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in our regulated businesses and whether aspects of our activities are contestable; the funding requirements and performance of our pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with our employees or the breach of laws or regulations by our employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes to the energy mix and the integration of distributed energy resources and the need to grow our business to deliver our strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures.

For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report and the Risk factors on pages 183 to 186 of this document. In addition, new factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this document.

The contents of any website references in this document do not form part of this document.

208	National Grid Annual Report and Accounts 2015/16	Additional Information

Printed on Amadeus 100% Recycled Offset paper.

The paper is independently certified according to the

rules of the Forest Stewardship Council® (FSC). The

manufacturing mill holds the ISO 14001 environmental

certification and the EU Eco-label (EMAS).

Printed by Pureprint Group, ISO 14001, FSC®

certified and CarbonNeutral®.

Designed and produced by Addison Group

nationalgrid

National Grid plc
1–3 Strand
London WC2N 5EH
United Kingdom
www.nationalgrid.com

Further Information

Exchange Rates

The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at the latest practicable date, 3 June 2015.

	High	Low
June 2016*	1.4517	1.4414
May 2016	1.4714	1.4351

*	For the period to 3 June 2016.

Share ownership

At 3 June 2016, the latest practicable date, none of the directors had an individual beneficial interest amounting to greater than 1% of the Company’s shares.

Material interests in shares

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

Capital Group Companies, Inc. held 10.02% of our outstanding share capital as at 12 June 2012 Their shareholding increased to 10.91% of our outstanding share capital as at 31 March 2013, 11.02%as at 5 April 2013, 11.03% as at 31 March 2014 and then such holdings decreased to 4.981% as at 31 March 2015 and then to 3.881% as at 20 April 2015. As noted on page 189 of the 2015/2016 Annual Report and Accounts, we have been notified that Capital Group Companies, Inc. held 3.88% of our outstanding share capital as at 31 March 2015 and such holdings remains unchanged as at 3 June 2016.

Black Rock, Inc. has held 5.21% of our outstanding share capital as at 5 June 2014 and 5 June 2015. As noted on page 189 of the 2015/2016 Annual Report and Accounts, we have been notified that Black Rock, Inc. held 5.88% of our outstanding share capital as at 31 March 2016 and such holdings decreased as at 26 May 2016 to 3.92% which percentage remains unchanged as at 3 June 2016

Since 31 March 2016, we have not been notified of any other subsequent significant change in the percentage of shares held by the shareholders, listed on page 189 of the 2015/2016 Annual Report and Accounts

Material interest in American Depositary Shares

As at 3 June 2016, we had 14,857 registered holders of our American Depositary Shares (ADSs) representing ownership of 10.9% of our issued and outstanding share capital, excluding ordinary shares held in treasury. As at 3 June 2016, based on information available to us, we believe that approximately 10.9% of our issued and outstanding share capital (whether in the form of shares or ADSs), excluding shares held in treasury, was held beneficially in the United States.

Price history

The following table sets forth the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated.

	Ordinary Share (Pence)		ADS ($)
	High	Low	High	Low
June 2016*	1011.50	959.60	72.14	70.09
May 2016	1015.50	953.01	74.67	71.48

*	For the period to 3 June 2016, the latest practicable date.

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

Incorporated by reference

2(b).12

Amended and Restated Trust Deed dated 14 August 2015 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme.

Filed herewith

2(b).13

Amended and Restated Trust Deed dated 21 September 2015 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc

Filed herewith

€15,000,000,000 Euro Medium Term Note Programme.

2(b).14

Amended and Restated Trust Deed dated 9 December 2015 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme.

Filed herewith

4(c).1	Service Agreement among The National Grid plc and Steven Holliday dated 1 April 2006. (Exhibit 4.(c).3 to National Grid Transco Form 20-F dated 19 June 2007 File No. 1-14958)	Incorporated by reference

4(c).2	Service Agreement among The National Grid plc and Andrew Bonfield dated 1 November 2010. (Exhibit 4(c).20 to National Grid plc Form 20-F dated 13 June 2011 File No 1-14958)	Incorporated by reference

4(c).3	Service Agreement among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2014.(Exhibit 4(c).5 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)	Incorporated by reference

4(c).4

Amendment to Service Agreement .(Exhibit 4(c).5 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958) among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2015

Filed herewith

4(c).5	Letter of Appointment—Sir Peter Gershon. (Exhibit 4(c).10 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).6	Letter of Appointment—Paul Golby. (Exhibit 4(c).11 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).7	Letter of Appointment—Ruth Kelly. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).8	Letter of Appointment—Nora Mead Brownell. (Exhibit 4(c).13 to National Grid plc Form 20-F dated 6 June 2013 File No. 1-14958)	Incorporated by reference

4(c).9	Letter of Appointment—Mark Williamson. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 6 June 2013 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment—Jonathan Dawson. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 6 June 2013 File No. 1-14958)	Incorporated by reference

4(c).11	Letter of Appointment—Therese Esperdy....(Exhibit 4(c).14 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)	Incorporated by reference

4(c).12	Employment Agreement among National Grid plc, National Grid USA and Dean Seavers dated 22 October 2014.	Incorporated by reference

4(c).13	National Grid plc Deferred Share Plan. (Exhibit 4.2 to National Grid plc S-8 dated 28 July 2011 File No. 333-175852)	Incorporated by reference

4(c).14	National Grid Executive Share Option Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).15	National Grid Group Share Matching Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

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

Incorporated by reference

4(c).17	National Grid Executive Share Option Scheme. (Exhibit 4D to National Grid Group S-8 dated 26 July 2001 File No. 333-65968)	Incorporated by reference

4(c).18

Lattice Group Short Term Incentive Scheme (approved by a resolution of the shareholders of BG Group plc effective 23 October 2000; approved by a resolution of the Board of National Grid Transco plc on 30 April 2004; amended by resolutions of the Board of Lattice Group plc effective on 21 October 2002 and 13 May 2004).

Incorporated by reference

(Exhibit 4.23 to National Grid Transco Form 20-F dated 16 June 2004 File No. 1-14958)

4(c).19	National Grid USA Companies’ Defined Contribution Supplemental Executive Retirement Plan. (Exhibit 4.2 to National Grid plc S-8 dated 23 October 2012 File No. 14958)	Incorporated by reference

8

List of subsidiaries—The list of the Company’s significant subsidiaries as of 31 March 2016 is incorporated by reference to “Financial Statements—Notes to the consolidated financial statements—32. Subsidiary undertakings, joint venture and associates — Principal subsidiary undertakings” on page 157 included in the Annual Report on Form 20-F for the financial year ended 31 March 2016. This list excludes subsidiaries that do not, in aggregate, constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X as at 31 March 2015.

Incorporated by reference

12.1	Certification of John Pettigrew pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

12.2	Certification of Andrew Bonfield pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

13.1

Certifications of John Pettigrew and Andrew Bonfield furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act).

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

7 June 2016