Form 20-F
period 2017-03-31
NATIONAL GRID PLC
filed 2017-06-06
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2017

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

National Grid plc

1-3 Strand London WC2N 5EH, England

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Ordinary Shares of 12 204/473 pence each	The New York Stock Exchange*
American Depositary Shares, each representing five	The New York Stock Exchange
Ordinary Shares of 12 204/473 pence each
6.625% Guaranteed Notes due 2018	The New York Stock Exchange
Preferred Stock ($100 par value-cumulative):
3.90% Series	The New York Stock Exchange
3.60% Series	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 March 2017 was

Ordinary Shares of 11 17/43 pence each	3,942,983,447

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files): Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐    International Financial Reporting Standards as issued  by the International Accounting Standards Board ☑     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☑

This constitutes the annual report on Form 20-F of National Grid plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) for the year ended 31 March 2017 and is dated 6 June 2017. Details of events occurring subsequent to the approval of the annual report on 17 May 2017 are summarised in section “Further Information” which forms a part of this Form 20-F. The content of the Group’s website (www.nationalgrid.com/uk) should not be considered to form part of this annual report on Form 20-F.

Form 20-F Cross Reference Table

Item	Form 20-F caption	Location in the document	Page(s)
1	Identity of directors, senior management and advisors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key Information
	3A Selected financial data	“Additional Information—Summary consolidated financial information”	200-201
		“Strategic Report—Financial review”	20-23
		“Financial Statements—Consolidated statement of financial position”	88
		“Financial Statements Consolidated statement of financial position—Unaudited commentary on consolidated statement of financial position—Net debt”	89
		“Financial Statements—Consolidated cash flow statement—Unaudited commentary on the consolidated cash flow statement—reconciliation of cash flow to net debt”	91
		“Additional Information—Other unaudited financial information—Alternative performance measures”	193-195
		“Additional Information—Shareholder information—Exchange rates”	186
		“Exchange Rates”	“Further Information”
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk Factors	“Additional Information—Internal control and risk factors—Risk factors”	180-183
4	Information on the company
	4A History and development of the company	“Want more information or help?”	207 Back cover
		“Additional Information—The business in detail—Key milestones”	172
		“Strategic Report—At a glance”	2-3
		“Strategic Report—Chairman’s Statement”	4-5
		“Strategic Report—Chief Executive’s review”	6-7
		“Strategic Report—Our purpose, vision, strategy and values”	8
		“Strategic Report—Our operating environment”	9
		“Strategic Report—Other performance measures—Capital Expenditure”	22
		“Additional Information—Shareholder information—Articles of Association”	184-185
		“Financial Statements—Consolidated statement of financial position—Unaudited commentary on consolidated statement of financial position—Property, plant and equipment”	89
		“Financial Statements—Consolidated cash flow statement—Unaudited commentary on the consolidated cash flow statement—Net capital expenditure”	91
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—(c) Capital expenditure”	96
		“Financial Statements—Notes to the consolidated financial statements—9. Discontinued operations”	112-115
		“Additional Information—The business in detail—UK Regulation”; “US Regulation” and	174-179

i

Item	Form 20-F caption	Location in the document	Page(s)
		“—Summary of US price controls and rate plans”
	4B Business overview	“Additional Information—The business in detail—Where we operate”	173
		“Strategic Report—At a glance”	2-3
		“Strategic Report—Our purpose, vision and strategy”	8
		“Strategic Report—Our operating environment”	9
		“Strategic Report—Progress against our current strategy”	10-13
		“Strategic Report—Our Business model”	14
		“Strategic Report – Financial Review—Additional commentary on financial KPIs”	20-21
		“Strategic Report—Regulatory financial performance”	23
		“Strategic Report—Principal operations—UK”; “—US”; and “—other activities”	24-29
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis” and “—unaudited commentary on the results of our principal operations by segment”	95-98
		“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(e) Commodity risk”	150
		“Additional Information—The business in detail—UK Regulation”; “—US Regulation”; and “—Summary of US price controls and rate plans”	174-179
	4C Organizational structure	“Financial Statements—Notes to the consolidated financial statements—32. Subsidiary undertakings, joint ventures and associates—Principal subsidiary undertakings”	154-156
	4D Property, plants and equipment	“Strategic Report—Financial Review—Additional commentary on financial KPIs—Regulated asset base growth”	21
		“Additional Information—The business in detail—Where we operate” and — “Other disclosures—Property, plant and equipment”	173 191
		“Strategic Report—Other performance measures—Capital Expenditure”	22
		“Financial Statements—Consolidated statement of financial position—Unaudited commentary on consolidated statement of financial position—Property, plant and equipment”	89
		“Additional Information—Other disclosures—Property, plant and equipment”	191
		“Financial Statements—Notes to the consolidated financial statements—12. Property, plant and equipment”	118-119
		“Financial Statements—Notes to the consolidated financial statements—20. Borrowings”	127-128
		“Additional Information—Other unaudited financial information—Capital investment”	195
4A	Unresolved staff comments	“Additional Information—Other disclosures—Unresolved SEC staff comments”	192
5	Operating and financial review and prospects

Item	Form 20-F caption	Location in the document	Page(s)
	5A Operating results	“Strategic Report—Financial review”	20-23
		“Strategic Report—Our operating environment”	9
		“Additional Information—The business in detail—UK regulation”; “—US regulation”; and “—Summary of US price controls and rate plans”	174-179
		“Strategic Report—Principal operations—UK”; “—US”; and “—other activities”	24-29
		“Financial Statements—Consolidated income statement—Unaudited commentary on the consolidated income statement”	85
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—Unaudited commentary on the results of our principal operations by segment”	97-98
		“Additional Information—Commentary on consolidated financial statements”	198-199
		“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(d) Currency risk”	149
		“Additional Information—Internal control and risk factors—Risk factors—Law and regulation”	181
	5B Liquidity and capital resources	“Strategic Report—Financial review”	20-23
		“Financial Statements—Notes to the consolidated financial statements—1.A Going concern”	92
		“Financial Statements—Consolidated cash flow statement and “—Unaudited commentary on the consolidated cash flow statement”	90-91
		“Additional Information—Internal control and risk factors—Risk factors—Financing and liquidity—An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses”	183
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—Unaudited commentary on the results of our principal operations by segment”	97-98
		“Financial Statements—Notes to the consolidated financial statements—16. Derivative financial instruments”	123-125
		“Financial Statements—Notes to the consolidated financial statements—19. Cash and cash equivalents”	127
		“Financial Statements—Notes to the consolidated financial statements—20. Borrowings”	127-128
		“Financial Statements—Notes to the consolidated financial statements—27. Net debt”	142-143
		“Financial Statements—Notes to the consolidated financial statements—28. Commitments and contingencies”	144
		“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(b) Liquidity risk”	148
		“Financial Statements—Notes to the consolidated financial statements—30.	149

Item	Form 20-F caption	Location in the document	Page(s)
		Financial risk management—(d) Currency risk”
		“Financial Statements—Notes to the consolidated financial statements—. Financial risk management—(f) Capital risk management”	151
		“Financial Statements—Notes to the consolidated financial statements—31. Borrowing facilities”	153
		“Material Interests in Shares” and “Material interest in American Depositary Shares”	“Further Information”
	5C Research and development, patents and licenses, etc.	“Additional Information—Other disclosures—Research and development”	191-192
	5D Trend information	“Strategic Report—Financial review”	20-23
		“Strategic Report—Principal operations—UK”; “—US”; and “—other activities”	24-29
		“Strategic Report—Our operating environment”	9
	5E Off-balance sheet arrangements	“Financial Statements—Unaudited commentary on consolidated statement of financial condition—Off balance sheet items”	89
	5F Tabular disclosure of contractual obligations	“Financial Statements—Notes to the consolidated financial statements—28. Commitments and contingencies”	144
	5G Safe Harbor	“Important notice”	1
		“Want more information or help?—Cautionary statement”	207-208
6	Directors, senior management and employees
	6A Directors and senior management	“Corporate Governance—Our Board”	34-35
	6B Compensation	“Corporate Governance—Annual statement from the Remuneration Committee chairman” and “Corporate Governance—Annual report on Remuneration”	54-71
		“Financial Statements—Notes to the consolidated financial statements—3. Operating costs—(c) Key management compensation”	100
		“Financial Statements—Notes to the consolidated financial statements—23. Pensions and other post-retirement benefits”	129-137
	6C Board practices	“Corporate Governance—Our Board”	34-35
		“Additional Information—Other disclosures” “—Conflict of interest”; and —Director’s indemnity”	190-191

“Corporate Governance—“Board Composition, Our Board and its committees and Board and committee interactions”; “—Audit Committee”; “—Finance Committee”; “—Safety, Environment and Health Committee”; “—Nominations Committee”; “—Executive Committee”; “—Management committees” and “—Statement of compliance with the UK Corporate Governance Code”

			36-52
		“Corporate Governance—Annual statement from the Remuneration Committee chairman”	54-55
		“Corporate Governance— At a glance” and —“Directors’ Remuneration Policy— Future policy table – Executive Directors”	56-59
		“Corporate Governance— Directors’ Remuneration Policy—Approved policy table – Non-executive Directors (NEDs)”	60
		“Corporate Governance— Directors’ Remuneration Policy—Service contracts and	61-62

Item	Form 20-F caption	Location in the document	Page(s)
		policy on payment for loss of office” and “—Policy on Recruitment remuneration”
		“Additional Information—Shareholder Information—Articles of Association—Directors”	184
	6D Employees	“Financial Statements—Notes to the consolidated financial statements—3. Operating costs—(b) Number of employees”	99
		“Additional Information—Other disclosures—Employees”	191
	6E Share ownership	“Corporate Governance— Annual report on Remuneration —Statement of Directors’ shareholdings and share interests (audited information)”	68
		“Corporate Governance— Directors’ Remuneration Report—Annual report on remuneration”	63-71
		“Additional Information—Shareholder information—Material interests in shares”	186
		“Additional Information—Other disclosures—All-employee share plans”	190
		“Share ownership”	“Further Information”
7	Major shareholders and related party transactions
	7A Major shareholders	“Additional Information—Shareholder information—Material interests in shares”	186
		“Material interests in shares” and “Material interest in American Depositary Shares”	“Further Information”
	7B Related party transactions	“Financial Statements—Notes to the consolidated financial statements—29. Related party transactions”	145
		“Material interests in shares”	“Further Information”
		“Financial Statements—Notes to the consolidated financial statements—28 Commitment and Contingencies.	144
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and other financial information
		“Financial Statements—Report of Independent Registered Public Accounting Firm—Audit opinion for Form 20-F”	83
		“Financial Statements—Notes to the consolidated financial statements—1. Basis of preparation and recent accounting developments”	92-94

“Financial Statements—Consolidated income statement”; “—Consolidated statement of comprehensive income”; “—Consolidated statement of changes in equity”; “—Consolidated statement of financial position”; and “—Consolidated cash flow statement”

			84-91
		“Financial Statements—Notes to the consolidated financial statements—analysis of items in the primary statements”	92-143
		“Financial Statements—Notes to the consolidated financial statements—supplementary information”	144-165
		“Strategic Report—Chairman’s statement”	4-5
		“Strategic Report—Financial Review—Other	22

v

Item	Form 20-F caption	Location in the document	Page(s)
performance measures—Divided growth”
	8B Significant changes	“Subsequent Events”	“Further Information”
9	The offer and listing
	9A Offer and listing details	“Additional Information—Shareholder information—“Exchange Rates”, “—Share price”, and “— Price History”	186-187 “Further Information”
	9B Plan of distribution	Not applicable
	9C Markets	“Additional Information—Shareholder information—Share price”	187
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	“Additional Information—Shareholder Information—Articles of Association”	184-185
		“Additional Information—Other disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	190
		“Additional Information—Shareholder information—Share capital”	186-187
	10C Material contracts	“Additional Information—Other disclosures—Material contracts”	191
	10D Exchange controls	“Additional Information—Shareholder information—Exchange controls”	185
	10E Taxation	“Additional Information—Shareholder information—Taxation”	187-189
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	“Additional Information—Shareholder information—Documents on display”	185
	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk
	11A Quantitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—16. Derivative financial instruments”	123-125
		“Financial Statements—Notes to the consolidated financial statements—33. Sensitivities on areas of estimation and uncertainty”	157-158

“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(a) Credit risk”; “—(b) Liquidity risk”; “—(c) Interest rate risk”; “—(d) Currency risk”; “—(e) Commodity risk”; “—(f) Capital risk management”; and “—(g) Fair value analysis”

145-152
		“Strategic Report—Financial review”	20-23
	11B Qualitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—16. Derivative financial instruments”	123-125

“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(a) Credit risk”; “—(b) Liquidity risk”; “—(c) Interest rate risk”; “—(d) Currency risk”; “—(e) Commodity risk”; “—(f) Capital risk management”; and “—(g) Fair value analysis”

145-152
		“Strategic Report—Financial review”	20-23

Item	Form 20-F caption	Location in the document	Page(s)
		“Additional Information—Internal Control and Risk factors—Risk Factors”	180-183
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American depositary shares	“Additional Information—Shareholder information—Description of securities other than equity securities: depositary fees and charges”	185
		“Additional Information—Shareholder information—Depositary payments to the Company”	185
		“Additional Information—Definitions and glossary of terms”	203-206
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	“Additional Information—Internal control and risk factors—Disclosure controls” and “—Internal control over financial reporting”	180
		“Corporate Governance—Audit Committee”	40-44
		“Financial Statements—Report of Independent Registered Public Accounting Firm—Audit opinion for Form 20-F”	83
16	16A Audit committee financial expert	“Corporate Governance—Board and Committee Membership and Attendance”	37
	16B Code of ethics	“Additional Information—Other disclosures—Code of Ethics”	190
	16C Principal accountant fees and services	“Corporate Governance—Audit Committee—External audit”	43-44
		“Financial Statements—Notes to the consolidated financial statements—3. Operating costs—(e) Auditors’ remuneration”	100
	16D Exemptions from the listing standards for audit committees	Not applicable	–
	16E Purchases of equity securities by the issuer and affiliated purchasers	“Additional Information—Shareholder information—Authority to purchase shares”	186
	16F Change in registrant’s certifying accountant		–
	16G Corporate governance	“Additional Information—Other disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	190
	16H Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	“Financial Statements—Company accounting policies”	166-167
		“Financial Statements—Notes to the consolidated financial statements—1. Basis of preparation and recent accounting developments”	92-94

“Financial Statements—Consolidated income statement”; “—Consolidated statement of comprehensive income”; “—Consolidated statement of changes in equity”; “—Consolidated statement of financial position”; and “—Consolidated cash flow statement”

			84-91
		“Financial Statements—Notes to the consolidated financial statements—analysis of	92-143

Item	Form 20-F caption	Location in the document	Page(s)
items in the primary statements”
		“Financial Statements—Notes to the consolidated financial statements– supplementary information”	144-165
		“Financial Statements—Report of Independent Registered Public Accounting Firm—Audit opinion for Form 20-F”	83
19	Exhibits	Filed with the SEC	–

Annual Report
and Accounts 2016/17

Bring Energy to Life

Right:
North Sea Link
Page 29

Below:
Switchgear replacement
in Walpole
Page 25

Highlights 2016/17

Financial highlights

Adjusted operating profit (From continuing operations)	Adjusted earnings per share (From continuing operations)	Adjusted operating profit (Total)[1]	Adjusted earnings per share (Total)[1]
£3,773m	56.9p	£4,667m	73.0p
+17%	+19%	+14%	+16%
2015/16: £3,214m	2015/16: 48.0p*	2015/16: £4,096m	2015/16: 63.2p*

Statutory operating profit (From continuing operations)	Statutory earnings per share (From continuing operations)	Statutory operating profit (Total)[1]	Statutory earnings per share (Total)[1]
£3,208m	48.1p	£4,102m	207.1p
-1%	-5%	+0.4%	+201%
2015/16: £3,225m	2015/16: 50.4p*	2015/16: £4,085m	2015/16: 68.7p*

* Comparative earnings per share (EPS) data has been restated for the impact of scrip dividend issues.
1 Comprises continuing and discontinued operations.

Operational highlights

Capital investment (Total)[1]	Group safety performance
£4,450m	0.10 IFR
+13%	+0.00 (See page 10)
2015/16: £3,946m	2015/16: 0.10 IFR

Greenhouse gas emissions (million tonnes carbon dioxide equivalent)	Employee engagement score (From continuing operations)
7.2	77%
-1.4%	+4 percentage points
2015/16: 7.3	2015/16: 73%

Left:
Buffalo Niagara
Medical Campus
Page 27

Information about our reporting

Our financial results are reported in sterling. We convert our US business results at the weighted average exchange rate during the year, which for 2016/17 was $1.28 to £1 (2015/16 $1.47 to £1).

We use adjusted profit measures which exclude the impact of exceptional items and remeasurements. These are used by management to assess the underlying performance of the business. Reconciliations to statutory financial information are shown on page 193.

Online report

The PDF of our Annual Report and Accounts 2016/17 includes a full search facility. You can find the document by visiting the investor relations section at www.nationalgrid.com and using a word search.

Further information Throughout this report you can find links to further detail within this document or online. Please look out for the following icon:

Our people on the front cover (clockwise)

Thomas Drumm, Supervisor, Rhode Island, and Don Wolanski, First Class Lineman, Rhode Island. Sue Foster, Customer Service Advisor – Domestic Customer Operations, Solihull.

Nasima Khanom, Team Coordinator – Business Development, Blyth, and Amanda Nock, Governance and Compliance Officer, Solihull. Mary Grace Welch, Lead Economic Development Representative, New York. Steven Abatiello, Web Operations Manager, New York.

Contents

National Grid Annual Report and Accounts 2016/17

Strategic Report
The Strategic Report includes an overview of our strategy and business model, the principal risks we face and information about our performance. In addition to the financial review included within this section, we provide additional analysis and commentary, including the performance of our operating segments, within the unaudited commentary sections of the Financial Statements. This additional analysis forms part of our Strategic Report.	At a glance	02
	Chairman’s statement	04
	Chief Executive’s review	06
	Our purpose, vision, strategy and values	08
	Our operating environment	09
	Progress against our current strategy	10
	Our business model	14
	Internal control and risk management	15
	Viability statement	19
	Financial review	20
	Principal operations	24
	Our people	30

Corporate Governance
The Corporate Governance Report, introduced by our Chairman, contains details about the activities of the Board and its committees during the year. We include reports from the Audit, Nominations, Remuneration, Finance, and Safety, Environment and Health Committees. We also include details of our shareholder engagement activities.	Corporate Governance contents and statement of compliance with the UK Corporate Governance Code	32
	Directors’ Report and other disclosures	53
	Directors’ Remuneration Report	54

Financial Statements
Our Financial Statements include: the independent auditors’ reports; consolidated financial statements prepared in accordance with IFRS as adopted by the EU; related commentary and notes to the consolidated financial statements; and the Company’s financial statements prepared in accordance with FRS 101.	Financial Statements contents	72
	Introduction to the Financial Statements	73
	Statement of Directors’ responsibilities	74
	Independent auditors’ report	75
	Report of Independent Registered Public Accounting Firm	83

Additional Information
This section includes additional disclosures and information, definitions and a glossary of terms, summary consolidated financial information, and other useful information for shareholders, including contact details for more information or help.	Additional Information contents	172
	Definitions and glossary of terms	202
	Want more information or help?	207
	Cautionary statement	208

	We use a number of technical terms and abbreviations within this document. For brevity, we do not define terms or provide explanations every time they are used; please refer to the glossary on pages 202–206 for this information as well as an important notice in relation to forward-looking statements with our cautionary statement.

National Grid Annual Report and Accounts 2016/17	Contents	1

Total adjusted operating profit (%)	At a glance

We are one of the world’s largest investor-owned utilities focused on transmission and distribution activities in electricity and gas in the UK and the US. We play a vital role in connecting millions of people to the energy they use, safely, reliably and efficiently. We are organised into operating segments, which we describe below.

You can find more information about what we do on our website www.nationalgrid.com For information about our approach to paying our taxes, please see Note 6 in the Financial Statements, on page 104.

UK Electricity Transmission

We own and operate the electricity transmission network in England and Wales, with day-to-day responsibility for balancing supply and demand. We operate but do not own the Scottish networks. Our networks comprise approximately 7,200 kilometres (4,474 miles) of overhead line, 1,500 kilometres (932 miles) of underground cable and 342 substations.

UK Gas Transmission

We own and operate the gas National Transmission System (NTS) in Great Britain, with day-to-day responsibility for balancing supply and demand. Our network comprises approximately 7,660 kilometres (4,760 miles) of high-pressure pipe and 618 above-ground installations.

Group total adjusted operating profit*	Adjusted operating profit	Adjusted operating profit
£4,667m	£1,372m	£511m
2015/16: £4,096m	2015/16: £1,173m	2015/16: £486m
Group total statutory operating profit*	Statutory operating profit	Statutory operating profit
£4,102m 2015/16: £4,085m	£1,361m 2015/16: £1,173m	£507m 2015/16: £486m

Group total capital investment†	Capital investment	Capital investment
£4,450m	£1,027m	£214m
2015/16: £3,946m	2015/16: £1,084m	2015/16: £186m

* From continuing and discontinued operations † Includes investments in joint ventures and associates

Our role as system operator

As Great Britain’s System Operator (SO) we make sure Great Britain’s gas and electricity is transported safely and efficiently from where it is produced to where it is consumed. We seek to ensure that supply and demand are balanced in real-time and we facilitate the connection of assets to the transmission system. In the US, similar services are provided by independent system operators.

2	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

US Regulated	Other Activities	Discontinued operations

Electricity: We both own and operate transmission facilities across upstate New York, Massachusetts, New Hampshire, Rhode Island and Vermont. We own and operate electricity distribution networks in upstate New York, Massachusetts and Rhode Island, serving approximately 3.4 million customers. The assets we operate include 14,219 kilometres (8,835 miles) of overhead line, 377 transmission substations and 763 distribution substations.

Gas: We own and operate gas distribution networks across the northeastern US, located in upstate New York, New York City, Long Island, Massachusetts and Rhode Island. Our networks deliver gas to approximately 3.6 million customers.

Our other activities mainly relate to non-regulated businesses and other commercial operations not included within the business segments including: interconnectors; UK-based gas metering activities; UK property management; a UK liquefied natural gas (LNG) importation terminal; US LNG operations; US unregulated transmission pipelines; and corporate activities.

In 2016/17, we announced plans to create National Grid Ventures. With effect from April 2017, we have brought together key assets outside our core regulated businesses into this new unit. See page 28 for further details.

Until 31 March 2017, we owned and operated four gas distribution networks comprising approximately 131,000 kilometres (81,400 miles) of pipeline, transporting gas from the NTS to around 10.9 million consumers on behalf of 41 gas shippers. As announced on 31 March 2017, a 61% interest in this business was sold to a consortium of investors. The Consortium comprises Macquarie Infrastructure and Real Assets, Allianz Capital Partners, Hermes Investment Management, CIC Capital Corporation, Qatar Investment Authority, Dalmore Capital and Amber Infrastructure Limited/International Public Partnerships. National Grid has retained a 39% interest in the business. The figures below reflect performance of the business on a 100% basis for the entire year and include the results of Xoserve Limited (previously reported within other activities).

Adjusted operating profit	Adjusted operating profit	Adjusted operating profit
£1,713m	£177m	£894m
2015/16: £1,185m	2015/16: £370m	2015/16: £882m
Statutory operating profit	Statutory operating profit	Statutory operating profit
£1,278m	£62m	£894m
2015/16: £1,196m	2015/16: £370m	2015/16: £860m
Capital investment	Capital investment	Capital investment
£2,247m	£374m	£588m
2015/16: £1,856m	2015/16: £254m	2015/16: £566m

US regulated RoE %	UK regulated RoE %	Gain on sale £5,321m Cash receipts of £5.5bn

National Grid Annual Report and Accounts 2016/17	At a glance	3

Chairman’s statement

National Grid is responding positively to wide-reaching

developments in our operating environment and taking

steps to build a stronger foundation for the future.

“We have a role to play in helping communities have fair and equal access to opportunities to be successful.”

In focus

Full-year dividend of

44.27p/share

Final dividend of 29.10 p/share

expected to be paid on

16 August 2017*

Special dividend for payment

on 2 June 2017

84.375p

Responsible business

www.nationalgrid.com/responsibility

Our KPIs

pages 10–13

*Subject to shareholder approval of the proposed share consolidation, the final dividend will be paid on post consolidation shareholdings.

Over the past year, we have seen significant developments both in our external environment and within the Company.

In the summer of 2016, the UK voted to leave the European Union (EU), leading to a change in government leadership. More recently, a General Election was announced for 8 June 2017. We have also seen a new administration in the US following the Presidential election. We await developments in its policy positions.

Amid these developments, public trust in big business and political institutions remains low. The cost of energy and the impact of investment in new technology on bills remains a matter of concern for politicians, regulators and consumers. The energy industry needs to work hard to demonstrate affordability and build trust with consumers and communities who feel disconnected from the opportunities that technological and market changes can bring.

In early 2017, the UK Government presented proposals for a UK industrial strategy, including recommendations for developing energy infrastructure, skills and investment in technology and innovation.

The commitment of governments across the world to support the agreement on climate change made at the Paris Conference of the Parties sent a strong signal that we have to tackle the threat of rising temperatures. You can read more about these changes and our responses on page 9.

In light of these changing external circumstances, together with the ongoing evolution of the energy industry and growth in distributed generation, Chief Executive John Pettigrew, together with the Executive team, has led a review of our business. This has resulted in a clear articulation of our purpose and the evolution of our vision, values and the strategic priorities that guide our business. You can read more about these on page 8.

I am pleased that John has delivered a very strong performance in his first year as Chief Executive. Together with his team, he has made significant progress on our commitments and towards evolving the direction for National Grid.

Nicola Shaw joined the Board on 1 July 2016 as Executive Director, UK, and I am pleased that she has also made a very good start.

Gas Distribution

This year we concluded the sale of a majority interest in our UK Gas Distribution business to a consortium of investors. This has created value for our shareholders through a significant gain on the disposal.

We announced a one-off return of £4 billion of net proceeds to shareholders through a combination of a special dividend and share buy-backs. I am also pleased that we voluntarily set aside £150 million of the sale proceeds that will be used to benefit consumers.

On 19 April 2017, following Board approval, we announced the special dividend of 84.375 pence per share ($5.4224 per American Depositary Shares) which will be paid to ordinary shareholders on 2 June 2017. To ensure, as far as possible, that the share price is not affected by the special dividend, shareholder approval is sought for a share consolidation on an 11 for 12 basis, which means that for every 12 shares you had, you will have 11 if approved. This and other related resolutions will also be considered at a General Meeting on 19 May 2017. Notice of this meeting was sent to all shareholders.

4	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

Results

As a consequence of the sale of a 61% interest in the UK Gas Distribution business, this year’s accounts are more complex than in previous years. In particular, we report our earnings for the Group excluding UK Gas Distribution (the ‘continuing Group’) separately from the results of that business, which we report within ‘discontinued operations’. You can find out more about the main aspects of this on pages 112–115.

Standing back from the detail of these accounts, I would like to highlight two aspects. Firstly, the strength of the balance sheet and our key credit metric of retained cash flow divided by adjusted net debt. Secondly, the cash flows in the business, which have enabled us to grow the full-year dividend in line with our policy, and continue to grow the capital investment in the business to help meet our growth aims.

Dividend policy

Our dividend policy aims to grow the ordinary dividend per share at least in line with the rate of UK RPI growth each year for the forseeable future. Accordingly, the Board has recommended an increase in the final dividend to 29.10 pence per ordinary share ($1.8924 per American Depositary Share)*. If approved, this will bring the full-year dividend to 44.27 pence per share ($2.8351 per American Depositary Share), an increase of 2.1% over the 43.34 pence per ordinary share in respect of the financial year ended 31 March 2016.

Responsible business

It is a fundamental fact of our business that the work we do carries risks for our employees, customers and the general public. Operating a safe working environment is the primary responsibility of the Board and our Executive leadership team. It is a responsibility we take very seriously, and when we fall short of expected levels of safety, we make sure lessons are learnt and shared, as well as making sure we take any necessary remedial actions as soon as is practicable.

We also have a responsibility to contribute towards the economic, social and environmental well-being of the communities where we operate. In early 2016, the UN presented their 17 Sustainable Development Goals. At National Grid we are focusing on five of these goals where we can help to make a difference. These include affordable and clean energy, as well as climate action.

For example, we have made significant progress in our search for low-carbon alternatives to SF6, an electrical insulator that has a global warming impact 23,900 times that of CO2. We are trialling an alternative (Green Gas for Grid, or g3) that delivers the same technical benefits at less than 2% of the global warming impact of SF6. I am pleased to say g3 has now been certified for use on part of our network and the equipment insulated with this gas is now energised.

National Grid recognises the wider role we can play in helping communities have fair and equal access to opportunities to be successful. We work with community groups, charities and educational institutions to help address some of the challenges felt by the most disadvantaged in our society who can struggle to access decent and sustainable education and employment.

For example, working with Teach First in the UK, our employees coach new teachers as they start their careers in some of the most challenging schools in the country. We share Teach First’s aim to end educational inequality, which is one of the main barriers to social mobility.

In the US, we are supporting United Way of Rhode Island’s Housing for All Fund. The fund helps people who are making tough choices around which basic needs they can afford. Through this support, we are playing our part in building a stronger community by helping people access more affordable housing. It helps to retain and attract people to the area, supporting the wider economic recovery of the region.

How we manage our operational sites can have a major impact on the environmental well-being of communities. For example, I was pleased to see a project in the UK where our newest graduate recruits worked with site managers and the Yorkshire Wildlife Trust to enhance the environment at our site in Kirkstall, Leeds. The land around our site has been subject to anti-social behaviour and fly-tipping. Our project will see graduate volunteers addressing these issues, building a sensory garden and improving the woodland and ponds so that the local community can access and use the site safely.

Corporate governance

After nearly six years’ tenure as a Non-executive Director, Ruth Kelly has decided that due to personal circumstances and time commitments she will not be seeking re-election by shareholders at the next Annual General Meeting. Ruth has made a significant contribution throughout her time with the Company and we are sorry to see her go.

I was pleased to welcome Pierre Dufour to our Board in February 2017. Pierre’s wealth of experience will bring great value to our Board and to the Remuneration and Nominations Committees. Additionally, his strong track record in safety and industrial risk management, and the supervision of complex multinational engineering projects, makes him ideally placed to strengthen the expertise on our Safety, Environment and Health Committee.

The topic of corporate governance has been the subject of considerable political and media attention in the UK during 2016/17. The Financial Reporting Council (FRC) is now undertaking a fundamental review of the UK Corporate Governance Code and we shall be an active participant in its consultation process.

Your Board continues to be very mindful of the need to create value for our shareholders within a framework of high standards of corporate governance, recognition of our responsibilities to the wider group of the Company’s stakeholders and setting the right tone from the top.

Looking ahead

We will work closely with our customers and stakeholders to understand the impact of the UK exit from the EU as Brexit negotiations develop.

We believe it is in the interests of consumers to make sure the UK has continued barrier-free access to neighbouring energy markets and to the benefits realised through harmonised trading arrangements with the EU.

Our US business will continue to work with all levels of government to find efficient energy solutions for the communities we work in, and to solve issues facing the energy sector. We remain committed to ensuring a sustainable and clean energy future for all our customers.

The increasing threat from cyber attacks mean we must remain vigilant to the very real risks posed to our critical national infrastructure. We continue to focus on the strategies needed to protect our business, our customers and the communities that rely on our services.

I would like to extend my deepest appreciation to all our employees and the management team for their hard work, dedication and commitment to your Company’s success.

Sir Peter Gershon
Chairman

National Grid Annual Report and Accounts 2016/17	Chairman’s statement	5

Chief Executive’s review

The past year was an important period for National Grid.

We completed the sale of a majority interest in our UK Gas

Distribution business, made progress with our new rates

in the US, and developed our thinking on National Grid’s

purpose, vision and strategic direction.

“Our purpose, which sets out why National Grid exists, is simple – we bring energy to life.”

A period of change

The energy sector is undergoing transformation. It faces greater change and uncertainty than ever before, which brings fresh challenge and new opportunities. As a result, we have spent considerable time over the past year re-evaluating how we will respond to these new challenges. The result is an articulation of our purpose, and evolution of our vision and strategy, which guide everything we do.

Find out more

For more information on the challenges we face see page 9

You can read more about our purpose and how we have evolved our vision and strategy on page 8

I am proud of what we have achieved during 2016/17. We have continued being innovative and efficient to deliver savings for customers, while taking steps across the Group to evolve by investing in newer technologies. These developments come at a time when there have been considerable changes in our operating environment, as described on page 9.

This is why our leadership team has conducted a strategic review of our business to articulate our purpose and evolve our vision and strategy. I am excited by the evolution of our strategy, which we are setting out in this report.

Our performance in 2016/17

In terms of safety, our overall lost time injury frequency rate for the Group was 0.08, which is considered to be world class. This figure, which includes our contractors and excludes the UK Gas Distribution business, is slightly different to our KPI for the Group’s employee injury frequency rate. You can read about this on page 10.

However, we were all reminded of the importance of safety this year, following a tragic incident in which one of our UK employees lost his life. We take safety very seriously at National Grid – it remains a fundamental priority – and we will do everything we can to learn from incidents, so we can continually improve our performance.

Both our UK and US businesses remain committed to achieving the highest possible standards for safe working.

We invested £4.5 billion of capital this year in our businesses, a record level for the Group, driving growth of 5% in our total asset base.

In both the UK and US, we continued to achieve close to 100% reliability across our networks.

At National Grid, we are very aware of the need to put our customers at the heart of how we run our business. In all of our business areas, both in the UK and in the US, we have exceeded our customer satisfaction targets, which I believe is testament to the continuous efforts we have made on improving the services we provide.

Finally, through the strong operational performance and growth in our assets, we support our growing dividend. We measure our performance through our Group Return on Equity (RoE), which remained strong at 11.7% this year and Value Added, which increased to £1.9 billion this year, equivalent to 51.6 pence/share.

Developments in our business

In 2016/17, we have made progress in our business in a number of important areas.

The sale of a majority interest in our UK Gas Distribution business marks an important milestone for National Grid. We worked closely with the purchasing Consortium to ensure a smooth transition for our customers and employees so that services continue to be delivered safely and efficiently. The sale puts our portfolio in a strong position to support higher growth and to continue delivering an attractive dividend while maintaining a healthy balance sheet.

We have retained a 39% interest in the new Gas Distribution business, and have entered into an option agreement with the Consortium

6	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

for the potential future sale and purchase of an additional 14% interest. This would be on broadly similar terms to the sale of the 61% equity interest.

During 2016/17, we made progress with our rate cases in the US, securing agreements in Massachusetts, New York City and Long Island. The New York agreements include provision to phase the impact on consumer bills over time to help manage the increase in costs.

Our ability to make new investments in our US networks means we can continue our work to ensure a clean, sustainable energy supply for our customers. In December, we began the transmission of electricity to Rhode Island from the Block Island wind farm, the first offshore wind generation in the US. You can read more about our US investments on pages 26–27.

In the UK, Ofgem concluded its mid-period review of the RIIO price control for Gas and Electricity Transmission, giving us certainty over our core revenues for the remaining RIIO period.

Also this year, we issued a joint statement with BEIS and Ofgem about the enhanced role and greater separation of the Electricity System Operator (ESO) function. While the proposals are subject to consultation, we support the principle of greater separation of the ESO role within National Grid. We believe it is the most effective way to balance the interests of consumers with the need to maintain security of supply in a fair and competitive energy market. We look forward to working with the regulator and our stakeholders to deliver the best possible outcome for UK consumers.

The outcome of the UK referendum on EU membership has challenged all businesses to consider the impact Brexit will have on their operations. We continue to work positively with both UK and EU legislators to maintain access to cross-border services so we are able to ensure the UK’s security of supply and the interests of energy consumers.

We welcome the opportunity the UK Government’s Green Paper ‘Building our Industrial Strategy’ provides to contribute to the industrial development of the UK. We believe secure, low-carbon and affordable energy underpins the success of all the UK’s industries. We welcome the commitment to investing in the skills and education needed to encourage future innovation in energy systems.

We have brought together our Other Activities, which mainly comprise businesses that are adjacent to our core regulated operations, to create a new division with its own leadership. It will be called National Grid Ventures and its objectives are to focus on the development of new growth opportunities and strengthening our commercial and partnership capabilities for the future. A recent example of this is our partnership with US solar supplier Sunrun, which we announced in January. I would like to welcome Badar Khan to my leadership team as Group Director, Corporate Development and National Grid Ventures.

You can read more about the developments in our UK, US and other businesses on pages 24–29.

Our purpose, vision and strategy

Throughout this year’s Annual Report and Accounts, we describe our performance for 2016/17 against our current strategy. However, as Sir Peter has described, there is much change taking place in our operating environment.

The shift to a low-carbon economy is gathering pace in both the UK and US. Globally, investment in coal-powered generation is falling and renewables have now overtaken coal as the world’s largest source of installed power capacity. This year, for the first time, we saw periods where no coal-fired power stations generated electricity in the UK. In the US, investment in solar, battery storage and energy efficiency continues apace.

With such change happening all around us, we cannot stand still. That’s why we have developed our thinking on National Grid’s purpose, vision and strategic direction.

Our purpose, which sets out why we exist, and what we bring to our customers and wider society, is simple: we bring energy to life. This means getting the heat, light and power that customers rely on to their homes and businesses; and supporting the communities that we are a part of.

Our vision is to exceed the expectations of our customers, shareholders and communities today and make possible the energy systems of tomorrow. How we perform individually, and as an organisation, is guided by this single ambition.

So, what does this all mean for our strategy? Our strategic focus is predicated on our customers. As a responsible, purpose-led organisation, we must put into sharper focus the customers to whom we deliver – their needs and priorities must come first. And by making decisions that consider our customers’ interests, we will be able to deliver sustainable performance over the long term. Therefore, we are focused on three specific areas.

Firstly, we are finding new ways of optimising our operational performance, so we can maximise value from our businesses. And as we improve performance, it increases our efficiency and ultimately benefits the customer by improving affordability.

Secondly, we are seeking opportunities to drive asset growth by investing in our core regulated assets where we see strong potential. This investment is needed to deliver asset health, network expansion and modernisation. We expect the current levels of spend to continue over the medium term.

And thirdly, we are making further changes to make sure National Grid is better equipped for the future. As I described earlier, we have created National Grid Ventures, which will focus on developing new growth opportunities and strengthening our commercial and partnership capabilities for the future.

You can read more about our purpose, vision and strategy on page 8.

Our people

Our performance is dependent on the commitment and achievements of our people. As Chief Executive, it’s been a privilege to meet many of our employees across the organisation and see how they deliver for their customers, their communities and each other.

That’s why I am pleased to report that our annual employee engagement score has risen to 77% from 73%.

If we are to achieve the strategic objectives I have described, it’s important that we continue to make sure our employees have the right skills and capabilities to lead us through this period of change.

Over the past year, we’ve delivered an average of 6.5 days of technical, safety, leadership or professional effectiveness training per employee in the UK and US. You can read more about this on pages 30 – 31.

Looking ahead

Our focus will remain on driving the performance of the business to deliver strong Group returns and increasing Value Added.

To achieve this, our UK and US regulated businesses will continue looking for ways to optimise performance. In 2017/18, we will look to achieve good outcomes for our US rate filings. In the UK, we’ll begin the process of preparing for RIIO-T2. The performance of our regulated businesses will be underpinned by continued investment, so we can make sure we deliver a safe, reliable and affordable service for our customers. Our newly formed National Grid Ventures will look for opportunities adjacent to our core business to support its growth.

John Pettigrew
Chief Executive.

National Grid Annual Report and Accounts 2016/17 7	Chief Executive’s review	7

Our purpose, vision, strategy and values

We describe on page 9 how the operating environment for our industry is changing. To make sure National Grid is well positioned to respond to these changes, we have evolved our purpose, vision, strategy and values.

Our vision

“We will exceed

the expectations

of our customers,

shareholders and

communities

today and make

possible the

energy systems

of tomorrow.”

Our purpose

Having a clear sense of what we stand for as a company and what it is that binds us all together is vitally important. This is what we call our purpose. In simple terms it’s what drives our desire to serve our customers and it’s that thing that makes us proud about the work we do.

Our purpose is to bring energy to life.

In its simplest form ‘bring energy to life’ means getting the heat, light and power that customers rely on to their homes and businesses. But ‘life’ also means supporting the communities that we are a part of and live amongst to support the economic growth and sustainability of wider society.

Our vision

Our vision describes how we create value – not just today, but in the future too.

Our vision is: “We will exceed the expectations of our customers, shareholders and communities today and make possible the energy systems of tomorrow.”

The needs of our customers, shareholders and communities are at the heart of everything we do. So, our vision statement clearly describes the ambitious challenge we have set ourselves – to make sure we deliver value for them every day.

Our vision also looks to the future, reminding us of the critical role we will play for future generations. We are already seeing changes in our energy system as more renewable and decentralised generation is introduced. To be relevant in this future, we have to play an active role in helping shape the energy landscape, and benefiting from what it provides.

Our strategy

We have three strategic priorities for our business that will help us achieve our vision.

1) Find new ways of optimising our operational performance

Our customers want and need us to be more efficient, so we must find ways to improve how we run our business. We have looked at enhancing our productivity and customer experience through more efficient and customer-focused processes. Given the scale of our core business in the UK and US, even small improvements will have a huge impact on our overall performance. Finding new ways of optimising our operational performance will be an important factor in our ability to compete and grow. It creates the financial capacity and the capability for us to future-proof our business.

2) Look for opportunities to grow our core business

Delivering strong operational performance provides us with a foundation to pursue other opportunities. We will continue to pursue business development opportunities that are close to our core business. In the US, we will build on our successful efforts over the past two years to pursue opportunities in electricity and gas transmission. In the UK, interconnectors and competitive onshore transmission projects will be our focus over the next decade.

3) Make sure National Grid is better equipped for the future

We need to future-proof our business against the effects of a changing energy landscape. The operation of our networks is already affected by changes to the generation mix, while the needs and expectations of our customers are evolving.

Our preparations for the future have already begun in the UK and US with the establishment of National Grid Ventures, which brings together our non-network businesses to focus on targeted investment in the energy sector outside of our core business. We are also looking to develop new capabilities that are essential for long-term success.

For example, our partnership with Sunrun, the largest dedicated residential solar company in the US, allows us to increase our capability in the distributed energy space, and enhance our ability to meet the changing energy needs of our customers and communities.

Our values

We know that how we deliver is as important as what we deliver. If our purpose is the ‘why’, our values are the ‘how’. They help shape our spirit, attitude and what guides us. We have to adapt and develop our values to align with the expectations of our customers and communities, without losing sight of the things that make us strong today.

Our values build on and protect our strong foundations while looking to the future. They are aligned to our purpose and help our people understand how we expect to achieve our purpose and vision for our customers and each other.

Every day we do the right thing and find a better way.

‘Do the right thing’ pulls together our foundational values – keeping each other and the public safe; complying with all the relevant rules, regulations and policies; respecting our colleagues, customers and communities; and saying what we think and challenging constructively. ‘Find a better way’ challenges us to focus on performance and continuous improvement for our customers, our shareholders and communities.

8	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

Our operating environment

Our operating environment is shaped by the regulatory choices governments make to respond to the changing needs of energy consumers. In meeting these demands, regulators seek to balance often conflicting objectives. In the last year we have seen a shift in focus to affordability and moving to a low carbon economy.

	Affordability	Security of supply	Sustainability
Commentary

The cost of the energy is an issue for consumers, industry, energy providers, regulators and governments. Consumers expect a reliable energy system that delivers gas and electricity when and where it is needed. They pay for the cost of this infrastructure and improvements to it through the network costs part of their energy bills. The costs are subject to regulatory approval.

The energy system is in a phase of transition from high to low carbon. Coal plants are closing down and being replaced with nuclear, renewables and gas, as well as emerging battery storage. During the transition, electricity margins need to be monitored and actively managed as we move to a generation mix with greater volumes of intermittent generation.

Our world is changing as a result of human activity and its impact on the environment. The Paris Agreement sends a clear signal that the shift to a low-carbon economy is inevitable, and it is now accepted that sustainable business is good business – delivering value for people, the environment and business. This includes reducing greenhouse gas emissions, managing non-renewable resources, and preserving and protecting habitats and ecosystems.

Developments

In the UK, the Government set out proposals for an industrial strategy that confirms the high priority placed on affordability of energy. Ofgem proposed a number of adjustments to allowances for UK Gas and Electricity Transmission following its mid-period review of the RIIO-T1 price control.

In the US, the cost of energy remains a concern for consumers and regulators who expect affordable, reliable and cleaner energy while keeping costs low. As new technologies, such as solar, are adopted, there are fears that low-income customers may not have access to cheaper, cleaner sources of energy.

Energy security remains a priority for the UK Government, and a number of balancing tools are available to manage capacity. BEIS introduced amendments to the UK capacity market to improve long-term planning of capacity and reduce costs to consumers.

The UK Government has also committed to proceed with the Hinkley Point C nuclear power station.

In the US, the reliability of energy infrastructure remains a concern for consumers, regulators and policy makers. Regulators are seeking investment to improve the security and resilience of energy networks.

In December 2015, the Paris Agreement entered into force, and as at 17 May 2017 has been ratified by 146 national governments. The Agreement requires signatories to commit to reducing global greenhouse gas emissions with the aim of limiting increases in global average temperature.

Investment in solar generation has continued in both the UK and US. The first offshore wind project in the US went operational off the coast of Rhode Island. This year, for the first time, we saw periods where no coal-fired power stations generated electricity in the UK.

The UK BEIS green paper on industrial strategy included a focus on developing education and skills for energy innovation. In the US, state regulators continue to support energy innovation projects through programmes such as New York State’s ‘Reforming the Energy Vision’.

Our response

Our US and UK regulated businesses continue to strive for greater efficiency to help offset the impact of costs for energy and capital investment programmes. We continue to find innovative ways to reduce both the time and cost to repair or replace assets, minimising the costs to consumers.

In the US, the rate case outcomes for New York included plans to phase increases over three years to mitigate the impact on consumer bills. We also provide low-income assistance to more than 118,000 households in upstate New York annually, with programmes and experts dedicated to delivering solutions for those struggling to pay their energy bills.

In the UK, we have been able to generate £460 million of savings for consumers in the first four years of the RIIO arrangements and additionally we voluntarily set aside £150 million of the proceeds from the sale of a majority interest in our UK Gas Distribution business that will be used to benefit consumers. We are expecting around £200 million of cost savings for consumers resulting from awarding Enhanced Frequency Response contracts for more than 200 MW of battery storage in July 2016.

We continue to support BEIS and Ofgem on capacity market policy development and applicant readiness. We also continue to work with our delivery partners to achieve operational milestones. National Grid was asked to play an important role in Electricity Market Reform and act as the Delivery Body administering new market arrangements – the Capacity Mechanism and Contracts for Difference – which provide incentives for the investment required in our energy infrastructure.

In the US, recent rate case decisions in New York State and Massachusetts have approved increased capital investment programmes to improve electricity and gas infrastructure. We have also extended our grid modernisation pilot in Worcester.

Reducing greenhouse gas emissions forms part of the Company’s KPIs (see page 12).

In the UK, we are working with customers and stakeholders to gather insights on the future role of gas in managing the transition to a low-carbon future. We continue to work with BEIS and Ofgem on the development of future energy systems as we respond to the shift to low-carbon energy in the UK.

In the US, we support the Clean Power Plan. We continue to invest in new gas and electricity infrastructure that will further decarbonise generation, removing the use of coal and oil while increasing the use of renewables. We own 21 MW of solar generation and plan to add 14 MW more.

In January 2017, we formed a partnership with Sunrun, the largest dedicated provider of residential solar systems in the US. The partnership includes a residential solar co-marketing pilot already in progress in our service area on Staten Island, targeting roughly 100,000 homeowners.

National Grid Annual Report and Accounts 2016/17	Our operating environment	9

Progress against our current strategy

We first set out our current strategy in our 2012/13 Annual Report and have continued to report on our progress against it since then. As we describe on page 9, there is an extraordinary amount of change facing our industry, so we have articulated our purpose, and evolved our vision and strategy (see page 8).

Our strategic objectives

We aim to be a recognised leader in the development and operation of safe, reliable and sustainable energy infrastructure, to meet the needs of our customers and communities and to generate value for our investors. We measure our progress in creating value for our investors.

All data in this section includes UK Gas Distribution unless otherwise stated.

Our strategic objectives

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

Our customers, communities and other stakeholders demand safe, secure and reliable supply of their energy. This is reflected in our regulatory contracts where we are measured and rewarded on the basis of meeting our commitments to customers and other stakeholders.

How we assess progress:

Employee lost time injury frequency rate

This is the number of employee lost time injuries per 100,000 hours worked in a 12-month period (including fatalities). Our ambition is to achieve a world-class safety performance of below 0.1.

Employee lost time injury frequency rate

per 100,000 hours worked

Our overall lost time injury frequency rate for the Company has remained at 0.10 which is an historic low level for the Company.

Customer satisfaction

The table below summarises how we measure customer satisfaction and also shows our targets for each business area.

	Methodology		Measure

UK	RIIO-related metrics agreed with Ofgem		Score from surveys

US	Customer Trust Advice metric		Score from survey

		16/17	15/16	Target

UK Electricity
Transmission		7.4	7.5	6.9[1]

UK Gas
Transmission		8.0	7.6	6.9[1]

UK Gas
Distribution		_[2]	8.4	8.3[1]

US – Residential[3]		60.7%	56.5%	57.4%

1. Figures represent our baseline targets set by Ofgem for reward or penalty under RIIO. The maximum score we can receive is 10.

2. Our customer satisfaction results are reported on an annual basis with the results being published later this year.

3. Our customer satisfaction methodology has changed from using the JD Power survey measure to the Customer Trust Advice survey metric. The new survey specifically focuses on the services we provide for our customers and better represents their views of us.

10	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

Our customer satisfaction KPI comprises four components: Ofgem’s UK electricity and gas transmission and distribution customer satisfaction scores, and the US residential Customer Trust Advice survey metric. The US metric has been in place for two years and measures customers’ sentiment and overall satisfaction with National Grid by asking their level of trust in our advice to make good energy decisions.

In all of our key business areas, both in the US and in the UK, we have exceeded our customer satisfaction targets. You can find out more about our work on behalf of customers on pages 24–27.

Network reliability

Network reliability is measured separately for each of our business areas. The table below provides a simple visual representation of our performance across all of our networks. Our targets are set out in the table for our UK networks, and are set individually for each of our US jurisdictions.

Network reliability

		Target or base %	16/17	Performance against target
UK Electricity
Transmission	T	99.9999	99.999964	exceeded
UK Gas
Transmission	T	100	99.97500	not achieved
UK Gas
Distribution	T	99.999	99.998	not achieved
US Electricity
Transmission	B	99.9	99.97	no target
US Electricity
Distribution	B	99.9	99.994	no target

Key:

T – Target

B – No target set or set individually by each jurisdiction. Accordingly, we set a base and report performance above the base.

We aim to deliver reliability by planning our capital investments to meet challenging demand and supply patterns, designing and building robust networks, having risk-based maintenance and replacement programmes, and detailed and tested incident response plans. We have not met our targets for UK Gas Transmission and Distribution. UK Gas Transmission missed its target as there was cessation to the flow at two supply points on the NTS on a small number of occasions. UK Gas Distribution had two incidents in the East of England network. One of these affected around 6,000 customers and was caused by third-party damage to our assets. The other affected around 2,500 customers.

You can find more information about our UK principal operations on pages 24–25, and our US principal operations on pages 26–27.

Group return on equity (RoE)

We measure our performance in generating value for our shareholders by dividing our annual return by our equity base. This calculation provides a measure of the performance of the whole Group compared with the amounts invested by the Group in assets attributable to equity shareholders.

Group RoE %

Group RoE has decreased during the year to 11.7%, from 12.3% in 2015/16. During the year, the UK regulated businesses (including UK Gas Distribution) delivered a solid operational return of 13.1% in aggregate (2015/16: 13.3%), including an assumption of 3% long run average RPI inflation. The US operational return of 8.2% (fiscal year) was up on last year’s 8.0% (calculated on a calendar year basis), reflecting increased revenues from new rate plans in MECO, KEDNY and KEDLI.

A target for Group RoE is included in the incentive mechanisms for executive remuneration within both the Annual Performance Plan (APP) and the Long Term Performance Plan (LTPP). You can find more information about our Directors’ remuneration on pages 54-71.

Engage our people

Create an inclusive, high-performance culture by developing all our employees.

It is through the hard work of our employees that we will achieve our vision, respond to the needs of our stakeholders and create a competitive advantage. Encouraging engaged and talented teams that are in step with our strategic objectives is vital to our success.

How we assess progress:

Employee engagement index

This is a measure of how engaged our employees feel, based on the percentage of favourable responses to certain indicator questions repeated annually in our employee engagement survey. Our target is to increase engagement compared with the previous year.

Employee engagement index %

We measure employee engagement through our employee engagement survey. The results of our 2016/17 survey, which was completed by 90% of our employees, have helped us identify specific areas where we are performing well and those areas we need to improve. Our engagement index has risen 4 points to 77% favourable.

The above engagement data for 2015/16 and 2016/17 excludes our UK Gas Distribution employees because they did not take part in the 2016/17 survey due to the sales process.

The employee engagement figures including UK Gas Distribution for 2012 to 2015 were as follows: 63% for 2012/13, 71% for 2013/14, and 75% for 2014/15.

National Grid Annual Report and Accounts 2016/17	Progress against our current strategy	11

Progress against our current strategy continued

Workforce diversity

We measure the percentage of women and ethnic minorities in our workforce. While we have no specific target we aim to develop and operate a business that has an inclusive and diverse culture.

Workforce diversity %

We continue to closely track the demographics of our employee population in terms of gender and ethnicity. You can find out more about how we promote an inclusive and diverse workforce on page 30. The above data includes UK Gas Distribution employees. If they were excluded, the figures for 2016/17 would be 24.1% and 17.3% for women and ethnic minorities respectively.

Stimulate innovation

Promote new ideas to work more efficiently and effectively.

Our commitment to innovation allows us to run our networks more efficiently and effectively and achieve our regulatory incentives. Across our business, we explore new ways of thinking and working to benefit every aspect of what we do.

You can read more about how we have innovated during 2016/17 in our principal operations sections on pages 24–29.

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

Community engagement and investment in education

Working with our communities is important in creating shared value for us as a business and the people we serve. We use the London Benchmarking Group measurement framework to provide an overall community investment figure which includes education (but excludes investment in university research projects). While we have no specific target, our overall aim is to make sure we are creating shared value for the communities that we serve and work in.

Community engagement and investment in education £

In the UK, our community engagement and investment in education is £5,850,965 for 2016/17. In the US it is £6,513,926. This is a financial measurement of a number of activities, including the time our employees give through volunteering, the money our employees raise through fundraising and also the support we give to our charity partners. Overall our Company-wide investment is £12,364,891.

Skills and capabilities

We support developing the skills and capabilities of young people through skills-sharing employee volunteering, especially in the science, technology, engineering and mathematics (STEM) subjects, because it supports our future talent recruitment and our desire to see young people gain meaningful employment. While we have no specific target, our aim is to encourage young people to get involved in STEM subjects.

Skills and capabilities

Interactions

We measure quality (>1 hour) interactions with young people on STEM subjects. In the UK, in 2016/17, we have had 6,596 interactions with young people on STEM subjects, and 22,995 interactions in the US. Overall we have seen an increase of 11,183 interactions with young people on STEM.

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

Greenhouse gas emissions

Million tonnes carbon dioxide equivalent

Our Scope 1 greenhouse gas emissions for 2016/17 equate to 6.9 million tonnes of carbon dioxide equivalent (2015/16: 7 million tonnes) and our Scope 2 emissions (excluding electricity line losses) equate to 0.3 million tonnes (2015/16: 0.3 million tonnes); combined this is a 63% reduction against our 1990 baseline. These are equivalent to an intensity of around 424 tonnes per £million of revenue (2015/16: 496). Our Scope 2 emissions from electricity line losses equate to 3.1 million tonnes (2015/16: 3.4 million tonnes).

12	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

Our Scope 3 emissions for 2016/17 were 34 million tonnes (2015/16: 35.6 million tonnes). We measure and report in accordance with the World Resources Institute and World Business Council on Sustainable Development Greenhouse Gas Protocol. 100% of our Scope 1 and 2 emissions and 92% of our Scope 3 emissions are independently assured against ISO 14064-3 Greenhouse Gas assurance protocol. This statement, along with more information about our wider sustainability activities and performance can be found in the ‘responsible business’ section of our website www.nationalgrid.com.

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

Value Added £bn

While we have no specific target, our overall aim is to grow Value Added sustainably over the long term while maintaining performance of our other financial KPIs.

Value Added in the year of £1.9 billion or 51.6 pence per share was higher than 2015/16 (£1.8 billion or 47.6 pence per share) primarily as a result of higher inflation on UK regulated assets (March 2017 RPI of 3.1%, prior year 1.6%) and improved US performance. Of the £1.9 billion Value Added in 2016/17, £1,463 million was paid to shareholders as cash dividends and £189 million as share repurchases (offsetting the scrip issuance during the year), with £289 million retained in the business.

A target for Value Growth, a derivative of Value Added, is included in the incentive mechanisms for executive remuneration within the LTPP. You can find more information about our Directors’ Remuneration Report on pages 54-71.

Adjusted EPS

Adjusted earnings represents profit for the year attributable to equity shareholders. This excludes exceptional items and remeasurements (see page 195). Adjusted EPS provides a measure of shareholder return that is comparable over time.

Total Adjusted EPS pence

Comparatives have been restated to reflect the impact of additional shares issued as scrip dividends.

For the year ended 31 March 2017, total adjusted EPS increased by 9.8 pence to 73.0 pence reflecting increased regulated revenues in the UK and US, including a significant benefit from timing, the benefit of foreign exchange rates, reduced depreciation in the UK Gas Distribution business and a lower effective tax rate, partly offset by increased financing costs.

A target for adjusted EPS is included in the incentive mechanisms for executive remuneration within the APP. You can find more information about our Directors’ Remuneration Report on pages 54-71.

Regulated asset base growth

Maintaining efficient growth in our regulated assets ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve between 5% and 7% of regulated asset base growth each year.

Total regulated asset base and regulated asset base growth £bn

In total, including all of the regulated asset value (RAV) of UK Gas Distribution, our UK RAV and US rate base increased by £3.8 billion (10%) in the year to £42.6 billion. The increase reflects the continued high levels of investment in our networks in both the UK and US, together with the impact of the stronger US dollar. Following the sale of a 61% interest in the UK Gas Distribution business on 31 March 2017 the Group’s total RAV and rate base decreased to £37.1 billion (including a 39% share of the RAV of the disposed UK Gas Distribution business).

National Grid Annual Report and Accounts 2016/17	Progress against our current strategy	13

Our business model

How we generate long-term value

Our business

Our transmission and distribution businesses in the UK and US operate as regulated monopolies. During 2016/17, they generated 96% (2015/16: 91%) of Group adjusted operating profit. Regulators safeguard customers’ interests by setting the level of charges we are allowed to pass on and the standards of performance we must achieve.

In the UK, we have one regulator, Ofgem, which regulates our electricity and gas businesses. As System Operator we make sure that supply and demand are balanced in real time and we facilitate the connection of assets to the transmission system. In the US, our retail activities are regulated by state utility commissions (in New York, Massachusetts and Rhode Island) and by the Federal Energy Regulatory Commission (FERC) for wholesale activities, including interstate transmission and wholesale electricity generation.

The foundations of our business model

Our people and our culture

Our business is built by our people. We work hard to make sure that we keep them as safe as possible. At the end of 2016/17, after the sale of a majority interest in our UK Gas Distribution business and the transfer of its employees to the Consortium, we had more than 6,000 people working in the UK and nearly 16,000 in the US.

Being a responsible business

Doing the right thing is a responsibility we take seriously. Being a responsible and sustainable business is fundamental to the way we work and how we manage our impact on the communities in which we operate.

Our relationships with stakeholders and regulators

We engage widely in debate that helps guide future energy policy direction. We work with our regulators to help them develop the frameworks within which we can meet the changing energy needs of the communities we serve.

Our customer focus

Our customers’ wants and needs are evolving with a greater desire to manage their energy use and expectations of how we interact with them. To remain relevant to our customers, we must understand and respond to their changing requirements and deliver outstanding experiences, products and services.

Innovation

Thinking differently and challenging the norms allow our people to develop innovative and more efficient ways of delivering our services and maintaining our networks.

Our financial capital and fixed asset base

The way in which our investment is funded is an important part of our business. As a UK business with a secondary ADS listing in New York, long-term sustainable assets and strong credit ratings, we are able to secure efficient funding from a variety of sources.

How we generate value

We are a long-term asset-backed business. The diagram below illustrates how our regulated businesses create value, over time in the UK and US.
The vast majority of our revenues are set in accordance with our regulatory agreements, (see pages 174–179) and are calculated based on a number of factors: investment in network assets; performance against incentives; allowed returns on equity and cost of debt; and customer satisfaction.	Our ability to convert revenue to profit and cash is important. By managing our operations efficiently, safely and for the long term, we are able to generate strong sustainable cash flows to finance returns through dividends but also to provide funds for growth.

We invest efficiently in our networks to deliver strong and sustainable growth in our regulated asset base over the long term.

We continually assess, monitor and challenge investment decisions in order to allow us to continue to deliver safe, reliable, and cost-effective networks.

Our stakeholders	Our measures of success

Our business creates value for our stakeholders in both financial and non-financial terms.	Our KPIs benchmark our performance in each of these key areas as shown below.

We create value for our stakeholders and communities by:

●   operating as safely, reliably and sustainably as possible;

●   focusing on affordability to reduce the impact on customer bills;

●   delivering essential services, while managing loss of supply and customer service issues in a timely way; and

●   aiming to improve customer satisfaction at all times.

● Operating excellence/safety ● Network reliability ● Greenhouse gas emissions ● Customer satisfaction

We create value for our people by:
● paying them a market competitive wage, and an overall pay package that rewards competency and performance; and ● providing an inclusive culture and encouraging development and employee enablement.	● Employee engagement ● Workforce diversity

We create value for our shareholders by:

●   making sure our regulatory frameworks maintain an acceptable balance between risk and return;

●   operating within our regulatory frameworks as efficiently and compliantly as possible;

●   performing well against our regulatory incentives, so we can make the most of our allowed returns;

●   careful cash flow management and securing low-cost funding; and

●   disciplined investment in our networks and protecting our reputation.

● Adjusted EPS ● Returns on equity ● Value added

14	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

Internal control and risk management

The Board is committed to protecting and enhancing our reputation and assets, while safeguarding the interests of our shareholders. It has overall responsibility for the Group’s system of risk management and internal control.

Managing our risks

National Grid is exposed to a variety of uncertainties that could have a material adverse effect on the Group’s financial condition, our operational results, our reputation, and the value and liquidity of our shares.

The Board oversees the Company’s risk management and internal control systems. As part of this role, the Board sets and monitors the amount of risk the Company is prepared to seek or accept in pursuing our strategic objectives (our risk appetite). The Board assesses the Company’s principal risks and monitors the risk management process through risk review and challenge sessions twice a year. Over the course of the year, the Board has also considered specific principal risks including cyber security, emerging technology, the future role of the System Operator, asset safety, Brexit and strategic workforce planning.

Risk management process

Overall risk strategy, policy and process are set at the Group level with implementation owned by the business. Our enterprise risk management process provides a framework through which we can consistently identify, assess and prioritise, manage, monitor and report risks, as shown in the diagram below. The process is designed to support the delivery of our vision and strategy, as described on page 8.

Risk management activities occur through all levels of our organisation. Through a ‘top down, bottom up’ approach, all business functions identify the main risks to our business model and to achieving their business objectives. They assess each risk by considering the financial and reputational impacts, and how likely the risk is to materialise. They identify and implement the actions being taken to manage and monitor those risks and indicate the adequacy of our existing risk controls. The identified risks and actions are collated in risk registers and reported at functional and regional levels of the Group.

An important feature of our risk management process is our three lines of defence model. Each business function owns and is responsible for managing its own particular risks (the first line of defence). A central risk management team (the second line of defence) acts as an advisory function on implementing the risk process and also provides independent challenge of the principal risk assessments and actions taken to mitigate and manage those risks. This team partners with the business functions through nominated risk liaison staff members and collaborates with assurance teams and specialists, such as the safety and compliance management teams to evaluate gaps in controls, identify performance trends and provide recommendations for improvements. Our internal audit function then audits selected controls to provide independent assessments of the effectiveness of our risk management and internal control systems (the third line of defence).

Regional senior management regularly reviews and debates the outputs of the bottom-up risk management process. This helps ensure the business is aligned to the Company’s strategic objectives and that the prioritisation of the principal risks is discussed regularly. The most significant risks for the UK and US businesses are highlighted in regional risk profiles and reported to the Chief Executive.

We develop our main strategic uncertainties or ‘principal risks’ for the Company through discussing the Group risk profile with the Group Executive Committee and the Board. These risks are reported and debated with the Group Executive Committee and Board every six months. Workshops are held with UK and US business leadership teams so we can make sure the principal risks remain closely aligned to our strategic aims and that no significant risks (or combination of risks) are overlooked.

The Board and leadership teams also discuss the results of testing our principal risks. The aim of this testing is to establish the impact of the principal risks on the Group’s ability to continue operating and meet its liabilities over the assessment period. We test the impact of these risks on a reasonable worst case basis, alone and in clusters, over a five-year assessment period. This work informs the viability statement (see page 19).

The outcomes from each level of the risk review process are fed back to the relevant teams and incorporated as appropriate into the next cycle of our ongoing risk process.

Risk management process	Feedback and reporting

National Grid Annual Report and Accounts 2016/17	Internal control and risk management	15

Internal control and risk management continued

Our principal risks

Accepting that it is not possible to identify, anticipate or eliminate every risk that may arise and that risk is an inherent part of doing business, our risk management process aims to provide reasonable assurance that we understand, monitor and manage the main uncertainties that we face in delivering our objectives. This includes consideration of inherent risks, which exist because of the nature of day-to-day operations in our industry, and financial risks, which exist because of our financing activities. Our principal risks and a summary of management and mitigation actions are provided in the table below. We have provided the overview of the key inherent risks we face on pages 180–183, as well as our key financial risks, which are incorporated within the notes to our consolidated financial statements on pages 92–165. Our corporate risk profile contains the principal risks that the Board considers to be the main uncertainties currently facing the Group as we endeavour to achieve our strategic objectives. Following the referendum vote for the UK to leave the EU and the consequential uncertainties in the political and economic environment, the Financial Reporting Council (FRC) has highlighted matters for boards to consider. In relation to principal risks, the FRC states that boards must consider the nature and extent of risks and uncertainties arising from the result of the referendum and the impact on the future performance and position of the business. Consequently, our risk owners have considered Brexit in their assessments of the principal risks. These assessments continue as we gain more clarity on the likely impact of Brexit on our business. Our principal risks are shown in the table below.

Risk area	Risk description	Example of mitigations

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

●  Processes and resources are in place to review, undertake due diligence and progress new investment opportunities, dispose of existing businesses and identify and execute on opportunities that provide organic growth. These processes, along with twice-yearly Board strategy offsite discussions, are reviewed regularly to ensure they remain supportive of our short- and long-term strategy. We regularly monitor and analyse market conditions, competitors and their potential strategies, the advancement and proliferation of new energy technologies, and the performance of our Group portfolio.

●  While good progress has been made this past year, we must remain focused on increasing development opportunities in our core business and emerging opportunities. Mitigating actions focus on building our business development pipeline and our capability to pursue non-organic growth options.

Energy policy

Failure to secure satisfactory regulatory outcomes and to influence future energy policy.

Policy decisions by regulators, governments and others directly affect our business. We must engage widely in the energy policy debate, making sure our position and perspective help to shape future policy direction.

●  In both the UK and US we strive to maintain a good understanding of the regulatory agenda and emerging issues, so that robust, public interest aligned responses can be selected and developed in good time. Our reputation as a competent operator of important national infrastructure is critical to our ability to do this.

●  As part of our new business strategy, we have renewed our stakeholder engagement strategy to improve focus on business objectives. The new strategy incorporates senior executive ownership of each priority, and the development of key positions and engagement plans by cross-functional teams.

Emerging technology

Failure to effectively respond to the threats and opportunities presented by emerging technologies, particularly adapting our networks to meet the challenge of increasing distributed energy sources.

Technology developments in areas such as solar energy, energy storage, electric vehicles and distributed generation have developed at a faster pace than many anticipated. We face the challenge of adapting our networks to meet new demands as well as ensuring we act on the opportunities that will benefit our customers and stakeholders.

●  We created a technology team within our Strategy function to develop relationships with emerging and technology-centric organisations, to monitor disruptive technology and business model trends and to act as a bridge for emerging technology into the core regulated businesses and business development teams. In addition, the partnership with Energy Impact Partners was established to gain exposure to emerging start-up companies. The new National Grid Ventures function will further the focus on new strategies, business development and technology and innovation.

Safety

Catastrophic asset failure resulting in a significant safety event.

Safety is a fundamental priority. Some of the assets owned and operated by National Grid are inherently hazardous and process safety incidents, while extremely unlikely, can occur. Our objective is to be an industry leader in managing the process safety risks from our assets to protect our employees, contractors and the communities in which we operate. We operate in compliance with regional legislation and regulation. In addition, we identify and adopt good practices for safety management.

●  We continue to commit significant resources and financial investment to maintain the integrity of our assets and we strive to continuously improve our key process safety controls. Our Group-wide process safety management system is in place to ensure a robust and consistent framework of risk management exists across our higher hazard asset portfolio.

●  We have a mature insurance strategy that uses a mix of self-insurance, captives and direct (re)insurance placements. This provides some financial protection in respect of property damage, business interruption and liability risks. Periodically, independent surveys of key assets are undertaken, which provide risk engineering knowledge and best practices to the Group with the aim of further reducing our exposure to hazard risks.

16	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

Risk area	Risk description	Example of mitigations

Data management

Failure to operate with a sufficiently mature business data management capability.

The need for accurate, timely, and meaningful data lies throughout the organisation and is critical to our core processes and our ability to grow the business. We must rely upon the performance of our systems and data to demonstrate the value of our business to our shareholders, meet our obligations under our regulatory agreements and comply with agreements with bond holders and other providers of finance.

●  We have developed data management principles and minimum standards with supporting guidelines. These documents provide clarity around what is expected, with a strong focus on what we need in place to keep us safe, secure and legally compliant.

●  These standards have been launched in the business and will be developed in the coming year. In support of this, we are also developing a capability framework, to make sure our people have the appropriate skills and expertise in data management. The businesses will continue to develop their own implementation plans against these new standards and capabilities. The aim of these plans will be to ensure we can demonstrate we are compliant with the minimum standards and have the core capabilities in place for all of our business critical data.

●  To support these efforts, we are establishing regional centres of excellence for data management. Their role will be to provide expertise to the businesses and to help provide assurance around the effectiveness of the data management standards.

Cyber breach

We experience a major cyber security breach of business and critical national infrastructure (CNI) systems.

Due to the nature of our business we recognise that our CNI systems may be a potential target for cyber threats. We must protect our business assets and infrastructure and be prepared for any malicious attack.

●  We use industry best practices as part of our cyber security policies, processes and technologies. Our cyber security programme is a global programme of work which started in 2010 and continues to be modified and updated to this day. This programme is intended to reduce the risk that a cyber threat could adversely affect the Company’s business resilience.

●  We continually invest in cyber strategies that are commensurate with the changing nature of the security landscape. This includes collaborative working with BEIS and the Centre for Protection of National Infrastructure on key cyber risks and development of an enhanced CNI security strategy and our involvement in the US with developing the National Institute of Standards and Technology Cyberspace Security Framework. We also collaborate with a number of regulatory agencies focused on protection of CNI.

Leadership capacity

Failure to build skills and leadership capacity (including effective succession planning) required to deliver our vision and strategy.

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

●  Strategic workforce planning allows us to effectively inform our strategic resourcing plans. Our entry level talent development schemes (graduate training and apprenticeships) are a potential source of competitive advantage in the market place. We are involved in a number of initiatives to help secure the future engineering talent required. Improvements to our talent processes mean we continue to improve in identifying talent and in accelerating development of future leaders (e.g. our Accelerated Development Programme).

●  The rigour of our succession planning and development planning process has been improved, particularly at senior levels and is now being applied deeper into the organisation.

●  In all strategies and programmes we continue to promote inclusion and diversity.

●  To help understand our workforce, we formally solicit employee opinions via a Group-wide employee survey that is conducted annually.

National Grid Annual Report and Accounts 2016/17	Internal control and risk management	17

Internal control and risk management continued

Our internal control process

We have a number of processes to support our internal control environment. These processes are managed by dedicated specialist teams, including risk management, ethics and compliance management, corporate audit and internal controls, and safety, environment and health. Oversight of these activities is provided through regular review and reporting to the Board and appropriate Board committees as outlined in the Corporate Governance section on pages 32–52.

Monitoring internal control is conducted through established boards and committees at different levels of the organisation. Deficiencies are reported and corrected at the appropriate entity-level. The most significant risk and internal controls issues are monitored at the Senior Executive and Board level. The Audit Committee is responsible for keeping under review and reporting to the Board on effectiveness of reporting, internal control policies, compliance with Sarbanes-Oxley (SOX), Bribery Act legislation, appropriateness of financial disclosures and procedures for risk and compliance management, business conduct and internal audit.

Reviewing the effectiveness of our internal control and risk management

Each year the Board reviews the effectiveness of our internal control systems and risk management processes covering all material systems, including financial, operational and compliance controls, to make sure they remain robust.

The latest review covered the financial year to 31 March 2017 and the period to the approval of this Annual Report and Accounts. In this review, the Board considered the effectiveness of areas such as the control environment, risk management and internal control activities, including those described below.

Fostering a culture of integrity is an important element of our risk management and internal controls system. National Grid’s values – ‘do the right thing’ and ‘find a better way’ – provide a framework for reporting business conduct issues, educating employees and promoting a culture of integrity at all levels of the business. We have policies and procedures in place to communicate behaviour expected from employees and third parties, and to prevent and investigate fraud and bribery and other business conduct issues. We monitor and address business conduct issues through several means, including a biannual review by the Audit Committee.

Overall compliance strategy, policy and frameworks are set at the Group level with implementation owned by the business. The business is responsible for identifying compliance issues, continuous monitoring, and developing actions to improve compliance performance. We monitor and address compliance issues through several means including reviews at US and UK leadership meetings and a biannual review by the Audit Committee.

The Certificate of Assurance (CoA) from the Chief Executive to the Board provides overall assurance around the effectiveness of our risk management and internal controls systems. The CoA process operates via a cascade system and takes place biannually in support of the half- and full-year results. The Audit Committee considers the CoA and provides a recommendation to the Board in support of its review.

The periodic SOX reports on management’s opinion on the effectiveness of internal controls over financial reporting are received by the Board in advance of the half- and full-year results. They concern the Group-wide programme to comply with the requirements of s404 of the Sarbanes-Oxley Act and are received directly from the Group Controls team; and through the Executive and Audit Committees.

The Board evaluated the effectiveness of management’s processes for monitoring and reviewing internal control and risk management. It noted that no significant failings or weaknesses had been identified by the review and confirmed that it was satisfied the systems and processes were functioning effectively.

Our internal control and risk management processes comply with the requirements of the UK Corporate Governance Code. They are also the basis of our compliance with obligations set by SOX and other internal assurance activities.

Internal control over financial reporting

We have specific internal mechanisms that govern the financial reporting process and the preparation of the Annual Report and Accounts. Our financial controls guidance sets out the fundamentals of internal control over financial reporting, which are applied across the Company.

Our financial processes include a range of system, transactional and management oversight controls. In addition, our businesses prepare detailed monthly management reports that include analysis of their results, along with comparisons to relevant budgets, forecasts and prior year results. These are presented to, and reviewed by, senior management within our Finance function.

These reviews are supplemented by quarterly performance reviews, attended by the Chief Executive and Finance Director. The reviews consider historical results and expected future performance and involve senior management from both operational and financial areas of the business.

As part of our assessment of financial controls in previous years, we identified a number of weaknesses in our US financial control framework. We are making progress in remediating these weaknesses. For more information, including our opinion on internal control over financial reporting, see page 180.

18	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

Viability statement

The Board’s consideration of the longer-term viability of the Company is an extension of our business planning process, which includes financial forecasting, a robust risk management assessment, regular budget reviews and scenario planning. Our business strategy aims to make sure that our operations and finances are sustainable.

Although it has considered adopting a longer period, the Board believes that five years is the most appropriate timeframe over which we should assess the long-term viability of the Company. The following factors have been taken into account in making this decision:

1.	We have reasonable clarity over a five-year period, allowing an appropriate assessment of our principal risks to be made;

2.	In order to test the five-year period the Board considered whether there are specific, foreseeable risk events relating to the principal risks that are likely to materialise within a five to ten year period, and which might be substantial enough to affect the Company’s viability and therefore should be taken into account when setting the assessment period. No risks of this sort were identified; and

3.	It matches our business planning cycle.

We have set out the details of the principal risks facing our Company on pages 16–17, and described the process we use on page 18. Over the course of the year the Board has also considered the principal risks shown in the table below in detail.

In addition to the principal risks, the Board has considered the impact of Brexit and the sale of a majority share in our UK Gas Distribution business. We are not of the view that Brexit will have an impact that could affect the viability of the Company. In relation to the sale of a majority interest in the UK Gas Distribution business, the Board has also concluded that this will not have an adverse impact on the viability of the Company.

The Board has discussed the potential financial and reputational impact of the principal risks against our ability to deliver the Company’s business plan. This describes and tests the significant solvency and liquidity risks involved in delivering our strategic objectives within our business model.

The Board assessed our reputational and financial risk capacity, and reviewed the stress testing of the principal risks against that risk capacity, based on assessing reasonable worst-case scenarios over the assessment period. The reputational and financial impacts (to the nearest £500 million) were considered. The risks relating to growth, skills and leadership capacity were not tested, as the Board did not feel they would threaten the viability of the Company within the five-year assessment period.

We chose a number of scenarios for individual testing for impact on the Company’s viability, including the following:

Scenario 1 – A cyber-attack on our critical national infrastructure leading to a serious loss of service.

Scenario 2 – A catastrophic gas pipeline failure on one of our assets leading to an explosion and loss of service.

Scenario 3 – A serious fire in our Liquefied Natural Gas terminal at the Isle of Grain.

Scenario 4 – A serious system breach leading to loss of customer data.

Scenario 5 – Emerging technology leading to significant numbers of people going ‘off grid’.

In addition to testing individual principal risks, the Board also considered the impact of a cluster of the principal risks materialising over the assessment period. Scenarios developed to represent reasonable worst-case examples of principal risk clusters were assessed for cumulative impact upon our reputation and stakeholder trust. We chose a combination of risks that would represent the greatest potential financial impact and a combination that would represent a potentially significant long-term impact.

Scenario 6 – A cyber security attack and catastrophic US asset failure occurring together within the assessment period.

Scenario 7 – A significant safety event followed by a cyber-attack resulting in a loss of supply and loss of data.

No principal risk or cluster of principal risks was found to have an impact on the viability of the Company. Preventative and mitigating controls in place to minimise the likelihood of occurrence and/or financial and reputation impact are embedded within our assurance system.

In assessing the impact of the principal risks on the Company, the Board has considered the fact that we operate in stable markets and the robust financial position of the Group, including the ability to sell assets, raise capital and suspend or reduce the payment of dividends. It has also considered Ofgem’s legal duty to have regard to the need to fund licenced National Grid Gas plc and National Grid Electricity Transmission plc activities.

Each Director was satisfied that they had sufficient information to judge the viability of the Company. Based on the assessment described above and on page 16, the Directors have a reasonable expectation that the Company will be able to continue operating and meet its liabilities over the period to May 2022.

Risk	Matters considered by the Board
Failure to secure satisfactory regulatory outcomes/ failure to influence future energy policy.	Updates and reviews of: ● the future role of the ESO; ● the impact of Brexit; ● US Regulatory Strategy and initiatives to improve customer service; and ● UK Regulatory Strategy.
Catastrophic asset failure resulting in a significant safety event.

Safety is a fundamental priority and as such is looked at in detail by the Safety, Environment and Health Committee who have delegated authority from the Board. The Board receives an oral report from the Committee Chairman after every meeting. Additionally, the Board reviews the current safety performance of the Company at each meeting.

We experience a major cyber security breach of business and CNI systems/data.	The Board has received regular updates on cyber security. From April 2017 the Board will receive cyber security updates three times a year. The Board has also undertaken cyber security training.
Failure to identify and execute the right opportunities to deliver our growth strategy.	The Board has held three strategy sessions this year.

We fail to effectively respond to the threats and opportunities presented by emerging technology, particularly the challenge of adapting our networks to meet the challenges of increasing distributed energy resources.

The impact of emerging technology is a key part of our strategy sessions.
Failure to build skills and leadership capacity (including effective succession planning) required to deliver our vision and strategy.	The Board has had two sessions on strategic workforce planning and building our human resources capability.

National Grid Annual Report and Accounts 2016/17	Viability statement	19

Financial review

National Grid delivered good performance in 2016/17. We increased investment in our network assets to provide safe and reliable services for millions of customers and successfully completed the sale of a majority interest in our UK Gas Distribution business.

This section

We provide additional commentary on our KPIs and other performance metrics used to monitor our business performance. Analysis of our financial performance and position as at 31 March 2017, including detailed commentary on the performance of our operating segments (including UK Gas Distribution), is located in the financial statements. However, this analysis still forms part of our Strategic Report financial review.

See pages 198–199 for commentary on our financial performance and position for the year ended 31 March 2016 compared with 31 March 2015. We have also included analysis of our UK regulated financial performance by segment on page 98.

In focus

Use of adjusted profit and definitions of alternative performance measures:

page 193.

Commentary on the consolidated income statement:

page 85.

Commentary on results of our principal operations by segment:

pages 97–98.

In focus

Reconciliations of adjusted profit measures: page193.

Commentary on statement of financial position:

Additional commentary on financial KPIs

This year, as a result of the UK Gas Distribution sale, our financial statements are more complex than in prior years. In particular, we report our earnings for the Group excluding UK Gas Distribution (‘continuing operations’) separately from the results of that business, which we report within discontinued operations.

The commentary below is focused principally on the results for the continuing Group.

	2017			2016
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Statutory operating profit	3,208	894	4,102	3,225	860	4,085
Exceptional items and remeasurements	565	–	565	(11)	22	11
Adjusted operating profit	3,773	894	4,667	3,214	882	4,096
Adjusted net finance costs	(1,029)	(146)	(1,175)	(856)	(157)	(1,013)
Share of post-tax results of joint ventures and associates	63	–	63	59	–	59
Adjusted tax	(666)	(142)	(808)	(604)	(149)	(753)
Attributable to non-controlling interests	–	1	1	(1)	(2)	(3)
Adjusted earnings	2,141	607	2,748	1,812	574	2,386
Adjusted EPS	56.9	16.1	73.0	48.0	15.2	63.2
Statutory earnings	1,810	5,985	7,795	1,901	690	2,591
Statutory EPS	48.1	159.0	207.1	50.4	18.3	68.7

Measurement of financial performance

We describe and explain our results principally on an adjusted basis and explain the rationale for this on page 193. We present results on an adjusted basis before exceptional items and remeasurements. See pages 193–195 for further details and reconciliations from the adjusted profit measures to IFRS, under which we report our financial results and position. Further commentary on movements in the income statement is provided on page 85.

On a statutory basis, operating profit and earnings include a £633 million charge in respect of environmental and gas holder demolition costs and a £68 million gain on commodity contracts in the US. Our total statutory earnings and EPS figures include the profit arising from the sale of the UK Gas Distribution business.

Adjusted operating profit from continuing operations

Adjusted operating profit for the year ended 31 March 2017 was £3,773 million, up £559 million (17%) compared with last year. Operating profit increased in all of our regulated business segments.

For the year ended 31 March 2017, adjusted operating profit in the UK Electricity Transmission segment increased by £199 million to £1,372 million. Revenue was £462 million higher, mainly reflecting higher system balancing revenues, increased regulated revenue allowances and the impact of higher volumes. Pass-through costs were £263 million higher, mainly due to increased system balancing costs. Regulated controllable costs were £25 million lower including reduced environmental costs partly offset by increased employee costs. Depreciation and amortisation costs were £31 million higher, reflecting the continued capital investment programme, and other costs were £6 million lower than prior year including lower asset disposal costs.

UK Gas Transmission adjusted operating profit increased by £25 million to £511 million. Revenue was £33 million higher, including increased regulated revenue allowances in the year and higher volumes than expected, partly offset by lower LNG storage revenues following a site closure. After deducting pass-through costs, net revenue was £31 million higher than prior year. Regulated controllable costs were £2 million higher than last year, with lower LNG storage costs offset by costs resulting from an increase in the number of employees to support higher levels of asset health investment. Depreciation and amortisation costs were £8 million higher, reflecting ongoing investment. Other operating costs were £4 million lower than last year.

Within our US Regulated business, adjusted operating profit increased by £528 million to £1,713 million. The stronger dollar increased revenue and operating profit in the year by £1,160 million and £184 million respectively compared to last year’s results. Excluding the impact of exchange rate movements, revenue

20	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

increased by £278 million. Increased revenue allowances under new rate cases, the benefit of capex trackers and over-recovery of allowed revenues due to cold weather were partly offset by lower commodity cost recoveries. Overall pass-through costs reduced by £231 million (excluding the impact of foreign exchange). Regulated controllable costs increased by £152 million at constant currency, partly as a result of increased information systems costs, write-offs of prior years’ capital costs and higher costs of health care and other benefits. These were partly offset by a £32 million decrease in bad debt costs. Depreciation and amortisation costs were £24 million higher this year at constant currency as a result of ongoing investment in our networks. Other operating costs were £21 million higher at constant currency, reflecting increased operating taxes and cost of removal of existing assets.

Adjusted operating profit in Other activities was £193 million lower at £177 million. In the US, adjusted operating profit was £80 million lower (including £3 million of foreign exchange benefit) partly reflecting higher US project development costs. In addition, 2015/16 included a £49 million gain on disposal of the Iroquois pipeline. In the UK, adjusted operating profit was £113 million lower including lower auction revenues from the French Interconnector and increased business change costs.

Adjusted earnings from continuing operations

For the year ended 31 March 2017, adjusted net finance costs were £173 million higher than they were in 2015/16 at £1,029 million, with the impact of higher UK RPI inflation on index-linked borrowings and increased average net debt levels combined with the impact of the stronger US dollar. This was partly offset by lower tax and pension-related interest.

Our adjusted tax charge was £62 million higher than it was in 2015/16. This was mainly due to higher profits before tax partly offset by some tax settlements in respect of prior years. The effective tax rate for 2016/17 was 23.7% (2015/16: 25.0%).

The earnings performance described above has translated into adjusted earnings of £2,141 million, up £329 million on last year. This equates to adjusted earnings per share (EPS) of 56.9 pence, up 8.9 pence (19%) on 2015/16.

Discontinued operations

Discontinued operations are comprised primarily of the UK Gas Distribution and Xoserve businesses. Adjusted operating profit for discontinued operations increased by £12 million to £894 million. Operating profit from Xoserve decreased by £8 million, reflecting system implementation costs. In UK Gas Distribution, revenue was £36 million lower. This primarily reflects the non-recurrence of last year’s revenue over-recovery compared to allowance. Pass through costs were £2 million lower and regulated controllable costs were £13 million higher including costs resulting from an increase in the number of employees. Depreciation and amortisation costs were £84 million lower reflecting the cessation of depreciation from 8 December 2016, following the agreement for the sale of a majority stake in the business. Other costs were £17 million higher than prior year, which included the release of provisions for gas holder demolition costs.

Scrip restatement

In accordance with IAS 33, all EPS and adjusted EPS amounts for comparative periods have been restated as a result of shares issued through the scrip dividend scheme.

Group return on equity (RoE)

We measure our performance in generating value for our shareholders by dividing our annual return by our equity base.

Group RoE has been calculated for the year including a full year of contribution from the disposed UK Gas Distribution business.

Group RoE has decreased during the year to 11.7%, from 12.3% in 2015/16. During the year, the UK regulated businesses (including Gas Distribution) delivered a solid operational return of 13.1% in aggregate (2015/16: 13.3%), including an assumption of 3% long-run average RPI inflation. US operational return of 8.2% (fiscal year) was up on last year’s 8.0% (calculated on a calendar year basis), reflecting increased revenues from new rate plans in MECO, KEDNY and KEDLI.

As discussed earlier profits from Other activities in the Group were lower than last year, adjusted interest costs for the continuing and discontinued businesses combined were higher and the effective tax rate was lower.

Regulated asset base growth

In total, including all of the regulated asset value (RAV) of UK Gas Distribution, our UK RAV and US rate base increased by £3.8 billion (10%) in the year to £42.6 billion. The increase reflects the continued high levels of investment in our networks in both the UK and US, together with the impact of the stronger US dollar. Following the sale of a 61% interest in the UK Gas Distribution business on 31 March 2017 the Group’s total RAV and rate base decreased to £37.1 billion (including a 39% share of the RAV of the disposed UK Gas Distribution business).

The UK RAV (including 100% of the RAV of Gas Distribution) increased by £1.1 billion, reflecting significant capital expenditure, together with inflation. RPI inflation at 3.1% (March to March), was in line with our 3% long-term expectation.

UK RAV growth also included capitalised efficiencies or ‘performance RAV’ of £110 million this year.

US rate base has increased by £2.7 billion this year. Of this, £1.9 billion was due to foreign exchange movements increasing the rate base reported in sterling. Excluding foreign exchange, rate base increased by £0.8 billion, reflecting a significant year of US investment.

Value Added

Our dividend is an important part of returns to shareholders along with growth in the value of the asset base attributable to equity investors. These are reflected in the Value Added metric that underpins our approach to sustainable decision-making and long-term incentive arrangements.

Value Added for the year has been calculated on a combined basis and so excludes the impact of the UK Gas Distribution sale, which completed on 31 March 2017.

Overall Value Added in the year was £1.9 billion or 51.6 pence per share as set out below:

	Year ended 31 March
£bn at constant currency	2017	2016	Change
UK regulated assets[1]	26.6	25.9	+0.7
US regulated assets[1]	17.1	16.3	+0.8
Other invested capital	2.2	2.0	+0.2
Total assets	45.9	44.2	+1.7
Dividend paid			+1.5
Share buyback			+0.2
Movement in goodwill			–
Net debt[2]	(29.1)	(27.6)	-1.5
Value Added			+1.9

1.	Includes assets held outside RAV and rate base including deferrals of cost recoveries e.g. environmental and pension costs.
2.	Net debt at 31 March 2017 adjusted to remove the impact of the UK Gas Distribution sale.

	Year ended 31 March
	2017	2016
Value Added per share	51.6p	47.6p

Value Added in the year was higher than 2015/16 (£1.8 billion or 47.6 pence per share) as a result of higher inflation on UK regulated assets (March 2017 RPI of 3.1%, prior year 1.6%) and improved US performance. Of the £1.9 billion Value Added in 2016/17, £1,463 million was paid to shareholders as cash dividends and £189 million as share repurchases (offsetting the scrip issuance during the year), with £289 million retained in the business.

The Board is confident that growth in assets, earnings and cash flows, supported by improving cash efficiency and an exposure to attractive regulatory markets, should help the Group to maintain strong, stable credit ratings and a consistent prudent level of gearing, while delivering attractive returns for shareholders.

National Grid Annual Report and Accounts 2016/17	Financial review	21

Financial review continued

Other performance measures

Regulated return on equity

US and UK regulated returns are calculated using the capital structure assumed within their respective regulatory arrangements and, in the case of the UK, assuming 3% RPI inflation. As these assumptions differ between the UK and the US, RoE measures are not directly comparable between the two geographies. In our performance measures, we compare achieved RoEs to the level assumed when setting base rate and revenue allowances in each jurisdiction.

UK regulated return on equity

UK RoE has decreased 20bps to 13.1%. This reduction in RoE reflects a reduction in incentive performance year-on-year, particularly as a result of the decline in legacy revenue incentive recoveries in the Gas Transmission business. Totex out-performance was at a similar level to last year, representing 160bps of our out-performance over allowed returns.

UK return on equity %

US regulated return on equity

US RoE for fiscal year 2016/17 increased 20bps to 8.2%, compared to calendar year 2015, reflecting the benefit of new rate cases and capital trackers on the sizeable investment programme. The 8.2% achieved return compares to an allowed return of 9.5%.

US return on equity %

Return on capital employed

RoCE provides a performance comparison between our regulated UK and US businesses and is one of the measures that we use to monitor our portfolio of businesses. The following table shows our RoCE for our businesses over the last five years:

Return on capital employed %

The UK RoCE has decreased from 8.1% to 7.8% in 2016/17. This reflects the reduction in legacy incentive revenues in our Gas Transmission business in the year.

US RoCE has remained at the same level as last year at 5.7%. Regulated financial performance has increased compared with last year, offset by growth in the rate base, driven by capital investment.

Capital expenditure

For the year ended 31 March 2017, capital expenditure of £3,735 million for the continuing business was £408 million higher than last year. The Group also invested £127 million in a number of joint ventures including a new electricity interconnector between the UK and Belgium and £42 million into a partnership with Sunrun Inc. in the US. In addition, the Group invested a further £10 million in the St William Homes joint venture with Berkeley Group.

Our US Regulated business continues to increase levels of investment in network reinforcement and resilience. Capital expenditure in 2016/17 was £391 million higher than last year, and reflected higher spend on gas mains replacement, gas customer growth and system reinforcement together with the impact of a stronger US dollar.

Capital expenditure for continuing operations £m

Discontinued operations

UK Gas Distribution and Xoserve capital expenditure was £22 million higher than last year at £588 million, reflecting higher system reinforcement workload.

Dividend growth

We remain committed to our dividend policy which aims to grow the dividend per share at least in line with the rate of RPI inflation each year for the foreseeable future.

During the year we generated £1.2 billion of business net cash flow after our capital expenditure programmes. This has enabled the growth of the dividend per share in line with average RPI, being 2.1% (2015/16: 1.1%; 2014/15: 2.0%), taking into account the recommended final dividend of 29.10 pence per ordinary share.

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

During 2016/17, net debt has decreased by £6 billion. This is driven by cash flows related to the disposal of 61% of our UK Gas Distribution business of £10.2 billion and business net cash inflows (after cash capital investment) of £1.3 billion (excluding UK Gas Distribution disposal costs), partly offset by outflows from interest, dividends, tax and other financing flows of £2.7 billion, with non-cash movements such as foreign exchange and accretion of interest increasing net debt by a further £2.8 billion.

A key measure we use to monitor financial discipline is retained cash flow divided by adjusted net debt (RCF/net debt). This is a measure of the operating cash flows we generate, before capital investment but after dividends paid to shareholders, compared with the level of debt we hold. The principal adjustments made to net debt are in respect of pension deficits and hybrid debt instruments. The impact of the UK Gas Distribution transaction has a positive effect on the metric in the year of sale. RCF/net debt was 15.8% for the year (2015/16: 11.5%; 2014/15: 11.2%). We have actively managed scrip uptake through buying back shares when supported by sufficient headroom in the RCF/net debt metric. Deducting the costs of buying back these shares reduces RCF/net debt to 14.9% for the year.

Our long-term target for RCF/net debt is to exceed 9.0%, which is consistent with the A3 rating threshold used by Moody’s, the rating agency.

We additionally monitor interest cover, which is a measure of the cash flows we generate compared with the net interest cost of servicing our borrowings. Interest cover for the year was 5.0 times (2015/16: 5.5 times; 2014/15:

5.1 times). Our target long-term rate for interest cover is in excess of 3.0 times.

22	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

In focus Commentary on the consolidated cash flow statement page 91 Commentary on borrowings page 127–128 In focus UK regulation pages 174–175 UK regulation pages 176–179

Regulatory financial performance

Timing and regulated revenue adjustments

As described on pages 174 to 179, our allowed revenues are set in accordance with our regulatory price controls or rate plans. We calculate the tariffs we charge our customers based on the estimated volume of energy we expect will be delivered during the coming period. The actual volumes delivered will differ from the estimate. Therefore, our total actual revenue will be different from our total allowed revenue. These differences are commonly referred to as timing differences.

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

Our continuing operating profit for the year includes a total estimated in-year over-collection of £398 million (2015/16: £1 million under-collection). Our closing balance at 31 March 2017 was £414 million over-recovered. In the UK, there was cumulative over-recovery of £82 million at 31 March 2017 (2016: under-recovery of £133 million for continuing operations). In the US, cumulative timing over-recoveries at 31 March 2017 were £332 million (2016: £135 million over-recovery). A sizeable part of that balance will be returned to customers next year.

In addition to the timing adjustments described above, as part of the RIIO price controls in the UK, outperformance against allowances as a result of the totex incentive mechanism, together with changes in output-related allowances included in the original price control, will almost always be adjusted in future revenue recoveries, typically starting in two years’ time. We are also recovering revenues in relation to certain costs incurred (for example pension contributions made) in prior years.

As required under accounting standards our current IFRS revenues and earnings include these amounts that relate to certain costs incurred in prior years or that will need to be repaid or recovered in future periods. Such adjustments will form an important part of the continuing difference between reported IFRS results and underlying economic performance based on our regulatory obligations.

For our UK regulated businesses as a whole (excluding the UK Gas Distribution business), timing and regulated revenue adjustments totalled £408 million in the year (2015/16: £227 million). In the US, accumulated regulatory entitlements cover a range of different areas, with the most significant being environmental remediation and pension assets, as well as deferred storm costs.

All regulatory entitlements are recoverable (or repayable) over different periods, which are agreed with the regulators to match the expected payment profile for the liabilities. As at 31 March 2017, these extend until 2071.

National Grid Annual Report and Accounts 2016/17	Financial review	23

Principal operations – UK

consecutively, on the standard of apprentice training offered by our Academy. Addressing the skills shortage, and providing high-quality training, remains important to us. You will find further details on this and additional awards on pages 30–31.

Operational performance

Our key performance indicators are reported in detail on pages 10–13. Our network reliability figures decreased slightly for Gas Transmission and Gas Distribution and are marginally below target this year. Electricity Transmission exceeded target. We continue to work on initiatives that aim to strengthen reliability, such as our asset health improvement work. For example, we have made good progress on the Feeder 9 gas pipeline replacement project. This involves boring a five kilometre tunnel beneath the River Humber to replace a section of gas pipeline. We are also developing new technologies to deliver work faster and increase network reliability. This includes using a malleable material that can be quickly installed to replace porcelain and polymer insulators where underground cables and overhead technology meet.

We have worked hard to find ways of operating more efficiently, so we can make our business more agile and competitive. For example, our Electricity Transmission business is now carrying out protection system replacements in less than half the time and for significantly lower cost. Within Gas Transmission, we initiated a project to upgrade some air compressor units, reducing carbon dioxide emissions by 1,228 tonnes, and yielding long-term financial savings of £2.42 million.

We installed new gas control systems and made significant progress in installing new electricity control systems – these will help us meet the challenges of the changing energy world and, therefore, help us balance gas and electricity even more efficiently, keeping costs to consumers down.

We have used our regulatory innovation funding to develop ways to serve our customers more effectively, provide greater value, and shape the energy systems of the future. Through Project

Nicola Shaw, Executive Director, UK, describes significant developments that include the sale of a majority interest in the Gas Distribution business and the conclusion of Ofgem’s mid-period review of the RIIO price control for Transmission.

Nicola Shaw CBE Executive Director, UK

This year, sadly, safety has been brought into the sharpest focus for all of us.

A National Grid employee died following an incident at our East Claydon substation. We have undertaken a detailed internal investigation to establish exactly how and why this happened and to learn all possible lessons from it. We are continuing to co-operate with the Health and Safety Executive (HSE) as it carries out its independent investigation. We are also implementing a wide-ranging plan aimed at delivering safety improvements. Safety will continue to be a fundamental priority.

Looking now at organisational developments, this year, in line with our plans, we separated Gas Distribution into a stand-alone business and sold a majority interest. While preparing the business for sale and a new ownership structure, we maintained our focus on operational delivery, which resulted in continued solid performance for Gas Distribution. You can read more about the performance of this business on pages 20–22.

In addition, the Board approved the second interconnector between the UK and France (IFA2), and we launched our new smart metering business. You can read more about these developments on pages 28–29.

As John has described in his review on pages 6–7, we issued a joint statement with BEIS and Ofgem regarding the enhanced role and greater separation of the ESO function. This is a sensible step forward, recognising the need for stability in the organisation during a period of rapid industry change, and the importance of bolstering the perceived independence of the ESO within the National Grid Group.

We welcomed the conclusion of the mid-period review of the RIIO price control for Transmission which has given us certainty over our core revenues for the remaining RIIO period. Ofgem made some adjustments to allowances in both Electricity and Gas Transmission for outputs no longer needed in the RIIO period, and approved additional funding for new activities undertaken by the ESO.

We have also taken the decision to volunteer a deferral of £480 million of RIIO-T1 allowances. This deferral will enable better alignment of the allowances with the likely timing of spend and also help to lower bills in the near term.

In focus Evolving energy landscape 11.9GW is the capacity of installed solar PV in the UK in March 2017 (compared to 0GW in March 2007).
Cost savings for consumers £200m is the approximate expected cost saving resulting from awarding Enhanced Frequency Response contracts for more than 200MW of battery storage in July 2016.
Transmission 284TWh of electricity flowed across the transmission network in 2016/17, enough to boil 2.3 trillion kettles.
90.5bcm of gas was transported across the transmission network in 2016/17, enough to fill the Albert Hall 914,000 times.
Distribution 10.9m is the approximate number of consumers served by the gas distribution networks.

Ofgem continues its work to enable onshore competition in electricity transmission. The majority of projects will not be contested, and National Grid Ventures is preparing to compete for any that are. We are also providing input and support into the ongoing development of the regulatory framework for competition.

Earlier in 2017, BEIS confirmed, through the ‘Building our Industrial Strategy’ green paper, its intention to focus on developing technical education and skills. So, I was particularly delighted when we received an Outstanding grade from Ofsted, for the third time

24	National Grid Annual Report and Accounts 2016/17	Strategic Report

Switchgear replacement in Walpole

“Replacing our switchgear in Walpole in the UK was a complex operation. It involved replacing 23 circuits – some owned by National Grid, others by UK Power Networks and Western Power Distribution. It was originally installed in the 1960s, and updating it was important, helping make sure it continues to provide a reliable service.

The replacements needed to be done in a specific order and involved an enormous amount of planning. When I took on responsibility for the project, we gradually developed a strong collaborative partnership approach with National Grid – concentrating on outcomes that were best for both companies.

A weekly technical issues conference call was an important part of developing a team spirit. Although I created a technical issues log it was National Grid who picked this up and reviewed it each week on the conference call – a good example of National Grid’s responsiveness during this project.”

“The positive team ethic, which we developed together over a period of time, led to an extremely productive 2016.” Geraint Hancock Project Manager at UK Power Networks

response to fluctuations in system frequency and contracts have been awarded for over 200 MW of battery storage. Our Demand Turn Up service was used for the first time during the summer, calling on organisations to make productive use of excess electricity in the system during this traditionally low-usage period.

We developed these balancing services in anticipation of fundamental changes in system operation. This year, for the first time, we saw periods where no coal-fired power stations generated electricity and periods where the Scottish network was operated successfully with no fossil fuel generation. This was against a backdrop of an increase in installed wind and solar generation of more than 10%.

We continue to provide input to Government and Ofgem on the development of future energy systems. This includes the call for evidence on ‘A Smart Flexible Energy System’, which examines how we can make the most of innovation and new technologies in designing the future electricity system.

At a European level, we have worked closely with organisations such as ENTSO-E and ENTSOG (the European Network of Transmission System Operators – for electricity and gas respectively) to implement a number of framework changes in a way that works for Britain’s energy market and our customers.

Looking ahead

Our main focus in the UK is on the first of our three strategic priorities described on page 8, which is to drive a step change in core business performance. We have detailed plans in place to improve safety, our delivery for customers and our efficiency. We are continuing work in a number of priority areas, including the separation of the ESO.

I am proud to be the executive sponsor for this year’s UK employee chosen charity, which is Alzheimer’s Society. I look forward to providing an update on this in next year’s Report.

CLoCC (Customer Low Cost Connections), for example, we’re challenging every aspect of the current Gas Transmission customer connections process. It aims to reduce the time to connect from three years to less than one, and reduce the cost from up to £2 million to significantly less than £1 million. It will also make it easier for non-traditional customers to connect to the NTS.

In November 2016, Ofgem confirmed funding for new Network Innovation Competition projects. We were successful in our bid with UK Power Networks on the ‘Power Potential’ project, which is a new £9.5 million market trial relating to voltage control. Also, National Grid will work with SP Energy Networks on a £19.9 million project that will help address some of the current and future challenges associated with the stability of Britain’s electricity transmission system as we transition to low-carbon energy. Details of our innovation projects are published at www.nationalgrid.com/innovation.

This year we made good progress on several major customer connection projects. We have improved the way we consult with all our stakeholders on major projects by simplifying how we present information – using clear language, more visual displays and virtual reality modelling – and by holding more events in a variety of easily accessible venues. We received positive feedback on our stakeholder engagement via our major project survey.

Although we exceeded our customer satisfaction targets, the figure for Electricity Transmission decreased slightly compared to last year. We are working hard across our UK business to place customers at the heart of our operations. We’re holding workshops for customers so we can gain a more in-depth understanding of their requirements. We have also started to examine each point of contact they have with our Company, so we can identify where we can improve our processes and our customers’ experience with us. We will be testing proposed improvements with customers before we implement them.

Shaping the future of energy

This year we launched a nationwide conversation on the future of gas to gather insights on the future role of gas and the gas transmission network. Gas will continue to be an important part of the mix in ensuring a secure energy supply at best value for consumers while Britain transitions to a low-carbon future. By engaging with stakeholders to understand what customers and end consumers value, this project will help us to identify optimal levels of future investment in the system and innovative ways to adapt our commercial arrangements.

We have collaborated with organisations that provide demand side flexibility to develop new electricity balancing services. Enhanced Frequency Response provides a sub-second

National Grid Annual Report and Accounts 2016/17	Principal operations	25

Principal operations – US

I believe that our focus on providing affordable, safe, reliable energy for all customers will make us a great operating company.

Safety

This year, the US business has seen a 5% reduction in the number of injuries requiring medical attention beyond first aid. Safety, Health and Environment (SHE) plans addressing current risks and injury trends were expanded to all managers. To increase transparency, under-performing teams were required to develop and communicate performance improvement plans to the executive leadership. Additional focus has been on reducing road traffic collisions through targeted training and communications.

We will continue to use SHE plans to focus on hazard elimination and road traffic collision reduction in 2017/18. We will also be implementing a mental well-being programme.

A clean energy company

Another factor in becoming a great operating company is becoming a clean energy company. This is nowhere more apparent than in Rhode Island where, in a first-in-the-nation milestone, we began delivering electricity generated by an offshore wind farm.

In December, after just 11 months of construction on ‘sea2shore: The Renewable Link project’, we began delivering electricity generated by the offshore Block Island Wind Farm to the electricity grid in Rhode Island and to customers.

Dean Seavers, Executive Director, US, provides an overview of performance and developments during 2016/17, including progress on our rate cases across the region.

Dean Seavers

Executive Director, US

In focus

Electricity

3.5m

approximate number of customers across upstate New York, Massachusetts and Rhode Island.

Gas

3.6m

approximate number of customers across upstate New York, New York City, Long Island, Massachusetts and Rhode Island served by our gas distribution networks.

When I think about the past year, it’s the times spent visiting with customers that stand out. I feel fortunate because wherever I am in our service territory, I see solid evidence that we are making energy more affordable, safe, and reliable for all customers. We’re doing it through infrastructure investments, energy efficiency, and economic development.

While energy can’t be free, our customers shouldn’t have to pay for waste. The work we’re doing in each of our jurisdictions shows how we’re eliminating waste, becoming a clean energy company, and future-proofing our business for generations to come.

Becoming a great operating company

We aspire to be a great operating company and one way is by making rate cases a priority. Our rate plans set the foundation for how we run our business and serve our customers and communities, focusing on safe, reliable, and affordable electricity and gas service. Our rate plans inform infrastructure investment, innovation and bill impact.

After several years under the same rate structures in all three states we serve, we filed new rate cases last year. Like any business or municipality, our costs have risen, so we filed a rate proposal in Massachusetts to increase electricity distribution rates, and two proposals in downstate New York, to increase gas delivery rates in New York City and Long Island.

In September, we received an order from the Massachusetts Department of Public Utilities (MADPU) that allows us to update our electricity distribution prices for the first time since 2010. The order lets us invest $249 million to update and strengthen the electricity system and recover the increasing costs of running our business, which include operation and maintenance expenses, property taxes and storm response.

In December, the NYPSC approved our rate proposals for KEDNY and KEDLI. The decision outlines a three-year rate plan for our 1.2 million gas customers in downstate New York, effective from 1 January 2017. By the end of 2019, we intend to invest $3 billion into our gas systems and replace 585 miles of ageing pipes in New York City and Long Island.

Our key objective for this year is to achieve a good outcome in our rate filing for Niagara Mohawk, which was filed in April 2017. This represents 30% of our US rate base.

The filing is the first full rate review for this utility since 2013 and will allow us to modernise the electric and gas networks to further enhance reliability and resiliency. It will also help us improve customer service, including programmes to assist vulnerable customers, promote economic growth and develop the energy infrastructure and technologies that support the demands of a modern energy system.

The Block Island Wind Farm is expected to supply approximately 30 MW of electricity, more than enough to meet Block Island’s entire current peak demand of 3-4 MW. The excess will be redirected to mainland Rhode Island via the submarine cable running between Block Island and the town of Narragansett.

Another example is our new approach to testing large-scale solar. We are deliberately targeting installations that will provide additional energy to communities when they need it the most, vastly improving the value of solar projects to customers.

26	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

Buffalo Niagara Medical Campus

The Buffalo Niagara Medical Campus (BNMC) is an economic engine for the City of Buffalo and the region. A collection of hospitals, life science research and educational facilities, medical offices, and even a hotel, it encompasses 120 acres just north of the downtown business district.

Together, we have formed a unique energy partnership, as BNMC’s pace of growth is matched by its demand for energy. We developed a comprehensive strategy to transform the campus into a global leader in energy innovation, and are looking to extend the innovation approach to surrounding neighbourhoods. It involves adopting new technologies and sustainable energy solutions – creating a blueprint for other large campus developments.

Matt Enstice, President and CEO of BNMC, believes the campus is firmly on the map and that its remarkable energy journey would not have been possible without National Grid.

heels of new legislation that makes it more attractive to choose emission-free automobiles by improving access to public charging.

We received good news in July that New Hampshire regulators had approved construction of the Merrimack Valley Reliability Project (MVRP) – a 24.4 mile, 345 kV overhead transmission line that will run in existing utility rights-of-way between Londonderry, New Hampshire, and Tewksbury, Massachusetts. The MVRP addresses the concerns of New England’s independent system operator, ISO-New England, relating to ageing infrastructure and anticipated increases in electricity demand.

In January, we assumed primary responsibility for developing the Vermont Green Line (VGL) project. VGL is a proposed 400 MW, HVDC electricity transmission project, designed to unlock and deliver reliable and affordable renewable energy to New England.

In August, we withdrew our petition for capacity on the Access Northeast (ANE) gas pipeline, after the Supreme Judicial Court ruled that Massachusetts electric companies could not charge their customers for the cost of building natural gas pipelines in New England.

ANE is designed to help secure New England’s clean energy future, ensure the reliability of the electricity system, and save customers more than $1 billion annually on their electricity bills. We continue to explore our options for a potential path forward with ANE and pursue a balanced portfolio of solutions to provide the clean, reliable, and secure energy our customers deserve.

Looking ahead

It’s been a busy year, living first-hand how we bring energy to life for our customers, stakeholders, and communities. And it’s what we’ll aim to do again next year. Our US priority initiatives support National Grid’s three strategic priorities – below are some examples.

We will find new ways of optimising our operational performance. We’ve started by enabling our supervisors to spend more time in the field, strengthening the connection to our customers, coaching and mentoring employees, and creating a learning and growth environment. Through a new gas enablement initiative, we are upgrading systems, improving processes and developing ways of working to serve our customers better. And, we are strengthening the energy supply chain that will take us to a decarbonised future.

Next, we will look for opportunities to grow our core business. We’ll do this through capital delivery and stakeholder engagement.

And, we will future-proof our business for technology and value shifts. This means continuing the work we are doing with Grid Modernization in Massachusetts, with REV in New York and with the New Energy initiative in Rhode Island.

“It’s a partnership model for the future, National Grid seeded initiatives that have changed the game.” Matt Enstice, President & CEO, Buffalo Niagara Medical Campus, Inc. Canisius College

We presently have 21 MW of National Grid-owned solar built or under contract in Massachusetts, with plans to add 14 MW more. This includes the ability to build 7 MW of renewable energy storage, marking the first time an investor-owned utility in the region will build, own, and test renewable energy paired with storage.

We’re also starting to add battery storage technology to our large-scale solar installations, experimenting with the same technology you’d find in a Tesla all-electric vehicle, but more than 10 times the size.

New York State’s Reforming the Energy Vision (REV) has enabled us to pursue innovative demonstration projects that address affordability and renewable energy.

Traditional solar installations generate electricity only for one resident or business who can afford it. Through our Fruit Belt Neighborhood Solar project in Buffalo, we are bringing rooftop solar to an entire city section. We will aggregate the power from 100 neighbourhood solar installations and share the benefits with residents who otherwise might not be in a position to install on their own.

Investing for the future

As I’ve described above, having the right rate plans in place allows us to invest. Below are some examples of how investments are helping us to future-proof our business for generations to come.

We are assisting with green transportation in Massachusetts. In January, we filed a proposal with MADPU to develop more than 1,200 electric vehicle charging ports at 140 sites over a three-year period. Our proposal came on the

National Grid Annual Report and Accounts 2016/17	Principal operations	27

Principal operations – Other activities

This part of our operations includes non-regulated businesses and other commercial operations not included within the business segments.

National Grid Ventures

We have announced the creation of National Grid Ventures to drive growth outside of our regulated core in competitive markets across the US and the UK. The business will comprise all commercial operations in metering, LNG and electricity interconnectors, and focus on investment and future activities in emerging growth areas, a recent example of which is our partnership with Sunrun.

In focus

Sunrun

In January, we formed a partnership with Sunrun, the largest dedicated provider of residential solar systems in the US. This partnership comprises a $100 million equity investment in Sunrun’s portfolio of approximately 180 MW of residential solar systems across 18 states, including those in which we operate. National Grid Ventures will manage our interest in Sunrun.

Interconnectors

National Grid is the biggest operator and developer of electricity interconnectors to the UK, with two subsea links in operation and two currently under construction.

BritNed is a joint venture between National Grid and TenneT, the Dutch transmission system operator. It owns and operates a 1 GW HVDC link between England and the Netherlands. A substantial proportion of the flow over BritNed is in the import direction from the Netherlands to Great Britain.

Celebrating its 30th year of operation in 2016, the England–France interconnector (IFA) is a 2 GW HVDC link between the French and British transmission systems with ownership shared between National Grid and Réseau de Transport d’Electricité (RTE). As with BritNed, a substantial proportion of the flow continues to be in the import direction from France to Great Britain.

Following Board approval for the Belgium (Nemo Link) and Norway (North Sea Link) interconnectors in 2015, significant progress has been made on both projects.

Nemo Link, developed between National Grid and Elia, the Belgian transmission system operator, will connect Richborough in the UK and Herdersbrug in Belgium. The subsea cable will be 130 kilometres in length and have a capacity of 1 GW. Seabed surveys and construction work have already taken place on the project, which is planned to be operational in 2019.

North Sea Link (NSL) will connect Blyth in the UK and Kvilldal in Norway. Developed between National Grid and the Norwegian transmission system operator Statnett, NSL will be the longest subsea cable in the world at 720 kilometres. The 1.4 GW link is expected to be operational by 2021. Construction started in Norway in 2016, while work in the UK will begin this year.

The Board also approved the 240 kilometre IFA2 interconnector in November 2016. Developed with RTE, the 1 GW subsea cable will connect Hampshire in the UK and Normandy in France. The link is expected to be operational in 2020, with construction starting in 2018.

Grain LNG

Grain LNG is one of three LNG importation facilities in the UK. It operates under long-term contracts with customers and provides importation services of ship berthing, temporary storage, ship reloading and re-gasification into the NTS.

“It’s a project that ticks the boxes – helping to meet renewable energy targets and keeping the lights on for customers.” Nigel Williams Project Director, North Sea Link

28	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

Our road tanker loading facility was commissioned in November 2015. The new loading hub offers a more environmentally-friendly alternative fuel and allows road tanker operators to load and transport LNG in bulk. Grain carried out its 1,000th road tanker reload in 2016.

Metering

National Grid Metering (NGM) provides installation and maintenance services to energy suppliers in the regulated market in Great Britain. It maintains an asset base of around 12.3 million domestic, industrial and commercial meters.

Customer satisfaction scores for NGM remain positive for domestic, industrial and commercial businesses. We continue to work with our customers on areas for improvement by exploring additional products and services so we can respond to the rapidly changing non-domestic sector.

National Grid Smart became operational in November 2016, supporting energy suppliers in fulfilling their UK smart meter roll-out obligations. National Grid Smart offers a variety of services from meter asset financing and customer relationship management through to installation and maintenance services, and has secured customer contracts over the last six months. By the end of 2020, around 53 million smart meters will be fitted in more than 30 million premises (households and businesses) across England, Scotland and Wales.

UK Property

National Grid Property is responsible for the management, clean-up and disposal of surplus sites in the UK, most of which are former gas works. During 2016/17, we sold 19 sites and exchanged conditional contracts on a further 14 future land sales. We entered a new phase of our joint venture, St William Homes LLP, starting construction of 955 new homes on our first site at Battersea. Our estate management, gas holder dismantling and contaminated land clean-up programmes continue to reduce operational risk across our portfolio.

US non-regulated businesses

Some of our US businesses are not subject to state or federal rate-making authority. These include interests in LNG road transportation, some gas transmission pipelines (our minority equity interests in these are not regulated) and certain commercial services relating to solar installations, fuel cells and other new technologies that are an important part of our future.

North Sea Link

Stretching 720 kilometres under the North Sea, the € 2 billion North Sea Link (NSL) will be the first electricity interconnector between the UK and Norway.

This joint project, between National Grid and Statnett, the Norwegian transmission operator, is the biggest of its kind in the world and will mean laying new cable over four years in challenging North Sea sub-sea conditions. We’ve developed a close working partnership with Statnett – a one-team approach – so we can make sure the project progresses safely, economically and to stringent deadlines.

NSL will allow both countries to trade energy, and contribute to more production of renewable energy on both sides. This will give both countries a wider spread of electricity supply to turn to when they need it.

National Grid Annual Report and Accounts 2016/17	Principal operations	29

Our people

If we are to achieve our strategic objectives, we need to make sure our employees have the right skills and capabilities.

Being good neighbours

“When someone does a great job, the company they work for needs to know and that’s why I’m writing to you.”

Ron Lamb, Rhode Island

“When we lost electricity in my neighbourhood in Rhode Island, I called to report the outage and then went to bed. I woke up at 3:30am and noticed we still didn’t have electricity, so I went downstairs to check the National Grid website, which showed a crew was assigned and the estimated time electricity would be back on was 8:00am. I looked out of the front window, to find a large crew of workers, trucks and equipment.

The thing that amazed me was this crew was going about doing their jobs making very little noise, I would never have known they were there. At 6:30am one of the guys came to tell us they’d repaired the cable and he brought me my newspaper, so I emailed to say thanks for being a good neighbour.”

Building skills and expertise to drive performance

Our sector is undergoing a period of massive transformation and uncertainty, so we are taking steps to help make sure our workforce capacity and capability remains flexible enough to deliver our strategic objectives. For example, we are using a new strategic workforce planning programme. This helps us determine where we could have future shortfalls in our workforce requirements across a range of possible scenarios over the next 10 years. It also helps us plan investment for recruitment and training, so we can make sure we always have the right skills in the right place at the right time.

During 2016/17, we have taken steps to improve our people’s capability, primarily across four main areas: leadership, contract management, stakeholder management and performance excellence. We are also setting the standards that we need to achieve in other capability areas, including data management, customer focus and commerciality.

Our Accelerated Development Programme is designed to enhance our leadership succession planning by developing the skills of employees seen as having potential to grow into our senior roles. During 2016/17, 117 participants started the 18-month programme.

Safeguarding the future

We remain committed to helping address the significant skills challenge facing the engineering profession in the UK and US.

In the UK, the 2015 Employer Skills Survey highlighted that 36% of hard-to-fill vacancies in the UK energy and utilities sector were due to a lack of proficient skills – well above the 23% national average and notably higher than any other sector.

In the US, we completed the seventh year of our National Grid Engineering Pipeline programme, designed to inspire high school students to pursue an engineering education and career. To date, 304 promising students have participated.

We promoted STEM education and careers to more than 300 middle and high school students during our Engineering our Future initiative. We also partner with seven local community colleges to deliver programmes designed to produce future electricity line workers.

We have further partnerships with the Center for Energy Workforce Development on its ‘energy industry fundamentals’; and with Jefferson Community College, Con Edison and Fort Drum to establish the Troops to Energy Natural Gas Bootcamp. This six-week training programme helps soldiers exiting the military transition to civilian work – and will help meet the need for natural gas workers in the northeast.

US work experience opportunities include summer internships – with some interns starting their journey into the energy industry through our Engineering Pipeline programme. Some students go on to join our Company through our graduate development programme or regular full-time opportunities. This past year, we have doubled our graduate development programme in the US and incorporated best practices from the UK, including adopting the UK’s online assessment and interview day processes.

Promoting an inclusive and diverse workforce

Our inclusion and diversity activities include attraction and recruitment, development, leadership, role modelling and cultural change.

To help address this, we are involved in a number of initiatives. For example, our Chief Executive and specialists from our Academy are members of both the Council and Delivery Board of the Energy Utility Skills partnership and have supported the creation of the Energy and Utilities’ Workforce Renewal Skills Strategy 2020. This has involved collaborating with the wider sector to address priorities such as recruitment, investment in skills and targeting skills gaps.

Our Academy offers residential work experience programmes for 100 young people annually, balanced 50/50 between boys and girls. We participate in the annual Big Bang Fair, which is designed to promote interest in STEM subjects and careers.

During 2016/17, 316 people have participated in our apprentice, engineering, student and graduate development programmes. In November 2016, our apprentice programme was ranked ‘Outstanding’ by Ofsted for the third time consecutively.

We aim to attract a diverse range of applicants, including under-represented groups. In the UK, our Women in National Grid Yearbook, which showcases a number of our UK female role models, is available to potential applicants so they can envisage a career with us. In the US, our priorities have included more veterans and women into ‘non-traditional’ roles, such as engineering and field technicians.

We recognise the value that a diverse workforce and an inclusive culture bring to our business. Our policy is that people with disabilities should have fair consideration for all vacancies against the requirements for the role. Where possible, we make reasonable adjustments in job design and provide appropriate training for existing employees who become disabled. We are committed to equal opportunity in recruitment, promotion and career development for all employees, including those with disabilities, and our policy recognises the right of all people to work in an environment that is free from discrimination.

30	National Grid Annual Report and Accounts 2016/17	Strategic Report

Strategic Report

In focus

100%

The conversion rate for the natural gas technician certificate programme we have developed in partnership with the State University of New York. This initiative is designed to address future hiring needs for our gas operations.

6.5

days per employee

The average amount of technical, safety and professional effectiveness training undertaken by our employees in the UK and US during 2016/17.

Celebrating our female role models

Vicky Higgin (pictured above), a senior leader in our Information Services function, won leader of the year at the FDM everywoman in Technology Awards, which recognise the value of women working in IT. Vicky, who joined National Grid in a junior role in 1997, was recognised for her leadership and varied National Grid career. This includes her work with Engineering UK, a charity that encourages young people into engineering.

We have reviewed some of our leadership development programmes to place a stronger emphasis on inclusion and diversity. For example we have further developed our unconscious bias training and added it to our US supervisor development programme.

We believe leadership involvement is an important factor in building an inclusive culture. Many leaders are sponsors of our employee resource groups or mentees in our reverse mentoring programme. These activities provide our leaders with a greater understanding of the challenges facing our diverse workforce, and more confidence in discussing diversity in the organisation. Senior role models are being encouraged to show how they are bringing an inclusive culture to life.

Our Employee Resource Groups build awareness and understanding of inclusion and diversity throughout the organisation. They also provide valuable feedback and suggestions for improvements. For example, a proposal from our US Work-Life group led to the launch of our new Parental Bonding Policy, which provides enhanced support to employees after the birth or adoption of a child. In the UK, ‘One’, our ethnic minority group, organised Black History Month events to raise the profile of ethnic diversity.

Externally, we were recognised as an employer of choice in the US with an award from the Human Rights Campaign Foundation as one of the ‘best places to work’ for LGBT equality. In the UK, our EmployAbility scheme, which provides supported work experience for young people with learning disabilities, is recognised as best practice by the Business Disability Forum.

Following the UK Gender Pay Gap

Information Regulations in the UK, approved by Parliament in February 2017, we will be disclosing additional pay gap information during 2017 according to the approach outlined in the regulations.

The table opposite shows the breakdown in numbers of employees by gender at different levels of the organisation. We have included information relating to subsidiary directors, as this is required by the Companies Act 2006 (Strategic Report and Directors’ Reports) Regulations 2013. We define ‘senior management’ as those managers who are at the same level, or one level below, our Executive Committee. It also includes those who are directors of subsidiaries, or who have responsibility for planning, directing or controlling the activities of the Group, or a strategically significant part of the Group, and are employees of the Group.

Financial year ended 31 March 2017
	Our Board	Senior management	Whole Company*
Male	8	167	16,802
Female	4	68	5,330
Total	12	235	22,132
Male %	66.7%	71.1%	75.9%
Female %	33.3%	28.9%	24.1%

*	This measure is also one of our Company KPIs. See page 12 for more information.

Health and well-being

During 2016/17 we have continued to promote the importance of well-being across our business.

In the UK, we have a leading role in the Business in the Community Workwell campaign, which promotes mental well-being in the workplace. More than 900 people, including around 30 of our senior leaders, have attended our mental health first aid course to date. We also ran a diabetes awareness campaign in which employees could assess risk and learn more about diet and activity.

Our activities in the US included a programme aimed at reducing soft tissue injuries through early intervention and prevention. Specialists are available to employees, providing on-site therapy services and advice. Other activities included a focus on chronic disease prevention through educational programmes and wellbeing initiatives.

Building strong communities

We believe a strong community is good for the people who live there, good for our business and good for the wider economy. To further support the communities in which we work and live, we partner with charity organisations, and provide communities with one-off grants to support their social, economic and environmental development. We also empower our employees to pursue projects and their chosen causes through volunteering in their neighbourhoods.

We support local schools and colleges with work experience opportunities and careers advice sessions. Our engineers help to bring STEM subjects to life. Last year, our community engagement and investment in education was valued at £12,364,891, with our UK employees giving over 18,400 hours of volunteering support and the US providing more than 22,900 hours of interactions with young people on STEM subjects.

Human rights

Respect for human rights is incorporated into our employment practices and our values. See page 191 for more information.

National Grid Annual Report and Accounts 2016/17	Our people	31

Letter from the Chairman and

Corporate Governance contents

Sir Peter Gershon Chairman

Corporate Governance contents

Letter from the Chairman	32

Corporate Governance
– Board focus	33

– Our Board	34

– Board composition	36

– Board and committee membership and attendance	37

– Directors’ induction programme	37

– Director development and training	37

– Investor engagement	37

Board and committee evaluation	38

Audit Committee	40

Finance Committee	45

Safety, Environment and Health Committee	46

Nominations Committee	47

– Board diversity	48

Management committees	49

Statement of compliance with the UK Corporate Governance Code	50

Index to Directors’ Report and other disclosures	53

Directors’ Remuneration Report	54

Dear Shareholders,
This last year has seen a significant focus on shaping the strategic direction of the Company and maximising value creation for our shareholders. The Board has overseen the sale of a majority interest in the Company’s UK Gas Distribution business, given approval for the IFA2 interconnector, the formation of a partnership with Sunrun in the US and the work undertaken to support a more independent electricity system operator in the UK.

We are mindful of value creation for shareholders as well as our responsibility to all stakeholders in our decision making. The Board always takes into consideration its fiduciary duties to the Company under the Companies Act 2006, in particular the duty to promote the success of the business, when arriving at decisions that it believes are in the best interests of shareholders and the long-term future of the Company.

The Board has also undertaken site visits in Buffalo, US, participated in three strategy sessions and received training on the Market Abuse Regulations that came into force in July 2016 as a result of EU legislation.

Management reporting

During the year, a review was undertaken to make sure that the management reports to the Board were providing the information required to facilitate effective discussions and support decisions. Changes were also made to the timing and frequency of reporting to the Board. We believe that these changes will allow the Board to better monitor the performance of the Company and hold management to account.

Cyber security

Cyber security continued to be a key area of focus for the Board this year. In addition to various updates from management, an external advisor delivered a Board training session designed to highlight the role of the Board in effective cyber security governance and provide an insight to the key challenges unique to the Company. The training also sought to equip Board members with examples of questions to ask in order to challenge management and make sure that the controls in place align with the Company’s risk appetite and culture. Management has recently developed a new cyber security management report and we will continue to monitor the performance and level of risk on a regular basis next year.

Corporate Governance Reform

Corporate Governance developments continue to be subject to political and media scrutiny. This topic is kept under frequent review by your Board. In February, we responded to the Department of Business, Energy and Industrial Strategy’s consultation on Corporate Governance Reform. We also noted the Financial Reporting Council’s (FRC) intention to undertake a fundamental review of the UK Corporate Governance Code (the Code) and we will look to play an active role in the consultation process.

Board culture

In my role as Chairman, I am responsible for promoting a culture of openness and debate by facilitating the effective contribution of all directors in meetings. We welcome the FRC’s report on ‘Corporate Culture and the Role of Boards’ and the re-emphasis on the importance of setting the standards at the top of the Company to permeate throughout the organisation. Culture formed the basis of this year’s Board performance evaluation. You can read more about the process and outcomes of the evaluation on page 38.

Board changes

As previously announced, we will be saying goodbye to Ruth Kelly at the end of the 2017 AGM after nearly six years on the Board. Additionally, Steve Holliday stepped down from the Board in July last year and Nicola Shaw joined as Executive Director, UK the same month. More recently, we welcomed Pierre Dufour as a Non-executive Director in February. The Nominations Committee oversaw the rigorous selection process for Pierre’s appointment. You can read more about this on page 47.

Sir Peter Gershon

Chairman

32	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Looking back. Examples of Board focus during the year included:

Areas of focus	Commentary

The sale of the Gas Distribution business	The sale of the UK Gas Distribution business has been a feature on every agenda this year and the Board has had input into all the key decisions. The Board has received updates from the project management team on a range of topics, including the transfer of employees to the new, separate company, negotiations with the pension trustees and progress against the project timetable.	bids against a set of financial and non-financial criteria that evaluated the value of the bid but also the suitability of the bidder. Following discussion, the Board unanimously approved entering in to detailed discussions with the Consortium for the disposal of a majority interest in the UK Gas Distribution business and an announcement to the market was made.

	In September, an additional Board meeting was arranged to consider the first round bids and again in December to consider second round bids. The Board assessed the	Discussions in March and April focused on the most appropriate way to return the proceeds of the sale to shareholders.

The future of the System Operator	The Board has been kept involved with the future of the ESO ahead of the joint announcement with the government and Ofgem of a more independent system operator (ISO) earlier this year. Updates on progress were	received in April, June and November and the Board considered the proposed operator model and governance arrangements and whether the move to an ISO was in the interests of both customers and shareholders.

Cyber security	Cyber security has remained high on the Board agenda this year. In December the Board participated in a two-hour cyber training session delivered by an industry	expert. Moving forward the Board will also receive triannual cyber management reports to monitor this risk.

The strategic partnership with Sunrun in the US	In line with the Code, the Board, and in particular, the Non-executive Directors should constructively challenge and help develop proposals on Strategy. Further to discussions in the July and September strategy sessions	around distributed energy resources, the Board considered a proposal to form a strategic partnership with Sunrun in December. The proposal was carefully considered and approved.

European Energy and the implications of Brexit	Following the outcome of the EU Referendum, the Board discussed the implications for the Company at its June meeting. The issue was also considered in relation to the final investment decision for the IFA2 interconnector project with respect to access to the Internal Energy Market and any adverse effect on import tariffs.	The Board will receive an update on a triannual basis so it can monitor the external political environment and take this into account in its strategic decision making.

US regulatory rate case filings	The Board has received regular updates on the Company’s regulatory strategy and the progress of regulatory rate case filings in the US. Senior employees from the US jurisdictions have attended Board	meetings to provide an overview of the political and stakeholder context in each area and to discuss the opportunities and challenges that exist.

Mid-period review	In August, Ofgem published initial proposals for a mid-period review into the price controls for RIIO-T1. The Board has been kept up to date with progress on the Company’s response to the consultation and also market	reaction to the review stages. The Board noted Ofgem’s final decision in February and will continue to monitor the Company’s engagement with the regulator.

Principal risks and viability	The Board is responsible for determining the nature and extent of the Company’s principal risks. The Board discussed the Group risk profile in September and March and gave consideration to whether there were any changes to existing risks, any emerging risks, and whether the agreed principal risks were consistent with the Company’s risk appetite levels.	The impact of the principal risks was tested over the established assessment period of five years. The Board confirmed that it was satisfied with the assessment of the risks including the testing, management and mitigation. In May, the Audit Committee recommended the viability statement to the Board and it was approved.

Purpose, vision and strategy	In addition to time spent in Board meetings discussing strategy, the Board also participated in three separate strategy sessions this year. The first session focused on how the energy industry is evolving, the Company’s strategic priorities and proposals for developing the	Company’s purpose, vision and values. The final two sessions considered the Company’s capabilities and resources and also explored technology and innovation projects used internally and those available externally.

Site visits	As referenced last year, the Board meeting in September 2016 took place in Buffalo in the US. The Board members took this opportunity to explore the work undertaken by the Company in the local area such as the collaboration with the Buffalo Niagara Partnership and the Company’s	role in providing infrastructure for the developments in the River Bend area. The visit also allowed the Board to interact with various local stakeholders and employees and gain further insight in to the day-to-day operations of the Company.

Looking forward. The Board’s focus for next year is expected to include:

• continued regular reviews of safety activities;	• cyber security updates;
• UK and US operational business overviews;	• innovation;
• preparation for RIIO T-2;	• the 2017 UK Winter Outlook;

•  continued detailed review of our strategy for growth and its financing;

•  the implications of Brexit on our activities;

•  the future of the SO;

•  the outcome of the US regulatory rate case filings, including upstate New York, Rhode Island and the Massachusetts gas companies;

•  results and follow-up on the action planning from the Board and committee evaluation;

•  updates on UK and US corporate governance and other policy developments; and

•  results of the 2017 employee engagement survey.

National Grid Annual Report and Accounts 2016/17	Corporate Governance	33

Corporate Governance continued

Our Board

Key

A Audit Committee

F Finance Committee

N Nominations Committee

R Remuneration Committee S Safety, Environment and Health Committee

(ch) Chairman of committee

Including National Grid Group plc

Tenure as at 31 March 2017

Charts and committee membership are as at 17 May 2017

Sir Peter Gershon CBE FREng (70)

Chairman N (ch)

Appointed: 1 August 2011 as Deputy Chairman and became Chairman with effect from 1 January 2012

Tenure: 5 years

Career and skills: Sir Peter is a Fellow of the Royal Academy of Engineering and has had a varied career holding a number of senior positions across multiple industries. His previous appointments include Chief Executive of the Office of Government Commerce, Managing Director of Marconi Electronic Systems and a member of the UK Defence Academy Advisory Board. Sir Peter brings to his role of Chairman of the Board extensive general management, government and advisory experience as well as significant board level experience, including a seven-year tenure as Chairman of Tate and Lyle plc from which he retired from on 31 March 2017. Sir Peter currently holds external appointments as a Non-executive Chairman of the Aircraft Carrier Alliance Management Board and a Trustee of The Sutton Trust.

Skills and experience:

Ci, Cu, E, GM, G and I.

John Pettigrew FEI, FIET (48)

Chief Executive F

Appointed: 1 April 2014 and became Chief Executive with effect from 1 April 2016

Tenure: 3 years

Career and skills: John joined the Company in 1991 and progressed through a variety of roles before joining the Board as UK Executive Director in 2014. With over 25 years of varied experience at National Grid, his previous roles include Director of Engineering in the UK, Chief Operating Officer and Executive Vice President for the US Electricity Distribution & Generation business, Chief Operating Officer for UK Gas Distribution and UK Chief Operating Officer from 2012 to 2014. John’s extensive experience within the Company brings to the Board a deep understanding of the energy and utilities industry and operation within a regulatory environment as well as a full appreciation of the landscape National Grid works in.

Skills and experience:

E, G, GM, R and U.

Nicola Shaw CBE (47)

Executive Director, UK

Appointed: 1 July 2016

Tenure: Less than a year

Career and skills: Nicola joined the Board in July 2016 as Executive Director following her previous roles as CEO at HS1 plc from 2011 to 2016 and FirstGroup plc from 2005 to 2010. She was also an independent Non-executive Director of Aer Lingus Group plc until September 2015. Nicola’s career, both in the UK and overseas, has included roles at the Strategic Rail Authority, Office of the Rail Regulator, Bechtel Ltd, Halcrow Fox, the World Bank and London Transport and she is currently a Non-executive Director of Ellevio AB, a Swedish electricity distribution company. Nicola has a broad range of experience and strong track-record working with the UK Government, the European Commission and Parliament and industry Regulators as well as leading important infrastructure businesses which she brings to her role as UK Executive Director on the Board and a member of the Executive Committee.

Skills and experience:

G, I, R and U.

Andrew Bonfield (54)

Finance Director F

Appointed: 1 November 2010

Tenure: 6 years

Career and skills: Andrew is a chartered accountant with significant financial experience having previously held the position of Chief Financial Officer at Cadbury plc; he also spent five years as Executive Vice President & Chief Financial Officer at Bristol- Myers Squibb, an American pharmaceutical company. Andrew also has prior experience in the energy sector as he was Finance Director of BG Group plc from 2001 to 2002. He currently has an external appointment on the Kingfisher plc Board as a Non-executive Director. Andrew’s varied financial experience across several different industries enables him to bring valued and technical expertise to Board meetings through thorough knowledge of the financial industry both in the UK and internationally.

Skills and experience:

Fi, I and U.

Dean Seavers (56)

Executive Director, US

Appointed: 1 April 2015

Tenure: 2 years

Career and skills: Dean began his career at the Ford Motor Company, moving to Tyco International Ltd where he held various senior management positions before joining General Electric Company/United Technologies Corporation. He was President and Chief Executive Officer of General Electric Security and then President, Global Services of United Technologies Fire & Security. Dean was also a member of the Board of Directors of the National Fire Protection Association and most recently he has been a lead network member at City Light Capital and President and Chief Executive of Red Hawk Fire & Security, LLC and currently holds an external appointment as a Board member of Red Hawk Fire & Security, LLC. Dean brings to the Board a wide range of financial and customer experience along with significant general management experience with a particular focus on change and performance improvement programmes.

Skills and experience:

Ci, Cu, Fi, GM and I.

Nora Mead Brownell (69)

Non-executive Director N, R, S

Independent

Appointed: 1 June 2012

Tenure: 4 years

Career and skills: A key individual in the US energy industry, Nora has significant experience gained in a variety of roles including Commissioner of the Pennsylvania Public Utility Commission and FERC and former President of the National Association of Regulatory Utility Commissioners. Most recently, Nora sat on the Boards of ONCOR Electric Delivery Holding Company LLC and Comverge, Inc. She is currently a member of the Board of Spectra Energy Partners LP and the Advisory Board of Morgan Stanley Infrastructure Partners as well as a partner in ESPY Energy Solutions LLC. Through her Executive experience and her Non-executive directorships, Nora brings extensive experience in US Government and regulatory matters to the Board as well as significant expertise in the US utilities industry.

Skills and experience:

G, R and U.

Jonathan Dawson (65)

Non-executive Director F, N, R (ch)

Independent

Appointed: 4 March 2013

Tenure: 4 years

Career and skills: Jonathan started his career in the Ministry of Defence before moving to Lazard where he spent more than 20 years. He was a Non-executive Director of Galliford Try plc, National Australia Group Europe Limited and Standard Life Investments (Holdings) Limited. Most recently Jonathan was Chairman of the Remuneration Committee and Senior Independent Director of Next plc. His extensive experience in the pensions and financial industries brings significant and in-depth understanding in remuneration and other financial matters to his role as Chairman of the Remuneration Committee and to the Board. Jonathan is currently Senior Independent Director and Chairman of the Audit & Risk Committee of Jardine Lloyd Thompson Group plc and Chairman and a founding partner of Penfida Limited.

Skills and experience:

B, Ci, Fi and P.

34	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Pierre Dufour (62)

Non-executive Director N, R, S

Independent

Appointed: 16 February 2017

Tenure: Less than a year

Career and skills: Pierre started his career at SNC Lavalin Group, a Canadian engineering, procurement and construction management business. He joined Air Liquide in 1997, later going on to roles such as Chief Executive of the US operations, Chairman of the Board of Air Liquide Canada and several different positions within Air Liquide where he had responsibility for North American operations, while also overseeing safety and industrial risk management and operations in South America, Africa and the Middle East. Pierre then became Senior Executive Vice President of the Air Liquide Group with responsibility for all Air Liquide group activities across The Americas, Middle East, Africa and Asia. Pierre brings significant safety and engineering knowledge to the Board and, in addition to his executive experience, Pierre is also a Non-executive Director of Archer Daniels Midland.

Skills and experience:

Cu, E, GM, I and Sa.

Therese Esperdy (56)

Non-executive Director A, F (ch), N

Independent

Appointed: 18 March 2014, and appointed to the Board of National Grid USA from 1 May 2015

Tenure: 3 years

Career and skills: Having started her banking career at Lehman Brothers, Therese joined Chase Securities in 1997 going on to hold a variety of senior roles at JP Morgan Chase & Co. These included roles as Head of US Debt Capital Markets and Global Head of Debt Capital Markets, co-head of Banking, Asia Pacific at JPMorgan and Global Chairman of the Financial Institutions Group, JPMorgan Chase & Co. Most recently, Therese was appointed as a Non-executive Director on the Imperial Brands PLC Board on 1 July 2016. Therese has significant experience in the financial services industry where she has operated across international markets and as a result brings this experience and insight to the Board and to her role as Chairman of the Finance Committee.

Skills and experience:

B, Ci, Fi and I.

Paul Golby CBE FREng (66)

Non-executive Director A, N, S (ch)

Independent

Appointed: 1 February 2012

Tenure: 5 years

Career and skills: A fellow of the Royal Academy of Engineering, Paul has held a variety of roles within the energy and utilities industries and was an Executive Director of Clayhithe plc, before going on to join E.ON UK plc where he was Chief Executive and later Chairman. Paul also held previous appointments as a Non-executive Chairman of AEA Technology Group plc and Chairman of EngineeringUK. He is currently the Chairman of Costain Group plc, the UK National Air Traffic Services, the Engineering and Physical Sciences Research Council and a member of the Prime Minister’s Council for Science and Technology. Paul has significant experience in energy utilities, and within Government and regulatory industries with a specific background in safety and risk management which he brings to the Board and to his position as Chairman of the Safety, Environment and Health Committee.

Skills and experience:

Cu, E, G, R, Sa and U.

Skills and experience key

B Banking

Ci City*

Cu Customer

E Engineering

Fi Finance

GM General Management

G Government

I International

P Pensions

R Regulation

Sa Safety

U Utilities

*Understanding the concerns of the investment community and listed company matters.

Board gender

Executive and Non-executive Directors

Non-executive Director tenure

Ruth Kelly (49)

Non-executive Director A, F, N

Independent

Appointed: 1 October 2011

Tenure: 5 years

Career and skills: Ruth began her career in Government where she held various senior roles, including Secretary of State for Transport, for Communities and Local Government, for Education and Skills and Financial Secretary to the Treasury. She was a senior executive at HSBC until August 2015 before moving to her current role as Pro Vice Chancellor at St Mary’s University. Ruth is also Governor for the National Institute of Economic and Social Research and has also been a Non-executive Director on the Financial Conduct Authority Board since April 2016. She brings in-depth knowledge of Government and regulatory practice to the Board along with experience in banking and corporate finance.

Skills and experience:

B, Fi, G and R.

Mark Williamson (59)

Non-executive Director and Senior Independent Director A (ch), N, R

Independent

Appointed: 3 September 2012

Tenure: 4 years

Career and skills: A chartered accountant, Mark has a strong financial background and significant, recent and relevant financial experience gained from roles as Chief Accountant and then Group Financial Controller of Simon Group plc, and Financial Controller and later Chief Financial Officer of International Power plc. Mark was also a Non-executive Director at Alent plc where he was Chairman of the Audit Committee and Senior Independent Director. As well as considerable financial experience, Mark brings a thorough knowledge of energy and regulatory matters and provides the Board with valuable insight in this area. Mark is currently Chairman of Imperial Brands PLC and will join the Board of Spectris plc as Non-executive Chairman with effect from 26 May 2017.

Skills and experience:

Ci, Fi, G, R and U.

Alison Kay (53)

Group General Counsel & Company Secretary

Appointed: 24 January 2013

Career and skills: Alison has undertaken several roles since joining National Grid in 1996 including UK General Counsel and Company Secretary from 2000 to 2008 and Commercial Director, UK Transmission from 2008 to 2012. Before joining National Grid she was a corporate/ commercial solicitor in private practice. Alison is an experienced commercial lawyer bringing a wealth of practical advice and guidance to her current role. She has developed expertise in regulatory and contractual law and legal risk management through her experience at National Grid. She also brings rigour around corporate governance and reporting to the Board, gained partly through her current role and also in her previous role as Secretary to the boards of the subsidiary companies, National Grid Gas plc and National Grid Electricity Transmission plc. She has recently served as an observer on the Board of the Nuclear Decommissioning Authority.

National Grid Annual Report and Accounts 2016/17	Our Board	35

Corporate Governance continued

Key

Lines of reporting

Board to

Board committees

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

While traditional diversity criteria such as gender and ethnicity are important, we also value diversity of skills, experience, knowledge and thinking styles. You can read about our Board diversity policy in the Nominations Committee report on page 48.

This year we welcomed Nicola Shaw on to the Board as Executive Director, UK on 1 July 2016 and Pierre Dufour as a Non-executive Director on 16 February 2017. Steve Holliday stepped down from the Board with effect from 22 July 2016. Ruth Kelly will step down from the Board at the conclusion of the 2017 AGM.

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

In addition to the vertical lines of reporting, the committees communicate and work together where required. For example, the Finance Committee and the Audit Committee both review the going concern assumptions and provide recommendations to the Board.

At Board committee meetings, items are discussed and, as appropriate, endorsed, approved or recommended to the Board, by the committee. Following Board committee meetings, the chairman of each committee provides the Board with a summary of the main decisions and discussion points so the non-committee members are kept up to date with the work undertaken by each Board committee.

Below the Board committees are a number of management committees, including the Executive Committee. You can read more about some of the management committees, including the membership and operation of the Executive Committee, on page 49.

Reports from each of the Board committees together with details of their activities during the year are set out on the following pages.

Board and committee interactions

36	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

In focus

365

meetings held with institutional and private investors during the year in 11 countries

Further detail on

www.nationalgrid.com/ investors

Board and committee membership and attendance

The table below sets out the Board and committee attendance during the year to 31 March 2017. Attendance is shown as the number of meetings attended out of the total number of meetings possible for the individual Director during the year.

If any Directors are unable to attend a meeting, they are encouraged to communicate their opinions and comments on the matters to be considered via the Chairman of the Board or the relevant committee chairman. Instances of non-attendance during the year were considered and determined as being reasonable in each case due to the individual circumstances.

All instances of Board and committee meeting non-attendances throughout the year were due to ad-hoc meetings being arranged at short notice meaning members were unable to attend due to prior engagements.

The Board has determined that Mark Williamson, Chairman of the Audit Committee, has recent and relevant financial experience; is a suitably qualified audit committee financial expert within the meaning of the SEC requirements; and is independent within the meaning of the New York Stock Exchange listing rules.

Director	Board Meetings	Audit	Finance	Nominations	Remuneration	Safety, Environment & Health
Sir Peter Gershon	11 of 11	–	–	7 of 7	–	–
John Pettigrew	11 of 11	–	4 of 4	–	–	–
Andrew Bonfield	11 of 11	–	4 of 4	–	–	5 of 5
Dean Seavers	11 of 11	–	–	–	–	–
Nicola Shaw[1]	8 of 8	–	–	–	–	–
Nora Mead Brownell	11 of 11	–	–	7 of 7	8 of 8	5 of 5
Jonathan Dawson	10 of 11	–	3 of 4	6 of 7	8 of 8	–
Pierre Dufour[2]	1 of 1	–	–	–	1 of 1	0 of 1
Therese Esperdy	11 of 11	6 of 6	4 of 4	7 of 7	–	–
Paul Golby	11 of 11	5 of 6	–	6 of 7	5 of 8	5 of 5
Ruth Kelly	11 of 11	6 of 6	4 of 4	7 of 7	–	–
Mark Williamson	11 of 11	6 of 6	–	7 of 7	8 of 8	–
Steve Holliday[3]	3 of 3	–	–	–	–	–

 Attendance notes

1. Nicola Shaw was appointed as Executive Director, UK with effect from 1 July 2016. 2. Pierre Dufour was appointed as a Non-executive Director with effect from 16 February 2017. 3. Steve Holliday stepped down from the Board with effect from 22 July 2016.

Directors’ induction programme

Following new appointments to the Board, the Chairman, Chief Executive and Group General Counsel & Company Secretary arrange a comprehensive induction programme. The programme is tailored based on experience and background and the requirements of the role.

Following Nicola Shaw’s appointment to the Board in July 2016 she has undertaken a thorough tailored induction which has included a number of site visits both in the UK and the US, along with meetings with all of the Company’s Directors and senior executives.

Pierre Dufour was appointed to the Board in February 2017 and is undergoing a structured induction which will include meetings with senior leaders from across the Company. He will also undertake visits to some of our operational sites to help build his understanding of the Company. Pierre’s induction is ongoing and will be reviewed by the Chairman to ensure that it is stretching and appropriate. Consideration is given to committee appointments and where relevant, tailored training can be undertaken.

Director development and training

As our internal and external business environment changes, it is important to make sure that Directors’ skills and knowledge are refreshed and updated regularly. The Chairman is responsible for the ongoing development of all Directors.

To strengthen the Directors’ knowledge and understanding of the Company, Board meetings regularly include updates and briefings on specific aspects of the Company’s activities. The Board has participated in a cyber training session, see page 32 for more details. The Board also undertook training on the new EU Market Abuse Regulations which came into force in July 2016 to ensure that they understood the new obligations and reporting requirements.

Updates on corporate governance and regulatory matters are also provided at Board meetings along with details of training and development opportunities available to our Directors. Additionally, the Non-executive Directors are expected to visit at least one operational site annually. In September, the Board visited one of our US sites in Buffalo, New York to gain an insight into one area of our US business operations.

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

In the last year, our engagement programme has focused on clarifying our Group growth expectations and updating investors on the progress of our rate case filings in the US and the proposed sale of the majority interest in our UK Gas

National Grid Annual Report and Accounts 2016/17	Corporate Governance	37

Corporate Governance continued

Distribution business. We have also been explaining to investors how we expect the Company to continue to perform against its regulatory contracts in both the UK and US.

In September 2016 we arranged a seminar in London to provide institutional investors and research analysts with an opportunity to meet some of the leaders of businesses within our Other Activities such as Property, Grain LNG, Interconnectors and Metering, in addition to a presentation on US business development. The event was led by Andrew Bonfield and designed to provide an understanding of the current performance of this portfolio of businesses and their future outlook. A copy of the presentation and associated materials are available in the Investors section of our website.

In addition to these engagement activities, we will also be holding a stewardship meeting in July this year. The event is designed to update major investors on our activities over the year and future plans. It will also provide the opportunity for attendees to ask questions and meet members of the Board and for our Non-executive Directors to further develop their understanding of our shareholders’ views and concerns.

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

Debt investors

Over the last year senior group treasury representatives have met debt investors in Europe, Canada and the US to discuss various topics such as our full-year results and upcoming US rate case filings. We also met with debt investors in London, Edinburgh, Amsterdam and Paris in September 2016 to market the bonds issued for the new Gas Distribution company.

We also communicated with our debt investors through regular announcements and the debt investor section of our website which contains bond information, credit ratings and materials relating to the subsidiary year-end reports, and information about our long-term debt maturity profile so investors can see our future refinancing needs.

Individual shareholders

Engagement with individual shareholders, who represent more than 96% of the total number of shareholders on our share register, is led by the Group General Counsel & Company Secretary.

Shareholders are invited to learn more about the Company through our shareholder networking programme. The programme includes visits to UK operational sites and presentations by senior managers and employees over two days. UK resident shareholders can apply to take part in this programme via the Investors section of our website.

For information on the 2017 Annual General Meeting, please see page 52.

Board and committee evaluation

This was the second year of our three-year performance cycle, as shown in the diagram below. We undertook an internal Board performance evaluation, led by Sir Peter, and focused on the Company’s culture, as well as the role of the Board in shaping, monitoring and overseeing the culture.

Board members completed a structured questionnaire with a series of open questions designed to assess how the Board effectively sets the ‘tone from the top’ and determines how effectively this is cascaded throughout the Company. The questions asked covered the following areas:

●	clarity of the Company’s purpose and values;
●	effectiveness of the Board’s oversight, shaping and monitoring of the Company’s culture;
●	the balance and structure of Board governance;
●	the ability of the Board to hold management accountable for operating the business day-to-day in alignment with the Company’s purpose and values;
●	how the right tone in the boardroom can be set to reinforce the Company’s purpose and culture and to empower Board members to raise concerns; and
●	ascertaining how the Company’s reward structure encourages behaviours consistent with the Company’s culture.

The Chairman then met with each Board member to discuss their responses to the questionnaire as well as their individual performance throughout the year.

The outcome of the Board evaluation was reported to the Board in April. The Board discussed the findings of this year’s evaluation and agreed a number of actions for the coming year as set out opposite.

The Board also discussed its performance generally and agreed that the Board had worked well together as a unit, discharged its duties and responsibilities effectively, and worked effectively with the Board committees.

Committee evaluation

An evaluation of committee performance was also conducted by the chairman of each of the Board committees. The process broadly followed that conducted by the Board with each committee using their own set of open questions.

Actions were identified as appropriate and agreement reached that the committees continued to operate effectively. Progress against the action plans will be monitored throughout the year by the respective committee and the Board.

Actions for 2017/18

●	Develop a common definition of ‘culture’ for the Board and Executive Committee

Responsibility: Chief Executive/Group General Counsel & Company Secretary/Human Resources

●	Determine the Board’s role in guiding the cultural destination of the Company

Responsibility: Chairman/Chief Executive/ Group General Counsel & Company Secretary/ Human Resources/Corporate Affairs

38	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

● ●

Develop a method for the Board to track culture within National Grid

Responsibility: Executive Directors/Human Resources

Assist with the establishment of a desired culture throughout the National Grid businesses

Responsibility: Executive Directors/Group General Counsel & Company Secretary

Individual performance

As noted above, the Chairman met with each director individually to discuss their contribution and performance over the year.

As part of our annual evaluation process, Mark Williamson, as Senior Independent Director, led a review of the Chairman’s performance. The Non-executive Directors,

with input from the Executive Directors, assessed his ability to fulfil his role as Chairman. It was concluded that the Chairman showed effective leadership of the Board and his actions continued to influence the Board and wider organisation. Mark Williamson discussed the feedback and development opportunities with the Chairman.

Progress against actions from 2015/16

Progress against the actions from last year’s externally facilitated evaluation has been monitored by the Group General Counsel & Company Secretary and the Chairman throughout the year and an update on progress was provided at the April 2017 Board meeting. A commentary against each action from last year’s review is set out below. Progress against the actions from last year’s Board Committee evaluation has also been monitored throughout the year.

Update on actions from last year

Area	Actions	Commentary
Board papers

Give a renewed push to improve Board and committee papers, including the enforcement of standards of papers and timely submissions.

Responsibility: Chief Executive/ Group General Counsel & Company Secretary/Executive Directors

The Board and committee reporting templates and the sequencing of management reporting were reviewed and changes approved by the Executive Committee and Board. Enhancements were made to the Chief Executive’s Board report and new Key Performance Indicators and reporting dashboards were added to papers where appropriate.

The Chairman, Chief Executive and Group General Counsel & Company Secretary review the Board’s forward business schedule on a bi-annual basis to ensure the Board is considering the right matters in order for it to carry out its role effectively.

Additionally, the Group General Counsel & Company Secretary continues to work with the management team to enhance reporting standards, Executive ownership of papers, and the timeliness of paper submissions.

Bringing out strategic themes	Bring out strategic themes more clearly in the Board papers, pre-read papers and the Chief Executive’s report. Responsibility: Chief Executive/Group General Counsel & Company Secretary

In order to more clearly bring out strategic themes in Board materials, the Chief Executive’s Board report was re-formatted to emphasise the key areas of focus for the Chief Executive. The Chief Executive also continues to review Board pre-read materials to ensure strategic themes are clearly articulated.

A review was also undertaken of the format of the Board agenda to identify any areas for improvements. Following review, the Board agenda format was confirmed as fit for purpose.

Strategic proposals

The Chairman will discuss with the Non-executive Directors the strategy items on the draft agenda for the next following meeting and articulate the views from the Non-executive Directors as to what is required at the Board meeting including any questions that need answering.

Responsibility: Chairman

In order to identify key focus areas for strategic discussions, the Non-executive Directors have been invited to review the items proposed for discussion at the Board Strategy session to be held in July 2017. As noted above, the Chairman, Chief Executive and Group General Counsel & Company Secretary review the Board’s forward business schedule on a bi-annual basis to ensure the Board is considering the right strategic topics.

Executive Committee members attend Board dinners in order to achieve alignment between the Board and the Executive management team on strategic matters.

Risk and risk management	Integrate risk more effectively into strategy development and planning. Responsibility: Chief Executive/ Group General Counsel & Company Secretary/Executive Directors

Executive Directors present the risks and mitigations relating to their own areas at Board meetings as appropriate.

It is intended that a Company Risk Framework will be finalised and implemented during the 2017/18 financial year. Additionally, an externally facilitated review of risk appetite is to be undertaken during 2017/18 to identify how risk appetite can better inform decision-making in the future and how it is integrated into Board and committee reporting.

Board composition	Continue to consider the skills and capabilities needed on the Board for executing the Company’s future strategy. Responsibility: Chairman

The Nominations Committee aims to keep the Board fresh with a diversity of skill sets. Therefore, during the year a formal process was undertaken by the Nominations Committee to find an appropriate addition to the Board of a new Non-executive Director, to strengthen the experience and skills on the Board and its committees. Pierre Dufour was appointed to the Board with effect from 16 February 2017.

A detailed review of the Board skills matrix will be undertaken during the 2017/18 financial year to assess the skills and capabilities required on the Board in the future.

People	Review whether there is enough focus on people on the Board agenda. Responsibility: Chief Executive/ Group General Counsel & Company Secretary

The Nominations Committee undertook a review of Executive and senior succession planning and talent during the year.

In addition, senior leaders in the Company’s management team have been invited to Board dinners, providing the Board with further opportunities to spend more time with the Company’s management team.

National Grid Annual Report and Accounts 2016/17	Board and committee evaluation	39

Corporate Governance continued

Mark Williamson Committee chairman
Audit Committee
Review of the year

This report provides an insight into the work of the Audit Committee over the year in relation to the UK and US businesses, the external auditors, and our role overseeing the Company’s internal assurance functions, as well as the significant issues relating to the financial statements which were debated by the Committee during the year.

UK business review
A substantial proportion of the Committee’s time has been spent in relation to the sale of a majority interest in the UK Gas Distribution business.

The accounting for the transaction is complex and judgemental, and it follows that the reporting of the Group’s financial performance was more complex than usual, with the presentation of the UK Gas Distribution results as discontinued operations in the current and prior periods, additional subtotals in the income statement, and revised and additional disclosure notes, amongst other things.

The Committee has been focused on the impact on financial processes and systems as well as the staff within the UK finance function. In November, the Committee received a detailed update and briefing on the risks and responses identified by the UK finance team in relation to the business separation activities required in order to prepare the business for the sale.

The Committee has received regular updates on the progress of the sale and has challenged and monitored management’s judgements and estimates in relation to the financial statements. You can read more about this on page 43.

The Committee met in addition to its usual meetings in April to consider the interim accounts of National Grid plc, which were required in support of the declaration of the special dividend. The Committee’s role in this part of the sale of the UK Gas Distribution business is set out in the Committee in action box set out above right.
US business review
We have seen a steady year of progress and improvements in the financial control environment in the US.
Following the transition to a new jurisdictionally focused operating model in 2016 and supported by a strengthened US finance leadership team, the US business has continued to enhance the processes and controls within the financial controls environment and has successfully delivered the US finance transformation plan.

In June 2016 and January 2017, the Committee met in addition to its usual meetings to receive in-depth updates from the US finance team on progress against the initiatives underpinning the US finance team transformation plan and the improvements in the US financial controls environment.

Our US finance team have also demonstrated its ability to support the wider business as part of the rate case filings for Massachusetts, New York and Long Island, alongside business-as-usual activities.

Auditor transition

In May 2017, PwC completed their final audit for the Group for the year ended 31 March 2017. We thank PwC for all their hard work as our auditors since the inception of National Grid plc.

Deloitte will take office as the Company’s auditors for the year ending 31 March 2018, subject to shareholder approval at the 2017 AGM. We look forward to working with Deloitte and building constructive working relationships. Further details of the auditor transition are set out on page 44.

Looking forward

The Committee will be receiving regular updates, as appropriate, on the Group finance team’s preparations for and the impact of the new accounting standards which will become effective in the next couple of years – IFRS 9 financial instruments, IFRS 15 revenue from contracts and IFRS 16 leases.

The Committee in action

Interim accounts

In order to declare the special dividend following the sale of UK Gas Distribution, management was required to demonstrate that sufficient realised profits were available for distribution as at 31 March 2017 in the books of the parent company. As the balance sheet of the Company as at 31 March 2016 showed insufficient reserves, a set of unaudited interim accounts for National Grid plc were prepared on a stand-alone basis for the year to 31 March 2017 specifically for this purpose, as required by UK company law.

The Committee met in April 2017 to consider the draft interim accounts, and received a paper from management and advisors summarising the approach to reserves management, the level of profits available for distribution after these activities, and the key process and assurance activities undertaken to ensure that the interim accounts were free from material misstatement. Following due consideration, the Committee recommended the interim accounts for approval by the Board.

Mark Williamson

Committee chairman

The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 – statement of compliance.

The Company confirms that it complied with the provisions of the Competition and Markets Authority’s Order for the financial year under review.

40	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Examples of Committee focus during the year included:

Areas of focus	Commentary
Viability statement

The viability statement requires the Board to confirm that it has assessed the Company’s principal risks and viability. At its September meeting as part of its bi-annual review of risk, the Board considered the Company’s principal risks. The impact of these risks over the assessment period was tested to determine whether or not there was a reasonable expectation that the Company would be able to continue to operate and meet its liabilities as they fall due during that period. This review then informed the wording of the viability statement in the Annual Report and Accounts.

The Committee considered the viability statement to be included in the Annual Report and Accounts at its meetings in March and May 2017 and recommended the statement to the Board for approval at its May meeting. You can find the viability statement on page 19.

Fair, balanced and understandable

The Committee considered the requirement of the Code to ensure that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable in the context of the applicable accounting standards and confirmed this view to the Board.

Financial reporting

The Committee monitors the integrity of the Group’s financial information and other formal documents relating to its financial performance and makes appropriate recommendations to the Board before publication.

An important factor in the integrity of financial statements is making sure that suitable and compliant accounting policies are adopted and applied consistently on a year-on-year basis and across the Group.

In May 2016, the Committee approved a framework for exceptional items which sets out the methodology for determining whether items of income and expense should be deemed exceptional. This did not represent a change in accounting policy but codified the approach adopted by management in the past. The framework sets out a three-stage process: consideration of the nature of the event, financial materiality, and the facts and circumstances. This framework was used by management to consider the presentation of exceptional items in relation to the UK Gas Distribution business sale transaction costs, environmental provisions and UK deferred tax credit.

External auditor independence and performance

Sarbanes-Oxley legislation (SOX) and the FRC’s UK Corporate Governance Code supported by its Guidance on Audit Committees set out the requirements and expectations for the role of audit committees in actively monitoring and reviewing the external auditors’ independence.

In May 2016, the Committee considered an assessment by the Corporate Audit team of controls in place to ensure that our external auditor, PwC, is independent from National Grid. The controls testing did not find any significant items that would impact auditor objectivity and independence.

The Committee also considered a revised Code for Recruitment of Employees from the External Auditor (Recruitment Code) which exists to help maintain the independence of the external audit. The revisions proposed strengthened the Recruitment Code by clarifying which roles within the Company could be considered financial reporting oversight roles. The proposed changes were consistent with the final draft of the FRC’s Revised Ethical Standard 2016 issued in April 2016.

The Committee also considered and approved amendments to the Company’s policy on the provision of non-audit services by the auditor to take account of the implementation of the EU Audit Regulation and Directive on non-audit services. See page 43 for more details.

Further details of the transition to Deloitte and the process undertaken to ensure that they were considered to be independent from 1 January 2017 are included on page 44.

Going concern statement

At its May meeting, the Committee considered the Group’s short-term liquidity and capital and considered it appropriate to adopt the going concern basis in the financial statements. The Board considered and approved the Committee’s recommendation at its May meeting. The Company’s going concern statement is set out on page 92, note 1A.

Disclosure Committee reports

When reviewing the half- and full-year announcements, the Committee considers reports of the Disclosure Committee. The Disclosure Committee also reports the results of its evaluation of the effectiveness of the Company’s disclosure controls to the Audit Committee. See page 49 for more information on the role of the Disclosure Committee.

Sarbanes-Oxley Act 2002 testing and attestations

The Committee receives regular updates on the status of testing and considers the impact of deficiencies reported in the past year. See page 18 for the Company’s statement on the effectiveness of internal control over financial reporting.

In September, alongside the SOX compliance update, the Committee received an update on the launch of a SOX refresh programme which would review the overall Group SOX approach following significant business change with the sale of the UK Gas Distribution business.

The Committee also received updates on the SOX control findings in March and May in support of the year-end accounts, as well as an update on the SOX refresh programme.

National Grid Annual Report and Accounts 2016/17	Audit Committee	41

Corporate Governance continued

Examples of Committee focus during the year included:
Areas of focus	Commentary
Corporate Audit

The Committee received regular controls updates from the Corporate Audit team. Management actions on audit findings have continued to be a focus at Executive meetings resulting in greater visibility of audit findings, increased ownership of actions and greater engagement by senior management.

In accordance with best practice, the Corporate Audit Charter was reviewed against the Institute of Internal Auditors (IIA) international standards and the IIA model charter. No changes to the charter were proposed.

See page 44 for more details on the work of the Corporate Audit team including the outcome of the recent review by the IIA.

Risk management

The Committee has been delegated responsibility by the Board for monitoring and assessing the effectiveness of our risk management processes. During the year, the Committee received reports to be considered by the Board on risk process developments to enable the Committee to keep fully appraised of changes in the risk profile of the Company and to allow it to monitor the management of risk throughout the year.

The Committee continues to monitor the effectiveness of the risk management and internal control processes during the year and reports to the Board on the outcome of its annual review which covers all material controls, including financial, operational and compliance controls.

You can read more about our risk management process and the review of effectiveness on pages 15 to 18. Details of our internal control systems, including those relating to the financial reporting process, can be found on pages 18 and 180.

Cyber security risk management

An update on the status of our cyber security risk management process and cyber security strategy was presented to the Committee in September 2016 and March 2017. The Committee noted that following an in-depth assessment of National Grid’s cyber security maturity, a revised cyber security strategy was developed.

The Committee also noted that during the development of the new strategy, Corporate Audit continued to provide assurance in relation to cyber security risk through delivery of a balanced portfolio of planned audits.

Compliance management

The Committee receives bi-annual reports on compliance with external legal obligations and regulatory commitments. These reports also updated the Committee on progress against the compliance improvement programme initiated in 2015. The Committee noted that significant progress had been made in strengthening the existing control framework with increased engagement and responsibility for actions improving our overall compliance performance.

The Committee also requested that a review of the assurance framework against best practice be undertaken to identify if there were additional areas of assurance that needed to be covered. The benchmarking exercise indicated that there were no significant areas not covered by the framework and that the approach was consistent with the peer group reviewed. Improvements identified would be incorporated into the assurance programme to help strengthen our assurance framework.

Business separation compliance

National Grid Gas’s Gas Transportation Licences require business separation between UK Gas Transmission and UK Gas Distribution to prevent any unfair advantage being obtained by our UK Gas Distribution business over other independent distribution networks. Business separation compliance reports are submitted to the Committee twice a year, in May and November.

The Committee noted that the Business Separation Compliance Officer was actively engaged in the sale of the UK Gas Distribution business with regard to the review of business separation licence obligations.

Business conduct

The Committee receives a bi-annual ethics and business conduct report so that it can monitor the management and mitigation of business conduct issues as part of the wider control framework.

The Committee reviews the confidential reporting procedures and whistleblowing procedures annually to make sure that complaints are treated confidentially and that a proportionate, independent investigation is carried out in all cases.

The Committee also receives annual reports on the Company’s anti-bribery procedures and reviewed their adequacy.

Committee performance evaluation

The Committee received updates on the action plan agreed following the 2015/16 Committee performance evaluation at its November 2016 and May 2017 meetings and noted the progress made against the actions identified.

The 2016/17 Board and committee evaluation was conducted internally, see page 38 for more details. The recommended actions for the Audit Committee were considered by the Committee in May and an action plan agreed.

42	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Significant issues

The most significant issues the Committee considered in relation to the financial statements concerned the accounting implications of the sale of a majority interest in the UK Gas Distribution business and the US financial control environment, including plant accounting.

In addition to commentary in these areas, the independent auditors’ report (pages 75 to 82) also includes other areas of focus, including the accuracy and valuation of treasury derivative transactions, accounting for net pension obligations, revenue recognition, and valuation of environmental provisions which were also considered by the Committee during the year.

Accounting for the sale of the UK Gas Distribution business

The key accounting implications subject to detailed consideration by the Committee comprised:

●	the point at which the business met the criteria to be classified as ‘held for sale’;
●	the classification of costs between continuing and discontinued operations, (including exceptional and financing costs); and
●	the accounting applied in respect of the retained 39% interest in the new separate business, including:
–	the classification of the retained interest as an associate, reflecting significant influence exercised by the Group through its equity interest; and
–	the assessment of the fair value of the retained interest on acquisition.

‘Held for sale’

IFRS 5 states that an asset is considered as held for sale provided two conditions are met: it must be available for immediate sale in its present condition and its sale must be highly probable.

The Committee challenged management on the identification of the point at which the UK Gas Distribution business sale transaction became highly probable. Having considered evidence concerning the receipt and evaluation of bids as well as progress on the business separation activities, the Committee concurred with management’s judgement that the sale was not deemed to be highly probable until shortly prior to the announcement on 8 December 2016. The resulting impact on depreciation and amortisation is set out in note 9.

Classification of costs

In relation to the classification of costs between continuing and discontinued operations, the Committee carefully considered management’s approach to the contractual and other arrangements put in place at the point of the business separation for the purposes of determining an appropriate allocation of costs throughout 2016/17 and prior periods. The Committee concurred with management’s analysis, and in particular the judgements described in note 9 concerning interest costs (including liability costs).

The retained interest

The Committee considered the judgements presented by management as regards the ‘fair value’ of the retained interest, of the UK Gas Distribution business. The Committee concurred with management that on the basis of evidence of recent and historic comparable transactions, a discount to the price paid by the Consortium for control should be reflected in the determination of the fair value of the retained interest. Refer to note 15 for further details.

The Committee also considered the accounting implications of the Further Acquisition Agreement relating to the option for the Consortium to acquire a further 14% interest in the UK Gas Distribution business, and the determination as to whether or not the contract contains an embedded derivative.

US financial control environment

The Committee has continued to devote a significant amount of time to reviewing progress made by management to remediate control deficiencies identified during 2015/16, in the US financial controls environment.

The Committee received updates on progress made by management against the measures taken and timetable to remediate the US financial control deficiencies. At year end the Committee was pleased to note that the majority of the control deficiencies identified had been remediated. Management are confident that the remaining control weaknesses in relation to plant accounting will be remediated in 2017/18.

As part of plant accounting, the Committee received regular updates in respect of a project to close out aged work orders addressing an issue identified during the 2015/16 external audit.

The Committee also received updates on the status of the US finance organisational design programme. Corporate Audit provided support during the transition to the new organisational design to ensure that the integrity of the US control environment was maintained.

External audit

The Committee is responsible for overseeing relations with the external auditors, including the proposed external audit plan, the approval of fees, and makes recommendations to the Board on their appointment or reappointment. Details of total remuneration paid to auditors for the year, including audit services, audit-related services and other non-audit services, can be found in note 3(e) of the consolidated financial statements on page 100.

Auditor appointment

Consistent with prior years, an annual review was conducted by the Committee of the level and make-up of the external audit and non-audit fees and the effectiveness, independence and objectivity of PwC. Following this process, the Committee was satisfied with the effectiveness, independence and objectivity of PwC and recommended to the Board their reappointment for the year ended 31 March 2017 at the 2016 AGM.

Following the audit tender, the Committee has recommended to the Board the appointment of Deloitte as auditors for the year ending 31 March 2018. A resolution to appoint Deloitte and giving authority to the Directors to determine their remuneration will be submitted to shareholders at the 2017 AGM.

Auditor independence and objectivity

The independence of the external auditors is essential to the provision of an objective opinion on the true and fair view presented in the financial statements. Auditor independence and objectivity is safeguarded by a number of control measures, including:

●	limiting the nature and value of non-audit services performed by the external auditors;
●	ensuring that employees of the external auditors who have worked on the audit in the past one year (two years for a partner of the audit team) are not appointed to roles with financial reporting oversight within the Company in line with our internal code;
●	monitoring the changes in legislation related to auditor objectivity and independence to help ensure we remain compliant;
●	providing a business conduct helpline that employees can use to report any concerns, including those relating to the relationships between Company personnel and the external auditor;
●	the rotation of the lead engagement partner at least every five years (a new lead engagement partner was appointed for the 2015/16 financial year);
●	PwC’s internal independence rules and processes, which have been designed to exceed professional standards and focus on both personal independence and scope of services;
●	independent reporting lines from PwC to the Committee and the opportunity to meet with the Committee privately; and
●	an annual review by the Committee of the structures, policies and practices in place to make sure the external auditors’ objectivity and independence is maintained.

During the year, the Committee considered and approved changes to the Company’s policy on the provision of non-audit services by the auditor to take account of the implementation of the EU Audit Regulation and Directive on non-audit services. The key changes made were to update the list of prohibited services, principally in respect of tax, and the introduction of a cap on the financial value of non-audit services to 70% of the average annual audit fees paid in the last three financial years. The cap will be implemented once we have three years of history of fees charged by Deloitte, and so will be effective for the financial year ending in March 2021.

National Grid Annual Report and Accounts 2016/17	Audit Committee	43

Corporate Governance continued

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

External audit transition arrangements

As described above, subject to shareholder approval of their appointment at the 2017 AGM, Deloitte will succeed PwC as the Company’s auditor for the year ending 31 March 2018.

Auditor independence

The Company and Deloitte planned for the firm to be independent in line with SEC requirements with effect from 1 January 2017. This date was chosen as the most appropriate date for Deloitte to start to ‘shadow’ the activities of PwC in the 2016/17 year-end audit.

In order for Deloitte to be considered independent with effect from 1 January 2017, non-audit services provided by the firm were curtailed in a staged and orderly fashion over the period between November 2015 and December 2016. Regular updates were provided to the Audit Committee on the status of ongoing non-audit services throughout this period and all services ongoing as at 1 January 2017 were re-approved by the Committee as at that date. With effect from this date, all non-audit services are subject to the same protocols and policies as those applied in respect of PwC.

In addition to the SEC requirements, Deloitte became subject to EU independence requirements with effect from 1 April 2017, being the first day of the year ending 31 March 2018, adding certain further restrictions on non-audit services (principally taxation).

Other audit transition activities

The Committee welcomed Deloitte LLP to the January, March, April and May 2017 Committee meetings to shadow PwC as part of the transition process. Deloitte were also granted access to management and key documents in the UK and US to assist in their transition activities.

Non-audit services provided by the external auditors

In accordance with our policy, non-audit services provided by the external auditors above a threshold of £50,000 require approval in advance by the Committee.

The Committee has delegated approval of services under this threshold to the Finance Director. A list of all approved non-audit work requests is presented to the Committee quarterly, as well as annually in aggregate to ensure the Committee is aware of all non-audit services provided.

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

Total non-audit services provided by PwC during the year ended 31 March 2017 were £17.3 million (2016: £8.9 million), representing 87% (2016: 63%) of total audit and audit-related fees (see note 3(e)). £10 million of the non-audit fees related to work performed by PwC relating to the disposal of the UK Gas Distribution business, including a vendor due diligence assignment, and work on the separation of the business and its support functions.

Both these projects were discussed by the Committee and approved in advance by the Chairman of the Audit Committee prior to work commencing. The Committee concluded that the appointment of PwC would allow the Group to realise significant benefit through the utilisation of PwC’s accumulated knowledge concerning the key financial reporting and IT systems, as well as their knowledge of the Gas Distribution business and the UK operations more generally.

Total audit and audit-related fees include the statutory fee and fees paid to PwC for other services that the external auditors are required to perform, such as regulatory audits and SOX attestation. Non-audit fees represent all other services provided by PwC not included in the above.

Non-audit services provided by PwC in the year included tax compliance services in territories other than the US (£0.4 million), the significant majority of which related to the UK.

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

Non-audit services provided by Deloitte

As set out above, Deloitte became subject to the Company’s policy on the provision of non-audit services with effect from 1 January 2017.

Internal (corporate) audit

The corporate audit function provides independent, objective assurance to the Audit, Safety, Environment and Health and Executive Committees on whether our existing control and governance frameworks are operating effectively in order to meet our strategic objectives. Assurance work is conducted and managed in accordance with the IIA international standards for the Professional Practice of Internal Auditing and Code of Ethics. Following its most recent review, Corporate Audit was given the highest rating – Generally Conforms by the IIA on Standards and Code of Ethics.

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

In order to meet the objectives set out in the Corporate Audit Charter, audits of varying types and scopes are conducted as part of the annual corporate audit plan. The audit plan is based on a combination of risk-based and cyclical reviews, together with a small amount of work that is mandated, typically by US regulators. The audit plan is agile and regularly reviewed to prioritise audits relevant to the needs of and to reflect evolving risks and changes to the business. The audit plan is now aligned between General Audit, Safety, Environment and Health and Information Systems audits allowing us to manage global and integrated audit opportunities. The audit plan was also reviewed and updated to reflect the audits attributed to the UK Gas Distribution business.

Inputs to the audit plan include principal risks, risk registers, corporate priorities, external research of emerging risks and trends, and discussions with senior management to make sure the plan aligns with the Committee and Company’s view of risk. The audit plan is considered and approved by the Committee annually and progress against the plan is monitored throughout the year.

The Committee is responsible for the appointment and removal of the Head of Corporate Audit. The Committee met privately with the Head of Corporate Audit during the year.

44	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Therese Esperdy Committee chairman
Finance Committee

Review of the year

The financing and other related aspects of the Company’s sale of a majority interest in the UK Gas Distribution business remained a key area of focus for the Committee throughout 2016/17. The Committee also considered the impact of the sale on our retained business, including financing, insurance arrangements, liquidity management and pension funding.

The Committee oversaw several major aspects of the Gas Distribution sale process, including the sectionalisation of the National Grid UK Pension Scheme. This was a complex project that ran alongside the sale process, ensuring the continued protection of all scheme members’ benefits. See the Committee in action box opposite for more details of the Committee’s involvement.

During 2016/17, the Committee was briefed on funding activities in our US business, specifically the long-term bond issuance programme for our downstate New York gas businesses and our Massachusetts electricity operations business. The year saw the initial debt financing of the Company’s New York Transco joint venture. The completion of our first two Export Credit arrangements in relation to our new joint venture for our Norwegian interconnector represented another major achievement for the treasury team.

During the year, the Committee monitored the execution of management’s readiness plans in relation to the potential short-term market impacts of the Brexit referendum. The eventual market movements were well within our contingency planning, although the ever-changing macroeconomic and political environment remains a key focus for the Committee.

The Committee assessed the appropriateness of National Grid’s balance sheet hedging policy to determine whether the current policy continued to effectively manage the foreign exchange translation risk associated with our US investments. Following review, the Committee approved changes to the policy and agreed an implementation plan for the agreed policy change.

We continued to keep the Company’s insurance strategy under review. Specific focus areas during 2016/17 included the impact of the UK Gas Distribution business sale on our ongoing captive insurance programme together with a review of management’s proposals to consider the placement of cyber insurance across National Grid’s operations. Additionally, the Committee considered the Company’s approach to the insuring of construction risks of interconnector projects, a particularly bespoke insurance market.

Looking forward to 2017/18, we will continue to focus on the financing strategy for the reshaped Group following the sale of the majority interest in the UK Gas Distribution business. This, together with funding the ongoing capex programme in our US business remain the major focus areas for the treasury team.

We will also assess, with our tax team, the potential impact of anticipated US tax policy changes, as more details continue to emerge from the new administration in the US following the Presidential election.

Examples of other key matters the Committee considered during the year included:

●	funding requirements and financing for the business plan;
●	setting and reviewing treasury policies;
●	counterparty risk policy;
●	foreign exchange and interest rate risk management;
●	treasury performance updates;
●	UK and US tax updates;
●	update on US energy procurement activities and electricity and gas trading activities in the UK;
●	the triennial valuation of the National Grid Electricity Group of the Electricity Supply Pension Scheme;
●	the draft going concern statement for the half- and full-year results prior to consideration by the Board; and
●	update on US post-retirement employee benefits plans.

The Committee in action –

the sale of the UK Gas Distribution business

2016/17 saw a range of work streams across the financing and related aspects of the transaction. The Committee reviewed the planning for these, assessing various different options before overseeing the execution and approving related policy changes.

The Committee oversaw activities across a range of workstreams including:

●  restructuring the existing UK debt portfolio;

●  financing the new standalone UK Gas Distribution business prior to sale;

●  sectionalisation of the National Grid UK Pension Scheme;

●  establishing a new treasury team and banking group and implementing associated systems and committed lending facilities;

●  establishing initial credit ratings for the new business and the retained Group;

●  liaison with HMRC around the detailed transaction steps; and

●  options for implementing a structure to enable additional debt leverage through the sale process.

On completion of the sale, the Committee reviewed the proposals for investing the proceeds of the sale (in excess of £5 billion) ensuring the Group’s counterparty risk policies were appropriately managed.

Therese Esperdy

Committee chairman

National Grid Annual Report and Accounts 2016/17	Finance Committee	45

Corporate Governance continued

Paul Golby Committee chairman
Safety, Environment and
Health Committee
Review of the year

In February, we welcomed Pierre Dufour to the Safety, Environment and Health Committee. He brings considerable experience as an engineer and in safety, industrial risk management and operations. Last month Andrew Bonfield stepped down from the Committee, having been a member for three years. His contribution to the Committee, as well as his chairmanship of the Engineering Assurance Committee (EAC), has been extensive.

Over the year, the Committee has seen the Company’s safety performance remain in line with last year with a Group employee lost time injury frequency rate of 0.10.

However, this good performance must be viewed in the context of the death in the UK last November of an employee working in our Electricity Transmission business, as referred to in the Chief Executive’s review on page 6. The Committee has spent time with the business seeking to understand the circumstances and causes of this fatality as well as the actions taken by the Company to ensure lessons are learnt. It will continue to receive updates as investigations proceed.

Road traffic collisions have reduced in both the UK and US following an increased programme of training for employees, although the level is still above target in the US. Cable strikes (a UK Gas Distribution measure) have reduced.

The US business is currently focusing on switching errors, which remain at an unsatisfactory level. An external consultant is currently reviewing relevant incidents from a human factors perspective and will be advising on ways to improve our training, processes and procedures in this respect.

More widely, the Committee has spent considerable time reviewing the safety culture of the Company. While this is generally very good, in some parts of the business the analysis of significant incidents has shown instances of processes not being followed or inappropriate behaviours. The Committee monitors the steps taken by the Company following significant incidents, including looking at its processes and procedures and how they are being applied (see the Committee in action box opposite).

The Committee continues to receive reports from the EAC. In particular, we reviewed the progress made in succession planning for the Company’s engineering employee population as well as the career progression and additional specialist qualification options and incentives available for engineers within the Company. We were pleased to note the appointment of chief engineers for both gas and electricity, with Group-wide remits. The EAC also reported to the Committee on peer reviews and sharing of best practice across the UK and US gas and electricity businesses, focusing in particular on asset data risk and its ongoing review of asset data records.

We have also continued to monitor the Company’s process safety management system. We received updates on the measures being taken to address levels of risk for major hazard assets, including key US LNG plants. The Committee also received updates on the Company’s US gas pipeline safety compliance and its interface with the NYPSC on the subject of new gas pipeline safety rules.

In terms of the environment, we have continued to monitor our strategy and approach to sustainability, as well as the Company’s external reporting of its environmental performance, including its greenhouse gas emissions. In particular, we reviewed the impact of the sale of the UK Gas Distribution business on the Company’s greenhouse gas emissions and its ability to meet its target of reducing emissions by 80% by 2050 against a revised 1990 baseline.

Examples of other matters the Committee reviewed during the year included:

●	ongoing monitoring of safety performance and significant incidents in the UK and US;
●	the expected impact of the UK Gas Distribution business sale on the Company’s safety and environmental performance;
●	compliance and risk reporting for safety, environment and health matters;
●	the Company’s approach to electromagnetic fields and its alignment with scientific research on the subject;
●	sickness absence levels and trends for both UK and US businesses; and
●	employee assistance programmes for mental well-being and their take up as well as soft tissue injury prevention programmes.

The Committee in action – safety processes and procedures

In its monitoring of major safety incidents and work on process safety management systems, the Committee has spent time looking at the processes and procedures that are in place and how these are implemented and applied in order to promote a strong safety culture across the whole of the Company.

When significant incidents occur, the Committee closely monitors management’s analysis of the causes, as well as reviewing the steps taken by the Company to promote awareness by both employees and contractors and to address the risk of recurrence of incidents, including safety ‘stand downs’, briefings and training.

It is essential that all employees and contractors should be able to understand and apply instructions as a matter of routine. Where processes and procedures become too long and complex, there may be a risk that they are misapplied, circumvented or ignored. In other cases, there may be a lack of risk and control awareness because processes and procedures are inadequately designed or controlled. The Company’s internal audit function, and its safety specialists, report regularly to the Committee on their findings and on work being undertaken to address these issues.

Paul Golby

Committee chairman

46	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Sir Peter Gershon Committee chairman
Nominations Committee
Review of the year

Once again succession planning has been the main area of focus for the Committee during the year. It is important for the Board to anticipate and prepare for the future and to ensure that the skills, experience and knowledge at director and senior management level reflect the changing demands of the business. The process of building a strong and effective Board also requires a good balance of continuity and refreshment and the Committee has borne this in mind in its deliberations throughout the year.

Succession planning

We recognise that an active Nominations Committee is key to promoting effective board succession and we are committed to continuing to regularly review succession planning policy, taking into account the FRC’s guidance to ensure that our policy is aligned to Company strategy, both current and in the future.

Following a thorough and rigorous process, Pierre Dufour was appointed as a Non-executive Director to the Board on 16 February 2017 and Badar Khan was appointed to the Executive Committee on 1 April 2017; see opposite for more details on these search and appointment processes.

Composition

Balance and fit in terms of skills, knowledge and experience are important considerations in recruitment to the Board. Therefore, part of the selection process for Board appointments is for the Committee to review the existing skills and experience of the Board and consider the current composition against the needs of the business and the requirements of the new position. External benchmarking of skills and a review of potential external candidates is also undertaken by external search and assessment consultancies to make sure that the Committee is fully briefed when making its considerations.

The Committee also takes into account the need to make sure there is appropriate diversity on the Board, including diversity in thinking styles. The Committee has considered the external reviews on diversity published during the year, namely the Parker Review and the Hampton-Alexander Review. Further details on the Company’s approach to diversity are set out overleaf.

Board and committee membership
Following the changes in Board membership, the composition of the committees was also reviewed. As a result, our new Non-executive Director, Pierre Dufour joined the Safety, Environment and Health Committee, Remuneration Committee and Nominations Committee upon appointment. Following Pierre’s appointment, Andrew Bonfield stepped down from the Safety, Environment and Health Committee on 21 April 2017 and Paul Golby stepped down from the Remuneration Committee on 16 May 2017.

The Committee in action – Non-executive search and appointment process

During the year a formal process was undertaken by the Committee to find an appropriate new Non-executive Director, to strengthen the experience and skills on the Board and its Committees.

●	The Nominations Committee appointed The Zygos Partnership as the search consultancy. A Non- executive Director profile was reviewed and agreed by the Committee.
●	Zygos conducted initial searches and produced a potential list of candidates which was reduced to a shortlist against the agreed profile.
●	Zygos narrowed its shortlist and interviews were undertaken with the Chairman, Chief Executive and other members of the Board.
●	References for the potential candidates were circulated to the Committee and a meeting was held in October 2016 where the Chairman invited feedback from the Committee on the search and interview process.
●	The Committee agreed a preferred candidate and made a recommendation to the Board in February 2017.
●	The Board approved the recommendation and Pierre Dufour was appointed to the Board with effect from 16 February 2017.

Search and appointment process to the

Executive Committee

The Committee was also involved in the recruitment process for the newly created Executive Committee position to lead the new business, National Grid Ventures. The search and appointment process for this position was as follows:

●	the Nominations Committee appointed Heidrick and Struggles as the search consultancy. With input from the Committee a role and person specification was agreed;
●	Heidrick and Struggles conducted initial searches for potential candidates, with both internal and external candidates being put forward for the role;
●	a series of interviews were undertaken by the Chairman, Chief Executive and other members of the Board;
●	the Committee considered the outcomes from the interviews and selected candidates for further consideration;
●	final interviews with the candidates were carried out by John Pettigrew and members of the Executive Committee and Board;
●	the Committee recommended Badar Khan for appointment to the Executive Committee; and
●	the Board approved the appointment and Badar Khan joined the Company as a member of the Executive Committee on 1 April 2017.

Examples of other matters the Committee considered during the year included:

●	review of the Chairman’s performance, led by Mark Williamson, the Senior Independent Director;
●	review of Director independence and potential conflicts; and
●	review of Executive Committee succession.

Sir Peter Gershon

Committee Chairman

National Grid Annual Report and Accounts 2016/17	Nominations Committee	47

Corporate Governance continued

Board diversity

National Grid supports the creation of an inclusive and diverse culture which we believe supports the attraction and retention of talented people, improves effectiveness, delivers superior performance and enhances the success of the Company.

Following the publication of the Parker Review ‘Beyond One by ‘21’’ and the Hampton-Alexander Report the Committee considered the recommendations of these reports and approved updates to the Board diversity policy and the associated objectives.

We have previously reported against eight objectives, set out below, to measure our progress against our Board diversity policy. At its April 2017 meeting the Committee reviewed these objectives and agreed that the majority of these should no longer be objectives but instead be the minimum standard required to support our Board diversity policy. As a result, only one of the original eight objectives was retained and updated and a new objective was added to address the recommendations of the Parker Review and the Hampton-Alexander Report, as set out below.

The Board diversity policy reflects all of the previous objectives and the Committee will continue to follow the requirements of the old objectives including only engaging executive search firms who have signed up to the Voluntary

Code of Conduct on Gender Diversity, adopting best practice as appropriate, reviewing progress against the objectives and the policy annually and reporting on progress in this report.

Our Board diversity policy continues to promote an inclusive and diverse culture and reaffirms our aspiration to meet and exceed the recommended voluntary target of 33% of Board positions being held by women by 2020. This objective, as set out below, has been updated following the recommendations of the Hampton-Alexander Report, to extend this voluntary target of 33% women by 2020 to the Executive Committee and direct reports to this committee.

The Parker Review, published in November 2016, recommended every FTSE 100 board should have at least one director from a non-white ethnic minority by 2021. The Committee has reflected this recommendation in a new objective as set out below.

Examples of the initiatives to promote and support inclusion and diversity throughout our Company are set out on page 30.

Objectives	Progress

Current

The Board aspires to meet the target of 33% of Board and Committee positions, and direct reports to the Executive Committee, to be held by women by 2020.	Objective ongoing. We currently have 33% women on our Board and 22% women on our Executive Committee and 30% women direct reports to the Executive Committee.
The number of women in senior management positions and throughout the organisation is set out on page 31.

The Board aspires to meet the Parker Review target for FTSE 100 boards to have at least one director from a non-white ethnic minority by 2021.	Objective met. We currently have one Director from a non-white ethnic minority on the Board.

Previous

All Board appointments will be made on merit, in the context of the skills and experience that are needed for the Board to be effective.	Objective met. The appointment of Pierre Dufour was made on merit.

We will only engage executive search firms who have signed up to the Voluntary Code of Conduct on Gender Diversity.	Objective met. Heidrick and Struggles and The Zygos Partnership are signed up to the Voluntary Code of Conduct on Gender Diversity.

Where appropriate, we will assist with the development and support of initiatives that promote gender and other forms of diversity among our Board, Executive Committee and other senior management.	Objective met. See page 30 for further details.

Where appropriate, we will continue to adopt best practice in response to the Davies Review.	Objective met. Ongoing as appropriate.

We will review our progress against the Board diversity policy annually.	Objective met. Ongoing.

We will report on our progress against the policy and our objectives in the Annual Report and Accounts along with details of initiatives to promote gender and other forms of diversity among our Board, Executive Committee and other senior management.

Objective met. Ongoing.

We will continue to make key diversity data, both about the Board and our wider employee population, available in the Annual Report and Accounts.	Objective met. Ongoing.

48	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Executive Committee membership key

1 John Pettigrew

Chief Executive and Committee chairman

2 Andrew Bonfield

Finance Director

3 Badar Khan

Group Director, Corporate Development and National Grid Ventures

4 Alison Kay

Group General Counsel & Company Secretary

5 Richard Adduci

Chief Information Officer

6 George Mayhew

Group Corporate Affairs Director

7 Dean Seavers Executive Director, US

8 Mike Westcott

Group Human Resources Director

9 Nicola Shaw

Executive Director, UK

Membership as at

1 April 2017

Management committees

To help make sure we allocate time and expertise appropriately, the Company has a number of management committees, which include the Executive Committee, and Disclosure Committee. These committees provide reports, where relevant, to the appointing committee in line with our governance framework on the responsibilities they have been delegated. See page 36 for management committee reporting lines.

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

Disclosure Committee

The role of the Disclosure Committee is to assist the Chief Executive and the Finance Director in fulfilling their responsibility for overseeing the accuracy and timeliness of disclosures made – whether in connection with our presentations to analysts, financial reporting obligations, or other material stock exchange announcements, including the disclosure of price sensitive information.

This year the Committee met to consider the announcements of the full- and half-year results and reported on relevant matters to the Audit Committee. It also met in December to consider the announcement of the preferred bidder for the sale of a majority interest in the UK Gas Distribution business and again at the end of March to review the announcement of the completion of the sale and the option for the sale of a further 14% equity interest in the business.

The Committee reports the results of its evaluation of the effectiveness of the Company’s disclosure controls to the Audit Committee.

The Committee is chaired by the Finance Director and its members are the Group General Counsel & Company Secretary, the Group Tax & Treasury Director, the Group Financial Controller, the Director of Investor Relations, the Head of Corporate Audit and the Deputy Group General Counsel, with other attendees as appropriate.

The committee in action –

National Grid Smart (NGS)

Following the decision last year to invest in the NGS business, the Committee reviewed the investment opportunities of the business, and considered a number of matters impacting the opportunities, including the Government’s support for the smart metering roll-out in the UK, the associated roll-out challenges faced by the industry and the alignment of the NGS business to wider distributed energy opportunities.

The Committee challenged the NGS team on the business mobilisation progress, the strength of the customer pipeline, the service proposition, rental pricing and the operational capability required to make the business a success.

Acknowledging the competitive nature of the market, the Committee endorsed a governance framework that would enable NGS to respond quickly to future contracting opportunities, manage the performance of the business, and allow the Committee to monitor the performance of NGS as appropriate.

National Grid Annual Report and Accounts 2016/17	Management committees	49

Corporate Governance continued

Statement of compliance with the UK

Corporate Governance Code

The UK Listing Rules require that listed companies must include in their annual report a statement of whether the Company has complied with all the relevant provisions of the UK Corporate Governance Code (the Code). The Code was published in September 2014 and updated in 2016 to reflect forthcoming legislation on audit committees and auditor appointments, and is available in full at www.frc.org.uk.

For the year ended 31 March 2017, the Board considers that it has complied in full with the provisions of the 2014 Code. Our statement of compliance opposite explains the main aspects of the Company’s governance structure to give a greater understanding of how the Company has applied the principles and complied with the provisions in the Code. The Corporate Governance report also explains compliance with the Disclosure Guidance and Transparency Sourcebook. The index on page 53 sets out where to find each of the disclosures required in the Directors’ Report in respect of Listing Rule 9.8.4.

A. Leadership

A.1 The role of the Board

Our Board is collectively responsible for the effective oversight of the Company and its businesses. It also determines the strategic direction, business plan, objectives, principal risks, viability of the Company and governance structure that will help achieve the long-term success of the Company and deliver sustainable shareholder value.

The Board sets the risk appetite and principal risks for the Company and takes the lead in areas such as safeguarding the reputation of the Company and its financial policy, as well as making sure we maintain a sound system of internal control and risk management (see pages 15 to 18).

There is a clear schedule of matters reserved for the Board and a schedule of delegation, which were both reviewed and updated in January 2017. The schedule of matters reserved for the Board is available on our website, together with other governance documentation.

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

Around each of the nine scheduled Board meetings, the Chairman held meetings with the Non-executive Directors without the Executive Directors present. These meetings were not held around the two ad-hoc Board meetings in September and December to consider the bids in relation to the sale of the UK Gas Distribution business.

50	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

B. Effectiveness

B.1 The composition of the Board

The Board believes it operates effectively with an appropriate balance of independent Non-executive and Executive Directors who have the right balance of skills, experience, independence and knowledge of the Company. Details of our Board, their individual biographies and committee membership are set out on pages 34 and 35. Board and committee attendance during the year to 31 March 2017 is set out on page 37. The independence of the Non-executive Directors is considered at least annually along with their character, judgement, commitment and performance on the Board and relevant committees. The Board took into consideration the Code and indicators of potential non-independence, including length of service. At year end, all of the Non-executive Directors, with the exception of the Chairman, whose independence is only determined on appointment, have been determined by the Board to be independent.

B.2 Appointments to the Board

The Nominations Committee, which comprises the Chairman and Non-executive Directors, leads the process for Board appointments and makes recommendations to the Board. Further details of appointment processes for Nicola Shaw and Pierre Dufour, succession planning and the role of the Nominations Committee can be found on page 47.

The Zygos Partnership and Heidrick and Struggles provided external search consultancy services in relation to the above appointments. Neither have any other connection to the Company other than providing these external search consultancy services.

B.3 Time commitment

Non-executive Directors are advised of the time commitment expected from them on appointment. External commitments, which may impact existing time commitments, must be agreed with the Chairman. Details of external appointments are set out in the biographies on pages 34 and 35. As part of the evaluation of the Chairman, the Non-executive Directors, with input from the Executive Directors, assessed his ability to fulfil his role as Chairman, taking into account other significant appointments.

With the agreement of the Board, Executive Directors gain experience of other companies’ operations, governance frameworks and boardroom dynamics through non-executive appointments. The fees for these positions are retained by the individual. For further details about the Directors’ service contracts and letters of appointment, see page 61 of the Directors’ Remuneration Report.

B.4 Development

All new Directors are provided with a full induction programme when they are appointed to the Board. Details of Director induction and development can be found on page 37.

B.5 Information and support

The Group General Counsel & Company Secretary makes sure that appropriate and timely information is provided to the Board and its committees and is responsible for advising and supporting the Chairman and the Board on all governance matters. All Directors have access to the Group General Counsel & Company Secretary and may take independent professional advice at the Company’s expense in conducting their duties. To support discussion and decision making, Board and committee members receive papers sufficiently in advance of meetings so that they can prepare for and consider agenda items. Additionally, the Chairman holds a short meeting with the Non-executive Directors before each Board meeting to discuss the focus of the upcoming meeting as well as afterwards to share feedback from the meeting. Similarly, the Chief Executive holds a short meeting with the Executive Directors and the Group General Counsel & Company Secretary after each meeting and shares the feedback from these meetings with the Chairman. A clear set of guidelines are in place to assist the Executive Directors and management on the content and presentation of papers to the Board and committees. A further refresh of the Board paper process took place this year. See page 39 for more details.

B.6 Evaluation

See pages 38 and 39 for more information on our Board evaluation. During the year, the Chairman met each Director individually to discuss their contribution, performance over the year and training and development needs. Following these meetings, Sir Peter confirmed to the Nominations Committee that he considered that each Director demonstrated commitment to the role and their performance continued to be effective. At a private meeting of the Non-executive Directors, Mark Williamson, as Senior Independent Director, led a review of the Chairman’s performance. The Non-executive Directors, with input from the Executive Directors, assessed his ability to fulfil his role as Chairman and considered the arrangements he has in place, given he was also chairman of a FTSE 250 company during the year and the Aircraft Carrier Alliance Management Board and a Trustee of The Sutton Trust. They concluded that Sir Peter’s performance continued to be effective.

B.7 Election/re-election

Each Director is subject to election at the first AGM following their appointment, and re-election at each subsequent AGM. Following recommendations from the Nominations Committee the Board considers all Directors continue to be effective, committed to their roles and have sufficient time available to perform their duties. Therefore, in accordance with the Code, Pierre Dufour will seek election and all other Directors (except Ruth Kelly) will seek re-election at the 2017 AGM as set out in the Notice of Meeting.

National Grid Annual Report and Accounts 2016/17	Statement of compliance	51

Corporate Governance continued

Statement of compliance with the UK

Corporate Governance Code continued

C. Accountability	D. Remuneration	E. Relations with shareholders

C.1 Financial and business reporting

The requirement for Directors to state that they consider the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable remains a key consideration in the drafting and review process. The coordination and review of the Annual Report and Accounts is conducted in parallel with the formal audit process undertaken by the external auditors and the review by the Board and its committees (of relevant sections).

The drafting and assurance process supports the Audit Committee’s and Board’s assessment of the overall fairness, balance and clarity of the Annual Report and Accounts and the statement of Directors’ responsibilities as set out on page 74. The independent auditors’ report is on pages 75 to 82 and the Company’s business model is on page 14.

C.2 Internal control and risk management

The Board has carried out a robust assessment of the principal risks facing the Company including those that would threaten the business model, future performance, solvency or liquidity. Further details can be found on pages 16 and 17.

The Board also sets the Company’s risk appetite, internal controls and risk management processes. The Board undertakes a review of their effectiveness annually. Further details are set out on pages 15 to 18.

The activities of the Audit Committee, which assists the Board with its responsibilities in relation to risk and assurance, are set out on pages 40 to 44.

C.3 Audit Committee and auditors

The Audit Committee report on pages 40 to 44 sets out details of how the Committee has discharged its duties during the year, matters reviewed by the Committee and how it ensures the auditors’ objectivity, effectiveness and continued independence.

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

The Remuneration Report on pages 54 to 71 outlines the activities of the Committee during the year and sets out the proposed Directors’ remuneration policy which will be presented to shareholders for approval at the 2017 AGM. The new resolution to approve the remuneration policy is set out in the Notice of Meeting for the 2017 AGM.

D.2 Procedure

For further information on the work of the Remuneration Committee and Directors’ remuneration packages see the Directors’ Remuneration Report on pages 54 to 71. The Committee’s terms of reference are available on our website.

E.1 Dialogue with shareholders

The Board as a whole is responsible for making sure that satisfactory dialogue with shareholders takes place. We believe that effective channels of communication with the Company’s debt and equity institutional investors and individual shareholders are very important. More information about our approach to relations with shareholders can be found on page 37.

E.2 Constructive use of General Meetings

The AGM provides a key opportunity for the Board to communicate with and meet shareholders. Shareholders are able to learn more about the Company through exhibits and can ask questions directly of the Board. Company representatives and our Registrar are also on hand to answer any questions shareholders might have.

Our AGM will be held on Monday 31 July 2017 at The International Convention Centre in Birmingham and broadcast via our website. The Notice of Meeting for the 2017 AGM, available on our website, sets out in full the resolutions for consideration by shareholders, together with explanatory notes and further information on the Directors standing for election and re-election.

We will also be holding a General Meeting on 19 May 2017 to seek shareholder approval for a proposed share consolidation in connection with the return of cash as a result of the sale of a majority interest in our UK Gas Distribution business.

In addition, at the General Meeting, shareholder approval will in addition be sought to renew the annual authority to enable the Company to make market purchases of its own shares, as well as to allot ordinary shares and to disapply pre-emption rights, to cover the period between the date of the General Meeting and the 2017 AGM.

52	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance
Index to Directors’ Report and other disclosures
(starting on page indicated)
AGM 52
Articles of Association 184
Audit information 74
Board of Directors 34
Business model 14
Change of control provisions 190
Code of Ethics 190
Conflicts of interest 190
Contractual and other arrangements 174
Directors’ indemnity 191
Directors’ service contracts and letters of appointment 61
Directors’ share interests 68
Diversity 30
Dividends 5
Events after the reporting period 185
Financial instruments 123
Future developments 9
Greenhouse gas emissions 12
Human Rights 191
Important events affecting the Company during the year 6
Internal control 15
Internal control over financial reporting 18
Listing Rule 9.8.4 R cross reference table 191
Material interests in shares 186
People 30
Political donations and expenditure 191
Research and development 191
Risk management 15
Share capital 186
National Grid Annual Report and Accounts 2016/17
Index to Directors’ Report and other disclosures
53

Corporate Governance continued

Jonathan Dawson Committee chairman
Annual statement from the Remuneration Committee chairman

Introduction

Three years ago, at our 2014 AGM, shareholders approved a new three-year remuneration policy for National Grid, with 96% of the votes in favour. At our 2015 and 2016 AGMs shareholders supported our execution of the policy with 97% of the votes in favour each year. This year we are seeking your approval of our remuneration policy for a further three years.

We have reviewed the remuneration policy reflecting on the wider environment as well as the strategic review of our business, leading to an evolution of National Grid’s purpose, vision, values and strategy. In this context, we consider that the existing framework will continue to provide executives with an appropriate opportunity to earn remuneration in line with National Grid’s overall performance and strategy. We are therefore proposing that the 2014 policy is renewed without any changes either to the structure, or to the maximum amounts for the APP and LTPP.

The key elements of our remuneration approach are:
	●	significant weighting towards the Long Term Performance Plan (LTPP) versus the Annual Performance Plan (APP);
	●	the bulk of senior executive remuneration is paid in National Grid shares, with all of the LTPP paid only in shares, and half of the APP paid in shares;
	●	very high levels of personal shareholding required to be held by senior executives – specifically, 500% of pre-tax salary for the Chief Executive and 400% for other Executive Directors;
	●	a three-year performance period for measuring potential awards under the LTPP, coupled with a holding period of a further two years, irrespective of whether the mandatory personal shareholding target has been attained;
	●	performance metrics for the LTPP which are Return on Equity (measuring management’s performance in generating profit from the business) and Value Growth (measuring management’s creation of shareholder value over the longer term); and
	●	malus and clawback provisions applicable to both the APP and LTPP.

We think that the best way to make sure management and other shareholders share the same interest comes from requiring executives to have a very substantial personal shareholding in National Grid. We want executives to view their remuneration from employment at National Grid as a mix of annual earnings, together with both the growth of their shareholdings in National Grid and the value of dividends received. As a result, we consider that the remuneration policy currently in place demonstrates close alignment between management and other shareholders, and a proper focus on generating long-term value.

Review of remuneration policy

The Committee held a number of discussions last Autumn to determine whether any material changes to the remuneration policy would be appropriate for the future. Discussions covered recent trends in remuneration strategy adopted by other major UK corporates, an appraisal of developments in other major jurisdictions, data comparing National Grid’s remuneration policy and outturns against peer group companies, and the pay and conditions for employees below Board level. The main questions we considered were:

●	Is the current split between short-term and long-term incentive pay appropriate?
●	Are we incentivising behaviours that support National Grid’s strategy and values?
●	Are we paying executives fairly for performance and is this appropriate in the context of the wider employee population?
●	Is the overall amount paid to senior management aligned with shareholder value creation?

The conclusion we reached was that the overall structure which we initiated three years ago remains appropriate for National Grid. We felt that to make any significant changes to the policy – particularly given that the first LTPP awarded under the 2014 policy had yet to vest – was premature for a long-term business. We also felt that the division between short-term and long-term pay gave proper focus and weight to generating long-term returns for shareholders.

There is no single approach to executive pay that is definitively ‘right’ for all companies. What we did was to appraise the way National Grid creates value for its shareholders over time, and fulfils its national and societal obligations, recognising also that we are in a competitive market for senior executive talent. Against this backdrop, we believe the overall structure described above remains fair.

We are proposing some minor modifications to the metrics (but not the quantum) in respect of both the APP and LTPP for the implementation of the policy in 2017/18. More specifically, for the APP we will sharpen the focus on annual regional performance for the UK and US Executive Directors, with half of the weighting of the financial performance being on regional RoE and half on regional Value Added. There will be no change to the financial performance metrics for either the Chief Executive or the Finance Director. The LTPP will then focus solely on long-term Group performance for all Executive Directors with a 50% weighting on Group RoE and a 50% weighting on Group Value Growth. These changes should enhance the visibility for executives between their annual performance and short-term incentive outcome, while reinforcing executives’ collective incentive on sustaining long-term Group performance. No changes are being proposed to the maximum level of awards in respect of either the APP or the LTPP.

Page 70 provides more detail on the implementation of our policy related to incentive plans for 2017/18.

We also looked at pension provisions as part of our policy review, including in relation to other employees of the Company. The annual contribution to a Defined Contribution plan (DC) is 30% of base salary for UK-based Directors and certain other senior UK-based employees. In the US the contribution rate is up to 13% of base salary plus APP award for US-based Directors and certain other senior US-based employees. Pension contributions are tiered by managerial grade down to 12% of base salary in the UK, and in the US 4-8% of base salary plus APP award (depending on age and years of service). To highlight the flexibility on any pension arrangements for new UK-based Directors, we have modified the wording in the policy related to UK DC pension contributions to ‘up to’ 30%.

54	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Performance for the year

APP

National Grid had another successful year in 2016/17. At £4.7 billion, this year’s total adjusted operating profit was 14% higher than in 2015/16; earnings per share was 73 pence. During the year the Company made significant capital investment in its networks of some £4.5 billion, split equally between the UK and the US. In addition, a majority interest in the UK Gas Distribution business was sold to a consortium of investors for a price of £13.8 billion. As already announced, we will be returning the majority of the net proceeds to shareholders, and a special dividend of some £3.2 billion is being paid to shareholders on 2 June 2017. Additionally, a further £835 million is being returned to shareholders via share buybacks this year.

When assessing the results of the APP for the Executive Directors, one of the performance measures, Earnings per share (EPS), was adjusted down as in other years to adjust for the impact of timing, scrip dividend uptake and currency adjustments. This year we also removed a 2 pence benefit arising from a one-off gain from the cessation of depreciation of the UK Gas Distribution assets since December. No adjustments were made to Group, US or UK RoE outturns.

Based on National Grid’s financial performance, and taking account of performance against individual objectives, the APP payments to Executive Directors on the Board at 31 March 2017 would have been between 96% and 104% of salary. However, following the fatal incident in November 2016 at the Company’s electricity sub-station at East Claydon in Buckinghamshire, UK, the Committee considered carefully whether it would be appropriate to exercise its discretion to reduce short-term incentive levels for senior executives. The Committee decided to reduce the overall APP payout by 10% for the four Executive Directors at that time, resulting in APP awards of 86% to 94% of salary. This is in addition to a zero score for individual objectives relating to UK safety, which were applicable to John Pettigrew and Nicola Shaw this year. Similar reductions in APP have been made to other members of the Group Executive Committee, UK Executive Committee, and relevant line management. The Committee considers that this approach to allocating short-term incentive reductions – which is fully supported by senior management – serves to emphasise the collective interest and importance of safety at National Grid.

Details of the APP payouts are presented on page 64, including that for Steve Holliday, who was an Executive Director from 1 April until 22 July. He received an APP payment for that time period, amounting to 81% of his prorated salary.

Looking ahead to the 2017/18 APP, and following the sale of a majority interest in the UK Gas Distribution business, the UK RoE metric for the 2017/18 APP for the Executive Director, UK will be specific to the wholly-owned regulated businesses in the UK. The Executive Director, UK also has an individual objective to manage the 39% retained interest in the UK Gas Distribution business as a member of its board.

LTPP

As I reported in my statement last year, our remuneration has been in a transitional phase since the approval of our current remuneration policy in 2014. At that time the APP opportunity was lowered, the LTPP opportunity was increased and the LTPP performance period was simplified. This led to the vesting of the final quarter of the 2013 award made under the previous policy as well as the 2014 award under the current policy in July 2017, with both performance periods ending 31 March 2017.

2013 LTPP

Three-quarters of the LTPP that was awarded in 2013 (before the present policy came into force) had a vesting date of July 2016 and the remaining quarter is due to vest in July 2017. The performance periods for both portions have ended, and vesting outcomes ranged from 77% to 90%.

2014 LTPP

The LTPP that was awarded in 2014 according to the remuneration policy adopted at the 2014 AGM is due to vest in full in July 2017. The performance period has ended and the vesting outcomes ranged from 67% to 91%. This vesting range reflects the Committee’s decision to include, in the Value Growth outcome, a portion of the value added from the sale of a majority interest in the UK Gas Distribution business. The Committee believes this adjustment properly reflects performance during the year and the benefit to shareholders.

Reflecting the final year of the transitional phase, the single total figure of remuneration table for 2016/17 discloses both the 2013 and 2014 LTPP awards in full, although no Executive Director received more than one LTPP grant in any year. We have illustrated the impact of the transitional phase graphically on page 65. Next year the disclosure of LTPP awards for 2017/18 will be simpler as the number in the single total figure of remuneration table will incorporate only the amounts for the 2015 LTPP whose performance period will have just ended.

Executive Director shareholdings

In 2014, we introduced high levels of shareholding requirement for our Executive Directors in order to align them further to shareholders. As at 31 March 2017, Andrew Bonfield exceeded this shareholding requirement. As John Pettigrew, Dean Seavers and Nicola Shaw were appointed to the Board relatively recently, they have not yet met this shareholding requirement and therefore under our rules will not be given permission to sell shares (other than to pay income tax on receipt of the shares or in exceptional circumstances).

Annual salary review

As I reported last year, when John Pettigrew and Nicola Shaw were appointed to their respective positions, the Committee decided not to award them salaries at our assessment of then current market levels, but instead, and subject to their individual performance, we would gradually phase over time increases to salary in excess of increases awarded to other company employees. This approach is consistent with that used for the wider managerial population, where employees whose salaries are relatively low compared to the market receive significantly larger salary increases than budget when justified by individual performance.

The Committee therefore considered John Pettigrew’s and Nicola Shaw’s performance during the year to determine whether performance in their respective roles merited awarding base salary increases above the general level within the Company. In John Pettigrew’s case the Committee concluded that he had made a very strong start in establishing himself as Chief Executive, notably with regard to evolving National Grid’s purpose, vision and strategy; delivering a strong set of Group financial results; establishing National Grid Ventures as a new business; agreeing with BEIS and Ofgem a sound basis for the redefined Electricity System Operator (ESO); achieving an excellent outcome to the 2016/17 employee survey; achieving good rate case outcomes; and securing a very good price for the sale of a majority interest in the UK Gas Distribution business (and associated return of capital to shareholders).

National Grid Annual Report and Accounts 2016/17	At a glance	55

Corporate Governance continued

Regarding Nicola Shaw, the Committee considered that she had also made a very strong start in her role as Executive Director, UK, demonstrated in particular by effective leadership both with employees (as evidenced by strong employee survey results) and key external stakeholders; delivering strong results for the UK business; making a major contribution to the redefinition of the ESO; supporting the successful sale of a majority interest in the UK Gas Distribution business; and contributing to a fair outcome from the Mid-Period Review with Ofgem for National Grid and its customers.

The Committee also took account of pay ratios and National Grid’s investors’ experience and concluded that it was appropriate to award John Pettigrew and Nicola Shaw a salary increase of 9% comprising the UK managerial budgeted increase of 2.6% plus a further 6.4%. Salary increases to Andrew Bonfield and Dean Seavers, whose salaries are closer to market levels, are in line with UK and US managerial budgets, at 2.6% and 2.5%, respectively. We intend to apply the same approach next year, once again subject to individual performance.

Disclosure enhancements

In its review of the remuneration policy, the Committee took note of evolving best practice regarding detailed disclosure of APP targets. Accordingly, full details of the retrospective threshold, target and stretch performance levels for the financial metrics within the APP in respect of the year ended 31 March 2017 are set out on page 64. These disclosures complement our current threshold, target and stretch performance level disclosures in respect of the LTPP.

Committee membership

Pierre Dufour joined the Remuneration Committee in February 2017, and Paul Golby stepped down from the Committee in May 2017.

Conclusion

The Committee has given very careful thought to the remuneration structure for senior executives at National Grid. We believe that the arrangements set up three years ago, focussed on mainly share-based incentives, long-term performance and substantial personal shareholdings in National Grid, remain appropriate and fair. We therefore propose to make no changes either to the structure or to the maximum amounts for the APP and LTPP. As I have described above, we propose to make some minor adjustments to some of the metrics and between the split of group and regional performance across the APP and LTPP. We believe these changes will improve alignment and transparency.

For the 2016/17 financial year, the Committee believes that it has correctly implemented the approved policy and that it has appropriately and reasonably exercised its discretion as discussed above. Overall the Committee believes that the remuneration earned last year by senior executives continues to reflect their performance, the Company’s performance, and the value generated for National Grid’s shareholders.

This year there are two separate remuneration votes – to approve a binding three-year policy, and to approve the remuneration report for 2016/17. On behalf of the Committee I commend this report to you and ask for your support for both resolutions at the AGM.

Jonathan Dawson

Committee chairman

At a glance

Performance

A comparison of the total 2016/17 single figure of remuneration to the maximum remuneration if variable pay had vested in full is set out below for the four Executive Directors in office for the full year. Due to the transition in vesting schedules, both the 2013 and 2014 LTPPs have been included.

Total remuneration
Executive Director	Maximum if variable pay vested in full £’000	2016/17 single figure remuneration £’000
Andrew Bonfield	7,050	5,891
John Pettigrew	5,143	4,636
Dean Seavers	4,196	3,165
.Nicola Shaw	1,362	1,254

56	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Key features of policy	Annual report on remuneration for 2016/17

● Target broadly mid-market against FTSE 11-40 for UK Directors and general industry and energy services companies with similar revenue for US Directors

●   John Pettigrew appointed as CEO from 1 April 2016 on £825,000

●   Nicola Shaw appointed as Executive Director, UK from 1 July 2016 on £450,000

●   Salary increases of 2.0% and 2.5% for Andrew Bonfield and Dean Seavers, respectively, for 2016/17

● Maximum opportunity is 125% of salary ● 50% paid in cash, 50% paid in shares which must be retained until later of two years and meeting shareholding requirement ● Subject to both clawback and malus

●   70% based on financial metrics (35% EPS, 35% RoE), 30% based on individual objectives

●   Group RoE for CEO and Finance Director; UK RoE for Executive Director, UK; US RoE for Executive Director, US

●   Individual objectives cover safety and compliance, business growth, operational excellence, customer satisfaction, community engagement, stakeholder engagement, Group strategy, and completion of the partial sale of our UK Gas Distribution business

●   Maximum award level is 350% of salary for CEO and 300% for other Executive Directors

●   Vesting subject to long-term performance conditions over a three-year performance period

●   Shares must be retained until later of two years from vesting and meeting shareholding requirement

●   Subject to both clawback and malus

● 50% Value Growth, 50% RoE ● Group RoE for CEO and Finance Director; even split of Group and UK RoE for Executive Director, UK; even split of Group and US RoE for Executive Director, US

●   External appointees participate in DC plan or cash in lieu; internal appointees retain current benefits, subject to capping of pensionable pay increases for DB plans, or can opt for cash in lieu

●   Pensionable pay is salary only in UK and salary and APP in US in alignment with market

●   Other benefits as appropriate

●   UK cash allowance (Andrew Bonfield, John Pettigrew and Nicola Shaw): 30% of pensionable pay

●   US DC (Dean Seavers): 9% of pensionable pay with additional match of up to 4%

●   Other benefits include private medical insurance, life assurance, and, for UK-based Executive Directors either a fully expensed car or a cash alternative to a car and the use of a car and driver when required

● 500% of salary for CEO ● 400% of salary for other Executive Directors

●   Andrew Bonfield has met the shareholding requirement

●   John Pettigrew, Dean Seavers and Nicola Shaw were appointed to the Board relatively recently, and therefore have not yet met the shareholding requirement

National Grid Annual Report and Accounts 2016/17	At a glance	57

Corporate Governance continued

Directors’ remuneration policy

The following tables provide details of the policy we intend to apply, subject to shareholder approval, for the three years from the date of the 2017 AGM. Following approval it will be displayed on the Company’s website.

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

Our peer group

The Committee reviews its remuneration policy against appropriate peer groups annually to make sure we remain competitive in the relevant markets. The primary focus for reward market comparisons is the FTSE 11–40 for UK-based Executive Directors and general industry and energy services companies with similar levels of revenue for US-based Executive Directors. These peer groups are considered appropriate for a large, complex, international and predominantly regulated business.

Future policy table – Executive Directors Salary

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

Any increases are generally aligned to salary increases received by other Company employees and to market movement. Increases in excess of this may be made at the Committee’s discretion in circumstances such as a significant change in responsibility, progression in the role and alignment to market level.

Benefits	Purpose and link to strategy: to provide competitive and cost-effective benefits to attract and retain high-calibre individuals.

Operation		Maximum levels	Performance metrics, weighting and time period applicable

Benefits provided include:

Benefits have no predetermined maximum, as the cost of providing these varies from year to year.

Participation in tax approved all-employee share plans is subject to limits set by the relevant tax authorities from time to time.

Not applicable.

●	company car or a cash alternative (UK only);
●	use of a car and driver when required;
●	private medical insurance;
●	life assurance;
●	personal accident insurance;
●	opportunity to purchase additional benefits under flexible benefits schemes available to all employees; and
●	opportunity to participate in the following HMRC (UK) or Internal Revenue Service (US) tax-advantaged all-employee share plans:

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

Employee Stock Purchase Plan (ESPP) (423(b) plan): eligible US employees may purchase ADSs on a monthly basis at a discounted price.

Other benefits may be offered at the discretion of the Committee.

58	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Pension	Purpose and link to strategy: to reward sustained contribution and assist attraction and retention.

Performance metrics, weighting
Operation		Maximum levels	and time period applicable

Pension for an Executive Director will reflect whether they were internally promoted or externally appointed.

UK DB: a maximum pension on retirement, at age 60, of two thirds final capped pensionable pay or up to one sixtieth accrual. On death in service, a lump sum of four times pensionable pay and a two thirds dependant’s pension is provided.

UK DC: annual contributions of up to 30% of salary. Life assurance provision of four times pensionable salary and a dependant’s pension equal to one third of the Director’s salary are provided on death in service.

Cash in lieu: annual payments of up to 30% of salary. Life assurance and dependant’s pension in line with UK DC (or UK DB where the Director was previously a member of a UK DB scheme).

Not applicable.
If internally promoted:
●	retention of existing DB benefits without enhancement, with capping of pensionable pay increases following promotion to the Board; or
●	retention of existing UK DC benefits with discretion to enhance contribution rate to up to 30%; or
●	cash in lieu; or
●	retention of existing US DC benefits plus 401(k) plan match, provided through 401(k) plan and non-qualified plans.
If externally appointed:
●	UK DC benefits or equivalent cash in lieu; or
●	US DC benefits plus 401(k) plan match.
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

US DC: annual contributions of up to 9% of base salary plus APP with additional 401(k) plan match of up to 4%.

Annual Performance Plan	Purpose and link to strategy: to incentivise and reward the achievement of annual financial and strategic business targets and the delivery of annual individual objectives.

Performance metrics, weighting
Operation	Maximum levels	and time period applicable

Performance metrics and targets are agreed at the start of each financial year and are aligned with strategic business priorities. Targets are set with reference to the budget. Awards are paid in June.

50% of awards are paid in shares, which (after any sales to pay associated income tax) must be retained until the shareholding requirement is met, and in any event for two years after receipt.

Awards are subject to clawback and malus provisions.

The maximum award is 125% of salary.

A majority of the APP is based on performance against corporate financial measures, with the remainder based on performance against individual objectives. Individual objectives are role-specific.

The Committee may use its discretion to set measures that it considers appropriate in each financial year and reduce the amount payable, taking account of significant safety or customer service standard incidents, environmental and governance issues.

The payout levels at threshold, target and stretch performance levels are 0%, 50% and 100%, respectively.

National Grid Annual Report and Accounts 2016/17	Directors’ remuneration policy	59

Corporate Governance continued

Directors’ remuneration policy continued

Long Term Performance Plan	Purpose and link to strategy: to drive long-term performance, aligning Executive Director incentives to key strategic objectives and shareholder interests.

Operation	Maximum levels	Performance metrics, weighting and time period applicable

Awards of shares may be granted each year, with vesting subject to long-term performance conditions.

The performance metrics have been chosen as the Committee believes they reflect the creation of long-term value within the business. Targets are set each year with reference to the business plan.

Participants may receive ordinary dividend equivalents on vested shares at the discretion of the Committee.

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

	The maximum award for the Chief Executive is 350% of salary and it is 300% of salary for the other Executive Directors.	For awards between 2014 and 2016, the performance measures were:
● Value Growth and Group RoE (for the Chief Executive and Finance Director); and
● Value Growth, Group RoE and UK or US RoE (for the UK and US Executive Directors respectively).
For awards from 2017, the performance measures are Value Growth and Group RoE for all Executive Directors.

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
Fees are reviewed every year taking into account those in companies of similar scale and complexity.

NEDs do not participate in incentive, pension or benefit plans. However, they are eligible for reimbursement for all company-related travel expenses. In instances where these costs are treated by HMRC as taxable benefits, the Company also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC.

Additionally, the Chairman is covered by the Company’s private medical and personal accident insurance plans and receives a fully expensed car or cash alternative to a car, and the use of a car and driver, when required.

NEDs who also sit on National Grid subsidiary boards may receive additional fees related to service on those boards.

There is no provision for termination payments. NEDs stand for re-election every year.

60	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Directors’ remuneration policy continued

Shareholding requirement

The requirement of Executive Directors to build up and hold a relatively high value of National Grid shares ensures they share a significant level of risk with shareholders and aims to align their interests.

Executive Directors are required to build up and retain shares in the Company. The level of holding required is 500% of salary for the Chief Executive and 400% of salary for the other Executive Directors.

Unless the shareholding requirement is met, Executive Directors will not be permitted to sell shares, other than to pay income tax liabilities on shares just vested or in exceptional circumstances approved by the Remuneration Committee.

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

All employees are entitled to base salary, benefits and pension contributions. Many employees are eligible for an APP award based on Company and individual performance. Eligibility and the maximum opportunity available is based on market practice for the employee’s job band. In addition, around 380 senior management employees are awarded LTPPs annually.

The Company has a number of all-employee share plans that provide employees with the opportunity to become, and to think like, a shareholder. These plans include Sharesave and the Share Incentive Plan (SIP) in the UK and the 401(k) and 423(b) plans in the US. Further information is provided on page 58.

Consideration of remuneration policy elsewhere in the Company

In setting the remuneration policy the Committee considers the remuneration packages offered to employees across the Company. As a point of principle, salaries, benefits, pensions and other elements of remuneration are assessed regularly to ensure they remain competitive in the markets in which we operate. In undertaking such assessment our aim is to be at mid-market level for all job bands, including those subject to union negotiation.

As would be expected, we have differences in pay and benefits across the business which reflect individual responsibility and there are elements of remuneration policy which apply to all, for example, flexible benefits and share plans.

When considering annual salary increases, the Committee reviews the proposals for salary increases for the employee population generally, as it does for any other changes to remuneration being considered.

The Company issues an employee engagement survey each year which includes questions on remuneration. It does not specifically invite employees to comment on the Directors’ remuneration policy but any comments made by employees are noted.

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

Ongoing incentive pay (APP and LTPP) for new Executive Directors will be in accordance with the approved remuneration policy in force at the time of appointment. This means the maximum APP award in any year would be 125% of salary and the maximum LTPP award would be 300% of salary (350% of salary for the Chief Executive).

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

The contracts contain provisions for payment in lieu of notice, at the sole and absolute discretion of the Company. Such contractual payments are limited to payment of salary only for the remainder of the notice period. In the UK such payments would be phased on a monthly basis, over a period not greater than 12 months, and the Executive Director would be expected to mitigate any losses where employment is taken up during the notice period. In the US, for tax purposes the policy is to make any payment in lieu of

National Grid Annual Report and Accounts 2016/17	Directors’ remuneration policy	61

Corporate Governance continued

Directors’ remuneration policy continued

notice as soon as reasonably practicable, and in any event within two and a half months of the later of 31 December and 31 March immediately following the notice date.

In the event of a UK Director being made redundant, statutory compensation would apply and the relevant pension plan rules may result in the early payment of an unreduced pension.

On termination of employment, no APP award would generally be payable. However, the Committee has the discretion to deem an individual to be a ‘good leaver’, in which case an APP award would be payable on the termination date, based on performance during the financial year up to termination. Examples of circumstances in which a Director would be treated as a ‘good leaver’ include redundancy, retirement, illness, injury, disability and death. Any APP award would be prorated and would be subject to performance achieved against the objectives for that year.

On termination of employment, outstanding awards under the share plans will be treated in accordance with the relevant plan rules approved by shareholders. Share awards would normally lapse. ‘Good leaver’ provisions apply at the Committee’s discretion and in specified circumstances, including redundancy, retirement, illness, injury, disability and death, where awards will be released to the departing

Executive Director or, in the case of death, to their estate. Long-term share plan awards held by ‘good leavers’ may vest subject to performance measured at the normal vesting date and are prorated. Such awards would vest at the same time as for other participants, apart from circumstances in which the award recipient has died, in which case the awards vest as soon as practicable (based on a forecast of performance).

The Chairman’s appointment is subject to six months’ notice by either party; for the other Non-executive Directors, notice is one month. No compensation is payable to Non-executive Directors if they are required to stand down or are not re-elected.

Copies of Directors’ service contracts and letters of appointment are available for inspection at the Company’s registered office.

External appointments

The Executive Directors may, with the approval of the Board, accept one external appointment as a non-executive director of another company and retain any fees received for the appointment. Experience as a board member of another company is considered to be valuable personal development, that in turn is of benefit to the Company.

Total remuneration opportunity

The total remuneration for each of the Executive Directors that could result from the remuneration policy in 2017 under three different performance levels (below threshold, when only fixed pay is receivable, on target and maximum) is shown below.

1.	‘Fixed pay’ consists of salary, pension and benefits-in-kind as provided under the remuneration policy.
2.	Salary is that to be paid in 2017/18, taking account of the increases that will be effective from 1 June 2017 shown on page 70. Dean Seavers’ salary has been converted at $1.2949:£1
3.	Benefits-in-kind and pension are as shown in the Single Total Figure of Remuneration table for 2016/17 on page 63. Benefits-in-kind for John Pettigrew exclude one-off relocation payments made in 2016/17 as a result of his appointment as Chief Executive.
4.	APP calculations are based on 125% of salary for the period 1 April 2017 to 31 March 2018.
5.	LTPP calculations are based on awards with a face value of 350% of 1 June 2017 salary for John Pettigrew and 300% of 1 June 2017 salary for all other Executive Directors. Excludes changes in share price and dividend equivalents.
6.	LTPP and APP payout is 50% for on-target performance and the maximum of 100% is for achieving stretch.

Statement of consideration of shareholder views

The Committee considers all feedback relating to executive remuneration received from shareholders throughout the year. While the committee understands that not all shareholders’ views will be the same, we consult with our larger shareholders when appropriate to understand expectations and views regarding executive remuneration.

62	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Annual report on remuneration

Statement of implementation of remuneration policy in 2016/17

Role of Remuneration Committee

The Committee is responsible for recommending to the Board the remuneration policy for Executive Directors and the other members of the Executive Committee and for the Chairman, and for implementing this policy. The aim is to align remuneration policy to Company strategy and key business objectives and ensure it reflects our shareholders’, customers’ and regulators’ interests. The members of the Remuneration Committee in 2016/17 were Nora Mead Brownell, Jonathan Dawson (chair), Pierre Dufour (from March), Paul Golby and Mark Williamson.

The Committee’s activities during the year

Meeting	Main areas of discussion

April	Final approval of 2016 LTPP targets 2015/16 individual objectives scoring for Executive Committee Executive Committee shareholdings and dilution limits Review of Committee Terms of Reference

May

2015/16 APP financial outturns and individual performance and confirmation of awards

Annual salary review and LTPP proposals for Executive Committee

Final approval of APP targets for 2016/17 financial year

Final approval of 2016/17 objectives for Executive Committee

August	Items related to new Executive Committee appointment

November	2017 Remuneration Policy discussion

December	Review of ISS Pay for Performance peer group 2017 Remuneration Policy discussion Items related to new Executive Committee appointment

January	Discussion of impact of sale of majority stake in UK Gas Distribution business on APP and LTPP metrics

March

Market data review for Executive Committee remuneration

2017 Directors’ Remuneration Report – reviewed first draft

Discussion of metrics and targets for 2017/18 APP and 2017 LTPP

Review of 2017/18 objectives for Executive Committee

Single Total Figure of Remuneration – Executive Directors (audited information)
The following table shows a single total figure in respect of qualifying service for 2016/17, together with comparative figures for 2015/16:

	Salary £’000		Benefits in kind £’000		APP £’000		2013 LTPP £’000	2014 LTPP £’000	Total LTPP £’000		Pension £’000		Other £’000		Total £’000

	2016/17	2015/16	2016/17	2015/16	2016/17	2015/16	2016/17	2016/17	2016/17	2015/16	2016/17	2015/16	2016/17	2015/16	2016/17	2015/16

Andrew Bonfield	749	736	60	61	684	865	1,855	2,318	4,173	1,383	225	221	–	–	5,891	3,266
Steve Holliday	320	1,033	12	41	260	1,222	2,490	–	2,490	2,185	262	730	–	–	3,344	5,211
John Pettigrew	825	503	497	14	762	503	694	1,610	2,304	425	248	143	–	–	4,636	1,588
Dean Seavers	800	678	25	39	694	649	–	1,501	1,501	–	145	148	–	170	3,165	1,684
Nicola Shaw	338	–	15	–	315	–	–	–	–	–	101	–	485	–	1,254	–

Total	3,032	2,950	609	155	2,715	3,239	5,039	5,429	10,468	3,993	981	1,242	485	170	18,290	11,749

Notes:

Salary: Base salaries were last increased on 1 June 2016. At this time Andrew Bonfield and Dean Seavers received salary increases of 2.0% and 2.5% respectively, in line with the average salary increases given to other managerial employees of the Company in the UK and US respectively. Dean Seavers’ salary has been converted at $1.2767:£1 for 2016/17 ($1.4744:£1 for 2015/16). Steve Holliday did not receive a salary increase due to his planned retirement on 22 July 2016, and his salary was only paid to this date. John Pettigrew and Nicola Shaw were newly appointed as Chief Executive and Executive Director, UK respectively. Nicola Shaw’s base salary was paid from her start date of 1 July 2016.

APP: Steve Holliday’s APP award is based on his prorated salary for the time on the Board in the 2016/17 financial year before he stepped down on his retirement in July 2016. Following a fatality in the UK that occurred in November 2016, the APP awards have been reduced by 10% for the Executive Directors at that time.

Benefits in kind: Benefits in kind include private medical insurance, life assurance and for UK-based Executive Directors, either a fully expensed car or a cash alternative to a car and the use of a car and driver when required. For John Pettigrew, this amount includes a reimbursement for costs relating to his relocation to London on appointment as Chief Executive.

Other: For Nicola Shaw, Other includes a £485,000 cash payment to compensate her for the forfeiture of short-term and long-term incentive cash awards at her former employer which were due to vest in June 2016.

LTPP: Three quarters of the 2013 LTPP award vested in July 2016, and the remaining quarter is due to vest in July 2017. Additionally, the entire 2014 LTPP award is due to vest in July 2017. The above value for 2016/17 therefore includes all of these amounts, and separate columns have been provided to delineate the two awards. No Executive Director received two LTPP awards in the same year. For amounts vesting on 1 July 2016, the share price on that date of 1,105.5 pence ($74.36 per ADS) has been applied. For amounts due to vest on 1 July 2017, the average share price over the three months from 1 January 2017 to 31 March 2017 of 962.75 pence ($59.84 per ADS) has been applied. The 2015/16 LTPP amount has been restated to reflect the actual amounts that vested on 1 July 2016 for RoE, rather than the estimate shown in last year’s annual report. Due to a higher share price at vesting of 1,105.5 pence ($74.36 per ADS) versus the estimate of 958 pence ($69.23 per ADS), the actual value at vesting was £38,425, £60,700, and £18,882 higher than the estimate for Andrew Bonfield, Steve Holliday and John Pettigrew respectively. The remaining 25% portion of Steve Holliday’s 2013 LTPP award (with expected vesting of £0.3 million) and the full 2014 LTPP award (with expected vesting of £2.2 million) will not vest until 1 July 2017, approximately one year after he stepped down from the Board. Therefore the vested amounts will be disclosed in the Payments to Past Directors section in next year’s Annual Report and Accounts.

Total: The Total remuneration excluding the 2013 LTPP would have been £4.0 million, £0.9 million and £3.9 million for Andrew Bonfield, Steve Holliday and John Pettigrew respectively. As a result, the Total for all Executive Directors would have been £13.3 million.

National Grid Annual Report and Accounts 2016/17	Annual report on remuneration	63

Corporate Governance continued

Annual report on remuneration continued

Performance against targets for APP 2016/17 (audited information)

APP awards are earned by reference to the financial year and paid in June. 50% of awards are paid in shares which (after any sales to pay income tax) must be retained until the shareholding requirement is met, and in any event for two years after receipt. In relation to both the financial measures and individual objectives, threshold, target and stretch performance levels are pre-determined by the Committee and pay out at 0%, 50% and 100% respectively and on a straight-line basis in between threshold and target performance and target and stretch performance. The individual objectives of the Executive Directors reflect the primary focus areas within the Company’s overall strategic priorities:

●	safety;
●	business growth in the UK and US;
●	operational excellence and improvement in overall Company performance and service to customers and communities;
●	the talent pipeline and employee engagement;
●	stakeholder engagement, sustainability and the environment; and
●	successful completion of the sale of a majority of the UK Gas Distribution business.

The outcomes of APP awards earned in 2016/17 for the four Executive Directors at 31 March and prior to the 10% reduction (described in the note below), are shown in the tables below:

	Proportion of max opportunity	Threshold	Target	Stretch	Actual	Proportion of max achieved
Adjusted EPS (p/share)	35%	60.0	62.5	65.0	65.1	100%
Group RoE (%)		11.2	11.6	12.0	11.7	62.5%
UK RoE		2.65	2.90	3.15	3.00	70%
(Percentage points above average allowed regulatory return)	35%
US RoE (%)		8.0	8.2	8.4	8.2	50%
Individual objectives	30%		See adjacent table			78–84%

Notes:

Overall: Group RoE pertains to the Chief Executive and Finance Director, while UK RoE and US RoE pertain to the Executive Director, UK and Executive Director, US respectively. RoE in some form comprises 35% of the total maximum opportunity.

Adjusted EPS: Adjusted EPS actual is reduced by 7.9 pence to account for the impact of timing, scrip dividend uptake, currency adjustments and certain actuarial assumptions on pensions, and to remove the benefit of ceasing to depreciate UK Gas Distribution business assets since December 2016.

	Andrew	John	Dean	Nicola
	Bonfield	Pettigrew	Seavers	Shaw
Safety and compliance		●	●	●
Business growth		●	●	●
Capability development	●	●	●	●
Stakeholder relations		●	●	●
Employee engagement	●	●	●	●
Financial strategy	●
Operational excellence		●	●	●
Customer experience			●	●
Group strategy	●	●
Completion of sale of majority stake in UK
Gas Distribution	●	●		●
Proportion of maximum achieved	81%	84%	82%	78%

Steve Holliday’s APP award for 2016/17 was based on his prorated salary from 1 April until 22 July and reflected target financial performance and stretch individual performance based on an assessment of his performance against the objective of completing a successful transition between himself and the newly appointed Chief Executive, John Pettigrew.

Following the fatal incident at the Company’s electricity sub-station in November at East Claydon, Buckinghamshire, UK, the APP awards for the four Executive Directors on the Board at that time were reduced by 10%. The impact of the reduction is shown in the bar charts below.

2016/17 APP as proportion of base salary

64	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

2016/17 LTPP performance (audited information)

The LTPP value included in the 2016/17 single total figure relates to vesting of the conditional LTPP awards granted in both 2013 and 2014. This arises from the change to the performance periods as part of the policy implemented in 2014. A visual illustration of this transition is presented below. No Executive Director received more than one LTPP grant in any year.

2013 LTPP

The 2013 award is determined based on differing performance periods and vesting dates:

●	performance over the three years ending 31 March 2016 for the EPS measure (50% weighting) which vested on 1 July 2016;
●	performance over the three years ending 30 June 2016 for the TSR measure (25% weighting) which vested on 1 July 2016; and
●	performance over the four years ending 31 March 2017 for the UK RoE and US RoE measures (25% weighting overall, split by Executive Director as shown below) which will vest on 1 July 2017.

The performance achieved against the 2013 LTPP award performance targets, including the expected vesting percentage for the RoE measures, was:

Performance measure	Threshold – 25% vesting	Maximum – 100% vesting	Actual/expected vesting	Actual/expected proportion of maximum achieved
TSR ranking (25% weighting)	Ranked at median of the comparator group (FTSE 100)	7.5 percentage points or more above median	7.72 percentage points above median	100.0%
Adjusted EPS (50% weighting)	EPS growth exceeds RPI increase by 3 percentage points	EPS growth exceeds RPI increase by 8 percentage points or more	Exceeded RPI increase by 6.7 percentage points	80.0%
UK RoE (12.5% weighting for the former CEO and current Finance Director; 25% weighting for the former Executive Director, UK)	RoE is equal to the average allowed regulatory return	RoE is 2 percentage points or more above the average allowed regulatory return	Exceeded average allowed regulatory return by 3.1 percentage points	100.0%
US RoE (12.5% weighting for the former CEO and current Finance Director; 25% weighting for the former Executive Director, US)	RoE is 1 percentage point below the average allowed regulatory return	RoE is 1 percentage point or more above the average allowed regulatory return	1.3 percentage points below the average allowed regulatory return	0.0%

The amounts vesting or expected to vest under the 2013 LTPP during the year and included in the 2016/17 single total figure are shown in the table below. The valuation is based on the following share prices:

●	1,105.5 pence ($74.36 per ADS) on the vesting date of 1 July 2016 for the EPS and TSR elements of the award; and
●	average share price over the three months from 1 January 2017 to 31 March 2017 of 962.75 pence ($59.84 per ADS) for the RoE element of the award.

	Original number of share awards in 2013 LTPP	Overall vesting percentage (including expected vesting percentage for RoE measure)	Number of awards vesting (including expected vesting for RoE measure)	Dividend equivalent shares	Total value of awards vesting (including expected vesting for RoE measure) and dividend equivalent shares £’000
Andrew Bonfield	194,798	77.49%	150,959	20,583	1,855
Steve Holliday	230,844	86.66%	200,049	25,214	2,490
John Pettigrew	63,361	90.00%	57,021	8,198	694

For Steve Holliday, all values reflect the TSR and EPS portions of the award (75% of the total) which vested while he was on the Board. The 25% RoE portion which is due to vest in July 2017 will be included in the ‘Payments to Past Directors’ section in next year’s Directors’ Remuneration Report. Dean Seavers and Nicola Shaw were both appointed since the 2013 LTPP was awarded and therefore did not receive any awards under the 2013 LTPP.

National Grid Annual Report and Accounts 2016/17	Annual report on remuneration	65

Corporate Governance continued

Annual report on remuneration continued

No further awards will be made under this LTPP structure, the 2014 structure described below having been adopted at the 2014 AGM.

2014 LTPP

The 2014 award is determined by performance over the three years ending 31 March 2017 of RoE (50% weighting) and Value Growth (50% weighting) which will vest on 1 July 2017. For the UK and US Executive Directors at that time, the RoE component is split equally between Group RoE and UK and US RoE respectively. For the Chief Executive at that time and the Finance Director, the entire RoE component is based on Group RoE.

The performance achieved against the 2014 LTPP award performance targets was:

Performance measure	Threshold – 20% vesting	Maximum – 100% vesting	Actual/expected vesting	Actual/expected proportion of maximum achieved
Group RoE (50% weighting for the former Chief Executive and Finance Director, 25% weighting for the former Executive Director, UK and the Executive Director, US)	11.0%	12.5% or more	11.93%	69.8%
UK RoE (25% weighting for the former Executive Director, UK)	RoE is 1 percentage point above the average allowed regulatory return	RoE is 3.5 percentage points or more above the average allowed regulatory return	3.3 percentage points above the average allowed regulatory return	92.5%
US RoE (25% weighting for the Executive Director, US)	90% of the average allowed regulatory return	105% or more of the average allowed regulatory return	85% of the average allowed regulatory return	0.0%
Value Growth (50% weighting)	10.0%	12.0% or more	12.0%	100.0%

The Value Growth outturn includes an amount to reflect the value added from the sale of a majority interest in the UK Gas Distribution business.

The amounts expected to vest under the 2014 LTPP for the performance period ended on 31 March 2017 and included in the 2016/17 single total figure are shown in the table below. The valuation is based on the average share price over the three months from 1 January 2017 to 31 March 2017 of 962.75 pence ($59.84 per ADS).

	Original number of share awards in 2014 LTPP	Overall vesting percentage	Number of awards vesting	Dividend equivalent shares	Total value of awards vesting and dividend equivalent shares £’000
Andrew Bonfield	248,470	84.89%	210,923	29,828	2,318
John Pettigrew	161,720	90.58%	146,482	20,715	1,610
Dean Seavers (ADSs)	40,966	67.44%	27,629	4,397	1,501

Nicola Shaw was appointed in July 2016 and therefore did not receive any share awards under the 2014 LTPP.

Last year’s Directors’ Remuneration Report covering remuneration for 2015/16 included an estimated vesting of the US and UK RoE portions of the 2012 LTPP award. These awards vested on 1 July 2016 and the performance achieved against the performance targets was the same as the expected vesting disclosed in the 2015/16 report. As a result of the actual achievement against the performance targets being the same as estimated, the vesting percentage and number of awards vesting are the same as disclosed in the 2015/16 report. However, the actual number of dividend equivalent shares varied as did the total value of awards vesting due to share price changes between the estimate and the actual date of vesting of the RoE portion. Specifically, the actual price on 1 July 2016 was 1,105.5 pence ($74.36 per ADS) rather than the estimate of 958 pence ($69.23 per ADS) disclosed in the 2015/16 report based on the average price from 1 January 2016 to 31 March 2016. As a result, the actual numbers of dividend equivalent shares granted for the 2012 LTPP were 23,001, 36,343, and 6,749 and the total values of awards that vested were £1,383,119, £2,185,387 and £424,568 for Andrew Bonfield, Steve Holliday and John Pettigrew, respectively.

Total pension benefits (audited information)

The table below provides details of the Executive Directors’ pension benefits. Andrew Bonfield, John Pettigrew and Nicola Shaw received a cash allowance in lieu of participation in a pension arrangement. Dean Seavers participated in Defined Contribution pension arrangements in the US. Steve Holliday participated in a Defined Benefit pension arrangement, under a salary sacrifice scheme in which the individual’s salary is reduced by the employee pension contribution. An equivalent contribution is paid by the employer to the pension arrangement. There are no additional benefits on early retirement.

	Total contributions to DC arrangement £’000	Cash in lieu of pension contributions £’000	Accrued DB pension at 31 March 2017 £’000 pa	Increase in accrued DB pension over year £’000 pa	Reduction in salary due to FPS £’000	Increase/ (decrease) in any lump sum £’000	Value of pension benefit calculated using BIS methodology £’000	Normal retirement date
Andrew Bonfield	–	225	–	–	–	–	225	n/a
Steve Holliday	–	–	606	14	26	1	262	26/10/2016
John Pettigrew	–	248	–	–	–	–	248	26/10/2031
Dean Seavers	145	–	–	–	–	–	145	30/08/2025
Nicola Shaw	–	101	–	–	–	–	101	n/a

Notes:

Steve Holliday: In addition to the pension shown above, there was an accrued lump sum entitlement of £129,000. The increase to the lump sum over the year, net of inflation, was £647. The increase to the pension over the year, net of inflation, was £14,349. The total accrued pension and lump sum was split between two pension arrangements. A transfer payment from one of the pension arrangements was made in July 2016, leaving a remaining pension of £521,709 pa and a lump sum of £6,717. This pension and lump sum entered payment on the normal retirement date listed above.

John Pettigrew: John Pettigrew opted out of a DB pension arrangement on 31 March 2016 with a deferred pension and lump sum payable from a normal retirement date of 26 October 2031. There was no increase to these benefits over the period, net of inflation.

66	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Dean Seavers: The average exchange rate for 2016/17 was $1.2767:£1. Through his participation in the 401(k) plan in the US (a DC arrangement) the Company made contributions worth £21,197. The Company also made contributions worth £123,983 to the Non-Qualified Executive Supplemental Retirement Plan which pays the portion of core contributions that cannot be paid under the qualified plan due to IRS limitations. The plan provides a supplemental top-up benefit through additional company contributions to yield an overall company contribution of 9% of pensionable pay, including both the qualified and non-qualified plan benefits. The retirement date shown reflects the typical retirement age in the US. The 401(k) plan does not have a retirement age. Benefits can be taken without penalty on leaving the Company from age 55 (subject to vesting requirements) or can be rolled over into another qualifying plan.

BIS calculation: In accordance with BIS methodology, the pension benefit for Andrew Bonfield, John Pettigrew, Nicola Shaw and Dean Seavers is calculated as the aggregate of contributions made to a DC-type pension plan and cash in lieu of contributions to a DC-type pension plan. In accordance with BIS disclosure regulations, the pension benefit for Steve Holliday is calculated as the increase in accrued DB-type pension over the year multiplied by 20 plus the increase in the lump sum, less the reduction in salary due to salary sacrifice. Each element is calculated separately and rounded to produce the numbers in the table on the previous page.

Single total figure of remuneration – Non-executive Directors (audited information)

The following table shows a single total figure in respect of qualifying service for 2016/17, together with comparative figures for 2015/16:

	Fees £’000		Other emoluments £’000		Total £’000

	2016/17	2015/16	2016/17	2015/16	2016/17	2015/16

Nora Mead Brownell	96	94	–	–	96	94
Jonathan Dawson	102	99	–	–	102	99
Pierre Dufour	11	–	–	–	11	–
Therese Esperdy	133	128	–	–	133	128
Sir Peter Gershon	499	494	68	15	567	509
Paul Golby	105	103	–	–	105	103
Ruth Kelly	84	82	–	–	84	82
Mark Williamson	124	121	–	–	124	121

Total	1,154	1,121	68	15	1,222	1,136

Therese Esperdy: Fees for 2016/17 include £25,000 in fees for serving on the National Grid USA Board.

Sir Peter Gershon: Other emoluments comprise private medical insurance, cash in lieu of a car and the use of a car and driver when required.

In accordance with the Company’s expenses policies, Non-executive Directors receive reimbursement for their reasonable expenses for attending Board meetings. In instances where these costs are treated by HMRC as taxable benefits, the Company also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC.

The total emoluments paid to Executive and Non-executive Directors in the year was £19.5 million (2015/16: £12.8 million), though this figure includes two years’ worth of LTPPs to the Executive Directors for 2016/17. Excluding the 2013 LTPP, the total emoluments would be £14.5 million.

LTPP (conditional award) granted during the financial year (audited information)

The face value of the awards is calculated using the volume weighted average share price at the date of grant. For Andrew Bonfield, John Pettigrew and Dean Seavers this is 28 June 2016 at a price of £10.21 per share and $69.1825 per ADS. For Nicola Shaw this is 12 July 2016 at a price of £11.05 per share.

LTPP	Basis of award	Face value ’000	Proportion vesting at threshold performance	Number of shares	Performance period end date

Andrew Bonfield	300% of salary	£2,255	20%	220,883	March 2019
John Pettigrew	350% of salary	£2,888	20%	282,810	March 2019
Dean Seavers	300% of salary	$3,075	20%	44,447 (ADSs)	March 2019
Nicola Shaw	300% of salary	£1,350	20%	122,164	March 2019

Performance period end date: The normal vesting date is in June 2019, following the performance period end.

Performance conditions for LTPP awards granted during the financial year (audited information)

	Weighting				Conditional share awards granted – 2016
Performance measure	Andrew Bonfield	John Pettigrew	Dean Seavers	Nicola Shaw	Threshold – 20% vesting	Maximum – 100% vesting

Group RoE	50%	50%	25%	25%	11.0%	12.5% or more
UK RoE				25%	1 percentage point above the average allowed regulatory return	3.5 percentage points or more above the average allowed regulatory return
US RoE			25%		90% of the average allowed regulatory return	105% or more of the average allowed regulatory return
Value Growth	50%	50%	50%	50%	10.0%	12.0% or more

Payments for loss of office (audited information)

Steve Holliday stepped down from the Board and retired from the Company on 22 July 2016.

Since his departure was due to retirement, which qualifies as ‘good leaver’ status, he is eligible to receive a prorated number of shares under the outstanding LTPPs. Awards for 261,506 remain outstanding after the prorating calculation for time served during the respective performance periods. Awards remain subject to performance conditions, measured at the normal performance measurement date. The prorated number of shares he is due to receive under the remaining portion of the 2013 LTPP and the full 2014 LTPP on 1 July 2017 will be disclosed in the ‘Payments to past Directors’ section next year, along with those vesting for Nick Winser and Tom King at that time.

National Grid Annual Report and Accounts 2016/17	Annual report on remuneration	67

Corporate Governance continued

Annual report on remuneration continued

Payments to past Directors (audited information)

Nick Winser stepped down from the Board at the 2014 AGM and left the Company on 31 July 2015. Tom King stepped down from the Board and left the Company on 31 March 2015. Both Mr Winser and Mr King held awards over shares and ADSs, respectively, that were prorated according to their departure date. The vesting of all these awards will occur at the normal vesting dates subject to satisfaction of their specified performance conditions at that time. Portions of these awards vested in July 2016 and pertain to the RoE portion of the 2012 LTPP and the TSR and EPS portions of the 2013 LTPP.

	Prorated number of share awards in 2012 (RoE portion) and 2013 (EPS and TSR portion) LTPPs	Overall vesting percentage	Number of awards vesting	Dividend equivalent shares	Total value of awards vesting and dividend equivalent shares £’000

Tom King (ADSs)	25,703	60.81%	15,629	2,105	1,033
Nick Winser	109,293	90.50%	98,914	13,760	1,246

Shareholder dilution

Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive share-based incentives will not exceed 5% in any 10 year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10 year period. The Committee reviews dilution against these limits regularly and under these limits the Company, as at 31 March 2017, had headroom of 4.08% and 7.98% respectively.

Statement of Directors’ shareholdings and share interests (audited information)

The Executive Directors are required to build up and hold a shareholding from vested share plan awards. Deferred share plan awards are not taken into account for these purposes until the end of the deferral period. Shares are valued for these purposes at the 31 March 2017 price, which was 1,012.51 pence per share ($63.39 per ADS).

The following table shows how each Executive Director complies with the shareholding requirement and also the number of shares owned by the Non-executive Directors, including connected persons (as Non-executive Directors do not have a shareholding requirement).

The shareholding is as at 31 March 2017 and the salary used to calculate the value of the shareholding is the gross annual salary as at 31 March 2017. Andrew Bonfield has met the shareholding requirement. As John Pettigrew, Dean Seavers and Nicola Shaw were relatively new in post, they have not yet met the requirement, but are expected to do so in 2020, 2020 and 2023 respectively, and will not be allowed to sell shares until this requirement is met. Non-executive Directors do not have a shareholding requirement.

The normal vesting dates for the conditional share awards subject to performance conditions are 1 July 2017, 1 July 2017, 1 July 2018, and 1 July 2019 for the LTPP 2013, LTPP 2014, LTPP 2015 and LTPP 2016 respectively. In each of April and May 2017 a further 15 shares were purchased on behalf of John Pettigrew. In April 2017 a further 15 shares were purchased on behalf of Andrew Bonfield and 14 shares in May 2017. The shares were purchased via the Share Incentive Plan (an HMRC approved all-employee share plan), thereby increasing their beneficial interests. There have been no other changes in Directors’ shareholdings between 1 April 2017 and 17 May 2017.

Directors	Share ownership requirements (multiple of salary)	Number of shares owned outright (including connected persons)	Value of shares held as a multiple of current salary	Number of options granted under the Sharesave Plan	Conditional share awards subject to performance conditions (LTPP 2013, 2014, 2015 and 2016)	Conditional share awards subject to continuous employment (DSP 2014)

Executive Directors
Andrew Bonfield	400%	460,511	620%	3,230	777,720	47,048
John Pettigrew	500%	253,060	311%	4,286	639,442	14,350
Dean Seavers (ADSs)	400%	5,905	37%	–	130,214	–
Nicola Shaw	400%	–	–	–	122,164	–
Non-executive Directors
Nora Mead Brownell (ADSs)	–	5,000	n/a	–	–	–
Jonathan Dawson	–	38,268	n/a	–	–	–
Pierre Dufour	–	–	n/a	–	–	–
Therese Esperdy (ADSs)	–	1,646	n/a	–	–	–
Sir Peter Gershon	–	87,194	n/a	–	–	–
Paul Golby	–	2,500	n/a	–	–	–
Ruth Kelly	–	800	n/a	–	–	–
Mark Williamson	–	4,726	n/a	–	–	–

Notes:

Overall: 2014 DSP relates to the Deferred Share Plan under which 50% of APP awards were deferred into shares. This plan was discontinued from the 2014/15 APP in lieu of 50% payment via shares with a two-year holding period.

Andrew Bonfield: On 31 March 2017 Andrew Bonfield held 3,230 options granted under the Sharesave Plan. 2,022 options were granted at a value of 749 pence per share and they can be exercised at 749 pence per share between April 2020 and September 2020. 1,208 options were granted at a value of 745 pence per share and they can be exercised at 745 pence per share between April 2019 and September 2019. On 1 April 2016, he exercised a sharesave option over 3,421 shares at the option price of 455 pence per share for expiration in September 2016 at a gain of £18,549. For Andrew Bonfield, the number of conditional share awards subject to performance conditions is as follows: LTPP 2013: 48,699; LTPP 2014: 248,470; LTPP 2015: 259,668; LTPP 2016: 220,883. The number of conditional share awards subject to continuous employment is as follows: DSP 2014: 47,048.

John Pettigrew: On 31 March 2017 John Pettigrew held 4,286 options granted under the Sharesave Plan. 1,252 options were granted at a value of 599 pence per share and they can be exercised at 599 pence per share between April 2019 and September 2019. 3,034 options were granted at a value of 749 pence per share and they can be exercised at 749 pence per share between April 2020 and September 2020. The number of conditional share awards subject to performance conditions is as follows: LTPP 2013: 15,840; LTPP 2014: 161,720; LTPP 2015: 179,072; LTPP 2016: 282,810. The number of conditional share awards subject to continuous employment is as follows: DSP 2014: 14,350.

Dean Seavers: The number of conditional share awards subject to performance conditions is as follows: LTPP 2014: 40,966; LTPP 2015: 44,801; LTPP 2016: 44,447.

Nicola Shaw: The number of conditional share awards subject to performance conditions is as follows: LTPP 2016: 122,164.

Dean Seavers, Nora Mead Brownell and Therese Esperdy: Holdings and, for Dean Seavers, awards are shown as ADSs and each ADS represents five ordinary shares.

68	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

External appointments and retention of fees

The table below details the Executive Directors who served as non-executive directors in other companies during the year ended 31 March 2017:

	Company	Retained fees

Andrew Bonfield	Kingfisher plc	£82,400
Nicola Shaw	Ellevio AB	£44,646 (517,000 SEK)

Relative importance of spend on pay

This chart shows the relative importance of spend on pay compared with other costs and disbursements (dividends, tax, net interest and capital expenditure). Given the capital-intensive nature of our business and the scale of our operations, these costs were chosen as the most relevant for comparison purposes. All amounts exclude exceptional items and remeasurements, and amounts relating to the UK Gas Distribution business.

Performance graph and table

This chart shows National Grid plc’s eight-year annual total shareholder return (TSR) performance against the FTSE 100 Index since 31 March 2009. The FTSE 100 Index has been chosen because it is the widely recognised performance benchmark for large companies in the UK.

The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date. It assumes dividends are reinvested.

Total shareholder return

Chief Executive’s pay in the last eight financial years

Steve Holliday was the Chief Executive throughout the seven-year period from 1 April 2010 to 31 March 2016. John Pettigrew became Chief Executive on 1 April 2016. His outcomes have been shown for the year 2016/17 in two ways, one to reflect the full total single figure of remuneration which includes the vesting outcomes of both the 2013 and 2014 LTPP awards, and the other to reflect the total single figure of remuneration using just the 2014 LTPP award to reflect his annualised total remuneration.

								John
	Steve Holliday							Pettigrew

	2009/10	2010/11	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17

Total single figure of remuneration (£’000)	3,931	3,738	3,539	3,170	4,801	4,845	5,151	4,636
Total single figure of remuneration – including only 2014 LTPP (£’000)								3,942
APP (proportion of maximum awarded)	95.33%	81.33%	68.67%	55.65%	77.94%	94.80%	94.60%	73.86%
PSP/LTPP (proportion of maximum vesting including expected vesting	100.00%	65.15%	49.50%	25.15%	76.20%	55.81%	63.45%	90.41%
for RoE measure)

Total single figure of remuneration: The figure for 2016/17 includes both the 2013 and 2014 LTPP awards due to the transition from a four-year to a three-year period before all portions vest between the 2013 and 2014 LTPP grants, resulting in a one-time overlapping of vesting periods.

Total single figure of remuneration – including only 2014 LTPP: The total single figure of remuneration is restated for 2016/17 to include only the 2014 LTPP award in order to capture one year’s worth of remuneration for comparison purposes.

PSP/LTPP: This vesting proportion for 2016/17 reflects combined vesting outcomes for the 2013 (90.00%) and 2014 (90.58%) LTPP awards.

Percentage change in Chief Executive’s remuneration

The table below shows how the percentage change in the Chief Executive’s salary, benefits and APP between 2015/16 and 2016/17 compares with the percentage change in the average of each of those components of remuneration for non-union employees. The Committee views this group as the most appropriate comparator group, as it excludes employees represented by trade unions, whose pay and benefits are negotiated with each individual union.

	Salary			Taxable benefits			APP
	£’000	£’000	Increase	£’000	£’000	Increase	£’000	£’000	Increase

	2016/17	2015/16		2016/17	2015/16		2016/17	2015/16

Chief Executive	825	1,033	(20)%	497	41	1,112%	762	1,222	(38)%
Non-union employees (increase per employee)			3%			1%			6%

Chief Executive: John Pettigrew succeeded Steve Holliday as Chief Executive on 1 April 2016 and therefore the table compares Steve Holliday’s pay from 2015/16 with John Pettigrew’s pay in 2016/17. Taxable benefits for John Pettigrew in 2016/17 include a one-time relocation benefit.

Non-union employees: Pay data for US employees has been converted at $1.2767:£1 for 2016/17 ($1.4744:£1 for 2015/16).

National Grid Annual Report and Accounts 2016/17	Annual report on remuneration	69

Corporate Governance continued

Annual report on remuneration continued

Statement of implementation of remuneration policy in 2017/18

The remuneration policy for approval at the 2017 AGM will be implemented during 2017/18 as described below.

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

	From 1 June 2017	From 1 June 2016	Increase
Andrew Bonfield	£771,285	£751,740	2.6%
John Pettigrew	£899,250	£825,000	9.0%
Dean Seavers	$1,050,625	$1,025,000	2.5%
Nicola Shaw	£490,500	£450,000	9.0%

APP measures for 2017/18 The APP targets are considered commercially sensitive and consequently will be disclosed after the end of the financial year in the 2017/18 annual report on remuneration.
Andrew Bonfield and John Pettigrew	Weighting
Adjusted EPS	35%
Group RoE	35%
Individual objectives	30%
Dean Seavers and Nicola Shaw	Weighting
UK or US Value Added	35%
UK or US RoE	35%
Individual objectives	30%

Performance measures for LTPP to be awarded in 2017
	Andrew Bonfield	John Pettigrew	Dean Seavers	Nicola Shaw	Threshold – 20% vesting	Maximum – 100% vesting
Group RoE	50%	50%	50%	50%	11.0%	12.5% or more
Value Growth	50%	50%	50%	50%	10.0%	12.0% or more

Fees for NEDs

Committee chair fees are in addition to committee membership fees. Therese Esperdy was appointed as Non-executive Director to the National Grid USA Board in 2015 with an annual fee of £25,000 in addition to her current NED fees.

	From 1 June 2017	From 1 June 2016
	£’000	£’000	Increase
Chairman	513	500	2.6%
Senior Independent Director	22	22	0%
Board fee (UK-based)	66	66	0%
Board fee (US-based)	78	78	0%
Committee membership fee	10.3	9	14.4%
Chair Audit Committee	19.4	19	2.1%
Chair Remuneration Committee	19.4	19	2.1%
Chair (other Board committees)	12.5	12.5	0%

70	National Grid Annual Report and Accounts 2016/17	Corporate Governance

Corporate Governance

Advisors to the Remuneration Committee

The Committee received advice during 2016/17 from independent remuneration consultants New Bridge Street (NBS), a trading name of Aon Hewitt Ltd (part of Aon plc). NBS was selected as our advisor by the Committee from 1 August 2013 following a competitive tendering process.

Work undertaken by NBS included updating the Committee on trends in compensation and governance matters, advising the Committee in connection with benchmarking of the total reward packages for the Executive Directors and other senior employees, and facilitating the development of the proposed 2017 remuneration policy. NBS is a member of the Remuneration Consultants Group and has signed up to that group’s Code of Conduct. The Committee is satisfied that any potential conflicts were appropriately managed. NBS does not provide any other advice or services to the Company. In the year to 31 March 2017 the Committee paid a total of £148,313 to NBS, with fees being charged on a time incurred basis.

The Committee also received specialist advice from the following organisations:

●	Alithos Limited: provision of TSR calculations for the LTPP (£3,125 paid in 2016/17);
●	Linklaters LLP: advice relating to share schemes and to Directors’ service contracts as well as providing other legal advice to the Company (£31,067 paid in 2016/17); and
●	Willis Towers Watson: advice relating to the market assessments of the total reward packages for the Executive Committee, inclusive of the Executive Directors (£107,040 paid in 2016/17).

The Committee reviews the objectivity and independence of the advice it receives from its advisors each year. It is satisfied that they all provided credible and professional advice.

The Committee considers the views of the Chairman on the performance and remuneration of the Chief Executive; and of the Chief Executive on the performance and remuneration of the other members of the Executive Committee. The Committee is also supported by the Group General Counsel & Company Secretary who acts as Secretary to the Committee, the Group HR Director, the Group Head of Reward & Performance and the Acting Group Head of Pensions. No other advisors have provided significant services to the Committee in the year.

Voting on 2013/14 Directors’ remuneration policy at 2014 AGM

The voting figures shown refer to votes cast at the 2014 AGM and represent 61.76% of the issued share capital. In addition, shareholders holding 74 million shares abstained.

	For	Against
Number of votes	2,223,573,203	85,131,552
Proportion of votes	96.31%	3.69%

Voting on 2015/16 Annual Remuneration Report at 2016 AGM

The voting figures shown refer to votes cast at the 2016 AGM and represent 60.51% of the issued share capital. In addition, shareholders holding 62 million shares abstained.

	For	Against
Number of votes	2,305,471,537	68,788,657
Proportion of votes	97.10%	2.90%

The Directors’ Remuneration Report has been approved by the Board and signed on its behalf by: Jonathan Dawson Chairman of the Remuneration Committee 17 May 2017

National Grid Annual Report and Accounts 2016/17	Annual report on remuneration	71

Financial Statements contents

73	Introduction to the Financial Statements

Directors’ statement and independent auditors’ report
74	Statement of Directors’ responsibilities
75	Independent auditors’ report
83	Report of Independent Registered Public Accounting Firm

Consolidated financial statements under IFRS
Primary statements
84	Consolidated income statement
86	Consolidated statement of comprehensive income
87	Consolidated statement of changes in equity
88	Consolidated statement of financial position
90	Consolidated cash flow statement

Notes to the consolidated financial statements – analysis of items in the primary statements
92	Note 1 – Basis of preparation and recent accounting developments
95	Note 2 – Segmental analysis
99	Note 3 – Operating costs
101	Note 4 – Exceptional items and remeasurements
103	Note 5 – Finance income and costs
104	Note 6 – Tax
110	Note 7 – Earnings per share (EPS)
111	Note 8 – Dividends
112	Note 9 – Discontinued operations
116	Note 10 – Goodwill
117	Note 11 – Other intangible assets
118	Note 12 – Property, plant and equipment
119	Note 13 – Other non-current assets
120	Note 14 – Financial and other investments
121	Note 15 – Investments in joint ventures and associates
123	Note 16 – Derivative financial instruments
125	Note 17 – Inventories and current intangible assets
126	Note 18 – Trade and other receivables
127	Note 19 – Cash and cash equivalents
127	Note 20 – Borrowings
129	Note 21 – Trade and other payables
129	Note 22 – Other non-current liabilities
129	Note 23 – Pensions and other post-retirement benefits
138	Note 24 – Provisions
140	Note 25 – Share capital
141	Note 26 – Other equity reserves
142	Note 27 – Net debt

Notes to the consolidated financial statements – supplementary information
144	Note 28 – Commitments and contingencies
145	Note 29 – Related party transactions
145	Note 30 – Financial risk management
153	Note 31 – Borrowing facilities
154	Note 32 – Subsidiary undertakings, joint ventures and associates
157	Note 33 – Sensitivities on areas of estimation and uncertainty
159	Note 34 – Additional disclosures in respect of guaranteed securities

Company financial statements under FRS 101
Basis of preparation
166	Company accounting policies

Primary statements
168	Company balance sheet
169	Company statement of changes in equity

Notes to the Company financial statements
170	Note 1 – Fixed asset investments
170	Note 2 – Debtors
170	Note 3 – Creditors
171	Note 4 – Derivative financial instruments
171	Note 5 – Investments
171	Note 6 – Borrowings
171	Note 7 – Share capital
171	Note 8 – Shareholders’ equity and reserves
171	Note 9 – Parent Company guarantees
171	Note 10 – Audit fees

72	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

Introduction to the Financial Statements

Throughout these financial statements we have provided explanations of the disclosures and why they are important to the understanding of our financial performance and position. In places we have also highlighted ‘Our strategy in action’, drawing out the key elements of our business model (set out in the Strategic Report on page 14), and showing how the disclosures reflect this strategy.

Audit opinions

We have two audit opinions on our financial statements, reflecting our listing on both the London Stock Exchange and the New York Stock Exchange. Due to the different reporting requirements for each listing, our auditors are required to confirm compliance with each set of standards in a prescribed format. The audit opinion as required under our UK listing (starting on page 75) continues to provide more detail as to how our auditors have planned and conducted their audit, as well as their views on significant matters they have noted and that were discussed by the Audit Committee.

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

Unaudited commentary

We have presented with the financial statements certain analysis as part of the Strategic Report of our Annual Report and Accounts. This approach provides a clearer narrative, a logical flow of information and reduces duplication. We have created a combined financial review, including a commentary on items within the primary statements, on pages 84 to 91. Unless otherwise indicated, all analysis provided in the financial statements is on a statutory IFRS basis. All information in ruled boxes styled in the same manner as this one does not form part of the audited financial statements. This has been further highlighted by including the word ‘unaudited’ at the start of each box header. Unaudited commentary boxes appear on pages 85 to 87, 89, 91, 97 to 98, 108 to 109, 111, 115 and 128.

National Grid Annual Report and Accounts 2016/17	Financial Statements	73

Statement of Directors’ responsibilities

The Directors are responsible for preparing the Annual Report and Accounts, including the consolidated financial statements and the Company financial statements, the Directors’ Report, including the Remuneration Report and the Strategic Report, in accordance with applicable law and regulations.

UK Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the Company financial statements and the Remuneration Report in accordance with United Kingdom Accounting Standards, comprising Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101), and applicable law – United Kingdom Generally Accepted Accounting Practice (UK GAAP). In preparing the consolidated financial statements, the Directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (IASB). Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company on a consolidated and individual basis and of the profit or loss of the Company on a consolidated basis for that period.

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

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company on a consolidated and individual basis, and to enable them to ensure that the consolidated financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation. The Directors are also responsible for ensuring that the Company financial statements and the Remuneration Report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and its subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

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

Each of the Directors, whose names and functions are listed on pages 34 and 35, confirms that:

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

Directors’ Report

The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing Rules, and Disclosure Rules and Transparency Rules, comprising pages 08–71 and 172–201, was approved by the Board and signed on its behalf.

Strategic Report

The Strategic Report, comprising pages 02–31, was approved by the Board and signed on its behalf.

By order of the Board

Alison Kay

Group General Counsel & Company Secretary

17 May 2017

Company number: 4031152

74	National Grid Annual Report and Accounts 2016/17	Financial Statements

[INTENTIONALLY LEFT BLANK]

National Grid Annual Report and Accounts 2016/17	Financial Statements	75

[INTENTIONALLY LEFT BLANK]

76	National Grid Annual Report and Accounts 2016/17	Financial Statements

[INTENTIONALLY LEFT BLANK]

National Grid Annual Report and Accounts 2016/17	Financial Statements	77

[INTENTIONALLY LEFT BLANK]

78	National Grid Annual Report and Accounts 2016/17	Financial Statements

[INTENTIONALLY LEFT BLANK]

National Grid Annual Report and Accounts 2016/17	Financial Statements	79

[INTENTIONALLY LEFT BLANK]

80	National Grid Annual Report and Accounts 2016/17	Financial Statements

[INTENTIONALLY LEFT BLANK]

National Grid Annual Report and Accounts 2016/17	Financial Statements	81

[INTENTIONALLY LEFT BLANK]

82	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

Report of Independent Registered Public Accounting Firm

to the Board of Directors and Shareholders of National Grid plc

Audit opinion for Form 20-F

In our opinion, the accompanying consolidated statement of financial position and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity, present fairly, in all material respects, the financial position of National Grid plc and its subsidiaries at 31 March 2017 and 31 March 2016, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Additional Information section appearing on page 180 of the Annual Report and Accounts.

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

PricewaterhouseCoopers LLP

London

United Kingdom

17 May 2017

National Grid Annual Report and Accounts 2016/17	Financial Statements	83

Consolidated income statement

for the years ended 31 March

	Notes		2017 £m	2017 £m	2016 Re-presented £m [1]	2016 Re-presented £m [1]	2015 Re-presented £m [1]	2015 Re-presented £m [1]
Continuing operations
Revenue	2(a	)		15,035		13,212		13,357
Operating costs	3			(11,827)		(9,987)		(10,406)
Operating profit
Before exceptional items and remeasurements	2(b	)	3,773		3,214		3,034
Exceptional items and remeasurements	4		(565)		11		(83)

Total operating profit	2(b	)		3,208		3,225		2,951

Finance income	5			53		22		36

Finance costs
Before exceptional items and remeasurements	5		(1,082)		(878)		(908)
Exceptional items and remeasurements	4,5		(58)		(99)		(165)

Total finance costs	5			(1,140)		(977)		(1,073)
Share of post-tax results of joint ventures and associates	15			63		59		46
Profit before tax
Before exceptional items and remeasurements	2(b	)	2,807		2,417		2,208
Exceptional items and remeasurements	4		(623)		(88)		(248)

Total profit before tax	2(b	)		2,184		2,329		1,960
Tax
Before exceptional items and remeasurements	6		(666)		(604)		(543)
Exceptional items and remeasurements	4,6		292		177		76

Total tax	6			(374)		(427)		(467)
Profit after tax from continuing operations
Before exceptional items and remeasurements			2,141		1,813		1,665
Exceptional items and remeasurements	4		(331)		89		(172)
Profit after tax from continuing operations				1,810		1,902		1,493

Profit after tax from discontinued operations
Before exceptional items and remeasurements	9		606		576		516
Exceptional items and remeasurements	9		57		116		2
Gain on disposal of UK Gas Distribution after tax	9		5,321		–		–
Profit after tax from discontinued operations	9			5,984		692		518

Total profit for the year (continuing and discontinued)
Before exceptional items and remeasurements			2,747		2,389		2,181
Exceptional items and remeasurements			(274)		205		(170)
Gain on disposal of UK Gas Distribution after tax			5,321		–		–
Total profit for the year				7,794		2,594		2,011

Attributable to:
Equity shareholders of the parent
From continuing operations			1,810		1,901		1,503
From discontinued operations			5,985		690		516
				7,795		2,591		2,019
Non-controlling interests
From continuing operations			–		1		(10)
From discontinued operations			(1)		2		2
				(1)		3		(8)
Earnings per share[2]
Basic
From continuing operations	7(a	)	48.1p		50.4p		39.4p
From discontinued operations	7(a	)	17.6p		18.3p		13.5p
Gain on disposal of UK Gas Distribution	7(a	)	141.4p		–		–
	7(a	)		207.1p		68.7p		52.9p
Diluted
From continuing operations	7(b	)	47.9p		50.2p		39.2p
From discontinued operations	7(b	)	17.5p		18.2p		13.5p
Gain on disposal of UK Gas Distribution	7(b	)	140.8p		–		–
	7(b	)		206.2p		68.4p		52.7p

1.  Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation. Further information is provided in notes 2 and 9.

2.  Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

84	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

  Unaudited commentary on the consolidated income statement

The consolidated income statement shows income earned and expenditure for the year, with the difference being the overall profit for the year.

As a result of the sale of a 61% controlling interest in UK Gas Distribution, we are required to report our earnings for the Group excluding UK Gas Distribution (‘continuing operations’) separately from the results of that business, which we report within ‘discontinued operations’. Further information is included in note 9.

The commentary below relates to continuing operations only.

Revenue

Revenue for the year ended 31 March 2017 increased by £1,823 million to £15,035 million. This increase was driven by higher revenues in both our UK and US Regulated businesses. US Regulated revenues were £1,438 million higher year-on-year including favourable impact from foreign exchange, increased regulatory revenue allowances and favourable timing of recoveries. UK regulated revenues increased by £495 million, including increased regulatory allowances, timing over-recoveries and increased system balancing revenues. Revenue from Other activities decreased, including lower interconnector and metering income.

Operating costs

Operating costs for the year ended 31 March 2017 of £11,827 million were £1,840 million higher than the prior year. This increase in costs included a £576 million increase in exceptional items and remeasurements, which is discussed below. Excluding exceptional items and remeasurements, operating costs were £1,264 million higher, principally due to the impact of foreign exchange rates alongside increased balancing services costs in the UK and higher depreciation as a result of newly commissioned assets.

Net finance costs

For the year ended 31 March 2017, net finance costs before exceptional items and remeasurements were £173 million higher than 2015/16 at £1,029 million, mainly as a result of the impact of the stronger US dollar, higher UK RPI inflation and increased levels of average net debt in continuing operations.

Tax

The tax charge on profits before exceptional items and remeasurements was £62 million higher than 2015/16. This was mainly a result of increased taxable profits in the year. The effective tax rate for the year decreased to 23.7% (2015/16: 25.0%) reflecting settlements relating to prior years partially offset by an increased proportion of profits before tax being generated in the US.

Exceptional items and remeasurements

Operating costs for the year ended 31 March 2017 included a £68 million gain on remeasurements of commodity contracts, together with £633 million exceptional costs associated with environmental charges and gas holder decommissioning. In the previous year, operating costs included a net £11 million gain on remeasurements of commodity contracts.

Finance costs for the year ended 31 March 2017 included a loss of £58 million on financial remeasurements, relating to net losses on derivative financial instruments. For the previous year ended 31 March 2016, we incurred a loss of £99 million on financial remeasurements. Exceptional tax for 2016/17 was a credit of £292 million which represents tax credits on the exceptional items and remeasurements above, together with a deferred tax credit on the recalculation of deferred tax liabilities as a result of the reduction in the UK tax rate applicable from April 2020 from 18% to 17%.

Adjusted earnings and EPS from continuing operations

Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect results of the Group on a ‘business performance’ basis, described further in note 4. The following chart shows the five-year trend in adjusted profit attributable to equity shareholders of the parent (adjusted earnings) and adjusted earnings per share. See page 195 for a reconciliation of adjusted basic EPS to EPS.

Adjusted earnings and adjusted EPS from continuing operations1

1.  Adjusted earnings and adjusted EPS are attributable to equity shareholders of the parent.

The above earnings performance translated into adjusted EPS growth in 2016/17 of 8.9p (19%).

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

	2016/17	2015/16	% change

Weighted average (income statement)	1.28	1.47	(13)%
Year-end (statement of financial position)	1.25	1.44	(13)%

The movement in foreign exchange during 2016/17 has resulted in a £1,175 million increase in revenue, a £187 million increase in adjusted operating profit and a £189 million increase in operating profit.

National Grid Annual Report and Accounts 2016/17	Financial Statements	85

Consolidated statement of comprehensive income

for the years ended 31 March

			2016	2015
		2017	Re-presented[1]	Re-presented[1]
	Notes	£m	£m	£m

Profit after tax from continuing operations		1,810	1,902	1,493

Other comprehensive income/(loss) from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement gains/(losses) of pension assets and post-retirement benefit obligations	23	423	410	(758)
Tax on items that will never be reclassified to profit or loss	6	(277)	(95)	296

Total items from continuing operations that will never be reclassified to profit or loss		146	315	(462)

Items from continuing operations that may be reclassified subsequently to profit or loss:
Exchange adjustments		346	69	175
Net gains/(losses) in respect of cash flow hedges		70	88	(86)
Transferred to profit or loss in respect of cash flow hedges		(6)	26	11
Net gains on available-for-sale investments		81	43	41
Transferred to profit or loss on sale of available-for-sale investments		(25)	–	(8)
Tax on items that may be reclassified subsequently to profit or loss	6	(34)	(39)	3

Total items from continuing operations that may be reclassified subsequently to profit or loss		432	187	136

Other comprehensive income/(loss) for the year, net of tax from continuing operations		578	502	(326)
Other comprehensive income/(loss) for the year, net of tax from discontinued operations	9	42	71	(68)

Other comprehensive income/(loss) for the year, net of tax		620	573	(394)

Total comprehensive income for the year from continuing operations		2,388	2,404	1,167
Total comprehensive income for the year from discontinued operations	9	6,026	763	450

Total comprehensive income for the year		8,414	3,167	1,617

Attributable to:
Equity shareholders of the parent
From continuing operations		2,389	2,403	1,176
From discontinued operations		6,026	761	448

		8,415	3,164	1,624

Non-controlling interests
From continuing operations		(1)	1	(9)
From discontinued operations		–	2	2

		(1)	3	(7)

1.   Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation. Further information is provided in note 2.

   Unaudited commentary on consolidated statement of comprehensive income

The consolidated statement of comprehensive income records certain items as prescribed by the accounting rules. For us, the majority of the income or expense included here relates to movements in actuarial assumptions on defined benefit pension schemes and the associated tax impact. These items are not part of profit for the year, yet are important to allow the reader to gain a more comprehensive picture of our performance as a whole.

Remeasurement gains/(losses) of pension assets and post-retirement benefit obligations

We had a net gain after tax of £146 million (2015/16: net gain of £315 million; 2014/15: net loss of £462 million) on our pension and other post-retirement benefit schemes which is due to changes in key assumptions made in the valuation calculation of pension liabilities and differences between the expected and actual pension asset returns.

Exchange adjustments

Adjustments are made when we translate the results and net assets of our companies operating outside the UK, as well as debt and derivative transactions designated as a net investment hedge of our foreign currency operations. The net movement for the year resulted in a gain of £346 million (2015/16: £69 million gain; 2014/15: £175 million gain).

Net gains/(losses) in respect of cash flow hedges

The value of derivatives held to hedge cash flows is impacted by changes in expected interest rates and exchange rates. The net gain for the year was £70 million (2015/16: £88 million gain; 2014/15: £86 million loss).

86	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

Consolidated statement of changes in equity

for the years ended 31 March

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves[1] £m	Total shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 April 2014	439	1,336	14,895	(4,759)	11,911	8	11,919
Profit/(loss) for the year	–	–	2,019	–	2,019	(8)	2,011
Other comprehensive (loss)/income for the year	–	–	(472)	77	(395)	1	(394)
Total comprehensive income/(loss) for the year	–	–	1,547	77	1,624	(7)	1,617
Equity dividends	–	–	(1,271)	–	(1,271)	–	(1,271)
Scrip dividend related share issue[2]	4	(5)	–	–	(1)	–	(1)
Purchase of treasury shares	–	–	(338)	–	(338)	–	(338)
Issue of treasury shares	–	–	23	–	23	–	23
Purchase of own shares	–	–	(7)	–	(7)	–	(7)
Other movements in non-controlling interests	–	–	(3)	–	(3)	11	8
Share-based payments	–	–	20	–	20	–	20
Tax on share-based payments	–	–	4	–	4	–	4
At 31 March 2015	443	1,331	14,870	(4,682)	11,962	12	11,974
Profit for the year	–	–	2,591	–	2,591	3	2,594
Other comprehensive income for the year	–	–	414	159	573	–	573
Total comprehensive income for the year	–	–	3,005	159	3,164	3	3,167
Equity dividends	–	–	(1,337)	–	(1,337)	–	(1,337)
Scrip dividend related share issue[2]	4	(5)	–	–	(1)	–	(1)
Purchase of treasury shares	–	–	(267)	–	(267)	–	(267)
Issue of treasury shares	–	–	16	–	16	–	16
Purchase of own shares	–	–	(6)	–	(6)	–	(6)
Other movements in non-controlling interests	–	–	–	–	–	(5)	(5)
Share-based payments	–	–	22	–	22	–	22
Tax on share-based payments	–	–	2	–	2	–	2
At 31 March 2016	447	1,326	16,305	(4,523)	13,555	10	13,565
Profit/(loss) for the year	–	–	7,795	–	7,795	(1)	7,794
Other comprehensive income for the year	–	–	84	536	620	–	620
Total comprehensive income/(loss) for the year	–	–	7,879	536	8,415	(1)	8,414
Equity dividends	–	–	(1,463)	–	(1,463)	–	(1,463)
Scrip dividend related share issue[2]	2	(2)	–	–	–	–	–
Purchase of treasury shares	–	–	(189)	–	(189)	–	(189)
Issue of treasury shares	–	–	18	–	18	–	18
Purchase of own shares	–	–	(6)	–	(6)	–	(6)
Other movements in non-controlling interests	–	–	–	–	–	7	7
Share-based payments	–	–	35	–	35	–	35
Tax on share-based payments	–	–	3	–	3	–	3
At 31 March 2017	449	1,324	22,582	(3,987)	20,368	16	20,384

1.  For further details of other equity reserves, see note 26.

2.  Included within share premium account are costs associated with scrip dividends.

Unaudited commentary on consolidated statement of changes in equity

The consolidated statement of changes in equity shows additions and reductions to equity. For us, the main items are profit earned and dividends paid in the year.

Dividends

The Directors are proposing a final dividend of 29.10 pence per share, bringing the total dividend for the year to 44.27 pence per share, a 2.1% increase on 2015/16. The Directors intend to target increasing the annual dividend per share by at least the rate of RPI inflation for the foreseeable future.

Special dividend

Following completion of the sale of the majority interest in UK Gas Distribution, on 19 April 2017, the Directors approved a special interim dividend of 84.375 pence per existing ordinary share ($5.4224 per existing American Depositary Share).

National Grid Annual Report and Accounts 2016/17	Financial Statements	87

Consolidated statement of financial position

as at 31 March

	Notes	2017 £m	2016 £m

Non-current assets
Goodwill	10	6,096	5,315
Other intangible assets	11	923	887
Property, plant and equipment	12	39,825	43,364
Other non-current assets	13	121	82
Pension assets	23	603	410
Financial and other investments	14	1,100	482
Investments in joint ventures and associates	15	2,083	397
Derivative financial assets	16	1,515	1,685

Total non-current assets		52,266	52,622

Current assets
Inventories and current intangible assets	17	403	437
Trade and other receivables	18	2,782	2,395
Current tax assets		317	77
Financial and other investments	14	8,741	2,998
Derivative financial assets	16	192	278
Cash and cash equivalents	19	1,139	127

Total current assets		13,574	6,312

Total assets		65,840	58,934

Current liabilities
Borrowings	20	(5,496)	(3,611)
Derivative financial liabilities	16	(1,054)	(337)
Trade and other payables	21	(3,438)	(3,285)
Current tax liabilities		(107)	(252)
Provisions	24	(416)	(236)

Total current liabilities		(10,511)	(7,721)

Non-current liabilities
Borrowings	20	(23,142)	(24,733)
Derivative financial liabilities	16	(1,169)	(1,732)
Other non-current liabilities	22	(1,447)	(2,071)
Deferred tax liabilities	6	(4,479)	(4,634)
Pensions and other post-retirement benefit obligations	23	(2,536)	(2,995)
Provisions	24	(2,172)	(1,483)

Total non-current liabilities		(34,945)	(37,648)

Total liabilities		(45,456)	(45,369)

Net assets		20,384	13,565

Equity
Share capital	25	449	447
Share premium account		1,324	1,326
Retained earnings		22,582	16,305
Other equity reserves	26	(3,987)	(4,523)

Total shareholders’ equity		20,368	13,555
Non-controlling interests		16	10

Total equity		20,384	13,565

The consolidated financial statements set out on pages 84 to 165 were approved by the Board of Directors on 17 May 2017 and were signed on its behalf by:

Sir Peter Gershon Chairman

Andrew Bonfield Finance Director

National Grid plc

Registered number: 4031152

88	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

  Unaudited commentary on consolidated statement of financial position

The consolidated statement of financial position shows all of the Group’s assets and liabilities at the year end. As a capital-intensive business, we have significant amounts of physical assets and corresponding borrowings.

As at 31 March 2017, the Group’s statement of financial position no longer includes the assets and liabilities of UK Gas Distribution (see note 9). The disposal of these assets and liabilities is referred to as ‘disposals’ in the commentaries below.

Goodwill and other intangible assets

Goodwill and intangibles increased by £817 million to £7,019 million as at 31 March 2017. This increase primarily relates to foreign exchange movements of £843 million and software additions of £234 million, partially offset by software amortisation of £164 million and disposals of £89 million.

Property, plant and equipment

Property, plant and equipment decreased by £3,539 million to £39,825 million as at 31 March 2017. This was principally due to capital expenditure of £4,089 million on the renewal and extension of our regulated networks and foreign exchange movements of £2,669 million, offset by depreciation of £1,535 million in the year and disposals of £8,700 million. See page 22 for further details of our capital expenditure.

Investments and other non-current assets

Investments in joint ventures and associates, financial and other investments and other non-current assets have increased by £2,343 million to £3,304 million. This is primarily due to our 39% retained interest in UK Gas Distribution of £1,611 million (classified as an associate) and the related shareholder loan of £429 million, an increase in investments in joint ventures of £137 million, together with an increase in other investments of £95 million and foreign exchange movements of £115 million, offset by disposals of £44 million.

Inventories and current intangible assets, trade and other receivables and current tax assets

Inventories and current intangible assets, and trade and other receivables and current tax assets have increased by £593 million to £3,502 million as at 31 March 2017. This is primarily due to a net increase in trade and other receivables of £617 million (including a foreign exchange movement of £252 million) less disposals of £230 million and a £240 million increase in tax receivables. The increase in trade and other receivables reflects the colder winter, higher gas costs and BSIS cost recoveries. This is partly offset by a decrease in inventories and current intangible assets of £34 million.

Trade and other payables

Trade and other payables have increased by £153 million to £3,438 million, primarily due to a foreign exchange impact of £220 million and movements in the US related to colder weather and increased level of accruals offset by disposals of £423 million.

Current tax balances

Net current tax liability has changed by £385 million to a net current tax asset of £210 million. This is primarily due to a number of prior year settlements, reclassification from deferred tax of US net operating losses to offset against US current tax liabilities and cash payments exceeding tax liabilities following the additional costs incurred in relation to the disposal of the UK Gas Distribution business.

Deferred tax balances

Deferred tax balances have decreased by £155 million to £4,479 million as at 31 March 2017. This is primarily due to the disposal of the UK Gas Distribution business offset by the deferred tax charge on actuarial gains in reserves and foreign exchange movements.

Provisions and other non-current liabilities

Provisions (both current and non-current) and other non-current liabilities increased by £245 million to £4,035 million as at 31 March 2017.

Total provisions increased by £869 million in the year. The underlying movements include additions of £633 million, primarily relating to an exceptional increase to the provision for estimated environmental restoration and remediation costs and other increases of £382 million as shown in note 24, together with foreign exchange movements of £188 million, offset by utilisation of £227 million in relation to all classes of provisions and disposals of £94 million. Other non-current liabilities reduced, principally due to £910 million of deferred income within UK Gas Distribution.

Net debt

Net debt is the aggregate of cash and cash equivalents, current financial and other investments, borrowings, and derivative financial assets and liabilities. See further analysis with the consolidated cash flow statement on page 90.

Net pension and other post-retirement obligations

A summary of the total UK and US assets and liabilities and the overall net IAS 19 (revised) accounting deficit is shown below:

Net plan liability	UK £m	US £m	Total £m

As at 1 April 2016	(15)	(2,570)	(2,585)
Exchange movements	–	(345)	(345)
Current service cost	(76)	(156)	(232)
Net interest cost	–	(105)	(105)
Curtailments and other	(18)	(35)	(53)
Disposal of UK Gas Distribution	(34)	–	(34)
Actuarial gains/(losses)
– on plan assets	2,890	444	3,334
– on plan liabilities	(3,431)	445	(2,986)
Employer contributions	528	545	1,073

As at 31 March 2017	(156)	(1,777)	(1,933)

Represented by:
Plan assets	15,489	8,886	24,375
Plan liabilities	(15,645)	(10,663)	(26,308)

	(156)	(1,777)	(1,933)

The principal movements in net obligations during the year include net actuarial gains of £348 million and employer contributions of £1,073 million. Net actuarial gains include gains of £3,334 million arising on plan assets resulting from actual asset returns being greater than assumed returns which is based upon the discount rate at the start of the year. This is partially offset by actuarial losses on plan liabilities of £2,986 million arising as a consequence of a decrease in the real discount rate giving an actuarial loss of £3,431 million in the UK and an increase in the nominal discount rate resulting in actuarial gains of £445 million in the US.

Further information on our pension and other post-retirement obligations can be found in note 23 to the consolidated financial statements.

Off balance sheet items

There were no significant off balance sheet items other than the contractual obligations shown in note 30(b) to the consolidated financial statements, and the commitments and contingencies discussed in note 28.

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

National Grid Annual Report and Accounts 2016/17	Financial Statements	89

Consolidated cash flow statement

for the years ended 31 March

	Notes	2017 £m	2016 Re-presented £m [1]	2015 Re-presented £m [1]
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	3,208	3,225	2,951
Adjustments for:
Exceptional items and remeasurements	4	565	(11)	83
Depreciation, amortisation and impairment		1,481	1,311	1,202
Share-based payments charge		32	21	18
Gain on exchange of associate for available-for-sale investment		–	(49)	–
Changes in working capital		151	416	311
Changes in provisions		(181)	(58)	(41)
Changes in pensions and other post-retirement benefit obligations		(768)	(293)	(235)
Cash flows relating to exceptional items		(36)	(40)	(17)
Cash generated from operations – continuing operations		4,452	4,522	4,272
Tax paid		(132)	(230)	(251)
Net cash inflows from operating activities – continuing operations		4,320	4,292	4,021
Net cash inflows from operating activities – discontinued operations		909	1,076	986
Cash flows from investing activities
Acquisition of investments		(137)	(116)	–
Proceeds from sale of investments in subsidiaries		5,454	–	–
Purchases of intangible assets		(223)	(196)	(171)
Purchases of property, plant and equipment		(3,296)	(2,855)	(2,578)
Disposals of property, plant and equipment		18	4	9
Dividends received from joint ventures and associates		99	72	79
Interest received		51	23	37
Net movements in short-term financial investments[2]		(5,600)	(391)	1,157
Net cash flow used in investing activities – continuing operations		(3,634)	(3,459)	(1,467)
Net cash flow used in investing activities – discontinued operations		(680)	(577)	(534)
Cash flows from financing activities
Purchase of treasury shares		(189)	(267)	(338)
Proceeds from issue of treasury shares		18	16	23
Purchase of own shares		(6)	(6)	(7)
Proceeds received from loans		2,463	2,726	1,534
Repayment of loans		(1,616)	(896)	(2,839)
Net movements in short-term borrowings and derivatives		90	(730)	623
Interest paid		(839)	(711)	(700)
Exceptional finance costs on the redemption of debt		–	–	(152)
Dividends paid to shareholders		(1,463)	(1,337)	(1,271)
Net cash flow used in financing activities – continuing operations		(1,542)	(1,205)	(3,127)
Net cash flow from/(used in) financing activities – discontinued operations[3]		1,611	(123)	(126)
Net increase/(decrease) in cash and cash equivalents	27(a)	984	4	(247)
Disposal of bank overdraft in UK Gas Distribution		15	–	–
Exchange movements		16	4	24
Net cash and cash equivalents at start of year		124	116	339
Net cash and cash equivalents at end of year[4]	19	1,139	124	116

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation. Further information is provided in note 2.
2.	Includes the impact of proceeds from the sale of UK Gas Distribution being transferred to short-term financial investments on 31 March 2017.
3.	Included within net cash flows used in financing activities – discontinued operations are cash flows relating to the liability management programme, comprising £4.8 billion of debt issued and term debt raised, offset by £3.2 billion in respect of bond buybacks.
4.	Net of bank overdrafts of £nil (2016: £3 million; 2015: £3 million).

90	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

  Unaudited commentary on the consolidated cash flow statement

The consolidated cash flow statement shows how the cash balance has moved during the year. Cash inflows and outflows are presented to allow users to understand how they relate to the day-to-day operations of the business (Operating activities); the money that has been spent or earned on assets in the year, including acquisitions of physical assets or other businesses and the disposal of UK Gas Distribution (Investing activities); and the cash raised from debt, share issues or share buybacks, restructuring of borrowings for the disposal of UK Gas Distribution and other loan borrowings or repayments (Financing activities).

Reconciliation of cash flow to net debt

	2017	2016
	£m	£m
Cash generated from continuing operations	4,452	4,522
Cash generated from discontinued operations	987	1,138
	5,439	5,660
Net capital investment – continuing operations	(3,638)	(3,163)
Net capital investment – discontinued operations	(605)	(577)
	(4,243)	(3,740)
Business net cash flow	1,196	1,920
Net interest paid – continuing operations	(788)	(688)
Net interest paid – discontinued operations	(1,167)	(123)
	(1,955)	(811)
Tax paid – continuing operations	(132)	(230)
Tax paid – discontinued operations	(78)	(62)
	(210)	(292)
Dividends paid	(1,463)	(1,337)
Disposal of UK Gas Distribution	11,344	–
Other cash movements	(79)	(185)
Non-cash movements	(2,782)	(705)
Decrease/(increase) in net debt	6,051	(1,410)
Opening net debt	(25,325)	(23,915)
Closing net debt	(19,274)	(25,325)

Cash generated from operations (Total)

Cash generated from operations (£m)

Cash flows from our operations are largely stable when viewed over the longer term. Our electricity and gas transmission operations in the UK are subject to multi-year rate agreements with regulators. In the UK, we have largely stable cash flows. However, in the US our short-term cash flows are dependent on the price of gas and electricity and the timing of customer payments. The regulatory mechanisms for recovering costs from customers can result in significant cash flow swings from year to year. Changes in volumes in the US, for example as a consequence of abnormally mild or extreme weather can affect revenues, and hence cash flows, particularly in the winter months.

For the year ended 31 March 2017, cash flow from continuing operations decreased by £70 million to £4,452 million. Cash inflows due to changes in working capital decreased by £265 million over the prior year, principally in the US due to the collection of high winter 2015 billings last year. The outflow of £768 million from changes in pensions and other post-retirement obligations was £475 million higher than 2015/16 due to higher levels of contributions into the UK and US schemes.

Cash flow from discontinued operations decreased by £151 million to £987 million mainly due to £139 million of exceptional transaction costs incurred in relation to the disposal of the UK Gas Distribution business.

Net capital investment

Net capital investment for continuing operations in the year of £3,638 million was £475 million higher than the prior year. This was a result of higher spend in our US Regulated business and favourable exchange rates of £280 million, partially offset by lower spend in UK Electricity Transmission. Further details of our capital investment can be seen on page 22. Net capital investment for discontinued operations of £605 million was £28 million higher than 2015/16.

Net interest paid (including exceptional interest)

Net interest paid for continuing operations was £788 million, £100 million higher than 2015/16 primarily due to the impact of exchange rates on our US dollar denominated finance costs. Net interest paid and exceptional finance costs for discontinued operations in 2016/17 were £1,167 million, £1,044 million higher than 2015/16 primarily due to £1,052 million of debt buyback costs incurred as part of the Group’s liability management programme in relation to the disposal of the UK Gas Distribution business.

Tax paid

Tax paid for continuing operations in the year to 31 March 2017 was £132 million, £98 million lower than the prior year. This was primarily due to lower taxable profits as a result of costs incurred in relation to the disposal of the UK Gas Distribution business.

Dividends paid

Dividends paid in the year ended 31 March 2017 amounted to £1,463 million. This was £126 million higher than 2015/16, reflecting the increase in the final dividend paid in August 2016, together with a lower average scrip dividend take-up in the year.

Disposal of UK Gas Distribution

This reflects the cash proceeds received of £5,454 million and the £5,890 million of net debt deconsolidated on disposal of UK Gas Distribution (see note 27).

Other cash movements

Other cash flows principally arise from movements in treasury shares, including the cost of repurchasing shares as part of the scrip buyback programme of £189 million (2015/16: £267 million), partly offset by dividends from joint ventures and associates of £99 million, £27 million higher than 2015/16.

Non-cash movements

The non-cash movements are predominantly due to the strengthening of the US dollar against sterling, resulting in movements in foreign exchange arising on net debt held in US dollars. In the year, the dollar strengthened from $1.44 at 31 March 2016 to $1.25 at 31 March 2017. Other non-cash movements primarily arise from changes in fair values of financial assets and liabilities and interest accretions and accruals.

Net debt

Net debt at 31 March (£m)

National Grid Annual Report and Accounts 2016/17	Financial Statements	91

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

This section also shows areas of judgement and key sources of estimation uncertainty in these financial statements. In addition, we summarise new EU endorsed accounting standards, amendments and interpretations and whether these are effective in 2018 or later years, explaining how significant changes are expected to affect our reported results.

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

These consolidated financial statements were approved for issue by the Board on 17 May 2017.

These consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations as issued by the IASB and IFRS as adopted by the EU. They are prepared on the basis of all IFRS accounting standards and interpretations that are mandatory for periods ended 31 March 2017 and in accordance with the Companies Act 2006 applicable to companies reporting under IFRS and Article 4 of the EU IAS Regulation. The comparative financial information has also been prepared on this basis.

The consolidated financial statements have been prepared on a historical cost basis, except for the recording of pension assets and liabilities, the revaluation of derivative financial instruments and certain commodity contracts and investments classified as available-for-sale.

These consolidated financial statements are presented in pounds sterling, which is also the functional currency of the Company.

The financial information relating to prior years has been re-presented as a result of the disposal of the UK Gas Distribution business, as described in C below. The notes to the financial statements have been prepared on a continuing basis unless otherwise stated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period (see accounting policy E).

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

The results of subsidiaries (other than relating to UK Gas Distribution as described in C below), joint ventures and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Acquisitions are accounted for using the acquisition method, where the purchase price is allocated to the identifiable assets acquired and liabilities assumed on a fair value basis and the remainder recognised as goodwill.

C. Disposal of UK Gas Distribution

As described further in note 9, on 8 December 2016, the Group entered into a sale and purchase agreement to dispose of a 61% controlling stake in the UK Gas Distribution business. The disposal completed on 31 March 2017 and the Group has retained a 39% interest in the business. As a result all assets and liabilities of UK Gas Distribution were deemed to be disposed and a 39% interest reacquired. The 39% retained interest is classified as an associate on the basis that the Group retains significant influence over the business through its retained stake. The Group has the ability to appoint 4 of the 12 directors to the Board of Quadgas HoldCo Limited.

In addition, the Group entered into a ‘Further Acquisition Agreement’ over a further 14% interest. Refer to note 9 for further details.

The Group classified UK Gas Distribution as held for sale as of 8 December 2016, when it became highly probable that the value of the business to the Group would be recovered through sale rather than continuing ownership. As UK Gas Distribution represents a separate major line of business, the business is classified as a discontinued operation in the consolidated income statement. This has resulted in the re-presentation of comparative financial information in the consolidated income statement and the consolidated statement of comprehensive income, as well as earnings per share (EPS) split between continuing and discontinued operations.

92	National Grid Annual Report and Accounts 2016/17	Financial Statements

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

Gains and losses arising on the retranslation of monetary assets and liabilities are included in the income statement, except where the adoption of hedge accounting requires inclusion in other comprehensive income – note 16.

On consolidation, the assets and liabilities of operations that have a functional currency different from the Company’s functional currency of pounds sterling, principally our US operations that have a functional currency of US dollars, are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period where these do not differ materially from rates at the date of the transaction. Exchange differences arising are classified as equity and transferred to the consolidated translation reserve within other equity reserves – note 26.

E. Areas of judgement and key sources of estimation uncertainty

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Information about such judgements and estimations is contained in the notes to the financial statements, and the key areas are summarised below.

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are as follows:

●	Concerning the sale of UK Gas Distribution – note 9:
●	the date from which the business was classified as held for sale;
●	the classification of the retained interest in the business, and the fair value attributable to it;
●	the accounting implications of the Further Acquisition Agreement (FAA) and the embedded put/call options;
●	the allocation of financing costs between the continuing Group and discontinued operations; and
●	the identification and classification of costs associated with the disposal.
●	Categorisation of certain items as exceptional items and the definition of adjusted earnings – notes 4 and 7;
●	Energy purchase contracts as being for normal purchase, sale or usage – note 28; and
●	Recognition of surpluses in respect of defined benefit pension schemes – note 23.

IFRS provides certain options available within accounting standards. Choices we have made, and continue to make, include the following:

●	Presentational formats: we use the nature of expense method for our income statement and aggregate our statement of financial position to net assets and total equity. In the income statement, we present subtotals of total operating profit, profit before tax and profit from continuing operations, together with additional subtotals excluding exceptional items and remeasurements. Exceptional items and remeasurements are presented separately on the face of the income statement.
●	Customer contributions: contributions received prior to 1 July 2009 towards capital expenditure are recorded as deferred income and amortised in line with the depreciation on the associated asset.
●	Financial instruments: we normally opt to apply hedge accounting in most circumstances where this is permitted. For net investment hedges, we have chosen to use the spot rate method, rather than the alternative forward rate method.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

●	review of residual lives, carrying values and impairment charges for other intangible assets and property, plant and equipment – notes 11 and 12;
●	estimation of liabilities for pensions and other post-retirement benefits – note 23;
●	valuation of financial instruments and derivatives – notes 16 and 30; and
●	environmental and decommissioning provisions – note 24.

Concerning the sale of UK Gas Distribution, the principal estimate concerns the fair value of the retained interest, which is described further in note 9.

In order to illustrate the impact that changes in assumptions could have on our results and financial position, we have included sensitivity analyses in note 33.

New IFRS accounting standards effective for the year ended 31 March 2017

The Group has adopted the following amendments to standards:

●	Annual improvements to IFRSs 2012-2014 Cycle;
●	Amendments to IFRS 11 ‘Joint Arrangements’;
●	Amendments to IAS 1 ‘Presentation of Financial Statements’;
●	Amendments to IAS 16 ‘Property, Plant and Equipment’; and
●	Amendments to IAS 38 ‘Intangible Assets’.

The adoption of these amendments has had no material impact on the Group’s results or financial statement disclosures.

National Grid Annual Report and Accounts 2016/17	Financial Statements	93

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

1. Basis of preparation and recent accounting developments continued

New IFRS accounting standards and interpretations not yet adopted

The Group enters into a significant number of transactions that fall within the scope of IFRS 9 ‘Financial Instruments’, IFRS 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’. We are assessing the likely impact of these standards on the Group’s financial statements.

i) IFRS 9 ‘Financial Instruments’

IFRS 9 ‘Financial Instruments’ (IFRS 9) is effective for National Grid in the year ending 31 March 2019. The changes to IFRS 9 principally impact the accounting for the classification of financial instruments, impairment of financial instruments and hedge accounting. The key change influences the future assessment of impairments using an ‘expected loss’ method rather than the current ‘incurred loss’ method; this will result in impairments typically being recorded earlier.

To date we have not identified any significant changes to the accounting for financial liabilities, the impact on accounting for financial assets and derivatives is anticipated to be limited.

We are currently evaluating the impact of the hedge accounting guidance in the new standard. It is possible that changes in requirements will allow the opportunity to apply hedge accounting in a wider range of scenarios.

ii) IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 ‘Revenue from Contracts with Customers’ (IFRS 15) is effective for National Grid in the year ending 31 March 2019. The new standard provides enhanced detail and a five step revenue recognition approach to reflect the transfer of goods and services to customers.

The core principle of IFRS 15 is that an entity recognises revenue related to the transfer of promised goods or services when control of the goods or services passes to customers. The amount of revenue recognised should reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

This differs from the principle under the current revenue standard that requires an assessment of when risks and rewards of goods and services are transferred rather than control of those goods or services.

Detailed reviews of revenue arrangements in the UK and US are under way and will continue into 2017/18 as we finalise our assessment of the impact of the new standard. Based on work to date we have identified four key areas that require further analysis to determine the impact on the Group:

●	whether we act as principal or as agent for revenues collected on behalf of the Scottish and Offshore transmission operators. This is a gross versus net presentational issue that does not have an impact on earnings;
●	the timing of recognition of customer contributions for connections in the UK and US. In our electricity business in the UK we currently recognise customer contributions over time as we have an ongoing licence condition to maintain that connection over its life. In our gas business in the UK, we recognise customer contributions when the connection is completed (the licence conditions do not require connections to be maintained over the life of the connection and therefore do not have deferred revenue for connections). In the US, revenue for customer contributions is recognised once work on connections is completed. IFRS 15 requires revenue to be recognised as control over the distinct and separable service is transferred to our customers. We are assessing whether this has an impact on the timing of our revenue recognition;
●	the timing of recognition of revenue in our metering business; and
●	accounting for certain trade receivables in the US where there is historical evidence of irrecoverability.

We plan to apply IFRS 15 using the modified retrospective approach, whereby comparatives will not be restated on adoption of the new standard but instead a cumulative adjustment will be reflected in retained earnings.

iii) IFRS 16 ‘Leases’

IFRS 16 ‘Leases’ (IFRS 16) is effective for National Grid in the year ending 31 March 2020, subject to EU endorsement. The Group enters into a significant number of operating lease transactions as well as certain power purchase arrangements. Under IFRS 16, our operating leases will be accounted for on the balance sheet as ‘right-of-use’ assets. This treatment will increase both our assets and liabilities and subsequently, an increase to finance costs and depreciation and a reduction in rental costs. The outcome of our conclusions will have an impact on how we account for our operating leases and power purchase arrangements. We are also performing an assessment of our revenue and service contracts to determine whether we have the right to use assets under those contracts and whether they fall within the scope of IFRS 16. We plan to apply IFRS 16 using the modified retrospective approach, whereby comparatives will not be restated on adoption of the new standard but instead a cumulative adjustment will be reflected in retained earnings.

iv) Other

In addition, the following new accounting standards and amendments to existing standards have been issued but are not yet effective or have not yet been endorsed by the EU:

●	Amendments to IAS 12 ‘Income Taxes’;
●	Amendments to IFRS 2 ‘Share Based Payments’;
●	Amendments to IAS 7 ‘Statement of Cash Flows’;
●	Annual Improvements to IFRS Standards 2014-2016 Cycle;
●	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’;
●	Amendments to IAS 40 ‘Investment Property’.

Effective dates remain subject to the EU endorsement process.

The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact. The Group has not early adopted any other standard, amendment or interpretation that was issued but is not yet effective.

94	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

2. Segmental analysis

This note sets out the financial performance for the year split into the different parts of the business (operating segments). We monitor and manage the performance of these operating segments on a day-to-day basis.

Our strategy in action

We own a portfolio of businesses that range from businesses with high levels of investment and growth (such as UK Electricity Transmission) to cash generative developed assets with lower investment requirements (such as National Grid Metering, included within Other activities).

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

Where revenue exceeds the maximum amount permitted by a regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment relates to the provision of future services. Similarly no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. As part of our regulatory agreements we are entitled to recover certain costs directly from customers (pass-through costs). These amounts are included in the overall calculation of revenue as stipulated by regulatory agreements and explained further on pages 174 to 179.

We present revenue and the results of the business analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board of Directors is National Grid’s chief operating decision-making body (as defined by IFRS 8 ‘Operating Segments’) and assesses the earnings performance of operations on the basis of operating profit before exceptional items and remeasurements (see note 4).

There has been no change to the way in which our businesses have reported internally during the year. However, for the purposes of this note, the reporting structure for the year ended 31 March 2017 has been updated to show the UK Gas Distribution segment within discontinued operations together with the results of our interest in Xoserve Limited, which was previously included within Other activities. Discontinued operations are solely within the UK geographical area. National Grid Ventures formed on 1 April 2017 and the impact of this change will be reflected in 2017/18.

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

(a) Revenue

	2017			2016 Re-presented[1]			2015 Re-presented[1]
	Total sales	Sales between segments	Sales to third parties	Total sales	Sales between segments	Sales to third parties	Total sales	Sales between segments	Sales to third parties
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	4,439	(29)	4,410	3,977	(20)	3,957	3,754	(12)	3,742
UK Gas Transmission	1,080	(99)	981	1,047	(109)	938	1,022	(107)	915
US Regulated	8,931	–	8,931	7,493	–	7,493	7,986	–	7,986
Other activities	713	–	713	824	–	824	714	–	714
Total from continuing operations	15,163	(128)	15,035	13,341	(129)	13,212	13,476	(119)	13,357
Discontinued operations – UK geographical area (note 9)	1,902	(15)	1,887	1,949	(46)	1,903	1,886	(42)	1,844
	17,065	(143)	16,922	15,290	(175)	15,115	15,362	(161)	15,201
Split by geographical areas – continuing operations:
UK			6,064			5,619			5,347
US			8,971			7,593			8,010
			15,035			13,212			13,357

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

National Grid Annual Report and Accounts 2016/17	Financial Statements	95

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

2. Segmental analysis continued

(b) Operating profit

A reconciliation of the operating segments’ measure of profit to total profit before tax is provided below. Further details of the exceptional items and remeasurements are provided in note 4.

				Before exceptional items and remeasurements			After exceptional items and remeasurements
				2017	2016 Re-presented[1]	2015 Re-presented[1]	2017	2016 Re-presented[1]	2015 Re-presented[1]
				£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission				1,372	1,173	1,237	1,361	1,173	1,237
UK Gas Transmission				511	486	437	507	486	437
US Regulated				1,713	1,185	1,164	1,278	1,196	1,081
Other activities				177	370	196	62	370	196
Total from continuing operations				3,773	3,214	3,034	3,208	3,225	2,951
Discontinued operations – UK geographical area (note 9)				894	882	829	894	860	829
Segment result				4,667	4,096	3,863	4,102	4,085	3,780
Split by geographical area – continuing operations:
UK				2,118	2,007	1,991	1,988	2,007	1,991
US				1,655	1,207	1,043	1,220	1,218	960
				3,773	3,214	3,034	3,208	3,225	2,951
Reconciliation to profit before tax:
Operating profit from continuing operations				3,773	3,214	3,034	3,208	3,225	2,951
Finance income				53	22	36	53	22	36
Finance costs				(1,082)	(878)	(908)	(1,140)	(977)	(1,073)
Share of post-tax results of joint ventures and associates				63	59	46	63	59	46
Profit before tax from continuing operations				2,807	2,417	2,208	2,184	2,329	1,960
Profit before tax from discontinued operations (note 9)				748	725	668	742	703	668
				3,555	3,142	2,876	2,926	3,032	2,628
1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation. (c) Capital expenditure
	Net book value of property, plant and equipment and other intangible assets			Capital expenditure			Depreciation and amortisation
	2017	2016 Re-presented[1]	2015 Re-presented[1]	2017	2016 Re-presented[1]	2015 Re-presented[1]	2017	2016 Re-presented[1]	2015 Re-presented[1]

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	12,515	11,907	11,276	1,027	1,084	1,074	(421)	(390)	(376)
UK Gas Transmission	4,165	4,140	4,132	214	186	184	(186)	(178)	(172)
US Regulated	21,638	17,490	15,664	2,247	1,856	1,501	(642)	(535)	(452)
Other activities	2,430	2,291	2,290	247	201	199	(232)	(208)	(190)
Total from continuing operations	40,748	35,828	33,362	3,735	3,327	2,958	(1,481)	(1,311)	(1,190)
Discontinued operations
– UK geographical area	–	8,423	8,163	588	566	512	(217)	(303)	(292)
	40,748	44,251	41,525	4,323	3,893	3,470	(1,698)	(1,614)	(1,482)
Split by geographical area
– continuing operations:
UK	18,102	17,491	16,910	1,357	1,386	1,352	(753)	(715)	(691)
US	22,646	18,337	16,452	2,378	1,941	1,606	(728)	(596)	(499)
	40,748	35,828	33,362	3,735	3,327	2,958	(1,481)	(1,311)	(1,190)
Asset type:
Property, plant and equipment	39,825	35,074	32,713	3,507	3,130	2,786	(1,348)	(1,207)	(1,115)
Non-current intangible assets	923	754	649	228	197	172	(133)	(104)	(75)
Total from continuing operations	40,748	35,828	33,362	3,735	3,327	2,958	(1,481)	(1,311)	(1,190)
Discontinued operations	–	8,423	8,163	588	566	512	(217)	(303)	(292)
	40,748	44,251	41,525	4,323	3,893	3,470	(1,698)	(1,614)	(1,482)

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

Total non-current assets other than financial instruments and pension assets located in the UK and US were £20,045 million and £29,003 million respectively as at 31 March 2017 (31 March 2016: UK £26,261 million, US £23,784 million; 31 March 2015: UK £25,278 million, US £21,790 million).

96	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

  Unaudited commentary on the results of our principal operations by segment – continuing operations

As a business, we have three measures of operating profit (from continuing operations) that are used on a regular basis and disclosed in this Annual Report. The disposal of UK Gas Distribution is analysed separately in note 9.

Statutory operating profit: This is operating profit as calculated under International Financial Reporting Standards (IFRS). Statutory operating profit by segment is shown in note 2 on page 96.

Adjusted operating profit: Adjusted operating profit (business performance) excludes items that if included could distort understanding of our performance for the year and the comparability between periods. Further details of items that are excluded in adjusted operating profit are shown in note 4 on page 101.

Regulated financial performance: This is particularly relevant for our UK operations and is a measure of operating profit that reflects the impact of the businesses’ regulatory arrangements when presenting financial performance.

Reconciliations between statutory and adjusted operating profit can be found on page 194. Reconciliations between adjusted operating profit and regulated financial performance for UK Electricity Transmission and UK Gas Transmission can be found on page 98.

Commentary on segmental adjusted operating profit results – continuing operations

We have summarised the results of our principal operating segments here by segment to provide direct reference to the results as disclosed in note 2. This analysis has been prepared based on adjusted operating profit (operating profit before exceptional items and remeasurements) as set out in note 2(b).

UK Electricity Transmission

For the year ended 31 March 2017, revenue in the UK Electricity Transmission segment increased by £462 million to £4,439 million and adjusted operating profit increased by £199 million to £1,372 million.

The revenue growth of £462 million principally reflected the recovery of higher pass-through costs such as system balancing costs, increased regulated revenue allowances and the impact of higher volumes. Net revenue after deducting pass-through costs was £199 million higher. Regulated controllable costs were £25 million lower reflecting reduced environmental costs. Depreciation and amortisation was £31 million higher, reflecting the continued capital investment programme. Other costs were £6 million lower than prior year including lower asset disposal costs.

Capital expenditure decreased by £57 million compared with last year to £1,027 million.

UK Gas Transmission

Revenue in the UK Gas Transmission segment increased by £33 million to £1,080 million and adjusted operating profit increased by £25 million to £511 million.

After deducting pass-through costs, net revenue was £31 million higher than prior year, including increased regulated revenue allowances in the year and higher volumes than expected, partly offset by lower LNG storage revenues following a site closure. Regulated controllable costs were £2 million higher than last year, with lower LNG storage costs offset by costs resulting from an increase in the number of employees to support higher levels of asset health investment. Depreciation and amortisation costs were £8 million higher, reflecting ongoing investment. Other operating costs were £4 million lower than last year.

Capital expenditure increased to £214 million, £28 million higher than last year.

US Regulated

Revenue in our US Regulated business increased by £1,438 million to £8,931 million and adjusted operating profit increased by £528 million to £1,713 million.

The stronger US dollar increased revenue and operating profit in the year by £1,160 million and £184 million respectively. Excluding the impact of foreign exchange rate movements, revenue increased by £278 million. Increased revenue allowances under new rate cases, the benefit of capex trackers and over-recovery of allowed revenues due to cold weather were partly offset by lower commodity cost recoveries. Overall pass-through costs reduced by £231 million (excluding the impact of foreign exchange) resulting in an increase in net regulated revenue of £509 million at constant currency. Regulated controllable costs increased by £152 million at constant currency, partly as a result of increased information systems costs, write-offs of prior years’ capital costs and higher costs of health care and other benefits. These were partly offset by a £32 million decrease in bad debt costs. Depreciation and amortisation was £24 million higher this year at constant currency as a result of ongoing investment in our networks. Other operating costs were £21 million higher at constant currency, reflecting increased operating taxes and cost of removal of existing assets.

Our capital expenditure in the US continued to increase with £2,247 million of expenditure in the year, £391 million more than in 2015/16. At constant currency, this represented a £104 million increase in investment driven by higher investment in new and replacement gas mains.

Other activities

Revenue in Other activities decreased by £111 million to £713 million and adjusted operating profit decreased by £193 million to £177 million.

In the US, adjusted operating profit was £80 million lower (including £3 million of foreign exchange benefit) partly reflecting higher US project development costs. In addition, 2015/16 included a £49 million gain on disposal of the Iroquois pipeline. In the UK, adjusted operating profit was £113 million lower including lower auction revenues from the French Interconnector and increased business change costs. Capital expenditure in our Other activities was £46 million higher than last year at £247 million.

National Grid Annual Report and Accounts 2016/17	Financial Statements	97

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

  Unaudited commentary on the results of our principal operations by segment – continuing operations continued

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

Adjustments in calculating regulatory financial performance

The principal adjustments from reported operating profit to UK regulated financial performance are:

Movement in regulatory ‘IOUs’: Revenue related to performance in one year may be recovered in later years. Revenue may be recovered in one year but may be required to be returned to customers in future years. IFRS recognises these revenues when they flow through invoices to customers and not in the period to which they relate.

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

Fast/slow money adjustment: The regulatory remuneration of costs incurred is split between in-year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles.

UK Electricity Transmission

Regulated financial performance for UK Electricity Transmission decreased by 1% to £1,184 million from £1,195 million, principally reflecting the lower achieved operational return, driven by lower totex outperformance.

Reconciliation of regulated financial	2017	2016	%
performance to operating profit	£m	£m	change
Reported operating profit	1,372	1,173	17
Movement in regulatory ‘IOUs’	(288)	(147)
Deferred taxation adjustment	62	80
RAV indexation (average 3% long-run inflation)	356	339
Regulatory vs IFRS depreciation difference	(379)	(368)
Fast/slow money adjustment	34	92
Pensions	(47)	(54)
Performance RAV created	74	80
Regulated financial performance	1,184	1,195	(1)

UK Gas Transmission

Regulated financial performance for UK Gas Transmission decreased to £499 million from £535 million, down 7%. This reflected a lower operational return on equity, mainly as a result of the reduction in legacy incentives income.

Reconciliation of regulated financial	2017	2016	%
performance to operating profit	£m	£m	change
Reported operating profit	511	486	5
Movement in regulatory ‘IOUs’	(120)	(80)
Deferred taxation adjustment	39	45
RAV indexation (average 3% long-run inflation)	168	166
Regulatory vs IFRS depreciation difference	(21)	(18)
Fast/slow money adjustment	(14)	18
Pensions	(53)	(77)
Performance RAV created	(11)	(5)
Regulated financial performance	499	535	(7)

98	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

3. Operating costs

Below we have presented separately certain items included in our operating costs from continuing operations. These include a breakdown of payroll costs (including disclosure of amounts paid to key management personnel) and fees paid to our auditors.

Rentals under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

	Before exceptional items and remeasurements			Exceptional items and remeasurements			Total
		2016	2015		2016	2015		2016	2015
	2017	Re-presented[1]	Re-presented[1]	2017	Re-presented[1]	Re-presented[1]	2017	Re-presented[1]	Re-presented[1]
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Depreciation and amortisation	1,481	1,311	1,190	–	–	–	1,481	1,311	1,190
Payroll costs	1,578	1,337	1,292	–	–	–	1,578	1,337	1,292
Purchases of electricity	1,143	1,304	1,615	46	8	70	1,189	1,312	1,685
Purchases of gas	1,241	986	1,379	22	(19)	13	1,263	967	1,392
Rates and property taxes	1,042	899	856	–	–	–	1,042	899	856
Balancing Services Incentive Scheme	1,120	907	874	–	–	–	1,120	907	874
Payments to other UK network owners	1,008	971	801	–	–	–	1,008	971	801
Other	2,649	2,283	2,316	497	–	–	3,146	2,283	2,316
	11,262	9,998	10,323	565	(11)	83	11,827	9,987	10,406
Operating costs include:
Inventory consumed							296	274	339
Operating leases							98	91	89
Research and development expenditure							14	19	16
1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation. (a) Payroll costs
								2016	2015
							2017	Re-presented[1]	Re-presented[1]
							£m	£m	£m
Wages and salaries[2]							1,852	1,553	1,436
Social security costs							145	120	112
Other pension costs (note 23)							209	201	190
Share-based payments							32	21	18
Severance costs (excluding pension costs)							5	4	3
							2,243	1,899	1,759
Less: payroll costs capitalised							(665)	(562)	(467)
Total payroll costs							1,578	1,337	1,292

1.  Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

2.  Included within wages and salaries are US other post-retirement benefit costs of £53 million (2016: £52 million; 2015: £39 million). For further information refer to note 23.

(b) Number of employees

					Monthly	31 March	Monthly	31 March	Monthly
				31 March	average	2016	average 2016	2015	average 2015
				2017	2017	Re-presented[1]	Re-presented[1]	Re-presented[1]	Re-presented[1]
UK				6,265	6,291	6,224	6,067	5,882	5,830
US				15,867	15,752	14,830	14,775	14,573	14,434
Total number of employees				22,132	22,043	21,054	20,842	20,455	20,264

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

The vast majority of employees in the US are either directly or indirectly employed in the transmission, distribution and generation of electricity or the distribution of gas, while those in the UK are either directly or indirectly employed in the transmission of gas or the transmission of electricity. At 31 March 2017, there were 1,858 (2016: 1,865; 2015: 1,766) employees in other operations, excluding shared services.

National Grid Annual Report and Accounts 2016/17	Financial Statements	99

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

3. Operating costs continued

(c) Key management compensation

	2017	2016	2015
	£m	£m	£m
Short-term employee benefits	8	9	10
Post-employment benefits	1	1	9
Share-based payments	6	4	4
Total key management compensation	15	14	23

Key management compensation relates to the Board, including the Executive Directors and Non-executive Directors for the years presented.

(d) Directors’ emoluments

Details of Executive Directors’ emoluments are contained in the audited part of the Remuneration Report on page 63 and those of Non-executive Directors on page 67.

(e) Auditors’ remuneration

Auditors’ remuneration is presented below in accordance with the requirements of the Companies Act 2006 and the principal accountant fees and services disclosure requirements of Item 16C of Form 20-F:

	2017	2016	2015
	£m	£m	£m
Audit fees payable to the parent Company’s auditors and their associates in respect of:
Audit of the parent Company’s individual and consolidated financial statements[1]	1.5	1.3	1.3
The auditing of accounts of any associate of the Company	13.7	9.2	8.1
Other services supplied[2]	4.6	3.6	3.3
	19.8	14.1	12.7
Total other services[3]
Tax fees[4]:
Tax compliance services	0.4	0.5	0.4
Tax advisory services	0.1	–	0.1
All other fees:
Other assurance services[5]	4.6	4.3	0.1
Services relating to corporate finance transactions not covered above[6]	5.9	1.6	–
Other non-audit services not covered above[7]	6.3	2.5	0.3
	17.3	8.9	0.9
Total auditors’ remuneration	37.1	23.0	13.6

1.	Audit fees in each year represent fees for the audit of the Company’s financial statements and regulatory reporting for the years ended 31 March 2017, 2016 and 2015, and the review of interim financial statements for the six month periods ended 30 September 2016, 2015 and 2014 respectively.
2.	Other services supplied represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditors. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley) and audit reports on regulatory returns.
3.	There were no audit related fees as described in Item 16C(b) of Form 20-F.
4.	Tax fees include amounts charged for tax compliance and tax advice.
5.	Principally amounts relating to assurance services provided in relation to the sale of UK Gas Distribution and data assurance work in respect of financial information included in US rate filings.
6.	Vendor due diligence and other transaction services in relation to the sale of UK Gas Distribution.
7.	Fees for other non-audit services – principally assisting the Company with separation activities in relation to the sale of UK Gas Distribution.

PwC has contracted with Ofgem to assess the UK gas industry’s readiness for the introduction of new settlement processes and systems. Fees for these services are paid by Xoserve Limited, a subsidiary of National Grid (until 31 March 2017), on behalf of the industry, under instruction from Ofgem. As PwC has no contract with or duty of care to Xoserve Limited, these amounts are not included above.

In addition, fees of £0.4 million were incurred in 2017 in relation to the audits of the pension schemes of the Company (2016: £0.1 million; 2015: £0.2 million).

The Audit Committee considers and makes recommendations to the Board, to be put to shareholders for approval at each AGM, in relation to the appointment, re-appointment, removal and oversight of the Company’s independent auditors. The Board of Directors, in accordance with a resolution approved at the 2016 AGM, is authorised to agree the auditors’ remuneration. The Audit Committee considers and approves the audit fees on behalf of the Board in accordance with the Competition and Market Authority Audit Order 2014. The Board of Directors will seek to renew this authority at the 2017 AGM. Details of our policies and procedures in relation to non-audit services to be provided by the independent auditors are set out within page 44 of the Corporate Governance Report.

Certain services are prohibited from being performed by the external auditors under the Sarbanes-Oxley Act. Of the above services, none were prohibited.

100	National Grid Annual Report and Accounts 2016/17	Financial Statements

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

Exceptional items and remeasurements from continuing operations

		2016	2015
	2017	Re-presented[1]	Re-presented[1]
	£m	£m	£m
Included within operating profit
Exceptional items:
Environmental charges	(526)	–	–
Gas holder demolition costs	(107)	–	–
	(633)	–	–
Remeasurements – commodity contracts	68	11	(83)
	(565)	11	(83)
Included within finance costs
Exceptional items:
Debt redemption costs	–	–	(131)
Remeasurements – net losses on derivative financial instruments	(58)	(99)	(34)
	(58)	(99)	(165)
Total included within profit before tax	(623)	(88)	(248)
Included within tax
Exceptional credits arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK corporation tax rate	94	162	4
Tax on exceptional items	227	–	28
Tax on remeasurements	(29)	15	44
	292	177	76
Total exceptional items and remeasurements after tax	(331)	89	(172)
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	(312)	162	(99)
Remeasurements after tax	(19)	(73)	(73)
Total exceptional items and remeasurements after tax	(331)	89	(172)

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

National Grid Annual Report and Accounts 2016/17	Financial Statements	101

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

4. Exceptional items and remeasurements continued

Further detail of operating exceptional items specific to 2016/17

In the US, the Group’s most significant environmental liabilities relate to former manufacturing gas plant (MGP) facilities formerly owned or operated by the Company. The sites are subject to both state and federal law in the US. Environmental reserves are re-evaluated at each reporting period. The expenditure is expected to be largely recoverable from rate payers but under IFRS, no asset can be recorded for this. During the second half of 2016/17, the Group updated its assessment of the gross remediation costs at three key sites in New York, resulting in an increase of £481 million on an undiscounted basis.

The charge booked reflects the Group’s best estimate of future cash outflow, based on notices received from state and federal authorities, and plans developed in response, supported by external consultants where appropriate. In some cases, judgement is also required regarding the Group’s share of the estimated cost, principally at sites where other parties are also potentially liable but where no cost sharing agreement exists.

A provision of £107 million has been made for the demolition of certain non-operational gas holders in the UK. Following the disposal of UK Gas Distribution, the land on which the gas holders are sited was transferred to the Group’s UK property division. The Group’s property division maximises our return from our land portfolio and therefore a constructive obligation exists to demolish the gas holders.

Also included within the above are charges relating to the impact of a change in the real discount rate from 2% to 1% on our provisions.

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

Net losses or gains on derivative financial instruments comprise losses or gains arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt.

Items included within tax

The Finance Act 2016 which was enacted on 15 September 2016 reduced the main rate of UK corporation tax to 17% with effect from 1 April 2020. Deferred tax balances have been calculated at this rate.

Deferred taxes at the reporting date have been measured using these enacted tax rates and reflected in these financial statements, resulting in a deferred tax credit. This credit is presented as exceptional, reflecting its nature.

102	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

5. Finance income and costs

This note details the interest income generated by our financial assets and interest expense incurred on our financial liabilities. It also includes the expected return on our pensions and other post-retirement assets, which is offset by the interest payable on pensions and other post-retirement obligations and presented on a net basis. In reporting business performance, we adjust net financing costs to exclude any net gains or losses on derivative financial instruments included in remeasurements. In addition, significant debt redemption costs are typically treated as exceptional (note 4).

		2016	2015
	2017	Re-presented[1]	Re-presented[1]
	£m	£m	£m
Finance income
Interest income on financial instruments:
Bank deposits and other financial assets	28	22	28
Gains on disposal of available-for-sale investments	25	–	8
	53	22	36
Finance costs
Net interest on pensions and other post-retirement benefit obligations	(107)	(111)	(98)
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts	(59)	(28)	(35)
Other borrowings	(927)	(792)	(836)
Derivatives	(8)	37	51
Unwinding of discount on provisions	(73)	(69)	(67)
Other interest	(17)	(27)	(7)
Less: interest capitalised[2]	109	112	84
	(1,082)	(878)	(908)
Exceptional items
Debt redemption costs	–	–	(131)
Remeasurements
Net gains/(losses) on derivative financial instruments included in remeasurements[3]:
Ineffectiveness on derivatives designated as:
Fair value hedges[4]	33	39	36
Cash flow hedges	(12)	(15)	(13)
Net investment hedges	–	–	2
Net investment hedges – undesignated forward rate risk	60	(34)	33
Derivatives not designated as hedges or ineligible for hedge accounting	(139)	(89)	(92)
	(58)	(99)	(165)
	(1,140)	(977)	(1,073)

Net finance costs from continuing operations	(1,087)	(955)	(1,037)

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.
2.	Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 3.4% (2016: 3.3%; 2015: 3.8%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £18 million (2016: £19 million; 2015: £24 million). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances.
3.	Includes a net foreign exchange loss on financing activities of £264 million (2016: £407 million loss; 2015: £636 million gain) offset by foreign exchange gains and losses on derivative financial instruments measured at fair value.
4.	Includes a net loss on instruments designated as fair value hedges of £27 million (2016: £34 million gain; 2015: £219 million gain) and a net gain of £60 million (2016: £5 million gain;
2015: £162 million loss) arising from fair value adjustments to the carrying value of debt.

National Grid Annual Report and Accounts 2016/17	Financial Statements	103

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

Tax charged/(credited) to the income statement – continuing operations

		2016	2015
	2017 £m	Re-presented[1] £m	Re-presented[1] £m
Tax before exceptional items and remeasurements	666	604	543
Exceptional tax on items not included in profit before tax (note 4)	(94)	(162)	(4)
Tax on other exceptional items and remeasurements	(198)	(15)	(72)
Tax on total exceptional items and remeasurements (note 4)	(292)	(177)	(76)
Total tax charge from continuing operations	374	427	467

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

Tax as a percentage of profit before tax

		2016	2015
	2017%	Re-presented[1] %	Re-presented[1] %
Before exceptional items and remeasurements – continuing operations	23.7	25.0	24.6
After exceptional items and remeasurements – continuing operations	17.1	18.3	23.8

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

104	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

6. Tax continued

The tax charge for the year can be analysed as follows:

		2016	2015
	2017 £m	Re-presented[1] £m	Re-presented[1] £m
Current tax
UK corporation tax at 20% (2016: 20%; 2015: 21%)	225	239	218
UK corporation tax adjustment in respect of prior years	(47)	(5)	(7)
	178	234	211
Overseas corporation tax	–	38	51
Overseas corporation tax adjustment in respect of prior years	1	(19)	(62)
	1	19	(11)
Total current tax from continuing operations	179	253	200
Deferred tax
UK deferred tax	(9)	(80)	69
UK deferred tax adjustment in respect of prior years	(18)	24	7
	(27)	(56)	76
Overseas deferred tax	224	229	138
Overseas deferred tax adjustment in respect of prior years	(2)	1	53
	222	230	191
Total deferred tax from continuing operations	195	174	267

Total tax charge from continuing operations	374	427	467

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

Tax charged/(credited) to other comprehensive income and equity

		2016	2015
	2017 £m	Re-presented[1] £m	Re-presented[1] £m
Current tax
Share-based payments	(4)	(1)	(6)
Available-for-sale investments	6	5	5
Deferred tax
Available-for-sale investments	8	12	2
Cash flow hedges	20	22	(10)
Share-based payments	1	–	1
Remeasurements of net retirement benefit obligations	277	95	(296)
	308	133	(304)
Total tax recognised in the statement of comprehensive income from continuing operations	311	134	(299)
Total tax recognised in the statement of comprehensive income from discontinued operations	10	23	(11)
Total tax relating to share-based payments recognised directly in equity from continuing operations	(3)	(1)	(5)
Total tax relating to share-based payments recognised directly in equity from discontinued operations	–	(1)	1
	318	155	(314)

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

National Grid Annual Report and Accounts 2016/17	Financial Statements	105

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

6. Tax continued

The tax charge for the year after exceptional items and remeasurements, for the continuing business, is lower (2016: lower; 2015: higher) than the standard rate of corporation tax in the UK of 20% (2016: 20%; 2015: 21%):

			Before	After	Before	After
	Before	After	exceptional	exceptional	exceptional	exceptional
	exceptional	exceptional	items and	items and	items and	items and
	items and	items and	remeasurements	remeasurements	remeasurements	remeasurements
	remeasurements	remeasurements	2016	2016	2015	2015
	2017	2017	Re-presented[1]	Re-presented[1]	Re-presented[1]	Re-presented[1]
	£m	£m	£m	£m	£m	£m
Profit before tax from continuing operations
Before exceptional items and remeasurements	2,807	2,807	2,417	2,417	2,208	2,208
Exceptional items and remeasurements	–	(623)	–	(88)	–	(248)
Profit before tax from continuing operations	2,807	2,184	2,417	2,329	2,208	1,960
Profit before tax from continuing operations multiplied by UK corporation tax rate of 20% (2016: 20%; 2015: 21%)	561	437	483	465	464	412
Effect of:
Adjustments in respect of prior years[2]	(67)	(67)	2	1	(8)	(9)
Expenses not deductible for tax purposes[3]	35	442	25	114	26	322
Non-taxable income[3]	(24)	(425)	(25)	(112)	(20)	(320)
Adjustment in respect of foreign tax rates	180	104	124	129	91	77
Impact of share-based payments	1	1	(1)	(1)	(4)	(4)
Deferred tax impact of change in UK and US tax rates	–	(94)	–	(162)	–	(4)
Other[4]	(20)	(24)	(4)	(7)	(6)	(7)
Total tax charge from continuing operations	666	374	604	427	543	467

			Re-presented[1]	Re-presented[1]	Re-presented[1]	Re-presented[1]
	%	%	%	%	%	%
Effective tax rate – continuing operations	23.7	17.1	25.0	18.3	24.6	23.8

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.
2.	Prior year adjustment is primarily due to agreement of prior period tax returns.
3.	The post exceptional adjustments primarily represent the impact of the Group’s net investment hedging following significant currency fluctuations in the dollar.
4.	Other primarily comprises of the benefit due to enhanced deduction available for land remediation expenditure and the presentation of the tax on joint ventures and associates.

Factors that may affect future tax charges

The Finance Act 2016 which was enacted on 15 September 2016 reduced the main rate of UK corporation tax to 17% with effect from 1 April 2020. Deferred tax balances have been calculated at this rate.

Continuing focus on tax reform during 2016/17, specifically the Organisation for Economic Co-operation and Development’s (OECD’s) Base Erosion and Profit Shifting (BEPS) project to address mismatches in international rules resulted in draft legislation on areas such as interest deductibility being issued during the year. We will continue to monitor developments and assess the potential impact for National Grid of these and any further initiatives.

While the UK remains part of the EU, the evolution of the application of EU tax competition regulations continues to create uncertainty over tax legislation and at this stage it is not possible to quantify any potential impact on the financial statements.

As the Group’s presence is mainly in the UK and US, we do not envisage a significant impact on the Group following the UK government’s decision to invoke Article 50 to leave the EU.

In the US, there is a possibility of ‘Tax Reform’ which, if enacted, will likely include substantial changes to the federal taxation system. The changes under consideration include a significant reduction in the statutory corporate tax rate, deductibility of capital expenditures and elimination of many established business tax deductions. The Company continues to monitor various legislative proposals and developments impacting corporate taxation.

106	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

6. Tax continued

Tax included within the statement of financial position

The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:

			Pensions
			and other
	Accelerated	Share-	post-		Other net
	tax	based	retirement	Financial	temporary
	depreciation	payments	benefits	instruments	differences	Total
	£m	£m	£m	£m	£m	£m
Deferred tax (assets)/liabilities
Deferred tax assets at 31 March 2015	(1)	(18)	(1,337)	(64)	(1,186)	(2,606)
Deferred tax liabilities at 31 March 2015	6,657	–	160	5	81	6,903
At 1 April 2015	6,656	(18)	(1,177)	(59)	(1,105)	4,297
Exchange adjustments	141	1	(33)	(1)	(30)	78
Charged/(credited) to income statement	266	3	47	(6)	(203)	107
Charged to other comprehensive income and equity	–	–	125	13	14	152
At 31 March 2016	7,063	(14)	(1,038)	(53)	(1,324)	4,634
Deferred tax assets at 31 March 2016	(1)	(14)	(1,201)	(66)	(1,408)	(2,690)
Deferred tax liabilities at 31 March 2016	7,064	–	163	13	84	7,324
At 1 April 2016	7,063	(14)	(1,038)	(53)	(1,324)	4,634
Exchange adjustments and other[1]	681	1	(144)	(7)	(50)	481
Charged/(credited) to income statement	402	–	177	23	(481)	121
Charged to other comprehensive income and equity	–	1	264	46	5	316
Disposal of UK Gas Distribution	(1,072)	–	(6)	–	5	(1,073)
At 31 March 2017	7,074	(12)	(747)	9	(1,845)	4,479
Deferred tax assets at 31 March 2017	(1,093)	(12)	(1,036)	(10)	(1,943)	(4,094)
Deferred tax liabilities at 31 March 2017	8,167	–	289	19	98	8,573
	7,074	(12)	(747)	9	(1,845)	4,479

1.	Exchange adjustments and other comprises of foreign exchange arising on translation of the US dollar deferred tax balances together with a reclassification of £143 million being the opening deferred tax balance in respect of US net operating losses to offset against US current tax liabilities.

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The deferred tax balances (after offset) for statement of financial position purposes consist solely of deferred tax liabilities of £4,479 million (2016: £4,634 million). Deferred tax asset of £798 million (2016: £667 million) has been recognised in respect of net operating losses.

Deferred tax assets in respect of capital losses, trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The deferred tax assets not recognised are as follows:

		2016
	2017	Re-presented[1]
	£m	£m
Capital losses	362	232
Non-trade deficits	4	5
Trading losses	9	–

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

The capital losses and non-trade deficits that arise in the UK are available to carry forward indefinitely. However, the capital losses can only be offset against specific types of future capital gains and non-trade deficits against specific future non-trade profits. The trading losses arising in the US can be carried forward for up to 20 years.

The aggregate amount of temporary differences associated with the unremitted earnings of overseas subsidiaries, joint ventures and associates for which deferred tax liabilities have not been recognised at the reporting date is approximately £1,101 million (2016: £502 million). No liability is recognised in respect of the differences because the Company and its subsidiaries are in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. In addition, as a result of UK tax legislation, which largely exempts overseas dividends received, the temporary differences are unlikely to lead to additional tax.

National Grid Annual Report and Accounts 2016/17	Financial Statements	107

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

Total UK tax contribution (continuing and discontinued operations   combined)

This year we have again disclosed additional information in respect of our total UK tax contribution for consistency and to aid transparency in an area in which there remains significant public interest. As was the case in prior years, the total amount of taxes we pay and collect in the UK year-on-year is significantly more than just the corporation tax which we pay on our UK profits. Within the total, we again include other taxes paid such as business rates and taxes on employment together with employee taxes and other indirect taxes.

The most significant amounts making up the 2016/17 total tax contribution are shown in the charts below:

For 2016/17 our total tax contribution to the UK Exchequer was £1.5 billion (2015/16: £1.6 billion). Taxes borne in 2016/17 were £644 million, a decrease of 8.4% on taxes borne in 2015/16 of £703 million primarily due to lower corporation tax payments in the current year. The main reason for this is the impact of our debt redemption costs during the year ended 31 March 2017, which reduced corporation tax instalment payments due for that year. Our taxes collected were £887 million, a reduction of 1.3% on 2015/16 of £899 million. We anticipate our total tax contribution to fall next year following the sale of the UK Gas Distribution business on 31 March 2017.

Our 2015/16 total tax contribution of £1.6 billion resulted in National Grid being the 15th highest contributor of UK taxes based on the results of the Hundred Group’s 2016 Total Tax Contribution Survey, a position commensurate with the size of our business and capitalisation relative to other contributors to the Survey. In 2015, we were in 13th position. In 2016 we ranked 9th in respect of taxes borne; in 2015, we were in 7th position.

National Grid’s contribution to the UK economy is again broader than just the taxes it pays over to and collects on behalf of HMRC. The Hundred Group’s 2016 Total Tax Contribution Survey ranks National Grid in 3rd place in respect of UK capital expenditure on fixed assets, up from 5th place in 2015. National Grid’s economic contribution also supports a significant number of UK jobs in our supply chain.

UK total tax contribution 2016/17 (continuing and discontinued operations combined)

108	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

Unaudited commentary on tax continued

Tax transparency

The UK tax charge for the year disclosed in the financial statements in accordance with accounting standards and the UK corporation tax paid during the year will differ. For transparency we have included a reconciliation below of the tax charge per the income statement to the UK corporation tax paid in 2016/17.

The tax charge for the Group from continuing operations as reported in the income statement is £374 million (2015/16: £427 million1). The UK tax charge is £151 million (2015/16: £178 million1) and UK corporation tax paid was £129 million (2015/16: £223 million1), with the principal differences between these two measures as follows:

	Year ended 31 March
		2016
Reconciliation on continuing operations of UK total tax charge to UK corporation tax paid	2017 £m	Re-presented[1] £m
Total UK tax charge (current tax £178m (2016: £234m1) and deferred tax credit £27m (2016: credit £56m1))	151	178
Adjustment for non-cash deferred tax credit	27	56
Adjustments for current tax credit in respect of prior years	47	5
UK current tax charge	225	239
UK corporation tax instalment payments not payable until the following year	(216)	(95)
UK corporation tax instalment payments in respect of prior years paid in current year	120	79
UK corporation tax paid	129	223

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

Tax losses

We have total unrecognised deferred tax assets in respect of losses of £375 million (2015/16: £237 million) of which £362 million (2015/16: £232 million) are capital losses in the UK as set out on page 107. These losses arose as a result of the disposal of certain businesses or assets and may be available to offset against future capital gains in the UK.

Development of future tax policy

We believe that the continued development of a coherent and transparent tax policy in the UK is critical to help drive growth in the economy.

We continue to contribute to research into the structure of business tax and its economic impact by contributing to the funding of the Oxford University Centre for Business Tax at the Saïd Business School.

We are a member of a number of industry groups which participate in the development of future tax policy, including the Hundred Group, which represents the views of Finance Directors of FTSE 100 companies and several other large UK companies. Our Finance Director is Chairman of the Hundred Group. This helps to ensure that we are engaged at the earliest opportunity on tax issues which affect our business. In the current year we have reviewed and responded to a number of HMRC consultations, the subject matter of which directly impacts taxes borne or collected by our business, with the aim of openly contributing to the debate and development of UK tax legislation. We undertake similar activities in the US, where the Company is an active member in the Edison Electric Institute, the American Gas Association and the Organization for International Investment.

National Grid Annual Report and Accounts 2016/17	Financial Statements	109

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

(a) Basic earnings per share

				Earnings		Earnings
		Earnings		per share		per share
	Earnings	per share	Earnings	2016	Earnings	2015
	2017	2017	2016[1]	(restated)[1,2]	2015[1]	(restated)[1,2]
	£m	pence	£m	pence	£m	pence
Adjusted earnings from continuing operations	2,141	56.9	1,812	48.0	1,675	43.9
Exceptional items after tax from continuing operations	(312)	(8.3)	162	4.3	(99)	(2.6)
Remeasurements after tax from continuing operations	(19)	(0.5)	(73)	(1.9)	(73)	(1.9)
Earnings from continuing operations	1,810	48.1	1,901	50.4	1,503	39.4
Adjusted earnings from discontinued operations	607	16.1	574	15.2	514	13.4
Exceptional items after tax from discontinued operations	62	1.6	116	3.1	2	0.1
Remeasurements after tax from discontinued operations	(5)	(0.1)	–	–	–	–
Gain on disposal of UK Gas Distribution	5,321	141.4	–	–	–	–
Earnings from discontinued operations	5,985	159.0	690	18.3	516	13.5
Total adjusted earnings	2,748	73.0	2,386	63.2	2,189	57.3
Total exceptional items after tax	(250)	(6.7)	278	7.4	(97)	(2.5)
Total remeasurements after tax	(24)	(0.6)	(73)	(1.9)	(73)	(1.9)
Gain on disposal of UK Gas Distribution	5,321	141.4	–	–	–	–
Total earnings	7,795	207.1	2,591	68.7	2,019	52.9

		2017		2016		2015
		millions		millions		millions
Weighted average number of shares – basic[2]		3,763		3,774		3,817

1.  Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

2.  Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

(b) Diluted earnings per share

				Earnings		Earnings
		Earnings		per share		per share
	Earnings	per share	Earnings	2016	Earnings	2015
	2017	2017	2016[1]	(restated)[1,2]	2015[1]	(restated)[1,2]
	£m	pence	£m	pence	£m	pence
Adjusted earnings from continuing operations	2,141	56.7	1,812	47.8	1,675	43.7
Exceptional items after tax from continuing operations	(312)	(8.3)	162	4.3	(99)	(2.6)
Remeasurements after tax from continuing operations	(19)	(0.5)	(73)	(1.9)	(73)	(1.9)
Earnings from continuing operations	1,810	47.9	1,901	50.2	1,503	39.2
Adjusted earnings from discontinued operations	607	16.0	574	15.1	514	13.4
Exceptional items after tax from discontinued operations	62	1.6	116	3.1	2	0.1
Remeasurements after tax from discontinued operations	(5)	(0.1)	–	–	–	–
Gain on disposal of UK Gas Distribution	5,321	140.8	–	–	–	–
Earnings from discontinued operations	5,985	158.3	690	18.2	516	13.5
Total adjusted earnings	2,748	72.7	2,386	63.0	2,189	57.1
Total exceptional items after tax	(250)	(6.7)	278	7.3	(97)	(2.5)
Total remeasurements after tax	(24)	(0.6)	(73)	(1.9)	(73)	(1.9)
Gain on disposal of UK Gas Distribution	5,321	140.8	–	–	–	–
Total earnings	7,795	206.2	2,591	68.4	2,019	52.7

		2017		2016		2015
		millions		millions		millions
Weighted average number of shares – diluted[2]		3,780		3,790		3,834

1.  Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

2.  Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

(c) Reconciliation of basic to diluted average number of shares

				2016		2015
		2017		(restated)[1]		(restated)[1]
		millions		millions		millions
Weighted average number of ordinary shares – basic		3,763		3,774		3,817
Effect of dilutive potential ordinary shares – employee share plans		17		16		17
Weighted average number of ordinary shares – diluted		3,780		3,790		3,834

1.  Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

110	National Grid Annual Report and Accounts 2016/17	Financial Statements

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

	2017			2016			2015
		Cash			Cash			Cash
		dividend	Scrip		dividend	Scrip		dividend	Scrip
	Pence	paid	dividend	Pence	paid	dividend	Pence	paid	dividend
	per share	£m	£m	per share	£m	£m	per share	£m	£m
Interim dividend in respect of the current year	15.17	540	32	15.00	532	31	14.71	531	26
Final dividend in respect of the prior year	28.34	923	151	28.16	805	248	27.54	740	289
	43.51	1,463	183	43.16	1,337	279	42.25	1,271	315

Following completion of the sale of the majority interest in UK Gas Distribution, on 19 April 2017, the Directors declared that an aggregate of approximately £3.2 billion would be returned to shareholders through a special dividend of 84.375p per existing ordinary share ($5.4224 per existing American Depositary Share). The special dividend is to be paid to those shareholders on the register of members at 19 May 2017.

The Directors are proposing a final dividend for the year ended 31 March 2017 of 29.10p per share that will absorb approximately £1 billion of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 16 August 2017 to shareholders who are on the register of members at 2 June 2017 (subject to Shareholders’ approval at the AGM). A scrip dividend will be offered as an alternative.

Unaudited commentary on dividends

Following the announcement of our dividend policy in March 2013, the Board remains confident that National Grid is able to support a dividend per share growing at least in line with RPI inflation for the foreseeable future, while continuing to invest as required in our regulated assets.

In August 2014 we began a share buyback programme that will allow us to offer the scrip dividend option for both the full-year and interim dividend. The buyback programme is designed to balance shareholders’ appetite for the scrip dividend option with our desire to operate an efficient balance sheet with appropriate leverage.

National Grid Annual Report and Accounts 2016/17	Financial Statements	111

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

9. Discontinued operations

As a result of the sale of a 61% controlling interest in UK Gas Distribution, we are required to report our earnings for the Group excluding UK Gas Distribution (‘continuing operations’) separately from the results of that business, which we report within ‘discontinued operations’.

The gain recognised by the Group on sale is analysed in the detail of the note below. All costs associated with the transaction, including those associated with separation and setting up UK Gas Distribution are shown as a deduction from the proceeds received.

Our results and cash flows of significant assets or businesses sold during the year are shown separately from our continuing operations. Assets and businesses are classified as held for sale when their carrying amounts are recovered through sale rather than through continuing use. It only meets the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Depreciation ceases on assets and businesses when they are classified as held for sale and the assets and businesses are impaired if the proceeds less sale costs fall short of the carrying value.

Disposal of UK Gas Distribution

On 8 December 2016 the Group entered into a sale agreement with a consortium of long term infrastructure investors, to dispose of a 61% equity interest in the UK Gas Distribution business, principally comprising the Group’s equity and debt interests in National Grid Gas Distribution Limited together with certain other assets (principally property and a 45% interest in Xoserve Limited). The Consortium comprises Macquarie Infrastructure and Real Assets (MIRA), Allianz Capital Partners, Hermes Investment Management, CIC Capital Corporation, Qatar Investment Authority, Dalmore Capital and Amber Infrastructure Limited/International Public Partnerships.

The transaction was contingent on merger clearance from the European Commission, which was received on 16 March 2017, and the transaction completed on 31 March 2017. The Group sold its 100% equity interest in UK Gas Distribution to Quadgas HoldCo Limited, a newly incorporated UK limited company 61% owned by Quadgas Investments Bidco Limited and 39% by the Group’s subsidiary National Grid Holdings One plc. In exchange, the Group received cash consideration of £3,679 million and has recognised a shareholder loan receivable of £429 million and a 39% equity interest in Quadgas HoldCo Limited.

In addition, as part of the disposal process, a newly incorporated financing subsidiary of Quadgas HoldCo Limited raised £1,775 million of long term debt, secured against the shares in National Grid Gas Distribution Limited, and remitted cash received from this transaction to the Group. This amount has been treated as part of the net cash proceeds from the transaction totalling £5,454 million.

The final amount of consideration remains subject to completion adjustments which may result in a further gain/loss on disposal within discontinued operations to be reported in 2017/18.

On 31 March 2017, the Group also entered into a Further Acquisition Agreement (FAA) with the Consortium over a 14% interest (relating to both our equity and the shareholder loan interests), which includes the pricing mechanism, based on the price paid for the initial 61% interest, and an annualised escalation factor. The FAA contains put and call options for both the Group and the Consortium that can be exercised in the period between 1 March 2019 and 31 October 2019.

The FAA is a derivative, and the assumptions which will be used to determine fair value are specific to the contract and not readily observable in active markets. Accordingly, it is classified under IFRS 7 ‘Financial Instruments: Disclosures’ as a level 3 financial instrument. As the FAA was entered into on an arm’s length basis at the balance sheet date its fair value is nil because the exercise price reflects fair value on 31 March 2017. At future reporting dates, this derivative financial instrument may either be in an asset or a liability position, depending principally on business performance against the Consortium’s expectations and movements in interest rates that could impact the annualised escalation factor.

The UK Gas Distribution business met the criteria to be classified as held for sale at 8 December 2016, and depreciation and amortisation (circa £25 million per month) on tangible and intangible fixed assets ceased from this date. The disposal of UK Gas Distribution resulted in a £5.3 billion gain on disposal.

The business represents a reportable segment and a separate major line of business and accordingly has been presented as a discontinued operation in the consolidated income statement, consolidated statement of comprehensive income and the consolidated cash flow statement. The segmental analysis in note 2 has also been re-presented.

In anticipation of the disposal, a process to separate the business from the other UK operations was undertaken. This involved separation activities in relation to finance, pensions, human resources, IT, treasury and operational management. These processes took place in the year leading up to the sale announcement and physical separation of the businesses occurred in early 2017. The UK Gas Distribution business was hived out from National Grid Gas plc into a newly incorporated statutory entity on 1 October 2016.

With respect to treasury activities, a Group-wide financing exercise was undertaken in order to: a) ensure that the proportion of debt to equity financing in National Grid Gas Distribution Limited was in line with the requirements of its regulatory licence and the financing structure of the business more generally; and b) to optimise the mix of debt in the continuing businesses. The financing exercise involved the buyback of debt and derivatives in both of the Group’s UK regulated subsidiaries (National Grid Gas plc and National Grid Electricity Transmission plc) as well as the novation of certain instruments to National Grid Gas Distribution Limited, and the issue of new debt by National Grid Gas Distribution Limited whilst under the Group’s control prior to the sale completion. Since all these activities formed part of a single exercise, which would not have been undertaken in the absence of the sale, all costs have been allocated to discontinued operations.

112	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

9. Discontinued operations continued

The presentation of the 2016/17 income statement is required to be split between continuing and discontinued operations and to re-present results for previous periods in a comparable manner:

●	Revenues, operating expenses and operating profits: Discontinued results are closely aligned to the previously disclosed UK Gas Distribution segment, with the results of Xoserve Limited re-allocated from within Other activities.
●	Interest costs: Since UK Gas Distribution was not independently financed prior to its sale it is necessary to allocate the Group’s overall financing cost between continuing and discontinued operations. In doing so, the Group has presented the results of the continuing business on a basis consistent with how it expects to finance the Group in future periods, to aid comparability in future periods. Interest costs associated with debt and derivatives which remain in the Group as at 31 March 2017 have been attributed to the continuing Group in full. Interest cost relating to instruments bought back in the period since the disposal process started, debt novated across, and debt and derivatives issued by UK Gas Distribution as part of the financing exercise have been included within discontinued operations. The interest costs in the comparative periods for discontinued operations only includes interest that relates to the debt bought back in 2016/17 and the debt novated into UK Gas Distribution in 2016/17.
●	Tax: Tax follows the amount of revenues, operating costs and interest allocated to discontinued operations. Tax on exceptional items and remeasurements includes an allocation of tax credits arising from the change in tax rates.

Income statement – discontinued operations

for the years ended 31 March

	2017	2017	2016	2016	2015	2015
	£m	£m	£m	£m	£m	£m
Revenue		1,887		1,903		1,844
Operating costs		(993)		(1,043)		(1,015)
Operating profit
Before exceptional items and remeasurements	894		882		829
Exceptional items and remeasurements[1]	–		(22)		–

Total operating profit from discontinued operations		894		860		829

Finance costs
Before exceptional items and remeasurements	(146)		(157)		(161)
Exceptional items and remeasurements[2]	(6)		–		–

Total finance costs		(152)		(157)		(161)
Profit before tax from discontinued operations
Before exceptional items and remeasurements	748		725		668
Exceptional items and remeasurements	(6)		(22)		–

Total profit before tax from discontinued operations		742		703		668
Tax from discontinued operations
Before exceptional items and remeasurements	(142)		(149)		(152)
Exceptional items and remeasurements	63		138		2

Total tax from discontinued operations		(79)		(11)		(150)
Profit after tax from discontinued operations
Before exceptional items and remeasurements	606		576		516
Exceptional items and remeasurements	57		116		2
Profit after tax from discontinued operations		663		692		518
Gain on disposal of UK Gas Distribution	5,009		–		–
Tax on gain on disposal of UK Gas Distribution	312		–		–
Gain on disposal of UK Gas Distribution after tax		5,321		–		–
Total profit after tax from discontinued operations		5,984		692		518

1.	2016 includes sale preparation costs of £22 million in respect of the disposal of the UK Gas Distribution business. Current year costs have been included as part of transaction costs in determining the gain on disposal.
2.	2017 includes losses in respect of remeasurements of derivative financial instruments.

National Grid Annual Report and Accounts 2016/17	Financial Statements	113

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

9. Discontinued operations continued

Statement of comprehensive income – discontinued operations

for the years ended 31 March

		2017	2016	2015
	Notes	£m	£m	£m
Profit after tax from discontinued operations		5,984	692	518

Other comprehensive (loss)/income
Items that will never be reclassified to profit or loss:
Remeasurement (losses)/gains of pension assets and post-retirement benefit obligations	23	(75)	129	(13)
Tax on items that will never be reclassified to profit or loss	6	13	(30)	3
Total items from discontinued operations that will never be reclassified to profit or loss		(62)	99	(10)
Items that may be reclassified subsequently to profit or loss:
Net losses in respect of cash flow hedges		(106)	(38)	(68)
Transferred to profit or loss in respect of cash flow hedges		233	3	2
Tax on items that may be reclassified subsequently to profit or loss	6	(23)	7	8
Total items from discontinued operations that may be reclassified subsequently to profit or loss		104	(28)	(58)
Other comprehensive income/(loss) for the year, net of tax from discontinued operations		42	71	(68)
Total comprehensive income for the year from discontinued operations		6,026	763	450

Details of the cash flows relating to discontinued operations are set out on page 90.

Gain on disposal of UK Gas Distribution

2017
£m
Assets
Intangible assets	89
Property, plant and equipment	8,700
Cash and cash equivalents	5
Trade and other receivables	274
Defined benefit pension asset	37
Other assets[1]	83
Total assets	9,188
Liabilities
Borrowings[1]	(5,961)
Trade and other payables	(488)
Provisions	(94)
Deferred tax liabilities	(1,073)
Defined benefit pension liability	(3)
Deferred income	(915)
Other liabilities	(6)
Total liabilities	(8,540)
Net assets on disposal	648

Satisfied by:
Cash proceeds	3,679
Loan proceeds	1,775
Shareholder loan (note 14)	429
Associate at fair value[2]	1,611
Total consideration	7,494
Less:
Financing costs	(1,334)
Transaction costs	(305)
Business restructuring costs	(198)
Pre-tax gain on disposal	5,009
Tax	312
Post-tax gain on disposal	5,321

1.	Net debt disposal of £5,890 million principally comprises £5,961 million of borrowings net of £71 million of other financial assets.
2.	Details of the basis on which the fair value of the retained interest in the business has been determined are in note 15.

114	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

9. Discontinued operations continued

Costs included in the gain on disposal total £1,837 million. These include the direct costs of selling UK Gas Distribution (‘transaction costs’), the costs for activities undertaken to prepare and structure the disposal (‘business set-up costs’) and business restructuring costs:

●	£1,334 million of these costs relate to the financing exercise undertaken to ensure an appropriate amount of debt was placed in UK Gas Distribution. This includes the costs associated with buybacks of debt from the continuing Group, losses on loans novated at fair value from the continuing Group to UK Gas Distribution as well as losses from closing out derivatives previously designated as cash flow hedges.
●	On 8 December 2016, we announced that a voluntary distribution of £150 million would be made for the benefit of energy consumers on the successful sale of UK Gas Distribution. This is a constructive obligation that was triggered on sale of UK Gas Distribution and is included within transaction costs.
●	Transaction costs also include professional services fees for the various accounting, legal and consulting work associated with the activities to prepare and structure the disposal of UK Gas Distribution.
●	Business restructuring costs principally includes severance costs and costs associated with onerous contracts as a result of the disposal of UK Gas Distribution.

The gain on sale is subject to the substantial shareholder exemption. A tax credit on the gain on disposal arises principally from costs associated with the financing exercise.

Unaudited commentary on the results of discontinued operations

Discontinued operations

Discontinued operations comprise primarily the UK Gas Distribution and Xoserve businesses. Adjusted operating profit for discontinued operations increased by £12 million to £894 million. Operating profit from Xoserve decreased by £8 million, reflecting system implementation costs. In UK Gas Distribution, adjusted operating profit was £20 million higher. Revenue was £36 million lower. This primarily reflects the non-recurrence of last year’s revenue over-recovery compared to allowance. Pass-through costs were £2 million lower and regulated controllable costs were £13 million higher including costs resulting from an increase in the number of employees. Depreciation and amortisation costs were £84 million lower reflecting the cessation of depreciation from 8 December 2016, being the point at which the business was determined to be held for sale. Other costs were £17 million higher this year.

UK Gas Distribution

Regulated financial performance for UK Gas Distribution increased to £864 million from £819 million, up 5%. This reflects an increase in achieved operational return on equity year-on-year, driven by improved totex performance.

Reconciliation of regulated financial performance to operating profit	2017 £m	2016 £m	% change
Reported operating profit	898	878	2
Movement in regulatory ‘IOUs’	16	(35)
Deferred taxation adjustment	(24)	(34)
RAV indexation (average 3% long-run inflation)	260	255
Regulatory vs IFRS depreciation difference	(199)	(104)
Fast/slow money adjustment	(121)	(168)
Pensions	(13)	(13)
Performance RAV created	47	40
Regulated financial performance	864	819	5

National Grid Annual Report and Accounts 2016/17	Financial Statements	115

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

Impairments are recognised in the income statement and are disclosed separately.

Total £m

Net book value at 1 April 2015	5,145
Exchange adjustments	170

Net book value at 31 March 2016	5,315
Exchange adjustments	781

Net book value at 31 March 2017	6,096

The cost of goodwill at 31 March 2017 was £6,112 million (2016: £5,327 million) with an accumulated impairment charge of £16 million (2016: £12 million).

The amounts disclosed above as at 31 March 2017 include balances relating to the following cash-generating units: New York £3,512 million (2016: £3,061 million); Massachusetts £1,313 million (2016: £1,145 million); Rhode Island £488 million (2016: £426 million); and Federal £783 million (2016: £683 million).

Goodwill is reviewed annually for impairment and the recoverability of goodwill has been assessed by comparing the carrying amount of our operations described above (our cash-generating units) with the expected recoverable amount on a value-in-use basis. In each assessment, the value-in-use has been calculated based on five-year plan projections that incorporate our best estimates of future cash flows, customer rates, costs (including changes in commodity prices), future prices and growth. Such projections reflect our current regulatory rate plans taking into account regulatory arrangements to allow for future rate plan filings and recovery of investment. Our plans have proved to be reliable guides in the past and the Directors believe the estimates are appropriate.

The future economic growth rate used to extrapolate projections beyond five years has been maintained at 2% (2016: 2%). The growth rate has been determined having regard to data on projected growth in US real gross domestic product (GDP). Based on our business’ place in the underlying US economy, it is appropriate for the terminal growth rate to be based upon the overall growth in real GDP and, given the nature of our operations, to extend over a long period of time. Cash flow projections have been discounted to reflect the time value of money, using a pre-tax discount rate of 9% (2016: 8%). The discount rate represents the estimated weighted average cost of capital of these operations.

While it is possible that a key assumption in the calculation could change, the Directors believe that no reasonably foreseeable change would result in an impairment of goodwill, in view of the long-term nature of the key assumptions and the margin by which the estimated fair value exceeds the carrying amount.

116	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

11. Other intangible assets

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

Other intangible assets are amortised on a straight-line basis over their estimated useful economic lives. Amortisation periods for categories of intangible assets are:

Years

Software	3 to 10

Software £m

Cost at 1 April 2015	1,504
Exchange adjustments	22
Additions	220
Disposals	(3)
Reclassifications[1]	1

Cost at 31 March 2016	1,744
Exchange adjustments	105
Additions	234
Disposals	(43)
Disposal of UK Gas Distribution	(304)
Reclassifications[1]	(4)

Cost at 31 March 2017	1,732

Accumulated amortisation at 1 April 2015	(702)
Exchange adjustments	(8)
Amortisation charge for the year	(147)
Reclassifications[1]	–

Accumulated amortisation at 31 March 2016	(857)
Exchange adjustments	(43)
Amortisation charge for the year	(164)
Reclassifications[1]	–
Accumulated amortisation of disposals	40
Disposal of UK Gas Distribution	215

Accumulated amortisation at 31 March 2017	(809)

Net book value at 31 March 2017	923

Net book value at 31 March 2016	887

1.  Reclassifications includes amounts transferred (to)/from property, plant and equipment (see note 12), reclasses between cost and accumulated amortisation of £nil (2016: £nil).

National Grid Annual Report and Accounts 2016/17	Financial Statements	117

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

12.  Property, plant and equipment

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

Impairments are recognised in the income statement and if material are disclosed separately.

Any assets which suffered impairment in a previous period are reviewed for possible reversal of the impairment at each reporting date.

118	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

12. Property, plant and equipment continued

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m

Cost at 1 April 2015	2,510	50,635	4,515	984	58,644
Exchange adjustments	41	669	20	23	753
Additions	60	801	2,686	126	3,673
Disposals	(26)	(393)	(78)	(62)	(559)
Reclassifications[1]	173	3,060	(3,269)	100	64

Cost at 31 March 2016	2,758	54,772	3,874	1,171	62,575
Exchange adjustments	196	3,157	93	76	3,522
Additions	55	822	3,080	132	4,089
Disposals[2]	(22)	(572)	(70)	(204)	(868)
Disposal of UK Gas Distribution	(112)	(11,861)	(88)	(300)	(12,361)
Reclassifications[1]	104	2,913	(2,938)	(41)	38

Cost at 31 March 2017	2,979	49,231	3,951	834	56,995

Accumulated depreciation at 1 April 2015	(530)	(16,713)	–	(678)	(17,921)
Exchange adjustments	(32)	(168)	–	(10)	(210)
Depreciation charge for the year[3]	(79)	(1,273)	–	(116)	(1,468)
Disposals	6	386	–	61	453
Reclassifications[1]	(5)	(60)	–	–	(65)

Accumulated depreciation at 31 March 2016	(640)	(17,828)	–	(743)	(19,211)
Exchange adjustments	(29)	(780)	–	(44)	(853)
Depreciation charge for the year[3]	(84)	(1,338)	–	(113)	(1,535)
Disposals[2]	42	545	–	203	790
Disposal of UK Gas Distribution	29	3,425	–	207	3,661
Reclassifications[1]	(2)	(20)	–	–	(22)

Accumulated depreciation at 31 March 2017	(684)	(15,996)	–	(490)	(17,170)

Net book value at 31 March 2017	2,295	33,235	3,951	344	39,825

Net book value at 31 March 2016	2,118	36,944	3,874	428	43,364

1.  Represents amounts transferred between categories, (to)/from other intangible assets (see note 11), reclasses from inventories and reclasses between cost and accumulated depreciation of £21 million      (2016: £64 million).

2.  Includes the reversal of assets with cost of £107 million and accumulated depreciation of £107 million disposed in previous years that remain in use in the Group.

3.  Includes amounts in respect of capitalised depreciation of £1 million (2016: £1 million).

	2017 £m	2016 £m

Information in relation to property, plant and equipment
Capitalised interest included within cost	1,749	1,622
Net book value of assets held under finance leases (all relating to motor vehicles and office equipment)	289	226
Additions to assets held under finance leases (all relating to motor vehicles and office equipment)	98	87
Contributions to cost of property, plant and equipment included within:
Trade and other payables	89	47
Non-current liabilities	839	1,649

13. Other non-current assets

Other non-current assets include assets that do not fall into any other non-current asset category (such as goodwill or property, plant and equipment) and the benefit to be received from the asset is not due to be received until after 31 March 2018.

	2017 £m	2016 £m

Commodity contract assets	52	10
Other receivables	45	37
Prepayments and accrued income	24	35

	121	82

National Grid Annual Report and Accounts 2016/17	Financial Statements	119

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

14. Financial and other investments

Financial and other investments include three main categories. Assets classified as available-for-sale typically represent investments in short-term money funds and quoted investments in equities or bonds of other companies. The second category comprises long-term loans to our associates and joint ventures. The third category is other loans and receivables which includes bank deposits with a maturity of greater than three months, and cash balances that cannot be readily used in operations, principally collateral pledged for certain borrowings.

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

	2017 £m	2016 £m

Non-current
Available-for-sale investments	605	482
Loans to associates and joint ventures[1]	495	–

	1,100	482

Current
Available-for-sale investments	7,432	1,951
Other loans and receivables	1,309	1,047

	8,741	2,998

	9,841	3,480

Financial and other investments include the following:
Investments in short-term money funds[2]	6,899	1,516
Managed investments in equity and bonds[3]	939	615
Cash surrender value of life insurance policies	202	160
Other loans and receivables	495	–
Restricted balances:
Collateral[4]	1,262	999
Other	44	190

	9,841	3,480

1.  Comprises £434 million relating to shareholder loans to Quadgas HoldCo Limited, and amounts loaned to joint ventures.

2.  Includes £14 million (2016: £8 million) held by insurance captives and therefore restricted.

3.  Includes restricted amounts of £434 million (2016: £434 million) held by insurance captives and £225 million (2016: £181 million) relating to US non-qualified plan investments.

4.  Refers to collateral placed with counterparties with whom we have entered into a credit support annex to the ISDA (International Swaps and Derivatives Association) Master Agreement.

Available-for-sale investments are recorded at fair value. The carrying value of loans and receivables is approximate to their fair value, due to short-dated maturities or transactions entered into on 31 March 2017 at market terms. The maximum exposure to credit risk at the reporting date is the fair value of the financial investments. For further information on our credit risk, refer to note 30(a). None of the financial investments are past due or impaired.

Unaudited commentary on financial and other investments

Current available-for-sale investments at 31 March 2017 were £5,481 million higher than at 31 March 2016, primarily reflecting the proceeds received on 31 March 2017 relating to the sale of the UK Gas Distribution business.

120	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

15. Investments in joint ventures and associates

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

	2017			2016
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m

Share of net assets at 1 April	84	313	397	128	190	318
Exchange adjustments	16	19	35	4	17	21
Additions	74	63	137	9	107	116
Acquisition of stake in Quadgas HoldCo Limited	1,611	–	1,611	–	–	–
Disposals	–	–	–	(52)	–	(52)
Share of post-tax results for the year	15	48	63	13	46	59
Dividends received	(24)	(75)	(99)	(24)	(48)	(72)
Other movements	–	(61)	(61)	6	1	7

Share of net assets at 31 March	1,776	307	2,083	84	313	397

A list of joint ventures and associates including the name and proportion of ownership is provided in note 32.

Further information on the Group’s acquisition of a minority stake in Quadgas HoldCo Limited is provided in note 9 and overleaf.

On 10 January 2017 the Group announced it had entered into an arrangement with San Francisco-based Sunrun Neptune Investor 2016 LLC, a leading US provider of residential solar energy systems to provide investment capital. In the period to 31 March 2017, the Group invested £41 million alongside Sunrun into a newly incorporated partnership vehicle. The investment is classified as an associate as the Group has significant influence over the activities of the partnership vehicle.

The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interest in the joint ventures and associates. The Group has capital commitments of £235 million (2016: £305 million) in relation to joint ventures.

Outstanding balances with joint ventures and associates are shown in note 29.

At 31 March 2017, the Group had one material joint venture, in respect of its 50% equity stake in BritNed Development Limited, and one material associate in respect of its 39% equity stake in Quadgas HoldCo Limited.

BritNed Development Limited (joint venture)

BritNed Development Limited is a joint venture with transmission system operator TenneT and operates the subsea electricity link between Great Britain and the Netherlands, commissioned in 2011.

BritNed Development Limited has a reporting period end of 31 December with monthly management reporting information provided to National Grid. Summarised financial information of this joint venture, as at 31 March, together with the carrying amount of the investment in the consolidated financial statements is as follows:

	2017 £m	2016 £m

Statement of financial position – BritNed Development Limited
Non-current assets	392	376
Cash and cash equivalents	45	77
All other current assets	1	3
Non-current liabilities	(10)	(8)
Current liabilities	(20)	(30)

Equity	408	418

Carrying amount of the Group’s investment (National Grid ownership 50%)	204	209

National Grid Annual Report and Accounts 2016/17	Financial Statements	121

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

15. Investments in joint ventures and associates continued

	2017 £m	2016 £m

Income statement – BritNed Development Limited
Revenue	399	198
Depreciation and amortisation	(13)	(11)
Other costs	(257)	(56)

Operating profit	129	131

Income tax expense	(23)	(32)

Profit for the year	106	99

Group’s share in profit (National Grid ownership 50%)	53	50

Quadgas HoldCo Limited (associate)

As set out in note 9, on disposal of the Group’s interest in the UK Gas Distribution business, the Group retains an equity interest in UK Gas Distribution through its parent, Quadgas HoldCo Limited and a shareholder loan asset of £0.4 billion (see note 14).

The Group has the power to appoint 4 of the 12 members of the board of Quadgas HoldCo Limited, which confers significant influence, but not joint control. In general, the key strategic, operational and financial decisions can be effected by a simple majority of votes. However, in certain limited circumstances, certain decisions require the consent of both parties. While these circumstances are not expected to occur regularly, given the rights conferred, and in view of the Group’s equity stake, the investment has been accounted for as an equity investment in an associate.

The Group is required to recognise its 39% interest in Quadgas HoldCo Limited initially at fair value, being the market price of the investment as at 31 March 2017. As described in note 9, a Further Acquisition Agreement (FAA) was signed concerning a 14% interest in Quadgas HoldCo Limited structured as a put/call option. National Grid can deliver a sell notice to sell the shares in Quadgas HoldCo Limited with at least six months’ notice, for closing between 1 March 2019 and 30 June 2019. The Consortium can deliver, a purchase notice to acquire the shares in Quadgas HoldCo Limited from 1 July 2019 to 31 October 2019. Since the FAA contains derivative features in the form of put/call options, it is required to be accounted for at fair value through profit and loss. On the basis that no premium was paid or received for entering into this arrangement, and further that, for the reasons set out in note 9, the arrangement was on market terms at 31 March 2017, the fair value of the contract is considered to be zero at year end.

Quadgas HoldCo Limited is an unlisted entity, and so no quoted price exists. The fair value has been determined with reference to the equity value of the business implicit in the sale transaction, adjusted to reflect a deduction for the estimated premium paid for control by the Consortium. In assigning value to the retained interests, the Group has valued 14% of its 39% interest based on the price implied by the FAA. The deduction for control premium has been applied to the residual 25% interest.

The Group is required to complete a purchase price allocation exercise for its interest in Quadgas HoldCo Limited. However, this is not required to be finalised until 31 March 2018. In view of the limited time elapsed since 31 March 2017, amounts disclosed below remain provisional.

Summarised financial information of this associate (reflecting provisional fair values) together with the carrying amount of the investment in the consolidated financial statements is as follows:

2017 £m

Statement of financial position – Quadgas HoldCo Limited
Non-current assets	15,559
All other current assets	299
Non-current liabilities	(10,408)
Current liabilities	(519)

Equity	4,931

Proportion of the Group’s ownership interest in associate	1,923
Discount for non-controlling interest	(312)

Carrying amount of the Group’s interest in associate (National Grid ownership 39%)	1,611

The sale of the previously owned subsidiary and subsequent acquisition of 39% equity interest occurred (note 9) on 31 March 2017. As such, no profit or loss impact noted for the current financial year outside of the amounts disclosed as discontinued operations.

122	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

16. Derivative financial instruments

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

For each class of derivative instrument type the total fair value amounts are as follows:

	2017			2016
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m

Interest rate swaps	849	(657)	192	1,095	(908)	187
Cross-currency interest rate swaps	676	(909)	(233)	690	(589)	101
Foreign exchange forward contracts	160	(113)	47	159	(135)	24
Inflation linked swaps	7	(529)	(522)	1	(420)	(419)
Equity options	15	(15)	–	18	(17)	1

	1,707	(2,223)	(516)	1,963	(2,069)	(106)

The maturity profile of derivative financial instruments is as follows:

	2017			2016
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m

Current
Less than 1 year	192	(1,054)	(862)	278	(337)	(59)

	192	(1,054)	(862)	278	(337)	(59)

Non-current
In 1 to 2 years	199	(305)	(106)	31	(213)	(182)
In 2 to 3 years	122	(160)	(38)	159	(221)	(62)
In 3 to 4 years	39	(83)	(44)	139	(159)	(20)
In 4 to 5 years	419	(36)	383	32	(155)	(123)
More than 5 years	736	(585)	151	1,324	(984)	340

	1,515	(1,169)	346	1,685	(1,732)	(47)

	1,707	(2,223)	(516)	1,963	(2,069)	(106)

For each class of derivative the notional contract[1] amounts are as follows:
					2017 £m	2016 £m

Interest rate swaps					(9,469)	(10,552)
Cross-currency interest rate swaps					(8,631)	(8,316)
Foreign exchange forward contracts					(8,253)	(6,903)
Inflation linked swaps					(1,423)	(1,394)
Equity options					(1,490)	(800)

					(29,266)	(27,965)

1. The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the reporting date.

National Grid Annual Report and Accounts 2016/17	Financial Statements	123

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

16. Derivative financial instruments continued

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

Fair value hedges

Fair value hedges principally consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates. For qualifying fair value hedges, all changes in the fair value of the derivative and changes in the fair value of the item in relation to the risk being hedged are offset in the income statement to the extent the fair value hedge is effective. Adjustments made to the carrying amount of the hedged item for fair value hedges will be amortised over the remaining life, in line with the hedged item.

	2017 £m	2016 £m

Cross-currency interest rate/interest rate swaps	548	482

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

	2017 £m	2016 £m

Cross-currency interest rate/interest rate swaps	(180)	(46)
Foreign exchange forward contracts	69	47
Inflation linked swaps	–	(151)

	(111)	(150)

Net investment hedges

Borrowings, cross-currency swaps and forward currency contracts are used in the management of the foreign exchange exposure arising from the investment in non-sterling denominated subsidiaries. Where these contracts qualify for hedge accounting they are designated as net investment hedges.

	2017 £m	2016 £m

Cross-currency interest rate swaps	(544)	(199)
Foreign exchange forward contracts	(56)	(100)

	(600)	(299)

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

124	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

16. Derivative financial instruments continued

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

	2017 £m	2016 £m

Cross-currency interest rate/interest rate swaps	135	51
Foreign exchange forward contracts	34	77
Inflation linked swaps	(522)	(268)
Equity options	–	1

	(353)	(139)

Discontinuation of hedge accounting

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. At that time, any cumulative gains or losses relating to cash flow hedges recognised in equity are initially retained in equity and subsequently recognised in the income statement in the same periods in which the previously hedged item affects profit or loss, unless the hedged item is no longer expected to occur and then the amounts would be recognised immediately. Amounts deferred in equity with respect to net investment hedges are subsequently recognised in the income statement in the event of the disposal of the overseas operations concerned. For fair value hedges, the cumulative adjustment recorded to the carrying value of the hedged item at the date hedge accounting is discontinued is amortised to the income statement using the effective interest method.

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

17. Inventories and current intangible assets

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

	2017 £m	2016 £m

Fuel stocks	101	120
Raw materials and consumables	191	203
Work in progress	8	13
Current intangible assets – emission allowances	103	101

	403	437

There is a provision for obsolescence of £26 million against inventories as at 31 March 2017 (2016: £28 million).

National Grid Annual Report and Accounts 2016/17	Financial Statements	125

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

18. Trade and other receivables

Trade and other receivables are amounts which are due from our customers for services (and commodities in the US) we have provided. Other receivables also include prepayments made by us, for example, property lease rentals paid in advance.

Trade and other receivables are initially recognised at fair value and other than in respect of commodity contract assets, subsequently measured at amortised cost, less any appropriate allowances for estimated irrecoverable amounts. Commodity contract assets are recorded at fair value. A provision is established for irrecoverable amounts when there is objective evidence that amounts due under the original payment terms will not be collected.

	2017 £m	2016 £m

Trade receivables	1,591	1,276
Accrued income	811	796
Prepayments	228	212
Commodity contract assets	54	22
Other receivables	98	89

	2,782	2,395

Trade receivables are non interest-bearing and generally have a 30 to 90 day term. Due to their short maturities, the fair value of trade and other receivables approximates their book value.

Provision for impairment of receivables

	2016 £m	2015 £m

At 1 April	349	294
Exchange adjustments	51	11
Charge for the year, net of recoveries	147	158
Uncollectible amounts written off against receivables	(121)	(114)
Disposal of UK Gas Distribution	(2)	–

At 31 March	424	349

Trade receivables past due but not impaired

	2017 £m	2016 £m

Up to 3 months past due	238	214
3 to 6 months past due	67	48
Over 6 months past due	143	142

	448	404

For further information on our wholesale and retail credit risk, refer to note 30(a). For further information on our commodity risk, refer to note 30(e).

126	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

19. Cash and cash equivalents

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

	2017 £m	2016 £m

Cash at bank	199	126
Short-term deposits	940	1

Cash and cash equivalents excluding bank overdrafts	1,139	127
Bank overdrafts	–	(3)

Net cash and cash equivalents	1,139	124

At 31 March 2017, £2 million (2016: £2 million) of cash and cash equivalents were restricted. This primarily relates to cash held in captive insurance companies. £940  million (2016: £1 million) comprises short-term money fund deposits.

20. Borrowings

We borrow money primarily in the form of bonds and bank loans. These are for a fixed term and may have fixed or floating interest rates or are linked to RPI. As indicated in note 16, we use derivatives to manage risks associated with interest rates and foreign exchange.

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

	2017 £m	2016 £m

Current
Bank loans	1,339	1,179
Bonds	2,209	1,282
Commercial paper	1,881	1,092
Finance leases	66	53
Other loans	1	2
Bank overdrafts	–	3

	5,496	3,611

Non-current
Bank loans	2,343	1,816
Bonds	20,368	22,556
Finance leases	242	190
Other loans	189	171

	23,142	24,733

Total borrowings	28,638	28,344

National Grid Annual Report and Accounts 2016/17	Financial Statements	127

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

20. Borrowings continued

Total borrowings are repayable as follows:

	2017 £m	2016 £m

Less than 1 year	5,496	3,611
In 1 to 2 years	1,941	1,835
In 2 to 3 years	1,821	1,816
In 3 to 4 years	2,453	1,775
In 4 to 5 years	1,921	2,276
More than 5 years:
by instalments	1,043	742
other than by instalments	13,963	16,289

	28,638	28,344

The fair value of borrowings at 31 March 2017 was £32,239 million (2016: £31,463 million). Where market values were available, fair value of borrowings (Level 1) was £12,547 million (2016: £13,283 million). Where market values were not available, fair value of borrowings (Level 2) was £19,692 million (2016: £18,180 million), calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2017 was £28,310 million (2016: £27,836 million).

The assets of the Colonial Gas Company and the Niagara Mohawk Power Corporation and certain gas distribution assets of the Narragansett Electric Company are subject to liens and other charges and are provided as collateral over borrowings totalling £440 million at 31 March 2017 (2016: £385 million).

Collateral is placed with or received from any counterparty where we have entered into a credit support annex to the ISDA Master Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £709 million (2016: £610 million) in respect of cash received under collateral agreements. For further details of our borrowing facilities, refer to note 31. For further details of our bonds in issue, please refer to the debt investor section of our website.

Assets held under finance leases are recognised at their fair value or, if lower, the present value of the minimum lease payments on inception. The corresponding liability is recognised as a finance lease obligation within borrowings. Rental payments are apportioned between finance costs and reduction in the finance lease obligation, so as to achieve a constant rate of interest.

Assets held under finance leases are depreciated over the shorter of their useful life and the lease term.

Finance lease obligations

	2017 £m	2016 £m

Gross finance lease liabilities are repayable as follows:
Less than 1 year	66	53
1 to 5 years	213	156
More than 5 years	89	75

	368	284
Less: finance charges allocated to future periods	(60)	(41)

	308	243

The present value of finance lease liabilities is as follows:
Less than 1 year	66	53
1 to 5 years	174	137
More than 5 years	68	53

	308	243

Unaudited commentary on borrowings

As at 31 March 2017, total borrowings of £28,638 million (2016: £28,344 million) including bonds, bank loans, commercial paper, collateral, finance leases and other debt had increased by £294 million. We expect to repay £5,496 million of our total borrowings in the next 12 months including commercial paper, collateral and interest, and to fund this repayment through the capital and money markets and surplus cash. The average long-term debt maturity of the portfolio is 11 years (2016: 12 years). Further information on our bonds can be found in the debt investor section of our website.

128	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

21. Trade and other payables

Trade and other payables include amounts owed to suppliers, tax authorities and other parties which are due to be settled within 12 months. The total also includes deferred income, which represents monies received from customers but for which we have not yet delivered the associated service. These amounts are recognised as revenue when the service is provided.

Trade payables are initially recognised at fair value and subsequently measured at amortised cost.

	2017 £m	2016 £m

Trade payables	2,135	2,038
Deferred income	298	275
Commodity contract liabilities	93	96
Social security and other taxes	136	159
Other payables	776	717

	3,438	3,285

Due to their short maturities, the fair value of trade payables approximates their book value. Commodity contract liabilities are recorded at fair value. All other trade and other payables are recorded at amortised cost.

22. Other non-current liabilities

Other non-current liabilities include deferred income which will not be recognised as income until after 31 March 2018. It also includes payables that are not due until after that date.

Commodity contract liabilities are recorded at fair value. All other non-current liabilities are recorded at amortised cost.

	2017 £m	2016 £m

Deferred income	1,032	1,802
Commodity contract liabilities	77	39
Other payables	338	230

	1,447	2,071

There is no material difference between the fair value and the carrying value of other non-current liabilities.

23. Pensions and other post-retirement benefits

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

We separately present our UK and US pension plans to show geographical split. Below we provide a more detailed analysis of the amounts recorded in the primary financial statements and the actuarial assumptions used to value the obligations.

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

National Grid Annual Report and Accounts 2016/17	Financial Statements	129

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

The results of the most recent actuarial valuations are shown below:

	NG UKPS[1]	NGEG of ESPS[2]
Latest full actuarial valuation	30 September 2015[3]	31 March 2016
Actuary	Willis Towers Watson	Aon Hewitt
Market value of plan assets at latest valuation	£16,551m	£2,553m
Actuarial value of benefits due to members	£18,176m	£3,053m
Market value as percentage of benefits	91%	84%
Funding deficit	£1,625m	£500m
Funding deficit (net of tax)	£1,349m	£415m

1.	National Grid UK Pension Scheme.
2.	National Grid Electricity Group of the Electricity Supply Pension Scheme.
3.	NG UKPS valuation at 30 September 2015 occurred prior to sectionalisation and so the figures above represent the entire scheme (including what is now Section C).

130	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

23. Pensions and other post-retirement benefits continued

National Grid UK Pension Scheme

Following the actuarial valuation at 31 March 2013, deficit contributions were paid to the National Grid UK Pension Scheme of £99 million in 2014/15, £100 million in 2015/16 and £101 million in 2016/17.

The last full actuarial valuation for the National Grid UK Pension Scheme was carried out at 30 September 2015. Based on long-term financial assumptions, the contribution rate agreed to meet future benefit accrual was 36% of pensionable earnings (currently 31% by employers and 5% by employees). In addition, National Grid makes payments to the scheme to cover administration costs and the Pension Protection Fund levy.

With effect from 1 January 2017, sectionalisation of the National Grid UK Pension Scheme was carried out in anticipation of the disposal of UK Gas Distribution. The National Grid UK Pension Scheme was split into three sections, each of which are legally and actuarially separate. Section A and Section B are supported by companies within the National Grid Group and Section C is supported by Cadent Gas Limited (previously National Grid Gas Distribution Limited). The disposal of UK Gas Distribution completed on 31 March 2017 and the figures shown in these financial statements cover all three sections for amounts recognised in the income statement and the statement of other comprehensive income. At the reporting date the fair value of plan assets of £6,993 million and fair value of plan obligations of £6,957 million, as calculated on an IAS 19 basis, had been transferred as they form part of the net assets of UK Gas Distribution sold in the gain on sale calculation in note 9. The first actuarial valuation for Section A and Section B will be carried out at 31 March 2017 and these valuation processes have commenced.

Section A

National Grid and the Trustees have agreed on a schedule of contributions, under which payments of £212 million were made in 2016/17 after sectionalisation with effect from 1 January 2017. National Grid has established a security arrangement with a charge in favour of the Trustees. This amount may change over time or following changes to National Grid plc’s credit rating. At 31 March 2017 the value of this was required to be £315 million. This was provided via £227 million in letters of credit with the remainder in surety bonds. The assets held as security will be paid to Section A in the event that National Grid plc or National Grid UK Limited is subject to an insolvency event, if National Grid fails to make the required contributions in relation to Section A, or if National Grid’s credit rating by two out of three specified agencies falls below certain agreed levels for a period of 40 days. The assets held as security will be released back to National Grid if the scheme moves into surplus. In addition, National Grid will make a payment of £72 million (increased in line with RPI) into Section A if National Grid plc’s credit rating by two out of three specified agencies falls below certain agreed levels for a period of 40 days.

Section B

National Grid and the Trustees have agreed on a schedule of contributions, under which payments of £30 million plus an adjustment for RPI will be made in 2017/18 and will thereafter rise in line with RPI. National Grid has established a security arrangement with a charge in favour of the Trustees. This amount may change over time or following changes to National Grid Gas plc’s credit rating. At 31 March 2017 the value of this was required to be £192 million. This was provided via £200 million in letters of credit. The assets held as security will be paid to Section B in the event that National Grid Gas plc (NGG) is subject to an insolvency event, if NGG is given notice of less than 12 months that Ofgem intends to revoke its licence under the Gas Act 1986, if National Grid fails to make the required contributions in relation to Section B, if NGG’s credit rating by two out of three specified agencies falls below certain agreed levels for a period of 40 days, or if NGG grants any charges over its assets other than where agreed with the Trustees. The assets held as security will be released back to National Grid if the scheme moves into surplus. In addition, National Grid will make a payment of £65 million (increased in line with RPI) into Section B if NGG’s credit rating by two out of three specified agencies falls below certain agreed levels for a period of 40 days.

The scheme ceased to allow new hires to join from 1 April 2002. A DC section of the scheme was offered for employees joining after this date, which has since been replaced by The National Grid YouPlan (YouPlan) (see below).

National Grid Electricity Group of the Electricity Supply Pension Scheme

The last full actuarial valuation for the NGEG was carried out at 31 March 2016. This showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 40.7% of pensionable earnings (currently an average of 33.7% by employers and an average of 7% by employees). The next actuarial valuation is required with an effective date no later than 31 March 2019.

Following the 2016 valuation, National Grid and the Trustees agreed on a recovery plan that would see the funding deficit repaid by 31 March 2027. Under the schedule of contributions, payments of £48 million were made in 2016/17, and will rise in line with RPI until 2026/27. As part of the agreement, National Grid has established security arrangements with a charge in favour of the Trustees. At 31 March 2017 the value of this was required to be £212 million. This was provided via £212 million in letters of credit. The assets held as security will be paid to the scheme in the event that National Grid Electricity Transmission plc (NGET) is subject to an insolvency event, if NGET fails to make the required contributions in relation to the scheme, or if NGET ceases to hold a licence granted under the Electricity Act 1989. The assets held as security will be released back to National Grid if the scheme moves into surplus. National Grid has also agreed to make a payment in respect of the deficit up to a maximum of £500 million should certain triggers be breached; namely if NGET ceases to hold the licence granted under the Electricity Act 1989 or NGET’s credit rating by two out of three specified agencies falls below certain agreed levels for a period of 40 days.

The scheme closed to new members from 1 April 2006.

The National Grid YouPlan

The YouPlan is a DC scheme that was launched in 2013 and under the rules of the plan, National Grid double matches contributions to YouPlan up to a maximum of 6% of employee salary. YouPlan is the qualifying scheme used for automatic enrolment and new hires are enrolled into YouPlan.

National Grid Annual Report and Accounts 2016/17	Financial Statements	131

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

23. Pensions and other post-retirement benefits continued

US pension plans

National Grid sponsors numerous non-contributory DB pension plans. The DB plans provide retirement benefits to vested union employees, as well as vested non-union employees hired before 1 January 2011. Benefits under these plans generally reflect age, years of service and compensation and are paid in the form of an annuity or lump sum. An independent actuary performs valuations annually. The Company funds the DB plans by contributing no less than the minimum amount required, but no more than the maximum tax deductible amount allowed under US Internal Revenue Service regulations. The range of contributions determined under these regulations can vary significantly depending upon the funded status of the plans. At present, there is some flexibility in the amount that is contributed on an annual basis. In general, the Company’s policy for funding the US pension plans is to contribute the amounts collected in rates and capitalised in the rate base during the year, to the extent that the funding is no less than the minimum amount required. The assets of the plans are held in trusts and administered by fiduciary committees comprised of appointed employees of the Company.

National Grid also has multiple DC pension plans, primarily comprised of employee savings and Company matching contributions. Non-union employees hired after 1 January 2011, as well as new hires in the majority of represented union employees, receive a core contribution into the DC plan, irrespective of the employee’s contribution into the plan.

US retiree healthcare and life insurance plans

National Grid provides healthcare and life insurance benefits to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in most cases retirees contribute to the cost of their healthcare coverage. In the US, there is no governmental requirement to pre-fund post-retirement healthcare and life insurance plans. However, in general, the Company’s policy for funding the US retiree healthcare and life insurance plans is to contribute amounts collected in rates and capitalised in the rate base during the year.

Amounts recognised in the statement of financial position

	2017 £m	2016 £m	2015 £m

Present value of funded obligations[1]	(25,890)	(28,648)	(29,292)
Fair value of plan assets	24,375	26,434	26,408

	(1,515)	(2,214)	(2,884)
Present value of unfunded obligations	(340)	(304)	(300)
Other post-employment liabilities	(78)	(67)	(74)

Net defined benefit liability	(1,933)	(2,585)	(3,258)

Represented by:
Liabilities	(2,536)	(2,995)	(3,379)
Assets	603	410	121

	(1,933)	(2,585)	(3,258)

The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m

Present value of funded obligations[1]	(15,565)	(19,341)	(20,053)	(6,790)	(5,916)	(5,827)	(3,535)	(3,391)	(3,412)
Fair value of plan assets	15,489	19,401	19,453	6,322	5,136	5,052	2,564	1,897	1,903

	(76)	60	(600)	(468)	(780)	(775)	(971)	(1,494)	(1,509)
Present value of unfunded obligations	(80)	(75)	(72)	(260)	(229)	(228)	–	–	–
Other post-employment liabilities	–	–	–	–	–	–	(78)	(67)	(74)

Net defined benefit liability	(156)	(15)	(672)	(728)	(1,009)	(1,003)	(1,049)	(1,561)	(1,583)

Represented by:
Liabilities	(536)	(300)	(672)	(951)	(1,134)	(1,124)	(1,049)	(1,561)	(1,583)
Assets	380	285	–	223	125	121	–	–	–

	(156)	(15)	(672)	(728)	(1,009)	(1,003)	(1,049)	(1,561)	(1,583)

1.	Present value of funded obligations split approximately as follows:
●	UK pensions at 31 March 2017: 12% active members (2016: 12%; 2015: 12%); 19% deferred members (2016: 18%; 2015: 18%); 69% pensioner members (2016: 70%; 2015: 70%)
●	US pensions at 31 March 2017: 38% active members (2016: 39%; 2015: 38%); 9% deferred members (2016: 9%; 2015: 9%); 53% pensioner members (2016: 52%; 2015: 53%)
●	US other post-retirement benefits at 31 March 2017: 39% active members (2016: 41%; 2015: 38%); 0% deferred members (2016: 0%; 2015: 0%); 61% pensioner members (2016: 59%; 2015: 62%)

These figures reflect legal and actuarial advice that we have taken regarding recognition of surpluses under IFRIC 14 in both the UK and US.

132	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

23. Pensions and other post-retirement benefits continued

Amounts recognised in the income statement and statement of other comprehensive income

							2017 £m	2016 £m	2015 £m

Included within operating costs
Administration costs							16	16	14

Included within payroll costs
Defined contribution scheme costs							69	56	48
Defined benefit scheme costs:
Current service cost							232	221	186
Past service cost – augmentations							1	3	7
Past service (credit)/cost – redundancies							(1)	(1)	1
Past service cost – plan amendments							–	–	1
Special termination benefit cost – redundancies							7	11	20

							308	290	263

Included within finance income and costs
Net interest cost							105	112	101

Included within gain on disposal of discontinued operations
Administration costs							5	2	–
Disposal of UK Gas Distribution							34	–	–

							39	2	–

Total included in income statement[1]							468	420	378

Remeasurement gains/(losses) of pension assets and post-retirement benefit obligations							348	539	(771)
Exchange adjustments							(345)	(81)	(236)

Total included in the statement of other comprehensive income[2]							3	458	(1,007)

1.   Amounts recognised in the income statement include operating costs of £1 million (2016: £1 million; 2015: £1 million); payroll costs of £46 million (2016: £37 million; 2015: £34 million); and net interest income of £2 million (2016: £1 million cost; 2015: £3 million cost) presented within profit from discontinued operations. These amounts all relate to UK pensions.

2.   Amounts recognised in the statement of other comprehensive income include remeasurements of pension assets and post-retirement benefit obligations of £75 million loss (2016: £129 million gain; 2015: £13 million loss) presented within discontinued operations. These amounts all relate to UK pensions.

The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m

Included within operating costs
Administration costs	6	9	6	9	6	7	1	1	1

Included within payroll costs
Defined contribution scheme costs	37	31	26	32	25	22	–	–	–
Defined benefit scheme costs:
Current service cost	76	74	70	103	95	77	53	52	39
Past service cost – augmentations	1	3	7	–	–	–	–	–	–
Past service (credit)/cost – redundancies	(1)	(1)	1	–	–	–	–	–	–
Past service cost – plan amendments	–	–	–	–	–	1	–	–	–
Special termination benefit cost – redundancies	7	11	20	–	–	–	–	–	–

	120	118	124	135	120	100	53	52	39

Included within finance income and costs
Net interest cost	–	18	27	43	36	25	62	58	49

Included within gain on disposal of discontinued operations
Administration costs	5	2	–	–	–	–	–	–	–
Disposal of UK Gas Distribution	34	–	–	–	–	–	–	–	–

	39	2	–	–	–	–	–	–	–

Total included in income statement	165	147	157	187	162	132	116	111	89

Remeasurement (losses)/gains of pension assets and post-retirement benefit obligations	(541)	534	(46)	319	(67)	(408)	570	72	(317)
Exchange adjustments	–	–	–	(140)	(33)	(88)	(205)	(48)	(148)

Total included in the statement of other comprehensive income	(541)	534	(46)	179	(100)	(496)	365	24	(465)

National Grid Annual Report and Accounts 2016/17	Financial Statements	133

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

23. Pensions and other post-retirement benefits continued

Reconciliation of the net defined benefit liability

							2017 £m	2016 £m	2015 £m

Opening net defined benefit liability							(2,585)	(3,258)	(2,411)
Cost recognised in the income statement							(399)	(364)	(330)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income							3	458	(1,007)
Employer contributions							1,073	587	508
Other movements							(25)	(8)	(18)

Closing net defined benefit liability							(1,933)	(2,585)	(3,258)

The geographical split of pensions and other post-retirement benefits is as shown below:
	UK pensions			US pensions			US other post-retirement benefits
	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m

Opening net defined benefit liability	(15)	(672)	(753)	(1,009)	(1,003)	(523)	(1,561)	(1,583)	(1,135)
Cost recognised in the income statement	(128)	(116)	(131)	(155)	(137)	(110)	(116)	(111)	(89)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	(541)	534	(46)	179	(100)	(496)	365	24	(465)
Employer contributions	528	239	258	257	231	126	288	117	124
Other movements	–	–	–	–	–	–	(25)	(8)	(18)

Closing net defined benefit liability	(156)	(15)	(672)	(728)	(1,009)	(1,003)	(1,049)	(1,561)	(1,583)

Changes in the present value of defined benefit obligations (including unfunded obligations)
							2017 £m	2016 £m	2015 £m

Opening defined benefit obligations							(28,952)	(29,592)	(25,594)
Current service cost							(232)	(221)	(186)
Interest cost							(1,057)	(1,026)	(1,127)
Actuarial gains – experience							166	659	163
Actuarial gains/(losses) – demographic assumptions							225	–	(342)
Actuarial (losses)/gains – financial assumptions							(3,377)	218	(2,746)
Past service credit/(cost) – redundancies							1	1	(1)
Special termination benefit cost – redundancies							(7)	(11)	(20)
Past service cost – augmentations							(1)	(3)	(7)
Past service cost – plan amendments							–	–	(1)
Medicare subsidy received							(14)	(15)	(19)
Obligations transferred on disposal of UK Gas Distribution							6,970	–	–
Employee contributions							(1)	(2)	(2)
Benefits paid							1,443	1,348	1,268
Exchange adjustments							(1,394)	(308)	(978)

Closing defined benefit obligations							(26,230)	(28,952)	(29,592)

The geographical split of pensions and other post-retirement benefits is as shown below:
	UK pensions			US pensions			US other post-retirement benefits
	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m

Opening defined benefit obligations	(19,416)	(20,125)	(18,162)	(6,145)	(6,055)	(4,752)	(3,391)	(3,412)	(2,680)
Current service cost	(76)	(74)	(70)	(103)	(95)	(77)	(53)	(52)	(39)
Interest cost	(615)	(649)	(762)	(285)	(242)	(235)	(157)	(135)	(130)
Actuarial gains/(losses) – experience	106	552	100	(2)	15	(22)	62	92	85
Actuarial gains/(losses) – demographic assumptions	214	–	(95)	2	–	(125)	9	–	(122)
Actuarial (losses)/gains – financial assumptions	(3,751)	–	(1,980)	37	120	(486)	337	98	(280)
Past service credit/(cost) – redundancies	1	1	(1)	–	–	–	–	–	–
Special termination benefit cost – redundancies	(7)	(11)	(20)	–	–	–	–	–	–
Past service cost – augmentations	(1)	(3)	(7)	–	–	–	–	–	–
Past service cost – plan amendments	–	–	–	–	–	(1)	–	–	–
Medicare subsidy received	–	–	–	–	–	–	(14)	(15)	(19)
Obligations transferred on disposal of UK Gas Distribution	6,970	–	–	–	–	–	–	–	–
Employee contributions	(1)	(2)	(2)	–	–	–	–	–	–
Benefits paid	931	895	874	349	310	269	163	143	125
Exchange adjustments	–	–	–	(903)	(198)	(626)	(491)	(110)	(352)

Closing defined benefit obligations	(15,645)	(19,416)	(20,125)	(7,050)	(6,145)	(6,055)	(3,535)	(3,391)	(3,412)

134	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

23. Pensions and other post-retirement benefits continued

Changes in the fair value of plan assets

							2017 £m	2016 £m	2015 £m

Opening fair value of plan assets							26,434	26,408	23,258
Interest income							952	914	1,026
Return on assets greater/(less) than assumed							3,334	(338)	2,154
Administration costs							(21)	(18)	(14)
Employer contributions							1,073	587	508
Employee contributions							1	2	2
Benefits paid							(1,443)	(1,348)	(1,268)
Exchange adjustments							1,049	227	742
Assets transferred on disposal of UK Gas Distribution							(7,004)	–	–

Closing fair value of plan assets							24,375	26,434	26,408

Actual return on plan assets							4,286	576	3,180

Expected contributions to plans in the following year							491	686	533

The geographical split of pensions and other post-retirement benefits is as shown below:
	UK pensions			US pensions			US other post-retirement benefits
	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m

Opening fair value of plan assets	19,401	19,453	17,409	5,136	5,052	4,229	1,897	1,903	1,620
Interest income	615	631	735	242	206	210	95	77	81
Return on assets greater/(less) than assumed	2,890	(18)	1,929	282	(202)	225	162	(118)	–
Administration costs	(11)	(11)	(6)	(9)	(6)	(7)	(1)	(1)	(1)
Employer contributions	528	239	258	257	231	126	288	117	124
Employee contributions	1	2	2	–	–	–	–	–	–
Benefits paid	(931)	(895)	(874)	(349)	(310)	(269)	(163)	(143)	(125)
Exchange adjustments	–	–	–	763	165	538	286	62	204
Assets transferred on disposal of UK Gas Distribution	(7,004)	–	–	–	–	–	–	–	–

Closing fair value of plan assets	15,489	19,401	19,453	6,322	5,136	5,052	2,564	1,897	1,903

Actual return on plan assets	3,505	613	2,664	524	4	435	257	(41)	81

Expected contributions to plans in the following year	128	228	225	229	220	204	134	238	104

National Grid Annual Report and Accounts 2016/17	Financial Statements	135

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

23. Pensions and other post-retirement benefits continued

Asset allocations

Within the asset allocations below there is significant diversification across regions, asset managers, currencies and bond categories.

UK pensions

	2017			2016			2015
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equities[1]	2,624	596	3,220	3,272	962	4,234	3,848	761	4,609
Corporate bonds[2]	3,526	–	3,526	5,601	–	5,601	6,494	–	6,494
Government securities	5,406	–	5,406	6,059	–	6,059	4,637	–	4,637
Property	90	708	798	90	1,081	1,171	86	1,082	1,168
Diversified alternatives[3]	250	628	878	159	505	664	–	716	716
Liability matching assets[4]	1,162	–	1,162	1,020	–	1,020	878	–	878
Other[5]	63	436	499	649	3	652	936	15	951
	13,121	2,368	15,489	16,850	2,551	19,401	16,879	2,574	19,453

1.	Included within equities at 31 March 2017 were ordinary shares of National Grid plc with a value of £2 million (2016: £7 million; 2015: £14 million).
2.	Included within corporate bonds at 31 March 2017 was an investment in a number of bonds issued by subsidiary undertakings with a value of £nil (2016: £70 million; 2015: £80 million).
3.	Includes return seeking non-conventional asset classes.
4.	Includes liability-driven investment vehicles.
5.	Includes cash and cash type instruments.

US pensions

	2017			2016			2015
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equities	698	1,915	2,613	625	1,508	2,133	617	1,455	2,072
Corporate bonds	1,130	537	1,667	954	483	1,437	969	473	1,442
Government securities	872	71	943	711	–	711	727	–	727
Property	–	335	335	–	276	276	–	249	249
Diversified alternatives[1]	209	433	642	163	334	497	164	334	498
Other	31	91	122	–	82	82	–	64	64
	2,940	3,382	6,322	2,453	2,683	5,136	2,477	2,575	5,052

1.	Includes return seeking non-conventional asset classes.

US other post-retirement benefits

	2017			2016			2015
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equities	405	1,162	1,567	281	853	1,134	289	872	1,161
Corporate bonds	19	–	19	37	1	38	34	–	34
Government securities	520	1	521	390	–	390	382	–	382
Diversified alternatives[1]	166	149	315	122	104	226	114	100	214
Other	–	142	142	–	109	109	–	112	112
	1,110	1,454	2,564	830	1,067	1,897	819	1,084	1,903

1.	Includes return seeking non-conventional asset classes.

136	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

23. Pensions and other post-retirement benefits continued

Target asset allocations

Each plan’s investment strategy is formulated specifically in order to manage risk, through investment in diversified asset classes, including the use of liability matching assets and where appropriate through the employment of interest rate and inflation hedging instruments. The target asset allocation of the plans as at 31 March 2017 is as follows:

	UK pensions %	US pensions %	US other post-retirement benefits %
Equities	22	40	65
Other	78	60	35
	100	100	100

Actuarial assumptions

The Company has applied the following financial assumptions in assessing DB liabilities.

	UK pensions			US pensions			US other post-retirement benefits
	2017%	2016%	2015%	2017%	2016%	2015%	2017%	2016%	2015%
Discount rate[1]	2.4	3.3	3.3	4.3	4.3	4.1	4.3	4.3	4.1
Rate of increase in salaries[2]	3.5	3.2	3.2	3.5	3.5	3.5	3.5	3.5	3.5
Rate of increase in RPI[3]	3.2	2.9	2.9	n/a	n/a	n/a	n/a	n/a	n/a
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	7.0	7.5	8.0
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	4.5	4.5	5.0

1.	The discount rates for pension liabilities have been determined by reference to appropriate yields on high-quality corporate bonds prevailing in the UK and US debt markets at the reporting date.
2.	A promotional scale has also been used where appropriate. The UK assumption stated is that relating to service prior to 1 April 2014. The UK assumption for the rate of increase in salaries for service after this date is 2.2% (2016: 2.1%).
3.	This is the key assumption that determines assumed increases in pensions in payment and deferment in the UK only. The assumptions for the UK were 3.2% (2016: 2.9%; 2015: 2.9%) for increases in pensions in payment and 3.2% (2016: 2.9%; 2015: 2.9%) for increases in pensions in deferment.

For sensitivity analysis see note 33.

	2017		2016		2015
	UK years	US years	UK years	US years	UK years	US years
Assumed life expectations for a retiree age 65
Today:
Males	22.9	21.9	22.8	21.8	22.7	21.7
Females	24.7	24.1	25.2	24.0	25.1	23.9
In 20 years:
Males	25.1	23.6	25.1	23.5	24.9	23.4
Females	27.1	25.7	27.6	25.6	27.4	25.6

Maturity profile of DB obligations

The weighted average duration of the DB obligation for each category of scheme is 16 years for UK pension schemes; 13 years for US pension schemes and 15 years for US other post-retirement benefits.

National Grid Annual Report and Accounts 2016/17	Financial Statements	137

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

The unwinding of the discount is included within the income statement as a financing charge.

	Environmental £m	Decommissioning £m	Restructuring £m	Emissions £m	Other £m	Total provisions £m

At 1 April 2015	1,164	137	39	23	372	1,735
Exchange adjustments	29	3	–	1	9	42
Additions	30	22	10	1	33	96
Unused amounts reversed	(15)	(8)	(1)	–	(3)	(27)
Unwinding of discount	58	4	1	–	10	73
Utilised	(97)	(17)	(19)	(7)	(60)	(200)

At 31 March 2016	1,169	141	30	18	361	1,719
Exchange adjustments	137	13	–	2	36	188
Additions	572	107	16	12	308	1,015
Unused amounts reversed	(75)	–	(5)	–	(6)	(86)
Unwinding of discount	60	–	1	–	12	73
Utilised	(110)	(19)	(25)	–	(73)	(227)
Disposal of UK Gas Distribution	(32)	(21)	–	–	(41)	(94)

At 31 March 2017	1,721	221	17	32	597	2,588

					2017 £m	2016 £m

Current					416	236
Non-current					2,172	1,483

					2,588	1,719

138	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

24. Provisions continued

Environmental provision

The environmental provision represents the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings, together with certain US sites that National Grid no longer owns. The environmental provision is as follows:

	2017			2016
	Discounted £m	Undiscounted £m	Real discount rate	Discounted £m	Undiscounted £m	Real discount rate

UK sites	242	270	1%	280	348	2%
US sites	1,479	1,619	1%	889	1,031	2%

	1,721	1,889		1,169	1,379

The remediation expenditure in the UK relates to old gas manufacturing sites and also to electricity transmission sites. Cash flows are expected to be incurred between 2017 and 2077. A number of estimation uncertainties affect the calculation of the provision, including the impact of regulation, accuracy of the site surveys, unexpected contaminants, transportation costs, the impact of alternative technologies and changes in the real discount rate. This provision incorporates our best estimate of the financial effect of these uncertainties, but future changes in any of the assumptions could materially impact the calculation of the provision. The undiscounted amount is the undiscounted best estimate of the liability having regard to these uncertainties.

The remediation expenditure in the US is expected to be incurred between 2017 and 2071. The increase in the US provision principally relates to the reduction in real discount rate and expected expenditure in relation to three industrial sites located on or near waterways in New York that are subject to both state and federal law in the US. Refer to note 4 for further details. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK sites. This expenditure is expected to be largely recoverable from ratepayers under the terms of various rate agreements in the US.

Decommissioning provision

The decommissioning provision represents £78 million (2016: £66 million) of expenditure relating to asset retirement obligations estimated to be incurred until 2095, and £107 million (2016: £nil) of expenditure relating to the demolition of gas holders estimated to be incurred until 2026. It also includes the net present value of the estimated expenditure (discounted at a real rate of 1%) expected to be incurred until 2033 in respect of the decommissioning of certain US nuclear generating units that National Grid no longer owns. A pre-existing decommissioning provision formed part of the net assets sold as part of the UK Gas Distribution transaction.

Restructuring provision

The restructuring provision principally relates to business reorganisation costs in the UK and is expected to be incurred until 2023.

Other provisions

Included within other provisions at 31 March 2017 are the following amounts in respect of the disposal of UK Gas Distribution:

●	£150 million voluntary distribution to be made for the benefit of energy customers on the successful sale of UK Gas Distribution.
We anticipate this expenditure being incurred over three years; and
●	£143 million in respect of business set up costs and business restructuring costs (as disclosed in note 9). We expect the majority of this provision to be utilised within one year.

Other provisions also include:

●	Amounts provided in respect of onerous lease commitments and rates payable on surplus properties of £84 million (2016: £100 million) with expenditure expected to be incurred until 2039;
●	£166 million (2016: £190 million) of estimated liabilities in respect of past events insured by insurance subsidiary undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date; and
●	£13 million (2016: £13 million) in respect of obligations associated with investments in joint ventures and associates.

National Grid Annual Report and Accounts 2016/17	Financial Statements	139

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

25. Share capital

Ordinary share capital represents the total number of shares issued which are publicly traded. We also disclose the number of treasury shares the Company holds, which are shares that the Company has bought itself, predominantly to actively manage share issuances under the scrip dividend scheme and to satisfy employee share option plan liabilities.

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

	Allotted, called up and fully paid
	million	£m

At 1 April 2015	3,892	443
Issued during the year in lieu of dividends[1]	32	4

At 31 March 2016	3,924	447
Issued during the year in lieu of dividends[1]	19	2

At 31 March 2017	3,943	449

1.	The issue of shares under the scrip dividend scheme is considered to be a bonus issue under the terms of the Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

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

On 19 April 2017, the Company announced that its Board had approved a special interim dividend of 84.375 pence per existing ordinary share ($5.4224 per existing ADS) following completion of the sale of the majority interest in UK Gas Distribution. In order to maintain the comparability of the Company’s share price before and after the special dividend, the Company plans to undertake a share consolidation. The share consolidation will replace every 12 existing ordinary shares with 11 new ordinary shares. The Company has published a notice of general meeting and explanatory circular to shareholders regarding the share consolidation and related resolutions which will be subject to shareholder approval at the General Meeting of the Company being held on 19 May 2017.

In line with the provisions of the Companies Act 2006, the Company has amended its Articles of Association and ceased to have authorised share capital.

Treasury shares

At 31 March 2017, the Company held 193 million (2016: 179 million) of its own shares. The market value of these shares as at 31 March 2017 was £1,958 million (2016: £1,767 million).

The Company made the following transactions in respect of its own shares during the year ended 31 March 2017:

1.	During the year, the Company, as part of management of the dilutive effect of share issuances under the scrip dividend scheme, repurchased 20 million (2016: 31 million) ordinary shares for aggregate consideration of £189 million (2016: £267 million), including transaction costs. The shares repurchased have a nominal value of £2 million (2016: £4 million) and represented approximately 1% (2016: 1%) of the ordinary shares in issue as at 31 March 2017.

2.	During the year, 3 million (2016: 2 million) treasury shares were gifted to National Grid Employee Share Trusts and 3 million (2016: 3 million) treasury shares were re-issued in relation to employee share schemes, in total representing approximately 0.2% (2016: 0.1%) of the ordinary shares in issue as at 31 March 2017. The nominal value of these shares was £1 million (2016: £1 million) and the total proceeds received were £18 million (2016: £16 million).

3.	During the year the Company made payments totalling £6 million (2016: £6 million) to National Grid Employee Share Trusts, outside of its share repurchase programme, to enable the trustees to make purchases of National Grid plc shares in order to satisfy the requirements of employee share option and reward plans.

The maximum number of shares held during the year was 194 million ordinary shares (2016: 179 million) representing approximately 4.9% (2016: 4.6%) of the ordinary shares in issue as at 31 March 2017 and having a nominal value of £22 million (2016: £20 million).

140	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

26. Other equity reserves

Other equity reserves are different categories of equity as required by accounting standards and represent the impact of a number of our historical transactions.

Other equity reserves comprise the translation reserve (see accounting policy D in note 1), cash flow hedge reserve (see note 16), available-for-sale reserve (see note 14), the capital redemption reserve and the merger reserve. The merger reserve arose as a result of the application of merger accounting principles under the then prevailing UK GAAP, which under IFRS 1 was retained for mergers that occurred prior to the IFRS transition date. Under merger accounting principles, the difference between the carrying amount of the capital structure of the acquiring vehicle and that of the acquired business was treated as a merger difference and included within reserves.

As the amounts included in other equity reserves are not attributable to any of the other classes of equity presented, they have been disclosed as a separate classification of equity.

	Translation £m	Cash flow hedge £m	Available- for-sale £m	Capital redemption £m	Merger £m	Total £m
At 1 April 2014	305	14	68	19	(5,165)	(4,759)
Exchange adjustments	174	–	–	–	–	174
Net (losses)/gains taken to equity	–	(154)	41	–	–	(113)
Transferred to/(from) profit or loss	–	13	(8)	–	–	5
Tax	–	18	(7)	–	–	11
At 31 March 2015	479	(109)	94	19	(5,165)	(4,682)
Exchange adjustments	69	–	–	–	–	69
Net gains taken to equity	–	50	43	–	–	93
Transferred to profit or loss	–	29	–	–	–	29
Tax	–	(15)	(17)	–	–	(32)
At 31 March 2016	548	(45)	120	19	(5,165)	(4,523)
Exchange adjustments	346	–	–	–	–	346
Net (losses)/gains taken to equity	–	(36)	81	–	–	45
Transferred to/(from) profit or loss	–	227	(25)	–	–	202
Tax	–	(43)	(14)	–	–	(57)
At 31 March 2017	894	103	162	19	(5,165)	(3,987)

The merger reserve represents the difference between the carrying value of subsidiary undertaking investments and their respective capital structures following the Lattice demerger from BG Group plc and the 1999 Lattice refinancing.

The cash flow hedge reserve will be transferred to the income statement until the committed future cash flows from borrowings and capital projects (as described in note 16) are paid. The amount due to be released from reserves to the income statement next year is a gain of £22 million (pre-tax). The remainder will be released based on the maturity profile of borrowings due after more than one year and on the stage of completion of existing capital projects.

National Grid Annual Report and Accounts 2016/17	Financial Statements	141

Notes to the consolidated financial statements

– analysis of items in the primary statements continued

27. Net debt

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

The primary objective of the treasury function is to manage our funding and liquidity requirements. A secondary objective is to manage the associated financial risks, in the form of interest rate risk and foreign exchange risk, to within pre-authorised parameters. Details of the main risks arising from our financing and commodity hedging activities can be found in the risk factors discussion starting on page 180 and in note 30 to the consolidated financial statements on pages 145 to 152.

Investment of surplus funds, usually in short-term fixed deposits or placements with money market funds that invest in highly liquid instruments of high credit quality, is subject to our counterparty risk management policy.

The movement in cash and cash equivalents is reconciled to movements in net debt.

(a) Reconciliation of net cash flow to movement in net debt

	2017 £m	2016 £m	2015 £m
Increase/(decrease) in cash and cash equivalents	984	4	(247)
Increase/(decrease) in financial investments	5,675	391	(1,157)
(Increase)/decrease in borrowings and related derivatives	(3,715)	(1,100)	682
Net interest paid on the components of net debt[1]	1,955	810	925
Change in debt resulting from cash flows	4,899	105	203
Changes in fair value of financial assets and liabilities and exchange movements	(2,273)	(515)	(1,777)
Net interest charge on the components of net debt[1]	(2,401)	(913)	(1,068)
Disposal of UK Gas Distribution	5,890	–	–
Other non-cash movements	(64)	(87)	(83)
Movement in net debt (net of related derivative financial instruments) in the year	6,051	(1,410)	(2,725)
Net debt (net of related derivative financial instruments) at start of year	(25,325)	(23,915)	(21,190)
Net debt (net of related derivative financial instruments) at end of year	(19,274)	(25,325)	(23,915)
Composition of net debt Net debt is made up as follows:
	2017 £m	2016 £m	2015 £m
Cash, cash equivalents and financial investments	9,880	3,125	2,678
Borrowings and bank overdrafts	(28,638)	(28,344)	(25,910)
Derivatives	(516)	(106)	(683)
	(19,274)	(25,325)	(23,915)

1.	An exceptional charge of £1,313 million (2016: £nil; 2015: £131 million) is included in net interest charge on the components of net debt and an exceptional cash outflow of £1,052 million (2016: £nil; 2015: £152 million) is included in net interest paid on the components of net debt.

142	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

27. Net debt continued

(b) Analysis of changes in net debt

	Cash and cash equivalents £m	Bank overdrafts £m	Net cash and cash equivalents £m	Financial investments £m	Borrowings £m	Derivatives £m	Total £m [1]
At 1 April 2014	354	(15)	339	3,599	(25,935)	807	(21,190)
Cash flow	(259)	12	(247)	(1,194)	1,721	(77)	203
Fair value gains and losses and exchange movements	24	–	24	118	(451)	(1,468)	(1,777)
Interest income/(charges)	–	–	–	36	(1,160)	56	(1,068)
Other non-cash movements	–	–	–	–	(82)	(1)	(83)
At 31 March 2015	119	(3)	116	2,559	(25,907)	(683)	(23,915)
Cash flow	4	–	4	368	(631)	364	105
Fair value gains and losses and exchange movements	4	–	4	49	(739)	171	(515)
Interest income/(charges)[2]	–	–	–	22	(978)	43	(913)
Other non-cash movements	–	–	–	–	(86)	(1)	(87)
At 31 March 2016	127	(3)	124	2,998	(28,341)	(106)	(25,325)
Cash flow	1,001	(17)	984	5,624	(2,196)	487	4,899
Fair value gains and losses and exchange movements	16	–	16	141	(1,527)	(903)	(2,273)
Interest income/(charges)[2]	–	–	–	53	(2,221)	(233)	(2,401)
Other non-cash movements	–	–	–	–	(294)	230	(64)
Disposal	(5)	20	15	(75)	5,941	9	5,890
At 31 March 2017	1,139	–	1,139	8,741	(28,638)	(516)	(19,274)
Balances at 31 March 2017 comprise:
Non-current assets	–	–	–	–	–	1,515	1,515
Current assets	1,139	–	1,139	8,741	–	192	10,072
Current liabilities	–	–	–	–	(5,496)	(1,054)	(6,550)
Non-current liabilities	–	–	–	–	(23,142)	(1,169)	(24,311)
	1,139	–	1,139	8,741	(28,638)	(516)	(19,274)

1.	Includes accrued interest at 31 March 2017 of £210 million (2016: £243 million; 2015: £230 million).
2.	An exceptional expense of £1,313 million (2016: £nil; 2015: £131 million) is included in net interest charge on the components of net debt and an exceptional cash outflow of £1,052 million (2016: £nil; 2015: £152 million) is included in net interest paid on the components of net debt.

National Grid Annual Report and Accounts 2016/17	Financial Statements	143

Notes to the consolidated financial statements

– supplementary information

This section includes information that is important to enable a full understanding of our financial position, particularly areas of potential uncertainty that could affect us in the future.

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

28. Commitments and contingencies

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

	2017 £m	2016 £m
Future capital expenditure
Contracted for but not provided	2,571	2,616
Operating lease commitments
Less than 1 year	95	92
In 1 to 2 years	82	86
In 2 to 3 years	58	72
In 3 to 4 years	56	54
In 4 to 5 years	54	52
More than 5 years	274	286
	619	642
Energy purchase commitments[1]
Less than 1 year	1,325	1,096
In 1 to 2 years	744	598
In 2 to 3 years	587	454
In 3 to 4 years	507	362
In 4 to 5 years	436	315
More than 5 years	2,100	1,477
	5,699	4,302
Guarantees and letters of credit
Guarantee of sublease for US property (expires 2040)	225	219
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	100	113
Guarantees of certain obligations for construction of HVDC West Coast Link (expected expiry 2017)	281	415
Guarantees of certain obligations of Nemo Link Limited (various expiry dates)	140	166
Guarantees of certain obligations of National Grid North Sea Link Limited (various expiry dates)	1,059	1,038
Guarantees of certain obligations of St William Homes LLP (various expiry dates)	147	96
Guarantees of certain obligations for construction of IFA 2 SAS (expected expiry 2021)	354	–
Other guarantees and letters of credit (various expiry dates)	474	344
	2,780	2,391

1.	Energy purchase commitments relate to contractual commitments to purchase electricity or gas that are used to satisfy physical delivery requirements to our customers or for energy that we use ourselves (i.e. normal purchase, sale or usage) and hence are accounted for as ordinary purchase contracts. Details of commodity contracts that do not meet the normal purchase, sale or usage criteria, and hence are accounted for as derivative contracts, are shown in note 30(e).

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £15 million (2016: £21 million).

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

144	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

29. Related party transactions

Related parties include joint ventures, associates, investments and key management personnel.

The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms:

	2017 £m	2016 £m	2015 £m
Sales: Goods and services supplied to a pension plan	3	3	3
Sales: Goods and services supplied to joint ventures[1]	78	9	9
Sales: Goods and services supplied to associates	–	4	40
Purchases: Goods and services received from joint ventures[2]	168	183	68
Purchases: Goods and services received from associates[2]	169	83	52

Receivable from joint ventures[3]	64	7	4
Receivable from associates[3]	457	–	–
Payable to joint ventures[4]	84	96	2
Payable to associates	27	7	4

Dividends received from joint ventures[5]	75	48	49
Dividends received from associates	24	24	30

1.	During the year the Company sold property sites to joint venture St William Homes LLP.
2.	During the year the Company received goods and services from a number of US associates, both for the transportation of gas and for pipeline services in the US. Additionally, goods and services were received from UK joint ventures for the construction of a transmission link in the UK.
3.	Amounts receivable from associates includes a loan receivable balance from Quadgas HoldCo Limited of £434 million as a result of the sale of the UK Gas Distribution business (see note 9 for additional information) and a loan receivable balance of £61 million from Nemo Link Limited.
4.	Amounts payable to joint ventures include deposits received for National Grid property sites from St William Homes LLP.
5.	Dividends in respect of joint ventures were received from BritNed Development Limited.

Details of investments in principal subsidiary undertakings, joint ventures and associates are disclosed in note 32 and information relating to pension fund arrangements is disclosed in note 23. For details of Directors’ and key management remuneration, refer to the audited section of the Remuneration Report and note 3(c). Information regarding the disposal of UK Gas Distribution is included in note 9.

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

We have exposure to the following risks, which are described in more detail below:

●	credit risk;
●	liquidity risk;
●	interest rate risk;
●	currency risk;
●	commodity risk; and
●	capital risk.

National Grid Annual Report and Accounts 2016/17	Financial Statements	145

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

Treasury credit risk

Counterparty risk arises from the investment of surplus funds and from the use of derivative financial instruments. As at 31 March 2017, the following limits were in place for investments held with banks and financial institutions:

	Maximum limit £m	Long-term limit £m
Triple ‘A’ G8 sovereign entities (AAA)	Unlimited	Unlimited
Triple ‘A’ vehicles (AAA)	326	277
Triple ‘A’ range institutions and non G8 sovereign entities (AAA)	1,113 to 1,680	560 to 878
Double ‘A+’ G8 sovereign entities (AA+)	1,680	878
Double ‘A’ range institutions (AA)	665 to 837	338 to 418
Single ‘A’ range institutions (A)	229 to 326	116 to 167

As at 31 March 2016 and 2017, we had a number of exposures to individual counterparties. In accordance with our treasury policies, counterparty credit exposure utilisations are monitored daily against the counterparty credit limits. Counterparty credit ratings and market conditions are reviewed continually with limits being revised and utilisation adjusted, if appropriate. Management does not expect any significant losses from non performance by these counterparties.

Commodity credit risk

The credit policy for US-based commodity transactions is owned by the Finance Committee to the Board, which establishes controls and procedures to determine, monitor and minimise the credit exposure to counterparties. Authority to administer the policy has been delegated to the Energy Procurement Risk Management Committee by the Board and the Executive Committee.

Wholesale and retail credit risk

Our principal commercial exposure in the UK is governed by the credit rules within the regulated codes: Uniform Network Code and Connection and Use of System Code. These set out the level of credit relative to the RAV for each credit rating. In the US, we are required to supply electricity and gas under state regulations. Our credit policies and practices are designed to limit credit exposure by collecting security deposits prior to providing utility services, or after utility service has commenced if certain applicable regulatory requirements are met. Collection activities are managed on a daily basis. Sales to retail customers are usually settled in cash, cheques, electronic bank payments or by using major credit cards. We are committed to measuring, monitoring, minimising and recording counterparty credit risk in our wholesale business. The utilisation of credit limits is regularly monitored and collateral is collected against these accounts when necessary. Management does not expect any significant losses of receivables that have not been provided for as shown in note 18.

146	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

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

					Related amounts available to be offset but not offset in statement of financial position
At 31 March 2017	Gross carrying amounts £m	Gross amounts offset £m	[1]	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Derivative financial instruments	1,707	–		1,707	(718)	(692)	297
Commodity contracts	106	–		106	(25)	–	81
	1,813	–		1,813	(743)	(692)	378
Liabilities
Derivative financial instruments	(2,223)	–		(2,223)	718	1,230	(275)
Commodity contracts	(170)	–		(170)	25	18	(127)
	(2,393)	–		(2,393)	743	1,248	(402)

	(580)	–		(580)	–	556	(24)
					Related amounts available to be offset but not offset in statement of financial position
At 31 March 2016	Gross carrying amounts £m	Gross amounts offset £m	[1]	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Derivative financial instruments	1,963	–		1,963	(997)	(597)	369
Commodity contracts	33	(1)		32	(4)	–	28
	1,996	(1)		1,995	(1,001)	(597)	397
Liabilities
Derivative financial instruments	(2,069)	–		(2,069)	997	932	(140)
Commodity contracts	(145)	10		(135)	4	20	(111)
	(2,214)	10		(2,204)	1,001	952	(251)

	(218)	9		(209)	–	355	146

1.	The gross financial assets and liabilities offset in the statement of financial position primarily relate to commodity contracts. Offsets relate to margin payments for NYMEX gas futures which are traded on a recognised exchange.

National Grid Annual Report and Accounts 2016/17	Financial Statements	147

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

The following is an analysis of the contractual undiscounted cash flows payable under financial liabilities and derivative assets and liabilities as at the reporting date:

At 31 March 2017	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(5,142)	(1,864)	(1,750)	(19,245)	(28,001)
Interest payments on borrowings[1]	(767)	(707)	(670)	(12,975)	(15,119)
Finance lease liabilities	(66)	(58)	(61)	(183)	(368)
Other non-interest bearing liabilities	(2,989)	(260)	–	–	(3,249)

Derivative financial liabilities
Derivative contracts – receipts	571	961	572	234	2,338
Derivative contracts – payments	(1,551)	(959)	(304)	(610)	(3,424)
Commodity contracts	(15)	(18)	(8)	–	(41)
	(9,959)	(2,905)	(2,221)	(32,779)	(47,864)

At 31 March 2016	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(3,225)	(1,777)	(1,760)	(20,831)	(27,593)
Interest payments on borrowings[1]	(839)	(806)	(746)	(13,549)	(15,940)
Finance lease liabilities	(53)	(58)	(43)	(130)	(284)
Other non-interest bearing liabilities	(2,755)	(230)	–	–	(2,985)

Derivative financial liabilities
Derivative contracts – receipts	314	487	846	811	2,458
Derivative contracts – payments	(389)	(964)	(855)	(914)	(3,122)
Commodity contracts	(104)	(32)	(9)	1	(144)
	(7,051)	(3,380)	(2,567)	(34,612)	(47,610)

1.	The interest on borrowings is calculated based on borrowings held at 31 March without taking account of future issues. Floating rate interest is estimated using a forward interest rate curve as at 31 March. Payments are included on the basis of the earliest date on which the Company can be required to settle.

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

The table in note 20 sets out the carrying amount, by contractual maturity, of borrowings that are exposed to interest rate risk before taking into account interest rate swaps.

148	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

30. Financial risk management continued

(c) Interest rate risk continued

During 2017 and 2016, net debt was managed using derivative instruments to hedge interest rate risk as follows:

	2017					2016
	Fixed rate £m	Floating rate £m	Inflation linked £m	Other £m [1]	Total £m	Fixed rate £m	Floating rate £m	Inflation linked £m	Other £m [1]	Total £m
Cash and cash equivalents	940	199	–	–	1,139	1	126	–	–	127
Financial investments	44	8,691	–	6	8,741	54	2,939	–	5	2,998
Borrowings[2]	(17,681)	(3,917)	(7,040)	–	(28,638)	(17,706)	(3,008)	(7,629)	(1)	(28,344)
Pre-derivative position	(16,697)	4,973	(7,040)	6	(18,758)	(17,651)	57	(7,629)	4	(25,219)
Derivative effect[3]	1,424	(1,785)	(155)	–	(516)	1,788	(2,481)	587	–	(106)
Net debt position	(15,273)	3,188	(7,195)	6	(19,274)	(15,863)	(2,424)	(7,042)	4	(25,325)

1. Represents financial instruments which are not directly affected by interest rate risk, such as investments in equity or other similar financial instruments.

2. Includes bank overdrafts.

3. The impact of 2017/18 (2016: 2016/17) maturing short-dated interest rate derivatives is included.

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

During 2017 and 2016, derivative financial instruments were used to manage foreign currency risk as follows:

	2017					2016
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Cash and cash equivalents	1,110	–	29	–	1,139	3	1	123	–	127
Financial investments	6,824	98	1,753	66	8,741	1,201	105	1,622	70	2,998
Borrowings[1]	(11,099)	(5,373)	(10,729)	(1,437)	(28,638)	(13,131)	(5,061)	(8,806)	(1,346)	(28,344)
Pre-derivative position	(3,165)	(5,275)	(8,947)	(1,371)	(18,758)	(11,927)	(4,955)	(7,061)	(1,276)	(25,219)
Derivative effect	2,310	6,241	(10,708)	1,641	(516)	2,374	4,971	(8,989)	1,538	(106)
Net debt position	(855)	966	(19,655)	270	(19,274)	(9,553)	16	(16,050)	262	(25,325)

1. Includes bank overdrafts.

The exposure to dollars largely relates to our net investment hedge activities; exposure to euros largely relates to hedges for our future non-sterling capital expenditure as described in note 16.

The currency exposure on other financial instruments is as follows:

	2017					2016
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Trade and other receivables	83	–	1,660	–	1,743	220	8	1,236	–	1,464
Trade and other payables	(1,209)	–	(1,795)	–	(3,004)	(1,380)	–	(1,471)	–	(2,851)
Other non-current assets	(100)	–	(315)	–	(415)	(17)	–	(252)	–	(269)

The carrying amounts of other financial instruments are denominated in the above currencies, which in most instances are the functional currency of the respective subsidiaries. Our exposure to dollars is due to activities in our US subsidiaries. We do not have any other significant exposure to currency risk on these balances.

National Grid Annual Report and Accounts 2016/17	Financial Statements	149

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

Energy purchase contracts for the forward purchase of electricity or gas that are used to satisfy physical delivery requirements to customers or for energy that the Company uses itself meet the normal purchase, sale or usage exemption of IAS 39. They are, therefore, not recognised in the financial statements until they are realised. Disclosure of commitments under such contracts is made in note 28.

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

The fair value of our commodity contracts by type can be analysed as follows:

	2017			2016
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Commodity purchase contracts accounted for as derivative contracts
Forward purchases of electricity	–	(10)	(10)	–	(26)	(26)
Forward purchases of gas	82	(97)	(15)	25	(27)	(2)

Derivative financial instruments linked to commodity prices
Electricity capacity	2	–	2	2	–	2
Electricity swaps	11	(61)	(50)	2	(69)	(67)
Electricity options	–	–	–	–	(1)	(1)
Gas swaps	11	(2)	9	3	(12)	(9)
	106	(170)	(64)	32	(135)	(103)

The maturity profile of commodity contracts is as follows:
	2017			2016
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than one year	54	(93)	(39)	22	(96)	(74)
	54	(93)	(39)	22	(96)	(74)
Non-current
In 1 to 2 years	8	(36)	(28)	8	(30)	(22)
In 2 to 3 years	7	(9)	(2)	1	(9)	(8)
In 3 to 4 years	6	(7)	(1)	–	–	–
In 4 to 5 years	6	(5)	1	–	–	–
More than 5 years	25	(20)	5	1	–	1
	52	(77)	(25)	10	(39)	(29)
	106	(170)	(64)	32	(135)	(103)

For each class of commodity contract, our exposure based on the notional quantities is as follows:

	2017	2016
Forward purchases of electricity[1]	159 GWh	481 GWh
Forward purchases/sales of gas[2]	54m Dth	44m Dth
Electricity swaps	12,776 GWh	11,786 GWh
Electricity options	17,793 GWh	22,375 GWh
Electricity capacity	1 kWm	1 kWm
Gas swaps	83m Dth	76m Dth
Gas options	9m Dth	16m Dth
NYMEX gas futures[3]	3m Dth	14m Dth

1. Forward electricity purchases have terms up to six years. The contractual obligations under these contracts are £15 million (2016: £40 million).

2. Forward gas purchases have terms up to four years. The contractual obligations under these contracts are £131 million (2016: £20 million).

3. NYMEX gas futures have been offset with related margin accounts (see note 30(a)).

150	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

30. Financial risk management continued

(f) Capital risk management

The capital structure of the Group consists of shareholders’ equity, as disclosed in the consolidated statement of changes in equity, and net debt (note 27). National Grid’s objectives when managing capital are: to safeguard our ability to continue as a going concern; to remain within regulatory constraints of our regulated operating companies; and to maintain an efficient mix of debt and equity funding thus achieving an optimal capital structure and cost of capital. We regularly review and manage the capital structure as appropriate in order to achieve these objectives.

Maintaining appropriate credit ratings for our regulated companies is an important aspect of our capital risk management strategy and balance sheet efficiency. As noted on page 22, we monitor our balance sheet efficiency using several metrics including our retained cash flow/net debt and interest cover. Interest cover for the year ended 31 March 2017 was 5.0 (2016: 5.5). Our long-term target range for interest cover is greater than 3.0, which we believe is consistent with single A range long-term senior unsecured debt credit ratings within our main UK operating companies, NGET and NGG, based on guidance from the rating agencies.

In addition, we monitor the RAV gearing within each of NGET and the regulated transmission businesses within NGG. This is calculated as net debt expressed as a percentage of RAV, and indicates the level of debt employed to fund our UK regulated businesses. It is compared with the level of RAV gearing indicated by Ofgem as being appropriate for these businesses, at around 60 to 65%.

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

As most of our business is regulated, at 31 March 2017 the majority of our net assets are subject to some of the restrictions noted above. These restrictions are not considered to be significantly onerous, nor do we currently expect they will prevent the planned payment of dividends in future in line with our dividend policy.

Some of our regulatory and bank loan agreements additionally impose lower limits for the long-term credit ratings that certain companies within the Group must hold. All the above requirements are monitored on a regular basis in order to ensure compliance. The Company has complied with all externally imposed capital requirements to which it is subject.

(g) Fair value analysis

Included in the statement of financial position are financial instruments which have been measured at fair value. These fair values can be categorised into hierarchy levels that are representative of the inputs used in measuring the fair value. The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used.

	2017				2016
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Investments – available-for-sale	7,717	315	5	8,037	2,040	393	–	2,433
Investments – joint ventures and associates	–	–	41	41	–	–	–	–
Derivative financial instruments	–	1,692	15	1,707	–	1,945	18	1,963
Commodity contracts	–	22	84	106	–	5	27	32
	7,717	2,029	145	9,891	2,040	2,343	45	4,428
Liabilities
Derivative financial instruments	–	(1,743)	(480)	(2,223)	–	(1,855)	(214)	(2,069)
Commodity contracts	–	(70)	(100)	(170)	–	(81)	(54)	(135)
	–	(1,813)	(580)	(2,393)	–	(1,936)	(268)	(2,204)
	7,717	216	(435)	7,498	2,040	407	(223)	2,224

Level 1:	Financial instruments with quoted prices for identical instruments in active markets.

Level 2:	Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are based directly or indirectly on observable market data.

Level 3:	Financial instruments valued using valuation techniques where one or more significant inputs are based on unobservable market data.

National Grid Annual Report and Accounts 2016/17	Financial Statements	151

Notes to the consolidated financial statements

– supplementary information continued

30. Financial risk management continued

(g) Fair value analysis continued

Our level 3 derivative financial instruments include cross-currency swaps, inflation linked swaps and equity options, all of which are traded on illiquid markets. In valuing these instruments an external valuation is obtained to support each reported fair value. We have reclassified sterling RPI swaps from level 2 into level 3 due to the long-dated and increased illiquid nature of these instruments, which has been driven by the lack of market participants for trades with this particular risk profile.

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

During the year to 31 March 2017, the Group made level 3 investments worth £46 million, consisting of a £41 million joint venture arrangement with Sunrun Neptune Investor 2016 LLC, accounted at fair value (note 15), and £5 million Series B preferred stocks in Enbala Holdings, Inc., accounted as available-for-sale. The Group is also party to the Further Acquisition Agreement which contains put/call options over 14% of the loan and equity it holds in Quadgas HoldCo Limited. The fair value of the options is considered to be zero at year end (notes 9 and 15).

The changes in value of our level 3 derivative financial instruments are as follows:

	Derivative financial instruments		Commodity contracts		Investments		Total
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
At 1 April	(196)	(166)	(27)	(42)	–	–	(223)	(208)
Net losses for the year[1,2]	(35)	(20)	(2)	(27)	–	–	(37)	(47)
Purchases[3]	–	1	15	13	46	–	61	14
Settlements	–	(11)	(2)	29	–	–	(2)	18
Reclassification into level 3[4]	(234)	–	–	–	–	–	(234)	–
At 31 March	(465)	(196)	(16)	(27)	46	–	(435)	(223)
1. Loss of £35 million (2016: £17 million loss) is attributable to derivative financial instruments held at the end of the reporting period and has been recognised in finance costs in the income statement.

2. Loss of £21 million (2016: £28 million loss) is attributable to commodity contract financial instruments held at the end of the reporting period.

3. Purchases in the year relating to investments consist of £41 million in joint ventures and associates (Sunrun Neptune Investor 2016 LLC) and £5 million attributable to an available-for-sale investment in  Enbala Holdings, Inc.

4. Sterling RPI swaps reclassified from level 2 into level 3.

The impacts on a post-tax basis of reasonably possible changes in significant level 3 assumptions are as follows:

	Derivative financial instruments		Commodity contracts		Investments
	2017 Income statement £m	2016 Income statement £m	2017 Income statement £m	2016 Income statement £m	2017 Income statement £m	2016 Income statement £m
10% increase in commodity prices[1]	–	–	1	4	–	–
10% decrease in commodity prices[1]	–	–	–	–	–	–
Volume forecast uplift[2]	–	–	(1)	(1)	–	–
Volume forecast reduction[2]	–	–	1	1	–	–
+10% market area price change	–	–	(13)	(2)	–	–
–10% market area price change	–	–	9	2	–	–
+20 basis points change in Limited Price Inflation (LPI) market curve[3]	(93)	(83)	–	–	–	–
–20 basis points change in LPI market curve[3]	88	80	–	–	–	–
+50 basis points change in interest rates[4]	–	–	–	–	8	–
–50 basis points change in interest rates[4]	–	–	–	–	(8)	–

1. Level 3 commodity price sensitivity is included within the sensitivity analysis disclosed in note 33.

2. Volumes were flexed using maximum and minimum historical averages, or by >10% where historical averages were not available.

3. A reasonably possible change in assumption of other level 3 derivative financial instruments is unlikely to result in a material change in fair values.

4. The risk free rate and cost of debt were flexed in assessing the cost of carry for the Further Acquisition Agreement valuation sensitivity.

The impacts disclosed above were considered on a contract by contract basis with the most significant unobservable inputs identified. The level 3 investments were acquired in a recent period on market terms and sensitivity is considered insignificant at 31 March 2017.

152	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

31. Borrowing facilities

To support our long-term liquidity requirements and provide backup to commercial paper and other borrowings, we agree loan facilities with financial institutions over and above the value of borrowings that may be required. These facilities have never been drawn, and our undrawn amounts are listed below.

At 31 March 2017, we had bilateral committed credit facilities of £4,938 million (2016: £2,808 million). In addition, we had committed credit facilities from syndicates of banks of £338 million at 31 March 2017 (2016: £295 million). All committed credit facilities were undrawn in 2017 and 2016. An analysis of the maturity of these undrawn committed facilities is shown below:

	2017 £m	2016 £m
Undrawn committed borrowing facilities expiring:
Less than 1 year	–	–
In 1 to 2 years	1,115	–
In 2 to 3 years	2,388	1,115
In 3 to 4 years	–	295
In 4 to 5 years	1,773	–
More than 5 years	–	1,693
	5,276	3,103

Of the unused facilities at 31 March 2017, £4,938 million (2016: £2,808 million) was held as backup to commercial paper and similar borrowings, while £338 million (2016: £295 million) is available as backup to specific US borrowings.

In addition to the above, the Group has Export Credit Agreements (ECAs) totalling £600 million, of which £562 million is undrawn.

Further information on our bonds can be found on the debt investor section of our website.

National Grid Annual Report and Accounts 2016/17	Financial Statements	153

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

Subsidiary undertakings

A list of the Group’s subsidiaries as at 31 March 2017 is given below. The entire share capital of subsidiaries is held within the Group except where the Group’s ownership percentages are shown. These percentages give the Group’s ultimate interest and therefore allow for the situation where subsidiaries are owned by partly-owned intermediate subsidiaries. Where subsidiaries have different classes of shares, this is largely for historical reasons and the effective percentage holdings given represent both the Group’s voting rights and equity holding. Shares in National Grid (US) Holdings Limited, National Grid Holdings One plc and NGG Finance plc are held directly by National Grid plc. All other holdings in subsidiaries are owned by other subsidiaries within the Group. All subsidiaries are consolidated in the Group’s financial statements.

Principal Group companies are identified in bold. These companies are incorporated and principally operate in the countries under which they are shown.

Incorporated in England and Wales

Registered office: 1–3 Strand, London WC2N 5EH, UK (unless stated otherwise in footnotes).

Beegas Nominees Limited

Birch Sites Limited

Carbon Sentinel Limited

Droylsden Metering Services Limited

Gridcom Limited

Icelink Interconnector Limited

Landranch Limited

Lattice Group Employee Benefit Trust Limited

Lattice Group Limited

Lattice Group Trustees Limited

Natgrid Limited

NatGrid One Limited

NatgridTW1 Limited

National Grid Belgium Limited

National Grid Blue Power Limited

National Grid Carbon Limited

National Grid Commercial Holdings Limited

National Grid Distributed Energy Limited

National Grid Electricity Group Trustee Limited

National Grid Electricity Transmission plc

National Grid Energy Metering Limited

National Grid Four Limited

National Grid Fourteen Limited

National Grid Gas Holdings Limited

National Grid Gas plc

National Grid Grain LNG Limited

National Grid Holdings Limited

National Grid Holdings One plc

National Grid IFA 2 Limited

National Grid Interconnector Holdings Limited

National Grid Interconnectors Limited

National Grid International Limited

National Grid Metering Limited

National Grid North Sea Link Limited

National Grid Offshore Limited (previously Cadent Services Limited)*

National Grid Property Holdings Limited

National Grid Property (Northfleet) Limited1**

National Grid Seventeen Limited

National Grid Smart Limited

National Grid Ten

National Grid Thirty Five Limited

National Grid Thirty Four Limited (previously Cadent Gas Limited)*

National Grid Thirty Six Limited (previously Cadent Finance Limited)*

National Grid Twelve Limited

National Grid Twenty Eight Limited

National Grid Twenty-Five Limited

National Grid Twenty Seven Limited

National Grid Twenty Three Limited

National Grid UK Limited

National Grid UK Pension Services Limited

National Grid (US) Holdings Limited

National Grid (US) Investments 2 Limited

National Grid (US) Investments 4 Limited

National Grid (US) Partner 1 Limited

National Grid Ventures Limited

National Grid Viking Link Limited

National Grid William Limited

NG Nominees Limited

NGC Employee Shares Trustee Limited

NGG Finance plc

Ngrid Intellectual Property Limited

NGT Telecom No. 1 Limited

NGT Two Limited

Port Greenwich Limited

Stargas Nominees Limited

Supergrid Electricity Limited

Supergrid Energy Transmission Limited

Supergrid Limited

Thamesport Interchange Limited

The National Grid Group Quest Trustee Company Limited

The National Grid YouPlan Trustee Limited

Transco Limited

1.	Registered office: 15 Canada Square, London E14 5GL, UK
*	Change of name effective from 2 May 2017
**	In liquidation

154	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

32. Subsidiary undertakings, joint ventures and associates continued

Incorporated in the US

Registered office: Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, New Castle County, USA (unless stated otherwise in footnotes).

Boston Gas Company (including Essex Gas Company)1

British Transco Capital Inc.

British Transco Finance, Inc.

Broken Bridge Corp.2

Colonial Gas Company1

EUA Energy Investment Corporation1

GridAmerica Holdings Inc.

Grid NY LLC3

KeySpan CI Midstream Limited

KeySpan Corporation3

KeySpan Energy Corporation3

KeySpan Energy Services Inc.

KeySpan Gas East Corporation3

KeySpan International Corporation

KeySpan MHK, Inc.

KeySpan Midstream Inc.

KeySpan Plumbing Solutions, Inc.3

KSI Contracting, LLC

KSI Electrical, LLC

KSI Mechanical, LLC

Land Management & Development, Inc.3

Landwest, Inc.3

Massachusetts Electric Company1

Metro Energy, LLC3

Metrowest Realty LLC

Mystic Steamship Corporation

Nantucket Electric Company1

National Grid Algonquin LLC

National Grid Connect Inc.1

National Grid Development Holdings Corp.

National Grid Electric Services, LLC3

National Grid Energy Management, LLC

National Grid Energy Services LLC

National Grid Energy Trading Services LLC3

National Grid Engineering & Survey Inc.3

National Grid Generation LLC3

National Grid Generation Ventures LLC3

National Grid Glenwood Energy Center, LLC

National Grid Green Homes Inc.3

National Grid IGTS Corp.3

National Grid Insurance USA Ltd3

Incorporated in Australia

National Grid Australia Pty Limited

Registered office: Level 7, 330 Collins Street, Melbourne VIC 3000, Australia

Incorporated in Canada

Keyspan Energy Development Co.

Registered office: 1959 Upper Water St, Ste 800, Halifax NS, Canada B3J 2X2

Incorporated in the Cayman Islands

Registered office: c/o KPMG, PO Box 493, 2nd Floor, Century Yard,

Cricket Square, Grand Cayman KY1-1106, Cayman Islands (unless stated otherwise in footnotes).

British Transco Finance (No 1) Limited*

British Transco Finance (No 2) Limited*

Incorporated in the Isle of Man

Registered office: Third Floor, St George’s Court, Upper Church Street,

Douglas, IM1 1EE, Isle of Man, UK (unless stated otherwise in footnotes).

Lattice Telecom Finance (No 1) Limited5*

National Grid Insurance Company (Isle of Man) Limited

NGT Holding Company (Isle of Man) Limited

National Grid Islander East Pipeline LLC

National Grid LNG GP LLC

National Grid LNG LLC

National Grid LNG LP LLC

National Grid Millennium LLC

National Grid NE Holdings 2 LLC1

National Grid North America Inc.

National Grid North East Ventures Inc.

National Grid Port Jefferson Energy Center LLC

National Grid Services Inc.

National Grid Technologies Inc.3

National Grid Transmission Services Corporation1

National Grid US 6 LLC

National Grid US LLC

National Grid USA

National Grid USA Service Company, Inc.1

Nees Energy, Inc.1

New England Electric Transmission Corporation2

New England Energy Incorporated1

New England Hydro Finance Company, Inc. (53.704%)1

New England Hydro-Transmission Corporation (53.704%)2

New England Hydro-Transmission Electric Company Inc. (53.704%)1

New England Power Company1

Newport America Corporation4

NGNE LLC

Niagara Mohawk Energy, Inc.

Niagara Mohawk Holdings, Inc.3

Niagara Mohawk Power Corporation3

NM Properties, Inc.3

North East Transmission Co., Inc.

Opinac North America, Inc.

Philadelphia Coke Co., Inc.

Port of the Islands North, LLC3

The Brooklyn Union Gas Company3

The Narragansett Electric Company4

Transgas, Inc.1

Upper Hudson Development Inc.3

Valley Appliance and Merchandising Company4

Vermont Green Line Devco, LLC (90%)

Wayfinder Group, Inc.1

Incorporated in Jersey

Registered office: 44 Esplanade, St Helier, Jersey JE4 9WG, UK (unless stated otherwise in footnotes).

National Grid Jersey Investments Limited

NG Jersey Limited

Incorporated in the Netherlands

British Transco International Finance B.V.

Registered office: Westblaak 89, 3012 KG Rotterdam, P.O. Box 21153, 3001 AD, Rotterdam, Netherlands

National Grid Holdings B.V.

Registered office: Prins Bernhardplein 200, Amsterdam, 1097 JB, Netherlands

Incorporated in the Republic of Ireland

National Grid Insurance Company (Ireland) Designated Activity Company Registered office: Third Floor, The Metropolitan Building, James Joyce Street, Dublin 1, Ireland

1.	Registered office: Corporation Service Company, 84 State Street, Boston MA 02109, Suffolk County, USA
2.	Registered office: Corporation Service Company, 10 Ferry Street, Suite 313, Concord NH 03301, Merrimack County, USA
3.	Registered office: Corporation Service Company, 80 State Street, Albany NY 12207-2543, Albany County, USA
4.	Registered office: Corporation Service Company, 222 Jefferson Boulevard, Suite 200, Warwick RI 02888, Kent County, USA
5.	Registered office: Heritage Court, 41 Athol Street, Douglas, IM99 1HN, Isle of Man, UK
*	In liquidation

National Grid Annual Report and Accounts 2016/17	Financial Statements	155

Notes to the consolidated financial statements

– supplementary information continued

32. Subsidiary undertakings, joint ventures and associates continued

Joint ventures

A list of the Group’s joint ventures as at 31 March 2017 is given below. All joint ventures are included in the Group’s financial statements using the equity method of accounting. Principal joint ventures are identified in bold.

Incorporated in England and Wales

Registered office: 1–3 Strand, London WC2N 5EH,

UK (unless stated otherwise in footnotes).

BritNed Development Limited (50%)*

Joint Radio Company Limited (50%)[1]**

Nemo Link Limited (50%)

NGET/SPT Upgrades Limited (50%)†

St William Homes LLP (50%)[2]

Incorporated in the US

Registered office: Corporation Service Company,

2711 Centerville Road, Suite 400, Wilmington,

DE 19808, New Castle County, USA (unless

stated otherwise in footnotes).

Clean Energy Generation, LLC (50%)

East Hampton Energy Storage Center, LLC (50%)

Island Park Energy Center, LLC (50%)

Islander East Pipeline Company, LLC (50%)

LI Energy Storage System, LLC (50%)

LI Solar Generation, LLC (50%)

Montauk Energy Storage Center, LLC (50%)

Swan Lake North Holdings LLC (50%)

Incorporated in France

IFA2 SAS (50%)

Registered office: 1 Terrasse Bellini, Tour Initiale,

TSA 41000 – 9291, Paris La Defense, CEDEX, France

Associates

A list of the Group’s associates as at 31 March 2017 is given below. All associates are included in the Group’s financial statements using the equity method of accounting. Principal associates are identified in bold.

Incorporated in England and Wales

Quadgas HoldCo Limited (39%)

Registered office: Ashbrook Court, Prologis Park,

Central Boulevard, Coventry CV7 8PE, UK

Incorporated in the US

Registered office: Corporation Service Company,

2711 Centerville Road, Suite 400, Wilmington,

DE 19808, New Castle County, USA (unless

stated otherwise in footnotes).

Algonquin Gas Transmission, LLC (20%)[3]

Clean Line Energy Partners LLC (32%)

Connecticut Yankee Atomic Power Company (19.5%)[4]

Direct Global Power, Inc. (26%)[5]

Energy Impact Fund LP (33%)[6]

Maine Yankee Atomic Power Company (24%)[7]

Millennium Pipeline Company, LLC (26.25%)

New York Transco LLC (28.3%)[5]

Nysearch RMLD, LLC (22.63%)

Sunrun Neptune Investor 2016 LLC[8]***

Yankee Atomic Electric Company (34.5%)[9]

Incorporated in Belgium

Coreso SA (16.67%)

Registered office: Avenue de Cortenbergh 71,

1000 Brussels, Belgium

Other investments

A list of the Group’s other investments as at 31 March 2017 is given below.

Incorporated in England and Wales

Energis PLC (33.06%)‡

Registered office: 1 More London Place,

London SE1 2AF, UK

1.	Registered office: Dean Bradley House, 52 Horseferry Road, London SW1P 2AF, UK
2.	Registered office: Berkeley House, 19 Portsmouth Road, Cobham, Surrey, KT11 1JG, UK
3.	Registered office: Corporation Trust Company, 1209 Orange, Wilmington DE 19808, New Castle County, USA
4.	Registered office: Robert K. Darden, Main Street, Salisbury CT 06068, USA
5.	Registered office: Corporation Service Company, 80 State Street, Albany NY 12207-2543, Albany County, USA
6.	Registered office: Harvard Business Services, Inc., 16192 Coastal Highway, Lewes DE 19958, Sussex County, USA
7.	Registered office: R. Scott Mahoney, 83 Edison Drive, Augusta ME 04336, USA
8.	Registered office: 595 Market Street, 29th Floor, San Francisco, CA 94105, USA
9.	Registered office: Corporation Service Company, 84 State Street, Boston MA 02109, Suffolk County, USA

*	National Grid Interconnector Holdings Limited owns 284,500,000 €0.20 C Ordinary shares and one £1.00 Ordinary A share
**	National Grid Gas plc owns all £1.00 A Ordinary shares
***	National Grid Green Homes Inc owns 1,000 Class A Membership Interests
†	National Grid Electricity Transmission plc owns 50 £1.00 A Ordinary shares
‡	In administration

Our interests and activities are held or operated through the subsidiaries, joint arrangements or associates as disclosed above. These interests and activities (and their branches) are established in – and subject to the laws and regulations of – these jurisdictions.

156	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

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

The sensitivities included in the tables below all have an equal and opposite effect if the sensitivity increases or decreases by the same amount unless otherwise stated. For example, a 10% increase in unbilled revenue at 31 March 2017 would result in an increase in the income statement of £58 million and a 10% decrease in unbilled revenue would have the equal but opposite effect.

	2017		2016
	Income statement £m	Net assets £m	Income statement £m	Net assets £m
One year average change in useful economic lives (pre-tax):
Depreciation charge on property, plant and equipment	70	70	79	79
Amortisation charge on intangible assets	18	18	20	20

Estimated future cash flows in respect of provisions, change of 10% (pre-tax)	259	259	172	172

Assets and liabilities carried at fair value change of 10% (pre-tax):
Derivative financial instruments[1]	(52)	(52)	(11)	(11)
Commodity contract liabilities	(6)	(6)	(10)	(10)

Pensions and other post-retirement benefits[2] (pre-tax):
UK discount rate change of 0.5%[3]	9	1,305	11	1,482
US discount rate change of 0.5%[3]	17	669	16	640
UK RPI rate change of 0.5%[4]	8	1,114	9	1,268
UK long-term rate of increase in salaries change of 0.5%[5]	2	80	2	87
US long-term rate of increase in salaries change of 0.5%	3	51	3	45
UK change of one year to life expectancy at age 65	2	673	2	703
US change of one year to life expectancy at age 65	4	365	3	295
Assumed US healthcare cost trend rates change of 1%	37	510	35	514

Unbilled revenue at 31 March change of 10% (post-tax)	58	58	58	58
No hedge accounting for our derivative financial instruments (post-tax)	(862)	158	(123)	36

Commodity risk[6] (post-tax):
10% increase in commodity prices	28	28	22	22
10% decrease in commodity prices	(29)	(29)	(22)	(22)

1.	The effect of a 10% change in fair value assumes no hedge accounting.
2.	The changes shown are a change in the annual pension or other post-retirement benefit service charge and change in the defined benefit obligations.
3.	A change in the discount rate is likely to occur as a result of changes in bond yields and as such would be expected to be offset to a significant degree by a change in the value of the bond assets held by the plans.
4.	The projected impact resulting from a change in RPI reflects the underlying effect on pensions in payment, pensions in deferment and resultant increases in salary assumptions.
5.	This change has been applied to both the pre 1 April 2014 and post 1 April 2014 rate of increase in salary assumption.
6.	Represents potential impact on fair values of commodity contracts only.

National Grid Annual Report and Accounts 2016/17	Financial Statements	157

Notes to the consolidated financial statements

– supplementary information continued

33. Sensitivities on areas of estimation and uncertainty continued

	2017		2016
	Income statement £m	Other equity reserves £m	Income statement £m	Other equity reserves £m
Financial risk (post-tax):
UK RPI change of 0.5%[1]	28	–	31	–
UK interest rates change of 0.5%	64	35	76	85
US interest rates change of 0.5%	61	22	66	17
US dollar exchange rate change of 10%[2]	46	604	57	553

1.	Excludes sensitivities to LPI curve. Further details on sensitivities are provided in note 30(g).
2.	The other equity reserves impact does not reflect the exchange translation in our US subsidiaries’ net assets. It is estimated this would change by £988 million (2016: £788 million) in the opposite direction if the dollar exchange rate changed by 10%.

Pensions and other post-retirement benefits assumptions

Sensitivities have been prepared to show how the DB obligations and annual service costs could potentially be impacted by changes in the relevant actuarial assumption that were reasonably possible as at 31 March 2017. In preparing sensitivities the potential impact has been calculated by applying the change to each assumption in isolation and assuming all other assumptions remain unchanged. This is with the exception of RPI in the UK where the corresponding change to increases to pensions in payment, increases to pensions in deferment and increases in salary is recognised.

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

The following main assumptions were made in calculating the sensitivity analysis for continuing operations:

●	the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio, and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2017 and 2016 respectively;
●	the statement of financial position sensitivity to interest rates relates only to derivative financial instruments and available-for-sale investments, as debt and other deposits are carried at amortised cost and so their carrying value does not change as interest rates move;
●	the sensitivity of accrued interest to movements in interest rates is calculated on net floating rate exposures on debt, deposits and derivative instruments;
●	changes in the carrying value of derivatives from movements in interest rates of designated cash flow hedges are assumed to be recorded fully within equity; and
●	changes in the carrying value of derivative financial instruments designated as net investment hedges from movements in interest rates are recorded in the income statement as they are designated using the spot rather than the forward translation method. The impact of movements in the dollar to sterling exchange rate are recorded directly in equity.

158	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

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

Summary statements of comprehensive income are presented, on a consolidated basis, for the three years ended 31 March 2017. Summary statements of comprehensive income of National Grid plc and National Grid Gas plc are presented under IFRS measurement principles, as modified by the inclusion of the results of subsidiary undertakings on the basis of equity accounting principles.

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

National Grid Annual Report and Accounts 2016/17	Financial Statements	159

Notes to the consolidated financial statements

– supplementary information continued

34. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2017 – IFRS

	Parent guarantor	Issuer of notes			Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m		National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Continuing operations
Revenue	–	2,388	–		1,376	11,435	(164)	15,035
Operating costs:
Depreciation and amortisation	–	(193)	–		(256)	(1,032)	–	(1,481)
Payroll costs	–	(326)	–		(114)	(1,138)	–	(1,578)
Purchases of electricity	–	(511)	–		–	(678)	–	(1,189)
Purchases of gas	–	(140)	–		(67)	(1,056)	–	(1,263)
Rates and property tax	–	(188)	–		(101)	(753)	–	(1,042)
Balancing Service Incentive Scheme	–	–	–		–	(1,120)	–	(1,120)
Payments to other UK network owners	–	–	–		–	(1,008)	–	(1,008)
Other operating costs	–	(435)	–		(394)	(2,481)	164	(3,146)
	–	(1,793)	–		(932)	(9,266)	164	(11,827)
Total operating profit	–	595	–		444	2,169	–	3,208
Net finance income/(costs)	8,177	(101)	–		(253)	(8,910)	–	(1,087)
Dividends receivable	–	–	–		–	8,100	(8,100)	–
Interest in equity accounted affiliates	(401)	–	–		–	63	401	63
Profit before tax	7,776	494	–		191	1,422	(7,699)	2,184
Tax	19	(181)	–		16	(228)	–	(374)
Profit after tax from discontinued operations	–	–	–		4,633	1,351	–	5,984
Profit for the year	7,795	313	–	[1]	4,840	2,545	(7,699)	7,794
Amounts recognised in other comprehensive income from continuing operations[2]	578	–	–		114	177	(291)	578
Amounts recognised in other comprehensive income from discontinued operations[2]	42	–	–		51	(62)	11	42
Total comprehensive income for the year	8,415	313	–		5,005	2,660	(7,979)	8,414
Attributable to:
Equity shareholders	8,415	313	–		5,005	2,661	(7,979)	8,415
Non-controlling interests	–	–	–		–	(1)	–	(1)
	8,415	313	–		5,005	2,660	(7,979)	8,414

1. Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

2. Includes other comprehensive income relating to interest in equity accounted affiliates.

160	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

34. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2016 – IFRS

	Parent guarantor	Issuer of notes			Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m		National Grid Gas plc Re-presented[1] £m	Other subsidiaries Re-presented[1] £m	Consolidation adjustments[1] £m	National Grid consolidated £m
Continuing operations
Revenue	–	2,027	–		1,244	10,069	(128)	13,212
Operating costs:
Depreciation and amortisation	–	(162)	–		(255)	(894)	–	(1,311)
Payroll costs	–	(260)	–		(115)	(962)	–	(1,337)
Purchases of electricity	–	(484)	–		–	(828)	–	(1,312)
Purchases of gas	–	(86)	–		(75)	(806)	–	(967)
Rates and property tax	–	(155)	–		(101)	(643)	–	(899)
Balancing Service Incentive Scheme	–	–	–		–	(907)	–	(907)
Payments to other UK network owners	–	–	–		–	(971)	–	(971)
Other operating costs	–	(433)	–		(173)	(1,805)	128	(2,283)
	–	(1,580)	–		(719)	(7,816)	128	(9,987)
Total operating profit	–	447	–		525	2,253	–	3,225
Net finance income/(costs)	701	(87)	–		(132)	(1,437)	–	(955)
Dividends receivable	–	–	–		–	620	(620)	–
Interest in equity accounted affiliates	1,843	–	–		33	59	(1,876)	59
Profit before tax	2,544	360	–		426	1,495	(2,496)	2,329
Tax	47	(141)	–		(56)	(277)	–	(427)
Profit after tax from discontinued operations	–	–	–		735	(43)	–	692
Profit for the year	2,591	219	–	[2]	1,105	1,175	(2,496)	2,594
Amounts recognised in other comprehensive income from continuing operations[3]	502	(1)	–		8	426	(433)	502
Amounts recognised in other comprehensive income from discontinued operations[3]	71	–	–		(13)	153	(140)	71
Total comprehensive income for the year	3,164	218	–		1,100	1,754	(3,069)	3,167
Attributable to:
Equity shareholders	3,164	218	–		1,100	1,751	(3,069)	3,164
Non-controlling interests	–	–	–		–	3	–	3
	3,164	218	–		1,100	1,754	(3,069)	3,167

1.  Amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

2.  Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

3.  Includes other comprehensive income relating to interest in equity accounted affiliates.

National Grid Annual Report and Accounts 2016/17	Financial Statements	161

Notes to the consolidated financial statements

– supplementary information continued

34. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2015 – IFRS

	Parent guarantor	Issuer of notes			Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m		National Grid Gas plc Re-presented[1] £m	Other subsidiaries Re-presented[1] £m	Consolidation adjustments[1] £m	National Grid consolidated £m
Continuing operations
Revenue	–	2,109	–		1,270	10,097	(119)	13,357
Operating costs:
Depreciation and amortisation	–	(146)	–		(254)	(790)	–	(1,190)
Payroll costs	–	(256)	–		(101)	(935)	–	(1,292)
Purchases of electricity	–	(604)	–		–	(1,081)	–	(1,685)
Purchases of gas	–	(147)	–		(74)	(1,171)	–	(1,392)
Rates and property tax	–	(146)	–		(99)	(611)	–	(856)
Balancing Service Incentive Scheme	–	–	–		–	(874)	–	(874)
Payments to other UK network owners	–	–	–		–	(801)	–	(801)
Other operating costs	–	(501)	–		(254)	(1,680)	119	(2,316)
	–	(1,800)	–		(782)	(7,943)	119	(10,406)
Total operating profit	–	309	–		488	2,154	–	2,951
Net finance costs	(223)	(76)	–		(246)	(492)	–	(1,037)
Dividends receivable	–	–	–		–	700	(700)	–
Interest in equity accounted affiliates	2,192	–	–		8	46	(2,200)	46
Profit before tax	1,969	233	–		250	2,408	(2,900)	1,960
Tax	50	(98)	–		(65)	(354)	–	(467)
Profit after tax from discontinued operations	–	–	–		584	(66)	–	518
Profit for the year	2,019	135	–	[2]	769	1,988	(2,900)	2,011
Amounts recognised in other comprehensive income from continuing operations[3]	(327)	1	–		(4)	(497)	501	(326)
Amounts recognised in other comprehensive income from discontinued operations[3]	(68)	–	–		26	81	(107)	(68)
Total comprehensive income for the year	1,624	136	–		791	1,572	(2,506)	1,617
Attributable to:
Equity shareholders	1,624	136	–		791	1,579	(2,506)	1,624
Non-controlling interests	–	–	–		–	(7)	–	(7)
	1,624	136	–		791	1,572	(2,506)	1,617

1.  Amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

2.  Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

3.  Includes other comprehensive income relating to interest in equity accounted affiliates.

162	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

34. Additional disclosures in respect of guaranteed securities continued

Statements of financial position as at 31 March 2017 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Non-current assets
Goodwill	–	763	–	–	5,333	–	6,096
Other intangible assets	–	–	–	125	798	–	923
Property, plant and equipment	–	6,553	–	4,358	28,914	–	39,825
Other non-current assets	–	7	–	9	105	–	121
Amounts owed by subsidiary undertakings	342	–	239	3,426	2,576	(6,583)	–
Pension assets	–	223	–	45	335	–	603
Financial and other investments	17,689	31	–	95	12,429	(27,061)	3,183
Derivative financial assets	149	–	–	813	553	–	1,515
Total non-current assets	18,180	7,577	239	8,871	51,043	(33,644)	52,266
Current assets
Inventories and current intangible assets	–	38	–	20	345	–	403
Trade and other receivables	–	507	–	360	2,232	–	3,099
Amounts owed by subsidiary undertakings	12,734	505	6	1,965	12,083	(27,293)	–
Financial and other investments	5,471	29	–	1,835	1,406	–	8,741
Derivative financial assets	202	–	–	51	133	(194)	192
Cash and cash equivalents	1,090	4	–	(9)	54	–	1,139
Total current assets	19,497	1,083	6	4,222	16,253	(27,487)	13,574
Total assets	37,677	8,660	245	13,093	67,296	(61,131)	65,840
Current liabilities
Borrowings	(1,120)	(55)	(5)	(833)	(3,483)	–	(5,496)
Derivative financial liabilities	(533)	–	–	(185)	(530)	194	(1,054)
Trade and other payables	(46)	(353)	–	(342)	(2,697)	–	(3,438)
Amounts owed to subsidiary undertakings	(12,012)	–	–	(2,151)	(13,130)	27,293	–
Current tax liabilities	(3)	(156)	–	(9)	61	–	(107)
Provisions	–	–	–	(184)	(232)	–	(416)
Total current liabilities	(13,714)	(564)	(5)	(3,704)	(20,011)	27,487	(10,511)
Non-current liabilities
Borrowings	(1,262)	(2,345)	(239)	(3,879)	(15,417)	–	(23,142)
Derivative financial liabilities	(272)	–	–	(234)	(663)	–	(1,169)
Other non-current liabilities	–	(350)	–	(204)	(893)	–	(1,447)
Amounts owed to subsidiary undertakings	(2,058)	–	–	(756)	(3,769)	6,583	–
Deferred tax liabilities	(3)	(1,178)	–	(369)	(2,929)	–	(4,479)
Pensions and other post-retirement benefit obligations	–	(889)	–	–	(1,647)	–	(2,536)
Provisions	–	(298)	–	(104)	(1,770)	–	(2,172)
Total non-current liabilities	(3,595)	(5,060)	(239)	(5,546)	(27,088)	6,583	(34,945)
Total liabilities	(17,309)	(5,624)	(244)	(9,250)	(47,099)	34,070	(45,456)
Net assets	20,368	3,036	1	3,843	20,197	(27,061)	20,384
Equity
Share capital	449	149	–	45	182	(376)	449
Share premium account	1,324	2,431	–	204	8,033	(10,668)	1,324
Retained earnings	22,582	456	1	2,268	11,914	(14,639)	22,582
Other equity reserves	(3,987)	–	–	1,326	52	(1,378)	(3,987)
Shareholders’ equity	20,368	3,036	1	3,843	20,181	(27,061)	20,368

Non-controlling interests	–	–	–	–	16	–	16
Total equity	20,368	3,036	1	3,843	20,197	(27,061)	20,384

National Grid Annual Report and Accounts 2016/17	Financial Statements	163

Notes to the consolidated financial statements

– supplementary information continued

34. Additional disclosures in respect of guaranteed securities continued

Statements of financial position as at 31 March 2016 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Non-current assets
Goodwill	–	664	–	–	4,651	–	5,315
Other intangible assets	–	–	–	239	648	–	887
Property, plant and equipment	–	5,466	–	12,628	25,270	–	43,364
Other non-current assets	–	7	–	41	34	–	82
Amounts owed by subsidiary undertakings	318	–	209	5,609	2,630	(8,766)	–
Pension assets	–	125	–	–	285	–	410
Financial and other investments	17,428	26	–	86	10,131	(26,792)	879
Derivative financial assets	157	–	–	1,014	514	–	1,685
Total non-current assets	17,903	6,288	209	19,617	44,163	(35,558)	52,622
Current assets
Inventories and current intangible assets	–	42	–	26	369	–	437
Trade and other receivables	1	413	–	432	1,626	–	2,472
Amounts owed by subsidiary undertakings	11,516	300	6	57	12,785	(24,664)	–
Financial and other investments	1,244	28	–	116	1,610	–	2,998
Derivative financial assets	279	–	–	66	131	(198)	278
Cash and cash equivalents	1	4	–	–	126	(4)	127
Total current assets	13,041	787	6	697	16,647	(24,866)	6,312
Total assets	30,944	7,075	215	20,314	60,810	(60,424)	58,934
Current liabilities
Borrowings	(933)	(47)	(5)	(602)	(2,028)	4	(3,611)
Derivative financial liabilities	(239)	–	–	(39)	(257)	198	(337)
Trade and other payables	(43)	(248)	–	(661)	(2,333)	–	(3,285)
Amounts owed to subsidiary undertakings	(12,633)	–	–	(1,518)	(10,513)	24,664	–
Current tax liabilities	(3)	(61)	–	(34)	(154)	–	(252)
Provisions	–	–	–	(55)	(181)	–	(236)
Total current liabilities	(13,851)	(356)	(5)	(2,909)	(15,466)	24,866	(7,721)
Non-current liabilities
Borrowings	(1,194)	(2,043)	(209)	(6,078)	(15,209)	–	(24,733)
Derivative financial liabilities	(358)	–	–	(527)	(847)	–	(1,732)
Other non-current liabilities	–	(297)	–	(1,031)	(743)	–	(2,071)
Amounts owed to subsidiary undertakings	(1,982)	–	–	(1,174)	(5,610)	8,766	–
Deferred tax liabilities	(4)	(939)	–	(1,548)	(2,143)	–	(4,634)
Pensions and other post-retirement benefit obligations	–	(761)	–	–	(2,234)	–	(2,995)
Provisions	–	(250)	–	(126)	(1,107)	–	(1,483)
Total non-current liabilities	(3,538)	(4,290)	(209)	(10,484)	(27,893)	8,766	(37,648)
Total liabilities	(17,389)	(4,646)	(214)	(13,393)	(43,359)	33,632	(45,369)
Net assets	13,555	2,429	1	6,921	17,451	(26,792)	13,565
Equity
Share capital	447	130	–	45	182	(357)	447
Share premium account	1,326	2,119	–	204	8,033	(10,356)	1,326
Retained earnings	16,305	180	1	5,400	9,316	(14,897)	16,305
Other equity reserves	(4,523)	–	–	1,272	(90)	(1,182)	(4,523)
Shareholders’ equity	13,555	2,429	1	6,921	17,441	(26,792)	13,555

Non-controlling interests	–	–	–	–	10	–	10
Total equity	13,555	2,429	1	6,921	17,451	(26,792)	13,565

164	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

34. Additional disclosures in respect of guaranteed securities continued

Cash flow statements

	Parent guarantor	Issuer of notes		Subsidiary guarantor

	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Year ended 31 March 2017
Net cash flow from operating activities – continuing operations	53	757	–	918	2,592	–	4,320
Net cash flow from operating activities – discontinued operations	–	–	–	450	459	–	909
Net cash flow from/(used in) investing activities – continuing operations	4,181	(469)	15	215	(1,118)	(6,458)	(3,634)
Net cash flow from/(used in) investing activities – discontinued operations	–	–	–	5,618	(6,298)	–	(680)
Net cash flow (used in)/from financing activities – continuing operations	(3,146)	(288)	(15)	(8,322)	3,771	6,458	(1,542)
Net cash flow (used in)/from financing activities – discontinued operations	–	–	–	1,120	491	–	1,611
Net increase/(decrease) in cash and cash equivalents in the year	1,088	–	–	(1)	(103)	–	984
Year ended 31 March 2016
Net cash flow from operating activities – continuing operations	57	580	–	599	3,056	–	4,292
Net cash flow from operating activities – discontinued operations	–	–	–	1,144	(68)	–	1,076
Net cash flow from/(used in) investing activities – continuing operations	502	(440)	13	56	(1,721)	(1,869)	(3,459)
Net cash flow from/(used in) investing activities – discontinued operations	–	–	–	(562)	(15)	–	(577)
Net cash flow (used in)/from financing activities – continuing operations	(555)	(148)	(13)	(1,185)	(1,173)	1,869	(1,205)
Net cash flow (used in)/from financing activities – discontinued operations	–	–	–	(63)	(60)	–	(123)
Net increase/(decrease) in cash and cash equivalents in the year	4	(8)	–	(11)	19	–	4
Year ended 31 March 2015
Net cash flow from operating activities – continuing operations	38	531	–	489	2,963	–	4,021
Net cash flow from operating activities – discontinued operations	–	–	–	1,086	(100)	–	986
Net cash flow from/(used in) investing activities – continuing operations	2,103	(393)	–	(130)	(990)	(2,057)	(1,467)
Net cash flow from/(used in) investing activities – discontinued operations	–	–	–	(473)	(61)	–	(534)
Net cash flow (used in)/from financing activities – continuing operations	(2,169)	(145)	–	(889)	(1,981)	2,057	(3,127)
Net cash flow (used in)/from financing activities – discontinued operations	–	–	–	(70)	(56)	–	(126)
Net (decrease)/increase in cash and cash equivalents in the year	(28)	(7)	–	13	(225)	–	(247)

Cash dividends were received by National Grid plc from subsidiary undertakings amounting to £6,006 million during the year ended 31 March 2017 (2016: £930 million; 2015: £1,355 million).

Maturity analysis of parent Company borrowings

	2017 £m	2016 £m
Total borrowings are repayable as follows:
Less than 1 year	1,120	933
In 1 to 2 years	515	–
In 2 to 3 years	425	482
In 3 to 4 years	–	395
In 4 to 5 years	322	–
More than 5 years	–	317
	2,382	2,127

National Grid Annual Report and Accounts 2016/17	Financial Statements	165

Company accounting policies

We are required to include the stand-alone balance sheet of our ultimate parent Company, National Grid plc, under the Companies Act 2006. This is because the publicly traded shares are actually those of National Grid plc (the Company) and the following disclosures provide additional information to shareholders.

A. Basis of preparation

National Grid plc is the parent company of the National Grid Group which is engaged in the transmission and distribution of electricity and gas in Great Britain and northeastern US. The Company is a public limited company, limited by shares. The Company is incorporated and domiciled in England, with its registered office at 1–3 Strand, London, WC2N 5EH.

The financial statements of National Grid plc for the year ended 31 March 2017 were approved by the Board of Directors on 17 May 2017. The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 (FRS 100) issued by the Financial Reporting Council. Accordingly these individual financial statements of the Company have been prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101). In preparing these financial statements the Company applies the recognition and measurement requirements of International Financial Reporting Standards (IFRS) as adopted by the EU, but makes amendments where necessary in order to comply with the provisions of the Companies Act 2006 and sets out below where advantage of the FRS 101 disclosure exemptions has been taken.

These individual financial statements of the Company have been prepared in accordance with applicable UK accounting and financial reporting standards and the Companies Act 2006. They have been prepared on an historical cost basis, except for the revaluation of financial instruments, and are presented in pounds sterling, which is the currency of the primary economic environment in which the Company operates. The 2016 comparative financial information has also been prepared on this basis.

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

The Company has not presented its own profit and loss account or statement of comprehensive income as permitted by section 408 of the Companies Act 2006.

The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements of the Company in accordance with FRS 101:

●	a cash flow statement and related notes;
●	disclosures in respect of transactions with wholly owned subsidiaries;
●	disclosures in respect of capital management; and
●	the effects of new but not yet effective IFRSs.

As the consolidated financial statements of National Grid plc, which are available from the registered office, include the equivalent disclosures, the Company has also taken the exemptions under FRS 101 in respect of certain disclosures required by IFRS 13 ‘Fair value measurement’ and the disclosures required by IFRS 7 ‘Financial instruments: Disclosures’. The Company intends to apply the above exemptions in the financial statements for the year ending 31 March 2018.

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

166	National Grid Annual Report and Accounts 2016/17	Financial Statements

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

The policies are set out in notes 14, 16, 18, 19, 20 and 21 to the consolidated financial statements. The Company is taking the exemption for financial instruments disclosures, because IFRS 7 disclosures are given in notes 30 and 33 to the consolidated financial statements.

F. Hedge accounting

The Company applies the same accounting policy as the Group in respect of fair value hedges and cash flow hedges. This policy is set out in note 16 to the consolidated financial statements.

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

J. Directors’ remuneration

Full details of Directors’ remuneration are disclosed on pages 54 to 71.

National Grid Annual Report and Accounts 2016/17	Financial Statements	167

Company balance sheet

as at 31 March

		2017	2016
	Notes	£m	£m

Fixed assets
Investments	1	8,880	8,845

Current assets
Debtors (amounts falling due within one year)	2	12,936	11,796
Debtors (amounts falling due after more than one year)	2	491	475
Investments	5	5,471	1,244
Cash at bank and in hand		1,090	1

Total current assets		19,988	13,516

Creditors (amounts falling due within one year)	3	(13,714)	(13,851)

Net current assets/(liabilities)		6,274	(335)

Total assets less current liabilities		15,154	8,510

Creditors (amounts falling due after more than one year)	3	(3,595)	(3,538)

Net assets		11,559	4,972

Equity
Share capital	7	449	447
Share premium account		1,324	1,326
Cash flow hedge reserve		11	17
Other equity reserves		337	302
Profit and loss account	8	9,438	2,880

Total shareholders’ equity		11,559	4,972

The Company’s profit after tax for the year was £8,197 million (2015/16: £748 million). The financial statements of the Company on pages 168 to 171 were approved by the Board of Directors on 17 May 2017 and were signed on its behalf by:

Sir Peter Gershon Chairman

Andrew Bonfield Finance Director

National Grid plc

Registered number: 4031152

168	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

Company statement of changes in equity

for the years ended 31 March

	Share capital £m	Share premium account £m	Cash flow hedge reserve £m	Other equity reserves £m	Profit and loss account £m	Total shareholders’ equity £m

At 1 April 2015	443	1,331	17	280	3,726	5,797
Profit for the year	–	–	–	–	748	748
Other equity movements
Scrip dividend related share issue[1]	4	(5)	–	–	–	(1)
Purchase of treasury shares	–	–	–	–	(267)	(267)
Issue of treasury shares	–	–	–	–	16	16
Purchase of own shares	–	–	–	–	(6)	(6)
Share awards to employees of subsidiary undertakings	–	–	–	22	–	22
Dividends paid to equity shareholders	–		–	–	(1,337)	(1,337)

At 31 March 2016	447	1,326	17	302	2,880	4,972
Profit for the year	–	–	–	–	8,197	8,197
Other comprehensive loss for the year
Transferred from equity in respect of cash flow hedges (net of tax)	–	–	(6)	–	–	(6)

Total comprehensive (loss)/income for the year	–	–	(6)	–	8,197	8,191

Other equity movements
Scrip dividend related share issue[1]	2	(2)	–	–	–	–
Purchase of treasury shares	–	–	–	–	(189)	(189)
Issue of treasury shares	–	–	–	–	18	18
Purchase of own shares	–	–	–	–	(5)	(5)
Share awards to employees of subsidiary undertakings	–	–	–	35	–	35
Dividends paid to equity shareholders	–	–	–	–	(1,463)	(1,463)

At 31 March 2017	449	1,324	11	337	9,438	11,559

1.  Included within share premium account are costs associated with scrip dividends.

National Grid Annual Report and Accounts 2016/17	Financial Statements	169

Notes to the Company financial statements

1. Fixed asset investments

Shares in subsidiary undertakings £m

At 1 April 2015	8,823
Additions	22

At 31 March 2016	8,845
Additions	35

At 31 March 2017	8,880

During the year there was a capital contribution of £35 million (2016: £22 million) which represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes.

The Company’s direct subsidiary undertakings as at 31 March 2017 were as follows:

●	National Grid Holdings One plc
●	National Grid (US) Holdings Limited
●	NGG Finance plc.

The names of indirect subsidiary undertakings, joint ventures and associates are included in note 32 to the consolidated financial statements.

The Directors believe that the carrying value of the investments is supported by the fair value of their underlying net assets.

2. Debtors

	2017 £m	2016 £m

Amounts falling due within one year
Derivative financial instruments (note 4)	202	279
Amounts owed by subsidiary undertakings	12,734	11,516
Prepayments and accrued income	–	1

	12,936	11,796

Amounts falling due after more than one year
Derivative financial instruments (note 4)	149	157
Amounts owed by subsidiary undertakings	342	318

	491	475

The carrying values stated above are considered to represent the fair values of the assets.

3. Creditors

	2017 £m	2016 £m

Amounts falling due within one year
Borrowings (note 6)	1,120	933
Derivative financial instruments (note 4)	533	239
Amounts owed to subsidiary undertakings	12,012	12,633
Corporation tax payable	3	3
Other creditors	46	43

	13,714	13,851

Amounts falling due after more than one year
Borrowings (note 6)	1,262	1,194
Derivative financial instruments (note 4)	272	358
Amounts owed to subsidiary undertakings[1]	2,058	1,982
Deferred tax	3	4

	3,595	3,538

1.  All amounts owed to subsidiary undertakings in 2017 and 2016 are repayable after five years.

The carrying values stated above are considered to represent the fair values of the liabilities. A reconciliation of the movement in deferred tax in the year is shown below:

Deferred tax £m

At 1 April 2015	3
Charged to the profit and loss account	1

At 31 March 2016	4
Credited to equity	(1)

At 31 March 2017	3

170	National Grid Annual Report and Accounts 2016/17	Financial Statements

Financial Statements

4. Derivative financial instruments

The fair values of derivative financial instruments are:

		2017			2016
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Amounts falling due within one year	202	(533)	(331)	279	(239)	40
Amounts falling due after more than one year	149	(272)	(123)	157	(358)	(201)
	351	(805)	(454)	436	(597)	(161)

For each class of derivative the notional contract1 amounts are as follows:

	2017 £m	2016 £m

Interest rate swaps	(2,801)	(2,442)
Cross-currency interest rate swaps	(3,995)	(3,537)
Foreign exchange forward contracts	(17,134)	(14,361)

	(23,930)	(20,340)

1.  The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the balance sheet date.

5. Investments

The following table sets out the Company’s current asset investments:

	2017 £m	2016 £m

Investments in short-term money funds	4,981	1,007
Managed investments in bonds	100	–
Restricted balances – collateral	390	237

	5,471	1,244

6. Borrowings

The following table analyses the Company’s total borrowings:

	2017 £m	2016 £m

Amounts falling due within one year
Bank overdrafts	1	–
Bank loans	–	28
Bonds	22	21
Commercial paper	1,097	884

	1,120	933

Amounts falling due after more than one year
Bonds	1,262	1,194

	2,382	2,127

The maturity of total borrowings is disclosed in note 34 to the consolidated financial statements. There are no differences in the maturities as calculated under IFRS or FRS 101 ‘Reduced Disclosure Framework’.

The notional amount of borrowings outstanding as at 31 March 2017 was £2,357 million (2016: £2,101 million). Further information on significant borrowings can be found on the debt investors section of our website.

7. Share capital

The called-up share capital amounting to £449 million (2016: £447 million) consists of 3,942,983,447 (2016: 3,924,038,086) ordinary shares. For further information on share capital, refer to note 25 to the consolidated financial statements.

8. Shareholders’ equity and reserves

At 31 March 2017 the profit and loss account reserve stood at £9,438 million (2016: £2,880 million) of which £86 million (2016: £86 million) related to gains on intra-group transactions which was not distributable to shareholders. The company had no employees in either the current or prior year and accordingly bore no employee costs.

For further details of dividends paid and payable to shareholders, refer to note 8 to the consolidated financial statements.

9. Parent Company guarantees

The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. At 31 March 2017, the sterling equivalent amounted to £2,404 million (2016: £2,674 million). The guarantees are for varying terms from less than one year to open-ended.

In addition, as part of the sectionalisation of the National Grid UK Pension Scheme, a guarantee of £1 billion has been provided to Section A. This payment is contingent on insolvency or on failure to pay pensions obligations to Section A and can be claimed against National Grid plc, National Grid Holdings One plc or Lattice Group Limited (up to £1 billion in total).

10. Audit fees

The audit fee in respect of the parent Company was £29,230 (2016: £28,380). Fees payable to PricewaterhouseCoopers LLP for non-audit services to the Company are not required to be disclosed as they are included within note 3 to the consolidated financial statements.

National Grid Annual Report and Accounts 2016/17	Financial Statements	171

Additional Information contents

172	The business in detail
172	Key milestones
173	Where we operate
174	UK regulation
176	US regulation

180	Internal control and risk factors
180	Disclosure controls
180	Internal control over financial reporting
180	Risk factors

184	Shareholder information
184	Articles of Association
185	Depositary payments to the Company
185	Description of securities other than equity securities: depositary fees and charges
185	Documents on display
185	Events after the reporting period
185	Exchange controls
186	Exchange rates
186	Material interests in shares
186	Share capital
187	Share price
187	Shareholder analysis
187	Taxation

190	Other disclosures
190	All-employee share plans
190	Change of control provisions
190	Code of Ethics
190	Conflicts of interest
190	Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards
191	Directors’ indemnity
191	Employees
191	Human rights
191	Listing Rule 9.8.4 R cross reference table
191	Material contracts
191	Political donations and expenditure
191	Property, plant and equipment
191	Research and development
192	Unresolved SEC staff comments

193	Other unaudited financial information

200	Summary consolidated financial information

202	Definitions and glossary of terms

207	Want more information or help?

The business in detail Key milestones Some of the key dates and actions in the corporate history of National Grid are listed below. The full history goes back much further.
1986	British Gas (BG) privatisation

1990	Electricity transmission network in England and Wales transferred to National Grid on electricity privatisation

1995	National Grid listed on the London Stock Exchange

1997	Centrica demerged from BG

Energis demerged from National Grid

2000	Lattice Group demerged from BG and listed separately

New England Electric System and Eastern Utilities Associates acquired

2002	Niagara Mohawk Power Corporation merged with National Grid in US

National Grid and Lattice Group merged to form National Grid Transco

2004	UK wireless infrastructure network acquired from Crown Castle International Corp

2005	Four UK regional gas distribution networks sold and National Grid adopted as our name

2006	Rhode Island gas distribution network acquired

2007	UK and US wireless infrastructure operations and the Basslink electricity interconnector in Australia sold

KeySpan Corporation acquired

2008	Ravenswood generation station sold

2010	Rights issue raised £3.2 billion

2012	New Hampshire electricity and gas distribution businesses sold

2016	National Grid separated the UK Gas Distribution business

2017	National Grid sold a 61% equity interest in its UK Gas Distribution business

172	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

Where we operate
Our UK network

St. Fergus
to/from Northern Ireland
to Ballylumford
to Dublin
Teesside
Barrow
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
- Gas interconnector

UK Gas Distribution[1]

- Gas distribution operating area

Approximately 131,000 kilometres (81,400 miles) of gas distribution pipeline owned and operated by National Grid.[2]

Following completion of the sale of a 61% stake in the UK Gas Distribution business on 31 March 2017, the Group has ceased to consolidate UK Gas Distribution with effect from this date. Accordingly, the operating area relating to the UK Gas Distribution business will not be included in the map in 2017/18.

Principal offices

- Owned office space: Hinckley, Warwick and Wokingham
- Leased office space: Solihull, Coventry and London

Leased office space totalling 13,714 square metres (147,616 square feet) with remaining terms of six to nine years.

The Hinckley and Coventry offices shown on the map relate to the UK Gas Distribution business. Therefore these will not be included in the map in 2017/18.

Our US network

Canada
Vermont
Maine
New Hampshire
New York
Massachusetts
Connecticut
Rhode Island
Pennsylvania
New Jersey

US Regulated[1]

- Electricity transmission network
- Gas distribution operating area
- Electricity distribution area
- Gas and electricity distribution area overlap

An electricity transmission network of approximately 14,219 kilometres (8,835 miles) of overhead line, 166 kilometres (103 miles) of underground cable and 377 transmission substations.

An electricity distribution network of approximately 116,658 circuit kilometres (72,488 miles) and 763 distribution substations in New England and upstate New York.

A network of approximately 56,753 kilometres (35,265 miles) of gas pipeline serving an area of approximately 25,625 square kilometres (9,894 square miles).
Our network also consists of approximately 790 kilometres (491 miles) of gas transmission pipe, as defined by the US Department of Transportation.

- Generation

Principal offices

- Owned office space: Syracuse, New York
- Leased office space: Brooklyn, New York and Waltham, Massachusetts

Leased office space totalling approximately 52,676 square metres (567,000 square feet) with remaining terms of 8 to 12 years.

At present, environmental issues are not preventing our UK and US businesses from utilising any material operating assets in the course of their operations.

1 Access to electricity and gas transmission and distribution assets on property owned by others is controlled through various agreements.

2 As submitted by the Company in its 2015/16 Gas Distribution Regulatory Reporting Pack.

National Grid Annual Report and Accounts 2016/17	The business in detail	173

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

Our networks are regulated by Ofgem, which has established price control mechanisms that set the amount of revenue our regulated businesses can earn. Price control regulation is designed to make sure our interests, as a monopoly, are balanced with those of our customers. Ofgem allows us to charge reasonable, but not excessive, prices. This gives us a future level of revenue that is sufficient to meet our statutory duties and licence obligations, and make a reasonable return on our investment.

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

As announced on 31 March 2017, a majority interest in the UK Gas Distribution business was sold to a consortium of investors. The Consortium comprises Macquarie Infrastructure and Real Assets, Allianz Capital Partners, Hermes Investment Management, CIC Capital Corporation, Qatar Investment Authority, Dalmore Capital and Amber Infrastructure Limited/International Public Partnerships. National Grid has retained a 39% equity interest in the new separate Gas Distribution business and will account for the interest as an equity investment in an associate going forward.

The UK Electricity Transmission (UK ET), UK Gas Transmission (UK GT) and UK Gas Distribution (UK GD)† businesses operate under eight separate price controls in the UK. These comprise two for our UK ET operations, one covering our role as transmission owner (TO) and the other for our role as system operator (SO); two for our UK GT operations, again one as TO and one as SO; and one for each of our four regional gas distribution networks. While each of the eight price controls may have differing terms, they are based on a consistent regulatory framework.

There is no impact on the price controls following the sale of a majority interest of the UK Gas Distribution business. The eight price controls, as mentioned above, remain in force. National Grid will carry on operating within four of the price controls (National Grid Electricity Transmission plc and National Grid Gas plc), and the UK Gas Distribution business has responsibility for operating within the price controls relating to its four gas distribution networks.

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

There is a range of different regulatory models available for interconnector projects. These involve various levels of regulatory intervention ranging from fully merchant (the project is fully reliant on sales of interconnector capacity) to cap and floor (where sales revenues above the cap are returned to transmission system users and revenues below the floor are topped up by transmission system users, thus reducing the overall project risk).

The cap and floor regime is now the regulated route for interconnector investment in GB, which sits alongside the exemption route (whereby project developers apply for exemptions from aspects of European legislation).

RIIO price controls

Our regulatory framework is called RIIO (revenue = incentives + innovation + outputs) and lasts for eight years. The building blocks of the RIIO price control are broadly similar to the historical price controls used in the UK. However, there are some significant differences in the mechanics of the calculations.

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

Social obligations (UK GD only): extending the gas network to communities that are fuel poor where it is efficient to do so, and introducing measures to address carbon monoxide poisoning.

Within each of these output categories are a number of primary and secondary deliverables, reflecting what our stakeholders want us to deliver over the remaining price control period. The nature and number of these deliverables varies according to the output category, with some being linked directly to our allowed revenue, some linked to legislation, and others having only a reputational impact.

Ofgem, using information we have submitted, along with independent assessments, determines the efficient level of expected costs necessary to deliver them. Under RIIO this is known as totex, which is a component of total allowable expenditure, and is the sum of what was defined in previous price controls as operating expenditure (opex), capital expenditure (capex) and, in UK GD price controls, mains replacement expenditure (repex).

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

† This was a National Grid business until 31 March 2017.

174	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

This sharing factor is one of the ways that RIIO has given innovation more prominence. Innovation includes traditional areas such as new technologies, as well as the broader challenge of finding new ways of working to deliver outputs more efficiently. This broader challenge has an impact on everyone in our business.

Allowed revenue to fund totex costs is split between fast and slow money – a concept under RIIO, based on a specified percentage that is fixed for the duration of the price control (except for UK GD’s repex which changes on a linear scale across the price control). Fast money represents the amount of totex we are able to recover in the next available year. Slow money is added to our RAV – effectively the regulatory IOU. For more details on the sharing factors under RIIO, please see the table below.

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

During the eight year period of the price control our regulator included a provision for a potential mid-period review, with scope driven by:

●	changes to outputs that can be justified by clear changes in government policy; and
●	the introduction of new outputs that are needed to meet the needs of consumers and other network users.

The mid-period review focused on three specific areas, all of which relate to National Grid’s transmission outputs (both gas and electricity).

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

RIIO regulatory building blocks

Allowed returns

The cost of capital allowed under RIIO is as follows:

	Transmission		Gas Distribution[2]
	Gas	Electricity

Cost of equity (post-tax real)	6.8%	7.0%	6.7%

Cost of debt (pre-tax real)	iBoxx 10-year simple trailing average index
	(2.38% for 2016/17)

Notional gearing	62.5%	60.0%	65.0%

Vanilla WACC[1]	4.03%	4.22%	3.89%

1. Vanilla WACC = cost of debt x gearing + cost of equity x (1-gearing).

2. This was a National Grid business until 31 March 2017.

The sharing factor means that any over- and under-spend is shared between the businesses and consumers. The shared figures displayed in the table below are the sharing factors that apply to UK ET, UK GT and UK GD.

For more information on RIIO, including incentive mechanisms, please see the relevant investor fact sheets on the Investor Relations section of our website.

Sharing factors under RIIO are as follows:

	Gas Transmission		Electricity Transmission		Gas Distribution[4]
	Transmission Operator	System Operator	Transmission Operator	System Operator	North West	East of England	West Midlands	London

					Repex:
					Stepped decline from 50% in 2013/14 to 0% in 2020/21
	Baseline[3] 35.6%				in seven equal instalments of 7.14% per annum

Fast[1]	Uncertainty 10%	62.60%	15.00%	72.10%	73.90%	73.37%	75.05%	76.53%

					Repex:
					Stepped increase from 50% in 2013/14 to 100% in 2020/21
	Baseline[3] 64.4%				in seven equal instalments of 7.14% per annum

Slow[2]	Uncertainty 90%	37.40%	85.00%	27.90%	26.10%	26.63%	24.95%	23.47%

Sharing	44.36%		46.89%		63.04%

1.	Fast money allows network companies to recover a percentage of total expenditure within a one-year period.
2.	Slow money is where costs are added to RAV and, therefore, revenues are recovered slowly (e.g. over 20 years) from both current and future consumers.
3.	The baseline is the expenditure that is funded through ex-ante allowances, whereas the uncertainty adjusts the allowed expenditure automatically where the level outputs delivered differ from the baseline level, or if triggered by an event.
4.	This was a National Grid business until 31 March 2017.

National Grid Annual Report and Accounts 2016/17	The business in detail	175

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

The rate case is typically litigated with parties representing customers and other interests. In the states in which we operate, it can take nine to thirteen months for the commission to render a final decision. The utility is required to prove that the requested rate change is prudent and reasonable, and the requested rate plan can span multiple years. Unlike the state processes, the federal regulator has no specified timeline for adjudicating a rate case, but typically makes a final decision retroactive when the case is completed.

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

Features of our rate plans

We bill our customers for their use of electricity and gas services. Customer bills typically comprise a commodity charge, covering the cost of the electricity or gas delivered, and charges covering our delivery service. With the exception of residential gas customers in Rhode Island, our customers are allowed to select an unregulated competitive supplier for the commodity component of electricity and gas utility services.

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

176	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

have been requesting structural changes, such as revenue decoupling mechanisms, capital trackers, commodity-related bad debt true-ups and pension and other post-employment benefit true-ups, separately from base rates. These terms are explained below the table on page 179.

Below, we summarise significant developments in rate filings and the regulatory environment during the year. Following the final stabilisation upgrade to our new financial systems and the availability of 12 months of historical ‘test year’ data from those financial systems, we concluded a first round of full rate case filings in fiscal year 2017, with a final rate case decision for Massachusetts Electric in September 2016, and followed by approval of three-year rate plans for KEDNY and KEDLI in December 2016. We expect to make a number of additional such filings over the next two years to update the capital investment allowances and rate bases across many of our other businesses, including for upstate New York, Rhode Island and the Massachusetts gas companies in 2017– 2018. These filings are expected to capture the benefit of recent increased investments in asset replacement and network reliability, and reflect long-term growth in costs, including property tax and healthcare costs. Along with a clear focus on productivity, the filings are key to improving achieved returns in the Company’s US distribution activities.

Massachusetts

Massachusetts electric rate case

Subsequent to the Company’s November 2015 general rate case filing, on 30 September 2016, MADPU issued a final order approving an overall increase in distribution revenue of approximately $101 million based upon an authorised return on equity of 9.9% and an authorised equity ratio of 50.70%. The order also allows for amortisation and recovery over five years of the $40.6 million of protected customer accounts receivable outstanding for more than 360 days. Storm recovery allowed in base rates increased from $4.3 million to $10.5 million. The order allows for an increase in annual capital investment recovery from $170 million to $249 million and the inclusion of property taxes related to these incremental capital additions.

Boston and Colonial rate cases

The Company plans to file a rate case for Boston Gas and Colonial Gas with MADPU in 2017 with new rates expected to come into effect in 2018. The Massachusetts Gas rate case, the first rate case for Boston Gas and Colonial Gas since 2010, will update the gas companies’ allowed revenues to more closely reflect their cost of service and bring their earned RoEs closer to the allowed RoE.

Gas system enhancement programmes

On the gas side, on 5 May 2017, MADPU approved our recovery of approximately $50.6 million, related to $241 million of anticipated investments in 2017 under this accelerated pipe replacement program, through rates effective May 2016 through April 2018. However, due to the application of the GSEP revenue cap, we are required to defer from recovery an additional $5.5 million of the 2017 revenue requirement until such time that we have room under the GSEP revenue cap to recover the deferred amount or in the next rate case that covers the period of investment.

Grid modernisation and smart energy solutions

In response to a 2014 regulatory requirement, the Company filed a Massachusetts electricity grid modernisation plan on 19 August 2015 that proposed multiple investment options that would further MADPU’s goals of reducing the effect of outages, optimising demand, integrating distributed resources, and improving workforce and asset management. The Company presented a range of investment options for MADPU to consider, with investment levels over five years ranging from $238.6 million to $792.9 million. MADPU established criteria that, if met, would allow the capital costs from the plan to be recovered through a separate capital recovery mechanism. MADPU initiated its review of the Company’s plan in April 2016 and hearings are scheduled for May 2017. The Company also has been operating a Smart Energy Solutions Pilot with approximately 15,000 customers in Worcester, Massachusetts, since 1 January 2015. The Pilot has allowed the Company to deploy, test and learn from technologies similar to those proposed in the grid modernisation plan, including smart meters, demand response, an integrated communication system, and advanced distribution automation. The Pilot was scheduled to end on 31 December 2016, but the Company has received preliminary approval to continue operating the Pilot, and has proposed to continue the Pilot until 31 December 2018. This proposal is under review by MADPU.

Omnibus energy and solar legislation

In April 2016, Massachusetts solar legislation increased the amount of solar generation that a distribution company can own from 25 MWs to 35 MWs, subject to receipt of MADPU prior approval by 31 December 2016 and provided projects are constructed prior to 31 December 2017. MADPU approved the Company’s proposal to own an additional 14 MWs on 30 December 2016. The solar legislation also increased the cap on net metered solar installations and allows electricity distribution companies to submit proposals for a monthly minimum reliability contribution to be included on electric bills for accounts that receive net metering credits subject to MADPU review and approval. The purpose of the monthly minimum reliability contribution is to ensure that customers contribute to the fixed costs of ensuring the reliability, proper maintenance and safety of the electric distribution system.

In August 2016, Massachusetts omnibus energy legislation, among other new policies, allowed for state mandated energy storage deployment targets (to be adopted by 1 July 2017) and established requirements for electricity distribution companies to jointly and competitively solicit long-term contracting proposals for clean energy generation equal to approximately 9,450,000 MWh per year by 31 December 2022 and proposals for offshore wind projects equal to approximately 1,600 MW of aggregate nameplate capacity by 30 June 2027. The first solicitations must be no later than 1 April 2017 and 30 June 2017, respectively, and any contracts must be approved by MADPU. Electricity distributors are entitled to cost recovery of payments under the contracts and may seek approval for annual remuneration equal to as much as 2.75% of the annual payments made under those contracts. The Act also directs MADPU to open an investigation to establish specific criteria to identify Grade 3 gas leaks on the gas distribution system that have a significant environmental impact, to establish a plan to have gas companies repair these leaks and to provide for recovery of leak repair expenses as part of the gas system enhancement programmes.

New York

Upstate New York 2017 Rate Filing

On 28 April 2017, the Company filed a one-year rate plan (but submitted two additional years of data to facilitate a multi-year settlement) for our upstate New York electricity and gas businesses, to increase electricity and gas delivery revenue by $326 million and $81 million, respectively, in the 12 months ending 31 March 2019 (fiscal year 2019). Additionally, the Company included a proposal to amortise a portion of its deferred liabilities to offset the Company’s need for rate relief. The filing is based on an RoE of 9.79% for the one-year rate filing, and includes annual reconciliation mechanisms for certain non-controllable costs.

The filing, which is expected to take 11 months to review and to conclude in March 2018, includes investments of $652 million and $171 million of core investment in the electricity and gas businesses, respectively, in fiscal year 2019 to modernise our infrastructure and improve safety and reliability of our networks. New York rate cases often led to multi-year rate plan settlements, which the Company will pursue through negotiations in this case.

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

NYPSC issued an order on 19 May 2016 addressing ratemaking and utility revenue model policy framework issues under REV, including ratemaking reform, earnings opportunities (platform service revenues and earning adjustment mechanisms or EAMs), competitive market-based earnings, customer data access, non-wires alternative solutions to displace traditional capital investment, standby service tariff enhancements, opt-in rate design (time-of-use rates, Smart Home rate pilots), enhancements to large customer demand charges, scorecard metrics, and mass market rate design. The Company’s initial Distributed

National Grid Annual Report and Accounts 2016/17	The business in detail	177

The business in detail continued

System Implementation Plan (DSIP) was filed with NYPSC on 30 June 2016 and identified incremental investments in utility infrastructure necessary for developing DSP capabilities, market enablement and operations, advanced metering functionality, grid modernisation, and cyber security and privacy measures within the first five years. The DSIP is required to be updated and filed with NYPSC every two years. The Company rate plan filed in April 2017 incorporated investments related to advanced metering infrastructure (AMI), grid modernisation, cyber security, and new electricity and gas products and services. This rate plan also includes a proposal of outcome-based EAM to target energy and system efficiency, carbon reductions, and customer engagement.

Clean Energy Standard (CES)

NYPSC issued an order on 1 August 2016 adopting a CES, consistent with the State Energy Plan, that 50% of New York’s electricity is to be generated by renewable sources by 2030 as part of a strategy to reduce greenhouse gas emissions by 40% by 2030. In particular, the CES established: obligations on load serving entities (LSEs) to financially support new renewable generation resources to serve their retail customers through Renewable Energy Credits (RECs) and to financially support existing at-risk nuclear generators through the purchase of zero emissions credits (ZECs). The first REC and ZEC compliance years under the CES begin 1 January 2017 and 1 April 2017, respectively.

KEDNY and KEDLI rate cases

On 29 January 2016, KEDNY and KEDLI filed base rate cases with NYPSC. On 16 December 2016, NYPSC issued an order adopting the terms of a Joint Proposal, establishing a three-year rate plan negotiated for KEDNY and KEDLI (calendar years 2017–2019). KEDNY’s revenues under the Joint Proposal will increase by $272 million in 2017. For 2018 and 2019, incremental revenue increases will be $41 million and $49 million, respectively. KEDLI’s revenues under the Joint Proposal will increase by $112 million in 2017. For 2018 and 2019, incremental revenue increases will be $20 million and $27 million, respectively. The revenue increases are based on a RoE of 9.0% and a 48% equity ratio. In addition to the revenue increases, the rate plans include funding for 380 new positions and maintain tracker and true-up mechanisms for property taxes, commodity-related bad debt, and pension/OPEBs, reconciling mechanisms for city/state construction-related costs and Site Investigation Remediation (SIR) recovery surcharge/tracker mechanisms, a gas safety and reliability surcharge to recover the costs of incremental leak-prone pipe replacement and leak repairs, and incentive opportunities.

Rhode Island

Rhode Island electricity and gas infrastructure, safety and reliability (ISR) plans

State law provides our Rhode Island electricity and gas operating divisions with rate mechanisms that allow for the recovery of capital investment, including a return, and certain expenses outside base rate proceedings through the submission of annual electricity and gas ISR plans.

RIPUC approved the fiscal year 2018 gas and electric ISR plans on 17 February 2017 and 9 March 2017, respectively. The electric ISR plan encompasses a $100.6 million spending programme for capital investment, $9.6 million for cost of removal, and $10.5 million for operating and maintenance expenses for vegetation management and inspection and maintenance. The gas ISR plan encompasses $101.8 million for capital investment and incremental operation and maintenance expense.

Rhode Island combined gas and electricity rate case

The Company anticipates filing a combined Rhode Island electricity and gas rate case in late 2017/early 2018, with new rates effective in 2018. The rate case provides an opportunity to recalibrate base rates to reflect changes in costs since the last rate case which was effective in February 2013. Rhode Island regulation also allows for proforma and normalising adjustments to test year data that include forecasts for costs expected in a future rate year.

Changing distribution system and modernisation of rates

Numerous grid modernisation efforts are on-going in Rhode Island, including Docket 4600, Systems Integration Rhode Island (SIRI) and the Power Sector Transformation Initiative. In March 2016, RIPUC opened Docket 4600 to explore and understand the changing distribution system and related rate-setting processes through a stakeholder process. National Grid has been a participant in the Docket 4600 stakeholder process which will conclude in Spring 2017 with a set of recommendations. In December 2016, the National Governors Association selected Rhode Island as one of four states to participate in a 16-month collaborative effort with state agencies and key stakeholders, including the Company, to develop a state action plan for modernising the electric power sector and integrating clean energy. This effort, referred to as the Power Sector Transformation Initiative, builds off of the SIRI collaborative effort that began in 2014 and resulted in a vision document released in January 2016.

FERC

Complaints on New England transmission allowed RoE

In September 2011, December 2012, July 2014, and April 2016, a series of four complaints were filed with FERC against certain transmission owners, including our New England electricity transmission business, to lower the base RoE, which FERC had authorised at 11.14% prior to the first complaint. FERC issued orders resolving only the first complaint, with the last order in March 2015, lowering the base RoE to 10.57%. A number of parties, including the Company, appealed FERC’s order on the first complaint to US federal court. On 14 April 2017, the court vacated FERC’s order and remanded the first complaint back to FERC, requiring FERC to reconsider the methodology it adopted in its order. It is too early to determine when or how FERC will decide the four pending RoE complaints against the Company in light of the court’s decision.

National Grid LNG LLC

On 1 April 2016, the Company filed an application seeking FERC approval of a planned $180 million liquefaction facility at the Providence, Rhode Island, LNG plant. We are currently awaiting a FERC order on our application. The target in-service date is December 2018. Rates for the new liquefaction service will be cost-based formula rates charged to customers who opt to take the liquefaction service.

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

In January and June 2016, our Massachusetts and Rhode Island electric utilities, respectively, filed long-term contracts with the Access Northeast gas pipeline for state regulatory approvals. The Company has an equity stake in the pipeline. The Company subsequently withdrew its Massachusetts filing after an August 2016 Massachusetts Supreme Judicial Court decision that prohibited MADPU from approving such contracts, and on 13 January 2017, the Company withdrew its application before RIPUC for approval of a contract with the pipeline.

178	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

Summary of US price controls and rate plans

2014
2015
2016
2017
2018
2019

Commission	Rate plan	Rate base (31 Mar 2017)	Equity-to-debt ratio	Allowed return on equity	Achieved return on equity (31 Mar 2017)	Revenue decoupling[†]	Capital tracker[‡]	Commodity-related bad debt true-up[§]	Pension/ OPEB true-up[¶]
New York Public Service Commission	Niagara Mohawk[1,4] (upstate, electricity)	**$4,737m**	**48 : 52**	**9.3%**	**8.5%**	✓	**P**	**P**	✓
	Niagara Mohawk[4] (upstate, gas)	**$1,052m**	**48 : 52**	**9.3%**	**6.6%**	✓	**P**	**P**	✓
	KEDNY (downstate)[2]	**$2,722m**	**48 : 52**	**9.0%**	**8.2%**	**P**	**P**	**P**	✓
	KEDLI (downstate)[3]	**$2,256m**	**48 : 52**	**9.0%**	**9.5%**	**P**	**P**	**P**	✓
Massachusetts Department of Public Utilities	Massachusetts Electric/ Nantucket Electric	**$2,281m**	**51 : 49**	**9.9%**	**4.3%**	✓	**P**	✓	✓
	Boston Gas[5]	**$1,830m**	**50 : 50**	**9.75%**	**7.7%**	✓	**P**	✓	✓
	Colonial Gas[5]	**$421m**	**50 : 50**	**9.75%**	**7.4%**	✓	**P**	✓	✓
Rhode Island Public Utilities Commission	Narragansett Electric[6]	**$665m**	**49 : 51**	**9.5%**	**6.2%**	✓	✓	**P**	✓
	Narragansett Gas[6]	**$640m**	**49 : 51**	**9.5%**	**9.4%**	✓	✓	**P**	✓
Federal Energy Regulatory Commission	Narragansett	**$697m**	**50 : 50**	**10.57%**	**11.4%**	**n/a**	✓	**n/a**	✓
	Canadian Interconnector	**$31m**	**49 : 51**	**13.0%**	**13.0%**	**n/a**	✓	**n/a**	✓
	New England Power	**$1,543m**	**66 : 34**	**10.57%**	**11.1%**	**n/a**	✓	**n/a**	✓
	Long Island Generation	**$422m**	**46 : 54**	**9.9%**	**12.0%**	**n/a**	✓	**n/a**	✓

1. Both transmission and distribution, excluding stranded costs.
2. KeySpan Energy Delivery New York (The Brooklyn Union Gas Company).
3. KeySpan Energy Delivery Long Island (KeySpan Gas East Corporation).
4. The chart shows the anticipated date when new rates take effect; the rate filing may result in a multi-year rate plan settlement.
5. Boston Gas and Colonial Gas anticipate filing a rate case with the MADPU in 2017 with new rates expected to come into effect in 2018.
6. Narragansett anticipates electric and gas rate case filings in late 2017/early 2018, with new rates effective in 2018.

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

◇Pension/OPEB true-up

A mechanism that reconciles the actual non-capitalised costs of pension and OPEB and the actual amount recovered in base rates. The difference may be amortised and recovered over a period or deferred for a future rate case.

National Grid Annual Report and Accounts 2016/17	The business in detail	179

Internal control and risk factors

Disclosure controls

Working with management, including the Chief Executive and Finance Director, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at 31 March 2017. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. However, the effectiveness of any system of disclosure controls and procedures has limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures.

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

Internal control over financial reporting

Our management, including the Chief Executive and Finance Director, has carried out an evaluation of our internal control over financial reporting pursuant to the Disclosure Guidance and Transparency Rules sourcebook and Section 404 of the Sarbanes-Oxley Act 2002. As required by Section 404, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act).

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

Management evaluation of the effectiveness of the Company’s internal control over financial reporting was based on the revised Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at 31 March 2017.

PricewaterhouseCoopers LLP, which has audited our consolidated financial statements for the year ended 31 March 2017, has also audited the effectiveness of our internal control over financial reporting. Their attestation report can be found on page 83.

During the year, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect it.

Risk factors

Management of our risks is an important part of our internal control environment, as we describe on pages 15 to 18. In addition to the principal risks listed we face a number of inherent risks that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities.

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

Safety is a fundamental priority for us and we commit significant resources and expenditure to process safety and to monitoring personal safety, occupational health and environmental performance, and to meeting our obligations under negotiated settlements.

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

180	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

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

Most of our businesses are utilities or networks subject to regulation by governments and other authorities. Changes in law or regulation or regulatory policy and precedent, (including any changes arising as a result of the UK’s exit from the European Union), including decisions of governmental bodies or regulators, in the countries or states in which we operate could materially adversely affect us.

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

For further information see pages 174 to 179, which explain our regulatory environment in detail.

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

If we do not meet these targets and standards, or if we are not able to deliver the US rate plans strategy successfully, we may not achieve the expected benefits, our business may be materially adversely affected and our performance, results of operations and reputation may be materially harmed and we may be in breach of regulatory or contractual obligations.

National Grid Annual Report and Accounts 2016/17	Internal control and risk factors	181

Internal control and risk factors continued

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

182	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

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

Financial markets can be subject to periods of volatility and shortages of liquidity, for example as a result of unexpected political or economic events. If we were unable to access the capital markets or other sources of finance at competitive rates for a prolonged period, our cost of financing may increase, the discretionary and uncommitted elements of our proposed capital investment programme may need to be reconsidered and the manner in which we implement our strategy may need to be reassessed.

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

This risk is significant where our subsidiaries have concentrations of receivables from gas and electricity utilities and their affiliates, such as from our current PSEG-LI transition services agreement, as well as industrial customers and other purchasers, and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions.

To the extent that counterparties are contracted with for physical commodities (gas and electricity) and they experience events that impact their own ability to deliver, we may suffer supply interruption as described in Infrastructure and IT systems on page 181.

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

National Grid Annual Report and Accounts 2016/17	Internal control and risk factors	183

Shareholder information

Articles of Association

The following description is a summary of the material terms of our Articles and applicable English law. It is a summary only and is qualified in its entirety by reference to the Articles.

Summary

The Articles set out the Company’s internal regulations. Copies are available on our website and upon request. Amendments to the Articles have to be approved by at least 75% of those voting at a general meeting of the Company. Subject to company law and the Articles, the Directors may exercise all the powers of the Company. They may delegate authorities to committees and day-to-day management and decision-making to individual Executive Directors. The committee structure is set out on page 36.

General

The Company is incorporated under the name National Grid plc and is registered in England and Wales with registered number 4031152. Under the Companies Act 2006, the Company’s objects are unrestricted.

Directors

Under the Articles, a Director must disclose any personal interest in a matter and may not vote in respect of that matter, subject to certain limited exceptions. As permitted under the Companies Act 2006, the Articles allow non conflicted Directors to authorise a conflict or potential conflict for a particular matter. In doing so, the non conflicted Directors must act in a way they consider, in good faith, will be most likely to promote the success of the Company for the benefit of the shareholders as a whole.

The Directors (other than a Director acting in an executive capacity) are paid fees for their services. In total, these fees must not exceed £2,000,000 per year or any higher sum decided by an ordinary resolution at a general meeting of shareholders. In addition, special pay may be awarded to a Director who acts in an executive capacity, serves on a committee, performs services which the Directors consider to extend beyond the ordinary duties of a director, devotes special attention to the business of National Grid, or goes or lives abroad on the Company’s behalf. Directors may also receive reimbursement for expenses properly incurred, and may be awarded pensions and other benefits. The compensation awarded to the Executive Directors is determined by the Remuneration Committee. Further details of Directors’ remuneration are set out in the Directors’ Remuneration Report (see pages 54 to 71).

The Directors may exercise all the powers of National Grid to borrow money. However, the aggregate principal amount of all the Group’s borrowings outstanding at any time must not exceed £35 billion or any other amount approved by shareholders by an ordinary resolution at a general meeting.

Directors can be appointed or removed by the Board or shareholders at a general meeting. Directors must stand for election at the first AGM following their appointment to the Board. Each Director must retire at least every three years, although they will be eligible for re-election. In accordance with best practice introduced by the UK Corporate Governance Code, all Directors wishing to continue in office currently offer themselves for re-election annually. No person is disqualified from being a Director or is required to vacate that office by reason of attaining a maximum age.

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

184	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

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

Under the UK Disclosure Guidance and Transparency Rules sourcebook, there is also an obligation on a person who acquires or ceases to have a notifiable interest in shares in National Grid to notify the Company of that fact. The disclosure threshold is 3% and disclosure is required each time the person’s direct and indirect holdings reach, exceed or fall below each 1% threshold thereafter.

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

For the period 19 May 2016 to 17 May 2017, the Company received a total of $2,126,791.80 in reimbursements from the Depositary consisting of $1,420,248.93 and $706,542.87 received in November 2016 and March 2017 respectively. Fees that are charged on cash dividends will be apportioned between the Depositary and the Company, see below.

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

The Company’s Deposit Agreement under which the ADSs are issued allows a fee of up to $0.05 per ADS to be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the 2016/17 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to distribution of the cash dividend.

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

Exchange controls

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends, interest or other payments to non UK resident holders of ordinary shares except as otherwise set out in Taxation on page 187 and except in respect of the governments of and/or certain citizens, residents or bodies of certain countries (described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

National Grid Annual Report and Accounts 2016/17	Shareholder information	185

Shareholder information continued

Exchange rates

The following table shows the history of the exchange rates of one pound sterling to US dollars for the periods indicated.

	Dollar equivalent of £1 sterling
	High	Low

April 2017	1.2938	1.2392
March 2017	1.2570	1.2150
February 2017	1.2647	1.2429
January 2017	1.2605	1.2065
December 2016	1.2712	1.2226

		Average[1]

2016/17		1.31
2015/16		1.51
2014/15		1.61
2013/14		1.60
2012/13		1.57

1.	The average for each period is calculated by using the average of the exchange rates on the last day of each month during the period. See weighted average exchange rate on page 85.

Material interests in shares

As at 31 March 2017, National Grid had been notified of the following holdings in voting rights of 3% or more in the issued share capital of the Company:

	Number of ordinary shares	% of voting rights[1]

Black Rock, Inc.	226,594,591	6.01
The Capital Group Companies, Inc.	145,094,617	3.88
Competrol International Investments Limited	137,164,285	3.65

1.	This number is calculated in relation to the issued share capital at the time the holding was disclosed.

As at 17 May 2017, no further notifications have been received.

The rights attached to ordinary shares are detailed on page 184. All ordinary shares and all major shareholders have the same voting rights. The Company is not, to the best of its knowledge, directly or indirectly controlled.

Share capital

As at 17 May 2017, the share capital of the Company consists of ordinary shares of 11 17⁄43 pence nominal value each and ADSs, which represent five ordinary shares each. Subject to shareholder approval of the proposed share consolidation, at the General Meeting of the Company to be held on 19 May 2017, the nominal value of the Company’s ordinary shares will be 12 204⁄473 pence with effect from 22 May 2017.

Authority to purchase shares

Shareholder approval was given at the 2016 AGM to purchase up to 10% of the Company’s share capital (being 374,682,662 ordinary shares). The Directors intend to seek shareholder approval to renew this authority at the 2017 AGM.

In addition, the authority to purchase shares from the 2016 AGM is proposed for renewal at a General Meeting of the Company to be held on 19 May 2017 to cover the period between the date of the General Meeting and the 2017 AGM. The renewed authority is required due to the change to the nominal value of the ordinary shares that would result from the share consolidation proposed at the same General Meeting.

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

As explained in the Notice of General Meeting issued on 19 April 2017, it is intended that part of the proceeds from the sale of a majority interest in the Company’s UK Gas Distribution business will be returned to shareholders by way of purchase of the Company’s shares. Subject to shareholder approval at the General Meeting to be held on 19 May 2017 and the 2017 AGM, the Company and the Directors therefore intend to use this authority in this context to return approximately £835 million to shareholders by way of on-market purchases of the Company’s ordinary shares.

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

	Number of shares	Total nominal value	Percentage of called up share capital[1]

Shares held in Treasury purchased in prior years	179,045,081	£20,402,811.56	4.54%
Shares purchased and held in Treasury during the year[2,3]	19,602,361	£2,233,757.42	0.50%
Shares transferred from Treasury during the year (to employees under employee share plans)	6,027,564	£686,861.94	0.15%
Maximum number of shares held in Treasury during the year	193,515,250	£22,051,737.79	4.91%

1. Called up share capital of 3,942,983,436 ordinary shares as at the date of this report.

2. From 7 April 2016 to 14 February 2017.

3. Shares purchased for a total cost of £188,922,589.

	Total number of shares purchased	Average price paid per share (£)	Of which, number of shares purchased as part of publicly announced plans	Maximum value that may yet be purchased as part of publicly announced plans (£m)

April[1] (7 April 2016)	657,000	9.978	657,000	–
May	–	–	–	–
June	–	–	–	–
July	–	–	–	–
August	–	–	–	–
September	–	–	–	–
October	–	–	–	–
November[2]
(25–30 Nov 2016)	1,250,000	9.146	1,250,000	–
December[2]
(5–22 Dec 2016)	8,200,000	9.139	8,200,000	–
January[2]
(4–27 Jan 2017)	5,997,044	9.330	5,997,044	–
February[3]
(6–14 Feb 2017)	3,498,317	9.526	3,498,317	–
March	–	–	–	–

Total	19,602,361	9.295	19,602,361	–

Shares were purchased as part of publicly announced plans, as detailed below, which have expired and under which the Company does not intend to make further purchases:

1.	Announced: 23 February 2016 and Expired: 14 April 2016 (Authority for no. of shares: 3,357,000 of which 657,000 during the financial year ended 31 March 2017).
2.	Announced: 24 November 2016 and Expired: 21 January 2017 (Authority for no. shares: 15,447,044 ordinary shares).
3.	Announced: 6 February 2017 and Expired: 14 February 2017 (Authority for no. shares: 3,498,317 ordinary shares).

No purchases were made in the United States or in respect of the Company’s ADSs.

As at the date of this report, the Company held 188,996,970 ordinary shares as treasury shares, representing 4.79% of the Company’s called up share capital.

186	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

Authority to allot shares

Shareholder approval was given at the 2016 AGM to allot shares of up to one third of the Company’s share capital. The Directors are seeking this same level of authority this year. The Directors consider that the Company will have sufficient flexibility with this level of authority to respond to market developments. This authority is in line with investor guidelines.

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

Dividend waivers

The trustees of the National Grid Employees Share Trust, which are independent of the Company, waived the right to dividends paid during the year, and have agreed to waive the right to future dividends, in relation to the ordinary shares and ADSs held by the trust.

Under the Company’s ADS programme, the right to dividends in relation to the ordinary shares underlying the ADSs was waived during the year by the Depositary, under an arrangement whereby the Company pays the monies to satisfy any dividends separately to the Depositary for distribution to ADS holders entitled to the dividend. This arrangement is expected to continue for future dividends.

Share price

National Grid ordinary shares are listed on the London Stock Exchange under the symbol NG and the ADSs are listed on the New York Stock Exchange under the symbol NGG.

Price history

The following table shows the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated.

	Ordinary share (pence)		ADS ($)
	High	Low	High	Low

2016/17	1,148.00	888.90	74.97	56.50

2015/16	998.20	806.40	72.53	63.75
2014/15	965.00	806.22	77.21	62.25
2013/14	849.50	711.00	70.07	55.16
2012/13	770.00	627.00	58.33	49.55
2016/17 Q4	1,022.50	906.80	64.22	56.54
Q3	1,114.50	888.90	71.43	56.50
Q2	1,148.00	1,035.50	74.97	69.05
Q1	1,096.00	945.00	74.67	66.52
2015/16 Q4	998.20	906.10	72.47	64.76
Q3	968.57	890.60	72.53	67.31
Q2	918.90	806.40	69.71	63.75
Q1	940.90	817.20	72.14	64.37
April 2017	1,042.00	985.10	65.33	62.85
March 2017	1,022.50	909.31	64.22	59.24
February 2017	983.40	906.80	61.22	57.65
January 2017	969.30	912.30	59.54	56.54
December 2016	960.00	888.90	59.40	56.50

Shareholder analysis

The following table includes a brief analysis of shareholder numbers and shareholdings as at 31 March 2017.

Size of shareholding	Number of shareholders	% of shareholders	Number of shares	% of shares

1–50	159,963	18.0110	4,561,644	0.1157
51–100	236,033	26.5760	16,694,761	0.4234
101–500	386,407	43.5073	81,585,725	2.0691
501–1,000	53,761	6.0532	37,453,393	0.9499
1,001–10,000	48,874	5.5029	121,025,841	3.0694
10,001–50,000	2,018	0.2272	35,655,682	0.9043
50,001–100,000	222	0.0250	16,330,876	0.4142
100,001–500,000	418	0.0471	102,792,008	2.607
500,001–1,000,000	125	0.0141	86,652,292	2.1976
1,000,001+	321	0.0361	3,440,231,225	87.2494

Total	888,142	100	3,942,983,447	100

Taxation

The discussion in this section provides information about certain US federal income tax and UK tax consequences for US Holders (defined below) of owning ADSs and ordinary shares. A US Holder is beneficial owner of ADSs or ordinary shares that:

●	is for US federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States, any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes;
●	is not resident or ordinarily resident in the UK for UK tax purposes; and
●	does not hold ADSs or ordinary shares in connection with the conduct of a business or the performance of services in the UK or otherwise in connection with a branch, agency or permanent establishment in the UK.

National Grid Annual Report and Accounts 2016/17	Shareholder information	187

Shareholder information continued

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

US Holders should assume that any cash distribution paid by us with respect to ADSs or ordinary shares will be reported as dividend income. While dividend income received from non-US corporations is generally taxable to a non-corporate US Holder as ordinary income for US federal income tax purposes, dividend income received by a non-corporate US Holder from us generally will be taxable at the same favourable rates applicable to long-term capital gains provided (i) either (a) we are eligible for the benefits of the Tax Convention or (b) ADSs or ordinary shares are treated as ‘readily tradable’ on an established securities market in the United States and (ii) we are not, for our taxable year during which the dividend is paid or the prior year, a passive foreign investment company for US federal income tax purposes (a PFIC), and certain other requirements are met. We (1) expect that our shares will be treated as ‘readily tradable’ on an established securities market in the United States as a result of the trading of ADSs on the New York Stock Exchange and (2) believe we are eligible for the benefits of the Tax Convention.

Based on our audited financial statements and the nature of our business activities, we believe that we were not treated as a PFIC for US federal income tax purposes with respect to our taxable year ending 31 March 2017. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and the nature of our business activities, we do not anticipate becoming a PFIC in the foreseeable future.

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

188	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

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

National Grid Annual Report and Accounts 2016/17	Shareholder information	189

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

US Incentive Thrift Plans

Employees of National Grid’s US companies are eligible to participate in the Thrift Plans, which are tax-advantaged savings plans (commonly referred to as 401(k) plans). They are DC pension plans that give participants the opportunity to invest up to applicable federal salary limits. The federal limits for calendar year 2016 are: for pre-tax contributions, a maximum of 50% of salary limited to $18,000 for those under the age of 50 and $24,000 for those age 50 and above; for post-tax contributions, up to 15% of salary. The total amount of employee contributions (pre-tax and post-tax) may not exceed 50% of compensation, and are further subject to the combined federal annual contribution limit of $53,000. For calendar year 2017, participants may invest up to the applicable federal salary limits: for pre-tax contributions, a maximum of 50% of salary limited to $18,000 for those under the age of 50 and $24,000 for those age 50 and above; for post-tax contributions, up to 15% of salary. The total amount of employee contributions (pre-tax and post-tax) may not exceed 50% of compensation, and are further subject to the combined federal annual contribution limit of $54,000.

ESPP

Employees of National Grid’s US companies are eligible to participate in the ESPP (commonly referred to as a 423(b) plan). Eligible employees have the opportunity to purchase ADSs on a monthly basis at a 15% discounted price. Under the plan, employees may contribute up to 20% of base pay each year, up to a maximum annual contribution of $18,888 to purchase ADSs in National Grid.

Change of control provisions

No compensation would be paid for loss of office of Directors on a change of control of the Company. As at 31 March 2017, the Company had undrawn borrowing facilities of £3.7 billion available to it with a number of banks and a further £2.1 billion of drawn bank loans which, on a change of control of the Company following a takeover bid, may alter or terminate. All of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time. In the event of a change of control of the Company, a number of governmental and regulatory consents or approvals are likely to be required, arising from laws or regulations of the UK, US or the EU. Such consents or approvals may also be required for acquisitions of equity securities that do not amount to a change of control.

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

Conflicts of interest

In accordance with the Companies Act 2006, the Board has a policy and procedure in place for the disclosure and authorisation (if appropriate) of actual and potential conflicts of interest. The Board continues to monitor and note possible conflicts of interest that each Director may have. The Directors are regularly reminded of their continuing obligations in relation to conflicts, and are required annually to review and confirm their external interests. During the year ended 31 March 2017, no actual or potential conflicts of interest were identified, which required approval by the Board. The Board has also considered and noted a number of situations in relation to which no actual conflict of interest was identified.

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

●	The NYSE rules and the Code apply different tests for the independence of Board members.
●	The NYSE rules require a separate nominating/corporate governance committee composed entirely of independent Directors. There is no requirement for a separate corporate governance committee in the UK. Under the Company’s corporate governance policies, all Directors on the Board discuss and decide upon governance issues, and the Nominations Committee makes recommendations to the Board with regard to certain of the responsibilities of a corporate governance committee.
●	The NYSE rules require listed companies to adopt and disclose corporate governance guidelines. While the Company reports compliance with the Code in each Annual Report and Accounts, the UK requirements do not require the Company to adopt and disclose separate corporate governance guidelines.
●	The NYSE rules require a separate audit committee composed of at least three independent members. While the Company’s Audit Committee exceeds the NYSE’s minimum independent Non- executive Director membership requirements, it should be noted that the quorum for a meeting of the Audit Committee, of two independent Non-executive Directors, is less than the minimum membership requirements under the NYSE rules.
●	The NYSE rules require a compensation committee composed entirely of independent Directors, and prescribe criteria to evaluate the independence of the committee’s members and its ability to engage external compensation advisors. While the Code prescribes different independence criteria, the Non-executive Directors on the Remuneration Committee have each been deemed independent by the Board under the NYSE rules. Although the evaluation criteria for appointment of external advisors differ under the Code, the Remuneration Committee is solely responsible for appointment, retention and termination of such advisors.

190	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

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

Human Rights

Respect for human rights is incorporated into our employment practices and our values, which are integral to our ethical business conduct guide – the way in which we conduct ourselves allows us to build trust with the people we work with. We earn this trust by doing things in the right way, building our reputation as an ethical company that our stakeholders want to do business with, and that our employees want to work for. Although we do not have specific policies relating to human rights, slavery or human trafficking, our procurement policies integrate sustainability into the way we do business throughout our supply chain, so that we create value, preserve natural resources and respect the interests of the communities we serve and from which we procure goods and services. Through our Global Supplier Code of Conduct (GSCoC), we expect our suppliers to keep to all laws relating to their business, as well as adhere to the principles of the United Nations Global Compact, the Ethical Trading Initiative Base Code, the UK Modern Slavery Act 2015 and for our UK suppliers, the requirements of the Living Wage Foundation.

Listing Rule 9.8.4 R cross reference table

Information required to be disclosed by LR 9.8.4 R (starting on page indicated):

Interest capitalised	Page 103
Publication of unaudited financial information	Not applicable
Details of long-term incentive schemes	Not applicable
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable
Non pre-emptive issues of equity for cash	Not applicable
Item (7) in relation to major subsidiary undertakings	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Contracts of significance	Not applicable
Provision of services by a controlling shareholder	Not applicable
Shareholder waivers of dividends	Page 187
Shareholder waivers of future dividends	Page 187
Agreements with controlling shareholders	Not applicable

Material contracts

On 8 December 2016, we agreed to sell a 61% equity interest in our UK Gas Distribution business to the Consortium pursuant to the terms of an acquisition agreement of that date. The sale of the 61% interest completed on 31 March 2017. National Grid and the Consortium have also entered into an agreement for the potential future sale and purchase of an additional 14% equity interest in the UK Gas Distribution business.

In addition, each of our Executive Directors has a Service Agreement and each Non-executive Director has a Letter of Appointment. Apart from these, no contract (other than contracts entered into in the ordinary course of business) has been entered into by the Group within the two years immediately preceding the date of this report which is, or may be material; or which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group at the date of this report.

Political donations and expenditure

At this year’s AGM the Directors will again seek authority from shareholders, on a precautionary basis, for the Company and its subsidiaries to make donations to registered political parties and other political organisations and/or incur political expenditure in the European Union (EU), in each case in amounts not exceeding £125,000 in aggregate. The definitions of these terms in the Companies Act 2006 are very wide and as a result this can cover bodies such as those concerned with policy review, law reform and the representation of the business community. It could include special interest groups, such as those involved with the environment, which the Company and its subsidiaries might wish to support, even though these activities are not designed to support or influence support for a particular party. The Companies Act 2006 states that all-party parliamentary groups are not political organisations for these purposes, meaning the authority to be sought from shareholders is not relevant to interactions with such groups. The Company has no intention of changing its current practice of not making political donations or incurring political expenditure within the ordinary meaning of those words. This authority is therefore being sought to ensure that none of the Company’s activities inadvertently infringe these rules.

National Grid made no donations in the EU during the year, including donations as defined for the purposes of the Political Parties, Elections and Referendums Act 2000. National Grid USA and its affiliated New York and federal political action committees (each, a PAC) made political donations in the US totalling $71,410 (£55,933) during the year. National Grid USA’s affiliated New York PAC was funded partly by contributions from National Grid USA and certain of its subsidiaries and partly by voluntary employee contributions. National Grid USA’s affiliated federal PAC was funded wholly by voluntary employee contributions.

Property, plant and equipment

This information can be found under the heading note 12 property, plant and equipment on pages 118 and 119, note 20 Borrowings on pages 127 and 128 and where we operate on page 173.

Research and development

Investment in research and development during the year for the Group, including discontinued operations, was £27 million (2015/16: £29 million; 2014/15: £23 million). Throughout 2016/17, innovation funding has sustained investment across all three of our UK Regulated business areas: UK ET, UK GT and UK GD. We have continued to challenge the way we work, collaborating across the industry in search of new technologies and techniques in our drive to deliver benefits for our stakeholders. Due to the way in which we work with a large number of partners on new ideas, our disclosed research and development expenditure is lower than the overall contribution we make to the industry. We only disclose directly incurred expenditure, and not those amounts our partners contribute to joint or collaborative projects.

The UK ET innovation investment continues to aim to advance our strategic ambitions to reduce the cost of providing a secure, reliable and sustainable electricity transmission system. Progress has been made on the design of our new 400kV research centre at Deeside.

We have successfully installed and pressurised the new insulating gas (Green Gas for Grid g3), a potential replacement for SF6 for new transmission assets, on two gas insulated busbar sections at our substation in Sellindge. The equipment passed its High Voltage test on site and was energised in April 2017.

Research has also progressed our understanding of and ability to predict and manage the impact of increased levels of distributed and renewable generation on the system.

Our control room and forecasting team have already been able to use the initial output from our solar PV monitoring and forecasting work, to help with balancing the system at times of high levels of solar generation.

NGET’s Transmission & Distribution Interface 2.0 project is an £8 million Ofgem Network Innovation Competition award announced on Wednesday 30 November 2016. This is a new regional power market trial that will improve interaction between National Grid’s System Operator (SO), UK Power Networks’ role as regional electricity distributor and renewable energy generators connected to the distribution system.

National Grid Annual Report and Accounts 2016/17	Other disclosures	191

Other disclosures continued

The market will help renewable energy generators to offer their services to National Grid’s System Operator via a UK Power Networks’ Distribution System Operator (DSO) platform. This approach will also provide additional services to UK Power Networks. Improving communication, coordination and developing new commercial frameworks will maximise network capacity by better managing system constraints, giving National Grid’s System Operator access to previously unexploited power. It will also introduce new revenue streams for renewable energy generators. If successful, the regional power market model could be introduced to 59 other sites and potentially save up to £412 million for UK consumers by 2050.

We are also working in partnership with Scottish Power Electricity Networks on their £16 million Phoenix NIC project which aims to demonstrate how hybrid synchronous compensation could overcome technical limitations that currently limit the proportion of power generation from renewable sources and interconnectors that the Great Britain electricity system can handle. Our innovation portfolio has continued to develop throughout 2016/17, with a continued focus on new techniques for safety and risk reduction through projects such as 3D laser scanning for more accurate pipeline condition assessment and removable composite transition pieces to access pipelines more easily. Other projects have explored new techniques for valve sealant lines and improved techniques for compressor emissions monitoring.

Demonstration of the value delivered to our customers has been a key priority in 2016/17 and continues to be going forward into 2017/18.

Innovation in UK GD continued to focus on six value areas which reflect both the RIIO outputs. We continued to develop and refine pipe-lining technologies to reduce the impact of our pipe replacement activities on our customers and the environment. In addition, we have made a new tool available for our engineers to help find underground pipes more quickly. We also explored how virtual reality technology can improve the way we train engineers.

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

In the year, we invested and participated in several significant pilot projects with the intent of obtaining operational knowledge and experience of technology-driven system impacts. Below are a few examples of our RD&D projects:

●	We are pre-approved to construct up to 20 MW of photovoltaic (PV) facilities in Massachusetts as part of our ‘Solar Phase II’ programme. These PV sites are designed with advanced grid interactive control features, beyond what typical PV facilities are required to provide. Operating and analysing the performance of these grid interactive controls will help prepare and futureproof our system to enable a high penetration of the Distributed Energy Resources on the distribution system. We are also pre-approved to construct up to 14 MW of photovoltaic (PV) facilities in conjunction with 7 MW of battery storage in Massachusetts as part of our ‘Solar Phase III’ programme. The intent of this project is to demonstrate the value of energy storage in the system peak load shaving, solar ramp rate control and mitigation of power quality issues.
●	We are engaged with Electric Power Research Institute (EPRI) on a number of programmes such as Distributed Energy Resources integration, energy storage and system planning. In February 2017, National Grid received two EPRI Technology Transfer awards for the RD&D work on Smart Inverters and distributed energy resources hosting capacity.
●	We are progressing four New York REV pilot projects, which are
●	1) Fruit Belt Neighbourhood Solar, 2) Community Resilience,
●	3) Demand Reduction, and 4) Distribution System Platform to test new technologies and business models in which distributed energy resources are integrated for grid operations.
●	We support several Department of Energy projects under the SunShot programme, aimed to further the integration and proliferation of solar PV.
●	Lessons learned from the two-year Worcester Smart Energy Solutions pilot in Massachusetts and the Volt VAR Optimization and Conservation Voltage Reduction pilot in Rhode Island have helped shape larger scale grid modernisation proposals in each of our jurisdictions.
●	We demonstrated electric robot and UAS (unmanned aircraft systems) technologies in our service area, and are working to integrate these technologies into our operations.
●	We are preparing to demonstrate online monitoring technology at transmission substations in our New England service area in order to move towards enhanced condition-based asset management.
●	We are building equipment test and training labs in order to support our initial upgrades of transmission substations across our service area to the IEC 61850 communications standard.

US expenditure for gas research, development and deployment of new technologies is largely funded through a special Regulatory Order and customer surcharge mechanism in New York State. Primary investments were in the areas of enhancements to improve overall customer safety; methane detection equipment is being deployed and tested both as mobile solutions to identify leakage in the field and in residential buildings. After completing extensive bench testing, we are continuing a pilot study in the use of existing and new technology for methane sensors within residential properties and working with standards organisations to enhance safety through the development of revised standards and specifications for improved detection levels and proper placement and use of detectors. We are evaluating best practices in automatic shut-off valves, excess flow valves and developing an integrated system to provide storm hardening (flood condition detection) with a methane detector in low pressure areas.

To further advance the safe operation of our systems, ongoing improvements for condition assessments of the most difficult to inspect pipelines are being enhanced through robotic inspection platforms with focus on crack detection sensors, Electromagnetic Acoustic Transducer, and developing tools to assess smaller diameter unpiggable steel pipelines. In addition, new tools and techniques are being developed to increase safety of the workforce, safely stop off mains and services with less excavation, improve welding practices and advance the inspection of polyethylene pipe construction, joint quality and the tracking and traceability of materials used in the construction of our transmission and distribution assets and to move toward more electronically and geospatially based records of field operations and construction.

Unresolved SEC staff comments

There are no unresolved SEC staff comments required to be reported.

192	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

Other unaudited financial information

Within the annual report a number of financial measures are presented. These measures have been categorised as either alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines, or as other financial information.

An alternative performance measure is a financial measure of historic or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these metrics to provide a better understanding of the underlying performance of the Group. Where appropriate, reconciliations of alternative performance measures to IFRS measures and/or definitions are provided.

The Group has defined the following financial measures as APMs: net revenue (reconciliations below), adjusted operating profit including and excluding timing (reconciliations below), adjusted earnings per share including and excluding timing (reconciliations below), net debt (included in note 27), capital investment (reconciliation below) and value added (reconciliation and definition on page 21). Adjusted profit and earnings metrics this year relate to both the continuing business and the Group as a whole i.e. including discontinued operations.

Other financial information presented includes additional non-IFRS reconciliations and are identified as follows: funds from operations (FFO) (reconciliation below), FFO/interest cover (reconciliation below) and retained cash flow (RCF)/adjusted net debt (reconciliation below).

Other financial information also includes regulatory measures: Group, UK and US regulatory return on equity (RoE) (reconciliation below), regulatory asset based growth (reconciliation below), regulatory gearing (description on page 151) and annual asset growth (reconciliation below).

Alternative performance measures (APMs)

Net revenue

‘Net revenue’ is revenue less pass-through costs, such as payments to other UK network owners, system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

	31 March 2017			31 March 2016 Re-presented[1]
	Total sales	Pass through costs	Net revenue	Total sales	Pass through costs	Net revenue
UK Electricity Transmission	4,439	(2,293)	2,146	3,977	(2,030)	1,947
UK Gas Transmission	1,080	(223)	857	1,047	(221)	826
US Regulated	8,931	(3,411)	5,520	7,493	(3,154)	4,339
Other activities	713	–	713	824	–	824
Discontinued operations	1,902	(350)	1,552	1,949	(352)	1,597
Total	17,065	(6,277)	10,788	15,290	(5,757)	9,533

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

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

Adjusted results exclude exceptional items and remeasurements. These items are reported collectively as the second component of the financial measures. Note 4 on page 101 explains in detail the items which are excluded from our adjusted profit measures.

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

National Grid Annual Report and Accounts 2016/17	Other unaudited financial information	193

Other unaudited financial information continued

Continuing, discontinued and total Group profits and earnings

The analysis below combines information from elsewhere in the Annual Report (primarily note 9) to reflect key metrics for the Group as if UK Gas Distribution was consolidated throughout the year.

	Including timing
	Year ended 31 March
	2017			2016			2015
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Revenue	15,035	1,887	16,922	13,212	1,903	15,115	13,357	1,844	15,201
Operating costs	(11,262)	(993)	(12,255)	(9,998)	(1,021)	(11,019)	(10,323)	(1,015)	(11,338)
Adjusted operating profit	3,773	894	4,667	3,214	882	4,096	3,034	829	3,863
Exceptional items and remeasurements	(565)	–	(565)	11	(22)	(11)	(83)	–	(83)
Statutory operating profit	3,208	894	4,102	3,225	860	4,085	2,951	829	3,780
Net finance costs (before exceptionals)	(1,029)	(146)	(1,175)	(856)	(157)	(1,013)	(872)	(161)	(1,033)
Finance exceptionals and remeasurements	(58)	(6)	(64)	(99)	–	(99)	(165)	–	(165)
Total net finance costs	(1,087)	(152)	(1,239)	(955)	(157)	(1,112)	(1,037)	(161)	(1,198)
Share of result of joint ventures and associates	63	–	63	59	–	59	46	–	46
Profit before tax	2,184	742	2,926	2,329	703	3,032	1,960	668	2,628
Tax	(374)	(79)	(453)	(427)	(11)	(438)	(467)	(150)	(617)
Profit after tax before gain on disposal	1,810	663	2,473	1,902	692	2,594	1,493	518	2,011
Gain on disposal of UK Gas Distribution	–	5,321	5,321	–	–	–	–	–	–
Profit after tax including gain on disposal	1,810	5,984	7,794	1,902	692	2,594	1,493	518	2,011

Reconciliation of adjusted operating profit to total operating profit

Adjusted operating profit is presented on the face of the income statement under the heading operating profit before exceptional items and remeasurements. Reconciliation of adjusted operating profit to statutory operating profit is included within note 2.

Reconciliation of adjusted operating profit excluding timing differences to total operating profit

Adjusted operating profit excluding timing differences is discussed on page 20.

	Year ended 31 March
	2017	2016	2015
	£m	£m	£m
Adjusted operating profit excluding timing differences	4,291	4,071	3,927
Timing differences from continuing operations	398	(1)	(77)
Timing differences from discontinued operations	(22)	26	13
Adjusted operating profit	4,667	4,096	3,863
Exceptional items and remeasurements	(565)	(11)	(83)
Total operating profit	4,102	4,085	3,780

Reconciliation of adjusted operating profit to adjusted earnings and earnings

Adjusted earnings is presented in note 7 to the consolidated financial statements on page 110.

	Including timing			Excluding timing
	Year ended 31 March			Year ended 31 March
	2017	2016[1]	2015[1]	2017	2016[1]	2015[1]
Continuing operations	£m	£m	£m	£m	£m	£m
Adjusted operating profit	3,773	3,214	3,034	3,375	3,215	3,111
Adjusted net finance costs	(1,029)	(856)	(872)	(1,029)	(856)	(872)
Share of post-tax results of joint ventures and associates	63	59	46	63	59	46
Adjusted profit before tax	2,807	2,417	2,208	2,409	2,418	2,285
Adjusted tax	(666)	(604)	(543)	(547)	(619)	(553)
Adjusted profit after tax	2,141	1,813	1,665	1,862	1,799	1,732
Attributable to non-controlling interests	–	(1)	10	–	(1)	10
Adjusted earnings from continuing operations	2,141	1,812	1,675	1,862	1,798	1,742
Exceptional items after tax	(312)	162	(99)	(312)	162	(99)
Remeasurements after tax	(19)	(73)	(73)	(19)	(73)	(73)
Earnings from continuing operations	1,810	1,901	1,503	1,531	1,887	1,570
Discontinued operations
Adjusted operating profit	894	882	829	916	856	816
Adjusted net finance costs	(146)	(157)	(161)	(146)	(157)	(161)
Adjusted profit before tax	748	725	668	770	699	655
Adjusted tax	(142)	(149)	(152)	(146)	(144)	(150)
Adjusted profit after tax	606	576	516	624	555	505
Attributable to non-controlling interests	1	(2)	(2)	1	(2)	(2)
Adjusted earnings from discontinued operations	607	574	514	625	553	503
Exceptional items after tax from discontinued operations	62	116	2	62	116	2
Remeasurements after tax from discontinued operations	(5)	–	–	(5)	–	–
Gain on disposal of UK Gas Distribution after tax	5,321	–	–	5,321	–	–
Earnings from discontinued operations	5,985	690	516	6,003	669	505

194	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

Reconciliation of adjusted operating profit to adjusted earnings and earnings continued

	Including timing			Excluding timing
	Year ended 31 March			Year ended 31 March
	2017	2016[1]	2015[1]	2017	2016[1]	2015[1]
	£m	£m	£m	£m	£m	£m
Continuing and discontinued operations
Adjusted operating profit	4,667	4,096	3,863	4,291	4,071	3,927
Adjusted net finance costs	(1,175)	(1,013)	(1,033)	(1,175)	(1,013)	(1,033)
Share of post-tax results of joint ventures and associates	63	59	46	63	59	46
Adjusted profit before tax	3,555	3,142	2,876	3,179	3,117	2,940
Adjusted tax	(808)	(753)	(695)	(693)	(763)	(703)
Adjusted profit after tax	2,747	2,389	2,181	2,486	2,354	2,237
Attributable to non-controlling interests	1	(3)	8	1	(3)	8
Total adjusted earnings	2,748	2,386	2,189	2,487	2,351	2,245
Total exceptional items after tax	(250)	278	(97)	(250)	278	(97)
Total remeasurements after tax	(24)	(73)	(73)	(24)	(73)	(73)
Gain on disposal of UK Gas Distribution after tax	5,321	–	–	5,321	–	–
Total earnings	7,795	2,591	2,019	7,534	2,556	2,075

1.	Comparative amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

Reconciliation of adjusted EPS to statutory EPS (including and excluding timing)

Adjusted EPS is presented in note 7 to the consolidated financial statements.

	Including timing			Excluding timing
	Year ended 31 March			Year ended 31 March
	2017	2016[1]	2015[1]	2017	2016[1]	2015[1]
	pence	pence	pence	pence	pence	pence
Adjusted EPS from continuing operations	56.9	48.0	43.9	49.5	47.6	45.6
Exceptional items after tax from continuing operations	(8.3)	4.3	(2.6)	(8.3)	4.3	(2.6)
Remeasurements after tax from continuing operations	(0.5)	(1.9)	(1.9)	(0.5)	(1.9)	(1.9)
EPS from continuing operations	48.1	50.4	39.4	40.7	50.0	41.1
Adjusted EPS from discontinued operations	16.1	15.2	13.4	16.6	14.7	13.1
Exceptional items after tax from discontinued operations	1.6	3.1	0.1	1.6	3.1	0.1
Remeasurements after tax from discontinued operations	(0.1)	–	–	(0.1)	–	–
Gain on disposal of UK Gas Distribution after tax	141.4	–	–	141.4	–	–
EPS from discontinued operations	159.0	18.3	13.5	159.5	17.8	13.2
Total adjusted EPS	73.0	63.2	57.3	66.1	62.3	58.7
Total exceptional items after tax	(6.7)	7.4	(2.5)	(6.7)	7.4	(2.5)
Total remeasurements after tax	(0.6)	(1.9)	(1.9)	(0.6)	(1.9)	(1.9)
Gain on disposal of UK Gas Distribution after tax	141.4	–	–	141.4	–	–
Total EPS	207.1	68.7	52.9	200.2	67.8	54.3

1.	Comparative information has been restated to reflect the classification of the UK Gas Distribution business as a discontinued operation and the additional shares issued as scrip dividends.

Capital investment

‘Capital investment’ or ‘investment’ refer to additions to plant, property and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Property Limited joint venture during the period. St William Property Limited is excluded based on the nature of this joint venture arrangement.

	For the year ended 31 March
£m	2017	2016	% change
UK Electricity Transmission	1,027	1,084	(5%)
UK Gas Transmission	214	186	15%
US Regulated	2,247	1,856	21%
Other activities[1]	374	254	47%
Discontinued operations	588	566	4%
Group capital investment	4,450	3,946	13%

1.	Other activities capital investment includes investment in joint ventures, excluding equity contributions to St William Property Limited joint venture.

	For the year ended 31 March
£m	2017	2016	% change
Capital expenditure	3,735	3,327	12%
Additions within discontinued operations	588	566	4%
Equity and funding contributions to joint ventures and associates	127	53	140%
Group capital investment	4,450	3,946	13%

National Grid Annual Report and Accounts 2016/17	Other unaudited financial information	195

Other unaudited financial information continued

Other financial information

Funds from operations and interest cover

Funds from operations (FFO) is the cash flows generated by the operations of the Group. Credit rating metrics including FFO are used as indicators of balance sheet strength.

For the years ended 31 March (£m)	2017	2016[1]	2015[1]
Interest expense (P&L)	1,082	1,035	1,069
Hybrid interest reclassified as dividend	(51)	(49)	(55)
Capitalised interest	109	112	86
Pensions interest adjustment	(60)	(60)	(48)
Interest on decommissioning liabilities adjustment	1	1	1
Interest on lease rentals adjustment	18	17	32
Unwinding of discount on provisions	(73)	(73)	(73)
Interest paid (discontinued operations)	146	–	–
Adjusted interest expense	1,172	983	1,012
Net cash inflow from operating activities	4,320	5,368	5,007
Interest income on financial instruments	51	23	37
Interest paid on financial instruments	(839)	(834)	(826)
Dividends received	99	72	79
Working capital adjustment	(151)	(456)	(301)
Excess employer pension contributions	606	301	237
Hybrid interest reclassified as dividend	51	49	55
Lease rentals	86	77	65
Difference in net interest expense in income statement to cash flow	(170)	(129)	(156)
Difference in current tax in income statement to cash flow	(47)	(42)	47
Current tax related to prior periods	(46)	(26)	(64)
Cash flow from discontinued operations	909	–	–
Interest paid (discontinued operations)	(146)	–	–
Adjusted funds from operations (FFO)	4,723	4,403	4,180
Interest cover (adjusted funds from operations + adjusted interest expense/adjusted interest expense)	5.0x	5.5x	5.1x

1.	Numbers for 2016 and 2015 reflect the calculations for the total group as based on the published accounts for the respective years and have not been restated.

Retained cash flow (RCF)/adjusted net debt

For the years ended 31 March (£m)	2017	2016	2015
Adjusted funds from operations (FFO)	4,723	4,403	4,180
Hybrid interest reclassified as dividend	(51)	(49)	(55)
Dividends paid to shareholders	(1,463)	(1,337)	(1,271)
RCF (headline)	3,209	3,017	2,854
Purchase of treasury shares	(189)	(267)	(338)
RCF (net of share buybacks)	3,020	2,750	2,516
Bank overdrafts	–	3	3
Borrowings	28,638	28,341	25,907
Less:
50% hybrid debt	(1,033)	(995)	(948)
Cash and cash equivalents	(1,139)	(127)	(119)
Restricted cash	2	2	1
Available-for-sale investments	(7,432)	(1,951)	(1,232)
Underfunded pension obligations	1,487	1,434	1,675
Operating leases adjustment	526	544	588
Derivative asset removed from debt	52	(183)	(89)
Currency swaps	72	55	453
Nuclear decommissioning liabilities reclassified as debt	36	38	22
Collateral – cash received under collateral agreements	(709)	(610)	(540)
Accrued interest removed from short term debt	(210)	(243)	(230)
Adjusted net debt (includes pension deficit)	20,290	26,308	25,491
FFO/adjusted net debt	23.3%	16.7%	16.4%
RCF (headline)/adjusted net debt	15.8%	11.5%	11.2%
RCF (net of share buybacks)/adjusted net debt	14.9%	10.5%	9.9%

196	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

Group return on equity (RoE)

The Group RoE calculation provides a measure of the performance of the whole Group compared with the amounts invested by the Group in assets attributable to equity shareholders.

Calculation: Regulatory financial performance including a long-run assumption of 3.0% RPI inflation, less adjusted interest and adjusted taxation divided by equity investment in assets.

●	Adjusted interest removes interest on pensions, capitalised interest and release of provisions.
●	Adjusted taxation adjusts the Group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest.
●	Equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of Other activities and our share of joint ventures and associates; minus opening net debt as reported under IFRS restated to the weighted average £/$ exchange rate for the year.

Group RoE calculation For the year ended 31 March £m	2017	2016	2015
Regulated financial performance	3,906	3,663	3,741
Operating profit of other activities	204	374	199
Group financial performance	4,110	4,037	3,940
Share of post-tax results of joint ventures & associates	63	59	46
Non-controlling interests	1	(3)	8
Adjusted Group interest charge	(1,075)	(922)	(945)
Group tax charge	(808)	(753)	(695)
Tax on adjustments	166	4	(14)
Group financial performance after interest and tax	2,457	2,422	2,340
Opening rate base/RAV	40,435	36,998	35,237
Opening NBV of non-regulated businesses	1,579	1,213	1,341
Joint ventures & associates	408	319	358
Opening goodwill	5,984	5,182	4,856
Opening capital employed	48,406	43,712	41,792
Opening net debt	(27,346)	(24,024)	(21,974)
Opening equity	21,060	19,688	19,818
Return on Equity	11.7%	12.3%	11.8%

UK regulated return on equity (RoE)

UK RoEs are measures of how the businesses are performing operationally against the assumptions used by the regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator and that RPI inflation is equal to a long-run assumption of 3.0%.

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

US regulated return on equity (RoE)

US regulated RoE is a measure of how a business is performing operationally against the assumptions used by the regulator. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure. This is a post-tax US GAAP metric calculated annually.

Calculation: Regulated net income divided by equity rate base.

●	Regulated net income calculated as US GAAP operating profit less interest on the adjudicated debt portion of the rate base (calculated at the actual rate on long term debt, adjusted where the proportion of long term debt in the capital structure is materially different from the assumed regulatory proportion) less tax at the adjudicated rate.
●	Regulated net income is adjusted for earned savings as appropriate and for certain material specified items.
●	Equity rate base is the average rate base for the relevant year as reported to the Group’s regulators (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory capital structure.

Year ended 31 March	Regulatory Debt:Equity assumption	Achieved Return on equity		Base or Allowed Return on Equity

%		2017	2016	2017	2016
UK Electricity Transmission	60/40	13.6%	13.9%	10.2%	10.2%
UK Gas Transmission	62.5/37.5	10.8%	12.5%	10.0%	10.0%
US Regulated[1]	Avg. 50/50	8.2%	8.0%	9.5%	9.7%

1.	Comparative information for US Regulated segment was calculated for the 2015 calendar year.

Regulated asset base

As at 31 March	Regulated asset value or rate base		Total regulated assets

(£bn, at constant currency)	2017	2016	2017	2016
UK Electricity Transmission	12.5	11.8	12.0	11.7
UK Gas Transmission	5.8	5.6	5.7	5.7
US Regulated	15.4	14.6	17.1	16.2
Total Group excluding UK Gas Distribution	33.7	32.0	34.8	33.6
UK Gas Distribution	8.9	8.7	8.9	8.6
Total Group	42.6	40.7	43.7	42.2

US rate base and total regulated assets for 31 March 2016 have been restated in the table above at constant currency. At actual currency the values were £12.7 billion and £14.1 billion respectively.

Invested capital at 31 March 2017 for Other activities was £2.2 billion (31 March 2016: £2.0 billion at constant currency).

Regulated asset base growth has been disclosed on page 13.

National Grid Annual Report and Accounts 2016/17	Other unaudited financial information	197

Commentary on consolidated financial statements

for the year ended 31 March 2016

In compliance with SEC rules, we present a summarised analysis of movements in the income statement, an analysis of movements in adjusted operating profit (for the continuing group) by operating segment and a summarised analysis of movements in the statement of financial position for the year ended 31 March 2016. This should be read in conjunction with the 31 March 2017 unaudited commentary included on pages 85, 89, 97 and 98.

Analysis of the income statement for the years ended

31 March 2016 and 31 March 2015

Revenue

Revenue for the year ended 31 March 2016 decreased by £145 million to £13,212 million. This decrease was driven by lower revenues in our US Regulated business, partly offset by revenue growth across all of our other businesses, in particular UK Electricity Transmission. US Regulated revenues were £493 million lower year on year due to lower commodity costs passed on to customers and unfavourable timing of recoveries. This was partly offset by higher increased revenue allowances under the Niagara Mohawk three year rate plan and the benefits of capex trackers and the stronger US dollar. UK Electricity Transmission revenue increased by £223 million, mostly reflecting the recovery of higher pass-through costs such as payments to other UK network owners and system balancing costs.

Revenue for the year ended 31 March 2015 increased by £416 million to £13,357 million. This increase was driven by higher revenues in our UK ET business, reflecting increases in allowed Transmission Owner revenues, and higher core allowances and pass-through costs in UK GT. Our US Regulated business revenues were lower, as a result of the end of the LIPA MSA in the prior year, partially offset by revenue increases from existing rate plans, including capex trackers, together with additional income from gas customer growth and the impact of the strengthening US dollar.

Operating costs

Operating costs for the year ended 31 March 2016 of £9,987 million were £419 million lower than the prior year. This decrease in costs included a £94 million impact in exceptional items and remeasurements, which is discussed below. Excluding exceptional items and remeasurements, operating costs were £325 million lower, principally due to lower pass-through costs such as gas and electric commodity costs in the US and additional costs incurred the year before in the US to improve data quality and bring regulatory filings up to date, partially offset by higher depreciation as a result of newly commissioned assets and the impact of the stronger US dollar on sterling results.

Operating costs for the year ended 31 March 2015 of £10,406 million were £358 million higher than the prior year. This increase in costs included a £199 million year on year impact of changes in exceptional items and remeasurements, which is discussed below. Excluding exceptional items and remeasurements, operating costs were £159 million higher, principally due to: increases in controllable costs, including the impact of inflation and additional costs incurred in the US to improve data quality and bring regulatory filings up to date; higher US bad debt costs following the previous year’s exceptionally cold winter; and higher depreciation and amortisation as a result of continued investment programmes. These cost increases were partly offset by a reduction in spend on US financial systems implementation and stabilisation upgrades, with the project completing in the first half of the year.

Exceptional operating items and remeasurements

Operating costs for the year ended 31 March 2016 included an £11 million gain on remeasurement of commodity contracts.

Operating costs for the year ended 31 March 2015 included an £83 million loss (2013/14: £16 million gain) on remeasurement of commodity contracts. The year ended 31 March 2014 also included a net £100 million gain on exceptional items, including a net gain on the LIPA MSA transition in the US of £254 million and restructuring costs of £91 million, primarily in the UK as we reorganised certain parts of our business to deliver under the new RIIO price controls, and a £79 million provision for the demolition of UK gas holders that were no longer required.

Net finance costs

For the year ended 31 March 2016, net finance costs before exceptional items and remeasurements were £16 million lower than 2014/15 at £856 million, mainly as a result of lower UK RPI inflation, continued focus on management of cash balances and the benefit of the prior year’s debt repurchases, partially offset by increased borrowings and the impact of the stronger US dollar.

For the year ended 31 March 2015, net finance costs before exceptional items and remeasurements were £66 million lower than 2013/14 at £872 million, mainly as a result of lower average gross debt through the year, lower RPI in the UK and refinancing debt at lower rates.

Exceptional finance costs for the year ended 31 March 2016 included a loss of £99 million on financial remeasurements, relating to net losses on derivative financial instruments. The year ended 31 March 2015 included exceptional debt redemption costs of £131 million and a loss of £34 million on financial remeasurements relating to net losses on derivative financial instruments. The year ended 31 March 2014 included a gain of £93 million on financial remeasurements.

Tax

The tax charge on profits before exceptional items and remeasurements for the year ended 31 March 2016 was £61 million higher than 2014/15. This was mainly a result of increased taxable profits in the year. The effective tax rate for the year was 25.0% (2014/15: 24.6%).

The tax charge on profit before exceptional items and remeasurements for the year ended 31 March 2015 was £126 million higher than 2013/14. This was mainly due to higher profits before tax and the non recurrence of one-off items that benefited the prior year.

Exceptional tax for 2015/16 was a credit of £177 million which represents tax credits on the exceptional items and remeasurements above, together with a deferred tax credit on the recalculation of deferred tax liabilities as a result of the reduction in the UK tax rate from 20% to 18%.

Exceptional tax for 2014/15 of £76 million primarily represents tax credits on the exceptional items and remeasurements described above.

Adjusted earnings and EPS

As a result of the variances described above, adjusted earnings for the year ended 31 March 2016 were £1,812 million. For the year ended 31 March 2015, adjusted earnings were £1,675 million.

The above earnings performance translated into adjusted EPS growth in 2015/16 of 4.1 pence (9%) and 5.5 pence (14%) in 2014/15.

In accordance with IAS 33, all EPS and adjusted EPS amounts for comparative periods have been restated for shares issued via scrip dividends and the bonus element of the 2010 rights issue.

Analysis of the adjusted operating profit by segment for the year ended 31 March 2016

UK Electricity Transmission

For the year ended 31 March 2016, revenue in the UK Electricity Transmission segment increased by £223 million to £3,977 million, and adjusted operating profit decreased by £64 million to £1,173 million. The revenue growth of £223 million was principally due to the recovery of higher pass-through costs such as payments to other UK network owners and system balancing costs, and under-recoveries of allowed revenues in the prior year. This was partly offset by reductions in allowed revenues in 2015/16 and a legal settlement received in 2014/15 that did not repeat in 2015/16. Net revenue (after deducting pass-through costs) was £14 million higher. Regulated controllable costs were £28 million higher due to inflation and salary growth, together with legal cost recoveries in the prior year, higher tower maintenance costs and transformation costs associated with our System Operator role. Depreciation and amortisation was £14 million higher reflecting the continued capital investment programme. Other costs were £36 million higher than prior year due to additional asset impairments this year and lower scrap and disposal proceeds.

UK Gas Transmission

Revenue in the UK Gas Transmission segment increased by £25 million in 2015/16 to £1,047 million and adjusted operating profit increased by £49 million to £486 million. Revenue was £25 million higher, principally due to over-recoveries of allowed revenues in the year. Regulated controllable costs were £10 million higher than the previous year, mainly as a result of inflation, higher gas system service charges and organisational change costs. Depreciation costs were £6 million higher due to ongoing investment. Other operating costs were £19 million lower than the previous year, mostly reflecting additional costs in 2014/15 relating to the closure of LNG facilities.

US Regulated

Revenue in our US Regulated businesses was £493 million lower at £7,493 million, while adjusted operating profit increased by £21 million to

198	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

£1,185 million. The stronger US dollar increased operating profit in the year by £81 million. Excluding the impact of foreign exchange rate movements, revenue decreased by £1,051 million, principally as a result of lower commodity costs passed on to customers and unfavourable timing of recoveries year over year, partly offset by higher revenue allowances under the Niagara Mohawk three year rate plan and the benefit of capex trackers. The reduction in revenue was mostly offset by a £1,027 million reduction in pass-through costs incurred (excluding the impact of foreign exchange). Regulated controllable costs reduced by £71 million at constant currency, partly as a result of lower gas leak and compliance work this year and additional costs incurred last year to improve data quality and bring regulatory filings up to date. Depreciation and amortisation costs were £51 million higher this year at constant currency as a result of ongoing investment in our networks. Pension costs were £15 million higher at constant currency due to changes in actuarial discount rates, while other operating costs were £41 million higher at constant currency including higher asset removal costs.

Other activities

Revenue in Other activities increased by £110 million to £824 million in the year ended 31 March 2016. Adjusted operating profit was £174 million higher at £370 million. In the US, adjusted operating profit was £143 million higher, reflecting lower spend on upgrades to our finance systems which completed last year. In addition, we benefited from a £49 million gain on disposal of our investment in the Iroquois pipeline, and the deconsolidation of our investment in Clean Line. In the UK, adjusted operating profit was £31 million higher as a result of strong auction revenues at the French interconnector and higher property sales.

Analysis of the statement of financial position for the year ended 31 March 2016

The consolidated statement of financial position shows all of the Group’s assets and liabilities at the year end. As a capital-intensive business, we have significant amounts of physical assets and corresponding borrowings.

Goodwill and other intangible assets

Goodwill and intangibles increased by £255 million to £6,202 million as at 31 March 2016. This increase primarily relates to foreign exchange movements of £184 million and software additions of £220 million, partially offset by software amortisation of £147 million.

Property, plant and equipment

Property, plant and equipment increased by £2,641 million to £43,364 million as at 31 March 2016. This was principally due to capital expenditure of £3,673 million on the renewal and extension of our regulated networks and foreign exchange movements of £543 million, offset by depreciation of £1,467 million in the year. See page 22 for further details of our capital expenditure.

Investments and other non-current assets

Investments in joint ventures and associates, financial and other investments and other non-current assets have increased by £233 million to £961 million. This is primarily due to an increase in investments in joint ventures of £79 million, together with an increase in available-for-sale investments of £152 million.

Inventories and current intangible assets, and trade and other receivables

Inventories and current intangible assets, and trade and other receivables have decreased by £284 million to £2,832 million as at 31 March 2016. This is due to an increase in inventories and current intangible assets of £97 million, more than offset by a net decrease in trade and other receivables of £381 million. The £381 million decrease consists of a foreign exchange impact of £57 million due to the stronger US dollar against sterling offset by a decrease in the underlying balances of £421 million, reflecting collection of high 2015 winter billings, coupled with the impact of the recent mild winter.

Trade and other payables

Trade and other payables have decreased by £7 million to £3,285 million, primarily due to a foreign exchange impact of £48 million more than offset by movements in the US related to warmer weather and energy billing settlements.

Current tax balances

Net current tax balances have increased by £51 million to £175 million as at 31 March 2016, which includes a £77 million current tax asset (£60 million current tax asset in 2014/15 included in trade and other receivables). This is primarily due to the tax payments made in 2015/16 being only partially offset by a smaller current year tax charge.

Deferred tax balances

Deferred tax balances have increased by £337 million to £4,634 million as at 31 March 2016. This was primarily due to the impact of the £125 million deferred tax charge on actuarial gains in reserves (£299 million tax credit in 2014/15) and foreign exchange movements being offset by the impact of the reduction in the UK statutory tax rate.

Provisions and other non-current liabilities

Provisions (both current and non-current) and other non-current liabilities increased by £136 million to £3,790 million as at 31 March 2016.

Total provisions decreased by £16 million in the year. The underlying movements include additions of £63 million, primarily relating to an increase to the provision for the estimated environmental restoration and remediation costs for a number of sites and other provision increases of £33 million, together with foreign exchange movements of £42 million, offset by utilisation of £200 million in relation to all classes of provisions.

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

The principal movements in net obligations during the year include net actuarial gains of £539 million and employer contributions of £587 million. Net actuarial gains include actuarial gains on plan liabilities of £877 million arising as a consequence of decreases in the nominal discount rate in the US and experience gains reflecting liability experience throughout the year including the impact of pension increases being lower than assumed and some updates to the way a section of plan liabilities is estimated. This is partially offset by actuarial losses of £338 million arising on plan assets resulting from actual asset returns being less than assumed returns which is based upon the discount rate at the start of the year.

Further information on our pension and other post-retirement obligations can be found in note 23 to the consolidated financial statements.

Off balance sheet items

There were no significant off balance sheet items other than the contractual obligations shown in note 30(b) to the consolidated financial statements, and the commitments and contingencies discussed in note 28.

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

National Grid Annual Report and Accounts 2016/17	Commentary on consolidated financial statements	199

Summary consolidated financial information

Financial summary (unaudited)

The financial summary set out below has been derived from the audited consolidated financial statements of National Grid for the five financial years ended 31 March 2017. It should be read in conjunction with the consolidated financial statements and related notes, together with the Strategic Report. The information presented below for the years ended 31 March 2013, 2014, 2015, 2016 and 2017 has been prepared under IFRS issued by the IASB and as adopted by the EU1.

	2017	2016[1]	2015[1]	2014[1]	2013[1,2]
Summary income statement (£m)
Continuing operations
Revenue	15,035	13,212	13,357	12,941	12,673
Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	3,773	3,214	3,034	2,777	2,866
Exceptional items, remeasurements and stranded cost recoveries	(565)	11	(83)	116	141

Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2,807	2,417	2,208	1,867	1,922
Exceptional items, remeasurements and stranded cost recoveries	(623)	(88)	(248)	209	209

Profit after tax from continuing operations
Before exceptional items, remeasurements and stranded cost recoveries	2,141	1,813	1,665	1,450	1,452
Exceptional items, remeasurements and stranded cost recoveries	(331)	89	(172)	324	208

Profit after tax from discontinued operations
Before exceptional items, remeasurements and stranded cost recoveries	606	576	516	553	462
Exceptional items, remeasurements and stranded cost recoveries	57	116	2	137	32
Gain/(loss) on disposal of UK Gas Distribution after tax	5,321	–	–	–	–

Total profit for the year	7,794	2,594	2,011	2,464	2,154

Profit for the year attributable to equity shareholders
Before exceptional items, remeasurements and stranded cost recoveries	2,748	2,386	2,189	2,015	1,913
Exceptional items, remeasurements and stranded cost recoveries	(274)	205	(170)	461	240
Gain on disposal of UK Gas Distribution after tax	5,321	–	–	–	–
Total	7,795	2,591	2,019	2,476	2,153
Earnings per share
Basic – continuing operations (pence)[3]	48.1	50.4	39.4	46.9	43.5
Diluted – continuing operations (pence)[3]	47.9	50.2	39.2	46.6	43.2
Basic – discontinued operations (pence)[3]	159.0	18.3	13.5	18.0	13.0
Diluted – discontinued operations (pence)[3]	158.3	18.2	13.5	17.9	13.0
Basic – total (pence)[3]	207.1	68.7	52.9	64.9	56.5
Diluted – total (pence)[3]	206.2	68.4	52.7	64.5	56.2

Number of shares – basic (millions)[4]	3,763	3,774	3,817	3,817	3,813
Number of shares – diluted (millions)[4]	3,780	3,790	3,834	3,836	3,832
Dividends per ordinary share
Paid during the year (pence)	43.51	43.16	42.25	40.85	39.84
Approved or proposed during the year (pence)[5]	128.65	43.34	42.87	42.03	40.85
Paid during the year ($)	0.555	0.664	0.697	0.636	0.633
Approved or proposed during the year ($)	1.642	0.635	0.672	0.696	0.632

1.	Items previously reported for 2013–2016 have been represented to reflect UK Gas Distribution being presented as a discontinued operation in the current year.
2.	For the years ended 31 March 2015, 31 March 2016 and 31 March 2017, there have been no significant changes in accounting standards, interpretations or policies that have a material financial impact on the selected financial data. For the year ended 31 March 2014, the adoption of IAS 19 (revised) ‘Employee benefits’ resulted in a significant change in pensions and employee benefits accounting. The numbers included in the selected financial data above for the years 31 March 2013 were restated to show the impact of IAS 19 (revised).
3.	Items previously reported for 2013–2016 have been restated to reflect the impact of the bonus element of the rights issue and the additional shares issued as scrip dividends.
4.	Number of shares previously reported for 2013–2016 have been restated to reflect the impact of the additional shares issued as scrip dividends.
5.	Following the disposal of UK Gas Distribution, 2017 includes a special interim dividend of 84.375 pence per share that will be paid on 2 June 2017.

200	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

	2017	2016	2015	2014	2013[1]
Summary statement of net assets
Non-current assets	52,266	52,622	49,058	44,895	45,129
Current assets	13,574	6,312	6,031	7,489	9,576
Total assets	65,840	58,934	55,089	52,384	54,705
Current liabilities	(10,511)	(7,721)	(7,374)	(7,331)	(7,445)
Non-current liabilities	(34,945)	(37,648)	(35,741)	(33,134)	(37,026)
Total liabilities	(45,456)	(45,369)	(43,115)	(40,465)	(44,471)
Net assets	20,384	13,565	11,974	11,919	10,234
Total shareholders’ equity	20,368	13,555	11,962	11,911	10,229

1.	For the years ended 31 March 2017, 31 March 2016 and 31 March 2015, there have been no significant changes in accounting standards, interpretations or policies that have a material financial impact on the selected financial data. For the year ended 31 March 2014, the adoption of IAS 19 (revised) ‘Employee benefits’ resulted in a significant change in pensions and employee benefits accounting. The numbers included in the selected financial data above for the year to 31 March 2013 were restated to show the impact of IAS 19 (revised).

National Grid Annual Report and Accounts 2016/17	Summary consolidated financial information	201

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

Annual asset growth

‘Annual asset growth’ measures the increase in ‘total regulatory value and other investments’ defined below.

Annual General Meeting (AGM)

Meeting of shareholders of the Company held each year to consider ordinary and special business as provided in the Notice of AGM.

B

BEIS

The Department for Business, Energy and Industrial Strategy, being the UK Government department responsible for business, industrial strategy, and science and innovation with energy and climate change policy, which was formed in July 2016 merging the functions of the former Department of Energy and Climate Change and Department for Business, Innovation and Skills (BIS).

Board

The Board of Directors of the Company (for more information see pages 34 and 35).

bps

Basis point (bps) is a unit that is equal to 1/100th of 1% and is typically used to denote the movement in a percentage based metric such as interest rates or RoE. A 0.1% change in a percentage represents 10 basis points.

BritNed

BritNed Development Limited.

C

called up share capital

Shares (common stock) that have been issued and have been fully paid for.

Capital investment

‘Capital investment’ or ‘investment’ refer to additions to plant, property and equipment and intangible assets, and equity contributions to joint ventures, other than the St William joint venture during the period. St William is excluded based on the nature of this joint venture arrangement.

carrying value

The amount at which an asset or a liability is recorded in the Group’s statement of financial position and the Company’s balance sheet.

the Company, the Group, National Grid, we, our or us

We use the terms ‘the Company’, ‘the Group’, ‘National Grid’, ‘we’, ‘our’ or ‘us’ to refer to either National Grid plc itself or to National Grid plc and/ or all or certain of its subsidiaries, depending on context.

consolidated financial statements

Financial statements that include the results and financial position of the Company and its subsidiaries together as if they were a single entity.

Consortium

The consortium which purchased a 61% equity interest in the UK Gas Distribution business on 31 March 2017, comprising Macquarie Infrastructure and Real Assets, Allianz Capital Partners, Hermes Investment Management, CIC Capital Corporation, Qatar Investment Authority, Dalmore Capital and Amber Infrastructure Limited/International Public Partnerships.

Constant currency

‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2017, which was $1.28 to £1.00. The average rate for the year ended 31 March 2016, was $1.47 to £1.00. Assets and liabilities as at 31 March 2016 have been retranslated at the closing rate at 31 March 2017 of $1.25 to £1.00. The closing rate for the balance sheet date 31 March 2016 was $1.44 to £1.00.

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

202	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

Depositary

Depositary means The Bank of New York Mellon acting as depositary.

Directors/Executive Directors/Non-executive Directors

The Directors/Executive Directors and Non-executive Directors of the Company whose names are set out on pages 34 and 35 of this document.

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

Electricity System Operator (ESO)

The party responsible for the long-term strategy, planning and real time operation (balancing supply and demand) of the electricity system in Great Britain.

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

FRS

A UK Financial Reporting Standard as issued by the UK Financial Reporting Council (FRC). These apply to the Company’s individual financial statements on pages 166 to 171, which are prepared in accordance with FRS 101.

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

individual financial statements

Financial statements of a company on its own, not including its subsidiaries or joint ventures and associates.

J

joint venture

A company or other entity which is controlled jointly with other parties.

K

KEDLI

KeySpan Gas East Corporation.

KEDNY

The Brooklyn Union Gas Company.

kV

Kilovolt, being an amount of electric force equal to 1,000 volts.

kW

Kilowatt, being an amount of power equal to 1,000 watts.

kWm

Kilowatt month, being an amount of energy equivalent to delivering 1kW of power for a period of one month.

National Grid Annual Report and Accounts 2016/17	Definitions and glossary of terms	203

Definitions and glossary of terms continued

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

N

National Grid Metering (NGM)

National Grid Metering Limited, National Grid’s UK regulated metering business.

Net revenue

‘Net revenue’ is revenue less pass-through costs, such as payments to other UK network owners, system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

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

NTS

The gas National Transmission System in Great Britain.

NYPSC

The New York Public Service Commission.

O

Ofgem

The UK Office of Gas and Electricity Markets, part of the UK Gas and Electricity Markets Authority (GEMA), which regulates the energy markets in the UK.

OPEB

Other post-employment benefits.

ordinary shares

Voting shares entitling the holder to part ownership of a company. Also known as common stock. National Grid’s ordinary shares have a nominal value of 1117/43 pence. Subject to shareholder approval of the proposed share consolidation at the General Meeting of the Company to be held on 19 May 2017, the nominal value of National Grid’s ordinary shares will be 12204/473 with effect from 22 May 2017.

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

regulated controllable costs

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

204	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional Information

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

Scope 2 greenhouse gas emissions

Scope 2 emissions are greenhouse gas emissions from the generation of purchased electricity consumed by the Company. Purchased electricity is defined as electricity, heat, steam or cooling that is purchased or otherwise brought into the organisational boundary of the Company. Scope 2 emissions physically occur at the facility where electricity is generated.

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

Total regulatory value and other investments

The sum of: the regulatory asset value of the UK regulated businesses determined under the methodology set out in Ofgem’s Price Control Financial Model; the rate bases applicable to each US regulated entity calculated according to the methodology used by each respective utility regulator; the value of assets held by the Group’s other activities; together with investments in joint ventures and associates. Other activities primarily relate to non-network businesses and other commercial operations including: UK gas metering activities; the Great Britain-France Interconnector; UK property management; and a UK LNG import terminal.

Totex

Total expenditure, comprising capital and operating expenditure.

treasury shares

Shares that have been repurchased but not cancelled. These shares can then be allotted to meet obligations under the Company’s employee share schemes.

TWh

Terawatt hours, being an amount of energy equivalent to delivering 1 billion watts of power for a period of 1,000 hours.

National Grid Annual Report and Accounts 2016/17	Definitions and glossary of terms	205

Definitions and glossary of terms continued

U

UK

The United Kingdom, comprising England, Wales, Scotland and Northern Ireland.

UK Corporate Governance Code (the Code)

Guidance, issued by the Financial Reporting Council in September 2014 (as updated in 2016 to reflect forthcoming legislation on audit committees and auditor appointments), on how companies should be governed, applicable to UK listed companies, including National Grid.

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

US regulated return on equity (US RoE)

US regulated return on equity is a measure of how a business is performing operationally against the assumptions used by the relevant regulator. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure. This is a post-tax US GAAP metric and is calculated annually. For 2016/17, it is calculated on a fiscal year basis. For 2015/16 and prior years, it is calculated on a calendar year basis.

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

206	National Grid Annual Report and Accounts 2016/17	Additional Information

Additional information

Want more information or help?

Capita Asset Services For queries about ordinary shares:	The Bank of New York Mellon For queries about American Depositary Shares:	Further information about National Grid including share price and interactive tools can be found on our website:

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

Financial calendar

The following dates have been announced or are indicative:

31 May 2017	ADRs go ex-dividend for 2016/17 final dividend
1 June 2017	Ordinary shares go ex-dividend for 2016/17 final dividend
2 June 2017	Record date for 2016/17 final dividend
8 June 2017	Scrip reference price announced
19 June 2017	Scrip election date
31 July 2017	2017 AGM
16 August 2017	2016/17 final dividend paid to qualifying shareholders
9 November 2017	2017/18 half-year results
22 November 2017	ADRs go ex-dividend for 2017/18 interim dividend
23 November 2017	Ordinary shares go ex-dividend for 2017/18 interim dividend
24 November 2017	Record date for 2017/18 interim dividend
10 January 2018	2017/18 interim dividend paid to qualifying shareholders
May 2018	2017/18 preliminary results

Dividends

The Directors are recommending a final dividend of 29.10 pence per ordinary share ($1.8924 per ADS) to be paid on 16 August 2017 to shareholders on the register as at 2 June 2017. Further details in respect of dividend payments can be found on page 22. If you live outside the UK, you may be able to request that your dividend payments be converted into your local currency.

Under the Deposit Agreement, a fee of up to $0.05 per ADS can be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the 2016/17 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to the distribution of the cash dividend.

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

Share dealing

Capita Share Dealing Services offer our European Economic Area resident shareholders a range of quick and easy share dealing services by post, online or by telephone.

Internet Dealing Commission – 0.4% of the trade value (minimum £16.20, maximum £62.20) until 30 June 2017. 0.50% of the trade (minimum £19.00, maximum £76.50) after 30 June 2017.

Postal Dealing Commission – 10 pence per share (maximum £10) when selling 1–150 shares, flat fee of £15 when selling 151 shares or more. No commission will be chargeable for shareholders holding up to 50 shares until 30 June 2017.

Telephone Dealing Commission – 0.75% of the trade (minimum £24.50, maximum £114.50).

Visit www.capitadeal.com/nationalgrid or call Capita Share Dealing free on 0800 022 3374 for details and terms and conditions. This is not a recommendation to take any action. If you have any doubt as to what action you should take, please contact an authorised financial advisor.

ShareGift: If you only have a small number of shares which would cost more for you to sell than they are worth, you may wish to consider donating them to ShareGift. ShareGift is a registered charity (No. 1052686) which specialises in accepting such shares as donations. For more information visit www.sharegift.org.uk or contact Capita Asset Services.

Individual Savings Accounts (ISAs): Corporate ISAs for National Grid shares are available from Stocktrade. For more information, call Stocktrade on 0131 240 0443, email isa@stocktrade.co.uk or write to Stocktrade, 7th floor, Atria One, 144 Morrison Street, Edinburgh EH3 8EX.

National Grid Annual Report and Accounts 2016/17	Want more information or help?	207

Cautionary statement

This document comprises the Annual Report and Accounts for the year ending 31 March 2017 for National Grid and its subsidiaries.

It contains the Directors’ Report and Financial Statements, together with the independent auditors’ report thereon, as required by the Companies Act 2006. The Directors’ Report, comprising pages 8 to 71 and 172 to 201 has been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to National Grid.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union; announcements from and decisions by governmental bodies or regulators, including proposals relating to the role of the electricity system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of our activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of our IT systems and supporting technology; performance against regulatory targets and standards and against our peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this document include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in our borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for us to maintain financial resources in certain parts of our business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in our regulated businesses and whether aspects of our activities are contestable; the funding requirements and performance of our pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with our employees or the breach of laws or regulations by our employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes to the energy mix and the integration of distributed energy resources and the need to grow our business to deliver our strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with the Company’s sale of a majority interest in its UK Gas Distribution business and joint ventures.

For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report and the Risk factors on pages 180 to 183 of this document. In addition, new factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this document.

The contents of any website references in this document do not form part of this document.

208	National Grid Annual Report and Accounts 2016/17

 National Grid plc

 1–3 Strand

 London WC2N 5EH

 United Kingdom

 www.nationalgrid.com

Further Information

Exchange Rates

The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at the latest practicable date, 1 June 2017.

	High	Low
June 2017*	1.2903	1.2903
May 2017	1.3026	1.2791

*	For the period to 1 June 2017.

Share ownership

At 1 June 2017, the latest practicable date, none of the directors had an individual beneficial interest amounting to greater than 1% of the Company’s shares.

Material interests in shares

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

Black Rock, Inc. has held 5.21% of our outstanding share capital as at 5 June 2014, and 5 June 2015, which holdings increased to 5.88% as at 31 March 2016 and decreased to 3.92% as at 3 June 2016. As noted on page 186 of the 2016/2017 Annual Report and Accounts, we have been notified that Black Rock, Inc. held 6.01% of our outstanding share capital as at 31 March 2017, and such holdings increased as at 31 May 2017 to 6.28% which percentage remains unchanged as at 1 June 2017.

Capital Group Companies, Inc. held 11.03% of our outstanding share capital as at 31 March 2014, which holdings decreased to 4.981% as at 31 March 2015 and to 3.88% as at 31 March 2016. As noted on page 186 of the 2016/2017 Annual Report and Accounts, we have been notified that Capital Group Companies, Inc. held 3.88% of our outstanding share capital as at 31 March 2017, and such holdings remain unchanged as at 1 June 2017.

Since 31 March 2017, we have not been notified of any other subsequent significant change in the percentage of shares held by the shareholders, listed on page 186 of the 2016/2017 Annual Report and Accounts

Material interest in American Depositary Shares

As at 1 June 2017, we had 13,482 registered holders of our American Depositary Shares (ADSs) representing ownership of 10.95% of our issued and outstanding share capital, excluding ordinary shares held in treasury. As at 1 June 2017, based on information available to us, we believe that approximately 10.97% of our issued and outstanding share capital (whether in the form of shares or ADSs), excluding shares held in treasury, was held beneficially in the United States.

Price history

The following table sets forth the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated.

	Ordinary Share (Pence)		ADS ($)
	High	Low	High	Low
June 2017*	1,069.50	1,049.50	68.35	67.90
May 2017	1,174.40	1,049.50	75.24	68.40

*	For the period to 1 June 2017, the latest practicable date.

Subsequent Events

On 19 May 2017, the Company held a General Meeting to seek the shareholder approval for a proposed share consolidation, on an 11 for 12 basis, in connection with the return of cash as a result of the sale of a majority interest in our UK Gas Distribution business. This and all related resolutions were approved by shareholders at the General Meeting. The consolidation was effective on 22 May 2017. Additionally, in connection with the sale of a majority interest in our UK Gas Distribution business, a special dividend of 84.375 pence per share ($5.4224 per American Depositary Share) was paid on 2 June 2017.

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

2(a)

Amended and restated Deposit Agreement dated as of 23 May 2013 among National Grid plc and The Bank of New York Mellon, as Depository, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. (Exhibit 1 to National Grid plc Form F-6 dated 15 May 2013 File No. 333-178045)

Incorporated by reference

2(b).1

Amended and Restated Trust Deed dated 26 July 2010 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).1 to National Grid plc Form 20-F dated 13 June 2011 File No. 1-14958)

Incorporated by reference

2(b).2

Amended and Restated Trust Deed dated 18 February 2011 among National Grid Gas plc, National Grid Gas Finance (no 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).2 to National Grid plc Form 20-F dated 13 June 2011 File No. 1-14958)

Incorporated by reference

2(b).3

Amended and Restated Trust Deed dated 22 February 2012 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).3 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)

Incorporated by reference

2(b).4

Amended and Restated Trust Deed dated 2 August 2011 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).5 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)

Incorporated by reference

2(b).5

Amended and Restated Trust Deed dated 27 March 2013 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).5 to National Grid plc Form 20-F dated 6 June 2013 File No. 1-14958)

Incorporated by reference

2(b).6

Amended and Restated Trust Deed dated 10 September 2012 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).6 to National Grid plc Form 20-F dated 6 June 2013 File No. 1-14958)

Incorporated by reference

2(b).7

Amended and Restated Trust Deed dated 12 September 2013 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).7 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)

Incorporated by reference

2(b).8

Amended and Restated Trust Deed dated 20 December 2013 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).8 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)

Incorporated by reference

2(b).9

Amended and Restated Trust Deed dated 12 September 2014 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).9 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)

Incorporated by reference

2(b).10

Amended and Restated Trust Deed dated 18 December 2014 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).10 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)

Incorporated by reference

2(b).11

Amended and Restated Trust Deed dated 18 July 2014 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).11 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)

Incorporated by reference

2(b).12	Amended and Restated Trust Deed dated 14 August 2015 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c.	Incorporated by reference

relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).12 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)

2(b).13

Amended and Restated Trust Deed dated 21 September 2015 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).13 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)

Incorporated by reference

2(b).14

Amended and Restated Trust Deed dated 9 December 2015 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).14 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)

Incorporated by reference

4(b).1

Acquisition Agreement between National Grid Holdings One plc and Quadgas Investments BidCo Limited and Quadgas HoldCo Limited and Quadgas PledgeCo Limited and Quadgas MidCo Limited relating to the subscription of shares in GasD HoldCo and the acquisition of GasD OpCo and GasD PropCo, dated 8 December 2016, as amended and restated on 30 March 2017. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

Filed herewith

4(b).2

Further Acquisition Agreement between National Grid Holdings One plc and Quadgas Investments Bidco Limited relating to the acquisition of shares in GasD HoldCo, dated 31 March 2017. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

Filed herewith

4(c).1	Service Agreement among The National Grid plc and Andrew Bonfield dated 1 November 2010. (Exhibit 4(c).20 to National Grid plc Form 20-F dated 13 June 2011 File No 1-14958)	Incorporated by reference

4(c).2	Service Agreement among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2014. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)	Incorporated by reference

4(c).3

Amendment to Service Agreement. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958) among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2015

Incorporated by reference

4(c).4	Service Agreement among National Grid Electricity Transmission plc and Nicola Shaw dated 23 March 2016.	Filed herewith

4(c).5	Letter of Appointment—Sir Peter Gershon. (Exhibit 4(c).10 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).6	Letter of Appointment—Paul Golby. (Exhibit 4(c).11 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).7	Letter of Appointment—Ruth Kelly. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).8	Letter of Appointment—Nora Mead Brownell. (Exhibit 4(c).13 to National Grid plc Form 20-F dated 6 June 2013 File No. 1-14958)	Incorporated by reference

4(c).9	Letter of Appointment—Mark Williamson. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 6 June 2013 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment—Jonathan Dawson. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 6 June 2013 File No. 1-14958)	Incorporated by reference

4(c).11	Letter of Appointment—Therese Esperdy. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)	Incorporated by reference

4(c).12	Letter of Appointment—Pierre Dufour	Filed herewith

4(c).13	Employment Agreement among National Grid plc, National Grid USA and Dean Seavers dated 22 October 2014.	Incorporated by reference

4(c).14	National Grid plc Deferred Share Plan. (Exhibit 4.2 to National Grid plc S-8 dated 28	Incorporated by reference

July 2011 File No. 333-175852)

4(c).15	National Grid Executive Share Option Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).16	National Grid Group Share Matching Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

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

8

List of subsidiaries—The list of the Company’s significant subsidiaries as of 31 March 2017 is incorporated by reference to “Financial Statements—Notes to the consolidated financial statements—32. Subsidiary undertakings, joint venture and associates—Subsidiary undertakings” on pages 154-156 included in the Annual Report on Form 20-F for the financial year ended 31 March 2017. This list excludes subsidiaries that do not, in aggregate, constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X as at 31 March 2017.

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

6 June 2017