Form 20-F/A
period 2017-03-31
NATIONAL GRID PLC
filed 2017-07-17
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes   ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging Growth Company filer	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of National Grid plc (“National Grid”) for the fiscal year ended 31 March 2017 filed on 6 June 2017 (the “2016/17 Form 20-F”) is being filed to amend and supplement the disclosure in the 2016/17 20-F, in response to Item 16F of Form 20-F – “Change in Registrant’s Certifying Accountant”. National Grid is also including as Exhibit 15.2 to this Amendment No. 1 a copy of the letter from PricewaterhouseCoopers LLP (“PwC”), as required by Item 16F(a)(3) of Form 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, revise, update, amend or restate the information presented in, or any exhibits to, the 2016/17 Form 20-F or reflect any events that have occurred subsequent to the filing of the 2016/17 Form 20-F.

This Amendment No. 1 consists of a cover page, this explanatory note, Exhibit 15.2 and the signature page and the required certifications of the Chief Executive Officer and Finance Director of National Grid.

Item 16F. Change in Registrant’s Certifying Accountant.

As previously described in our annual reports on Form 20-F for 2014/15 and 2015/16, the Audit Committee has considered the Competition and Market Authority Order requiring FTSE 350 companies to hold an audit tender every ten years as well as the final European Commission (EC) regulations, which came into EU legislation in June 2014, and in order to conform with auditor rotation requirements conducted a tender process to appoint a new external auditor. PwC was advised that they would not be requested to participate in the tender offer process thereby effectively dismissing them in November 2015. At the culmination of this process, the Audit Committee recommended the appointment of Deloitte LLP as our external auditor, following completion of the audit of National Grid’s financial statements for the financial year ended 31 March 2017 and the audit of the effectiveness of internal control over financial reporting as of 31 March 2017, which appointment was subsequently approved by the Board. This appointment is subject to shareholder approval at the 2017 AGM. Following the tender process described above, PwC officially communicated their resignation to the Board of Directors on 18 May 2017.

During the two years prior to 31 March 2015 and through 18 May 2017: (1) PwC has not issued any reports on the financial statements of National Grid or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PwC qualified or modified as to uncertainty, audit scope, or accounting principles; and (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided PwC with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the US Securities and Exchange Commission stating whether it agrees with such disclosure. A copy of PwC’s letter dated 17 July 2017 is attached as Exhibit 15.2 to this Form 20-F/A.

Further in the two years prior to 31 March 2017, we have not consulted with Deloitte LLP regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of National Grid; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Description

12.3	Certification of John Pettigrew pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

12.4	Certification of Andrew Bonfield pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

15.2	Letter from PricewaterhouseCoopers LLP regarding change in registrants’ certifying accountant.	Filed herewith

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on Form 20-F/A on its behalf.

NATIONAL GRID PLC

By:	/s/ Andrew Bonfield
Andrew Bonfield
Finance Director

London, England

17 July 2017