Form 20-F
period 2018-03-30
NATIONAL GRID PLC
filed 2018-06-04
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2018

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
National Grid plc
1-3 Strand London WC2N 5EH, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Ordinary Shares of 12 204/473 pence each	The New York Stock Exchange*
American Depositary Shares, each representing five	The New York Stock Exchange
Ordinary Shares of 12 204/473 pence each
6.625% Guaranteed Notes due 2018	The New York Stock Exchange
Preferred Stock ($100 par value-cumulative):
3.90% Series	The New York Stock Exchange
3.60% Series	The New York Stock Exchange
____________

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 March 2018 was
Ordinary Shares of 11 17/43 pence each     3,637,747,827

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files): Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Non-accelerated filer ☐	Accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☑
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

This constitutes the annual report on Form 20-F of National Grid plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) for the year ended 31 March 2018 and is dated 4 June 2018. Details of events occurring subsequent to the approval of the annual report on 16 May 2018 are summarised in section “Further Information” which forms a part of this Form 20-F. The content of the Group’s website (www.nationalgrid.com/uk) should not be considered to form part of this annual report on Form 20-F.

Form 20-F Cross Reference Table

Item	Form 20-F caption	Location in the document	Page(s)
1	Identity of directors, senior management and advisors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key Information
	3A Selected financial data	“Additional Information—Summary consolidated financial information”	217
		“Strategic Report—Financial review”	22-25
		“Financial Statements—Consolidated statement of financial position”	99
		“Financial Statements Consolidated statement of financial position—Unaudited commentary on consolidated statement of financial position—Net debt”	100
		“Financial Statements—Consolidated cash flow statement—Unaudited commentary on the consolidated cash flow statement—Reconciliation of cash flow to net debt”	102
		“Additional Information—Other unaudited financial information—Alternative performance measures/non-IFRS reconciliations”	206-211
		“Additional Information—Shareholder information—Exchange rates”	199
		“Exchange Rates”	“Further Information”
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk Factors	“Additional Information—Internal control and risk factors—Risk factors”	193-196
4	Information on the company
	4A History and development of the company	“Want more information or help?”	223
		“Additional Information—The business in detail—Key milestones”	184
		“Strategic Report—About National Grid”	2-3
		“Strategic Report—Chairman’s statement”	8-9
		“Strategic Report—Chief Executive’s review”	10-11
		“Strategic Report—Our purpose, vision, values and strategy”	12-13
		“Strategic Report—Our business environment”	4-5
		“Strategic Report—Progress against our strategy—Capital investment ”	16
		“Strategic Report—Financial position and capital investment—Capital investment”	24
		“Additional Information—Shareholder information—Articles of Association”	197-198
		“Additional Information—Other unaudited financial information—Alternative performance measures/non-IFRS reconciliations—Capital investment”	210
		“Financial Statements—Consolidated statement of financial position—Unaudited commentary on consolidated statement of financial position—Property, plant and equipment”	100
		“Financial Statements—Consolidated cash flow statement—Unaudited commentary on the consolidated cash flow statement—Net capital investment”	103

i

Item	Form 20-F caption	Location in the document	Page(s)
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—(c) Capital expenditure”	110
		“Financial Statements—Notes to the consolidated financial statements—9. Discontinued operations”	125-126
		“Additional Information—The business in detail—UK Regulation”; “US Regulation” and “—Summary of US price controls and rate plans”	186-191
	4B Business overview	“Additional Information—The business in detail”	185
		“Strategic Report”	1-3
		“Strategic Report—Our purpose, vision, values and strategy”	12
		“Strategic Report—Our business environment”	4-5
		“Strategic Report—Progress against our strategy”	14-17
		“Strategic Report— Financial review”	22-25
		“Strategic Report—Principal operations—UK”; “—US”; and “— NGV and other non-regulated activities”	28-33
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis” and “—unaudited commentary on the results of our principal operations by segment – continuing operations”	108-111
		“Financial Statements—Notes to the consolidated financial statements—16. Derivative financial instruments—(b) Commodity risk”	136-137
		“Additional Information—The business in detail—UK Regulation”; “—US Regulation”; and “—Summary of US price controls and rate plans”	186-191
	4C Organizational structure	“Financial Statements—Notes to the consolidated financial statements—32. Subsidiary undertakings, joint ventures and associates”	166-168
	4D Property, plants and equipment	“Strategic Report—Progress against our strategy—How we assess progress”	16
		“Additional Information—The business in detail” and “—Other disclosures—Property, plant and equipment”	185, 204
		“Financial Statements—Consolidated statement of financial position—Unaudited commentary on consolidated statement of financial position—Property, plant and equipment”	100
		“Additional Information—Other disclosures—Property, plant and equipment”	204
		“Financial Statements—Notes to the consolidated financial statements—12. Property, plant and equipment”	129-130
		“Financial Statements—Notes to the consolidated financial statements—20. Borrowings”	140-141
		“Additional Information—Other unaudited financial information—Capital investment”	210
4A	Unresolved staff comments	“Additional Information—Other disclosures—Unresolved SEC staff comments”	205
5	Operating and financial review and prospects
	5A Operating results	“Strategic Report—Financial review”	22-25
		“Strategic Report—Our business environment”	4-5
		“Additional Information—The business in detail—UK regulation”; “—US regulation”; and “—Summary of US price controls and rate plans”	186-191

Item	Form 20-F caption	Location in the document	Page(s)
		“Strategic Report—Principal operations—UK”; “—US”; and “—NGV and other non-regulated activities”	28-33
		“Financial Statements—Consolidated income statement—Unaudited commentary on the consolidated income statement”	96
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—Unaudited commentary on the results of our principal operations by segment – continuing operations”	111
		“Additional Information—Commentary on consolidated financial statements”	215-216
		“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(d) Currency risk”	162
		“Additional Information—Internal control and risk factors—Risk factors—Law, regulation and political and economic uncertainty”	194
	5B Liquidity and capital resources	“Strategic Report—Financial review”	22-25
		“Financial Statements—Notes to the consolidated financial statements—1.A Going concern”	104
		“Financial Statements—Consolidated cash flow statement” and “—Unaudited commentary on the consolidated cash flow statement”	101-103
		“Additional Information—Internal control and risk factors—Risk factors—Financing and liquidity—An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses”	196
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—Unaudited commentary on the results of our principal operations by segment – continuing operations”	111
		“Financial Statements—Notes to the consolidated financial statements—16. Derivative financial instruments”	135-138
		“Financial Statements—Notes to the consolidated financial statements—19. Cash and cash equivalents”	140
		“Financial Statements—Notes to the consolidated financial statements—20. Borrowings”	140-141
		“Financial Statements—Notes to the consolidated financial statements—27. Net debt”	155-156
		“Financial Statements—Notes to the consolidated financial statements—28. Commitments and contingencies”	157
		“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(b) Liquidity risk”	161
		“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(d) Currency risk”	162
		“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(e) Capital risk management”	163
		“Financial Statements—Notes to the consolidated financial statements—31. Borrowing facilities”	165
	5C Research and development, patents and licenses, etc.	“Additional Information—Other disclosures—Research and development and innovation activity”	204-205
	5D Trend information	“Strategic Report—Financial review”	22-25

Item	Form 20-F caption	Location in the document	Page(s)
		“Strategic Report—Principal operations—UK”; “—US”; and “—NGV and other non-regulated activities”	28-33
		“Strategic Report—Our business environment”	4-5
	5E Off-balance sheet arrangements	“Financial Statements—Unaudited commentary on consolidated statement of financial condition—Off balance sheet items”	100
	5F Tabular disclosure of contractual obligations	“Financial Statements—Notes to the consolidated financial statements—28. Commitments and contingencies”	157
	5G Safe Harbor	“Want more information or help?—Cautionary statement”	224
6	Directors, senior management and employees
	6A Directors and senior management	“Corporate Governance—Our Board”	42-43
	6B Compensation	“Corporate Governance—Annual statement from the Remuneration Committee chairman” and “Corporate Governance—Directors Remuneration Report—Annual report on remuneration”	63-79
		“Financial Statements—Notes to the consolidated financial statements—3. Operating costs—(c) Key management compensation”	113
		“Financial Statements—Notes to the consolidated financial statements—23. Pensions and other post-retirement benefits”	142-150
	6C Board practices	“Additional Information—Other disclosures—Conflict of interest”; and “—Director’s indemnity”	203

“Corporate Governance—Our board”; “—Board Composition”; “—Management committees”; “—Governance Framework Structure and responsibilities”; “—Our Board and its committees”; “—Directors’ induction and training”; “—Performance evaluation”; “—Investor engagement”; “—Audit Committee”; “—Finance Committee”; “—Safety, Environment and Health Committee”; “—Nominations Committee”; “—Our Executive Committee”; and “—Statement of compliance with and application of the UK Corporate Governance Code”
			42-62
		“Corporate Governance—Annual statement from the Remuneration Committee chairman”	63-65
		“Corporate Governance Directors’ remuneration policy – approved by shareholders in 2017”	67
		“Corporate Governance—At a glance” and “—Directors Remuneration Policy—Approved policy table – Executive Directors”	66-68
		“Corporate Governance— Directors’ Remuneration Policy—Approved policy table – Non-executive Directors (NEDs)”	69
		“Corporate Governance— Directors Remuneration Policy—Service contracts”; and “—Payments for loss of office (audited information)”	70, 75
		“Additional Information—Shareholder Information—Articles of Association—Directors”	197
	6D Employees	“Financial Statements—Notes to the consolidated financial statements—3. Operating costs—(b) Number of employees”	112
		“Additional Information—Other disclosures—Employees”	203

Item	Form 20-F caption	Location in the document	Page(s)
	6E Share ownership	“Corporate Governance—Directors Remuneration—Annual report on remuneration —Statement of Directors’ shareholdings and share interests (audited information)”	76
		“Corporate Governance— Directors Remuneration Report—Annual report on remuneration”	70-79
		“Additional Information——Shareholder information—Material interests in shares”	199
		“Additional Information—Other disclosures—All-employee share plans”	203
		“Share ownership”	“Further Information”
7	Major shareholders and related party transactions
	7A Major shareholders	“Additional Information—Shareholder information—Material interests in shares”	199
		“Material interests in shares” and “Material interest in American Depositary Shares”	“Further Information”
	7B Related party transactions	“Financial Statements—Notes to the consolidated financial statements—29. Related party transactions”	158
		“Material interests in shares”	“Further Information”
		“Financial Statements—Notes to the consolidated financial statements—28. Commitment and contingencies”	157
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
8A Consolidated statements and other financial information
		“Reports of Independent Registered Public Accounting Firms—Audit opinions for Form 20-F”	“Further Information”
		“Financial Statements—Notes to the consolidated financial statements—1. Basis of preparation and recent accounting developments”	104-107

“Financial Statements—Consolidated income statement”; “—Consolidated statement of comprehensive income”; “—Consolidated statement of changes in equity”; “—Consolidated statement of financial position”; and “—Consolidated cash flow statement”
94-103
		“Financial Statements—Notes to the consolidated financial statements—analysis of items in the primary statements”	104-156
		“Financial Statements—Notes to the consolidated financial statements—supplementary information”	157-177
		“Strategic Report—Chairman’s statement”	8-9
		“Strategic Report—Financial Review—Other performance measures—Dividend growth”	25
	8B Significant changes	“Subsequent Events”	“Further Information”
9	The offer and listing
	9A Offer and listing details	“Additional Information—Shareholder information—Exchange Rates”; “—Share price”; and “— Price History”	199-200 “Further Information”
	9B Plan of distribution	Not applicable
	9C Markets	“Additional Information—Shareholder information—Share price”	200
	9D Selling shareholders	Not applicable	–

v

Item	Form 20-F caption	Location in the document	Page(s)
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	“Additional Information—Shareholder Information—Articles of Association”	197-198
		“Additional Information—Other disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	203
		“Additional Information—Shareholder information—Share capital”	199
	10C Material contracts	“Additional Information—Other disclosures—Material contracts”	204
	10D Exchange controls	“Additional Information—Shareholder information—Exchange controls”	198
	10E Taxation	“Additional Information——Shareholder information—Taxation”	200-202
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	“Additional Information—Shareholder information—Documents on display”	198
	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk
	11A Quantitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—16. Derivative financial instruments”	135-138
		“Financial Statements—Notes to the consolidated financial statements—33. Sensitivities”	169-170

“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(a) Credit risk”; “—(b) Liquidity risk”; “—(c) Interest rate risk”; “—(d) Currency risk”; “—(e) Capital risk management”; and “—(f) Fair value analysis”
159-164
		“Strategic Report—Financial review”	22-25
	11B Qualitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—16. Derivative financial instruments”	135-138

“Financial Statements—Notes to the consolidated financial statements—30. Financial risk management—(a) Credit risk”; “—(b) Liquidity risk”; “—(c) Interest rate risk”; “—(d) Currency risk”; “—(e) Capital risk management”; and “—(f) Fair value analysis”
159-164
		“Strategic Report—Financial review”	22-25
		“Additional Information—Internal Control and Risk factors—Risk Factors”	193-196
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American depositary shares	“Additional Information—Shareholder information—Description of securities other than equity securities: depositary fees and charges”	198
		“Additional Information—Shareholder information—Depositary payments to the Company”	198

Item	Form 20-F caption	Location in the document	Page(s)
		“Additional Information—Definitions and glossary of terms”	218-222
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	“Strategic Report—Internal control and risk management—Our internal control process”, “—Reviewing the effectiveness of our internal control and risk management” and “Internal control over financial reporting”	21
		“Additional Information—Internal control and risk factors—Disclosure controls” and “—Internal control over financial reporting”	193
		“Corporate Governance—Audit Committee”	49-55
		“Reports of Independent Registered Public Accounting Firms—Audit opinions for Form 20-F”	“Further Information”
16	16A Audit committee financial expert	“Corporate Governance—Board and committee membership and attendance”	44-45
	16B Code of ethics	“Additional Information—Other disclosures—Code of Ethics”	203
	16C Principal accountant fees and services	“Corporate Governance—Audit Committee—External audit”	54-55
		“Financial Statements—Notes to the consolidated financial statements—3. Operating costs—(e) Auditors’ remuneration”	113
	16D Exemptions from the listing standards for audit committees	Not applicable	–
	16E Purchases of equity securities by the issuer and affiliated purchasers	“Additional Information—Shareholder information—Authority to purchase shares”	199
	16F Change in registrant’s certifying accountant		–
	16G Corporate governance	“Additional Information—Other disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	203
	16H Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	“Financial Statements—Company accounting policies”	178-179
		“Financial Statements—Notes to the consolidated financial statements—1. Basis of preparation and recent accounting developments”	104-107

“Financial Statements—Consolidated income statement”; “—Consolidated statement of comprehensive income”; “—Consolidated statement of changes in equity”; “—Consolidated statement of financial position”; and “—Consolidated cash flow statement”
94-103
		“Financial Statements—Notes to the consolidated financial statements—analysis of items in the primary statements”	104-156
		“Financial Statements—Notes to the consolidated financial statements– supplementary information”	157-177
		“Reports of Independent Registered Public Accounting Firms—Audit opinions for Form 20-F”	“Further Information”
19	Exhibits	Filed with the SEC	–

National Grid Annual Report and Accounts Report Annual 2017/18 Annual Report and Accounts 2017/18 Bring Energy to Life

Contents National Grid Annual Report and Accounts 2017/18 Strategic Report The Strategic Report includes an overview About National Grid 2 of our strategy and business model, the Our business environment 4 principal risks we face and information about our performance. In addition to the financial How we create value for our stakeholders 6 review included within this section, we provide Chairman’s statement 8 additional analysis and commentary, including Chief Executive’s review 10 the performance of our operating segments, Our purpose, vision, values and strategy 12 within the unaudited commentary sections of the financial statements. This additional Progress against our strategy 14 analysis forms part of our Strategic Report. Internal control and risk management 18 Financial review 22 Viability statement 26 Principal operations 28 Our commitment to being a responsible business 34 Corporate Governance The Corporate Governance report, introduced Corporate Governance contents 40 by our Chairman, contains details about the Directors’ Report and other disclosures 62 activities of the Board and its committees during the year. We include reports from Directors’ Remuneration Report 64 the Audit; Finance; Safety, Environment and Health; Nominations; and Remuneration Committees. We also include details of our shareholder engagement activities. Financial Statements Our financial statements include: the Financial Statements contents 80 independent auditor’s reports; consolidated Introduction to the Financial Statements 81 financial statements prepared in accordance with IFRS as adopted by the EU and as issued Statement of Directors’ responsibilities 82 by the IASB; related commentary and notes to Independent auditor’s report 83 the consolidated financial statements; and the Report of independent registered Company’s financial statements prepared in public accounting firm 92 accordance with FRS 101. Additional information This section includes additional disclosures Additional Information contents 184 and information, definitions and a glossary Definitions and glossary of terms 218 of terms, summary consolidated financial information, and other useful information Want more information or help? 223 for shareholders, including contact details Cautionary statement 224 for more information or help. Front cover Cirhan Truswell, Senior Commercial Analyst, at our carbon weighting project, Burton, UK.

Strategic Report National Grid plc is an electricity and gas utility focused on transmission and distribution activities in both the United Kingdom and the United States. Business segments include UK Electricity Transmission, UK Gas Transmission, National Grid Ventures and other activities, and US Regulated Gas and Electricity distribution and transmission networks. Group financial highlights Statutory operating profit* Statutory EPS* Value Added £3,493m 103.8 p 57.9 p/share (2016/17: £3,208m) (2016/17: 48.1p) (2016/17: 51.6p/share) Underlying operating profit* Underlying EPS* Capital investment £3,495m 60.4p £4,251m (2016/17: £3,375m) (2016/17: 58.6p proforma) (2016/17: £3,862m) Group return on equity (RoE) 12.3% (2016/17: 11.7%) For definitions and reconciliations of statutory and non-IFRS performance measures, and regulatory performance measures see pages 206-214. All financial metrics for the current year, which are calculated on a ‘per share’ basis, reflect a reduction in the weighted average number of shares as of 2 June 2017, following the sale of the UK Gas Distribution business. The weighted average number of ordinary shares outstanding for the period includes the effect of the 11 for 12 share consolidation. Prior year metrics have not been restated, unless specifically identified as such. Operational highlights Group safety performance Greenhouse gas emissions Employee engagement index 0.10 IFR 7.7m tonnes 77% (2016/17: 0.10 IFR) (CO2 equivalent) (2016/17: 77%) (See page 15) (2016/17: 9.1) We use a number of technical terms and abbreviations within this document. For brevity, we do not define terms or provide explanations every time they are used. Please refer to the glossary on pages 218-222 for this information, as well as an important notice in relation to forward-looking statements with our cautionary statement on page 224. *From continuing operations. Our reporting which exclude the impact Online report Further reading Our financial results are reported of exceptional items and The PDF of our Annual Report Throughout this report you can in sterling. We convert our US remeasurements. These are and Accounts 2017/18 includes find links to further detail within business results at the weighted used by management to assess a full search facility. You can this document or online. Please average exchange rate during the underlying performance of find the document by visiting look out for the following icon: the year, which for 2017/18 was the business. Reconciliations the ‘About us’ section at $1.36 to £1 (2016/17 $1.28 to £1). to statutory financial information www.nationalgrid.com. We use adjusted profit measures, are shown on page 206-214. Inside front cover and page 1 Engineers, Gas Transmission, Aylesbury, UK. Strategic Report  |  Highlights National Grid Annual Report and Accounts 2017/18 1

About National Grid We are one of the world’s largest investor-owned energy utilities, committed to delivering electricity and gas safely, reliably and efficiently to the customers and communities we serve. Our business model UK Regulated Our business model, set out below, summarises our Company’s key drivers, how 44% of Group statutory operating profit we create and preserve value over the longer term, and how we generate cash flows. 44% of Group adjusted operating profit What we do We play a vital role in connecting millions of people to the energy they use through our UK Electricity Transmission regulated utility businesses in the UK and US, with principal operations in electricity We own and operate the electricity and gas transmission and distribution, as well as National Grid Ventures. transmission network in England and Wales, with day-to-day responsibility for balancing Our purpose, vision and values supply and demand. We are also system Our purpose is to Bring Energy to Life. We believe it’s crucial to have a clear sense of operator for the Scottish networks, but do what we stand for as a company and what it is that binds us all together. This is what not own them. we call our purpose. In simple terms it’s what inspires us to serve our customers as well as we can, and it’s what makes us proud about the work we do. Our vision is: we will exceed the expectations of our customers, shareholders 4,474 346 and communities today and make possible the energy systems of tomorrow. Miles (7,200 Substations kilometres) of (2016/17: 342) Our values are: every day we do the right thing and find a better way. overhead line (2016/17: 4,474 miles; Adapting to change 7,20 0 k il o m etre s) We are responding to changes in our business environment, so we can ensure we maintain our position in the industry. We are able to generate short-term profitability and create long-term, sustainable value in an evolving energy landscape, as shown by our performance described in pages 28-33. 969 Our strategic priorities Miles (1,560 Our three strategic priorities are: optimise our operational performance; look for kilometres) of opportunities to grow our core business; and make sure National Grid is better underground cable equipped for the future. (2016/17: 932 miles; 1,500 kilometres) Being a responsible business For us, being a responsible business means being a force for positive environmental and social change. We consider communities in all our operations, so we can fully UK Gas Transmission understand their needs, keep them safe, and make sure they are fairly represented We own and operate the gas National in our decisions and actions. Transmission System (NTS) in Great Britain, with day-to-day responsibility for balancing If we are to achieve our vision, we need to be aware of the needs of all our supply and demand. stakeholders. We need to make sure we deliver value for them every day, and continue to do so as the energy landscape changes. How we make money 4,760 24 Our regulators in the UK and US set the type and level of charges we are allowed Miles (7,660 Compressor to pass on to our customers to simulate market competition. We also make money kilometres) of stations from businesses that operate in markets outside our core regulated businesses. high-pressure pipe (2016/17: 24) (2016/17: 4,760 miles; 7,660 kilometres) Our role as System Operator As Great Britain’s System Operator (SO) we make sure Great Britain’s gas and electricity is transported safely and efficiently from where it is produced to where it is consumed. We balance supply and demand in real time and we facilitate the connection of assets to the transmission system. Further reading • Our business environment – page 4 • How we create value for our stakeholders – page 6 • Our purpose, vision, values and strategy – page 12 • Financial review – page 22 • Our commitment to being a responsible business – page 34 2 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  About National Grid

Strategic Report US Regulated National Grid Ventures Substantial asset 50% of Group statutory operating profit and Other Activities base as at 31 March 2018* (%) 49% of Group adjusted operating profit 6% of Group statutory operating profit 7% of Group adjusted operating profit � US Regulated Electricity National Grid Ventures was formed on We both own and operate transmission facilities 1 April 2017 and brought together our �� across upstate New York, Massachusetts, businesses that are adjacent to our core New Hampshire, Rhode Island and Vermont. regulated operations to create a new division. �� We own and operate electricity distribution This operating segment represents our main networks in upstate New York, Massachusetts strategic growth area outside our regulated and Rhode Island. core in competitive markets across the �� US and the UK. The business comprises all commercial operations in Metering, LNG at the Isle of Grain and electricity �u�stantial asset �ase as at 8,881 740 interconnectors, with a focus on investment �1 �arc� 2017 ��� Miles (14,293 Distribution and future activities in emerging growth areas. kilometres) of substations 1� �� �lectricit� �rans�ission �� overhead line (2016/17: 763) Our other activities mainly relate to UK 2� �� Gas �rans�ission 1� (2016/17: 8,835 miles; property development, together with �� �� Re�ulated �� 14,219 kilometres) insurance and corporate activities in �� National Grid �entures and the UK and US. �t�er Acti�ities � *excludes % share of UK Gas Distribution (Cadent) assets. See page 23 for 387 11.1 m further details. Transmission Metering: gas meters For information about the accounting substations implications arising from the announced (2016/17: 377) potential sale of 25% in Cadent, see note 35 on page 177. 3 US Regulated Gas 1,000,000 m We own and operate gas distribution networks LNG: tank space What are transmission across the northeastern US, located in upstate and distribution? New York, New York City, Long Island, Our role in connecting people to Massachusetts and Rhode Island. the energy they use mainly involves 6.4 either transmission or distribution. GW capacity of interconnectors ‘Transmission’ means transporting 35,419 in operation or energy from the location where it is generated or imported, to a Miles (57,001 under construction distribution system. kilometres) of gas pipeline ‘Distribution’ means transporting (2016/17: 35,265 miles; energy to consumers at a lower 56,753 kilometres) voltage (for electricity) or pressure (for gas) ready for domestic use. Further reading Definitions can be found on pages 218-222 You can find more information about what we do on our website: www.nationalgrid.com Strategic Report  |  About National Grid National Grid Annual Report and Accounts 2017/18 3

Our business environment Our environment is shaped by four themes: the impact on consumer bills, energy security, environmental sustainability and technology. As the energy ecosystem evolves, so do the needs of our stakeholders. Impact on consumer bills Commentary Consumers expect a reliable energy system that delivers gas and electricity when and where it is needed. They pay for the cost of this infrastructure and improvements to it through the part of their energy bills that covers network costs. These costs are subject to regulatory approval. 2017/18 developments Our response £35.48 UK •• Our US and UK regulated businesses continue In the UK, affordability of energy is a critical topic, to strive for greater efficiency, seeking innovative UK transmission network costs as highlighted in the 2017 General Election campaign. ways to reduce both the time and cost to repair per average annual household dual Price caps featured in both the Conservative and or replace assets. This approach minimises the fuel bill – representing around 3% Labour manifestos and an energy price cap bill costs to consumers. of the total bill is currently progressing through Parliament. The •• In the UK, we have been able to generate • Electricity transmission: £26.16 Labour Party also indicated in its manifesto that £540 million of savings for consumers in the first it was considering renationalising utility networks. five years of the RIIO arrangements. We have also • Gas transmission: £9.32 The Government commissioned the Cost of Energy volunteered that £480 million of RIIO‑T1 allowances • These costs cover the transport of Review in the summer of 2017. Its main findings were for electricity transmission investments should energy and maintaining very high that the cost of energy is too high, and that the energy be deferred, which will help ease the impact on levels of reliability policy, regulation and market design are not fit for the consumer bills. purposes of the emerging low-carbon energy market. •• We do not believe that renationalisation of National Grid would be in the best interests of UK US consumers, and we have communicated externally The cost of energy remains a concern for consumers the ways in which we have created and driven and regulators who expect affordable, reliable and value for customers and society since privatisation. cleaner energy at a low price. Costs of energy as a •• In the US, approval of new electricity and gas percentage of total spending have declined, mainly delivery rates in upstate New York allows us to as a result of low natural gas prices and household continue our new Energy Affordability Program, energy efficiency improvements. Additionally, costs which provides a bill decrease for most of low-carbon technologies such as solar, batteries income-eligible customers. New energy efficiency and energy management systems have fallen, solutions will result in bill decreases for our so they are increasingly being adopted. moderate income customers. Energy security Commentary The energy system is in a phase of transition from high to low carbon. Coal plants are closing down and being replaced with nuclear, renewables and gas, as well as emerging battery storage. Electricity margins need to be monitored and actively managed as we move to a generation mix with greater volumes of intermittent and distributed generation. 46% 2017/18 developments Our response UK •• National Grid Ventures has made significant (UK capacity) Over the summer of 2017, the majority of the progress in the construction of three new UK’s energy supply came from renewable sources. electricity interconnectors from the UK to The UK also saw its first day free of generation from Belgium, France and Norway. coal in April 2017. As the region shifts towards an •• The Grain LNG import terminal received the 32% increasingly decarbonised generation mix, baseload first ever UK LNG cargos from the US and Peru, electricity prices are expected to increase. UK highlighting our ability to help deliver a more (UK production) wholesale gas prices have been trending upwards diverse gas supply for the UK. as sources of gas storage have decreased with the •• In the UK, we published our System Needs and closure of the Rough gas field and general global Product Strategy report, which sets the scene shifts in preferences from coal to gas. for future requirements, and consults on the 21% future of balancing services products. US •• In the US, approval of new electricity and gas (US capacity) The reliability of energy infrastructure remains delivery rates in upstate New York means we can a concern for consumers, regulators and policy invest $2.5 billion over three years to modernise makers. Regulators are seeking investment to our electricity and natural gas networks. improve the security and resilience of energy 15 % networks. Natural gas supply has outpaced demand due to technological improvements in shale gas (US production) extraction, and wholesale gas prices have remained at historic low levels. Wholesale electricity prices Electricity generation supply have largely mirrored natural gas pricing due to from renewable sources in 2017 the increasing reliance of the energy industry on natural gas as a fuel. 4 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Our Business Environment

Strategic Report Environmental sustainability Commentary Our world is changing as a result of human activity and its impact on the environment. The Paris Agreement sends a clear signal that the shift to a low-carbon economy is inevitable, and it is now accepted that sustainable business is good business – creating value for people, the environment and businesses. This includes reducing greenhouse gas emissions, managing non-renewable resources, and preserving and protecting habitats and ecosystems. 26% 2017/18 developments Our response (UK) UK •• Reducing greenhouse gas emissions forms During 2017, the UK saw a number of records part of the Company’s KPIs (see page 16). broken for renewable energy – including the first day •• Our environmental strategy, ‘Our Contribution’, 28.5% when wind, nuclear and solar generated more power focuses on the areas where we can make (US) than gas and coal. The UK Government published the greatest contribution. You can read more ‘A Green Future: Our 25-year Plan to Improve about our approach and work on page 35. Percentage of greenhouse gas the Environment’, setting out the UK’s long-term •• National Grid Ventures has been created to focus, emissions attributable to the approach to protecting and enhancing the natural in part, on investments in renewables, including energy sector in the UK and US environment. In July 2017, the Government utility-scale solar, wind and battery storage. announced a ban on the sale of new petrol •• We continue to work with BEIS and Ofgem and diesel cars from 2040. on the development of future energy systems as we respond to the shift to low-carbon US energy in the UK. In June 2017, President Trump announced that the •• We are working with customers and stakeholders country would cease all participation in the 2015 Paris in the UK to gather insights on the future role of Agreement on climate change mitigation, triggering gas in managing the transition to a low-carbon a three-year exit process. However, state renewable future. energy support eclipses many federal policies. State •• Although the US pulled out of the Paris Agreement, regulators continue to support energy innovation we continue to support it and align ourselves with projects through programmes such as New York state and local leaders who share our climate and State’s ‘Reforming the Energy Vision’. environmental goals. Technology Commentary The energy landscape is being transformed by technologies such as renewable generation, district heating, electric vehicles and battery storage. This transformation is being driven by a range of factors: political and regulatory push, consumer pull and the rapid pace of change in digital technologies. 43% 2017/18 developments Our response Demand for more sustainable energy is accelerating •• We created a Group technology and innovation (UK) the pace of change within the energy industry. team to develop our new technology strategy, Faster-than-expected price reductions for key to monitor disruptive technology and business technologies have boosted the speed of model trends, and to act as a bridge for emerging developments in areas such as solar energy, energy technology into the core regulated businesses 29% storage, electric vehicles and distributed generation. and business development teams. We are Battery pack prices have fallen 24% since 2016, also involved in early-stage energy technology (US) electric vehicle growth has continued apace in venture investments. both the UK and US, and UK small scale solar •• National Grid Ventures, established in April 2017, Electric vehicle fleet is expected to double by 2025. focuses on business development, technology growth in 2017 and innovation. Digitisation of energy networks from generators to •• We are taking advantage of the latest technological households is further changing how people engage innovations to improve our performance. with energy. We face the challenge of adapting our For example, we are using robotics for gas networks to meet new demands, and making sure pipeline inspection, improving asset health we act on the opportunities that will benefit our and lowering costs. customers and other stakeholders. The impact of Brexit issues and have devised scenarios to cover We believe UK-EU cooperation on energy the majority of likely outcomes. Based on is positive for UK and EU consumers in the worst case scenario (‘no deal’ on free terms of energy security, affordability trade), we have determined that the risk of and decarbonisation. increased costs of tariffs and any possibility that our partners might be compelled to We continue to keep the implications of ‘switch off’ the interconnectors is low. Brexit under review, especially regarding our access to energy markets and the impacts Throughout the year, we have been on interconnectors’ revenues and costs. engaging with our customers and Our interconnector partners share a stakeholders, especially with our regulators, financial interest in the ownership and as we seek to inform them of the Brexit profits from their operation. For the past outcome we believe would be in the best 12 months, we have been assessing these interests of consumers. Strategic Report  |  Our Business Environment National Grid Annual Report and Accounts 2017/18 5

How we create value for our stakeholders The long-term success of our business is critically dependent on the way we work with a large number of important stakeholders. We aim to create value for our stakeholders every day – and to continue doing so as the energy landscape changes. The table below sets out our focus for the key relationships that will help us Bring Energy to Life and deliver the energy networks of the future. Our stakeholders Who they are and why they are important How we are creating value over the long term Where you can read more Our customers Our customers are the users of our Our customers want energy that is delivered Progress against our strategy, products and services. safely, reliably, sustainably and affordably. Principal operations In the UK, our key customers are Targeted outcome: Creating or adapting electricity and gas distributors and infrastructure to provide ready access to generators. In the US, we have more clean energy, through smart grids and than seven million retail bill payers. evolving our networks to reflect changing patterns of demand and supply over time. The communities Our operations affect communities By integrating sustainability into our Our commitment to being we work in where we work and live. decision-making, we value the needs a responsible business of communities. Being a responsible and sustainable business is fundamental to the way Targeted outcome: Preserving natural we work. resources and respecting the interests of our communities. Our regulators In the UK, Ofgem regulates our We are heavily engaged with our Business environment, electricity and gas businesses and regulators in debates guiding future Principal operations transmission businesses. energy policy direction. In the US, our retail activities are Targeted outcome: Frameworks within regulated by state utility commissions. which we can meet the changing energy Our wholesale activities (including energy needs of the communities we serve. generation and interstate transmission) Incentives for innovation and performance. are regulated by the Federal Energy Regulatory Commission (FERC). Our suppliers Our suppliers provide us with the goods We are committed to long-term, Our commitment to being and services we rely on to deliver for sustainable and fair working practices a responsible business our customers. with our suppliers, who must work to our Supplier Code of Conduct. They range from substantial multinational companies to small-scale Targeted outcome: Development of local businesses providing bespoke stronger, long-term relationships critical services when they are needed. for the delivery of future projects. Our people Our business is built by our people. We work to make sure we keep our Our commitment to being people as safe as possible. We train a responsible business At 31 March 2018, we had more than them to deliver to the best of their abilities 22,000 employees. and strive to maintain high levels of engagement. In the UK and US, we have inclusion and diversity policies, as well as statistical information, that demonstrate our commitment to providing an inclusive, equal and fair working environment. Targeted outcome: Access to and retention of a high-performing workforce with the capabilities we need, delivering innovation. Our investors Equity investors: We earn financial returns in Our investors desire long-term, sustainable Financial review accordance with our regulatory contracts in growth. the UK and US. These contracts incentivise us to invest in long-term sustainable Targeted outcome: Annual asset growth infrastructure in an efficient and cost- in the range of 5-7%. conscious way. Dividend per share growth at least in line Debt investors: Our debt investors provide with the rate of UK RPI growth each year capital in the form of loans and bonds, for the foreseeable future. allowing us to optimise the way in which we finance our investment. Balance sheet strength reflected in strong credit metrics. 6 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  How we create value for our stakeholders

Strategic Report £60m Potential savings over 20 years, helping minimise household energy bills 2,145 Tonnes potential CO2 equivalent savings each year, helping reduce our impact on the environment 1 st Winner of the Innovation Project Award at the 2017 Institution of Gas Engineers and Managers Gas Industry Awards A world first in the pipeline A robot will revolutionise how we Device (GRAID) will give us the inside story maintain our underground high-pressure on the state of the pipes, taking away the gas pipes, while adding value by saving guesswork. And that means better value for money and reducing our impact on the our repair budget. Once GRAID starts work environment, as Project Lead Dave in late 2018, it could save around £60 million Hardman explains. over 20 years. Crucially, such savings help minimise household energy bills. And the Our high-pressure gas pipes help bring carbon emissions we’ll cut are equivalent to gas to 23.4 million UK homes. It’s vital we the amount 477 homes would use in a year. keep all 4,760 miles (7,660 kilometres) in good condition, which is hard when they’re buried It’ll need to be tough. Natural gas acts underground. But we’re going to change like a liquid at high pressure. It creates five how we check them, using a pioneering robot times the force a submarine faces underwater. being developed with the help of £5.7 million To overcome this challenge, the robot’s twin of funding from Ofgem, through its Network chassis design stabilises it while magnetic Innovation Competition. tracks make it cling to the pipes. An engineer will drive GRAID from the surface, making it Currently, the only way we can check our stop, reverse and zoom in on sections of pipe, site pipework is by digging. We choose these measuring thickness and looking for corrosion. locations based on what we know about their age, and when they were last repaired. We’re sharing the story with our industry Sometimes there’s repair work to do, but and beyond, including rail infrastructure. not always. The Gas Robotic Agile Inspection Pictures shown above GRAID robot developed for use in high-pressure underground gas pipelines. Strategic Report  |  How we create value for our stakeholders National Grid Annual Report and Accounts 2017/18 7

Chairman’s statement “We remain on course to deliver long-term sustainable growth.” Dividend policy In 2017/18 National Grid performed well, Strategy Our dividend policy aims to grow both financially and operationally as a Group, It is the Board’s role to set the strategic the ordinary dividend per share at and strategically in evolving our regulated direction of the Company and to scrutinise least in line with the rate of UK RPI US businesses towards achieving higher management’s performance in terms of growth each year for the foreseeable growth and better returns. delivering the strategy. This year, the Board was future. Accordingly, the Board pleased with the continued delivery of the core has recommended an increase While the UK continues to be the larger regulated businesses in the UK, the progress of in the final dividend to 30.44 pence contributor to overall operating profit following our strategy to improve the returns and growth per ordinary share ($2.0606 per the 2017 sale of a 61% stake in our UK Gas opportunities in our US regulated businesses, American Depositary Share). If approved, this will bring the full year Distribution business, the shape and dynamics and the progress made in the development dividend to 45.93 pence per share of the overall business are changing. Our of our interconnectors business. ($3.0775 per American Depositary operations in the US are larger than our Share), an increase of 3.75% over operations in the UK in terms of employee Culture the 44.27 pence per ordinary share numbers, and the US also now offers stronger In 2017/18, the Board started to implement the in respect of the financial year ended growth prospects over the medium term. recommendations of the Board effectiveness 31 March 2017. The UK continues to be the larger contributor review we undertook the previous year, several of in terms of operating profit. which touched upon culture. The National Grid See note 8 on page 124 for more information on dividends. Board sees one of its key roles as being to We continue to be mindful of the large-scale exemplify the Company’s values of ‘do the right change that is affecting the energy sector and thing’ and ‘find a better way’. We have continued Annual General Meeting 2018 are working hard to ensure our strategy and this year to enhance the Board’s leadership role The 2018 AGM will be held at 11:30am business model adapt accordingly. in development of the Company’s culture. on 30 July 2018 at the ICC, Birmingham. Share price Enhanced transparency I am very conscious that the decline in our Total In light of recent events such as the collapse of In focus Shareholder Return of 18.9% this financial year Carillion, we believe it is even more important we has been disappointing because of the decline provide investors with enhanced transparency in the share price over 2017/18 as a whole. in respect of our assets and liabilities, a part of Our share price performance was driven by a which is discharging our responsibility to make Responsible business combination of factors, including rises in bond the Annual Report and Accounts fair, balanced www.nationalgrid.com/group/ yields and negative sentiment around political and understandable. responsibility-and-sustainability and regulatory uncertainty in the UK. However, for the vast majority of our 3.6 billion shares Some of the technicalities of International Our KPIs in issue, we enjoy a long-term, stable and Financial Reporting Standards (IFRS) make pages 14-17 supportive shareholder base. reporting of performance challenging for regulated utilities like National Grid, so we are Throughout the year, we worked hard to engage providing additional information on page 23 to with investors and to communicate clearly that help inform investors about significant assets National Grid remains on course to continue and liabilities that do not form part of the delivering long-term, sustainable growth. audited accounts. 8 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Chairman’s statement

Strategic Report In order to present a more comprehensive Special dividend picture of our results and financial position, I was pleased in 2017/18 that we were able throughout this report we have used a number to return money to investors following the of non-IFRS and regulatory performance sale of 61% of our UK Gas Distribution measures. Some of these measures form business. In total, we returned some £4 billion part of the incentive arrangements for our to investors through a special dividend of Executive Directors. 84.375 pence per share on 2 June 2017, and an £835 million share buy-back programme, UK political environment which was completed in January 2018. In 2017/18, National Grid was involved in discussions with the UK Government on Awards energy issues related to Brexit, in particular the In 2017/18, National Grid won UK Business importance of remaining within the European in the Community’s Award for Environmental Internal Energy Market (IEM) after March 2019. Leadership in recognition of our work to reduce Currently, the UK and the EU share 4GW of our carbon footprint during construction. We electricity through interconnectors, including also won Business in the Community’s award 1GW of electricity interconnection with Ireland. for Outstanding Employment after impressing We believe ensuring access to European judges with the quality of our apprentice energy markets remains tariff-free post-Brexit opportunities and other initiatives to employ is in the best interests of energy users in the young people. In the US, our Massachusetts UK and throughout Europe. business was named one of the most energy efficient utilities in America by the American As a result of the Labour Party manifesto Council for an Energy-Efficient Economy. for the 2017 general election, we have given serious consideration to the prospect of Board changes renationalisation of National Grid should the I would like on behalf of the Board to thank our Labour Party win the next UK general election. departing Finance Director Andrew Bonfield for the significant contribution he has made The Board believes that since privatisation in to National Grid over the last eight years and 1990, National Grid has created and driven to wish him every success for the future. value for customers, society and investors in many ways, including: Pierre Dufour has decided that due to ill • Over the past decade alone, we have health he will not be seeking re-election at invested over £13 billion into required the forthcoming AGM. I would like to thank network modernisation in England and him for his contribution and wish him all the Wales, and we plan to continue to invest very best in the future. more than a billion pounds every year. • According to Ofgem, the cost of transporting The Board was delighted to appoint Amanda electricity through Britain’s energy network Mesler as an independent Non-executive has fallen by 17% relative to the retail price Director with effect from 17 May 2018. index since the mid 1990s. Amanda has more than 25 years of extensive Full year dividend (pence per share) • Our own research shows that since international leadership and general privatisation National Grid has created at management experience at CEO and Board ������ ����� least £12 billion of benefits for consumers, level. She brings a wealth of experience in ����� ����� ����� exceeding the benefits created for different sectors to National Grid’s Board, shareholders by more than 65%. in particular in the area of the application of technology. We plan to increase our advocacy of these and other benefits of privatisation over the Ruth Kelly stepped down from the National coming months. Grid Board in July 2017 and I would like to thank her for the significant contribution she 13/14 14/15 15/16 16/17 17/18 US Tax Reform made both to the Board and to the various In December 2017, the US enacted significant Committees with which she was involved. * excludes the special dividend of 84.375p. tax reform which included the reduction of the corporate tax rate from 35% to 21%. The Thank you Final dividend of change in tax law holds significant benefits On behalf of the Board I would like to say for our customers by reducing the costs we thank you to all National Grid employees for pass on to them for our services, while being their hard work and commitment, without economically neutral for National Grid over which the achievements of 2017/18 would 30.44p/share the long-term. We are continuing to work not have been possible. expected to be paid on with each of our regulators in the US to finalise 15 August 2018 how the Tax Reform should be included in customer rates. Environmental sustainability Our environmental sustainability performance Sir Peter Gershon was strong in 2017/18. Highlights included Chairman being significantly ahead of our target of reducing greenhouse gas emissions by 45% compared to 1990 a year ahead of schedule (we have achieved a 65% reduction to date) and being named on the Carbon Disclosure Project’s ‘A’ list of companies, which puts us in the top 5% of global participants in terms of carbon disclosure and performance. Strategic Report  |  Chairman’s statement National Grid Annual Report and Accounts 2017/18 9

Chief Executive’s review “I believe strongly that society now demands more from business than ever before.” Performance highlights In 2017/18 National Grid made significant Moreover, in both the US and the UK, we progress in the execution of our strategic continued to achieve close to 100% reliability priorities. across our networks. In both the US and the UK, we demonstrated Performance highlights 57.9 p/share we not only recognise the imperative to change In both the US and the UK, in 2017/18 we Value Added with the times, but that we also possess the worked hard to create real value for customers (2016/17: 51.6p/share) willingness and expertise necessary to drive and shareholders, and to implement cutting our industry forward. edge innovation. Over the course of the year, we delivered a US 6% number of important projects that aligned with In the US, we enjoyed a good year, characterised Asset growth our strategic priorities of growing the business, by strong growth. We invested a record (2016/17: 5%) optimising operational performance and ensuring $3.3 billion into infrastructure and we increased the Company is positioned to thrive in the future. Return on Equity to 8.9%, from 8.2% the previous year. Our overall financial performance was good. 12.3 % Our statutory operating profit grew 9% and In line with our strategic priority of growing the Group Return on Equity (RoE) underlying operating profit on a constant business, we filed for updated rate allowances (2016/17: 11.7%) currency basis grew 6% to £3.5 billion. with regulators in key jurisdictions. These allowances dictate the rates we can charge Our Group Return on Equity (RoE) was 12.3%, for the services we provide to customers. up from 11.7% the previous year, and Value We filed new rate cases for gas distribution 77% Added was £2 billion, equivalent to 57.9 pence in Massachusetts and for electricity and gas Employee engagement index per share. distribution in Rhode Island (page 189). (2016/17: 77%) We invested £4.3 billion into the business, We also reached agreement with regulators growing our asset base by 6%. for our Niagara Mohawk rate filing in upstate New York, the first time our rates there had We also performed well against the other key been fully reviewed in five years. metrics by which we benchmark our progress. The successful Niagara Mohawk filing means we In terms of safety, our employee lost time injury are now able to push ahead with infrastructure frequency rate was 0.10, which is consistent projects worth some $2.5 billion over the next with world class safety performance, evidence three years. These projects will significantly of our continued total commitment to ensuring enhance reliability of gas and electricity supplies no one is harmed as a result of our operations. for homes and businesses across upstate New York. 10 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Chief Executive’s review

Strategic Report Other US operational highlights in 2017/18 Over the course of the year, mindful of the Bring Energy to Life included the completion and energisation of the fact we operate within an evolving regulatory During the year I was pleased with the progress first phase of our new $70 million South Street environment, we also began preparing for we made in raising awareness within the Substation in Providence, Rhode Island, and a new regulatory framework (RIIO‑T2), which business of our Purpose, which is to Bring the commencement of our Metropolitan Natural will come into effect when the current one Energy to Life, our Values, which are to find Gas Reliability Project to upgrade existing gas expires in March 2021. a better way and to do the right thing, and our distribution infrastructure in Brooklyn. Vision, which is to exceed the expectations To this end, we responded to Ofgem’s of the people we serve and to make possible Additionally, we launched a customer Framework Consultation, which aims to the energy systems of tomorrow. experience transformation programme to establish the wider methodology of RIIO‑T2, improve the way we interact with customers at and we also engaged customers and other I believe our purpose, vision and values are a number of key touch points, from responding interested parties to discover their objectives powerful tools with which to build trust by to telephone enquiries to processing payments from the new period of regulation. demonstrating our commitment to the societies and setting up new connections. we serve is genuine, not only through provision In January 2018, I was disappointed by of our traditional services, but also by championing We also created a single capital delivery Ofgem’s initial response to our proposal with the kind of change that facilitates progress and function to manage construction of all future regard to connecting Hinkley Seabank (HSB) meaningfully improves lives. major projects for the US electricity, gas and to the electricity network. Ofgem’s response transmission businesses. We anticipate the indicated the regulator is considering ways in Looking ahead new capital delivery function will achieve which to keep returns on investment below a Over the coming year, while continuing to work significant savings by leveraging efficiencies level commensurate with the risk we attach to to improve our safety culture, we will also focus of scale in all areas of construction and the project. We believe this proposal would not on improving our core competencies in terms project management. be in the best interests of consumers or the of operational and customer performance. wider energy sector as it seeks investment in In 2017 we also successfully launched our the future, and we will continue to work with In line with our regulatory strategy, we will work Gas Enablement Programme in Rhode Island Ofgem in the hope of finding a way forward. hard to make sure the outcomes of our rate to optimise the operational performance of filings in the US continue to be successful and our gas business through modernisation of all Exploring new opportunities that our dialogue with Ofgem in the UK ahead aspects of our work, from asset management In April 2017, we established National Grid of RIIO‑T2 is effective. We will also seek to to customer service. The programme will now Ventures to explore growth opportunities recruit and develop talented people throughout be rolled out across all US geographies in in some of the most exciting areas of our the business to help us deliver our strategy which we operate, as we expect it to deliver industry, including solar, battery storage and vision. significant benefits for customers. and interconnectors. As we grow the business, we will embrace UK National Grid Ventures is managing the opportunities to evolve as a purpose-led In the UK, we faced new political and £1.3 billion construction of three interconnectors organisation, while also continuing to play a regulatory pressures, notably on issues such from the UK to Belgium, Norway and France, leadership role within our industry, particularly as affordability and renationalisation, as Sir Peter and is also studying the commercial viability in the area of energy transformation. mentioned on page 9. In response to these of a fourth to Denmark. pressures, we worked hard throughout the year We will also develop both National Grid Ventures to communicate the many ways in which we Additionally, National Grid Ventures is leading and our existing expertise in increasingly create and drive value for customers and society. National Grid’s work to establish partnerships important areas, such as digital technologies, with market leaders in renewable energy, data analytics and artificial intelligence. The speed of progress occurring in our industry for example our partnership with Tesla on was starkly highlighted on 21 April 2017, when a large-scale battery storage project on Thank you Britain had its first working day free of coal the island of Nantucket in the US. I was really proud during the year to be part power generation since the Industrial Revolution. of an organisation, that worked so hard on National Grid Ventures also launched a so many fronts – improving the quality of life Highlights of 2017/18 for National Grid in the Technology and Innovation team to explore of millions of people by providing vital services UK included the start of work to create a legally opportunities to proactively drive value and in an ever more effective way. separate company for the electricity System growth through early stage adoption of Operator and the creation of significant value cutting edge technologies. National Grid faces many challenges, but for consumers through the completion of our performance during the year showcased several other landmark projects that showcased You can read about the exciting work the collective spirit I believe will ensure we our ability to deliver world-class efficiency National Grid Ventures is doing on page 32. go on delivering sustained value for our and innovation. stakeholders and for wider society. People For example, in February 2018, I was honoured National Grid is committed to doing everything Thank you to everyone who worked hard to welcome HRH The Prince of Wales and HRH we can to ensure all members of staff work for National Grid in 2017/18. the Duchess of Cornwall to the opening of the in an environment in which they feel secure ambitious, billion-pound London Power Tunnels and are able to thrive. In 2017/18, in light project. Completed on time and under budget, of widespread news coverage of sexual the London Power Tunnels, which include new harassment in a range of industries, we substations in Highbury and Kensal Green, undertook a fundamental review of our are the most significant investment into the policies on sexual harassment and bullying John Pettigrew UK capital’s electricity transmission system to ensure they are fit for purpose. Chief Executive since the 1960s. We also worked hard throughout the year We also continued to invest in innovation to promote careers that STEM subjects throughout 2017/18, notably in the use of can unlock. As one of the world’s leading cutting-edge robotics for underground engineering companies, we are fortunate to be pipe inspections (page 7). Additionally, we able to help young people from a diverse range developed far-reaching plans to establish of backgrounds kick-start rewarding careers, a strategic rapid charging network across through apprenticeships or other forms of the UK’s motorway system in order to professional training. In 2017/18, for example, facilitate the coming electric vehicle I was delighted we were able to enrol 369 revolution (page 29). people into professional training schemes in the US and the UK. Strategic Report  |  Chief Executive’s review National Grid Annual Report and Accounts 2017/18 11

Our purpose, vision, values and strategy To make sure National Grid is well positioned to respond to changes in our business environment and within the energy industry, we continue to adhere to and promote our purpose, vision, values and strategy. Our purpose Our purpose Our values Having a clear sense of what we stand for as a We know that how we deliver is as important ‘Bring Energy to Life’. company and what it is that binds us all together as what we deliver. If our purpose is the ‘why’, is vitally important. This is what we call our our values are the ‘how’. They help shape our purpose. In simple terms it’s what drives our spirit, attitude and what guides us. We have to Our vision desire to serve our customers and makes us adapt and develop our values to align with the ‘We will exceed the expectations proud about the work we do. expectations of our customers and communities, without losing sight of the things that make us of our customers, shareholders Essentially, ‘Bring Energy to Life’ means getting strong today. and communities today and the heat, light and power that customers rely make possible the energy on to their homes and businesses. But ‘Life’ Our values build on and protect our strong also means supporting the communities that foundations while looking to the future. systems of tomorrow’. we are a part of and live among to support They are aligned to our purpose and help the economic growth and sustainability of our people understand how we expect Our values wider society. to achieve our purpose and vision for our customers and each other. ‘Every day we do the right Our vision thing and find a better way’. Our vision describes how we create value – ‘Do the right thing’ pulls together our not just today, but in the future too. foundational values – keeping each other and the public safe; complying with all the relevant Our strategy The needs of our customers, shareholders and rules, regulations and policies; respecting communities are at the heart of everything we our colleagues, customers and communities; ‘We have three strategic do. So, our vision statement clearly describes and saying what we think and challenging priorities for our business the ambitious challenge we have set ourselves constructively. ‘Find a better way’ challenges – to make sure we deliver value for them us to focus on performance and continuous that will help us achieve every day. improvement for our customers, our our vision: find new ways of shareholders and communities. optimising our operational Our vision also looks to the future, reminding us of the critical role we will play for future performance, look for generations. We continue to see changes in opportunities to grow our our energy system as more renewable and core business, and make decentralised generation is introduced. To be Finding a better way to connect gas relevant in this future, we have to play an active sure National Grid is better It currently takes around three years and role in helping shape the energy landscape, £2 million to connect new gas customers equipped for the future’. and benefiting from what it provides. to the National Transmission System (NTS). For smaller connections, we’re working to halve the cost, and reduce the time to under one year through Project CLoCC (Customer Low Cost Connections). We will deliver these savings in three main ways. Firstly, we’re developing an online gas connections portal to replace the current paper-based process. Customers will be able to generate indicative quotes within seconds, and will benefit from greater transparency on the status of their applications which they will be able to track from start to finish. Secondly, we’ve developed a suite of pre-approved and pre-appraised standardised connection designs, ready to order off the shelf. This will save our customers significant time and money. Finally, we’re looking at ways to optimise commercial arrangements through changes to relevant gas regime governance. An example of this is the work we have done towards removing the absolute requirement for every new NTS exit connection to include a remotely operable valve (ROV) installation. This governance change, which became effective in January 2018, will reduce costs for customers. The project is running under budget and on schedule to complete later in 2018. 12 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Our purpose, vision, values and strategy

Strategic Report Our strategy We are focused on three strategic priorities for our business, which will set the foundations for our future success. These are described below. 1. Find new ways of optimising 2. Look for opportunities to 3. Make sure National Grid is our operational performance grow our core business better equipped for the future Why it’s important Our customers want and need us to To make possible the energy systems We need to future-proof our business be more efficient, so we must find ways of tomorrow requires investment in our against the effects of a changing to improve how we run our business. core and many areas close to our core. energy landscape. The operation of our networks is already affected by changes to the generation mix, while the needs and expectations of our customers are evolving. What this means We have looked at enhancing our We continue to pursue business National Grid Ventures was established productivity and customer experience development opportunities that are in April 2017. National Grid Ventures is through more efficient and customer- close to our core business. In the tasked with creating value and gathering focused processes. Finding new ways of US, we are pursuing opportunities in knowledge through investment in optimising our operational performance electricity and gas transmission. In the adjacent businesses, including will be an important factor in our ability UK, interconnectors will continue to utility-scale projects, distributed energy to compete and grow. It creates the be our focus over the next decade. opportunities and the development of financial capacity and the capability new and evolving technologies. for us to future-proof our business. Associated Operational: safety or environmental Strategic and regulatory: failure to secure satisfactory regulatory agreements; principal risks event; cyber security breach; failure failure to deliver our proposition due to political and economic uncertainty; failure to achieving to predict and respond to significant to adequately anticipate and minimise the adverse impact from disruptive forces our priorities disruption of energy; failure to on our business model. adequately manage data. People: failure to build sufficient capability and leadership capacity required to deliver our vision and strategy. How we measure •• Safety performance •• Regulated asset base growth •• Innovation investment ourselves •• Customer satisfaction scores*** •• Capital investment •• Network reliability*** •• Group RoE •• Greenhouse gas emissions reduction The metrics below underpin all our strategic priorities: contribution of our corporate responsibility work; skills and capabilities; employee engagement; workforce diversity; adjusted EPS; Value Added Performance in 2017/18** 0.10 6% 59.5 £73m Employee lost time injuries Asset growth Adjusted EPS Contribution of our corporate per 100,000 hours worked (2016/17: 5%) (2016/17: 56.9) responsibility work in a 12-month period (2016/17: £9m) (2016/17: 0.10) 12.3% 7.7m £4,251m 35,425 Group RoE Tonnes of CO2 equivalent Capital investment Interactions with young (2016/17: 11.7%) (2016/17: 9.1m) (2016/17: £3,862m)* people on STEM subjects (2016/17: 29.6k) 57.9 77% 24.6% 17.9 % Employee Women in workforce Ethnic minority in workforce p/share engagement index (2016/17: 24.1%) (2016/17: 17.3%) Value Added (2016/17: 77%) (2016/17: 51.6p/share) * Includes investments in joint ventures and associates (excluding St. William). ** For reconciliations between statutory and non-IFRS performance measures see pages 206-214. *** Customer satisfaction and network reliability are not measured at a Group level. See pages 14-17 for the business segment performance. Strategic Report  |  Our purpose, vision, values and strategy National Grid Annual Report and Accounts 2017/18 13

Progress against our strategy The Board uses a range of financial and non-financial metrics, reported periodically, against which we measure Group performance. These metrics are aligned to our three strategic priorities. In addition there are a number of metrics that underpin all our strategic priorities. Metrics that underpin all three strategic priorities Employee engagement index Value Added For the year ended 31 March 2018, adjusted This is a measure of how engaged our Reflects value to shareholders of dividend EPS increased by 2.6 pence to 59.5 pence, employees feel, based on the percentage and growth in National Grid’s assets, net of reflecting a lower number of shares following of favourable responses to certain indicator the growth in overall debt. the return of capital, increased revenue and questions repeated annually in our employee a 39% share of Cadent profits, partly offset engagement survey. Value Added (£bn) by increased costs, including the impact of major US storms. Employee engagement index (%) ��� ��� ��� ��� ��� ��� A target for adjusted EPS is included in the �� �� �� �� incentive mechanisms for certain Executive ���� ���� Directors’ remuneration within the Annual �� ���� ���� Performance Plan (APP). You can find more ���� information in our Directors’ Remuneration Report on pages 63-79. 13/14 14/15 15/16 16/17 17/18 Data not Data not See page 206-214 for reconciliations to available available Value Added per share (pence) our statutory measures. 13/14 14/15 15/16 16/17 17/18 While we have no specific target, our overall Contribution of our corporate We measure employee engagement through aim is to grow Value Added sustainably responsibility work our employee engagement survey. The results over the long term, while maintaining our Working with our communities is important of our 2017/18 survey, which was completed by performance for our other financial KPIs. Value in creating shared value for us as a business, 87% of our employees, have helped us identify Added in the year of £2.0 billion or 57.9 pence the people we serve and the communities specific areas where we are performing well per share was higher than 2016/17 (£1.9 billion where we work. and those areas we need to improve. or 51.6 pence per share), primarily as a result of higher RPI inflation on UK regulated assets We use the London Benchmarking Group This year’s employee engagement score (March 2018 RPI of 3.3%, prior year 3.1%) and measurement framework to provide an overall was 77%. improved US performance. Of the £2.0 billion community investment figure which includes Value Added in 2017/18, £1.3 billion was paid to education (but excludes investment in Workforce diversity shareholders as cash dividends and £0.2 billion university research projects). While we have We measure the percentage of women and as share repurchases, with £0.5 billion retained no specific target, our overall aim is to make ethnic minorities in our workforce. We aim to in the business. sure we are creating shared value through develop and operate a business that has an our social purpose activities. inclusive and diverse culture (see page 37). A target for Value Growth, a derivative of Value Added, is included in the incentive mechanisms Contribution of our corporate Workforce diversity (%) for executive remuneration within the Long responsibility work (£m) Term Performance Plan (LTPP). You can find ���� ���� more information in our Directors’ Remuneration �� Report on pages 63-79. ���� ���� Adjusted EPS Adjusted earnings represents profit for the year attributable to equity shareholders. This excludes exceptional items and Not Not Data not Data not Data not remeasurements (see page 123). Adjusted measured measured � � available available available 13/14 14/15 15/16 16/17 17/18 13/14 14/15 15/16 16/17 17/18 EPS provides a measure of shareholder �o�en return that is comparable over time. �t�nic �inorities In the UK the overall contribution of our Adjusted EPS from continuing operations corporate responsibility work was valued at just During 2017/18, we continued to increase the (pence) over £66 million. This is a significant increase diversity of our workforce and saw an increase on last year due to the donations we have been over the last 12 months of female and minority ���� ���� making through the Warm Homes Fund. In the ���� groups: from 24.1% to 24.6% females (+0.5% ���� US, our contribution was just under £7 million. increase) and from 17.3% to 17.9% minorities This gives a combined Group-wide contribution (+0.6% increase). The two years’ worth of data of just over £73 million. we are showing does not include our UK Gas Distribution workforce. Data prior to 2016/17 would include this data and is no longer being 14/15 15/16 16/17 17/18 shown on the graph. 14 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Progress against our strategy

Strategic Report Find new ways of optimising our operational performance How we assess progress: Our customer satisfaction KPI comprises score for National Grid Ventures. The score i Employee lost time injury frequency rate Ofgem’s UK electricity and gas transmission s the average across National Grid Metering This is the number of employee lost time customer satisfaction scores, the US residential Domestic, National Grid Metering I&C (Industrial injuries per 100,000 hours worked in a Customer Trust Advice survey metric and & Commercial), Grain (LNG Primary Shippers, 12-month period (including fatalities). Our National Grid Ventures’s Net Promoter Score LNG Road Tanker Operators) and Interconnectors. lost time injury frequency rate for the Group metric. This year our UK Gas Transmission We currently do not have a target score. has been 0.10 or lower throughout the year, score was 0.4 points lower than last year. which is consistent with world-class safety We are also measuring NPS in the core UK performance. The below data does not The US metric measures customers’ sentiment business to understand our customers’ views include UK Gas Distribution employees. with National Grid by asking customers their and to introduce a benchmark measure. level of trust in our advice to make good energy We will comment more on this next year. Employee lost time injury frequency rate decisions. The metric, which is tied to the (per 100,000 hours worked) value customers feel they receive from National Network reliability Grid, fell below target primarily due to higher Network reliability is measured separately for ���� customer bills and storm-related outages. each of our business areas. The table below ���� represents our performance across all our ���� ���� ���� NPS measures the willingness of customers networks. Our targets are set out in the table to recommend National Grid to others and is for our UK networks, and are set individually a measure of their loyalty. This is the first year for each of our US jurisdictions. 13/14 14/15 15/16 16/17 17/18 we have reported a customer satisfaction Customer satisfaction Network reliability The table below summarises how we measure customer satisfaction and shows our targets Target or base 16/17 17/18 Performance for each business area. % % % against target UK Electricity Customer satisfaction Transmission T 99.9999 99.999964 99.999984 exceeded UK Gas not Methodology Measure Transmission T 100 99.97500 99.996151 achieved UK RIIO-related metrics Score from US Electricity agreed with Ofgem surveys Transmission B 99.9 99.97 99.953 no target US Customer Trust Score from US Electricity Advice metric survey Distribution B 99.9 99.994 99.995 no target NGV Net Promoter Score from Score (NPS)1 survey Key: T – Target B – No target set, as set individually by each jurisdiction. Accordingly, we set a base and report performance above the base. 16/17 17/18 Target UK Electricity Transmission 7.4 7.7 6.92 UK Gas Transmission 8.0 7.6 6.92 US – Residential3 60.7% 56.6% 57.4% NGV – +34 – 1. NPS is a commonly used tool to measure customer experience. It is an index ranging from -100 to +100. 2. Figures represent our baseline targets set by Ofgem for reward or penalty under RIIO (maximum score is 10). 3. Our US customer satisfaction methodology is the Customer Trust Advice survey metric. The survey specifically focuses on the services we provide for our customers and represents their views of us. Strategic Report  |  Progress against our strategy National Grid Annual Report and Accounts 2017/18 15

Progress against our strategy continued Find new ways Look for opportunities to of optimising our grow our core business operational performance continued We aim to deliver reliability by planning our Climate change How we assess progress: capital investments to meet challenging demand This is a measure of our reduction of Scope Regulated asset base growth and supply patterns, designing and building 1 and Scope 2 greenhouse gas emissions Maintaining efficient growth in our regulated robust networks, having risk-based maintenance of the six primary Kyoto greenhouse gases. assets ensures we are well positioned to and replacement programmes, and detailed Our target is to reduce our greenhouse gas provide consistently high levels of service to our and tested incident response plans. emissions by 45% by 2020, 70% by 2030, customers and increases our revenue allowances and 80% by 2050, compared with our 1990 in future years. It also contributes to our Group We have not met our targets for UK Gas emissions of 21.6 million tonnes. target of 5-7% asset growth each year. Transmission. UK Gas Transmission missed its target as there was cessation to the flow Greenhouse gas emissions (Scope 1 and 2 Total regulated asset base (£m) at one supply point on the NTS on a small (million tonnes of carbon dioxide equivalent)) and regulated asset base growth (%) number of occasions. You can find more information about our UK principal operations ���� ���� ���� ��� ���� ��� ���� on pages 28-29, and our US principal ���� ���� ���� ��� ��� operations on pages 30-31. ��� Group return on equity (RoE) �� ��� We measure our performance in generating ��� �� �� �� value for our shareholders by dividing our ��� ��� annual return by our equity base. This 13/14 14/15 15/16 16/17 16/17 17/18 13/14 14/15 15/16 16/17 17/18 represented calculation provides a measure of the Re�ulated asset �ase �ro�t� performance of the whole Group compared reduction a�ainst 1��0 �aseline with the amounts invested by the Group in In total, our UK RAV and US rate base assets attributable to equity shareholders. Our Scope 1 greenhouse gas emissions for increased by £0.2 billion (0.6%) in the year to 2017/18 equate to 4.8 million tonnes of carbon £33.8 billion. This reflects the continued high Group RoE (%) dioxide equivalent (2016/17: 5.8 million tonnes) levels of investment in our networks in both the and our Scope 2 emissions (including electricity UK and US, offset by the impact of the weaker ���� ���� ���� ���� ���� line losses) equate to 2.9 million tonnes (2016/17: US dollar. Excluding the impact of FX, growth 3.4 million tonnes); combined this is a 65% was 5.7%. Following the sale of a 61% interest reduction against our 1990 baseline. These in the UK Gas Distribution business on figures now include line losses, but exclude UK 31 March 2017, the Group’s total RAV and rate Gas Distribution. These are equivalent to an base for 2016/17 decreased to £33.6 billion intensity of around 505 tonnes per £1 million (from £42.6 billion), as shown above. of revenue (2016/17: 424). Capital investment 13/14 14/15 15/16 16/17 17/18 Our Scope 3 emissions for 2017/18 were ‘Capital investment’ and ‘investment’ refer 31.9 million tonnes (2016/17: 34 million tonnes). to additions to plant, property and equipment, Group RoE increased during the year to and intangible assets, and contributions to 12.3%, from 11.7% in 2016/17. The UK We measure and report in accordance joint ventures and associates, other than the regulated businesses delivered a solid with the World Resources Institute and World St William Property Limited joint venture operational return of 12.1% in aggregate Business Council on Sustainable Development during the year. St William Property Limited (2016/17: 13.1%), including an assumption Greenhouse Gas Protocol. 100% of our Scope is excluded based on the nature of this joint of 3% long-run average RPI inflation. 1 and 2 emissions and 92% of our Scope 3 venture arrangement. The US operational return of 8.9% was up emissions are independently assured against on last year’s 8.2%, as the US business ISO 14064-3 Greenhouse Gas assurance Capital investment (continuing operations (£m)) delivered a 20% increase in underlying protocol. This statement, along with more operating profit (at constant currency), information about our wider sustainability �� reflecting increased revenues from new activities and performance can be found ����� ����� rate plans in MECO, KEDNY and KEDLI. in the ‘responsible business’ section of ����� our website www.nationalgrid.com. ����� ����� A target for Group RoE is included in the incentive mechanisms for certain Executive Reporting disclosure of our Scope 1, 2 Directors’ remuneration within both the APP and 3 emissions is part of the Task Force on and the Long Term Performance Plan LTPP. Climate-related Financial Disclosures (TCFD) 13/14 14/15 15/16 16/17 17/18 You can find more information in our Directors’ recommendations. You can read more remuneration on pages 63-79. about TCFD on page 192. Capital investment increased in the year by £389 million (10%). Increased investment in our US Regulated business, higher spend on UK gas pipelines, and increased investment in our interconnector projects were partly offset by an unfavourable exchange rate impact of £145 million. 16 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Progress against our strategy

Strategic Report Make sure National Grid is better equipped for the future Performance highlights How we assess progress: Our Gas Transmission projects have included Innovation using light detection and ranging to carry out We are in the midst of an energy revolution aerial inspections of our pipeline; 3D printing with the economic landscape, developments to allow an asset to be repaired rather than 57.9 p/share in technology, evolving business models replaced; and artificial intelligence to more Value Added and consumer behaviour all changing at efficiently identify and mitigate corrosion (2016/17: 51.6p/share) an unprecedented rate. issues across the network. We are focusing our innovation activities on In the US, we are pre-approved to construct four value themes: up to 20 MW of photovoltaic (PV) facilities in 6% Managing assets – looking for innovative Massachusetts as part of our ‘Solar Phase II’ Growth in our total assets ways to manage the life of our assets. The programme. These sites are designed with (2016/17: 5%) better we understand what affects them, the advanced grid interactive control features, better we can maintain them at the lowest beyond what typical PV facilities are required cost and least disruption to our customers. to provide. We are also engaged with Electric Efficient build – finding ways to reduce Power Research Institute (EPRI) on distributed 12.3 % the cost of building new infrastructure, such energy resources integration, energy storage, Group Return on Equity (RoE) as improving the design of the network and asset management, system operations, (2016/17: 11.7%) trialling equipment that can be used more information and communication technology, flexibly, as well as looking at ways to improve and system planning. the design of the network. Service delivery – we are exploring new Lessons learned from the Worcester Smart 77% ways to provide value for our customers and Energy Solutions pilot in Massachusetts and Employee engagement index consumers as the energy system evolves. the Volt VAR Optimization and Conservation (2016/17: 77%) By understanding the present and future Voltage Reduction pilot in Rhode Island, have expectations of our customers and helped shape larger scale grid modernisation stakeholders, we can develop the right proposals in each of our jurisdictions. kind of products and services. Corporate responsibility – we are constantly Skills and capabilities researching and developing safer working We support developing the skills and practices, including using materials with less capabilities of young people through skills- potential to cause harm to the environment. sharing employee volunteering, especially in science, technology, engineering and Investment in research and development mathematics (STEM) subjects, because it during the year for the Group was £13 million supports our future talent recruitment and our (2016/17: £14 million; 2015/16: £19 million). desire to see young people gain meaningful On pages 204-205, you can read more about employment. While we have no specific target, some of the innovation work we have been our aim is to encourage many young people progressing during 2017/18. to get involved in STEM subjects. For example, in the UK, we have signed Skills and capabilities (Interactions) a £40 million innovation partnership with Siemens to research and develop the ������ use of gas-insulated lines on the electricity ������ transmission network. Within this partnership, we also plan to develop an alternative SF6 free insulating gas mixture that has less than ������ 0.05% of the global warming impact of SF6. On Deeside, we are converting an existing Data not Data not available available substation into a trial facility to test new 13/14 14/15 15/16 16/17 17/18 technologies off network. It will be the first facility in Europe where assets can be tested around the clock. We measure quality (>1 hour) interactions with young people on STEM subjects. In the UK, in Power Potential is a £9.5 million System 2017/18, we have had 2,699 interactions with Operator project in collaboration with UK young people on STEM subjects, and 32,726 Power Networks. £8.0 million of the project is interactions in the US. Overall we have seen a funded through the 2016 Network Innovation total of 35,425 interactions with young people Competition (NIC). The project aims to create on STEM, an increase of 5,834. The 2017/18 a regional reactive power market for distributed data excludes UK Gas Distribution. All figures energy resources and generate additional prior to 2017/18 include UK Gas Distribution. capacity on the network. Strategic Report  |  Progress against our strategy National Grid Annual Report and Accounts 2017/18 17

Internal control and risk management The Board is committed to protecting and enhancing our reputation and assets, while safeguarding the interests of our shareholders. Top down, bottom up assessment Managing our risks to pay fair compensation for the Company’s Risk management activities take place National Grid is exposed to a variety of property which will be determined at the time, through all levels of our organisation. uncertainties that could have a material adverse and which could be calculated in a number of Through a ‘top down, bottom up’ effect on the Group’s financial condition, our different ways. We have canvassed a wide range approach, all business areas identify the operational results, our reputation, and the of stakeholders including government officials, main risks to our business model and value and liquidity of our shares. consumers and members of the public to to achieving their business objectives. understand the impact of renationalisation Each risk is assessed by considering The Board oversees the Company’s risk on certain stakeholder groups. the financial and reputational impacts, management and internal control systems. and how likely the risk is to materialise. The business area identifies and As part of this role, the Board sets and In addition to the issues above, senior leaders implements actions to manage and monitors the amount of risk the Company and the Board have also considered certain monitor the risks. The risks and actions is prepared to seek or accept in pursuing aspects of the principal risks in more detail, identified are collated in risk registers our strategic objectives (our risk appetite). including cyber security, emerging technology, and reported at functional and regional The Board assesses the Company’s principal compliance with new General Data Protection levels of the Company quarterly. The risks and monitors the risk management Regulation, asset safety, US tax reform, most significant risks for the UK and US process through risk review and challenge and Ofgem’s ‘minded to’ consultation on businesses are highlighted in regional sessions twice a year. the delivery model for a project to connect risk profiles and reported to the Group Executive Committee and the Board the Hinkley Point C power station to the twice a year. In addition to these Risk management process electricity network. reports, the Group Executive Overall risk strategy, policy and process are set Committee and the Board may also at the Group-level with implementation owned The principal risks are tested annually to identify and assess principal risks. by the business. Our enterprise risk management establish the impact of the risks on the Group’s These risks and any associated process provides a framework through which ability to continue operating and to meet its management actions are cascaded we can consistently identify, assess and prioritise, liabilities over the assessment period. We test through the organisation as manage, monitor and report risks. The process the impact of these risks on a reasonable worst appropriate. is designed to support the delivery of our vision case basis, alone and in clusters, over a five-year and strategy, described on pages 12-13. assessment period. This work informs the viability statement (see page 26). The Board, Our corporate risk profile contains the principal Executive Committee and other leadership risks that the Board considers to be the main teams discuss the results of the annual testing uncertainties currently facing the Group as we of our principal risks at the end of the year. endeavour to achieve our strategic objectives. These top risks are agreed through discussions Changes during the year of the Group’s risk profile with the Executive This year, a reassessment of the Company’s Committee and the Board. The risks are principal risks and approach to risk appetite reported and debated with the Group Executive was undertaken by the Executive Committee Committee and Board every six months. and the Board. The purpose of the assessment was to validate that we have identified the right A broad range of factors are considered when risks in view of our strategy, priorities, and determining what our principal risks should changing external environment, to identify be. Brexit is not currently one of our principal potential new or emerging risks, and to develop risks but the implications continue to be kept a risk appetite framework that will aid better under review, especially in relation to our decision-making within the business. access to energy markets and the impacts on interconnector revenues and costs. For the The output from these workshops resulted in past 12 months, our Brexit working group has two new principal risks: ‘Failure to predict and been assessing these issues and has devised respond to a significant disruption of energy scenarios to cover the likely outcomes. Based that adversely impacts our customers and/or on the worst case scenario (‘no deal’ on free the public’ and ‘Failure to deliver any one of trade), we have determined that the risk of our customer, investor and wider stakeholder increased costs of tariffs and any possibility that propositions due to increased political and our partners might be compelled to ‘switch off’ economic uncertainty’. One risk was removed the interconnectors is low. Throughout the year, from the list of principal risks and several we have been engaged with our customers have been reworded and/or consolidated and stakeholders, especially with our to better reflect the current meaning of the regulators, as we seek to inform them of the risk. The principal risks are presented in the Brexit outcome we believe would be in the table opposite. best interests of consumers. The workshops also resulted in changes The Board has also considered the potential to our risk appetite framework, including an for renationalisation of energy supply networks update to the categories in view of current by the UK Labour Party. Should the UK Labour priorities and the determination of the risk Party come into power, the timing and routes appetite position for each risk appetite category. for energy supply network renationalisation A system of classification of risks into categories generally are currently uncertain, and therefore (Operational, Strategic, Regulatory, People and the impact upon National Grid plc remains Financial) has been implemented in accordance unclear. Renationalisation options we have with the revised risk appetite framework. Risk considered have included acquisition of the categories help to distinguish the management listed plc, the UK business, the transfer of approach to mitigation. During this coming transmission assets to ‘regional communities’ year, we will embed the new framework and regulatory change. The Government has within the organisation. 18 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Internal control and risk management

Strategic Report Our principal risks and uncertainties operations in our industry, and financial risks, which exist Accepting that it is not possible to identify, anticipate or because of our financing activities. Our principal risks, and eliminate every risk that may arise, and that risk is an inherent a summary of actions taken by management, are provided part of doing business, our risk management process in the table below. We have provided an overview of the aims to provide reasonable assurance that we understand, key inherent risks we face on pages 193-196, as well monitor and manage the main uncertainties that we face in as our key financial risks, which are incorporated within delivering our objectives. This includes considering inherent note 30 to our consolidated financial statements on risks, which exist because of the nature of day-to-day pages 158-164. Operational risks Operational risks relate to the risk of losses resulting from inadequate or failed internal processes, people and systems, or due to external events. These risks normally fall within our low risk appetite level as there is no strategic benefit from accepting the risk and accepting the risk is not in line with our vision and values. Our operational principal risks have a low likelihood of occurring, but have a high level of impact should the event occur without effective prevention and mitigation controls. The risk owners, executive leaders, and their teams develop and monitor actions to control the risks. Operational risks are managed through policy, standards, and procedure-based controls, active prevention and monitoring. The operational risks link to our strategic priority of ‘Find new ways of optimising our operational performance’. Principal risk assessment included reasonable worst case scenario testing – i.e. gas transmission pipeline failure, loss of licence to operate, cyber security attack – and the financial and reputation impact should a single risk or multiple risks materialise. External events over this past year – the extreme weather events, the WannaCry cyber security attack, new data privacy legislation – were considered in the assessment and testing, as well as in the development of mitigation actions. Please also refer to page 192 for the discussion of climate-related influences on risk management. Risks Actions taken by management Catastrophic asset failure results in a significant safety and/or We continue to commit significant resources and financial environmental event. investment to maintain the integrity and security of our assets Risk trend: and data. This year, we have continued to focus on risk mitigation actions designed to reduce the risk and help meet our business objectives. Monitoring action status has been incorporated into Major cyber security breach of business, operational technology various business processes and senior leadership meetings. and/or critical national infrastructure (CNI) systems/data. Examples of actions include: Risk trend: •• Our Group-wide process safety management system is in place to make sure a robust and consistent framework of risk Failure to predict and respond to a significant disruption of energy management exists across our higher hazard asset portfolio. that adversely affects our customers and/or the public. •• We have implemented asset management and data management standards with supporting guidelines to provide Risk trend: clarity around what is expected, with a strong focus on what we need in place to keep us safe, secure and legally compliant. Failure to adequately identify, collect, use and keep private the In support of this, we developed a capability framework to make physical and digital data required to support Company operations sure our people have the appropriate skills and expertise to and future growth. meet the performance requirements in these standards. Risk trend: •• We continually invest in strategies that are commensurate with the changing nature of the security landscape. This includes collaborative working with the Department for Business, Energy and Industrial Strategy (BEIS) and the Centre for Protection of National Infrastructure (CPNI) on key cyber risks, as well as development of an enhanced CNI security strategy; and our involvement in the US with developing the National Institute of Standards and Technology Cyberspace Security Framework. •• Business continuity and emergency plans are in place and practised to ensure we quickly and effectively respond to a variety of incidents – storms, physical and cyber-related attacks, environmental incidents and asset failures. •• We have a mature insurance strategy that uses a mix of self-insurance, captives and direct (re)insurance placements. This provides some financial protection in respect of property damage, business interruption and liability risks. Strategic Report  |  Internal control and risk management National Grid Annual Report and Accounts 2017/18 19

Internal control and risk management continued Strategic and Strategic risk is the risk of failing to achieve the Company’s overall strategic business plans and objectives, as well as failing to have the regulatory risks ‘right’ strategic plan. We voluntarily accept some risk so we can generate the desired returns from our strategy. Management of strategic risks focuses on reducing the probability that the assumed risk would materialise, and improving the Company’s ability to effectively respond to the risk should it occur. The risk owners, executive leaders, and their teams develop and monitor actions to control the risks. These risks link to our strategic priorities of ‘look for opportunities to grow our core business’ and ‘make sure National Grid is better equipped for the future’. The political climate and policy decisions of our regulators this past year were key considerations in assessing our risks. Risks Actions taken by management Failure to influence future energy policy and secure satisfactory In both the UK and the US, we strive to maintain a good regulatory agreements. understanding of the regulatory agenda and emerging issues, Risk trend: so that robust, public interest aligned responses can be selected and developed in good time. Our reputation as a competent operator of important national infrastructure is critical to our ability Failure to deliver our customer, stakeholder and investor proposition to do this. We have plans and governance structures in place to due to increased political and economic uncertainty. address specific issues such as RIIO-T2 and US rate case filings Risk trend: and continuously work to foster open and effective relationships with our regulators and other stakeholders. Failure to adequately anticipate and minimise the adverse impact from disruptive forces such as technology and innovation on our Processes and resources are in place to review, undertake business model. due diligence and progress new investment opportunities, dispose of existing businesses, and identify and execute on opportunities Risk trend: that provide organic growth. These processes, along with twice-yearly National Grid Board strategy offsite discussions, are reviewed regularly to ensure they continue to support our short and long-term strategy. We regularly monitor and analyse market conditions, competitors and their potential strategies, the advancement and proliferation of new energy technologies, and the performance of our Group portfolio. We created the Group Technology and Innovation team to develop our strategy with regards to new technology, to monitor disruptive technology and business model trends, and to act as a bridge for emerging technology into the core regulated businesses and business development teams. In addition, the partnership with Energy Impact Partners was established in 2015 to gain exposure to emerging start-up companies. The new National Grid Ventures function will further the focus on new strategies, business development and technology and innovation. People It is through the high-quality work of our employees that we will achieve our vision, respond to the changing needs of our stakeholders and create a competitive advantage. Obtaining and fostering an engaged and talented team that has the knowledge, training, skills and experience to deliver our strategic objectives is vital to our success. We must attract, integrate and retain the talent we need at all levels of the business. Risks Actions taken by management Failure to build sufficient capability and leadership capacity Strategic workforce planning has been embedded in our US and (including effective succession planning) required to deliver UK organisations. This process helps to effectively inform financial our vision and strategy. and business planning, as well as human resourcing needs. Risk trend: Our entry-level talent development schemes (graduate training and apprenticeships) are a potential source of competitive advantage in the market place. We are involved in a number of initiatives to help secure the future engineering talent required, including the UK annual residential work experience week and the US Pipeline and Graduate Development Programmes. The rigour of our succession planning and development planning process has been improved over the year, particularly at senior levels, and is now being applied deeper into the organisation. Our Strategic Talent Acquisition team now includes internal executive search capability and market mapping of critical roles. Ongoing attention is required in relation to the ethnic diversity of our management population. There are multiple activities under way to drive this agenda, including ‘blind’ talent and selection processes, development interventions and a global review of our inclusion and diversity strategy and resources. Financial risks While all risks have a financial liability, financial risks are those which directly relate to financial controls and performance. Financial risk management is a critical process used to make investment decisions and aims to maximise investment returns and earnings for a given level of risk. Our key financial risks, which are incorporated within the notes to our consolidated financial statements, are described in note 30 to our financial statements on pages 159-164. 20 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Internal control and risk management

Strategic Report Our internal control process Fostering a culture of integrity is an important Internal control over financial reporting We have a number of processes to support our element of our risk management and internal The periodic Sarbanes-Oxley (SOX) Act reports internal control environment. These processes controls system. National Grid’s values: ‘do the on management’s opinion on the effectiveness are managed by dedicated specialist teams, right thing’ and ‘find a better way’ provide a of internal control over financial reporting are including: risk management; ethics and framework for reporting business conduct received by the Board in advance of the half and compliance management; corporate audit and issues, educating employees and promoting full year results. They concern the Group-wide internal controls; and safety, environment and a culture of integrity at all levels of the business. programme to comply with the requirements health. Oversight of these activities is provided We have policies and procedures in place to of s404 of the SOX Act and are received through regular review and reporting to the communicate behaviour expected from directly from the Group Controls Team; and appropriate Board committees, as described employees and third parties, and to prevent through the Executive and Audit Committees. in the Corporate Governance section on and investigate fraud and bribery and other A programme is currently under way to identify pages 41-79. business conduct issues. We monitor and and implement process improvements and address business conduct issues through best practices. Monitoring internal control is conducted several means, including a bi-annual review through established boards and committees at by the Audit Committee. We have specific internal mechanisms that different levels of the organisation. Deficiencies govern the financial reporting process and the are reported and corrected at the appropriate Overall compliance strategy, policy and preparation of the Annual Report and Accounts. entity-level. The most significant risk and frameworks are set at the Group-level with Our financial controls guidance sets out the internal controls issues are monitored at the implementation owned by the business. fundamentals of internal control over financial Senior Executive and Board level. The Audit The business is responsible for identifying reporting, which are applied across the Committee is responsible for keeping under compliance issues, continuous monitoring, Company. Our financial processes include a review and reporting to the Board on and developing actions to improve compliance range of system, transactional and management effectiveness of reporting, internal control performance. We monitor and address oversight controls. In addition, our businesses policies, compliance with Sarbanes-Oxley, compliance issues, through several means prepare detailed monthly management reports UK Bribery Act legislation, appropriateness including reviews at US and UK leadership that include analysis of their results, along with of financial disclosures and procedures for meetings and a bi-annual review by the comparisons to relevant budgets, forecasts risk and compliance management, business Audit Committee. and prior year results. These are presented conduct, and internal audit. The Board is also to, and reviewed by, senior management kept informed of issues by the Group Executive A feature of our internal controls system is within our Finance function. Committee, sub-committees of the Board our three lines of defence model. This model through verbal and written reports, the CEO is a way of explaining the relationship between These reviews are supplemented by quarterly updates, and the legal updates from the Group functions and how responsibilities for risk and performance reviews, attended by the CEO and General Counsel and Company Secretary. controls are allocated and monitored. Each Finance Director. The reviews consider historical ‘Deep dive’ sessions are conducted on business function owns and is responsible for results and expected future performance significant risk issues throughout the year. managing its own particular risk and controls and involve senior management from both (the first line of defence). Central management operational and financial areas of the business. Reviewing the effectiveness of our teams (the second line of defence) act as an Each month, the Finance Director presents a internal control and risk management advisory function on implementing the principal consolidated financial report to the Board. The Board continually monitors and assesses risk assessments and actions taken to mitigate the effectiveness of our internal control systems and manage those risks. Our internal audit As part of our assessment of financial controls and risk management processes covering all function then audits selected controls to provide in previous years, we identified a number of material systems, including financial, operational independent assessments of the effectiveness deficiencies in our financial control framework. and compliance controls, to make sure they of our risk management and internal control We are making progress in remediating these remain robust. The latest review covered the systems (the third line of defence). deficiencies. For more information, including financial year to 31 March 2018 and the period reporting, see the report of the Audit to the approval of this Annual Report and The Certificate of Assurance (CoA) from the CEO Committee on page 49. Accounts. In this review, the Board considered to the Board provides overall assurance around the effectiveness of areas such as the control the effectiveness of our risk management and environment, risk management and internal internal controls systems. The CoA process control activities, including those described operates via a cascade system and takes place below. It noted that no material weaknesses annually in support of the Company’s full year had been identified by the review and results. The Audit Committee considers the confirmed that it was satisfied the systems CoA and provides a recommendation to the and processes were functioning effectively. Board in support of its review. Strategic Report  |  Internal control and risk management National Grid Annual Report and Accounts 2017/18 21

Financial review We delivered a strong financial performance this year, driven by increased US revenues. We completed our £4 billion return of capital and funded increased investment while maintaining a healthy balance sheet. This section How we create value for our shareholders We are a long-term asset-backed business. The diagram below illustrates how our regulated We explain how we create value businesses create financial value over time in the UK and US. for our shareholders and provide commentary on our key financial performance metrics. For details on how we define our alternative performance measures Revenue Cash ﬂows Investment and regulatory performance measures, and proﬁts refer to pages 206-214. More detailed analysis is located in The vast majority of Our ability to convert We invest efﬁciently in the Financial Statements as follows: our revenues are set revenue to proﬁt and cash our networks to deliver Consolidated income statement: in accordance with our is important. By managing strong and sustainable page 96. regulatory agreements our operations efﬁciently, growth in our regulated (see pages 186-191), safely and for the long term, asset base over the Principal operations by segment: and are calculated based we are able to generate long term. page 111. on a number of factors strong sustainable cash including investment ﬂows to ﬁnance returns We continually assess, Statement of financial position: in network assets; through dividends, and also monitor and challenge page 100. performance against to provide funds for growth. investment decisions Consolidated cash flow statement: incentives; allowed so we can continue to pages 102-103. returns on equity and deliver safe, reliable, and cost of debt; and cost-effective networks. Borrowings: page 141. customer satisfaction. Commentary on UK and US regulation: pages 186-191. In addition to our regulated operations we own a UK metering business generating income primarily through meter rentals. We also own a diverse and growing portfolio of commercial energy Commentary on our financial performance and position for the year businesses operating in competitive markets across the UK and US. These include our Grain LNG ended 31 March 2017 compared with terminal and electricity interconnectors between the UK and continental Europe, and between the 31 March 2016: pages 215-216. US and Canada. These are generally electricity and gas infrastructure assets with a low risk profile and stable cash flows, underpinned by long-term contracts or regulatory arrangements. We also own a property business, developing and selling surplus land in our portfolio. Capital investment: In order to deliver this value, we: Additions to property, plant and • aim to operate within our regulatory frameworks as efficiently and compliantly as possible; equipment, plus contributions to JVs • perform well against our regulatory incentives, in order to deliver customer benefits and and associates, other than the St good returns; William property JV (contributions to St William are linked to property • manage our cashflow requirements and secure low cost funding; and site transfers). • maintain a disciplined approach to investment in our networks. Our financial performance explained Regulated asset base: In addition to our statutory reporting under IFRS, we believe it is helpful to report a range of alternative performance measures (or non-IFRS measures), and regulatory performance When considering the size of our asset measures, as summarised below. base, we reference our regulated asset base. This represents a measure by our regulators of the invested capital Profitability and earnings from the continuing business on which we are authorised to earn Adjusted results, also referred to as ‘headline’ results: These exclude the impact of a cash return, and includes our exceptional items and remeasurements that are treated as discrete transactions under IFRS and regulatory asset value in the UK, can accordingly be classified as such. This is a measure used by management that forms part plus our rate base in the US. of the incentive target set annually for remunerating certain Executive Directors. Further details of these items are included in Note 4 to the financial statements. Underlying results: Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). For 2017/18, our underlying results exclude £104 million of timing differences, as well as £142 million of storm costs (which are significant in aggregate this year) where we expect to recover the bulk of the costs incurred through regulatory mechanisms in the US. Prior period pro forma including Cadent overlay: To aid comparability with prior years, we show an estimate of adjusted and underlying results and earnings for the continuing business in 2016/17 and 2015/16, including an estimated contribution from our 39% interest in UK Gas Distribution (now Cadent). 22 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Financial review

Strategic Report Profitability and earnings The table below shows our Group profit after tax and earnings per share for the year to 31 March 2018. Results from continuing operations – at actual exchange rates Group profit after tax from Earnings per share from continuing operations continuing operations 2017/18 2016/17% 2017/18 2016/17% £m £m change pence pence change Statutory profit after tax 3,592 1,810 98% 103.8 48.1 116% adjust for: exceptional items and remeasurements (1,531) 331 (44.3) 8.8 Adjusted profit after tax 2,061 2,141 (4)% 59.5 56.9 5% adjust for: timing (62) (279) (1.7) (7.4) adjust for: major storms 91 – 2.6 – Underlying profit after tax 2,090 1,862 12% 60.4 49.5 22% adjust for: Cadent overlay – 167 – 9.1 Underlying profit after tax (pro forma) 2,090 2,029 3% 60.4 58.6 3% On a statutory basis, Group profit after tax from continuing operations was £3,592 million and EPS was 103.8p. Exceptional items and remeasurements principally reflected a £1,510 million tax credit arising from the reduction in the US tax rate, financial derivative remeasurement gains of £119 million pre-tax, and a net £103 million charge arising from our retained investment in Quadgas HoldCo Limited. Adjusted profit after tax (excluding exceptional items and remeasurements) of £2,061 million included £62 million, relating to timing offset by £(91) million as a result of major storms. On an underlying basis, Group profit after tax was £2,090 million, up £61 million (3%) and earnings per share were 60.4p up 1.8p (3%) compared to prior year pro forma (including Cadent overlay). Revenues increased as a result of new US rate plans in New York and Massachusetts, partly offset by lower UK transmission income, reflecting the return of efficiencies and lower delivered outputs. Costs (excluding pass-through costs) were higher, partly as a result of increased workload and additional depreciation related to asset growth. The weaker dollar in 2017/18 reduced operating profit compared to last year. Net financing costs were lower, with higher interest on inflation-linked debt, offset by gains on disposals of financial investments. Tax was lower compared to 2016/17 partly as a result of decreases in both UK and US tax rates. Financial position and capital investment During 2017/18 our net assets under IFRS decreased from £20.4 billion to £18.8 billion, reflecting the £4.0 billion distribution to shareholders, relating to last year’s disposal of our UK Gas Distribution business and the impact of the weaker dollar. This was partly offset by pension gains, and the reduction in deferred tax liabilities due to the reduction in the US federal tax rate, and retained profits in the year, further details of which can be found on page 115. The Group’s net assets under IFRS, excluding net debt of £23 billion, were £41.9 billion (2017: £39.7 billion excluding net debt of £19 billion). To help readers’ assessment of the financial position of the Group, the table below shows an aggregated position for Group, as viewed through a regulatory perspective. The measures included in the table below are calculated in part from financial information used to derive measures sent to and used by our regulators in the UK and US, and accordingly inform certain of the Group’s regulatory performance measures, but are not derived from, and cannot be reconciled to, IFRS. There are certain significant assets and liabilities included in our IFRS balance sheet, but which are treated differently in the analysis below, and to which we draw readers’ attention. These include the £1.5 billion reduction in IFRS deferred tax liabilities we have recognised in relation to US tax reform this year, which, from a regulatory perspective remains as a future obligation. In addition, under IFRS we recognise liabilities in respect of US environmental remediation costs, and pension and OPEB costs. For regulatory purposes, these are not shown as obligations because we are entitled to full recovery of costs through our existing rate plans. Regulatory IOUs which reflect refunds due to customers in future periods are treated within this table as obligations but do not qualify for recognition as liabilities under IFRS. Asset growth: rate base, RAV and other invested capital At actual exchange rates At constant currency 2018 2017* % 2017/18 2016/17* % Year ended 31 March £m £m change £m £m change UK Electricity Transmission RAV 13,045 12,479 5% 13,045 12,479 5% UK Gas Transmission RAV 6,014 5,755 5% 6,014 5,755 5% US rate base 14,762 15,398 -4% 14,762 13,751 7% National Grid Ventures and Other business invested capital 2,167 2,055 5% 2,167 1,984 9% Total 35,988 35,687 1% 35,988 33,969 6% UK other regulated assets/liabilities (519) (479) (519) (479) US other regulated assets/liabilities 1,921 1,665 1,921 1,487 Other assets and liabilities (343) (241) (343) (260) Total Group regulated and other assets 37,047 36,632 37,047 34,717 * Re-presented for opening balance adjustments following the completion of the UK regulatory reporting pack process in 2017. The UK RAV increased by £0.8 billion, reflecting significant capital expenditure, together with inflation. RPI inflation at 3.3% (April to March) was slightly above our 3% long-term expectation. UK RAV growth also included capitalised efficiencies or ‘performance RAV’ of £67 million this year. Other UK regulated assets and liabilities principally comprise regulatory IOUs, arising from timing (including totex timing adjustments) and output- related allowance changes, which are expected to be recovered from or refunded to customers in future periods. Excluding foreign exchange impact, Strategic Report  |  Financial review National Grid Annual Report and Accounts 2017/18 23

Financial review continued US rate base increased by £1.0 billion (7%) reflecting the step up in US investment, which was 15% higher than in 2016/17. In total, our UK RAV and US rate base increased by £0.2 billion, net of a £1.6 billion reduction due to foreign exchange movements decreasing the rate base reported in sterling. Excluding foreign exchange our UK RAV and US rate base increased by £1.8 billion (6%) in the year to £33.8 billion. The increase reflects the continued high levels of investment in our networks in both the UK and US. US other regulated assets and liabilities principally comprise assets in the course of construction Net debt: (which will transfer to rate base once commissioned), timing balances and other cost or revenue deferrals, which are expected to be recovered or refunded in future periods. National Grid Net debt is the aggregate of cash Ventures and other business-invested capital comprises the assets and liabilities of the operating and cash equivalents, current financial businesses within National Grid Ventures and Other activities. Other assets and liabilities includes and other investments, and derivatives our interest in the RAV of Cadent after taking account of debt within the holding structure. (excluding commodity contract derivatives and the fair value of a put option to dispose of a 14% interest in Capital investment Cadent) as defined in note 27 to the For the year ended 31 March 2018, investment of £4,251 million was £389 million higher than last financial statements. year, principally driven by increased investment in our US regulated businesses including higher levels of gas mains replacement. Investment in National Grid Ventures also increased as we Adjusted net debt is principally adjusted continue to construct the Nemo Link, our second French interconnector and the North Sea Link. for pension deficits and hybrid debt instruments. For a full reconciliation Net debt, cash flow and credit metrics see page 211. During the year we continued to borrow to fund growth in the business. The level of net debt remains appropriate for the size of our business. RCF/adjusted net debt: Net debt and RCF to adjusted net debt metrics A key measure we use to monitor financial discipline is retained cash 2018 2017 % change flow divided by adjusted net debt. Net debt (£m) 23,002 19,274 (19)% We monitor this metric carefully as Adjusted net debt (£m) 22,777 20,290 (12)% it is a key element of the information used by rating agencies to assess Retained cash flow (£m) 2,199 3,020 (27)% our creditworthiness. See page 211. RCF/adjusted net debt* 9.7% 14.9% (520) bps * RCF/net debt calculated including scrip share buyback costs. Value Added: During 2017/18, net debt increased by £3.7 billion. This was driven by the return of capital related Our dividend is an important part of returns to shareholders along with to the UK Gas Distribution disposal (£4.0 billion), outflows from interest, ordinary dividends, tax and growth in the value of the asset base other financing flows of £2.2 billion and payments related to discontinued operations of £0.2 billion. attributable to equity investors, net of These were partly offset by cash inflows from operations (net of cash capital investment) of the overall growth in debt. These are £0.8 billion and other non-cash movements such as foreign exchange and accretion of interest reflected in the Value Added metric reducing net debt by £1.9 billion. used to measure our performance, and that underpins our approach RCF/adjusted net debt (after deducting scrip buyback costs) was 9.7% for the year (2016/17: to sustainable decision-making and 14.9%; 2015/16: 10.5%). The RCF/adjusted net debt metric in 2016/17 was significantly improved long-term incentive arrangements. by the disposal of our UK Gas Distribution business on 31 March 2017, which reduced closing net debt by £10 billion. Our long-term target for RCF/adjusted net debt is to exceed 9.0%, which is consistent with the A3 rating threshold used by Moody’s, the rating agency. We additionally monitor interest cover, which is a measure of the cash flows we generate compared with the net interest cost of servicing our borrowings. Interest cover for the year was 4.4 times (2016/17: 5.0 times; 2015/16: 5.5 times). Our long-term target is to maintain interest cover in excess of 3.0 times. Other regulatory performance measures Value Added Value Added in the year was £2.0 billion or 57.9 pence per share as set out below: Year ended 31 March 2018 2017 change £bn £bn £bn Total Group regulated and other assets1 37.0 34.7 +2.3 Net debt1,2 (23.0) (21.2) -1.8 Dividend paid3 +1.3 Share buyback3 +0.2 Value Added – 2017/18 +2.0 1. 2016/17 values presented on a constant currency basis using a closing exchange rate of $1.40:£1. 2. Net debt at 31 March 2017 adjusted to reflect £4 billion relating to the return of capital following the disposal of our UK Gas Distribution business. 3. Excludes special dividend and share buy back associated with return of capital post UK Gas Distribution sale. Year ended 31 March (pence) 2018 2017 change % change Value Added per share 57.9 51.6 6.3 12% Value Added in the year was higher than 2016/17 principally as a result of improved underlying profits in our US business and higher inflation on our UK regulated assets. Of the £2.0 billion Value Added in 2017/18, £1,316 million was paid to shareholders as cash dividends and £178 million as scrip repurchases (offsetting the scrip issuance during the year), with £510 million retained in the business. 24 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Financial review

Strategic Report Returns on equity (RoE) Dividend per share (pence) We measure our performance in generating and dividend per share growth (%) value for our shareholders by dividing our ����� ����� annual return by our equity base. ����� ����� ����� 2017/18 2016/17 change UKET 13.1% 13.6% -50 bps ���� ���� UKGT 10.0% 10.8% -80 bps Group RoE: ���� UK Transmission 12.1% 12.7% -60 bps ���� ���� We measure our performance in US Regulated 8.9% 8.2% +70 bps 2014 2015 2016 2017 2018 generating value for our shareholders Group 12.3% 11.7% +60 bps by dividing regulated and non- regulated financial performance, after interest and tax, by our measure of Group RoE has increased during the year to National Grid plc, the parent company of the equity investment in all our businesses, 12.3% from 11.7% in 2016/17. During the year Group, is a non-trading investment holding including the regulated businesses, the US regulated business delivered strong company which derives its distributable National Grid Ventures and other performance reflecting a full year of increased reserves from dividends paid by subsidiary activities and joint ventures. revenues from new rate plans in MECO, KEDNY companies. The Directors consider the Group’s and KEDLI. Group RoE also benefited from capital structure and dividend policy at least twice a year when proposing an interim and Regulated returns on equity: gains on disposal of financial investments and lower tax rates in both the US and the UK. final dividend and aim to maintain distributable These are measures of how the reserves that provide adequate cover for businesses are performing compared See page 16 for further information. dividend payments. to the assumptions and allowances set by our regulators. UK regulated return on equity The dividend policy is influenced by a number of the principal risks (see pages 18-21) which US and UK regulated returns are On a weighted average basis, UK Transmission RoE has decreased 60 bps to 12.1%. This could adversely affect the performance of calculated using the capital structure the Group. assumed within their respective reduction in RoE reflects a reduction in incentive regulatory arrangements and, in the performance year-on-year, particularly as a case of the UK, assuming 3% RPI result of the decline in legacy revenue incentive In determining the level of dividend in any year inflation. As these assumptions differ recoveries in the Gas Transmission business. in accordance with the policy, the Directors between the UK and the US, RoE UK average totex out-performance was at also consider a number of other factors that measures are not directly comparable a similar level to last year, representing 100 influence the proposed dividend, including: between the two geographies. In our • the level of retained distributable reserves; performance measures, we compare bps of our out-performance over the 10.1% allowed return. • availability of cash resources; achieved RoEs to the level assumed • the level of dividend cover; when setting base rate and revenue • future cash commitments and investment allowances in each jurisdiction. US regulated return on equity Further details are included on US RoE for 2017/18 increased 70 bps to 8.9%, plans in line with the strategy; and pages 211-213. compared to 2016/17, reflecting the benefit of • potential strategic opportunities. new rate cases and capital trackers on the sizeable investment programme. The 8.9% achieved return compares to an allowed return of 9.4%. Dividend growth The Board is committed to a long-term sustainable dividend policy. Our dividend policy aims to grow the ordinary dividend per share at least in line with the rate of UK RPI growth each year for the foreseeable future. The Company had £4,796 million of distributable reserves at 31 March 2018 available to support the dividend policy. As set out in the Chairman’s statement, the Board has recommended an increase in the final dividend to 30.44 pence per ordinary share ($2.0606 per American Depositary Share). If approved, this will bring the full year dividend to 45.93 pence per ordinary share ($3.0775 per American Depositary Share). If approved, the final dividend will absorb approximately £1.0 billion of shareholders’ funds. Strategic Report  |  Financial review National Grid Annual Report and Accounts 2017/18 25

Viability statement The Board’s consideration of the longer-term Each principal risk was considered for The reputational and financial impacts for viability of the Company is an extension of inclusion in the testing and, where appropriate, each scenario were considered (to the nearest our business planning process. This includes a reasonable worst case scenario was £500 million). The risk relating to leadership financial forecasting, a robust risk management identified and assessed for impacts on capacity was not tested, as the Board did assessment, regular budget reviews and scenario operations and/or financial performance not feel this would threaten the viability planning incorporating industry trends and over the five-year assessment time period of the Company within the five-year economic conditions. Our business strategy as detailed below: assessment period. aims to enhance our long-term prospects by making sure our operations and finances The Board assessed our reputational and are sustainable. Operational impacts financial ‘headroom’, and reviewed principal Scenario 1 – A terror-related risk testing results against that headroom. As described on page 18, the Executive cyber attack No principal risk or cluster of principal risks Committee held risk workshops using scenario Scenario 2 – A gas transmission was found to have an impact on the viability of planning techniques. As a result, we have pipeline failure in the US the Company over the five-year assessment refreshed our risk profile adding two new Scenario 3 – A cyber security attack period. Preventative and mitigating controls in principal risks, rewording or consolidating in the UK that results in a financial place to minimise the likelihood of occurrence several risks, and removing one principal risk. penalty of £600 million in accordance and/or financial and reputational impact are The workshop discussions also considered with the directive on security of Network contained within our assurance system. the potential impacts of Brexit and extreme and Information Systems (NIS) weather events on our risk profile and Scenario 4 – Emerging technology In assessing the impact of the principal risks incorporated such concerns as threats leading to significant numbers of on the Company, the Board has considered to the applicable principal risks. people going ‘off grid’ the fact that we operate in stable markets and the robust financial position of the Group, Over the course of the year, the Board has Performance impacts including the ability to sell assets, raise capital considered the principal risks shown in the Scenario 5 – The breach of personal and suspend or reduce the payment of table below in detail. The Board has discussed data information dividends. It has also considered Ofgem’s the potential financial and reputational impact Scenario 6 – The nationalisation legal duty to have regard to the need to of the principal risks against our ability to of the energy sector in the UK fund the licensed activities of National Grid deliver the Company’s business plan. Scenario 7 – A breach of compliance Gas plc and National Grid Electricity rules for onshore competition in the UK Transmission plc. The assessment of the potential impact of our principal risks on the longer-term viability Each Director was satisfied that they had of the Company tests the significant solvency In addition to testing individual principal risks, sufficient information to judge the viability of the and liquidity risks involved in delivering our the impact of a cluster of the principal risks Company. Based on the assessment described business objectives and priorities. Although materialising over the assessment period above and on page 18, the Directors have it has considered adopting a longer period, was also considered. Scenarios developed a reasonable expectation that the Company the Board believes that five years is the most to represent reasonable worst-case examples will be able to continue operating and meet appropriate time-frame over which we should of principal risk clusters were assessed for its liabilities over the period to May 2023. assess the long-term viability of the Company. cumulative impact upon our reputation and The following factors have been taken into stakeholder trust. We chose a combination account in making this decision: of risks which, in the opinion of the Board, • we have reasonable clarity over a five-year represented a Reasonable Worst Case Scenario. period, allowing an appropriate assessment of our principal risks to be made; • in order to test the five-year period, the Scenario 8 – A cyber security attack Board considered whether there are or safety/environmental event as a result specific, foreseeable risk events relating to of catastrophic asset failure and data the principal risks that are likely to materialise breach occurring together within the within a five- to ten-year period, and which assessment period might be substantial enough to affect the Company’s viability and therefore should be taken into account when setting the assessment period. No risks of this sort were identified; and • it matches our business planning cycle. 26 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Viability Statement

Strategic Report Principal risk Viability scenario Matters considered by the Board Major cyber security breach of business, Scenario 1 – A terror-related The Board received monthly updates in the CEO report and more detailed operational technology and/or Critical cyber attack. quarterly reports on cyber security. The Board has also undertaken cyber Network Infrastructure (CNI) systems/data. security training. We have agreed a structured scorecard for future reports to the Board. Failure to predict and respond to a significant Scenario 3 – A cyber security The Board received biannual updates on network reliability and quarterly disruption of energy that adversely affects attack in the UK that results updates on cyber security. our customers and/or the public. in a financial penalty of £600 million in accordance ‘Deep dive’ reports on asset health were also provided. with the NIS Directive. Reliability information was provided to the Board through CEO reports. Catastrophic asset failure resulting in Scenario 2 – A gas Safety is a fundamental priority and is looked at in detail by the Safety, a significant safety and/or environmental event. transmission pipeline Environment and Health Committee who have delegated authority from failure in the US. the Board. The Board receives a report from the Committee Chairman after every meeting. Our Electricity and Gas Engineering Reports to this Committee also provide progress updates on our asset management improvement programs. Failure to adequately identify, collect, use and Scenario 5 – The breach of Quarterly updates of the Company’s information systems were reviewed. keep private the physical and IT data required to personal data information. support Company operations and future growth. An update on the General Data Protection Regulation (GDPR) was given in November, which included the Company’s state of readiness of compliance with GDPR. Failure to build sufficient leadership capacity N/A The Board received bi-annual updates related to the make up of the (including succession planning) required to workforce and the leadership team. The updates considered the deliver our vision and strategy. capabilities necessary to support delivery of the strategic priorities. The Nominations Committee considered the structure, size and composition of the Board and its committees and succession planning. Additionally it tracks the development of individuals with the potential to be Directors and members of the executive management team and established the criteria for any new position. Failure to deliver any one of our customer, Scenario 6 – The The Board has been kept updated on political and economic issues that investor and wider stakeholder propositions due nationalisation of the have the potential to affect our stakeholders and our strategy to mitigate to increased political and economic uncertainty. energy sector in the UK. any associated risks. These included: •• the impact of Brexit and access to the Internal Energy Market; •• the potential threat of nationalisation under a Labour government; •• US tax reform; •• UK and US regulatory strategy; •• bi-annual UK/US/National Grid Ventures customer updates; and •• the annual Update on Key Issues on Policy for 2018/19 reviewed issues related to political and economic uncertainty. Failure to influence future energy policy and Scenario 7 – A breach of The Board received updates and reviews of: secure satisfactory regulatory agreements. compliance rules for onshore •• US and UK regulatory strategy; competition in the UK. •• our response to Ofgem’s compensation proposal concerning the Hinkley-Seabank transmission project; •• the impact of Brexit; •• the role of the System Operator; and •• the annual Update on Key Issues on Policy for 2018/19 reviewed issues related to energy policy and regulation. Failure to adequately anticipate and minimise Scenario 4 – Emerging Two Board strategy sessions were held during the year which included the adverse impact from disruptive forces technology leading to consideration of technology and innovation matters. such as technology and innovation on our significant numbers of business model. people going ‘off grid’. The Board also received a separate update on technology and innovation. Bi-annual National Grid Ventures strategy overviews were also held. Strategic Report  |  Viability Statement National Grid Annual Report and Accounts 2017/18 27

Principal operations – UK This year our UK business has made progress on plans to create a legally separate Electricity System Operator, achieved major project milestones and is finding smarter ways to balance the system. As new sources of energy connect to the network, we need to find smarter ways to balance the system. To help us do this, the System Operator launched its first System Needs and Product Strategy consultation. This consultation gave us a better understanding of the services we will need to procure in future. We had 128 stakeholder responses and used this feedback to shape the Product Roadmap for frequency response and reserve services, which we published in December. Delivering our strategy Highlights We are reducing the number of balancing Our UK business performed well in 2017/18 and services products, simplifying their procurement UK highlights we maintained our focus on safe, customer-led, and improving the products themselves. We are reliable, innovative and efficient operations. also trialling close to real-time procurement to Performance optimisation reflect the rapid growth in renewable generation. • £540 million customer savings In December Ofgem published its RIIO in the first five years of RIIO. transmission annual reports for electricity and The System Operator is also closely involved in • UK RoE 12.1%, allowed return gas. We were pleased that it recognised the far-reaching electricity charging reforms. During 10.1%. fact that network companies continue to 2017/18, together with Ofgem and industry • 99.999984% and 99.996151% – deliver for consumers. partners, we established Charging Futures as our network reliability figures for a platform to coordinate reform on electricity Electricity and Gas transmission Operational performance access and charging. The aim is to ensure respectively. From a safety perspective, for the full year a level playing field for all participants and to • 7.7 and 7.6 – our customer 2017/18 we performed significantly better than recover revenue in a fair way. At the first forum satisfaction figures for Electricity our high potential incidents target, which tracks 64 organisations took part, while more than and Gas Transmission respectively. the events with the potential to cause more 280 stakeholders have also signed up to hear serious harm. We have also worked hard on more about the plans. Growth risk assessments both ahead of work and at • £1,309 million UK capital investment the point of work across our UK business. Our Electricity and Gas Transmission businesses (2017: £1,241 million). have continued to provide reliable services. As well as a continued focus on safety, we are We report on our key performance indicators • Early preparation for RIIO‑T2 started. constantly looking for other ways to optimise our in detail on pages 14-17. This year the network • 4.5% growth in RAV (2017: 4.3%). operational performance. We met our customer reliability figures for Electricity Transmission satisfaction targets for 2017/18. The figures for and Gas Transmission were 99.999984% our Electricity and Gas Transmission businesses and 99.996151% respectively. were 7.7 and 7.6 respectively. This compares with our agreed baseline of 6.9. The figure for To protect that for the future, this year we have Gas Transmission was lower than in 2016/17 updated some of our back-office systems to when customers gave us a rating of 8.0. improve data and management control. In gas we have made substantial progress in our We have also made positive progress in our asset health data collection efforts. In electricity first year using Net Promoter Score. We are we have rolled out a single view of the plan for gaining more insight into the needs of our all sites ensuring that there is a unified view of customers (and theirs). For example, a all work, outage and resource going forward. continuing theme has been the need for greater transparency from us. We continue to invest in our understanding of asset health in order to ensure high network Here are a few examples of what we have reliability. One example is work we do on done this year to improve transparency: overhead lines to improve how we map the operating environment. This work will enable Our Gas Transmission business has a new us to better assess the likelihood of asset failure online customer connections portal, which and which towers and spans are experiencing is in the testing phase. You can read more the most wear. The work supports our long-term about this project on page 12. strategy to improve the need for overhead line investment. It led to a ‘Next Generation’ award Our Electricity Transmission business has from the Institute of Asset Management for improved its customer application process, project lead, Jon Hennah. reducing the average time to produce a connection offer. We introduced a series Our Gas Transmission business has made of initiatives that enable us to condense good progress on Project GRAID, which is the application process using a dedicated developing an innovative robotic inspection cross-functional team. Our average historical device for underground pipework. This year lead time was close to 90 days. This is now we have developed the robot for offline trials 60 days. ahead of live site trials later in 2018. For more Picture above Tunnel boring machine for the London details on this work, see page 7. Power Tunnels project which involves building 10 new circuits and 20 miles (32 kilometres) of tunnels under the capital. 28 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Principal Operations – UK

Strategic Report This year we marked the completion of phase one of the London Power Tunnels project which will ensure we can meet London’s growing electricity demand. In late February adverse weather affected the UK, leading to high demand for energy on the system. Our networks performed strongly, maintaining secure supplies of electricity and gas. As part of our response we issued a Gas Deficit Warning. This signalled to the market that we required more gas to keep the system running safely and reliably. This is part of our standard approach to balancing supply and demand, and worked effectively. Shaping the future of energy 2017 underlined the speed of change in the energy sector. In April, Great Britain experienced a day without any coal generation, while between June and September low- carbon sources met more than 51% of the nation’s electricity generation needs. In focus The changes that we have already introduced Looking ahead in the System Operator including the operation Ahead of the new regulatory framework of a new scheduling algorithm for balancing (RIIO‑T2) which begins in 2021 we will continue the system have all ensured that we have to engage with stakeholders and work with continued to deliver energy where and when Ofgem to clarify the parameters of T2. Since January 2017 we have raised our customers require it. We continue to £270,000 for Alzheimer’s Society, our develop our balancing tools. Next year we will also be working closely with chosen employee charity in the UK. Ofgem on two further landmark developments. This figure exceeded the fundraising We are also finding ways to ensure that target we set ourselves. National Grid is better equipped for the future, We will create a legally separate Electricity We are committed to playing an particularly through innovation. For example, System Operator (ESO) within the National active role in the communities we are investing to ensure we can bring new Grid Group by April 2019. As part of this, where we work. You can read more technologies onto the network. On Deeside, Ofgem has been consulting on the new licence. about the work we are doing in the we are converting an existing substation into a We have developed our separation programme responsible business section on trial facility to test new technologies off network. internally, which is on track and we have started page 38. This year Ofgem approved the substation publishing more details of the plans that the conversion costs of about £11 million. ESO is putting in place. This began with a consultation on its longer-term goals and its plan In July 2017 the UK Government announced for 2018/19, demonstrating how the ESO will take Statutory operating profit plans to ban the sale of new petrol and diesel an enhanced role in facilitating the transition to cars and vans from 2040. Meanwhile, our own a low-carbon energy system. ‘Future Energy Scenarios’ analysis suggests the potential for rapid growth in electric vehicles (EVs) We will also begin detailed work on our HSB £1,528m through to 2050. This year we have developed project to connect EDF’s new Hinkley Point C a proposal for a strategic charging network nuclear power station onto the network from (2016/17: £1,868m) to enable a backbone of charging points at 2024. Ofgem confirmed this year that the motorway service areas and other strategic project is required and proposed a model for locations. This would support the installation delivery, which it has called the Competition of rapid high-capacity chargers and help Proxy Model (CPM). Adjusted operating profit to tackle anxieties people have about the perceived range of EVs. We are engaging We do not believe that this model is in the best with Government and UK car manufacturers interests of consumers and have responded on the way ahead for EVs. robustly to Ofgem’s proposal. In our view, CPM, £1,528m as currently proposed, does not replicate the (2016/17: £1,883m) In last year’s Annual Report and Accounts outcome of a competitive process, as it does we reported on the launch of Power Potential, not reflect either the actual cost of financing this a joint project between National Grid and project or the risk being taken with construction UK Power Networks. It aims to create a new work of this complexity and scale. We believe Capital investment reactive power market for distributed energy that Ofgem has under-estimated the costs of resources and generate extra capacity on the delivering HSB under the proposed model, network. We are now calling for organisations and as such has come to an unfounded view to participate in the project, which is initially of consumer benefit. being trialled in the south east of the UK. £1,309 m This year we are also building a novel We are committed to working with Ofgem to (2016/17: £1,241m) distributed energy resources management find a solution. However, we are considering all system (DERMS) as a platform to manage options open to us should the regulator decide these resources at scale. to proceed with this model in its current form. Meanwhile, the Power Responsive programme Next year we will continue to focus on safe, continues to encourage growth in demand customer-led, reliable, innovative and efficient side response and storage. The programme is operations. Achieving greater efficiency in facilitated by National Grid and 650 members our businesses will be a priority for us — have joined since April 2017. There are now 2,150 particularly important considering the price Picture top right stakeholders from more than 1,000 organisations cap for supply to consumers that the His Royal Highness The Prince of Wales with John Pettigrew, taking part. Government is seeking to impose. CEO National Grid at the opening of the London Power Tunnels on 7 February 2018. Strategic Report  |  Principal Operations – UK National Grid Annual Report and Accounts 2017/18 29

Principal operations – US A look at our US business’s operational performance, core business growth, and how we are shaping the future of energy. priorities: find new ways of optimising our operational performance; look for opportunities to grow our core business; and make sure National Grid is better equipped for the future. Below are some examples of what we have done this year under each priority: One way we have been able to optimise our core business performance is through our gas business enablement initiative. This involves standardising and simplifying processes that will help us better manage our assets, deliver our work, and serve our customers. An example of this is a new ability to capture field data and complete work orders via mobile technology. Delivering our strategy Highlights The US business has performed well during Our new Customer Response Center (CRC) A focus on growth, customer value, 2017/18, focusing on growth, customer value, is also designed to improve our operational and the clean energy transition and the clean energy transition. performance. The CRC opened in May 2017 with the goal of establishing two-way Performance optimisation Overall, our revenue increased by 10% and we communications with customers so we can • rate cases. are growing our rate base by 7%. Our energy better anticipate and respond to customer • customer experience infrastructure spend across our footprint during needs in everyday interactions. transformation. 2017/18 was $3 billion. And we added around • new energy infrastructure. 65,000 new customer accounts – gas, electric, One example of growing our core business is and distributed generation, combined. the new South Street substation in Providence, • gas mains replacement. We filed two rate cases during the year – new Rhode Island. In late March, we began the base gas distribution rates in Massachusetts first phase of energisation at the $70 million, Growth and new base electricity and gas distribution state-of-the-art substation that is providing • large-scale renewables. rates in Rhode Island – where rates had reliable energy to downtown Providence. • electric vehicle charging. remained the same for eight and five years, Safety was our fundamental priority for the respectively. And in upstate New York, we new substation. Employees are not in danger • renewable gas. reached agreement with the NY Public Service of high arc flash incidents, as arcs are • smarter grid. Commission (PSC) for a three-year rate plan. extinguished under vacuum. Although the United States decided in June to Revitalisation of the former power station, Statutory operating profit pull out of the Paris Climate Agreement, we a historic riverfront building, is generating continue to support the Paris climate deal and educational and economic development in align ourselves with state and local leaders the city and across the state. It has been who share our climate and environmental transformed into space for Brown University goals. One example is the appointment of administration and both Rhode Island College £1,734 m Dean Seavers, National Grid Executive and University of Rhode Island nursing students. (2016/17: £1,278m) Director, US, to co-chair the national Alliance Commission on US Transportation Sector The Metropolitan Natural Gas Reliability Efficiency, convened by the Alliance to Save Project in Brooklyn, New York, is another way Energy. The commission has said it will develop we are growing our core business. Through Adjusted operating profit recommendations to reduce energy use this project, which started in May 2017, in the US transportation sector by 50% by we are installing approximately 1.7 miles 2050 while meeting future mobility needs. (2.7 kilometres) of 30-inch transmission pipeline operating at 350 psi. £1,698m Operational performance The US business saw a 6% reduction in the Our rate case filings allow us to make sure (2016/17: £1,713m) number of injuries requiring medical attention we are better equipped for the future, as does beyond first aid and a 19% reduction in the our continued work with Grid Modernization number of preventable road traffic collisions in Massachusetts, with Reforming the Energy Capital investment during 2017/18. We implemented safety, health Vision (REV) in New York, and with the Power and environment (SHE) plans at local levels to Sector Transformation in Rhode Island. address current risks and injury trends. We also established our guiding principles of safety Approval this past winter of new electricity which sets out how our people can play a role and gas delivery rates in upstate New York £2,424m in promoting a safer environment for everyone. means we can invest $2.5 billion over three (2016/17: £2,247m) We will continue to focus on improving our years to modernise our electricity and natural safety culture to address key risk and gas networks, and promote economic growth hazard mitigation strategies in 2018/19. across upstate and improve customer service. Our key performance indicators are reported in The plan allows us to continue our new Energy detail on pages 14-17. We have worked hard to Affordability Program, which provides a bill find ways of operating more efficiently and with decrease for most income-eligible customers, innovative technology. The work we have done and to introduce new energy efficiency has supported National Grid’s three strategic solutions for our moderate-income customers. Picture above Nick Monte repairs an electricity cable, USA. 30 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Principal Operations – US

Strategic Report An important objective in 2018 is for us to Shaping the future of energy achieve a good outcome in our Massachusetts We are shaping the future of energy by and Rhode Island rate case filings. Together, pursuing four distinctive policy priorities, these companies represent around 30% of as described below: our US rate base. 80%x2050: Massachusetts, New York In Massachusetts, resetting distribution prices and Rhode Island have each adopted targets would help us upgrade an 11,000 mile gas mandating 80% CO2 emission reductions distribution network, improve service quality safety, by 2050 across their entire economies (1990 meet regulatory expectations, and modernise baseline). To balance sustainability and to operations for the benefit of customers across achieve compelling customer outcomes, 116 cities and towns in the state. we are adhering to three design principles: • address the highest emitting fuels and In Rhode Island, new rates will allow us to sectors first; continue improving service quality, provide the • optimise the use of existing networks; and safety and reliability our customers rely on, and • avoid price shocks through strategic pacing pursue new initiatives focused on renewable of the changes. energy, modernising the network and helping income-eligible customers. Programmes to Large-scale renewables (LSRs): We support Governor Gina Raimondo’s call for the support state policies to promote renewable Power Sector Transformation Initiative are also energy development in Massachusetts, important elements of our rate filing. New York and Rhode Island. LSRs are interconnected to the transmission system Storm response was a big focus for us this and deliver energy, including hydroelectric past autumn and winter, both within and outside power, to wholesale customers. We expect In December, the Massachusetts Clean our service area. state policy-makers to support these Energy Center awarded energy storage grants resources via contractual agreements. totalling $4.53 million to five projects supported In September, Hurricane Irma caused massive by National Grid. One grant will assist in damage to the US southeastern area, including Electrify transportation: We are a strong the construction and operation of an energy Florida. At the storm’s peak, there were 7.8 million supporter of electrifying on-road transportation storage system that will be deployed alongside outages. More than 130 National Grid US because of its promise to significantly reduce one of our large-scale solar installations located employees responded as part of the Edison greenhouse gas emissions. Across our service in Shirley, Massachusetts. Electric Institute Mutual Assistance network to area, we are helping expand deployment of support restoration activities for Tampa Electric. charging infrastructure, informing customers We received the first-ever National Association about electric transportation options, and of Regulatory Utility Commissioners ‘Utility In late September, Hurricane Maria left Puerto preparing for future integration of electric Industry Innovation in Gas Award’ for our Rico without electricity. More than 150 National vehicles into the network. Natural Gas Demand Response Program. This Grid employees from New York assisted with uses advanced technology to help commercial restoration over a six-month period, from We have hosted several ‘ride and drive’ events and industrial customers shift their energy use, November to April. at our facilities to increase employee awareness which will help us manage peak demand about vehicle options, battery performance, during the coldest winter days. Closer to home, in upstate New York, damaging charging types, and cost of ownership. We thunderstorms and tornadoes caused thousands also have sponsored state-wide ‘ride and drive’ Once again, the three states we service were of outages in May and June 2017. Our response events in collaboration with the Executive ranked among the leading states in the nation earned us Edison Electric Institute’s emergency Office of Energy and Environmental Affairs when it comes to energy efficiency, according assistance and emergency recovery award. in Massachusetts. to the American Council for an Energy-Efficient Economy. Massachusetts took first place, In late October, we responded to a storm that hit Future of gas: We support natural gas Rhode Island moved up to third from last the Northeast US particularly hard, with heavy capacity expansion projects in an effort to year’s fourth place ranking, and New York rain and wind gusts up to 80 mph. The storm address gas supply demand forecasts, was placed seventh. was much worse than originally forecasted. residential conversions to natural gas, network Across our service area, more than 500,000 reliability and renewable natural gas initiatives, Looking ahead customers lost power. We were grateful for and the reduction of greenhouse gas emissions. Looking ahead, we will stay focused on our mutual aid from other utilities and the quick quest to become a great operating company. mobilisation of construction and tree crews In addition to our operational performance This means developing our employees in a safe to aid restoration efforts. In Massachusetts, work described above, the following workplace, providing our customers affordable we restored 85% of affected customers in programmes, grants, and awards support energy, and enabling strong economies in 48 hours, and in Rhode Island, we restored our policy priorities: our communities. over 90% of peak customers affected in 2½ days. Regulators in both Massachusetts and In November, we joined forces with the Some of the ways we will address these Rhode Island opened an investigation to review Department of Energy’s Pacific Northwest goals are by improving both our capital and our storm performance. Although we had National Laboratory to work together operational expenditure efficiency, improving sufficiently prepared for the forecast weather, on research in the areas of transmission our customer metrics, generating operating they felt we should have been better prepared grid modernisation and energy storage profit from new sources, and limiting customer for what actually transpired. We thoroughly technologies. bill increases. reviewed lessons learned and highlighted opportunities to improve our restoration Also in November, we announced plans to We will continually improve our performance by efforts in future weather events. install a 48 megawatt-hour battery energy finding a better way and investing in our growth. storage system (BESS), on the island of In March three consecutive nor’easters caused Nantucket, 30 miles (48 kilometres) off the power outages to more than 800,000 of our Massachusetts coast, to help address the Massachusetts and Rhode Island customers. island’s significant growth and demand for Recognising the vital contributions of the electricity. The BESS will be six megawatts volunteers and emergency responders that with an eight-hour duration, which is also supported our customers’ needs, we donated described as a 48 megawatt-hour system, $100,000 to the American Red Cross to and is being provided by Tesla. support disaster relief efforts in both states. Picture top right Line-workers repairing storm-damaged cables. Strategic Report  |  Principal Operations – US National Grid Annual Report and Accounts 2017/18 31

National Grid Ventures and Other activities The launch and progress of National Grid Ventures: a new unit to drive growth outside our core regulated businesses in the US and UK. Operational performance Electricity interconnectors: National Grid Ventures is the leading developer and operator of electricity interconnectors from and to Great Britain, with two subsea links in operation and three currently under construction. BritNed is a joint venture between National Grid and TenneT, the Dutch transmission system operator. It owns and operates a 1 GW HVDC link between Great Britain and the Netherlands. BritNed availability was 97.7% in FY17/18. A substantial proportion of the flow over BritNed was in the import direction from the Netherlands to Great Britain. Delivering our strategy Highlights This section relates to National Grid The England-France interconnector (IFA) is a Highlights Ventures, non-regulated businesses and 2 GW HVDC link between the French and British other commercial operations not included transmission systems, with ownership shared Performance optimisation within the business segments. between National Grid and Réseau de Transport • National Grid Ventures +34 d’Electricité (RTE). IFA availability was 92.6% in NPS score. National Grid Ventures was established on FY17/18. As with BritNed, a substantial proportion • IFA 92.6% availability for FY17/18. 1 April 2017. The new unit, which operates of the flow was in the import direction from separately from our core regulated businesses, France to Great Britain. • BritNed 97.7% availability for FY17/18. comprises a broad range of activities in competitive markets in Great Britain and Nemo Link, developed between National Grid • 107,000 smart meters the US, including electricity interconnectors, and Elia, the Belgian transmission system installed by early 2018. Europe’s largest liquefied natural gas (LNG) operator, will connect Richborough in Great Growth terminal, and energy metering. Britain and Herdersbrug in Belgium. The subsea cable will be 80 miles (130 kilometres) in length • 3.4 GW of new interconnector National Grid Ventures is also tasked with and will have a capacity of 1 GW. Cable-laying capacity on schedule to be creating value and gathering knowledge work is due to be completed in May 2018, while operational in 2021/22. through investment in adjacent businesses, construction of the converter stations in both Better equipped for the future including utility-scale projects, distributed countries is on track to be completed in October energy opportunities and the development 2018. Overall, the project remains on schedule • Established Technology and of new and evolving technologies. and the interconnector is due to be operational Innovation team to support National Grid Ventures and in the first quarter of 2019. our core businesses. In the last year, National Grid Ventures has made significant progress in the construction North Sea Link (NSL) will connect Blyth in • Targeting investment in new of three new electricity interconnectors from Great Britain and Kvilldal in Norway. Developed and evolving technologies. Great Britain to Belgium, France and Norway. between National Grid and the Norwegian transmission system operator Statnett, NSL The Isle of Grain LNG import terminal received will be the longest subsea cable in the world the first ever Great Britain LNG cargos from the at 447 miles (720 kilometres). The 1.4 GW US and Peru, highlighting our ability to deliver link is expected to be operational in 2021/22. a more diverse gas supply for Great Britain. Construction started in Norway in 2016, while cable laying work will start in Great Britain later National Grid Ventures is committed to this year. providing a high level of service to customers across all of its businesses. It achieved a high Initial construction work has also started on the overall NPS score of +34. 149 mile (240 kilometres) IFA2 interconnector. Developed with RTE, the 1 GW subsea cable will Our ‘Other’ activities comprise UK Property connect Hampshire in the UK and Normandy in and US non-regulated businesses, which France. The link is expected to be operational include LNG operations and corporate costs. in 2020. The UK Property business generated operating profit of £84 million (2016/17: £65 million). LNG Storage: Isle of Grain LNG is one of three LNG importation facilities in Great Britain. In aggregate, the National Grid Ventures It operates under long-term contracts with and Other segment delivered £231 million customers and provides importation services of underlying operating profit and accounted of ship berthing, temporary storage, ship for £518 million of continuing investment in reloading and re-gasification into the NTS. 2017/18, after corporate costs of £87 million (2016/17: £127 million). Grain LNG’s road tanker loading also offers the UK’s transport and off-grid industrial sector a more environmentally friendly alternative to diesel or heavy fuel oil. The facility allows road tanker operators to load and transport LNG in bulk across the UK via road or rail. Grain LNG had reloaded 3,950 road tankers by March 2018. Picture above Nemo Link HVDC cable on board vessel for installation. 32 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Principal Operations – NG Ventures and Other

Strategic Report Statutory operating profit Metering: National Grid Metering (NGM) In December 2017, we announced we would provides installation and maintenance services join the Breakthrough Energy Coalition, which to energy suppliers in the regulated market in brings together private investors, global Great Britain. It maintains an asset base of corporations that produce or consume energy around 11.1 million domestic, industrial and in vast quantities, and financial institutions £231m commercial meters. Customer satisfaction with the capital necessary to finance the (2016/17: £62m) scores for NGM remain positive for domestic, world’s largest infrastructure projects. industrial and commercial businesses. Looking ahead National Grid Smart (NGS) became operational NEMO Link, IFA2 and North Sea Link are Adjusted operating profit in November 2016, supporting energy suppliers on track to be operational between 2019 in fulfilling their UK smart meter roll-out and 2021/22, giving National Grid Ventures obligations. NGS offers a variety of services a portfolio of more than 6 GW of interconnector from meter asset financing and customer capacity. £231m relationship management through to installation (2016/17: £177m) and maintenance services. NGS installed its In addition to driving growth in existing 107,000th smart meter by early 2018. businesses, National Grid Ventures will look to develop opportunities in new and evolving Shaping the future of energy technologies. In 2018, National Grid Ventures Capital investment The economics for solar and wind generation opened up a new presence in California, are becoming increasingly attractive, and with the establishment of a Technology and the ongoing significant growth in large-scale Innovation team tasked with direct investment renewables is set to continue into the long in expansion and growth stage start-ups m term. 2017 was the ‘greenest year ever’ for that are ready to partner with our emerging £518 the UK, with over half of electricity generation and core businesses. (2016/17: £374m) last summer coming from renewable sources. Similarly, US states remain committed to Property: National Grid Property deals aggressive CO2 reduction targets. with the management and regeneration of our brownfield surplus estate in the UK. National Grid Ventures is actively engaged Our specialist team works with stakeholders in the renewables space in the US. Through such as Historic England, local authorities the partnership with Sunrun, we have seen and communities to reduce risk across our increased conversion rates, particularly where portfolio and create new healthy, balanced Sunrun has co-branded with National Grid. communities and employment land. In addition, National Grid Ventures manages our stake in Enbala, which develops technology During 2017/18, we disposed of 44 sites and to help utilities optimise increasingly complex exchanged contracts on a further five land sales, electricity grids. National Grid Ventures also to facilitate the delivery of thousands of new manages our stake in Energy Impact Partners, homes across the UK. Our joint venture with a strategic investment firm that invests Berkeley Group, called St William Homes, has in companies improving sustainable entered its fourth year. Around 1,100 homes energy generation. are already under construction, with planning permission secured for a further 1,880 homes. Picture top right NEMO Link team member holding cross-section of HVDC interconnector. Strategic Report  |  Principal Operations – NG Ventures and Other National Grid Annual Report and Accounts 2017/18 33

Our commitment to being a responsible business Businesses should be a force for positive social and environmental change. To do this, companies have to act responsibly in everything they do, and in the way that they do it. This belief is fundamental to the way we work at National Grid. Our risk management framework Our approach volunteering programmes, partnering with Businesses are a key part of the communities charities and civil society, and providing Our risk management process where they work and we believe they should be community groups with financial support. In the provides a framework through which aiming to leave a positive purpose-led legacy US, for example, 650 National Grid employees we can constantly identify, assess, for future generations. At National Grid, we participated in 17 coordinated Earth Day prioritise, manage, monitor and report our risks. Through a ‘top down, bottom work hard to bring energy to life and exceed projects in communities across all three states, up’ approach, all business areas the expectations of our customers, including clean-up events in public parks, city identify the main risks to our business shareholders and communities. beautification projects, tree plantings, and a model and to achieving their business door-to-door LED lightbulb exchange. objectives. Each risk is assessed We took part in the 2017 UK Social Mobility by considering the financial and Employer Index and were ranked 34th out of We have policies in place that support our reputational impacts, and how likely the 98 companies that took part. Following approach to being a responsible business. the risk is to materialise. Consideration feedback, we have introduced changes to We report on a number of non-financial is given to the impact on the external environment and the effect on our our recruitment processes and the data we performance measures relating to these stakeholders. Each business area capture so we can better understand and policies. You can find details about our key identifies and implements actions address social diversity. We are undertaking non-financial performance measures on to manage the risks. a significant piece of work to move the focus pages 14-17, and also on our website, in the of our corporate responsibility activities towards Responsibility and Sustainability section. Monitoring risks and controls is supporting social mobility both in the UK conducted through established boards and US. We will describe the outcomes Our priorities and committees at different levels of from this work in next year’s report. Our priorities are shaped by the Company’s the organisation. Deficiencies, such as a significant breach of policies, strategic priorities, and a number of other are reported and corrected at the Being a responsible business covers every factors, including the risks we face as a appropriate entity level. The most aspect of our work, both what we do and business, the views of our customers and significant risk and controls issues how we do it. When we are undertaking major stakeholders, and the challenges faced by are monitored at the Senior Executive infrastructure projects, we work with our the communities where we operate. We are and Board level. customers, stakeholders and communities to signatories to the United Nation’s Global gather their views to help inform what we do. Compact and support its Sustainable For example, at our new Highbury substation in Development Goals (SDGs). These goals In focus London we are building retail units and residential promote prosperity while protecting the planet. apartments to help support urban regeneration All 17 goals are important, and there are five in the area, half of which are affordable homes. (see below) that are particularly linked to We support communities through our employee our responsible business focus areas. You can read more about our approach to internal control and risk management on pages 18-21. We describe our purpose, vision and values on page 12. Re-use of resources Rhode Island housing National Grid EmployAbility In focus Environmental sustainability Communities People We are passionate about We support the communities We are working hard to overcome operating our business in an where we work and live to help some of the biggest energy environmentally responsible way them thrive and be socially challenges of the 21st century Our KPIs are described on page 14-17. and making sure sustainability inclusive. Being a welcomed as generation moves from fossil You can find detailed sustainability shapes our thinking and part of the community helps fuels to renewable sources and performance metrics on our website: decision-making. This helps us to work effectively and transportation moves towards www.nationalgrid.com/group/ us to optimise our operational deliver for our customers. electric vehicles. We need to make responsibility-and-sustainability performance, provide value sure we have highly motivated for our customers, and benefit people, with the right skills, the environment. equipping us for the future. Supporting the United Nation’s • Goal 7: Ensure access to affordable, Sustainable Development Goals reliable, sustainable and modern Our approach focuses on environmental energy for all sustainability, communities and people, and • Goal 8: Promote inclusive and sustainable helps to support five of the United Nation’s economic growth, employment and decent Sustainable Development Goals. You can work for all find out more about this on our website • Goal 13: Take urgent action to combat in our responsible business section. climate change and its impacts • Goal 4: Ensure inclusive and quality • Goal 15: Sustainably manage forests, education for all and promote combat desertification, halt and reverse lifelong learning land degradation and halt biodiversity loss 34 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Our commitment to being a responsible business

Strategic Report Our contribution to a low-carbon Environmental sustainability economy We know that our business operations have the As a result, we also support the Paris • We reduced Scope 1 and 2 potential to affect the environment. Managing Agreement and have made our own emissions by 15.4% in 2017/18. any risks, whether these are short-term through commitment to reduce our greenhouse gas • We have enhanced the value our physical operations, such as air quality and emissions by 70% by 2030 and 80% by of natural assets at 30 sites. pollution, or long-term through our greenhouse 2050. This aligns with the trajectory required We aim to enhance a total of gas emissions or resource use, is fundamental to meet the goal of the Agreement: to limit 50 sites by 2020. to our approach to environmental sustainability. global warming to a 2˚C temperature rise • In 2017 we updated our from 1990 levels. strategy, setting new global Additionally, an environmental event arising from and regional targets: catastrophic asset failure is one of our operational In June 2017, the Financial Stability risks. You can read more about this on page 19, Board released its final report on the -- Reduce carbon intensity of our construction projects. together with our approach to mitigation. recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). -- Implement carbon pricing Our priorities The voluntary framework for disclosure of on major investment projects. Our environmental strategy, Our Contribution, climate-related information in financial filings is -- Drive net gain in environmental was originally developed in 2012 with a wide structured around four themes: governance, value on our major construction range of internal and external stakeholders, strategy, risk management, and metrics and projects. and has been refined over the years to reflect targets. We recognise the importance of changing stakeholder priorities. It focuses on these disclosures and are committed to three areas: climate change, resources and implementing the recommendations. caring for the natural environment. Our strategy In focus is delivered through our environmental policies. We have included information relating to how we are managing our climate impact and how We focus on: our business is evolving in response to the risk • reducing our carbon footprint; and opportunities we see arising from climate You can read more about our approach to environmental sustainability on the • maximising the value of resources and change in various parts of this Report. The Responsibility and Sustainability section reducing the impact on the environment table on page 192 shows how our disclosures of our website. through re-use and recycling; and map against the TCFD recommendations, • using our land holdings in ways that benefit and where relevant information can be found. our business, the environment and the This represents our first set of disclosures. communities in which we live and work. We recognise this will evolve and expand over time. This is all underpinned by maintaining high environmental management standards. This year we were delighted to win Business in the Community’s Award for Environmental As a company, we support climate change Leadership. In the US, our Massachusetts science. Reducing greenhouse gas emissions business was named one of the most energy is an important area of focus for us, and is one efficient utilities in America by the American of our KPIs. You can read more about this, Council for an Energy-Efficient Economy. and our performance, on page 16. New life for old IT equipment Our specialist recycling partner collects surplus Max Morgan, from our Information Services equipment from us such as PCs, laptops and team, describes what we do and who benefits mobile phones. Some items they clean and when we reuse or recycle our old IT equipment. refurbish; some they dismantle, salvaging reusable components such as circuit boards and Being at the forefront of information technology hard disks. They break down the rest into raw is crucial for National Grid. It means regularly materials, including precious metals. Nothing is upgrading systems to make sure they can handle wasted. Even the packaging we wrap around the challenges of our changing business. our old IT equipment is used again. When our IT equipment comes to the end Metal, plastic, even glass from the IT equipment of its useful life, we want to dispose of it in a can be put to further use. The money generated responsible way. We have three goals: to make by selling these materials pays for our donations sure we don’t harm the environment, to secure to local charities or schools. During 2017/18 our data, and to benefit the communities where we’ve helped hospices and charities dedicated we work. to healthcare and conservation among others, in both the UK and US. In the first eight months of 2017, working with a recycling specialist, we were successful in Responsible disposal of assets reusing or recycling more than 7,000 pieces of We chose our recycling partner after a IT equipment. Nothing ended up as landfill. competitive tender. We discovered through this process that there are many approaches Circular economy to recycling, not all of which are acceptable We reuse a lot of IT equipment internally, to to us. However, our partner can meet all our equip new starters, for example, or to test the requirements for the responsible disposal latest business applications. It’s part of our of our assets. ‘circular economy’ approach. We recognise that the best way to reuse a laptop, for example, is to continue using it as a laptop, perhaps for a different job. Maintaining equipment for as long as is feasible means we buy less new IT equipment, which reduces the environmental impacts associated with building and transporting it. Strategic Report  |  Our commitment to being a responsible business National Grid Annual Report and Accounts 2017/18 35

Our commitment to being a responsible business continued Health and wellbeing People We have continued to focus our We are working hard to overcome some Safeguarding the future wellbeing efforts on encouraging of the biggest energy challenges of the 21st We continue to raise awareness of the career behavioural change within our century as generation moves from fossil opportunities in the energy utility industry in workforce, through education and training. fuels to renewable sources and transportation both the UK and US. In the UK, the need for moves towards electric vehicles. We need a skilled workforce to develop, deliver and use Our wellbeing programmes have to make sure we have highly motivated new technologies within the energy sector is raised awareness to employees of risks people, with the right skills, working for us, becoming more acute according to the EU associated with modern living, and and helping equip us for the future. Skills Workforce Strategy. STEM skills underpin the impact it can have on their health. our business, so we promote STEM as an Campaigns in 2017 included: diabetes Our focus on people covers our current and exciting career path for young people through awareness, circadian rhythms, body future employees. We aim to have an engaged education outreach activity such as the Big weight, cancer prevention, nutrition, heart health, sleep quality, fatigue and diverse workforce to stimulate innovation, Bang Fair, work experience, and hosting and immunisations. reflect the communities where we work, and school visits to our sites. deliver great customer service. The cornerstone of our mental health In the US we have signed a memorandum of work has been in-depth training The culture we strive for stems from embracing understanding with the State University of New sessions in both the UK and US. our values of everyday we do the right thing York (SUNY), which outlines our commitments These sessions are designed to and find a better way. You can read more to education, internships, and hiring opportunities. provide employees and leaders with about our values on page 12. We also continue to grow our partnerships the knowledge and confidence to notice and respond to mental health through the Center for Energy Workforce issues in the workplace. We also know that building sufficient capability Development (CEWD) and the National and leadership capacity (including effective Energy Education Network (NEEN). Living Wage succession planning) is an important factor in delivering our vision and strategy. You can We are accredited by the Living Wage read more about how we are mitigating the National Grid was the winner of Business Foundation and our commitment to risks of not achieving this on page 20. in the Communities award for Outstanding our direct employees also extends to Employment. This award recognised our contractors and their work on behalf of apprenticeship schemes and the work National Grid. We believe that everyone Engaging our people Through our approach to developing our we do to support hard-to-reach groups should be appropriately rewarded for of young people gain vital skills for work, the vital work they do. We also go people and the wider benefits of working at above the Living Wage requirements National Grid we aim to have an engaged and such as our EmployAbility programme and voluntarily pay our trainees the productive workforce. To attract and retain in the UK. Living Wage. A Living Wage review employees we make sure our remuneration takes place annually to ensure package is both fair and competitive. Through continued alignment and individual a third party company, we also carry out Whistleblowing salaries are increased as required. an annual employee survey to measure We have confidential external whistleblowing engagement levels and to help us address helplines available 24/7 in all the regions In focus areas employees believe we need to improve. where we operate. We publicise the contact Employee engagement forms one of our information to our employees and on our KPIs – you can read more about this and external website so concerns can be reported our performance on page 14. anonymously. Our policies make it clear that For more information about we will support and protect whistleblowers UK gender pay gap, visit our website: The wellbeing of our workforce is also and any form of retaliation will not be tolerated. www.nationalgrid.com/uk/ important. This year our employee lost time understanding-our-uk-gender-pay-gap injury frequency rate remained at 0.10. Our ambition is to achieve a safety performance below 0.10. Empowering people with special deal with people, while her confidence and educational needs to excel self-esteem grew. ‘EmployAbility – Let’s work together’ is an employee-led initiative that aims to bring As her internship was coming to an end, together businesses and local communities two local employers offered her full-time to support individuals with special educational employment. Now Melanie is a valued member needs. Supported internships are provided of the 14Forty team who run our restaurant at to those people who might otherwise struggle Warwick, providing customers with excellent to find meaningful employment. service and supporting her colleagues. Only 6% of people with learning disabilities gain Melanie said: ‘Without National Grid’s In focus paid employment in the UK. At National Grid, EmployAbility scheme, my future looked very we think we can do better – last year, 65% of uncertain. I feel happy and proud that I have our supported interns found employment. achieved so much.’ To find out more about our people, visit: Melanie attended a special educational needs We are working with the Government and www.nationalgrid.com/group/our-people school. She started her supported internship others to encourage more employers to get with us last year and excelled from the involved in this life-changing programme. See also ‘how we add value’ on page 6 beginning. She found a natural ability to 36 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Our commitment to being a responsible business

Strategic Report Promoting an inclusive and diverse workforce In 2017 we implemented inclusion and diversity Following the appointment of a new Non- policies in the UK and the US. The purpose of Non-executive Director on 17 May 2018, the Voluntary voluntary Total the policies is to demonstrate our commitment Board’s gender demographic is currently: UK 6.0% 2.2% 8.2% to providing an inclusive, equal and fair working Male 8, Female 4, Total 12 (Male 66.7%, US 5.1% 2.4% 7.5% environment through: Female 33.3%). NGV 5.1% 1.4% 6.5% • driving inclusion and promoting equal 6 opportunities for all; Gender demographic as at 31 March 2018 Total 5.3% 2.3% 7.6% • ensuring the workforce, whether part-time, full-time or temporary, will be treated fairly Our Senior Whole 4. In scope are active, permanent employees. 1 2 3 and with respect; Board management Company Out of scope are temporary employees. Male 8 171 17,36 6 5. Employees recorded in our system as part time; • eliminating discrimination; and or have <1 FTE. • ensuring selection for employment, Female 3 77 5,657 6. Included in ‘Total’ are Non-executive Directors promotion, training, development, benefit Total 11 248 23,023 and Executive Officers who are not categorised and reward, will be on the basis of merit as UK, US or NGV. Male (%) 72.7 69 75.4 and in line with regional legislation. Female (%) 27.3 31 24.6 Learning days per employee 17.9% of our total workforce have declared From 1 April 2017 to 31 March 2018 the themselves to be of ‘minority’ racial or 1. ‘Board’ refers to members as defined on the total number of training days delivered per ethnic heritage. We recognise the value a Company website. employee, (as recorded in our HR systems), 2. ‘Senior management’ refers to Band A/B employees across the whole of National Grid is 6.5 days. diverse workforce and an inclusive culture bring as well as subsidiary directors. to our business and have many initiatives to 3. This measure is also one of our Company KPIs. encourage and promote this. For example, See page 14 for more information. Promotion rate our UK employee resource groups created our The table below shows the rate of promotion second edition of ‘Remarkable’, which highlights Total headcount4 within the business. Promotion rate is defined the full diversity of our people. We have The tables below show the breakdown of as number of employees who were promoted implemented a diverse panel interview employees by work pattern and diversity. to a higher grade as a percentage of headcount approach in the UK and US to appoint senior last year. leaders. In the UK, this resulted in an increase Work-pattern in gender diversity and BAME representation Promotion rate % 5 on our Network Capability Electricity leadership Full-time Part-time UK 10.3 team. We have also established development # % # % US 12.4 programmes for women (US) and BAME (UK) UK 5,599 95.1 286 4.9 NGV 7.9 employees to build leadership capability. US 16,352 99.6 62 0.4 Total 11.7 NGV 685 96.5 25 3.5 Our US business achieved 100% in the Human Rights Campaign’s Corporate Equality Index; Total 6 22,650 98.4 373 1.6 Keeping our Board and Executive received the Age Smart Award by Columbia Committee updated Our Board and Executive Committee receive University and is noted as a top 50 employer Gender by ‘CAREERS and the disABLED’ magazine. regular updates on matters relating to our These recognitions reinforce our commitments Male Female people. The Board receives regular updates on four key focus areas for our people and to all our employees. # % # % organisation: our culture, diversity, the people UK 4,365 74.2 1,520 25.8 Our policy is that people with disabilities should we need for the future and efficiency. The US 12,526 76.3 3,888 23.7 be given fair consideration for all vacancies Board also receives updates on our employee against the requirements for the role. Where NGV 466 65.6 244 34.4 opinion survey results and action plans. Additionally, this year the Board has discussed possible, we make reasonable adjustments Total 6 17,366 75.4 5,657 24.6 in job design and provide appropriate training and considered the culture of the Company for existing employees who become disabled. and stakeholder engagement activities We are committed to equal opportunity Ethnicity demographic as at (see page 48 for more details). in recruitment, promotion and career 31 March 2018 development for all employees, including those ‘Minority’ refers to racial/ethnic heritage The Executive Committee also receives a with disabilities. Our policy recognises the right declarations as recorded in our system. quarterly update on people-related matters. for all people to work in an environment that Those who have not stated their ethnicity In addition to these reports, the Committee is free from discrimination. are excluded from the baseline. receives regular talent updates and considers the remuneration structure for senior Our leaders advocate a diverse workforce. White 18,161 management. It also monitors safety and For example, John Pettigrew gave a keynote Minority 3,965 operational performance and receives reports in relation to matters of business conduct, risk speech at the Women in Energy conference Total 22,126 and compliance matters for review, including 2018. Several of our senior leaders have taken White (%) 82.1 part in our reverse mentoring programme. breaches of ‘Always Doing the Right Thing’ and Minority (%) 17.9 biannual reports from the US and UK Ethics The gender demographic table that follows and Compliance Committees in conjunction shows the breakdown in numbers of employees Employee turnover with the Ethics and Business Conduct reports by gender at different levels of the organisation. Turnover is defined as employees who have that they receive twice a year. We have included information relating to left in the last 12 months as a percentage of subsidiary directors, as this is required by the headcount last year. Voluntary turnover relates Companies Act 2006 (Strategic Report and to employees who have left through either Directors’ Reports) Regulations 2013. We define resignation or retirement. Non-voluntary ‘senior management’ as those managers who attrition includes any other leave reasons are at the same level, or one level below, our – including dismissal, severance, etc. Executive Committee. It also includes those who are directors of subsidiaries, or who have responsibility for planning, directing or controlling the activities of the Group, or a strategically significant part of the Group, and are employees of the Group. Strategic Report  |  Our commitment to being a responsible business National Grid Annual Report and Accounts 2017/18 37

Our commitment to being a responsible business continued Our role in communities An important part of our vision is to exceed the Supporting communities to thrive In the UK we are part of the Government’s expectations of our communities. We do this We don’t just supply power to communities, Inclusive Economic Partnership, a partnership by providing a safe and reliable service, and by we are part of them. As a purpose-led between the business sector, Government helping our communities to thrive through our organisation, we believe that helping to build and civil society. We are supporting work in the responsible business activities. We also know strong communities is good for the people vital areas of mental health in the workplace that, from time-to-time, when we are carrying who live there, good for our business and and equipping people to successfully transition out large construction projects that our work good for the wider economy. to the world of work. can have a negative impact on communities. We work with communities to reduce this The overall additional value we bring to Preventing modern slavery impact and to help support their social communities is estimated to be £73 million. We strive to make sure that modern slavery and economic needs. is not taking place anywhere in our business We achieve this by partnering with civil society, or in our supply chain. We rely on our suppliers Safe reliable energy providing communities with one-off grants to to deliver our human rights requirements within Providing a reliable and safe service at as support their social, economic and environmental their own supply chains and we expect all low a cost as possible is important to our development. We encourage our employees suppliers to be compliant with the Modern customers and to us as we work hard to to pursue skills-based volunteering and Slavery Act. Each year we publish our modern exceed their expectations. fundraising opportunities. In the future, we slavery statement on our UK website. will be focusing on helping to address social The safety of our employees, contractors and mobility, both in the UK and US. We work with our suppliers and peers to the public is one of our highest priorities and understand what approach they are taking to this is reflected in our KPIs, described on page We voluntarily set up a £150 million Warm combat modern slavery. In 2017 we completed 15. We have policies, procedures and training Home Fund after the sale of a 61% stake in our a desktop risk assessment of our top 250 in place to make sure we maintain our safety UK Gas Distribution business to help address suppliers. We are now engaging with those performance at the high level that we expect. fuel poverty. To date, we have given out just suppliers that have been identified as potentially over £63 million to improve homes and help high risk and will be working with them to The reliability of our networks is world-class, people across England, Wales and Scotland complete a range of assessment questions running at more than 99.9% availability in both by, for example, enabling them to have central to develop risk mitigation plans for any the UK and US. You can read more about this heating systems for the first time. identified issues. on page 15, as well as how we manage our operational risks on page 19. Our employees also support local schools and We are also developing a framework for our colleges with work experience opportunities buyers so that the sustainability risk criteria, We ask our customers what they think of us and careers advice sessions, as described on including those relating to modern slavery, and we act on their feedback. You can read page 17. Last year we had more than 35,400 can be embedded into the initial stages of about our customer satisfaction performance quality STEM interactions with young people. the sourcing process and integrated into on page 15. the selection criteria. Any risks identified We are partnering with Hudson Valley Community will be reviewed through the contract College in the US to offer entry-level natural gas management process. industry training. This will help meet the challenge of an ageing engineering workforce in the energy £73m industry. Investing in future generations links in The value of our volunteering, with one of our strategic priorities to ensure that fundraising and community National Grid is better equipped for the future. contributions in 2017/18 Affordable housing in Rhode Island Housing for All came out of a United Way We’re supporting United Way of Rhode Island summit to find solutions to the root causes of in its affordable housing project, Housing for All. the housing problem in Rhode Island. As one Community and Customer Manager Marisa of the state’s energy suppliers, we directly Albanese explains why. touch the lives of people struggling with their household bills. We see the need to be part Affordable housing is a basic need. We know of the discussion and the solution. So we it contributes to the stability and growth of gave United Way $50,000 to help fund four communities. Yet a shortage of affordable projects to address some of the issues housing is an ongoing problem facing working raised at the summit. families and individuals in some of the communities we serve in Rhode Island. That’s We’ll be working with United Way to help why United Way of Rhode Island stepped in monitor the work of the four agencies managing with Housing for All, which we support. these projects, to evaluate progress, and to offer our expertise when it’s needed. This Our work with United Way takes various by itself won’t solve the problem of housing forms. We match donations our people make costs in Rhode Island, but it’s a step in the through fund-raising campaigns. Some of right direction. us also volunteer on United Way projects and committees. 38 National Grid Annual Report and Accounts 2017/18 Strategic Report  |  Our commitment to being a responsible business

Strategic Report Good business conduct To provide an understanding of the Company’s We investigate all allegations of ethical Ethical business conduct development, performance and position, we misconduct thoroughly and, where appropriate, Our Code of Ethical Business Conduct describe our respect for human rights and we take corrective action. We also record trends sets out the standards and behaviours we anti-corruption and anti-bribery matters below. and metrics relating to such allegations – only expect from all employees to meet our values a small percentage of these relate to bribery of Do the Right Thing and Find a Better Way. Human rights or corrupt practices, so we do not consider The document is issued to all employees Respect for human rights is incorporated them to be material for reporting purposes. and is supported by a regular programme into our employment practices and our values, For the seventh successive year, we have been of communications to promote a strong which are integral to our ethical business recognised by the Ethisphere Institute as one ethical culture. Additionally, we provide conduct guide – the way in which we conduct of the World’s Most Ethical Companies. briefings for high risk areas of the business, ourselves allows us to build trust with the such as Procurement. people we work with. Governance and oversight We regularly review and update our framework Suppliers We earn this trust by doing things in the right so we can make sure our procedures remain Our Supplier Code of Conduct is issued to way, building our reputation as an ethical proportionate to the principal risks we have our suppliers and sets out our requirements company that our stakeholders want to do identified. that they have in place a programme with business with, and that our employees want procedures to prevent and detect bribery to work for. However, due to the jurisdictions Our UK and US Ethics and Compliance and corruption, in accordance with all in which we operate, the nature of the work Committees (ECC) oversee the Code of Ethical applicable local, state, federal or national we undertake, and our associated supply Business Conduct and associated awareness laws or regulations including the UK Bribery chain, human rights is not considered to programmes. Any cases alleging bribery are Act 2010 and the US Foreign Corrupt be a principal risk to our business. required to be referred immediately to the Practices Act 1977. relevant ECC so the members can satisfy Although we do not have specific policies themselves that cases are investigated We provide specific guidance and briefings relating to human rights, slavery or human promptly and, where appropriate, acted upon, for high risk areas, so contractors, agents and trafficking, our procurement policies integrate including ensuring any lessons learnt are others who are acting on behalf of National sustainability into the way we do business communicated across the business. Grid do not engage in any illegal or improper throughout our supply chain, so that we create conduct. Our Global Procurement team carries value, preserve natural resources and respect The Audit Committee receives an annual report out regular supplier screening to identify any the interests of the communities we serve and on the procedures currently in place to prevent requirements for prosecutions or sanctions from which we procure goods and services. and detect bribery. You can read more about within our supplier base. the Audit Committee’s role on page 44. None Through our Supplier Code of Conduct of our investigations over the last 12 months Compliance framework we expect our suppliers to keep to all laws have identified cases of bribery. Each of our business areas is required to relating to their business, as well as adhere consider its specific risks and maintain a to the principles of the United Nations Global Anti-bribery policy compliance framework setting out the controls Compact, the Ethical Trading Initiative Base Our Group Policy Statement – Anti-Fraud and it has in place to prevent bribery. Every six Code, the UK Modern Slavery Act 2015, and Bribery – applies to all permanent employees, months, as part of the compliance procedure, for our UK suppliers, the requirements of the temporary agency staff and contractors. It sets the business is asked to self-assess the Living Wage Foundation. out our zero-tolerance approach to bribery. effectiveness of its controls and provide evidence that supports its compliance. Anti-bribery and corruption To ensure compliance with the UK Bribery Act We have policies and governance in place 2010, we carried out a risk assessment across Each year, all function heads are asked to certify that set and monitor our approach to being the Company so we could highlight higher risk the compliance in their area, and to provide responsible, including our Code of Ethical areas and make sure adequate procedures details of any exceptions. This culminates in Business Conduct (covering bribery and were in place to address them. We introduced presentation of a Certificate of Assurance from corruption). We have a Company-wide an e-learning course for all employees so they the Chief Executive to the Board (following framework of controls designed to prevent can adequately understand the Company’s consideration by the Audit Committee). and detect bribery. zero-tolerance approach to fraud, bribery or corruption of any kind. Strategic Report  |  Our commitment to being a responsible business National Grid Annual Report and Accounts 2017/18 39

Letter from the Chairman I believe that strong corporate governance supports long-term value creation for shareholders and is key to balancing the interests of our shareholders with those of our wider stakeholders. Your Board recognises the importance of our wider stakeholders and takes its responsibility and duty to them under section 172 of the Companies Act 2006 very seriously. On page 6, we set out who our key stakeholders are, why they are important to us and how we create value for them over the long term. Engagement with our stakeholders continues to be an important priority for us. This year, the Board has reviewed who the Company’s key stakeholders are; our current stakeholder engagement activities; the appropriateness Sir Peter Gershon of this engagement; how this engagement is Chairman reported to the Board; the mechanisms used to feedback to our stakeholders; and whether there is a need for greater engagement at Board level. Dear shareholders, You can read about this on page 48. Corporate Governance contents This year the Board has continued to focus on providing effective leadership and oversight of I believe that the Board should choose a Corporate Governance 41 the Company as it seeks to achieve its strategic stakeholder engagement model best suited Board and Committee evaluation 46 priorities and create value for our shareholders to the needs of the Company, and for us Audit Committee 49 during an ongoing period of external regulatory that means it should reflect that more than and political uncertainty. These external changes two-thirds of our employees now work in, Finance Committee 56 have influenced the Board’s agenda during the and more than 60% of our capital expenditure Safety, Environment and year, as we considered, among other matters, is in, the US. We will continue to engage Health Committee 57 the impact of US tax reform, Ofgem’s ‘minded- with our stakeholders in a way that is guided Nominations Committee 58 to’ consultation on the delivery model for the by our purpose, vision and values. Diversity 59 Hinkley-Seabank project, Brexit and the threat of renationalisation. Board changes and diversity Management committees 60 As reported last year, Ruth Kelly stepped Statement of compliance with the Risk down from the Board in July 2017. I would UK Corporate Governance Code 61 As a Board we are responsible for determining like to thank Ruth for her significant Index to the Directors’ Report the nature and extent of the principal risks we are contribution to the Board and Committees and other disclosures 62 willing to take to achieve our strategic priorities. during her tenure. As previously announced, Directors’ Remuneration Report 63 In addition to its usual ongoing oversight of the Andrew Bonfield will step down from the Company’s risk management and internal control Board at the conclusion of the 2018 AGM. systems and assessment of our principal risks, Andy Agg, currently Group Tax and Treasury the Board this year undertook a risk management Director, will be appointed as Interim Finance review to revalidate our principal risks and rethink Director pending the appointment of a our risk appetite framework. You can read about permanent Finance Director. Andy will not Structure of the report the outcome of our work on risk during the year join the Board, but will become a member This report sets out how we are governed on page 41. of the Executive Committee. and the Board’s key governance activities during the year. Further information on Culture We also announced on 15 May 2018 that Pierre our compliance with the UK Corporate Like risk management, I believe that focusing Dufour will step down from the Board at the Governance Code for 2017/18 is set on the Company’s culture is part of doing good conclusion of the 2018 AGM due to ill health. out on pages 61-62. business and is intrinsic to everything we do. We reported last year on the outcome of the On 17 May 2018 we will welcome Amanda Board’s previous performance evaluation, Mesler on to the Board as a Non-executive which focused on culture, and it remained a Director. The Nominations Committee oversaw focus area for the Board this year; particularly the rigorous selection process for Amanda’s how we oversee, shape and monitor culture. appointment. You can read more about this on You can read more about this on page 47. page 59. Amanda’s appointment is part of our ongoing commitment to build and maintain an As Chairman, promoting a culture of openness effective Board which is high quality in terms and debate is one of my key responsibilities and of expertise, diversity and background. As a as a Board we play an important leadership role result, shareholders will continue to benefit in promoting the desired culture throughout from strong governance and stewardship. the organisation and making sure that good governance, which underpins a healthy culture, We remain focused on maintaining an inclusive is established. The right culture and governance and diverse culture. We believe this improves can support us in achieving our purpose and effectiveness, encourages constructive debate, strategic priorities. It is also integral to creating delivers superior performance and enhances sustainable value in a way that is consistent with the success of the Company. At its January our values: every day we do the right thing and meeting, the Nominations Committee approved find a better way. amendments to our Board diversity policy and discussed progress made against our diversity Corporate Governance objectives. You can read more about this on Your Board remains committed to the highest page 59. standards of corporate governance and alignment Special dividend with best practice, and this requires ongoing focus as the corporate governance landscape continues This year we returned some £4 billion to develop. We are cognisant of this changing to shareholders following the sale of a 61% stake in our UK Gas Distribution environment and are an active participant in it – in business, through a combination of a February we responded to the Financial Reporting Sir Peter Gershon share consolidation, a special dividend Council’s consultation on its proposed revision Chairman and share buybacks. to the UK Corporate Governance Code. 40 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Letter from the Chairman

Corporate Governance Matters considered by the Board Examples of Board focus during the year included: Key areas of activity Matters considered Outcome Business The Board has received regular updates on how our operational businesses have performed •• Board review and challenge of business performance and progressed against our strategic priorities, as we find new ways of optimising our performance against the Company’s oversight operational performance, look for opportunities to grow our core business and make sure performance targets and strategic priorities. we are better equipped for the future. This included performance updates from our UK and US businesses as well as the inaugural update from our newly created division, National Grid Ventures, as it focuses on the development of new growth opportunities and strengthening our commercial and partnership capabilities. Our strategic focus is predicated on our customers, and the Board was kept up to date with business performance relative to customer expectations and against our customer ambitions throughout the year. As part of this, the Board considered how we could learn from industry leaders to support our US customer transformation initiative and position the US business for future success, while capturing appropriate value for the Company and its shareholders. Strategy The Board has participated in two interactive sessions this year in addition to the time allocated •• Board approval of the Company’s strategy. during Board meetings. These strategy sessions focused on ensuring the Board remains up to •• Board endorsement of the strategic priority date on the changing energy landscape and the implications on the Company’s portfolio and areas for management focus for 2018/19. strategy, and the entry and growth strategies for National Grid Ventures so it can help us deliver against our strategic priorities and deliver shareholder value. At its April 2018 meeting the Board considered the external energy landscape further and endorsed the strategic priority areas for management focus for 2018/19. Risk The Board is responsible for determining the nature and extent of the principal risks it is willing •• Agreed risk appetite profile and principal to take in achieving the Company’s strategic priorities. It reviews the Company’s principal risks, including two new principal risks. risks and the management of significant risks as part of its risk management and monitoring •• Agreed enhancements to Board reporting, process through bi-annual review and challenge sessions. This year, the Board and Executive utilising risk appetite. Committee, with the assistance of an external risk advisor, have undertaken a risk management •• Approved a new risk appetite framework review to revalidate our principal risks and rethink our risk appetite framework. for implementation across the business. •• Board approval of the Group risk profile The Board discussed the Group risk profile in September and March and considered any changes and confirmation that a five-year viability to existing risks, any emerging risks, and whether the agreed principal risks were consistent period was appropriate. with the Company’s risk appetite levels. The Board also reviewed the testing of the Company’s •• Approved the Company’s viability statement. principal risks and the impact on the Company’s viability over a five-year viability period. Political and This year, the Board continued to focus on how to promote the success of the Company •• Board input on, support for and monitoring regulatory during further developments in our external environment. Following the UK General Election of the UK and US regulatory strategy. environment in June 2017, the Board discussed the impact of its outcome on the Company and its business •• Political sub-group of Executive environment. During the year, the Board also had regular updates on risks and opportunities Committee established to take a more posed by Brexit and our continued engagement activities with our stakeholders on this issue. hands-on approach. The Board also reviewed the impact of US tax reform on the Company, including on our regulatory strategy, and on our US customers. Ahead of our next UK regulatory price control, the Board considered the key elements of Ofgem’s RIIO‑T2 framework review consultation, published in March 2018, and scrutinised the Company’s UK regulatory strategy, providing feedback, guidance and support for its ongoing development. The Board also discussed Ofgem’s ‘minded-to’ consultation on the delivery model for the Hinkley-Seabank project and our response to the consultation. At its March 2018 meeting, the Board received an update on the key political, policy and regulatory issues in the UK and US to which the Company was responding. Culture The Board has spent much time this year on how it shapes, monitors and assesses culture •• Board endorsement of a culture of the Company, which you can read more about on page 47. This included reviewing and ‘scorecard’ to support the Board in approving a proposed culture ‘scorecard’ which could be considered regularly by the Board. shaping, monitoring and assessing culture. The Board reviewed the first culture ‘scorecard’ at its April 2018 meeting, which showed trends and gave an assessment of areas of strength and areas for further focus. Cyber security The Board continued to focus on the evolving cyber security landscape during the year, with •• Board review of and input on cyber security a regular cadence of Board reporting and review in place, supported by engagement with the measurement and reporting, including a Company’s Chief Information and Digital Officer. This included review of the external and internal cyber ‘scorecard’. cyber threat environment, our key cyber risks and the Company’s cyber strategy. The Board was also updated on the activities of the Company’s Cyber Operational Research Establishment (CORE), a joint initiative between our UK business and Digital Risk & Security function. The Board has also considered how the Company measures its approach to cyber security and how this is used to manage cyber security risk, and how cyber risk is reported to the Board and Executive Committee. Technology To support our response to the threat and opportunities presented by emerging technology, •• Board review and endorsement of the and innovation this year the Board reviewed the organisation and governance of our Technology and Innovation organisation and governance for the Group function. This included how we learn from and leverage innovation that is occurring externally; Technology and Innovation function. how we enhance the effectiveness of internally generated innovation; and how we measure the •• Board review of and input on the Company’s success of our efforts in this area. Our focus has been on enabling an innovative culture with rapid technology and innovation strategy. decision-making and the acceleration of internally sourced ideas. At its April 2018 meeting, the Board considered, and provided input on, the Company’s technology and innovation strategy. Looking forward. The Board’s focus for next year is expected to include: • continued regular reviews of safety activities; • technology and innovation; • UK, US and National Grid Ventures operational business overviews; • cyber security updates; • continued detailed review of our strategy for growth and its financing; • results of the 2018 employee engagement survey; • the implications of regulatory and political changes in our business • monitoring and assessing the Company’s culture, supported environment on our activities, including Brexit; by our culture ‘scorecard’; • our UK and US regulatory strategy and preparation for RIIO‑T2; • our stakeholder engagement model; and • Ofgem’s recommendations and decisions regarding the delivery model • addressing changes to the UK Corporate Governance Code for the Hinkley-Seabank project; and other corporate governance policy developments. Corporate Governance  |  Corporate Governance National Grid Annual Report and Accounts 2017/18 41

Corporate Governance Our Board Skills and competencies: In this role Skills and competencies: With his he draws on his broad business and extensive operational experience of the governance experience from the executive Group and in depth understanding of both and non-executive senior positions he has the US and UK energy and utility industries, held. His leadership as Chairman is pivotal John brings significant know-how and in creating an effective Board by encouraging commerciality to his leadership of the robust debate. Sir Peter has a commitment executive team. John is responsible for to strong corporate governance and has the implementation of strategy and the regular constructive engagement with continued growth of our businesses. investors through the Company’s He maintains a productive dialogue with Sir Peter Gershon CBE FREng (71) John Pettigrew FEI FIET (49) shareholder networking programme. Sir institutional investors on Group strategy Chairman Chief Executive Peter actively engages with employees and performance. across our operational sites. Appointed: 1 August 2011 as Deputy Appointed: 1 April 2014 and became Chairman and became Chairman with Chief Executive with effect from 1 April 2016. effect from 1 January 2012. Tenure: 4 years External appointments: John is a Tenure: 6 years External appointments: Sir Peter member of the Government’s Inclusive currently holds external appointments as Career and experience: John is a Fellow Economy Partnership and the CBI’s Career and experience: Sir Peter a Non-executive Chairman of the Aircraft of the Energy Institute and of the Institution Presidents Committee and Non-executive has held senior positions spanning both Carrier Alliance Management Board, of Energy and Technology. He joined the Director of Rentokil Initial plc. public and private sectors in the healthcare, Trustee of The Sutton Trust, Trustee of the Group in 1991 and has progressed through technology and telecommunications Education Endowment Foundation and a variety of senior management roles. These Committees: Member of the industries. His previous senior board level Chairman of Join Dementia Research (JDR) include Director of Engineering in the UK, Finance Committee. appointments include Chairman of Tate Partnership Board. He is also a board Chief Operating Officer and Executive Vice and Lyle plc, Chief Executive of the Office member of the Investor Forum. President for the US Electricity Distribution of Government Commerce, Managing & Generation business, Chief Operating Director of Marconi Electronic Systems Committees: Chairman of the Officer for UK Gas Distribution and UK and a member of the UK Defence Nominations Committee. Chief Operating Officer from 2012 to 2014. Academy Advisory Board. Strategic Rail Authority, Office of the Rail Skills and competencies: Andrew has Regulator, Bechtel Ltd, Halcrow Fox, the significant listed company and financial World Bank and London Transport. experience at board level both in UK and overseas. This enables him to contribute to Skills and competencies: Nicola has financial discussions during Board meetings. a broad range of experience and strong track-record working with the UK He has a strong focus on corporate Government, the European Commission responsibility and investor relations from and Parliament and industry regulators, a finance perspective. He is also Chairman as well as leading large regulated of the 100 Group of Finance Directors. Nicola Shaw CBE (48) Andrew Bonfield (55) businesses. This enables her to draw on Executive Director, UK Finance Director her diverse experience and knowledge to assist the Board and, in particular, Appointed: 1 July 2016 Appointed: 1 November 2010 External appointments: Non-executive the Executive Committee. Tenure: 1 year Tenure: 7 years Director and Chairman of the Audit Committee at Kingfisher plc to 12 June Career and experience: Nicola has Career and experience: Andrew is 2018 and Non-executive Director and a served in senior management roles, External appointments: Non-executive a chartered accountant with significant member of the Audit Committee at Reckitt as Chief Executive Officer of HS1 and Director of International Consolidated financial experience, having previously Benckiser Group plc as of 1 July 2018. Managing Director of UK Business Division Airlines Group, S.A., Director of Major held the position of Chief Financial Officer at FirstGroup plc. She was also an Projects Association and member of the at Cadbury plc and five years as Executive Committees: Member of the independent Non-executive Director Audit Committee of English Heritage. Vice President and Chief Financial Officer at Finance Committee. of Ellevio AB and Aer Lingus Group plc. Bristol Myers Squibb. Andrew also has prior Nicola’s career, both in the UK and experience in the energy sector as Finance overseas, has included roles at the Director of BG Group plc. Corporation. He was President and Skills and competencies: Nora brings Chief Executive Officer of General Electric to the Board significant expertise in the US Security and then President, Global utilities industry, in particular from her role Services of United Technologies Fire & as a Commissioner with FERC. Her first-hand Security. Dean was also a member of regulatory experience, combined with her the Board of Directors of the National non-executive directorships, provides the Fire Protection Association. Board with valuable strategic insights into regulation and US government relations. Skills and competencies: Dean brings This allows her to scrutinise performance to the Board a broad range of financial and and provide an additional perspective for Dean Seavers (57) Nora Mead Brownell (70) customer experience along with significant the Board’s discussions. Executive Director, US Non-executive Director; Independent general management experience with a particular focus on change and Appointed: 1 April 2015 Appointed: 1 June 2012 performance improvement programmes. Tenure: 3 years Tenure: 5 years External appointments: Board member of Spectra Energy Partners LP, the Career and experience: Dean began his Career and experience: Nora has Strategic Advisory Council of the NewWorld career at the Ford Motor Company. From External appointments: Advisor to substantial senior management experience Capital Group, LLC, the Advisory Board there he held a series of leadership roles the board at City Light Capital, Board gained in a variety of roles, including of Morgan Stanley Infrastructure Partners before moving to Tyco International Ltd, member of Red Hawk Fire & Security, Commissioner of the Pennsylvania Public as well as a partner in ESPY Energy where he held various senior management LLC and Non-executive Director of Utility Commission, the Federal Energy Solutions, LLC. positions before joining General Electric Albemarle Corporation. Regulatory Commission (FERC) and former Company and United Technologies President of the National Association of Committees: Member of the Nominations, Regulatory Utility Commissioners. Most Remuneration and Safety, Environment and recently, Nora sat on the Boards of ONCOR Health Committees. Electric Delivery Holding Company LLC and Comverge, Inc. Skills and experience Tenure as at 31 March 2018 Charts and committee membership as at 16 May 2018 � � � � � � � � � � � � This graph, together with the biographies � � above, shows some of the key sector � experience and skills the Board has identified for the effective running of the Company and the delivery of its long-term strategy. They also demonstrate how each Engineering Customer Director Serving Executive Management General Technology/Innovation Assurance Cyber Government/Political Regulation Finance/Banking PLC Market Competitive US) (speciﬁcally International Acquisitions and Mergers Energy Safety Board member contributes to this blend Each bar shows the number of members on the Board with strong or very strong skills or experience in this area of skills and experience. 42 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Corporate Governance

Corporate Governance Committee of Jardine Lloyd Thompson Executive Vice President of the Air Liquide Group plc. group with responsibility for all Air Liquide activities across The Americas, Middle East, Skills and competencies: Jonathan has Africa and Asia. wide-ranging financial services, pensions and non-executive director experience, Skills and competencies: Pierre brings and he brings significant and in-depth to the Board a deep understanding and understanding in remuneration and knowledge of safety and engineering financial matters to his role as Chairman from his previous roles. His international of the Remuneration Committee. As a management experience is an asset to the Jonathan Dawson (66) Non-executive Director his contribution Pierre Dufour (63) Board. This, coupled with his record of Non-executive Director; Independent is essential to the successful operation Non-executive Director; Independent successfully delivering large-scale capital of the Board and through his specialisms projects, provides a wider perspective to Appointed: 4 March 2013 he delivers scrutiny, additional challenge Appointed: 16 February 2017 Board debates and strategic discussions. Tenure: 5 years and independent oversight to the Board. Tenure: 1 year Career and experience: Jonathan Career and experience: Pierre started his started his career in the Ministry of Defence career at SNC Lavalin Group. He joined Air External appointments: Non-executive before moving to Lazard where he spent External appointments: Chairman of Liquide in 1997, later going on to roles such Director of Archer Daniels Midland, Director more than 20 years. He was a Non- River and Mercantile Group PLC, Chairman as Chief Executive of the US operations, of Airgas Inc., an Air Liquide subsidiary and executive Director of Galliford Try plc, of Trustees of the Royal Albert Hall pension Chairman of the Board of Air Liquide Canada Director and Chairman of the Environment National Australia Group Europe Limited scheme and Chairman and a founding and several different positions within Air and Society Committee of Air Liquide S.A. and Standard Life Investments (Holdings) partner of Penfida Limited. Liquide where he had responsibility for North Limited. Most recently, Jonathan was American operations, while also overseeing Committees: Member of the Nominations, Chairman of the Remuneration Committee Committees: Chairman of the safety and industrial risk management and Remuneration and Safety, Environment and and Senior Independent Director of Next Remuneration Committee, member of the operations in South America, Africa and the Health Committees. plc and Senior Independent Director Finance and Nominations Committees. Middle East. Pierre then became Senior and Chairman of the Audit & Risk Global Head of Debt Capital Markets, Chairman of AEA Technology Group plc co-head of Banking, Asia Pacific at and Chairman of EngineeringUK. JPMorgan and Global Chairman of the Financial Institutions Group, JPMorgan Skills and competencies: Paul has Chase & Co. a lifelong passion for engineering and innovation, and has spent his career in Skills and competencies: With a the energy, governmental and regulatory distinguished career in the investment sectors. He brings the skills of an banking sector, Therese brings significant experienced Chairman and Chief Executive banking, strategic and international financial to his role as a Non-executive Director. Therese Esperdy (57) management expertise and knowledge of Dr Paul Golby CBE FREng FIET, He adds a valuable perspective to debates Non-executive Director; Independent financial markets to the Board and to her FIMechE, FEI, FCGI (67) on UK regulatory and strategic issues. role as Chairman of the Finance Committee. Non-executive Director; Independent His deep understanding and specific Appointed: 18 March 2014, and This enables her to contribute a constructive experience in safety and risk management appointed to the Board of National Grid viewpoint to Board debates with her sharp Appointed: 1 February 2012 is crucial to his role as Chairman of the USA from 1 May 2015 and incisive thinking. Tenure: 6 years Safety, Environment and Health Committee. Tenure: 4 years Career and experience: Paul is a Career and experience: Therese started Chartered Engineer with a doctorate her banking career at Lehman Brothers, External appointments: Non-executive in Mechanical Engineering, Fellow of External appointments: Chairman of then moved to Chase Securities in 1997. Director of Imperial Brands PLC. the Royal Academy of Engineering, the Costain Group plc, the UK National Air She subsequently held a variety of senior Institution of Engineering and Technology, Traffic Services, the Engineering and roles at JPMorgan Chase & Co. including Committees: Chairman of the Finance the Institution of Mechanical Engineers, Physical Sciences Research Council Head of US Debt Capital Markets and Committee and member of the Audit and the Energy Institute and City of Guilds. and a member of the Prime Minister’s Nominations Committees. He was awarded honorary degrees from Council for Science and Technology. Aston University and Cranfield University. Committees: Chairman of the Safety, Skills and competencies: Mark’s role as Paul was an Executive Director of Clayhithe Environment and Health Committee, Senior Independent Director is essential to plc, before going on to join E.ON UK plc member of the Audit and Nominations the successful operation of the Board. He where he was Chief Executive and later Committees. has an excellent understanding of investor Chairman. Paul also held previous expectations and significant experience in appointments as Non-executive managing relationships with investor and financial communities. During the course Group, she was a corporate/commercial of his career, Mark has gained a broad solicitor in private practice. knowledge within the utilities sector as well as extensive city, international and Skills and competencies: Alison is Mark Williamson (60) accounting experience; this makes him responsible for the legal, compliance and Non-executive Director and ideally suited to his role as Chairman of governance framework for the Group. Senior Independent Director the Audit Committee. Mark also brings She is an experienced commercial lawyer the skills of an experienced Chairman and brings a wealth of practical advice Appointed: 3 September 2012 to his role as a Non-executive Director. Tenure: 5 years and guidance to her current role as Group General Counsel and Company Secretary. Alison Kay (54) She also has expertise in regulatory and Career and experience: Mark is a Group General Counsel and contractual law and legal risk management chartered accountant with considerable External appointments: Chairman Company Secretary financial and managerial experience. He has of Imperial Brands PLC and Chairman from her experience at National Grid. Alison provides support and advice to the a deep knowledge of operating within highly of Spectris plc. Appointed: 24 January 2013 regulated industries from his time as the Directors, Board and its Committees. She brings rigour around corporate governance Group Financial Controller of Simon Group Committees: Chairman of the Audit Career and experience: Alison joined and ensures that Board procedures and plc, Chief Financial Officer of International Committee, member of the Nominations National Grid in 1996 and has undertaken policies are complied with. Power plc and Non-executive and Senior and Remuneration Committees. several roles including UK General Counsel Independent Director of Alent plc. and Company Secretary from 2000 to 2008 External appointments: Member and and Commercial Director, UK Transmission Vice-Chair of the Association of General from 2008 to 2012. Prior to joining the Counsel and Company Secretaries working in FTSE 100 Companies. Board gender Executive and Non-executive Directors Non-executive Directors’ tenure Board members by nationality � � � � � �o�en ��ecuti�e 0�� �ears � �ritis� �en Non�e�ecuti�e ��� �ears �� � � �inc� ��air�an� ��� �ears �anadian � � Corporate Governance  |  Corporate Governance National Grid Annual Report and Accounts 2017/18 43

Corporate Governance continued Corporate Governance Board composition While traditional diversity criteria such as gender and The successful delivery of our strategy depends upon ethnicity are important, we also value diversity of skills, attracting and retaining the right talent. This starts with having experience, knowledge and thinking styles. You can a high-quality Board. Balance is an important requirement read about our Board diversity policy in the Nominations for the composition of the Board, not only in terms of the Committee report on page 58. number of Executive and Non-executive Directors, but also in terms of expertise, diversity and backgrounds. Our Board We will welcome Amanda Mesler on to the Board is comprised of a majority of independent Non-executive as a Non-executive Director from 17 May 2018. Directors whose diverse skills and experience are vital to Andrew Bonfield and Pierre Dufour will step down constructive challenge, debate and for the robust scrutiny from the Board at the conclusion of the 2018 AGM. of management performance and proposals. Governance structure Governance framework: Structure and responsibilities The schedule of matters Board The role of the Board reserved for the Board Our Board is collectively responsible for the effective oversight of the Company and its businesses. It determines the is available on the Company’s strategic direction and objectives, business plan, viability and governance structure that will help achieve Corporate Governance long-term success and deliver sustainable shareholder value. The Board recognises that to promote success over section of our website, the long term we must earn and keep the trust and confidence of our employees, customers, the communities in together with the terms which we operate and wider stakeholders. of reference for each Board committee: The Board sets the risk appetite and determines the principal risks for the Company and takes the lead in areas such www.nationalgrid.com as safeguarding the reputation of the Company and its financial policy, as well as making sure we maintain a sound system of internal control and risk management (see pages 18-21). The Board also plays a key role in setting and Reports from each of leading the Company’s culture. For more information see page 47. the Board committees, together with details of Board Audit Nominations Remuneration Finance Safety, Environment their activities are set out committees Committee Committee Committee Committee and Health Committee on the following pages. oversees the considers the responsible for sets policy, approves reviews the strategies, Company’s financial structure, size recommending strategy and grants policies, initiatives, reporting and and composition to the Board the authority for financing risk exposure, targets internal controls and of the Board and remuneration decisions (including and performance of the their effectiveness, committees and policy for Executive treasury, tax and Company and, where together with the succession planning. Directors and other pensions), credit appropriate, of its suppliers procedures for It identifies and members of the exposure, hedging and contractors in relation identifying, assessing proposes individuals Executive Committee and foreign exchange to safety, environment and reporting risks. to be Directors and for the Chairman; transactions, and health. It also oversees the and executive and for implementing guarantees and services provided management, and this policy. indemnities. by the external establishes the auditors and their criteria for any remuneration. new position. Management Executive Committee committees Disclosure Committee; Investment Committee; Share-schemes Sub-Committee In focus Our Board and its committees Management committees In order that it can operate efficiently and give the right level To help make sure we allocate time and expertise of attention and consideration to relevant matters, the Board appropriately, the Company has a number of management delegates authority to its Board committees. Committee committees, including the Executive Committee and Details of the agendas and schedules of items to be discussed at future Disclosure Committee. You can read more about these management meetings are prepared in accordance with the terms of committees on page 60. committees can be reference of each committee and take account of other found on page 60 topical and ad hoc matters. Board and committee membership and attendance The table overleaf sets out the Board and committee In addition to the vertical lines of reporting, the committees attendance during the year to 31 March 2018. Attendance communicate and work together where required. For is shown as the number of meetings attended out of example, the Finance Committee and the Audit Committee the total number of meetings possible for the individual both review the going concern assumptions and provide Director during the year. recommendations to the Board. If any Directors are unable to attend a meeting, they are At Board committee meetings, items are discussed and, encouraged to communicate their opinions and comments as appropriate, endorsed, approved or recommended to on the matters to be considered via the Chairman of the Board, by the committee. Following Board committee the Board or the relevant committee chairman. The one meetings, the chairman of each committee provides instance of non-attendance during the year was considered the Board with a summary of the main decisions and and determined as being reasonable due to individual discussion points and the minutes of committee meetings circumstances; Paul Golby was unable to attend an Audit are made available so the non-committee members Committee meeting due to the meeting being called at are kept up to date with the work undertaken by each short notice and him having a prior commitment. Board committee. 44 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Corporate Governance

Corporate Governance Board and committee membership and attendance continued Safety, Environment Director Board Audit Finance Nominations Remuneration and Health Sir Peter Gershon 8 of 8 – – 7 of 7 – – John Pettigrew 8 of 8 – 4 of 4 – – – Andrew Bonfield1 8 of 8 – 4 of 4 – – 1 of 1 Dean Seavers 8 of 8 – – – – – Nicola Shaw 8 of 8 – – – – – Nora Mead Brownell 8 of 8 – – 7 of 7 6 of 6 4 of 4 Jonathan Dawson 8 of 8 – 4 of 4 7 of 7 6 of 6 – Pierre Dufour 8 of 8 – – 7 of 7 6 of 6 4 of 4 Therese Esperdy 8 of 8 6 of 6 4 of 4 7 of 7 – – Paul Golby2 8 of 8 5 of 6 – 7 of 7 2 of 2 4 of 4 Ruth Kelly3 2 of 2 2 of 2 2 of 2 2 of 2 – – Mark Williamson 8 of 8 6 of 6 – 7 of 7 6 of 6 – 1. Andrew Bonfield stepped down from the Safety, Environment and Health Committee on 21 April 2017. 2. Paul Golby stepped down from the Remuneration Committee on 15 May 2017. 3. Ruth Kelly stepped down from the Board and relevant Board committees with effect from 31 July 2017. Directors’ induction and training Directors’ induction programme To strengthen the Directors’ knowledge and understanding Following new appointments to the Board, the Chairman, of the Company, Board meetings regularly include updates Chief Executive and Group General Counsel & Company and briefings on specific aspects of the Company’s activities. Secretary arrange a comprehensive induction programme. In January the Board participated in its second EU Market The programme is tailored based on experience and Abuse Regulation training session to ensure it remained background and the requirements of the role. Consideration up to date with market abuse obligations and emerging is given to committee appointments and where relevant, best practice. Examples of other topics on which Board tailored training can be undertaken. members received training during the year included: remuneration and corporate governance developments; A tailored induction programme will be created for culture; and corporate reporting. Amanda Mesler and monitored accordingly. Updates on corporate governance and regulatory matters Director development and training are also provided at Board meetings, along with details As our internal and external business environment of training and development opportunities available to our changes, it is important to make sure that Directors’ skills Directors. Additionally, the Non-executive Directors are and knowledge are refreshed and updated regularly. expected to visit at least one operational site annually. The Chairman is responsible for the ongoing development During the year, site visits were made by Board members of all Directors and agrees any individual training and to a range of the Company’s projects and sites in the UK development needs with each Director. and US, such as to our London Power Tunnels project and our Long Island Gas Control Centre. Pierre Dufour – Non-executive Director induction Safety Pierre, appointed in February 2017, underwent a tailored • Met employees throughout the business and induction programme covering a range of areas of the in key safety roles to discuss safety matters. business, some examples of which are detailed below. • Undertook a number of site visits in the UK and This included matters pertinent to his role on the Safety, US which enabled Pierre to become familiar Environment and Health Committee. with our approach to safety and safety culture. • Received a briefing on our Process Safety Governance and remuneration Management System. • Received a briefing from our legal advisors which included company law and directors’ Stakeholder matters duties; corporate governance; the Market Abuse • Engaged with employees across the business, Pierre Dufour Non-executive Director Regulation; and listing and disclosure obligations. including during multiple site visits in the UK • Met key employees in our Reward team to and US. understand our reward strategy, remuneration • Met with the Group HR Director. policy and current market practice. • Met key employees in the UK and US in regulatory roles. Business and functions • Met with the Director of Procurement and • Met employees across the UK, US and National discussed our key suppliers and how we Grid Ventures businesses and undertook site engage with them. visits, such as to our Isle of Grain LNG site. • Met with the Group Head of Assurance and discussed the key risk and compliance issues. • Met with the Director of Investor Relations. Corporate Governance  |  Corporate Governance National Grid Annual Report and Accounts 2017/18 45

Corporate Governance continued Performance evaluation Board and Committee evaluation This was the third year of our three-year performance cycle, as shown in the diagram below. We undertook an internal Board performance evaluation, led by Mark Williamson, Senior Independent Director. Review cycle: Evaluation Process: Year 3 of review cycle �e � ar �� �o�pre�ensi�e �� Results collated� �� �oard re�ie� �� Action plan a�reed �� 2 � � � � � �uestionnaire co�pleted e�aluated and reported o� outco�e � � � � � �� t�e �oard 1 � � r � a e � �� �o��ittee per�or�ance e�aluations� led �� t�e co��ittee ��airs �e ar � � � ������ �� �ndi�idual per�or�ance re�ie�s �it� t�e ��air�an �ear 1 � ��ternall� �acilitated e�aluation �ear 2 � �nternal e�aluation �� Assess�ent o� ��air�an� led �� t�e �enior �ndependent �irector �ear � � �nternal e�aluation 1. Comprehensive questionnaire completed 5. Committee evaluation by the Board An evaluation of committee performance was also Board members completed a structured questionnaire conducted by the chairman of each of the Board committees. with a series of questions designed to understand the The process broadly followed that conducted by the Board Board members’ views on: with each committee using a tailored questionnaire. • the right skills, capabilities and expertise needed in the Boardroom; Actions were identified as appropriate and agreement • the effectiveness of Board meetings in terms reached that the committees continued to operate of frequency, Board papers and content; effectively. Progress against the action plans will be • the effective use of risk in Board decision- monitored throughout the year by the respective making processes; committee and the Board. • the agreed Company strategy and progress on strategy execution; 6. Individual performance • the Board’s priorities; and The Chairman held performance meetings with each • other actions to improve Board effectiveness. Board member to discuss their individual contribution and performance over the year and their training and 2. Results collated, evaluated and reported development needs. Following these meetings, the The individual responses to the performance evaluation Chairman confirmed to the Nominations Committee questionnaire were reviewed and analysed by the that he considered that each Director demonstrated Senior Independent Director together with the Group commitment to the role and that their performance General Counsel and Company Secretary. A confidential continued to be effective. and non-attributable report was then compiled with recommended improvement actions for discussion Following recommendations from the Nominations by the Board. Committee, the Board determined that all Directors continue to be effective, committed to their roles and 3. Board review of outcome have sufficient time available to perform their duties. The Board discussed the findings of the year’s evaluation and agreed a number of actions for the coming year as 7. Chairman’s performance set out below. The Board also discussed its performance As part of our annual evaluation process, Mark Williamson, generally and agreed that the Board had worked well as Senior Independent Director, led a review of the Chairman’s together as a unit, discharged its duties and responsibilities performance. At a private meeting, the Non-executive effectively, and worked effectively with the Board committees. Directors, with input from the Executive Directors, assessed his ability to fulfil his role as Chairman and considered the 4. Action plan agreed for 2018/19 arrangements he has in place to fulfil his role, given he is • Increase the opportunities for the Board to engage also chairman of the Aircraft Carrier Alliance Management with external experts on key strategic topics Board and of the Join Dementia Research (JDR) Partnership Responsibility: Chairman/Group General Counsel Board, Trustee of The Sutton Trust and the Education and Company Secretary Endowment Foundation and a board member of the • Consider Board agendas and, in particular, whether Investor Forum. It was concluded that the Chairman more time can be devoted to strategic issues showed effective leadership of the Board and his actions Responsibility: Chairman/Group General Counsel continued to positively influence the Board and wider and Company Secretary organisation. Mark Williamson discussed the feedback • Review whether enhancements could be made to and areas for development with the Chairman. how risk appetite is incorporated into Board papers where a decision is required Responsibility: Chairman/Group General Counsel and Company Secretary • Improve the efficiency and speed of Board decision-making by continuously assessing the quality of Board papers Responsibility: Chief Executive/Group General Counsel and Company Secretary 46 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Corporate Governance

Corporate Governance Progress against actions from 2016/17 – culture Company Secretary and the Chairman. A commentary Last year’s internally facilitated evaluation focused on regarding the Board’s work in this area and reviewing the Company’s culture, as well as the role of the Board in progress against each action from last year’s review is set shaping, monitoring and overseeing the culture and a clear out below. Progress against actions arising from last year’s action plan was agreed. Throughout the year, the Board has Board Committee evaluation has also been monitored discussed the progress of the actions identified, which have throughout the year. also been monitored by the Group General Counsel and Actions Commentary Develop a common definition of ‘culture’ for the The Board discussed and agreed a common definition of ‘culture’ for the Board and Executive Committee. Company, which reflects that culture results from the purpose, values, beliefs and behaviours that characterise our Company and guide our practices. Responsibility: Culture is evidenced and promoted by behaviours and actions of employees Chief Executive/Group General Counsel and at all levels. Company Secretary/Human Resources. As a purpose-led organisation, we are guided by our purpose and vision, which set out why we exist and how we create value for our shareholders, customers and wider society, and by our values, which shape how we expect to achieve our purpose and vision. Additionally, our leadership qualities build upon our values and are the common expected behaviours of our leaders. Ensuring clarity of these expectations and that the behaviours and actions of our employees are aligned to these expectations is a continuous focus for us. Determine the Board’s role in guiding the culture The Board considered the importance of the leadership role it plays in of the Company. influencing and monitoring the Company’s culture, setting the standards of good behaviour that align with our values, reinforcing these formally in Responsibility: the Boardroom and supporting management to embed our values, beliefs Chairman/Chief Executive/Group General Counsel and behaviours throughout the organisation. and Company Secretary/Human Resources/ Corporate Affairs. The Board also reviewed the work that had already been undertaken during the current and previous financial year in relation to culture, including embedding the articulation of our purpose and the evolution of our vision and values across the Company. The Board discussed and agreed areas of focus for how it could specifically help to set the right tone from the top and support our culture, both within and outside the Boardroom, including how our Chairman’s Awards and other formal and informal engagement events could be used to achieve this. The Board discussed the areas where the Board plays a key role in shaping and overseeing our culture and agreed an action plan to target these areas (set out below). The Board also considered the importance of remuneration strategy and diversity in supporting the desired culture, being areas where the Board has a clear role. Develop a method for the Board to track culture The Board reviewed and endorsed a scorecard that would be used to monitor within National Grid. and assess culture and which would be regularly reviewed by the Board. The measurement system will highlight where our culture is currently, using both Responsibility: internal and external data, and generate insights that can lead to action. Executive Directors/Human Resources. Assist with the establishment of a desired culture Following agreement of the role and areas of focus for the Board to influence throughout the National Grid businesses. and monitor culture, the Board has targeted these actions to set the tone at the top: Responsibility: Executive Directors/Group General Counsel Visible leadership on culture and open communication about the and Company Secretary. Board’s priorities, activities and the tone set from the top •• continue with Board dinners to informally engage with the business leaders; •• actively promote the Chairman’s Awards as the values-based recognition system; and •• conduct on-site employee interactions aligned to Board meeting agendas and more informal engagement as appropriate. Alignment of the recruitment and appointment of Board and Executive Committee members with the desired culture •• evaluate and recommend candidates for Board and Executive Committee roles on cultural fit, based on values and leadership qualities (balanced with technical qualifications and diversity). In addition, the Board considered how specific business areas, such as the core businesses and National Grid Ventures, should be encouraging our culture in a consistent and targeted way to achieve strategic priorities. Corporate Governance  |  Corporate Governance National Grid Annual Report and Accounts 2017/18 47

Corporate Governance continued Investor engagement We believe it is important to maintain effective channels of our investors during the year regarding the resolutions of communication with our debt and equity institutional put to shareholders at the 2017 Annual General Meeting investors and individual shareholders. This engagement in relation to the approval of the Company’s remuneration helps us to understand their views about the Company policy and Remuneration Report. and allows us to make sure they are provided with timely and appropriate information on our strategy, performance, The Board receives regular feedback on investor objectives, financing and other developments. perceptions and opinions about the Company. Specialist In focus advisors and the Director of Investor Relations provide Institutional investors updates on market sentiment. Additionally, each year, the We carry out a comprehensive engagement programme Board receives the results of an independent audit of investor for institutional investors and research analysts, providing perceptions. Interviews are carried out with investors to 368 the opportunity for our current and potential investors to establish their views on the performance of the business meetings held with meet with executive and operational management. and management. The findings and recommendations institutional and private of the audit are then reviewed by the Board. investors during the This includes: year in 11 countries • meetings, presentations and webinars; Debt investors • attendance at investor conferences across the world; Over the last year, senior group treasury representatives • holding road shows in major investor centres, mainly have met debt investors in the UK, continental Europe and in the UK, Europe and the US; and the US to discuss various topics, such as our full year results • offering the opportunity for individual and upcoming US rate case filings. We also hosted debt stewardship meetings. investors in New York at our teach-in event for our New York Further details on: business and met with debt investors at various conferences investors.nationalgrid.com In the last year, our engagement programme has over the course of the year. focused on updating investors on the progress of our US rate case filings, raising the profile of the US business, We also communicated with our debt investors through Effective and communicating the value presented by the UK regular announcements and the debt investor section of communications business against the challenging UK political and our website. This contains bond information, credit ratings with engaged regulatory backdrop. and materials relating to the subsidiary year-end reports, shareholders – dividend and information about our long-term debt maturity profile, reunification In July 2017, we held a governance and stewardship so investors can see our future refinancing needs. programme event designed to update major investors on our activities over the year and future plans. It provided the opportunity Individual shareholders During 2017 we for attendees to ask questions and meet Non-executive Engagement with individual shareholders, who represent undertook a dividend members of the Board and for our Non-executive more than 95% of the total number of shareholders on reunification programme Directors to further develop their understanding of our share register, is led by the Group General Counsel to reunite our our shareholders’ views. and Company Secretary. shareholders with unclaimed dividend payments and to also During the year, we also held a teach-in event for our Shareholders are invited to learn more about the find shareholders who New York business, hosting investors and analysts in Company through our shareholder networking programme. had lost contact with us. London and New York. This event was designed to update The programme includes visits to UK operational sites, Through the programme, investors and analysts on our rate filing progress in New presentations by senior managers and employees over two we were able to reunite York and provide context for the growth and opportunities days and an opportunity to engage with Board members. our shareholders with in the New York regulated business. Following the success almost £2.5 million of of the engagement programme over the last year, we will In November, Sir Peter Gershon hosted members of the unclaimed dividends be hosting similar events this year, with an investor teach-in UK Shareholders’ Association for presentations given during the year. about our UK business, scheduled for September 2018. by John Pettigrew, Chief Executive, and Aarti Singhal, A copy of our event presentations and associated materials Director of Investor Relations, on our business operations; are available in the Investors section of our website. purpose, vision and values; and financial performance. In his capacity as Chairman of the Remuneration For information on the 2018 Annual General Meeting, Committee, Jonathan Dawson engaged with a number please see page 62. Stakeholders Engagement with our stakeholders continues to be an In addition to existing stakeholder engagement and important priority for us; it supports us in achieving our reporting of this to the Board, a review of our current purpose and vision and is informed by our values. stakeholder engagement activities was undertaken and reviewed by the Board in April 2018. The review considered: The needs of our customers, shareholders and communities • who the Company’s key stakeholders are; are at the heart of everything we do, and our vision statement • our engagement activities with each key stakeholder clearly describes the challenge we have set ourselves – we and the appropriateness of this engagement; will exceed the expectations of our customers, shareholders • the information the Board receives on our stakeholders, and communities today and make possible the energy including as to the outcome of engagement activities; systems of tomorrow. • that stakeholder engagement is a two-way process and whether appropriate stakeholder feedback loops As the owner and operator of regulated utilities and other are in place; and large-scale infrastructure assets, we have a significant • whether there was a need for greater engagement number of important stakeholders and you can read about with any stakeholders at Board level. In focus who our key stakeholders are, why they are important to us and how we create value for them over the long-term During 2018/19, the Board will further consider the on page 6. Company’s stakeholder engagement model and any appropriate enhancements to strengthen the views of our 2018 Annual The Board continues to be very mindful of the need to stakeholders in the Boardroom, including in relation to General Meeting: create value for our shareholders within a framework of employees. Following the Government’s announcement that For more information high standards of corporate governance, and recognises it will be taking steps to strengthen stakeholder engagement on the 2018 AGM, please see page 62, our responsibilities to our wider stakeholders. and the development of a new UK Corporate Governance and the Investor Code, the Board will also review the final legislative and section of our website: Code changes and report on our activities accordingly. investors.nationalgrid.com 48 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Corporate Governance

Corporate Governance Audit Committee The Committee also received regular updates on preparations for and the impact of the new accounting standards which will come into effect in 2018 and 2019 – IFRS 9 (Financial Instruments), IFRS 15 (Revenue from contracts) and IFRS 16 (Leases). An additional meeting was held in January 2018 in advance of the year end to provide an update on the Group’s implementation of IFRS 9 and IFRS 15 and a summary of the key matters where judgement, complexity or a change in the basis of accounting had been identified. Use of Alternative Performance Measures (‘APMs’ or ‘non-IFRS measures’) The Committee has played a key role in reviewing and challenging the APMs presented by management. At the September meeting we discussed the Company’s response Mark Williamson to a comment letter received from the SEC in relation to the Committee Chairman 2016/17 Annual Report, recognising the need to maintain a careful balance between the ongoing scrutiny on the use of non-IFRS measures and the Company’s ability to articulate The Statutory Review of the year the performance of the business and our results under Audit Services for This report provides an insight into the work of the IFRS. Planned enhancements to disclosures agreed by Large Companies Audit Committee over the year in relation to the UK and US the Company have been implemented for the 2017/18 Market Investigation businesses, the external auditors, and our role overseeing Annual Report. (Mandatory Use the Company’s internal assurance functions, as well as the of Competitive Tender Processes significant issues relating to the financial statements which Looking forward and Audit Committee were debated by the Committee during the year. Internal controls relating to financial reporting Responsibilities) The Committee will remain focused on ensuring that Order 2014 – In November 2017 and January 2018, the Group Chief management delivers the planned internal control statement of Information and Digital Officer attended our meeting improvements in respect of IT access controls. compliance. to discuss cyber risk and improvements being made The Company confirms to access controls across all financial systems. Also in New IFRS accounting standards that it complied with January 2018, I visited the UK Finance team, principally The changes introduced by IFRS 9 and IFRS 15 were the provisions of the to better understand the progress being made in implemented with effect from 1 April 2018. We will receive Competition and improving the control environment in the UK. reports from both management and Deloitte with regard Markets Authority’s to the effectiveness of the changes to processes, controls, Order for the financial Continued focus on internal controls relating and systems that have been implemented as a result of year under review. to financial reporting the new requirements. We have continued to focus on improvements to the Group’s financial controls, receiving regular reports from IFRS 16, which will be implemented with effect from both management and Deloitte throughout the year. As 1 April 2019 brings its own challenges around transition noted in last year’s Annual Report and Accounts, during the to the new standard, specifically that US GAAP and IFRS second half of 2016/17 the Group launched a comprehensive are not identical. Management’s implementation timeline review of the design, operation and documentation in respect for this standard sees significant activity during 2018/19 of its key controls relating to financial reporting, the SOX and we will receive further updates in the coming year. refresh programme (the Sarbanes-Oxley Act 2002 (SOX)). Climate-related financial disclosures As part of the SOX refresh, we have focused on improving Following the publication of the final recommendations the Group’s IT access controls and controls in the UK of the Financial Stability Board’s Task force on Climate- finance environment. We have considered the impact of related Financial Disclosures (Task Force, TCFD) a these on the year-end attestation relating to the effectiveness management working group has been meeting regularly to of internal controls in respect of financial reporting required develop our roadmap to implementing the recommendations, under SOX. You can read more about these significant as well as keeping abreast of other relevant developments. issues on the following pages. While the recommendations are not binding, they are seen as highly desirable and the Company has publicly committed Auditor transition to implement the recommendations, although there is a clear Following a formal tender process, Deloitte were expectation that organisations will take time to implement the appointed as our external auditors at the 2017 AGM. recommendations in full. We received progress reports from We have received regular updates from management and management in September 2017 and March 2018 and we will Deloitte on the transition process, including observations continue to receive updates in the coming year. The related around the Company’s processes, controls and accounting financial disclosures included on page 192 are our first steps judgements. Management have worked closely with in the implementation of the recommendations. Deloitte through the transition and are establishing a strong transparent relationship. We welcome and encourage the insight and challenge Deloitte bring. In focus IFRS reporting matters We spent time considering the impact of US tax Mark Williamson reform, the Group’s accounting in respect of its retained Committee Chairman interest in the UK Gas Distribution business, and the Terms of Reference: judgements and methodologies applied by management You can view the in selecting discount rates in relation to long-term Audit Committee Terms environmental provisions and for defined benefit of Reference on the Corporate Governance pension scheme accounting. section of our website: www.nationalgrid.com Corporate Governance  |  Audit Committee National Grid Annual Report and Accounts 2017/18 49

Corporate Governance continued Areas of focus Matters considered Outcome and action Significant issues The most significant issues the Committee considered in relation to the financial statements are set out in the table below. In addition to commentary in these areas, the independent auditor’s report (pages 83-91) also includes other areas of focus, including net pension obligations, environmental provisions, revenue recognition, classification of capital costs and treasury derivative transactions which were also considered by the Committee during the year. Internal controls The Committee received reports at the May 2017, September 2017 The Committee asked management to explain the incremental relating to financial and March 2018 meetings on the key findings and observations arising increases in the number of processes and IT systems considered reporting, including from the SOX refresh programme. The most significant findings related to be in scope for SOX purposes. the year-end SOX to IT access controls across the Group and specific observations in attestation respect of certain business controls in UK Finance. Further details The Committee challenged management on its progress on are provided below. mitigating control observations as they arose and requested additional insight into areas which were subject to shorter-term The Committee has continued to receive updates from management fixes. The Committee sought additional context from management on the progress to remediate the control deficiencies identified in the on its assessment of the severity of the matters identified (in US financial controls environment (building on previous years). The particular the IT control matters noted below), the identification Committee noted that good progress had been made in the US Finance of mitigating controls and the impact on the year-end aggregation team to recruit new talent to add further strength and depth to the team. exercise for SOX purposes. At year end the Committee was pleased to note the historical US control deficiencies had been remediated. Following the update in September, the Committee asked management to look to lessons learned from the US finance The SOX refresh programme had resulted in observations across transformation plan and improvements in the US financial control a number of key UK processes and included a focus on the reliance environment and how these could be applied to the UK financial placed on the data used in controls and on third-party reports, and control environment. the precision of key review controls. The Committee noted the outcome of management’s exercise In response, the UK Executive leadership defined a comprehensive to assess the impact of the control matters identified individually multi-year control programme to identify and implement solutions to and in aggregate, and the conclusions of the relevance of these optimise the UK business control environment while continuing to focus to the year-end SOX attestation (as described further on page 52). on the real-time need of addressing the findings of the SOX refresh programme in the short term. The Committee was pleased to note in May 2018 that there were no business control findings. After careful consideration the In September 2017, the UK CFO presented an update to the Committee Committee concurred with management’s overall assessment on key developments in the UK Finance team, with a particular focus that the Group’s internal control over financial reporting is effective. on financial controls. The Committee considered all the above matters as part of its final SOX conclusions. IT controls A number of improvements were identified as necessary by management At its November meeting the Committee challenged management and Deloitte in respect of access to the Group’s financial systems. on the number of outstanding control improvement actions in the The Committee was provided with a specific update by the Group Chief IT control environment. Information & Digital Officer in January 2018 which focused on the key themes arising and management’s action plans. Further updates were The Committee noted that to ensure appropriate and immediate provided to the Committee in March and May. focus on the matters identified, management had established governance mechanisms across the IS and Finance leadership. The extent of improvements required was more pronounced in the UK, primarily as a result of the UK’s complex legacy IT infrastructure At its March meeting the Committee requested that a short and coupled with the US having benefited from a focus on the financial longer-term remediation plan to deliver sustainable IT-related control environment in recent years. controls, in particular user access, be presented to the Committee in May. The IT control findings related primarily to six key focus areas: privileged access, segregation of duties, user access management, user access Recognising the risk and criticality of executing the outstanding reviews, third-party general IT controls, and the quality of the information actions, the Committee continues to monitor progress closely used in the control. This year, in conjunction with testing performed by and has requested regular updates from management. Deloitte, the Company observed access control improvements required in the infrastructure layer relating to our finance administrative systems which are administered by outsourced service providers. US tax reform On 22 December 2017 the Tax Cuts and Jobs Act (US tax reform) The Committee noted the report received from management was signed into law, taking effect from 1 January 2018. The Committee on the impact of this change on the Company. received an update in March on the main impact on the Company’s IFRS financial results: The Committee challenged the appropriateness of the recognition of a $2 billion exceptional credit to income, in view of the fact that Exceptional gain from rate reduction: The principal impact under IFRS the Company will, over time, be required to return this benefit concerned the impact of the reduction in the headline federal tax rate to customers. from 35% to 21%. The change in the tax rate has given rise to a circa $2 billion exceptional gain as deferred tax assets and liabilities are The Committee was satisfied that the treatment applied was remeasured downwards accordingly. in line with IFRS and requested that management ensure that adequate disclosures of the Company’s commercial and Reduction in US effective tax rate: The reduction in the federal tax rate regulatory arrangements be included in the Annual Report and has also resulted in a reduction in the statutory, adjusted and underlying Accounts to allow users of the financial statements to understand effective tax rates this year, as a blended headline federal tax rate is the economic impact of tax reform on the Company. applied to the US business’s IFRS earnings. Carrying value On 30 April 2018, the Group signed an agreement with Quadgas Bidco The Committee reviewed and concurred with the accounting of interests Holdings Limited (the vehicle through which the Consortium hold their undertaken by management, noting that after accounting for our in Quadgas 61% interest in Quadgas HoldCo Limited) in relation to the potential sale share of profits, and all other movements, the aggregate carrying HoldCo Limited of our remaining 25% interest (the Remaining Acquisition Agreement). value of our interests was £2.1 billion at 31 March 2018, consistent with management’s initial determination of the fair value of the At its May 2018 meeting the Committee considered the implications of interests as at 31 March 2017. this arrangement on the 2017/18 financial statements and, in particular, the £110 million derivative fair value gain recognised in relation to the Further Acquisition Agreement, and the £213 million impairment charged against the carrying value of the Group’s equity interests in Quadgas HoldCo Limited. 50 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Audit Committee

Corporate Governance Areas of focus Matters considered Outcome and action Other areas of focus External auditors The Committee is responsible for reviewing and monitoring the Deloitte’s audit plan for the Group audit, including the identification appropriateness of the provision of non-audit services by the external of significant audit risks and key areas of focus, was formally auditors in the context of reviewing the auditors’ independence. You can approved by the Committee in September 2017 and minor read more about how the independence and objectivity of the external amendments to the plan in January and March 2018. auditors is safeguarded on page 54 and the non-audit services provided by the external auditors on page 55. In May 2018, the Committee considered an assessment by the Corporate Audit team of controls in place to ensure that our The Committee is also responsible for the external auditors selection external auditors, Deloitte, are independent from National Grid. procedure and making recommendations regarding the appointment The controls testing did not find any items that would impact and re-appointment of the external auditors to the Board for shareholder the auditors’ objectivity and independence. approval. For further details of how the external auditors’ performance was reviewed and the outcome, see page 54. The Committee Chairman also provided an oral update to the May Board meeting on the outcome of the audit and explained how the audit had contributed to the integrity of the year-end financial statements and the Committee’s role in that process. Financial reporting The Committee monitors the integrity of the Group’s financial information The Committee noted that the change in the calculation and other formal documents relating to its financial performance and performed to determine the discount rate and other assumptions makes appropriate recommendations to the Board before publication. applied to the UK pension obligations had resulted in a material reduction in the liabilities and had increased the net asset position An important factor in the integrity of financial statements is making sure reported for the UK pension schemes. that suitable and compliant accounting policies are adopted and applied consistently on a year-on-year basis and across the Group. Following consideration of the appropriateness of the change in pension assumptions, the Committee concurred with While there have been no new significant corporate transactions in management’s approach. the year, and no new accounting standards are yet applicable, there were a number of changes to the basis of accounting compared with The Committee discussed whether the results of NGV should the 2016/17 financial statements that the Committee considered: be reported as a separate segment. The Committee noted that •• changes in pension assumptions since 31 March 2017; for the time being, management had chosen not to voluntarily •• the presentation of the results of National Grid Ventures (NGV); and report the results of NGV as a reportable segment, and that •• the adoption of a ‘three column’ approach for our consolidated NGV would continue to be aggregated with ‘Other activities’ Income Statement showing results before and after exceptional for segment disclosure purposes. The Committee agreed items and remeasurements. with management’s approach. Under its Terms of Reference, the Committee is required to review the Additional disclosures have been added in the footnotes to Annual Report and Accounts and any other report filed with the SEC the operating segment note (see pages 109-110) to show containing financial statements, and make recommendations to the how NGV has contributed to revenue, operating profit and Board with respect to the disclosures contained therein. capital expenditure. Alongside its consideration of the Annual Report and Accounts 2017/18, The Committee approved management’s proposal to amend the when reviewing the draft Form 20-F the Committee considered what way in which the consolidated Income Statement was presented information would be disseminated to the SEC at year-end, the basis to adopt a three column approach showing results before and of the preparation of the Form 20-F and the principal SEC disclosure after exceptional items and remeasurements. The Committee matters considered this year. noted that this would provide a more user-friendly approach to presenting results. The Committee recommended the Annual Report and Accounts 2017/18 and the Form 20-F for approval by the Board at its meeting in May 2018. Fair, balanced and At its May 2018 meeting, the Committee considered the requirement The Committee discussed and provided input to management on understandable of the Code to ensure that the Annual Report and Accounts, taken the disclosure and presentation of APMs and non-IFRS measures. as a whole, is fair, balanced and understandable in the context of the The Committee noted the challenges faced by management applicable accounting standards and that it provides the information in reflecting the economic performance of the Company within necessary for shareholders to assess the Company’s position and the confines of IFRS. This needed to be in the context of the performance, business model and strategy. regulations and guidance issued by the FRC, ESMA and the SEC concerning the need to ensure at least equal prominence When considering this requirement the Committee took into between IFRS and non-IFRS measures. consideration the viability statement, going concern statement and an update on significant accounting matters from management. The Committee Chairman in his oral report to the Board in May confirmed that the Committee considered that the Annual Report and Accounts, taken as a whole, was fair, balanced and understandable. Viability statement The Code requires the Board to confirm that it has undertaken a robust The Committee reviewed and challenged the clarity and assessment of the principal risks facing the Company. The impact of completeness of the viability statement to be included in the these risks over the assessment period was tested to determine whether Annual Report and Accounts at its meetings in March and May or not there was a reasonable expectation that the Company would be 2018 and provided comments for management to address. able to continue to operate and meet its liabilities as they fall due during that period. This review then informed the wording of the viability The Committee Chairman in his oral report to the Board in May statement in the Annual Report and Accounts. recommended the statement to the Board for approval. You can find the viability statement on page 26. The Committee received a draft viability statement in March and May 2018 for its review and comment in advance of the Board’s consideration of the statement in May. In support of this review the Committee also received an update on the process and a summary of the outcome of the annual testing of our principal risks. Corporate Governance  |  Audit Committee National Grid Annual Report and Accounts 2017/18 51

Corporate Governance continued Areas of focus Matters considered Outcome and action Going concern At half and full year the Board is required to consider whether the The Committee reviewed the paper and confirmed that it statement going concern assumption is appropriate in preparing the Group’s considered it appropriate to adopt the going concern basis financial statements. in the half and full-year financial statements. In support of this, at its November and May meetings, the Committee The Committee Chairman made recommendations in this respect received a report on the Group’s short-term liquidity and capital to to the November and May Board meetings. The Board considered assist in the going concern determination for the half and full-year and approved the Committee’s recommendation. financial information. The Company’s going concern statement is set out on page 104, note 1A. Sarbanes-Oxley Act The Sarbanes-Oxley Act requires the Company to undertake an In May the Committee noted and agreed with the conclusions 2002 (SOX) testing annual assessment of the effectiveness of internal control over financial of the review of the effectiveness of internal control over financial and attestations reporting. The Committee received regular updates on the status of reporting as required under s.302 and s.404 of the Sarbanes- testing as well as the identified deficiencies (including those discussed Oxley Act and the Disclosure and Transparency Rules and in the significant issues above). management’s opinion on the effectiveness of these controls. The Committee Chairman reported this conclusion to the Board The Committee received updates on the SOX control findings in at its May meeting at which the effectiveness of the internal September, March and May. See page 21 for the Company’s statement control and risk management processes were considered. on the effectiveness of internal control over financial reporting. Disclosure The Committee receives a report from the Disclosure Committee on The Committee took into consideration the oral report received Committee matters relevant to the half and full-year announcements in November from the secretary to the Disclosure Committee when reviewing reports and May. the half and full-year announcements. In November 2017 and May 2018, the Disclosure Committee reviewed The Committee noted that the Disclosure Committee considered the half and full-year results statement and the planned presentations, that the Company’s disclosure controls had operated effectively having regard to the European Securities and Markets Authority (ESMA) over the year. guidance and SEC guidance in relation to the presentation of statutory and adjusted measures. The Disclosure Committee also reports the results of its evaluation of the effectiveness of the Company’s disclosure controls to the Audit Committee. See page 60 for more information on the role of the Disclosure Committee. Corporate Audit The Committee received regular controls updates from the Corporate When considering the updates from the Head of Corporate Audit team. As set out above, this year there has been significant Audit during the year, the Committee challenged management control remediation activity relating to SOX controls, driven by the in relation to the progress made in closing the outstanding refresh programme. These efforts have focused heavily on the UK actions identified by Corporate Audit, in particular in relation finance and IS control environment and the audit findings highlighted to remediation of the significant issues as set out above. the same focus areas. Management has prioritised the actions on controls required as part of SOX remediation as well as continuing work on the Corporate Audit have been supporting management’s remediation plans broader key strategic initiatives. in a number of ways, for example several audits provided direct insight around how to improve the control environment and by providing The Committee considered and approved the proposed advisory support (subject to retaining independence). changes to the audit plan. In March 2018, risk driven changes to the audit plan were proposed: The Committee considered the charter to be appropriate audits added to the audit plan; audits merged due to linkage of business and noted that no changes were proposed. process; audits removed due to a reduced risk profile; and audits deferred to the following financial year due to business change. When assessing the effectiveness of Corporate Audit the Committee noted the annual self-assessment of the function In accordance with best practice, the Corporate Audit Charter was against the IIA standards had resulted in a ‘generally conforms’ reviewed against the Institute of Internal Auditors (IIA) international rating, the highest achievable, and that all the External Quality standards and the IIA model charter. The purpose of the review is Assessment actions raised last year had been implemented. to assess if the purpose, authority and responsibility, as defined in The Committee confirmed that it was satisfied that the the charter, are sufficient to enable the Corporate Audit function to Corporate Audit function had the quality, experience and complete its objectives. No changes to the charter were proposed. expertise appropriate for the business. As part of its annual review of the effectiveness of risk management and Additionally, in accordance with the Committee’s Terms of internal controls, the Committee assesses the effectiveness of Corporate Reference, the Committee considered and approved the Audit and satisfies itself that the function has the quality, experience and appointment of the Head of Corporate Audit in September. expertise appropriate for the business. The Committee also met privately with the Head of Corporate See page 55 for more details on the work of the Corporate Audit team. Audit during the year. 52 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Audit Committee

Corporate Governance Areas of focus Matters considered Outcome and action Risk management The Committee has been delegated responsibility by the Board The Committee noted that the planned enhancements continued and internal control for monitoring and assessing the effectiveness of our risk to be developed and embedded into business processes management processes. to strengthen the management of our most important risks. For example risk classification had been added to the risk In support of this responsibility, the Committee received regular updates identification process. This classification system helps to identify on the risk management processes and any changes as well as updates accumulations of similar risks and which strategies, tactics and on other risk management activities within the business. operations are most vulnerable, and guides the approach to risk mitigation. When undertaking its review of the effectiveness of the risk management and internal control processes (which included financial, operational and Following consideration of the significant aspects of the internal compliance controls) the Committee noted the sources of assurance control and risk management systems and processes for the and various controls that had operated during the last 12 months and year under review, the Committee confirmed that the processes the matters raised in the CEO’s Certificate of Assurance (CoA). provided sufficient assurance and that the sources of assurance had sufficient authority, independence and expertise. The In September the Committee received a proposal from management Committee Chairman reported to the May Board meeting on the to change the frequency of the CoA process from bi-annual to annual. outcome of its annual review and confirmed that management’s The CoA provides a ‘top-down’ assurance process, which complements process for monitoring and reviewing internal control and risk the core compliance and risk management procedures. Removing the management processes are functioning effectively. requirement for the half yearly CoA process would enable the business to focus that time and resource on core compliance and risk The Committee approved the change in frequency of the CoA management procedures and initiatives. process to annual. When making this decision the Committee took into consideration the significant improvements made to You can read more about our risk management process and the review the risk and compliance management processes over the last of effectiveness of our internal control and risk management on pages couple of years and the increased focus on risk and compliance 18-21. Details of our internal control systems, including those relating in the business. The Committee will continue to receive to the financial reporting process, can be found on page 21. regular reports and updates on the core risk and compliance management procedures. Cyber security A report providing insight into the cyber risk control environment of the The Committee noted the progress made by management during risk management Company was presented to the Committee in September and March. the year on the cyber security strategy and that Corporate Audit The reports provided insight into the cyber risk control environment continued to deliver a balanced programme of audits across cyber within the Company based on the findings of Corporate Audit. risk. In relation to the matters identified by the audits, management had been remediating these issues and managing the associated Additionally, following the Committee’s discussion on cyber risk at the risks, in line with the agreed action plans. March 2017 meeting, Deloitte was asked to comment on the reporting Audit Committees receive on this subject at other complex companies. In respect of the report from Deloitte, the Committee noted The report from Deloitte was presented to the Committee in November that reporting to the Board and Audit Committee was aligned along with a paper from management commenting on the findings of with current market practice in terms of frequency and content. the report. Reporting to the Executive Committee was a potential area for improvement which management was reviewing. Compliance The Committee receives bi-annual reports on compliance with external Despite the increase in incidents, the Committee noted management legal obligations and regulatory commitments. In September management that significant improvements had been made in compliance reported that there had been a significant increase in issues compared with performance as indicated by the overall reduction of new issues the previous period. The majority of these issues were related to control during the year, increased closure of issues, progress of action framework and data issues as a result of preparing for compliance with the plans, and overall continued engagement on compliance issues new EU General Data Protection Regulation (GDPR) that would come into within the business. effect in May 2018. Management would continue to improve and embed compliance obligations into the business to ensure that robust control The Committee also noted that the majority of action plans were frameworks are in place, understood and adhered to by the business. on track to resolve the identified compliance issues. Business National Grid Gas’s Gas Transportation Licences require business The Committee considered the reports received and noted that separation separation between UK Gas Transmission and UK Gas Distribution to a high level of compliance was being maintained and no material compliance prevent any unfair advantage being obtained by the UK Gas Distribution business separation issues had been reported during the period. business over other independent distribution networks. Reporting on this matter continues to be required as Ofgem considers that the Company’s The Committee approved the proposal to include the business continued minority shareholding in Quadgas HoldCo Limited (Cadent) separation compliance reports in the wider compliance reports gives rise to a potential conflict of interest. noting that the compliance reports already covered business separation and that any specific incidents which the Committee Business separation compliance reports were submitted to the should be aware of would continue to be reported on an Committee twice in the year, in May 2017 and November 2017. In March exceptional basis, as at present. 2018 management set out a proposal to the Committee that, instead of sending separate reports, the reports on business separation compliance be combined with the wider compliance reports which are provided to the Committee in March and September. Business conduct Ethics and business conduct programmes are part of the internal controls In March the Committee received a business conduct report in place to ensure business conduct issues are identified and effectively for consideration which also included the whistleblowing report. managed. The Committee receives a bi-annual ethics and business conduct This was following a request from the Committee earlier in the report so that it can monitor the management and mitigation of business year that these reports be combined. The Committee noted conduct issues as part of the wider control framework. The reports provide the ethics and business conduct updates and concurred a summary of significant cases and draw out any underlying themes and with management’s view that the whistleblowing procedures action plans to mitigate future occurrences. continued to be effective. The Committee reviews the reporting and whistleblowing procedures The Committee noted the procedures currently in place for annually to make sure that complaints are treated confidentially and that the prevention and detection of bribery and that none of the a proportionate, independent investigation is carried out in all cases. The investigations over the last 12 months had identified cases Committee also received annual reports on the Company’s anti-bribery of bribery. procedures and reviewed their adequacy. Committee The Committee received updates on the action plan agreed following The Committee considered its performance over the year performance the 2016/17 Committee performance evaluation at its November 2017 generally and determined that it had operated effectively evaluation and March 2018 meetings and noted the progress made against the through the year. actions identified. The recommended actions from the 2017/18 evaluation The 2017/18 Board and committee evaluation was conducted were considered and agreed by the Committee in March. internally, see page 46 for more details. The Committee will monitor progress against the action plan over the year. Corporate Governance  |  Audit Committee National Grid Annual Report and Accounts 2017/18 53

Corporate Governance continued External audit The Committee is responsible for overseeing relations with • an annual review by Corporate Audit of the independence the external auditors, including the proposed external audit of the external auditors. They review compliance against plan, the approval of fees, and makes recommendations to the non-audit services policy and the recruitment of the Board on their appointment or reappointment. Details employees from the external auditors by National Grid of total remuneration paid to auditors for the year, including into financial reporting oversight roles. Testing did not audit services, audit-related services and other non-audit identify any items that would impact the objectivity and services, can be found in note 3(e) of the consolidated independence of the external auditors. financial statements on page 113. Audit quality Following a formal tender process concluded in November How the external auditors have demonstrated an 2015, Deloitte was appointed by shareholders as the appropriate mindset, the degree of challenge to Group’s statutory auditors at the AGM in July 2017. management and the communication of contentious issues are all critical to delivering a high-quality audit. The Company confirms that it complied with the provisions of the Statutory Audit Services for Large Companies To maintain audit quality the Committee reviews and Market Investigation (Mandatory Use of Competitive challenges the proposed external audit plan, including its Tender Processes and Audit Committee Responsibilities) scope and materiality prior to approval, to make sure that Order 2014 for the financial year under review. Deloitte has identified all key risks and developed robust audit procedures and communication plans. Auditor transition Deloitte’s transition plan focused on developing a deeper Deloitte’s audit plan was formally approved by the understanding of the Group’s businesses, processes and Committee in September 2017 and minor amendments controls, and leveraging the experience and knowledge of were approved in January and March 2018. PwC during the shadowing period. Deloitte shadowed PwC during the 2016/17 year-end close process and attended The Committee noted that Deloitte would engage specialists Audit Committee meetings in January, March and May 2017. to assist in their audit of the Group IT systems, derivative They also undertook a review of the PwC audit files in the financial instruments, pension obligations, discount rates, UK and US and held meetings with key management. tax balances, as well as utilising employees within the core audit team who have significant experience of regulated Auditor independence and objectivity utilities in the UK and US. Mindset, integrity and objectivity enable auditors to undertake their role with professional scepticism while On a continuous basis throughout the year, the Committee maintaining effective working relationships with those looks at the quality of the auditors’ reports and considers subject to audit i.e. management and other employees. their response to accounting, financial control and audit issues as they arise. In assessing the mindset, professional scepticism and degree of challenge to management, the Committee took The Committee also meets with Deloitte regularly without in to account the observations, recommendations and management present, providing the external auditors with conclusions drawn by Deloitte, in particular in relation to the opportunity to raise any matters in confidence and the findings arising from the SOX refresh and concluded provides the opportunity for open dialogue. This also gives that the performance of Deloitte reflected the relevant the Committee the opportunity to monitor the performance skills, rigour, perseverance and robustness expected. of the lead engagement partner both in and outside Committee meetings. The independence of the external auditors is essential to the provision of an objective opinion on the true and fair view Auditor performance presented in the financial statements. Auditor independence In assessing auditor performance this year, the Committee and objectivity are safeguarded by a number of control considered: the quality of planning, delivery and execution measures, including: of the audit; quality and knowledge of the audit team; • limiting the nature and value of non-audit services effectiveness of communications between management performed by the external auditors in accordance with and the audit team; robustness of the audit including the the Company’s policy on the provision of non-audit audit team’s ability to challenge management as well as services. The Committee receives updates to each demonstrate professional scepticism and independence; regular meeting on all non-audit services approved quality of the reports received; views of management to and confirmed in May 2018 that it is satisfied that the gauge the quality of the audit team and their knowledge non-audit fees do not impair the auditors’ independence. and understanding of the business. • ensuring that employees of the external auditors who have worked on the audit in the past one year (two years Since Deloitte are in the first year of their appointment, the for a partner of the audit team) are not appointed to roles Committee did not take length of tenure into account when with financial reporting oversight within the Company assessing their independence and objectivity. In forming in line with our internal code. its conclusions, the Committee solicited views from the • monitoring the changes in legislation related to senior finance team members most directly involved in auditor objectivity and independence to help ensure the year-end audit. we remain compliant. • providing a business conduct helpline that employees A more detailed feedback process involving a wider range can use to report any concerns, including those relating of individuals from within the Company will take place in to the relationships between Company personnel and summer 2018. The feedback from this process will be the external auditors. taken into account in Deloitte’s planning for the 2018/19 • the rotation of the lead engagement partner at least audit cycle. every five years. Douglas King, the current lead partner, will be required to rotate off in 2022. Auditor appointment • consideration of Deloitte’s annual independence letters. Following consideration of the auditors’ independence and • independent reporting lines from Deloitte to the objectivity, the audit quality and the auditors’ performance, Committee and the opportunity to meet with the the Committee was satisfied with the effectiveness, Committee privately. The Committee chairman has independence and objectivity of Deloitte and recommended regular meetings with the auditors to discuss agenda to the Board their reappointment for the year ended 31 items and other matters of importance. March 2019. A resolution to re-appoint Deloitte and giving authority to the Directors to determine their remuneration will be submitted to shareholders at the 2018 AGM. 54 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Audit Committee

Corporate Governance The Statutory Auditors and Third Country Auditors Following the appointment of Deloitte as external auditor, Regulations 2016 require that the external audit contract all existing projects were carefully considered through is put out to tender at least every 10 years and that the our independence processes throughout the auditor auditors are changed at least every 20 years. The audit will transition period. In particular, the Committee requested be put out to tender in accordance with the requirements. confirmation from both management and Deloitte that there are no valuation services or other prohibited services Non-audit services provided by the external auditors being provided, and no reliance is placed on analysis Last year the Committee approved changes to the provided by Deloitte for any assessments in respect of Company’s policy on the provision of non-audit services asset carrying values for financial reporting purposes. by the auditors to take account of the implementation of These processes have continued throughout the year the EU Audit Regulation and Directive on non-audit services. and the same confirmations have been provided for The revised policy includes a cap on the financial value each service procured. of non-audit services to 70% of the average annual audit fees paid in the last three financial years. The cap will be Total audit and audit-related fees include the statutory fee implemented once we have three years of history of fees and fees paid to Deloitte for other services that the external charged by Deloitte, and so will be effective for the financial auditors are required to perform, such as regulatory audits year ending in March 2021. and SOX attestation. Non-audit fees represent all other services provided by Deloitte not included in the above. During the year the Committee approved amendments to the non-audit service policy. The Committee continues to Internal (corporate) audit be responsible for all non-audit service approvals but it The corporate audit function provides independent, now allows pre-approval for certain specified services. objective assurance to the Audit, Safety, Environment and Health and Executive Committees on whether our Services that have fees of less than £50,000 and are on existing control and governance frameworks are operating a defined list are considered to fall within the ‘clearly trivial’ effectively in order to meet our strategic priorities. In the concept used by the FRC. For any services which do not provision of independent assurance, corporate audit reports meet these criteria, no threshold is applied and approval functionally to the Chairman of the Audit Committee and will be sought from the Committee in advance of the work represents the third line of defence within our three lines of being performed. defence model (see page 21). Assurance work is conducted and managed in accordance with the IIA international The services for which pre-approval can be sought relate to: standards for the Professional Practice of Internal Auditing • audit, review or attest services. These are services that and Code of Ethics. generally only the external auditors can provide, in connection with statutory and regulatory filings. They To keep the Committee informed of trends identified from include comfort letters, statutory audits, attest services, the assurance work and to update on progress against the consents and assistance with review of filing documents; corporate audit plan, the Head of Corporate Audit reports • ongoing work with the UK property team on the review of to the Committee at least twice each year. These reports its commercial property portfolio, which was approved present information on specific audits, as appropriate, and continues to evolve. Our history with Deloitte means summarise common control themes arising from the work that they are the clear choice for relevant expertise. of the team and update on progress with implementing Such work does not include valuation work, or any management actions. other prohibited services; and • other areas such as training or provision of access In order to meet the objectives set out in the Corporate to technical publications. Audit Charter, audits of varying types and scopes are conducted as part of the annual corporate audit plan. Our policy requires that a list of all approved non-audit The audit plan is based on a combination of risk-based work requests is presented to the Committee at each cyclical reviews, reviews of emerging risks and business meeting (other than ad hoc meetings), as well as annually change activity, together with a small amount of work in aggregate to ensure the Committee is aware of all that is mandated, typically by US regulators. The audit non-audit services provided. plan is agile and regularly reviewed to prioritise audits relevant to the needs of and to reflect evolving risks Approval for the provision of non-audit services is given on and changes to the business. the basis the service will not compromise independence and is a natural extension of the audit, or if there are Inputs to the audit plan include principal risks, risk registers, overriding business or efficiency reasons making the corporate priorities, external research of emerging risks and external auditors most suited to provide the service. trends, and discussions with senior management to make Certain services are prohibited from being performed sure the plan aligns with the Committee and Company’s by the external auditors. view of risk. The audit plan is considered and approved by the Committee annually and progress against the plan is Total billed non-audit services provided by Deloitte monitored throughout the year. during the year ended 31 March 2018 were £1.9 million, representing 14% of total audit and audit-related fees. To ensure that the audit plan remains agile and focused In 2016/17, PwC billed £17.3 million for non-audit services on key risks facing the business we have undertaken (87% of total audit and audit-related fees), a substantial periodic reviews of our planned audit assurance activities. proportion of which related to work associated with the Our reviews take into account changes to risk registers, disposal of the UK Gas Distribution business. hot spots and emerging risks in the industry and changes based on engagement with the business. The most significant element of non-audit services provided by Deloitte relates to services provided to the UK property Any in-year change to our audit plan therefore ensures business, principally evaluating possible options for the Corporate Audit adds greater value to the business and use of property assets and support in the preparation can provide greater assurance to the Audit Committee. and submission of planning applications and responses As a result of our reviews since the year end there have to resulting questions. The Company’s relationship with only been minor changes to the audit plan approved by Deloitte Real Estate in the UK dates back several years the Committee in March 2017. and Deloitte were advisors to the Company in 2014 on the establishment of the Group’s St William joint venture (in partnership with the Berkeley Group), through which Deloitte have developed a detailed understanding of our UK property portfolio. Corporate Governance  |  Audit Committee National Grid Annual Report and Accounts 2017/18 55

Corporate Governance continued Finance Committee Following the appointment of a new Group Head of Pensions, the Committee received a report covering his proposed focus areas across the Company. At subsequent meetings, we have focused on scheme valuations, potential future risk management strategies and a review of organisational changes within the Pensions team. As noted on page 145, the Committee also received a summary of the proposed longevity swap in relation to the UK Electricity pension scheme and this was successfully enacted in March 2018. The Committee continued to review the Company’s insurance strategy and received updates on the captive optimisation programme, which was a key priority for the business this year. In order to ensure that we remained informed about insurance market conditions, we received a briefing from senior representatives of a global insurance Therese Esperdy broker on the current position and outlook for the wider Committee Chairman insurance market for the coming year. Examples of other key matters the Committee considered Review of the year during the year included: Following the successful sale of a majority interest in the • funding requirements for the US, UK and National Grid UK Gas Distribution business, this year the Committee Ventures businesses; focused on supporting the reshaped Group in achieving • engagement sessions with UK and US its key business and strategic objectives. This included finance employees; reviewing the Company’s financing strategy and its interest • preparations for the next UK regulatory price control; rate risk management approach, to ensure they would • financial and treasury controls, including continue to support the Company’s earnings and dividend Sarbanes-Oxley controls; policy. The Committee also remained cognisant of changes • credit ratings of Group companies; in the external regulatory and political environment, including • treasury performance updates; Brexit, tax reform in the US, and the ongoing debate around • publication of our tax strategy; renationalisation, focusing on any resulting financial risk. • the draft going concern statement for the half and full year results prior to consideration by the Board; and The Committee has continued to oversee key financial • US energy procurement and UK energy trading activities. aspects of optimising our core business performance. In July, we reviewed the capital structure of our US operating companies, including how this benchmarked externally and how it is managed to reflect our regulatory filings. We received updates on the significant funding activity across our US business, with new long-term bonds Therese Esperdy issued across a number of different operating companies. Committee Chairman During the year, the Committee received a report from external advisors in relation to feedback from debt investors on Company performance and other factors that could impact the Company’s funding programme. Management continue to undertake an extensive debt investor 2017/18 key areas of focus engagement programme, more details of which can • Oversight of financial risk be found on page 48. Outcome: enhanced Committee oversight of financial risk and increased assurance over management In its role of monitoring financial risk, during the year and at decision-making and execution within the agreed its last meeting in April 2018, the Committee discussed and financial risk appetite. approved enhancements to how it assesses financial risk and how it gains assurance as to management decision- • US tax reform making and execution within the agreed financial risk Outcome: scrutiny and shaping of management’s appetite set by the Board. The Committee discussed the proposed response to US tax reform. potential financial risks to the Company created by Brexit; the possible impact of Brexit on the Company’s risk • Pensions management activities; and the proposed actions to Outcome: review of future pension strategy be taken in preparation for the outcome of the Brexit and approval of scheme valuations. negotiation process. • Insurance In April 2017 and January 2018, the Committee also Outcome: supervision of delivery of the Company’s considered the potential impact of the upcoming UK insurance captive optimisation programme and bank ring-fencing reforms on the Company’s risk monitoring of implementation of the insurance In focus management activities. renewal programme. Following final approval in December 2017 of the US Tax Cuts 2018/19 key areas of focus and Jobs Act, and prior to wider consideration by the Board, • The potential financial implications of the next Terms of Reference: the Committee reviewed the potential impact on the Company UK regulatory price control; You can review the and its financing activities of tax reform, together with the • Financing strategy for ongoing capital programme; Finance Committee actions being considered by management in response to the • Oversight and assurance around potential Brexit Terms of Reference on the Corporate legislative changes. Our review included an assessment of financial risks and response; Governance section the potential impacts on credit ratings across the Group as • The implications of US tax reform; and of our website: part of our ongoing focus in this area given the importance • Update of our long-term pension funding strategy. www.nationalgrid.com to the Company of maintaining appropriate ratings. 56 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Finance Committee

Corporate Governance Corporate Governance Safety, Environment and Health Committee of risk for major hazard assets, including key US LNG plants and the Company’s US gas pipeline safety compliance programme. In relation to the environment, the Committee continues to review the Company’s strategy and approach to sustainability, as well as its external reporting of environmental performance, including greenhouse gas emissions (GHG). The Committee has been pleased to see progress against the Company’s continued ambition to reduce GHG while also challenging the businesses on GHG reduction activities. The Committee approved a Group target of a 70% reduction in GHG emissions by 2030, including those from electricity system energy losses, to provide a clear milestone between the 2020 and 2050 Company targets. The Company continues to drive this reduction through mains replacement programmes, reductions in SF6 leakage and energy efficiency measures and the Paul Golby Committee will continue to monitor progress. Committee Chairman In terms of health, the Committee has seen a continued focus by the Company in this area, particularly around mental Review of the year health where the Committee noted that 12% of the workforce During the year, the Committee has seen the Company are now trained in mental health first aid. Interest and support make progress in improving its safety culture throughout in this area remains strong throughout the Company. the businesses, with specific focus on two key areas. Firstly, the simplification of key procedures, where we have Examples of other matters the Committee reviewed during encouraged the proposed development of new Business the year included: Management Systems (BMS) Standards to provide simple • compliance and risk reporting for safety, environment and fit for purpose procedures in relation to safety, process and health matters; safety, environmental sustainability and wellbeing and • consideration of the introduction of new EU legislation health. Secondly, the Company has undertaken work to on EU Security of Gas supply regulations which came develop and encourage key safety leadership behaviours into force in September 2017; across the Group. We have ensured that time and attention • Engineering Assurance Committee Reports on is being focused on incidents with high potential for harm Electricity and Gas; and and the Committee will continue to monitor the progress • review of the Company’s environmental strategy. in this area. (You can read about the Company’s response to the recommendations of the Financial Stability Board’s Task The Group employee lost time injury frequency rate at Force on Climate-related Financial Disclosures on page 192.) 0.10 remains in line with last year. However, November marked a year since the death of an employee working in our UK Electricity Transmission business. Since my report last year, the Committee has spent considerable time with the business to understand the cause of this fatality, to consider the findings of investigations and to monitor the implementation across the Company of the lessons learnt Paul Golby from this incident. The Committee received a closeout Committee Chairman report on the progress at its April 2018 meeting. The Committee has reviewed the impact of culture on safety and the behaviours underpinning this. For example, 2017/18 key areas of focus whether employees feel able to speak out where there • US Gas Pipeline Safety: might be safety concerns. We found that while our people Outcome: Supervision of delivery of the Company’s are generally good at speaking out, encouragement of US gas pipeline safety compliance programme. positive behaviour still needs to be increased. To further understand this issue, in September, the Committee held • Carbon Reduction: a workshop with external behavioural safety experts, which Outcome: The Committee approved a Group target considered how to promote a positive and engaging safety of 70% reduction in GHG emissions by 2030. culture across the Company. The Committee is pleased to note that this workshop has been cascaded to all senior • Health and wellbeing: leadership across the Company. Outcome: Monitoring of the Company’s move from its previous five year programme structure to a rolling one The US business continues to focus on switching errors, year analysis of the health challenges in the business. which although slightly improved from last year, still remains at an unacceptable level. I previously reported that the US • Engineering Assurance: business had engaged an external consultant to review Outcome: Monitoring measures being taken to these issues and through this five key categories have been mitigate risks at major hazard sites, including key identified to drive improvements. The Committee continues US LNG plants. In focus to monitor progress in this area. 2018/19 key areas of focus The process safety management systems of the Company • Monitoring the implementation of key Safety, remain an area of focus for the Committee. In January, the Environment and Health BMS Standards Terms of Reference: Committee members received a briefing and reviewed the • Development of leading indicators of safety You can view the Safety, process safety management systems currently in place. • Monitoring action plan to achieve long-term Environment and Health carbon reduction targets Committee Terms of Areas for simplification and improvement were identified and the Committee will receive further updates to demonstrate • Analysis and understanding of near miss incidents Reference on the • Monitoring the progress of switching error Corporate Governance the implementation of the new BMS Standards in this area. section of our website: The Committee has also continued to receive updates on improvements in the US business www.nationalgrid.com the measures being taken to address and mitigate levels Corporate Governance  |  Safety, Environment and Health Committee National Grid Annual Report and Accounts 2017/18 57

Corporate Governance continued Nominations Committee The succession pipeline to the Executive Committee and health of the talent pool further down the organisation is discussed at quarterly Executive Global Talent Pool meetings. Each member of the Executive Committee has specific talent and succession targets. The Board has also met with high-potential employees both in the UK and the US on several occasions during the year. Diversity The creation of an inclusive and diverse culture supports the attraction and retention of talented people, improves effectiveness, delivers superior performance and enhances the success of the Company. While traditional diversity criteria such as gender, age and ethnicity are important, we also value diversity of thought, Sir Peter Gershon skills, experience, knowledge and expertise including Committee Chairman educational and professional backgrounds. Our Board diversity policy sets out our approach to Review of the year diversity on the Board and senior management of National Succession planning has remained the main area of Grid. You can read more about our Board diversity policy focus for the Committee this year. It is important for the and progress towards our objectives opposite. Board to anticipate and prepare for the future and to ensure that the skills, experience and knowledge at Director and senior management level reflect the changing demands of the business. Board composition We recognise that the success of the Company begins with a high-quality Board and senior management team. Sir Peter Gershon Key to this is the make up of the individual members. Committee Chairman During the year a formal process was undertaken by the Committee to find an appropriate new Non-executive Director, to strengthen the experience and skills on the Board and its Committees. Following a thorough and rigorous process, Amanda Mesler 2017/18 key areas of focus was appointed as a Non-executive Director to the Board • Board succession planning with effect from 17 May 2018. Amanda brings a wealth of • Non-executive Director search and appointment experience in different sectors to National Grid’s Board, in • Review of Executive Committee succession particular in the area of the application of technology. • Updates on the external reviews on diversity • Review of the Chairman’s performance, led by Amanda’s appointment is part of our ongoing commitment Mark Williamson, the Senior Independent Director to build and maintain an effective Board which is high- • Review of Director independence and quality in terms of expertise, diversity and background. potential conflicts In focus On appointment Amanda will join the Audit, Finance and Nominations Committees. See opposite for more details 2018/19 key areas of focus on the search and appointment process. • Board succession planning to optimise the regeneration of the Board while maintaining a Terms of Reference: Talent pipeline degree of continuity of knowledge and experience You can view the During the year the Committee received an update on the through the next UK regulatory review Nominations Committee current strength of the pipeline to our Executive Committee • Executive Committee succession planning and the Terms of Reference on the Corporate roles and specific actions to mitigate succession risk development of high potential internal candidates Governance section including development of internal candidates and the • Meeting high potential employees below Executive of our website: viability of external hiring as part of the longer-term Committee level www.nationalgrid.com succession plan. 58 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Nominations Committee

Corporate Governance Non-executive search and appointment process Board diversity policy Spencer Stuart were appointed to undertake a search As reported last year, in April 2017 the Committee for a new Non-executive Director, together with a small approved updates to the Board diversity policy and US boutique firm specialising in technology, Hobbs & the associated objectives. Towne, Inc. In January 2018, the Nominations Committee approved • The Committee reviewed and agreed the Non- a few minor updates to the policy including valuing diversity executive Director candidate profile which was of age and educational and professional backgrounds, formulated taking into account the current skills expanding the remit of the policy to include the Executive matrix of the Board members. Committee and its direct reports, and adding a new item • The search agencies conducted initial searches in relation to the development of the talent pipeline to the and produced a list of potential candidates which Board and the senior management team in support of was reduced to a shortlist by the Chairman. the two objectives approved last year. • At the November 2017 Committee meeting it was agreed that the Chairman would interview the shortlisted The policy applies to the Board, the Executive Committee candidates and a sub-group of the Nominations and direct reports to the Executive Committee. It does Committee (John Pettigrew, Therese Esperdy, not apply directly to diversity in relation to the remaining Mark Williamson and Jonathan Dawson) would employees of National Grid as this is covered by other interview the final candidate(s). policies and the National Grid Inclusion Charter. • At the January 2018 Committee meeting, the shortlisted candidates from Spencer Stuart were reviewed and the As set out in our Board diversity policy: Committee members gave feedback on the prospective • All Board appointments will be made on merit, candidates they had met. in the context of the skills and experience that are • Following discussion, it was agreed one candidate needed for the Board to be effective. would progress to the next stage of the process to • We will only engage executive search firms who meet with the Nominations Committee sub-group. have signed up to the UK Voluntary Code of Conduct • Subsequent to the January meeting, one further on Gender Diversity. Hobbs & Towne, Inc., a small candidate from Spencer Stuart and two candidates US firm, is not a signatory to the UK Voluntary Code from Hobbs & Towne, Inc. were selected to meet of Conduct on Gender Diversity (but they did provide with the Chairman in March. us with a number of diverse candidates). This deviation • At the March 2018 Committee meeting, Committee from the policy was felt to be appropriate to ensure members and the Chairman gave feedback on the a comprehensive search of the marketplace in the initial shortlisted candidates. The Chairman met with niche area of technology and innovation. Our new the preferred candidate shortly after the March Committee Non-executive Director, Amanda Mesler, was a meeting to further test the candidate’s credentials and candidate from Spencer Stuart. ensure that the majority of requirements set out in the • We will continue to make key diversity data, both specification would be met by the appointment. about the Board and our wider employee population, • The Committee agreed the preferred candidate and available in the Annual Report and Accounts. made a recommendation to the Board in April 2018. • The Board approved the recommendation and We will continue to review our progress against the Board Amanda Mesler was appointed to the Board with diversity policy annually and report on our progress against effect from 17 May 2018. the policy and our objectives in the Annual Report and Accounts along with details of initiatives to promote gender and other forms of diversity among our Board, Executive Committee and other senior management. Examples of the initiatives to promote and support inclusion and diversity throughout our Company are set out below and on page 37. Objectives Progress The Board aspires to meet the target of 33% of Board and Objective ongoing Executive Committee positions, and direct reports to the Executive Following the departure of Ruth Kelly from the Board in July 2017 Committee, to be held by women by 2020. the percentage of women on the Board has fallen to 27.3%. Following the recent appointment of Amanda Mesler to the Board there will be 33.3% women on the Board. In our Executive and Non-executive Director searches we take this into consideration, however all appointments are made on merit. We currently have 33% women on our Executive Committee and 31% women direct reports to the Executive Committee. We are undertaking the following actions to help achieve our target: •• All senior external recruitment requires a diverse list of candidates to be considered as part of the selection process. •• All talent meetings have inclusion and diversity moments at the start to ensure an inclusive mind set when discussing talent moves and promotions. •• All Executive Directors have diversity targets. The Board aspires to meet the Parker Review target for FTSE Objective met 100 boards to have at least one director from a non-white ethnic We currently have one Director from a non-white ethnic minority minority by 2021. on the Board. Additionally, our mandatory requirement for a diverse candidate pool should ensure that we continue to have the opportunity to recruit further persons from non-white ethnic minorities in the future. Corporate Governance  |  Nominations Committee National Grid Annual Report and Accounts 2017/18 59

Corporate Governance continued Our Executive Committee Membership Key Member of the Board and Executive Committee Full biographies on page 42 Secretary to the Board and member of the Executive Committee Full biography on page 43 John Pettigrew Andrew Bonfield Chief Executive and Finance Director Member of Executive Committee Committee Chairman Dean Seavers Nicola Shaw Alison Kay Executive Director, US Executive Director, UK Group General Counsel and Company Secretary Badar Khan Mike Westcott George Mayhew Adriana Karaboutis Group Director, Corporate Development Group Human Resources Director and Group Corporate Affairs Director Group Chief Information and and National Grid Ventures Group Commercial Property Director Digital Officer Badar joined the Company in 2017. He is Mike is responsible for setting and delivering George is responsible for setting and Adriana is responsible for the development responsible for competitive businesses the global HR agenda and driving long-term delivering the Group’s public policy, of a Group-wide digital strategy, delivery globally including interconnectors, LNG, sustainable value from our surplus property legislative and communications strategy. of information systems and services, metering, renewables and distributed portfolio. Previously, he worked for Diageo Prior to joining National Grid, he worked digital security and risk as well as overall energy. He also leads group strategy plc for 14 years in a number of senior HR at BAE Systems plc, Centrica plc and security. Previously, she worked as an and technology & innovation globally. roles, including HR Director at Diageo Granada Media Group undertaking innovative technology executive and a Previously, he worked at Centrica plc for International Markets and HR Director a number of corporate and public business leader for Biogen, Dell, Ford, 14 years in the UK and US, including for North America. affairs roles. and General Motors. 4 years as CEO of Direct Energy, the North American subsidiary which provides External Appointments: Board External Appointments: None. External Appointments: Board of electricity, natural gas and home services. of Trustees at SportsAid and Board Directors of Perrigo Company plc and of Centrepoint. of Advance Auto Parts. External Appointments: None. Examples of key areas of focus Led by the Chief Executive, the Executive during 2017/18 Committee oversees the safety, operational Disclosure Committee and financial performance of the Company. The Disclosure Committee assists the Chief Executive • Progress towards a generative It is responsible for making day-to-day and the Finance Director in fulfilling their responsibility safety culture. management and operational decisions it for overseeing the accuracy and timeliness of • Delivering improved considers necessary to safeguard the interests disclosures made – whether in connection with operational performance. of the Company and to furthering the strategy, our presentations to analysts, financial reporting • Delivering successful business objectives and targets established obligations, or other material stock exchange regulatory outcomes. by the Board. It approves expenditure and announcements, including the disclosure of price • Building capacity and capability other financial commitments within its authority sensitive information. The Committee is chaired by to enable future growth and levels and discusses, formulates and approves the Finance Director and its members are the Group deepening succession cover. proposals to be considered by the Board. General Counsel and Company Secretary, the Group Tax and Treasury Director, the Group Financial • Progressing the execution of our corporate strategy. The nine Committee members have a broad Controller, the Director of Investor Relations and range of skills and expertise, which are updated the Head of Corporate Audit. Others attended through training and development. Some as appropriate. members also hold external non-executive Examples of key areas of focus directorships, giving them valuable board This year the Committee met to consider the for 2018/19 experience. As previously announced, Andrew announcements for the full and half-year results as • Continue progress towards Bonfield will be stepping down from his role on well as the announcement relating to completion of a generative safety culture. the Board and the Committee at the end of the the sale of the UK Gas Distribution business and the 2018 AGM. Andy Agg, currently Group Tax and issue of the notice of the General Meeting to approve • Drive our operational and Treasury Director, will be appointed as Interim the return of cash following the sale. The Committee customer performance. Finance Director pending the appointment reported on relevant matters to the Audit Committee. • Deliver on our regulatory strategy. of a permanent Finance Director and will • Develop and source talent and become a member of the Committee. The Committee reports the results of its evaluation leaders to deliver our strategy of the effectiveness of the Company’s disclosure and vision. The Committee officially met 12 times this year, controls to the Audit Committee. • Position National Grid as a purpose- but the members interact much more regularly. led business and as a leading voice Those members of the Committee who are not in energy transformation. Directors regularly attend Board and committee meetings for specific agenda items. This means that knowledge is shared and all members are kept up to date with business activities and developments. 60 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Our Executive Committee

Corporate Governance Statement of compliance with and application of the UK Corporate Governance Code For the year ended 31 March 2018, the Board considers that for the period under review it has complied in full with the provisions of the UK Corporate Governance Code 2016 (the Code), available in full at www.frc.org.uk. Our statement of compliance below, together with the rest of the Corporate Governance report, explains the main aspects of the Company’s governance structure to give a greater understanding of how the Company has applied the principles and complied with the provisions in the Code. The Corporate Governance report also explains compliance with the Disclosure Guidance and Transparency Sourcebook. The index on page 62 sets out where to find each of the disclosures required in the Directors’ Report in respect of Listing Rule 9.8.4. A. Leadership Around each of the eight scheduled Board B.3 Time commitment A.1 The role of the Board meetings, the Chairman held meetings with Non-executive Directors are advised of the Our Board is collectively responsible for the the Non-executive Directors without the time commitment and travel, expected from effective oversight and long-term success of Executive Directors present. them on appointment. The time commitment the Company. It also determines the strategic of each Director is kept under review by direction, business plan, objectives, principal B. Effectiveness the Nominations Committee. External risks, viability of the Company and governance B.1 The composition of the Board commitments, which may impact existing structure that will help achieve the long-term The Board believes it operates effectively time commitments, must be agreed with the success of the Company and deliver sustainable with an appropriate balance of independent Chairman. Details of external appointments shareholder value. Non-executive and Executive Directors who are set out in the biographies on pages 42-43. have the right balance of skills, experience, As part of the evaluation of the Chairman, The Board sets the risk appetite and principal independence and knowledge of the Company. the Non-executive Directors, with input from risks for the Company and takes the lead in Details of our Board, their individual biographies the Executive Directors, assessed his ability areas such as safeguarding the reputation of and committee membership are set out on to fulfil his role as Chairman, taking into the Company and its financial policy, as well pages 42-43. Board and committee attendance account other significant appointments. as making sure we maintain a sound system during the year to 31 March 2018 is set out of internal control and risk management on page 45. The size and composition of the With the agreement of the Board, Executive (see pages 18-21). Board and its committees is kept under review Directors gain experience of other companies’ by the Nominations Committee to ensure operations, governance frameworks and There is a clear schedule of matters reserved for the appropriate balance of skills, experience, boardroom dynamics through non-executive the Board and a schedule of delegation, which independence and knowledge. The appointments. The fees for these positions are were both reviewed and updated in January independence of the Non-executive Directors retained by the individual. For further details 2018. The schedule of matters reserved for the is considered at least annually along with about the Directors’ service contracts and Board is available on our website, together with their character, judgement, commitment letters of appointment, see page 70 of the other governance documentation. and performance on the Board and Board Directors’ Remuneration Report. committees. The Board took into consideration A.2 A clear division of responsibilities the Code and indicators of potential non- B.4 Development The Board supports the separation of the independence, including length of service. All new Directors are provided with a full and roles of the Chairman and Chief Executive. Following due consideration, the Board tailored induction programme when they are The key responsibilities are clearly documented determined that all the Non-executive appointed to the Board. Details of Director and reviewed when appropriate. The Chief Directors were independent in character induction and ongoing development can Executive is responsible for the executive and judgement. As such the Board confirmed be found on page 45. leadership and day-to-day management of that with the exception of the Chairman, the Company and the Group’s businesses, whose independence is only determined B.5 Information and support to ensure the delivery of the strategy agreed on appointment, all Non-executive Directors The Group General Counsel and Company by the Board. The Chairman manages and leads remained independent throughout the year Secretary makes sure that appropriate and the Board (see below for more information). as defined in the Code. timely information is provided to the Board and its committees and is responsible for A.3 Role of the Chairman B.2 Appointments to the Board advising and supporting the Chairman and The Chairman, who was independent on The Nominations Committee, which comprises the Board on all governance matters. All appointment, is responsible for the leadership the Chairman and Non-executive Directors, Directors have access to the Group General and management of the Board and its leads the process for Board appointments Counsel and Company Secretary and may governance. He makes sure the Board is effective and makes recommendations to the Board. take independent professional advice at the in its role by promoting a culture of openness and The Nominations Committee also considers Company’s expense in conducting their duties. debate, facilitating the effective contribution of all Board succession planning and the leadership To support discussion and decision-making, Directors and helping to maintain constructive needs of the Company. As they will have Board and committee members receive relations between Executive and Non-executive been Board members for more than six years papers sufficiently in advance of meetings Directors. The Chairman sets the Board’s agenda by the time of the 2018 AGM, a particularly so that they can prepare for and consider making sure consideration is given to the rigorous review of Sir Peter Gershon, agenda items. Additionally, the Chairman main challenges and opportunities facing Paul Golby and Nora Mead Brownell was holds a short meeting with the Non-executive the Company, and adequate time is available undertaken, taking into account the need Directors before each Board meeting to to discuss all agenda items, including for progressive refreshing of the Board. discuss the focus of the upcoming meeting strategic issues. as well as afterwards to share feedback from Further details of the formal, rigorous and the meeting. Similarly, the Chief Executive A.4 Role of the Non-executive Directors transparent appointment processes for holds a short meeting with the Executive Independent of management, our Non- Amanda Mesler and the role of the Nominations Directors and the Group General Counsel executive Directors bring diverse skills and Committee can be found on page 59. Spencer and Company Secretary after each meeting experience, vital to constructive challenge Stuart, Hobbs & Towne, Inc and Korn Ferry and shares the feedback from these meetings and debate. Exclusively, they form the Audit, provided external search consultancy services with the Chairman. A clear set of guidelines Nominations and Remuneration Committees, in relation to the appointment of a new is in place to assist the Executive Directors and and their views are actively sought when Non-executive Director. Hobbs & Towne, management on the content and presentation developing proposals on strategy. The Inc does not have any other connections of papers to the Board and committees; and Non-executive Directors monitor the delivery of with the Company. Spencer Stuart provided the quality of Board and committee reporting the agreed strategy and objectives within the risk other recruitment services to the Company’s is an area of continuous focus for management and governance framework set by the Board. subsidiaries and Korn Ferry provided other to ensure the Board receives timely, clear HR-related services for example, the employee and accurate information. Our Senior Independent Director (SID) acts as engagement survey and consultancy services a sounding board for the Chairman and serves to the Company and its subsidiaries. as an intermediary for the other Directors, as well as shareholders when required. Corporate Governance  |  Statement of compliance with the UK Corporate Governance Code National Grid Annual Report and Accounts 2017/18 61

Corporate Governance continued B.6 Evaluation The activities of the Audit Committee, which E.2 Constructive use of General Meetings The 2017/18 performance evaluations of assists the Board with its responsibilities in The AGM provides a key opportunity for the Board, Board Committees and individual relation to risk and assurance, are set out the Board to communicate with and meet Directors were carried out internally. Led by the on pages 49-55. shareholders. Shareholders are able to learn SID, and with input from the Executive Directors, more about the Company through exhibits the Non-executive Directors reviewed the C.3 Audit Committee and auditors and can ask questions directly of the Board Chairman’s performance. See pages 46-47 The Audit Committee is comprised entirely both formally and informally. Company for more information on this year’s Board, of independent Non-executive Directors. representatives and our Registrar are also on Committee, individual Director and Chairman In accordance with the Disclosure and hand to answer any questions shareholders performance evaluations. Transparency Rules and the Code, the might have. composition and competence of the Audit Following the evaluation process, it was agreed Committee was considered by the Nominations Our AGM will be held on Monday, 30 July 2018, that the Board and its Committees continue Committee at its April meeting. The Board at The International Convention Centre in to operate effectively and that each Director, confirmed the recommendations of the Birmingham, and broadcast via our website. including the Chairman, contributes effectively Nominations Committee: that all members The Notice of Meeting for the 2018 AGM, and demonstrates commitment to their role. of the Committee are independent (including available on our website, sets out in full the the chairman of the Committee), that Mark resolutions for consideration by shareholders, In line with the Corporate Governance code, Williamson as a chartered accountant is together with explanatory notes and further the Board expects that the 2018/19 Board considered to have competence in accounting, information on the Directors standing for performance evaluation will be carried out and that the Committee as a whole has election and re-election. externally. competence relevant to the sector in which it operates. In reaching a determination B.7 Election/re-election regarding the Committee’s competence, Index to Directors’ Report Each Director is subject to election at the the skills and experience of the Committee and other disclosures first AGM following their appointment, and members were considered. re-election at each subsequent AGM. Following AGM 62 recommendations from the Nominations The report on pages 49-55 sets out Articles of Association 197 Committee, the Board considers all Directors details of how the Committee has discharged Audit information 82 continue to be effective, committed to their roles its duties during the year, matters reviewed by Board of Directors 42 and have sufficient time available to perform the Committee and how it ensures the auditors’ their duties. Therefore, in accordance with the objectivity, effectiveness and continued Business model 2 Code, Amanda Mesler will seek election and all independence. Change of control provisions 203 other Directors (with the exception of Andrew Code of Ethics 203 Bonfield and Pierre Dufour) will seek re-election D. Remuneration at the 2018 AGM. D.1 The level and components Conflicts of interest 203 of remuneration Contractual and other C. Accountability The Remuneration Committee, comprised arrangements 186 C.1 Financial and business reporting entirely of independent Non-executive Directors, Directors’ indemnity 203 The requirement for Directors to state that they is responsible for recommending to the Board Directors’ service contracts consider the Annual Report and Accounts, taken the remuneration policy for Executive Directors and letters of appointment 70 as a whole, is fair, balanced and understandable, and other members of the Executive Committee remains a key consideration in the drafting and and for the Chairman, and for implementing this Directors’ share interests 76 review process. The coordination and review of policy. The aim is to align remuneration policy to Diversity 37 the Annual Report and Accounts is conducted Company strategy and key business objectives Dividends 8 in parallel with the formal audit process and make sure it reflects our shareholders’, undertaken by the external auditors and customers’ and regulators’ interests. Events after the reporting period 198 the review by the Board and its committees Financial instruments 135 (of relevant sections). The Remuneration Report on pages 63-79 Future developments 4 sets out key aspects of the remuneration Greenhouse gas emissions 16 The drafting and assurance process supports policy as approved by shareholders at the the Audit Committee’s and Board’s assessment 2017 AGM and outlines the activities of the Human rights 204 of the overall fairness, balance and clarity of the Committee during the year. Important events affecting Annual Report and Accounts and the statement the Company during the year 10 of Directors’ responsibilities as set out on page D.2 Procedure Internal control 18 82. The independent auditor’s report is on For further information on the work of the Internal control over pages 83-91 and the Company’s business Remuneration Committee and Directors’ financial reporting 21 model is on page 2. remuneration packages, see the Directors’ Remuneration Report on pages 63-79. Listing Rule 9.8.4 R C.2 Internal control and risk management cross reference table 204 The Board has carried out a robust assessment E. Relations with shareholders Material interests in shares 199 of the nature and extent of the principal risks E.1 Dialogue with shareholders People 36 facing the Company in achieving its objectives The Board as a whole is responsible for including those that would threaten the making sure that satisfactory dialogue Political donations business model, future performance, solvency with shareholders takes place, and members and expenditure 204 or liquidity. Further details can be found on take an active role in engaging with Research and development 204 pages 19-20. shareholders. We believe that effective Risk management 18 channels of communication with the Share capital 199 The Board also sets the Company’s risk Company’s debt and equity institutional appetite, internal controls and risk management investors and individual shareholders are processes. The Board monitors the Company’s very important. More information about our risk management and internal control systems approach to relations with shareholders and undertakes a review of their effectiveness can be found on page 48. annually. Further details are set out on pages 18-21. 62 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Statement of compliance with the UK Corporate Governance Code

Corporate Governance Annual statement from the Remuneration Committee Chairman salary. Other UK-based Executive Directors must hold at least four times their pre-tax salary in National Grid’s shares, which is equivalent to around seven times their post-tax salary. For the US-based Executive Director, the minimum shareholding requirement is also four times his pre-tax salary, which is equivalent to around six times his post-tax salary. This requirement ensures that executives have a longer-term view in their decision-making, are rewarded for achieving success over the long term, and have interests aligned to our private and institutional shareholders – gaining if the share price increases, and sharing in the consequences of share price falls. The largest element of our incentive pay, the LTPP, is measured against the two components through which National Grid earns returns for our shareholders. These are RoE, which measures management’s ability to grow the business profitably; and Value Growth, which comprises growth in assets, less net debt plus dividends paid. The two measures are designed to provide a balance, deterring excessive debt-financed asset growth, while incentivising management to maintain an efficient balance sheet. Jonathan Dawson Remuneration Committee Chairman Consistent with our approach for aligning executive interests to the long term, LTPP awards are determined after a three-year performance period. Furthermore, the shares Introduction that are then allocated to Executive Directors have to be Last year, our shareholders approved National Grid’s held for at least a further two years. remuneration policy for the period 2017 to 2020, with over 97% in favour. At the same time, more than 87% 2. Achievement of short-term (APP) and long-term approved the annual Remuneration Report. The (LTPP) incentive opportunities are linked to National Remuneration Committee and the whole Board are Grid financial performance grateful to shareholders for their support for our policy We focus largely on visible financial measures to assess and our implementation of it. This year, through the the level against which incentive payouts are determined. annual advisory shareholder vote, we are seeking Over 90% of John Pettigrew’s potential incentive pay is shareholder support for the implementation of the calculated on that basis. approved remuneration policy during 2017/18. 3. Discretion and independent judgement is applied National Grid has had another successful year, delivering As a committee, we are willing to exercise discretion when on all our key measures. Underlying operating profit was approving remuneration outcomes for Executive Directors. up by around 6% in constant currency terms to around We reflect on whether the Company’s overall performance £3.5 billion and underlying EPS was up by more than 3% is correctly represented by the financial measures we to 60.4p despite adverse movements in exchange rates. have set, and we shall take account of the performance Strong Return on Equity (RoE) was achieved at 12.3% and of non-financial measures, and the demonstration of dividends were increased in line with policy. Value Added leadership qualities and living our values, before of £2 billion was achieved in the year and contributed agreeing APP awards. to the three-year measure of Value Growth of 11.8%. Value Growth is an internal equivalent to Total Shareholder Last year, for example, we reduced senior executives’ Return (TSR). We also invested £4.3 billion into the APP awards to acknowledge the importance of maintaining business this year, growing our asset base by 6%. a strong safety culture following the tragic fatality of one of National Grid’s employees in the UK. Also last year, What is our remuneration policy seeking to achieve? we included within the LTPP a portion of the Value Our objective in developing our remuneration policy Added from the sale of a majority interest in the UK Gas is to ensure we pay our senior executives in a way that Distribution business to reflect the Executive Directors’ incentivises stretching performance, is fully aligned to role in crystallising shareholder value from the Gas the way National Grid earns its returns for shareholders, Distribution sale. and actively supports our strategy and values. This year, the Committee has not exercised discretion either The main features of our remuneration policy are as follows: positively or negatively. I also wish to confirm that the LTPP and APP plans both state that the Committee has absolute 1. Significant weighting towards business discretion to determine whether exceptional circumstances performance over the long term exist which justify whether any or all of an award should Nearly three quarters of John Pettigrew’s variable pay be forfeited, even if already paid. Examples of exceptional opportunity is represented by the Long Term Performance circumstances include, but are not limited to, material Plan (LTPP). We emphasise this over the Annual Performance misstatement, misconduct of the participant, a significant Plan (APP) because National Grid is a long-term business. environmental or health and safety issue, failure of risk We want to make sure investment decisions are made, and management, and if certain other facts emerge after operating efficiencies achieved, against this background. termination of employment. We would not hesitate to use this ability to clawback incentive awards paid to Most of senior executives’ variable pay is settled in National executives where we determine that the payment Grid’s shares. For Executive Directors, some 85% of their levels were unjustified given new information. variable pay opportunity is delivered in shares. To summarise, in setting Executive Director pay, we take We also require senior executives to maintain very high account of a wide range of factors to inform decisions that shareholdings in National Grid. As CEO, John Pettigrew has are fair given each executive’s accountabilities, individual to hold at least five times his pre-tax salary in National Grid’s contribution, business performance, and the wider shares, which is equivalent to around nine times his post-tax workforce pay outcomes. We illustrate this overleaf. Corporate Governance  |  Directors’ Remuneration Report National Grid Annual Report and Accounts 2017/18 63

Directors’ Remuneration Report How our variable pay is determined Financial measures + Individual objectives + Committee discretion + Malus/clawback Specific financial performance Other performance considered measures considered Objectives are set on Return on Equity APP an individual basis, 1-year dependent on role Value Added performance period remit and requirements. Committee considers wider (up to 125% of salary) Includes wider business Adjusted EPS business performance Committee has absolute measures as appropriate as well as individual discretion to apply malus/ demonstration of leadership clawback in exceptional qualities and values, and will circumstances adjust as appropriate LTPP Return on Equity 3-year performance period n/a (up to 350% of salary for Value Growth CEO, 300% for other EDs) How do we report on Directors’ remuneration? Executive Director alignment Our aim is to be highly transparent so shareholders As I stated above, a key element in our remuneration can assess whether remuneration paid to executives strategy is to require senior executives to have a substantial is appropriate, given both the financial and operational shareholding in the Company. The purpose of this is to performance of the Company and executives’ individual make sure executives share the benefit of any growth in the performance. We have reviewed feedback from last year’s share price and the effects of any fall. The last year has seen report and have further enhanced how we analyse and a decline in our share price. We have examined carefully describe executives’ individual performance. whether this was a consequence of executives’ performance or the result of other factors. We concluded that the decline in A particular focus has been to provide further detail of the share price over the period was driven by a combination their individual objectives, as set out on pages 71-73. This of factors, including rises in bond yields and negative includes an explanation both on positive aspects and on sentiment around political and regulatory uncertainty in the areas where we consider performance fell short of stretch UK. Additionally, we noted the continued strong operational targets. We continue to include full retrospective disclosure and financial performance of the Company. This includes of performance against the financial targets we set last year Group RoE and Value Growth, which are key performance in respect of the APP, as set out on page 71. indicators for the Company and key measures of value creation for shareholders. Review of performance for the year APP We also noted that during the year, the value of John APP payouts for Executive Directors comprise 70% based Pettigrew’s shareholding, taking account of the value of on the achievement of Company financial measures and shares after the share consolidation exercise and shares 30% based on the achievement of individual objectives. As vested in the year, fell by some £750,000 – equivalent to in prior years, technical adjustments are made to the EPS around 160% of his post-tax salary. This serves to illustrate outturn to account for the impact of timing and storms, and powerfully what we mean by alignment of interest with to target to reflect the net effect of currency adjustments, shareholders and why we regard it as a central feature certain actuarial assumptions on pensions, scrip dividend of our remuneration strategy. uptake, and to ensure consistency of accounting treatment. Thus, the reported figure was adjusted down from 59.5p Annual salary review to 58.0p and the target was reduced from 57.7p to 57.0p. As I have stated in the last two remuneration reports, the Technical adjustments have also been made to Group RoE Committee decided not to award John Pettigrew and Nicola which has resulted in an increase to target of 0.2% primarily Shaw salaries at our assessment of the appropriate levels to reflect the net effect of currency adjustments and to for their roles when they were initially appointed. Instead, ensure consistency of accounting treatment. This year I wrote that over time we would make increases in excess there have been no discretionary adjustments made by of the managerial salary increase budget, subject to their the Committee to any of the APP financial results. individual performance. This approach is consistent with that for the wider employee population, where employees The performance of the respective financial measures has may begin a role at up to 20% below our assessment of resulted in outturns ranging from 58.7% to 85.0% of the market levels, but subsequently may receive significantly maximum for the financial portion. The performance against larger salary increases than budget when justified by individual objectives has resulted in outturns ranging from individual performance. 74.0% to 81.0% of the maximum for the individual portion. Taking both financial and individual performance together, Last year, following a review of both John Pettigrew’s and the overall APP awards to Executive Directors on the Board Nicola Shaw’s performance in their respective roles, the at 31 March 2018 range from 63% to 83% of the maximum Committee increased their base salaries by 9% (comprising award which amounts to payments of between 79% and the UK budget of 2.6% and a further 6.4%). I indicated that 104% of salary. Details of the APP payouts are presented on we would follow a similar approach this year, and we have pages 71-73, including the full range of performance levels therefore considered John Pettigrew’s and Nicola Shaw’s for each of the financial measures and also commentary individual performance during the year to assess whether on each of the Executive Directors’ performance against this approach continues to be justified. individual objectives. In John Pettigrew’s case, the Committee concluded that in LTPP his second year as CEO he had continued to build on his The 2015 LTPP awards vest in July 2018. The three-year strong first year in the role. We considered, taking account performance period ended on 31 March 2018 and vesting also of the employee opinion survey, that he had made outcomes ranged from 66.3% to 86.0%. As with last year, robust progress in developing National Grid as both a this year’s LTPP vesting also benefitted from the inclusion purpose and performance-led organisation. He has focused of a portion of the value arising from the sale of a majority the US business on advancing its strategy, with successful interest in the UK Gas Distribution business in 2016/17 in new rate case filings and new capital delivery and gas the Value Growth measure, as this event occurred within enablement capabilities. the 2015-2018 performance period measured. 64 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Directors’ Remuneration Report

Corporate Governance The US is now a critical part of National Grid’s growth strategy. Developments for 2018/19 It has an annual capital expenditure of some £2.5 billion, has Looking ahead, the Committee’s work will be dominated some 16,000 employees, and is delivering a strong and growing by considering the impact of RIIO-T2 on our remuneration return on equity. In the UK, John has been actively engaged structure. on consultations over RIIO-T2 and making good progress in preparing our business to operate successfully in the RIIO-T2 Shareholders will know that National Grid’s first eight-year RIIO period. John has also overseen the work culminating in the regulatory period in the UK will conclude on 31 March 2021. recent announcement of an option agreement with Quadgas Given the bulk of senior executive remuneration comes from for the potential sale of the remaining 25% stake in Cadent. the LTPP, we shall need to consider what arrangements should be made for the LTPP awards whose performance He has also focussed National Grid in both the US and periods straddle the two regulatory periods. the UK on the new energy agenda, the challenges and opportunities brought by the emergence of new technology The challenge is illustrated below: and their implications for transmission and distribution. National Grid Ventures, established as a new business ������� ������� ������� ������� ������� ������� in 2017/18, has taken shape and begun to deliver on its strategic priorities. He has also further strengthened the June 2019 senior team, in particular appointing Adriana Karaboutis award our new Chief Information and Digital Officer, while developing our talented people across the Company. June 2020 award As Executive Director for the UK, Nicola Shaw has led the complex and time-critical work with Ofgem on preparing for the successful separation of the Electricity System Operator �er�or�ance �er�or�ance period �oldin� from the rest of the UK business. She has also enhanced period i�pacted �� R�����2 period our focus on making the UK regulated businesses more responsive to the needs of our customers. The first such LTPP will be granted in June 2019, the outturn Nicola has made excellent progress in leading the of which will be based on two years of RIIO-T1 performance development of plans that will enable the UK regulated and one year of RIIO-T2 performance. The second will be transmission network businesses to operate successfully in granted in June 2020, the outturn of which will be based the anticipated RIIO-T2 environment. She has facilitated the on one year of RIIO-T1 performance and two years of smooth decoupling of the Gas Distribution business from RIIO-T2 performance. National Grid and its success in establishing itself as an independent company, while ensuring our interests as a We shall not know what Ofgem will determine as National minority shareholder were properly protected. In addition, Grid’s regulatory allowances for RIIO-T2 at the time the 2019 she has significantly strengthened the pool of our talented grant is made, so we shall need to agree the most suitable people across the UK business. set of measures to put to shareholders at the 2019 AGM. We are assessing several alternative ways of addressing this For the coming year, the Committee has decided to reflect challenge and I anticipate consulting our leading shareholders progress in role and to reduce the gap to our mid-market from late autumn of 2018 to establish what would be the most policy level by awarding a salary increase of 6% to each of suitable approach. Our proposals will be put to shareholders John Pettigrew and Nicola Shaw. This comprises, as last at the 2019 AGM for policy approval. We shall also take the year, an element representing the overall UK managerial opportunity at that time to review all aspects of our policy. salary increase budget which this year is 2.2%, coupled with a further 3.8%. We intend to apply a similar approach next Separately, we have already decided to make a small year, subject again to individual performance, which should change to the composition of the financial measures for the result in salaries that are in line with the Committee’s APP for the performance year 2018/19. Last year, I said we assessment of the appropriate salaries for the roles. Our were planning to sharpen the focus on regional business expectation is that from 2020, we shall employ the same performance by adopting a combination of business specific approach as for the other Executive Directors, i.e. setting Value Added and business specific regional Return on Equity increases that are aligned to the managerial salary increase as the primary financial measures for senior executives with budget, again subject to individual performance. responsibilities specific to a business unit. We have decided to augment this approach this year by adding a further The Committee agreed a salary increase for Dean Seavers measure – business specific operating profit. The financial of 3% in line with the US managerial salary increase budget. measures together will continue to represent 70% of the overall APP award for all Executive Directors, the other 30% Resignation of Andrew Bonfield being based on achievement of personal objectives. We As has been announced, Andrew Bonfield will be leaving shall be reporting on this in the 2019 Remuneration Report. National Grid at the end of July to take up a new role in the We are not making any changes to the financial measures United States. In accordance with our policy for executive for the CEO or Finance Director. resignations he will not be eligible to receive a June 2018 salary increase, a 2018 LTPP award, or a discretionary prorata APP Conclusion payment in respect of his four months’ contribution within the We have carefully considered the outcomes of the 2018/19 financial year. Andrew remains eligible for an APP APP and LTPP for this year and we believe they are a award in respect of the 2017/18 financial year and he is also fair reflection of the performance of the senior executive eligible to receive the 2015 LTPP shares that will vest on 1 July team. We also consider that the shareholding requirement 2018. Details of the values of these awards can be found on for senior executives has ensured that they have been pages 71-74. He will forfeit all unvested LTPP shares granted to significantly exposed to the fall over the last year in National him under the 2016 LTPP and 2017 LTPP. Andrew is subject to Grid’s share price, thereby demonstrating real alignment a 12 months’ notice period and as a condition for releasing him with the wider shareholder body. early the Committee has required him to maintain a holding in National Grid shares to the value of at least 200% of his current Accordingly, on behalf of the Committee, I commend this salary for a period of three years ending on 31 July 2021. This report to you and ask for your approval at the AGM in July. reflects the significance of Andrew’s role to date within National Grid, in particular regarding our preparation for the RIIO-T2 regulatory period which commences in April 2021. Committee membership There has been no change in the composition of the Jonathan Dawson Committee since the end of last year. Pierre Dufour is not Committee Chairman seeking re-election and will leave the Board on 30 July. Corporate Governance  |  Directors’ Remuneration Report National Grid Annual Report and Accounts 2017/18 65

Directors’ Remuneration Report continued At a glance Performance A comparison of the total 2017/18 single figure of remuneration with the maximum remuneration if variable pay had vested in full is set out below for the four Executive Directors in office for the full year. For Dean Seavers a depreciation in 2015 LTPP value is shown due to a reduction in ADS price between the grant price, $66.9618 and the estimated vesting price of $55.1600. Total remuneration ���� ���� ����� ����� ����� ����� ����� Executive Maximum if variable pay 2017/18 single figure Director vested in full £’000 remuneration £’000 ����� Andrew Bonfield 4,345 3,847 ����� �e� ����� ����� 201� ���� � s�are appreciation/ John Pettigrew 3,945 3,519 depreciation and di�idend ����� e�ui�alent �alues ����� Dean Seavers 3,952 3,038 ����� 201� ���� � �ace �alue Nicola Shaw 1,247 1,026 A�� �i�ed Andrew John Dean Nicola Boneld Pettigrew Seavers Shaw Key features of remuneration policy Annual report on remuneration for 2017/18 •• Target broadly mid-market against FTSE 11-40 for UK Directors •• Salary increases of 2.6% for Andrew Bonfield and 2.5% for and general industry and energy services companies with similar Dean Seavers. These increases (June 2017) being in line with Salary revenue for US Directors the respective budgets for UK and US managerial employees •• Salary increases of 9.0% for each of John Pettigrew and Nicola Shaw (June 2017). These higher increases were awarded to help reduce the gap and bring their pay closer to appropriate levels for their roles and based on assessment of strong individual performance •• Maximum opportunity is 125% of salary •• 70% based on financial measures and 30% based on Annual •• 50% paid in cash, 50% paid in shares which must be retained individual objectives Performance until later of two years and meeting shareholding requirement •• Financial metrics for CEO and Finance Director comprise Plan (APP) •• Subject to both clawback and malus 35% adjusted EPS and 35% Group RoE •• Financial metrics for Executive Director, US and Executive Director, UK comprise 35% US/UK Value Added respectively and 35% US/UK RoE respectively •• Individual objectives cover putting our customers first, optimising the performance of our core business, seeking out growth opportunities in a disciplined way and evolving the business for the future •• Maximum award level is 350% of salary for CEO and 300% •• 2017 LTPP award, 50% Group RoE and 50% Value Growth Long Term for other Executive Directors •• 2015 LTPP vesting in 2018, 50% RoE and 50% Value Growth Performance •• Vesting subject to long-term performance conditions over -- 50% Group RoE for CEO and Finance Director Plan (LTPP) a three-year performance period -- 25% Group RoE and 25% US/UK RoE for Executive Director, •• Shares must be retained until later of two years from vesting US and Executive Director, UK respectively and meeting shareholding requirement •• Subject to both clawback and malus •• Eligible to participate in defined contribution (or defined •• UK cash allowance (Andrew Bonfield, John Pettigrew Pension and benefit if already a member) and Nicola Shaw): 30% of pensionable pay other benefits •• Pensionable pay is salary only in UK and salary and APP •• US defined contribution (Dean Seavers): 9% of pensionable in US in alignment with market pay with additional match of up to 4% •• Other benefits as appropriate •• Other benefits include private medical insurance, life assurance, and for UK-based Executive Directors either a fully expensed car or a cash alternative, and a car and driver when required •• 500% of salary for CEO •• Andrew Bonfield has a shareholding of 632% and has met Shareholding •• 400% of salary for other Executive Directors his shareholding requirement requirement •• John Pettigrew, Dean Seavers and Nicola Shaw have not yet met their shareholding requirement due to their relatively short time in role; their shareholdings are 326%, 144% and 13% respectively 66 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Directors’ Remuneration Report

Corporate Governance Directors’ remuneration policy – approved by shareholders in 2017 Key aspects of the Directors’ remuneration policy, along with elements particularly applicable to the 2017/18 financial year are shown on pages 67 to 69 for ease of reference only. This policy was approved for three years from the date of the 2017 AGM, held on 31 July 2017. A shareholder vote on the remuneration policy is not required in 2018. A copy of the full remuneration policy is available within the 2016/17 Annual Report and Accounts on the Company’s investor website (investors.nationalgrid.com). From time to time, the Committee may consider it appropriate to apply some judgement and discretion in respect of the approved policy. This is highlighted where relevant in the policy, and the use of discretion will always be in the spirit of the approved policy. Our peer group The Committee reviews its remuneration policy against appropriate peer groups annually to make sure we remain competitive in the relevant markets. The primary focus for reward market comparisons is the FTSE 11-40 for UK-based Executive Directors and general industry and energy services companies with similar levels of revenue for US-based Executive Directors. These peer groups are considered appropriate for a large, complex, international and predominantly regulated business. Approved policy table – Executive Directors Salary Purpose and link to strategy: to attract, motivate and retain high-calibre individuals, while not overpaying. Performance metrics, weighting and time Operation Maximum levels period applicable Salaries are targeted broadly at mid-market level. No prescribed maximum annual increase. Not applicable. They are generally reviewed annually. Salary reviews take into account: Any increases are generally aligned to salary •• business and individual contribution; increases received by other Company employees •• the individual’s skills and experience; and to market movement. Increases in excess of •• scope of the role, including any changes this may be made at the Committee’s discretion in responsibility; and in circumstances such as a significant change in •• market data in the relevant comparator group. responsibility, progression in the role and alignment to market level. Benefits Purpose and link to strategy: to provide competitive and cost-effective benefits to attract and retain high-calibre individuals. Performance metrics, weighting and time Operation Maximum levels period applicable Benefits provided include: Benefits have no predetermined maximum, as the Not applicable. •• company car or a cash alternative (UK only); cost of providing these varies from year to year. •• use of a car and driver when required; •• private medical insurance; Participation in tax approved all-employee share plans •• life assurance; is subject to limits set by the relevant tax authorities •• personal accident insurance; from time to time. •• opportunity to purchase additional benefits under flexible benefits schemes available to all employees; and •• opportunity to participate in the following HMRC (UK) or Internal Revenue Service (US) tax-advantaged all-employee share plans: Sharesave: UK employees may make monthly contributions from net salary for a period of three or five years. The savings can be used to purchase shares at a discounted price, set at the launch of each plan period. Share Incentive Plan (SIP): UK employees may use gross salary to purchase shares. These shares are placed in trust. Incentive Thrift Plans (401(k) plans): US employees may participate in these tax-advantaged savings plans. They are DC pension plans in which employees can invest their own and Company contributions. Employee Stock Purchase Plan (ESPP) (423(b) plan): eligible US employees may purchase ADSs on a monthly basis at a discounted price. Other benefits may be offered at the discretion of the Committee. Corporate Governance  |  Directors’ Remuneration Report National Grid Annual Report and Accounts 2017/18 67

Directors’ Remuneration Report continued Pension Purpose and link to strategy: to reward sustained contribution and assist attraction and retention. Performance metrics, weighting and time Operation Maximum levels period applicable Pension for an Executive Director will reflect whether UK DB: a maximum pension on retirement, at age 60, Not applicable. they were internally promoted or externally appointed. of two thirds final capped pensionable pay or up to one sixtieth accrual. On death in service, a lump sum If internally promoted: of four times pensionable pay and a two thirds •• retention of existing DB benefits without dependant’s pension is provided. enhancement, with capping of pensionable pay increases following promotion to the Board; or UK DC: annual contributions of up to 30% of salary. •• retention of existing UK DC benefits with discretion Life assurance provision of four times pensionable to enhance contribution rate to up to 30%; or salary and a dependant’s pension equal to one third •• cash in lieu; or of the Director’s salary are provided on death in •• retention of existing US DC benefits plus 401(k) service. plan match, provided through 401(k) plan and non-qualified plans. Cash in lieu: annual payments of up to 30% of salary. Life assurance and dependant’s pension in line with If externally appointed: UK DC (or UK DB where the Director was previously •• UK DC benefits or equivalent cash in lieu; or a member of a UK DB scheme). •• US DC benefits plus 401(k) plan match. US DB: an Executive Supplemental Retirement Plan In line with market practice, pensionable pay for provides for an unreduced pension benefit at age 62. UK-based Executive Directors includes salary only For retirements at age 62 with 35 years of service, the and for US-based Executive Directors it includes pension benefit would be approximately two thirds of salary and APP award. pensionable pay. Upon death in service, the spouse would receive 50% of the pension benefit (100% if the participant died while an active employee after the age of 55). US DC: annual contributions of up to 9% of base salary plus APP with additional 401(k) plan match of up to 4%. Annual Performance Plan Purpose and link to strategy: to incentivise and reward the achievement of annual financial and strategic business targets and the delivery of annual individual objectives. Performance metrics, weighting and time Operation Maximum levels period applicable Performance metrics and targets are agreed at the The maximum award is 125% of salary. A majority of the APP is based on performance start of each financial year and are aligned with against corporate financial measures, with the strategic business priorities. Targets are set with remainder based on performance against individual reference to the budget. Awards are paid in June. objectives. Individual objectives are role-specific. 50% of awards are paid in shares, which (after any The Committee may use its discretion to set measures sales to pay associated income tax) must be retained that it considers appropriate in each financial year until the shareholding requirement is met, and in any and reduce the amount payable, taking account of event for two years after receipt. significant safety or customer service standard incidents, environmental and governance issues. Awards are subject to clawback and malus provisions. The payout levels at threshold, target and stretch performance levels are 0%, 50% and 100%, respectively. Long Term Performance Plan Purpose and link to strategy: to drive long-term performance, aligning Executive Director incentives to key strategic objectives and shareholder interests. Performance metrics, weighting and time Operation Maximum levels period applicable Awards of shares may be granted each year, with The maximum award for the CEO is 350% For awards from 2017, the performance measures are vesting subject to long-term performance conditions. of salary and it is 300% of salary for the Value Growth and Group RoE for all Executive Directors. other Executive Directors. The performance metrics have been chosen as All are measured over a three-year period. the Committee believes they reflect the creation of long-term value within the business. Targets are set The weightings of these measures may vary year to each year with reference to the business plan. year, but would always remain such that the Value Growth metric would never fall below a 25% weighting Participants may receive ordinary dividend equivalents and never rise above a 75% weighting. Only 20% of on vested shares at the discretion of the Committee. the award vests at threshold. Awards are subject to clawback and malus provisions. Notwithstanding the level of award achieved against the performance conditions, the Committee may use its discretion to reduce the amount vesting, and in particular will take account of compliance with the dividend policy. Participants must retain vested shares (after any sales to pay tax) until the shareholding requirement is met, and in any event for a further two years after vesting. 68 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Directors’ Remuneration Report

Corporate Governance Approved policy table – Non-executive Directors (NEDs) Fees for NEDs Purpose and link to strategy: to attract NEDs who have a broad range of experience and skills to oversee the implementation of our strategy. Performance metrics, weighting and time Operation Maximum levels period applicable NED fees (excluding those of the Chairman) are There are no maximum fee levels. Not applicable. set by the Executive Committee in conjunction with the Chairman; the Chairman’s fees are set The benefits provided to the Chairman are not by the Committee. subject to a predetermined maximum cost, as the cost of providing these varies from year to year. Fee structure: •• Chairman fee; •• basic fee, which differs for UK- and US- based NEDs; •• committee membership fee; •• committee chair fee; and •• Senior Independent Director fee. Fees are reviewed every year taking into account those in companies of similar scale and complexity. NEDs do not participate in incentive, pension or benefit plans. However, they are eligible for reimbursement for all Company-related travel expenses. In instances where these costs are treated by HMRC as taxable benefits, the Company also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC. Additionally, the Chairman is covered by the Company’s private medical and personal accident insurance plans and receives a fully expensed car or cash alternative to a car, and the use of a car and driver, when required. NEDs who also sit on National Grid subsidiary boards may receive additional fees related to service on those boards. There is no provision for termination payments. NEDs stand for re-election every year. Shareholding requirement The requirement of Executive Directors to build up and hold a relatively high value of National Grid shares ensures they share a significant level of risk with shareholders and aims to align their interests. Executive Directors are required to build up and retain shares in the Company. The level of holding required is 500% of salary for the CEO and 400% of salary for the other Executive Directors. Unless the shareholding requirement is met, Executive Directors will not be permitted to sell shares, other than to pay income tax liabilities on shares just vested or in exceptional circumstances approved by the Remuneration Committee. Corporate Governance  |  Directors’ Remuneration Report National Grid Annual Report and Accounts 2017/18 69

Directors’ Remuneration Report continued Annual report on remuneration Statement of implementation of remuneration policy in 2017/18 Role of Remuneration Committee The Committee is responsible for recommending to the Board the remuneration policy for Executive Directors, the other members of the Executive Committee and the Chairman, and for implementing this policy. The aim is to align remuneration policy to Company strategy and key business objectives, and ensure it reflects our shareholders’, customers’ and regulators’ interests. The members of the Remuneration Committee in 2017/18 were Nora Mead Brownell, Jonathan Dawson (chair), Pierre Dufour, and Mark Williamson. The Committee’s activities during the year Meeting Main areas of discussion April 2016/17 individual objectives scoring for Executive Committee Approval of 2017/18 objectives for Executive Committee Discussion on 2016/17 expected incentive plan outturns May 2016/17 APP financial outturns and confirmation of awards for Executive Committee Approval of 2017/18 objectives for new Executive Committee appointment Annual salary review and LTPP proposals for Executive Committee Review of Chairman’s fees June Items related to new Executive Committee appointment January Review of 2018/19 APP financial measures March Market data review for Executive Committee remuneration Discussion of measures and targets for 2018 LTPP First review of 2018/19 individual objectives of Executive Committee Review first draft of Committee Chairman’s Annual Statement and Directors’ Remuneration Report Service Contracts In line with our policy, all Executive Directors have service contracts which are terminable by either party with 12 months’ notice. Appointment of Non-executive Directors are subject to letters of appointment. The Chairman’s appointment is subject to six months’ notice by either party; for other Non-executive Directors, notice is one month. Both Executive Directors and Non-executive Directors are required to be re-elected at each AGM. Single Total Figure of Remuneration – Executive Directors The following table shows a single total figure in respect of qualifying service for 2017/18, together with comparative figures for 2016/17: Salary Benefits in kind APP LTPP Pension Other Total £’000 £’000 £’000 £’000 £’000 £’000 £’000 17/18 16/17 17/18 16/17 17/18 16/17 17/18 16/17 17/18 16/17 17/18 16/17 17/18 16/17 Andrew Bonfield 768 749 69 60 787 684 1,993 4,154 230 225 – – 3,847 5,872 John Pettigrew 887 825 85 497 919 762 1,362 2,291 266 248 – – 3,519 4,623 Dean Seavers 771 800 24 25 740 694 1,361 1,553 142 145 – – 3,038 3,217 Nicola Shaw 484 338 14 23 383 315 – – 145 101 – 485 1,026 1,262 Total 2,910 2,712 192 605 2,829 2,455 4,716 7,9 9 8 783 719 – 485 11,430 14,974 Notes: Salary: Base salaries were last increased on 1 June 2017. The decrease in Dean Seavers’ salary is due to exchange rate fluctuations ($1.3578:£1 for 2017/18 and $1.2767:£1 for 2016/17). Benefits in kind: Benefits in kind include private medical insurance, life assurance and for UK-based Executive Directors, either a fully expensed car or a cash alternative to a car and the use of a car and a driver when required. For John Pettigrew the 2016/17 figure (as disclosed last year) includes reimbursement for costs relating to his relocation to London on appointment as CEO. Nicola Shaw’s 2016/17 benefits in kind figure has been restated to include a Sharesave option award granted on 22 December 2016. There were no Sharesave options granted to any of the Executive Directors during 2017/18. LTPP: The 2015 LTPP is due to vest in July 2018. The average share price over the three months from 1 January 2018 to 31 March 2018 of 787.8 pence ($55.16 per ADS) has been applied. The 2016/17 LTPP figure includes both the 2013 LTPP award and the 2014 LTPP award due to a change in the vesting period of four years to three years between the 2013 LTPP and 2014 LTPP awards. The 2016/17 LTPP figures have been restated because last year they were estimated using the average share price (January-March 2017) and they now include the actual share price on vesting at 1 July 2017 and all dividend equivalent shares. Due to a lower share price at vesting of 954.0 pence versus the estimate of 963.0 pence, the actual value at vesting was £18,911 and £13,146 lower than the estimate (last year) for Andrew Bonfield and John Pettigrew, respectively. Due to a higher ADS price at vesting of $62.40 versus the estimate of $59.84, the actual value at vesting was £52,065 higher than the estimate (last year) for Dean Seavers. Other: The 2016/17 ‘Other’ figure for Nicola Shaw of £485,000 was disclosed last year and is a cash payment to compensate her for the forfeiture of short-term and long-term incentive cash awards at her former employer that were due to vest in June 2016. Nicola Shaw: Nicola Shaw joined on 1 July 2016 and therefore the 2016/17 figures stated for salary, benefits in kind, APP and pension are all prorated based on her start date. Additionally, Nicola did not receive a 2015 LTPP award. 70 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Directors’ Remuneration Report

Corporate Governance Performance against targets for APP 2017/18 APP awards are earned by reference to the financial year and paid in June. Financial measures determine 70% of the APP and individual objectives determine 30% of the APP. Payment of the APP award is made in shares (50% of the award) and cash (50%). Shares (after any sales to pay income tax) must be retained until the shareholding requirement is met, and in any event for two years after receipt. Threshold, target and stretch performance levels for the financial measures are pre-determined by the Committee and pay out at 0%, 50% and 100% of the maximum potential for each part and on a straight-line basis in between threshold and target performance and target and stretch performance. Target and stretch performance levels for the individual objectives are also pre-determined by the Committee and an assessment of the performance relative to the target and stretch performance levels and outturns is made at the end of the performance year on each objective. The outcomes of APP awards earned for financial and individual performance in 2017/18 are summarised in the table below: Proportion of Proportion of Performance measure max opportunity Threshold Target Stretch Actual max achieved CEO and Finance Director Adjusted EPS (p/share) 35% 54.5 57.0 59.5 58.0 70.0% Group RoE (%) 35% 11.2 11.6 12.0 12.32 100.0% Executive Director, UK UK Value Added (£m) 35% 1,566 1,619 1,672 1,629 59.4% UK RoE (%) (Percentage points above average allowed regulatory return) 35% 1.75 2.00 2.25 2.04 58.0% Executive Director, US US Value Added ($m) 35% 1,463 1,513 1,562 1,513 50.0% US RoE (%) 35% 8.5 8.7 8.9 8.92 100.0% All Executive Directors Individual objectives (%) 30% Detail expanded in tables below 74%-81% Notes: Adjusted EPS: Technical adjustments have been made reducing adjusted EPS actual by 1.5 pence to account for the impact of timing and storms, and reducing the target by 0.7p to reflect the net effect of currency adjustments, certain actuarial assumptions on pensions, scrip dividend uptake, and to ensure consistency of accounting treatment. Group RoE: Technical adjustments have been made to increase the target by 0.2% primarily to reflect the net effect of currency adjustments and to ensure consistency of accounting treatment. UK RoE and Value Added: No adjustments have been made. US RoE and Value Added: No adjustments have been made to US RoE. The target for US Value Added has been increased by $109m to ensure consistency of accounting treatment. For 2017/18, the individual objectives of the Executive Directors when taken together were designed to deliver against each of our business priorities. Performance against these objectives is set out in the tables below and overleaf. As with the financial measures, the achievement of ‘stretch’ performance and ‘target’ performance results in 100% and 50% respectively of the maximum payout. Andrew Bonfield Individual objective & performance commentary Weighting Optimising the performance of our core UK business 30% •• Financing workstream has been a key input to RIIO-T2 regulatory framework development •• UK Business Services launched during the year •• £4 billion of capital was returned to investors following the partial sale of UK Gas Distribution Evolving the business for the future 25% •• Operating model successfully revised and new Business Excellence function and communities of practice developed and implemented, resulting in third party cost reductions •• New Business Management System (BMS) and business reporting process implemented to ensure effective and efficient controls across the company •• Improvement on identification and development of high potential talent. Further strides yet to be made in relation to employee enablement Optimising the performance of our core US business 20% •• Facilitated successful rate case filings for Massachusetts Gas and Rhode Island Gas during the year •• Financing successfully executed with cost savings against budget •• Responded quickly to US tax reform, updating rates for jurisdictions with rate filings underway Optimising the performance of the Group 15% •• Sarbanes-Oxley refresh has been completed •• Further work is required on delivering more efficient controls and in improving employee enablement Seeking out growth opportunities in a disciplined way 10% •• Board approved a finance strategy for growth with stakeholder communication plan developed Summary Andrew Bonfield has provided excellent support to the US and UK businesses on regulatory agreements this year. Strong management of the balance sheet has been exhibited, as has a focus on driving efficiency. Additionally, Andrew has delivered on business initiatives key to delivering on National Grid’s business strategy for the future. Further work is required on ensuring controls are efficient and in improving employee enablement. As a result, the proportion of maximum achieved is 75%. Corporate Governance  |  Directors’ Remuneration Report National Grid Annual Report and Accounts 2017/18 71

Directors’ Remuneration Report continued John Pettigrew Individual objective & performance commentary Weighting Evolving the business for the future 30% •• Clear articulation of long-term drivers of success for leadership teams and external stakeholders: Customer first; Performance Optimisation; Growth; Evolve for the Future •• Clear succession plans in place, improvement in identification and development of high potential talent •• Implemented revised operating model and new Business Excellence function •• Further work remains on strengthening employee enablement and to implement outcomes of a talent strategy review that was conducted Optimising the performance of our core US business 25% •• Guided on the development of new regulatory strategy. NIMO rate filing completed with allowed RoE of 9% and capex allowance of $2.5 billion over three years •• Established new Capital Delivery function taking learnings from UK, to deliver construction projects more efficiently •• Developed organisation structure and processes that benefit from synergies of scale. US jurisdictions reinforced with stronger and more focused operational support Optimising the performance of our core UK business 25% •• Drove strong focus on performance optimisation, a key theme for all senior leadership engagement •• Supported UK with positive management of key stakeholder engagement and debate on regulatory frameworks, e.g. SO legal separation, RIIO-T2, though there is more work to be done to achieve an acceptable position on Hinkley-Seabank •• Ensured recognition of the Group’s significant customer-led investment and strong operational performance Seeking out growth opportunities in a disciplined way 20% •• New National Grid Ventures team set up to support evolution of National Grid and drive incremental growth opportunities with similar risk/ reward profile •• Established National Grid’s voice as a leader in the energy industry, with National Grid Ventures now fully recognised internally and externally giving National Grid more visibility and leadership on the energy transition agenda •• Further progress to be made in emerging technologies Summary John Pettigrew has had a strong year, cementing himself as a leader to the Company and in the industry, developing National Grid as both a purpose and performance led organisation, successfully engaging with regulatory and political change, and achieving significant milestones across the individual businesses, including the creation of a new business in National Grid Ventures. Further work is to be done on Hinkley-Seabank arrangements, implementing our talent strategy and emerging technologies. As a result, the proportion of maximum achieved is 78%. Dean Seavers Individual objective & performance commentary Weighting Optimising the performance of our core US business 40% •• Achieved new rates for 80% of the core US business, including Niagara Mohawk, Massachusetts Gas, and Rhode Island Gas •• Capital Delivery function implemented •• Improvements have been made in relation to safety, with a reduction in switching errors year on year, although there remains more to do on injury rates •• Material work order issues were addressed during the year, although further process efficiencies are still to be implemented Evolving the business for the future 35% •• An advanced analytics team has been set up and a refreshed US strategy was developed and agreed •• Filings made on Electric Vehicles in all jurisdictions •• New agile reporting process has improved ability to assess and manage performance against key indicators •• Employees’ understanding of the Company’s purpose, vision and values has been embedded, as evidenced by results from employee surveys •• Succession plans were delivered; however, further improvements are needed in relation to employee enablement and driving a performance culture through continuous feedback Putting our customers first 25% •• In-year milestones for the Gas Enablement programme met to improve customer service •• Implementation of a pilot programme to significantly improve end-to-end customer experience •• While operational model changes have been introduced, more needs to be done to fully embed them Summary Dean Seavers has delivered strong results in the execution of a sustainable improvement plan, driven by the advancement of the regulatory strategy and successful rate filings. In addition to achievement of his objectives, Dean led a strong response to major winter storms with good restoration times for the vast majority of our customers. Further work is needed on process efficiency implementation and in embedding the operational model changes. As a result, the proportion of maximum achieved is 81%. 72 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Directors’ Remuneration Report

Corporate Governance Nicola Shaw Individual objective & performance commentary Weighting Optimising the performance of our core UK business 50% •• A continued focus on efficiency and removing unnecessary processes contributed to savings in the year •• New electricity balancing system delivered, though some implementation aspects have taken time to resolve •• The safety action plan was implemented in line with the agreed milestones and focus on a ‘generative’ safety culture was good during the year; however, there remains more to do in this area •• Cadent performing in line with expectation and risk managed appropriately Putting our customers first 20% •• Customer satisfaction scores have been strong and customer journeys have been mapped, albeit slightly behind planned timescales •• There has been a constructive approach to RIIO-T2 with Ofgem, with our focus of putting consumers at the centre of the process in line with Ofgem’s proposals. There is more work to be done to achieve an acceptable position on Hinkley-Seabank, despite the work of the UK regulation team •• The new regime for System Operator incentives has been agreed with Ofgem and work on the legal separation of the electricity System Operator has progressed in line with expectation Evolving the business for the future 20% •• Strategic initiatives are on track, employees’ understanding of the Company’s purpose, vision and values is strong based on employee survey results, and strides have been made in the identification and development of high potential talent in the organisation •• Further work remains in relation to realising the potential of emerging technologies to enhance the effectiveness of our operations and strengthening employee engagement and enablement Seeking out growth opportunities in a disciplined way 10% •• Gas Transmission published the ‘Future of Gas’ as well as developing an asset health plan to the agreed timescales, with implementation on track Summary Nicola Shaw has led the UK business strongly this year. There has been strong progress on key initiatives relating to safety and focus on our customers, with good progress too on regulatory topics other than Hinkley-Seabank. Further work is to be done in certain areas, e.g. improving employee engagement and enablement. As a result, the proportion of maximum achieved is 74%. 2017/18 APP as a proportion of base salary The overall APP award and its composition based on financial performance and individual performance for each Executive Director is shown as a proportion of salary. �a� Actual �a� Actual �a� Actual �a� Actual ���� ���� ���� ���� ����� ����� ����� ����� ������� ������� ������ ������ ������ ������ ������ ������ ������ ������ ������ ������ ������ ������ ������ ������ ������ ������ ������ ������ �ndi�idual ������ ������ ������ ��/�� Ro� ������ ��/�� �alue Added Group Ro� Ad�usted ��� Andrew Boneld John Pettigrew Dean Seavers Nicola Shaw £960,034 £787,306 £1,108,594 £919,069 £963,281 £739,877 £604,688 £382,695 ��� a�o�nt Note: US RoE and US Value Added pertain to Dean Seavers Executive Director, US and UK RoE and UK Value Added pertain to Nicola Shaw, Executive Director, UK. Corporate Governance  |  Directors’ Remuneration Report National Grid Annual Report and Accounts 2017/18 73

Directors’ Remuneration Report continued 2017/18 LTPP performance The LTPP value included in the 2017/18 single total figure relates to vesting of the conditional LTPP awards granted in 2015. 2015 LTPP The 2015 award is determined by performance over the three years ending 31 March 2018 of RoE (50% weighting) and Value Growth (50% weighting), which will vest on 1 July 2018. LTPP vesting is based upon the position held at the award date. For the UK and US Executive Directors in position at the award date, the RoE component is split equally between Group RoE and UK and US RoE respectively. For the Chief Executive Officer and the Finance Director in position at the award date, the entire RoE component is based on Group RoE. The performance achieved against the 2015 LTPP award performance targets was: Threshold – Maximum – Actual/expected Actual/expected proportion of Performance measure 20% vesting 100% vesting vesting maximum achieved Group RoE (50% weighting for the 11.0% 12.5% or more 12.1% 78.7% CEO and Finance Director, 25% weighting for the Executive Director, UK and the Executive Director, US) UK RoE (25% weighting for the RoE is 1 percentage point RoE is 3.5 percentage points 2.7 percentage points above 75.5% Executive Director, UK) above the average allowed or more above the average the average allowed regulatory return allowed regulatory return regulatory return US RoE (25% weighting for the 90% of the average 105% of the average 88% of the average 0.0% Executive Director, US) allowed regulatory return allowed regulatory return allowed regulatory return Value Growth (50% weighting) 10.0% 12.0% or more 11.83% 93.3% The Value Growth outturn includes an amount to reflect the value added from the sale of a majority interest in the UK Gas Distribution business in 2016/17 as this event occurred within the 2015-2018 performance period measured. The amounts expected to vest under the 2015 LTPP for the performance period ended on 31 March 2018 and included in the 2017/18 single total figure are shown in the table below. The valuation is based on the average share price over the three months from 1 January 2018 to 31 March 2018 of 787.80 pence ($55.16 per ADS). Total value of awards Original number vesting and dividend of share awards Overall vesting Number of Number of dividend equivalent shares in 2015 LTPP percentage awards vesting equivalent shares (£’000) Andrew Bonfield 259,668 86.0% 223,314 29,697 1,993 John Pettigrew 179,072 85.2% 152,569 20,289 1,362 Dean Seavers (ADSs) 44,801 66.3% 29,714 3,786 1,361 Note: Nicola Shaw was appointed in July 2016 and therefore did not receive any share awards under the 2015 LTPP. Total pension benefits Andrew Bonfield, John Pettigrew and Nicola Shaw received a cash allowance in lieu of participation in a pension arrangement. Dean Seavers participated in a definedcontribution pension arrangement in the US. There are no additional benefits on early retirement. The values of these benefits, received during this year, are shown inthe single total figure of remuneration table. In addition, John Pettigrew has accrued defined benefit (DB)entitlements. He opted out of the DB arrangement on 31 March 2016 with a deferred pension and lump sum payable from the normal retirement date. At 31 March 2018, John Pettigrew’s accrued DB pension was £153,761 per annum and his accrued lump sum was £461,285 payable at the normal retirement date of 26 October 2031. There have been no increases to these benefits over the period, other than an increase for inflation due under the Scheme rules and legislation. Under the terms of the Scheme, were he to satisfy the Scheme’s ill health requirements, an unreduced pension would be payable or he may receive an unreduced pension from age 50 if made redundant. A lump sum death in service benefit may also be payable. 74 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Directors’ Remuneration Report

Corporate Governance Single total figure of remuneration – Non-executive Directors The following table shows a single total figure in respect of qualifying service for 2017/18, together with comparative figures for 2016/17: Fees Other emoluments Total £’000 £’000 £’000 2017/18 2016/17 2017/18 2016/17 2017/18 2016/17 Nora Mead Brownell 98 96 8 9 106 105 Jonathan Dawson 106 102 0 1 106 103 Pierre Dufour 99 11 13 – 112 11 Therese Esperdy 136 133 15 12 151 145 Sir Peter Gershon 511 499 74 68 585 567 Paul Golby 100 105 4 8 104 113 Ruth Kelly 28 84 – 0 28 84 Mark Williamson 128 124 6 5 134 129 Total 1,206 1,154 120 103 1,326 1,257 Notes: Therese Esperdy: Fees for 2017/18 include £25,000 in fees for serving on the National Grid USA Board. Sir Peter Gershon: Other emoluments comprise private medical insurance, cash in lieu of a car and the use of a car and driver when required. Ruth Kelly: Ruth Kelly stepped down at the 2017 AGM. Other emoluments: In accordance with the Company’s expenses policies, Non-executive Directors receive reimbursement for their reasonable expenses for attending Board meetings. In instances where these costs are treated by HMRC as taxable benefits, the Company also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC. Amounts for travel expenses relating to both 2017/18 and 2016/17 have been provided in the table above (the figures for 2016/17 have been restated to include these). Nora Mead Brownell, Pierre Dufour and Therese Esperdy are US-based Non-executive Directors. The total emoluments paid to Executive and Non-executive Directors in the year was £12.8 million (2016/17: £19.5 million). The 2016/17 figure includes both the 2013 and 2014 LTPP award for Executive Directors. 2017 LTPP (conditional award) granted during the financial year The face value of the awards is calculated using the volume weighted average share price at the date of grant (28 June 2017) (£9.738 per share and $63.94 per ADS) and is used to determine the value of the awards granted. Proportion vesting at Performance period Basis of award Face value ‘000 threshold performance Number of shares end date Andrew Bonfield 300% of salary £2,314 20% 237,610 31 March 2020 John Pettigrew 350% of salary £3,147 20% 323,205 31 March 2020 Dean Seavers (ADSs) 300% of salary $3,152 20% 49,294 (ADSs) 31 March 2020 Nicola Shaw 300% of salary £1,471 20% 151,109 31 March 2020 Note: The 2017 LTPP grant will vest on 1 July 2020. Performance conditions for LTPP awards granted during the financial year Conditional share awards granted – 2017 Weighting Threshold Maximum Performance measure for all Executive Directors 20% vesting 100% vesting Group RoE 50% 11.0% 12.5% or more Group Value Growth 50% 10.0% 12.0% or more Payments for loss of office (audited information) There were no payments made for loss of office during 2017/18. Corporate Governance  |  Directors’ Remuneration Report National Grid Annual Report and Accounts 2017/18 75

Directors’ Remuneration Report continued Payments to past Directors Steve Holliday stepped down from the Board and retired from the Company on 22 July 2016. Mr Holliday held awards over shares that were prorated for time served. Nick Winser stepped down from the Board at the 2014 AGM and left the Company on 31 July 2015. Tom King stepped down from the Board and left the Company on 31 March 2015. Both Mr Winser and Mr King held awards over shares and ADSs, respectively, that were prorated according to their departure. The vesting of all these awards will occur at the normal vesting dates subject to satisfaction of their specified performance conditions at that time. Total value of awards vesting and dividend Prorated number of Overall vesting Number of Number of dividend equivalent shares Past Director share awards percentage awards vesting equivalent shares (£’000) Steve Holliday 2013 LTPP (RoE portion) 57,711 50.00% 28,855 5,553 328 2014 LTPP 271,425 84.89% 230,412 33,066 2,514 Tom King (ADSs) 2014 LTPP 11,917 67.44% 8,036 1,206 452 Nick Winser 2013 LTPP (RoE portion) 19,451 50.00% 9,725 1,871 111 Note: The 2013 LTPP (RoE portion) is the remaining 25% of the 2013 LTPP award which vested on 1 July 2017. The 2014 LTPP fully vested on 1 July 2017. Shareholder dilution Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive share-based incentives will not exceed 5% in any 10-year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Committee reviews dilution against these limits regularly and under these limits the Company, as at 31 March 2018, had headroom of 3.95% and 7.73% respectively. Statement of Directors’ shareholdings and share interests The Executive Directors are required to build up and hold a shareholding from vested share plan awards. The following table shows how each Executive Director complies with the shareholding requirement and also the number of shares owned by the Non-executive Directors, including connected persons (as Non-executive Directors do not have a shareholding requirement). The shareholding is as at 31 March 2018 and the salary used to calculate the value of the shareholding is the gross annual salary as at 31 March 2018. Andrew Bonfield has met his shareholding requirement of 400% of base salary. As John Pettigrew, Dean Seavers and Nicola Shaw are relatively new in post, they have not yet met the requirement, but are expected to do so in 2021, 2021 and 2023 respectively. They will not be allowed to sell shares until this requirement is met. The normal vesting dates for the conditional share awards subject to performance conditions are 1 July 2018, 1 July 2019 and 1 July 2020 for the 2015 LTPP, 2016 LTPP and 2017 LTPP respectively. In April 2018, a further 18 shares were purchased on behalf of each of Andrew Bonfield, John Pettigrew and Nicola Shaw and again in May 2018. These shares were purchased via the Share Incentive Plan (an HMRC approved all-employee share plan), thereby increasing their beneficial interests. There have been no other changes in Directors’ shareholdings between 1 April 2018 and 16 May 2018. Conditional share awards subject to Number of shares performance Share ownership owned outright Value of shares held Number of options conditions requirements (including connected as a multiple of granted under the (LTPP 2015, 2016 Directors (multiple of salary) persons) current salary Sharesave Plan & 2017) Executive Directors Andrew Bonfield 400% 6 07,810 632% 3,230 718,161 John Pettigrew 500% 358,897 320% 4,286 785,087 Dean Seavers (ADSs) 400% 26,764 144% – 138,542 Nicola Shaw 400% 8,270 13% 4,070 273,273 Non-executive Directors Nora Mead Brownell (ADSs) – 4,583 n/a – – Jonathan Dawson – 36,705 n/a – – Pierre Dufour (ADSs) – 3,700 n/a – – Therese Esperdy (ADSs) – 1,508 n/a – – Sir Peter Gershon – 90,128 n/a – – Paul Golby – 2,291 n/a – – Mark Williamson – 47,46 0 n/a – – Notes: Andrew Bonfield: On 31 March 2018 Andrew Bonfield held 3,230 options granted under the Sharesave Plan. 1,208 options were granted at a value of 745 pence per share and they can be exercised at 745 pence per share between April 2019 and September 2019. 2,022 options were granted at a value of 749 pence and they can be exercised at 749 pence per share between April 2020 and September 2020. For Andrew Bonfield, the number of conditional share awards subject to performance conditions is as follows: 2015 LTPP: 259,668; 2016 LTPP: 220,883; 2017 LTPP: 237,610. However, in consequence of his resignation only the 2015 LTPP is now eligible for vesting in July 2018. John Pettigrew: On 31 March 2018 John Pettigrew held 4,286 options granted under the Sharesave Plan. 1,252 options were granted at a value of 599 pence per share and they can be exercised at 599 pence per share between April 2019 and September 2019. 3,034 options were granted at a value of 749 pence per share and they can be exercised at 749 pence per share between April 2020 and September 2020. The number of conditional share awards subject to performance conditions is as follows: 2015 LTPP: 179,072; 2016 LTPP: 282,810; 2017 LTPP: 323,205. Dean Seavers: The number of conditional share awards subject to performance conditions is as follows: 2015 LTPP: 44,801; 2016 LTPP: 44,447; 2017 LTPP: 49,294. Nicola Shaw: On 31 March 2018 Nicola Shaw held 4,070 options granted under the Sharesave Plan. 4,070 options were granted at a value of 737 pence per share and they can be exercised at 737 pence per share between April 2022 and September 2022. The number of conditional share awards subject to performance conditions is as follows: 2016 LTPP: 122,164; 2017 LTPP: 151,109. Dean Seavers, Nora Mead Brownell, Pierre Dufour and Therese Esperdy: Holdings and, for Dean Seavers, awards are shown as ADSs and each ADS represents five ordinary shares. 76 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Directors’ Remuneration Report

Corporate Governance External appointments and retention of fees The table below details the Executive Directors who served as non-executive directors in other companies during the year ended 31 March 2018: Company Retained fees (£) Andrew Bonfield Kingfisher plc £83,917 John Pettigrew Rentokil Initial (from 1 January 2018) £15,000 Nicola Shaw Ellevio AB (until 31 December 2018) £34,398 (SEK 377,434) International Consolidated Airlines Group S.A. £26,498 (Euros 30,000) (from 1 January 2018) Relative importance of spend on pay This chart shows the relative importance of spend on pay compared with other costs and disbursements (dividends, tax, net interest and capital expenditure). Given the capital-intensive nature of our business and the scale of our operations, these costs were chosen as the most relevant for comparison purposes. All amounts exclude exceptional items and remeasurements and amounts relating to the UK Gas Distribution business which was sold on 31 March 2017, including the subsequent special dividend. �� ����� ����� �� ��� ����� ����� ����� ����� ��� ���� ����� ��� ��� ��� Payroll costs Dividends Tax Net interest Capital expenditure 201�/17 �m 2017/18 �m Note: The Dividends figure for 2016/17 has been restated at £1,575 million (from £1,572 million) to reflect the actual value of dividends paid. Performance graph This chart shows National Grid plc’s nine-year annual Total Shareholder Return (TSR) performance against the FTSE 100 Index since 31 March 2009. The FTSE 100 Index has been chosen because it is the widely recognised performance benchmark for large companies in the UK. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date. It assumes dividends are reinvested. �ota� ��are�o��er ret�rn 350 309.95 289.19 300 248.64 263.10 223.74 250 197.94 251.39 200 173.94 262.78 155.79 167.17 211.45 227.33 211.21 150 190.98 155.42 100 123.65 131.11 100.00 50 0 31/03/09 31/03/10 31/03/11 31/03/12 31/03/13 31/03/14 31/03/15 31/03/16 31/03/17 31/03/18 National Grid plc ���� 100 �nde� �ource� �act�et Note: The data source for the above graph has been changed for 2017/18 from Thomson Reuters to FactSet. This has not resulted in any changes to prior year figures. Corporate Governance  |  Directors’ Remuneration Report National Grid Annual Report and Accounts 2017/18 77

Directors’ Remuneration Report continued Chief Executive’s pay in the last nine financial years Steve Holliday was CEO throughout the seven-year period from 2009/10 to 2015/16. John Pettigrew became CEO on 1 April 2016. Steve Holliday John Pettigrew 2009/10 2010/11 2011/12 2012/13 2013/14 2014/15 2015/16 2016/17 2017/18 Total single figure of remuneration (£’000) 3,931 3,738 3,539 3,170 4,801 4,845 5,151 4,623 3,519 APP (proportion of maximum awarded) 95.33% 81.33% 68.67% 55.65% 77.94% 94.80% 94.60% 73.86% 82.90% PSP/LTPP (proportion of maximum vesting) 100.00% 65.15% 49.50% 25.15% 76.20% 55.81% 63.45% 90.41% 85.20% Notes: Total single figure 2017/18: The figure for 2017/18 for John Pettigrew is explained in the single total figure table for Executive Directors. Total single figure 2016/17: The 2016/17 single figure includes both the 2013 LTPP and the 2014 LTPP and has been restated to reflect actual share price at 1 July 2017, consistent with comparative figures shown in this year’s single total figure of remuneration table. Vesting: The vesting outcome for 2016/17 of 90.41% reflects the combined (actual) vesting performance outcomes for the 2013 LTPP (90.00%) and the 2014 LTPP (90.58%) as stated last year. PSP/LTPP plans: Prior to 2014, LTPP awards were made under a different LTI framework which incorporated a four-year performance period for the RoE element of the awards. The last award under this framework was made in 2013 and was fully vested in 2017. Awards made from 2014 are subject to a three-year performance period, the first of these awards vested in 2017. Percentage change in CEO’s remuneration The table below shows how the percentage change in the CEO’s salary, benefits and APP between 2016/17 and 2017/18 compares with the percentage change in the average of each of those components of remuneration for non-union employees in the UK and the US. The Committee views this group as the most appropriate comparator group, as this group excludes employees represented by trade unions whose pay and benefits are negotiated with each individual union. Salary Taxable benefits APP £’000 £’000 £’000 £’000 £’000 £’000 2017/18 2016/17 Change 2017/18 2016/17 Change 2017/18 2016/17 Change John Pettigrew 887 825 7.5% 85 497 -82.9% 919 762 20.6% Non-union employees (average increase) 2.8% 3.9% 1.9% Notes: Chief Executive Officer: Taxable benefits for John Pettigrew in 2016/17 include a one-time relocation benefit. Non-union employees: Pay data for US employees have been converted at $1.3578:£1. Statement of implementation of remuneration policy in 2018/19 The remuneration policy adopted at the 2017 AGM will be implemented during 2018/19 as described below. Salary Salary increases, subject to individual performance, will normally be in line with the increase awarded to other employees in the UK and US, unless there is a change in role or responsibility. In line with the policy on recruitment remuneration, salaries for new directors may be set below market level initially and aligned to market level over time (provided the increase is merited by the individual’s contribution and performance). From 1 June 2018 From 1 June 2017 Increase Andrew Bonfield £771,285 £771,285 n/a John Pettigrew £953,205 £899,250 6.0% Dean Seavers $1,082,144 $1,050,625 3.0% Nicola Shaw £519,930 £490,500 6.0% Note: Andrew Bonfield: Andrew will be leaving at the end of July 2018 and therefore is not eligible to receive a 1 June 2018 salary increase. APP measures for 2018/19 The APP targets are considered commercially sensitive and consequently will be disclosed in the 2018/19 Directors’ Remuneration Report. John Pettigrew Weighting Dean Seavers and Nicola Shaw Weighting Adjusted EPS 35% UK or US Value Added 23.3% Group RoE 35% UK or US RoE 23.3% Individual objectives 30% UK or US Operating Profit 23.3% Individual objectives 30.0% 78 National Grid Annual Report and Accounts 2017/18 Corporate Governance  |  Directors’ Remuneration Report

Corporate Governance Performance measures for LTPP to be awarded in 2018 Weighting Threshold Maximum for all Executive Directors 20% vesting 100% vesting Group RoE 50% 11.0% 12.5% or more Value Growth 50% 10.0% 12.0% or more Fees for NEDs Committee chair fees are in addition to committee membership fees. Therese Esperdy was appointed as Non-executive Director to the National Grid USA Board in 2015 with an annual fee of £25,000 in addition to her current NED fees. From 1 June 2018 From 1 June 2017 Role £’000 £’000 Increase Chairman 525.0 513.0 2.3% Senior Independent Director 22.5 22.0 2.3% Board fee (UK-based) 67.5 66.0 2.3% Board fee (US-based) 79.7 78.0 2.2% Committee membership fee 10.5 10.3 1.9% Chair Audit Committee 19.8 19.4 2.1% Chair Remuneration Committee 19.8 19.4 2.1% Chair (Other Board Committees) 12.8 12.5 2.4% Advisors to the Remuneration Committee The Committee received advice during 2017/18 from independent consultants as follows: firstly, New Bridge Street (NBS), a trading name for Aon Hewitt Ltd (part of Aon plc), provided advice until stepping down on 31 July 2017; secondly, following a competitive tendering process, Willis Towers Watson was selected by the Committee to become its independent advisor from 23 October 2017. Willis Towers Watson is a member of the Remuneration Consultants Group and have signed up to that group’s code of conduct. The Committee is satisfied that any potential conflicts were appropriately managed. Work undertaken by NBS and Willis Towers Watson in their role as independent advisors to the Committee included providing market information for the Executive Directors and other senior employees and governance matters. This work has incurred fees of £14,063 for NBS, and of £136,283 for Willis Towers Watson. The Committee also received legal advice from Linklaters LLP and this has incurred fees of approximately £15,000. The Committee reviews the objectivity and independence of the advice it receives from its advisors each year. It is satisfied that they all provided credible and professional advice. The Committee considers the views of the Chairman on the performance and remuneration of the CEO, and of the CEO on the performance and remuneration of the other members of the Executive Committee. The Committee is also supported by the Group General Counsel and Company Secretary who acts as Secretary to the Committee, the Group HR Director, the Group Head of Reward, and as required the Group Head of Pensions and Group Financial Controller. No other advisors have provided significant services to the Committee in the year. Voting on 2016/17 Directors’ Remuneration Policy at 2017 AGM The voting figures shown refer to votes cast at the 2017 AGM and represent 61.62% of the issued share capital. In addition, shareholders holding 9.4 million shares abstained. For Against Number of votes 2,060,765,320 52,015,518 Proportion of votes 97.54% 2.46% Voting on 2016/17 Directors’ Remuneration Report at 2017 AGM The voting figures shown refer to votes cast at the 2017 AGM and represent 61.18% of the issued share capital. In addition, shareholders holding 24.5 million shares abstained. For Against Number of votes 1,828,221,066 269,507,926 Proportion of votes 87.15% 12.85% The Directors’ Remuneration Report has been approved by the Board and signed on its behalf by: Jonathan Dawson Committee Chairman 16 May 2018 Corporate Governance  |  Directors’ Remuneration Report National Grid Annual Report and Accounts 2017/18 79

Financial Statements Contents 81 Introduction to the Financial Statements Notes to the consolidated financial statements – supplementary information Directors’ statement and independent auditor’s reports 157 Note 28 – Commitments and contingencies 82 Statement of Directors’ responsibilities 158 Note 29 – Related party transactions 83 Independent auditor’s report 158 Note 30 – Financial risk management 92 Report of independent registered public accounting firm 165 Note 31 – Borrowing facilities 166 Note 32 – Subsidiary undertakings, joint ventures and associates Consolidated financial statements under IFRS 169 Note 33 – Sensitivities Primary statements 171 Note 34 – Additional disclosures in respect of guaranteed securities 94 Consolidated income statement 177 Note 35 – Post balance sheet events 97 Consolidated statement of comprehensive income 98 Consolidated statement of changes in equity Company financial statements under FRS 101 99 Consolidated statement of financial position Basis of preparation 101 Consolidated cash flow statement 178 Company accounting policies Notes to the consolidated financial statements – Primary statements analysis of items in the primary statements 180 Company balance sheet 104 Note 1 – Basis of preparation and recent accounting developments 181 Company statement of changes in equity 108 Note 2 – Segmental analysis 112 Note 3 – Operating costs Notes to the Company financial statements 114 Note 4 – Exceptional items and remeasurements 182 Note 1 – Fixed asset investments 116 Note 5 – Finance income and costs 182 Note 2 – Debtors 117 Note 6 – Tax 182 Note 3 – Creditors 123 Note 7 – Earnings per share (EPS) 183 Note 4 – Derivative financial instruments 124 Note 8 – Dividends 183 Note 5 – Investments 125 Note 9 – Discontinued operations 183 Note 6 – Borrowings 127 Note 10 – Goodwill 183 Note 7 – Share capital 128 Note 11 – Other intangible assets 183 Note 8 – Shareholders’ equity and reserves 129 Note 12 – Property, plant and equipment 183 Note 9 – Parent Company guarantees 130 Note 13 – Other non-current assets 183 Note 10 – Audit fees 131 Note 14 – Financial and other investments 132 Note 15 – Investments in joint ventures and associates 135 Note 16 – Derivative financial instruments 139 Note 17 – Inventories and current intangible assets 139 Note 18 – Trade and other receivables 140 Note 19 – Cash and cash equivalents 140 Note 20 – Borrowings 142 Note 21 – Trade and other payables 142 Note 22 – Other non-current liabilities 142 Note 23 – Pensions and other post-retirement benefits 151 Note 24 – Provisions 153 Note 25 – Share capital 154 Note 26 – Other equity reserves 155 Note 27 – Net debt 80 National Grid Annual Report and Accounts 2017/18 Financial Statements  |  Contents

Financial Statements Introduction to the Financial Statements Throughout these financial statements we have provided explanations of the disclosures and why they are important to the understanding of our financial performance and position. In places we have also highlighted ‘Our strategy in action’, drawing out the key elements of our business model (set out in the Strategic Report on page 2), and showing how the disclosures reflect this strategy. Unaudited commentary Audit opinions We have presented with the financial statements certain analysis We have two audit opinions on our financial statements, reflecting as part of the Strategic Report of our Annual Report and Accounts. our listing on both the London Stock Exchange and the New York This approach provides a clearer narrative, a logical flow of Stock Exchange. Due to the different reporting requirements for information and reduces duplication. We have created a combined each listing, our auditors are required to confirm compliance with financial review, including a commentary on items within the primary each set of standards in a prescribed format. The audit opinion statements, on pages 94-103. Unless otherwise indicated, all analysis as required under our UK listing (starting on page 83) continues to provided in the financial statements is on a statutory IFRS basis. provide more detail as to how our auditors have planned and All information in ruled boxes styled in the same manner as this one conducted their audit, as well as their views on significant matters does not form part of the audited financial statements. This has been they have noted and that were discussed by the Audit Committee. further highlighted by including the word ‘unaudited’ at the start of each box header. Unaudited commentary boxes appear on pages Notes 96-98, 100, 102-103, 111, 121-122, 124, 131 and 141. Notes to the financial statements provide additional information required by statute, accounting standards or other regulations to assist in a more detailed understanding of the primary financial statements. In many notes we have included an accounting policy that describes how the transactions or balance in that note have been measured, recognised and disclosed. The basis of preparation section (see note 1) provides details of accounting policies that apply to transactions and balances in general. There are also additional specific disclosure requirements due to our US listing which are included in the notes. Financial Statements  |  Introduction to the Financial Statements National Grid Annual Report and Accounts 2017/18 81

Statement of Directors’ responsibilities The Directors are responsible for preparing the Annual Report and and individual basis, and to enable them to ensure that the consolidated Accounts, including the consolidated financial statements and the financial statements comply with the Companies Act 2006. They are also Company financial statements in accordance with applicable law responsible for safeguarding the assets of the Parent Company and its and regulations. subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. Company law requires the Directors to prepare financial statements for each financial year. Under that law the directors are required to prepare The Directors are responsible for the maintenance and integrity of the the Group financial statements in accordance with International Financial Company’s website. Legislation in the United Kingdom governing the Reporting Standards (IFRSs) as adopted by the European Union and preparation and dissemination of financial statements may differ from Article 4 of the IAS Regulation and have elected to prepare the Parent legislation in other jurisdictions. Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Having made the requisite enquiries, so far as the Directors in office Standards and applicable law), including FRS 101 ‘Reduced Disclosure at the date of the approval of this Report are aware, there is no relevant Framework’. Under company law the directors must not approve the audit information of which the auditors are unaware and each Director accounts unless they are satisfied that they give a true and fair view of has taken all reasonable steps to make themselves aware of any the state of affairs of the Group and Parent Company and of the profit relevant audit information and to establish that the auditors are aware or loss of the Group and Parent Company for that period. of that information. In preparing the Group financial statements, International Accounting Each of the Directors, whose names and functions are listed on pages Standard 1 requires that directors: 42 and 43, confirms that: • properly select and apply accounting policies; • to the best of their knowledge, the consolidated financial statements • present information, including accounting policies, in a manner and the parent company financial statements, which have been that provides relevant, reliable, comparable and understandable prepared in accordance with IFRSs as issued by the IASB and IFRS as information; adopted by the European Union and UK GAAP FRS 101 respectively, • provide additional disclosures when compliance with the specific give a true and fair view of the assets, liabilities, financial position and requirements in IFRSs are insufficient to enable users to understand profit of the Company on a consolidated and individual basis; the impact of particular transactions, other events and conditions • to the best of their knowledge, the Strategic Report contained in on the entity’s financial position and financial performance; and the Annual Report and Accounts includes a fair review of the • make an assessment of the Group’s ability to continue as a development and performance of the business and the position of going concern. the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces; and In preparing the Parent Company financial statements, the Directors • they consider that the Annual Report and Accounts, taken as a whole, are required to: are fair, balanced and understandable and provides the information • select suitable accounting policies and then apply them consistently; necessary for shareholders to assess the Company’s position and • make judgments and accounting estimates that are reasonable performance, business model and strategy. and prudent; • state whether applicable UK Accounting Standards have been This responsibilities statement was approved by the Board and signed followed, subject to any material departures disclosed and explained on its behalf. in the financial statements; and • prepare the financial statements on the going concern basis unless it is Directors’ Report inappropriate to presume that the Company will continue in business. The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing Rules, The Directors are responsible for keeping adequate accounting records and Disclosure Rules and Transparency Rules, comprising pages 2–79 that are sufficient to show and explain the Group and Parent Company’s and 184–217, was approved by the Board and signed on its behalf. transactions and disclose with reasonable accuracy at any time the financial position of the Group and Parent Company on a consolidated Strategic Report The Strategic Report, comprising pages 2–39, was approved by the Board and signed on its behalf. By order of the Board Alison Kay Group General Counsel & Company Secretary 16 May 2018 Company number: 4031152 82 National Grid Annual Report and Accounts 2017/18 Financial Statements  |  Statement of Directors’ responsibilities

INTENTIONALLY LEFT BLANK National Grid Annual Report and Accounts 2017/18 83

INTENTIONALLY LEFT BLANK 84 National Grid Annual Report and Accounts 2017/18

INTENTIONALLY LEFT BLANK National Grid Annual Report and Accounts 2017/18 85

INTENTIONALLY LEFT BLANK 86 National Grid Annual Report and Accounts 2017/18

INTENTIONALLY LEFT BLANK National Grid Annual Report and Accounts 2017/18 87

INTENTIONALLY LEFT BLANK 88 National Grid Annual Report and Accounts 2017/18

INTENTIONALLY LEFT BLANK National Grid Annual Report and Accounts 2017/18 89

INTENTIONALLY LEFT BLANK 90 National Grid Annual Report and Accounts 2017/18

INTENTIONALLY LEFT BLANK National Grid Annual Report and Accounts 2017/18 91

INTENTIONALLY LEFT BLANK 92 National Grid Annual Report and Accounts 2017/18

INTENTIONALLY LEFT BLANK National Grid Annual Report and Accounts 2017/18 93

Consolidated income statement
for the years ended 31 March

2018	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 4) £m	Total £m

Continuing operations
Revenue	2(a)	15,250	—	15,250
Operating costs	3,4	(11,793)	36	(11,757)
Operating profit	2(b)	3,457	36	3,493
Finance income	5	154	—	154
Finance costs	4,5	(1,128)	229	(899)
Share of post-tax results of joint ventures and associates	15,4	167	(207)	(40)
Profit before tax	2(b),4	2,650	58	2,708
Tax	4,6	(589)	1,473	884
Profit after tax from continuing operations	4	2,061	1,531	3,592
Loss after tax from discontinued operations	9	—	(41)	(41)
Total profit for the year (continuing and discontinued)		2,061	1,490	3,551
Attributable to:
Equity shareholders of the parent		2,060	1,490	3,550
Non-controlling interests[1]		1	—	1
Earnings per share (pence)
Basic earnings per share (continuing)	7			103.8
Diluted earnings per share (continuing)	7			103.3
Basic earnings per share (continuing and discontinued)	7			102.6
Diluted earnings per share (continuing and discontinued)	7			102.1

1.	The non-controlling interests for the year ended 31 March 2018 relate to continuing operations.

2017¹	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 4) £m	Total £m

Continuing operations
Revenue	2(a)	15,035	—	15,035
Operating costs	3,4	(11,262)	(565)	(11,827)
Operating profit	2(b)	3,773	(565)	3,208
Finance income	5	53	—	53
Finance costs	4,5	(1,082)	(58)	(1,140)
Share of post-tax results of joint ventures and associates	15	63	—	63
Profit before tax	2(b),4	2,807	(623)	2,184
Tax	6	(666)	292	(374)
Profit after tax from continuing operations	4	2,141	(331)	1,810
Profit after tax from discontinued operations	9	606	5,378	5,984
Total profit for the year (continuing and discontinued)		2,747	5,047	7,794
Attributable to:
Equity shareholders of the parent		2,747	5,048	7,795
Non-controlling interests[2]		—	(1)	(1)
Earnings per share (pence)
Basic earnings per share (continuing)	7			48.1
Diluted earnings per share (continuing)	7			47.9
Basic earnings per share (continuing and discontinued)	7			207.1
Diluted earnings per share (continuing and discontinued)	7			206.2

1.	Comparatives have been re-presented to reflect the change to a columnar format (see note 1).

2.	The non-controlling interests for the year ended 31 March 2017 relate to discontinued operations.

94 National Grid Annual Report and Accounts 2017/18 Financial Statements | Consolidated income statement

2016¹	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 4) £m	Total £m

Continuing operations
Revenue	2(a)	13,212	—	13,212
Operating costs	3,4	(9,998)	11	(9,987)
Operating profit	2(b)	3,214	11	3,225
Finance income	5	22	—	22
Finance costs	4,5	(878)	(99)	(977)
Share of post-tax results of joint ventures and associates		59	—	59
Profit before tax	2(b),4	2,417	(88)	2,329
Tax	6	(604)	177	(427)
Profit after tax from continuing operations	4	1,813	89	1,902
Profit after tax from discontinued operations	9	576	116	692
Total profit for the year (continuing and discontinued)		2,389	205	2,594
Attributable to:
Equity shareholders of the parent		2,386	205	2,591
Non-controlling interests[2]		3	—	3
Earnings per share (pence)
Basic earnings per share (continuing)	7			50.4
Diluted earnings per share (continuing)	7			50.2
Basic earnings per share (continuing and discontinued)	7			68.7
Diluted earnings per share (continuing and discontinued)	7			68.4

1.	Comparatives have been re-presented to reflect the change to a columnar format (see note 1).

2.	The non-controlling interests for the year ended 31 March 2016 relate to both continuing and discontinued operations.

Financial Statements | Consolidated income statement National Grid Annual Report and Accounts 2017/18 95

Consolidated income statement continued

Unaudited commentary on the consolidated income statement

The consolidated income statement shows income earned and expenditure for the year, with the difference being the overall profit for the year.

The commentary below relates to continuing operations only.

Revenue
Revenue for the year ended 31 March 2018 increased by £215 million to £15,250 million. This increase was driven by higher revenues in our US Regulated and NGV and Other businesses, partially offset by lower revenues in our UK Electricity Transmission business. US Regulated revenues were £341 million higher year-on-year including increased pass-through costs, the impact of new rate plans and the benefit of capital trackers, partially offset by an unfavourable impact from foreign exchange. UK Electricity Transmission revenues decreased by £285 million, including a reduction in pass-through costs, the absence of last year’s recovery of outstanding timing balances and higher adjustments this year to return the benefits of efficiencies and lower required outputs to customers. Revenue from NGV and Other businesses increased by £63 million, primarily driven by support services provided to Cadent.

Operating costs
Operating costs for the year ended 31 March 2018 of £11,757 million were £70 million lower than the prior year. This decrease in costs included a £601 million decrease in exceptional items and remeasurements, which is discussed below. Excluding exceptional items and remeasurements, operating costs were £531 million higher, principally due to higher pass-through costs in the US, £142 million of major storm costs incurred in the US and higher depreciation as a result of continued asset investment, partially offset by the impact of movement in exchange rates.

Net finance costs
For the year ended 31 March 2018, net finance costs before exceptional items and remeasurements were £55 million lower than 2016/17 at £974 million, mainly as a result of the impact of the weaker US dollar, higher gains on the sale of financial assets and lower pension interest expense due to a reduction in pension deficits, partially offset by the impact of higher UK RPI inflation. Net finance costs in 2017/18 included remeasurement gains of £119 million on derivative financial instruments used to hedge our borrowings, compared to £58 million of remeasurement losses in 2016/17. In addition, during 2017/18 we had a £110 million remeasurement gain on a derivative financial instrument relating to the put/call option over a 14% interest in Quadgas HoldCo Limited.

Share of post-tax results of joint ventures and associates
Share of post-tax results of joint ventures and associates before exceptional items and remeasurements was £104 million higher at £167 million, primarily due to the inclusion of our 39% share of the results of Cadent this year.

Tax
The tax charge on profits before exceptional items and remeasurements of £589 million was £77 million lower than 2016/17. This was primarily due to lower UK and US corporate tax rates partially offset by lower tax credits in respect of prior years.

Exceptional items and remeasurements
Operating costs for the year ended 31 March 2018 included a £26 million gain on settlement of outstanding balances related to the LIPA Management Services Agreement, together with a net £10 million gain on remeasurement of commodity contracts. In the previous year, operating costs included £565 million of exceptional costs primarily associated with environmental charges and gas holder decommissioning.

Finance costs for the year ended 31 March 2018 included a gain of £229 million on financial remeasurements of derivative financial instruments, including a £110 million gain on the put option to dispose of a 14% interest in Cadent. For the previous year ended 31 March 2017, we incurred a loss of £58 million on financial remeasurements.

Share of post-tax results of joint ventures and associates for the year ended 31 March 2018 included a £207 million exceptional loss, principally relating to an impairment of the carrying value of our investment in Cadent following the agreement to potentially dispose of our remaining 25% holding.

Exceptional items and remeasurements relating to taxation for 2017/18 comprised a credit of £1,473 million, which primarily related to a decrease in net deferred tax liabilities due to the reduction in the US corporate tax rate.

Adjusted earnings and adjusted EPS from continuing operations
Adjusted earnings and adjusted EPS, which exclude exceptional items and remeasurements, are provided to reflect results of the Group on a ‘business performance’ basis, described further in note 4. The following chart shows the five-year trend in adjusted profit attributable to equity shareholders of the parent (adjusted earnings) and adjusted earnings per share. See note 7 for a reconciliation of adjusted basic EPS to EPS.

Adjusted earnings and adjusted EPS from continuing operations1

1.	Adjusted earnings and adjusted EPS are attributable to equity shareholders of the parent.

The above earnings performance translated into adjusted EPS growth in 2017/18 of 2.6p (5%).

Exchange rates
Our financial results are reported in sterling. Transactions for our US operations are denominated in dollars, so the related amounts that are reported in sterling depend on the dollar to sterling exchange rate. The table below shows the average and closing exchange rates of sterling to US dollars.

	2017/18	2016/17	% change
Weighted average (income statement)	1.36	1.28	6%
Year-end (statement of financial position)	1.40	1.25	12%
The movement in foreign exchange during 2017/18 has resulted in a £536 million reduction in revenue, a £98 million reduction in adjusted operating profit, and a £73 million reduction in operating profit.

96 National Grid Annual Report and Accounts 2017/18 Financial Statements | Consolidated income statement

Consolidated statement of comprehensive income
for the years ended 31 March

		2018	2017	2016
	Notes	£m	£m	£m
Profit after tax from continuing operations		3,592	1,810	1,902
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement gains of pension assets and post-retirement benefit obligations	23	1,313	423	410
Share of other comprehensive income of associates, net of tax[1]		142	—	—
Tax on items that will never be reclassified to profit or loss	6	(530)	(277)	(95)
Total items from continuing operations that will never be reclassified to profit or loss		925	146	315
Items from continuing operations that may be reclassified subsequently to profit or loss:
Exchange adjustments		(505)	346	69
Net gains in respect of cash flow hedges		19	70	88
Transferred to profit or loss in respect of cash flow hedges		(3)	(6)	26
Net (losses)/gains on available-for-sale investments		(30)	81	43
Transferred to profit or loss on sale of available-for-sale investments		(73)	(25)	—
Share of other comprehensive income of associates, net of tax[1]		5	—	—
Tax on items that may be reclassified subsequently to profit or loss	6	33	(34)	(39)
Total items from continuing operations that may be reclassified subsequently to profit or loss		(554)	432	187
Other comprehensive income for the year, net of tax from continuing operations		371	578	502
Other comprehensive income for the year, net of tax from discontinued operations	9	—	42	71
Other comprehensive income for the year, net of tax		371	620	573
Total comprehensive income for the year from continuing operations		3,963	2,388	2,404
Total comprehensive income for the year from discontinued operations	9	(41)	6,026	763
Total comprehensive income for the year		3,922	8,414	3,167
Attributable to:
Equity shareholders of the parent
From continuing operations		3,963	2,389	2,403
From discontinued operations		(41)	6,026	761
		3,922	8,415	3,164
Non-controlling interests
From continuing operations		—	(1)	1
From discontinued operations		—	—	2
		—	(1)	3

1.
The share of other comprehensive income of associates relates to items of other comprehensive income of Cadent (investment through Quadgas HoldCo Limited), comprising £142 million (2017: £nil; 2016: £nil) remeasurement gains on pension assets and post-retirement benefit obligations and a £5 million (2017: £nil; 2016: £nil) net gain in respect of cash flow hedges. Both items are shown net of tax.

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

Remeasurement gains of pension assets and post-retirement benefit obligations
We had a net gain after tax of £925 million (2016/17: £146 million; 2015/16: £315 million) on our pension assets and other post-retirement benefit obligations which is due to changes in key assumptions made in the valuation calculation of pension liabilities and differences between the expected and actual pension asset returns.

Exchange adjustments
Adjustments are made when we translate the results and net assets of our companies operating outside the UK, as well as debt and derivative transactions designated as a net investment hedge of our foreign currency operations. The net movement for the year resulted in a loss of £505 million (2016/17: £346 million gain; 2015/16: £69 million gain).

Net gains in respect of cash flow hedges
The value of derivatives held to hedge cash flows is impacted by changes in expected interest rates and exchange rates. The net gain for the year was £19 million (2016/17: £70 million; 2015/16: £88 million).

Financial Statements | Consolidated statement of comprehensive income National Grid Annual Report and Accounts 2017/18 97

Consolidated statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves[1] £m	Total shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 31 March 2015	443	1,331	14,870	(4,682)	11,962	12	11,974
Profit for the year	—	—	2,591	—	2,591	3	2,594
Other comprehensive income for the year	—	—	414	159	573	—	573
Total comprehensive income for the year	—	—	3,005	159	3,164	3	3,167
Equity dividends	—	—	(1,337)	—	(1,337)	—	(1,337)
Scrip dividend-related share issue[2]	4	(5)	—	—	(1)	—	(1)
Purchase of treasury shares	—	—	(267)	—	(267)	—	(267)
Issue of treasury shares	—	—	16	—	16	—	16
Purchase of own shares	—	—	(6)	—	(6)	—	(6)
Other movements in non-controlling interests	—	—	—	—	—	(5)	(5)
Share-based payments	—	—	22	—	22	—	22
Tax on share-based payments	—	—	2	—	2	—	2
At 31 March 2016	447	1,326	16,305	(4,523)	13,555	10	13,565
Profit/(loss) for the year	—	—	7,795	—	7,795	(1)	7,794
Other comprehensive income for the year	—	—	84	536	620	—	620
Total comprehensive income/(loss) for the year	—	—	7,879	536	8,415	(1)	8,414
Equity dividends	—	—	(1,463)	—	(1,463)	—	(1,463)
Scrip dividend-related share issue[2]	2	(2)	—	—	—	—	—
Purchase of treasury shares	—	—	(189)	—	(189)	—	(189)
Issue of treasury shares	—	—	18	—	18	—	18
Purchase of own shares	—	—	(6)	—	(6)	—	(6)
Other movements in non-controlling interests	—	—	—	—	—	7	7
Share-based payments	—	—	35	—	35	—	35
Tax on share-based payments	—	—	3	—	3	—	3
At 31 March 2017	449	1,324	22,582	(3,987)	20,368	16	20,384
Profit for the year	—	—	3,550	—	3,550	1	3,551
Other comprehensive income/(loss) for the year	—	—	925	(553)	372	(1)	371
Total comprehensive income/(loss) for the year	—	—	4,475	(553)	3,922	—	3,922
Equity dividends	—	—	(4,487)	—	(4,487)	—	(4,487)
Scrip dividend-related share issue[2]	3	(3)	—	—	—	—	—
Purchase of treasury shares	—	—	(1,017)	—	(1,017)	—	(1,017)
Issue of treasury shares	—	—	33	—	33	—	33
Purchase of own shares	—	—	(5)	—	(5)	—	(5)
Share-based payments	—	—	16	—	16	—	16
Tax on share-based payments	—	—	2	—	2	—	2
At 31 March 2018³	452	1,321	21,599	(4,540)	18,832	16	18,848

1.	For further details of other equity reserves, see note 26.

2.	Included within the share premium account are costs associated with scrip dividends.

3.	Refer to note 7 for the effect of the share consolidation and the special dividend.

Unaudited commentary on consolidated statement of changes in equity

The consolidated statement of changes in equity shows additions and reductions to equity. For us, the main items are profit earned and dividends paid in the year.
Dividends
The Directors are proposing a final dividend of 30.44 pence per share, bringing the total dividend for the year to 45.93 pence per share, a 3.7% increase on 2016/17. The Directors intend to target increasing the annual dividend per share by at least the rate of RPI inflation for the foreseeable future.

Special dividend
Following completion of the sale of the majority interest in UK Gas Distribution, the Company paid a special interim dividend on 2 June 2017 of 84.375 pence per existing ordinary share ($5.4224 per existing American Depositary Share). This returned approximately £3,170 million to shareholders.

98 National Grid Annual Report and Accounts 2017/18 Financial Statements | Consolidated statement of changes in equity

Consolidated statement of financial position
as at 31 March

		2018	2017¹
	Notes	£m	£m
Non-current assets
Goodwill	10	5,444	6,096
Other intangible assets	11	899	923
Property, plant and equipment	12	39,853	39,825
Other non-current assets	13	115	69
Pension assets	23	1,409	603
Financial and other investments	14	899	1,100
Investments in joint ventures and associates	15	2,168	2,083
Derivative financial assets	16	1,319	1,567
Total non-current assets		52,106	52,266
Current assets
Inventories and current intangible assets	17	341	403
Trade and other receivables	18	2,798	2,728
Current tax assets		114	317
Financial and other investments	14	2,694	8,741
Derivative financial assets	16	405	246
Cash and cash equivalents	19	329	1,139
Total current assets		6,681	13,574
Total assets		58,787	65,840
Current liabilities
Borrowings	20	(4,447)	(5,496)
Derivative financial liabilities	16	(401)	(1,147)
Trade and other payables	21	(3,453)	(3,345)
Current tax liabilities		(123)	(107)
Provisions	24	(273)	(416)
Total current liabilities		(8,697)	(10,511)
Non-current liabilities
Borrowings	20	(22,178)	(23,142)
Derivative financial liabilities	16	(660)	(1,246)
Other non-current liabilities	22	(1,317)	(1,370)
Deferred tax liabilities	6	(3,636)	(4,479)
Pensions and other post-retirement benefit obligations	23	(1,672)	(2,536)
Provisions	24	(1,779)	(2,172)
Total non-current liabilities		(31,242)	(34,945)
Total liabilities		(39,939)	(45,456)
Net assets		18,848	20,384
Equity
Share capital	25	452	449
Share premium account		1,321	1,324
Retained earnings		21,599	22,582
Other equity reserves	26	(4,540)	(3,987)
Total shareholders’ equity		18,832	20,368
Non-controlling interests		16	16
Total equity		18,848	20,384

1.
Comparative amounts have been represented to reflect the reclassification of commodity derivative contracts from trade and other receivables and payables, and from other non-current assets and liabilities to derivative financial assets and derivative financial liabilities (see note 16).

The consolidated financial statements set out on pages 94 to 177 were approved by the Board of Directors on 16 May 2018 and were signed on its behalf by:

Sir Peter Gershon Chairman
Andrew Bonfield Finance Director

National Grid plc
Registered number: 4031152

Financial Statements | Consolidated statement of financial position National Grid Annual Report and Accounts 2017/18 99

Consolidated statement of financial position continued

Unaudited commentary on consolidated statement of financial position

The consolidated statement of financial position shows all the Group’s assets and liabilities at the year end. As a capital-intensive business, we have significant amounts of physical assets and corresponding borrowings.

Goodwill and other intangible assets
Goodwill and other intangibles decreased by £676 million to £6,343 million as at 31 March 2018. This decrease primarily relates to foreign exchange movements of £707 million with software additions of £173 million mostly offset by software amortisation of £138 million.

Property, plant and equipment
Property, plant and equipment remained steady, showing a £28 million increase to £39,853 million as at 31 March 2018. This was principally due to additions of £3,901 million primarily related to capital expenditure on the renewal and extension of our regulated networks less depreciation of £1,392 million in the year, disposals of £45 million and the impact of foreign exchange movements of £2,428 million. See note 2 for further details of our capital expenditure.

Investments and other non-current assets
Investments in joint ventures and associates, financial and other investments and other non-current assets (including the non-current corporate tax asset) have decreased by £70 million to £3,182 million. This is primarily due to the net effect of the sale of our shares in Dominion driving a decrease of £173 million in the year; additions to our joint ventures and associates of £129 million partially offset by a net reduction in our investment in Quadgas HoldCo Limited of £17 million as a result of the impairment recorded, the actuarial gains in the pension scheme and dividends received largely offsetting profits; and the recognition of a non-current corporation tax asset of £51 million in respect of tax repayments due in the US.

Inventories and current intangible assets and trade and other receivables
Inventories and current intangible assets and trade and other receivables have increased by £286 million, excluding £278 million of foreign exchange, to £3,139 million as at 31 March 2018. The increase in trade receivables reflects the colder winter, higher gas costs and Balancing Services Incentives Scheme cost recoveries. This is partly offset by a decrease in inventories following lower levels of gas on hand held at 31 March 2018 due to the increased demand at that time and to lower current intangible assets of £30 million following the settlement of outstanding emissions credits.

Current tax balances
The net current tax liability of £9 million as at 31 March 2018 has changed by £219 million from a net current tax asset of £210 million as at 31 March 2017. This is primarily due to the current tax charge in the year.

Deferred tax balances
Deferred tax balances have decreased by £843 million to £3,636 million as at 31 March 2018. This is primarily due to the deferred tax credit arising on the reduction in the US corporate tax rate partially offset by the deferred tax charge on actuarial gains in reserves.

Trade and other payables
Trade and other payables have increased by £313 million, excluding foreign exchange of £209 million, to £3,453 million. This is principally due to an increase in storm accruals in the US.

Provisions and other non-current liabilities
Provisions and other non-current liabilities decreased by £324 million, excluding foreign exchange of £265 million, to £3,369 million as at 31 March 2018.

This primarily relates to provisions, which decreased by £341 million in the year excluding the impact of foreign exchange. The underlying movements included £93 million utilisation and reversal of unused provisions for costs associated with the sale of UK Gas Distribution and £75 million utilisation of the environmental provision. In 2016/17 we recognised a provision of £150 million relating to a voluntary distribution to be made for the benefit of energy customers from the proceeds arising from the sale of UK Gas Distribution. During the year we paid out £33 million, and the remaining balance of £117 million is now classified within trade and other payables, reflecting our Funding Agreement with Affordable Warmth Solutions.

Net debt
Net debt is the aggregate of cash and cash equivalents, current financial and other investments, borrowings, and all derivative financial assets and liabilities excluding commodity contract derivatives and excluding the Further Acquisition Agreement derivative. See further analysis with the consolidated cash flow statement on page 101 and further breakdowns and analysis within note 27.

Net pension and other post-retirement obligations
A summary of the total UK and US assets and liabilities and the overall net IAS 19 (revised) accounting deficit is shown below:

Net plan surplus/(deficit)	UK £m	US £m	Total £m
As at 1 April 2017	(156)	(1,777)	(1,933)
Exchange movements	—	175	175
Current service cost	(49)	(144)	(193)
Net interest cost	(3)	(62)	(65)
Curtailments and other	(15)	(20)	(35)
Actuarial gains/(losses)
– on plan assets	103	465	568
– on plan liabilities	1,074	(329)	745
Employer contributions	150	325	475
As at 31 March 2018	1,104	(1,367)	(263)
Represented by:
Plan assets	15,330	8,528	23,858
Plan liabilities	(14,226)	(9,895)	(24,121)
	1,104	(1,367)	(263)
The principal movements in net obligations during the year include net actuarial gains of £1,313 million and employer contributions of £475 million. Actuarial gains include gains of £568 million arising on plan assets resulting from actual asset returns being greater than assumed returns which are based upon the discount rate at the start of the year. Actuarial gains on plan liabilities of £745 million arose primarily as a consequence of an increase in the real UK discount rates giving an actuarial gain of £604 million combined with updated UK demographic assumptions reducing liabilities by £565 million and a decrease in the US nominal discount rate resulting in actuarial losses of £430 million.

Further information on our pension and other post-retirement obligations can be found in note 23 to the consolidated financial statements.

Off balance sheet items
There were no significant off balance sheet items other than the commitments and contingencies detailed in note 28.

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

100 National Grid Annual Report and Accounts 2017/18 Financial Statements | Consolidated statement of financial position

Consolidated cash flow statement
for the years ended 31 March

		2018	2017	2016
	Notes	£m	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	3,493	3,208	3,225
Adjustments for:
Exceptional items and remeasurements	4	(36)	565	(11)
Depreciation, amortisation and impairment		1,530	1,481	1,311
Share-based payments charge		16	32	21
Gain on exchange of associate for available-for-sale investment		—	—	(49)
Changes in working capital		118	151	416
Changes in provisions		(206)	(181)	(58)
Changes in pensions and other post-retirement benefit obligations		(239)	(768)	(293)
Cash flows relating to exceptional items		26	(36)	(40)
Cash generated from operations – continuing operations		4,702	4,452	4,522
Tax recovered/(paid)		8	(132)	(230)
Net cash inflow from operating activities – continuing operations		4,710	4,320	4,292
Net cash (used in)/inflow from operating activities – discontinued operations	9	(207)	909	1,076
Cash flows from investing activities
Acquisition of investments		(2)	—	—
Investments in joint ventures and associates		(129)	(76)	(116)
Loans to joint ventures and associates		(68)	(61)	—
Disposal of investments		134	—	—
Disposal of UK Gas Distribution	9,15	(20)	5,454	—
Purchases of intangible assets		(173)	(223)	(196)
Purchases of property, plant and equipment		(3,738)	(3,296)	(2,855)
Disposals of property, plant and equipment		10	18	4
Dividends received from joint ventures and associates		213	99	72
Interest received		57	51	23
Net movements in short-term financial investments[1]		5,953	(5,600)	(391)
Net cash flow from/(used in) investing activities – continuing operations		2,237	(3,634)	(3,459)
Net cash flow used in investing activities – discontinued operations		—	(680)	(577)
Cash flows from financing activities
Purchase of treasury shares		(1,017)	(189)	(267)
Proceeds from issue of treasury shares		33	18	16
Purchase of own shares		(5)	(6)	(6)
Proceeds received from loans		1,941	2,463	2,726
Repayment of loans		(2,156)	(1,616)	(896)
Net movements in short-term borrowings and derivatives		(772)	90	(730)
Interest paid		(853)	(839)	(711)
Dividends paid to shareholders		(4,487)	(1,463)	(1,337)
Net cash flow used in financing activities – continuing operations		(7,316)	(1,542)	(1,205)
Net cash flow (used in)/from financing activities – discontinued operations		(231)	1,611	(123)
Net (decrease)/increase in cash and cash equivalents	27(a)	(807)	984	4
Disposal of bank overdraft in UK Gas Distribution		—	15	—
Exchange movements		(3)	16	4
Net cash and cash equivalents at start of year		1,139	124	116
Net cash and cash equivalents at end of year[1]	19	329	1,139	124

1.	Net of bank overdrafts of £nil (2017: £nil; 2016: £3 million).

Financial Statements | Consolidated cash flow statement National Grid Annual Report and Accounts 2017/18 101

Consolidated cash flow statement continued

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

Reconciliation of cash flows to net debt

	2018	2017
	£m	£m
Cash generated from continuing operations	4,702	4,452
Cash generated from discontinued operations	(207)	987
	4,495	5,439
Net capital investment – continuing operations	(4,098)	(3,638)
Net capital investment – discontinued operations	—	(605)
	(4,098)	(4,243)
Business net cash flow	397	1,196
Net interest paid – continuing operations	(796)	(788)
Net interest paid – discontinued operations	—	(1,167)
	(796)	(1,955)
Tax recovered/(paid) – continuing operations	8	(132)
Tax paid – discontinued operations	—	(78)
	8	(210)
Ordinary dividends paid and scrip buybacks	(1,494)	(1,652)
Return of capital	(4,010)	—
Disposal of UK Gas Distribution	(20)	11,344
Other cash movements	239	110
Non-cash movements	1,948	(2,782)
(Increase)/decrease in net debt	(3,728)	6,051
Opening net debt	(19,274)	(25,325)
Closing net debt	(23,002)	(19,274)

Cash generated from continuing operations
Cash generated from continuing operations (£m)
Cash flows from our operations are largely stable when viewed over the longer term. Our electricity and gas transmission operations in the UK are subject to multi-year rate agreements with regulators. In the UK, we have largely stable cash flows. However, in the US our short-term cash flows are dependent on the price of gas and electricity and the timing of customer payments. The regulatory mechanisms for recovering costs from customers can result in significant cash flow swings from year to year. Changes in volumes in the US, for example as a consequence of abnormally mild or extreme weather can affect revenues, and hence cash flows, particularly in the winter months.

For the year ended 31 March 2018, cash flows from continuing operations increased by £250 million to £4,702 million. The outflow of £239 million from changes in pensions and other post-retirement obligations was £529 million lower than 2016/17 due to higher levels of contributions into the UK and US schemes in the prior year.

Cash flows from discontinued operations decreased by £1,194 million to a £207 million outflow in 2017/18. Discontinued operations in 2016/17 included the cash flows of the UK Gas Distribution business. In 2017/18, discontinued operations included cash outflows for residual transaction costs related to the disposal.

102 National Grid Annual Report and Accounts 2017/18 Financial Statements | Consolidated cash flow statement

Unaudited commentary on the consolidated cash flow statement continued

Net capital investment
Net cash capital investment for continuing operations in the year of £4,098 million comprising investments and loans to joint ventures and associates of £197 million (including St William) and purchases of intangibles and property, plant and equipment (net of disposals) of £3,901 million was £460 million higher than the prior year. This was a result of higher spend in our US Regulated and UK Gas Transmission businesses, along with increased levels of investment in interconnectors, offset by exchange movements of £133 million and lower spend in UK Electricity Transmission.

Net interest paid (including exceptional interest)
Net interest paid for continuing operations was £796 million, £8 million higher than 2016/17 with increased payments at constant currency mostly offset by the impact of exchange rates on our US dollar denominated finance costs. Net interest paid and exceptional finance costs for discontinued operations in 2016/17 were £1,167 million, primarily due to £1,052 million of debt buyback costs incurred as part of the Group’s liability management programme in relation to the disposal of the UK Gas Distribution business.

Tax recovered/paid
Tax recovered for continuing operations in the year to 31 March 2018 was £8 million. This was primarily due to refunds in the US and UK of tax previously overpaid of £46 million and £67 million respectively, offset by UK tax payments which were lower than 2016/17 as a result of tax deductible costs incurred in respect of the disposal of UK Gas Distribution.

Dividends paid and scrip buybacks
Ordinary dividends paid in the year ended 31 March 2018 amounted to £1,316 million. This was £147 million lower than 2016/17 reflecting the decrease in the number of shares following the share consolidation, offset by an increase in the final dividend paid in August 2017. Share buybacks of £178 million, related to the repurchase of the scrip uptake, were £11 million lower than 2016/17.

Return of capital
A total cash outflow of £4,010 million related to the return to shareholders of proceeds from the disposal of the UK Gas Distribution business. This comprised a £3,171 million outflow related to the special dividend on 2 June 2018 (accompanied by an 11 for 12 share consolidation) and £839 million of share buybacks.

Disposal of UK Gas Distribution
The inflow in 2016/17 reflects the cash proceeds received of £5,454 million and the £5,890 million of net debt deconsolidated on disposal of UK Gas Distribution (see note 27). The outflow of £20 million in 2017/18 relates to the completion account settlement in November 2017.

Other cash movements
Other cash flows principally arise from the disposal of a financial investment in Dominion for £126 million and dividends from joint ventures and associates of £213 million (£114 million higher than 2016/17), partly offset by movements in treasury shares.

Non-cash movements
The non-cash movements are predominantly due to the weakening of the US dollar against sterling, resulting in movements in foreign exchange arising on net debt held in US dollars. In the year, the dollar weakened from $1.25 at 31 March 2017 to $1.40 at 31 March 2018. Other non-cash movements primarily arise from changes in fair values of financial assets and liabilities and interest accretions and accruals.

Net debt
Net debt at 31 March (£m)

Financial Statements | Consolidated cash flow statement National Grid Annual Report and Accounts 2017/18 103

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

This section also shows areas of judgement and key sources of estimation uncertainty in these financial statements. In addition, we summarise new IASB and EU endorsed accounting standards, amendments and interpretations and whether these are effective in 2019 or later years, explaining how significant changes are expected to affect our reported results.

National Grid’s principal activities involve the transmission and distribution of electricity and gas in Great Britain and northeastern US. The Company is a public limited liability company incorporated and domiciled in England and Wales, with its registered office at 1–3 Strand, London WC2N 5EH.

The Company, National Grid plc, which is the ultimate parent of the Group, has its primary listing on the London Stock Exchange and is also quoted on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the Board on 16 May 2018.

These consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations as issued by the IASB and IFRS as adopted by the EU. They are prepared on the basis of all IFRS accounting standards and interpretations that are mandatory for periods ended 31 March 2018 and in accordance with the Companies Act 2006 applicable to companies reporting under IFRS and Article 4 of the EU IAS Regulation. The comparative financial information has also been prepared on this basis.

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

Our income statement and segmental analysis separately identify financial results before and after exceptional items and remeasurements. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group’s financial performance. Presenting financial results before exceptional items and remeasurements is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee and aids the comparability of reported financial performance from year to year in this context.

Further, this year we have adopted a columnar presentation as we consider it improves the clarity of the presentation, and is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee, and better enables users of the financial statements to understand the results. The inclusion of total profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors. Accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and year-on-year.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period (see accounting policy E).

A. Going concern
The Directors considered it appropriate to prepare the financial statements on a going concern basis, having considered the Company’s cash flow forecasts with respect to business planning and treasury management activities. The going concern basis presumes that the Group has adequate resources to remain in operation, and that the Directors intend it to do so, for at least one year from the date the financial statements are signed.

B. Basis of consolidation
The consolidated financial statements incorporate the results, assets and liabilities of the Company and its subsidiaries, together with a share of the results, assets and liabilities of joint operations. The Group accounts for joint ventures and associates using the equity method of accounting, where the investment is carried at cost plus post-acquisition changes in the share of net assets of the joint venture or associate, less any provision for impairment.

A subsidiary is defined as an entity controlled by the Group. Control is achieved where the Group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the power to affect those returns through its power over the entity.

Losses in excess of the consolidated interest in joint ventures and associates are not recognised, except where the Company or its subsidiaries have made a commitment to make good those losses.

Where necessary, adjustments are made to bring the accounting policies used in the individual financial statements of the Company, subsidiaries, joint operations, joint ventures and associates into line with those used by the Group in its consolidated financial statements under IFRS. Intercompany transactions are eliminated.

The results of subsidiaries (other than relating to UK Gas Distribution as described in C below), joint operations, joint ventures and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Acquisitions are accounted for using the acquisition method, where the purchase price is allocated to the identifiable assets acquired and liabilities assumed on a fair value basis and the remainder recognised as goodwill.

C. Disposal of UK Gas Distribution
As described further in note 9, on 8 December 2016 the Group entered into a sale and purchase agreement to dispose of a 61% controlling stake in the UK Gas Distribution business. The disposal completed on 31 March 2017 and the Group has retained a 39% interest in the business. As a result, all assets and liabilities of UK Gas Distribution were deemed to be disposed of and a 39% interest reacquired. The 39% retained interest is classified as an associate on the basis that the Group retains significant influence over the business through its retained stake. The Group has the ability to appoint 4 of the 12 directors on the board of Quadgas HoldCo Limited.

In addition, the Group entered into a Further Acquisition Agreement (FAA) over a further 14% interest. Refer to note 15 for further details.

The Group classified UK Gas Distribution as held for sale as of 8 December 2016, when it became highly probable that the value of the business to the Group would be recovered through sale rather than continuing ownership. As UK Gas Distribution represents a separate major line of business, the business was classified as a discontinued operation in the 2016/17 consolidated income statement. This continues to be reflected in the consolidated income statement and the consolidated statement of comprehensive income, as well as earnings per share (EPS) split between continuing and discontinued operations.

In the current year, any true-ups relating to the disposal of the controlling stake are recorded within discontinued operations.

104 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

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

Gains and losses arising on the retranslation of monetary assets and liabilities are included in the income statement, except where the application of hedge accounting requires inclusion in other comprehensive income see note 16.

On consolidation, the assets and liabilities of operations that have a functional currency different from the Company’s functional currency of pounds sterling, principally our US operations that have a functional currency of US dollars, are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period where these do not differ materially from rates at the date of the transaction. Exchange differences arising are recognised in other comprehensive income and transferred to the consolidated translation reserve within other equity reserves see note 26.

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

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are as follows:

•	categorisation of certain items as exceptional items and the definition of adjusted earnings see notes 4 and 7.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

•	valuation of liabilities for pensions and other post-retirement benefits see note 23; and

•	the discount rate and cash flows applied in determining the environmental provisions see note 24.

In order to illustrate the impact that changes in assumptions could have on our results and financial position, we have included sensitivity analyses in note 33.

F. Accounting policy choices
IFRS provides certain options available within accounting standards. Choices we have made, and continue to make, include the following:

•
Presentational formats: we use the nature of expense method for our income statement and aggregate our statement of financial position to net assets and total equity. In the income statement, we present subtotals of total operating profit, profit before tax and profit after tax from continuing operations, together with additional subtotals excluding exceptional items and remeasurements as a result of the three columnar layout described earlier. Exceptional items and remeasurements are presented in a separate column on the face of the income statement.

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

New IFRS accounting standards effective for the year ended 31 March 2018
The Group has adopted the following amendments to standards:

•	annual improvements to IFRSs 2014-2016 Cycle;

•	amendments to IAS 7 ‘Statement of cash flows’; and

•	amendments to IAS 12 ‘Income taxes’.

The adoption of these amendments has had no material impact on the Group’s results or financial statement disclosures.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 105

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

i) IFRS 9 ‘Financial Instruments’
IFRS 9 ‘Financial Instruments’ is effective for National Grid for the year ending 31 March 2019. The change to IFRS 9 principally impacts the accounting for the classification and measurement of financial instruments, impairment of financial assets and hedge accounting.

The Group has elected not to restate comparatives on initial application of IFRS 9. The full impact of adopting IFRS 9 will depend on the financial instruments that the Group has during the year ending 31 March 2019 as well as on economic conditions and judgements made as at the year end. The Group has performed an assessment of the potential impact of adopting IFRS 9 based on the financial instruments and hedging relationships as at the date of adoption of IFRS 9 (1 April 2018). It is not expected that the adoption of IFRS 9 will materially impact our profits or net assets on transition or prospectively.

Classification and measurement: financial assets
The number of categories of financial assets has been reduced under IFRS 9 compared to IAS 39. Under IFRS 9 the classification of financial assets is based on the business model within which the asset is held and the contractual terms of the asset. There are three principal classification categories for financial assets that are debt instruments: (i) amortised cost, (ii) fair value through other comprehensive income (FVOCI), and (iii) fair value through profit or loss (FVTPL). Equity investments are either classified as (i) FVTPL or (ii) FVOCI. Where assets or liabilities are measured at FVTPL, any fair value movements will be reported as remeasurements. If measured at FVOCI, realised gains on equity investments are not recycled to the income statement but instead are transferred directly to retained profits.

The largest reallocation of financial assets will be from available-for-sale investments to FVTPL and relates to over £2 billion Group investments in money market funds and insurance company investments in mutual funds, where the contractual terms are such that they do not qualify for any other category. All other available-for-sale investments will be categorised as FVOCI under IFRS 9.

The change to the asset classification rules will have no impact on reported Group net assets, although there will be some changes to reserves at transition.

Classification and measurement: financial liabilities
Under IFRS 9 financial liabilities can be designated at FVTPL to eliminate an accounting mismatch. Where financial liabilities are designated at FVTPL, changes in their fair value due to credit risk are presented in other comprehensive income. Remaining changes in fair value are presented in the income statement.

With effect from 1 April 2018 the Group will take the fair value option for one issued zero coupon liability to reduce the measurement mismatch against some derivatives. This change will result in a reduction of reported net assets of less than £50 million.

Impairment
The impairment model under IFRS 9 reflects expected credit losses, as opposed to only incurred losses under IAS 39. The new impairment model will apply to the Group’s financial assets that are debt instruments measured at amortised cost or FVOCI as well as the Group’s trade receivables.

The Group expects to apply the simplified approach, recognising lifetime expected losses for its trade receivables. The Group’s preliminary calculation of the loss allowance for these assets as at 31 March 2018 results in an immaterial impact compared to under IAS 39.

The Group’s other investments in debt instruments that are subject to the IFRS 9 impairment model are determined to be low credit risk at 31 March 2018. The Group intends to apply the low credit risk simplification in IFRS 9, which allows the Group to assume that there has not been a significant increase in credit risk since initial recognition of these assets, and therefore recognise a loss allowance for only 12-month expected credit losses as at 1 April 2018. The adjustment to the opening reserves in respect of this is not expected to be significant.

Hedge accounting
On initial application of IFRS 9, an entity may choose to continue to apply the hedge accounting requirements of IAS 39 instead of those of IFRS 9. The Group has elected to apply the IFRS 9 hedge accounting requirements because they more closely align with the Group’s risk management policies.

An assessment of the Group’s designated hedging relationships under IAS 39 has been performed and it has been determined that all would qualify as continuing hedge relationships under IFRS 9. However, in order to apply elective changes to the treatment of costs of hedging, certain relationships will be formally redesignated from the date of adoption. The Group is considering additional opportunities to apply hedge accounting under IFRS 9.

The Group does not anticipate the application of IFRS 9 hedge accounting requirements will have a material impact on the Group’s consolidated financial statements.

106 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

1. Basis of preparation and recent accounting developments continued

ii) IFRS 15 ‘Revenue from Contracts with Customers’
IFRS 15 ‘Revenue from Contracts with Customers’ is effective for National Grid for the year ending 31 March 2019. The new standard provides enhanced detail and a five-step revenue recognition approach to reflect the transfer of goods and services to customers.

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

Detailed reviews of revenue arrangements in the UK and US have been undertaken prior to our transition to IFRS 15 on 1 April 2018. We will adopt the modified retrospective approach whereby the historical cumulative transition adjustment is reflected through retained earnings.
There are two types of revenue arrangements that will be impacted on transition to IFRS 15. The financial impacts and the transition adjustment to retained earnings are described further:

•
There are certain pass-through revenues (principally revenues collected on behalf of the Scottish and Offshore transmission operators) where the principal/agency assessment changes on transition to IFRS 15. In moving from a risk and reward model to a control model, we will no longer record our revenues collected on behalf of the Scottish and Offshore transmission operators as principal as we do not control the Scottish or Offshore transmission networks. If we had adopted IFRS 15 in 2017/18, both revenues and operating costs would have been £1,056 million lower, with no impact to profit as a result of this change. There will be no transition adjustment as a result of this change; and

•
Across our subsidiaries in the UK and the US, our customers provide contributions for certain capital works (e.g. connections) which we continue to own on completion of the works. In our electricity business in the UK, we currently recognise customer contributions for connections over time as we have an ongoing contractual condition to maintain connections over their lives. In our UK Gas Transmission business, we recognise customer contributions when the connection is completed (the contractual conditions of the connection agreement do not explicitly require connections to be maintained over the life of the connection). In the US, revenue is also recognised when the connection is completed.

Under IFRS 15, connection contributions in our subsidiaries will be deferred and released into the income statement as revenue over the life of the network. We have reached this conclusion because our customers cannot benefit from a connection without the use of our utility network; access to our network through the connection is satisfied over time.

In the UK, we also have arrangements where our customers make contributions for diversions. These are currently deferred over the life of our network. Under IFRS 15, these revenues are recognised on completion of the diversion as there are no ongoing performance obligations to satisfy.

Had we adopted IFRS 15 in 2017/18, revenues would have been approximately £83 million lower, as revenues from connections in the US and in UK Gas Transmission that were recognised up-front would have been deferred over the life of the network. The decrease in profit after tax in our subsidiaries would have been £56 million.

The transition adjustment through retained earnings of £167 million will result in an increase to deferred revenues of approximately £240 million and a corresponding deferred tax impact of £73 million.

iii) IFRS 16 ‘Leases’
IFRS 16 ‘Leases’ is effective for National Grid for the year ending 31 March 2020. The Group enters into a significant number of operating lease transactions. Under IFRS 16, our operating leases will be accounted for on the balance sheet as ‘right-of-use’ assets. This treatment will increase both our assets and liabilities and subsequently, will result in an increase in finance costs and depreciation and a reduction in operating costs. The outcome of our conclusions will have an impact on how we account for our operating leases. We are also performing an assessment of our revenue, service contracts and power purchase contracts to determine whether we have the right to use assets under those contracts and whether they fall within the scope of IFRS 16. We plan to apply IFRS 16 using the modified retrospective approach, whereby comparatives will not be restated on adoption of the new standard but instead a cumulative adjustment will be reflected in retained earnings.

iv) Other
In addition, the following new accounting standards and amendments to existing standards have been issued but are not yet effective or have not yet been endorsed by the EU:

•	Amendments to IFRS 2 ‘Share-based payment’;

•	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’;

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’;

•	Amendments to IAS 40 ‘Investment Property’;

•	Amendments to IAS 28: 'Investments in associates' – Long-term interests in associates and joint ventures;

•	Annual Improvements to IFRS Standards 2015-2017 Cycle;

•	IFRS 17 ‘Insurance Contracts’; and

•	Amendments to IAS 19 ‘Employee Benefits’.

Effective dates remain subject to the EU endorsement process.

The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact. The Group has not early adopted any other standard, amendment or interpretation that was issued but is not yet effective.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 107

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

2. Segmental analysis

This note sets out the financial performance for the year split into the different parts of the business (operating segments). The performance of these operating segments is monitored and managed on a day-to-day basis. Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board is National Grid’s chief operating decision maker (as defined by IFRS 8 ‘Operating Segments’) and assesses the profitability of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 4). As a matter of course, the Board also considers profitability by segment, excluding the effect of timing. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements as this is the measure that is most consistent with the IFRS results reported within these financial statements.

Our strategy in action
The Group owns a portfolio of businesses that range from businesses with high levels of investment and growth to cash generative developed assets with lower investment requirements (such as National Grid Metering, included within NGV and Other). The majority of revenue is generated from regulated operating segments in the UK and US. The Group works with its regulators to obtain agreements that balance the risks faced with the opportunity to deliver reasonable returns for investors. When investing in NGV and Other, the Group aims to leverage its core capabilities to deliver higher returns for investors. The regulated businesses earn revenue for the transmission, distribution and generation services they have provided during the year. In any one year, the revenue recognised may differ from that allowed under the Group’s regulatory agreements and any such timing differences are adjusted through future prices. NGV and Other businesses earn revenue in line with their contractual terms.

The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission	High-voltage electricity transmission networks in England and Wales
UK Gas Transmission	High-pressure gas transmission networks in Great Britain and LNG storage activities
US Regulated	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York and New England and electricity generation facilities in New York
NGV was formed on 1 April 2017 and brought together our businesses that are adjacent to our core regulated operations to create a new division with its own leadership. NGV is led by a member of the Group Executive Committee and its results are reported separately to the Board of Directors. This operating segment represents our key strategic growth area outside our regulated core business in competitive markets across the US and the UK. The business comprises all commercial operations in metering, LNG at the Isle of Grain in the UK and electricity interconnectors, with a focus on investment and future activities in emerging growth areas. NGV does not meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results have not been disaggregated. The results of the businesses that now form NGV were previously reported in the Other activities segment and therefore, although the segment has been renamed NGV and Other, the results of previous periods have not been affected.

Other activities that do not form part of any of the segments in the above table or NGV primarily relate to UK property development together with insurance and corporate activities in the UK and US.

Discontinued operations in 2017 and 2016 comprise the profits and losses associated with the UK Gas Distribution business, up to and including the point at which it was sold to Quadgas HoldCo Limited (see note 9). In the current year, transactions within discontinued operations relate solely to the business prior to the sale and the sale transaction itself.

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

Where revenue exceeds the maximum amount permitted by a regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. As part of our regulatory agreements we are entitled to recover certain costs directly from customers (pass-through costs). These amounts are included in the overall calculation of allowed revenue as stipulated by regulatory agreements and explained further in the unaudited commentary on pages 186–191.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

108 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

2. Segmental analysis continued

(a) Revenue

	2018			2017			2016
	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m
Operating segments – continuing operations:
UK Electricity Transmission	4,154	(28)	4,126	4,439	(29)	4,410	3,977	(20)	3,957
UK Gas Transmission	1,091	(9)	1,082	1,080	(99)	981	1,047	(109)	938
US Regulated	9,272	—	9,272	8,931	—	8,931	7,493	—	7,493
NGV and Other[1]	776	(6)	770	713	—	713	824	—	824
Total revenue from continuing operations	15,293	(43)	15,250	15,163	(128)	15,035	13,341	(129)	13,212

Split by geographical areas – continuing operations:
UK			5,938			6,064			5,619
US			9,312			8,971			7,593
			15,250			15,035			13,212

1.	Included within NGV and Other is £593 million (2017: £604 million; 2016: £719 million) of revenue relating to NGV.

(b) Operating profit
A reconciliation of the operating segments’ measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 4.

	Before exceptional items and remeasurements			After exceptional items and remeasurements
	2018	2017	2016	2018	2017	2016
	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	1,041	1,372	1,173	1,041	1,361	1,173
UK Gas Transmission	487	511	486	487	507	486
US Regulated	1,698	1,713	1,185	1,734	1,278	1,196
NGV and Other[1]	231	177	370	231	62	370
Total operating profit from continuing operations	3,457	3,773	3,214	3,493	3,208	3,225

Split by geographical area – continuing operations:
UK	1,840	2,118	2,007	1,840	1,988	2,007
US	1,617	1,655	1,207	1,653	1,220	1,218
	3,457	3,773	3,214	3,493	3,208	3,225
Below we reconcile total operating profit from continuing operations to profit before tax from continuing operations. We have shown the share of post-tax results of joint ventures and associates disaggregated between those held within NGV and Other and our retained 39% interest in the UK Gas Distribution business (Cadent2). Operating exceptional items and remeasurements of £nil (2017: £11 million cost; 2016: £nil) detailed in note 4 are attributable to UK Electricity Transmission; £nil (2017: £4 million cost; 2016: £nil) to UK Gas Transmission; £36 million gain (2017: £435 million cost; 2016: £11 million gain) to US Regulated; and £nil (2017: £115 million cost; 2016: £nil) to NGV and Other.

Reconciliation to profit before tax:
Operating profit from continuing operations	3,457	3,773	3,214	3,493	3,208	3,225
Finance income	154	53	22	154	53	22
Finance costs	(1,128)	(1,082)	(878)	(899)	(1,140)	(977)

Share of post-tax results of joint ventures and associates:
Cadent[2]	123	—	—	(89)	—	—
NGV and Other	44	63	59	49	63	59
Profit before tax from continuing operations	2,650	2,807	2,417	2,708	2,184	2,329

1.	Included within NGV and Other is £234 million (2017: £239 million; 2016: £394 million) of operating profit (both before and after exceptional items and remeasurements) relating to NGV.

2.	Investment held through Quadgas HoldCo Limited.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 109

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

2. Segmental analysis continued

(c) Capital expenditure

	Net book value of property, plant and equipment and other intangible assets			Capital expenditure[1]			Depreciation and amortisation
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	13,028	12,515	11,907	999	1,027	1,084	(475)	(421)	(390)
UK Gas Transmission	4,280	4,165	4,140	310	214	186	(194)	(186)	(178)
US Regulated	20,953	21,638	17,490	2,424	2,247	1,856	(635)	(642)	(535)
NGV and Other[2]	2,491	2,430	2,291	341	247	201	(226)	(232)	(208)
Total from continuing operations	40,752	40,748	35,828	4,074	3,735	3,327	(1,530)	(1,481)	(1,311)

Split by geographical area – continuing operations:
UK	18,772	18,102	17,491	1,527	1,357	1,386	(804)	(753)	(715)
US	21,980	22,646	18,337	2,547	2,378	1,941	(726)	(728)	(596)
	40,752	40,748	35,828	4,074	3,735	3,327	(1,530)	(1,481)	(1,311)
Asset type:
Property, plant and equipment	39,853	39,825	35,074	3,901	3,507	3,130	(1,392)	(1,348)	(1,207)
Non-current intangible assets	899	923	754	173	228	197	(138)	(133)	(104)
Total from continuing operations	40,752	40,748	35,828	4,074	3,735	3,327	(1,530)	(1,481)	(1,311)

1.	Represents additions to property, plant and equipment and non-current intangibles but excludes additional investments in and loans to joint ventures and associates.

2.
Included within NGV and Other are assets with a net book value of £1,454 million (2017: £1,432 million; 2016: £1,482 million), capital expenditure of £186 million (2017: £98 million; 2016: £93 million) and depreciation and amortisation of £143 million (2017: £143 million; 2016: £144 million) relating to NGV.

Total non-current assets other than financial instruments and pension assets located in the UK and US were £20,816 million and £27,663 million respectively as at 31 March 2018 (31 March 2017: UK £20,045 million, US £28,951 million; 31 March 2016: UK £26,261 million, US £23,774 million).

110 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

Unaudited commentary on the results of our principal operations by segment – continuing operations

Commentary on segmental adjusted operating profit results

Below we summarise the results of our operating segments. This analysis has been prepared based on adjusted operating profit (operating profit before exceptional items and remeasurements) as set out in note 2(b).

UK Electricity Transmission
For the year ended 31 March 2018, revenue in the UK Electricity Transmission segment decreased by £285 million to £4,154 million and adjusted operating profit decreased by £331 million to £1,041 million.

The revenue reduction of £285 million included a reduction in pass-through costs such as system balancing costs charged on to customers. Excluding pass-through costs, net revenue was £235 million lower, reflecting the absence of last year’s recovery of outstanding timing balances along with higher adjustments this year to return the benefits of efficiencies and lower required outputs to customers. Regulated controllable costs were £35 million higher reflecting inflation, increased headcount and workload and initiative spend. Depreciation and amortisation was £54 million higher, reflecting the continued capital investment programme. Other costs were in line with the prior year.

Capital expenditure decreased by £28 million compared with last year to £999 million.

UK Gas Transmission
Revenue in the UK Gas Transmission segment increased by £11 million to £1,091 million and adjusted operating profit decreased by £24 million to £487 million.

After deducting pass-through costs, net revenue was £23 million lower than prior year. Increases in allowed revenues this year were more than offset by the end of certain legacy revenue allowances and the refund of prior year over-recoveries to customers. Regulated controllable costs were £9 million higher than last year, mainly as a result of higher employee numbers to deliver additional outputs. Depreciation and amortisation costs were £8 million higher, reflecting ongoing investment. Other operating costs were £16 million lower than last year, including the release of unused provisions relating to LNG plant closures.

Capital expenditure increased to £310 million, £96 million higher than last year, with increases in asset health spend and higher investment on compressor projects.

US Regulated
Revenue in our US Regulated business increased by £341 million to £9,272 million and adjusted operating profit decreased by £15 million to £1,698 million.

The weaker US dollar decreased revenue and operating profit in the year by £534 million and £102 million respectively. Excluding the impact of foreign exchange rate movements, revenue increased by £875 million. Of this increase, £597 million was due to increases in pass-through costs charged on to customers. Excluding pass-through costs, net revenue increased by £278 million at constant currency, reflecting increased revenue allowances under new rate plans in downstate New York and Massachusetts Electric, and the benefit of capital trackers.

We have incurred £142 million of major storm costs in 2017/18 including a sequence of heavy storms this winter causing substantial damage to our electricity networks. Separate from these costs, regulated controllable costs were broadly in line with last year at constant currency, and bad debt costs were £13 million lower. Depreciation and amortisation was £31 million higher this year at constant currency as a result of ongoing investment in our networks. Other operating costs were £34 million higher at constant currency, reflecting higher property taxes.

Capital expenditure in the US Regulated business increased to £2,424 million this year, £177 million more than in 2016/17. At constant currency, this represented a £311 million increase in investment driven by higher investment in new and replacement gas mains.

NGV and Other
Revenue in NGV and Other increased by £63 million to £776 million and adjusted operating profit increased by £54 million to £231 million. This reflects higher revenues and profit on disposal of property sites in the UK and lower levels of business change costs incurred, partially offset by lower auction revenues in the French Interconnector.

Capital expenditure in NGV and Other was £94 million higher than last year at £341 million, including the start of construction of a second French Interconnector and increases in smart meter installations in the UK.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 111

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

3. Operating costs

Below we have presented separately certain items included in our operating costs from continuing operations. These include a breakdown of payroll costs (including disclosure of amounts paid to key management personnel) and fees paid to our auditors.

Rentals under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

	Before exceptional items and remeasurements			Exceptional items and remeasurements			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Depreciation and amortisation	1,530	1,481	1,311	—	—	—	1,530	1,481	1,311
Payroll costs	1,648	1,578	1,337	—	—	—	1,648	1,578	1,337
Purchases of electricity	1,299	1,143	1,304	(14)	(46)	8	1,285	1,097	1,312
Purchases of gas	1,539	1,241	986	4	(22)	(19)	1,543	1,219	967
Rates and property taxes	1,057	1,042	899	—	—	—	1,057	1,042	899
Balancing Services Incentive Scheme	1,012	1,120	907	—	—	—	1,012	1,120	907
Payments to other UK network owners	1,043	1,008	971	—	—	—	1,043	1,008	971
Other	2,665	2,649	2,283	(26)	633	—	2,639	3,282	2,283
	11,793	11,262	9,998	(36)	565	(11)	11,757	11,827	9,987
Operating costs include:
Inventory consumed							367	296	274
Operating leases							102	98	91
Research and development expenditure							13	14	19
(a) Payroll costs

	2018	2017	2016
	£m	£m	£m
Wages and salaries[1]	1,998	1,852	1,553
Social security costs	157	145	120
Defined contribution scheme costs	65	58	47
Defined benefit pension costs (see note 23)	156	151	154
Share-based payments	16	32	21
Severance costs (excluding pension costs)	7	5	4
	2,399	2,243	1,899
Less: payroll costs capitalised	(751)	(665)	(562)
Total payroll costs	1,648	1,578	1,337
1.Included within wages and salaries are US other post-retirement benefit costs of £46 million (2017: £53 million; 2016: £52 million). For further information refer to note 23.

(b) Number of employees

	31 March 2018	Monthly average 2018	31 March 2017	Monthly average 2017	31 March 2016	Monthly average 2016
UK	6,517	6,431	6,265	6,291	6,224	6,067
US	16,506	16,274	15,867	15,752	14,830	14,775
Total number of employees	23,023	22,705	22,132	22,043	21,054	20,842

112 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

3. Operating costs continued

(c) Key management compensation

	2018	2017	2016
	£m	£m	£m
Short-term employee benefits	8	8	9
Post-employment benefits	1	1	1
Share-based payments	3	6	4
Total key management compensation	12	15	14
Key management compensation relates to the Board, including the Executive Directors and Non-executive Directors for the years presented.

(d) Directors’ emoluments
Details of Executive Directors’ emoluments are contained in the Remuneration Report on page 70 and those of Non-executive Directors on page 75.

(e) Auditors’ remuneration
Auditors’ remuneration is presented below in accordance with the requirements of the Companies Act 2006 and the principal accountant fees and services disclosure requirements of Item 16C of Form 20-F:

	2018	2017	2016
	£m	£m	£m
Audit fees payable to the parent Company’s auditors[1] and their associates in respect of:
Audit of the parent Company’s individual and consolidated financial statements[2]	2.7	1.5	1.3
The auditing of accounts of any associate of the Company	7.5	13.7	9.2
Other services supplied[3]	3.9	4.6	3.6
	14.1	19.8	14.1
Total other services[4]
Tax fees:
Tax compliance services	0.3	0.4	0.5
Tax advisory services	—	0.1	—
All other fees:
Other assurance services[5]	0.7	4.6	4.3
Services relating to corporate finance transactions not covered above[6]	—	5.9	1.6
Other non-audit services not covered above[7]	0.9	6.3	2.5
	1.9	17.3	8.9
Total auditors’ remuneration	16.0	37.1	23.0

1.	Deloitte LLP became the Group’s principal auditor for the year ended 31 March 2018. PricewaterhouseCoopers LLP (PwC) was the principal auditor for the years ended 31 March 2017 and 31 March 2016.

2.	Audit fees in each year represent fees for the audit of the Company’s financial statements and regulatory reporting for the years ended 31 March 2018, 2017 and 2016.

3.
Other services supplied represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditors. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley), audit reports on regulatory returns and the review of interim financial statements for the six-month periods ended 30 September 2017, 2016 and 2015 respectively.

4.	There were no audit related fees as described in Item 16C(b) of Form 20-F.

5.
Principally amounts relating to assurance services provided in relation to comfort letters for debt issuances. In 2016/17, amounts represented assurance services undertaken by PwC in relation to the sale of UK Gas Distribution and data assurance work in respect of financial information included in US rate filings.

6.	Vendor due diligence and other transaction services in relation to the sale of UK Gas Distribution.

7.
Fees for other non-audit services – projects including services provided to the UK Property business, relating to evaluating possible options for the use of property assets. In 2016/17, services related principally to PwC assisting the Company with separation activities in relation to the sale of UK Gas Distribution.

For the year ended 31 March 2017, PwC contracted with Ofgem to assess the UK gas industry’s readiness for the introduction of new settlement processes and systems. Fees for these services were paid by Xoserve Limited, a subsidiary of National Grid (until 31 March 2017), on behalf of the industry, under instruction from Ofgem. As PwC had no contract with or duty of care to Xoserve Limited, these amounts were not included above.

The Audit Committee considers and makes recommendations to the Board, to be put to shareholders for approval at each AGM, in relation to the appointment, re-appointment, removal and oversight of the Company’s independent auditors. The Board of Directors, in accordance with a resolution approved at the 2016 AGM, is authorised to agree the auditors’ remuneration. The Audit Committee considers and approves the audit fees on behalf of the Board in accordance with the Competition and Market Authority Audit Order 2014. The Board of Directors will seek to renew this authority at the 2018 AGM. Details of our policies and procedures in relation to non-audit services to be provided by the independent auditors are set out within page 55 of the Corporate Governance Report.

Certain services are prohibited from being performed by the external auditors under the Sarbanes-Oxley Act. Of the above services, none were prohibited.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 113

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

Our financial performance is analysed into two components: business performance, which excludes exceptional items and remeasurements; and exceptional items and remeasurements. Business performance is used by management to monitor financial performance as it is considered that it improves the comparability of our reported financial performance from year to year. Business performance sub-totals are presented on the face of the income statement or in the notes to the financial statements.

Management utilises an exceptional items framework that has been discussed and approved by the Audit Committee. This follows a three-step process which considers the nature of the event, the financial materiality involved and any particular facts and circumstances. In considering the nature of the event, management focuses on whether the event is within the Group’s control and how frequently such an event typically occurs. In determining the facts and circumstances management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, precedent for similar items, number of periods over which costs will be spread or gains earned and the commercial context for the particular transaction.

Items of income or expense that are considered by management for designation as exceptional items include significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, gains or losses on disposals of businesses or investments and significant debt redemption costs as a consequence of transactions such as significant disposals or issues of equity, and the related tax as well as deferred tax arising on changes to corporation tax rates.

Costs arising from restructuring programmes include redundancy costs. Redundancy costs are charged to the income statement in the year in which a commitment is made to incur the costs and the main features of the restructuring plan have been announced to affected employees.

Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contract derivatives and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective. These fair values increase or decrease because of changes in commodity and financial indices and prices over which we have no control.

Exceptional items and remeasurements from continuing operations

	2018	2017	2016
	£m	£m	£m
Included within operating profit
Exceptional items:
Environmental charges	—	(526)	—
Gas holder demolition costs	—	(107)	—
Final settlement of LIPA MSA Transition	26	—	—
	26	(633)	—
Remeasurements – commodity contract derivatives	10	68	11
	36	(565)	11
Included within finance costs
Remeasurements – net gains/(losses) on derivative financial instruments	229	(58)	(99)
Included within share of post-tax results of joint ventures and associates
Remeasurements – net gains on financial instruments	1	—	—
Exceptional items:
Deferred tax arising on the reduction in US corporation tax rate	5	—	—
Impairment of investment in Quadgas HoldCo Limited	(213)	—	—
	(207)	—	—
Total included within profit before tax	58	(623)	(88)
Included within tax
Exceptional items – credits arising on items not included in profit before tax:
Deferred tax arising on the reduction in the UK corporation tax rate	—	94	162
Deferred tax arising on the reduction in the US corporation tax rate	1,510	—	—
Tax on exceptional items	(9)	227	—
Tax on remeasurements	(28)	(29)	15
	1,473	292	177
Total exceptional items and remeasurements after tax	1,531	(331)	89
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	1,319	(312)	162
Remeasurements after tax	212	(19)	(73)
Total exceptional items and remeasurements after tax	1,531	(331)	89

114 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

4. Exceptional items and remeasurements continued

Operating exceptional items
2017/18
During the year, the Group reached an agreement with LIPA on an amount in final settlement of receivables and payables that arose following the cessation of the Management Services Agreement with LIPA in December 2013. The settlement has resulted in a gain of £26 million, which has been recorded as exceptional, consistent with the treatment of gains and losses on the original transaction.

In assessing the value of the Group’s interests in Quadgas HoldCo Limited (the holding company for Cadent Gas) at 31 March 2018, the Company has considered the fair market value of its interests as implied by the agreement relating to the potential sale of a 25% interest in Quadgas HoldCo Limited (equity and shareholder loans), announced on 1 May 2018 and described in note 15.

The associated accounting implications are the recognition of a £110 million fair value gain on the Further Acquisition Agreement (FAA) which is detailed in the remeasurements section below and a £213 million impairment against the equity carrying value of investment in Quadgas HoldCo Limited. We have assessed the carrying value of all our interests in Quadgas HoldCo Limited (including the FAA derivative asset noted above) against the cash flows we expect to receive under the agreement for the 25% (comprising future dividends, shareholder loan interest income and the proceeds on exercise of the option arrangement plus a cost of carry), discounted to present value using an estimate of Quadgas Investments BidCo Limited’s marginal cost of borrowing. Following the recognition of this charge, the total carrying value of our interests in Quadgas HoldCo Limited is £2.1 billion. Neither of these two accounting entries are taxable.

2016/17
In the US, the Group’s most significant environmental liabilities relate to former manufacturing gas plant (MGP) facilities formerly owned or operated by the Group. The sites are subject to both state and federal law in the US. Environmental reserves are re-evaluated at each reporting period. The expenditure is expected to be largely recoverable from rate payers but, under IFRS, no asset can be recorded for this. During the second half of 2016/17, the Group updated its assessment of the gross remediation costs at three key sites in New York, resulting in an increase of £481 million on an undiscounted basis.

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

A provision of £107 million was made for the demolition of certain non-operational gas holders in the UK. Following the disposal of UK Gas Distribution, the land on which the gas holders are sited was transferred to the Group’s UK property division. The Group’s property division maximises our return from our land portfolio and therefore a constructive obligation exists to demolish the gas holders.

Remeasurements
As described further in note 30(f), the FAA signed on 31 March 2017 relating to a 14% interest in the equity and shareholder loans of Quadgas HoldCo Limited is treated as a derivative at fair value through profit and loss. In assessing the fair value of this derivative at 31 March 2018, we have compared the pricing mechanism within the FAA against that of the agreement concerning our remaining 25% interest. The £110 million gain reflects the pricing differential between the two contracts. At 31 March 2017, being the date on which the FAA was signed, the fair value was taken to be zero.

Commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

Net losses or gains on derivative financial instruments comprise losses or gains arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. Therefore, these are always excluded from business performance.

Net gains on financial instruments comprise the gains on financial instruments of Quadgas HoldCo Limited reported through their income statement.

Items included within tax
The Tax Cuts and Jobs Act (Tax Reform) which was enacted on 22 December 2017 reduced the US corporate rate from 35% to 21% with effect from 1 January 2018. Deferred taxes at the reporting date have been measured using these enacted tax rates. Since we are in a net deferred tax liability position in the US, this results in a deferred tax credit in the year. As described further in note 10, however, we expect the overall impact of Tax Reform to be economically neutral for the Group.

The Finance Act 2016 which was enacted on 15 September 2016 reduced the main rate of UK corporation tax to 17% with effect from 1 April 2020. Deferred tax balances have been calculated at this rate for the years ended 31 March 2017 and 31 March 2018.

The Finance Act 2015 (No. 2) was enacted on 18 November 2015 which reduced the main rate of UK corporation tax to 19% with effect from 1 April 2017 and 18% from 1 April 2020. Deferred tax balances were calculated at 18% for the year ended 31 March 2016.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 115

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

5. Finance income and costs

This note details the interest income generated by our financial assets and interest expense incurred on our financial liabilities. It also includes the net interest on our pensions and other post-retirement assets. In reporting business performance, we adjust net financing costs to exclude any net gains or losses on derivative financial instruments included in remeasurements. In addition, significant debt redemption costs are typically treated as exceptional (see note 4).

		2018	2017	2016
	Notes	£m	£m	£m
Finance income
Interest income on financial instruments:
Bank deposits and other financial assets		81	28	22
Gains on disposal of available-for-sale investments		73	25	—
		154	53	22
Finance costs
Net interest on pensions and other post-retirement benefit obligations	23	(65)	(107)	(111)
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts		(87)	(59)	(28)
Other borrowings		(1,030)	(927)	(792)
Derivatives		12	(8)	37
Unwinding of discount on provisions	24	(75)	(73)	(69)
Other interest		(11)	(17)	(27)
Less: interest capitalised[1]		128	109	112
		(1,128)	(1,082)	(878)
Remeasurements
Net gains/(losses) on derivative financial instruments included in remeasurements[2]:
Ineffectiveness on derivatives designated as:
Fair value hedges[3]		34	33	39
Cash flow hedges		10	(12)	(15)
Net investment hedges – undesignated forward rate risk		5	60	(34)
Derivatives not designated as hedges or ineligible for hedge accounting[4]		180	(139)	(89)
		229	(58)	(99)
		(899)	(1,140)	(977)

Net finance costs from continuing operations		(745)	(1,087)	(955)

1.
Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 4.1% (2017: 3.4%; 2016: 3.3%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £20 million (2017: £18 million; 2016: £19 million). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances.

2.
Includes a net foreign exchange loss on financing activities of £314 million (2017: £264 million loss; 2016: £407 million loss) offset by foreign exchange gains and losses on derivative financial instruments measured at fair value.

3.
Includes a net loss on instruments designated as fair value hedges of £90 million (2017: £27 million loss; 2016: £34 million gain) and a net gain of £124 million (2017: £60 million gain; 2016: £5 million gain) arising from fair value adjustments to the carrying value of debt.

4.
Includes £110 million gain on the Further Acquisition Agreement (FAA) derivative financial instrument relating to the put/call option over a 14% interest in Quadgas HoldCo Limited. Further details can be found in note 15.

116 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

6. Tax

Tax is payable in the territories where we operate, mainly the UK and the US. This note gives further details of the total tax charge and tax liabilities, including current and deferred tax. The current tax charge is the tax payable on this year’s taxable profits. Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences in the accounting and tax bases.

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

The Group operates internationally in territories with different and complex tax codes. Management exercises judgement in relation to the level of provision required for uncertain tax outcomes. There are a number of tax positions not yet agreed with the tax authorities where different interpretations of legislation could lead to a range of outcomes. Judgements are made for each position having regard to particular circumstances and advice obtained.

Deferred tax is provided for using the balance sheet liability method and is recognised on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases.

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

Deferred tax liabilities are recognised on taxable temporary differences arising on investments in subsidiaries and joint arrangements except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same tax authority and the Company and its subsidiaries intend to settle their current tax assets and liabilities on a net basis.

Tax (credited)/charged to the income statement – continuing operations

	2018	2017	2016
	£m	£m	£m
Tax before exceptional items and remeasurements	589	666	604
Exceptional tax on items not included in profit before tax (see note 4)	(1,510)	(94)	(162)
Tax on other exceptional items and remeasurements	37	(198)	(15)
Tax on total exceptional items and remeasurements	(1,473)	(292)	(177)
Total tax (credit)/charge from continuing operations	(884)	374	427

Tax as a percentage of profit before tax

	2018	2017	2016
	%	%	%
Before exceptional items and remeasurements – continuing operations	22.2	23.7	25.0
After exceptional items and remeasurements – continuing operations	(32.6)	17.1	18.3

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 117

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

6. Tax continued

The tax credit for the year can be analysed as follows:

	2018	2017	2016
	£m	£m	£m
Current tax:
UK corporation tax at 19% (2017: 20%; 2016: 20%)	205	225	239
UK corporation tax adjustment in respect of prior years	(18)	(47)	(5)
	187	178	234
Overseas corporation tax	15	—	38
Overseas corporation tax adjustment in respect of prior years	(4)	1	(19)
	11	1	19
Total current tax from continuing operations	198	179	253
Deferred tax:
UK deferred tax	65	(9)	(80)
UK deferred tax adjustment in respect of prior years	(2)	(18)	24
	63	(27)	(56)
Overseas deferred tax	(1,155)	224	229
Overseas deferred tax adjustment in respect of prior years	10	(2)	1
	(1,145)	222	230
Total deferred tax from continuing operations	(1,082)	195	174

Total tax (credit)/charge from continuing operations	(884)	374	427

Tax charged/(credited) to other comprehensive income and equity

	2018	2017	2016
	£m	£m	£m
Current tax:
Share-based payments	(3)	(4)	(1)
Available-for-sale investments	(11)	6	5
Deferred tax:
Available-for-sale investments	(18)	8	12
Cash flow hedges	(4)	20	22
Share-based payments	1	1	—
Remeasurements of gains of pension assets and post-retirement benefit obligations[1]	530	277	95
	495	308	133
Total tax recognised in the statements of comprehensive income from continuing operations	497	311	134
Total tax recognised in the statements of comprehensive income from discontinued operations	—	10	23
Total tax relating to share-based payments recognised directly in equity from continuing operations	(2)	(3)	(1)
Total tax relating to share-based payments recognised directly in equity from discontinued operations	—	—	(1)
	495	318	155

1.	Remeasurements of gains of pension assets and post-retirement benefit obligations includes a deferred tax charge of £281 million arising on the reduction in the US corporation tax rate.

118 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

6. Tax continued

The tax credit for the year after exceptional items and remeasurements, for the continuing business, is lower (2017: lower tax charge; 2016: lower tax charge) than the standard rate of corporation tax in the UK of 19% (2017: 20%; 2016: 20%):

	Before exceptional items and remeasurements	After exceptional items and remeasurements	Before exceptional items and remeasurements	After exceptional items and remeasurements	Before exceptional items and remeasurements	After exceptional items and remeasurements
	2018	2018	2017	2017	2016	2016
	£m	£m	£m	£m	£m	£m
Profit before tax from continuing operations
Before exceptional items and remeasurements	2,650	2,650	2,807	2,807	2,417	2,417
Exceptional items and remeasurements	—	58	—	(623)	—	(88)
Profit before tax from continuing operations	2,650	2,708	2,807	2,184	2,417	2,329
Profit before tax from continuing operations multiplied by UK corporation tax rate of 19% (2017: 20%; 2016: 20%)	503	515	561	437	483	465
Effect of:
Adjustments in respect of prior years[1]	(22)	(14)	(67)	(67)	2	1
Expenses not deductible for tax purposes[2]	20	21	35	442	25	114
Non-taxable income[2]	(16)	(47)	(24)	(425)	(25)	(112)
Adjustment in respect of foreign tax rates	153	157	180	104	124	129
Deferred tax impact of change in UK tax rate	(7)	(7)	—	(94)	—	(162)
Deferred tax impact of change in US tax rate due to Tax Reform	—	(1,510)	—	—	—	—
Other[3]	(42)	1	(19)	(23)	(5)	(8)
Total tax charge/(credit) from continuing operations	589	(884)	666	374	604	427

	%	%	%	%	%	%
Effective tax rate – continuing operations	22.2	(32.6)	23.7	17.1	25.0	18.3

1.	Prior year adjustment is primarily due to agreement of prior period tax returns.

2.
For the years ended 31 March 2017 and prior, the adjustments after exceptional items and remeasurements primarily represent the impact of the Group’s net investment hedging following significant US dollar currency fluctuations.

3.	Other primarily comprises tax on joint ventures and associates.

Factors that may affect future tax charges
The Finance Act 2016 which was enacted on 15 September 2016 reduced the main rate of UK corporation tax to 17% with effect from 1 April 2020. Deferred tax balances have been calculated at this rate.

We will continue to monitor the developments driven by Brexit, the OECD’s Base Erosion and Profit Shifting (BEPS) project and European Commission initiatives including fiscal state aid investigations. At this time we do not expect this to cause any material impact on our future tax charges.

On 22 December 2017, the Tax Cuts and Jobs Act (Tax Reform) was signed into law in the US. The Tax Reform includes significant changes to various federal tax provisions applicable to National Grid. The most significant changes include the reduction in the corporate federal income tax rate from 35% to 21% effective 1 January 2018 and the elimination of bonus depreciation deduction on utility property, plant and equipment acquired after 27 September 2017 but allowance for the 100% expensing of non-utility property, plant and equipment. The reduction in the US corporate tax rate is the only item we would expect to materially impact our future effective tax rate.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 119

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

6. Tax continued

Tax included within the statement of financial position
The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:

	Accelerated tax depreciation	Share- based payments	Pensions and other post- retirement benefits	Financial instruments	Other net temporary differences[1]	Total
	£m	£m	£m	£m	£m	£m
Deferred tax liabilities/(assets)
At 1 April 2016	7,063	(14)	(1,038)	(53)	(1,324)	4,634
Exchange adjustments and other[2]	681	1	(144)	(7)	(50)	481
Charged/(credited) to income statement	402	—	177	23	(481)	121
Charged to other comprehensive income and equity	—	1	264	46	5	316
Disposal of UK Gas Distribution	(1,072)	—	(6)	—	5	(1,073)
At 1 April 2017	7,074	(12)	(747)	9	(1,845)	4,479
Exchange adjustments and other[2]	(559)	—	69	1	221	(268)
(Credited)/charged to income statement	(1,641)	2	(55)	12	598	(1,084)
Charged/(credited) to other comprehensive income and equity	—	1	530	(1)	(21)	509
At 31 March 2018	4,874	(9)	(203)	21	(1,047)	3,636

1.
The deferred tax asset of £1,047 million as at 31 March 2018 in respect of other net temporary differences primarily relates to US net operating losses (£390 million) and environmental provisions (£378 million).

2.
Exchange adjustments and other comprises of foreign exchange arising on translation of the US dollar deferred tax balances together with a reclassification of £43 million (2017: £143 million) being the opening deferred tax balance in respect of US net operating losses to offset against US current tax liabilities.

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The deferred tax balances (after offset) for statement of financial position purposes consist solely of deferred tax liabilities of £3,636 million (2017: £4,479 million). This balance is after offset of a deferred tax asset of £390 million (2017: £798 million) which has been recognised in respect of net operating losses. The deferred tax credited to the income statement of £1,084 million is after offset of a £293 million deferred tax charge in respect of net operating losses.

Deferred tax assets in respect of capital losses, trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The deferred tax assets not recognised are as follows:

	2018	2017
	£m	£m
Capital losses	510	362
Non-trade deficits	4	4
Trading losses	4	9
The capital losses arise in the UK and are available to carry forward indefinitely. However, the capital losses can only be offset against future capital gains. The UK non-trade deficits arose prior to 1 April 2017 and therefore can only be offset against future non-trade profits.

At 31 March 2018 there was no recognised deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries or its associates as there are no significant corporation tax consequences of the Group’s UK, US or overseas subsidiaries or associates paying dividends to their parent companies. There are also no significant income tax consequences for the Group attaching to the payment of dividends by the Group to its shareholders.

120 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

Unaudited commentary on tax

Tax strategy
National Grid is a responsible tax payer. Our approach to tax is consistent with the Group’s broader commitments to doing business responsibly and upholding the highest ethical standards. This includes managing our tax affairs, as we recognise that our tax contribution supports public services and the wider economy. We endeavour to manage our tax affairs so that we pay and collect the right amount of tax, at the right time, in accordance with the tax laws in all the territories in which we operate. We will claim valid tax reliefs and incentives where these are applicable to our business operations, but only where they are widely accepted through the relevant tax legislation such as those established by government to promote investment, employment and economic growth.

We have a strong governance framework and our internal control and risk management framework helps us manage risks, including tax risk, appropriately. We take a conservative approach to tax risk. However, there is no prescriptive level or pre-defined limit to the amount of acceptable tax risk.

We act with openness and honesty when engaging with relevant tax authorities and seek to work with tax authorities on a real time basis. We engage proactively in developments on external tax policy and engage with relevant bodies where appropriate.

Ultimate responsibility and oversight of our tax strategy and governance rests with the Finance Committee, with executive management delegated to our Finance Director.

For more detailed information, please refer to our published global tax strategy on our website.

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

The most significant amounts making up the 2017/18 total tax contribution are shown in the charts below:

For 2017/18 our total tax contribution to the UK Exchequer was £0.9 billion (2016/17: £1.5 billion), taxes borne in 2017/18 were £336 million (2016/17: £644 million) and taxes collected were £603 million (2016/17: £887 million). The fall in our total tax contribution against prior year is primarily due to the sale of the UK Gas Distribution business in the previous year, which reduced the overall size of the UK business. This reduction was expected and as such forecasted in the total UK tax contribution commentary included in our prior year accounts.

Our 2016/17 total tax contribution of £1.5 billion meant that National Grid was the 15th highest contributor of UK taxes (2015/16: 15th) based on the results of the 100 Group’s 2017 Total Tax Contribution Survey (being the most recent available), a position commensurate with the size of our business and capitalisation during that year relative to other contributors to the survey. In 2016/17 we ranked 9th in respect of taxes borne (2015/16: 9th). Due to the sale of the UK Gas Distribution business on 31 March 2017, our ranking in future 100 Group surveys is expected to fall, commensurate with the ongoing size of the business.

National Grid’s contribution to the UK economy is again broader than just the taxes it pays over to and collects on behalf of HMRC. The 100 Group’s 2017 Total Tax Contribution Survey ranks National Grid in 3rd place in respect of UK capital expenditure on fixed assets, retaining 3rd place from 2016. National Grid’s economic contribution also supports a significant number of UK jobs in our supply chain.

UK total tax contribution 2017/18 (taxes paid/collected)
Taxes borne

£m
1. VAT	2

2. PAYE and NIC	52

3. UK corporation tax	37

4. Business rates	222

5. Other	23

Total	336

Taxes collected

£m
1. VAT	478

2. PAYE and NIC	125

Total	603

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 121

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

Unaudited commentary on tax continued

Tax transparency
The UK tax charge for the year disclosed in the financial statements in accordance with accounting standards and the UK corporation tax paid during the year will differ. To aid transparency we have included a reconciliation below of the tax charge per the income statement to the UK corporation tax paid in 2017/18.

The tax credit for the Group from continuing operations as reported in the income statement is £884 million (2016/17: £374 million charge). The UK tax charge is £250 million (2016/17: £151 million) and UK corporation tax paid was £37 million (2016/17: £129 million), with the principal differences between these two measures as follows:

	Year ended 31 March
	2018	2017
Reconciliation on continuing operations of UK total tax charge to UK corporation tax paid	£m	£m
Total UK tax charge (current tax £187m (2017: £178m) and deferred tax charge £63m (2017: credit £27m))	250	151
Adjustment for non-cash deferred tax (charge)/credit	(63)	27
Adjustments for current tax credit in respect of prior years	18	47
UK current tax charge	205	225
UK corporation tax instalment payments not payable until the following year	(101)	(216)
UK corporation tax instalment (refunds)/payments in respect of prior years paid in current year	(67)	120
UK corporation tax paid	37	129

Tax losses
We have total unrecognised deferred tax assets in respect of losses of £518 million (2016/17: £375 million) of which £510 million (2016/17: £362 million) are capital losses in the UK as set out on page 120. These losses arose as a result of the disposal of certain businesses or assets and may be available to offset against future capital gains in the UK.

Development of future tax policy
We believe that the continued development of a coherent and transparent tax policy in the UK is critical to help drive growth in the economy.

We continue to contribute to research into the structure of business tax and its economic impact by contributing to the funding of the Oxford University Centre for Business Tax at the Saïd Business School.

We are a member of a number of industry groups which participate in the development of future tax policy, including the 100 Group, which represents the views of Finance Directors of FTSE 100 companies and several other large UK companies. Our Finance Director is Chairman of the 100 Group. This helps to ensure that we are engaged at the earliest opportunity on tax issues which affect our business. In the current year we have reviewed and responded to a number of HMRC consultations, the subject matter of which directly impacts taxes borne or collected by our business, with the aim of openly contributing to the debate and development of UK tax legislation. We undertake similar activities in the US, where the Company is an active member in the Edison Electric Institute, the American Gas Association and the Organization for International Investment.

122 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

7. Earnings per share (EPS)

EPS is the amount of post-tax profit attributable to each ordinary share. Basic EPS is calculated on profit for the year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. Diluted EPS shows what the impact would be if all outstanding share options were exercised and treated as ordinary shares at year end. The weighted average number of shares is increased by additional shares issued as scrip dividends and reduced by shares repurchased by the Company during the year. The earnings per share calculations are based on profit after tax attributable to equity shareholders of the Company which excludes non-controlling interests.

Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect the business performance sub-totals used by the Company. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. For further details of exceptional items and remeasurements, see note 4.

Following the sale of the UK Gas Distribution business on 31 March 2017, National Grid plc returned approximately £3,170 million of proceeds to shareholders through a special dividend, paid on 2 June 2017. In order to maintain the comparability of the Company’s share price before and after the special dividend, this was preceded by a share consolidation undertaken on 22 May 2017, replacing every 12 existing ordinary shares with 11 new ordinary shares. The weighted average number of ordinary shares outstanding for the period includes the effect of both the share consolidation and the special dividend from the date that the special dividend was paid. The associated share buyback programme which commenced on 2 June 2017 is now complete. Purchased shares are held as treasury shares.

(a) Basic earnings per share

	Earnings	Earnings per share	Earnings	Earnings per share	Earnings	Earnings per share
	2018	2018	2017	2017	2016	2016
	£m	pence	£m	pence	£m	pence
Adjusted earnings from continuing operations	2,060	59.5	2,141	56.9	1,812	48.0
Exceptional items after tax from continuing operations	1,319	38.1	(312)	(8.3)	162	4.3
Remeasurements after tax from continuing operations	212	6.2	(19)	(0.5)	(73)	(1.9)
Earnings from continuing operations	3,591	103.8	1,810	48.1	1,901	50.4
Adjusted earnings from discontinued operations	—	—	607	16.1	574	15.2
Exceptional items and remeasurements after tax from discontinued operations	(41)	(1.2)	5,378	142.9	116	3.1
Earnings from discontinued operations	(41)	(1.2)	5,985	159.0	690	18.3
Total adjusted earnings	2,060	59.5	2,748	73.0	2,386	63.2
Total exceptional items and remeasurements after tax (including discontinued operations)	1,490	43.1	5,047	134.1	205	5.5
Total earnings	3,550	102.6	7,795	207.1	2,591	68.7

		2018		2017		2016
		millions		millions		millions
Weighted average number of ordinary shares – basic		3,461		3,763		3,774
(b) Diluted earnings per share

	Earnings	Earnings per share	Earnings	Earnings per share	Earnings	Earnings per share
	2018	2018	2017	2017	2016	2016
	£m	pence	£m	pence	£m	pence
Adjusted earnings from continuing operations	2,060	59.3	2,141	56.7	1,812	47.8
Exceptional items after tax from continuing operations	1,319	37.9	(312)	(8.3)	162	4.3
Remeasurements after tax from continuing operations	212	6.1	(19)	(0.5)	(73)	(1.9)
Earnings from continuing operations	3,591	103.3	1,810	47.9	1,901	50.2
Adjusted earnings from discontinued operations	—	—	607	16.0	574	15.1
Exceptional items and remeasurements after tax from discontinued operations	(41)	(1.2)	5,378	142.3	116	3.1
Earnings from discontinued operations	(41)	(1.2)	5,985	158.3	690	18.2
Total adjusted earnings	2,060	59.3	2,748	72.7	2,386	62.9
Total exceptional items and remeasurements after tax (including discontinued operations)	1,490	42.8	5,047	133.5	205	5.5
Total earnings	3,550	102.1	7,795	206.2	2,591	68.4

		2018		2017		2016
		millions		millions		millions
Weighted average number of ordinary shares – diluted		3,476		3,780		3,790
(c) Reconciliation of basic to diluted average number of shares

	2018	2017	2016
	millions	millions	millions
Weighted average number of ordinary shares – basic	3,461	3,763	3,774
Effect of dilutive potential ordinary shares – employee share plans	15	17	16
Weighted average number of ordinary shares – diluted	3,476	3,780	3,790

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 123

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

	2018			2017			2016
	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m
Interim dividend in respect of the current year	15.49	346	176	15.17	540	32	15.00	532	31
Special dividend	84.375	3,171	—	—	—	—	—	—	—
Final dividend in respect of the prior year	29.10	970	33	28.34	923	151	28.16	805	248
	128.965	4,487	209	43.51	1,463	183	43.16	1,337	279
The Directors are proposing a final dividend for the year ended 31 March 2018 of 30.44p per share that will absorb approximately £1.0 billion of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 15 August 2018 to shareholders who are on the register of members at 1 June 2018 (subject to shareholders’ approval at the AGM). A scrip dividend will be offered as an alternative.

Following completion of the sale of the majority interest in UK Gas Distribution, the Company paid a special dividend on 2 June 2017 of 84.375p per existing ordinary share ($5.4224 per existing American Depositary Share). This returned approximately £3,170 million to shareholders. No scrip dividend was offered as an alternative.

Unaudited commentary on dividends

Following the announcement of our dividend policy in March 2013, the Board remains confident that National Grid is able to support a dividend per share growing at least in line with RPI inflation for the foreseeable future, while continuing to invest as required in our regulated assets.

In August 2014 we began a share buyback programme that will allow us to offer the scrip dividend option for both the full year and interim dividend. The buyback programme is designed to balance shareholders’ appetite for the scrip dividend option with our desire to operate an efficient balance sheet with appropriate leverage. At this stage we do not expect to buyback scrip issuances in 2019 and 2020, unless we have higher than anticipated balance sheet capacity.

124 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

9. Discontinued operations

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

As a result of the sale of a 61% controlling interest in UK Gas Distribution on 31 March 2017, we are required to report our earnings for the Group excluding UK Gas Distribution (‘continuing operations’) separately from the results of that business, which we report within ‘discontinued operations’. The gain recognised by the Group on sale is analysed in the detail of the note below. All costs associated with the transaction, including those associated with separation and setting up UK Gas Distribution are shown as a deduction from the proceeds received. Any adjustments arising as part of the completion adjustments finalised within the measurement period would result in a further gain or loss on disposal to be reported within discontinued operations in the current period.

Disposal of UK Gas Distribution
On 31 March 2017 the Group completed the disposal of a 61% equity interest in the UK Gas Distribution business, principally comprising the Group’s equity and debt interests in National Grid Gas Distribution Limited together with certain other assets (principally property and a 45% interest in Xoserve Limited). Further details are included in the Annual Report and Accounts 2016/17.

The Group sold its 100% equity interest in UK Gas Distribution to Quadgas HoldCo Limited, a newly incorporated UK limited company 61% owned by Quadgas Investments BidCo Limited and 39% by the Group’s subsidiary National Grid Holdings One plc. In exchange, the Group received cash consideration of £3,679 million, loan proceeds of £1,775 million and recognised a shareholder loan receivable of £429 million and a 39% equity interest in Quadgas HoldCo Limited.

The UK Gas Distribution business met the criteria to be classified as held for sale at 8 December 2016, the date that the Group initially entered into the sale agreement, and depreciation and amortisation (circa £25 million per month) on tangible and intangible fixed assets ceased from this date. The disposal of UK Gas Distribution resulted in a £5.3 billion gain on disposal. The provisional purchase price allocation reported in the Annual Report and Accounts 2016/17 has been finalised and there were no significant adjustments arising on finalisation of this exercise in the current year.

The business represented a reportable segment and a separate major line of business and accordingly was presented as a discontinued operation in the consolidated income statement, consolidated statement of comprehensive income and the consolidated cash flow statement in 2016/17.

In 2017/18 a loss of £41 million is reported in discontinued operations, with £33 million relating to the completion accounts settlement in November 2017. In addition, this reflects a net charge of £8 million representing further transaction costs and gains principally relating to the reversal of provisions.

In addition, there was a cash outflow from operating activities of £207 million related to the utilisation of provisions, principally relating to payments of professional fees in respect of the disposal of the UK Gas Distribution business. Net cash flows used in financing activities were £231 million for the settlement of RPI swaps relating to the final stages of the Group-wide liability management programme executed as part of the sale process (2017: cash flows comprising £4.8 billion of debt issued and term debt raised, offset by £3.2 billion in respect of bond buybacks).

On 1 May 2018, the Group announced that it had entered into an agreement with Quadgas Investments BidCo Limited regarding the potential sale of its remaining 25% interest in Quadgas HoldCo Limited. Further details are given in notes 4, 15 and 35.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 125

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

9. Discontinued operations continued

Summary income statement – discontinued operations
The summary income statement for discontinued operations for the years ended 31 March 2017 and 2016 are as follows:

	2017	2016
	£m	£m
Revenue	1,887	1,903
Operating costs	(993)	(1,043)
Operating profit[1]	894	860
Finance costs	(152)	(157)
Profit before tax from discontinued operations	742	703
Tax from discontinued operations	(79)	(11)
Profit after tax from discontinued operations	663	692
Gain on disposal of UK Gas Distribution	5,009	—
Tax on gain on disposal of UK Gas Distribution	312	—
Gain on disposal of UK Gas Distribution after tax	5,321	—
Total profit after tax from discontinued operations	5,984	692

1.
2016 includes sale preparation costs of £22 million in respect of the disposal of the UK Gas Distribution business. 2017 costs have been included as part of transaction costs in determining the gain on disposal.

The total gain on the disposal after tax of £5,321 million was comprised of total consideration of £7,494 million before transaction costs of £1,837 million and a tax credit of £312 million compared to net assets on disposal of £648 million.

Statement of comprehensive income – discontinued operations
for the years ended 31 March

		2017	2016
	Notes	£m	£m
Profit after tax from discontinued operations		5,984	692

Other comprehensive (loss)/income
Items that will never be reclassified to profit or loss:
Remeasurement (losses)/gains of pension assets and post-retirement benefit obligations	23	(75)	129
Tax on items that will never be reclassified to profit or loss	6	13	(30)
Total items from discontinued operations that will never be reclassified to profit or loss		(62)	99
Items that may be reclassified subsequently to profit or loss:
Net losses in respect of cash flow hedges		(106)	(38)
Transferred to profit or loss in respect of cash flow hedges		233	3
Tax on items that may be reclassified subsequently to profit or loss	6	(23)	7
Total items from discontinued operations that may be reclassified subsequently to profit or loss		104	(28)
Other comprehensive income/(loss) for the year, net of tax from discontinued operations		42	71
Total comprehensive income for the year from discontinued operations		6,026	763

126 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

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

Impairment is recognised where there is a difference between the carrying value of the cash-generating unit and the estimated recoverable amount of the cash-generating unit to which that goodwill has been allocated. Any impairment loss is first allocated to the carrying value of the goodwill and then to the other assets within the cash-generating unit. Recoverable amount is defined as the higher of fair value less costs to sell and estimated value-in-use at the date the impairment review is undertaken.

Value-in-use represents the present value of expected future cash flows, discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairments are recognised in the income statement and are disclosed separately.

Total £m
Net book value at 1 April 2016	5,315
Exchange adjustments	781
Net book value at 31 March 2017	6,096
Exchange adjustments	(652)
Net book value at 31 March 2018	5,444

The cost of goodwill at 31 March 2018 was £5,458 million (2017: £6,112 million) with an accumulated impairment charge of £14 million (2017: £16 million).

The amounts disclosed above as at 31 March 2018 include balances relating to the following cash-generating units: New York £3,137 million (2017: £3,512 million); Massachusetts £1,173 million (2017: £1,313 million); Rhode Island £436 million (2017: £488 million); and Federal £699 million (2017: £783 million).

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

The future economic growth rate used to extrapolate projections beyond five years is 2.3% (2017: 2.0%). The growth rate has been determined having regard to data on projected growth in US real gross domestic product (GDP). Based on our business’ place in the underlying US economy, it is appropriate for the terminal growth rate to be based upon the overall growth in real GDP and, given the nature of our operations, to extend over a long period of time. Cash flow projections have been discounted to reflect the time value of money, using a post-tax discount rate of 5.3% (2017: 5.4%). The equivalent pre-tax discount rate is 5.3% (2017: 5.4%) as no cash tax is payable in our five-year plan projections. The discount rate represents the estimated weighted average cost of capital of these operations.

In reaching this conclusion, the Directors have considered the potential future consequences regarding the manner in which Tax Reform will impact the Group and its future cash flows. The full implications of the new legislation on earnings and cash flows are still being reviewed, and will depend on the outcome of discussions with regulators.

In our US business, we are subject to federal and state taxes, however our regulatory arrangements require us to pass this cost back to our customers. The reduction in the corporation tax rate from 35% to 21% will be reflected through lower bills to customers, reducing our revenues (and tax costs) in future periods. For the purposes of the goodwill impairment exercise, we have reflected the lower billing levels through lower revenue forecasts as well as lower tax charges.

Historically, as a result of tax losses arising from claiming accelerated depreciation allowances, we have not paid substantial amounts of tax in the US. Accordingly, for IFRS purposes, we have recognised significant deferred tax liabilities in respect of these accelerated allowances. In accounting terms, Tax Reform triggers the remeasurement of our deferred tax liabilities from 35% to 21% which has resulted in the exceptional gain under IFRS (as disclosed in notes 4 and 6). However, the impact for our US business is that the amounts we have previously received from customers assuming a 35% federal tax rate must now be returned to customers. The precise manner and timing over which this occurs remains subject to agreement with our regulators. We are currently in discussions with regulators as to how best to adjust the customer bills for this purpose, and over what time period.

Offsetting this change will be the additional income we earn, since the rate base will grow faster. (Our rate base is net of deferred tax liabilities, which, as a result of Tax Reform, will now be smaller.) In overall terms we expect the outcome to be economically neutral.

In assessing the carrying value of goodwill, we have sensitised our forecasts to factor in a reduction in revenues and lower tax costs into our cash flow forecasts, but not reflected the impact of additional rate base growth on future earnings. While it is possible that a key assumption in the calculation could change, the Directors believe that no reasonably foreseeable change would result in an impairment of goodwill, in view of the long-term nature of the key assumptions and the margin by which the estimated value-in-use exceeds the carrying amount.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 127

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

Other intangible assets are amortised on a straight-line basis over their estimated useful economic lives. Amortisation periods for categories of intangible assets are:

Years
Software	3 to 10

Software £m
Cost at 1 April 2016	1,744
Exchange adjustments	105
Additions	234
Disposals	(43)
Disposal of UK Gas Distribution	(304)
Reclassifications[1]	(4)
Cost at 31 March 2017	1,732
Exchange adjustments	(98)
Additions	173
Disposals	(18)
Reclassifications[1]	8
Cost at 31 March 2018	1,797
Accumulated amortisation at 1 April 2016	(857)
Exchange adjustments	(43)
Amortisation charge for the year	(164)
Accumulated amortisation of disposals	40
Disposal of UK Gas Distribution	215
Accumulated amortisation at 31 March 2017	(809)
Exchange adjustments	43
Amortisation charge for the year	(138)
Accumulated amortisation of disposals	6
Accumulated amortisation at 31 March 2018	(898)
Net book value at 31 March 2018²	899
Net book value at 31 March 2017	923

1.	Reclassifications includes amounts transferred (to)/from property, plant and equipment (see note 12).

2.	Included in software is £160 million relating to the US ERP system, which still has a remaining amortisation period of six years.

128 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

12. Property, plant and equipment

The following note shows the physical assets controlled by us. The cost of these assets primarily represents the amount initially paid for them. This includes both their purchase price and the construction and other costs associated with getting them ready for operation. A depreciation expense is charged to the income statement to reflect annual wear and tear and the reduced value of the asset over time. Depreciation is calculated by estimating the number of years we expect the asset to be used (useful economic life) and charging the cost of the asset to the income statement equally over this period.

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

Property, plant and equipment includes assets in which the Group’s interest comprises legally protected statutory or contractual rights of use. Additions represent the purchase or construction of new assets, including capital expenditure for safety and environmental assets, and extensions to, enhancements to, or replacement of existing assets. All costs associated with projects or activities which have not been fully commissioned at the period end are classified within assets in the course of construction.

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

Years
Freehold and leasehold buildings	up to 101
Plant and machinery:
Electricity transmission plant and wires	15 to 100
Electricity distribution plant	29 to 75
Electricity generation plant	20 to 93
Interconnector plant and other	5 to 60
Gas plant – mains, services and regulating equipment	10 to 95
Gas plant – storage	5 to 65
Gas plant – meters	7 to 65
Motor vehicles and office equipment	up to 29
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

Impairments are recognised in the income statement and if immaterial are included within depreciation charge for the year.

Any assets which suffered impairment in a previous period are reviewed for possible reversal of the impairment at each reporting date.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 129

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

12. Property, plant and equipment continued

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2016	2,758	54,772	3,874	1,171	62,575
Exchange adjustments	196	3,157	93	76	3,522
Additions	55	822	3,080	132	4,089
Disposals[1]	(22)	(572)	(70)	(204)	(868)
Disposal of UK Gas Distribution	(112)	(11,861)	(88)	(300)	(12,361)
Reclassifications[2]	104	2,913	(2,938)	(41)	38
Cost at 31 March 2017	2,979	49,231	3,951	834	56,995
Exchange adjustments	(169)	(2,862)	(89)	(67)	(3,187)
Additions	38	430	3,358	75	3,901
Disposals[1]	(16)	(216)	(21)	(34)	(287)
Reclassifications[2]	98	2,791	(2,926)	49	12
Cost at 31 March 2018	2,930	49,374	4,273	857	57,434
Accumulated depreciation at 1 April 2016	(640)	(17,828)	—	(743)	(19,211)
Exchange adjustments	(29)	(780)	—	(44)	(853)
Depreciation charge for the year	(84)	(1,338)	—	(113)	(1,535)
Disposals[1]	42	545	—	203	790
Disposal of UK Gas Distribution	29	3,425	—	207	3,661
Reclassifications[2]	(2)	(20)	—	—	(22)
Accumulated depreciation at 31 March 2017	(684)	(15,996)	—	(490)	(17,170)
Exchange adjustments	28	695	—	36	759
Depreciation charge for the year	(28)	(1,276)	—	(88)	(1,392)
Disposals[1]	10	199	—	33	242
Reclassifications[2]	—	(20)	—	—	(20)
Accumulated depreciation at 31 March 2018	(674)	(16,398)	—	(509)	(17,581)
Net book value at 31 March 2018	2,256	32,976	4,273	348	39,853
Net book value at 31 March 2017	2,295	33,235	3,951	344	39,825

1.
Includes the reversal of assets with cost of £51 million (2017: £107 million) and accumulated depreciation of £51 million (2017: £107 million) disposed in previous years that remain in use in the Group. It also includes £334 million of adjustments from accumulated depreciation to cost for historical disposals relating to assets acquired as part of the KeySpan acquisition in 2008 which were disposed of in subsequent periods. Both of these adjustments have a nil net book value impact.

2.	Represents amounts transferred between categories, (to)/from other intangible assets (see note 11), reclassifications from inventories and reclassifications between cost and accumulated depreciation.

	2018	2017
	£m	£m
Information in relation to property, plant and equipment
Capitalised interest included within cost	1,861	1,749
Net book value of assets held under finance leases (all relating to motor vehicles and office equipment)	253	289
Additions to assets held under finance leases (all relating to motor vehicles and office equipment)	58	98
Contributions to cost of property, plant and equipment included within:
Trade and other payables	85	89
Non-current liabilities	844	839

13. Other non-current assets

Other non-current assets include assets that do not fall into any other non-current asset category (such as goodwill or property, plant and equipment) where the benefit to be received from the asset is not due to be received until after 31 March 2019.

	2018	2017¹
	£m	£m
Other receivables	36	45
Non-current tax assets	51	—
Prepayments and accrued income	28	24
	115	69

1.	Comparative amounts have been represented to reflect the reclassification of commodity derivative contracts from other non-current assets to derivatives (see note 16).

130 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

14. Financial and other investments

Financial and other investments include three main categories. Assets classified as available-for-sale typically represent investments in short-term money funds and quoted investments in equities or bonds of other companies. The second category comprises long-term loans to our associates and joint ventures. The third category is other loans and receivables which includes bank deposits with a maturity of greater than three months, and cash balances that cannot be readily used in operations, principally collateral pledged against derivative holdings.

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

Loans receivable and other receivables are initially recognised at fair value plus transaction costs and subsequently held at amortised cost using the effective interest method. Interest income, together with gains and losses when the loans and receivables are derecognised or impaired, are recognised in the income statement.

Subsequent to initial recognition, the fair values of financial assets measured at fair value that are quoted in active markets are based on bid prices. When independent prices are not available, fair values are determined by using valuation techniques that are consistent with techniques commonly used by the relevant market. The techniques use observable market data.

	2018	2017
	£m	£m
Non-current
Available-for-sale investments	417	605
Loans to joint ventures and associates[1]	482	495
	899	1,100
Current
Available-for-sale investments	2,304	7,432
Other loans and receivables	390	1,309
	2,694	8,741
	3,593	9,841
Financial and other investments include the following:
Investments in short-term money funds[2]	1,999	6,899
Managed investments in equity and bonds[3]	530	939
Cash surrender value of life insurance policies	198	202
Loans to joint ventures and associates	482	495
Restricted balances:
Collateral[4]	335	1,262
Other	49	44
	3,593	9,841

1.	Comprises £352 million (2017: £434 million) relating to a shareholder loan to Quadgas HoldCo Limited, and the remainder is a loan to a joint venture.

2.	Includes £69 million (2017: £14 million) held by insurance captives and therefore restricted.

3.	Includes restricted amounts of £301 million (2017: £434 million) held by insurance captives and £214 million (2017: £225 million) relating to US non-qualified plan investments.

4.	Refers to collateral placed with counterparties with whom we have entered into a credit support annex to the ISDA (International Swaps and Derivatives Association) Master Agreement.

Available-for-sale investments are recorded at fair value. The carrying value of current loans and receivables is approximate to their fair values, due to short-dated maturities. The carrying value of the non-current loans to joint ventures and associates approximates their fair values as at 31 March 2018 and 31 March 2017. The exposure to credit risk at the reporting date is the fair value of the financial investments. For further information on our credit risk, refer to note 30(a). None of the financial investments are impaired.

Unaudited commentary on financial and other investments

Current available-for-sale investments at 31 March 2018 were £5,128 million lower than the prior year. The balance at 31 March 2017 included the proceeds received from the sale of the UK Gas Distribution business. £4,010 million of these proceeds were distributed in the current year through the special dividend and share buyback.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 131

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

15. Investments in joint ventures and associates

Investments in joint ventures and associates represent businesses we do not control, but instead exercise joint control or significant influence.

A joint venture is an arrangement established to engage in economic activity, which the Group jointly controls with other parties and has rights to the net assets of the arrangement. An associate is an entity which is neither a subsidiary nor a joint venture, but over which the Group has significant influence.

	2018			2017
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Share of net assets at 1 April	1,776	307	2,083	84	313	397
Exchange adjustments	(19)	7	(12)	16	19	35
Additions	65	64	129	74	63	137
Acquisition of stake in Quadgas HoldCo Limited	—	—	—	1,611	—	1,611
Capitalisation of shareholder loan to Quadgas HoldCo Limited	69	—	69	—	—	—
Impairment charge against investment in Quadgas HoldCo Limited	(213)	—	(213)	—	—	—
Share of post-tax results for the year	147	26	173	15	48	63
Share of other comprehensive income of associates, net of tax	147	—	147	—	—	—
Dividends received	(170)	(43)	(213)	(24)	(75)	(99)
Other movements	5	—	5	—	(61)	(61)
Share of net assets at 31 March	1,807	361	2,168	1,776	307	2,083
A list of joint ventures and associates including the name and proportion of ownership is provided in note 32.

Further information on the Group’s acquisition of an associate interest in Quadgas HoldCo Limited is provided in note 9 and opposite.

On 1 May 2018, the Group announced that it had entered into the Remaining Acquisition Agreement (RAA) with Quadgas Investments BidCo Limited (the Consortium) regarding the potential sale of its remaining 25% interest in Quadgas HoldCo Limited, the holding company for Cadent Gas Limited. The RAA contains both put and call options for both the Group and the Consortium that can be exercised in the period between 1 March 2019 and 31 October 2019 (subject to giving six months’ notice) for cash proceeds of approximately £1.2 billion.

The nature of the contractual arrangements in the RAA are substantially the same as those within the Further Acquisition Agreement (FAA), which also contains put and call options that can be exercised by either party during the same time-frame.

The carrying value of the Group’s equity interest in Quadgas HoldCo Limited at 31 March 2017 was £1.6 billion, reflecting our best estimate of the fair value of that stake, as it was treated as an asset acquired at fair value following the disposal of a controlling interest in the UK Gas Distribution business.

As set out in note 16, at 31 March 2018 we recognised a derivative financial asset of £110 million relating to the FAA agreement. In addition, an impairment review of the Group’s interests in Quadgas HoldCo Limited, (comprising the FAA derivative, a 39% equity interest and £352 million in shareholder loans), was undertaken, comparing the aggregated carrying value of these interests against the future dividend income and proceeds we would expect to receive under the FAA and RAA. This resulted in a charge of £213 million, recorded as impairment against the carrying value of the equity. The impairment largely offsets pension accounting gains, and the recognition of the FAA derivative asset.

Following recognition of the FAA derivative asset and the impairment charge, the aggregate carrying value of Group’s interests associated with Quadgas HoldCo Limited is £2.1 billion, which is close to our original assessment of fair market value as determined at 31 March 2017. Of this, £1.6 billion relates to our equity interest.

In 2017 the Group first entered into an arrangement with San Francisco-based Sunrun Neptune Investor 2016 LLC, a leading US provider of residential solar energy systems to provide investment capital. In the period to 31 March 2018, the Group invested £38 million (2017: £41 million) alongside Sunrun into a newly incorporated partnership vehicle. The investment is classified as an associate as the Group has significant influence over the activities of the partnership vehicle. The fair value gain on this investment of £7 million has been reflected within the share of post-tax results for the year.

The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interests in the joint ventures and associates. The Group has capital commitments of £120 million (2017: £235 million) in relation to joint ventures.

Outstanding balances with joint ventures and associates are shown in note 29.

At 31 March 2018, the Group had one material joint venture, being its 50% equity stake in BritNed Development Limited, and one material associate being its 39% equity stake in Quadgas HoldCo Limited.

132 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

15. Investments in joint ventures and associates continued

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

BritNed Development Limited has a reporting period end of 31 December with monthly management reporting information provided to National Grid. Summarised financial information of this joint venture, as at 31 March, together with the carrying amount of the investment in the consolidated financial statements is as follows:

	2018	2017
	£m	£m
Statement of financial position – BritNed Development Limited
Non-current assets	390	392
Cash and cash equivalents	50	45
All other current assets	4	1
Non-current liabilities	(10)	(10)
Current liabilities	(28)	(20)
Equity	406	408
Carrying amount of the Group’s investment (National Grid ownership 50%)	203	204

	2018	2017
	£m	£m
Income statement – BritNed Development Limited
Revenue	429	399
Depreciation and amortisation	(13)	(13)
Other costs	(324)	(257)
Operating profit	92	129
Income tax expense	(20)	(23)
Profit for the year	72	106
Group’s share of profit (National Grid ownership 50%)	36	53

Quadgas HoldCo Limited (associate)
As set out in note 9, on disposal of the Group’s interest in the UK Gas Distribution business, the Group retained an equity interest in UK Gas Distribution through its parent, Quadgas HoldCo Limited, and a shareholder loan asset of £0.4 billion (see note 14).

The Group has the power to appoint 4 of the 12 members of the board of Quadgas HoldCo Limited, which confers significant influence, but not joint control. In general, the key strategic, operational and financial decisions can be effected by a simple majority of votes. However, in limited circumstances, certain decisions require the consent of both parties. While these circumstances are not expected to occur regularly, given the rights conferred, and in view of the Group’s equity stake, the investment has been accounted for as an equity investment in an associate.

The Group initially recognised its 39% interest in Quadgas HoldCo Limited at fair value, being the market price of the investment as at 31 March 2017. The FAA was signed concerning a 14% interest in Quadgas HoldCo Limited, which contains put and call options for both the Group and the Consortium that can be exercised in the period between 1 March 2019 and 31 October 2019. The FAA is accounted for as a derivative financial instrument (see notes 16 and 30(f)).

Quadgas HoldCo Limited is an unlisted entity, and so no quoted price exists. The fair value on initial recognition was determined with reference to the equity value of the business implicit in the sale transaction, adjusted to reflect a deduction for the estimated premium paid for control by the Consortium. In assigning value to the retained interests, the Group valued 14% of its 39% interest based on the price implied by the FAA. The deduction for control premium was applied to the residual 25% interest.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 133

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

15. Investments in joint ventures and associates continued

The Group has completed a purchase price allocation exercise for its interest in Quadgas HoldCo Limited. There were adjustments arising from the finalisation of the purchase price allocation. A £33 million loss was recognised relating to the completion accounts settlement, resulting in a £20 million payment being made to Quadgas BidCo Limited.

The fair values of the assets and liabilities of Quadgas HoldCo Limited as at 31 March 2017, as previously reported, are set out below, along with the reconciliation to the carrying value of the investment in the associate at that date:

2017
£m
Statement of financial position – Quadgas HoldCo Limited (as previously reported)
Non-current assets	15,559
Current assets	299
Non-current liabilities	(10,408)
Current liabilities	(519)
Equity	4,931
Proportion of the Group’s ownership interest in associate	1,923
Discount for non-controlling interest	(312)
Carrying amount of the Group’s interest in associate (National Grid ownership 39%)	1,611
Summarised financial information of this associate (incorporating the purchase price allocation completion adjustments), as at 31 March, together with the carrying amount of the investment in the consolidated financial statements is as follows:

	2018	2017
	£m	£m
Statement of financial position – Quadgas HoldCo Limited
Non-current assets	16,735	16,047
Current assets	427	299
Non-current liabilities	(11,195)	(10,864)
Current liabilities	(534)	(551)
Equity	5,433	4,931
Proportion of the Group’s ownership interest in associate	2,119	1,923
Discount for non-controlling interest (arising on initial acquisition)	(312)	(312)
Impairment charge against investment	(213)	—
Carrying amount of the Group’s interest in associate (National Grid ownership 39%)	1,594	1,611
The sale of the previously owned subsidiary and subsequent acquisition of the 39% equity interest occurred (see note 9) on 31 March 2017. All profit or loss impact for the year ended 31 March 2017 is disclosed as discontinued operations. The summarised income statement for the year ended 31 March 2018 is set out below:

2018
£m
Income statement – Quadgas HoldCo Limited
Revenue	1,468
Depreciation and amortisation	(378)
Other costs	(423)
Operating profit	667
Net interest payable	(272)
Income tax expense	(76)
Profit for the year	319
Group’s share of profit (National Grid ownership 39%)	124

134 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

16. Derivative financial instruments

Derivatives are financial instruments that derive their value from the price of an underlying item such as interest rates, foreign exchange rates, credit spreads, commodities, equity or other indices. In accordance with Board approved policies, derivatives are transacted generally to manage our exposure to fluctuations in interest rate, foreign exchange and our operational market risks from our commodity activities. Our derivatives are split into the broad categories analysed below:

•    derivatives managing risks to interest rate and foreign exchange rate. Specifically we use these derivatives to manage risks from the financing portfolio, to optimise the overall cost of accessing the debt capital markets, managing the exposure to holdings in foreign operations and other contractual operational cash flows; and
•    derivatives managing our price and supply risks from our commodity activity.

Derivative financial instruments are initially recognised at fair value and subsequently remeasured to fair value at each reporting date. Changes in fair values are recorded in the period they arise, in either the income statement or other comprehensive income as required by IAS 39. Where the gains or losses recorded in the income statement arise from changes in the fair value of commodity contract derivatives and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective, these are recorded as remeasurements, detailed in notes 4 and 5. Where the fair value of a derivative is positive it is carried as a derivative asset, and where negative as a derivative liability.

The total fair value of derivatives split by category is as follows:

	2018			2017
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Financing derivatives	1,545	(945)	600	1,707	(2,223)	(516)
Commodity derivatives[1]	69	(116)	(47)	106	(170)	(64)
Further Acquisition Agreement derivative[2]	110	—	110	—	—	—
	1,724	(1,061)	663	1,813	(2,393)	(580)

1.
Comparative amounts have been re-presented to reflect the reclassification of commodity derivative contracts from trade and other receivables (31 March 2017: £54 million), trade and other payables (31 March 2017: £93 million), other non-current assets (31 March 2017: £52 million) and other non-current liabilities (31 March 2017: £77 million), to current and non-current derivative financial assets and derivative financial liabilities.

2.
This year a further derivative category has been added for the Further Acquisition Agreement (FAA) derivative. This relates to the put/call option over a 14% interest in Quadgas HoldCo Limited. Refer to note 15 for further details.

(a) Financing derivatives
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

For each class of financing derivative instrument type the fair value amounts are as follows:

	2018			2017
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Interest rate swaps	678	(457)	221	849	(657)	192
Cross-currency interest rate swaps	687	(207)	480	676	(909)	(233)
Foreign exchange forward contracts[1]	174	(2)	172	160	(113)	47
Inflation linked swaps	5	(278)	(273)	7	(529)	(522)
Equity options	1	(1)	—	15	(15)	—
	1,545	(945)	600	1,707	(2,223)	(516)

1.	Included within the foreign exchange forward contracts balance is £67 million (2017: £69 million) of derivatives in relation to hedging of capital expenditure.

The maturity profile of financing derivative instruments is as follows:

	2018			2017
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than 1 year	375	(325)	50	192	(1,054)	(862)
	375	(325)	50	192	(1,054)	(862)
Non-current
In 1 to 2 years	83	(88)	(5)	199	(305)	(106)
In 2 to 3 years	25	(27)	(2)	122	(160)	(38)
In 3 to 4 years	418	(5)	413	39	(83)	(44)
In 4 to 5 years	12	—	12	419	(36)	383
More than 5 years	632	(500)	132	736	(585)	151
	1,170	(620)	550	1,515	(1,169)	346
	1,545	(945)	600	1,707	(2,223)	(516)

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 135

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

16. Derivative financial instruments continued

(a) Financing derivatives continued
For each class of financing derivative the notional contract1 amounts are as follows:

	2018	2017
	£m	£m
Interest rate swaps	(8,390)	(9,469)
Cross-currency interest rate swaps	(6,925)	(8,631)
Foreign exchange forward contracts	(5,793)	(8,253)
Inflation linked swaps	(1,191)	(1,423)
Equity options	(800)	(800)
	(23,099)	(28,576)
1. The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the reporting date.

(b) Commodity risk
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

Energy purchase contracts for the forward purchase of electricity or gas that are used to satisfy physical delivery requirements to customers, or for energy that the Group uses itself, meet the expected purchase or usage requirements of IAS 39. They are, therefore, not recognised in the financial statements until they are realised. Disclosure of commitments under such contracts is made in note 28.

US states have introduced a variety of legislative requirements with the aim of increasing the proportion of our electricity that is derived from renewable or other forms of clean energy. Annual compliance filings regarding the level of Renewable Energy Certificates (and other similar environmental certificates) are required by the relevant department of utilities. In response to the legislative requirements, National Grid has entered into long-term, typically fixed-price, energy supply contracts to purchase both renewable energy and environmental certificates. We are entitled to recover all costs incurred under these contracts through customer billing.

Under IFRS, where these supply contracts are not accounted for as finance leases, they are considered to comprise two components, being a forward purchase of power at spot prices, and a forward purchase of environmental certificates at a variable price (being the contract price less the spot power price). With respect to our current contracts, neither of these components meets the requirement to be accounted for as a derivative. The environmental certificates are currently required for compliance purposes, and at present there are no liquid markets for these attributes. Accordingly, this component meets the expected purchase or usage requirements of IAS 39. We expect to enter into an increasing number of these contracts, in order to meet our compliance requirements in the short to medium term. It is possible that in future, if and when liquid markets develop, and to the extent that we are in receipt of environmental certificates in excess of our required levels, this exemption may cease to apply and we may be required to account for forward purchase commitments for environmental certificates as derivatives at fair value through profit and loss.

Some forward contracts for the purchase of commodities do not meet the exemption for accounting purposes and hence are accounted for as derivatives. We also enter into derivative financial instruments linked to commodity prices, including index-linked futures, swaps, and option contracts. These derivative financial instruments are used to manage market price volatility and are carried at fair value on the statement of financial position, with the mark-to-market changes reflected through remeasurements.

For each class of commodity contract derivative type, the fair value amounts are as follows:

	2018			2017
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Commodity purchase contracts accounted for as derivative contracts
Forward purchases of electricity	—	—	—	—	(10)	(10)
Forward purchases of gas	60	(64)	(4)	82	(97)	(15)
Derivative financial instruments linked to commodity prices
Electricity capacity	1	—	1	2	—	2
Electricity swaps	7	(46)	(39)	11	(61)	(50)
Electricity options	—	(1)	(1)	—	—	—
Gas swaps	1	(4)	(3)	11	(2)	9
Gas options	—	(1)	(1)	—	—	—
	69	(116)	(47)	106	(170)	(64)

136 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

16. Derivative financial instruments continued

(b) Commodity risk continued
The maturity profile of commodity contracts is as follows:

	2018			2017
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than one year	30	(76)	(46)	54	(93)	(39)
	30	(76)	(46)	54	(93)	(39)
Non-current
In 1 to 2 years	6	(17)	(11)	8	(36)	(28)
In 2 to 3 years	6	(11)	(5)	7	(9)	(2)
In 3 to 4 years	6	(3)	3	6	(7)	(1)
In 4 to 5 years	5	(2)	3	6	(5)	1
More than 5 years	16	(7)	9	25	(20)	5
	39	(40)	(1)	52	(77)	(25)
	69	(116)	(47)	106	(170)	(64)

For each class of commodity contract derivative, our exposure based on the notional quantities is as follows:

	2018	2017
Forward purchases of electricity[1]	0 GWh	159 GWh
Forward purchases of gas[2]	54m Dth	54m Dth
Electricity swaps	12,839 GWh	12,776 GWh
Electricity options	13,897 GWh	17,793 GWh
Electricity capacity	0.6 GWm	0.7 GWm
Gas swaps	100m Dth	83m Dth
Gas options	7m Dth	9m Dth
NYMEX gas futures[3]	0 Dth	3m Dth

1.	Forward electricity purchases expired on 30 September 2017. The contractual obligations under these contracts are £nil (2017: £15 million).

2.	Forward gas purchases have terms up to three years. The contractual obligations under these contracts are £96 million (2017: £131 million).

3.	NYMEX gas futures have been offset with related margin accounts (see note 30(a)).

(c) Further Acquisition Agreement derivative
The Group signed a Further Acquisition Agreement (FAA) concerning a 14% interest in Quadgas HoldCo Limited, which contains put and call options. The fair value of these derivatives is £110 million asset at 31 March 2018 (2017: £nil). The derivative notional was £739 million (2017: £690 million). The options can be exercised in the period between 1 March 2019 and 31 October 2019. The fair value of the option has been disclosed as a non-current derivative asset.

(d) Hedge accounting
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

Fair value hedges
Fair value hedges principally consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates and foreign exchange rates. For qualifying fair value hedges, all changes in the fair value of the derivative and changes in the fair value of the item in relation to the risk being hedged are offset in the income statement to the extent the fair value hedge is effective. Adjustments made to the carrying amount of the hedged item for fair value hedges will be amortised over the remaining life, in line with the hedged item.

	2018	2017
	£m	£m
Cross-currency interest rate/interest rate swaps	496	548

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 137

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

16. Derivative financial instruments continued

(d) Hedge accounting continued
Cash flow hedges
Exposure arises from the variability in future interest and currency cash flows on assets and liabilities which bear interest at variable rates or are in a foreign currency. Interest rate and cross-currency swaps are maintained, and designated as cash flow hedges, where they qualify, to manage this exposure. Fair value changes on designated cash flow hedges are initially recognised in other comprehensive income as gains or losses recognised in equity and transferred to the cash flow hedge reserve, and any ineffective portion is recognised immediately in the income statement. Amounts are transferred from equity and recognised in the income statement as the income or expense is recognised on the hedged item.

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

	2018	2017
	£m	£m
Cross-currency interest rate/interest rate swaps	138	(180)
Foreign exchange forward contracts	66	69
	204	(111)

Net investment hedges
Borrowings, cross-currency swaps and forward currency contracts are used in the management of the foreign exchange exposure arising from the investment in non-sterling denominated subsidiaries. Where these contracts qualify for hedge accounting they are designated as net investment hedges.

	2018	2017
	£m	£m
Cross-currency interest rate/interest rate swaps	(104)	(544)
Foreign exchange forward contracts	87	(56)
	(17)	(600)
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

	2018	2017
	£m	£m
Cross-currency interest rate/interest rate swaps	171	135
Foreign exchange forward contracts	19	34
Inflation linked swaps	(273)	(522)
Equity options	—	—
Commodity derivatives (all categories)	(47)	(64)
Further Acquisition Agreement derivative	110	—
	(20)	(417)

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

Embedded derivatives
No adjustment is made with respect to derivative clauses embedded in financial instruments or other host contracts that are defined as closely related to those instruments or contracts. Consequently these embedded derivatives are not accounted for separately from the debt instrument. Where there are embedded derivatives in host contracts that are not closely related, the embedded derivative is separately accounted for as a derivative financial instrument.

138 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

17. Inventories and current intangible assets

Inventories represent assets that we intend to use in order to generate revenue in the short-term, either by selling the asset itself (for example, fuel stocks) or by using it to fulfil a service to a customer or to maintain our network (consumables).

Inventories are stated at the lower of weighted average cost and net realisable value.

Where applicable, cost comprises direct materials and direct labour costs as well as those overheads that have been incurred in bringing the inventories to their present location and condition.

Emission allowances, principally relating to the emissions of carbon dioxide in the UK and sulphur and nitrous oxides in the US, are recorded as intangible assets within current assets, and are initially recorded at cost and subsequently at the lower of cost and net realisable value. A liability is recorded in respect of the obligation to deliver emission allowances, and emission charges are recognised in the income statement in the period in which emissions are made.

	2018	2017
	£m	£m
Fuel stocks	78	101
Raw materials and consumables	190	191
Work in progress	—	8
Current intangible assets – emission allowances	73	103
	341	403
There is a provision for obsolescence of £18 million against inventories as at 31 March 2018 (2017: £26 million).

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

	2018	2017¹
	£m	£m
Trade receivables	1,674	1,591
Accrued income	817	811
Prepayments	229	228
Other receivables	78	98
	2,798	2,728

1.	Comparative amounts have been represented to reflect the reclassification of commodity contract derivatives from trade and other receivables to derivatives (see note 16).

Trade receivables are non-interest-bearing and generally have a 30 to 90 days term. Due to their short maturities, the fair value of trade and other receivables approximates their book value.

Provision for impairment of receivables

	2018	2017
	£m	£m
At 1 April	424	349
Exchange adjustments	(42)	51
Charge for the year, net of recoveries	36	147
Uncollectible amounts written off against receivables	(109)	(121)
Disposal of UK Gas Distribution	—	(2)
At 31 March	309	424

Trade receivables past due but not impaired

	2018	2017
	£m	£m
Up to 3 months past due	271	238
3 to 6 months past due	73	67
Over 6 months past due	131	143
	475	448
For further information on our wholesale and retail credit risk, refer to note 30(a).

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 139

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

	2018	2017
	£m	£m
Cash at bank	54	199
Short-term deposits	275	940
Cash and cash equivalents	329	1,139

20. Borrowings

We borrow money primarily in the form of bonds and bank loans. These are for a fixed term and may have fixed or floating interest rates or are linked to RPI. As indicated in note 16, we use derivatives to manage risks associated with interest rates and foreign exchange. Further details on our net debt can be found in note 27.

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

Borrowings, which include interest-bearing and inflation-linked debt and overdrafts, are recorded at their initial fair values which normally reflect the proceeds received, net of direct issue costs less any repayments. Subsequently these are stated at amortised cost, using the effective interest method. Any difference between the proceeds after direct issue costs and the redemption value is recognised over the term of the borrowing in the income statement using the effective interest method.

	2018	2017
	£m	£m
Current
Bank loans	2,020	1,339
Bonds	2,156	2,209
Commercial paper	206	1,881
Finance leases	64	66
Other loans	1	1
	4,447	5,496
Non-current
Bank loans	2,384	2,343
Bonds	19,418	20,368
Finance leases	207	242
Other loans	169	189
	22,178	23,142
Total borrowings	26,625	28,638

140 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

20. Borrowings continued

Total borrowings are repayable as follows:

	2018	2017
	£m	£m
Less than 1 year	4,447	5,496
In 1 to 2 years	1,694	1,941
In 2 to 3 years	2,347	1,821
In 3 to 4 years	1,873	2,453
In 4 to 5 years	1,469	1,921
More than 5 years:
By instalments	1,010	1,043
Other than by instalments	13,785	13,963
	26,625	28,638
The fair value of borrowings at 31 March 2018 was £30,164 million (2017: £32,239 million). Where market values were available, fair value of borrowings (Level 1) was £13,018 million (2017: £12,547 million). Where market values were not available, fair value of borrowings (Level 2) was £17,146 million (2017: £19,692 million), calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2018 was £26,363 million (2017: £28,310 million).

The assets of the Colonial Gas Company and the Niagara Mohawk Power Corporation and certain gas distribution assets of the Narragansett Electric Company are subject to liens and other charges and are provided as collateral over borrowings totalling £392 million at 31 March 2018 (2017: £440 million).

Collateral is placed with or received from any counterparty where we have entered into a credit support annex to the ISDA Master Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £878 million (2017: £709 million) in respect of cash received under collateral agreements. For further details of our borrowing facilities, refer to note 31. For further details of our bonds in issue, please refer to the debt investor section of our website. Unless included herein, the information on our website is unaudited.

Assets held under finance leases are recognised at their fair value or, if lower, the present value of the minimum lease payments on inception. The corresponding liability is recognised as a finance lease obligation within borrowings. Rental payments are apportioned between finance costs and reduction in the finance lease obligation, so as to achieve a constant rate of interest.

Assets held under finance leases are depreciated over the shorter of their useful life and the lease term.

Finance lease obligations

	2018	2017
	£m	£m
Gross finance lease liabilities are repayable as follows:
Less than 1 year	64	66
1 to 5 years	177	213
More than 5 years	72	89
	313	368
Less: finance charges allocated to future periods	(42)	(60)
	271	308
The present value of finance lease liabilities is as follows:
Less than 1 year	64	66
1 to 5 years	144	174
More than 5 years	63	68
	271	308

Unaudited commentary on borrowings

As at 31 March 2018, total borrowings of £26,625 million (2017: £28,638 million) including bonds, bank loans, commercial paper, collateral, finance leases and other debt had decreased by £2,013 million. We expect to repay £4,447 million of our total borrowings in the next 12 months including commercial paper, collateral and interest, and to fund this repayment through the capital and money markets and surplus cash. The average long-term debt maturity of the portfolio is 11 years (2017: 11 years). Further information on our bonds can be found in the debt investor section of our website. Unless included herein, the information on our website is unaudited.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 141

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

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost.

	2018	2017¹
	£m	£m
Trade payables	1,977	2,135
Deferred income[2]	440	298
Social security and other taxes	173	136
Other payables	863	776
	3,453	3,345

1.	Comparative amounts have been represented to reflect the reclassification of commodity derivative contracts from trade and other payables to derivatives (see note 16).

2.	Included within deferred income is £85 million (2017: £89 million) relating to customer contributions.

Due to their short maturities, the fair value of trade payables approximates their book value.

22. Other non-current liabilities

Other non-current liabilities include deferred income which will not be recognised as income until after 31 March 2019. It also includes payables that are not due until after that date.

Non-current liabilities are initially recognised at fair value and subsequently measured at amortised cost.

	2018	2017¹
	£m	£m
Deferred income[2]	958	1,032
Other payables	359	338
	1,317	1,370

1.	Comparative amounts have been represented to reflect the reclassification of commodity derivative contracts from other non-current liabilities to derivatives (see note 16).

2.	Included within deferred income is £844 million (2017: £839 million) relating to customer contributions.

There is no material difference between the fair value and the carrying value of other payables.

23. Pensions and other post-retirement benefits

The majority of employees are either members of a DB (defined benefit) or a DC (defined contribution) pension scheme. In the US we also provide healthcare and life insurance benefits to eligible retired US employees.

The fair value of associated scheme assets and present value of DB obligations are updated annually in accordance with IAS 19 (revised).

We separately present our UK and US pension schemes to show geographical split. Below we provide a more detailed analysis of the amounts recorded in the primary financial statements and the actuarial assumptions used to value the DB obligations.

Defined contribution plans
Most new hires are able to join DC plans in the UK or US. These plans are designed to provide members with a pension pot for their retirement. The risks associated with these plans are assumed by the member.

Payments to these DC plans are charged as an expense as they fall due. There is no legal or constructive obligation on National Grid to pay additional contributions into a DC plan if the fund has insufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods.

Defined benefit schemes
The principal UK schemes are the National Grid UK Pension Scheme (NGUKPS) and the National Grid Electricity Group of the Electricity Supply Pension Scheme (NGEG of the ESPS). In the US, we have four plans and a number of healthcare and life insurance plans.

For DB pension schemes, members receive benefits on retirement, the value of which is dependent on factors such as salary and length of pensionable service. National Grid underwrites both financial and demographic risks associated with this type of scheme.

National Grid’s obligation in respect of DB pension schemes is calculated separately for each DB scheme by projecting the estimated amount of future benefit payments that employees have earned for their pensionable service in the current and prior periods. These future benefit payments are discounted to determine the present value of the liabilities. Current service cost and any unrecognised past service cost are recognised immediately. The discount rate used is the yield at the valuation date on high-quality corporate bonds.

Advice is taken from independent actuaries relating to the appropriateness of the key assumptions applied, including life expectancy, expected salary and pension increases, and inflation. Comparatively small changes in the assumptions used may have a significant effect on the amounts recognised in the income statement, the statement of other comprehensive income and the net liability recognised in the statement of financial position.

Remeasurements of pension assets and post-retirement benefit obligations are recognised in full in the period in which they occur in the statement of other comprehensive income.

142 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

23. Pensions and other post-retirement benefits continued

UK pension plans

Defined Contribution
The National Grid YouPlan
National Grid pays contributions into YouPlan to provide DC benefits on behalf of employees. National Grid provides a double match of member contributions, up to a maximum of 6% of member salary.

YouPlan was established in 2013 and is the qualifying scheme used for automatic enrolment of new hires. Prior to its establishment, DC benefits were provided through the NGUKPS, which transferred all historical DC benefits to YouPlan in 2013.

Defined Benefit
National Grid’s DB pension arrangements are held in separate trustee administered funds. The arrangements are managed by trustee companies with boards consisting of company and member appointed directors.

The arrangements are subject to independent actuarial funding valuations at least every three years and following consultation and agreement with us, the qualified actuary certifies the employers’ contributions, which, together with the specified contributions payable by the employees and proceeds from the plans’ assets, are expected to be sufficient to fund the benefits payable.

The results of the most recent actuarial valuations are shown below. See page 145 for the assumptions used for IAS 19 purposes.

	Section A of NGUKPS		Section B of NGUKPS		NGEG of ESPS
Latest full actuarial valuation	31 March 2017		31 March 2017		31 March 2016
Actuary	Willis Towers Watson		Willis Towers Watson		Aon Hewitt
Market value of scheme assets at latest valuation	£6,716	m	£5,849	m	£2,553	m
Actuarial value of benefits due to members	£6,627	m	£6,057	m	£3,053	m
Market value as percentage of benefits	101%		97%		84%
Funding surplus/(deficit)	£89	m	(£208m)		(£500m)
Funding surplus/(deficit) net of tax	£74	m	(£173m)		(£415m)

National Grid UK Pension Scheme
With effect from 1 January 2017 the scheme was split into three sections, each of which is legally and actuarially separate. Sections A and B are supported by companies within the National Grid Group, and National Grid makes payments to Sections A and B to cover administration costs and the Pension Protection Fund levy. The scheme closed to new hires on 1 April 2002.

Section C is supported by Cadent Gas Limited which is no longer part of the National Grid Group following the disposal of UK Gas Distribution which completed on 31 March 2017. The disclosures for the current year do not include Section C data. However, the actuarial assumptions adopted will influence our equity accounting for Quadgas HoldCo Limited (the ultimate parent of Cadent Gas Limited).

Section A
Following the actuarial valuation at 31 March 2017, Section A was in surplus. As such, no deficit funding contributions are being made to the section. National Grid and the Trustees have agreed a schedule of contributions whereby the employers will contribute 51.8% of pensionable salary, less member contributions, in respect of ongoing service cost. This rate is deemed to be sufficient to meet the statutory funding objective during the period for which it is in force.

The next actuarial valuation will be performed at 31 March 2019.

Section B
The actuarial valuation as at 31 March 2017 determined that Section B was in deficit. National Grid and the Trustee agreed on a schedule of contributions, whereby deficit funding contributions of approximately £32 million payable by 30 September each year from 2017 onwards until 30 September 2022, with an additional £8 million payable by 30 September 2023. All deficit funding amounts due will be adjusted for the change in the Retail Price Index (RPI) from 31 December 2016 up to three months prior to the date of payment. As a result, the funding shortfall is expected to be eliminated by 30 September 2023.

The employers will also contribute 51.4% of pensionable salary, less member contributions, in respect of ongoing service cost.

The next actuarial valuation will be performed as at 31 March 2019.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 143

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

23. Pensions and other post-retirement benefits continued

National Grid Electricity Group of the Electricity Supply Pension Scheme
The scheme closed to new hires from 1 April 2006.

The last full actuarial valuation for the NGEG of the ESPS was carried out at 31 March 2016 and determined that the scheme was in deficit. National Grid and the Trustee agreed on a schedule of contribution, whereby deficit funding contributions of £48 million are payable each year from 2016 onwards until 31 March 2027. All deficit funding amounts due will be adjusted for the change in the Retail Price Index (RPI). The funding shortfall is expected to be eliminated by 31 March 2027.

The employer will also contribute 40.7% of pensionable earnings (less member contributions).

The next actuarial valuation is required with an effective date of no later than 31 March 2019.

Security arrangements
National Grid has also established security arrangements with charges in favour of the Trustees. As at 31 March 2018 the required value of these arrangements and principal supporting employers were:

•	Section A of NGUKPS: £315 million, National Grid plc and National Grid UK Limited;

•	Section B of NGUKPS: £179 million, National Grid Gas plc (NGG); and

•	NGEG of ESPS: £250 million, National Grid Electricity Transmission plc (NGET).

The majority of the security is provided in the form of letters of credit with the remainder in surety bonds. The assets held in security will be paid to the respective section or scheme in the event that the relevant supporting employer is subject to an insolvency event or fails to make the required contributions. In addition, counter indemnities have also been taken out to ensure the obligations will be fulfilled.

The following specific conditions apply to the security arrangements:

•
Section B of NGUKPS: The assets will be paid to Section B if NGG is given notice of less than 12 months that Ofgem intends to revoke its licence under the Gas Act 1986, or if NGG grants any charges over its assets other than where agreed with the Trustee.

•	NGEG of ESPS: The asset and an amount in respect of the deficit (to a maximum of £500 million) will be paid to the scheme if NGET ceases to hold a licence granted under the Electricity Act 1989.

In addition to the above, if the credit rating of the supporting employer, as determined by two out of three specified agencies, falls below certain agreed levels for 40 days, the following amounts will be payable:

•	Section A of NGUKPS: £72 million (increased in line with RPI).

•	Section B of NGUKPS: £65 million (increased in line with RPI).

•	NGEG of ESPS: A maximum of £500 million in respect of the deficit.

US pension plans
National Grid has multiple DC pension plans, primarily comprised of employee savings and Company matching contributions. Non-union employees hired after 1 January 2011, as well as new hires in the majority of represented union employees, receive a core contribution into the DC plan, irrespective of the employee’s contribution into the plan.

National Grid also sponsors numerous non-contributory DB pension plans. The DB plans provide retirement benefits to vested union employees, as well as vested non-union employees hired before 1 January 2011. Benefits under these plans generally reflect age, years of service and compensation and are paid in the form of an annuity or lump sum. An independent actuary performs valuations annually. The Company funds the DB plans by contributing no less than the minimum amount required, but no more than the maximum tax deductible amount allowed under US Internal Revenue Service regulations. The range of contributions determined under these regulations can vary significantly depending upon the funded status of the plans. At present, there is some flexibility in the amount that is contributed on an annual basis. In general, the Company’s policy for funding the US pension plans is to contribute the amounts collected in rates and capitalised in the rate base during the year, to the extent that the funding is no less than the minimum amount required. The assets of the plans are held in trusts and administered by fiduciary committees comprised of appointed employees of the Company.

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

144 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

23. Pensions and other post-retirement benefits continued

Risks
National Grid underwrites the financial and demographic risks associated with DB plans, the most significant of which are:

•
Asset volatility: The schemes invest in a variety of asset classes, principally: equities, government securities, corporate bonds and property. Consequently actual returns will differ from the underlying discount rate adopted, impacting on the net balance sheet asset or liability. Each scheme seeks to balance the level of investment return sought with the aim of reducing volatility and risk by means of liability matching asset strategies, diversification of asset portfolios, interest rate hedging and management of foreign exchange exposure. In taking this approach, reference is made to both the maturity of liabilities and the funding level of that scheme.

•
Changes in bond yields: Liabilities are calculated using discount rates set with reference to yields on high-quality corporate bonds prevailing in the US and UK debt markets and will fluctuate as yields change.

•	Inflation risk: Changes in inflation will affect current and future pensions, but are partially mitigated though investing in inflation matching assets and hedging instruments.

•
Member longevity: Longevity is a key driver of liabilities and changes in expected mortality will have a direct impact on liabilities. In aggregate, the liabilities are relatively mature which mitigates the risk to a certain extent. The NGEG of ESPS holds a longevity insurance contract which covers exposure to improvements in longevity, providing long-term protection and income to the scheme in the event that members live longer than currently expected.

Actuarial assumptions
The Company has applied the following financial assumptions in assessing DB liabilities.

	UK pensions
	2018	2017	2016
	%	%	%
Discount rate[1] – past service[2]	2.60	2.40	3.30
Discount rate[1] – future service[2]	2.65	2.65	3.30
Rate of increase in salaries[3]	3.40	3.50	3.20
Rate of increase in RPI – past service[4]	3.15	3.20	2.90
Rate of increase in RPI – future service[4]	3.10	3.15	2.90

1.	The discount rates for pension liabilities have been determined by reference to appropriate yields on high-quality corporate bonds prevailing in the UK debt markets at the reporting date.

2.
In the UK for 2018, National Grid has adopted a different discount rate assumption by increasing the duration of the scheme liabilities to 25 years for future service obligations. This has led to a future service discount rate in the UK of 2.65% for both the 2017 and 2018 year-ends. The 2017 discount rate was 2.40% based on an expected duration of scheme liabilities of 17 years.

3.
A promotional scale has also been used where appropriate. The UK assumption stated is that relating to service prior to 1 April 2013. The UK assumption for the rate of increase in salaries for past service after this date is 2.20% (2017: 2.20%; 2016: 2.10%) and for future service 2.15% (2017: 2.20%; 2016: 2.10%). The rates of increase stated are not indicative of historical increases awarded or a guarantee of future increases, but merely an appropriate assumption utilised in assessing DB liabilities.

4.
This is the key assumption that determines assumed increases in pensions in payment and deferment in the UK only. Consistent with the derivation of the discount rate, the RPI assumption reflects the duration of the active liabilities to be adopted in the calculation of the future service obligations. This approach leads to a RPI assumption for the future service rate of 3.10% p.a. at reporting date (2017: 3.15%; 2016: 2.90%), as compared to the 2017 published assumption of 3.20% for both past service and future service.

	US pensions			US other post-retirement benefits
	2018	2017	2016	2018	2017	2016
	%	%	%	%	%	%
Discount rate[1]	4.00	4.25	4.25	4.00	4.25	4.25
Rate of increase in salaries	3.50	3.50	3.50	3.50	3.50	3.50
Initial healthcare cost trend rate	n/a	n/a	n/a	7.50	7.00	7.50
Ultimate healthcare cost trend rate[2]	n/a	n/a	n/a	4.50	4.50	4.50

1.
The discount rates for pension liabilities have been determined by reference to appropriate yields on high-quality corporate bonds prevailing in the US debt markets at the reporting date with an expected duration of plan liabilities of 17 years.

2.	The ultimate healthcare cost trend rate will reach the ultimate trend in 2026/28 (2017 and 2016: 2024/25).

For sensitivity analysis see note 33.

	2018		2017		2016
	UK years	US years	UK years	US years	UK years	US years

Assumed life expectations for a retiree age 65
Males	22.3	22.0	22.9	21.9	22.8	21.8
Females	23.9	24.2	24.7	24.1	25.2	24.0
In 20 years:
Males	23.7	23.6	25.1	23.6	25.1	23.5
Females	25.5	25.8	27.1	25.7	27.6	25.6
Maturity profile of DB obligations
The weighted average duration of the DB obligation for each category of scheme is 16 years for UK pension schemes; 13 years for US pension schemes and 15 years for US other post-retirement benefits.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 145

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

23. Pensions and other post-retirement benefits continued

Amounts recognised in the statement of financial position

	2018	2017	2016
	£m	£m	£m
Present value of funded obligations[1]	(23,747)	(25,890)	(28,648)
Fair value of plan assets	23,858	24,375	26,434
	111	(1,515)	(2,214)
Present value of unfunded obligations	(307)	(340)	(304)
Other post-employment liabilities	(67)	(78)	(67)
Net defined benefit liability	(263)	(1,933)	(2,585)
Represented by:
Liabilities	(1,672)	(2,536)	(2,995)
Assets	1,409	603	410
	(263)	(1,933)	(2,585)

The geographical split of pensions and other post-retirement benefits is as shown below:

	UK Pensions			US Pensions			US other post-retirement benefits
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Present value of funded obligations[1]	(14,152)	(15,565)	(19,341)	(6,349)	(6,790)	(5,916)	(3,246)	(3,535)	(3,391)
Fair value of plan assets	15,330	15,489	19,401	6,030	6,322	5,136	2,498	2,564	1,897
	1,178	(76)	60	(319)	(468)	(780)	(748)	(971)	(1,494)
Present value of unfunded obligations	(74)	(80)	(75)	(233)	(260)	(229)	—	—	—
Other post-employment liabilities	—	—	—	—	—	—	(67)	(78)	(67)
Net defined benefit asset/(liability)	1,104	(156)	(15)	(552)	(728)	(1,009)	(815)	(1,049)	(1,561)
Represented by:
Liabilities	(74)	(536)	(300)	(783)	(951)	(1,134)	(815)	(1,049)	(1,561)
Assets	1,178	380	285	231	223	125	—	—	—
	1,104	(156)	(15)	(552)	(728)	(1,009)	(815)	(1,049)	(1,561)

1.	Present value of funded obligations split approximately as follows:

•	UK pensions at 31 March 2018: 10% active members (2017: 12%; 2016: 12%); 18% deferred members (2017: 19%; 2016: 18%); 72% pensioner members (2017: 69%; 2016: 70%)

•	US pensions at 31 March 2018: 38% active members (2017: 38%; 2016: 39%); 8% deferred members (2017: 9%; 2016: 9%); 54% pensioner members (2017: 53%; 2016: 52%)

•	US other post-retirement benefits at 31 March 2018: 38% active members (2017: 39%; 2016: 41%); 0% deferred members (2017: 0%; 2016: 0%); 62% pensioner members (2017: 61%; 2016: 59%)

The recognition of the pension assets in both the UK in relation to the National Grid UK Pension Scheme (NGUKPS) and the Niagara Mohawk Plan in the US reflect legal and actuarial advice that we have taken regarding recognition of surpluses under IFRIC 14. In both cases we have concluded that the Group has an unconditional right to a refund from the individual plans, including from each Section of the NGUKPS, in the event of a winding up. In the UK, the Trustees must seek the agreement of the Company to any benefit augmentation beyond the provisions set out in the Scheme Rules. In the US, the surplus assets may be used to pay benefits under other Plans, thereby allowing the Company to settle other liabilities under other Plans.

146 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

23. Pensions and other post-retirement benefits continued

Amounts recognised in the income statement and statement of other comprehensive income

	2018	2017	2016
	£m	£m	£m
Included within operating costs
Administration costs	16	16	16
Included within payroll costs
Defined benefit scheme costs:
Current service cost	193	232	221
Past service cost – augmentations	1	1	3
Past service credit – redundancies	(1)	(1)	(1)
Special termination benefit cost – redundancies	9	7	11
	202	239	234
Included within finance income and costs
Net interest cost	65	105	112
Included within gain on disposal of discontinued operations
Administration costs	—	5	2
Disposal of UK Gas Distribution	—	34	—
	—	39	2
Total included in income statement[1,2]	283	399	364
Remeasurement gains of pension assets and post-retirement benefit obligations	1,313	348	539
Exchange adjustments	175	(345)	(81)
Total included in the statement of other comprehensive income[2]	1,488	3	458

1.
Amounts recognised in the income statement include operating costs of £nil (2017: £1 million; 2016: £1 million); payroll costs of £nil (2017: £35 million; 2016: £28 million); and net interest of £nil (2017: £2 million income; 2016: £1 million cost) presented within profit from discontinued operations. These amounts all relate to UK pensions.

2.
Amounts recognised in the statement of other comprehensive income include remeasurements of pension assets and post-retirement benefit obligations of £nil (2017: £75 million loss; 2016: £129 million gain) presented within discontinued operations. These amounts all relate to UK pensions.

The geographical split of pensions and other post-retirement benefits is as shown below:

	UK Pensions			US Pensions			US other post-retirement benefits
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Included within operating costs
Administration costs	6	6	9	9	9	6	1	1	1
Included within payroll costs
Defined benefit scheme costs:
Current service cost	49	76	74	98	103	95	46	53	52
Past service cost – augmentations	1	1	3	—	—	—	—	—	—
Past service credit – redundancies	(1)	(1)	(1)	—	—	—	—	—	—
Special termination benefit cost – redundancies	9	7	11	—	—	—	—	—	—
	58	83	87	98	103	95	46	53	52
Included within finance income and costs
Net interest cost	3	—	18	27	43	36	35	62	58
Included within gain on disposal of discontinued operations
Administration costs	—	5	2	—	—	—	—	—	—
Disposal of UK Gas Distribution	—	34	—	—	—	—	—	—	—
	—	39	2	—	—	—	—	—	—
Total included in income statement	67	128	116	134	155	137	82	116	111
Remeasurement gains/(losses) of pension assets and post retirement benefit obligations	1,177	(541)	534	27	319	(67)	109	570	72
Exchange adjustments	—	—	—	75	(140)	(33)	100	(205)	(48)
Total included in the statement of other comprehensive income	1,177	(541)	534	102	179	(100)	209	365	24

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 147

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

23. Pensions and other post-retirement benefits continued
Reconciliation of the net defined benefit liability

	2018	2017	2016
	£m	£m	£m
Opening net defined benefit liability	(1,933)	(2,585)	(3,258)
Cost recognised in the income statement	(283)	(399)	(364)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	1,488	3	458
Employer contributions	475	1,073	587
Other movements	(10)	(25)	(8)
Closing net defined benefit liability	(263)	(1,933)	(2,585)
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening net defined benefit liability	(156)	(15)	(672)	(728)	(1,009)	(1,003)	(1,049)	(1,561)	(1,583)
Cost recognised in the income statement	(67)	(128)	(116)	(134)	(155)	(137)	(82)	(116)	(111)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	1,177	(541)	534	102	179	(100)	209	365	24
Employer contributions	150	528	239	208	257	231	117	288	117
Other movements	—	—	—	—	—	—	(10)	(25)	(8)
Closing net defined benefit asset/(liability)	1,104	(156)	(15)	(552)	(728)	(1,009)	(815)	(1,049)	(1,561)
Changes in the present value of defined benefit obligations (including unfunded obligations)

	2018	2017	2016
	£m	£m	£m
Opening defined benefit obligations	(26,230)	(28,952)	(29,592)
Current service cost	(193)	(232)	(221)
Interest cost	(775)	(1,057)	(1,026)
Actuarial (losses)/gains – experience	(100)	166	659
Actuarial gains – demographic assumptions	671	225	—
Actuarial gains/(losses) – financial assumptions	174	(3,377)	218
Past service credit – redundancies	1	1	1
Special termination benefit cost – redundancies	(9)	(7)	(11)
Past service cost – augmentations	(1)	(1)	(3)
Medicare subsidy received	(21)	(14)	(15)
Obligations transferred on disposal of UK Gas Distribution	—	6,970	—
Employee contributions	(1)	(1)	(2)
Benefits paid	1,285	1,443	1,348
Exchange adjustments	1,145	(1,394)	(308)
Closing defined benefit obligations	(24,054)	(26,230)	(28,952)
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening defined benefit obligations	(15,645)	(19,416)	(20,125)	(7,050)	(6,145)	(6,055)	(3,535)	(3,391)	(3,412)
Current service cost	(49)	(76)	(74)	(98)	(103)	(95)	(46)	(53)	(52)
Interest cost	(366)	(615)	(649)	(273)	(285)	(242)	(136)	(157)	(135)
Actuarial (losses)/gains – experience	(95)	106	552	(38)	(2)	15	33	62	92
Actuarial gains – demographic assumptions	565	214	—	30	2	—	76	9	—
Actuarial gains/(losses) – financial assumptions	604	(3,751)	—	(279)	37	120	(151)	337	98
Past service credit – redundancies	1	1	1	—	—	—	—	—	—
Special termination benefit cost – redundancies	(9)	(7)	(11)	—	—	—	—	—	—
Past service cost – augmentations	(1)	(1)	(3)	—	—	—	—	—	—
Medicare subsidy received	—	—	—	—	—	—	(21)	(14)	(15)
Obligations transferred on disposal of UK Gas Distribution	—	6,970	—	—	—	—	—	—	—
Employee contributions	(1)	(1)	(2)	—	—	—	—	—	—
Benefits paid	770	931	895	362	349	310	153	163	143
Exchange adjustments	—	—	—	764	(903)	(198)	381	(491)	(110)
Closing defined benefit obligations	(14,226)	(15,645)	(19,416)	(6,582)	(7,050)	(6,145)	(3,246)	(3,535)	(3,391)
148 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

23. Pensions and other post-retirement benefits continued

Changes in the value of plan assets

	2018	2017	2016
	£m	£m	£m
Opening fair value of plan assets	24,375	26,434	26,408
Interest income	710	952	914
Return on plan assets in excess of/(less than) interest	568	3,334	(338)
Administration costs	(16)	(21)	(18)
Employer contributions	475	1,073	587
Employee contributions	1	1	2
Benefits paid	(1,285)	(1,443)	(1,348)
Exchange adjustments	(970)	1,049	227
Assets transferred on disposal of UK Gas Distribution	—	(7,004)	—
Closing fair value of plan assets	23,858	24,375	26,434
Actual return on plan assets	1,278	4,286	576
Expected contributions to plans in the following year	363	491	686
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening fair value of plan assets	15,489	19,401	19,453	6,322	5,136	5,052	2,564	1,897	1,903
Interest income	363	615	631	246	242	206	101	95	77
Return on plan assets in excess of/(less than) interest	103	2,890	(18)	314	282	(202)	151	162	(118)
Administration costs	(6)	(11)	(11)	(9)	(9)	(6)	(1)	(1)	(1)
Employer contributions	150	528	239	208	257	231	117	288	117
Employee contributions	1	1	2	—	—	—	—	—	—
Benefits paid	(770)	(931)	(895)	(362)	(349)	(310)	(153)	(163)	(143)
Exchange adjustments	—	—	—	(689)	763	165	(281)	286	62
Assets transferred on disposal of UK Gas Distribution	—	(7,004)	—	—	—	—	—	—	—
Closing fair value of plan assets	15,330	15,489	19,401	6,030	6,322	5,136	2,498	2,564	1,897
Actual return on plan assets	466	3,505	613	560	524	4	252	257	(41)
Expected contributions to plans in the following year	140	128	228	221	229	220	2	134	238

Investment strategy
Each plan’s investment strategy is formulated specifically in order to target specific asset allocations, asset returns and to manage risk. The asset allocation of the plans as at 31 March 2018 is as follows:

	UK pensions[1]	US pensions[2]	US other post-retirement benefits[3]
	%	%	%
Equities	14.6	42.0	60.9
Corporate bonds	25.8	24.8	1.0
Government securities	36.7	16.2	20.4
Property	6.3	4.6	—
Diversified alternatives	5.1	10.3	12.2
Liability matching assets	7.7	—	—
Other	3.8	2.1	5.5
	100.0	100.0	100.0

1.	Of total assets at year-end date, 57.8% is invested in the UK, 18.4% in the US and 23.7% in other countries, including the EU.

2.	Of total assets at year-end date, 88.5% is invested in the US, 1.2% in the UK and 10.3% in other countries.

3.	Of total assets at year-end date, 91.8% is invested within the US, 0.2% in the UK and 8.0% in other countries.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 149

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

23. Pensions and other post-retirement benefits continued

Investment strategy continued
In the UK, the Trustees as governing body of each scheme are solely responsible for setting the investment strategy and managing risk. The Trustees' responsibilities are set out in the Trust Deeds and Rules. In the US, the fiduciary committee for each respective retirement plan is the Retirement Plan Committee (RPC). The RPC is solely responsible for setting the investment strategy and managing the risk of each plan. The RPC is structured in accordance with US laws governing retirement plans under the Employee Retirement Income Security Act (ERISA).

The Trustees or the RPC where applicable, will perform the following duties:

•
After taking advice from professional investment advisers and consultation with the sponsoring employers, set the key principles, including expected returns, risk and liquidity requirements, after taking into account expected contributions, maturity of the pension liabilities and in the UK, the strength of the covenant.

•
Formulate an investment strategy to manage risk through diversification, including the use of liability matching assets, which move in line with long-term liabilities of the scheme, return seeking assets, some of which are designed to mitigate downside risk and exposure. Where appropriate, the strategies may include interest rate and inflation hedging instruments, and currency hedging to hedge foreign holdings.

•	Review the investment strategies’ performance and risk regularly and amend the portfolios if required.

•
Appoint investment managers with the necessary skills, expertise and credit worthiness to manage the investments. On a regular basis, the performance of the asset managers and their adherence to the investment strategies will be reviewed.

Investments are made predominantly in regulated markets and investments outside of these markets are kept to prudent levels and subject to agreed control ranges.

Asset allocations
Within the asset allocations below there is significant diversification across regions, asset managers, currencies and bond categories.

UK pensions

	2018			2017			2016
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities[1]	1,420	813	2,233	2,624	596	3,220	3,272	962	4,234
Corporate bonds[2]	3,949	—	3,949	3,526	—	3,526	5,601	—	5,601
Government securities	5,629	—	5,629	5,406	—	5,406	6,059	—	6,059
Property	129	834	963	90	708	798	90	1,081	1,171
Diversified alternatives[3]	99	690	789	250	628	878	159	505	664
Liability matching assets[4]	1,174	—	1,174	1,162	—	1,162	1,020	—	1,020
Other[5]	211	382	593	63	436	499	649	3	652
	12,611	2,719	15,330	13,121	2,368	15,489	16,850	2,551	19,401

1.	Included within equities at 31 March 2018 were ordinary shares of National Grid plc with a value of £nil (2017: £2 million; 2016: £7 million).

2.	Included within corporate bonds at 31 March 2018 was an investment in a number of bonds issued by subsidiary undertakings with a value of £nil (2017: £nil; 2016: £70 million).

3.	Includes return seeking non-conventional asset classes which include hedge funds, private debt, mezzanine debt, infrastructure debt and fixed income debt instruments.

4.	Includes liability-driven investment vehicles.

5.	Includes cash and cash type instruments.

US pensions

	2018			2017			2016
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	577	1,954	2,531	698	1,915	2,613	625	1,508	2,133
Corporate bonds	1,085	413	1,498	1,130	537	1,667	954	483	1,437
Government securities	414	565	979	872	71	943	711	—	711
Property	—	279	279	—	335	335	—	276	276
Diversified alternatives[1]	198	421	619	209	433	642	163	334	497
Other[2]	20	104	124	31	91	122	—	82	82
	2,294	3,736	6,030	2,940	3,382	6,322	2,453	2,683	5,136

1.	Includes return seeking non-conventional asset classes which include hedge funds, real estate debt and limited partnerships.

2.	Includes collateral, liquid investments and cash deposits, debtors and creditors.

US other post-retirement benefits

	2018			2017			2016
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	412	1,110	1,522	405	1,162	1,567	281	853	1,134
Corporate bonds	24	—	24	19	—	19	37	1	38
Government securities	508	2	510	520	1	521	390	—	390
Diversified alternatives[1]	161	144	305	166	149	315	122	104	226
Other[2]	—	137	137	—	142	142	—	109	109
	1,105	1,393	2,498	1,110	1,454	2,564	830	1,067	1,897

1.	Includes return seeking non-conventional asset classes which include hedge funds, real estate debt and limited partnerships.

2.	Includes collateral, liquid investments and cash deposits, debtors and creditors.

150 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

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

The unwinding of the discount is included within the income statement as finance costs.

	Environmental £m	Decommissioning £m	Restructuring £m	Emissions £m	Other £m	Total provisions £m
At 1 April 2016	1,169	141	30	18	361	1,719
Exchange adjustments	137	13	—	2	36	188
Additions	572	107	16	12	308	1,015
Unused amounts reversed	(75)	—	(5)	—	(6)	(86)
Unwinding of discount	60	—	1	—	12	73
Utilised	(110)	(19)	(25)	—	(73)	(227)
Disposal of UK Gas Distribution	(32)	(21)	—	—	(41)	(94)
At 31 March 2017	1,721	221	17	32	597	2,588
Exchange adjustments	(158)	(9)	—	(2)	(26)	(195)
Additions	27	2	10	12	23	74
Unused amounts reversed[1]	(45)	(19)	(6)	—	(37)	(107)
Unwinding of discount	61	5	1	—	8	75
Utilised[2]	(75)	(6)	(7)	(34)	(146)	(268)
Transfers[3]	—	—	(12)	—	(103)	(115)
At 31 March 2018	1,531	194	3	8	316	2,052

	2018	2017
	£m	£m
Current	273	416
Non-current	1,779	2,172
	2,052	2,588

1.	Unused amounts reversed from other provisions include £16 million in relation to discontinued operations.

2.	Utilised amounts for other provisions include £77 million in relation to discontinued operations.

3.	Represents net amounts transferred to trade and other payables (see note 21) of £115 million (2017: £nil).

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 151

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

24. Provisions continued

Environmental provision
The environmental provision represents the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings, together with certain US sites that National Grid no longer owns. The environmental provision is as follows:

	2018			2017
	Discounted £m	Undiscounted £m	Real discount rate	Discounted £m	Undiscounted £m	Real discount rate
UK sites	213	235	1%	242	270	1%
US sites	1,318	1,410	1%	1,479	1,619	1%
	1,531	1,645		1,721	1,889

The remediation expenditure in the UK relates to old gas manufacturing sites and also to electricity transmission sites. Cash flows are expected to be incurred until 2075 although the weighted average duration of the cash flows is 11 years. A number of estimation uncertainties affect the calculation of the provision, including the impact of regulation, accuracy of the site surveys, unexpected contaminants, transportation costs, the impact of alternative technologies and changes in the real discount rate. This provision incorporates our best estimate of the financial effect of these uncertainties, but future changes in any of the assumptions could materially impact the calculation of the provision. The undiscounted amount is the undiscounted best estimate of the liability having regard to these uncertainties.

The remediation expenditure in the US is expected to be incurred until 2069. The weighted average duration of the cash flows is nine years. The increase in the US provision last year principally related to the reduction in real discount rate and expected expenditure in relation to three industrial sites located on or near waterways in New York that are subject to both state and federal law in the US. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK sites. This expenditure is expected to be largely recoverable from ratepayers under the terms of various rate agreements in the US.

Decommissioning provision
The decommissioning provision represents £71 million (2017: £78 million) of expenditure relating to asset retirement obligations estimated to be incurred until 2115, and £104 million (2017: £107 million) of expenditure relating to the demolition of gas holders estimated to be incurred until 2023. It also includes the net present value of the estimated expenditure (discounted at a real rate of 1%) expected to be incurred until 2033 in respect of the decommissioning of certain US nuclear generating units that National Grid no longer owns. A pre-existing decommissioning provision formed part of the net assets sold as part of the UK Gas Distribution transaction.

Other provisions
Included within other provisions at 31 March 2018 are the following amounts in respect of the disposal of UK Gas Distribution:

•	£50 million (2017: £143 million) in respect of business restructuring costs following the sale of UK Gas Distribution. We expect the majority of this provision to be utilised within one year; and

•
Last year, other provisions included £150 million voluntary distribution to be made for the benefit of energy customers on the successful sale of UK Gas Distribution. During the year, this was transferred to trade and other payables and has a closing balance of £117 million.

Other provisions also include:

•	Amounts provided in respect of onerous lease commitments and rates payable on surplus properties of £48 million (2017: £84 million) with expenditure expected to be incurred until 2043;

•
£152 million (2017: £166 million) of estimated liabilities in respect of past events insured by insurance subsidiary undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date; and

•	£13 million (2017: £13 million) in respect of obligations associated with investments in joint ventures and associates.

152 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

25. Share capital

Ordinary share capital represents the total number of shares issued which are publicly traded. We also disclose the number of treasury shares the Company holds, which are shares that the Company has bought itself, predominately to actively manage scrip issuances and employee share option plan liabilities.

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

	Allotted, called up and fully paid
	million	£m
At 1 April 2016	3,924	447
Issued during the year in lieu of dividends[1]	19	2
At 31 March 2017	3,943	449

Effect of share consolidation[2]	(328)	—
Issued during the year in lieu of dividends[1]	23	3
At 31 March 2018	3,638	452

1.
The issue of shares under the scrip dividend programme is considered to be a bonus issue under the terms of the Companies Act 2006 and the nominal value of the shares is charged to the share premium account.

2.
On 22 May 2017 the ordinary share capital was consolidated with 11 new ordinary shares of 12 204/473 pence nominal value issued for every 12 existing ordinary shares of 11 17/43 pence nominal value. This consolidation was completed to maintain the comparability of the Company’s share price before and after the special dividend.

The share capital of the Company consists of ordinary shares of 12 204⁄473 pence nominal value each including ADSs. The ordinary shares and ADSs allow holders to receive dividends and vote at general meetings of the Company. The Company holds treasury shares but may not exercise any rights over these shares including the entitlement to vote or receive dividends. There are no restrictions on the transfer or sale of ordinary shares.

In line with the provisions of the Companies Act 2006, the Company has amended its Articles of Association and ceased to have authorised share capital.

Treasury shares
At 31 March 2018, the Company held 283 million (2017: 193 million) of its own shares. The market value of these shares as at 31 March 2018 was £2,270 million (2017: £1,958 million).

The Company made the following transactions in respect of its own shares during the year ended 31 March 2018:

1.
During the year, the Company completed a share repurchase programme as part of the return of cash to shareholders following the sale of UK Gas Distribution in addition to the management of the dilutive effect of share issuances under the scrip dividend programme. As a result the Company repurchased 114 million (2017: 20 million) ordinary shares for aggregate consideration of £1,017 million (2017: £189 million), including transaction costs. The shares repurchased had a nominal value of £14 million (2017: £2 million) and represented approximately 3.1% (2017: 0.5%) of the ordinary shares in issue as at 31 March 2018.

2.
During the year, 3 million (2017: 3 million) treasury shares were gifted to National Grid Employee Share Trusts and 5 million (2017: 3 million) treasury shares were re-issued in relation to employee share schemes, in total representing approximately 0.2% (2017: 0.2%) of the ordinary shares in issue as at 31 March 2018. The nominal value of these shares was £1 million (2017: £1 million) and the total proceeds received were £33 million (2017: £18 million).

3.
During the year, the Company made payments totalling £5 million (2017: £6 million) to National Grid Employee Share Trusts, outside its share repurchase programme, to enable the trustees to make purchases of National Grid plc shares in order to satisfy the requirements of employee share option and reward plans.

The maximum number of ordinary shares held in treasury during the year was 283 million (2017: 194 million) representing approximately 7.8% (2017: 4.9%) of the ordinary shares in issue as at 31 March 2018 and having a nominal value of £35 million (2017: £22 million).

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 153

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

	Translation £m	Cash flow hedge £m	Available- for-sale £m	Capital redemption £m	Merger £m	Total £m
At 1 April 2015	479	(109)	94	19	(5,165)	(4,682)
Exchange adjustments[1]	69	—	—	—	—	69
Net gains taken to equity	—	50	43	—	—	93
Transferred to profit or loss	—	29	—	—	—	29
Tax	—	(15)	(17)	—	—	(32)
At 31 March 2016	548	(45)	120	19	(5,165)	(4,523)
Exchange adjustments[1]	346	—	—	—	—	346
Net (losses)/gains taken to equity	—	(36)	81	—	—	45
Transferred to/(from) profit or loss	—	227	(25)	—	—	202
Tax	—	(43)	(14)	—	—	(57)
At 31 March 2017	894	103	162	19	(5,165)	(3,987)
Exchange adjustments[1]	(504)	—	—	—	—	(504)
Net gains/(losses) taken to equity	—	19	(30)	—	—	(11)
Share of net gains taken to equity of associates	—	5	—	—	—	5
Transferred from profit or loss	—	(3)	(73)	—	—	(76)
Tax	—	4	29	—	—	33
At 31 March 2018	390	128	88	19	(5,165)	(4,540)

1.
The exchange adjustments recorded in the translation reserve comprise a loss of £1,304 million (2017: gain of £1,364 million; 2016: gain of £275 million) relating to the translation of foreign operations offset by a gain of £800 million (2017: loss of £1,018 million; 2016: loss of £206 million) relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the net investment in the non-sterling denominated subsidiaries.

The merger reserve represents the difference between the carrying value of subsidiary undertaking investments and their respective capital structures following the Lattice demerger from BG Group plc and the 1999 Lattice refinancing.

The cash flow hedge reserve will amortise as the committed future cash flows from borrowings are paid or capitalised in fixed assets (as described in note 16). The amount due to be released from reserves next year is a gain of £23 million (pre-tax) of which £20 million relates to capital expenditure. The majority of the remaining reserve will be released over the next four years as forecast capital expenditure is incurred and over a similar maturity profile as the hedged borrowings.

154 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

27. Net debt

Net debt represents the amount of borrowings and overdrafts less cash, financial investments and related financing derivatives.

Funding and liquidity risk management is carried out by the treasury function under policies and guidelines approved by the Finance Committee of the Board. The Finance Committee is responsible for the regular review and monitoring of treasury activity and for the approval of specific transactions, the authority for which fall outside the delegation of authority to management.

The primary objective of the treasury function is to manage our funding and liquidity requirements. A secondary objective is to manage the associated financial risks, in the form of interest rate risk and foreign exchange risk, to within pre-authorised parameters. Details of the main risks arising from our financing and commodity hedging activities can be found in the risk factors discussion starting on page 193 and in note 30 to the consolidated financial statements on pages 158 to 164.

Investment of surplus funds, usually in short-term fixed deposits or placements with money market funds that invest in highly liquid instruments of high credit quality, is subject to our counterparty risk management policy.

(a) Reconciliation of net cash flow to movement in net debt

	2018	2017	2016
	£m	£m	£m
(Decrease)/increase in cash and cash equivalents	(807)	984	4
(Decrease)/increase in financial investments	(5,953)	5,675	391
Decrease/(increase) in borrowings and related derivatives[1]	1,209	(3,715)	(1,100)
Net interest paid on the components of net debt[2]	808	1,955	810
Change in debt resulting from cash flows	(4,743)	4,899	105
Changes in fair value of financial assets and liabilities and exchange movements	2,098	(2,273)	(515)
Net interest charge on the components of net debt	(1,017)	(2,401)	(913)
Disposal of UK Gas Distribution	—	5,890	—
Other non-cash movements	(66)	(64)	(87)
Movement in net debt (net of related derivative financial instruments) in the year	(3,728)	6,051	(1,410)
Net debt (net of related derivative financial instruments) at start of year	(19,274)	(25,325)	(23,915)
Net debt (net of related derivative financial instruments) at end of year	(23,002)	(19,274)	(25,325)

Composition of net debt
Net debt is made up as follows:

	2018	2017	2016
	£m	£m	£m
Cash, cash equivalents and financial investments	3,023	9,880	3,125
Borrowings and bank overdrafts	(26,625)	(28,638)	(28,344)
Financing derivatives[1]	600	(516)	(106)
	(23,002)	(19,274)	(25,325)

1.
The financing derivatives balance included in net debt excludes the commodity derivatives and the Further Acquisition Agreement (FAA) derivative (see note 16). Included within the financing derivatives balance is £12 million (2017: £18 million; 2016: £(16) million) of derivative cash flows in relation to capital expenditure. This is included within investing activities and not financing activities in the cash flow statement.

2.	Excludes £27 million (2017: £nil; 2016: £nil) cash interest from the Quadgas HoldCo Limited shareholder loan included within interest received in the cash flow statement.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 155

Notes to the consolidated financial statements
– analysis of items in the primary statements continued

27. Net debt continued

(b) Analysis of changes in net debt

	Cash and cash equivalents £m	Bank overdrafts £m	Net cash and cash equivalents £m	Financial investments £m	Borrowings £m	Financing derivatives £m	Total[1] £m
At 1 April 2016	127	(3)	124	2,998	(28,341)	(106)	(25,325)
Cash flow	1,001	(17)	984	5,624	(2,196)	487	4,899
Fair value gains and losses and exchange movements	16	—	16	141	(1,527)	(903)	(2,273)
Interest income/(charges)[2]	—	—	—	53	(2,221)	(233)	(2,401)
Other non-cash movements	—	—	—	—	(294)	230	(64)
Disposal	(5)	20	15	(75)	5,941	9	5,890
At 31 March 2017	1,139	—	1,139	8,741	(28,638)	(516)	(19,274)
Cash flow[2]	(807)	—	(807)	(5,983)	2,108	(61)	(4,743)
Fair value gains and losses and exchange movements	(3)	—	(3)	(149)	1,088	1,162	2,098
Interest income/(charges)[2]	—	—	—	85	(1,117)	15	(1,017)
Other non-cash movements	—	—	—	—	(66)	—	(66)
At 31 March 2018	329	—	329	2,694	(26,625)	600	(23,002)
Balances at 31 March 2018 comprise:
Non-current assets	—	—	—	—	—	1,170	1,170
Current assets	329	—	329	2,694	—	375	3,398
Current liabilities	—	—	—	—	(4,447)	(620)	(5,067)
Non-current liabilities	—	—	—	—	(22,178)	(325)	(22,503)
	329	—	329	2,694	(26,625)	600	(23,002)

1.	Includes accrued interest at 31 March 2018 of £197 million (2017: £210 million; 2016: £243 million).

2.
An exceptional income of £3 million (2017: £1,313 million expense; 2016: £nil) is included in net interest charge on the components of net debt and an exceptional cash outflow of £231 million (2017: £1,052 million; 2016: £nil) is included in cash flow on the components of net debt.

156 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

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

28. Commitments and contingencies

Commitments are those amounts that we are contractually required to pay in the future as long as the other party meets its obligations. These commitments primarily relate to operating lease rentals, energy purchase agreements and contracts for the purchase of assets which, in many cases, extend over a long period of time. We also disclose any contingencies, which include guarantees that companies have given, where we pledge assets against current obligations that will remain for a specific period.

	2018	2017
	£m	£m
Future capital expenditure
Contracted for but not provided[1]	1,843	1,913
Operating lease commitments
Less than 1 year	68	95
In 1 to 2 years	44	82
In 2 to 3 years	40	58
In 3 to 4 years	37	56
In 4 to 5 years	35	54
More than 5 years	219	274
	443	619
Energy purchase commitments[2]
Less than 1 year	1,237	1,325
In 1 to 2 years	700	744
In 2 to 3 years	563	587
In 3 to 4 years	449	507
In 4 to 5 years	410	436
More than 5 years	1,969	2,100
	5,328	5,699
Guarantees
Guarantee of sublease for US property (expires 2040)	178	225
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	46	100
Guarantees of certain obligations for construction of HVDC West Coast Link (expires 2018)	213	281
Guarantees of certain obligations of Nemo Link Limited (various expiry dates)	63	140
Guarantees of certain obligations of National Grid North Sea Link Limited (various expiry dates)[3]	1,009	1,059
Guarantees of certain obligations of St William Homes LLP (various expiry dates)[4]	98	147
Guarantees of certain obligations for construction of IFA 2 SAS (expected expiry 2021)[3]	729	354
Other guarantees and letters of credit (various expiry dates)	333	474
	2,669	2,780

1.	Following a review in the year, the basis on which we disclose capital commitments has been refined.

2.
Energy purchase commitments relate to contractual commitments to purchase electricity or gas that are used to satisfy physical delivery requirements to our customers or for energy that we use ourselves (i.e. normal purchase, sale or usage) and hence are accounted for as ordinary purchase contracts. Details of commodity contract derivatives that do not meet the normal purchase, sale or usage criteria, and hence are accounted for as derivative contracts, are shown in note 16(b).

3.	Included within total guarantees are guarantees to both joint ventures and EPC contractors regarding the construction of interconnectors of £739 million (2017: £555 million).

4.	Includes guarantees to related parties.
The total of future minimum sublease payments expected to be received under non-cancellable subleases is £42 million (2017: £15 million).

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 157

Notes to the consolidated financial statements
– supplementary information continued

29. Related party transactions

Related parties include joint ventures, associates, investments and key management personnel.

The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms:

	2018	2017	2016
	£m	£m	£m
Sales: Goods and services supplied to a pension plan	3	3	3
Sales: Goods and services supplied to joint ventures[1]	14	78	9
Sales: Goods and services supplied to associates[2]	220	—	4
Purchases: Goods and services received from joint ventures[3]	135	168	183
Purchases: Goods and services received from associates[3]	160	169	83

Receivable from joint ventures[4]	160	64	7
Receivable from associates[4]	376	457	—
Payable to joint ventures[5]	—	84	96
Payable to associates	17	27	7
Interest income from joint ventures	4	—	—
Interest income from associates	27	—	—

Dividends received from joint ventures[6]	43	75	48
Dividends received from associates[7]	170	24	24

1.	In 2018 £5 million (2017: £68 million) of property sites were sold to joint venture St William Homes LLP.

2.
Sales in the year relate to transactions with Quadgas HoldCo Limited. Within this is other income of £54 million relating to a Transitional Service Agreement following the sale of the UK Gas Distribution business to Quadgas HoldCo Limited.

3.
During the year the Group received goods and services from a number of US associates, both for the transportation of gas and for pipeline services in the US. Additionally, goods and services were received from UK joint ventures for the construction of a transmission link in the UK.

4.
Amounts receivable from associates includes a loan receivable balance from Quadgas HoldCo Limited of £352 million (2017: £434 million) and a loan receivable balance of £130 million (2017: £61 million) from Nemo Link Limited (a joint venture).

5.	In previous years the amounts payable to joint ventures include deposits received for National Grid property sites from St William Homes LLP which have been settled during the year.

6.	Dividends in respect of joint ventures were received from BritNed Development Limited.

7.	Within dividends received from associates in 2018, £144 million (2017: £nil) was from Quadgas HoldCo Limited.

Details of investments in principal subsidiary undertakings, joint ventures and associates are disclosed in note 32 and information relating to pension fund arrangements is disclosed in note 23. For details of Directors’ and key management remuneration, refer to the Remuneration Report and note 3(c).

As a result of an overpayment due to a payroll processing error in September 2017, the Company was owed $70,767 by Dean Seavers (Executive Director, US and a Director of National Grid plc), which was repaid in full in early October 2017.

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

We have exposure to the following risks, which are described in more detail below:

•	credit risk;

•	liquidity risk;

•	interest rate risk;

•	currency risk; and

•	capital risk.

158 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

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

Treasury credit risk
Counterparty risk arises from the investment of surplus funds and from the use of derivative financial instruments. As at 31 March 2018, the following limits were in place for investments held with banks and financial institutions:

	Maximum limit £m	Long-term limit £m
Triple ‘A’ G7 sovereign entities (AAA)	1,853	927
Triple ‘A’ vehicles (AAA)	500	—
Triple ‘A’ range institutions and non G7 sovereign entities (AAA)	1,011	506
Double ‘A+’ G7 sovereign entities (AA+)	1,685	843
Double ‘A’ range institutions (AA)	674 to 843	337 to 421
Single ‘A’ range institutions (A)	236 to 337	118 to 169

The maximum limit applies to all transactions, including long-term transactions. The long-term limit applies to transactions which mature in more than 12 months’ time.

As at 31 March 2017 and 2018, we had a number of exposures to individual counterparties. In accordance with our treasury policies, counterparty credit exposure utilisations are monitored daily against the counterparty credit limits. Counterparty credit ratings and market conditions are reviewed continually with limits being revised and utilisation adjusted, if appropriate. Management does not expect any significant losses from non performance by these counterparties.

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

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 159

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

Financial assets and liabilities on different transactions are only reported net if the transactions are with the same counterparty, a currently enforceable legal right of offset exists and the cash flows are intended to be settled on a net basis.

Amounts which do not meet the criteria for offsetting on the statement of financial position, but could be settled net in certain circumstances, principally relate to derivative transactions under ISDA agreements where each party has the option to settle amounts on a net basis in the event of default of the other party.

Commodity contract derivatives that have not been offset on the balance sheet may be settled net in certain circumstances under ISDA or NAESB (North American Energy Standards Board) agreements.

National Grid has similar arrangements in relation to bank account balances and bank overdrafts, and trade payables and trade receivables which are subject to general terms and conditions. However, these balances are immaterial.

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2018	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	1,545	—	1,545	(523)	(772)	250
Commodity contract derivatives	69	—	69	(16)	—	53
Further Acquisition Agreement derivative[1]	110	—	110	—	—	110
	1,724	—	1,724	(539)	(772)	413
Liabilities
Financing derivatives	(945)	—	(945)	523	326	(96)
Commodity contract derivatives	(116)	—	(116)	16	7	(93)
	(1,061)	—	(1,061)	539	333	(189)

	663	—	663	—	(439)	224

1.	The Group held a put/call option as at 31 March 2017. The fair value was £nil.

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2017	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	1,707	—	1,707	(718)	(692)	297
Commodity contract derivatives	106	—	106	(25)	—	81
	1,813	—	1,813	(743)	(692)	378
Liabilities
Financing derivatives	(2,223)	—	(2,223)	718	1,230	(275)
Commodity contract derivatives	(170)	—	(170)	25	18	(127)
	(2,393)	—	(2,393)	743	1,248	(402)

	(580)	—	(580)	—	556	(24)

160 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

30. Financial risk management continued

(b) Liquidity risk
Our policy is to determine our liquidity requirements by the use of both short-term and long-term cash flow forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding requirements for at least a 24-month period and maintain adequate liquidity for a continuous 12-month period.

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

The following is an analysis of the contractual undiscounted cash flows payable under financial liabilities and derivative assets and liabilities as at the reporting date:

At 31 March 2018	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(4,099)	(1,642)	(2,325)	(18,023)	(26,089)
Interest payments on borrowings[1]	(730)	(692)	(629)	(12,897)	(14,948)
Finance lease liabilities	(60)	(60)	(45)	(148)	(313)
Other non interest-bearing liabilities	(2,840)	(359)	—	—	(3,199)
Derivative financial liabilities
Derivative contracts – receipts	1,069	601	130	250	2,050
Derivative contracts – payments	(890)	(263)	(188)	(529)	(1,870)
Commodity contract derivatives	(80)	(33)	(26)	1	(138)
	(7,630)	(2,448)	(3,083)	(31,346)	(44,507)

At 31 March 2017	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(5,142)	(1,864)	(1,750)	(19,245)	(28,001)
Interest payments on borrowings[1]	(767)	(707)	(670)	(12,975)	(15,119)
Finance lease liabilities	(66)	(58)	(61)	(183)	(368)
Other non interest-bearing liabilities	(2,989)	(260)	—	—	(3,249)
Derivative financial liabilities
Derivative contracts – receipts	571	961	572	234	2,338
Derivative contracts – payments	(1,551)	(959)	(304)	(610)	(3,424)
Commodity contract derivatives	(15)	(18)	(8)	—	(41)
	(9,959)	(2,905)	(2,221)	(32,779)	(47,864)

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

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 161

Notes to the consolidated financial statements
– supplementary information continued

30. Financial risk management continued

(c) Interest rate risk continued
During 2018 and 2017, net debt was managed using derivative financial instruments to hedge interest rate risk as follows:

	2018					2017
	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m
Cash and cash equivalents	—	302	—	27	329	940	199	—	—	1,139
Financial investments	31	2,625	—	38	2,694	44	8,691	—	6	8,741
Borrowings	(16,144)	(3,191)	(7,290)	—	(26,625)	(17,681)	(3,917)	(7,040)	—	(28,638)
Pre-derivative position	(16,113)	(264)	(7,290)	65	(23,602)	(16,697)	4,973	(7,040)	6	(18,758)
Derivative effect	1,735	(1,237)	102	—	600	1,424	(1,785)	(155)	—	(516)
Net debt position	(14,378)	(1,501)	(7,188)	65	(23,002)	(15,273)	3,188	(7,195)	6	(19,274)

1.	Represents financial instruments which are not directly affected by interest rate risk, such as investments in equity or other similar financial instruments.

(d) Currency risk
National Grid operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities, and investments in foreign operations.

Our policy for managing foreign exchange transaction risk is to hedge contractually committed foreign currency cash flows over a prescribed minimum size. Where foreign currency cash flow forecasts are less certain, our policy is to hedge a proportion of such cash flows. Instruments used to manage foreign exchange transaction risk include foreign exchange forward contracts and foreign exchange swaps.

Our policy for managing foreign exchange translation risk relating to our net investment in foreign operations is to maintain cross-currency swaps and foreign exchange forwards so as to provide an economic offset. The primary managed foreign exchange exposure arises from the dollar denominated assets and liabilities held by our US operations, with a further small euro exposure in respect of joint venture investments.

During 2018 and 2017, derivative financial instruments were used to manage foreign currency risk as follows:

	2018					2017
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Cash and cash equivalents	294	2	33	—	329	1,110	—	29	—	1,139
Financial investments	1,471	69	1,125	29	2,694	6,824	98	1,753	66	8,741
Borrowings	(10,912)	(3,794)	(11,068)	(851)	(26,625)	(11,099)	(5,373)	(10,729)	(1,437)	(28,638)
Pre-derivative position	(9,147)	(3,723)	(9,910)	(822)	(23,602)	(3,165)	(5,275)	(8,947)	(1,371)	(18,758)
Derivative effect	3,748	3,793	(7,992)	1,051	600	2,310	6,241	(10,708)	1,641	(516)
Net debt position	(5,399)	70	(17,902)	229	(23,002)	(855)	966	(19,655)	270	(19,274)

The exposure to dollars largely relates to our net investment hedge activities; exposure to euros largely relates to hedges for our future non-sterling capital expenditure as described in note 16.

The currency exposure on other financial instruments is as follows:

	2018					2017
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Trade and other receivables	253	—	1,528	—	1,781	83	—	1,660	—	1,743
Trade and other payables	(1,124)	—	(1,793)	—	(2,917)	(1,209)	—	(1,795)	—	(3,004)
Other non-current liabilities	(144)	—	(254)	—	(398)	(100)	—	(315)	—	(415)
The carrying amounts of other financial instruments are denominated in the above currencies, which in most instances are the functional currency of the respective subsidiaries. Our exposure to dollars is due to activities in our US subsidiaries. We do not have any other significant exposure to currency risk on these balances.

162 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

30. Financial risk management continued

(e) Capital risk management
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

Maintaining appropriate credit ratings for our operating and holding companies is an important aspect of our capital risk management strategy and balance sheet efficiency. As noted on page 24, we monitor our balance sheet efficiency using several metrics including retained cash flow/net debt (RCF), interest cover and gearing. Retained cash flow/net debt and interest cover for the Group for the year ended 31 March 2018 were 9.7% (2017: 14.9%) and 4.4 (2017: 5.0) respectively. We believe these are consistent with the current credit ratings for National Grid plc and the main operating companies within the Group, based on guidance from the rating agencies.

We monitor the RAV gearing within each of NGET and the regulated transmission businesses within NGG. This is calculated as net debt expressed as a percentage of RAV, and indicates the level of debt employed to fund our UK regulated businesses. It is compared with the level of RAV gearing indicated by Ofgem as being appropriate for these businesses, at around 60% to 62.5%. We also monitor net debt as a percentage of rate base for our US operating companies, comparing this with the allowed rate base gearing inherent within each of our agreed rate plans.

The majority of our regulated operating companies in the US and the UK are subject to certain restrictions on the payment of dividends by administrative order, contract and/or licence. The types of restrictions that a company may have that would prevent a dividend being declared or paid unless they are met include:

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

As most of our business is regulated, at 31 March 2018 the majority of our net assets are subject to some of the restrictions noted above. These restrictions are not considered to be significantly onerous, nor do we currently expect they will prevent the planned payment of dividends in future in line with our dividend policy.

Some of our regulatory and bank loan agreements additionally impose lower limits for the long-term credit ratings that certain companies within the Group must hold. All the above requirements are monitored on a regular basis in order to ensure compliance. The Group has complied with all externally imposed capital requirements to which it is subject.

(f) Fair value analysis
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

	2018				2017
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Investments – available-for-sale	2,406	310	5	2,721	7,717	315	5	8,037
Investments – joint ventures and associates	—	—	79	79	—	—	41	41
Financing derivatives	—	1,544	1	1,545	—	1,692	15	1,707
Commodity contract derivatives	—	8	61	69	—	22	84	106
Further Acquisition Agreement derivative	—	—	110	110	—	—	—	—
	2,406	1,862	256	4,524	7,717	2,029	145	9,891
Liabilities
Financing derivatives	—	(725)	(220)	(945)	—	(1,743)	(480)	(2,223)
Commodity contract derivatives	—	(54)	(62)	(116)	—	(70)	(100)	(170)
	—	(779)	(282)	(1,061)	—	(1,813)	(580)	(2,393)
	2,406	1,083	(26)	3,463	7,717	216	(435)	7,498

Level 1:	Financial instruments with quoted prices for identical instruments in active markets.

Level 2:
Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets, and financial instruments valued using models where all significant inputs are based directly or indirectly on observable market data.

Level 3:	Financial instruments valued using valuation techniques where one or more significant inputs are based on unobservable market data.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 163

Notes to the consolidated financial statements
– supplementary information continued

30. Financial risk management continued

(f) Fair value analysis continued
Our level 3 derivative financial instruments include cross-currency swaps, inflation linked swaps and equity options, all of which are traded on illiquid markets. In valuing these instruments we use in-house valuation models and obtain external valuations to support each reported fair value.

Our level 3 commodity contract derivatives primarily consist of our forward purchases of electricity and gas where pricing inputs are unobservable, as well as other complex transactions. Complex transactions can introduce the need for internally developed models based on reasonable assumptions. Industry standard valuation techniques such as the Black-Scholes pricing model and Monte Carlo simulation are used for valuing such instruments. Level 3 is also applied in cases when optionality is present or where an extrapolated forward curve is considered unobservable. We consider forward curves to be unobservable if observed market transactions differ from the curve by more than 5%.

Our level 3 investments include investments in associates relating to Sunrun Neptune Investor 2016 LLC, accounted at fair value (see note 15), and £5 million Series B preferred stocks in Enbala Holdings, Inc., accounted for as an available-for-sale investment. The Group is also party to the Further Acquisition Agreement (FAA) which contains a put/call option over 14% of the loan and equity it holds in Cadent (through its investment in Quadgas HoldCo Limited). The FAA is a derivative, which is accounted for at fair value, and the assumptions which are used to determine fair value are specific to the contract and not readily observable in active markets. The fair value of the option is £110 million (2017: £nil).

The changes in value of our level 3 derivative financial instruments are as follows:

	Financing derivatives/ Further Acquisition Agreement derivative		Commodity contract derivatives		Investments in associates and available-for-sale investments		Total
	2018	2017	2018	2017	2018	2017	2018	2017
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April	(465)	(196)	(16)	(27)	46	—	(435)	(223)
Net gains/(losses) for the year[1,2]	125	(35)	8	(2)	—	—	133	(37)
Purchases	—	—	27	15	41	46	68	61
Settlements	231	—	(20)	(2)	(3)	—	208	(2)
Reclassification into level 3	—	(234)	—	—	—	—	—	(234)
At 31 March	(109)	(465)	(1)	(16)	84	46	(26)	(435)

1.
Gain of £125 million (2017: £35 million loss) is attributable to derivative financial instruments held at the end of the reporting period and has been recognised in finance costs in the income statement.

2.	Gain of £35 million (2017: £21 million loss) is attributable to commodity contract derivative financial instruments held at the end of the reporting period.

The impacts on a post-tax basis of reasonably possible changes in significant level 3 assumptions are as follows:

	Financing derivatives		Commodity contract derivatives
	2018	2017	2018	2017
	£m	£m	£m	£m
10% increase in commodity prices[1]	—	—	(1)	1
10% decrease in commodity prices[1]	—	—	3	—
Volume forecast uplift[2]	—	—	—	(1)
Volume forecast reduction[2]	—	—	—	1
+10% market area price change	—	—	(6)	(13)
-10% market area price change	—	—	5	9
+20 basis points change in Limited Price Inflation (LPI) market curve[3]	(84)	(93)	—	—
-20 basis points change in LPI market curve[3]	82	88	—	—

1.	Level 3 commodity price sensitivity is included within the sensitivity analysis disclosed in note 33.

2.	Volumes were flexed using maximum and minimum historical averages, or by >10% where historical averages were not available.

3.	A reasonably possible change in assumption of other level 3 derivative financial instruments is unlikely to result in a material change in fair values.

The impacts disclosed above were considered on a contract by contract basis with the most significant unobservable inputs identified. The level 3 investments were acquired in the period on market terms and sensitivity is considered insignificant at 31 March 2018. A 50 basis point change in the discount rate is used to determine the sensitivity of the fair value of our investment in Sunrun Neptune 2016 LLC. A 50 basis point increase/(decrease) would (decrease)/increase the fair value by £(5) million/£6 million (2017: £(8) million/£8 million) respectively.

A 5 percentage point decrease in the offer price received from Quadgas Investments BidCo Limited on 30 April 2018 applied in valuing the FAA would increase the fair value by approximately £39 million.

164 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

31. Borrowing facilities

To support our long-term liquidity requirements and provide backup to commercial paper and other borrowings, we agree loan facilities with financial institutions over and above the value of borrowings that may be required. These facilities have never been drawn, and our undrawn amounts are listed below.

At 31 March 2018, we had bilateral committed credit facilities of £5,438 million (2017: £4,938 million). In addition, we had committed credit facilities from syndicates of banks of £245 million at 31 March 2018 (2017: £338 million). All committed credit facilities were undrawn in 2018 and 2017. An analysis of the maturity of these undrawn committed facilities is shown below:

	2018	2017
	£m	£m
Undrawn committed borrowing facilities expiring:
Less than 1 year	—	—
In 1 to 2 years	3,910	1,115
In 2 to 3 years	—	2,388
In 3 to 4 years	—	—
In 4 to 5 years	1,773	1,773
More than 5 years	—	—
	5,683	5,276
Of the unused facilities at 31 March 2018, £5,438 million (2017: £4,938 million) is available for liquidity purposes, while £245 million (2017: £338 million) is available as backup to specific US borrowings.

In addition to the above, the Group has Export Credit Agreements (ECAs) totalling £797 million (2017: £600 million), of which £704 million (2017: £562 million) is undrawn. During the year, two new ECAs totalling £261 million were made available, of which £239 million is undrawn. Of the £3,910 million of undrawn committed borrowing facilities due to expire within 1 to 2 years, £1,255 million was renegotiated before 31 March 2018, with effect from 1 June 2018. This amount has increased to £1,380 million with the expiry extended to more than 5 years.

Further information on our bonds can be found on the debt investor section of our website. Unless included in these financial statements the information on our website is unaudited.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 165

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

Subsidiary undertakings
A list of the Group’s subsidiaries as at 31 March 2018 is given below. The entire share capital of subsidiaries is held within the Group except where the Group’s ownership percentages are shown. These percentages give the Group’s ultimate interest and therefore allow for the situation where subsidiaries are owned by partly-owned intermediate subsidiaries. Where subsidiaries have different classes of shares, this is largely for historical reasons and the effective percentage holdings given represent both the Group’s voting rights and equity holding. Shares in National Grid (US) Holdings Limited, National Grid Holdings One plc and NGG Finance plc are held directly by National Grid plc. All other holdings in subsidiaries are owned by other subsidiaries within the Group. All subsidiaries are consolidated in the Group’s financial statements.

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
National Grid Electricity System Operator Limited
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
NG Shetland Link Limited
NGC Employee Shares Trustee Limited
NGG Finance plc
Ngrid Intellectual Property Limited
NGT Telecom No. 1 Limited
NGT Two Limited
Port Greenwich Limited
Stargas Nominees Limited
Supergrid Electricity Limited
Supergrid Energy Transmission Limited
Supergrid Limited
Thamesport Interchange Limited
The National Grid Group Quest Trustee Company Limited
The National Grid YouPlan Trustee Limited
Transco Limited
Warwick Technology Park Management Company (No 2) Limited (60.56%)1

1.	Registered office: Shire Hall, PO Box 9, Warwick CV34 4RL, UK

*	Change of name effective from 2 May 2017

166 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

32. Subsidiary undertakings, joint ventures and associates continued

Incorporated in the US
Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, New Castle County, USA (unless stated otherwise in footnotes).

Boston Gas Company1
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
National Grid Connect Inc.
National Grid Development Holdings Corp.
National Grid Electric Services, LLC3
National Grid Energy Management, LLC
National Grid Energy Services LLC
National Grid Energy Trading Services LLC3
National Grid Engineering & Survey Inc.3
National Grid Generation LLC3
National Grid Generation Ventures LLC3
National Grid Glenwood Energy Center, LLC
National Grid Green Homes Inc.
National Grid IGTS Corp.3
National Grid Insurance USA Ltd3
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
National Grid Port Jefferson Energy Center LLC
National Grid Services Inc.
National Grid Technologies Inc.3
National Grid Transmission Services Corporation1
National Grid US 6 LLC
National Grid US LLC
National Grid USA
National Grid USA Service Company, Inc.3
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
Upper Hudson Development Inc.1
Valley Appliance and Merchandising Company4
Vermont Green Line Devco, LLC (90%)
Wayfinder Group, Inc.1

Incorporated in Australia
Registered office: Level 7, 330 Collins Street, Melbourne, VIC 3000, Australia

National Grid Australia Pty Limited

Incorporated in Canada
Registered office: 1959 Upper Water Street, Suite 800, Halifax NS, B3J 2X2, Canada

KeySpan Energy Development Co.

Incorporated in the Cayman Islands
Registered office: c/o KPMG, PO Box 493, 2nd Floor, Century Yard, Cricket Square, Grand Cayman KY1-1106, Cayman Islands

British Transco Finance (No 1) Limited*
British Transco Finance (No 2) Limited*

Incorporated in the Isle of Man
Registered office: Third Floor, St George’s Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man, UK (unless stated otherwise in footnotes)

Lattice Telecom Finance (No 1) Limited5*
National Grid Insurance Company (Isle of Man) Limited
NGT Holding Company (Isle of Man) Limited

Incorporated in Jersey
Registered office: 44 Esplanade, St Helier, Jersey JE4 9WG, UK

National Grid Jersey Investments Limited
NG Jersey Limited

Incorporated in the Netherlands
Registered office: Westblaak 89, 3012 KG Rotterdam, PO Box 21153,
3001 AD, Rotterdam, Netherlands
British Transco International Finance B.V.

Registered office: Prins Bernhardplein 200, 1097 JB, Amsterdam, Netherlands
National Grid Holdings B.V.

Incorporated in the Republic of Ireland
Registered office: Third Floor, The Metropolitan Building, James Joyce Street, Dublin 1, Ireland

National Grid Insurance Company (Ireland) Designated Activity Company

1.	Registered office: Corporation Service Company, 84 State Street, Boston MA 02109, Suffolk County, USA.

2.	Registered office: Corporation Service Company, 10 Ferry Street, Suite 313, Concord NH 03301, Merrimack County, USA.

3.	Registered office: Corporation Service Company, 80 State Street, Albany NY 12207-2543, Albany County, USA.

4.	Registered office: Corporation Service Company, 222 Jefferson Boulevard, Suite 200, Warwick RI 02888, Kent County, USA.

5.	Registered office: Heritage Court, 41 Athol Street, Douglas, IM99 1HN, Isle of Man, UK.

*	In liquidation.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 167

Notes to the consolidated financial statements
– supplementary information continued

32. Subsidiary undertakings, joint ventures and associates continued

Joint ventures
A list of the Group’s joint ventures as at 31 March 2018 is given below. All joint ventures are included in the Group’s financial statements using the equity method of accounting. Principal joint ventures are identified in bold.

Incorporated in England and Wales
Registered office: 1–3 Strand, London WC2N 5EH, UK (unless stated otherwise in footnotes).
BritNed Development Limited (50%)*
Joint Radio Company Limited (50%)1**
Nemo Link Limited (50%)
NGET/SPT Upgrades Limited (50%)†
St William Homes LLP (50%)2

Incorporated in the US
Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, New Castle County, USA (unless stated otherwise in footnotes).

Clean Energy Generation, LLC (50%)
Island Park Energy Center, LLC (50%)
Islander East Pipeline Company, LLC (50%)3
LI Energy Storage System, LLC (50%)
LI Solar Generation, LLC (50%)
Swan Lake North Holdings LLC (50%)

Incorporated in France
Registered office: 1 Terrasse Bellini, Tour Initiale, TSA 41000 – 9291, Paris La Defense, CEDEX, France

IFA2 SAS (50%)

Associates
A list of the Group’s associates as at 31 March 2018 is given below. All associates are included in the Group’s financial statements using the equity method of accounting. Principal associates are identified in bold.

Incorporated in England and Wales
Registered office: Ashbrook Court, Prologis Park, Central Boulevard, Coventry CV7 8PE, UK

Quadgas HoldCo Limited (39%)

Incorporated in the US
Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, New Castle County, USA (unless stated otherwise in footnotes).

Algonquin Gas Transmission, LLC (20%)3
Clean Line Energy Partners LLC (32%)
Connecticut Yankee Atomic Power Company (19.5%)4
Direct Global Power, Inc. (26%)5
Energy Impact Fund LP (9.7%)6
KHB Venture LLC (33%)7
Maine Yankee Atomic Power Company (24%)8
Millennium Pipeline Company, LLC (26.25%)3
New York Transco LLC (28.3%)9
Nysearch RMLD, LLC (22.63%)
Sunrun Neptune Investor 2016 LLC3***
Yankee Atomic Electric Company (34.5%)10

Incorporated in Belgium
Registered office: Avenue de Cortenbergh 71, 1000 Brussels, Belgium

Coreso SA (15.84%)

Other investments
A list of the Group’s other investments as at 31 March 2018 is given below.

Incorporated in England and Wales
Registered office: 1 More London Place, London SE1 2AF, UK

Energis plc (33.06%)‡

1.	Registered office: Friars House, Manor House Drive, Coventry CV1 2TE, UK.

2.	Registered office: Berkeley House, 19 Portsmouth Road, Cobham, Surrey KT11 1JG, UK.

3.	Registered office: Corporation Trust Company, 1209 Orange, Wilmington DE 19808, New Castle County, USA.

4.	Registered office: Carla Pizzella, 362 Injun Hollow Road, East Hampton CT 06424, USA.

5.	Registered office: 507 Plum Street, PO Box 5001, Syracuse NY 13250, USA.

6.	Registered office: Harvard Business Services, Inc., 16192 Coastal Highway, Lewes DE 19958, Sussex County, USA.

7.	Registered office: De Maximus Inc., 135 Beaver Street, 4th Floor, Waltham MA 02452, USA.

8.	Registered office: Joseph D Fay, 321 Old Ferry Road, Wiscasset ME 04578, USA.

9.	Registered office: Corporation Service Company, 80 State Street, Albany NY 12207, USA.

10.	Registered office: Brian Smith, 49 Yankee Road, Rowe MA 01367, USA.

*	National Grid Interconnector Holdings Limited owns 284,500,000 €0.20 C Ordinary shares and one £1.00 Ordinary A share.

**	National Grid Gas plc owns all £1.00 A Ordinary shares.

***	National Grid Green Homes Inc owns 1,000 Class A Membership Interests.

†	National Grid Electricity Transmission plc owns 50 £1.00 A Ordinary shares.

‡	In administration.

Our interests and activities are held or operated through the subsidiaries, joint arrangements or associates as disclosed above. These interests and activities (and their branches) are established in – and subject to the laws and regulations of – these jurisdictions.

168 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

33. Sensitivities

In order to give a clearer picture of the impact on our results or financial position of potential changes in significant estimates and assumptions, the following sensitivities are presented. These sensitivities are hypothetical, as they are based on assumptions and conditions prevailing at the year-end, and should be used with caution. The effects provided are not necessarily indicative of the actual effects that would be experienced because our actual exposures are constantly changing.

The sensitivities in the tables below show the potential impact in the income statement (and consequential impact on net assets) for a reasonably possible range of different variables each of which have been considered in isolation (i.e. with all other variables remaining constant). There are a number of these sensitivities which are mutually exclusive and therefore if one were to happen, another would not, meaning a total showing how sensitive our results are to these external factors is not meaningful.

The sensitivities included in the tables below broadly have an equal and opposite effect if the sensitivity increases or decreases by the same amount unless otherwise stated.

(a) Sensitivities on areas of estimation uncertainty
The table below sets out the sensitivity analysis for each of the areas of estimation uncertainty set out in note 1E. These estimates are those that have a significant risk of resulting in a material adjustment to the carrying values of assets and liabilities in the next year.

	2018		2017
	Income statement £m	Net assets £m	Income statement £m	Net assets £m
Pensions and other post-retirement benefits[1] (pre-tax):
UK discount rate change of 0.5%[2]	8	1,075	9	1,305
US discount rate change of 0.5%[2]	15	623	17	669
UK RPI rate change of 0.5%[3]	5	965	8	1,114
UK long-term rate of increase in salaries change of 0.5%[4]	—	61	2	80
US long-term rate of increase in salaries change of 0.5%	3	44	3	51
UK change of one year to life expectancy at age 65	2	588	2	673
US change of one year to life expectancy at age 65	4	359	4	365
Assumed US healthcare cost trend rates change of 1%	31	448	37	510

Environmental provision:
10% change in estimated future cash flows	154	154	175	175
0.5% change in discount rate	56	56	67	67

1.	The changes shown are a change in the annual pension or other post-retirement benefit service charge and change in the defined benefit obligations.

2.
A change in the discount rate is likely to occur as a result of changes in bond yields and as such would be expected to be offset to a significant degree by a change in the value of the bond assets held by the plans.

3.	The projected impact resulting from a change in RPI reflects the underlying effect on pensions in payment, pensions in deferment and resultant increases in salary assumptions.

4.	This change has been applied to both the pre 1 April 2014 and post 1 April 2014 rate of increase in salary assumption.

Pensions and other post-retirement benefits assumptions
Sensitivities have been prepared to show how the defined benefit obligations and annual service costs could potentially be impacted by changes in the relevant actuarial assumption that were reasonably possible as at 31 March 2018. In preparing sensitivities the potential impact has been calculated by applying the change to each assumption in isolation and assuming all other assumptions remain unchanged. This is with the exception of RPI in the UK where the corresponding change to increases to pensions in payment, increases to pensions in deferment and increases in salary is recognised.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 169

Notes to the consolidated financial statements
– supplementary information continued

33. Sensitivities continued

(b) Sensitivities on financial instruments
We are further required to show additional sensitivity analysis under IFRS 7 and these are shown separately in the subsequent table due to the additional assumptions that are made in order to produce meaningful sensitivity disclosures.

Our financial instruments are sensitive to changes in market variables, being UK and US interest rates, the UK RPI and the dollar to sterling exchange rate. The changes in market variables impact the valuation of our borrowings, deposits, derivative financial instruments and commodity contract derivatives. The analysis illustrates the sensitivity of our financial instruments to reasonably possible changes in market variables.

The following main assumptions were made in calculating the sensitivity analysis for continuing operations:

•
the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio, and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2018 and 2017 respectively;

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

	2018		2017
	Income statement £m	Other equity reserves £m	Income statement £m	Other equity reserves £m
Financial risk (post-tax)[1]:
UK RPI change of 0.5%[2]	30	—	28	—
UK interest rates change of 0.5%	43	26	64	35
US interest rates change of 0.5%	39	17	61	22
US dollar exchange rate change of 10%[3]	48	479	46	604

1.	Excludes sensitivities to the Further Acquisition Agreement derivative. Further details on sensitivities are provided in note 30(f).

2.	Excludes sensitivities to LPI curve. Further details on sensitivities are provided in note 30(f).

3.
The other equity reserves impact does not reflect the exchange translation in our US subsidiaries’ net assets. It is estimated this would change by £1,040 million (2017: £988 million) in the opposite direction if the dollar exchange rate changed by 10%.

Additional sensitivities in respect to commodity price risk and to our derivative fair values are as follows:

	2018		2017
	Income statement £m	Net assets £m	Income statement £m	Net assets £m
Commodity risk[1] (post-tax):
10% increase in commodity prices	23	23	28	28
10% decrease in commodity prices	(23)	(23)	(29)	(29)

Assets and liabilities carried at fair value (pre-tax)[2]:
10% fair value change in derivative financial instruments[3]	60	60	(52)	(52)
10% fair value change in commodity contract derivative liabilities	(5)	(5)	(6)	(6)

1.	Represents potential impact on fair values of commodity contract derivatives only.

2.	Excludes sensitivities to the Further Acquisition Agreement derivative. Further details on sensitivities are provided in note 30(f).

3.	The effect of a 10% change in fair value assumes no hedge accounting.

170 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

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

The following condensed consolidating financial information, comprising statements of comprehensive income, statements of financial position and cash flow statements, is given in respect of National Grid Gas plc (subsidiary guarantor), which became joint full and unconditional guarantor on 11 May 2004 with National Grid plc (parent guarantor) of the 6.625% Guaranteed Notes due 2018 issued in June 1998 by British Transco Finance Inc., then known as British Gas Finance Inc. (issuer of notes). These Guaranteed Notes will be repaid on 1 June 2018.

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

The following financial information for National Grid plc, National Grid Gas plc, British Transco Finance Inc., and Niagara Mohawk Power Corporation on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information, and is provided pursuant to various rules including Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities.

This financial information should be read in conjunction with the other disclosures in these financial statements.

Summary statements of comprehensive income are presented, on a consolidated basis, for the three years ended 31 March 2018. Summary statements of comprehensive income of National Grid plc and National Grid Gas plc are presented under IFRS measurement principles, as modified by the inclusion of the results of subsidiary undertakings on the basis of equity accounting principles.

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

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 171

Notes to the consolidated financial statements
– supplementary information continued

34. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2018 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m

Continuing operations
Revenue	—	2,416	—	1,430	11,495	(91)	15,250
Operating costs:
Depreciation and amortisation	—	(190)	—	(245)	(1,095)	—	(1,530)
Payroll costs	—	(318)	—	(122)	(1,208)	—	(1,648)
Purchases of electricity	—	(537)	—	—	(748)	—	(1,285)
Purchases of gas	—	(166)	—	—	(1,377)	—	(1,543)
Rates and property tax	—	(183)	—	(94)	(780)	—	(1,057)
Balancing Service Incentive Scheme	—	—	—	—	(1,012)	—	(1,012)
Payments to other UK network owners	—	—	—	—	(1,043)	—	(1,043)
Other operating costs	—	(397)	—	(331)	(2,002)	91	(2,639)
	—	(1,791)	—	(792)	(9,265)	91	(11,757)
Total operating profit	—	625	—	638	2,230	—	3,493
Net finance income/(costs)	889	(100)	—	(174)	(1,360)	—	(745)
Dividends receivable	950	—	—	—	—	(950)	—
Interest in equity accounted affiliates	1,672	—	—	8	(40)	(1,680)	(40)
Profit before tax	3,511	525	—	472	830	(2,630)	2,708
Tax	40	321	—	(103)	626	—	884
Profit after tax from discontinued operations	—	—	—	17	(58)	—	(41)
Profit for the year	3,551	846	—	386	1,398	(2,630)	3,551
Amounts recognised in other comprehensive income from continuing operations[2]	371	1	—	272	604	(877)	371
Total comprehensive income for the year	3,922	847	—	658	2,002	(3,507)	3,922
Attributable to:
Equity shareholders	3,922	847	—	658	2,002	(3,507)	3,922
Non-controlling interests	—	—	—	—	—	—	—
	3,922	847	—	658	2,002	(3,507)	3,922
1.    Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.
2.    Includes other comprehensive income relating to interest in equity accounted affiliates.

172 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

34. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2017 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m

Continuing operations
Revenue	—	2,388	—	1,376	11,435	(164)	15,035
Operating costs:
Depreciation and amortisation	—	(193)	—	(256)	(1,032)	—	(1,481)
Payroll costs	—	(326)	—	(114)	(1,138)	—	(1,578)
Purchases of electricity	—	(511)	—	—	(586)	—	(1,097)
Purchases of gas	—	(140)	—	(67)	(1,012)	—	(1,219)
Rates and property tax	—	(188)	—	(101)	(753)	—	(1,042)
Balancing Service Incentive Scheme	—	—	—	—	(1,120)	—	(1,120)
Payments to other UK network owners	—	—	—	—	(1,008)	—	(1,008)
Other operating costs	—	(435)	—	(394)	(2,617)	164	(3,282)
	—	(1,793)	—	(932)	(9,266)	164	(11,827)
Total operating profit	—	595	—	444	2,169	—	3,208
Net finance income/(costs)	8,177	(101)	—	(253)	(8,910)	—	(1,087)
Dividends receivable	—	—	—	—	8,100	(8,100)	—
Interest in equity accounted affiliates	(401)	—	—	—	63	401	63
Profit before tax	7,776	494	—	191	1,422	(7,699)	2,184
Tax	19	(181)	—	16	(228)	—	(374)
Profit after tax from discontinued operations	—	—	—	4,633	1,351	—	5,984
Profit for the year	7,795	313	—	4,840	2,545	(7,699)	7,794
Amounts recognised in other comprehensive income from continuing operations[2]	578	—	—	114	177	(291)	578
Amounts recognised in other comprehensive income from discontinued operations[2]	42	—	—	51	(62)	11	42
Total comprehensive income for the year	8,415	313	—	5,005	2,660	(7,979)	8,414
Attributable to:
Equity shareholders	8,415	313	—	5,005	2,661	(7,979)	8,415
Non-controlling interests	—	—	—	—	(1)	—	(1)
	8,415	313	—	5,005	2,660	(7,979)	8,414

1.	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

2.	Includes other comprehensive income relating to interest in equity accounted affiliates.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 173

Notes to the consolidated financial statements
– supplementary information continued

34. Additional disclosures in respect of guaranteed securities continued

Summary statements of comprehensive income for the year ended 31 March 2016 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc re-presented[1] £m	Other subsidiaries re-presented[1] £m	Consolidation adjustments[1] £m	National Grid consolidated £m

Continuing operations
Revenue	—	2,027	—	1,244	10,069	(128)	13,212
Operating costs:
Depreciation and amortisation	—	(162)	—	(255)	(894)	—	(1,311)
Payroll costs	—	(260)	—	(115)	(962)	—	(1,337)
Purchases of electricity	—	(484)	—	—	(828)	—	(1,312)
Purchases of gas	—	(86)	—	(75)	(806)	—	(967)
Rates and property tax	—	(155)	—	(101)	(643)	—	(899)
Balancing Service Incentive Scheme	—	—	—	—	(907)	—	(907)
Payments to other UK network owners	—	—	—	—	(971)	—	(971)
Other operating costs	—	(433)	—	(173)	(1,805)	128	(2,283)
	—	(1,580)	—	(719)	(7,816)	128	(9,987)
Total operating profit	—	447	—	525	2,253	—	3,225
Net finance income/(costs)	701	(87)	—	(132)	(1,437)	—	(955)
Dividends receivable	—	—	—	—	620	(620)	—
Interest in equity accounted affiliates	1,843	—	—	33	59	(1,876)	59
Profit before tax	2,544	360	—	426	1,495	(2,496)	2,329
Tax	47	(141)	—	(56)	(277)	—	(427)
Profit after tax from discontinued operations	—	—	—	735	(43)	—	692
Profit for the year	2,591	219	—	1,105	1,175	(2,496)	2,594
Amounts recognised in other comprehensive income from continuing operations[3]	502	(1)	—	8	426	(433)	502
Amounts recognised in other comprehensive income from discontinued operations[3]	71	—	—	(13)	153	(140)	71
Total comprehensive income for the year	3,164	218	—	1,100	1,754	(3,069)	3,167
Attributable to:
Equity shareholders	3,164	218	—	1,100	1,751	(3,069)	3,164
Non-controlling interests	—	—	—	—	3	—	3
	3,164	218	—	1,100	1,754	(3,069)	3,167

1.	Amounts have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation.

2.	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

3.	Includes other comprehensive income relating to interest in equity accounted affiliates.

174 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

34. Additional disclosures in respect of guaranteed securities continued

Statements of financial position as at 31 March 2018 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Non-current assets
Goodwill	—	691	—	—	4,753	—	5,444
Other intangible assets	—	3	—	107	789	—	899
Property, plant and equipment	—	6,148	—	4,433	29,272	—	39,853
Other non-current assets	—	3	—	94	18	—	115
Amounts owed by subsidiary undertakings	350	—	—	3,426	2,593	(6,369)	—
Pension assets	—	231	—	412	766	—	1,409
Financial and other investments	21,708	30	—	101	12,340	(31,112)	3,067
Derivative financial assets	18	2	—	591	708	—	1,319
Total non-current assets	22,076	7,108	—	9,164	51,239	(37,481)	52,106
Current assets
Inventories and current intangible assets	—	36	—	22	283	—	341
Trade and other receivables	1	515	—	276	2,006	—	2,798
Current tax assets	—	—	—	—	307	(193)	114
Amounts owed by subsidiary undertakings	11,254	130	220	708	11,253	(23,565)	—
Financial and other investments	938	15	—	863	878	—	2,694
Derivative financial assets	308	7	—	46	—	44	405
Cash and cash equivalents	—	4	—	271	54	—	329
Total current assets	12,501	707	220	2,186	14,781	(23,714)	6,681
Total assets	34,577	7,815	220	11,350	66,020	(61,195)	58,787
Current liabilities
Borrowings	(781)	(51)	(218)	(675)	(2,722)	—	(4,447)
Derivative financial liabilities	(187)	(36)	—	(68)	(66)	(44)	(401)
Trade and other payables	(62)	(318)	—	(347)	(2,726)	—	(3,453)
Amounts owed to subsidiary undertakings	(11,809)	—	—	(624)	(11,132)	23,565	—
Current tax liabilities	—	(202)	—	(26)	(88)	193	(123)
Provisions	—	(23)	—	(66)	(184)	—	(273)
Total current liabilities	(12,839)	(630)	(218)	(1,806)	(16,918)	23,714	(8,697)
Non-current liabilities
Borrowings	(773)	(2,087)	—	(3,635)	(15,683)	—	(22,178)
Derivative financial liabilities	(41)	(18)	—	(157)	(444)	—	(660)
Other non-current liabilities	—	(281)	—	(181)	(855)	—	(1,317)
Amounts owed to subsidiary undertakings	(2,091)	—	—	(500)	(3,778)	6,369	—
Deferred tax liabilities	(1)	(626)	—	(441)	(2,568)	—	(3,636)
Pensions and other post-retirement benefit obligations	—	(765)	—	—	(907)	—	(1,672)
Provisions	—	(248)	—	(129)	(1,402)	—	(1,779)
Total non-current liabilities	(2,906)	(4,025)	—	(5,043)	(25,637)	6,369	(31,242)
Total liabilities	(15,745)	(4,655)	(218)	(6,849)	(42,555)	30,083	(39,939)
Net assets	18,832	3,160	2	4,501	23,465	(31,112)	18,848
Equity
Share capital	452	133	—	45	182	(360)	452
Share premium account	1,321	2,194	—	204	9,032	(11,430)	1,321
Retained earnings	21,599	830	2	2,929	14,217	(17,978)	21,599
Other equity reserves	(4,540)	3	—	1,323	18	(1,344)	(4,540)
Shareholders’ equity	18,832	3,160	2	4,501	23,449	(31,112)	18,832

Non-controlling interests	—	—	—	—	16	—	16
Total equity	18,832	3,160	2	4,501	23,465	(31,112)	18,848

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 175

Notes to the consolidated financial statements
– supplementary information continued

34. Additional disclosures in respect of guaranteed securities continued

Statements of financial position as at 31 March 2017 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation[1] £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries[1] £m	Consolidation adjustments £m	National Grid consolidated[1] £m
Non-current assets
Goodwill	—	763	—	—	5,333	—	6,096
Other intangible assets	—	—	—	125	798	—	923
Property, plant and equipment	—	6,553	—	4,358	28,914	—	39,825
Other non-current assets	—	5	—	9	55	—	69
Amounts owed by subsidiary undertakings	342	—	239	3,426	2,576	(6,583)	—
Pension assets	—	223	—	45	335	—	603
Financial and other investments	17,689	31	—	95	12,429	(27,061)	3,183
Derivative financial assets	149	2	—	813	603	—	1,567
Total non-current assets	18,180	7,577	239	8,871	51,043	(33,644)	52,266
Current assets
Inventories and current intangible assets	—	38	—	20	345	—	403
Trade and other receivables	—	494	—	360	1,874	—	2,728
Current tax assets	—	—	—	—	317	—	317
Amounts owed by subsidiary undertakings	12,734	505	6	1,965	12,083	(27,293)	—
Financial and other investments	5,471	29	—	1,835	1,406	—	8,741
Derivative financial assets	202	13	—	51	174	(194)	246
Cash and cash equivalents	1,090	4	—	(9)	54	—	1,139
Total current assets	19,497	1,083	6	4,222	16,253	(27,487)	13,574
Total assets	37,677	8,660	245	13,093	67,296	(61,131)	65,840
Current liabilities
Borrowings	(1,120)	(55)	(5)	(833)	(3,483)	—	(5,496)
Derivative financial liabilities	(533)	(42)	—	(185)	(581)	194	(1,147)
Trade and other payables	(46)	(311)	—	(342)	(2,646)	—	(3,345)
Amounts owed to subsidiary undertakings	(12,012)	—	—	(2,151)	(13,130)	27,293	—
Current tax liabilities	(3)	(156)	—	(9)	61	—	(107)
Provisions	—	—	—	(184)	(232)	—	(416)
Total current liabilities	(13,714)	(564)	(5)	(3,704)	(20,011)	27,487	(10,511)
Non-current liabilities
Borrowings	(1,262)	(2,345)	(239)	(3,879)	(15,417)	—	(23,142)
Derivative financial liabilities	(272)	(26)	—	(234)	(714)	—	(1,246)
Other non-current liabilities	—	(324)	—	(204)	(842)	—	(1,370)
Amounts owed to subsidiary undertakings	(2,058)	—	—	(756)	(3,769)	6,583	—
Deferred tax liabilities	(3)	(1,178)	—	(369)	(2,929)	—	(4,479)
Pensions and other post-retirement benefit obligations	—	(889)	—	—	(1,647)	—	(2,536)
Provisions	—	(298)	—	(104)	(1,770)	—	(2,172)
Total non-current liabilities	(3,595)	(5,060)	(239)	(5,546)	(27,088)	6,583	(34,945)
Total liabilities	(17,309)	(5,624)	(244)	(9,250)	(47,099)	34,070	(45,456)
Net assets	20,368	3,036	1	3,843	20,197	(27,061)	20,384
Equity
Share capital	449	149	—	45	182	(376)	449
Share premium account	1,324	2,431	—	204	8,033	(10,668)	1,324
Retained earnings	22,582	456	1	2,268	11,914	(14,639)	22,582
Other equity reserves	(3,987)	—	—	1,326	52	(1,378)	(3,987)
Shareholders’ equity	20,368	3,036	1	3,843	20,181	(27,061)	20,368

Non-controlling interests	—	—	—	—	16	—	16
Total equity	20,368	3,036	1	3,843	20,197	(27,061)	20,384

1.
Consistent with the presentation of the Group balance sheet we have re-presented commodity derivatives from current and non-current receivables and payables to derivative financial assets and liabilities.

176 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the consolidated financial statements

34. Additional disclosures in respect of guaranteed securities continued

Cash flow statements

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Year ended 31 March 2018
Net cash flow from operating activities – continuing operations	35	662	—	888	3,125	—	4,710
Net cash flow from operating activities – discontinued operations	—	—	—	(98)	(109)	—	(207)
Net cash flow from/(used in) investing activities – continuing operations	4,660	(473)	15	656	(1,759)	(862)	2,237
Net cash flow from/(used in) investing activities – discontinued operations	—	—	—	—	—	—	—
Net cash flow (used in)/from financing activities – continuing operations	(5,785)	(189)	(15)	(1,041)	(1,148)	862	(7,316)
Net cash flow (used in)/from financing activities – discontinued operations	—	—	—	(125)	(106)	—	(231)
Net increase/(decrease) in cash and cash equivalents in the year	(1,090)	—	—	280	3	—	(807)
Year ended 31 March 2017
Net cash flow from operating activities – continuing operations	53	757	—	918	2,592	—	4,320
Net cash flow from operating activities – discontinued operations	—	—	—	450	459	—	909
Net cash flow from/(used in) investing activities – continuing operations	4,181	(469)	15	215	(1,118)	(6,458)	(3,634)
Net cash flow from/(used in) investing activities – discontinued operations	—	—	—	5,618	(6,298)	—	(680)
Net cash flow (used in)/from financing activities – continuing operations	(3,146)	(288)	(15)	(8,322)	3,771	6,458	(1,542)
Net cash flow (used in)/from financing activities – discontinued operations	—	—	—	1,120	491	—	1,611
Net increase/(decrease) in cash and cash equivalents in the year	1,088	—	—	(1)	(103)	—	984
Year ended 31 March 2016
Net cash flow from operating activities – continuing operations	57	580	—	599	3,056	—	4,292
Net cash flow from operating activities – discontinued operations	—	—	—	1,144	(68)	—	1,076
Net cash flow from/(used in) investing activities – continuing operations	502	(440)	13	56	(1,721)	(1,869)	(3,459)
Net cash flow from/(used in) investing activities – discontinued operations	—	—	—	(562)	(15)	—	(577)
Net cash flow (used in)/from financing activities – continuing operations	(555)	(148)	(13)	(1,185)	(1,173)	1,869	(1,205)
Net cash flow (used in)/from financing activities – discontinued operations	—	—	—	(63)	(60)	—	(123)
Net (decrease)/increase in cash and cash equivalents in the year	4	(8)	—	(11)	19	—	4
Cash dividends were received by National Grid plc from subsidiary undertakings amounting to £950 million during the year ended 31 March 2018 (2017: £6,006 million; 2016: £930 million).

Maturity analysis of parent Company borrowings

	2018	2017
	£m	£m
Total borrowings are repayable as follows:
Less than 1 year	781	1,120
In 1 to 2 years	438	515
In 2 to 3 years	—	425
In 3 to 4 years	335	—
In 4 to 5 years	—	322
More than 5 years	—	—
	1,554	2,382

35. Post balance sheet events

As set out in note 15, on 1 May 2018, the Group announced that it had entered into an agreement with Quadgas Investments BidCo Limited regarding the potential sale of its remaining 25% equity interest in Quadgas HoldCo Limited, the holding company for Cadent Gas Limited. Refer to notes 4 and 15 for details on the accounting implications on the results for the year ended 31 March 2018 in relation to this agreement.

Financial Statements | Notes to the consolidated financial statements National Grid Annual Report and Accounts 2017/18 177

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

The financial statements of National Grid plc for the year ended 31 March 2018 were approved by the Board of Directors on 16 May 2018. The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 (FRS 100) issued by the Financial Reporting Council. Accordingly these individual financial statements of the Company have been prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101). In preparing these financial statements the Company applies the recognition and measurement requirements of International Financial Reporting Standards (IFRS) as adopted by the EU, but makes amendments where necessary in order to comply with the provisions of the Companies Act 2006 and sets out below where advantage of the FRS 101 disclosure exemptions has been taken.

These individual financial statements of the Company have been prepared in accordance with applicable UK accounting and financial reporting standards and the Companies Act 2006. They have been prepared on an historical cost basis, except for the revaluation of financial instruments, and are presented in pounds sterling, which is the currency of the primary economic environment in which the Company operates. The 2017 comparative financial information has also been prepared on this basis.

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

In accordance with the exemption permitted by section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account or statement of comprehensive income.

The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements of the Company in accordance with FRS 101:

•	a cash flow statement and related notes;

•	disclosures in respect of transactions with wholly-owned subsidiaries;

•	disclosures in respect of capital management; and

•	the effects of new but not yet effective IFRSs.

The exemption from disclosing key management personnel compensation has not been taken as there are no costs borne by the Company in respect of employees, and no related costs are recharged to the Company.

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

178 National Grid Annual Report and Accounts 2017/18 Financial Statements | Company accounting policies

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

G. Parent Company guarantees
The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. Such guarantees are accounted for by the Company as insurance contracts. In the event of default or non performance by the subsidiary, a liability is recorded in accordance with IAS 37 with a corresponding increase in the carrying value of the investment.

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

J. Directors’ remuneration
Full details of Directors’ remuneration are disclosed on pages 63 to 79.

Financial Statements | Company accounting policies National Grid Annual Report and Accounts 2017/18 179

Company balance sheet
as at 31 March

		2018	2017
	Notes	£m	£m
Fixed assets
Investments	1	9,896	8,880

Current assets
Debtors (amounts falling due within one year)	2	11,563	12,936
Debtors (amounts falling due after more than one year)	2	368	491
Investments	5	938	5,471
Cash at bank and in hand		—	1,090
Total current assets		12,869	19,988

Creditors (amounts falling due within one year)	3	(12,839)	(13,714)
Net current assets		30	6,274
Total assets less current liabilities		9,926	15,154

Creditors (amounts falling due after more than one year)	3	(2,906)	(3,595)
Net assets		7,020	11,559

Equity
Share capital	7	452	449
Share premium account		1,321	1,324
Cash flow hedge reserve		2	11
Other equity reserves		353	337
Profit and loss account	8	4,892	9,438
Total shareholders’ equity		7,020	11,559
The Company’s profit after tax for the year was £930 million (2017: £8,197 million). The financial statements of the Company on pages 180 to 183 were approved by the Board of Directors on 16 May 2018 and were signed on its behalf by:

Sir Peter Gershon Chairman
Andrew Bonfield Finance Director

National Grid plc
Registered number: 4031152

180 National Grid Annual Report and Accounts 2017/18 Financial Statements | Company balance sheet

Company statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Cash flow hedge reserve £m	Other equity reserves £m	Profit and loss account £m	Total shareholders’ equity £m
At 1 April 2016	447	1,326	17	302	2,880	4,972
Profit for the year	—	—	—	—	8,197	8,197
Other comprehensive loss for the year
Transferred from equity in respect of cash flow hedges (net of tax)	—	—	(6)	—	—	(6)
Total comprehensive (loss)/income for the year	—	—	(6)	—	8,197	8,191
Other equity movements
Scrip dividend-related share issue[1]	2	(2)	—	—	—	—
Purchase of treasury shares	—	—	—	—	(189)	(189)
Issue of treasury shares	—	—	—	—	18	18
Purchase of own shares	—	—	—	—	(5)	(5)
Share awards to employees of subsidiary undertakings	—	—	—	35	—	35
Equity dividends	—	—	—	—	(1,463)	(1,463)
At 31 March 2017	449	1,324	11	337	9,438	11,559
Profit for the year	—	—	—	—	930	930
Other comprehensive loss for the year
Transferred from equity in respect of cash flow hedges (net of tax)	—	—	(9)	—	—	(9)
Total comprehensive (loss)/income for the year	—	—	(9)	—	930	921
Other equity movements
Scrip dividend-related share issue[1]	3	(3)	—	—	—	—
Purchase of treasury shares	—	—	—	—	(1,017)	(1,017)
Issue of treasury shares	—	—	—	—	33	33
Purchase of own shares	—	—	—	—	(5)	(5)
Share awards to employees of subsidiary undertakings	—	—	—	16	—	16
Equity dividends	—	—	—	—	(4,487)	(4,487)
At 31 March 2018	452	1,321	2	353	4,892	7,020

1.	Included within the share premium account are costs associated with scrip dividends.

Financial Statements | Company statement of changes in equity National Grid Annual Report and Accounts 2017/18 181

Notes to the Company financial statements

1. Fixed asset investments

Shares in subsidiary undertakings £m
At 1 April 2016	8,845
Additions	35
At 31 March 2017	8,880
Additions	1,016
At 31 March 2018	9,896
During the year there was a capital contribution of £16 million (2017: £35 million) which represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes. In addition on 12 July 2017, the Company acquired a further 180,868 ordinary shares of £1 each in National Grid (US) Holdings Limited for a total consideration of £1,000 million.

The Company’s direct subsidiary undertakings as at 31 March 2018 were as follows: National Grid Holdings One plc; National Grid (US) Holdings Limited; and NGG Finance plc.

The names of indirect subsidiary undertakings, joint ventures and associates are included in note 32 to the consolidated financial statements.

The Directors believe that the carrying value of the investments is supported by the fair value of their underlying net assets.

2. Debtors

	2018	2017
	£m	£m
Amounts falling due within one year
Derivative financial instruments (see note 4)	308	202
Amounts owed by subsidiary undertakings	11,254	12,734
Prepayments and accrued income	1	—
	11,563	12,936
Amounts falling due after more than one year
Derivative financial instruments (see note 4)	18	149
Amounts owed by subsidiary undertakings	350	342
	368	491
The carrying values stated above are considered to represent the fair values of the assets.

3. Creditors

	2018	2017
	£m	£m
Amounts falling due within one year
Borrowings (see note 6)	781	1,120
Derivative financial instruments (see note 4)	187	533
Amounts owed to subsidiary undertakings	11,809	12,012
Corporation tax payable	—	3
Other creditors	62	46
	12,839	13,714
Amounts falling due after more than one year
Borrowings (see note 6)	773	1,262
Derivative financial instruments (see note 4)	41	272
Amounts owed to subsidiary undertakings	2,091	2,058
Deferred tax	1	3
	2,906	3,595
Amounts owed to subsidiary undertakings falling due after more than one year are repayable as follows:
In 2 to 3 years	1,095	—
In 3 to 4 years	—	1,062
More than 5 years	996	996
	2,091	2,058
The carrying values stated above are considered to represent the fair values of the liabilities. A reconciliation of the movement in deferred tax in the year is shown below:

Deferred tax £m
At 1 April 2016	4
Credited to equity	(1)
At 31 March 2017	3
Credited to equity	(2)
At 31 March 2018	1

182 National Grid Annual Report and Accounts 2017/18 Financial Statements | Notes to the Company financial statements

4. Derivative financial instruments
The fair values of derivative financial instruments are:

	2018			2017
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Amounts falling due within one year	308	(187)	121	202	(533)	(331)
Amounts falling due after more than one year	18	(41)	(23)	149	(272)	(123)
	326	(228)	98	351	(805)	(454)
For each class of derivative the notional contract1 amounts are as follows:

	2018	2017
	£m	£m
Interest rate swaps	(2,501)	(2,801)
Cross-currency interest rate swaps	(3,613)	(3,995)
Foreign exchange forward contracts	(13,929)	(17,134)
	(20,043)	(23,930)

1.	The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the balance sheet date.

5. Investments

	2018	2017
	£m	£m
Investments in short-term money funds	919	4,981
Managed investments in bonds	10	100
Restricted balances – collateral	9	390
	938	5,471

6. Borrowings
The following table analyses the Company’s total borrowings:

	2018	2017
	£m	£m
Amounts falling due within one year
Bank overdrafts	—	1
Bank loans	230	—
Bonds	551	22
Commercial paper	—	1,097
	781	1,120
Amounts falling due after more than one year
Bonds	773	1,262
	1,554	2,382
The maturity of total borrowings is disclosed in note 34 to the consolidated financial statements. There are no differences in the maturities as calculated under IFRS or FRS 101 ‘Reduced Disclosure Framework’.

The notional amount of borrowings outstanding as at 31 March 2018 was £1,531 million (2017: £2,357 million). Further information on significant borrowings can be found on the debt investors section of our website.

7. Share capital
The called-up share capital amounting to £452 million (2017: £449 million) consists of 3,637,747,827 ordinary shares of 12 204/473 pence each (2017: 3,942,983,447 ordinary shares of 11 17/43 pence each). For further information on share capital, refer to note 25 to the consolidated financial statements.

8. Shareholders’ equity and reserves
At 31 March 2018 the profit and loss account reserve stood at £4,892 million (2017: £9,438 million) of which £86 million (2017: £86 million) related to gains on intra-group transactions which was not distributable to shareholders. The Company bore no employee costs in either the current or prior year.

For further details of dividends paid and payable to shareholders, refer to note 8 to the consolidated financial statements.

9. Parent Company guarantees
The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. At 31 March 2018, the sterling equivalent amounted to £2,398 million (2017: £2,404 million). The guarantees are for varying terms from less than one year to open-ended.

In addition, as part of the sectionalisation of the National Grid UK Pension Scheme on 1 January 2017, a guarantee of £1 billion has been provided to Section A. This payment is contingent on insolvency or on failure to pay pensions obligations to Section A and can be claimed against National Grid plc, National Grid Holdings One plc or Lattice Group Limited (up to £1 billion in total). Refer to note 23 of the consolidated financial statements.

10. Audit fees
The audit fee in respect of the parent Company was £25,000 (2017: £29,230). Fees payable to Deloitte for non-audit services to the Company are not required to be disclosed as they are included within note 3 to the consolidated financial statements.

Financial Statements | Notes to the Company financial statements National Grid Annual Report and Accounts 2017/18 183

Additional information Contents The business in detail 184 The business in detail Key milestones 184 Key milestones Some of the key dates and actions in the corporate history 185 Where we operate of National Grid are listed below. The full history goes back 186 UK regulation much further. 188 US regulation 1986 192 Task force on Climate-related Financial Disclosures British Gas (BG) privatisation 193 Internal control and risk factors 1990 193 Disclosure controls Electricity transmission network in England and Wales transferred 193 Internal control over financial reporting to National Grid on electricity privatisation 193 Risk factors 1995 197 Shareholder information National Grid listed on the London Stock Exchange 197 Articles of Association 198 Depositary payments to the Company 1997 198 Description of securities other than equity Centrica demerged from BG securities: depositary fees and charges 198 Documents on display Energis demerged from National Grid 198 Events after the reporting period 198 Exchange controls 2000 199 Exchange rates Lattice Group demerged from BG and listed separately 199 Material interests in shares 199 Share capital New England Electric System and Eastern Utilities 200 Share price Associates acquired 200 Shareholder analysis 200 Taxation 2002 Niagara Mohawk Power Corporation merged 203 Other disclosures with National Grid in US 203 All-employee share plans 203 Change of control provisions National Grid and Lattice Group merged to 203 Code of Ethics form National Grid Transco 203 Conflicts of interest 203 Corporate governance practices: differences 2004 from New York Stock Exchange (NYSE) UK wireless infrastructure network acquired from listing standards Crown Castle International Corp 203 Directors’ indemnity 203 Employees 2005 204 Human Rights Four UK regional gas distribution networks sold 204 Listing Rule 9.8.4 R cross reference table and National Grid adopted as our name 204 Material contracts 204 Political donations and expenditure 2006 204 Property, plant and equipment Rhode Island gas distribution network acquired 204 Research and development and innovation activity 205 Unresolved SEC staff comments 2007 UK and US wireless infrastructure operations and 206 Other unaudited financial information the Basslink electricity interconnector in Australia sold 215 Commentary on consolidated financial information KeySpan Corporation acquired 218 Definitions and glossary of terms 2008 Ravenswood generation station sold 223 Want more information or help? 2010 Rights issue raised £3.2 billion 2012 New Hampshire electricity and gas distribution businesses sold 2016 National Grid separated the UK Gas Distribution business 2017 National Grid sold a 61% equity interest in its UK Gas Distribution business 184 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Contents

Additional Information Where we operate Our UK network UK Transmission1 �cottish electricity transmission system �n�lish and �elsh electricity transmission system St. Fergus Appro�imately 7�200 �ilometres ����7� miles� of o�erhead line� 1���0 �ilometres ���� miles� of under�round ca�le and ��� su�stations� Gas transmission system Appro�imately 7���0 �ilometres ���7�0 miles� of hi�h�pressure pipe and 2� compressor stations connectin� to 8 distri�ution net�or�s and also other third�party independent systems� �erminal �NG terminal o�ned �y National Grid to/from �NG terminal Northern �reland �lectricity interconnector Gas interconnector Teesside to �allylumford Principal ofﬁces to �u�lin ��ned office space� Barrow �ar�ic� and �o�in�ham �eased office space� to/from �reland Easington �olihull and �ondon �eased office space totallin� ��022 s�uare from the Burton Point Theddlethorpe Netherlands metres ��7�11� s�uare feet� �ith remainin� terms of � to 8 years� Bacton to/from �el�ium South Hook �ritNed to/from Dragon the Netherlands Grain LNG to/from �rance Our US network US Regulated1 �lectricity transmission net�or� Canada Gas distri�ution operatin� area �lectricity distri�ution area Vermont Gas and electricity distri�ution area o�erlap An electricity transmission net�or� of appro�imately Maine 1��2�� �ilometres �8�881 miles� of o�erhead line� 1�8 �ilometres �10� miles� of under�round ca�le and �87 transmission su�stations� An electricity distri�ution net�or� of appro�imately 117�082 circuit �ilometres �72�7�1 miles� and New Hampshire 7�0 distri�ution su�stations in Ne� �n�land and upstate Ne� �or�� A net�or� of appro�imately �7�001 �ilometres New York Massachusetts �����1� miles� of �as pipeline ser�in� an area of appro�imately 2����� s�uare �ilometres ����07 s�uare miles�� �ur net�or� also consists of appro�imately 787 �ilometres ��8� miles� of �as transmission pipe� as defined �y the Connecticut �� �epartment of �ransportation� Generation Rhode Island Principal ofﬁces Pennsylvania New Jersey ��ned office space� �y racuse� Ne� �or� �eased office space� �roo�lyn� Ne� �or� a nd �altham� �assachusetts At present� en�ironmental issues are not pre�entin� our �� and �� �usinesses from utilisin� any material operatin� assets in the course �eased office space totallin� appro�imately of their operations� �8���� s�uare metres �����000 s�uare feet� 1 Access to electricity and �as transmission assets on property o�ned �y others is controlled throu�h �arious a�reements� �ith remainin� terms of 7 to 11 years� Additional Information  |  The business in detail National Grid Annual Report and Accounts 2017/18 185

The business in detail continued UK Regulation There is a range of different regulatory models available for Our licences to participate in transmission and interconnection activities interconnector projects. These involve various levels of regulatory are established under the Gas Act 1986 and Electricity Act 1989, as intervention, ranging from fully merchant (the project is fully reliant on amended (the Acts). They require us to develop, maintain and operate sales of interconnector capacity) to cap and floor (where sales revenues economic and efficient networks and to facilitate competition in the above the cap are returned to transmission system users and revenues supply of gas and electricity in Great Britain (GB). They also give us below the floor are topped up by transmission system users, thus statutory powers, including the right to bury our pipes or cables under reducing the overall project risk). public highways and the ability to use compulsory powers to purchase land so we can conduct our business. The cap and floor regime is now the regulated route for interconnector investment in GB and may be sought by project developers who do not Our networks are regulated by Ofgem, which has a statutory duty qualify or do not wish to apply for exemptions from European legislation under the Acts to protect the interests of consumers. As part of our which would facilitate a merchant development. licences, Ofgem established price controls that limit the amount of revenue our regulated businesses can earn. This gives us a specified RIIO price controls level of revenue for the duration of the price control that is sufficient The building blocks of the RIIO price control are broadly similar to the to meet our statutory duties and licence obligations, and make a historical price controls used in the UK. However, there are some reasonable return on our investments. significant differences in the mechanics of the calculations. The price controls include a number of mechanisms designed to How is revenue calculated? help achieve its objectives. These include financial incentives that Under RIIO, the outputs we deliver are explicitly articulated and our encourage us to: allowed revenues are linked to their delivery. These outputs have been • efficiently deliver by investment and maintenance the network outputs determined through an extensive consultation process, which has given that customers and stakeholders require, including reliable supplies, stakeholders a greater opportunity to influence the decisions. new connections and infrastructure capacity; • innovate in order to continuously improve the services we give There are five output categories for transmission: our customers, stakeholders and communities; and • efficiently balance the transmission networks to support the Safety: ensuring the provision of a safe energy network. wholesale markets. Reliability (and availability): promoting networks capable of delivering The main price controls for electricity and gas transmission networks long-term reliability, as well as minimising the number and duration of came into effect on 1 April 2013 for the eight-year period until 31 March interruptions experienced over the price control period, and ensuring 2021. They follow the RIIO (revenue = incentives + innovation + outputs) adaptation to climate change. framework established by Ofgem. Environmental impact: encouraging companies to play their role in Following the sale of a majority interest in the National Grid UK Gas achieving broader environmental objectives – specifically, facilitating Distribution business (now known as Cadent) on 31 March 2017, the reduction of carbon emissions – as well as minimising their own Cadent now has responsibility for operating within the price controls carbon footprint. relating to its four gas distribution networks. Customer and stakeholder satisfaction: maintaining high levels Our UK Electricity Transmission (UK ET) and UK Gas Transmission of customer satisfaction and stakeholder engagement, and improving (UK GT) businesses operate under four separate price controls. These service levels. comprise two for our UK ET operations, one covering our role as transmission owner (TO) and the other for our role as System Operator Customer connections: encouraging networks to connect customers (SO); and two for our UK GT operations, again one as TO and one as SO. quickly and efficiently. In addition to the four regulated network price controls, there is also a tariff cap price control applied to certain elements of domestic sized Within each of these output categories are a number of primary and metering activities carried out by National Grid Metering. secondary deliverables, reflecting what our stakeholders want us to deliver over the remaining price control period. The nature and number Interconnectors derive their revenues from sales of capacity to users of these deliverables varies according to the output category, with some who wish to move power between market areas with different prices. being linked directly to our allowed revenue, some linked to legislation, Under European legislation, these capacity sales are classified as and others having only a reputational impact. congestion revenues because the market price differences result from congestion on the established interconnector capacity which limits Ofgem, using information we have submitted, along with independent full price convergence. European legislation governs how congestion assessments, determines the efficient level of expected costs necessary revenues may be used and how interconnection capacity is allocated. to deliver them. Under RIIO this is known as totex, which is a component It requires all interconnection capacity to be allocated to the market of total allowable expenditure, and is broadly the sum of what was through auctions. Under UK legislation, interconnection businesses defined in previous price controls as operating expenditure (opex) must be separate from transmission businesses. and capital expenditure (capex). A number of assumptions are necessary in setting allowances for these outputs, including the volumes of work that will be needed and the price of the various external inputs to achieve them. Consequently, there are a number of uncertainty mechanisms within the RIIO framework that can result in adjustments to totex allowances if actual input prices or work volumes differ from the assumptions. These mechanisms protect us and our customers from windfall gains and losses. 186 National Grid Annual Report and Accounts 2017/18 Additional Information  |  The business in detail

Additional Information Where we under- or over-spend the allowed totex for reasons that are Simplified illustration of RIIO regulatory building blocks not covered by uncertainty mechanisms, there is a sharing factor. This means the under- or over-spend is shared between us and customers Totex RAV � Allowed return through an adjustment to allowed revenues in future years. This sharing (slow money) factor provides an incentive for us to provide the outputs efficiently, (capital invested as we are able to keep a portion of savings we make, with the remainder + controllable Depreciation benefiting our customers. operating costs, of RAV after sharing The extended length of the price control to eight years is one of the ways factor adjustment) Fast money Revenue that RIIO has given innovation more prominence. Innovation refers to all the new ways of working that deliver outputs more efficiently. This broad challenge has an impact on everyone in our business. Other costs and income adjustments, Allowed revenue to fund totex costs is split between RIIO fast and slow e.g. non-controllable money categories using specified ratios that are fixed for the duration of opex and tax the price control. Fast money represents the amount of totex we are able to recover in the next available year. Slow money is added to our RAV – effectively the regulatory IOU. For more details on the sharing factors Performance under RIIO, please see the table below. against incentives In addition to fast money, in each year we are allowed to recover a portion of the RAV (regulatory depreciation) and a return on the Allowed returns outstanding RAV balance. Regulatory depreciation in electricity and gas The cost of capital allowed under our current RIIO price controls is transmission permits recovery of RAV consistent with each addition as follows: bringing equal real benefit to consumers for a period of up to 45 years. We are also allowed to collect additional revenues related to non- Transmission controllable costs and incentives. In addition to totex sharing, RIIO Gas Electricity incentive mechanisms can increase or decrease our allowed revenue Cost of equity (post-tax real) 6.8% 7.0% to reflect our performance against various other measures related to our outputs. For example, performance against our customer and iBoxx 10-year simple trailing Cost of debt (pre-tax real) average index (2.22% for 2017/18) stakeholder satisfaction targets can have a positive or negative effect of up to 1% of allowed annual revenues. Many of our incentives affect Notional gearing 62.5% 60.0% our revenues two years after the year of performance. Vanilla WACC1 3.94% 4.13% During the eight-year period of the price control our regulator included 1. Vanilla WACC = cost of debt x gearing + cost of equity x (1-gearing). a provision for a mid-period review, with scope driven by: The sharing factor means that any over- and under-spend is shared • changes to outputs that can be justified by clear changes in between the businesses and customers. The shared figures displayed government policy; and in the table below are the sharing factors that apply to UK ET and UK GT. • the introduction of new outputs that are needed to meet the needs of consumers and other network users. Sharing factors under our current RIIO price controls are as follows: The mid-period review of the electricity and gas transmission controls Gas Transmission Electricity Transmission focused on three specific areas, as follows: Transmission System Transmission System 1) a revised need for certain electricity transmission asset renewal Operator Operator Operator Operator outputs with associated reduction of allowances of £38.1 million Baseline3 35.6% (in 2009/2010 prices); Fast1 Uncertainty 10% 62.60% 15.00% 72.10% 2) a removal of the need for the Avonmouth pipeline and associated Baseline3 64.4% reduction in allowances of £168.8 million (in 2009/2010 prices); and 2 3) a need for extra Electricity System Operator activities to meet the Slow Uncertainty 90% 37.40% 85.00% 27.9 0% demands of consumers and network users with an associated Sharing 44.36% 46.89% increase in allowances of £21.5 million (in 2009/2010 prices). 1. Fast money allows network companies to recover a percentage of totex within a one-year period. Ofgem also separately reviewed the obligation to provide additional gas 2. Slow money is where costs are added to RAV and, therefore, revenues are recovered entry capacity at Fleetwood. It concluded that this additional capacity was slowly (e.g. over 45 years) from both current and future consumers. not required, so no incremental revenues would be payable. National Grid 3. The baseline is the expenditure that is funded through ex-ante allowances, whereas the uncertainty adjusts the allowed expenditure where the level of outputs delivered differ had incurred no incremental costs in anticipation of this obligation. from the baseline level, or if triggered by an event. Further to the mid-period review, National Grid volunteered that £480 million (in 2009/2010 prices) of allowances for electricity transmission investments should be deferred and in August 2017 Ofgem determined how the RIIO allowances would be correspondingly adjusted. Competition in onshore transmission Ofgem stated in its final decision on the RIIO control for electricity transmission that it would consider holding a competition to appoint the constructor and owner of suitably large and separable new transmission projects, rather than including these new outputs and allowances in existing transmission licensee price controls. On 23 January 2018, Ofgem proposed that, in the absence of required legislation to support a competition, it would set allowances for National Grid to undertake the transmission works associated with connecting the Hinkley Point C power station but with reduced allowances reflecting prices it has observed in other competitions. The consultation closed on 20 March 2018 and said that Ofgem expected to make a decision on this treatment in the spring of 2018. Additional Information  |  The business in detail National Grid Annual Report and Accounts 2017/18 187

The business in detail continued US Regulation customer participation in energy efficiency programmes that lower Regulators energy end use and thus distribution volumes. In the US, public utilities’ retail transactions are regulated by state utility commissions. The commissions serve as economic regulators, Our rate plans are designed to a specific allowed RoE, by reference to an approving cost recovery and authorised rates of return. The state allowed operating expense level and rate base. Some rate plans include commissions establish the retail rates to recover the cost of transmission earnings sharing mechanisms that allow us to retain a proportion of the and distribution services, and focus on services and costs within earnings above our allowed RoE, achieved through improving efficiency, their jurisdictions. They also serve the public interest by making sure with the balance benefiting customers. utilities provide safe and reliable service at just and reasonable prices. The commissions establish service standards and approve public In addition, our performance under certain rate plans is subject to service utility mergers and acquisitions. performance targets. We may be subject to monetary penalties in cases where we do not meet those targets. Utilities are regulated at the federal level (FERC) for wholesale transactions, such as interstate transmission and wholesale electricity One measure used to monitor the performance of our regulated sales, including rates for these services. FERC also regulates public businesses is a comparison of achieved RoE to allowed RoE. However, utility holding companies and centralised service companies, including this measure cannot be used in isolation, as there are a number of those of our US businesses. factors that may prevent us from achieving the allowed RoE. These factors include financial market conditions, regulatory lag, and decisions Regulatory process by the regulator preventing cost recovery in rates from customers. The US regulatory regime is premised on allowing the utility the opportunity to recover its cost of service and earn a reasonable return on We work to increase achieved RoE through: productivity improvements; its investments as determined by the commission. Utilities submit formal positive performance against incentives or earned savings mechanisms rate filings (‘rate cases’) to the relevant state regulator when additional such as energy efficiency programmes, where available; and filing a new revenues are necessary to provide safe, reliable service to customers. rate case when achieved returns are lower than the Company could Utilities can be compelled to file a rate case due to complaints filed reasonably expect to attain through a new rate case. with the commission or at the commission’s own discretion. Features of our rate plans The rate case is typically litigated with parties representing customers We bill our customers for their use of electricity and gas services. and other interests. In the states in which we operate, it can take nine Customer bills typically comprise a commodity charge, covering the to thirteen months for the commission to render a final decision. The cost of the electricity or gas delivered, and charges covering our delivery utility is required to prove that the requested rate change is prudent service. With the exception of residential gas customers in Rhode Island, and reasonable, and the requested rate plan can span multiple years. our customers are allowed to select an unregulated competitive supplier Unlike the state processes, the federal regulator has no specified for the commodity component of electricity and gas utility services. timeline for adjudicating a rate case, but typically makes a final decision retroactive when the case is completed. A substantial proportion of our costs, in particular electricity and gas commodity purchases, are pass-through costs, which means they are Gas and electricity rates are established from a revenue requirement, fully recoverable from our customers. These pass-through costs are or cost of service, equal to the utility’s total cost of providing distribution recovered through separate charges to customers that are designed to or delivery service to its customers, as approved by the commission in recover those costs with no profit. Rates are adjusted from time to time the rate case. This revenue requirement includes operating expenses, to make sure that any over- or under-recovery of these costs is returned depreciation, taxes and a fair and reasonable return on shareholder to, or recovered from, our customers. capital invested in certain components of the utility’s regulated asset base, typically referred to as its rate base. Our FERC-regulated transmission companies use formula rates (instead of rate cases) to set rates annually to recover their cost of service. The final revenue requirement and rates for service are approved in Through the use of annual true-ups, formula rates recover our actual the rate case decision. The revenue requirement is derived from a costs incurred and the allowed RoE based on the actual transmission comprehensive study of the utility’s total costs during a recent 12-month rate base each year. The Company must make annual formula rate period of operations, referred to as a test year. Each commission has filings documenting the revenue requirement, which customers can its own rules and standards for adjustments to the test year and may review and challenge. include forecast capital investments and operating costs. Revenue for our wholesale transmission businesses in New England US regulatory revenue requirement and New York is collected from wholesale transmission customers, who are typically other utilities and include our own New England electricity �a��� and �o� �o�t of ��r�i�� distribution businesses. With the exception of upstate New York, which continues to combine retail transmission and distribution rates to end-use customers, these wholesale transmission costs are incurred by distribution utilities on behalf of their customers and are fully recovered as a pass-through from end-use customers, as approved by each � allo�ed state commission. Ro� Ro� Our Long Island generation plants sell capacity to LIPA under 15-year � cost �nterest and 25-year power supply agreements, and within wholesale tariffs o� de�t approved by FERC. Through the use of cost based formula rates, A B C D E F G H I J these long-term contracts provide a similar economic effect to cost A Rate base F Non-controllable costs of service rate regulation. B Debt G Depreciation C Equity H Taxes US regulatory filings D Return I Lagged recoveries The objectives of our rate case filings are to make sure we have the right E Controllable costs J Allowed revenue cost of service, with the ability to earn a fair and reasonable rate of return, while providing safe, reliable and economical service to our customers. Our rate plans In order to achieve these objectives and to reduce regulatory lag, we Each operating company has a set of rates for service. We have three have been requesting structural changes, such as revenue decoupling electric distribution operations (upstate New York, Massachusetts and mechanisms, capital trackers, commodity-related bad debt true-ups, Rhode Island) and six gas distribution networks (upstate New York, and pension and other post-employment benefit true-ups, separately New York City, Long Island, Massachusetts (two) and Rhode Island). from base rates. These terms are explained below the table on page 191. Our operating companies have revenue decoupling mechanisms that Below, we summarise significant developments in rate filings and the de-link the companies’ revenues from the quantity of energy delivered regulatory environment during the year. Following the final stabilisation and billed to customers. These mechanisms remove the natural upgrade to our new financial systems and the availability of 12 months of disincentive utility companies have for promoting and encouraging historical test year data from those financial systems, we concluded a 188 National Grid Annual Report and Accounts 2017/18 Additional Information  |  The business in detail

Additional Information first round of full rate case filings in fiscal year 2017, with a final rate case Grid modernisation and smart energy solutions decision for Massachusetts Electric in September 2016, and followed In response to a 2014 regulatory requirement, we filed a Massachusetts by approval of three-year rate plans for KEDNY and KEDLI in December electricity grid modernisation plan on 19 August 2015 that proposed 2016. In fiscal year 2017/18, we made a second round of full rate case multiple investment options. These options would further MADPU’s filings with Niagara Mohawk (electric and gas) in April 2017, Boston Gas goals of reducing the effect of outages, optimising demand, integrating and Colonial Gas in November 2017, and Narragansett Electric also in distributed resources, and improving workforce and asset management. November 2017. A Joint Proposal, setting forth a three-year rate plan for We presented a range of investment options for MADPU to consider, Niagara Mohawk was approved by the New York State Public Service with investment levels over five years ranging from $238.6 million to Commission (NYPSC) in March 2018. These filings are expected to $792.9 million. MADPU established criteria that, if met, would allow the capture the benefit of recent increased investments in asset replacement capital costs from the plan to be recovered through a separate capital and network reliability, and reflect long-term growth in costs, including recovery mechanism. MADPU initiated its review of our plan in April property tax and healthcare costs. Along with a clear focus on 2016 and hearings were held in May 2017. An order from MADPU productivity, the filings are key to improving achieved returns in approving some of the proposed investment was received on 10 May the Company’s US distribution activities. 2018. We have also been operating a Smart Energy Solutions pilot with approximately 15,000 customers in Worcester, Massachusetts, Impact of US Tax Reform since 1 January 2015. The pilot has allowed the Company to deploy, Tax is a pass through for utilities in the US. The reduction in the test and learn from technologies similar to those proposed in the corporation tax rate from 35% to 21% will therefore be significantly grid modernisation plan, including smart meters, demand response, beneficial to customers as the lower tax rate will be reflected in an integrated communication system, and advanced distribution collection of a lower tax allowance from customers. automation. The pilot was scheduled to end on 31 December 2016, but we have received approval to continue operating the pilot until Our upstate New York, Massachusetts Gas and Rhode Island utilities were 31 December 2018. all undergoing rate negotiations at the time the legislation was enacted. We have updated our revenue requests for the prospective portion of the New York tax collection in each of these businesses. These companies represent Upstate New York 2017 rate cases 48% of the rate base with a total revenue impact of approximately On 28 April 2017, the Company filed a one-year rate plan (but submitted $130 million. Our FERC businesses operate under formula rates, and two additional years of data to facilitate a multi-year settlement) for our we expect an approximately $50 million reduction in the year related upstate New York electricity and gas businesses. to these companies, with the full impact being felt in 2018/19. On 19 January 2018, we filed a joint proposal setting out a comprehensive There are open generic proceedings in New York and Massachusetts three-year rate plan (fiscal years 2019-2021) for our electric and gas currently underway that will address the treatment of any tax savings businesses. The rate plan includes: a 9.0% RoE and 48% equity ratio; for our Massachusetts Electric, KEDNY and KEDLI customers until cumulative combined electric and gas revenue increases of $206 million, base rates are reset through rate case filings. We are working with $242 million, and $302 million in fiscal year 2019, 2020 and 2021 the regulators to develop case by case solutions for these Operating respectively; funding for a three-year capital plan of approximately Companies. Solutions could include refunds in full prospectively of the $2.4 billion; annual reconciliation mechanisms for certain non-controllable tax savings starting as early as this fall, retention of all or a portion of costs (e.g. property taxes, pension/OPEBs, and site investigation the savings to address rate stability concerns, and use of funds to remediation costs); a gas safety and reliability surcharge to recover the net against current regulatory assets. We expect the New York and costs of incremental leak-prone pipe replacement and leak repairs; Massachusetts Commission decisions by late summer or early fall this and a number of incentive mechanisms, including earning adjustment year. The lower collections in revenue offset the lower tax charge, so mechanisms (EAMs), which provide a potential incentive of approximately there is no material impact to earnings under IFRS or under US GAAP. $20 million annually. The revenue increases reflect an estimate of Our cash flows will reduce as we are currently in a net operating loss the impact of changes to the federal corporate tax rate and bonus position for the purposes of calculating taxable profits in our US Group. depreciation that is subject to true-up at the end of fiscal year 2019. This means that there is no offsetting reduction in cash tax payments. The New York State Public Service Commission (NYPSC) approved the terms of the joint proposal in March 2018. Massachusetts Boston and Colonial rate cases Reforming the Energy Vision (REV) The Company filed a rate case for Boston Gas and Colonial Gas In April 2014, NYPSC instituted the REV proceeding, which envisions with MADPU on 15 November 2017 with new rates to be effective on a new role for utilities as distributed system platform (DSP) providers 1 October 2018. The Massachusetts gas rate case, the first rate case for who create markets for distributed energy resources (DER) and more Boston Gas and Colonial Gas since 2010, updates the gas companies’ fully integrate DER in distribution system operations and planning. rates to more closely align revenues with the cost of service and bring The REV proceeding’s objectives include: enhanced customer energy their earned RoEs closer to the allowed RoE. The Company’s filing was choices and control; improved electricity system efficiency, reliability made prior to the passage of the Tax Cuts and Jobs Act of 2017 (Tax and resiliency; and cleaner, more diverse electricity generation. Reform), which lowered the US corporate income tax rate from 35% to 21%. The Company’s proposed revenue increase prior to the Tax Reform NYPSC issued an order on 19 May 2016 addressing rate-making and was $178 million for Boston Gas and $36 million for Colonial Gas. The utility revenue model policy framework issues under REV, including: change in the corporate income tax rate will reduce these amounts by rate-making reform; earnings opportunities (platform service revenues approximately $29 million and $7 million for Boston Gas and Colonial and earning adjustment mechanisms or EAMs); competitive market- Gas, respectively. In addition, significant tax liabilities to National Grid’s based earnings; customer data access; non-wires alternative solutions US Treasury organisation that have been recorded at the 35% tax rate to displace traditional capital investment; standby service tariff will now be paid at the lower 21% tax rate creating a significant benefit enhancements; opt-in rate design (time-of-use rates, smart home rate that will be returned to customers. The Company will be proposing pilots); enhancements to large customer demand charges; scorecard to return this benefit to customers over a similar time period that the metrics; and mass market rate design. The Company’s initial Distributed actual benefits are to be earned, however this time period and resulting System Implementation Plan (DSIP) was filed with NYPSC on 30 June additional rate reductions will not be determined until late spring or 2016 and identified incremental investments in utility infrastructure early summer 2018. necessary for developing DSP capabilities, market enablement and operations, advanced metering functionality, grid modernisation, and Gas system enhancement programmes (GSEP) cyber security and privacy measures within the first five years. The DSIP On the gas side, on 5 May 2017, MADPU approved our recovery is required to be updated and filed with NYPSC every two years, with of approximately $50.6 million, related to $241 million of anticipated the next update to be filed by 30 June 2018. The joint proposal approved investments in 2017 under an accelerated pipe replacement program, by the NYPSC in March 2018 includes investments related to grid through rates effective from May 2016 to April 2018. However, due to modernisation, cyber security, and new electricity and gas products the application of the GSEP revenue cap, we are required to defer and services. It also sets out a process to progress advanced metering recovery of an additional $5.5 million of the 2017 revenue requirement, infrastructure (AMI) in Upstate New York. The joint proposal also includes until we have room under the GSEP revenue cap to recover the deferred outcome-based EAMs to target energy and system efficiency, carbon amount, or in the next rate case that covers the period of investment. reductions, and customer engagement. Additional Information  |  The business in detail National Grid Annual Report and Accounts 2017/18 189

The business in detail continued Clean Energy Standard (CES) Power Sector Transformation Initiative NYPSC issued an order on 1 August 2016 adopting a CES, consistent In December 2016, the National Governors Association selected Rhode with the State Energy Plan, that 50% of New York’s electricity is to be Island as one of four states to participate in a 16-month collaborative generated by renewable sources by 2030 as part of a strategy to reduce effort with state agencies and key stakeholders, including the Company, greenhouse gas emissions by 40% by 2030. In particular, the CES to develop a state action plan for modernising the electric power sector established: obligations on load serving entities (LSEs) to financially and integrating clean energy. This effort, referred to as the Power Sector support new renewable generation resources that serve their retail Transformation Initiative, builds off of the SIRI collaborative effort that customers through Renewable Energy Credits (RECs); and to financially began in 2014 and resulted in a vision document released in January support existing at-risk nuclear generators through the purchase of 2016. Following months of stakeholder meetings, the Phase One zero emissions credits (ZECs). The first REC and ZEC compliance years Report was delivered to Governor Raimondo in November 2017 with under the CES began 1 January 2017 and 1 April 2017, respectively. recommendations to modernise the utility business model, deploy On 16 March 2018, the NYPSC approved the New York State Energy advance meters to build a connected distribution grid, leverage Research and Development Authority’s (NYSERDA) 2018 compliance distribution system information to increase system efficiency, and period programme budgets and authorised reallocation of previously advance electrification beneficial to system efficiency and greenhouse approved, but unspent, funds from the 2017 compliance period and gas emissions. the further reallocation of funds from uncommitted System Benefits Charge, Energy Efficiency Portfolio Standard, and/or Renewable FERC Portfolio Standard funds to pay for 2018 CES administrative costs with Complaints on New England transmission allowed RoE all unspent compliance funds to be reallocated rather than returned In September 2011, December 2012, July 2014, and April 2016, a series to LSEs during the annual reconciliation process as proposed by of four complaints were filed with FERC against certain transmission NYSERDA. As a result of this reallocation, there is no need to collect owners, including our New England electricity transmission business, additional funds for the 2018 compliance period. to lower the base RoE, which FERC had authorised at 11.14% prior to the first complaint. FERC issued orders resolving only the first complaint, Rhode Island with the last order in March 2015, lowering the base RoE to 10.57%. Rhode Island electric and gas infrastructure, safety and A number of parties, including the Company, appealed FERC’s order reliability (ISR) plans on the first complaint to US federal court. On 14 April 2017, the court State law provides our Rhode Island electric and gas operating vacated FERC’s order and remanded the first complaint back to FERC, divisions with rate mechanisms that allow us to recover capital requiring FERC to reconsider the methodology it adopted in its order. It investment, including a return, and certain expenses outside is too early to determine when or how FERC will decide the four pending base rate proceedings through the submission of annual electric RoE complaints against the Company in light of the court’s decision. and gas ISR plans. Formula Rate 206 Proceeding RIPUC approved the fiscal year 2019 gas and electric ISR plans on On 28 December 2015, FERC initiated a proceeding under Section 206 7 March 2018 and 20 March 2018, respectively. The electric ISR plan of the Federal Power Act. The Commission found that ISO-New England encompasses a $106.86 million spending programme for capital Transmission, Markets, and Services Tariff is unjust, unreasonable, investment and $10.9 million for operating and maintenance expenses and unduly discriminatory or preferential. The Commission found that for vegetation management and inspection and maintenance. The ISO-NE’s Tariff lacks adequate transparency and challenge procedures gas ISR plan encompasses $106.7 million for capital investment with regard to the formula rates for ISO-NE Participating Transmission and incremental operation and maintenance expense. Owners (‘NETOs’). In addition, the Commission found that the ISO-NE PTOs’ current RNS (‘Regional Network Service’) and LNS (‘Local Rhode Island combined gas and electric rate case Network Service’) formula rates appear to be unjust, unreasonable, On 27 November 2017, we filed a rate plan for our Rhode Island electric unduly discriminatory or preferential, or otherwise unlawful. The distribution and gas businesses to take effect from 1 September 2018. Commission explained that the formula rates appear to lack sufficient The rate case provides an opportunity to recalibrate base rates to detail in order to determine how certain costs are derived and recovered reflect changes in costs since the last rate case, which was effective in the formula rates. Accordingly, the Commission established hearing in February 2013. Rhode Island regulation also allows for proforma and settlement judge procedures. Several parties are active in the and normalising adjustments to test year data that include forecasts proceeding including FERC staff, various consumer interested consumer for costs expected in a future rate year. parties, NESCOE (‘New England States Committee on Electricity’), and several municipal light departments. The parties have negotiated Our rate plan included forecast data for the two twelve-month periods a set of formula rate protocols and are currently engaged in settlement ending 31 August 2020 and 2021 for informational purposes, providing negotiations and have conducted several settlement conferences the RIPUC with an option for a multi-year rate plan. The rate plan was at FERC relative to RNS and LNS rates. filed prior to the passage of the Tax Cuts and Jobs Act of 2017 (Tax Act), which lowered the federal income tax rate from 35% to 21%. The revenue request prior to the Tax Act was increases of $41.3 million for electric and $30.3 million for gas. The change in the corporate income tax rate on revenues to be collected during the rate year will reduce these amounts by approximately $9.7 million and $9.6 million for electric and gas, respectively. In addition, significant tax liabilities to the US Treasury that have been recorded at the 35% tax rate will now be paid at the lower 21% tax rate, creating a significant benefit that will be returned to customers. We will be proposing to return this benefit to customers over a similar period that the actual benefits are to be earned. However, this period and resulting additional rate reductions will not be determined until late spring or early summer. The filing includes increases for IT investment and other cost increases, as well as staffing level increases of 68 and 71 electric and gas employees to meet our work plans over the next three years. The electric request includes funding for projects and programmes to support the Rhode Island Power Sector Transformation Initiative, including investments in advanced metering, grid modernisation, electric vehicle infrastructure, and a solar and storage demonstration project. The gas request includes funding to modernise the IT infrastructure that supports our core gas distribution operating capabilities. The filing is based on an RoE of 10.1% and a capital structure of 51% equity and 49% debt. 190 National Grid Annual Report and Accounts 2017/18 Additional Information  |  The business in detail

Additional Information Summary of US price controls and rate plans ‡ † § ◊ 2014 2015 2016 2017 2018 2019 2020 base Rate Mar(31 2018) Equity-to-debt ratio Allowed return equityon Achieved return equityon Mar(31 2018) Revenue decoupling tracker Capital Commodity- related bad debt true-up Pension/OPEB true-up Niagara Mohawk1 New York $4,980m 48:52 9.0% 8.8% P P Public Service (upstate, electricity) Commission Niagara Mohawk $1,163m 48:52 9.0% 7.9% P P (upstate, gas) KEDNY (downstate)2 $3,004m 48:52 9.0% 9.0% P P P KEDLI (downstate)3 $2,346m 48:52 9.0% 10.1% P P P Massachusetts Massachusetts Department of Electric/Nantucket $2,448m 50:50 9.9% 9.0% P Public Utilities Electric Boston Gas $2,024m 50:50 9.75% 7.1% P Colonial Gas $455m 50:50 9.75% 4.7% P Rhode Island Narragansett Electric $737m 49:51 9.5% 5.6% P Public Utilities Commission Narragansett Gas $742m 49:51 9.5% 8.4% P Federal Energy Narragansett $718m 50:50 10.57% 11.5% n/a n/a Regulatory Commission Canadian $30m 100:0 13.0% 13.0% n/a n/a Interconnector New England Power $1,661m 66:34 10.57% 11.0% n/a n/a Long Island Generation $408m 47:53 9.9% 13.5% n/a n/a 1. Both transmission and distribution, excluding stranded costs. Rate filing made  Feature in place 2. KeySpan Energy Delivery New York (The Brooklyn Union Gas Company). 3. KeySpan Energy Delivery Long Island (KeySpan Gas East Corporation). New rates effective P  Feature partially in place Rate plan ends Rates continue indefinitely Multi-year rate plan †Revenue decoupling §Commodity-related bad debt true-up A mechanism that removes the link between a utility’s revenue and sales A mechanism that allows a utility to reconcile commodity-related bad volume so that the utility is indifferent to changes in usage. Revenues debt to either actual commodity-related bad debt or to a specified are reconciled to a revenue target, with differences billed or credited commodity-related bad debt write-off percentage. For electricity to customers. Allows the utility to support energy efficiency. utilities, this mechanism also includes working capital. ‡Capital tracker ◊Pension/OPEB true-up A mechanism that allows for the recovery of the revenue requirement A mechanism that reconciles the actual non-capitalised costs of of incremental capital investment above that embedded in base pension and OPEB and the actual amount recovered in base rates. rates, including depreciation, property taxes and a return on the The difference may be amortised and recovered over a period or incremental investment. deferred for a future rate case. Additional Information  |  The business in detail National Grid Annual Report and Accounts 2017/18 191

Task force on Climate-related Financial Disclosures In June 2017, the Financial Stability Board released its final report on Below we include our first disclosures in response, across the four the recommendations of the Task force on Climate-related Financial themes. We have embarked on a longer term process to determine how Disclosures (TCFD). The voluntary framework for disclosure of climate- we most clearly articulate our assessment of financial impacts of climate related information in financial filings is structured around four themes: change and climate-related scenarios, including a 2°C scenario. This is governance, strategy, risk management, and metrics and targets. There a scenario that limits the global average temperature increase to 2°C are eleven specific recommended disclosures across these areas that above the pre-industrial average, against the specific recommendations. are applicable to companies in all sectors, and further supplemental guidance for energy utilities in particular, relating to strategy, and metrics and targets. TCFD Recommendations 1. Governance Our long-term investment plans are determined with reference to forecasts Our stakeholders fully expect National Grid to operate sustainably. We are also consistent with the outputs from our Future Energy Scenarios publication committed to minimising our environmental impact, both now and in the longer (available on our website), which provide credible pathways for the future term. We constantly balance this with the need to provide secure and affordable of energy supply in Great Britain out to 2050. energy for our customers and consumers both, and to help society to decarbonise its energy requirements. The scenarios are used as a basis for a range of further National Grid activities, and are the starting point for our regulated long-term investment. They are also Our principal businesses build and invest for the long term. Ensuring that we a reference point for other National Grid reports, such as the Gas Ten Year develop networks that are robust to withstand extreme weather events is a critical Statement, the Electricity Ten Year Statement, and the System Operability part of our investment strategy. Our customers and our regulators expect this Framework. Reports concerning our UK operations under the 2008 Climate to be the case. Change Act were released in 2010 and updated in 2016.   Responsibility for asset investment and maintenance planning is delegated In the US, our long-term investment decisions are informed by internal views under the Group’s Delegation of Authority statement to the businesses. on the impact of changing environmental conditions. In addition to our views on changing environmental conditions, we also consider the range of possible For the Group as a whole, the Safety, Environmental and Health Committee regulatory and policy responses. Our regulators in New York are encouraging (SEH Committee) operates as a sub-committee of the Board. Under its terms new incentive opportunities as part of their Reforming the Energy Vision (REV) of reference, it is responsible for assessing how the Company adapts its business proceedings and prepared an Electric and Gas Grid Resiliency Plan in 2016. in light of climate change, which includes: i) At least twice a year, consideration of reports on the Company’s environmental The existence of significant transition opportunities is one of the primary reasons performance, including carbon emissions; and why we established National Grid Ventures. Our partnership with Sunrun in 2017 ii) At least once a year, a review of the Company’s environmental strategy. The serves as an example of an opportunity of which we have taken advantage to SEH Committee does not have a remit to consider the financial implications of respond to these opportunities. climate change on the Company. 3. Risk management In terms of applying TCFD to the Company, in 2017/18, summary papers setting Our approach to identifying and managing the risks in our business is set out the implications of the recommendations on the Company were presented out on page 18, with our principal risks set out on page 19. to the Audit Committee in September 2017 and March 2018. Management is currently formally evaluating the governance processes and the role and The most significant climate-related exposure we face in the short term is responsibilities of the Audit and SEH Committees in this area. in relation to winter storms in the US, see page 31 for more information on our storm response. 2. Strategy The sustainability and climate change landscape is fundamentally changing In the long term, the risk of flooding is of primary concern and we have learned a our industry and the way we operate. As part of our regular portfolio evaluation great deal over the last 10 years as flooding events have become more frequent activity, we consider the attractiveness of each of our key businesses under and intense. a range of future environmental scenarios. In addition, and as described further on pages 193-196 in our disclosures around The Principal Operations section of the Annual Report on pages 28-33 include risk factors, we are increasingly subject to regulation in relation to climate change examples of opportunities and plans to respond to the risk of climate change, and there are requirements for us to reduce our own carbon emissions, as well such as the move towards low carbon and the deployment of the charging as enabling reduction in energy use by our customers. infrastructure for electric vehicles. 4. Metrics and targets Our updated global environmental sustainability strategy (Our Contribution) We have included a number of relevant metrics from Our Contribution in the was launched in June 2017 and is available on our website. It sets out our Responsible Business section (see page 35). ambition to transform the way we do business and provide a sustainable legacy from our operations. We include disclosure of our Scope 1, Scope 2, and Scope 3 greenhouse gas (GHG) emissions on page 16. The strategy sets out our targets to reduce greenhouse gas emissions by 45% by 2020, 70% by 2030 and 80% by 2050. We have been awarded a position The Company continues to evaluate the most appropriate metrics and targets to on the Climate A List by CDP in recognition of our work to mitigate climate benchmark, measure and report, in order to facilitate compliance with the TCFD change, an accolade given to the top 5% of companies worldwide. Further recommendations. We are speaking to our peers, investors, credit rating agencies details about Our Contribution are set out on page 35. and advisors in these areas and will take their feedback into consideration as we further develop our metrics as well as subsequent discussions. Transition risks and opportunities are similar for both the UK and the north- eastern United States as both regions have set targets to reduce greenhouse gas emissions economy-wide 80% by 2050. In the UK our regulated business has incentives related to carbon emission reductions. There are technical and commercial risks and opportunities arising from the increased connection of low carbon generation to our networks, and from the delivery of infrastructure to deliver low carbon energy. 192 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Task Force on Climate-related Financial Disclosures

Additional Information Internal control and risk factors Disclosure controls Because of its inherent limitations, internal control over financial reporting Working with management, including the Chief Executive and Finance may not prevent or detect misstatements. Also, projections of any Director, we have evaluated the effectiveness of the design and operation evaluation of effectiveness to future periods are subject to risk that of our disclosure controls and procedures as at 31 March 2018. Our controls may become inadequate because of changes in conditions, disclosure controls and procedures are designed to provide reasonable or that the degree of compliance with the policies or procedures assurance of achieving their objectives. However, the effectiveness of may deteriorate. any system of disclosure controls and procedures has limitations, including the possibility of human error and the circumvention or Management’s evaluation of the effectiveness of the Company’s internal overriding of the controls and procedures. control over financial reporting was based on the revised Internal Control-Integrated Framework (2013) issued by the Committee of Even effective disclosure controls and procedures provide only Sponsoring Organizations of the Treadway Commission. Based on reasonable assurance of achieving their objectives. Based on the this evaluation, management concluded that our internal control over evaluation, the Chief Executive and Finance Director concluded that the financial reporting was effective as at 31 March 2018. disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that Deloitte LLP, which has audited our consolidated financial statements we file and submit under the Exchange Act is recorded, processed, for the year ended 31 March 2018, has also audited the effectiveness summarised and reported as and when required and that such of our internal control over financial reporting. Their attestation report information is accumulated and communicated to our management, can be found on page 92. including the Chief Executive and Finance Director, as appropriate, to allow timely decisions regarding disclosure. During the year, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely Internal control over financial reporting to materially affect it. Our management, including the Chief Executive and Finance Director, has carried out an evaluation of our internal control over financial Risk factors reporting pursuant to the Disclosure Guidance and Transparency Management of our risks is an important part of our internal control Rules sourcebook and Section 404 of the Sarbanes-Oxley Act 2002. environment, as we describe on pages 18-21. In addition to the principal As required by Section 404, management is responsible for establishing risks listed we face a number of inherent risks that could have a material and maintaining an adequate system of internal control over financial adverse effect on our business, financial condition, results of operations reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the and reputation, as well as the value and liquidity of our securities. Exchange Act). Any investment decision regarding our securities and any forward- Our internal control over financial reporting is designed to provide looking statements made by us should be considered in the light reasonable assurance regarding the reliability of financial reporting of these risk factors and the cautionary statement set out on the and the preparation of financial statements for external purposes inside back cover. An overview of the key inherent risks we face in accordance with generally accepted accounting principles. is provided below. Risk factors Potentially harmful activities Aspects of the work we do could potentially harm employees, We are subject to laws and regulations in the UK and US governing contractors, members of the public or the environment. health and safety matters to protect the public and our employees and contractors, who could potentially be harmed by these activities Potentially hazardous activities that arise in connection with our business as well as laws and regulations relating to pollution, the protection of include the generation, transmission and distribution of electricity and the the environment, and the use and disposal of hazardous substances storage, transmission and distribution of gas. Electricity and gas utilities and waste materials. also typically use and generate hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of These expose us to costs and liabilities relating to our operations our operations that are not currently regarded or proved to have adverse and properties, including those inherited from predecessor bodies, effects but could become so, such as the effects of electric and whether currently or formerly owned by us, and sites used for the magnetic fields. disposal of our waste. A significant safety or environmental incident, or the failure of our safety The cost of future environmental remediation obligations is often processes or of our occupational health plans, as well as the breach of inherently difficult to estimate and uncertainties can include the extent our regulatory or contractual obligations or our climate change targets, of contamination, the appropriate corrective actions and our share could materially adversely affect our results of operations and our of the liability. We are increasingly subject to regulation in relation to reputation. climate change and are affected by requirements to reduce our own carbon emissions as well as to enable reduction in energy use by our Safety is a fundamental priority for us and we commit significant customers. If more onerous requirements are imposed or our ability resources and expenditure to process safety and to monitoring personal to recover these costs under regulatory frameworks changes, this safety, occupational health and environmental performance, and to could have a material adverse impact on our business, reputation, meeting our obligations under negotiated settlements. results of operations and financial position. Additional Information  |  Internal control and risk factors National Grid Annual Report and Accounts 2017/18 193

Internal control and risk factors continued Infrastructure and IT systems We may suffer a major network failure or interruption, Weather conditions can affect financial performance and severe or may not be able to carry out critical operations due to the weather that causes outages or damages infrastructure together failure of infrastructure, data or technology or a lack of supply. with our actual or perceived response could materially adversely affect operational and potentially business performance and Operational performance could be materially adversely affected by our reputation. a failure to maintain the health of our assets or networks, inadequate forecasting of demand, inadequate record keeping or control of data Malicious attack, sabotage or other intentional acts, including or failure of information systems and supporting technology. This in turn breaches of our cyber security, may also damage our assets could cause us to fail to meet agreed standards of service, incentive (which include critical national infrastructure) or otherwise and reliability targets, or be in breach of a licence, approval, regulatory significantly affect corporate activities and, as a consequence, requirement or contractual obligation. Even incidents that do not amount have a material adverse impact on our reputation, business, to a breach could result in adverse regulatory and financial consequences, results of operations and financial condition. as well as harming our reputation. Unauthorised access to, or deliberate breaches of, our IT systems Where demand for electricity or gas exceeds supply, including where may also lead to manipulation of our proprietary business data we do not adequately forecast and respond to disruptions in energy or customer information. supplies, and our balancing mechanisms are not able to mitigate this fully, a lack of supply to consumers may damage our reputation. Unauthorised access to private customer information may make us liable for a violation of data privacy regulations. Even where In addition to these risks, we may be affected by other potential events that we establish business continuity controls and security against are largely outside our control, such as the impact of weather (including as threats against our systems, these may not be sufficient. a result of climate change and major storms), unlawful or unintentional acts of third parties, insufficient or unreliable supply or force majeure. Law, regulation and political and economic uncertainty Changes in law or regulation or decisions by governmental Decisions or rulings concerning, for example: bodies or regulators and increased political and economic • whether licences, approvals or agreements to operate or uncertainty could materially adversely affect us. supply are granted, amended or renewed, whether consents for construction projects are granted in a timely manner or whether Most of our businesses are utilities or networks subject to regulation there has been any breach of the terms of a licence, approval by governments and other authorities. Changes in law or regulation or or regulatory requirement; and regulatory policy and precedent, (including any changes arising as a • timely recovery of incurred expenditure or obligations, the result of the UK’s exit from the European Union), including decisions of ability to pass through commodity costs, a decoupling of energy governmental bodies or regulators, in the countries or states in which usage and revenue, and other decisions relating to the impact of we operate could materially adversely affect us. We may fail to deliver general economic conditions on us, our markets and customers, any one of our customer, investor and wider stakeholder propositions the impact of US tax reform, implications of climate change due to increased political and economic uncertainty. and of advancing energy technologies, whether aspects of our activities are contestable, the level of permitted revenues and If we fail to engage in the energy policy debate, we may not be able dividend distributions for our businesses and in relation to to influence future energy policy and deliver our strategy. proposed business development activities, could have a material adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future. For further information see pages 186-191, which explain our regulatory environment in detail. Business performance Current and future business performance may not meet our If we do not meet these targets and standards, or if we are not able expectations or those of our regulators and shareholders. to deliver the US rate plans strategy successfully, we may not achieve the expected benefits, our business may be materially adversely Earnings maintenance and growth from our regulated gas and affected and our performance, results of operations and reputation electricity businesses will be affected by our ability to meet or exceed may be materially harmed and we may be in breach of regulatory or efficiency targets and service quality standards set by, or agreed with, contractual obligations. our regulators. 194 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Internal control and risk factors

Additional Information Growth and business development activity Failure to respond to external market developments and execute investment targets and attractive financing and the impact of our growth strategy may negatively affect our performance. competition for onshore transmission in both the UK and US) and Conversely, new businesses or activities that we undertake internal uncertainties (including actual performance of our existing alone or with partners may not deliver target outcomes and operating companies and our business planning model assumptions may expose us to additional operational and financial risk. and ability to integrate acquired businesses effectively). As a result, we may suffer unanticipated costs and liabilities and other Failure to grow our core business sufficiently and have viable options unanticipated effects. for new future business over the longer term or failure to respond to the threats and opportunities presented by emerging technology or We may also be liable for the past acts, omissions or liabilities innovation (including for the purposes of adapting our networks to of companies or businesses we have acquired, which may be meet the challenges of increasing distributed energy resources) could unforeseen or greater than anticipated. In the case of joint ventures, negatively affect the Group’s credibility and reputation and jeopardise we may have limited control over operations and our joint venture the achievement of intended financial returns. partners may have interests that diverge from our own. Our business development activities and the delivery of our growth The occurrence of any of these events could have a material adverse ambition, include acquisitions, disposals, joint ventures, partnering and impact on our results of operations or financial condition, and could organic investment opportunities such as development activities relating also impact our ability to enter into other transactions. to changes to the energy mix and the integration of distributed energy resources and other advanced technologies. These are subject to a wide range of both external uncertainties (including the availability of potential Exchange rates, interest rates and commodity price indices Changes in foreign currency rates, interest rates or In addition, our results of operations and net debt position may commodity prices could materially impact earnings be affected because a significant proportion of our borrowings, or our financial condition. derivative financial instruments and commodity contracts are affected by changes in interest rates, commodity price indices and exchange We have significant operations in the US and so are subject to the rates, in particular the dollar to sterling exchange rate. exchange rate risks normally associated with non UK operations, including the need to translate US assets and liabilities, and income Furthermore, our cash flow may be materially affected as a result of and expenses, into sterling, our primary reporting currency. settling hedging arrangements entered into to manage our exchange rate, interest rate and commodity price exposure, or by cash collateral movements relating to derivative market values, which also depend on the sterling exchange rate into euro and other currencies. Post-retirement benefits We may be required to make significant contributions to fund Actual performance of scheme assets may be affected by volatility pension and other post-retirement benefits. in debt and equity markets. We participate in a number of pension schemes that together cover Changes in these assumptions or other factors may require us substantially all our employees. In both the UK and US, the principal to make additional contributions to these pension schemes which, schemes are DB schemes where the scheme assets are held to the extent they are not recoverable under our price controls independently of our own financial resources. or state rate plans, could materially adversely affect the results of our operations and financial condition. In the US, we also have other post-retirement benefit schemes. Estimates of the amount and timing of future funding for the UK and US schemes are based on actuarial assumptions and other factors, including: the actual and projected market performance of the scheme assets; future long-term bond yields; average life expectancies; and relevant legal requirements. Additional Information  |  Internal control and risk factors National Grid Annual Report and Accounts 2017/18 195

Internal control and risk factors continued Financing and liquidity An inability to access capital markets at commercially including a limit requiring National Grid plc to hold an investment acceptable interest rates could affect how we maintain grade long-term senior unsecured debt credit rating. and grow our businesses. In addition, some of our regulatory arrangements impose restrictions Our businesses are financed through cash generated from our ongoing on the way we can operate. These include regulatory requirements operations, bank lending facilities and the capital markets, particularly for us to maintain adequate financial resources within certain parts of the long-term debt capital markets. our operating businesses and may restrict the ability of National Grid plc and some of our subsidiaries to engage in certain transactions, Some of the debt we issue is rated by credit rating agencies and including paying dividends, lending cash and levying charges. changes to these ratings may affect both our borrowing capacity and borrowing costs. In addition, restrictions imposed by regulators may also The inability to meet such requirements or the occurrence of any limit how we service the financial requirements of our current businesses such restrictions may have a material adverse impact on our business or the financing of newly acquired or developing businesses. and financial condition. Financial markets can be subject to periods of volatility and shortages The remediation plans in place or being implemented to address of liquidity, for example as a result of unexpected political or economic financial control weaknesses may not operate as expected, as a events. If we were unable to access the capital markets or other sources result of which we may be unable to provide accurate financial of finance at commercially acceptable rates for a prolonged period, information to our debt investors in a timely manner. our cost of financing may increase, the discretionary and uncommitted elements of our proposed capital investment programme may need to Our debt agreements and banking facilities contain covenants, be reconsidered and the manner in which we implement our strategy including those relating to the periodic and timely provision of financial may need to be reassessed. information by the issuing entity and financial covenants, such as restrictions on the level of subsidiary indebtedness. Such events could have a material adverse impact on our business, results of operations and prospects. Failure to comply with these covenants, or to obtain waivers of those requirements, could in some cases trigger a right, at the lender’s Some of our regulatory agreements impose lower limits for the long-term discretion, to require repayment of some of our debt and may restrict senior unsecured debt credit ratings that certain companies within the our ability to draw upon our facilities or access the capital markets. Group must hold or the amount of equity within their capital structures, Customers and counterparties Customers and counterparties may not perform their obligations. To the extent that counterparties are contracted with for physical commodities (gas and electricity) and they experience events that Our operations are exposed to the risk that customers, suppliers, banks impact their own ability to deliver, we may suffer supply interruption and other financial institutions and others with whom we do business will as described in Infrastructure and IT systems on page 194. not satisfy their obligations, which could materially adversely affect our financial position. There is also a risk to us where we invest excess cash or enter into derivatives and other financial contracts with banks or other financial This risk is significant where our subsidiaries have concentrations of institutions. Banks who provide us with credit facilities may also fail receivables from gas and electricity utilities and their affiliates, as well as to perform under those contracts. industrial customers and other purchasers, and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions. Employees and others We may fail to attract, develop and retain employees with the As a result, there may be a material adverse effect on our business, competencies, including leadership and business capabilities, financial condition, results of operations and prospects. values and behaviours required to deliver our strategy and vision and ensure they are engaged to act in our best interests. There is a risk that an employee or someone acting on our behalf may breach our internal controls or internal governance framework Our ability to implement our strategy depends on the capabilities and or may contravene applicable laws and regulations. This could have performance of our employees and leadership at all levels of the business. an impact on the results of our operations, our reputation and our Our ability to implement our strategy and vision may be negatively affected relationship with our regulators and other stakeholders. by the loss of key personnel or an inability to attract, integrate, engage and retain appropriately qualified personnel, or if significant disputes arise with our employees. 196 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Internal control and risk factors

Additional Information Shareholder information Articles of Association Rights, preferences and restrictions The following description is a summary of the material terms of our (i) Dividend rights Articles and applicable English law. It is a summary only and is qualified National Grid may not pay any dividend otherwise than out of profits in its entirety by reference to the Articles. available for distribution under the Companies Act 2006 and other applicable provisions of English law. In addition, as a public company, Summary National Grid may only make a distribution if, at the time of the The Articles set out the Company’s internal regulations. Copies are distribution, the amount of its net assets is not less than the aggregate available on our website and upon request. Amendments to the Articles of its called up share capital and undistributable reserves (as defined have to be approved by at least 75% of those voting at a general meeting in the Companies Act 2006) and to the extent that the distribution does of the Company. Subject to company law and the Articles, the Directors not reduce the amount of those assets to less than that aggregate. may exercise all the powers of the Company. They may delegate Ordinary shareholders and ADS holders receive dividends. authorities to committees and day-to-day management and decision- making to individual Executive Directors. The committee structure is Subject to these points, shareholders may, by ordinary resolution, set out on page 44. declare dividends in accordance with the respective rights of the shareholders, but not exceeding the amount recommended by the General Board. The Board may pay interim dividends if it considers that National The Company is incorporated under the name National Grid plc and Grid’s financial position justifies the payment. Any dividend or interest is registered in England and Wales with registered number 4031152. unclaimed for 12 years from the date when it was declared or became Under the Companies Act 2006, the Company’s objects are unrestricted. due for payment will be forfeited and revert to National Grid. Directors (ii) Voting rights Under the Articles, a Director must disclose any personal interest in Subject to any rights or restrictions attached to any shares and to any a matter and may not vote in respect of that matter, subject to certain other provisions of the Articles, at any general meeting on a show of limited exceptions. As permitted under the Companies Act 2006, the hands, every shareholder who is present in person will have one vote and Articles allow non-conflicted Directors to authorise a conflict or potential on a poll, every shareholder will have one vote for every share they hold. conflict for a particular matter. In doing so, the non-conflicted Directors On a show of hands or poll, shareholders may cast votes either personally must act in a way they consider, in good faith, will be most likely or by proxy. A proxy need not be a shareholder. Under the Articles, all to promote the success of the Company for the benefit of the substantive resolutions at a general meeting must be decided on a poll. shareholders as a whole. Ordinary shareholders and ADS holders can vote at general meetings. The Directors (other than a Director acting in an executive capacity) (iii) Liquidation rights are paid fees for their services. In total, these fees must not exceed In a winding up, a liquidator may (in each case with the sanction of a £2,000,000 per year or any higher sum decided by an ordinary resolution special resolution passed by the shareholders and any other sanction at a general meeting of shareholders. In addition, special pay may be required under English law): (a) divide among the shareholders the awarded to a Director who acts in an executive capacity, serves on a whole or any part of National Grid’s assets (whether the assets are of committee, performs services which the Directors consider to extend the same kind or not); the liquidator may, for this purpose, value any beyond the ordinary duties of a director, devotes special attention to the assets and determine how the division should be carried out as between business of National Grid, or goes or lives abroad on the Company’s shareholders or different classes of shareholders, or (b) transfer any part behalf. Directors may also receive reimbursement for expenses properly of the assets to trustees on trust for the benefit of the shareholders as incurred, and may be awarded pensions and other benefits. The the liquidator determines. In neither case will a shareholder be compelled compensation awarded to the Executive Directors is determined by the to accept assets upon which there is a liability. Remuneration Committee. Further details of Directors’ remuneration are set out in the Directors’ Remuneration Report (see pages 63-79). (iv) Restrictions There are no restrictions on the transfer or sale of ordinary shares. The Directors may exercise all the powers of National Grid to borrow Some of the Company’s employee share plans, details of which are money. However, the aggregate principal amount of all the Group’s contained in the Directors’ Remuneration Report, include restrictions borrowings outstanding at any time must not exceed £35 billion or on the transfer of shares while the shares are subject to the plan. Where, any other amount approved by shareholders by an ordinary resolution under an employee share plan operated by the Company, participants at a general meeting. are the beneficial owners of the shares but not the registered owner, the voting rights may be exercised by the registered owner at the direction Directors can be appointed or removed by the Board or shareholders of the participant. Treasury shares do not attract a vote or dividends. at a general meeting. Directors must stand for election at the first AGM following their appointment to the Board. Each Director must retire Variation of rights at least every three years, although they will be eligible for re-election. Subject to applicable provisions of English law, the rights attached to In accordance with best practice introduced by the UK Corporate any class of shares of National Grid may be varied or cancelled. This Governance Code, all Directors wishing to continue in office currently must be with the written consent of the holders of three quarters in offer themselves for re-election annually. No person is disqualified nominal value of the issued shares of that class, or with the sanction from being a Director or is required to vacate that office by reason of a special resolution passed at a separate meeting of the holders of attaining a maximum age. of the shares of that class. A Director is not required to hold shares in National Grid in order to qualify as a Director. Additional Information  |  Shareholder information National Grid Annual Report and Accounts 2017/18 197

Shareholder information continued General meetings Description of securities other than equity securities: AGMs must be convened each year within six months of the Company’s depositary fees and charges accounting reference date upon 21 clear days’ advance written notice. The Bank of New York Mellon, as the Depositary, collects fees, Under the Articles, any other general meeting may be convened provided by deducting those fees from the amounts distributed or by selling at least 14 clear days’ written notice is given, subject to annual approval a portion of distributable property, for: of shareholders. In certain limited circumstances, the Company can • delivery and surrender of ADSs directly from investors depositing convene a general meeting by shorter notice. The notice must specify, shares or surrendering ADSs for the purpose of withdrawal or among other things, the nature of the business to be transacted, the from intermediaries acting for them; and place, the date and the time of the meeting. • making distributions to investors (including, it is expected, cash dividends). Rights of non-residents There are no restrictions under the Articles that would limit the rights The Depositary may generally refuse to provide fee attracting services of persons not resident in the UK to vote in relation to ordinary shares. until its fees for those services are paid. Disclosure of interests Persons depositing or withdrawing Under the Companies Act 2006, National Grid may, by written notice, shares must pay: For require a person whom it has reasonable cause to believe to be or to $5.00 per 100 ADSs (or portion of 100 Issuance of ADSs, including issuances have been, in the last three years, interested in its shares to provide ADSs) resulting from a distribution of shares additional information relating to that interest. Under the Articles, failure or rights or other property; cancellation to provide such information may result in a shareholder losing their of ADSs for the purpose of withdrawal, including if the Deposit Agreement rights to attend, vote or exercise any other right in relation to terminates; and distribution of securities shareholders’ meetings. distributed to holders of deposited securities that are distributed by the Under the UK Disclosure Guidance and Transparency Rules Depositary to ADS holders. sourcebook, there is also an obligation on a person who acquires or Registration or transfer fees Transfer and registration of shares on ceases to have a notifiable interest in shares in National Grid to notify our share register to or from the name the Company of that fact. The disclosure threshold is 3% and disclosure of the Depositary or its agent when they is required each time the person’s direct and indirect holdings reach, deposit or withdraw shares. exceed or fall below each 1% threshold thereafter. Expenses of the Depositary Cable, telex and facsimile transmissions (when expressly provided in the Deposit The UK City Code on Takeovers and Mergers imposes strict disclosure Agreement); and converting foreign requirements with regard to dealings in the securities of an offeror or currency to dollars. offeree company, and also on their respective associates, during the Taxes and other governmental charges As necessary. course of an offer period. Other regulators in the UK, US and elsewhere the Depositary or the Custodian has to may have, or assert, notification or approval rights over acquisitions pay on any ADS or share underlying an or transfers of shares. ADS, for example, stock transfer taxes, stamp duty or withholding taxes Depositary payments to the Company The Depositary reimburses the Company for certain expenses it incurs The Company’s Deposit Agreement under which the ADSs are issued in relation to the ADS programme. The Depositary also pays the allows a fee of up to $0.05 per ADS to be charged for any cash standard out-of-pocket maintenance costs for the ADSs, which consist distribution made to ADS holders, including cash dividends. ADS holders of the expenses for the mailing of annual and interim financial reports, who receive cash in relation to the 2017/18 final dividend will be charged printing and distributing dividend cheques, electronic filing of US federal a fee of $0.02 per ADS by the Depositary prior to distribution of the tax information, mailing required tax forms, stationery, postage, facsimile cash dividend. and telephone calls. It also reimburses the Company for certain investor relationship programmes or special investor relations promotional Documents on display activities. There are limits on the amount of expenses for which National Grid is subject to the filing requirements of the Exchange Act, the Depositary will reimburse the Company, but the amount of as amended. In accordance with these requirements, we file reports and reimbursement is not necessarily tied to the amount of fees the other information with the SEC. These materials, including this document, Depositary collects from investors. may be inspected during normal business hours at our registered office 1–3 Strand, London WC2N 5EH or at the SEC’s Public Reference Room For the period 17 May 2017 to 16 May 2018, the Company received at 100 F Street, NE, Washington, DC 20549. For further information about a total of $3,193,221.42 in reimbursements from the Depositary the Public Reference Room, please call the SEC at 1-800-SEC-0330. consisting of $1,232,993.66, $1,319,388.99 and $640,838.77 received Some of our filings are also available on the SEC’s website at in September 2017, December 2017 and January 2018 respectively. www.sec.gov. Fees that are charged on cash dividends will be apportioned between the Depositary and the Company. Events after the reporting period As set out in note 15 and note 35 of the financial statements on page Any questions from ADS holders should be directed to The Bank of 132 and 177 respectively, on 1 May 2018, the Group announced that New York Mellon at the contact details on page 223. it had entered into an agreement with Quadgas Investments BidCo Limited regarding the potential sale of its remaining 25% equity interest in Quadgas HoldCo Limited, the holding company for Cadent Gas Limited. Refer to notes 4 and 15 for details on the accounting implications on the results for the year ended 31 March 2018 in relation to this agreement. Exchange controls There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends, interest or other payments to non-UK resident holders of ordinary shares except as otherwise set out in Taxation on pages 200-202 and except in respect of the governments of and/or certain citizens, residents or bodies of certain countries (described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document). 198 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Shareholder information

Additional Information Exchange rates When purchasing shares, the Company has, and will continue to, The following table shows the history of the exchange rates of one pound take into account market conditions prevailing at the time, other sterling to US dollars for the periods indicated. investment and financing opportunities and the overall financial position of the Company. Dollar equivalent of £1 sterling At the 2017 General Meeting and Annual General Meeting the Company High Low sought authority to purchase shares to return part of the proceeds from April 2018 1.43 1.38 the sale of a majority interest in the Company’s UK Gas Distribution March 2018 1.42 1.37 business, at approximately £835 million, to shareholders by way of on-market purchases of the Company’s ordinary shares. This has now February 2018 1.42 1.39 been completed. During the year the Company also purchased ordinary January 2018 1.42 1.35 shares in the capital of the Company as part of the management of the December 2017 1.35 1.33 dilutive effect of share issuances under the scrip dividend scheme. November 2017 1.35 1.31 Percentage Average1 of called Number of Total up share 2017/18 1.33 shares nominal value capital 2016/17 1.31 Shares held in Treasury purchased in prior years1 193,119,878 £22,006,683.751 4.90%1 2015/16 1.51 Shares purchased and held in 2014/15 1.61 Treasury during the year4,5 113,871,660 £14,155,715.872 3.13% 3 2013/14 1.60 Shares transferred from Treasury 1. The average for each period is calculated by using the average of the exchange rates on the during the year (to employees 2 3 last day of each month during the period. See weighted average exchange rate on page 96. under employee share plans) 8,282,409 £1,029,610.25 0.23% Maximum number of shares held Material interests in shares in Treasury during the year 282,960,111 £35,175,590.972 7.78% 3 As at 31 March 2018, National Grid had been notified of the following holdings in voting rights of 3% or more in the issued share capital 1. As at 31 March 2017 (Nominal value: 11 17/43 p; Called up share capital: 3,942,983,447) prior to share consolidation effective on 22 May 2017. of the Company: 2. Nominal value: 12 204/473p. 3. Called up share capital of 3,637,747,827 ordinary shares as at the date of this report. Number of % of voting 4. From 02 June 2017 to 26 March 2018. ordinary shares rights1 5. Shares purchased for a total cost of £1,016,862,703. BlackRock, Inc. 226,370,780 6.47 Of which, Maximum The Capital Group Companies, Inc. 145,094,617 3.88 number of value that shares may yet be Competrol International Investments Limited 125,733,926 3.72 purchased purchased as part of as part of 1. This number is calculated in relation to the issued share capital at the time the holding Total number of Average publicly publicly was disclosed. shares price paid announced announced purchased per share (£) plans plans (£m) As at 16 May 2018, no further notifications have been received. April – – – – May – – – – The rights attached to ordinary shares are detailed on page 197. All ordinary shares and all major shareholders have the same voting June1 7,793,766 10.054 7,793,766 – rights. The Company is not, to the best of its knowledge, directly or July1 11,609,079 9.377 11,609,079 – indirectly controlled. August1 9,331,917 9.558 9,331,917 – 1 Share capital September 15,295,727 9.470 15,295,727 – As at 16 May 2018, the share capital of the Company consists of October1,2 7,858,778 9.228 7,858,778 – ordinary shares of 12 204/473 pence nominal value each and ADSs, November1,2 11,089,402 8.893 11,089,402 – which represent five ordinary shares each. December1,2 9,605,998 8.721 9,605,998 – 2 Authority to purchase shares January 17,940,6 49 8.519 17,940,6 49 – Shareholder approval was given at the 2017 AGM to purchase up to February2,3 10,213,586 7.477 10,213,586 – 10% of the Company’s share capital (being 344,116,240 ordinary shares). March2,3 13,132,758 7.622 13,132,758 – The Directors intend to seek shareholder approval to renew this authority at the 2018 AGM. Total 113,871,660 8.830 113,871,660 – Shares were purchased as part of publicly announced plans, as detailed below, which In some circumstances, the Company may find it advantageous to have expired and under which the Company does not intend to make further purchases: have the authority to purchase its own shares in the market, where the 1. Announced 2 June 2017 and Expired: 27 December 2017 (Authority for no. shares: 343,910,318 ordinary shares up to $578 million). Directors believe this would be in the interests of shareholders generally. 2. Announced: 9 October 2017 and Expired: 15 May 2018 (Authority for no. shares: 344,116,240 The Directors believe that it is an important part of the financial ordinary shares up to $557.60 million ). management of the Company to have the flexibility to repurchase issued 3. Announced: 14 February 2018 and Expired: 3 April 2018 (Authority for no. shares: 23,346,344 shares in order to manage its capital base, including actively managing ordinary shares).  No purchases were made in the United States or in respect of the Company’s ADSs. share issuances from the operation of the scrip dividend scheme. It is expected that repurchases to manage share issuances under the scrip As at the date of this report, the Company held 281,396,774 ordinary dividend scheme will not exceed 2.5% of the issued share capital shares as treasury shares, representing 7.74% of the Company’s called (excluding treasury shares) per annum. up share capital. Additional Information  |  Shareholder information National Grid Annual Report and Accounts 2017/18 199

Shareholder information continued Authority to allot shares Price history Shareholder approval was given at the 2017 AGM to allot shares The following table shows the highest and lowest intraday market prices of up to one third of the Company’s share capital. The Directors are for our ordinary shares and ADSs for the periods indicated. seeking this same level of authority this year. The Directors consider that the Company will have sufficient flexibility with this level of authority Ordinary share (pence) ADS ($) to respond to market developments and this authority is in line with High Low High Low investor guidelines. 2017/18 1,174.36 733.00 75.29 51.44 The Directors currently have no intention of issuing new shares, 2016/17 1,148.00 888.90 74.97 56.50 or of granting rights to subscribe for or convert any security into 2015/16 998.20 806.40 72.53 63.75 shares, except in relation to, or in connection with, the operation and 2014/15 965.00 806.22 77.21 62.25 management of the Company’s scrip dividend scheme and the exercise of options under the Company’s share plans. No issue of shares will be 2013/14 849.50 711.00 70.07 55.16 made which would effectively alter control of the Company without the 2017/18 Q4 879.70 733.00 59.07 51.44 sanction of shareholders in general meeting. Q3 981.77 859.30 63.36 57.65 Q2 981.77 914.60 65.60 60.08 The Company expects to actively manage the dilutive effect of share issuance arising from the operation of the scrip dividend scheme. In Q1 1,174.36 950.60 75.29 62.59 some circumstances, additional shares may be allotted to the market 2016/17 Q4 1,022.50 906.80 64.22 56.54 for this purpose under the authority provided by this resolution. Under Q3 1,114.50 888.90 71.43 56.50 these circumstances, it is expected that the associated allotment of Q2 1,148.00 1,035.50 74.97 69.05 new shares (or rights to subscribe for or convert any security into shares) will not exceed 1% of the issued share capital (excluding Q1 1,096.00 945.00 74.67 66.52 treasury shares) per year. April 2018 850.40 789.50 59.33 55.46 March 2018 810.30 735.50 56.99 51.44 Dividend waivers The trustees of the National Grid Employees Share Trust, which February 2018 816.10 733.00 57.61 51.51 are independent of the Company, waived the right to dividends paid January 2018 879.70 793.70 59.07 56.63 during the year, and have agreed to waive the right to future dividends, December 2017 889.40 860.70 60.62 57.65 in relation to the ordinary shares and ADSs held by the trust. Under the Company’s ADS programme, the right to dividends in relation Shareholder analysis to the ordinary shares underlying the ADSs was waived during the year The following table includes a brief analysis of shareholder numbers by the Depositary, under an arrangement whereby the Company pays and shareholdings as at 31 March 2018. the monies to satisfy any dividends separately to the Depositary for distribution to ADS holders entitled to the dividend. This arrangement Number of % of Number of % of is expected to continue for future dividends. Size of shareholding shareholders shareholders shares shares 1-50 181,008 21.1411 5,548,121 0.1525 Share price 51-100 222,451 25.9815 15,693,078 0.4314 National Grid ordinary shares are listed on the London Stock Exchange 101-500 356,339 41.6191 74,091,129 2.0367 under the symbol NG and the ADSs are listed on the New York Stock 501-1,000 48,391 5.6519 33,694,975 0.9263 Exchange under the symbol NGG. 1,001-10,000 45,090 5.2663 110,446,732 3.0361 US$ pence 10,001-50,000 1,829 0.2136 33,248,050 0.9140 105 1,150 50,001-100,000 234 0.0273 16,832,870 0.4627 100,001-500,000 441 0.0515 104,097,557 2.8616 95 1,050 500,001-1,000,000 118 0.0138 83,235,041 2.2881 1,000,001+ 290 0.0339 3,160,860,274 86.8906 85 950 Total 856,191 100 3,6 37,747,827 100 75 850 Taxation The discussion in this section provides information about certain US federal income tax and UK tax consequences for US Holders (defined 65 750 below) of owning ADSs and ordinary shares. A US Holder is the beneficial owner of ADSs or ordinary shares that: • is for US federal income tax purposes (i) an individual citizen or 55 650 resident of the United States, (ii) a corporation created or organised under the laws of the United States, any state thereof or the District of Apr 2017 Aug 2017 Dec 2017 Mar 2018 Columbia, (iii) an estate, the income of which is subject to US federal NG/�N ��uit� �pence� NGG �� ��uit� ����� income tax without regard to its source or (iv) a trust if a court within �ource� �loo��er� the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes; • is not resident or ordinarily resident in the UK for UK tax purposes; and • does not hold ADSs or ordinary shares in connection with the conduct of a business or the performance of services in the UK or otherwise in connection with a branch, agency or permanent establishment in the UK. 200 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Shareholder information

Additional Information This discussion is not a comprehensive description of all the US federal Taxation of dividends income tax and UK tax considerations that may be relevant to any The UK does not currently impose a withholding tax on dividends paid particular investor (including consequences under the US alternative to US Holders. minimum tax or net investment income tax) and does not address state, local, or other tax laws. National Grid has assumed that shareholders, US Holders should assume that any cash distribution paid by us with including US Holders, are familiar with the tax rules applicable to respect to ADSs or ordinary shares will be reported as dividend income investments in securities generally and with any special rules to which for US federal income tax purposes. While dividend income received they may be subject. This discussion deals only with US Holders who from non-US corporations is generally taxable to a non-corporate US hold ADSs or ordinary shares as capital assets. It does not address the Holder as ordinary income for US federal income tax purposes, dividend tax treatment of investors who are subject to special rules, such as: income received by a non-corporate US Holder from us generally will be • financial institutions; taxable at the same favourable rates applicable to long-term capital gains • insurance companies; provided (i) either (a) we are eligible for the benefits of the Tax Convention • dealers in securities or currencies; or (b) ADSs or ordinary shares are treated as ‘readily tradable’ on an • investors who elect mark-to-market treatment; established securities market in the United States and (ii) we are not, • entities treated as partnerships or other pass-through entities for our taxable year during which the dividend is paid or the prior year, a and their partners; passive foreign investment company for US federal income tax purposes • individual retirement accounts and other tax-deferred accounts; (a PFIC), and certain other requirements are met. We (1) expect that our • tax-exempt organisations; shares will be treated as ‘readily tradable’ on an established securities • investors who own (directly or indirectly) 10% or more of our market in the United States as a result of the trading of ADSs on the shares (by vote or value); New York Stock Exchange and (2) believe we are eligible for the • investors who hold ADSs or ordinary shares as a position benefits of the Tax Convention. in a straddle, hedging transaction or conversion transaction; • persons that have ceased to be US citizens or lawful permanent Based on our audited financial statements and the nature of our residents of the US; and business activities, we believe that we were not treated as a PFIC for • US Holders whose functional currency is not the US dollar. US federal income tax purposes with respect to our taxable year ending 31 March 2018. In addition, based on our current expectations regarding The statements regarding US and UK tax laws and administrative the value and nature of our assets, the sources and nature of our income, practices set forth below are based on laws, treaties, judicial decisions and the nature of our business activities, we do not anticipate becoming and regulatory interpretations in effect on the date of this document. a PFIC in the foreseeable future. These laws and practices are subject to change without notice, potentially with retroactive effect. In addition, the statements set forth Dividends received by corporate US Holders with respect to ADSs or below are based on the representations of the Depositary and assume ordinary shares will not be eligible for the dividends received deduction that each party to the Deposit Agreement will perform its obligations generally allowed to corporations. thereunder in accordance with its terms. Taxation of capital gains US Holders of ADSs generally will be treated as the owners of the US Holders will not be subject to UK taxation on any capital gain ordinary shares represented by those ADSs for US federal income realised on the sale or other disposition of ADSs or ordinary shares. tax purposes. For the purposes of the Tax Convention, the Estate Tax Convention and UK tax considerations, this discussion assumes that Provided that we are not a PFIC for any taxable year during which a US Holder of ADSs will be treated as the owner of the ordinary shares a US Holder holds their ADSs or ordinary shares, upon a sale or other represented by those ADSs. HMRC has stated that it will continue to disposition of ADSs or ordinary shares, a US Holder generally will apply its long-standing practice of treating a holder of ADSs as holding recognise capital gain or loss for US federal income tax purposes equal the beneficial interest in the ordinary shares represented by the ADSs; to the difference between the US dollar value of the amount realised however, we note that this is an area of some uncertainty and may be on the sale or other disposition and the US Holder’s adjusted tax basis subject to change. in the ADSs or ordinary shares. Such capital gain or loss generally will be long-term capital gain or loss if the ADSs or ordinary shares were US Holders should consult their own advisors regarding the tax held for more than one year. For non-corporate US Holders, long-term consequences of buying, owning and disposing of ADSs or ordinary capital gain is generally taxed at a lower rate than ordinary income. shares in light of their particular circumstances, including the effect A US Holder’s ability to deduct capital losses is subject to significant of any state, local, or other tax laws. limitations. Additional Information  |  Shareholder information National Grid Annual Report and Accounts 2017/18 201

Shareholder information continued UK stamp duty and stamp duty reserve tax (SDRT) UK inheritance tax Transfers of ordinary shares – SDRT at the rate of 0.5% of the An individual who is domiciled in the US for the purposes of the Estate amount or value of the consideration will generally be payable on any Tax Convention and who is not a UK national for the purposes of the agreement to transfer ordinary shares that is not completed using a Estate Tax Convention will generally not be subject to UK inheritance tax duly stamped instrument of transfer (such as a stock transfer form). in respect of (i) the ADSs or ordinary shares on the individual’s death or (ii) a gift of the ADSs or ordinary shares during the individual’s lifetime. Where an instrument of transfer is executed and duly stamped before This is not the case where the ADSs or ordinary shares are part of the the expiry of the six year period beginning with the date on which the business property of the individual’s permanent establishment in the agreement is made, the SDRT liability will be cancelled. If a claim is UK or relate to a fixed base in the UK of an individual who performs made within the specified period, any SDRT which has been paid will independent personal services. be refunded. SDRT is due whether or not the agreement or transfer is made or carried out in the UK and whether or not any party to that Special rules apply to ADSs or ordinary shares held in trust. In the agreement or transfer is a UK resident. exceptional case where the ADSs or shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Purchases of ordinary shares completed using a stock transfer Convention generally provides for the tax paid in the UK to be credited form will generally result in a UK stamp duty liability at the rate of against tax paid in the US. 0.5% (rounded up to the nearest £5) of the amount or value of the consideration. Paperless transfers under the CREST paperless Capital gains tax (CGT) for UK resident shareholders settlement system will generally be liable to SDRT at the rate of 0.5%, You can find CGT information relating to National Grid shares for and not stamp duty. SDRT is generally the liability of the purchaser UK resident shareholders on the investor section of our website. and UK stamp duty is usually paid by the purchaser or transferee. Share prices on specific dates are also available on our website. Transfers of ADSs – No UK stamp duty will be payable on the acquisition or transfer of existing ADSs or beneficial ownership of ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times outside the UK. An agreement for the transfer of ADSs in the form of ADRs will not result in a SDRT liability. A charge to stamp duty or SDRT may arise on the transfer of ordinary shares to the Depositary or The Bank of New York Mellon as agent of the Depositary (the Custodian). The rate of stamp duty or SDRT will generally be 1.5% of the value of the consideration or, in some circumstances, the value of the ordinary shares concerned. However, there is no 1.5% SDRT charge on the issue of ordinary shares (or, where it is integral to the raising of new capital, the transfer of ordinary shares) to the Depositary or the Custodian. The Depositary will generally be liable for the stamp duty or SDRT. Under the terms of the Deposit Agreement, the Depositary will charge any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are delivered against such deposits. If the stamp duty is not a multiple of £5, the duty will be rounded up to the nearest multiple of £5. US information reporting and backup withholding tax Dividend payments made to US Holders and proceeds paid from the sale, exchange, redemption or disposal of ADSs or ordinary shares to US Holders may be subject to information reporting to the US Internal Revenue Service (IRS). Such payments may be subject to backup withholding taxes if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. US Holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of ADSs or ordinary shares, including reporting requirements related to the holding of certain foreign financial assets. 202 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Shareholder information

Additional Information Other disclosures All-employee share plans Conflicts of interest The Company has a number of all-employee share plans as described In accordance with the Companies Act 2006, the Board has a policy and below, which operated during the year. These allow UK- or US-based procedure in place for the disclosure and authorisation (if appropriate) of employees to participate in either HMRC (UK) or IRS (US) approved actual and potential conflicts of interest. The Board continues to monitor plans and to become shareholders in National Grid. and note possible conflicts of interest that each Director may have. The Directors are regularly reminded of their continuing obligations in relation Sharesave to conflicts, and are required annually to review and confirm their external Employees resident in the UK are eligible to participate in the Sharesave interests. During the year ended 31 March 2018, no actual or potential plan. Under this plan, participants may contribute between £5 and £500 conflicts of interest were identified, which required approval by the Board. in total each month, for a fixed period of three years, five years or both. The Board has also considered and noted a number of situations Contributions are taken from net salary. in relation to which no actual conflict of interest was identified. SIP Corporate governance practices: differences from New York Employees resident in the UK are eligible to participate in the SIP. Stock Exchange (NYSE) listing standards Contributions up to £150 per month are deducted from participants’ The Company is listed on the NYSE and is therefore required to disclose gross salary and used to purchase ordinary shares in National Grid differences in its corporate governance practices adopted as a UK listed each month. The shares are placed in trust. company, compared with those of a US company. US Incentive Thrift Plans The corporate governance practices of the Company are primarily Employees of National Grid’s US companies are eligible to participate based on the requirements of the Code but substantially conform to in the Thrift Plans, which are tax-advantaged savings plans (commonly those required of US companies listed on the NYSE. The following is referred to as 401(k) plans). They are DC pension plans that give a summary of the significant ways in which the Company’s corporate participants the opportunity to invest up to applicable federal salary limits. governance practices differ from those followed by US companies The federal limits for calendar year 2017 are: for pre-tax contributions, under Section 303A Corporate Governance Standards of the NYSE. a maximum of 50% of salary limited to $18,000 for those under the age of 50 and $24,000 for those age 50 and above; for post-tax contributions, The NYSE rules and the Code apply different tests for the independence up to 15% of salary. The total amount of employee contributions (pre-tax of Board members. and post-tax) may not exceed 50% of compensation, and are further subject to the combined federal annual contribution limit of $54,000. The NYSE rules require a separate nominating/corporate governance For calendar year 2018, participants may invest up to the applicable committee composed entirely of independent Directors. There is no federal salary limits: for pre-tax contributions, a maximum of 50% of requirement for a separate corporate governance committee in the UK. salary limited to $18,500 for those under the age of 50 and $24,500 for Under the Company’s corporate governance policies, all Directors on the those age 50 and above; for post-tax contributions, up to 15% of salary. Board discuss and decide upon governance issues, and the Nominations The total amount of employee contributions (pre-tax and post-tax) may Committee makes recommendations to the Board with regard to certain not exceed 50% of compensation, and are further subject to the of the responsibilities of a corporate governance committee. combined federal annual contribution limit of $55,000. The NYSE rules require listed companies to adopt and disclose corporate ESPP governance guidelines. While the Company reports compliance with Employees of National Grid’s US companies are eligible to participate the Code in each Annual Report and Accounts, the UK requirements in the ESPP (commonly referred to as a 423(b) plan). Eligible employees do not require the Company to adopt and disclose separate corporate have the opportunity to purchase ADSs on a monthly basis at a 15% governance guidelines. discounted price. Under the plan, employees may contribute up to 20% of base pay each year, up to a maximum annual contribution The NYSE rules require a separate audit committee composed of at least of $18,888 to purchase ADSs in National Grid. three independent members. While the Company’s Audit Committee exceeds the NYSE’s minimum independent Non-executive Director Change of control provisions membership requirements, it should be noted that the quorum for a No compensation would be paid for loss of office of Directors on a meeting of the Audit Committee, of two independent Non-executive change of control of the Company. As at 31 March 2018, the Company Directors, is less than the minimum membership requirements under had undrawn borrowing facilities of £4.3 billion available to it with a the NYSE rules. number of banks and a further £1.07 billion of drawn bank loans which, on a change of control of the Company following a takeover bid, may The NYSE rules require a compensation committee composed entirely of alter or terminate. All the Company’s share plans contain provisions independent Directors, and prescribe criteria to evaluate the independence relating to a change of control. Outstanding awards and options would of the committee’s members and its ability to engage external compensation normally vest and become exercisable on a change of control, subject to advisors. While the Code prescribes different independence criteria, the satisfaction of any performance conditions at that time. In the event the Non-executive Directors on the Remuneration Committee have of a change of control of the Company, a number of governmental and each been deemed independent by the Board under the NYSE rules. regulatory consents or approvals are likely to be required, arising from Although the evaluation criteria for appointment of external advisors laws or regulations of the UK, US or the EU. Such consents or approvals differ under the Code, the Remuneration Committee is solely may also be required for acquisitions of equity securities that do not responsible for appointment, retention and termination of such advisors. amount to a change of control. Directors’ indemnity No other agreements that take effect, alter or terminate upon a change The Company has arranged, in accordance with the Companies Act of control of the Company following a takeover bid are considered to be 2006 and the Articles, qualifying third-party indemnities against financial significant in terms of their potential impact on the business as a whole. exposure that Directors may incur in the course of their professional duties. Equivalent qualifying third-party indemnities were, and remain, Code of Ethics in force for the benefit of those directors who stood down from the Board In accordance with US legal requirements, the Board has adopted a in prior financial years for matters arising when they were directors of the Code of Ethics for senior financial professionals. This code is available Company. Alongside these indemnities, the Company places Directors’ on our website: www.nationalgrid.com (where any amendments or and Officers’ liability insurance cover for each director. waivers will also be posted). There were no amendments to, or waivers of, our Code of Ethics during the year. Employees We negotiate with recognised unions. It is our policy to maintain well developed communications and consultation programmes and there have been no material disruptions to our operations from labour disputes during the past five years. National Grid believes that it can conduct its relationships with trade unions and employees in a satisfactory manner. Additional Information  |  Other disclosures National Grid Annual Report and Accounts 2017/18 203

Other disclosures continued Human rights National Grid made no donations in the EU during the year, including Respect for human rights is incorporated into our employment practices donations as defined for the purposes of the Political Parties, Elections and our values, which are integral to our Code of ethical business and Referendums Act 2000. National Grid USA and its affiliated New conduct – the way in which we conduct ourselves allows us to build York and federal political action committees (each, a PAC) made political trust with the people we work with. We earn this trust by doing things donations in the US totalling $62,100 (£44,321) during the year. National in the right way, building our reputation as an ethical company that our Grid USA’s affiliated New York PAC was funded partly by contributions stakeholders want to do business with, and that our employees want from National Grid USA and certain of its subsidiaries and partly by to work for. Although we do not have specific policies relating to human voluntary employee contributions. National Grid USA’s affiliated federal rights, slavery or human trafficking, our procurement policies integrate PAC was funded wholly by voluntary employee contributions. sustainability into the way we do business throughout our supply chain, so that we create value, preserve natural resources and respect the Property, plant and equipment interests of the communities we serve and from which we procure goods This information can be found under the heading note 12 Property, and services. Through our Global Supplier Code of Conduct (GSCoC), plant and equipment on pages 129-130, note 20 Borrowings on we expect our suppliers to keep to all laws relating to their business, as pages 140-141 and where we operate on page 185. well as adhere to the principles of the United Nations Global Compact, the Ethical Trading Initiative Base Code, the UK Modern Slavery Act 2015 Research and development and innovation activity and for our UK suppliers, the requirements of the Living Wage Foundation. Investment in research and development during the year for the Group was £13 million (2016/17: £14 million; 2015/16: £19 million). Delivering Listing Rule 9.8.4 R cross reference table value to our stakeholders has continued to be a focus throughout Information required to be disclosed by LR 9.8.4 R (starting on 2017/18, with sustained innovation investment across our UK page indicated): Regulated business areas: UK Electricity Transmission (ET) and UK Gas Transmission (GT). Collaboration remains crucial in search of new Interest capitalised Page 116 technologies and techniques to challenge the way we work. A focus Publication of unaudited financial information Not applicable has been on articulation of our innovation strategies through a joint Electricity and joint Gas Innovation strategy working alongside the Details of long-term incentive schemes Not applicable Distribution Network Operators (DNOs) and the Gas Distribution Waiver of emoluments by a director Not applicable Networks (GDNs) respectively. Due to the way in which we work with Waiver of future emoluments by a director Not applicable a large number of partners on new ideas, our disclosed research and Non-pre-emptive issues of equity for cash Not applicable development expenditure is lower than the overall contribution we make to the industry. We only disclose directly incurred expenditure, and not Item (7) in relation to major subsidiary undertakings Not applicable those amounts our partners contribute to joint or collaborative projects. Parent participation in a placing by a listed subsidiary Not applicable Contracts of significance Not applicable The UK ET innovation investment continues to advance our strategic Provision of services by a controlling shareholder Not applicable ambitions to reduce the cost of delivering a secure, reliable and sustainable electricity transmission system. This year we have signed a Shareholder waivers of dividends Page 200 £40 million Innovation Partnership with Siemens to research and develop Shareholder waivers of future dividends Page 200 the use of Gas Insulated Lines (GIL) on the electricity transmission Agreements with controlling shareholders Not applicable network. Within this partnership we also plan to develop an alternative SF6 free insulating gas mixture that has less than 0.05% of the global Material contracts warming impact of SF6. We have made progress on our portfolio of On 31 March 2017 we sold a 61% interest in our UK Gas Distribution 50 innovation projects. At Deeside the overhead line test area is now business (now known as Cadent) to the Consortium and at the same in the construction phase and tender designs for the substation are time entered into an agreement with the Consortium for the potential under development. Design work for the refurbishment on converting future sale and purchase of an additional 14% equity interest in Cadent. the control room into the Innovation Centre has now commenced. On 30 April 2018 we entered into a further agreement with the This year we have completed a research programme to extend the life Consortium for the potential future sale and purchase of the of our overhead line fittings. The research helped us to develop a greater remaining 25% equity interest in Cadent. understanding of how the environment affects our overhead line spans. This included an in-depth understanding of how the energy input In addition, each of our Executive Directors has a Service Agreement from wind-induced motion and corrosive compounds increases the and each Non-executive Director has a Letter of Appointment. Apart deterioration rate of conductors and fittings. The insight from these from these, no contract (other than contracts entered into in the ordinary projects has enhanced our ability to target spending on those assets course of business) has been entered into by the Group within the two at highest risk of developing defects and failures, optimising our years immediately preceding the date of this report which is, or may be replacement plans. So far, we have analysed 265km of line, reducing material; or which contains any provision under which any member of our RIIO-T1 spending by £49 million from last year. the Group has any obligation or entitlement which is material to the Group at the date of this report. Scouting for the use of advanced materials has outlined 35 potential opportunities to apply improved materials on the electricity transmission Political donations and expenditure network along with the benefits they will provide to the system. At this year’s AGM the Directors will again seek authority from shareholders, on a precautionary basis, for the Company and its The System Operator (SO) published its first ever Innovation Strategy in subsidiaries to make donations to registered political parties and February 2018, sparking dialogue and collaboration across the industry other political organisations and/or incur political expenditure in the and driving collaborative innovation across both gas and electricity European Union (EU), in each case in amounts not exceeding £125,000 transmission networks. The control room and forecasting teams have in aggregate. The definitions of these terms in the Companies Act 2006 been able to use the initial outputs from our solar PV monitoring and are very wide and as a result this can cover bodies such as those forecasting projects, to help balance the system at times of high demand concerned with policy review, law reform and the representation of uncertainty. The SO Open Innovation Day brought in suppliers and the business community. It could include special interest groups, such potential innovation partners from around the industry to develop as those involved with the environment, which the Company and its new proposals for solving SO challenges, the best ideas are now being subsidiaries might wish to support, even though these activities are developed into full Network Innovation Allowance projects. We are also not designed to support or influence support for a particular party. a partner in two Vehicle to Grid (V2G) projects being funded through The Companies Act 2006 states that all-party parliamentary groups the £20 million BEIS competition announced last year, including a are not political organisations for these purposes, meaning the authority £9.8 million large-scale demonstrator project with Nissan. to be sought from shareholders is not relevant to interactions with such groups. The Company has no intention of changing its current practice of not making political donations or incurring political expenditure within the ordinary meaning of those words. This authority is therefore being sought to ensure that none of the Company’s activities inadvertently infringe these rules. 204 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Other disclosures

Additional Information Power Potential is a £9.5 million SO project in collaboration with UK In 2017/18, we continued to invest and participate in several significant Power Networks; £8 million of the project is funded through the 2016 pilot projects with the intent of obtaining operational knowledge and Network Innovation Competition (NIC). The project aims to create a experience of technology-driven system impacts. Below are a few regional reactive power market for distributed energy resources and examples of our R&D projects: generate additional capacity on the network. This is a regional power • We are pre-approved to construct up to 20 MW of photovoltaic (PV) market trial that will improve coordination between the SO, UK Power facilities in Massachusetts as part of our ‘Solar Phase II’ programme. Networks (as a regional electricity distributor) and renewable energy These PV sites are designed with advanced grid interactive control generators connected to the distribution network in the South East of features, beyond what typical PV facilities are required to provide. England. The market will help renewable energy generators offer their Operating and analysing the performance of these grid interactive services to the SO, via a Distributed Energy Resource Management controls will help prepare and futureproof our system to enable a high System located in UK Power Networks’ distribution system. This will penetration of distributed energy resources on the distribution system. improve communication and coordination to maximise network capacity We are also pre-approved to construct up to 14 MW of PV facilities by better managing system constraints, giving the SO better access to in conjunction with 7 MW of battery storage in Massachusetts as previously unexploited power. New commercial frameworks will also part of our ‘Solar Phase III’ programme. The intent of this project create new revenue streams for renewable energy generators. If successful, is to demonstrate the value of energy storage in the system peak the regional power market model could be introduced to 59 other sites load shaving, solar ramp rate control and mitigation of power and potentially save up to £412 million for UK consumers by 2050. quality issues. • We are engaged with Electric Power Research Institute (EPRI) on The SO has teamed up with industry and academics to find better a number of programmes such as distributed energy resources ways of operating the electricity network with the £9.3 million Enhanced integration, energy storage, asset management, system operations, Frequency Control Capability (EFCC) project; £6.9 million of funding for information and communication technology and system planning. this was awarded in the 2014 NIC. EFCC has developed a wide-area • We are progressing four New York Reforming the Energy Vision pilot monitoring and control system to coordinate and maximise the projects, which are 1) Fruit Belt Neighbourhood Solar, 2) Community contribution of rapid frequency response from a diverse range of Resilience, 3) Demand Reduction, and 4) Distribution System Platform providers. This will assist with frequency management in a future to test new technologies and business models in which distributed energy system, where increased volumes of renewable generation energy resources are integrated for grid operations. and interconnectors, coupled with a reduction of thermal generation • We support several US Department of Energy projects under have, and will continue to, reduce system inertia levels. the SunShot programme, aimed to further the integration and proliferation of solar PV. The SO is also working in partnership with Scottish Power Electricity • Lessons learned from the two-year Worcester Smart Energy Networks on their £19 million Phoenix project (£15.6 million awarded Solutions pilot in Massachusetts, the Volt VAR Optimisation through 2016 NIC). In light of diminishing synchronous generation on the and Conservation Voltage Reduction pilot in Rhode Island have network, this project will design, deploy and operate a Hybrid-Synchronous helped shape larger scale grid modernisation proposals in each compensator (H-SC), which will aim to maximise attributes of both a of our jurisdictions. synchronous and static compensator. This project is another example of • We are preparing to demonstrate online monitoring technology at network operators exploring the use of innovative solutions to enhance transmission substations in our New England service area in order the stability and security of our electricity system. to move towards enhanced condition-based asset management. • We are building equipment test and training labs in order to support Throughout this past year, GT innovation has focused on the our initial upgrades of transmission substations across our service demonstration of value delivered by innovation to our customers, whilst area to the IEC 61850 communications standard. seeking new opportunities to add further value. April 2017 saw the • While partnering with industry organisations and other utilities, we publication of the Innovation Value Mid-Term Report, which focused on have developed a robot that enters our large diameter gas system and 10 case study projects and demonstrated a 4:1 return on investment renews the pipeline without interrupting service to our gas customers. to date. Our portfolio has continued to grow with a core set of projects We have brought the robot from an idea, to prototype, to commercial driven by safety, reliability, maintenance and asset health. Examples of tool and have now included its use into the rate structure as a viable projects on safety include the collaborative Gas Quality IGEM project, method of renewing and extending the life of our large diameter gas looking at the impact a change in gas quality specifications and the distribution infrastructure. This technology is now being deployed LiDAR project which uses light detection and ranging to carry out aerial throughout the US and UK. inspections of our pipeline to highlight any potential safety issues. The • We have developed and are deploying new equipment to stop the Compressor Data Analytics project is an example of reliability focused flow of gas in our distribution mains. This equipment is much smaller projects, seeking to maximise the reliability of our compressors and allow than previous equipment and operates at higher pressure allowing for effective scheduling of maintenance. The advanced manufacturing our work force to perform work quicker and more safely in smaller (3D printing) project addresses a key maintenance issue of obsolete excavations with less customer impact. parts, using 3D printing to allow an asset to be repaired rather than • To reinforce our commitment to the global environment, we are replaced. An example of asset health management is the Artificial evaluating best practices for reducing the release of methane Intelligence (AI) for Pipeline Coating project, which uses AI to more during maintenance activities. Technologies include the use of efficiently identify and mitigate corrosion issues across the network. draw down compressors to move and reinject the gas after the work has been completed. Research & Development (R&D) work in the US has focused on the • We are currently field testing the use of drones to perform required advancement of products, processes, systems and work methods that regulatory patrols on our gas infrastructure rather than mobilising may be new to National Grid. This is accomplished by working with internal employees. This would allow a drone to fly an autonomous, departments to identify where strategic R&D investment is needed and is pre-programmed flight plan in our remote service territory, while likely to prove beneficial to National Grid. To achieve these goals, we work transmitting video back for inspection. in collaboration with technical organisations, academia and vendors in the energy sector that align with our goals and objectives. This collaboration Unresolved SEC staff comments has also helped inform our strategic direction in response to jurisdictional There are no unresolved SEC staff comments required to be reported. requests for modernisation (Grid Modernisation in Massachusetts and ‘Reforming the Energy Vision’ in New York). We continue to focus our gas R&D on increasing public safety, protecting our workforce and reducing the cost of the work we perform. Additional Information  |  Other disclosures National Grid Annual Report and Accounts 2017/18 205

Other unaudited financial information Alternative performance measures/non-IFRS reconciliations Within the Annual Report, a number of financial measures are presented. performance, regulatory gearing, annual asset growth and Value Added These measures have been categorised as alternative performance including Value Added per share. These measures reflect the inputs measures (APMs), as per the European Securities and Markets Authority used by utility regulators to set the allowed revenues for many of our (ESMA) guidelines and the Securities and Exchange Commission (SEC) businesses. As such, we believe that they provide close correlation to conditions for use of non-GAAP Financial Measures. the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand An APM is a financial measure of historical or future financial the performance of the business. performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these We use regulatory performance measures to monitor progress measures to provide a better understanding of its underlying against our regulatory agreements and certain aspects of our strategic performance. APMs are reconciled to the most directly comparable objectives. Further, targets for certain of these performance measures IFRS financial measure where practicable. are included in the Company’s Annual Performance Plan (APP) and Long Term Performance Plan (LTPP) and contribute to how we reward The Group has defined the following financial measures as APMs derived our employees. We consider that such regulatory measures are from IFRS: net revenue, the various adjusted operating profit, earnings important supplemental measures to our IFRS reporting to ensure and earnings per share metrics detailed in the ‘adjusted profit measures’ a complete understanding of Group performance. section below, net debt, capital investment, funds from operations (FFO), FFO/interest cover and retained cash flow (RCF)/adjusted net debt. As the starting point for our Regulatory Performance Measures is not For each of these we present a reconciliation to the most directly IFRS, and these measures are not governed by IFRS, we are unable comparable IFRS measure. to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition In addition to these APMs, we also have APMs derived from regulatory rules applied have built up over many years. Instead, for each of these measures which have no basis under IFRS; we call these Regulatory we present an explanation of how the measure has been determined Performance Measures. They comprise: Group return on equity (RoE), and why it is important, and an overview as to why it would not be UK and US regulatory RoE, regulated asset base, regulated financial meaningful to provide a reconciliation to IFRS. Alternative performance measures Net revenue ‘Net revenue’ is revenue less pass-through costs, such as payments to other UK network owners, system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers. 2018 2017 2016 Pass- Pass- Pass- Gross through Net Gross through Net Gross through Net revenue costs revenue revenue costs revenue revenue costs revenue Year ended 31 March £m £m £m £m £m £m £m £m £m UK Electricity Transmission 4,154 (2,243) 1,911 4,439 (2,293) 2,146 3,977 (2,030) 1,947 UK Gas Transmission 1,091 (257) 834 1,080 (223) 857 1,047 (221) 826 US Regulated 9,272 (3,804) 5,468 8,931 (3,411) 5,520 7,493 (3,154) 4,339 National Grid Ventures and Other 776 – 776 713 – 713 824 – 824 Sales between segments (43) – (43) (128) – (128) (129) – (129) Total 15,250 (6,304) 8,946 15,035 (5,927) 9,108 13,212 (5,405) 7,8 07 Adjusted profit measures: In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year on year. The various measures are presented on pages 23-25 and reconciled below. Adjusted results, also referred to as Headline results – These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that forms part of the incentive target set annually for remunerating certain Executive Directors and further details of these items are included in Note 4 to the financial statements. Underlying results – Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in- year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). For 2017/18, as highlighted on page 209, our underlying results exclude £104 million of timing differences, as well as £142 million of storm costs (which are significant in aggregate this year) where we expect to recover the bulk of the costs incurred through regulatory mechanisms in the US. Prior period pro forma including Cadent overlay – To aid comparability with prior years, we show an estimate of adjusted and underlying results and earnings for the continuing business in 2017 and 2016, including an estimated contribution from our 39% interest in UK Gas Distribution (now Cadent). Constant currency – The adjusted profit measures are also shown on a constant currency basis to show the year on year comparisons excluding any impact of foreign currency movements. 206 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Other unaudited financial information

Additional Information Reconciliation of Statutory, Adjusted, Underlying and Underlying (pro forma) Profits and Earnings – At actual exchange rates – Continuing operations Exceptionals and Major Cadent Underlying Statutory remeasurements Adjusted Timing Storms Underlying overlay1,2 (pro forma) Year ended 31 March 2018 £m £m £m £m £m £m £m £m UK Electricity Transmission 1,041 – 1,041 14 – 1,055 – 1,055 UK Gas Transmission 487 – 487 18 – 505 – 505 US Regulated 1,734 (36) 1,698 (136) 142 1,704 – 1,704 NGV and Other 231 – 231 – – 231 – 231 Total operating profit 3,493 (36) 3,457 (104) 142 3,495 – 3,495 Net finance costs (745) (229) (974) – – (974) – (974) Share of post-tax results of JVs and associates (40) 207 167 – – 167 – 167 Profit before tax 2,708 (58) 2,650 (104) 142 2,688 – 2,688 Tax 884 (1,473) (589) 42 (51) (598) – (598) Profit after tax 3,592 (1,531) 2,061 (62) 91 2,090 – 2,090 Exceptionals and Major Cadent Underlying Statutory remeasurements Adjusted Timing Storms Underlying overlay1,2 (pro forma) Year ended 31 March 2017 £m £m £m £m £m £m £m £m UK Electricity Transmission 1,361 11 1,372 (137) – 1,235 – 1,235 UK Gas Transmission 507 4 511 (62) – 449 – 449 US Regulated 1,278 435 1,713 (199) – 1,514 – 1,514 NGV and Other 62 115 177 – – 177 – 177 Total operating profit 3,208 565 3,773 (398) – 3,375 – 3,375 Net finance costs (1,087) 58 (1,029) – – (1,029) 29 (1,000) Share of post-tax results of JVs and associates 63 – 63 – – 63 144 207 Profit before tax 2,184 623 2,807 (398) – 2,409 173 2,582 Tax (374) (292) (666) 119 – (547) (6) (553) Profit after tax 1,810 331 2,141 (279) – 1,862 167 2,029 Exceptionals and Major Cadent Underlying Statutory remeasurements Adjusted Timing Storms Underlying overlay1,2 (pro forma) Year ended 31 March 2016 £m £m £m £m £m £m £m £m UK Electricity Transmission 1,173 – 1,173 (5) – 1,168 – 1,168 UK Gas Transmission 486 – 486 (67) – 419 – 419 US Regulated 1,196 (11) 1,185 73 – 1,258 – 1,258 NGV and Other 370 – 370 – – 370 – 370 Total operating profit 3,225 (11) 3,214 1 – 3,215 – 3,215 Net finance costs (955) 99 (856) – – (856) 29 (827) Share of post-tax results of JVs and associates 59 – 59 – – 59 164 223 Profit before tax 2,329 88 2,417 1 – 2,418 193 2,611 Tax (427) (177) (604) (15) – (619) (6) (625) Profit after tax 1,902 (89) 1,813 (14) – 1,799 187 1,986 Additional Information  |  Other unaudited financial information National Grid Annual Report and Accounts 2017/18 207

Other unaudited financial informationcontinued Reconciliation of Adjusted, Underlying and Underlying (pro forma) Profits – At constant currency At constant currency Adjusted Constant at actual currency Major Cadent Underlying exchange adjustment Adjusted Timing Storms Underlying overlay1,2 (pro forma) Year ended 31 March 2017 £m £m £m £m £m £m £m £m UK Electricity Transmission 1,372 – 1,372 (137) – 1,235 – 1,235 UK Gas Transmission 511 – 511 (62) – 449 – 449 US Regulated 1,713 (102) 1,611 (187) – 1,424 – 1,424 National Grid Ventures and Other 177 4 181 – – 181 – 181 Total operating profit 3,773 (98) 3,675 (386) – 3,289 – 3,289 Net finance costs (1,029) 45 (984) – – (984) 29 (955) Share of post-tax results of JVs and associates 63 (1) 62 – – 62 144 206 Profit before tax 2,807 (54) 2,753 (386) – 2,367 173 2,540 At constant currency Adjusted Constant at actual currency Major Cadent Underlying exchange adjustment Adjusted Timing Storms Underlying overlay1,2 (pro forma) Year ended 31 March 2016 £m £m £m £m £m £m £m £m UK Electricity Transmission 1,173 – 1,173 (5) – 1,168 – 1,168 UK Gas Transmission 486 – 486 (67) – 419 – 419 US Regulated 1,185 102 1,287 79 – 1,366 – 1,366 National Grid Ventures and Other 370 2 372 – – 372 – 372 Total operating profit 3,214 104 3,318 7 – 3,325 – 3,325 Net finance costs (856) (55) (911) – – (911) 29 (882) Share of post-tax results of JVs and associates 59 1 60 – – 60 164 224 Profit before tax 2,417 50 2,467 7 – 2,474 193 2,667 Note 1: 2017 and 2016 estimates including 39% interest in UK Gas Distribution for the years ended 31 March 2017 and 31 March 2016 The 2017 and 2016 estimates include a Cadent overlay approximating a 39% stake in UK Gas Distribution (see note 9 of the annual report and accounts for further detail), we have imputed additional net income as follows: • Reduction to net finance cost of £29m in each year reflecting additional interest receivable on the shareholder loan; • Increase in share of post-tax results of joint ventures and associates based on actual underlying operating profit excluding timing reported by UK Gas Distribution in 2017 and 2016, less the effect of provisional purchase price adjustments, finance costs reflecting the cost charged to discontinued operations in the comparative periods, estimated additional financing costs at holding company level and the tax effects thereon. Note 2: Weighted average number of shares 2018 2017 2016 Millions Millions Millions Weighted average number of shares used for basic EPS 3,461 3,763 3,774 Reduction to reflect implied return of capital – (300) (300) Weighted average number of shares used for pro forma 3,461 3,463 3,474 The reduction in the weighted average number of shares is an approximation of the impact of the share consolidation and share buyback had these events taken place during the comparative periods. 208 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Other unaudited financial information

Additional Information Earnings per share calculations from continuing operations – at actual exchange rates The table below reconciles the profit before tax from continuing operations per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency. Weighted Profit after tax average Profit Non-controlling attributable to number of Earnings after tax interest shareholders shares per share Year ended 31 March 2018 £m £m £m millions pence Statutory 3,592 (1) 3,591 3,461 103.8 Adjusted (also referred to as headline) 2,061 (1) 2,060 3,461 59.5 Underlying 2,090 (1) 2,089 3,461 60.4 Weighted Profit after tax average Profit Non-controlling attributable to number of Earnings after tax interest shareholders shares per share Year ended 31 March 2017 £m £m £m millions pence Statutory 1,810 – 1,810 3,763 48.1 Adjusted (also referred to as headline) 2,141 – 2,141 3,763 56.9 Underlying 1,862 – 1,862 3,763 49.5 Underlying (pro forma) 2,029 – 2,029 3,463 58.6 Weighted Profit after tax average Profit Non-controlling attributable to number of Earnings after tax interest shareholders shares per share Year ended 31 March 2016 £m £m £m millions pence Statutory 1,902 (1) 1,901 3,774 50.4 Adjusted (also referred to as headline) 1,813 (1) 1,812 3,774 48.0 Underlying 1,799 (1) 1,798 3,774 47.6 Underlying (pro forma) 1,986 (1) 1,985 3,474 57.1 Timing impacts Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If a company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to ‘over and under recoveries’. Opening balances of over and under recoveries have been restated where appropriate to correspond with regulatory filings and calculations. UK Electricity UK Gas Transmission Transmission US Regulated Total £m £m £m £m 31 March 2017 closing balance1 (30) 112 312 394 Opening balance adjustments – (1) (218) (219) Restated 1 April 2017 opening balance (30) 111 94 175 Over/(under) recovery (14) (18) 136 104 31 March 2018 closing balance to (recover)/return (44) 93 230 279 Year on year timing variance (151) (80) (51) (282) UK Electricity UK Gas Transmission Transmission US Regulated Total £m £m £m £m 31 March 2016 closing balance1 (171) 38 147 14 Opening balance adjustments 4 12 (22) (6) Restated 1 April 2016 opening balance (167) 50 125 8 Over/(under) recovery2 137 62 187 386 31 March 2017 closing balance to (recover)/return (30) 112 312 394 Year on year timing variance 132 (5) 283 410 1. Opening US Regulated balances restated using the average rate for the year to 31 March 2018. 2. Over/under recovery restated using the average rate for the year to 31 March 2018. Additional Information  |  Other unaudited financial information National Grid Annual Report and Accounts 2017/18 209

Other unaudited financial informationcontinued UK Electricity UK Gas Transmission Transmission US Regulated Total £m £m £m £m 31 March 2015 closing balance (164) (29) 184 (9) Opening balance adjustments (12) – 56 44 Restated 1 April 2015 opening balance (176) (29) 240 35 Over/(under) recovery2 5 67 (84) (12) 31 March 2016 closing balance to (recover)/return1 (171) 38 156 23 1. Over/(under) recovery restated using the average rate for the year to 31 March 2017. 2. Closing US Regulated balances restated using the spot exchange rate as at 31 March 2017. Capital investment ‘Capital investment’ or ‘investment’ refer to additions to plant, property and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture during the period. St William Homes LLP is excluded based on the nature of this joint venture arrangement. At actual exchange rates At constant currency 2018 2017% 2018 2017 % Year ended 31 March £m £m change £m £m change UK Electricity Transmission 999 1,027 (3) 999 1,027 (3) UK Gas Transmission 310 214 45 310 214 45 US Regulated 2,424 2,247 8 2,424 2,113 15 NGV and Other 341 247 38 341 239 43 Group capex 4,074 3,735 9 4,074 3,593 13 Equity investment, funding contributions and loans to joint ventures and associates1 177 127 39 177 124 43 Group capital investment 4,251 3,862 10 4,251 3,717 14 1. Excludes £19m (2017: £10m) equity contribution to the St William Homes LLP joint venture. Net debt See note 27 on page 155 for reconciliation of net debt. Funds from operations and interest cover Funds from operations (FFO) is the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength. 2018 20171 20161 Year ended 31 March £m £m £m Interest expense (P&L) 1,128 1,082 1,035 Hybrid interest reclassified as dividend (51) (51) (49) Capitalised interest 128 109 112 Pensions interest adjustment (49) (60) (60) Interest on lease rentals adjustment 16 18 17 Unwinding of discount on provisions (75) (73) (73) Other interest adjustments 12 1 1 Interest paid (discontinued operations) – 146 – Adjusted interest expense 1,109 1,172 983 Net cash inflow from operating activities 4,710 4,320 5,368 Interest received on financial instruments 57 51 23 Interest paid on financial instruments (853) (839) (834) Dividends received 213 99 72 Working capital adjustment (118) (151) (456) Excess employer pension contributions 211 606 301 Hybrid interest reclassified as dividend 51 51 49 Lease rentals 86 86 77 Difference in net interest expense in income statement to cash flow (178) (170) (129) Difference in current tax in income statement to cash flow (206) (47) (42) Current tax related to prior periods (22) (46) (26) Cash flow from discontinued operations (207) 909 – Interest paid (discontinued operations) – (146) – Funds from operations (FFO) 3,744 4,723 4,403 Interest cover ((FFO + adjusted interest expense)/adjusted interest expense) 4.4x 5.0x 5.5x 1. Numbers for 2017 and 2016 reflect the calculations for the total Group as based on the published accounts for the respective years and have not been restated. 210 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Other unaudited financial information

Additional Information Retained cash flow (RCF)/adjusted net debt 2018 2017 2016 Year ended 31 March £m £m £m Funds from operations (FFO) 3,744 4,723 4,403 Hybrid interest reclassified as dividend (51) (51) (49) Ordinary dividends paid to shareholders (1,316) (1,463) (1,337) RCF (excluding share buybacks) 2,377 3,209 3,017 Repurchase of scrip treasury shares (178) (189) (267) RCF (net of share buybacks) 2,199 3,020 2,750 Bank overdrafts – – 3 Borrowings 26,625 28,638 28,341 Less: 50% hybrid debt (1,050) (1,033) (995) Cash and cash equivalents (329) (1,139) (127) Restricted cash – 2 2 Available-for-sale investments (2,304) (7,432) (1,951) Underfunded pension obligations 857 1,487 1,434 Operating leases adjustment1 408 526 544 Derivative asset removed from debt (479) 52 (183) Currency swaps 117 72 55 Nuclear decommissioning liabilities reclassified as debt 5 36 38 Collateral – cash received under collateral agreements (878) (709) (610) Accrued interest removed from short term debt (195) (210) (243) Adjusted net debt (includes pension deficit) 22,777 20,290 26,308 FFO/adjusted net debt 16.4% 23.3% 16.7% RCF (excluding share buybacks)/adjusted net debt 10.4% 15.8% 11.5% RCF (net of share buybacks)/adjusted net debt 9.7% 14.9% 10.5% 1. Adjustment to reclassify operating lease commitments as debt. For March 2018 this was calculated as four times the 2017/18 operating lease rental charge. Regulatory Performance Measures Regulated financial performance Regulatory financial performance is a pre interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well understood and comparable IFRS starting point through the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate profit driven regulatory returns i.e. Return on Capital Employed (RoCE) and Group Return on Equity (RoE). For the reasons noted above, the table below shows the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure. UK Electricity Transmission 2018 2017 2016 Year ended 31 March £m £m £m Reported operating profit 1,041 1,372 1,173 Movement in regulatory ‘IOUs’ 51 (288) (147) Deferred taxation adjustment 70 62 80 RAV indexation (average 3% long-run inflation) 374 356 339 Regulatory vs IFRS depreciation difference (377) (379) (368) Fast/slow money adjustment 69 34 92 Pensions (49) (47) (54) Performance RAV created 83 74 80 Regulated financial performance 1,262 1,184 1,195 UK Gas Transmission 2018 2017 2016 Year ended 31 March £m £m £m Reported operating profit 487 511 486 Movement in regulatory ‘IOUs’ (91) (120) (80) Deferred taxation adjustment 18 39 45 RAV indexation (average 3% long-run inflation) 173 168 166 Regulatory vs IFRS depreciation difference (29) (21) (18) Fast/slow money adjustment (11) (14) 18 Pensions (32) (53) (77) Performance RAV created (16) (11) (5) Regulated financial performance 499 499 535 Additional Information  |  Other unaudited financial information National Grid Annual Report and Accounts 2017/18 211

Other unaudited financial informationcontinued Regulated asset base The regulated asset base is a regulatory construct, based on pre-determined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long-term and this in turn contributes to delivering shareholder value. Our regulated asset base is comprised of our regulatory asset value in the UK, plus our rate base in the US. Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve between 5% and 7% growth in regulated asset base each year through continued investment in our networks in both the UK and US. In the UK, the way in which our transactions impact RAV is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990 and as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric and, therefore, it is not possible to provide a meaningful reconciliation between the two. In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not practical to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure. However, we include the calculation below. RAV, rate base or Total Regulated other business assets and other assets Years ended 31 March (£m at constant currency) 2018 20171 2018 20171 UK Electricity Transmission 13,045 12,479 12,651 12,034 UK Gas Transmission 6,014 5,755 5,889 5,721 US Regulated 14,762 13,751 16,683 15,238 Total Regulated 33,821 31,985 35,223 32,993 Other assets/invested capital 2,167 1,984 1,824 1,724 Total Group Regulated and other assets 35,988 33,969 37,047 34,717 1. Represented to include opening balance adjustments following the completion of the regulatory reporting pack process in 2017. US rate base and total regulated assets for 31 March 2017 have been restated in the table above at constant currency. At actual currency the values were £15,398 million and £17,063 million respectively. Other business assets and other assets/invested capital for 31 March 2017 have been restated in the table above at constant currency. At actual currency the values were £2,055 million and £1,814 million respectively. Group return on equity (RoE) Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It is the ratio of our regulatory financial performance to our measure of equity investment in assets. It therefore reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and non-controlling interests. We use Group RoE to measure our performance in generating value for our shareholders and a target for Group RoE is included in the incentive mechanisms for executive remuneration within both the APP and LTPP schemes. Group RoE is underpinned by our regulated asset base. For the reasons noted above, no reconciliation to IFRS has been presented as we do not believe it would be practical. However, we do include the calculations below. Calculation: Regulatory financial performance including a long-run assumption of 3.0% RPI inflation, less adjusted interest and adjusted taxation divided by equity investment in assets. • Adjusted interest removes interest on pensions, capitalised interest and release of provisions. • Adjusted taxation adjusts the Group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest. • Equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of National Grid Ventures and Other activities and our share of joint ventures and associates, minus opening net debt as reported under IFRS restated to the weighted average £/$ exchange rate for the year. 212 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Other unaudited financial information

Additional Information 2018 2017 2016 Year ended 31 March £m £m £m Regulated financial performance 3,392 3,906 3,663 Operating profit of other activities 255 204 374 Group financial performance 3,647 4,110 4,037 Share of post-tax results of joint ventures and associates 238 63 59 Non-controlling interests (1) 1 (3) Adjusted Group interest charge (980) (1,075) (922) Group tax charge (639) (808) (753) Tax on adjustments 27 166 4 Group financial performance after interest and tax 2,292 2,457 2,422 Opening rate base/RAV 32,446 40,435 36,998 Share of Cadent RAV 512 – – Opening NBV of non-regulated businesses 1,328 1,579 1,213 Joint ventures and associates 459 408 319 Opening goodwill 5,626 5,984 5,182 Opening capital employed 40,371 48,406 43,712 Opening net debt (21,770) (27,346) (24,024) Opening equity 18,601 21,060 19,688 Return on Equity 12.3% 11.7% 12.3% UK regulated Return on Equity (RoE) UK regulated RoEs are a measure of how the businesses are performing against the assumptions used by our regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator and that RPI inflation is equal to a long-run assumption of 3.0%. They are calculated by dividing elements of out- or under-performance versus the regulatory contract by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE. This is an important measure of UK regulated business performance and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing under the RIIO framework and also helps investors to compare our performance with similarly regulated UK entities. Reflecting the importance of this metric, it is also a key component of both the APP and LTPP schemes. The UK RoE is underpinned by the UK RAV. For the reasons noted above, no reconciliation to IFRS has been presented as we do not believe it would be practical. US regulated Return on Equity US regulated RoE is a measure of how a business is performing against the assumptions used by the regulator. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure. The returns are divided by the average rate base (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure. This is an important measure of our US regulated business performance and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of this metric, it is also a key component of both the APP and LTPP schemes. The US return is based on a calculation which gives proportionately more weighting to those jurisdictions which have a greater rate base. For the reasons noted above, no reconciliation to IFRS has been presented as we do not believe it would be practical. However we do include the calculations below. Regulatory Achieved Return on Equity Base or Allowed Return on Equity Debt: Equity Years ended 31 March % assumption 2018 2017 2018 2017 UK Electricity Transmission 60/40 13.1 13.6 10.2 10.2 UK Gas Transmission 62.5/37.5 10.0 10.8 10.0 10.0 US Regulated Avg. 50/50 8.9 8.2 9.4 9.5 Additional Information  |  Other unaudited financial information National Grid Annual Report and Accounts 2017/18 213

Other unaudited financial informationcontinued Value Added and Value Added per share Value Added is a measure that reflects the value to shareholders of our dividend and the growth in National Grid’s regulated and non-regulated assets (as measured in our rate base, for regulated entities), net of the growth in overall debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements. Value Added is derived using our regulated asset base and, as such, it is not practical to provide a meaningful reconciliation from this measure to an equivalent IFRS measure due to the reasons set out for our regulated asset base. However, the calculation is set out in the Financial Review on page 24. Value Added per share is calculated by dividing Value Added by the weighted average number of shares set out in note 7 on page 123. Regulatory gearing Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in National Grid Ventures, UK property and other assets and US other assets) is funded through debt. 2018 20171 Year ended 31 March £m £m % change UK RAV 19,059 18,219 5 US rate base 14,762 15,398 (4) Other invested capital included in gearing calculation 2,167 2,055 5 Total assets included in gearing calculation 35,988 35,672 1 Net debt (including 100% of hybrid debt) 23,002 23,284 (1) Group gearing (based on 100% of net debt) 64% 65% (2) Group gearing (excluding 50% of hybrid debt from net debt) 61% 62% (2) 1. Net debt for 2017 adjusted to include impact of future £4.01 billion return of capital relating to the sale of a stake in UK Gas Distribution. Regulatory financial performance Timing and regulated revenue adjustments As described on pages 186-191, our allowed revenues are set in accordance with our regulatory price controls or rate plans. We calculate the tariffs we charge our customers based on the estimated volume of energy we expect will be delivered during the coming period. The actual volumes delivered will differ from the estimate. Therefore, our total actual revenue will be different from our total allowed revenue. These differences are commonly referred to as timing differences. If we collect more than the allowed revenue, the balance must be returned to customers in subsequent periods, and if we collect less than the allowed level of revenue we may recover the balance from customers in subsequent periods. In the US, a substantial portion of our costs are pass-through costs (including commodity and energy efficiency costs) and are fully recoverable from our customers. Timing differences between costs of this type being incurred and their recovery through revenue are also included in timing. The amounts calculated as timing differences are estimates and subject to change until the variables that determine allowed revenue are final. Our continuing operating profit for the year includes a total estimated in-year over-collection of £104 million (2016/17: £398 million over-collection). Our closing balance at 31 March 2018 was £279 million over-recovered. In the UK, there was cumulative over-recovery of £49 million at 31 March 2018 (2017: over-recovery of £82 million for continuing operations). In the US, cumulative timing over-recoveries at 31 March 2018 were £230 million (2017: £332 million over-recovery). A sizeable part of that balance is expected to be returned to customers next year. The total estimated in-year over-or under-collection excludes opening balance adjustments related to estimates or finalisation of balances as part of regulatory submissions. In addition to the timing adjustments described above, as part of the RIIO price controls in the UK, out-performance against allowances as a result of the totex incentive mechanism, together with changes in output-related allowances included in the original price control, will almost always be adjusted in future revenue recoveries, typically starting in two years’ time. We are also recovering revenues in relation to certain costs incurred (for example pension contributions made) in prior years. As required under accounting standards, our current IFRS revenues and earnings include these amounts that relate to certain costs incurred in prior years or that will need to be repaid or recovered in future periods. Such adjustments will form an important part of the continuing difference between reported IFRS results and underlying economic performance based on our regulatory obligations. For our UK Regulated businesses as a whole (excluding the UK Gas Distribution business), timing and regulated revenue adjustments totalled £40 million in the year (2016/17: £408 million). In the US, accumulated regulatory entitlements cover a range of different areas, with the most significant being environmental remediation and pension assets, as well as deferred storm costs. All regulatory entitlements are recoverable (or repayable) over different periods, which are agreed with the regulators to match the expected payment profile for the liabilities. As at 31 March 2018, these extend until 2069. 214 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Other unaudited financial information

Additional Information Commentary on consolidated financial statements for the year ended 31 March 2017 In compliance with SEC rules, we present a summarised analysis of movements in the income statement and an analysis of movements in adjusted operating profit (for the continuing group) by operating segment. This should be read in conjunction with the 31 March 2018 unaudited commentary included on pages 96 and 111. Analysis of the income statement for the year ended Adjusted earnings and EPS from continuing operations 31 March 2017 Adjusted earnings and EPS, which exclude exceptional items and Revenue remeasurements, are provided to reflect results of the Group on a Revenue for the year ended 31 March 2017 increased by £1,823 million ‘business performance’ basis, described further in note 4. The following to £15,035 million. This increase was driven by higher revenues in both chart shows the five-year trend in adjusted profit attributable to equity our UK and US Regulated businesses. US Regulated revenues were shareholders of the parent (adjusted earnings) and adjusted earnings £1,438 million higher year-on-year including favourable impact from per share. See page 209 for a reconciliation of adjusted basic EPS foreign exchange, increased regulatory revenue allowances and to EPS. favourable timing of recoveries. UK regulated revenues increased by £495 million, including increased regulatory allowances, timing over- Ad���t�d �arnin�� and ad���t�d ��� from �ontin�in� o��ration�� recoveries and increased system balancing revenues. Revenue from Other activities decreased, including lower interconnector ������m ����� and metering income. ������m ������m ������m ������m ����� Operating costs ����� Operating costs for the year ended 31 March 2017 of £11,827 million ����� were £1,840 million higher than 2015/16. This increase in costs included ����� a £576 million increase in exceptional items and remeasurements, which is discussed below. Excluding exceptional items and remeasurements, operating costs were £1,264 million higher, principally due to the 2012/13 2013/14 2014/15 2015/16 2016/17 impact of foreign exchange rates alongside increased balancing Ad�usted earnin�s services costs in the UK and higher depreciation as a result of Ad�usted ��� newly commissioned assets. 1. Adjusted earnings and adjusted EPS are attributable to equity shareholders of the parent. Net finance costs The above earnings performance translated into adjusted EPS growth For the year ended 31 March 2017, net finance costs before exceptional in 2016/17 of 8.9p (19%). items and remeasurements were £173 million higher than 2015/16 at £1,029 million, mainly as a result of the impact of the stronger US dollar, Exchange rates higher UK RPI inflation and increased levels of average net debt in Our financial results are reported in sterling. Transactions for our US continuing operations. operations are denominated in dollars, so the related amounts that are reported in sterling depend on the dollar to sterling exchange rate. Tax The table below shows the average and closing exchange rates of The tax charge on profits before exceptional items and remeasurements sterling to US dollars. was £62 million higher than 2015/16. This was mainly a result of increased taxable profits in the year. The effective tax rate for the year 2016/2017 2015/2016 % change decreased to 23.7% (2015/16: 25.0%) reflecting settlements relating to prior years partially offset by an increased proportion of profits before Weighted average (income statement) 1.28 1.47 (13)% tax being generated in the US. Year-end (statement of financial position) 1.25 1.44 (13)% Exceptional items and remeasurements Operating costs for the year ended 31 March 2017 included a £68 million The movement in foreign exchange during 2016/17 has resulted in a gain on remeasurements of commodity contracts, together with £1,175 million increase in revenue, a £187 million increase in adjusted £633 million exceptional costs associated with environmental charges operating profit and a £189 million increase in operating profit. and gas holder decommissioning. In 2015/16, operating costs included a net £11 million gain on remeasurements of commodity contracts. Finance costs for the year ended 31 March 2017 included a loss of £58 million on financial remeasurements, relating to net losses on derivative financial instruments. Exceptional tax for 2016/17 was a credit of £292 million which represents tax credits on the exceptional items and remeasurements above, together with a deferred tax credit on the recalculation of deferred tax liabilities as a result of the reduction in the UK tax rate applicable from April 2020 from 18% to 17%. Financial Statements  |  Commentary on consolidated financial statements National Grid Annual Report and Accounts 2017/18 215

Commentary on consolidated financial statements for the year ended 31 March 2017 continued Analysis of the adjusted operating profit by segment for the year US Regulated ended 31 March 2017 Revenue in our US Regulated business increased by £1,438 million to UK Electricity Transmission £8,931 million and adjusted operating profit increased by £528 million to For the year ended 31 March 2017, revenue in the UK Electricity £1,713 million. Transmission segment increased by £462 million to £4,439 million and adjusted operating profit increased by £199 million to £1,372 million. The stronger US dollar increased revenue and operating profit in 2016/17 by £1,160 million and £184 million respectively. Excluding the impact of The revenue growth of £462 million principally reflected the recovery of foreign exchange rate movements, revenue increased by £278 million. higher pass-through costs such as system balancing costs, increased Increased revenue allowances under new rate cases, the benefit of regulated revenue allowances and the impact of higher volumes. Net capex trackers and over-recovery of allowed revenues due to cold revenue after deducting pass-through costs was £199 million higher. weather were partly offset by lower commodity cost recoveries. Overall Regulated controllable costs were £25 million lower reflecting reduced pass-through costs reduced by £231 million (excluding the impact of environmental costs. Depreciation and amortisation was £31 million foreign exchange) resulting in an increase in net regulated revenue of higher, reflecting the continued capital investment programme. Other £509 million at constant currency. Regulated controllable costs costs were £6 million lower than 2015/16 including lower asset disposal increased by £152 million at constant currency, partly as a result of costs. Capital expenditure decreased by £57 million compared with last increased information systems costs, write-offs of prior years’ capital year to £1,027 million. costs and higher costs of health care and other benefits. These were partly offset by a £32 million decrease in bad debt costs. Depreciation UK Gas Transmission and amortisation was £24 million higher at constant currency as a result Revenue in the UK Gas Transmission segment increased by £33 million of ongoing investment in our networks. Other operating costs were to £1,080 million and adjusted operating profit increased by £25 million £21 million higher at constant currency, reflecting increased operating to £511 million. taxes and cost of removal of existing assets. After deducting pass-through costs, net revenue was £31 million higher Our capital expenditure in the US continued to increase with £2,247 than 2015/16, including increased regulated revenue allowances in the million of expenditure in 2016/17, £391 million more than in 2015/16. At year and higher volumes than expected, partly offset by lower LNG constant currency, this represented a £104 million increase in investment storage revenues following a site closure. Regulated controllable costs driven by higher investment in new and replacement gas mains. were £2 million higher than 2015/16, with lower LNG storage costs offset by costs resulting from an increase in the number of employees Other activities to support higher levels of asset health investment. Depreciation and Revenue in Other activities decreased by £111 million to £713 million amortisation costs were £8 million higher, reflecting ongoing investment. and adjusted operating profit decreased by £193 million to £177 million. Other operating costs were £4 million lower than 2015/16. In the US, adjusted operating profit was £80 million lower (including Capital expenditure increased to £214 million, £28 million higher £3 million of foreign exchange benefit) partly reflecting higher US project than last year. development costs. In addition, 2015/16 included a £49 million gain on disposal of the Iroquois pipeline. In the UK, adjusted operating profit was £113 million lower including lower auction revenues from the French Interconnector and increased business change costs. Capital expenditure in our Other activities was £46 million higher than 2015/16 at £247 million. 216 National Grid Annual Report and Accounts 2017/18 Financial Statements  |  Commentary on consolidated financial statements

Additional Information Summary consolidated financial information Financial summary (unaudited) The financial summary set out below has been derived from the audited consolidated financial statements of National Grid for the five financial years ended 31 March 2018. It should be read in conjunction with the consolidated financial statements and related notes, together with the Strategic Report. The information presented below for the years ended 31 March 2014, 2015, 2016, 2017 and 2018 has been prepared under IFRS as issued by the IASB and as adopted by the EU1. Summary income statement (£m) 2018 2017 20161 20151 20141,2 Continuing operations Revenue 15,250 15,035 13,212 13,357 12,941 Operating profit Before exceptional items, remeasurements 3,457 3,773 3,214 3,034 2,777 Exceptional items, remeasurements 36 (565) 11 (83) 116 Profit before tax Before exceptional items, remeasurements 2,650 2,807 2,417 2,208 1,867 Exceptional items, remeasurements (589) (623) (88) (248) 209 Profit after tax from continuing operations Before exceptional items, remeasurements 2,061 2,141 1,813 1,665 1,450 Exceptional items, remeasurements 1,531 (331) 89 (172) 324 Profit after tax from discontinued operations Before exceptional items, remeasurements – 606 576 516 553 Exceptional items, remeasurements (41) 57 116 2 137 Gain/(loss) on disposal of UK Gas Distribution after tax – 5,321 – – – Total profit for the year 3,551 7,794 2,594 2,011 2,464 Profit for the year attributable to equity shareholders Before exceptional items, remeasurements 2,060 2,748 2,386 2,189 2,015 Exceptional items, remeasurements 1,490 (274) 205 (170) 461 Gain on disposal of UK Gas Distribution after tax – 5,321 – – – Total 3,550 7,79 5 2,591 2,019 2,476 Earnings per share Basic – continuing operations (pence) 103.8 48.1 50.4 39.4 46.9 Diluted – continuing operations (pence) 103.3 47.9 50.2 39.2 46.6 Basic – total (pence) 102.6 207.1 68.7 52.9 64.9 Diluted – total (pence) 102.1 206.2 68.4 52.7 64.5 Weighted average number of shares – basic (millions) 3,461 3,763 3,774 3,817 3,817 Weighted average number of shares – diluted (millions) 3,476 3,780 3,790 3,834 3,836 Dividends per ordinary share Paid during the year (pence) 128.965 43.51 43.16 42.25 40.85 Approved or proposed during the year (pence)3 30.44 128.65 43.34 42.87 42.03 Paid during the year ($) 1.751 0.555 0.664 0.697 0.636 Approved or proposed during the year ($) 0.413 1.642 0.635 0.672 0.696 1. Items previously reported for 2014–2016 have been represented to reflect UK Gas Distribution being presented as a discontinued operation. 2. For the years ended 31 March 2018, 31 March 2017, 31 March 2016 and 31 March 2015, there have been no significant changes in accounting standards, interpretations or policies that have a material financial impact on the selected financial data. For the year ended 31 March 2014, the adoption of IAS 19 (revised) ‘Employee benefits’ resulted in a significant change in pensions and employee benefits accounting. 3. Following the disposal of UK Gas Distribution, 2017 includes a special interim dividend of 84.375 pence per share that was paid on 2 June 2017. 2018 2017 2016 2015 20141 Summary statement of net assets (£m) Non-current assets 52,106 52,266 52,622 49,058 44,895 Current assets 6,681 13,574 6,312 6,031 7,48 9 Total assets 58,787 65,840 58,934 55,089 52,384 Current liabilities (8,697) (10,511) (7,721) (7,374) (7,331) Non-current liabilities (31,242) (34,945) (37,6 48) (35,741) (33,134) Total liabilities (39,939) (45,456) (45,369) (43,115) (40,465) Net assets 18,848 20,384 13,565 11,974 11,919 Total shareholders’ equity 18,832 20,368 13,555 11,962 11,911 1. For the years ended 31 March 2018, 31 March 2017, 31 March 2016 and 31 March 2015, there have been no significant changes in accounting standards, interpretations or policies that have a material financial impact on the selected financial data. For the year ended 31 March 2014, the adoption of IAS 19 (revised) ‘Employee benefits’ resulted in a significant change in pensions and employee benefits accounting. Additional Information  |  Summary consolidated financial information National Grid Annual Report and Accounts 2017/18 217

Definitions and glossary of terms Our aim is to use plain English in this Annual Report and Accounts. However, where necessary, we do use a number of technical terms and/or abbreviations and we summarise the principal ones below, together with an explanation of their meanings. The descriptions below are not formal legal definitions. A carrying value Adjusted interest The amount at which an asset or a liability is recorded in the Group’s A measure used by the credit rating agencies of the interest charge of statement of financial position and the Company’s balance sheet. the Group, calculated by making adjustments to the group reported interest charge the Company, the Group, National Grid, we, our or us We use the terms ‘the Company’, ‘the Group’, ‘National Grid’, ‘we’, ‘our’ Adjusted net debt or ‘us’ to refer to either National Grid plc itself or to National Grid plc and/ A measure used by the credit rating agencies of the indebtedness or all or certain of its subsidiaries, depending on context. of the Group calculated by making adjustments to the group reported borrowings including adjustments to include elements of pension consolidated financial statements deficits and exclude elements of hybrid debt financing. Financial statements that include the results and financial position of the Company and its subsidiaries together as if they were a single entity. American Depositary Shares (ADSs) Securities of National Grid listed on the New York Stock Exchange, Consortium each of which represents five ordinary shares. They are evidenced The consortium which purchased a 61% equity interest in the UK Gas by American Depositary Receipts or ADRs. Distribution business (now renamed as Cadent) on 31 March 2017, comprising Macquarie Infrastructure and Real Assets, Allianz Capital Annual asset growth Partners, Hermes Investment Management, CIC Capital Corporation, ‘Annual asset growth’ measures the increase in ‘total regulatory value Qatar Investment Authority, Dalmore Capital and Amber Infrastructure and other investments’ defined below. Limited/International Public Partnerships. Annual General Meeting (AGM) Constant currency Meeting of shareholders of the Company held each year to consider ‘Constant currency basis’ refers to the reporting of the actual results ordinary and special business as provided in the Notice of AGM. against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the B average US$ exchange rate for the year ended 31 March 2017, which BAME was $1.36 to £1.00. The average rate for the year ended 31 March 2016, Black, Asian, and minority ethnic (being the UK term used to refer was $1.28 to £1.00. Assets and liabilities as at 31 March 2016 have to members of non-white communities). been retranslated at the closing rate at 31 March 2017 of $1.40 to £1.00. The closing rate for the balance sheet date 31 March 2016 was $1.25 BEIS to £1.00. The Department for Business, Energy and Industrial Strategy, being the UK Government department responsible for business, industrial strategy, contingent liabilities and science and innovation with energy and climate change policy, Possible obligations or potential liabilities arising from past events for which was formed in July 2016 merging the functions of the former which no provision has been recorded, but for which disclosure in the Department of Energy and Climate Change and Department for financial statements is made. Business, Innovation and Skills (BIS). D Board Dth The Board of Directors of the Company (for more information see Decatherm, being an amount of energy equal to 1 million British thermal pages 42-43). units (BTUs), equivalent to approximately 293 kWh. bps DB Basis point (bps) is a unit that is equal to 1/100th of 1% and is typically Defined benefit, relating to our UK or US (as the context requires) final used to denote the movement in a percentage-based metric such as salary pension schemes. interest rates or RoE. A 0.1% change in a percentage represents 10 basis points. DC Defined contribution, relating to our UK or US (as the context requires) BritNed pension schemes to which National Grid, as an employer, pays BritNed Development Limited. contributions based on a percentage of employees’ salaries. C deferred tax Cadent For most assets and liabilities, deferred tax is the amount of tax that Cadent Gas Limited (new name given to UK Gas Distribution business). will be payable or receivable in respect of that asset or liability in future tax returns as a result of a difference between the carrying value for called up share capital accounting purposes in the statement of financial position or balance Shares (common stock) that have been issued and have been sheet and the value for tax purposes of the same asset or liability. fully paid for. derivative Capital investment A financial instrument or other contract where the value is linked to an ‘Capital investment’ or ‘investment’ refer to additions to plant, property underlying index, such as exchange rates, interest rates or commodity and equipment and intangible assets, and equity contributions to joint prices. In most cases, contracts for the sale or purchase of commodities ventures, other than the St William joint venture during the period. St that are used to supply customers or for our own needs are excluded William is excluded based on the nature of this joint venture arrangement. from this definition. Capital tracker Deposit Agreement In the context of our US rate plans, a mechanism that allows for the Deposit Agreement means the amended and restated deposit recovery of the revenue requirement of incremental capital investment agreement entered into between National Grid plc, the Depositary and above that embedded in base rates, including depreciation, property all the registered holders from time to time of ADRs, pursuant to which taxes and a return on the incremental investment. ADSs have been issued, dated 23 May 2013, and any related agreement. 218 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Definitions and glossary of terms

Additional Information Depositary G Depositary means The Bank of New York Mellon acting as depositary. Grain LNG National Grid Grain LNG Limited. Directors/Executive Directors/Non-executive Directors The Directors/Executive Directors and Non-executive Directors of the Great Britain Company whose names are set out on pages 42-43 of this document. England, Wales and Scotland. dollars or $ Group return on equity (Group RoE) Except as otherwise noted all references to dollars or $ in this Annual The Group return on equity calculation provides a measure of the Report and Accounts relate to the US currency. performance of the whole Group compared with the amounts invested by the Group in assets attributable to equity shareholders. The Group E return on equity measure is calculated using the Group capital employed earnings per share (EPS) in accordance with the definition used in the RoCE measures, adjusted Profit for the year attributable to equity shareholders of the parent for Group net debt and goodwill. allocated to each ordinary share. GW Electricity Market Reform (EMR) Gigawatt, being an amount of power equal to 1 billion watts (109 watts). An energy policy initiative, introduced by the Energy Act 2013, designed to provide greater financial certainty to investors in both low carbon GWh and conventional generation in order to meet environmental targets Gigawatt hours, being an amount of energy equivalent to delivering and maintain security of supply, and to do so at the lowest cost 1 billion watts of power for a period of one hour. to consumers. GWm Electricity System Operator (ESO) Gigawatt month, being an amount of energy equivalent to delivering The party responsible for the long-term strategy, planning and real time 1 billion watts (109 watts) of power for a period of one month. operation (balancing supply and demand) of the electricity system in Great Britain. H Hinkley-Seabank (HSB) employee engagement A project to connect the new Hinkley Point C nuclear power station A key performance indicator, based on the percentage of favourable to the electricity transmission network. responses to certain indicator questions repeated in each employee survey, which provides a measure of how employees think, feel and HMRC act in relation to National Grid. Research shows that a highly engaged HM Revenue & Customs. The UK tax authority. workforce leads to increased productivity and employee retention, therefore we use employee engagement as a measure of organisational HVDC health in relation to business performance. High voltage, direct current electric power transmission which uses direct current for the bulk transmission of electrical power, in contrast Estate Tax Convention with the more common alternating current systems. The Estate Tax Convention is the convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes. I IAS or IFRS EU An International Accounting Standard or International Financial Reporting The European Union is the economic and political union of 28 member Standard, as issued by the International Accounting Standards Board states located in Europe. (IASB). IFRS is also used as the term to describe international generally accepted accounting principles as a whole. Exchange Act The US Securities Exchange Act 1934, as amended. individual financial statements Financial statements of a company on its own, not including its F subsidiaries or joint ventures and associates. FERC The US Federal Energy Regulatory Commission. interest cover A measure used by the credit rating agencies, calculated as FFO plus finance lease adjusted interest divided by adjusted interest. A lease where the asset is treated as if it was owned for the period of the lease and the obligation to pay future rentals is treated as if they were borrowings. Also known as a capital lease. J joint venture financial year A company or other entity which is controlled jointly with other parties. For National Grid this is an accounting year ending on 31 March. Also known as a fiscal year. K KEDLI FRS KeySpan Gas East Corporation. A UK Financial Reporting Standard as issued by the UK Financial Reporting Council (FRC). These apply to the Company’s individual KEDNY financial statements on pages 178-183, which are prepared in The Brooklyn Union Gas Company. accordance with FRS 101. KPI Funds from Operations (FFO) Key performance indicator A measure used by the credit rating agencies of the operating cash flows of the Group after interest and tax but before capital investment. kV Kilovolt, being an amount of electric force equal to 1,000 volts. kW Kilowatt, being an amount of power equal to 1,000 watts. kWm Kilowatt month, being an amount of energy equivalent to delivering 1kW of power for a period of one month. Additional Information  |  Definitions and glossary of terms National Grid Annual Report and Accounts 2017/18 219

Definitions and glossary of terms continued L O LIPA Ofgem The Long Island Power Authority. The UK Office of Gas and Electricity Markets, part of the UK Gas and Electricity Markets Authority (GEMA), which regulates the energy markets LNG in the UK. Liquefied natural gas, being natural gas that has been condensed into a liquid form, typically at temperatures at or below -161°C (-258°F). OPEB Other post-employment benefits. lost time injury (LTI) An incident arising out of National Grid’s operations which leads to ordinary shares an injury where the employee or contractor normally has time off the Voting shares entitling the holder to part ownership of a company. Also following day or shift following the incident. It relates to one specific known as common stock. National Grid’s ordinary shares have a nominal 204 (acute) identifiable incident which arises as a result of National Grid’s value of 12 ∕473 pence following the share consolidation approved at the premises, plant or activities, which was reported to the supervisor at General Meeting of the Company held on 19 May 2017. the time and was subject to appropriate investigation. P lost time injury frequency rate (IFR) Paris Agreement The number of lost time injuries per 100,000 hours worked in a Means the agreement, also known as the Paris climate accord, within the 12-month period. United Nations Framework Convention on Climate Change dealing with greenhouse gas emissions mitigation, adaptation and finance starting in M the year 2020, and adopted by consensus on 12 December 2015. MADPU The Massachusetts Department of Public Utilities. price control The mechanism by which Ofgem sets restrictions on the amounts of MSA revenue we are allowed to collect from customers in our UK businesses. The managed services agreement, under which the Company The allowed revenues are intended to cover efficiently incurred maintained and operated the electricity transmission and distribution operational expenditure, capital expenditure and financing costs, system on Long Island owned by LIPA, which was transitioned to including a return on equity invested. a third party with effect from 31 December 2013. R MW rate base Megawatt, being an amount of power equal to 1 million watts. The base investment on which the utility is authorised to earn a cash return. It includes the original cost of facilities, minus depreciation, an N allowance for working capital and other accounts. National Grid Metering (NGM) National Grid Metering Limited, National Grid’s UK regulated rate plan metering business. The term given to the mechanism by which a US utility regulator sets terms and conditions for utility service including, in particular, tariffs and National Grid Ventures or NGV rate schedules. The term can mean a multi-year plan that is approved The Company’s new unit, operating outside its core UK and US for a specified period, or an order approving tariffs and rate schedules regulated businesses comprising a broad range of activities in the UK that remain in effect until changed as a result of future regulatory and US including electricity interconnectors, the Grain LNG terminal and proceedings. Such proceedings can be commenced through a filing energy metering as well as being tasked with investment in adjacent by the utility or on the regulator’s own initiative. businesses, distributed energy opportunities and the development of new and evolving technologies. regulated controllable costs Total operating costs under IFRS less depreciation and certain regulatory Net Promoter Score (NPS) costs where, under our regulatory agreements, mechanisms are in place A commonly used tool to measure customer experience to gauge the to recover such costs in current or future periods. loyalty of a company’s customer relationships. It is an index ranging from -100 to +100. regulatory asset value (RAV) The value ascribed by Ofgem to the capital employed in the relevant Net revenue licensed business. It is an estimate of the initial market value of the Revenue less pass-through costs, such as payments to other UK regulated asset base at privatisation, plus subsequent allowed additions network owners, system balancing costs, and gas and electricity at historical cost, less the deduction of annual regulatory depreciation. commodity costs in the US. Pass-through costs are fully recoverable Deductions are also made to reflect the value realised from the disposal from our customers and are recovered through separate charges of certain assets that formed part of the regulatory asset base. It is also that are designed to recover those costs with no profit. Any over- indexed to the RPI to allow for the effects of inflation. or under-recovery of these costs is returned to, or recovered from, our customers. retained cash flow (RCF) A measure used by the credit rating agencies of the cash flows of the New England Group, calculated as funds from operations less dividends paid and The term refers to a region within northeastern US that includes the costs of repurchasing scrip shares. states of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont. National Grid’s New England operations are return on capital employed (RoCE) primarily in the states of Massachusetts and Rhode Island. The return on capital employed metric is designed to give an alternative comparison between the UK and US businesses showing the overall northeastern US return on capital provided by both debt and equity. The calculation The northeastern region of the US, comprising the states of Connecticut, reflects regulatory treatments of costs. Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont. return on equity (RoE) A performance metric measuring returns from the investment of NTS shareholders’ funds. It is a financial ratio of a measure of earnings The gas National Transmission System in Great Britain. divided by an equity base. NYPSC The New York Public Service Commission. 220 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Definitions and glossary of terms

Additional Information revenue decoupling T Revenue decoupling is the term given to the elimination of the taxes borne dependency of a utility’s revenue on the volume of gas or electricity Those taxes that represent a cost to the Company and which are transported. The purpose of decoupling is to eliminate the disincentive reflected in our results. a utility otherwise has, to encourage energy efficiency programmes. taxes collected RIIO Those taxes that are generated by our operations but which do not affect The revised regulatory framework issued by Ofgem which was our results; we generate the commercial activity giving rise to these taxes implemented in the eight-year price controls which started on and then collect and administer them on behalf of HMRC. 1 April 2013. Tax Convention RIIO‑T2 Tax Convention means the income tax convention between the US The regulatory framework expected to be issued by Ofgem to start and the UK. on 1 April 2021. tonne RIPUC A unit of mass equal to 1,000 kilogrammes, equivalent to approximately The Rhode Island Public Utilities Commission. 2,205 pounds. RPI tonnes carbon dioxide equivalent (CO2e) The UK retail price index as published by the Office for National Statistics. A measure of greenhouse gas emissions in terms of the equivalent amount of carbon dioxide. S Scope 1 greenhouse gas emissions Total regulatory value and other investments Scope 1 emissions are direct greenhouse gas emissions that occur The sum of: the regulatory asset value of the UK regulated businesses from sources that are owned or controlled by the Company, for example, determined under the methodology set out in Ofgem’s Price Control emissions from combustion in owned or controlled boilers, furnaces, Financial Model; the rate bases applicable to each US regulated entity vehicles, etc. calculated according to the methodology used by each respective utility regulator; the value of assets held by the Group’s other activities; Scope 2 greenhouse gas emissions together with investments in joint ventures and associates. Other Scope 2 emissions are greenhouse gas emissions from the generation of activities primarily relate to non-network businesses and other purchased electricity consumed by the Company. Purchased electricity commercial operations including: UK gas metering activities; the is defined as electricity, heat, steam or cooling that is purchased or Great Britain-France Interconnector; UK property management; otherwise brought into the organisational boundary of the Company. and a UK LNG import terminal. Scope 2 emissions physically occur at the facility where electricity is generated. totex Total expenditure, comprising capital and operating expenditure. Scope 3 greenhouse gas emissions Scope 3 emissions are indirect greenhouse gas emissions as a treasury shares consequence of the operations of the Company, but are not owned or Shares that have been repurchased but not cancelled. These shares can controlled by the Company, such as emissions from third-party logistics then be allotted to meet obligations under the Company’s employee providers, waste management suppliers, travel suppliers, employee share schemes. commuting, and combustion of sold gas by customers. TWh SEC Terawatt hours, being an amount of energy equivalent to delivering The US Securities and Exchange Commission, the financial regulator for 1 billion watts of power for a period of 1,000 hours. companies with registered securities in the US, including National Grid and certain of its subsidiaries. U UK SF6 The United Kingdom, comprising England, Wales, Scotland and Sulphur hexafluoride, an inorganic, colourless, odourless and non- Northern Ireland. flammable greenhouse gas. SF6 is used in the electricity industry as a gaseous dielectric medium for high voltage circuit breakers, switchgear UK Corporate Governance Code (the Code) and other electrical equipment. The Kyoto protocol estimated that the Guidance, issued by the Financial Reporting Council in 2016, on how global warming potential over 100 years of SF6 is 23,900 times more companies should be governed, applicable to UK listed companies, potent than that of CO2. including National Grid. share premium UK GAAP The difference between the amount shares are issued for and the Generally accepted accounting principles in the UK. These differ nominal value of those shares. from IFRS and from US GAAP. stranded cost recoveries UK regulated return on equity (UK RoE) The recovery of historical generation-related costs in the US, related UK regulated return on equity is a measure of how a business is to generation assets that are no longer owned by us. performing operationally against the assumptions used by Ofgem. These returns are calculated using the assumption that the businesses STEM are financed in line with the regulatory adjudicated capital structure, Science, technology, engineering and mathematics; the Company at the assumed cost of debt and that UK taxation paid is at the level is currently looking to recruit people with skills in these subjects. assumed by Ofgem. subsidiary US A company or other entity that is controlled by National Grid. The United States of America, its territories and possessions, any state of the United States and the District of Columbia. swaption A swaption gives the buyer, in exchange for an option premium, US GAAP the right, but not the obligation, to enter into an interest rate swap Generally accepted accounting principles in the US. These differ at some specified date in the future. The terms of the swap are from IFRS and from UK GAAP. specified on the trade date of the swaption. Additional Information  |  Definitions and glossary of terms National Grid Annual Report and Accounts 2017/18 221

Definitions and glossary of termscontinued US regulated return on equity (US RoE) US regulated return on equity is a measure of how a business is performing operationally against the assumptions used by the relevant regulator. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure. This is a post-tax US GAAP metric and is calculated annually. For 2016/17 and 2017/18, it is calculated on a fiscal year basis. For 2015/16 and prior years, it is calculated on a calendar year basis. US state regulators (state utility commissions) In the US, public utilities’ retail transactions are regulated by state utility commissions, including the New York Public Service Commission (NYPSC), the Massachusetts Department of Public Utilities (MADPU) and the Rhode Island Public Utilities Commission (RIPUC). V Value Added Value Added is a measure to capture the value created through investment attributable to equity holders, being the change in total regulated and non-regulated assets including goodwill (both at constant currency) plus the cash dividend paid in the year plus share repurchase costs less the growth in net debt (at constant currency). This is then presented on an absolute and a per share basis. Value Growth Value Growth is the growth in the value of our regulated and non- regulated assets including goodwill plus dividend plus share repurchase costs less growth in net debt, as a percentage. 222 National Grid Annual Report and Accounts 2017/18 Additional Information  |  Definitions and glossary of terms

Additional Information Want more information or help? Link Asset Services The Bank of New York Mellon Further information about National For queries about ordinary shares:  For queries about Grid including share price and interactive American Depositary Shares: tools can be found on our website: 0371 402 3344 www.nationalgrid.com Calls are charged at the standard 1-800-466-7215 geographic rate and will vary by If calling from outside the US: Beware of share fraud provider. Calls outside the UK will be +1-201-680-6825 Fraudsters use persuasive and high-pressure charged at the applicable international www.mybnymdr.com tactics to lure investors into scams. Shareholders rate. Lines are open 8.30am to Email: shrrelations@ are advised to be wary of any unsolicited advice 5.30pm, Monday to Friday excluding cpushareownerservices.com or offers, whether over the telephone, through public holidays. If calling from outside the post or by email. If you receive any such the UK: +44 (0)371 402 3344 BNY Mellon – ADR unsolicited communication please check the PO Box 505000 company or person contacting you is properly Visit the National Grid share portal Louisville, KY 40233-5000 www.nationalgridshareholders.com authorised by the Financial Conduct Authority Email: nationalgrid@linkgroup.co.uk (FCA) before getting involved. You can check at www.fca.org.uk/consumers/protect-yourself National Grid Share Register and can report calls from unauthorised firms Link Asset Services to the FCA by calling 0800 111 6768. The Registry 34 Beckenham Road Beckenham, Kent BR3 4TU Financial calendar Electronic communications The following dates have been announced or are indicative: To receive an email notifying you as soon as new shareholder information is available to view online, including your electronic tax voucher, sign 31 May 2018 Ordinary shares and ADRs go up for electronic communications. Simply go to the National Grid share ex-dividend for 2017/18 final dividend portal www.nationalgridshareholders.com and once you have registered, 1 June 2018 Record date for 2017/18 final dividend click on the ‘manage your account’ link and follow the on screen instructions to change your communication preference. 7 June 2018 Scrip reference price announced 28 June 2018 Scrip election date Registered office (5pm London time) National Grid plc was incorporated on 11 July 2000. The Company is registered in England and Wales No. 4031152, with its registered office 30 July 2018 2018 AGM at 1-3 Strand, London WC2N 5EH. 15 August 2018 2017/18 final dividend paid to qualifying shareholders Share dealing 8 November 2018 2018/19 half-year results Link Share Dealing Services offer our European Economic Area resident shareholders a range of quick and easy share dealing services by post, 21 November 2018 ADRs go ex-dividend for 2018/19 interim dividend online or by telephone. 22 November 2018 Ordinary shares go ex-dividend for 2017/18 interim dividend Internet Dealing Commission – 0.43% of the trade value (minimum £21.90, maximum £70.78) until 28 September 2018. 0.50% of the trade 23 November 2018 Record date for 2018/19 interim dividend (minimum £19.00, maximum £76.50) after 28 September 2018. 29 November 2018 Scrip reference price announced 7 December 2018 Scrip election date for 2018/19 interim dividend Postal Dealing Commission – 12 pence per share (maximum £12.00) (5pm London time) when selling 101–150 shares, flat fee of £18.00 when selling 151 shares or more. No commission will be chargeable for shareholders holding 9 January 2019 2018/19 interim dividend paid to qualifying up to 100 shares until 28 September 2018. shareholders Telephone Dealing Commission – 0.75% of the trade (minimum £29.50, maximum £119.50). Dividends The Directors are recommending a final dividend of 30.44 pence Visit www.linksharedeal.com/nationalgrid or call Link Share Dealing free per ordinary share ($2.0606 per ADS) to be paid on 15 August 2018 on 0800 022 3374 for details and terms and conditions. This is not a to shareholders on the register as at 1 June 2018. Further details in recommendation to take any action. If you have any doubt as to what respect of dividend payments can be found on page 25. If you live action you should take, please contact an authorised financial advisor. outside the UK, you may be able to request that your dividend payments be converted into your local currency. ShareGift: If you only have a small number of shares which would cost more for you to sell than they are worth, you may wish to Under the Deposit Agreement, a fee of up to $0.05 per ADS can consider donating them to ShareGift. ShareGift is a registered be charged for any cash distribution made to ADS holders, including charity (No. 1052686) which specialises in accepting such shares cash dividends. ADS holders who receive cash in relation to the as donations. For more information visit www.sharegift.org.uk 2017/18 final dividend will be charged a fee of $0.02 per ADS by or contact Link Asset Services. the Depositary prior to the distribution of the cash dividend. Individual Savings Accounts (ISAs): Corporate ISAs for National Have your dividends paid directly into your bank or building Grid shares are available from Stocktrade. For more information, call society account: Stocktrade on 0131 240 0180, email fit@stocktrade.co.uk or write • Your dividend reaches your account on the payment day to Alliance Trust Savings, PO Box 164, 8 West Marketgait, Dundee • It is more secure – cheques do sometimes get lost in the post D D1 9Y P. • No more trips to the bank Elect to receive your dividends as additional shares: • Join our scrip dividend scheme; no stamp duty or commission to pay Additional Information  |  Want more information or help? National Grid Annual Report and Accounts 2017/18 223

Cautionary statement supply; performance against regulatory targets and standards and This document comprises the Annual Report and Accounts for the against our peers with the aim of delivering stakeholder expectations year ended 31 March 2018 for National Grid and its subsidiaries. regarding costs and efficiency savings, including those related to investment programmes and remediation plans; and customers and It contains the Directors’ Report and Financial Statements, together with counterparties (including financial institutions) failing to perform their the independent auditor’s report thereon, as required by the Companies obligations to the Company. Other factors that could cause actual results Act 2006. The Directors’ Report, comprising pages 2-79 and 184-217 to differ materially from those described in this document include has been drawn up in accordance with the requirements of English fluctuations in exchange rates, interest rates and commodity price law, and liability in respect thereof is also governed by English law. indices; restrictions and conditions (including filing requirements) in our In particular, the liability of the Directors for these reports is solely borrowing and debt arrangements, funding costs and access to to National Grid. financing; regulatory requirements for us to maintain financial resources in certain parts of our business and restrictions on some subsidiaries’ This document contains certain statements that are neither reported transactions such as paying dividends, lending or levying charges; the financial results nor other historical information. These statements are delayed timing of recoveries and payments in our regulated businesses forward-looking statements within the meaning of Section 27A of the and whether aspects of our activities are contestable; the funding Securities Act of 1933, as amended, and Section 21E of the Securities requirements and performance of our pension schemes and other Exchange Act of 1934, as amended. These statements include post-retirement benefit schemes; the failure to attract, develop and retain information with respect to our financial condition, our results of employees with the necessary competencies, including leadership and operations and businesses, strategy, plans and objectives. Words such business capabilities, and any significant disputes arising with our as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, employees or the breach of laws or regulations by our employees; the ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ failure to respond to market developments, including competition for and similar expressions, as well as statements in the future tense, identify onshore transmission, the threats and opportunities presented by forward-looking statements. These forward-looking statements are not emerging technology, development activities relating to changes to the guarantees of our future performance and are subject to assumptions, energy mix and the integration of distributed energy resources and the risks and uncertainties that could cause actual future results to differ need to grow our business to deliver our strategy, as well as incorrect or materially from those expressed in or implied by such forward-looking unforeseen assumptions or conclusions (including unanticipated costs statements. Many of these assumptions, risks and uncertainties relate to and liabilities) relating to business development activity (including factors that are beyond our ability to control or estimate precisely, such acquisitions and disposals) and joint ventures. as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union; announcements from For further details regarding these and other assumptions, risks and and decisions by governmental bodies or regulators, including proposals uncertainties that may affect National Grid, please read the Strategic relating to the role of the UK electricity system operator as well as Report and the Risk factors on pages 193-196 of this document. In increased political and economic uncertainty; the timing of construction addition, new factors emerge from time to time and we cannot assess and delivery by third parties of new generation projects requiring the potential impact of any such factor on our activities or the extent to connection; breaches of, or changes in, environmental, climate change which any factor, or combination of factors, may cause actual future and health and safety laws or regulations, including breaches or other results to differ materially from those contained in any forward-looking incidents arising from the potentially harmful nature of our activities; statement. Except as may be required by law or regulation, the network failure or interruption, the inability to carry out critical non Company undertakes no obligation to update any of its forward-looking network operations and damage to infrastructure, due to adverse statements, which speak only as of the date of this document. weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver The contents of any website references in this document do not form physical commodities, or due to the failure of or unauthorised access to part of this document. or deliberate breaches of our IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy 224

Printed on Amadeus 100% Recycled Offset paper. The paper is independently certified according to the rules of the Forest Stewardship Council® (FSC). The manufacturing mill holds the ISO 14001 environmental certification and the EU Eco-label (EMAS). Printed by Pureprint Group, ISO 14001, FSC® certified and CarbonNeutral®. Designed and produced by Superunion

National Grid Annual Report and Accounts Report Annual 2017/18 National Grid plc 1–3 Strand London WC2N 5EH United Kingdom www.nationalgrid.com

Further Information

Exchange Rates

The following table sets forth the history of the exchange rates of one pound sterling to US dollars for the periods indicated and as at the latest practicable date, 31 May 2018.

	High	Low
May 2018*…………………………………………………………………………	1.3599	1.3269

*	For the period to 31 May 2018.

Share ownership

At 31 May 2018, the latest practicable date, none of the directors had an individual beneficial interest amounting to greater than 1% of the Company’s shares.

Material interests in shares

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

Black Rock, Inc. has held 5.21% of our outstanding share capital as 5 June 2015, which holdings increased to 5.88% as at 31 March 2016, decreased to 3.92% as at 3 June 2016, and further increased to 6.01% of our outstanding share capital as at 31 March 2017. As noted on page 199 of the 2017/2018 Annual Report and Accounts, we have been notified that Black Rock, Inc. held 6.7% as at 31 March 2018, and such holdings increased as at 31 May 2018 to 6.86% .

Capital Group Companies, Inc. held 4.98% of our outstanding share capital as at 31 March 2015, which holdings decreased to 3.88% as at 31 March 2016. As noted on page 199 of the 2017/2018 Annual Report and Accounts, we have been notified that Capital Group Companies, Inc. held 3.88% of our outstanding share capital as at 31 March 2018, and such holdings remain unchanged as at 31 May 2018.

Competrol International Investments Limited held 3.65% of our outstanding share capital as at 31 March 2017. As noted on page 199 of the 2017/2018 Annual Report and Accounts, we have been notified that Competrol International Investments Limited held 3.72% of our outstanding share capital as at 31 March 2018, and such holdings remain unchanged as at 31 May 2018.

Since 31 March 2018, we have not been notified of any other subsequent significant change in the percentage of shares held by the shareholders, listed on page 199 of the 2017/2018 Annual Report and Accounts.

Material interest in American Depositary Shares

As at 31 May 2018, we had 13,179 registered holders of our American Depositary Shares (ADSs) representing ownership of 11.30 % of our issued and outstanding share capital, excluding ordinary shares held in treasury. As at 31 May 2018, based on information available to us, we believe that approximately 11.32 % of our issued and outstanding share capital (whether in the form of shares or ADSs), excluding shares held in treasury, was held beneficially in the United States.

Price history

The following table sets forth the highest and lowest intraday market prices for our ordinary shares and ADSs for the periods indicated.

	Ordinary Share (Pence)		ADS ($)
	High	Low	High	Low
May 2018*…………………………………………………………………………	895.01	824.01	59.82	56.25

*	For the period to 31 May 2018, the latest practicable date.

Subsequent Events

NONE APPLICABLE

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

Reports of Independent Registered Public Accounting Firms—Audit opinions for Form 20-F
In addition to the financial information set forth on the pages referenced under Item 18 in the Form 20-F Cross Reference Table on page i, the reports of Deloitte LLP and PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firms, are presented below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of National Grid plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of National Grid plc and subsidiaries (the "Company") as at 31 March 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended 31 March 2018, and the related notes (collectively referred to as the "financial statements"). We have not audited the unaudited commentaries on: the consolidated income statement, the statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of financial position, the cash flow statement, the results of our principal operations by segment - continuing operations (accompanying note 2), tax (accompanying note 6), dividends (accompanying note 8), financial and other investments (accompanying note 14), and borrowings (accompanying note 20), which are not part of the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at 31 March 2018, and the results of its operations and its cash flows for the year ended 31 March 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as at 31 March 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 16 May 2018, expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte LLP
London, United Kingdom
16 May 2018

The first accounting period we audited was 31 March 2018. In 2017, we began preparing for audit firm transition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of National Grid plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of National Grid plc and subsidiaries (the “Company”) as at 31 March 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 March 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 March 2018, of the Company and our report dated 16 May 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal control over financing reporting section appearing on page 193 of the Additional Information section. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
London, United Kingdom
16 May 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of National Grid plc

In our opinion, the consolidated statement of financial position as of 31 March 2017 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity for each of the two years in the period ended 31 March 2017 present fairly, in all material respects, the financial position of National Grid plc and its subsidiaries as of 31 March 2017 and the results of their operations and their cash flows for each of the two years in the period ended 31 March 2017, in conformity International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
London
United Kingdom
17 May 2017

Description
1.1	Articles of Association of National Grid plc adopted by Special Resolution passed on 30 July 2012. (Exhibit 1.1 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

2(a)
Amended and restated Deposit Agreement dated as of 23 May 2013 among National Grid plc and The Bank of New York Mellon, as Depository, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. (Exhibit 1 to National Grid plc Form F-6 dated 15 May 2013 File No. 333-178045)
Incorporated by reference

2(b).1
Amended and Restated Trust Deed dated 26 July 2010 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).1 to National Grid plc Form 20-F dated 13 June 2011 File No. 1-14958)
Incorporated by reference

2(b).2
Amended and Restated Trust Deed dated 18 February 2011 among National Grid Gas plc, National Grid Gas Finance (no 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).2 to National Grid plc Form 20-F dated 13 June 2011 File No. 1-14958)
Incorporated by reference

2(b).3
Amended and Restated Trust Deed dated 22 February 2012 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).3 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)
Incorporated by reference

2(b).4
Amended and Restated Trust Deed dated 2 August 2011 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).5 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)
Incorporated by reference

2(b).5
Amended and Restated Trust Deed dated 27 March 2013 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).5 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)
Incorporated by reference

2(b).6
Amended and Restated Trust Deed dated 10 September 2012 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).6 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)
Incorporated by reference

2(b).7
Amended and Restated Trust Deed dated 12 September 2013 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).7 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)
Incorporated by reference

2(b).8
Amended and Restated Trust Deed dated 20 December 2013 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).8 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)
Incorporated by reference

2(b).9
Amended and Restated Trust Deed dated 12 September 2014 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).9 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958)
Incorporated by reference

2(b).10
Amended and Restated Trust Deed dated 18 December 2014 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).10 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958)
Incorporated by reference

2(b).11
Amended and Restated Trust Deed dated 18 July 2014 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).11 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958)
Incorporated by reference

2(b).12
Amended and Restated Trust Deed dated 14 August 2015 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).12 to National Grid plc Form 20-F dated 7 June 2016 File No. 1-14958)
Incorporated by reference

2(b).13
Amended and Restated Trust Deed dated 21 September 2015 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).13 to National Grid plc Form 20-F dated 7 June 2016 File No. 1-14958)
Incorporated by reference

2(b).14
Amended and Restated Trust Deed dated 9 December 2015 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).14 to National Grid plc Form 20-F dated 7 June 2016 File No. 1-14958)
Incorporated by reference

4(b).1
Acquisition Agreement between National Grid Holdings One plc and Quadgas Investments BidCo Limited and Quadgas HoldCo Limited and Quadgas PledgeCo Limited and Quadgas MidCo Limited relating to the subscription of shares in GasD HoldCo and the acquisition of GasD OpCo and GasD PropCo, dated 8 December 2016, as amended and restated on 30 March 2017. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC. (Exhibit 4(b).1 to National Grid plc Form 20-F dated 6 June 2017 File No. 1-14958)
Incorporated by Reference

4(b).2
Further Acquisition Agreement between National Grid Holdings One plc and Quadgas Investments Bidco Limited relating to the acquisition of shares in GasD HoldCo, dated 31 March 2017. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC. (Exhibit 4(b).2 to National Grid plc Form 20-F dated 6 June 2017 File No. 1-14958)
Incorporated by Reference

4(b).3
Remaining Acquisition Agreement between National Grid Holdings One plc and Quadgas Investments Bidco Limited relating to the acquisition of shares in GasD HoldCo, dated 30 April 2018. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
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
Incorporated by reference

4(c).4	Service Agreement among National Grid Electricity Transmission plc and Nicola Shaw dated 23 March 2016. (Exhibit 4(c).4 to National Grid plc Form 20-F dated 6 June 2017 File No. 1-14958)	Incorporated by reference

4(c).5	Letter of Appointment—Sir Peter Gershon. (Exhibit 4(c).10 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).6	Letter of Appointment—Paul Golby. (Exhibit 4(c).11 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).7	Letter of Appointment—Ruth Kelly. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).8	Letter of Appointment—Nora Mead Brownell. (Exhibit 4(c).13 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).9	Letter of Appointment—Mark Williamson. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment—Jonathan Dawson. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).11	Letter of Appointment—Therese Esperdy. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).12	Letter of Appointment—Pierre Dufour (Exhibit 4(c).12 to National Grid plc Form 20-F dated 6 June 2017 File No. 1-14958)	Incorporated by reference

4(c).13	Letter of Appointment—Amanda Mesler	Filed herewith

4(c).14	Employment Agreement among National Grid plc, National Grid USA and Dean Seavers dated 22 October 2014. (Exhibit 4(c).15 to National Grid plc FOrm 20-F dated 5 June 2015 File no.1-14958	Incorporated by reference

4(c).15	National Grid plc Deferred Share Plan. (Exhibit 4.2 to National Grid plc S-8 dated 28 July 2011 File No. 333-175852)	Incorporated by reference

4(c).16	National Grid Executive Share Option Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).17	National Grid Group Share Matching Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

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
Incorporated by reference

4(c).21	National Grid USA Companies’ Defined Contribution Supplemental Executive Retirement Plan. (Exhibit 4.2 to National Grid plc S-8 dated 23 October 2012 File No. 333-184558)	Incorporated by reference

8
List of subsidiaries - The list of the Company’s significant subsidiaries as of 31 March 2018 is incorporated by reference to “Financial Statements—Notes to the consolidated financial statements—32. Subsidiary undertakings, joint venture and associates—Subsidiary undertakings” on pages 166-168 included in the Annual Report on Form 20-F for the financial year ended 31 March 2018. This list excludes subsidiaries that do not, in aggregate, constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X as at 31 March 2018.

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
Filed herewith

15.1	Consent of Deloitte LLP, independent registered public accounting firm to National Grid plc.	Filed herewith
15.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to National Grid plc.	Filed herewith

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

NATIONAL GRID PLC

Date: 4 June 2018	/s/ Andrew Bonfield
Andrew Bonfield
Title: Finance Director
National Grid plc