Form 20-F
period 2019-03-31
NATIONAL GRID PLC
filed 2019-06-04
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2019

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
National Grid plc
1-3 Strand London WC2N 5EH, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Ordinary Shares of 12 204/473 pence each	The New York Stock Exchange*
American Depositary Shares, each representing five	The New York Stock Exchange
Ordinary Shares of 12 204/473 pence each

Preferred Stock ($100 par value-cumulative):
3.90% Series	The New York Stock Exchange
3.60% Series	The New York Stock Exchange
____________

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 March 2019 was
Ordinary Shares of 12 204/473 pence each                        3,687,483,073

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

This constitutes the annual report on Form 20-F of National Grid plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) for the year ended 31 March 2019 and is dated 4 June 2019. Details of events occurring subsequent to the approval of the annual report on 15 May 2019 are summarised in section “Further Information” which forms a part of this Form 20-F. The content of the Group’s website (www.nationalgrid.com/uk) should not be considered to form part of this annual report on Form 20-F.

Form 20-F Cross Reference Table

Item	Form 20-F caption	Location in the document	Page(s)
1	Identity of directors, senior management and advisors	Not applicable	-
2	Offer statistics and expected timetable	Not applicable	-
3	Key Information
	3A Selected financial data	“Additional Information-Summary consolidated financial information”	237
		“Strategic Report-Financial review”	25-33
		“Financial Statements-Consolidated income statement”	103-104
		“Financial Statements-Consolidated statement of comprehensive income”	105
		“Financial Statements-Consolidated statement of financial position”	107
		“Financial Statements-Consolidated cash flow statement”	108
		“Strategic Report-Financial Review -Cash flow, net debt and funding”	31
		“Additional Information-Other unaudited financial information-Alternative performance measures/non-IFRS reconciliations”	225-230
	3B Capitalization and indebtedness	Not applicable	-
	3C Reasons for the offer and use of proceeds	Not applicable	-
	3D Risk Factors	“Additional Information-Internal control and risk factors-Risk factors”	212-215
4	Information on the company
	4A History and development of the company	“Additional Information-Want more information or help?”	243
		“Additional Information-The business in detail-Key milestones”	197
		“Strategic Report-Business Model: what we do”	2-3
		“Strategic Report-Chairman’s statement”	8-9
		“Strategic Report-Chief Executive’s review”	10-11
		“Strategic Report-Our business environment”	12-13
		“Strategic Report-Our Strategy”	14-15
		“Additional Information-Other unaudited financial information-Alternative performance measures/non-IFRS reconciliations-Capital investment”	229
		“Additional Information-Shareholder information-Articles of Association”	216-217
		“Strategic Report-Financial Review-Summary of Group financial performance for the year ended 31 March 2019”	26
		“Strategic Report-Financial Review-Capital Investment, asset growth and value added” and “ Strategic Report-Financial Review-Financial Position”	30-31, 31
		“Financial Statements-Notes to the consolidated financial statements-2. Segmental analysis-(c) Capital expenditure”	113
		“Financial Statements-Notes to the consolidated financial statements-10. Discontinued operations” and “-Strategic report-Financial Review, Discontinued operations”	128-129, 29
		“Additional Information-The business in detail-UK Regulation”; “-US Regulation” and “-Summary of US price controls and rate plans”	199-209

i

Item	Form 20-F caption	Location in the document	Page(s)
		“Additional Information-Shareholder Information- Documents on display”	217
	4B Business overview	“Additional Information-The business in detail”	197-209
		“Strategic Report-Business Model: What we do” and “-how we operate”	2-7
		“Strategic Report-Our business environment”	12-13
		“Strategic Report-Our strategy”	14-15
		“Strategic Report-Progress against our strategy”	16-19
		“Strategic Report- Financial Review”	25-33
		“Strategic Report-Principal operations-UK”; “-US”; and “-National Grid Ventures and other activities”	34-39
		“Financial Statements-Notes to the consolidated financial statements-2. Segmental analysis”	112-113
		“Financial Statements-Notes to the consolidated financial statements-17. Derivative financial instruments-(b) Commodity contract derivatives”	138-139
	4C Organizational structure	“Financial Statements-Notes to the consolidated financial statements-34. Subsidiary undertakings, joint ventures and associates”	174-176
	4D Property, plants and equipment	“Strategic Report-Financial Review-Financial Position” and Financial Statements- Notes to the consolidated financial statements-13. Property, plant and equipment	31, 132-133
		“Additional Information-The business in detail: Where we operate” and “-Other disclosures-Property, plant and equipment”	198, 222
		“Financial Statements-Consolidated statement of financial position”	107
		“Financial Statements-Notes to the consolidated financial statements-21. Borrowings”	141-143
		“Additional Information-Other unaudited financial information-Capital investment”	229
4A	Unresolved staff comments	“Additional Information-Other disclosures-Unresolved SEC staff comments”	224
5	Operating and financial review and prospects
	5A Operating results	“Strategic Report-Financial review”	25-33
		“Strategic Report-Our business environment”	12-13
		“Additional Information-The business in detail-UK regulation”; “-US regulation”; and “-Summary of US price controls and rate plans”	199-209
		“Strategic Report-Principal operations-UK”; “-US”; and “-National Grid Ventures and other activities”	34-39
		“Financial Statements-Notes to the consolidated financial statements-2. Segmental analysis”	112-113
		“Additional Information-Commentary on consolidated financial statements”	235-236
		“Financial Statements-Notes to the consolidated financial statements-32. Financial risk management-(c) Currency risk”	166
		“Additional Information-Internal control and risk factors-Risk factors-Law, regulation and political and economic uncertainty”	213
	5B Liquidity and capital resources	“Strategic Report-Financial review”	25-33
		“Financial Statements-Notes to the consolidated financial statements-1.A Going concern”	109
		“Financial Statements-Consolidated cash flow statement”	108
		“Additional Information-Internal control and risk factors-Risk factors-Financing and liquidity”	215
		“Financial Statements-Notes to the consolidated financial statements-17. Derivative financial instruments”	137-139
		“Financial Statements-Notes to the consolidated financial statements-20. Cash and cash equivalents”	141
		“Financial Statements-Notes to the consolidated financial statements-21. Borrowings”	141-143

Item	Form 20-F caption	Location in the document	Page(s)
		“Financial Statements-Notes to the consolidated financial statements-29. Net debt”	159-160
		“Financial Statements-Notes to the consolidated financial statements-30. Commitments and contingencies”	161
		“Financial Statements-Notes to the consolidated financial statements-32. Financial risk management”	162-172
		“Financial Statements-Notes to the consolidated financial statements-33. Borrowing facilities”	173
	5C Research and development, patents and licenses, etc.	“Strategic Report-Progress against our strategy-Research and Development” and “Additional Information-Other disclosures-Research, development and innovation activity”	19, 223-224
	5D Trend information	“Strategic Report-Financial review”	25-33
		“Strategic Report-Principal operations-UK”; “-US”; and “-National Grid Ventures and other activities”	34-39
		“Strategic Report-Our business environment”	12-13
	5E Off-balance sheet arrangements	“Strategic Report-Financial review-Off Balance Sheet Items”	31
	5F Tabular disclosure of contractual obligations	“Financial Statements-Notes to the consolidated financial statements-30. Commitments and contingencies”	161
	5G Safe Harbor	“Cautionary statement”	244
6	Directors, senior management and employees
	6A Directors and senior management	“Corporate Governance-Our Board”	48-49
	6B Compensation
“Corporate Governance-Directors’ Remuneration Report-Annual statement from the Remuneration Committee Chairman” and “Corporate Governance-Directors’ Remuneration Report-Statement of implementation of remuneration policy in 2018/19”
			69-90
		“Financial Statements-Notes to the consolidated financial statements-4. Operating costs-(c) Key management compensation”	117
		“Financial Statements-Notes to the consolidated financial statements-25. Pensions and other post-retirement benefits”	145-154
	6C Board practices
“Corporate Governance-Our board”; “- Corporate Governance Overview”, “-Our Executive Committee, “- Matters considered by the Board, “- Our Culture, “-How we create value for our stakeholders; “-Performance evaluation”; “-Directors’ induction and training, “-Audit Committee”; “-Finance Committee”; “-Safety, Environment and Health Committee”; “-Nominations Committee”; and “-Statement of application of and compliance with the UK Corporate Governance Code”
			48-68
		“Corporate Governance-Directors’ Remuneration Report-Annual statement from the Remuneration Committee Chairman”	69-72
		“Corporate Governance-Directors’ Remuneration Report-Directors’ remuneration policy - for approval by shareholders in 2019”	74-78
		“Corporate Governance-At a glance - 2018/19”	73
		“Corporate Governance- Directors’ Remuneration Report- Statement of implementation of remuneration policy in 2018/19-Single total figure of remuneration- Non-executive Directors”	84
		“Corporate Governance- Directors Remuneration Report- Statement of implementation of remuneration policy in 2018/2019- Policy on payment for loss of office”; and “-Payments for loss of office”	77-78, 85
		“Corporate Governance-Directors Remuneration Report-Statement of implementation of remuneration policy in 2018/19”	79-90
		“Additional Information-Shareholder Information-Articles of Association-Directors”	216
	6D Employees	“Financial Statements-Notes to the consolidated financial statements-4. Operating costs-(b) Number of employees”	116

Item	Form 20-F caption	Location in the document	Page(s)
		“Strategic Report-Our commitment to being a responsible business-Total headcount”	43
		“Additional Information-Other disclosures-Employees”	222
	6E Share ownership	“Corporate Governance-Directors’ Remuneration Report-Statement of implementation of remuneration policy in 2018/19 -Statement of Directors’ shareholdings and share interests ”	86
		“Corporate Governance- Directors’ Remuneration Report-Statement of implementation of remuneration policy in 2018/19”	79-90
		“Additional Information-Other disclosures-All-employee share plans”	221
		“Share ownership”	“Further Information”
7	Major shareholders and related party transactions
	7A Major shareholders	“Additional Information-Shareholder information-Material interests in shares”	218
		“Material interests in shares” and “Material interest in American Depositary Shares”	“Further Information”
	7B Related party transactions	“Financial Statements-Notes to the consolidated financial statements-31. Related party transactions”	162
		“Material interests in shares”	“Further Information”
		“Financial Statements-Notes to the consolidated financial statements-30. Commitment and contingencies”	161
	7C Interests of experts and counsel	Not applicable	-
8	Financial information
	8A Consolidated statements and other financial information
		“Reports of Independent Registered Public Accounting Firms-Audit opinions for Form 20-F”	“Further Information”

“Financial Statements-Consolidated income statement”; “-Consolidated statement of comprehensive income”; “-Consolidated statement of changes in equity”; “-Consolidated statement of financial position”; and “-Consolidated cash flow statement”
			103-108
		“Financial Statements-Notes to the consolidated financial statements”	109-188
		“Strategic Report-Chairman’s statement”	8-9
		“Strategic Report-Financial Review-Our investment proposition”	25
		“Strategic Report-Financial Review-Dividend”	33
		“Corporate Governance-Audit Committee-Significant issues relating to the financial statements-Significant issues considered by the Committee-Application of the Group’s exceptional items framework to certain events in the period”	59
	8B Significant changes	“Strategic Report-Financial Review-Post balance sheet events”, “Additional Information-Shareholder Information-Events after the reporting period”, and “Subsequent events”	33, 218, “Further Information”
9	The offer and listing
	9A Offer and listing details	“Additional Information-Shareholder Information-Share information”	219
	9B Plan of distribution	Not applicable
	9C Markets	“Additional Information-Shareholder information-Share Information”	219
	9D Selling shareholders	Not applicable	-
	9E Dilution	Not applicable	-
	9F Expenses of the issue	Not applicable	-
10	Additional information
	10A Share capital	Not applicable	-
	10B Memorandum and articles of association	“Additional Information-Shareholder Information-Articles of Association”	216-217

Item	Form 20-F caption	Location in the document	Page(s)
		“Additional Information-Other disclosures-Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	221
		“Additional Information-Shareholder information-Share capital”	218-219
	10C Material contracts	“Additional Information-Other disclosures-Material contracts”	222
	10D Exchange controls	“Additional Information-Shareholder information-Exchange controls”	218
	10E Taxation	“Additional Information--Shareholder information-Taxation”	219-220
	10F Dividends and paying agents	Not applicable	-
	10G Statement by experts	Not applicable	-
	10H Documents on display	“Additional Information-Shareholder information-Documents on display”	217
	10I Subsidiary information	Not applicable	-
11	Quantitative and qualitative disclosures about market risk
	11(a) Quantitative information about market risk	“Financial Statements-Notes to the consolidated financial statements-17. Derivative financial instruments”	137-139
		“Financial Statements-Notes to the consolidated financial statements-35. Sensitivities”	177-178
		“Financial Statements-Notes to the consolidated financial statements-32. Financial risk management”	162-172
		“Strategic Report-Financial review”	25-33
	11(b) Qualitative information about market risk	“Financial Statements-Notes to the consolidated financial statements-17. Derivative financial instruments”	137-139

“Financial Statements-Notes to the consolidated financial statements-32. Financial risk management-(a) Credit risk”; “-(b) Liquidity risk”; “-(c) Currency risk”; “-(d) Interest rate risk”; “-(g) Fair value analysis”; and “-(h) Capital risk management””
162-172
		“Strategic Report-Financial review”	25-33
		“Additional Information-Internal Control and Risk factors-Risk Factors”	212-215
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	-
	12B Warrants and rights	Not applicable	-
	12C Other securities	Not applicable	-
	12D American depositary shares	“Additional Information-Shareholder information-Depositary payments to the Company”	217
		“Additional Information-Definitions and glossary of terms”	238-242
		“Material interest in American Depositary Shares”	“Further Information”
13	Defaults, dividend arrearages and delinquencies	Not applicable	-
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	-
15	Controls and procedures	“Additional Information-Internal control and risk factors-Disclosure controls” and “-Internal control over financial reporting”	212
		“Corporate Governance-Audit Committee”	58-62
		“Report of Independent Registered Public Accounting Firm-Audit opinions for Form 20-F”	“Further Information”
16	16A Audit committee financial expert	“Corporate Governance-Audit Committee”	58
	16B Code of ethics	“Additional Information-Other disclosures-Code of Ethics”	221
	16C Principal accountant fees and services	“Corporate Governance-Audit Committee-External audit”	61-62
		“Financial Statements-Notes to the consolidated financial statements-4. Operating costs-(e) Auditors’ remuneration”	117

v

Item	Form 20-F caption	Location in the document	Page(s)
	16D Exemptions from the listing standards for audit committees	Not applicable	-
	16E Purchases of equity securities by the issuer and affiliated purchasers	“Additional Information-Shareholder information-Share capital-Authority to purchase shares”	218
	16F Change in registrant’s certifying accountant		-
	16G Corporate governance	“Additional Information-Other disclosures-Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	221
	16H Mine safety disclosure	Not applicable	-
17	Financial statements	Not applicable	-
18	Financial statements	“Financial Statements-Company accounting policies”	189-190

“Financial Statements-Consolidated income statement”; “-Consolidated statement of comprehensive income”; “-Consolidated statement of changes in equity”; “-Consolidated statement of financial position”; and “-Consolidated cash flow statement”
103-108
		“Financial Statements-Notes to the consolidated financial statements”	109-188
		“Financial Statements- Reports of Independent Registered Public Accounting Firms-Audit opinions for Form 20-F”	93-102 “Further Information”
19	Exhibits	Filed with the SEC	-

2018/19 Annual Report Annual Accountsand National Grid Annual Report and Accounts 2018/19

Bring Energy to Life National Grid plc is one of the world’s largest investor-owned energy utilities, committed to delivering electricity and gas safely, reliably and efficiently to the customers and communities we serve.

Highlights Contents We have continued to make strong strategic Strategic Report and operational progress whilst maintaining Strategic Report contents 1 Business model 2 excellent safety levels and reliability across Chairman’s Statement 8 all our networks. We have retained a focus Chief Executive’s review 10 on our environmental sustainability record Our business environment 12 Our strategy 14 and employee engagement. Progress against our strategy 16 Internal control and risk management 20 Viability statement 23 Financial review 25 Principal operations – UK 34 Group financial highlights Principal operations – US 36 Group Return on National Grid Ventures and other activities 38 Statutory EPS (p)* Underlying EPS (p)* Equity (RoE) % Our commitment to being a responsible business 40 102.5 58.9 12.3 56.2 11.7 11.8 49.5 Corporate Governance Corporate Governance contents 46 48.1 44.3 Audit Committee 58 Finance Committee 63 Safety, Environment and Health Committee 64 Nominations Committee 65 16/17 17/18 18/19 16/17 17/18 18/19 16/17 17/18 18/19 Statement of compliance with the UK Corporate Governance Code 2016 67 * From continuing operations Other disclosures 68 Directors’ Remuneration Report 69 Group operational highlights Financial Statements Financial Statements contents 91 Group safety performance Greenhouse Statement of Directors’ responsibilities 92 (injury frequency gas emissions Independent auditor’s report 93 rate per 100,000 (CO2 equivalent, Employee hours worked) m tonnes) engagement (%) Additional Information 0.10 0.10 8.3 77 77 73 Additional Information contents 196 0.08 6.9 7.0 The business in detail 197 Task Force on Climate-related Financial Disclosures 210 Shareholder information 216 Other disclosures 221 Other unaudited financial information 225 16/17 17/18 18/19 16/17 17/18 18/19 16/17 17/18 18/19 Definitions and glossary of terms 238 Want more information or help? 243 Cautionary statement 244 Reporting currency Our financial results are reported in sterling. We convert our US business results at the weighted average exchange rate during the year, which for 2018/19 was $1.31 to £1 (2017/18: $1.36 to £1). Alternative performance measures In addition to IFRS figures, management also use a number of ‘alternative measures’ to assess performance. Definitions and reconciliations to statutory financial information can be found on pages 225 – 234. These measures are highlighted with the symbol above. Online report The PDF of our Annual Report and Accounts 2018/19 includes a full search facility. You can find the document by visiting the ‘About us’ section at www.nationalgrid.com. Further reading Throughout this report you can find links to further detail within this document or online. Please look out for the following icon: 1

National Grid Annual Report and Accounts 2018/19 Strategic Report Business model: what we do National Grid operates at the heart of the energy system, connecting millions of people safely, reliably and efficiently to the energy they use every day. Our business is organised into Principal operations – UK segments, based upon activity and location Underlying operating profit (%) UK Electricity UK Gas 11% Transmission Transmission 32% We own the high-voltage transmission We also own and operate the high-pressure network in England and Wales. We are gas transmission network in Great Britain. We responsible for ensuring electricity is are responsible for making sure Great Britain’s transported safely and efficiently from gas is transported safely and efficiently from 47% 10% where it is produced; reaching homes and where it is produced to where it is consumed. businesses safely, reliably and efficiently. In addition, we facilitate the connection As the Gas System Operator we are of assets to the transmission system. responsible for ensuring that supply and demand are balanced in real time on a Statutory operating profit (%) Our role as Electricity System day-to-day basis. Operator (ESO) The ESO now operates as a separate 14% 27% company within National Grid effective from 1 April 2019. We are responsible for making sure supply and demand of electricity is balanced in real time across Great Britain. 9% We are also the ESO for the Scottish 50% networks, but do not own them. During 2018/19 we worked to separate the ESO from the electricity transmission system. RAV, rate base and other assets (%) 7% 34% 4,481 4,760 44% miles (7,212 kilometres) of overhead lines miles (7,660 kilometres) of high-pressure pipe (2017/18: 4,474 miles; 7,200 kilometres) (2017/18: 4,760 miles; 7,660 kilometres) 15% Key: UK Electricity Transmission UK Gas Transmission US Regulated National Grid Ventures and Other activities 1,417 miles (2,280 kilometres) of underground cable (2017/18: 969 miles; 1,560 kilometres) 2

National Grid Annual Report and Accounts 2018/19 Strategic Report | Business model: What we do Principal operations – US US Regulated: National Grid Ventures and Other activities Electricity Gas National Grid Ventures (NGV) manages our diverse portfolio of energy businesses that We own and operate transmission facilities We own and operate gas distribution are adjacent to our core regulated operations. across upstate New York, Massachusetts, networks across the northeastern US This operating segment represents our main New Hampshire, Rhode Island and Vermont. and are responsible for connecting millions strategic growth area outside our regulated of customers to the energy they use. core in competitive markets across the US We also own and operate electricity and the UK. The business comprises all distribution networks in upstate New York, Our gas locations by state: commercial operations in energy metering, Massachusetts and Rhode Island. • New York; transporting primarily renewable energy long distances through our electricity Our electricity locations by state: • Massachusetts; and interconnectors and storing liquefied • Rhode Island. • New York; natural gas (LNG) in the UK. • Massachusetts; In November 2018, we established National • New Hampshire; Grid Partners with a focus on investment • Rhode Island; and and future activities in emerging growth areas. • Vermont. Our other activities mainly relate to UK property activities, together with corporate activities in the UK and US. 8,881 35,560 9.9 million miles (14,293 kilometres) of overhead lines miles (57,228 kilometres) of gas pipelines metering: gas meters (2017/18: 8,881 miles; 14,293 kilometres) (2017/18: 35,419 miles; 57,001 kilometres) (2017/18: 11.1m) 1,000,000m3 Liquefied natural gas tank space (2017/18: 1,000,000m3) 7.8 GW GW capacity of interconnectors in operation or under construction (2017/18: 6.4 GW) You can find more information about what we do on our website: www.nationalgrid.com 3

National Grid Annual Report and Accounts 2018/19 Strategic Report Business model: how we operate At National Grid we bring energy to life. In its simplest form this means getting the heat, light and power that customers rely on to their homes and businesses. What we rely on How we do business The value we create The key internal resources that we rely on to We combine these input factors along Our operating model creates a stable, reliable do business are: with our technical expertise to achieve and sustainable business that benefits both • our physical assets that move the energy; our purpose and our vision. our stakeholders and the wider society. • appropriate funding that allows us to invest We do all of this in accordance with our in our people and assets; and values, which guide everything that we do. • our talented workforce that ensures energy is moved efficiently and reliably. Our strategy is designed to maintain and develop our business model, and We also rely on maintaining relationships is supported by robust governance with a number of key external stakeholder and risk management processes. groups, to ensure we best meet their needs and maintain our licence to operate (see pages 40 – 45). Through constructive, transparent engagement and consistent, reliable delivery of our commitments, we build trust with our stakeholders. 4

National Grid Annual Report and Accounts 2018/19 Strategic Report | Business model: how we operate What we rely on Internal resources Physical assets Funding Employees We own electricity and gas networks that We fund our business through a combination Our highly skilled, dedicated employees transmit energy over long distances from of shareholder equity and long-term debt. have a strong public service ethos. They where it is produced and distribute it locally We maintain an appropriate mix of the two manage and maintain the physical energy to where it is consumed. These networks are and manage financial risks prudently. infrastructure, and develop and sustain the built to last for many decades and it would be many stakeholder relationships that are impractical for duplicate infrastructure to exist. crucial to the Company’s success. Such networks account for the vast majority 66% of our asset base. In addition, we own Regulatory gearing (net debt as a proportion various subsea electricity interconnectors of the value of regulatory assets and other 22,576 and LNG importation facilities which, while invested capital) Employees worldwide scarce, are subject to competition. c.£5 billion p.a. Investment in our assets over the next three years External relationships Customers Communities and governments networks, and incentives or penalties relative In the UK we do not own the energy that The fundamental societal impact of our to performance targets. It also affords our flows through our electricity cables and activities means that a range of stakeholders shareholders a fair return on their investment. gas pipes. This energy is owned by our have a legitimate interest in and influence on customers, such as electricity generators and the work we do. These include national and The energy we transport is intrinsically gas shippers. These industrial customers, regional governments, local communities, hazardous; our operations therefore have together with domestic consumers, pay to use our supply chain, and business and domestic to comply with laws and regulations set by our networks. In the US we deliver electricity consumers of the energy we transport. government agencies responsible for health, and natural gas serving more than 20 million safety and environmental standards. people through our networks. Economic, health, safety and environmental regulators Contractors and suppliers We are subject to economic regulation We work in partnership with our supply by bodies that are entirely independent of chain that has complementary experience, National Grid. These economic regulators skillsets and resources. We agree mutually set the prices we can charge for providing beneficial contractual arrangements and, an economic, efficient and non-discriminatory wherever possible, leverage economies service. Our regulated revenue therefore of scale and use sustainable and global covers day-to-day running costs, financing sourcing opportunities. capital expenditures to renew and extend our 5

National Grid Annual Report and Accounts 2018/19 Strategic Report Business model: how we operate continued How we do business Our know-how We are recognised for our excellence in: Over the many decades in which we have played a vital role connecting people to the energy they use, National Grid has built Asset management Capital delivery safe and reliable networks. We have also We invest in and maintain our assets across We add value to our stakeholders by ensuring developed a well-respected and trusted their life as cost-effectively as possible. safe and effective delivery of large and reputation for engineering excellence. complex infrastructure projects, ranging from Our focus ensures efficient management large portfolios of smaller works to stand- We couple our extensive skills, knowledge of our assets across their lifetime. alone mega projects. and capabilities with innovation to ensure our core competencies continuously create value for shareholders and wider stakeholders alike. 7.2% £4.5 billion Asset growth 2018/19 Capital investment in 2018/19 Engineering Innovation The skills of our engineers are vital to We focus our innovation activities to future delivering safe, efficient, reliable and proof the business for our customers as the sustainable performance for all our energy landscape changes. Collaboration is businesses. Our people: crucial as we search for new technologies and • find practical and innovative solutions techniques that will support the transformation. to complex problems; • employ risk-based decision-making; and £19 million • adopt common approaches and Research and development (R&D) 2018/19 continuous improvements. Our engineering expertise supports the delivery of a reliable network. Purpose, vision and values Strategy and risk management Our purpose is to Our culture Our strategy places the customer at the Bring Energy to Life National Grid's culture is the values, beliefs heart of our decision-making and consists and behaviours that characterise our of three long-term priorities: We believe it is crucial to have a clear sense Company and guide our practices. • optimising our operational performance; of what we stand for as a Company. • growing our core business; and We are working hard to continue progress as Our vision is to exceed the expectations an inclusive employer that values diversity. • evolving for the future. of our customers, shareholders and The knowledge and expertise of our communities today and make possible employees is fundamental to our business We have well-established governance the energy systems of tomorrow. success. Enabling our employees to reach structures that include comprehensive their potential requires investing in building risk management, strong controls We have to play an active role in helping the skills and capabilities of all our people. and financial discipline. to shape the changing energy landscape. Our values are unambiguous: every day we do the right thing and find a better way. Our values define the mindset and behaviours important for our business. They also guide Further reading us to achieve the right outcomes and our Our strategy on pages 14 – 15 desired culture. Principal operations on pages 34 – 39 Internal control and risk management on pages 20 – 22 Corporate governance from page 46 6

National Grid Annual Report and Accounts 2018/19 Strategic Report | Business model: How we operate The value we create Society Investors Employees We provide the energy systems that help We aim to be a low-risk business, focused We create an environment in which our economies grow in a sustainable, affordable on generating shareholder value through people can make a positive contribution, and reliable way. dividends supported by asset growth develop their careers and reach their from investing in essential assets under full potential. primarily regulated market conditions, £54 million to service long-term sustainable Contribution to communities 2018/19 consumer-led demands. 73% Employee engagement score 2018/19 11.8 % Group Return on Equity 2018/19 Customers Contractors and suppliers Further reading Our Key Performance Indicators By delivering the energy they need and We maintain sustainable, responsible and on pages 16 – 19 dealing with them in a transparent and efficient supply chains in which our interests S Our commitment to being a responsive manner, our customers trust and those of our suppliers are aligned with Responsible Business us to deliver services to them. the interests of customers. on pages 40 – 45 Stakeholder Engagement Our customer satisfaction measures are listed in on pages 54 – 55 our KPIs on page 16 £5.1 billion Group supply chain spend 2018/19 Economic, health, safety Communities and governments and environmental regulators We help national and regional governments Through constructive, transparent formulate and deliver their energy policies and engagement and consistent, reliable commitments. The taxes we pay help fund delivery of our commitments, we build essential public services. We have a role to trust with our regulators. play in sustainability, enabling the transition to a low-carbon future. 0.1LTI Group safety performance 2018/19 100% IT equipment re-used or recycled 2018/19 7

National Grid Annual Report and Accounts 2018/19 Strategic Report Chairman’s Statement “Our vision is of an energy future where bills are kept low for Sir Peter Gershon consumers, energy Chairman is decarbonised, and innovation is encouraged and where together these efforts support the growth and prosperity of the economies National Grid has continued to make strong In November 2018, we announced our decision we work in.” operational progress in 2018/19, while to exercise our options for the sale of our maintaining excellent levels of safety and remaining 39% share in the Cadent Gas reliability. This has been in the context of a year distribution business that should complete of wide regulatory and political uncertainty for in June 2019. our stakeholders and the energy industry. In the US, federal politics remain partisan including The International Financial Reporting Standard the debate around the climate change agenda. (IFRS) technical requirements make reporting In contrast, at state level, we have strong some of the performance measures that we alignment with policymakers and regulators use as a regulated business challenging. We who, like us, are committed to cleaner energy. provide additional information, on page 30, about both our significant assets and liabilities During the year we have worked to manage that do not form part of our audited accounts, the risk arising from continuing uncertainty to help our investors gain a fair, balanced and over Brexit in the UK. There has been strong understandable view of our business. Where engagement with government and regulators. practicable we reconcile these with our We have conducted a number of Brexit statutory measures in ‘Other unaudited scenario-planning exercises and worked to financial information’ on pages 225 – 234. maintain access for customers to European energy markets. Our share price, meanwhile, continues to be affected by external factors, particularly the Our Group safety performance remains first uncertainty over the UK political and regulatory class. It is a key focus this year. We will be environment. The Labour Party’s support of a introducing increased reporting on safety, state ownership agenda for utilities and public including ‘near miss’ incidents that will services adds further to this uncertainty. The support continued learning. We also Board does not believe that state ownership recognise the heightened concerns is in the best interests of consumers or wider among our US customers, regulators and stakeholders and the disruption and communities about gas safety following bureaucracy that would be involved would the tragic explosions in the natural gas inevitably slow down the UK’s transition to system owned by Columbia Gas. being a low-carbon economy. 8

National Grid Annual Report and Accounts 2018/19 Strategic Report | Chairman’s Statement Full year dividend (pence per share) National Grid has delivered first class safety Dividend policy performance, excellent network reliability Our dividend policy aims to grow the 45.93 47.34 and invested £10 billion in UK energy critical 42.87 43.34 44.27* ordinary dividend per share at least in line national infrastructure during the first six years with the rate of UK RPI each year for the of RIIO. This allows us to continue to play a foreseeable future. Accordingly, the Board central role in enabling the decarbonisation has recommended an increase in the final of the UK economy. Indeed, in April, the ESO dividend to 31.26 per ordinary share announced that it will be able to fully operate ($2.0256 per American Depository Share). If the electricity system with zero carbon by approved, this will bring the full year dividend 2025. Through innovative arrangements in to 47.34p per share ($3.0872 per American RIIO we have also generated £640 million Depository Share), an increase of 3.07% over 1�/1� 1�/1� 1�/1� 1�/18 18/19 savings to date for UK consumers. the 45.93p per share for the financial year ended 31 March 2018. * excludes a special dividend of 84.375p. At a time when there is an increased urgency to meet the challenge of climate change the Sustainability last thing that is needed is the enormous Final dividend of distraction, cost and complication that state Our environmental sustainability performance ownership would bring. It is pleasing that was strong in 2018/19. By embedding the majority of our investors agree with this sustainability in our business strategy and 31.26 p/share sentiment through their long-term view of ensuring it is integral to the way we do business, our financial and operational performance. we deliver positive outcomes for society. We proposed to be paid on also drive more efficient performance while 14 August 2019 Ongoing dialogue with our regulators identifying opportunities and managing risk in remains an area of major focus. In the US, the a changing environmental and social landscape. completion of a full refresh of our distribution Our approach to environmental sustainability Annual General Meeting 2019 business rates supports one of our key strategic pillars in the continued growth of our business. focuses on those areas where we can have The 2019 AGM will be held at 11.30am the most impact and that are important to our on 29 July 2019 at the ICC, We also considered our focus on costs and Birmingham. efficiency. The resulting cost efficiency and stakeholders. These themes are reducing our restructuring programmes in both the UK greenhouse gases, managing waste and and US will continue to drive performance natural resources efficiently and caring for for both customers and shareholders. the natural environment. We will be reviewing our strategy, targets and ambition in 2019/20. Directors’ duties The Board also reviewed the resolution of Additional projects and awards In our effort to balance the the lengthy labour dispute with two of the relationship between National Massachusetts gas worker unions over The Board was delighted to see recognition Grid and our key stakeholder employment terms and conditions. I am and positive movement in a range of indexes, groups, the Board has taken conscious that this has been a difficult period such as The Times Top 50 Employers for into consideration Financial for key stakeholders including our employees Women and Top 70 Best Employers for Race. Reporting Council guidance. and the communities we serve in the These awards recognise the important work We continue to be mindful of the need to create value. By Massachusetts gas business. We are now we are doing to support workplace equality considering our purpose, vision focused on addressing the backlog of work, and inclusion. and values together with our re-integrating our workforce and rebuilding strategic priorities, we balance the reputation of this business. People changes outcomes for our suppliers, communities, employees, We announced the appointment of Andy Agg The Board and I note the progress we are as Chief Financial Officer (CFO) and Executive regulators and customers making on our strategic priorities. Against alongside long-term sustainable Director with effect from 1 January 2019. We growth for our investors. the background of delivering on our priority also announced a further strengthening of the of optimising operational performance, we Board with the appointment of three additional The Board, advised by the continued discussions with Ofgem on the Non-executive Directors: Amanda Mesler, Group General Counsel & RIIO-T2 price control. The overall framework Jonathan Silver and Earl Shipp. Andrew Company Secretary of our duty proposals in the sector-specific consultation Bonfield, Pierre Dufour and Nora Mead Brownell under section 172, determines are a step in the right direction but we are have left the Board. You can read more details the impact of our decisions concerned that the proposals, as currently on all stakeholders. of all our Board members’ experience and the set out, will not bring about the change Committees they support in my Corporate Further reading consumers need. Governance review on pages 48 – 49. Board engagement with stakeholders Similarly, the decision to apply a new and I would like to extend my deepest appreciation – pages 54 – 55 untested regulatory model to the Hinkley- to all our employees and our wider workforce for Seabank Connection Project was disappointing. their hard work, dedication and commitment, This model seeks to impose on us the results without which the Company’s achievements of simulated competition without giving us this year would not have been possible. the freedom of choice to decide to participate Further reading and allocate scarce capital to the project. Responsible business We continue to review our option to challenge www.nationalgrid.com/ the decision when it becomes possible to do so. group/responsibility-and- sustainability Innovation We continue to support stakeholders, including governments, communities and our regulators, Sir Peter Gershon to review policy within a rapidly evolving energy Chairman market. To prepare for the future, the Board supports opportunities to adopt and embrace technology and innovation. Two examples of our ongoing adoption of digital come to mind: the UK ESO now uses artificial intelligence to improve wind and solar output forecasting; and our US gas businesses now provide innovative data to our field force and use technology to improve work scheduling. 9

National Grid Annual Report and Accounts 2018/19 Strategic Report Chief Executive’s review “I truly believe that John Pettigrew a purpose-led company Chief Executive delivers superior performance for all of its stakeholders.” This has been another extremely busy year territories since 2015. Despite this, the efforts for National Grid, one in which we have made that we have made to significantly improve our significant progress, not without its challenges, speed of restoration means that we are now in pursuing our operational and strategic able to reconnect the majority of customers priorities and delivering our investor proposition. in less than 24 hours. Keeping our workforce and the public safe Customer performance is also a major Let me start with safety – this is always our priority. I am really pleased that our customer top priority. This year we maintained our lost satisfaction scores for our UK businesses have time injury frequency rate at equivalent to increased by 3%. And in the US, customer one lost time injury per million hours worked. satisfaction scores increased by 5 and This is consistent with the best-performing 12 points for electric and gas residential organisations worldwide, but this also means customers respectively. The scores are striving relentlessly to do better – our ambition helped by the continued improvements we is to ensure that all of our employees and are making to our customer portal and the contractors are able to go home safely at digitalisation of our customer touchpoints. the end of each and every day. We have continued our campaign of making safe Delivering for investors working second nature to all our employees Our financial performance shows the strength and contractors, and as instinctive as putting of our portfolio and of our strategy. We have on your seat belt before driving. That is the delivered another year of strong organic safety culture I am proud to say we continue growth in renewing and extending our energy to promote throughout National Grid. networks, investing a record £4.5 billion and delivering asset growth of 7.2%, at the upper Maintaining network reliability and end of our target range. The full year dividend, putting our customers first subject to shareholder approval of the final We have also continued to maintain excellent dividend, is up 3.1% to 47.34p, in line with our reliability across our networks, despite policy, and is covered 1.2 times by underlying significant winter storms in the US. In fact, earnings per share, up 5% to 58.9p. Statutory looking across our US electric businesses, earnings were somewhat lower because we have seen a 35% increase in the number of certain exceptional charges which I will of adverse weather days across our service refer to below. 10

National Grid Annual Report and Accounts 2018/19 Strategic Report | Chief Executive’s review Optimising performance During the year both the NuGen and Horizon We are working hard to continue to inspire Our core regulated businesses have nuclear projects cancelled their proposed the talent of the future with the promotion of commenced efficiency and restructuring connection agreements. The regulatory careers with science, technology, engineering programmes to create leaner, more agile arrangements we have in place have mitigated and maths (STEM) components. It is a organisations that are more responsive to the economic impact of these cancellations, privilege to be able to support young people customers’ needs whilst delivering sustainable though we have recognised an exceptional from a wide range of backgrounds to follow cost savings. We have made good progress charge for development costs incurred on rewarding careers in these areas. with our cost efficiency programme in the UK these projects over the last decade. as well as starting a similar exercise in the US, We continue to nurture the talent and recognised as exceptional charges. These are Our US business invested $3.5 billion in the capability of our employees and our taking action to remove costs from across the year, resulting in asset growth of 9.2%, up commitment to inclusion and diversity. business, simplify our supply chain, rationalise 180 basis points on last year. The focus of our Women now make up 32.1% of our our property portfolio and minimise future investment has been in modernising ageing management population and 10.6% come increases to customer bills. networks, whilst also providing better safety, from ethnic minorities, but we still need to do reliability and resilience. more. Connecting better with our customers The UK delivered another year of good is enabled by diversity of thought and that returns, with a Return on Equity of 12.4%, We have also continued to make significant can only come from diversity of our people. within the range of 200 to 300 basis progress on our interconnector portfolio. The points of out-performance that we have Nemo Link with Belgium was commissioned Enabling the energy transition committed to under RIIO-T1. The efficiency early and under budget. This was a complex National Grid has a critical role to play in and restructuring programme means build, with 1,200 unexploded bombs and a enabling the energy transition. Power and we are on track to maintain this strong loaded 17th century cannon all needing to heat networks are key to the energy system. performance by saving operating costs be negotiated as we laid the cables across It is our responsibility to create value for our of £50 million in 2019/20 and £100 million the English Channel. With over 2.6 million customers and society more broadly by from 2020/21 onwards. working hours on the project, I am pleased delivering affordable energy efficiently and to say we only had one minor safety incident. sustainably, whilst being agile and anticipating In the US we achieved a Return on Equity of Progress on IFA2 and North Sea Link, our and responding to the changing needs of 8.8%, representing 93% of allowed return. new interconnectors to France and Norway, our customers. This was slightly down on last year due to have continued on track, with the converter additional safety compliance spend in New stations’ construction on IFA2 going well We continue to help shape the debate on York, the increased volume of minor storms, and NSL having now laid over 168 miles creating cleaner, smarter energy networks and additional costs of restoring service to our (271 kilometres) of cable. On Viking Link, that future generations can rely on. Our gas business in Rhode Island, following a low the interconnector to Denmark, on which engineering excellence and the work we do supply issue into our distribution network. we took the final investment decision during on a daily basis keeps the lights on and the the year, we have all planning approvals and energy flowing, but we need to find more After protracted union negotiations, land rights and plan to start construction sustainable and less carbon-intensive options. during which we brought in contractors in spring of 2020. and additional supervision to ensure we Our key focus is to keep customers at the completed our work to the highest standard, Evolving for the future forefront of everything we do. With that in we reached a satisfactory agreement with We are making major investments in improving mind, we are continuing improvements in members of our Massachusetts gas security of supply and connecting low-carbon customer service to deliver information to our workforce. These actions led to an sources of energy to our networks. In addition customers more quickly. We are also digitising exceptional charge which, whilst significant, to the substantial interconnectors programme, our customer-facing processes. This will make reflects our commitment to safety and we recently announced our proposed us more efficient and make it easier for implementing the right contracts for the future. acquisition of Geronimo Energy and a joint customers to communicate with us. venture with the Washington State Investment We made good regulatory progress, reaching Board (WSIB). This is our first meaningful step Giving back to the communities in which we a significant milestone, with all our distribution into renewable generation in the US, providing operate is always important to us. We need businesses operating under new rates. We us with a potential pipeline of over 6 GW of to maintain our absolute focus on keeping our agreed new rates for Rhode Island gas and solar and onshore wind projects at different people and the public safe. Therefore safety electric and Massachusetts gas during the stages of development. will always be the priority on our agenda. year and this has given us the right regulatory platform to invest appropriately to best serve We are also helping to further New York’s Finally, I want to thank everybody who our customers. clean energy goals, with a filing in November, has worked so hard to deliver these results for smart meter infrastructure that would for National Grid in 2018/19. Pursuing disciplined, quality growth result in over 2.3 million gas and electric During the year we announced the exercise meters being installed between 2021 of our option to sell our remaining stake in and 2024. Cadent, and are expecting £2 billion of cash proceeds in June 2019. We reached another milestone this year, with the legal separation of the Electricity System Our transmission networks in the UK have Operator from 1 April 2019, representing delivered £1.2 billion of capital investment, another step forward in the evolution of the John Pettigrew including two projects I am particularly proud energy industry in the UK. Chief Executive of. Firstly, we completed the first new electricity overhead line route in England and Wales in the Further, our National Grid Partners business, last 16 years. The Canterbury to Richborough which invests in innovative emerging technology connection is a 13-mile (21-kilometre) route start-ups, has made great progress, investing that was built in only 15 months enabling the in over a dozen new companies which will connection of the Nemo interconnector to the provide benefits across our businesses in future. grid. Secondly, our Feeder 9 tunnel project under the Humber is now 75% complete and Becoming a purpose-led organisation is the largest single investment in our gas and inspiring future generations infrastructure in a decade. Efficient delivery Expectations on big businesses have changed. of projects such as these is key to maintaining Our purpose and how we conduct ourselves is our strong financial performance. increasingly important. Given the role we play at the heart of society, we are acutely aware of Our dialogue around RIIO-T2 also continues. this and it guides what we do. I truly believe We remain committed to the importance of that a purpose-led company delivers superior a regulatory framework that fairly reflects the performance for all its stakeholders. During risk return balance for both consumers and 2018/19, we commenced a holistic review of shareholders. This supports the delivery of the impact our business has on our society energy innovatively and efficiently. and on a sustainable future. The work will support us to build on our purpose to Bring Energy to Life. 11

National Grid Annual Report and Accounts 2018/19 Strategic Report Our business environment The energy industry is experiencing unprecedented change, shaped by four key themes: affordability, decarbonisation, decentralisation and digitisation. Affordability 2018/19 developments Our response As the energy industry transitions to a decarbonised, UK • We are focused on managing our networks over the In the UK, affordability of energy continues long term, maintaining highly reliable systems at decentralised, and digital cost efficiency. future, new investment will to be a critical topic as highlighted in the be required to maintain the Government’s response to the ‘Cost of • Our US and UK regulated businesses are pushing Energy’ review. for greater affordability and innovative ways to reliability customers expect. minimise the total cost of energy to consumers. National Grid has a role to US play in helping customers • In the UK, we have generated £640 million of The cost of energy remains a priority for savings for consumers in the first six years of reduce their carbon footprint consumers and regulators who expect the RIIO arrangements. and total energy costs. affordable, reliable and cleaner energy. New • In the US, we delivered an estimated $217 million outcome-based performance incentives are in net societal benefits in our first year of EAM aligning shareholder value with customer value performance incentives in upstate New York. Such and societal benefits. Such incentives are in benefits increase the affordability of energy and were place in upstate New York, called Earnings achieved through a range of activities. These include 3% Adjustment Mechanisms (EAMs), and Rhode reducing the electric system peak to mitigate supply UK transmission network costs per Island, called Performance Incentive costs, enabling Distributed Energy Resource adoption average household dual fuel bill – Mechanisms (PIMs), and are proposed in and increased adoption of energy efficiency. Massachusetts and downstate New York. representation of the total bill • We are helping customers to lower their ‘total energy wallet’ by enabling electric vehicle infrastructure and encouraging adoption of electric vehicles, as well as enabling customers to switch from oil heating to heat pumps, helping customers £107m realise the benefits of lower costs. allocated to address UK fuel poverty • Our £107 million voluntary investment in Affordable since 2017 Warmth Solutions across 2017-2019, supports addressing fuel poverty in the UK. Decarbonisation 2018/19 developments Our response Climate events during 2018 were widespread and UK • Reducing greenhouse gas emissions forms some, such as the wildfires During 2018, European carbon prices rose part of the Company’s KPIs (see page 18). above €20/tonne; three times the level seen in We have also committed to meeting Task in California, impacted energy Force on Climate-related Financial Disclosure networks significantly. 2017. This increase was likely due to fossil fuels burnt during abnormal weather conditions, recommendations in full (see pages 210 – 211). Understanding the social, as well as the reduction in carbon permits • ‘Our Contribution’ environmental strategy focuses environmental and economic from 2019. Almost a third of electricity was on the areas where we can make a difference. You impact to business generated by renewables in 2018 Q3 can read more about our approach and work on and measuring its (source: Gov.uk); however, gas remains page 41. value is likely to become the primary fuel source for generation • In November 2018, NGV confirmed £850 million more important as a result and heating (source: Gov.uk). of investment in the Viking Link interconnector of these events. with Denmark. US • In both the UK and US, we are supporting the State regulators continue to support renewable adoption of electric vehicles through charge point Carbon intensity of British electricity, energy. For example, a new Massachusetts infrastructure, to support decarbonising transport 2013-2018 (gCO2/kWh) energy bill approved by the Senate in June and improving air quality. 2018 doubles the state’s offshore wind ambition to 3.2 GW by 2035, up from 1.6 GW • In March 2019, NGV signed an agreement to acquire 529 by 2027. In New York, Governor Cuomo Geronimo Energy, a leading developer of wind and 477 443 announced a commitment to 100% carbon- solar generation assets based in Minneapolis, free electricity by 2040, doubling a distributed Minnesota. This provides National Grid with a 330 solar goal and more than tripling the state’s solid foundation on which to develop and grow offshore wind target. a large-scale renewable business in the US. 266 248 • Massachusetts, Rhode Island, and Connecticut recently announced winners of their offshore wind tenders totalling 1.4 GW, with Ørsted, supported by National Grid, winning in Rhode Island and Connecticut. Pricing on the Massachusetts contract 201� 201� 201� 201� 201� 2018 demonstrates the potential for US costs to reflect the downward trend in technology costs, Source: nationalgridESO spurred on by the European market. • In June 2018, we published our Northeast US 80x50 Pathway: an integrated blueprint for New York and New England to reduce greenhouse gas emissions deeply below 1990 levels, while supporting economic growth and maintaining affordability and customer choice. • Our recently launched energy efficiency and solar marketplaces allow our customers to shop online and receive instant rebates for energy-efficient products such as LED light bulbs and smart thermostats, receive free quotes for solar and compare financing options. 12

National Grid Annual Report and Accounts 2018/19 Strategic Report | Our business environment Decentralisation 2018/19 developments Our response The energy system is in transition from high to UK • During 2018, the UK’s transmission network made low carbon. This change In July 2018 the Future Energy Scenarios (FES) connection offers to 47 transmission-connected document, published by the System Operator, batteries, each approximately 50 MW. These coincides with a shift to more batteries represent a new type of connection for the decentralised generation, suggested that by 2050 up to 65% of all generation could be locally produced. In July transmission grid. They also reflect the emergence from renewables to emerging 2018, the first London streets received Ultra of new business models for grid balancing. battery storage. As the Low Emission Zone status. This has since • National Grid Partners has invested in DER volume of this intermittent expanded to the congestion zone. With companies. These include Leap, a marketplace and distributed generation increasing local electricity demand from cars, to effectively monetise distributed energy grid increases, a more resilient and potential for vehicles to both charge and services, and Omnidian, which provides and flexible system will be discharge electricity onto the network, comprehensive protection plans for solar required; one that makes balancing demand, supply and power flows energy systems investments. best use of available energy will become increasingly complex. Electricity • In the US, we expanded our partnership with storage and smart demand management will Sunrun, providing $8 million for a share in revenues resources to meet consumers’ play a key role in easing this complexity. needs in a balanced, efficient from new grid services contracts. and economical way. US • The ESO has introduced new reforms to increase market transparency and lower barriers to entry In the US, distributed and decentralised energy for new providers of ancillary services, enabling resources growth and investment, including greater participation from non-traditional providers small-scale residential and commercial solar including DER. and storage, continue to accelerate. Seeing 65% this growing trend, utilities across the US are The Community Renewables scenario in FES exploring how they can best be compensated 2018 suggests that 65% of all generation for effectively integrating Distributed Energy could be produced locally by 2050 Resources (DER) into the grid. As the trend continues, our key priority will be creating innovative and productive ways to ensure Source: Future Energy Scenarios July 2018, ESO utilisation is effective, safe and reliable. Digitisation 2018/19 developments Our response Businesses and lives are being transformed by In 2018, the application of digital technologies • We are taking advantage of innovations in to drive sustained profitable growth by digital technology and innovation to improve innovations such as artificial optimising the way we work was a key global our business performance. For example, we are intelligence and virtual reality. trend. It is expected to continue exponentially using the latest advances in artificial intelligence in The energy landscape has in the coming years. our UK energy forecasting to lower balancing costs seen several changes as and improve energy security. companies look to create The energy landscape is already being • Using state-of-the-art machine learning, the ESO team, new business models transformed by technologies such as smart building on initial research by the Alan Turing Institute, and reduce energy prices meters and demand aggregators. These enabled improvement in forecasting for the Solar through digital technologies. devices employ the latest advances in artificial Power Forecast. This improvement in forecasting intelligence to create new business models enables the decarbonisation and decentralisation Technology commercialisation, and reduce energy prices. consumer demand and of the power grid and delivers efficiency savings to consumers. The team are building on this success regulatory stimulus will Utility networks are beginning to identify to deliver the next generation of Demand continue to drive these trends. significant potential for their businesses Forecasting Capabilities. through digital transformations. Advances in technologies to operate systems, manage • 2018 also saw the launch of National Grid Partners, assets and engage with customers will be our new venture capital and innovation group. The a key facet of our business going forward. group has already made several investments in companies that are at the forefront of developing 5% potentially pivotal technologies. The year-on-year reduction in unplanned outages attributable to use of enhanced sensors, smart meters and advanced automation on electricity grids in Europe and the US Source: Bloomberg New Energy Finance Regulatory, political landscape Brexit National Grid is supportive of the EU and UK agreeing on a deal and a transition period to minimise any disruption and keep costs down for consumers. We are working with the Government, regulators and others to ensure that the efficient flow of gas and electricity can continue whatever the outcome of Brexit, with minimal impact to consumers. The interconnectors will continue to operate in any scenario and do not anticipate any major disruption. It is essential that energy is prioritised in the upcoming discussions on the EU-UK future relationship to the mutual benefit of both the EU and the UK. We also support the UK’s continued participation in the EU’s Internal Energy Market as the most effective way to preserve the consumer benefits and maintain certainty for investors. State Ownership The Labour Party has set out its aim to bring the energy networks under state ownership as part of its plans to deliver a decentralised renewable energy future. This forms part of a wider state ownership agenda across key public utilities and services. National Grid does not believe that this is in the best interests of consumers or stakeholders and is focused on enabling the transition to a low-carbon energy system while maintaining a reliable and cost-effective service for consumers. 13

National Grid Annual Report and Accounts 2018/19 Strategic Report Our strategy We ensure that customers are at the heart of our decision-making and this guides everything we do. We are focused on three strategic priorities for our business, which will set the foundations of our future success. Customer first We have a vital role to play in enabling customers to benefit from the changes in our industry. The energy transition and associated technological advancements mean we can provide our customers with a more cost-effective service. We measure customer satisfaction as a KPI within each of our business segments. 14

National Grid Annual Report and Accounts 2018/19 Strategic Report | Our strategy We need to enhance the customer experience Performance in 2018/19 and our productivity through more efficient • Identified savings and began the transition and customer-focused processes. Given the to leaner and more efficient operating scale of our core business in the UK and US, models in the UK and US core businesses; even small improvements will have a huge impact on our overall performance. Finding • Completed union negotiations in new ways of optimising operations will Massachusetts and integrated employees 1. Optimise be an important factor in our ability to back to work; compete and grow. • Agreed rate case settlements for gas performance in Massachusetts and gas and electric in Rhode Island; Our customers want us • Commenced embedding our Business to be more efficient, so we Management System (BMS) across must find ways to improve the Group; how we run our business. • Gave the notice to exercise the options for the sale of the remaining 39% of the Cadent gas distribution business; and • Agreed RIIO-T1 reopeners during autumn 2018, including investment in cyber and physical security. Further reading See more on these in the Additional Information section on pages 199 – 209 S We continue to look for business Performance in 2018/19 development opportunities that are close • Grew our UK and US regulated to our core business. In the US, we will businesses capex to £3.9 billion; build on our successful efforts to pursue opportunities in electricity and gas • Approved investment in the Viking Link transmission as well as large-scale interconnector in September 2018; renewable options. • Delivered our first new overhead line 2. Grow core this century in England: Richborough Interconnectors will continue to be to Canterbury, connecting the Nemo business our focus over the next decade. Link interconnector; • Launched the Nemo Link interconnector, Delivering strong operational which became operational on 31 January performance provides a 2019; foundation from which • Interconnectors IFA2 and North Sea Link we can invest in our core are under construction and are on track to be delivered to plan; and business and pursue • Delivered new infrastructure to replace other opportunities. the century-old substation that powers Rhode Island’s capital city. Further reading See more on these in the Additional Information section on pages 199 – 209 S Our preparations for the future have Performance in 2018/19 already begun with the creation of NGV. • Achieved separation of the Electric This collaboration brings together our System Operator from the UK electricity non-network businesses to focus on transmission company; targeted investment in the energy sector outside of our core business. • Continued to participate in the debate on decarbonisation, contributed to the 80x50 3. Evolve for We are also looking to develop new Pathway and supported electric vehicle capabilities that are essential for long-term charging networks; the future success. For example, the creation of National • Launched National Grid Partners with Grid Partners allows us to increase our £58 million invested to date; and We need to future-proof our capability in new and disruptive energy • Announced in March 2019 the proposed business against the effects of technologies to meet the changing needs acquisition of Geronimo Energy, a a changing energy landscape. of our customers and communities. developer of wind and solar generation. Our networks are already Further reading managing changes to the See more on these in the Additional Information section on pages 199 – 209 generation mix, while the S and pages 223 – 224 needs and expectations of our customers are evolving. 15

National Grid Annual Report and Accounts 2018/19 Strategic Report Progress against our strategy The Board uses a range of metrics, reported periodically, against which we measure Group performance. These metrics are aligned to our strategic priorities and were refreshed during the year. This year we revised our Key Performance Indicators to ensure we measure performance against our strategy that was updated in 2017. Key Link to strategy This revamp has resulted in 5 new KPIs, as identified below. Optimise Grow core We report our performance measures as follows: New KPI for 2018/19 performance business KPIs • Principal measures that track individual progress against each Indicates an Evolve for alternative of our three strategic priorities. See below. the future performance • Non-financial measures that underpin delivery of all three measure strategic priorities. See below. Link to remuneration Other performance indicators Remuneration of our Executive Directors, and our employees, is aligned • Financial measures that result from the delivery of our strategic to successful delivery of our strategy. We use a number of our KPIs as priorities. These are set out within our financial review, from page 25. specific measures in determining the Annual Performance Plan (APP) and Long Term Performance Plan (LTPP) outcomes for Executive Directors. • Business-unit-level measures that are specific to our three strategic While not explicitly linked to APP and LTPP performance outcomes, priorities. These are set out within our Principal Operations review, the remaining KPIs and wider business performance are considered. on pages 34 – 39. For further detail, please see our remuneration report, on pages 69 – 90. Principal measures Strategy link KPI and performance Progress in 2018/19 12.3 Group Return on Equity (RoE, %) 11.7 11.8 Group RoE fell slightly during the year. The UK regulated We measure our performance in generating value for businesses delivered an improved operational return of 12.4% shareholders by dividing our annual return by our equity in aggregate (2017/18: 12.1%). This was offset by slightly reduced base. This calculation provides a measure of whole RoE in the US of 8.8% (2017/18: 8.9%) where lower operating Group performance compared with the amounts profits were not fully mitigated by the benefit of a lower tax invested in assets attributable to equity shareholders. charge following US tax reform. In addition, Group RoE benefited from the Fulham property sale and US legal settlements, partially Target: 11–12.5% p.a. offset by the removal of the share of Cadent earnings, following its classification as a discontinued operation. 1�/1� 1�/18 18/19 Customer satisfaction The US metric measures customers’ sentiment with National We measure customer and stakeholder satisfaction, while also maintaining Grid by asking customers their level of trust in our advice to engagement with these groups and improving service levels. make good energy decisions. The metric, which is tied to the value customers feel they receive from National Grid, increased and was above target in 2018/19. The Trust Advice £m 2018/19 2017/18 2016/17 Target metric recovered half of its decline from the prior year (two percentage points) due to improved communications and UK Electricity Transmission (/10) 7.9 7.7 7.4 6.9 customer experiences. UK Gas Transmission (/10) 7.8 7.6 8.0 6.9 Our customer satisfaction KPI comprises Ofgem’s UK electricity US Residential – Customer and gas transmission customer satisfaction scores. Figures Trust Advice survey (%) 58.7 56.6 60.7 57.4 represent our baseline targets set by Ofgem for reward or penalty under RIIO (maximum score is 10). Domestic and Industrial and Commercial Metering NPS Following a review, our Interconnector and LNG businesses will score (index) +44 +39 – – no longer use NPS to measure customer satisfaction. Both units will continue to monitor customers through an annual survey designed to gauge the quality of services provided to wholesale energy market participants. NPS scores reported represent the Domestic and Industrial and Commercial Metering business. 16

National Grid Annual Report and Accounts 2018/19 Strategic Report | Progress against our strategy Principal measures continued Strategy link KPI and performance Progress in 2018/19 Network reliability For UK Gas Transmission, there was one incident at Didcot We aim to deliver reliability by planning our capital investments to meet Power station which meant that flows were restricted over challenging demand and supply patterns, designing and building robust three gas days. networks, having risk-based maintenance and replacement programmes, and detailed and tested incident response plans. We measure network reliability For UK Electricity Transmission, there were three Loss of separately for each of our business areas. The table below represents our Supply incidents in 2018/19, of which one was incentivised, performance across all our networks in terms of availability. For both our one non-incentivised and the third not-reportable under UK and US networks we continued to maintain excellent reliability. the Energy Not Supplied (ENS) incentive scheme. The ENS incentive scheme returned a profit of £3.7 million in 2018/19. £m 2018/19 2017/18 2016/17 In the US, we continued to maintain high levels of reliability. UK Electricity Transmission (%) 99.999984 99.999984 99.999964 UK Gas Transmission (%) 99.9896317 99.996151 99.975 US Electricity Transmission 99.952 99.953 99.97 US Electricity Distribution 99.995 99.995 99.994 IFA interconnector 93.9 92.6 77.5 BritNed interconnector 98.2 97.8 98.2 Total regulated asset growth (%) 7.2 Asset growth during the year was 7.2% (2017/18: 5.9%). This was Maintaining efficient growth in our regulated assets 5.9 primarily driven by the accelerated US rate base growth of 9.2% ensures we are well positioned to provide consistently 5.4 (2017/18: 7.4%) and higher levels of investment in other assets, high levels of service to our customers and increases such as in NG Partners. This is partially offset by lower UK RAV our future revenue allowances. growth of 3.6% (2017/18: 4.5%). Target: 5–7% growth each year 1�/1� 1�/18 18/19 Cumulative investment in delivering new 702 Cumulative investment in delivering new low-carbon energy low-carbon energy sources (£m) sources was £702 million, up from £395 million in 2017/18. We invest in new low-carbon energy sources This is principally from ongoing investment in our interconnector projects, with Nemo Link successfully completed during the primarily through our interconnector businesses 395 (Nemo, North Sea Link, IFA 2 and Viking), investments year and significant progress made in the construction of IFA2 in companies delivering low-carbon energy sources and North Sea Link. (for example our investment in Sunrun) and investments into large-scale renewables. 137 1�/1� 1�/18 18/19 Connections of renewable schemes to US 381 Though the installed capacity shows a year-on-year decline, electric distribution network (MW) Rhode Island actually installed a record amount of capacity 295 The table represents the amount of customer- 281 (76 MW) while the installed capacity in New York was on par owned renewable energy capacity installed on our with 2017/18. The installed capacity in New York enabled the distribution network across our US footprint. Given Company to earn incentives through the state’s Peak Reduction the variability and unpredictability of customer driven and DER Utilisation Earning Adjustment Mechanisms. Though projects, the Company does not presently have Massachusetts experienced a decline in customer-ready an MW target. Current targets primarily focus on projects to interconnect, attributed to a delay in the launch of regulatory compliance and customer need the state’s new incentive programme (SMART), it received a date attainment. record amount of capacity (1.15 GW). While non-residential 1�/1� 1�/18 18/19 systems have represented less than 5% of connected applications, they have accounted for 75% of the installed capacity over the last three years. NGV capital investment (£m) 444 NGV capital investment has increased in the year by NGV is focused on investment in a broad range of 363 £81 million (22%). This was principally due to increased energy businesses across the UK and US, including investment in our interconnector projects under construction, our interconnector business, large-scale renewable with further progress made in the construction of IFA2 and generation, LNG storage and regasification, and 225 North Sea Link. In addition, further investment has been made energy metering. to upgrade and expand the Millennium gas pipeline with our joint venture partners. 1�/1� 1�/18 18/19 17

National Grid Annual Report and Accounts 2018/19 Strategic Report Progress against our strategy continued Non-financial measures KPI Performance Progress in 2018/19 Group lost time injury frequency 0.10 0.10 As at March 2019, our Group lost time injury frequency rate was 0.10. We have moved to rate (LTIs per 100,000 hours worked) reporting on combined employee and contractor LTI rates to reflect our continued focus 0.08 This is the number of worker lost time injuries on encouraging good safety behaviours across our entire worker community. The results per 100,000 hours worked in a 12-month for 16/17 and 17/18 have been restated with Group LTI rates. period (including fatalities) and includes our employee and contractor population. The majority of lost time injuries are as a result of individual issues such as slips, trips and falls, soft tissue injuries from inappropriate lifting and carrying and non-fault road traffic Target: < 0.1 LTIs collisions – we are treating these incidents with appropriate focus whilst acknowledging that they do not generally have the potential for more serious harm. Our analysis shows that in 2018/19 the number of incidents with higher potential for harm has been lower 1�/1� 1�/18 18/19 than expected. 77 77 Employee engagement index (%) 73 We measure employee engagement through our employee engagement survey. This is a measure of how engaged our The results of our 2018/19 survey, which was completed by 76% of our employees, employees feel, based on the percentage of have helped us identify specific areas where we are performing well and those areas favourable responses to questions repeated we need to improve. annually in our employee engagement survey. Our target is to increase engagement Our engagement score was 73% favourable. While the score has dropped by four points compared with the previous year. from our 2017/18 results, we remain in the range of other high-performing companies for employee engagement. We have a range of action plans underway to support addressing the change in our scoring during 2019/20. 1�/1� 1�/18 18/19 Workforce diversity �t�nic �inorities During 2018/19, we have seen a reduction in the size of the UK, US and NGV We measure the percentage of women and �o�en populations. Within this though, our female representation has decreased by a ethnic minorities in our workforce. We aim to greater proportion than male representation; leading to a slight decrease overall develop and operate a business that has an 17.3 17.9 18.1 of 0.3%, from 24.6% to 24.3%. inclusive and diverse culture (see page 43). On the other hand, our ethnic minority representation has grown across the UK, US and NGV populations; leading to an overall increase of 0.2%, from 17.9% to 18.1%. 24.3 24.6 24.3 1�/1� 1�/18 18/19 Contribution of our corporate 73 We use the London Benchmarking Group measurement framework to provide an overall responsibility work (£m) community investment figure which includes education (but excludes investment in Working with communities is important 54 university research projects). Whilst we have no specific target, our overall aim is to for creating shared value. The significant ensure we add value to society to enable communities to thrive. increase in donations in 2017/18 and 2018/19 is due to our contributions through the Warm In the UK, the overall contribution of our activities was valued at nearly £46 million. The Homes Fund. significant increase between 2016/17 and 2017/18 is due to our continued investment through the Warm Homes Fund. In the US, our contribution was just over £7 million. 9 This gives us a combined Group-wide contribution of nearly £54 million. 1�/1� 1�/18 18/19 Education, skills and capabilities 41,461 We measure quality (>1 hour) interactions with young people on STEM subjects. We support the development of young 35,425 In the UK, in 2018/19, we have had 2,285 quality interactions with young people on people’s skills and capabilities through 29,591 STEM subjects. We had 39,176 interactions in the US. Overall we have seen a total skills-sharing employee volunteering. In of 41,461 interactions with young people on STEM, an increase of 6,036. The 2018/19 particular, we focus on STEM subjects as and 2017/18 data excludes UK Gas Distribution. All figures prior to 2017/18 include these support our future talent recruitment UK Gas Distribution. and our desire to see young people gain meaningful employment. 1�/1� 1�/18 18/19 Climate change 8.3 Our Scope 1 greenhouse gas emissions for 2018/19 equate to 4.5 million tonnes This is a measure of our reduction of Scope 1 6.9 7.0 of carbon dioxide equivalent (2017/18: 4.0 million tonnes) and our Scope 2 emissions and Scope 2 emissions of the six primary (including electricity line losses) equate to 2.5 million tonnes (2017/18: 2.9 million tonnes); Kyoto greenhouse gases. Our target is to combined this is a 68% reduction against our 1990 baseline. These figures include line reduce our greenhouse gas emissions by 68% 68% losses and updated lower emissions factors for US Gas Distribution. 45% by 2020, 70% by 2030, and 80% by 62% 2050, compared with our 1990 emissions These are equivalent to an intensity of around 469 tonnes per £1 million of revenue of 21.6 million tonnes. (2017/18: 505). Our Scope 3 emissions for 2018/19 were 32.3 million tonnes (2017/18: 31.9 million tonnes). Further reading 1�/1� 1�/18 18/19 You can read more about TCFD We measure and report in accordance with the World Resources Institute and World on pages 210 – 211 S Business Council on Sustainable Development Greenhouse Gas Protocol. 100% of our Scope 1 and 2 emissions and 100% of our Scope 3 emissions are independently assured against ISO 14064-3 Greenhouse Gas assurance protocol. This statement, along with more information about our wider sustainability activities and performance can be found in the ‘responsible business’ section of our website www.nationalgrid.com 18

National Grid Annual Report and Accounts 2018/19 Strategic Report | Progress against our strategy Financial measures that result from The System Operator has been innovating We have established offices in Silicon Valley, the delivery of our strategic priorities to ensure we continue to provide secure, an incubation facility in San Francisco, and In addition to the above measures, the Board affordable and sustainable supplies of energy have participated in funds based in the US, also monitors a range of financial output in a fast-changing world. The year ahead will Europe and Israel to further our outreach and indicators that measure the successful see even more projects generated by the visibility in key innovation regions. We have delivery of our strategy. These measures Electricity System Operator, including the made a strong start, having directly invested are listed below. Further detail can be world’s first Black Start from Distributed in 12 start-up ventures and the additional found in our financial review: Energy Resources (DERs). This is a £10 million venture capital funds in 2018/19, with a Network Innovation Competition (NIC) project cumulative investment of £58 million to date. • Dividend growth, page 33; with SP Energy Networks. It will develop and • Asset growth, page 30; demonstrate coordination of DERs to provide Our investment strategy largely targets • Accounting profitability: a safe and effective Black Start service and digital enabling technologies covering lower cost to consumers. The ESO also uses five competitively attractive themes: • Underlying EPS, page 26; innovation to accelerate market development. • Smart enterprise; • Statutory EPS, page 26; • Smart assets; • Value creation: Value added per share, In the US, we focus innovation and R&D on page 31; and the advancement of products, systems and • Intelligent operations; work methods that may be new to National • Smart home, cities and mobility; and • Balance sheet strength: Regulatory Grid. This is accomplished by working with gearing, page 31 (new in 2018/19). internal departments to identify where • Energy efficiency. strategic investment is needed and will prove Research and Development beneficial to our business and stakeholders. More details can be found at The Group’s investment in research and In Massachusetts, under our Solar Phase II www.ngpartners.com including details development (R&D) during the year was programme, we have built 15.27 MW of of each of our portfolio investments. £19 million (2017/18: £13 million; 2016/17: photovoltaics (PV). These PV sites have been £14 million). developed with advanced grid interactive The value we look to create through controls. The aim of the project is to test innovation is often associated with introducing However, our work is wider than just R&D. and analyse the impact of future high new methods to better manage our assets Across our organisation we have dedicated levels of DERs on distribution systems. and finding ways to more efficiently build innovation functions in several of our core new infrastructure. We also aim to identify businesses. Additionally, due to the large In our US gas businesses, our main R&D opportunities to enhance our customer number of partners we work with to advance priority is increasing public safety, protecting service delivery, and continually strive to new ideas, our disclosed R&D expenditure our workforce and reducing the cost of the make our businesses safer and more is lower than the overall contribution we work we perform. An example is the sustainable over the long term. make to the industry. We only disclose successful deployment of new equipment to directly incurred expenditure and not those stop the flow of gas in our distribution mains Further reading Further details about our R&D amounts our partners contribute to projects. when maintenance or repair is required. We and innovation activities can be are now expanding the applicability to mains S found in Additional Information Innovation in our UK and US principal sized 750mm and above. Such innovative on pages 223 – 224 operations technology allows our workforce to operate Collaborating across the industry is crucial more quickly and safely in smaller excavations to developing new ideas and delivering with less customer impact. value to our stakeholders. We search for new technologies and techniques to challenge the National Grid Partners way we work. Partnerships are critical. One In 2018 we launched National Grid Partners, focus area is the impact of the changing our dedicated corporate innovation energy landscape, which we explore through investment function. We completed our workshops and bilateral engagements. We first direct venture investments during summer are also developing innovation projects to 2018 and we continue to pursue strategically drive the decarbonisation of transport, aligned and financially attractive global heat and industry. opportunities for National Grid. National Grid Partners has brought in professional venture We work in collaboration with technical capital, incubation and business development organisations, academia and suppliers in experience to invest in start-up ventures the energy sector that align with our goals directly. The function also provides visibility and objectives. This collaboration also helps to emerging technologies globally. inform our strategic direction in response to US jurisdictional requests for modernisation. The UK electricity transmission network is continuing with innovation investments. We started 23 new projects to support delivery of secure, reliable and sustainable energy systems. We are also continuing our contribution to academic research, supporting 24 grants to the value of £64.4 million, working with the Engineering and Physical Sciences Research Council (EPSRC) to support allocation. We are also committed to finding sustainable solutions to our operational challenges. A good example of this is the use of bamboo as sound insulation to reduce the impact on local communities from transformer noise. 19

National Grid Annual Report and Accounts 2018/19 Strategic Report Internal control and risk management The Board is committed to protecting and enhancing our reputation and assets, while safeguarding the interests of our shareholders. Top-down, bottom-up assessment Managing our risks The fires in California that caused numerous Risk management activities take place through National Grid is exposed to a variety of deaths and widespread destruction led us all levels of our organisation. Through a ‘top- uncertainties that could have a material adverse to review our focus on climate change down, bottom-up’ approach, all business areas effect on the Group’s financial condition, our within our principal risk scenario testing. identify the main risks to our business model operational results, our reputation and the The review considered our insurance and to achieving their business objectives. value of our shares. coverage, cash flow and reputation following Each risk is assessed by considering the the subsequent findings concerning the liability financial, operational and reputational impacts, The Board oversees the Company’s risk of California’s utility company, Pacific Gas and and how likely the risk is to materialise. The management and internal control systems. Electric (PG&E). business area identifies and implements As part of this role, the Board sets and monitors actions to manage and monitor the risks. the amount of risk the Company is prepared In addition to the issues above, senior leaders The risks and actions identified are collated to seek or accept in pursuing our strategic and the Board also considered certain aspects in risk registers and reported at functional objectives (our risk appetite). The Board of the principal risks in more detail, including and regional levels of the Company quarterly. assesses the Company’s principal risks and cyber security, emerging technology, asset The most significant risks for the UK and US monitors the risk management process through safety and Ofgem’s sector specific RIIO-T2 businesses are highlighted in regional risk risk review and challenge sessions twice a year. consultation. profiles and reported to the Executive Committee and the Board twice a year. Risk management process We test principal risks annually to establish In addition to these reports, the Executive their impact on the Group’s ability to continue Overall risk strategy, policy and process are set operating and to meet its liabilities over the Committee and the Board may also identify at Group-level with implementation owned by and assess principal risks. These risks and any assessment period. We test the impact of these the business. Our enterprise risk management risks on a reasonable worst-case basis, alone associated management actions are cascaded process provides a framework through which through the organisation as appropriate. and in clusters, over a five-year assessment we can consistently identify, assess, prioritise, period. This work informs our viability statement manage, monitor and report risks. The process (see pages 23 – 24). The Board, Executive is designed to support the delivery of our vision Committee and other leadership teams Our internal control process and strategy, described on pages 14 – 15. discuss the results of the annual principal We have a number of processes risk testing at the end of the year. to support our internal control Our corporate risk profile contains the principal environment. These processes are risks that the Board considers to be the main Changes during the year managed by dedicated specialist teams, uncertainties currently facing the Group as we endeavour to achieve our strategic objectives. During the previous financial year, the including: risk management; ethics and Executive Committee and the Board compliance management; corporate These top risks are agreed through discussions about the Group’s risk profile with the Executive undertook a re-assessment of the Company’s audit and internal controls; and safety, principal risks and approach to risk appetite. environment and health. Oversight of Committee and the Board. The risks are reported and debated with the Executive The output from these workshops resulted these activities is provided through in two new principal risks: regular review and reporting to the Committee and the Board every six months. appropriate Board committees, • ‘failure to predict and respond to a as described in the Corporate When determining what our principal risks significant disruption of energy that Governance section on page 61. should be, a broad range of factors are adversely impacts our customers and/or considered. In 2018/19, external events played the public’; and Internal control over a large part in the assessment of threats and • ‘failure to deliver any one of our customer, financial reporting opportunities. Brexit is not currently one of our investor and wider stakeholder propositions principal risks but the implications continue to The periodic Sarbanes-Oxley (SOX) due to increased political and economic be kept under review, especially in relation to uncertainty’. Act 2002 reports, which contain our access to energy markets and the impacts management’s opinion on the on interconnector revenues and costs. During The Board also considered the potential for effectiveness of internal control over the year, our Brexit working group assessed financial reporting, are received by state ownership of energy supply networks by these issues and devised scenarios to cover the UK Labour Party. Should the UK Labour the Board in advance of the full year the possible outcomes. Based on the worst results. They concern the Group-wide Party come to power, the timing and routes case scenario (‘no deal’), we determined that for energy supply network to move to state programme to comply with the the risk of increased costs of tariffs and any requirements of section 404 of the SOX ownership are currently uncertain. The possibility that our partners might be compelled impact upon National Grid remains unclear. Act 2002 and are received directly from to ‘switch off’ the interconnectors is low. the Group Controls Team, and through The Government would have to pay fair Throughout the year, we engaged with our compensation for the Company’s property the Executive and Audit Committees. customers, stakeholders and especially our For more information, including reporting, which would be determined at the time, and regulators, as we seek to inform them of the could be calculated in a number of ways. We see the report of the Audit Committee Brexit outcome we believe would be in the on pages 58 – 62. have canvassed a wide range of stakeholders best interests of consumers. to understand their views of state ownership. In the US, gas industry events on third-party Our Group Technology and Innovation function networks not only influenced companies to re-launched in January 2018 and adopted the incorporate lessons learnt, but also changed National Grid Partners (NGP) brand externally. significantly the regulatory environment for the NGP continues our mission to identify disruptive industry. These events included the Columbia technology and new business models. NGP Gas Company explosion/fires incident caused also supports us connecting disruptive by the over pressurisation of a natural gas innovation more tightly with our growth strategy. pipeline system that led to one fatality, 25 people Incorporated within NGP are our corporate injured and extensive property losses in three venture capital and incubation functions that Massachusetts towns. We incorporated make and manage investments in financially considerations from a safety and regulatory attractive and complementary start-up perspective into our principal risk analysis organisations. Our disruptive innovation and viability testing scenarios. and business development functions foster greater collaboration and accelerate new ideas for growth. 20

National Grid Annual Report and Accounts 2018/19 Strategic Report | Internal control and risk management During this year, we worked to embed the risk appetite Generally, the KRIs have been taken from our existing framework in the business. As part of this process, we business performance metrics and utilised in a way that developed Key Risk Indicators (KRIs) for our principal risks helps provide visibility to specific risk issues. The KRIs at the Group level and for the risks at the US and UK regional may be modified as we fully assess their effectiveness level. KRIs are useful tools to enhance the monitoring and in this coming year. mitigation of risks and have multiple purposes: • help signal a change in the level of risk exposure associated with specific activities; • indicate the effectiveness of controls; and • help assess if we are operating within our risk appetite framework. Our principal risks and uncertainties Accepting that it is not possible to identify, anticipate or eliminate every risk that may arise, and that risk is an inherent part of doing business, our risk management process aims to provide reasonable assurance that we understand, monitor and manage the main uncertainties that we face in delivering our objectives. This aim includes considering inherent risks, which in turn, exist because of the nature of day-to-day operations in our industry, and financial risks, which exist because of our financing activities. Our principal risks, and a summary of actions taken by management, are provided in the table below. We have provided an overview of the key inherent risks we face on pages 212 – 215, as well as our key financial risks, which are incorporated within note 32 to our consolidated financial statements on pages 162 – 172. Risk trends* reported below take into account implemented mitigation actions and may be influenced by internal or external developments. Operational risks Operational risks relate to the losses resulting from inadequate or failed internal processes, people and systems, or due to external events. These risks normally fall within our low-risk appetite level as there is no strategic benefit from accepting the risk and accepting that it is not in line with our vision and values. Our operational principal risks have a low likelihood of occurring. However, should an event occur without effective prevention or mitigation controls it would have a high level of impact. The risk owners, executive leaders, and their teams develop and monitor actions to control the risks. Operational risks are managed through policy, standards, procedure-based controls, active prevention and monitoring. The operational risks link to our strategic priority to ‘Optimise Performance’. Principal risk assessment includes reasonable worst case scenario testing i.e. gas transmission pipeline failure, loss of licence to operate, cyber security attack – and the financial and reputational impact should a single risk or multiple risks materialise. External events over this past year – the extreme weather events, the fires in California and the Columbia Gas Company incident – were considered in the assessment and testing, as well as in the development of mitigation actions. Please also refer to pages 210 – 211 for the discussion of climate-related influences on risk management. Risks Actions taken by management Catastrophic asset failure results in a significant safety and/or We continue to commit significant resources and financial investment environmental event. to maintain the integrity and security of our assets and data. This year, we continued to focus on risk mitigation actions designed to reduce *Risk trend: (17/18 Neutral) the risk and help meet our business objectives. We incorporated monitoring action status into various business processes and senior leadership including: Major cyber security breach of business, operational • Putting our Group-wide process safety management system in technology and/or critical national infrastructure (CNI) place to make sure a robust and consistent framework of risk systems/data. management exists across our higher hazard asset portfolio; • Implementing asset management and data management standards Risk trend: due to the dynamic nature of the cyber with supporting guidelines to provide clarity around what is security threat (17/18 Increasing Risk) expected, with a strong focus on what we need in place to keep us safe, secure and legally compliant. In support of this, we developed a capability framework to make sure our people have the appropriate skills and expertise to meet the performance Failure to predict and respond to a significant disruption of requirements in these standards; energy that adversely affects our customers and/or the public. • Continually investing in strategies that are commensurate with Risk trend: (17/18 Increasing Risk) the changing nature of the security landscape. This includes collaborative working with the Department for Business, Energy and Industrial Strategy (BEIS) and the Centre for Protection of National Infrastructure (CPNI) on key cyber risks, as well as development of Failure to adequately identify, collect, use and keep private an enhanced CNI security strategy; and our involvement in the US the physical and digital data required to support Company with developing the National Institute of Standards and Technology operations and future growth. Cyberspace Security Framework; • Exceptional network reliability is maintained through a holistic Risk trend: (17/18 Neutral) approach encompassing preventative and mitigating actions. Implementation of asset health programmes which include inspection, maintenance, refurbishment and replacement minimises network interruptions due to asset failure. Our UK Gas * Risk trends are assessed to include any external factors outside our Transmission’s Winter Preparedness Plan and diversity in our US control as well as the strength and effectiveness of mitigations as gas procurement are additional examples of pre-emptive measures reviewed by management. undertaken to maintain network reliability. Should energy flow disruptions occur, business continuity and emergency plans are in place and practiced, including black start testing. Critical spares are maintained to ensure we can quickly and effectively respond to a variety of incidents – storms, physical and cyber-related attacks, environmental incidents and asset failures; and • We have a mature insurance strategy that uses a mix of self- insurance, captives and direct (re)insurance placements. This provides some financial protection against property damage, business interruption and liability risks. 21

National Grid Annual Report and Accounts 2018/19 Strategic Report Internal control and risk management continued Strategic and Strategic risk is the risk of failing to achieve the Company’s overall strategic business plans and objectives, as well as failing to have regulatory risks the ‘right’ strategic plan. We voluntarily accept some risk so we can generate the desired returns from our strategy. Management of strategic risks focuses on reducing the probability that the assumed risk would materialise, while improving the Company’s ability to effectively respond to the risk should it occur. The risk owners, executive leaders, and their teams develop and monitor actions to control the risks. These risks link to our strategic priorities of ‘Grow our core business’ and ‘Evolve for the future’. The political climate and policy decisions of our regulators in 2018/19 were key considerations in assessing our risks. Risks Actions taken by management Failure to influence future energy policy and secure In both the UK and the US, we strive to maintain a good understanding satisfactory regulatory agreements. of the regulatory agenda and emerging issues, so that robust, public interest aligned responses can be selected and developed in good Risk trend: due to energy regulatory environment time. Our reputation as a competent operator of important national (17/18 Increasing Risk) infrastructure is critical to our ability to do this. We have plans and governance structures in place to address specific issues such as RIIO-T2 and US rate case filings. We also continuously work to foster open and effective relationships with our regulators and Failure to deliver our customer, stakeholder and other stakeholders. investor proposition due to increased political and economic uncertainty. Processes and resources are in place to review, undertake due diligence and progress new investment opportunities, dispose of Risk trend: due to current political environment existing businesses, and identify and execute on opportunities that (17/18 Increasing Risk) provide organic growth. These processes, along with twice-yearly National Grid Board strategy offsite discussions, are reviewed regularly to ensure they continue to support our short and long-term strategy. We regularly monitor and analyse market conditions, competitors and Failure to adequately anticipate and minimise the adverse their potential strategies, the advancement and proliferation of new impact from disruptive forces such as technology and energy technologies, and the performance of our Group portfolio. innovation on our business model. We created the Group Technology and Innovation team to develop Risk trend: (17/18 Neutral) our strategy with regards to new technology, to monitor disruptive technology and business model trends, and to act as a bridge for emerging technology into the core regulated businesses and business development teams. In addition, we established the partnership with Energy Impact Partners in 2015 to gain exposure to emerging start-up companies. The new National Grid Ventures function will further the focus on new strategies, business development and technology and innovation. People risks It is through the high-quality work of our employees that we will achieve our vision, respond to the changing needs of our stakeholders and create a competitive advantage. Building and fostering an engaged and talented team that has the knowledge, training, skills and experience to deliver our strategic objectives is vital to our success. We must attract, integrate and retain the talent we need at all levels of the business. Risks Actions taken by management Failure to build sufficient capability and leadership capacity We have embedded strategic workforce planning in our US and UK (including effective succession planning) required to deliver organisations. This process helps to effectively inform financial and our vision and strategy. business planning, as well as human resourcing needs. Risk trend: (17/18 Neutral) Our entry-level talent development schemes (graduate training and apprenticeships) are a potential source of competitive advantage in the market place. We are involved in a number of initiatives to help secure the future engineering talent we require, including the UK annual residential work experience week and the US Pipeline and Graduate Development Programmes. During the year, we also improved the rigour of our succession planning and development planning process, particularly at senior levels. It is now being applied deeper into the organisation. Our Strategic Talent Acquisition team now includes internal executive search capability and market mapping of critical roles. Ongoing attention is required in relation to the ethnic diversity of our management population. There are multiple activities under way to drive this agenda, including ‘blind’ talent and selection processes, development interventions and a global review of our inclusion and diversity strategy and resources. Financial risks While all risks have a financial liability, financial risks are those which relate to financial controls and performance. Financial risk management is a critical process used to make investment decisions and aims to maximise investment returns and earnings for a given level of risk. Our key financial risks, which are incorporated within the notes to our consolidated financial statements, are described in note 32 in our financial statements on pages 162 – 172. 22

National Grid Annual Report and Accounts 2018/19 Strategic Report Viability statement The Board’s consideration of the longer-term We considered each principal risk for inclusion The Board considered the reputational and viability of the Company is an extension of in the testing. Where appropriate, we financial impacts for each scenario (to the our business planning process. This process identified and assessed a reasonable worst nearest £500 million). The risk relating to includes financial forecasting, a robust risk case scenario for impacts on operations and/ leadership capacity was not tested, as the management assessment, regular budget or financial performance over the five-year Board did not feel this would threaten the reviews and scenario planning incorporating assessment time period, as detailed below: viability of the Company within the five-year industry trends and economic conditions. assessment period. Our business strategy aims to enhance our long-term prospects by making sure our Operational impacts The Board assessed our reputational and operations and finances are sustainable. Scenario 1 – A significant cyber financial headroom and reviewed results attack in the UK. against that headroom. The testing of risk Utilising our established top-down/bottom-up Scenario 2 – A wide spread electrical clusters also included an assessment of the risk management process, we identify, network interruption in the UK. potential impact on the business plan. The monitor and challenge the principal risks Scenario 3 – A catastrophic gas Board considered key financial metrics, facing the Company as described on pages transmission pipeline failure in the US. specifically Group gearing, RCF/Net Debt, 21 – 22. Throughout the year, the Board Scenario 4 – Emerging technology FFO/Net Debt and FFO/Gross Debt credit considered the principal risks shown in the leading to significant numbers of rating metrics to ascertain the viability of table below and reviewed preventative and people going ‘off grid’. the Company. In keeping with our worst mitigating controls and risk management case scenario analysis, it is assumed that actions. The Board also discussed the Performance impacts management does not take any remedial potential financial and reputational impact Scenario 5 – A breach of personal actions over the five-year assessment period. of the principal risks against our ability to data information. deliver the Company’s business plan. Scenario 6 – The state ownership No single principal risk, cluster or combination of the energy sector in the UK. of principal risks was found to have an impact By assessing the potential impact of our Scenario 7 – A poor outcome on the viability of the Company over the principal risks on the longer-term viability to RIIO-T2 negotiations. five-year assessment period. In addition, our of the Company, we can test the solvency assurance system contains preventative and and liquidity risks involved in delivering our mitigating controls to minimise the likelihood business objectives and priorities. Although In addition to testing individual principal of occurrence and/or financial and it has considered adopting a longer period, risks, we also considered the impact of a reputational impact. the Board believes that five years is the most cluster of principal risks materialising over appropriate timeframe over which we should the assessment period. Recent external In assessing the impact of the principal risks assess the long-term viability of the Company. developments such as incidents that affected on the Company, the Board considered the The following factors have been considered other utilities were considered, such as stability of the markets in which we operate, in making this decision: the significant financial and reputational the robust financial position of the Group • we have reasonable clarity over a five-year impacts of the Columbia Gas Company and our ability to sell assets, raise capital period, allowing us to make an appropriate explosion/fires incident in Woburn. We also and suspend or reduce dividends. It also took assessment of our principal risks; considered climate change-related weather into account Ofgem’s legal duty to consider scenarios, as well as incidents such as our funding requirements for the licensed activities • to test this timeframe, the Board considered of National Grid Gas plc, National Grid whether there are specific, foreseeable risk gas outage on Aquidneck Island in Rhode Island. We chose a combination of risks Electricity Transmission plc and National events that are likely to materialise within Grid Electricity System Operator Limited. a five- to ten-year period, which might which, in the opinion of the Board, represented worst-case scenarios. affect the Company’s viability and should Each Director was satisfied that they had therefore be taken into account when sufficient information to judge the viability setting the assessment period. No Scenario 8 – A cyber attack resulting in of the Company. Based on the assessment risks of this sort were identified; and a data breach and widespread electrical described above and on page 20, the • it matches our business planning cycle. outage leading to the state ownership of Directors have a reasonable expectation UK gas and electric networks. that the Company will continue operating and Scenario 9 – Catastrophic asset failure meet its liabilities over the period to May 2024. of a gas pipeline in New York, resulting in the loss of ability to operate local gas networks. 23

National Grid Annual Report and Accounts 2018/19 Strategic Report Viability statement continued Principal risk Viability scenario Matters considered by the Board Major cyber security breach of business, Scenario 1 – A The Board received updates on cyber security in: operational technology and/or CNI significant cyber • March 2018; systems/data. attack. • June 2018; • July 2018; • September 2018; • December 2018; and • March 2019. Failure to predict and respond to a significant Scenario 2 – An • Two Board Strategy sessions held during the year; disruption of energy that adversely affects extended electrical • Bi-annual NGV overviews; and our customers and/or the public. outage in the UK. • Considered technology and innovation. Catastrophic asset failure resulting Scenario 3 – A gas • The Board reviews the current safety performance of the Company at each in a significant safety and/or transmission pipeline meeting. Additionally, safety is a fundamental priority and is looked at in environmental event. failure in the US. detail by the Safety, Environment and Health Committee (‘SEH Committee’) who have delegated authority from the Board; and • Our Electricity and Gas Engineering Reports to the SEH Committee also provide progress updates on our asset management improvement. Failure to adequately identify, collect, use and Scenario 5 – The • Annual updates on the Company’s information systems. keep private the physical and IT data required to breach of personal support Company operations and future growth. data information. Failure to build sufficient leadership N/A • Bi-annual updates on people matters; capacity (including succession planning) • Considered capabilities to support the delivery of strategic priorities; and required to deliver our vision and strategy. • Nominations Committee: considers the structure, size and composition of the Board and committees and succession planning. It identifies and proposes individuals to be Directors and establishes the criteria for any new position. Failure to deliver any customer, investor and Scenario 6 – The The Board received updates and reviews of: wider stakeholder propositions due to increased state ownership of • the impact of Brexit and access to the Internal Energy Market; political and economic uncertainty. the energy sector in the UK. • the potential threat of state ownership; • US tax reform; • UK regulatory strategy; • US regulatory strategy; • bi-annual UK/US/NGV customer key issues for 2018/19; and • US customer proposition strategy (March 2019). Failure to influence future energy policy and Scenario 7 – A The Board received updates and reviews of: secure satisfactory regulatory agreements. poor outcome of • US regulatory strategy; RIIO-T2 negotiations. • UK regulatory strategy; • UK System Operator; • Key regulatory policy issues for 2018/19; and • RIIO-T2. Failure to adequately anticipate and minimise Scenario 4 • Bi-annual updates from National Grid Partners; and the adverse impact from disruptive forces – Emerging • During the year, Board strategy sessions considered digital strategy such as technology and innovation on our technology leading to as well as technology and innovation items such as electric vehicles. business model. significant numbers of people going ‘off grid’. 24

National Grid Annual Report and Accounts 2018/19 Strategic Report Financial review Here we explain how we create value for our shareholders and provide commentary on our key financial performance metrics. Our investment proposition We aim to be a low-risk business, focused on generating shareholder value through dividends supported by asset growth from investing in infrastructure assets under primarily regulated market conditions, to service long-term sustainable consumer-led demands. The Group comprises a portfolio of high-quality, long-term assets at the heart of the energy system. These assets share certain key characteristics – low commercial risk profile and stable cash flows, underpinned by long-term contracts or regulatory arrangements. Our core regulated businesses in the UK and US generate nearly 90% of our operating profits. They benefit from independent and/or stable regulation and macro-economic protection, and the chart below describes how these businesses create financial value. Revenue and proﬁts Cash ﬂows Investment The vast majority of our revenues Our ability to convert revenue to proﬁt We invest efﬁciently in our networks are set in accordance with our and cash is important. By managing to deliver strong and sustainable growth regulatory agreements (see pages our operations efﬁciently, safely and in our regulated asset base over the 199 – 209), and are calculated based for the long term, we are able to generate long term. on a number of factors including strong sustainable cash ﬂows to ﬁnance investment in network assets; returns through dividends, and also We continually assess, monitor and performance against incentives; to provide funds for growth. challenge investment decisions allowed returns on equity and so we can continue to deliver safe, cost of debt; and customer satisfaction. reliable, and cost-effective networks. We also own a diverse and growing portfolio of commercial energy businesses operating in markets across the UK and US. These include our Grain LNG terminal and electricity interconnectors between the UK and continental Europe, which generate revenue by selling capacity to store or transmit energy. Our UK metering business generates revenue primarily through meter rentals. We also own a commercial property business which develops and sells surplus land. We deliver value for shareholders and stakeholders alike by: • operating within our regulatory frameworks as efficiently and compliantly as possible; • performing well against our regulatory incentives, thus delivering customer benefits and good returns; • managing our cash flow requirements and securing low-cost funding; and • maintaining a disciplined approach to investment in our networks. Summary of Group financial performance Performance management framework In managing the business we focus on various non-IFRS measures which provide meaningful comparisons of performance between years, monitor the strength of the Group’s balance sheet as well as profitability and reflect the Group’s regulatory economic arrangements. Such alternative and regulatory performance measures are supplementary to, and should not be regarded as a substitute for, IFRS measures, which we refer to as statutory results. We explain the basis of these measures and, where practicable, reconcile these to statutory results in ‘Other unaudited financial information’ on pages 225 – 234. Specifically, we measure the financial performance of the Group from different perspectives: • Capital investment and asset growth: Currently we expect to invest c.£5 billion per year and annual growth in our asset base is expected to be at the top end of the 5 – 7% range. • Accounting profit: In addition to statutory IFRS measures we distinguish between adjusted results, which exclude exceptional items and remeasurements, and underlying results, which further take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts, and (ii) major storm costs which are recoverable in future periods, neither of which give rise to economic gains or losses. In so doing we intend to make the impact of such items clear to users of the financial statements. • Economic profit: Measures such as Return on Equity and Value Added take account of the regulated value of our assets and of our regulatory economic arrangements to illustrate the returns generated on shareholder equity. • Balance sheet strength: Maintaining a strong investment grade credit rating allows us to finance our growth ambitions at a competitive rate. Hence, we monitor credit metrics used by the major rating agencies to ensure we are generating sufficient cash flow to service our debts. This balanced range of measures of financial well-being informs our dividend policy, which is to grow the dividend per share at least in line with UK Retail Price Index inflation for the foreseeable future. 25

National Grid Annual Report and Accounts 2018/19 Strategic Report Financial review continued Summary of Group financial performance for the year ended 31 March 2019 Financial summary for continuing operations £m 2018/19 2017/18 Change Statutory results Operating profit 2,870 3,493 (18)% Profit after tax 1,502 3,549 (58)% Earnings per share (pence) 44.3p 102.5p (57)% Dividend per share (pence), including proposed final dividend 47.34p 45.93p 3% Capital expenditure 4,321 4,074 6% Alternative performance measures: Underlying operating profit 3,427 3,495 (2)% Underlying profit after tax 1,998 1,945 3% Adjusted earnings per share (pence) 59.0p 55.3p 7% Underlying earnings per share (pence) 58.9p 56.2p 5% Underlying dividend cover 1.2 1.2 – Capital investment 4,506 4,251 6% Retained cash flow/adjusted net debt 9.4% 9.7% (30)bps Regulatory performance measures: Asset growth 7.2% 5.9% 130bps Group Return on Equity 11.8% 12.3% (50)bps Value added 2,071 2,004 3% Regulatory gearing 66% 64% 200bps We explain the basis of these alternative performance measures and regulatory performance measures and, where practicable, reconcile them to statutory results on pages 225 – 234. The Group’s statutory results for the year were impacted by exceptional charges incurred in respect of the Massachusetts Gas labour dispute (-6.2p EPS), our UK and US cost efficiency and restructuring programme (-4.7p) and impairment of development costs in respect of the termination of the NuGen and Horizon nuclear connection projects (-3.3p). Last year’s statutory results benefited (by 43.8p EPS) from the reduction in deferred tax provisions as a result of The Tax Cuts and Jobs Act (tax reform) in the US. Underlying operating profit was down 2% as the return of certain UK Gas Transmission revenue allowances and the impact of tax reform on US regulated revenues were partly mitigated by favourable legal settlements and sales to the St William property joint venture. With net financing costs steady at around £1 billion, the lower US federal tax rate and lower share count contributed to a 5% increase in underlying EPS to 58.9p. Capital investment of £4.5 billion helped deliver asset growth above our targeted 5 – 7% annual range. Value added (our measure of economic profit) increased year-on-year although Group RoE was lower, reflecting the removal of the Cadent contribution from underlying results. RCF/net debt was consistent with the Company’s strong investment grade credit rating. The recommended full-year dividend per share of 47.34p is in line with policy and is covered 1.2 times by underlying EPS. Profitability and earnings The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions. Reconciliation of profit and earnings from continuing operations Operating profit Profit after tax Earnings per share £m 2018/19 2017/18 Change 2018/19 2017/18 Change 2018/19 2017/18 Change Statutory results 2,870 3,493 (18)% 1,502 3,549 (58)% 44.3p 102.5p (57)% Exceptional items 624 (26) 480 (1,532) 14.2p (44.3)p Remeasurements (52) (10) 19 (101) 0.5p (2.9)p Adjusted results 3,442 3,457 n/c 2,001 1,916 4% 59.0p 55.3p 7% Timing (108) (104) (72) (62) (2.1)p (1.7)p Major storm costs 93 142 69 91 2.0p 2.6p Underlying results 3,427 3,495 (2)% 1,998 1,945 3% 58.9p 56.2p 5% In calculating adjusted profit measures, where we consider it is in the interests of users of the financial statements to do so, we exclude certain discrete items of income or expense that we consider to be exceptional in nature. The table below summarises such items; full details are contained in note 5 to the financial statements together with an explanation of the process used to make this determination. 26

National Grid Annual Report and Accounts 2018/19 Strategic Report | Financial review Exceptional income/(expense) from continuing operations Impact on Impact on Impact on operating profit profit after tax EPS £m 2018/19 2017/18 2018/19 2017/18 2018/19 2017/18 Massachusetts Gas labour dispute (283) – (209) – (6.2)p – UK and US cost efficiency and restructuring programme (204) – (160) – (4.7)p – Impairment of nuclear connections development costs (137) – (111) – (3.3)p – LIPA MSA settlement – 26 – 17 – 0.5p US tax reform – – – 1,515 – 43.8p Total (624) 26 (480) 1,532 (14.2)p 44.3p This year we have classified the following items as exceptional: • Massachusetts Gas labour dispute: As described in the Chief Executive’s review on page 11, in the period between the expiration of contracts for the union workforce in June 2018 and their return to work in January and February 2019, we implemented a workforce contingency plan. The £283 million of incremental costs (pre-tax) incurred principally relate to the employment of fully qualified external contractors, alongside supervisors and workers from other areas of our business to ensure work continued safely; • Efficiency and restructuring: A total of £204 million has been provided to reorganise our core regulated businesses in the UK (£136 million) and US (£68 million); and • Impairment of nuclear connections development costs: £137 million of charges relating to the write-off of costs incurred in connection with the Horizon and NuGen nuclear connection projects that UK Electricity Transmission had been working on for the last decade, which were cancelled during the period, net of £13 million termination income. From an economic perspective, we expect to recover the bulk of these charges in future years through established regulatory arrangements. In the prior year we classified the £1.5 billion gain arising as a result of US tax reform as exceptional, along with a £26 million gain on the final settlement of contractual matters relating to the cessation of the Management Services Agreement with LIPA in 2013. We also exclude certain unrealised gains and losses on mark-to-market financial instruments from adjusted profit; see notes 5 and 6 to the financial statements for further information. Net remeasurement gains of £52 million on commodity contract derivatives were more than offset by net remeasurement losses of £76 million on financing-related instruments. Timing over/(under-recoveries) In calculating underlying profit we exclude regulatory revenue timing over- and under-recoveries and major storm costs. Under the Group’s regulatory frameworks, most of the revenues it is allowed to collect each year are governed by regulatory price controls in the UK and rate plans in the US. If more than this allowed level of revenue is collected, the balance must be returned to customers in subsequent years; likewise, if less than this level of revenue is collected, the balance will be recovered from customers in subsequent years. These variances between allowed and collected revenues give rise to over- and under-recoveries. The following table summarises management’s estimates of such amounts for the two years ended 31 March 2019. All amounts are shown on a pre-tax basis and, where appropriate, opening balances are restated for exchange adjustments and to correspond with subsequent regulatory filings and calculations. £m 2018/19 2017/18 Balance at start of year (restated) 299 175 In-year over-recovery 108 104 Balance at end of year 407 279 Timing under-recoveries of £77 million in UK Electricity Transmission and £38 million in UK Gas Transmission were more than offset by timing over-recoveries of £223 million in US Regulated in 2018/19. In calculating the post-tax effect of these timing recoveries, we impute a tax rate, based on the regional marginal tax rates, consistent with the relative mix of UK and US balances. For the year ended 31 March 2019 this tax rate was 34%. Major storm costs We also take account of the impact of major storm costs in the US where the aggregate amount is sufficiently material in any given year. Such costs (net of certain deductibles) are recoverable under our rate plans but are expensed as incurred under IFRS. Accordingly, where the total incurred cost (after deductibles) exceeds $100 million in any given year, we exclude the net amount from underlying earnings. In 2017/18 we faced a challenging winter with the October wind storm and three northeasters storms. During 2018/19 we experienced bad weather events across the year, with storms, unusually, in April and May as well as during the winter months. 27

National Grid Annual Report and Accounts 2018/19 Strategic Report Financial review continued Segmental operating profit UK Electricity Transmission statutory revenue and costs decreased The following tables set out operating profit on adjusted and by £1.0 billion following adoption of IFRS 15, which we applied with underlying bases. effect from 1 April 2018. Revenues we collect from customers but pass onto the Scottish and Offshore transmission operators at nil Adjusted operating profit margin are now excluded from both revenue and operating costs (in 2017/18, £1,027 million is reported in relation to these revenues on a gross basis). There were £137 million of exceptional costs £m 2018/19 2017/18 Change related to the cancellation of nuclear connections (net of termination UK Electricity Transmission 1,015 1,041 (2)% income) and £100 million in relation to our cost-efficiency and restructuring programme. UK Gas Transmission 303 487 (38)% US Regulated 1,724 1,698 2% Underlying operating profit increased by 4%. Net revenues were higher, reflecting the annual RPI uplift and increased incentive income. NGV and Other activities 400 231 73% Regulated controllable costs were slightly higher, with efficiency savings partly offsetting the costs of separating the Electricity System Total 3,442 3,457 – Operator, higher IT run-the-business costs and inflation. Post- retirement benefit costs were little changed year-on-year. Other Underlying operating profit costs were higher, principally relating to provisions against income recognised on early termination of connections. £m 2018/19 2017/18 Change The increase in depreciation and amortisation charges reflects the UK Electricity Transmission 1,092 1,055 4% ongoing investment driven growth in the asset base. UK Gas Transmission 341 505 (32)% UK Gas Transmission US Regulated 1,594 1,704 (6)% £m 2018/19 2017/18 Change NGV and Other activities 400 231 73% Revenue 896 1,091 (18)% Total 3,427 3,495 (2)% Operating costs (629) (604) 4% The statutory operating profit for all three reportable segments fell in Statutory operating profit 267 487 (45)% the year primarily as a result of the £624 million exceptional charges referred to earlier. The reasons for the movements in underlying Exceptional items 36 – n/a operating profit are described in the segmental commentaries below. Adjusted operating profit 303 487 (38)% Unless otherwise stated, the discussion of performance in the remainder of this financial review focuses on underlying results. Timing 38 18 UK Electricity Transmission Underlying operating profit 341 505 (32)% £m 2018/19 2017/18 Change Analysed as follows: Revenue 3,351 4,154 (19)% Net revenue 669 834 (20)% Operating costs (2,573) (3,113) (17)% Regulated controllable costs (144) (146) (1)% Statutory operating profit 778 1,041 (25)% Post-retirement benefits (27) (18) 50% Exceptional items 237 – n/a Other operating costs (14) 11 n/a Adjusted operating profit 1,015 1,041 (2)% Depreciation and amortisation (181) (194) (7)% Timing 77 14 Adjusted operating profit 303 487 (38)% Underlying operating profit 1,092 1,055 4% Timing under-recovery 38 18 Underlying operating profit 341 505 (32)% Analysed as follows: Net revenue 1,954 1,911 2% UK Gas Transmission revenue decreased, reflecting the refund of revenues previously received in respect of the proposed Avonmouth Regulated controllable costs (332) (321) 3% pipeline project that is no longer required. The exceptional charge Post-retirement benefits (49) (50) (2)% relates to cost efficiency and restructuring. Other operating costs (65) (24) 171% Underlying operating profit fell by 32%. Net revenues were lower, Depreciation and amortisation (493) (475) 4% reflecting the Avonmouth refund. Regulated controllable costs were flat, with efficiency savings offsetting higher IT run-the-business costs Adjusted operating profit 1,015 1,041 (2)% and inflation. Post-retirement costs were higher year-on-year, mainly related to the Guaranteed Minimum Pension (GMP) equalisation ruling Timing under-recovery 77 14 in October 2018. Other costs were higher due to prior year Underlying operating profit 1,092 1,055 4% provision releases. The depreciation charge was lower following a detailed review of asset lives in the period. 28

National Grid Annual Report and Accounts 2018/19 Strategic Report | Financial review US Regulated National Grid Ventures and Other activities £m 2018/19 2017/18 Change £m 2018/19 2017/18 Change Revenue 9,846 9,272 6% Statutory operating profit 400 231 73% Operating costs (8,421) (7,538) 12% Exceptional items – – – Statutory operating profit 1,425 1,734 (18)% Adjusted operating profit 400 231 73% Exceptional items 351 (26) Timing – – – Remeasurements (52) (10) Underlying operating profit 400 231 73% Adjusted operating profit 1,724 1,698 2% Analysed as follows: Timing (223) (136) NGV 263 234 12% Major storm costs 93 142 35% Property 181 84 115% Underlying operating profit 1,594 1,704 (6)% Corporate and Other activities (44) (87) (49)% Analysed as follows: Underlying operating profit 400 231 73% Net revenue 5,868 5,468 7% National Grid Ventures’ operating profits were 12% higher year-on-year Regulated controllable costs (1,895) (1,720) 10% reflecting lower costs incurred setting up our new business compared Post-retirement benefits (94) (96) 2% to 2017/18. Last year also included an impairment of land value. Bad debt expense (146) (100) 46% The Property business delivered a strong performance aided by the sale of the Fulham site to the St William joint venture, which Other operating costs (1,309) (1,219) 8% recognised half the profit on the sale of this site. Depreciation and amortisation (700) (635) 10% Corporate activities include a benefit of £95 million this year of Adjusted operating profit 1,724 1,698 2% legal settlements to recover costs associated with a US systems Timing over-recovery (223) (136) implementation, partly offset by costs related to the GMP equalisation ruling in the UK High Court in October 2018 Major storm costs 93 142 and higher IT-related costs. Underlying operating profit 1,594 1,704 (6)% Financing costs and taxation Net finance costs US Regulated statutory operating profit fell and statutory costs increased principally as a result of the Massachusetts Gas labour Underlying net finance costs for the year were similar to last year at dispute costs of £283 million and £68 million of restructuring costs. £1 billion, the cost of higher average net debt being offset by lower RPI rates and the efficient use of low-cost commercial paper. The effective Underlying operating profit fell by 6%. Net revenues increased interest rate on treasury managed debt was 4.3%. as the benefits of rate case increments came into effect, partly offset by the impact of US tax reform (as the billing tariffs now reflect lower Joint ventures and associates tax requirements) and the adoption of IFRS 15, under which customer The Group’s share of net profits from joint ventures and associates connections revenues are now recognised over the life of the asset, fell marginally. rather than on completion of works. A stronger US dollar increased underlying operating profit by £69 million in the year. Tax The underlying effective tax rate of 19.6% was 4.2% lower than last US Regulated controllable costs increased as a result of workload year mainly because of the full-year effect of the reduction in the US increases agreed with regulators and inflation. Bad debt expense federal corporate tax rate as a result of tax reform which took effect increased as a result of higher receivables, including commodity from 1 January 2018. The tax charge for the year benefited from the charges. Other costs were higher due to more expenditure on ‘minor’ release of reserves following settlement of tax audits relating to earlier storms (non-deferrable) and increased cost of removal. years and gains on chargeable disposals which are offset by previously unrecognised capital losses. The Group’s tax strategy is detailed later Depreciation and amortisation charges increased in line with the strong in this review. growth in asset base driven by the high level of capital investment. Discontinued operations US timing over-recoveries mainly related to collection of the 2017/18 build-up of commodity deferrals offset by lower NYSERDA over- In November 2018 we announced our decision to exercise our put recoveries. There were lower major storm costs incurred in 2018/19 options over our entire 39% interest in Cadent, and the sale is expected than in the prior year. to complete in June 2019 for approximately £2 billion. As described further in note 10 to the financial statements, we have treated all items of income and expense relating to Cadent within discontinued operations, and re-presented the prior year accordingly. The statutory income for the year of £12 million principally reflects £23 million of interest on shareholder loans net of £5 million tax and £5 million share of post-tax loss of Quadgas. 29

National Grid Annual Report and Accounts 2018/19 Strategic Report Financial review continued Capital investment, asset growth and value added Value added is a measure that reflects the value to shareholders of our dividend and the growth in National Grid’s regulated and non-regulated assets (as measured in our regulated asset base, for regulated entities), net of the growth in overall debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements. A key part of our investor proposition is growth in our regulated asset base. The regulated asset base is a regulatory construct, representing the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulatory asset base over the long-term and this in turn contributes to delivering shareholder value. Our regulated asset base comprises our regulatory asset value in the UK, plus our rate base in the US. We also invest in related activities that are not subject to network regulation and this further contributes to asset growth. Capital investment Capital investment comprises capital expenditure in critical energy infrastructure, equity investments, funding contributions and loans to joint ventures and associates, and, in the case of National Grid Partners, investments in financial assets. At actual exchange rates At constant currency £m 2018/19 2017/18 Change 2018/19 2017/18 Change UK Electricity Transmission 925 999 (7)% 925 999 (7)% UK Gas Transmission 308 310 (1)% 308 310 (1)% US Regulated 2,650 2,424 9% 2,650 2,521 5% NGV and Other activities 623 518 20% 623 527 18% Total 4,506 4,251 6% 4,506 4,357 3% Investment in UK Electricity Transmission fell primarily due to lower load related spend. The investment in the Feeder 9 gas pipeline replacement project under the Humber Estuary was offset by lower asset health spend, contributing to broadly similar investment in UK Gas Transmission. In the US, investment was up 5% on a constant currency basis, reflecting capital expenditure in New York and Rhode Island, partly offset by reduced capital expenditure in Massachusetts during the labour dispute. Investment in National Grid Ventures stepped up with the ongoing construction of two new subsea interconnectors, IFA 2 (France) and North Sea Link (Norway). A total of £52 million (excluding JVs) was invested by National Grid Partners in the year in 14 portfolio companies. Asset growth and value added To help readers’ assessment of the financial position of the Group, the table below shows an aggregated position for the Group, as viewed through a regulatory perspective. The measures included in the table below are calculated in part from financial information used to derive measures sent to and used by our regulators in the UK and US, and accordingly inform certain of the Group’s regulatory performance measures, but are not derived from, and cannot be reconciled to, IFRS. There are certain significant assets and liabilities included in our IFRS balance sheet, which are treated differently in the analysis below, and to which we draw readers’ attention. These include the £1.5 billion reduction in IFRS deferred tax liabilities we recognised in relation to US tax reform last year, which, from a regulatory perspective, remains as a future obligation. The UK RAV is higher than the IFRS value of property, plant and equipment and intangibles, principally because of the annual indexation (inflationary uplift) adjustment applied to RAV, compared to the IFRS value of these assets (held at amortised cost). In addition, under IFRS we recognise liabilities in respect of US environmental remediation costs, and pension and OPEB costs. For regulatory purposes, these are not shown as obligations because we are entitled to full recovery of costs through our existing rate plans. Regulatory IOUs which reflect refunds due to customers in future periods are treated within this table as obligations but do not qualify for recognition as liabilities under IFRS. 2018/19 2017/18 31 March 31 March 31 March 31 March £m 2019 2018 Change 2018 2017 Change UK RAV 19,692 19,005 4% 19,059 18,234 5% US rate base 17,565 16,087 9% 14,762 13,751 7% Total RAV and rate base 37,257 35,092 6% 33,821 31,985 6% NGV and Other 2,815 2,300 22% 2,167 1,984 9% Total assets 40,072 37,392 7% 35,988 33,969 6% UK other regulated balances (278) (474) (519) (479) US other regulated balances 1,898 1,920 1,921 1,487 Other balances (158) (343) (343) (260) Total assets and other balances 41,534 38,495 3,039 37,0 47 34,717 2,330 Dividends and share buyback costs 1,160 1,494 Increase in net debt (2,128) (1,820) Value added 2,071 2,004 Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for opening balance adjustments following the completion of the UK regulatory reporting pack process in 2018, and finalisation of US balances. 30

National Grid Annual Report and Accounts 2018/19 Strategic Report | Financial review During 2018/19, our combined regulated asset base and NGV and Overall, the increase in net debt was driven by continuing high levels Other businesses grew by £2.7 billion or 7.2% on a constant currency of capital investment and the impact of a stronger US dollar on the basis compared to an increase of 5.9% in the prior year. UK RAV translation of US dollar-denominated debt. As at 31 March 2019 growth was 3.6% including RPI indexation of 2.4% while US rate the Group maintained approximately $21 billion of its total financial base grew strongly by 9.2%. liabilities denominated in US dollars as a substantial hedge of foreign exchange movements in the value of its US businesses. Value added, which reflects the key components of value delivery to shareholders (i.e. dividend and growth in the economic value During the year we raised over £2.9 billion of new long-term debt of the Group’s assets, net of growth in net debt) was £2.1 billion in including fourteen bond issues. The Group remains well funded as 2018/19. This was slightly higher than last year’s £2.0 billion, with it enters 2019/20. The three major credit rating agencies – Moody’s, improved returns, the impact of asset growth and strong performance Standard & Poor’s (S&P) and Fitch – have all maintained their strong from NGV and Other, partially offset by cash spent on exceptional investment grade ratings of National Grid plc on stable outlook. items. Of the £2.1 billion value added, £1.2 billion was paid to shareholders as cash dividends and £0.9 billion was retained in Financial position the business. Value added per share was 61.2p compared with The following table sets out a condensed version of the Group’s IFRS 57.9p in 2017/18. balance sheet. Cash flow, net debt and funding Summary balance sheet Net debt is the aggregate of cash and cash equivalents, borrowings, current financial and other investments and derivatives (excluding 31 March 31 March commodity contract derivatives and the fair value of the put options in £m 2019 2018 Change relation to Cadent) as disclosed in note 29 to the financial statements. Adjusted net debt is principally adjusted for pension deficits and hybrid Goodwill and intangibles 6,953 6,343 10% debt instruments. For a full reconciliation see page 230. Property, plant and equipment 43,913 39,853 10% The following table summarises the Group’s cash flow for the year, Assets held for sale 1,956 – n/a reconciling this to the change in net debt. Other (liabilities)/assets (507) 1,614 n/a Summary cash flow statement Tax balances (4,000) (3,645) 10% £m 2018/19 2017/18 Change Pension liabilities (218) (263) (17)% Cash generated from: Provisions (2,199) (2,052) 7% Net debt (26,529) (23,002) 15% Continuing operations 4,464 4,702 (5)% Net assets 19,369 18,848 3% Discontinued operations 85 (56) n/a Total cash generated 4,549 4,646 (2)% Property, plant and equipment increased as a result of the continuing Net capital investment (4,135) (4,098) 1% capital investment programme. Assets held for sale comprise our residual 39% interest in Quadgas, which will be sold in June 2019. Dividends from JVs and associates 68 69 (1)% Provisions include environmental provisions of £1.6 billion, unchanged Business net cash flow 482 617 (22)% from last year and restructuring provisions of £83 million. Other movements are largely explained by changes in the sterling-dollar Net interest paid (846) (823) 3% exchange rate. Net tax (paid)/received (75) 8 n/a Regulatory gearing, measured as net debt as a proportion of total Ordinary dividends and regulatory asset value and other business invested capital, was 66% scrip share buyback costs (1,160) (1,494) (22)% as at 31 March 2019. This was up slightly from 64% at the previous year-end at constant currency but remains appropriate for the current Return of capital – (4,010) n/a credit rating of A-/A3 (S&P/Moody’s). Other cash movements 2 162 (99)% Retained cash flow as a proportion of net debt was 9.4% (10.8% Net cash flow (1,597) (5,540) (71)% excluding expenditure on exceptional items), which is above the long-term average 9% level currently indicated by Moody’s as Non-cash movements (1,930) 1,812 n/a important to maintain the A3 rating. (Increase)/decrease in net debt (3,527) (3,728) (5)% Off balance sheet items Net debt at start of year (23,002) (19,274) 19% There were no significant off balance sheet items other than Net debt at end of year (26,529) (23,002) 15% the commitments and contingencies detailed in note 30 of the financial statements. Cash flow generated from continuing operations was £4.5 billion, Economic returns £0.2 billion lower than last year as a result of cash expended on exceptional items, partly offset by lower pension contributions and In addition to value added, one of the principal ways in which we provision related outflows. Cash expended on investment activities measure our performance in generating value for shareholders is increased for the reasons described above. Net interest paid increased to divide regulated financial performance by regulatory equity, to mainly due to the growth in net debt, partly offset by beneficial interest produce Return on Equity (RoE). income received in the year. The Group moved into a tax-paying position. A 26% scrip take-up reduced the cash dividend and, As explained on page 230, regulated financial performance adjusts considering the high asset growth rate, we did not buy back any reported operating profit to reflect the impact of the Group’s various shares this year. Last year’s return of capital related to the special regulatory economic arrangements in the UK and US. In order to dividend and share buybacks following the sale of the majority interest show underlying performance, we calculate RoE measures excluding in UK Gas Distribution. Non-cash movements primarily reflect changes exceptional items of income or expenditure. in the sterling-dollar exchange rate, accretions on index-linked debt and other derivative fair value movements. Group RoE is used to measure our performance in generating value for our shareholders by dividing regulated and non-regulated financial performance, after interest and tax, by our measure of equity investment in all our businesses, including the regulated businesses, NGV and Other activities and joint ventures. 31

National Grid Annual Report and Accounts 2018/19 Strategic Report Financial review continued Regulated RoEs are measures of how the businesses are performing We act with openness and honesty when engaging with relevant tax compared to the assumptions and allowances set by our regulators. authorities and seek to work with tax authorities on a real-time basis. US and UK regulated returns are calculated using the capital structure We engage proactively in developments on external tax policy and assumed within their respective regulatory arrangements and, in the engage with relevant bodies where appropriate. Ultimate responsibility case of the UK, assuming 3% RPI inflation. As these assumptions and oversight of our tax strategy and governance rests with the differ between the UK and the US, RoE measures are not directly Finance Committee, with executive management delegated to our comparable between the two geographies. In our performance CFO. For more detailed information, please refer to our published measures, we compare achieved RoEs to the level assumed when global tax strategy on our website. setting base rate and revenue allowances in each jurisdiction. Total UK tax contribution (continuing and discontinued Return on Equity operations combined) This year we have again disclosed additional information in respect of £m 2018/19 2017/18 Change our total UK tax contribution for consistency and to aid transparency UK Electricity Transmission 13.7% 13.1% +60bps in an area in which there remains significant public interest. As was the case in prior years, the total amount of taxes we pay and collect in the UK Gas Transmission 9.5% 10.0% -50bps UK year-on-year is significantly more than just the corporation tax which we pay on our UK profits. Within the total, we again include other UK weighted average 12.4% 12.1% +30bps taxes paid such as business rates and taxes on employment together US Regulated 8.8% 8.9% -10bps with employee taxes and other indirect taxes. Group Return on Equity 11.8% 12.3% -50bps For 2018/19 our total tax contribution to the UK Exchequer was £1.0 billion (2017/18: £0.9 billion), taxes borne in 2018/19 were £0.4 billion (2017/18: £0.3 billion) and taxes collected were £0.6 billion Overall RoE for the two UK transmission businesses was (2017/18: £0.6 billion). The increase in our total tax contribution against 12.4%, representing 230 basis points outperformance of the base prior year is primarily due to higher corporation tax payments. allowed return. Electricity Transmission performance improved in the year due to improved totex incentive performance, whilst Gas Our 2017/18 total tax contribution of £0.9 billion meant that National Transmission return fell due to totex underperformance as a result of Grid was the 25th highest contributor of UK taxes (2016/17: 15th) an adverse emissions re-opener outcome. The exceptional charges in based on the results of the 100 Group’s 2018 Total Tax Contribution relation to the UK nuclear connection terminations do not impact RoE. Survey (being the most recent available), a position commensurate with the size of our business and capitalisation during that year relative to RoE for the US Regulated business was 10 basis points lower in other contributors to the survey. In 2017/18 we ranked 23rd in respect the year and represents 93% of the weighted average allowed return of taxes borne (2016/17: 9th). As expected, our ranking fell as a result across all jurisdictions. US returns exclude the impact of the of the sale of the UK Gas Distribution business on 31 March 2017 Massachusetts Gas labour dispute. which reduced the overall size of the UK business. Overall Group RoE, which incorporates Property, Corporate and National Grid’s contribution to the UK economy is again broader than Other, and financing performance, remained around the 12% level. just the taxes it pays over to and collects on behalf of HMRC. The 100 Group’s 2018 Total Tax Contribution Survey ranks National Grid in 4th Tax strategy place in respect of UK capital expenditure on fixed assets, falling National Grid is a responsible tax payer. Our approach to tax is slightly from 3rd place in 2017. National Grid’s economic contribution consistent with the Group’s broader commitments to doing business also supports a significant number of UK jobs in our supply chain. responsibly and upholding the highest ethical standards. This includes managing our tax affairs, as we recognise that our tax contribution UK total tax contribution 2018/19 (taxes paid/collected) supports public services and the wider economy. We endeavour to manage our tax affairs so that we pay and collect the right amount Taxes borne Taxes collected of tax, at the right time, in accordance with the tax laws in all the territories in which we operate. We will claim valid tax reliefs and incentives where these are applicable to our business operations, but only where they are widely accepted through the relevant tax legislation such as those established by government to promote investment, employment and economic growth. We have a strong governance framework and our internal control and risk management framework helps us manage risks, including tax risk, appropriately. We take a conservative approach to tax risk. However, there is no prescriptive level or pre-defined limit to the amount of acceptable tax risk. Key: £m Key: £m VAT 1 VAT 533 PAYE and NIC 48 PAYE and NIC 122 UK corporation tax 102 Total 655 Business rates 225 Other 11 Total 387 32

National Grid Annual Report and Accounts 2018/19 Strategic Report | Financial review Tax transparency Net pension and other post-retirement obligations The UK tax charge for the year disclosed in the financial statements in accordance with accounting standards and the UK corporation tax UK US Total paid during the year will differ. To aid transparency we have included Plan assets 15,507 9,286 24,793 a reconciliation below of the tax charge per the income statement to the UK corporation tax paid in 2018/19. Plan liabilities (14,276) (10,735) (25,011) The tax charge for the Group from continuing operations as reported Net surplus/(deficit) 1,231 (1,449) (218) in the income statement is £0.3 billion (2017/18: £0.9 billion credit). The UK tax charge is £0.1 billion (2017/18: £0.3 billion) and UK As at 31 March 2019, pension assets of £1,307 million in the corporation tax paid was £102 million (2017/18: £35 million), with UK pension schemes and £260 million in the US Niagara Mohawk the principal differences between these two measures as follows: Plan were recognised on the basis that these plans were in a surplus position. Reconciliation of UK total tax charge to tax paid Dividend £m 2018/19 2017/181 The Board has recommended an increase in the final dividend to Total UK tax charge 149 245 31.26p per ordinary share (£1.56 per American Depository Share) which will be paid to shareholders on the register as at 31 May 2019. Adjustment for non-cash deferred tax (29) (63) If approved, this will bring the full year dividend to 47.34p per ordinary share, an increase of 3.1% over the 45.93p per ordinary share in Adjustments for current tax credit in respect of prior years 12 18 respect of the financial year ended 31 March 2018. This is in line with the increase in average UK RPI inflation for the year ended 31 March UK current tax charge 132 200 2019 as set out in the announcement of 28 March 2013, in which we stated that our dividend policy aims to grow the ordinary dividend per UK corporation tax instalment payments share at least in line with the rate of RPI inflation each year for the not payable until the following year (69) (98) foreseeable future. UK corporation tax instalment payments (net of refunds) in respect of prior years 39 (67) At 31 March 2019, National Grid plc had £3.5 billion of distributable reserves, which is sufficient to cover more than two years of UK corporation tax paid 102 35 forecast Group dividends. If approved, the final dividend will absorb approximately £1.0 billion of shareholders’ funds. This year’s dividend 1. Comparatives have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current period. is covered approximately 1.2x underlying earnings. Although this exceeds the statutory EPS of 44.6p result for the period, in proposing Tax losses the final dividend, the Directors note that total cumulative statutory earnings per share over the last three years were some 354p, We have total unrecognised deferred tax assets in respect of losses compared to dividend payout of 222p. of £1.5 billion (2017/18: £0.5 billion) which are predominantly capital losses in the UK as set out on page 125. These losses arose as a result The Directors consider the Group’s capital structure and dividend of the disposal of certain businesses or assets, some of which were policy at least twice a year when proposing an interim and final agreed with HMRC in the current period. They may be available to dividend and aim to maintain distributable reserves that provide offset against future capital gains in the UK. adequate cover for dividend payments. Development of future tax policy Brexit We believe that the continued development of a coherent and transparent As described elsewhere in the Strategic report, our Brexit working tax policy in the UK is critical to help drive growth in the economy. We group considered the issues and consequences of the UK’s decision continue to contribute to research into the structure of business tax and to leave the EU. In the last month of the year, and in anticipation of the its economic impact by contributing to the funding of the Oxford original 29 March 2019 deadline for the UK to exit the EU, we executed University Centre for Business Tax at the Saïd Business School. our plan to bring forward the procurement of key items for capital delivery and operations in case of delays at ports. In the context of the We are a member of a number of industry groups which participate in Group financial statements, however, these actions did not have a the development of future tax policy, including the 100 Group, which material effect. represents the views of Finance Directors of FTSE 100 companies and several other large UK companies. This helps to ensure that we are New accounting standards engaged at the earliest opportunity on tax issues which affect our business. In the current year we have reviewed and responded to a As of 1 April 2018 we adopted two new accounting standards, IFRS 9 number of HMRC consultations, the subject matter of which directly ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with impacts taxes borne or collected by our business, with the aim of openly Customers’. These did not have a material impact on the Group’s contributing to the debate and development of UK tax legislation. We reported profits or earnings. undertake similar activities in the US, where the Company is an active member in the Edison Electric Institute, the American Gas Association As of 1 April 2019 we will adopt IFRS 16 ‘Leases’; again, we do and the Organization for International Investment. not expect this will have a material impact on the Group’s results or financial position, although as described in note 1 to the financial Pensions statements, on transition our property, plant and equipment and net debt will each increase by £0.4 billion to take account of lease In 2018/19, the pensions and other post-retirement benefits operating obligations. We note that the rating agencies already make costs increased by £76 million to £294 million, principally as a adjustments to impute this and accordingly we do not expect result of our UK restructuring programme and the GMP equalisation adoption to impact our credit ratings. ruling. Employer contributions during the year were £419 million (2017/18: £475 million), including £84 million (2017/18: £81 million) Post balance sheet events of deficit contributions. On 1 April 2019, the UK Electricity System Operator became a legally As at 31 March 2019, the total UK and US assets and liabilities and the separate company, with its own board of directors, within the National overall net IAS 19 (revised) accounting deficit is shown below. Further Grid Group. This change will have no impact on the consolidated information can be found in note 25 to the financial statements. financial results of the Group. 33

National Grid Annual Report and Accounts 2018/19 Strategic Report Principal operations – UK Customer satisfaction: Electricity Our UK performance (out of 10) Link to strategy Measure 2018/19 2017/18 2016/17 Optimise Return on Equity (£m) 12.4 12.1 12.7 7.9 performance (2017/18: 7.7) Statutory operating profit (£m) 1,045 1,528 1,868 Underlying operating profit (£m) 1,433 1,560 1,684 Customer satisfaction: Gas (out of 10) RIIO-T1 customer savings (£m) 101 78 126* Grow core Capital expenditure (£m) 1,233 1,309 1,241 business 7.8 Asset growth (%) 3.6 4.5 4.3 (2017/18: 7.6) * Includes UK Gas Distribution Highlights We also measure our performance with Our UK business performed well in 2018/19. non-financial KPIs. We were pleased to see We maintained our focus on safe, reliable, continued improvement in our customer customer-led, innovative and efficient satisfaction scores in our Electricity operations. We continued to optimise our Transmission and Gas Transmission operational performance. We are proud businesses, achieving scores of 7.9 and to have been named in the Times Top 50 7.8 respectively against a target of 6.9. Employers for Women, which demonstrates our commitment to creating a workplace Customer first which is inclusive, fair and equal for everyone. We work with our customers to meet their During the year, we also agreed new terms needs and deliver successful outcomes for and conditions for our Electricity Transmission all parties. This customer-first approach was Operations field force. The new arrangements, exemplified within our Gas Business, with effective from 1 April 2019, will give us more HS2 holding up our project as an exemplar flexibility to deliver for our customers and give following the successful diversion delivery. our employees the opportunity to do a greater The project came in under budget with an variety of interesting and challenging work. excellent safety record and no LTIs. We have also successfully delivered a gas off-take for Optimise performance Centrica as part of its construction of new We are developing a generative safety culture fast-response generating facilities at within our business. Our occupational safety Peterborough and Brigg. The existing single strategy is to build a platform of proactive gas supply was converted into a dual supply safety management by implementing a and was completed ahead of schedule standard, simplified and risk-based approach. through collaborative effort. This strategy will enable us to transition to the highest level of safety culture maturity through Electricity Transmission launched a new leadership and workforce engagement. customer website designed to make it easier for people who want to connect to the As at 31 March 2019, our Lost Time Injury network. The website provides tools and Frequency Rate (LTIFR) in the UK business information to help our customers understand was 0.07, which exceeds our target of <0.10, more about establishing connections with us. and is our best ever LTIFR performance. 55% It generated a number of enquiries from new of our lost time injuries (LTIs) are as a result of customers and received positive feedback individual issues such as slips, trips and falls from our customers and stakeholders. and soft tissue injuries from inappropriate lifting and carrying and non-fault road traffic Construction of the Hinkley-Seabank collisions – we are treating these incidents Connection Project got underway in summer with appropriate focus whilst acknowledging 2018. We expect to connect our customer, that they do not generally have the potential EDF, to our network in 2024. Between now for more serious harm. Our analysis shows and then, we will add T-pylons to our network that in 2018/19 the number of incidents for the first time, as well as two new with higher potential for harm has been substations and a sealing-end compound. less than expected. Keen to leave a positive legacy for the communities affected by the project, we are We delivered a year of good returns, with investing in STEM equipment in hundreds of a Return on Equity of 12.4%. Statutory schools, providing construction skills training operating profit was lower because of among the local workforce and awarding exceptional charges. The decisions by contracts to businesses across the region. Horizon and NuGen to cancel their customer connection requests on suspended nuclear In July 2018, Ofgem confirmed its decision projects resulted in a £137m exceptional cost. to apply a new Competition Proxy Model We have minimised costs by stopping work (CPM) to the delivery of Hinkley-Seabank. as soon as we became aware of the projects This model seeks to impose on us the results being suspended. Underlying operating profit of simulated competition without giving us the was also lower reflecting reduced revenues, freedom to choose to decide to participate driven by allowance adjustments associated and allocate scarce capital to the project. with the Avonmouth project. The regulatory We are committed to delivering EDF’s arrangements we have in place will mitigate connection in line with time and quality the economic impact of these cancellations. obligations. Nothing in Ofgem’s decision to implement CPM, or our decision to appeal, will affect this commitment. 34

National Grid Annual Report and Accounts 2018/19 Strategic Report | Principal operations – UK Grow core business customers. The range of initiatives includes a Electricity System Operator In 2018/19, we constructed a new 12.4 mile flatter, leaner organisation; further economies In January 2017, alongside Ofgem and the (20 kilometre) overhead line, made up of 60 of scale; simplifying our processes and ways Government, National Grid agreed to the new pylons, between an existing substation of workings; and making more efficient use creation of a legally separate Electricity at Canterbury and a new substation at of IT and back-office activities. To achieve System Operator (ESO), within the National Richborough. This is the first new overhead the long-term benefits of these initiatives, Grid Group. In 2018/19 we successfully line in England and Wales since 2003, we have provided for costs of £136 million implemented the separation arrangements, and the first we have completed under for 2018/19. We expect these costs to help establishing a new subsidiary company that Development Consent Order legislation, to us generate opex savings of £50 million in holds the ESO licence. To ensure appropriate enable the connection of the new Nemo Link 2019/20 and around £100 million annually ring-fencing between itself and the rest of the interconnector between the UK and Belgium. from 2020/21. National Grid Group, the company is governed by its own Board of Directors, There is an increasing need to invest in our We have focused on diversity and mental including three independent Directors. gas compressors to support the changing health and rolled out diversity leadership face of gas supply in the UK and ensure training to our employees. Employee As the ESO, we continue to help facilitate environmental sustainability. The evolution enablement is important to us and we the move to a lower-carbon economy, while of the network has resulted in changes to are focused on ensuring our people are simultaneously delivering safe, reliable and compressor utilisation. Furthermore, we are adequately equipped to fulfil their roles and affordable energy to the end consumer. In committed to meeting the emission standards responsibilities. We have several enablement April 2018, new records were set with the all European countries must comply with programmes and have implemented a system operating without coal for 76 hours by 2023 under the Industrial Emissions modern, digital and future-proof HR solution. and with wind output peaking at over 15 GW. Directive. We were disappointed not to receive The underlying changes to the generation full funding for the compressor works as part Looking ahead portfolio meant that on 27 August 2018, the of the RIIO-T1 reopeners. Having reviewed The UK political environment continues to carbon intensity of the system reached a our approach to meeting the required present a number of challenges. Our dialogue new low of 71 gCO2/kWh. environmental obligations, we have developed around RIIO-T2 will be a priority leading up an integrated plan to invest in our compressor to the new price control commencing in In October 2018, we published a thought fleet to deliver the most cost-effective network April 2021. We remain committed to the piece to explore how the ESO could be solution. This solution is designed to meet the importance of a regulatory framework that funded in RIIO-T2, forming part of our wider current and future needs of our customers fairly reflects the risk return balance for both stakeholder engagement programme on and support environmental sustainability. consumers and shareholders. We submitted the new price control. This will inform both our response to Ofgem on the sector-specific our own thinking and Ofgem’s process Evolve for the future methodology consultation for RIIO-T2 in for developing and deciding upon a The Humber Pipeline Replacement project is March 2019. The overall framework proposals funding model. part of our programme of work to care for our set out by Ofgem are a step in the right National Transmission System and keep gas direction but we are concerned that as Following a European Court ruling, the UK’s flowing for our customers, now and in the currently set out, the proposals will not bring Capacity Market scheme was paused, leading future. Our aim is to ensure gas runs safely, about the change consumers need. Our to the ESO, in its capacity as EMR Delivery efficiently and reliably. The Feeder 9 pipeline vision is of an energy future where bills are Body, postponing the T-1 auction originally typically carries around 20% of the country’s kept low for consumers, energy is scheduled to take place in January 2019, gas supplies. In April 2018, a 160-metre-long, decarbonised, innovation is encouraged and to the Electricity Settlements Company 510-tonne tunnel-boring machine started to and which together support the growth suspending capacity payments to Capacity excavate a 3.3-mile (5.4-kilometre) tunnel and prosperity of the UK economy. Our Market participants. We advised that there under the River Humber to house the Feeder stakeholders’ opinions are important to us was no additional risk to the security of supply 9 replacement pipeline; a project which will and it is important that they are able to shape in the winter of 2018/19. During this period of help to make us fit for the future. The Feeder our future plans. We have created RIIO-T2 uncertainty, we are working with Ofgem, 9 reopener was published in May 2018, in stakeholder groups to support the formulation BEIS, customers and stakeholders to deliver response to our request for funding. We of our business plans for the next price control security of supply for the next winter period. issued this request after gaining planning period within Gas Transmission, Electricity consent for the project and after Ofgem Transmission and the System Operator. Further reading Find out about our innovations changed its initial decision on the needs in engineering at www.nationalgrid.com case, awarding us £111 million to continue As part of a joint venture with Scottish Power this project. Transmission, we have constructed the Western Link – a HVDC cable which will play We secured funding of £116 million for a Visual an important role in bringing renewable Impact Provision (VIP) scheme in Dorset; energy from Scotland to homes and a project to underground 5.4 miles (8.8 businesses in England and Wales, helping the kilometres) of overhead line and remove UK to meet its renewable energy targets. The 22 pylons in the Dorset Area of Outstanding Western Link had initially been available to Natural Beauty. We also continued to operate in October 2018. However, testing progress our other VIP projects in Peak East continues following the detection of cable National Park and Snowdonia National Park. faults and trips during the commissioning phase and the Link is anticipated We commenced a multi-year programme to be available to operate later in 2019, covering a range of initiatives to drive further delivering up to 2.2 GW power efficiency and lower costs for customers. transfer capability. These initiatives will continue our aim of becoming a more agile organisation that is Next year, achieving greater, customer-led positioned to be more responsive to efficiency in our business will continue to be a key priority. 35

National Grid Annual Report and Accounts 2018/19 Strategic Report Principal operations – US US Residential – Our US performance Customer Trust Advice Link to strategy Measure 2018/19 2017/18 2016/17 Optimise Return on Equity (%) 8.8 8.9 8.2 58.7% performance (2017/18: 56.6%) Statutory operating profit (£m) 1,425 1,734 1,278 Underlying operating profit (£m) 1,594 1,704 1,514 Grow core Capital expenditure (£m) 2,650 2,424 2,247 Further reading business Find out about our innovations Asset growth (%) 9.2 7.4 5.7 in engineering at www.nationalgrid.com Rate base* (£m) 17,565 14,762 14,571 Evolve for Connections of renewable 281.45 380.50 294.57 the future schemes to US electric distribution network (MW) * US rate base is as previously reported at historical exchange rates Highlights Optimise performance In the US we worked hard during 2018/19 to During 2018/19, the US business focused find ways of operating more efficiently and on growth, customer value and the transition embracing innovative technology. The work to clean energy. Overall, our net revenue we carried out supports National Grid’s three increased by 3% and we grew our rate base strategic priorities. by 9.2%. Our energy infrastructure spend across our footprint during the year was In June, we released our ‘Northeast 80x50 $3.5 billion. We also added 63,387 new Pathway’, a blueprint for reducing greenhouse customer accounts across gas, electric, gas emissions by 80% below 1990 levels by and distributed generation combined. 2050. ‘The Pathway’ is an integrated approach to taking action across the three The Buffalo River Bore project, located in main sectoral contributors to combustion- Buffalo, New York is one example of how related CO2 emissions: electricity generation, we are investing in energy infrastructure to transportation and heat. accommodate the electric load growth associated with new and growing commercial The US business saw a 6% increase in the space. In summer 2018 we used a 14-foot- number of injuries requiring medical attention long, 29-tonne boring machine to dig a beyond first aid and a 5% reduction in the 450-foot tunnel beneath the Buffalo River number of preventable road traffic collisions to house new electrical cables. These cables during 2018/19. The US introduced new replaced older and outdated equipment, driving programmes including an annual including some that dates to the 1890s. requirement for all drivers to review our safe motor vehicle operations policy. We Another example is solar. In 2018, we implemented safety, health and environment inter-connected 9,465 applications and (SHE) Business Management Standards 257 MW across Massachusetts, New York (BMS) to apply to all areas across our and Rhode Island. business, and also implemented SHE plans at local levels to address current risks and At the end of June 2018, our contracts injury trends. We also launched our first with two United Steelworkers Unions in annual Safety Culture Survey to assess Massachusetts, representing around 1,250 and benchmark our Safety Culture and to employees, expired. Following months of establish programs and initiatives to promote bargaining, union membership elected safety. We continue to focus on key risk and not to accept National Grid’s final offer. hazard mitigation strategies in 2019/20. Subsequently, the Company declined to extend the existing labour contracts, resulting In the spring, Influence Map, a UK-based in a labour dispute, and made the decision non-profit climate change group, named to mobilise its replacement workforce. National Grid one of the most influential companies pushing for an ambitious Our workforce contingency plan remained climate change agenda. in place until a new five-year/five-month contract was agreed with the two Unions and ratified in January 2019. During this time, our contingency workforce responded to all potential and actual gas emergencies, ensuring the safety of our employees, customers and the public. While we were able to provide new connections to customers who had a hardship, we were not able to connect all potential customers who requested a new service since we had to prioritise emergency and compliance work. Our goal was to have a long-term agreement that assured benefits consistency across employee groups, addressed the need for cost-sharing in health insurance and provided a modern approach to retirement planning. The newly ratified contract achieves that goal, though it has been a difficult period for all our employees and the communities we serve. 36

National Grid Annual Report and Accounts 2018/19 Strategic Report | Principal operations – US In the coming year, our customers in • Last spring we introduced ‘Accelerate’ Massachusetts and Rhode Island will – a programme aimed at reducing Opex have access to the same e-commerce and Capex spend by 20% by 2021. opportunities and energy-efficiency solutions. In 2018/19 we incurred $88 million which we have classified as an efficiency and Community commitment restructuring exceptional charge. Serving our communities is a cornerstone of Accelerate is also focused on improving our business at National Grid — both today customer satisfaction scores and increasing and tomorrow. It is why we are concerned revenue from new sources to reinvest into that in our New York State service territory, the future of the business. there are about a half a million residences • One of the initiatives underway is the eBill without access to a gas network. So we are project, aimed at increasing adoption of eBills taking action through a Reforming the Energy from 20% to 30% by the end of 2019/20. This Vision (REV) demonstration project on Long project is expected to deliver approximately Island. We have built a shared geothermal well $4 million in operational savings and, system in one community to test the feasibility more importantly, improve the customer of using the Earth’s own heating and cooling experience. According to JD Power, National properties to provide a clean alternative Grid customers enrolled in paperless billing energy source to off-the-grid customers. scored 21 points higher in satisfaction than overall billing and payment satisfaction. Grow core business • We are also helping to speed up the In August, the Rhode Island Public Utilities transition to a clean energy future by Commission (RIPUC) approved our Rhode making meaningful progress through: Island gas and electric rate case settlement. • Large-scale renewables (LSR): The three-year rate plan went into effect on Our new battery energy storage system 1 September 2018 and encourages initiatives (BESS) project on Nantucket Island in for the state’s Power Sector Transformation Massachusetts is a classic example of efforts. These include innovative proposals LSR. When BESS is fully installed in summer on electric transport, energy storage and the 2019, it will be the first large-scale battery opportunity for advanced metering. It also installation in New England. When combined re-designs our low-income rates to engage with a new upgraded onsite combustion with income-eligible customers and increase turbine, also expected for completion this participation in assistance programmes. summer, the BESS should supply the island with all the electrical power it needs should At the end of September, the Massachusetts one of the two existing submarine cables Department of Public Utilities (MADPU) experience an outage, or on peak summer approved our Massachusetts gas rate days when air conditioners put extra strain settlement. New rates went into effect on on the infrastructure; 1 November 2018. The settlement includes In late January, a supply disruption natural gas • Electrifying transportation: We launched incident affected all customers on Aquidneck funding to modernise our Gas Business via our Gas Business Enablement (GBE) programme, an electric vehicle (EV) adoption programme Island, Rhode Island. Initially, approximately for employees, facilitating the sale of more 400 customers in Middletown lost gas service. as well as IT infrastructure that supports our core gas distribution operating capabilities. In than 250 EVs in 2018. We’ve included more than $200 million in regulatory filings for Given the local system’s low-pressure threat December 2017, MADPU commenced an independent audit to perform an assessment transport-related initiatives (includes and putting safety first, National Grid made approved and filed plans), such as charging the decision to stop gas service to roughly of gas pipeline safety in Massachusetts. We have provided all the information requested infrastructure, customer outreach/education, 7,100 customers in the City of Newport, and grid integration – all over the next five also on the Island. and a preliminary oral report is anticipated. We will continue to work with the MADPU years in all three states; and We deployed a workforce of approximately when the report is issued. • Future of gas: We are committed to 1,000 employees and contractors to restore becoming a leader in renewable natural gas service to impacted customers. We In November, we filed a rate case with the gas (RNG) generation and transmission. ensured they were kept safe, warm and fed MADPU to update our electric distribution For example, we are partnering with the during the days they were without heat, hot rates for the first time in three years. This City of New York to convert their largest water and cooking appliances. Restoration update to distribution rates, if approved, will waste-water treatment plant into a clean was largely completed within eight days. take effect 1 October 2019. A new rate plan energy source. We have also started a will enable us to continue providing safe and collaborative effort in New York State Customer first reliable electric service, invest in clean energy to develop revolutionary RNG technologies, and help the state realise its interconnection guidelines. In December 2018 we launched our US goal of reducing greenhouse gas emissions. Residential Energy Efficiency Online Looking ahead Marketplace in our New York jurisdictions. In April, we filed a proposal for new natural We will stay focused on becoming a great This new service provides one-stop shopping gas delivery rates for our KEDNY and KEDLI for our residential customers, enabling them operating company and will work hard to operating companies with the New York State transition to a clean energy company. We will to save money and energy while making their Public Service Commission (PSC) effective 1 homes more energy efficient. continue to develop our employees in a safe April 2020. This proposal will allow us to workplace, provide our customers with clean, continue investing to make our natural gas The Marketplace offers a variety of energy affordable energy and partner with our networks safer and more reliable, move communities to enable viable economies. efficient products and instant rebates on, toward a cleaner energy future, and improve lighting, Wi-Fi thermostats, advanced power service to our 1.8 million customers in New We will address these goals by improving our strips and water saving. It is designed for York City and Long Island. both our gas and electric residential capital and operational expenditure efficiency; customers in New York. improving our customer metrics; generating Evolve for the future operating profit from new sources; and In downstate New York, we offer instant rebates • Aiming for better service and reduced costs limiting customer bill increases. on Wi-Fi thermostats, water savings and other for customers, we adjusted our operating gas saving products for our residential natural model in mid-2018. That meant changing a We will also continually improve our gas customers. The Marketplace also provides number of leadership roles, accountabilities performance by finding a better way numerous resources such as buyer guides, and delivery processes. At the same time, and investing in our growth. installation videos and customer reviews. These we are investing in new opportunities and help customers make smart and informed solutions in order to drive our ongoing choices when purchasing energy-efficient objective of leading the transition to a products for their homes. clean energy economy. 37

National Grid Annual Report and Accounts 2018/19 Strategic Report National Grid Ventures and Other activities BritNed availability Highlights Nemo Link, which started operating on This section relates to NGV, non-regulated 31 January 2019, is an independent joint businesses and other commercial operations venture between National Grid and Elia, 98.2% not included within the business segments. the Belgian transmission system operator. (2017/18: 97.8%) It owns and operates a 1 GW HVDC link NGV, which operates separately from our between Great Britain and Belgium. IFA availability core regulated units, is focused on investment Nemo Link’s availability was 99.9% in 2019. in a broad range of energy businesses that operate in competitive markets across the LNG storage and regasification: Grain % UK and US. Its portfolio includes electricity LNG is one of three LNG importation facilities 93.9 in the UK. It operates under long-term (2017/18: 92.6%) interconnectors, LNG storage and regasification, energy metering and most contracts with customers and provides recently agreement to acquire large-scale importation services of ship berthing, renewable generation. temporary storage, ship reloading and regasification into the NTS. Utilisation of Our ‘other’ activities comprise National terminal capacity was 18.8% in 2018/19, Grid Partners, the venture investment and up from 5.2% in 2017/18. innovation arm of National Grid plc, as well as UK Property and US non-regulated Grain LNG’s road tanker loading also offers businesses, which include LNG operations the UK’s transport and off-grid industrial and corporate costs. sector a more environmentally friendly alternative to diesel or heavy fuel oil. The In aggregate, the National Grid Ventures facility allows tanker operators to load and and Other segment delivered £400 million transport LNG in bulk across the UK via of statutory operating profit, £400 million road or rail. underlying operating profit and accounted for £623 million of continuing investment Metering: National Grid Metering (NGM) in 2018/19. provides installation and maintenance services to energy suppliers in the UK’s Operational performance regulated market. It maintains an asset base of around 9.9 million domestic, industrial and Electricity interconnectors: NGV is the commercial meters, down from 11.1 million leading developer and operator of electricity in 2017/18. interconnectors to and from the UK. NGV’s operational portfolio currently comprises National Grid Smart (NGS) supports energy 4 GW of interconnector capacity. suppliers in fulfilling their UK smart meter roll-out obligations. In 2019 National Grid BritNed is an independent joint venture made the decision to not invest any further between National Grid and TenneT, the Dutch in NGS growth, meaning NGS will not be transmission system operator. It owns and installing any more smart meters once it has operates a 1 GW HVDC link between Great used up its current stock. NGS will continue Britain and the Netherlands. In 2018/19 to own assets already in place and is working BritNed’s availability was 98.2%. with its customers to minimise any impact on household consumers. The England-France interconnector (IFA) is a 2 GW HVDC link between the French and Property: National Grid Property deals with British transmission systems, with ownership the management and regeneration of our shared between National Grid and Réseau de brownfield surplus estate in the UK. Our Transport d’Electricité (RTE). In 2018/19, IFA’s specialist team works with our communities availability was 93.9%. to return these redundant sites back into beneficial use to provide new homes and employment opportunities across the UK. In 2018/19, we disposed of 33 sites and exchanged contracts on a further three land sales, to facilitate the delivery of thousands of new homes across the UK. St William Homes, our joint venture with Berkeley Group, has entered its fifth year. Around 3,000 homes are already under construction, with planning permission secured for a further 2,000 homes. Our first St William residents moved in at our Rickmansworth development in April 2019. One of the sites sold into St William this year was the Fulham gas works. This site will provide over 1,843 new homes in London, of which 646 will be affordable, as well as over 100,000 square feet of new commercial space. The development will include a new public park and square where the world’s oldest surviving gasholder will be the centre piece. Grow core business Electricity interconnectors: NGV will grow its interconnector portfolio by 3.8 GW in the next five years, with new subsea power links to France, Norway and Denmark. 38

National Grid Annual Report and Accounts 2018/19 Strategic Report | National Grid Ventures and Other activities Interconnector capacity: in Construction continues on the 149-mile Evolve for the future operation or under construction (240-kilometre) IFA2 interconnector. National Grid Partners: Previously known Developed with RTE, the 1 GW subsea as the Technology & Innovation unit, National cable will connect Great Britain and France. Grid Partners was established in 2018 as 7.8 GW The link is expected to be operational in 2020. the venture investment and innovation group (2017/18: 6.4 GW) of National Grid plc. National Grid Partners North Sea Link (NSL) will connect Great makes and manages strategically and Statutory operating profit Britain and Norway. Developed between financially attractive investments and leads National Grid and the Norwegian transmission company-wide innovation efforts. In 2018/19, system operator Statnett, NSL will be 447 National Grid Partners made 12 new m miles (720 kilometres). The 1.4 GW link is technology investments. It also manages £400 expected to be operational in 2021/22. (2017/18: £231m) National Grid’s interests in Energy Impact Partners, a strategic energy venture In September 2018, National Grid’s Board Underlying operating profit investment fund that has invested in gave final financial approval to NGV to build 26 companies to date. In 2018/19 National the Viking Link interconnector. Developed Grid Partners invested in two additional together with Danish transmission system venture capital funds. £400m operator Energinet, Viking Link will be a 1.4 (2017/18: £231m) GW 472-mile (760-kilometre) long subsea link US large-scale renewables: In March 2019, connecting Great Britain and Denmark. Capital investment NGV entered into an agreement to acquire Geronimo Energy for $100 million plus NGV will have 7.8 GW of operational potential further payments subject to the interconnector capacity when Viking development of Geronimo’s project pipeline. £623m Link becomes operational in 2023/24. The transaction is subject to customary (2017/18: £518m) closing conditions and regulatory approvals. US competitive transmission: Orsted- Geronimo Energy is a Minnesota-based wind owned renewables developer, Deepwater and solar developer. In addition, NGV is Wind, partnering together with NGV, has negotiating and advancing a joint venture won competitive tenders to supply electricity arrangement with WSIB. Upon a capital from the Revolution Wind offshore wind farm contribution of approximately $125 million, to distribution utilities in Rhode Island and NGV would own indirectly 51% of 378 MW Connecticut. The proposed 700 MW wind of solar and wind generation projects in farm will be located over 15 miles south of operation and construction. The joint venture the Rhode Island and Massachusetts coasts will have the right of first offer for future in Deepwater Wind’s federal lease area. projects developed by Geronimo Energy. Deepwater Wind expects Revolution Wind to be operational in late 2023, pending permits This investment is consistent with our and final investment decisions. NGV has the long-term strategy of evolving the Group option to acquire the transmission connection for the future. between Revolution Wind and the onshore electric transmission network. Property: St William continues to grow and we now expect the joint venture to deliver over 20,000 new homes across London and the South East over the next 15 years. A further three sites have been sold into the joint venture during 2018/19 with further sites expected to be negotiated into the joint venture in the future. In the next 12 months, we expect our St William Homes JV to complete construction of the first 350 homes, including 75 affordable homes. This development will mark a major milestone for the JV and in our partnership with Berkeley Group. In addition, Accord Housing Group, a Housing Association, and National Grid Property are to collaborate to develop new affordable housing on land currently owned by National Grid. 39

National Grid Annual Report and Accounts 2018/19 Strategic Report Our commitment to being a responsible business In today’s world, business needs to be a positive force for good. This belief is critical to the way we work and why we do what we do. Our purpose-led approach Environmental sustainability Today more than ever, people are putting their We are passionate about operating our We make sure sustainability shapes faith in companies that stand for something business in an environmentally responsible our thinking and decision-making. This and do the right thing. We believe the way our way. It is the right thing to do – for society, focus helps us to optimise our operational the environment and our business. performance, provide value for our Company affects the economy, environment customers and benefit the environment. and society is just as important as our financial returns. We have made great strides to embed purpose into our organisation. We work hard every day to bring energy to life, to People exceed the expectations of our customers, We are working hard to overcome some We need to ensure we have a culture that shareholders and communities today, while of the biggest energy challenges of the enables and supports a highly motivated, meeting the energy aspirations of future 21st century as generation moves from diverse and multi-generational workforce, fossil fuels to renewable sources and with the right skills to deliver the future generations tomorrow. transportation shifts to electrification. needs of our customers. Our approach to responsible business is focused on three areas: Environmental sustainability, People, and Communities. Communities For us, being a responsible business and stakeholders to ensure their views means being a good citizen and being are fairly represented in our decisions and involved in social progress, which covers actions. Our work on Hinkley-Seabank every aspect of our work. What we do Connection Project in Somerset, helps to underpin the prosperity and for example, will include 5.3 miles wellbeing of communities in the UK and (8.5 kilometres) of underground cables US. For example, our work to develop across the Mendip Hills instead of installing interconnectors is making energy more overhead pylons. This will protect views secure, affordable and sustainable for in this Area of Outstanding Natural consumers across the UK. Beauty for the community, visitors and future generations. Meanwhile, our work on major infrastructure projects involves continually You can read more about our approach working with local communities, customers to supporting communities on page 44. Our approach to reporting This section contains information relating to the three focus areas that are considered material to shareholders. We have rigorous policies in place that support our approach to corporate responsibility and we report on a number of non-financial performance measures relating to these policies. We were recently awarded the 2018 Carbon Disclosure Project (CDP) A list for a third year running for our performance in reporting and mitigating the impact of climate change. Over the next year, we aim to better understand the holistic impact our business has on society. This will help us identify opportunities to use our operations and capabilities to provide more meaningful value to society. The EU Non-Financial Reporting Directive – UN Global Compact and Sustainable Non-financial information statement Development Goals This section (pages 40 – 45) also provides In July 2018, we reconfirmed our support of information as required by regulation in relation to: the 10 principles of the United Nations Global • environmental matters; Compact on human rights, labour, environment and anti-corruption. • our employees; • social matters; We also continue to build on our support for the United Nations General Assembly 2030 agenda • human rights; and and its Sustainable Development Goals (SDGs). • anti-corruption and anti-bribery. These 17 global goals are a universal call to action to end poverty, protect the planet and ensure that In addition, other related information can be all people enjoy peace and prosperity. found as follows: • Business model – pages 2 – 7; Eight of the SDGs (see following page) are particularly linked to our responsible business focus • Our business environment – pages 12 – 13; areas. We have highlighted these where relevant • Non-financial KPIs – pages 16 – 19; throughout this section. • Principal risks – pages 20 – 22; and • Safety, Environment and Health Committee report – page 64. Further reading www.nationalgrid.com/group/ responsibility-and-sustainability 40

National Grid Annual Report and Accounts 2018/19 Strategic Report | Our commitment to being a responsible business Our environmental sustainability Environmental Sustainability of our offices targets and progress sustainability In 2018, as our strategy continued to evolve, we took steps to improve the sustainability 1. Reduce carbon footprint of our offices. In the UK, we completed many Greenhouse gas emissions (Scope 1 The biggest impact we can have on the environment is in our role of enabling the energy and water efficiency projects and and 2 million tonnes of CO2 equivalent) transition to a low-carbon future. We also achieved energy reductions in our offices of 9%. 6.9 7.0 know we have the potential to affect the 68% 68% environment directly, both positively and negatively, through our operations. We are making progress on better ways of managing our office waste, including working Our approach to environmental sustainability with our supply chain to prevent waste being is to manage our risks, whether short-term generated. For example, we have pledged to 70% eliminate single-use plastic from sale in our 80% through our physical operations, such as air quality and pollution, or long-term through our offices by 2020, and have already taken steps greenhouse gas emissions and resource use. to remove plastic cutlery, straws, stirrers and cups at our UK headquarters in Warwick. 1�/18 18/19 20�0 20�0 At the same time, we look for opportunities to have a positive impact. For example, we We have also developed an engagement campaign called ‘Save Evie’s Whale’, to help (reduction from a 1990 baseline) have committed to achieve a net gain in environmental value for all our major us improve our approach to recycling. construction projects by 2020. We measure 2. Maximise resources Climate change % reduction in the volume of waste this with an evaluation approach based on a that is sent to landfill (UK offices) methodology set out by the UK Government. We support climate change science. Reducing greenhouse gas emissions is an 100% As well as managing normal operating risk, important area of focus for us and is one of 91% we manage the risk of an environmental event our KPIs. arising from a catastrophic asset failure. You 62% can find out more about this on page 21. As a result, we also support the Paris Agreement and have made our own Our strategy and priorities commitment to reduce our greenhouse Our environmental strategy, Our Contribution, gas emissions by 70% by 2030 and 80% by was originally developed in 2012 with a wide 2050. This pledge aligns with the trajectory range of internal and external stakeholders. required to limit global warming to a 2˚C temperature rise. We are currently reviewing 1�/18 18/19 2020 Over the years we have refined our strategy to reflect changing priorities. It focuses on three our targets against limiting this rise to 1.5˚C 3. Responsible land use main areas: climate change, resources and and will update investors in next year’s Annual Report and Accounts. Number of sites enhanced caring for the natural environment. Our strategy is delivered through our Task Force on Climate-related 50 environmental policies. We focus on: Financial Disclosures (TCFD) The TCFD’s voluntary framework for • reducing our carbon footprint; 37 disclosure of climate-related information 30 • maximising the value of resources through in financial filings is structured around re-use and recycling, so we can reduce four themes: governance, strategy, risk our impact on the environment; and management, and metrics and targets. • using our land holdings in ways that benefit our business, the environment and the We have committed to implementing the communities in which we live and work. TCFD’s recommendations, demonstrating 1�/18 18/19 2020 how climate change risk and opportunities These efforts are underpinned by maintaining form part of our business, with clear targets  Actual  Target high environmental management standards. to measure progress. In 2018 we developed an internal Environmental Sustainability Business Our disclosure is set out on pages 210 – 211, Management Standard (BMS) that brings demonstrating how we are managing our Alignment to SDGs together the commitments from Our climate impact and how our business is Ensure access to Contribution and our Environmental Policy, evolving in response to the risks and affordable, reliable, providing clarity to all our employees on opportunities we see arising. We aim to sustainable and modern the standards we expect. It also brings publish a full disclosure in 2020 as our energy for all sustainability fully into our environmental understanding and strategy evolves. management systems. CDP A list Ensure sustainable consumption and The Executive Committee will review and CDP is a not-for-profit charity that runs production patterns approve changes to the BMS periodically, a global disclosure system for investors, including any strategies, plans and targets companies, cities, states and regions to within the BMS, ensuring it fully reflects the manage their environmental impacts. We risks and opportunities associated with are one of 126 companies globally, and one Take urgent action environmental sustainability. The Safety, of only eight UK companies to achieve a to combat climate Environment and Health Committee tracks, change and its impacts position on the climate change A list (out of challenges and seeks assurance of the 7,000 submissions). We were delighted to delivery of the plans approved by the achieve this accolade for the third consecutive Executive Committee. year. It is clear recognition of our efforts to Sustainably manage reduce our emissions and mitigate climate forests, combat change during 2018/19. desertification, halt and reverse land degradation and halt biodiversity loss Further reading KPIs, pages 16 – 19 TCFD, pages 210 – 211 Environmental performance, page 18 41

National Grid Annual Report and Accounts 2018/19 Strategic Report Our commitment to being a responsible business continued In the US, we have fostered relationships UK Social Mobility Employer Index People with 33 colleges and universities. Leaders For the second year running, we took from our business have been involved in these part in the UK Social Mobility Employer initiatives. We have also continued to promote Index. We were ranked 31st out of 100 We are working hard to overcome some of the internship opportunities and permanent companies that participated during 2018. biggest energy challenges of the 21st century graduate development programmes with Following feedback, we have lowered as generation moves from fossil fuels to more than 110 schools in the US. our minimum grade requirements for renewable sources and transportation shifts our graduate programmes, changed to electrification. We need to make sure we the data we capture and the range of have highly motivated people, with the right Award recognition schools we target to help us better skills, working for us and helping to equip us In 2018/19, we were second in the Top address social diversity. for the future. 100 Companies and were also regional winners (West Midlands) in the Rate Our focus on people covers our current and My Apprenticeship Awards, which are future employees. We aim to have an engaged assessed by apprentices themselves, and diverse workforce to stimulate innovation, rather than external assessors. The Living Wage reflect the communities where we work, and awards bring together employers, In the UK, we are accredited by deliver great customer service. apprentices and career champions the Living Wage Foundation. Our to celebrate success in the commitment to our direct employees The culture we strive for stems from apprenticeship market. extends to our contractors and the embracing our values: every day we do the work they do on behalf of National Grid. right thing and find a better way. You can read We also received recognition for our We believe that everyone should be more about our values on pages 14 – 15. engagement with the Procurement Skills appropriately rewarded for their time and Accord, which is coordinated by Energy effort. We also go above the Living Wage We also know that building sufficient & Utility Skills across the utility industry. requirements and voluntarily pay our capability and leadership capacity (including trainees the Living Wage. effective succession planning) is an important We were finalists in the Gas Industry factor in delivering our vision and strategy. You Awards Apprentice of the Year and We undertake a Living Wage review can read more about how we are mitigating Apprentice of the Year for the UK each year to ensure continued alignment. the risks in this area on page 22. IT awards. We also increase individual salaries as required. Engaging our people In the US, we were one of five winners of By developing our people and providing a the Age Smart Employer Award in New wider programme of benefits, we aim to have York. Awarded by Columbia University, an engaged and productive workforce. To the Age Smart Employer Award aims to Further reading attract and retain employees we make sure highlight industries and businesses using For more information about the UK our remuneration package is both fair and strategic practices to hire and retain gender pay gap, visit our website: competitive. Through a third-party company, valuable workers over the age of 50. www.nationalgrid.com/group/ responsibility-and-sustainability/ we also carry out an annual employee survey understanding-our-uk-gender-pay-gap to measure engagement levels and to help us We were recognised by MilitaryHire.com address areas employees believe we need to as a Top Veteran Employer. This is in improve. Employee engagement forms one of recognition of our efforts to create an our KPIs – you can read more about this and environment of opportunity for veterans our performance on page 18. to apply their existing skills and train on the job to develop further. It is primarily Developing employees due to our work with the Center for Through the hard work of our employees we Energy Workforce Development and will achieve our vision, live our values, respond other utilities to help create the Troops to to the needs of our stakeholders and create a Energy Jobs (T2E) initiative. We use the competitive advantage. Encouraging engaged T2E website to help successfully match and talented teams that are in step with our veterans’ and service members’ skillsets strategic objectives is vital to our success. to positions within the industry, ranging from field operations, engineers and In 2018, we also completed a mid-year pulse analysts to the executive boardroom. Alignment to SDGs survey. The aim was to get a half-yearly Ensure healthy lives update on progress in our focus areas and and promote well-being to encourage a quicker response to the Health and wellbeing for all at all ages survey results. We take a proactive, risk-based approach to managing health and wellbeing at National Safeguarding the future Grid. We continue to focus our efforts on Ensure inclusive and We work to raise awareness of the career creating sustainable wellbeing behaviour quality education for opportunities in the energy utility industry change within our workforce. We do this all and promote in both the UK and US. In the UK, there’s mainly through education and training and lifelong learning a growing need for a skilled workforce to by managing our key wellbeing risks. develop, deliver and use new technologies within the energy sector, according to the Our wellbeing programme focuses on Achieve gender musculoskeletal injury prevention and equality and empower EU Skills Workforce Strategy. STEM skills are all women and girls crucial within our business, so we promote mitigation, chronic disease prevention, STEM as an exciting career path for young support and mental wellbeing. We provide people through education outreach such training to develop the knowledge and confidence to notice and respond to mental Promote inclusive and as the Big Bang Fair, work experience and hosting school visits to our sites. health issues. We also work to reduce the sustainable economic stigma and to create a culture in which growth, employment employees feel able to talk openly about and decent work for all mental health. 42

National Grid Annual Report and Accounts 2018/19 Strategic Report | Our commitment to being a responsible business Promoting an inclusive required by the Companies Act 2006 Employee turnover and diverse workforce (Strategic Report and Directors’ Reports) Turnover is defined as employees who have Our inclusion and diversity policies Regulations 2013. left in the last 12 months as a percentage of demonstrate our commitment to providing headcount last year. Voluntary turnover relates an inclusive, equal and fair working We define ‘senior management’ as those to employees who have left through either environment by: managers who are at the same level, or resignation or retirement. Non-voluntary one level below, our Group Executive • driving inclusion and promoting equal attrition includes any other leave reasons – Committee. Our definition also includes including dismissal, severance, etc. opportunities for all; those who are directors of subsidiaries, or • ensuring our workforce, whether part-time, who have responsibility for planning, directing Non- full-time or temporary, are treated fairly and or controlling the activities of the Group, or a Voluntary voluntary Total with respect; strategically significant part of the Group, • eliminating discrimination; and and are employees of the Group. % % % • ensuring that selection for employment, Gender demographic as at 31 March 2019 UK 6.4 5.9 12.3 promotion, training, development, benefit and reward is based on merit and in line US 6.6 4.5 11.1 with relevant legislation. Our Senior Whole NGV 8.3 12.8 21.1 Board1 management2 Company3 A total of 18.1% of our total workforce have Total 6 6.6 5.1 11.7 declared themselves to be of ‘minority’ racial Male 8 171 17,0 8 4 or ethnic heritage. We recognise the value a 6. Included in ‘Total’ are Non-executive Directors and Female 4 81 5,492 Executive Directors. diverse workforce and inclusive culture bring Total 6 12 252 22,576 to our business. We have many initiatives to Training days per employee encourage and promote diversity and inclusion. Male (%) 66.7 67.9 75.7 From 1 April 2018 to 31 March 2019, the During 2018/19, in the US we attracted 64% Female (%) 33.3 32.1 24.3 total number of training days delivered per female applicants and 42% ethnically and employee (as recorded in our HR systems), racially diverse applicants to our graduate 1. ‘Board’ refers to members as defined on the across the whole of National Grid is 5.3 days development roles. We also took 51% female Company website. (6.5 in 2017/18). During 2018/19 there was applicants and 49% ethnically and racially 2. ‘Senior management’ refers to Band A/B employees a 1.2 days’ reduction in training received as well as subsidiary directors. by employees, primarily driven by the US diverse applicants into our internship 3. This measure is also one of our Company KPIs. For more programmes. Our UK Graduate Programme information, see page 18. workforce contingency plan for seven labour attracted 20% female applicants and 58% disputes and the introduction of innovative ethnically and racially diverse applicants. Total headcount4 training design and scheduling processes. Our UK Industrial Placement and Student The tables below show the breakdown of Promotion rate Internship programmes attracted 30% female employees by work pattern and diversity. applicants and 55% ethnically and racially The table below shows the rate of promotion diverse applicants. Work pattern within the business. Promotion rate is defined as number of employees who were promoted Our US business created a record number to a higher grade as a percentage of of opportunities for these students and Full-time Part-time5 headcount last year. graduates, with 63 graduate development opportunities and 206 interns starting in # % # % Promotion the summer of 2019. UK 5,212 95.4 249 4.6 rate % Our policy is that people with disabilities US 16,414 99.5 85 0.5 UK 2.7 should be given fair consideration for all US 12.8 vacancies against the requirements for the NGV 598 97.1 18 2.9 role. Where possible, we make reasonable Total 6 22,224 98.4 352 1.6 NGV 4.8 adjustments in job design and provide Total 10.0 appropriate training for existing employees 4. In scope are active, permanent employees. Out of scope who become disabled. We are committed to are temporary employees. equal opportunity in recruitment, promotion 5. Employees recorded in our system as part time, or have Keeping our Board and Group Executive and career development for all employees, <1 full time equivalent. Committee updated including those with disabilities. Our policy Gender Our Board and Group Executive Committee recognises the right for all people to work receive regular updates on matters relating in an environment that is free from to our people. For the Board, this includes discrimination. Male Female four key focus areas for our people and organisation: our culture, diversity, the Our leaders support a diverse workforce. For # % # % people we need for the future and driving for example, Dean Seavers was featured in the UK 4,023 73.7 1,438 26.3 efficiency. The Board also receives updates 2018 Black History Month Magazine giving his on our employee opinion survey results and perspective on inclusion and diversity at US 12,625 76.5 3,874 23.5 action plans. Additionally, this year the Board National Grid. We actively support Black, discussed and considered the culture of the NGV 436 70.8 180 29.2 Asian, and minority ethnic (BAME) initiatives, Company. You can read more about the and Nicola Shaw is actively involved in the 6 Board’s culture on page 53. BAME/Diverse Leaders Programme. We are Total 17,084 75.7 5,492 24.3 also part of the 6th cohort of Business in the The Group Executive Committee also Community’s BAME Cross Organisational Ethnicity demographic as at 31 March 2019 receives a bi-annual update on people-related Mentoring Circles Programme. Gurvinder ‘Minority’ refers to racial/ethnic heritage matters. In addition to these reports, the Badesha, our Head of Assurance, is one of declarations as recorded in our system. Committee receives regular talent updates the lead mentors on the programme, and our Those who have not stated their ethnicity and considers the remuneration structure for UK HR Director, Sarah Stanton, is the UK are excluded from the baseline. senior management. It also monitors safety Executive Sponsor of the Accessibiility and operational performance and receives Group that helps disabled people overcome White 17,6 34 reports on matters of business conduct, as barriers and improve their lives. well as risk and compliance matters for Minority 3,910 review. This includes breaches of the ‘Code The gender demographic table that follows Declined to state 1,032 of Ethical Business Conduct’ and bi-annual shows the breakdown in numbers of reports from the Group Ethics and employees by gender at different levels of the White (%) 81.9 Compliance Committee. organisation. We have included information relating to subsidiary directors, as this is Minority (%) 18.1 43

National Grid Annual Report and Accounts 2018/19 Strategic Report Our commitment to being a responsible business continued Our communities highlights In March 2018, our 18-month employee-chosen in 2018/19 Communities charity partnership with the Alzheimer’s Society ended in the UK. In February 2019, we announced our intention to further support An important part of what we do at National youth and education social action charity £54m Grid is to exceed the expectations of our City Year UK through a fundraising partnership. est. added value to communities communities as we bring energy to life. We The aim is to raise £150,000 for social mobility do this by providing a safe and reliable service, initiatives that the charity will launch during 2019. and by helping our communities to thrive through our responsible business activities. Many employees get involved with their 41k We realise that, from time-to-time, our work communities through volunteering and STEM interactions with young people can have a negative impact on communities, fundraising, supporting the needs of charities so we work closely with them to reduce this and community organisations. We also provide impact and to help support their social or grants to community groups to support economic needs. projects that meet local community needs £107m by delivering a range of social, economic allocated to address UK fuel Safe and reliable energy and environmental benefits. poverty since 2017 We pride ourselves on providing a safe, reliable energy service at an affordable price to our In May 2018, we launched our first Responsible customers, and to work hard in exceeding Business Policy to help govern our responsible their expectations. business activities. The policy sets out our approach to charitable giving, partnerships The safety of all our employees, contractors and with civil society and employee volunteering. the general public is of prime importance to us. For each of these areas, we will measure We measure the safety of our employees and the tangible benefits being delivered to contractors and this is reflected in our KPIs, our communities, customers and employees, shown on page 18. To ensure we maintain our and report on progress made in future high standards of safety performance, we have Annual Reports and Accounts. effective policies, procedures and training in place so we can continue to perform at the level Also during 2018, our UK employees supported we and our stakeholders expect. local schools and colleges through various STEM activities. These activities resulted in Delivering energy every second of every day more than 2,285 quality interactions with young is critical to the functioning of the economies people across 41 schools. and communities we serve. The reliability of our energy networks is one of the highest priorities In the UK, we continue to focus on addressing after safety. Our networks continue to provide fuel poverty through our voluntary investment reliability running at more than 99.9% availability with Affordable Warmth Solutions CIC. During in both the UK and US. You can read more 2018/19 we allocated a further £49.3 million to about this on page 16, and find out how we our Warm Homes Fund bringing the total to manage our operational risks on pages 20 – 22. £107 million since July 2017 and the installation of 32,000 first-time central heating systems to We regularly seek feedback from our customers many vulnerable households across England, to find out what they think of us and the services Scotland and Wales. In the US, we have energy we provide, and take the appropriate action to efficiency programmes in place to help improve and exceed customer satisfaction. You residential, commercial and industrial customers can read more about our customer satisfaction reduce their energy consumption, save money performance on page 16. and contribute to a more sustainable planet. We have a long-standing relationship with United Supporting communities to thrive Way, where we provide financial support to 40 agencies through employee fundraising and We believe all companies should act responsibly corporate donations, averaging $3 million by playing an active role in the communities annually over the past three years. where they operate and where employees live. We work hard to help communities by Alignment to SDGs In addition to financial support, members of supporting initiatives that are important to them our leadership team in the US and employees Ensure healthy lives and that will help deliver long-term benefits in different regions serve on local United Way and promote well-being to society. boards, and working committees. These include for all at all ages the UW Loaned Executive, Young Leaders and In the UK, improving social mobility is a Women United. Employee teams support challenge. The country has talent spread evenly volunteer events in partnership with their local Ensure inclusive and across it, yet opportunities are still not readily agencies, bringing much needed time and quality education for available to everyone regardless of their energy to the communities we serve. all and promote background. As a business, we are keen to lifelong learning help improve social mobility so opportunities The overall additional value we bring to are available to all. communities through our Responsible Business Ensure access to activities is estimated to be £54 million. affordable, reliable, We continue to play a part in the Government’s sustainable and modern Inclusive Economy Partnership, whose energy for all membership is drawn from the business sector, Grid for Good Government and civil society. We are supporting In 2018/19, we launched Grid for Good, two of the Partnership’s flagship challenges: an initiative that connects people to the mental health and equipping people to transition services they need by partnering with successfully to the world of work. To date, we local charities, companies and have helped to develop the Framework for volunteers. The aim is to help encourage, Voluntary Employer Reporting on Disability, inspire and ultimately give hope to people Mental Health and Wellbeing and agreed a for a better quality of life. During the year, two-year partnership with UK Youth, and the we completed a pilot phase in Careers & Enterprise Company. Through this Birmingham, UK, and in Syracuse, US. partnership, we will engage with companies We now aim to use the findings to further in the South West of the UK to promote our develop and launch the programme by Employability internship model and the mid-2019. value of youth engagement for companies. 44

National Grid Annual Report and Accounts 2018/19 Strategic Report | Our commitment to being a responsible business Good business conduct Anti-bribery policy Whistleblowing To provide an understanding of the Our Group Policy Statement – Anti-Fraud We have confidential external whistleblowing Company’s development, performance and and Bribery – applies to all permanent helplines available 24/7 in all the regions position, we describe our approach to human employees, temporary agency staff and where we operate. We publicise the contact rights and anti-corruption and anti-bribery contractors. It sets out our zero-tolerance information to our employees and on our matters below. approach to bribery and other corrupt external website so concerns can be business practices. reported anonymously. Our policies make Human rights it clear that we will support and protect Respect for human rights is incorporated into To ensure compliance with the UK Bribery whistleblowers and any form of retaliation our employment practices and our values, Act 2010, we carried out a risk assessment will not be tolerated. which are integral to our Code of Ethical across the Company so we could highlight Business Conduct – the way in which we higher risk areas and make sure adequate Preventing modern slavery conduct ourselves allows us to build trust with procedures were in place to address them. We strive to make sure that modern slavery is the people we work with. We earn this trust In addition, a global methodology was not taking place anywhere in our business or by doing things in the right way, building our established for conducting fraud and bribery in our supply chain. reputation as an ethical company that our risk assessments annually across the stakeholders want to do business with, and business. As part of our global training We expect all our suppliers to be compliant that our employees want to work for. Although strategy, we introduced an e-learning course with the Modern Slavery Act and to publish a we do not have specific policies relating to for all employees so they can adequately Modern Slavery Statement if required. Each human rights, slavery or human trafficking, understand the Company’s zero-tolerance year, we update our own Modern Slavery our Global Supplier Code of Conduct approach to fraud, bribery or corruption Statement and publish this on our Company (GSCoC) integrates human rights into the way of any kind. website in line with the Act’s requirements. we do business throughout our supply chain Our Statement is independently reviewed by alongside other areas of sustainability so that Ethical business conduct the Business & Human Rights Resource we create value, preserve natural resources Our Code of Ethical Business Conduct sets Centre alongside other FTSE 100 companies. and respect the interests of the communities out the standards and behaviours we expect In 2019, we were positioned 12th and we serve and from which we procure goods from all employees to meet our values of Do recognised as one of a ‘small cluster of and services. Through our GSCoC, we expect the Right Thing and Find a Better Way. The leaders standing out’ in this space. our suppliers to comply with all legislation document is issued to all employees and is relating to their business, as well as adhering supported by a global communication and We work closely with our suppliers and peers to the principles of the United Nations training programme to promote a strong to build on our knowledge and promote best Global Compact, the International Labour ethical culture. Additionally, we provide practice in the industry to combat modern Organisation (ILO) minimum standards, the briefings for high-risk areas of the business, slavery. During 2018, this included engaging Ethical Trading Initiative (ETI) Base Code, such as Procurement. with suppliers we had identified as being the UK Modern Slavery Act 2015 and for our within potentially high-risk categories. UK suppliers, the requirements of the Living Compliance framework Through this engagement, which included Wage Foundation. Each of our business areas is required to a workshop facilitated by the Supply consider its specific risks and maintain a Chain Sustainability School, we have Anti-bribery and corruption compliance framework, setting out the encouraged our suppliers to conduct similar We have policies and governance in place that controls it has in place to detect and prevent risk assessments with their own supply chain. set and monitor our approach to preventing bribery. As part of our compliance procedure, We have also joined the Construction Protocol bribery and corruption, including our Code the business is asked to self-assess the to better understand the approach to of Ethical Business Conduct (covering bribery effectiveness of its controls and provide mitigating and resolving issues. and corruption). We have a Company-wide evidence that supports its compliance. framework of controls designed to prevent We are an active member of the United and detect bribery. Each year, all function heads are asked to Nations Global Compact Working Group, certify the compliance in their area, and focusing on Modern Slavery, and are working We investigate all allegations of ethical to provide details of any exceptions. This with Achilles to develop a community misconduct thoroughly and, where culminates in presentation of a Certificate approach to address the issue. We are also appropriate, we take corrective action and of Assurance from the Chief Executive to revising our procurement process, so that share learnings. We also record trends and the Board (following consideration by the modern slavery criteria and identifying risks metrics relating to such allegations – only a Audit Committee). form part of our sourcing process. small percentage of these relate to bribery or corrupt practices, so we do not consider Working with our supply chain them to be material for reporting purposes. We have a GSCoC, which is issued to our suppliers and sets out our requirements to Governance and oversight have in place a programme with procedures We review and update our framework to prevent and detect bribery and corruption regularly so we can make sure our procedures and standards around how we expect our remain proportionate to the principal risks we suppliers to operate, which should extend into have identified. their own supply chains. All our suppliers must comply with all laws relating to their Our UK and US Ethics and Compliance business which includes human rights, Committees (ECC) oversee the Code of business ethics, resilience, supplier diversity, Ethical Business Conduct and associated skills development and environmental awareness programmes. Any cases alleging sustainability, as well as adhere to the bribery are required to be referred immediately principles of the United Nations Global to the relevant ECC so the members can Compact, in accordance with all applicable satisfy themselves that cases are investigated local, state, federal or national laws or promptly and, where appropriate, acted upon, regulations including the UK Bribery Act 2010 including ensuring any lessons learnt are and the US Foreign Corrupt Practices Act communicated across the business. 1977. Our Global Procurement team carries out regular supplier screening to identify any The Audit Committee receives an annual requirements for prosecutions or sanctions report on the procedures currently in place within our supplier base. We provide specific to prevent and detect fraud and bribery. You guidance and briefings for high-risk areas, so can read more about the Audit Committee’s contractors, agents and others who are acting role on pages 58 – 62. None of our on behalf of National Grid do not engage in investigations over the last 12 months have any illegal or improper conduct. identified cases of bribery. 45

Corporate Governance Corporate Governance contents Corporate Governance 46 Letter from the Chairman 47 Board and Committee evaluation 56 Audit Committee 58 Finance Committee 63 Safety, Environment and Health Committee 64 Nominations Committee 65 Diversity 66 Statement of compliance with the UK Corporate Governance Code 2016 67 Index to the Directors’ Report and other disclosures 68 Directors’ Remuneration Report 69 Structure of the report This report sets out how we are governed and the Board’s key governance activities during the year. Corporate Governance Code 2016 compliance statement This statement sets out further information on our compliance with the UK Corporate Governance Code for 2018/19 see page 67. Stakeholder engagement The Board continues to focus on stakeholder engagement and is considering how to increase further the employee voice in the boardroom. For more information, see pages 54 – 55. The Board and section 172 Companies Act 2006 Under the Companies (Miscellaneous Reporting) Regulations 2018, the Directors will be required to explain how they have complied with their duty to have regard to the matters in section 172 (1) (a)-(f). Our 2019/20 Annual Report will include this statement.

National Grid Annual Report and Accounts 2018/19 Corporate Governance Letter from the Chairman “It was important that the the organisation and ensuring that we establish good governance to underpin a Company builds on the healthy culture. You will see from our culture journey (on page 53) that the Company has extensive existing range spent a considerable amount of time over the last few years focusing on getting this right for of engagement activities the Company. In the year, the focus has been and continues to consider on the changes from the new Code and workforce views in stakeholder engagement. decision-making.” Board developments and diversity There were a number of people changes on the Board during this year. All appointments were subject to a formal and transparent procedure. We welcomed two new Directors, as mentioned in the Nominations Committee Sir Peter Gershon Report on page 65. Andy Agg was appointed Chairman Interim CFO in July 2018 and was formally appointed to the Board as Chief Financial Officer with effect from 1 January 2019. Earl Shipp joined the Board as Non-executive Director and joined the Safety, Environment Introduction and the new UK Corporate Workforce engagement and Health Committee, Remuneration Governance Code 2018 In November 2018, the Board considered the Committee and the Nominations Committee. This year has seen significant changes to provisions of the new Code and, in particular, On 16 May 2019, we will welcome Jonathan the Corporate Governance landscape, which reviewed the three FRC recommended Silver to the Board as a Non-executive have remained high on the Board’s agenda methods of workforce engagement. Following Director. The Nominations Committee this year, reiterating the importance with a detailed review of the existing mechanisms oversaw the rigorous selection process for which we treat Corporate Governance. for engagement by the Board, Executive these new appointments, ensuring that Committee and senior management, the relevant skills and diversity of thought were Following the introduction of the new UK Board thought it was important that it builds considered carefully as part of the Corporate Governance Code 2018 (the new on the extensive existing range of appointment process. You can read more Code), the Board took the opportunity to engagement activities that are already in place about this on page 65. We also said goodbye review stakeholder engagement (especially and continues to consider workforce views in to Andrew Bonfield and Pierre Dufour in July workforce engagement), succession planning, relevant decision-making processes. The 2018 and Nora Mead Brownell in April 2019. diversity and the role of the Remuneration Board determined that the workforce was not Committee in more depth over the year. From limited to Company employees, but also We remain focused on maintaining an inclusive the work we have completed in previous included contractors and agency workers, and diverse culture on the Board. We believe years, I am pleased to say that we are well in all locations. Current engagement this improves effectiveness, encourages placed to meet the new requirements. As mechanisms include reviewing and constructive debate, delivers superior you will see throughout this report, we are implementing actions from the employee performance and enhances the success of now doing more to ensure that the views survey results, site visits by myself and the Company. I was pleased to see National of our stakeholders are being captured in Non-executive Directors and separate Grid was mentioned in the latest Hampton- the boardroom, and maintaining focus on Non-executive Director sessions with a cross Alexander Review and ranked 15th out of creating the right culture for the Company. section of the workforce. These mechanisms the FTSE 100 for women on boards and in In next year’s report, we will report in detail will be enhanced to include additional leadership. Most recently, we were also placed on our compliance against the new Code. engagement sessions with the Non-executive in The Times Top 50 Employees for Women. Directors and our approach to leadership Other external influences on the Board agenda dinners will evolve to drive greater, more Following the changes to the Board during the included the ongoing UK regulatory and diverse, workforce representation and year, we continued to meet our diversity target political uncertainty and the legal separation of broader communications by inviting a of having 33% of women on the Board, until the Electricity System Operator, all of which will representative from each employee resource April 2019 when Nora Mead Brownell left the have a significant impact on the way we work group to a separate dinner. Focus will be on Board and it fell to 27.3%. We currently exceed and operate. The Board has also taken time to the Board’s interactions with all employees, the Parker Review target for ethnic diversity on discuss topics such as our strategy, innovation, hearing their views on the outcome of the FTSE 100 Boards. You can read more on how cyber security, RIIO-T2 and the Hinkley- employee engagement survey and other we strive towards our objectives in our Board Seabank Connection Project. topical issues, such as gender pay. We will Diversity Policy on page 66. continue to review and adapt our approach Stakeholder engagement and during the year. Business in the Community (BITC) has the Board’s duty recognised the Company for the work we do The role and effectiveness of the Board are External Board evaluation to support workplace equality and inclusion, essential in a successfully run company. This year, we appointed Dr Sabine a fact of which I am personally very proud. During the year, we discussed the Board’s Dembkowski of Better Boards Limited to We were also named in the Top 70 Employers duty under section 172 of the Companies Act undertake an independent, formal and for Race, and we were also a finalist in BITC’s 2006, with a significant focus on reviewing rigorous evaluation of our Board and Race Equality Awards. This acknowledged and mapping out our key stakeholder groups committees. During the evaluation process, that we are taking a proactive approach to and discussing the Board’s current level of Sabine provided the Board with insights about address racial inequalities in the Company. engagement and incorporation of its views the different aspects of effective boards and Our policies are also considered to be having into decision-making. Our discussions around how they can work together more effectively a positive impact on our Black, Asian and RIIO-T2, the Massachusetts gas labour as a team. Each Board member received an Minority Ethnic (BAME) employees, and we dispute and workforce contingency plan, the individual evaluation and the Board had a will continue to progress our diversity Hinkley-Seabank Connection Project and our combined action plan. The process and aims through the year. Business Plan are examples of how the Board outcome can be found on page 56. has had regard to its duty under section 172, including ensuring we had regard for the Culture interests of key stakeholders and the likely As Chairman, promoting a culture of consequences of any decisions in the long openness and debate in the boardroom term. You can read more about who our is one of my key responsibilities, and as a key stakeholders are and how they have Board we play an important leadership role Sir Peter Gershon influenced key decision-making on in promoting the desired culture throughout pages 54 – 55. Chairman 47

National Grid Annual Report and Accounts 2018/19 Corporate Governance Our Board Committee membership key Audit Committee Finance Committee Nominations Committee     Sir Peter Gershon CBE FREng (72) John Pettigrew FEI FIET (50) Andy Agg (49) Remuneration Chairman Chief Executive Chief Financial Officer (CFO) Committee Appointed: 1 August 2011 as Deputy Appointed: 1 April 2014 and Chief Appointed: Interim Chief Financial Officer Safety, Environment Chairman and Chairman with effect Executive with effect from 1 April 2016 from 30 July 2018. Appointed as CFO on 1 and Health Committee from 1 January 2012 Tenure: 5 years January 2019 Tenure: 7 years Tenure: Less than 1 year Executive Skills and competencies: John joined Skills and competencies: Sir Peter is the Group as a graduate in 1991 and Skills and competencies: Andy trained Committee an experienced leader, having held senior has progressed through many senior and qualified as a chartered accountant with board-level positions spanning both management roles. Together with his PricewaterhouseCoopers and is a member Chair of the public and private sectors in the computer, extensive operational experience of the of the ICAEW. He has significant financial Committee defence and telecommunications industries. Group, John brings significant know-how experience, having previously held a number He has served as Chief Executive and as a and commerciality to his leadership of of senior finance leadership roles across the Managing Director in several high-profile the executive team and management Group, including Group Financial Controller, organisations. Through his broad business of the Group’s business. UK CFO and, most recently, Group Tax Tenure as at 31 March 2019 experience and previous roles, Sir Peter John continues to lead the implementation and Treasury Director. Andy’s in-depth brings external insight, understanding of and development of the Group’s strategy, knowledge of National Grid, both in the Committee membership diverse issues and the strong corporate meeting new opportunities for the continued UK and US, and his broad experience in as at 15 May 2019 governance expertise required to create future growth of our core businesses. operational and corporate finance roles and lead an effective Board. He maintains a productive dialogue with have ensured a smooth transition to his Other Board members External appointments: institutional investors on Group strategy role as CFO. during the year were: • Non-executive Chairman of the Aircraft and performance. External appointments: None. • Andrew Bonfield – Carrier Alliance Management Board External appointments: stepped down from and Dreadnought Alliance; • Member of the Government’s Inclusive • Trustee of The Sutton Trust; Economy Partnership; position of CFO • Trustee of the Education Endowment on 30 July 2018; • Member of the CBI’s President’s Foundation; Committee; • Pierre Dufour – • Chairman of Join Dementia Research • Non-executive Director and Senior (JDR) Partnership Board; Independent Director of Rentokil Initial plc. stepped down on • Board member of The Investor Forum. 30 July 2018; and • Nora Mead Brownell – stepped down on 8 April 2019. Nicola Shaw CBE (49) Dean Seavers (58) Alison Kay (55) Executive Director, UK Executive Director, US Group General Counsel and Company Secretary Appointed: 1 July 2016 Appointed: 1 April 2015 Appointed: 24 January 2013 Tenure: 2 years Tenure: 4 years Skills and competencies: Alison has Skills and competencies: Nicola’s career, Skills and competencies: Dean brings responsibility for the legal, compliance and in the UK and overseas, has included senior to the Board a broad range of financial and governance framework of the Group. She positions in several regulatory, commercial customer experience, along with significant is an experienced commercial lawyer and and operational roles. She has a strong general management experience with a brings a wealth of practical advice and leadership track record, including Chief particular focus on change and performance guidance to her current role as Group Executive Officer of HS1 and Managing improvement programmes. He has a proven General Counsel and Company Secretary. Director of the UK Business Division at track record of building successful teams Alison provides support and advice to the FirstGroup plc. and improving operations. Dean’s keen Directors, the Board and its Committees. Her broad range of experience working finance and business development skills She brings rigour to corporate governance with the UK Government, the European continue to differentiate the Company as a and ensures that Board procedures are fit Commission and Parliament, and industry leading US energy distributor and innovator. for purpose and adhered to. She also has regulators, as well as leading large regulated External appointments: expertise in regulatory and contractual businesses, enables Nicola to lead our UK law and legal risk management from her • Advisor to the Board at City Light Capital; previous experience at National Grid. business with the requisite experience, • Non-executive Director of Albemarle knowledge and leadership expertise. Corporation. External appointments: External appointments: • Member and Vice-Chair of the • Non-executive Director of International Association of General Counsel and Consolidated Airlines Group, S.A.; Company Secretaries working in • Director of Major Projects Association; FTSE 100 Companies; • Director of Energy Networks • Member of the Marie Curie West Midlands Association Limited; Development Board. • Director of Energy UK. 48

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Our Board Our Board diversity Board gender 3 8               Jonathan Dawson (67) Therese Esperdy (58) Dr Paul Golby CBE FREng, FIET, Non-executive Director; Non-executive Director; FIMechE, FEI, FCGI (68) Men Independent Independent Non-executive Director; Women Independent Appointed: 4 March 2013 Appointed: 18 March 2014. Appointed Tenure: 6 years to the Board of National Grid USA from Appointed: 1 February 2012 1 May 2015 Skills and competencies: Jonathan, Tenure: 7 years Executive and Tenure: 5 years Non-executive Directors through his broad range of expertise within Skills and competencies: Paul is a the finance and pensions sector, brings Skills and competencies: Therese Chartered Engineer and has a lifelong significant in-depth understanding in has significant international investment passion for engineering and innovation, remuneration and financial matters to his banking experience, having held a variety having spent his career in the energy and role as Chair of the Remuneration of leadership roles spanning 26 years. regulatory sectors. He brings a valuable 4 Committee. As a Non-executive Director, Her career began at Lehman Brothers and engineering and industry perspective as Jonathan brings scrutiny, additional in 1997 she joined Chase Securities and well as the attributes of an experienced challenge and independent oversight subsequently JPMorgan Chase & Co., Chairman and Chief Executive to his role to the Board. where she held a number of senior 7 as a Non-executive Director. Paul’s deep External appointments: positions. With a distinguished career in understanding and specific experience in the investment banking sector, Therese safety and risk management is crucial to his • Chairman of River and Mercantile brings significant banking, strategic and role as Chair of the Safety, Environment Group PLC; international financial management expertise and Health Committee. • Chairman and a founding partner and knowledge of financial markets to the External appointments: Executive of Penfida Ltd. Board and to her role as Chair of the Non-executive (inc. Chairman) Finance Committee. Her sharp and incisive • Chairman of Costain Group PLC; thinking enables her to contribute and • Chairman of the UK National Air constructively challenge on a wide range Traffic Services; of Board debates. • Member of the Prime Minister’s Board members Council for Science and Technology. by nationality External appointments: • Non-executive Director and Senior Independent Director of Imperial Brands PLC; 4 • Non-executive Director of Moody’s Corporation. 7 British American Charts as at 15 May 2019 Tenure as at 31 March 2019             Amanda Mesler (55) Earl Shipp (61) Mark Williamson (61) Non-executive Director; Non-executive Director; Non-executive Director and 4 4 Independent Independent Senior Independent Director Appointed: 17 May 2018 Appointed: 1 January 2019 Appointed: 3 September 2012 Tenure: 1 year Tenure: Less than 1 year Tenure: 6 years Skills and competencies: Amanda Skills and competencies: With an Skills and competencies: As 3 brings to the Group extensive international extensive career in the chemicals industry a qualified chartered accountant, Mark leadership and general management and having held a senior leadership role brings considerable financial and general experience from the technology and in a safety-critical process environment managerial experience to the Company. His < 3 years fintech sectors. She has over 25 years and culture, Earl brings significant safety previous roles as Chief Financial Officer of 3-6 years of experience at senior management and performance, project management, International Power plc and Non-executive > 6 years board level at large international companies. environmental, sustainability and strategic Director and Senior Independent Director She led a $1 billion global practice at expertise to the Board and Committees. of Alent plc cement his extensive financial Electronic Data Services and has experience This enables Earl to contribute on a experience and provide a deep sitting on audit, risk and remuneration wide range of issues to Board understanding of the utilities sector. This committees. Amanda provides a new and Committee debates. allows him to bring a financial and strategic entrepreneurial perspective to the Board. External appointments: outlook on diverse subjects in support of External appointment: the Board and its Committees. In his role • Non-executive Director of Olin as Senior Independent Director, Mark brings • Chief Executive Officer of Earthport plc. Corporation; an excellent understanding of investor • Non-executive Director of CHI St. Luke’s expectations as well as having significant Health System of Texas; experience in managing relationships • Commissioner of Brazoria-Fort Bend with investor and financial communities. Rail District (Texas). External appointments: • Chairman of Imperial Brands PLC; on 11 February 2019, Imperial Brands PLC announced that Mark would step down as Chairman once a suitable successor had been found; • Chairman of Spectris plc. 49

National Grid Annual Report and Accounts 2018/19 Corporate Governance Corporate Governance overview Your Board remains committed to the highest standards of Corporate Governance and in 2018/19 continued to embed best practice in line with the evolving UK governance landscape. Board Key matters considered Our Board is responsible collectively for the effective oversight of the by the Board include: Company and its businesses. It determines the Company’s strategic • Company’s strategy, long-term strategic objectives and business plan; direction and objectives, business plan, viability and governance structure • Risk appetite and determining principal risks; to help achieve long-term success and deliver sustainable shareholder value. The Board also plays a major role in setting and leading the • Overall corporate governance arrangements, systems of internal Company’s culture and wider sustainability goals. It considers key control and risk management; stakeholders in its decision-making and, in doing so, ensures that • Annual business plan and budget; Directors comply with their duty under section 172 of the Companies Act 2006. • Significant changes in capital structure; • Succession planning for Board and senior management; To operate efficiently and give the right level of attention and consideration • Half-year and full-year results statements, Annual Report and Accounts to relevant matters, the Board delegates authority to its Board Committees. and other statutory announcements; Each Committee Chair reports to the Board on their Committee’s activities after each meeting. • Determination of the framework or policy for the remuneration of the Chairman, Chief Executive, Executive Directors, Group General Counsel and Company Secretary, and direct reports to the Chief Executive, following recommendation from the Remuneration Committee. Board Committees Audit Committee: Nominations Remuneration Finance Committee: Safety, Environment and • Financial reporting; Committee: Committee: • Financing policies and Health Committee: • Internal controls; • Board and Committee • Policy; decisions; • SEH strategy and policies; composition; • Processes for risk • Implementation of policy; • Credit exposure; • Performance targets; management; • Succession planning; • Incentive design and setting • Hedging; • Sustainability. • Internal audit; • Board appointments. of targets. • Foreign exchange • External auditor. transactions; • Guarantees and indemnities. Executive Committee Led by the Chief Executive, the Committee oversees the safety, operational members have a broad range of skills and expertise that are updated and financial performance of the Company. It is responsible for making the through training and development. Some members also hold external day-to-day management and operational decisions it considers necessary non-executive directorships, giving them valuable board experience. to safeguard the interests of the Company and to further the strategy, Those members of the Committee who are not Directors regularly business objectives and targets established by the Board. The Committee attend Board and Committee meetings for specific agenda items. Other management committees Disclosure Committee; Investment Committee; Share Schemes Sub-Committee. Our Executive Committee Four Executive Directors are members of the Executive Committee, as well as being on the Group Board. Our Group General Counsel and Company Secretary is also a member of the Executive Committee. See their biographies on page 48. John Pettigrew – Chief Executive and Committee Chair Andy Agg – Chief Financial Officer Dean Seavers – Executive Director, US Nicola Shaw – Executive Director, UK Alison Kay – Group General Counsel and Company Secretary Governance structure The schedule of matters reserved for the Board and terms of reference for each Board Committee are available at: www.nationalgrid.com Reports from each of the Board Committees, together with details of their activities, are set out on pages 58 – 90. Full biographies for the Executive Andy Doyle Badar Khan Barney Wyld Adriana Karaboutis Committee are available at: Chief Human Resources Group Director, Corporate Group Corporate Group Chief Information www.nationalgrid.com Officer (from 1 April 2019) Development and Affairs Director and Digital Officer National Grid Ventures 50

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Corporate Governance overview Matters considered by the Board Board and Committee membership and attendance The table below sets out the Board and Committee attendance during the year to 31 March 2019. Attendance is shown as the number of meetings attended out of the total number of meetings possible for the individual Director during the year. Safety, Environment Director Board Audit Finance Nominations Remuneration and Health Sir Peter Gershon   8 of 8 – –   7 of 7 – – John Pettigrew 8 of 8 – 4 of 4 – – – Andy Agg – Appointed as CFO 1 January 20191 2 of 2 – 1 of 1 – – – Dean Seavers2 6 of 8 – – – – – Nicola Shaw 8 of 8 – – – – – Nora Mead Brownell – Stepped down on 8 April 2019 8 of 8 – – 6 of 7 10 of 10 4 of 4 Jonathan Dawson 8 of 8 – 4 of 4 7 of 7   10 of 10 – Therese Esperdy 8 of 8 4 of 4   4 of 4 7 of 7 – – Paul Golby 8 of 8 4 of 4 – 7 of 7 –   4 of 4 Amanda Mesler – Appointed on 17 May 2018 6 of 6 3 of 3 3 of 3 5 of 5 – – Earl Shipp – Appointed on 1 January 2019 2 of 2 – – 2 of 2 2 of 2 1 of 1 Mark Williamson3 8 of 8   4 of 4 – 7 of 7 9 of 10 – Former Directors who served for part of the year Andrew Bonfield – Stepped down from position of CFO 2 of 2 – 1 of 1 – – – on 30 July 2018 Pierre Dufour – Stepped down on 30 July 2018 2 of 2 – – 2 of 3 3 of 4 1 of 1 1. Andy Agg became Interim CFO from 30 July 2018 and joined the Board from 1 January 2019. 2. Dean Seavers missed the November and December Board meetings due to personal circumstances. 3. A Remuneration Committee meeting was held at short notice and due to other commitments, Mark Williamson was unable to attend. Board/Committee chair Examples of Board focus during the year include: Views of key Key areas stakeholder groups of activity Matters considered Outcome considered Strategy In addition to the time allocated during Board meetings to • Board approval of the Company’s Business Plan All: discuss business performance and key strategic objectives and strategy; Investors for the year, the Board participated in two strategy sessions. • Input on the direction of travel for our Suppliers In the year, the Board focused on: digital strategy; Customers Regulators • developing a Business Plan that meets the Group’s • In April 2019, the Board endorsed the strategic Communities and requirements underpinned by a robust financial strategy; priority areas for management focus for 2019/20; governments • growth strategies for NGV, including interconnectors and • Approval of the investment in the Viking Link Our people electrification of vehicles; interconnector; • UK and US gas growth potential, in line with economy-wide • Received updates on cyber security and the latest decarbonisation goals and the UK’s and Northeast US’s cyber scorecard. Noted that a number of cyber attention on energy to provide heating; initiatives were underway; • the sale of our remaining 39% share in Quadgas; • Continued focus on mapping cyber security • building capabilities and experience in distributed activities into the risk appetite framework, and the energy resources in the US for our regulated and Board agreed it was acting in accordance with its unregulated businesses; risk appetite in this area; and • a deep dive of our digital strategy, including cyber security; • The Board reviewed the performance of the commercial property portfolio and discussed the • innovation – see separate section below; and success of the St William joint venture. • UK and US commercial property portfolio. Corporate Following the introduction of the new Corporate Governance • Noted the present measures in place to facilitate All: Governance Code in July 2018 for accounting periods starting on or after the communication with stakeholders and gave Investors Code 2018 1 January 2019, the Board, with assistance from the Group support to the wide engagement programme Suppliers General Counsel and Company Secretary, took the opportunity currently being undertaken; Customers to review: stakeholder engagement; workforce engagement; • Agreed on a number of further actions that should Regulators succession planning; and diversity. be implemented; Communities and The purpose was to identify where the existing strong governments • Annual consideration of whether all Directors Our people engagement between leadership and employees across the had time to discharge duties effectively, which is business needed to be developed further to support effective established during the appointment process and is Board decision-making. subject to ongoing monitoring; and • For more information on employee engagement, see pages 42, 43 and 53. Further reading For more info about our key stakeholders, see pages 4 – 7 of the Strategic Report 51

National Grid Annual Report and Accounts 2018/19 Corporate Governance Corporate Governance overview continued Matters considered by the Board continued Views of Key areas key stakeholder of activity Matters considered Outcome groups considered Business plan Discussed the ongoing financial strategy and business plan for • Approval of the initial five-year plan and the Investors the year. Regular updates were received on key external viability and going concern statements; Customers challenges, and particular consideration was given to these • Confirmation that the Group had a financially Communities and and the current political environment. sustainable business model for the foreseeable governments future, defined for this purpose only as the five Our people years to March 2023. Electricity Considered at length the corporate governance arrangements • Updates provided regularly through the Chief Customers system required to prevent conflicts of interest with the legal Executive’s Report and from the Executive Our people operator (ESO) separation of the ESO and to restrict engagement with Director, UK; Regulators separation other parts of National Grid. • Approval of a new Group-level Board, with separate terms of reference and Discussed how management and staff across the Company delegated authority; would need to be clear which part of the business they represented externally. • A significant amount of work has taken place internally to ensure that all employees are clear on the separation boundaries, including online training. Political and Significant focus on the changing political and regulatory • Board input on, support for and monitoring of All: regulatory environment, including Brexit. The Board continually reviewed the UK and US regulatory strategy; Investors environment possible outcomes of the Brexit deal and the impacts on the • Political sub-group of the Executive Committee Suppliers Company. was established to take a more hands-on Customers approach to the evolving political/regulatory Regulators Received regular updates on risks and opportunities posed landscape and its implications for the Company. Communities and by Brexit, including the potential for state ownership, and governments continued engagement activities with our stakeholders on Our people the issue. RIIO-T2 price Ahead of our next UK regulatory price control, the Board • The Board reiterated the belief that RIIO-T2 must Investors control considered the key elements of Ofgem’s RIIO‑T2 price control deliver a total financial package that can fund Customers framework review consultation, published in March 2018, and necessary investments as well as fairly Regulators the sector-specific consultation published in December 2018. remunerate shareholders for this investment; • Expectation that there would be an increasingly The Board scrutinised and challenged the Company’s UK challenging UK regulatory environment resulted regulatory strategy, providing feedback, guidance and support in the appropriate assumptions being made in for its ongoing development. the business plan. Massachusetts The Board considered at length the employee terms and • Our objective was to reach a fair settlement that Our people gas labour conditions for two gas unions in Massachusetts this year. allowed the business to deliver vital services at Communities and dispute and a reasonable cost to customers, minimise any governments workforce As no agreement was reached before the existing contracts future cost increases and protect the agreements contingency expired, the Board noted the decision by US management to already in place with the other unions; plan implement contingency workforce plans from the end of • The implementation of the workforce contingency June 2018. The Board was kept appraised of the contingency plan ensured that critical work continued safely workforce plans, received updates throughout from the Chief and that any disruption to our current customers Executive and Executive Director, US and was provided was kept to a minimum; unfortunately, those with an update on the lessons learned once an agreement people who wanted, but could not get new was reached. connections, experienced disruption; • In January 2019, an agreement was reached with the two Massachusetts gas unions over employment terms and conditions and the reintegration of those employees back to work. Technology To support our response to the threats and opportunities • The Board reviewed and endorsed the Our people and innovation presented by emerging technology, this year the Board organisation and governance of the Group reviewed the organisation and governance of our Group Technology and Innovation function; Technology and Innovation function and provided • The Board reviewed and provided input on the input on the strategy, including how we: Company’s technology and innovation strategy; • learn from and leverage innovation that is • Focus was on enabling an innovative culture with occurring externally; rapid decision-making and the acceleration of • enhance the effectiveness of internally generated innovation; and internally sourced ideas. • measure the success of our efforts in this area. Looking forward, the Board’s focus for next year is expected to include: • continued regular reviews of safety activities; • update on the Hinkley-Seabank Connection Project; • UK, US and NGV operational business overviews; • technology and innovation; • continued detailed review of our strategy for growth and • cyber security updates; its financing; • climate change and total societal impact; • the implications of regulatory and political changes in our business • risk; and environment on our activities, including the outcome and implications of Brexit and state ownership; • our stakeholder engagement model. • our UK and US regulatory strategy and preparation for the RIIO‑T2 price control submission; 52

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Corporate Governance overview Our culture Our culture journey The Board is responsible for the culture of the Company. Its role is to influence and monitor culture to ensure we are emulating desired beliefs and behaviours in and outside the boardroom and identifying areas where culture is embedded strongly and where there are gaps. Since 2016, the Board has been on a journey to help influence the right culture throughout the Company, as set out below. 2016/17 – Internal Board and Committee evaluation Case study – UK and US employee engagement sessions Assessed how the Board could set the ‘tone from the top’ and gauged how effectively this was cascaded throughout the Company. During the year, the Non-executive Results of the Board evaluation for 2016/17 included: Directors held three employee engagement sessions, in New York (April • the need to create a common definition of culture; 2018), Boston (September 2018) and • confirmation that the Board’s role was to influence and monitor culture to ensure desired Warwick (January 2019). The employee beliefs and behaviours were reinforced formally in the boardroom, and to identify where engagement sessions provided an the culture was strongly embedded or where there were gaps; opportunity for employees and Non- • the Executive Committee similarly committed to driving the desired beliefs and behaviours executive Directors to discuss topical in its role in leading the organisation directly; and subjects, including how successful • creating a scorecard to aid the Board’s role in influencing and monitoring culture, alongside employees felt the Company had been its engagement with the business. in embedding its values, beliefs and behaviours throughout the organisation. September 2017 – Board meeting The two-way conversations were strongly Re-established a clear purpose, vision and values, and a common definition encouraged and provided a great of culture was agreed as: opportunity for the Directors and “our values, beliefs and behaviours that characterise our Company and guide our practices” employees to engage more widely in a more informal environment. Agreed areas for increased Board focus were: • shaping the right culture in the recruitment and appointment of Non-executive Directors, April 2018, New York, US. Executives and senior leadership. The Board would be mindful of this key responsibility as a Topics: New England storm driver of culture and would evaluate candidates on cultural alignment and their ability to drive response and the accelerated the Company’s vision, beliefs and behaviours; and development programme. • visible leadership. The Board increasingly uses its existing engagement opportunities to get a good sense of the culture in action across the business and encourages conversation The Board praised the efforts and more broadly about all aspects of our culture. These insights would be brought back into the successes in the storm response boardroom to inform decision-making. programme and conversation centred on the progress of our customer focus January 2018 strategy. Discussions around the Discussion focused on evaluating and monitoring culture, including additional accelerated development programme recommendations on recruiting for cultural alignment and approaches to focused on the range of projects centred engaging most effectively with employees. on the initiative and the use of valuable Decisions/actions: feedback to deliver against project and • consistent evaluation criteria aligned directly to the values and leadership qualities would leadership expectations. be used when screening, evaluating and selecting Non-executive Directors and Executive Committee members. Recommendations to the Board and Nominations Committee September 2018, Boston, US. would also include a justification of cultural fit alongside technical qualifications; and Topics: Transforming our • employee engagement sessions would be integrated into Board agendas. corporate culture. Employees took the opportunity to March 2018 discuss our corporate culture and Approval of a culture scorecard to be used to help the Board in monitoring culture at desired capabilities set against the Group level. The scorecard was largely based on data from the annual employee backdrop of two transformational engagement survey. projects designed to meet the rapidly The following principles for the scorecard were adopted: evolving needs of our customers and • focus given to our values and how they were embedded in beliefs and behaviours (for communities. The discussions centred example, leadership qualities); on ‘finding a better way’ and ‘doing the • 360-degree view including our processes/operations, employees and vendors/customers; right thing’ to develop a safe, reliable and • leveraging existing data, KPIs and expectations; and affordable transmission network, while enabling the decarbonised energy future. • embracing external thinking and best practices. The results of the scorecard will be reviewed by the Board at least annually. January 2019, Warwick, UK. Topics: Legal separation of the April 2018 Electricity System Operator and recruitment schemes. Evaluation of annual employee survey results. Areas of improvement were identified, and, in addition to the regular employee communication, Employees discussed elements of their other areas that we augmented further into Board behaviours included additional on-site local role and their thoughts on National Grid engagement sessions in the UK and US (see case study). as an employer. They also took the opportunity to raise any concerns they November and December 2018, March and April 2019 had, including where they felt the key Discussions around the impacts of the new UK Corporate Governance Code 2018. challenges within the organisation were, and suggested how empowerment and Focus throughout the end of the year was largely on the implications of the new UK Corporate Governance Code 2018, mapping our key stakeholders and discussions around workforce innovation could be used to unlock some engagement which included: of these challenges. The recruitment • an implementation plan for workforce engagement was presented and noted by the Board; and schemes discussion emphasised the significance of culture in the recruitment • the Board considered the revised culture scorecard and overall status against each of the process, and the need for the Company Company’s values that now includes measures and trend data from teams including: safety, ethics, compliance, supply chain and customers. In all areas it was noted that activity and to review continually where and how we initiatives were taking place within functions and business units to move the culture forward advertise to get the best talent and in line with delivering on our purpose, vision and values and plans in place to ensure our broadest diversity. leaders have the capability to embed and deliver the change required. 53

National Grid Annual Report and Accounts 2018/19 Corporate Governance Corporate Governance overview continued How we create value for our stakeholders The long-term success of our business is critically dependent on the way In December 2018 and March 2019, the Board received an we work with a large number of important stakeholders. We aim to create update on the stakeholder voice in the boardroom and noted an value for our stakeholders every day – and to continue doing so as the implementation plan to further the current programme of engagement. energy landscape changes. The table below sets out our focus on the key relationships and shows how the relevant stakeholder engagement is In 2019, a robust framework will be established to ensure that reported up to the Board or Board Committees to help inform our strategy stakeholder considerations are suitably captured and enhancements delivery. Not all information is reported directly to the Board. However, the made to strengthen the views of our stakeholders in the boardroom. information will inform business-level decisions, with an overview of Several actions will also be considered by the Board to ensure that developments being reported on a regular basis to the Board or a the impact on stakeholders is reflected adequately in boardroom Committee. In some cases, this will be through an annual or more considerations and decision-making processes. frequent round-up for the business area interfacing with the relevant stakeholder (this is generally the case for customers and suppliers). In The Board also discussed how stakeholder groups viewed the other instances, one or more members of the Board may be involved Company and its Board and management and whether their directly in the engagement (such as shareholder or other investor perception matched the Company’s view. In 2017, we carried networking). In each case, it is important for all members of the Board out an initial survey to gain some insight, and these surveys to gain sufficient understanding of the issues relating to every stakeholder will now be undertaken regularly. so their views are taken into account in Board discussions. How this stakeholder group influenced Stakeholder group Form of engagement the Committee/Board agenda and decision-making Communities and Engagement with local communities in the form of The Board agenda has been strongly focused on governments consultations during construction phases of projects and governmental issues this year. In the UK, discussions work with environmental education centres. Liaison with land have influenced key business issues such as the RIIO-T2 We help national and regional owners and wider communities where the Company has price control, the implications of Brexit including governments formulate and deliver assets and dedicated teams to manage relationships. scenario planning, and the potential for state ownership. their energy policies and In the US, the impact on communities following the gas commitments. The taxes we pay Regular discussions and satisfaction surveys to journalists safety incident was considered in depth by the Safety, help fund essential public and government. Policy and public affairs and US Environment and Health Committee and by the Board. services. We have a role to play in government relations in-house teams to develop, grow and sustainability, enabling the leverage the Company’s relationships with key politicians, Governments and communities are strongly focused on transition to a low-carbon future. officials, wider stakeholders and influencers pertaining to a cleaner energy agenda. In the US, at the state level, we legislation and government policy. have strong alignment with policymakers and regulators who, like us, are committed to a cleaner energy agenda. In the UK, we continue to work to maintain access for customers to European energy that is affordable and renewable. The Executive Committee approved the creation of National Grid Partners during the year, allowing us to increase our capability in the new and disruptive energy technologies to meet the changing energy needs of our customers and communities. Our customers UK customer programme – the UK Customer Experience In the year, the Executive Committee and Board received Board is chaired by the Executive Director, UK, and attended updates on both the UK and US customer strategies. The users of our products and by the entity and functional directors. Each member attends Biannual reports are also submitted to the Board from services. In the UK, our key regular customer meetings to listen to what matters most to UK, US and NGV. customers are electricity and gas our customers and build strategic relationships. Customers distributors and generators. In are invited to attend the Customer Experience Board and UK – feedback received influences decision-making the US, we have more than seven group immersion events are held where Executive Directors at customer and entity team level. It was used to help million retail bill payers. hear from customers about their concerns in the industry. An shape the Company’s five customer principles (care, annual survey to senior customer contacts provides useful agility, trust, transparency and value), and the UK By delivering the energy they need feedback on the level of satisfaction and customer advocacy. customer ambition. and dealing with them in a transparent and responsive Proxy co-creation stakeholder user group – created to US – the Executive Committee and Board received manner, our customers trust us to represent a wide range of stakeholders including large and updates on, and approved the recent US rate case filings. deliver services of value to them. small customers and consumers. The group has challenged the Company’s approach to engagement and are currently analysing the Company’s Business Plan. US customer team – collects and communicates ‘voice of customer’ throughout the business. Each jurisdiction facilitates a range of listening surveys for brand perception and customer satisfaction during transactions. A new online panel has been created of over 6,000 residential customers to contribute ideas and feedback continuously. Our investors – individual Shareholder networking programme – includes visits to UK During the shareholder networking programme and AGM, shareholders operational sites, presentations by senior managers and the Board members will listen and respond to views and employees over two days and an opportunity to engage will feed back to the businesses as necessary. Represent more than 95% of the with Board members. total number of shareholders on our share register. Annual General Meeting (AGM) – shareholders are provided with the opportunity to ask questions and to engage with the Board and areas of the business through the business showcase. 54

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Corporate Governance overview How this stakeholder group influenced Stakeholder group Form of engagement the Committee/Board agenda and decision-making Our investors – institutional We carry out a comprehensive engagement programme for The Board receives regular feedback on investor institutional investors and research analysts, providing the perceptions and opinions about the Company. Specialist Equity investors: we earn opportunity for our current and potential investors to meet advisors and the Director of Investor Relations provide financial returns as per our with Executives and operational management. This includes: updates on market sentiment. Additionally, each year, regulatory contracts in the UK and meetings; presentations and webinars; attendance at the Board receives the results of an independent audit US. These contracts incentivise us investor conferences across the world; holding roadshows of investor perceptions. Interviews are carried out with to invest in long-term sustainable in major cities in the UK, Europe, Australia, Asia and North investors to establish their views on the performance infrastructure in an efficient and America; and hosting site visits and stewardship meetings. of the business and management. The findings and cost-conscious way. recommendations of the audit are then reviewed by Our engagement programme focuses on updating investors the Board. Debt investors: our debt on our regulatory progress in our UK and US businesses, investors provide capital in the as well as the growth opportunities available to the Group The Chair of the Remuneration Committee, Jonathan form of loans and bonds, allowing through investment in UK and US regulated assets and Dawson, the Chair of the Nominations Committee, Sir us to optimise how we finance our interconnector and renewable generation investments Peter Gershon, and the Senior Independent Director, investments. through our NGV business. In September 2018, we hosted Mark Williamson, engaged with a number of our a teach-in event on our UK business focused on the investors during the year. Meetings were around the business’ preparation for RIIO-T2. Company’s new remuneration policy, which will be put to shareholders for approval at the 2019 Annual General Over the year, we held 438 investor meetings across 12 Meeting (see pages 74 – 78) and succession planning countries and 43 cities: met with over 340 institutions, for Board members approaching their nine year tenure representing 58% of our share register; and hosted five site before the finalisation of the RIIO-T2 price control. visits; offering investors the opportunity to meet divisional management and view our assets. Meetings between senior group treasury representatives and debt investors in the UK, Continental Europe and the US to discuss various topics, such as our full-year results and upcoming US rate case filings. We also met with debt investors at various conferences over the course of the year. Our people Engagement with our people takes many forms, including The annual employee survey provides the Executive engagement and pulse surveys, union and town hall Committee and Board with an insight into how our We create an environment in meetings and other Board engagement. employees are feeling. You can read more about the which our people can make a Board and Committee’s engagement with our people positive contribution, develop their The outcome of these mechanisms is reported to the Board on pages 42-43 and 53. careers and reach their potential. and affects decision-making. In the US, the Committees and Board were kept At 31 March 2019, we had more informed of the Massachusetts Gas workforce than 22,000 employees. contingency plan. Our regulators UK – regular interactions with Ofgem and the Health and UK – any large-scale investments at compressor Safety Executive. The Company also organises stakeholder sites (for example, new turbines) require approval In the UK, Ofgem regulates our fora and consultations with stakeholders, including members from the regulators for them to issue a permit. Early electricity and gas transmission of the public, our suppliers and customers around specific engagement around plans and decisions made, help businesses. projects such as RIIO-T2 and the Hinkley-Seabank to ensure the relationship is maintained. Connection Project. The outcomes are reported to In the US, state utility commissions the appropriate forum and ultimately to the Executive Regular discussions at the Executive Committee and regulate our retail activities. The Committee and Board. the Board with Ofgem around the RIIO-T2 consultation, Federal Energy Regulatory including the response to Ofgem on the RIIO-T2 Commission regulates our We work with other networks and organisations outside of price control. On invitation, members of the RIIO-T2 wholesale activities (including the energy industry to identify good practice. stakeholder panel will meet with the Board later in 2019. energy generation and interstate transmission). US – regular interface with both federal and state regulators US – influence the Company’s regulatory strategy and customers on an ongoing basis, as well as the pre-filing and business planning for rate cases and other US stakeholder engagement programme in the build-up to and regulatory priorities. The Company’s rate case pre-filing during any rate case process. Any rate case engagement is stakeholder engagement programme has become a reported up to the Executive Committee and the Rate Case major contributor to the Company’s successful rate Steering Committees as appropriate. Specific engagement case outcomes. was undertaken regarding the Northeast 80x50 Pathway and the Niagara Mohawk advanced metering infrastructure. Our suppliers Strategic relationship meetings conducted regularly between Bi-annual reports submitted to the Executive Committee suppliers and procurement. Tendering and sourcing events and annual reports to the Board. Provide us with the goods and are undertaken to select new suppliers. services we rely on to deliver for Elaborate on our global supplier code objectives our customers. They range from On anti-corruption and anti-bribery matters, we expect all our and outcomes. The Board annually approves the substantial multinational suppliers to be compliant with the Modern Slavery Act and Modern Slavery statement. companies to small-scale local we work closely with our suppliers and peers to build on our businesses providing bespoke knowledge and promote best practice. In 2018, this included The Board requested that further updates on the duty to services when they are needed. engaging with suppliers we had identified as being within report on prompt payment, practices and performance potentially high-risk categories. form part of the annual update on procurement. Review of the Company’s 2018 submission on Prompt Payment Practices and the Company’s performance. 55

National Grid Annual Report and Accounts 2018/19 Corporate Governance Corporate Governance overview continued Performance evaluation 2018/19 external Board evaluation The effectiveness of each of the Board Committees was This year, we were required to undertake an externally facilitated taken into account in the evaluation. All Board members Board and Committee evaluation. We appointed Dr Sabine (including those who did not sit on all Committees) were Dembkowski of Better Boards Limited to work with the Board on a asked their opinion of each Committee, if it was effective Board development programme. Neither Dr Sabine Dembkowski nor and whether it focused on the right matters. The results Better Boards Limited has any other connection to the Company. confirmed that the Board was satisfied with the structure of the Committees and there was no immediate need to The evaluation focused on Board development and was designed to make any changes. provide the Board with insights about themselves and how the Board was working as a whole. This type of evaluation provided a foundation Dr Sabine Dembkowski concluded the areas for further upon which individuals could increase their personal impact, which in development, as noted below. The evaluation also turn could increase the overall effectiveness of the Board. The purpose identified two actions for the Nominations Committee. was to gain: • Insights into the hallmarks of effective boards; “This type of evaluation • Insights into how Directors view themselves versus how they are perceived by their fellow Directors; and provided a foundation upon • An understanding of the levers that individual Directors could pull which individuals could increase to increase their impact in the boardroom to make the Board more effective. their personal impact, which in turn could increase the overall effectiveness of the Board.” Stages of the external evaluation process January February March April/May 1. Meetings between Sabine and the 3. Interviews between Sabine and 5. Data combined from individual 7. Feedback to the Chairman and Group General Counsel and Board members, face-to-face or via meetings and the questionnaire Company Secretariat team, which Company Secretary to agree on video conference, to gain personal to create an aggregated report resulted in an aggregated report objectives and the online insights, including any challenges and individual Director reports. for the Board that was presented questionnaire structure. and issues. to the Board meeting. 6. Better Boards held confidential 2. Presentation to the January 4. Individual completion of an online feedback and coaching sessions 8. An action plan was agreed for the Board meeting, including questionnaire, with a focus on with each Board member to Board and two additional actions objectives, stages of the process key competency areas for the discuss the findings in their were agreed for the Nominations and time commitment required Board’s role behaviours and individual reports, and an action Committee. from the Directors. know-how areas. plan for each Board member was created as a result. Actions to enhance the Board’s effectiveness for 2019/20 Action Responsibility Invite our customers into the boardroom to understand and directly hear their perspectives. Chief Executive/Chairman Continue to invite external speakers to Board meetings/dinners on topical issues. Chief Executive/Chairman Use market research agencies to bring the voice of the customer and other stakeholders into Chief Executive/Chairman the boardroom. Facilitated session to be held to consider how to enhance the collective strengths of the Board Chairman/Chief Human Resources Officer in light of the individual strengths evidenced as part of the evaluation. Sponsor of each paper to consider why the Board is being asked to consider a particular paper. Chairman/sponsor of the paper submitted On strategic papers, the Chairman to ask the sponsor at the beginning of the meeting what they are hoping to achieve in the meeting. Add a Corporate Social Responsibility session annually to the Board agenda. Chairman and Group General Counsel and Company Secretary Show clearer mapping of agenda items to the Company’s risk register. Chairman and Group General Counsel and Company Secretary 56

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Corporate Governance overview Progress against actions for the Board agreed in 2017/18 internal evaluation Action Progress made Increase the opportunities for the Board External attendees included: Barclays (April and November 2018), Herbert Smith Freehills (May 2018) and to engage with external experts on key the Massachusetts Governor Baker (March 2019). Discussion topics included political uncertainty, the strategic topics macro-economic climate in the US and the Massachsetts gas workforce contingency plan. Consider Board agendas and, in particular, During the year, Board discussions have strongly focused on our key strategic priorities, including two whether more time can be devoted to strategy sessions in the year and additional meetings to discuss strategy. The agendas were also reviewed strategic issues and appropriate items removed to allow time for these items. Review whether enhancements Risk appetite disclosures have been added into the relevant papers. A review was undertaken by the Group could be made to how risk appetite is General Counsel and Company Secretary to ensure the main risks were being covered at Board and incorporated into Board papers where Committee meetings throughout the year. a decision is required Improve the efficiency and speed of The papers are continually reviewed before they are sent to the Board to ensure they are of a high standard. Board decision-making by assessing the All Board and Committee papers are presented to the Executive Committee first and appropriate changes quality of Board papers continuously made for the subsequent Board meeting. The Chairman and Chief Executive also feed back on papers at, or after, the end of the Board meeting. Directors’ induction and training Directors’ induction programme Amanda Mesler – Non-executive Following new appointments to the Board, Director induction the Chairman, Chief Executive and Group General Counsel and Company Secretary Amanda, appointed in May 2018, received arrange a comprehensive induction a tailored induction programme covering programme. It is tailored based on experience a range of areas of the business, including and background and the requirements of the governance, remuneration and stakeholder role. Consideration is given to committee matters. Amanda met senior management appointments, and where relevant, tailored from key business areas and functions as training is undertaken. well as employees across the UK, US and National Grid Ventures businesses during Following the appointment of Jonathan Silver site visits. Focus was given to matters on 16 May 2019, we will be tailoring his pertinent to her role on the Audit induction plan and will report back on this and Finance Committees (some of next year. Amanda’s induction programme is included below). Director development and training As our internal and external business Finance meetings environment changes, it is important to make sure that Directors’ skills and • Chief Financial Officer – provided a summary of the financing strategy and an overview knowledge are refreshed and updated of the current financial risks faced by the Group, including the current risk appetite and regularly. The Chairman is responsible for management framework in relation to those risks. Discussions also included: treasury the ongoing development of all Directors controls; processes and systems; National Grid’s tax strategy; the impact of US tax and agrees any individual training and reform; and an overview of pension schemes and pension strategy. development needs with each Director. • US Chief Financial Officer – provided an informative overview of the Group’s organisation structure and priorities, including the recent change to the US Business Services Updates on corporate governance and leadership. Amanda also heard how, following the alignment to deliver value globally, regulatory matters are also provided at Board the finance team is now integrally involved in the high-growth work within the US meetings, together with details of training and business functions, and they discussed the major successes. development opportunities available to our • Met with the Group Financial Controller and discussed financial accounting and control Directors. Additionally, the Non-executive issues, the statutory audit, and the annual business planning process. Directors are expected to visit at least one operational site annually. Additionally, met Mark Williamson, Chair of the Audit Committee; Therese Esperdy, Chair of the Finance Committee; and Andi Karaboutis, Group Chief Information and Digital Officer. Site visits Amanda visited National Grid Ventures in Solihull and California in January 2019 for a thorough and engaging induction to technology and innovation. During her visit, Amanda met with the Chief Technology and Innovation Officer, along with key Board members of three of National Grid Partners’ portfolio companies. 57

National Grid Annual Report and Accounts 2018/19 Corporate Governance Audit Committee “This year, we continued New accounting standards The Committee received periodic updates our focus on internal on the impact of adoption of IFRS 16 (leases) controls relating to which is effective next year. Reviews of the impact of IFRS 15 (revenue from contracts financial reporting and with customers) and IFRS 9 (financial instruments) were undertaken in 2017/18. received several updates This year, the Committee considered the effectiveness of the changes to processes, from management and controls and systems implemented in Deloitte at each meeting.” the period. Climate-related financial disclosures We have continued to make good progress with the recommendations set out by the Mark Williamson Task Force on Climate-related Financial Committee Chair Disclosure (TCFD). In the year, the Committee was presented with a roadmap to progress towards full compliance of TCFD and discussed the current gap analysis. We noted that focus in the next 12 months Changes to Committee composition: Review of the year would be on performing scenario analysis as regards the continuing viability of our • Amanda Mesler joined May 2018. The Committee met four times during the year various businesses under various future to undertake its role in the governance of the environmental and regulatory scenarios, Key focus areas in 2018/19: Group’s financial reporting, internal risk the link to our risk registers, and ensuring • Internal controls relating to management, control and assurance the right metrics and targets were developed. financial reporting, specifically IT related; processes, and the external audit. Looking forward • Application of the Group’s exceptional  Continued focus on internal control over items framework; and financial reporting Internal controls relating to financial reporting • Impact of new accounting standards. This year, we continued our focus on internal controls relating to financial reporting and The Committee will remain focused on Key focus areas in 2019/20: received several updates from management ensuring that management delivers the • Internal controls relating to and Deloitte at each meeting. These updates planned internal control improvements financial reporting; focused on the IT control weaknesses in respect of IT controls. • Cyber security; highlighted last year, and I am pleased to see progress continues to be made in Cyber security and scorecard • Task Force on Climate-related implementing and executing new controls, Cyber security risk will remain at the top Financial Disclosure (TCFD); and including a significantly strengthened IT of the agenda for the Committee. • New UK financial record system. infrastructure environment. We have considered the impact of these on the New UK financial system Composition of the Audit Committee year-end attestation relating to the The Committee plans to receive updates In accordance with the Code and DTR 7.1, effectiveness of internal controls in respect in September and November in respect the Board is satisfied that all members of the of financial reporting required under the of the implementation of a new system Committee have recent and relevant financial Sarbanes-Oxley Act 2002 (SOX). You can read of financial record in the UK business experience and that Mark Williamson, as a more about these significant issues on the (scheduled to become progressively chartered accountant, having been Chief following pages. operational through 2019/20). Financial Officer at International Power plc, and chairman of the audit committee at Alent In September 2018 and March 2019, the plc, is suitably qualified. The Board is also Group Chief Information and Digital Officer satisfied that when considered as a whole, attended to discuss IT controls in more detail. the Committee has competence relevant to In March 2019, cyber risk governance was the sector in which the Company operates discussed in more detail, including a more (including utilities, finance and engineering) to in-depth analysis of the cyber risk audit ensure the right balance of skills, experience, plan and additional insight from a newly Mark Williamson professional qualifications and knowledge. commissioned independent external review. Committee Chair I was pleased to hear that the plan had been The Committee members’ biographies are substantially delivered, in line with the on pages 48 – 49. Committee’s expectations, and that the external assessment of our cyber risk coverage concluded it was comprehensive, and did not identify any significant gaps in our internal IT assurance activity conducted by Internal Audit. Further reading You can view the Committee’s Terms of Reference here: www.nationalgrid.com The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 – statement of compliance: The Company confirms that it complied with the provisions of the Competition and Markets Authority’s Order for the financial year under review. 58

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Audit Committee Significant issues relating to the financial statements required to address those issues in the financial statements. In considering the financial results announcements and the financial The significant issues considered relating to the financial statements results contained in the Annual Report and Accounts, the Committee for the year ended 31 March 2019 are set out in the following table, reviewed the significant issues and judgements made by management together with a summary of the financial outcomes where appropriate. in determining those results. The Committee reviewed papers prepared by management setting out the key areas of risk, the actions In addition, the Committee and the external auditors have discussed the undertaken to quantify the effects of the relevant issues and the significant issues addressed by the Committee during the year. You can judgements made by management on the appropriate accounting read more about the Independent Auditor’s Report on pages 93 – 102. Significant issues considered by the Committee How the Committee addressed the issues Internal control over financial reporting We have continued to focus on financial controls and received specific updates from management at our September, March and May meetings. These updates focused on the IT control weaknesses reported last year, where we made good progress in implementing and executing new controls. We challenged management and were satisfied with the plans in place to close the remaining items. Concerning the broader financial control environment, a three-year Group controls roadmap has been established, setting out initiatives to strengthen and improve controls significantly and KPIs to assess progress. After careful consideration, the Committee concurred with management’s overall assessment that the Group’s internal control over financial reporting is effective. Application of the Group’s exceptional items The Committee considered papers from management at each of the meetings in the year, which set out framework to certain events in the period key considerations to the application of the exceptional items framework in relation to a number of specific transactions in the year including, but not limited to, the Massachusetts gas labour dispute and workforce contingency plan, the UK and US cost efficiency programme, certain legal settlements, and the impairments of UK nuclear connection assets. In each case, the Committee assessed the appropriateness of the judgements reached (which are set out further in Note 5 to the financial statements), individually in relation to the specific events and circumstances, and also in aggregate, considering the overall composition of the adjusted profit and the associated disclosures in Note 5. The Committee also paid close consideration to the classification of two items that were not treated as exceptional. Firstly, the Committee considered the classification of £95 million of income from two legal settlements. In concluding that it remained appropriate to classify these within adjusted profit, the Committee specifically noted the precedent set by the previous classification of costs to which the settlements related. Secondly, the Committee considered the treatment of sales by the UK Property business to the St William JV and noted that such transactions are part of the Group’s ordinary course of business. Classification of the Group’s retained At the September meeting, the Committee specifically considered a proposal from management to classify interests in UK Gas Distribution the retained interests in UK Gas Distribution (all of which are subject to the Further Acquisition Agreement and Remaining Acquisition Agreement) as a discontinued operation. The Committee concurred with management that it was appropriate to consider the ultimate exit of these interests as part of a single co‑ordinated plan to exit the UK Gas Distribution business, which began in 2015. 2018/19 other key areas of focus Area of focus Matters considered Financial reporting and financial results of • Specific consideration of the financial review and the degree to which this appropriately reflects statutory the business – including through the use of versus non-IFRS performance measures, with supporting definitions, explanations as to the relevance non-IFRS measures and importance of these measures, and reconciliations to IFRS metrics as necessary; • Updates on the impact of the adoption of IFRS 16 (leases) and consideration of the effectiveness of changes to processes and controls following the implementation of IFRS 15 (revenue from contracts with customers) and IFRS 9 (financial instruments); • Monitored and reviewed the integrity of the Group’s financial information and other formal documents relating to its financial performance, including the appropriateness of accounting policies and going concern; • Approved the key accounting judgements made by management; • Considered the approval process for confirming and recommending to the Board that the 2018/19 Annual Report is fair, balanced and understandable; • Reviewed and recommended to the Board the approval of the 2018/19 Annual Report and Accounts and other reports filed with the SEC containing financial statements; • Reviewed any significant issues and recommended approval of the preliminary results announcements; and • In addition, although there were no significant changes or developments in the year, the Committee also concurred with management’s assessment that the valuation of the Group’s defined benefit scheme pension liabilities and cash flows forecasts associated with environmental provisions continue to be considered significant estimates in the context of the Group’s financial statements. Task Force on Climate-related Financial • Reviewed management’s paper commenting on the continued progress to date, the roadmap for the Disclosure (TCFD) next 12 months and key priorities as described on pages 210 – 211; • Review of disclosures; and • The Committee discussed the linkage between the work being undertaken on understanding the full effects of the Company’s Total Societal Impact and how this related to other internal scenario planning and external reporting. 59

National Grid Annual Report and Accounts 2018/19 Corporate Governance Audit Committee continued Area of focus Matters considered Risk and viability statement • Discussed the recent corporate failures in the UK, including Carillion, and any lessons learned that could be taken away from the events. The discussion included the issues involved, the role of the Audit Committee and the auditor’s ability to challenge; • Monitored and assessed the effectiveness of our risk management processes; • Received regular updates on the risk management processes and any changes as well as updates on other risk management activities; • Reviewed and challenged the draft viability statement in March and May 2019 for review in advance of the Board’s consideration of the statement in May; • Received an update on the process and a summary of the outcome of the annual testing of our principal risks; and • Reviewed internal control processes. External auditors • The approach, scope and risk assessments of external audit and the effectiveness and independence of the external auditor; • Ongoing consideration of the external audit plan; • Considered the auditor’s report on the 2018/19 half and full‑year results; • Reviewed and monitored the appropriateness of the provision of non-audit services by the external auditor in the context of reviewing the auditor’s independence; • Reviewed and approved audit/non-audit expenditure incurred during the year; and • Recommended to the Board the reappointment of the external auditors and for the Committee to agree auditor’s remuneration. Compliance, governance and • Received two reports on compliance with external legal obligations and regulatory commitments; disclosure matters • Received updates on the SOX control findings and undertook an annual assessment of the effectiveness of internal control over financial reporting; • Received two ethics and business conduct reports, including whistleblowing, to help monitor the management and mitigation of business conduct issues as part of the wider controls framework; • Received an annual report on the Company’s anti-bribery procedures and reviewed their adequacy; • Received a report from the Disclosure Committee on matters relevant to the half and full-year announcements in November and May; and • Received results of the Disclosure Committee’s evaluation of the effectiveness of the Company’s disclosure controls to the Audit Committee. Cyber security • Received two reports on cyber risk control environment; • The Committee received additional analysis of the cyber audit plan to help evaluate the assurance coverage over cyber risk and its key controls; • PwC had been engaged to undertake a review of our audit plan cycle to ensure it is fit for purpose and in line with best practice. This arrangement was extended to include a deep dive on the cyber audit plan; no significant assurance gaps had been identified and PwC considered coverage was appropriate; however, some minor recommendations were made; • The Committee noted progress made by management on our cyber security strategy and that Corporate Audit continued to deliver a balanced programme of audits across cyber security; and • Management would continue to receive regular external input into its risk management in this area. Corporate audit • The Committee received regular controls updates from the Corporate Audit team, including approval of, and updates on, progress with the corporate audit plan. These reports present information on specific audits, as appropriate; summarise common control themes arising from the work of the team; and update on progress with implementing management actions; • Following best practice, we reviewed the Corporate Audit Charter against the Institute of Internal Auditors (IIA) international standards and the IIA model charter. This review ensured that the purpose, authority and responsibility, as defined in the Charter, are sufficient to enable the Corporate Audit function to complete its objectives; and • The Committee confirmed that it was satisfied that the Corporate Audit function had the quality, experience and expertise appropriate for the business. 60

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Audit Committee Risk management and internal control We have conducted a review of the Fair, balanced and understandable Our internal control processes effectiveness of the Group’s risk management and internal control systems, including those The Committee reviewed the content The Board has delegated responsibility to relating to the financial reporting process, in of the 2018/19 Annual Report, together the Committee for monitoring and assessing accordance with the Code. We consider that with a well-established and documented the effectiveness of our risk management our review of the risk management and process. The Committee has reported processes. In support of this responsibility, internal control systems, in place throughout to the Board that, taken as a whole, the the Committee received regular updates the year, meets the requirements of the Code Committee consider the Annual Report on the risk management processes and any and the Disclosure and Transparency Rules. to be fair, balanced and understandable. changes as well as updates on other risk The Committee further believes the management activities within the business. National Grid’s values – “do the right thing” Annual Report provides the necessary and “find a better way” – continue to provide information for shareholders to Several processes support our internal control a framework for reporting business conduct adequately assess the Company’s environment. Dedicated specialist teams issues, educating employees and promoting a position and performance, business manage these processes, which include culture of integrity at all levels of the business. model and strategy. risk management; ethics and compliance These, along with the suite of policies and management; corporate audit and internal procedures, communicate the behaviour controls; and safety, environment and health. expected from employees and third parties External audit Oversight of these activities is provided to prevent and investigate fraud and bribery In November 2018 and May 2019, as part through regular review and reporting to and other business conduct issues. The the appropriate Board Committees. of the reporting of the interim and final Committee monitors and is kept informed of results statements, Deloitte reported to any business conduct issues and monitors the Committee on its assessment of the The Committee is responsible for keeping and addresses any compliance issues. under review and reporting to the Board the Company’s judgements and estimates. This report included considering the appropriate effectiveness of reporting, internal control Internal control over financial reporting policies, compliance with the SOX, UK accounting under IFRS and highlighted that Bribery Act legislation, appropriateness of The Board receives, in advance of the improved controls were in place. financial disclosures and procedures for risk full-year results, a periodic SOX report on and compliance management, business management’s opinion on the effectiveness Mark Williamson meets with Deloitte prior to conduct, and internal audit. Throughout the of internal control over financial reporting. This each meeting and outside the meeting cycle year, we conduct ‘deep dive’ sessions on report concerns the Group-wide programme on a regular basis. significant risk issues. to comply with the requirements of the Act and is received directly from the Group Auditor independence and objectivity Reviewing the effectiveness of our SOX and Controls Team and through Mindset, integrity and objectivity enable internal control and risk management the Audit Committee. auditors to undertake their role with The effectiveness of internal controls and risk professional scepticism while maintaining The Company has specific internal effective working relationships with those management processes are monitored mechanisms that govern the financial continually and assessed to make sure they subject to audit, i.e. management and reporting process and the preparation of the other employees. remain robust. The Committee (which Annual Report and Accounts. Our financial includes financial, operational and compliance controls guidance sets out the fundamentals In assessing the mindset, professional controls) undertakes this review. The of internal control over financial reporting. Our Certificate of Assurance (CoA) process scepticism and degree of challenge to financial processes include a range of system, management, the Committee took into operates via a cascade system and takes transactional and management oversight place annually in support of the Company’s account the observations, recommendations controls. Also, our businesses prepare and conclusions drawn by Deloitte. full-year results. detailed monthly management reports that include analysis of their results, along with The independence of the external auditors Following a thorough review, the Committee comparisons to relevant budgets, forecasts confirmed that the processes provided is essential to the provision of an objective and the previous year’s results. Quarterly opinion on the true and fair view presented sufficient assurance and that the sources performance reviews, attended by the Chief of assurance had sufficient authority, in the financial statements. Auditor Executive Officer and Chief Financial Officer, independence and objectivity are safeguarded independence and expertise. The Committee supplement these reviews. They consider Chair reported to the Board in May and by a number of control measures, including historical results and expected future limiting the nature and value of non-audit confirmed that management’s process performance and involve senior management for monitoring and reviewing internal services performed by the external auditors. from both operational and financial areas of These checks ensure that employees of the control and risk management processes the business. Each month, the Chief Financial is functioning effectively. It noted that no external auditors, who have worked on the Officer presents a consolidated financial audit in the past one year (two years for a material weaknesses had been identified report to the Board. by the review and confirmed that it was partner of the audit team), are not appointed satisfied the systems and processes to roles with financial reporting oversight were functioning effectively. within the Company in line with our internal code; consideration of Deloitte’s annual independence letters; and an annual review by Corporate Audit of the independence of the external auditors. 61

National Grid Annual Report and Accounts 2018/19 Corporate Governance Audit Committee continued Audit quality In forming its conclusions, the Committee Our policy requires management to present a To maintain audit quality, the Committee solicited views from the senior finance team list of all approved non-audit work requests to reviews and challenges the proposed external members most directly involved in the the Committee at each meeting (other than audit plan, including its scope and materiality, year-end audit. ad hoc meetings), as well as annually in before approval, to make sure that Deloitte aggregate to ensure the Committee is has identified all key risks and developed Auditor appointment aware of all non-audit services provided. robust audit procedures and Deloitte was appointed by shareholders as the communication plans. Group’s statutory auditors at the 2017 AGM. Management approves the provision of Douglas King, the current lead audit partner, non-audit services on the basis that the The Committee noted that Deloitte would will be required to rotate off in 2022. service will not compromise independence engage specialists to assist in its audit of the and is a natural extension of the audit, or if Group IT systems, derivative financial Following consideration of the auditor’s overriding business or efficiency reasons are instruments, pension obligations, discount independence and objectivity, the audit making the external auditors most suited rates and tax balances, as well as utilising quality, and the auditor’s performance, the to provide the service. We prohibit the employees within the core audit team who Committee was satisfied with the external auditors from performing have significant experience of regulated effectiveness, independence and objectivity certain services. utilities in the UK and US. of Deloitte and recommended to the Board its reappointment for the year ended 31 March Audit and non-audit services (£m) Regularly throughout the year, the Committee 2020. A resolution to reappoint Deloitte and looks at the quality of the auditor’s reports giving authority to the Directors to determine 37.1 and considers their response to accounting, their remuneration will be submitted to 17.3 financial control and audit issues as they arise. shareholders at the 2019 AGM. The Committee also meets with Deloitte Non-audit services provided by the 17.8 17.3 regularly without management present, external auditors 19.8 1.9 3.3 15.9 providing the external auditors with the During the year, the Committee approved 14.0 opportunity to raise any matters in confidence amendments to the non-audit service policy. and have an opportunity for open dialogue. This meeting also gives the Committee the The Committee continues to be responsible 201�/1� 201�/18 2018/19 chance to monitor the performance of the for all non-audit service approvals, but it ����� ��eloitte� ��eloitte� lead engagement partner both inside and now allows pre-approval for certain outside Committee meetings. specified services, including where services   Audit services that have fees of less than £50,000 and are on   Non-audit services The Committee specifically considered the a defined list are considered to fall within the findings of the Audit Quality Review Team “clearly trivial” concept used by the Financial Total billed non-audit services provided by (AQR) review of Deloitte’s 2017/18 audit. The Reporting Council. For any services that Committee noted the observations raised Deloitte during the year ended 31 March 2019 do not meet these criteria, no threshold is were £3.3 million, representing 23% of total and challenged Deloitte as to remedies being applied, and approval will be sought from introduced. Overall, the Committee noted the audit and audit-related fees (excluding the Committee in advance of the work expenses). In 2017/18, Deloitte billed £1.9 findings did not raise any significant concerns being performed. in respect of audit quality. million for non-audit services (14% of total audit and audit-related fees). In 2016/17, fees The services for which management may Auditor performance paid to PwC included a substantial proportion seek pre-approval relate to: related to work associated with the disposal of In assessing auditor performance this year, • Audit, review or attest services, which the UK Gas Distribution business. the Committee considered: the quality of generally only the external auditors can planning, delivery and execution of the audit; provide in connection with statutory and Total audit and audit-related fees include the quality and knowledge of the audit team; regulatory filings. They include comfort the statutory fee and fees paid to Deloitte for the effectiveness of communications between letters, statutory audits, attest services, other services that the external auditors are management and the audit team; the consents and assistance with review of required to perform, such as regulatory audits robustness of the audit, including the audit filing documents; and SOX attestation. Non-audit fees represent team’s ability to challenge management • Ongoing work with the UK Property team all other services provided by Deloitte not as well as to demonstrate professional included in the above. scepticism and independence; the quality on the review of its commercial property of the reports received; and the views of portfolio, which was approved and management to gauge the quality of the continues to evolve. Our history with audit team and their knowledge and Deloitte means that it is the clear choice understanding of the business. for relevant expertise. Such work does not include valuation work, or any other prohibited services; and • Other areas, such as training or provision of access to technical publications. 62

National Grid Annual Report and Accounts 2018/19 Corporate Governance Finance Committee “The external regulatory The Committee considered extensively the potential financial implications of RIIO-T2, and political environments including discussion around how Ofgem’s consultation may impact the Company’s remained a key area of credit rating and funding plans and the proposed move of asset indexation from RPI focus…including the to CPIH for the UK regulated businesses. developments and This remains a key area of focus for proceedings of Brexit the Committee. and the ongoing debate Insurance The Committee received regular insurance around state ownership.” updates and considered the investment strategy for National Grid Insurance Company (Isle of Man) Limited, approving a new strategy allowing for further diversification, lower risk Therese Esperdy and expected higher returns. Committee Chair The Committee also received an update on the outcome of the insurance broker tender and the approach to operational insurance for the 2019 renewals and in Changes to Committee Review of the year the longer‑term. composition: The Committee met four times during the year • Andrew Bonfield left July 2018; to undertake its responsibility of monitoring Tax • Amanda Mesler joined May the financial risk of the Group, focusing on In November, external advisors presented to 2018 and left May 2019; and key areas such as treasury, tax, pensions, the Committee on the Company’s approach insurance, investments and commodities. • Andy Agg joined January 2019. to tax and the changing pace of the tax Andrew Bonfield stepped down as a member landscape, including US tax reform and the of the Committee following his resignation Key focus areas in 2018/19: role of the Board and corporate culture as Finance Director at the 2018 AGM. surrounding tax. • US pension and investment The Committee welcomed Amanda Mesler, strategy; Non-executive Director, on 17 May 2018 Following last year’s US tax reform, the • Financial risk appetite; and Andy Agg, CFO, on 1 January 2019, Committee continued to receive updates as members of the Committee. • Financial implications of on the implications of this, especially RIIO-T2; and concerning the regulated utility business Treasury exception for the limitation of business • Review of external regulatory The Committee provided continued interest expense. and political environments and assurance throughout the year over potential impact on credit management decision-making and execution Pensions ratings and financial risk. of financial risk. A review of the Group’s The Committee received regular updates financial risk appetite was undertaken, Key focus areas in 2019/20: on pensions both in the UK and US and resulting in policy changes to interest rate approved the US pension and investment • The potential financing risk and foreign exchange translation risk. management strategy. This focused on implications of RIIO-T2; reducing risk and liabilities, along with • Review of impact of the The Committee received regular updates increasing engagement with regulators, proposed move of asset on management’s progress with formulating to facilitate investment de-risking and full indexation from RPI to financial strategy for the future, including the recovery of settlement losses. CPIH within UK regulated business’s investment requirements, the businesses; dividend policy, credit ratings, RIIO-T2 and The Committee also agreed to proposals to potential implications of US tax reform. offer members greater information and advice • The potential implications of The Committee also approved the new the upcoming Libor reform; around how they should receive their pension financial strategy of the Group at its benefits from the UK pension plans, utilising • Review of management of November meeting. the provisions of ‘Freedom and Choice’, and financial risk against financial on further steps to de-risk the UK plans, to risk appetite; and The Committee recognises the need to more closely match the assets and liabilities. • Continued oversight around remain informed about global market Brexit-related financial risks conditions and invites external advisors to The Committee received updates on and market reaction. present to the Committee on specific topics topical pension issues, including on and issues. The Committee received a the UK Government’s White Paper on presentation from external advisors at its Pensions, ‘Protecting Defined Benefit January meeting, which analysed the Pension Schemes’ and on Guaranteed Company’s financial position benchmarked Minimum Pensions following the UK High against peers and proposed areas for Court ruling. consideration in 2019, such as the expectations for markets and Libor reform. The external regulatory and political environments remained a key area of focus for the Committee, including the developments and proceedings of Brexit and the ongoing Therese Esperdy debate around state ownership. Focus was Committee Chair particularly on the impact on credit ratings and financial risk. 63

National Grid Annual Report and Accounts 2018/19 Corporate Governance Safety, Environment and Health Committee “Throughout the year, Understanding external perspectives Following the Committee’s annual review the Committee continued of its performance last year, it recognised the to prioritise safety, in importance of ensuring that its perspective was both inward and outward looking and particular process safety took action to introduce relevant external industry input to the Committee’s agenda. and safety culture.” The Committee received a presentation from the UK Health and Safety Executive (HSE) in July 2018 where the key issues faced by the HSE and wider issues within the UK were discussed. The presentation emphasised the challenges within the sector and the priorities for the HSE and gave some specific thoughts on National Grid’s performance. At the January 2019 meeting, the Committee Paul Golby received a presentation from Natural England Committee Chair where the work of Natural England was considered, alongside areas for potential improvement that National Grid could consider over the next few years. The Committee will continue to introduce Changes to Committee Review of the year external presentations to its forward agenda composition: The Committee met four times in the year and will be receiving a presentation from a • Pierre Dufour left July 2018; to undertake its oversight responsibilities in US agency later in the year to ensure that • Earl Shipp joined January 2019; respect of reviewing the strategies, policies, the Committee’s perspective is both UK initiatives, risk exposure, targets and and US focused. • Nora Mead Brownell left performance of the Company in relation April 2019; and to safety, environment and health. The Oversight of safety risk • Amanda Mesler joined Committee welcomed Earl Shipp as a The Committee received updates on the gas May 2019. member in January 2019 following Pierre pipeline maintenance programme and safety Dufour’s resignation at the 2018 AGM and management system strategy. It was pleased Key focus areas in 2018/19: Amanda Mesler joined as a member in May to note that the business has moved towards • Monitoring safety during the 2019. Earl’s strong background in leading a more proactive philosophy in understanding Massachusetts labour dispute; safety initiatives across a global chemical the risks in this area to ensure compliance business and Amanda’s strong background • Implementation of key safety, with safety obligations at both local and in technology has strengthened the depth federal levels in the US. The Committee also environment and health and variety of experience on the Committee. Business Management reviewed the global LNG risk throughout the Systems (BMS) Standards; year with consideration given to the policies Safety and procedures in place to mitigate the • SEH risk management; and Throughout the year, the Committee remote likelihood of a catastrophic event at • Chief Engineers engineering continued to prioritise safety, in particular an LNG site. These sites continue to remain Assurance Updates. process safety and safety culture. Members key areas of focus and oversight for the of the Committee made regular site visits Committee. The Committee also undertook Key focus areas in 2019/20: and time was taken to discuss these at a deep dive into the progress relating to • Post Massachusetts labour each meeting, where consideration was switching errors, which has shown dispute and workforce given to the culture and behaviours on improvement this year. However, the integration; work sites as well as the safety processes Company recognises that there is continuing being followed. The Committee monitored work to be done in this area, in particular the • US regulatory safety changes; the results and proposed actions of an behavioural factors surrounding switching • Monitoring the action plan to employee safety survey completed during errors. The Committee will continue to monitor achieve long-term carbon the year. It will continue to monitor the the progress being made in this area. reduction targets; implementation of these actions. • Deep dive into employee Mental health and wellbeing mental wellbeing; and Massachusetts labour dispute At the January 2019 meeting, the Committee • Road traffic collision The Committee spent a significant amount received an update on the Company’s mental reduction strategy. of time throughout the year monitoring the health and wellbeing strategy. The Company Massachusetts labour dispute. It received had adopted good practices regionally and regular updates from key management the Committee has been pleased to note involved in the work continuation plan, that conversations concerning health and focusing on the risks together with the wellbeing are moving in a positive direction. physical and mental wellbeing of employees Good progress has been made against the during this difficult period. It received regular 2018/19 strategic priorities and the Committee reports on the Company’s compliance with endorsed a proposal to simplify these focus regulatory and employee safety standards areas in 2019/20. Leading indicators are being to ensure that all safety standards were developed to help show progress in this being met. This included oversight of the area and the Committee will continue to investigation of alleged safety violations made monitor this. by the trade unions, together with regular site visits. The Committee also considered the changing regulatory landscape in Massachusetts and the wider US following the Columbia Gas explosion in September 2018. It will continue to monitor the effects of these changes over the coming year. Paul Golby Committee Chair 64

National Grid Annual Report and Accounts 2018/19 Corporate Governance Nominations Committee “The Committee December 2018 meeting, the list of candidates had been narrowed down to three. recognises the importance All had been interviewed by Sir Peter Gershon, John Pettigrew, Therese Esperdy for the Board to ensure and Mark Williamson with the two external candidates also interviewed by Mike Westcott that the skills, experience and Nicola Shaw. Following an in-depth and knowledge of critique and further testing of the candidates’ credentials, the Committee made a individuals reflect the recommendation to the Board in December 2018. The Board approved the changing demands recommendation to appoint Andy Agg as the strongest candidate to the Board with effect of the business.” from 1 January 2019, subject to shareholder approval at the 2019 AGM. Sir Peter Gershon Non-executive Director – Earl Shipp Chairman and Committee Chair The Committee keeps the composition of Directors on the Board under regular review and so when notice of the resignation of Pierre Dufour was received, the Committee focused its external search on candidates that Changes to Committee Review of the year had the relevant skills to enhance the Board in composition: The Committee met seven times over the year areas such as safety, environment and health. • Amanda Mesler joined to review the structure, size and composition May 2018; of the Board and its Committees, review and Korn Ferry was appointed as search • Pierre Dufour left July 2018; oversee the succession planning for Directors consultants and at the August 2018 and members of the Executive Committee Committee meeting the Committee agreed • Earl Shipp joined January and to make appropriate appointment that the Chairman would review the long list 2019; and recommendations to the Board. of candidates to select those suitable for a • Nora Mead Brownell left first-stage interview. It was also agreed that April 2019. Succession planning and a sub-group of the Committee members appointment process and attendees made up of Sir Peter Gershon, Key focus areas in 2018/19: The Board said goodbye to Andrew Bonfield John Pettigrew, Paul Golby, Mark Williamson • Senior leadership succession and Pierre Dufour following the 2018 AGM and Therese Esperdy would interview the final planning; and as a result a primary focus of the candidates. At the September 2018 meeting, Committee this year has been the selection the Chairman gave feedback on first-stage • Review of Chairman’s interviews and recommended two candidates performance and tenure; and and appointment of a new Chief Financial Officer and a new Non-executive Director to take forward in the process. The • Non-executive Director search to the Board. Nora Mead Brownell stepped Committee agreed the two proposed and appointment. down in April 2019 and, as our working candidates and following further testing of assumption had been that Nora would step the candidates’ credentials and development Key areas of focus in 2019/20: down from the Board during 2019/20, a formal areas, the Committee agreed the preferred • Board and Committee appointment process for a second new candidate and made a recommendation to Composition; and Non-executive Director to join the Board had the Board in December 2018. The Board approved the recommendation and Earl Shipp • Senior leadership succession. already begun. As a result, we will welcome Jonathan Silver to the Board with effect from was appointed to the Board with effect from 16 May. The Committee recognises the 1 January 2019, subject to shareholder importance for the Board to anticipate and approval at the 2019 AGM. prepare for the future and to ensure that the Chairman’s performance and tenure skills, experience and knowledge of Board composition and director tenure Mark Williamson individuals reflect the changing demands of The success of the Company begins with a Senior Independent Director the business, whilst ensuring that the culture high-quality Board and senior management and values of the Group remain paramount. team. With the changes made during the year, During the course of the year I have led This was taken into consideration throughout the current composition of the Board and its the Nominations Committee, without Sir the search and appointment processes Committees remains appropriate. This is kept Peter Gershon present, to discuss the outlined below. under regular review, however, the range of Chairman’s tenure. Due to the need to skills and capabilities at Board level are maintain continuity of knowledge and When considering the recruitment of new assessed for their relevance to the execution experience during the conclusion of the Directors, the Committee adopts a formal and of the Company strategy. The Committee will RIIO-T2 process, the Committee has transparent procedure with due regard to the continue to monitor the balance of the Board determined that it would be in the skills, knowledge and level of experience to ensure that broad and relevant expertise Company’s best interests for Sir Peter to required as well as to diversity. is evident in the existing members, and will stay beyond the nine-year term identified recommend further appointments if desirable. in the new Code. It is proposed that he Chief Financial Officer – Andy Agg The effectiveness of the Board is also remain as Chairman for an additional The Committee appointed Russell Reynolds reviewed through the annual Board evaluation; one year to 2021 and thus go over see page 56 for further information. the nine-year recommendation for a as search consultants and at the May and August 2018 meetings, the Committee Chairman of a Company. As part of the The Committee believes that Non-executive consultation meetings with investors that considered the role of the Chief Financial Officer (CFO) in order to formulate a more Directors should generally stay in role no longer myself and Sir Peter have attended, there than nine years, in line with the UK Corporate had been unanimous support amongst detailed role and person specification. This considered the experience, technical Governance Code; however, the Committee investors that this was the right decision may determine that it is in the Company’s best for the Company. knowledge and leadership characteristics required for the position. A long list of potential interests for a Director with particular skills, candidates from diverse backgrounds was knowledge and experience to stay beyond produced and the Committee agreed that the nine-year term. Andy Agg as Interim CFO would be included and considered for the role on a permanent basis, but would be benchmarked against the candidates from the external search. By the 65

National Grid Annual Report and Accounts 2018/19 Corporate Governance Nominations Committee continued Talent pipeline – senior leadership Our Board diversity policy continues to Skills and experience succession promote an inclusive and diverse culture Each bar shows the number of members The succession pipeline to the Executive and we value diversity of thought, skills, on the Board with strong or very strong Committee and health of the high potential experience, knowledge and expertise skills or experience in this area. talent pool further down the organisation is including of educational and professional discussed at quarterly Executive Global Talent backgrounds, alongside diversity criteria 4 Pool meetings, as part of the ongoing focus on such as gender, age and ethnicity. our talent strategy. An example of the internal Engineering talent pipeline in practice can be seen through The policy applies to the Board, 6 the appointment of Andy Agg as Chief Executive Committee and direct reports to the Executive Committee. It does not apply Energy Financial Officer; details of the appointment 9 process are noted overleaf. This year the directly to diversity in relation to the remaining annual review of members of the Executive employees of National Grid as this is covered General management Committee also led to the development of by other policies and the National Grid 3 Inclusion Charter. bespoke talent and succession targets. Technology/innovation The Board has also met with high-potential 1 employees both in the UK and the US As set out in our Board diversity policy: on several occasions during the year. • All Board appointments and succession Digital/cyber challenge plans are made on merit and objective 5 We have a strong talent pipeline with criteria, in the context of the skills and Government/political many high performing individuals and where experience that are needed for the Board 9 possible we aim to develop talent within the to be effective and to guard against organisation, such as with the appointment “group think”; Compliance/regulation of Andy Agg. However, we also recognise the • We will only engage executive search firms 6 need to ensure we have the correct balance who have signed up to the UK Voluntary Finance/audit/banking of skills, knowledge and experience on our Code of Conduct on Gender Diversity; and 9 Executive Committee and as such we continue to benchmark with potential • We will continue to make key diversity data, International (speciﬁcally US) external candidates to ensure that the senior both about the Board and our wider 5 employee population, available in the leadership within the business is diverse with Safety an appropriate range of external experience. Annual Report and Accounts. 11 As a result, during the year two external candidates, Andy Doyle and Barney Wyld, We will continue to review our progress Risk management were appointed to the Executive Committee. against the Board diversity policy annually and report on our progress against the policy This bar chart, together with the and our objectives (set out below) in the biographies (on pages 48 – 49) shows The Committee continues to take an active some of the key sector experience interest in the development of the talent Annual Report and Accounts. We will also include details of initiatives to promote and skills the Board has identified for pipeline below board level, ensuring that the effective running of the Company appropriate opportunities are in place to gender and other forms of diversity in and the delivery of its long-term develop high-performing individuals and our Board, Executive Committee and strategy. They also demonstrate how to build diversity across senior roles in other senior management. each Board member contributes to the business. this blend of skills and experience. Examples of the initiatives to promote and Diversity and Board Diversity Policy support inclusion and diversity throughout our Company are set out below and on page 43. National Grid is fully committed to supporting diversity and inclusion in the Boardroom which we believe supports the attraction and retention of talented people, improves effectiveness, delivers superior performance and enhances the success of the Company. Sir Peter Gershon Chairman Objectives Progress The Board aspires to meet the Objective ongoing: there are currently 27.3% women on the Board. target of 33% of Board and Executive Committee In our Executive and Non-executive Director searches we take this positions, and direct reports to into consideration; however, all appointments are made on merit. the Executive Committee, to be We currently have 33.3% women on our Executive Committee and held by women by 2020. 26.6% women direct reports to the Executive Committee. These figures have been taken as at the date of this report. We are undertaking the following actions to help achieve our target: • All senior external recruitment requires a diverse list of candidates to be considered as part of the selection process; • All talent meetings have inclusion and diversity moments at the start to ensure an inclusive mindset when discussing talent moves and promotions; and • All Executive Directors have diversity targets. The Board aspires to meet the Objective met: we currently have two Directors from a non-white Parker Review target for FTSE ethnic minority on the Board. Additionally, our mandatory requirement 100 boards to have at least one for a diverse candidate pool should ensure that we continue to have director from a non-white the opportunity to recruit further from non-white ethnic minorities. ethnic minority by 2021. 66

National Grid Annual Report and Accounts 2018/19 Corporate Governance Statement of application of and compliance with the UK Corporate Governance Code 2016 The statement below, together with the rest of the Corporate Governance report, explains the main aspects of the Company’s governance structure to give a greater understanding of how the Company has applied the principles in the UK Corporate Governance Code 2016 (the Code). For the year ended 31 March 2019, the Board considers that it has complied in full with the provisions of the Code, available at www.frc.org.uk. The Corporate Governance report also explains compliance with the Disclosure Guidance and Transparency Sourcebook. The index on page 68 sets out where to find each of the disclosures required in the Directors’ Report in respect of Listing Rule 9.8.4 R. A. Leadership Appointments to the Board See page 77 for further details about the Our Board is responsible collectively for the The Nominations Committee leads the Directors’ service contracts and letters effective oversight and long-term success of process for Board appointments and of appointment. the Company. It also determines the strategic makes recommendations to the Board. direction, business plan, objectives, principal The Nominations Committee also considers Information and support risks and viability of the Company and sets Board succession planning and the leadership The Group General Counsel and Company the governance structure that will help achieve needs of the Company. Secretary makes sure that appropriate and the long-term success of the Company and timely information is provided to the Board deliver sustainable shareholder and Russell Reynolds and Korn Ferry provided and its committees and is responsible for stakeholder value. external search consultancy services in advising and supporting the Chairman and relation to the appointments of the Chief the Board on all governance matters. All There is a clear schedule of matters reserved Financial Officer and new Non-executive Directors have access to the Group General for the Board and a schedule of delegation, Director respectively. Both Russell Reynolds Counsel and Company Secretary and may which were both reviewed and updated in and Korn Ferry do not have any other take independent professional advice at January 2019. The schedule of matters connection with the Company. the Company’s expense in conducting reserved for the Board is available on our their duties. website, together with other governance Each Director is subject to election at the documentation. first AGM following their appointment, C. Accountability and re-election at each subsequent It remains a key consideration in the drafting The Board supports the separation of the AGM. Following recommendations from and review process for Directors to state roles of the Chairman and Chief Executive. the Nominations Committee, the Board that they consider that the Annual Report The key responsibilities are clearly considers whether all Directors continue to and Accounts, taken as a whole, is fair, documented and reviewed when appropriate. be effective, committed to their roles and balanced and understandable. The See our website for more details. have sufficient time available to perform coordination and review of the Annual Report their duties. Therefore, in accordance with and Accounts are conducted in parallel with B. Effectiveness the Code, all Directors will seek election and the formal audit process undertaken by the Composition re-election at the 2019 AGM. external auditors and the review by the Board and its committees (of relevant sections). The Board believes it operates effectively Time commitment with an appropriate balance of independent Non-executive and Executive Directors who Non-executive Directors are advised of the The drafting and assurance process have the right balance of skills, experience, time commitment and travel expected from supports the Audit Committee’s and Board’s independence and knowledge of the them on appointment. External commitments, assessment of the overall fairness, balance Company. Details of our Board, their which may impact existing time commitments, and clarity of the Annual Report and Accounts biographies and committee membership must be agreed with the Chairman. Details and the statement of Directors’ responsibilities are set out on pages 48 – 49 and fuller of external appointments are set out in the as set out on page 92. biographies are available on our website. biographies on pages 48 – 49 and on our Board and Committee attendance during website. As part of the evaluation of the The Board has carried out a robust the year to 31 March 2019 is set out on Chairman, the Non-executive Directors, with assessment of the nature and extent of page 51. The size and composition of the input from the Executive Directors, assessed the principal risks facing the Company in Board and its committees is kept under the Chairman’s ability to fulfil his role, taking achieving its objectives, including those that review by the Nominations Committee to into account other significant appointments. would threaten the business model, future ensure the appropriate balance of skills, performance, solvency or liquidity. Further experience, independence and knowledge. Individual performance details can be found on pages 20 – 22. The independence of the Non-executive The Chairman held performance meetings Directors is considered at least annually with each Board member to discuss their Details on the Company’s risk management along with their character, judgement, contribution and performance over the year and internal control systems are set out on commitment and performance on the Board and their training and development needs. pages 20 – 22. and Board committees. The Board took into Following these meetings, the Chairman consideration the Code and indicators of confirmed to the Nominations Committee The activities of the Audit Committee, which potential non-independence, including length that he considered each Director to have assists the Board with its responsibilities of service. Following due consideration, the demonstrated a commitment to the role relating to risk and assurance, are set out Board determined that all Non-executive and that their performance continued to on pages 58 – 62. Directors were independent in character be effective. and judgement. Chairman’s performance As part of our annual evaluation process, Mark Williamson, as Senior Independent Director, led a review of the Chairman’s performance. At a private meeting, the Non-executive Directors, with input from the Executive Directors, assessed his ability to fulfil his role as Chairman and considered the arrangements he has in place to fulfil his role. They concluded that the Chairman showed Further reading effective leadership of the Board and his www.nationalgrid.com actions continued to influence the Board and wider organisation positively. 67

National Grid Annual Report and Accounts 2018/19 Corporate Governance Statement of application of and compliance with the UK Corporate Governance Code continued Under the Disclosure and Transparency Rules and the Code, the composition and Index to Directors’ Report competence of the Audit Committee was and other disclosures considered by the Nominations Committee AGM 68 at its April meeting. The Board confirmed Articles of Association 216 the recommendations of the Nominations Committee: that all members of the Audit information 93 Committee are independent (including the Board of Directors 48 Chair of the Committee), that Mark Williamson Business model 2 as a chartered accountant is considered to Change of control provisions 221 have competence in accounting, and that the Committee, as a whole, has competence Code of Ethics 221 relevant to the sector in which it operates. Conflicts of interest 221 Directors’ indemnity 222 D. Remuneration Directors’ service contracts The Directors’ Remuneration Report on and letters of appointment 77 pages 69 – 90, sets out the work of the Remuneration Committee and its activities Directors’ share interests 86 during the year; Directors’ remuneration Diversity 43 and the new policy to be approved at the Dividends 9 and 33 2019 AGM. Events after the reporting period 218 E. Relations with shareholders Financial instruments 137 The Board as a whole is responsible for Future developments 12 making sure that satisfactory dialogue with Greenhouse gas emissions 18 shareholders takes place, and members take Human rights 222 an active role in engaging with shareholders. More information about our approach to Important events affecting relations with shareholders can be found the Company during the year 10 on pages 54 – 55. Internal control 20 Internal control over The AGM provides a key opportunity for financial reporting 20 the Board to communicate with and meet shareholders. Listing Rule 9.8.4 R cross-reference table 222 Our AGM will be held on Monday 29 July Material interests in shares 218 2019, at The International Convention Centre People 42 in Birmingham, and broadcast via our Political donations website. The Notice of Meeting for the 2019 and expenditure 222 AGM, available on our website, sets out in full the resolutions for consideration by Research and development 223 shareholders, together with explanatory Risk management 20 notes and further information on the Directors Share capital 218 standing for election and re-election. 68

National Grid Annual Report and Accounts 2018/19 Corporate Governance Directors’ Remuneration Report Annual statement from the Remuneration Committee Chair “This year, in addition What is our remuneration policy seeking to achieve? to the annual advisory Much of the remuneration policy remains vote concerning the the same as before as we feel most aspects continue to be appropriate for the business, implementation of our and achieve our aims of: • attracting, motivating and retaining senior current remuneration executives while not overpaying; policy, we are also seeking • ensuring we pay our senior executives in a way that incentivises stretching shareholder approval for a performance; new remuneration policy.” • being fully aligned to the way National Grid earns its returns for shareholders; and • actively supporting our strategy and values. Jonathan Dawson Committee Chair The key components of our approach are: 1. Significant weighting towards long- term value creation and alignment with shareholder interests Changes to Committee Dear Shareholders, Nearly three quarters of John Pettigrew’s composition: variable pay opportunity is represented by • Pierre Dufour left July 2018; Last year, our shareholders approved the the LTPP. We emphasise this over the Annual annual Directors’ Remuneration Report Performance Plan (APP) because National • Earl Shipp joined January with 96.94% of votes in favour. This year, Grid is a long-term business. We want to 2019; and in addition to the annual advisory vote make sure investment decisions are made, • Nora Mead Brownell left concerning the implementation of our current and operating efficiencies achieved, against April 2019. remuneration policy, we are also seeking this background. For Executive Directors, shareholder approval for a new remuneration some 85% of their variable pay opportunity is Key focus areas for 2018/19: policy. I wrote last year that we would be delivered in National Grid’s shares. Consistent • Proposed 2019 doing this a year earlier than required in order with our approach for aligning executive Remuneration Policy; to modify our remuneration policy to take interests to the long term, LTPP awards are account of the impact of the transition to the determined after a three-year performance • Items relating to the next UK Regulatory Framework, RIIO-T2. We period with any shares that are then allocated appointment of new CFO and are also taking the opportunity of the policy to Executive Directors having to be held for at other Executive Committee vote to propose some other changes in least a further two years. Our proposed LTPP appointments; and response to the provisions in the new measures for 2019 and 2020 will continue to • LTPP design. UK Corporate Governance Code as well be fully aligned with long-term value creation as other developments in the corporate and shareholder interests. Key focus areas for 2019/20: governance environment. • Review impact of evolving 2. We require senior executives to corporate governance The main policy proposals for 2019 are: maintain very high shareholdings standards; and • changes to the performance measures in National Grid • RIIO-T2 impact on (but not quantum) for the Long Term As CEO, John Pettigrew has to hold at least anticipated 2021 LTPP Performance Plan (LTPP); five times his pre-tax salary in National Grid’s design and new policy. • a reduction in the maximum company shares, which is equivalent to around nine pension contribution for newly appointed times his post-tax salary. Other UK-based Executive Directors; Executive Directors must hold at least four times their pre-tax salary in National Grid’s • the introduction of a post-employment shares (equivalent to around seven times their shareholding requirement for existing post-tax salary). For the US-based Executive Executive Directors, together with Director, the minimum shareholding appropriate compliance monitoring requirement is also four times his pre-tax arrangements; and salary (equivalent to around six times his • further detail on when and how malus post-tax salary). This requirement ensures and/or clawback would apply to that executives have a longer-term view in incentive awards. their decision-making, are rewarded for achieving success progressively over the long We engaged widely with institutional term, and have interests aligned to our private shareholders and proxy advisory service and institutional shareholders – gaining if the organisations on all of the proposed policy share price increases, and sharing in the changes. Through the consultation period consequences of share price falls. An we refined our approach on the changes to important characteristic of our high our maximum pensions contributions. shareholding requirement is that a newly Additionally, John Pettigrew and Nicola appointed Executive Director who owns no Shaw have agreed a progressive reduction National Grid shares should expect to take in their pension contributions to the same some six to seven years (assuming target rate as newly appointed Executive payout levels) to have earned the minimum Committee members. shareholding requirement and will be unable to sell shares prior to that point. Our new The development and refinement of this post-employment shareholding requirement policy, as well as the implementation of further enhances the alignment of interests the current policy, occurred across ten between executives and shareholders. meetings during the year. 69

National Grid Annual Report and Accounts 2018/19 Corporate Governance Directors’ Remuneration Report continued Annual statement from the Remuneration Committee Chair continued How our variable pay is determined and linked to performance Financial measures + Individual objectives + Committee discretion + Malus/clawback Group/Business Return Objectives are set on APP on Equity an individual basis, 1-year Business Value Added dependent on role performance period remit and requirements. Committee considers (up to 125% of salary) Business Operating Profit Includes wider business wider financial and business performance Committee has discretion to Earnings per Share measures as appropriate as well as individual apply malus/clawback in demonstration of leadership exceptional circumstances qualities and values, and will adjust as appropriate LTPP 3-year performance period Group Return on Equity n/a (up to 350% of salary for Group Value Growth CEO, 300% for other EDs) 3. Achievement of short-term (APP) and performance. The second will be granted in investment, delivery of the dividend, and long-term (LTPP) incentive opportunities June 2020, the outturn of which will be based strong cash generation (the detailed definition is linked to National Grid’s performance on one year of RIIO-T1 performance and two can be found on page 242). It has been A key principle of our remuneration policy, years of RIIO-T2 performance. This is applied each year since 2014 and reported in and how it operates, is that reward should be illustrated in figure 1. our Annual Report. It continues to be a key aligned to the financial and operational element of our financial proposition as performance of the Company and to The outcome of the RIIO-T2 framework will presented to investors by senior executives. shareholder interests. As set out in the not be known until at least late 2020 but we strategic report, a number of our financial need to determine now the performance As part of our review, the Committee KPIs directly align to our APP and LTPP measures that will apply to the 2019 and 2020 considered carefully whether alternative rewards. In addition, non-financial KPIs and awards. Our current LTPP financial measures long-term incentive designs, for example, wider business performance (for example, are weighted equally between Group RoE and restricted stock, could be appropriate. We safety) are also taken into account, and Group Value Growth. Given the present also reviewed whether other performance discretion applied if appropriate, when uncertainty of the regulatory arrangements measures such as Total Shareholder Return determining an executive’s performance commencing in April 2021, we cannot be sure relative to an index such as the FTSE 100 against their individual objectives and in that Group RoE will continue to be among the might be applied. We concluded that confirming the overall final payouts (APP) two most important performance indicators introducing restricted stock was not and/or vesting outcomes (LTPP). Our for our business under RIIO-T2 and, even if consistent with the emphasis on motivating approach, illustrating how variable pay is Group RoE remains appropriate, we will not improved performance across the Group. We linked to performance, is illustrated above. be able to set realistic targets for this measure also concluded that introducing an incentive with sufficient confidence. We may therefore measure where the value was largely 4. Discretion and independent be at risk of losing alignment with shareholder determined by Company share price judgement is applied interests or risk focusing senior executives performance against unrepresentative on the wrong measures by continuing to use comparators (where, by definition, As I stated last year, as a committee we Group RoE in the RIIO-T2 overlap period. We management could have little influence) would consider whether to apply discretion when are confident that Group Value Growth will not provide a direct link between individual assessing remuneration outcomes for continue to be an important indicator of and collective performance and ultimate Executive Directors. Before making any APP performance during RIIO-T2. It is designed to reward. We were also concerned that this payouts we reflect on both the underlying capture the Total Shareholder Return for our might lead to significant swings in outturns financial and wider business performance Company which senior management can that potentially were unjustified one way or of the Company as well as the performance impact, representing the uplift in value of our the other compared with management’s of Executive Directors against their individual regulated and non-regulated assets through performance in running the Company. objectives and their demonstration of leadership qualities and our values. We also take account of the underlying financial performance of the Company before deciding the performance outturns for LTPP vesting. Impact of RIIO-T2 on our Long Term Performance Plan This year, as set out in our new policy, we have identified for the benefit of shareholders Figure 1: LTPP timings the sort of exceptional circumstances which would trigger a review as to whether malus 19/20 20/21 21/22 22/23 23/24 24/25 and/or clawback should be applied. 2019 Award Proposed changes to Remuneration Policy – 2019 2020 Award 1. Changes to LTPP measures RIIO-T1 RIIO-T2 As I covered in some detail last year, National Key: Grid’s eight-year RIIO-T1 regulatory period in the UK will end on 31 March 2021. RIIO-T2 will Performance period  Holding period start on 1 April 2021 and will have a five-year Figure 2: LTPP measures duration. Given that the bulk of senior executive remuneration is by design derived 19/20 20/21 21/22 22/23 23/24 24/25 from the LTPP, we have considered what arrangements should be made for the LTPP 2019 Award awards whose performance periods straddle the two regulatory periods. The first such 2020 LTPP will be granted in June 2019, the outturn Award of which will be based on two years of RIIO-T1 RIIO-T1 RIIO-T2 performance and one year of RIIO-T2 Key: Group Value Growth  Group RoE  Holding period 70

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Directors’ Remuneration Report The Committee believes that the strongest progressive increases in the rates of pension These examples include, but are not limited to, alignment with external shareholder interests contribution will normally apply, as is the case material misstatement, misconduct of the derives from the very high shareholding with other benefits such as company car participant, a significant environmental, requirements imposed on senior executives. allowance. In the UK our DB pension plans, health and safety or customer issue and failure The Committee also focused on the fact that all of which were closed to new members of risk management, whether these events LTPP awards are made not just to Executive by April 2006, continue to accrue for active occur before or only emerge after cessation of Directors but to some 400 senior managers members. Current maximum employer employment. I emphasise, as I did last year, below Executive Committee level across contributions in our DC schemes are tiered by that the Committee has discretion to determine National Grid in the UK and the US, who managerial band, ranging from 12% to 30% of whether circumstances exist which justify are critical to the effective operation and salary. Our assessment of the current average whether any or all of an award should be performance of the Company. annual value to our entire UK workforce forfeited, even if it has already been paid. excluding Executive Directors across both In each Directors’ remuneration report we The Committee has therefore concluded that our DC and DB schemes is around 18%. We will disclose any application of malus and/or LTPP vesting for the 2019 and 2020 LTPP selected 20% as an appropriate rate for future clawback for our Executive Directors. awards should be calculated according to Executive Director appointments noting in the performance of: particular that this is the cash contribution The full remuneration policy for shareholder rate currently earned by other UK-based approval is set out on pages 74 – 78. a) Group Value Growth measured over senior executives. We will continue to review the entire three-year performance period contribution rates in the coming years, Overview of financial performance (determining 2/3rds and 5/6ths of the total acknowledging contractual obligations, National Grid has had a good year, delivering vesting outcome for the 2019 and 2020 evolving views of investors and wider £4.5 billion of investment in critical LTPP awards, respectively); and market movements. infrastructure leading to strong asset growth of 7.2%. Additionally, a dividend increase of b) Group RoE measured only over the RIIO-T1 3. Post-employment shareholding 3.07% has been recommended for 2018/19. performance period (determining 1/3rd and requirements Our new efficiency programmes were 1/6th of the total vesting outcome for the The Committee also wishes to align with launched in both the US and UK. In the US, 2019 and 2020 LTPP awards, respectively). the new UK Corporate Governance Code, we continued to make good regulatory shareholder views and emerging market progress, and we reached agreement on new This proposal is illustrated in figure 2. practice in the area of post-employment employment terms with the unions in shareholding requirements. We implemented Massachusetts. In the UK, we delivered We intend to supplement Group Value Growth a post-employment shareholding requirement another year of good returns within 200 to with a second performance measure once when Andrew Bonfield, CFO, left in July 2018. 300 basis points of outperformance. we have clarity on the RIIO-T2 regulatory We have now set our policy that Executive framework. We will consult with investors and Directors will be required to hold a minimum Review of decisions made during propose a new remuneration policy at that of 200% of salary in shares for two years after the year time which we anticipate to be at the 2021 leaving employment, calculated at their leave APP AGM and which will enable us to make date. If any Executive Director has not yet awards in 2021 under the new policy. reached the 200% level for whatever reason APP payouts for Executive Directors are at the time of their departure, we will not 70% based on the achievement of the Group’s 2. Maximum company pensions require additional shares to be purchased but financial measures and 30% based on the contributions we will require them to maintain their holdings achievement of individual objectives. As in Included in the policy is a reduction in the for two years. The calculation excludes the previous years, technical adjustments are defined contribution rate (or cash in lieu) from value of any outstanding awards (not yet made to financial measures, where relevant, a maximum of 30% to a maximum of 20% of vested) for ‘good leavers’ that will vest to account for: the impact of timing, major salary for new UK-based Executive Directors according to the normal schedule and which storm costs, the net effect of currency (whether external recruits or internal in any event must be held for a two-year adjustments, certain actuarial assumptions promotions). We had already transitioned period (as per LTPP portion of the on pensions, scrip dividend uptake, and to to this arrangement when appointing Andy remuneration policy). ensure consistency of accounting treatment. Agg as CFO and also for other UK-based appointments to our Executive Committee We have adopted a similar approach for other The performance of the respective financial made in October 2018 and March 2019. Executive Committee members at a level of measures has resulted in outturns ranging This is in response to evolving shareholder 100% of base salary with the same holding from 33.3% to 90.3% of the maximum for the views as well as the new UK Corporate period for two years after leaving employment. financial portion. The performance against Governance Code. individual objectives has resulted in outturns Executive Committee members will be ranging from 70.0% to 81.0% of the maximum Additionally, being mindful of evolving views, required to provide evidence of their for the individual portion. Taking both financial John Pettigrew (an active member of a DB shareholding at the first and second and individual performance together, the plan until 2016) and Nicola Shaw have agreed anniversaries after leaving. We will report overall APP awards to Executive Directors a progressive reduction in their pension annually in the Directors’ Remuneration on the Board at 31 March 2019 range from contributions in three equal steps from 30% of Report whether or not the requirement has 44.3% to 85.6% of the maximum award, salary to 20% of salary without compensation. been met by Executive Directors. Failure to which amounts to awards of 55.4% to 106.4% This will be implemented from the start of the comply could result in a financial penalty up of salary. Details of the APP payouts are next financial year following their decisions to the value of the shareholding requirement, presented on pages 80 – 83, including the full (April 2020). and the withdrawal/reduction of any future range of performance levels for each of the vesting of shares. I can confirm Andrew financial measures and also commentary on We recognise the direction of travel on Bonfield has continued to meet his post- each Executive Director’s performance aligning pension contributions with those employment shareholding requirement. against individual objectives. available to the wider workforce. However, it is not an issue that the Committee believes 4. More detail related to malus/ Having reflected on wider financial and can easily be resolved in a single move as clawback provisions business performance, the Committee National Grid has a number of different concluded there was no reason to exercise In line with best practice we have included discretion on APP outcomes. pension structures (defined benefit (DB), more detail on our approach to malus and defined contribution (DC) and cash in lieu) clawback, and have also provided examples of and tiering of value in both the UK and the US. those types of events that would be expected As employees advance through the Company, to trigger a review under our new process. The full remuneration policy for shareholder approval is set out on pages 74 – 78. 71

National Grid Annual Report and Accounts 2018/19 Corporate Governance Directors’ Remuneration Report continued Annual statement from the Remuneration Committee Chair continued LTPP We have increased Dean Seavers’ salary by We have decided to report voluntarily on CEO The 2016 LTPP awards vest in July 2019. The 3.1%, which is aligned to the average salary pay ratios one year early, and will continue to three-year performance period ended on 31 increase budget for our US employees. be informed by the ratios when making pay March 2019 and vesting outcomes ranged decisions for senior executives. Our CEO pay from 73.8% to 84.2%. Details of the LTPP Consistent with our approach for appointing ratio is 76:1 at the median for UK-based vesting are provided on pages 83 – 84. As John Pettigrew and Nicola Shaw to the Board, employees. The position is somewhat I mentioned last year, the LTPP vesting also Andy Agg was appointed at a salary level different, however, when comparing CEO benefited from a portion of the value arising below our assessment of the appropriate level pay against the median level for the Group. from the sale of a majority interest in the UK for his role. As with John and Nicola, the On a Group basis the median pay ratio is 48:1. Gas Distribution business. Committee may award future increases in This reflects the higher general level of wages excess of the managerial salary increase in the US compared with the UK, and We note that the increase in the vested value budget, subject to his performance. This year, especially in the regions of the US where the of John Pettigrew’s 2016 LTPP is attributable however, Andy is not eligible for a June salary Company operates. It is also important to to this being the vesting of the first award increase. This is consistent with our policy for recognise that around three quarters of made to him as CEO (and therefore at a the rest of the managerial population whereby our employees are in the US. higher base salary and award level than employees externally hired or internally in prior years). promoted on or after 1 January are not eligible A further point to note is that half of John for a salary increase until the following year’s Pettigrew’s total pay is derived from this year’s Having reflected on wider financial and annual cycle. vested long-term incentives. These long-term business performance, the Committee incentives align John Pettigrew’s interests with concluded there was no reason to exercise Remuneration for new Executive those of our shareholders and specifically discretion on LTPP outcomes. Committee members incentivise appropriate long-term decision- In addition to setting the remuneration of making. Removing the impact of long-term Annual salary review Andy Agg on his appointment as Chief incentives from our calculations (but including Financial Officer (CFO) on 1 January 2019, the APP) results in a UK employee pay ratio at As I have stated in each remuneration report the median of 38:1 and a Group-wide median since John Pettigrew and Nicola Shaw were the Committee reviewed and agreed the remuneration terms concerning the ratio of 24:1. Further details of our pay ratios appointed, the Committee decided not to can be found on page 88. award them initial salaries at our assessment appointment of Barney Wyld, Group of the appropriate levels for their roles. Corporate Affairs Director, in October 2018 and the appointment of Andy Doyle, Chief The Chairman has described in his letter on Instead, we decided that we would make page 47 the mechanisms for engagement progressive increases in excess of the Human Resources Officer, in March 2019. The Committee also approved the exit with our employees on a wide range of topics, managerial salary increase budget, including pay and benefits throughout the subject to their individual performance. arrangements of the outgoing Executive Committee members in accordance with organisation. The Committee will take all relevant feedback into account. In implementing this approach, we increased our policy. both John Pettigrew’s and Nicola Shaw’s Changes to Committee membership salaries by 9% in 2017 and 6% in 2018. Fair and appropriate I indicated that this year we would follow The key purpose of the Committee is to Pierre Dufour did not seek re-election last the same approach, again subject to set pay for Executive Directors and other year and left the Board on 30 July 2018. performance, so both of their salaries would Executive Committee members at a level The Board appointed Earl Shipp who joined be appropriately aligned to our assessment necessary to attract, incentivise and retain the Committee on 1 January 2019. Nora of salaries for their roles. high-calibre individuals, while not overpaying. Mead Brownell resigned from the Board on To guide the Committee in making 8 April 2019. The Committee concluded that John appropriate remuneration decisions we take Pettigrew has continued to deliver strong account of the policies and practices for the Focus for 2019/20 performance in his third year in the role. This wider workforce. For example, we consider: In 2019/20, the Committee will continue to has been achieved through delivery of value gender and ethnicity pay gaps, annual monitor and reflect on the evolving corporate to investors together with taking necessary salary increases for the wider workforce, CEO governance environment and progress in the steps to create future value for shareholders, pay ratios, and alignment with managerial pay UK on RIIO-T2 arrangements which will inform strengthening external stakeholder principles such as mid-market approach to our next policy review planned for 2021. relationships, as well as driving our corporate total reward. We employ an individual social responsibility and people agendas. objective setting approach consistent with our Conclusion managerial workforce and consider the wider There are two separate remuneration votes The Committee also considered that Nicola business performance and resulting variable this year. First, to approve a new binding Shaw has continued to deliver strong pay outcomes impacting the remuneration three-year policy and second, to approve performance. In particular, Nicola delivered of our wider workforce when deciding the remuneration report for 2018/19. I believe enhancements in the areas of customer variable pay outcomes for senior that the Committee has applied the current delivery, operational performance, and executives. All our employees are eligible policy correctly and that the outcomes for engagement with Ofgem and other key for a performance-based annual payment. senior executives properly reflect both the stakeholders. Highlights include a significant performance of National Grid and their change programme in the UK this year and In addition, we have taken steps to review personal contributions. I also believe that the the legal separation of our Electricity System pensions arrangements for Executive policy proposals we are submitting to you will Operator business. During this period, project Directors. We have already implemented the allow us to make appropriately incentivising delivery, safety, reliability and environmental reduction in the maximum contribution rate LTPP awards in 2019 and 2020, as well as to performance have been strong. for the newly appointed Executive Committee reflect evolving best practice in remuneration members. As set out above, the pension governance. Accordingly, on behalf of the Given the strong performance of both John contributions for John Pettigrew and Nicola Committee, I commend this report to you and Nicola over the last year, the Committee Shaw are being reduced progressively to the and ask for your support for both resolutions has awarded each of them a salary increase 20% rate now applicable to other UK-based at the AGM. of 8% (comprising the UK budget of 2.9% and Executive Committee members. a further 5.1%). The Committee feels that their resulting salaries are appropriate given their performance and our assessment of market salaries for their roles. Our intention for the future is to make salary increases that are in Jonathan Dawson line with the average salary increase budget Committee Chair for our UK employees subject to performance. 72

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Directors’ Remuneration Report At a glance – 2018/19 Our ‘At a glance’ highlights the performance and remuneration outcomes for our Executive Directors for the year ended 31 March 2019. Further detail is provided in the Statement of implementation of remuneration policy in 2018/19. Performance in 2018/19 A comparison of the 2018/19 single total figure of remuneration with the maximum remuneration if variable pay had vested in full is set out below for the Executive Directors. John Pettigrew, Dean Seavers and Nicola Shaw were each in office for the full year. Andy Agg and Andrew Bonfield were each in office for part of the year. Total remuneration Maximum if variable 2018/19 total single figure of remuneration pay vested in full Executive Director £’000 £’000 Split by component (%) Andy Agg 392 360 50.7% 43.9% 5.8% -0.4% Andrew Bonfield 355 355 100% John Pettigrew 5,170 4,562 29.0% 21.8% 53.3% -4.1% Dean Seavers 4,044 3,001 33.1% 15.2% 57.9% -6.2% Nicola Shaw 2,482 2,196 31.2% 25.1% 51.1% -7.4% Key:   Fixed  APP   2016 LTPP – face value   2016 LTPP – share appreciation/depreciation and dividend equivalent values Notes: 1. Andy Agg was appointed CFO on 1 January 2019 and his remuneration from 1 January 2019 to 31 March 2019 is disclosed above. 2. Andrew Bonfield stood down from the Board at the AGM on 30 July 2018 and left the Company on 31 July 2018. His remuneration for the period 1 April 2018 to 31 July 2018 is disclosed above. This excludes variable pay (APP, LTPP) due to his leave reason being ‘resignation’ and therefore he was not eligible for any APP or LTPP awards. 3. For each Executive Director the share/ADS price has decreased between grant date and the estimated three months average preceding 31 March 2019. Comparing the share price at grant of 1,021.00p for Andy Agg and John Pettigrew and 1,105.07p for Nicola Shaw, and $69.1825 for Dean Seavers, versus the average share/ADS price for the period 1 January 2019 to 31 March 2019 (837.34p and $54.73), there is a reduction of 183.66p (18%) per share, 267.73p per share (24%) and $14.4525 per ADS (21%) respectively. This results in an estimated reduction in value (net of dividend equivalents) of £4,267 for Andy Agg (prorated), £492,852 for John Pettigrew, $534,390 for Dean Seavers and £306,658 for Nicola Shaw. Key features of remuneration policy (adopted 2017) Implementation of policy in 2018/19 • Target broadly mid-market against FTSE 11-40 for • Salary increases of 6.0% for each of John Pettigrew and Nicola UK-based Executive Directors and general industry Shaw (June 2018). These increases were awarded to help reduce and energy services companies with similar revenue the gap and bring their pay closer to appropriate levels for their Salary for US-based Executive Directors. roles and given strong individual performance; • Salary increase of 3.0% for Dean Seavers (June 2018). This increase was in line with the budget for US managerial employees; and • Andrew Bonfield was not eligible for a June 2018 salary increase because he was leaving the business. • Maximum opportunity is 125% of salary; • 70% based on financial measures and 30% based on individual Annual • 50% paid in cash, 50% paid in shares which must be objectives; Performance retained until the later of two years and meeting the • Financial measures for CEO and CFO comprise 35% adjusted Plan (APP) shareholding requirement; and EPS and 35% Group RoE; • Subject to both clawback and malus. • Financial measures for Executive Director, US and Executive Director, UK comprise 23.3% US/UK Value Added respectively, 23.3% US/UK RoE respectively and 23.3% US/UK Operating Profit respectively; and • Individual objectives cover delivering value for investors, stakeholder engagement, people, corporate social responsibility, customer and driving efficiency. • Maximum award level is 350% of salary for CEO and 300% • 2018 LTPP award: 50% Group RoE and 50% Group Value Long Term for other Executive Directors; Growth; and Performance • Vesting is subject to long-term performance conditions over • 2016 LTPP vesting in 2019: 50% Group RoE and 50% Group Value Plan (LTPP) a three-year performance period; Growth for CEO and CFO; 25% Group RoE and 25% US/UK RoE • Shares must be retained until the later of two years from for Executive Director, US and Executive Director, UK respectively vesting and meeting the shareholding requirement; and and 50% Group Value Growth. • Subject to both clawback and malus. • Eligible to participate in a defined contribution plan • UK cash allowance for John Pettigrew and Nicola Shaw, 30% (or defined benefit if already a member); of pensionable pay and for Andy Agg, 20% of pensionable pay; Pension and • Pensionable pay is salary only in UK and salary and APP • US defined contribution for Dean Seavers, 9% of pensionable pay other benefits in US in alignment with market; and with additional match of up to 4%; and • Other benefits as appropriate. • Other benefits include private medical insurance, life assurance, and for UK-based Executive Directors either a fully expensed car or a cash alternative, and a car and driver when required. • 500% of salary for CEO; and • Shareholdings for Andy Agg, John Pettigrew, Dean Seavers and • 400% of salary for other Executive Directors. Nicola Shaw are 136%, 428%, 275% and 35% respectively; and Shareholding • Andy Agg, John Pettigrew, Dean Seavers and Nicola Shaw have requirement not yet met their shareholding requirement due to a relatively short time in role and therefore their LTPP award levels are based on prior roles (Andy Agg, John Pettigrew) or relatively short time with the Company (Dean Seavers, Nicola Shaw). 73

National Grid Annual Report and Accounts 2018/19 Corporate Governance Directors’ Remuneration Report continued Directors’ remuneration policy – for approval by shareholders in 2019 The following tables provide details of the policy we intend to apply, subject to shareholder approval, for three years from the date of the 2019 AGM. Following approval, it will continue to be available within the 2018/19 Annual Report and Accounts on the Company’s investor website (investors.nationalgrid.com). From time to time, the Committee may consider it appropriate to apply some judgement and discretion in respect of the approved policy. This is highlighted where relevant in the policy, and the use of discretion will always be in the spirit of the approved policy. Shareholders’ views We have engaged widely with shareholders and proxy advisory service organisations on our policy proposals, enabling us to refine the policy to reflect evolving external stakeholder views. The proposed changes concern: the weighting of performance measures for LTPP, pension contributions, a post-employment shareholding requirement and further detail on the application of malus and/or clawback. Through the consultation period we have refined our approach on the changes to maximum pension contributions. Our peer group The Committee reviews its remuneration policy against appropriate peer groups annually to make sure we remain competitive in the relevant markets. The primary focus for reward market comparisons is the FTSE 11-40 for UK-based Executive Directors and general industry and energy services companies with similar levels of revenue for US-based Executive Directors. These peer groups are considered appropriate for a large, complex, international and predominantly regulated business. Notwithstanding anything in this policy, any commitment made to a person before that person became an Executive Director or before this policy came into effect will be honoured by the Company. The Committee reviews annually the overall appropriateness and relevance of the remuneration policy and whether any changes should be put to shareholders. Decisions on the levels of measures and targets for performance related pay (APP and LTPP) and payouts are made taking account of overall financial and business performance. A member of the Audit Committee is required to be a member of the Committee and this ensures the Committee receives knowledgeable input on setting financial measures and assessing outturns including any adjustments and judgements considered by the Audit Committee. The Committee also works closely with the Nominations Committee in respect of pay and conditions of newly appointed executives to ensure their remuneration is within policy. The Committee will interface with the Share Schemes Sub-Committee as required. Consistent with the UK Corporate Governance Code, members of the Remuneration Committee are independent Non-executive Directors who do not receive any variable remuneration and do not participate in decisions about their own remuneration. Future policy tables – Executive Directors Salary Purpose and link to business strategy: to attract, motivate and retain high-calibre individuals, while not overpaying. Performance metrics, weighting Operation Maximum levels and time period applicable Salaries are generally reviewed annually and are targeted broadly No prescribed maximum annual Not applicable. at mid-market of our peer group. However a number of other increase although increases are factors are also taken into account: generally aligned to salary increases • business performance and individual contribution; received by other Company employees and to market • the individual’s skills and experience; movement. Increases in excess • scope of the role, including any changes in responsibility; and of this may be made at the Committee’s discretion in • market data, including base pay and total remuneration circumstances such as a opportunity in the relevant comparator group. significant change in responsibility, progression if more recently appointed in the role and broad alignment to mid-market. Benefits Purpose and link to business strategy: to provide competitive and cost-effective benefits to attract and retain high-calibre individuals. Performance metrics, weighting Operation Maximum levels and time period applicable Benefits provided include: The cost of providing benefits Not applicable. • company car or a cash alternative (UK only); will vary from year to year in line with market. • use of a car and driver when required; • private medical insurance; Participation in tax-approved all-employee share plans is subject • life assurance; to limits set by the relevant tax • personal accident insurance (UK only); authorities from time to time. • opportunity to purchase additional benefits (including personal accident insurance for US) under flexible benefits schemes available to all employees; and • opportunity to participate in HMRC (UK) or Internal Revenue Service (US) tax-advantaged all-employee share plans, currently: Sharesave: UK employees may make monthly contributions from net salary for a period of three or five years. The savings can be used to purchase shares at a discounted price, set at the launch of each plan period. Share Incentive Plan (SIP): UK employees may use gross salary to purchase shares. These shares are placed in trust. Employee Stock Purchase Plan (ESPP) (423(b) plan): eligible US employees may purchase ADSs on a monthly basis at a discounted price. Other benefits may be offered at the discretion of the Committee. 74

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Directors’ Remuneration Report Pension Purpose and link to business strategy: to reward sustained contribution and assist attraction and retention. Performance metrics, weighting Operation Maximum levels and time period applicable Externally hired Executive Directors will participate UK DC: annual contributions for new Not applicable. in a Defined Contribution (DC) arrangement. appointments of up to 20% of basic salary. UK-based Executive Directors may alternatively Existing Executive Directors may receive annual None of the current Executive Directors are active choose to receive cash in lieu. contributions of up to 30% of basic salary. members of a defined benefit plan. Executive Directors may take a full or partial In cases of internal promotion to the Board, cash supplement in lieu. the Company will recognise legacy DB pension arrangements of existing employees in both the Life assurance of four times basic salary and a UK and US where these have been provided dependant’s pension of one third of basic salary under an existing arrangement. is provided. Executives with HMRC pension protection may be offered lump sum life assurance In line with market practice, pensionable pay for only, equal to four times basic salary. UK-based Executive Directors includes basic salary only and for US-based Executive Directors it UK DB: a pension generally payable from age includes basic salary and APP award. 60 or 63. DB benefits are subject to capped increases in pensionable salary. No enhancement is provided on promotion to the Board. Funded DB benefits are subject to HMRC maximum allowances and limits. On death in service, a lump sum of four times pensionable salary and dependant’s pension of two-thirds of the Executive Directors’ pension is provided. DB pension plans were closed to new members by April 2006. US DC: annual contributions of up to 9% of basic salary plus APP award with additional 401(k) plan match of up to 4%. US DB: an Executive Supplemental Retirement Plan provides for an unreduced pension benefit at age 62 (this plan is closed to new participants from 1 January 2015). For retirements at age 62 with 35 years of service, the pension benefit would be approximately two thirds of pensionable salary. DB final average pay plan is subject to capped increases in pensionable pay. Upon death in service, the spouse would receive 50% of the pension benefit (100% if the participant died while an active employee after the age of 55). Annual Performance Plan (APP) Purpose and link to business strategy: to incentivise and reward the achievement of annual financial measures and strategic non-financial measures including the delivery of annual individual objectives and demonstration of our Company leadership qualities and values. Performance metrics, weighting Operation Maximum levels and time period applicable The APP comprises reward for achievement against The maximum award is 125% of basic salary At least 50% of the APP is based on performance financial measures and achievement against in respect of a financial year. against financial measures. individual objectives. The Committee may use its discretion to set Financial performance measures and targets are financial measures that it considers appropriate in normally agreed at the start of each financial year each financial year and has the flexibility to modify and are aligned with strategic business priorities. the amount payable, to reflect wider financial and Targets are set with reference to the budget. business performance, demonstration of leadership Individual objectives and associated targets are qualities and our values, or to take account of a normally agreed also at the start of the year. significant event. APP awards are paid in June. The payout levels at threshold, target and stretch performance levels are 0%, 50% and 100%, 50% of the APP award is paid in shares, which (after respectively. any sales to pay associated income tax) must be retained until the shareholding requirement is met, and in any event for two years after receipt. Awards are subject to malus and clawback provisions as set out in the paragraph overleaf. 75

National Grid Annual Report and Accounts 2018/19 Corporate Governance Directors’ Remuneration Report continued Directors’ remuneration policy – for approval by shareholders in 2019 continued Long Term Performance Plan Purpose and link to business strategy: to drive long-term business performance, aligning Executive Director incentives to key strategic objectives and shareholder interests over the longer term. Operation Maximum levels Performance metrics, weighting and time period applicable Awards of shares may be granted each year, with The maximum award for the The performance measures are Group Value Growth and Group RoE vesting subject to long-term performance conditions. CEO is 350% of salary and it for all Executive Directors. For awards made in financial year 2019/20: is 300% of salary for the other Group Value Growth measured over three years (2019/20, 2020/21 The performance measures have been chosen as Executive Directors based on and 2021/22) and Group RoE measured over two years (2019/20 the Committee believes they reflect the Executive salary at the time of the award. and 2020/21) such that Group Value Growth represents 2/3rds Directors’ creation of long-term value within the and Group RoE represents 1/3rd of the total vesting outcome. business. Targets are set for each award with reference to the business plan. For awards made in financial year 2020/21: Group Value Growth measured over three years (2020/21, 2021/22 and 2022/23) and Participants may receive ordinary dividend equivalent Group RoE measured over one year (2020/21) such that Group shares on vested shares, from the time the award was Value Growth represents 5/6ths and Group RoE represents 1/6th made, at the discretion of the Committee. of the total vesting outcome. Participants must retain vested shares (after any sales to For awards made in 2016 which will vest in 2019, the performance pay tax) until the shareholding requirement is met, and in measures and percentage weightings are: Group Value Growth any event for a further two years after vesting. (50%) and Group RoE (50%) for the CEO and CFO; Group Value Growth (50%), Group RoE (25%) and UK or US RoE (25%) for Awards are subject to malus and clawback provisions the UK and US Executive Directors respectively. as set out in the paragraph below. For awards made in 2017 and 2018 which will vest in 2020 and 2021 respectively, the performance measures were Group Value Growth and Group RoE, equally weighted, for all Executive Directors. All awards have a three-year performance period. For each performance measure, threshold performance will trigger only 20% of the award to vest; 100% will vest if maximum performance is attained. Notwithstanding the level of award achieved against the performance conditions, the Committee may use its discretion to modify the amount vesting to reflect wider financial and business performance and take account of a significant event and/or compliance with the dividend policy. Malus and clawback The Committee has discretion to determine whether exceptional circumstances exist which justify whether any or all of an award should be forfeited, even if already paid. Examples of exceptional circumstances include, but are not limited to, material misstatement, misconduct of the participant, a significant environmental, health and safety or customer issue, failure of risk management, and if certain other facts emerge after termination of employment. The Committee also has a prescribed process to follow when determining whether and how to apply this discretion. Future policy table – Non-executive Directors (NEDs) Fees for NEDs Purpose and link to business strategy: to attract NEDs who have a broad range of experience and skills to oversee the implementation of our strategy. Operation Maximum levels Performance metrics, weighting and time period applicable NED fees (excluding those of the Chairman) are set There are no prescribed Not applicable. by the Executive Committee in conjunction with the maximum fee levels although Chairman. The Chairman’s fees are set by the Committee. fees are generally aligned to salary increases received by Fee structure: other Company employees • Chairman fee (all inclusive); and market movement for NEDs of companies of similar scale • basic fee, which differs for UK- and US-based NEDs; and complexity. • committee chair fee; The cost of benefits provided to • committee membership fee; and the Chairman is not subject to a • Senior Independent Director fee. predetermined maximum since the purchase cost will vary from No additional fees are paid for membership/chair of the year to year. Nominations Committee. Fees are reviewed every year taking into account those in companies of similar scale and complexity. The Chairman is covered by the Company’s private medical and personal accident insurance plans, and has the use of a car and driver, when required. NEDs do not participate in incentives, pension or any other benefits. However, they are eligible for reimbursement for all Company-related travel expenses. In instances where these costs are treated by HMRC as taxable benefits, the Company also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC. NEDs who also sit on National Grid subsidiary boards may receive additional fees related to service on those boards. 76

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Directors’ Remuneration Report As would be expected, we have differences Ongoing incentive pay (APP and LTPP) for Shareholding requirement – in pay and benefits across the business new Executive Directors will be in accordance in employment which reflect specific accountabilities and with the approved remuneration policy in force The requirement of Executive Directors labour markets. There are elements of at the time of appointment. This means the to build up and hold a significant value remuneration policy which apply to all, for maximum APP award in any year would be of National Grid shares ensures they example, flexible benefits and share plans. 125% of salary and the maximum LTPP share a significant level of risk with award would be 300% of salary (350% shareholders and aims to align When considering annual salary increases, of salary for the CEO). their interests. the Committee reviews the proposals for salary increases for the employee population For an externally appointed Executive Executive Directors are required to generally, as it does for any other changes Director, the Company may offer additional build up and retain shares in the to remuneration being considered. cash or share-based payments that it Company. The level of holding required considers necessary to buy out current is 500% of salary for the CEO and 400% All employees are eligible for an annual entitlements from the former employer that will of salary for the other Executive Directors. performance-based award. Eligibility and be lost on recruitment to National Grid. Any the maximum opportunity available is based such arrangements would reflect the delivery Unless the shareholding requirement on market practice for incentives for the mechanisms, time horizons and levels of is met, Executive Directors will not be employee’s job band. In addition, around conditionality of the remuneration lost. permitted to sell shares, other than 400 senior management employees are to pay income tax liabilities on shares awarded LTPPs annually, which include the In order to facilitate buy-out arrangements just vested or in exceptional same performance measures as those for as described above, existing incentive circumstances approved by Executive Directors. arrangements will be used to the extent the Remuneration Committee. possible, although awards may also be The Company has a number of all-employee granted outside of these shareholder- Shareholding requirement – post share plans that provide employees with the approved schemes if necessary and as employment opportunity to become, and to think like, a permitted under the Listing Rules. The requirement of Executive Directors shareholder. These plans include Sharesave to continue to hold National Grid shares and the Share Incentive Plan (SIP) in the UK For an internally appointed Executive after leaving ensures they continue to and the 401(k) and 423(b) plans in the US. Director, any outstanding APP awards will share a risk with shareholders and Further information is provided on page 74. be determined according to the original maintain alignment with shareholders’ terms but paid at the end of the year. interests. Executive Directors will be The Company issues an employee Any outstanding LTPP awards will be required to hold 200% of base salary engagement survey each year, which includes paid according to the original terms. calculated at their leave date, or maintain remuneration as a topic. It does not their actual holding percentage if lower, specifically invite employees to comment on Fees for a new Chairman or Non-executive expressed as a number of shares and the Directors’ remuneration policy but any Director will be set in line with the approved held for a period of two years. This comments made by employees are noted. policy in force at the time of appointment. calculation excludes the value of any The Board also regularly engages with awards not yet vested for ‘good leavers’ employees on a variety of topics, Service contracts/letters of appointment that will vest according to the normal including remuneration. In line with our policy, all Executive Directors schedule and which in any event must have service contracts which are terminable be held for a two-year period. The Policy on recruitment remuneration by either party with 12 months’ notice. calculation will include recently vested Salaries for new Executive Directors Non-executive Directors are subject to letters LTPP awards or APP awards paid as appointed to the Board will be set in of appointment. The Chairman’s appointment shares which are subject to respective accordance with the terms of the approved is subject to six months’ notice by either two-year holding periods, even remuneration policy in force at the time of party; for other Non-executive Directors, after employment. appointment, and in particular will take notice is one month. Both Executive Directors account of the appointee’s skills and and Non-executive Directors are required to Unless the post-employment assessment of the experience as well as be re-elected at each AGM. shareholding requirement is met, the scope and our assessment of the Executive Directors will not be permitted market rate for the role. Policy on payment for loss of office to sell shares, other than to pay income The contracts contain provisions for payment tax liabilities on shares just vested or in Where appropriate, salaries may be in lieu of notice, at the sole and absolute exceptional circumstances approved by set below market level initially, with the discretion of the Company. Such contractual the Remuneration Committee. Committee retaining discretion to award payments are limited to payment of salary only increases in salary in excess of those of the for the remainder of the notice period. In the wider workforce and inflation to bring the UK such payments would be phased on a Consideration of remuneration policy salary to the market level over time, where monthly basis, over a period not greater than elsewhere in the Company this is justified by individual and 12 months, and the Executive Director would Our remuneration policy is generally aligned Company performance. be expected to mitigate any losses where to the policies for our non-unionised employment is taken up during the notice workforce. All employees are entitled to base Benefits consistent with those offered to period. In the US, for tax compliance salary, benefits and pension contributions. In other Executive Directors under the approved purposes, the policy is to make any payment setting the remuneration policy the Committee remuneration policy in force at the time of in lieu of notice as soon as reasonably considers the remuneration packages offered appointment will be offered, taking account practicable, and in any event within two and to employees across the Company. As a point of local market practice. The Committee may a half months of the later of 31 December of principle, salaries, benefits, pensions and also agree that the Company will meet certain and 31 March immediately following the other elements of remuneration are assessed costs associated with the recruitment, for notice date. regularly to ensure they remain competitive example legal fees, and the Committee may in the markets in which we operate. In agree to meet certain relocation expenses In the event of a UK Director’s role becoming undertaking such assessment our aim or provide tax equalisation as appropriate. redundant, statutory compensation would is to be at mid-market for all job bands, apply and the relevant pension plan rules including those subject to union negotiation. Pension contributions for new Executive may result in the early payment of an Directors appointed to the Board will be unreduced pension. set in accordance with the terms of the approved remuneration policy in force at the time of appointment. 77

National Grid Annual Report and Accounts 2018/19 Corporate Governance Directors’ Remuneration Report continued Directors’ remuneration policy – for approval by shareholders in 2019 continued On termination of employment, no APP disability and death, where awards will be External appointments award would generally be payable. However, released to the departing Executive Director The Executive Directors may, with the the Committee has the discretion to deem or, in the case of death, to their estate. approval of the Board, accept one external an individual to be a ‘good leaver’, in which Long-term share plan awards held by ‘good appointment as a Non-executive Director of case a pro-rata discretionary payment could leavers’ will normally vest subject to another company and retain any fees received be paid, based on financial performance performance measured at the normal vesting for the appointment. Experience as a board (as measured at the end of the financial year) date and will be reduced pro-rata for each member of another company is considered and the achievement of individual objectives completed month starting on the date of to be valuable personal development, which during the financial year up to termination. grant. Such awards would vest at the same in turn is of benefit to the Company. In the UK the discretionary payment would time as for other participants, apart from generally be paid at the normal time. In the US circumstances in which the award recipient Total remuneration opportunity the payment would be made earlier if required has died, in which case the awards vest as for tax compliance purposes, in which case soon as practicable (based on a forecast The total remuneration for each of the the Committee would apply discretion to of performance). Executive Directors that could result from determine an appropriate level of financial the remuneration policy in 2019 under three performance. Examples of circumstances, At the Committee’s discretion, the Company different performance levels (below threshold, whilst not exhaustive, which could trigger may also agree other payments such as an when only fixed pay is receivable, on target ‘good leaver’ treatment include redundancy, agreed amount for legal fees associated with and maximum) is shown below. The maximum retirement, illness, injury, disability and death. the departure of the Executive Director and receivable assuming 50% share price growth The Committee will apply discretion to outplacement support. (or a reduction) in LTPP awards over a determine if the pro-rata discretionary three-year performance period, and the basis payment should be made sooner than No compensation would be paid for loss of for this calculation, is set out in note 6 below. it would normally be paid, for example, office of Directors on a change of control of in the case of death. the Company. Further details are provided Corporate and share capital events at page 221. The Group’s employee share plans (including On termination of employment, outstanding the LTPP) contain standard provisions that awards under the share plans will be treated No compensation is payable to the Chairman or allow awards (and where relevant their in accordance with the relevant plan rules Non-executive Directors if they are required to exercise prices) to be adjusted, or in some approved by shareholders. Unvested share stand down or are not re-elected at the AGM. cases vest or be exchanged, on the awards would normally lapse. ‘Good leaver’ occurrence of a corporate or share capital provisions apply at the Committee’s discretion Copies of Directors’ service contracts event such as a capitalisation or rights issue, and in specified circumstances. Examples of and letters of appointment are available for sub-division, consolidation or reduction of circumstances, whilst not exhaustive, which inspection at the Company’s registered office. share capital, demerger, special dividend or could trigger ‘good leaver’, include: distribution, listing or change of control, redundancy, retirement, illness, injury, normally at the discretion of the Committee. Total remuneration opportunity, by Executive Director Andy Agg John Pettigrew Dean Seavers Nicola Shaw ��000 ��000 ��000 ��000 £3,124 £5,919 £4,487 £2,948 Key: 57% 61% 57% 57% �i�ed A�� ���� £1,859 £3,474 £2,671 £1,755 48% 52% 48% 48% 24% 22% 24% 24% £595 20% £1,029 18% £855 20% £562 20% 100% 32% 19% 100% 30% 17% 100% 32% 19% 100% 32% 19% �i�ed �n �ar�et �a�i�u� �i�ed �n �ar�et �a�i�u� �i�ed �n �ar�et �a�i�u� �i�ed �n �ar�et �a�i�u� pa� pa� pa� pa� Notes: 1. Fixed pay consists of salary, pension and benefits in kind as provided under the remuneration policy. 2. Salary is that to be paid in 2019/20, taking account of the increases that will be effective from 1 June 2019 as shown on page 89. 3. Benefits in kind and pension are as shown in the Single Total Figure of Remuneration table for 2018/19 on page 79. 4. APP calculations are based on 125% of salary for the period 1 April 2019 to 31 March 2020. APP payout is 50% for on-target performance and the maximum of 100% is for achieving stretch. 5. LTPP calculations are based on awards with a face value of 350% of 1 June 2019 salary for John Pettigrew and 300% of 1 June 2019 salary for all other Executive Directors. Share price value used 837.34p / ADS price used $54.73 / exchange rate used $1.3054:£1. LTPP payout is 50% for on-target performance and the maximum of 100% is for achieving stretch. Excludes changes in share price and dividend equivalents. 6. For LTPP calculations, assuming either a 50% share/ADS price growth (or reduction) over the three-year performance period, the increase (or decrease) in LTPP value and maximum total compensation for each of the Executive Directors would be (all amounts expressed as £’000): Andy Agg: LTI value would increase (or decrease) from £1,785 to £2,677 (or £892) and maximum total compensation would rise (or reduce) from £3,124 to £4,016 (or £2,231) respectively John Pettigrew: LTI value would increase (or decrease) from £3,603 to £5,405 (or £1,802) and maximum total compensation would rise (or reduce) from £5,919 to £7,721 (or £4,118) respectively Dean Seavers: LTI value would increase (or decrease) from £2,564 to £3,846 (or £1,282) and maximum total compensation would rise (or reduce) from £4,487 to £5,769 (or £3,205) respectively Nicola Shaw: LTI value would increase (or decrease) from £1,685 to £2,527 (or £842) and maximum total compensation would rise (or reduce) from £2,948 to £3,790 (or £2,106) respectively. 78

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Directors’ Remuneration Report Statement of implementation of remuneration policy in 2018/19 Role of Remuneration Committee The Committee is responsible for recommending to the Board the remuneration policy for Executive Directors, the other members of the Executive Committee and the Chairman, and for implementing this policy. The aim is to align the remuneration policy to Company strategy and key business objectives, and ensure it reflects our shareholders’, customers’ and regulators’ interests. The members of the Remuneration Committee in 2018/19 were Nora Mead Brownell (until April 2019), Jonathan Dawson (chair), Pierre Dufour (until July 2018 AGM), Earl Shipp (from January 2019) and Mark Williamson. The Committee’s activities during the year Meeting Main areas of discussion April 2017/18 individual objectives scoring for Executive Committee Approval of 2018/19 objectives for Executive Committee Discussion on 2017/18 expected incentive plan outturns Discussion on 2019 remuneration policy May (three meetings) 2017/18 APP financial outturns and confirmation of awards for Executive Committee Discussion on expected 2015 LTPP outturns Annual salary review and LTPP proposals for Executive Committee Review and approval of Chairman’s fees Items related to outgoing CFO and interim CFO appointment September Discussion on 2019 remuneration policy including the impact of the new UK Corporate Governance Code October Discussion on 2019 remuneration policy November Discussion on expected outturns for outstanding LTPP awards Review of gender and ethnicity pay gaps December Items related to CFO appointment and new Executive Committee appointment January Approval of refinements to remuneration policy following investor consultation Items related to new Executive Committee appointment March Market data review for Executive Committee remuneration and initial proposals for base salary increases First review of 2019/20 individual objectives of Executive Committee Single Total Figure of Remuneration – Executive Directors The following table shows a single total figure in respect of qualifying service for 2018/19, together with comparative figures for 2017/18: Salary Benefits in kind APP LTPP Pension Total £’000 £’000 £’000 £’000 £’000 £’000 18/19 17/18 18/19 17/18 18/19 17/18 18/19 17/18 18/19 17/18 18/19 17/18 Andy Agg 149 – 4 – 158 – 19 – 30 – 360 – Andrew Bonfield 255 768 23 69 0 787 0 2,183 77 230 355 4,037 John Pettigrew 944 887 94 85 994 919 2,247 1,491 283 266 4,562 3,648 Dean Seavers 825 771 30 24 457 740 1,551 1,398 138 142 3,001 3,075 Nicola Shaw 515 484 15 14 552 383 959 – 155 145 2,196 1,026 Total 2,688 2,910 166 192 2,161 2,829 4,776 5,072 683 783 10,474 11,786 Notes: Salary: Base salaries were last increased on 1 June 2018 other than for Andrew Bonfield, who was not eligible to receive a salary increase due to leaving the business. Andy Agg’s salary reflects the time in his role as CFO, 1 January to 31 March 2019. Andrew Bonfield’s salary reflects the period before he left the business, 1 April to 31 July 2018. Benefits in kind: Benefits in kind (BIK) include private medical insurance, life assurance and, for UK-based Executive Directors, either a fully expensed car or a cash alternative to a car and the use of a car and a driver when required. There were no Sharesave options granted to any of the Executive Directors during 2018/19. Andy Agg’s BIK reflects the time in his role as CFO, 1 January to 31 March 2019. Andrew Bonfield’s BIK reflects the period before he left the business, 1 April to 31 July 2018. APP: Andy Agg’s APP reflects his contribution for the three months of his appointment as CFO, 1 January to 31 March 2019. Andrew Bonfield was not eligible to receive an award due to leaving the business. LTPP: The 2016 LTPP is due to vest in July 2019. The average share price over the three months from 1 January 2019 to 31 March 2019 of 837.34p ($54.73 per ADS) has been applied. The 2017/18 LTPP figures have been restated because last year they were estimated using the average share price (January-March 2018) and they now include the actual share price on vesting at 1 July 2018 and all dividend equivalent shares. Due to a higher share price at vesting of 841.07p versus the estimate of 787.8p (and the additional dividend equivalent shares added for the dividend with a record date of 1 June 2018 with a dividend rate of 30.44p per share), the actual value at vesting was £189,419 and £129,414 higher than the estimate (last year) for Andrew Bonfield and John Pettigrew, respectively. Despite a lower ADS price at vesting of $54.936 versus the estimate of $55.16, the actual value at vesting was £36,581 higher than the estimate (last year) for Dean Seavers. This is because the change in price was more than offset by the additional dividend equivalent ADSs for the dividend with a record date of 1 June 2018 with a dividend rate of $2.0606 per ADS. For Andy Agg the LTPP value shown in the table is prorated 3/36ths in relation to his time as CFO since 1 January 2019. Impact of share price change: The impact of share price change for the 2016 LTPP, comparing the share price at grant (of 1,021.00p for Andy Agg and John Pettigrew and 1,105.07p for Nicola Shaw, who received her award on 12 July 2016, and $69.1825 for Dean Seavers) versus the average share price for the period 1 January 2019 to 31 March 2019 (837.34p and $54.73), was a reduction of 183.66p (18%) per share, 267.73p per share (24%) and $14.4525 per ADS (21%) respectively. This results in an estimated reduction in value (including dividend equivalents) of £4,267 for Andy Agg (prorated), £492,852 for John Pettigrew, $534,390 for Dean Seavers and £306,658 for Nicola Shaw. Pension: Andy Agg’s pension reflects the time in his role as CFO, 1 January to 31 March 2019. Andrew Bonfield’s pension reflects the period before he left the business, 1 April to 31 July 2018. 79

National Grid Annual Report and Accounts 2018/19 Corporate Governance Directors’ Remuneration Report continued Statement of implementation of remuneration policy in 2018/19 continued Annual Performance Plan (APP) Performance against targets for APP 2018/19 APP awards are earned by reference to the financial year and paid in June. Financial measures determine 70% of the APP, and individual objectives determine 30% of the APP. Payment of the APP award is made in shares (50% of the award) and cash (50%). Shares (after any sales to pay income tax) must be retained until the shareholding requirement is met, and in any event for two years after receipt. Threshold, target and stretch performance levels for the financial measures are predetermined by the Committee and pay out at 0%, 50% and 100% of the maximum potential for each part and on a straight-line basis in between threshold and target performance and target and stretch performance. Target and stretch performance levels for the individual objectives are also predetermined by the Committee, and an assessment of the performance relative to the target and stretch performance levels and outturns is made at the end of the performance year on each objective. The outcomes of APP awards earned for financial and individual performance in 2018/19 are summarised in the table below: Proportion of Proportion of Performance measure max opportunity Threshold Target Stretch Actual max achieved CEO and CFO Adjusted EPS (p/share) 35% 52.7 56.2 59.7 59.0 90.0% Group RoE (%) 35% 11.24 11.64 12.04 11.91 83.7% Executive Director, UK UK Value Added (£m) 23.3% 1,638 1,698 1,758 1,758 100.0% UK RoE (%) (Percentage points above average allowed regulatory return) 23.3% 1.75 2.00 2.25 2.71 100.0% Underlying UK Operating Profit (£m) 23.3% 1,362 1,412 1,462 1,433 71.0% Executive Director, US US Value Added (£m) 23.3% 1,330 1,380 1,430 1,563 100.0% US RoE (%) 23.3% 8.9 9.1 9.3 8.8 0.0% Underlying US Operating Profit (£m) 23.3% 1,683 1,743 1,803 1,644 0.0% All Executive Directors Individual objectives (%) 30% Detail expanded in tables below 70%-81% Notes: Adjusted EPS: Technical adjustments have been made increasing the target by 2.1p to reflect the net effect of currency adjustments, the reclassification of the Group’s 39% interest in Cadent as held for sale and discontinued operations, the impact of timing and major storm costs, certain actuarial assumptions on pensions, and to ensure the consistency of accounting treatment. Group RoE: Technical adjustments have been made to reflect the net effect of the reclassification of the Group’s 39% interest in Cadent as held for sale and discontinued operations, the true-up of opening equity, and to ensure consistency of accounting treatment. UK financial measures: Technical adjustments have been made to ensure consistency of accounting treatment (and in the case of operating profit, to also reflect the net effect of certain actuarial assumptions on pensions). US financial measures: Technical adjustments have been made to US operating profit to reflect the net effect of currency adjustments and to ensure consistency of accounting treatment. A technical adjustment has been made to US RoE to true-up the equity weighting element of the calculation. 80

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Directors’ Remuneration Report Individual Objectives For 2018/19, the individual objectives of the Executive Directors when taken together were designed to deliver against each of our business priorities. Performance against these objectives is set out in the tables below and on the following page. As with the financial measures, the achievement of ‘stretch’ performance and ‘target’ performance results in 100% and 50% respectively of the maximum payout. Key — achievement against objective not achieved below target outcome target outcome between target and stretch outcome stretch outcome Andy Agg Individual objective & performance commentary Weighting Outturn Drive the efficiency of the business 25% • Major cost efficiency programmes across the Group have been substantially delivered • Enhanced controls in our UK business Engage with investors 25% • Established himself as CFO with investors and undertook an extensive investor engagement campaign Delivering value for investors 25% • Successfully agreed sale for our 25% minority stake in Cadent, delivering strong cash returns • Provided excellent support to RIIO-T2 and US rate case teams Develop more diversity in talent 25% • Significantly increased both the gender and ethnic diversity among the leadership population in the Finance function Summary Andy Agg has made a strong start in the role, both as Interim CFO and, following his appointment, as CFO. In particular, he 100% 81% delivered investor value through the sale of our remaining stake in Cadent and through efficiency programmes in both the US and UK. Andy also enhanced controls in our UK business, supported the acquisition of Geronimo Energy in the US, provided excellent support to the RIIO-T2 and US rate case teams, and increased the diversity of our employees in the Finance function. John Pettigrew Individual objective & performance commentary Weighting Outturn Delivering value for investors 40% • Successfully completed sale for 25% minority stake in Cadent, delivering strong cash returns • Implemented operating model changes in both the US and UK, leading to early cost efficiencies, and on track to deliver future reductions in operational expenditures • Conducted comprehensive strategy and finance review to continue to support investor proposition Engaging with external stakeholders 20% • Supported US business to successfully complete new rate cases, and established and/or maintained strong engagement with multiple US stakeholders, albeit with some difficulties in relation to the labour dispute in Massachusetts • As in 2017/18, continued to support UK business with positive management of key stakeholders and debate on RIIO-T2, though there remains more work to be done to achieve an acceptable outcome on Hinkley-Seabank Driving our corporate social responsibility agenda 20% • Initiated review to drive enhanced focus on social purpose. Grid 4 Good simulations and pilots established with growing awareness across the business • Established strong understanding across workforce of what it means to be a purpose-led organisation Driving our people agenda 20% • Increased gender and ethnic diversity among leader population • Created a Senior Leadership Development Programme to strengthen succession and leadership capabilities • More work to be done to strengthen the pipeline of credible successors throughout organisation Summary John Pettigrew has had a strong year, delivering investor value and continuing to engage successfully with key external 100% 78% stakeholders, with some difficulties due to the labour dispute in Massachusetts. John made significant progress in driving our corporate social responsibility and people agendas. 81

National Grid Annual Report and Accounts 2018/19 Corporate Governance Directors’ Remuneration Report continued Statement of implementation of remuneration policy in 2018/19 continued Dean Seavers Individual objective & performance commentary Weighting Outturn Deliver a step change in customer delivery 25% • Successfully delivered customer strategy. Significant enhancements have been made in the distributed generator connection process in particular. However, changes in First Contact Resolution, which were key components of this objective, were below target Define and implement a revised operating model 25% • Completed operating model work ahead of schedule • Identified cost efficiencies to enable growth in a sustainable way with no detrimental impact on reliability and safety Deliver successful outcomes in rate case filings for Massachusetts and Rhode Island 25% • Delivered both Massachusetts and Rhode Island rate cases successfully with potential to earn 9.5% RoE • Reviewed impact of tax reform to mitigate negative impact for National Grid’s US business Develop more diversity in talent 25% • Significantly increased both the gender and ethnicity diversity of the US Leadership Team Summary Dean Seavers delivered considerable enhancements in customer initiatives, a revised operating model, and successful rate 100% 70% cases in MA and RI. He also significantly increased the gender and ethnicity diversity of the US Leadership Team. The US had some difficulties due to the labour dispute, but under Dean’s leadership the US maintained strong reliability and safety performance. Nicola Shaw Individual objective & performance commentary Weighting Outturn Deliver a step change in customer delivery 25% • Improved customer satisfaction scores; maintained Net Promoter Score • Successfully delivered customer strategy Deliver a step change in operational performance 25% • Delivered change in operational performance (including £24 million cost reduction) in line with plan while managing all key risks and the legal separation of our Electricity System Operator business Deliver successful regulatory outcomes 25% • Strong engagement with key stakeholders related to Hinkley-Seabank though there remains more to do • Progressed engagement with Ofgem on RIIO-T2 regulatory arrangements, including a thorough response to Ofgem’s consultation document Develop our talent and people 25% • Strong leadership through period of significant change • Developed and delivered people initiatives, though employee enablement and engagement scores, which were key components of this objective, declined over the year Summary Nicola Shaw has delivered enhancements in the areas of customer delivery, operational performance, and engagement with 100% 75% Ofgem and other key stakeholders. In particular, Nicola has successfully undertaken and managed a significant change programme in the UK this year and the legal separation of our Electricity System Operator business. During this period, project delivery and safety, reliability and environmental performance have been strong. 82

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Directors’ Remuneration Report 2018/19 APP as a proportion of base salary The overall APP award and its composition based on financial performance and individual performance for each Executive Director is shown as a proportion of salary. Executive Directors at 31 March 2019 Former CFO Max Actual Max Actual Max Actual Max Actual Max Actual 125% 125% 125% 125% 125% 37.50% 37.50% 37.50% 37.50% 37.50% 106% 105% 107% Key: 30.38% 29.25% 28.13% Individual UK/US Operating Proﬁt 43.75% 43.75% 29.17% 29.17% 43.75% 20.70% Group/UK/US RoE 36.62% 36.62% 55% Adjusted EPS 29.17% 26.25% 29.17% 29.16% UK/US Value Added 43.75% 39.38% 43.75% 39.38% 43.75% 29.16% 29.16% 29.16% 29.16% 0% APP £185,938 £158,285 £1,180,266 £994,161 £1,031,188 £456,940 £643,781 £551,798 £321,369 £0 amount Andy Agg John Pettigrew Dean Seavers Nicola Shaw Andrew Bonﬁeld Note: 1. US RoE/US Value Added/US Operating Profit pertain to Dean Seavers Executive Director, US, and UK RoE/UK Value Added/UK Operating Profit pertain to Nicola Shaw, Executive Director, UK. US Operating Profit and US RoE payouts are zero for 2018/19. 2. The APP award shown for Andy Agg relates to his appointment as CFO from 1 January to 31 March 2019. 2018/19 LTPP performance The LTPP value included in the 2018/19 single total figure relates to anticipated vesting of the conditional LTPP awards granted in 2016. 2016 LTPP The 2016 award is determined by performance over the three years ended 31 March 2019 of RoE (50% weighting) and Group Value Growth (50% weighting), which will vest on 1 July 2019. LTPP vesting is based upon the position held at the award date. For the UK and US Executive Directors in position at the award date, the RoE component is split equally between Group RoE and UK and US RoE respectively. For the CEO and the CFO in position at the award date, the entire RoE component is based on Group RoE. The performance achieved against the 2016 LTPP award performance targets was: Actual/expected Threshold – 20% Maximum – 100% Actual/expected proportion of Performance measure vesting vesting vesting maximum achieved Group RoE (50% weighting for the CEO and CFO, 11.0% 12.5% or more 11.9% 69.8% 25% weighting for the Executive Director, UK, and the Executive Director, US) UK RoE (25% weighting for the RoE is 1 percentage RoE is 3.5 percentage RoE is 2.4 percentage 65.9% Executive Director, UK) point above the average points or more above the points above the average allowed regulatory return average allowed allowed regulatory return regulatory return US RoE (25% weighting for the 90% of the average 105% of the average 92% of the average 28.1% Executive Director, US) allowed regulatory return allowed regulatory return allowed regulatory return Group Value Growth (50% weighting) 10.0% 12.0% or more 11.97% 98.7% The Group Value Growth vesting includes an amount, consistent with the vested awards disclosed in the 2016/17 and 2017/18 reports, to reflect the value added from the sale of a majority interest in the UK Gas Distribution business in 2016/17, as this event occurred within the three-year 2016–2019 performance period measured. 83

National Grid Annual Report and Accounts 2018/19 Corporate Governance Directors’ Remuneration Report continued Statement of implementation of remuneration policy in 2018/19 continued The amounts expected to vest under the 2016 LTPP for the performance period ended on 31 March 2019 and included in the 2018/19 single total figure are shown in the table below. The valuation is based on the average share price over the three months from 1 January 2019 to 31 March 2019 of 837.34p ($54.73 per ADS). Total value of awards vesting Original number Number and dividend of share awards Overall vesting Number of of dividend equivalent shares in 2016 LTPP percentage awards vesting equivalent shares (£’000) Andy Agg 2,448 84.2% 2,061 261 19 John Pettigrew 282,810 84.2% 238,126 30,224 2,247 Dean Seavers (ADSs) 44,447 73.8% 32,802 4,179 1,551 Nicola Shaw 122,164 83.2% 101,640 12,900 959 Note: The total value of awards vesting and dividend equivalent shares are subject to a two-year holding period. Andy Agg: The 2016 LTPP vest has been prorated by 3/36ths in relation to his time as CFO since 1 January 2019. Total pension benefits Andy Agg, Andrew Bonfield, John Pettigrew and Nicola Shaw received a cash allowance in lieu of participation in a pension arrangement. Dean Seavers participated in a defined contribution pension arrangement in the US. There are no additional benefits on early retirement. The values of these benefits, received during this year, are shown in the single total figure of remuneration table. John Pettigrew has, in addition, accrued defined benefit (DB) entitlements. He opted out of the DB scheme on 31 March 2016 with a deferred pension and lump sum payable at his normal retirement date. At 31 March 2019, John Pettigrew’s accrued DB pension was £159,759 per annum and his accrued lump sum was £479,276. No additional DB entitlements have been earned over the financial year, other than an increase for price inflation due under the pension scheme rules and legislation. Under the terms of the pension scheme, if he satisfies the ill health requirements, or he is made redundant, an unreduced and immediate pension may be payable earlier than his normal retirement date. A lump sum death in service benefit is also provided in respect of these DB entitlements. Single total figure of remuneration – Non-executive Directors The following table shows a single total figure in respect of qualifying service for 2018/19, together with comparative figures for 2017/18: Fees £’000 Other emoluments £’000 Total £’000 2018/19 2017/18 2018/19 2017/18 2018/19 2017/18 Nora Mead Brownell 100 98 8 8 108 106 Jonathan Dawson 108 106 2 0 110 106 Pierre Dufour 33 99 3 13 36 112 Therese Esperdy 138 136 15 15 153 151 Sir Peter Gershon 523 511 83 74 606 585 Paul Golby 101 100 5 4 106 104 Amanda Mesler 77 – – – 77 – Earl Shipp 25 – 3 – 28 – Mark Williamson 130 128 6 6 136 134 Total 1,235 1,178 125 120 1,360 1,298 Notes: Receiving the US-based Board fee: Nora Mead Brownell, Pierre Dufour, Therese Esperdy and Earl Shipp. Receiving the UK-based Board fee: Jonathan Dawson, Paul Golby, Amanda Mesler and Mark Williamson. Nora Mead Brownell: Nora Mead Brownell stepped down in April 2019. Pierre Dufour: Pierre Dufour stepped down at the 2018 AGM. Therese Esperdy: Fees for 2018/19 include £25,000 in fees for serving on the National Grid USA Board. Sir Peter Gershon: Other emoluments comprise private medical insurance and the use of a car and driver when required. Effective 1 April 2018 the Chairman waived his entitlement to receive a cash allowance in lieu of a car. The Chairman continues to have the use of a car and driver, when required. Amanda Mesler: Amanda Mesler joined the Board on 17 May 2018. Earl Shipp: Earl Shipp joined the Board on 1 January 2019. Other emoluments: In accordance with the Company’s expenses policies, Non-executive Directors receive reimbursement for their reasonable expenses for attending Board meetings. In instances where these costs are treated by HMRC as taxable benefits, the Company also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC and these costs are included in the table above. The total emoluments paid to Executive and Non-executive Directors in the year was £11.8 million (2017/18: £12.8 million). 84

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Directors’ Remuneration Report Other Remuneration Disclosures 2018 LTPP (conditional award) granted during the financial year The face value of the awards is calculated using the volume weighted average share price at the date of grant (28 June 2018) (£8.374083 per share and $55.2239 per ADS) and is used to determine the value of the awards granted. Proportion vesting at threshold Performance Basis of award Face value ‘000 performance Number of shares period end date Andy Agg 200% of salary £920 20% 109,886 31 March 2021 John Pettigrew 350% of salary £3,336 20% 398,398 31 March 2021 Dean Seavers (ADSs) 300% of salary $3,246 20% 58,786 (ADSs) 31 March 2021 Nicola Shaw 300% of salary £1,560 20% 186,263 31 March 2021 Notes: The 2018 LTPP grant will vest on 1 July 2021. The total value of awards vesting and dividend equivalent shares are subject to a two-year holding period. Andy Agg: Andy Agg’s award is based upon his position as interim CFO at 28 June 2018 and not as an Executive Director. Performance conditions for LTPP awards granted during the financial year Conditional share awards granted – 2018 Weighting for all Threshold Maximum Performance measure Executive Directors 20% vesting 100% vesting Group RoE 50% 11.0% 12.5% or more Group Value Growth 50% 10.0% 12.0% or more Payments for loss of office There were no payments made for loss of office during 2018/19. Andrew Bonfield stepped down from the Board on 30 July at the AGM and was paid his salary and contractual benefits until 31 July 2018. Since his departure was due to resignation, which does not qualify as ‘good leaver’ status, he was not eligible for an APP award for 2018/19 and his 2016 LTPP and 2017 LTPP awards were forfeited. His 2015 LTPP award vested on 1 July 2018, and since Andrew was employed on the vesting date of 1 July 2018, he was eligible to receive the vested shares and these are disclosed in the single total figure of remuneration table. Payments to past Directors Steve Holliday stepped down from the Board and retired from the Company on 22 July 2016. He held a 2015 LTPP award prorated for time served. Total value of awards vesting and dividend Prorated number of Overall vesting Number of awards Number of dividend equivalent shares Past Director share awards percentage vesting equivalent shares (£’000) Steve Holliday 2015 LTPP 141,813 86.00% 121,959 19,767 1,192 Note: The overall vesting percentage is in line with other Executive Directors and specifically relates to the CEO role at the award date. The total value of awards vesting has been calculated using the actual share price at 1 July 2018 and includes dividend equivalent shares. Post-employment share ownership requirements Andrew Bonfield stepped down from the Board at the 2018 July AGM and left the Company on 31 July 2018. He is required to maintain a holding in National Grid shares to the value of at least 200% of his salary (at the time of leaving) for a period of three years ending on 31 July 2021. At 31 March 2019, Andrew Bonfield had continued to meet this requirement. Shareholder dilution Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive share-based incentives will not exceed 5% in any 10-year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Committee reviews dilution against these limits regularly and under these limits the Company, as at 31 March 2019, had headroom of 3.91% and 7.83% respectively. 85

National Grid Annual Report and Accounts 2018/19 Corporate Governance Directors’ Remuneration Report continued Statement of implementation of remuneration policy in 2018/19 continued Statement of Directors’ shareholdings and share interests The Executive Directors are required to build up and hold a shareholding from vested share plan awards. The following table shows how each Executive Director complies with the shareholding requirement and also the number of shares owned by the Non-executive Directors, including connected persons. The shareholding is as at 31 March 2019 and the salary used to calculate the value of the shareholding is the gross annual salary as at 31 March 2019. As Andy Agg was only appointed to the Board in January 2019, he is not expected to meet the requirement until 2024. Nicola Shaw is also relatively new in post and is expected to meet the requirement in 2023. Dean Seavers is expected to meet the requirement in 2021. John Pettigrew is expected to meet his requirement in 2020. This is one year earlier than reported last year because the calculation carried out last year used the share price of 802.2p which projected the date of meeting the required shareholding as 2021. The calculation this year has used a share price of 850.8p which means the value of his shareholding has increased resulting in the projection to meet the shareholding requirement moving forward to 2020. These projections assume on-target performance/vesting outturns. Executive Directors will not be allowed to sell shares until this requirement is met. Non-executive Directors do not have a shareholding requirement. The normal vesting dates for the conditional share awards subject to performance conditions are 1 July 2019, 1 July 2020 and 1 July 2021 for the 2016 LTPP, 2017 LTPP and 2018 LTPP respectively. In April 2019, a further 18 shares were purchased on behalf of each of Andy Agg, John Pettigrew and Nicola Shaw and again in May 2019. These shares were purchased via the Share Incentive Plan (an HMRC approved all-employee share plan), thereby increasing their beneficial interests. There have been no other changes in Directors’ shareholdings between 1 April 2018 and 15 May 2019. Conditional share Number of awards subject to Share ownership shares owned Value of shares held Number of options performance requirements outright (including as a multiple of held under the conditions (LTPP Directors (multiple of salary) connected persons) current salary Sharesave Plan 2016, 2017 & 2018) Executive Directors Andy Agg 400% 96,056 136% 4,045 188,348 Andrew Bonfield (at 31 July 2018) 400% 633,091 693% 3,230 0 John Pettigrew 500% 482,758 428% 4,286 1,004,413 Dean Seavers (ADSs) 400% 53,341 275% – 152,527 Nicola Shaw 400% 21,153 35% 4,070 459,536 Non-executive Directors Nora Mead Brownell (ADSs) – 4,583 – – – Jonathan Dawson – 38,787 – – – Therese Esperdy (ADSs) – 1,587 – – – Sir Peter Gershon – 95,238 – – – Paul Golby – 2,291 – – – Amanda Mesler – 0 – – – Earl Shipp (ADSs) – 0 – – – Mark Williamson – 47,46 0 – – – Notes: Andy Agg: On 31 March 2019 Andy Agg held 4,045 options under the Sharesave Plan. 4,045 options were held at a value of 749p and they can be exercised at 749p per share between April 2020 and September 2020. The number of conditional share awards subject to performance conditions is as follows: 2016 LTPP: 29,382; 2017 LTPP: 49,080; 2018 LTPP: 109,886. Andrew Bonfield: The number of shares owned (633,091) and options held (3,230) are stated as at 31 July 2018. Conditional awards totalling 458,493 in respect of 2016 and 2017 LTPP have lapsed due to Andrew’s resignation. John Pettigrew: On 31 March 2019 John Pettigrew held 4,286 options under the Sharesave Plan. 1,252 options were held at a value of 599p per share and they can be exercised at 599p per share between April 2019 and September 2019. 3,034 options were held at a value of 749p per share and they can be exercised at 749p per share between April 2020 and September 2020. The number of conditional share awards subject to performance conditions is as follows: 2016 LTPP: 282,810; 2017 LTPP: 323,205; 2018 LTPP: 398,398. Dean Seavers: The number of conditional share awards (ADSs) subject to performance conditions is as follows: 2016 LTPP: 44,447; 2017 LTPP: 49,294; 2018 LTPP: 58,786. Nicola Shaw: On 31 March 2019 Nicola Shaw held 4,070 options under the Sharesave Plan. 4,070 options were held at a value of 737p per share and they can be exercised at 737p per share between April 2022 and September 2022. The number of conditional share awards subject to performance conditions is as follows: 2016 LTPP: 122,164; 2017 LTPP: 151,109; 2018 LTPP: 186,263. Dean Seavers, Nora Mead Brownell, Therese Esperdy and Earl Shipp: Holdings and, for Dean Seavers, awards are shown as ADSs and each ADS represents five ordinary shares. Nora Mead Brownell stepped down from the Board on 8 April 2019. 86

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Directors’ Remuneration Report External appointments and retention of fees The table below details the Executive Directors (at 31 March 2019) who served as Non-executive Directors in other companies during the year ended 31 March 2019: Company Retained fees John Pettigrew Rentokil Initial plc £60,000 Dean Seavers £68,818 Albermarle Corporation (from 8 May 2018) ($89,835) Nicola Shaw £105,861 International Consolidated Airlines Group S.A. (€120,000) Relative importance of spend on pay The chart below shows the relative importance of spend on pay compared with other costs and disbursements (dividends, tax, net interest and capital expenditure). Given the capital-intensive nature of our business and the scale of our operations, these costs were chosen as the most relevant for comparison purposes. All amounts exclude exceptional items and remeasurements. 6% 4,321 4,074 Key: 2018/19 �� 201�/18 �� 12% 4% 1,852 1,648 1,551 1,610 -1% -16% 1,001 993 584 488 �a�roll costs �i�idends �a� Net interest �apital e�penditure Notes: 1. The Dividends figure for 2017/18 has been restated at £1,551 million (from £1,522 million) to reflect the actual value of dividends paid. 2. 2017/18 comparators for tax and net interest have been restated to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current financial period. 3. Percentage increase/decrease of the costs between years is shown. 4. The reduction in the underlying tax charge reflects the lowering of the federal tax rate in the US as a result of US Tax reform. Performance graph This chart shows National Grid plc’s ten-year annual Total Shareholder Return (TSR) performance against the FTSE 100 Index since 31 March 2009. The FTSE 100 Index has been chosen because it is the widely recognised performance benchmark for large companies in the UK. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date. It assumes dividends are reinvested. Total shareholder return ��0 Key: 309.95 300.14 �00 289.19 National Grid plc 248.64 263.10 2�0 223.74 279.48 ���� 100 �nde� 197.94 262.78 251.39 200 173.94 227.33 155.79 167.17 211.45 211.21 1�0 190.98 155.42 100 123.65 131.11 100.00 �0 0 �1/0�/09 �1/0�/10 �1/0�/11 �1/0�/12 �1/0�/1� �1/0�/1� �1/0�/1� �1/0�/1� �1/0�/1� �1/0�/18 �1/0�/19 Note: Data source: The data source for the above graph has been changed for 2018/19 from FactSet to DataStream. This has not resulted in any changes to prior year figures. Chief Executive’s pay in the last ten financial years Steve Holliday was CEO throughout the seven-year period from 2009/10 to 2015/16. John Pettigrew became CEO on 1 April 2016. Steve Holliday John Pettigrew 2009/10 2010/11 2011/12 2012/13 2013/14 2014/15 2015/16 2016/17 2017/18 2018/19 Single total figure of remuneration (£’000) 3,931 3,738 3,539 3,170 4,801 4,845 5,151 4,623 3,648 4,562 Single total figure of remuneration including only 2014 LTPP (£’000) 3,931 APP (proportion of maximum awarded) 95.33% 81.33% 68.67% 55.65% 77.94% 94.80% 94.60% 73.86% 82.90% 84.20% PSP/LTPP (proportion of maximum vesting) 100.00% 65.15% 49.50% 25.15% 76.20% 55.81% 63.45% 90.41% 85.20% 84.20% Notes: Single total figure 2018/19: The figure for 2018/19 for John Pettigrew is explained in the single total figure table for Executive Directors. Single total figure 2017/18: The figure for 2017/18 has been restated to reflect actual share price at 1 July 2017, consistent with comparative figures shown in this year’s single total figure of remuneration table. 2014 LTPP: The 2016/17 LTPP figure includes both the 2013 LTPP award and the 2014 LTPP award due to a change in the vesting period of three years to four years between the 2013 LTPP and 2014 LTPP. PSP/LTPP plans: Prior to 2014, LTPP awards were made under a different LTI framework which incorporated a four-year performance period for the RoE element of the awards. The last award under this framework was made in 2013 and was fully vested in 2017. Awards made from 2014 are subject to a three-year performance period. The first of these awards vested in 2017. 87

National Grid Annual Report and Accounts 2018/19 Corporate Governance Directors’ Remuneration Report continued Statement of implementation of remuneration policy in 2018/19 continued Percentage change in CEO’s remuneration The table below shows how the percentage change in the CEO’s salary, benefits and APP between 2017/18 and 2018/19 compares with the percentage change in the average of each of those components of remuneration for non-union employees in the UK and the US. The Committee views this group as the most appropriate comparator group, as this group excludes employees represented by trade unions whose pay and benefits are negotiated with each individual union. Salary Taxable benefits APP 2018/19 2017/18 2018/19 2017/18 2018/19 2017/18 £’000 £’000 Change £’000 £’000 Change £’000 £’000 Change John Pettigrew 944 887 6.4% 94 85 10.6% 994 919 8.2% Non-union employees (average increase) 1.6% 0.9% 1.2% Notes: Non-union employees: The population is not a constant comparator group due to external hires and promotions which skew the salary data calculation. Calculating the salary change comparing employees that were employed throughout the period results in a 4.8% change. Pay data for US employees have been converted at $1.3054:£1. CEO pay ratio Ahead of the mandatory reporting requirements we have voluntarily disclosed our UK CEO pay ratios comparing the CEO single total figure of remuneration to the equivalent pay for the lower quartile, median and upper quartile UK employees (calculated on a full-time equivalent basis). The ratios have been calculated in accordance with the Companies (Miscellaneous Reporting) Regulations 2018, which were published during 2018 and will first formally apply to National Grid’s financial year beginning 1 April 2019. 25th percentile Median 75th percentile 2019 – voluntary Method pay ratio pay ratio pay ratio UK Option A 96:1 76:1 58:1 Group 48:1 The comparison with UK employees is specified by the regulations. US employees represent approximately 74% of our total employees. Our median pay ratio on a Group-wide basis is 48:1, calculated on the same basis as the UK pay ratios and an exchange rate of $1.3504:£1. Excluding estimated 2016 LTPP vesting our median pay ratios are 38:1 and 24:1 for the UK and Group respectively. The lower Group median pay ratio versus the UK reflects the higher labour cost in the US versus the UK, which is further influenced by the US locations in which we operate which have even higher labour costs than the US on average. The ratio of the pay of our Executive Director, UK, to the median UK employee is 36:1 and excluding the estimated 2016 LTPP vesting is 20:1. The regulations require the total pay and benefits and the salary component of total pay and benefits to be set out as follows: Total pay & Pay data Base salary benefits CEO remuneration £944,213 £4,562,987 UK employee 25th percentile £33,250 £47,339 UK employee 50th percentile £43,795 £60,376 UK employee 75th percentile £59,577 £78,091 Flexibility is provided to adopt one of three methods for calculating the ratios. We have chosen Option A which is a calculation based on the pay of all UK employees on a full-time equivalent basis as this option is considered to be more statistically robust. The ratios are based on total pay and benefits and short-term and long-term incentives applicable for the financial year 1 April 2018 – 31 March 2019. The reference employees at the 25th, 50th and 75th percentile have been determined by reference to the last day of the financial year, 31 March 2019, though estimates have been used for the 2018/19 APP payouts and performance outturns of the 2016 Long Term Performance Plan and dividend equivalents. This year the 2016 LTPP vesting represents some 53% of the CEO’s single total figure. However, only 2% of UK-based employees will receive an estimated 2016 LTPP vest in our pay ratio calculations and all of these employees are in the upper quartile of our ranked list and so are not selected as a 75th percentile (or below) reference employee. Removing the impact of LTPP vesting in our calculations results in lower ratios for the reference employees of 49:1, 38:1 and 30:1 at the 25th, 50th and 75th percentiles respectively. As employees advance through the Company there will be the opportunity to receive higher rewards commensurate with increased accountability and market practice. All employees are eligible for a performance-based annual payment. Our principles for pay setting and progression in our wider workforce are the same as for our executives – mid-market approach to total reward, being sufficiently competitive to attract and retain high-calibre individuals without over-paying and providing the opportunity for individual development and career progression. The pay ratios reflect how remuneration arrangements differ as accountability increases for more senior roles within the organisation and in particular the ratios reflect the weighting towards long-term value creation and alignment with shareholder interests for the CEO. We are satisfied that the median pay ratio voluntarily reported this year is consistent with our wider pay, reward and progression policies for employees. The median reference employee falls within our collectively bargained employee population and has the opportunity for annual pay increases, annual performance payments and career progression and development opportunities. 88

National Grid Annual Report and Accounts 2018/19 Corporate Governance | Directors’ Remuneration Report Statement of implementation of remuneration policy in 2019/20 It is intended that the remuneration policy for approval at the 2019 AGM will be implemented during 2019/20 as described below. Salary Salary increases will normally be in line with the increase awarded to other employees in the UK and US, subject to performance. Higher salary increases may also be awarded for a change in responsibility. Additionally, in line with the policy on recruitment remuneration, salaries for new directors may be set below market level initially and aligned to market level over time (provided the increase is merited by the individual’s contribution and performance). From 1 June 2019 From 1 June 2018 Increase Andy Agg £595,000 N/A N/A John Pettigrew £1,029,461 £953,205 8.0% Dean Seavers $1,115,690 $1,082,144 3.1% Nicola Shaw £561,524 £519,930 8.0% APP measures for 2019/20 The APP targets are considered commercially sensitive and consequently will be disclosed in the 2019/20 Directors’ Remuneration Report. John Pettigrew and Andy Agg Weighting Dean Seavers and Nicola Shaw Weighting Underlying EPS 35% UK or US Value Added 23.3% Group RoE 35% UK or US RoE 23.3% Individual objectives 30% UK or US Operating Profit 23.3% Individual objectives 30.0% Performance measures for LTPP to be awarded in 2019 Weighting for all Threshold Maximum Executive Directors 20% vesting 100% vesting Group RoE 33.33% 11.0% 12.5% or more Group Value Growth 66.67% 10.0% 12.0% or more Note: Group RoE will be measured over the first and second years of the three-year performance period and Group Value Growth will be measured over the entire three-year performance period, determining 1/3rd and 2/3rds of the total vesting outcome for the 2019 LTPP, respectively. Fees for NEDs Therese Esperdy was appointed as Non-executive Director to the National Grid USA Board in 2015 with an annual fee of £25,000 in addition to her current NED fees. From 1 June 2019 From 1 June 2018 Role £’000 £’000 Increase Chairman 540.2 525.0 2.9% Senior Independent Director 23.1 22.5 2.7% Board fee (UK-based) 69.5 67.5 3.0% Board fee (US-based) 82.1 79.7 3.0% Committee membership fee 10.8 10.5 2.9% Chair Audit Committee 31.2 30.3 3.0% Chair Remuneration Committee 31.2 30.3 3.0% Chair (other Board Committees) 23.9 23.3 2.6% Note: From June 2019 the respective committee chair fee and committee member fee have been combined into a single fee. Accordingly, the 2018 figures have been restated as follows: chair fee for Audit and Remuneration Committees have been restated to £30,300 (being the sum of £19,800 plus £10,500 stated last year) and the chair fee for other committees has been restated to £23,300 (being £12,800 plus £10,500 stated last year). 89

National Grid Annual Report and Accounts 2018/19 Corporate Governance Directors’ Remuneration Report continued Statement of implementation of remuneration policy in 2018/19 continued Advisors to the Remuneration Committee The Committee received advice during 2018/19 from independent consultants Willis Towers Watson. Willis Towers Watson was selected by the Committee to become its independent advisor from 23 October 2017 following a competitive tendering process. Willis Towers Watson is a member of the Remuneration Consultants Group and has signed up to that group’s code of conduct. The Committee is satisfied that any potential conflicts were appropriately managed. Work undertaken by Willis Towers Watson in its role as independent advisor to the Committee has included providing market information for the Executive Directors and other senior employees and governance matters. This work has incurred fees of £189,704. The Committee reviews the objectivity and independence of the advice it receives from its advisors each year. It is satisfied that Willis Towers Watson provided credible and professional advice. Willis Towers Watson also provided general and technical remuneration services in relation to employees below Board and Group Executive Committee level. The Committee considers the views of the Chairman on the performance and remuneration of the CEO, and of the CEO on the performance and remuneration of the other members of the Executive Committee. The Committee is also supported by the Group General Counsel and Company Secretary who acts as Secretary to the Committee, the Chief Human Resources Officer, the Group Head of Reward, and as required the Group Head of Pensions and Group Financial Controller. No other advisors have provided significant services to the Committee in the year. Voting on 2016/17 Directors’ Remuneration Policy adopted at 2017 AGM The voting figures shown refer to votes cast at the 2017 AGM and represent 61.62% of the issued share capital. In addition, shareholders holding 9.4 million shares abstained. For Against Number of votes 2,060,765,320 52,015,518 Proportion of votes 97.54% 2.46% Voting on 2017/18 Directors’ Remuneration Report at 2018 AGM The voting figures shown refer to votes cast at the 2018 AGM (in respect of our current remuneration policy adopted in 2017) and represent 60.51% of the issued share capital. In addition, shareholders holding 8.2 million shares abstained. For Against Number of votes 1,971,102,408 62,185,956 Proportion of votes 96.94% 3.06% The Directors’ Remuneration Report has been approved by the Board and signed on its behalf by: Jonathan Dawson Committee Chairman 15 May 2019 90

National Grid Annual Report and Accounts 2018/19 Financial Statements Financial Statements Directors’ statement and independent Note 7 – Tax 122 auditor’s reports Note 8 – Earnings per share (EPS) 126 Statement of Directors’ responsibilities 92 Note 9 – Dividends 127 Independent auditor’s report 93 Note 10 – Discontinued operations and assets held for sale 128 Consolidated financial statements under IFRS Note 11 – Goodwill 130 Note 12 – Other intangible assets 131 Primary statements Note 13 – Property, plant and equipment 132 Consolidated income statement 103 Note 14 – Other non-current assets 134 Consolidated statement Note 15 – Financial and other investments 134 of comprehensive income 105 Note 16 – Investments in joint ventures Consolidated statement and associates 136 of changes in equity 106 Note 17 – Derivative financial instruments 137 Consolidated statement Note 18 – Inventories and current of financial position 107 intangible assets 139 Consolidated cash flow statement 108 Note 19 – Trade and other receivables 140 Notes to the consolidated financial Note 20 – Cash and cash equivalents 141 statements – analysis of items in the Note 21 – Borrowings 141 primary statements Note 22 – Trade and other payables 143 Note 1 – Basis of preparation and Note 23 – Contract liabilities 144 recent accounting developments 109 Note 24 – Other non-current liabilities 144 Note 2 – Segmental analysis 112 Note 25 – Pensions and other Note 3 – Revenue 114 post-retirement benefits 145 Note 4 – Operating costs 116 Note 26 – Provisions 155 Note 5 – Exceptional items and Note 27 – Share capital 157 remeasurements 118 Note 28 – Other equity reserves 158 Note 6 – Finance income and costs 121 Note 29 – Net debt 159 Notes to the consolidated financial statements – supplementary information Note 30 – Commitments and contingencies 161 Note 31 – Related party transactions 162 Note 32 – Financial risk management 162 Note 33 – Borrowing facilities 173 Note 34 – Subsidiary undertakings, joint ventures and associates 174 Note 35 – Sensitivities 177 Note 36 – Additional disclosures in respect of guaranteed securities 179 Note 37 – Transition to IFRS 9 and IFRS 15 186 Note 38 – Post balance sheet events 188 Company financial statements under FRS 101 Basis of preparation Company accounting policies 189 Primary statements Company balance sheet 191 Company statement of changes in equity 192 Notes to the Company financial statements Note 1 – Fixed asset investments 193 Note 2 – Debtors 193 Note 3 – Creditors 193 Note 4 – Derivative financial instruments 194 Note 5 – Investments 194 Note 6 – Borrowings 194 Note 7 – Share capital 195 Note 8 – Shareholders’ equity and reserves 195 Note 9 – Parent Company guarantees 195 Note 10 – Audit fees 195 91

National Grid Annual Report and Accounts 2018/19 Financial Statements Statement of Directors’ responsibilities The Directors are responsible for preparing The Directors are responsible for keeping This responsibilities statement was approved the Annual Report and Accounts, including adequate accounting records that are by the Board and signed on its behalf. the consolidated financial statements and the sufficient to show and explain the Group Company financial statements in accordance and Parent Company’s transactions and Directors’ Report with applicable law and regulations. disclose with reasonable accuracy at any The Directors’ Report, prepared in time the financial position of the Group accordance with the requirements of the Company law requires the Directors to and Parent Company on a consolidated and Companies Act 2006 and the UK Listing prepare financial statements for each financial individual basis, and to enable them to ensure Authority’s Listing Rules, and Disclosure Rules year. Under that law the Directors are required that the consolidated financial statements and Transparency Rules, comprising pages to prepare the Group financial statements comply with the Companies Act 2006. 2 – 90 and 196 – 237, was approved by the in accordance with International Financial They are also responsible for safeguarding Board and signed on its behalf. Reporting Standards (IFRSs) as adopted the assets of the Parent Company and its by the European Union and Article 4 of the subsidiaries and hence for taking reasonable Strategic Report IAS Regulation and have elected to prepare steps for the prevention and detection of the Parent Company financial statements fraud and other irregularities. The Strategic Report, comprising pages in accordance with United Kingdom 2 – 45, was approved by the Board and Generally Accepted Accounting Practice The Directors are responsible for the signed on its behalf. (United Kingdom Accounting Standards maintenance and integrity of the Company’s and applicable law), including FRS 101 website. Legislation in the United Kingdom By order of the Board ‘Reduced Disclosure Framework’. Under governing the preparation and dissemination company law the Directors must not approve of financial statements may differ from the accounts unless they are satisfied that legislation in other jurisdictions. Alison Kay they give a true and fair view of the state of Group General Counsel affairs of the Group and Parent Company Having made the requisite enquiries, so & Company Secretary and of the profit or loss of the Group and far as the Directors in office at the date Parent Company for that period. of the approval of this Report are aware, 15 May 2019 there is no relevant audit information of Company number: 4031152 In preparing the Group financial statements, which the auditors are unaware and each International Accounting Standard 1 requires Director has taken all reasonable steps to that directors: make themselves aware of any relevant • properly select and apply accounting audit information and to establish that the policies; auditors are aware of that information. • present information, including accounting Each of the Directors, whose names and policies, in a manner that provides relevant, functions are listed on pages 48 – 49, reliable, comparable and understandable confirms that: information; • to the best of their knowledge, the • provide additional disclosures when consolidated financial statements and compliance with the specific requirements the Parent Company financial statements, in IFRSs are insufficient to enable users which have been prepared in accordance to understand the impact of particular with IFRSs as issued by the IASB and transactions, other events and conditions IFRS as adopted by the European Union on the entity’s financial position and and UK GAAP FRS 101 respectively, give financial performance; and a true and fair view of the assets, liabilities, • make an assessment of the Group’s financial position and profit of the Company ability to continue as a going concern. on a consolidated and individual basis; • to the best of their knowledge, the In preparing the Parent Company financial Strategic Report contained in the statements, the Directors are required to: Annual Report and Accounts includes • select suitable accounting policies and a fair review of the development and then apply them consistently; performance of the business and the • make judgments and accounting estimates position of the Company on a consolidated that are reasonable and prudent; and individual basis, together with a description of the principal risks and • state whether applicable UK Accounting uncertainties that it faces; and Standards have been followed, subject to any material departures disclosed and • they consider that the Annual Report explained in the financial statements; and and Accounts, taken as a whole, are fair, balanced and understandable and provides • prepare the financial statements on the information necessary for shareholders the going concern basis unless it is to assess the Company’s position and inappropriate to presume that the performance, business model and strategy. Company will continue in business. 92

National Grid Annual Report and Accounts 2018/19 Financial Statements INTENTIONALLY LEFT BLANK 93

National Grid Annual Report and Accounts 2018/19 Financial Statements INTENTIONALLY LEFT BLANK 94

National Grid Annual Report and Accounts 2018/19 Financial Statements | Independent auditor’s report INTENTIONALLY LEFT BLANK 95

National Grid Annual Report and Accounts 2018/19 Financial Statements INTENTIONALLY LEFT BLANK 96

National Grid Annual Report and Accounts 2018/19 Financial Statements | Independent auditor’s report INTENTIONALLY LEFT BLANK 97

National Grid Annual Report and Accounts 2018/19 Financial Statements INTENTIONALLY LEFT BLANK 98

National Grid Annual Report and Accounts 2018/19 Financial Statements | Independent auditor’s report INTENTIONALLY LEFT BLANK 99

National Grid Annual Report and Accounts 2018/19 Financial Statements INTENTIONALLY LEFT BLANK 100

National Grid Annual Report and Accounts 2018/19 Financial Statements | Independent auditor’s report INTENTIONALLY LEFT BLANK 101

National Grid Annual Report and Accounts 2018/19 Financial Statements INTENTIONALLY LEFT BLANK 102

National Grid Annual Report and Accounts 2018/19 Financial Statements
Consolidated income statement
for the years ended 31 March

2019	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 5) £m	Total £m

Continuing operations
Revenue	2(a),3	14,933	—	14,933
Operating costs	4,5	(11,491)	(572)	(12,063)
Operating profit	2(b)	3,442	(572)	2,870
Finance income	5,6	73	15	88
Finance costs	5,6	(1,066)	(91)	(1,157)
Share of post-tax results of joint ventures and associates	16,10	40	—	40
Profit before tax	2(b),5	2,489	(648)	1,841
Tax	5,7	(488)	149	(339)
Profit after tax from continuing operations	5	2,001	(499)	1,502
Profit after tax from discontinued operations	10	57	(45)	12
Total profit for the year (continuing and discontinued)		2,058	(544)	1,514
Attributable to:
Equity shareholders of the parent		2,055	(544)	1,511
Non-controlling interests¹		3	—	3
Earnings per share (pence)
Basic earnings per share (continuing)	8			44.3
Diluted earnings per share (continuing)	8			44.1
Basic earnings per share (continuing and discontinued)	8			44.6
Diluted earnings per share (continuing and discontinued)	8			44.4

1.	The non-controlling interests for the year ended 31 March 2019 relate to continuing operations.

2018¹	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 5) £m	Total £m

Continuing operations
Revenue	2(a)	15,250	—	15,250
Operating costs	4,5	(11,793)	36	(11,757)
Operating profit	2(b)	3,457	36	3,493
Finance income	6	127	—	127
Finance costs	5,6	(1,128)	119	(1,009)
Share of post-tax results of joint ventures and associates	16,10	44	5	49
Profit before tax	2(b),5	2,500	160	2,660
Tax	5,7	(584)	1,473	889
Profit after tax from continuing operations	5	1,916	1,633	3,549
Profit after tax from discontinued operations	10	145	(143)	2
Total profit for the year (continuing and discontinued)		2,061	1,490	3,551
Attributable to:
Equity shareholders of the parent		2,060	1,490	3,550
Non-controlling interests²		1	—	1
Earnings per share (pence)
Basic earnings per share (continuing)	8			102.5
Diluted earnings per share (continuing)	8			102.1
Basic earnings per share (continuing and discontinued)	8			102.6
Diluted earnings per share (continuing and discontinued)	8			102.1

1.
Comparatives for 2018 only have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current period (see note 1C and note 10).

2.	The non-controlling interests for the year ended 31 March 2018 relate to continuing operations.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Consolidated income statement
for the years ended 31 March continued

2017	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 5) £m	Total £m

Continuing operations
Revenue	2(a)	15,035	—	15,035
Operating costs	4,5	(11,262)	(565)	(11,827)
Operating profit	2(b)	3,773	(565)	3,208
Finance income	6	53	—	53
Finance costs	5,6	(1,082)	(58)	(1,140)
Share of post-tax results of joint ventures and associates		63	—	63
Profit before tax	2(b),5	2,807	(623)	2,184
Tax	5,7	(666)	292	(374)
Profit after tax from continuing operations	5	2,141	(331)	1,810
Profit after tax from discontinued operations	10	606	5,378	5,984
Total profit for the year (continuing and discontinued)		2,747	5,047	7,794
Attributable to:
Equity shareholders of the parent		2,747	5,048	7,795
Non-controlling interests¹		—	(1)	(1)
Earnings per share (pence)
Basic earnings per share (continuing)	8			48.1
Diluted earnings per share (continuing)	8			47.9
Basic earnings per share (continuing and discontinued)	8			207.1
Diluted earnings per share (continuing and discontinued)	8			206.2

1.	The non-controlling interests for the year ended 31 March 2017 relate to discontinued operations.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Consolidated statement of comprehensive income
for the years ended 31 March

		2019	2018¹	2017
	Notes	£m	£m	£m
Profit after tax from continuing operations		1,502	3,549	1,810
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement gains on pension assets and post-retirement benefit obligations	25	68	1,313	423
Net gains on financial liability designated at fair value through profit and loss attributable to changes in own credit risk		7	—	—
Net losses in respect of cash flow hedging of capital expenditure		(13)	—	—
Tax on items that will never be reclassified to profit or loss	7	(15)	(530)	(277)
Total items from continuing operations that will never be reclassified to profit or loss		47	783	146
Items from continuing operations that may be reclassified subsequently to profit or loss:
Exchange adjustments		347	(505)	346
Net (losses)/gains in respect of cash flow hedges and cost of hedging		(147)	19	70
Transferred from/(to) profit or loss in respect of cash flow hedges and cost of hedging		41	(3)	(6)
Net (losses)/gains on available-for-sale investments		—	(30)	81
Transferred to profit or loss on sale of available-for-sale investments		—	(73)	(25)
Net gains on investment in debt instruments measured at fair value through other comprehensive income		2	—	—
Share of other comprehensive income of associates, net of tax		1	—	—
Tax on items that may be reclassified subsequently to profit or loss	7	12	33	(34)
Total items from continuing operations that may be reclassified subsequently to profit or loss		256	(559)	432
Other comprehensive income for the year, net of tax from continuing operations		303	224	578
Other comprehensive income for the year, net of tax from discontinued operations²	10	36	147	42
Other comprehensive income for the year, net of tax		339	371	620
Total comprehensive income for the year from continuing operations		1,805	3,773	2,388
Total comprehensive income for the year from discontinued operations	10	48	149	6,026
Total comprehensive income for the year		1,853	3,922	8,414
Attributable to:
Equity shareholders of the parent
From continuing operations		1,801	3,773	2,389
From discontinued operations		48	149	6,026
		1,849	3,922	8,415
Non-controlling interests
From continuing operations		4	—	(1)

1.
Comparatives for 2018 only have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current period (see note 1C and note 10).

2.
The other comprehensive income from discontinued operations relates to the items of other comprehensive income of Cadent (investment through Quadgas HoldCo Limited), comprising mainly £35 million (2018: £142 million; 2017: £nil) remeasurement gains on pension assets and post-retirement benefit obligations and a £1 million (2018: £5 million; 2017: £nil) net gain in respect of cash flow hedges. Both items are shown net of tax.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Consolidated statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves[1] £m	Total shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 31 March 2016	447	1,326	16,305	(4,523)	13,555	10	13,565
Profit/(loss) for the year	—	—	7,795	—	7,795	(1)	7,794
Other comprehensive income for the year	—	—	84	536	620	—	620
Total comprehensive income/(loss) for the year	—	—	7,879	536	8,415	(1)	8,414
Equity dividends	—	—	(1,463)	—	(1,463)	—	(1,463)
Scrip dividend-related share issue²	2	(2)	—	—	—	—	—
Purchase of treasury shares	—	—	(189)	—	(189)	—	(189)
Issue of treasury shares	—	—	18	—	18	—	18
Purchase of own shares	—	—	(6)	—	(6)	—	(6)
Other movements in non-controlling interests	—	—	—	—	—	7	7
Share-based payments	—	—	35	—	35	—	35
Tax on share-based payments	—	—	3	—	3	—	3
At 31 March 2017	449	1,324	22,582	(3,987)	20,368	16	20,384
Profit for the year	—	—	3,550	—	3,550	1	3,551
Other comprehensive income/(loss) for the year	—	—	925	(553)	372	(1)	371
Total comprehensive income/(loss) for the year	—	—	4,475	(553)	3,922	—	3,922
Equity dividends	—	—	(4,487)	—	(4,487)	—	(4,487)
Scrip dividend-related share issue²	3	(3)	—	—	—	—	—
Purchase of treasury shares	—	—	(1,017)	—	(1,017)	—	(1,017)
Issue of treasury shares	—	—	33	—	33	—	33
Purchase of own shares	—	—	(5)	—	(5)	—	(5)
Share-based payments	—	—	16	—	16	—	16
Tax on share-based payments	—	—	2	—	2	—	2
At 31 March 2018 (as previously reported)	452	1,321	21,599	(4,540)	18,832	16	18,848
Impact of transition to IFRS 9 and IFRS 15³	—	—	(268)	72	(196)	—	(196)
At 1 April 2018 (as restated)	452	1,321	21,331	(4,468)	18,636	16	18,652
Profit for the year	—	—	1,511	—	1,511	3	1,514
Other comprehensive income for the year	—	—	89	249	338	1	339
Total comprehensive income for the year	—	—	1,600	249	1,849	4	1,853
Equity dividends	—	—	(1,160)	—	(1,160)	—	(1,160)
Scrip dividend-related share issue²	6	(7)	—	—	(1)	—	(1)
Issue of treasury shares	—	—	18	—	18	—	18
Purchase of own shares	—	—	(2)	—	(2)	—	(2)
Share-based payments	—	—	27	—	27	—	27
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	(18)	(18)	—	(18)
At 31 March 2019	458	1,314	21,814	(4,237)	19,349	20	19,369

1.	For further details of other equity reserves, see note 28.

2.	Included within the share premium account are costs associated with scrip dividends.

3.	For further details of the impact of the transition to IFRS 9 and IFRS 15, see note 37.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Consolidated statement of financial position
as at 31 March

		2019	2018
	Notes	£m	£m
Non-current assets
Goodwill	11	5,869	5,444
Other intangible assets	12	1,084	899
Property, plant and equipment	13	43,913	39,853
Other non-current assets	14	264	115
Pension assets	25	1,567	1,409
Financial and other investments	15	667	899
Investments in joint ventures and associates	16	608	2,168
Derivative financial assets	17	1,045	1,319
Total non-current assets		55,017	52,106
Current assets
Inventories and current intangible assets	18	370	341
Trade and other receivables	19	3,153	2,798
Current tax assets		126	114
Financial and other investments	15	1,981	2,694
Derivative financial assets	17	108	405
Cash and cash equivalents	20	252	329
Assets held for sale	10	1,956	—
Total current assets		7,946	6,681
Total assets		62,963	58,787
Current liabilities
Borrowings	21	(4,472)	(4,447)
Derivative financial liabilities	17	(350)	(401)
Trade and other payables	22	(3,769)	(3,453)
Contract liabilities	23	(61)	—
Current tax liabilities		(161)	(123)
Provisions	26	(316)	(273)
Total current liabilities		(9,129)	(8,697)
Non-current liabilities
Borrowings	21	(24,258)	(22,178)
Derivative financial liabilities	17	(833)	(660)
Other non-current liabilities	24	(808)	(1,317)
Contract liabilities	23	(933)	—
Deferred tax liabilities	7	(3,965)	(3,636)
Pensions and other post-retirement benefit obligations	25	(1,785)	(1,672)
Provisions	26	(1,883)	(1,779)
Total non-current liabilities		(34,465)	(31,242)
Total liabilities		(43,594)	(39,939)
Net assets		19,369	18,848
Equity
Share capital	27	458	452
Share premium account		1,314	1,321
Retained earnings		21,814	21,599
Other equity reserves	28	(4,237)	(4,540)
Total shareholders’ equity		19,349	18,832
Non-controlling interests		20	16
Total equity		19,369	18,848
The consolidated financial statements set out on pages 103 to 188 were approved by the Board of Directors on 15 May 2019 and were signed on its behalf by:
Sir Peter Gershon Chairman
Andy Agg Chief Financial Officer
National Grid plc
Registered number: 4031152

National Grid Annual Report and Accounts 2018/19 Financial Statements
Consolidated cash flow statement
for the years ended 31 March

		2019	2018¹	2017
	Notes	£m	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	2,870	3,493	3,208
Adjustments for:
Exceptional items and remeasurements	5	572	(36)	565
Depreciation, amortisation and impairment		1,588	1,530	1,481
Share-based payments		27	16	32
Changes in working capital		40	118	151
Changes in provisions		(110)	(206)	(181)
Changes in pensions and other post-retirement benefit obligations		(123)	(239)	(768)
Cash flows relating to exceptional items		(400)	26	(36)
Cash generated from operations – continuing operations		4,464	4,702	4,452
Tax (paid)/recovered		(75)	8	(132)
Net cash inflow from operating activities – continuing operations		4,389	4,710	4,320
Net cash (used in)/inflow from operating activities – discontinued operations	10	(71)	(207)	909
Cash flows from investing activities
Acquisition of financial investments		(89)	(2)	—
Investments in joint ventures and associates		(143)	(129)	(76)
Loans to joint ventures and associates		(31)	(68)	(61)
Disposal of financial investments		18	134	—
Disposal of 61% interest in UK Gas Distribution		—	(20)	5,454
Purchases of intangible assets		(306)	(173)	(223)
Purchases of property, plant and equipment		(3,635)	(3,738)	(3,296)
Disposals of property, plant and equipment		38	10	18
Dividends received from joint ventures and associates		68	69	99
Interest received		68	30	51
Net movements in short-term financial investments		822	5,953	(5,600)
Net cash flow (used in)/from investing activities – continuing operations		(3,190)	2,066	(3,634)
Net cash flow from/(used in) investing activities – discontinued operations[2]	10	156	171	(680)
Cash flows from financing activities
Purchase of treasury shares		—	(1,017)	(189)
Proceeds from issue of treasury shares		17	33	18
Purchase of own shares		(2)	(5)	(6)
Proceeds received from loans		2,932	1,941	2,463
Repayment of loans		(1,969)	(2,156)	(1,616)
Net movements in short-term borrowings and derivatives		(268)	(772)	90
Interest paid		(914)	(853)	(839)
Dividends paid to shareholders		(1,160)	(4,487)	(1,463)
Net cash flow used in financing activities – continuing operations		(1,364)	(7,316)	(1,542)
Net cash flow (used in)/from financing activities – discontinued operations	10	—	(231)	1,611
Net (decrease)/increase in cash and cash equivalents	29(a)	(80)	(807)	984
Disposal of bank overdraft in UK Gas Distribution		—	—	15
Exchange movements		3	(3)	16
Cash and cash equivalents at start of year		329	1,139	124
Cash and cash equivalents at end of year	20	252	329	1,139

1.
Comparatives for 2018 only have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current period (see note 1C and note 10).

2.	Receipts of dividends from Quadgas HoldCo Limited of £133 million (2018: £144 million) and interest of £23 million (2018: £27 million).

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements

1. Basis of preparation and recent accounting developments

Accounting policies describe our approach to recognising and measuring transactions and balances in the year. The accounting policies applicable across the financial statements are shown below, whereas accounting policies that are specific to a component of the financial statements have been incorporated into the relevant note.

This section also shows areas of judgement and key sources of estimation uncertainty in these financial statements. In addition, we have summarised new International Accounting Standards Board (IASB) and EU endorsed accounting standards, amendments and interpretations and whether these are effective for this year end or in later years, explaining how significant changes are expected to affect our reported results.

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
These consolidated financial statements were approved for issue by the Board on 15 May 2019.
These consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations as issued by the IASB and IFRS as adopted by the EU. They are prepared on the basis of all IFRS accounting standards and interpretations that are mandatory for periods ended 31 March 2019 and in accordance with the Companies Act 2006 applicable to companies reporting under IFRS and Article 4 of the EU IAS Regulation. The comparative financial information has also been prepared on this basis.
The consolidated financial statements have been prepared on a historical cost basis, except for the recording of pension assets and liabilities, the revaluation of derivative financial instruments and certain commodity contracts and certain financial assets and liabilities measured at fair value.
These consolidated financial statements are presented in pounds sterling, which is also the functional currency of the Company.
The notes to the financial statements have been prepared on a continuing basis unless otherwise stated.
Our income statement and segmental analysis separately identify financial results before and after exceptional items and remeasurements. We continue to use a columnar presentation as we consider it improves the clarity of the presentation, and is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee, and assists users of the financial statements to understand the results. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group’s financial performance. Presenting financial results before exceptional items and remeasurements is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee and aids the comparability of reported financial performance from year to year in this context. The inclusion of total profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors and accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and period on period.
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
The results of subsidiaries, joint operations, joint ventures and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.
Acquisitions are accounted for using the acquisition method, where the purchase price is allocated to the identifiable assets acquired and liabilities assumed on a fair value basis and the remainder recognised as goodwill.
C. Treatment of interests in Quadgas HoldCo Limited (Quadgas) – discontinued operations and held for sale
Following the Group’s disposal of a 61% controlling stake in the UK Gas Distribution business on 31 March 2017, we have decided to exercise the options over the retained 39% interest in the business (held through Quadgas) and the sale is expected to complete at the end of June 2019, subject to customary regulatory approvals. Accordingly, our interests have been classified as held for sale with effect from 30 June 2018. The Quadgas disposal group comprises our equity investment in Quadgas, our shareholder loan to Quadgas, the Further Acquisition Agreement (FAA) derivative and the Remaining Acquisition Agreement (RAA) derivative. Refer to note 10 for further details.
We have also treated the results of the disposal group as a discontinued operation in the consolidated income statement for the current year and we have restated our prior year comparatives for 2018 on the same basis. The results of the UK Gas Distribution business were already treated as a discontinued operation for the year ended 31 March 2017 with certain true ups (relating to completion accounts) to the disposal of the controlling stake recorded within discontinued operations for the year ended 31 March 2018. The reclassification impacts the consolidated income statement, the consolidated statement of comprehensive income and consolidated cash flow statement, as well as earnings per share (EPS) split between continuing and discontinued operations.

National Grid Annual Report and Accounts 2018/19 Financial Statements
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
Gains and losses arising on the retranslation of monetary assets and liabilities are included in the income statement, except where the application of hedge accounting requires inclusion in other comprehensive income (see note 32(e)).
On consolidation, the assets and liabilities of operations that have a functional currency different from the Company’s functional currency of pounds sterling, principally our US operations that have a functional currency of US dollars, are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period where these do not differ materially from rates at the date of the transaction. Exchange differences arising are recognised in other comprehensive income and transferred to the consolidated translation reserve within other equity reserves (see note 28).
E. Areas of judgement and key sources of estimation uncertainty
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Information about such judgements and estimations is in the notes to the financial statements, and the key areas are summarised below.
Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are as follows:

•
Categorisation of certain items as exceptional items or remeasurements and the definition of adjusted earnings (see notes 5 and 8). In applying the Group’s exceptional items framework, we have considered a number of key matters, as detailed in note 5.

•
In addition, we have exercised our judgement in concluding that it is appropriate to classify our investment in and shareholder loan to Quadgas, along with the related Further Acquisition Agreement (FAA) and Remaining Acquisition Agreement (RAA) derivatives, as held for sale and as a discontinued operation, as detailed in note 10.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

•	valuation of liabilities for pensions and other post-retirement benefits (see note 25); and

•	the cash flows applied in determining the environmental provisions (see note 26).
In order to illustrate the impact that changes in assumptions could have on our results and financial position, we have included sensitivity analyses in note 35.

F. Accounting policy choices
IFRS provides certain options available within accounting standards. Choices we have made, and continue to make, include the following:

•
Presentational formats: we use the nature of expense method for our income statement and aggregate our statement of financial position to net assets and total equity. In the income statement, we present subtotals of total operating profit, profit before tax and profit after tax from continuing operations, together with additional subtotals excluding exceptional items and remeasurements as a result of the three columnar presentation described earlier. Exceptional items and remeasurements are presented in a separate column on the face of the income statement.

•	Financial instruments: we normally opt to apply hedge accounting in most circumstances where this is permitted (see note 32(e)).
G. New IFRS accounting standards effective for the year ended 31 March 2019
The Group adopted IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’ with effect from 1 April 2018. We have applied the modified retrospective approach permitted in the Standards whereby prior year comparatives have not been restated on adoption. Instead, the cumulative transition adjustments are reflected through reserves. Refer to note 37 for full details of the impact and transition adjustments arising on adoption.
The Group has also adopted the following amendments to standards, which have had no material impact on the Group’s results or financial statement disclosure:

•	Annual improvements to IFRSs 2014-2016 Cycle;

•	Amendments to IFRS 2 ‘Share-based payment’; and

•	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

1. Basis of preparation and recent accounting developments continued
H. New IFRS accounting standards and interpretations not yet adopted
The Group has considered the impact of the following new IFRS standards or interpretations that have not yet been adopted:
i) IFRS 16 ‘Leases’
IFRS 16 ‘Leases’ is effective for National Grid for the year ending 31 March 2020. IFRS 16 introduces a single lease accounting model for lessees (rather than the current distinction between operating and finance leases). A contract is, or contains, a lease, if it provides the right to control the use of an identified asset for a specific period of time in exchange for consideration. The new standard will result in our operating leases being accounted for in the consolidated statement of financial position as ‘right-of-use’ assets with corresponding lease liabilities also recognised. It will therefore increase both our assets and liabilities (including net debt). In future periods, this will change the timing and presentation in the consolidated income statement as it will result in an increase in finance costs and depreciation largely offset by a reduction in the previously straight-line operating costs.
Transition options
We will apply IFRS 16 with effect from 1 April 2019 using the modified retrospective approach. Comparatives will not be restated on adoption. Instead, a cumulative adjustment to our opening consolidated statement of financial position will be reflected in retained earnings as well as recognition of the opening right-of-use assets and additional lease liabilities and associated deferred tax. For short‐term leases (lease term of 12 months or less) and leases of low‐value assets (such as computers), the Group will continue to recognise a lease expense on a straight‐line basis as permitted by IFRS 16.
In preparing for the transition, we have elected to apply the practical expedient to grandfather our previous assessments of whether contracts were previously accounted for as a lease, as permitted by the standard, instead of reassessing all significant contracts as at the date of initial application to determine whether they met the IFRS 16 definition of a lease.
We have elected to apply the practical expedient on transition, which permits right-of-use assets to be measured at an amount equal to the lease liability on adoption of the standard (adjusted for any prepaid or accrued lease expenses).
In addition, we have also elected the option to adjust the carrying amounts of the right-of-use assets as at 1 April 2019 for onerous lease provisions that had been recognised on the Group consolidated statement of financial position as at 31 March 2019, rather than performing impairment assessments on transition.

Impact of transition
As at the reporting date, the Group has non-cancellable operating lease commitments of £0.3 billion (see note 30), of which the majority are in the US. A further £0.3 billion of lease liabilities is recognised due to the requirement in IFRS 16 to recognise lease liabilities for the term that we are reasonably certain to exercise lease extension or lease termination options for, rather than only for the period of the minimum contractual term that is used in determining our lease liability commitments. This is partially offset by the £0.2 billion impact of discounting our lease liabilities at the incremental borrowing rate for each lease. There are some immaterial short term and low value leases, which will be recognised on a straight-line basis as an expense in profit and loss over the remaining lease term.
As a result, the Group expects to recognise additional right-of-use assets and lease liabilities (which are included within net debt) of approximately £0.4 billion at 1 April 2019 with no material additional net deferred tax. This is in addition to the £0.3 billion of finance leases already recognised on the consolidated statement of financial position under IAS 17. There will be no material net impact on net assets.
Accordingly, the Group does not expect the impact of IFRS 16 on profit after tax as a result of adopting the new standard to be material. However, it will result in an increase in operating profit due to the operating costs now being replaced with depreciation and interest charges.
We expect operating cash flows to increase and financing cash flows to decrease by less than £0.1 billion, because repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities rather than operating cash flows.
ii) Other
In addition, the following new accounting standards and amendments to existing standards have been issued but are not yet effective or have not yet been endorsed by the EU:

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’;

•	Amendments to IAS 28 ‘Investments in Associates – Long-term Interests in Associates and Joint Ventures’;

•	Annual Improvements to IFRS Standards 2015-2017 Cycle;

•	IFRS 17 ‘Insurance Contracts’;

•	Amendments to IAS 19 ‘Employee Benefits’;

•	Amendments to IFRS 3 ‘Business Combinations’;

•	Amendments to the References to the Conceptual Framework; and

•	Amendments to IAS 1 and IAS 8: Definition of material.
Effective dates remain subject to the EU endorsement process.
The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact. The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

2. Segmental analysis

This note sets out the financial performance for the year split into the different parts of the business (operating segments). The performance of these operating segments is monitored and managed on a day-to-day basis. Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid’s chief operating decision maker (as defined by IFRS 8 ‘Operating Segments’) and assesses the profitability of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 5). As a matter of course, the Board also considers profitability by segment, excluding the effect of timing. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements as this is the measure that is most consistent with the IFRS results reported within these financial statements.

The results of our three principal businesses are reported to the Board of Directors and are accordingly treated as reportable operating segments. All other operating segments are reported to the Board of Directors on an aggregated basis. The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission	The high-voltage electricity transmission networks in England and Wales and Great Britain system operator.
UK Gas Transmission	The high-pressure gas transmission networks in Great Britain and system operator in Great Britain.
US Regulated	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.
The National Grid Ventures (NGV) operating segment represents our key strategic growth area outside our regulated core business in competitive markets across the US and the UK. The business comprises all commercial operations in metering, LNG at the Isle of Grain in the UK and electricity interconnectors, with a focus on investment and future activities in emerging growth areas. NGV does not currently meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results are not required to be separately presented. However, certain additional disclosure is included in the footnotes below.
Other activities that do not form part of any of the segments in the above table or NGV primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group’s investments in technology and innovation companies through National Grid Partners.
The segmental information is presented in relation to continuing operations only and therefore does not include the profits and losses relating to our interest in Quadgas for 2018 and 2019 or those associated with the UK Gas Distribution business (see note 10).
(a) Revenue
Revenue primarily represents the sales value derived from the generation, transmission and distribution of energy, together with the sales value derived from the provision of other services to customers. Refer to note 3 for further details.
Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

	2019			2018			2017
	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m
Operating segments – continuing operations:
UK Electricity Transmission	3,351	(20)	3,331	4,154	(28)	4,126	4,439	(29)	4,410
UK Gas Transmission	896	(12)	884	1,091	(9)	1,082	1,080	(99)	981
US Regulated	9,846	—	9,846	9,272	—	9,272	8,931	—	8,931
NGV and Other[1]	876	(4)	872	776	(6)	770	713	—	713
Total revenue from continuing operations	14,969	(36)	14,933	15,293	(43)	15,250	15,163	(128)	15,035

Split by geographical areas – continuing operations:
UK			5,045			5,938			6,064
US			9,888			9,312			8,971
			14,933			15,250			15,035

1.	Included within NGV and Other is £597 million (2018: £593 million; 2017: £604 million) of revenue relating to NGV.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

2. Segmental analysis continued
(b) Operating profit
A reconciliation of the operating segments’ measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 5.

	Before exceptional items and remeasurements			After exceptional items and remeasurements
	2019	2018¹	2017	2019	2018¹	2017
	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	1,015	1,041	1,372	778	1,041	1,361
UK Gas Transmission	303	487	511	267	487	507
US Regulated	1,724	1,698	1,713	1,425	1,734	1,278
NGV and Other[2,3]	400	231	177	400	231	62
Total operating profit from continuing operations	3,442	3,457	3,773	2,870	3,493	3,208

Split by geographical area – continuing operations:
UK	1,695	1,840	2,118	1,422	1,840	1,988
US	1,747	1,617	1,655	1,448	1,653	1,220
	3,442	3,457	3,773	2,870	3,493	3,208
Below we reconcile total operating profit from continuing operations to profit before tax from continuing operations. Operating exceptional items and remeasurements of £237 million charge (2018: £nil; 2017: £11 million charge) detailed in note 5 are attributable to UK Electricity Transmission; £36 million charge (2018: £nil; 2017: £4 million charge) to UK Gas Transmission; £299 million charge (2018: £36 million gain; 2017: £435 million charge) to US Regulated; and £nil (2018: £nil; 2017: £115 million charge) to NGV and Other.

Reconciliation to profit before tax:
Operating profit from continuing operations	3,442	3,457	3,773	2,870	3,493	3,208
Finance income	73	127	53	88	127	53
Finance costs	(1,066)	(1,128)	(1,082)	(1,157)	(1,009)	(1,140)
Share of post-tax results of joint ventures and associates	40	44	63	40	49	63
Profit before tax from continuing operations	2,489	2,500	2,807	1,841	2,660	2,184

1.	Comparatives for 2018 only have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 1C and note 10).

2.
Included within NGV and Other is £263 million (2018: £234 million; 2017: £239 million) of operating profit (both before and after exceptional items and remeasurements) relating to NGV. Also included in this balance for the year ended 31 March 2019 is £181 million (2018: £84 million; 2017: £55 million) of operating profit in relation to the Property business.

3.	NGV and Other includes gains of £95 million (2018: £nil; 2017: £nil) in relation to cash received in respect of two legal settlements.
(c) Capital expenditure

	Net book value of property, plant and equipment and other intangible assets			Capital expenditure[1]			Depreciation, amortisation and impairment
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	13,288	13,028	12,515	925	999	1,027	(628)	(475)	(421)
UK Gas Transmission	4,412	4,280	4,165	308	310	214	(181)	(194)	(186)
US Regulated	24,542	20,953	21,638	2,650	2,424	2,247	(700)	(635)	(642)
NGV and Other[2]	2,755	2,491	2,430	438	341	247	(226)	(226)	(232)
Total from continuing operations	44,997	40,752	40,748	4,321	4,074	3,735	(1,735)	(1,530)	(1,481)

Split by geographical area – continuing operations:
UK	19,343	18,772	18,102	1,584	1,527	1,357	(931)	(804)	(753)
US	25,654	21,980	22,646	2,737	2,547	2,378	(804)	(726)	(728)
	44,997	40,752	40,748	4,321	4,074	3,735	(1,735)	(1,530)	(1,481)
Asset type:
Property, plant and equipment	43,913	39,853	39,825	4,015	3,901	3,507	(1,560)	(1,392)	(1,348)
Non-current intangible assets	1,084	899	923	306	173	228	(175)	(138)	(133)
Total from continuing operations	44,997	40,752	40,748	4,321	4,074	3,735	(1,735)	(1,530)	(1,481)

1.	Represents additions to property, plant and equipment and non-current intangibles but excludes additional investments in and loans to joint ventures and associates.

2.
Included within NGV and Other are assets with a net book value of £1,635 million (2018: £1,454 million; 2017: £1,432 million), capital expenditure of £317 million (2018: £186 million; 2017: £98 million) and depreciation, amortisation and impairment of £114 million (2018: £143 million; 2017: £143 million) relating to NGV.

Total non-current assets other than financial instruments and pension assets located in the UK and US were £30,072 million and £21,787 million respectively as at 31 March 2019 (31 March 2018: UK £20,816 million, US £27,663 million; 31 March 2017: UK £20,045 million, US £28,951 million).

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

3. Revenue

Revenue arises in the course of the ordinary activities and principally comprises:
•    transmission services;
•    distribution services; and
•    generation services.
Transmission services, distribution services and certain other services (excluding rental income but including metering) fall within the scope of IFRS 15 ‘Revenue from Contracts with Customers’, whereas generation services are accounted for under the leasing standard as rental income, presented within revenue. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties and value added tax. The Group recognises revenue when it transfers control over a product or service to a customer.

IFRS 15 was effective from 1 April 2018. As explained in note 37, the standard has been applied prospectively and therefore the analysis below is only provided for the current period. The impact of adoption on the opening consolidated statement of financial position and reserves is disclosed in note 37, with the main change to profit being in relation to customer connection income in the UK Electricity Transmission and US Regulated businesses. Note 37 includes the quantification of the impact for the year if revenue were still to have been accounted for under IAS 18, which arises from a change in the recognition of receipts from other UK network owners (and has no impact on profit).
The following is a description of principal activities, by reportable segment, from which the Group generates its revenue. For more detailed information about our segments, see note 2.
(a) UK Electricity Transmission
The UK Electricity Transmission segment principally generates revenue by providing electricity transmission services (both as transmission owner in England and Wales and system operator in Great Britain). Our business operates as a monopoly regulated by Ofgem, which has established price control mechanisms that set the amount of annual allowed returns our business can earn. The IFRS revenues we record are principally a function of volumes and price. Price is determined prior to our financial year end with reference to the regulated allowed returns and estimated annual volumes. Where revenue received or receivable exceeds the maximum amount permitted by regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment to future prices relates to the provision of future services. Similarly no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. As part of our regulatory agreements we are entitled to recover certain costs directly from customers (pass-through costs). These amounts are included in the overall calculation of allowed revenue as stipulated by regulatory agreements.
The transmission of high-voltage electricity encompasses the following principal services:

•	the supply of high-voltage electricity (including both transmission and system operator charges); and

•	construction work (principally for connections).
For the supply of high-voltage electricity, revenue is recognised based on capacity and volumes. Our performance obligation is satisfied over time as our customers make use of our network. We bill monthly in arrears and our payment terms are up to 60 days.
For construction work relating to connections, customers can either pay over the useful life of the connection or upfront. Revenue is recognised over time, as we provide access to our network, and where the customer pays upfront, revenues are deferred and released over the life of the connection.
For other construction where there is no consideration for any future services, for example diversions (being the re-routing of network assets at our customers’ request), revenues are recognised as the construction work is completed.
(b) UK Gas Transmission
The UK Gas Transmission segment of the Group principally generates revenue by providing gas transmission services to our customers (both as transmission owner and as system operator) in Great Britain. Similar to our UK Electricity Transmission business, our business operates as a monopoly regulated by Ofgem. The price control mechanism in place that determines our annual allowances is also similar, as is the way in which revenue is recorded.
The transmission of gas encompasses the following principal services:

•	the supply of high-pressure gas (including both transmission and system operator charges); and

•	construction work (principally for connections).
For the supply of high-pressure gas, revenue is recognised based on capacity and volumes. Our performance obligation is satisfied over time as our customers make use of our network, and we bill monthly in arrears with payment terms of up to 45 days.
For construction work relating to connections, customers pay for the connection upfront. Revenue is recognised over time, as we provide access to our network. Where revenues are received upfront, they are deferred and released over the life of the connection.
For other construction where there is no consideration for any future services (such as diversions), revenues are recognised when the construction work is completed.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

3. Revenue continued
(c) US Regulated
The US Regulated segments of the Group principally generate revenue by providing gas and electricity distribution services in New York and New England, high voltage electricity transmission services in New York and New England, and electricity generation in New York.
Distribution services
Provision of gas and electric distribution services in New York and New England. This comprises the following principal services:

•	Gas and electricity distribution: revenue is recognised based on usage (over time) by customers and billed monthly. Payment terms are 30 days; and

•	Connections: revenue is recognised over time, as we provide access to our network. Where payments are made upfront, they are deferred over the life of the asset.
Transmission services
Provision of electricity transmission services to customers and operation of electricity transmission facilities. Our principal services are:

•	Electricity transmission: revenue is recognised based on usage by customers (over time) and billed monthly. Payment terms are 30 days; and

•	Connections: revenue is recognised over time, as we provide access to our network. Where payments are made upfront, they are deferred over the life of the asset.
Electricity generation
Provision of energy services and supply capacity to produce energy for the use of customers of the Long Island Power Authority (LIPA) through a power supply agreement. This falls within the scope of the leasing standard, where we act as lessor with rental income being recorded as other income, which forms part of total revenue.
(d) NGV and Other
NGV and Other includes electricity interconnectors, LNG at Grain, commercial metering, property sales and rental income, and insurance.
The Group recognises revenue from transmission services through interconnectors and from LNG at Grain by means of customers’ use of capacity and volumes. Revenue is recognised over time and is billed monthly. Payment terms are 30 days.
Other revenue in the scope of IFRS 15 principally includes revenues from our metering businesses. Revenue is recognised over time and is billed monthly. Payment terms are 30 days.
Other revenue, recognised in accordance with standards other than IFRS 15, includes property sales by our UK commercial property business and rental income. Property sales are recorded at a point in time (when the sale is legally completed) and rental income is recorded over time.
In the following tables, revenue is disaggregated by primary geographical market and major service lines. The table reconciles disaggregated revenue with the Group’s reportable segments (see note 2).

Revenue for the year ended 31 March 2019	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15
Transmission	3,325	833	370	313	4,841
Distribution	—	—	8,941	—	8,941
Other	—	—	—	284	284
Total IFRS 15 revenue	3,325	833	9,311	597	14,066
Other revenue
Generation	—	—	367	—	367
Other	6	51	168	275	500
Total other revenue	6	51	535	275	867
Total revenue from continuing operations	3,331	884	9,846	872	14,933

Geographical split for the year ended 31 March 2019	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15
UK	3,325	833	—	585	4,743
US	—	—	9,311	12	9,323
Total IFRS 15 revenue	3,325	833	9,311	597	14,066
Other revenue
UK	6	51	—	245	302
US	—	—	535	30	565
Total other revenue	6	51	535	275	867
Total revenue from continuing operations	3,331	884	9,846	872	14,933
Revenue to be recognised in future periods, presented as contract liabilities of £994 million (see note 23), relates to contributions in aid of construction. Revenue is recognised over the life of the asset. The asset lives for connections in UK Electricity Transmission, UK Gas Transmission and US Regulated are 40 years, 36 years (to 2055), and up to 47 years respectively. The weighted average amortisation period is 43 years.
Future revenues in relation to unfulfilled performance obligations not yet received in cash amount to £3.5 billion. £1.6 billion relates to connection contracts in UK Electricity Transmission which will be recognised as revenue over 30 years and £1.8 billion relates to revenues to be earned under LNG at Grain contracts over 11 years. The remaining amount will be recognised as revenue over 5 years.
The amount of revenue recognised for the year ended 31 March 2019 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to the changes in the estimate of the stage of completion, is £nil.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

4. Operating costs

Below we have presented separately certain items included in our operating costs from continuing operations. These include a breakdown of payroll costs (including disclosure of amounts paid to key management personnel) and fees paid to our auditors.

Rentals under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

	Before exceptional items and remeasurements			Exceptional items and remeasurements			Total
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Depreciation, amortisation and impairment	1,588	1,530	1,481	147	—	—	1,735	1,530	1,481
Payroll costs	1,703	1,648	1,578	149	—	—	1,852	1,648	1,578
Purchases of electricity	1,504	1,299	1,143	(50)	(14)	(46)	1,454	1,285	1,097
Purchases of gas	1,644	1,539	1,241	(2)	4	(22)	1,642	1,543	1,219
Rates and property taxes	1,108	1,057	1,042	—	—	—	1,108	1,057	1,042
Balancing Services Incentive Scheme	1,196	1,012	1,120	—	—	—	1,196	1,012	1,120
Payments to other UK network owners[1]	—	1,043	1,008	—	—	—	—	1,043	1,008
Other	2,748	2,665	2,649	328	(26)	633	3,076	2,639	3,282
	11,491	11,793	11,262	572	(36)	565	12,063	11,757	11,827
Operating costs include:
Inventory consumed							415	367	296
Operating leases[2]							46	51	43
Research and development expenditure							19	13	14

1.	Under IFRS 15, for 2019 revenue and associated payments to other UK network owners are presented on a net basis. Refer to note 37.

2.	Following a review during the year, the comparatives have been refined to provide consistency with the current year.
(a) Payroll costs

	2019	2018	2017
	£m	£m	£m
Wages and salaries[1]	2,084	1,998	1,852
Social security costs	156	157	145
Defined contribution scheme costs	72	65	58
Defined benefit pension costs	232	156	151
Share-based payments	27	16	32
Severance costs (excluding pension costs)	76	7	5
	2,647	2,399	2,243
Less: payroll costs capitalised	(795)	(751)	(665)
Total payroll costs	1,852	1,648	1,578

1.	Included within wages and salaries are US other post-retirement benefit costs of £48 million (2018: £46 million; 2017: £53 million). For further information refer to note 25.
(b) Number of employees

	31 March 2019	Monthly average 2019	31 March 2018	Monthly average 2018	31 March 2017	Monthly average 2017
UK	5,962	6,227	6,517	6,431	6,265	6,291
US	16,614	16,669	16,506	16,274	15,867	15,752
Total number of employees	22,576	22,896	23,023	22,705	22,132	22,043

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

4. Operating costs continued
(c) Key management compensation

	2019	2018	2017
	£m	£m	£m
Short-term employee benefits	7	8	8
Post-employment benefits	1	1	1
Share-based payments	3	3	6
Total key management compensation	11	12	15
Key management compensation relates to the Board, including the Executive Directors and Non-executive Directors for the years presented.
(d) Directors’ emoluments
Details of Executive Directors’ emoluments are contained in the Remuneration Report on page 79 and those of Non-executive Directors on page 84.
(e) Auditors’ remuneration
Auditors’ remuneration is presented below in accordance with the requirements of the Companies Act 2006 and the principal accountant fees and services disclosure requirements of Item 16C of Form 20-F:

	2019	2018	2017
	£m	£m	£m
Audit fees payable to the Parent Company’s auditors and their associates in respect of:[1]
Audit of the Parent Company’s individual and consolidated financial statements[2]	1.6	2.7	1.5
The auditing of accounts of any associate of the Company[3]	7.2	9.3	13.7
Other services supplied[4]	5.2	3.9	4.6
	14.0	15.9	19.8
Total other services[5]
Tax fees:
Tax compliance services	—	0.3	0.4
Tax advisory services	—	—	0.1
All other fees:
Other assurance services[6]	1.1	0.7	4.6
Services relating to corporate finance transactions not covered above[7]	—	—	5.9
Other non-audit services not covered above[8]	2.2	0.9	6.3
	3.3	1.9	17.3
Total auditors’ remuneration	17.3	17.8	37.1

1.	Deloitte LLP became the Group’s principal auditor for the year ended 31 March 2018. PricewaterhouseCoopers LLP (PwC) was the principal auditor for the year ended 31 March 2017.

2.	Audit fees in each year represent fees for the audit of the Company’s financial statements and regulatory reporting for the years ended 31 March 2019, 2018 and 2017.

3.	The 2018 comparative has been updated following finalisation of the 2018 audit fee with the Audit Committee.

4.
Other services supplied represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditors. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley), audit reports on regulatory returns and the review of interim financial statements for the six-month periods ended 30 September 2018, 2017 and 2016 respectively.

5.	There were no audit related fees as described in Item 16C(b) of Form 20-F.

6.
Principally amounts relating to assurance services provided in relation to comfort letters for debt issuances. In 2017, amounts represented assurance services undertaken by PwC in relation to the sale of UK Gas Distribution and data assurance work in respect of financial information included in US rate filings.

7.	Vendor due diligence and other transaction services in relation to the sale of UK Gas Distribution.

8.
Fees for other non-audit services – projects including services provided to the UK Property business, relating to evaluating possible options for the use of property assets. In 2017, services related principally to PwC assisting the Company with separation activities in relation to the sale of UK Gas Distribution.

The Audit Committee considers and makes recommendations to the Board, to be put to shareholders for approval at each AGM, in relation to the appointment, re-appointment, removal and oversight of the Company’s independent auditors. The Committee also considers and approves the audit fees on behalf of the Board in accordance with the Competition and Market Authority Audit Order 2014. The auditors’ remuneration is then put to shareholders at each AGM. Details of our policies and procedures in relation to non-audit services to be provided by the independent auditors are set out on page 62 of the Corporate Governance Report.
Certain services are prohibited from being performed by the external auditors under the Sarbanes-Oxley Act. Of the above services, none were prohibited.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

5. Exceptional items and remeasurements

To monitor our financial performance, we use a profit measure that excludes certain income and expenses. We call that measure ‘business performance’ or ‘adjusted profit’. Business performance (which excludes exceptional items and remeasurements as defined below) is used by management to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. We exclude items from business performance because, if included, these items could distort understanding of our performance for the year and the comparability between periods. This note analyses these items, which are included in our results for the year but are excluded from business performance.

Exceptional items and remeasurements from continuing operations

	2019	2018¹	2017
	£m	£m	£m
Included within operating profit
Exceptional items:
Cost efficiency and restructuring programmes	(204)	—	—
Massachusetts Gas labour dispute	(283)	—	—
Impairment of nuclear connection development costs	(137)	—	—
Final settlement of LIPA MSA Transition	—	26	—
Environmental charges	—	—	(526)
Gas holder demolition costs	—	—	(107)
	(624)	26	(633)
Remeasurements – commodity contract derivatives	52	10	68
	(572)	36	(565)
Included within finance income and costs
Remeasurements:
Net (losses)/gains on derivative financial instruments	(40)	119	(58)
Net gains on financial assets at fair value through profit and loss	15	—	—
Net losses on financial liabilities at fair value through profit and loss	(51)	—	—
	(76)	119	(58)
Included within share of post-tax results of joint ventures and associates
Deferred tax arising on the reduction in US corporation tax rate	—	5	—
Total included within profit before tax	(648)	160	(623)
Included within tax
Exceptional items – credits arising on items not included in profit before tax:
Deferred tax arising on the reduction in the UK corporation tax rate	—	—	94
Deferred tax arising on the reduction in the US corporation tax rate	—	1,510	—
Tax on exceptional items	144	(9)	227
Tax on remeasurements	5	(28)	(29)
	149	1,473	292
Total exceptional items and remeasurements after tax	(499)	1,633	(331)
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	(480)	1,532	(312)
Remeasurements after tax	(19)	101	(19)
Total exceptional items and remeasurements after tax	(499)	1,633	(331)

1.	Comparatives for 2018 only have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 1C and note 10).

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

5. Exceptional items and remeasurements continued
Exceptional items
Management uses an exceptional items framework that has been discussed and approved by the Audit Committee. This follows a three-step process which considers the nature of the event, the financial materiality involved and any particular facts and circumstances. In considering the nature of the event, management focuses on whether the event is within the Group’s control and how frequently such an event typically occurs. In determining the facts and circumstances, management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, the precedent for similar items, the number of periods over which costs will be spread or gains earned, and the commercial context for the particular transaction.
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
Costs arising from restructuring programmes include redundancy costs. Redundancy costs are charged to the consolidated income statement in the year in which a commitment is made to incur the costs and the main features of the restructuring plan have been announced to affected employees.
2019
In assessing certain items of income and expenditure against our exceptional items framework, we have concluded that the costs associated with the Massachusetts Gas labour dispute (£283 million), our cost efficiency and restructuring programme (£204 million) and impairments relating to two nuclear connection cancellations (£137 million) should be treated as exceptional (as described further below).
We also considered whether the £95 million income from two legal settlements received in the period should be classified as exceptional. However, we concluded it was appropriate to recognise the income in earnings before exceptional items (within NGV and Other), in line with the treatment of the original costs.
Cost efficiency and restructuring programmes: Our UK and US businesses incurred restructuring charges as we reviewed organisational structures, operational activities and relevant roles and responsibilities to ensure we are able to operate more efficiently and to continue to drive outperformance for customers and shareholders. In the UK these reviews were largely completed during the first half of the year, and we reported a £127 million exceptional charge at 30 September 2018, reflecting £100 million in severance and associated planning and support costs. A net charge of £52 million relating to pension costs is recognised within this amount. No significant additional operational costs have been incurred in the UK since 30 September 2018; however, during the second half of the year we commenced an equivalent programme for our US core business, which has resulted in a charge of £68 million, relating to severance and lease terminations following a decision to exit certain of our properties in New York City. The cash outflow for the year was £93 million.
Massachusetts Gas labour dispute: On 25 June 2018, National Grid implemented a workforce contingency plan across its Massachusetts Gas business following the expiration of contracts for the 1,250 members of the existing workforce. In early January 2019 we reached agreement with the two unions over employment terms and conditions, with affected staff members returning to work in late January 2019. Throughout the duration of the labour dispute, we employed experienced contractors alongside supervisors and workers from other areas of our business to ensure work continued safely, and external contractor activity returned to normal levels in February 2019. In presenting this year’s financial statements, we have excluded the net incremental cost of £283 million on the basis that this ensures adjusted earnings presents a clear view of the financial performance of the US regulated business had the workforce contingency plan not been implemented. The total cash outflow related to the labour dispute was £320 million for the year.
Impairment of nuclear connection development costs: In November 2018, Toshiba announced the cancellation of its NuGen project to build a new nuclear power station at Moorside in Cumbria, and on 23 November 2018, NuGen terminated its connection agreement with UK Electricity Transmission. On 15 February 2019, Hitachi terminated its connection agreements in respect of its Horizon projects at Wylfa and Oldbury. As there is no realistic prospect of these schemes continuing in their present form, we have concluded that it is appropriate to impair the assets we had been developing for over 10 years. After deducting cash inflows relating to termination fees received of £13 million, the net impairment charge was £137 million.
2018
During the year, the Group reached an agreement with LIPA on an amount in final settlement of receivables and payables that arose following the cessation of the Management Services Agreement with LIPA in December 2013. The settlement resulted in a gain of £26 million, which has been recorded as exceptional, consistent with the treatment of gains and losses on the original transaction.
2017
In the US, the Group’s most significant environmental liabilities relate to former manufactured gas plant (MGP) facilities formerly owned or operated by the Group. The sites are subject to both state and federal law in the US. Environmental reserves are re-evaluated at each reporting period. The expenditure is expected to be largely recoverable from rate payers but, under IFRS, no asset can be recorded for this. During 2017, the Group updated its assessment of the gross remediation costs at three key sites in New York, resulting in an increase of £481 million on an undiscounted basis.
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

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

5. Exceptional items and remeasurements continued
Remeasurements
Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain of our financial assets and liabilities accounted for at fair value through profit and loss (FVTPL). Consistent with prior periods, in the current period these assets and liabilities include commodity contract derivatives and financial derivative instruments to the extent that hedge accounting is not achieved or is not effective.
Following the adoption of IFRS 9 in the current period, this year we have also classified the unrealised gains or losses reported in profit and loss on certain additional assets and liabilities now treated at FVTPL within remeasurements. These relate to the financial assets (which fail the 'solely payments of principal and interest test' under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and certain financial liabilities which we elected to designate at FVTPL on transition. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.
We report unrealised gains or losses relating to certain discrete classes of financial assets accounted for at FVTPL within business performance. These comprise our portfolio of investments made by National Grid Partners, and our investment in Sunrun Neptune 2016 LLC (within NGV and Other). The performance of these assets (including changes in fair value) are included in our assessment of business performance for the relevant business units.
Remeasurements excluded from business performance are made up of the following categories:

i.
Net gains/(losses) on commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

ii.
Net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the consolidated income statement in relation to our debt financing and foreign exchange hedging of the investment funds held by our insurance captives. These exclude gains and losses for which hedge accounting has been effective, and have been recognised directly in the consolidated statement of other comprehensive income or are offset by adjustments to the carrying value of debt (see notes 17 and 32).

iii.	Net gains/(losses) on financial assets measured at FVTPL comprise gains/(losses) on the investment funds held by our insurance captives which are categorised as FVTPL (see note 15).

iv.
Net gains/(losses) on financial liabilities measured at FVTPL comprises the change in the fair value (excluding changes due to own credit risk) of a financial liability that has been designated at FVTPL on transition to IFRS 9 to reduce a measurement mismatch (see note 21).

Items included within tax
2018
The Tax Cuts and Jobs Act (Tax Reform), which was enacted on 22 December 2017, reduced the US corporate tax rate from 35% to 21% with effect from 1 January 2018. Deferred taxes at the reporting date have been measured using these enacted tax rates. This resulted in a one-off deferred tax credit in the year ended 31 March 2018. However, as described in note 11, we expect the overall impact of Tax Reform to be economically neutral for the Group.
2017
The Finance Act 2016, which was enacted on 15 September 2016, reduced the main rate of UK corporation tax to 17% with effect from 1 April 2020. Deferred tax balances have been calculated at this rate for the years ended 31 March 2019 and 31 March 2018.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

6. Finance income and costs

This note details the interest income generated by our financial assets and interest expense incurred on our financial liabilities, primarily our financing portfolio (including our financing derivatives). It also includes the net interest on our pensions and other post-retirement assets. In reporting business performance, we adjust net financing costs to exclude any net gains or losses on financial instruments included in remeasurements (see note 5). In addition, where debt redemptions relate to exceptional transactions they are typically treated as exceptional.

The Group adopted IFRS 9 with effect from 1 April 2018. The comparatives are not required to be restated and are accounted for in accordance with IAS 39. Following the adoption of IFRS 9, finance income and costs remeasurements include unrealised gains and losses on certain assets and liabilities now treated at FVTPL. The interest income, dividends and interest expense on these items are included in finance income and finance costs before remeasurements, respectively.

		2019	2018¹	2017
	Notes	£m	£m	£m
Finance income
Interest income on financial instruments:
Bank deposits and other financial assets		54	54	28
Dividends received on equities held at fair value through other comprehensive income		2	—	—
Gains on disposal of available-for-sale investments		—	73	25
Other income		17	—	—
		73	127	53
Finance costs
Net interest on pensions and other post-retirement benefit obligations	25	(22)	(65)	(107)
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts		(72)	(87)	(59)
Other borrowings		(970)	(1,030)	(927)
Interest expense on financial liabilities held at fair value through profit and loss		(20)	—	—
Derivatives		(43)	12	(8)
Unwinding of discount on provisions	26	(74)	(75)	(73)
Other interest		—	(11)	(17)
Less: interest capitalised[2]		135	128	109
		(1,066)	(1,128)	(1,082)
Remeasurements – Finance income
Net gains on financial assets held at fair value through profit and loss		15	—	—
		15	—	—
Remeasurements – Finance costs
Net losses on financial liabilities held at fair value through profit and loss		(51)	—	—
Net (losses)/gains on derivative financial instruments[3]:
Derivatives designated as hedges for hedge accounting		(37)	49	81
Derivatives not designated as hedges for hedge accounting		(3)	70	(139)
		(91)	119	(58)
Total remeasurements – Finance income and costs		(76)	119	(58)

Finance income		88	127	53
Finance costs		(1,157)	(1,009)	(1,140)

Net finance costs from continuing operations		(1,069)	(882)	(1,087)

1.	Comparatives for 2018 only have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 1C and note 10).

2.
Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 3.9% (2018: 4.1%; 2017: 3.4%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £19 million (2018: £20 million; 2017: £18 million). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances.

3.
Includes a net foreign exchange gain on financing activities of £264 million (2018: £314 million loss; 2017: £264 million loss) offset by foreign exchange losses and gains on derivative financial instruments measured at fair value.

National Grid Annual Report and Accounts 2018/19 Financial Statements
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
Deferred tax is provided for using the balance sheet liability method, and is recognised on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases.
Deferred tax liabilities are generally recognised on all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill or from the initial recognition of other assets and liabilities in a transaction (other than a business combination) that affects neither the accounting nor the taxable profit or loss.
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
Tax charged/(credited) to the consolidated income statement – continuing operations

	2019	2018¹	2017
	£m	£m	£m
Tax before exceptional items and remeasurements	488	584	666
Exceptional tax on items not included in profit before tax (see note 5)	—	(1,510)	(94)
Tax on other exceptional items and remeasurements	(149)	37	(198)
Tax on total exceptional items and remeasurements	(149)	(1,473)	(292)
Total tax charge/(credit) from continuing operations	339	(889)	374
Tax as a percentage of profit before tax

	2019	2018¹	2017
	%	%	%
Before exceptional items and remeasurements – continuing operations	19.6	23.4	23.7
After exceptional items and remeasurements – continuing operations	18.4	(33.4)	17.1

1.	Comparatives for 2018 only have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 1C and note 10).

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

7. Tax continued
The tax charge for the year can be analysed as follows:

	2019	2018¹	2017
	£m	£m	£m
Current tax:
UK corporation tax at 19% (2018: 19%; 2017: 20%)	132	200	225
UK corporation tax adjustment in respect of prior years	(12)	(18)	(47)
	120	182	178
Overseas corporation tax	8	15	—
Overseas corporation tax adjustment in respect of prior years	(40)	(4)	1
	(32)	11	1
Total current tax from continuing operations	88	193	179
Deferred tax:
UK deferred tax	27	65	(9)
UK deferred tax adjustment in respect of prior years	2	(2)	(18)
	29	63	(27)
Overseas deferred tax	208	(1,155)	224
Overseas deferred tax adjustment in respect of prior years	14	10	(2)
	222	(1,145)	222
Total deferred tax from continuing operations	251	(1,082)	195

Total tax charge/(credit) from continuing operations	339	(889)	374
Tax charged/(credited) to the consolidated statement of other comprehensive income and equity

	2019	2018¹	2017
	£m	£m	£m
Current tax:
Available-for-sale investments	—	(11)	6
Investments at fair value through other comprehensive income	—	—	—
Cash flow hedges, Cost of hedging and Own credit reserve	3	—	—
Share-based payments	—	(3)	(4)
Deferred tax:
Available-for-sale investments	—	(18)	8
Investments at fair value through other comprehensive income	—	—	—
Cash flow hedges, Cost of hedging and Own credit reserve	(12)	(4)	20
Remeasurements of gains of pension assets and post-retirement benefit obligations[2]	12	530	277
Share-based payments	—	1	1
	3	495	308
Total tax recognised in the statements of comprehensive income from continuing operations	3	497	311
Total tax recognised in the statements of comprehensive income from discontinued operations	—	—	10
Total tax relating to share-based payments recognised directly in equity from continuing operations	—	(2)	(3)
Total tax relating to share-based payments recognised directly in equity from discontinued operations	—	—	—
	3	495	318

1.	Comparatives for 2018 only have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 1C and note 10).

2.
Remeasurements of gains on pension assets and post-retirement benefit obligations for the year ended 31 March 2018 includes a deferred tax charge of £281 million arising on the reduction in the US corporation tax rate.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

7. Tax continued
The tax charge for the year after exceptional items and remeasurements, for the continuing business, is lower (2018: lower tax charge; 2017: lower tax charge) than the standard rate of corporation tax in the UK of 19% (2018: 19%; 2017: 20%):

	Before exceptional items and remeasurements	After exceptional items and remeasurements	Before exceptional items and remeasurements	After exceptional items and remeasurements	Before exceptional items and remeasurements	After exceptional items and remeasurements
	2019	2019	2018	2018	2017	2017
	£m	£m	£m	£m	£m	£m
Profit before tax from continuing operations
Before exceptional items and remeasurements	2,489	2,489	2,500	2,500	2,807	2,807
Exceptional items and remeasurements	—	(648)	—	160	—	(623)
Profit before tax from continuing operations	2,489	1,841	2,500	2,660	2,807	2,184
Profit before tax from continuing operations multiplied by UK corporation tax rate of 19% (2018: 19%; 2017: 20%)	473	350	475	506	561	437
Effect of:
Adjustments in respect of prior years[1]	(36)	(36)	(22)	(14)	(67)	(67)
Expenses not deductible for tax purposes[2]	22	28	20	21	35	442
Non-taxable income[2,3]	(36)	(36)	(16)	(26)	(24)	(425)
Adjustment in respect of foreign tax rates	78	56	153	157	180	104
Deferred tax impact of change in UK tax rate	(3)	(3)	(7)	(7)	—	(94)
Deferred tax impact of change in US tax rate due to Tax Reform	—	—	—	(1,510)	—	—
Other[4]	(10)	(20)	(19)	(16)	(19)	(23)
Total tax charge/(credit) from continuing operations	488	339	584	(889)	666	374

	%	%	%	%	%	%
Effective tax rate – continuing operations	19.6	18.4	23.4	(33.4)	23.7	17.1

1.	Prior year adjustment is primarily due to agreement of prior period tax returns.

2.
For the year ended 31 March 2017, the adjustments after exceptional items and remeasurements primarily represent the impact of the Group’s net investment hedging following significant US dollar currency fluctuations.

3.	Includes gains on chargeable disposals which are offset by previously unrecognised capital losses.

4.	Other primarily comprises an adjustment in respect of post-tax profits of joint ventures and associates included within profit before tax from continuing operations.
Factors that may affect future tax charges
The main rate of UK corporation tax is reduced to 17% with effect from 1 April 2020. Deferred tax balances have been calculated at this rate.
We will continue to monitor the developments driven by Brexit, the OECD’s Base Erosion and Profit Shifting (BEPS) project and European Commission initiatives including fiscal aid investigations. At this time we do not expect this to have any material impact on our future tax charges.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

7. Tax continued
Tax included within the statement of financial position
The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:

	Accelerated tax depreciation £m	Share- based payments £m	Pensions and other post- retirement benefits £m	Financial instruments £m	Other net temporary differences[1] £m	Total £m
Deferred tax liabilities/(assets)
At 1 April 2017	7,074	(12)	(747)	9	(1,845)	4,479
Exchange adjustments and other²	(559)	—	69	1	221	(268)
(Credited)/charged to income statement	(1,641)	2	(55)	12	598	(1,084)
Charged/(credited) to other comprehensive income and equity	—	1	530	(1)	(21)	509
At 31 March 2018 (as previously reported)	4,874	(9)	(203)	21	(1,047)	3,636
Impact of transition to IFRS 9 and IFRS 15	19	—	—	(5)	(93)	(79)
At 1 April 2018 (as restated)	4,893	(9)	(203)	16	(1,140)	3,557
Exchange adjustments and other²	275	—	(31)	(3)	(76)	165
(Credited)/charged to income statement	309	—	52	6	(124)	243
Charged/(credited) to other comprehensive income and equity	—	—	12	(12)	—	—
At 31 March 2019	5,477	(9)	(170)	7	(1,340)	3,965

1.
The deferred tax asset of £1,340 million as at 31 March 2019 (2018: £1,047 million) in respect of other net temporary differences primarily relates to US net operating losses of £423 million (2018: £390 million) and environmental provisions of £409 million (2018: £378 million).

2.
Exchange adjustments and other comprises foreign exchange arising on translation of the US dollar deferred tax balances. In the prior period it also included reclassification of £43 million relating to offset of the opening deferred tax balance on US net operating losses against US current tax liabilities.

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The deferred tax balances (after offset) for statement of financial position purposes consist solely of deferred tax liabilities of £3,965 million (2018: £3,636 million). This balance is after offset of a deferred tax asset of £423 million (2018: £390 million) which has been recognised in respect of net operating losses. In the prior period, the deferred tax credited to the income statement of £1,084 million was after offset of a £293 million deferred tax charge in respect of net operating losses.
Deferred tax assets in respect of capital losses, trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The deferred tax assets not recognised are as follows:

	2019	2018
	£m	£m
Capital losses	1,470	510
Non-trade deficits	4	4
Trading losses	5	4
The capital losses arose in the UK on disposal of certain businesses or assets, some of which were agreed with HMRC in the current period. They are available to carry forward indefinitely but can only be offset against future capital gains. The UK non-trade deficits arose prior to 1 April 2017 and therefore can only be offset against future non-trade profits.
At 31 March 2019 and 31 March 2018, there were no recognised deferred tax liabilities for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries or its associates as there are no significant corporation tax consequences of the Group’s UK, US or overseas subsidiaries or associates paying dividends to their parent companies. There are also no significant income tax consequences for the Group from the payment of dividends by the Group to its shareholders.

National Grid Annual Report and Accounts 2018/19 Financial Statements
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

Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect the business performance sub-totals used by the Company. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. For further details of exceptional items and remeasurements, see note 5.
Following the sale of the UK Gas Distribution business on 31 March 2017, National Grid plc returned £3,171 million of proceeds to shareholders through a special dividend, paid on 2 June 2017. In order to maintain the comparability of the Company’s share price before and after the special dividend, this was preceded by a share consolidation undertaken on 22 May 2017, replacing every 12 existing ordinary shares with 11 new ordinary shares. The weighted average number of ordinary shares outstanding for the year ended 31 March 2018 includes the effect of both the share consolidation and the special dividend from the date that the special dividend was paid. The associated share buyback programme which began on 2 June 2017 completed in March 2018. Purchased shares are held as treasury shares.
(a) Basic EPS

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2019	2019	2018¹	2018¹	2017	2017
	£m	pence	£m	pence	£m	pence
Adjusted earnings from continuing operations	1,998	59.0	1,915	55.3	2,141	56.9
Exceptional items and remeasurements after tax from continuing operations	(499)	(14.7)	1,633	47.2	(331)	(8.8)
Earnings from continuing operations	1,499	44.3	3,548	102.5	1,810	48.1
Adjusted earnings from discontinued operations	57	1.7	145	4.2	607	16.1
Exceptional items and remeasurements after tax from discontinued operations	(45)	(1.4)	(143)	(4.1)	5,378	142.9
Earnings from discontinued operations	12	0.3	2	0.1	5,985	159.0
Total adjusted earnings	2,055	60.7	2,060	59.5	2,748	73.0
Total exceptional items and remeasurements after tax (including discontinued operations)	(544)	(16.1)	1,490	43.1	5,047	134.1
Total earnings	1,511	44.6	3,550	102.6	7,795	207.1

		2019		2018		2017
		millions		millions		millions
Weighted average number of ordinary shares – basic		3,386		3,461		3,763
(b) Diluted EPS

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2019	2019	2018¹	2018¹	2017	2017
	£m	pence	£m	pence	£m	pence
Adjusted earnings from continuing operations	1,998	58.8	1,915	55.1	2,141	56.7
Exceptional items and remeasurements after tax from continuing operations	(499)	(14.7)	1,633	47.0	(331)	(8.8)
Earnings from continuing operations	1,499	44.1	3,548	102.1	1,810	47.9
Adjusted earnings from discontinued operations	57	1.7	145	4.2	607	16.0
Exceptional items and remeasurements after tax from discontinued operations	(45)	(1.4)	(143)	(4.2)	5,378	142.3
Earnings from discontinued operations	12	0.3	2	0.0	5,985	158.3
Total adjusted earnings	2,055	60.5	2,060	59.3	2,748	72.7
Total exceptional items and remeasurements after tax (including discontinued operations)	(544)	(16.1)	1,490	42.8	5,047	133.5
Total earnings	1,511	44.4	3,550	102.1	7,795	206.2

		2019		2018		2017
		millions		millions		millions
Weighted average number of ordinary shares – diluted		3,401		3,476		3,780

1.	Comparatives for 2018 only have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 1C and note 10).

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

8. Earnings per share (EPS) continued
(c) Reconciliation of basic to diluted average number of shares

	2019	2018	2017
	millions	millions	millions
Weighted average number of ordinary shares – basic	3,386	3,461	3,763
Effect of dilutive potential ordinary shares – employee share plans	15	15	17
Weighted average number of ordinary shares – diluted	3,401	3,476	3,780

9. Dividends

Interim dividends are recognised when they become payable to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.

	2019			2018			2017
	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m
Interim dividend in respect of the current year	16.08	450	94	15.49	346	176	15.17	540	32
Special dividend	—	—	—	84.375	3,171	—	—	—	—
Final dividend in respect of the prior year	30.44	710	319	29.10	970	33	28.34	923	151
	46.52	1,160	413	128.965	4,487	209	43.51	1,463	183
The Directors are proposing a final dividend for the year ended 31 March 2019 of 31.26p per share that will absorb approximately £1,066 million of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 14 August 2019 to shareholders who are on the register of members at 31 May 2019 (subject to shareholders’ approval at the AGM). A scrip dividend will be offered as an alternative.
Following completion of the sale of the majority interest in UK Gas Distribution, the Company paid a special dividend on 2 June 2017 of 84.375p per existing ordinary share ($5.4224 per existing American Depositary Share). This returned £3,171 million to shareholders. No scrip dividend was offered as an alternative.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

10. Discontinued operations and assets held for sale

The results and cash flows of significant assets or businesses sold during the year are shown separately from our continuing operations. Assets and businesses are classified as held for sale when their carrying amounts are recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Depreciation ceases on assets and businesses when they are classified as held for sale and the assets and businesses are impaired if the proceeds less sale costs fall short of the carrying value.

Following the decision that we will exercise our put option to sell the 39% equity interest we hold in Quadgas, and on the basis that we intend to dispose of our stake by 30 June 2019, we have met the criteria to classify our interests in Quadgas as a disposal group held for sale. The disposal group comprises our equity interests in Quadgas, the shareholder loan to Quadgas and the derivatives arising from the put/call agreements (described further below). The Group has classified the results of the disposal group as a discontinued operation for the year, and therefore they are presented in the income statement as a discontinued operation separately from the results of the rest of our business, in the same way as the results of the UK Gas Distribution business were disclosed following the sale of a 61% controlling stake in the business on 31 March 2017.

On 31 March 2017, the Group sold 61% of its UK Gas Distribution business to Quadgas BidCo Limited (the Consortium) and retained 39% of the business. At the same time, we and the Consortium also entered into a Further Acquisition Agreement (FAA), a put/call arrangement, to sell a further 14% of our investment in the business between 1 March 2019 and 30 June 2019 (our put, having given at least six months’ notice) or between 1 July 2019 to 31 October 2019 (the Consortium’s call, having given six months’ notice).
On 1 May 2018, we announced that we had entered into a Remaining Acquisition Agreement (RAA) with the Consortium for the remaining 25% stake in the business under an agreement similar to the FAA. The pricing under the RAA is less favourable to the Group than the FAA. However, in all other material aspects, the RAA is similar to the FAA, in particular regarding the windows for the notice to be given and exercise of the put and call options. This resulted in the recognition of a net derivative financial asset with a fair value of £110 million (2018: £110 million) relating to the FAA. The fair value of this derivative was initially determined by comparing the pricing mechanism within the FAA against that of the agreement concerning our remaining 25% interest. The £110 million gain as at 31 March 2018 reflected the pricing differential between the two contracts.
An impairment review of the Group’s interests in Quadgas (comprising the FAA derivative, a 39% equity interest and £0.4 billion in shareholder loans) was undertaken, comparing the aggregated carrying value of these interests against the future dividend income and proceeds we would expect to receive under the FAA and RAA. At 31 March 2018, this resulted in a charge of £213 million, recorded as an impairment against the carrying value of the equity, largely offsetting pension accounting gains, and the recognition of the FAA derivative asset.
We have decided to exercise the options over our remaining 39% interest in Quadgas and the sale is expected to complete at the end of June 2019, subject to customary regulatory approvals.
The aggregate carrying value of our investment in Quadgas at 31 March 2019 was £2.0 billion (2018: £2.1 billion), determined with reference to the future proceeds expected to be received under the FAA and RAA. This comprises the carrying value of the Group’s equity interest in Quadgas of £1.5 billion (2018: £1.6 billion), the shareholder loan to Quadgas of £0.4 billion (2018: £0.4 billion) and the derivatives described above.
Assets held for sale
Under IFRS, the reclassification of assets (and any associated liabilities) as ‘held for sale’ can only be triggered once the assets are available for sale in their present condition and the sale is ‘highly probable’. The highly probable criterion is met when the sale is expected to be completed within a year. We have therefore classified our interests in Quadgas as ‘held for sale’ with effect from 30 June 2018, since we expect to exit our investment by 30 June 2019. At 31 March 2018, we had no such expectation of sale completion within a year.
The aggregate carrying value of the assets and liabilities we will sell amount to £2.0 billion (2018: £2.1 billion), reflecting the total proceeds that remain to be received. No discounting has been applied on the basis that the period to exercise is now less than a year. The value allocated to each element of the Quadgas disposal group at 31 March 2019 is as follows:

•	the shareholder loan receivable is valued at par of £0.4 billion;

•	the RAA derivative[1] is valued at £nil;

•	the FAA derivative asset[1] is valued at £110 million; and

•	the residual balance of £1.5 billion has been allocated to the investment in associate.
Treatment as a discontinued operation
We consider that the exercise of our put options is the final stage of the plan to dispose of our interest in the UK Gas Distribution business first announced in 2015, and we have accordingly treated the results and cash flows arising from Quadgas as a discontinued operation in the current year on the basis that the sale forms part of a ‘single coordinated plan’ to dispose of UK Gas Distribution. As a consequence, we have classified the various elements of income, expense and cash flows within discontinued operations as set out below, with comparatives also re-presented accordingly.
Also included within discontinued operations are the results of the UK Gas Distribution business for the year ended 31 March 2017, following the disposal of our 61% equity interest in the UK Gas Distribution business described above. This principally comprised the Group’s equity and debt interests in National Grid Gas Distribution Limited together with certain other assets (principally property and a 45% interest in Xoserve Limited). The business represented a reportable segment and a separate major line of business and accordingly was presented as a discontinued operation in the consolidated income statement, consolidated statement of comprehensive income and the consolidated cash flow statement in 2017. Further details are included in the Annual Report and Accounts 2016/17. Within the Annual Report and Accounts 2017/18, both the income statement and the cash flow statement for the year ended 31 March 2018 included amounts relating to the transaction within discontinued operations, primarily relating to the completion accounts settlement in November 2017, a cash outflow from operating activities of £207 million related to the utilisation of provisions (mainly relating to payments of professional fees in respect of the disposal of the UK Gas Distribution business), and net cash flows used in financing activities of £231 million for the settlement of RPI swaps (relating to the final stages of the Group-wide liability management programme executed as part of the sale process).

1.
The RAA and FAA are both level 3 financial instruments. No sensitivity analysis is provided in respect of the FAA and RAA derivatives. The price at which we will exit our interest in Quadgas is fixed and accordingly reflected in the aggregate carrying value of the disposal group. Any change in the fair value of these derivatives at 31 March would have been offset by equal and opposite adjustments to the carrying value of our equity interest, with nil net impact on profit and loss for the year. The notional value of the FAA was £739 million (2018: £739 million) and the notional value of the RAA was £1,087 million.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

10. Discontinued operations and assets held for sale continued
Summary income statement – discontinued operations
The summary income statement for discontinued operations is as follows:

	2019	2018¹	2017
	£m	£m	£m
Revenue	—	—	1,887
Operating costs[2]	(1)	(41)	(993)
Operating (loss)/profit	(1)	(41)	894
Net finance income/(costs)	23	137	(152)
Share of post-tax results of joint ventures and associates[3]	(5)	(89)	—
Profit before tax from discontinued operations	17	7	742
Tax from discontinued operations	(5)	(5)	(79)
Profit after tax from discontinued operations	12	2	663
Gain on disposal of UK Gas Distribution after tax[4]	—	—	5,321
Total profit after tax from discontinued operations[5]	12	2	5,984

1.	Comparatives for 2018 only have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 1C).
2. Operating costs of £41 million for the year ended 31 March 2018 related to amounts in respect of the disposal of the UK Gas Distribution business, primarily relating to the completion accounts settlement in November 2017. The remainder of the balances relate to the disposal group and have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period.

3.
For the year ended 31 March 2019, this is the net of £43 million impairment charge against investment in Quadgas (see note 16) and £38 million share of Quadgas post-tax profits recognised prior to classification as held for sale.

4.
The total gain on the disposal after tax of £5,321 million was comprised of total consideration of £7,494 million before transaction costs of £1,837 million and a tax credit of £312 million compared to net assets on disposal of £648 million.

5.
Of the total profit after tax from discontinued operations for the year ended 31 March 2019, the £43 million impairment charge against the investment in Quadgas, net operating costs of £1 million and the tax thereon are classified as exceptional items.

Statement of comprehensive income – discontinued operations
The summary statement of comprehensive income for discontinued operations is as follows:

		2019	2018¹	2017
	Notes	£m	£m	£m
Profit after tax from discontinued operations		12	2	5,984

Other comprehensive income/(loss)
Items that will never be reclassified to profit or loss:
Remeasurement losses of pension assets and post-retirement benefit obligations	25	—	—	(75)
Share of other comprehensive income of associate, net of tax		36	142	—
Tax on items that will never be reclassified to profit or loss		—	—	13
Total items from discontinued operations that will never be reclassified to profit or loss		36	142	(62)
Items that may be reclassified subsequently to profit or loss:
Net losses in respect of cash flow hedges		—	—	(106)
Transferred to profit or loss in respect of cash flow hedges		—	—	233
Share of other comprehensive income of associate, net of tax		—	5	—
Tax on items that may be reclassified subsequently to profit or loss		—	—	(23)
Total items from discontinued operations that may be reclassified subsequently to profit or loss		—	5	104
Other comprehensive income for the year, net of tax from discontinued operations		36	147	42
Total comprehensive income for the year from discontinued operations		48	149	6,026

1.	Comparatives for 2018 only have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 1C).
Once the assets are treated as ‘held for sale’, equity accounting ceases for our investment in our associate. We therefore ceased to record our share of profits and share of gains/losses recorded within the consolidated statement of other comprehensive income from 30 June 2018.
Summary cash flow statement – discontinued operations
Cash outflow from operating activities of £71 million (2018: £207 million) primarily related to the payments to Affordable Warmth and professional fees in respect of the disposal of the UK Gas Distribution business. In 2017, the amount related to outflows of cash by the UK Gas Distribution business itself.
Cash inflows from investing activities of £156 million (2018: £171 million) was comprised of dividends received and interest received on the shareholder loan. In 2017, this represented cash outflows from investments made by UK Gas Distribution.
There were no cash flows for financing activities in the year. In 2018, net cash flows used in financing activities were £231 million for the settlement of RPI swaps relating to the final stages of the Group-wide liability management programme executed as part of sale process. In 2017, amounts related to the liability management programme, comprising £4.8 billion of debt issued and term debt raised, offset by £3.2 billion in respect of bond buybacks.

National Grid Annual Report and Accounts 2018/19 Financial Statements
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
Impairment is recognised where there is a difference between the carrying value of the cash-generating unit and the estimated recoverable amount of the cash‑generating unit to which that goodwill has been allocated. Any impairment loss is first allocated to the carrying value of the goodwill and then to the other assets within the cash-generating unit. Recoverable amount is defined as the higher of fair value less costs to sell and estimated value-in-use at the date the impairment review is undertaken.
Value-in-use represents the present value of expected future cash flows, discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
Impairments are recognised in the income statement and are disclosed separately.

Total £m
Net book value at 1 April 2017	6,096
Exchange adjustments	(652)
Net book value at 31 March 2018	5,444
Exchange adjustments	425
Net book value at 31 March 2019	5,869
The cost of goodwill at 31 March 2019 was £5,885 million (2018: £5,458 million) with an accumulated impairment charge of £16 million (2018: £14 million).
The amounts disclosed above as at 31 March 2019 include balances relating to the following cash-generating units: New York £3,382 million (2018: £3,137 million); Massachusetts £1,264 million (2018: £1,173 million); Rhode Island £470 million (2018: £436 million); and Federal £753 million (2018: £698 million).
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
The future economic growth rate used to extrapolate projections beyond five years is 2.2% (2018: 2.3%). The growth rate has been determined having regard to data on projected growth in US real gross domestic product (GDP). Based on our business’ place in the underlying US economy, it is appropriate for the terminal growth rate to be based upon the overall growth in real GDP and, given the nature of our operations, to extend over a long period of time. Cash flow projections have been discounted to reflect the time value of money, using a post-tax discount rate of 5.3% (2018: 5.3%). The equivalent pre-tax discount rate is 5.3% (2018: 5.3%) as tax is assumed to be a pass-through cost to our customers, recoverable under our rate plans. The discount rate represents the estimated weighted average cost of capital of these operations.
In reaching this conclusion, the Directors have considered the potential future consequences regarding the manner in which Tax Reform will impact the Group and its future cash flows. In our US business, we are subject to federal and state taxes; however, our regulatory arrangements require us to pass this cost back to our customers. The reduction in the corporation tax rate from 35% to 21% will be reflected through lower bills to customers, reducing our revenues (and tax costs) in future periods. For the purposes of the goodwill impairment exercise, we have reflected the lower billing levels through lower revenue forecasts as well as lower tax charges.
Historically, as a result of tax losses arising from claiming accelerated depreciation allowances, we have not paid substantial amounts of tax in the US. Accordingly, for IFRS purposes, we have recognised significant deferred tax liabilities in respect of these accelerated allowances. In accounting terms, Tax Reform triggered the remeasurement of our deferred tax liabilities from 35% to 21% which resulted in the exceptional gain under IFRS for the year ended 31 March 2018 (as disclosed in notes 5 and 7). However, the impact for our US business is that the amounts we have previously received from customers assuming a 35% federal tax rate instead of a 21% federal tax rate must now be returned to customers over a period of up to 50 years. The precise manner and timing over which this occurs remains subject to agreement with our regulators.
Offsetting this change will be the additional income we earn, since the rate base will grow faster. (Our rate base is net of deferred tax liabilities, which, as a result of Tax Reform, will now be smaller.) In overall terms we expect the outcome to be economically neutral.
In assessing the carrying value of goodwill, we have sensitised our forecasts to factor in a reduction in revenues and lower tax costs into our cash flow forecasts, but we have not reflected the impact of additional rate base growth on future earnings. While it is possible that a key assumption in the calculation could change, the Directors believe that no reasonably foreseeable change would result in an impairment of goodwill, in view of the long-term nature of the key assumptions and the margin by which the estimated value-in-use exceeds the carrying amount.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

12. Other intangible assets

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
Internally generated intangible assets, such as software, are recognised only if: i) an asset is created that can be identified; ii) it is probable that the asset created will generate future economic benefits; and iii) the development cost of the asset can be measured reliably. Where no internally generated intangible asset can be recognised, development expenditure is recorded as an expense in the period in which it is incurred.
Other intangible assets are amortised on a straight-line basis over their estimated useful economic lives. Amortisation periods for categories of intangible assets are:

Years
Software	3 to 10

Software £m
Cost at 1 April 2017	1,732
Exchange adjustments	(98)
Additions	173
Disposals	(18)
Reclassifications[1]	8
Cost at 31 March 2018	1,797
Exchange adjustments	70
Additions	306
Disposals	(15)
Reclassifications[1]	10
Cost at 31 March 2019	2,168
Accumulated amortisation at 1 April 2017	(809)
Exchange adjustments	43
Amortisation charge for the year	(138)
Accumulated amortisation of disposals	6
Accumulated amortisation at 31 March 2018	(898)
Exchange adjustments	(26)
Amortisation charge for the year	(175)
Accumulated amortisation of disposals	15
Accumulated amortisation at 31 March 2019	(1,084)
Net book value at 31 March 2019²	1,084
Net book value at 31 March 2018	899

1.	Reclassifications includes amounts transferred (to)/from property, plant and equipment (see note 13).

2.	Included in software is £116 million (2018: £160 million) relating to the US Enterprise Resource Planning system, which still has a remaining amortisation period of four years.

National Grid Annual Report and Accounts 2018/19 Financial Statements
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
Cost includes the purchase price of the asset; any payroll and finance costs incurred which are directly attributable to the construction of property, plant and equipment; and the cost of any associated asset retirement obligations.
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

Years
Freehold and leasehold buildings	up to 103
Plant and machinery:
Electricity transmission plant and wires	10 to 100
Electricity distribution plant	29 to 85
Electricity generation plant	15 to 93
Interconnector plant and other	5 to 65
Gas plant – mains, services and regulating equipment	10 to 95
Gas plant – storage	5 to 65
Gas plant – meters	7 to 62
Motor vehicles and office equipment	up to 30
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
Impairments are recognised in the income statement and if immaterial are included within the depreciation charge for the year.
Any assets which suffered impairment in a previous period are reviewed for possible reversal of the impairment at each reporting date.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

13. Property, plant and equipment continued

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction[1] £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2017	2,979	49,231	3,951	834	56,995
Exchange adjustments	(169)	(2,862)	(89)	(67)	(3,187)
Additions	38	430	3,358	75	3,901
Disposals[2]	(16)	(216)	(21)	(34)	(287)
Reclassifications[3]	98	2,791	(2,926)	49	12
Cost at 31 March 2018	2,930	49,374	4,273	857	57,434
Exchange adjustments	114	2,001	70	47	2,232
Additions	34	391	3,533	57	4,015
Disposals[2]	(35)	(357)	(159)	(44)	(595)
Reclassifications[3]	295	2,974	(3,292)	13	(10)
Cost at 31 March 2019	3,338	54,383	4,425	930	63,076
Accumulated depreciation at 1 April 2017	(684)	(15,996)	—	(490)	(17,170)
Exchange adjustments	28	695	—	36	759
Depreciation charge for the year	(28)	(1,276)	—	(88)	(1,392)
Disposals	10	199	—	33	242
Reclassifications[3]	—	(20)	—	—	(20)
Accumulated depreciation at 31 March 2018	(674)	(16,398)	—	(509)	(17,581)
Exchange adjustments	(19)	(501)	—	(25)	(545)
Depreciation charge for the year	(93)	(1,229)	(150)	(101)	(1,573)
Disposals	7	335	150	44	536
Reclassifications[3]	1	(1)	—	—	—
Accumulated depreciation at 31 March 2019	(778)	(17,794)	—	(591)	(19,163)
Net book value at 31 March 2019	2,560	36,589	4,425	339	43,913
Net book value at 31 March 2018	2,256	32,976	4,273	348	39,853

1.	Included within disposals are UK nuclear connections development costs of £150 million (before £13 million of termination income) which were written off (2018: £nil). See note 5 for further details.

2.
In 2018, this included the reversal of assets with cost of £51 million and accumulated depreciation of £51 million disposed of in previous years that remain in use in the Group. It also included £334 million of adjustments from accumulated depreciation to cost for historical disposals relating to assets acquired as part of the KeySpan acquisition in 2008 which were disposed of in subsequent periods. Both of these adjustments have a nil net book value impact.

3.	Represents amounts transferred between categories, (to)/from other intangible assets (see note 12), reclassifications from inventories and reclassifications between cost and accumulated depreciation.

	2019	2018
	£m	£m
Information in relation to property, plant and equipment
Capitalised interest included within cost	1,995	1,861
Net book value of assets held under finance leases (all relating to motor vehicles and office equipment)	241	253
Additions to assets held under finance leases (all relating to motor vehicles and office equipment)	38	58
Contributions to cost of property, plant and equipment included within:
Trade and other payables	87	85
Non-current liabilities	372	844
Contract liabilities – current	61	—
Contract liabilities – non-current	933	—

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

14. Other non-current assets

Other non-current assets include assets that do not fall into any other non-current asset category (such as goodwill or property, plant and equipment) where the benefit to be received from the asset is not due to be received until after 31 March 2020.

	2019	2018
	£m	£m
Other receivables	28	36
Non-current tax assets	56	51
Prepayments and accrued income[1]	180	28
	264	115

1.	Includes accrued income in relation to property sales to the St William joint venture.
15. Financial and other investments

The Group holds a range of financial and other investments. These investments include short-term money funds, quoted investments in equities or bonds of other companies, long-term loans to our associates and joint ventures and other loans and receivables. Other loans and receivables typically includes bank deposits with a maturity of greater than three months, and cash balances that cannot be readily used in operations, principally collateral pledged against derivative holdings.

The Group adopted IFRS 9 with effect from 1 April 2018. The comparatives are not required to be restated and are accounted for in accordance with IAS 39. Under IFRS 9, the Group has reported four categories of financial investments, and the classification for each investment is dependent on its contractual cash flows and the business model it is held under and recognised on trade date.
Debt instruments that have contractual cash flows that are solely payments of principal and interest, and which are held within a business model whose objective is to collect contractual cash flows, are held at amortised cost. This category includes our long-term loans to joint ventures and associates as well as collateral pledged balances.
Debt investments that have contractual cash flows that are solely payments of principal and interest, and which are held within a business model whose objective is both to collect the contractual cash flows and to sell the debt instruments, are measured at fair value through other comprehensive income. On disposal, any realised gains or losses are recycled to the income statement in investment income (see note 6).
The Group has elected to measure equity instruments at fair value through other comprehensive income as they are shares held as part of a portfolio of financial instruments which back some long-term employee liabilities. They are not held for trading and so recognising gains and losses on these investments in profit and loss would not be representative of performance in the year. On disposal, any realised gains and losses are transferred to retained profits (see note 28).
Other financial investments are subsequently measured at fair value through profit and loss. This primarily comprises our money market funds, insurance company fund investments and corporate venture capital investments held by National Grid Partners.
Financial and other investments are initially recognised on trade date. Subsequent to initial recognition, the fair values of financial assets measured at fair value that are quoted in active markets are based on bid prices. When independent prices are not available, fair values are determined by using valuation techniques that are consistent with techniques commonly used by the relevant market. The techniques use observable market data to the extent available.
2018
For 2018, financial and other investments were £3,593 million reported across three categories. Assets classified as available-for-sale typically represent investments in short-term money funds and quoted investments in equities or bonds of other companies. The second category comprises long-term loans to our associates and joint ventures, and the third category is other loans and receivables, which includes bank deposits, collateral pledged against derivative holdings or other restricted deposit balances.
Financial assets, liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into, and recognised on trade date. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any other categories. Available-for-sale financial investments are recognised at fair value plus directly related incremental transaction costs, and they are subsequently carried at fair value in the statement of financial position. Changes in the fair value of available-for-sale investments are recognised directly in other comprehensive income, until the investment is disposed of or is determined to be impaired. At this time the cumulative gain or loss previously recognised in equity is included in the income statement for the period. Investment income is recognised using the effective interest method and taken through interest income in the income statement.
Loans and other receivables are initially recognised at fair value plus transaction costs and subsequently held at amortised cost using the effective interest method. Interest income, together with gains and losses when the loans and receivables are derecognised or impaired, is recognised in the income statement.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

15. Financial and other investments continued

	2019	2018
	£m	£m
Non-current
Debt investments at fair value through other comprehensive income	343	—
Equity investments at fair value through other comprehensive income	93	—
Investments at fair value through profit and loss	62	—
Available-for-sale investments	—	417
Loans to joint ventures and associates[1]	169	482
	667	899
Current
Investments at fair value through profit and loss	1,311	—
Available-for-sale investments	—	2,304
Other loans and receivables	670	390
	1,981	2,694
	2,648	3,593
Financial and other investments include the following:
Investments in short-term money funds[2]	969	1,999
Insurance company fund investments[3]	342	301
Equities[4]	93	84
Bonds[4]	122	145
Cash surrender value of life insurance policies[4]	221	198
Loans to joint ventures and associates	169	482
Corporate venture capital and other	62	—
Restricted balances:
Collateral[5]	637	335
Other	33	49
	2,648	3,593

1.	Comprises a loan to a joint venture. In 2018, £352 million related to a shareholder loan to Quadgas, which has been re-classified to assets held for sale during the period.

2.	Includes £6 million (2018: £69 million) held as insurance company fund investments and £22 million (2018: £nil) US non-qualified plan investments, and therefore restricted.

3.	Includes restricted amounts of £342 million (2018: £301 million) held as insurance company fund investments.

4.	Primarily includes restricted amounts of £436 million (2018: £411 million) relating to US non-qualified plan investments.

5.	Refers to collateral placed with counterparties with whom we have entered into a credit support annex to the ISDA (International Swaps and Derivatives Association) Master Agreement.
Fair value through profit and loss, fair value through other comprehensive income and available-for-sale investments are recorded at fair value. The carrying value of current loans and receivables is approximate to their fair values, due to short-dated maturities. The carrying value of the non-current loans to joint ventures and associates approximates their fair values as at 31 March 2019 and 31 March 2018. The exposure to credit risk at the reporting date is the fair value of the financial investments. For further information on our credit risk, refer to note 32(a).
For the purposes of impairment assessment, the investments in bonds are considered to be low risk as they are managed with an investment remit to invest in investment grade securities; life insurance policies are held with regulated insurance companies; and loans to joint ventures are individually assessed based on comparable external credit ratings and a review of forecasts. No balances are more than 30 days past due. All financial assets held at fair value through other comprehensive income or amortised cost are therefore considered to have low credit risk and have a loss allowance equal to 12-month expected credit losses.
In determining the expected credit losses for these assets, some or all of the following information has been considered: credit ratings, the financial position of counterparties, the future prospects of the relevant industries and general economic forecasts.
No fair value through other comprehensive income or amortised cost financial assets have had modified cash flows during the period. There has been no change in the estimation techniques or significant assumptions made during the year in assessing the loss allowance for these financial assets. There were no significant movements in the gross carrying value of financial assets during the year that contribute to changes in the loss allowance. No collateral is held in respect of any of the financial investments in the above table. No balances were written off during the year.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

16. Investments in joint ventures and associates

Investments in joint ventures and associates represent businesses we do not control but over which we exercise joint control or significant influence.
A joint venture is an arrangement established to engage in economic activity, which the Group jointly controls with other parties and has rights to the net assets of the arrangement. An associate is an entity which is neither a subsidiary nor a joint venture, but over which the Group has significant influence.

	2019			2018
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Share of net assets at 1 April	1,807	361	2,168	1,776	307	2,083
Exchange adjustments	17	(6)	11	(19)	7	(12)
Additions	58	85	143	65	64	129
Capitalisation of shareholder loan to Quadgas	—	—	—	69	—	69
Impairment charge against investment in Quadgas	(43)	—	(43)	(213)	—	(213)
Transfer of interest in Quadgas to assets held for sale	(1,625)	—	(1,625)	—	—	—
Share of post-tax results for the year	67	11	78	147	26	173
Share of other comprehensive income of associates, net of tax	37	—	37	147	—	147
Dividends received	(38)	(30)	(68)	(170)	(43)	(213)
Other movements[1]	11	(104)	(93)	5	—	5
Share of net assets at 31 March	291	317	608	1,807	361	2,168

1.	Other movements on joint ventures relate to reducing the carrying value of the investment in St William Homes LLP to reflect deferred income we expect to recognise over the next 10 years.
A list of joint ventures and associates including the name and proportion of ownership is provided in note 34. Transactions with and outstanding balances with joint ventures and associates are shown in note 31. Further information on the Group’s interest in Quadgas and the subsequent reclassification of the interest to assets held for sale is provided in note 10.
In 2017, the Group first entered into an arrangement with San Francisco-based Sunrun Neptune Investor 2016 LLC, a leading US provider of residential solar energy systems to provide investment capital. In the period to 31 March 2019, the Group invested £6 million (2018: £38 million) alongside Sunrun into a newly incorporated partnership vehicle. The investment is measured at fair value. The fair value gain on this investment of £8 million (2018: £7 million) has been reflected within the share of post-tax results for the year.
The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interests in the joint ventures and associates. The Group has capital commitments of £18 million (2018: £120 million) in relation to joint ventures.
At 31 March 2019, the Group had one material joint venture, being its 50% equity stake in BritNed and one material associate, being its 26.25% investment in Millennium Pipeline Company LLC. The Group’s 39% equity stake in Quadgas is held for sale and therefore all disclosures in relation to Quadgas are included in note 10. BritNed is a joint venture with transmission system operator TenneT and operates the subsea electricity link between Great Britain and the Netherlands, commissioned in 2011. BritNed has a reporting period end of 31 December with monthly management reporting information provided to National Grid. Millennium Pipeline Company LLC is an associate that owns a natural gas pipeline from southern New York to the Lower Hudson Valley. Summarised financial information as at 31 March, together with the carrying amount of the investments, is as follows:

	BritNed Development Limited		Millennium Pipeline Company LLC
	2019	2018	2019	2018
	£m	£m	£m	£m
Statement of financial position
Non-current assets	370	390	937	709
Cash and cash equivalents	59	50	35	15
All other current assets	2	4	22	28
Non-current liabilities	(11)	(10)	(326)	(331)
Current liabilities	(28)	(28)	(84)	(64)
Equity	392	406	584	357
Carrying amount of the Group’s investment	196	203	153	94

	BritNed Development Limited		Millennium Pipeline Company LLC
	2019	2018¹	2019	2018
	£m	£m	£m	£m
Income statement
Revenue	87	121	166	151
Depreciation and amortisation	(13)	(13)	(34)	(31)
Other costs	(10)	(16)	(35)	(41)
Operating profit	64	92	97	79
Income tax expense	(10)	(20)	—	—
Profit for the year	54	72	97	79
Group’s share of profit	27	36	25	21

1.	Comparatives for revenue and other costs have been re-presented on a net basis in line with current year classification.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

17. Derivative financial instruments

Derivatives are financial instruments that derive their value from the price of an underlying item such as interest rates, foreign exchange rates, credit spreads, commodities, equities or other indices. In accordance with Board-approved policies, derivatives are transacted generally to manage exposures to fluctuations in interest rates, foreign exchange rates and commodity prices. Our derivatives balances comprise two broad categories:
•    financing derivatives managing our exposure to interest rates and foreign exchange rates. Specifically we use these derivatives to manage our financing portfolio, holdings in foreign operations and contractual operational cash flows; and
•    commodity contract derivatives managing our US customers’ exposure to price and supply risks. Some forward contracts for the purchase of commodities meet the definition of derivatives and are included here. We also enter into derivative financial instruments linked to commodity prices, including index futures, options and swaps. These are used to manage market price volatility.

The Group adopted IFRS 9 with effect from 1 April 2018. The comparatives are not required to be restated and are accounted for in accordance with IAS 39. There is no impact on derivatives balances as a result of the transition to IFRS 9.
Derivatives are initially recognised at fair value and subsequently remeasured to fair value at each reporting date. Changes in fair values are recorded in the period they arise, in either the income statement or other comprehensive income as required by IFRS 9. Where the gains or losses recorded in the income statement arise from changes in the fair value of derivatives to the extent that hedge accounting is not applied or is not fully effective, these are recorded as remeasurements, detailed in notes 5 and 6. Where the fair value of a derivative is positive it is carried as a derivative asset, and where negative as a derivative liability.
We calculate the fair value of derivative financial instruments by taking the present value of future cash flows, primarily incorporating market observable inputs. The various inputs include foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate and inflation curves, the forward rate curves of underlying commodities, and for those positions that are not fully cash collateralised the credit quality of the counterparties.
Certain clauses embedded in non-derivative financial instruments or other contracts are presented as derivatives because they impact the risk profile of their host contracts and they are deemed to have risks or rewards not closely related to those host contracts.
Further information on how derivatives are valued and used for risk management purposes is presented in note 32.
Information on commodity contracts and other commitments not meeting the definition of derivatives is presented in note 30.
The fair values of derivatives by category are as follows:

	2019			2018
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Financing derivatives	1,052	(1,084)	(32)	1,545	(945)	600
Commodity contract derivatives	101	(99)	2	69	(116)	(47)
Further Acquisition Agreement derivative[1]	—	—	—	110	—	110
	1,153	(1,183)	(30)	1,724	(1,061)	663

1.	The Further Acquisition Agreement derivative is a put/call option over a 14% interest in Quadgas that has been reclassified as held for sale during the period (see note 10).
(a) Financing derivatives
The fair values of financing derivatives by type are as follows:

	2019			2018
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Interest rate swaps	539	(384)	155	678	(457)	221
Cross-currency interest rate swaps	470	(443)	27	687	(207)	480
Foreign exchange forward contracts[1]	41	(41)	—	174	(2)	172
Inflation-linked swaps	—	(214)	(214)	5	(278)	(273)
Equity options	2	(2)	—	1	(1)	—
	1,052	(1,084)	(32)	1,545	(945)	600

1.	Included within the foreign exchange forward contracts balance is £32 million (2018: £67 million) of derivatives in relation to hedging of capital expenditure.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

17. Derivative financial instruments continued
(a) Financing derivatives continued
The maturity profile of financing derivatives is as follows:

	2019			2018
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than 1 year	56	(282)	(226)	375	(325)	50
	56	(282)	(226)	375	(325)	50
Non-current
In 1 to 2 years	19	(193)	(174)	83	(88)	(5)
In 2 to 3 years	416	(1)	415	25	(27)	(2)
In 3 to 4 years	11	—	11	418	(5)	413
In 4 to 5 years	20	(14)	6	12	—	12
More than 5 years	530	(594)	(64)	632	(500)	132
	996	(802)	194	1,170	(620)	550
	1,052	(1,084)	(32)	1,545	(945)	600
The notional contract1 amounts of financing derivatives by type are as follows:

	2019	2018
	£m	£m
Interest rate swaps	(6,299)	(8,390)
Cross-currency interest rate swaps	(6,700)	(6,925)
Foreign exchange forward contracts	(2,937)	(5,793)
Inflation-linked swaps	(500)	(1,191)
Equity options	(800)	(800)
	(17,236)	(23,099)

1.	The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the reporting date.
(b) Commodity contract derivatives
The fair values of commodity contract derivatives by type are as follows:

	2019			2018
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Commodity purchase contracts accounted for as derivative contracts
Forward purchases of gas	66	(78)	(12)	60	(64)	(4)
Derivative financial instruments linked to commodity prices
Electricity capacity	—	—	—	1	—	1
Electricity swaps	29	(19)	10	7	(46)	(39)
Electricity options	—	—	—	—	(1)	(1)
Gas swaps	5	(1)	4	1	(4)	(3)
Gas options	1	(1)	—	—	(1)	(1)
	101	(99)	2	69	(116)	(47)

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

17. Derivative financial instruments continued
(b) Commodity contract derivatives continued
The maturity profile of commodity contract derivatives is as follows:

	2019			2018
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than one year	52	(68)	(16)	30	(76)	(46)
	52	(68)	(16)	30	(76)	(46)
Non-current
In 1 to 2 years	14	(9)	5	6	(17)	(11)
In 2 to 3 years	9	(8)	1	6	(11)	(5)
In 3 to 4 years	6	(4)	2	6	(3)	3
In 4 to 5 years	6	(4)	2	5	(2)	3
More than 5 years	14	(6)	8	16	(7)	9
	49	(31)	18	39	(40)	(1)
	101	(99)	2	69	(116)	(47)
The notional quantities of commodity contract derivatives by type are as follows:

	2019	2018
Forward purchases of gas[1]	52m Dth	54m Dth
Electricity swaps	12,848 GWh	12,839 GWh
Electricity options	10,444 GWh	13,897 GWh
Electricity capacity	-	0.6 GWm
Gas swaps	87m Dth	100m Dth
Gas options	34m Dth	7m Dth

1.	Forward gas purchases have terms up to two years. The contractual obligations under these contracts are £108 million (2018: £96 million).

18. Inventories and current intangible assets

Inventories represent assets that we intend to use in order to generate revenue in the short term, either by selling the asset itself (for example, fuel stocks) or by using it to fulfil a service to a customer or to maintain our network (consumables).

Inventories are stated at the lower of weighted average cost and net realisable value.
Where applicable, cost comprises direct materials and direct labour costs as well as those overheads that have been incurred in bringing the inventories to their present location and condition.
Emission allowances, principally relating to the emissions of carbon dioxide in the UK and sulphur and nitrous oxides in the US, are recorded as intangible assets within current assets, and they are initially recorded at cost and subsequently at the lower of cost and net realisable value. A liability is recorded in respect of the obligation to deliver emission allowances, and emission charges are recognised in the income statement in the period in which emissions are made.

	2019	2018
	£m	£m
Fuel stocks	99	78
Raw materials and consumables	184	190
Current intangible assets – emission allowances	87	73
	370	341
There is a provision for obsolescence of £20 million against inventories as at 31 March 2019 (2018: £18 million).

National Grid Annual Report and Accounts 2018/19 Financial Statements
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

	2019	2018
	£m	£m
Trade receivables	1,899	1,674
Accrued income	883	817
Prepayments	237	229
Other receivables	134	78
	3,153	2,798
Trade receivables are non-interest-bearing and generally have a  30 to 90 days term. Due to their short maturities, the fair value of trade and other receivables approximates their book value. The maximum exposure of trade receivables to credit risk is the gross carrying amount of £2,293 million (2018: £1,983 million).
Provision for impairment of receivables
IFRS 9, effective from 1 April 2018, has changed the basis upon which the impairment provision is calculated. Under IFRS 9, a provision is recognised for credit losses at an amount equal to the expected credit losses that will arise over the lifetime of the trade receivables. Under IAS 39, a provision is established for irrecoverable amounts when there is objective evidence that amounts due under the original payment terms will not be collected. Comparative amounts have not been restated, with the 2018 impairment provision being calculated under IAS 39 and the 2019 impairment provision being calculated on the basis of expected losses under IFRS 9.

	2019	2018
	£m	£m
At 1 April	309	424
Exchange adjustments	24	(42)
Charge for the year, net of recoveries	181	36
Uncollectible amounts written off	(120)	(109)
At 31 March	394	309
The provision for retail customer receivables in the US is calculated based on a series of provision matrices which are prepared by regulated entity and by customer type. The expected loss rates in each provision matrix are based on historical loss rates adjusted for current and forecasted economic conditions at the balance sheet date. The inclusion of forward-looking information in the provision matrix setting process under IFRS 9 resulted in loss rates that reflect expected future economic conditions and the recognition of an expected loss on all debtors even where no loss event has occurred. This had no material impact on the estimation process during the year.
The average expected loss rates and balances for the retail customer receivables in our US operations are set out below:

	2019	2019	2018	2018
	%	£m	%	£m
0 – 30 days	3	736	3	741
30 – 60 days	12	194	8	192
60 – 90 days	20	89	19	97
3 – 6 months	30	109	29	97
6 – 12 months	39	99	39	88
Over 12 months	68	238	69	218
US retail customer receivables are not collateralised. Write-off policies vary as they are aligned with regulatory requirements, which differ between regulators. Receivables are not modified but are written off when regulatory requirements are met. There were no significant amounts written off during the period but still subject to enforcement action. Our internal definition of default is aligned with that of the individual regulators in each jurisdiction.
There are no material bad debt provisions in the UK businesses, as they have no retail customer receivables. A provision matrix is not used in the UK as an assessment of expected losses on individual debtors is performed. This is also the case for non-retail US customer receivables.
Trade receivables past due

	2019	2018
	£m	£m
Up to 3 months past due	295	271
3 to 6 months past due	108	73
Over 6 months past due	160	131
	563	475
For further information on our wholesale and retail credit risk, refer to note 32(a).

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

20. Cash and cash equivalents

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
Net cash and cash equivalents held in currencies other than sterling have been converted into sterling at year-end exchange rates. For further information on currency exposures, refer to note 32.

	2019	2018
	£m	£m
Cash at bank	177	54
Short-term deposits	75	275
Cash and cash equivalents	252	329

21. Borrowings

We borrow money primarily in the form of bonds and bank loans. These are for a fixed term and may have fixed or floating interest rates or are linked to RPI. We use derivatives to manage risks associated with interest rates and foreign exchange.

Our price controls and rate plans lead us to fund our networks within a certain ratio of debt to equity and, as a result, we have issued a significant amount of debt. As we continue to invest in our networks, the value of debt is expected to increase over time. To maintain a strong balance sheet and to allow us to access capital markets at commercially acceptable interest rates, we balance the amount of debt we issue with the value of our assets, and we take account of certain other metrics used by credit rating agencies.

The Group adopted IFRS 9 with effect from 1 April 2018. The comparatives are not required to be restated and are accounted for in accordance with IAS 39. On adoption of IFRS 9, the Group elected to change the measurement basis of one liability from amortised cost to fair value through profit and loss, in order to eliminate a measurement mismatch. All other borrowings are accounted for at amortised cost.
Borrowings, which include interest-bearing and inflation-linked debt and overdrafts, are initially recorded at fair value, which normally reflects the proceeds received, net of direct issue costs less any repayments. Subsequently these are stated either: i) at amortised cost; or ii) at fair value though profit and loss. Where a borrowing is held at amortised cost any difference between the proceeds after direct issue costs and the redemption value is recognised over the term of the borrowing in the income statement using the effective interest method. For the liability held at fair value through profit and loss, the difference between the fair value at the date of reclassification and the redemption value is recognised over the term of the borrowing using the effective interest method.
Where a borrowing or liability is held at fair value, changes in the fair value of the borrowing due to changes in the issuer’s credit risk are recorded in the own credit reserve (see note 28). All other changes in the fair value of the liability are recognised in the income statement within remeasurements (see notes 5 and 6).
2018
Under IAS 39, borrowings were all accounted for at amortised cost, using the effective interest method, as described above.

	2019	2018
	£m	£m
Current
Bank loans	641	2,020
Bonds	1,973	2,156
Commercial paper	1,792	206
Finance leases	65	64
Other loans	1	1
	4,472	4,447
Non-current
Bank loans	2,599	2,384
Bonds[1]	21,278	19,418
Finance leases	205	207
Other loans	176	169
	24,258	22,178
Total borrowings	28,730	26,625

1.	In 2019 this includes a liability held at fair value through profit and loss of £667 million.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

21. Borrowings continued
Total borrowings are repayable as follows:

	2019	2018
	£m	£m
Less than 1 year	4,472	4,447
In 1 to 2 years	2,393	1,694
In 2 to 3 years	1,990	2,347
In 3 to 4 years	1,553	1,873
In 4 to 5 years	714	1,469
More than 5 years:
By instalments	959	1,010
Other than by instalments	16,649	13,785
	28,730	26,625
The fair value of borrowings at 31 March 2019 was £32,252 million (2018: £30,164 million). Where market values were available, fair value of borrowings (Level 1) was £14,356 million (2018: £13,018 million). Where market values were not available, fair value of borrowings (Level 2) was £17,896 million (2018: £17,146 million), calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2019 was £28,417 million (2018: £26,363 million).
The assets of the Colonial Gas Company and the Niagara Mohawk Power Corporation and certain gas distribution assets of The Narragansett Electric Company are subject to liens and other charges and are provided as collateral over borrowings totalling £81 million at 31 March 2019 (2018: £392 million). During 2019, the Niagara Mohawk Power Corporation first mortgage debenture was cancelled; therefore, it is no longer subject to liens and other charges as at 31 March 2019.
Collateral is placed with or received from any counterparty where we have entered into a credit support annex to the ISDA Master Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £558 million (2018: £878 million) in respect of cash received under collateral agreements. For further details of our borrowing facilities, refer to note 33. For further details of our bonds in issue, please refer to the debt investor section of our website. Unless included herein, the information on our website is unaudited.
Financial liability at fair value through profit and loss
The financial liability designated at fair value through profit and loss is analysed as follows:

i)
the fair value of the liability was £667 million, which includes cumulative change in fair value attributable to changes in credit risk recognised in other comprehensive income, post tax of £13 million;

ii)	the amount repayable at maturity in November 2021 is £943 million; and

iii)	the difference between carrying amount and contractual amount at maturity is £276 million.
This liability has been reclassified in order to eliminate a measurement mismatch with derivatives which provide an economic hedge. The associated derivatives are collateralised and do not contain significant exposure to our own credit risk. The presentation of credit risk in other comprehensive income does not, therefore, create or enlarge an accounting mismatch in profit or loss.
The change in the fair value attributable to a change in credit risk is calculated as the difference between the total change in the fair value of the liability and the change in the value of the liability due to changes in market risk factors alone. The change in the fair value due to market risk factors was calculated using benchmark yield curves as at the end of the reporting period holding the credit risk margin constant. The fair value of the liability was calculated using observed market prices.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

21. Borrowings continued
Finance lease obligations
Assets held under finance leases are recognised at their fair value or, if lower, the present value of the minimum lease payments on inception. The corresponding liability is recognised as a finance lease obligation within borrowings. Rental payments are apportioned between finance costs and reduction in the finance lease obligation, so as to achieve a constant rate of interest.
Assets held under finance leases are depreciated over the shorter of their useful life and the lease term.

	2019	2018
	£m	£m
Gross finance lease liabilities are repayable as follows:
Less than 1 year	65	64
1 to 5 years	183	177
More than 5 years	62	72
	310	313
Less: finance charges allocated to future periods	(40)	(42)
	270	271
The present value of finance lease liabilities is as follows:
Less than 1 year	65	64
1 to 5 years	156	144
More than 5 years	49	63
	270	271

22. Trade and other payables

Trade and other payables include amounts owed to suppliers, tax authorities and other parties which are due to be settled within 12 months. The total also includes deferred amounts, some of which represent monies received from customers but for which we have not yet delivered the associated service. These amounts are recognised as revenue when the service is provided.

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost.

	2019	2018
	£m	£m
Trade payables	2,404	1,977
Deferred payables	217	355
Customer contributions[1]	87	85
Social security and other taxes	159	173
Other payables	902	863
	3,769	3,453

1.	From government-related entities.
Due to their short maturities, the fair value of trade payables approximates their book value.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

23. Contract liabilities

Contract liabilities primarily relate to the advance consideration received from customers for construction contracts, mainly in relation to connections, for which revenue is recognised over the life of the asset.

The balances have arisen on transition to IFRS 15, which has been applied using the modified retrospective approach and therefore comparatives have not been restated.

	2019	2018
	£m	£m
Current	61	—
Non-current	933	—
	994	—
Significant changes in the contract liabilities balances during the period are as follows:

2019
£m
As at 1 April 2018 (see note 37)	866
Exchange adjustments	29
Revenue recognised that was included in the contract liability balance at the beginning of the period	(51)
Increases due to cash received, excluding amounts recognised as revenue during the period	155
Changes due to amounts recognised as revenue	(5)
At 31 March 2019	994
24. Other non-current liabilities

Other non-current liabilities include deferred income which will not be recognised as income until after 31 March 2020. It also includes payables that are not due until after that date.
Non-current liabilities are initially recognised at fair value and subsequently measured at amortised cost.

	2019	2018
	£m	£m
Deferred income[1]	96	114
Customer contributions[2]	372	844
Other payables	340	359
	808	1,317

1.	Principally the deferral of profits relating to the sale of property, plant and equipment.

2.	From government-related entities.
There is no material difference between the fair value and the carrying value of other payables.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits

All of our employees are eligible to participate in a pension plan. We have defined benefit (DB) and defined contribution (DC) pension plans. In the US we also provide healthcare and life insurance benefits to eligible employees, post-retirement. The fair value of associated scheme assets and present value of DB obligations are updated annually in accordance with IAS 19 (revised). We separately present our UK and US pension schemes to show geographical split. Below we provide a more detailed analysis of the amounts recorded in the primary financial statements and the actuarial assumptions used to value the DB obligations.

Defined contribution plans
All of our employees are eligible to participate in a pension plan in the UK or US. These plans are designed to provide members with a pension pot for their retirement. The risks associated with these plans are assumed by the member.
Payments to these DC plans are charged as an expense as they fall due. There is no legal or constructive obligation on National Grid to pay additional contributions into a DC plan if the fund has insufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods.
Defined benefit schemes
The principal UK schemes are the National Grid UK Pension Scheme (NGUKPS) and the National Grid Electricity Group of the Electricity Supply Pension Scheme (NGEG of ESPS). In the US, we have four plans and a number of healthcare and life insurance plans.
On retirement, members of DB schemes receive benefits whose value is dependent on factors such as salary and length of pensionable service. National Grid’s obligation in respect of DB pension schemes is calculated separately for each DB scheme by projecting the estimated amount of future benefit payments that employees have earned for their pensionable service in the current and prior periods. These future benefit payments are discounted to determine the present value of the liabilities. Current service cost and any unrecognised past service cost are recognised immediately. The discount rate used is the yield at the valuation date on high-quality corporate bonds.
Advice is taken from independent actuaries relating to the appropriateness of the key assumptions applied, including life expectancy, expected salary and pension increases, and inflation. Comparatively small changes in the assumptions used may have a significant effect on the amounts recognised in the consolidated income statement, the consolidated statement of other comprehensive income and the net liability recognised in the consolidated statement of financial position.
Remeasurements of pension assets and post-retirement benefit obligations are recognised in full in the period in which they occur in the consolidated statement of other comprehensive income.
UK defined benefit plans and Guaranteed Minimum Pension (GMP) equalisation
In the UK, GMPs were intended to broadly replace State Earnings Related Pension Scheme (SERPS) benefits for members of contracted-out occupational pension schemes from April 1978 to April 1997. Inequalities in GMP stemmed from the statutory definition of GMP, resulting in benefits accruing at different rates between male and female members.
A High Court judgement in October 2018 confirmed that GMP benefits need to be equalised between men and women, and importantly also provided alternative prescribed methods of equalisation. This provides much-needed clarity, as there has been uncertainty in pensions law as it pertains to GMP equalisation.
However, schemes cannot directly equalise the GMPs, but need to adjust other benefits in order to achieve this, through correcting the ongoing position and making back-payments to affected members. This is a highly complex issue that will have a significant effect on the eventual cost of providing benefits, as well as significant cost implications in the calculation and implementation of the equalisation method. Under IAS 19 we have estimated the cost of equalising for the impact of GMP under the most cost-effective permissible method to be:

•	Section A of NGUKPS – £17 million;

•	Section B of NGUKPS – £12 million; and

•	NGEG of ESPS – £5 million.
These amounts have been recognised in the consolidated income statement as past service costs.
The key drivers of these costs are the schemes’ benefit structures, the membership profile and retirement choices made by members. National Grid will continue to work closely with the Trustees of NGUKPS and NGEG of ESPS, the actuaries and legal advisors to implement and administer GMP equalisation, which is expected to take some years. Future administration costs related to this process will be expensed as incurred.

National Grid Annual Report and Accounts 2018/19 Financial Statements
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
YouPlan was established in 2013 and is the qualifying scheme that is typically used for automatic enrolment of new hires. Previous DC benefits were transferred to YouPlan in 2013.
Defined benefit
National Grid’s DB pension arrangements are held in separate Trustee-administered funds. The arrangements are managed by Trustee companies with boards consisting of company- and member-appointed directors.
The arrangements are subject to independent actuarial funding valuations at least every three years, and following consultation and agreement with us, the qualified actuary certifies the employers’ contributions, which, together with the specified contributions payable by the employees and proceeds from the plans’ assets, are expected to be sufficient to fund the benefits payable.
The results of the most recent actuarial valuations are shown below. See page 147 for the assumptions used for IAS 19 (revised) purposes. Actuarial valuations for all the schemes are currently being performed as at 31 March 2019.

	Section A of NGUKPS	Section B of NGUKPS	NGEG of ESPS
Latest full actuarial valuation	31 March 2017	31 March 2017	31 March 2016
Actuary	Willis Towers Watson	Willis Towers Watson	Aon Hewitt
Market value of scheme assets at latest valuation	£6,716m	£5,849m	£2,553m
Actuarial value of benefits due to members	£6,627m	£6,057m	£3,053m
Market value as percentage of benefits	101%	97%	84%
Funding surplus/(deficit)	£89m	(£208m)	(£500m)
Funding surplus/(deficit) net of tax	£74m	(£173m)	(£415m)
National Grid UK Pension Scheme
NGUKPS consists of three sections, each legally and actuarially separate. Sections A and B are supported by companies within the Group, while Section C is supported by Cadent Gas Limited. The scheme closed to new hires on 1 April 2002.
Section A
Following the last actuarial valuation, Section A was in surplus, and currently no deficit funding contributions are being made to the section. National Grid and the Trustees have agreed a schedule of contributions whereby the employers will contribute 51.8% of pensionable salary, less member contributions, in respect of ongoing service costs. This rate is deemed to be sufficient to meet the statutory funding objective during the period for which it is in force.
As part of the sectionalisation of NGUKPS on 1 January 2017, a guarantee of £1 billion has been provided to Section A. This payment is contingent on insolvency or on failure to pay pension obligations to Section A and can be claimed against National Grid plc, National Grid Holdings One plc or Lattice Group Limited (up to £1 billion in total).
Section B
The last actuarial valuation determined that Section B was in deficit. National Grid and the Trustees agreed on a schedule of contributions, whereby deficit funding of approximately £32 million is payable by 30 September each year from 2017 until 2022, with an additional £8 million payable by 30 September 2023. All deficit funding amounts due will be adjusted for changes in the Retail Price Index (RPI). The funding shortfall is expected to be eliminated by September 2023. The employer also contributes 51.4% of pensionable salary, less member contributions, in respect of the ongoing service cost.
National Grid Electricity Group of the Electricity Supply Pension Scheme
The last full actuarial valuation for the NGEG of the ESPS determined that the scheme was in deficit. National Grid and the Trustees agreed on a schedule of contributions, whereby deficit funding of £48 million is payable each year from 2016 to 2027, which should lead to the elimination of the funding shortfall by March 2027. All deficit funding amounts due will be adjusted for changes in the RPI. In addition, National Grid contributes 40.7% of pensionable salary, less member contributions, in respect of the ongoing service cost. The scheme closed to new hires from 1 April 2006.
The scheme holds a longevity insurance contract which covers improvements in longevity, providing long-term protection to the scheme, should members live longer than currently expected.
National Grid is also responsible for the costs of administration and the Pension Protection Fund (PPF) levies for both Sections A and B of NGUKPS, and NGEG of ESPS.
Security arrangements
National Grid has also established security arrangements with charges in favour of the Trustees.

	Section A of NGUKPS	Section B of NGUKPS	NGEG of ESPS
Value of security arrangements at 31 March 2019	£315m	£179m	£250m
Principal supporting employers	National Grid plc and National Grid UK Limited	National Grid Gas plc (NGG)	National Grid Electricity Transmission plc (NGET)
Additional amounts payable[1]	£72m	A maximum of £280m	A maximum of £500m

1.	These amounts are payable if certain trigger events occur which have been individually agreed between the schemes and their relevant supporting employers.
The majority of the security is provided in the form of letters of credit with the remainder in surety bonds. The assets held in security will be paid to the respective section or scheme in the event that the relevant supporting employer is subject to an insolvency event or fails to make the required contributions. The assets will also be paid to the relevant section or scheme where either NGG or NGET loses its licence to operate under relevant legislation. Counter indemnities have also been taken out to ensure the obligations will be fulfilled.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits continued
US pension plans
National Grid has multiple DC pension plans, primarily comprised of employee savings and Company matching contributions. Non-union employees hired after 1 January 2011, as well as new hires in the majority of represented union employees, receive a core contribution into the DC plan, irrespective of the employee’s contribution into the plan.
National Grid also sponsors four non-contributory DB pension plans. The DB plans provide retirement benefits to vested union employees, as well as vested non-union employees hired before 1 January 2011. Benefits under these plans generally reflect age, years of service and compensation and are paid in the form of an annuity or lump sum. An independent actuary performs valuations annually. The Company funds the DB plans by contributing no less than the minimum amount required, but no more than the maximum tax-deductible amount allowed under US Internal Revenue Service regulations. The range of contributions determined under these regulations can vary significantly depending upon the funded status of the plans. At present, there is some flexibility in the amount that is contributed on an annual basis. In general, the Company’s policy for funding the US pension plans is to contribute the amounts collected in rates and capitalised in the rate base during the year, to the extent that the funding is no less than the minimum amount required. For the current financial year, these contributions amounted to approximately £231 million.
The assets of the plans are held in trusts and administered by the Retirement Plans Committee comprised of appointed employees of the Company.
US retiree healthcare and life insurance plans
National Grid provides healthcare and life insurance benefits to eligible employees, post-retirement. Eligibility is based on certain age and length of service requirements, and in most cases retirees contribute to the cost of their healthcare coverage. In the US, there is no governmental requirement to pre-fund post-retirement healthcare and life insurance plans. However, in general, the Company’s policy for funding the US retiree healthcare and life insurance plans is to contribute amounts collected in rates and capitalised in the rate base during the year. For the current financial year, these contributions amounted to £14 million.
Actuarial assumptions
The Company has applied the following financial assumptions in assessing DB liabilities.

	UK pensions
	2019	2018	2017
	%	%	%
Discount rate – past service	2.40	2.60	2.40
Discount rate – future service	2.45	2.65	2.65
Salary increases	3.50	3.40	3.50
Rate of increase in RPI – past service	3.25	3.15	3.20
Rate of increase in RPI – future service	3.20	3.10	3.15
The discount rates for UK pension liabilities have been determined by reference to appropriate yields on high-quality corporate bonds prevailing in the UK debt markets at the reporting date. Since 2018, we have adopted different discount rates for future and past service based on the duration of future and past service plan liabilities. The rate of increase in salaries has been set using a promotional scale where appropriate. The rates of increases stated are not indicative of historical increases awarded or a guarantee of future increase, but merely an appropriate assumption used in assessing DB liabilities. Retail Price Index (RPI) is the key assumption that determines assumed increases in pensions in payment and deferment in the UK only. Consistent with the derivation of the discount rate, the RPI assumption reflects the duration of the active liabilities to be adopted in the calculation of the future service obligations.

	US pensions			US other post-retirement benefits
	2019	2018	2017	2019	2018	2017
	%	%	%	%	%	%
Discount rate	3.95	4.00	4.25	3.95	4.00	4.25
Salary increases	3.50	3.50	3.50	3.50	3.50	3.50
Initial healthcare cost trend rate	n/a	n/a	n/a	7.25	7.50	7.00
Ultimate healthcare cost trend rate	n/a	n/a	n/a	4.50	4.50	4.50
Discount rates for US pension liabilities have been determined by reference to appropriate yield on high-quality corporate bonds prevailing in the US debt markets at the reporting date based on the duration of plan liabilities. The healthcare cost trend rate is expected to reach the ultimate trend rate by 2028 (2018 and 2017: 2028).

	2019		2018		2017
	UK years	US years	UK years	US years	UK years	US years

Assumed life expectations for a retiree age 65
Males	22.0	22.1	22.3	22.0	22.9	21.9
Females	23.6	24.2	23.9	24.2	24.7	24.1
In 20 years:
Males	23.3	23.7	23.7	23.6	25.1	23.6
Females	25.2	25.9	25.5	25.8	27.1	25.7

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

25. Pensions and other post-retirement benefits continued
Maturity profile of DB obligations
The weighted average duration of the DB obligation for each category of scheme is 15 years for UK pension schemes; 13 years for US pension schemes and 16 years for US other post-retirement benefits.
As at the reporting date, the present value of the funded obligations split according to member status was approximately:

•	UK pensions: 10% active members (2018: 10%; 2017: 12%); 16% deferred members (2018: 18%; 2017: 19%); 74% pensioner members (2018: 72%; 2017: 69%);

•	US pensions: 37% active members (2018: 38%; 2017: 38%); 9% deferred members (2018: 8%; 2017: 9%); 54% pensioner members (2018: 54%; 2017: 53%); and

•	US other post-retirement benefits: 39% active members (2018: 38%; 2017: 39%); 0% deferred members (2018: 0%; 2017: 0%); 61% pensioner members (2018: 62%; 2017: 61%).
For sensitivity analysis see note 35.
Amounts recognised in the consolidated statement of financial position

	2019	2018	2017
	£m	£m	£m
Present value of funded obligations	(24,609)	(23,747)	(25,890)
Fair value of plan assets	24,793	23,858	24,375
	184	111	(1,515)
Present value of unfunded obligations	(330)	(307)	(340)
Other post-employment liabilities	(72)	(67)	(78)
Net defined benefit liability	(218)	(263)	(1,933)
Represented by:
Liabilities	(1,785)	(1,672)	(2,536)
Assets	1,567	1,409	603
	(218)	(263)	(1,933)
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK Pensions			US Pensions			US other post-retirement benefits
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Present value of funded obligations	(14,200)	(14,152)	(15,565)	(6,901)	(6,349)	(6,790)	(3,508)	(3,246)	(3,535)
Fair value of plan assets	15,507	15,330	15,489	6,646	6,030	6,322	2,640	2,498	2,564
	1,307	1,178	(76)	(255)	(319)	(468)	(868)	(748)	(971)
Present value of unfunded obligations	(76)	(74)	(80)	(254)	(233)	(260)	—	—	—
Other post-employment liabilities	—	—	—	—	—	—	(72)	(67)	(78)
Net defined benefit asset/(liability)	1,231	1,104	(156)	(509)	(552)	(728)	(940)	(815)	(1,049)
Represented by:
Liabilities	(76)	(74)	(536)	(769)	(783)	(951)	(940)	(815)	(1,049)
Assets	1,307	1,178	380	260	231	223	—	—	—
	1,231	1,104	(156)	(509)	(552)	(728)	(940)	(815)	(1,049)
The recognition of the pension assets in both the UK in relation to the NGUKPS, the NGEG of ESPS and the Niagara Mohawk Plan in the US reflect legal and actuarial advice that we have taken regarding recognition of surpluses under IFRIC 14. In all three cases we have concluded that the Group has an unconditional right to a refund from the individual plans, including from each Section of the NGUKPS and the NGEG of ESPS, in the event of a winding-up. In the UK, the Trustees must seek the agreement of the Company to any benefit augmentation beyond the provisions set out in the Scheme Rules. In the US, the surplus assets may be used to pay benefits under other Plans, thereby allowing the Company to settle other liabilities under other Plans.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits continued
Amounts recognised in the income statement and statement of other comprehensive income

	2019	2018	2017
	£m	£m	£m
Included within operating costs
Administration costs	14	16	16
Included within payroll costs
Defined benefit scheme costs:
Current service cost	193	193	232
Past service cost – augmentations	5	1	1
Past service credit – redundancies	(7)	(1)	(1)
Special termination benefit cost – redundancies	55	9	7
Past service cost – plan amendments	34	—	—
	280	202	239
Included within finance income and costs
Net interest cost	22	65	105
Included within gain on disposal of discontinued operations
Administration costs	—	—	5
Disposal of UK Gas Distribution	—	—	34
	—	—	39
Total included in income statement[1,2]	316	283	399
Remeasurement gains of pension assets and post-retirement benefit obligations	68	1,313	348
Exchange adjustments	(101)	175	(345)
Total included in the statement of other comprehensive income[2]	(33)	1,488	3

1.
Amounts recognised in the income statement include operating costs of £nil (2018: £nil; 2017: £1 million); payroll costs of £nil (2018: £nil; 2017: £35 million); and net interest of £nil (2018: £nil; 2017: £2 million income) presented within profit from discontinued operations. These amounts all relate to UK pensions. In addition there is a net charge of £52 million (2018: £nil; 2017: £nil) relating to redundancy pension costs in respect of the UK cost efficiency and restructuring programme included within exceptional items.

2.
Amounts recognised in the statement of other comprehensive income include remeasurements of pension assets and post-retirement benefit obligations of £nil (2018: £nil; 2017: £75 million loss) presented within discontinued operations. These amounts all relate to UK pensions.

The geographical split of pensions and other post-retirement benefits is as shown below:

	UK Pensions			US Pensions			US other post-retirement benefits
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Included within operating costs
Administration costs	6	6	6	7	9	9	1	1	1
Included within payroll costs
Defined benefit scheme costs:
Current service cost	41	49	76	104	98	103	48	46	53
Past service cost – augmentations	5	1	1	—	—	—	—	—	—
Past service credit – redundancies	(7)	(1)	(1)	—	—	—	—	—	—
Special termination benefit cost – redundancies	55	9	7	—	—	—	—	—	—
Past service cost – plan amendments	34	—	—	—	—	—	—	—	—
	128	58	83	104	98	103	48	46	53
Included within finance income and costs
Net interest cost	(31)	3	—	21	27	43	32	35	62
Included within gain on disposal of discontinued operations
Administration costs	—	—	5	—	—	—	—	—	—
Disposal of UK Gas Distribution	—	—	34	—	—	—	—	—	—
	—	—	39	—	—	—	—	—	—
Total included in income statement	103	67	128	132	134	155	81	82	116
Remeasurement gains/(losses) of pension assets and post-retirement benefit obligations	57	1,177	(541)	(14)	27	319	25	109	570
Exchange adjustments	—	—	—	(42)	75	(140)	(59)	100	(205)
Total included in the statement of other comprehensive income	57	1,177	(541)	(56)	102	179	(34)	209	365

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

25. Pensions and other post-retirement benefits continued
Reconciliation of the net defined benefit liability

	2019	2018	2017
	£m	£m	£m
Opening net defined benefit liability	(263)	(1,933)	(2,585)
Cost recognised in the income statement	(316)	(283)	(399)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	(33)	1,488	3
Employer contributions	419	475	1,073
Other movements	(25)	(10)	(25)
Closing net defined benefit liability	(218)	(263)	(1,933)
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening net defined benefit asset/(liability)	1,104	(156)	(15)	(552)	(728)	(1,009)	(815)	(1,049)	(1,561)
Cost recognised in the income statement	(103)	(67)	(128)	(132)	(134)	(155)	(81)	(82)	(116)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	57	1,177	(541)	(56)	102	179	(34)	209	365
Employer contributions	174	150	528	231	208	257	14	117	288
Other movements	(1)	—	—	—	—	—	(24)	(10)	(25)
Closing net defined benefit asset/(liability)	1,231	1,104	(156)	(509)	(552)	(728)	(940)	(815)	(1,049)

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits continued
Changes in the present value of defined benefit obligations (including unfunded obligations)

	2019	2018	2017
	£m	£m	£m
Opening defined benefit obligations	(24,054)	(26,230)	(28,952)
Current service cost	(193)	(193)	(232)
Interest cost	(771)	(775)	(1,057)
Actuarial (losses)/gains – experience	(69)	(100)	166
Actuarial gains – demographic assumptions	266	671	225
Actuarial (losses)/gains – financial assumptions	(619)	174	(3,377)
Past service credit – redundancies	7	1	1
Special termination benefit cost – redundancies	(55)	(9)	(7)
Past service cost – augmentations	(5)	(1)	(1)
Past service cost – plan amendments	(34)	—	—
Medicare subsidy received	(19)	(21)	(14)
Obligations transferred on disposal of UK Gas Distribution	—	—	6,970
Employee contributions	(1)	(1)	(1)
Benefits paid	1,376	1,285	1,443
Exchange adjustments	(768)	1,145	(1,394)
Closing defined benefit obligations	(24,939)	(24,054)	(26,230)
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening defined benefit obligations	(14,226)	(15,645)	(19,416)	(6,582)	(7,050)	(6,145)	(3,246)	(3,535)	(3,391)
Current service cost	(41)	(49)	(76)	(104)	(98)	(103)	(48)	(46)	(53)
Interest cost	(358)	(366)	(615)	(277)	(273)	(285)	(136)	(136)	(157)
Actuarial (losses)/gains – experience	(56)	(95)	106	(52)	(38)	(2)	39	33	62
Actuarial gains – demographic assumptions	224	565	214	—	30	2	42	76	9
Actuarial (losses)/gains – financial assumptions	(568)	604	(3,751)	(24)	(279)	37	(27)	(151)	337
Past service credit – redundancies	7	1	1	—	—	—	—	—	—
Special termination benefit cost – redundancies	(55)	(9)	(7)	—	—	—	—	—	—
Past service cost – augmentations	(5)	(1)	(1)	—	—	—	—	—	—
Past service cost – plan amendments	(34)	—	—	—	—	—	—	—	—
Medicare subsidy received	—	—	—	—	—	—	(19)	(21)	(14)
Obligations transferred on disposal of UK Gas Distribution	—	—	6,970	—	—	—	—	—	—
Employee contributions	(1)	(1)	(1)	—	—	—	—	—	—
Benefits paid	837	770	931	398	362	349	141	153	163
Exchange adjustments	—	—	—	(514)	764	(903)	(254)	381	(491)
Closing defined benefit obligations	(14,276)	(14,226)	(15,645)	(7,155)	(6,582)	(7,050)	(3,508)	(3,246)	(3,535)

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

25. Pensions and other post-retirement benefits continued
Changes in the value of plan assets

	2019	2018	2017
	£m	£m	£m
Opening fair value of plan assets	23,858	24,375	26,434
Interest income	749	710	952
Return on plan assets in excess of interest	490	568	3,334
Administration costs	(14)	(16)	(21)
Employer contributions	419	475	1,073
Employee contributions	1	1	1
Benefits paid	(1,377)	(1,285)	(1,443)
Exchange adjustments	667	(970)	1,049
Assets transferred on disposal of UK Gas Distribution	—	—	(7,004)
Closing fair value of plan assets	24,793	23,858	24,375
Actual return on plan assets	1,239	1,278	4,286
Expected contributions to plans in the following year	307	363	491
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening fair value of plan assets	15,330	15,489	19,401	6,030	6,322	5,136	2,498	2,564	1,897
Interest income	389	363	615	256	246	242	104	101	95
Return on plan assets in excess of/(less than) interest	457	103	2,890	62	314	282	(29)	151	162
Administration costs	(6)	(6)	(11)	(7)	(9)	(9)	(1)	(1)	(1)
Employer contributions	174	150	528	231	208	257	14	117	288
Employee contributions	1	1	1	—	—	—	—	—	—
Benefits paid	(838)	(770)	(931)	(398)	(362)	(349)	(141)	(153)	(163)
Exchange adjustments	—	—	—	472	(689)	763	195	(281)	286
Assets transferred on disposal of UK Gas Distribution	—	—	(7,004)	—	—	—	—	—	—
Closing fair value of plan assets	15,507	15,330	15,489	6,646	6,030	6,322	2,640	2,498	2,564
Actual return on plan assets	846	466	3,505	318	560	524	75	252	257
Expected contributions to plans in the following year	148	140	128	150	221	229	9	2	134
Asset allocation strategy
Each plan’s investment strategy is formulated specifically in order to target specific asset allocations and returns, and to manage risk. The asset allocation of the plans as at 31 March 2019 is as follows:

	UK pensions	US pensions	US other post-retirement benefits
	%	%	%
Equities	12.7	40.8	60.2
Corporate bonds	23.4	26.4	0.7
Government securities	39.4	16.0	20.6
Property	5.5	4.7	—
Diversified alternatives	5.0	10.1	12.9
Liability matching assets	11.1	—	—
Infrastructure	—	1.5	—
Cash and cash equivalents	1.9	0.3	—
Other	1.0	0.2	5.6
	100.0	100.0	100.0

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits continued
Defined benefit investment strategies and risks
DB pension schemes can pose a significant risk to future cash flows, as National Grid underwrites the financial and demographic risks associated with these plans. Although the governing bodies have sole responsibility for setting investment strategies and managing risks, National Grid closely works with and supports the governing bodies of each scheme, to assist them in mitigating the risks associated with their schemes and to ensure that the schemes are funded to meet their obligations.
In the UK, each scheme has a Trustee that is the governing body. The Trustees’ responsibilities are set out in the Trust Deed and Rules. In the US, the fiduciary committee for all the retirement plans is the Retirement Plan Committee (RPC). The RPC is structured in accordance with US laws governing retirement plans under the Employee Retirement Income Security Act (ERISA).
The Trustees and RPC, after taking advice from professional investment advisors and in consultation with National Grid, set the key principles, including expected returns, risk and liquidity requirements. In setting these they take into account expected contributions, maturity of the pension liabilities, and in the UK, the strength of the covenant. The Trustees and RPC formulate an investment strategy to manage risk through diversification, including the use of liability-matching assets, which move in line with the long-term liabilities of the scheme, and return-seeking assets, some of which are designed to mitigate downside risk. Where appropriate, the strategies may include interest rate and inflation hedging instruments, and currency hedging to hedge overseas holdings.
Investments are usually grouped into:

•
Return-seeking assets: equities, property and diversified funds where the objective is to achieve growth within the constraints of the schemes’ risk profiles. These assets should produce returns greater than the liability increase, so improving the funding position, and are assessed by reference to benchmarks and performance targets agreed with the investment managers; and

•
Liability-matching assets: liability-driven investment (LDI) funds and swaps, where the objective is to secure fixed or inflation-adjusted cash flows in future. These investments are generally expected to match the change in liability valuation, so protecting the funding position. Bonds and securities are also measured against certain market benchmarks.

Investments are predominantly made in assets considered to be of investment grade. Where investments are made in non-investment grade assets, the higher volatility involved is carefully judged and balanced against the expected higher returns. Similarly, investments are made predominantly in regulated markets. Where investments are made either in non-investment grade assets or outside of regulated markets, investment levels are kept to prudent levels and subject to agreed control ranges, to control the risk. Should these investments fall outside the pre-agreed ranges, corrective actions and timescales are agreed with the investment manager to remedy the position.
The governing bodies ensure that the performance of investment managers is regularly reviewed against measurable objectives, consistent with each scheme’s long-term objectives and accepted risk levels. Where required, the portfolios are amended, or investment managers changed.
The Trustees and RPC can generally delegate responsibility for the selection of specific bonds, securities and other investments to appointed investment managers. Investment managers are selected based on the required skills, expertise of those markets, process and financial security to manage the investments. The investment managers use their skill and expertise to manage the investments competently. In some cases they may further delegate this responsibility, through appointing sub-managers.
The schemes hold sufficient cash to meet benefit requirements, with other investments being held in liquid or realisable assets to meet unexpected cash flow requirements. The schemes do not borrow money, or act as guarantor, to provide liquidity (unless it is temporary).
The NGUKPS Trustee believes that long-term shareholder value and financial success can be protected and enhanced by a responsible environmental, social and corporate governance (ESG) policy. As such, the NGUKPS’ appointed investment managers are expected to be mindful of ESG issues when managing the scheme’s assets. Day-to-day stewardship (voting and engagement) is delegated to the investment managers and they are encouraged to adhere to the UK Stewardship Code.
The most significant risks associated with the DB plans are:

•
Asset volatility – the schemes invest in a variety of asset classes, but principally in equities, government securities, corporate bonds and property. Consequently actual returns will differ from the underlying discount rate adopted, impacting on the funding position of the scheme through the net balance sheet asset or liability. Each scheme seeks to balance the level of investment return required with the risk that it can afford to take, to design the most appropriate investment portfolio. Volatility will be controlled through using liability-matching asset strategies, interest rate hedging and management of foreign exchange exposure, as well as diversification of the return-seeking assets;

•
Changes in bond yields – liabilities are calculated using discount rates set with reference to the yields in high-quality corporate bonds prevailing in the UK and US debt markets and will fluctuate as yields change;

•
Member longevity – longevity is a key driver of liabilities and changes in expected mortality have a direct impact on liabilities. In aggregate, the liabilities are relatively mature, which mitigates the risk to a certain extent. The NGEG of ESPS holds a longevity insurance contract (swap) which covers exposure to improvement in longevity, providing long-term protection to the scheme in the event that members live longer than expected at the time the swap was entered into;

•
Deficit risk – the risk that the increase in the liability will outpace the growth in assets is managed through assessing the progress of the actual growth of the liabilities relative to the selected investment policy and adjusting the policy as required;

•
Manager risk – expected deviation of the return, relative to the benchmark, is carefully monitored, as is the process, team and expertise of the manager. Where appropriate, the Trustee or RPC will move assets under management to a more robust manager, whom they consider will have a better expectation of performing well in the future;

•
Currency risk – fluctuations in the value of foreign denominated assets due to exposure to currency exchange rates is managed through a combination of segregated currency hedging overlay and currency hedging carried out by some of the investment managers;

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

25. Pensions and other post-retirement benefits continued
Defined benefit investment strategies and risks continued

•	Interest rate and inflation risk – changes in inflation will affect the current and future pensions but are partially mitigated through investing in inflation-matching assets and hedging instruments;

•
Investment funds – the credit risk arising from investing in investment funds is mitigated by the underlying assets of the investment funds being ring-fenced from the fund managers, the regulatory environments in which the fund managers operate and diversification of investments among investment fund arrangements;

•
Political risk – an adverse influence on asset values arising from political intervention in a specific country or region is managed through regular review of the asset distribution and through ensuring geographical diversification of investments within the managers;

•
Counterparty risk – is managed by having a diverse range of counterparties and through having a strong collateralisation process. Measurement and management of counterparty risk is delegated to the relevant investment managers; and

•
Custodian risk – the creditworthiness and ability of the custodians to settle trades on time and provide secure safekeeping of the assets under custody is managed by ongoing monitoring of the custodial arrangements against pre-agreed service levels and credit ratings.

Asset allocations
Within the asset allocations below, there is significant diversification across regions, asset managers, currencies and bond categories.
UK pensions

	2019				2018			2017
	Quoted	Unquoted		Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m		£m	£m	£m	£m	£m	£m	£m
Equities[1]	1,181	784		1,965	1,420	813	2,233	2,624	596	3,220
Corporate bonds	3,625	—		3,625	3,949	—	3,949	3,526	—	3,526
Government securities	6,114	—		6,114	5,629	—	5,629	5,406	—	5,406
Property	108	749		857	129	834	963	90	708	798
Diversified alternatives	—	771		771	99	690	789	250	628	878
Liability-matching assets	1,751	(35	)²	1,716	1,174	—	1,174	1,162	—	1,162
Cash and cash equivalents	40	259		299	211	215	426	211	412	623
Other (including net current assets and liabilities)	—	160		160	—	167	167	(148)	24	(124)
	12,819	2,688		15,507	12,611	2,719	15,330	13,121	2,368	15,489

1.	Included within equities at 31 March 2019 were ordinary shares of National Grid plc with a value of £nil (2018: £nil; 2017: £2 million).

2.	Comprises the longevity insurance contract within the NGEG of the ESPS.
US pensions

	2019			2018			2017
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	533	2,178	2,711	577	1,954	2,531	698	1,915	2,613
Corporate bonds	1,329	425	1,754	1,085	413	1,498	1,130	537	1,667
Government securities	422	640	1,062	414	565	979	872	71	943
Property	—	316	316	—	279	279	—	335	335
Diversified alternatives	183	487	670	198	421	619	209	433	642
Infrastructure	—	99	99	—	77	77	—	79	79
Cash and cash equivalents	21	—	21	14	—	14	28	—	28
Other (including net current assets and liabilities)	(8)	21	13	6	27	33	3	12	15
	2,480	4,166	6,646	2,294	3,736	6,030	2,940	3,382	6,322
US other post-retirement benefits

	2019			2018			2017
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	404	1,184	1,588	412	1,110	1,522	405	1,162	1,567
Corporate bonds	19	—	19	24	—	24	19	—	19
Government securities	540	3	543	508	2	510	520	1	521
Diversified alternatives	175	166	341	161	144	305	166	149	315
Other[1]	—	149	149	—	137	137	—	142	142
	1,138	1,502	2,640	1,105	1,393	2,498	1,110	1,454	2,564

1.	Other primarily comprises insurance contracts.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

26. Provisions

We make provisions when an obligation exists resulting from a past event, and it is probable that cash will be paid to settle it, but the exact amount of cash required can only be estimated.

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

In the current year we recognised a charge to restructuring provisions, reflecting the review and reorganisation of our core regulated businesses in both the UK and US.

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
The unwinding of the discount is included within the income statement as finance costs.

	Environmental £m	Decommissioning £m	Restructuring £m	Emissions £m	Other £m	Total provisions £m
At 1 April 2017	1,721	221	17	32	597	2,588
Exchange adjustments	(158)	(9)	—	(2)	(26)	(195)
Additions	27	2	10	12	23	74
Unused amounts reversed[1]	(45)	(19)	(6)	—	(37)	(107)
Unwinding of discount	61	5	1	—	8	75
Utilised[2]	(75)	(6)	(7)	(34)	(146)	(268)
Transfers[3]	—	—	(12)	—	(103)	(115)
At 31 March 2018	1,531	194	3	8	316	2,052
Exchange adjustments	103	7	—	—	14	124
Additions	32	18	125	16	35	226
Unused amounts reversed[1]	(36)	(10)	(3)	(6)	(10)	(65)
Unwinding of discount	62	5	—	—	7	74
Utilised[2]	(53)	(26)	(42)	(9)	(79)	(209)
Transfers[3]	—	—	—	—	(3)	(3)
At 31 March 2019	1,639	188	83	9	280	2,199

	2019	2018
	£m	£m
Current	316	273
Non-current	1,883	1,779
	2,199	2,052

1.	Unused amounts reversed from other provisions include £nil (2018: £16 million) in relation to discontinued operations.

2.	Utilised amounts for other provisions include £20 million (2018: £77 million) in relation to discontinued operations.

3.	Represents net amounts transferred to trade and other payables (see note 22) of £3 million (2018: £115 million).

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

26. Provisions continued
Environmental provisions
The environmental provision represents the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings, together with certain US sites that National Grid no longer owns. The environmental provision is as follows:

	2019			2018
	Discounted £m	Undiscounted £m	Real discount rate	Discounted £m	Undiscounted £m	Real discount rate
UK sites	189	210	1%	213	235	1%
US sites	1,450	1,555	1%	1,318	1,410	1%
	1,639	1,765		1,531	1,645
The remediation expenditure in the UK relates to old gas manufacturing sites and also to electricity transmission sites. Cash flows are expected to be incurred until 2076 although the weighted average duration of the cash flows is 12 years. A number of estimation uncertainties affect the calculation of the provision, including the impact of regulation, the accuracy of site surveys, unexpected contaminants, transportation costs, the impact of alternative technologies and changes in the real discount rate. This provision incorporates our best estimate of the financial effect of these uncertainties, but future changes in any of the assumptions could materially impact the calculation of the provision. The undiscounted amount is the undiscounted best estimate of the liability having regard to these uncertainties.
The remediation expenditure in the US is expected to be incurred until 2069. The weighted average duration of the cash flows is nine years. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK sites. This expenditure is expected to be largely recoverable from ratepayers under the terms of various rate agreements in the US.
Decommissioning provisions
The decommissioning provision represents £80 million (2018: £71 million) of expenditure relating to asset retirement obligations estimated to be incurred until 2115, and £90 million (2018: £104 million) of expenditure relating to the demolition of gas holders estimated to be incurred until 2026. It also includes the net present value of the estimated expenditure (discounted at a real rate of 1%) expected to be incurred until 2044 in respect of the decommissioning of certain US nuclear generating units that National Grid no longer owns.
Restructuring provisions
During the year, a cost-efficiency and restructuring programme was undertaken in both our UK and US businesses, as detailed in note 5. This resulted in the recognition of a £125 million charge in the year and a closing provision of £83 million. We expect the majority of the provision to be utilised within one year.
Other provisions
Included within other provisions at 31 March 2019 are the following amounts:

•	£30 million (2018: £50 million) in respect of legacy provisions recognised following the sale of UK Gas Distribution;

•	£29 million (2018: £48 million) in respect of onerous lease commitments and rates payable on surplus properties with expenditure expected to be incurred until 2039;

•
£164 million (2018: £152 million) of estimated liabilities in respect of past events insured by insurance subsidiary undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date; and

•	£13 million (2018: £13 million) in respect of obligations associated with investments in joint ventures and associates.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

27. Share capital

Ordinary share capital represents the total number of shares issued which are publicly traded. We also disclose the number of treasury shares the Company holds, which are shares that the Company has bought itself, predominately to actively manage scrip issuances and settle employee share option and reward plan liabilities.

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

	Allotted, called-up and fully paid
	million	£m
At 1 April 2017	3,943	449
Effect of share consolidation[1]	(328)	—
Issued during the year in lieu of dividends[2]	23	3
At 31 March 2018	3,638	452
Issued during the year in lieu of dividends[2]	49	6
At 31 March 2019	3,687	458

1.
On 22 May 2017 the ordinary share capital was consolidated with 11 new ordinary shares of 12 204/473 pence nominal value issued for every 12 existing ordinary shares of 11 17/43 pence nominal value. This consolidation was completed to maintain the comparability of the Company’s share price before and after the special dividend.

2.
The issue of shares under the scrip dividend programme is considered to be a bonus issue under the terms of the Companies Act 2006, and the nominal value of the shares is charged to the share premium account.

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
Treasury shares
At 31 March 2019, the Company held 277 million (2018: 283 million) of its own shares. The market value of these shares as at 31 March 2019 was £2,359 million (2018: £2,270 million).
The Company made the following transactions in respect of its own shares during the year ended 31 March 2019:

i)
During the year, 3 million (2018: 3 million) treasury shares were gifted to National Grid Employee Share Trusts and 3 million (2018: 5 million) treasury shares were re-issued in relation to employee share schemes, in total representing approximately 0.2% (2018: 0.2%) of the ordinary shares in issue as at 31 March 2019. The nominal value of these shares was £1 million (2018: £1 million) and the total proceeds received were £18 million (2018: £33 million).

ii)
During the year, the Company made payments totalling £2 million (2018: £5 million) to National Grid Employee Share Trusts to enable the trustees to make purchases of National Grid plc shares in order to satisfy the requirements of employee share option and reward plans.

During the prior year, the Company completed a share repurchase programme as part of the return of cash to shareholders following the sale of UK Gas Distribution in addition to the management of the dilutive effect of share issuances under the scrip dividend programme. As a result the Company repurchased 114 million ordinary shares for aggregate consideration of £1,017 million including transaction costs. The shares repurchased had a nominal value of £14 million and represented approximately 3.1% of the ordinary shares in issue as at 31 March 2018.
The maximum number of ordinary shares held in treasury during the year was 283 million (2018: 283 million) representing approximately 7.7% (2018: 7.8%) of the ordinary shares in issue as at 31 March 2019 and having a nominal value of £35 million (2018: £35 million).

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

28. Other equity reserves

Other equity reserves are different categories of equity as required by accounting standards and represent the impact of a number of our historical transactions.
Other equity reserves comprise the translation reserve (see accounting policy D in note 1), cash flow hedge reserve and the cost of hedging reserve (see note 32), available-for-sale reserve, debt instruments at fair value through other comprehensive income reserve (FVOCI debt) and equity investments at fair value through other comprehensive income reserve (FVOCI equity) (see note 15), the capital redemption reserve and the merger reserve. The merger reserve arose as a result of the application of merger accounting principles under the then prevailing UK GAAP, which under IFRS 1 was retained for mergers that occurred prior to the IFRS transition date. Under merger accounting principles, the difference between the carrying amount of the capital structure of the acquiring vehicle and that of the acquired business was treated as a merger difference and included within reserves. The cash flow hedge reserve will amortise as the committed future cash flows from borrowings are paid or capitalised in fixed assets (as described in note 32). Cost of hedging, FVOCI debt, and FVOCI equity reserves arose as a result of the adoption of IFRS 9 on 1 April 2018. See note 15 for further detail on FVOCI debt and FVOCI equity reserves and note 32 in respect of cost of hedging reserve.
As the amounts included in other equity reserves are not attributable to any of the other classes of equity presented, they have been disclosed as a separate classification of equity.

	Translation £m	Cash flow hedge £m	Cost of hedging £m	Available- for-sale £m	FVOCI equity £m	FVOCI debt £m	Own credit £m	Capital redemption £m	Merger £m	Total £m
At 1 April 2016	548	(45)	—	120	—	—	—	19	(5,165)	(4,523)
Exchange adjustments[1]	346	—	—	—	—	—	—	—	—	346
Net (losses)/gains taken to equity	—	(36)	—	81	—	—	—	—	—	45
Transferred to/(from) profit or loss	—	227	—	(25)	—	—	—	—	—	202
Tax	—	(43)	—	(14)	—	—	—	—	—	(57)
At 31 March 2017	894	103	—	162	—	—	—	19	(5,165)	(3,987)
Exchange adjustments[1]	(504)	—	—	—	—	—	—	—	—	(504)
Net gains/(losses) taken to equity	—	19	—	(30)	—	—	—	—	—	(11)
Share of net gains of associates taken to equity	—	5	—	—	—	—	—	—	—	5
Transferred from profit or loss	—	(3)	—	(73)	—	—	—	—	—	(76)
Tax	—	4	—	29	—	—	—	—	—	33
At 31 March 2018 (as previously reported)	390	128	—	88	—	—	—	19	(5,165)	(4,540)
Transfer on transition to IFRS 9	—	(3)	76	(88)	34	46	7	—	—	72
At 1 April 2018 (as restated)	390	125	76	—	34	46	7	19	(5,165)	(4,468)
Exchange adjustments[1]	346	—	—	—	—	—	—	—	—	346
Net (losses)/gains taken to equity	—	(40)	(107)	—	—	2	7	—	—	(138)
Share of net gains of associates taken to equity	—	1	—	—	—	—	—	—	—	1
Transferred to profit or loss	—	—	41	—	—	—	—	—	—	41
Net losses in respect of cash flow hedging of capital expenditure	—	(13)	—	—	—	—	—	—	—	(13)
Tax	—	6	7	—	—	—	(1)	—	—	12
Cash flow hedges transferred to the statement of financial position, net of tax	—	(18)	—	—	—	—	—	—	—	(18)
At 31 March 2019	736	61	17	—	34	48	13	19	(5,165)	(4,237)

1.
The exchange adjustments recorded in the translation reserve comprise a gain of £896 million (2018: loss of £1,304 million; 2017: gain of £1,364 million) relating to the translation of foreign operations offset by a loss of £550 million (2018: gain of £800 million; 2017: loss of £1,018 million) relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the net investment in the non-sterling denominated subsidiaries.

The merger reserve represents the difference between the carrying value of subsidiary undertaking investments and their respective capital structures following the Lattice demerger from BG Group plc and the 1999 Lattice refinancing.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

29. Net debt

Net debt represents the amount of borrowings and overdrafts less cash, current financial investments and related financing derivatives.
Funding and liquidity risk management is carried out by the treasury function under policies and guidelines approved by the Finance Committee of the Board. The Finance Committee is responsible for the regular review and monitoring of treasury activity and for the approval of specific transactions, the authority for which fall outside the delegation of authority to management.
The primary objective of the treasury function is to manage our funding and liquidity requirements. A further important objective is to manage the associated financial risks, in the form of interest rate risk and foreign exchange risk, to within pre-authorised parameters. Details of the main risks arising from our financing and commodity hedging activities can be found in the risk factors discussion starting on page 212 and in note 32 to the consolidated financial statements.
Investment of surplus funds, usually in short-term fixed deposits or placements with money market funds that invest in highly liquid instruments of high credit quality, is subject to our counterparty risk management policy.
(a) Reconciliation of net cash flow to movement in net debt

	2019	2018	2017
	£m	£m	£m
(Decrease)/increase in cash and cash equivalents	(80)	(807)	984
(Decrease)/increase in financial investments	(822)	(5,953)	5,675
(Increase)/decrease in borrowings and related derivatives[1]	(708)	1,209	(3,715)
Net interest paid on the components of net debt[2]	866	808	1,955
Change in debt resulting from cash flows	(744)	(4,743)	4,899
Changes in fair value of financial assets and liabilities and exchange movements	(1,648)	2,098	(2,273)
Net interest charge on the components of net debt	(1,076)	(1,017)	(2,401)
Disposal of UK Gas Distribution	—	—	5,890
Other non-cash movements	(27)	(66)	(64)
Movement in net debt (net of related derivative financial instruments) in the year	(3,495)	(3,728)	6,051
Net debt (net of related derivative financial instruments) at start of year	(23,002)	(19,274)	(25,325)
Impact of transition to IFRS 9	(32)	—	—
Net debt (net of related derivative financial instruments) at end of year	(26,529)	(23,002)	(19,274)
Composition of net debt
Net debt is made up as follows:

	2019	2018	2017
	£m	£m	£m
Cash, cash equivalents and financial investments	2,233	3,023	9,880
Borrowings and bank overdrafts	(28,730)	(26,625)	(28,638)
Financing derivatives[1]	(32)	600	(516)
	(26,529)	(23,002)	(19,274)

1.	The financing derivatives balance included in net debt excludes the commodity derivatives (see note 17).

2.	Excludes £23 million (2018: £27 million; 2017: £nil) cash interest from the Quadgas shareholder loan included within discontinued operations in the cash flow statement.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

29. Net debt continued
(b) Analysis of changes in net debt

	Cash and cash equivalents £m	Bank overdrafts £m	Net cash and cash equivalents £m	Financial investments £m	Borrowings £m	Financing derivatives £m	Total[1] £m
At 1 April 2016	127	(3)	124	2,998	(28,341)	(106)	(25,325)
Cash flow[2]	1,001	(17)	984	5,624	(2,196)	487	4,899
Fair value gains and losses and exchange movements	16	—	16	141	(1,527)	(903)	(2,273)
Interest income/(charges)[3]	—	—	—	53	(2,221)	(233)	(2,401)
Other non-cash movements	—	—	—	—	(294)	230	(64)
Disposal	(5)	20	15	(75)	5,941	9	5,890
At 1 April 2017	1,139	—	1,139	8,741	(28,638)	(516)	(19,274)
Cash flow[2]	(807)	—	(807)	(5,983)	2,108	(61)	(4,743)
Fair value gains and losses and exchange movements	(3)	—	(3)	(149)	1,088	1,162	2,098
Interest income/(charges)[3]	—	—	—	85	(1,117)	15	(1,017)
Other non-cash movements	—	—	—	—	(66)	—	(66)
At 31 March 2018	329	—	329	2,694	(26,625)	600	(23,002)
Impact of transition to IFRS 9	—	—	—	—	(32)	—	(32)
At 1 April 2018 (as restated)	329	—	329	2,694	(26,657)	600	(23,034)
Cash flow[2]	(80)	—	(80)	(846)	(240)	422	(744)
Fair value gains and losses and exchange movements	3	—	3	93	(733)	(1,011)	(1,648)
Interest income/(charges)[3]	—	—	—	29	(1,062)	(43)	(1,076)
Other non-cash movements	—	—	—	11	(38)	—	(27)
At 31 March 2019	252	—	252	1,981	(28,730)	(32)	(26,529)
Balances at 31 March 2019 comprise:
Non-current assets	—	—	—	—	—	996	996
Current assets	252	—	252	1,981	—	56	2,289
Current liabilities	—	—	—	—	(4,472)	(282)	(4,754)
Non-current liabilities	—	—	—	—	(24,258)	(802)	(25,060)
	252	—	252	1,981	(28,730)	(32)	(26,529)

1.	Includes accrued interest at 31 March 2019 of £223 million (2018: £197 million; 2017: £210 million).

2.
Cash flow from financing activities relating to financing liabilities (proceeds and repayment of loans, net movement in short-term borrowings and derivatives and interest paid) includes cash outflow on non-debt-related items of £24 million (2018: £12 million; 2017: £nil) and excludes derivative cash inflow in relation to capital expenditure of £13 million (2018: £12 million; 2017: £18 million) and items relating to discontinued operations of £nil (2018: £231 million; 2017: £(1,611) million).

3.	An exceptional income of £nil (2018: £3 million income; 2017: £1,313 million expense) is included in net interest charge on the components of net debt.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information

This section includes information that is important to enable a full understanding of our financial position, particularly areas of potential uncertainty that could affect us in the future.

We also include specific disclosures for Niagara Mohawk Power Corporation in accordance with various rules including Rule 3-10 of Regulation S-X (a US SEC requirement), as they have issued public debt securities which have been guaranteed by National Grid plc. Additional disclosures have also been included in respect of the guarantor company. These disclosures are in lieu of publishing separate financial statements for these companies (see note 36 for further information).

30. Commitments and contingencies

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

	2019	2018
	£m	£m
Future capital expenditure
Contracted for but not provided	1,973	1,843
Operating lease commitments[1]
Less than 1 year	43	42
In 1 to 2 years	39	37
In 2 to 3 years	34	33
In 3 to 4 years	35	30
In 4 to 5 years	27	28
More than 5 years	123	122
	301	292
Energy purchase commitments[2]
Less than 1 year	1,353	1,237
In 1 to 2 years	779	700
In 2 to 3 years	651	563
In 3 to 4 years	827	449
In 4 to 5 years	862	410
More than 5 years	11,237	1,969
	15,709	5,328
Guarantees[3]
Guarantee of sublease for US property (expires 2040)	173	178
Guarantees of certain obligations of Grain LNG (expire up to 2025)	39	46
Guarantees of certain obligations for construction of HVDC West Coast Link (expires 2019)	139	213
Guarantees of certain obligations of Nemo Link Limited (various expiry dates)	19	63
Guarantees of certain obligations of National Grid North Sea Link Limited (various expiry dates)[3]	865	1,009
Guarantees of certain obligations of St William Homes LLP (various expiry dates)[4]	22	98
Guarantees of certain obligations for construction of IFA 2 (expected expiry 2021)[3]	505	729
Guarantees of certain obligations of National Grid Viking Link Limited (expected expiry 2024)	872	—
Other guarantees and letters of credit (various expiry dates)	341	333
	2,975	2,669

1.	Following a review during the year, the comparatives have been refined to provide consistency with the current year.

2.
Energy purchase commitments relate to contractual commitments to purchase electricity or gas that are used to satisfy physical delivery requirements to our customers or for energy that we use ourselves (i.e. normal purchase, sale or usage) and hence are accounted for as ordinary purchase contracts (see note 32(f)). Details of commodity contract derivatives that do not meet the normal purchase, sale or usage criteria, and hence are accounted for as derivative contracts, are shown in note 17(b).

3.
Included within total guarantees are guarantees to both joint ventures and Engineering, Procurement and Construction contractors regarding the construction of interconnectors of £470 million (2018: £739 million).

4.	Includes guarantees to related parties.
The total of future minimum sublease payments expected to be received under non-cancellable sub-leases is £86 million (2018: £42 million).
Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

National Grid Annual Report and Accounts 2018/19 Financial Statements
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
The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms:

	2019	2018	2017
	£m	£m	£m
Sales: Goods and services supplied to a pension plan	5	3	3
Sales: Goods and services supplied to joint ventures[1]	151	14	78
Sales: Goods and services supplied to associates[2]	192	220	—
Purchases: Goods and services received from joint ventures[3]	26	135	168
Purchases: Goods and services received from associates[3]	141	160	169

Receivable from joint ventures[4]	584	160	64
Receivable from associates[4]	368	376	457
Payable to joint ventures[5]	8	—	84
Payable to associates	12	17	27
Interest income from joint ventures	5	4	—
Interest income from associates	23	27	—

Dividends received from joint ventures[6]	30	43	75
Dividends received from associates[7]	171	170	24

1.	During the year, £139 million (2018: £5 million) of property sites were sold to joint venture St William Homes LLP.

2.
Sales in the year relate to transactions with Quadgas. Within this is other income of £52 million (2018: £54 million) relating to a Transitional Service Agreement following the sale of the UK Gas Distribution business to Quadgas.

3.
During the year, the Group received goods and services from a number of US associates, both for the transportation of gas and for pipeline services in the US. Additionally, in 2018, goods and services were received from UK joint ventures for the construction of an electricity transmission link in the UK.

4.
Amounts receivable from associates includes a loan receivable balance from Quadgas of £352 million (2018: £352 million) which is classified as held for sale as at 31 March 2019, a loan receivable balance of £258 million (2018: £130 million) from Nemo Link Limited (a joint venture) and £325 million (2018: £24 million) in relation to St William Homes LLP (a joint venture).

5.	In previous years the amounts payable to joint ventures include deposits received for National Grid property sites from St William Homes LLP which have been settled during the year.

6.	Dividends in respect of joint ventures were received from BritNed Development Limited.

7.	Includes £133 million (2018: £144 million) of dividend income from Quadgas.
Details of investments in principal subsidiary undertakings, joint ventures and associates are disclosed in note 34, and information relating to pension fund arrangements is disclosed in note 25. For details of Directors’ and key management remuneration, refer to the Directors' Remuneration Report on pages 69 - 90 and note 4(c).

32. Financial risk management

Our activities expose us to a variety of financial risks including credit risk, liquidity risk, capital risk, currency risk, interest rate risk, inflation risk and commodity price risk. Our risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential volatility of financial performance from these risks. We use financial instruments, including derivative financial instruments, to manage these risks.

Risk management related to financing activities is carried out by a central treasury department under policies approved by the Finance Committee of the Board. The objective of the treasury department is to manage funding and liquidity requirements, including managing associated financial risks, to within acceptable boundaries. The Finance Committee provides written principles for overall risk management, as well as written policies covering specific areas such as foreign exchange risk, interest rate risk, credit risk, liquidity risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The Finance Committee has delegated authority to administer the commodity price risk policy and credit policy for US-based commodity transactions to the Energy Procurement Risk Management Committee and the National Grid USA Board of Directors. Details of key activities in the current year are set out in the Finance Committee report on page 63.
We have exposure to the following risks, which are described in more detail below:

•	credit risk;

•	liquidity risk;

•	currency risk;

•	interest rate risk;

•	commodity price risk; and

•	capital risk.
Where appropriate, derivatives and other financial instruments used for hedging currency and interest rate risk exposures are formally designated as fair value, cash flow or net investment hedges as defined in IFRS 9. Hedge accounting allows the timing of the profit or loss impact of qualifying hedging instruments to be recognised in the same reporting period as the corresponding impact of hedged exposures. To qualify for hedge accounting, documentation is prepared specifying the risk management objective and strategy, the component transactions and methodology used for measurement of effectiveness.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

32. Financial risk management continued
Hedge accounting relationships are designated in line with risk management activities further described below. Categories designated at National Grid are as follows:

•	currency risk arising from our forecasted foreign currency transactions (capital expenditure or revenues) is designated in cash flow hedges;

•	currency risk arising from our net investments in foreign operations is designated in net investment hedges; and

•	currency and interest rate risk arising from borrowings are designated in cash flow or fair value hedges.
Critical terms of hedging instruments and hedged items are transacted to match on a 1:1 ratio by notional values. Hedge ineffectiveness can nonetheless arise from inherent differences between derivatives and non-derivative instruments and other market factors including credit, correlations, supply and demand, and market volatilities. Ineffectiveness is recognised in the remeasurements component of profit or loss. Hedge accounting is discontinued when a hedging relationship no longer qualifies for hedge accounting.
The Group adopted IFRS 9 with effect from 1 April 2018. The comparatives are not required to be restated and are accounted for in accordance with IAS 39. As a result of adoption, certain hedging instrument components are now treated separately as costs of hedging. Cost of hedging gains and losses are deferred in a newly established component of other equity reserves and released systematically into profit or loss to correspond with the timing of hedged exposures. The impact of adopting IFRS 9 is described in note 37.
2018
Under IAS 39, hedging instruments were designated for hedge accounting in their entirety or, where qualifying forward points were excluded from hedging relationships, unrealised gains and losses on excluded components were recognised in the income statement.
Refer to sections (c) currency risk and (d) interest rate risk below for further details about hedge accounting.
(a) Credit risk
We are exposed to the risk of loss resulting from counterparties’ default on their commitments including failure to pay or make a delivery on a contract. This risk is inherent in our commercial business activities. We are exposed to credit risk on our derivative financial instruments, deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, primarily trade receivables and committed transactions.
Treasury credit risk
Counterparty risk arises from the investment of surplus funds and from the use of derivative financial instruments. As at 31 March 2019, the following limits were in place for investments held with banks and financial institutions:

	Maximum limit £m	Long-term limit £m
Triple ‘A’ G7 sovereign entities (AAA)	1,853	927
Triple ‘A’ vehicles (AAA)	500	—
Triple ‘A’ range institutions and non-G7 sovereign entities (AAA)	1,011	506
Double ‘A+’ G7 sovereign entities (AA+)	1,685	843
Double ‘A’ range institutions (AA)	674 to 843	337 to 421
Single ‘A’ range institutions (A)	236 to 337	118 to 169
The maximum limit applies to all transactions, including long-term transactions. The long-term limit applies to transactions which mature in more than 12 months’ time.
As at 31 March 2019 and 2018, we had a number of exposures to individual counterparties. In accordance with our treasury policies, counterparty credit exposure utilisations are monitored daily against the counterparty credit limits. Counterparty credit ratings and market conditions are reviewed continually with limits being revised and utilisation adjusted, if appropriate. Management does not expect any significant losses from non-performance by these counterparties.
Commodity credit risk
The credit policy for US-based commodity transactions is owned by the Finance Committee to the Board, which establishes controls and procedures to determine, monitor and minimise the credit exposure to counterparties.
Wholesale and retail credit risk
Our principal commercial exposure in the UK is governed by the credit rules within the regulated codes: Uniform Network Code and Connection and Use of System Code. These set out the level of credit relative to the RAV for each credit rating. In the US, we are required to supply electricity and gas under state regulations. Our credit policies and practices are designed to limit credit exposure by collecting security deposits prior to providing utility services, or after utility service has commenced if certain applicable regulatory requirements are met. Collection activities are managed on a daily basis. Sales to retail customers are usually settled in cash, cheques, electronic bank payments or by using major credit cards. We are committed to measuring, monitoring, minimising and recording counterparty credit risk in our wholesale business. The utilisation of credit limits is regularly monitored and collateral is collected against these accounts when necessary. Management does not expect any significant losses of receivables that have not been provided for as shown in note 19.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

32. Financial risk management continued
(a) Credit risk continued
Offsetting financial assets and liabilities
The following tables set out our financial assets and liabilities which are subject to offset and to enforceable master netting arrangements or similar agreements. The tables show the amounts which are offset and reported net in the statement of financial position. Amounts which cannot be offset under IFRS, but which could be settled net under terms of master netting arrangements if certain conditions arise, and with collateral received or pledged, are shown to present National Grid’s net exposure.
Financial assets and liabilities on different transactions are only reported net if the transactions are with the same counterparty, a currently enforceable legal right of offset exists, and the cash flows are intended to be settled on a net basis.
Amounts which do not meet the criteria for offsetting on the statement of financial position, but could be settled net in certain circumstances, principally relate to derivative transactions under ISDA agreements where each party has the option to settle amounts on a net basis in the event of default of the other party.
Commodity contract derivatives that have not been offset on the balance sheet may be settled net in certain circumstances under ISDA or North American Energy Standards Board (NAESB) agreements.
For bank account balances and bank overdrafts, the ‘Gross amounts offset’ under cash pooling arrangements is £19 million as at 31 March 2019 (2018: £34 million). Our UK bank accounts for National Grid subsidiaries participate in GBP, EUR and USD Composite Accounting System overdraft facilities subject to offsetting gross and net overdraft limits. In the US, no offsetting arrangements exist, and cash transactions are settled through Service Company bank accounts with subsequent intercompany payables and receivables reported by subsidiaries with the Service Company.
The gross amounts offset for trade payables and receivables, which are subject to general terms and conditions, are insignificant.

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2019	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	1,052	—	1,052	(299)	(551)	202
Commodity contract derivatives	101	—	101	29	—	130
	1,153	—	1,153	(270)	(551)	332
Liabilities
Financing derivatives	(1,084)	—	(1,084)	299	615	(170)
Commodity contract derivatives	(99)	—	(99)	(29)	—	(128)
	(1,183)	—	(1,183)	270	615	(298)

	(30)	—	(30)	—	64	34

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2018	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	1,545	—	1,545	(523)	(772)	250
Commodity contract derivatives	69	—	69	(16)	—	53
Further acquisition agreement derivative¹	110	—	110	—	—	110
	1,724	—	1,724	(539)	(772)	413
Liabilities
Financing derivatives	(945)	—	(945)	523	326	(96)
Commodity contract derivatives	(116)	—	(116)	16	7	(93)
	(1,061)	—	(1,061)	539	333	(189)

	663	—	663	—	(439)	224

1.
The Group is party to the Further Acquisition Agreement (FAA) and Remaining Acquisition Agreement (RAA) which contain put and call options over 14% and 25% respectively, of the equity and loan balances it holds in Cadent (through its investment in Quadgas). These are classified within the disposal group as at 31 March 2019 (see note 10).

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

32. Financial risk management continued
(b) Liquidity risk
Our policy is to determine our liquidity requirements by the use of both short-term and long-term cash flow forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding requirements for at least a 24-month period and maintain adequate liquidity for a continuous 12-month period.
We believe our contractual obligations, including those shown in commitments and contingencies in note 30, can be met from existing cash and investments, operating cash flows and other financings that we reasonably expect to be able to secure in the future, together with the use of committed facilities if required.
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
The following is a maturity profile of our financial liabilities and derivatives as at the reporting date:

At 31 March 2019	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(4,129)	(2,348)	(1,998)	(19,673)	(28,148)
Interest payments on borrowings[1]	(800)	(733)	(721)	(13,465)	(15,719)
Finance lease liabilities	(72)	(63)	(52)	(123)	(310)
Other non-interest-bearing liabilities	(3,306)	(340)	—	—	(3,646)
Derivative financial liabilities
Derivative contracts – receipts[2]	3,045	1,703	163	2,560	7,471
Derivative contracts – payments[2]	(3,421)	(2,029)	(223)	(3,276)	(8,949)
Commodity contract derivatives	(73)	(19)	(2)	(1)	(95)
Derivative financial assets
Derivative contracts – receipts[2]	1,928	561	863	1,112	4,464
Derivative contracts – payments[2]	(1,251)	(459)	(783)	(875)	(3,368)
	(8,079)	(3,727)	(2,753)	(33,741)	(48,300)

At 31 March 2018³	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding finance lease liabilities	(4,099)	(1,642)	(2,325)	(18,023)	(26,089)
Interest payments on borrowings[1]	(730)	(692)	(629)	(12,897)	(14,948)
Finance lease liabilities	(60)	(60)	(45)	(148)	(313)
Other non-interest-bearing liabilities	(2,840)	(359)	—	—	(3,199)
Derivative financial liabilities
Derivative contracts – receipts[2]	1,111	424	441	268	2,244
Derivative contracts – payments[2]	(1,468)	(608)	(547)	(704)	(3,327)
Commodity contract derivatives	(80)	(33)	(26)	1	(138)
Derivative financial assets
Derivative contracts – receipts[2]	6,536	2,225	1,726	3,134	13,621
Derivative contracts – payments[2]	(6,000)	(1,703)	(1,678)	(2,977)	(12,358)
	(7,630)	(2,448)	(3,083)	(31,346)	(44,507)

1.
The interest on borrowings is calculated based on borrowings held at 31 March without taking account of future issues. Floating rate interest is estimated using a forward interest rate curve as at 31 March. Payments are included on the basis of the earliest date on which the Company can be required to settle.

2.
The financial derivative payments and receipts include the gross undiscounted cash flows for interest rate and cross currency derivatives. The cash flows for these derivatives are presented as gross payments and receipts where the cash flows are not net settled either due to timing or currency.

3.	The comparatives have been refined to provide consistency with the current period.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

32. Financial risk management continued
(c) Currency risk
National Grid operates internationally with mainly the pound sterling as the functional currency for the UK companies and the US dollar as that of the US businesses. Currency risk arises from three major areas: funding activities, capital investment and related revenues, and holdings in foreign operations. This risk is managed using financial instruments including derivatives as approved by policy, typically cross-currency interest rate swaps, foreign exchange swaps and forwards.
Funding activities – our policy is to borrow in the most advantageous market available. Foreign currency funding gives rise to risk of volatility in the amount of functional currency cash to be repaid. This risk is reduced by swapping principal and interest back into the functional currency of the issuer. All foreign currency debt and transactions are hedged except where they provide a natural offset to assets elsewhere in the Group.
Capital investment and related revenues – capital projects often incur costs or generate revenues in a foreign currency, most often euro transactions done by the UK business. Our policy for managing foreign exchange transaction risk is to hedge contractually committed foreign currency cash flows over a prescribed minimum size, typically by buying euro forwards to hedge future expenditure, and selling euro forwards to hedge future revenues. For hedges of forecast cash flows our policy is to hedge a proportion of highly probable cash flows.
Holdings in foreign operations – we are exposed to fluctuations on the translation into pounds sterling of our foreign operations. The policy for managing this translation risk is to issue foreign currency debt or to replicate foreign debt using derivatives that pay cash flows in the currency of the foreign operation. The primary managed exposure arises from dollar denominated assets and liabilities held by our US operations, with a smaller euro exposure in respect of joint venture investments.
During 2019 and 2018, derivative financial instruments were used to manage foreign currency risk as follows:

	2019					2018
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Cash and cash equivalents	97	2	153	—	252	294	2	33	—	329
Financial investments	965	—	1,016	—	1,981	1,471	69	1,125	29	2,694
Borrowings	(10,591)	(4,787)	(12,126)	(1,226)	(28,730)	(10,912)	(3,794)	(11,068)	(851)	(26,625)
Pre-derivative position	(9,529)	(4,785)	(10,957)	(1,226)	(26,497)	(9,147)	(3,723)	(9,910)	(822)	(23,602)
Derivative effect	(1,055)	4,803	(5,245)	1,465	(32)	3,748	3,793	(7,992)	1,051	600
Net debt position	(10,584)	18	(16,202)	239	(26,529)	(5,399)	70	(17,902)	229	(23,002)
The exposure to dollars largely relates to our net investment hedge activities; exposure to euros largely relates to hedges for our future non-sterling capital expenditure.
The currency exposure on other financial instruments is as follows:

	2019					2018
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Trade and other receivables	398	—	1,635	—	2,033	253	—	1,528	—	1,781
Trade and other payables	(1,221)	—	(2,085)	—	(3,306)	(1,124)	—	(1,793)	—	(2,917)
Other non-current liabilities	(93)	—	(247)	—	(340)	(144)	—	(254)	—	(398)
The carrying amounts of other financial instruments are denominated in the above currencies, which in most instances are the functional currency of the respective subsidiaries. Our exposure to dollars is due to activities in our US subsidiaries. We do not have any other significant exposure to currency risk on these balances.
Hedge accounting for currency risk
Where available, derivatives transacted for hedging are designated for hedge accounting. Economic offset is qualitatively determined because the critical terms (currency and volume) of the hedging instrument match the hedged exposure. If a forecast transaction was no longer expected to occur, the cumulative gain or loss previously reported in equity would be transferred to the income statement. This has not occurred in the current or comparative years.
Cash flow hedging of currency risk of capital expenditure and revenues is designated as hedging the exposure to movements in the spot translation rates only; the timing of forecasted transactions is not designated as a hedged risk. Gains and losses on hedging instruments arising from forward points and foreign currency basis spreads are excluded from designation and are recognised immediately in profit or loss, along with any hedge ineffectiveness. On recognition of the hedged purchase or sale in the financial statements, the associated hedge gains and losses, deferred in the cash flow hedge reserve in other equity reserves, are transferred out of reserves and included with the recognition of the underlying transaction. Where a non-financial asset or a non-financial liability results from a forecast transaction or firm commitment being hedged, the amounts deferred in reserves are included directly in the initial measurement of that asset or liability.
Net investment hedging is also designated as hedging the exposure to movements in spot translation rates only: spot-related gains and losses on hedging instruments are presented in the cumulative translation reserve within other equity reserves to offset gains or losses on translation of the hedged balance sheet exposure. Any ineffectiveness is recognised immediately in the income statement. Gains and losses arising from forward points and foreign currency basis spreads are excluded from designation and are treated as a cost of hedging, deferred initially in other equity reserves and released into profit or loss over the life of the hedging relationship. Amounts deferred in the cumulative translation reserve with respect to net investment hedges are subsequently recognised in the income statement in the event of disposal of the overseas operations concerned. Any remaining amounts deferred in the cost of hedging reserve are also released to the income statement.
Hedges of foreign currency funding are designated as cash flow hedges or fair value hedges of forward exchange risk (hedging both currency and interest rate risk together, where applicable). Hedge accounting for funding is described further in the interest rate risk section below.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

32. Financial risk management continued
(d) Interest rate risk
National Grid’s interest rate risk arises from our long-term borrowings. Our interest rate risk management policy is to seek to minimise total financing costs (being interest costs and changes in the market value of debt). Hedging instruments principally consist of interest rate and cross-currency swaps that are used to translate foreign currency debt into functional currency and to adjust the proportion of fixed-rate and floating-rate in the borrowings portfolio to within a range set by the Finance Committee of the Board. The benchmark interest rates hedged are currently based on Libor.
We also consider inflation risk and hold some inflation-linked borrowings. We believe that these provide a partial economic offset to the inflation risk associated with our UK inflation linked revenues.
The table in note 21 sets out the carrying amount, by contractual maturity, of borrowings that are exposed to interest rate risk before taking into account interest rate swaps.
During 2019 and 2018, net debt was managed using derivative financial instruments to hedge interest rate risk as follows:

	2019					2018
	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m
Cash and cash equivalents	59	104	—	89	252	—	302	—	27	329
Financial investments	6	1,944	—	31	1,981	31	2,625	—	38	2,694
Borrowings	(19,043)	(3,045)	(6,642)	—	(28,730)	(16,144)	(3,191)	(7,290)	—	(26,625)
Pre-derivative position	(18,978)	(997)	(6,642)	120	(26,497)	(16,113)	(264)	(7,290)	65	(23,602)
Derivative effect	1,740	(1,559)	(213)	—	(32)	1,735	(1,237)	102	—	600
Net debt position	(17,238)	(2,556)	(6,855)	120	(26,529)	(14,378)	(1,501)	(7,188)	65	(23,002)

1.	Represents financial instruments which are not directly affected by interest rate risk, such as investments in equity or other similar financial instruments.
Hedge accounting for interest rate risk
Borrowings paying variable or floating-rates expose National Grid to cash flow interest rate risk, partially offset by cash held at variable rates. Where a hedging instrument results in paying a fixed-rate, it is designated as a cash flow hedge because it has reduced the cash flow volatility of the hedged borrowing. Changes in the fair value of the derivative are initially recognised in other comprehensive income as gains or losses in the cash flow hedge reserve, with any ineffective portion recognised immediately in the income statement.
Borrowings paying fixed-rates expose National Grid to fair value interest rate risk. Where the hedging instrument pays a floating-rate, it is designated as a fair value hedge because it has reduced the fair value volatility of the borrowing. Changes in the fair value of the derivative and changes in the fair value of the hedged item in relation to the risk being hedged are both adjusted on the balance sheet and offset in the income statement to the extent the fair value hedge is effective, with the residual difference remaining as ineffectiveness.
Both types of hedges are designated as hedging the currency and interest rate risk arising from changes in forward points. Amounts accumulated in the cash flow hedge reserve (cash flow hedges only) and the deferred cost of hedging reserve (both cash flow and fair value hedges) are reclassified from reserves to the income statement on a systematic basis as hedged interest expense is recognised. Adjustments made to the carrying value of hedged items in fair value hedges are similarly released to the income statement to match the timing of the hedged interest expense.
When hedge accounting is discontinued, any remaining cumulative hedge accounting balances continue to be released to the income statement to match the impact of outstanding hedged items. Any remaining amounts deferred in the cost of hedging reserve are released immediately to the income statement.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

32. Financial risk management continued
(e) Hedge accounting
In accordance with the requirements of IFRS 9, certain additional information about hedge accounting is disaggregated by risk type and hedge designation type in the tables below:

	Fair value hedges of foreign currency and interest rate risk	Cash flow hedges of foreign currency and interest rate risk	Cash flow hedges of foreign currency risk	Net investment hedges
	£m	£m	£m	£m
Consolidated statement of comprehensive income
Net losses in respect of:
Cash flow hedges	—	(40)	(12)	—
Cost of hedging	(6)	(12)	—	(90)

Transferred to profit or loss in respect of:
Cash flow hedges	—	(1)	—	—
Cost of hedging	3	—	—	39

Consolidated statement of changes in equity
Other equity reserves – cost of hedging balances	(4)	—	—	32

Consolidated statement of financial position
Derivatives – carrying value of hedging instruments[1]
Assets – current	17	—	9	—
Assets – non-current	168	78	23	—
Liabilities – current	(9)	(28)	(3)	(43)
Liabilities – non-current	(25)	(134)	(4)	(249)

Profiles of the significant timing, price and rate information of hedging instruments
Maturity range	Nov 2019 – May 2038	Aug 2019 – Feb 2039	Apr 2019 – Dec 2023	Mar 2020 – Jun 2025
Spot foreign exchange range:
GBP:USD	1.64 – 1.65	1.52 – 1.66	1.29 – 1.41	1.49
GBP:EUR	1.19 – 1.24	1.14 – 1.24	1.07 – 1.32	1.15
EUR:USD	1.13 – 1.16	1.13 – 1.14	n/a	n/a
Interest rate range:
GBP	Libor +30bps/+561bps	1.795% – 5.850%	n/a	n/a
USD	Libor -44bps/+115bps	1.103% – 3.864%	n/a	n/a

1.
The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the derivative amounts in the table above are grossed up by hedge type, whereas they are presented net at an instrument level in the statement of financial position.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

32. Financial risk management continued
(e) Hedge accounting continued
The following tables show the effects of hedge accounting on financial position and year-to-date performance for each type of hedge:
(i) Fair value hedges of foreign currency and interest rate risk on recognised borrowings as at 31 March 2019:

Hedge type		Balance of fair value hedge adjustments in borrowings		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings[1]	(1,707)	11	(117)	11	(6)	5

1.	The carrying value of the hedged borrowings is £1,810 million, of which £202 million is current and £1,608 million is non-current.
(ii) Cash flow hedges of foreign currency and interest rate risk as at 31 March 2019:

Hedge type		Balance in cash flow hedge reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings	(3,804)	(17)	51	39	(39)	—
Foreign currency risk on forecasted cash flows	(697)	47	—	12	(12)	—
(iii) Net investment hedges of foreign currency risk as at 31 March 2019:

Hedge type		Balance in translation reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
	£m	£m	£m	£m	£m	£m
Currency risk on foreign operations	(2,974)	(329)	(2,502)	550	(550)	—
(f) Commodity price risk
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
Energy purchase contracts for the forward purchase of electricity or gas that are used to satisfy physical delivery requirements to customers, or for energy that the Group uses itself, meet the expected purchase or usage requirements of IAS 39 and IFRS 9. They are, therefore, not recognised in the financial statements until they are realised. Disclosure of commitments under such contracts is made in note 30.
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
Under IFRS, where these supply contracts are not accounted for as finance leases, they are considered to comprise two components, being a forward purchase of power at spot prices, and a forward purchase of environmental certificates at a variable price (being the contract price less the spot power price). With respect to our current contracts, neither of these components meets the requirement to be accounted for as a derivative. The environmental certificates are currently required for compliance purposes, and at present there are no liquid markets for these attributes. Accordingly, this component meets the expected purchase or usage exemption of IFRS 9/IAS 39. We expect to enter into an increasing number of these contracts, in order to meet our compliance requirements in the short to medium term. It is possible that in future, if and when liquid markets develop, and to the extent that we are in receipt of environmental certificates in excess of our required levels, this exemption may cease to apply and we may be required to account for forward purchase commitments for environmental certificates as derivatives at fair value through profit and loss.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

32. Financial risk management continued
(g) Fair value analysis
Included in the statement of financial position are financial instruments which are measured at fair value. These fair values can be categorised into hierarchy levels that are representative of the inputs used in measuring the fair value. The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used.

	2019				2018
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Available-for-sale investments[1]	—	—	—	—	2,406	310	5	2,721
Investments held at FVTPL[1]	1,311	—	62	1,373	—	—	—	—
Investments held at FVOCI[1]	93	343	—	436	—	—	—	—
Investments in associates[2]	—	—	90	90	—	—	79	79
Financing derivatives	—	1,050	2	1,052	—	1,544	1	1,545
Commodity contract derivatives	—	33	68	101	—	8	61	69
Further Acquisition Agreement derivative[3]	—	—	—	—	—	—	110	110
	1,404	1,426	222	3,052	2,406	1,862	256	4,524
Liabilities
Financing derivatives	—	(868)	(216)	(1,084)	—	(725)	(220)	(945)
Commodity contract derivatives	—	(32)	(67)	(99)	—	(54)	(62)	(116)
Liabilities held at fair value[4]	(667)	—	—	(667)	—	—	—	—
	(667)	(900)	(283)	(1,850)	—	(779)	(282)	(1,061)
	737	526	(61)	1,202	2,406	1,083	(26)	3,463

1.	The available-for-sale investments have been reclassified, with the adoption of IFRS 9 (see notes 15 and 37).

2.	Our Level 3 investments include investments relating to Sunrun Neptune 2016 LLC accounted for at fair value.

3.
The Group is party to the Further Acquisition Agreement (FAA) and Remaining Acquisition Agreement (RAA) which contain put and call options over the equity and loan balances it holds in Cadent (through its investment in Quadgas). These are classified within the disposal group as at 31 March 2019 (see note 10).

4.	On adoption of IFRS 9 the Group elected to change the measurement basis to fair value through profit and loss (see notes 21 and 37).

Level 1:	Financial instruments with quoted prices for identical instruments in active markets.

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
Our Level 1 financial investments and liabilities held at fair value are valued using quoted prices from liquid markets.
Our Level 2 financial investments held at fair value are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data.
Our Level 2 derivative financial instruments include cross-currency, interest rate and foreign exchange derivatives. We value these derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates; therefore we classify our vanilla trades as Level 2 under the IFRS 13 framework.
Our Level 2 commodity derivatives include over-the-counter gas and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE) where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps; therefore we classify our vanilla trades as Level 2 under the IFRS 13 framework.
Our Level 3 derivative financial instruments include cross-currency swaps, inflation linked swaps and equity options, where the market is illiquid. In valuing these instruments we use in-house valuation models and obtain external valuations to support each reported fair value.
Our Level 3 commodity contract derivatives primarily consist of our forward purchases of electricity and gas where pricing inputs are unobservable, as well as other complex transactions. Complex transactions can introduce the need for internally developed models based on reasonable assumptions. Industry-standard valuation techniques such as the Black-Scholes pricing model and Monte Carlo simulation are used for valuing such instruments. Level 3 is also applied in cases when optionality is present or where an extrapolated forward curve is considered unobservable. We consider forward curves to be unobservable if observed market transactions differ from the curve by more than 5%.
Our Level 3 investments include investments in associates relating to Sunrun Neptune Investor 2016 LLC, accounted for at fair value (see note 16), and further equity investments accounted for at fair value through profit and loss. These equity holdings are part of our corporate venture capital portfolio held by National Grid Partners and comprise a series of small minority interest unquoted investments where prices or valuation inputs are unobservable. These investments are new this year and as such the valuation is based on the latest transaction price, being the price we paid for the investments.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

32. Financial risk management continued
(g) Fair value analysis continued
The changes in value of our Level 3 financial instruments are as follows:

	Financing derivatives		Commodity contract derivatives		Other[3,4]		Total
	2019	2018	2019	2018	2019	2018	2019	2018
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April	(219)	(465)	(1)	(16)	194	46	(26)	(435)
Net gains/(losses) for the year[1,2]	4	15	(16)	8	15	110	3	133
Purchases	—	—	44	27	57	41	101	68
Settlements	1	231	(26)	(20)	(4)	(3)	(29)	208
Reclassification to held for sale[3]	—	—	—	—	(110)	—	(110)	—
At 31 March	(214)	(219)	1	(1)	152	194	(61)	(26)

1.
Gain of £4 million (2018: £15 million gain) is attributable to derivative financial instruments held at the end of the reporting period and has been recognised in finance costs in the income statement.

2.	Loss of £21 million (2018: £35 million gain) is attributable to commodity contract derivative financial instruments held at the end of the reporting period.

3.
The Group is party to the Further Acquisition Agreement (FAA) and Remaining Acquisition Agreement (RAA) which contain put and call options over 14% and 25% respectively, of the equity and loan balances it holds in Cadent (through its investment in Quadgas). These were classified to held for sale as at 31 March 2019 (see note 10). The fair value was £110 million as at 31 March 2018.

4.	Other comprises our investments in Sunrun Neptune 2016 LLC and the investments made by the National Grid Partners accounted for at fair value through profit and loss.
The impacts on a post-tax basis of reasonably possible changes in significant Level 3 assumptions are as follows:

	Financing derivatives		Commodity contract derivatives		Other[3]
	2019	2018	2019	2018	2019	2018
	£m	£m	£m	£m	£m	£m
10% increase in commodity prices[1]	—	—	(1)	(1)	—	—
10% decrease in commodity prices[1]	—	—	2	3	—	—
+10% market area price change	—	—	(10)	(6)	—	—
-10% market area price change	—	—	10	5	—	—
+20 basis points change in Limited Price Inflation (LPI) market curve[2]	(88)	(84)	—	—	—	—
-20 basis points change in LPI market curve[2]	83	82	—	—	—	—
+50 basis points change in discount rate	—	—	—	—	(3)	(5)
-50 basis points change in discount rate	—	—	—	—	3	6

1.	Level 3 commodity price sensitivity is included within the sensitivity analysis disclosed in note 35.

2.	A reasonably possible change in assumption of other Level 3 derivative financial instruments is unlikely to result in a material change in fair values.

3.	The investments acquired in the period were on market terms, and sensitivity is considered insignificant at 31 March 2019.
The impacts disclosed above were considered on a contract-by-contract basis with the most significant unobservable inputs identified.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

32. Financial risk management continued
(h) Capital risk management
The capital structure of the Group consists of shareholders’ equity, as disclosed in the consolidated statement of changes in equity, and net debt (note 29). National Grid’s objectives when managing capital are: to safeguard our ability to continue as a going concern; to remain within regulatory constraints of our regulated operating companies; and to maintain an efficient mix of debt and equity funding thus achieving an optimal capital structure and cost of capital. We regularly review and manage the capital structure as appropriate in order to achieve these objectives.
Maintaining appropriate credit ratings for our operating and holding companies is an important aspect of our capital risk management strategy and balance sheet efficiency. We monitor our balance sheet efficiency using several metrics including retained cash flow/net debt (RCF), regulatory gearing and interest cover. For the year ended 31 March 2019, these metrics for the Group were 9.4% (2018: 9.7%), 66% (2018: 64%) and 4.4 (2018: 4.4), respectively – see pages 26 and 229. We believe these are consistent with the current credit ratings for National Grid plc in respect of the main companies of the Group, based on guidance from the rating agencies.
We monitor the RAV gearing within NGET and the regulated transmission businesses within NGG. This is calculated as net debt expressed as a percentage of RAV, and indicates the level of debt employed to fund our UK regulated businesses. It is compared with the level of RAV gearing indicated by Ofgem as being appropriate for these businesses, at around 60% to 62.5%. We also monitor net debt as a percentage of rate base for our US operating companies, comparing this with the allowed rate base gearing inherent within each of our agreed rate plans, typically around 50%.
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

•
the securities of National Grid plc must maintain an investment grade credit rating, and if that rating is the lowest investment grade bond rating it cannot have a negative watch/review for downgrade notice by a credit rating agency;

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
As most of our business is regulated, at 31 March 2019 the majority of our net assets are subject to some of the restrictions noted above. These restrictions are not considered to be significantly onerous, nor do we currently expect they will prevent the planned payment of dividends in future in line with our dividend policy.
All the above requirements are monitored on a regular basis in order to ensure compliance. The Group has complied with all externally imposed capital requirements to which it is subject.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

33. Borrowing facilities

To support our liquidity requirements and provide backup to commercial paper and other borrowings, we agree loan facilities with financial institutions over and above the value of borrowings that may be required. These committed credit facilities have never been drawn, and our undrawn amounts are listed below.

At 31 March 2019, we had bilateral committed credit facilities of £5,463 million (2018: £5,438 million). In addition, we had committed credit facilities from syndicates of banks of £264 million at 31 March 2019 (2018: £245 million). All committed credit facilities were undrawn in 2019 and 2018. An analysis of the maturity of these undrawn committed facilities is shown below:

	2019	2018
	£m	£m
Undrawn committed borrowing facilities expiring:
Less than 1 year	—	—
In 1 to 2 years	—	3,910
In 2 to 3 years	2,190	—
In 3 to 4 years	1,668	—
In 4 to 5 years	1,869	1,773
More than 5 years	—	—
	5,727	5,683
Of the unused facilities at 31 March 2019, £5,463 million (2018: £5,438 million) is available for liquidity purposes, while £264 million (2018: £245 million) is available as backup to specific US borrowings. Of the £1,869 million of undrawn committed borrowings facilities due to expire within four to five years, £270 million was renegotiated before 31 March 2019, with the expiry extended by a further year, with effect from 1 June 2019.
In addition to the above, the Group has Export Credit Agreements (ECAs) totalling £859 million (2018: £797 million), of which £510 million (2018: £704 million) is undrawn. The Group has also negotiated a new facility of £550 million, with effect from 1 April 2019, for the separately regulated business of National Grid Electricity System Operator Limited. This facility is not available as Group general liquidity support.

National Grid Annual Report and Accounts 2018/19 Financial Statements
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

Subsidiary undertakings
A list of the Group’s subsidiaries as at 31 March 2019 is given below. The entire share capital of subsidiaries is held within the Group except where the Group’s ownership percentages are shown. These percentages give the Group’s ultimate interest and therefore allow for the situation where subsidiaries are owned by partly owned intermediate subsidiaries. Where subsidiaries have different classes of shares, this is largely for historical reasons, and the effective percentage holdings given represent both the Group’s voting rights and equity holding. Shares in National Grid (US) Holdings Limited, National Grid Holdings One plc and NGG Finance plc are held directly by National Grid plc. All other holdings in subsidiaries are owned by other subsidiaries within the Group. All subsidiaries are consolidated in the Group’s financial statements.
Principal Group companies are identified in bold. These companies are incorporated and principally operate in the countries under which they are shown.
Incorporated in England and Wales
Registered office: 1 – 3 Strand, London WC2N 5EH, UK (unless stated otherwise in footnotes).

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
National Grid Holdings Limited
National Grid Holdings One plc
National Grid IFA 2 Limited
National Grid Interconnector Holdings Limited
National Grid Interconnectors Limited
National Grid International Limited
National Grid Metering Limited
National Grid North Sea Link Limited
National Grid Offshore Limited
National Grid Partners Limited (previously National Grid Thirty Four Limited)

National Grid Property Holdings Limited
National Grid Seventeen Limited
National Grid Smart Limited
National Grid Ten
National Grid Thirty Five Limited
National Grid Thirty Six Limited
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

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

34. Subsidiary undertakings, joint ventures and associates continued

Incorporated in the US
Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, New Castle County, USA (unless stated otherwise in footnotes).

Boston Gas Company1
British Transco Capital Inc.
British Transco Finance, Inc.
Broken Bridge Corp.2
Colonial Gas Company1
EUA Energy Investment Corporation1
Granite State Power Link LLC
GridAmerica Holdings Inc.
Grid NY LLC3
KeySpan CI Midstream Limited
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
National Grid Green Homes Inc.
National Grid IGTS Corp.3
National Grid Insurance USA Ltd3
National Grid Islander East Pipeline LLC
National Grid LNG GP LLC
National Grid LNG LLC
National Grid LNG LP LLC
National Grid Millennium LLC
National Grid NE Holdings 2 LLC1
National Grid North America Inc.
National Grid North East Ventures Inc.
National Grid Partners Inc. (previously National Grid Technologies Inc.)3
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
NGV Emerald Acquisition Co. LLC5
NGV Emerald Holdings LLC5
Niagara Mohawk Energy, Inc.
Niagara Mohawk Holdings, Inc.3
Niagara Mohawk Power Corporation3
NM Properties, Inc.3
Northeast Renewable Link LLC
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
Registered office: Westblaak 89, 3012 KG Rotterdam, PO Box 21153,
3001 AD, Rotterdam, Netherlands
British Transco International Finance B.V.
Registered office: Prins Bernhardplein 200, 1097 JB, Amsterdam, Netherlands
National Grid Holdings B.V.

Incorporated in the Republic of Ireland
Registered office: c/o Moore Stephens Nathans, Third Floor, Ulysses House, 23/24 Foley Street, Dublin 1, D01 W2T2, Ireland
National Grid Company (Ireland) Designated Activity Company (previously National Grid Insurance Company (Ireland) Designated Activity Company)*

1.	Registered office: Corporation Service Company, 84 State Street, Boston MA 02109, Suffolk County, USA.

2.	Registered office: Corporation Service Company, 10 Ferry Street, Suite 313, Concord NH 03301, Merrimack County, USA.

3.	Registered office: Corporation Service Company, 80 State Street, Albany NY 12207-2543, Albany County, USA.

4.	Registered office: Corporation Service Company, 222 Jefferson Boulevard, Suite 200, Warwick RI 02888, Kent County, USA.

5.	Registered office: 404 Wyman Street, Waltham MA 02451 USA.

*	In liquidation.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

34. Subsidiary undertakings, joint ventures and associates continued
Joint ventures
A list of the Group’s joint ventures as at 31 March 2019 is given below. All joint ventures are included in the Group’s financial statements using the equity method of accounting. Principal joint ventures are identified in bold.
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
Goldendale Energy Storage LLC (50%)
Island Park Energy Center, LLC (50%)
Islander East Pipeline Company, LLC (50%)3
LI Energy Storage System, LLC (50%)
LI Solar Generation, LLC (50%)
Swan Lake North Holdings LLC (50%)

Incorporated in France
Registered office: 1 Terrasse Bellini, Tour Initiale, TSA 41000 – 9291, Paris La Defense, CEDEX, France
IFA2 SAS (50%)

Associates
A list of the Group’s associates as at 31 March 2019 is given below. Unless otherwise stated, all associates are included in the Group’s financial statements using the equity method of accounting. Principal associates are identified in bold.
Incorporated in England and Wales
Registered office: Ashbrook Court, Prologis Park, Central Boulevard, Coventry CV7 8PE, UK
Quadgas HoldCo Limited (39%)#

Incorporated in the US
Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, New Castle County, USA (unless stated otherwise in footnotes).
Algonquin Gas Transmission, LLC (20%)3
Clean Line Energy Partners LLC (32%)3
Connecticut Yankee Atomic Power Company (19.5%)4
Direct Global Power, Inc. (26%)5
Energy Impact Fund LP (9.42%)6
KHB Venture LLC (33%)7
Maine Yankee Atomic Power Company (24%)8
Millennium Pipeline Company, LLC (26.25%)3
New York Transco LLC (28.3%)9
Nysearch RMLD, LLC (22.63%)
Sunrun Neptune Investor 2016 LLC3***
Yankee Atomic Electric Company (34.5%)10

Incorporated in Belgium
Registered office: Avenue de Cortenbergh 71, 1000 Brussels, Belgium
Coreso SA (15.84%)

Other investments
A list of the Group’s other investments as at 31 March 2019 is given below.
Incorporated in England and Wales
Registered office: 1 More London Place, London SE1 2AF, UK
Energis plc (33.06%)‡

1.	Registered office: Friars House, Manor House Drive, Coventry CV1 2TE, UK.

2.	Registered office: Berkeley House, 19 Portsmouth Road, Cobham, Surrey KT11 1JG, UK.

3.	Registered office: Corporation Trust Company, 1209 Orange, Wilmington DE 19808, New Castle County, USA.

4.	Registered office: Carla Pizzella, 362 Injun Hollow Road, East Hampton CT 06424, USA.

5.	Registered office: 507 Plum Street, PO Box 5001, Syracuse NY 13250, USA.

6.	Registered office: Harvard Business Services, Inc., 16192 Coastal Highway, Lewes DE 19958, Sussex County, USA.

7.	Registered office: De Maximus Inc., 135 Beaver Street, 4th Floor, Waltham MA 02452, USA.

8.	Registered office: Joseph D Fay, 321 Old Ferry Road, Wiscasset ME 04578, USA.

9.	Registered office: Corporation Service Company, 80 State Street, Albany NY 12207, USA.

10.	Registered office: Brian Smith, 49 Yankee Road, Rowe MA 01367, USA.

*	National Grid Interconnector Holdings Limited owns 284,500,000 €0.20 C Ordinary shares and one £1.00 Ordinary A share.

**	National Grid Gas plc owns all £1.00 A Ordinary shares.

***	National Grid Green Homes Inc. owns 1,000 Class A Membership Interests.

†	National Grid Electricity Transmission plc owns 50 £1.00 A Ordinary shares.

‡	In administration.

#	Quadgas HoldCo Limited is included in the financial statements from 30 June 2018 as an asset held for sale.

Our interests and activities are held or operated through the subsidiaries, joint arrangements or associates as disclosed above. These interests and activities
(and their branches) are established in – and subject to the laws and regulations of – these jurisdictions.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

35. Sensitivities

In order to give a clearer picture of the impact on our results or financial position of potential changes in significant estimates and assumptions, the following sensitivities are presented. These sensitivities are based on assumptions and conditions prevailing at the year-end and should be used with caution. The effects provided are not necessarily indicative of the actual effects that would be experienced because our actual exposures are constantly changing.

The sensitivities in the tables below show the potential impact in the income statement (and consequential impact on net assets) for a reasonably possible range of different variables each of which have been considered in isolation (i.e. with all other variables remaining constant). There are a number of these sensitivities which are mutually exclusive, and therefore if one were to happen, another would not, meaning a total showing how sensitive our results are to these external factors is not meaningful.
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

	2019		2018
	Income statement £m	Net assets £m	Income statement £m	Net assets £m
Pensions and other post-retirement benefits (pre-tax):[1]
UK discount rate change of 0.5%[2]	6	1,064	8	1,075
US discount rate change of 0.5%[2]	16	688	15	623
UK RPI rate change of 0.5%[3]	4	908	5	965
UK long-term rate of increase in salaries change of 0.5%[4]	1	56	—	61
US long-term rate of increase in salaries change of 0.5%[4]	2	46	3	44
UK change of one year to life expectancy at age 65	1	610	2	588
US change of one year to life expectancy at age 65	4	406	4	359
Assumed US healthcare cost trend rates change of 1%	32	503	31	448

Environmental provision:
10% change in estimated future cash flows	165	165	154	154

1.	The changes shown are a change in the annual pension or other post-retirement benefit service charge and change in the defined benefit obligations.

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
Pensions and other post-retirement benefits assumptions
Sensitivities have been prepared to show how the defined benefit obligations and annual service costs could potentially be impacted by changes in the relevant actuarial assumption that were reasonably possible as at 31 March 2019. In preparing sensitivities the potential impact has been calculated by applying the change to each assumption in isolation and assuming all other assumptions remain unchanged. This is with the exception of RPI in the UK where the corresponding change to increases to pensions in payment, increases to pensions in deferment and increases in salary is recognised.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

35. Sensitivities continued
(b) Sensitivities on financial instruments
We are further required to show additional sensitivity analysis under IFRS 7 and these are shown separately in the subsequent table due to the additional assumptions that are made in order to produce meaningful sensitivity disclosures.
The Group adopted IFRS 9 with effect from 1 April 2018. The comparatives are not required to be restated and are accounted for in accordance with IAS 39. For further information on the impact of adopting IFRS 9 in respect to financial instruments, please see notes 15, 17, 21 and 32.
Our net debt as presented in note 29 is sensitive to changes in market variables, primarily being UK and US interest rates, the UK RPI and the dollar to sterling exchange rate. These impact the valuation of our borrowings, deposits and derivative financial instruments. The analysis illustrates the sensitivity of our financial instruments to reasonably possible changes in these market variables.
The following main assumptions were made in calculating the sensitivity analysis for continuing operations:

•
the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio, and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2019 and 2018 respectively;

•
the statement of financial position sensitivity to interest rates relates to items presented at their fair values: derivative financial instruments; our investments measured at fair value through profit and loss (FVTPL) and fair value through other comprehensive income; and our liability measured at FVTPL. Further debt and other deposits are carried at amortised cost and so their carrying value does not change as interest rates move;

•	the sensitivity of interest to movements in interest rates is calculated on net floating rate exposures on debt, deposits and derivative instruments;

•	changes in the carrying value of derivatives from movements in interest rates of designated cash flow hedges are assumed to be recorded fully within equity; and

•
changes in the carrying value of derivative financial instruments designated as net investment hedges from movements in interest rates are presented in equity as costs of hedging, with a one-year release to the income statement. The impact of movements in the dollar to sterling exchange rate are recorded directly in equity.

	2019		2018
	Income statement £m	Other equity reserves £m	Income statement £m	Other equity reserves £m
Financial risk (post-tax):
UK RPI change of 0.5%[1]	27	—	30	—
UK interest rates change of 0.5%	16	13	43	26
US interest rates change of 0.5%	11	44	39	17
US dollar exchange rate change of 10%[2]	53	246	48	479

1.	Excludes sensitivities to LPI curve. Further details on sensitivities are provided in note 32(g).

2.
The other equity reserves impact does not reflect the exchange translation in our US subsidiaries’ net assets. It is estimated this would change by £1,119 million (2018: £1,040 million) in the opposite direction if the dollar exchange rate changed by 10%.

Our commodity contract derivatives are sensitive to price risk. Additional sensitivities in respect to commodity price risk and to our derivative fair values are as follows:

	2019		2018
	Income statement £m	Net assets £m	Income statement £m	Net assets £m
Commodity price risk (post-tax):
10% increase in commodity prices	26	26	23	23
10% decrease in commodity prices	(27)	(27)	(23)	(23)

Assets and liabilities carried at fair value (pre-tax):[1]
10% fair value change in derivative financial instruments[2]	(3)	(3)	60	60
10% fair value change in commodity contract derivative liabilities	—	—	(5)	(5)

1.	Excludes sensitivities to the Further Acquisition Agreement derivative. These were classified to held for sale as at 31 March 2019 (see note 10).

2.	The effect of a 10% change in fair value assumes no hedge accounting.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

36. Additional disclosures in respect of guaranteed securities

We have preferred shares that are listed on a US national securities exchange and are guaranteed by other companies in the Group. These guarantors commit to honour any liabilities should the company issuing the debt have any financial difficulties. In order to provide debt holders with information on the financial stability of the companies providing the guarantees, we are required to disclose individual financial information for these companies. We have chosen to include this information in the Group financial statements rather than submitting separate stand-alone financial statements.

The following condensed consolidating financial information, comprising statements of comprehensive income, statements of financial position and cash flow statements, is given in respect of Niagara Mohawk Power Corporation as a result of National Grid plc’s guarantee, dated 29 October 2007, of Niagara Mohawk’s 3.6% and 3.9% issued preferred shares, which amount to £29 million. National Grid plc’s guarantee of Niagara Mohawk Power Corporation’s preferred shares is full and unconditional pursuant to Rule 3-10(i)(8) (i) and (ii) of Regulation S-X. These guarantors commit to honour any liabilities should the company issuing the debt have any financial difficulties.
On 1 June 2018, the Group repaid the 6.625% Guaranteed Notes due 2018 that were issued in June 1998 by British Transco Finance Inc., then known as British Gas Finance Inc. (issuer of notes).
The following financial information for National Grid plc and Niagara Mohawk Power Corporation on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information, and is provided pursuant to various rules including Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities.
This financial information should be read in conjunction with the other disclosures in these financial statements.
Summary statements of comprehensive income are presented, on a consolidated basis, for the three years ended 31 March 2019. Summary statements of comprehensive income of National Grid plc are presented under IFRS measurement principles, as modified by the inclusion of the results of subsidiary undertakings on the basis of equity accounting principles.
The summary statements of financial position of National Grid plc include the investments in subsidiaries recorded on the basis of equity accounting principles for the purposes of presenting condensed consolidating financial information under IFRS. The summary statements of financial position present these investments within non-current financial and other investments.
The consolidation adjustments column includes the necessary amounts to eliminate the intercompany balances and transactions between National Grid plc, Niagara Mohawk Power Corporation and other subsidiaries.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

36. Additional disclosures in respect of guaranteed securities continued
Summary statements of comprehensive income for the year ended 31 March 2019 – IFRS

	Parent guarantor	Issuer of notes
	National Grid plc £m	Niagara Mohawk Power Corporation £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m

Continuing operations
Revenue	—	2,483	12,450	—	14,933
Operating costs:
Depreciation, amortisation and impairment	—	(216)	(1,519)	—	(1,735)
Payroll costs	—	(360)	(1,492)	—	(1,852)
Purchases of electricity	—	(559)	(895)	—	(1,454)
Purchases of gas	—	(189)	(1,453)	—	(1,642)
Rates and property taxes	—	(200)	(908)	—	(1,108)
Balancing Services Incentive Scheme	—	—	(1,196)	—	(1,196)
Other operating costs	—	(569)	(2,507)	—	(3,076)
	—	(2,093)	(9,970)	—	(12,063)
Total operating profit	—	390	2,480	—	2,870
Net finance costs	(252)	(124)	(693)	—	(1,069)
Interest in equity accounted affiliates	1,712	—	40	(1,712)	40
Profit before tax	1,460	266	1,827	(1,712)	1,841
Tax	50	(56)	(333)	—	(339)
Profit after tax from discontinued operations	—	—	12	—	12
Profit for the year	1,510	210	1,506	(1,712)	1,514
Amounts recognised in other comprehensive income from continuing operations[1]	303	4	(45)	41	303
Amounts recognised in other comprehensive income from discontinued operations[1]	36	—	36	(36)	36
Total comprehensive income for the year	1,849	214	1,497	(1,707)	1,853
Attributable to:
Equity shareholders	1,849	214	1,493	(1,707)	1,849
Non-controlling interests	—	—	4	—	4
	1,849	214	1,497	(1,707)	1,853

1.	Includes other comprehensive income relating to interest in equity accounted affiliates.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

36. Additional disclosures in respect of guaranteed securities continued
Summary statements of comprehensive income for the year ended 31 March 20181 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m

Continuing operations
Revenue	—	2,416	—	1,430	11,495	(91)	15,250
Operating costs:
Depreciation, amortisation and impairment	—	(190)	—	(245)	(1,095)	—	(1,530)
Payroll costs	—	(318)	—	(122)	(1,208)	—	(1,648)
Purchases of electricity	—	(537)	—	—	(748)	—	(1,285)
Purchases of gas	—	(166)	—	—	(1,377)	—	(1,543)
Rates and property taxes	—	(183)	—	(94)	(780)	—	(1,057)
Balancing Services Incentive Scheme	—	—	—	—	(1,012)	—	(1,012)
Payments to other UK network owners	—	—	—	—	(1,043)	—	(1,043)
Other operating costs	—	(397)	—	(331)	(2,002)	91	(2,639)
	—	(1,791)	—	(792)	(9,265)	91	(11,757)
Total operating profit	—	625	—	638	2,230	—	3,493
Net finance income/(costs)	889	(100)	—	(174)	(1,497)	—	(882)
Interest in equity accounted affiliates	2,622	—	—	8	49	(2,630)	49
Profit before tax	3,511	525	—	472	782	(2,630)	2,660
Tax	40	321	—	(103)	631	—	889
Profit after tax from discontinued operations	—	—	—	17	(15)	—	2
Profit for the year	3,551	846	—	386	1,398	(2,630)	3,551
Amounts recognised in other comprehensive income from continuing operations[3]	224	1	—	272	457	(730)	224
Amounts recognised in other comprehensive income from discontinued operations[3]	147	—	—	—	147	(147)	147
Total comprehensive income for the year	3,922	847	—	658	2,002	(3,507)	3,922
Attributable to:
Equity shareholders	3,922	847	—	658	2,002	(3,507)	3,922
Non-controlling interests	—	—	—	—	—	—	—
	3,922	847	—	658	2,002	(3,507)	3,922

1.	Comparatives have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 1C and note 10).

2.	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

3.	Includes other comprehensive income relating to interest in equity accounted affiliates.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

36. Additional disclosures in respect of guaranteed securities continued
Summary statements of comprehensive income for the year ended 31 March 2017 – IFRS

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc re-presented £m	Other subsidiaries re-presented £m	Consolidation adjustments £m	National Grid consolidated £m

Continuing operations
Revenue	—	2,388	—	1,376	11,435	(164)	15,035
Operating costs:
Depreciation, amortisation and impairment	—	(193)	—	(256)	(1,032)	—	(1,481)
Payroll costs	—	(326)	—	(114)	(1,138)	—	(1,578)
Purchases of electricity	—	(511)	—	—	(586)	—	(1,097)
Purchases of gas	—	(140)	—	(67)	(1,012)	—	(1,219)
Rates and property taxes	—	(188)	—	(101)	(753)	—	(1,042)
Balancing Services Incentive Scheme	—	—	—	—	(1,120)	—	(1,120)
Payments to other UK network owners	—	—	—	—	(1,008)	—	(1,008)
Other operating costs	—	(435)	—	(394)	(2,617)	164	(3,282)
	—	(1,793)	—	(932)	(9,266)	164	(11,827)
Total operating profit	—	595	—	444	2,169	—	3,208
Net finance income/(costs)	8,177	(101)	—	(253)	(8,910)	—	(1,087)
Dividends receivable	—	—	—	—	8,100	(8,100)	—
Interest in equity accounted affiliates	(401)	—	—	—	63	401	63
Profit before tax	7,776	494	—	191	1,422	(7,699)	2,184
Tax	19	(181)	—	16	(228)	—	(374)
Profit after tax from discontinued operations	—	—	—	4,633	1,351	—	5,984
Profit for the year	7,795	313	—	4,840	2,545	(7,699)	7,794
Amounts recognised in other comprehensive income from continuing operations[2]	578	—	—	114	177	(291)	578
Amounts recognised in other comprehensive income from discontinued operations[2]	42	—	—	51	(62)	11	42
Total comprehensive income for the year	8,415	313	—	5,005	2,660	(7,979)	8,414
Attributable to:
Equity shareholders	8,415	313	—	5,005	2,661	(7,979)	8,415
Non-controlling interests	—	—	—	—	(1)	—	(1)
	8,415	313	—	5,005	2,660	(7,979)	8,414

1.	Profit for the year for British Transco Finance Inc. is £nil as interest payable to external bond holders is offset by interest receivable on loans to National Grid Gas plc.

2.	Includes other comprehensive income relating to interest in equity accounted affiliates.

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

36. Additional disclosures in respect of guaranteed securities continued
Statements of financial position as at 31 March 2019 – IFRS

	Parent guarantor	Issuer of notes
	National Grid plc £m	Niagara Mohawk Power Corporation £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Non-current assets
Goodwill	—	745	5,124	—	5,869
Other intangible assets	—	3	1,081	—	1,084
Property, plant and equipment	—	6,985	36,928	—	43,913
Other non-current assets	—	4	260	—	264
Amounts owed by subsidiary undertakings	358	—	2,073	(2,431)	—
Pension assets	—	260	1,307	—	1,567
Financial and other investments	23,573	22	3,434	(25,754)	1,275
Derivative financial assets	—	9	1,036	—	1,045
Total non-current assets	23,931	8,028	51,243	(28,185)	55,017
Current assets
Inventories and current intangible assets	—	41	329	—	370
Trade and other receivables	1	535	2,617	—	3,153
Current tax assets	—	—	260	(134)	126
Amounts owed by subsidiary undertakings	12,514	476	14,101	(27,091)	—
Financial and other investments	895	13	1,073	—	1,981
Derivative financial assets	110	21	80	(103)	108
Cash and cash equivalents	75	12	165	—	252
Assets held for sale	—	—	1,956	—	1,956
Total current assets	13,595	1,098	20,581	(27,328)	7,946
Total assets	37,526	9,126	71,824	(55,513)	62,963
Current liabilities
Borrowings	(1,275)	(634)	(2,563)	—	(4,472)
Derivative financial liabilities	(92)	(15)	(346)	103	(350)
Trade and other payables	(58)	(413)	(3,298)	—	(3,769)
Contract liabilities	—	(4)	(57)	—	(61)
Amounts owed to subsidiary undertakings	(14,104)	—	(12,987)	27,091	—
Current tax liabilities	—	(148)	(147)	134	(161)
Provisions	—	(24)	(292)	—	(316)
Total current liabilities	(15,529)	(1,238)	(19,690)	27,328	(9,129)
Non-current liabilities
Borrowings	(346)	(2,048)	(21,864)	—	(24,258)
Derivative financial liabilities	(228)	(8)	(597)	—	(833)
Other non-current liabilities	—	(301)	(507)	—	(808)
Contract liabilities	—	(181)	(752)	—	(933)
Amounts owed to subsidiary undertakings	(2,074)	—	(357)	2,431	—
Deferred tax liabilities	—	(678)	(3,287)	—	(3,965)
Pensions and other post-retirement benefit obligations	—	(872)	(913)	—	(1,785)
Provisions	—	(271)	(1,612)	—	(1,883)
Total non-current liabilities	(2,648)	(4,359)	(29,889)	2,431	(34,465)
Total liabilities	(18,177)	(5,597)	(49,579)	29,759	(43,594)
Net assets	19,349	3,529	22,245	(25,754)	19,369
Equity
Share capital	458	144	180	(324)	458
Share premium account	1,314	2,394	9,032	(11,426)	1,314
Retained earnings	21,814	991	13,048	(14,039)	21,814
Other equity reserves	(4,237)	—	(35)	35	(4,237)
Shareholders’ equity	19,349	3,529	22,225	(25,754)	19,349

Non-controlling interests	—	—	20	—	20
Total equity	19,349	3,529	22,245	(25,754)	19,369

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

36. Additional disclosures in respect of guaranteed securities continued
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

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

36. Additional disclosures in respect of guaranteed securities continued
Cash flow statements

	Parent guarantor	Issuer of notes		Subsidiary guarantor
	National Grid plc £m	Niagara Mohawk Power Corporation £m	British Transco Finance Inc. £m	National Grid Gas plc £m	Other subsidiaries £m	Consolidation adjustments £m	National Grid consolidated £m
Year ended 31 March 2019
Net cash flow from operating activities – continuing operations	33	572	n/a	n/a	3,784	—	4,389
Net cash flow used in operating activities – discontinued operations	—	—	n/a	n/a	(71)	—	(71)
Net cash flow from/(used in) investing activities – continuing operations	121	(823)	n/a	n/a	(3,570)	1,082	(3,190)
Net cash flow from investing activities – discontinued operations	—	—	n/a	n/a	156	—	156
Net cash flow (used in)/from financing activities – continuing operations	(79)	259	n/a	n/a	(462)	(1,082)	(1,364)
Net cash flow from financing activities – discontinued operations	—	—	n/a	n/a	—	—	—
Net increase/(decrease) in cash and cash equivalents in the year	75	8	n/a	n/a	(163)	—	(80)
Year ended 31 March 2018
Net cash flow from operating activities – continuing operations	35	662	—	888	3,125	—	4,710
Net cash flow used in operating activities – discontinued operations	—	—	—	(98)	(109)	—	(207)
Net cash flow from/(used in) investing activities – continuing operations	4,660	(473)	15	656	(1,930)	(862)	2,066
Net cash flow from investing activities – discontinued operations	—	—	—	—	171	—	171
Net cash flow (used in)/from financing activities – continuing operations	(5,785)	(189)	(15)	(1,041)	(1,148)	862	(7,316)
Net cash flow used in financing activities – discontinued operations	—	—	—	(125)	(106)	—	(231)
Net (decrease)/increase in cash and cash equivalents in the year	(1,090)	—	—	280	3	—	(807)
Year ended 31 March 2017
Net cash flow from operating activities – continuing operations	53	757	—	918	2,592	—	4,320
Net cash flow from operating activities – discontinued operations	—	—	—	450	459	—	909
Net cash flow from/(used in) investing activities – continuing operations	4,181	(469)	15	215	(1,118)	(6,458)	(3,634)
Net cash flow from/(used in) investing activities – discontinued operations	—	—	—	5,618	(6,298)	—	(680)
Net cash flow (used in)/from financing activities – continuing operations	(3,146)	(288)	(15)	(8,322)	3,771	6,458	(1,542)
Net cash flow from financing activities – discontinued operations	—	—	—	1,120	491	—	1,611
Net increase/(decrease) in cash and cash equivalents in the year	1,088	—	—	(1)	(103)	—	984
Cash dividends were received by National Grid plc from subsidiary undertakings amounting to £nil during the year ended 31 March 2019 (2018: £950 million; 2017: £6,006 million).
Maturity analysis of Parent Company borrowings

	2019	2018
	£m	£m
Total borrowings are repayable as follows:
Less than 1 year	1,275	781
In 1 to 2 years	—	438
In 2 to 3 years	346	—
In 3 to 4 years	—	335
In 4 to 5 years	—	—
More than 5 years	—	—
	1,621	1,554

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

37. Transition to IFRS 9 and IFRS 15
The Group has adopted IFRS 9 and IFRS 15 with effect from 1 April 2018. The impact of the transition on the opening consolidated statement of financial position is set out in the following table:

Impact of transition	31 March 2018 As previously reported	Transition adjustments		1 April 2018
		IFRS 9	IFRS 15
	£m	£m	£m	£m
Non-current assets
Goodwill	5,444	—	—	5,444
Other intangible assets	899	—	—	899
Property, plant and equipment	39,853	—	—	39,853
Other non-current assets	115	—	—	115
Pension assets	1,409	—	—	1,409
Financial and other investments	899	—[1]	—	899
Investments in joint ventures and associates	2,168	—	—	2,168
Derivative financial assets	1,319	—	—	1,319
Total non-current assets	52,106	—	—	52,106
Current assets
Inventories and current intangible assets	341	—	—	341
Trade and other receivables	2,798	—[2]	(3)	2,795
Current tax assets	114	—	—	114
Financial and other investments	2,694	—[1]	—	2,694
Derivative financial assets	405	—	—	405
Cash and cash equivalents	329	—	—	329
Total current assets	6,681	—	(3)	6,678
Total assets	58,787	—	(3)	58,784
Current liabilities
Borrowings	(4,447)	—	—	(4,447)
Derivative financial liabilities	(401)	—	—	(401)
Trade and other payables	(3,453)	—	59[7]	(3,394)
Contract liabilities	—	—	(53)[7]	(53)
Current tax liabilities	(123)	—	—	(123)
Provisions	(273)	—	—	(273)
Total current liabilities	(8,697)	—	6	(8,691)
Non-current liabilities
Borrowings	(22,178)	(32)[3]	—	(22,210)
Derivative financial liabilities	(660)	—	—	(660)
Other non-current liabilities	(1,317)	—	567[7]	(750)
Contract liabilities	—	—	(813)[7]	(813)
Deferred tax liabilities	(3,636)	5[4]	74[8]	(3,557)
Pensions and other post-retirement benefit obligations	(1,672)	—	—	(1,672)
Provisions	(1,779)	—	—	(1,779)
Total non-current liabilities	(31,242)	(27)	(172)	(31,441)
Total liabilities	(39,939)	(27)	(166)	(40,132)
Net assets	18,848	(27)	(169)	18,652
Equity
Share capital	452	—	—	452
Share premium account	1,321	—	—	1,321
Retained earnings	21,599	(99)[5]	(169)[9]	21,331
Other equity reserves	(4,540)	72[6]	—	(4,468)
Total shareholders’ equity	18,832	(27)	(169)	18,636
Non-controlling interests	16	—	—	16
Total equity	18,848	(27)	(169)	18,652

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the consolidated financial statements

37. Transition to IFRS 9 and IFRS 15 continued
Both standards were applied using the modified retrospective approach whereby comparative amounts have not been restated on transition, but a cumulative adjustment has been made to retained earnings in the opening consolidated statement of financial position as at 1 April 2018.
IFRS 9: Financial Instruments
IFRS 9 has changed the rules concerning the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Details of the impact of applying IFRS 9 for the year ended 31 March 2019 are set out below.
Adjustments arising as a result of the transition to IFRS 9:

1.
The available-for-sale category for financial assets has been replaced with investments held at fair value through profit and loss (FVTPL) and investments held at fair value through other comprehensive income (FVOCI). Changes to the classification and measurement of financial assets have not altered the carrying value of any financial assets held by the Group. The net impact to retained earnings of the reclassification on transition was an £8 million gain.

As described in note 15, all recognised financial assets that are within the scope of IFRS 9 are initially recorded at fair value and subsequently measured at amortised cost or fair value based on the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Therefore on 1 April 2018, the Group reclassified its investments as follows:

•
Money market funds and fund investments held by captive insurance companies have been classified as financial assets at FVTPL because their contractual cash flows are not solely payments of principal and interest;

•
Investments in debt securities that have contractual payments that are solely payments of principal and interest, and which are held as part of the liquidity portfolio or to back employee benefit liabilities, have been classified as financial assets at FVOCI because they are held in a business model whose objective is to collect the contractual cash flows and to sell the debt instruments;

•
The Group has elected to hold investments in equity securities, which are held to back employee benefit liabilities, as financial assets at FVOCI as the Group does not believe that changes in their fair value is reflective of the financial performance of the Group; and

•
Loans to joint ventures and associates, cash at bank, and short-term deposits are classified at amortised cost as they have contractual cash flows which are solely payments of principal and interest and the Group holds them to collect contractual cash flows.

Aside from derivative financial instruments, which remain classified as FVTPL, the Group did not previously have any financial assets or liabilities classified at FVTPL.
The table below illustrates those financial assets and liabilities that have been reclassified at 1 April 2018:

Financial asset/liability	Note	Original measurement category under IAS 39	New measurement category under IFRS 9	Original carrying amount under IAS 39	Change to measurement basis under IFRS 9	New carrying amount under IFRS 9
				£m	£m	£m
Money market funds and fund investments in equities and bonds	15	Available-for-sale investments	Financial assets at FVTPL	2,294	—	2,294
Cash surrender value of life insurance policies and investments in debt securities	15	Available-for-sale investments	Financial assets at FVOCI	343	—	343
Investments in equity securities	15	Available-for-sale investments	Financial assets at FVOCI (equity instruments)	84	—	84
Loans to joint ventures and associates and restricted balances	15	Loans and receivables	Financial assets at amortised cost	872	—	872
Borrowings	21	Financial liabilities at amortised cost	Financial liabilities at fair value through profit and loss	(570)	(32)	(602)
Note that the table above does not include derivative assets, derivative liabilities, trade receivables, cash at bank and short-term deposits, borrowings measured at amortised cost or trade payables. This is because neither the classification nor the measurement of these items has changed on transition to IFRS 9.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

37. Transition to IFRS 9 and IFRS 15 continued

2.
The change from the incurred loss impairment model of IAS 39 to the expected loss model in IFRS 9 has not had a material impact on the Group’s credit loss provision. The Group calculates its impairment provision on trade receivables using a sophisticated provisions matrix. The inclusion of forward-looking information has not had a significant impact on the matrix as the relevant short-term future economic conditions affecting our retail customers in the US are expected to be similar to recent experience.

3.
The Group elected to reclassify an existing liability with a carrying value of £570 million from amortised cost to fair value through profit and loss to reduce a measurement mismatch. At transition, the resultant impacts include an increase in the carrying value of the liability of £32 million, a reduction in retained earnings of £40 million and the establishment of an own credit reserve (within other equity reserves) of £7 million.

4.	Deferred tax is recognised on the adjustments recorded on the transition to IFRS 9. Reserve impacts are stated net of related deferred tax.

5.	Retained earnings includes the impact from adjustments 1, 3 and 6.

6.
The Group has adopted the hedge accounting requirements of IFRS 9, which more closely align with the Group’s risk management policies. On transition, it was concluded that all IAS 39 hedge relationships are qualifying IFRS 9 relationships with the treatment of the cost of hedging being the main change. The effect was a reclassification in reserves of a £67 million gain from retained earnings and a £10 million gain from the cash flow hedge reserve, into a new cost of hedging reserve (within other equity reserves). In this reserve, qualifying unrealised gains and losses excluded from hedging relationships are deferred and released systematically into profit or loss to match the timing of hedged items.

IFRS 15: Revenue from Contracts with Customers
IFRS 15 has primarily changed the accounting for our connection and diversion revenues in our regulated businesses. No practical expedients on transition were applied.
The accounting for revenue under IFRS 15 does not represent a substantive change from the Group’s previous practice under IAS 18 for recognising revenue from sales to customers with the exception of the following items:

•
Certain pass-through revenues (principally revenues collected on behalf of the Scottish and Offshore transmission operators) will be recorded net of operating costs, whereas previously they were recognised gross of operating costs. Had we not adopted IFRS 15, our revenues and operating costs for the year ended 31 March 2019 would have been £1,197 million higher, with no impact to operating profits;

•
Contributions for capital works relating to connections for our customers are now deferred as contract liabilities on our consolidated statement of financial position and released over the life of the connection assets. This is a change for our US Regulated business and our UK Gas Transmission business, where previously revenues were recorded once the work was completed. Had we not adopted IFRS 15, our revenues and operating profit for the year ended 31 March 2019 would have been £57 million higher; and

•
In the UK, contributions for capital works relating to diversions are now recognised as the works are completed. This is a change for the UK regulated businesses where revenues were previously deferred over the life of the asset. Had we not adopted IFRS 15, our revenues and operating profit for the year ended 31 March 2019 would have been £26 million and £23 million lower, respectively.

Adjustments arising as a result of the transition to IFRS 15:

7.
Deferred income from contributions for capital works have now been reclassified to contract liabilities. In addition, these liabilities for capital works relating to connections have increased as these capital contributions for connections are cumulatively adjusted for on 1 April 2018 and are now deferred and released over the life of the connection assets. This is a change for our US Regulated business and our UK Gas Transmission business where previously revenues were recorded once the work was completed.

Partially offsetting the increase in contract liabilities for connections is the change in accounting treatment for contributions relating to diversions in our UK businesses. These contributions are recognised as revenue as the works are completed where previously revenue was recognised over the life of the assets.

8.
Deferred tax is recorded on the incremental amounts recorded against capital contributions and contract liabilities on the transition to IFRS 15. Deferred tax balances have been calculated at the rate substantially enacted at the balance sheet date.

9.	The transition adjustment reflects the net of adjustments 7 and 8 above.
38. Post balance sheet events
In March 2019, National Grid Ventures entered into an agreement to acquire 100% of Geronimo Energy, a clean energy developer based in Minneapolis in the United States for $100 million with potential further payments of up to $100 million subject to successful development of the project pipeline. Completion of the acquisition is dependent on the execution of a joint venture agreement with Washington State Investment Board and regulatory approvals being obtained (expected in the summer of 2019).

National Grid Annual Report and Accounts 2018/19 Financial Statements
Company accounting policies

We are required to include the stand-alone balance sheet of our ultimate Parent Company, National Grid plc, under the Companies Act 2006. This is because the publicly traded shares are actually those of National Grid plc (the Company) and the following disclosures provide additional information to shareholders.

A. Basis of preparation
National Grid plc is the Parent Company of the National Grid Group, which is engaged in the transmission and distribution of electricity and gas in Great Britain and northeastern US. The Company is a public limited company, limited by shares. The Company is incorporated and domiciled in England, with its registered office at 1–3 Strand, London, WC2N 5EH.
The financial statements of National Grid plc for the year ended 31 March 2019 were approved by the Board of Directors on 15 May 2019. The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 (FRS 100) issued by the Financial Reporting Council. Accordingly these individual financial statements of the Company have been prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101). In preparing these financial statements the Company applies the recognition and measurement requirements of International Financial Reporting Standards (IFRS) as adopted by the EU, but makes amendments where necessary in order to comply with the provisions of the Companies Act 2006 and sets out below where advantage of the FRS 101 disclosure exemptions has been taken.
These individual financial statements have been prepared on an historical cost basis, except for the revaluation of financial instruments, and are presented in pounds sterling, which is the currency of the primary economic environment in which the Company operates. The 2018 comparative financial information has also been prepared on this basis.
These individual financial statements have been prepared on a going concern basis, which presumes that the Company has adequate resources to remain in operation, and that the Directors intend it to do so, for at least one year from the date the financial statements are signed. As the Company is part of a larger group it participates in the Group’s centralised treasury arrangements and so shares banking arrangements with its subsidiaries. The Company is expected to generate positive cash flows or be in a position to obtain finance via intercompany loans to continue to operate for the foreseeable future.
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
The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements of the Company in accordance with FRS 101:

•	a cash flow statement and related notes;

•	disclosures in respect of transactions with wholly owned subsidiaries;

•	disclosures in respect of capital management; and

•	the effects of new but not yet effective IFRS standards.

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
The Company has adopted IFRS 9 and IFRS 15 with effect from 1 April 2018. The adoption of IFRS 9 has had no material impact and the adoption of IFRS 15 has had no impact on the Company.
There are no areas of judgement or key sources of estimation uncertainty that are considered to have a significant effect on the amounts recognised in the financial statements.
The balance sheet has been prepared in accordance with the Company’s accounting policies approved by the Board and described below.
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

National Grid Annual Report and Accounts 2018/19 Financial Statements
Company accounting policies continued

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
E. Financial instruments
The Company’s accounting policies are the same as the Group’s accounting policies under IFRS, namely IAS 32 ‘Financial Instruments: Presentation’, IFRS 9 ‘Financial Instruments’ from 1 April 2018, IAS 39 ‘Financial Instruments: Recognition and Measurement’ for the comparatives and IFRS 7 ‘Financial Instruments: Disclosures’. The Company applies these policies only in respect of the financial instruments that it has, namely investments, derivative financial instruments, debtors, cash at bank and in hand, borrowings and creditors.
The policies are set out in notes 15, 17, 19, 20, 21 and 22 to the consolidated financial statements. The Company is taking the exemption for financial instruments disclosures, because IFRS 7 disclosures are given in notes 32 and 35 to the consolidated financial statements.
F. Hedge accounting
The Company applies the same accounting policy as the Group in respect of fair value hedges and cash flow hedges. This policy is set out in note 32 to the consolidated financial statements.
G. Parent Company guarantees
The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. Such guarantees are accounted for by the Company as insurance contracts. In the event of default or non-performance by the subsidiary, a liability is recorded in accordance with IAS 37 with a corresponding increase in the carrying value of the investment.
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
J. Directors’ remuneration
Full details of Directors’ remuneration are disclosed on pages 69 to 90.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Company balance sheet
as at 31 March

		2019	2018
	Notes	£m	£m
Fixed assets
Investments	1	9,923	9,896

Current assets
Debtors (amounts falling due within one year)	2	12,625	11,563
Debtors (amounts falling due after more than one year)	2	358	368
Investments	5	895	938
Cash at bank and in hand		75	—
Total current assets		13,953	12,869

Creditors (amounts falling due within one year)	3	(15,529)	(12,839)
Net current (liabilities)/assets		(1,576)	30
Total assets less current liabilities		8,347	9,926

Creditors (amounts falling due after more than one year)	3	(2,648)	(2,906)
Net assets		5,699	7,020

Equity
Share capital	7	458	452
Share premium account		1,314	1,321
Cash flow hedge reserve		1	2
Other equity reserves		380	353
Profit and loss account	8	3,546	4,892
Total shareholders’ equity		5,699	7,020
The Company’s loss after tax for the year was £202 million (2018: £930 million profit). The financial statements of the Company on pages 189 to 195 were approved by the Board of Directors on 15 May 2019 and were signed on its behalf by:
Sir Peter Gershon Chairman
Andy Agg Chief Financial Officer

National Grid plc
Registered number: 4031152

National Grid Annual Report and Accounts 2018/19 Financial Statements
Company statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Cash flow hedge reserve £m	Other equity reserves £m	Profit and loss account £m	Total shareholders’ equity £m
At 1 April 2017	449	1,324	11	337	9,438	11,559
Profit for the year	—	—	—	—	930	930
Other comprehensive loss for the year
Transferred from equity in respect of cash flow hedges (net of tax)	—	—	(9)	—	—	(9)
Total comprehensive (loss)/income for the year	—	—	(9)	—	930	921
Other equity movements
Scrip dividend-related share issue[1]	3	(3)	—	—	—	—
Purchase of treasury shares	—	—	—	—	(1,017)	(1,017)
Issue of treasury shares	—	—	—	—	33	33
Purchase of own shares	—	—	—	—	(5)	(5)
Share awards to employees of subsidiary undertakings	—	—	—	16	—	16
Equity dividends	—	—	—	—	(4,487)	(4,487)
At 31 March 2018	452	1,321	2	353	4,892	7,020
Loss for the year	—	—	—	—	(202)	(202)
Other comprehensive loss for the year
Transferred from equity in respect of cash flow hedges (net of tax)	—	—	(1)	—	—	(1)
Total comprehensive loss for the year	—	—	(1)	—	(202)	(203)
Other equity movements
Scrip dividend-related share issue[1]	6	(7)	—	—	—	(1)
Issue of treasury shares	—	—	—	—	18	18
Purchase of own shares	—	—	—	—	(2)	(2)
Share awards to employees of subsidiary undertakings	—	—	—	27	—	27
Equity dividends	—	—	—	—	(1,160)	(1,160)
At 31 March 2019	458	1,314	1	380	3,546	5,699

1.	Included within the share premium account are costs associated with scrip dividends.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the Company financial statements

1. Fixed asset investments

Shares in subsidiary undertakings £m
At 1 April 2017	8,880
Additions	1,016
At 31 March 2018	9,896
Additions	27
At 31 March 2019	9,923
During the year there was a capital contribution of £27 million (2018: £16 million) which represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes. In the prior year, the Company acquired further ordinary shares of £1 each in National Grid (US) Holdings Limited for a total consideration of £1,000 million.
The Company’s direct subsidiary undertakings as at 31 March 2019 were as follows: National Grid Holdings One plc; National Grid (US) Holdings Limited; and NGG Finance plc. The names of indirect subsidiary undertakings, joint ventures and associates are included in note 34 to the consolidated financial statements.
The Directors believe that the carrying value of the investments is supported by the fair value of their underlying net assets.
2. Debtors

	2019	2018
	£m	£m
Amounts falling due within one year
Derivative financial instruments (see note 4)	110	308
Amounts owed by subsidiary undertakings	12,514	11,254
Prepayments and accrued income	1	1
	12,625	11,563
Amounts falling due after more than one year
Derivative financial instruments (see note 4)	—	18
Amounts owed by subsidiary undertakings	358	350
	358	368
The carrying values stated above are considered to represent the fair values of the assets. For the purposes of the impairment assessment, loans to subsidiary undertakings are considered low credit risk as the subsidiaries are solvent and are covered by the Group’s liquidity arrangements.
3. Creditors

	2019	2018
	£m	£m
Amounts falling due within one year
Borrowings (see note 6)	1,275	781
Derivative financial instruments (see note 4)	92	187
Amounts owed to subsidiary undertakings	14,104	11,809
Other creditors	58	62
	15,529	12,839
Amounts falling due after more than one year
Borrowings (see note 6)	346	773
Derivative financial instruments (see note 4)	228	41
Amounts owed to subsidiary undertakings	2,074	2,091
Deferred tax	—	1
	2,648	2,906
Amounts owed to subsidiary undertakings falling due after more than one year are repayable as follows:
In 1 to 2 years	1,077	—
In 2 to 3 years	—	1,095
More than 5 years	997	996
	2,074	2,091
The carrying values stated above are considered to represent the fair values of the liabilities.

National Grid Annual Report and Accounts 2018/19 Financial Statements
Notes to the Company financial statements
continued

3. Creditors continued
A reconciliation of the movement in deferred tax in the year is shown below:

Deferred tax £m
At 1 April 2017	3
Credited to equity	(2)
At 31 March 2018	1
Credited to equity	(1)
At 31 March 2019	—
4. Derivative financial instruments
The fair values of derivative financial instruments are:

	2019			2018
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Amounts falling due within one year	110	(92)	18	308	(187)	121
Amounts falling due after more than one year	—	(228)	(228)	18	(41)	(23)
	110	(320)	(210)	326	(228)	98
For each class of derivative the notional contract1 amounts are as follows:

	2019	2018
	£m	£m
Interest rate swaps	(1,208)	(2,501)
Cross-currency interest rate swaps	(2,900)	(3,613)
Foreign exchange forward contracts	(7,920)	(13,929)
	(12,028)	(20,043)

1.	The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the balance sheet date.

5. Investments

	2019	2018
	£m	£m
Investments in short-term money funds	672	919
Managed investments in bonds	—	10
Restricted balances – collateral	223	9
	895	938
6. Borrowings
The following table analyses the Company’s total borrowings:

	2019	2018
	£m	£m
Amounts falling due within one year
Bank loans	—	230
Bonds	435	551
Commercial paper	840	—
	1,275	781
Amounts falling due after more than one year
Bonds	346	773
	1,621	1,554
The maturity of total borrowings is disclosed in note 21 to the consolidated financial statements. There are no differences in the maturities as calculated under IFRS or FRS 101 ‘Reduced Disclosure Framework’.
The notional amount of borrowings outstanding as at 31 March 2019 was £1,618 million (2018: £1,531 million).

National Grid Annual Report and Accounts 2018/19 Financial Statements | Notes to the Company financial statements

7. Share capital
The called-up share capital amounting to £458 million (2018: £452 million) consists of 3,687,483,073 ordinary shares of 12 204/473 pence each (2018: 3,637,747,827 ordinary shares of 12 204/473 pence each). For further information on share capital, refer to note 27 of the consolidated financial statements.
8. Shareholders’ equity and reserves
At 31 March 2019, the profit and loss account reserve stood at £3,546 million (2018: £4,892 million) of which £86 million (2018: £86 million) related to gains on intra-group transactions which were not distributable to shareholders. The Company bore no employee costs in either the current or prior year.
For further details of dividends paid and payable to shareholders, refer to note 9 of the consolidated financial statements.
In 2017/18, the Company recognised £950 million of dividend income from subsidiaries. In 2018/19, no such income was recognised and the Company continues to recognise a loss on intra-group financing arrangements.
9. Parent Company guarantees
The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. At 31 March 2019, the sterling equivalent amounted to £2,152 million (2018: £2,398 million). The guarantees are for varying terms from less than one year to open-ended.
In addition, as part of the sectionalisation of the National Grid UK Pension Scheme on 1 January 2017, a guarantee of £1 billion has been provided to Section A. This payment is contingent on insolvency or on failure to pay pensions obligations to Section A and can be claimed against National Grid plc, National Grid Holdings One plc or Lattice Group Limited (up to £1 billion in total). Refer to note 25 of the consolidated financial statements.
10. Audit fees
The audit fee in respect of the Parent Company was £26,000 (2018: £25,000). Fees payable to Deloitte for non-audit services to the Company are not required to be disclosed as they are included within note 4 to the consolidated financial statements.

National Grid Annual Report and Accounts 2018/19 Additional Information Additional information The business in detail Key milestones 197 Where we operate 198 UK regulation 199 US regulation 201 Task force on Climate-related Financial Disclosures 210 Internal control and risk factors 212 Disclosure controls 212 Internal control over financial reporting 212 Risk factors 212 Shareholder information 216 Articles of Association 216 Depositary payments to the Company 217 Description of securities other than equity securities: depositary fees and charges 217 Documents on display 217 Events after the reporting period 218 Exchange controls 218 Material interests in shares 218 Share capital 218 Share information 219 Shareholder analysis 219 Taxation 219 Other disclosures 221 All-employee share plans 221 Change of control provisions 221 Code of Ethics 221 Conflicts of interest 221 Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards 221 Directors’ indemnity 222 Employees 222 Human Rights 222 Listing Rule 9.8.4 R cross-reference table 222 Material contracts 222 Political donations and expenditure 222 Property, plant and equipment 222 Research and development and innovation activity 223 Unresolved SEC staff comments 224 Other unaudited financial information 225 Commentary on consolidated financial information 235 Definitions and glossary of terms 238 Want more information or help? 243 Cautionary statement 244 196

National Grid Annual Report and Accounts 2018/19 Additional Information The business in detail Key milestones Some of the key dates and actions in the corporate history of National Grid are listed below. Our full history goes back much further. 1986 British Gas (BG) privatisation 1990 Electricity transmission network in England and Wales transfers to National Grid on electricity privatisation 1995 National Grid listed on the London Stock Exchange 1997 Centrica demerges from BG Energis demerges from National Grid 2000 Lattice Group demerges from BG and is listed separately New England Electric System and Eastern Utilities Associates acquired 2002 Niagara Mohawk Power Corporation merges with National Grid in US National Grid and Lattice Group merges to form National Grid Transco 2004 UK wireless infrastructure network acquired from Crown Castle International Corp 2005 Four UK regional gas distribution networks sold and we adopt National Grid as our name 2006 Rhode Island gas distribution network acquired 2007 UK and US wireless infrastructure operations and the Basslink electricity interconnector in Australia sold KeySpan Corporation acquired 2008 Ravenswood generation station sold 2010 Rights issue raises £3.2 billion 2012 New Hampshire electricity and gas distribution businesses sold 2016 National Grid separates the UK Gas Distribution business 2017 National Grid sells a 61% equity interest in our UK Gas Distribution business 2019 National Grid separates the UK Electricity System Operator business 197

National Grid Annual Report and Accounts 2018/19 Additional Information

The business in detail continued

Where we operate

Our UK network



St. Fergus
to/from Northern Ireland
to Ballylumford
to Dublin
Barrow
Teesside
to/from Ireland
Easington
Burton Point
Theddlethorpe
from the Netherlands
Bacton
to/from Belgium
South Hook
Dragon
BritNed to/from the Netherlands
Grain LNG
to/from Belgium
to/from France

UK Transmission[1]

- Scottish electricity transmission system
- English and Welsh electricity transmission system

Approximately 7,212 kilometres (4,481 miles) of overhead line, 2,280 kilometres (1,417 miles) of underground cable and 347 substations.

- Gas transmission system

Approximately 7,660 kilometres (4,760 miles) of high-pressure pipe and 24 compressor stations connecting to 8 distribution networks and also other third-party independent systems.

- Terminal
- LNG terminal owned by National Grid
- LNG terminal
- Electricity interconnector
- Gas interconnector

Principal offices

- Owned office space: Warwick and Wokingham
- Leased office space: Solihull, London and Warwick (Telent)

Leased office space totalling 12,515 square metres (134,704 square feet) with remaining terms of 4 to 7 years.

Our US network



Canada
Vermont
Maine
New Hampshire
Massachusetts
New York
Connecticut
Rhode Island
Pennsylvania
New Jersey

US Regulated[1]

- Electricity transmission network
- Gas distribution operating area
- Electricity distribution area
- Gas and electricity distribution area overlap

An electricity transmission network of approximately 14,293 kilometres (8,881 miles) of overhead line, 169 kilometres (105 miles) of underground cable and 377 transmission substations.

An electricity distribution network of approximately 117,230 circuit kilometres (72,844 miles) and 763 distribution substations in New England and upstate New York.

A network of approximately 57,228 kilometres (35,560 miles) of gas pipeline serving an area of approximately 25,659 square kilometres (9,907 square miles). Our network also consists of approximately 787 kilometres (490 miles) of gas transmission pipe, as defined by the US Department of Transportation.

- Generation

Principal offices

- Owned office space: Syracuse, New York
- Leased office space: Brooklyn, New York and Waltham, Massachusetts

Leased office space totalling approximately 58,993 square metres (635,000 square feet) with remaining terms of 6 to 10 years.

At present, environmental issues are not preventing our UK and US businesses from utilising any material operating assets in the course of their operations.

[1] Access to electricity and gas transmission assets on property owned by others is controlled through various agreements.

198

National Grid Annual Report and Accounts 2018/19 Additional Information | The business in detail UK regulation While the existing eight-year RIIO price controls apply to our gas and Our licences to participate in transmission and interconnection electricity SO operations, these activities are also subject to additional activities are established under the Gas Act 1986 and Electricity Act regulatory incentives schemes and are reviewed more frequently. 1989, as amended (the Acts). These require us to develop, maintain Ofgem has consulted on how the ESO incentive schemes will develop and operate economic and efficient networks and to facilitate in the remaining part of the RIIO-T1 period. This aims to encourage the competition in the supply of gas and electricity in Great Britain (GB). ESO to operate the system efficiently and to proactively identify how it They also give us statutory powers, including the right to bury our can maximise consumer benefits across the full range of its activities. pipes or cables under public highways and the ability to use compulsory powers to purchase land so we can conduct our business. Interconnectors derive their revenues from sales of capacity to users who wish to move power between market areas with different prices. Our licensed activities are regulated by Ofgem, which has a statutory Under European legislation, these capacity sales are classified as duty under the Acts to protect the interests of consumers. To protect ‘congestion revenues’. This is because the market price differences consumers from the ability of companies to set unduly high prices, result from congestion on the established interconnector capacity Ofgem has established price controls that limit the amount of revenue limits full price convergence. European legislation governs how such regulated businesses can earn. In setting price controls, Ofgem congestion revenues may be used and how interconnection capacity must have regard to the need to secure that licence holders are able to is allocated. It requires all interconnection capacity to be allocated to finance their obligations under the Acts. Licensees and other affected the market through auctions. Under UK legislation, interconnection parties can appeal licence modifications which have errors, including in businesses must be separate from transmission businesses. respect of financeability. This should give us a level of revenue for the duration of the price control that is sufficient to meet our statutory There is a range of different regulatory models available for duties and licence obligations with a reasonable return on our interconnector projects. These involve various levels of regulatory investments. intervention, ranging from fully merchant (the project is fully reliant on sales of interconnector capacity) to cap and floor (where sales The price controls include a number of mechanisms designed to revenues above the cap are returned to transmission system users, help achieve its objectives. These include financial incentives and revenues below the floor are topped up by transmission system that encourage us to: users, thus reducing the overall project risk). • efficiently deliver by investment and maintenance the network The cap and floor regime is now the regulated route for interconnector outputs that customers and stakeholders require, including reliable investment in GB and may be sought by project developers who do supplies, new connections and infrastructure capacity; not qualify or do not wish to apply for exemptions from European • innovate so we can continuously improve the services we give legislation which would facilitate a merchant development. our customers, stakeholders and communities; and • efficiently balancing the transmission networks to support the RIIO price controls wholesale markets. The building blocks of the RIIO price control are broadly similar to the price controls historically used in the UK. There are, however, some The main price controls for electricity and gas transmission networks significant differences in the mechanics of the calculations. came into effect on 1 April 2013 for the eight-year period until 31 March 2021. They follow the RIIO (revenue = incentives + innovation + How is revenue calculated? outputs) framework established by Ofgem. Under RIIO, the outputs we deliver are explicitly articulated and our allowed revenues are linked to their delivery. These outputs were Following the sale of a majority interest in the National Grid UK Gas determined through an extensive consultation process, which gave Distribution business (now known as Cadent) on 31 March 2017, stakeholders a greater opportunity to influence the decisions. Cadent now has responsibility for operating within the price controls relating to its four gas distribution networks. In November 2018, we There are five output categories for transmission under the current announced our decision to exercise our Options for the sale of our RIIO price controls: remaining 39% share in the Cadent Gas distribution business that should complete in June 2019. Safety: ensuring the provision of a safe energy network. Our UK Electricity Transmission (UK ET) and UK Gas Transmission Reliability (and availability): promoting networks capable of (UK GT) businesses operate under four separate price controls. delivering long-term reliability, minimising the number and duration of These comprise two for our UK ET operations, one covering our interruptions experienced during the price control period and ensuring role as Transmission Owner (TO) and the other for our role as System adaptation to climate change. Operator (SO), and two for our UK GT operations, again one as TO and one as SO. In addition to the four regulated network price controls, Environmental impact: encouraging companies to play their role in there is also a tariff cap price control applied to certain elements of achieving broader environmental objectives – specifically, facilitating domestic sized metering activities carried out by National Grid the reduction of carbon emissions – as well as minimising their own Metering and also regulation of our electricity interconnector interests. carbon footprint. In January 2017, National Grid issued a joint statement with Ofgem and Customer and stakeholder satisfaction: maintaining high levels the UK Government about the enhanced role of the Electricity System of customer satisfaction and stakeholder engagement, and improving Operator function and the intention to establish a greater separation service levels. between this and the rest of National Grid. Since then, we have created a legally separate electricity transmission system operator company Customer connections: encouraging networks to connect (ESO) within the National Grid Group. We have also sought and customers quickly and efficiently. received permission to transfer parts of the NGET transmission licence to the ESO with effect from April 2019. The ESO function has consulted on its longer-term goals and its plan for 2018/19, proposing how it will take an enhanced role in facilitating the transition to a low-carbon energy system. 199

National Grid Annual Report and Accounts 2018/19 Additional Information The business in detail continued Within each of these output categories are a number of primary and In addition, the RIIO-T1 price controls for transmission included a secondary deliverables that reflect what our stakeholders want us to ‘re-opener mechanism’. This covered specific cost categories where deliver over the remaining price control period and in preparation for there was uncertainty about expenditure requirements at the time of future periods. The nature and number of these deliverables varies setting allowances. The mechanism specifies two windows during according to the output category. Some are linked directly to our which networks could propose adjustments to allowances; May 2015 allowed revenue and some to legislation, while others have only a and May 2018. Both UK ET and UK GT requested additional funding reputational impact. under this mechanism in May 2018, leading to some changes to the allowed revenues. Using information we have submitted, along with independent assessments, Ofgem determines the efficient level of expected costs Competition in onshore transmission necessary for these deliverables to be achieved. Under RIIO this is Ofgem stated in its final decision on the RIIO-T1 control for electricity known as ‘totex’, which is a component of total allowable expenditure transmission that it would consider holding a competition to appoint and is broadly the sum of what was defined in previous price controls the constructor and owner of suitably large new transmission projects, as operating expenditure (opex) and capital expenditure (capex). rather than including these new outputs and allowances in existing transmission licensee price controls. In the absence of the legislation A number of assumptions are necessary in setting allowances for needed to support a competition, at the end of July 2018, and after these outputs, including the volumes of work that will be needed and consultation, Ofgem decided to fund the delivery of the Hinkley- the price of the various external inputs required to achieve them. Seabank electricity transmission project by National Grid the Consequently, there are a number of uncertainty mechanisms within ‘Competition Proxy Model’. This regulatory model seeks to replicate the RIIO framework that can result in adjustments to totex allowances if the outcome of an efficient competitive process for the financing, actual input prices or work volumes differ from the assumptions. These construction and operation of the project and to provide National Grid mechanisms protect us and our customers from windfall gains Electricity Transmission with a project-specific revenue allowance over and losses. the period of its construction and 25 years of operation, but with reduced allowances reflecting prices that Ofgem has observed in other Where we under- or over-spend the allowed totex for reasons that competitions. In addition, in September 2018 Ofgem consulted on the are not covered by uncertainty mechanisms, there is a ‘sharing’ factor. commercial and regulatory framework for the Special Purpose Vehicle This means we share the under- or over-spend with customers through (SPV) model of competition in onshore electricity transmission. This is an adjustment to allowed revenues in future years. This sharing factor an alternative model that could in the future be used for projects provides an incentive for us to provide the outputs efficiently, as we are meeting the competition criteria (new, high value and separable). Under able to keep a portion of savings we make, with the remainder this model, the incumbent transmission owner would run a competition benefiting our customers. for the construction, financing and operation of a new, separable and high-value project through a project-specific SPV. The extended eight-year length of the first round of RIIO price controls is one of the ways that RIIO has given innovation more prominence. Simplified illustration of RIIO regulatory building blocks Innovation refers to all the new ways of working that deliver outputs more efficiently. This broad challenge has an impact on everyone in our business. Totex RAV � Allowed return (slow money) Allowed revenue to fund totex costs is split between RIIO ‘fast’ and (capital invested ‘slow’ money categories using specified ratios that are fixed for the + controllable Depreciation duration of the price control. Fast money represents the amount of operating costs, of RAV totex we are able to recover in the year of expenditure. Slow money is after sharing added to our Regulatory Asset Value (RAV) – effectively the regulatory factor adjustment) IOU. (For more details on the sharing factors under RIIO, please see Fast money Revenue the table below). In addition to fast money, each year we are allowed to recover a Other costs and portion of the regulatory depreciation and a return on the outstanding income adjustments, RAV balance. RAV in electricity and gas transmission permits recovery e.g. non-controllable of RAV consistent with each addition, bringing benefit to consumers opex and tax for a period of up to 45 years. We are also allowed to collect additional revenues related to non-controllable costs and incentives. In addition to totex sharing, RIIO incentive mechanisms can increase or decrease Performance our allowed revenue to reflect our performance against various other against incentives measures related to our outputs. For example, performance against our customer and stakeholder satisfaction targets can have a positive or negative effect of up to 1% of allowed annual revenues. Many of our Allowed returns incentives affect our revenues two years after the year of performance. The cost of capital allowed under our current RIIO price controls is as follows: During the eight-year period of the price control, our regulator included a provision for a mid-period review. This was completed during 2017 and led to some changes in allowances relating to certain specific Transmission costs. Further to the mid-period review, National Grid volunteered Gas Electricity that £480 million (in 2009/10 prices) of allowances for electricity transmission investments should be deferred. In August 2017, Cost of equity (post-tax real) 6.8% 7.0% Ofgem determined how the RIIO allowances would be Cost of debt (pre-tax real) iBoxx 10-year simple trailing correspondingly adjusted. average index (1.91% for 2018/19) Notional gearing 62.5% 60.0% Vanilla WACC1 3.74% 3.95% 1. Vanilla WACC = cost of debt x gearing + cost of equity x (1-gearing). 200

National Grid Annual Report and Accounts 2018/19 Additional Information | The business in detail Sharing factors are used to share over- and under-spends of allowed Regulatory process totex between the businesses and customers. The sharing figures The US regulatory regime is premised on allowing the utility the displayed in the table below are the sharing factors that apply to opportunity to recover its cost of service and earn a reasonable return UK ET and UK GT, for both TO and SO. on its investments as determined by the commission. Utilities submit formal rate filings (rate cases) to the relevant state regulator when Sharing factors and fast:slow money ratios under our current RIIO additional revenues are necessary to provide safe, reliable service price controls are as follows: to customers. Utilities can be compelled to file a rate case, either due to complaints filed with the commission or at the commission’s Gas Transmission Electricity Transmission own discretion. Transmission System Transmission System Operator Operator Operator Operator The rate case is typically litigated with parties representing customers and other interests. In the states where we operate, it can take nine to Fast1 Baseline3 35.6% 13 months for the commission to render a final decision. The utility is Uncertainty 10% 62.60% 15.00% 72.10% required to prove that the requested rate change is prudent and Slow2 Baseline3 64.4% reasonable, and the requested rate plan can span multiple years. Uncertainty 90% 37.40% 85.00% 27.9 0% Unlike the state processes, the federal regulator has no specified timeline for adjudicating a rate case; typically it makes a final Sharing 44.36% 46.89% decision retroactive when the case is completed. 1. Fast money allows network companies to recover a percentage of totex within a Gas and electricity rates are established from a revenue requirement, one-year period. 2. Slow money is where costs are added to RAV and, therefore, revenues are recovered or cost of service, equal to the utility’s total cost of providing slowly (e.g. over 45 years) from both current and future consumers. distribution or delivery service to its customers, as approved by the 3. The baseline is the expenditure that is funded through ex-ante allowances, whereas commission in the rate case. This revenue requirement includes the uncertainty adjusts the allowed expenditure where the level of outputs delivered operating expenses, depreciation, taxes and a fair and reasonable differ from the baseline level, or if triggered by an event. return on shareholder capital invested in certain components of the utility’s regulated asset base. This is typically referred to as its RIIO-T2 rate base. Ofgem has started work on the next round of RIIO price controls, (RIIO-T2) for the energy network sectors it regulates, including both gas The final revenue requirement and rates for service are approved and electricity transmission. It has consulted on a wide range of topics, in the rate case decision. The revenue requirement is derived from including incentives, outputs, the cost of capital and other financial a comprehensive study of the utility’s total costs during a recent parameters. Decisions that have already been taken include reducing 12-month period of operations, referred to as a test year. Each the price control duration back to five years from eight years, extending commission has its own rules and standards for adjustments to the role of competition where appropriate from electricity transmission the test year. These may include forecast capital investments and to other sectors and moving away from RPI to CPIH for inflation operating costs. measurement when calculating RAV and allowed returns. In addition, Ofgem has proposed a methodology the baseline allowed cost of US regulatory revenue requirement equity which it said, based on evidence available in December 2018, points to a value that is lower than under the current RIIO price �a��� and �o� �o�t of ��r�i�� controls. The RIIO-T2 price controls will also apply, in part, to the ESO, however, due to the nature of its activities some elements are less applicable to the ESO, and Ofgem has proposed that the duration of its price control will be two years rather than five. � allo�ed We and other stakeholders will continue to work with Ofgem to develop Ro� the framework and parameters for RIIO-T2. We will submit business plans in December 2019 and Ofgem is expected to publish a final view Ro� � cost on the price control allowances for transmission companies by the end �nterest o� de�t of 2020. A � C D E F G H I � US regulation A Rate �ase F Non-controlla�le costs Regulators � De�t G Depreciation In the US, public utilities’ retail transactions are regulated by state C E�uity H �axes D Return I �agged recoveries utility commissions. The commissions serve as economic regulators, E Controlla�le costs � Allowed revenue approving cost recovery and authorised rates of return. The state commissions establish the retail rates to recover the cost of transmission and distribution services, and focus on services and Our rate plans costs within their jurisdictions. They also serve the public interest Each operating company has a set of rates for service. We have three by making sure utilities provide safe and reliable services at just and electric distribution operations (upstate New York, Massachusetts and reasonable prices. The commissions establish service standards Rhode Island) and six gas distribution networks (upstate New York, New and approve public utility mergers and acquisitions. York City, Long Island, Massachusetts (two) and Rhode Island). Utilities are regulated at the federal level by the Federal Energy Our operating companies have revenue decoupling mechanisms that Regulatory Commission (FERC) for wholesale transactions, such de-link their revenues from the quantity of energy delivered and billed to as interstate transmission and wholesale electricity sales, including customers. These mechanisms remove the natural disincentive utility rates for these services. FERC also regulates public utility holding companies have for promoting and encouraging customer participation companies and centralised service companies, including those of in energy-efficiency programmes that lower energy end use and our US businesses. distribution volumes. 201

National Grid Annual Report and Accounts 2018/19 Additional Information The business in detail continued Our rate plans are designed to a specific allowed Return on Equity (RoE), US regulatory filings by reference to an allowed operating expense level and rate base. Some The objectives of our rate case filings are to make sure we have the rate plans include earnings-sharing mechanisms that allow us to retain a right cost of service, and are able to earn a fair and reasonable rate of proportion of the earnings above our allowed RoE, achieved through return, while providing safe, reliable and economical service. To improving efficiency, with the balance benefiting customers. achieve these objectives and reduce regulatory lag, we have been requesting structural changes, such as: In addition, our performance under certain rate plans is subject to service performance targets. We may be subject to monetary penalties • revenue decoupling mechanisms; in cases where we do not meet those targets. • capital trackers; • commodity-related bad debt true-ups; and One measure used to monitor the performance of our regulated businesses is a comparison of achieved RoE to allowed RoE. However, • pension and other post-employment benefit true-ups, separately this measure cannot be used in isolation, as several factors may from base rates. prevent us from achieving the allowed RoE. These include financial market conditions, regulatory lag and decisions by the regulator We explain these terms below the table on page 209. preventing cost recovery in rates from customers. Below, we summarise significant developments in rate filings and the We work to increase achieved RoE through: regulatory environment during the year. Following the final stabilisation • productivity improvements; upgrade to our new financial systems and the availability of 12 months • positive performance against incentives or earned savings of historical test year data from those financial systems, we concluded mechanisms, such as available energy-efficiency programmes; and a first round of full rate case filings in fiscal year 2017, with a final rate case decision for Massachusetts Electric in September 2016, and • filing a new rate case when achieved returns are lower than those followed by approval of three-year rate plans for KEDNY and KEDLI in the Company could reasonably expect to attain through a new December 2016. In fiscal year 2017/18, we made a second round of full rate case. rate case filings with Niagara Mohawk (electric and gas) in April 2017, Boston Gas and Colonial Gas in November 2017, and The Features of our rate plans Narragansett Electric Company also in November 2017. A Joint We bill our customers for their use of electricity and gas services. Proposal, setting forth a three-year rate plan for Niagara Mohawk was Customer bills typically comprise a commodity charge, covering the cost approved by the New York State Public Service Commission (NYPSC) of the electricity or gas delivered, and charges covering our delivery in March 2018. An Amended Settlement Agreement setting forth a service. With the exception of residential gas customers in Rhode Island, three-year rate plan for The Narragansett Electric Company was our customers are allowed to select an unregulated competitive supplier approved by the Rhode Island Public Utilities Commission in August for the commodity component of electricity and gas utility services. 2018. In fiscal year 2018/19, we made a full rate case filing again for Massachusetts Electric in November 2018, and, most recently, in fiscal A substantial proportion of our costs, in particular electricity and gas year 2019/20, we made another full rate case filing for KEDNY and commodity purchases, are ‘pass-through’ costs. This means they are KEDLI in April 2019. These filings are expected to capture the benefit of fully recoverable from our customers. We recover ‘pass-through’ costs recent increased investments in asset replacement and network through making separate charges to customers, designed to recover reliability, and reflect long-term growth in costs, including property tax those costs with no profit. We adjust rates from time to time to make and healthcare costs. Along with a clear focus on productivity, the sure that any over- or under-recovery of these costs is returned to, or filings are key to improving achieved returns in the Company’s US recovered from, our customers. electric and gas distribution activities. Our FERC-regulated transmission companies use formula rates (instead Impact of US tax reform of rate cases) to set rates annually that recover their cost of service. Tax is a pass-through for utilities in the US. The reduction in the Through the use of annual true-ups, formula rates recover our actual corporation tax rate from 35% to 21%, resulting from the enactment costs incurred and the allowed RoE based on the actual transmission of the federal Tax Cuts & Jobs Act of 2017 (the Act), is significantly rate base each year. We must make annual formula rate filings beneficial to customers. The lower tax rate will be reflected in the documenting the revenue requirement that customers can review collection of a lower tax allowance from customers. and challenge. Our upstate New York, Massachusetts Gas and Rhode Island utilities Revenue for our wholesale transmission businesses in New England were all undergoing rate negotiations at the time the legislation was and New York is collected from wholesale transmission customers. enacted. We have now updated our revenue requests for the These are typically other utilities and include our own New England prospective portion of the tax collection in each of these businesses. electricity distribution businesses. With the exception of in upstate New These companies represent 48% of the rate base, with a total revenue York, which continues to combine retail transmission and distribution impact of approximately $130 million. Our FERC businesses operate rates to end-use customers, these wholesale transmission costs are under formula rates. As a result, the majority of the full annual revenue incurred by distribution utilities on behalf of their customers. They are impact (approximately $50 million) of tax reform in these businesses fully recovered as a pass-through from end-use customers, as was included in rates for the year ended 2018/19. approved by each state commission. New York and Massachusetts regulators have conducted open generic Our Long Island generation plants sell capacity to the Long Island proceedings to address the treatment of any tax savings. In New York, Power Authority (LIPA) under 15-year and 25-year power supply the regulator adopted proposals by KEDNY, KEDLI and Niagara agreements and within wholesale tariffs approved by FERC. Through Mohawk regarding the means and timing of how the tax benefits would the use of cost-based formula rates, these long-term contracts provide be passed to customers. In Massachusetts the lower tax rate began to a similar economic effect to cost of service rate regulation. reduce revenue on 1 July 2018 for the electric business and 1 October 2018 for the gas business. In Rhode Island, the revenue effect of the lower federal rate began on 1 September 2018. The lower collections in revenue offset the lower tax charge, so there is no material impact to earnings under IFRS or under US GAAP. Our cash flows will reduce as we are currently in a net operating loss position for the purposes of calculating taxable profits in our US Group. This means there is no offsetting reduction in cash tax payments.  202

National Grid Annual Report and Accounts 2018/19 Additional Information | The business in detail Massachusetts Massachusetts Electric and Nantucket Electric rate cases Boston and Colonial rate cases We filed a rate case for Massachusetts Electric and Nantucket Electric The Company filed a rate case for Boston Gas and Colonial Gas with the with MADPU on 15 November 2018 with new rates to be effective on Massachusetts Department of Public Utilities (MADPU or Department) 1 October 2019. The Massachusetts Electric rate case is the first for on 15 November 2017. The new rates were to be effective on 1 October Massachusetts Electric and Nantucket Electric since 2015. It updates 2018 for usage on and after 1 November 2018. The Massachusetts gas the electric companies’ rates to more closely align revenues with the rate case, the first rate case for Boston Gas and Colonial Gas since cost of service and bring their earned RoEs closer to the allowed RoE. 2010, more closely aligns revenues with the cost of service. This case Our proposed net revenue increase is $56.1 million, including a brings earned RoEs closer to the allowed RoE. New rates were five-year performance-based rate-making proposal, supported by approved with an allowed RoE of 9.5% on an equity ratio of 53%. performance incentive metrics and scorecard metrics. Additionally, Compared to our revenue request of $87 million, the Department in the light of Massachusetts’ aggressive climate change policies, allowed an increase of $56 million. As expected, this outcome has been we have proposed the second phase of our Electric Vehicle (EV) adjusted by $44 million, primarily reflecting the lower US tax rate programme. In this, we will increase the availability of EV charging resulting from the passage of the Tax Cuts and Jobs Act of 2017 (Tax throughout Massachusetts and expand an energy storage programme Reform). The lower US corporate income tax rate from 35% to 21% that is designed to install approximately 14 MW of storage to support resulted in a net revenue increase of $12 million. our distribution system. MADPU held evidentiary hearings from 29 April to 24 May 2019. An order is expected by 30 September 2019. Gas System Enhancement Programmes (GSEP) Statewide assessment of gas pipeline safety On the gas side, on 30 April 2018, MADPU approved our recovery of approximately $67 million. This related to $241 million of anticipated In December 2017, MADPU hired an independent auditor to perform investments in 2018 under an accelerated pipe replacement an assessment of gas pipeline safety in the Commonwealth of programme, through rates effective from May 2018 to April 2019. Due Massachusetts. The independent auditor had requested information to the application of the GSEP revenue cap, we were required to defer from, and held meetings with, us and the other local distribution recovery of an additional $2.2 million of the 2018 revenue requirement. companies in Massachusetts. We have provided all the information This delay was until the Boston Gas and Colonial Gas rate case with requested. A preliminary oral report from the auditor is expected, new rates effective from 1 October 2018. which is to include recommendations for the next phase of the audit. Grid modernisation and smart energy solutions Tax Cuts and Jobs Act – the impact on Massachusetts jurisdiction In response to a 2014 regulatory requirement, we filed a Massachusetts In February 2018, MADPU initiated docket D.P.U. 18-15 to investigate electricity grid modernisation plan on 19 August 2015. This proposed the impact of the Federal Tax Act on the rates of the investor-owned multiple investment options aiming to further MADPU’s goals to reduce electric, gas and water utilities in Massachusetts. the effect of outages, optimise demand, integrate distributed resources and improve workforce and asset management. The Department ordered each company, as of 1 January 2018, to account for revenues associated with the difference between the We presented a range of investment options for MADPU to consider, previous and current corporate income tax rates. It also required them with investment levels over five years ranging from $238.6 million to to establish a regulatory liability for recovery in rates where excess $792.9 million. MADPU established criteria that, if met, would allow the accumulated deferred income taxes resulted from the lower federal capital costs from the plan to be recovered through a separate capital corporate income tax rate. The utilities were directed to file plans for recovery mechanism. MADPU initiated its review of our plan in April 2016 refunding these amounts by 1 May 2018, with an expectation that a and hearings were held in May 2017. prospective rate reduction would go into effect by 1 July 2018. We received an order from MADPU approving the proposed grid-facing Based on our initial filing on 1 May 2018, by Order dated 29 June investments on 10 May 2018, but MADPU did not approve the proposed 2018 (Order D.P.U. 18-15-A), the Department directed our electric customer-facing investments at that time. The MADPU preauthorised a companies (Massachusetts Electric and Nantucket Electric) to: budget of up to $82 million for the years 2018 to 2020 for the grid-facing • prospectively reduce rates effective 1 July 2018; and investments and approved the separate recovery mechanism for both • reduce the annual target revenue in the electric revenue decoupling capital, operations and maintenance expenditures. We are in the mechanism (RDM) by $28 million, subsequently corrected to process of implementing our grid modernisation plan and will be making approximately $26 million. annual cost recovery and annual update filings in conjunction with the plan, respectively in March and April of each year. MADPU stated it MADPU allowed our gas companies (Boston Gas and Colonial Gas) to would open an additional investigation to examine whether there were defer the effect of the tax reduction until new rates resulting from its then cost-effective ways to make the customer-facing investments but are yet pending rate case became effective on 1 October 2018. At this time, we to open the investigation. From 1 January 2015 to 31 December 2018, were directed to refund the three-month tax savings deferral (from 1 July we also operated a Smart Energy Solutions pilot with approximately to 1 October) to customers over one year. We, together with several 15,000 customers in Worcester, Massachusetts. This pilot has allowed other Massachusetts utilities, opposed the Department’s directive to us to deploy, test and learn from technologies similar to those proposed calculate and issue refunds for the period from 1 January 2018 to 30 in the grid modernisation plan, including smart meters, demand June 2018 on the grounds that the refunds would violate the prohibition response, an integrated communication system and advanced against retroactive rate-making. The Department, therefore, deferred distribution automation. ruling on the issue of retroactive refunds until a later date. 203

National Grid Annual Report and Accounts 2018/19 Additional Information The business in detail continued On 21 December 2018, MADPU issued an order requiring all Solar Massachusetts Renewable Target programme utilities to begin crediting in rates the amortisation of excess deferred On 26 September 2018, the Department approved a petition jointly federal income taxes. This requirement was to the extent that such filed by the Massachusetts electric distribution companies, including amortisation was not already included in base distribution rates, due to Massachusetts Electric Company and Nantucket Electric Company, factors associated with certain reconciling mechanisms and a separate to offer their customers a new solar programme. Following state factor for the amortisation of the remaining amounts. The Department’s legislation enacted in 2016, the Solar Massachusetts Renewable order on its legal authority to order retroactive refunds was issued on Target (SMART) programme is required by state regulations issued by 15 February 2019, and the Department determined refunds for the DOER. The programme’s objective is to develop a further 1,600 MW period from 1 January to 30 June 2018 would not be appropriate. The of customer-based solar power. It aims to do this by providing on-bill Attorney General has moved for clarification and reconsideration of credits and incentive payments, directly from the Company to the the Department’s order, and for an extension of the period in which customer, at a lower cost than previous programmes. In consultation to appeal the decision to the Massachusetts Supreme Judicial Court. with DOER, our SMART programme team has been finalising the implementation details and the first enrolments of projects under Electric Vehicle Market Development Programme SMART are expected any day. On 13 February 2017, Massachusetts Electric Company and Nantucket Electric Company filed a supplemental petition with New York MADPU. This petition was for approval of the Electric Vehicle Market Downstate New York 2019 rate cases Development Programme (EV Programme) and a tariff to recover the EV Programme’s costs and performance incentive (EV Programme KEDNY and KEDLI filed a rate case with the NYPSC on 30 April 2019 Provision). Specifically, the companies proposed to increase the seeking to increase delivery revenues by $236.8 million and $49.4 development of charging stations in their service territory over a million, respectively, for the 12 months ending 31 March 2021. three-year period by assisting site hosts with design, construction The companies filed three additional years of data to facilitate the and funding of infrastructure to support charging stations. On 10 possibility of a multi-year settlement. New rates are expected to September 2018, MADPU approved our EV Programme, with certain come into effect on 1 April 2020, subject to NYPSC approval. We modifications. The Department also allowed us to earn a performance aim to update our allowed revenues to more closely reflect our cost incentive based on the number of charging stations in use as a result of service. Our current rate plan will be applicable until we file this of the EV Programme. The Department approved our ability to seek rate case and it is approved. recovery of the programme’s incremental costs and performance incentive through an annual reconciling charge. Our tariff is pending New York regulatory audits approval from the Department. The total allowed cost, including a Under the New York Public Service Law, the NYPSC is required to performance incentive, is approximately $20 million. conduct periodic audits of various aspects of public utility activities. In 2018 the NYPSC initiated a comprehensive management and MA large-scale renewable contracts/clean energy contracts operations audit of our three New York regulated businesses. New In 2018, pursuant to state legislation enacted in 2016, our York law requires periodic management audits of all utilities at least Massachusetts electric distribution companies, Massachusetts once every five years. Electric and Nantucket, filed with MADPU a request for approval of one long-term contract for hydroelectric generation from Canada (including National Grid’s New York regulated business last underwent a New associated transmission of approximately 1,200 MW) and for approval York management audit in 2014 and 2015, when the NYPSC audited of one long-term contract for offshore wind energy generation our New York gas business. (approximately 800 MW) from a project to be located on the outer continental shelf. The audit will be process-oriented and forward-looking; it will present opportunities to obtain feedback on how to improve customer service Both contracts were jointly and competitively solicited in 2017 by all and meet regulatory expectations. Areas of focus are likely to include of the Massachusetts electric distribution companies in consultation the traditional audit areas of corporate governance, budgeting and with the Department of Energy Resources (DOER) and an independent finance, customer, work management and long-term planning. evaluator. Hearings on the contract for hydroelectric generation Organisation design, information systems and gas safety are also concluded in early 2018, and briefs were submitted in late March and likely to feature. A final audit report is expected in September 2019. early April. While MADPU has no specific deadline to approve the hydroelectric generation contract, it will not become effective without Tax Cuts and Jobs Act of 2017 regulatory approval. In April 2019, MADPU approved the contract for In response to the Tax Act, the NYPSC initiated a generic open offshore wind energy generation. Also, to satisfy the requirements of proceeding to solicit comments on the Tax Act’s implications. It also the 2016 legislation seeking to procure a total of 1,600 MW of offshore places New York utilities on notice of the NYPSC’s intent to protect wind energy generation, another competitive solicitation for generating ratepayers’ interests and ensure that any cost reductions from the offshore wind energy is expected before the end of 2019. changes in federal income taxes are preserved for customer benefit. On 9 August 2018, the NYPSC approved the proposals of our New York utilities regarding treatment of Tax Act benefits. 204

National Grid Annual Report and Accounts 2018/19 Additional Information | The business in detail Specifically, the NYPSC agreed that the treatment of tax benefits by Under the proposal, Niagara Mohawk would begin the six-year Niagara Mohawk, as described in the joint proposal approved by the implementation of AMI with two years of process development and NYPSC in March 2018, should continue. The NYPSC also agreed with back-office system installation. This project would be followed by a the proposal that KEDNY and KEDLI should implement a sur-credit, four-year phased replacement of approximately 1,690,000 electric AMI effective 1 January 2019, to: meters and approximately 640,000 gas modules. In total, the Company • return prospective tax savings to customers; anticipates the project to cost $106.45 million (20-year nominal value), representing a significant capital investment that will modernise • moderate the impacts of scheduled rate increases; and customer- and grid-facing components of the distribution system. A • use the 2018 deferred tax benefits and the amortisation of excess 60-day public comment period commenced on 2 January 2019, and accumulated deferred federal income tax balances as a rate the proposal currently remains under Commission review. moderator when base rates are next revised. Reforming the Energy Vision The return of a deferred tax balance liability in the amount of $587 In April 2014, the NYPSC instituted the Reforming the Energy million will be made over an average period of up to 50 years. It is Vision (REV) proceeding, which envisions a new role for utilities as expected to benefit our operating profit and cash flow in the long term. distributed system platform (DSP) providers that create markets for These items are expected to flow through the income statement in the distributed energy resources (DER) and integrate DER more fully in medium term, having a negative impact on operating profit that we distribution system operations and planning. The REV proceeding’s expect to be more than offset by the full-year impact of the lower tax objectives include: charge. • enhanced customer energy choices and control; NY street light sales • improved electricity system efficiency, reliability and resilience; and In response to customer interest and legislative action, Niagara • cleaner, more diverse electricity generation. Mohawk agreed to a process for selling its street lighting assets to interested municipalities during the three-year term of the rate plan. The NYPSC issued an order on 19 May 2016 addressing rate-making This transaction was part of the joint proposal approved by order of the and utility revenue model policy framework issues under REV, including: NYPSC in March 2018. We currently own more than 200,000 such • rate-making reform; street lights that could be subject to the asset sales mechanism. To complete a sale, we and the customer must first execute a purchase • earnings opportunities (platform service revenues and earning and sales agreement, which is then subject to NYPSC review and adjustment mechanisms (EAMs)); approval. The Commission has approved one such transfer to date, • competitive market-based earnings; with five additional sales pending approval. • customer data access; One pending petition: the sale of street lights to the City of Albany • non-wires alternative solutions to displace or defer traditional capital represents more than 10,000 lights. investment; • standby service tariff enhancements; NY advanced metering infrastructure • opt-in rate design (time-of-use rates, smart home rate pilots); As set out in the joint proposal, Niagara Mohawk launched an • enhancements to large customer demand charges; advanced metering infrastructure (AMI) collaborative process with stakeholders in April 2018. The Company held eight formal • scorecard metrics; and collaborative meetings over the following four months, in which 17 • mass market rate design. stakeholder groups participated, with the goal of refining and updating the Company’s AMI proposal. On 15 November 2018, Niagara Mohawk We filed our initial Distributed System Implementation Plan (DSIP) with filed its AMI implementation plan report with the NYPSC, incorporating the NYPSC on 30 June 2016. This identified incremental investments in the work completed through the collaboration. utility infrastructure necessary for developing within the first five years: • DSP capabilities; The proposal represents a once-in-a-generation opportunity to address asset condition improvements in a manner that can deliver • market enablement and operations; increased benefits for customers, the environment and shareholders • advanced metering functionality; alike. As well as anticipated reductions in greenhouse gas emissions, • grid modernisation; and the benefits include: • cyber security and privacy measures. • greater customer choice and control over energy use; • improved modelling, load forecasting and capital investment planning; and • increased system efficiency; operational efficiencies for outage response and remote connect/disconnect capabilities. 205

National Grid Annual Report and Accounts 2018/19 Additional Information The business in detail continued The DSIP needs to be updated and filed with the NYPSC every two In addition, it authorised the further reallocation of funds from years. The NYPSC subsequently extended the 2018 filing date to uncommitted System Benefits Charge (SBC), Energy Efficiency 31 July 2018, and we filed our 2018 DSIP update with the NYPSC on Portfolio Standard (EEPS) and/or Renewable Portfolio Standard that date. The update provides detailed information about our planned (RPS) funds to pay for 2018 CES administrative costs. All unspent DSP implementation over the five-year period ending 31 July 2023. compliance funds are to be reallocated rather than returned to LSEs It includes: during the annual reconciliation process, as proposed by NYSERDA. • a report on DSP actions and progress since the initial DSIP filing As a result of this reallocation, there was no need to collect additional in 2016; funds for the 2018 compliance period. On 16 November 2018, the NYPSC issued an order approving NYSERDA’s proposed 2019 • a description of the Company’s plans to develop necessary compliance period programme budgets. It also authorised the tools, policies, processes, resources and standards; reallocation of $562,149 in remaining funds from the authorised • identification of available tools and information for REV developers budgets in the 2017 compliance period. This was to cover a portion and other third parties to aid understanding of the Company’s of the administrative costs for both the Renewable Energy Standard system needs and potential business opportunities; and (RES) and ZEC programmes for the 2019 CES compliance period. • a description of how the Company’s planning and implementation Additionally, the NYPSC directed the reallocation of additional efforts are organised and managed to support DER integration. uncommitted SBC, EEPS and/or RPS funds, totalling $8,040,048, to cover the remaining 2019 RES and ZEC administrative costs. Two recent initiatives adopted by the NYPSC are designed to increase dramatically New York’s energy efficiency and energy storage targets In pursuit of the offshore wind energy development goal of 2,400 MW to combat climate change. The new energy-efficiency target for by 2030, NYSERDA launched the first step by calling for the investor-owned utilities will more than double utility energy-efficiency competitive procurement of 800 MW of offshore wind renewable progress by 2025, which is equivalent to the energy consumed by 1.8 energy certificates. The NYPSC authorised this tender in its 12 July million New York homes. The energy storage initiative sets New York 2018 Order Establishing Offshore Wind Standard and Framework for on a trajectory to achieve 1,500 MW of storage by 2025, enough Phase 1 Procurement. NYSERDA’s solicitation was issued in April 2019 electricity to power 1.2 million homes and up to 3,000 MW of with initial submissions due in June 2019. storage by 2030. NY gas pipeline safety The NYPSC approved the electric and gas rate plan joint proposal in Recent industry events have focused attention on various aspects of March 2018, including investments related to grid modernisation, cyber gas safety in New York and other jurisdictions. Following the Columbia security and new electricity and gas products and services. It also sets Gas event in Massachusetts, New York regulators considered the likely out a process to progress AMI in Upstate New York. The joint proposal contributing factors to that incident and opportunities to mitigate also includes outcome-based EAMs to target energy and system potential risks. We are participating in statewide proceedings to efficiency, carbon reductions and customer engagement. implement safety improvements and working with New York regulators to resolve enforcement actions. Clean Energy Standard (CES) The NYPSC issued an order on 1 August 2016 to adopt a CES, Rhode Island consistent with the State Energy Plan, that 50% of New York’s Electric and gas infrastructure, safety and reliability (ISR) plans electricity is to be generated by renewable sources by 2030. State law provides our Rhode Island electric and gas operating This instruction is part of a strategy to reduce greenhouse gas divisions with rate mechanisms that allow us to recover capital emissions by 40% by 2030 and by 80% by 2050. investment, including a return. It also enables the recovery of certain expenses outside base rate proceedings through the In particular, the CES established: submission of annual electric and gas ISR plans designed to improve • obligations on load serving entities (LSEs) to financially support new the safety and reliability of the electric and gas distribution systems. renewable generation resources that serve their retail customers through Renewable Energy Credits (RECs); and The Rhode Island Public Utilities Commission (RIPUC) approved the • obligations to financially support existing at-risk nuclear generators fiscal year 2020 gas and electric ISR plans on 19 March 2019. The through the purchase of zero-emissions credits (ZECs). electric ISR plan encompasses a $101.8 million spending programme for capital investment as well as $11.5 million for operating and The first REC and ZEC compliance years under the CES began maintenance expenses for vegetation management and inspection respectively on 1 January 2017 and 1 April 2017. On 16 March 2018, and maintenance. The gas ISR plan encompasses $162.5 million the NYPSC approved the New York State Energy Research and for capital investment. Development Authority’s (NYSERDA) 2018 compliance period programme budgets. It also authorised the reallocation of previously Rhode Island combined gas and electric rate case approved but unspent funds from the 2017 compliance period. On 27 November 2017, we filed a one-year rate plan (but submitted two additional years of data to facilitate a multi-year settlement) for our Rhode Island electric distribution and gas businesses. 206

National Grid Annual Report and Accounts 2018/19 Additional Information | The business in detail On 16 August 2018, we filed an amended settlement agreement Rhode Island Aquidneck Island gas service interruption setting out a comprehensive three-year rate plan for our electric On 21 January 2019, we suffered a significant loss of gas supply to the and gas businesses, to take effect from 1 September 2018. The distribution system that serves our customers on Aquidneck Island in rate plan includes: Rhode Island. As a result we made the decision to interrupt the gas • a 9.275% RoE and 51% equity ratio; service to the Aquidneck Island system to protect the safety of our • cumulative combined electric and gas revenue increases of $19.9 customers and the public. Overall, approximately 7,500 customers lost million (rate year 2019), $18.0 million (2020) and $8.4 million (2021); their gas service. The event is currently under summary investigation by the Rhode Island Division of Public Utilities and Carriers (Division) to • funding for IT investment, staffing level increases to meet our electric determine if it believes there are grounds to open a formal investigation. and gas work plans over the next three years, projects and On 28 February 2019, the RIPUC opened a docket to investigate and programmes to support the Rhode Island Power Sector determine the causes of the January loss of gas utility service on Transformation Initiative – this includes investments in advanced Aquidneck Island. In addition, the Rhode Island Office of Attorney metering functionality, grid modernisation, electric vehicle General has sent us a letter to preserve evidence, which is an infrastructure and two storage demonstration projects; and indication of intent to investigate. We have also received enquiries from • funding for a performance incentive mechanism for system efficiency. the Federal Energy Regulatory Commission and Pipeline and Hazardous Materials Safety Administration that may initiate The revenue increases reflect an estimate of the impact of changes to investigations. National Grid and our natural gas supplier – Algonquin the federal corporate tax rate. It also takes into account bonus Gas Transmission, LLC, which is owned by Enbridge, Inc. – have also depreciation that is subject to true-up at the end of calendar year 2018. been named in two class action lawsuits related to this event. We The RIPUC approved the terms of the amended settlement agreement have also received thousands of claims related to the incident and on 24 August 2018. anticipate that more claims will be filed. Power Sector Transformation (PST) Initiative Tax Cuts and Jobs Act 2017 – Rhode Island jurisdiction impact In December 2016, the National Governors Association selected Rhode An open proceeding in Rhode Island is currently underway to address Island as one of four states to participate in a 16-month collaborative the treatment of any tax savings for our Narragansett Electric effort with state agencies and key stakeholders, including the Company. customers prior to the effective date for the new base rates that were This team effort, known as the Power Sector Transformation Initiative, reset through the November 2017 rate case filing. In January 2019, we aims to develop a state action plan for modernising the electric power filed a settlement agreement with the RIPUC to prospectively refund sector and integrating clean energy. It resulted in a Phase One Report the tax savings in full, starting this autumn. We are awaiting a decision being delivered to Governor Raimondo in November 2017. We filed our by the RIPUC. combined electric and gas distribution rate case at around the same time. As part of the amended settlement agreement in the rate case, Rhode Island large-scale renewable contracts we received funding for certain investments to support the PST Initiative. On 7 February 2019, the Company’s Rhode Island electric distribution The amended settlement agreement also established the PST Advisory company, The Narragansett Electric Company, filed with RIPUC for Group, a stakeholder group that we chair. It reviews progress of, approval of a long-term contract to generate offshore wind energy and provides input into, all PST components of the rate plan, including generation from an approximately 400 MW project that will be located grid modernisation, advanced meter functionality (AMF), electric on the outer continental shelf. This contract is a voluntary obligation transportation, storage and performance incentive mechanisms. It also consistent with Governor Raimondo’s 1,000 MW clean energy goal provides guidance and prioritisation to support the successful delivery for Rhode Island. The bid was submitted in response to the of the components as a holistic suite. The PST Advisory Group and Massachusetts solicitation for offshore wind energy generation, sub-committee meetings have commenced and are ongoing. which is shared with Rhode Island. RIPUC has 120 days to review the petition, and hearings have been scheduled for late April and On 20 February 2019, we released a request for proposal (RFP) for early May 2019. an up to 250kW-2hr Behind the Meter energy storage system. We are also in the process of developing the RFP for a second storage demonstration project, consisting of an approximate 500kW-3hr Front of the Meter energy storage system. We plan to file an updated business case for AMF to request approval for full deployment of meters, together with a Grid Modernisation Plan, with the RIPUC in fiscal year 2020. 207

National Grid Annual Report and Accounts 2018/19 Additional Information The business in detail continued Federal Energy Regulatory Commission Tax Cuts and Jobs Act – FERC jurisdiction impacts Complaints on New England transmission allowed RoE On 15 March 2018, FERC initiated multiple proceedings intended to In September 2011, December 2012, July 2014 and April 2016, a adjust FERC-jurisdictional rates to reflect the corporate tax changes series of four complaints was filed with Federal Energy Regulatory resulting from the reduction in the corporate tax rate. Relevant initiated Commission (FERC) against certain transmission owners, including proceedings are a Notice of Inquiry (NOI) seeking comments on the our New England electricity transmission business. These complaints effects of the Tax Act on all FERC-jurisdiction rates and a Notice of aimed to lower the base RoE, which FERC had authorised at 11.14% Proposed Rulemaking (NOPR) issued as a result of the NOI. In prior to the first complaint. FERC issued orders resolving only the first response to the FERC NOI, we had made recommendations designed complaint, with the last order in March 2015, lowering the base RoE to mitigate the cash flow impacts of the expected refunds. These to 10.57%. A number of parties, including the Company, appealed included providing flexibility regarding: FERC’s order on the first complaint to US federal court. On 14 April • the methods used to refund Accumulated Deferred Income Tax 2017, the court vacated FERC’s order and remanded the first complaint to customers; and back to FERC. This required FERC to reconsider the methodology it • the time period of the flow back. adopted in its order. On 5 June 2017, the New England Transmission Owners (NETOS), including the Company, submitted a filing to FERC In the NOPR, FERC proposes to give the flexibility we proposed. to document the reinstatement of their transmission rates that had Comments on the NOPR were due on 22 January 2019 and FERC been in effect at 15 October 2014. FERC denied this filing and stated will issue a final rule on an undetermined date. that, until further notice, the base RoE in New England must remain at the filed rate of 10.57%. On 16 October 2018, FERC issued a Preliminary Order Directing Brief on our four New England RoE complaints. In this, FERC proposes a new methodology for determining whether an existing RoE remains just and reasonable and also for determining a new RoE where an existing RoE is found to be unjust and unreasonable. FERC also proposes to set the base RoE in New England at 10.41% with a 13.08% cap on incentives. Briefs were due in January 2019 and responses to the briefs were filed on 8 March 2019. FERC is under no deadline to act on the briefs and it is too early to determine when or how FERC will come to a decision. Formula Rate 206 proceeding On 28 December 2015, FERC initiated a proceeding under Section 206 of the Federal Power Act. It found that ISO-New England Transmission, Markets, and Services Tariff is unjust, unreasonable and unduly discriminatory or preferential. FERC found that ISO-NE’s tariff lacks adequate transparency and challenge procedures regarding the formula rates for ISO-NE Participating Transmission Owners (ISO-NE PTOs). In addition, the Commission found that the ISO-NE PTOs’ current Regional Network Service and Local Network Service formula rates appear to be unjust, unreasonable, unduly discriminatory or preferential, or otherwise unlawful. FERC explained that the formula rates appear to lack sufficient detail to determine how certain costs are derived and recovered in the formula rates. Accordingly, FERC established hearing and settlement judge procedures. Several parties are active in the proceeding, including FERC staff, various interested consumer parties, New England States Committee on Electricity (NESCOE), and several municipal light departments. In August 2018, the parties to the proceeding agreed to the terms of a settlement and subsequently filed the proposed settlement with the settlement judge in the proceeding. It was opposed by certain municipal parties, making it a contested settlement. On 5 November 2018, the settlement judge reported the contested settlement to FERC, which will have to approve the settlement but is under no time obligation to act. 208

National Grid Annual Report and Accounts 2018/19 Additional Information | The business in detail Summary of US price controls and rate plans ‡ † § ◊ 2015 2016 2017 2018 2019 2020 2021 Rate base Mar(31 2019) Equity-to-debt ratio Allowed Return Equity on Achieved Return Equity on Mar(31 2019) Revenue decoupling tracker Capital Commodity- related bad debt true-up Pension/OPEB true-up New York Niagara Mohawk1 $5,358m 48:52 9.0% 9.4% P P Public Service (upstate, electricity) Commission Niagara Mohawk $1,266m 48:52 9.0% 9.8% P P (upstate, gas) KEDNY (downstate)2 $3,711m 48:52 9.0% 6.2% P P P KEDLI (downstate)3 $2,630m 48:52 9.0% 9.4% P P P Massachusetts Massachusetts Department of Electric/Nantucket $2,564m 51:49 9.9% 7.8% P Public Utilities Electric4 Massachusetts Gas $2,761m 50:50 9.5% 7.4% P Rhode Island Narragansett Electric $779m 51:49 9.28% 10.7% P Public Utilities Commission Narragansett Gas $887m 51:49 9.28% 4.7% P Federal Energy Narragansett $744m 50:50 10.57% 11.3% n/a n/a Regulatory Canadian Commission $79m 100:0 13.0% 13.0% n/a n/a Interconnector New England Power $1,630m 66:34 10.57% 11.0% n/a n/a Long Island Generation $454m 47:53 9.9% 14.2% n/a n/a 1. Both transmission and distribution, excluding stranded costs. Rate filing made   Feature in place 2. KeySpan Energy Delivery New York (The Brooklyn Union Gas Company). 3. KeySpan Energy Delivery Long Island (KeySpan Gas East Corporation). New rates effective P  Feature partially in place 4. The chart shows the anticipated date rates are to be in effect. Rate plan ends Rates continue indefinitely Multi-year rate plan †Revenue decoupling §Commodity-related bad debt true-up A mechanism that removes the link between a utility’s revenue and A mechanism that allows a utility to reconcile commodity-related bad sales volume so that the utility is indifferent to changes in usage. debt to either actual commodity-related bad debt or to a specified Revenues are reconciled to a revenue target, with differences billed commodity-related bad debt write-off percentage. For electricity or credited to customers. Allows the utility to support energy efficiency. utilities, this mechanism also includes working capital. ‡Capital tracker ◊Pension/OPEB true-up A mechanism that allows the recovery of the revenue requirement A mechanism that reconciles the actual non-capitalised costs of of incremental capital investment above that embedded in base pension and OPEB and the actual amount recovered in base rates. rates, including depreciation, property taxes and a return on the The difference may be amortised and recovered over a period or incremental investment. deferred for a future rate case. 209

National Grid Annual Report and Accounts 2018/19 Additional Information Task Force on Climate-related Financial Disclosures (TCFD) National Grid has committed to implementing the recommendations Future intent of the Financial Stability Board’s Task Force on Climate-related In view of the centrality of decarbonisation of electricity and heat Financial Disclosures in full, and below we include our second set to our day-to-day operations, we believe we have a good base level of disclosures following on from our initial disclosure in 2017/18. of experience and knowledge within senior management (including at Board and Executive levels). However, we are not complacent In February 2019, the Executive Committee considered the current and the Executive Committee will review and consider our position status of compliance with TCFD and three key areas where further and any plans for enhancement, later in 2019. work is planned in the next 12 months: a) ensuring senior leadership has an appropriate understanding What are the risks and opportunities from climate change? of the risks and opportunities associated with climate change; We consider risks and opportunities in terms of physical and transition b) the use of climate-related scenarios to inform our strategy (and risks. Reports concerning our UK operations under the 2008 Climate disclosure of the possible outcomes under those scenarios); and Change Act were released in 2010 and updated in 2016. c) the development of metrics and targets to assess performance, and influence decision-making and remuneration. Physical risks In the short term, physical risks are most relevant, and we are principally The Audit Committee also considered our progress to date in focused on the risks from weather-related events in the US, and March 2019. We continue to engage with investors, peers and flooding events (in both the UK and US). other stakeholders and welcome feedback on these disclosures. • Weather-related events in the northeastern US: Storm How do we approach the governance of climate-related risks planning and preparation is core to what we do, given they are an and opportunities? increasingly regular feature of autumn, winter and spring seasons The Board of Directors is responsible for the oversight of climate- and the impact on our customers and other operating activities is related risks and opportunities impacting the Group. Our Group risk significant. These activities are principally focused on our electric register contains a strategic risk around disruptive forces, which businesses (with above-ground wiring). However, we have also includes climate change. experienced impact within our gas distribution business since extreme temperatures can impact gas supplies throughout the Examples of relevant Board discussions in the last 12 months include: continental pipeline network. As noted in the financial review, this year we incurred over $100 million of local and major storm costs, i) understanding impact on electricity networks of decarbonisation the majority of which are recoverable under our rate plans. of transport and National Grid’s role in advancing the build-out of Significant storm hardening activities for gas assets continue on electric vehicle charging infrastructure; Long Island and in New York City as a key element of our response ii) strategic intent to enter large-scale renewables, directing capital following hurricane Sandy. towards build-out of low carbon energy systems, and we have • Flood defence (UK and US): In the UK, at 31 March 2019, we recently announced our first acquisition (Geronimo Energy) due had invested £88 million in flood defences and expect to invest to close later this year; additional amounts in RIIO-T2. The National Flood Resilience Review iii) continual challenge and review of investment into UK (NFRR) carried out in 2016 and agreed by government has resulted interconnectors and US competitive transmission, which help in flood resilience investment works being developed to cover over provide the flexibility critical to managing a high-renewables 100 sites in line with a sector-wide response to flooding. This is electricity system; and supported by assessment of further sites with increasing exposure iv) discussions on future of heat and National Grid’s role in advancing of assets to geo-hazards resulting from climate change, sea level heat decarbonisation pathways, with a focus on the consumer. rise, changes to rainfall patterns and secondary impacts from increased flooding and surface water issues. In the US, Flood How does the Board delegate responsibility for day-to-day Contingency Plans (FCPs) are being developed for our most operational activity? at-risk US substations and extreme weather is considered the ‘new normal’. Our coastal substations are being built and maintained Responsibility for asset investment and maintenance planning is to elevated levels in response to an increased risk of flooding. delegated to the Executive Committee and onto the core regulated businesses, each of which operate robust investment appraisal and • Other potential physical risks: We are investigating other review processes. potential risks such as the impact of rising temperatures and widening temperature ranges on the performance and operation In the case of National Grid Ventures, responsibility for new of the equipment on our networks. Disruption to our global supply investments up to £250 million has been delegated to the Group chain (continuity of supply) is recognised as a key risk within our Investment Committee, chaired by the Group CEO. This Committee global procurement division’s risk register. also oversees investments made by National Grid Partners, which over the last 12 months have included a number of early stage Transition risks and opportunities innovative businesses working at the forefront of climate change • Decarbonisation: Facilitating the transition to a low carbon impacts as they concern utilities. economy is central to our purpose as a business and the Strategic Report on page 41 sets out certain key actions in relation to What is the oversight process for climate change related decarbonisation and decentralisation. risks and opportunities? • Electricity grid reliability and peak capacity: Our principal The Safety, Environment and Health Committee (SEH Committee) focus is around ensuring that our electricity network is able to is responsible for assessing how the Company adapts its business actively support and contribute to a future where demand for and in light of climate change. supply of electricity are ever changing. With growth in renewables increasing intermittency on the network, and electrification of The SEH Committee does not have a remit to consider the financial transport and heat likely, we are working with our stakeholders to implications of climate change. The Audit Committee remains ensure that grid reliability is understood, managed and planned at responsible for reviewing and approving the content of our TCFD appropriate levels. Even with increased decentralisation of electricity, disclosures and will take an increasingly active role in overseeing our long-term analysis demonstrates a key role for Electricity disclosures around metrics and targets. A paper summarising Transmission in the UK in a range of scenarios that meet the our progress in our journey towards full compliance with the UK’s 2050 climate change goals. recommendations was considered at the March 2019 Audit Committee meeting. 210

National Grid Annual Report and Accounts 2018/19 Additional Information | Task Force on Climate-related Financial Disclosures (TCFD) • Electric vehicles: As we enter the key phase of discussion and How do we use scenarios? negotiation around the RIIO-T2 Framework for our UK transmission Our long-term investment plans in the UK draw on forecasts from the businesses, the role of electric vehicles and the associated electric System Operators’ Future Energy Scenarios publications (available on charging infrastructure in the UK is an area where we will continue our website), which provide credible pathways for the future of energy to develop and evolve our strategy. For example, we are working supply in Great Britain out to 2050. with the UK Government on a build-out of fast-charging stations across UK highways to meet this demand, and ensure EVs can The scenarios are the starting point for our regulated long-term always find somewhere to charge, quickly. investment, as well as a reference point for other reports, such as the Gas Ten Year Statement, Electricity Ten Year Statement and In the US, we are building an EV charging infrastructure, and to date, the System Operability Framework. Our UK transmission businesses we have installed and manage 150 publicly accessible charging use this information to inform their long-term scenarios which are stations. We have filed a proposal with the MADPU to build nearly used to refine capital investment plans. The key inputs concern 18,000 charging ports by 2025 to reduce emissions in the demand assumptions (contemplating EVs), generation assumptions transportation sector. (with particular views around offshore wind, interconnectors, gas, • Energy-efficiency programmes: Across Massachusetts, Rhode nuclear and transmission connected energy storage). Island and New York our various energy-efficiency programmes (which range from installing wifi-controlled thermostats for residential In the US, our long-term investment decisions are informed by internal customers to complex heating and lighting retrofits for commercial and stakeholder views on the impact of changing environmental buildings) contributed to an estimated reduction in electricity conditions and customer needs, and we also consider the range of consumption of 1.2 million megawatt hours and a 36 million therm possible regulatory and policy responses. Our regulators in New York reduction in gas consumption, lowering CO2 emissions by more than are encouraging new incentive opportunities as part of their Reforming 800,000 tonnes. the Energy Vision (REV) proceedings and in 2016, we prepared an • Facilitating zero carbon operation of the GB electricity Electric and Gas Grid Resiliency Plan as well as a Distributed System system: In April 2019, NGESO announced its ambition to transform Implementation Plan (DSIP) for the electric system. the operation of the electricity system by 2025. Our goal is to be able to operate the system safely and securely at zero carbon whenever Future intent there is sufficient renewable generation online and available to meet We are currently developing our detailed scenario analysis and in future the total national load. TCFD disclosures we will provide more information on the outcomes • Future of heat: The transition to a low carbon economy is and and sensitivities for our key businesses under various scenarios, will continue to change the sources of energy used (e.g. heat pumps including at least one 2-degree scenario. and hybrid solutions), and the way energy is supplied and consumed (e.g. building retrofits to improve energy efficiency). Gas remains What metrics are used to assess these risks and opportunities? core to our strategy in both the UK and US, and we believe it will We recognise that the metrics used to assess the risks and remain central to the energy mix in both countries for decades to opportunities arising from climate change need to consider not just come. In the US, we are working with regulators to understand how the performance of National Grid, but also of the energy systems the pathway to cleaner energy sources will evolve, while in the UK we influence. we are specifically considering how our transmission network can best support a long-term future where potentially hydrogen At present the principal target we have is our commitment to reduce becomes a mainstay of the energy mix. our own Greenhouse Gas emissions by 80% of our 1990 baseline by 2050, with interim targets of a 45% reduction by 2020 and a 70% What is the process for identifying and managing climate reduction by 2030. As set out in the Strategic Report (page 41), we are related risks? making good progress towards achieving this. We recognise that many Our approach to identifying and managing the risks in our business of our peers have now set more demanding targets for greenhouse is set out on page 20, with our principal risks set out on page 21. gas reduction, aligned with a zero-carbon future. The Executive Committee is due to consider the case for a revised emissions Our risk registers typically include risks that are thought possible or reduction target in summer 2019. likely to manifest within the short to medium, rather than longer term. Accordingly, weather-related event risks feature, as do transition risks In our UK electricity business, carbon pricing now forms part of the associated with the decarbonisation of heat and electricity. information used to assess options and sanction our capex, and we will continue to roll out this approach across our business in 2019/20. Risk registers form a key element of our governance framework and drive the agenda, focus and discussions of the various oversight Our sustainable construction programme continues to drive the bodies. There is an increasing focus and debate on climate-related carbon out of our construction projects and we are on track to matters throughout the Group. For example, at a recent risk workshop, reduce the carbon intensity of our construction projects in the UK NGV management discussed the risks and opportunities from climate by 50% by 2020 (from a 2015 baseline). change at different levels of their organisation. Future intent Future intent We plan to set a science-based target for carbon emissions and are Over the last 12 to 18 months the Enterprise Risk Management currently reviewing our 2050 greenhouse gas target. function has facilitated workshops with each of the core business areas to ensure completeness of risk capture. Over the next 12 months The Group has begun work on a programme to assess its total societal we expect to consider whether the individual or combined risks arising impact. Our analysis extends to consider our human capital contribution, from, for example, increased variability in temperature, and/or greater and the role that innovation and reliability play in our wider contribution wear and tear on assets under more extreme conditions, should to society. feature more prominently. The Executive Committee will review the results as part of the regular semi-annual review of Group risks later We plan to identify a number of metrics that measure our wider in 2019 and as part of that discussion will specifically consider whether contribution in a meaningful way, and, as a result, will be used to drive climate change is appropriately reflected. decision making to ensure we can sensibly assess trade-offs between different stakeholders and take actions that benefit society as a whole. We expect to report further progress in next year’s TCFD disclosure. 211

National Grid Annual Report and Accounts 2018/19 Additional Information Internal control and risk factors Disclosure controls Because of its inherent limitations, internal control over financial Working with management, including the Chief Executive and reporting may not prevent or detect misstatements. Also, projections Chief Financial Officer, we have evaluated the effectiveness of the of any evaluation of effectiveness to future periods are subject to the design and operation of our disclosure controls and procedures risk that controls may become inadequate because of changes in as at 31 March 2019. Our disclosure controls and procedures are conditions, or that the degree of compliance with the policies or designed to provide reasonable assurance of achieving their procedures may deteriorate. objectives; however, their effectiveness has limitations, including the possibility of human error and the circumvention or overriding Management’s evaluation of the effectiveness of the Company’s of the controls and procedures. internal control over financial reporting was based on the revised Internal Control-Integrated Framework (2013) issued by the Committee Even effective disclosure controls and procedures provide only of Sponsoring Organizations of the Treadway Commission. Using this reasonable assurance of achieving their objectives. Based on the evaluation, management concluded that our internal control over evaluation, the Chief Executive and Chief Financial Officer concluded financial reporting was effective as at 31 March 2019. that the disclosure controls and procedures are effective to provide reasonable assurance that information required for disclosure in the Deloitte LLP, which has audited our consolidated financial statements reports that we file and submit under the Exchange Act is recorded, for the year ended 31 March 2019, has also audited the effectiveness processed, summarised and reported as and when required and of our internal control over financial reporting. that such information is accumulated and communicated to our management, including the Chief Executive and Chief Financial During the year, there were no changes in our internal control over Officer, as appropriate, to allow timely decisions regarding disclosure. financial reporting that have materially affected, or are reasonably likely to materially affect, it. Internal control over financial reporting Risk factors Our management, including the Chief Executive and Chief Financial Officer, has carried out an evaluation of our internal control over Management of our risks is an important part of our internal control financial reporting pursuant to the Disclosure Guidance and environment, as we describe on pages 20 – 22. In addition to the Transparency Rules sourcebook and Section 404 of the Sarbanes- principal risks listed, we face a number of inherent risks that could have Oxley Act 2002. As required by Section 404, management is a material adverse effect on our business, financial condition, results responsible for establishing and maintaining an adequate system of of operations and reputation, as well as the value and liquidity of internal control over financial reporting (as defined in Rules 13a-15(f) our securities. and 15d-15(f) under the Exchange Act). Any investment decision regarding our securities and any forward- Our internal control over financial reporting is designed to provide looking statements made by us should be considered in the light reasonable assurance regarding the reliability of financial reporting of these risk factors and the cautionary statement set out on the and the preparation of financial statements for external purposes, inside back cover. An overview of the key inherent risks we face in accordance with generally accepted accounting principles. is provided below. Risk factors Potentially harmful activities Aspects of the work we do could potentially harm employees, We are subject to laws and regulations in the UK and US governing health and contractors, members of the public or the environment. safety matters to protect the public and our employees and contractors, who could potentially be harmed by these activities, as well as laws and regulations Potentially hazardous activities that arise in connection with our business relating to pollution, the protection of the environment, and the use and disposal include: the generation, transmission and distribution of electricity; and the of hazardous substances and waste materials. storage, transmission and distribution of gas. Electricity and gas utilities also typically use and generate hazardous and potentially hazardous products and These expose us to costs and liabilities relating to our operations and properties, by-products. In addition, there may be other aspects of our operations that are including those inherited from predecessor bodies, whether currently or formerly not currently regarded or proved to have adverse effects but could become so, owned by us, and sites used for the disposal of our waste. such as the effects of electric and magnetic fields. The cost of future environmental remediation obligations is often inherently A significant safety or environmental incident, or the failure of our safety difficult to estimate and uncertainties can include the extent of contamination, processes or of our occupational health plans, as well as the breach of our the appropriate corrective actions and our share of the liability. We are regulatory or contractual obligations or our climate change targets, could increasingly subject to regulation in relation to climate change and are affected materially adversely affect our results of operations and our reputation. by requirements to reduce our own carbon emissions as well as to enable reduction in energy use by our customers. If more onerous requirements are Safety is a fundamental priority for us and we commit significant resources and imposed or our ability to recover these costs under regulatory frameworks expenditure to process safety and to monitoring personal safety, occupational changes, this could have a material adverse impact on our business, reputation, health and environmental performance, and to meeting our obligations under results of operations and financial position. negotiated settlements. 212

National Grid Annual Report and Accounts 2018/19 Additional Information | Internal control and risk factors Infrastructure and IT systems We may suffer a major network failure or interruption, or may not be Weather conditions can affect financial performance and severe weather that able to carry out critical operations due to the failure of infrastructure, causes outages or damages infrastructure, together with our actual or perceived data or technology or a lack of supply. response, could materially adversely affect operational and potentially business performance and our reputation. Operational performance could be materially adversely affected by: a failure to maintain the health of our assets or networks; inadequate forecasting of Malicious attack, sabotage or other intentional acts, including breaches of our demand; inadequate record keeping or control of data or failure of information cyber security, may also damage our assets (which include critical national systems and supporting technology. This, in turn, could cause us to fail to meet infrastructure) or otherwise significantly affect corporate activities and, as a agreed standards of service, incentive and reliability targets, or be in breach of consequence, have a material adverse impact on our reputation, business, a licence, approval, regulatory requirement or contractual obligation. Even results of operations and financial condition. incidents that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation. Unauthorised access to, or deliberate breaches of, our IT systems may also lead to manipulation of our proprietary business data or customer information. Where demand for electricity or gas exceeds supply including where we do not adequately forecast and respond to disruptions in energy supplies, and Unauthorised access to private customer information may make us liable our balancing mechanisms are not able to mitigate this fully, a lack of supply for a violation of data privacy regulations. Even where we establish business to consumers may damage our reputation. continuity controls and security against threats to our systems, these may not be sufficient. In addition to these risks, we may be affected by other potential events that are largely outside our control, such as the impact of weather (including as a result of climate change and major storms), unlawful or unintentional acts of third parties, insufficient or unreliable supply or force majeure. Law, regulation and political and economic uncertainty Changes in law or regulation, or decisions by governmental bodies Decisions or rulings concerning, for example: or regulators and increased political and economic uncertainty, • the RIIO-T2 price controls; whether licences, approvals or agreements to could materially adversely affect us. operate or supply are granted, amended or renewed; whether consents for construction projects are granted in a timely manner; or whether there has Most of our businesses are utilities or networks subject to regulation by been any breach of the terms of a licence, approval or regulatory governments and other authorities. Changes in law or regulation or regulatory requirement; and policy and precedent, (including any changes arising as a result of the UK’s exit from the European Union), including decisions of governmental bodies • timely recovery of incurred expenditure or obligations; the ability to pass or regulators, in the countries or states in which we operate could materially through commodity costs; a decoupling of energy usage and revenue, and adversely affect us. We may fail to deliver any one of our customer, investor other decisions relating to the impact of general economic conditions on us, and wider stakeholder propositions due to increased political and our markets and customers; the impact of US tax reform; implications of economic uncertainty. climate change and of advancing energy technologies; whether aspects of our activities are contestable; the level of permitted revenues and dividend If we fail to engage in the energy policy debate, we may be unable to influence distributions for our businesses and in relation to proposed business future energy policy and deliver our strategy. development activities, could have a material adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future. For further information, see pages 199 – 209, which explain our regulatory environment in detail. Business performance Current and future business performance may not meet our If we do not meet these targets and standards, or if we are not able to deliver the expectations or those of our regulators and shareholders. US rate plans strategy successfully, we may not achieve the expected benefits, our business may be materially adversely affected and our performance, results Earnings maintenance and growth from our regulated gas and electricity of operations and reputation may be materially harmed and we may be in breach businesses will be affected by our ability to meet or exceed efficiency targets of regulatory or contractual obligations. and service quality standards set by, or agreed with, our regulators. 213

National Grid Annual Report and Accounts 2018/19 Additional Information Internal control and risk factors continued Growth and business development activity Failure to respond to external market developments and execute our We may also be liable for the past acts, omissions or liabilities of companies growth strategy may negatively affect our performance. Conversely, or businesses we have acquired, which may be unforeseen or greater than new businesses or activities that we undertake alone or with partners anticipated. In the case of joint ventures, we may have limited control over may not deliver target outcomes and may expose us to additional operations and our joint venture partners may have interests that diverge operational and financial risk. from our own. Failure to grow our core business sufficiently and have viable options for new The occurrence of any of these events could have a material adverse impact on future business over the longer term or failure to respond to the threats and our results of operations or financial condition, and could also impact our ability opportunities presented by emerging technology or innovation (including for to enter into other transactions. the purposes of adapting our networks to meet the challenges of increasing distributed energy resources) could negatively affect the Group’s credibility and reputation and jeopardise the achievement of intended financial returns. Our business development activities and the delivery of our growth ambition include acquisitions, disposals, joint ventures, partnering and organic investment opportunities, such as development activities relating to changes to the energy mix and the integration of distributed energy resources and other advanced technologies. These are subject to a wide range of both external uncertainties (including the availability of potential investment targets and attractive financing and the impact of competition for onshore transmission in both the UK and US) and internal uncertainties (including actual performance of our existing operating companies and our business planning model assumptions and ability to integrate acquired businesses effectively). As a result, we may suffer unanticipated costs and liabilities and other unanticipated effects. Exchange rates, interest rates and commodity price indices Changes in foreign currency rates, interest rates or commodity In addition, our results of operations and net debt position may be affected prices could materially impact earnings or our financial condition. because a significant proportion of our borrowings, derivative financial instruments and commodity contracts are affected by changes in interest We have significant operations in the US and are therefore subject to the rates, commodity price indices and exchange rates, in particular the dollar-to- exchange rate risks normally associated with non-UK operations including the sterling exchange rate. need to translate US assets, liabilities, income and expenses into sterling (our reporting currency). Furthermore, our cash flow may be materially affected as a result of settling hedging arrangements entered into to manage our exchange rate, interest rate and commodity price exposure, or by cash collateral movements relating to derivative market values, which also depend on the sterling exchange rate into euro and other currencies. Post-retirement benefits We may be required to make significant contributions to fund pension Actual performance of scheme assets may be affected by volatility in debt and other post-retirement benefits. and equity markets. We participate in a number of pension schemes that together cover Changes in these assumptions or other factors may require us to make substantially all our employees. In both the UK and US, the principal schemes additional contributions to these pension schemes which, to the extent they are DB schemes where the scheme assets are held independently of our are not recoverable under our price controls or state rate plans, could materially own financial resources. adversely affect the results of our operations and financial condition. In the US, we also have other post-retirement benefit schemes. Estimates of the amount and timing of future funding for the UK and US schemes are based on actuarial assumptions and other factors, including: the actual and projected market performance of the scheme assets; future long-term bond yields; average life expectancies; and relevant legal requirements. 214

National Grid Annual Report and Accounts 2018/19 Additional Information | Internal control and risk factors Financing and liquidity An inability to access capital markets at commercially acceptable In addition, some of our regulatory arrangements impose restrictions on the interest rates could affect how we maintain and grow our businesses. way we can operate. These include regulatory requirements for us to maintain adequate financial resources within certain parts of our operating businesses Our businesses are financed through cash generated from our ongoing and may restrict the ability of National Grid plc and some of our subsidiaries operations, bank lending facilities and the capital markets, particularly the to engage in certain transactions, including paying dividends, lending cash long-term debt capital markets. and levying charges. Some of the debt we issue is rated by credit rating agencies, and changes to The inability to meet such requirements, or the occurrence of any such these ratings may affect both our borrowing capacity and borrowing costs. restrictions, may have a material adverse impact on our business and In addition, restrictions imposed by regulators may also limit how we service financial condition. the financial requirements of our current businesses or the financing of newly acquired or developing businesses. Our debt agreements and banking facilities contain covenants, including those relating to the periodic and timely provision of financial information by Financial markets can be subject to periods of volatility and shortages of liquidity the issuing entity, and financial covenants, such as restrictions on the level of – for example, as a result of unexpected political or economic events. If we were subsidiary indebtedness. unable to access the capital markets or other sources of finance at commercially acceptable rates for a prolonged period, our cost of financing may increase, the Failure to comply with these covenants, or to obtain waivers of those discretionary and uncommitted elements of our proposed capital investment requirements, could in some cases trigger a right, at the lender’s discretion, programme may need to be reconsidered, and the manner in which we to require repayment of some of our debt and may restrict our ability to draw implement our strategy may need to be reassessed. upon our facilities or access the capital markets. Such events could have a material adverse impact on our business, results of operations and prospects. Some of our regulatory agreements impose lower limits for the long-term unsecured debt credit ratings that certain companies within the Group must hold or the amount of equity within their capital structures, including a limit requiring National Grid plc to hold an investment-grade long-term senior unsecured debt credit rating. Customers and counterparties Customers and counterparties may not perform their obligations. To the extent that counterparties are contracted with for physical commodities (gas and electricity) and they experience events that impact their own ability to Our operations are exposed to the risk that customers, suppliers, banks and deliver, we may suffer supply interruption as described in Infrastructure and IT other financial institutions, and others with whom we do business will not satisfy systems on page 213. their obligations, which could materially adversely affect our financial position. There is also a risk to us where we invest excess cash or enter into derivatives This risk is significant where our subsidiaries have concentrations of receivables and other financial contracts with banks or other financial institutions. Banks who from gas and electricity utilities and their affiliates, as well as industrial customers provide us with credit facilities may also fail to perform under those contracts. and other purchasers, and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions. Employees and others We may fail to attract, develop and retain employees with the As a result, there may be a material adverse effect on our business, financial competencies, including leadership and business capabilities, condition, results of operations and prospects. values and behaviours required to deliver our strategy and vision and ensure they are engaged to act in our best interests. There is a risk that an employee or someone acting on our behalf may breach our internal controls or internal governance framework, or may contravene Our ability to implement our strategy depends on the capabilities and applicable laws and regulations. This could have an impact on the results performance of our employees and leadership at all levels of the business. of our operations, our reputation and our relationship with our regulators Our ability to implement our strategy and vision may be negatively affected and other stakeholders. by the loss of key personnel or an inability to attract, integrate, engage and retain appropriately qualified personnel, or if significant disputes arise with our employees. 215

National Grid Annual Report and Accounts 2018/19 Additional Information Shareholder information Articles of Association Rights, preferences and restrictions The following description is a summary of the material terms of (i) Dividend rights our Articles and applicable English law. It is a summary only and National Grid may not pay any dividend otherwise than out of profits is qualified in its entirety by reference to the Articles. available for distribution under the Companies Act 2006 and other applicable provisions of English law. In addition, as a public company, Summary National Grid may only make a distribution if, at the time of the distribution, the amount of its net assets is not less than the aggregate The Articles set out the Company’s internal regulations. Copies are of its called-up share capital and undistributable reserves (as defined in available on our website and upon request. Amendments to the the Companies Act 2006) and to the extent that the distribution does Articles have to be approved by at least 75% of those voting at a not reduce the amount of those assets to less than that aggregate. general meeting of the Company. Subject to company law and the Ordinary shareholders and American Depositary Share (ADS) holders Articles, the Directors may exercise all the powers of the Company. receive dividends. They may delegate authorities to committees and day-to-day management and decision-making to individual Executive Directors. Subject to these points, shareholders may, by ordinary resolution, We set out the committee structure on page 50. declare dividends in accordance with the respective rights of the shareholders, but not exceeding the amount recommended by the General Board. The Board may pay interim dividends if it considers that The Company is incorporated under the name National Grid plc and National Grid’s financial position justifies the payment. Any dividend or is registered in England and Wales with registered number 4031152. interest unclaimed for 12 years from the date when it was declared or Under the Companies Act 2006, the Company’s objects are became due for payment will be forfeited and revert to National Grid. unrestricted. (ii) Voting rights Directors Subject to any rights or restrictions attached to any shares and to any Under the Articles, a Director must disclose any personal interest in other provisions of the Articles, at any general meeting on a show of a matter and may not vote in respect of that matter, subject to certain hands, every shareholder who is present in person will have one vote limited exceptions. As permitted under the Companies Act 2006, and, on a poll, every shareholder will have one vote for every share they the Articles allow non-conflicted Directors to authorise a conflict or hold. On a show of hands or poll, shareholders may cast votes either potential conflict for a particular matter. In doing so, the non-conflicted personally or by proxy. A proxy need not be a shareholder. Under Directors must act in a way they consider, in good faith, will be most the Articles, all substantive resolutions at a general meeting must likely to promote the success of the Company for the benefit of the be decided on a poll. Ordinary shareholders and ADS holders can shareholders as a whole. vote at general meetings. The Directors (other than a Director acting in an executive capacity) (iii) Liquidation rights In a winding up, a liquidator may (in each case with the sanction of a are paid fees for their services. In total, these fees must not exceed special resolution passed by the shareholders and any other sanction £2,000,000 per year or any higher sum decided by an ordinary required under English law): (a) divide among the shareholders the resolution at a general meeting of shareholders. In addition, special whole or any part of National Grid’s assets (whether the assets are pay may be awarded to a Director who acts in an executive capacity, of the same kind or not); the liquidator may, for this purpose, value serves on a committee, performs services which the Directors any assets and determine how the division should be carried out consider to extend beyond the ordinary duties of a director, devotes as between shareholders or different classes of shareholders, or (b) special attention to the business of National Grid, or goes or lives transfer any part of the assets to trustees on trust for the benefit of abroad on the Company’s behalf. Directors may also receive the shareholders as the liquidator determines. In neither case will reimbursement for expenses properly incurred, and may be awarded a shareholder be compelled to accept assets upon which there pensions and other benefits. The compensation awarded to the is a liability. Executive Directors is determined by the Remuneration Committee. Further details of Directors’ remuneration are set out in the Directors’ (iv) Restrictions Remuneration Report (see pages 69 – 90). There are no restrictions on the transfer or sale of ordinary shares. Some of the Company’s employee share plans, details of which are The Directors may exercise all the powers of National Grid to borrow contained in the Directors’ Remuneration Report, include restrictions money. However, the aggregate principal amount of all the Group’s on the transfer of shares while the shares are subject to the plan. borrowings outstanding at any time must not exceed £35 billion or any Where, under an employee share plan operated by the Company, other amount approved by shareholders by an ordinary resolution at participants are the beneficial owners of the shares but not the a general meeting. registered owner, the voting rights may be exercised by the registered owner at the direction of the participant. Treasury shares do not attract Directors can be appointed or removed by the Board or shareholders a vote or dividends. at a general meeting. Directors must stand for election at the first AGM following their appointment to the Board. Each Director must retire at Variation of rights least every three years, although they will be eligible for re-election. In Subject to applicable provisions of English law, the rights attached to accordance with best practice introduced by the UK Corporate any class of shares of National Grid may be varied or cancelled. This Governance Code, all Directors wishing to continue in office currently must be with the written consent of the holders of three quarters in offer themselves for re-election annually. No person is disqualified from nominal value of the issued shares of that class, or with the sanction of being a Director or is required to vacate that office by reason of a special resolution passed at a separate meeting of the holders of the attaining a maximum age. shares of that class. A Director is not required to hold shares in National Grid in order to qualify as a Director. 216

National Grid Annual Report and Accounts 2018/19 Additional Information | Shareholder information General meetings Description of securities other than equity securities: AGMs must be convened each year within six months of the Depositary fees and charges Company’s accounting reference date upon 21 clear days’ advance The Bank of New York Mellon, as the Depositary, collects fees by written notice. Under the Articles, any other general meeting may be deducting them from the amounts distributed or by selling a portion convened provided at least 14 clear days’ written notice is given, of distributable property, for: subject to annual approval of shareholders. In certain limited • delivery and surrender of ADSs directly from investors depositing circumstances, the Company can convene a general meeting by shares or surrendering ADSs for the purpose of withdrawal or shorter notice. The notice must specify, among other things, the nature from intermediaries acting for them; and of the business to be transacted, the place, the date and the time of the meeting. • making distributions to investors (including, it is expected, cash dividends). Rights of non-residents The Depositary may generally refuse to provide fee-attracting There are no restrictions under the Articles that would limit the rights services until its fees for those services are paid. of persons not resident in the UK to vote in relation to ordinary shares. Persons depositing or Disclosure of interests withdrawing shares must pay: For Under the Companies Act 2006, National Grid may, by written notice, require a person whom it has reasonable cause to believe to be or to $5.00 per 100 ADSs (or portion Issuance of ADSs, including have been, in the last three years, interested in its shares to provide of 100 ADSs) issuances resulting from a distribution additional information relating to that interest. Under the Articles, failure of shares or rights or other property; cancellation of ADSs for the purpose to provide such information may result in a shareholder losing their of withdrawal, including if the rights to attend, vote or exercise any other right in relation to Deposit Agreement terminates; and shareholders’ meetings. distribution of securities distributed to holders of deposited securities Under the UK Disclosure Guidance and Transparency Rules (DTR) that are distributed by the sourcebook, there is also an obligation on a person who acquires or Depositary to ADS holders. ceases to have a notifiable interest in shares in National Grid to notify the Company of that fact. The disclosure threshold is 3% and Registration or transfer fees Transfer and registration of shares on disclosure is required each time the person’s direct and indirect our share register to or from the name holdings reach, exceed or fall below each 1% threshold thereafter. of the Depositary or its agent when they deposit or withdraw shares. The UK City Code on Takeovers and Mergers imposes strict disclosure requirements regarding dealings in the securities of an offeror or Expenses of the Depositary Cable, telex and facsimile offeree company, and also on their respective associates, during the transmissions (when expressly course of an offer period. Other regulators in the UK, US and provided in the Deposit Agreement); and converting foreign currency elsewhere may have, or assert, notification or approval rights over to dollars. acquisitions or transfers of shares. Depositary payments to the Company Taxes and other governmental As necessary. charges the Depositary or the The Depositary reimburses the Company for certain expenses it Custodian has to pay on any ADS incurs in relation to the ADS programme. The Depositary also pays the or share underlying an ADS, for standard out-of-pocket maintenance costs for the ADSs, which consist example, stock transfer taxes, of the expenses for the mailing of annual and interim financial reports, stamp duty or withholding taxes printing and distributing dividend cheques, the electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It also reimburses the Company for The Company’s Deposit Agreement under which the ADSs are certain investor relationship programmes or special investor relations issued allows a fee of up to $0.05 per ADS to be charged for any promotional activities. There are limits on the amount of expenses for cash distribution made to ADS holders, including cash dividends. which the Depositary will reimburse the Company, but the amount of ADS holders who receive cash in relation to the 2018/19 final dividend reimbursement is not necessarily tied to the amount of fees the will be charged a fee of $0.02 per ADS by the Depositary prior to Depositary collects from investors. distribution of the cash dividend. For the period 17 May 2018 to 15 May 2019, the Company received Documents on display a total of $1,993,813.16 in reimbursements from the Depositary National Grid is subject to the filing requirements of the Exchange Act, consisting of $1,330,665.54 and $663,147.62 received in October as amended. In accordance with these requirements, we file reports 2018 and February 2019 respectively. Fees that are charged on and other information with the SEC. These materials, including this cash dividends will be apportioned between the Depositary and document, may be inspected during normal business hours at our the Company. registered office: 1–3 Strand, London, WC2N 5EH. Some of our filings are also available on the SEC’s website at www.sec.gov. Any questions from ADS holders should be directed to The Bank of New York Mellon at the contact details on page 243. 217

National Grid Annual Report and Accounts 2018/19 Additional Information Shareholder information continued Events after the reporting period When purchasing shares, the Company has taken, and will continue Other than as described in note 38 to the financial statements, there to take, into account market conditions prevailing at the time, other were no events after the reporting period. investment and financing opportunities, and the overall financial position of the Company. Exchange controls At the 2018 AGM, the Company sought authority to purchase ordinary There are currently no UK laws, decrees or regulations that restrict shares in the capital of the Company as part of the management of the the export or import of capital, including, but not limited to, foreign dilutive effect of share issuances under the scrip dividend scheme. exchange control restrictions, or that affect the remittance of During the year, the Company did not purchase any of its own shares. dividends, interest or other payments to non-UK resident holders of ordinary shares except as otherwise set out in Taxation on pages % of 219 – 220 and except in respect of the governments of and/or certain Total called citizens, residents or bodies of certain countries (described in Number of nominal up share applicable Bank of England Notices or European Union Council shares value capital Regulations in force as at the date of this document). Shares held in Treasury 1 2 1 Material interests in shares purchased in prior years 282,960,111 £35,175,590.97 7.78 As at 31 March 2019, National Grid had been notified of the following Shares purchased and held holdings in voting rights of 3% or more in the issued share capital in Treasury during the year – – – of the Company: Shares transferred from Treasury during the year Number of % of (to employees under ordinary voting employee share plans) 5,696,887 £708,196.54² 0.15 3 shares rights1 Maximum number of shares BlackRock, Inc. 244,216,445 7.29 held in Treasury during the year 282,960,111 £35,175,590.97² 7.67 3 Competrol International Investments Limited 125,733,926 3.69 1. Called-up share capital: 3,637,747,827 as at 31 March 2018. 2. Nominal value: 12204/473p. The Capital Group Companies, Inc. 145,094,617 3.88 3. Called-up share capital of 3,687,483,073 ordinary shares as at the date of this report. 1. This number is calculated in relation to the issued share capital at the time the holding As at the date of this report, the Company held 275,597,944 ordinary was disclosed. shares as treasury shares, this represented 7.47% of the Company’s As at 15 May 2019, no further notifications have been received. called-up share capital. The rights attached to ordinary shares are detailed on page 216. Authority to allot shares All ordinary shares and all major shareholders have the same voting Shareholder approval was given at the 2018 AGM to allot shares of up rights. The Company is not, to the best of its knowledge, directly to one third of the Company’s share capital. The Directors are seeking or indirectly controlled. this same level of authority this year. The Directors consider that the Company will have sufficient flexibility with this level of authority to Share capital respond to market developments and that this authority is in line with As at 15 May 2019, the share capital of the Company consists of investor guidelines. ordinary shares of 12204/473 pence nominal value each and ADSs, which represent five ordinary shares each. The Directors currently have no intention of issuing new shares or of granting rights to subscribe for or convert any security into shares. Authority to purchase shares This is except in relation to, or in connection with, the operation and management of the Company’s scrip dividend scheme and the Shareholder approval was given at the 2018 AGM to purchase up to exercise of options under the Company’s share plans. No issue 10% of the Company’s share capital (being 335,635,105 ordinary of shares will be made that would effectively alter control of the shares). The Directors intend to seek shareholder approval to renew Company without the sanction of shareholders in a general meeting. this authority at the 2019 AGM. The Company expects to actively manage the dilutive effect of share In some circumstances, the Company may find it advantageous to issuance arising from the operation of the scrip dividend scheme. In have the authority to purchase its own shares in the market, where some circumstances, additional shares may be allotted to the market the Directors believe this would be in the interests of shareholders for this purpose under the authority provided by this resolution. Under generally. The Directors believe that it is an important part of the these circumstances, it is expected that the associated allotment of financial management of the Company to have the flexibility to new shares (or rights to subscribe for or convert any security into repurchase issued shares to manage its capital base, including actively shares) will not exceed 1% of the issued share capital (excluding managing share issuances from the operation of the scrip dividend treasury shares) per annum. scheme. It is expected that repurchases to manage share issuances under the scrip dividend scheme will not exceed 2.5% of the issued share capital (excluding treasury shares) per annum. 218

National Grid Annual Report and Accounts 2018/19 Additional Information | Shareholder information Dividend waivers This discussion is not a comprehensive description of all the US federal The trustees of the National Grid Employees Share Trust, which are income tax and UK tax considerations that may be relevant to any independent of the Company, waived the right to dividends paid during particular investor (including consequences under the US alternative the year. They have also agreed to waive the right to future dividends, minimum tax or net investment income tax). Neither does it address in relation to the ordinary shares and ADSs held by the trust. state, local or other tax laws. National Grid has assumed that shareholders, including US Holders, are familiar with the tax rules Under the Company’s ADS programme, the right to dividends in applicable to investments in securities generally and with any special relation to the ordinary shares underlying the ADSs was waived during rules to which they may be subject. This discussion deals only with the year by the Depositary, under an arrangement whereby the US Holders who hold ADSs or ordinary shares as capital assets. Company pays the monies to satisfy any dividends separately to It does not address the tax treatment of investors who are subject the Depositary for distribution to ADS holders entitled to the dividend. to special rules. Such investors may include: This arrangement is expected to continue for future dividends. • financial institutions; • insurance companies; Share information • dealers in securities or currencies; National Grid ordinary shares are listed on the London Stock Exchange under the symbol NG. The ADSs are listed on the New York Stock • investors who elect mark-to-market treatment; Exchange under the symbol NGG. • entities treated as partnerships or other pass-through entities and their partners; Shareholder analysis • individual retirement accounts and other tax-deferred accounts; The following table includes a brief analysis of shareholder numbers • tax-exempt organisations; and shareholdings as at 31 March 2019. • investors who own (directly or indirectly) 10% or more of our shares (by vote or value); Number of % of Number % of shareholders shareholders of shares shares • investors who hold ADSs or ordinary shares as a position in a straddle, hedging transaction or conversion transaction; 1-50 177,679 21.26 5,421,073 0.15 • individual investors who have ceased to be resident in the UK 51-100 214,748 25.69 15,107,79 5 0.41 for a period of five years or less; 101-500 348,114 41.65 72,404,255 1.96 • persons that have ceased to be US citizens or lawful permanent residents of the US; and 501-1,000 47,549 5.69 33,105,293 0.90 • US Holders whose functional currency is not the US dollar. 1,001-10,000 44,884 5.37 110,331,077 2.99 The statements regarding US and UK tax laws and administrative 10,001-50,000 1,771 0.21 31,801,893 0.86 practices set forth below are based on laws, treaties, judicial decisions 50,001-100,000 233 0.03 16,808,775 0.46 and regulatory interpretations that were in effect on the date of this document. These laws and practices are subject to change without 100,001-500,000 445 0.05 105,375,558 2.86 notice, potentially with retroactive effect. In addition, the statements set forth below are based on the representations of the Depositary and 500,001-1,000,000 124 0.01 88,564,399 2.40 assume that each party to the Deposit agreement will perform its 1,000,001+ 300 0.04 3,208,562,955 87.01 obligations thereunder in accordance with its terms. Total 835,847 100 3,687,483,073 100 US Holders of ADSs generally will be treated as the owners of the ordinary shares represented by those ADSs for US federal income tax purposes. For the purposes of the Tax Convention, the Estate Tax Taxation Convention and UK tax considerations, this discussion assumes that a The discussion in this section provides information about certain US US Holder of ADSs will be treated as the owner of the ordinary shares federal income tax and UK tax consequences for US Holders (defined represented by those ADSs. HMRC has stated that it will continue to below) of owning ADSs and ordinary shares. A US Holder is the apply its long-standing practice of treating a holder of ADSs as holding beneficial owner of ADSs or ordinary shares who: the beneficial interest in the ordinary shares represented by the ADSs; • is for US federal income tax purposes (i) an individual citizen or however, we note that this is an area of some uncertainty and may be resident of the United States; (ii) a corporation created or organised subject to change. under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to US US Holders should consult their own advisors regarding the tax federal income tax without regard to its source; or (iv) a trust, if a consequences of buying, owning and disposing of ADSs or ordinary court within the United States is able to exercise primary supervision shares depending on their particular circumstances, including the over the administration of the trust and one or more US persons effect of any state, local or other tax laws. have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes; • is not resident or ordinarily resident in the UK for UK tax purposes; and • does not hold ADSs or ordinary shares in connection with the conduct of a business or the performance of services in the UK or otherwise in connection with a branch, agency or permanent establishment in the UK. 219

National Grid Annual Report and Accounts 2018/19 Additional Information Shareholder information continued Taxation of dividends Transfers of ADSs – no UK stamp duty will be payable on the The UK does not currently impose a withholding tax on dividends acquisition or transfer of existing ADSs or beneficial ownership of paid to US Holders. ADSs, provided that any instrument of transfer or written agreement to transfer is executed outside the UK and remains at all times US Holders should assume that any cash distribution paid by us outside the UK. with respect to ADSs or ordinary shares will be reported as dividend income for US federal income tax purposes. While dividend income An agreement for the transfer of ADSs in the form of American received from non-US corporations is generally taxable to a non- Depositary Receipts will not result in a SDRT liability. A charge to corporate US Holder as ordinary income for US federal income tax stamp duty or SDRT may arise on the transfer of ordinary shares to purposes, dividend income received by a non-corporate US Holder the Depositary or The Bank of New York Mellon as agent of the from us generally will be taxable at the same favourable rates Depositary (the Custodian). applicable to long-term capital gains provided (i) either: (a) we are eligible for the benefits of the Tax Convention or (b) ADSs or ordinary The rate of stamp duty or SDRT will generally be 1.5% of the value of shares are treated as ‘readily tradable’ on an established securities the consideration or, in some circumstances, the value of the ordinary market in the United States; and (ii) we are not, for our taxable year shares concerned. However, there is no 1.5% SDRT charge on the during which the dividend is paid or the prior year, a passive foreign issue of ordinary shares (or, where it is integral to the raising of investment company for US federal income tax purposes (a PFIC), new capital, the transfer of ordinary shares) to the Depositary and certain other requirements are met. We (1) expect that our shares or the Custodian. will be treated as ‘readily tradable’ on an established securities market in the United States as a result of the trading of ADSs on the New York The Depositary will generally be liable for the stamp duty or SDRT. Stock Exchange. We also (2) believe we are eligible for the benefits of Under the terms of the Deposit Agreement, the Depositary will charge the Tax Convention. any tax payable by the Depositary or the Custodian (or their nominees) on the deposit of ordinary shares to the party to whom the ADSs are Based on our audited financial statements and the nature of our delivered against such deposits. If the stamp duty is not a multiple of business activities, we believe that we were not treated as a PFIC £5, the duty will be rounded up to the nearest multiple of £5. for US federal income tax purposes with respect to our taxable year ending 31 March 2019. In addition, based on our current expectations US information reporting and backup withholding tax regarding the value and nature of our assets, the sources and nature Dividend payments made to US Holders and proceeds paid from the of our income, and the nature of our business activities, we do not sale, exchange, redemption or disposal of ADSs or ordinary shares to anticipate becoming a PFIC in the foreseeable future. US Holders may be subject to information reporting to the US Internal Revenue Service (IRS). Such payments may be subject to backup Dividends received by corporate US Holders with respect to ADSs or withholding taxes if the US Holder fails to provide an accurate ordinary shares will not be eligible for the dividends-received deduction taxpayer identification number or certification of exempt status that is generally allowed to corporations. or fails to comply with applicable certification requirements. Taxation of capital gains US Holders should consult their tax advisors about these rules US Holders will not be subject to UK taxation on any capital gain and any other reporting obligations that may apply to the ownership realised on the sale or other disposition of ADSs or ordinary shares. or disposition of ADSs or ordinary shares. Such obligations include reporting requirements related to the holding of certain foreign Provided that we are not a PFIC for any taxable year during which a financial assets. US Holder holds their ADSs or ordinary shares, upon a sale or other disposition of ADSs or ordinary shares, a US Holder generally will UK inheritance tax recognise capital gain or loss for US federal income tax purposes that An individual who is domiciled in the US for the purposes of the Estate is equal to the difference between the US dollar value of the amount Tax Convention and who is not a UK national for the purposes of the realised on the sale or other disposition and the US Holder’s adjusted Estate Tax Convention will generally not be subject to UK inheritance tax basis in the ADSs or ordinary shares. Such capital gain or loss tax in respect of (i) the ADSs or ordinary shares on the individual’s generally will be long-term capital gain or loss if the ADSs or ordinary death or (ii) a gift of the ADSs or ordinary shares during the individual’s shares were held for more than one year. For non-corporate US lifetime. This is not the case where the ADSs or ordinary shares Holders, long-term capital gain is generally taxed at a lower rate than are part of the business property of the individual’s permanent ordinary income. A US Holder’s ability to deduct capital losses is establishment in the UK or relate to a fixed base in the UK of an subject to significant limitations. individual who performs independent personal services. UK stamp duty and stamp duty reserve tax (SDRT) Special rules apply to ADSs or ordinary shares held in trust. In the Transfers of ordinary shares – SDRT at the rate of 0.5% of the exceptional case where the ADSs or shares are subject both to UK amount or value of the consideration will generally be payable on any inheritance tax and to US federal gift or estate tax, the Estate Tax agreement to transfer ordinary shares that is not completed using a Convention generally provides for the tax paid in the UK to be duly stamped instrument of transfer (such as a stock transfer form). credited against tax paid in the US. The SDRT liability will be cancelled where an instrument of transfer is Capital gains tax (CGT) for UK resident shareholders executed and duly stamped before the expiry of the six-year period You can find CGT information relating to National Grid shares for beginning with the date on which the agreement is made. If a claim is UK resident shareholders on the investor section of our website. made within the specified period, any SDRT which has been paid will Share prices on specific dates are also available on our website. be refunded. SDRT is due whether or not the agreement or transfer is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident. Purchases of ordinary shares completed using a stock transfer form will generally result in a UK stamp duty liability at the rate of 0.5% (rounded up to the nearest £5) of the amount or value of the consideration. Paperless transfers under the CREST paperless settlement system will generally be liable to SDRT at the rate of 0.5%, and not stamp duty. SDRT is generally the liability of the purchaser, and UK stamp duty is usually paid by the purchaser or transferee. 220

National Grid Annual Report and Accounts 2018/19 Additional Information Other disclosures All-employee share plans Code of Ethics The Company has a number of all-employee share plans as described In accordance with US legal requirements, the Board has adopted a below, which operated during the year. These allow UK- or US-based Code of Ethics for senior financial professionals. This code is available employees to participate in either HMRC (UK) or IRS (US) approved on our website: www.nationalgrid.com (where any amendments or plans and to become shareholders in National Grid. waivers will also be posted). There were no amendments to, or waivers of, our Code of Ethics during the year. Sharesave Employees resident in the UK are eligible to participate in the Conflicts of interest Sharesave plan. Under this plan, participants may contribute between In accordance with the Companies Act 2006, the Board has a £5 and £500 in total each month, for a fixed period of three years, policy and procedure in place for the disclosure and authorisation five years or both. Contributions are taken from net salary. (if appropriate) of actual and potential conflicts of interest. The Board continues to monitor and note possible conflicts of interest that each Share Incentive Plan (SIP) Director may have. The Directors are regularly reminded of their Employees resident in the UK are eligible to participate in the SIP. continuing obligations in relation to conflicts, and are required to review Contributions up to £150 per month are deducted from participants’ and confirm their external interests annually. During the year ended gross salary and used to purchase ordinary shares in National Grid 31 March 2019, no actual or potential conflicts of interest were each month. The shares are placed in trust. identified that required approval by the Board. The Board has considered and noted a number of situations in relation to US Incentive Thrift Plans which no actual conflict of interest was identified. Employees of National Grid’s US companies are eligible to participate Corporate governance practices: differences from New York in the Thrift Plans, which are tax-advantaged savings plans (commonly Stock Exchange (NYSE) listing standards referred to as 401k plans). These are defined contribution (DC) pension plans that give participants the opportunity to invest up to applicable The Company is listed on the NYSE and is therefore required to federal salary limits. The federal limits for calendar year 2018 were: for disclose differences in its corporate governance practices adopted pre-tax contributions, a maximum of 50% of salary limited to $18,500 as a UK listed company, compared with those of a US company. for those under the age of 50 and $24,500 for those aged 50 and above; for post-tax contributions, up to 15% of salary. The total amount The corporate governance practices of the Company are primarily of employee contributions (pre-tax and post-tax) could not exceed based on the requirements of the Code but substantially conform to 50% of compensation, and was further subject to the combined those required of US companies listed on the NYSE. The following is federal annual contribution limit of $55,000. For the calendar year a summary of the significant ways in which the Company’s corporate 2019, participants may invest up to the applicable federal salary limits: governance practices differ from those followed by US companies for pre-tax contributions, this is a maximum of 50% of salary limited to under Section 303A Corporate Governance Standards of the NYSE. $19,000 for those under the age of 50 and $25,000 for those aged 50 and above; for post-tax contributions, this is up to 15% of salary. The The NYSE rules and the Code apply different tests for the total amount of employee contributions (pre-tax and post-tax) may not independence of Board members. exceed 50% of compensation, and is further subject to the combined federal annual contribution limit of $56,000. The NYSE rules require a separate nominating/corporate governance committee composed entirely of independent Directors. There is Employee Stock Purchase Plan (ESPP) no requirement for a separate corporate governance committee in the UK. Under the Company’s corporate governance policies, all Employees of National Grid’s US companies are eligible to participate Directors on the Board discuss and decide upon governance issues, in the ESPP (commonly referred to as a 423b plan). Eligible employees and the Nominations Committee makes recommendations to the have the opportunity to purchase ADSs on a monthly basis at a 15% Board with regard to certain responsibilities of a corporate discounted price. Under the plan, employees may contribute up to governance committee. 20% of base pay each year, up to a maximum annual contribution of $18,888, to purchase ADSs in National Grid. The NYSE rules require listed companies to adopt and disclose corporate governance guidelines. While the Company reports Change of control provisions compliance with the Code in each Annual Report and Accounts, No compensation would be paid for loss of office of Directors on a the UK requirements do not require the Company to adopt and change of control of the Company. As at 31 March 2019, the Company disclose separate corporate governance guidelines. had borrowing facilities of £4.2 billion available to it with a number of banks, which, on a change of control of the Company following a The NYSE rules require a separate audit committee composed of takeover bid, may alter or terminate; however, the Company is currently at least three independent members. While the Company’s Audit not drawing on any of such borrowing facilities. All the Company’s Committee exceeds the NYSE’s minimum independent Non-executive share plans contain provisions relating to a change of control. Director membership requirements, it should be noted that the quorum Outstanding awards and options would normally vest and become for a meeting of the Audit Committee, of two independent Non- exercisable on a change of control, subject to the satisfaction of any executive Directors, is less than the minimum membership performance conditions at that time. In the event of a change of control requirements under the NYSE rules. of the Company, a number of governmental and regulatory consents or approvals are likely to be required, arising from laws or regulations of The NYSE rules require a compensation committee composed entirely the UK, the US or the EU. Such consents or approvals may also be of independent Directors, and prescribe criteria to evaluate the required for acquisitions of equity securities that do not amount to independence of the committee’s members and its ability to engage a change of control. external compensation advisors. While the Code prescribes different independence criteria, the Non-executive Directors on the Company’s No other agreements that take effect, alter or terminate upon a Remuneration Committee have each been deemed independent by change of control of the Company following a takeover bid are the Board under the NYSE rules. Although the evaluation criteria for considered to be significant in terms of their potential impact appointment of external advisors differ under the Code, the on the business as a whole. Remuneration Committee is solely responsible for the appointment, retention and termination of such advisors. 221

National Grid Annual Report and Accounts 2018/19 Additional Information Other disclosures continued Directors’ indemnity Material contracts The Company has arranged, in accordance with the Companies On 31 March 2017 we sold a 61% interest in our UK Gas Distribution Act 2006 and the Articles, qualifying third-party indemnities against business (now known as Cadent) to the Consortium and, at the same financial exposure that Directors may incur in the course of their time, we entered into an agreement with the Consortium for the professional duties. Equivalent qualifying third-party indemnities were, potential future sale and purchase of an additional 14% equity interest and remain, in force for the benefit of those Directors who stood down in Quadgas. On 30 April 2018 we entered into a further agreement from the Board in prior financial years for matters arising when they with the Consortium for the potential future sale and purchase of were Directors of the Company. Alongside these indemnities, the the remaining 25% equity interest in Quadgas. In November 2018, we Company places Directors’ and Officers’ liability insurance cover announced we had decided to exercise those two options, and the for each Director. sale of our remaining 39% equity interest to the Consortium is expected to complete at the end of June 2019. Employees We negotiate with recognised unions. It is our policy to maintain In addition, each of our Executive Directors has a Service Agreement well-developed communications and consultation programmes. Other and each Non-executive Director has a Letter of Appointment. Apart than the implementation of the Massachusetts workforce contingency from these, no contract (other than contracts entered into in the plan in June 2018 in response to a union work stoppage involving ordinary course of business) has been entered into by the Group within 1,250 employees over employment terms and conditions under an the two years immediately preceding the date of this report that is, expired Massachusetts Gas union collective bargaining agreement, or may be, material, or that contains any provision under which any there have been no material disruptions to our operations from labour member of the Group has any obligation or entitlement that is material disputes during the past five years. The agreement under dispute was to the Group at the date of this report. satisfactorily renegotiated in January 2019 between National Grid and the Massachusetts Gas unions. National Grid believes that it can Political donations and expenditure conduct its relationships with trade unions and employees in At this year’s AGM, the Directors will again seek authority from a satisfactory manner. shareholders, on a precautionary basis, for the Company and its subsidiaries to make donations to registered political parties and Human rights other political organisations and/or incur political expenditure in the Respect for human rights is incorporated into our employment UK and the European Union (EU). In each case, donations will be in practices and our values, which are integral to our Code of ethical amounts not exceeding £125,000 in aggregate. The definitions of these business conduct. The way in which we conduct ourselves allows terms in the Companies Act 2006 are very wide. As a result, this can us to build trust with the people with whom we work. We earn this trust cover bodies such as those concerned with policy review, law reform by doing things in the right way, building our reputation as an ethical and the representation of the business community. It could include company that our stakeholders want to do business with and our special interest groups, such as those involved with the environment, employees want to work for. Although we do not have specific policies which the Company and its subsidiaries might wish to support, even relating to human rights, slavery or human trafficking, our Global though these activities are not designed to support or influence Supplier Code of Conduct (GSCoC) integrates human rights into the support for a particular party. The Companies Act 2006 states that way we do business throughout our supply chain alongside other all-party parliamentary groups are not political organisations for these areas of sustainability. This Code ensures we create value, preserve purposes, meaning the authority to be sought from shareholders natural resources and respect the interests of the communities we is not relevant to interactions with such groups. The Company has serve and from which we procure goods and services. Through our no intention of changing its current practice of not making political GSCoC, we expect our suppliers to comply with all legislation relating donations or incurring political expenditure within the ordinary meaning to their business, as well as adhere to the Principles of the United of those words. This authority is, therefore, being sought to ensure that Nations Global Compact, the International Labour Organization (ILO) none of the Company’s activities inadvertently infringe these rules. minimum standards, the Ethical Trading Initiative (ETI) Base Code, the UK Modern Slavery Act 2015 and, for our UK suppliers, the National Grid made no donations in the UK or the EU during the year, requirements of the Living Wage Foundation. including donations as defined for the purposes of the Political Parties, Elections and Referendums Act 2000. National Grid USA and its Listing Rule 9.8.4 R cross-reference table affiliated New York and federal political action committees (each a PAC) made political donations in the US totalling $60,081 (£46,025) during Information required to be disclosed by LR 9.8.4 R (starting on page indicated): the year. National Grid USA’s affiliated New York PAC was funded partly by contributions from National Grid USA and certain of its Interest capitalised Page 121 subsidiaries and partly by voluntary employee contributions. National Publication of unaudited financial information Not applicable Grid USA’s affiliated federal PAC was funded wholly by voluntary employee contributions. Details of long-term incentive schemes Not applicable Waiver of emoluments by a director Page 84 Property, plant and equipment This information can be found in note 13 property, plant and equipment Waiver of future emoluments by a director Page 71 on pages 132 – 133, note 21 borrowing on pages 141 – 143 and where Non-pre-emptive issues of equity for cash Not applicable we operate on page 198. Item (7) in relation to major subsidiary undertakings Not applicable Parent participation in a placing by a listed subsidiary Not applicable Contracts of significance Not applicable Provision of services by a controlling shareholder Not applicable Shareholder waivers of dividends Page 219 Shareholder waivers of future dividends Page 219 Agreements with controlling shareholders Not applicable 222

National Grid Annual Report and Accounts 2018/19 Additional Information | Other disclosures Research, development and innovation activity The year ahead will see even more projects come to life from the ESO, Investment in research and development during the year for the including our Black Start NIC project with SP Energy Networks, which Group was £19 million (2017/18: £13 million; 2016/17: £14 million). Due will develop and demonstrate coordination of DERs to provide a safe to the way in which we work with a large number of partners on new and effective Black Start service at lower cost to consumers. From ideas, our disclosed research and development expenditure is lower June 2019, the largest NIA project from the ESO, worth a combined than the overall contribution we make to the industry. We only disclose £1.1 million, will trial same-day frequency response procurement for the directly incurred expenditure, and not those amounts our partners first time, thus enabling non-programmable generation such as wind to contribute to joint or collaborative projects. Collaborating across the participate, while giving demand-side response providers a clearer industry has played a crucial role in our ability to develop new picture of what may be required of them and when. programmes and deliver value to our stakeholders throughout 2018/19, with increased investment across our UK regulated business areas: The ESO and UK Power Networks continue to work on the Power UK Electricity Transmission (ET), UK Gas Transmission (GT) and the Potential project to enable more distributed electricity generation Electricity System Operator (ESO). across the South East of England. A technical and commercial solution is being developed that will allow electricity generators to connect to Collaboration remains crucial in search of new technologies and the distribution grid and provide transmission services to the ESO, techniques to challenge the way we work. A focus has been on deferring transmission network reinforcements. This new service is a articulation of the impact of the changing energy landscape on our significant step towards UK Power Networks becoming a Distribution innovation strategies and programmes to the wider stakeholders System Operator (DSO) and enabling customers to connect to the through workshops and bilateral engagements; and the development network more efficiently. If successful, Power Potential could save of innovation projects to drive the decarbonisation of transport, heat energy consumers over £400 million by 2050 and generate an and industry. We are committed to investigating sustainable solutions additional 3.72 GW in the South East of the UK, possibly being rolled to our problems. One example is the use of bamboo to try and reduce out to 59 other transmission sites within the UK. the impact of transformer noise on our communities. The Enhanced Frequency Control Capability (EFCC) project, which ET’s innovation investment continues to advance our strategic ambitions concluded in December 2018, explored how response providers to reduce the cost of delivering a secure, reliable and sustainable can play a larger role in providing the ESO with faster, coordinated electricity transmission system now and in the future, with 23 new frequency response to help keep the transmission system stable in the projects started this financial year. We have also started nine projects most efficient way. The project developed and tested a novel wide- looking at supporting the decarbonisation of energy, transport and heat. area Monitoring and Control System (MCS), which coordinates and With this aim, we have also actively supported the Flexis initiative in maximises the contribution of fast frequency response from a range Wales and the Cheshire Energy Hub. Our engagement and in kind of providers. Conclusions from the project provide valuable insight contribution to academic research remains strong. We are providing as to how to manage system frequency within a low-inertia system. strategic direction, expertise and support to 24 projects funded by the Engineering and Physical Sciences Research Council (EPSRC), helping GT Innovation has continued to focus on developing innovation them and the associated academic partners leverage £64.7 million of programmes across safety, reliability and asset health, while adapting grant funding to deliver maximum value and impact to society. These to external factors, such as the future of gas and increasing threats include large consortium initiatives such as the Supergen Energy to cyber security. Highlights from the year include: Networks Hub and the Faraday Institute. • the Open Source SCADA project to develop a modularised cyber security solution to provide greater resilience at We have also engaged with a wider range of stakeholders by our compressor sites; starting our own bi-weekly podcast, Talking Transmission, where • the Mobile Condensate Tank project, which removes the need for we communicate the work we are doing and our views of the energy larger, more expensive permanent tanks on site, bringing safety landscape. We have also launched an electromagnetic field (EMF) enhancements and significant time and cost efficiencies; website to provide factual, comprehensive information to the wider community and interested parties. • the Hydrogen Feasibility Study working with the Health and Safety Executive (HSE) to understand the opportunities and challenges At the Deeside Innovation Centre, the overhead line area and control of transporting hydrogen through the National Transmission room are under construction. The first innovation projects are starting System (NTS); and to deliver consumer value and contributing to over £21 million savings • in addition, both of the NIC projects – Project GRAID and Project across UK networks. CLoCC – ended this year, successfully achieving their goals to deliver cost savings and efficiencies to our customers. This year has been a special one for the ESO, as we legally separated from Electricity Transmission, thus finding new opportunities to deliver innovation projects focused on the specific challenges we are ideally placed to address, helping us realise maximum benefits for our customers and the end consumers in a fast-changing world. As the System Operator (SO), following a refresh of our dual-fuel Innovation Strategy, first published in February 2018, we continue to develop projects that support our priority challenges. To this end, over the last year, the SO has committed over £3.6 million of spend on nine new Network Innovation Allowance (NIA) projects and was awarded £10 million Network Innovation Competition (NIC) funding for our £11.7 million Black Start from Distributed Energy Resources (DERs) project. As the SO sits at the heart of the energy system, we firmly believe in following an Open Innovation approach, and thus strive to collaborate across a range of partners, from academia to industry. The success of our very first SO Open Innovation Day and Gas System Operator (GSO) Hack in 2018 have resulted in new partnerships across our innovation portfolio, which in turn have helped the SO deliver more value to customers and consumers, while exposing us to some of the latest technological solutions out there. 223

National Grid Annual Report and Accounts 2018/19 Additional Information Other disclosures continued Research and Development (R&D) work in the US focused on the • We are preparing to demonstrate online monitoring technology at advancement of products, processes, systems and work methods that transmission substations and lines in our New England service area. may be new to National Grid. This is accomplished by working with This will help the move towards enhanced condition-based asset internal departments to identify where strategic R&D investment is needed management. These technologies will allow the Company to utilise and is likely to prove beneficial to us. To achieve these goals, we work in the capacity of lines and transformers more efficiently, enabling the collaboration with technical organisations, academia and vendors in the investment to upgrade the asset to be deferred. energy sector that align with our goals and objectives. This collaboration • We are preparing to demonstrate power flow control technology in has also helped inform our strategic direction in response to jurisdictional New England to improve the operation of our transmission network requests for modernisation (Grid Modernisation in Massachusetts and and to defer capital investment. REV in New York). We continue to focus our gas R&D on increasing public safety, protecting our workforce and reducing the cost of the • We are developing an energy storage playbook that would help us to work we perform. deploy energy storage to improve system reliability and defer capital investment. In 2018/19, we continued to invest and participate in several significant • We are building equipment testing and training labs to support our pilot projects with the intention of obtaining operational knowledge and initial upgrades of transmission substations across our service area experience of technology-driven system impacts. Below are a few to the IEC 61850 communications standard. examples of our R&D projects: • Building on the successful development and deployment of new • In Massachusetts under our ‘Solar Phase II’ programme, we equipment to stop the flow of gas in our distribution mains, we are contracted and built 15.27 MW of company-owned photovoltaics expanding the applicability of the equipment to mains sized 750mm (PV). These PV sites have been built with advanced grid interactive and larger. These mains are some of the largest operating in our control features, beyond what typical PV facilities are required to system and will provide some of the greatest cost savings when provide. Operating and analysing the performance of these grid deployed. This equipment is much smaller than previous equipment. interactive controls will help prepare and future-proof our system It operates at a higher pressure, allowing our workforce to work to enable a high penetration of distributed energy resources on more quickly and safely in smaller excavations with less the distribution system. In the ‘Solar Phase III’ programme, we have customer impact. contracted for 14 MW of PV and 5.8 MW of energy storage. The aim • We are currently selecting projects to field-test alternative trenchless of this project is to demonstrate the value of energy storage in the technologies using main insertion and plastic pipe splitting. Main system peak load shaving, solar-ramp rate control and mitigation of insertion introduces high-pressure gas mains to regions utilising the power-quality issues. In February 2019, the Company received an old gas infrastructure. When using this main replacement technique, Electric Power Research Institute (EPRI) Technology Transfer award, gas service is maintained to the customer until it is convenient to entitled Smart Inverter Requirements and Application, for our work transfer the customer to the new high-pressure gas main. on testing smart inverters’ functionalities in support of distribution grid operations. • While partnering with a robotics company and another utility, we are developing and testing new technology to locate inadvertent • We are engaged with the EPRI on a number of programmes, sewer cross bores created when using some trenchless technology. including distributed energy resources integration, energy storage, This technology is deployed in our gas main immediately after asset management, system operations, information and installation, prior to the introduction of natural gas. It differs from the communication technology and system planning. current process, which requires us to gain access to the municipal • We have completed two New York REV pilot projects: Fruit Belt sewer system. Deployment will reduce the risk and cost associated Neighbourhood Solar and Community Resilience. We are also with sewer cross bores. progressing an additional four REV pilot projects, to test new • We utilised a drone to perform a regulated inspection of a high- technologies and business models in which distributed energy pressure gas pipe line suspended under a bridge linking Cape Cod resources are integrated for grid operations: to Massachusetts. This remote vehicle was able to inspect sections • Residential Demand Reduction with time-of-use-rates; of the pipeline not visible from the catwalk. The inspection was • Distributed System Platforms; performed faster, with more detail and more safely, without putting an inspector forty metres above the water. • Distributed Generation Integration; and • Smart Cities. Unresolved SEC staff comments • We are also working on developing a new REV pilot project to test There are no unresolved SEC staff comments required to be reported. strategies to increase residential energy-efficiency uptake. • We support several US Department of Energy projects under the SunShot programme, aimed to further the integration and proliferation of solar PV. 224

National Grid Annual Report and Accounts 2018/19 Additional Information Other unaudited financial information Alternative performance measures/non-IFRS reconciliations Within the Annual Report, a number of financial measures are presented. These measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-GAAP Financial Measures. An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable. The Group has defined the following financial measures as APMs derived from IFRS: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the ‘adjusted profit measures’ section below, net debt, capital investment, funds from operations (FFO), FFO interest cover and retained cash flow (RCF)/adjusted net debt. For each of these we present a reconciliation to the most directly comparable IFRS measure. We also have a number of APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures. They comprise: Group Return on Equity (RoE), UK and US regulatory RoE, regulated asset base, regulated financial performance, regulatory gearing, asset growth and Value Added including Value Added per share. These measures reflect the inputs used by utility regulators to set the allowed revenues for many of our businesses. We use regulatory performance measures to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company’s Annual Performance Plan (APP) and Long Term Performance Plan (LTPP) and contribute to how we reward our employees. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business and to ensure a complete understanding of Group performance. As the starting point for our Regulatory Performance Measures is not IFRS, and these measures are not governed by IFRS, we are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS. Alternative performance measures Net revenue ‘Net revenue’ is revenue less pass-through costs, such as UK system balancing costs, gas and electricity commodity costs in the US and, prior to the adoption of IFRS 15, payments to other UK network owners. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers. 2019 2018 2017 Pass- Pass- Pass- Gross through Net Gross through Net Gross through Net revenue costs revenue revenue costs revenue revenue costs revenue Year ended 31 March £m £m £m £m £m £m £m £m £m UK Electricity Transmission 3,351 (1,397) 1,954 4,154 (2,243) 1,911 4,439 (2,293) 2,146 UK Gas Transmission 896 (227) 669 1,091 (257) 834 1,080 (223) 857 US Regulated 9,846 (3,978) 5,868 9,272 (3,804) 5,468 8,931 (3,411) 5,520 NGV and Other 876 – 876 776 – 776 713 – 713 Sales between segments (36) – (36) (43) – (43) (128) – (128) Total 14,933 (5,602) 9,331 15,250 (6,304) 8,946 15,035 (5,927) 9,108 Adjusted profit measures In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on pages 26 – 32 and reconciled below. Adjusted results, also referred to as Headline results – these exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that forms part of the incentive target set annually for remunerating certain Executive Directors, and further details of these items are included in Note 5 to the financial statements. Underlying results – further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). For 2018/19, as highlighted on page 226, our underlying results exclude £108 million (2017/18: £104 million) of timing differences, as well as £93 million (2017/18: £142 million) of major storm costs (which are significant in aggregate) where we expect to recover the bulk of the costs incurred through regulatory mechanisms in the US. Constant currency – the adjusted profit measures are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency movements. 225

National Grid Annual Report and Accounts 2018/19 Additional Information Other unaudited financial informationcontinued Reconciliation of statutory, adjusted and underlying profits and earnings – at actual exchange rates – continuing operations Exceptionals and Major storm Statutory remeasurements Adjusted Timing costs Underlying Year ended 31 March 2019 £m £m £m £m £m £m UK Electricity Transmission 778 237 1,015 77 – 1,092 UK Gas Transmission 267 36 303 38 – 341 US Regulated 1,425 299 1,724 (223) 93 1,594 NGV and Other 400 – 400 – – 400 Total operating profit 2,870 572 3,442 (108) 93 3,427 Net finance costs (1,069) 76 (993) – – (993) Share of post-tax results of JVs and associates 40 – 40 – – 40 Profit before tax 1,841 648 2,489 (108) 93 2,474 Tax (339) (149) (488) 36 (24) (476) Profit after tax 1,502 499 2,001 (72) 69 1,998 Exceptionals and Major storm Statutory remeasurements Adjusted Timing costs Underlying Year ended 31 March 2018 £m £m £m £m £m £m UK Electricity Transmission 1,041 – 1,041 14 – 1,055 UK Gas Transmission 487 – 487 18 – 505 US Regulated 1,734 (36) 1,698 (136) 142 1,704 NGV and Other 231 – 231 – – 231 Total operating profit 3,493 (36) 3,457 (104) 142 3,495 Net finance costs (882) (119) (1,001) – – (1,001) Share of post-tax results of JVs and associates 49 (5) 44 – – 44 Profit before tax 2,660 (160) 2,500 (104) 142 2,538 Tax 889 (1,473) (584) 42 (51) (593) Profit after tax 3,549 (1,633) 1,916 (62) 91 1,945 Exceptionals and Major storm Statutory remeasurements Adjusted Timing costs Underlying Year ended 31 March 2017 £m £m £m £m £m £m UK Electricity Transmission 1,361 11 1,372 (137) – 1,235 UK Gas Transmission 507 4 511 (62) – 449 US Regulated 1,278 435 1,713 (199) – 1,514 NGV and Other 62 115 177 – – 177 Total operating profit 3,208 565 3,773 (398) – 3,375 Net finance costs (1,087) 58 (1,029) – – (1,029) Share of post-tax results of JVs and associates 63 – 63 – – 63 Profit before tax 2,184 623 2,807 (398) – 2,409 Tax (374) (292) (666) 119 – (547) Profit after tax 1,810 331 2,141 (279) – 1,862   226

National Grid Annual Report and Accounts 2018/19 Additional Information | Other unaudited financial information Reconciliation of adjusted and underlying profits – at constant currency At constant currency Adjusted Constant at actual currency Major storm exchange adjustment Adjusted Timing costs Underlying Year ended 31 March 2018 £m £m £m £m £m £m UK Electricity Transmission 1,041 – 1,041 14 – 1,055 UK Gas Transmission 487 – 487 18 – 505 US Regulated 1,698 68 1,766 (141) 148 1,773 NGV and Other 231 (4) 227 – – 227 Total operating profit 3,457 64 3,521 (109) 148 3,560 Net finance costs (1,001) (27) (1,028) – – (1,028) Share of post-tax results of JVs and associates 44 1 45 – – 45 Profit before tax 2,500 38 2,538 (109) 148 2,577 At constant currency Adjusted Constant at actual currency Major storm exchange adjustment Adjusted Timing costs Underlying Year ended 31 March 2017 £m £m £m £m £m £m UK Electricity Transmission 1,372 – 1,372 (137) – 1,235 UK Gas Transmission 511 – 511 (62) – 449 US Regulated 1,713 (38) 1,675 (195) – 1,480 NGV and Other 177 1 178 – – 178 Total operating profit 3,773 (37) 3,736 (394) – 3,342 Net finance costs (1,029) 12 (1,017) – – (1,017) Share of post-tax results of JVs and associates 63 – 63 – – 63 Profit before tax 2,807 (25) 2,782 (394) – 2,388 Earnings per share calculations from continuing operations – at actual exchange rates The table below reconciles the profit before tax from continuing operations as per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency. Non- Profit after tax Profit controlling attributable to Weighted average Earnings after tax interest shareholders number of shares per share Year ended 31 March 2019 £m £m £m millions pence Statutory 1,502 (3) 1,499 3,386 44.3 Adjusted (also referred to as headline) 2,001 (3) 1,998 3,386 59.0 Underlying 1,998 (3) 1,995 3,386 58.9 Non- Profit after tax Profit controlling attributable to Weighted average Earnings after tax interest shareholders number of shares per share Year ended 31 March 2018 £m £m £m millions pence Statutory 3,549 (1) 3,548 3,461 102.5 Adjusted (also referred to as headline) 1,916 (1) 1,915 3,461 55.3 Underlying 1,945 (1) 1,944 3,461 56.2 Non- Profit after tax Profit controlling attributable to Weighted average Earnings after tax interest shareholders number of shares per share Year ended 31 March 2017 £m £m £m millions pence Statutory 1,810 – 1,810 3,763 48.1 Adjusted (also referred to as headline) 2,141 – 2,141 3,763 56.9 Underlying 1,862 – 1,862 3,763 49.5 227

National Grid Annual Report and Accounts 2018/19 Additional Information Other unaudited financial informationcontinued Timing and regulated revenue adjustments As described on pages 199 – 209, our allowed revenues are set in accordance with our regulatory price controls or rate plans. We calculate the tariffs we charge our customers based on the estimated volume of energy we expect will be delivered during the coming period. The actual volumes delivered will differ from the estimate. Therefore, our total actual revenue will be different from our total allowed revenue. These differences are commonly referred to as timing differences. If we collect more than the allowed revenue, the balance must be returned to customers in subsequent periods, and if we collect less than the allowed level of revenue, we may recover the balance from customers in subsequent periods. In the US, a substantial portion of our costs are pass-through costs (including commodity and energy efficiency costs) and are fully recoverable from our customers. Timing differences between costs of this type being incurred and their recovery through revenue are also included in timing. The amounts calculated as timing differences are estimates and subject to change until the variables that determine allowed revenue are final. Our continuing operating profit for the year includes a total estimated in-year over-collection of £108 million (2017/18: £104 million over-collection). Our closing balance at 31 March 2019 was £407 million over-recovered. In the UK, there was cumulative under-recovery of £59 million at 31 March 2019 (2018: over-recovery of £49 million for continuing operations). In the US, cumulative timing over-recoveries at 31 March 2019 were £248 million (2018: £230 million over-recovery). A sizeable part of that balance is expected to be returned to customers next year. The total estimated in-year over- or under-collection excludes opening balance adjustments related to estimates or finalisation of balances as part of regulatory submissions. In addition to the timing adjustments described above, as part of the RIIO price controls in the UK, outperformance against allowances as a result of the totex incentive mechanism, together with changes in output-related allowances included in the original price control, will almost always be adjusted in future revenue recoveries, typically starting in two years’ time. We are also recovering revenues in relation to certain costs incurred (for example pension contributions made) in prior years. Our current IFRS revenues and earnings include these amounts that relate to certain costs incurred in prior years or that will need to be repaid or recovered in future periods. Such adjustments will form an important part of the continuing difference between reported IFRS results and underlying economic performance based on our regulatory obligations. For our UK Regulated businesses as a whole (excluding the UK Gas Distribution business), timing and regulated revenue adjustments totalled a return of £243 million in the year (2017/18: £40 million recovered). In the US, accumulated regulatory entitlements cover a range of different areas, with the most significant being environmental remediation and pension assets, as well as deferred storm costs. All regulatory entitlements are recoverable (or repayable) over different periods, which are agreed with the regulators to match the expected payment profile for the liabilities. As at 31 March 2019, these extend until 2069. UK Electricity UK Gas Transmission Transmission US Regulated Total £m £m £m £m 1 April 2018 opening balance1 (41) 97 241 297 Over/(under) recovery (77) (38) 223 108 31 March 2019 closing balance to (recover)/return (118) 59 464 405 UK Electricity UK Gas Transmission Transmission US Regulated Total £m £m £m £m 1 April 2017 opening balance1 (30) 111 106 187 Over/(under) recovery2 (14) (18) 141 109 31 March 2018 closing balance to (recover)/return1 (44) 93 247 296 UK Electricity UK Gas Transmission Transmission US Regulated Total £m £m £m £m 1 April 2016 opening balance1 (167) 50 (97) (214) Over/(under) recovery2 137 62 195 394 31 March 2017 closing balance to (recover)/return1 (30) 112 98 180 1. Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in the UK and the US. 2. US over/(under) recovery and all US Regulated balances have been translated using the average exchange rate for the year ended 31 March 2019. The over-recovered closing balance at 31 March 2019 was £407m (translated at the closing rate of $1.30:£1). 228

National Grid Annual Report and Accounts 2018/19 Additional Information | Other unaudited financial information Capital investment ‘Capital investment’ or ‘investment’ refer to additions to property, plant and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture during the period. We also include the Group’s investments by National Grid Partners during the period which are classified for IFRS purposes as non-current financial assets in the Group’s consolidated statement of financial position. Investments made to our St William Homes LLP arrangement are excluded based on the nature of this joint venture arrangement. We typically contribute property assets to the joint venture in exchange for cash and accordingly do not consider these transactions to be in the nature of capital investment. At actual exchange rates At constant currency 2019 2018 2019 2018 Year ended 31 March £m £m % change £m £m % change UK Electricity Transmission 925 999 (7) 925 999 (7) UK Gas Transmission 308 310 (1) 308 310 (1) US Regulated 2,650 2,424 9 2,650 2,521 5 NGV and Other 438 341 28 438 346 27 Group capex 4,321 4,074 6 4,321 4,176 3 Equity investment, funding contributions and loans to joint ventures and associates1 185 177 5 185 181 2 Group capital investment 4,506 4,251 6 4,506 4,357 3 1. Excludes £47 million (2018: £19 million) equity contribution to the St William Homes LLP joint venture. 2018/19 includes £58 million National Grid Partners investment, of which £6 million is in an associate. Net debt See note 29 on page 159 for the definition and reconciliation of net debt. Funds from operations (FFO) and interest cover FFO is the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength. 2019 20181 20171 Year ended 31 March £m £m £m Interest expense (income statement) 1,066 1,128 1,082 Hybrid interest reclassified as dividend (51) (51) (51) Capitalised interest 135 128 109 Pensions interest adjustment (4) (49) (60) Interest on lease rentals adjustment 11 16 18 Unwinding of discount on provisions (74) (75) (73) Other interest adjustments 1 12 1 Interest paid (discontinued operations) – – 146 Adjusted interest expense 1,084 1,109 1,172 Net cash inflow from operating activities 4,389 4,710 4,320 Interest received on financial instruments 68 57 51 Interest paid on financial instruments (914) (853) (839) Dividends received 201 213 99 Working capital adjustment (40) (118) (151) Excess employer pension contributions 260 211 606 Hybrid interest reclassified as dividend 51 51 51 Lease rentals 34 86 86 Difference in net interest expense in income statement to cash flow (186) (178) (170) Difference in current tax in income statement to cash flow (13) (206) (47) Current tax related to prior periods (52) (22) (46) Cash flow from discontinued operations (71) (207) 909 Interest paid (discontinued operations) – – (146) Funds from operations (FFO) 3,727 3,744 4,723 FFO interest cover ((FFO + adjusted interest expense)/adjusted interest expense) 4.4x 4.4x 5.0x 1. Numbers for 2018 and 2017 reflect the calculations for the total Group as based on the published accounts for the respective years and have not been restated for discontinued operations. 229

National Grid Annual Report and Accounts 2018/19 Additional Information Other unaudited financial informationcontinued Retained cash flow (RCF)/adjusted net debt RCF/net debt is one of two credit metrics that we monitor in order to ensure the Group is generating sufficient cash to service its debts, consistent with maintaining a strong investment-grade credit rating. We calculated RCF/net debt applying the methodology used by Moody’s, as this is one of the most constrained calculations of credit worthiness. The net debt denominator includes adjustments to take account of off-balance sheet leases and the equity component of hybrid debt. 2019 2018 2017 Year ended 31 March £m £m £m Funds from operations (FFO) 3,727 3,744 4,723 Hybrid interest reclassified as dividend (51) (51) (51) Ordinary dividends paid to shareholders (1,160) (1,316) (1,463) RCF (excluding share buybacks) 2,516 2,377 3,209 Repurchase of shares – (178) (189) RCF (net of share buybacks) 2,516 2,199 3,020 Borrowings 28,730 26,625 28,638 Less: 50% hybrid debt (1,039) (1,050) (1,033) Cash and cash equivalents (252) (329) (1,139) Financial and other investments (1,311) (2,304) (7,432) Restricted cash – – 2 Underfunded pension obligations 845 857 1,487 Operating leases adjustment 248 408 526 Derivative balances removed from debt 141 (479) 52 Currency swaps 38 117 72 Nuclear decommissioning liabilities reclassified as debt 18 5 36 Collateral – cash received under collateral agreements (558) (878) (709) Accrued interest removed from short-term debt (223) (195) (210) Adjusted net debt (includes pension deficit) 26,637 22,777 20,290 RCF (excluding share buybacks)/adjusted net debt 9.4% 10.4% 15.8% RCF (net of share buybacks)/adjusted net debt 9.4% 9.7% 14.9% Regulatory Performance Measures Regulated financial performance – UK Regulatory financial performance is a pre-interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well-understood and comparable IFRS starting point and through the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate Group Return on Equity (RoE). For the reasons noted above, the table below shows the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure. UK Electricity Transmission 2019 2018 2017 Year ended 31 March £m £m £m Adjusted operating profit 1,015 1,041 1,372 Movement in regulatory ‘IOUs’ 174 51 (288) Deferred taxation adjustment 64 70 62 RAV indexation (average 3% long-run inflation) 391 374 356 Regulatory vs IFRS depreciation difference (394) (377) (379) Fast money/other 72 69 34 Pensions (51) (49) (47) Performance RAV created 90 83 74 Regulated financial performance 1,361 1,262 1,184 230

National Grid Annual Report and Accounts 2018/19 Additional Information | Other unaudited financial information UK Gas Transmission 2019 2018 2017 Year ended 31 March £m £m £m Adjusted operating profit 303 487 511 Movement in regulatory ‘IOUs’ 68 (91) (120) Deferred taxation adjustment 8 18 39 RAV indexation (average 3% long-run inflation) 179 173 168 Regulatory vs IFRS depreciation difference (42) (29) (21) Fast money/other (10) (11) (14) Pensions (33) (32) (53) Performance RAV created (30) (16) (11) Regulated financial performance 443 499 499 Regulated financial performance – US Regulated 2019 2018 2017 Year ended 31 March £m £m £m Adjusted operating profit 1,724 1,698 1,713 Major storm costs 93 142 – Timing (223) (136) (199) US GAAP pension adjustment (80) (73) (155) Regulated financial performance 1,514 1,631 1,359 Total regulated financial performance 2019 2018 2017 Year ended 31 March £m £m £m UK Electricity Transmission 1,361 1,262 1,184 UK Gas Transmission 443 499 499 US Regulated 1,514 1,631 1,359 UK Gas Distribution n/a n/a 864 Total regulated financial performance 3,318 3,392 3,906 US timing, major storms and movement in UK regulatory ‘IOUs’ – Revenue related to performance in one year may be recovered in later years. Revenue may be recovered in one year but be required to be returned to customers in future years. In the UK, this is calculated as the movement in other regulated assets and liabilities. Performance RAV – UK performance efficiencies are in-part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is calculated as in-year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio. Pension adjustment – Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US Regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year. In the UK this is calculated as cash payments against the regulatory proportion of pension deficits in the UK regulated business, whereas in the US, it is the difference between IFRS and US GAAP pension charges. 3% RAV indexation – Future UK revenues expected to be set using an asset base adjusted for inflation. This is calculated as UK RAV multiplied by 3% (long-run RPI inflation assumption). UK deferred taxation adjustment – Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year. This is the difference between: (a) IFRS underlying EBITDA less other regulatory adjustments; and (b) IFRS underlying EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate. Regulatory depreciation – US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit. Fast/slow money adjustment – The regulatory remuneration of costs incurred is split between in-year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles. This is calculated as the difference between IFRS classification of costs as operating costs or fixed asset additions and the regulatory classification. 231

National Grid Annual Report and Accounts 2018/19 Additional Information Other unaudited financial informationcontinued Regulated asset base The regulated asset base is a regulatory construct, based on predetermined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long term and this in turn contributes to delivering shareholder value. Our regulated asset base is comprised of our regulatory asset value in the UK, plus our rate base in the US. Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve between 5% and 7% growth in regulated asset base each year through continued investment in our networks in both the UK and US. In the UK, the way in which our transactions impact RAV is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990, and as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric, and therefore, it is not possible to provide a meaningful reconciliation between the two. In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not practical to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure. However, we include the calculation below. ‘Total Regulated and other balances’ includes the under- or over-recovery of revenues that National Grid’s UK regulated businesses target to collect in any year, which are based on the regulator’s forecasts for that year. Under the UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base within that jurisdiction, including working capital where appropriate. The investment in ‘NGV and other businesses’ includes net assets excluding pensions, tax and items related to the UK Gas Distribution sale. RAV, rate base or Total Regulated other business assets and other balances As at 31 March (£m at constant currency) 2019 20181 2019 20181 UK Electricity Transmission 13,537 13,045 13,302 12,676 UK Gas Transmission 6,155 5,960 6,112 5,855 US Regulated 17,565 16,087 19,463 18,007 Total regulated 37,257 35,092 38,877 36,538 NGV and other businesses 2,815 2,300 2,657 1,957 Total Group regulated and other balances 40,072 37,392 41,534 38,495 1. Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for opening balance adjustments following the completion of the UK regulatory reporting pack process in 2018, and finalisation of US balances. US rate base and Total Regulated and other balances for 31 March 2018 have been restated in the table above at constant currency. At actual currency the values were £14.9 billion and £16.7 billion respectively. Other business assets and other balances for NGV and Other businesses for 31 March 2018 have been restated in the table above at constant currency. At actual currency the values were £2.2 billion and £1.9 billion respectively. Group Return on Equity (RoE) Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It is the ratio of our regulatory financial performance to our measure of equity investment in assets. It therefore reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and non-controlling interests. We use Group RoE to measure our performance in generating value for our shareholders, and targets for Group RoE are included in the incentive mechanisms for executive remuneration within both the APP and LTPP schemes. Group RoE is underpinned by our regulated asset base. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical. However, we do include the calculations below. Calculation: Regulatory financial performance including a long-run assumption of 3% RPI inflation, less adjusted interest and adjusted taxation divided by equity investment in assets: • adjusted interest removes interest on pensions, capitalised interest in regulated operations and unwind of discount rate on provisions; • adjusted taxation adjusts the Group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest; and • equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of National Grid Ventures and Other activities and our share of joint ventures and associates, minus opening net debt as reported under IFRS restated to the weighted average £/$ exchange rate for the year. 232

National Grid Annual Report and Accounts 2018/19 Additional Information | Other unaudited financial information 2019 2018 2017 Year ended 31 March £m £m £m Regulated financial performance 3,318 3,392 3,906 Operating profit of other activities 424 255 204 Group financial performance 3,742 3,647 4,110 Share of post-tax results of joint ventures and associates 40 238 63 Non-controlling interests (3) (1) 1 Adjusted Group interest charge (1,037) (980) (1,075) Group tax charge (488) (639) (808) Tax on adjustments (34) 27 166 Group financial performance after interest and tax 2,220 2,292 2,457 Opening rate base/RAV 35,045 32,446 40,435 Share of Cadent RAV – 512 – Opening other 2,298 1,787 1,987 Opening goodwill 5,852 5,626 5,984 Opening capital employed 43,195 40,371 48,406 Opening net debt (24,345) (21,770) (27,346) Opening equity 18,850 18,601 21,060 Return on Equity 11.8% 12.3% 11.7% UK and US regulated RoE Achieved Base or Allowed Return on Equity Return on Equity Regulatory Debt: Equity 2019 2018 2019 2018 Years ended 31 March assumption % % % % UK Electricity Transmission 60/40 13.7 13.1 10.2 10.2 UK Gas Transmission 62.5/37.5 9.5 10.0 10.0 10.0 US Regulated Avg. 50/50 8.8 8.9 9.4 9.4 UK regulated RoE UK regulated RoEs are a measure of how the businesses are performing against the assumptions used by our UK regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator, and that RPI inflation is equal to a long-run assumption of 3%. They are calculated by dividing elements of out/under-performance versus the regulatory contract (i.e. regulated financial performance disclosed above) by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE. This is an important measure of UK regulated business performance, and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing under the RIIO framework and also helps investors to compare our performance with similarly regulated UK entities. Reflecting the importance of this metric, it is also a key component of the APP scheme. The UK RoE is underpinned by the UK RAV. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical. US regulated RoE US regulated RoE is a measure of how a business is performing against the assumptions used by the US regulators. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure and allowed cost of debt. The returns are divided by the average rate base (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure. This is an important measure of our US regulated business performance, and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of this metric, it is also a key component of the APP scheme. The US return is based on a calculation which gives proportionately more weighting to those jurisdictions which have a greater rate base. For the reasons noted above, no reconciliation to IFRS for the RoE measure has been presented, as we do not believe it would be practical to reconcile our IFRS balance sheet to the equity base. The table below shows the principal differences between the IFRS result of the US Regulated segment, and the ‘return’ used to derive the US RoE. In outlining these differences, we also include the result for the US regulated Operating Companies (OpCo) entities aggregated under US GAAP. In respect of 2017/18 and 2016/17, this measure is the aggregate operating profit of our US OpCo entities’ publicly available financial statements prepared under US GAAP. For 2018/19, this measure represents our current estimate, since local financial statements have yet to be prepared. 233

National Grid Annual Report and Accounts 2018/19 Additional Information Other unaudited financial informationcontinued 2019 2018 2017 £m £m £m Underlying IFRS profit for US regulated segment 1,594 1,704 1,514 Weighted average £/$ exchange rate $1.305 $1.358 $1.277 2019 2018 2017 $m $m $m Underlying IFRS operating profit for US regulated segment 2,081 2,313 1,931 Adjustments to convert to US GAAP as applied in our US OpCo entities Adjustment in respect of customer contributions (50) (151) (96) Pension accounting differences1 (10) (101) (120) Environmental charges recorded under US GAAP (117) (106) (91) Storm costs and recoveries recorded under US GAAP (112) (113) (57) Other regulatory deferrals, amortisation and other items 121 (146) (29) Results for US regulated OpCo entities, aggregated under US GAAP2 1,913 1,696 1,538 Adjustments to determine regulatory operating profit used in US RoE Levelisation revenue adjustment (48) 82 46 Net other (1) 40 70 Regulatory operating profit 1,864 1,818 1,654 Pensions1 (95) – – Regulatory interest charge (457) (395) (391) Regulatory tax charge (345) (520) (499) Regulatory earnings used to determine US RoE 967 903 764 1. Following a change in US GAAP accounting rules, an element of the pensions charge is reported outside operating profit with effect from 2019. 2. Based on US GAAP accounting policies as applied by our US regulated OpCo entities. 2019 2018 2017 $m $m $m US equity base (average for the year) 11,045 10,092 9,267 US RoE 8.8% 8.9% 8.2% Value Added and Value Added per share Value Added is a measure that reflects the value to shareholders of our dividend and the growth in National Grid’s regulated and non-regulated assets (as measured in our regulated asset base, for regulated entities), net of the growth in net debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements. Value Added is derived using our regulated asset base and, as such, it is not practical to provide a meaningful reconciliation from this measure to an equivalent IFRS measure due to the reasons set out for our regulated asset base. However, the calculation is set out in the Financial review on page 30. Value Added per share is calculated by dividing Value Added by the weighted average number of shares (3,386 million) set out in note 8 on page 126. Asset growth Asset growth is the annual percentage increase in our RAV and rate base and other business balances (including the assets of NGV and NGP) calculated at constant currency. Regulatory gearing Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NGV, UK property and other assets and US other assets) is funded through debt. Comparative amounts as at March 2018 are presented at historical exchange rates and have not been restated for opening balance adjustments. 2019 2018 As at 31 March £m £m UK RAV 19,692 19,059 US rate base 17,565 14,762 Other invested capital included in gearing calculation 2,815 2,167 Total assets included in gearing calculation 40,072 35,988 Net debt (including 100% of hybrid debt) 26,529 23,002 change Group gearing (based on 100% of net debt) 66% 64% 2% pts Group gearing (excluding 50% of hybrid debt from net debt) 64% 61% 3% pts 234

National Grid Annual Report and Accounts 2018/19 Additional Information Commentary on consolidated financial statements for the year ended 31 March 2018 In compliance with SEC rules, we present a summarised analysis of movements in the income statement and an analysis of movements in adjusted operating profit (for the continuing group) by operating segment. This should be read in conjunction with the 31 March 2019 financial review included on pages 25 – 33. Analysis of the income statement for the year ended Share of post-tax results of joint ventures and associates before 31 March 2018 exceptional items for the year ended 31 March 2018 of £44 million Revenue was £19 million lower, principally due to a lower contribution from BritNed. Revenue for the year ended 31 March 2018 increased by £215 million to £15,250 million. This increase was driven by higher revenues in our Exceptional items and remeasurements relating to taxation for 2017/18 US Regulated and NGV and Other businesses, partially offset by lower comprised a net credit of £1,473 million, including a £1,515 million revenues in our UK Electricity Transmission business. US Regulated decrease in net deferred tax liabilities due to the reduction in the US revenues were £341 million higher year-on-year including increased corporate tax rate. pass-through costs, the impact of new rate plans and the benefit of capital trackers, partially offset by an unfavourable impact from foreign Adjusted earnings and EPS from continuing operations exchange. UK Electricity Transmission revenues decreased by £284 million, including a reduction in pass-through costs, the absence of Adjusted earnings and EPS, which exclude exceptional items and the recovery of outstanding timing balances in 2016/17 and higher remeasurements, are provided to reflect the Group’s results on adjustments this year to return the benefits of efficiencies and lower a ‘business performance’ basis, described further in note 5. The required outputs to customers. Revenue from NGV and Other following chart shows the five-year trend in adjusted profit attributable businesses increased by £57 million, primarily driven by support to equity shareholders of the parent (adjusted earnings) and adjusted services provided to Cadent. earnings per share. See page 227 for a reconciliation of adjusted basic EPS to EPS. Operating costs ������m ������m Operating costs for the year ended 31 March 2018 of £11,757 million ������m were £70 million lower than the prior year. This decrease in costs ������m ����� included a £601 million decrease in exceptional items and ������m ����� remeasurements, which is discussed below. Excluding exceptional ����� items and remeasurements, operating costs were £531 million higher, ����� principally due to higher pass-through costs in the US, £142 million of major storm costs incurred in the US and higher depreciation as ����� a result of continued asset investment, partially offset by the impact of movement in exchange rates. 1�/1� 1�/1� 1�/1� 1�/1� 1�/18 Net finance costs   Adjusted earnings For the year ended 31 March 2018, net finance costs before   Adjusted EPS exceptional items and remeasurements were £28 million lower than 2016/17 at £1,001 million, mainly as a result of the impact of the weaker US dollar, higher gains on the sale of financial assets and The above earnings performance translated into a decrease in lower pension interest expense due to a reduction in pension deficits, adjusted EPS in 2017/18 of 1.6p (3%). partially offset by the impact of higher UK RPI inflation. Net finance costs in 2017/18 included remeasurement gains of £119 million on Exchange rates derivative financial instruments used to hedge our borrowings, Our financial results are reported in sterling. Transactions for our US compared to £58 million of remeasurement losses in 2016/17. In operations are denominated in dollars, so the related amounts that are addition, during 2017/18 we had a £110 million remeasurement reported in sterling depend on the dollar to sterling exchange rate. The gain on a derivative financial instrument relating to the put/call table below shows the average and closing exchange rates of sterling option over a 14% interest in Quadgas HoldCo Limited. to US dollars. Tax 2017/18 2016/17 % change The tax charge on profits before exceptional items and remeasurements of £584 million was £82 million lower than 2016/17. Weighted average This was primarily due to lower UK and US corporate tax rates, (income statement) 1.36 1.28 6% partially offset by lower tax credits in respect of prior years. Year-end (statement of financial position) 1.40 1.25 12% Exceptional items and remeasurements Operating costs for the year ended 31 March 2018 included a The movement in foreign exchange during 2017/18 has resulted in a £26 million gain on settlement of outstanding balances related to £536 million reduction in revenue, a £98 million reduction in adjusted the LIPA Management Services Agreement, together with a net operating profit and a £73 million reduction in operating profit. £10 million gain on remeasurement of commodity contracts. In the previous year, operating costs included £633 million of exceptional costs primarily associated with environmental charges and gas holder decommissioning, offset by a net £68 million gain on remeasurement of commodity contracts. Finance costs for the year ended 31 March 2018 included a gain of £229 million on financial remeasurements of derivative financial instruments, including a £110 million gain on the put option to dispose of a 14% interest in Cadent. For the previous year ended 31 March 2017, we incurred a loss of £58 million on financial remeasurements. 235

National Grid Annual Report and Accounts 2018/19 Additional Information Commentary on consolidated financial statements for the year ended 31 March 2018 continued Analysis of the adjusted operating profit by segment for US Regulated the year ended 31 March 2018 Revenue in our US Regulated business increased by £341 million to UK Electricity Transmission £9,272 million, and adjusted operating profit decreased by £15 million For the year ended 31 March 2018, revenue in the UK Electricity to £1,698 million. Transmission segment decreased by £285 million to £4,154 million, and adjusted operating profit decreased by £331 million to £1,041 million. The weaker US dollar decreased revenue and operating profit in 2017/18 by £534 million and £102 million respectively. Excluding the The revenue reduction of £285 million included a reduction in impact of foreign exchange rate movements, revenue increased by pass-through costs, such as system balancing costs charged on £875 million. Of this increase, £597 million was due to increases in to customers. Excluding pass-through costs, net revenue was pass-through costs charged on to customers. Excluding pass-through £235 million lower, reflecting the absence of 2016/17’s recovery of costs, net revenue increased by £278 million at constant currency, outstanding timing balances along with higher adjustments this year reflecting increased revenue allowances under new rate plans in to return the benefits of efficiencies and lower required outputs to downstate New York and Massachusetts Electric, and the benefit customers. Regulated controllable costs were £35 million higher, of capital trackers. reflecting inflation, increased headcount and workload, and initiative spend. Depreciation and amortisation was £54 million higher, reflecting We incurred £142 million of major storm costs in 2017/18 including the continued capital investment programme. Other costs were in line a sequence of heavy storms this winter that caused substantial with 2016/17. damage to our electricity networks. Separate from these costs, regulated controllable costs were broadly in line with 2016/17 at Capital expenditure decreased by £28 million compared with 2016/17 constant currency, and bad debt costs were £13 million lower. to £999 million. Depreciation and amortisation was £31 million higher this year at constant currency as a result of ongoing investment in our networks. UK Gas Transmission Other operating costs were £34 million higher at constant currency, reflecting higher property taxes. Revenue in the UK Gas Transmission segment increased by £11 million to £1,091 million, and adjusted operating profit decreased by Capital expenditure in the US Regulated business increased to £24 million to £487 million. £2,424 million in 2017/18, £177 million more than in 2016/17. At constant currency, this represented a £311 million increase in After deducting pass-through costs, net revenue was £23 million lower investment driven by higher investment in new and replacement than 2016/17. Increases in allowed revenues this year were more than gas mains. offset by the end of certain legacy revenue allowances and the refund of prior year over-recoveries to customers. Regulated controllable NGV and Other costs were £9 million higher than 2016/17, mainly as a result of higher employee numbers to deliver additional outputs. Depreciation and Revenue in NGV and Other increased by £63 million to £776 million, amortisation costs were £8 million higher, reflecting ongoing and adjusted operating profit increased by £54 million to £231 million. investment. Other operating costs were £16 million lower than This reflects higher revenues and profit on disposal of property sites 2016/17, including the release of unused provisions relating to LNG in the UK and lower levels of business change costs incurred, partially plant closures. offset by lower auction revenues in the French Interconnector. Capital expenditure increased to £310 million, £96 million higher than Capital expenditure in NGV and Other was £94 million higher than last year, with increases in asset health spend and higher investment 2016/17 at £341 million, including the start of construction of a second on compressor projects. French Interconnector and increases in smart meter installations in the UK. 236

National Grid Annual Report and Accounts 2018/19 Additional Information Summary consolidated financial information Financial summary (unaudited) The financial summary set out below has been derived from the audited consolidated financial statements of National Grid for the five financial years ended 31 March 2019. It should be read in conjunction with the consolidated financial statements and related notes, together with the Strategic Report. The information presented below is adjusted for the matters described in footnote 1 for the years ended 31 March 2019, 2018, 2017, 2016 and 2015 and has been prepared under IFRS as issued by the IASB and as adopted by the EU1. Summary income statement (£m) 2019 20181 2017 20162 20152 Continuing operations Revenue 14,933 15,250 15,035 13,212 13,357 Operating profit Before exceptional items, remeasurements 3,442 3,457 3,773 3,214 3,034 Exceptional items, remeasurements (572) 36 (565) 11 (83) Profit before tax Before exceptional items, remeasurements 2,489 2,500 2,807 2,417 2,208 Exceptional items, remeasurements (648) 160 (623) (88) (248) Profit after tax from continuing operations Before exceptional items, remeasurements 2,001 1,916 2,141 1,813 1,665 Exceptional items, remeasurements (499) 1,633 (331) 89 (172) Profit after tax from discontinued operations Before exceptional items, remeasurements 57 145 606 576 516 Exceptional items, remeasurements (45) (143) 57 116 2 Gain on disposal of UK Gas Distribution after tax – – 5,321 – – Total profit for the year 1,514 3,551 7,794 2,594 2,011 Profit for the year attributable to equity shareholders Before exceptional items, remeasurements 2,055 2,060 2,747 2,386 2,189 Exceptional items, remeasurements (544) 1,490 (273) 205 (170) Gain on disposal of UK Gas Distribution after tax – – 5,321 – – Total 1,511 3,550 7,79 5 2,591 2,019 Earnings per share Basic – continuing operations (pence) 44.3 102.5 48.1 50.4 39.4 Diluted – continuing operations (pence) 44.1 102.1 47.9 50.2 39.2 Basic – total (pence) 44.6 102.6 207.1 68.7 52.9 Diluted – total (pence) 44.4 102.1 206.2 68.4 52.7 Weighted average number of shares – basic (millions) 3,386 3,461 3,763 3,774 3,817 Weighted average number of shares – diluted (millions) 3,401 3,476 3,780 3,790 3,834 Dividends per ordinary share Paid during the year (pence) 46.52 128.965 43.51 43.16 42.25 Approved or proposed during the year (pence)3 47.34 45.93 128.65 43.34 42.87 Paid during the year ($) 0.607 1.751 0.555 0.664 0.697 Approved or proposed during the year ($) 0.618 0.624 1.642 0.635 0.672 1. Items previously reported for 2018 have been re-presented to reflect our investment in Quadgas HoldCo Limited being presented as a discontinued operation in the current year. 2. Items previously reported for 2015–2016 have been re-presented to reflect UK Gas Distribution being presented as a discontinued operation. 3. Following the disposal of UK Gas Distribution, 2017 includes a special interim dividend of 84.375 pence per share that was paid on 2 June 2017. Summary statement of net assets (£m) 2019 2018 2017 2016 2015 Non-current assets 55,017 52,106 52,266 52,622 49,058 Current assets 7,946 6,681 13,574 6,312 6,031 Total assets 62,963 58,787 65,840 58,934 55,089 Current liabilities (9,129) (8,697) (10,511) (7,721) (7,374) Non-current liabilities (34,465) (31,242) (34,945) (37,6 48) (35,741) Total liabilities (43,594) (39,939) (45,456) (45,369) (43,115) Net assets 19,369 18,848 20,384 13,565 11,974 Total shareholders’ equity 19,349 18,832 20,368 13,555 11,962 237

National Grid Annual Report and Accounts 2018/19 Additional Information Definitions and glossary of terms Our aim is to use plain English in this Annual Report and Accounts. However, where necessary, we do use a number of technical terms and abbreviations. We summarise the principal ones below, together with an explanation of their meanings. The descriptions below are not formal legal definitions. Alternative and Regulatory Performance Measures are defined on pages 225 – 234. A Carrying value The amount at which an asset or a liability is recorded in the Group’s Adjusted interest statement of financial position and the Company’s balance sheet. A measure of the interest charge of the Group, calculated by making adjustments to the Group reported interest charge. The Company, the Group, National Grid, we, our or us We use these terms to refer to either National Grid plc itself or to Adjusted net debt National Grid plc and/or all or certain of its subsidiaries, depending A measure of the indebtedness of the Group, calculated by making on context. adjustments to the Group reported borrowings, including adjustments made to include elements of pension deficits and exclude elements of Consolidated financial statements hybrid debt financing. Financial statements that include the results and financial position of the Company and its subsidiaries together as if they were a American Depositary Shares (ADSs) single entity. Securities of National Grid listed on the New York Stock Exchange, each of which represents five ordinary shares. They are evidenced by Consortium American Depositary Receipts or ADRs. The Consortium that purchased a 61% equity interest in Cadent on 31 March 2017. It comprised Macquarie Infrastructure and Real Assets, Annual General Meeting (AGM) Allianz Capital Partners, Hermes Investment Management, CIC Capital Meeting of shareholders of the Company held each year to consider Corporation, Qatar Investment Authority, Dalmore Capital and Amber ordinary and special business as provided in the Notice of AGM. Infrastructure Limited/International Public Partnerships. B Constant currency BAME ‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year, which, in respect of Black, Asian, and Minority Ethnic (being the UK term used to refer any US$ currency denominated activity, have been translated using to members of non-white communities). the average US$ exchange rate for the year ended 31 March 2019, which was $1.31 to £1. The average rate for the year ended 31 March bps 2018 was $1.36 to £1, and for the year ended 31 March 2017 was Basis point (bp, bps) is a unit that is equal to 1/100th of 1% and is $1.28 to £1. Assets and liabilities as at 31 March 2018 have been typically used to denote the movement in a percentage-based metric retranslated at the closing rate at 31 March 2019 of $1.30 to £1. such as interest rates or RoE. A 0.1% change in a percentage The closing rate for the balance sheet date 31 March 2018 represents 10 basis points. was $1.40 to £1. BEIS Contingent liabilities The Department for Business, Energy and Industrial Strategy, the UK Possible obligations or potential liabilities arising from past events for Government department responsible for business, industrial strategy, which no provision has been recorded, but for which disclosure in the and science and innovation with energy and climate change policy. financial statements is made. Board CPIH The Board of Directors of the Company (for more information The UK Consumer Prices Index including Owner Occupiers’ see pages 48 – 49). Housing Costs as published by the Office for National Statistics. BritNed D BritNed Development Limited. Dth Decatherm, being an amount of energy equal to 1 million British C thermal units (BTUs), equivalent to approximately 293 kWh. Cadent Cadent Gas Limited, the former UK Gas Distribution business. A 61% DB equity interest in it was sold to the Consortium on 31 March 2017, and Defined benefit, relating to our UK or US (as the context requires) the sale of the remaining 39% is expected to complete in June 2019. final salary pension schemes. Called-up share capital DC Shares (common stock) that have been issued and have been Defined contribution, relating to our UK or US (as the context requires) fully paid for. pension schemes to which National Grid, as an employer, pays contributions based on a percentage of employees’ salaries. Capital tracker In the context of our US rate plans, this is a mechanism that allows the Deferred tax recovery of the revenue requirement of incremental capital investment For most assets and liabilities, deferred tax is the amount of tax that above that embedded in base rates, including depreciation, property will be payable or receivable in respect of that asset or liability in future taxes and a return on the incremental investment. tax returns as a result of a difference between the carrying value for accounting purposes in the statement of financial position or balance sheet and the value for tax purposes of the same asset or liability. Deposit agreement The amended and restated deposit agreement entered into between National Grid plc, the Depositary and all the registered holders from time to time of ADRs, pursuant to which ADSs have been issued, dated 23 May 2013, and any related agreement. 238

National Grid Annual Report and Accounts 2018/19 Additional Information | Definitions and glossary of terms Depositary F Depositary means The Bank of New York Mellon acting as depositary. FERC Derivative The US Federal Energy Regulatory Commission. A financial instrument or other contract where the value is linked to an underlying index, such as exchange rates, interest rates or commodity Finance lease prices. In most cases, we exclude contracts for the sale or purchase of A lease where the asset is treated as if it was owned for the period of commodities that are used to supply customers or for our own needs the lease, and the obligation to pay future rentals is treated as if they from this definition. were borrowings. Also known as a capital lease. Directors/Executive Directors/Non-executive Directors Financial year The Directors/Executive Directors and Non-executive Directors of the For National Grid this is an accounting year ending on 31 March. Company, whose names are set out on pages 48 – 49 of this document. Also known as a fiscal year. Distributed Energy Resources (DER) FRS Decentralised assets, generally located behind the meter, covering A UK Financial Reporting Standard as issued by the UK Financial a range of technologies including solar, storage, electric vehicle Reporting Council (FRC). It applies to the Company’s individual charging, district heating, smart street lighting and combined financial statements on pages 189 – 195, which are prepared in heat and power. accordance with FRS 101. Dollars or $ Funds from Operations (FFO) Except as otherwise noted, all references to dollars or $ in this Annual A measure used by the credit rating agencies of the operating cash Report and Accounts relate to the US currency. flows of the Group after interest and tax but before capital investment. E G Earnings per share (EPS) Grain LNG Profit for the year attributable to equity shareholders of the Company National Grid Grain LNG Limited. allocated to each ordinary share. Great Britain Electricity Market Reform (EMR) England, Wales and Scotland. An energy policy initiative, introduced by the Energy Act 2013, designed to provide greater financial certainty to investors in both Group Value Growth low-carbon and conventional generation in order to meet Group Value Growth is Group-wide value added expressed as a environmental targets and maintain security of supply, and to do so at proportion of Group equity. See page 234 for an explanation of the lowest cost to consumers. Value Added. Electricity System Operator (ESO) GW The party responsible for the long-term strategy, planning and real-time Gigawatt, an amount of power equal to 1 billion watts (109 watts). operation (balancing supply and demand) of the electricity system in Great Britain. GWh Employee engagement Gigawatt hours, an amount of energy equivalent to delivering 1 billion watts (109 watts) of power for a period of one hour. A key performance indicator (KPI), based on the percentage of favourable responses to certain indicator questions repeated in each GWm employee survey. It is used to measure how employees think, feel and Gigawatt month, an amount of energy equivalent to delivering 1 billion act in relation to National Grid. Research shows that a highly engaged 9 workforce leads to increased productivity and employee retention. We watts (10 watts) of power for a period of one month. use employee engagement as a measure of organisational health in relation to business performance. H Hinkley-Seabank (HSB) Employee resource group (ERG) A project to connect the new Hinkley Point C nuclear power station A group of employees who join together in their workplace based to the electricity transmission network. on shared characteristics or life experiences. HMRC Estate Tax Convention HM Revenue & Customs. The UK tax authority. The convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes. HVDC EU High-voltage, direct-current electric power transmission that uses direct current for the bulk transmission of electrical power in contrast The European Union (EU) is the economic and political union of 28 to the more common alternating current systems. member states located in Europe, currently including the UK. As at the date of this document, the timing for Brexit and the UK’s leaving the EU is not confirmed. Exchange Act The US Securities Exchange Act 1934, as amended.  239

National Grid Annual Report and Accounts 2018/19 Additional Information Definitions and glossary of termscontinued I M IAS or IFRS MADPU An International Accounting Standard (IAS) or International Financial The Massachusetts Department of Public Utilities. Reporting Standard (IFRS), as issued by the International Accounting Standards Board (IASB). IFRS is also used as the term to describe MSA international generally accepted accounting principles as a whole. The managed services agreement under which the Company maintained and operated the electricity transmission and distribution Individual financial statements system on Long Island owned by LIPA, which was transitioned to a Financial statements of a company on its own, not including its third party with effect from 31 December 2013. subsidiaries or joint ventures and associates. MW Injury frequency rate (IFR) Megawatt, an amount of power equal to 1 million watts. The number of lost time injuries (LTIs) per 100,000 hours worked in a 12-month period. N Interest cover National Grid Metering (NGM) A measure used by the credit rating agencies, calculated as FFO plus National Grid Metering Limited is National Grid’s UK regulated adjusted interest divided by adjusted interest. metering business. J National Grid Partners (NGP) The Company’s new unit, established in November 2018 as the venture Joint venture (JV) investment and innovation arm of the Group. A company or other entity that is controlled jointly with other parties. National Grid Ventures (NGV) K The Company’s division that operates outside its core UK and US regulated businesses, comprising a broad range of activities in the UK KEDLI and US, including electricity interconnectors, the Grain LNG terminal KeySpan Gas East Corporation, also known as KeySpan Energy and energy metering, as well as being tasked with investment in Delivery Long Island. adjacent businesses, distributed energy opportunities and the development of new and evolving technologies. KEDNY The Brooklyn Union Gas Company, also known as KeySpan Energy Net Promoter Score (NPS) Delivery New York. A commonly used tool to measure customer experience to gauge the loyalty of a company’s customer relationships. It is an index ranging KPI from -100 to +100. Key performance indicator. New UK Corporate Governance Code (the New Code) kV Revised guidance, issued by the Financial Reporting Council in Kilovolt, an amount of electric force equal to 1,000 volts. 2018 and having effect for financial years commencing on or after 1 January 2019. kW New England Kilowatt, an amount of power equal to 1,000 watts. The term refers to a region within northeastern US that includes the kWm states of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont. National Grid’s New England operations are Kilowatt month, an amount of energy equivalent to delivering 1kW of primarily in the states of Massachusetts and Rhode Island. power for a period of one month. Northeastern US L The Northeastern region of the US, comprising the states of LIPA Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, The Long Island Power Authority. New York, Pennsylvania, Rhode Island and Vermont. LNG National Transmission System (NTS) Liquefied natural gas is natural gas that has been condensed into The gas National Transmission System in Great Britain. a liquid form, typically at temperatures at or below -161°C (-258°F). NYPSC Lost time injury (LTI) The New York Public Service Commission. An incident arising out of National Grid’s operations that leads to an injury where the employee or contractor normally has time off for the O following day or shift following the incident. It relates to one specific Ofgem (acute) identifiable incident which arises as a result of National Grid’s premises, plant or activities, and was reported to the supervisor at The UK Office of Gas and Electricity Markets is part of the UK Gas and the time and was subject to appropriate investigation. Electricity Markets Authority (GEMA) that regulates the energy markets in the UK. OPEB Other post-employment benefits. Ordinary shares Voting shares entitling the holder to part ownership of a company. Also known as common stock. National Grid’s ordinary shares have a nominal value of 12204∕473 pence following the share consolidation approved at the General Meeting of the Company held on 19 May 2017. 240

National Grid Annual Report and Accounts 2018/19 Additional Information | Definitions and glossary of terms P RIIO-T1 The regulatory framework for transmission networks that was Paris Agreement implemented in the eight-year price controls that started on 1 April The agreement, also known as the Paris Climate Accord, within the 2013. United Nations Framework Convention on Climate Change dealing with greenhouse gas emissions mitigation, adaptation and finance starting RIIO‑T2 in the year 2020, and adopted by consensus on 12 December 2015. The regulatory framework for transmission networks expected to be issued by Ofgem to start on 1 April 2021. Price control The mechanism by which Ofgem sets restrictions on the amounts RIPUC of revenue we are allowed to collect from customers in our UK The Rhode Island Public Utilities Commission. businesses. The allowed revenues are intended to cover efficiently incurred operational expenditure, capital expenditure and financing RPI costs, including a Return on Equity invested. The UK retail price index as published by the Office for National R Statistics. Rate base S The base investment on which the utility is authorised to earn a cash Scope 1 greenhouse gas emissions return. It includes the original cost of facilities, minus depreciation, an allowance for working capital and other accounts. Scope 1 emissions are direct greenhouse gas emissions that occur from sources that are owned or controlled by the Company. Examples Rate plan include emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc. The term given to the mechanism by which a US utility regulator sets terms and conditions for utility service, including, in particular, tariffs Scope 2 greenhouse gas emissions and rate schedules. The term can mean a multi-year plan that is approved for a specified period, or an order approving tariffs and rate Scope 2 emissions are greenhouse gas emissions from the generation schedules that remain in effect until changed as a result of future of purchased electricity consumed by the Company. Purchased regulatory proceedings. Such proceedings can be commenced electricity is defined as electricity, heat, steam or cooling that is through a filing by the utility or on the regulator’s own initiative. purchased or otherwise brought into the organisational boundary of the Company. Scope 2 emissions physically occur at the facility where Regulated controllable costs electricity is generated. Total operating costs under IFRS less depreciation and certain Scope 3 greenhouse gas emissions regulatory costs where, under our regulatory agreements, mechanisms are in place to recover such costs in current or future periods. Scope 3 emissions are indirect greenhouse gas emissions as a consequence of the operations of the Company, but are not owned or Regulatory asset value (RAV) controlled by the Company, such as emissions from third-party logistics providers, waste management suppliers, travel suppliers, The value ascribed by Ofgem to the capital employed in the relevant employee commuting, and combustion of sold gas by customers. licensed business. It is an estimate of the initial market value of the regulated asset base at privatisation, plus subsequent allowed SEC additions at historical cost, less the deduction of annual regulatory depreciation. Deductions are also made to reflect the value The US Securities and Exchange Commission, the financial regulator realised from the disposal of certain assets that formed part of for companies with registered securities in the US, including National the regulatory asset base. It is also indexed to the RPI to allow Grid and certain of its subsidiaries. for the effects of inflation. SF6 Regulatory IOUs Sulphur hexafluoride is an inorganic, colourless, odourless and Net under/over-recoveries of revenue from output related allowance non-flammable greenhouse gas. SF6 is used in the electricity industry changes, the totex incentive mechanism, legacy price control cost as a gaseous dielectric medium for high-voltage circuit breakers, true-up and differences between allowed and collected revenues. switchgear and other electrical equipment. The Kyoto protocol estimated that the global warming potential over 100 years of SF6 Retained cash flow (RCF) is 23,900 times more potent than that of CO2. A measure of the cash flows of the Group used by the credit rating Share premium agencies. It is calculated as funds from operations less dividends paid and costs of repurchasing scrip shares. The difference between the amount shares are issued for and the nominal value of those shares. Revenue decoupling Stranded cost recoveries Revenue decoupling is the term given to the elimination of the dependency of a utility’s revenue on the volume of gas or electricity The recovery of historical generation-related costs in the US, related to transported. The purpose of decoupling is to eliminate the disincentive generation assets that are no longer owned by us. a utility otherwise has, to encourage energy-efficiency programmes. STEM RIIO Science, technology, engineering and mathematics. Revenue = Incentives + Innovation + Outputs, the regulatory framework for energy networks issued by Ofgem. Subsidiary A company or other entity that is controlled by National Grid. Swaption A swaption gives the buyer, in exchange for an option premium, the right, but not the obligation, to enter into an interest-rate swap at some specified date in the future. The terms of the swap are specified on the trade date of the swaption. 241

National Grid Annual Report and Accounts 2018/19 Additional Information Definitions and glossary of termscontinued T U Taxes borne UK Those taxes that represent a cost to the Company and are reflected in The United Kingdom, comprising England, Wales, Scotland and our results. Northern Ireland. Taxes collected UK Corporate Governance Code (the Code) Those taxes that are generated by our operations but do not affect our Guidance, issued by the Financial Reporting Council in 2016, on how results. We generate the commercial activity giving rise to these taxes companies should be governed, applicable to UK listed companies, and then collect and administer them on behalf of HMRC. including National Grid. Tax Convention UK GAAP Tax Convention means the income tax convention between the US Generally accepted accounting principles in the UK. These differ and the UK. from IFRS and from US GAAP. Tonne US A unit of mass equal to 1,000 kilogrammes, equivalent to The United States of America, its territories and possessions, approximately 2,205 pounds. any state of the United States and the District of Columbia. Tonnes carbon dioxide equivalent (CO2e) US GAAP A measure of greenhouse gas emissions in terms of the equivalent Generally accepted accounting principles in the US. These differ amount of carbon dioxide. from IFRS and from UK GAAP. Totex US state regulators (state utility commissions) Total expenditure, comprising capital and operating expenditure. In the US, public utilities’ retail transactions are regulated by state utility commissions, including the New York Public Service Commission Treasury shares (NYPSC), the Massachusetts Department of Public Utilities (MADPU) Shares that have been repurchased but not cancelled. These shares and the Rhode Island Public Utilities Commission (RIPUC). can then be allotted to meet obligations under the Company’s employee share schemes. V Value growth TWh Value growth is the value added expressed as a proportion of Group Terawatt hours, an amount of energy equivalent to delivering 1 billion equity. See page 234. watts of power for a period of 1,000 hours. 242

National Grid Annual Report and Accounts 2018/19 Additional Information Want more information or help? Equiniti The Bank of New York Mellon For queries about ordinary shares: For queries about American Depositary Shares:     0800 169 7775 1-800-466-7215 This is a Freephone number from landlines within the UK, If calling from outside the US: mobile costs may vary. Lines are open 8.30am to 5.30pm, +1-201-680-6825 Monday to Friday, excluding public holidays. If calling from outside the UK: +44 (0) 121 415 0931. Calls from outside www.mybnymdr.com the UK will be charged at the applicable international rate. Email: shrrelations@cpushareownerservices.com Visit help.shareview.co.uk for information regarding your shareholding (from here you will also be able to email a query securely). BNY Mellon – ADR PO Box 505000 National Grid Share Register Louisville, KY 40233-5000 Equiniti Aspect House Spencer Road, Lancing Further information about National Grid, including share West Sussex BN99 6DA price and interactive tools, can be found on our website: https://investors.nationalgrid.com Beware of share fraud Have your dividends paid directly into your bank or building Investment scams are often sophisticated and difficult to spot. society account: Shareholders are advised to be wary of any unsolicited advice or • your dividend reaches your account on the payment day; offers, whether over the telephone, through the post or by email. If • it is more secure – cheques sometimes get lost in the post; and you receive any unsolicited communication, please check the company or person contacting you is properly authorised by the Financial • no more trips to the bank. Conduct Authority (FCA) before getting involved. Be ScamSmart and visit www.fca.org.uk/scamsmart. You can report calls from Elect to receive your dividends as additional shares: unauthorised firms to the FCA by calling 0800 111 6768. Join our scrip dividend scheme; no stamp duty or commission to pay. Financial calendar Electronic communications The following dates have been announced or are indicative: Please register at www.shareview.co.uk. 16 May 2019 2018/19 full-year results It only takes a few minutes to register – just have your 11-digit Shareholder Reference Number to hand. You will be sent a PIN 30 May 2019 Ordinary shares and ADRs go ex-dividend for number to complete registration. 2018/19 final dividend 31 May 2019 Record date for 2018/19 final dividend Once you have registered, you can elect to receive your shareholder communications electronically. 6 June 2019 Scrip reference price announced 17 July 2019 Scrip election date Registered office (5pm London time) National Grid plc was incorporated on 11 July 2000. The Company is registered in England and Wales No. 4031152, with its registered office 29 July 2019 2019 AGM at 1–3 Strand, London WC2N 5EH. 14 August 2019 2018/19 final dividend paid to qualifying shareholders Share dealing 14 November 2019 2019/20 half-year results Postal share dealing: Equiniti offer our European Economic Area 27 November 2019 ADRs go ex-dividend for 2019/20 interim dividend resident shareholders a share dealing service by post. This service is available to private shareholders resident within the European 28 November 2019 Ordinary shares go ex-dividend for 2019/20 Economic Area, the Channel Islands or the Isle of Man. If you hold your interim dividend shares in CREST, you are not eligible to use this service. For more 29 November 2019 Record date for 2019/20 interim dividend information and to obtain a form, please visit www.shareview.co.uk or call Equiniti on 0800 169 7775. 5 December 2019 Scrip reference price announced 16 December 2019 Scrip election date for 2019/20 interim dividend Internet and telephone share dealing: Equiniti also offer telephone (5pm London time) and online share dealing at live prices. For full details together with terms and conditions, please visit www.shareview.co.uk. You can call 15 January 2020 2019/20 interim dividend paid to qualifying Equiniti on 03456 037037 for further details, or to arrange a trade. shareholders Lines are open Monday to Friday, 8.00am to 4.30pm for dealing, and until 6.00pm for enquiries. Dividends ShareGift: If you only have a small number of shares that would The Directors are recommending a final dividend of 31.26 pence per cost more for you to sell than they are worth, you may wish to ordinary share ($2.0256 per ADS) to be paid on 14 August 2019 to consider donating them to ShareGift. ShareGift is a registered shareholders on the register as at 31 May 2019. Further details on charity (No. 1052686) which specialises in accepting such shares dividend payments can be found on page 33. If you live outside the as donations. For more information, visit www.sharegift.org or UK, you may be able to request that your dividend payments are contact Equiniti. converted into your local currency. Individual Savings Accounts (ISAs): ISAs for National Grid Under the Deposit agreement, a fee of up to $0.05 per ADS can be shares are available from Equiniti. For more information, call charged for any cash distribution made to ADS holders, including cash Equiniti on 0345 300 0430 or visit www.shareview.co.uk/ISA. dividends. ADS holders who receive cash in relation to the 2018/19 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to the distribution of the cash dividend. 243

National Grid Annual Report and Accounts 2018/19 Additional Information Cautionary statement This document comprises the Annual Report and Accounts for the disruptions in energy supply; performance against regulatory year ended 31 March 2019 for National Grid and its subsidiaries. targets and standards and against our peers with the aim of delivering stakeholder expectations regarding costs and efficiency It contains the Directors’ Report and Financial Statements, together savings; and customers and counterparties (including financial with the independent auditor’s report thereon, as required by the institutions) failing to perform their obligations to the Company. Other Companies Act 2006. The Directors’ Report, comprising pages 2 – 90 factors that could cause actual results to differ materially from those and 196-237 has been drawn up in accordance with the requirements described in this document include fluctuations in exchange rates, of English law, and liability in respect thereof is also governed by interest rates and commodity price indices; restrictions and conditions English law. In particular, the liability of the Directors for these reports (including filing requirements) in our borrowing and debt arrangements, is solely to National Grid. funding costs and access to financing; regulatory requirements for us to maintain financial resources in certain parts of our business and This document contains certain statements that are neither reported restrictions on some subsidiaries’ transactions, such as paying financial results nor other historical information. These statements are dividends, lending or levying charges; the delayed timing of recoveries forward-looking statements within the meaning of Section 27A of the and payments in our regulated businesses and whether aspects of our Securities Act of 1933, as amended, and Section 21E of the Securities activities are contestable; the funding requirements and performance Exchange Act of 1934, as amended. These statements include of our pension schemes and other post-retirement benefit schemes; information with respect to our financial condition, our results of the failure to attract, develop and retain employees with the necessary operations and businesses, strategy, plans and objectives. Words such competencies, including leadership and business capabilities, and any as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, significant disputes arising with our employees or the breach of laws ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ or regulations by our employees; the failure to respond to market and similar expressions, as well as statements in the future tense, developments, including competition for onshore transmission, identify forward-looking statements. These forward-looking statements the threats and opportunities presented by emerging technology, are not guarantees of our future performance and are subject to development activities relating to changes to the energy mix and the assumptions, risks and uncertainties that could cause actual future integration of distributed energy resources; and the need to grow our results to differ materially from those expressed in or implied by such business to deliver our strategy, as well as incorrect or unforeseen forward-looking statements. Many of these assumptions, risks and assumptions or conclusions (including unanticipated costs and uncertainties relate to factors that are beyond our ability to control or liabilities) relating to business development activity. estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European For further details regarding these and other assumptions, risks and Union; announcements from and decisions by governmental bodies uncertainties that may affect National Grid, please read the Strategic or regulators, including proposals relating to the RIIO-T2 price controls Report and the Risk factors on pages 212 – 215 of this document. In as well as increased political and economic uncertainty; the timing of addition, new factors emerge from time to time and we cannot assess construction and delivery by third parties of new generation projects the potential impact of any such factor on our activities or the extent requiring connection; breaches of, or changes in, environmental, to which any factor, or combination of factors, may cause actual climate change, and health and safety laws or regulations, including future results to differ materially from those contained in any forward- breaches or other incidents arising from the potentially harmful nature looking statement. Except as may be required by law or regulation, of our activities; network failure or interruption, the inability to carry out the Company undertakes no obligation to update any of its forward- critical non-network operations, and damage to infrastructure, due to looking statements, which speak only as of the date of this document. adverse weather conditions, including the impact of major storms as well as the results of climate change, due to counterparties being The contents of any website references in this document do not unable to deliver physical commodities, or due to the failure of or form part of this document. unauthorised access to or deliberate breaches of our IT systems and supporting technology; failure to adequately forecast and respond to 244

This report is printed on Arcoprint Extra White which is made of FSC® certified and other controlled material. Printed sustainably in the UK by Pureprint, a CarbonNeutral® company with FSC® chain of custody and an ISO 14001-certified environmental management system recycling over 99% of all dry waste. Designed and produced by Superunion www.superunion.com

National Grid Annual Report and Accounts 2018/19 Accounts and Report Annual National Grid plc 1–3 Strand London WC2N 5EH United Kingdom www.nationalgrid.com

Further Information

Share ownership

At 31 May 2019, the latest practicable date, none of the directors had an individual beneficial interest amounting to greater than 1% of the Company’s shares.

Material interests in shares

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

BlackRock, Inc. has held 5.21% of our outstanding share capital as 5 June 2015, which holdings increased to 5.88% as at 31 March 2016, decreased to 3.92% as at 3 June 2016, increased to 5.88% as at 31 March 2016, increased to 6.01% of our outstanding share capital as at 31 March 2017 and further increased to 7.29% as at 31 March 2018. As noted on page 218 of the 2018/2019 Annual Report and Accounts, we have been notified that BlackRock, Inc. held 7.29% as at 31 March 2019, and such holdings increased as at 28 May 2019 to 7.30%, which percentage remained unchanged as at 31 May 2019.

The Capital Group Companies, Inc. held 4.98% of our outstanding share capital as at 31 March 2015, which holdings decreased to 3.88% as at 31 March 2016. As noted on page 218 of the 2018/2019 Annual Report and Accounts, we have been notified that Capital Group Companies, Inc. held 3.88% of our outstanding share capital as at 31 March 2019, and such holdings remained unchanged as at 31 May 2019.

Competrol International Investments Limited held 3.65% of our outstanding share capital as at 31 March 2017 which holdings increased to 3.72% of our outstanding share capital as at 31 March 2018. As noted on page 218 of the 2018/2019 Annual Report and Accounts, we have been notified that Competrol International Investments Limited held 3.69% of our outstanding share capital as at 31 March 2019, and such holdings remained unchanged as at 31 May 2019.

Since 31 March 2019, we have not been notified of any other subsequent significant change in the percentage of shares held by the shareholders listed on page 218 of the 2018/2019 Annual Report and Accounts.

Material interest in American Depositary Shares

As at 31 May 2019, we had 12,793 registered holders of our American Depositary Shares (ADSs) representing ownership of 11.17% of our issued and outstanding share capital, excluding ordinary shares held in treasury. As at 31 May 2019, based on information available to us, we believe that approximately 11.19% of our issued and outstanding share capital (whether in the form of shares or ADSs), excluding shares held in treasury, was held beneficially in the United States.

Subsequent Events

Except for the disclosure relating to the UK Electricity System Operator becoming a legally separate company as described on page 33 of this Annual Report, and the disclosure on page 218 of this Annual Report, there are no further subsequent events to disclose.

Representations and Warranties in the Exhibits

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

Reports of Independent Registered Public Accounting Firms-Audit opinions for Form 20-F

In addition to the financial information set forth on the pages referenced under Item 18 in the Form 20-F Cross Reference Table on page i, the reports of Deloitte LLP and PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firms, are presented below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of National Grid plc

Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of National Grid plc and subsidiaries (the "Company") as at 31 March 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flow for each of the two years in the period ended 31 March 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at 31 March 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended 31 March 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at 31 March 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 15 May 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte LLP
London, United Kingdom
15 May 2019
The first accounting period we audited was 31 March 2018. In 2017, we began preparing for audit firm transition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of National Grid plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of National Grid plc and subsidiaries (the “Company”) as at 31 March 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 March 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 March 2019, of the Company and our report dated 15 May 2019, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal control over financing reporting section appearing on page 212 of the Additional Information section. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
15 May 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of National Grid plc

In our opinion, the consolidated income statement, consolidated statement of comprehensive income, consolidated cash flow statement and consolidated statement of changes in equity for the year ended 31 March 2017 present fairly, in all material respects, the results of operations and cash flows of National Grid plc and its subsidiaries for the year ended 31 March 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
London
United Kingdom
17 May 2017

Description
1.1	Articles of Association of National Grid plc adopted by Special Resolution passed on 30 July 2012. (Exhibit 1.1 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

2(a)
Amended and restated Deposit Agreement dated as of 23 May 2013 among National Grid plc and The Bank of New York Mellon, as Depository, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. (Exhibit 1 to National Grid plc Form F-6 dated 15 May 2013 File No. 333-178045)
Incorporated by reference

2(b).1
Amended and Restated Trust Deed dated 26 July 2010 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).1 to National Grid plc Form 20-F dated 13 June 2011 File No. 1-14958)
Incorporated by reference

2(b).2
Amended and Restated Trust Deed dated 18 February 2011 among National Grid Gas plc, National Grid Gas Finance (no 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).2 to National Grid plc Form 20-F dated 13 June 2011 File No. 1-14958)
Incorporated by reference

2(b).3
Amended and Restated Trust Deed dated 22 February 2012 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).3 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)
Incorporated by reference

2(b).4
Amended and Restated Trust Deed dated 2 August 2011 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).5 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)
Incorporated by reference

2(b).5
Amended and Restated Trust Deed dated 27 March 2013 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).5 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)
Incorporated by reference

2(b).6
Amended and Restated Trust Deed dated 10 September 2012 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).6 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)
Incorporated by reference

2(b).7
Amended and Restated Trust Deed dated 12 September 2013 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).7 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)
Incorporated by reference

2(b).8
Amended and Restated Trust Deed dated 20 December 2013 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).8 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)
Incorporated by reference

2(b).9
Amended and Restated Trust Deed dated 12 September 2014 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).9 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958)
Incorporated by reference

2(b).10
Amended and Restated Trust Deed dated 18 December 2014 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).10 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958)
Incorporated by reference

2(b).11
Amended and Restated Trust Deed dated 18 July 2014 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).11 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958)
Incorporated by reference

2(b).12
Amended and Restated Trust Deed dated 14 August 2015 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).12 to National Grid plc Form 20-F dated 7 June 2016 File No. 1-14958)
Incorporated by reference

2(b).13
Amended and Restated Trust Deed dated 21 September 2015 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).13 to National Grid plc Form 20-F dated 7 June 2016 File No. 1-14958)
Incorporated by reference

2(b).14
Amended and Restated Trust Deed dated 9 December 2015 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).14 to National Grid plc Form 20-F dated 7 June 2016 File No. 1-14958)
Incorporated by reference

2(b).15
Amended and Restated Trust Deed dated 21 December 2018 among National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €8,000,000,000 Euro Medium Term Note Programme.
Filed herewith

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
Incorporated by Reference

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

4(c).3
Amendment to Service Agreement. (Exhibit 4(c).4 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958) among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2015
Incorporated by reference

4(c).4	Service Agreement among National Grid Electricity Transmission plc and Nicola Shaw dated 23 March 2016. (Exhibit 4(c).4 to National Grid plc Form 20-F dated 6 June 2017 File No. 1-14958)	Incorporated by reference

4(c).5	Service Agreement among National Grid plc and Andrew Agg dated 21 December 2018.	Filed herewith

4(c).6	Letter of Appointment—Sir Peter Gershon. (Exhibit 4(c).10 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).7	Letter of Appointment—Paul Golby. (Exhibit 4(c).11 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).8	Letter of Appointment—Ruth Kelly. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).9	Letter of Appointment—Nora Mead Brownell. (Exhibit 4(c).13 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment—Mark Williamson. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).11	Letter of Appointment—Jonathan Dawson. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).12	Letter of Appointment—Therese Esperdy. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).13	Letter of Appointment—Pierre Dufour (Exhibit 4(c).12 to National Grid plc Form 20-F dated 6 June 2017 File No. 1-14958)	Incorporated by reference

4(c).14	Letter of Appointment—Amanda Mesler	Incorporated by reference

4(c).15	Letter of Appointment—Earl Shipp	Filed herewith

4(c).16	Employment Agreement among National Grid plc, National Grid USA and Dean Seavers dated 22 October 2014. (Exhibit 4(c).15 to National Grid plc FOrm 20-F dated 5 June 2015 File no.1-14958	Incorporated by reference

4(c).17	National Grid plc Deferred Share Plan. (Exhibit 4.2 to National Grid plc S-8 dated 28 July 2011 File No. 333-175852)	Incorporated by reference

4(c).18	National Grid Executive Share Option Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).19	National Grid Group Share Matching Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

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
Incorporated by reference

4(c).23	National Grid USA Companies’ Defined Contribution Supplemental Executive Retirement Plan. (Exhibit 4.2 to National Grid plc S-8 dated 23 October 2012 File No. 333-184558)	Incorporated by reference

8
List of subsidiaries - The list of the Company’s significant subsidiaries as of 31 March 2019 is incorporated by reference to “Financial Statements-Notes to the consolidated financial statements-34. Subsidiary undertakings, joint venture and associates-Subsidiary undertakings” on pages 174-176 included in the Annual Report on Form 20-F for the financial year ended 31 March 2019. This list excludes subsidiaries that do not, in aggregate, constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X as at 31 March 2019.

Incorporated by reference

12.1	Certification of John Pettigrew pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

12.2	Certification of Andrew Agg pursuant to Rule 13a-14(a) of the Exchange Act.	Filed herewith

13.1
Certifications of John Pettigrew and Andrew Agg furnished pursuant to Rule 13a-14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act).
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

NATIONAL GRID PLC

Date: 4 June 2019	/s/ AndrewAgg
Andrew Agg
Title: Chief Finance Officer
National Grid plc