Form 20-F
period 2020-03-31
NATIONAL GRID PLC
filed 2020-06-25
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2020

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
National Grid plc
1-3 Strand London WC2N 5EH, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares of 12 204/473 pence each	NG	The New York Stock Exchange*
American Depositary Shares, each representing five	NGG	The New York Stock Exchange

Preferred Stock ($100 par value-cumulative):
3.90% Series	NMK PR C	The New York Stock Exchange
3.60% Series	NMK PR B	The New York Stock Exchange
____________

*	Not for trading, but only in connection with the registration of American Depositary Shares representing Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 March 2020 was
Ordinary Shares of 12 204/473 pence each    3,780,237,016

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files): Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).: Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

This constitutes the annual report on Form 20-F of National Grid plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) for the year ended 31 March 2020 and is dated 25 June 2020. Details of events occurring subsequent to the approval of the annual report on 17 June 2020 are summarised in section “Further Information” which forms a part of this Form 20-F. The content of the Group’s website (www.nationalgrid.com/uk) should not be considered to form part of this annual report on Form 20-F.

Form 20-F Cross Reference Table

Item	Form 20-F caption	Location in the document	Page(s)
1	Identity of directors, senior management and advisors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key Information
	3A Selected financial data	“Additional Information—Summary consolidated financial information”	253
		“Strategic Report—Financial review”	28-37
		“Financial Statements—Consolidated income statement”	121-122
		“Financial Statements—Consolidated statement of comprehensive income”	123
		“Financial Statements—Consolidated statement of financial position”	125
		“Financial Statements—Consolidated cash flow statement”	126
		“Additional Information—Other unaudited financial information—Alternative performance measures/non-IFRS reconciliations”	240-250
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk Factors	“Additional Information—Internal control and risk factors—Risk factors”	227-230
4	Information on the company
	4A History and development of the company	“Additional Information—Want more information or help?”	257
		“Additional Information—The business in detail—Key milestones”	217
		“Strategic Report—Business Model: what we do”	2-3
		“Strategic Report—Chairman’s statement”	8-9
		“Strategic Report—Chief Executive’s review”	10-11
		“Strategic Report—Evolving our Strategy for the future”	12
		“Strategic Report—Our business environment” “Strategic Report—Progress against our Strategy” “Strategic Report—Principal operations—UK”; “—US”; and “—National Grid Ventures and other activities”	13-15 18-20 38-43
		“Additional Information—Other unaudited financial information—Alternative performance measures/non-IFRS reconciliations—Capital investment”	244
		“Additional Information—Shareholder information—Articles of Association—General”	231-232
		“Strategic Report—Financial Review—Summary of Group financial performance for the year ended 31 March 2020”	28
		“Strategic Report—Financial Review—Capital Investment, asset growth and value added” and “Strategic Report—Financial Review—Financial Position”	32-33, 33-34
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—(c) Capital expenditure”	131

i

Item	Form 20-F caption	Location in the document	Page(s)

“Financial Statements—Notes to the consolidated financial statements—10. Discontinued operations and assets held for sale” and “—Strategic report—Financial Review—Discontinued operations”
“Financial Statements—Notes to the consolidated financial statements—38. Acquisition of Geronimo Energy LLC and Emerald Energy Venture LLC”
147, 31 208
		“Additional Information—The business in detail—UK Regulation”; “—US Regulation” and “—Summary of US price controls and rate plans”	219-226
		“Additional Information—Shareholder Information— Documents on display”	232
	4B Business overview	“Additional Information—The business in detail”	217-226
		“Strategic Report—Business Model: What we do”, “—how we operate” and “—Chairman’s Statement”	2-9
		“Strategic Report—Our business environment”	13-15
		“Strategic Report—Evolving our strategy for the future”	12
		“Strategic Report—Progress against our strategy”	18-20
		“Strategic Report— Financial Review”	28-37
		“Strategic Report—Principal operations—UK”; “—US”; and “—National Grid Ventures and other activities”	38-43
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis”	130-131
		“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments—(b) Commodity contract derivatives”	157-158
	4C Organizational structure	“Financial Statements—Notes to the consolidated financial statements—34. Subsidiary undertakings, joint ventures and associates”	196-200
4D Property, plants and equipment
“Strategic Report—Progress against our strategy—Principal measures—NGV capital investment”; “Strategic Report—Financial Review—Financial Position”; and “Financial Statements— Notes to the consolidated financial statements—13. Property, plant and equipment”
19, 33-34, 150-152
		“Additional Information—The business in detail: Where we operate” and “—Other disclosures—Property, plant and equipment”	218, 237
		“Financial Statements—Consolidated statement of financial position” “Financial Statements- Notes to the consolidated financial statements-5. Exceptional items and remeasurements-2020-Environmental charges”	125 138

“Financial Statements—Notes to the consolidated financial statements—21. Borrowings”
“Financial Statements—Notes to the consolidated financial statements—38. Acquisition of Geronimo Energy LLC and Emerald Energy Venture LLC”
161-163 208
		“Additional Information—Other unaudited financial information—Capital investment”	244
4A	Unresolved staff comments	“Additional Information—Other disclosures—Unresolved SEC staff comments”	239
5	Operating and financial review and prospects
	5A Operating results	“Strategic Report—Financial review”	28-37
		“Strategic Report—Our business environment”	13-15

Item	Form 20-F caption	Location in the document	Page(s)
		“Additional Information—The business in detail—UK regulation”; “—US regulation”; and “—Summary of US price controls and rate plans”	219-226
		“Strategic Report—Principal operations—UK”; “—US”; and “—National Grid Ventures and other activities”	38-43
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis”	130-131
		“Additional Information—Commentary on consolidated financial statements”	251-252
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management—(c) Currency risk”	186
		“Additional Information—Internal control and risk factors—Risk factors—Law, regulation and political and economic uncertainty”	228
	5B Liquidity and capital resources	“Strategic Report—Financial review”	28-37
		“Financial Statements—Notes to the consolidated financial statements—1.A Going concern”	127
		“Financial Statements—Consolidated cash flow statement”	126
		“Additional Information—Internal control and risk factors—Risk factors—Financing and liquidity”	230
		“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments”	156-158
		“Financial Statements—Notes to the consolidated financial statements—20. Cash and cash equivalents”	160
		“Financial Statements—Notes to the consolidated financial statements—21. Borrowings”	161-163
		“Financial Statements—Notes to the consolidated financial statements—29. Net debt”	178-180
		“Financial Statements—Notes to the consolidated financial statements—30. Commitments and contingencies”	181
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management”	182-194
		“Financial Statements—Notes to the consolidated financial statements—33. Borrowing facilities”	195
	5C Research and development, patents and licenses, etc.	“Strategic Report—Innovation” and “Additional Information—Other disclosures—Research, development and innovation activity”	21, 237-239
	5D Trend information	“Strategic Report—Chief Executive’s review—Optimising performance” “Strategic Report—Our business environment” “Strategic Report—Financial review”	11 13-15 28-37
		“Strategic Report—Principal operations—UK”; “—US”; and “—National Grid Ventures and other activities”	38-43

	5E Off-balance sheet arrangements	“Strategic Report—Financial review—Off Balance Sheet Items”	34
	5F Tabular disclosure of contractual obligations	“Financial Statements—Notes to the consolidated financial statements—30. Commitments and contingencies”	181
	5G Safe Harbor	“Cautionary statement”	258
6	Directors, senior management and employees
	6A Directors and senior management	“Corporate Governance—Our Board”	66-67
	6B Compensation	“Corporate Governance—Directors’ Remuneration Report”	88-107

Item	Form 20-F caption	Location in the document	Page(s)
		“Financial Statements—Notes to the consolidated financial statements—4. Operating costs—(c) Key management compensation”	136
		“Financial Statements—Notes to the consolidated financial statements—25. Pensions and other post-retirement benefits”	165-173
	6C Board practices	“Corporate Governance—Our Board”	66-67
		“Corporate Governance—Corporate Governance Overview”	68-75
		“Corporate Governance—Audit Committee”	76-81
		“Corporate Governance—Statement of application of and compliance with the UK Corporate Governance Code 2018”	86-87
		“Corporate Governance—Directors’ Remuneration Report”	88-107
		“Additional Information—Shareholder Information—Articles of Association—Directors”	231-232
	6D Employees	“Financial Statements—Notes to the consolidated financial statements—4. Operating costs—(b) Number of employees”	135
		“Strategic Report—Our commitment to being a responsible business—Total headcount”	54
		“Additional Information—Other disclosures—Employees”	237
	6E Share ownership	“Corporate Governance—Directors’ Remuneration Report—Statement of implementation of remuneration policy in 2019/20”	96-106
		“Additional Information—Other disclosures—All-employee share plans”	236
		“Share ownership”	“Further Information”
7	Major shareholders and related party transactions
	7A Major shareholders	“Additional Information—Shareholder information—Material interests in shares”	233
		“Material interests in shares” and “Material interest in American Depositary Shares”	“Further Information”
	7B Related party transactions	“Financial Statements—Notes to the consolidated financial statements—31. Related party transactions”	182
		“Material interests in shares”	“Further Information”
		“Financial Statements—Notes to the consolidated financial statements—30. Commitment and contingencies”	181
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
8A Consolidated statements and other financial information
		“Reports of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”

“Financial Statements—Consolidated income statement”; “—Consolidated statement of comprehensive income”; “—Consolidated statement of changes in equity”; “—Consolidated statement of financial position”; and “—Consolidated cash flow statement”
121-126
		“Financial Statements—Notes to the consolidated financial statements”	127-208
		“Strategic Report—Chairman’s statement”	8-9

Item	Form 20-F caption	Location in the document	Page(s)
		“Strategic Report—Financial Review—Dividend” “Financial Statements—Notes to the consolidated financial statements—9. Dividends”	37,146
8B Significant changes
“Strategic Report—Financial Review—Post balance sheet events”, “Additional Information—Shareholder Information—Events after the reporting period”, and “Subsequent events”; “Financial Statements— Notes to the consolidated financial statements—39. Post balance sheet events”
37, 233, 208, “Further Information”
9	The offer and listing
	9A Offer and listing details	“Additional Information—Shareholder Information—Share information”	234
	9B Plan of distribution	Not applicable
	9C Markets	“Additional Information—Shareholder information—Share Information”	234
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	“Additional Information—Shareholder Information—Articles of Association”	231-232
		“Additional Information—Other disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards” “Additional Information—Shareholder Information—Other disclosures—Change of control provisions”	236
		“Additional Information—Shareholder information—Share capital”	233-234
	10C Material contracts	“Additional Information—Other disclosures—Material contracts”	237
	10D Exchange controls	“Additional Information—Shareholder information—Exchange controls”	233
	10E Taxation	“Additional Information——Shareholder information—Taxation”	234-235
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	“Additional Information—Shareholder information—Documents on display”	232
	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk
	11(a) Quantitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments”	156-158
		“Financial Statements—Notes to the consolidated financial statements—35. Sensitivities”	201-202
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management”	182-194
		“Strategic Report—Financial review”	28-37
	11(b) Qualitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments”	156-158

“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management—(a) Credit risk”; “—(b) Liquidity risk”; “—(c) Currency risk”; “—(d) Interest rate risk”; “—(g) Fair value analysis”; and “—(h) Capital risk management””
182-194

v

Item	Form 20-F caption	Location in the document	Page(s)
		“Strategic Report—Financial review”	28-37
		“Additional Information—Internal Control and Risk factors—Risk Factors”	227-230
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American depositary shares	“Additional Information—Shareholder information—Depositary payments to the Company”	232
		“Additional Information—Definitions and glossary of terms”	254-257
		“Material interest in American Depositary Shares”	“Further Information”
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	“Additional Information—Internal control and risk factors—Disclosure controls” and “—Internal control over financial reporting”	227
		“Corporate Governance—Audit Committee”	76-81
		“Report of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
16	16A Audit committee financial expert	“Corporate Governance—Audit Committee”	76
	16B Code of ethics	“Additional Information—Other disclosures—Code of Ethics”	236
	16C Principal accountant fees and services	“Corporate Governance—Audit Committee—External audit”, “—Non-audit Services” and “—Audit and non-audit services (£m)”	81
		“Financial Statements—Notes to the consolidated financial statements—4. Operating costs—(e) Auditors’ remuneration”	136
	16D Exemptions from the listing standards for audit committees	Not applicable	–
	16E Purchases of equity securities by the issuer and affiliated purchasers	“Additional Information—Shareholder information—Share capital—Authority to purchase shares”	233
	16F Change in registrant’s certifying accountant		–
	16G Corporate governance	“Additional Information—Other disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	236
	16H Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	“Financial Statements—Company accounting policies”	209-210

“Financial Statements—Consolidated income statement”; “—Consolidated statement of comprehensive income”; “—Consolidated statement of changes in equity”; “—Consolidated statement of financial position”; and “—Consolidated cash flow statement”
121-126
		“Financial Statements—Notes to the consolidated financial statements”	127-208
		“Financial Statements— Reports of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
19	Exhibits	Filed with the SEC	–

Annual Report and Accounts 2019/20 Bring Energy to Life

National Grid plc Annual Report and Accounts 2019/20 Bring Energy to Life National Grid operates at the heart of the energy system, connecting millions of people safely, reliably and efficiently to the energy they use every day.

Highlights Contents We have continued to make strategic and 1. Strategic Report operational progress while maintaining Business model 2 excellent safety levels across all our Chairman’s Statement 8 networks. We have retained a focus Chief Executive’s review 10 Evolving our strategy for the future 12 on our environmental sustainability Our business environment 13 record and employee engagement. Delivering against our strategy 16 Progress against our strategy 18 Innovation 21 Group financial highlights Internal control and risk management 22 Group Return on Viability statement 26 Statutory EPS (p)* Underlying EPS (p)* Equity (RoE) % Financial review 28 102.� ��.� 12.3 Principal operations – UK 38 ��.2 ��.2 11.� 11.� Principal operations – US 40 National Grid Ventures and other activities 42 Our stakeholders 44.3 3�.� – Section 172(1) statement 44 Our commitment to being a responsible business 48 Task Force on Climate-related 19/20 18/19 17/18 19/20 18/19 17/18 19/20 18/19 17/18 Financial Disclosures (TCFD) 57 * From continuing operations 2. Corporate Governance Letter from the Chairman 64 Group operational highlights Performance evaluation 74 Audit Committee 76 Group safety Scope 1 and 2 Finance Committee 82 performance (lost greenhouse Safety, Environment and time injuries per gas emissions Health Committee 83 100,000 hours worked (CO2 equivalent, Employee in 12-month period) m tonnes) engagement (%) Nominations Committee 84 Diversity 85 0.12 �� �� 0.10 0.10 �3 Statement of application of and �.0 �.� �.� compliance with the UK Corporate Governance Code 2018 86 Index to the Directors’ Report and other disclosures 87 Directors’ Remuneration Report 88 3. Financial Statements 19/20 18/19 17/18 19/20 18/19 17/18 19/20 18/19 17/18 Statement of Directors’ responsibilities 109 Independent auditor’s report 110 4. Additional Information Scan here to view the story Further reading The business in detail 217 Internal control and risk factors 227 Shareholder information 231 Online report Other disclosures 236 The PDF of our Annual Report and Other unaudited financial information 240 Accounts 2019/20 includes a full search facility. You can find the Commentary on consolidated document by visiting the ‘About us’ financial statements 250 section at www.nationalgrid.com/ Definitions and glossary of terms 254 about-us/annual-report-and- accounts. Want more information or help? 258 Cautionary statement 259 QR codes Throughout the report there are QR codes that you can scan to easily view content online. Simply open your camera app on your smartphone The job that can’t wait device to scan the code. Reporting currency We believe that people are the key Our financial results are reported in sterling. We to unlocking a clean energy future, convert our US business results at the weighted and we ran a recruitment campaign average exchange rate during the year, which for in the UK to attract talent to ‘the More detail 2019/20 was $1.29 to £1 (2018/19: $1.31 to £1). Throughout this report you can job that can’t wait’. We were Alternative performance measures delighted with the response to the find links to further detail within this document. In addition to IFRS figures, management also campaign, which saw a sevenfold use a number of ‘alternative measures’ to assess increase in applications to our performance. Definitions and reconciliations to Advanced Apprenticeship scheme statutory financial information can be found on and started a national conversation pages 240 – 249. These measures are highlighted about the importance of STEM at with the symbol above. all stages of education. 1

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Business model What we do National Grid plc is one of the world’s largest investor-owned energy utilities, committed to delivering electricity and gas safely, reliably and efficiently to the customers and communities we serve. Our core regulated businesses Core regulated National Grid owns a range of high-quality, long-term assets. All our assets share low commercial risk profiles and are typically UK Electricity US Regulated supported by long-term contracts or stable regulatory arrangements. Our core regulated businesses in the UK and US generated over Electricity Electricity 90% of our operating profits this year. Our UK electricity business comprises both We own and operate transmission facilities the electricity transmission network (ET) and across upstate New York, Massachusetts, Our other energy businesses a separate Electricity System Operator (ESO). New Hampshire, Rhode Island and Vermont. Supporting the core regulated businesses, we also own a diverse and growing portfolio of We own the high-voltage transmission Our electric locations by state: commercial energy businesses also operating network in England and Wales. We are • New York; across the UK and US. These include our Grain responsible for ensuring electricity is • Massachusetts; and LNG terminal and electricity interconnectors transported safely and efficiently from between the UK and continental Europe, which where it is produced; reaching homes and • Rhode Island. generate revenue by selling capacity to store businesses safely, reliably and efficiently. or transmit energy. Our UK metering business We also facilitate the connection of assets generates revenue primarily through meter to the transmission system.  9,109 rentals. We also own a commercial property miles (14,659 kilometres) of overhead lines business which develops and sells surplus land. 4,481 (2018/19: 8,881 miles; 14,293 kilometres) Our business is organised into segments, miles (7,212 kilometres) of overhead lines based upon activity and location (2018/19: 4,481 miles; 7,212 kilometres) Gas We own and operate gas distribution Key: UK Electricity Transmission networks across the northeastern US UK Gas Transmission 1,391 and are responsible for connecting millions miles (2,239 kilometres) of underground cable US Regulated of customers to the energy they use. (2018/19: 1,437 miles; 2,312 kilometres) National Grid Ventures and other activities Our gas locations by state: Our role as ESO • New York; The ESO now operates as a separate company • Massachusetts; and within National Grid effective from 1 April 2019. We are responsible for making sure • Rhode Island. Statutory operating profit (%) supply and demand of electricity is balanced in real time across Great Britain (GB). While 35,682 47% we operate as the ESO across GB, we do miles (57,425 kilometres) of gas pipelines 12% not own the transmission assets in Scotland. (2018/19: 35,560 miles; 57,228 kilometres) 32% 9% Although the ESO is legally separate from ET, its results are still presented to the Board as part of the UK segment, and therefore no change has been made to our reportable operating segments. Underlying operating profit (%) UK Gas Transmission 34% 12% Our UK Gas Transmission (GT) business 47% comprises both the gas transmission assets 7% and an integrated gas system operator. We also own and operate the high-pressure gas transmission network in Great Britain. We are responsible for making sure GB’s RAV, rate base and other assets (%) gas is transported safely and efficiently from where it is produced to where it is 31% consumed. 14% 46% As the Gas System Operator we are 9% responsible for ensuring that supply and demand are balanced in real time on a day-to-day basis. 4,740 miles (7,630 kilometres) of high-pressure pipe (2018/19: 4,760 miles; 7,660 kilometres) 2

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Business Model: What we do National Grid Ventures and other activities National Grid Ventures (NGV) manages our diverse portfolio of energy businesses that are similar to our core regulated operations. This operating segment represents our main strategic growth area outside our regulated core business, in competitive markets across the US and the UK. The business comprises commercial operations in energy metering, electricity interconnectors, renewables development and the storage of liquefied natural gas (LNG) in the UK. In July 2019, we completed the acquisition of Geronimo, a leading wind and solar developer in North America. In December, we announced the start of commercial operations at the 200 MW Crocker Wind Farm in Clark County, South Dakota. Our other activities that do not form part of any of the segments over the page or NGV, primarily relate to our UK property business together with insurance and corporate activities in the UK and US, and the Group’s investments in technology and innovation companies through National Grid Partners (NGP). 8.8 million metering: gas meters (2018/19: 9.9 million) 1,000,000 m3 liquefied natural gas tank space (2018/19: 1,000,000 m3) 7.8 GW GW capacity of interconnectors in operation or under construction (2018/19: 7.8 GW) 3

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Business model How we operate Our operating model creates a stable, reliable and sustainable business that benefits our What we rely on The key internal resources that we rely on to do business are: • our physical assets that move the energy; • appropriate funding that allows us to invest in our workforce and assets; and • our talented workforce that ensures energy is moved efficiently and reliably. We also rely on maintaining strong relationships with a number of key external stakeholder groups to ensure we best meet their needs and maintain our licence to operate (see pages 44 – 47). How we do business We combine these input factors with our technical expertise to achieve our purpose and vision. We do all of this in accordance with our culture and values, which guide everything that we do. Our strategy is designed to maintain and develop our business model and is supported by robust governance and risk management processes. The value we create We deliver value for our stakeholders, which include our customers, as well as financial value for shareholders, by:  • operating within our regulatory frameworks thereby being efficient and compliant; • performing well against our regulatory incentives, delivering customer benefits and good returns; • managing our cash flow requirements and securing low-cost funding; and • maintaining a disciplined approach to investment in our networks. 4

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Business Model: How we operate What we rely on Internal resources Strong relationships Physical assets Customers We own electricity and gas networks that In the UK we do not own the energy that flows transmit energy over long distances from through our electricity cables and gas pipes. where it is produced. In the US, we also This energy is owned by our customers, such distribute it locally to where it is consumed. as electricity generators and gas shippers. These networks are built to last for many These industrial customers, together with decades. Such networks account for the vast domestic consumers through a small portion majority of our asset base. We also own three of their energy bills, pay to use our networks. subsea electricity interconnectors, with three In the US, we have nearly seven million further subsea cables under construction as residential and commercial accounts. well as LNG importation facilities. Contractors and suppliers We work in partnership with our supply chain, c.£4.8bn p.a.  which has complementary experience, skillsets average investment in our assets over the past and resources. We agree mutually beneficial three years (on a constant currency basis) contractual arrangements and, wherever possible, leverage economies of scale and use Funding sustainable and global sourcing opportunities. We fund our business through a combination of shareholder equity and long and short-term Communities and governments debt. We maintain an appropriate mix of the The societal impact of our activities means two and manage financial risks prudently. that a range of stakeholders have a legitimate interest in and influence on the work we do. These include national and regional 63%  governments, local communities, our supply regulatory gearing (net debt as a proportion chain, and business and domestic consumers of the value of regulatory assets and other of the energy we transport. invested capital) Economic, health, safety and Employees environmental regulators Our highly skilled, dedicated employees have We are subject to economic regulation by a strong public service ethos. They manage bodies that are entirely independent of the and maintain the physical energy infrastructure, Company. These economic regulators set and assist and develop the many stakeholder the prices we can charge for providing an relationships that are crucial to the Company’s economic, efficient and non-discriminatory success. service. Our regulated revenue therefore covers day-to-day running costs, financing As we support the changes needed to build capital expenditures to renew and extend our a net zero energy system, we are providing networks, and incentives or penalties relative employment opportunities and supporting to performance targets. It also affords our our workforce to build the skills necessary shareholders a fair return on their investment. to support these changes. By attracting and retaining the people capable of supporting The energy we transport and the activities we the journey to net zero in the energy sector undertake are intrinsically hazardous; therefore we can help the places we operate reach our operations have to comply with laws and their emissions targets. regulations set by government agencies responsible for health, safety and 23,069 environmental standards. employees worldwide 5

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Business model How we operate continued How we do business Our technical expertise Our culture Over the many decades in which we have National Grid’s culture is the values, beliefs played a vital role connecting people to the and behaviours that characterise our energy they use, National Grid has built safe Company and guide our practices. and reliable networks. We continue in our efforts to develop a well-respected and trusted We are working hard to progress as an reputation for engineering excellence. inclusive employer that values diversity. The knowledge and expertise of our employees We combine our extensive skills, knowledge is fundamental to our business success. and capabilities with innovation to ensure our To enable our employees to reach their full core competencies continuously create value potential, we are investing in building the for shareholders and wider stakeholders alike. skills and capabilities of our workforce. We are recognised for our excellence in: We maintain high standards of ethical business. We also promote the right Asset management behaviours that are aligned with our values and We invest in and maintain our assets across culture by recognising our employees through their life as cost-effectively as possible. a company-wide reward system that supports both what they achieve and how they have Our focus ensures efficient management delivered their achievements. of our assets across their lifetime. 9.0%  Strategy and risk Asset growth 2019/20 management Engineering Our strategy places the customer at the heart The skills of our engineers are vital in delivering of our decision-making and consists of three safe, efficient, reliable and sustainable long-term priorities: performance for all our businesses. Our workforce strives to: • optimising our operational performance; • find practical and innovative solutions • growing our core business; and to complex problems; • evolving for the future. • employ risk-based decision-making; and As the energy industry continues its transition • adopt common approaches and to a cleaner future, we have evolved our strategy continuous improvements. so that it clearly articulates our priorities, while positioning our business to continue to deliver Our engineering expertise supports the long-term economic benefits in the regions in delivery of a reliable network. which we operate. Capital delivery The evolved strategy is founded on four We add value for our stakeholders by strategic pillars which are to: ensuring safe and effective delivery of large • enable the energy transition for all; and complex infrastructure projects, ranging from large portfolios of smaller works to • deliver for our customers efficiently; stand-alone mega projects. • grow our organisational capability; and • empower our people for great performance. £5.4bn  We have well-established governance structures Capital investment in 2019/20 that include comprehensive risk management, strong controls and financial discipline. Innovation Our innovation activities are focused on future-proofing the business for our customers Further reading as the energy landscape changes. Collaboration About our strategy on pages 16 – 17 and is crucial as we search for new technologies and how it is evolving on page 12. techniques that will support this transformation. Internal control and risk management on We are therefore investing in technologies pages 22 – 25. through our venture capital and innovation arm, Our commitment to being a responsible NGP, while continuing to partner with industry, business on pages 48 – 56. academia, and policymakers. £134m Fair value of NGP portfolio at 31 March 2020 6

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Business model: How we operate The value we create For stakeholders and wider society Society Economic, health, safety and We provide the energy systems that help environmental regulators economies grow in a sustainable, affordable Through constructive, transparent engagement and reliable way. We continue to work with and consistent, reliable delivery of our partners and customers on the technologies commitments, we build trust with our regulators. required to make net zero a reality. 0.12 LTIs 70% (per 100,000 hours worked in a 12-month period) Current reduction in greenhouse emissions Group safety performance 2019/20 Investors Contractors and suppliers We aim to be a low-risk investment proposition, We maintain responsible and efficient supply focused on generating shareholder value chains in which our interests and those of through dividends, supported by asset growth our suppliers are aligned with the interests from investing in essential assets under primarily of customers. regulated market conditions, to servicing long-term sustainable consumer-led demands. £6.0bn 11.7%  Group supply chain spend 2019/20 Group Return on Equity 2019/20 Communities and governments We help national and regional governments Our employees formulate and deliver their energy policies We seek to create an environment in which our and commitments. The taxes we pay help workforce can make a positive contribution, fund essential public services. We have an develop their careers and reach their full potential. important role to play in sustainability, enabling the transition to a low-carbon future. 77% Employee engagement score 2019/20 £47m Contribution to communities 2019/20  Customers By delivering the energy they need and dealing with them in a transparent and responsive Further reading manner, we seek to build trusted relationships Our Key Performance Indicators (KPIs) on pages 18 – 20 with our customers as we deliver services Our stakeholders on pages 44-47 to them. Our commitment to being a responsible business on pages 48 – 56 Financial value The chart below describes how our businesses create financial value. Further detail can be found in our financial review on pages 28 – 37. Revenue and profits The vast majority of our revenues are set in accordance with our regulatory agreements (see pages 28 – 37), and are calculated based 1 on a number of factors including investment in network assets; performance against incentives; allowed returns on equity and cost of debt; and customer satisfaction. Cash flows Our ability to convert revenue to profit and cash is important. By managing our operations efficiently, safely and for the long term, we generate 2 substantial cash flows. Coupled with long term debt financing, as well as additional capital generated through the take up of the shareholder scrip dividend option during periods of higher investment, we are able to invest in growing our asset base and finance returns through dividends. Investment We invest efficiently in our networks to deliver strong and sustainable growth in our regulated asset base over the long term. We continually 3 assess, monitor and challenge investment decisions so we can continue to deliver safe, reliable and cost-effective networks. Capital allocation Our capital allocation is determined by the need to fund our businesses to deliver the investment and outputs required under our regulatory frameworks in the UK and US. The investments we make in our business seek a balance between growth and cash flow. 7

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Chairman’s Statement “National Grid evolved its vision to reflect our belief that a responsible business needs to stand for something beyond profit.” Sir Peter Gershon Chairman Final dividend of As we all continue to face the unprecedented challenge of COVID-19 around the world, 32.00 National Grid remains committed to doing the p per share proposed to be paid on 19 August 2020 right thing for our employees, our customers, our communities and our suppliers. Full year dividend (pence per share) 48.57 47.34 45.93 44.27* 43.34 Our priority throughout this period continues to be keeping our key workers safe. We have well-developed procedures in place to manage the effect of a pandemic, and we swiftly and successfully implemented our business continuity plans which allowed us to maintain safe working environments for our workforce. That ensured they could play their part in this time of global crisis by keeping our networks running and the energy flowing to hospitals, care homes, businesses and homes. I would like to thank them for their dedication and resilience. 19/20 18/19 17/18 16/17 15/16 In mid-April, after our financial year end, the extraordinary resilience of our US employees also enabled power to be quickly restored to over *excludes a special dividend of 84.375p. 200,000 customers across New York, Rhode Island and Massachusetts following extensive storm damage, despite the additional constraints arising from COVID-19. The Annual General Meeting will be held on Some short-term delay to our capital programmes was inevitable given 27 July 2020. This year, it will be held behind the lockdown measures put in place by governments to control the closed doors as a result of the COVID-19 spread of COVID-19. However, work on our capital programmes has pandemic. More details on how to watch a now resumed. In the US, the suspension of debt collection and customer presentation following the AGM can be found termination activities across our jurisdictions resulted in lower customer on our website: www.nationalgrid.com. collections and additional provisioning for bad and doubtful debts. We are now working diligently to prepare for the future, in which the safety of our employees and customers will remain of paramount importance. The Board’s ongoing priorities are our societal responsibilities, the balance sheet and liquidity. In support of these and in recognition of the uncertainty surrounding the evolution of the pandemic, we are keeping a number of scenarios under regular review. Our current base case assumes a scenario of continued gradual easing of restrictions in all our operating territories, to keep the spread of the pandemic under control. Against that backdrop, I am pleased that we are able to use our extensive resources to help support the communities we serve to get through and recover from the pandemic. Although the Company has implemented a number of measures to limit discretionary external spending, it has not implemented pay reductions, furlough or compulsory redundancy schemes. 8

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Chairman’s Statement Nationalisation We completed the sale of our remaining stake in Cadent in June 2019 The Board spent a lot of time in 2019 considering our response to the for £1,965 million, and the proceeds were reinvested in the business to Labour Party’s proposal to nationalise nearly all of National Grid’s UK support the significant capital investment programme and asset growth assets. We implemented some measures which would have strengthened across the Group over the medium term. our ability to secure a fair price for these assets, should the Labour Party have won the General Election. Although the Conservative Party secured Regulatory issues a majority at this election, we note that the new Labour leader pledged We continue an open dialogue with our regulators. In the UK, we submitted his support for common ownership in a range of sectors, including our final business plans for RIIO-2 in December 2019. energy, in his leadership campaign. We are resuming settlement negotiations in the KEDNY/KEDLI rate The path to net zero cases in the interest of agreeing on a multi-year rate plan that mitigates Our focus for the future is to lead the way in the delivery of a clean bill impacts for our customers while allowing us to maintain safe and energy transition. During the year, National Grid committed to reduce reliable service, advance our clean energy goals, and earn a reasonable its own emissions to net zero by 2050, and we also saw significant return. If we are unable to reach a negotiated settlement, the rate cases legislative action towards a net zero ambition. will continue to a litigated outcome at which time we would then plan to file a new multi-year rate case proposal. The UK and States of New York and Massachusetts each established legally-binding targets to achieve net zero emissions by 2050, while In light of the financial hardships that our customers have experienced Rhode Island maintained its legally-binding target of 80% emission from the COVID-19 pandemic, Niagara Mohawk Power Corporation reductions by 2050. We welcome this progress as it is clear that (NMPC) delayed the implementation of certain previously approved rate decarbonisation and the pathway to reach net zero will remain one of the increases. NMPC also delayed the filing of a rate case this spring and major long-term issues facing our economies. are exploring options including an extension of the current rate plan or a rate case filing later this summer. While the pathway to decarbonisation of electricity has been identified, there is no obvious solution for the decarbonisation of heat. We continue Appointments and Board changes to work with governments and others in the industry to identify solutions, US Executive Director Dean Seavers stood down from the Board for but it is clear that the right regulatory and policy frameworks will be personal reasons in November 2019. The Board appointed Badar Khan, critical to enable a fair and affordable transition to a clean energy future. who was already a member of the Executive Committee, as interim President of the US business. Following a thorough process to identify Reviews a permanent successor, which included both internal and external Although the power outage in Great Britain on 9 August 2019 caused candidates, I’m pleased that Badar was confirmed as President of the significant disruption, the Board is pleased that the subsequent internal US business in April 2020. and external reviews confirmed our systems operated correctly and identified the failure of certain generators and railway assets as the cause. The Board was pleased to welcome two new Non-executive Directors The external reviews highlighted a number of recommendations which during the year – Jonathan Silver, who has a strong background in we hope are implemented to improve the resilience of the overall GB finance and US government policy, and Liz Hewitt, who brings extensive infrastructure in future. The Board believes it is important that the current business, financial and investment experience from international external review of the structure of the ESO results in a stable outcome companies across a range of sectors. which best enables the UK to meet its 2050 net zero commitment. You can read more details of all our Board members’ experience The Board was deeply concerned that the actions taken to implement and the Committees they support in the Corporate Governance review a moratorium on new gas connections in downstate New York resulted in on pages 63 – 107. strong public criticism of the Company by Governor Cuomo, significant reputational damage, difficulties for customers, and a settlement with Culture and Responsible Business the New York Public Services Commission. The Board commissioned The recent tragic death of George Floyd and the subsequent widespread two external reviews which have provided valuable insights into how our expressions of public support for the Black Lives Matter movement have US business got into this situation and a number of recommendations, reinforced the right of everyone to equal opportunities, to have their voice which are being implemented at pace by our new President of the US heard, and to feel safe as they go about their daily life. These recent business. As we continue working with the Public Services Commission events highlight that companies have a vital role to play in addressing to find a long-term solution, we will ensure our approach to meeting inequality and injustice wherever we see it, encouraging our employees increasing demand for energy in New York State takes account of all to speak up, challenge and act where something does not feel right. key stakeholders. We will not condone intolerance of any kind at National Grid. Financial reporting The Board hosted several meetings throughout the year with a The International Financial Reporting Standard (IFRS) technical cross‑section of employees to ensure the voice of the employee requirements make reporting some of the performance measures that was heard by the Board, and was pleased with the effectiveness we use as a regulated business challenging. We provide additional of these sessions. information, on page 32, about both our significant assets and liabilities that do not form part of our audited accounts, to help our investors During the year, National Grid evolved its vision to reflect our belief that gain a fair, balanced and understandable view of our business. a responsible business needs to stand for something beyond profit. Where practicable we reconcile these with our statutory measures We have a responsibility to demonstrate our commitment to society in ‘Other unaudited financial information’ on pages 240 – 249. more broadly, and that’s why our vision is to be at the heart of a clean, fair and affordable energy future. How we generate and preserve value Our purpose and values are key to our Company’s DNA. In particular, Our dividend policy aims to grow the ordinary dividend per share at least they have enabled all our employees to respond with huge commitment, in line with the rate of RPI inflation each year for the foreseeable future. agility and flexibility to the challenges of COVID-19. I am immensely As is usual practice, the Board reviews this policy regularly, taking into grateful to them. account a range of factors including expected business performance and regulatory developments. Following stress testing of the finances of the Company against a number of potential COVID-19 scenarios, the Board has decided to recommend a final dividend in line with this policy. Accordingly, the Board has recommended an increase in the final dividend to 32.00p per ordinary share ($2.0126 per American Depository Share). Sir Peter Gershon If approved, this will be paid on 19 August 2020 bringing the full year Chairman dividend to 48.57p per share ($3.0799 per American Depository Share), an increase of 2.60% over the 47.34p per share for the financial year ended 31 March 2019. 9

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Chief Executive’s review “ National Grid has a leading role to play in ensuring a cleaner energy future in all our regions.” by 2040. Rhode Island maintained a legally binding target to reduce carbon emissions by 80% by 2050 and the Governor signed an executive order targeting 100% renewable electricity by 2030. At National Grid, we have evolved our strategy and vision to reflect our belief that we have a responsibility to ensure that the energy future we help to shape is one where everyone shares the benefits and where we enable the communities we serve to deliver a clean transition. John Pettigrew That’s why our vision is to be at the heart of a clean, fair and Chief Executive affordable energy future. You can read more about our new strategy on page 12. Throughout this report, we have reported our performance We’ve made strong progress against our against the strategy that was effective until 31 March 2020, and which strategic priorities despite a challenging year. is set out on pages 16 – 17. During the year, we committed to reducing our own emissions to net zero by 2050 and to continue to facilitate the industry-wide transition The far-reaching and devastating global consequences of COVID-19 to a low-carbon future. cannot be underestimated and we all owe a debt of gratitude to those who have been on the frontline fighting this virus across the world. We worked with the UK government to accelerate the transition to electric vehicles to cut carbon emissions and improve air quality for At National Grid, our role throughout this crisis has been to play our part communities the length and breadth of the country. We were pleased to in keeping the lights on and the gas flowing. Keeping the networks see a £500 million commitment in the 2020 Budget to support the rollout running, keeping our customers connected to the power they rely on of new rapid-charging hubs so drivers are never more than 30 miles and expect, and protecting the communities where we live and serve from a charging point. has never been more important. We are developing the world’s first zero-carbon industrial cluster in the I’m immensely proud of the way all our workforce have responded to this UK’s Humber region in partnership with Drax and Equinor. The Zero pandemic, and particularly those who go out to work every day in the Carbon Humber consortium will use carbon capture and storage to field and in our control rooms to ensure we continue to power hospitals, create a zero-carbon region by 2040. homes and society during such a challenging period. We are developing hydrogen trials and investing to understand the impact We took immediate action to lessen any financial hardship our of hydrogen on our existing gas assets to address the decarbonisation customers may have faced, suspending debt collection and customer of heat. While gas clearly has a role to play for many years to come, we termination activities across our US jurisdictions, and delaying planned understand the urgency of finding a solution to decarbonise heat in a bill increases in New York State. We have also strengthened customer way that is fair, affordable and not overly disruptive to consumers. support activities to help lower-income customers manage their energy bills during the crisis and beyond. We’ve started construction work on our Viking Link interconnector, connecting Great Britain and Denmark, and continue construction on We donated a total of £600,000 to the National Emergencies Trust, the IFA2 and North Sea Link. Our interconnectors have a key role to play Trussell Trust and University Hospitals Birmingham Charity in the UK, in a decarbonised energy sector, enabling the most efficient use of and $1 million to community-based charities across our US jurisdictions renewable energy across Europe. to provide help and support to the people that needed it most. We also introduced a programme of practical help, encouraging our thousands Delivering for investors of UK employees to volunteer for half a day per week with charities During the year, we spent more than £5 billion growing and enhancing working on the COVID-19 response. our US and UK energy networks, through a combination of organic growth, reinvesting the proceeds from the Cadent sale and innovative We are planning additional support activities for the communities we financing methods such as our green bond. We achieved this strong serve for the post COVID-19 environment, including employability skills performance while also delivering a high level of asset growth of 9%. support and helping small and local businesses in our supply chain. The proposed final dividend of 32.00p, which is still subject to shareholder We recognise that the impact of COVID-19 will be felt over the long term, approval, brings our full year dividend to 48.57p, an increase of 2.60% and we are committed to applying our Responsible Business principles and in line with our policy. This is covered 1.2 times by our underlying for our workforce, our communities and the economy in our response. earnings per share of 58.2p. While the end of the financial year was dominated by responding to the Safety COVID-19 pandemic, 2019 saw uncertainties particularly in the UK where the external environment was dominated by Brexit and a General Election. In the UK and NGV businesses, we’ve seen a strong safety performance this year. We continue to focus our efforts on developing a generative Leading the clean energy transition safety culture, and in the UK we’ve seen our lowest ever number of lost time injuries. It’s been a year of significant progress in the clean energy transition with climate change rising up the agenda for the public and politicians In the US, we’re focused on improving safety and ensuring it is front alike. We’ve seen climate change protests across the world, and an of mind for all our workforce after seeing a deterioration in performance increased commitment from governments to take action, including in over the last 12 months. Tragically, we also had a fatality in the US where the geographies in which we operate. The UK legislated for net zero one of our colleagues was struck by a vehicle which had driven into a emissions by 2050, and New York and Massachusetts each set an clearly marked out area where he was working. economy-wide limit of net zero carbon emissions by 2050, with New York additionally legislating the target of 100% carbon-free electricity 10

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Chief Executive’s review Delivering for our customers IFA2, the 149-mile (240-kilometre) subsea cable between Great Britain Customer performance remains a key metric and I’m pleased we’ve and France is on track to become operational later this year, and work seen a steady increase in our customer satisfaction scores for GT and also continues on our North Sea Link to Norway which is expected to ET. However, our scores were below target in the US, our metering be operational in 2021/22. Construction is now underway on Viking business and the ESO. We have identified areas of improvement and Link, the 472-mile (760-kilometre) subsea cable between Great Britain action has already started to address some of these. and Denmark. Optimising performance Evolving to a low-carbon future We set out our ambition last year to increase efficiency in our UK and US In our role at the heart of the clean energy transition, we have continued regulated businesses, becoming more responsive to customers’ needs, to take action to enable decarbonisation across our business. while also delivering sustainable cost savings. This year we reduced our costs in both regions by significantly more than our £50 million UK target We completed our acquisition of Geronimo, a leading wind and solar and the $30 million US target through a variety of measures including developer in North America, in July 2019. Since the acquisition, careful contract management and negotiation and improving workforce Geronimo has announced the commercial operation of its 200 MW productivity. Removing these costs from our business will help to Crocker Wind Farm in South Dakota, along with the signing of a power minimise future increases to customer bills. purchase agreement with Basin Electric Power Cooperative for its 128 MW Wild Springs solar project, also in South Dakota. In the UK Transmission businesses, the weighted average Return on Equity of 12.4% was maintained and within the 200 to 300 basis points The ESO is also preparing to enable a green energy future and by 2025, outperformance that we committed to under RIIO-T1. In the US, Return aims to have transformed the operation of Great Britain’s electricity on Equity of 9.3% represented 99% of our allowed return, benefiting system so it can operate with zero carbon. from revenues from rate case increases in addition to control of our costs and was up 50 basis points on last year. Our Group Return on I was pleased to note that 2019 was the cleanest year on record for the Equity was marginally lower at 11.7%, down 10 basis points from last UK as, for the first time, the amount of zero carbon electricity used by year, partly due to lower income from our other businesses. the UK’s homes and businesses outstripped that from fossil fuels for a full 12 months. National Grid has continued to deliver world-class reliability and responded well to storms in the US. We were recognised with the EEI’s Emergency As the UK energy industry continues to evolve, we are working closely Assistance Award and the Emergency Recovery Award for our fast and with the government and regulator to review the most appropriate effective response to storms in 2019. In the UK, we regret the disruption structure for the ESO following legal separation last year. caused by the power outage on 9 August 2019 but welcomed the Ofgem and government reports into the incident which confirmed that Unlocking future potential the outage was not caused by National Grid infrastructure. We were I was pleased that our focus on diversity was recognised with Forbes pleased that they agreed with our view that, given an increasingly complex naming us one of the Best Employers for Diversity 2020, and the US and challenging energy network, it is appropriate to carry out a review of Human Rights Company Foundation awarding us Best Place to Work the Security and Quality of Supply Standards. LGBTQ Equality. Our environmental commitments were also recognised with a place for the fourth consecutive year on the CDP A list, which We were pleased with the stakeholder group support we received for names the world’s most pioneering companies leading on environmental the RIIO-2 business plans we submitted in December 2019. The Open transparency and performance. Hearings expected in April 2020 were delayed due to COVID-19, but we continue to work with Ofgem and all our stakeholders to find the most National Grid continues to focus on being a responsible business and appropriate framework to balance the needs of our customers and increasing our positive impact on society. The unprecedented global investors. You can read more about the composition of the stakeholder challenge of COVID-19 demonstrated more than ever the importance of group on pages 45 – 47. being a responsible business, and we concentrated our efforts on how best to support our workforce and our communities through this difficult time. We welcomed Ofgem’s decision to apply the Strategic Wider Works model as part of the RIIO-T1 framework to the Hinkley Seabank Connection In addition to the immediate volunteering programme we set up to Project, which we believe is in the best interests of consumers. support those who needed it most during the COVID-19 pandemic, we partner with charity organisations to encourage and enable our In the US, we secured our Massachusetts Electric rate order with a employees to volunteer with them. In early 2020, we launched a five-year performance-based mechanism and an allowed Return on community investment strategy which will provide access to skills Equity of 9.6%. development for 45,000 people across the US and the UK, as we help to equip future generations to be part of the clean energy transition. In New York, we enforced a temporary gas moratorium in May 2019, which led to a very challenging period for all our stakeholders. We found We invest millions every year in training to ensure our workforce have operational solutions to resolve the issue for the short term and have the skills to meet the changing needs of a net zero economy, as well now submitted our report into long-term solutions to the State of New as supporting STEM-related activities for tens of thousands of York Public Services Commission (NYPSC). We are listening to our schoolchildren around our key infrastructure projects. stakeholders’ concerns and will continue to work with the NYPSC as we try to resolve the issue in the coming months. Looking ahead I’d like to end by expressing my gratitude to all our workforce who have Growing our assets worked tirelessly to achieve the performance we have delivered this We completed the sale of our remaining stake in Cadent for £1,965 million year, and to ensure the networks keep running as efficiently and safely and reinvested the proceeds in our capital investment programme. as ever through unprecedented times. In the US, we invested £3.2 billion in the year on projects including the completion of the Gardenville substation upgrade in West Seneca, New York, which will supply an affordable and reliable source of renewable power for decades to come. We delivered asset growth in the US of 12.2%, up 300 basis points on the prior year. John Pettigrew Chief Executive In the UK, we awarded the £400 million tunnelling contract for our London Power Tunnels 2 project in December 2019. This 20.85-mile (33.5-kilometre), £1 billion link will provide resilience across South London from Wimbledon to Crayford and is due to complete in 2028. Another Scan here to view our video highlight has been the completion of the tunnelling for our Feeder 9 project under the Humber, which has been a critical investment in our gas infrastructure. These are just two of the projects which contributed to capital investment during the year of £1.3 billion and asset growth of 4%. Our interconnector portfolio continues to grow with new subsea power links to France, Norway and Denmark planned over the next four years. 11

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Evolving our strategy for the future We have evolved our strategy in order to better reflect our purpose and Our purpose in response to our business environment. Our purpose remains to Bring Energy to Life, providing the heat, light and power people and businesses rely on and supporting local The evolved strategy reflects a belief that we have a responsibility to communities to prosper. ensure that the energy future we help to shape is one where everyone shares its benefits. We will continue to connect people to the energy they need for the lives they lead, safely, reliably and securely. Vision Values To be at the heart of a clean, Every day we…do the right thing, fair and affordable energy future find a better way and make it happen Bring Energy Strategy to Life Priorities National Grid builds, owns and Enable the energy transition for all operates large-scale, long-life energy assets primarily in networks and Deliver for customers efficiently renewables that deliver fair returns and high societal value. The Company’s Grow organisational capability portfolio of largely regulated assets in stable geographies is underpinned by Empower colleagues for great performance a strong and efficient balance sheet. Our vision Deliver for customers efficiently National Grid stands for more than profit. The Company is committed Providing safe, reliable and affordable energy for customers around the to making a positive contribution to society, whether that’s helping clock, ensuring operational excellence and fiscal discipline in everything the young people of today to become the energy problem-solvers National Grid does, building productive partnerships with regulators and of tomorrow, supporting customers to use energy more efficiently, policymakers, and unlocking real value for customers and the or tackling climate change. communities they live and work in. That’s why the Company’s vision is to be at the heart of a clean, fair Grow organisational capability and affordable energy future, ensuring everyone benefits from the Anticipating and adapting to changes in the energy sector in faster and energy transition, that bills are not a burden for individuals or families, smarter ways, remaining at the cutting edge of engineering and asset and that no one gets left behind. management, and innovating more sustainable energy solutions. Our strategy Empower colleagues for great performance Building diverse and inclusive teams that reflect the communities the National Grid’s strategy is to build, own and operate large-scale, long-life Company serves, attracting the best talent, prioritising learning and energy assets primarily in networks and renewables that deliver fair developing the skills needed now and in the future to accelerate the returns and high societal value. The Company’s portfolio of high-quality, energy transition. low-risk assets in stable geographies is underpinned by a strong and efficient balance sheet. Our values This strategy sets the bounds of National Grid’s business and will ensure As a purpose-led, responsible business, how National Grid delivers for it is set up to play a leading role in the energy future. It will be delivered its customers and communities is as important as what is delivered. through four priorities. Colleagues right across the Company, in the United Kingdom and the United States, are committed to: Our priorities Doing the right thing, keeping customers, communities and the wider We have four strategic priorities to make our purpose possible and public safe. achieve our vision. Finding a better way, delivering excellent performance at best value Enable the energy transition for all and innovating new energy solutions. Fully decarbonising the electricity grid through modernisation, increased flexibility and by connecting renewables quickly and efficiently. Leading Making it happen, with a strong focus on excellence, efficiency the way in the decarbonisation of gas, investing in a range of solutions and results. like renewable natural gas, blending hydrogen in networks and carbon offsetting. Decarbonising transport by building electricity network flexibility and supporting charging infrastructure. 12

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Our business environment As well as managing through the COVID-19 pandemic, our societal ambition remains to achieve net zero, with emphasis on fairness and affordability, digitalisation and decentralisation during the transition. 2019/20 developments Our response Climate risk continues to rise up the • In both the UK and US, we are taking important steps to address the future corporate agenda, against the rapidly of heat, engaging across the industry and with government and regulatory evolving societal attitudes to climate bodies. In the US, we collaborated with industry partners to develop change and the role of energy companies interconnection guidelines for renewable natural gas (RNG) in New York in leading and meeting net zero State that seek to facilitate growth of this clean energy resource. In the UK, commitments. we have conducted three feasibility studies on the potential role of Net zero hydrogen and how our networks could facilitate its uptake. 2019 was a turning point for climate At least 9 countries have legislated or • For our UK regulated business, the single biggest contributor towards action, from protests on the street to are in the process of legislating, and our net zero target to reduce is Sulphur Hexaflouoride (SF6), and we will be legislative action. Governments at least 112 countries are discussing around the globe are considering leaders here. In the US, through our gas pipeline replacement programme, legislating, net zero targets by 2050 we replaced 460 miles (740 kilometres) of pipe in 2019/20, reducing and acting on ambitious carbon or sooner. reduction targets. greenhouse gas emissions from the unintended release of natural gas. UK • The ESO has agreed contracts with five parties, worth £328 million over a six-year period, in a world-first approach to managing the stability of the The UK became the first major electricity system. This aids our ambition to be able to operate GB’s economy to commit to a legally electricity system carbon free by 2025. binding target of net zero emissions 70% • The world’s largest offshore wind farm, the 1.2 GW Hornsea Project One by 2050. National Grid’s reduction in carbon wind farm, is connected to our electricity transmission network and first emissions since 1990. 2019 was the cleanest year on record generated power in 2019. for the UK as, for the first time, the • In January 2020, we announced the launch of our first ever green bond. amount of zero carbon electricity used Raising approximately €500 million, the bond’s proceeds will finance or by the UK’s homes and businesses refinance UK electricity transmission projects with environmental benefits. Net zero outstripped that from fossil fuels for • We have partnered with Drax Group and Equinor to explore how large-scale a full 12 months. by 2050 carbon capture usage and storage and hydrogen could convert the UK’s Humber region into the world’s first net zero carbon industrial cluster. Our net zero commitment is to reduce US our own greenhouse gas emissions to • New York Transco, a joint venture in which NGV is a partner, was selected The states of New York and to develop the New York Energy Solution transmission project, unlocking net zero by 2050. Massachusetts each set an renewable energy upstate for customers downstate. economy-wide limit of net zero carbon The future of heat • NGV completed its acquisition of Geronimo, a leading US onshore wind and emissions by 2050, with at least 85% solar developer, to establish a foundation on which to grow a large-scale In the absence of both clear of reductions from their states’ own renewables business, such as the 200 MW Crocker Wind Farm in South technology roadmaps and public energy and industrial emissions (and Dakota. The £209 million deal also secured a controlling share of a 379 MW policy frameworks that underpin the the remainder possible via carbon solar and wind generation joint venture, Emerald Energy Venture LLC decarbonisation of heat by 2050, we offsets). New York additionally (‘Emerald’), with Washington State Investment Board. currently continue to believe that our legislated the target of 100% gas assets will have useful purposes carbon-free electricity by 2040. • Interconnectors played an important role in helping the UK use more zero beyond 2050. In common with the carbon electricity than that from fossil fuels, and we are currently Committee on Climate Change’s Net Rhode Island maintained a legally constructing three additional interconnectors: IFA2 to France, North Sea Zero report in May 2019, we believe binding target to reduce carbon Link to Norway and Viking Link to Denmark. that the future of heat is one reliant on emissions by 80% below 1990 levels • We believe our gas businesses can facilitate the transition to a multiple technologies and fuels, with by 2050, and Governor Raimondo decarbonised gas system and are investing in solutions such as renewable an enduring role for natural gas. signed an executive order targeting natural gas and blending hydrogen in our network. However, the scale and purpose 100% renewable electricity by 2030. • We have committed to meeting the Task Force on Climate-related Financial for which the networks will be used Disclosures (TCFD) recommendations in full (see pages 57 – 62). is dependent on technological Across the wider US, one in three developments and, crucially, Americans – more than 110 million policy choices of governments people – live in a community which and regulators. has committed to or achieved a 100% clean electricity target. The future of heat is uncertain, and its decarbonisation is reliant on relatively nascent technologies, such as hydrogen and carbon capture usage and storage, as well as biogas and heat pumps. These new and evolving technologies will need to be used in new contexts and on a scale that has not yet been demonstrated. We do not believe that any of these technologies can, in the next 30 years, reach sufficient scale to represent an existential threat to our gas businesses. 13

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Our business environment continued 2019/20 developments Our response UK • Our US and UK regulated businesses are pushing for greater affordability Cost of energy remains a key priority, and innovative ways to minimise the total cost of energy to consumers. evidenced by 2019’s implementation • In the UK, we have generated £603 million of savings for consumers of the energy price cap, and two of in the first seven years of the RIIO arrangements, excluding any share Ofgem’s key priorities: to ‘drive down from Cadent. Fairness and prices’ and ‘decarbonise to deliver a • Our £150 million Warm Homes Fund has helped over 42,000 households Affordability net zero economy at the lowest cost suffering from fuel poverty access heating systems and become more to consumers’. energy efficient. This is the largest private sector investment in energy National Grid delivers energy safely, efficiency ever made in the UK. reliably and affordably to the With the government’s recent • Our utility energy efficiency programmes continued to deliver excellent communities we serve. As well as commitment to net zero, industry affordability, we will play our role results for US customers, achieving annual electricity savings equal to 3.7% participants and advisors, such as of sales in Massachusetts and 1.1% in New York. All three states that we in ensuring that no one is left behind the Committee on Climate Change, in the short term during the COVID-19 serve rank in the top five in energy efficiency performance nationally have stressed the importance that according to the ACEEE. crisis, or in the longer-term transition net zero is delivered in a fair way as to clean energy. a ‘just transition’ across society, with • In response to the COVID-19 crisis, we have expanded customer support, vulnerable consumers protected. paused late payment collections activities, and placed a freeze on related service cutoffs. US • In our Massachusetts Electric Company rate order, we gained approval #1 Energy costs remain a priority for for our proposed five-year forward-looking ratemaking mechanism that consumers and regulators, and includes a consumer dividend and earnings sharing mechanism that The US national ranking of our rewards efficient company performance. Massachusetts Electric utility energy fairness is high on the agenda in the discussion about decarbonisation • In upstate New York, we delivered an estimated $200 million in net societal efficiency programme by the pathways and their associated costs. benefits in our second year of performance incentives. Such benefits American Council for an Energy- increase the affordability of energy and were achieved by reducing electric Efficient Economy (ACEEE). State regulators continue to explore system peak to mitigate supply costs, increasing adoption of energy innovative regulatory frameworks efficiency and facilitating uptake of heat pumps for beneficial electrification, that reward utilities for managing among other initiatives. customer bill impacts, while delivering • In Albany, New York, we worked with the public transit authority to launch 3% desired regulatory and policy four electric buses to test customer experience with the technology and outcomes. This includes adjustments enable expansion to other fleets across our territory. This is an example of UK transmission network costs per to the cost‑of‑service model that our efforts to make electric transport options more widely accessible to all. average household dual fuel bill. are more forward-looking, and which establish new shareholder incentives for cost efficiency. UK • We are supporting growth in distributed energy resources (DERs) in our US Last year 29% of generation was service territories, where our US regulated business connected 314 MW of connected at the distribution network generation in calendar year 2019. We also made investments in the grid to level or behind-the-meter. The July enable future growth, including to increase distribution system capacity and 2019 Future Energy Scenarios (FES) to deploy advanced communications, monitoring and controls technologies Decentralisation document suggested that by 2050 essential to enhanced DER integration. The energy system continues its this could rise to 58%. This is driven • We continued our partnership with leading home solar panel and battery transition from high to low carbon. by new technology and business storage company, Sunrun, securing new contracts for grid services from This change coincides with a shift models enabling solutions such as rooftop solar and storage across the US, with nearly 40 MW capacity and to more decentralised generation, solar panels, electric vehicles and ancillary services in calendar year 2019. including renewables and battery battery storage to be more accessible • Our ‘bring-your-own’ device demand response programme expanded in storage. As the volume of this to all consumers. Massachusetts and Rhode Island and received the Energy Storage North intermittent and distributed generation America (ESNA) Innovation Award and the Peak Load Management Alliance increases, a more resilient and flexible US (PLMA) Program Pacesetter Award. It enables residential customers to system will be required; one that Distributed energy resource receive a financial incentive for enrolling their devices to be managed by us makes best use of available energy investments and installations to create grid flexibility. resources to meet consumers’ needs continue to grow across the US. • Since the start of financial year 2019/20, ET continues to process or has in a balanced, efficient and This includes not only small-scale processed 207 connection applications, of which 20% have been made for economical way. solar photovoltaics, but also electric transmission connected batteries, and a further 14% have been made up of vehicles, distributed storage and a new customer type, where the customer mixes their generation make-up, demand-side resources. Utilities for example solar with batteries. across the country are exploring • The ESO is working on a £10.3 million innovation project to explore how 6 MW how to integrate these resources DERs can be used to restore power in the highly unlikely event of a total or into the grid, ensuring their utilisation partial blackout of the UK electricity transmission network. 48 MWh is effective, safe and reliable. The largest battery storage facility in northeastern US was installed by National Grid on the island of Nantucket in 2019 as a flexible and reliable alternative to undersea cables. 14

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Our business environment 2019/20 developments Our response In 2019, the application of digital • For our digital transformation, we are adopting a Group-wide centralised technologies across the energy hub model supported by regional delivery. Strategy for the transformation industry continued at pace globally. is formed centrally with regional autonomy. Bloomberg New Energy Finance • We expanded a personalisation platform to serve more than two million tracked 379 applications, projects, customers in Massachusetts and Rhode Island. Advanced data and Digitalisation partnerships and product developments analytics proactively identify eligible customers and present the next best Businesses and lives are being for industrial digitalisation. This is 78% offer to individuals, increasing offer enrolment and reducing bad debt. transformed by innovations such as more than in 2018, and they expect a further increase in activity in 2020, as • ConnectNow, our ET network connections project, will improve the artificial intelligence and virtual reality. customer experience of connecting to the network. Focusing on small The energy landscape has seen many positive results of digitalisation drive its increased use. scale connections such as solar, storage, electric vehicle charging and data changes as companies look to create centres, this digital platform assists customers through the application new business models and reduce energy process, providing transparency and facilitating communication. Utility networks in all geographies prices through digital technologies. • We are harnessing advances in digital technology and innovation to Technology commercialisation, consumer are identifying significant potential for their businesses through digital improve business performance. For example, the ESO in collaboration with demand and regulatory stimulus will the Alan Turing Institute has used data science and machine learning to continue to drive these trends. transformations. Advances in technologies to operate systems, deliver a 33% improvement in solar forecasting. This will help the ESO run manage assets and engage with the system more efficiently, and enable more solar capacity to be customers will be a key facet of our connected and utilised. business going forward. • In 2020, the ESO launched a free Carbon Intensity application, aimed at >80% empowering people to make conscious decisions about how they consume The reduction in the US call centre energy by showing them the greenest times of day to use electricity. volume during major storms, after • NGP invested in Dragos, a leading cybersecurity provider of industrial implementing proactive two-way control systems and operational technology. Our cybersecurity team outage texting to improve conducted a pilot of Dragos’ asset identification, threat detection and response software platform to help secure National Grid’s critical communications with customers infrastructure in the UK and US. about service outages and • Dragos was among eight new investments and six follow-on investments restoration. made by NGP, whose portfolio at the close of the fiscal year comprised 21 investments at a fair value of £134 million ($167 million). Our response to COVID-19 Case study – NGV COVID-19 is affecting countries, communities, supply chains and Our response to COVID-19 in our communities markets, including the UK and our service territory in the US. Since the NGV has helped the University Hospitals Birmingham (UHB) Charity to World Health Organisation declared the outbreak as a pandemic on launch a special appeal, to raise £1 million to support patients and staff 11 March 2020, National Grid has applied UK and US Federal and State through the COVID-19 pandemic. government advice and guidance on dealing with the potential and actual spread and impact on our business and our customers. The donation has been used to purchase almost 400 tablet computers that will be used by patients to help them speak to their loved ones while The Company has successfully activated its crisis management they are in isolation. The tablets will be distributed across the UHB Charity’s framework which includes identifying the areas that are deemed critical five hospitals, including the Nightingale Hospital, which has recently been and the corresponding level of reliability and service continuity needed established at the National Exhibition Centre in Birmingham, UK. to deliver normal services during the pandemic. Our plans include continued safe and reliable service during large numbers of workforce absence due to illness. Under government guidelines in both the UK Scan here for the full story. and the US, utility workers are identified as key/essential workers and have been subject to specific guidance and permissions on family arrangements and movements. We have moved to working from home arrangements, where possible, and have also identified critical areas including control rooms, call centres, dispatch and key sites including generation and LNG facilities, terminals, substations and compressor stations. For all these activities plans are in place to maintain critical safety and maintenance activities, which includes sequestering some employees. Some of our work, especially in the US, requires contact with members of the public. To safeguard our employees and the public we are following government requirements and recommendations for social distancing. This includes our collections, meter installations and shut-off arrangements while continuing to provide a safe and reliable network. We have also made arrangements to ensure that those customers with financial difficulties who cannot make payments do not have services cut off. Finally, we are also working with our supply chains so that our systems and networks have the necessary materials and parts. Our regular engagement with government agencies and our regulators, as well as following all advisory services regarding management of the spread of COVID-19, is expected to continue for the foreseeable future. 15

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Delivering against our strategy Our strategy in 2019/20 focused on three strategic priorities for our business, delivering for customers safely and efficiently today while setting a growth pathway for the future. Customer first We have a vital role to play in enabling customers to benefit from the changes in our industry. The clean energy transition and associated technological advancements mean we can provide our customers with a more cost-effective service, while leaving no-one behind. We measure customer satisfaction as a KPI within each of our business segments. 16

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Delivering against our strategy Our three strategic priorities Examples of progress in 2019/20 1. Optimise performance • Continued the transition begun through our UK and US programmes Our customers want us to be more efficient to make their to leaner and more efficient operating models in the UK and US core energy more affordable, so we must find ways to improve businesses; how we run our business. • Submitted price controls for the UK electricity, gas and system operator business as part of RIIO-2; We need to enhance the customer experience and our productivity through • Received authorisation of a new five-year rate plan for our electric more efficient and customer-focused processes. Given the scale of our distribution companies in Massachusetts; and core business in the UK and US, even small improvements will have a • Continued embedding our Business Management System (BMS) huge impact on our overall performance. Finding new ways of optimising across the Group by publishing BMS standards through the operations will be an important factor in our ability to compete and grow. employee handbook, the National Grid Book, in order to increase standardisation across business activities. 2. Grow core business • Grew our UK and US regulated businesses capex to £5.4 billion ; Delivering strong operational performance provides a • In January 2020 we celebrated the completion of the new, three-mile foundation from which we can invest in our core business (five-kilometre) Humber Tunnel that will house a key gas pipeline and pursue other opportunities. between Yorkshire and North Lincolnshire; • Interconnectors IFA2, Viking Link and North Sea Link are under In the US and UK, we continue to look for business development construction and are on track to be delivered to plan; and opportunities that are close to our core business. • Delivered the largest battery storage facility in the northeastern US on Nantucket as a flexible alternative to undersea cables. In NGV, we will build on our successful efforts to pursue opportunities in interconnectors and large-scale renewables. 3. Evolve for the future • Following legal separation on 1 April 2019, this is the first year We need to future-proof our business against the effects the ESO operated as a separate entity from the UK electricity of a changing energy landscape. Our networks are already transmission company, evolving for its customers and stakeholders; managing changes to the generation mix, while the needs • We are expanding a software platform using advanced data and analytics to proactively identify and present offers to customers and expectations of our customers are evolving. in Massachusetts and Rhode Island; Our preparations for the future are underway. For example, at NGV this • NGP, launched in 2018, growing with a portfolio fair value of £134m collaboration brings together our non-network businesses to focus on at 31 March 2020; and targeted investment in the energy sector outside of our core business. • NGV completed the acquisition of Geronimo, a developer of wind and solar generation. We are also looking to develop new capabilities that are essential for long-term success. For example, NGP is increasing our capability in new Further reading and disruptive energy technologies to meet the changing needs of our See more on these in the Principal customers and communities. Operations sections on pages 38 – 43 17

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Progress against our strategy The Board uses a range of metrics, reported periodically, against which we measure Group performance. These metrics are aligned to our strategic priorities. Performance reported in this section is based on the strategy that is outlined on pages 16 – 17. We report our performance measures Link to strategy as follows: Optimise Grow core KPIs performance business • Principal measures that track individual progress against each of our three strategic priorities. See below. • Non-financial measures that underpin delivery of all Evolve for Indicates an alternative three strategic priorities. See below. the future performance measure Other performance indicators • Financial measures that result from the delivery of our strategic Link to remuneration priorities are set out in our financial review, on pages 28 – 37. Remuneration of our Executive Directors, and our employees, is aligned to • Business-unit-level measures that are specific to our three strategic successful delivery of our strategy. We use a number of our KPIs as specific priorities. These are set out within our Principal Operations review, measures in determining the Annual Performance Plan (APP) and Long on pages 38 – 43. Term Performance Plan (LTPP) outcomes for Executive Directors. While not explicitly linked to APP and LTPP performance outcomes, the remaining KPIs and wider business performance are considered. For further detail, please see our Directors’ Remuneration Report, on pages 88 – 107. Principal measures Strategy link KPI and performance Progress in 2019/20 Group Return on Equity (RoE, %) 12.3 The UK regulated businesses delivered a weighted average RoE 11.7 11.8 We measure our performance in generating value of 12.4%, consistent with the return achieved in the prior year. for shareholders by dividing our annual return by our US RoE increased to 9.3% (2018/19: 8.8%), with increased equity base. This calculation provides a measure of revenues from new rates driving improved US regulatory whole Group performance compared with the performance. Group RoE of 11.7% was marginally lower than amounts invested in assets attributable to equity 2018/19 (11.8%), with benefits arising in the prior year from the shareholders. Fulham property sale and US legal settlements. Target: 11–12.5% each year 19/20 18/19 17/18 Customer satisfaction Our UK customer satisfaction (CSAT) KPI comprises Ofgem’s We measure customer and stakeholder satisfaction, while also maintaining electricity and gas transmission customer satisfaction scores. engagement with these groups and improving service levels. Figures represent our baseline targets set by Ofgem for reward or penalty under RIIO (maximum score is 10). We have seen a steady increase in CSAT for GT, through our efforts to 2019/20 2018/19 2017/18 Target understand the impact that our actions have with a particular UK Electricity Transmission (/10) 8.2 7.9 7.7 6.9 focus on responding to their queries. In the first year post separation from ESO, we have also focused on building direct UK Electricity System Operator (/10) 7.6 – – 8.1 relationships with our ET customers, to understand the experience they need us to deliver and redesigning our service UK Gas Transmission (/10) 8.0 7.8 7.6 6.9 accordingly. Due to legal separation in April 2019, the scores also reflect the independent ESO result. The ESO CSAT score US Residential – Customer was below target for the year 2019/20 and we have identified Trust Advice survey (%) 59.8 58.7 56.6 61.6 query response times and tailoring communications as improvement areas for the next 12 months. Action has already Metering NPS score (index) +40 +44 +39 – begun to take place within the value streams to address these areas and they will form part of new insight plans for the ESO in 2020/21. The US metric measures customers’ sentiment with National Grid by asking customers their level of trust in our advice to make good energy decisions. The metric, which is tied to the value customers feel they receive from National Grid, has improved over the past few years yet was below target in 2019/20. NPS scores reported represent the Metering business. Although the score has dropped since 2018/19, we have identified areas of improvement, for example, making sure metering queries raised by our customers are progressed more efficiently. 18

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Progress against our strategy Principal measures continued Strategy link KPI and performance Progress in 2019/20 Network reliability In both the UK and US, we continued to maintain high levels of We aim to deliver reliability by planning our capital investments to meet challenging reliability on all our networks. demand and supply patterns, designing and building robust networks, having risk-based maintenance and replacement programmes, and detailed and tested IFA interconnector availability was lower in 2019/20 as this was incident response plans. We measure network reliability separately for each of the first year of a major refurbishment project at IFA, where we are our business areas. The table below represents our performance across all our rebuilding the site to remain operational for the next 30 years. networks in terms of availability. For both our UK and US networks we continued to maintain excellent reliability. % 2019/20 2018/19 2017/18 UK Electricity Transmission 99.999974 99.999984 99.999984 UK Gas Transmission 99.999589 99.989632 99.996151 US Electricity Transmission 99.955 99.952 99.953 US Electricity Distribution 99.994 99.995 99.995 IFA interconnector 91.4 93.9 92.6 BritNed interconnector 98.6 98.2 97.8 NEMO Link interconnector 96.1 – – Total regulated asset growth (%) 9.0 Asset growth during the year was 9.0% (2018/19: 7.2%). This was primarily driven by the accelerated US rate base growth of 12.2% Maintaining efficient growth in our regulated assets 7.2 ensures we are well positioned to provide (2018/19: 9.2%) and higher levels of investment in other assets, 5.9 consistently high levels of service to our customers such as in NGP. This is combined with increased UK RAV growth and increases our future revenue allowances. of 3.8% (2018/19: 3.6%). Target: 5–7% growth each year 19/20 18/19 17/18 Cumulative investment in delivering new 1,440 Investment in delivering new low-carbon energy sources increased low-carbon energy sources (£m) in the year by £738 million (105%). Principally from increased We invest in new low-carbon energy sources investment in our interconnector projects under construction, with primarily through our interconnector businesses IFA2 nearing completion, further progress made on North Sea Link (North Sea Link, IFA2 and Viking Link), investments 702 and the commencement of construction on Viking Link. In addition, in companies delivering low-carbon energy the acquisition of Geronimo was made in July 2019, a leading wind sources (for example, our investment in Sunrun) 395 and solar developer in North America. and investments into large-scale renewables (for example, our new investment in Geronimo). 19/20 18/19 17/18 18 Cumulative low-carbon generation connected 17 A total of 18.3 GW of low‑carbon generation is currently connected to our UK network (GW) 16 to our network, following additional offshore wind capacity Low-carbon generation supported by our network connecting at Hornsea 1 (+800 MW) and East Anglia 1 (+680 MW). to date. The government’s offshore wind sector deal and continued cost reductions observed in the latest Contracts for Difference (CfD) allocation round, indicates further increases in capacity over the coming years. 19/20 18/19 17/18 Connections of renewable schemes to US 381 There has been a 17% increase in the installed capacity compared electric distribution network (MW) 329 to the previous year. Rhode Island installed a record amount of The table represents the amount of customer- 281 capacity (100 MW) while the installed capacity in Massachusetts owned renewable energy capacity installed on our was on par with 2018/19. Although New York experienced a distribution network across our US footprint. Given decline in customer-ready projects to interconnect, it received a the variability and unpredictability of customer- record amount of capacity (3,000 MW). The Company continues driven projects, the Company does not presently to make progress in Massachusetts and Rhode Island to enable have a MW target. Current targets primarily focus greater renewable energy integration by completing area-wide on regulatory compliance and customer need transmission and distribution studies. While non-residential date attainment. systems have represented less than 7% of connected applications, 19/20 18/19 17/18 they have accounted for 78% of the installed capacity over the last three years. NGV capital investment (£m) 815 Excluding NGP, NGV capital investment has increased in the year NGV is focused on investment in a broad range of by £371 million (84%). There has been increased investment in our energy businesses across the UK and US, including interconnector projects under construction, with IFA2 nearing our interconnector business, large-scale renewable completion, further progress made on North Sea Link and the 444 commencement of construction on Viking Link. In addition, an generation, LNG storage and regasification, and 363 energy metering. acquisition of Geronimo was made in July 2019, a leading wind and solar developer in North America. 19/20 18/19 17/18 19

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Progress against our strategy continued Non-financial measures KPI Performance Progress in 2019/20 Group lost time injury frequency rate 0.12 As at 31 March 2020, our Group lost time injury frequency rate (LTIFR) was 0.12, which is 0.10 0.10 (LTIs per 100,000 hours worked) higher than the Group target of 0.10. This is a combined employee and contractor LTI rate, This is the number of worker lost time injuries which reflects our continued focus on encouraging good safety behaviours across the per 100,000 hours worked in a 12-month entire workforce. period (including fatalities) and includes our employee and contractor population. The majority of lost time injuries are a result of individual issues such as slips, trips and falls, and soft tissue injuries from inappropriate tooling, lifting and carrying. We continue Target: < 0.1 LTIs to address these and other incidents by implementing best practice injury prevention techniques that mitigate potential for harm factors. Although this fiscal year saw injury challenges in our US business, where, tragically, we lost a colleague in a road traffic 19/20 18/19 17/18 accident, we will continue to focus on improving our generative safety culture. 77 77 Employee engagement index (%) 73 We measure employee engagement through our employee engagement survey (EES). This is a measure of how engaged our The results of our 2019/20 survey, which was completed by 82% of our employees, have employees feel, based on the percentage of helped us identify specific areas where we are performing well and those areas we need favourable responses to questions repeated to improve. At Group level, the overall results of the 2019/20 EES showed a positive trend annually in our employee engagement survey. from the 2018/19 survey, with 26 questions significantly improving and just seven questions Our target is to increase engagement showing a significant decline. compared with the previous year. Our engagement score was 77%, which is four points ahead of the 2018/19 results. 19/20 18/19 17/18 Workforce diversity Ethnic minorities During 2019/20, the representation of our female and ethnic minority groups has increased We measure the percentage of women and Women as we continue to build our diverse talent pipeline. ethnic minorities in our workforce. We aim to 18.3 18.1 17.9 develop and operate a business that has an inclusive and diverse culture (see page 53). 24.7 24.3 24.6 19/20 18/19 17/18 Contribution of our corporate 73 We use the London Benchmarking Group measurement framework to provide an overall responsibility work (£m) community investment figure which includes education (but excludes investment in Working with communities is important for 54 university research projects). While we have no specific target, our overall aim is to ensure creating shared value. 47 we add value to society to enable communities to thrive. In the UK, the overall contribution of our activities was valued at nearly £39 million. In the US, our contribution was just over £7.5 million. This gives us a combined Group-wide contribution of nearly £47 million. This was lower than prior years because some events were cancelled due to COVID-19. 19/20 18/19 17/18 Education, skills and capabilities 53,226 We measure quality (>1 hour) interactions with young people on STEM subjects. In the UK, We support the development of young in 2019/20, we have had 1,707 quality interactions with young people on STEM subjects. 41,461 We had 51,519 interactions in the US. Overall we have seen a total of 53,226 interactions people’s skills and capabilities through 35,425 skills-sharing employee volunteering. In with young people on STEM, an increase of 11,765. particular, we focus on STEM subjects as these support our future talent recruitment and our desire to see young people gain meaningful employment. 19/20 18/19 17/18 7.0 6.9 Climate change - Scope 1 and 2 6.5 Our Scope 1 greenhouse gas emissions for 2019/20 equate to 3.9 million tonnes of carbon emissions dioxide equivalent (2018/19: 4.5 million tonnes) and our Scope 2 emissions (including This is a measure of our reduction of Scope 1 electricity line losses) equate to 2.6 million tonnes (2018/19: 2.5 million tonnes). This is a total of 6.5 million tonnes of carbon dioxide equivalent for Scope 1 and 2 emissions. and Scope 2 emissions of the six primary 70% Kyoto greenhouse gases. Our target is to 68% 68% These figures include line losses and are equivalent to an intensity of around 447 tonnes reduce our greenhouse gas emissions by per £1 million of revenue (2018/19: 469 tonnes). 80% by 2030, 90% by 2040 and net zero by 2050, compared with our 1990 emissions Our Scope 3 emissions for 2019/20 were 29.8 million tonnes (2018/19: 32.3 million tonnes). of 21.6 million tonnes. The percentages in the adjacent chart reflect a reduction in our Our global underlying energy use is 28,223 GWh where the UK and US are responsible for emissions from a 1990 baseline. 19/20 18/19 17/18 8,112 GWh and 20,111 GWh respectively. This includes gas and electricity network losses and fuel used for US power generation. We seek to continuously improve our environmental performance, in instances We measure and report in accordance with the World Resources Institute and World going beyond regulatory requirements, Business Council on Sustainable Development Greenhouse Gas Protocol. 100% of our through implementation of our ISO 14001- Scope 1, 2 and 3 emissions, are independently assured against ISO 14065 Greenhouse certified Environmental Management System Gas assurance protocol. This data complies with the UK government’s Streamlined Energy and Environmental Sustainability Standard. and Carbon Reporting (SECR) requirements and is our first disclosure to comply with SECR. Further reading You can read more about the Task Force on Climate-related Financial Disclosures and our wider sustainability activities and performance on pages 57 – 62. 20

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Innovation Our innovation activities are focused In our US gas businesses, our innovation continues to prioritise increasing public safety, protecting our workforce, reducing the cost on future-proofing the business for our of the work we perform and reducing our impact on the environment. customers as the energy landscape For example, we are testing robotics to enhance existing pipelines and reduce gas emissions and have several programmes exploring the changes. Collaboration is a key part introduction of renewable natural gas and alternative low-carbon of our approach to innovation. heating solutions for our customers. National Grid Partners Innovation in our UK principal operations NGP, our dedicated corporate innovation and investment function, has had a strong second year of operation delivering value to the Group. In Our commitment to net zero continues to shape our innovation strategy. 2019, we established and built our central disruptive innovation capability Our innovation portfolio enables us to identify and target carbon savings while continuing to make strategic investments in our incubation and for our own operations and we are also developing innovation projects to corporate venture capital portfolios. NGP also expanded its programming ensure we are prepared and play a pivotal role in the decarbonisation of to include culture and entrepreneurial programming and founded a global energy for power and heat, transport and industry. We also search for utility council branded as the ‘Next Grid Alliance’ to encourage collaboration new technologies and techniques to improve the way we work. within our peer group on solutions for the industry. This forum of peers allows National Grid to tap into the wealth of innovation and investment We place a high value on collaboration to inform, generate ideas and learnings from across the industry and share our own best practices. solve the challenges we see ahead of us. We work in collaboration with technical organisations, academia and suppliers in the energy sector Our investment portfolio includes direct investments in seventeen start-up that align with our goals and objectives. companies and four venture funds to date with a fair value of £134m at 31 March 2020. The venture fund investments are focused on expanding The ESO has been innovating to ensure we continue to provide secure, access to start-ups in key innovation regions including Israel and the affordable and sustainable supplies of energy in a fast-changing world. United Kingdom. We also successfully exited our positions in Pixeom Our innovation programme is used to learn and then accelerate market and Aporeto during 2019, providing financial returns from those investments. development. The year ahead will see even more projects generated by the ESO, including the world’s first Black Start from Distributed Energy NGP’s investments provide valuable insights, collaborations and Resources (DERs). This is a £10 million Network Innovation Competition deployment opportunities that strengthen and future-proof our core (NIC) project with SP Energy Networks. It will develop and demonstrate business activities. For example, we have deployed cyber detection and coordination of DERs to provide a safe and effective Black Start service response solutions from Dragos, asset management decision software and lower cost to consumers. from Copperleaf, and demand response management services from Autogrid. Several portfolio companies are in pilot on areas such as gas The UK electricity transmission network is continuing with innovation infrastructure risk prevention and manhole explosion prevention. investments. We are focused on reducing our carbon footprint from our construction activities and seeking ways to reduce the greenhouse gas In April 2019, we created a central innovation team, targeting disruptive impact from gas-insulated assets. We have engaged extensively with innovations and introduced design thinking, agile delivery, and lean regional stakeholders in our Zero 2050 South Wales project to better start-up methods to our organisation. While in its infancy the team understand the changes in decarbonising society and our role as a has explored innovation opportunities in collaboration with our core transmission business as our energy landscape evolves. We have made businesses with several projects progressing into prototype stages progress in the construction of our transmission accelerator at Deeside, during 2020. This organisation is also tasked with creating centralised recognising the need to test and adopt new technologies faster, and we innovation reporting to allow National Grid to track the value created continue to research technologies to enhance our cyber security and through its sustaining innovation efforts across the Group. further digitise our grid infrastructure. NGP has launched a series of initiatives designed to provide our employees Similarly, our UK gas transmission business has led our research to better with the types of experiences to further foster an entrepreneurial culture understand the role of transitioning to a hydrogen future. Our Hydrogen and skill set. These activities include an apprenticeship programme, Portfolio of projects aims to identify the opportunities and potential entrepreneur-led speaker series, employee immersions and sprints in challenges to hydrogen injection into the National Transmission System Silicon Valley, and secondments and advisory board positions within (NTS). Working in collaboration with industry we aim to fill the gaps in the NGP’s portfolio. These initiatives aim to provide strong training and vision for a national hydrogen deployment. The portfolio includes safety retention programmes to develop the next generation of entrepreneurial and integrity reviews, demonstrating how existing networks can leaders within the Group. transition from gas to hydrogen. NGP has delivered strategic and financial value to the core businesses Additionally in the UK, NGV has been active in establishing consortia and looks forward to delivering on our mandate to invest in valuable to better integrate offshore renewables, and to commercially deploy start-ups, to tackle innovation and business development projects that hydrogen and Carbon Capture and Storage technologies targeting can improve our business, and to act as a catalyst for change across industrial decarbonisation in the Humber and London regions. the broader Group. Innovation in our US principal operations More details can be found at www.ngpartners.com including details of each Similar to the UK, our US innovation approach is designed to enable our of our portfolio investments. networks and customer services to adapt to a low-carbon, distributed and digitised future. We focus innovation and Research and Development Further reading (R&D) on the advancement of products, systems and work methods that Further details about our R&D and innovation activities can be found in prepare the way for more efficient and safer networks that further Additional Information on pages 237 – 239. proliferate the integration of renewables. In Massachusetts, we continue to explore how best to integrate solar energy, storage and electric vehicle charging into the distribution network. Our Solar Phase III programme comprises an additional 14 MW of photovoltaics (PV) and 5.8 MW of energy storage. The aim is to analyse the impact of future high levels of distributed renewables on distribution systems and in this stage the programme will also test the economic and technical benefits of localised balancing from energy storage. Several New York Reforming the Energy Vision (REV) pilots are also underway, testing market solutions in support of Distribution System Operation (DSO) developments, smart city opportunities and renewable heating technologies. These projects are providing the knowledge and experience to evolve our systems for the grid of the future. 21

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Internal control and risk management The Board is committed to protecting and Continuous cycle to identify and manage emerging risks: enhancing our reputation and assets, while safeguarding the interests of our shareholders. 1 2 3 Managing our risks National Grid is exposed to a variety of uncertainties that could have External Criteria Scenario Analysis Source and a material adverse effect on the Group’s financial condition, our • Determine priority • Perform scenario Accountability operational results, our reputation and the value of our shares. indicators analysis on • Determine what • Update watch list emerging risks areas of the organisation are The Board oversees the Company’s risk management and internal of emerging risks • Assess cumulative impact of risk impacted by control systems. As part of this role, the Board sets and monitors the emerging risks amount of risk the Company is prepared to seek or accept in pursuing clusters • Identify gaps in • Assign our strategic objectives – our risk appetite. The Board assesses the accountability Company’s principal risks and monitors the risk management process capability to manage/monitor for monitoring and through risk review and challenge sessions twice a year. risks reporting these emerging risks Risk management process Overall risk strategy, policy and process are set at Group level with implementation owned by the business. Our enterprise risk management 5 4 process provides a framework through which we can consistently identify, assess, prioritise, manage, monitor and report risks. The Prioritise Identification process is designed to support the delivery of our vision, strategy and • Preliminary • External vs. business model as described on pages 2 – 7. assessment internal analysis • Velocity of onset • Periodic vs. Our corporate risk profile contains the principal risks that the Board and time frame continuous considers to be the main uncertainties currently facing the Group as occurrence assessment we endeavour to achieve our strategic objectives. These top risks are agreed through discussions about the Group’s risk profile with the Executive Committee and the Board. The risks are reported and Changes during the year debated with the Executive Committee and the Board every six months. The Company’s risk profile has been developed drawing upon the most significant risks across our business profiles. With the addition When determining what our principal risks should be, a broad range of principal risks addressing climate change and our response to the of factors are considered. We test principal risks annually to establish COVID-19 pandemic, 10 principal risks are now carried at Executive their impact on the Group’s ability to continue operating and to meet its Committee and Board level as detailed below. All of our principal risks liabilities over the assessment period. We test the impact of these risks were reviewed at least twice across the year, including Key Risk Indicators on a reasonable worst-case basis, alone and in clusters, over a five-year (KRIs), developed last year to help embed the risk appetite framework assessment period. This work informs our viability statement (see pages in the business and enhance the monitoring and mitigation of risks. 26 – 27). The five-year period was carefully considered in light of the current COVID‑19 pandemic. The Board considered, with appropriate Principal risks assumptions, that this period remained appropriate for our stable In 2019/20, we reviewed our assessment of the potential threats, regulated business model. The Board, Executive Committee and other opportunities and impacts from climate change. This included the leadership teams discuss the results of the annual principal risk testing impact of both our operations on climate change and of climate change at the end of the year. on our operations, as well as the transitional risk during the journey to a net zero economy in developing a new climate change principal risk Top-down, bottom-up assessment (see case study on page 23). Risk management activities take place through all levels of our organisation. Through a ‘top-down, bottom-up’ approach, all business Since the onset of the COVID-19 pandemic, we have continually areas identify the main risks to our business model and our business assessed its impact on our workforce, finances and all aspects of our objectives. Each risk is assessed by considering the financial, operations, including the impact on the Electricity System Operator on operational and reputational impacts, and how likely the risk is to managing the rapid decrease in energy demand across all UK networks, materialise. The business area identifies and implements actions to with regular reports provided to the Board. The Board has agreed that a manage and monitor the risks. These are collated and reported at new principal risk is included (see page 25). A negative outcome from functional and regional levels on a regular cadence. The most RIIO-2 and the continuing possibility of a hard Brexit remain our most significant risks for the UK, US and NGV businesses are highlighted important emerging threats in the UK business. However, the Board in regional risk profiles and reported to the Executive Committee and considers, after testing with management, that these events do not need the Board through a formal process twice a year. Additionally, the to be classified as principal risks as they are well covered below this level Executive Committee and the Board may also identify and assess of risk and are regularly reviewed by the Directors. other principal risks. These risks and any associated management actions are cascaded through the organisation as appropriate. More recently, political escalations have been considered as a threat against the Company’s ability to operate in New York. Following the failure to obtain necessary permits to build a new pipeline, and the Emerging risks Company’s associated decision to enact a moratorium, various actions We have an established process to identify and monitor emerging risks, have been taken to address the threat of loss of licence in New York. which is designed to provide sufficient warning of concerns which may During November 2019, a settlement was agreed to immediately resume impact the business. The process is designed to ensure adequate steps connecting gas services in Brooklyn, Queens and Long Island for are taken to prevent the occurrence or manage the impact of surprises. applications that had been put on hold. A total of $36 million in customer assistance, gas conservation measures and clean energy investments The Enterprise Risk Management (ERM) process monitors management has been committed by the Company along with the appointment of an information from a wide variety of sources to take into account external monitor and the requirement to deliver a plan to address service consideration of emerging risks. This includes: to customers through winter 2020/21. The settlement agreement also • Top-down analysis which is performed through the annual risk provides a framework for identifying longer-term solutions to address management process of broad thinking to consider the biggest the supply constraints in downstate New York. In considering this impacts for the Company. emerging threat, we have supported the Company’s other jurisdictions to take into consideration the possibility of New York governmental • Facilitation of risk discussions across our various businesses. Most decisions influencing other states in the area. Both our Rhode Island importantly, we review various sources of management information, and Massachusetts businesses have been working to lay solid internal and external factors to identify potential emerging risks. foundations regarding clean energy strategies, investments and close • Monitoring the external market to consider other emerging risks monitoring of pipeline operations to help address these issues. within the regions we operate in. The following diagram shows our approach and inputs used to analyse the emerging risks. 22

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Internal control and risk management Case study on climate change moving from an emerging risk to a principal risk Our risk registers typically include risks likely to manifest within the short to medium, rather than longer term. In the case of climate change, weather-related event risks previously featured, as did transition risks associated with the decarbonisation of heat and electricity and these were included as a threat in several of our existing principal risks (e.g. energy interruption, disruptive forces). Over the last 12 to 18 months, facilitated workshops were held with each of the core businesses to ensure completeness of risk capture specifically relating to climate change and our net zero commitment, considering both physical and transitional risks. Consideration was given to whether the individual or combined risks arising from increased variability in temperature, and/or greater wear and tear on assets under more extreme weather conditions such as flooding and higher temperatures, should feature more prominently. This was especially pertinent in the light of updates in climate science, observations of the changing weather such as increased intensity and frequency of storms on the US east coast, and wildfire ferocity in locations such as South America, California and Australia. We also understand the growing urgency to find a solution to decarbonise heat and the future of gas in a way that is fair, affordable and not overly disruptive to consumers. As a result, a recommendation to develop a bespoke climate change risk was considered by the Executive Committee and Board, and discussed with US, UK and NGV executives and subject matter experts. The addition of a bespoke climate change principal risk was finalised in autumn 2019. Our principal risks and uncertainties Accepting that it is not possible to identify, anticipate or eliminate every risk that may arise, and that risk is an inherent part of doing business, our risk management process aims to provide reasonable assurance that we understand, monitor and manage the main uncertainties that we face in delivering our objectives. This aim includes considering inherent risks, which in turn exist because of the nature of day-to-day operations in our industry, and financial risks, which exist because of our financing activities. Our principal risks, and a summary of actions taken by management, are provided in the table below. We have provided an overview of the key inherent risks we face on pages 227 – 230, as well as our key financial risks, which are incorporated within note 32 to our consolidated financial statements on pages 182 – 194. Risk trends reported below take into account controls, any additional mitigation actions and may be influenced by internal or external developments. People risks It is through the high-quality work of our employees that we will achieve our vision, respond to the changing needs of our stakeholders and create a competitive advantage. Building and fostering an engaged and talented team that has the knowledge, training, skills and experience to deliver our strategic objectives is vital to our success. We must attract, integrate and retain the talent we need at all levels of the business. Risks Actions taken by management Failure to build sufficient capability and leadership We have embedded strategic workforce planning in our US and UK organisations. This process helps to capacity (including effective succession planning) effectively inform financial and business planning, as well as human resourcing needs. required to deliver our vision and strategy. Our entry-level talent development schemes (graduate training and apprenticeships) are a potential source of competitive advantage in the market place. We are involved in a number of initiatives to help secure the future engineering talent we require, including the UK annual residential work experience week and the *Risk trend: Neutral (18/19 Neutral) US Pipeline and Graduate Development Programmes. *Risk trends are assessed to include any external factors We also continue to develop the rigour of our succession planning and development planning process, outside our control as well as the strength and particularly at senior levels. It is now being applied deeper into the organisation as well as continued effectiveness of our controls and additional mitigations as attention in relation to the ethnic diversity of both our management and field force population. reviewed by management up to 31 March 2020. There are multiple activities underway to drive this agenda, including ‘neutral’ talent and selection processes, development interventions and a global review of our inclusion and diversity strategy and resources. During the year, in the UK, a three-year labour agreement was reached with our trade unions, introducing revised terms and conditions. Financial risks While all risks have a financial liability, financial risks are those which relate to financial controls and performance. Financial risk management is a critical process used to make investment decisions and aims to maximise investment returns and earnings for a given level of risk. Our key financial risks are described in note 32 to our financial statements on pages 182 – 194. 23

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Internal control and risk management continued Strategic and regulatory risks Strategic risk is the risk of failing to achieve the Company’s overall strategic business plans and objectives, as well as failing to have the ‘right’ strategic plan. We voluntarily accept some risk so we can generate the desired returns from our strategy. Management of strategic risks focuses on reducing the probability that the assumed risk would materialise, while improving the Company’s ability to effectively respond to the risk should it occur. The risk owners, executive leaders, and their teams develop and monitor actions to control the risks. These risks link to our strategic priorities of ‘Grow our core business’ and ‘Evolve for the future’. The political climate and policy decisions of our regulators in 2019/20 were key considerations in assessing our risks. As referred to above, the new climate change related risk is classed as a strategic and regulatory risk but is also an operational risk, in particular as regards weather-related events in the northeastern US (where storm planning and preparation are key to what we do), flood defence in both the UK (where flood resilience works are being developed) and the US (where flood contingency plans are in place) and the investigation of the impact of rising temperatures and widening temperature ranges on the performance and operation of our networks. Risks Actions taken by management Failure to identify and/or deliver upon actions Putting in place measures to develop: necessary to ensure our business model, strategy, • evolution of our environmental sustainability metrics to better reflect our strategy, measure our impact asset management and operations respond to and track our progress; the physical and transitional impacts of climate change and demonstrate our leadership of climate • organisational design changes appropriate to meet this challenge with a single point of contact for all change within the energy sector. climate change actions and activities; • approval of a revised environmental sustainability strategy, including our strategy for heating and gas, with granular actions identified to achieve net zero; and • working with regulators and industry parties in the UK and the US on the future of heat and the role *Risk trend: Increasing of gas in the long term. (New Principal Risk) Note that a number of the above measures also address the physical impacts of climate change on *Risk trends are assessed to include any external factors our operations. outside our control as well as the strength and effectiveness of our controls and additional mitigations as reviewed by management up to 31 March 2020. We have committed to full compliance with the Task Force on Climate-related Financial Disclosures (TCFD) requirements including physical and transitional scenario analysis (see pages 57 – 62). Ongoing work to address transition risks and opportunities includes: • ensuring our electricity network is reliable and able to actively support and contribute to a future where renewables and intermittency of supply are increasing; • supporting the charging infrastructure required for increased use of electric vehicles; • promoting energy efficiency programmes for customers in the US; • facilitating decarbonisation in the US and UK including zero carbon operation of the GB electricity system through ESO in the UK; and • continuing work on programmes to develop skills in our current and future workforce. Failure to influence future energy policy and secure In both the UK and the US, we strive to maintain a good understanding of the regulatory agenda and satisfactory regulatory agreements. emerging issues, so that robust, public interest aligned responses can be selected and developed in good time. Our reputation as a competent operator of important national infrastructure is critical to our ability to do this. We have plans and governance structures in place to address specific issues such as RIIO-2 and US rate case filings. Risk trend: Increasing due to energy regulatory environment Ongoing work to support our regulatory relationships includes: (18/19 Increasing Risk) • our internal teams focused on messaging around gas capacity, large-scale renewables, utilities of the future and electric vehicles; • establishment of US and UK Regulatory Steering Committees; and • increased focus on understanding the needs and expectations of all our stakeholders through regulatory relationship surveys, investor surveys and review of media sentiment. Failure to respond to shifts in societal and political Processes and resources are in place to review, monitor and influence perceptions of our business and expectations and perceptions leads to threats to our reputation by: the Company’s licence to operate and ability to • enhancing and consolidating our digital roadmap and social channels; achieve its objectives. • developing an internal forum to increase management of stakeholder and media reputational issues; • delivering on our commitment to be a responsible business (see pages 48 – 56); • implementing campaigns to recruit for the future – e.g. ‘the job that can’t wait’, (see page 1); and Risk trend: Increasing due to current political environment • promoting partnerships and discussions of decarbonisation across the jurisdictions where we operate. (18/19 Increasing Risk) These processes, along with twice-yearly Board strategy discussions, are reviewed regularly to ensure they continue to support our short- and long-term strategy. We regularly monitor and analyse market conditions, competitors and their potential. Failure to adequately anticipate and minimise the NGP, our central innovation function, is developing our strategy with regards to new technology and adverse impact from disruptive forces such as monitoring disruptive technology and business model trends, acting as a bridge for emerging technology technology and innovation on our business model. into the core regulated businesses and business development teams. In addition, NGP is investing in emerging start-up companies and in venture funds and the NGV function will further the focus on new strategies, business development and technology and innovation. Risk trend: Neutral (18/19 Neutral) 24

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Internal control and risk management Operational risks Operational risks relate to the losses resulting from inadequate or failed internal processes, people and systems, or due to external events. These risks normally fall within our low-risk appetite level as there is no strategic benefit from accepting the risk, as it will not be in line with our vision and values. Our operational principal risks have a low likelihood of occurring. However, should an event occur, without effective prevention or mitigation controls, it would be likely to have a high level of impact. The risk owners, executive leaders, and their teams develop and monitor actions to control the risks. Operational risks are managed through policy, standards, procedure-based controls, active prevention and monitoring. The operational risks link to our strategic priority to ‘Optimise Performance’. Principal risk assessment includes reasonable worst-case scenario testing i.e. gas transmission pipeline failure, loss of licence to operate, cyber security attack – and the financial and reputational impact should a single risk or multiple risks materialise. Risks Actions taken by management Failure to prepare and respond to significant The COVID‑19 pandemic impacts multiple areas of our business, therefore our response to this risk disruptive factors caused by the COVID-19 involves a comprehensive plan, to support the safety of our workforce and customers, that is frequently pandemic because of poor development and revised and adjusted due to the dynamic profile of this risk. This includes: execution of our response plans resulting in an • people: monitoring of absence and wellbeing, and monitoring of current working practices; employee impact on our ability to maintain our networks, 360 degree communications planning; provide service, support our people and meet our liquidity/financial targets, as well as reputational • operations: prioritisation of critical processes, sequestering of essential staff and redeployment of and regulatory obligations. workforce, assessment of our supply chain resilience and analysis of network availability and reliability; • stakeholders: frequent engagement with internal and external stakeholders, including customers, shareholders and regulators; • safety procedures: customer and workforce engagement for essential repairs, monitoring of agreed *Risk trend: Increasing regulatory deviations; and (New Principal Risk) • finance: monitoring of cash flow levels, review and where necessary suspension of customer collection *Risk trend for COVID-19 was assessed outside our standard arrangements; access to short and long-term debt facilities. assessment period due to the risk being added as a principal risk after 31 March 2020. Catastrophic cyber security incident caused by We continue to commit significant resources and financial investment to maintain the integrity and security the abuse of digital systems leading to the loss of of our systems and our data by continually investing in strategies that are commensurate with the confidentiality, availability and integrity. changing nature of the security landscape. This includes: • collaborative working with UK and US government agencies including the Department for Business, Energy and Industrial Strategy (BEIS), the Centre for Protection of National Infrastructure (CPNI) and the Department for Homeland Security on key cyber risks; Risk trend: Increasing due to the dynamic nature of the cyber • development of an enhanced critical national infrastructure security strategy; security threat • our involvement in the US with developing the National Institute of Standards and Technology (18/19 Increasing Risk) Cyberspace Security Framework; • awareness, training and self-assessments; and • cyber response incident procedures and contingency planning. Catastrophic asset failure results in a significant This year, we continued to focus on risk mitigation actions designed to reduce the risk and help meet our safety and/or environmental event. business objectives. We incorporated monitoring action status into various business processes and senior leadership including: • putting a Group-wide process safety management system in place to make sure a robust and consistent framework of risk management exists across our higher hazard asset portfolio, with Risk trend: Neutral safety‑critical assets clearly identified on the asset register; (18/19 Neutral) • implementing asset management and data management standards with supporting guidelines to provide clarity around what is expected, with a strong focus on what we need in place to keep us safe, secure and legally compliant; and • in support of this, we developed a capability framework to make sure our workforce have the appropriate skills and expertise to meet the performance requirements in these standards. Failure to predict and respond to a significant We continue to apply a holistic approach encompassing preventative and mitigating actions including disruption of energy that adversely affects our pre-emptive measures to maintain network reliability such as: customers and/or the public. • flood contingency plans for substations; • system operator supply and demand forecasting; • our UK GT Winter Preparedness Plan; Risk trend: Increasing • US gas mains replacement programmes; (18/19 Neutral) • US storm hardening programme; and • diversity of suppliers in our US gas procurement. Should energy flow disruptions occur: • business continuity and emergency plans are in place and practised, including Black Start testing; and • critical spares are maintained to ensure we can quickly and effectively respond to a variety of incidents – storms, physical and cyber-related attacks, environmental incidents and asset failures. The ESO considered the significant impact on the UK power networks on responding to the unprecedented decrease in energy consumption and demand during the COVID-19 restrictions. Failure to adequately identify, collect, use and keep Controls for our IT processes have been redefined and are aligned to the National Institute of Standards private the physical and digital data required to and Technology (US) and the Network Information and System Regulations (UK). support the Company’s operations and future growth. We continue to progress and improve our data management processes including: • implementation of our data and other related business management standards; Risk trend: Decreasing • data governance councils for UK and US regions; and (18/19 Decreasing Risk) • increased levels of data leadership and capability with the recruitment of a Chief Data Officer and establishment of an associated function. 25

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Viability statement The Board’s consideration of the longer-term viability of the Company The following factors have been taken into account in making this decision: is an extension of our business planning process. The process includes • we have reasonable clarity over a five-year period, allowing an financial forecasting, a robust risk management assessment, regular appropriate assessment of our principal risks to be made; budget reviews as well as scenario planning incorporating industry • in order to test the five-year period, the Board considered whether trends, considering any emerging issues and economic conditions. there are specific, foreseeable risk events relating to the principal Our business strategy aims to enhance our long-term prospects by risks that are likely to materialise within a five to ten-year period, and making sure our operations and finances are sustainable. which might be substantial enough to affect the Company’s viability and therefore should be taken into account when setting the Utilising our established top-down/bottom-up risk management assessment period; and process, the principal risks facing the Company as described on pages 23 – 25 are identified, monitored and challenged. Over the course of the • each principal risk was considered for inclusion within the testing and, year, the Board has considered the principal risks shown in the table where appropriate, a reasonable worst-case scenario was identified below in detail. The Board considered the preventative and mitigating and assessed for impacts on operations and/or financial performance controls and risk management actions in place and discussed the over the five-year assessment time period as detailed below. potential financial and reputational impact of the principal risks against our ability to deliver the Company’s business plan. These factors were In addition to testing individual principal risks, the impact of a cluster also carefully reassessed in light of the COVID-19 factors. of the principal risks materialising over the assessment period was also considered. COVID-19 and our management of the issues the The assessment of the potential impact of our principal risks on the business faces during the pandemic, was also noted as an emerging longer-term viability of the Company tests the significant solvency and risk that resulted in the addition of a new principal risk. Recent external liquidity risks involved in delivering our business objectives and priorities. developments such as the Northeast Supply Enhancement (NESE) After careful consideration of the uncertain and dynamic COVID‑19 Pipeline and events in the downstate NY gas business regarding National events, including reviewing the fast-changing external factors and Grid’s licence and the ability to provide continuing supply to our customers their cumulative impact in the medium and long term, and other were also considered along with the ongoing regulatory environment in considerations including: our long-term business model, high-quality, our operating jurisdictions. We also carefully considered the impact of long-term assets and stable regulatory arrangements; the Board’s our response to COVID-19 on our business plans and financial models. stewardship responsibilities; and the Company’s ability to model a range In the opinion of the Board, the reasonable worst‑case scenarios of severe but plausible reasonable worst-case scenarios, the Board represent the estimated cumulative impact with principal risk clusters. concluded that it remains appropriate to consider a five-year timeframe over which we should assess the long-term viability of the Company. The reputational and financial impacts for each scenario were considered (to the nearest £500 million). The principal risk relating to leadership capacity was not tested as the Board did not feel this would threaten the viability of the Company within the five-year assessment Operational impacts period. Further, considering the breadth of ramifications COVID-19 may have across different areas of the Company and its consequential power Scenario 1 – A significant cyber-attack. to exacerbate the negative consequences of other principal risks, any potential undesired outcome of COVID-19 was considered in Scenario 2 – Significant supply disruption event occurring in the aggregation with other principal risks in the scenarios. US leading to loss of licence. The Board assessed our reputational and financial headroom and Scenario 3 – A catastrophic gas pipeline failure in the US. reviewed principal risk testing results against that headroom. The testing of risk groups and clusters also included an assessment of the impact Scenario 4 – Emerging technology leads to significant numbers of upon the business plan, as adjusted for expected impacts of COVID-19. people going ‘off grid’. No principal risk or cluster of principal risks was found to have an impact on the viability of the Company over the five-year assessment period. Scenario 5 – Significant physical damage due to climate change Preventative and mitigating controls in place to minimise the likelihood of events in the US and the UK along with reputational damage occurrence and/or financial and reputational impact are contained within through failure to adjust our business model to meet customer our assurance system. expectations. In assessing the impact of the principal risks on the Company, including Performance impacts our two new principal risks of Climate Change and Response to Scenario 6 – The breach of personal data information. COVID-19, the Board has considered the fact that we operate in stable markets and the robust financial position of the Group, including the Scenario 7 – The result of a ‘Hard Brexit’ in the UK. ability to sell assets, raise capital and suspend or reduce the payment of dividends. It has also considered Ofgem’s legal duty to have regard to Scenario 8 – A poor outcome to RIIO-2 negotiations. the need to fund the licensed activities of National Grid Gas plc, National Grid Electricity System Operator Limited and National Grid Electricity Cluster impacts Transmission plc. Scenario 9 – A significant supply disruption event in the US leading to loss of licence coupled with a ‘Hard Brexit’ and challenging Each Director was satisfied that they had sufficient information to judge RIIO-2 results in the UK. the viability of the Company. Based on the assessment described above and on pages 22 – 25 the Directors have a reasonable expectation that Scenario 10 – Failure to adequately respond to the COVID-19 the Company will be able to continue operating and meet its liabilities pandemic including triggering a gas pipeline failure and supply over the period to May 2025. disruption in the US leading to loss of licence coupled with challenging RIIO-2 results in the UK. 26

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Viability statement Principal risk Viability scenario Matters considered by the Board Major cyber security breach Scenario 1 – A significant cyber attack. The Board received updates on cyber security in: of business, operational • March 2019; technology and/or CNI systems/data. • July 2019; • December 2019; and • March 2020. Failure to predict and respond Scenario 2 – An extended outage in the US. Two Board Strategy sessions held during the year: to a significant disruption of • bi-annual overviews; energy that adversely affects Included in the cluster testing of Scenario 9 our customers and/or and 10. • review of the gas business strategies; the public. • external reviews of operational issues within the US gas business; and • review of the sequence of events on Friday 9 August. Catastrophic asset failure Scenario 3 – A gas transmission pipeline • the Board reviews the current safety performance of the Company at resulting in a significant safety failure in the US. each meeting; and/or environmental event. • safety is a fundamental priority and is looked at in detail by the Safety, Included in the cluster testing of Scenario 10. Environment and Health Committee (SEH Committee) who have delegated authority from the Board; and • our Electricity and Gas Engineering Reports to the SEH Committee also provide progress updates on our asset management improvements. Failure to adequately identify, Scenario 5 – The breach of personal • annual updates on the Company’s information systems. collect, use and keep private data information. the physical and digital data required to support Company operations and future growth. Failure to build sufficient N/A • bi-annual updates on people matters; leadership capability and • considered capabilities to support the delivery of strategic priorities; capacity (including succession and planning) required to deliver our vision and strategy. • Nominations Committee: considers the structure, size and composition of the Board and committees and succession planning. It identifies and proposes individuals to be Directors and establishes the criteria for any new position. Failure to deliver any Scenario 6 – The state ownership of The Board received updates and reviews of: customer, investor and wider the energy sector in the UK. • the impact of Hard Brexit and access to the Internal Energy Market; stakeholder propositions due to increased political • proposed response to the Labour Party’s proposal to nationalise and economic uncertainty. UK’s assets; • implementation of measures to strengthen ability to obtain fair price for UK assets if potential threat of state ownership materialised; and • UK and US regulatory strategies. Failure to influence Scenario 7 – A poor outcome of The Board received updates and reviews of: future energy policy and RIIO‑2 negotiations. • US regulatory strategy; secure satisfactory regulatory agreements. Included in the cluster testing of Scenario 9 • UK regulatory strategy; and 10. • UK ESO regulatory strategy; • key regulatory policy issues for 2019/20; and • RIIO-2. Failure to respond to the Scenario 4 – Emerging technology leading to • bi-annual updates from National Grid Partners; and asset failure resulting in a significant numbers of people going ‘off grid’. • during the year, Board strategy sessions considered digital strategy significant safety and/or as well as technology and innovation. environmental event. Failure to respond to Included in the cluster testing of Scenario 9 • Board briefings including a weekly update from the CEO and CFO on disruptive factors caused and 10. our crisis management response; by the COVID-19 pandemic • COVID-19 updates on operational issues, people absences and resulting in an impact on our wellbeing to the Board; and Finance Committee consideration networks, our people and of liquidity; our financial targets. • review of our Business Continuity Planning response and effectiveness of the Crisis Management controls to the SEH Committee; and • briefings from the CFO and finance team on possible financial impacts including a range of scenario modelling and planning. Failure to respond to physical N/A • Board briefings reviewing our sustainability metrics to reflect and and transitional impacts of track our impact and progress; and climate change and • disclosures with the TCFD including physical and transitional demonstrate our leadership scenario analysis. within the energy sector. 27

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Financial review Summary of Group financial performance   Summary of Group financial performance for the year ended Performance management framework  31 March 2020 In managing the business, we focus on various non-IFRS measures Financial summary for continuing operations which provide meaningful comparisons of performance between years, monitor the strength of the Group’s balance sheet as well as profitability and reflect the Group’s regulatory economic arrangements. Such £m 2019/20 2018/19 Change alternative and regulatory performance measures are supplementary to, Statutory results: and should not be regarded as a substitute for, IFRS measures, which we refer to as statutory results. We explain the basis of these measures Operating profit 2,780 2,870 (3)% and, where practicable, reconcile these to statutory results in ‘Other unaudited financial information’ on pages 240 – 249.   Profit after tax 1,274 1,502 (15)% Earnings per share (pence) 36.8p 44.3p (17)% Specifically, we measure the financial performance of the Group from different perspectives:  Dividend per share (pence), including proposed final dividend 48.57p 47.34p 3% • Capital investment and asset growth: Currently we expect to invest Capital expenditure 5,079 4,321 18% c. £5 billion per year.   Alternative performance • Accounting profit: In addition to statutory IFRS measures we measures: distinguish between adjusted results, which exclude exceptional items and remeasurements, and underlying results, which further Underlying operating profit 3,454 3,427 1% take account of: (i) volumetric and other revenue timing differences Underlying profit after tax 2,015 1,998 1% arising from our regulatory contracts, and (ii) major storm costs, which are recoverable in future periods, neither of which give rise Adjusted earnings per share (pence) 55.2p 59.0p (6)% to economic gains or losses. In doing so, we intend to make the Underlying earnings per share (pence) 58.2p 58.9p (1)% impact of such items clear to users of the financial information in this Annual Report.  Underlying dividend cover 1.2 1.2 – • Economic profit: Measures such as Return on Equity and Value Capital investment 5,405 4,506 20% Added take account of the regulated value of our assets and of our regulatory economic arrangements to illustrate the returns Retained cash flow/adjusted net debt 9.2% 9.4% 20bps generated on shareholder equity.   Regulatory performance • Balance sheet strength: Maintaining a strong investment grade measures: credit rating allows us to finance our growth ambitions at a competitive rate. Hence, we monitor credit metrics used by the Asset growth 9.0% 7.2% 180bps major rating agencies to ensure we are generating sufficient cash Group Return on Equity 11.7% 11.8% (10)bps flow to service our debts.  Value Added 2,040 2,071 (1)% This balanced range of measures of financial well-being informs our Regulatory gearing 63% 66% (300)bps dividend policy, which is to grow the dividend per share at least in line with UK Retail Price Index inflation for the foreseeable future.  We explain the basis of these alternative performance measures and regulatory performance measures and, where practicable, reconcile them to statutory results on pages 240 – 249. Initial assessment of the potential impact of the COVID-19 pandemic on the Group’s position and results The Group’s statutory results for the year were adversely impacted by The COVID-19 pandemic has affected our reported results in the year. exceptional charges. The impact on statutory EPS as a result of these To date, we have experienced a more significant impact in our US charges is presented after each item. These included additional businesses than in our UK businesses, mainly due to our large US environmental provisions and a reduction in the discount rate applied customer base. The most significant impact on our results for 2019/20 to certain provisions across the Group (8.6p)and a deferred tax charge is the increase in the bad debt charge, which rose from £181 million last due to the reversal of the expected reduction in the UK corporation year to £234 million this year for the Group as a whole, and increased in tax rate originally enacted by the Finance Act 2016 (5.6p). Last year’s the US from £146 million last year to £231 million this year. The increase statutory results were adversely impacted by exceptional charges in the US charge reflects the impact of moratoriums in response to incurred in respect of the Massachusetts Gas labour dispute (6.2p), regulatory instructions as requested by regulatory authorities in the US our UK and US cost efficiency and restructuring programme (4.7p) and states in which we operate, which restrict our ability to collect debts due. the impairment of development costs in respect of the termination of However, we remain committed to continuing to supply our customers the NuGen and Horizon nuclear connection projects (3.3p). and termination of customer connections has been cancelled. Statutory operating profit was also adversely impacted by commodity Additionally, in the US, lower gas volumes (reduced customer demand) remeasurement losses of £125 million in 2019/20 (2018/19: £52 million increased timing outflows in March 2020, with warm weather also a factor gains) from mark-to-market movements on derivatives which are used in this increase. In our UK Transmission businesses, the disruption has to hedge the cost of buying wholesale gas and electricity on behalf of resulted in a pause to some capex work and although some adaptations to our US customers. the new environment have been required, there has been no significant cost increase in 2019/20. COVID-19 has not caused a significant disruption to Underlying operating profit was up 1% as higher rate case revenues our NGV businesses. In total, other than the US bad debt charge, there has in our US Regulated businesses and lower operating costs more than been a relatively small impact on our underlying results for 2019/20 and offset higher deferrable storm costs, higher bad debts costs, increased incremental operating costs of around £10 million have been incurred as depreciation, the non-recurrence of favourable US legal settlements a direct consequence of the disruption caused by the pandemic. and sale of our Fulham property site in 2018/19. The combination of these factors was partly offset by higher net financing costs, driven by For 2020/21, we expect some continuing impact, driven largely by our the implementation of IFRS 16 and higher average net debt. Underlying US operations where we are expecting (i) higher levels of bad debt, profit after tax increased by 1% and, combined with a higher share (ii) additional direct COVID-19 costs, and (iii) deferral of rate increases. count, resulted in a 1% decrease in underlying EPS to 58.2p. However, given regulatory mechanisms and precedents, we expect to recover a large part of this. In the UK, we do expect to see some limited Capital investment of £5.4 billion increased our asset growth to 9%. cost impact from COVID-19. We are also currently working with regulators We delivered Value Added (our measure of economic profit) of £2.0 on support mechanisms for our customers, which may lead to cash flow billion in 2019/20, slightly lower than in 2018/19. Group RoE of 11.7% impacts in 2020/21, but we would ultimately expect to be recoverable. was comparable to 11.8% in 2018/19, reflecting the higher new rate Therefore whilst COVID-19 will impact earnings and cash flow in the short allowances in our US businesses, while 2018/19 benefited from the term, we currently anticipate limited economic impact longer term. Fulham sale and legal settlements. RCF/net debt at 9.2% remained However, there could be a range of impacts on cash flows and earnings, consistent with the Company’s strong investment grade credit rating. which could be different from our current assessment. The recommended full-year dividend per share of 48.57p is in line with policy and is covered 1.2 times by underlying EPS. 28

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Financial Review The adoption of IFRS 16 ‘Leases’ during the year increased our net debt by £474 million, with a corresponding increase in right-of-use assets recorded on the balance sheet. This standard has resulted in lower operating costs within our businesses, offset by a higher depreciation charge and a higher interest cost. Profitability and earnings The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions. Reconciliation of profit and earnings from continuing operations Operating profit   Profit after tax   Earnings per share   £m 2019/20 2018/19 Change 2019/20 2018/19 Change 2019/20 2018/19 Change Statutory results 2,780 2,870 (3)% 1,274 1,502 (15)% 36.8p 44.3p (17)% Exceptional items 402 624 491 480 14.2p 14.2p Remeasurements 125 (52) 148 19 4.2p 0.5p Adjusted results 3,307 3,442 (4)% 1,913 2,001 (4)% 55.2p 59.0p (6)% Timing 147 (108) 102 (72) 3.0p (2.1)p Major storm costs – 93 – 69 –p 2.0p Underlying results 3,454 3,427 1% 2,015 1,998 1% 58.2p 58.9p (1)% Exceptional income/(expense) from continuing operations Impact on   Impact on  Impact on  operating profit  profit after tax  EPS  £m 2019/20 2018/19 2019/20 2018/19 2019/20 2018/19 Changes in environmental provision (402) – (299) – (8.6)p – Massachusetts Gas labour dispute – (283) – (209) – (6.2)p UK and US cost efficiency and restructuring programme – (204) – (160) – (4.7)p Impairment of nuclear connections development costs – (137) – (111) – (3.3)p Deferred tax arising on the reversal of the reduction in UK corporation tax rate – – (192) – (5.6)p – Total (402) (624) (491) (480) (14.2)p (14.2)p This year we have classified the following items as exceptional: • Changes in environmental provisions: a £326 million net increase in the provision for estimated costs and cost sharing allocations borne by the Company associated with environmental clean-up related to former manufacturing gas plant facilities, formerly owned or operated by the Group or its predecessor companies and additionally, £76 million for the impact of a reduction of 0.5% in the real discount rate applied to the environmental provisions across the Group; and • Deferred tax arising on the reversal of the reduction in UK corporation tax rate: The Finance Act 2016 reduced the UK corporation tax rate to 17% with effect from April 2020. A £192 million deferred tax charge has been made, following the reversal of this legislation, which retains the UK corporation tax rate at 19%, resulting in an increase in deferred tax liabilities. In the prior year we classified the £283 million cost arising as a result of the Massachusetts Gas labour dispute as exceptional, along with the £204 million charge relating to the UK and US cost efficiency and restructuring programme and the £137 million impairment charge relating to nuclear connection development costs. We also exclude certain unrealised gains and losses on mark-to-market financial instruments from adjusted profit; see notes 5 and 6 to the financial statements for further information. Net remeasurement losses of £125 million on commodity contract derivatives were incurred in addition to net remeasurement losses of £64 million on financing-related instruments and a further £1 million of remeasurement losses related to our share of post-tax results of joint ventures. 29

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Financial review continued Timing over/(under-recoveries) UK Electricity Transmission In calculating underlying profit, we exclude regulatory revenue timing over- and under-recoveries and major storm costs. Under the Group’s regulatory £m 2019/20 2018/19 Change frameworks, most of the revenues we are allowed to collect each year are governed by regulatory price controls in the UK and rate plans in the US. Revenue 3,702 3,351 10% If more than this allowed level of revenue is collected, the balance must be Operating costs (2,386) (2,573) (7)% returned to customers in subsequent years; likewise, if less than this level of revenue is collected, the balance will be recovered from customers in Statutory operating profit 1,316 778 69% subsequent years. We also collect revenues from customers and pass Exceptional items 4 237 (98)% these on to third parties (e.g. NYSERDA). These variances between allowed and collected revenues and timing of revenue collections for pass-through Adjusted operating profit 1,320 1,015 30% costs give rise to over- and under-recoveries. Timing (146) 77 (290)% The following table summarises management’s estimates of such Underlying operating profit 1,174 1,092 8% amounts for the two years ended 31 March 2020. All amounts are Analysed as follows: shown on a pre-tax basis and, where appropriate, opening balances are restated for exchange adjustments and to correspond with Net revenue 2,174 1,954 11% subsequent regulatory filings and calculations. All amounts are translated at the current year average exchange rate of $1.29:£1. Regulated controllable costs (306) (332) (8)% Post-retirement benefits (48) (49) (2)% £m 2019/20 2018/19 Other operating costs (31) (65) (52)% Balance at start of year (restated) 403 301 Depreciation and amortisation (469) (493) (5)% In-year (under)/over-recovery (147) 111 Adjusted operating profit 1,320 1,015 30% Balance at end of year 256 412 Timing (146) 77 (290)% Timing over-recoveries of £146 million in UK Electricity Transmission Underlying operating profit 1,174 1,092 8% were more than offset by timing under-recoveries of £54 million in UK Gas Transmission and timing under-recoveries of £239 million in US Although we legally separated our NG ESO plc business from NGET plc Regulated in 2019/20. In calculating the post-tax effect of these timing during the year, we continue to report these two businesses in aggregate, recoveries, we impute a tax rate, based on the regional marginal tax within our UK Electricity Transmission segment. rates, consistent with the relative mix of UK and US balances. For the year ended 31 March 2020 this tax rate was 31%. UK Electricity Transmission statutory operating profit increased by £538 million in the year. In 2018/19, there were £137 million of exceptional Major storm costs costs related to the cancellation of nuclear connections (net of termination We also take account of the impact of major storm costs in the US income) and £100 million in relation to our cost-efficiency and restructuring where the aggregate amount is sufficiently material in any given year. programme. Timing over-recoveries of £146 million in 2019/20 compared Such costs (net of certain deductibles) are recoverable under our rate to under-recoveries of £77 million in the prior year primarily due to the plans but are expensed as incurred under IFRS. Accordingly, where the collection of prior year balances. total incurred cost (after deductibles) exceeds $100 million in any given year, we exclude the net costs from underlying earnings. In 2019/20, Adjusted operating profit increased by £305 million (30%), driven by although we experienced a number of storms, the $98 million of £223 million favourable year-on-year timing over-recoveries. Underlying deferrable storm costs we incurred (in aggregate) fell just below this operating profit increased by 8%. Net revenues (excluding timing) were threshold. During 2018/19 we experienced bad weather events across relatively flat, with higher re-opener allowances for cyber and data centres, the year, with storms unusually occurring during April and May as well funding for ESO legal separation and the RPI uplift, being fully offset by as in the winter months. In that year the total net costs exceeded the output and allowances true-up in the annual iteration, along with lower ESO $100 million threshold and were excluded from our underlying results. incentive income. Regulated controllable costs were lower, with efficiency savings and lower Electricity System Operator separation costs, partly offset Segmental operating profit by higher IT costs and inflation. Post-retirement benefit costs were little changed year-on-year. Other costs were lower, mainly relating to 2018/19’s The tables below set out operating profit on adjusted and underlying bases. provisions against income recognised on early termination of connections.  Adjusted operating profit The decrease in depreciation and amortisation charges reflects a benefit from the release of provisions related to prior years. £m 2019/20 2018/19 Change UK Gas Transmission UK Electricity Transmission 1,320 1,015 30% UK Gas Transmission 348 303 15% £m 2019/20 2018/19 Change US Regulated 1,397 1,724 (19)% Revenue 927 896 3% NGV and Other activities 242 400 (40)% Operating costs (580) (629) (8)% Total 3,307 3,442 (4)% Statutory operating profit 347 267 30% Exceptional items 1 36 (97)% Underlying operating profit Adjusted operating profit 348 303 15% £m 2019/20 2018/19 Change Timing 54 38 42% UK Electricity Transmission 1,174 1,092 8% Underlying operating profit 402 341 18% UK Gas Transmission 402 341 18% Analysed as follows: US Regulated 1,636 1,594 3% Net revenue 685 669 2% NGV and Other activities 242 400 (40)% Regulated controllable costs (127) (144) (12)% Total 3,454 3,427 1% Post-retirement benefits (19) (27) (30)% Other operating costs (20) (14) 43% The statutory operating profit for all three reportable segments fell in the year primarily as a result of the £402 million exceptional charges referred Depreciation and amortisation (171) (181) (6)% to earlier. The reasons for the movements in underlying operating profit Adjusted operating profit 348 303 15% are described in the segmental commentaries below. Unless otherwise stated, the discussion of performance in the remainder of this financial Timing 54 38 42% review focuses on underlying results. Underlying operating profit 402 341 18% 30

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Financial Review UK Gas Transmission statutory operating profit increased £80 million in NGV and Other activities the year. In 2018/19, £36 million of costs in relation to our efficiency and restructuring programme were treated as exceptional. Timing under- recoveries of £54 million in 2019/20 compared to £38 million in the prior £m 2019/20 2018/19 Change year reflecting lower than expected volumes and higher shrinkage costs. Statutory operating profit 237 400 (41)% Adjusted operating profit increased by £45 million (15%), including Exceptional items 5 – n/a £16 million year-on-year adverse timing under-recoveries. Underlying Adjusted operating profit 242 400 (40)% operating profit increased by 18%. Net revenue (excluding timing) was higher, reflecting the re-opener allowances for cyber and data centres, Timing – – n/a the RPI uplift and the impact of 2018/19’s Avonmouth pipeline project Underlying operating profit 242 400 (40)% revenue allowance clawback. Regulated controllable costs were £17 million lower, driven by efficiency savings. Post-retirement costs were Analysed as follows: lower, mainly related to the 2018/19 Guaranteed Minimum Pension (GMP) ruling. Other costs were higher principally due to the non- NGV 269 263 2% recurrence of provision releases in 2018/19. Property 63 181 (65)% The depreciation charge was lower than in 2018/19 as a result of an Corporate and Other activities (90) (44) 105% additional charge in the prior period following a detailed review of asset lives. Underlying operating profit 242 400 (40)% US Regulated National Grid Ventures’ statutory operating profits were broadly in line with 2018/19, with higher use of our LNG import terminal at Grain and £m 2019/20 2018/19 Change lower business development costs, offset by lower revenues from our declining meter population and costs related to the Geronimo business. Revenue 9,205 9,846 (7)% In ‘other’ activities, we incurred net costs of £27 million, compared to Operating costs (8,325) (8,421) (1)% a net profit of £137 million in 2019/20. The performance of the Property Statutory operating profit 880 1,425 (38)% business was lower than prior year reflecting the sale of the Fulham site to the St William joint venture in 2018/19. Corporate and other activities Exceptional items 392 351 12% did not include last year’s benefit of £95 million of legal settlements Remeasurements 125 (52) (340)% to recover costs associated with a US systems implementation. The National Grid Partners operating loss of £11 million was £3 million higher Adjusted operating profit 1,397 1,724 (19)% than in 2018/19. Timing 239 (223) (207)% Financing costs and taxation  Major storm costs 93 (100)% – Net finance costs  Underlying operating profit 1,636 1,594 3% Net finance costs (excluding remeasurements) for the year were 6% higher than last year at £1,049 million, with the £56 million increase Analysed as follows: mostly driven by the impact of IFRS 16, lower capitalised interest and Net revenue 5,745 5,868 (2)% adverse foreign exchange movements, partly offset by interest on tax settlements. The effective interest rate of 4.1% on net debt was 20bps Regulated controllable costs (1,871) (1,895) (1)% lower than the prior year rate of 4.3%. Post-retirement benefits (95) (94) 1% Joint ventures and associates  Bad debt expense (231) (146) 58% The Group’s share of net profits from joint ventures and associates increased as a result of St William’s first year of profits. Our Minnesota- Other operating costs (1,296) (1,309) (1)% based joint venture, Emerald Energy Ventures LLC, which we acquired Depreciation and amortisation (855) (700) 22% in July also contributed £1 million of post-tax earnings in 2019/20. Adjusted operating profit 1,397 1,724 (19)% Tax Timing 239 (223) (207)% The underlying effective tax rate of 19.9% was 30bps higher than last year. The tax charge for the year benefited from the release of reserves Major storm costs – 93 (100)% following settlement of tax audits relating to earlier years and gains Underlying operating profit 1,636 1,594 3% on chargeable disposals which are offset by previously unrecognised capital losses. In the prior year, significantly higher gains on property US Regulated statutory operating profit fell partly as a result of disposals that were offset by previously unrecognised capital losses the £177 million year-on-year adverse swing in commodity contract resulted in a lower underlying effective tax rate. The Group’s tax strategy remeasurements. Exceptional charges also increased reflecting is detailed later in this review. £392 million environmental costs detailed above. In 2018/19, £283 million of exceptional costs were incurred for the Massachusetts Discontinued operations  Gas labour dispute in addition to £68 million of restructuring costs. We completed the sale of our remaining 39% interest in Quadgas Timing under-recoveries of £239 million in 2019/20 compared to timing HoldCo Limited, the holding company for the Cadent gas networks, over-recoveries of £223 million in 2018/19, driven by revenue decoupling, in June 2019 for approximately £2 billion. As described further in commodity recoveries and lower net energy efficiency collections note 10 to the financial statements, we have treated all items of contributed to a reduction in statutory and adjusted operating profit. income and expense relating to the disposal of Quadgas HoldCo Limited within discontinued operations. Adjusted operating profit decreased by £327 million (19%), including £462 million year-on-year adverse timing under-recoveries, partly offset by £93 million of deferrable storm costs qualifying as major (in aggregate) in 2018/19. Underlying operating profit increased by 3%. Net revenues (excluding timing) increased by £257 million as the benefits of rate case increments (including KEDNY, KEDLI and Niagara Mohawk) and £82 million from foreign exchange movements. A stronger US dollar increased underlying operating profit by £23 million in the year. US Regulated controllable costs decreased as a result of cost efficiencies (principally from benefit of restructurings and contract management), partly offset by workload increases and inflation. Bad debt related costs increased by £85 million, driven by £117 million additional provision for receivables related to the impact of COVID-19. Depreciation and amortisation increased due to the growth in assets. Other costs were higher due to increased property taxes and higher storm costs partly offset by lower cost of removal. Deferrable storm costs were removed from underlying results last year. 31

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Financial review continued Capital investment, asset growth and value added  Value added is a measure that reflects the value to shareholders of our dividend and the growth in National Grid’s regulated and non-regulated assets (as measured in our regulated asset base, for regulated entities), net of the growth in overall debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements.  A key part of our investor proposition is growth in our regulated asset base. The regulated asset base is a regulatory construct, representing the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulatory asset base over the long-term and this in turn contributes to delivering shareholder value. Our regulated asset base comprises our regulatory asset value in the UK, plus our rate base in the US. We also invest in related activities that are not subject to network regulation and this further contributes to asset growth. Capital investment Capital investment comprises capital expenditure in critical energy infrastructure, equity investments, funding contributions and loans to joint ventures and associates, the acquisition of Geronimo during 2019/20 and, in the case of National Grid Partners, investments in financial assets.  At actual exchange rates At constant currency £m 2019/20 2018/19 Change 2019/20 2018/19 Change UK Electricity Transmission 1,043 925 13% 1,043 925 13% UK Gas Transmission 249 308 (19)% 249 308 (19)% US Regulated 3,228 2,650 22% 3,228 2,688 20% NGV and Other activities 885 623 42% 885 626 41% Total 5,405 4,506 20% 5,405 4,547 19% Investment in UK Electricity Transmission increased primarily due to Hinkley-Seabank and London Power Tunnels 2 spend. In UK Gas Transmission, investment reduced due to completion of the Feeder 9 gas pipeline replacement project and lower asset health spend. In the US, investment was up 20% on a constant currency basis, reflecting increased capital expenditure in New York (gas pipe replacement and mandated gas works) and higher spend in Massachusetts due to 2018/19’s disruption to capex spend caused by the labour dispute. Investment in National Grid Ventures continued to increase with ongoing construction on three new subsea interconnectors, IFA 2 (France), North Sea Link (Norway) and Viking Link (Denmark) and the acquisition of Geronimo, a renewable energy business based in Minneapolis, Minnesota in July 2019 for total consideration of £209 million. In addition, a total amount of £61 million (including joint ventures) was invested by National Grid Partners in the year. Asset growth and value added  To help readers’ assessment of the financial position of the Group, the table below shows an aggregated position for the Group, as viewed from a regulatory perspective. The measures included in the table below are calculated in part from financial information used to derive measures sent to and used by our regulators in the UK and US, and accordingly inform certain of the Group’s regulatory performance measures, but are not derived from, and cannot be reconciled to, IFRS.   There are certain significant assets and liabilities included in our IFRS balance sheet, which are treated differently in the analysis below, and to which we draw readers’ attention. These include the £1.5 billion reduction in IFRS deferred tax liabilities we recognised in relation to US tax reform in 2017/18, which, from a regulatory perspective, remains as a future obligation. The UK RAV is higher than the IFRS value of property, plant and equipment and intangibles, principally because of the annual indexation (inflationary uplift) adjustment applied to RAV, compared to the IFRS value of these assets (held at amortised cost). In addition, under IFRS we recognise liabilities in respect of US environmental remediation costs, and pension and OPEB costs. For regulatory purposes, these are not shown as obligations because we are entitled to full recovery of costs through our existing rate plans. In our Value Added calculation, we have recognised an asset to reflect expected future recovery of the £117 million COVID-19 related provision for bad and doubtful debts that we have included in 2019/20. Regulatory IOUs which reflect refunds due to customers in future periods are treated within this table as obligations but do not qualify for recognition as liabilities under IFRS. Adjusted net debt movements exclude proceeds from the Cadent disposal and, in 2019/20, exclude movements on derivatives which are designated in cash flow hedging arrangements and for which there is no corresponding movement in total assets and other balances. 2019/20 2018/19 31 March 31 March 31 March 31 March £m 2020 2019 Change 2019 2018 Change UK RAV 20,431 19,692 4% 19,692 19,005 4% US rate base 20,644 18,407 12% 17,56 5 16,087 9% Total RAV and rate base 41,075 38,099 8% 37,257 35,092 6% NGV and Other 4,105 3,351 23% 2,815 2,300 22% Total assets 45,180 41,450 9% 40,072 37,392 7% UK other regulated balances¹ (357) (302) (278) (474) US other regulated balances² 1,791 1,987 1,898 1,920 Other balances (514) (679) (158) (343) Total assets and other balances 46,100 42,456 3,644 41,534 38,495 3,039 Increase in goodwill 81 – Cash dividends 892 1,160 Adjusted net debt movement (2,577) (2,128) Value added 2,040 2,071 1. Includes totex-related regulatory IOUs of £411 million (2019: £519 million), over-recovered timing balances of £24 million (2019: £68 million under-recovered) and under-recovered legacy balances related to previous price controls of £78 million (2019: £149 million). 2. Includes assets for construction work-in-progress of £1,510 million (2019: £1,813 million), other regulatory assets related to timing and other cost deferrals of £642 million (2019: £189 million) and net working capital liabilities of £361 million (2019: £15 million). 32

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Financial Review Figures relating to prior periods have, where appropriate, been Cash flow generated from continuing operations was £4.9 billion, re-presented at constant currency, for opening balance adjustments £450 million higher than last year, principally due to exceptional items following the completion of the UK regulatory reporting pack process in 2018/19 and favourable working capital (mainly higher inflows from in 2019, finalisation of US balances, to reflect the impact of IFRS 16 collection of prior year winter receivables), partly offset by adverse timing and to remove the investment in Cadent. on revenues and provisions. Cash expended on investment activities increased for the reasons described above. Net interest paid increased During 2019/20, our combined regulated asset base and NGV and Other due to the growth in net debt and also higher interest income received businesses’ assets grew by £3.7 billion or 9% on a constant currency in 2018/19. The Group made net tax payments of £199 million during basis compared to an increase of 7.2% in the prior year. UK RAV growth 2019/20. A 46% scrip take-up in the year reduced the cash dividend to was 3.8% including RPI indexation of 2.6% while US rate base grew £892 million, £268 million lower than in 2018/19, when the scrip take-up strongly by 12%.  was 26%. Proceeds of £1,965 million (plus £6 million of interest) from the Quadgas HoldCo Limited disposal, were partly offset by outflows for Value added, which reflects the key components of value delivery to residual provisions and accruals classified within discontinued operations. shareholders (i.e. dividend and growth in the economic value of the In 2018/19, discontinued operations included dividend and interest income Group’s assets, net of growth in net debt) was £2.0 billion in 2019/20. of £156 million from our investment in Quadgas. Non-cash movements This was slightly lower than last year’s £2.1 billion, with improved US primarily reflect changes in the sterling-dollar exchange rate, the impact returns and the impact of asset growth, offset by the loss of interest and of adopting IFRS 16 ‘Leases’, accretions on index-linked debt, finance dividend income from Cadent and higher cash tax. Of the £2.0 billion lease additions and other derivative fair value movements. value added, £0.9 billion was paid to shareholders as cash dividends and £1.1 billion was retained in the business. This measure excludes Overall, the increase in net debt was driven by continuing high levels any benefit arising from the sale of our 39% interest in Quadgas Holdco of capital investment and the impact of a stronger US dollar on the Limited. Value added per share was 58.9p compared with 61.2p translation of US dollar-denominated debt. As at 31 March 2020 in 2018/19.   the Group reduced its total financial liabilities denominated in US dollars from $21 billion at the start of the year to $20 billion at 31 March 2020, as Cash flow, net debt and funding  a hedge of foreign exchange movements in the value of its US businesses. Net debt is the aggregate of cash and cash equivalents, borrowings, current financial and other investments and derivatives (excluding During the year we raised over £2.9 billion of new long-term senior commodity contract derivatives) as disclosed in note 29 to the financial debt including 13 bond issues, and £1.1 billion of hybrid debt refinancing. statements. ‘Adjusted net debt’ used for the RCF/adjusted net debt The Board has considered the Group’s ability to finance normal calculation is principally adjusted for pension deficits and hybrid debt operations at the same time as funding a significant capital programme, instruments. For a full reconciliation see page 245. in light of the potential impacts of COVID-19. This includes stress-testing of the Group’s finances under a ‘reasonable worst case’ scenario and The following table summarises the Group’s cash flow for the year, consideration of levers available to ensure our businesses are adequately reconciling this to the change in net debt. financed. As a result, the Board has concluded that the Group will have adequate resources to do so. In April, we issued £0.9 billion of debt Summary cash flow statement through 2 bonds, evidencing our ability to raise new finance. In addition, as at 17 June 2020, we have £5.8 billion of undrawn committed facilities, all of which have expiry dates beyond June 2021. The three major credit £m 2019/20 2018/19 Change rating agencies – Moody’s, Standard & Poor’s (S&P) and Fitch – have all Cash generated from continuing maintained their strong investment grade ratings of National Grid plc on operations 4,914 4,464 10% stable outlook. Cash capital expenditure and Financial position  acquisition of investments (5,098) (4,148) 23% The following table sets out a condensed version of the Group’s IFRS Dividends from joint ventures and balance sheet.  associates 75 68 10% Business net cash flow from Summary balance sheet  continuing operations (109) 384 (128)% Net interest paid (884) (846) 4% 31 March 31 March £m 2020 2019 Change Net tax (paid)/received (199) (75) 165% Goodwill and intangibles 7,528 6,953 8% Ordinary dividends (892) (1,160) (23)% Property, plant and equipment 48,770 43,913 11% Other cash movements 10 15 (33)% Assets held for sale – 1,956 n/a Net cash flow from continuing operations (2,074) (1,682) 23% Other (liabilities)/assets (349) (507) (31)% Quadgas sale proceeds 1,965 – n/a Tax balances (4,168) (4,000) 4% Discontinued operations (91) 85 (207)% Pension liabilities (953) (218) 338% Non-cash movements (1,387) (1,930) (28)% Provisions (2,654) (2,199) 21% Increase in net debt (1,587) (3,527) (55)% Net debt (28,590) (26,529) 7.8% Net debt at start of year (26,529) (23,002) 15% Net assets 19,584 19,369 1% Impact of adoption of IFRS 16 (474) – n/a Net debt at end of year (28,590) (26,529) 7.8% 33

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Financial review continued Property, plant and equipment increased as a result of the continuing Return on Equity capital investment programme, foreign exchange gains and the impact of adopting IFRS 16 ‘Leases’. Assets held for sale comprised our 39% interest in Quadgas, which was sold in June 2019. Pension liabilities £m 2019/20 2018/19 Change increased in the US, as a result of lower asset valuations and foreign UK Electricity Transmission 13.5% 13.7% -20bps exchange movements, partly offset by a lower discount rate. Provisions increased principally as a result of additional environmental provisions UK Gas Transmission 9.8% 9.5% 30bps recognised in the year and foreign exchange movements. Other UK weighted average 12.4% 12.4% –bps movements are largely explained by net working capital inflows and changes in the sterling-dollar exchange rate. US Regulated 9.3% 8.8% 50bps Group Return on Equity 11.7% 11.8% -10bps Regulatory gearing, measured as net debt as a proportion of total regulatory asset value and other business invested capital, was 63% as The overall weighted average RoE for the two UK transmission at 31 March 2020. This was down from 66% at the previous year-end businesses was 12.4%, representing 230 basis points outperformance and remains appropriate for the current Group credit rating of A-/A3 of the base allowed return. Electricity Transmission performance (S&P/Moody’s).  reduced in the year with improved totex incentive performance offset by lower SO incentives including a reversal of profits recognised in 2018/19. Retained cash flow as a proportion of adjusted net debt was 9.2%, Gas Transmission return increased due to improved totex performance which is above the long-term average 9% level currently indicated by in 2019/20. Moody’s as consistent with maintaining our current Group rating. RoE for the US Regulated business of 9.3% was 50bps higher in Off-balance sheet items  2019/20, with improved performances in KEDNY, across Massachusetts There were no significant off-balance sheet items other than and in Rhode Island all contributing to this increase. The achieved the commitments and contingencies detailed in note 30 of the RoE represents 99% of the weighted average allowed return across financial statements.  all jurisdictions. US returns exclude the impact of the Massachusetts Gas labour dispute in 2018/19. They are also not impacted by the Economic returns  COVID-19 related bad debt provision recognised in 2019/20 and include In addition to value added, one of the principal ways in which we an adjustment reflecting our expectation for future recovery of these measure our performance in generating value for shareholders is bad debt costs.  to divide regulated financial performance by regulatory equity, to produce Return on Equity (RoE).  Overall Group RoE, which incorporates Property, Corporate and Other, and financing performance was 11.7%, slightly lower than 2018/19.  As explained on page 245, regulated financial performance adjusts reported operating profit to reflect the impact of the Group’s various Tax transparency regulatory economic arrangements in the UK and US. In order to As a responsible tax payer, we have voluntarily increased our tax show underlying performance, we calculate RoE measures excluding disclosures, which continue to be an area of significant interest to exceptional items of income or expenditure.  many of our stakeholders. Group RoE is used to measure our performance in generating Tax strategy value for our shareholders by dividing regulated and non-regulated National Grid is a responsible tax payer. Our approach to tax is consistent financial performance, after interest and tax, by our measure of equity with the Group’s broader commitments to doing business responsibly and investment in all our businesses, including the regulated businesses, upholding the highest ethical standards. This includes managing our tax NGV and Other activities and joint ventures.  affairs, as we recognise that our tax contribution supports public services and the wider economy. We endeavour to manage our tax affairs so that Regulated RoEs are measures of how the businesses are performing we pay and collect the right amount of tax, at the right time, in accordance compared to the assumptions and allowances set by our regulators. with the tax laws in all the territories in which we operate. We will claim US and UK regulated returns are calculated using the capital structure valid tax reliefs and incentives where these are applicable to our business assumed within their respective regulatory arrangements and, in the operations, but only where they are widely accepted through the relevant case of the UK, assuming 3% RPI inflation. As these assumptions tax legislation such as those established by government to promote differ between the UK and the US, RoE measures are not directly investment, employment and economic growth. We do not have comparable between the two geographies. In our performance operations in tax havens or low tax jurisdictions without commercial measures, we compare achieved RoEs to the level assumed when purpose. setting base rate and revenue allowances in each jurisdiction.  We have a strong governance framework and our internal control and risk management framework helps us manage risks, including tax risk, appropriately. We take a conservative approach to tax risk. However, there is no prescriptive level or pre-defined limit to the amount of acceptable tax risk.  We act with openness and honesty when engaging with relevant tax authorities and seek to work with tax authorities on a real-time basis. We engage proactively in developments of external tax policy and engage with relevant bodies where appropriate. Ultimate responsibility and oversight of our tax strategy and governance rests with the Finance Committee, with executive management delegated to our CFO. For more detailed information, please refer to our published global tax strategy on our website.  34

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Financial Review Country-by-country reporting summary Reconciliation of Group’s total tax charge to tax paid In the current year for the first time we have disclosed in the table below data showing the scale of our activities in each of the countries we operate in. This allows our stakeholders to see the profits earned, £m 2019/20 2018/19 taxes paid and the context of those payments. Total Group tax charge/(credit) 480 339 Adjustment for Group non-cash deferred tax (348) (251) Revenue Adjustments for Group current tax (charge)/credit Profit/(loss) Income in respect of prior years 45 52 before tax accrued Unrelated Related income – current Group current tax charge/(credit) 177 140 1 2 3 party party Total tax year Group tax instalment payments payable/ Tax jurisdiction £m £m £m £m £m (repayable) in respect of the prior year 78 92 United Kingdom 5,282 113 5,395 1,821 179 Group tax instalment payments payable/ (repayable) in the following year 5 (69) United States 9,258 82 9,340 (82) (2) Repayment due to the Group in respect of current Ireland – – – – – year estimated payments 47 – Isle of Man – 16 16 3 – Group tax payments/(refunds) in respect of prior years paid in the current year¹ (113) (93) Luxembourg – – – – – Group tax payments relating to tax disclosed Netherlands – 55 55 12 – elsewhere in the income statement 5 5 Total 14,540 266 14,806 1,754 177 Group tax paid/(repaid) 199 75 1. Related party revenue only includes cross-border transactions. 2. Profit/(loss) before income tax from continuing operations after exceptionals. Profit/(loss) before income tax² 1,754 1,841 3. See the tax charge to tax paid reconciliation below for further information. % % Our Hong Kong entity is UK tax resident and our entities in Australia and Canada are dormant. Therefore, those jurisdictions have not been Effective cash tax rate 11.3 4.1 included in the table above. Effective tax rate (see note 7) 27.4 18.4 Our Isle of Man company is a captive insurance company which 1. Tax refunds in respect of prior years are primarily driven by a refund received in respect of tax is treated as a controlled foreign company for UK tax purposes and losses carried back to earlier years following agreement of historical US Federal tax audits. as such UK corporation tax is paid on its profits by National Grid. In 2. Profit/(loss) before income tax from continuing operations after exceptionals. the Netherlands, we have a finance company which raised external finance for the Group and an old holding company which held trading Effective cash tax rate investments which were sold many years ago, which is in the process The effective cash tax rate for the Group is 11.3%. The difference of being liquidated. The finance company is taxed on its profits in between this and the accounting effective rate of 27.4% (see note 7 the Netherlands at the corporate tax rate of 25%, whilst the holding on page 143) is due to the following factors. company’s profits are offset by tax losses on which deferred tax has not previously been recognised. National Grid is a capital-intensive business, across both the UK and the US, and as such invests significant sums each year in its networks. Transfer pricing is not a significant issue for the Group since there are In 2019/20 the total capital expenditure was £5,079 million. To promote limited transactions between Group companies, but any transactions investment, tax legislation allows a deduction for qualifying capital between related parties are made on an arm’s-length basis and aligned expenditure at a faster rate than the associated depreciation in the to OECD principles. statutory accounts. The impact of this is to defer cash tax payments into future years. Group’s total tax charge to tax paid The total tax charge for the year disclosed in the financial statements Given the substantial amounts of expenditure qualifying for deduction in accordance with accounting standards and the equivalent total incurred by National Grid this has left us in a net tax loss position in the corporate income tax paid during the year will differ. US in the year ended 31 March 2020. Consequently, in the current period we made no significant federal tax payments. The principal differences between these two measures are as follows:  In the current year we made significant cash tax payments in the UK (£306 million). This was offset by the receipt of cash for tax losses carried back to earlier years in the US as a result of settlement of prior year audits. These receipts in the US also contributed to a lower overall effective rate of cash tax for the Group. The Group continues to fund deficit payments into its defined benefit pension schemes and has made significant payments into the Gas and Electricity schemes during the course of the year. These payments have further reduced the overall cash tax paid in the UK. 35

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Financial review continued Group’s total tax contribution  For 2019/20 our total tax contribution globally was £2,794 million In the current year we have expanded this disclosure to cover our global (2018/19: £2,620 million), taxes borne were £1,635 million (2018/19: total tax contribution. The total amount of taxes we pay and collect £1,422 million) and taxes collected were £1,159 million (2018/19: globally year-on-year is significantly more than just the tax which we pay £1,198 million). Whilst total tax collected in 2019/20 has remained on our global profits. consistent with the prior year, the total taxes borne by the Group has increased from the prior year primarily as a result of higher property Group’s total tax contribution 2019/20 (taxes paid/collected) and profit taxes being paid. Taxes borne Two thirds of the tax borne by the Group is in relation to property taxes of which c. £850 million are paid in the US across over 1,100 cities and towns in Massachusetts, New Hampshire, New York, Rhode Island and Key: £m Vermont. These taxes are the municipalities principal source of revenue People 164 to fund school districts, police and fire departments, road construction Product 185 and other local services. Profit 199 In the UK we participate in the 100 Group’s Total Tax Contribution Property 1,076 Survey. The survey ranks the UK’s biggest listed companies in terms Miscellaneous 11 of their contribution to the total UK government’s tax receipts. The Total 1,635 most recent results of the survey for 2018/19 ranks National Grid as 21st highest contributor of UK taxes (2017/18: 25th), 18th in respect of taxes borne (2017/18: 23rd) and 5th in respect of capital expenditure (£1,200 million) on fixed assets (2017/18: 4th). Our ranking in the survey Taxes collected is proportionate to the size of our business and capitalisation relative to the other contributors to the survey. Key: £m People 533 However, National Grid’s contribution to the UK and US economies is Product 625 broader than just the taxes it pays over to and collects on behalf of the tax authorities. Miscellaneous 1 Total 1,159 Both in the UK and the US we employ thousands of individuals directly. We also support jobs in the construction industry through our capital expenditure, which in 2019/20 was £5,079 million, as well as supporting a significant number of jobs in our supply chain. Furthermore, as a utility we provide a core essential service which allows Tax contribution the infrastructure of the country/states we operate in to run smoothly. Income This enables individuals and businesses to flourish and contribute to tax paid/ Number of the economy and society. (repaid) Other employees on cash Property taxes Taxes Total tax as at Development of future tax policy  basis1 taxes borne collected contribution 31 March Tax jurisdiction £m £m £m £m £m 2020 We believe that the continued development of a coherent and transparent tax policy across the Group is critical to help drive growth United Kingdom 306 226 57 586 1,175 6,321 in the economy. In the UK we continue to contribute to research into the structure of business tax and its economic impact by contributing United States (107) 850 303 573 1,619 16,748 to the funding of the Oxford University Centre for Business Tax at the Ireland – – – – – – Saïd Business School. Isle of Man – – – – – – We are a member of a number of industry groups which participate in the development of future tax policy, such as the Electricity Tax Forum Luxembourg – – – – – – and CBI Employment Taxes Working Group, together with the 100 Netherlands – – – – – – Group in the UK, which represents the views of Finance Directors of FTSE 100 companies and several other large UK companies. We Total 199 1,076 360 1,159 2,794 23,069 undertake similar activities in the US, where the Company is an active member in the Edison Electric Institute, the American Gas Association 1. See the tax charge to tax paid reconciliation above for further information. and the Global Business Alliance. This helps to ensure that we are engaged at the earliest opportunity on tax issues which affect our business. We continue to engage on consultations where the subject matter of which directly impacts taxes borne or collected by our business, with the aim of openly contributing to the debate and development of tax legislation. 36

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Financial Review Pensions  Brexit In 2019/20, the defined benefits pensions and other post-retirement As described elsewhere in the Strategic Report, our Brexit working benefits operating costs decreased by £97 million to £197 million, group considered the issues and consequences of the UK’s decision principally as a result of our UK restructuring programme and the to leave the EU. In the last month of 2018/19, and in anticipation of the GMP equalisation ruling. Employer contributions during the year original 29 March 2019 deadline for the UK to exit the EU, we executed were £327 million (2018/19: £418 million), including £86 million our plan to bring forward the procurement of key items for capital (2018/19: £84 million) of deficit contributions.  delivery and operations in case of delays at ports. In the context of the Group financial statements, however, these actions did not have a As at 31 March 2020, the total UK and US assets and liabilities and the material effect. overall net IAS 19 (revised) accounting deficit is shown below. Further information can be found in note 25 to the financial statements.  New accounting standards As of 1 April 2019, we adopted IFRS 16 ‘Leases’. This did not have a Net pension and other post-retirement obligations material impact on the Group’s results or financial position, although as described in note 37 to the financial statements, on transition our UK US Total property, plant and equipment and net debt each increased by £0.5 billion to take account of the additional lease obligations. We Plan assets 14,364 9,384 23,748 note that the rating agencies already made adjustments to impute Plan liabilities (12,844) (11,857) (24,701) this and accordingly, adoption of the new standard does not impact our credit ratings.  Net surplus/(deficit) 1,520 (2,473) (953) Post balance sheet events As at 31 March 2020, pension assets of £1,589 million in the UK pension In the period between 31 March 2020 and 17 June 2020, there schemes and £260 million in the US Niagara Mohawk Plan were have continued to be substantial environmental, economic and recognised on the basis that these plans were in a surplus position.  social changes in both the UK and US. As described further in the Strategic Report, these have had, and will continue to have, significant Dividend ramifications for the Group. Other than as disclosed in respect of those The Board has recommended an increase in the final dividend to 32.00p areas where forward-looking forecasts are relevant (notably goodwill per ordinary share ($2.0126 per American Depository Share) which will impairment reviews (note 11 to the financial statements), expected credit be paid on 19 August 2020 to shareholders on the register of members losses on financial instruments including trade receivables (notes 19 as at 3 July 2020. If approved, this will bring the full year dividend to and 32) and the presumption of the going concern basis generally 48.57p per ordinary share, an increase of 2.6% over the 47.34p per (note 1)), none of these developments have impacted or caused ordinary share in respect of the financial year ended 31 March 2019. adjustment to the financial statements. This is in line with the increase in average UK RPI inflation for the year ended 31 March 2020 as set out in the announcement of 28 March 2013, in which we stated that our dividend policy aims to grow the ordinary dividend per share at least in line with the rate of RPI inflation each year for the foreseeable future. At 31 March 2020, National Grid plc had in excess of £5 billion of distributable reserves, which is sufficient to cover more than two years of forecast Group dividends. If approved, the final dividend will absorb approximately £1,123 million of shareholders’ funds. This year’s dividend is covered approximately 1.2x by underlying earnings. The Directors consider the Group’s capital structure and dividend policy at least twice a year when proposing an interim and final dividend and aim to maintain distributable reserves that provide adequate cover for dividend payments. 37

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Principal operations – UK Our UK business performed well in We delivered a good year of returns, with a Return on Equity of 12.4%. Statutory operating profit and underlying operating profit were higher 2019/20. We maintained our focus on at £1,663 million and £1,576 million respectively. safe, reliable, customer-led, innovative We have committed to reduce our direct emissions to net zero by 2050 and efficient operations. and to increase our influence to support the overall industry-wide transition to a low-carbon future. We have developed solutions to enable the rollout of a strategic backbone for electric vehicles throughout the Our UK performance UK and are working in partnership with industry to develop Carbon Capture and Storage (CCS) solutions. We continue to engage with stakeholders to shape and define the delivery of the £500 million funding Optimise performance commitments to help grow the UK’s rapid charging network made in the Chancellor’s March 2020 Budget. In addition, the Chancellor announced at least £800 million for a CCS Infrastructure Fund which will support Measure 2019/20 2018/19 2017/18 CCS in at least two sites. Return on Equity (£m) 12.4 12.4 12.1 Following the floods of 2007, we instigated an investment programme Statutory operating profit (£m) 1,663 1,045 1,528 to protect assets against future flooding. The programme ensures overall resilience of the network to threats, focusing on protection of specific Underlying operating profit (£m) 1,576 1,433 1,560 sites against the threat of flooding and reducing the likelihood of Adjusted operating profit (£m) 1,668 1,318 1,528 consumers being affected by a flooding incident on the ET system. Following detailed modelling and consultation with the Environment RIIO-T1 customer savings (£m) 128 101 78 Agency, permanent flood defences were installed at Thorpe Marsh 400 kV substation in 2014 and a demountable barrier was procured to protect the 275 kV substation which is located on higher ground. Neither of the substations were jeopardised during the flooding event. The ET Grow core business network remained resilient during Storm Ciara in February 2020. Customer first Capital expenditure (£m) 1,292 1,233 1,309 As noted in the Chief Executive’s review, at the end of 2019/20, we found new ways to put the customer first in the face of the COVID-19 pandemic. Asset growth (%) 3.8 3.6 4.5 We work with our customers to meet their needs and deliver successful outcomes for all parties. We were pleased to see continued improvement in our CSAT scores in our ET and GT businesses, achieving scores of Customer first 8.2 (2018/19: 7.9) and 8.0 (2018/19: 7.8) respectively. For the ESO, our CSAT score in 2019/20 was 7.6. Customer satisfaction: ET Customer satisfaction: ESO In October 2019, we welcomed Ofgem’s ‘minded-to’ position on (out of 10) (out of 10) Hinkley‑Seabank connection to use the existing Strategic Wider Works (SWW) mechanism for this vital project. In May 2020, we reached agreement on the final cost and the regulatory funding model. The 8.2 7.6 allowance for the project is £656 million and will be funded through (2018/19: 7.9) (2018/19: N/A) the existing SWW mechanism rather than the Competition Proxy Model (CPM). The project remains on target to be ready for connection in 2025. Customer satisfaction: GT (out of 10) Grow core business In December we awarded the £400 million tunnelling contract associated with our London Power Tunnels 2 project, a 20.8 mile 8.0 (33.5 kilometre), £1 billion link from Wimbledon to Crayford which will (2018/19: 7.8) provide significant resilience across South London when completed in 2028. We have embarked on a partnership with a social enterprise, My Kinda Future, to inspire the next generation of engineers in South London and to help us with local recruitment and upskilling required around our Highlights key sites. The team will work on designs and set up across key sites this Our UK business performed well in 2019/20 as we maintained our year, launching four different tunnel-boring machines in 2021. Four other focus on safe, customer-led, reliable, innovative and efficient operations. major contracts associated with the cable and substation works will be On 1 April 2019, we completed the legal separation of the ESO within let this year. These partners will form an enterprise, focused on innovation a newly formed subsidiary company which holds the ESO licence. and collaboration to successfully deliver the project outcome, rewiring To ensure appropriate ring-fencing between itself and the rest of the London and connecting with the capital. National Grid Group, the company is governed by its own Board of Directors including three independent directors. Following separation, We took over the Western Link HVDC cable with our Joint Venture we moved the Gas System Operator (GSO) function to become part partner Scottish Power Transmission on 23 November 2019. The link is of the Gas Transmission business to further simplify our structure. a submarine HVDC link between Scotland and England and Wales which delivers up to 2,250 MW. We are working with Ofgem after they opened an Optimise performance investigation into the delivery and operation of the cable in January 2020. Our safety ambition is to have a culture where we always do the right thing regarding safety. Our strategy is to be proactive in our safety A particular highlight has been the completion of the tunnelling for Feeder 9 management by engaging our leaders and employees and implementing under the Humber estuary, a critical reinforcement of the gas network. a consistent and simple risk-based approach. This strategy will enable us to develop the highest level of safety culture maturity. To support this Evolve for the future ambition, we are focusing more on leading indicators that measure our We published and submitted our business plans to Ofgem in December positive efforts on safety management to help prevent incidents, while 2019 for our ET, GT and ESO businesses for the 2021–2026 RIIO-2 price continuing to track more traditional lagging indicators. control period. These plans have been developed following our largest ever engagement exercise to date, with customers, industry stakeholders, As at 31 March 2020, our LTIFR was 0.06. This is better than our UK businesses and households across the country. target of <0.08, and is our best ever LTIFR performance. Our Electricity Capital Delivery business has worked more than a year without having any LTIs in approaching five million person hours of complex construction activity. This outstanding result was driven by a relentless focus on the work we do and commitment to keeping one another safe. 38

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Principal operations – UK Our plans include investment to maintain network reliability and provide flexibility and optionality for the UK to achieve net zero greenhouse gas Get to know our emissions by 2050, while being protected against new threats: net zero workforce • Our ET plan has a baseline total expenditure spend of £7.1 billion over Sarah Woolham-Jaffier the five-year period. Our ET business assumes connection of 15.3 GW Civil Engineer of customer capacity, providing the UK with clean power and flexible 25-year-old Sarah Woolham- storage, as well as increased investment to maintain reliability and Jaffier undertook a Masters resilience. The baseline spend for ET, under our proposed financial in Civil Engineering and now plan, would see consumer bills reduce slightly in real terms. works as part of the London • Our GT plan has a baseline total expenditure spend of £2.8 billion Power Tunnels project team, over the five-year period. Our GT business, which comprises GB gas helping to improve the capital’s system operator and gas transmission, includes an increase in asset electricity infrastructure. health and cyber resilience investment, as well as a programme of work to test and prove hydrogen conversion options. The baseline spend for GT, under our proposed financial plan, would see consumer bills reduce slightly in real terms. These plans will deliver a safer, cleaner, greener and more affordable energy system. We have challenged ourselves to ensure our business plans deliver at the lowest cost and create optionality as we develop the pathway to net zero. We continue to constructively work with our regulator, Ofgem, ahead of draft determinations in the summer and final determinations in November 2020. Scan here to view the story The wellbeing of our workforce is important to us. 38% of our UK employees have undertaken mental-health-related training courses section of overhead line which goes through Snowdonia National Park during the year, an increase of 30% compared to last year. with cables in a 2.1 mile (3.4 kilometre) tunnel. Engineering and consenting activities have also commenced on the first of our RIIO-2 The UK cost efficiency programme that we announced in 2018 portfolio of VIP projects: the undergrounding of 2.7 miles (4.4 kilometres) continues to deliver a more efficient and agile business ahead of RIIO-2. of overhead line through the North Wessex Downs AONB. Through this initiative we have simplified ways of working with a leaner organisation and more efficient IT and back office activities. In 2019/20, Our GSO became part of the GT business with effect from 1 January the programme enabled us to deliver efficiency savings of £54 million 2020, providing even greater transparency and clarity around the in ET, and £19 million in GT. management of Great Britain’s gas and electricity networks. A unified GSO and GT structure is a better way to be organised, offering greater We have made good progress on the £116 million Dorset Visual Impact alignment, simplified governance, clearer accountability, and better Provision (VIP) project, with site establishment and preliminary civil works coordination between system operator and gas asset management. well underway. We are on track to underground 5.5 miles (8.8 kilometres) It makes the legal separation of the ESO even clearer. of overhead line and remove 22 pylons in the Dorset Area of Outstanding Natural Beauty (AONB) by 2022. Funding and planning applications have In our GT business we are reviewing the potential to decarbonise the gas been submitted for the Peak District East VIP project. This £43 million network through a transition to carbon-free hydrogen. Working with the project will remove six pylons and 1.2 miles (2 kilometres) of overhead UK gas networks on the Gas Goes Green programme, we are identifying line in the Peak District National Park. The planning application for the steps required to repurpose our assets to carry hydrogen either as a Snowdonia VIP project has been submitted. This project will replace a blend or up to 100%. ruled on the validity of the Capacity Market state aid challenge, confirming their original decision in 2015 to grant state aid approval. Following the announcement, we have resumed our role as the System Operator Electricity Market Delivery Body and ran auctions in early 2020. As the ESO, we continue to help facilitate the move to a lower-carbon economy while simultaneously delivering safe, reliable and affordable On 15 May 2018, Ofgem opened an investigation into the ESO (when energy to the end consumer. We operate an electricity system that is it still formed part of National Grid Electricity Transmission plc) transitioning towards net zero and have seen several new energy pertaining to an alleged breach of its licence condition to operate the records set, as greater levels of renewables continue to connect to system in an economic and efficient manner, including the production the network and coal power stations close. During the spring of 2019 and publication of forecasts of demand on the electricity transmission there were 18 consecutive days where coal-fired generation was not network. The investigation is ongoing. part of the generation mix; solar output peaked in May 2019 at around 9.5 GW and the maximum wind output of 16.86 GW was On 9 August 2019, following the near simultaneous tripping of two recorded in December 2019. In combination, these changes to the large power generators, we experienced power outages in various generation mix have led to 2019 being the first year on record in parts of England and Wales. The frequency on our network dropped which low-carbon sources generated more electricity than fossil fuel resulting in low frequency demand disconnections, preventing further sources. In 2020, we have continued to see further records set. issues. Service was restored within 45 minutes to all customers. In Further details about the ESO power generation mix can be found at: September 2019, we published the technical report into the event. In www.nationalgrideso.com/great-britains-electricity-explained January 2020 Ofgem published its findings which supported many of the recommendations we included in our report. We operate one of Our ESO RIIO-2 plan proposes new activities that will generate net the safest and most resilient power networks in the world and, while benefits of around £2 billion for consumers over the five-year RIIO-2 we recognise the disruption that the outage caused, our systems period and spend over its two-year price control (2021–2023) of £514 performed as they should. We have worked closely with Ofgem, million. The ambitious ESO plan focuses on how the ESO must the government, the wider energy industry and other sectors like evolve to meet the challenges of the changing energy landscape. transport to learn the lessons from this incident. Supported by a new, bespoke regulatory model designed to drive the right behaviours and outcomes, the ESO will facilitate the transition to On 1 April 2019, National Grid ESO became a separate legal entity a zero-carbon power system. Under RIIO-2, the ESO will lower within the National Grid Group. The major programme to achieve this average annual consumer bills by around £3. saw the creation of the NGESO Board, which includes three Non-executive Directors and the creation of a new office space, Following the cessation of the UK’s Capacity Market scheme in physically separate from other parts of National Grid. Following November 2018 due to the ruling of the European Court of Justice, separation, we moved the GSO function to become part of the GT we worked closely with BEIS and Ofgem to initiate contingency plans business to further simplify our structure and to provide greater clarity. making sure that security of supply could be maintained during the We will continue to regularly review the way we are structured to make 2019/20 winter period. On 24 October 2019, the EU Commission sure we are delivering the best possible service for our customers. 39

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Principal operations – US Our US business performed well We were pleased to accept a number of awards that demonstrate our commitment to our workforce and customers in 2019/20. National Grid operationally and financially in 2019/20, was listed in the top ten of DiversityInc Top Utility and we earned a despite challenges across our jurisdictions. designation as a “Best Place to Work for LGBTQ Equality” by the Human We maintained our focus on safe, reliable, Rights Campaign Foundation in the Corporate Equality Index 2020. customer-led, innovative and efficient Forbes named National Grid one of the Best Employers for Diversity in 2020. Edison Electric Institute honoured National Grid in 2019 with an operations. We continued to optimise Emergency Assistance Award and Emergency Recovery Award for our operational performance. restoration efforts during hard-hitting storms. Safety continues to be a critical pillar of our daily operations. The Company Our US performance is fully committed to the well-being and safety of our workforce and customers alike. This year, a tragic event took the life of one of our employees and reminded us to continue striving to ‘find a better way’ Optimise performance to improve our safety culture. As at 31 March 2020, our LTIFR was 0.16. We have focused safety culture transformation programmes to engage our workers on hazard and risk awareness, and required controls to Measure 2019/20 2018/19 2017/18 prevent safety incidents. We have asked our workforce to direct their attention to the safety of themselves and their colleagues every day. Return on Equity (£m) 9.3 8.8 8.9 Optimise performance Statutory operating profit (£m) 880 1,425 1,734 During 2019/20, the US business focused on growth, customer value, Underlying operating profit (£m) 1,636 1,594 1,704 and deep decarbonisation. Our US Regulated net revenue was £123 million (2%) lower, with £257 million of incremental rate cases and Adjusted operating profit (£m) 1,397 1,724 1,698 £85 million of exchange rate benefit, more than offset by £465 million adverse timing (lower volumes and commodity recoveries). We invested £3.2 billion in energy infrastructure and technology solutions during the year. We also added 41,043 active new customer accounts across gas, Grow core business electric and DG combined. Our energy infrastructure investments are designed to bring cleaner Capital expenditure (£m) 3,228 2,650 2,424 energy to our customers and enhance reliability. One of our larger investments, The Metropolitan Reliability Infrastructure Project, will Asset growth (%) 12.2 9.2 7.4 increase system reliability and operational flexibility of the existing Rate base* (£m) 20,644 17,56 5 14,762 transmission system in Brooklyn, New York. It will also increase supply diversity options and provide capacity for operation in case there is an * US rate base is as previously reported at historical exchange rates outage. The project consists of roughly 40,000 feet of transmission main that will connect the Southern line to the Brooklyn Backbone and our Greenpoint Facility by autumn 2021. Customer first Through our gas pipeline replacement programme, we have successfully replaced 460 miles (740 kilometres) of pipe in 2019/20, compared to 400 miles (644 kilometres) in 2018/19. By replacing US Residential – leak-prone pipe, we are significantly reducing unintended release of Customer Trust Advice natural gas, reducing methane emissions and keeping our customers and communities safe. An innovative robotic sealing technique has helped us to seal cast iron pipes in congested urban areas like Boston 59.8% and New York City. We are on schedule to replace our leak-prone pipe (2018/19: 58.7%) inventory across the US enterprise within the next 20 years. A challenge we are currently facing that came to the forefront in 2019/20, is significant growth in demand for natural gas across our service area Highlights in New York City and Long Island. That growth is expected to continue In the US, in 2019/20 we improved our storm restoration efforts, over the next 10 years due to increased demand from new construction successfully replaced hundreds of miles of leak-prone pipe in our gas and conversion of oil to natural gas. As a solution to the gas supply network, exceeded our electric vehicle charging deployment goals issue, we supported the NESE Pipeline project to meet increased ahead of schedule, reached record-setting Distributed Generation (DG) demand. When NESE was not approved by New York State, we ceased in Rhode Island, and renewed our focus on safety culture. to connect new customers to gas in order to ensure we could continue to deliver gas to our existing customers safely and reliably. The New York The clean energy future continues to be a focus in the US. The Public Service Commission ultimately ordered us to connect some of Company’s net zero by 2050 announcement was in line with the those new customers, which we accomplished by increasing use of ambitious targets and important steps being taken by governments, temporary supply solutions. We are now working with New York State, regulators and across our communities, to deeply decarbonise our stakeholders and our customers to find long-term solutions to gas economy-wide. The US business is currently building a plan to achieve supply constraints in the region. this new target, which will impact our fleet, building stock, and pipeline replacement efforts. At the end of March 2019, we had already reduced In 2019, we experienced an unprecedented gas supply disruption on emissions by 71% below 1990 levels in the US, exceeding our interim Aquidneck Island that required temporarily stopping service to about target of 45% by 2020 group wide. We achieved this by focusing on a 7,500 customers. This was caused by a reduction in transmission flow range of activities, which include a major pipeline replacement coming into our system in Rhode Island. Since then, we have been programme to minimise gas losses through leakage and the reduction working hard to learn from the event and have cooperated with a federal of a high-emission greenhouse gas called SF6 in our electricity networks. investigation and the Division of Public Utilities and Carriers in a summary investigation. The Division’s report, released in autumn 2019, reflected An important milestone we reached, contributing to decarbonisation, National Grid’s fundamental commitment to safety and exemplary was exceeding our electric vehicle charging station deployment goals emergency response. We have already addressed many of the proposed ahead of schedule in New York. We enabled over 1,405 ports at roughly recommendations included in their report, securing additional winter 184 customer sites and have a number of customers who are eagerly gas supply, expanding our energy efficiency and demand response awaiting an extension of the programme, which will be proposed to our programmes and improving long-range planning. We now remain New York State regulator in a future rate case. focused on securing the ongoing needs of Aquidneck Island and Rhode Island’s energy future. In the renewable space, we interconnected a record number of DG projects for our customers in Rhode Island, totalling 99.8 MW and connecting 1,938 applications. 40

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Principal operations – US Customer first As noted in the CEO review, at the end of 2019/20, we identified new Get to know our ways to put the customer first in the face of the COVID-19 pandemic. net zero workforce Emma Burke Our unwavering commitment to our customers was demonstrated (Associate Engineer, by a few initiatives designed to make it easier for our customers to Transmission Network do business with us. We converted more customers to paperless Technology Deployment) billing by improving our paperless capabilities, strengthened our online What attracted Emma Burke to marketplace where customers can purchase energy efficiency and National Grid was the opportunity smart home products, increased the speed at which we verify our to work with new technologies in customers’ identity who call into the customer service line, and energy efficiency and storage. improved estimated time of restoration calculations during storms. She began in the Graduate Development Programme (GDP), Our proactive outage communications and our Interactive Voice which introduced her to the Recording upgrades increased our customer satisfaction scores, energy industry and the while storms and challenges with gas shortages in Rhode Island and technologies that improve the downstate New York have caused some headwinds. As a result, electric grid, and then moved customer ease has remained relatively flat and improvements in trust onto the Technology Deployment have increased slightly. programme. Alongside a network of supportive colleagues she We continue to work towards quick and efficient storm response to met while participating in the improve these scores. We have improved our restoration efforts over programme, she strives to make the past decade by developing an emergency response team that a positive impact on energy works hard to service our customers. The team focuses on forestry, technology and evolve with a staging crews, materials, advanced analytics and reporting tools, changing industry. while employing a classification index that anticipates restoration times based on storm types. We demonstrated efficient and successful storm response in April 2020 when 70 mph+ winds caused power outages for over 200,000 customers across all of our jurisdictions. Scan here to view the story National Grid has a long history as a leader in economic development, investing in the communities across our territory. We have seen Evolve for the future record-breaking economic development grant activity in New York over Over the past few years, the Company has been hard at work the past five years. We help our customers evaluate infrastructure needs decarbonising the transportation sector. and improve productivity, efficiency and profitability so that they remain and grow in the region. In partnership with the Capital District Transportation Authority, National Grid deployed four electric public buses in Albany, New York. National The town of Lima, New York, recently experienced a significant Grid and the transportation authority will monitor the range, charging economic boost with the expansion of Bristol ID Technologies creating timelines, electricity usage and performance of the vehicles throughout new jobs within this rural community. The Company’s electric capital its route network. If the demonstration proves to be successful, the investment grant provided $118,000 to help offset the new electric Company will work with other transportation authorities to deploy more infrastructure required for this impactful business expansion, resulting electric buses across the region. in higher-volume production at a reduced cost and more clients. In upstate New York, National Grid’s EV charging programme surpassed Grow core business its EV charging installation goal. The Company originally planned to In September, the Massachusetts Department of Public Utilities (MADPU) complete 56 projects through this programme with an approximate approved an electric rate case, which enables us to deliver on important $3 million allocation. However, we have more than tripled that goal with investments in reliability and storm response, provide greater assistance the completion of over 184 projects. Over 40 of the programme’s site to income-eligible customers and support electric transportation and hosts serve disadvantaged communities. energy storage policies that are helping drive us towards a clean energy future. The Company had not updated its rates since 2016 and will not Looking ahead file a new rate case for Massachusetts Electric until 2023. In 2018/19, the Company announced the Accelerate Programme, an ambitious, three-year efficiency challenge that set out an aspirational In December, our Rhode Island Gas and Electric Infrastructure, Safety, target of a 20% efficiency improvement in operational and capital and Reliability (ISR) plans were filed with the Rhode Island Public Utilities expenses across the US business by 2020/21. The Accelerate Programme Commission (RIPUC). The plans provide mechanisms to fund maintaining is aimed at improving both the quality and cost‑effectiveness of our and upgrading the gas and electric distribution systems by replacing aging services to customers. This programme will continue to allow us to find equipment, addressing load growth, and responding to emergencies. a better way, so we can grow and serve customers long into the future. In addition, the Gas ISR plan allows for proactive replacement of As we forge ahead into our clean energy future, we continue to identify leak-prone pipe. Both of these plans were approved by the RIPUC in pathways for deep decarbonisation along with the states we serve, March 2020. focusing on the power, heat and transportation sectors. As one of the world’s largest investor-owned utilities, we will work alongside In the latest gas rate case, filed April 2019 for KEDNY/KEDLI, the policymakers to ensure we can deliver clean, safe, reliable and Company proposed a suite of demonstration projects to explore affordable energy to customers today and tomorrow. low-carbon heating solutions. The solutions are divided into programmes or technologies. The rate case is still underway. Over the past year, we have taken meaningful steps to develop low-carbon heating solutions. In coordination with all New York’s gas utilities, we have developed the RNG Interconnection Guideline. RNG is pipeline-compatible, gaseous fuel with lower lifecycle carbon dioxide equivalent emissions than geologic natural gas. The purpose of the guideline is to provide a necessary technical framework that can incorporate RNG into the natural gas distribution network. 41

National Grid plc Annual Report and Accounts 2019/20 Strategic Report National Grid Ventures and other activities Our NGV and other activities business Highlights performed well in 2019/20. We maintained This section relates to NGV, non-regulated businesses and other our focus on safety and reliability while commercial operations not included within the business segments. developing new projects to support the NGV, which operates separately from our core regulated units, is focused on investment in a broad range of energy businesses that operate in energy transition. competitive markets across the UK and US. Its portfolio includes electricity interconnectors, LNG storage and regasification, energy metering, large-scale renewable generation and competitive transmission. Customer first Our ‘other’ activities comprise NGP, the venture investment and innovation arm of National Grid plc, as well as UK property and US non-regulated businesses, which include LNG operations and BritNed availability Nemo Link availability corporate costs. In aggregate, the NGV and other segment delivered £237 million of 98.6% 96.1% statutory operating profit, £242 million underlying operating profit and (2018/19: 98.2%) (2018/19: NA) accounted for £885 million of continuing investment in 2019/20. IFA availability Interconnector capacity by 2024 As at 31 March 2020, our LTIFR was 0.05. This is better than our NGV target of 0.08. 91.4% 7.8 GW Operational performance (2018/19: 93.9%) Electricity interconnectors: NGV is the leading developer and operator of electricity interconnectors to and from the UK. NGV’s operational portfolio currently comprises 4 GW of interconnector capacity. Optimise performance BritNed is an independent joint venture between National Grid and TenneT, the Dutch transmission system operator. It owns and operates a 1 GW HVDC link between GB and the Netherlands. In 2019/20 BritNed’s Statutory operating profit Underlying operating profit availability was 98.6%. The England-France interconnector (IFA) is a 2 GW HVDC link between £237m £242m the French and British transmission systems, with ownership shared (2018/19: £400m) (2018/19: £400m) between National Grid and Réseau de Transport d’Electricité (RTE). In 2019/20, IFA’s availability was 91.4%. Adjusted operating profit Nemo Link is an independent joint venture between National Grid and Elia, the Belgian transmission system operator. It owns and operates a 1 GW HVDC link between GB and Belgium. Nemo Link’s availability £242m was 96.1% in 2019/20. (2018/19: £400m) LNG storage and regasification: Grain LNG is one of three LNG importation facilities in the UK. It operates under long-term take or pay contracts with customers and provides importation services of ship Grow core business berthing, temporary storage, ship reloading and regasification into the NTS. Utilisation of terminal capacity was 30.8% in 2019/20, up from 18.8% in 2018/19. Grain LNG set a record for the highest single-day Capital investment gas send‑out from a European terminal in November 2019. Grain LNG’s road tanker loading also offers the UK’s transport and £885m off-grid industrial sector a more environmentally friendly alternative to (2018/19: £623m) diesel or heavy fuel oil. The facility allows tanker operators to load and transport LNG in bulk across the UK via road or rail. UK metering: National Grid Metering (NGM) provides installation and maintenance services to energy suppliers in the UK’s regulated market. It maintains an asset base of around 8.8 million domestic, industrial and commercial meters, down from 9.9 million in 2018/19. US competitive transmission: NGV is a part-owner of Millennium Pipeline, which provides consumers in the northeastern US with additional natural gas infrastructure to meet growing demand for cleaner and more reliable energy. It is strategically positioned to serve utility and power plant loads across New York State and into New England. NGV is also a part-owner of New York Transco, which energised three new transmission upgrade projects in New York in 2016 that provide several ongoing benefits, including reducing upstate to downstate transmission congestion to save money for electricity consumers and offering better access to clean energy, and supporting the retirement of traditional power generation. The assets include the Ramapo to Rock Tavern 345 kV Line, Frasers-Coopers Corner 345 kV Line and Staten Island Unbottling. 42

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | National Grid Ventures and other activities US battery storage: NGV is a 50-50 joint venture partner with NextEra Energy Resources in two battery energy storage systems on Long Get to know our net zero Island. These include two 5 MW, 40 MWh battery energy storage workforce systems in East Hampton and Montauk, New York. The batteries have Erinn Sapsford, helped decrease emissions and enabled energy peak-shaving during Business Readiness the busy summer months on the eastern end of Long Island. Engineer 27-year-old Erinn Sapsford was UK property: National Grid Property deals with the management and tempted away from her original regeneration of our brownfield surplus estate in the UK. Our specialist career plans after enjoying an team works with our communities to return these redundant sites back ‘industry year’ at National Grid into beneficial use to provide new homes and employment opportunities during her Mechanical across the UK. Engineering degree. As a Business Readiness In 2019/20, we disposed of 34 sites and exchanged contracts on a Engineer, she applies her further five land sales, to facilitate the delivery of thousands of new skills to one of our key homes across the UK. Our joint venture with Berkeley Group, called projects, enabling St William Homes, has entered its sixth year and recorded its first profit the UK to import in 2019/20. Around 7,600 homes are already under construction more green across London and the South East. energy from Norway. Grow core business Electricity interconnectors: NGV will grow its interconnector portfolio by 3.8 GW in the next four years, with new subsea power links to France, Norway and Denmark. Construction continues on the 149-mile (240-kilometre) IFA 2 interconnector. Developed with RTE, the 1 GW subsea cable will connect Great Britain and France. The link is expected to be operational in 2020. North Sea Link (NSL) will connect Great Britain and Norway. Developed between National Grid and the Norwegian transmission system operator Statnett, NSL will be 447 miles (720 kilometres). The 1.4 GW link is Scan here to view the story expected to be operational in 2021/22. Preliminary construction works have now also commenced on the National Grid Property entered into a new joint venture agreement with Viking Link interconnector. Developed together with Danish transmission Places for People, one of the largest regeneration, development and system operator Energinet, Viking Link will be a 1.4 GW 472-mile property management companies in the UK and a registered provider (760-kilometre) long subsea link connecting Great Britain and Denmark. of affordable housing. As part of the venture, we aim to build up to 500 new homes on the first three sites, and delivering 10 sites into the joint NGV will have 7.8 GW of operational interconnector capacity when venture over the next three years. Viking Link becomes operational in 2023/24. Evolve for the future US large-scale renewables: NGV completed its acquisition of UK Carbon Capture, Utilisation & Storage (CCUS): In 2019 NGV Geronimo, a leading wind and solar developer in North America based launched Zero Carbon Humber, a consortium looking to develop the in Minneapolis, in July 2019. Since the acquisition, National Grid has world’s first zero-carbon industrial cluster in the UK’s Humber region announced the commercial operation of its 200 MW Crocker Wind Farm by 2040. Such a project would protect 55,000 jobs in the region and in South Dakota, along with the signing of a Power Purchase Agreement establish the UK as a world leader in CCUS technology. with Basin Electric Power Cooperative for its 128 MW Wild Springs solar project, also in South Dakota. These developments, together with further US offshore wind: Ørsted and Eversource, with support from NGV, are activities that build on their strong pipeline of future renewable energy developing the Revolution Wind offshore wind farm which was awarded projects, complement the 379 MW portfolio of operational wind and competitive tenders to supply electricity to distribution utilities in Rhode solar assets which are held in joint venture with Washington State Island and Connecticut. The proposed 704 MW wind farm will be Investment Board and operated by National Grid. located over 15 miles (24 kilometres) south of the Rhode Island and Massachusetts coasts. The project is expected to be operational by US competitive transmission: In April 2019, New York Transco’s 2023, pending permits and final investment decisions. NGV has the New York Energy Solution (NYES) was selected by the New York option to acquire the transmission connection between Revolution Wind Independent System Operator to provide transmission upgrades that and the onshore electric transmission network. will relieve congestion of New York’s bulk electric power system, while enhancing reliability and facilitating upstate clean energy resources to National Grid Partners: NGP is the venture investment and innovation the downstate demand centers. The upgrades will be taking place on an arm of National Grid. NGP’s portfolio at the close of the fiscal year existing 54.5-mile (88-kilometre) utility corridor and on utility-owned land. comprises 21 companies at a fair value of £134 million. New York Transco is well into the consenting and permitting process for the NYES project, which remains on track for a late 2023 service date. NGV expects to participate in additional public policy electric transmission projects in New York that will be necessary to accommodate increasing amounts of renewable energy, in particular offshore wind. UK property: St William continues to grow and we now expect the joint venture to deliver around 20,000 new homes across London and the South East. A further four sites have been negotiated into the joint venture during 2019/20 with further sites expected to be negotiated into the joint venture during 2020/21. In the next 12 months, we expect our St William Homes joint venture to complete construction of over 100 new homes across London. 43

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Our stakeholders As the Board of Directors, we prioritise our responsibilities to our different but interrelated stakeholder groups and wider society. We endeavour to ascertain the interests of our stakeholders and reflect them in the decisions that we make. We recognise that in balancing those different perspectives, it isn’t always possible to achieve each stakeholder’s preferred outcome. You can find out more about our key stakeholders and their interests, how we engaged with them and how this influenced decision-making in our ‘Section 172(1) Statement’ that follows. For more details on how our Board operates, including the matters it discussed and debated during the year, see pages 64 – 87. Communities and Our governments customers Our Society Our suppliers investors Our Our regulators colleagues 44

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Our stakeholders How we create value for our stakeholders The long-term success of our business is critically dependent on the We have provided some examples of how particular engagement way we work with a large number of important stakeholders. We aim outcomes were considered by the Board below, noting that these to create value for our stakeholders every day by maintaining levels of examples are not exhaustive in summarising all our stakeholder business conduct that are governed by our values. We continue doing considerations. Within each example, when outlining how the Board so as the energy landscape changes. considered the impact on a particular stakeholder group, we also list the broader range of stakeholders the Board considered as part of How our Board keeps up to date with stakeholder interests its discussions. Reporting and monitoring: Our Company-wide engagement collates information on stakeholder interests that informs business-level We considered the interests of our stakeholders in reviewing matters decisions, with an overview of developments being reported on a such as our liquidity and financial arrangements, our dividend, regular basis to the Board or a Board Committee. In some cases, this operational matters, for example resolving the gas supply issues in will be through an annual or more frequent round-up for the business New York City and Long Island and developing our business plans. area interfacing with the relevant stakeholder (this is generally the case You can also read more about how the Board showed regard for the for customers and suppliers). interests of various stakeholder groups through a worked example of its response to the COVID-19 pandemic on page 65. Direct engagement: In other instances, one or more members of the Board may be involved directly in the engagement (such as shareholder This section, How we create value for our stakeholders, serves as our or other investor networking). In each case, it is important for all members section 172 (1) statement. of the Board to gain sufficient understanding of the issues relating to every stakeholder, so their views are taken into account in Board discussions. The table below sets out our focus on the key relationships and shows how the relevant stakeholder engagement is reported up to the Board or Board Committees to help inform decisions made by Directors. Stakeholder How stakeholder interests have influenced decision-making group How we engage and communicate and the execution of our strategy Company engagement We recognise the importance of keeping an engaged shareholder The Company Secretariat team, together with the Company’s base so that we can closely monitor their interests. As such, the Registrar, engage with our retail shareholders throughout the year Company Secretariat team, in collaboration with our Registrar, to deal with enquiries relating to shareholdings. implemented an asset reunification programme in January 2020. Our investors This exercise provided us with an opportunity to re-unite as many – individual Board-level engagement shareholders as possible with their unclaimed assets. The shareholders programme will continue throughout 2020 and so far, as at 30 May Updates from Company-level engagement with shareholders 2020, £13 million was reunited with the respective shareholders are provided to the Board as appropriate. and we have re-engaged 8,372 shareholders on the register. The AGM and shareholder networking programme provide the Ongoing engagement between our investors and the political Board with valuable opportunities to engage with our shareholders. sub-group of our Executive Committee highlighted concerns All members of the Board attended the 2019 AGM to discuss around the UK Labour Party’s policy for state ownership of the UK proposals and answer shareholder questions as necessary. The operating companies. The Board, in line with its fiduciary duty to shareholder networking programme in 2019 included presentations, its shareholders, took steps to protect the value of shareholdings and a visit to our Gas National Control Centre in Warwick where in the event of UK state ownership. shareholder attendees had direct one-to-one contact with senior management, Board members and engineers across a two-day period. Views of other stakeholder groups considered Customers, Regulators, Communities and governments, Our During the shareholder networking programme and 2019 AGM, the colleagues, Suppliers Board members listened and responded to views of our shareholders. Any resulting actions were fed back to the businesses as necessary. Company engagement The investor perception study highlighted that senior management Over the year, the Investor Relations team held 436 investor was held in high regard and that the ability to maintain operational meetings across 10 countries and 26 cities: met with over 400 excellence is taken for granted. The survey further noted that there institutions, representing 49.9% of our share register; and hosted was an opportunity for the Company to raise the profile of the role it Our investors three site visits, offering investors the opportunity to meet divisional is playing in the energy transition and also emphasised the strategic – institutional management and view our assets. benefits of the combination of the Company’s UK and US assets. (equity investors and Our engagement programme focuses on updating investors on Our investors also expect that we stand for something far more than debt investors) the regulatory and operational progress in our UK, US and NGV providing economic returns. To facilitate the change towards net businesses, as well as the growth opportunities available to us. zero, in January 2020, we also announced the launch of our first green bond, issued by National Grid Electricity Transmission plc. During the year, the Debt Investor Relations team in Treasury held The €500 million proceeds from the bond issuance will finance meetings between senior Group Treasury representatives and debt electricity transmission projects with environmental benefits. investors in the UK, Continental Europe and the US. Topics covered included our financial results, US rate case filings and An ESG data book was published in the year to measure the overall bond issuance. The team also met with debt investors at various performance of the Company in operating responsibly, while conferences over the course of the year. creating positive social impact. In preparing this data book, we held discussions with investors to identify the most commonly used ESG Board-level engagement data providers, and reviewed these questionnaires to determine the most relevant data to communicate to investors. During this process The Board received regular feedback on investor perceptions over 400 questions were reviewed. Subsequently, these were and opinions about the Company and as part of our engagement consolidated and refined down to those included in this document. programme we provide the opportunity for our current and potential investors to meet with the Chairman, the Executive Views of other stakeholder groups considered Committee and operational management. Regulators, Communities and governments, Our colleagues Additionally, the Board received the results of an independent audit of investor perceptions where interviews were carried out with investors to establish their views on the performance of the business and management. The findings and recommendations of the audit were then reviewed by the Board. 45

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Our stakeholders continued How we create value for our stakeholders continued Stakeholder How stakeholder interests have influenced decision-making group How we engage and communicate and the execution of our strategy Company engagement The topics discussed and actions from Board and Executive Engagement with our people takes many forms, including Committee’s engagement with our people can be found on page 73. reviewing and implementing actions from the EES results; Employee Resource Group (ERG) sessions, which provide the The Board was pleased to see a continued improving trend in Our colleagues opportunity for ERG chairs and leads to discuss the importance overall employee engagement through the 2020 EES results. The and impact of their group and provide valuable feedback on introduction of the Leadership Index has allowed leaders to gain inclusion and diversity related topics; meetings with trade union feedback from their direct reports on areas where their personal representatives, and leadership offsites located at a range of actions, style and behaviours can have an immediate impact on different business locations in the UK and US. enablement and engagement. The Leadership Index will be a key focus area for 2019/20. Board-level engagement The annual EES provides senior leaders and the Executive Committee and Board with an insight into how our employees are feeling about the Company and its direction. Action plans are developed to progress any areas of improvements that are identified. The Board also conducts site visits and meets with a wide range of employees through our employee engagement programme: you can read more on this on page 73. The Executive Committee also received regular talent updates and considered the remuneration structure for senior management. Company engagement In the UK, discussions with our regulators have contributed to the UK – regular interactions with Ofgem and the Health and Safety productive outcome of key business issues such as: Executive. The Company also organises stakeholder fora and • the 9 August 2019 power outage: the Company had regular consultations with stakeholders, including members of the public, engagement with Ofgem and the UK government, and the Board Our regulators our suppliers and customers around specific projects and regularly discussed the outcome of investigations and reports proposed business plan submissions for RIIO-2. focused on this, including the response to Ofgem on the findings from the investigation. In January 2020, the Board welcomed We work with other networks and organisations outside of the Ofgem’s report on this incident which confirmed that our actions energy industry to identify good practice. did not cause the outage. • the future of our ESO business, which will be reviewed by Ofgem US – regular interface with both federal and state regulators and following legal separation last year. customers on an ongoing basis, as well as the pre-filing stakeholder engagement programme in the build-up to and during • RIIO-2 business plans: for the development of the RIIO-2 any rate case process. Specific engagement was undertaken business plans, we have followed Ofgem’s enhanced stakeholder regarding the decarbonisation pathways and the Niagara Mohawk engagement process, which is based on greater engagement Power Corporation advanced metering infrastructure. with our industry and end consumers to prioritise their needs in our RIIO-2 business plans. Three independent groups were Board-level engagement established to provide challenge throughout this process – two independently Chaired User Groups, (one for the ESO and one for The Board met with the Chair, CEO and incoming CEO of Ofgem in the transmission businesses) and an Ofgem Challenge Group. November 2019. The topics of conversation included our net zero Regular discussions were held at the Executive Committee and ambition, with a focus on practical solutions to move the agenda the Board on progress with stakeholder engagement, the forward. The discussions also covered RIIO-2. development of the RIIO-2 business plans and on interactions with the challenge groups. On invitation, the Chairs of the Chaired The outcomes of engagement activities are reported to the Independent User Groups met with the Board in 2019. appropriate forum and ultimately to the Executive Committee and Board. In the US, any rate case engagement is reported up to the Following a period of engagement with Ofgem, we submitted Executive Committee and the ordering of Executive Committee and our final business plans for RIIO-2 in December 2019. Thereafter, Board as appropriate. engagement has continued with Ofgem evidencing various aspects of the Company’s RIIO-2 business plans such as the formal The Board met with the Governor of Massachusetts and a member question and answer process to explore our RIIO-2 business plan of the Governor’s office in March 2019. Recognising the severity of submission ahead of its draft and final determinations later in 2020. the adverse reaction of various stakeholders to the gas moratorium that was enforced by the Company in downstate New York, the In the US we refined the Company’s regulatory strategy and Board commissioned two external reviews to understand how the business planning for rate cases and other US regulatory priorities. US business had made the original decision. Long-term solutions The Company’s rate case pre-filing stakeholder engagement are being implemented. programme has become a major contributor to the Company’s successful rate case outcomes. The external reviews conducted on the gas moratorium have highlighted lessons and recommendations which are already being implemented. In the short term, all affected customers have been contacted and plans are in place to make sure that they are connected to a gas supply in the near future. Medium- to long-term solutions that are in the best interests of our customers and regulators continue to be progressed. The Board is closely monitoring the output of these developments. Views of other stakeholder groups considered Customers, Investors, Communities and governments, Suppliers, Our colleagues. 46

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Our stakeholders Stakeholder How stakeholder interests have influenced decision-making group How we engage and communicate and the execution of our strategy Company engagement The Board agenda continued to be strongly focused on community Regular discussions and satisfaction surveys to journalists and governmental issues this year such as: and government. • the December 2019 UK General Election and the resulting exit from the European Union on 31 January 2020. We have continued Communities Policy and public affairs and in house US government relations teams to work with our UK regulators and the UK government to ensure and develop, grow and leverage the Company’s relationships with key that free trade agreements are negotiated for our interconnectors governments politicians, officials, wider stakeholders and influencers to ensure the so that consumers continue to reap their benefits. We have also Company is connected with legislation and government policy. looked after the interests of our European staff and sought to ensure continued co-operation in energy balancing across Engagement with local communities in the form of consultations Europe in the future. during construction phases of projects and work with • in the US, the impact on communities following the gas environmental education centres. moratorium in downstate New York was considered in depth by the Board and the Safety, Environment and Health Committee. We liaise with land owners and wider communities where the We progressed dialogue with the New York State Governor and Company has assets and we have established dedicated teams enacted settlement agreements and are now developing to manage relationships. long-term solutions. Board-level engagement • the clean energy agenda: UK and US governments and communities are strongly focused on carbon reduction activities. During the year, the Board received regular updates on the To focus on meeting our net zero commitment and embedding potential impact of renationalisation which had been included as a sustainability into our culture, we applied a sustainability lens policy in the Labour Party manifesto ahead of the December 2019 across our operations and challenged our businesses to commit UK General Election. Regular updates were also received in relation to challenging targets. In the US, at the state level, we have strong to Brexit. alignment with policymakers and regulators who, like us, are committed to a cleaner energy agenda. In the UK, we continue The downstate New York gas moratorium and feedback from to work to maintain access for customers to european energy engagement with the Governor of New York formed an important that is affordable and renewable, and the Board also approved part of the Board’s agenda for the US business. the Company’s announcement of its target to become carbon neutral by 2050. Views of other stakeholder groups considered Customers, Investors, Regulators, Suppliers, Our colleagues Company engagement In the UK, feedback received through our stakeholder-led RIIO-2 UK customer programme – we use several channels such as business plan provided an understanding on how satisfied our operational fora, liaison meetings, market research, stakeholder customers are with the service we provide. Their views on the events and interactive customer listening sessions to engage with outputs we should provide during RIIO-2, how these should be Our customers our customers. We have in place a robust governance structure delivered and the effect on their bills, were considered by the Board. to ensure our engagements and insights are shared at all levels. This includes a strategic meeting accountable for customer and In the US, we have incorporated ‘voice of the customer’ in Executive stakeholder experience across the UK core business. It is chaired Committee and Board papers and received feedback to support our by our UK Executive Director and attended by the UK Executive five new strategic imperatives which will guide our customer focus. Committee members on a quarterly basis. To support this, we have a committee made up of senior leaders from across the UK The Executive Committee and Board also received updates on the business. This governance is designed to ensure our pipeline of US KEDNY/KEDLI and Niagara Mohawk rate case filings. work addresses customer needs and continuously raises the bar. We also ensure customer experience remains one of our top Views of other stakeholder groups considered priorities by measuring and tracking progress against our customer Investors, Regulators, Our colleagues, Communities and experience strategy throughout the Company. government US customer team – collects and communicates ‘voice of customer’ feedback throughout the business, gathered via customer surveys on a tracking and ad hoc basis to measure customer sentiment of residential, commercial and wholesale customers. An online community of 6,000 residential customers enhances insight with fast and continuous feedback. We are also leveraging design to inform customer experience solutions, process changes and product development. Board-level engagement In the year, the Board received updates on both the UK and US customer strategies. Bi-annual reports were also submitted to the Board from the UK, US and NGV businesses. Company engagement In collaboration with our suppliers, our focus is on delivering Strategic relationship meetings are conducted regularly between low-carbon and sustainable schemes for our projects. We suppliers and the procurement team. established major contracts that will support our role in accelerating the clean energy transition. For example: Our suppliers We work closely with our suppliers and peers to build on our • the Board were updated on the six-year, £400 million contract knowledge and promote best practice in the industry to combat with Hochtief-Murphy Joint Venture, who will deliver the tunnelling issues such as climate change. and shaft work for the London Power Tunnels 2 project; and • the Board received an update on the chosen supplier, Balfour Board-level engagement Beatty, who had been chosen to be the civil works supplier for the Bi-annual reports relating to our suppliers were submitted to the Company’s interconnector to Denmark. The four-year, £90 million Executive Committee and annual reports to the Board. contract will deliver the British onshore civils works for the project. Views of other stakeholder groups considered Investors, Regulators, Communities and government, Customers 47

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Our commitment to being a responsible business In 2019, National Grid conducted a processes and policies. This brings together, and enhances, our focus on the environment, people and communities that have been at the core comprehensive review of where we can of our approach to responsible business for many years. create the most positive impact on society. We have committed to embedding the following five key elements of The resulting principles of responsibility being a responsible business into our strategy and goals. These are are being embedded to inform everything areas where the Company can create maximum total societal impact: the environment, our governance, our colleagues, the communities we do as a business. we serve and operate within, and the economy. This approach has informed and guided our response to the COVID-19 Responsibility at National Grid crisis, with a focus on caring for our colleagues, supporting the Our purpose is to “Bring Energy to Life” and we do this through the communities and customers we serve, and helping protect and delivery of the electricity and gas that powers our customers and restore the economies we operate within. communities; safely, reliably, and efficiently. But we also have an important role as a responsible citizen in society as a whole, in our Our approach to reporting communities, and as a responsible employer. This section contains information relating to the key focus areas that are considered material to shareholders, as identified by our internal review To further this ambition, during 2019/20 we applied the lens of being a of total societal impact. purpose-led organisation, including the principles of an ESG (Environmental, Social and Governance) framework, to review and adapt the way we We have rigorous policies in place that support our approach to manage our business responsibly, looking at everything from our strategic corporate responsibility and we report on a number of non-financial investment process, to our role in the community, to our procurement performance measures relating to these policies. Our principles of responsible business Governance Our communities Ensuring that our governance Delivering sustainable mechanisms reflect our energy safely, reliably, commitments and ensure that and affordably; ensuring the principles of responsibility they get the benefits. guide us in everything we do as a business. Our purpose To Bring Energy to Life Our vision To be at the heart of a clean, fair and The economy affordable energy Environmental Powering society, future Enabling a fair and partnering with affordable transition regulators, our business to a clean energy partners and suppliers. economy. Our colleagues Delivering sustainable energy safely, developing the right skills to enable and accelerate the energy transition. 48

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Our commitment to being a responsible business “In early 2020 we launched a Company-wide community investment strategy to Our communities ensure that our programmes We are committed to delivering sustainable energy safely, reliably and affordably for the communities we serve. In 2019 we recognised the enable skills development importance of ensuring that our communities enjoy the benefits of the clean energy transition and that no one should be left behind in with a focus on lower-income delivering those benefits. communities.” These shifts in our sector will require investment. We are committed to working with the communities we serve to help them meet, or exceed, their overall climate and carbon ambitions, and we will look to do so in an affordable way. As we develop long-term affordability targets, we will ensure that National Grid’s cost to our customers is reported 45,000 £47m transparently on an annual basis. (2018/19: £54m) Jobs to be created across As well as affordability, the principle of fairness is also important. We the UK and US to support Contribution of our corporate will play our role in ensuring that no-one is left behind in the transition to lower-income communities responsibility work clean energy, and that the associated benefits are enjoyed by all. A fully decarbonised transportation infrastructure, for example, should be accessible by everyone across the communities we serve. Finally, we embrace our responsibility to maintaining the delivery of energy Part of our responsibility is to serve society fairly and affordably. In the US to the communities we serve, safely and reliably. we already care for vulnerable customers with low-income programmes, bill discounts and free energy efficiency advice. In response to the COVID-19 Engaging with our communities crisis, we have expanded customer support, paused late payment collections activities, and placed a freeze on related service cutoffs. We regularly seek feedback from our customers to find out what they think of us and the services we provide, and take the appropriate action In the UK, National Grid established a £150 million Warm Homes Fund. to improve and exceed customer satisfaction. You can read more about This is the largest private sector investment in energy efficiency ever our customer satisfaction performance on page 18. made in the UK, and is designed to support local authorities, registered social landlords and partnerships to help approximately 50,000 Supporting communities to thrive households suffering from fuel poverty. Protecting vulnerable customers Responsibility in our communities means safely maintaining the resilient remains a key priority as we seek to ensure that no-one gets left behind energy systems society expects and has become accustomed to, as in the transition. And by engaging with customers to reduce their energy well as ensuring that our economic and social role in the community has usage, we can also help them reduce their carbon emissions, the greatest possible positive impact. That’s why we partner with charity contributing to the overall decarbonisation of the economy. organisations and encourage and enable our employees to volunteer to work with them. In early 2020 we launched a Company-wide community Reliability and resilience are part of our regulatory duty, but also our social investment strategy to ensure that our programmes enable skills development contract. There isn’t a choice between a clean energy system and a with a focus on lower-income communities. These programmes are reliable one. Due to the effects of climate change, we expect our network intended to create employment opportunities in the energy sector, related will need to be more prepared to recover from extreme weather events, to the clean energy transition. We are committed to tracking programme and we are committed to ensuring the reliability of supply, as well as participants from initial interaction all the way through to eventual playing a leading role in disaster recovery. employment either at National Grid, our partners, suppliers or other organisations involved in the challenge of meeting net zero. Our goal is to create 45,000 jobs across the US and UK through this new initiative. Case study – UK Case study – US The Hinkley Connection Project Ideal Dairy Farm, New York Our project will connect the UK’s first nuclear power station for a The New York State Energy Research and Development Authority and generation; introduce T-pylons to our network; and release low-carbon National Grid work collaboratively to deliver technical and financial and renewable energy from the south west. It’s a positive and exciting resources to the agriculture community across New York State. We are future. Getting there, however, means impacting communities with pleased Ideal Dairy, LLC has been a beneficiary of this scheme. construction for seven years. Energy costs are a significant expense for a farm. Expansion has always In return, we’re helping local people create a future of their own and are been part of Ideal Dairy farm. Recognising the importance of greater investing in the local economy via adult skills and employment. Working economies of scale, Ideal Dairy decided to proceed with a multi-million with stakeholders we have created bespoke training and support for the dollar expansion project. National Grid provided financial incentives for long-term unemployed. Our aim is to help more than 300 long-term the energy-efficient equipment as well as an economic development unemployed into work; so far, 49% of those under training have gained grant for a new commercial underground three-phase 1,600 amp service employment. to support this expansion. The new well-lit parlour and barns with efficient ventilation systems keep the areas bright and comfortable for We listened to government agencies, local authorities, job centres and the cows and workers. This optimises production. charities – as well as our customer, EDF. Their feedback helped us design a course that responds to local labour markets and, with retention Ideal Dairy has grown from 1,230 cows in 2016 to 2,300 cows while a key challenge, encourages trainees to complete it. Based on doubling production to 22,000 gallons of milk a day through efficiencies. stakeholder feedback, we emphasised traffic management training. With the success of this project, they added a freestall barn in 2019 and plan for another one in 2021. They anticipate this will enable them to grow Stakeholders challenged us to focus training in areas most affected by to 3,000 cows. Through this expansion, Ideal Dairy is improving the construction and we are now revisiting our approach. environment by reducing their energy consumption, and keeping their workers satisfied, whilst serving their community. Through our commitment to benefit the communities in which we operate, we are connecting with people, as well as low-carbon generation, leaving a legacy of job creation and upskilling. 49

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Our commitment to being a responsible business continued Environmental: The path to net zero We are embracing our role at the heart of the energy system and “In 2019 we furthered our understand the critical role we play in tackling climate change. The markets in which we operate have announced ambitious carbon commitment to combating reduction targets and further legislative actions are anticipated in all our markets. These targets will be challenging and we embrace climate change with the the opportunity to support the delivery of these goals. announcement that we will While the biggest impact we can have is supporting the economy-wide clean energy transition, it is important we also reduce our own direct aim to achieve net zero for impact on the environment. our direct emissions by 2050.” In 2012, we developed our environmental sustainability strategy, “Our Contribution”, to set a framework for embedding sustainable decision- making into our business operations. We focused on three key areas – Our Contribution Progress Highlights climate change, responsible use of natural resources and caring for the natural environment – and set targets to deliver progress through the End of Calendar Progress through end of 2020. In 2019/20, we have continued to advance our work. Metric Year 2020 Target 2019/20 Reduce Scope 1 and 2 45% reduction 70% reduction We continue to focus on carbon reduction being factored into both GHG Emissions our major investment decisions and our tender process for major construction projects. These actions encourage not only our teams, Send zero office waste 100% from major sites 95% but also our supply chain to deliver lower-carbon solutions. Supply chain to landfill emissions are classified as Scope 3 emissions and, as such, the tender Reuse or recycle 100% by 2020 100% carbon weighting will help us reduce our Scope 3 emissions. recovered assets We also have programmes in place to ensure that we are making Recognise and 50 sites 50 sites with 8 improvements to the natural environment. One such programme focuses enhance the value of additional sites us on finding better ways to deliver an increase in environmental benefits our natural assets in progress on non-operational land, while working with local partners and communities. Carbon pricing Implement carbon On track to complete Work under this programme prioritises local environmental benefits, for pricing in major in major business example increasing pollination, community access to green space and investment decisions areas by end of 2020 bio-diversity (see the Pollinator Meadow Project case study below). Case study – US Case study – UK Pollinator Meadow Project – Pawtucket, Rhode Island Chairman’s Awards: Save Evie’s Whale Our electric transmission corridors must be regularly maintained to The annual Chairman’s Awards are a demonstration of how we use prevent vegetation from endangering the wires. We see this as an governance to bring our purpose, vision and values and the role we play opportunity to practise environmental stewardship. in society to life. Every year more than 150 teams submit entries that show how the work we do at National Grid contributes positively to our As meadows are becoming rare as more New England pastures grow people, our customers and communities now and in the future. back into forests, transmission line corridors are increasingly important as low growing-shrub and meadow habitat. To assess the viability and In 2019 the “Save Evie’s Whale” campaign was chosen as the winner practicality of incorporating wildflower plantings into our vegetation of the Chairman’s Awards at an event in New York. The campaign was management program, we implemented a pollinator pilot project in inspired by Evie O’Grady, the seven-year-old daughter of one of our Pawtucket, Rhode Island. During this pilot, we converted almost two employees, who made a drawing of a whale – because she was so upset acres of transmission line corridor to wildflower meadow. The project about the number of whales dying due to plastic pollution in our oceans. was a success and the flowers continue to flourish. We will continue to Evie’s drawing and her story became an inspiration to encourage monitor the project and are committed to creating at least one new employees to think about the environmental impact of single-use plastics. pollinator site in the US per year, over the next five years. In June 2019 we made a commitment to remove single-use plastics from sale at our UK offices by 2020. Projects like these not only help the environment, but also allow us to build connections with local environmental organisations and customers and The “Save Evie’s Whale” campaign brought that commitment to life and increase public understanding of our vegetation management programmes. provided a platform to engage with employees and suppliers about reusable cups and other materials, and effective recycling behaviours. Piloted in our Warwick UK offices, with the campaign we have successfully eliminated plastic straws and plastic cutlery and eliminated over 46,000 polystyrene containers and 22,000 plastic containers going into general waste annually. The programme also created significant cost savings by reducing the use of consumables, improving recycling rates, and cutting the volume of waste generated. “Save Evie’s Whale” has since been rolled out in offices across the UK, and also at local schools and community groups, inspiring behaviour change in society. Over 4 million pieces of single-use plastic have so far been eliminated. 4 million+ pieces of single-use plastic eliminated 50

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Our commitment to being a responsible business Building on earlier actions to manage office waste, we launched waste To achieve these targets, we will also progress our emission reductions reduction campaigns across our offices in the UK and the US. In the UK by continuing, and accelerating, current emissions reduction we have eliminated over four million items of single-use plastics, mainly programmes, and by looking for new, innovative ways to reduce our related to food and beverages (see the Save Evie’s Whale case study emissions. We are reducing leakage from our gas pipelines through our on the previous page). In 2019, we also diverted 95% of office waste gas mains replacement programmes and through innovative robotic from our targeted sites away from landfill, and are aiming to complete pipe sealing techniques. We are piloting the use of parts of our gas work at the remaining sites in 2020. network for the distribution of hydrogen and RNG. We are working with suppliers to evaluate potential alternatives to SF6. Our Further Commitments to Reducing our Impact and Achieving Net Zero Energy efficiency is one of our key focus areas. We have ongoing energy reduction targets in our US and UK core office facilities. As an example As we work to meet our 2020 ‘Our Contribution’ commitments, we of our progress, in the UK, we have exceeded our target by reducing will continue to reduce our carbon footprint, maximise the value of energy consumption by 11% from a 2015/16 baseline. In the US, we our resources and enhance the environment; however, we recognise performed whole-building LED replacements at two of our key locations that we can do more to combat climate change and improve the and expect to yield annual site electricity savings of 6% and 17%. We are environment. To accomplish this, as part of our Responsible Business also working to reduce our transport energy use through the purchase review, we are developing new metrics and targets to further challenge of alternative fuel fleet vehicles and employee programmes promoting us and allow for monitoring and evaluating our performance. These will the purchase/lease of electric vehicles. be announced later this year. For the US and UK, our operational energy use is 2,330 GWh, our The cornerstone of our revised targets is our commitment to achieve net facilities energy use is 285 GWh, our transport energy use is 405 GWh zero for our scope 1 and 2 greenhouse gas emissions by 2050 that was and electricity energy losses from our networks are 12,311 GWh. US announced in November 2019. This replaces our previous target of an generation is also responsible for 12,892 GWh. In these figures, facilities 80% reduction by 2050 to better align with our ambitions. We also set energy use is defined as the energy used in powering and heating our more ambitious interim targets for our emissions reductions of 80% by offices, whilst operational energy accounts for energy used in fulfilling 2030 and 90% by 2040. our primary business. Transport covers business travel, including our own fleet, hire cars and personal car use for business. Understanding National Grid’s greenhouse gas emissions We have committed to achieving net zero We monitor and report our greenhouse gas emissions in accordance with emissions for our Scope 1 and 2 emissions the World Resources Institute and World Business Council on Sustainable by 2050. Most of our Scope 3 emissions are Development Greenhouse Gas Protocol. emitted from two key business activities: the sale of gas and electricity to customers Scope 1: Direct Emissions from the operational activities of National Grid. in the US (82%) and the purchase of goods Scope 2: Indirect Emissions from gas and electricity purchased and used and services (18%). We are working with by National Grid. our customers and our supply chain to reduce Scope 3 emissions and assessing Scope 3: Other Indirect Emissions from activities occurring from appropriate targets for our Scope 3 sources that National Grid does not own or control. emissions to align with pathways to 2050 targets. Our main sources of greenhouse gas emissions are shown below. Key: Greenhouse gas emissions included in our net zero target Scope 2: Indirect Scope 3: Indirect Scope 1: Direct Scope 3: Indirect Upstream Our operations Downstream Scope 2 Scope 3 Scope 1 Scope 3 • Line losses from • Purchased goods • LIPA electricity • Use of ‘sold product’ • Waste management our electricity and services generation or emissions from transmission and • Business travel • Leaks and venting our customers’ distribution lines from our gas use of the gas • Employee and electricity we • Energy purchased for commuting transmission and use at our facilities distribution systems purchase on their behalf • Use of electric drive • SF6 leaks from our compressors in our electric equipment gas business • Fleet vehicle use • Gas-fired compressor use 51

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Our commitment to being a responsible business continued Our colleagues We employ around 23,000 people, located both in the UK and the US. “We create an environment Our people are the lifeblood of National Grid. Their safety and wellbeing are our primary concern and a priority for every one of us at National Grid in which our employees can – they underpin everything we do. Any safety incident is one too many and we continually strive to improve safety for our employees. Our make a positive contribution, ambition is to ensure that all of our employees and contractors are able to go home safely at the end of each and every day. develop their careers and Our COVID-19 response started with supporting our people to work reach their full potential.” safely from home or as required in the field for essential activity, and to support their physical and mental health needs wherever they are. We have also facilitated volunteering opportunities during the crisis, and Employee engagement score The Times increased paid-time available for volunteerism. Preparing our colleagues for the clean energy transition 77 Top 50 Responsibility towards our people also means training them and (2018/19: 73) Employers for women (re)skilling them for the evolving needs of our businesses. The necessary skills and profiles of our employees and those at our partners and competitors are changing. We need forward-thinking, creative minds to help meet the challenges we face in connecting people to the energy Living wage they use. We anticipate a number of areas of increased focus in the future, such as data analytics to manage more complex grid flows and In the UK, we are accredited by the Living Wage Foundation. Our the customer interactions needed to balance supply and demand. We commitment to our direct employees extends to our contractors and will also need skills to design and implement new energy technologies, the work they do on behalf of National Grid. We believe that everyone such as renewables and heat pumps. Technicians will have skills to should be appropriately rewarded for their time and effort. We also go install and maintain energy efficiency measures and technologies as above the Living Wage requirements and voluntarily pay our trainees well as skills to support the deployment and enablement of new the Living Wage. heating technologies such as hydrogen and change management skills to bring society along in the green transition. In 2019 National Grid We undertake a Living Wage review each year to ensure continued commissioned a “Net Zero Skills Report” to identify the jobs needed alignment. We also increase individual salaries as required. to help society achieve net zero and provide a basis for engagement with stakeholders working on the challenge alongside us. Our culture The culture we strive for stems from embracing our values: every day we Investing in our colleagues do the right thing, find a better way and make it happen. You can read Our people and our communities will benefit from the time and financial more about our values on page 12. We also know that building sufficient investments we are making in ensuring that the future skills needed for capability and leadership capacity (including effective succession planning) National Grid, and the broader energy industry, are available. We are is an important factor in delivering our vision and strategy. You can read developing national and local skills development partnerships and more about how we are mitigating the risks in this area on pages 22 – 25. initiatives, with a focus on the lower-income communities we serve. We aim to give access to 45,000 young people from these communities Health and wellbeing over the next five years, tracking their progress from first interaction right We take a proactive, risk-based approach to managing health and through to employment at National Grid, our partners and suppliers, wellbeing at National Grid. We continue to focus our efforts on creating or adjacent companies and industries. Our employees are expected sustainable wellbeing behaviour change within our workforce. We do to play a critical role in these programmes. this mainly through education and training and by managing our key wellbeing risks. Keeping our colleagues safe The safety of all our employees, contractors and the general public is Our wellbeing programme focuses on musculoskeletal injury prevention of prime importance to us. We measure the safety of our employees and mitigation, chronic disease prevention, support for a healthy lifestyle and contractors and this is reflected in our KPIs, shown on page 20. and mental wellbeing. We engaged in mental health awareness week To ensure we maintain our high standards of safety performance, we focusing on tools to support managers and employees dealing with have effective policies, procedures and training in place so we can mental health and wellbeing. The training has been well attended. continue to perform at the level we and our stakeholders expect. We supported World Mental Health Day to focus on suicide prevention and encouraging employees to talk and help remove stigma. In 2019, Delivering energy every second of every day is critical to the functioning the UK and NGV businesses signed up to the Mental Health at Work of the economies and communities we serve. The reliability of our energy Commitment focusing on six key commitments which are implemented networks is one of the highest priorities after safety. Our networks and monitored through the Thriving at Work standard. In the US, we are continue to provide reliability running at more than 99.9% availability tackling musculoskeletal and soft tissue injuries through preventive in both the UK and US. You can read more about this on page 19, athletic training programmes to encourage stretching and flexing and find out how we manage our operational risks on pages 22 – 25. before undertaking manual tasks. In 2019, the US launched a Fatigue Risk Management System, with essential training for employees and Engaging with our colleagues supervisors to identify and mitigate fatigue risk in each area of Operations. Through a third-party partner, we carry out an annual EES to measure Gender pay gap engagement levels and to help us address areas employees believe we need to improve. Employee engagement forms one of our KPIs – you We review gender and ethnicity pay gaps annually in both the UK and can read more about this and our performance on page 20. US and although we are broadly comfortable with our performance, we continue to strive to recruit and develop more women and ethnic minorities. For more information about our UK gender pay, visit our website at: www.nationalgrid.com/careers/understanding-our-uk- gender-pay-gap 52

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Our commitment to being a responsible business Promoting an inclusive and diverse workforce We continue to participate in numerous awards and benchmarks National Grid is dedicated to building a workforce which is representative to recognise the great work of our colleagues (including Disability of the communities we serve, in all aspects of diversity. We also continue Confident, The Times Top 50 Employers for Women, Best Places to provide an inclusive culture across each stage of our colleague journey. to Work for LGBT Equality and Forbes 2019 Best in State Employer; we were also shortlisted in the Top 10 Outstanding Employers at The Our inclusion and diversity policies demonstrate our commitment to Ethnicity Awards for 2019). These also offer us the opportunity to learn, providing an inclusive, equal and fair working environment by: focus our strategy and continually improve our approach to inclusion and diversity. We have close partnerships with external best practice • driving inclusion and promoting equal opportunities for all; organisations and are active members of sector- and industry‑wide • ensuring our workforce, whether part-time, full-time or temporary, groups which ensure we are sharing best practice and campaigning is treated fairly and with respect; at a sector-wide level for greater inclusion for all. • eliminating discrimination; and • ensuring that selection for employment, promotion, training, Our policy is that people with disabilities should be given fair development, benefit and reward is based on merit and in line consideration for all vacancies against the requirements for the role. with relevant legislation. Where possible, we make reasonable adjustments in job design and provide appropriate training for existing employees who become We are committed to transparency and reporting annually on our progress disabled. We are committed to equal opportunity in recruitment, on BAME and female representation on our Board, at manager level, promotion and career development for all employees, including those among new joiners and our workforce as a whole. We remain focused with disabilities. Our policy recognises the right for all people to work on bringing the best diverse talent into our organisation and supporting in an environment that is free from discrimination. them to reach their full potential. The gender demographic table that follows shows the breakdown in We also adopt this approach to our future talent, with our Apprenticeship numbers of employees by gender at different levels of the organisation. and Graduate programmes actively encouraging applications from diverse We have included information relating to subsidiary directors, as this is candidates. During 2019/20, in the US we attracted 31% female applicants required by the Companies Act 2006 (Strategic Report and Directors’ and 51% ethnically and racially diverse applicants to our graduate Reports) Regulations 2013. development roles. We also took 36% female applicants and 52% ethnically and racially diverse applicants into our internship programmes. We define ‘senior management’ as those managers who are at the Our UK Graduate Programme attracted 25% female applicants and 57% same level, or one level below, the Executive Committee. Our definition ethnically and racially diverse applicants. Our UK Industrial Placement also includes those who are directors of subsidiaries, or who have and Student Internship programmes attracted 28% female applicants responsibility for planning, directing or controlling the activities of the and 45% ethnically and racially diverse applicants. Group, or a strategically significant part of the Group, and are employees of the Group. A total of 18.3% of our workforce have declared themselves to be of ‘minority’ racial or ethnic heritage and we currently have 24.7% Gender demographic as at 31 March 2020 females across our total workforce. We are very much aware, however, Our Senior Whole of the number of ‘declined to state’ responses we have across all diverse 1 2 3 characteristics and as a result in 2019/20 we launched our #thisisme Board management company campaign, not only to increase our disclosure rates, but also to demonstrate number number number our commitment to a culture of openness and security for colleagues to share who they are. This year also saw a number of our most senior leaders Male 8 165 17,379 participate in reverse mentoring. This allowed them to get a different Female 4 82 5,690 perspective on life, not only at National Grid but also more generally. This has provided a mutual knowledge share and dialogue between Total 6 12 247 23,069 senior individuals from our organisation and more junior individuals from a diverse range of background with fantastic feedback from all parties. Male (%) 66.7 66.8 75.3 Female (%) 33.3 33.2 24.7 We continually work to ensure our application, assessment, development and training provisions more broadly, are all inclusive 1. ‘Board’ refers to members as defined on the Company website. and accessible. We offer our current colleagues training and 2. ‘Senior management’ refers to Band A/B employees as well as subsidiary directors. development programmes which ensure they are aware of acting 3. This measure is also one of our Company KPIs. For more information, see page 20. on bias, while providing specific development programmes for our diverse colleagues in both the UK and US. We have 17 Employee Resource Groups (ERG) (11 in the US; 6 in the UK), which are all highly active and visible across the business, with events and awareness-raising campaigns throughout the year (including a strong presence at WorldPride in New York this year). Our ERGs also provide a crucial support network to our diverse colleagues. 53

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Our commitment to being a responsible business continued Total headcount as at 31 March 20204 Employee turnover The tables below show the breakdown of employees by work pattern Turnover is defined as employees who have left in the last 12 months and diversity. as a percentage of headcount last year. Voluntary turnover relates to employees who have left through either resignation or retirement. Work pattern Non-voluntary attrition includes any other leave reasons – including dismissal and severance. Full-time Part-time5 number % number % Voluntary Non-voluntary Total UK 6,027 95.3 294 4.7% % % US 16,629 99.3 119 0.7 UK 6.4 4.8 11.2 Total 6 22,656 98.2 413 1.8 US 7.7 1.6 9.3 6 4. In scope are active, permanent employees. Out of scope are temporary employees. Total 7.4 2.4 9.8 5. Employees recorded in our system as part time, or have <1 full time equivalent. 6. Included in ‘Total’ are Non-executive Directors and Executive Directors. Gender Male Female National Grid traditionally has low voluntary turnover and high employee tenure, driven by high engagement and good career opportunities as number % number % evidenced by our high internal churn rates. Non-voluntary attrition is in the majority comprised of severance. UK 4,548 72.0 1,773 28.0 US 12,831 76.6 3,917 23.4 Training days per employee From 1 April 2019 to 31 March 2020, the total number of training days Total 6 17,379 75.3 5,690 24.7 delivered per employee (as recorded in our HR systems), across the whole Company was 6.0 days (2018/19: 5.3). There was also a reduction in Ethnicity demographic as at 31 March 2020 training activity towards the tail-end of March as a result of the COVID-19 ‘Minority’ refers to racial/ethnic heritage declarations as recorded in our lockdown in both our UK and US businesses. system. Those who have not stated their ethnicity are excluded from the baseline. Promotion rate The table below shows the rate of promotion within the business. White 17,482 Promotion rate is defined as the number of employees who were promoted to a higher grade as a percentage of headcount last year. Minority 3,918 Declined to state 1,669 Promotion rate % White (%) 81.7 UK 14.1 Minority (%) 18.3 US 16.1 Total 15.5 The economy Our economic contribution to society comes primarily through the “We are fair to our suppliers delivery of safe and reliable energy. Crucially, we make sure energy reaches homes and businesses safely, reliably and efficiently. But our and committed to paying contribution as a responsible, purpose-led business also comes as an employer, a tax contributor, a business partner, and community partner. them promptly.” We help national and regional governments formulate and deliver their energy policies and commitments. Our approach to regulatory consultation is to seek a framework that puts consumers at the centre We are fair to our suppliers and committed to paying them promptly. of our price control, while enabling the clean energy transition. Evolving We also influence our supply chain to operate as responsible businesses, that partnership to help enable the clean energy transition and slow the requiring all suppliers to share our commitment to respecting, protecting pace of climate change before it cannot be reversed, will also be key in and promoting human rights. protecting future economic growth, and safety and wellbeing in society. This includes alignment to the United Nations Compact Guiding Our geographic footprint means that our economic contribution is felt Principles, the International Labour Organisation standards and the in lower-income communities that can truly benefit from the ripple effect Ethical Trade Initiative Base Code as a reference standard. of our local presence, from rural communities in New England, to the UK where most of our economic contributions are made outside London. Our tax contribution helps to fund services and we are committed to a coherent and transparent tax policy and recognise our economic role in society in doing this (more information on tax can be found on pages 28 – 37). 54

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Our commitment to being a responsible business Governance Our approach to corporate governance plays an important role in “Our Code of Ethical helping us develop our culture at National Grid – a culture that embraces diversity and inclusion, and an environment where everyone can fulfil Business Conduct sets their potential. Our Board will continue to play a vital role in setting the tone right from the top. We apply a robust framework to ensure that out the standards and stakeholder considerations are suitably captured and enhancements made to strengthen the views of stakeholders in the boardroom. behaviours we expect from Human rights all employees to meet our Respect for human rights is incorporated into our employment practices and our values, which are integral to our Code of Ethical Business values of Do the Right Conduct – the way in which we conduct ourselves allows us to build trust with the people we work with. We earn this trust by doing things Thing, Find a Better Way in the right way, building our reputation as an ethical company that our stakeholders want to do business with, and that our employees want to and Make it Happen.” work for. We were recently recognised by Ethisphere as one of 2020’s World’s Most Ethical Companies. Although we do not have specific policies relating to human rights, slavery or human trafficking, our Global Ethical business conduct Supplier Code of Conduct (GSCoC) integrates human rights into the way we do business. Throughout our supply chain alongside other areas of Our Code of Ethical Business Conduct sets out the standards and sustainability we create value, preserve natural resources and respect behaviours we expect from all employees to meet our values of Do the the interests of the communities we serve and from which we procure Right Thing, Find a Better Way and Make it Happen. The document is goods and services. Through our GSCoC, we expect our suppliers to issued to all employees and is supported by a global communication comply with all legislation relating to their business, as well as adhering and training programme to promote a strong ethical culture. Additionally, to the principles of the United Nations Global Compact, the International we provide briefings for high-risk areas of the business, such as Labour Organisation (ILO) minimum standards, the Ethical Trading Procurement. Our Code is updated every three years and is currently Initiative (ETI) Base Code, the UK Modern Slavery Act 2015, the US being updated with a release date later in 2020. In addition, we have Trafficking and Violence Protection Act 2000 and, for our UK suppliers, a new Ethics Business Management Standard which provides a the requirements of the Living Wage Foundation. framework around our ethics programme and describes what is expected of the business. Anti-bribery and corruption Compliance framework We have policies and governance in place that set and monitor our approach to preventing financial crimes, fraud, bribery and corruption, Each of our business areas is required to consider its specific risks and including our Code of Ethical Business Conduct (covering bribery and maintain a compliance framework, setting out the controls it has in place corruption). We have a Company-wide framework of controls designed to detect and prevent bribery. As part of our compliance procedure, the to prevent and detect bribery. business is asked to self-assess the effectiveness of its controls and provide evidence that supports its compliance. We investigate all allegations of ethical misconduct thoroughly and, where appropriate, we take corrective action and share learnings. We Each year, all function heads are asked to certify the compliance in also record trends and metrics relating to such allegations – only a small their area, and to provide details of any exceptions. This culminates percentage of these relate to bribery or corrupt practices, so we do not in presentation of a Certificate of Assurance from the Chief Executive consider them to be material for reporting purposes. to the Board (following consideration by the Audit Committee). Governance and oversight Working with our supply chain We review and update our framework regularly so we can make sure our Our GSCoC is issued to our suppliers annually and sets out our procedures remain proportionate to the principal risks we have identified. expectations and fundamental principles, including preventing and detecting bribery and corruption, which should extend into the supply Our UK and US Ethics and Compliance Committees (ECC) oversee the chain. All our suppliers must comply with all laws relating to their Code of Ethical Business Conduct and associated awareness programmes. business which includes human rights, business ethics, resilience, Any cases alleging bribery are required to be referred immediately to the supplier diversity, skills development and environmental sustainability, relevant ECC so the members can satisfy themselves that cases are as well as adherence to the principles of the United Nations Global investigated promptly and, where appropriate, acted upon, including Compact, in accordance with all applicable local, state, federal, national ensuring any lessons learnt are communicated across the business. and international laws or regulations including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977. We provide specific The Audit Committee receives an annual report on the procedures currently guidance and briefings for high-risk areas, so contractors, agents and in place to prevent and detect fraud and bribery. You can read more about others who are acting on behalf of National Grid do not engage in any the Audit Committee’s role on pages 76 – 81. None of our investigations illegal or improper conduct. over the last 12 months have identified cases of bribery. Whistleblowing Anti-financial crimes policy We have confidential external speak-up helplines available 24/7 in all the We have launched a new Anti-Financial Crimes policy which applies regions where we operate. We publicise the contact information to our to all employees and those working on our behalf. It sets out our employees and on our external website so concerns can be reported zero‑tolerance approach to bribery, fraud, money laundering, tax anonymously. Our policies make it clear that we will support and protect evasion and other corrupt business practices. whistleblowers and any form of retaliation will not be tolerated. To ensure compliance with the UK Bribery Act 2010 and other relevant legislation, we operate an anti-financial crime risk assessment process across the Company to identify higher-risk areas and make sure adequate procedures are in place to address them. Fraud and bribery risk assessments are conducted annually across the business. As part of our global training strategy, we introduced an e-learning course for all employees so they can adequately understand the Company’s zero-tolerance approach to fraud, bribery or corruption of any kind. 55

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Our commitment to being a responsible business continued Preventing modern slavery We also facilitated an industry masterclass to discuss common issues We strive to prevent modern slavery from taking place anywhere in our in the sector and work more closely together to increase awareness and business or in our supply chain. drive positive change. We expect all our suppliers to be compliant with the Modern Slavery Act We are an active member of the United Nations Global Compact and to publish a Statement if required. Each year, we update our own Modern Slavery Working Group, signatories to the Construction Statement and publish this on our Company website in line with the Protocol, and are working with Achilles to develop a community Modern Slavery Act’s requirements. In 2019, our Statement was approach to address the issue. We are also revising our procurement independently assessed by Development International, a new ranking process, so that modern slavery criteria and identifying human rights of the nation’s largest publicly listed organisations, and we were listed risks form part of our sourcing process. in the top quartile for FTSE 100 listed companies. In 2018, we were also assessed by the Business & Human Rights Resource Centre (BHRRC) In 2019 we signed up to the People Matter Charter which has been and were positioned 12th in the FTSE 100 ranking and recognised as one created by the Supply Chain Sustainability School, of which we are of a ‘small cluster of leaders standing out’ in this space. BHRRC did not a partner member, to develop and implement consistent workforce publish a ranking in 2019. standards throughout our industry. We work closely with our suppliers and peers to build on our knowledge and promote best practice in the industry to combat modern slavery. During 2019, we continued to engage with suppliers identified as being within potentially high-risk categories. Through this engagement, which included a US workshop following on from the UK workshop in 2018, we encouraged our suppliers to conduct similar risk assessments with their own supply chain. Non-financial information Some of the BMS standards that we pursue to ensure consistent This section provides information as required by regulation in relation to: governance on a range of non-financial matters, can be seen below. They are not limited to this selection. These have been summarised • environmental matters; for the purpose of the Non-Financial Information Statement. • our employees; • social matters; Policies and documentation • human rights; and • anti-corruption and anti-bribery. People • Our Code of Ethical Business Conduct for employees: helps our ethical reputation while ensuring we maintain stakeholder confidence in our ability In addition, other information describing the business relationships, to deliver on our ethical commitments. products and services which are likely to cause adverse impacts in • The Wellbeing and Health BMS Standard: enables our business to relation to the matters above, can be found as follows: proactively manage our health risks and controls by fostering a proactive • business model – pages 2 – 7; approach to wellbeing that can measure and target areas of greatest impact • KPIs – pages 18 – 20; for the business. • The Occupational Safety BMS Standard: ensures that no matter where in • principal risks – pages 22 – 25; and the world our employees or contractors work, they can expect to receive the • Audit Committee Report (our due diligence) – pages 76 – 81. same consistent and high level of protection for their own safety. • The Process Safety BMS Standard: helps to protect people and the Our policies and related governance environment from the risk of major accidents by establishing a safety- Descriptions of the policies and the outcomes pursued in relation focused culture. Process safety is an important commitment at National Grid. Our aim is to be recognised as a high performer in process safety to the above matters are discussed, where material, throughout through the demonstration of industry-leading risk controls, performance this section. A full list of our policies can be found online, at and cultural maturity across the management of all of National Grid’s major www.nationalgrid.com/about-us/corporate-governance hazard assets. • The Human Resources BMS Standard: sets out what is expected of our In addition to our policies, we have a suite of Business Management leaders when managing their employees throughout the employment System (BMS) standards. These standards provide the foundation for lifecycle. bringing energy to life for our stakeholders. They act as our guiderails • The Performance Excellence BMS Standard: sets out how we at National by defining the minimum requirements for the high value and risk Grid ‘find a better way’. It provides the basis for continuous improvement activities most important to our business – allowing our leaders to across everything we do. effectively drive change instead of responding to it. Environment The BMS delivers benefit in four key ways: • The Environmental Sustainability BMS Standard: establishes environmental Risk Mitigation: The BMS defines and sets minimum requirements compliance and environmental sustainability performance requirements for for our principal and other risks so they can be effectively and all operational and non-operational activities. consistently managed across our businesses. Society Best Practice: The BMS establishes a common language and • The Stakeholder Engagement BMS Standard: defines performance framework for what constitutes best practice and provides the requirements for digital and physical external stakeholder engagement by opportunity for Communities of Practice (CoP) to share across creating a consistent approach towards addressing the most important the organisation. stakeholder issues and opportunities. Standardisation: The BMS helps us build efficient processes and Human rights and anti-corruption and anti-bribery matters lean functions in our business areas with global responsibilities – HR, • Procurement Standard: defines how to improve efficiency within our supply IT, Procurement, Finance and Corporate Affairs. By building one way chain expenditure. of doing things, we can capture the maximum benefit from our work. • Global Supplier Code of Conduct. • Modern Slavery Act. Simplification: The BMS acts as a catalyst to challenge and remove • Human rights. documentation and rules that don’t deliver value. The standards will also increase the freedom of leaders to act, knowing the boundaries which can’t be compromised as they strive to work in new and innovative ways. 56

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Task Force on Climate-related Financial Disclosures (TCFD) Task Force on Climate-related Financial Disclosures (TCFD) National Grid has committed to Key Milestones in 2019/20 implementing the recommendations of the TCFD in full, and below is our third disclosure which builds on our previous two. June/July September November 2019 2019 2019 This year we have continued to make good progress on the recommendations, aided by developments in the markets we operate in, with aggressive ‘net zero emissions’ and renewable targets set in the UK, New York State, Rhode Island and Massachusetts in the last UK Net Zero Climate change Commitment to 12 months, as well as increasing public scrutiny and focus across the Legislation passes; becomes a principal reduce our Scope 1 New York Net Zero by risk for National Grid and 2 emissions to sector and in corporate boardrooms. This year, we have progressed our 2050 Legislation net zero by 2050 scenario planning work, elevated climate change as a principal risk to signed by Governor our Group risk register, issued our first green bond, and evolved our greenhouse gas emission reduction targets. Our work was recognised by CDP as we were named on its climate change A List for the fourth year in a row. In our 2018/19 disclosure, we outlined the areas we planned to focus our attention on during 2019/20. The table below outlines those actions, the January June progress we have made against each during this financial year, and our 2020 2020 areas of focus for the upcoming financial year. Earned a CDP Published our A rating; issued green 2019/20 Annual bond; Report including our Massachusetts third TCFD disclosure Governor and Rhode Island set their 2050 commitments Focus Area Actions outlined in 2018/19 Progress made in 2019/20 Actions to progress in 2020/21 Governance Ensuring senior leadership has an The Board and Executive Committee have Continue to increase knowledge and appropriate understanding and responsibility discussed climate change throughout the skills among senior leadership in this for the risks and opportunities associated year and taken actions as follows: area and include climate change expertise with climate change. • engaged with key stakeholders on aspects as a factor to consider in our Board of the net zero transition, for example, succession planning. bringing in the UK Committee for Climate Change to speak to Electricity Transmission executives; • senior leadership devoted a day to responsible business and our total societal impact, including climate change; and • committed National Grid to reduce our Scope 1 and 2 emissions to net zero by 2050. Strategy The use of climate-related scenarios to inform We have undertaken an analysis of the impact Assess the physical risk to our assets using our business strategy (and disclosure of the to our business model of transitional scenarios updated climate scenarios and quantify the possible outcomes under those scenarios). where decarbonisation goals are, or are not, met. potential impacts. Incorporate this work into The details of this are presented in the scenarios the transition scenario analysis. Build on the section of this disclosure. transitional scenarios we have developed. Risk Embedding climate change into our risk After a full review of our risks, climate change Deliver identified control actions to mitigate Management management process. is now a principal risk for the Group, from its climate change risk. Continue to review the previous status as an emerging risk. See risk and controls as further information is page 23. We also developed ‘business unit developed, including through scenario specific risks’ to ensure that each part of the planning work. business has specific climate change risks. Metrics The development of metrics and targets We announced our commitment to be net zero Personal objectives will be set throughout and Targets to assess performance, and influence for Scope 1 and 2 emissions by 2050 in the business to ensure delivery against our decision‑making and remuneration. November 2019. We revised our interim Scope commitments. Continue monitoring our 1 and 2 targets to an 80% reduction by 2030 metrics and targets and develop and/or and a 90% reduction by 2040. evolve metrics, as needed. In addition, our NGESO published an update to their operability strategy showing the milestones to deliver zero carbon operation of the Great Britain Transmission network by 2025. See page 39. 57

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Task Force on Climate-related Financial Disclosures (TCFD) continued How do we approach the governance of climate-related risks What is our strategy for responding to climate change? and opportunities? Our strategy focus is three-fold: tackle the climate crisis by helping the The Board of Directors is responsible for the oversight of climate- markets we operate in transition to a net zero economy, while reducing related risks and opportunities impacting the Group. During the year, our own impact on the environment and ensuring our networks operate there has been an increased focus on climate-related matters as the reliably under changing conditions. Our strategy is informed by the landscape evolved with regulatory developments and changes in evolving climate change policy and ambitions of the states and countries stakeholder expectations. The Board was involved in the following in which we operate, by the risks and opportunities identified during our discussions relevant to climate change: continuing climate change scenario testing and by our ambition to have • Approving the Group’s commitment to achieve net zero for our a positive impact. Scope 1 and 2 greenhouse gas emissions by 2050 replacing our previous target of 80% reduction by 2050. In addition, we Our financing strategy, which includes us issuing debt from our have set the following interim targets: 80% reductions by 2030 operating companies, is focused on aligning the debt issuances to and 90% by 2040. the business purpose of each of our regulatory deals. As part of this strategy, we launched a Green Financing Framework to enable us to • Climate change was elevated to a principal risk during the year, issue green bonds, loans or other financial instruments in November with the risk now being owned by Alison Kay, a member of the 2019. Green bonds allow us to access new capital pools and engage Executive Committee who has responsibility for Group Safety, with investors who are keen to work with asset owners to facilitate the Health and Environment. The governance process that was clean energy transition. In January 2020, we issued our first green bond undertaken to upgrade the risk from an emerging risk to a in the UK, with the €500 million proceeds being used to finance projects principal risk is described in the case study on page 23. with an environmental benefit across our UK electricity business. We are • Strategy sessions were held, which included discussions related to currently evaluating issuing a green bond in the US in 2020. climate change and considered the scenario testing performed this year (discussed on page 26). Topics discussed included the clean Regulatory Framework energy transition, the future of heat, as well as our strategy for The next 10 years are a crucial period with expected rapid change in renewables and electrification of vehicles. In addition, the Board the energy system, and therefore it is vital that the funding and regulatory held four sessions to consider our role as a responsible business framework is in place to deliver against these targets. Across our business, and our role as a key facilitator of the energy transition featured. we are developing proposals for our regulatory rate filings that support • Approving the RIIO-2 submissions which reflect our investment our strategy to enable the transition and reduce our own impact. proposition for supporting the UK energy transition. • Quarterly review of performance on our environmental sustainability UK RIIO-2 Business Plans metrics and targets. Our RIIO-2 Business Plans were developed through a comprehensive stakeholder engagement programme throughout the RIIO-2 process Responsibility for asset investment and maintenance planning is and have also evolved to reflect the UK government target, announced delegated by the Board to the Executive Committee who then further in June 2019, to achieve net zero emissions by 2050. Our plans cover a delegates the responsibility to the core operational businesses. crucial period (2021 – 2026) for investment to help deliver the UK’s net zero target. The route to net zero emissions is not yet clear but our plans What is the oversight process for climate change related risks are flexible enough to deliver the investment needed in the 2020s. We and opportunities? have built a plan to align with the pathway to net zero by 2050. The Safety, Environment and Health Committee (SEH Committee) is responsible for assessing the Group environmental sustainability In our Electricity Transmission business, we propose £1.35 billion of strategy and performance, as well as how the Company adapts its expenditure to connect new generation and transport electricity across business strategy considering potential climate change risks and the country to where it is consumed, connect us to neighbouring opportunities. As part of this, the SEH Committee tracks, challenges electricity markets and support the Electricity System Operator in being and seeks assurance for the delivery of the plans approved by the able to operate a zero-carbon electricity system by 2025. Whilst Executive Committee. consistent with Ofgem’s business plan criteria, we recognise that these investments alone are insufficient to deliver net zero targets and have The Audit Committee remains responsible for reviewing and approving therefore proposed whole system options to accelerate progress the content of our TCFD disclosures and is taking an increasingly active towards net zero, for example through ultra-rapid vehicle charging at role in overseeing disclosures around metrics and targets. The motorway service areas. As the optimal path to achieving net zero is Committee considered papers in September 2019, November 2019, unclear, we developed a series of uncertainty mechanisms that allow March 2020 and May 2020 summarising the financial reporting and our plans to flex to deliver against the range of low-carbon system disclosure considerations in respect of climate change. developments our customers could bring forward. The Finance Committee is responsible for overseeing our financing In our Gas Transmission business, we recognise that natural gas has an strategy. This year, the Committee reviewed and approved our Green important role to play in supporting the transition to a low-carbon future. Financing Framework. This framework, published in November 2019, Natural gas, hydrogen and biomethane can help to decarbonise heat, aims to facilitate the disclosure, transparency and integrity of our Green the biggest source of UK carbon emissions. Our business plans cover Financing for our stakeholders. a period where developing options and understanding choices is key. We will focus on leading the development of options associated with A TCFD steering group oversees progress against the TCFD gas transmission, specifically hydrogen, to facilitate the decarbonisation recommendations and the publication of our annual disclosure. of heat, industry and transport. The group reports to the Chief Financial Officer, Andy Agg. In our ESO business, our business plans focus on facilitating the Future Intent transition to net zero. For example, our business plans aim to deliver new As the climate change landscape is evolving, we will continue to build architecture and systems in our control centres to be able to operate a upon the good base level of experience and knowledge within senior zero carbon network by 2025, and new monitoring and control systems management (including at Board and Executive levels), as well as to ensure power system stability in a low-carbon world. consider climate change expertise in our Board succession planning. The SEH Committee will continue to monitor our environmental Across all our businesses our plans include targets and commitments to sustainability performance quarterly and approve updates to our manage our own environmental impact, with £530 million of investment environmental sustainability strategy and targets annually. The Audit planned across Electricity and Gas Transmission. We have committed to Committee will continue to oversee the programme to evolve the reducing NOx emissions from our gas compressors, and achieving net assurance model for our responsible business reporting. The Finance zero construction emissions by 2025/26. We are targeting investments Committee will consider the financial impact of environmental factors on to replace leaking SF6 (an insulating gas and source of GHG emissions) our credit metrics and relevant considerations with regards to debt investors. equipment to reduce emissions by 50% by 2030, phasing out the procurement of new assets containing SF6 and introducing SF6 free technologies. 58

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Task Force on Climate-related Financial Disclosures (TCFD) In the UK, there is uncertainty on what further measures will be low-carbon solutions. We have assumed that transition impacts needed to adapt to climate change and meet the UK goal of net zero in this scenario would be focused around technological shifts to by 2050. We welcome Ofgem’s Decarbonisation Action Plan and the support decarbonisation. shift to a more flexible, adaptive regulatory price control regime with • In the 4ºC scenario, changes are less rapid and less comprehensive, a system-wide net zero re-opening mechanism. and emissions remain high, so that the physical ramifications of climate change are more apparent by 2030. In rationalising this US Rate Cases slower global progress, our 4ºC scenario assumed fragmented and In the US, we have ongoing and upcoming regulatory rate case ad hoc policy (within the Group’s operating territories and globally). proceedings. In all proceedings, gas and electric, we are focused on including proposals to support our climate change strategy and enable The main transition impacts of the 1.5ºC scenario were: the net zero transition of the states in which we operate. • A trend towards more large-scale renewables in the generation mix: this would be a positive development for In the US gas distribution businesses, we are focused on decarbonising the Group, but for our electric network businesses the rate our gas networks and the heating sector. We are doing this by reducing of new connections could increase beyond today’s levels: emissions related to natural gas through energy efficiency and demand this could increase costs or, without investment ahead of need, response, continued investment in our leaking pipe replacement lead to a backlog. programmes and advancement of the future of heat. For example, we included a $90 million future of heat proposal in our April 2019 KEDNY/ • A trend towards electrification: increases in electricity demand KEDLI filing which combined expanded energy efficiency and demand would likely trigger electricity network upgrades and investment. response programmes, renewable natural gas interconnection Although network costs are a very small proportion of the customer investments, geothermal investments, and a hydrogen blending study. bill, spikes in spending would need to be managed in conjunction We plan to include future of heat proposals and continued pipe with our regulators to ensure that customers, especially lower-income replacement programmes in our next Niagara Mohawk and customers, are not unduly adversely affected. Massachusetts gas rate filings. This work aligns with the Rhode Island • Public pressure on gas: in line with the Committee on Climate Heating Sector Transformation, launched by the Governor in July 2019 to Change and other external sources, we do not believe substitutes to identify how the heating sector needs to change to meet the state’s methane gas for space heating can reach scale in our territories by climate objectives. This initiative concluded in April 2020 with 2030 (or even 2040, unless extensive new policy is rapidly deployed). recommendations provided to the Governor. Those recommendations However, in this scenario we anticipate that, without mitigating action included increased energy efficiency, electrification through air and to reduce and offset emissions, there is a risk of pushback against ground source heat pumps, and fuel decarbonisation through renewable the use of gas by environmental groups or concerned citizens. natural gas and renewable oil. We are already experiencing growing resistance to building new gas infrastructure in our US business from politicians, concerned citizens In the US electric distribution businesses, we are focused on climate and environmental groups. change and the new energy landscape. For our next Niagara Mohawk rate case filing, we will submit a proposal that focuses on three key areas: The main impacts of the 4ºC scenario were: grid modernisation, customer engagement and supporting the state to • Physical ramifications of climate change: in this scenario achieve its clean energy goals outlined in the Climate Leadership and we expect extreme weather events of escalating severity and Community Protection Act (CLCPA). We will also leverage these grid frequency, which could increase disruption to our assets and our modernisation investments to enable customers to engage with their customers. This would require investment to ‘harden’ assets and energy consumption in an informed and seamless manner. Enabling would heighten the safety risk to our field employees. Our approach New York State’s clean energy transition is a common theme across all to physical climate risk is discussed in more detail below. the above-described proposals and will be further enabled by our work • Lower system visibility: as this scenario sees less coordinated in the electrification of transportation. The Massachusetts rate filing, policy and regulation in pursuit of decarbonisation, we would approved in October 2019, includes work to advance Massachusetts’s anticipate a greater variety of solutions being deployed across our climate objectives including a climate change mitigation and adaptation networks. This could increase overall system costs and reduce plan, an off-peak rebate programme for electric vehicle owners, visibility over the network, potentially slowing our responsiveness approval to include up to $50 million in energy storage in our 2021 grid to disruptive events. We do note, however, that a greater number modernisation plan filing, and a path forward for a significant investment of distributed assets would increase the potential for local balancing, in electric vehicle charging infrastructure in 2021. In Rhode Island, we which could mitigate this. launched an electric vehicle infrastructure and off-peak rebate programme and will be filing a Grid Modernisation and Advanced • Inequality of access: without carefully designed policy, we believe Metering Functionality proposal in the second half of 2020/21. decarbonisation activities have the potential to leave some sectors of society behind: for example, heat pumps and the energy efficiency Future Intent upgrades they typically require are currently cost-prohibitive for many. We are in the process of updating our budgets and forecasts to reflect As well as the ethical implications of this, there is a risk to the Group, the detailed financial impacts of our net zero strategy. especially for our US businesses, that a proportion of our customers would struggle to pay their bills. How have we advanced our climate change scenario analysis? Analysis shows that, without action, both scenarios present risks to us. This year, we have advanced our scenario analysis work that considered However, while these would need to be managed, we would not need both the transition and physical risks to our business. This work is and to materially change our business model. We also note that for a group will continue to inform our strategy and investment plans. in our position, some of these changes represent material opportunities. Transition Risk Analysis Physical Risk Scenario Analysis To further understand the risk that climate change could have on our We recognise that, due to the amount of carbon already in the atmosphere, business, we have undertaken a high-level scenario analysis. We used some escalation of extreme weather events is likely in both the ‘1.5ºC’ two scenarios: the first assumes that the global response to the threat of and ‘4ºC’ scenarios, especially under a longer-term view. This year, we climate change is enough to limit global average temperature increases began Group-level work to assess our physical risks to ensure that any to no more than 1.5ºC above pre-industrial levels (as set out in the Paris necessary measures to defend our assets are identified. We ran an initial Agreement) by 2100 (the 1.5ºC scenario). The second scenario assumes workshop with the US, UK and NGV teams and the UK Meteorological that the 1.5ºC target is missed by some margin, comparable to a 4ºC Office (Met Office) consultancy team to define the key areas of focus global average temperature increase (the 4ºC scenario). (e.g. flooding, icing and hurricane frequency for the US and UK regions) and define how the climate science can answer the questions we have To facilitate business planning, we have considered scenarios out to on the weather conditions our assets will have to operate in up until 2030. In this analysis, we assessed the impacts of the scenarios without 2100. Using the output of this work, we will develop and progress a factoring in activities we might take to adapt to the threats of climate scope to analyse weather data specific to the regions we operate in and change, or the opportunities of decarbonisation. assist in developing an understanding of the vulnerability of our assets as well as the mitigating measures that will be needed to protect them. We made the following simplifying assumptions: We are also undertaking work with a team from the Massachusetts • In the 1.5ºC scenario, rapid changes are made to progress Institute of Technology (MIT) to study the impacts of weather changes decarbonisation goals: coordinated policy, regulation and customer related to climate change in the northeastern US. behaviour favours bans on polluting technologies, and support for 59

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Task Force on Climate-related Financial Disclosures (TCFD) continued What are the risks and opportunities from climate change? The rapid changes in the energy market and demands to meet net zero emission targets present several challenges that are both a risk and opportunity for us. In addition, the changes in temperature and weather patterns have and continue to present challenges and risks. These risks and opportunities, along with a summary of the work we are doing to address them, are presented in the table below. Risk/ opportunity type Description Our response Transition Markets The operating environment and regulatory Facilitating the transition to a low-carbon economy is central to our purpose as a business, framework are rapidly changing in line and certain key actions we are taking in relation to decarbonisation and decentralisation are with the decarbonisation of the electricity set out on pages 12 – 15. and gas networks in the UK and US. Markets Commercial opportunities from the Development of a strategy to enable the building of charging stations across our transition towards net zero (short/medium US jurisdictions and UK highways and to meet demand for electric vehicles. and long-term). We have developed a dedicated programme to understand what is required to incorporate hydrogen and renewable natural gas into the gas supply. Acquisition of Geronimo, a leading developer of wind and solar generation assets based in Minneapolis, Minnesota, to help position us to develop and grow a large-scale renewable business in the US. Our interconnectors form an important part of the UK decarbonisation, by allowing us to exchange surplus renewable electricity with neighbouring countries. We are leading the development of Carbon Capture Utilisation and Storage (CCUS) technology in the Humber, UK, to support this area to become the first zero carbon region in the world. Our continuing energy-efficiency programmes across Massachusetts, Rhode Island and New York have reduced CO2 emissions by more than 725,000 metric tonnes over the past year which is equivalent to the GHG emissions from over 156,000 passenger vehicles driven for one year. Markets Changes in supply and demand for Our analysis, underpinned by the ESO Future Energy Scenarios (FES) shows that, even with existing and new technologies. increased decentralisation of electricity, there is a key role for Electricity Transmission in the UK under a range of scenarios that meet the UK’s 2050 climate change goals. As the transition to renewable generation continues, we will work with the Long Island Power Authority (LIPA) to transform our generation fleet by responding to future RFPs. Under our existing contracts which extend through 2028, LIPA determines their reliability and sustainability needs and which units are operated, retired or transformed. Our FES will be aligned to not meeting, meeting or exceeding the 2050 net zero target. Security and Electricity grid reliability and Our principal focus is around ensuring that our electricity network is able to actively support reliability peak capacity. and contribute to a future where demand for and supply of electricity are ever changing. With growth in renewables increasing intermittency on the network, and electrification of transport and heat likely, we are working with our stakeholders to ensure that grid reliability is understood, managed and planned at appropriate levels. Security and Facilitating zero carbon operation In April 2019, the ESO announced its ambition to transform the operation of the electricity reliability of the Great Britain electricity system. system by 2025. Our goal is to be able to operate the system safely and securely at zero carbon whenever there is sufficient renewable generation online and available to meet the total national load. To facilitate this, the ESO has agreed contracts with five parties, worth £328 million over a six-year period, in a world-first approach to managing the stability of the electricity system. Physical risks Extreme weather Physical impacts from extreme weather We continue to address the physical risks from extreme weather-related events, with a focus events such as storms and flooding. on flooding events (in both the UK and US) and storm hardening (in the US). See case study on page 61. As this work continues, it will be informed by not only the weather patterns we are experiencing, but also the results of the ongoing scenario testing. Changing weather Increased frequency of weather incidents We will undertake a review of resilience from weather impacts to date. Work is ongoing conditions leading to asset damage/compromise and to update standards with updated information. As an example, our US engineering team operational risks. is updating standards for new and rebuilt substations to address changes in inland and coastal flooding projections. The ongoing scenario testing will consider whether our design standards are still appropriate under different scenarios, for example, a wider temperature range. Changing weather Changes in supply of and demand for The ESO is undertaking a project, Mapping Impacts and Visualisation of Risks of extreme conditions gas and electricity as a result of changing weather on system operation (MIVOR), to evaluate the impacts of extreme weather events weather conditions. on system operation up to 2050. 60

National Grid plc Annual Report and Accounts 2019/20 Strategic Report | Task Force on Climate-related Financial Disclosures (TCFD) Future intent We will continue our physical risk analysis in 2020/21, including a review Case study: extreme weather-related planning of the effectiveness of adaptation measures to date, identification of future Ensuring network reliability is core to our business and we areas of vulnerability, and assessment of these against future weather are constantly undertaking actions, often referred to as storm conditions and the likelihood of that happening. We will complete the hardening, to improve our networks’ resilience to the increasing scenario testing and determine any further adaptation measures that frequency of strong weather events, given the significant impact need to be undertaken. While financial provision has been made in the this can have on our customers. These activities have focused UK business plans for flood measures based on 2019 climate science on both our electric and gas businesses. As noted in the financial data, additional adaptation measures can only be determined after this review (see page 30), this year we incurred $98 million of major exercise has been completed and will be considered under the storm costs, the majority of which are recoverable under our rate uncertainty mechanism provisions in the RIIO-2 business plans. The US plans. Examples of ongoing efforts in 2020/21 include hardening business plans also include actions to harden our networks against efforts for our gas assets in Long Island and New York City. expected weather conditions in the nearer term, but this work will help We worked with a collaboration of New York State and New us better plan for future conditions. York City representatives and other key stakeholders, to develop recommendations for future storm hardening and resiliency What is the process for identifying and managing projects for our gas network, strategies for addressing climate climate-related risks? risk factors, and guidelines for incorporating climate change Our approach to identifying and managing the risks in our business projections in long-term capital planning. Another example is is set out on page 22. During the year, a Group-level bespoke climate our annual investment in our electric distribution infrastructure change principal risk was developed and added to our Group risk to improve resilience and grid modernisation work to increase register, as described in the case study on page 23. The newly added speed in knowing outage locations and improving our ability to climate change principal risk is underpinned by a series of Group restore supply. controls and actions to mitigate the risk (this is further described on page 24). Several of the Group-level controls have been implemented In the UK, flood defence has been a keen focus for the business. while others are in progress. Ongoing work includes establishing Our target is resilience to 1 in 1000-year flooding events in the programmes to develop the skills in our current and future workforce. UK or a 0.1% chance in any given year. This resilience level was Our recent report, Building the Net Zero Energy Workforce, looks at the developed through consultation with Ofgem and BEIS via the ENA skills and expertise the energy sector will need to help the UK reach its Flood Working Group and recognised in the National Flood emissions target. It also identifies the need to recruit for 400,000 jobs Resilience Review 2016 as being best practice for critical local in the sector between 2020 and 2050 to meet the target. Supported and national infrastructure. As of 31 March 2020, we had invested by the #jobthatcantwait campaign, we will be recruiting new talent £71 million in flood defences with work completed or in progress who can help deliver the transition to net zero and adapt our networks at 37 sites and expected to be completed at a further 12 sites in accordingly. We have seen a marked increase in applicants in response 2020 and 2021. Our RIIO-2 (2021 – 2026) plans aim to protect to this campaign. a further 100 sites from surface-level flooding and recommend further investments to manage the risks posed from the secondary Following the adoption of the Group-level climate change principal risk, impacts of flooding, such as erosion and subsidence to our tower the US and UK businesses developed bespoke climate change risks and cable routes. on their respective risk profiles. These risks are being cascaded to the underlying operating business units to develop to ensure their risks and control actions are specific to them. Future intent The Executive Committee will review the results as part of the regular semi-annual review of Group risks in early 2020/21 and as part of that discussion will specifically consider whether changes need to be made to the Group climate change risk. 61

National Grid plc Annual Report and Accounts 2019/20 Strategic Report Task Force on Climate-related Financial Disclosures (TCFD) continued Case study: the future of heat The transition to a low-carbon economy is and will continue to change the sources of energy used (e.g. heat pumps and hybrid solutions), and the way energy is supplied and consumed (e.g. building retrofits to improve energy efficiency). Gas distribution in the US and gas transmission in the UK and US remain core to our business strategy, and we believe it will remain central to the energy mix in both countries. There is likely to be a mosaic of solutions, including reducing emissions from the natural gas transmission and distribution networks, as well as conversions to both electric and lower carbon gas heating (renewable natural gas or gas blended with hydrogen), focusing on cost-effective solutions and meeting different consumer needs. In conjunction with government agencies, other utilities and key stakeholders and other gas networks, we have developed a programme of work to gather evidence and help us understand what is required to incorporate hydrogen and renewable natural gas into the gas supply. We are also working with industry to consider what improvements and changes are needed to maintain well-functioning, liquid gas markets throughout the transition, and ensure security of supply and delivery of natural gas, renewable natural gas and hydrogen. Refer to page 13 for further details on the future of heat. Image: Newtown Creek, a renewable gas project What metrics are used to assess these risks and opportunities? Future intent We have continued to advance our environmental sustainability We continually review our metrics and targets, as needed, to ensure strategy, focusing on three key areas: climate change, responsible that the data we are measuring is meaningful, aligns with our strategy, use of natural resources and caring for the natural environment. and is providing the information the business and our stakeholders need We have metrics and targets that allow us to measure our impact to effectively monitor our performance and demonstrate our progress. on the environment, demonstrate our commitment and monitor our In 2020/21, we will be laying out our pathway to achieve our net zero by performance. As previously discussed, the cornerstone of our suite 2050 emission reductions and setting targets to align our ambitions and of metrics is our commitment to reducing our impact by achieving provide better visibility to our progress. net zero for our Scope 1 and 2 emissions by 2050, with interim targets of an 80% reduction by 2030 and a 90% reduction by 2040. Numerous We are also evaluating development of a meaningful Scope 3 target that underlying metrics support this goal and our broader sustainability enables us to align to Science Based Targets Initiative (SBTI) criteria, ambition, including reducing the carbon footprint of our operating specifically focusing on our customers. facilities, enhancing the natural value of our properties, recycling and/or reusing our recovered assets and reducing our office waste. These are discussed in more detail on pages 50 and 51. We have also included enhanced disclosures in the financial statements prepared under IFRS to explain how we have considered the financial impacts of climate change, in particular evaluating the impact of new net zero commitments in our territories, and the effect this has had on judgements and estimates such as the useful economic life of our assets. See notes 1 and 13 to the financial statements for details. This remains a recurring area of focus for the Audit Committee. 62

National Grid plc Annual Report and Accounts 2019/20 2. Corporate Governance Letter from the Chairman 64 Board and Committee evaluation 74 Audit Committee 76 Finance Committee 82 Safety, Environment and Health Committee 83 Nominations Committee 84 Diversity 85 Statement of compliance with the UK Corporate Governance Code 2018 86 Index to the Directors’ Report and other disclosures 87 Directors’ Remuneration Report 88 63

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Letter from the Chairman During the year, our discussions around RIIO-2, Board evaluation results with the culture survey gas supply contingency planning in the US, the results of the Company’s senior management. brief power outage on 9 August 2019 in the UK Unfortunately, due to the COVID-19 pandemic, and payment of the final dividend are examples this session has been postponed as it would of how the Board has had regard to section not have been effective to do this when Board 172 of the Companies Act 2006. We have members were not physically in the same considered the broader implications of our location. The evaluation process and associated decisions, not just for shareholders but for a outcomes can be found on page 74. wider group of stakeholders and the likely consequences of our decisions in the longer Board succession and diversity term. On page 44 we set out our key In November 2019 Dean Seavers, US stakeholders and how we have engaged with Executive Director stepped down and in them to ensure that their views are being May 2019 and January 2020 we appointed captured in the boardroom, to assist us in Jonathan Silver and Liz Hewitt as Non- maintaining focus on creating the right culture executive Directors respectively. On Sir Peter Gershon for the Company. We continue to provide appointment Jonathan joined the Finance Chairman details throughout the Directors’ Report of the Committee, Remuneration Committee and stakeholder matters that are considered in our Nominations Committee and his US regulatory decision-making. We will continue to engage experience alongside his strong financial Dear shareholders, with our stakeholders in a way that is guided by background has provided valuable insight I am pleased to present to you our Corporate our purpose to Bring Energy to Life, our vision into Board and Committee discussions. Liz Governance Report for 2019/20. The report and values and the Company’s culture. became a member of the Audit Committee, provides an insight into the activities of the Safety, Environment and Health (SEH) Board and its Committees over the year This year the Board has continued with its Committee and Nominations Committee on including how it has evaluated its effectiveness chosen approach to workforce engagement appointment. Liz’s diverse and extensive and how it provides appropriate and effective under the Code: to build on and enhance experience has served to strengthen the stewardship to the Company to ensure it the extensive existing range of engagement Code’s requirement in relation to the Audit achieves its strategic priorities. It also discusses activities and employee communication Committee’s competence, as a whole, to be how we create value for shareholders and channels to properly consider workforce relevant to the sector in which the Company wider stakeholders during an ongoing period views in relevant decision-making processes; operates. Her input to Board and Committee of external economic, regulatory and see page 73 for further information. Following discussions is already very helpful. The political uncertainty. the success of our employee engagement Nominations Committee oversaw the rigorous sessions with Non-executive Directors in selection process for these appointments. Towards the end of the year we have seen 2018/19, we have continued to utilise and See page 84 for more information. the acceleration of the COVID-19 pandemic. evolve these sessions throughout the year to This is having a profound effect on how ensure key topics, discussions and potential Last year Mark Williamson, the Board’s Senior companies around the world operate during areas of concern amongst the workforce are Independent Director, reported that in order these unprecedented times and we recognise considered. The Board has been able to to lead the Company through the completion the increased importance of good governance identify key trends and topical issues, such as of the RIIO-2 regulatory process it would be at a time when effective engagement and gender pay, culture, and safety. Where trends in the Company’s best interests for me to stay collaboration with our stakeholders has never have been identified and Board action taken, beyond the nine-year term identified in the been more important. As a Board we are employees have been kept informed through Code. Following on from this, in January 2020 closely monitoring the developments of internal communications. Our chosen approach I formally notified my intention to step down COVID-19 and the impact of this on all areas allows for the sharing of responsibility, and as Chairman of the Board following the of the Company. Please see overleaf for interaction amongst all Board members, which identification of a suitable successor. Mark has information on our response to COVID-19. we believe ultimately drives a greater focus on been leading this process and we plan to have the ‘true employee voice’ in Board decisions. my designated successor in place in time for Over the year there have been a number We will continue to review and adapt our me to step down at the 2021 Annual General of other key events such as the brief power approach to ensure that we are utilising this Meeting (AGM) at the latest. I will be standing outage experienced on 9 August 2019 in the vital engagement both in and out of the for re-election at the Company’s AGM in July UK and the gas connection supply challenges boardroom including considering the facilitation 2020 and, in order to facilitate an effective in downstate New York in the US. Other of virtual engagement sessions to enable the succession, it is intended I remain as Chairman external factors which have influenced the Board to continue with this despite COVID-19 until my successor has been successfully Board agenda include: the regulatory restrictions. onboarded. This crucial succession process environment in the UK and the RIIO-2 business will be set out further in next year’s plan submissions; the increased gas regulation Culture and the internal Board evaluation Nominations Committee Report. in the US, in particular New England; the Promoting a culture of openness and debate in increased political uncertainty leading up to the the boardroom is one of my key responsibilities Ensuring a diverse culture on the Board is December 2019 UK General Election; Brexit; as Chairman, and as a Board we play an crucial to improving effectiveness, encouraging and the impact of the legal separation of the important leadership role in promoting the constructive debate, delivering superior ESO. All of which have had, and some will desired culture throughout the organisation. performance and enhancing the success continue to have, an impact on the way we The Company has spent considerable time of the Company. With the recent appointment work and operate. over the last few years getting the culture right of Liz Hewitt I am pleased to report that we are for the Company and it continues on its again meeting our diversity target of 33.3% of UK Corporate Governance Code 2018 journey; you can read more about this on the Board being women. We also currently and stakeholder engagement page 72 where we explain how culture formed meet the Parker Review target for ethnic We are pleased to report that we are fully part of this year’s Board evaluation. diversity on FTSE 100 boards. You can read compliant with the requirements of the new more on how we strive towards our objectives UK Corporate Governance Code (the Code); During the year, we undertook a formal and in our Board Diversity Policy on page 85. see page 86 for information on how we have rigorous internal evaluation of our Board and adapted our practices to ensure compliance Committees which included some follow‑up and transparent reporting against the Code. areas from our external evaluation last year. The evaluation focused on three areas: Board Our stakeholders are very important to us and effectiveness; Board decision-making; and we remain committed to maintaining regular organisational culture and the individual style open dialogue and effective communication of leaders. During the evaluation process the with them. With the global restrictions in place Board gained insight into the different aspects Sir Peter Gershon due to COVID-19 this is requiring us to consider of culture and the alignment of cultures around Chairman alternative methods to ensure we maintain the the Company. A facilitated session was same level of engagement. arranged to discuss the comparisons of the 64

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Letter from the Chairman Our response to COVID-19 In order for us, as a Board, to be able to effectively monitor the Company’s crisis management we met on a weekly basis throughout April 2020 to monitor the impact of the current COVID-19 pandemic on the Company’s operations and how the Company was responding to the latest developments. These meetings were moved to a fortnightly basis from May 2020 and we will assess the need and frequency of Investors these regular briefings as the pandemic continues. The Board recognises it is imperative to promote the success of the Company on behalf of its members. The Finance Committee has held How we have considered our stakeholders during COVID-19 two ad hoc meetings to consider the short- and longer‑term liquidity of the Company in a range of different COVID-19 related scenarios. Our commitment to being a responsible business is central to the way The Board approved the recommendation to pay a final dividend in in which we operate. This has been the governing principle behind our August 2020 following stress testing of the financials in various response to the COVID-19 pandemic as Directors. We have had to think adverse scenarios. through and debate on the choices and actions we need to consider over the coming months to position us best for success in the medium- to long-term taking account of the impact on our key stakeholders. The Board has continued to monitor its responsibilities to the Company’s different stakeholder groups. Good engagement has been crucial in understanding the views of our stakeholders in order to make informed decisions during this period of crisis. For example, the Company has been seeking feedback from employees that has helped to shape its response to the COVID-19 pandemic. Customers, regulators and suppliers We are very conscious that many of our customers are currently experiencing additional financial challenges and have therefore willingly agreed to moratoriums on debt collection activities in our US regulated businesses. Furthermore, US Niagara Mohawk sought and received permissions from regulators to defer for three months, scheduled rate changes that would have increased customer bills as of 1 April 2020. In addition, we Our colleagues decided to postpone the filing of the US Niagara Mohawk rate case Our colleagues have been critical in making sure that we keep the which could have resulted in bill increases in 2021. lights on. The Board considered both the physical and mental wellbeing of our employees and are regularly briefed on the actions that would be The Board also supported the active and constructive engagement taken to keep them safe and also to equip them to work from home with Ofgem to protect customers by supporting the proposal for the efficiently. The Board has been in support of these initiatives, including: relaxation of network charge payment terms for those suppliers and sequestering critical operations staff on-site in the UK and US to ensure shippers who are facing cash flow challenges as a result of COVID-19. service continuity; senior leaders communicating regularly via virtual Additionally, the Board noted the request made to modify the collection online group calls; webchats and video messages; rolling out mental of forecast additional balancing costs by the ESO for a further year. health training courses; and understanding colleague sentiment to the These costs, estimated at up to £500 million, are required to safely and crisis and the COVID-19 recovery strategy through a pulse survey in securely manage and balance the system given the unprecedented the UK and US. The Company has not implemented pay reductions, reduction in demand levels caused by COVID-19. We recognise that furlough or compulsory redundancy schemes. We continue to monitor the increase is significant and is a material issue for ESO customers. progress of how the Company can accommodate employees to return The Board notes that the ESO is working with Ofgem and the industry safely in the field, and how we can build on some of the positive changes with a view to ensuring that any scheme put in place is in the interests in our culture and ways of working as the restrictions are lifted. of end consumers and our customers. We have also continued the development and tender of future work for our suppliers, giving longer term visibility and greater certainty of income and the Board has been kept informed of any impacts on our suppliers and supply chain. We will continue to work closely with our stakeholders across both sides of the Atlantic in the current environment. The Board continues to be kept updated regularly on our COVID-19 response and on learnings that can be sustained to improve our ways of working and Company culture. Communities Our employees have also been supporting our communities by For information on how we have considered our stakeholders through volunteering and providing their time and expertise to support charities the year see pages 44 – 47. and the most vulnerable. In the UK for example, as well as monetary support to various charities, the Company is operating a food bank and has helped the University Hospitals Birmingham (UHB) Charity to purchase almost 400 tablet computers that will be used by patients to help them speak to their loved ones while in isolation, see page 15 for a case study. In the US, the Company approved cessation of service disconnections for non-payment of outstanding bills. This reflects our commitment to support the communities in which we operate. Looking beyond the short-term, the Board will be kept informed of work to support getting people back into employment and into crucial roles, as well as helping support small- and medium‑sized businesses (SMEs) to drive the local economies we operate in. 65

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Our Board Committee membership key Audit Committee Finance Committee Nominations Committee     Sir Peter Gershon CBE FREng (73) John Pettigrew FEI FIET (51) Andy Agg (50) Remuneration Chairman Chief Executive Chief Financial Officer (CFO) Committee Appointed: 1 August 2011 as Deputy Appointed: 1 April 2014 and Chief Appointed: 1 January 2019 Chairman and Chairman with effect Executive with effect from 1 April 2016 Tenure: 1 year Safety, Environment from 1 January 2012 and Health Committee Tenure: 6 years Skills and competencies: Andy trained Tenure: 8 years Skills and competencies: John joined and qualified as a chartered accountant with Executive Skills and competencies: Sir Peter is the Group as a graduate in 1991 and PricewaterhouseCoopers and is a member an experienced leader, having held senior has progressed through many senior of the ICAEW. He has significant financial Committee board-level positions in the computer, defence management roles. Together with his experience, having held a number of senior and telecommunications industries. He has extensive operational experience of the finance leadership roles across the Group, Chair of the served as a Managing Director in several Group, John brings significant know-how including Group Financial Controller, UK Committee high-profile organisations and was previously and commerciality to his leadership of CFO and Group Tax and Treasury Director. Chairman of Tate and Lyle plc. Sir Peter is the executive team and management Andy brings in-depth knowledge of National committed to engaging with employees, of the Group’s business.  Grid, both in the UK and US, and his broad for example, through site visits in the UK John continues to lead the implementation experience across operational and Biographies as at 17 June 2020 and US. He annually hosts the Chairman’s and development of the Group’s strategy, corporate finance roles led to a smooth Awards, an excellent opportunity to creating new opportunities for the continued transition into his role. He contributes Other Board members appreciate employees at National Grid; future growth of our core businesses. broadly on a wide range of topics at Board, during the year were: and further engages through the recent He maintains a productive dialogue with Finance and Audit Committee meetings. employee engagement sessions. Sir Peter • Dean Seavers – institutional investors on Group strategy External appointments: None. brings external insight, understanding of and performance.  stepped down on diverse issues and the strong corporate 5 November 2019 governance expertise required to create External appointments: • Nora Mead Brownell and lead an effective Board. • Member of the UK government’s Inclusive External appointments: Economy Partnership; – stepped down on • Member of the CBI’s President’s 8 April 2019 • Chairman of the Dreadnought Alliance Committee; Leadership Board; • Member of the Edison Electric Institute • Trustee of the Sutton Trust; Executive Committee; and • Trustee of the Education Endowment • Non-executive Director and Senior Foundation; Independent Director of Rentokil Initial plc. • Chairman of Join Dementia Research (JDR) Partnership Board; and • Board member of the Investor Forum. What we bring to the Board This diagram sets out Energy 4 Engineering the number of Board members with 7 specific skills and experience as a way of demonstrating the different aspects 11 General management the Directors bring to the Board. Technology/innovation Nicola Shaw CBE (51) Alison Kay (56) Executive Director, UK Group General Counsel 5 and Company Secretary Appointed: 1 July 2016 Tenure: 3 years Appointed: 24 January 2013 Digital/cyber challenge 2 Skills and competencies: Nicola’s career, Skills and competencies: Alison has responsibility for the legal, compliance and Compliance/regulation in the UK and overseas, has included several senior operational and commercial governance framework of the Group. She roles in regulated businesses. She has is an experienced commercial lawyer and 9 5 a strong leadership track record, which has brings advice and guidance to her current included Chief Executive Officer of HS1 and role as Group General Counsel and Managing Director of the UK Business Company Secretary.  Government/political Division at FirstGroup plc.  Alison provides support and advice to the Her broad range of experience working Directors, the Board and its Committees. Finance/audit/banking with the UK government, the European She brings rigour to corporate governance Commission and Parliament and industry and ensures that Board procedures are fit for purpose and adhered to. She also has 7 8 regulators, as well as leading large regulated businesses, enables Nicola to implement expertise in regulatory and contractual Board decisions and lead our UK business law and legal risk management from her International (specifically US) with the requisite experience, knowledge previous experience at National Grid.  5 Safety and leadership expertise. External appointments: External appointments: • Member and Vice-Chair of the GC100 • Non-executive Director of International Group; and Risk management 10 Consolidated Airlines Group, S.A.; • Member of the Marie Curie West Midlands • Director of Major Projects Association; Development Board. • Director of Energy Networks Association Limited; and • Director of Energy UK. 66

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Our Board                   Jonathan Dawson (68) Therese Esperdy (59) Dr Paul Golby CBE FREng, FIET, Liz Hewitt (63)  Non-executive Director; Non-executive Director; FIMechE, FEI, FCGI (69) Non-executive Director; Independent Independent Non-executive Director; Independent Independent Appointed: 4 March 2013 Appointed: 18 March 2014. Appointed Appointed: 1 January 2020 Tenure: 7 years to the Board of National Grid USA from Appointed: 1 February 2012 Tenure: Less than 1 year 1 May 2015 Skills and competencies: Jonathan, Tenure: 8 years Skills and competencies: Liz qualified Tenure: 6 years through his broad range of expertise within Skills and competencies: Paul is a as a chartered accountant with Arthur the finance and pensions sector, brings Skills and competencies: Therese Chartered Engineer and has a lifelong Andersen & Co. and has held a variety significant in-depth understanding in has significant international investment passion for engineering and innovation, of executive positions in private equity remuneration and financial matters to his banking experience, having held a variety having spent his career in the energy and companies including 3i Group plc, role as Chair of the Remuneration of leadership roles spanning 27 years. regulatory sectors. He brings a valuable Gartmore Investment Management Limited Committee. Jonathan previously held Her career began at Lehman Brothers and engineering and industry perspective to and Citicorp Venture Capital Ltd. Liz was positions as Chairman of the Remuneration in 1997 she joined Chase Securities and the Board as well as the attributes of an also Director of Corporate Affairs at Smith & Committee and Senior Independent Director subsequently JPMorgan Chase & Co., experienced Chairman and Chief Executive Nephew plc. Liz brings significant business, of Next plc and Senior Independent where she held a number of senior to his role as a Non-executive Director. financial and investment knowledge to the Director and Chairman of the Audit & positions. With a distinguished career in Paul’s deep understanding and specialised Board, and has wide experience of being a Risk Committee at Jardine Lloyd the investment banking sector, Therese experience in safety and risk management chair and a member of audit, remuneration, Thompson Group plc. brings significant banking, strategic and combined with his deep insight into nominations, disclosure, risk and corporate As a Non-executive Director, Jonathan international financial management expertise regulatory issues faced by the Group, social responsibility committees. Liz’s brings an innovative perspective, scrutiny, and knowledge of financial markets to the particularly in the UK, is crucial to his role diverse knowledge and broad range of constructive challenge and independent Board and to her role as Chair of the as Chair of the Safety, Environment financial expertise is a great addition to oversight to the Board. Finance Committee. and Health Committee. the boardroom bringing a fresh, logical perspective to Board discussions and External appointments: Therese’s specialist knowledge combined External appointments: with her sharp and incisive thinking enables decision-making. • Chairman of Costain Group PLC; and • Chairman of River and Mercantile her to contribute and constructively External appointments: Group PLC; and • Chairman of NATS Holdings Limited. challenge on a wide range of Board • Senior Independent Director and chair of the • Chairman and a founding partner debates. of Penfida Ltd.  Audit Committee at Melrose Industries plc; External appointments: • Non-executive Director and chair of the • Chairman of Imperial Brands PLC; and Audit Committee at Novo Nordisk A/S; and • Non-executive Director of Moody’s • External member of the House of Lords Corporation. Commission and chair of its Audit Committee.                 Amanda Mesler (56) Earl Shipp (62) Jonathan Silver (62)  Mark Williamson (62) Non-executive Director; Non-executive Director; Non-executive Director; Non-executive Director and Independent Independent Independent Senior Independent Director Appointed: 17 May 2018 Appointed: 1 January 2019 Appointed: 16 May 2019 Appointed: 3 September 2012 Tenure: 2 years Tenure: 1 year Tenure: 1 year Tenure: 7 years Skills and competencies: Amanda Skills and competencies: With an Skills and competencies: Jonathan has Skills and competencies: As a qualified brings to the Group extensive international extensive career in the chemicals industry considerable knowledge of the US-regulated chartered accountant, Mark brings leadership and general management and having held a senior leadership role energy environment, experience and considerable financial and general experience from the technology and in a safety-critical process environment, understanding of integrating public policy managerial experience to the Company. fintech sectors. She has over 26 years Earl brings significant safety, project and technology into a utility as well as a His previous roles as Chief Financial Officer of experience at senior management and management, environmental, sustainability strong background in finance. Previously, of International Power plc, Non-executive Board level at large international companies. and strategic expertise to the Board and Jonathan was the head of the US Director and Senior Independent Director of She led a $1 billion global practice at Committees. This, along with his innovative government’s $40 billion clean energy Alent plc and Chairman of Imperial Brands Electronic Data Services and has experience way of thinking, enables Earl to contribute investment fund. He is currently the PLC cement his extensive financial sitting on audit, risk and remuneration on a wide range of issues to Board and Managing Partner of Tax Equity Advisors experience and give him a deep committees. Amanda provides an Committee debates, particularly in relation LLC, which manages investment in understanding of the utilities sector. This entrepreneurial perspective to the Board to safety management. large-scale renewable projects and was allows him to bring a financial and strategic and valuable insight into the Company’s External appointments: recognised as one of the ‘Top 10 Green outlook on diverse subjects in support of increasingly important technical evolution. Tech Influencers’ in the US. Jonathan’s the Board and its Committees. Mark acts • Non-executive Director of Olin Corporation; strong background in finance and as an effective board evaluator, provides a External appointments: • Non-executive Director of CHI St. Luke’s government policy along with his long career logical eye, and makes impartial judgements • Chief Executive Officer of CashFlows Health System of Texas; and at the intersection of policy, technology, weighing up options for the Board in a Europe Limited; and • Commissioner of Brazoria-Fort Bend finance, and energy brings innovative and dispassionate way. In his role as Senior • Non-executive Director of Insect Rail District (Texas). positive insight to the Board’s policy discussions Independent Director, Mark brings an Technology Group Holdings Limited. and to its interaction with management. excellent understanding of investor External appointments: expectations as well as providing significant insight into managing relationships • Managing Partner of Tax Equity Advisors LLC; with investor and financial communities. • Director of Plug Power, Inc; and • Director of Intellihot Inc. External appointment: • Chairman of Spectris plc. 67

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Corporate Governance overview Your Board remains committed to the highest standards of Corporate Governance and in 2019/20 continued to embed the new UK Corporate Governance Code into the work that we do. Board Key matters considered by the Board include: Our Board is responsible collectively for the effective oversight of the • the Company’s strategy and long-term strategic objectives; Company and its businesses. It determines the Company’s strategic • risk appetite and determination of principal risks; direction and objectives, business plan, dividend policy, viability and governance structure to help achieve long-term success and deliver • overall corporate governance arrangements, systems of internal sustainable shareholder value. The Board also plays a major role in control and risk management; setting and leading the Company’s culture and wider sustainability goals. • annual business plan and budget; It considers key stakeholders in its decision-making and, in doing so, • significant changes in capital structure; ensures that Directors comply with their duty under section 172 of • succession planning for Board and senior management; the Companies Act 2006.  • half-year and full-year results statements, Annual Report and Accounts To operate efficiently and give the right level of attention and consideration and other statutory announcements; to relevant matters, the Board delegates authority to its Board Committees. • oversight of the Company’s response to major crises and other Each Committee Chair reports to the Board on their Committee’s activities significant challenges; and after each meeting. • determination of the framework or policy for the remuneration of the Chairman, Chief Executive, Executive Directors, Group General Counsel and Company Secretary, and direct reports to the Chief Executive, following recommendation from the Remuneration Committee. Board Committees Audit Committee: Nominations Remuneration Finance Committee: Safety, Environment and • Financial reporting. Committee: Committee: • Financing policies and Health (SEH) Committee: • Internal controls. • Board and Committee • Policy. decisions. • SEH strategy and policies. composition. • Processes for risk • Consideration of exercise • Credit exposure. • Performance targets. management. • Succession planning. of discretion. • Hedging. • Sustainability. • Internal audit. • Board appointments. • Implementation of policy. • Foreign exchange • External auditor. • Incentive design and transactions. setting of targets. • Tax strategy and policy. • Guarantees and indemnities. Executive Committee Led by the Chief Executive, the Committee oversees the safety, operational The Committee members have a broad range of skills and expertise that and financial performance of the Company. It is responsible for making are updated through training and development. Some members also hold the day-to-day management and operational decisions it considers external non-executive directorships, giving them valuable board necessary to safeguard the interests of the Company and to further the experience. Those members of the Committee who are not Directors strategy, business objectives and targets established by the Board. regularly attend Board and Committee meetings for specific agenda items. Other management committees Disclosure Committee; Investment Committee; Share Schemes Sub-Committee. Our Executive Committee Governance structure Three Executive Directors are members of the Executive Committee, The schedule of matters reserved for the Board and terms of as well as being on the Board. The Group General Counsel and reference for each Board Committee are available in our Board Company Secretary is also a member of the Executive Committee. Governance Document at: www.nationalgrid.com See their biographies on page 66. Reports from each of the Board Committees, together with details of their activities, are set out on pages 76 – 87. John Pettigrew – Chief Executive and Committee Chair Andy Agg – Chief Financial Officer Full biographies for the Executive Committee are available at: Nicola Shaw – Executive Director, UK www.nationalgrid.com Alison Kay – Group General Counsel and Company Secretary Andy Doyle Badar Khan Barney Wyld Adriana Karaboutis Jon Butterworth Chief Human Resources President, National Grid Group Corporate Chief Information Managing Director, Officer US Affairs Director and Digital Officer National Grid Ventures Badar was previously President of the National Grid Ventures business before stepping into the role of Interim President of the US Business, following Dean Seavers stepping down in November 2019, and was appointed to the role permanently on 2 April 2020. Jon Butterworth was appointed Managing Director of National Grid Ventures and a member of the Executive Committee after fulfilling this role on an interim basis since November 2019. 68

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Corporate Governance overview Matters considered by the Board Board and Committee membership and attendance The table below sets out the Board and Committee attendance during the year to 31 March 2020. Attendance is shown as the number of meetings attended out of the total number of meetings possible for the individual Director during the year. Safety, Environment Director Board Audit Finance Nominations Remuneration and Health Sir Peter Gershon   12 of 12 – –   7 of 7 – – John Pettigrew 12 of 12 – 4 of 4 – – – Andy Agg 12 of 12 – 4 of 4 – – – Nicola Shaw 12 of 12 – – – – – Jonathan Dawson 12 of 12 – 4 of 4 7 of 7   5 of 5 – Therese Esperdy 11 of 121 4 of 4   4 of 4 7 of 7 – – Paul Golby 11 of 121 4 of 4 – 7 of 7 –   6 of 6 Liz Hewitt – Appointed on 1 January 2020 2 of 2 1 of 1 – 2 of 2 – 1 of 1 Amanda Mesler 12 of 12 4 of 4 1 of 1 7 of 7 – 5 of 5 Earl Shipp 12 of 12 – – 6 of 72 4 of 52 6 of 6 Jonathan Silver – Appointed on 16 May 2019 9 of 9 – 3 of 3 6 of 6 2 of 33 – Mark Williamson 11 of 121   4 of 4 – 7 of 7 5 of 5 – Former Directors who served for part of the year Dean Seavers – Stepped down from position of Executive 6 of 84 – – – – – Director, US on 5 November 2019 Nora Mead Brownell – Stepped down from position of – – – – – – Non-executive Director on 8 April 2019 1. Four ad hoc Board meetings were held during the year and all non-attendance was due to short notice. 2. Earl Shipp did not attend the April Nominations and Remuneration Committee meetings due to personal circumstances. 3. A Remuneration Committee meeting was held at short notice in November 2019 and Jonathan Silver was unable to attend. 4. Dean Seavers was unable to attend the October and November 2019 Board meetings. All Board/Committee members who were unable to attend a meeting provided comments in advance. Board/Committee Chair Examples of Board focus during the year include: Views of Key areas key stakeholder of activity Matters considered Key decisions made/link to purpose groups considered Strategy and Strategy remained a key focus throughout the year. The Board • Board approval of the Company’s Business Plan All: performance participated in two interactive strategy sessions in addition to and strategy; Investors the time allocated during Board meetings this year. The offsite • the direction of travel for our digital strategy; sessions in September 2019 and January 2020 provided the Suppliers Board with an opportunity to scrutinise business performance • following consideration of the external energy Customers against the strategic plan and review the key strategic objectives landscape, endorsed the strategic priority areas for management focus for 2020/21; Regulators for the year. In the year, the Board focused on: Communities and • developing a Business Plan that meets the Group’s • reviewed and endorsed the ambition of net zero by 2050 and the interim targets for the Company governments requirements, aligned to the Company’s purpose, vision and Our colleagues values and underpinned by a robust financial strategy;  as a whole; • reviewing and scrutinising Group trading performance, budget • received updates on cyber security activities and and consideration of share price; the progress being made in this area. The Board agreed it was acting in accordance with its risk • shareholders’ interests if the Labour Party had won the 2019 appetite in this area; and UK General Election and implemented its manifesto commitment to nationalise National Grid UK regulated business • commissioned an internal investigation report, and interconnectors; along with an ESO technical report to establish the factors that had led to, and the lessons that • growth strategies for NGV, including renewable generation could be learned from, the power outage which strategy; had occurred on Friday 9 August 2019. • performance updates from the UK and US businesses; • the key milestones and progress made by the Company on the energy transition; • climate change and our strategy to further reduce our emissions, to achieve net zero by 2050 and make a wider contribution to the decarbonisation of the economies in which we operate; • innovation and technology – see separate section below; • the increasingly strong performance of the UK and US commercial property portfolio; and • the sequence of events that took place on Friday 9 August 2019 cumulatively resulted in a widespread electricity power outage across the country. 69

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Corporate Governance overview continued Matters considered by the Board continued Views of Key areas key stakeholder of activity Matters considered Key decisions made/link to purpose groups considered Business plan Discussed the ongoing financial strategy and business plan for • Approval of the initial five-year plan and the Investors and dividend the year. Regular updates were received on emerging themes viability and going concern statements; Customers and key external challenges, and particular consideration was • Confirmation that the Group had a financially given to these and the current political environment. Communities and sustainable business model for the foreseeable governments future, defined for this purpose only as the five The Group’s financial capacity under the Business Plan was years from March 2019 to March 2024; Our colleagues stress tested using the current approach to fund the dividend until Financial Year 2026, in the context of current market • The Board considers a range of factors when expectations. The Board also reviewed the suitability of the annually reviewing and setting the dividend, Group’s dividend policy wording considering the key regulatory including expected performance and regulatory processes in the UK and US. developments. No dividend policy changes were recommended and the current policy was In light of the COVID-19 pandemic, the Board discussed the reaffirmed; and issues that had been considered and analysis undertaken in • Approved the payment of the final dividend at its relation to the payment of a dividend, which had included additional June 2020 Board meeting. financial scenarios and resilience testing, and consideration of stakeholders including investors such as pension funds. Employee This year the Board received biannual updates on the • Board input on the approach taken to workforce Our colleagues engagement implementation of employee voice on Board activity and culture. engagement activities and the topics discussed and culture based on employee feedback; and The Board reviewed the existing employee engagement • The Board believes that existing approaches and implementation plan and commented on the overview of activity mechanisms enable comprehensive two-way for the next half of the year. Focus has continued on improving engagement opportunities with the workforce and communication channels between the Board and employees is satisfied that the approach taken is an effective to ensure feedback and updates on actions are shared. alternative to the proposed methods set out in the Code. Discussed the importance of a diverse and engaged workforce to deliver our Group strategy and the continued need to ensure Please see pages 72 and 73 for more information. an open culture where dialogue between the Board, senior management and the workforce is encouraged. Our workforce continued to be a key focus as we navigated the impact of the COVID‑19 pandemic. The health and safety of our employees remained paramount and discussions centred on keeping critical employees safe whilst their work continued. The Board received weekly updates on employee wellbeing and absenteeism. Political and The Board has continued to focus on how to promote the • Board input on, support for and monitoring of All: regulatory success of the Company during further developments to the the UK and US regulatory strategies; Investors environment external environment in the UK and US. • Political sub-group of the Executive Committee Suppliers continued to take a more hands-on approach to In the UK, regular updates were received on risks and the evolving political and regulatory landscape Customers opportunities posed by Brexit proposals and the potential for and its implications for the Company; and Regulators state ownership, and continued engagement activities with our Communities and stakeholders on the issue. • The Board agreed that a lessons learned exercise would be undertaken which would governments In the US, the Board received regular updates on the gas supply include an assessment of the Company Our colleagues constraint in downstate New York. Once an agreement has been stakeholder management at the US state political reached with the Governor of New York, the focus for the US level. The reviews were conducted by external Business will be on executing the longer-term supply strategy and consultants. The Board received a comprehensive undertaking a major change in the way it engages with external assessment of the lessons learned at the March stakeholders in New York. 2020 meeting and the action plan to implement the reviews’ recommendations was approved at the April 2020 meeting. 70

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Corporate Governance overview Views of Key areas key stakeholder of activity Matters considered Key decisions made/link to purpose groups considered RIIO-2 price The Board scrutinised and challenged the Company’s UK • Draft business plans were reviewed, and the Investors control regulatory strategy throughout the year, providing feedback, Board approved the creation of a sub‑committee Customers guidance and support for its ongoing development. of the Board, chaired by the Chairman, to confirm the content for the business plans and Regulators The Board reviewed the financials of the business plans, accompanying assurance statements prior to noting that the majority of spend was associated with asset the final submission to Ofgem; health and increased cyber security requirements. • the sub-committee considered how the comments from the Finance Committee on the A strong stakeholder engagement strategy was adopted Financeability Assurance Statements had been by the Transmission and System Operator Boards. This taken into account; and commitment was demonstrated by signing engagement charters to be stakeholder led and to be part of the User • stakeholder engagement consisting of 2,800 Group process. Our final business plans were submitted to individuals, representing the full cross-section Ofgem in December 2019 following extensive stakeholder of our stakeholder segments, and 13,000+ engagement panels, challenge groups, and consideration consumers, shaped the plans to deliver a safe against the 2050 net zero target. and reliable network while enabling the transition to a low carbon network. The Board reiterated that the plans had inbuilt mechanisms to cope with potential changes to the energy landscape without increasing consumer bills in real terms. Technology The Board reviewed the performance and success of National • The Board reviewed the overview of investment Our colleagues and innovation Grid Partners against the Business Plan and heard about a strategies and endorsed the growing portfolio number of proposed investments. noting the establishment of a positive reputation in the external market. The business continued to perform well and focus remained on disruptive innovation capabilities. Total societal Focus has been on navigating expectations of various • The Board recommended the development and All: impact stakeholder groups as societal expectations have changed. implementation of a new Responsible Business Investors National Grid is at the centre of the energy system in the UK framework for the Company. and US, and we are uniquely positioned to drive societal impact Suppliers in the energy sector and enable a clean, green energy system. Customers Regulators Communities and governments Our colleagues Looking forward, the Board’s focus for next year is expected to include: • management of threats and opportunities posed by the next phase of the COVID-19 pandemic; • ensuring an acceptable outcome for RIIO-2; • strategy, including the future of gas; • organisation, culture, bench strength and talent; • US reputation recovery; • New York rate case filings; and • net zero. 71

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Corporate Governance overview continued Our culture journey We recognise that how we do things is as important as what we do. how we make decisions and our attitude towards risk aligned with the Group’s purpose, vision and values. The Board is responsible for influencing and monitoring culture throughout the organisation to ensure we are emulating desired beliefs The Board has spent considerable time reviewing and determining the and behaviours both in and outside the boardroom, and identifying right culture for the organisation and recognises that there is still work areas where culture is embedded strongly and areas where shifts in to be done; the journey so far is outlined below. culture are required. Our culture determines how we behave, 2016/17 2017/18 Culture‑themed internal Board and Committee evaluation Re-established clear purpose, vision and values and assessed how the Board set the ‘tone from the top’ and how agreed a common definition of culture as ‘Our values, beliefs effectively this was cascaded throughout the Company. and behaviours that characterise our Company and guide our practice.’ The Board agreed culture‑specific actions and a culture scorecard to be reported to the Board at least annually. Agreed areas for increased Board focus including visible leadership and agreed the approach to engaging most effectively with employees. Approved format for culture scorecard to aid the Board in monitoring culture at Group level. 2018/19 Annual employee survey results were considered, and areas A revised culture scorecard was considered against an overall of improvement augmented into the Board’s behaviours status for each of the Company’s values, bringing together including local engagement sessions in the UK and US. data from teams including safety, ethics, compliance, supply chain management and customers. The Company committed The 2018 Corporate Governance Code was considered in to review how to evolve its approach to monitoring and depth by the Board, and key stakeholders were mapped out measuring culture, along with how it could align the activity and discussed. The Board discussed its chosen approach taking place to have a greater combined impact and make to workforce engagement and an implementation plan change happen at a faster pace. was agreed. Looking 2019/20 ahead Board culture evaluation Over the next year the Board will focus on the following During the year the Board considered culture throughout culture‑related activities: its decision-making and the internal Board evaluation • monitor the implementation of the Company’s purpose, incorporated a review of culture. For more information vision and values and the link to the Company’s culture; see page 74. • review and monitor the culture actions of the internal Board evaluation to ensure that the ‘tone from the top’ Board review of culture scorecard is correct and the Board has a clear view of culture both A new set of vision and values was agreed for the Company at Board level and within the organisation; and the Board agreed to evolve its approach to measuring • facilitate a culture session with the Chief Human and monitoring culture across the Company with the aim of Resources Officer and the Board to consider the results having a simplified approach. This would be based on the of the 2019/20 Board evaluation; and Company’s externally benchmarked annual safety survey, • review and monitor the change in culture and ways of external customer feedback and the modification of the working in the Company during the COVID-19 pandemic. Company’s annual engagement survey to align around a more useful cultural diagnostic. Culture diagnostic work throughout the year showed that the current culture was highly consistent across the Company, promoting a common identity across the organisation; areas of focus and change were also identified as part of the exercise and these have been considered. 72

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Corporate Governance overview Workforce engagement Employee engagement sessions Employee Voice engagement sessions with NEDs In response to the Code we have implemented a range of Employee April 2019, Boston, US Voice on Board (EVOB) activities to ensure that there is appropriate Employees took the opportunity to discuss our corporate culture. meaningful engagement between the Board and our workforce. The Board were pleased with the unanimous agreement of how Activities seek to expose Board members to a broad cross section important our safety culture was across the Company and the open of employees and employee experiences across the Company and discussions on wide‑ranging topics which followed. Discussions our locations. Using the employee input through the EVOB activity focused on the requirement to positively reinforce the desired culture to feed Board decision-making is a core part of the Code and a across all areas of the business and to ensure that communication discussion topic and action log has been maintained following each channels and transparency of actions increased. Topics of concern of the relevant activities. were raised around the limitations of the existing processes and systems and the Board noted these challenges as areas for During the year, the Non-executive Directors (NEDs) held three improvement. employee voice engagement sessions, in Boston, New York and London. Unfortunately the session scheduled for March 2020 in September 2019, New York, US California was cancelled due to COVID-19. The employee engagement These sessions focused on the ongoing communication strategy sessions provided an opportunity for employees and all NEDs to being implemented throughout the Company. Discussions centred discuss topical subjects, including how successful employees felt the on sharing information across jurisdictions and individual business Company had been in embedding its values, beliefs and behaviours areas to help ‘find a better way’ and to promote project successes throughout the organisation, and shared their views on the gender and learn from any programme failures. The Board listened to pay gap. The two-way conversations were strongly encouraged and concerns around technology and provided an update on the plan provided a great opportunity for the Directors and employees to going forward. engage more widely in a more informal environment. The Board allocates time directly after the sessions to discuss key outcomes December 2019, London, UK and takeaways. Communications this year have increased to ensure The Board praised the active engagement at these sessions with our employees are kept informed about what was being heard in topics focused on corporate identity, culture, diversity and the gender these sessions as well as progress against the actions taken from pay gap. Conversations highlighted the need to increase ethnic and the meetings. The Board continues to receive updates on the actions gender diversity in senior roles and the NEDs informed the attendees taken from these sessions. of the latest initiatives (see table below). Positive conversations around reducing the gender pay gap also took place, which started Eight non-exec board members hosted: with understanding the reasoning behind the difficulty experienced across meeting with over resulting in in recruiting women for some specific roles within the business. The Board encouraged discussions on ideas for programmes aimed at 44 27 240 27 encouraging and enabling women to return from maternity leave. face-to-face different sites colleagues actions captured Employee Resource Group (ERG) Non-executive sessions Director Dinner November 2019, London, UK Colleagues’ feedback has inﬂuenced the board’s thinking in the following areas and actions are currently in progress: In November, a dinner was held to provide the opportunity for 16 UK ERG Chairs and leads to hold informal discussion with NEDs on Inclusion and diversity Safety Company brand Onboarding the importance and impact of the ERG they support and lead. NEDs Change management Silos Line management Culture IT were able to discuss and gain feedback on inclusion and diversity related engagement topics. Following the positive feedback received Talent attraction and retention Decision making Communication from this session we have planned an equivalent US dinner for 2020. What have we heard? What have we done? During the employee engagement sessions, some of the areas that we heard about were: • more needs to be done to create ethnic and • appreciating cultural differences is valued by our ethnically diverse colleagues, so we have refreshed gender diversity within the Company and to and simplified our Reverse Monitoring process to build on cultural awareness by ‘walking in our shoes’; ensure that senior roles are representative and • a new category for Inclusion has been created for the Chairman’s Awards, which can be awarded to any individual or group that has contributed positively towards inclusion at National Grid. Examples include involvement in our employee resource groups and evidence of working towards our Group inclusion and diversity strategy. • more visible support of and advocacy for the • the Executive Committee has joined the Board in supporting and advocating the work of the employee employee resource groups by the Board and resource groups on a regular basis, including attendance at the twice-yearly Inclusion Forums. The full Executive Committee calendar of events has also been circulated. • communication and cascading issues combined • a communications strategy has been developed to ensure stronger alignment between the Group with process and system changes have caused narrative and local communications to create a clear line of sight from Group messages to regional problems entities. • improvements needed in two-way communications • the UK business has implemented a comprehensive leadership communications programme which to ensure priorities and focus areas are aligned includes Q&A sessions, breakfast and lunches with Executive Directors and increased frequency of and that all departments are working towards the Town Halls to engage in conversations about the Company’s direction, priorities and to give the overarching National Grid goal Directors more opportunities to listen to issues and ideas from across the business. • frustrations that there are no obvious changes • the US business is developing a communications plan to address any employee concerns more following the annual employee engagement survey effectively and to ensure updates are communicated and cascaded successfully. • conversations around gender pay and • in response to gender pay gap concerns and that women require encouragement from the Company suggestions that more needs to be done to to return from maternity leave, we have compiled a list of leading senior examples who flex their work engage and enable women returning from pattern. They have been interviewed by our communications team and their ‘work story’ will feature in maternity leave our internal email bulletin every six weeks. • concerns around technology and cyber threats • a key focus for 2020/21 is to implement our updated information technology strategy in response to concerns raised by employees throughout the Group. 73

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Corporate Governance overview continued Performance evaluation 2019/20 Internal Board evaluation The effectiveness of each of the Board Committees was taken into Following the external Board evaluation which was undertaken account in the evaluation. The results confirmed that there were minor last year, this year, we undertook an internally facilitated Board areas for improvement in relation to Board effectiveness. and Committee evaluation. The process of the evaluation and the areas identified for further The evaluation focused on Board development and the purpose of this development are noted below. review was to gain: • insights into how Directors viewed the culture of the Company; • an understanding of what constituted effective decisions made during the year and why; and • a deeper understanding about our culture and how it aligned with the Company’s ambitions. Our internal evaluation process Board received the Board and Board completed a tailored Russell Reynolds Survey on Committee Effectiveness organisational culture diagnostic and how Board members January Surveys – including questions perceived the culture in the Company. on the effectiveness of the Board and its decision‑making Completed Myers-Briggs type indicators (if not known). during the year. Results received from surveys. These were reviewed and analysed to create an aggregated report in relation to organisational culture. February/ March Comments from the effectiveness survey were discussed in the individual Director performance evaluations. Effectiveness action plans Facilitated session with Chief Human Resources Officer analysing created and discussed with results of the organisational culture survey, including a comparison Later in the Board and its Committees. of the findings of the same survey completed by the Company’s 2020 senior management. Actions to enhance the Board’s effectiveness for 2020/21 The Board discussed the results of the evaluation in April 2020 and in May 2020 the following actions were agreed: Action Responsibility More effective discussion and decision-making through streamlined Chief Executive and Group General Counsel and Company Secretary and targeted papers to the Board and its Committees. External perspectives to be brought forward to the Board to bolster Chief Executive and Group General Counsel and Company Secretary management expertise including in the areas of cyber, climate change, customer and developments in energy policy and energy technology. Continue with and enhance the effectiveness of employee engagement Chief Executive, Group General Counsel and Company Secretary and sessions to ensure a clearer alignment between these sessions and Chief Human Resources Officer discussions/decisions made by the Board and its Committees. Devote more time to the discussion of strategic priorities at Chairman, Group General Counsel and Company Secretary and Board meetings. Chief Human Resources Officer 74

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Corporate Governance overview Progress against actions for the Board agreed in 2018/19 external evaluation Action Progress made Invite our customers into the boardroom to understand The Chairs of both our RIIO-2 Transmission and ESO Stakeholder Panels met with the Board in and directly hear their perspectives. May and July 2019 respectively. This brought a valuable insight into how our RIIO teams were focusing on the needs of our customers during the regulatory review. We will keep the current situation under review and aim to invite additional customer groups into the boardroom later this year. Continue to invite external speakers to Board meetings/ The Governor of Massachusetts and a member of the Governor’s office met with the Board in dinners on topical issues. March 2019. The Chair, CEO and incoming CEO of Ofgem met with the Board in November 2019. We had invited Pacific Gas and Electric to meet with the Board in March 2020; however, this has now been postponed due to COVID-19. We continue to monitor the topical issues and will keep under review prospective external attendees who could meet with the Board later in the year. Use market research agencies to bring the voice of the This has been undertaken this year through regular reports from the businesses who use these customer and other stakeholders into the boardroom. agencies to inform their views. Facilitated session to be held to consider how to An all-inclusive facilitated session was due to take place in March 2020 in California which would enhance the collective strengths of the Board in light of have covered culture and the results of this year’s internal Board evaluation. Due to COVID-19 this the individual strengths evidenced as part of the has been postponed. evaluation. Sponsor of each paper to consider why the Board is We have continued to develop our Board and strategic papers with the assistance of a third party being asked to consider a particular paper. On strategic to ensure Board meeting effectiveness. The amendments to our paper templates have been papers, the Chairman to ask the sponsor at the made to encourage and guide the sponsor and the paper author to consider the end aim or beginning of the meeting what they are hoping to action they require from the Board. A focus for this year is to ensure the strategic aim is achieve in the meeting. re-communicated at the beginning of each item before Board discussion and input commences. Add a Corporate Social Responsibility session annually A deep dive into Corporate Social Responsibility took place at the January 2020 Board strategy to the Board agenda. session and will be discussed again later in the year. Directors’ induction and training centres in Boston and learnt more about our approach to Directors’ induction programme personalisation and tailoring our customer experience journeys towards the electrification of vehicles and the clean energy future. Following appointment to the National Grid Board, each new Director receives a comprehensive induction programme tailored to their Jonathan Silver experience, background and the requirements of the role. Consideration is also given to Committee appointments, and the Group General Focus for Jonathan’s induction was given to matters pertinent to his role Counsel and Company Secretary assists the Chairman in designing and on the Finance Committee. facilitating the individual programmes. They are primarily designed with • Jonathan met with the Group Treasurer and the Group Head of Tax the purpose of onboarding and familiarising the new Directors with our who provided a summary of the financing strategy and an overview business, vision, values, governance and people. of the current financial risks faced by the Group, including the current risk appetite and management framework in relation to those Both Earl Shipp and Jonathan Silver were provided with a formal, tailored risks. Discussions also included: treasury controls; processes and induction programme upon joining the Board last year. A detailed systems; National Grid’s tax strategy; the impact of US tax reform; summary can be found below. and an overview of pension schemes and pension strategy. He also met key employees throughout the business to discuss financial The Board has also welcomed Liz Hewitt this year and we will report accounting and control issues, the statutory audit, the annual on progress against her induction plan next year. business planning process and other substantive topics involving pensions and insurance. Non-executive Director induction examples • Jonathan undertook a number of site visits across Rhode Island and Earl and Jonathan both underwent a tailored induction programme Massachusetts. This included a tour of a liquefied natural gas facility, covering a range of areas of the business including governance, as well as visits to renewable energy projects across Rhode Island. remuneration and stakeholder matters. Throughout the year they have He also received in‑depth information briefings and undertook both met with senior management from key business areas and functions control centre tours across the customer, gas distribution and gas as well as employees across the UK, US and NGV businesses. They transmission functions. also both separately received a briefing from our legal advisors which included: company law and directors’ duties; corporate governance; Director development and training the Market Abuse Regulation; and listing and disclosure obligations. The Chairman has overall responsibility for ensuring that our Non‑executive Directors receive suitable ongoing training to enable them Both directors met key employees in our Reward team to understand to remain an effective Board member. Individual training requirements our reward strategy, remuneration policy and current market practice are reviewed and agreed annually on a one-on-one basis. As our internal necessary to assist with their appointment to the Remuneration Committee. and external business environment continues to change, it is important to ensure that Directors’ skills and knowledge are refreshed and updated Earl Shipp regularly. In addition to individual tailored training, updates on corporate Focus was given to matters pertinent to his role on the Safety, governance, legal and regulatory matters are also provided by way of Environment and Health Committee. briefing papers and presentations at Board meetings. Non-executive • Earl met with a number of employees throughout the business Directors receive details of training and development opportunities and in key safety roles including Paul Golby, the Committee Chair, offered by external advisors on various topics including cyber security, to discuss National Grid’s Safety Framework, including carbon operational resilience, climate change and technical updates on a reduction and climate change, wellbeing, sustainability and our regular basis and we encourage and monitor attendance. In light of 2050 net zero ambition. COVID-19, training opportunities have continued virtually via webinars. Additionally, the Non-executive Directors are expected to visit at least • He undertook numerous site visits in both the UK and the US and one operational site annually, a target which is regularly exceeded. attended a thorough and engaging safety roadshow in May 2019. Examples of site visits undertaken this year include a visit to the Feeder This included a visit to our gas, electric and customer business units 9 Project at Goxhill in the UK and South Street Substation Project in in New York and New Jersey where he was provided with a detailed Providence, Rhode Island in the US. end-to-end view of our smart grid approach and our Grid Modernisation Strategy. He also visited control rooms and contact 75

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Audit Committee Review of the year Continued focus on internal control over The Committee met four times during the year financial reporting and IT to undertake its role in providing oversight and The Committee considers these matters at monitoring the integrity of financial reporting, each meeting as a matter of routine. The focus the effectiveness of internal risk management, in the early part of the year was on monitoring control and assurance processes, the progress reported by management to address Company’s governance framework and the IT control deficiencies highlighted in previous external audit. Following the decision to defer years, and in May 2020 we concluded that the Group’s results announcement by a month sufficient additional control activity had been in light of the COVID-19 pandemic, the implemented to allow us to judge the Committee met in May 2020 with an additional ‘significant deficiency’ previously reported in meeting convened in June 2020. respect of US IT infrastructure controls to be remediated and closed. A substantial proportion of the Committee’s time from late March 2020 onwards was During the second half of the year, time was Mark Williamson devoted to focusing on the year-end financial spent understanding management’s progress Committee Chair reporting, internal controls and related impacts on enhancing control environments across all arising from the COVID-19 pandemic in the UK locations. In particular, in March and May 2020, and US. the Committee considered management Key areas of focus in 2019/20: updates on the lessons learnt from the initial • Assessing and responding to the impact Assessing and responding to the impact implementation of SAP S/4 HANA (as part of of COVID-19 on year-end financial of COVID-19 on year-end financial the MyFinance programme) for the ESO prior reporting and internal controls; reporting and internal controls to the planned deployment of the technology as the financial system of record across the UK • Internal controls; The Committee met as scheduled on 25 March, in the week following the stay at regulated business in mid-2021. • Overall framework for risk assurance; home notices being issued in both the UK and • Cyber security and cyber audit; US. The Committee discussed management’s As we do annually, we considered the impact • New UK system of financial record evolving risk assessment relating to the impact of these matters on the year-end attestation (Phase 1); of the pandemic on the year-end reporting and relating to the effectiveness of internal controls over financial reporting required under SOX. • Climate change related financial close process, as well as contingency plans. disclosures; and The Committee sought regular updates from management throughout the year-end close Overall framework for risk assurance • Finance leadership changes. process as continuity plans were implemented. During the year, we discussed the Company’s control framework and its maturity and it was Key areas of focus in 2020/21: As discussed on page 78, the key accounting, agreed that management would come back • Ongoing review of the impact of financial reporting and internal control related to the Committee regularly with updates on a COVID-19; matters were discussed in the May 2020 number of improvements and enhancements • Cyber security and cyber audit; and June 2020 meetings, and throughout to the Company’s risk, control and assurance • Overall framework for risk assurance; this period I remained in close contact with framework that was consistent across the the Chief Financial Officer, receiving regular Group. I was pleased to see the appointment • New UK system of financial record updates as the situation evolved. I am of a new Chief Risk and Compliance Officer (Phase 2); pleased to report that the Group’s close and the establishment of a central team to • Climate change related financial processes and Sarbanes-Oxley Act 2002 drive a more common approach to second line disclosures and Responsible Business (SOX) controls operated as intended without of assurance. In May 2020, we were updated reporting; and significant deviation. on the number of actions that had already • The UK regulatory developments and been executed and the plans that had been impact on the Committee. In light of the rapidly changing regulatory developed, including the appointment of and economic circumstances throughout respective leads in all businesses and functions Composition of the Audit Committee late March and early April 2020, a decision and the creation of implementation plans to The Committee is made up of five was taken to defer the Company’s results push the improvements forward. independent Non-executive Directors: announcement by one month to June 2020. This decision was consistent with those taken Cyber security and cyber audit update • Mark Williamson (Committee Chair); by many other companies, and in keeping with In September 2019, the Group Chief • Therese Esperdy; advice from the Financial Reporting Council Information and Digital Officer and Chief • Paul Golby; (FRC), Financial Conduct Authority (FCA) and Information and Security Officer joined for • Liz Hewitt; and SEC to afford management and the Board the delivery of the cyber-risk-related audit more time to better understand the evolving • Amanda Mesler. update to the Committee. The Committee situation. This has also allowed us to noted the significant work being undertaken appropriately address the key disclosure The Board is satisfied that all members of the to remediate control weaknesses and that it requirements in this Annual Report, in a was proceeding in line with expectations. Committee have recent and relevant financial number of key areas including: experience and that the Chair, as a chartered Following this meeting, an update on digital accountant, and with significant board level • accounting matters – and in particular the was presented to the Board in December 2019 financial and audit experience, is suitably impact of the moratoriums on collections to provide a consistent view of risk within the qualified. The Committee is deemed to have in the US on bad debt reserves and cash Company’s security framework. The Board competence relevant to the sector in which collection forecasts; confirmed it was comfortable with the the Company operates. • going concern – focused on the Company’s current cyber priorities and appropriateness of the Group’s analysis as stressed the importance of engagement The Committee members’ biographies are regards reasonable downside scenarios; with regulators for future cyber upgrades. The Committee will consider cyber assurance on pages 66 and 67 and contain details of • long-term viability statement – concerning again later in the year. each member’s skills and experience. the key assumptions and reassessment of viability from additional perspectives given the uncertainty and dynamic external factors and their cumulative effect in the medium and long term; and • the consideration and assessment of a specific COVID-19 risk scenario or cluster scenario. 76

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Audit Committee Climate change related financial Looking forward Further reading disclosures Impact of COVID-19 S You can view the Committee’s Terms of The Company has continued to make good The Committee expects a significant Reference here: www.nationalgrid.com progress towards providing disclosures proportion of its time will remain focused consistent with the recommendations set on the impact of the pandemic for the Statement of compliance with the Competition and out by the Task Force on Climate-related foreseeable future – across accounting, Markets Authority (CMA) Order – the Company confirms that it has complied with The Statutory Audit Financial Disclosures (TCFD). In the year, the financial reporting and internal control related Services for Large Companies Market Investigation Committee was presented with a roadmap matters. The Committee will continue to (Mandatory Use of Competitive Tender Processes to progress towards full compliance of TCFD monitor developments and adapt its approach and Audit Committee Responsibilities) Order 2014 and the current gap analysis. The Committee to best support the Group’s stakeholders. (Article 7.1), including with respect to the Audit noted progress made in the year, including Committee’s responsibilities for agreeing the audit the identification of a principal risk relating Other matters scope and fees and authorising non-audit services. to the threats and opportunities around Cyber and internal control matters will remain climate change and the Company’s first set high-priority areas as the Company seeks to of disclosures concerning longer-term embed improvements and efficiencies over scenario analysis. the coming months. In the context of the financial statements, In addition, the Committee will continue to the Committee also considered the impact take a close interest in the Company’s evolving of climate change on management’s key ESG-related reporting activities. It will also judgements and estimates, in particular continue to monitor UK regulatory developments regarding gas asset lives as set out on carefully, as the UK government responds to page 78. the findings of the Kingman and Brydon reports later in 2020. New UK system of financial record (MyFinance) – Phase 1 Audit Committee Chair transition MyFinance became the financial system of Liz Hewitt was appointed as Non-executive record for the ESO at the point of legal Director and joined the Audit Committee as separation on 1 April 2019. a member in January 2020. During 2019, Liz was identified as the right candidate to The Committee received updates from take over from me as Audit Committee Chair. management on a regular basis throughout the Over the course of 2020/21 I will be working year, in anticipation of the planned technology closely with the Nominations Committee and roll out across the UK business in early Board, as well as Liz, to ensure there is a 2021/22 (Phase 2). seamless transition plan in place. As part of Liz’s tailored induction she has had meetings The Committee discussed the programme with myself, Deloitte, the Global Head of Audit leadership, governance and assurance model, and other senior members of the Company’s and lessons learnt from Phase 1 that will be finance team and she will continue to work applicable to Phase 2. alongside me this year to ensure a smooth transition. Governance and regulatory changes During the year, we received a detailed report on the outcomes and recommendations of the audit reforms in the UK following the publication of Sir Donald Brydon’s review into the quality and effectiveness of audit in the UK, as well as those of the UK Competition and Markets Authority and the Kingman review Mark Williamson concerning the UK regulatory landscape. Committee Chair We also received a number of updates from Internal Audit in relation to the new Chartered Institute of Internal Auditors (IIA) Code of Practice and later in the year we will review this and make the appropriate changes to the Internal Audit Charter and the Committee’s Terms of Reference. Finance leadership changes The Committee also met privately with the Chief Financial Officer towards the end of his first full year in the role, to discuss succession planning within the Finance function during the coming year. We will continue these conversations in 2020/21. 77

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Audit Committee continued Significant issues/judgements relating to the financial statements The significant issues and judgements considered for the year ending In considering the financial results announcements and the financial 31 March 2020 are set out in the following table. results contained in the Annual Report and Accounts, the Committee reviewed the significant issues and judgements made by management In addition, the Committee and the external auditor discussed the in determining those results. significant issues addressed by the Committee during the year. You can read more in the Independent Auditor’s Report on pages 110 – 120. Matter considered Factors and reasons considered, including financial outcomes COVID-19 related • The Committee considered the accounting, reporting and internal control implications of the COVID-19 pandemic extensively matters throughout the period from late March through to June 2020. • The Committee satisfied itself that management had adequately identified and considered all potentially significant accounting and disclosure matters in May 2020. Particular attention was devoted to understanding the implications of the moratoriums on collections of customer receivables issued by regulators in New York, Massachusetts and Rhode Island in March 2020. These events significantly impacted the business with immediate effect and contributed to a total bad debt charge of £234 million for the year, of which £117 million ($150 million) was considered incremental and due to the moratoriums. • The Committee also noted the other significant matters identified by management, being the additional uncertainty relating to determining the fair value of unquoted assets held by the Company’s pension and other post-employment benefit schemes. The Committee accepted management’s approach to delay finalising the financial statements until early June 2020 to allow for additional asset valuation data to be received and appropriate adjustments reflected over residual elements of specific asset classes. • Concerning internal control, in March 2020, the Committee discussed management’s evolving risk assessment and contingency planning activities. The Committee noted, amongst other things, management’s process to have a back-up individual identified in order to plan for an unforeseen absence by someone involved in a key part of the year-end, close and reporting process. The Committee received regular updates throughout the year-end and close process, and acknowledged that in the vast majority of cases, control-related activities took place on time and by the individual originally assigned. • In May and June 2020, the Committee was kept informed of the impacts of COVID-19 on the Company, including accounting matters, going concern and viability considerations, in light of continuing business developments as well as regulatory pronouncements, including from the UK FRC on the rapidly evolving corporate reporting landscape. • Details of the Committee’s conclusions in relation to going concern and the long-term viability statement are set out on page 80. Application of the • The Committee considered papers from management over the course of the year setting out how the exceptional items Group’s Exceptional framework has been applied to certain events and transactions over the period, as set out in note 5 to the financial statements. Items Framework • For each item, the Committee has considered the judgements made by management, considering both, each item in isolation, and the aggregate view of the impact on adjusted profit and adjusted earnings per share. • The Committee reached the conclusion that additional US environmental provisions, the impact of a 0.5% reduction in the discount rate applied to the Group’s environmental provisions and the reversal of the change in the UK tax rate should all be treated as exceptional. • The Committee concluded in line with management’s view that it was not appropriate to treat the incremental $150 million bad debt charge as an exceptional item this year. In addition, having considered the quantum and nature of the settlement in relation to the downstate New York gas moratorium and the additional COVID-19 related costs, it was deemed appropriate to include the impact of these items within adjusted profit. Gas Transmission and • Consideration was given to whether the developments in the UK and US towards binding carbon reduction targets should trigger Gas Distribution asset any changes to our estimates, judgements or disclosures, especially regarding our gas asset lives. The Committee received lives in the context of various papers from management setting out an overview of the legislative changes in the period, analysis of the future pathways climate change for the energy transition in the UK and US, and evaluation of the possible future use for our networks in these circumstances. • The Committee accepted management’s view that on balance we believe there will be a role for our gas networks post 2050 under a range of possible scenarios, and there is nothing at present to suggest that the asset lives should be shortened at this point. The Committee also accepted management’s view that in light of the evolving legislative developments and increasing investor attention, disclosure of a key judgement in relation to the impact of changes of legislation, disclosure of our gas asset lives as a key estimate, and appropriate sensitivity analysis were appropriate as set out in note 13 to this year’s financial statements. Going Concern • The Committee evaluated papers prepared by management in May and June 2020, setting out management’s analysis under a reasonable but severe ‘worst‑case’ scenario, principally reflecting potential outcomes as regards the length and severity of lockdown conditions, US customer moratoriums and a significant level of employee absenteeism. The Committee evaluated management’s analysis of the mitigating actions available to it to manage through such a situation, including the degree to which plans already existed and the likely challenges associated with implementing them. • The Committee considered the assumptions made by management regarding availability of debt financing, noting recent debt issuances but also contingency plans in the event that debt markets could close. Having considered the available evidence, the Committee considered that the analysis presented, in conjunction with the disclosures included in note 1 to the financial statements, was appropriate to the Company’s circumstances. 78

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Audit Committee Key matters considered by the Committee The key matters considered by the Committee during the course of the year ended 31 March 2020 are set out below: Matter considered Factors and reasons considered, including financial outcomes Financial reporting • On an ongoing basis the Committee considered current IFRS financial reporting issues. In addition to the matters highlighted above assessed against the Group Exceptional Items Framework, we also considered the accounting as regards to the acquisition of Geronimo in accordance with IFRS 3 ‘Business Combinations’, the position at Western Link as regards to liquidated damage claims, and the impact of the 9 August 2019 UK power outage. • Monitored and reviewed the integrity of the Group’s financial information and other formal documents relating to its financial performance, including the appropriateness of accounting policies, going concern and viability. • Recommended to the Board the key accounting judgements and key sources of estimation uncertainty related to pensions and environmental provisions, made by management for the 2019/20 half and full-year financial statements, going concern and other reports filed with the SEC containing financial information. Internal controls • The Committee received regular updates on progress towards the Company’s annual SOX attestation. • In March 2020, the Committee considered management’s progress against its wider financial controls action plan, and further process improvements introduced ahead of the year-end, including relating to governance process and formalisation of documentation around non-IFRS performance measures. Risk and viability • In addition to its regular work monitoring internal control processes, and reviewing and challenging the draft viability statement, statement the Committee specifically focused its attention this year on how the Company had factored the COVID-19 pandemic into its annual risk assessment process and long-term viability testing. External auditor • Received an update report at each meeting, including updates on the status of, and results from the annual audit process. • Considered the external auditor’s report on the 2019/20 half and full-year results. • Received and reviewed the management recommendations letter. • Ongoing consideration of the external audit plan, including monitoring the approach, scope and risk assessments contained therein. • Assessment of the effectiveness and independence of Deloitte, as well as review and update to the Group’s policy on the provision of non-audit services from Deloitte following updated FRC guidance in the year. • Review and approval of all audit fees proposed by management and for non-audit services in the year. • Recommended to the Board the re-appointment of Deloitte at the upcoming AGM. • Received an update from Deloitte on workflows in relation to COVID-19 and received confirmation that the external audit team had been working well in new circumstances. • Discussed the results of the client survey assessment, noting results were broadly consistent with the prior year. Key themes were highlighted and it was ensured that any actions would be incorporated into the 2020 audit. • Continued to hold private meetings with Deloitte and maintained dialogue throughout the year. Corporate audit • The Committee received a review of the Corporate Audit Charter. Minor changes were made to reflect the SOX control testing transition and the Committee approved the updated Corporate Audit Charter. • Received an update on the 2019/20 audit plan and the significant findings, and reviewed the plan for 2020/21. • Received an update on cyber assurance and updates to the IT Risk Framework. • Reviewed PwC’s key messages in the external quality assessment (EQA) of Corporate Audit, noting the improvements made since the last EQA. • Updated the Committee on the new IIA Code of Practice and confirmed a recommendation would be brought back to the Committee later in the year, which would also be reflected in the Corporate Audit Charter and the Committee’s terms of reference. Compliance, • Welcomed Liz Hewitt to her first Audit Committee meeting in March 2020. governance and • Reviewed and approved the updated terms of reference for the Committee. disclosure matters • Received a detailed report on the outcomes and recommendations of the Brydon Review and other UK regulatory changes. • Considered the progress towards implementing the Financial Stability Board’s TCFD recommendations. • Received updates on ethics and business conduct, including whistleblowing to help monitor the management and mitigation of business conduct issues as part of the wider controls framework. The Committee noted that there had not been any significant breaches of the Company’s Code of Ethical Business Conduct; however, noted that some cases had highlighted opportunities for improved controls. The Committee was also pleased to hear that the whistleblowing procedures in place and internal procedures remained effective and a number of employee communications would take place in 2020 to improve the understanding of these procedures. • Received a bi-annual update of compliance with external laws and regulations, including updates on any non-compliance issues and steps being taken to improve compliance across the Company. The Committee discussed the controls and mitigating actions employed to reduce such instances of fraud and compliance breaches in support of the Group’s overall strategy and culture. The Committee noted that the review of enhancements to the Company’s risk, control and assurance framework would incorporate the improvement of assurance activities through culture, technology, organisation and reporting. 79

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Audit Committee continued Financial Reporting As part of its review of the financial statements, the Committee Going Concern and Viability Statement considered, and challenged as appropriate, the accounting policies The Committee, in conjunction with the Finance Committee, reviewed and significant judgements and estimates underpinning the the Group’s going concern and viability statements (as set out on financial statements. pages 26 and 27) and the supporting assessment reports prepared by management. This work enabled the Committee to be satisfied that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable The Finance Committee met in May 2020 to discuss the implications and provides the necessary information for shareholders to assess the of COVID-19 to the Group’s going concern and viability statements. Company’s position and performance, business model and strategy. This was reported to the Board at its meeting in June 2020. The current COVID-19 situation has highlighted the interconnectivity between risks and the speed at which risks may materialise and Risk management and internal control during this uncertainty, significant work was undertaken to consider Risk management the Company’s viability statement from additional perspectives. In May The Committee has delegated responsibility from the Board for the and June 2020, the Committee reviewed and challenged the viability oversight of the Group’s system of internal control and risk management statement and considered the period of assessment used, taking into systems. This includes policies, compliance, legislation including account the COVID-19 events and other external factors in the fast- compliance with SOX and the UK Bribery Act 2010, appropriateness of changing situation including benchmarking the approach adopted by financial disclosures, procedures, business conduct and internal audit. other companies. It also considered individual risk testing, cluster testing As part of the framework across the Group, National Grid’s values – and the impact of the Company’s response to COVID-19 on business “do the right thing”, “find a better way” and “make it happen” – continue plans and financial models. After due consideration, these were to communicate and promote a culture of integrity across the business. recommended to the Board in June 2020. The financial statements are prepared on a going concern basis such that the Company and the During the year, the Board reviewed the principal risks facing the Group Group have adequate resources to remain in operation as per National (as set out on pages 22 – 25). The Committee provided assurance and Grid’s Group Treasury policy. review of the risk management process to ensure that processes are in place to manage risk appropriately. Statutory reporting framework policy The Board has ultimate responsibility for effective management of risk Internal Control and Risk Management effectiveness for the Group including determining its risk appetite, identifying key We continually monitor the effectiveness of our internal controls and strategic and emerging risks, and reviewing the risk management and risk management processes to make sure they continue to be effective internal control framework. The Committee, in supporting the Board and assess them to make sure they remain fit for purpose. Following to assess the effectiveness of risk management and internal control the review over the year the Committee confirmed that the processes processes, relies on a number of Company-specific internal control had the correct authority, expertise and independence and provided mechanisms to support the preparation of the Annual Report and sufficient assurance to the Company. As the business continues to Accounts and the financial reporting process. This includes both the evolve, systems and processes continue to be implemented to support Board and Committees receiving regular management reports to include this such as the recent deployment of new systems across finance, analysis of results, forecasts and comparisons against last year’s results, supported by the cyber team. The Committee was satisfied that the and assurance from the external auditor. Members of the Executive systems and processes are functioning effectively. Committee attend quarterly performance reviews to supplement this. The effectiveness of internal controls and risk management processes is The Committee is kept fully informed of all new legislation, FRC advice regularly monitored and assessed by the Committee and management and best practice and the requirements of the Code and Disclosure to make sure they remain robust. This review includes financial, and Transparency Rules. Regular reviews in the drafting process operational and compliance controls. The Committee also monitors and support the development of an annual report and accounts that addresses any business conduct issues or compliance issues. The meets all requirements. Certificate of Assurance (CoA) process operates via a cascade system and takes place annually in support of the Company’s full-year results. The Board receives, in advance of the full-year results, a periodic SOX report on management’s opinion on the effectiveness of internal Corporate Audit supports the Group’s risk management and internal control over financial reporting. This report concerns the Group-wide controls processes. They deliver an independent and objective approach programme to comply with the requirements of SOX and is received to evaluate and push forward processes. The Global Head of Audit has directly from the Group SOX and Controls Team and through the responsibility for the internal audit function and attends all Committee Audit Committee. meetings, and has access to the Committee Chair when necessary. In relation to the financial statements, the Company has specific internal At each of the Committee’s meetings progress is reviewed including mechanisms that govern the financial reporting process and the significant findings and how previous actions have been completed. preparation of the Annual Report and Accounts. The Committee ensures The Committee notes timelines and where actions are overdue, these that the Company provides accurate, timely financial results and are challenged by the members. Corporate Audit is responsible for implements accounting standards and judgements effectively, including developing the Audit Plan including engaging in major change in relation to going concern and viability. Our financial processes include programmes across the business. The Committee approved the review a range of system, transactional and management oversight controls. of the Corporate Audit Charter in November 2019 following agreement Also, our businesses prepare detailed monthly management reports from the Safety, Environment and Health Committee. that include analysis of their results, along with comparisons to relevant budgets, forecasts and the previous year’s results. Quarterly performance This year, the Committee continued to keep IT controls at the top of its reviews, attended by the Chief Executive and Chief Financial Officer, agenda and focus, following the appointment of a new Chief Information supplement these reviews. Each month, the Chief Financial Officer Security Officer. In May 2020, the Committee was informed that the prior presents a consolidated financial report to the Board. year significant deficiency in respect of IT controls was closed, following work to fully remediate the IT infrastructure environment in the US. Fair, balanced and understandable The Committee undertook a full and formal review of the content in the Audit Committee Chair Transition 2019/20 Annual Report and Accounts and recommended the approval As outlined in the report on page 84, the Nominations Committee of the half and full-year financial statements and the Annual Report and discussed in 2019 the plan to recruit a Non-executive Director with Accounts to the Board. The review is a well-established and documented suitable capabilities to replace Mark Williamson as Audit Committee process involving senior management and the core reporting team. Chair when he retires. Following a thorough process, Liz Hewitt was To enable the Committee to make this recommendation, the Committee appointed to the Board and joined as a member of the Audit Committee. considered whether, taken as a whole, the Annual Report and Accounts is fair, balanced and understandable. The Committee also considered Liz is a Chartered Accountant with significant experience in dealing with the Company’s compliance with relevant regulatory frameworks and complex and challenging audit issues. She has extensive experience the validation of management’s representations to Deloitte. Further, it as chair of an audit committee previously holding the role with Synergy provided oversight of the quality and integrity of the Group’s financial Health plc and Savills plc. Liz currently chairs the Audit Committees of reporting and accounting policies and practices. Melrose Industries plc, Novo Nordisk A/S and the House of Lords. Further details on Liz’s career experience and skills can be found on page 67. 80

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Audit Committee External audit The Committee also meets with Deloitte twice a year without The Committee is responsible for overseeing the relationship with the management present, providing the external auditor with the opportunity external auditor. Mark Williamson meets with the external auditor prior to raise any matters in confidence and have an opportunity for open to each meeting and outside the meeting cycle on a regular basis. dialogue. This meeting also gives the Committee a chance to monitor the performance of the lead Audit Partner both inside and outside • Deloitte is the external auditor to the Company. Committee meetings. • Appointed in 2017 following a formal tender process. • Reappointed at the 2019 AGM for the year ended 31 March 2020. Non-audit services • Audit Committee was authorised by shareholders to set Deloitte’s In line with the FRC’s Ethical Standard and to help protect the external remuneration at the 2019 AGM. auditor’s objectivity and independence, we have a policy governing • Current lead Audit Partner is Doug King and 2019/20 was the third Deloitte’s provision of non-audit services. In March 2020, the Committee year of his term. approved amendments to the policy in line with the mandatory FRC changes outlined in the Revised Ethical Standards, published in Following consideration of the auditor’s independence and objectivity, December 2019. the audit quality, and the auditor’s performance, the Committee was satisfied with the effectiveness, independence and objectivity of Deloitte The cap on the total fees that may be paid to the external auditor for and recommended to the Board its reappointment for the year ended non-audit services in any given year is 70% of the average audit fees 31 March 2021. paid in the last three financial years. Following Deloitte’s appointment in 2017 this is the first year that this is effective on the Company. A resolution to reappoint Deloitte and give authority to the Audit Committee to determine their remuneration will be submitted to To help protect auditor objectivity and independence, the provision of shareholders at the 2020 AGM. any non-audit service by the external auditor requires prior approval. The policy allows for certain specified services to be undertaken under Effectiveness and performance ‘pre-approval’ by the Audit Committee where we believe there is no As part of the Committee’s responsibilities, a review during the year was threat to the auditor’s independence and objectivity, the service has undertaken to consider the effectiveness of the external auditor and been reviewed by the CFO, and where fees do not exceed £50,000. ensure that the quality, challenge and output of the external audit These services are limited to: process is sufficient. • audit, review or attest services. These are services that generally only the external auditor can provide, in connection with statutory National Grid’s management take an active engagement in the external and regulatory filings. They include comfort letters, statutory audits, audit process and recognise the importance of the process. The attest services, consents and assistance with review of filing Committee also regularly receives the views of senior management and documents; and members of the finance team in forming conclusions on effectiveness. • other areas, such as provision of access to technical publications. During the year, the Committee: Our policy requires management to present a list of all non-audit work • reviewed the quality of audit planning including approach, scope, requests to the Committee at each official meeting to ensure the progress and level of fees; Committee is monitoring all non-audit services provided. Non-audit • reviewed the outcome of recommendations from the Deloitte service approvals during 2019/20 principally related to comfort letters Management Letter in 2018/19; associated with debt offerings. Work performed by Deloitte during the • received the Deloitte Management Letter for 2019/20; year (which necessarily also includes engagements approved by the Committee in 2018/19) included pre-implementation governance reviews • held private meetings with Deloitte where management was not associated with the new UK financial record system (MyFinance) and present; and a final element of market-related advisory work with the UK property • confirmed that the external audit process by Deloitte had been division. delivered effectively. External auditor fees Auditor independence and objectivity The amounts payable to the external auditor, Deloitte, in each of the past In addition to the review of effectiveness, the Committee is responsible two years were: for considering the independence and objectivity of Deloitte. The Committee has full oversight of the non-audit services policy and fees Audit and non-audit services (£m) paid and enforces checks to ensure that employees of Deloitte are not appointed to roles in the financial reporting scope within the Company. 18.0 18.6 17.8 16.9 1.1 3.3 1.9 16.9 1.1 The Committee considered the safeguards in place, including the annual 15.3 15.9 review by Corporate Audit, to protect the external auditor’s independence. The external auditor reported to the Committee in June 2020 that it had considered its independence in relation to the audit and confirmed that it complies with UK regulatory and professional requirements, SEC regulations and Public Company Accounting Oversight Board (PCAOB) standards and that its objectivity is not compromised. The Committee took this into account when considering 19/20 18/19 17/18 19/20 the external auditor’s independence and concluded that Deloitte continued to be independent for the purposes of the external audit and Audit services confirmed that this recommendation was free from third-party influence Non-audit services and restrictive contractual clauses. Total billed non-audit services provided by Deloitte during the year The independence of the external auditor is essential to the provision ended 31 March 2020 were £1.1 million, representing 7% of total of an objective opinion on the true and fair view presented in the audit and audit-related fees. In 2018/19, non-audit services totalled financial statements. £3.3 million (22% of total audit and audit-related fees). Audit quality Further information on the fees paid to Deloitte for audit, audit-related Regularly throughout the year, the Committee looks at the quality of and other services is provided in Note 4 to the financial statements on the auditor’s reports and considers its response to accounting, financial page 136. control and audit issues as they arise. To maintain audit quality, the Committee reviews and challenges the proposed external audit plan, Total audit and audit-related fees include the statutory fee and fees including its scope and materiality, before approval, to satisfy itself that paid to Deloitte for other services that the external auditor are required Deloitte has identified all key risks and has developed robust audit to perform, such as regulatory audits and SOX attestation. Non-audit procedures and communication plans. fees represent all other services provided by Deloitte not included in the above. 81

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Finance Committee The Committee will continue to receive regular The Committee monitored the evolution and updates on implications as the pandemic efficiency of cyber insurance as part of our continues to progress. cyber insurance programme. This continues to be a fast-growing area of the global insurance Prior to the emergence of COVID-19 other market and external advisors are due to key focuses for the Committee included the present to the Committee in July 2020 to external regulatory and political environments, provide additional external insight. and significant time was spent considering the implications of Brexit and the resulting market At its meeting in April, the Committee impact following the UK’s exit from the discussed the impact of COVID-19 on the European Union on 31 January 2020. insurance market and will be monitoring the insurance risk appetite closely throughout In January 2020, the Committee members the year. hosted an informal question and answer session with employees from the Tax, Pensions Tax Therese Esperdy and Insurance teams in the UK, to further The Committee has continued to monitor the Committee Chair increase workforce engagement and to potential tax impacts of Brexit and received a encourage a dialogue between the Committee focused update on implications from a tax and employees whom the Committee would perspective throughout the year. An update Key areas of focus in 2019/20: not normally have the opportunity to engage was also received concerning the UK Finance with at meetings. Following the success of the • UK and US pension and investment strategy; Bill 2019/20 and the potential impact on the January session, similar engagement sessions Company, particularly around the impact of the • Financial risk appetite; are planned to take place in 2020 and thought changes to the IR35 rules. The Committee will • Treasury-related activities for the is being given as to how these can take place continue to monitor developments in this area. ESO separation; around COVID-19 restrictions. In January 2020, external advisors presented • Bond issuance and hybrid bond refinancing; to the Committee on the evolving Tax Treasury • Financial implications of RIIO-2; Transparency debate. RIIO-2 was a key focus for the Committee over • Review of external regulatory and political the year and regular updates on the financial The Company also continues to give focus to environments and potential impact on implications of RIIO-2 were received including the changing tax landscape, particularly in credit ratings and any associated financial an additional presentation focused on the relation to the effect of digitisation, in line with risk; and financial aspects of the RIIO-2 business plan. the business-wide digitalisation ambition. The • Green Financing Framework and first Discussions took place on the assumptions Tax team continue to inform the Committee of green bond issuances. and parameters set by Ofgem and proposed external developments in relation to tax authorities financial frameworks, ahead of the RIIO-2 to enable continued best practice and how Key areas of focus in 2020/21: business plan submission in November 2019. technology can be leveraged in this area. • COVID-19 potential market, financial and balance sheet impact; The Committee provided continued oversight Pensions • Going Concern and Viability Statement; over management decision-making and In 2018/19 the Committee commenced plans execution of financial risk. The Company • Financial implications of RIIO-2; to consider de-risking the UK pension plans, reviewed the management of the Group’s to more closely match the assets and liabilities. • Review of management of financial risk financial risk appetite; as a result, the Committee Throughout this year, the Committee against the Company’s financial risk appetite; approved minor policy changes to funding risk, considered these plans further and approved and liquidity risk, counterparty credit risk, credit appropriate solutions to de-risk the Company’s • Continued oversight around Brexit-related rating risk and foreign exchange translation risk. pension arrangements, enabling the National financial risks and market reaction. Grid UK Pensions Scheme to enter into buy-in Management provided regular updates on arrangements with both Legal & General strategy formulation for the future, including and Rothesay, supporting the Company’s investment requirements for the business, long-term strategy to reduce the level of risk credit ratings, dividend policy and LIBOR within its pension arrangements. Review of the year and COVID-19 transition. The Committee was pleased to The Committee met on four scheduled receive details on the execution of new bonds In July 2019, external advisors presented to the occasions during the year to undertake its during the year, approving the year’s financing Committee on the UK pension landscape and responsibility of monitoring the financial risk of strategy and receiving regular updates as trends in the market, including the increased the Group, focusing on key areas such as treasury, financing is executed. Approval was also given decline in the defined benefit schemes across tax, pensions, insurance, investments and to a hybrid refinancing strategy with hybrid the market and the increase in utilisation of commodities. The Committee also convened bonds issued across two tranches in NGG defined contribution schemes. The Committee for an additional presentation in May 2019 Finance plc. received a further presentation from external which focused on the financial impacts of the advisors in April 2020 focusing on the US RIIO-2 business plans. A Green Financing Committee chaired by the pension landscape and trends in the market Group Treasurer was established in December alongside the impact of COVID-19 on the Towards the end of the year the impact to 2019 to support the Company’s sustainability pensions market. global markets of the COVID-19 pandemic strategy and Green Financing Framework became clearer and the Committee held detailed on page 58 as the Group works Looking forward additional COVID-19 focused meetings in April towards its net zero ambition. In January 2020 The Committee will remain focused on and May 2020. Significant consideration was the Company launched its first green bond, ensuring the Company is effectively managing given to the financial implications of the global which was well received by the market. financial risk, working closely with the Audit pandemic on the Company. This included Committee with particular focus on impacts financial scenario planning and risk mitigation. In November, the Committee invited a credit due to the COVID-19 pandemic as it continues At its May meeting the Committee considered rating agency to the Committee to provide an to progress globally. the Going Concern assumption of the insight into methodologies used for ratings, the Company, considering the uncertainties posed credit landscape in the UK and US for regulated by COVID-19 and the additional focus by utilities and the potential impact of Brexit. regulators. This consideration included a range of cash flow outcomes, the Company’s ability Insurance to access existing undrawn facilities alongside The Committee received regular insurance its ability to access long-term debt markets updates which considered the current shape Therese Esperdy and short-term cash positioning. of the insurance market and how the Company Committee Chair was benchmarked against other organisations in relation to the Company’s approach to insurance renewals in April 2020. 82

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Safety, Environment and Health Committee Towards the end of the year we have seen the Gas safety and reliability acceleration of the global COVID-19 pandemic; A significant amount of the Committee’s time the health and wellbeing of all employees and this year has been spent on gas safety and contractors has been of paramount importance reliability in the US. The post-work stoppage during these challenging and unprecedented initiatives following the Massachusetts labour times. The Committee has and will continue to dispute were reviewed, including monitoring focus on ensuring the strategies and policies the closure of open work actions and the being implemented across the business implementation of new processes to ensure adequately protect the health, safety and regulatory compliance. Regular updates were wellbeing of everyone. provided which identified areas of focus and improvement and the Committee discussed Committee member induction and considered risks around these. The Since joining the Committee in 2019, both Committee also reviewed and challenged the Amanda Mesler and Earl Shipp have undertaken proposed plan to improve the safety of US site visits in the UK and US as part of their LNG plants. The Committee will continue to Paul Golby induction. These site visits provided a useful monitor progress of the gas safety and Committee Chair insight into the Company and the opportunity reliability initiatives over the coming year. to gain a wider perspective of National Grid and to meet and engage with a variety of National Grid’s net zero commitment Key areas of focus in 2019/20: employees to discuss their views on safety, Sustainability is a key focus and the Committee • Post‑Massachusetts labour dispute environment and health on site and throughout has been pleased to see the increasing and workforce re-integration; the Company. The site visits are an important prominence of this issue internally and way of demonstrating Company safety, health • US regulatory safety changes; externally. The Company recognises it has and environment leadership and are a way to a critical role to play in the decarbonisation • Liquefied Natural Gas (LNG) and build Committee knowledge, skills and of the energy system and the importance of Compressed Natural Gas (CNG); strengthen discussion around issues. setting a net zero ambition for the Company’s • Monitoring the action plan to achieve own emissions, which aligns with its strategy long-term carbon reduction targets; The Committee also welcomed Liz Hewitt as a of a cleaner future. In November 2019, the • Deep dive into employee wellbeing; and member in January 2020. Liz brings excellent Committee endorsed the Company’s new experience to the Committee and her wealth target to reduce its own direct greenhouse gas • Continued focus on process safety of knowledge in wide areas of business will improvements. emissions to net zero by 2050. The Committee add diversity and value to our discussions. reviewed the Company’s high-level plan to Key areas of focus in 2020/21: achieve this and in January 2020 approved Safety ambitious interim targets to reduce its direct • COVID-19 impact on our customers, In line with the Company’s key values, safety emissions by 80% by 2030 and 90% by 2040. employees and contractors; remains a top priority for the Company and The Committee will continue to closely monitor • Gas safety and reliability; the Committee. We have seen improvement and challenge the Company’s progress against • Group safety performance and safety in the Injury Frequency Rate in the UK, which the action plan and the implementation of the culture; remains world class; however, we must never Company’s wider strategy around sustainability • Sustainability and climate change; become complacent and improvements still to achieve long-term carbon reduction targets. need to be made. The Committee was deeply • Business deep dives and process saddened when in July 2019 a National Grid Employee health and wellbeing improvements; employee in the US was involved in a fatal In January 2020, the Committee received an • SEH risks and mitigation; and traffic accident while working on behalf of the update in relation to the Company’s progress • Mental health and wellbeing. Company. The Committee has been kept up on its health and wellbeing strategy. It was to date on the investigations surrounding this noted that a transition had been made by the tragic incident and has strongly endorsed the Company in its strategy from a disease-based Company’s commitment to ensuring that key campaign towards a more holistic approach, lessons learned have been communicated to with a wider range of health and wellbeing Further reading all our workforce. As a result, the Company S For more information on the Company’s factors facing the workforce being considered. work around Task Force on Climate- rolled out a Group-wide safety intervention to As part of the strategy, the Committee has related Financial Disclosures (TCFD) remind our workforce of the Company’s Safety continued to track the impact of musculoskeletal requirements (see pages 57 – 62). Ambition. The feedback from the intervention injuries (MSK) and its effect on employees. has been positive and has encouraged our The Committee was pleased to see that as a workforce to continue the important result of physiotherapy services being available conversation around safety by discussing Review of the year and COVID-19 to UK employees as well as holding 20 MSK within teams recent safety incidents and ways workshops across 11 locations, the sickness During the year, the Committee met six times to prevent future occurrences. The Committee absence risk, in relation to MSK, had dropped to undertake its oversight responsibilities for will continue to monitor the implementation of from the third to fifth highest days lost over the reviewing the strategies, policies, initiatives, these lessons learned. past calendar year. Progress continues to be risk exposure, targets and performance of the made in relation to mental health awareness Company in relation to safety, environment, Further to my update last year about the and prevention activities. With the ongoing health and wellbeing. Two of these meetings employee safety culture survey, this year the COVID-19 pandemic the Committee will were scheduled specifically to monitor the Committee received an update on the results monitor the implementation of wellbeing potential safety issues surrounding the lifting of the survey including the new plans built policies and the impact on our workforce; this of the downstate New York gas moratorium. from the actions identified, which will help the will be kept under review over the coming year The Committee considered the Company’s Company to continue on its journey from a to ensure that appropriate health and wellbeing contingency proposals to maintain security calculative safety culture to a more proactive campaigns and procedures are implemented. of supply throughout the winter, including safety culture. the potential to add new CNG sites to meet demand, and challenged the associated risks. Paul Golby Committee Chair 83

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Nominations Committee Senior leadership Our Board diversity Following Dean Seavers stepping down from his role as Executive Director in November Board gender 2019, Badar Khan (previously Group Director, Corporate Development and National Grid 8 Ventures) stepped in as Interim President of 4 the US business. Jon Butterworth (previously COO of National Grid Ventures) stepped in as Interim Managing Director of National Grid Ventures. Following success in their interim positions, the Committee approved the permanent appointment of Badar Khan as President of the US business and Jon Butterworth as permanent Managing Director of National Grid Ventures on 2 April 2020. Men Sir Peter Gershon Women Chairman and Committee Chair Non-executive Director – Jonathan Silver The appointment of Jonathan Silver began in Executive and 2018 with the appointment of Korn Ferry, a Non-executive Directors Key areas of focus in 2019/20: search consultancy firm that does not have • Board and Committee composition; any other connection with the Company or • Chairman succession; and individual directors. The Committee reviewed 9 and agreed the Non-executive Director 3 • Senior leadership succession. candidate profile which was formulated taking into account the current skills of the Board Key areas of focus in 2020/21: members and data analysis received from the • Chairman succession and onboarding; 2018 external Board evaluation process. This • Review of senior leadership succession highlighted the additional need to strengthen policy; and the Board’s US regulatory, equity and financial • Board and Committee composition. experience. Having conducted an initial search, a list of potential candidates were selected for Executive the first interview with the Chairman. It was Non-executive (inc. Chairman) agreed that a sub-group of the Committee (Nora Mead Brownell, Therese Esperdy and Mark Williamson), and John Pettigrew would Review of the year Board members interview the final candidates from the short by nationality The Committee met seven times during the year list recommended by the Chairman. The to undertake its responsibilities in reviewing the Committee agreed the preferred candidate and leadership needs of the Company, based on made a recommendation to the Board in April 8 the structure, size and composition of the 2019. On 16 May 2019, following a thorough 4 Board and its Committees. In addition, the and rigorous process, the Board welcomed Committee reviews and oversees succession Jonathan Silver as a Non-executive Director planning for Directors and senior management to the Board and as a member of the Finance, and makes recommendations, as appropriate, Remuneration and Nominations Committees. to the Board. Non-executive Director – Liz Hewitt Succession planning and In April 2019, the Committee discussed Board composition recruiting a further Non-executive Director with A key focus for the Committee this year has British capabilities to succeed Mark Williamson as American been succession planning. The Committee is Audit Committee Chair once he retired. The responsible for ensuring that the Company is Inzito Partnership, who do not have any other headed by a high-quality Board and senior connection with the Company or individual Tenure management team and recognises that the directors, was appointed to support the process of building a strong and effective Board recruitment of this role. The Committee agreed and senior management team requires a good the Non-executive Director candidate profile 5 balance of continuity and refreshment. During and a short list of potential candidates was 3 the year, Board members assessed the skills then drawn up. First-stage interviews were 4 and areas of expertise that they brought to the conducted by the Chairman and final interviews boardroom to ensure effectiveness in providing were conducted by a sub-group of the good corporate governance and strategic Committee (Therese Esperdy, Paul Golby and oversight. This assessment will further aid in Mark Williamson), John Pettigrew and Andy identifying gaps and areas of strengthening Agg. In November 2019, the Committee agreed needed when appointing members in the that Liz Hewitt was the preferred candidate and future. The Committee has also borne the made a recommendation to the Board. Liz has < 3 years Code in mind in its deliberations throughout the a strong background in dealing with complex year to ensure that we have in place a strong 3-6 years and challenging audit issues. The Board > 6 years Board and senior management team with the welcomed Liz Hewitt as a Non-executive breadth of skills, experience and perspectives Director and member of the Audit, Safety, Charts as at 17 June 2020 necessary to reflect the changing demands of Environment and Health, and Nominations the business and Company strategy. The Committees on 1 January 2020. Committee will continue to monitor the skills and capabilities, and length of tenure of Board When considering the recruitment of new members to ensure that broad and relevant Directors, the Committee adopts a formal expertise is evident and will recommend further and transparent procedure which takes into appointments if necessary. Further information account the skills, knowledge and level of on our individual Directors’ skills and experience required as well as diversity. For capabilities can be found on pages 66 and 67. both appointments the candidate pool was as diverse as possible ensuring the Committee had options to balance the diversity on the Board. The effectiveness of the Board is also reviewed through the annual Board evaluation; see page 74 for further information. 84

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Nominations Committee Board diversity objectives Objectives Progress The Board aspires to meet the target of 33% of Board and Executive Objective met: there are currently 33.3% women on the Board, 33.3% Committee positions, and direct reports to the Executive Committee, women on the Executive Committee and 33.8% women direct reports to to be held by women in 2020. the Executive Committee. We continually aspire to exceed this target and we take gender diversity into consideration in all our Executive and Non-executive Directors searches. All appointments are however made on merit. The Board aspires to meet the Parker Review target for FTSE 100 boards Objective met: we currently have one Director from a non-white ethnic to have at least one director from a non-white ethnic minority by 2021. minority on the Board. Additionally, our mandatory requirement for a diverse candidate pool should facilitate the opportunity to recruit further from non-white ethnic minorities. Director tenure Terms of reference Chairman’s succession The Committee believes that Non-executive Following the introduction of the Code, Mark Williamson Directors should generally stay in role no longer the Committee terms of reference have been Senior Independent Director than nine years, in line with the Code; however, revised to align with the new requirements. the Committee may determine that on These reflect the broadening of the Throughout the year I have chaired the occasion it is in the Company’s best interest for Committee’s responsibility for overseeing Nominations Committee, without Sir Peter a Director with particular skills, knowledge and the development of a diverse pipeline of Gershon present, to discuss the Chairman’s experience to stay beyond the nine-year term. high-performing potential successors to performance, tenure and succession. In last It is proposed that Paul Golby stay for a limited senior management and keeping under year’s report I reported that Sir Peter’s extension beyond 1 February 2021 in order review the leadership and succession tenure may be extended beyond the for the Board to maintain the knowledge needs of the Company. recommended nine-year term in order to and experience required to conclude the conclude the RIIO-2 process. This was RIIO‑2 process. Diversity and Board diversity policy agreed following discussion with 18 of our National Grid supports the creation of an largest shareholders, who unanimously Talent pipeline – Senior leadership inclusive and diverse culture which we believe supported the extension. In January 2020, succession supports the attraction and retention of Sir Peter Gershon formally announced The Board and Nominations Committee support talented people, improves effectiveness, his intention to step down as Chairman and encourage initiatives that strengthen the delivers superior performance and enhances and retire from the Board following the talent pipeline within the Company. Over the the success of the Company. appointment of a suitable successor. To last 12 months we have seen several changes manage a smooth transition, we intend to within the Executive and senior leadership Our Board diversity policy (Policy) reflects our appoint a Chairman designate to the Board. team as we refresh the skills and capabilities continued commitment to promote an inclusive A search process for the next Chairman is needed to achieve our long-term strategy. The and diverse culture and we value diversity of currently underway, supported by Russell Committee has considered whether the talent thought, skills, experience, knowledge and Reynolds, and the Committee considered a pipeline and the collective strength of the expertise including of educational and long-list of potential candidates at the current leadership and senior management professional backgrounds, alongside diversity January 2020 meeting. Over the next few bench in the business is strong enough in its criteria such as gender, ethnicity and age. months, the Committee will agree a shortlist key positions, specifically in relation to handling of preferred candidates and a full explanation crises and ensuring the business is fit for the The Policy applies to the Board, Executive of the search and appointment process will future. It is an area of focus for the Committee Committee and direct reports to the be reported in next year’s report. to ensure that the required pace of change Executive Committee. facilitates strong and effective succession We will continue to review our progress across the Board and the wider business. As set out in the Policy: against the Policy and report on our objectives • all Board appointments and succession plans (set out above) annually in the Annual Report The Executive Committee continues to meet are made on merit and objective criteria, in and Accounts. The Committee will be reviewing regularly to discuss the succession pipeline the context of the skills and experience that this Policy throughout the year to ensure it and health of the talent pool further down are needed for the Board to be effective remains up to date and relevant. the organisation; as a result, a number of and to guard against ‘group think’; individuals have been identified as potential • we will only engage executive search firms Examples of the initiatives to promote and successors to key positions. Our senior leaders who have signed up to the UK Voluntary support inclusion and diversity throughout below the Board were invited to participate in the Code of Conduct on Gender Diversity; and our Company are set out on page 53. ‘Energise Our Business’ programme this year which combines flexible online development • we will continue to make key diversity data, and peer learning with more traditional both about the Board and our wider development activity. The Committee has employee population, available in the developed a strong understanding of executive Annual Report and Accounts. talent requirements and the capabilities we need for the future to fit with our purpose, vision and values. This has been evidenced by Sir Peter Gershon the appointment of Badar Khan as President Chairman and Committee Chair of the US Business and Jon Butterworth as Managing Director of National Grid Ventures. The Committee regularly reviews the development plans of the high potential senior leaders below the Board. The Board has also met with high-potential employees both in the UK and the US on several occasions during the year. 85

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Statement of application of and compliance with the UK Corporate Governance Code 2018 The statement below, together with the rest of the Corporate Governance 3.  Composition, Succession and Evaluation report, explains the main aspects of the Company’s governance structure Composition to give a greater understanding of how the Company has applied the The Board believes it operates effectively with an appropriate balance principles in the UK Corporate Governance Code 2018 (the Code). For of independent Non-executive and Executive Directors who have the the year ended 31 March 2020, the Board considers that it has complied right balance of skills, experience, independence and knowledge of in full with the provisions of the Code, available at www.frc.org.uk. the Company. Details of our Board, their biographies and Committee The Corporate Governance report also explains compliance with the membership are set out on pages 66 and 67 and fuller biographies are Disclosure Guidance and Transparency Sourcebook. The index on available on our website. Board and Committee attendance during the page 87 sets out where to find each of the disclosures required in the year to 31 March 2020 is set out on page 69. The size and composition Directors’ Report in respect of Listing Rule 9.8.4 R. of the Board and its Committees is kept under review by the Nominations Committee to ensure the appropriate balance of skills, 1.  Board Leadership and Company Purpose experience, independence and knowledge. The Committee also Our Board is collectively responsible for the effective oversight and monitors the expertise of the Board and will recommend further long-term success of the Company and champions our purpose, vision, appointments if desirable. The appointment of Liz Hewitt in January values and desired culture, ensuring consistency with our workforce 2020 ensures the Board has a Non‑executive Director with the required policies and practices. It also determines the strategic direction, business capabilities and expertise to succeed as Audit Committee Chair. The plan, objectives, principal risks and viability of the Company and sets the independence of the Non‑executive Directors is considered at least governance structure that will help achieve the long-term success of the annually along with their character, judgement, commitment and Company and deliver sustainable shareholder and stakeholder value. performance on the Board and Board Committees. The Board took into consideration the Code and indicators of potential non-independence, The Board sets the risk appetite and principal risks for the Company including length of service. Following due consideration, the Board and takes the lead in areas such as safeguarding the reputation of the determined that all Non-executive Directors were independent in Company and its financial policy, as well as making sure we maintain character and judgement. a sound and prudent system of internal control and risk management. Since the onset of the COVID-19 pandemic, we have received updates Succession on the impact on our UK networks that are managing the rapid and The Nominations Committee, which comprises the Chairman and unprecedented decrease in energy demand across all UK networks Non-executive Directors, leads the process for Board appointments and and in May 2020 it was agreed to add COVID-19 as a principal risk. makes recommendations to the Board. The Nominations Committee The Board also agreed to add a new climate change principal risk in also has responsibility for ensuring that plans are in place for orderly March 2020. succession to both the Board and senior management positions as well as overseeing the development of the talent pipeline to ensure that the There is a clear schedule of matters reserved for the Board and future leadership needs of the Company are considered and these fit schedule of delegation, which were both reviewed and updated in the culture and forward-looking strategy of the Company. January 2020. The schedule of matters reserved for the Board is available on our website, together with other governance documentation. Each Director is subject to election at the first AGM following their appointment, and re-election at each subsequent AGM. Following The Board actively engages with shareholders and stakeholders, recommendations from the Nominations Committee, the Board including employees, on a regular basis. Further information on how the considers whether all Directors continue to be effective, committed Board has effectively discharged this responsibility can be found on to their roles and have sufficient time available to perform their duties. pages 44 – 47. In April 2020 the Nominations Committee confirmed to the Board that all Directors continued to perform their duties in accordance with the 2.  Division of Responsibilities principles above. Succession planning is ongoing for those members The Chairman, who was independent on appointment, is responsible of the Board who are approaching the nine-year tenure recommendation. for the leadership and management of the Board and its governance. He makes sure the Board is effective in its role by promoting a culture of Evaluation openness and debate, facilitating the effective contribution of all Directors The 2019/20 performance evaluations of the Board, Board Committees and helping to maintain constructive relations between Executive and and individual Directors were carried out internally with consideration Non-executive Directors. The Chairman sets the Board’s agenda making given to composition, diversity, how effectively members work together sure consideration is given to the main challenges and opportunities to achieve objectives and effectiveness of decision-making. You can facing the Company, and adequate time is available to discuss all read more about this on page 74. agenda items, including strategic issues. This particular area was reviewed as part of the internal Board evaluation. For further information Chairman’s Performance on the Chairman’s independence and tenure, please see page 85. As part of our annual evaluation process, Mark Williamson, as Senior Independent Director, led a review of the Chairman’s performance. The annual evaluation of our Board considers the composition, including At a private meeting, the Non-executive Directors, with input from the the combination of Executive and independent Non-executive Directors, Executive Directors, assessed his ability to fulfil his role as Chairman to ensure there is no dominant decision-making. The Board supports and considered the arrangements he has in place to fulfil his role. They the separation of the roles of the Chairman and Chief Executive. The key concluded that the Chairman showed effective leadership of the Board responsibilities are clearly documented and reviewed when appropriate. and his actions continued to influence the Board and wider organisation See our website for more details. positively. They also confirmed it would be in the Company’s best interest for Sir Peter Gershon to continue in his role as Chairman during Non-executive Directors are advised of the time commitment and travel the conclusion of the RIIO-2 regulatory process. expected from them on appointment. External commitments, which may impact existing time commitments, must be agreed with the Chairman At the end of the year, the Chairman held performance meetings with prior to appointment and during their time on the Board. As part of the each Board member to discuss their contribution and performance over Chairman’s succession, potential candidates are notified of the expected the prior year, including how effectively they worked together to achieve time commitment at the beginning of the process. Details of external objectives and any training and development needs. Following these appointments are set out in the biographies on pages 66 and 67 and on meetings, the Chairman confirmed to the Nominations Committee that our website. Independent of management, our Non-executive Directors he considered each Director to have demonstrated a commitment to the bring diverse skills and experience vital to providing strategic guidance, role and that their contribution continued to be effective. constructive challenge and debate. See our website for the matters reserved for the Board schedule. The Group General Counsel and Company Secretary makes sure that the Board has access to the necessary policies, processes and resources required to operate effectively and efficiently. She is also responsible for ensuring that timely information is provided and advises and supports the Chairman and the Board on all governance matters. 86

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Statement of application of and compliance with the UK Corporate Governance Code 2018 4.  Audit, Risk and Internal Control Index to Directors’ Report and other disclosures Under the Disclosure and Transparency Rules and the Code, the composition and competence of the Audit Committee was considered by AGM 232 the Nominations Committee at its April meeting. The Board confirmed the Articles of Association 231 recommendations of the Nominations Committee: that all members of Audit information 110 the Committee are independent (including the Chair of the Committee), that Mark Williamson, as a chartered accountant, is considered to have Board of Directors 66 competence in accounting, and that the Committee, as a whole, has Business model 2 competence relevant to the sector in which it operates. Change of control provisions 236 Code of Ethics 236 The requirement for Directors to state that they consider the Annual Report and Accounts, taken as a whole, is fair, balanced and Conflicts of interest 236 understandable remains a key consideration in the drafting and review Directors’ indemnity 237 process. The coordination and review of the Annual Report and Accounts Directors’ service contracts and letters of appointment 95 is conducted in parallel with the formal audit process undertaken by the external auditors and the review by the Board and its Committees. The Directors’ share interests 103 Board is satisfied that the current policies and procedures in place ensure Diversity 53 and 54 the independence and effectiveness of the internal and external audit Dividends 9, 37 and 257 functions. Further details can be found on page 81. Events after the reporting period 208 and 233 The drafting and assurance process support the Audit Committee’s Financial instruments 156 and Board’s assessment of the overall fairness, balance and clarity of Future developments 13 the Company’s position and prospects as detailed in the Annual Report Greenhouse gas emissions 20 and Accounts, and the statement of Directors’ responsibilities as set out on page 109. Human rights 237 Important events affecting The Board has carried out a robust assessment of the nature and extent the Company during the year 10 of the principal and emerging risks facing the Company in achieving its Internal control 22 long-term strategic objectives, including those that would threaten the business model, future performance, solvency or liquidity. Further details Internal control over financial reporting 227 can be found on pages 22 – 27. Listing Rule 9.8.4 R cross-reference table 237 The Board also sets the Company’s risk appetite, internal controls and Material interests in shares 233 risk management processes. The Board monitors the Company’s risk management, internal control systems and framework and undertakes Our workforce 52 a review of their effectiveness annually. The activities of the Audit Political donations and expenditure 237 Committee, which assists the Board with its responsibilities relating Research and development 237 to risk and assurance, are set out on pages 76 – 81. Risk management 22 5. Remuneration Share capital 233 The Remuneration Committee, comprised entirely of Independent Non-executive Directors, is responsible for recommending to the Board the remuneration policy for Executive Directors, the Chairman and senior management, and the implementation of this policy. The aim is to align the remuneration policy to the long-term Company strategy and key business objectives that will promote long-term sustainable success. Our policy is reviewed against workforce remuneration and performance, and is designed to reflect our shareholders’, customers’ and regulators’ interests. The Directors’ Remuneration Report on pages 88 – 107, sets out the work of the Remuneration Committee, its activities during the year and further details on how our Remuneration Policy is implemented including the remuneration of Non-executive Directors. Executive Remuneration, including alignment to broader workforce pay policies has been discussed at employee voice engagement sessions, along with gender pay reporting. These topics will remain key areas for discussion as we continue our programme of engagement into 2020/21. For more information regarding our policy on the Executive Directors pension contribution/allowance and the alignment to the workforce, please see page 89 of the Directors’ Remuneration Report. 87

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Directors’ Remuneration Report Annual statement from the Remuneration Committee Chair Introduction Last year, our shareholders approved the new Directors’ Remuneration Policy for the period from 2019, with 97.03% votes in favour. At the same time, the Directors’ Remuneration Report received 96.53% votes in favour. The Remuneration Committee and the whole Board are grateful to shareholders for their support for our Policy and our implementation of it. As a company, our aim is to ensure transparency with our shareholders and all stakeholders in what we do, particularly with regard to governance and remuneration. The Committee fully recognises the central importance of these areas for National Grid’s reputation, and the strong interest of shareholders in our standards and performance. Last year’s vote followed extensive consultation with our major institutional shareholders in light of which we put forward proposals that were approved at the AGM. This year we are not seeking approval of a new Policy, although through the annual advisory vote we are seeking your Jonathan Dawson support for our implementation of the Policy during 2019/20. We are Committee Chair planning to seek your approval of a new Policy next year in light of decisions to be made by Ofgem during the year regarding the next regulatory period (RIIO-2) commencing April 2021. As we have done Key areas of focus in 2019/20: previously, we will consult with major institutional shareholders before • Items relating to the appointment of new putting forward our proposals. Executive Committee members and leaving arrangements for former Executive Review of decisions made during the year Director, US; and Annual Performance Plan (APP) • Reviewed impact of evolving corporate National Grid again delivered good financial performance for the year, governance standards, including pension with Group underlying Profit before Tax of £2,493 million, Underlying arrangement for UK-based new hires. Earnings per Share of 58.2 pence and Group Return on Equity of 11.70%; and the Directors have recommended an increase in the final dividend in line with our stated policy. Against this background, the Key areas of focus in 2020/21: Group financial metrics for the APP (impacting the CEO and CFO) • COVID-19 related remuneration decisions; represented 79.4%, a little over half way between target and stretch • RIIO-2 impact on future LTPP awards; and performance. The financial outcome for the Executive Director, UK was 58.3%, just ahead of target performance, reflecting lower UK-specific • Directors’ Remuneration Policy review and financials versus Group particularly on RoE. The financial performance shareholder consultation. metrics for the APP are based on financial results, with technical adjustments made in line with past practice in respect of currency adjustments, unbudgeted pension costs, scrip dividend dilution and storm damage repair costs. The final APP outcomes (which incorporate assessments against individual objectives and financial performance) have, however, had one adjustment affecting all staff eligible for APP awards. With the bulk of colleagues working remotely due to COVID-19 restrictions, and heavily focused on maintaining continuity of service and supply to our customers, it would have been difficult for in-depth annual personal performance reviews to be undertaken in the normal way. The Committee therefore agreed with senior management that, across the Group, the individual component under the APP would be capped at the lower of actual and target, which is equal to 50% of maximum. The Committee has also applied this principle to the Executive Directors and other senior executives; the unadjusted individual scores for the Executive Directors are shown on pages 98 and 99, from which it can be seen that the outturn for the individual objectives of all current Executive Directors has been reduced in light of this approach. Coupled with the financial measures for the APP, the overall outcome for the CEO and CFO is 88.3% of salary, and for the Executive Director, UK 69.8% of salary, in each case out of a maximum potential of 125% of salary. In its assessment of the overall performance of John Pettigrew and the level of APP outcome for him for the year, the Committee gave careful consideration to the issues arising from the decision to impose a moratorium on new gas supply connections in National Grid’s service territory in downstate New York (KEDNY/KEDLI). Although this was an operational decision taken by the Group’s US leadership in response to a potential shortfall in gas supplies coming into the region, the Committee and John agreed that, as CEO, he was ultimately accountable for the adverse financial and reputational consequences suffered by the Company. The Committee also recognised the subsequent outstanding leadership that John had given in reaching a settlement with the New York authorities and in actions taken to address the situation. Accordingly, the Committee and John agreed that it would be appropriate for John to donate 20% of his APP award (net of tax) when it is paid in July to a charity involved in the emergency COVID-19 response in our US service territories. In reaching its overall decisions on the APP, the Committee took account of Environmental, Social and Governance (ESG) considerations, including those related to COVID-19, noting in particular that no employees have been furloughed, no compulsory redundancies or pay reductions have been made, and trade union agreements have been honoured. 88

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Directors’ Remuneration Report Annual statement from the Remuneration Committee Chair continued Long Term Performance Plan (LTPP) I noted last year that our recently appointed CFO’s pension allowance The performance period for the 2017 LTPP ended on 31 March 2020, was already set at 20% of base salary at the time of his appointment. with a vesting outcome of 84.9% of the maximum potential (350% for Also, as reported last year, our previously appointed UK-based Executive the CEO and 300% for other Executive Directors). This outturn was Directors agreed to reduce their pension allowance from 30% of base based on our performance measures of Group Return on Equity and salary to 20% by the end of 2022, without compensation. Group Value Growth, with adjustments in respect of inclusion of the value created from the sale of the residual interest in the UK Gas Distribution We recognise recent governance and remuneration statements from business and revised timing of UK tax payments. More details on the major institutions to the effect that companies are expected to develop performance measures are set out on page 100. The Committee a credible plan to align incumbent directors’ pension contribution rates reviewed whether there were any factors which might cause it to with the majority of the wider UK workforce by the end of 2022. The reduce the vesting levels, including compliance with the dividend policy, Committee has been thinking carefully about this issue, particularly in but concluded after careful consideration that the vesting levels fairly the context of the variety of legacy pension plans in operation and the reflected performance over the performance period, and that the tiered structure of pension contributions throughout the Company which additional two-year holding period and significant shareholding I described last year. This matter is under active review, and we shall requirements appropriately align interests with shareholders, incorporate our longer-term pension proposals as part of our consultation particularly through COVID-19 uncertainty. for the Directors’ Remuneration Policy binding vote in 2021. Annual salary review What is our remuneration policy seeking to achieve? Against the background of the pandemic and its impact on wider Although we have regularly stated our remuneration policy objectives, it society and the economies of the territories where National Grid is important to set out again what we are seeking to achieve in the way operates, the Committee agreed that, whilst most managers and all we structure senior executives’ remuneration. Our policy aim is to ensure those covered by trade union agreements would receive increases, it that how we structure remuneration and how we make decisions on would exercise restraint and not award annual salary increases to the annual and long-term reward plans are compatible with and fully support: Group Executive Committee members at this time. The Committee • attracting, motivating and retaining senior executives while not however felt that an exception should be made in respect of Andy Agg, over-paying; the CFO. Andy was appointed to his role in January 2019 and, as we have done for other appointments, his starting salary was set • ensuring we pay our senior executives in a way that incentivises significantly below the assessed market rate for the job with the publicly stretching financial and operational performance, within the risk stated intention to increase his salary, subject to his performance and appetite set by the Board; progression in the role, toward the assessed market rate. In line with this • being fully aligned to the way National Grid earns its returns for plan Andy would have received a salary increase of 9% from 1 June 2020. shareholders; and However, in the context of the other senior executives not receiving a • actively supporting our strategy, ethics, values and contribution to salary increase this year, the Committee decided to restrict Andy’s society in the territories where we operate. increase to 6.5%. In approving this increase, the Committee considered that Andy had made a very good contribution to the Group in his first full In addition, in order to ensure internal alignment and common purpose, year as CFO, with a particular focus on strengthening his senior financial we apply the same broad architecture to the remuneration of our senior team as well as focusing on the financial preparations for RIIO-2. The management team below the Executive Directors. Committee will again review Andy’s salary next year and may, as previously, award him an increase in excess of other senior executives, The key components of our approach are: subject to continuing good performance, to bring his salary in line with the market rate. 1. Significant weighting towards long-term value creation and alignment with shareholder interests The Remuneration Committee will continue to consider the current and potential impact of COVID-19 on the Company and its stakeholders in Nearly three quarters of John Pettigrew’s variable pay opportunity is determining if and when any salary increases are awarded. Consistent represented by the LTPP. We continue to put a much higher weight on with this decision, there will be no increases in fees for the Board this element compared with the APP because National Grid is a Chairman or other Non-executive Directors at this time. long-term business with long-life assets. We want to make sure investment decisions are made, and operating efficiencies achieved, I would also like to note and thank John Pettigrew and Andy Agg for against this background. Moreover, for Executive Directors, some 85% their generous donations of £50,000 and £20,000, respectively, to the of their variable pay opportunity (both annual and long-term) is delivered Prince’s Trust to support the Trust’s work with young people giving them in National Grid’s shares. Consistent with our approach for aligning a lifeline and increased social mobility despite the challenges created executive interests to the long term, LTPP awards have a three-year by the COVID-19 pandemic. The £20,000 donation from Andy Agg performance period and a further two-year post-vesting holding period. represents some 50% of the salary increase he will receive for 2020. Our LTPP measures for 2020 will continue to be fully aligned with long-term value creation and shareholder interests. Figure 1 below Leaving arrangements for Dean Seavers illustrates how performance measures are structured for 2019 and 2020 Dean Seavers, Executive Director, US, stepped down for personal LTPP awards, taking account of the impact of the transition from RIIO-1 reasons from the Board on 5 November 2019. His employment with to RIIO-2. National Grid subsequently terminated on 31 December 2019, following a handover period with his successor as President of National Grid’s US business. The Committee concluded that ‘good leaver’ remuneration provisions should apply under our Directors’ Remuneration Policy. Impact of RIIO-2 on our Long Term Performance Plan Details of his leaving arrangements are provided on page 102. Figure 1: LTPP measures The Board decided that this position will no longer sit on the Main Board. 19/20 20/21 21/22 22/23 23/24 24/25 Badar Khan was appointed Interim President of the US Business and 2019 then was made permanent in this role from 1 April 2020. Award Pension 2020 Under the new Policy approved last year, any new UK-based Award Executive Directors will receive a pension contribution/allowance of RIIO-1 RIIO-2 up to 20% of base salary (reduced from 30% previously). To further align Key: with the evolving shareholder expectations and market practice, the Group Value Growth  Group RoE  Holding period Committee decided that, from November 2019 onwards, any new UK-based Executive Directors will receive a pension contribution/ 2. We require senior executives to maintain very high allowance of up to 12% of base salary, which is in line with the defined shareholdings in National Grid contribution rate available to the majority of the UK-based wider workforce. The Company has also cascaded this change so that it As CEO, John Pettigrew has to hold at least five times his pre-tax salary applies to all new UK hires regardless of level. The current average in National Grid’s shares, which is equivalent to around nine times his pension contribution across the various pension schemes for the wider post-tax salary. Other UK-based Executive Directors must hold at least UK workforce has decreased from 18% last year to 17% this year due four times their pre-tax salary in National Grid’s shares (equivalent to to natural attrition. around seven times their post-tax salary). This requirement ensures that 89

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Directors’ Remuneration Report continued executives necessarily have a longer-term view in their decision-making, performance (for example, safety and environmental performance) are rewarded for achieving success progressively over the long term, are also taken into account, and discretion applied if appropriate, and have interests aligned to our private and institutional shareholders when determining an executive’s performance against their individual – gaining if the share price increases, and sharing in the consequences objectives and in confirming the overall final payouts (APP) and/or of share price falls. Moreover, we believe our senior management, not vesting outcomes (LTPP). Our approach, illustrating how variable pay just Executive Directors, should view the dividends paid on shares they is linked to performance, is illustrated below in Figure 2. earn as part of their overall remuneration arising from National Grid, rather than focusing on the annual capital value. An important 4. Discretion and independent judgement is applied. characteristic of our high shareholding requirement is that a newly Achievement of short-term (APP) and long-term (LTPP) appointed Executive Director who owns no National Grid shares should incentive opportunities is linked to National Grid’s expect to take some six to seven years (assuming target payout levels) to performance have earned the minimum shareholding requirement and will be unable to sell shares (other than to pay income tax arising on vesting) prior to As I stated last year, as a committee we consider whether to apply that point. Our post-employment shareholding requirement further discretion when assessing remuneration outcomes for Executive enhances the alignment of interests between executives and Directors. Before approving any payments under either the APP or LTPP, shareholders. Our current post-employment shareholding policy requires we reflect with great care first on both the underlying financial and wider Executive Directors to hold 200% of salary for two years. We have noted business performance of the Company; we then assess the wider recent governance developments and shareholder expectations that the performance of the Company in terms of its societal contribution, its post-employment shareholding requirement should be at the same level relations with regulators, and its overall reputational standing with as the in-employment shareholding requirement, although balanced stakeholders. We also undertake a careful appraisal of the performance against that our in-employment shareholding requirement is at the top of each Executive Director and members of the Executive Committee end of market practice. We will review this matter as part of our against their individual objectives set for them at the start of the year and consultation for the Directors’ Remuneration Policy vote in 2021. their demonstration of leadership qualities and our values. Whilst the underlying financial performance of the Company is a material factor 3. Achievement of short-term (APP) and long-term (LTPP) in our assessments, the Committee has shown and will continue to incentive opportunities is linked to National Grid’s demonstrate a willingness to apply discretion to adjust final payments performance in light of all factors considered relevant by the Committee. A key principle of our remuneration policy, and how it operates, is that In addition to applying discretion to final payment levels, the Committee reward should be aligned to the financial and operational performance considers whether there might be any basis for applying malus and/or of the Company and to shareholder interests. As set out in the Strategic clawback to awards made and/or payments already received by an Report, a number of our financial KPIs directly align to our APP and individual where subsequent events or factors justify taking such steps. LTPP rewards. In addition, non-financial KPIs and wider business Figure 2: How our variable pay is determined and linked to performance Financial measures + Individual objectives + Committee discretion + Malus/clawback Objectives are set on Group/Business Return APP an individual basis, on Equity 1-year dependent on role, remit and Business Value Added performance period requirements. Includes wider Committee considers Business Underlying Profit (up to 125% of salary) business measures as wider financial and Earnings per Share appropriate business performance Committee has discretion to as well as individual apply malus/clawback in demonstration of leadership exceptional circumstances qualities and values, and will LTPP adjust as appropriate 3-year performance period Group Return on Equity (up to 350% of salary for n/a Group Value Growth CEO, 300% for other Executive Directors) Fair and Appropriate executive pension levels (where we have already taken steps to align When making remuneration decisions for the Executive Directors and different employee levels). We will also be considering how best to build other senior leaders, the Remuneration Committee takes account of into our remuneration arrangements consideration of key non-financial the remuneration arrangements and outcomes for the wider workforce, objectives, such as environmental issues and the Company’s statistical information, such as the CEO pay ratio and gender pay gap performance in reducing emissions and enabling the wider societal data, employee views on executive pay as part of our employee voice evolution towards new and renewable energy sources and networks. process, and our Company values. Last year, we voluntarily reported our In our review of policy for 2021, we will consult on all of these matters CEO pay ratio one year early, with a median ratio of 76:1 for UK-based during the year ahead. employees. This year, the median ratio for UK-based employees is 86:1. Our Group-wide median ratio was 48:1 last year and 53:1 this year. The Conclusion increases in both ratios are largely due to the increase in LTPP vesting. The Committee has carefully reviewed the performance of the senior The lower Group-wide ratio reflects the higher general level of wages in executive team during the year and the prior three years to assess the US compared with the UK, and especially in the regions of the US whether the level of APP and LTPP payments/vesting were aligned with where the Company operates. It is also important to recognise that the Company’s performance over the period and concluded that the around three quarters of our employees are in the US. In terms of UK arrangements set out in this Remuneration Report were a fair reflection gender pay gap, there has been an improvement from the median of of their individual and collective performance. Accordingly, on behalf of 4.4% last year to 2.6% this year. the Committee, I commend this Directors’ Remuneration Report to you and ask for your support at the Annual General Meeting. Changes to the Committee membership Nora Mead Brownell resigned from the Board on 8 April 2019. Jonathan Silver joined the Board and was appointed to the Committee on 16 May 2019. Developments for 2020/21 Jonathan Dawson Remuneration Committee Chair Looking ahead, and as already mentioned, the Committee’s work will be dominated by considering the impact of RIIO-2 on our remuneration structure. In addition, we will also be mindful of the evolving practice on 90

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Directors’ Remuneration Report At a glance – 2019/20 Our ‘At a glance’ highlights the performance and remuneration outcomes for our Executive Directors for the year ended 31 March 2020. Further detail is provided in the Statement of implementation of remuneration policy in 2019/20. Annual Report on Remuneration A comparison of the 2019/20 single total figure of remuneration, with the maximum remuneration if variable pay had vested in full, is set out below for the Executive Directors. Andy Agg, John Pettigrew and Nicola Shaw were each in office for the full year. Dean Seavers was in office for part of the year. Total remuneration Maximum if variable 2019/20 total single figure of remuneration pay vested Executive Director in full £’000 £’000 Split by component (%) Andy Agg 2,015 1,716 43.0% 30.6% 23.2% 3.2% John Pettigrew 6,227 5,322 27.0% 16.9% 50.2% 5.9% Dean Seavers 2,905 2,502 24.4% 69.3% 6.3% Nicola Shaw 3,074 2,520 29.3% 15.3% 49.6% 5.8% Key:   Fixed  APP   2017 LTPP – face value   2017 LTPP – share appreciation/depreciation and dividend equivalent values Notes: 1. Dean Seavers stepped down from the Board for personal reasons on 5 November 2019 and left the Company on 31 December 2019. In the above table, the maximum if variable pay vested in full relates to the period 1 April to 31 December 2019 and includes base salary, benefits in kind, pension, 2019/20 APP and 2017 LTPP vesting. 2. For each UK-based Executive Director the share price has increased between grant date of the LTPP awards in 2017 and the estimated share price value at vesting, being the three months’ average preceding 31 March 2020. Comparing the share price at grant of 973.80p for Andy Agg, John Pettigrew and Nicola Shaw versus the estimated average share price for the period 1 January 2020 to 31 March 2020 (978.75p), there is an increase of 4.95p (0.5%) per share. Andy Agg received a second 2017 LTPP tranche and comparing the share price at grant of 941.50 versus the estimated average share price for the period 1 January 2020 to 31 March 2020 (978.75p), there is an increase of 37.25p (4.0%) per share. This results in an estimated increase in value (net of dividend equivalents) of £10,554 in total for Andy Agg, £15,107 for John Pettigrew, and £7,063 for Nicola Shaw. For the former US-based Executive Director, Dean Seavers, the ADS price has decreased between grant date and the estimated average ADS price for the period 1 January 2020 to 31 March 2020 ($62.48). Comparing the ADS price at grant of $63.94 versus the estimated ADS price of $62.48 there is a reduction of $1.46 (2.0%) per ADS. This results in an estimated reduction in value (net of dividend equivalents) of $56,810 for Dean Seavers. Overall, the percentage growth in value over the three-year period due to dividend income per share/ADS is at least 11%, and this will increase further subject to a final dividend to be included on the vesting date. Key features of remuneration policy (adopted 2019) Implementation of policy in 2019/20 • Target broadly mid-market against FTSE 11-40 • Salary increases of 8.0% (comprising the UK budget of 2.9% and a further 5.1%) for UK-based Executive Directors and general for each of John Pettigrew and Nicola Shaw (June 2019). These increases were industry and energy services companies with awarded in line with remuneration policy and given their strong individual Salary similar revenue for US-based Executive Directors. performance and to align their pay to the appropriate market levels for their roles; • Salary increase of 3.1% for Dean Seavers (June 2019). This increase was in line with the budget for US managerial employees; and • Andy Agg was not eligible for a June 2019 salary increase because he was internally promoted on 1 January 2019. • Maximum opportunity is 125% of salary; • 70% based on financial measures and 30% based on individual objectives; Annual • 50% paid in cash, 50% paid in shares which must • Financial measures for CEO and CFO comprise 35% underlying EPS and Performance be retained until the later of two years and 35% Group RoE; Plan (APP) meeting the shareholding requirement; and • Financial measures for Executive Director, US, and Executive Director, UK, • Subject to both malus and clawback. comprise 23.3% US/UK Value Added respectively, 23.3% US/UK RoE respectively and 23.3% US/UK Underlying Operating Profit respectively; and • Individual objectives cover driving efficiency, delivering value for investors, stakeholder engagement including regulatory and government, our workforce/ talent and culture agenda, corporate social responsibility and customer. • 2019/20 APP payouts as a percentage of maximum opportunity: 71% for each of Andy Agg and John Pettigrew, 0% for Dean Seavers and 56% for Nicola Shaw. • Maximum award level is 350% of salary for CEO • 2019 LTPP award: 33.33% Group RoE and 66.67% Group Value Growth; and Long Term and 300% for other Executive Directors; • Overall the 2017 LTPP vested at 84.9% of the maximum and is based on the Performance • Vesting is subject to long-term performance performance of two equally weighted measures of Group RoE and Group Value Plan (LTPP) conditions over a three-year performance period; Growth achieving 69.8% and 100.0% respectively. • Shares must be retained until the later of two years from vesting and meeting the shareholding requirement; and • Subject to both malus and clawback. • Eligible to participate in a defined contribution • UK cash allowance for John Pettigrew and Nicola Shaw, 30% of pensionable pay plan (or defined benefit if already a member); (reducing to 26.7% at 1 April 2020, 23.4% at 1 April 2021 and 20% at 1 April Pension and • Pensionable pay is salary only in UK and salary 2022) and for Andy Agg, 20% of pensionable pay; other benefits and APP in US in alignment with market; and • US-defined contribution for Dean Seavers, 9% of pensionable pay with additional • Other benefits as appropriate. match of up to 4%; and • Other benefits include private medical insurance, life assurance, and for UK-based Executive Directors either a fully expensed car or a cash alternative, and a car and driver when required. • The Committee agreed in November 2019 that newly appointed UK-based Executive Directors will receive pension contributions of up to 12% of base salary for the DC plan (or cash supplement in lieu); this is in line with the level for new joiners across the rest of the UK-based workforce. • 500% of salary for CEO; • Shareholdings for Andy Agg, John Pettigrew and Nicola Shaw are 195%, 609% • 400% of salary for other Executive Directors; and and 175% respectively and for Dean Seavers (at 5 November 2019) 423%; and Shareholding • Post-employment shareholding requirement, • John Pettigrew has met his shareholding requirement. Andy Agg and Nicola requirement 200% of salary for two years. Shaw have not yet met their shareholding requirements due to relatively shorter tenure in role and in company, respectively. • Andrew Bonfield and Dean Seavers have each met their post‑employment shareholding requirement as at 31 March 2020. 91

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Directors’ Remuneration Report continued Directors’ remuneration policy – approved by shareholders in 2019 Key aspects of the current Director’s remuneration policy, along with elements particularly applicable to the 2019/20 financial year, are shown on pages 92 – 95 for ease of reference only. The current policy was approved for three years from the date of the 2019 AGM, held on 29 July 2019. A shareholder vote on the remuneration policy is not required in 2020. A copy of the full remuneration policy is available within the 2018/19 Annual Report and Accounts on the Company’s investor website (investors.nationalgrid.com). From time to time, the Committee may consider it appropriate to apply some judgement and discretion in respect of the approved policy. This is highlighted where relevant in the policy, and the use of discretion will always be in the spirit of the approved policy. Our peer group The Committee reviews its remuneration policy against appropriate peer groups annually to make sure we remain competitive in the relevant markets. The primary focus for reward market comparisons is the FTSE 11-40 for UK-based Executive Directors and general industry and energy services companies with similar levels of revenue for US-based Executive Directors. These peer groups are considered appropriate for a large, complex, international and predominantly regulated business. The Committee reviews annually the overall appropriateness and relevance of the remuneration policy and whether any changes should be put to shareholders. Decisions on the levels of measures and targets for performance related pay (APP and LTPP) and payouts are made taking account of overall financial and business performance. A member of the Audit Committee is required to be a member of the Committee and this ensures the Committee receives knowledgeable input on setting financial measures and assessing outturns including any adjustments and judgements considered by the Audit Committee. The Committee also works closely with the Nominations Committee in respect of pay and conditions of newly appointed executives to ensure their remuneration is within policy. The Committee will interface with the Share Schemes Sub-Committee as required. Consistent with the UK Corporate Governance Code, members of the Remuneration Committee are independent Non-executive Directors who do not receive any variable remuneration and do not participate in decisions about their own remuneration. Approved policy tables – Executive Directors Salary Purpose and link to business strategy: to attract, motivate and retain high-calibre individuals, while not overpaying. Performance metrics, weighting Operation Maximum levels and time period applicable Salaries are generally reviewed annually and are targeted No prescribed maximum annual Not applicable. broadly at mid-market of our peer group. However a increase, although increases are number of other factors are also taken into account: generally aligned to salary increases • business performance and individual contribution; received by other Company employees and to market movement. • the individual’s skills and experience; Increases in excess of this may be • scope of the role, including any changes in responsibility; and made at the Committee’s discretion • market data, including base pay and total remuneration in circumstances such as a opportunity in the relevant comparator group. significant change in responsibility, progression if more recently appointed in the role and broad alignment to mid-market. Benefits Purpose and link to business strategy: to provide competitive and cost-effective benefits to attract and retain high-calibre individuals. Performance metrics, weighting Operation Maximum levels and time period applicable Benefits provided include: The cost of providing benefits Not applicable. • company car or a cash alternative (UK only); will vary from year to year in line with market. • use of a car and driver when required; • private medical insurance; Participation in tax-approved • life assurance; all-employee share plans is subject • personal accident insurance (UK only); to limits set by the relevant tax authorities from time to time. • opportunity to purchase additional benefits (including personal accident insurance for US) under flexible benefit schemes available to all employees; and • opportunity to participate in HMRC (UK) or Internal Revenue Service (US) tax-advantaged all-employee share plans, currently: Sharesave: UK employees may make monthly contributions from net salary for a period of three or five years. The savings can be used to purchase shares at a discounted price, set at the launch of each plan period. Share Incentive Plan (SIP): UK employees may use their gross salary to purchase shares. These shares are placed in trust. Employee Stock Purchase Plan (ESPP) (423(b) plan): eligible US employees may purchase ADSs on a monthly basis at a discounted price. Other benefits may be offered at the discretion of the Committee. 92

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Directors’ Remuneration Report Directors’ remuneration policy – approved by shareholders in 2019 continued Pension Purpose and link to business strategy: to reward sustained contribution and assist attraction and retention. Performance metrics, weighting Operation Maximum levels and time period applicable Externally hired Executive Directors will participate in UK DC: annual contributions for new Not applicable. a Defined Contribution (DC) arrangement. UK-based appointments of up to 20% of basic salary. Executive Directors may alternatively choose to Existing Executive Directors may receive annual None of the current Executive Directors are active receive cash in lieu. contributions of up to 30% of basic salary. members of a DB plan. Executive Directors may take a full or partial In cases of internal promotion to the Board, the cash supplement in lieu. Company will recognise legacy Defined Benefit (DB) pension arrangements of existing employees in both Life assurance of four times basic salary and a the UK and US where these have been provided dependant’s pension of one third of basic salary under an existing arrangement. is provided. Executives with HMRC pension protection may be offered lump sum life assurance In line with market practice, pensionable pay for only, equal to four times basic salary. UK-based Executive Directors includes basic salary only and for US-based Executive Directors it UK DB: a pension generally payable from age 60 includes basic salary and APP award. or 63. DB benefits are subject to capped increases in pensionable salary. No enhancement is provided on promotion to the Board. Funded DB benefits are subject to HMRC maximum allowances and limits. On death in service, a lump sum of four times pensionable salary and dependant’s pension of two-thirds of the Executive Directors’ pension is provided. DB pension plans were closed to new members by April 2006. US DC: annual contributions of up to 9% of basic salary plus APP award with additional 401(k) plan match of up to 4%. US DB: an Executive Supplemental Retirement Plan provides for an unreduced pension benefit at age 62 (this plan is closed to new participants from 1 January 2015). For retirements at age 62 with 35 years of service, the pension benefit would be approximately two thirds of pensionable salary. DB final average pay plan is subject to capped increases in pensionable pay. Upon death in service, the spouse would receive 50% of the pension benefit (100% if the participant died while an active employee after the age of 55). Pension footnote: The Remuneration Committee agreed in November 2019 (i.e. after the July 2019 AGM Policy vote) that newly appointed Executive Directors will receive annual contributions of up to 12% of basic salary for the DC pension scheme, or cash supplement in lieu. Annual Performance Plan (APP) Purpose and link to business strategy: to incentivise and reward the achievement of annual financial measures and strategic non-financial measures including the delivery of annual individual objectives and demonstration of our Company leadership qualities and values. Performance metrics, weighting Operation Maximum levels and time period applicable The APP comprises reward for achievement against The maximum award is 125% of basic salary At least 50% of the APP is based on performance financial measures and achievement against in respect of a financial year. against financial measures. individual objectives. The Committee may use its discretion to set Financial performance measures and targets are financial measures that it considers appropriate normally agreed at the start of each financial year in each financial year and has the flexibility to and are aligned with strategic business priorities. modify the amount payable, to reflect wider Targets are set with reference to the budget. financial and business performance, Individual objectives and associated targets are demonstration of leadership qualities and our normally agreed also at the start of the year. values, or to take account of a significant event. APP awards are paid in June. The payout levels at threshold, target and stretch performance levels are 0%, 50% and 50% of the APP award is paid in shares, which 100%, respectively. (after any sales to pay-associated income tax) must be retained until the shareholding requirement is met, and in any event for two years after receipt. Awards are subject to malus and clawback provisions as set out in the paragraph overleaf. 93

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Directors’ Remuneration Report continued Long Term Performance Plan Purpose and link to business strategy: to drive long-term business performance, aligning Executive Director incentives to key strategic objectives and shareholder interests over the longer term. Operation Maximum levels Performance metrics, weighting and time period applicable Awards of shares may be granted each year, with The maximum award for the The performance measures are Group Value Growth and Group vesting subject to long-term performance conditions. CEO is 350% of salary and it RoE for all Executive Directors. For awards made in financial year is 300% of salary for the other 2019/20: Group Value Growth measured over three years The performance measures have been chosen as the Executive Directors based on (2019/20, 2020/21 and 2021/22) and Group RoE measured over Committee believes they reflect the Executive Directors’ salary at the time of the award. two years (2019/20 and 2020/21) such that Group Value Growth creation of long-term value within the business. Targets represents two thirds and Group RoE represents one third of the are set for each award with reference to the business plan. total vesting outcome. Participants may receive ordinary dividend equivalent For awards made in financial year 2020/21: Group Value Growth shares on vested shares, from the time the award was measured over three years (2020/21, 2021/22 and 2022/23) and made, at the discretion of the Committee. Group RoE measured over one year (2020/21) such that Group Value Growth represents five sixths and Group RoE represents Participants must retain vested shares (after any sales one sixth of the total vesting outcome. to pay tax) until the shareholding requirement is met, and in any event for a further two years after vesting. For awards made in 2016 which will vest in 2019, the performance measures and percentage weightings are: Group Awards are subject to malus and clawback provisions Value Growth (50%) and Group RoE (50%) for the CEO and CFO; as set out in the paragraph below. Group Value Growth (50%), Group RoE (25%) and UK or US RoE (25%) for the UK and US Executive Directors respectively. For awards made in 2017 and 2018 which will vest in 2020 and 2021 respectively, the performance measures were Group Value Growth and Group RoE, equally weighted, for all Executive Directors. All awards have a three-year performance period. For each performance measure, threshold performance will trigger only 20% of the award to vest; 100% will vest if maximum performance is attained. Notwithstanding the level of award achieved against the performance conditions, the Committee may use its discretion to modify the amount vesting to reflect wider financial and business performance and take account of a significant event and/or compliance with the dividend policy. Malus and clawback The Committee has discretion to determine whether exceptional circumstances exist which justify whether any or all of an award should be forfeited, even if already paid. Examples of exceptional circumstances include, but are not limited to, material misstatement, misconduct of the participant, a significant environmental, health and safety or customer issue or failure of risk management, and if certain other facts emerge after termination of employment. The Committee also has a prescribed process to follow when determining whether and how to apply this discretion. Approved policy table – Non-executive Directors (NEDs) Fees for NEDs Purpose and link to business strategy: to attract NEDs who have a broad range of experience and skills to oversee the implementation of our strategy. Operation Maximum levels Performance metrics, weighting and time period applicable NED fees (excluding those of the Chairman) are set by There are no prescribed Not applicable. the Executive Committee in conjunction with the Chairman. maximum fee levels although fees The Chairman’s fees are set by the Committee. are generally aligned to salary increases received by other Fee structure: Company employees and market • Chairman fee (all inclusive); movement for NEDs of companies of similar scale and complexity. • basic fee, which differs for UK- and US-based NEDs; • Committee chair fee; The cost of benefits provided to • Committee membership fee; and the Chairman is not subject to a • Senior Independent Director fee. predetermined maximum since the purchase cost will vary from No additional fees are paid for membership/chair of the year to year. Nominations Committee. Fees are reviewed every year taking into account those in companies of similar scale and complexity. The Chairman is covered by the Company’s private medical and personal accident insurance plans, and has the use of a car and driver, when required. NEDs do not participate in incentives, pension or any other benefits. However, they are eligible for reimbursement for all Company-related travel expenses. In instances where these costs are treated by HMRC as taxable benefits, the Company also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC. NEDs who also sit on National Grid subsidiary boards may receive additional fees related to service on those boards. 94

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Directors’ Remuneration Report Directors’ remuneration policy – approved by shareholders in 2019 continued Shareholding requirement – in employment In the event of a UK Director’s role becoming redundant, statutory The requirement of Executive Directors to build up and hold a significant compensation would apply and the relevant pension plan rules may value of National Grid shares ensures they share a significant level of risk result in the early payment of an unreduced pension. with shareholders and aims to align their interests. Executive Directors are required to build up and retain shares in the Company. The level of On termination of employment, no APP award would generally be holding required is 500% of salary for the CEO and 400% of salary for payable. However, the Committee has the discretion to deem an the other Executive Directors. Unless the shareholding requirement is individual to be a ‘good leaver’, in which case a pro-rata discretionary met, Executive Directors will not be permitted to sell shares, other than payment could be paid, based on financial performance (as measured at to pay income tax liabilities on shares just vested or in exceptional the end of the financial year) and the achievement of individual objectives circumstances approved by the Remuneration Committee. during the financial year up to termination. In the UK the discretionary payment would generally be paid at the normal time. In the US the Shareholding requirement – post employment payment would be made earlier if required for tax compliance purposes, in which case the Committee would apply discretion to determine an The requirement of Executive Directors to continue to hold National Grid appropriate level of financial performance. Examples of circumstances, shares after leaving ensures they continue to share a risk with whilst not exhaustive, which could trigger ‘good leaver’ treatment include shareholders and maintain alignment with shareholders’ interests. redundancy, retirement, illness, injury, disability and death. The Executive Directors will be required to hold 200% of base salary Committee will apply discretion to determine if the pro-rata discretionary calculated at their leave date, or maintain their actual holding percentage payment should be made sooner than it would normally be paid, for if lower, expressed as a number of shares and held for a period of two example, in the case of death. years. This calculation excludes the value of any awards not yet vested for ‘good leavers’ that will vest according to the normal schedule and On termination of employment, outstanding awards under the share which in any event must be held for a two-year period. The calculation plans will be treated in accordance with the relevant plan rules approved will include recently vested LTPP awards or APP awards paid as shares by shareholders. Unvested share awards would normally lapse. ‘Good which are subject to respective two-year holding periods, even after leaver’ provisions apply at the Committee’s discretion and in specified employment. Unless the post-employment shareholding requirement is circumstances. Examples of circumstances, whilst not exhaustive, which met, Executive Directors will not be permitted to sell shares, other than could trigger ‘good leaver’, include: redundancy, retirement, illness, injury, to pay income tax liabilities on shares just vested or in exceptional disability and death, where awards will be released to the departing circumstances approved by the Remuneration Committee. Executive Director or, in the case of death, to their estate. Long-term share plan awards held by ‘good leavers’ will normally vest subject to Consideration of remuneration policy elsewhere in the Company performance measured at the normal vesting date and will be reduced Our remuneration policy is generally aligned to the policies for our pro-rata for each completed month starting on the date of grant. Such non-unionised workforce. All employees are entitled to base salary, awards would vest at the same time as for other participants, apart from benefits and pension contributions. In setting the remuneration policy circumstances in which the award recipient has died, in which case the the Committee considers the remuneration packages offered to awards vest as soon as practicable (based on a forecast of performance). employees across the Company. As a point of principle, salaries, benefits, pensions and other elements of remuneration are assessed At the Committee’s discretion, the Company may also agree other regularly to ensure they remain competitive in the markets in which we payments such as an agreed amount for legal fees associated with the operate. In undertaking such assessment our aim is to be at mid-market departure of the Executive Director and outplacement support. for all job bands, including those subject to union negotiation. As would be expected, we have differences in pay and benefits across the Service contracts/letters of appointment business which reflect specific accountabilities and labour markets. In line with our policy, all Executive Directors have service contracts There are elements of remuneration policy which apply to all, for which are terminable by either party with 12 months’ notice. example, flexible benefits and share plans. Non‑executive Directors are subject to letters of appointment. The Chairman’s appointment is subject to six months’ notice by When considering annual salary increases, the Committee reviews the either party; for other Non-executive Directors, notice is one month. proposals for salary increases for the employee population generally, Both Executive Directors and Non-executive Directors are required as it does for any other changes to remuneration being considered. to be re-elected at each AGM. All employees are eligible for an annual performance-based award. Eligibility and the maximum opportunity available is based on market practice for incentives for the employee’s job band. In addition, around Please refer to the full remuneration policy within the 2018/19 400 senior management employees are awarded LTPPs annually, which Annual Report and Accounts on the Company’s investor website include the same performance measures as those for Executive Directors. (http://investors.nationalgrid.com) for our remuneration policy on Directors’ recruitment, external appointments, total remuneration The Company has a number of all-employee share plans that provide opportunity and corporate and share capital events. employees with the opportunity to become, and to think like, a shareholder. These plans include Sharesave and the Share Incentive Plan (SIP) in the UK and the 401(k) and 423(b) plans in the US. Further information is provided on page 92. The Company issues an employee engagement survey each year, which includes remuneration as a topic. It does not specifically invite employees to comment on the Directors’ remuneration policy but any comments made by employees are noted. The Board also regularly engages with employees on a variety of topics, including remuneration. Policy on payment for loss of office The contracts contain provisions for payment in lieu of notice, at the sole and absolute discretion of the Company. Such contractual payments are limited to payment of salary only for the remainder of the notice period. In the UK such payments would be phased on a monthly basis, over a period not greater than 12 months, and the Executive Director would be expected to mitigate any losses where employment is taken up during the notice period. In the US, for tax compliance purposes, the policy is to make any payment in lieu of notice as soon as reasonably practicable, and in any event within two and a half months of the later of 31 December and 31 March immediately following the notice date. 95

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Directors’ Remuneration Report continued Statement of implementation of remuneration policy in 2019/20 Key AUDITED Audited Information Content contained within a blue box highlighted with an ‘Audited’ tab indicates that all the information in the panel is audited. Role of Remuneration Committee The Committee is responsible for recommending to the Board the remuneration policy for Executive Directors, the other members of the Executive Committee and the Chairman, and for implementing this policy. The aim is to align the remuneration policy to Company strategy and key business objectives, and ensure it reflects our shareholders’, customers’ and regulators’ interests. The members of the Remuneration Committee in 2019/20 were Nora Mead Brownell (until 8 April 2019), Jonathan Dawson (Chair), Earl Shipp, Jonathan Silver (from 16 May 2019) and Mark Williamson. The Committee’s activities during the year – activities of the Committee during the year can be found at page 106. AUDITED Single Total Figure of Remuneration – Executive Directors The following table shows a single total figure in respect of qualifying service for 2019/20, together with comparative figures for 2018/19: Benefits Salary in kind Total fixed Total variable Total £’000 £’000 Pension pay APP LTPP pay remuneration Andy Agg 19/20 595 23 119 737 525 454 979 1,716 18/19 149 4 30 183 158 20 178 361 John Pettigrew 19/20 1,017 116 305 1,438 897 2,987 3,884 5,322 18/19 944 94 283 1,321 994 2,336 3,330 4,651 Dean Seavers 19/20 512 27 74 613 0 1,889 1,889 2,502 18/19 825 30 138 993 457 1,551 2,008 3,001 Nicola Shaw 19/20 555 15 166 736 387 1,397 1,784 2,520 18/19 515 15 155 685 552 997 1,549 2,234 Notes: Dean Seavers: 2019/20 fixed pay components in the table above are for the period he served as a Director during the year, from 1 April to 5 November 2019; 2019/20 variable pay components in the table above are for the period during which he was employed, from 1 April to 31 December 2019. Andy Agg: 2018/19 figures in the table above are for the period he served as a Director during the year, from 1 January to 31 March 2019. Salary: Base salaries were last increased on 1 June 2019 other than for Andy Agg, who was not eligible to receive a salary increase due to being appointed CFO on 1 January 2019. Benefits in kind: Benefits in kind (BIK) include private medical insurance, life assurance and, for UK-based Executive Directors, either a fully expensed car or a cash alternative to a car and the use of a car and a driver when required and which, for John Pettigrew, amounted to approximately £86,000 for 2019/20 (and approximately £75,000 for 2018/19). A Sharesave option award was granted to John Pettigrew on 27 December 2019 and the benefit (approximately £8,000) of this award is included. There were no Sharesave options granted to any of the other Executive Directors during 2019/20. APP: John Pettigrew will donate 20% of his 2019/20 APP (net of tax) to a charity involved in the emergency COVID-19 response in our US service territories. Dean Seavers received a nil payout for the individual portion of the APP. Consistent with Company policy for all colleagues not covered by a trade union agreement, this results in a nil payout overall. Information relating to amounts paid for the loss of office can be found on page 102. LTPP: The 2017 LTPP is due to vest in July 2020. The average share price over the three months from 1 January 2020 to 31 March 2020 of 978.75p ($62.48 per ADS) has been applied and estimated dividend equivalents are included. The 2018/19 LTPP figures have been restated because last year they were estimated using the average share price (January–March 2019) and they now include the actual share price on vesting at 1 July 2019 and all dividend equivalent shares. Due to a higher share price at vesting of 842.10p versus the estimate of 837.34p (and the additional dividend equivalent shares added for the dividend with a record date of 31 May 2019 with a dividend rate of 31.26p per share), the actual value at vesting was £770, £89,005 and £37,991 higher than for the estimate last year for Andy Agg, John Pettigrew, and Nicola Shaw, respectively. Despite a lower ADS price at vesting of $52.736 versus the estimate of $54.73, the actual value at vesting was £539 higher than for the estimate last year for Dean Seavers. This is because the change in ADS price was offset by the additional dividend equivalent ADSs for the dividend with a record date of 31 May 2019 with a dividend rate of $2.0256 per ADS. Impact of share price change: The impact of share price appreciation/depreciation, comparing share/ADS prices at grant versus the estimated share/ADS prices upon vesting is set out in the notes to the 2017 LTPP (vesting) table on page 101. Exchange rate: $1.2868:£1. AUDITED Total pension benefits Andy Agg, John Pettigrew and Nicola Shaw received a cash allowance in lieu of participation in a pension arrangement. Dean Seavers participated in a defined contribution pension arrangement in the US until he left the business at 31 December 2019. There are no additional benefits on early retirement. The values of these benefits, received during this year, are shown in the single total figure of remuneration table. John Pettigrew has, in addition, accrued defined benefit (DB) entitlements. He opted out of the DB scheme on 31 March 2016 with a deferred pension and lump sum payable at his normal retirement date of 26 October 2031. At 31 March 2020, John Pettigrew’s accrued DB pension was £165,031 per annum and his accrued lump sum was £495,092. No additional DB entitlements have been earned over the financial year, other than an increase for price inflation due under the pension scheme rules and legislation. Under the terms of the pension scheme, if he satisfies the ill health requirements, or he is made redundant, a pension may be payable earlier than his normal retirement date. A lump sum death in service benefit is also provided in respect of these DB entitlements. 96

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Directors’ Remuneration Report Statement of implementation of remuneration policy in 2019/20 continued AUDITED Annual Performance Plan (APP) Performance against targets for APP 2019/20 APP awards are earned by reference to the financial year and this year will be paid in July 2020. Financial measures determine 70% of the APP, and individual objectives determine 30% of the APP. Payment of the APP award is made in shares (50% of the award) and cash (50%). Shares (after any sales to pay income tax) must be retained until the shareholding requirement is met, and in any event for two years after receipt. For financial measures, threshold, target and stretch performance levels are predetermined by the Committee and pay out at 0%, 50% and 100% of the maximum potential for each part and on a straight-line basis in between threshold and stretch performance. Target and stretch performance levels for the individual objectives are also predetermined by the Committee, and an assessment of the performance relative to the target and stretch performance levels is made at the end of the performance year on each objective. The outcomes of APP awards earned for financial performance are summarised in the table immediately below. Performance against individual objectives is set out in the tables which follow. Proportion of Proportion of Performance measure max opportunity Threshold Target Stretch Actual max achieved CEO and CFO Underlying EPS (p/share) 35% 54.0 57.5 61.0 58.2 60.0% Group RoE (%) 35% 10.91 11.31 11.71 11.70 98.8% Executive Director, UK UK Value Added (£m) 23.3% 1,655 1,715 1,775 1,734 65.8% UK RoE (%) (Percentage points above average allowed regulatory return) 23.3% 2.01 2.26 2.51 2.34 66.0% Underlying UK Operating Profit (£m) 23.3% 1,533 1,583 1,633 1,576 43.0% Executive Director, US US Value Added (£m) 23.3% 1,276 1,327 1,387 1,344 64.2% US RoE (%) 23.3% 8.96 9.16 9.36 9.25 72.5% Underlying US Operating Profit (£m) 23.3% 1,725 1,785 1,845 1,645 0.0% All Executive Directors Individual objectives (%) 30% Detail expanded in tables below 60–65% Notes: Underlying EPS: Technical adjustments have been made reducing the target by 2.5p to reflect the net effect of currency adjustments, the impact of deferrable storm costs, certain actuarial assumptions on pensions and scrip dividend uptake. Group RoE: A technical adjustment has been made reducing the target by 0.33% to reflect the true-up of opening equity. UK financial measures: Technical adjustments have been made reducing the underlying UK Operating Profit target to reflect the net effect of certain actuarial assumptions on pensions (£5m reduction) and normalisation to reflect the impact of RPI (£11m reduction) and reducing the UK Value Added target by £14m to ensure consistency of accounting treatment. US financial measures: Technical adjustments have been made reducing the underlying US Operating Profit target by £70m to reflect the net effect of currency adjustments, deferrable storm costs and certain actuarial assumptions on pensions. Technical adjustments have been made reducing the US Value Added target by £33m to reflect the net effect of currency adjustments and the impact of deferred tax movements. Individual Objectives: For 2019/20 the Committee has applied discretion to cap the payout for overall individual achievement against individual objectives at the lower of target and actual achievement to reflect restraint in the context of COVID-19 and to be consistent with decisions made for the wider managerial population. This discretion is not incorporated above. 97

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Directors’ Remuneration Report continued Individual Objectives The individual objectives of the Executive Directors when taken together were designed to deliver against each of our 2019/20 business priorities. The Committee adopts a two-stage process to agree individual objectives. First it reviews and provides feedback on the objectives including consideration of the weighting based on business criticality of the objective and then, at a second meeting, it completes a final review and approves the objectives. At the end of the year an overall assessment is made which takes account of the weighting and achievement of the respective individual objectives for each Director and the degree to which each element of the objective was met against specific target and stretch targets. As with the financial measures, the achievement of ‘stretch’ performance and ‘target’ performance overall results in 100% and 50% respectively of the maximum payout. For 2019/20 the Committee has applied discretion to cap the payout for overall achievement against individual objectives at the lower of target and actual achievement to reflect restraint in the context of COVID-19 and to be consistent with decisions made for the wider managerial population. This discretion is not incorporated in the percentage outcomes below. Andy Agg Individual objective & performance commentary Weighting Outcome Drive operating efficiency of the business and finance function 25% 64% • Delivered targeted UK cost efficiencies of £50 million and on track to deliver a further £100 million in 2020/21 • Delivered US cost efficiencies, but was short of target • Made good progress on the digital transformation of the Finance function, including the successful implementation of SAP improvements and strong leadership of a Finance transformation programme, with more work to be done to crystallise cost reductions Support financial aspects of regulatory negotiations 25% 80% • Provided effective support on the Hinkley-Seabank agreements and in continuing RIIO-2 discussions with Ofgem in the UK, enabling financial parameters that are viewed as positive by shareholders • Enabled positive outcome on Massachusetts Electric (MECO) rate case • Maximum not awarded due to regulatory outcomes not fully at stretch levels Support in updated investor proposition review and Total Societal Impact initiative 25% 80% • Established and gained agreement from the Board for an appropriate investor proposition • Completed sale of minority stake in Cadent in line with agreed timing • More opportunities remain in identifying additional financeable growth opportunities for sustained outperformance Drive the talent agenda 25% 36% • Made positive progress on development and succession planning deeper in the Finance function • Increased the Colleague Enablement score and workforce diversity in the Finance function, though fell short of targeted aspirations Summary Andy had a good year and has firmly established himself in the CFO role. He provided good leadership on the investment 100% 65% proposition, started to transform the Finance function and strengthened talent capabilities. Outside of his core objectives he has also made strong contributions in articulating National Grid’s contributions as a corporate entity in the State Ownership debate, introducing GAAP reporting. More work is needed in driving the talent agenda in the US and progressing additional risk and control measures. John Pettigrew Individual objective & performance commentary Weighting Outcome Optimise regulatory/government agreements and relationships 40% 50% • Led a successful response to the near simultaneous tripping of two large power stations in August 2019 leading to power outages in various parts of England and Wales, including re-establishing power within the timeframes required by Ofgem, and engaging with Ofgem in the investigation and learnings reviews which confirmed that the outage was not caused by National Grid infrastructure • Continued dialogue with Ofgem and stakeholders on the proposed parameters for RIIO-2 although there remain differences on certain issues • Achieved a successful outcome for the Hinkley-Seabank project in the UK and the MECO rate case in Massachusetts • Continued positive engagement with key regulatory and government stakeholders, including a new UK government, and administrations in Massachusetts and Rhode Island, though there is more work to be done in New York to rebuild our reputation following the issues arising from the downstate New York Gas moratorium Develop external National Grid value proposition 20% 100% • Established and gained agreement from the Board for an appropriate investor proposition • Additionally, established and gained agreement from the Board for a new framework for defining National Grid’s Total Societal Impact to support our aspirations as we continue to emphasise the importance of being a purpose-led organisation Continue work to ensure National Grid is well placed for growth and innovation 20% 75% • Continued to build an effective platform for growth through National Grid Ventures, particularly with the purchase of renewables developer Geronimo Energy • Delivered the digital strategy in both the UK and US • Responded appropriately to innovation and disruptive technologies, particularly through National Grid Partners, though there remains more work to be done to achieve our ambitions 98

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Directors’ Remuneration Report Statement of implementation of remuneration policy in 2019/20 continued John Pettigrew continued Individual objective & performance commentary continued Weighting Outcome Drive the talent and culture agenda 20% 50% • Increased the colleague engagement score by 6% and articulated clear aspirations on culture, which now need to be embedded in the organisation • Demonstrated enhancements in the capabilities and strength of succession of the National Grid leadership team, including the successful appointments of a President of the US business, and Managing Director, National Grid Ventures; there remains more work to be done on succession planning and further investment in leadership capability • Made strides in inclusion and diversity, though success of I&D initiatives still needs to be evidenced with increased proportion of women and minorities in leadership and managerial positions Summary John Pettigrew’s performance in his role as CEO continues to be strong, with particular highlights in the areas of the value 100% 65% proposition for our investors and communities, stakeholder engagement and outcomes in the UK and Massachusetts, and growth and innovation. More work is to be done on completing agreements on downstate NY and in the succession planning and diversity of our workforce. Nicola Shaw Individual objective & performance commentary Weighting Outcome Deliver a step change improvement in the performance of customer service as measured by Net Promoter Score 25% 80% and Customer Satisfaction (CSAT) • Met Net Promoter Score stretch target • Met Customer Satisfaction score target, and was very close to stretch target • Demonstrated strong focus on customer service during the year, including positive personal engagement with customers Deliver a step change in Operational Performance 25% 45% • Delivered cost reductions as part of the UK transformation programme whilst successfully managing all key risks • Successfully managed implications of Brexit, with no interruption to business • Made progress on digital transformation, with some further implementation work to be done • More work to be done on risk and control measures Deliver successful regulatory outcomes 25% 55% • Delivered RIIO-2 business plans with stakeholder support, with some items posed by independent challenge group to be addressed, although there remain differences on certain issues • Positive engagement with UK regulator, including on Hinkley-Seabank activities which led to a positive outcome • Led a successful response to the August 2019 power outage, although external communications response times could have been better Drive the talent agenda 25% 60% • Made positive progress on succession planning but more work to be done • Increased the Colleague Enablement and Engagement scores in the Core UK business • Improved workforce diversity in the Core UK business Summary Overall Nicola Shaw has had a good year with delivering on cost reduction commitments, strong progress in improving 100% 60% customer service, positive engagement with our stakeholders, particularly with RIIO-2 and Hinkley-Seabank, and excellent Colleague Enablement and Engagement scores. There remains work to be done on risk and control measures and certain issues regarding RIIO-2. 99

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Directors’ Remuneration Report continued 2019/20 APP as a proportion of base salary The overall APP award and its composition based on financial performance and individual performance for each Executive Director is shown as a proportion of salary. Executive Directors at 31 March 2020 Former Executive Director, US Max Actual Max Actual Max Actual Max Actual 125% 125% 125% 125% 37.50% 37.50% 37.50% Key: 37.50% 88.23% 88.23% Individual Underlying EPS or 43.75% 18.75% 43.75% 18.75% 29.17% 29.17% 69.73% UK/US Underlying 26.25% 26.25% 18.75% Operating Proﬁt 29.17% 29.17% 12.54% Group/UK/US RoE 43.75% 43.23% 43.75% 43.23% 19.25% UK/US Value Added 29.16% 29.16% 19.19% 0% APP £743,750 £524,969 £1,270,940 £897,080 £693,240 £386,717 £807,407 £0 amount Andy Agg John Pettigrew Nicola Shaw Dean Seavers Notes: 1. Underlying EPS and Group RoE pertain to Andy Agg, CFO and John Pettigrew, CEO. 2. Underlying UK Operating Profit, UK RoE and UK Value Added pertain to Nicola Shaw, Executive Director, UK. 3. Underlying US Operating Profit, US RoE and US Value Added pertain to Dean Seavers, Executive Director, US. The APP maximum opportunity and actual award for Dean Seavers are for the period during which he was employed, from 1 April to 31 December 2019. 4. For 2019/20 the Committee has applied discretion to cap the payout for overall achievement against individual objectives for Andy Agg, John Pettigrew and Nicola Shaw, at the lower of target and actual achievement to reflect restraint in the context of COVID-19 and to be consistent with decisions made for the wider managerial population. This discretion is incorporated in the actual payouts above. 5. John Pettigrew will donate 20% of his 2019/20 APP (net of tax) to a charity involved in the emergency COVID-19 response in our US service territories. AUDITED LTPP performance The LTPP value included in the 2019/20 single total figure relates to anticipated vesting in July 2020 of the conditional LTPP awards granted in 2017. 2017 LTPP The 2017 award is determined by performance over the three years ended 31 March 2020 of Group RoE (50% weighting) and Group Value Growth (50% weighting), which is expected to vest on 27 July 2020. The financial components and weightings for this year’s vesting, i.e., the 2017 LTPP awards, are the same for all Executive Directors. The Group Value Growth outturn includes an amount to reflect the value added from the sale of the residual interest in the UK Gas Distribution business and to adjust for revised timing of UK tax payments in 2019/20. The Committee has decided not to apply any discretion following consideration of wider financial performance during the 3-year performance period. Actual/expected Threshold – 20% Maximum – 100% Actual/expected proportion of Performance measure vesting vesting vesting maximum achieved Group RoE (50% weighting) 11.0% 12.5% or more 11.9% 69.8% Group Value Growth (50% weighting) 10.0% 12.0% or more 12.8% 100.0% 100

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Directors’ Remuneration Report Statement of implementation of remuneration policy in 2019/20 continued AUDITED 2017 LTPP (vesting) The 2017 LTPP is expected to vest on 27 July 2020. The amounts expected to vest under the 2017 LTPP for the performance period ended on 31 March 2020 and included in the 2019/20 single total figure are shown in the table below. The share price valuation is an estimate based on the average share price over the three months from 1 January 2020 to 31 March 2020 of 978.75p ($62.48 per ADS); the final dividend to be paid in August 2020 is excluded. Total value of Original number Overall vesting Number awards vesting and of share awards percentage Number of of dividend dividend equivalent in 2017 LTPP (as % of max.) awards vesting equivalent shares shares (£’000) Andy Agg 49,080 84.9% 41,668 4,675 454 John Pettigrew 323,205 84.9% 274,401 30,794 2,987 Dean Seavers (ADSs) (prorated) 41,078 84.9% 34,875 4,036 1,889 Nicola Shaw 151,109 84.9% 128,291 14,397 1,397 Notes: The total value of awards vesting and dividend equivalent shares are subject to a two-year holding period. Andy Agg: Andy Agg’s award of 49,080 shares was granted in two tranches. The first tranche of 21,996 shares was granted on 28 June 2017 followed by a second tranche of 27,084 shares granted on 24 July 2017. Both awards are subject to the same performance conditions, performance period and vesting percentage/dividend equivalents estimates. Dean Seavers: Dean Seavers’ original award of 49,294 ADSs has been prorated to 41,078 ADSs on the basis of completed months employed between the grant date and 31 December 2019. Impact of share price change: The impact of share price change for the 2017 LTPP, comparing share price at grant versus the average share price for the period 1 January 2020 to 31 March 2020 of 978.75p ($62.48 per ADS), for each Executive Director: for John Pettigrew and Nicola Shaw the share price at grant was 973.80p resulting in an increase per share of 4.95p (0.5%) and this results in an estimated increase in value (including dividend equivalents) of £15,107 for John Pettigrew and £7,063 for Nicola Shaw; Andy Agg received his 2017 LTPP award in two tranches and the share prices at grant for his awards were 973.80p and 941.50p resulting in increases per share of 4.95p (0.5%) and 37.25p (4%) respectively and this results in estimated increases in value (including dividend equivalents) of £1,028 and £9,526 respectively; for Dean Seavers the ADS price at grant was $63.94 resulting in a decrease per ADS of $1.46 (2%) and this results in an estimated reduction in value (including dividend equivalents) of $56,810. The impact of share price change is not included in the expected amounts to vest shown in the above table. AUDITED Single total figure of remuneration – Non-executive Directors The following table shows a single total figure in respect of qualifying service for 2019/20, together with comparative figures for 2018/19: Fees £’000 Other emoluments £’000 Total £’000 2019/20 2018/19 2019/20 2018/19 2019/20 2018/19 Nora Mead Brownell 2 100 – 8 2 108 Jonathan Dawson 111 108 0 2 111 110 Therese Esperdy 141 138 19 15 160 153 Sir Peter Gershon 538 523 86 83 624 606 Paul Golby 104 101 5 5 109 106 Liz Hewitt 23 n/a 1 n/a 24 n/a Amanda Mesler 91 77 2 – 93 77 Earl Shipp 103 25 17 3 120 28 Jonathan Silver 91 n/a 11 n/a 102 n/a Mark Williamson 134 130 6 6 140 136 Total 1,338 1,202 147 122 1,485 1,324 Notes: Receiving the US-based Board fee: Nora Mead Brownell, Therese Esperdy, Earl Shipp and Jonathan Silver. Receiving the UK-based Board fee: Jonathan Dawson, Paul Golby, Liz Hewitt, Amanda Mesler and Mark Williamson. Nora Mead Brownell: Nora Mead Brownell stepped down from the Board on 8 April 2019. Therese Esperdy: Fees for 2019/20 include £25,000 in fees for serving on the National Grid USA Board. Sir Peter Gershon: Other emoluments comprise private medical insurance and the use of a car and driver when required and this amounted to approximately £85,000 for 2019/20 (and approximately £81,000 for 2018/19). Jonathan Silver: Jonathan Silver joined the Board on 16 May 2019. Other emoluments: In accordance with the Company’s expenses policies, Non-executive Directors receive reimbursement for their reasonable expenses for attending Board meetings. In instances where these costs are treated by HMRC as taxable benefits, the Company also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC and these costs are included in the table above. The total emoluments paid to Executive and Non-executive Directors in the year was £13.5 million (2018/19: £11.6 million). 101

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Directors’ Remuneration Report continued AUDITED Other Remuneration Disclosures 2019 LTPP (conditional award) granted during the financial year The face values of the awards are calculated using the volume weighted average share price at the date of grant (28 June 2019) (£8.341132 per share and $53.0487 per ADS) and are used to determine the value of the awards granted. Proportion vesting at threshold Performance Basis of award Face value ’000 performance Number of shares period end date Andy Agg 300% of salary £1,785 20% 213,999 31 March 2022 John Pettigrew 350% of salary £3,603 20% 431,969 31 March 2022 Dean Seavers (ADSs) 300% of salary $3,347 20% 63,094 (ADSs) 31 March 2022 Nicola Shaw 300% of salary £1,677 20% 201,059 31 March 2022 Notes: The 2019 LTPP grant will vest on 1 July 2022. The total value of awards vesting and dividend equivalent shares are subject to a two-year holding period. Dean Seavers: Dean Seavers’ 2019 LTPP award of 63,094 ADSs will be prorated to 10,515 ADSs to reflect the time served between the award date and 31 December 2019 when he left the Company. AUDITED Performance conditions for 2019 LTPP awards granted during the financial year Conditional share awards granted – 2019 Weighting for all Threshold Maximum Performance measure Executive Directors 20% vesting 100% vesting Group RoE 33.33% 11.0% 12.5% or more Group Value Growth 66.67% 10.0% 12.0% or more Notes: Group RoE: Group RoE is measured during the first two years of the three-year performance period and will contribute one-third of the total vesting outcome (at the end of three years). Group Value Growth: Group Value Growth is measured over the entire three-year performance period and will contribute two-thirds of the total vesting outcome. AUDITED Payments for loss of office and payments to past Directors Leaving arrangements for Dean Seavers Dean Seavers stepped down from the Board for personal reasons on 5 November 2019 and remained employed by the Company until 31 December 2019 to support a smooth leadership transition and handover. Mr Seavers’ remuneration in relation to his fixed pay for the period 1 April 2019 to 5 November 2019, his 2019/20 APP and his 2017 LTPP is disclosed in the Single Total Figure of Remuneration table on page 96. For the period from 6 November 2019 to 31 March 2020, Mr Seavers received remuneration totalling £1.1 million which predominantly includes his fixed pay (salary, benefits and pension) until 31 December 2019, his pay in lieu of notice of approximately £732,000 and his accrued holiday of approximately £133,000. All payments are in accordance with his service agreement and the Directors’ Remuneration Policy and subject to applicable tax withholdings. As part of Mr Seavers’ agreed leaver arrangements the Company will fund limited costs for security arrangements until 31 December 2020. These costs are expected to be no more than $35,000. The Committee agreed to grant good leaver treatment for Mr Seavers’ outstanding LTPP awards given his overall long-term strong performance and contribution to the business. Mr Seavers’ outstanding ADS awards under the 2018 and 2019 Long Term Performance Plan (LTPP) will be prorated for completed months held since the award date until 31 December 2019, as set out in the table below. These awards will vest at the same time as other participants, subject to performance measured at the vesting date and any discretion the Committee may decide to exercise at the time of vesting, in line with our Directors’ Remuneration Policy. These shares will be subject to the two-year post-vesting holding requirement and post-employment shareholding requirement, if not already met. LTPP Awards Award ADSs awarded Pro-rata ADSs Vesting Date 2018 LTPP 58,786 29,393 July 2021 2019 LTPP 63,094 10,515 July 2022 Total 121,880 39,908 Mr Seavers is subject to the Company’s post-employment shareholding requirement of 200% of base salary for two years after leaving the Company. 102

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Directors’ Remuneration Report Statement of implementation of remuneration policy in 2019/20 continued Payments to past Directors and post-employment shareholdings There have been no payments to any other past Director during 2019/20. Past Directors are required to continue to hold their shares/ADSs with the Company’s third-party share scheme administrator in order to audit compliance; at 31 March 2020 Andrew Bonfield and Dean Seavers have each continued to meet their post-employment share-holding requirements. Shareholder dilution Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive share-based incentives will not exceed 5% in any 10-year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Committee reviews dilution against these limits regularly and under these limits the Company, as at 31 March 2020, had headroom of 3.89% and 7.86% respectively. AUDITED Statement of Directors’ shareholdings and share interests The Executive Directors are required to build up and hold a shareholding from vested share plan awards. The following table shows how each Executive Director complies with the shareholding requirement and also the number of shares owned by the Non-executive Directors, including connected persons. The shareholding is as at 31 March 2020 and the salary used to calculate the value of the shareholding is the gross annual salary as at 31 March 2020. John Pettigrew has met his shareholding requirement. As Andy Agg and Nicola Shaw are still relatively new in post and to the Company, respectively, they have not yet met their requirement, but each are expected to do so in 2023 assuming on-target performance/vesting outturns. They will not be allowed to sell shares, except for covering associated tax liabilities, until this requirement is met. Dean Seavers had met his shareholding requirement before he stepped down from the Board. Non-executive Directors do not have a shareholding requirement. A further 50 shares have been purchased between April and June on behalf of each of Andy Agg, John Pettigrew and Nicola Shaw via the Share Incentive Plan (an HMRC tax-advantaged all-employee share plan), thereby increasing their beneficial interests. There have been no other changes in Directors’ shareholdings between 1 April 2020 and 17 June 2020. The normal vesting dates for the conditional share awards subject to performance conditions are 1 July 2020, 1 July 2021 and 1 July 2022 for the 2017 LTPP, 2018 LTPP and 2019 LTPP respectively. Number of Conditional share awards Share ownership shares owned outright Value of shares held Number of options subject to performance requirements (including connected as multiple of current held under the conditions (LTPP 2017, Directors (multiple of salary) persons) salary Sharesave Plan 2018 & 2019) Executive Directors Andy Agg 400% 122,351 195% 4,045 372,965 John Pettigrew 500% 662,828 609% 7,253 1,153,572 Dean Seavers (ADSs) (at 5 November 2019) 400% 81,817 420% – 80,986 Nicola Shaw 400% 103,897 175% 4,070 539,331 Non-executive Directors Nora Mead Brownell (ADSs) (at 8 April 2019) – 4,583 – – – Jonathan Dawson – 41,077 – – – Therese Esperdy (ADSs) – 1,587 – – – Sir Peter Gershon – 107,215 – – – Paul Golby – 2,291 – – – Liz Hewitt – 0 – – – Amanda Mesler – 1,500 – – – Earl Shipp (ADSs) – 1,000 – – – Jonathan Silver (ADSs) – 0 – – – Mark Williamson – 47,46 0 – – – Notes: Andy Agg: On 31 March 2020 Andy Agg held 4,045 options granted under the Sharesave Plan. 4,045 options were granted with an exercise price of 749 pence and these have since been exercised at 749 pence per share in April 2020. The number of conditional share awards subject to performance conditions is as follows: 2017 LTPP: 49,080; 2018 LTPP: 109,886; 2019 LTPP: 213,999. John Pettigrew: On 31 March 2020 John Pettigrew held 7,253 options granted under the Sharesave Plan. 3,034 options were granted with an exercise price of 749 pence per share and these have since been exercised at 749 pence per share in April 2020. 4,219 options were granted with an exercise price of 711 pence per share and they can, subject to their terms, be exercised at 711 pence per share between 1 April 2025 and 30 September 2025. The number of conditional share awards subject to performance conditions is as follows: 2017 LTPP: 323,205; 2018 LTPP: 398,398; 2019 LTPP: 431,969. Dean Seavers: The number of conditional share awards (ADSs), subject to performance conditions, has been prorated (from 171,174 ADSs) for completed months served since the grant date until his last day of employment (31 December 2019) and is made up as follows: 2017 LTPP: 41,078 (the original award of 49,294 ADSs prorated for 30/36 months); 2018 LTPP: 29,393 (the original award of 58,786 ADSs prorated for 18/36 months); 2019 LTPP: 10,515 (the original award of 63,094 ADSs prorated for 6/36 months). Nicola Shaw: On 31 March 2020 Nicola Shaw held 4,070 options granted under the Sharesave Plan. 4,070 options were granted with an exercise price of 737 pence per share and they can, subject to their terms, be exercised at 737 pence per share between 1 April 2022 and 30 September 2022. The number of conditional share awards subject to performance conditions is as follows: 2017 LTPP: 151,109; 2018 LTPP: 186,263; 2019 LTPP: 201,959. Nora Mead Brownell: stepped down from the Board on 8 April 2019. Dean Seavers, Therese Esperdy, Earl Shipp and Jonathan Silver: Holdings and awards are shown as ADSs and each ADS represents five ordinary shares. 103

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Directors’ Remuneration Report continued External appointments and retention of fees Experience as a board member of another company is considered to be valuable personal development, which in turn is of benefit to the Company. The table below details the Executive Directors (at 31 March 2020) who served as Non-executive Directors in other companies during the year ended 31 March 2020: Company Retained fees John Pettigrew Rentokil Initial plc £68,986 Nicola Shaw International Consolidated Airlines Group S.A. £107,0 42 (€120,000) Relative importance of spend on pay The chart below shows the relative importance of spend on pay compared with other costs and disbursements (dividends, tax, net interest and capital expenditure). Given the capital-intensive nature of our business and the scale of our operations, these costs were chosen as the most relevant for comparison purposes. All amounts exclude exceptional items and remeasurements. 17% 5,079 Key: 4,321 2019/20 £m 2018/19 £m -9% 5% 1,852 1,684 1,618 1,699 6% -11% 993 1,049 488 433 Payroll costs Dividends Tax Net interest Capital expenditure Notes: 1. The Dividends figure for 2018/19 has been restated at £1,618 million (from £1,610 million) to reflect the actual value of dividends paid. 2. Percentage increase/decrease of the costs between years is shown. Performance graph This chart shows National Grid plc’s 10-year annual Total Shareholder Return (TSR) performance against the FTSE 100 Index since 31 March 2010 and illustrates the growth in value of a notional £100 holding invested in National Grid on 31 March 2010, compared with the same invested in the FTSE 100 index. The FTSE 100 Index has been chosen because it is the widely recognised performance benchmark for large companies in the UK. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date. It assumes dividends are reinvested. Total shareholder return 300 275.28 Key: 250.68 242.74 250 233.89 National Grid plc 201.09 203.31 FTSE 100 Index 200 180.95 154.46 150 125.70 179.40 106.04 168.68 168.88 100.00 135.73 145.92 149.60 100 127.05 135.58 100.00 107.30 111.65 50 0 31/03/10 31/03/11 30/03/12 29/03/13 31/03/14 31/03/15 31/03/16 31/03/17 30/03/18 29/03/19 31/03/20 Data source: DataStream Chief Executive’s pay in the last ten financial years Steve Holliday was CEO throughout the six-year period from 2010/11 to 2015/16. John Pettigrew became CEO on 1 April 2016. Steve Holliday John Pettigrew 2010/11 2011/12 2012/13 2013/14 2014/15 2015/16 2016/17 2017/18 2018/19 2019/20 Single total figure of remuneration (£’000) 3,738 3,539 3,170 4,801 4,845 5,151 4,623 3,648 4,651 5,322 Single total figure of remuneration including only 2014 LTPP (£’000) 3,931 APP (proportion of maximum awarded) 81.33% 68.67% 55.65% 77.94% 94.80% 94.60% 73.86% 82.90% 84.20% 70.58% PSP/LTPP (proportion of maximum vesting) 65.15% 49.50% 25.15% 76.20% 55.81% 63.45% 90.41% 85.20% 84.20% 84.90% Notes: Single total figure 2019/20: The figure for 2019/20 for John Pettigrew is explained in the single total figure of remuneration table for Executive Directors. Single total figure 2018/19: The figure for 2018/19 has been restated to reflect actual share price at 1 July 2019, consistent with comparative figures shown in this year’s single total figure of remuneration table. 2014 LTPP: The 2016/17 single total figure of remuneration includes both the 2013 LTPP award and the 2014 LTPP award due to a change in the vesting period of three years to four years between the 2013 LTPP and 2014 LTPP. PSP/LTPP plans: Prior to 2014, LTPP awards were made under a different LTI framework which incorporated a four-year performance period for the RoE element of the awards. The last award under this framework was made in 2013 and was fully vested in 2017. Awards made from 2014 are subject to a three-year performance period. The first of these awards vested in 2017. 104

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Directors’ Remuneration Report Statement of implementation of remuneration policy in 2019/20 continued Percentage change in CEO’s remuneration The table below shows how the percentage change in the CEO’s salary, benefits and APP between 2018/19 and 2019/20 compares with the percentage change in the average of each of those components of remuneration for non-union employees in the UK and the US. The Committee views this group as the most appropriate comparator group, as this group excludes employees represented by trade unions whose pay and benefits are negotiated with each individual union, each with their own pay structure. Salary Taxable benefits APP 2019/20 2018/19 2019/20 2018/19 2019/20 2018/19 £’000 £’000 Change £’000 £’000 Change £’000 £’000 Change John Pettigrew 1,017 944 7.7% 116 94 23.4% 897 994 -9.8% Non-union employees (average increase/decrease) 3.6% -1.3% -5.9% Notes: Non-union employees: The population is not a constant comparator group due to external hires, promotions and attrition between years. Calculating the APP change comparing employees that were employed throughout the period results in a 0.35% change. The result is impacted also by the proportion of new employees that have not accrued a ‘full year’ of APP payout and changes in business results which this year drive in particular a lower APP payout for our US business versus last year. Pay data for US employees have been converted at $1.2868:£1. CEO pay ratio We have disclosed our CEO pay ratios comparing the CEO single total figure of remuneration to the equivalent pay for the lower quartile, median and upper quartile UK employees (calculated on a full-time equivalent basis) in accordance with the Companies (Miscellaneous Reporting) Regulations 2018 (as amended), which formally apply to National Grid from this reporting year, 2019/20. We disclosed these ratios on a voluntary basis last year for 2018/19. UK Group-wide 25th percentile Median 75th percentile Median Year Method pay ratio pay ratio pay ratio pay ratio 2018/19 – voluntary Option A 96:1 76:1 58:1 48:1 2019/20 Option A 111:1 86:1 66:1 53:1 The comparison with UK employees is specified by the regulations. US employees represent approximately 73% of our total employees. Our median pay ratio on a Group-wide basis is 53:1, calculated on the same basis as the UK pay ratios and an exchange rate of $1.2868:£1. Salaries at 31 March 2020 and estimated performance-based annual payments for 2019/20 have been annualised to reflect full-time equivalents. Performance payments have not been further adjusted to compensate where new employees have not completed a full performance year. The CEO pay ratio has increased from 76:1 to 86:1 at the median. The CEO single total figure of remuneration has increased by approximately 17% versus last year and this increase is driven predominantly by an approximate 25% increase in estimated LTPP vesting value. Increases in salary, benefits in kind and pensions as a result of the increase to base salary are broadly offset by an approximate reduction of 11% in 2019/20 APP payout for the CEO. Excluding LTPP the total pay and benefits for the CEO has increased by 0.8% whilst the total pay and benefits for the reference employee at the median has increased by 2.4%, compared with last year. Excluding estimated 2017 LTPP vesting, our UK median pay ratio is the same as last year at 38:1 and on a Group basis has marginally reduced to 23:1 this year compared with 24:1 last year. The lower Group median pay ratio versus the UK reflects the higher labour cost in the US versus the UK, which is further influenced by the US locations in which we operate which have even higher labour costs than the US on average. The ratio of the pay of our Executive Director, UK, to the median UK employee is 41:1 and excluding the estimated 2017 LTPP vesting is 18:1. This year the 2017 LTPP vesting represents some 56% of the CEO’s single total figure of remuneration. However, only 2% of UK-based employees will receive an estimated 2017 LTPP vest in our pay ratio calculations, and all of these employees are in the upper quartile of our ranked list and so are not selected as a 75th percentile (or below) reference employee. Removing the impact of 2017 LTPP vesting in our calculations results in lower ratios, for the reference employees of 49:1, 38:1 and 29:1 at the 25th, 50th and 75th percentiles respectively and these ratios are the same as last year. As employees advance through the Group, there will be the opportunity to receive higher rewards commensurate with increased accountability and market practice. The regulations require the total pay and benefits and the salary component of total pay and benefits for this year to be set out as follows: Total pay & Pay data 2019/20 Base salary benefits CEO remuneration £1,016,752 £5,321,735 UK employee 25th percentile £34,521 £47,8 49 UK employee 50th percentile £51,149 £61,842 UK employee 75th percentile £60,913 £80,614 Flexibility is provided to adopt one of three methods for calculating the ratios. We have chosen Option A, which is a calculation based on the pay of all UK employees on a full-time equivalent basis, as this option is considered to be more statistically robust. The ratios are based on total pay and benefits inclusive of short-term and long-term incentives applicable for the respective financial year 1 April – 31 March. The reference employees at the 25th, 50th and 75th percentile have been determined by reference to pay and benefits as at the last day of the respective financial year, 31 March, though estimates have been used for the respective APP payouts and performance outturns of the LTPP and dividend equivalents. 105

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance Directors’ Remuneration Report continued Statement of implementation of remuneration policy in 2019/20 continued All employees are eligible for a performance-based annual payment. Our principles for pay setting and progression in our wider workforce are the same as for our executives – mid-market approach to total reward, being sufficiently competitive to attract and retain high-calibre individuals without over-paying and providing the opportunity for individual development and career progression. The pay ratios reflect how remuneration arrangements differ, as accountability increases for more senior roles within the organisation, and in particular the ratios reflect the weighting towards long-term value creation and alignment with shareholder interests for the CEO. We are satisfied that the median pay ratio reported this year is consistent with our wider pay, reward and progression policies for employees. The median reference employee falls within our collectively bargained employee population and has the opportunity for annual pay increases, annual performance payments and career progression and development opportunities. The Committee’s activities during the year Meeting Main areas of discussion April 2018/19 individual objectives scoring for Executive Committee Approval of 2019/20 Objectives for Executive Committee Discussion on 2018/19 expected incentive plan outturns May 2018/19 APP financial outturns and confirmation of awards for Executive Committee Discussion on expected 2016 LTPP outturns Annual salary review and LTPP proposals for Executive Committee Approval of 2019/20 APP financial metrics Review and approval of Chairman’s fees November (two meetings) Performance update for outstanding LTPP awards Review of gender and ethnicity pay gaps Items related to Executive Committee appointments Leaving arrangements for Executive Director, US Debrief of AGM season and remuneration trends Review of pensions arrangements for Executive Committee March Market data review for Executive Committee remuneration and initial proposals for base salary increases First review of 2019/20 individual objectives of Executive Committee Item related to new Executive Committee appointment Advisors to the Remuneration Committee The Committee received advice during 2019/20 from independent consultants Willis Towers Watson. Willis Towers Watson was selected by the Committee to become its independent advisor from 23 October 2017 following a competitive tendering process. Willis Towers Watson is a member of the Remuneration Consultants Group and has signed up to that group’s code of conduct. The Committee is satisfied that any potential conflicts were appropriately managed. Work undertaken by Willis Towers Watson in its role as independent advisor to the Committee has included providing market information for the Executive Directors and other senior employees and for governance matters. This work has incurred fees of £57,488 incurred on the basis of time charged to perform services and deliverables. The Committee reviews the objectivity and independence of the advice it receives from its advisors each year. It is satisfied that Willis Towers Watson provided credible and professional advice. Willis Towers Watson also provided general and technical remuneration services in relation to employees below Board and Group Executive Committee level. The Committee considers the views of the Chairman on the performance and remuneration of the CEO, and of the CEO on the performance and remuneration of the other members of the Executive Committee. The Committee is also supported by the Group General Counsel and Company Secretary, who acts as Secretary to the Committee, the Chief Human Resources Officer, the HR Director – Reward; and, as required, the Group Head of Pensions and Group Financial Controller. No other advisors have provided significant services to the Committee in the year. Voting on Directors’ Remuneration Policy adopted at the 2019 AGM The voting figures shown refer to votes cast at the 2019 AGM and represent 63.86% of the issued share capital. In addition, shareholders holding 28.6 million shares abstained. For Against Number of votes 2,116,131,831 64,718,198 Proportion of votes 97.03% 2.97% Voting on 2018/19 Directors’ Remuneration Report at the 2019 AGM The voting figures shown refer to votes cast at the 2019 AGM (in respect of the prior remuneration policy adopted in 2017) and represent 63.71% of the issued share capital. In addition, shareholders holding 33.8 million shares abstained. For Against Number of votes 2,100,158,370 75,482,807 Proportion of votes 96.53% 3.47% 106

National Grid plc Annual Report and Accounts 2019/20 Corporate Governance | Directors’ Remuneration Report How our remuneration policy will be implemented in 2020/21 The remuneration policy adopted at the 2019 AGM will be implemented during 2020/21 as described below. Salary Salary increases will normally be in line with the increase awarded to other employees in the UK and US, subject to performance. Higher salary increases may also be awarded for a change in responsibility. Additionally, in line with the policy on recruitment remuneration, salaries for new directors may be set below market level initially and aligned to market level over time (provided the increase is merited by the individual’s contribution and performance). As explained in the Remuneration Committee Chair’s Statement, for 2020/21 a salary increase for Andy Agg will be awarded and this will be effective from July in line with the rest of the workforce. Salary increases for John Pettigrew and Nicola Shaw will not be awarded at this time. From 1 July 2020 From 1 June 2019 Increase Andy Agg £633,675 £595,000 6.5% John Pettigrew £1,029,461 £1,029,461 0% Nicola Shaw £561,524 £561,524 0% Pensions The remuneration policy approved at the July 2019 AGM stated that new appointments would receive contributions of up to 20% of base salary. In addition to this, John Pettigrew and Nicola Shaw agreed progressive reductions from 30% to 20% of base salary. Implementation of this agreement is now underway and effective 1 April 2020, cash in lieu of pension contributions for each of John Pettigrew and Nicola Shaw have reduced to 26.7% and further reductions to 23.4% and then 20.0% will take place at 1 April 2021 and 1 April 2022 respectively. Andy Agg already receives the approved policy maximum of 20%. Further to the 2019 AGM the Committee agreed in November 2019 that newly appointed Executive Directors will receive annual contributions of up to 12% of basic salary for the DC pension scheme, or cash supplement in lieu. Further discussions on pension contributions will be conducted as part of the 2021 Directors’ Remuneration Policy review. APP measures for 2020/21 Due to the uncertainty in the context of COVID-19, the Committee has opted not to finalise financial measures, associated weightings or targets at this time but intends to do so as soon as practicable. APP targets are considered commercially sensitive and consequently will be disclosed in the 2020/21 Directors’ Remuneration Report. Performance measures for LTPP to be awarded in 2020 Due to the uncertainty in the context of COVID-19, the Committee has opted not to finalise the targets for the 2020 LTPP financial measures. The weightings for these measure are Group RoE (16.67%) and Group Value Growth (83.33%). Group RoE will be measured over the first year of the three-year performance period and Group Value Growth will be measured over the entire three-year performance period, determining 1/6th and 5/6ths of the total vesting outcome for the 2020 LTPP, respectively. LTPP awards are expected to be made later in the year and will be based on 1 July 2020 salaries. Fees for NEDs Therese Esperdy was appointed as Non-executive Director to the National Grid USA Board in 2015 with an annual fee of £25,000 in addition to her current NED fees. We will not be increasing the Chairman’s fee or other NED fees at this time. Fees effective from 1 June 2019 remain unchanged and are set out in the table below. From 1 June 2019 From 1 June 2019 Role £’000 Role £’000 Chairman 540.2 Committee membership fee 10.8 Senior Independent Director 23.1 Chair Audit Committee 31.2 Board fee (UK-based) 69.5 Chair Remuneration Committee 31.2 Board fee (US-based) 82.1 Chair (other Board Committees) 23.9 The Directors’ Remuneration Report has been approved by the Board and signed on its behalf by: Jonathan Dawson Committee Chairman 17 June 2020 107

National Grid plc Annual Report and Accounts 2019/20 3. Financial Statements Directors’ statement and independent Note 34 – Subsidiary undertakings, auditor’s reports joint ventures and associates 196 Statement of Directors’ responsibilities 109 Note 35 – Sensitivities 201 Independent auditor’s report 110 Note 36 – Additional disclosures in respect of guaranteed securities 203 Consolidated financial statements Note 37 – Transition to new under IFRS accounting standards 203 Primary statements Note 38 – Acquisition of Geronimo Energy LLC and Consolidated income statement 121 Emerald Energy Venture LLC 208 Consolidated statement Note 39 – Post balance sheet events 208 of comprehensive income 123 Consolidated statement of changes in equity 124 Consolidated statement of financial position 125 Consolidated cash flow statement 126 Notes to the consolidated financial statements – analysis of items in the primary statements Note 1 – Basis of preparation and recent accounting developments 127 Note 2 – Segmental analysis 130 Note 3 – Revenue 132 Note 4 – Operating costs 135 Note 5 – Exceptional items and remeasurements 137 Note 6 – Finance income and costs 140 Note 7 – Tax 141 Note 8 – Earnings per share (EPS) 145 Note 9 – Dividends 146 Note 10 – Discontinued operations and assets held for sale 147 Note 11 – Goodwill 148 Note 12 – Other intangible assets 149 Note 13 – Property, plant and equipment 150 Note 14 – Other non-current assets 152 Note 15 – Financial and other investments 153 Note 16 – Investments in joint ventures and associates 154 Company financial statements Note 17 – Derivative financial instruments 156 under FRS 101 Note 18 – Inventories and current intangible assets 158 Basis of preparation Note 19 – Trade and other receivables 159 Company accounting policies 209 Note 20 – Cash and cash equivalents 160 Note 21 – Borrowings 161 Primary statements Note 22 – Trade and other payables 163 Company balance sheet 211 Note 23 – Contract liabilities 164 Company statement of changes in equity 212 Note 24 – Other non-current liabilities 164 Notes to the Company financial Note 25 – Pensions and other statements post-retirement benefits 165 Note 1 – Fixed asset investments 213 Note 26 – Provisions 174 Note 2 – Debtors 213 Note 27 – Share capital 176 Note 3 – Creditors 214 Note 28 – Other equity reserves 177 Note 4 – Derivative financial instruments 214 Note 29 – Net debt 178 Note 5 – Investments 214 Notes to the consolidated financial Note 6 – Borrowings 215 statements – supplementary information Note 7 – Share capital 215 Note 30 – Commitments Note 8 – Shareholders’ equity and contingencies 181 and reserves 215 Note 31 – Related party transactions 182 Note 9 – Parent Company guarantees 215 Note 32 – Financial risk management 182 Note 10 – Audit fees 215 Note 33 – Borrowing facilities 195 108

National Grid plc Annual Report and Accounts 2019/20 Financial Statements Statement of Directors’ responsibilities The Directors are responsible for preparing the Annual Report and Each of the Directors, whose names and functions are listed on Accounts, including the Group financial statements and the Parent pages 66 – 67, confirms that: Company financial statements in accordance with applicable law • to the best of their knowledge, the Group financial statements and regulations. and the Parent Company financial statements, which have been prepared in accordance with IFRSs as issued by the IASB and Company law requires the Directors to prepare financial statements for IFRS as adopted by the European Union and UK GAAP FRS 101 each financial year. Under that law the Directors are required to prepare respectively, give a true and fair view of the assets, liabilities, the Group financial statements in accordance with International Financial financial position and profit of the Company on a consolidated and Reporting Standards (IFRSs) as adopted by the European Union and individual basis; Article 4 of the IAS Regulation and have elected to prepare the Parent • to the best of their knowledge, the Strategic Report contained in Company financial statements in accordance with United Kingdom the Annual Report and Accounts includes a fair review of the Generally Accepted Accounting Practice (United Kingdom Accounting development and performance of the business and the position of Standards and applicable law), including FRS 101 ‘Reduced Disclosure the Company on a consolidated and individual basis, together with a Framework’. Under company law, the Directors must not approve the description of the principal risks and uncertainties that it faces; and accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of the profit • they consider that the Annual Report and Accounts, taken as a or loss of the Group and Parent Company for that period. whole, are fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s In preparing the Group financial statements, International Accounting position and performance, business model and strategy. Standard 1 requires that Directors: This Responsibilities Statement was approved by the Board and signed • properly select and apply accounting policies; on its behalf. • present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable Directors’ Report information; The Directors’ Report, prepared in accordance with the requirements • provide additional disclosures when compliance with the specific of the Companies Act 2006 and the UK Listing Authority’s Listing Rules, requirements in IFRSs are insufficient to enable users to understand and Disclosure Rules and Transparency Rules, comprising pages 1 – 107 the impact of particular transactions, other events and conditions and 216 – 252, was approved by the Board and signed on its behalf. on the entity’s financial position and financial performance; and • make an assessment of the Group’s ability to continue as a Strategic Report going concern. The Strategic Report, comprising pages 1 – 62, was approved by the In preparing the Parent Company financial statements, the Directors are Board and signed on its behalf. required to: By order of the Board • select suitable accounting policies and then apply them consistently; • make judgments and accounting estimates that are reasonable and prudent; • state whether applicable UK Accounting Standards have been Alison Kay followed, subject to any material departures disclosed and explained Group General Counsel in the financial statements; and & Company Secretary • prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue 17 June 2020 in business. Company number: 4031152 The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and Parent Company on a consolidated and individual basis, and to enable them to ensure that the Group financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Parent Company and its subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Having made the requisite enquiries, so far as the Directors in office at the date of the approval of this Report are aware, there is no relevant audit information of which the auditors are unaware and each Director has taken all reasonable steps to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information. 109

National Grid plc Annual Report and Accounts 2019/20 Financial Statements Intentionally left blank 110

National Grid plc Annual Report and Accounts 2019/20 Financial Statements | Independent auditor’s report Intentionally left blank 111

National Grid plc Annual Report and Accounts 2019/20 Financial Statements Intentionally left blank 112

National Grid plc Annual Report and Accounts 2019/20 Financial Statements | Independent auditor’s report Intentionally left blank 113

National Grid plc Annual Report and Accounts 2019/20 Financial Statements Intentionally left blank 114

National Grid plc Annual Report and Accounts 2019/20 Financial Statements | Independent auditor’s report Intentionally left blank 115

National Grid plc Annual Report and Accounts 2019/20 Financial Statements Intentionally left blank 116

National Grid plc Annual Report and Accounts 2019/20 Financial Statements | Independent auditor’s report Intentionally left blank 117

National Grid plc Annual Report and Accounts 2019/20 Financial Statements Intentionally left blank 118

National Grid plc Annual Report and Accounts 2019/20 Financial Statements | Independent auditor’s report Intentionally left blank 119

National Grid plc Annual Report and Accounts 2019/20 Financial Statements Intentionally left blank 120

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Consolidated income statement
for the years ended 31 March

2020	Notes	£m

Continuing operations
Revenue	2(a),3	14,540
Provision for bad and doubtful debts	4	(234)
Other operating costs	4,5	(11,526)
Operating profit/(loss)	2(b)	2,780
Finance income	5,6	54
Finance costs	5,6	(1,167)
Share of post-tax results of joint ventures and associates	5,16	87
Profit/(loss) before tax	2(b),5	1,754
Tax	5,7	(480)
Profit/(loss) after tax from continuing operations	5	1,274
Profit/(loss) after tax from discontinued operations	10	(9)
Total profit/(loss) for the year (continuing and discontinued)		1,265
Attributable to:
Equity shareholders of the parent		1,264
Non-controlling interests from continuing operations		1
Earnings per share (pence)
Basic earnings per share (continuing)	8	36.8
Diluted earnings per share (continuing)	8	36.6
Basic earnings per share (continuing and discontinued)	8	36.5
Diluted earnings per share (continuing and discontinued)	8	36.3

2019	Notes	£m

Continuing operations
Revenue	2(a),3	14,933
Provision for bad and doubtful debts	4	(181)
Other operating costs	4,5	(11,882)
Operating profit/(loss)	2(b)	2,870
Finance income	5,6	88
Finance costs	5,6	(1,157)
Share of post-tax results of joint ventures and associates	10,16	40
Profit/(loss) before tax	2(b),5	1,841
Tax	5,7	(339)
Profit/(loss) after tax from continuing operations	5	1,502
Profit/(loss) after tax from discontinued operations	10	12
Total profit/(loss) for the year (continuing and discontinued)		1,514
Attributable to:
Equity shareholders of the parent		1,511
Non-controlling interests from continuing operations		3
Earnings per share (pence)
Basic earnings per share (continuing)	8	44.3
Diluted earnings per share (continuing)	8	44.1
Basic earnings per share (continuing and discontinued)	8	44.6
Diluted earnings per share (continuing and discontinued)	8	44.4

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Consolidated income statement
for the years ended 31 March continued

2018	Notes	£m

Continuing operations
Revenue	2(a)	15,250
Provision for bad and doubtful debts	4	(36)
Other operating costs	4,5	(11,721)
Operating profit	2(b)	3,493
Finance income	6	127
Finance costs	5,6	(1,009)
Share of post-tax results of joint ventures and associates	10	49
Profit before tax	2(b),5	2,660
Tax	5,7	889
Profit after tax from continuing operations	5	3,549
Profit/(loss) after tax from discontinued operations	10	2
Total profit for the year (continuing and discontinued)		3,551
Attributable to:
Equity shareholders of the parent		3,550
Non-controlling interests from continuing operations		1
Earnings per share (pence)
Basic earnings per share (continuing)	8	102.5
Diluted earnings per share (continuing)	8	102.1
Basic earnings per share (continuing and discontinued)	8	102.6
Diluted earnings per share (continuing and discontinued)	8	102.1

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Consolidated statement of comprehensive income
for the years ended 31 March

		2020	2019	2018
	Notes	£m	£m	£m
Profit after tax from continuing operations		1,274	1,502	3,549
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement (losses)/gains on pension assets and post-retirement benefit obligations	25	(724)	68	1,313
Net losses on equity instruments designated at fair value through other comprehensive income		(9)	—	—
Net (losses)/gains on financial liability designated at fair value through profit and loss attributable to changes in own credit risk		(3)	7	—
Net losses in respect of cash flow hedging of capital expenditure		(17)	(13)	—
Tax on items that will never be reclassified to profit or loss	7	212	(15)	(530)
Total items from continuing operations that will never be reclassified to profit or loss		(541)	47	783
Items from continuing operations that may be reclassified subsequently to profit or loss:
Exchange adjustments		551	347	(505)
Net (losses)/gains in respect of cash flow hedges		(128)	(40)	16
Net losses in respect of cost of hedging		(78)	(66)	—
Net losses on available-for-sale investments		—	—	(30)
Transferred to profit or loss on sale of available-for-sale investments		—	—	(73)
Net (losses)/gains on investment in debt instruments measured at fair value through other comprehensive income		(15)	2	—
Share of other comprehensive (losses)/income of associates, net of tax		(5)	1	—
Tax on items that may be reclassified subsequently to profit or loss	7	35	12	33
Total items from continuing operations that may be reclassified subsequently to profit or loss		360	256	(559)
Other comprehensive (loss)/income for the year, net of tax from continuing operations		(181)	303	224
Other comprehensive income for the year, net of tax from discontinued operations¹	10	6	36	147
Other comprehensive (loss)/income for the year, net of tax		(175)	339	371
Total comprehensive income for the year from continuing operations		1,093	1,805	3,773
Total comprehensive (loss)/income for the year from discontinued operations	10	(3)	48	149
Total comprehensive income for the year		1,090	1,853	3,922
Attributable to:
Equity shareholders of the parent
From continuing operations		1,091	1,801	3,773
From discontinued operations		(3)	48	149
		1,088	1,849	3,922
Non-controlling interests
From continuing operations		2	4	—

1.	The other comprehensive income from discontinued operations relates to the items of other comprehensive income of Cadent (investment through Quadgas HoldCo Limited). Refer to note 10 for details.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Consolidated statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves[1] £m	Total shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 31 March 2017	449	1,324	22,582	(3,987)	20,368	16	20,384
Profit for the year	—	—	3,550	—	3,550	1	3,551
Other comprehensive income/(loss) for the year	—	—	925	(553)	372	(1)	371
Total comprehensive income/(loss) for the year	—	—	4,475	(553)	3,922	—	3,922
Equity dividends	—	—	(4,487)	—	(4,487)	—	(4,487)
Scrip dividend-related share issue²	3	(3)	—	—	—	—	—
Purchase of treasury shares	—	—	(1,017)	—	(1,017)	—	(1,017)
Issue of treasury shares	—	—	33	—	33	—	33
Purchase of own shares	—	—	(5)	—	(5)	—	(5)
Share-based payments	—	—	16	—	16	—	16
Tax on share-based payments	—	—	2	—	2	—	2
At 31 March 2018 (as previously reported)	452	1,321	21,599	(4,540)	18,832	16	18,848
Impact of transition to IFRS 9 and IFRS 15	—	—	(268)	72	(196)	—	(196)
At 1 April 2018 (as restated)	452	1,321	21,331	(4,468)	18,636	16	18,652
Profit for the year	—	—	1,511	—	1,511	3	1,514
Other comprehensive income for the year	—	—	89	249	338	1	339
Total comprehensive income for the year	—	—	1,600	249	1,849	4	1,853
Equity dividends	—	—	(1,160)	—	(1,160)	—	(1,160)
Scrip dividend-related share issue²	6	(7)	—	—	(1)	—	(1)
Issue of treasury shares	—	—	18	—	18	—	18
Purchase of own shares	—	—	(2)	—	(2)	—	(2)
Share-based payments	—	—	27	—	27	—	27
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	(18)	(18)	—	(18)
At 1 April 2019	458	1,314	21,814	(4,237)	19,349	20	19,369
Profit for the year	—	—	1,264	—	1,264	1	1,265
Other comprehensive (loss)/income for the year	—	—	(509)	333	(176)	1	(175)
Total comprehensive income for the year	—	—	755	333	1,088	2	1,090
Equity dividends	—	—	(892)	—	(892)	—	(892)
Scrip dividend-related share issue²	12	(13)	—	—	(1)	—	(1)
Issue of treasury shares	—	—	17	—	17	—	17
Purchase of own shares	—	—	(6)	—	(6)	—	(6)
Share-based payments	—	—	19	—	19	—	19
Tax on share-based payments	—	—	3	—	3	—	3
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	(15)	(15)	—	(15)
At 31 March 2020	470	1,301	21,710	(3,919)	19,562	22	19,584

1.	For further details of other equity reserves, see note 28.

2.	Included within the share premium account are costs associated with scrip dividends.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Consolidated statement of financial position
as at 31 March

		2020	2019
	Notes	£m	£m
Non-current assets
Goodwill	11	6,233	5,869
Other intangible assets	12	1,295	1,084
Property, plant and equipment	13	48,770	43,913
Other non-current assets	14	354	264
Pension assets	25	1,849	1,567
Financial and other investments	15	543	667
Investments in joint ventures and associates	16	995	608
Derivative financial assets	17	1,249	1,045
Total non-current assets		61,288	55,017
Current assets
Inventories and current intangible assets	18	549	370
Trade and other receivables	19	2,986	3,153
Current tax assets		102	126
Financial and other investments	15	1,998	1,981
Derivative financial assets	17	93	108
Cash and cash equivalents	20	73	252
Assets held for sale	10	—	1,956
Total current assets		5,801	7,946
Total assets		67,089	62,963
Current liabilities
Borrowings	21	(4,072)	(4,472)
Derivative financial liabilities	17	(380)	(350)
Trade and other payables	22	(3,602)	(3,769)
Contract liabilities	23	(76)	(61)
Current tax liabilities		(86)	(161)
Provisions	26	(348)	(316)
Total current liabilities		(8,564)	(9,129)
Non-current liabilities
Borrowings	21	(26,722)	(24,258)
Derivative financial liabilities	17	(954)	(833)
Other non-current liabilities	24	(891)	(808)
Contract liabilities	23	(1,082)	(933)
Deferred tax liabilities	7	(4,184)	(3,965)
Pensions and other post-retirement benefit obligations	25	(2,802)	(1,785)
Provisions	26	(2,306)	(1,883)
Total non-current liabilities		(38,941)	(34,465)
Total liabilities		(47,505)	(43,594)
Net assets		19,584	19,369
Equity
Share capital	27	470	458
Share premium account		1,301	1,314
Retained earnings		21,710	21,814
Other equity reserves	28	(3,919)	(4,237)
Total shareholders’ equity		19,562	19,349
Non-controlling interests		22	20
Total equity		19,584	19,369
The consolidated financial statements set out on pages 121 to 208 were approved by the Board of Directors on 17 June 2020 and were signed on its behalf by:
Sir Peter Gershon Chairman
Andy Agg Chief Financial Officer
National Grid plc
Registered number: 4031152

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Consolidated cash flow statement
for the years ended 31 March

		2020	2019	2018
	Notes	£m	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	2,780	2,870	3,493
Adjustments for:
Depreciation, amortisation and impairment²		1,640	1,725	1,530
Share-based payments		19	27	16
Changes in working capital²		394	(36)	108
Changes in provisions²		198	18	(206)
Changes in pensions and other post-retirement benefit obligations		(117)	(140)	(239)
Cash generated from operations – continuing operations		4,914	4,464	4,702
Tax (paid)/recovered		(199)	(75)	8
Net cash inflow from operating activities – continuing operations		4,715	4,389	4,710
Net cash used in operating activities – discontinued operations	10	(97)	(71)	(207)
Cash flows from investing activities
Acquisition of financial investments		(108)	(89)	(2)
Acquisition of Geronimo and Emerald	38	(139)	—	—
Investments in joint ventures and associates		(82)	(143)	(129)
Loans to joint ventures and associates		—	(31)	(68)
Disposal of financial investments		63	18	134
Disposal of 61% interest in UK Gas Distribution		—	—	(20)
Disposal of interests in Quadgas HoldCo Limited	10	1,965	—	—
Purchases of intangible assets		(317)	(306)	(173)
Purchases of property, plant and equipment		(4,583)	(3,635)	(3,738)
Disposals of property, plant and equipment		68	38	10
Dividends received from joint ventures and associates		75	68	69
Interest received		73	68	30
Net movements in short-term financial investments		7	822	5,953
Net movements in derivatives¹		(223)	(412)	330
Net cash flow (used in)/from investing activities – continuing operations		(3,201)	(3,602)	2,396
Net cash flow used in investing activities – discontinued operations	10	6	156	171
Cash flows from financing activities
Purchase of treasury shares		—	—	(1,017)
Proceeds from issue of treasury shares		16	17	33
Purchase of own shares		(6)	(2)	(5)
Proceeds received from loans	29(c)	4,218	2,932	1,941
Repayment of loans	29(c)	(3,253)	(1,969)	(2,156)
Payments of lease liabilities	29(c)	(121)	(70)	(71)
Net movements in short-term borrowings	29(c)	(424)	179	(764)
Net movements in derivatives¹	29(c)	(187)	35	(267)
Interest paid	29(c)	(957)	(914)	(853)
Dividends paid to shareholders		(892)	(1,160)	(4,487)
Net cash flow used in financing activities – continuing operations		(1,606)	(952)	(7,646)
Net cash flow (used in)/from financing activities – discontinued operations	10	—	—	(231)
Net decrease in cash and cash equivalents	29(a)	(183)	(80)	(807)
Exchange movements		4	3	(3)
Cash and cash equivalents at start of year		252	329	1,139
Cash and cash equivalents at end of year	20	73	252	329

1.
Certain derivative balances have been represented for all periods presented to reflect a reclassification from financing activities to investing activities to reflect a change in accounting policy (see note 1 for details).

2. For 2020, we have ceased to present exceptional items and remeasurements separately on the face of the consolidated income statement. For the purposes of presenting the consolidated cash flow statement, we accordingly no longer present either a non-cash adjustment to add back exceptional items and remeasurements, or cash flows relating to operating exceptional items as a separate line item. For the purposes of re-presenting comparative cash flow financial information on a comparable basis, we have accordingly reclassified amounts previously disclosed within these categories as follows: 2019: Net impact of cash flows relating to exceptional items of £172 million: comprising a £137 million increase in depreciation, amortisation and impairment, a £76 million decrease to changes in working capital, a £128 million increase in changes in provisions and a £17 million decrease in pensions and other post-retirement obligations. 2018: Net impact of cash flows relating to exceptional items of £10 million: reflected as a £10 million decrease to changes in working capital.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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

This section also shows areas of judgement and key sources of estimation uncertainty in these financial statements. In addition, we have summarised new International Accounting Standards Board (IASB) accounting standards, amendments and interpretations and whether these are effective for this year end or in later years, explaining how significant changes are expected to affect our reported results.

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
These consolidated financial statements were approved for issue by the Board on 17 June 2020.
These consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations as issued by the IASB and IFRS as adopted by the EU. They are prepared on the basis of all IFRS accounting standards and interpretations that are mandatory for periods ended 31 March 2020 and in accordance with the Companies Act 2006 applicable to companies reporting under IFRS and Article 4 of the EU IAS Regulation. The comparative financial information has also been prepared on this basis.
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

A. Going concern
As at the date of approving these financial statements, the impact of COVID-19 on the Group’s operations is continually being assessed and subject to rapid change. The Directors have assessed the principal risks, including by modelling both a base case and a reasonable worst case scenario. The reasonable worst-case scenario covers the cash flow impact associated with an extended lockdown for a period of 12 months across both the UK and US. The main cash flow impacts identified in the reasonable worst-case scenario are:

•	a significant reduction in cash collections over an extended 12-month period driven by lower customer demand and increased bad debt in our US businesses;

•	additional working capital required to fund payment term extensions and charge deferrals in the UK electricity market, intended to help customers and end-user consumers;

•	one-off increases in other costs such as cleaning, safety equipment and IT; offset by

◦	a reduction in non-essential capital expenditure across the Group driven by increased absenteeism, supply chain issues and difficulty in accessing sites; and

◦	a reduction in discretionary spend across all areas (e.g. recruitment, travel and consultancy spend).
As part of their analysis, the Board also considered the following potential levers at their discretion to improve the position identified by the reasonable worst-case scenario in the event that the debt capital markets are not accessible:

•	further significant changes in the phasing of the Group’s capital programme with elements of non-essential works and programmes delayed beyond June 2021;

•	a number of further reductions in operating expenditure across the Group primarily related to workforce cost reductions in both the UK and the US; and

•	the payment of dividends to shareholders.
Having considered the reasonable worst-scenario and further levers at the Board’s discretion, the Group continues to have headroom against the Group’s committed facilities identified in note 33 to the financial statements.
In addition to the above, the ability to raise new financing was separately included in the analysis and the Directors noted the £0.9 billion debt issuances completed in April 2020 (disclosed in note 21 to the financial statements) as evidence of the Group’s ability to continue to have access to the debt capital markets if needed. Other factors considered by the Board as part of their Going Concern assessment included the potential impact of Brexit trade talks, the Group’s various ongoing rate case determinations in the UK and US alongside inherent uncertainties in cash flow forecasts (such as the impact of storms in our US business).
Based on the above, the Directors have concluded the Group is well placed to manage its financing and other business risks satisfactorily, and have a reasonable expectation that the Group will have adequate resources to continue in operation for at least 12 months from the signing date of these consolidated financial statements. They therefore consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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
C. Treatment of interests in Quadgas HoldCo Limited (Quadgas) – discontinued operations and held for sale
At the end of June 2019, we completed the disposal of our retained 39% interest in the UK Gas Distribution business (held through Quadgas) that was classified as held for sale. We have treated the results and cash flows of Quadgas as a discontinued operation in the consolidated income statement and consolidated cash flow statement. Refer to note 10 for further details.
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
Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are as follows:

•
the judgement that notwithstanding legislation enacted and targets established during the year ended 31 March 2020 committing the UK, New York State and Massachusetts to achieving net zero greenhouse gas emissions by 2050, these do not trigger a reassessment of the remaining useful economic lives of our gas network assets (see estimate below and note 13); and

•
following the legal separation of the Electricity System Operator on 1 April 2019, we concluded that the Electricity System Operator acts as an agent in respect of certain Transmission Network Use of Service revenues, principally those collected on behalf of the Scottish and Offshore transmission operators, as detailed in note 3.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

•	the valuation of liabilities for pensions and other post-retirement benefits (see note 25); and

•	the cash flows applied in determining the environmental provisions, in particular relating to three US Superfund sites (see note 26).
In light of the current ongoing impact of the COVID-19 pandemic, valuations of certain assets and liabilities are necessarily more subjective. In particular, two further areas of estimation uncertainty impacting the Group's position as at 31 March 2020 have been identified:

•	the valuation of certain pension assets, in particular unquoted equities, properties and diversified alternatives, in light of the volatile economic markets (see note 25); and

•	the recoverability of customer receivables, particularly in relation to US retail customers, in light of the suspension of debt collection activities and customer termination activities (see note 19).
In addition, we also highlight the estimates made regarding the useful economic lives of our gas network assets due to the length over which they are being depreciated, the potential for new and evolving technologies over that period, and the range of potential pathways for meeting net zero targets (see note 13 for details and sensitivity analysis).
In order to illustrate the impact that changes in assumptions for the valuation of pension assets and liabilities and cash flows for environmental provisions could have on our results and financial position, we have included sensitivity analyses in note 35. Information on what we believe a reasonably possible range of outcomes to be on recoverability of customer receivables are included in note 19.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

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

•
Cash flow statement: Following a review in the year, we have changed our accounting policy in relation to the presentation of derivatives in the cash flow statement, which has resulted in £412 million of cash outflows for 2019 and £330 million of cash inflows from 2018 to be presented as investing activities rather than financing activities. The reclassified cash flows are in relation to derivatives associated with our net investment hedges, and given they are designated in a hedge relationship, the Group has decided to present them together with the underlying hedged item rather than as part of our overall financing activities.

G. New IFRS accounting standards and interpretations effective for the year ended 31 March 2020
The Group adopted IFRS 16 ‘Leases’ with effect from 1 April 2019. We have applied the modified retrospective approach permitted in the standard whereby prior year comparatives have not been restated on adoption. Instead, any cumulative transition adjustments are reflected through reserves. Refer to note 37 for full details of the impact and transition adjustments arising on adoption.
The UK’s Financial Conduct Authority announced that LIBOR will cease to exist by the end of 2021, and will be replaced by alternative reference rates. In September 2019, the IASB amended IFRS 9 and IFRS 7 by issuing Interest Rate Benchmark Reform, which provides exceptions to specific hedge accounting requirements to ensure that hedging relationships are not considered to be modified as a result of the change in the reference rate. The amendments were endorsed in January 2020 for adoption in the EU. The Group early-adopted these changes to IFRS 9 and IFRS 7 with effect from 1 April 2019. There were no transition adjustments on adoption. Refer to note 32(e) for further details of the impact in the current period.
The Group has also adopted the following amendments to standards, which have had no material impact on the Group’s results or financial statement disclosure:

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’;

•	Amendments to IAS 28 ‘Investments in Associates – Long-term Interests in Associates and Joint Ventures’;

•	Annual Improvements to IFRS Standards 2015–2017 Cycle; and

•	Amendments to IAS 19 ‘Employee Benefits’.

H. New IFRS accounting standards and interpretations not yet adopted
The following new accounting standards and amendments to existing standards have been issued but are not yet effective:

•	IFRS 17 ‘Insurance Contracts’;

•	Amendments to IFRS 3 ‘Business Combinations’;

•	Amendments to the References to the Conceptual Framework;

•	Amendments to IAS 1 and IAS 8: Definition of material; and

•	Amendments to IAS 1 'Presentation of Financial Statements'.
The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact. The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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

The results of our three principal businesses are reported to the Board of Directors and are treated as reportable operating segments. The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission	The high-voltage electricity transmission networks in England and Wales and independent Great Britain system operator.
UK Gas Transmission	The high-pressure gas transmission networks in Great Britain and system operator in Great Britain.
US Regulated	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.
The UK Electricity Transmission segment also includes the independent Electricity System Operator (ESO). Although there is a separate governance structure (including a separate Executive Committee), the Board receives financial information on an aggregated UK Electricity Transmission basis, which includes the results of the ESO, and accordingly the ESO is included within the reportable segment.
National Grid Ventures (NGV) is our only other operating segment. It does not currently meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results are not required to be separately presented. Instead, NGV’s results are reported alongside the results of all other operating businesses on an aggregated basis as “NGV and Other”, with certain additional disclosure included in footnotes.
NGV represents our key strategic growth area outside our regulated core business in competitive markets across the US and the UK. The business comprises all commercial operations in metering, LNG at the Isle of Grain in the UK, electricity interconnectors and our new investments in Geronimo Energy LLC (Geronimo) and Emerald Energy Venture LLC (Emerald). Geronimo is a developer of wind and solar generation based in Minneapolis in the US. The acquisition is National Grid’s first ownership stake in wind generation and an expansion of our activities in solar generation.
Other activities that do not form part of any of the segments in the above table or NGV primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group’s investments in technology and innovation companies through National Grid Partners.
The segmental information is presented in relation to continuing operations only and therefore does not include the profits and losses relating to our interest in Quadgas for any period presented (see note 10).
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

	2020			2019			2018
	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m
Operating segments – continuing operations:
UK Electricity Transmission	3,702	(8)	3,694	3,351	(20)	3,331	4,154	(28)	4,126
UK Gas Transmission	927	(16)	911	896	(12)	884	1,091	(9)	1,082
US Regulated	9,205	—	9,205	9,846	—	9,846	9,272	—	9,272
NGV and Other¹	736	(6)	730	876	(4)	872	776	(6)	770
Total revenue from continuing operations	14,570	(30)	14,540	14,969	(36)	14,933	15,293	(43)	15,250

Split by geographical areas – continuing operations:
UK			5,282			5,045			5,938
US			9,258			9,888			9,312
			14,540			14,933			15,250

1.	Included within NGV and Other is £608 million (2019: £597 million; 2018: £593 million) of revenue relating to NGV.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

2. Segmental analysis continued
(b) Operating profit
A reconciliation of the operating segments’ measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 5.

	Before exceptional items and remeasurements			After exceptional items and remeasurements
	2020	2019	2018	2020	2019	2018
	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	1,320	1,015	1,041	1,316	778	1,041
UK Gas Transmission	348	303	487	347	267	487
US Regulated	1,397	1,724	1,698	880	1,425	1,734
NGV and Other[1,2]	242	400	231	237	400	231
Total operating profit from continuing operations	3,307	3,442	3,457	2,780	2,870	3,493

Split by geographical area – continuing operations:
UK	1,925	1,695	1,840	1,915	1,422	1,840
US	1,382	1,747	1,617	865	1,448	1,653
	3,307	3,442	3,457	2,780	2,870	3,493
Below we reconcile total operating profit from continuing operations to profit before tax from continuing operations. Total operating exceptional items and remeasurements of £527 million charge (2019: £572 million charge; 2018: £36 million gain) are detailed in note 5. This is comprised of a £4 million charge (2019: £237 million charge; 2018: £nil) attributable to UK Electricity Transmission; £1 million charge (2019: £36 million charge; 2018: £nil) to UK Gas Transmission; £517 million charge (2019: £299 million charge; 2018: £36 million gain) to US Regulated; and £5 million charge (2019: £nil; 2018: £nil) to NGV and Other.

Reconciliation to profit before tax:
Operating profit from continuing operations	3,307	3,442	3,457	2,780	2,870	3,493
Finance income	70	73	127	54	88	127
Finance costs	(1,119)	(1,066)	(1,128)	(1,167)	(1,157)	(1,009)
Share of post-tax results of joint ventures and associates	88	40	44	87	40	49
Profit before tax from continuing operations	2,346	2,489	2,500	1,754	1,841	2,660

1.
Included within NGV and Other is £269 million (2019: £263 million; 2018: £234 million) of operating profit before exceptional items and remeasurements and £268 million of operating profit after exceptional items and remeasurements (2019: £263 million; 2018: £234 million), relating to NGV.

2.	In 2019, NGV and Other included gains of £95 million in relation to cash received in respect of two legal settlements.
(c) Capital expenditure
Capital expenditure represents additions to property, plant and equipment and non-current intangibles but excludes additional investments in and loans to joint ventures and associates. In 2020, we transferred certain software assets and properties which are held outside the US rate base and operate for the benefit of our US Regulated businesses, that were previously included within the NGV and Other segment, to the US Regulated segment. See footnote 2.

	Net book value of property, plant and equipment and other intangible assets			Capital expenditure			Depreciation, amortisation and impairment
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	13,788	13,288	13,028	1,043	925	999	(469)	(628)	(475)
UK Gas Transmission	4,513	4,412	4,280	249	308	310	(171)	(181)	(194)
US Regulated²	29,623	24,542	20,953	3,228	2,650	2,424	(855)	(700)	(635)
NGV and Other[1,2]	2,141	2,755	2,491	559	438	341	(145)	(226)	(226)
Total from continuing operations	50,065	44,997	40,752	5,079	4,321	4,074	(1,640)	(1,735)	(1,530)

Split by geographical area – continuing operations:
UK	20,427	19,343	18,772	1,847	1,584	1,527	(784)	(931)	(804)
US	29,638	25,654	21,980	3,232	2,737	2,547	(856)	(804)	(726)
	50,065	44,997	40,752	5,079	4,321	4,074	(1,640)	(1,735)	(1,530)
Asset type:
Property, plant and equipment	48,770	43,913	39,853	4,727	4,015	3,901	(1,464)	(1,560)	(1,392)
Non-current intangible assets	1,295	1,084	899	352	306	173	(176)	(175)	(138)
Total from continuing operations	50,065	44,997	40,752	5,079	4,321	4,074	(1,640)	(1,735)	(1,530)

1.
Included within NGV and Other are assets with a net book value of £2,080 million (2019: £1,635 million; 2018: £1,454 million), capital expenditure of £550 million (2019: £317 million; 2018: £186 million) and depreciation, amortisation and impairment of £124 million (2019: £114 million; 2018: £143 million) relating to NGV.

2.
In 2020, US Regulated includes certain software assets and properties in the US which are outside the US rate base and operate for the benefit of our US regulated businesses. These assets were included within NGV and Other in 2019 and 2018. The assets had a net book value of £1,062 million in 2019 and £998 million in 2018, capital expenditure of £87 million in 2019 and £161 million in 2018 and depreciation, amortisation and impairment of £102 million in 2019 and £80 million in 2018.

Total non-current assets other than financial instruments and pension assets located in the UK and US were £31,780 million and £25,867 million respectively as at 31 March 2020 (31 March 2019: UK £30,072 million, US £21,787 million; 31 March 2018: UK £20,816 million, US £27,663 million).

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

3. Revenue

Revenue arises in the course of ordinary activities and principally comprises:
•    transmission services;
•    distribution services; and
•    generation services.
Transmission services, distribution services and certain other services (excluding rental income but including metering) fall within the scope of IFRS 15 ‘Revenue from Contracts with Customers’, whereas generation services (which solely relate to the contract with the Long Island Power Authority (LIPA) in the US) are accounted for under the leasing standard as rental income, also presented within revenue. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties and value added tax. The Group recognises revenue when it transfers control over a product or service to a customer.

IFRS 15 was adopted in the prior year and applied prospectively from 1 April 2018. Therefore, the analysis below is only provided for the current period and the immediate comparative period. Below, we include a description of principal activities, by reportable segment, from which the Group generates its revenue. For more detailed information about our segments, see note 2.
(a) UK Electricity Transmission
The UK Electricity Transmission segment principally generates revenue by providing electricity transmission services (both as transmission owner in England and Wales and system operator in Great Britain). Our business operates as a monopoly regulated by Ofgem, which has established price control mechanisms that set the amount of annual allowed returns our business can earn (along with the Scottish and Offshore transmission operators amongst others). The IFRS revenues we record are principally a function of volumes and price. Price is determined prior to our financial year-end with reference to the regulated allowed returns and estimated annual volumes. Where revenue received or receivable exceeds the maximum amount permitted by regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. As part of our regulatory agreements we are entitled to recover certain costs directly from customers (pass-through costs). These amounts are included in the overall calculation of allowed revenue as stipulated by regulatory agreements.
The System Operator earns revenue for balancing supply and demand of electricity on the transmission system, where it acts as principal. Revenue is recognised as the service is provided. The System Operator also collects revenues on behalf of transmission operators, principally NGET and the Scottish and Offshore transmission operators, from users who connect to or use the transmission system. However, these amounts are paid to the transmission operators before the System Operator has collected payment from the users (electricity suppliers) and therefore the System Operator does hold some exposure to credit losses with electricity suppliers. The System Operator must set the charges paid by electricity suppliers by reference to the price control mechanism described above. That mechanism does not grant the System Operator with discretion to deviate from that mechanism. The transmission operators own and maintain the electricity network and receive direct feedback from electricity suppliers on the quality of the network they provide. There is a judgement about whether the System Operator acts as a principal or agent in respect of the transmission network revenues collected on behalf of the Scottish and Offshore transmission operators (as set out in note 1). We have concluded that it acts as an agent in respect of these transmission revenues and therefore records the attributable revenue net of operating costs.
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

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

3. Revenue continued
(c) US Regulated
The US Regulated segment of the Group principally generates revenue by providing gas and electricity distribution services in New York and New England, high voltage electricity transmission services in New York and New England, and electricity generation in New York.
Distribution services
Provision of gas and electricity distribution services in New York and New England. This comprises the following principal services:

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
(d) NGV and Other
NGV and Other includes electricity interconnectors, LNG at the Isle of Grain, Geronimo, metering, sales from our UK property business, rental income and insurance.
The Group recognises revenue from transmission services through interconnectors and LNG at the Isle of Grain by means of customers’ use of capacity and volumes. Revenue is recognised over time and is billed monthly. Payment terms are up to 30 days.
Other revenue in the scope of IFRS 15 principally includes revenues from our UK metering business and sales of renewables projects from Geronimo to Emerald (see note 38). Revenue is recognised as it is earned. In the case of the UK metering business, revenue is billed monthly and payment terms are up to 30 days.
Other revenue, recognised in accordance with standards other than IFRS 15, includes property sales by our UK commercial property business (including sales to our St William joint venture) and rental income. Property sales are recorded at a point in time (when the sale is legally completed) and rental income is recorded over time.
(e) Disaggregation of revenue
In the following tables, revenue is disaggregated by primary geographical market and major service lines. The table reconciles disaggregated revenue with the Group’s reportable segments (see note 2).

Revenue for the year ended 31 March 2020	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15
Transmission	1,992	649	425	309	3,375
Distribution	—	—	8,319	—	8,319
System Operator	1,610	214	—	—	1,824
Other	69	15	12	296	392
Total IFRS 15 revenue	3,671	878	8,756	605	13,910
Other revenue
Generation	—	—	369	—	369
Other	23	33	80	125	261
Total other revenue	23	33	449	125	630
Total revenue from continuing operations	3,694	911	9,205	730	14,540

Geographical split for the year ended 31 March 2020	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15
UK	3,671	878	—	567	5,116
US	—	—	8,756	38	8,794
Total IFRS 15 revenue	3,671	878	8,756	605	13,910
Other revenue
UK	23	33	—	110	166
US	—	—	449	15	464
Total other revenue	23	33	449	125	630
Total revenue from continuing operations	3,694	911	9,205	730	14,540

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

3. Revenue continued
(e) Disaggregation of revenue continued

Revenue for the year ended 31 March 2019	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15
Transmission	1,909	661	370	313	3,253
Distribution	—	—	8,941	—	8,941
System Operator	1,416	172	—	—	1,588
Other	—	—	—	284	284
Total IFRS 15 revenue	3,325	833	9,311	597	14,066
Other revenue
Generation	—	—	367	—	367
Other	6	51	168	275	500
Total other revenue	6	51	535	275	867
Total revenue from continuing operations	3,331	884	9,846	872	14,933

Geographical split for the year ended 31 March 2019	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15
UK	3,325	833	—	585	4,743
US	—	—	9,311	12	9,323
Total IFRS 15 revenue	3,325	833	9,311	597	14,066
Other revenue
UK	6	51	—	245	302
US	—	—	535	30	565
Total other revenue	6	51	535	275	867
Total revenue from continuing operations	3,331	884	9,846	872	14,933
Revenue to be recognised in future periods, presented as contract liabilities of £1,158 million (2019: £994 million) (see note 23), relates to contributions in aid of construction. Revenue is recognised over the life of the asset. The asset lives for connections in UK Electricity Transmission, UK Gas Transmission, NGV and US Regulated are 40 years, 36 years (to 2055), 15 years and up to 51 years respectively. The weighted average amortisation period is 18 years.
Future revenues in relation to unfulfilled performance obligations not yet received in cash amount to £3.1 billion (2019: £3.5 billion). £1.5 billion (2019: £1.6 billion) relates to connection contracts in UK Electricity Transmission which will be recognised as revenue over 29 years and £1.5 billion (2019: £1.8 billion) relates to revenues to be earned under Grain LNG contracts until 2029. The remaining amount will be recognised as revenue over 5 years.
The amount of revenue recognised for the year ended 31 March 2020 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to the changes in the estimate of the stage of completion, is £nil (2019: £nil).

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

4. Operating costs

Below we have presented separately certain items included in our operating costs from continuing operations. These include a breakdown of payroll costs (including disclosure of amounts paid to key management personnel) and fees paid to our auditors.

	2020	2019	2018
	£m	£m	£m
Depreciation, amortisation and impairment	1,640	1,735	1,530
Payroll costs	1,684	1,852	1,648
Provision for bad and doubtful debts	234	181	36
Purchases of electricity	1,403	1,454	1,285
Purchases of gas	1,316	1,642	1,543
Property and other taxes	1,191	1,108	1,057
Balancing Services Incentive Scheme	1,317	1,196	1,012
Payments to other UK network owners¹	—	—	1,043
Other	2,975	2,895	2,603
	11,760	12,063	11,757
Operating costs include:
Inventory consumed	328	415	367
Research and development expenditure	14	19	13

1.	Under IFRS 15, with effect from 1 April 2018, revenue and associated payments to other UK network owners are presented on a net basis.
(a) Payroll costs

	2020	2019	2018
	£m	£m	£m
Wages and salaries¹	2,188	2,084	1,998
Social security costs	168	156	157
Defined contribution scheme costs	75	72	65
Defined benefit pension costs	135	232	156
Share-based payments	19	27	16
Severance costs (excluding pension costs)	1	76	7
	2,586	2,647	2,399
Less: payroll costs capitalised	(902)	(795)	(751)
Total payroll costs	1,684	1,852	1,648

1.	Included within wages and salaries are US other post-retirement benefit costs of £45 million (2019: £48 million; 2018: £46 million). For further information refer to note 25.
(b) Number of employees

	31 March 2020	Monthly average 2020	31 March 2019	Monthly average 2019	31 March 2018	Monthly average 2018
UK	6,321	6,151	5,962	6,227	6,517	6,431
US	16,748	16,679	16,614	16,669	16,506	16,274
Total number of employees	23,069	22,830	22,576	22,896	23,023	22,705

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

4. Operating costs continued
(c) Key management compensation

	2020	2019	2018
	£m	£m	£m
Short-term employee benefits	7	7	8
Compensation for loss of office	1	—	—
Post-employment benefits	1	1	1
Share-based payments	3	3	3
Total key management compensation	12	11	12
Key management compensation relates to the Board, including the Executive Directors and Non-executive Directors for the years presented.
(d) Auditors’ remuneration
Auditors’ remuneration is presented below in accordance with the requirements of the Companies Act 2006 and the principal accountant fees and services disclosure requirements of Item 16C of Form 20-F:

	2020	2019	2018
	£m	£m	£m
Audit fees payable to the parent Company’s auditors and their associates in respect of:
Audit of the parent Company’s individual and consolidated financial statements¹	1.9	1.6	2.7
The auditing of accounts of any associate of the Company²	8.7	8.5	9.3
Other services supplied³	6.3	5.2	3.9
	16.9	15.3	15.9
Total other services[4]
Tax fees:
Tax compliance services	—	—	0.3
Tax advisory services	—	—	—
All other fees:
Other assurance services[5]	0.6	1.1	0.7
Services relating to corporate finance transactions not covered above	—	—	—
Other non-audit services not covered above[6]	0.5	2.2	0.9
	1.1	3.3	1.9
Total auditors’ remuneration	18.0	18.6	17.8

1.	Audit fees in each year represent fees for the audit of the Company’s financial statements and regulatory reporting for the years ended 31 March 2020, 2019 and 2018.

2.	The 2019 comparative has been updated following finalisation of the 2019 audit fee with the Audit Committee.

3.
Other services supplied represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditors. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley), audit reports on regulatory returns and the review of interim financial statements for the six-month periods ended 30 September 2019, 2018 and 2017 respectively.

4.	There were no audit related fees as described in Item 16C(b) of Form 20-F.

5.	Principally amounts relating to assurance services provided in relation to comfort letters for debt issuances.

6.
In 2020, non-audit services include auction monitor work on Contracts for Difference, IT project assurance and a review of controls over our data on New York customers. In 2019 and 2018, non-audit services primarily related to the UK Property business in respect of the evaluation of possible options for the use of property assets.

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

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

5. Exceptional items and remeasurements

To monitor our segmental financial performance, we use a profit measure that excludes certain income and expenses. We call that measure ‘business performance’ or ‘adjusted profit’. Business performance (which excludes exceptional items and remeasurements as defined below) is used by management to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. We exclude items from business performance because, if included, these items could distort understanding of our performance for the year and the comparability between periods. This note analyses these items, which are included in our results for the year but are excluded from business performance.

Exceptional items and remeasurements from continuing operations

	2020	2019	2018
	£m	£m	£m
Included within operating profit
Exceptional items:
Environmental charges	(402)	—	—
Cost efficiency and restructuring programmes	—	(204)	—
Massachusetts Gas labour dispute	—	(283)	—
Impairment of nuclear connection development costs	—	(137)	—
Final settlement of LIPA MSA Transition	—	—	26
	(402)	(624)	26
Remeasurements – commodity contract derivatives	(125)	52	10
	(527)	(572)	36

As disclosed in note 8, the Group also presents an adjusted earnings per share measure that is calculated before exceptional items and remeasurements. This measure is presented after tax and therefore details of tax exceptional items and the tax effect of exceptional items and remeasurements are also provided in this note.

	2020	2019	2018
	£m	£m	£m
Included within finance income and costs
Remeasurements:
Net gains/(losses) on financing derivatives	1	(40)	119
Net (losses)/gains on financial assets at fair value through profit and loss	(16)	15	—
Net losses on financial liabilities at fair value through profit and loss	(49)	(51)	—
	(64)	(76)	119
Included within share of post-tax results of joint ventures and associates
Exceptional items:
Deferred tax arising on the reduction in US corporation tax rate	—	—	5
Remeasurements:
Net losses on financial instruments	(1)	—	—
Total included within profit before tax	(592)	(648)	160
Included within tax
Exceptional items – credits/(debits) arising on items not included in profit before tax:
Deferred tax arising on the reduction in the US corporation tax rate	—	—	1,510
Deferred tax arising on the reversal of the reduction in UK corporation tax rate	(192)	—	—
Tax on exceptional items	103	144	(9)
Tax on remeasurements	42	5	(28)
	(47)	149	1,473
Total exceptional items and remeasurements after tax	(639)	(499)	1,633
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	(491)	(480)	1,532
Remeasurements after tax	(148)	(19)	101
Total exceptional items and remeasurements after tax	(639)	(499)	1,633

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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
Items of income or expense that are considered by management for designation as exceptional items include significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, gains or losses on disposals of businesses or investments and significant debt redemption costs as a consequence of transactions such as significant disposals or issues of equity, and the related tax, as well as deferred tax arising on changes to corporation tax rates.
Costs arising from restructuring programmes include redundancy costs. Redundancy costs are charged to the consolidated income statement in the year in which a commitment is made to incur the costs and the main features of the restructuring plan have been announced to affected employees.
Set out below are details of the transactions against which we have considered the application of our exceptional items framework in each of the years for which results are presented.
2020
We concluded that the increase in costs associated with the changes in our environmental provisions (£402 million) and the additional deferred tax charge reflecting the impact of the remeasurement of the Group’s deferred tax liabilities as a result of a change in the substantively enacted UK corporation tax rate (£192 million) meet the criteria to be classified as exceptional.
A further £10 million of COVID-19 related costs incurred in the year have similarly not been classified as exceptional in view of the quantum involved and all costs associated with the settlement reached with the State of New York in respect of the Downstate New York Gas Moratorium have also been treated as part of adjusted profit.
Environmental charges: In the US, the most significant component of our £1.9 billion environmental provision relates to several Superfund sites, and arose from former manufacturing gas plant facilities, formerly owned or operated by the Group or its predecessor companies.
The sites are subject to both State and Federal law in the US. Under Federal and State Superfund laws, potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. The provisions and the Group's share of estimated costs are re-evaluated at each reporting period. As a result of notices issued by governmental authorities and newly developed cost estimates prepared by third-party engineers, we have re-evaluated our estimates of total costs and cost sharing allocations borne by the Company, and accordingly have increased our provision by £326 million. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers, but under IFRS no asset can be recognised for this recovery.
Also included in the total environmental charge is the £76 million impact of the change in the real discount rate applied to the environmental provisions across the Group, of which £66 million relates to the US and £10 million to the UK. Given the substantial and sustained change in gilts and corporate bond yields, we concluded it was appropriate to reduce the real discount rate from 1% to 0.5%. The weighted average remaining duration of our cash flows is now around 10 years.
2019
In assessing certain items of income and expenditure against our exceptional items framework, we concluded that the costs associated with the Massachusetts Gas labour dispute (£283 million), our cost efficiency and restructuring programme (£204 million) and impairments relating to two nuclear connection cancellations (£137 million) should be treated as exceptional (as described further below).
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
Massachusetts Gas labour dispute: Between June 2018 and January 2019, National Grid implemented a workforce contingency plan across its Massachusetts Gas business following the expiration of contracts for the 1,250 members of the existing workforce. The net incremental cost of the experienced contractors working alongside supervisors and workers from other areas of the business was £283 million, reflecting the financial performance of the US regulated business had the workforce contingency plan not been implemented. The total cash outflow related to the labour dispute was £320 million for the year.
Impairment of nuclear connection development costs: In 2018, Toshiba announced the cancellation of its NuGen project to build a new nuclear power station at Moorside in Cumbria, and NuGen terminated its connection agreement with UK Electricity Transmission. In February 2019, Hitachi terminated its connection agreements in respect of its Horizon projects at Wylfa and Oldbury. As there was no realistic prospect of these schemes continuing in their present form, we concluded that it was appropriate to impair the assets we had been developing for over 10 years. After deducting cash inflows relating to termination fees received of £13 million, the net impairment charge was £137 million.
2018
Final settlement of LIPA MSA transition: During the year, the Group reached an agreement with LIPA on an amount in final settlement of receivables and payables that arose following the cessation of the Management Services Agreement with LIPA in December 2013. The settlement resulted in a gain of £26 million, which was recorded as exceptional, consistent with the treatment of gains and losses on the original transaction.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

5. Exceptional items and remeasurements continued
Remeasurements
Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain of our financial assets and liabilities accounted for at fair value through profit and loss (FVTPL). These assets and liabilities include commodity contract derivatives and financing derivatives to the extent that hedge accounting is not achieved or is not effective.
The unrealised gains or losses reported in profit and loss on certain additional assets and liabilities now treated at FVTPL are also classified within remeasurements. These relate to financial assets (which fail the 'solely payments of principal and interest test' under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and certain financial liabilities which we elected to designate at FVTPL. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.
We report unrealised gains or losses relating to certain discrete classes of financial assets accounted for at FVTPL within business performance. These comprise our portfolio of investments made by National Grid Partners, our investment in Sunrun Neptune 2016 LLC and the contingent consideration arising on the acquisition of Geronimo (all within NGV and Other). The performance of these assets (including changes in fair value) are included in our assessment of business performance for the relevant business units.
Remeasurements excluded from business performance are made up of the following categories:

i.
Net gains/(losses) on commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred;

ii.
Net gains/(losses) on financing derivative financial instruments comprise gains and losses arising on derivative financial instruments reported in the consolidated income statement in relation to risk management of interest rate and foreign exchange exposures. These exclude gains and losses for which hedge accounting has been effective, and have been recognised directly in the consolidated statement of other comprehensive income or are offset by adjustments to the carrying value of debt (see notes 17 and 32);

iii.	Net gains/(losses) on financial assets measured at FVTPL comprise gains and losses on the investment funds held by our insurance captives which are categorised as FVTPL (see note 15);

iv.
Net gains/(losses) on financial liabilities measured at FVTPL comprises the change in the fair value (excluding changes due to own credit risk) of a financial liability that was designated at FVTPL on transition to IFRS 9 to reduce a measurement mismatch (see note 21); and

v.	Unrealised net gains/(losses) on derivatives and other financial instruments within our joint ventures and associates.
Items included within tax
2020
The Finance Act 2016, which was enacted on 15 September 2016, reduced the main UK corporation tax rate to 17% with effect from 1 April 2020. Deferred tax balances were calculated at this rate for the years ended 31 March 2017 to 2019. On 17 March 2020, the UK Government utilised the Provisional Collection of Taxes Act 1968 to substantively enact a reversal of the reduction in the main UK corporation tax rate to 17% with effect from 1 April 2020, resulting in the rate remaining at 19%. Deferred taxes at the reporting date have been measured using enacted tax rates and reflected in these financial statements, resulting in a £192 million deferred tax charge, principally due to the remeasurement of deferred tax liabilities. The treatment of this charge as exceptional is consistent with the treatment for the year ended 31 March 2017 when the original reduction in the tax rate was substantively enacted, resulting in the recognition of an exceptional tax credit of £94 million.
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

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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

The Group adopted IFRS 9 with effect from 1 April 2018. The comparatives for 2018 were not required to be restated and were accounted for in accordance with IAS 39. Following the adoption of IFRS 9, finance income and costs remeasurements include unrealised gains and losses on certain assets and liabilities now treated at FVTPL. The interest income, dividends and interest expense on these items are included in finance income and finance costs before remeasurements, respectively.

		2020	2019	2018
	Notes	£m	£m	£m
Finance income
Interest income on financial instruments:
Bank deposits and other financial assets		48	54	54
Dividends received on equities held at fair value through other comprehensive income		2	2	—
Gains on disposal of available-for-sale investments		—	—	73
Other income		20	17	—
		70	73	127
Finance costs
Net interest on pensions and other post-retirement benefit obligations	25	(23)	(22)	(65)
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts		(73)	(72)	(87)
Other borrowings¹		(997)	(970)	(1,030)
Interest expense on financial liabilities held at fair value through profit and loss		(22)	(20)	—
Derivatives		(39)	(43)	12
Unwinding of discount on provisions	26	(77)	(74)	(75)
Other interest		(10)	—	(11)
Less: interest capitalised²		122	135	128
		(1,119)	(1,066)	(1,128)
Remeasurements – Finance income
Net (losses)/gains on financial assets held at fair value through profit and loss		(16)	15	—
		(16)	15	—
Remeasurements – Finance costs
Net losses on financial liabilities held at fair value through profit and loss		(49)	(51)	—
Net (losses)/gains on financing derivatives³:
Derivatives designated as hedges for hedge accounting		(13)	(37)	49
Derivatives not designated as hedges for hedge accounting		14	(3)	70
		(48)	(91)	119
Total remeasurements – Finance income and costs		(64)	(76)	119

Finance income		54	88	127
Finance costs		(1,167)	(1,157)	(1,009)

Net finance costs from continuing operations		(1,113)	(1,069)	(882)

1.	Includes interest expense on lease liabilities (see note 13 for details).

2.
Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 3.6% (2019: 3.9%; 2018: 4.1%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £15 million (2019: £19 million; 2018: £20 million). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances.

3.
Includes a net foreign exchange gain on financing activities of £66 million (2019: £264 million gain; 2018: £314 million loss) offset by foreign exchange losses and gains on financing derivatives measured at fair value.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

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

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

7. Tax continued
The tax charge/(credit) for the year can be analysed as follows:

	2020	2019	2018
	£m	£m	£m
Current tax:
UK corporation tax at 19% (2019: 19%; 2018: 19%)	179	132	200
UK corporation tax adjustment in respect of prior years	(4)	(12)	(18)
	175	120	182
Overseas corporation tax	(2)	8	15
Overseas corporation tax adjustment in respect of prior years	(41)	(40)	(4)
	(43)	(32)	11
Total current tax from continuing operations	132	88	193
Deferred tax:
UK deferred tax	269	27	65
UK deferred tax adjustment in respect of prior years	6	2	(2)
	275	29	63
Overseas deferred tax	64	208	(1,155)
Overseas deferred tax adjustment in respect of prior years	9	14	10
	73	222	(1,145)
Total deferred tax from continuing operations	348	251	(1,082)

Total tax charge/(credit) from continuing operations	480	339	(889)
Tax charged/(credited) to the consolidated statement of comprehensive income and equity

	2020	2019	2018
	£m	£m	£m
Current tax:
Available-for-sale investments	—	—	(11)
Cash flow hedges, cost of hedging and own credit reserve	—	3	—
Share-based payments	—	—	(3)
Deferred tax:
Available-for-sale investments	—	—	(18)
Investments at fair value through other comprehensive income	(1)	—	—
Cash flow hedges, cost of hedging and own credit reserve	(40)	(12)	(4)
Remeasurements of pension assets and post-retirement benefit obligations¹	(206)	12	530
Share-based payments	(3)	—	1
	(250)	3	495
Total tax recognised in the statements of comprehensive income from continuing operations	(247)	3	497
Total tax relating to share-based payments recognised directly in equity from continuing operations	(3)	—	(2)
	(250)	3	495

1.
Remeasurements of gains on pension assets and post-retirement benefit obligations for the year ended 31 March 2018 includes a deferred tax charge of £281 million arising on the reduction in the US corporation tax rate.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

7. Tax continued
The tax charge/(credit) for the year for the continuing business, is higher (2019: lower tax charge; 2018: lower tax charge) than the standard rate of corporation tax in the UK of 19% (2019: 19%; 2018: 19%):

	2020	2019	2018
	£m	£m	£m
Profit before tax from continuing operations
Before exceptional items and remeasurements	2,346	2,489	2,500
Exceptional items and remeasurements	(592)	(648)	160
Profit before tax from continuing operations	1,754	1,841	2,660
Profit before tax from continuing operations multiplied by UK corporation tax rate of 19% (2019: 19%; 2018: 19%)	334	350	506
Effect of:
Adjustments in respect of prior years¹	(30)	(36)	(14)
Expenses not deductible for tax purposes	29	28	21
Non-taxable income²	(18)	(36)	(26)
Adjustment in respect of foreign tax rates	18	56	157
Deferred tax impact of change in UK tax rate	192	(3)	(7)
Deferred tax impact of change in US tax rate due to Tax Reform	—	—	(1,510)
Adjustment in respect of post-tax profits of joint ventures and associates included within profit before tax	(17)	(8)	(9)
Other³	(28)	(12)	(7)
Total tax charge/(credit) from continuing operations	480	339	(889)

	%	%	%
Effective tax rate – continuing operations	27.4	18.4	(33.4)

1.	Prior year adjustment is primarily due to agreement of prior period tax returns.

2.	Includes gains on chargeable disposals which are offset by previously unrecognised capital losses.

3.	Other primarily comprises a recognition of deferred tax on previously unrecognised capital losses and claims for land remediation relief.
Factors that may affect future tax charges
On 17 March 2020, the UK government utilised the Provisional Collection of Taxes Act 1968 to substantively enact a reversal of the reduction in the main UK corporation tax rate to 17% with effect from 1 April 2020. The main UK corporation tax rate therefore remains at 19%. Deferred tax balances have been calculated at this rate.
We will continue to monitor the developments driven by Brexit, the OECD’s Base Erosion and Profit Shifting (BEPS) project and European Commission initiatives including fiscal aid investigations. At this time, we do not expect this to have any material impact on our future tax charges. Governments across the world including the UK and the US have introduced various stimulus/reliefs for businesses to cope with the impact of the COVID-19 pandemic. We will monitor as the details become available for any that may materially impact our future tax charges.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

7. Tax continued
Tax included within the statement of financial position
The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:

	Accelerated tax depreciation £m	Share- based payments £m	Pensions and other post- retirement benefits £m	Financial instruments £m	Other net temporary differences[1] £m	Total £m
Deferred tax liabilities/(assets)
At 31 March 2018 (as previously reported)	4,874	(9)	(203)	21	(1,047)	3,636
Impact of transition to IFRS 9 and IFRS 15	19	—	—	(5)	(93)	(79)
At 1 April 2018 (as restated)	4,893	(9)	(203)	16	(1,140)	3,557
Exchange adjustments and other²	275	—	(31)	(3)	(76)	165
(Credited)/charged to income statement	309	—	52	6	(124)	243
Charged/(credited) to other comprehensive income and equity	—	—	12	(12)	—	—
At 1 April 2019	5,477	(9)	(170)	7	(1,340)	3,965
Exchange adjustments and other²	210	(30)	(28)	(3)	(27)	122
(Credited)/charged to income statement	613	(7)	44	(13)	(287)	350
Charged/(credited) to other comprehensive income and equity	—	(2)	(206)	(46)	1	(253)
At 31 March 2020	6,300	(48)	(360)	(55)	(1,653)	4,184

1.
The deferred tax asset of £1,653 million as at 31 March 2020 (2019: £1,340 million) in respect of other net temporary differences primarily relates to net operating losses of £547 million (2019: £423 million) and US environmental provisions of £529 million (2019: £409 million).

2.
Exchange adjustments and other comprises foreign exchange arising on translation of the US dollar deferred tax balances. It also includes reclassification of £29 million from other temporary differences to share-based payments.

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The deferred tax balances (after offset) for statement of financial position purposes consist solely of deferred tax liabilities of £4,184 million (2019: £3,965 million). This balance is after offset of a deferred tax asset of £547 million (2019: £423 million) which has been recognised in respect of net operating losses (£535 million) and capital losses (£12 million).
Deferred tax assets in respect of some capital losses as well as trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The deferred tax asset not recognised relating to capital losses has increased due to remeasurement of opening deferred tax asset as a result of change in substantively enacted UK corporation tax rate from 17% to 19%. Hence the total deferred tax assets not recognised are as follows:

	2020	2019
	£m	£m
Capital losses	1,626	1,470
Non-trade deficits	1	4
Trading losses	6	5
The capital losses arose in the UK on disposal of certain businesses or assets. They are available to carry forward indefinitely but can only be offset against future capital gains. The UK non-trade deficits arose prior to 1 April 2017 and therefore can only be offset against future non-trade profits.
At 31 March 2020 and 31 March 2019, there were no recognised deferred tax liabilities for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries or its associates as there are no significant corporation tax consequences of the Group’s UK, US or overseas subsidiaries or associates paying dividends to their parent companies. There are also no significant income tax consequences for the Group from the payment of dividends by the Group to its shareholders.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

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
(a) Basic EPS

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2020	2020	2019	2019	2018	2018
	£m	pence	£m	pence	£m	pence
Adjusted earnings from continuing operations	1,912	55.2	1,998	59.0	1,915	55.3
Exceptional items and remeasurements after tax from continuing operations	(639)	(18.4)	(499)	(14.7)	1,633	47.2
Earnings from continuing operations	1,273	36.8	1,499	44.3	3,548	102.5
Adjusted earnings from discontinued operations	5	0.2	57	1.7	145	4.2
Exceptional items and remeasurements after tax from discontinued operations	(14)	(0.5)	(45)	(1.4)	(143)	(4.1)
Earnings from discontinued operations	(9)	(0.3)	12	0.3	2	0.1
Total adjusted earnings	1,917	55.4	2,055	60.7	2,060	59.5
Total exceptional items and remeasurements after tax (including discontinued operations)	(653)	(18.9)	(544)	(16.1)	1,490	43.1
Total earnings	1,264	36.5	1,511	44.6	3,550	102.6

		2020		2019		2018
		millions		millions		millions
Weighted average number of ordinary shares – basic		3,461		3,386		3,461
(b) Diluted EPS

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2020	2020	2019	2019	2018	2018
	£m	pence	£m	pence	£m	pence
Adjusted earnings from continuing operations	1,912	55.0	1,998	58.8	1,915	55.1
Exceptional items and remeasurements after tax from continuing operations	(639)	(18.4)	(499)	(14.7)	1,633	47.0
Earnings from continuing operations	1,273	36.6	1,499	44.1	3,548	102.1
Adjusted earnings from discontinued operations	5	0.1	57	1.7	145	4.2
Exceptional items and remeasurements after tax from discontinued operations	(14)	(0.4)	(45)	(1.4)	(143)	(4.2)
Earnings from discontinued operations	(9)	(0.3)	12	0.3	2	—
Total adjusted earnings	1,917	55.1	2,055	60.5	2,060	59.3
Total exceptional items and remeasurements after tax (including discontinued operations)	(653)	(18.8)	(544)	(16.1)	1,490	42.8
Total earnings	1,264	36.3	1,511	44.4	3,550	102.1

		2020		2019		2018
		millions		millions		millions
Weighted average number of ordinary shares – diluted		3,478		3,401		3,476

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

8. Earnings per share (EPS) continued
(c) Reconciliation of basic to diluted average number of shares

	2020	2019	2018
	millions	millions	millions
Weighted average number of ordinary shares – basic	3,461	3,386	3,461
Effect of dilutive potential ordinary shares – employee share plans	17	15	15
Weighted average number of ordinary shares – diluted	3,478	3,401	3,476

9. Dividends
Interim dividends are recognised when they become payable to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.

	2020			2019			2018
	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m
Interim dividend in respect of the current year	16.57	335	241	16.08	450	94	15.49	346	176
Special dividend	—	—	—	—	—	—	84.375	3,171	—
Final dividend in respect of the prior year	31.26	557	517	30.44	710	319	29.10	970	33
	47.83	892	758	46.52	1,160	413	128.965	4,487	209
The Directors are proposing a final dividend for the year ended 31 March 2020 of 32.0p per share that will absorb approximately £1,123 million of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 19 August 2020 to shareholders who are on the register of members at 3 July 2020 (subject to shareholders’ approval at the AGM). A scrip dividend will be offered as an alternative.
Following completion of the sale of the majority interest in UK Gas Distribution, the Company paid a special dividend on 2 June 2017 of 84.375p per existing ordinary share ($5.4224 per existing American Depositary Share). This returned £3,171 million to shareholders. No scrip dividend was offered as an alternative.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

10. Discontinued operations and assets held for sale

The results and cash flows of significant assets or businesses sold during the year are shown separately from our continuing operations, and presented within discontinued operations in the income statement and cash flow statement. Assets and businesses are classified as held for sale when their carrying amounts are recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Depreciation ceases on assets and businesses when they are classified as held for sale and the assets and businesses are impaired if the proceeds less sale costs fall short of the carrying value.

In June 2019, the Group sold its remaining 39% interest in Cadent (held through its holding in Quadgas HoldCo Limited (Quadgas)). This interest had been classified as held for sale from 30 June 2018 until the date of disposal, as detailed in the Annual Report and Accounts for the year ended 31 March 2019.
The aggregate carrying value of our investment in Quadgas at the disposal date was £1,956 million. This was comprised of the carrying value of the Group’s equity interest in Quadgas of £1,494 million, a shareholder loan to Quadgas of £352 million and a derivative financial asset with a fair value of £110 million. The total sales proceeds were £1,965 million. The gain on disposal was £9 million.
We considered the disposal of our 39% investment in Quadgas as the final stage of the plan to dispose of our interest in the UK Gas Distribution business first announced in 2015, and accordingly treated the results and cash flows arising from Quadgas as a discontinued operation on the basis that the sale formed the final part of a ‘single coordinated plan’ to dispose of UK Gas Distribution. As a consequence, we have classified the various elements of income, expense and cash flows within discontinued operations as set out below. Once the assets are treated as ‘held for sale’, equity accounting ceases for our investment in our associate. We therefore ceased to record our share of profits from 30 June 2018.
The summary income statement for discontinued operations is as follows:

	2020	2019	2018
	£m	£m	£m
Revenue	—	—	—
Operating costs¹	(23)	(1)	(41)
Operating loss	(23)	(1)	(41)
Net finance income	6	23	137
Share of post-tax results of joint ventures and associates²	—	(5)	(89)
(Loss)/profit before tax from discontinued operations	(17)	17	7
Tax from discontinued operations	(1)	(5)	(5)
(Loss)/profit after tax from discontinued operations	(18)	12	2
Gain on disposal	9	—	—
Total (loss)/profit after tax from discontinued operations³	(9)	12	2

1.
Operating costs for the year ended 31 March 2020 relate to final transaction costs and other expenses in relation to Quadgas. Operating costs of £41 million for the year ended 31 March 2018 related to amounts in respect of the disposal of the UK Gas Distribution business, primarily relating to the completion accounts settlement in November 2017.

2.
For the year ended 31 March 2019, the amount presented is the net of £43 million impairment charge against the investment in Quadgas (see note 16) and £38 million share of Quadgas post-tax profits recognised prior to classification as held for sale.

3.
Of the total profit after tax from discontinued operations, the £23 million of operating expenses and the £9 million gain on disposal are treated as exceptional. For the year ended 31 March 2019, the £43 million impairment charge against the investment in Quadgas, net operating costs of £1 million and the tax thereon are classified as exceptional items.

The summary statement of comprehensive income for discontinued operations is as follows:

	2020	2019	2018
	£m	£m	£m
(Loss)/profit after tax from discontinued operations	(9)	12	2

Other comprehensive income
Items that will never be reclassified to profit or loss:
Share of other comprehensive income of associate, net of tax	—	36	142
Total items from discontinued operations that will never be reclassified to profit or loss	—	36	142
Items that may be reclassified subsequently to profit or loss:
Net gains in respect of cash flow hedges	6	—	—
Share of other comprehensive income of associate, net of tax	—	—	5
Total items from discontinued operations that may be reclassified subsequently to profit or loss	6	—	5
Other comprehensive income for the year, net of tax from discontinued operations	6	36	147
Total comprehensive (loss)/income for the year from discontinued operations	(3)	48	149
The summary cash flows for discontinued operations are as follows:

Cash flows used in operating activities of £97 million (2019: £71 million; 2018: £207 million) primarily related to cash outflows in respect of voluntary contributions totalling £66 million paid to the Warm Homes Fund, the utilisation of provisions and the payment of the final transaction fees incurred in the period. The utilisation of provisions in 2018 mainly related to payments of professional fees in respect of the disposal of the UK Gas Distribution business.
Cash inflows from investing activities of £6 million (2019: £156 million; 2018: £171 million) were comprised of dividends received and interest received on the shareholder loan.
There were no cash flows for financing activities in 2020 or 2019. In 2018, net cash flows used in financing activities were £231 million for the settlement of RPI swaps relating to the final stages of the Group-wide liability management programme executed as part of sale process of the UK Gas Distribution business.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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
Impairments are recognised in the income statement and are disclosed separately.

Total £m
Net book value at 1 April 2018	5,444
Exchange adjustments	425
Net book value at 31 March 2019	5,869
Additions	81
Exchange adjustments	283
Net book value at 31 March 2020	6,233
Additions in the period relate to the goodwill recognised on the acquisition of Geronimo. Refer to note 38 for details.
There is no significant accumulated impairment charge as at 31 March 2020 or 31 March 2019.
The amounts disclosed above as at 31 March 2020 relate to the following cash-generating units: New York £3,544 million (2019: £3,382 million); Massachusetts £1,325 million (2019: £1,264 million); Rhode Island £493 million (2019: £470 million); Federal £790 million (2019: £753 million); and Geronimo £81 million (2019: £nil).
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
The future economic growth rate used to extrapolate projections beyond five years is 2.1% (2019: 2.2%). The growth rate has been determined having regard to data on projected growth in US real gross domestic product (GDP). Based on the position of our business in the underlying US economy, it is appropriate for the terminal growth rate to be based upon the overall growth in real GDP and, given the nature of our operations, to extend over a long period of time. Cash flow projections have been discounted to reflect the time value of money, using a post-tax discount rate of 4.5% (2019: 5.3%). The equivalent pre-tax discount rate is 4.5% (2019: 5.3%) as tax is assumed to be a pass-through cost to our customers, recoverable under our rate plans. The discount rate represents the estimated weighted average cost of capital of these operations.
In reaching this conclusion, the Directors considered the manner in which Tax Reform has impacted the Group and its future cash flows. In our US business, we are subject to federal and state taxes; however, our regulatory arrangements require us to pass this cost back to our customers. The reduction in the corporation tax rate in 2018 from 35% to 21% is being reflected through lower bills to customers, reducing our revenues (and tax costs) in future periods. For the purposes of the goodwill impairment exercise, we have reflected the lower billing levels through lower revenue forecasts as well as lower tax charges.
Historically, as a result of tax losses arising from claiming accelerated depreciation allowances, we have not paid substantial amounts of tax in the US. Accordingly, for IFRS purposes, we have recognised significant deferred tax liabilities in respect of these accelerated allowances. In accounting terms, Tax Reform triggered the remeasurement of our deferred tax liabilities from 35% to 21% for the year ended 31 March 2018. However, the impact for our US business is that the amounts we have previously received from customers assuming a 35% federal tax rate instead of a 21% federal tax rate must now be returned to customers over a period of up to 50 years. Offsetting this change is the additional income we earn, since the rate base grows faster. (Our rate base is net of deferred tax liabilities, which, as a result of Tax Reform, is now smaller.) In overall terms, the outcome is economically neutral.
In assessing the carrying value of goodwill, we have sensitised our forecasts to factor in a reduction in revenues and lower tax costs into our cash flow forecasts, but we have not reflected the impact of additional rate base growth on future earnings. While it is possible that a key assumption in the calculation could change, the Directors believe that no reasonably foreseeable change would result in an impairment of goodwill, in view of the long-term nature of the key assumptions and the margin by which the estimated value-in-use exceeds the carrying amount. This remains the case even after taking into account the short-term effects of COVID-19, the most significant of which is an increase in bad debt charges in the short-term.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

12. Other intangible assets

Other intangible assets include software which is written down (amortised) over the period we expect to receive a benefit from the asset.
Identifiable intangible assets are recorded at cost less accumulated amortisation and any provision for impairment. Other intangible assets are tested for impairment only if there is an indication that the carrying value of the assets may have been impaired. Impairments of assets are calculated as the difference between the carrying value of the asset and the recoverable amount, if lower. Where such an asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which that asset belongs is estimated. Impairments are recognised in the consolidated income statement and are disclosed separately. Any assets which suffered impairment in a previous period are reviewed for possible reversal of the impairment at each reporting date.
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
Other intangible assets are amortised on a straight-line basis over their estimated useful economic lives. Amortisation periods for intangible assets are:

Years
Software	1 to 10

Software £m
Cost at 1 April 2018	1,797
Exchange adjustments	70
Additions	306
Disposals	(15)
Reclassifications¹	10
Cost at 31 March 2019	2,168
Exchange adjustments	63
Additions	352
Disposals	—
Reclassifications¹	—
Cost at 31 March 2020	2,583
Accumulated amortisation at 1 April 2018	(898)
Exchange adjustments	(26)
Amortisation charge for the year	(175)
Accumulated amortisation of disposals	15
Accumulated amortisation at 31 March 2019	(1,084)
Exchange adjustments	(28)
Amortisation charge for the year	(176)
Accumulated amortisation of disposals	—
Accumulated amortisation at 31 March 2020	(1,288)
Net book value at 31 March 2020²	1,295
Net book value at 31 March 2019	1,084

1.	Reclassifications includes amounts transferred from property, plant and equipment (see note 13).

2.	Included in software is £69 million (2019: £116 million) relating to the US Enterprise Resource Planning system, which still has a remaining amortisation period of three years.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

13. Property, plant and equipment

The following note shows the physical assets controlled by us. The cost of these assets primarily represents the amount initially paid for them. This includes both their purchase price and the construction and other costs associated with getting them ready for operation. A depreciation expense is charged to the income statement to reflect annual wear and tear and the reduced value of the asset over time. Depreciation is calculated by estimating the number of years we expect the asset to be used (useful economic life or UEL) and charging the cost of the asset to the income statement equally over this period.

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
Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of property, plant and equipment are, in general, as shown in the table below split between the UK and US, along with the weighted average remaining UEL for each class of property, plant and equipment (which is calculated by applying the annual depreciation charge per class of asset by the net book value of that class of asset).

		Years
	UK	US	Weighted average remaining UEL
Freehold and leasehold buildings	up to 60	up to 100	26
Plant and machinery:
Electricity transmission plant and wires	10 to 100	45 to 80	40
Electricity distribution plant	n/a	35 to 85	37
Electricity generation plant	15 to 40	20 to 93	21
Interconnector plant and other	5 to 60	8 to 50	23
Gas plant – mains, services and regulating equipment	10 to 65	47 to 95	49
Gas plant – storage	5 to 40	12 to 65	13
Gas plant – meters	7 to 30	14 to 65	18
Motor vehicles and office equipment	up to 10	up to 26	5
Gas asset lives
The role that gas networks play in the pathway to achieving the greenhouse gas emissions reductions targets set in the jurisdictions in which we operate is currently uncertain. However, we believe the gas assets which we own and operate today will continue to have a crucial role in maintaining security, reliability and affordability of energy beyond 2050, although the scale and purpose for which the networks will be used is dependent on technological developments and policy choices of governments and regulators.

•
In the UK, the gas mains, services and regulating assets relating to the National Transmission System (NTS) were subject to a detailed review in January 2019. The most material components of these are our pipeline assets, which are due to be fully depreciated by 2070, with other assets being depreciated over various periods between now and then. That review was undertaken prior to the UK enacting legislation committing to net zero by 2050, but considered scenarios which included an extension of the emissions reduction targets (80% emissions reduction target at the time of the report). The review concluded that the most likely outcome was for the NTS network assets to remain in use beyond 2050, including in those scenarios where the greenhouse gas emissions of gas networks were largely eliminated.

We do not believe developments since January 2019 would change the conclusions of this review.

•
With respect to our US gas distribution assets, asset lives are assessed as part of detailed depreciation studies completed as part of each separate rate proceeding. Depreciation studies consider the physical condition of assets and the expected operational life of an asset. We believe these assessments are our best estimate of the UEL of our gas network assets in the US.

The weighted average remaining UEL for our US gas distribution fixed asset base is circa 50 years, however a sizeable proportion of our assets are assumed to have UELs which extend beyond 2080. We continue to believe the lives identified by rate proceedings are the best estimate of the assets’ UELs, although we continue to keep this assumption under review as we learn more about possible future pathways towards net zero. Whilst the targets, goals and ambitions have now been formalised in legislation in the states in which we operate, there is widespread recognition that work needs to be done to define the possible future decarbonisation pathways.
Asset depreciation lives feed directly into our regulatory recovery mechanisms, such that any shortening of asset recovery periods as agreed with regulators should be recoverable through future rates, subject to agreement, over future periods, as part of wider considerations around ensuring the continuing affordability of gas in our service territories.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

13. Property, plant and equipment continued
Given the uncertainty described relating to the UELs of our gas assets, below we provide a sensitivity on the depreciation charge for our UK and US regulated segments were a shorter UEL presumed:

	Increase in depreciation expense
	UK regulated £m	US regulated £m
UELs limited to 2050	37	151
UELs limited to 2060	13	66
UELs limited to 2070	—	26
Note that this sensitivity calculation excludes any assumptions regarding residual value for our asset base and the effect shortening asset depreciation lives would expect to have on our regulatory recovery mechanisms.
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

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction[1] £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2018	2,930	49,374	4,273	857	57,434
Exchange adjustments	114	2,001	70	47	2,232
Additions	34	391	3,533	57	4,015
Disposals	(35)	(357)	(159)	(44)	(595)
Reclassifications²	295	2,974	(3,292)	13	(10)
Cost at 1 April 2019 (as previously reported)	3,338	54,383	4,425	930	63,076
Right-of-use assets recognised on transition to IFRS 16³	381	67	—	20	468
Cost at 1 April 2019 (as restated)	3,719	54,450	4,425	950	63,544
Exchange adjustments	98	1,511	53	33	1,695
Additions	130	464	4,029	104	4,727
Disposals	(79)	(486)	(9)	(65)	(639)
Reclassifications[2,4]	29	4,303	(4,433)	14	(87)
Cost at 31 March 2020	3,897	60,242	4,065	1,036	69,240
Accumulated depreciation at 1 April 2018	(674)	(16,398)	—	(509)	(17,581)
Exchange adjustments	(19)	(501)	—	(25)	(545)
Depreciation charge for the year	(93)	(1,229)	(150)	(101)	(1,573)
Disposals	7	335	150	44	536
Reclassifications²	1	(1)	—	—	—
Accumulated depreciation at 1 April 2019	(778)	(17,794)	—	(591)	(19,163)
Exchange adjustments	(16)	(372)	—	(20)	(408)
Depreciation charge for the year	(92)	(1,252)	—	(120)	(1,464)
Disposals	36	464	—	58	558
Reclassifications²	3	(7)	—	11	7
Accumulated depreciation at 31 March 2020	(847)	(18,961)	—	(662)	(20,470)
Net book value at 31 March 2020	3,050	41,281	4,065	374	48,770
Net book value at 31 March 2019	2,560	36,589	4,425	339	43,913

1.	In 2019, included within disposals are UK nuclear connections development costs of £150 million (before £13 million of termination income) which were written off. See note 5 for further details.

2.	Represents amounts transferred between categories, (to)/from other intangible assets (see note 12), reclassifications from inventories and reclassifications between cost and accumulated depreciation.

3.	£468 million of additional right-of-use assets were recognised on transition to IFRS 16 on 1 April 2019. See note 37 for details.

4.
Comprises an £87 million reduction in gross cost of assets in the course of construction in our UK Electricity Transmission business for costs previously capitalised and accrued as due to a supplier that are no longer payable.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

13. Property, plant and equipment continued
Right-of-use assets
The Group leases various properties, land, equipment and cars. With effect from 1 April 2019, new lease arrangements entered into are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group (see note 37). The right-of-use asset and associated lease liability arising from a lease are initially measured at the present value of the lease payments expected over the lease term, plus any other costs. The discount rate applied is the rate implicit in the lease or, if that is not available, then the incremental rate of borrowing for a similar term and similar security. The lease term takes account of exercising any extension options that are at our option if we are reasonably certain to exercise the option and any lease termination options unless we are reasonably certain not to exercise the option. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period using the effective interest rate method. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as computers), the Group continues to recognise a lease expense on a straight-line basis.
Included within the net book value of property, plant and equipment at 31 March 2020 are right-of-use assets, split as follows:

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Net book value at 31 March 2020	364	95	—	225	684
Additions	10	1	—	73	84
Depreciation charge for the year ended 31 March 2020	(29)	(16)	—	(72)	(117)

The following balances have been included in the income statement for the year ended 31 March 2020 in respect of right-of-use assets:

Total £m
Included within net finance income and costs:
Interest expense on lease liabilities	(26)
Included within revenue:
Lease income	35
Included within operating expenses:
Expenses relating to low-value leases	(12)
The associated lease liabilities are disclosed in note 21.
The total of future minimum sub lease payments expected to be received under non-cancellable sub leases is £94 million (2019: £86 million).

	2020	2019
	£m	£m
Information in relation to property, plant and equipment
Capitalised interest included within cost	2,118	1,995
Contributions to cost of property, plant and equipment included within:
Trade and other payables	84	87
Non-current liabilities	428	372
Contract liabilities – current	76	61
Contract liabilities – non-current	1,082	933

14. Other non-current assets

Other non-current assets include assets that do not fall into any other non-current asset category (such as goodwill or property, plant and equipment) where the benefit to be received from the asset is not due to be received until after 31 March 2021.

	2020	2019
	£m	£m
Other receivables	35	28
Non-current tax assets	65	56
Prepayments	19	7
Accrued income¹	235	173
	354	264

1.	Includes accrued income in relation to property sales to the St William joint venture.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

15. Financial and other investments

The Group holds a range of financial and other investments. These investments include short-term money funds, quoted investments in equities or bonds of other companies, long-term loans to our joint ventures, investments in our venture capital portfolio (National Grid Partners), bank deposits with a maturity of greater than three months, and cash balances that cannot be readily used in operations, principally collateral pledged against derivative holdings.

The Group has reported four categories of financial investments, and the classification for each investment is dependent on its contractual cash flows and the business model it is held under and recognised on trade date.
Debt instruments that have contractual cash flows that are solely payments of principal and interest, and which are held within a business model whose objective is to collect contractual cash flows, are held at amortised cost. This category includes our long-term loans to joint ventures as well as receivables in relation to deposits and collateral.
Debt investments that have contractual cash flows that are solely payments of principal and interest, and which are held within a business model whose objective is both to collect the contractual cash flows and to sell the debt instruments, are measured at fair value through other comprehensive income. On disposal, any realised gains or losses are recycled to the income statement in investment income (see note 6). Other investments include insurance contracts, measured at fair value, and held to back the present value of unfunded obligations in note 25.
The Group has elected to measure equity instruments at fair value through other comprehensive income that are shares held as part of a portfolio of financial instruments which back some long-term employee liabilities. They are not held for trading and so recognising gains and losses on these investments in profit and loss would not be representative of performance in the year. On disposal, any realised gains and losses are transferred to retained profits (see note 28).
Other financial investments are subsequently measured at fair value through profit and loss. This primarily comprises our money market funds, insurance company fund investments and corporate venture capital investments held by National Grid Partners.
Financial and other investments are initially recognised on trade date. Subsequent to initial recognition, the fair values of financial assets that are quoted in active markets are based on bid prices. When independent prices are not available, fair values are determined using valuation techniques used by the relevant markets. The techniques use observable market data to the extent available.

	2020	2019
	£m	£m
Non-current
Debt and other investments at fair value through other comprehensive income	352	343
Equity investments at fair value through other comprehensive income	83	93
Investments at fair value through profit and loss	108	62
Loans to joint ventures¹	—	169
	543	667
Current
Investments at fair value through profit and loss	1,278	1,311
Financial assets at amortised cost	720	670
	1,998	1,981
	2,541	2,648
Financial and other investments include the following:
Investments in short-term money funds²	978	969
Insurance company fund investments³	300	342
Equities[4]	83	93
Bonds[4]	132	122
Cash surrender value of life insurance policies[4]	220	221
Loans to joint ventures	—	169
National Grid Partners and other investments[5]	108	62
Restricted balances:
Collateral[6]	685	637
Other	35	33
	2,541	2,648

1.	As at 31 March 2019, this related to a loan to a joint venture, which was measured at amortised cost.

2.	Includes £1 million (2019: £6 million) held as insurance company fund investments and £26 million (2019: £22 million) US non-qualified plan investments, and therefore restricted.

3.	Includes restricted amounts of £300 million (2019: £342 million) held as insurance company fund investments.

4.	Includes restricted amounts of £435 million (2019: £436 million) relating to US non-qualified plan investments.

5.	This includes a series of small unquoted equity investments held by National Grid Partners of £97 million (2019: £51 million).

6.	Refers to collateral placed with counterparties with whom we have entered into a credit support annex to the ISDA (International Swaps and Derivatives Association) Master Agreement.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

15. Financial and other investments continued
Fair value through profit and loss and fair value through other comprehensive income investments are recorded at fair value. The carrying value of current financial assets at amortised cost approximates their fair values, primarily due to short-dated maturities. The carrying value of the non-current loans to joint ventures approximates their fair values as at 31 March 2019. The exposure to credit risk at the reporting date is the fair value of the financial investments. For further information on our credit risk, refer to note 32(a).
For the purposes of impairment assessment, the investments in bonds are considered to be low risk as they are managed with an investment remit to hold investment grade securities; life insurance policies are held with regulated insurance companies; and deposits, collateral receivable and other financial assets at amortised cost are investment grade. All financial assets held at fair value through other comprehensive income or amortised cost are therefore considered to have low credit risk and have a loss allowance equal to 12-month expected credit losses.
In determining the expected credit losses for these assets, some or all of the following information has been considered: credit ratings, the financial position of counterparties, the future prospects of the relevant industries and general economic forecasts.
No fair value through other comprehensive income or amortised cost financial assets have had modified cash flows during the period. There has been no change in the estimation techniques or significant assumptions made during the year in assessing the loss allowance for these financial assets. There were no significant movements in the gross carrying value of financial assets during the year that contribute to changes in the loss allowance. No collateral is held in respect of any of the financial investments in the above table. No balances are more than 30 days past due, and no balances were written off during the year.

16. Investments in joint ventures and associates

Investments in joint ventures and associates represent businesses we do not control but over which we exercise joint control or significant influence. They are accounted for using the equity method. A joint venture is an arrangement established to engage in economic activity, which the Group jointly controls with other parties and has rights to the net assets of the arrangement. An associate is an entity which is neither a subsidiary nor a joint venture, but over which the Group has significant influence.

	2020			2019
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Share of net assets at 1 April	291	317	608	1,807	361	2,168
Exchange adjustments	20	12	32	17	(6)	11
Additions	16	156	172	58	85	143
Capitalisation of shareholder loan to Nemo Link Limited	—	176	176	—	—	—
Impairment charge against investment in Quadgas	—	—	—	(43)	—	(43)
Transfer of interest in Quadgas to assets held for sale	—	—	—	(1,625)	—	(1,625)
Share of post-tax results for the year	40	47	87	67	11	78
Share of other comprehensive income of associates, net of tax	1	—	1	37	—	37
Dividends received	(41)	(34)	(75)	(38)	(30)	(68)
Other movements¹	14	(20)	(6)	11	(104)	(93)
Share of net assets at 31 March	341	654	995	291	317	608

1.	Other movements on joint ventures relate to reducing the carrying value of the investment in St William Homes LLP to reflect deferred income we expect to recognise over the next 10 years.
A list of joint ventures and associates including the name and proportion of ownership is provided in note 34. Transactions with and outstanding balances with joint ventures and associates are shown in note 31. The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interests in the joint ventures and associates. The Group has capital commitments of £240 million (2019: £18 million) in relation to joint ventures.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

16. Investments in joint ventures and associates continued
At 31 March 2020, the Group had three material joint ventures, being its 50% equity stakes in BritNed and Nemo Link Limited (Nemo) and its 51% stake in Emerald Energy Venture LLC (Emerald). The Group has one material associate, being its 26.25% investment in Millennium Pipeline Company LLC. BritNed is a joint venture with the Dutch transmission system operator, TenneT, and operates the subsea electricity link between Great Britain and the Netherlands, commissioned in 2011. Nemo is a joint venture with the Belgian transmission operator, Elia, and is a subsea electricity interconnector between the UK and Belgium, which became operational on 31 January 2019. BritNed and Nemo have reporting periods ending on 31 December with monthly management reporting information provided to National Grid. Emerald is a joint venture with Washington State Investment Board and builds and operates wind and solar assets. Emerald was acquired on 11 July 2019. Millennium Pipeline Company LLC is an associate that owns a natural gas pipeline from southern New York to the Lower Hudson Valley. Summarised financial information as at 31 March, together with the carrying amount of the investments, is as follows:

	BritNed Development Limited		Millennium Pipeline Company LLC		Nemo Link Limited		Emerald Energy Venture LLC
	2020	2019	2020	2019	2020	2019	2020
	£m	£m	£m	£m	£m	£m	£m
Statement of financial position
Non-current assets	399	370	971	937	582	537	435
Cash and cash equivalents	54	59	33	35	26	47	66
All other current assets	4	2	26	22	5	3	6
Non-current liabilities	(45)	(11)	(315)	(326)	(29)	2	(232)
Current liabilities	(16)	(28)	(43)	(84)	(10)	(375)	(2)
Net assets	396	392	672	584	574	214	273
Group’s ownership interest in joint venture/associate	198	196	176	153	287	107	139
Group adjustment: elimination of profits on sales to joint venture	—	—	—	—	—	—	(10)
Carrying amount of the Group’s investment	198	196	176	153	287	107	129

	BritNed Development Limited		Millennium Pipeline Company LLC		Nemo Link Limited		Emerald Energy Venture LLC
	2020	2019	2020	2019	2020	2019	2020
	£m	£m	£m	£m	£m	£m	£m
Income statement
Revenue	80	87	206	166	45	12	19
Depreciation and amortisation	(14)	(13)	(46)	(34)	(23)	(4)	(7)
Other costs	(10)	(10)	(20)	(24)	(8)	(4)	(10)
Operating profit	56	64	140	108	14	4	2
Net interest expense	—	—	(22)	(11)	—	—	(3)
Profit before tax	56	64	118	97	14	4	(1)
Income tax expense	(10)	(10)	—	—	(2)	—	—
Profit for the year	46	54	118	97	12	4	(1)
Group’s share of profit/(loss)	23	27	31	25	6	2	(1)
Group adjustment: Tax charge	—	—	(9)	—	—	—	—
Group’s share of post-tax results for the year	23	27	22	25	6	2	(1)

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

17. Derivative financial instruments

Derivatives are financial instruments that derive their value from the price of an underlying item such as interest rates, foreign exchange rates, credit spreads, commodities, equities or other indices. In accordance with policies approved by the Board, derivatives are transacted generally to manage exposures to fluctuations in interest rates, foreign exchange rates and commodity prices. Our derivatives balances comprise two broad categories:
•    financing derivatives managing our exposure to interest rates and foreign exchange rates. Specifically, we use these derivatives to manage our financing portfolio, holdings in foreign operations and contractual operational cash flows; and
•    commodity contract derivatives managing our US customers’ exposure to price and supply risks. Some forward contracts for the purchase of commodities meet the definition of derivatives and are included here. We also enter into derivative financial instruments linked to commodity prices, including index futures, options and swaps. These are used to manage market price volatility.

Derivatives are initially recognised at fair value and subsequently remeasured to fair value at each reporting date. Changes in fair values are recorded in the period they arise, in either the consolidated income statement or other comprehensive income as required by IFRS 9. Where the gains or losses recorded in the income statement arise from changes in the fair value of derivatives to the extent that hedge accounting is not applied or is not fully effective, these are recorded as remeasurements, detailed in notes 5 and 6. Where the fair value of a derivative is positive it is carried as a derivative asset, and where negative as a derivative liability.
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
Further information on how derivatives are valued and used for risk management purposes is presented in note 32.
Information on commodity contracts and other commitments not meeting the definition of derivatives is presented in note 30.
The fair values of derivatives by category are as follows:

	2020			2019
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Financing derivatives	1,267	(1,134)	133	1,052	(1,084)	(32)
Commodity contract derivatives	75	(200)	(125)	101	(99)	2
	1,342	(1,334)	8	1,153	(1,183)	(30)
(a) Financing derivatives
The fair values of financing derivatives by type are as follows:

	2020			2019
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Interest rate swaps	556	(337)	219	539	(384)	155
Cross-currency interest rate swaps	643	(514)	129	470	(443)	27
Foreign exchange forward contracts¹	58	(39)	19	41	(41)	—
Inflation-linked swaps	—	(234)	(234)	—	(214)	(214)
Equity options	10	(10)	—	2	(2)	—
	1,267	(1,134)	133	1,052	(1,084)	(32)

1.	Included within the foreign exchange forward contracts balance is £(3) million (2019: £32 million) of derivatives in relation to hedging of capital expenditure.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

17. Derivative financial instruments continued
(a) Financing derivatives continued
The maturity profile of financing derivatives is as follows:

	2020			2019
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than 1 year	62	(254)	(192)	56	(282)	(226)
	62	(254)	(192)	56	(282)	(226)
Non-current
In 1 to 2 years	480	(51)	429	19	(193)	(174)
In 2 to 3 years	13	(5)	8	416	(1)	415
In 3 to 4 years	20	(28)	(8)	11	—	11
In 4 to 5 years	31	(109)	(78)	20	(14)	6
More than 5 years	661	(687)	(26)	530	(594)	(64)
	1,205	(880)	325	996	(802)	194
	1,267	(1,134)	133	1,052	(1,084)	(32)
The notional contract1 amounts of financing derivatives by type are as follows:

	2020	2019
	£m	£m
Interest rate swaps	(3,101)	(6,299)
Cross-currency interest rate swaps	(8,097)	(6,700)
Foreign exchange forward contracts	(3,284)	(2,937)
Inflation-linked swaps	(500)	(500)
Equity options	(800)	(800)
	(15,782)	(17,236)

1.	The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the reporting date.
(b) Commodity contract derivatives
The fair values of commodity contract derivatives by type are as follows:

	2020			2019
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Commodity purchase contracts accounted for as derivative contracts
Forward purchases of gas	64	(108)	(44)	66	(78)	(12)
Derivative financial instruments linked to commodity prices
Electricity swaps	4	(83)	(79)	29	(19)	10
Gas swaps	7	(8)	(1)	5	(1)	4
Gas options	—	(1)	(1)	1	(1)	—
	75	(200)	(125)	101	(99)	2

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

17. Derivative financial instruments continued
(b) Commodity contract derivatives continued
The maturity profile of commodity contract derivatives is as follows:

	2020			2019
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than one year	31	(126)	(95)	52	(68)	(16)
	31	(126)	(95)	52	(68)	(16)
Non-current
In 1 to 2 years	8	(35)	(27)	14	(9)	5
In 2 to 3 years	9	(24)	(15)	9	(8)	1
In 3 to 4 years	8	(12)	(4)	6	(4)	2
In 4 to 5 years	7	(1)	6	6	(4)	2
More than 5 years	12	(2)	10	14	(6)	8
	44	(74)	(30)	49	(31)	18
	75	(200)	(125)	101	(99)	2
The notional quantities of commodity contract derivatives by type are as follows:

	2020	2019
Forward purchases of gas[1]	102m Dth	52m Dth
Electricity swaps	12,836 GWh	12,848 GWh
Electricity options	0 GWh	10,444 GWh
Gas swaps	89m Dth	87m Dth
Gas options	26m Dth	34m Dth

1.	Forward gas purchases have terms up to four years (2019: two years). The contractual obligations under these contracts are £128 million (2019: £108 million).

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

	2020	2019
	£m	£m
Fuel stocks	151	99
Raw materials and consumables	265	184
Current intangible assets – emission allowances	133	87
	549	370
There is a provision for obsolescence of £21 million against inventories as at 31 March 2020 (2019: £20 million).

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

19. Trade and other receivables

Trade and other receivables are amounts which are due from our customers for services we have provided.
Trade and other receivables are initially recognised at fair value and subsequently measured at amortised cost, less any appropriate allowances for estimated irrecoverable amounts.

	2020	2019
	£m	£m
Trade receivables	1,551	1,899
Accrued income	869	883
Prepayments	408	237
Other receivables	158	134
	2,986	3,153
Trade receivables are non-interest-bearing and generally have a 30 to 90 days term. Due to their short maturities, the fair value of trade and other receivables approximates their carrying value. The maximum exposure of trade receivables to credit risk is the gross carrying amount of £2,063 million (2019: £2,293 million).
Provision for impairment of receivables
A provision for credit losses is recognised at an amount equal to the expected credit losses that will arise over the lifetime of the trade receivables and accrued income.

	2020	2019
	£m	£m
At 1 April	394	309
Exchange adjustments	20	24
Charge for the year, net of recoveries	234	181
Uncollectible amounts written off	(136)	(120)
At 31 March	512	394
The trade receivables balance, accrued income balance and provisions balance split by geography is as follows:

	As at 31 March 2020			As at 31 March 2019
	UK	US	Total	UK	US	Total
	£m	£m	£m	£m	£m	£m
Trade receivables	227	1,836	2,063	313	1,980	2,293
Accrued income	461	408	869	445	438	883
Provision for impairment of trade receivables	(40)	(472)	(512)	(40)	(354)	(394)
There are no retail customers in the UK businesses. A provision matrix is not used in the UK as an assessment of expected losses on individual debtors is performed, and the provision is not material.
In the US, £1,806 million (2019: £1,885 million) of the trade receivables and unbilled revenue balance is attributable to retail customers. For non-retail US customer receivables, a provision matrix is not used and expected losses are determined on individual debtors.
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
In March 2020, the Group's US distribution businesses ceased certain customer cash collection activities in response to regulatory instructions and to changes in State, Federal and City level regulations and guidance, and actions to minimise risk to the Group's employees. The Group has also ceased customer termination activities as requested by relevant local authorities. In addition, we have considered the macroeconomic data including unemployment levels and our previous experience regarding debtor recoverability during and in the aftermath of the 2008/09 financial crisis (which impacted all of our service territories) and that following Superstorm Sandy in 2012 which impacted our downstate New York gas business specifically.
Based on our review of these factors, we concluded that a reasonable range for the additional provision recognised in light of the cessation of customer terminations and collections following the moratoriums introduced would lie between £81 million and £161 million ($100 million and $200 million). We concluded an additional charge of £117 million represented our best estimate based on the information available, primarily as this represented an impact twice as severe as Superstorm Sandy, adjusted to incorporate all service territories impacted.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

19. Trade and other receivables continued
The average expected loss rates and gross balances for the retail customer receivables in our US operations are set out below:

	2020	2020	2019	2019
	%	£m	%	£m
Unbilled revenue	5	395	—	420
0 – 30 days	5	623	3	736
30 – 60 days	14	184	12	194
60 – 90 days	29	105	20	89
3 – 6 months	47	119	30	109
6 – 12 months	63	104	39	99
Over 12 months	79	276	68	238
		1,806		1,885
The year-on-year movements in average expected loss rates are driven primarily as a result of the moratoriums on cash collection and termination activities outlined above.
US retail customer receivables are not collateralised. Trade receivables are written off when regulatory requirements are met. Write-off policies vary between jurisdictions as they are aligned with the local regulatory requirements, which differ between regulators. There were no significant amounts written off during the period that were still subject to enforcement action. Our internal definition of default is aligned with that of the individual regulators in each jurisdiction.
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
Net cash and cash equivalents held in currencies other than sterling have been converted into sterling at year-end exchange rates. For further information on currency exposures, refer to note 32(c).

	2020	2019
	£m	£m
Cash at bank	73	177
Short-term deposits	—	75
Cash and cash equivalents	73	252

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

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

All borrowings are accounted for at amortised cost, with the exception of one liability measured at fair value through profit and loss, in order to eliminate a measurement mismatch.
Borrowings, which include interest-bearing, zero-coupon and inflation-linked debt, overdrafts and collateral payable, are initially recorded at fair value. This normally reflects the proceeds received (net of direct issue costs for liabilities measured at amortised cost). Subsequently, borrowings are stated either: i) at amortised cost; or ii) at fair value though profit and loss. Where a borrowing is held at amortised cost, any difference between the proceeds after direct issue costs and the redemption value is recognised over the term of the borrowing in the income statement using the effective interest method. For the liability held at fair value through profit and loss, interest is calculated using the effective interest method.
Where a borrowing or liability is held at fair value, changes in the fair value of the borrowing due to changes in the issuer’s credit risk are recorded in the own credit reserve (see note 28). All other changes in the fair value of the liability are recognised in the income statement within remeasurements (see notes 5 and 6).

	2020	2019
	£m	£m
Current
Bank loans	1,244	641
Bonds	1,446	1,973
Commercial paper	1,269	1,792
Lease liabilities	112	65
Other loans	1	1
	4,072	4,472
Non-current
Bank loans	2,819	2,599
Bonds¹	23,094	21,278
Lease liabilities	623	205
Other loans	186	176
	26,722	24,258
Total borrowings	30,794	28,730

1.	Includes a liability held at fair value through profit and loss of £741 million (2019: £667 million).

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

21. Borrowings continued
Total borrowings are repayable as follows:

	2020	2019
	£m	£m
Less than 1 year	4,072	4,472
In 1 to 2 years	2,212	2,393
In 2 to 3 years	1,664	1,990
In 3 to 4 years	757	1,553
In 4 to 5 years	2,122	714
More than 5 years:
By instalments	870	959
Other than by instalments	19,097	16,649
	30,794	28,730
The fair value of borrowings at 31 March 2020 was £34,174 million (2019: £32,252 million). Where market values were available, fair value of borrowings (Level 1) was £14,059 million (2019: £14,356 million). Where market values were not available, fair value of borrowings (Level 2) was £20,115 million (2019: £17,896 million), calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2020 was £30,422 million (2019: £28,417 million).
In April 2020, National Grid Electricity Transmission plc issued a £0.4 billion fixed interest rate bond from the NGET EMTN programme with a 20-year tenor and The Narragansett Electric Company issued a $0.6 billion (£0.5 billion) fixed interest rate bond with a 10-year tenor. Both issuances are part of the continued Group funding arrangements.
During the year, the assets of the Colonial Gas Company were merged with the Boston Gas Company, and have been ringfenced post-merger, and certain gas distribution assets of The Narragansett Electric Company are subject to liens and other charges and are provided as collateral over borrowings totalling £84 million at 31 March 2020 (2019: £81 million).
Collateral is placed with or received from any derivative counterparty where we have entered into a credit support annex to the ISDA Master Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £785 million (2019: £558 million) in respect of cash received under collateral agreements. For further details of our borrowing facilities, refer to note 33. For further details of our bonds in issue, please refer to the debt investor section of our website. Unless included herein, the information on our website is unaudited.
Financial liability at fair value through profit and loss
The financial liability designated at fair value through profit and loss is analysed as follows:

i)
the fair value of the liability was £741 million (2019: £667 million), which includes cumulative change in fair value attributable to changes in credit risk recognised in other comprehensive income, post tax of £10 million (2019: £13 million);

ii)	the amount repayable at maturity in November 2021 is £759 million (2019: £724 million); and

iii)	the difference between carrying amount and contractual amount at maturity is £18 million (2019: £57 million).
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

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

21. Borrowings continued
Lease liabilities
The Group adopted IFRS 16 on 1 April 2019, which resulted in the recognition of £474 million of additional lease liabilities. As we applied the modified retrospective approach to transition, comparatives were not restated. Refer to note 37 for details.
Lease liabilities are initially measured at the present value of the lease payments expected over the lease term. The discount rate applied is the rate implicit in the lease or if that is not available, then the incremental rate of borrowing for a similar term and similar security. The lease term takes account of exercising any extension options that are at our option if we are reasonably certain to exercise the option and any lease termination options unless we are reasonably certain not to exercise the option. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period using the effective interest rate method.

	2020	2019
	£m	£m
Gross lease liabilities are repayable as follows:
Less than 1 year	132	65
1 to 5 years	361	183
More than 5 years	481	62
	974	310
Less: finance charges allocated to future periods	(239)	(40)
	735	270
The present value of lease liabilities are as follows:
Less than 1 year	112	65
1 to 5 years	297	156
More than 5 years	326	49
	735	270

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

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost. Contingent consideration is measured at fair value.

	2020	2019
	£m	£m
Trade payables	2,205	2,404
Deferred payables	137	217
Customer contributions¹	84	87
Social security and other taxes	202	159
Contingent consideration²	30	—
Other payables	944	902
	3,602	3,769

1.	From government-related entities.

2.	Contingent consideration relates to the acquisition of Geronimo (see note 38).
Due to their short maturities, the fair value of trade payables approximates their carrying value.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

23. Contract liabilities

Contract liabilities primarily relate to the advance consideration received from customers for construction contracts, mainly in relation to connections, for which revenue is recognised over the life of the asset.

	2020	2019
	£m	£m
Current	76	61
Non-current	1,082	933
	1,158	994
Significant changes in the contract liabilities balances during the period are as follows:

	2020	2019
	£m	£m
As at 1 April	994	866
Exchange adjustments	39	29
Revenue recognised that was included in the contract liability balance at the beginning of the period	(60)	(51)
Increases due to cash received, excluding amounts recognised as revenue during the period	185	155
Changes due to amounts recognised as revenue	—	(5)
At 31 March	1,158	994

24. Other non-current liabilities

Other non-current liabilities include deferred income which will not be recognised as income until after 31 March 2021. It also includes payables that are not due until after that date.
Contingent consideration is measured at fair value. All other non-current liabilities are initially recognised at fair value and subsequently measured at amortised cost.

	2020	2019
	£m	£m
Deferred income¹	101	96
Customer contributions²	428	372
Contingent consideration³	44	—
Other payables	318	340
	891	808

1.	Principally the deferral of profits relating to the sale of property, which we expect to recognise in future years.

2.	From government-related entities.

3.	Contingent consideration relates to the acquisition of Geronimo (see note 38).
There is no material difference between the fair value and the carrying value of other payables.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits

All of our employees are eligible to participate in a pension plan. We have defined benefit (DB) and defined contribution (DC) pension plans in the UK and the US. In the US we also provide healthcare and life insurance benefits to eligible employees, post-retirement. The fair value of associated plan assets and present value of DB obligations are updated annually in accordance with IAS 19 (revised). We separately present our UK and US pension plans to show geographical split. Below we provide a more detailed analysis of the amounts recorded in the primary financial statements and the actuarial assumptions used to value the DB obligations.

National Grid’s UK pension arrangements are held in separate Trustee administered funds. The arrangements are managed by Trustee companies with boards consisting of company- and member-appointed directors. In the US, the assets of the plans are held in trusts and administered by the Retirement Plans Committee comprised of appointed employees of the Company.

Defined contribution plans
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
The National Grid YouPlan
YouPlan is the qualifying UK pension plan that is used for automatic enrolment of new hires.
National Grid pays contributions into YouPlan to provide DC benefits on behalf of employees. National Grid provides a double match of member contributions, up to a maximum Company contribution of 12% of salary as well as the cost of administration and insured benefits.
Defined benefit plans
On retirement, members of DB plans receive benefits whose value is dependent on factors such as salary and length of pensionable service. National Grid’s obligation in respect of DB pension plans is calculated separately for each DB plan by projecting the estimated amount of future benefit payments that employees have earned for their pensionable service in the current and prior periods. These future benefit payments are discounted to determine the present value of the liabilities. Current service cost and any unrecognised past service cost are recognised immediately. The discount rate used is the yield curve at the valuation date on high-quality corporate bonds.
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
The principal UK DB pensions plans are the National Grid UK Pension Scheme (NGUKPS) and the National Grid Electricity Group of the Electricity Supply Pension Scheme (NGEG of ESPS). In the US, we have four principal plans and various healthcare and life insurance plans.
The COVID-19 pandemic
The COVID-19 pandemic has had a global impact on economies, equity and bond markets. Market volatility during March has had an impact on the value of assets held by our DB and DC pension plans. Our UK DB plans have low-risk investment strategies with limited exposure to equities and other return seeking assets, whilst the US plans have a greater exposure to these asset classes.
UK Pensions plans
The arrangements are subject to independent actuarial funding valuations at least every three years, and following consultation and agreement with us, the qualified actuary certifies the employers’ contributions, which, together with the specified contributions payable by the employees and proceeds from the plans’ assets, are expected to be sufficient to fund the benefits payable.
The results of the most recent actuarial valuations are shown below. See page 167 for the assumptions used for IAS 19 (revised) purposes. The actuarial valuations for NGUKPS as at 31 March 2019 have recently been completed, while we expect the valuation for NGEG of ESPS to be finalised by 30 June 2020.

	Section A of NGUKPS	Section B of NGUKPS	NGEG of ESPS
Latest full actuarial valuation	31 March 2019	31 March 2019	31 March 2016
Actuary	Willis Towers Watson	Willis Towers Watson	Aon Hewitt
Market value of plan assets at latest valuation	£6,551 million	£5,765 million	£2,553 million
Actuarial value of benefits due to members	£6,502 million	£5,831 million	£3,053 million
Market value as percentage of benefits	101%	99%	84%
Funding surplus/(deficit)	£49 million	(£66 million)	(£500 million)
Funding surplus/(deficit) net of tax	£41 million	(£55 million)	(£415 million)

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

25. Pensions and other post-retirement benefits continued
National Grid UK Pension Scheme
NGUKPS consists of three sections, each legally and actuarially separate. Sections A and B are supported by companies within the Group, while Section C is supported by Cadent Gas Limited, now an unrelated third party. The plan closed to new hires on 1 April 2002.
Section A
Following the latest actuarial valuation at 31 March 2019, Section A remains in surplus, and so no deficit funding contributions are required. National Grid and the Trustees have agreed a schedule of contributions whereby the employers will continue to contribute 51.8% of pensionable salary, less member contributions, in respect of future benefit accrual.
As part of the sectionalisation of NGUKPS on 1 January 2017, a guarantee of £1 billion has been provided to Section A. This payment is contingent on insolvency or on failure to pay pension obligations to Section A and can be claimed against National Grid plc, National Grid Holdings One plc or Lattice Group Limited (up to £1 billion in total).
Section B
The latest full actuarial valuation at 31 March 2019 determined that Section B was in deficit. In addition to a £34 million payment already made in September 2019, National Grid and the Trustees agreed that an additional payment of approximately £32 million will be made by September 2020 to eliminate the funding deficit. In addition, the employers contribute 51.4% of pensionable salary, less member contributions, in respect of future benefit accrual.
Pensions buy-ins
During the year, the Trustees of the NGUKPS entered into two buy-in arrangements in order to manage various risks. The policies provide bulk annuities in respect of some pensioner and dependant members of Sections A and B of NGUKPS and were funded by existing assets. In Section A, £2.8 billion of gilts were exchanged for a buy-in policy with Rothesay Life. In Section B, £1.6 billion of gilts were exchanged for a buy-in policy with Legal & General. Both policies are held by the Trustee. For both transactions, the pricing of the policies was highly competitive; however, under IAS 19 the methodology for calculating the value of the buy-ins (as an asset held by the pension plan) differs from the price paid. This resulted in the recognition of an actuarial loss of £0.7 billion on purchase, recorded within the consolidated statement of other comprehensive income.
National Grid Electricity Group of the Electricity Supply Pension Scheme
The last full actuarial valuation for the NGEG of the ESPS determined that the plan was in deficit. National Grid and the Trustees agreed on a schedule of contributions, whereby deficit funding of £48 million is payable each year from 2016 to 2027, which should lead to the elimination of the funding shortfall by March 2027. All deficit funding amounts due will be adjusted for changes in the RPI. In addition, National Grid contributes 40.7% of pensionable salary, less member contributions, in respect of the ongoing service cost. The plan closed to new hires from 1 April 2006.
The plan holds a longevity insurance contract which covers improvements in longevity, providing long-term protection to the scheme, should some pensioner and dependant members live longer than currently expected.
Administration costs
Up to 31 March 2020, National Grid was responsible for the costs of plan administration and the Pension Protection Fund (PPF) levies for both Sections A and B of NGUKPS, and NGEG of ESPS. However, from 1 April 2020 onwards this will only apply to Section B of NGUKPS and NGEG of ESPS, whilst Section A of NGUKPS will fund these costs from the Section’s assets.
Security arrangements
National Grid has also established security arrangements with charges in favour of the Trustees.

	Section A of NGUKPS	Section B of NGUKPS	NGEG of ESPS
Value of security arrangements at 31 March 2020[1]	£315 million	£180 million	£239 million
Principal supporting employers	National Grid plc and National Grid UK Limited	National Grid Gas plc (NGG)	National Grid Electricity Transmission plc (NGET)
Additional amounts payable[2] at 31 March 2020	£72 million	A maximum of £280 million	A maximum of £500 million

1.	Following the completion of the March 2019 valuations for Sections A and B of NGUKPS, these amounts have changed to £186 million for Section A and to £nil for Section B.

2.	These amounts are payable if certain trigger events occur which have been individually agreed between the plans and their relevant supporting employers.
The majority of the security is provided in the form of surety bonds with the remainder in letters of credit. The assets held in security will be paid to the respective section or plan in the event that the relevant supporting employer is subject to an insolvency event or fails to make the required contributions; and applicable to NGEG of ESPS only, if NGET loses its licence to operate under relevant legislation. Counter indemnities have also been taken out to ensure the obligations will be fulfilled.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits continued
US pension plans
National Grid has multiple DC pension plans which allow employee as well as Company contributions. Non-union employees hired after 1 January 2011, as well as new hire represented union employees, receive a core contribution into the DC plan, irrespective of the employee’s contribution into the plan.
National Grid sponsors four non-contributory qualified DB pension plans, which provide vested union employees, and vested non-union employees hired before 1 January 2011 with retirement benefits within prescribed limits as defined by the US Internal Revenue Service. National Grid also provides non-qualified DB pension arrangements for a section of current and former employees, which are closed to new entrants. Benefits under the DB plans generally reflect age, years of service and compensation and are paid in the form of an annuity or lump sum. An independent actuary performs valuations annually. The Company funds the DB plans by contributing no less than the minimum amount required, but no more than the maximum tax-deductible amount allowed under US Internal Revenue Service regulations. The range of contributions determined under these regulations can vary significantly depending upon the funded status of the plans. At present, there is some flexibility in the amount that is contributed on an annual basis. In general, the Company’s policy for funding the US pension plans is to contribute the amounts collected in rates and capitalised in the rate base during the year, to the extent that the funding is no less than the minimum amount required. For the current financial year, these contributions amounted to approximately £153 million (2019: £231 million).
US retiree healthcare and life insurance plans
National Grid provides healthcare and life insurance benefits to eligible employees, post-retirement. Eligibility is based on certain age and length of service requirements, and in most cases, retirees contribute to the cost of their healthcare coverage. In the US, there is no governmental requirement to pre-fund post-retirement healthcare and life insurance plans. However, in general, the Company’s policy for funding the US retiree healthcare and life insurance plans is to contribute amounts collected in rates and capitalised in the rate base during the year. For the current financial year, these contributions amounted to £18 million (2019: £14 million).
For the last few years it has been the Company’s policy to primarily direct contributions to the DB pension plans due to concerns over tax deductible limitations relating to the retiree and healthcare and life insurance plans.
Actuarial assumptions
The Company has applied the following financial assumptions in assessing DB liabilities:

	UK pensions
	2020	2019	2018
	%	%	%
Discount rate – past service	2.35	2.40	2.60
Discount rate – future service	2.35	2.45	2.65
Salary increases	2.90	3.50	3.40
Rate of increase in RPI – past service	2.65	3.25	3.15
Rate of increase in RPI – future service	2.45	3.20	3.10
At 31 March 2020, single equivalent financial assumptions are shown above for presentational purposes, although full yield curves have been used in our calculations. In 2018 and 2019, single equivalent financial assumptions were set which reflected the average duration for the aggregate past and future service obligations.
The discount rate is determined by reference to high-quality UK corporate bonds at the reporting date. The rate of increase in salaries has been set using a promotional scale where appropriate. The rates of increases stated are not indicative of historical increases awarded or a guarantee of future increase, but merely an appropriate assumption used in assessing DB liabilities. Retail Price Index (RPI) is the key assumption that determines assumed increases in pensions in payment and deferment in the UK only.

	US pensions			US other post-retirement benefits
	2020	2019	2018	2020	2019	2018
	%	%	%	%	%	%
Discount rate	3.30	3.95	4.00	3.30	3.95	4.00
Salary increases	3.50	3.50	3.50	3.50	3.50	3.50
Initial healthcare cost trend rate	n/a	n/a	n/a	7.00	7.25	7.50
Ultimate healthcare cost trend rate	n/a	n/a	n/a	4.50	4.50	4.50
Discount rates for US pension liabilities have been determined by reference to appropriate yields on high-quality US corporate bonds at the reporting date based on the duration of plan liabilities. The healthcare cost trend rate is expected to reach the ultimate trend rate by 2030 (2019: 2028).

	2020		2019		2018
	UK years	US years	UK years	US years	UK years	US years

Assumed life expectations for a retiree age 65
Males	22.1	20.9	22.0	22.1	22.3	22.0
Females	23.8	23.4	23.6	24.2	23.9	24.2
In 20 years:
Males	23.3	22.5	23.3	23.7	23.7	23.6
Females	25.3	25.1	25.2	25.9	25.5	25.8

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

25. Pensions and other post-retirement benefits continued
Maturity profile of DB obligations
The weighted average duration of the DB obligation for each category of plan is 14 years for UK pension plans; 14 years for US pension plans and 16 years for US other post-retirement benefit plans.
As at the reporting date, the present value of the funded obligations split according to member status was approximately:

•	UK pensions: 8% active members (2019: 10%; 2018: 10%); 14% deferred members (2019: 16%; 2018: 18%); 78% pensioner members (2019: 74%; 2018: 72%);

•	US pensions: 36% active members (2019: 37%; 2018: 38%); 9% deferred members (2019: 9%; 2018: 8%); 55% pensioner members (2019: 54%; 2018: 54%); and

•	US other post-retirement benefits: 35% active members (2019: 39%; 2018: 38%); 0% deferred members (2019: 0%; 2018: 0%); 65% pensioner members (2019: 61%; 2018: 62%).
For sensitivity analysis see note 35.
Amounts recognised in the consolidated statement of financial position

	2020	2019	2018
	£m	£m	£m
Present value of funded obligations	(24,281)	(24,609)	(23,747)
Fair value of plan assets	23,748	24,793	23,858
	(533)	184	111
Present value of unfunded obligations	(345)	(330)	(307)
Other post-employment liabilities	(75)	(72)	(67)
Net defined benefit liability	(953)	(218)	(263)
Represented by:
Liabilities	(2,802)	(1,785)	(1,672)
Assets	1,849	1,567	1,409
	(953)	(218)	(263)
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK Pensions			US Pensions			US other post-retirement benefits
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Present value of funded obligations	(12,775)	(14,200)	(14,152)	(7,809)	(6,901)	(6,349)	(3,697)	(3,508)	(3,246)
Fair value of plan assets	14,364	15,507	15,330	6,972	6,646	6,030	2,412	2,640	2,498
	1,589	1,307	1,178	(837)	(255)	(319)	(1,285)	(868)	(748)
Present value of unfunded obligations	(69)	(76)	(74)	(276)	(254)	(233)	—	—	—
Other post-employment liabilities	—	—	—	—	—	—	(75)	(72)	(67)
Net defined benefit asset/(liability)	1,520	1,231	1,104	(1,113)	(509)	(552)	(1,360)	(940)	(815)
Represented by:
Liabilities	(69)	(76)	(74)	(1,373)	(769)	(783)	(1,360)	(940)	(815)
Assets	1,589	1,307	1,178	260	260	231	—	—	—
	1,520	1,231	1,104	(1,113)	(509)	(552)	(1,360)	(940)	(815)
The recognition of the pension assets in both the UK in relation to the NGUKPS, the NGEG of ESPS and the US in relation to Niagara Mohawk Plan reflects legal and actuarial advice that we have taken regarding recognition of surpluses under IFRIC 14. We have concluded that the Group has an unconditional right to a refund from the individual plans, including from each Section of the NGUKPS and the NGEG of ESPS, in the event of a winding up. In the UK, the Trustees must seek the agreement of the Company to any benefit augmentation beyond the provisions set out in the Scheme Rules. In the US, surplus assets may be used to pay benefits under other Plans, thereby allowing the Company to settle other liabilities under other Plans.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits continued
Amounts recognised in the income statement and statement of other comprehensive income

	2020	2019	2018
	£m	£m	£m
Included within operating costs
Administration costs	16	14	16
Included within payroll costs
Defined benefit plan costs:
Current service cost	178	193	193
Past service cost – augmentations	—	5	1
Past service credit – redundancies	—	(7)	(1)
Special termination benefit cost – redundancies	2	55	9
Past service cost – plan amendments¹	—	34	—
	180	280	202
Included within finance income and costs
Net interest cost	23	22	65
Total included in income statement	219	316	283
Remeasurement (losses)/gains of pension assets and post-retirement benefit obligations²	(724)	68	1,313
Exchange adjustments	(97)	(101)	175
Total included in the statement of other comprehensive income	(821)	(33)	1,488

1.
For the year ended 31 March 2019, the estimated cost of equalising for the impact of GMP under the most cost-effective permissible methodology (Section A of NGUKPS – £17 million; Section B of NGUKPS – £12 million; NGEG of ESPS – £5 million).

2.	For the year ended 31 March 2020, this includes an actuarial loss from the purchase of buy-in policies of £0.7 billion.
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK Pensions			US Pensions			US other post-retirement benefits
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Included within operating costs
Administration costs	9	6	6	6	7	9	1	1	1
Included within payroll costs
Defined benefit plan costs:
Current service cost	33	41	49	100	104	98	45	48	46
Past service cost – augmentations	—	5	1	—	—	—	—	—	—
Past service credit – redundancies	—	(7)	(1)	—	—	—	—	—	—
Special termination benefit cost – redundancies	2	55	9	—	—	—	—	—	—
Past service cost – plan amendments	—	34	—	—	—	—	—	—	—
	35	128	58	100	104	98	45	48	46
Included within finance income and costs
Net interest (income)/cost	(31)	(31)	3	21	21	27	33	32	35
Total included in income statement	13	103	67	127	132	134	79	81	82
Remeasurement gains/(losses) of pension assets and post-retirement benefit obligations¹	143	57	1,177	(588)	(14)	27	(279)	25	109
Exchange adjustments	—	—	—	(42)	(42)	75	(55)	(59)	100
Total included in the statement of other comprehensive income	143	57	1,177	(630)	(56)	102	(334)	(34)	209

1.	For the year ended 31 March 2020, UK pensions is stated after an actuarial loss from the purchase of buy-in policies of £0.7 billion.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

25. Pensions and other post-retirement benefits continued
Reconciliation of the net defined benefit liability

	2020	2019	2018
	£m	£m	£m
Opening net defined benefit liability	(218)	(263)	(1,933)
Cost recognised in the income statement	(219)	(316)	(283)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	(821)	(33)	1,488
Employer contributions	327	419	475
Other movements	(22)	(25)	(10)
Closing net defined benefit liability	(953)	(218)	(263)
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening net defined benefit asset/(liability)	1,231	1,104	(156)	(509)	(552)	(728)	(940)	(815)	(1,049)
Cost recognised in the income statement	(13)	(103)	(67)	(127)	(132)	(134)	(79)	(81)	(82)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	143	57	1,177	(630)	(56)	102	(334)	(34)	209
Employer contributions	156	174	150	153	231	208	18	14	117
Other movements	3	(1)	—	—	—	—	(25)	(24)	(10)
Closing net defined benefit asset/(liability)	1,520	1,231	1,104	(1,113)	(509)	(552)	(1,360)	(940)	(815)
Changes in the present value of defined benefit obligations (including unfunded obligations)

	2020	2019	2018
	£m	£m	£m
Opening defined benefit obligations	(24,939)	(24,054)	(26,230)
Current service cost	(178)	(193)	(193)
Interest cost	(751)	(771)	(775)
Actuarial gains/(losses) – experience	148	(69)	(100)
Actuarial gains – demographic assumptions	452	266	671
Actuarial (losses)/gains – financial assumptions	(84)	(619)	174
Past service credit – redundancies	—	7	1
Special termination benefit cost – redundancies	(2)	(55)	(9)
Past service cost – augmentations	—	(5)	(1)
Past service cost – plan amendments	—	(34)	—
Medicare subsidy received	(22)	(19)	(21)
Employee contributions	(1)	(1)	(1)
Benefits paid	1,282	1,376	1,285
Exchange adjustments	(531)	(768)	1,145
Closing defined benefit obligations	(24,626)	(24,939)	(24,054)
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening defined benefit obligations	(14,276)	(14,226)	(15,645)	(7,155)	(6,582)	(7,050)	(3,508)	(3,246)	(3,535)
Current service cost	(33)	(41)	(49)	(100)	(104)	(98)	(45)	(48)	(46)
Interest cost	(335)	(358)	(366)	(280)	(277)	(273)	(136)	(136)	(136)
Actuarial gains/(losses) – experience	113	(56)	(95)	(45)	(52)	(38)	80	39	33
Actuarial gains – demographic assumptions	140	224	565	78	—	30	234	42	76
Actuarial gains/(losses) – financial assumptions	798	(568)	604	(595)	(24)	(279)	(287)	(27)	(151)
Past service credit – redundancies	—	7	1	—	—	—	—	—	—
Special termination benefit cost – redundancies	(2)	(55)	(9)	—	—	—	—	—	—
Past service cost – augmentations	—	(5)	(1)	—	—	—	—	—	—
Past service cost – plan amendments	—	(34)	—	—	—	—	—	—	—
Medicare subsidy received	—	—	—	—	—	—	(22)	(19)	(21)
Employee contributions	(1)	(1)	(1)	—	—	—	—	—	—
Benefits paid	752	837	770	374	398	362	156	141	153
Exchange adjustments	—	—	—	(362)	(514)	764	(169)	(254)	381
Closing defined benefit obligations	(12,844)	(14,276)	(14,226)	(8,085)	(7,155)	(6,582)	(3,697)	(3,508)	(3,246)

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits continued
Changes in the value of plan assets

	2020	2019	2018
	£m	£m	£m
Opening fair value of plan assets	24,793	23,858	24,375
Interest income	728	749	710
Return on plan assets (less than)/in excess of interest¹	(1,240)	490	568
Administration costs	(16)	(14)	(16)
Employer contributions	327	419	475
Employee contributions	1	1	1
Benefits paid	(1,279)	(1,377)	(1,285)
Exchange adjustments	434	667	(970)
Closing fair value of plan assets	23,748	24,793	23,858
Actual return on plan assets	(512)	1,239	1,278
Expected contributions to plans in the following year	269	307	363

1.	For the year ended 31 March 2020, this includes an actuarial loss from the purchase of buy-in policies of £0.7 billion.
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening fair value of plan assets	15,507	15,330	15,489	6,646	6,030	6,322	2,640	2,498	2,564
Interest income	366	389	363	259	256	246	103	104	101
Return on plan assets (less than)/ in excess of interest¹	(908)	457	103	(26)	62	314	(306)	(29)	151
Administration costs	(9)	(6)	(6)	(6)	(7)	(9)	(1)	(1)	(1)
Employer contributions	156	174	150	153	231	208	18	14	117
Employee contributions	1	1	1	—	—	—	—	—	—
Benefits paid	(749)	(838)	(770)	(374)	(398)	(362)	(156)	(141)	(153)
Exchange adjustments	—	—	—	320	472	(689)	114	195	(281)
Closing fair value of plan assets	14,364	15,507	15,330	6,972	6,646	6,030	2,412	2,640	2,498
Actual return on plan assets	(542)	846	466	233	318	560	(203)	75	252
Expected contributions to plans in the following year	137	148	140	125	150	221	7	9	2

1.	For the year ended 31 March 2020, UK pensions includes an actuarial loss from the purchase of buy-in policies of £0.7 billion.
The markets for unquoted investments are illiquid and the valuations that have been provided by fund managers as at 31 March 2020 may be based on valuation models that have unobservable inputs. Given the current market volatility that has arisen as a result of COVID-19, this means that the prices provided are subject to additional estimation uncertainty. Sensitivity analyses for changes in private equity, property and diversified alternative valuations have been provided in note 35.
Asset allocation strategy
Each plan’s investment strategy is formulated in order to target specific asset allocations and returns, and to manage risk. The asset allocation of the plans is as follows:

	2020			2019
	UK pensions	US pensions	US other post-retirement benefits	UK pensions	US pensions	US other post-retirement benefits
	%	%	%	%	%	%
Equities	10.2	36.0	57.6	12.7	40.8	60.2
Corporate bonds	26.7	31.0	0.6	23.4	26.4	0.7
Government securities	14.3	18.2	22.9	39.4	16.0	20.6
Property	4.8	4.4	—	5.5	4.7	—
Diversified alternatives	6.2	9.0	13.4	5.0	10.1	12.9
Liability matching assets	34.3	—	—	11.1	—	—
Infrastructure	—	1.7	—	—	1.5	—
Cash and cash equivalents	1.8	0.3	—	1.9	0.3	—
Other	1.7	(0.6)	5.5	1.0	0.2	5.6
	100.0	100.0	100.0	100.0	100.0	100.0

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

25. Pensions and other post-retirement benefits continued
Defined benefit investment strategies and risks
DB pension plans can pose a significant risk to future cash flows, as National Grid underwrites the financial and demographic risks associated with these plans. Although the governing bodies have sole responsibility for setting investment strategies and managing risks, National Grid closely works with and supports the governing bodies of each plan, to assist them in mitigating the risks associated with their plans and to ensure that the plans are funded to meet their obligations.
In the UK, each plan has a Trustee that is the governing body. The Trustees’ responsibilities are set out in the Trust Deed and Rules. In the US, the fiduciary committee for all the retirement plans is the Retirement Plan Committee (RPC). The RPC is structured in accordance with US laws governing retirement plans under the Employee Retirement Income Security Act (ERISA).
The Trustees and RPC, after taking advice from professional investment advisors and in consultation with National Grid, set the key principles, including expected returns, risk and liquidity requirements. In setting these they take into account expected contributions, maturity of the pension liabilities, and in the UK, the strength of the covenant. The Trustees and RPC formulate an investment strategy to manage risk through diversification, including the use of liability-matching assets, which move in line with the long-term liabilities of the plan, and return-seeking assets, some of which are designed to mitigate downside risk. Where appropriate, the strategies may include interest rate and inflation hedging instruments, and currency hedging to hedge overseas holdings.
Investments are usually grouped into:

•
Return-seeking assets: equities, property and diversified funds where the objective is to achieve growth within the constraints of the plans’ risk profiles. These assets should produce returns greater than the liability increase, so improving the funding position, and are assessed by reference to benchmarks and performance targets agreed with the investment managers; and

•
Liability-matching assets: liability-driven investment (LDI) funds, buy-ins, government securities, corporate bonds and swaps, where the objective is to secure fixed or inflation-adjusted cash flows in future. These investments are generally expected to match the change in liability valuation, so protecting the funding position. Bonds and securities are also measured against certain market benchmarks.

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
The governing bodies ensure that the performance of investment managers is regularly reviewed against measurable objectives, consistent with each pension plan’s long-term objectives and accepted risk levels. Where required, the portfolios are amended, or investment managers changed.
The Trustees and RPC can generally delegate responsibility for the selection of specific bonds, securities and other investments to appointed investment managers. Investment managers are selected based on the required skills, expertise of those markets, process and financial security to manage the investments. The investment managers use their skill and expertise to manage the investments competently. In some cases, they may further delegate this responsibility, through appointing sub-managers.
The pension plans hold sufficient cash to meet benefit requirements, with other investments being held in liquid or realisable assets to meet unexpected cash flow requirements. The plans do not borrow money, or act as guarantor, to provide liquidity to other parties (unless it is temporary).
In the UK, both NGUKPS and NGEG of ESPS have Responsible Investment (RI) Policies, which take into account Environmental, Social and Governance (ESG) areas. The NGUKPS RI also incorporates the six UN-backed Principles for Responsible Investment (UNPRI). The Trustees believe that ESG factors can be material to financial outcomes and therefore these should and will be considered alongside other factors. The Trustees recognise that their primary responsibility remains a fiduciary one, i.e. their first duty is to ensure the best possible return on investments with the appropriate level of risk. However, the Trustees also recognise the increasing materiality of ESG factors and that they have a fiduciary and regulatory duty to consider RI, including ESG factors and the potential impact on the quality and sustainability of long-term investment returns and therefore on the Trustees’ primary fiduciary duty.
Whilst in the US there is no regulatory requirement to have ESG-specific principles embedded in investment policies, investment managers often utilise ESG principles to inform their decision-making process.
The most significant risks associated with the DB plans are:

•
Asset volatility – the plans invest in a variety of asset classes, but principally in government securities, bulk annuities, corporate bonds, equities and property. Consequently, actual returns will differ from the underlying discount rate adopted, impacting on the funding position of the plan through the net balance sheet asset or liability. Each plan seeks to balance the level of investment return required with the risk that it can afford to take, to design the most appropriate investment portfolio. Volatility will be controlled through using liability-matching asset strategies including bulk annuities, as well as interest rate hedging and management of foreign exchange exposure, and diversification of the return-seeking assets;

•
Changes in bond yields – liabilities are calculated using discount rates set with reference to the yields in high-quality corporate bonds prevailing in the UK and US debt markets and will fluctuate as yields change;

•
Member longevity – longevity is a key driver of liabilities and changes in life expectancy have a direct impact on liabilities. The NGEG of ESPS holds a longevity insurance contract (“longevity swap”) and NGUKPS holds buy-in policies for both Sections A and B, which covers exposure to improvement in longevity, providing long-term protection in the event that members live longer than expected;

•
Counterparty risk – is managed by having a diverse range of counterparties and through having a strong collateralisation process (including for the longevity swap held by NGEG of ESPS). Measurement and management of counterparty risk is delegated to the relevant investment managers. For our bulk annuity policies, various termination provisions were introduced in the contracts, managing our exposure to counterparty risk. The insurers’ operational performance and financial strength are monitored on a regular basis;

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

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits continued
Defined benefit investment strategies and risks continued

•
Interest rate and inflation risk – changes in inflation will affect the current and future pensions but are partially mitigated through investing in inflation-matching assets and hedging instruments as well as bulk annuity buy-in policies;

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

Asset allocations
Within the asset allocations below, there is significant diversification across regions, asset managers, currencies and bond categories.
UK pensions

	2020					2019			2018
	Quoted		Unquoted		Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m		£m		£m	£m	£m	£m	£m	£m	£m
Equities	732		732		1,464	1,181	784	1,965	1,420	813	2,233
Corporate bonds	3,837		—		3,837	3,625	—	3,625	3,949	—	3,949
Government securities	2,051		—		2,051	6,114	—	6,114	5,629	—	5,629
Property	103		585		688	108	749	857	129	834	963
Diversified alternatives	—		893		893	—	771	771	99	690	789
Liability-matching assets	1,704	¹	3,278	²	4,982	1,751	—	1,751	1,174	—	1,174
Longevity swap	—		(51)		(51)	—	(35)	(35)	—	—	—
Cash and cash equivalents	29		222		251	40	259	299	211	215	426
Other (including net current assets and liabilities)	—		249		249	—	160	160	—	167	167
	8,456		5,908		14,364	12,819	2,688	15,507	12,611	2,719	15,330

1.	Consists of pooled funds which invests mainly in fixed interest securities.

2.	Comprises the buy-in policies held by NGUKPS.
US pensions

	2020			2019			2018
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	467	2,043	2,510	533	2,178	2,711	577	1,954	2,531
Corporate bonds	1,640	518	2,158	1,329	425	1,754	1,085	413	1,498
Government securities	535	732	1,267	422	640	1,062	414	565	979
Property	—	307	307	—	316	316	—	279	279
Diversified alternatives	162	464	626	183	487	670	198	421	619
Infrastructure	—	121	121	—	99	99	—	77	77
Cash and cash equivalents	24	—	24	21	—	21	14	—	14
Other (including net current assets and liabilities)	(44)	3	(41)	(8)	21	13	6	27	33
	2,784	4,188	6,972	2,480	4,166	6,646	2,294	3,736	6,030
US other post-retirement benefits

	2020			2019			2018
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	353	1,037	1,390	404	1,184	1,588	412	1,110	1,522
Corporate bonds	15	—	15	19	—	19	24	—	24
Government securities	551	1	552	540	3	543	508	2	510
Diversified alternatives	162	161	323	175	166	341	161	144	305
Other¹	—	132	132	—	149	149	—	137	137
	1,081	1,331	2,412	1,138	1,502	2,640	1,105	1,393	2,498

1.	Other primarily comprises insurance contracts.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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
Changes in the provision arising from revised estimates, discount rates or changes in the expected timing of expenditure that relates to property, plant and equipment, are recorded as adjustments to their carrying value and depreciated prospectively over their remaining estimated useful economic lives; otherwise such changes are recognised in the income statement.
The unwinding of the discount is included within the income statement within finance costs.

	Environmental £m	Decommissioning £m	Restructuring £m	Emissions £m	Other £m	Total provisions £m
At 1 April 2018	1,531	194	3	8	316	2,052
Exchange adjustments	103	7	—	—	14	124
Additions¹	32	18	125	16	35	226
Unused amounts reversed	(36)	(10)	(3)	(6)	(10)	(65)
Unwinding of discount	62	5	—	—	7	74
Utilised²	(53)	(26)	(42)	(9)	(79)	(209)
Transfers³	—	—	—	—	(3)	(3)
At 31 March 2019	1,639	188	83	9	280	2,199
Exchange adjustments	82	5	—	1	9	97
Additions¹	437	93	7	12	40	589
Unused amounts reversed	(29)	(16)	(16)	—	(9)	(70)
Unwinding of discount	65	5	—	—	7	77
Utilised²	(123)	(21)	(39)	(5)	(50)	(238)
At 31 March 2020	2,071	254	35	17	277	2,654

	2020	2019
	£m	£m
Current	348	316
Non-current	2,306	1,883
	2,654	2,199

1.
For the year ended 31 March 2020, £402 million (2019: £nil) of additions relate to exceptional environmental provisions, of which £76 million relates to the impact of the change in the real discount rate from 1% to 0.5% during the year (see note 5 for details). Additions to other provisions include £15 million (2019: £nil) in relation to discontinued operations.

2.	Utilised amounts for other provisions include £8 million (2019: £20 million) in relation to discontinued operations.

3.	Represents net amounts transferred to trade and other payables (see note 22) of £nil (2019: £3 million).

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

26. Provisions continued
Environmental provisions
The environmental provision represents the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings, together with certain US sites that National Grid no longer owns. The environmental provision is as follows:

	2020			2019
	Discounted £m	Undiscounted £m	Real discount rate	Discounted £m	Undiscounted £m	Real discount rate
UK sites	175	184	0.5%	189	210	1%
US sites	1,896	1,955	0.5%	1,450	1,555	1%
	2,071	2,139		1,639	1,765
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
The remediation expenditure in the US is expected to be incurred until 2069, of which the majority relates to three Superfund sites (being sites where hazardous substances are present as a result of the historic operations of manufactured gas plants in Brooklyn, New York). The weighted average duration of the cash flows is nine years. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK sites. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers.
Decommissioning provisions
The decommissioning provisions represent £174 million (2019: £80 million) of expenditure relating to asset retirement obligations estimated to be incurred until 2115, with additional amounts being recognised in the year relating to both interconnectors and other assets commissioned in the year. In addition, £74 million (2019: £90 million) of expenditure relating to the demolition of gas holders is estimated to be incurred until 2026.
Restructuring provisions
In 2019, a cost-efficiency and restructuring programme was undertaken in both our UK and US businesses, as detailed in note 5, which resulted in the recognition of a £125 million charge in that year. £39 million (2019: £42 million) was utilised during the current year, resulting in a closing provision of £35 million (2019: £83 million).
Other provisions
Included within other provisions at 31 March 2020 are the following amounts:

•	£37 million (2019: £30 million) in respect of legacy provisions recognised following the sale of UK Gas Distribution;

•	£31 million (2019: £29 million) in respect of onerous lease commitments and rates payable on surplus properties with expenditure expected to be incurred until 2039;

•
£164 million (2019: £164 million) of estimated liabilities in respect of past events insured by insurance subsidiary undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years, but we currently expect that cash flows will be incurred until 2049; and

•	£nil (2019: £13 million) in respect of obligations associated with investments in joint ventures and associates.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

27. Share capital

Ordinary share capital represents the total number of shares issued which are publicly traded. We also disclose the number of treasury shares the Company holds, which are shares that the Company has bought itself, predominantly to actively manage scrip issuances and settle employee share option and reward plan liabilities.

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

	Allotted, called-up and fully paid
	million	£m
At 1 April 2018	3,638	452
Issued during the year in lieu of dividends¹	49	6
At 31 March 2019	3,687	458
Issued during the year in lieu of dividends¹	93	12
At 31 March 2020	3,780	470

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
Treasury shares
At 31 March 2020, the Company held 272 million (2019: 277 million) of its own shares. The market value of these shares as at 31 March 2020 was £2,574 million (2019: £2,359 million).
For the benefit of employees and in connection with the operation of the Company’s various share plans, the Company made the following transactions in respect of its own shares during the year ended 31 March 2020:

i)
During the year, 3 million (2019: 3 million) treasury shares were gifted to National Grid Employee Share Trusts and 2 million (2019: 3 million) treasury shares were re-issued in relation to employee share schemes, in total representing approximately 0.1% (2019: 0.2%) of the ordinary shares in issue as at 31 March 2020. The nominal value of these shares was £1 million (2019: £1 million) and the total proceeds received were £17 million (2019: £18 million). National Grid settles share awards under its Long Term Incentive Plan and the Save As You Earn scheme, by the transfer of treasury shares to its employee share trusts.

ii)
During the year, the Company made payments totalling £6 million (2019: £2 million) to National Grid Employee Share Trusts to enable the trustees to make purchases of National Grid plc shares to settle share awards in relation to all employee share plans and discretionary reward plans. The cost of such purchases is deducted from retained earnings in the period that the transaction occurs.

The maximum number of ordinary shares held in treasury during the year was 277 million (2019: 283 million) representing approximately 7.3% (2019: 7.7%) of the ordinary shares in issue as at 31 March 2020 and having a nominal value of £34 million (2019: £35 million).

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

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
The cash flow hedge reserve will amortise as the committed future cash flows from borrowings are paid or capitalised in fixed assets (as described in note 32). Cost of hedging, FVOCI debt, and FVOCI equity reserves arose as a result of the adoption of IFRS 9 on 1 April 2018. See note 15 for further detail on available-for-sale, FVOCI debt and FVOCI equity reserves and note 32 in respect of cost of hedging reserve.
As the amounts included in other equity reserves are not attributable to any of the other classes of equity presented, they have been disclosed as a separate classification of equity.

	Translation £m	Cash flow hedge £m	Cost of hedging £m	Available- for-sale £m	FVOCI equity £m	FVOCI debt £m	Own credit £m	Capital redemption £m	Merger £m	Total £m
At 1 April 2017	894	103	—	162	—	—	—	19	(5,165)	(3,987)
Exchange adjustments¹	(504)	—	—	—	—	—	—	—	—	(504)
Net gains/(losses) taken to equity²	—	296	—	(30)	—	—	—	—	—	266
Share of net gains of associates taken to equity	—	5	—	—	—	—	—	—	—	5
Transferred from profit or loss²	—	(280)	—	(73)	—	—	—	—	—	(353)
Tax	—	4	—	29	—	—	—	—	—	33
At 31 March 2018 (as previously reported)	390	128	—	88	—	—	—	19	(5,165)	(4,540)
Transfer on transition to IFRS 9	—	(3)	76	(88)	34	46	7	—	—	72
At 1 April 2018 (as restated)	390	125	76	—	34	46	7	19	(5,165)	(4,468)
Exchange adjustments¹	346	—	—	—	—	—	—	—	—	346
Net (losses)/gains taken to equity²	—	(206)	(107)	—	—	2	7	—	—	(304)
Share of net gains of associates taken to equity	—	1	—	—	—	—	—	—	—	1
Transferred to profit or loss²	—	166	41	—	—	—	—	—	—	207
Net losses in respect of cash flow hedging of capital expenditure	—	(13)	—	—	—	—	—	—	—	(13)
Tax	—	6	7	—	—	—	(1)	—	—	12
Cash flow hedges transferred to the statement of financial position, net of tax	—	(18)	—	—	—	—	—	—	—	(18)
At 1 April 2019	736	61	17	—	34	48	13	19	(5,165)	(4,237)
Exchange adjustments¹	550	—	—	—	—	—	—	—	—	550
Net losses taken to equity	—	(142)	(33)	—	(13)	(15)	(3)	—	—	(206)
Share of net losses of associates taken to equity	—	(5)	—	—	—	—	—	—	—	(5)
Transferred to profit or loss	—	14	(45)	—	—	—	—	—	—	(31)
Net losses in respect of cash flow hedging of capital expenditure	—	(17)	—	—	—	—	—	—	—	(17)
Tax	—	29	11	—	4	(2)	—	—	—	42
Cash flow hedges transferred to the statement of financial position, net of tax	—	(15)	—	—	—	—	—	—	—	(15)
At 31 March 2020	1,286	(75)	(50)	—	25	31	10	19	(5,165)	(3,919)

1.
The exchange adjustments recorded in the translation reserve comprise a gain of £545 million (2019: gain of £896 million; 2018: loss of £1,304 million) relating to the translation of foreign operations offset by a gain of £5 million (2019: loss of £550 million; 2018: gain of £800 million) relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the net investment in non-sterling denominated subsidiaries.

2.
Following a review in the year, we have changed our presentation of spot foreign exchange movements on derivatives designated in cash flow hedges of foreign currency risk and interest rates. This has no net impact on the consolidated statement of comprehensive income. It has resulted in a prior year gross up to £166 million (2018: £277 million) to ‘Net losses taken to equity’ with an equal and offsetting gross up to ‘Transferred to profit or loss’.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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
The primary objective of the treasury function is to manage our funding and liquidity requirements. A further important objective is to manage the associated financial risks, in the form of interest rate risk and foreign exchange risk, to within pre-authorised parameters. Details of the main risks arising from our financing and commodity hedging activities are included in note 32.
Investment of surplus funds, usually in short-term fixed deposits or placements with money market funds that invest in highly liquid instruments of high credit quality, is subject to our counterparty risk management policy.
(a) Reconciliation of net cash flow to movement in net debt

	2020	2019	2018
	£m	£m	£m
Decrease in cash and cash equivalents	(183)	(80)	(807)
Decrease in financial investments	(7)	(822)	(5,953)
Increase/(decrease) in borrowings and related derivatives¹	(23)	(708)	1,209
Net interest paid on the components of net debt²	888	866	808
Change in debt resulting from cash flows	675	(744)	(4,743)
Changes in fair value of financial assets and liabilities and exchange movements	(1,081)	(1,648)	2,098
Net interest charge on the components of net debt	(1,097)	(1,076)	(1,017)
Other non-cash movements	(84)	(27)	(66)
Movement in net debt (net of related derivative financial instruments) in the year	(1,587)	(3,495)	(3,728)
Net debt (net of related derivative financial instruments) at start of year	(26,529)	(23,002)	(19,274)
Impact of transition to IFRS 16 (2019: IFRS 9)	(474)	(32)	—
Net debt (net of related derivative financial instruments) at end of year	(28,590)	(26,529)	(23,002)
Composition of net debt
Net debt is comprised as follows:

	2020	2019	2018
	£m	£m	£m
Cash, cash equivalents and financial investments	2,071	2,233	3,023
Borrowings	(30,794)	(28,730)	(26,625)
Financing derivatives¹	133	(32)	600
	(28,590)	(26,529)	(23,002)

1.	The financing derivatives balance included in net debt excludes the commodity derivatives (see note 17).

2.	Excludes £6 million (2019: £23 million; 2018: £27 million) cash interest from the Quadgas shareholder loan included within discontinued operations in the cash flow statement.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

29. Net debt continued
(b) Analysis of changes in net debt

	Cash and cash equivalents £m	Financial investments £m	Borrowings £m	Financing derivatives £m	Total[1] £m
At 1 April 2017	1,139	8,741	(28,638)	(516)	(19,274)
Cash flow	(807)	(5,983)	2,108	(61)	(4,743)
Fair value gains and losses and exchange movements	(3)	(149)	1,088	1,162	2,098
Interest income/(charges)	—	85	(1,117)	15	(1,017)
Other non-cash movements	—	—	(66)	—	(66)
At 31 March 2018	329	2,694	(26,625)	600	(23,002)
Impact of transition to IFRS 9	—	—	(32)	—	(32)
At 1 April 2018 (as restated)	329	2,694	(26,657)	600	(23,034)
Cash flow	(80)	(846)	(240)	422	(744)
Fair value gains and losses and exchange movements	3	93	(733)	(1,011)	(1,648)
Interest income/(charges)	—	29	(1,062)	(43)	(1,076)
Other non-cash movements	—	11	(38)	—	(27)
At 1 April 2019	252	1,981	(28,730)	(32)	(26,529)
Impact of transition to IFRS 16	—	—	(474)	—	(474)
Cash flow	(183)	(42)	450	450	675
Fair value gains and losses and exchange movements	4	25	(864)	(246)	(1,081)
Interest income/(charges)	—	34	(1,092)	(39)	(1,097)
Other non-cash movements	—	—	(84)	—	(84)
At 31 March 2020	73	1,998	(30,794)	133	(28,590)
Balances at 31 March 2020 comprise:
Non-current assets	—	—	—	1,205	1,205
Current assets	73	1,998	—	62	2,133
Current liabilities	—	—	(4,072)	(254)	(4,326)
Non-current liabilities	—	—	(26,722)	(880)	(27,602)
	73	1,998	(30,794)	133	(28,590)

1.	Includes accrued interest at 31 March 2020 of £246 million (2019: £223 million; 2018: £197 million).
(c) Reconciliation of cash flow from financing liabilities to cash flow statement

	2020	2019	2018
	£m	£m	£m
Cash flows per financing activities section of cash flow statement:
Proceeds received from loans	4,218	2,932	1,941
Repayment of loans	(3,253)	(1,969)	(2,156)
Payments of lease liabilities	(121)	(70)	(71)
Net movements in short-term borrowings	(424)	179	(764)
Net movements in derivatives	(187)	35	(267)
Interest paid	(957)	(914)	(853)
Cash flows per financing activities section of cash flow statement	(724)	193	(2,170)
Adjustments:
Non-net debt-related items	34	24	12
Derivative cash inflow in relation to capital expenditure	13	13	12
Derivative cash flows per investing section of cash flow statement	(223)	(412)	330
Discontinued operations	—	—	(231)
Cash flows relating to financing liabilities within net debt	(900)	(182)	(2,047)

Analysis of changes in net debt:
Borrowings	(450)	240	(2,108)
Financing derivatives	(450)	(422)	61
Cash flow movements relating to financing liabilities within net debt	(900)	(182)	(2,047)

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– analysis of items in the primary statements continued

29. Net debt continued
(d) Reconciliation of changes in liabilities arising from financing activities
The table below reconciles changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the statement of cash flows within financing activities.
Following a review in the year, we have changed our accounting policy in relation to the presentation of certain derivatives in the cash flow statement to be presented as investing activities rather than financing activities (further detail is disclosed in note 1). The reclassified cash flows are in relation to derivatives associated with our net investment hedges, and given they are designated in a hedge relationship, the Group has decided to present them together with the underlying hedged item rather than as part of our overall financing activities.
As a result we have separately disclosed the reconciliation below, excluding derivatives associated with our net investment hedges, given that they are classified in the statement of cash flows within investing activities.

	Borrowings £m	Financing derivatives £m	Total £m
At 1 April 2017	(28,638)	16	(28,622)
Cash flow	2,108	281	2,389
Fair value gains and losses and exchange movements	1,088	222	1,310
Interest income/(charges)	(1,117)	34	(1,083)
Other non-cash movements	(66)	—	(66)
At 31 March 2018	(26,625)	553	(26,072)
Impact of transition to IFRS 9	(32)	—	(32)
At 1 April 2018 (as restated)	(26,657)	553	(26,104)
Cash flow	(240)	23	(217)
Fair value gains and losses and exchange movements	(733)	(334)	(1,067)
Interest charges	(1,062)	(14)	(1,076)
Other non-cash movements	(38)	—	(38)
At 1 April 2019	(28,730)	228	(28,502)
Impact of transition to IFRS 16	(474)	—	(474)
Cash flow	450	240	690
Fair value gains and losses and exchange movements	(864)	(231)	(1,095)
Interest charges	(1,092)	(9)	(1,101)
Other non-cash movements	(84)	—	(84)
At 31 March 2020	(30,794)	228	(30,566)

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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

30. Commitments and contingencies

Commitments are those amounts that we are contractually required to pay in the future as long as the other party meets its obligations. These commitments primarily relate to energy purchase agreements and contracts for the purchase of assets which, in many cases, extend over a long period of time. Commitments previously included operating lease commitments but on transition to IFRS 16, which was effective from 1 April 2019, substantially all lease commitments are included on the balance sheet as right-of-use assets (see note 13) and lease liabilities (see note 21). Therefore, only low-value leases and short-term leases are off-balance sheet commitments, both of which are immaterial. We also disclose any contingencies, which include guarantees that companies have given, where we pledge assets against current obligations that will remain for a specific period.

	2020	2019
	£m	£m
Future capital expenditure
Contracted for but not provided	2,629	1,973
Energy purchase commitments¹
Less than 1 year	1,365	1,353
In 1 to 2 years	890	779
In 2 to 3 years	973	651
In 3 to 4 years	955	827
In 4 to 5 years	861	862
More than 5 years	11,314	11,237
	16,358	15,709
Guarantees²
Guarantee of sublease for US property (expires 2040)	173	173
Guarantees of certain obligations of Grain LNG (expire up to 2025)	34	39
Guarantees of certain obligations for construction of HVDC West Coast Link (expected expiry 2020)	92	139
Guarantees of certain obligations of Nemo Link Limited (expired 2019)	—	19
Guarantees of certain obligations of National Grid North Sea Link Limited (various expiry dates)²	683	865
Guarantees of certain obligations of St William Homes LLP (various expiry dates)³	30	22
Guarantees of certain obligations for construction of IFA 2 (expected expiry 2022)²	564	505
Guarantees of certain obligations of National Grid Viking Link Limited (expected expiry 2024)	1,096	872
Other guarantees and letters of credit (various expiry dates)	150	341
	2,822	2,975

2019
£m
Operating lease commitments
Less than 1 year	43
In 1 to 2 years	39
In 2 to 3 years	34
In 3 to 4 years	35
In 4 to 5 years	27
More than 5 years	123
301

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

2.
Included within total guarantees are guarantees to both joint ventures and Engineering, Procurement and Construction contractors regarding the construction of interconnectors of £358 million (2019: £470 million).

3.	Includes guarantees to related parties.
Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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
The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms:

	2020	2019	2018
	£m	£m	£m
Sales: Goods and services supplied to a pension plan	5	5	3
Sales: Goods and services supplied to joint ventures¹	101	151	14
Sales: Goods and services supplied to associates²	33	192	220
Purchases: Goods and services received from joint ventures³	61	26	135
Purchases: Goods and services received from associates³	56	141	160

Receivable from joint ventures[4]	255	584	160
Receivable from associates[4]	1	368	376
Payable to joint ventures	72	8	—
Payable to associates	4	12	17
Interest income from joint ventures	2	5	4
Interest income from associates	8	23	27

Dividends received from joint ventures[5]	34	30	43
Dividends received from associates[6]	41	171	170

1.	During the year, £38 million (2019: £139 million) of property sites were sold to a joint venture, St William Homes LLP. A further £32 million of sales were made to NGET/SPT Upgrades Limited in 2020.

2.
Sales relate to transactions with Quadgas, until the date it ceased to be a related party following the disposal of our 39% stake in June 2019 (see note 10). Included within this is other income of £31 million (2019: £52 million) relating to a Transitional Service Agreement following the sale of the UK Gas Distribution business to Quadgas.

3.
During the year, the Group received goods and services from a number of US associates, both for the transportation of gas and for pipeline services in the US, most notably, £31 million (2019: £30 million) of purchases from Millennium Pipeline Company LLC. The Group also purchased capitalised assets of £58 million (2019: £26 million) from NGET/SPT Upgrades Limited (a joint venture).

4.
Amounts receivable from associates includes a loan receivable balance of £242 million (2019: £325 million) in relation to St William Homes LLP (a joint venture). There is no longer a loan receivable from Quadgas (2019: £352 million) and Nemo Link (a joint venture) (2019: £258 million). The loan receivable balance from Nemo Link was transferred to equity during 2020 (see note 16 for details).

5.	Dividends of £25 million (2019: £30 million) were received from BritNed Development Limited.

6.	Includes £32 million (2019: £24 million) of dividend income from Millennium Pipeline Company LLC. No dividends were received from Quadgas this year (2019: £133 million).
Details of investments in principal subsidiary undertakings, joint ventures and associates are disclosed in note 34, and information relating to pension fund arrangements is disclosed in note 25. For details of key management remuneration, refer to note 4(c).

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

Risk management related to financing activities is carried out by a central treasury department under policies approved by the Finance Committee of the Board. The objective of the treasury department is to manage funding and liquidity requirements, including managing associated financial risks, to within acceptable boundaries. The Finance Committee provides written principles for overall risk management, and written policies covering the following specific areas: foreign exchange risk, interest rate risk, credit risk, liquidity risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The Finance Committee has delegated authority to administer the commodity price risk policy and credit policy for US-based commodity transactions to the Energy Procurement Risk Management Committee and the National Grid USA Board of Directors.
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

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

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
Critical terms of hedging instruments and hedged items are transacted to match on a 1:1 ratio by notional values. Hedge ineffectiveness can nonetheless arise from inherent differences between derivatives and non-derivative instruments and other market factors including credit, correlations, supply and demand, and market volatilities. Ineffectiveness is recognised in the remeasurements component of finance income and costs (see note 6). Hedge accounting is discontinued when a hedging relationship no longer qualifies for hedge accounting.
Certain hedging instrument components are treated separately as costs of hedging with the gains and losses deferred in a component of other equity reserves and released systematically into profit or loss to correspond with the timing and impact of hedged exposures, or released in full to finance costs upon an early discontinuation of a hedging relationship.
Refer to sections (c) currency risk and (d) interest rate risk below for further details about hedge accounting.
(a) Credit risk
We are exposed to the risk of loss resulting from counterparties’ default on their commitments including failure to pay or make a delivery on a contract. This risk is inherent in our commercial business activities. Exposure arises from derivative financial instruments, deposits with banks and financial institutions, trade receivables and committed transactions with wholesale and retail customers.
Treasury credit risk
Counterparty risk arises from the investment of surplus funds and from the use of derivative financial instruments. As at 31 March 2020, the following limits were in place for investments held with banks and financial institutions:

	Maximum limit £m	Long-term limit £m
Triple ‘A’ G7 sovereign entities (AAA)	2,049	1,024
Triple ‘A’ vehicles (AAA)	500	—
Triple ‘A’ range institutions and non-G7 sovereign entities (AAA)	1,118	559
Double ‘A+’ G7 sovereign entities (AA+)	1,863	931
Double ‘A’ range institutions (AA)	745 to 931	372 to 465
Single ‘A’ range institutions (A)	261 to 373	130 to 186
The maximum limit applies to all transactions, including long-term transactions. The long-term limit applies to transactions which mature in more than 12 months’ time.
As at 31 March 2020 and 2019, we had a number of exposures to individual counterparties. In accordance with our treasury policies, counterparty credit exposure utilisations are monitored daily against the counterparty credit limits. Counterparty credit ratings and market conditions are reviewed continually with limits being revised and utilisation adjusted, if appropriate. Management does not expect any significant losses from non-performance by these counterparties. Further information on financial investments subject to impairment provisioning is included in note 15.
Commodity credit risk
The credit policy for US-based commodity transactions is owned by the Finance Committee to the Board, which establishes controls and procedures to determine, monitor and minimise the credit exposure to counterparties.
Wholesale and retail credit risk
Our principal commercial exposure in the UK is governed by the credit rules within the regulated codes: Uniform Network Code and Connection and Use of System Code. These set out the level of credit relative to the RAV for each credit rating. In the US, we are required to supply electricity and gas under state regulations. Our policies and practices are designed to limit credit exposure by collecting security deposits prior to providing utility services, or after utility service has commenced if certain applicable regulatory requirements are met. Collection activities are managed on a daily basis. Sales to retail customers are usually settled in cash, cheques, electronic bank payments or by using major credit cards. We are committed to measuring, monitoring, minimising and recording counterparty credit risk in our wholesale business. The utilisation of credit limits is regularly monitored, and collateral is collected against these accounts when necessary. In March 2020, the Group’s US distribution business ceased certain cash collection and termination activities in response to regulatory instructions following the COVID-19 pandemic. This has resulted in the recognition of expected credit losses as at 31 March 2020 (see note 19 for further details).

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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
Amounts which do not meet the criteria for offsetting on the statement of financial position, but could be settled net in certain circumstances, principally relate to derivative transactions under ISDA agreements, where each party has the option to settle amounts on a net basis in the event of default of the other party.
Commodity contract derivatives that have not been offset on the balance sheet may be settled net in certain circumstances under ISDA or North American Energy Standards Board (NAESB) agreements.
For bank account balances and bank overdrafts, the ‘Gross amounts offset’ under cash pooling arrangements is £23 million as at 31 March 2020 (2019: £19 million). Our UK bank accounts for National Grid subsidiaries participate in GBP, EUR and USD Composite Accounting System overdraft facilities subject to offsetting gross and net overdraft limits. In the US, no offsetting arrangements exist, and cash transactions are settled through Service Company bank accounts with subsequent intercompany payables and receivables reported by subsidiaries with the Service Company.
The gross amounts offset for trade payables and receivables, which are subject to general terms and conditions, are insignificant.

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2020	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	1,267	—	1,267	(351)	(694)	222
Commodity contract derivatives	75	—	75	(5)	(3)	67
	1,342	—	1,342	(356)	(697)	289
Liabilities
Financing derivatives	(1,134)	—	(1,134)	351	646	(137)
Commodity contract derivatives	(200)	—	(200)	5	8	(187)
	(1,334)	—	(1,334)	356	654	(324)

	8	—	8	—	(43)	(35)

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2019	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	1,052	—	1,052	(299)	(551)	202
Commodity contract derivatives	101	—	101	29	—	130
	1,153	—	1,153	(270)	(551)	332
Liabilities
Financing derivatives	(1,084)	—	(1,084)	299	615	(170)
Commodity contract derivatives	(99)	—	(99)	(29)	—	(128)
	(1,183)	—	(1,183)	270	615	(298)

	(30)	—	(30)	—	64	34

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

32. Financial risk management continued
(b) Liquidity risk
Our policy is to determine our liquidity requirements by the use of both short-term and long-term cash flow forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding requirements for at least a 24-month period and maintain adequate liquidity for a continuous 12-month period.
We believe our contractual obligations, including those shown in commitments and contingencies in note 30, can be met from existing cash and investments, operating cash flows and other financing that we reasonably expect to be able to secure in the future, together with the use of committed facilities if required.
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
The following is a maturity profile of our financial liabilities and derivatives:

At 31 March 2020	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding lease liabilities	(3,672)	(2,150)	(1,611)	(22,214)	(29,647)
Interest payments on borrowings¹	(765)	(750)	(714)	(12,002)	(14,231)
Lease liabilities	(132)	(114)	(99)	(629)	(974)
Other non-interest-bearing liabilities	(3,149)	(318)	—	—	(3,467)
Contingent consideration	(32)	(16)	(32)	(16)	(96)
Derivative financial liabilities
Financing derivatives – receipts²	2,249	986	1,208	3,510	7,953
Financing derivatives – payments²	(2,582)	(1,136)	(1,463)	(4,067)	(9,248)
Commodity contract derivatives – receipts²	4	2	—	—	6
Commodity contract derivatives – payments²	(116)	(50)	(24)	(12)	(202)
Derivative financial assets
Financing derivatives – receipts²	2,469	1,063	570	1,775	5,877
Financing derivatives – payments²	(2,271)	(527)	(375)	(1,478)	(4,651)
Commodity contract derivatives – receipts²	20	1	1	—	22
Commodity contract derivatives – payments²	(21)	—	—	—	(21)
	(7,998)	(3,009)	(2,539)	(35,133)	(48,679)

At 31 March 2019	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding lease liabilities	(4,129)	(2,348)	(1,998)	(19,673)	(28,148)
Interest payments on borrowings¹	(800)	(733)	(721)	(13,465)	(15,719)
Lease liabilities	(72)	(63)	(52)	(123)	(310)
Other non-interest-bearing liabilities	(3,306)	(340)	—	—	(3,646)
Derivative financial liabilities
Financing derivatives – receipts²	3,045	1,703	163	2,560	7,471
Financing derivatives – payments²	(3,421)	(2,029)	(223)	(3,276)	(8,949)
Commodity contract derivatives – receipts²	2	3	1	—	6
Commodity contract derivatives – payments²	(98)	(26)	(4)	(1)	(129)
Derivative financial assets
Financing derivatives – receipts²	1,928	561	863	1,112	4,464
Financing derivatives – payments²	(1,251)	(459)	(783)	(875)	(3,368)
Commodity contract derivatives – receipts²	23	9	2	—	34
Commodity contract derivatives – payments²	—	(5)	(1)	—	(6)
	(8,079)	(3,727)	(2,753)	(33,741)	(48,300)

1.
The interest on borrowings is calculated based on borrowings held at 31 March without taking account of future issues. Floating rate interest is estimated using a forward interest rate curve as at 31 March. Payments are included on the basis of the earliest date on which the Company can be required to settle.

2.
The receipts and payments line items for derivatives comprise gross undiscounted future cash flows, after considering any contractual netting that applies within individual contracts. Where cash receipts and payments within a derivative contract are settled net, and the amount to be received/(paid) exceeds the amount to be paid/(received), the net amount is presented within derivative receipts/(payments).

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

32. Financial risk management continued
(c) Currency risk
National Grid operates internationally with mainly the pound sterling as the functional currency for the UK companies and the US dollar for the US businesses. Currency risk arises from three major areas: funding activities, capital investment and related revenues, and holdings in foreign operations. This risk is managed using financial instruments including derivatives as approved by policy, typically cross-currency interest rate swaps, foreign exchange swaps and forwards.
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
Derivative financial instruments were used to manage foreign currency risk as follows:

	2020					2019
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Cash and cash equivalents	18	—	55	—	73	97	2	153	—	252
Financial investments	813	—	1,185	—	1,998	965	—	1,016	—	1,981
Borrowings	(12,407)	(4,150)	(13,217)	(1,020)	(30,794)	(10,591)	(4,787)	(12,126)	(1,226)	(28,730)
Pre-derivative position	(11,576)	(4,150)	(11,977)	(1,020)	(28,723)	(9,529)	(4,785)	(10,957)	(1,226)	(26,497)
Derivative effect	(1,169)	4,341	(4,214)	1,175	133	(1,055)	4,803	(5,245)	1,465	(32)
Net debt position	(12,745)	191	(16,191)	155	(28,590)	(10,584)	18	(16,202)	239	(26,529)
The exposure to dollars largely relates to our net investment hedge activities; exposure to euros largely relates to hedges for our future non-sterling capital expenditure.
The currency exposure on other financial instruments is as follows:

	2020					2019
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Trade and other receivables	306	—	1,403	—	1,709	398	—	1,635	—	2,033
Trade and other payables	(1,177)	—	(2,002)	—	(3,179)	(1,221)	—	(2,085)	—	(3,306)
Other non-current liabilities	(85)	—	(277)	—	(362)	(93)	—	(247)	—	(340)
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

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

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
LIBOR is being replaced as an interest rate benchmark by alternative reference rates in certain currencies including our functional currencies, USD and GBP, and foreign currencies in which we operate. This impacts contracts including financial liabilities that pay LIBOR-based cash flows, and derivatives that receive or pay LIBOR-based cash flows. The change in benchmark also affects discount rates which can impact valuations. We are managing the risk by planning to replace LIBOR cash flows with alternative reference rates on our affected contracts.
We also consider inflation risk and hold some inflation-linked borrowings. We believe that these provide a partial economic offset to the inflation risk associated with our UK inflation-linked revenues.
The table in note 21 sets out the carrying amount, by contractual maturity, of borrowings that are exposed to interest rate risk before taking into account interest rate swaps.
Net debt was managed using derivative financial instruments to hedge interest rate risk as follows:

	2020					2019
	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m
Cash and cash equivalents	71	10	—	(8)	73	59	104	—	89	252
Financial investments	—	1,966	—	32	1,998	6	1,944	—	31	1,981
Borrowings	(20,969)	(3,085)	(6,740)	—	(30,794)	(19,043)	(3,045)	(6,642)	—	(28,730)
Pre-derivative position	(20,898)	(1,109)	(6,740)	24	(28,723)	(18,978)	(997)	(6,642)	120	(26,497)
Derivative effect	2,259	(1,892)	(234)	—	133	1,740	(1,559)	(213)	—	(32)
Net debt position	(18,639)	(3,001)	(6,974)	24	(28,590)	(17,238)	(2,556)	(6,855)	120	(26,529)

1.	Represents financial instruments which are not directly affected by interest rate risk, such as investments in equity or other similar financial instruments.
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
When hedge accounting is discontinued, any remaining cumulative hedge accounting balances continue to be released to the income statement to match the impact of outstanding hedged items. Any remaining amounts deferred in the cost of hedging reserve are released immediately to the income statement as finance costs.
The Group early-adopted IFRS Interest Rate Benchmark Reform amendments related to hedge accounting, with effect from 1 April 2019. The amendments allow existing hedge designations to continue unchanged during the period of uncertainty relating to the timing and method of benchmark migrations.
The amendments will be applied until the earlier point in time where affected cash flows are amended, the relationship is formally discontinued, and any cash flow hedge reserve balance has been released, or formal market conventions ending uncertainty are published and widely adopted. If amended cash flows do not cause a hedging relationship to be discontinued, then the amendments will cease to be applied only when that relationship is discontinued under IFRS 9.
The IFRS amendments impact fair value and cash flow hedges of interest rate risk and related hedging instruments, and certain net investment hedges that use cross-currency interest rate swaps to pay a foreign currency floating rate and receive a functional currency floating rate. The notional values of hedging instruments, for each type of hedging relationship impacted, are shown in the hedge accounting tables in note 32(e). These amounts also correspond to the exposures designated as hedged.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

32. Financial risk management continued
(e) Hedge accounting
In accordance with the requirements of IFRS 9, certain additional information about hedge accounting is disaggregated by risk type and hedge designation type in the tables below:

Year ended 31 March 2020	Fair value hedges of foreign currency and interest rate risk	Cash flow hedges of foreign currency and interest rate risk	Cash flow hedges of foreign currency risk	Net investment hedges
	£m	£m	£m	£m
Consolidated statement of comprehensive income
Net losses in respect of:
Cash flow hedges		(143)	(17)	—
Cost of hedging	5	(7)	—	(30)

Transferred to profit or loss in respect of:
Cash flow hedges	—	14	—	—
Cost of hedging	1	(1)	—	(45)

Consolidated statement of changes in equity
Other equity reserves – cost of hedging balances	2	(8)	—	(43)

Consolidated statement of financial position
Derivatives – carrying value of hedging instruments¹
Assets – current	1	—	4	9
Assets – non-current	247	106	8	—
Liabilities – current	(1)	(105)	(8)	(82)
Liabilities – non-current	(39)	(264)	(12)	(19)

Profiles of the significant timing, price and rate information of hedging instruments
Maturity range	May 2020 – Feb 2040	Jul 2020 – Dec 2039	Apr 2020 – Dec 2024	Jun 2020 – Sep 2027
Spot foreign exchange range:
GBP:USD	1.64	1.30 – 1.66	1.24 – 1.41	1.21 – 1.49
GBP:EUR	1.19 – 1.24	1.10 – 1.24	1.04 – 1.30	1.14
EUR:USD	1.13 – 1.17	1.13 – 1.14	n/a	n/a
Interest rate range:
GBP	LIBOR +30bps/+408bps	1.331% – 5.850%	n/a	n/a
USD	LIBOR -44bps/+ 115bps	1.103% – 3.864%	n/a	n/a

1.
The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the derivative amounts in the table above are grossed up by hedge type, whereas they are presented net at an instrument level in the statement of financial position.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

32. Financial risk management continued
(e) Hedge accounting continued

Year ended 31 March 2019	Fair value hedges of foreign currency and interest rate risk	Cash flow hedges of foreign currency and interest rate risk	Cash flow hedges of foreign currency risk	Net investment hedges
	£m	£m	£m	£m
Consolidated statement of comprehensive income
Net losses in respect of:
Cash flow hedges¹	—	(206)	(12)	—
Cost of hedging	(6)	(12)	—	(90)

Transferred to profit or loss in respect of:
Cash flow hedges¹	—	166	—	—
Cost of hedging	3	—	—	39

Consolidated statement of changes in equity
Other equity reserves – cost of hedging balances	(4)	—	—	32

Consolidated statement of financial position
Derivatives – carrying value of hedging instruments²
Assets – current	17	—	9	—
Assets – non-current	168	78	23	—
Liabilities – current	(9)	(28)	(3)	(43)
Liabilities – non-current	(25)	(134)	(4)	(249)

Profiles of the significant timing, price and rate information of hedging instruments
Maturity range	Nov 2019 – May 2038	Aug 2019 – Feb 2039	Apr 2019 – Dec 2023	Mar 2020 – Jun 2025
Spot foreign exchange range:
GBP:USD	1.64 – 1.65	1.52 – 1.66	1.29 – 1.41	1.49
GBP:EUR	1.19 – 1.24	1.14 – 1.24	1.07 – 1.32	1.15
EUR:USD	1.13 – 1.16	1.13 – 1.14	n/a	n/a
Interest rate range:
GBP	LIBOR +30bps/+561bps	1.795% – 5.850%	n/a	n/a
USD	LIBOR -44bps/+115bps	1.103% – 3.864%	n/a	n/a

1.
Following a review in the year, we have changed our presentation of spot foreign exchange movements on derivatives designated in cash flow hedges of foreign currency risk and interest rates. This has no net impact on the consolidated statement of comprehensive income. It has resulted in a prior year gross up of £166 million to net losses in respect of cash flow hedges with an equal and offsetting gross up to transferred to profit and loss in respect of cash flow hedges.

2.
The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the derivative amounts in the table above are grossed up by hedge type, whereas they are presented net at an instrument level in the statement of financial position.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

32. Financial risk management continued
(e) Hedge accounting continued
The following tables show the effects of hedge accounting on financial position and year-to-date performance for each type of hedge. These tables also present notional values of hedging instruments (and equal hedged exposures) impacted by IFRS 9 Interest Rate Benchmark Reform amendments.

(i) Fair value hedges of foreign currency and interest rate risk on recognised borrowings:

As at 31 March 2020		Balance of fair value hedge adjustments in borrowings		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings[1,2]	(1,751)	(31)	(95)	(42)	48	6

1.	The carrying value of the hedged borrowings is £1,883 million, of which £72 million is current and £1,811 million is non-current.

2.	Included within the hedging instrument notional balance is £1,675 million impacted by Interest Rate Benchmark Reform amendments.

As at 31 March 2019		Balance of fair value hedge adjustments in borrowings		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings¹	(1,707)	11	(117)	15	(10)	5

1.
The carrying value of the hedged borrowings was £1,810 million, of which £202 million was current and £1,608 million was non-current. Following a review in the year, we have changed our presentation of spot foreign exchange movements on derivatives designated in fair value hedges of foreign currency risk and interest rates. It has resulted in a prior year equal and offsetting impact of £4 million to the balances used for the ‘Change in value used for calculating ineffectiveness’.

(ii) Cash flow hedges of foreign currency and interest rate risk:

As at 31 March 2020		Balance in cash flow hedge reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings¹	(4,127)	(69)	(22)	142	(143)	(1)
Foreign currency risk on forecasted cash flows	(794)	8	—	17	(17)	—

1.	Included within the hedging instrument notional balance is £176 million impacted by Interest Rate Benchmark Reform amendments.

As at 31 March 2019		Balance in cash flow hedge reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings¹	(3,804)	(17)	51	206	(206)	—
Foreign currency risk on forecasted cash flows	(697)	45	—	12	(12)	—

1.
Following a review in the year, we have changed our presentation of spot foreign exchange movements on derivatives designated in cash flow hedges of foreign currency risk and interest rates. This has no net impact on the consolidated statement of comprehensive income. It has resulted in a prior year equal and offsetting impact of £167 million to the balances used for the ‘Change in value used for calculating ineffectiveness’.

(iii) Net investment hedges of foreign currency risk:

As at 31 March 2020		Balance in translation reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Currency risk on foreign operations¹	(3,064)	45	(2,871)	(6)	6	—

1.	Included within the hedging instrument notional balance is £nil impacted by Interest Rate Benchmark Reform amendments.

As at 31 March 2019		Balance in translation reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Currency risk on foreign operations	(2,974)	(329)	(2,502)	550	(550)	—

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

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
Our energy procurement risk management policy and delegations of authority govern our US commodity trading activities for energy transactions. The purpose of this policy is to ensure we transact within pre-defined risk parameters and only in the physical and financial markets where we or our customers have a physical market requirement. In addition, state regulators require National Grid to manage commodity risk and cost volatility prudently through diversified pricing strategies. In some jurisdictions we are required to file a plan outlining our strategy to be approved by regulators. In certain cases, we might receive guidance with regard to specific hedging limits.
Energy purchase contracts for the forward purchase of electricity or gas that are used to satisfy physical delivery requirements to customers, or for energy that the Group uses itself, meet the expected purchase or usage requirements of IFRS 9. They are, therefore, not recognised in the financial statements until they are realised. Disclosure of commitments under such contracts is made in note 30.
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
Under IFRS, where these supply contracts are not accounted for as finance leases, they are considered to comprise two components, being a forward purchase of power at spot prices, and a forward purchase of environmental certificates at a variable price (being the contract price less the spot power price). With respect to our current contracts, neither of these components meets the requirement to be accounted for as a derivative. The environmental certificates are currently required for compliance purposes, and at present there are no liquid markets for these attributes. Accordingly, this component meets the expected purchase or usage exemption of IFRS 9. We expect to enter into an increasing number of these contracts, in order to meet our compliance requirements in the short to medium term. It is possible that in future, if and when liquid markets develop, and to the extent that we are in receipt of environmental certificates in excess of our required levels, this exemption may cease to apply, and we may be required to account for forward purchase commitments for environmental certificates as derivatives at fair value through profit and loss.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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

	2020				2019
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Investments held at FVTPL	1,278	—	108	1,386	1,311	—	62	1,373
Investments held at FVOCI	83	352	—	435	93	343	—	436
Investments in associates¹	—	—	103	103	—	—	90	90
Financing derivatives	—	1,257	10	1,267	—	1,050	2	1,052
Commodity contract derivatives	—	9	66	75	—	33	68	101
	1,361	1,618	287	3,266	1,404	1,426	222	3,052
Liabilities
Financing derivatives	—	(889)	(245)	(1,134)	—	(868)	(216)	(1,084)
Commodity contract derivatives	—	(136)	(64)	(200)	—	(32)	(67)	(99)
Liabilities held at fair value	(741)	—	—	(741)	(667)	—	—	(667)
Contingent consideration²	—	—	(74)	(74)	—	—	—	—
	(741)	(1,025)	(383)	(2,149)	(667)	(900)	(283)	(1,850)
	620	593	(96)	1,117	737	526	(61)	1,202

1.	Our Level 3 investments include investments relating to Sunrun Neptune 2016 LLC accounted for at FVTPL.

2.	Contingent consideration relates to the acquisition of Geronimo (see note 38).

Level 1:	Financial instruments with quoted prices for identical instruments in active markets.

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
Our Level 2 financing derivatives include cross-currency, interest rate and foreign exchange derivatives. We value these by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates, and therefore we classify our vanilla trades as Level 2 under the IFRS 13 framework.
Our Level 2 commodity contract derivatives include over-the-counter gas and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE) where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps. Therefore, we classify our vanilla trades as Level 2 under the IFRS 13 framework.
Our Level 3 financing derivatives include cross-currency swaps, inflation-linked swaps and equity options, where the market is illiquid. In valuing these instruments, we use in-house valuation models and obtain external valuations to support each reported fair value.
Our Level 3 commodity contract derivatives primarily consist of our forward purchases of electricity and gas that we value using proprietary models. Derivatives are classified as Level 3 where significant inputs into the valuation technique are neither directly nor indirectly observable (including our own data, which are adjusted, if necessary, to reflect the assumptions market participants would use in the circumstances).
Our Level 3 investments include equity instruments accounted for at fair value through profit and loss. These equity holdings are part of our corporate venture capital portfolio held by National Grid Partners and comprise a series of small unquoted investments where prices or valuation inputs are unobservable. These investments are either recently acquired or there have been recent funding rounds with third parties and therefore the valuation is based on the latest transaction price and any subsequent investment-specific adjustments.
Our Level 3 investments in associates include our investment in Sunrun Neptune 2016 LLC, which is accounted for at fair value. The investment is fair valued by discounting expected cash flows using a weighted average cost of capital specific to Sunrun Neptune 2016 LLC.
In light of the current ongoing impact of the COVID-19 pandemic, the valuations of certain assets and liabilities can be more subjective. While there have been significant movements in market indices, we are satisfied that there has been no significant impact on the fair values of our financial instruments measured at fair value, and that any impact is reflected in the fair values in the table above.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

32. Financial risk management continued
(g) Fair value analysis continued
The changes in value of our Level 3 financial instruments are as follows:

	Financing derivatives		Commodity contract derivatives		Other[3,4]		Total
	2020	2019	2020	2019	2020	2019	2020	2019
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April	(214)	(219)	1	(1)	152	194	(61)	(26)
Net (losses)/gains for the year[1,2]	(20)	4	6	(16)	26	15	12	3
Purchases	—	—	26	44	51	57	77	101
Acquisition of Geronimo	—	—	—	—	(74)	—	(74)	—
Settlements	(1)	1	(31)	(26)	(18)	(4)	(50)	(29)
Reclassification to held for sale³	—	—	—	—	—	(110)	—	(110)
At 31 March	(235)	(214)	2	1	137	152	(96)	(61)

1.
Loss of £20 million (2019: £4 million gain) is attributable to derivative financial instruments held at the end of the reporting period and has been recognised in finance costs in the income statement.

2.	Loss of £17 million (2019: £21 million loss) is attributable to commodity contract derivative financial instruments held at the end of the reporting period.

3.	Relates to our put and call options over our interests in Quadgas, that were classified as held for sale at 31 March 2019.

4.
Other comprises our investments in Sunrun Neptune 2016 LLC, Enbala and the investments made by National Grid Partners, which are accounted for at fair value through profit and loss as well as the contingent consideration arising from the acquisition of Geronimo (see note 38).

The impacts on a post-tax basis of reasonably possible changes in significant Level 3 assumptions are as follows:

	Financing derivatives		Commodity contract derivatives		Other[3]
	2020	2019	2020	2019	2020	2019
	£m	£m	£m	£m	£m	£m
10% increase in commodity prices¹	—	—	2	(1)	—	—
10% decrease in commodity prices¹	—	—	—	2	—	—
+10% market area price change	—	—	(4)	(10)	—	—
-10% market area price change	—	—	4	10	—	—
+20 basis points change in Limited Price Inflation (LPI) market curve²	(95)	(88)	—	—	—	—
-20 basis points change in LPI market curve²	90	83	—	—	—	—
+50 basis points change in discount rate	—	—	—	—	(3)	(3)
-50 basis points change in discount rate	—	—	—	—	4	3

1.	Level 3 commodity price sensitivity is included within the sensitivity analysis disclosed in note 35.

2.	A reasonably possible change in assumption of other Level 3 derivative financial instruments is unlikely to result in a material change in fair values.

3.	The investments acquired in the period were on market terms, and sensitivity is considered insignificant at 31 March 2020.
The impacts disclosed above were considered on a contract-by-contract basis with the most significant unobservable inputs identified.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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
Maintaining appropriate credit ratings for our operating and holding companies is an important aspect of our capital risk management strategy and balance sheet efficiency. We monitor our balance sheet efficiency using several metrics including retained cash flow/net debt (RCF), regulatory gearing and interest cover. For the year ended 31 March 2020, these metrics for the Group were 9.2% (2019: 9.4%), 63% (2019: 66%) and 4.1x (2019: 4.4x), respectively. We believe these are consistent with the current credit ratings for National Grid plc in respect of the main companies of the Group, based on guidance from the rating agencies.
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
As most of our business is regulated, at 31 March 2020 the majority of our net assets are subject to some of the restrictions noted above. These restrictions are not considered to be significantly onerous, nor do we currently expect they will prevent the planned payment of dividends in future in line with our dividend policy.
All the above requirements are monitored on a regular basis in order to ensure compliance. The Group has complied with all externally imposed capital requirements to which it is subject.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

33. Borrowing facilities

To support our liquidity requirements and provide backup to commercial paper and other borrowings, we agree loan facilities with financial institutions over and above the value of borrowings that may be required. These committed credit facilities have never been drawn, and our undrawn amounts are listed below.

At 31 March 2020, we had bilateral committed credit facilities of £5,495 million (2019: £5,463 million). In addition, we had committed credit facilities from syndicates of banks of £277 million at 31 March 2020 (2019: £264 million). All committed credit facilities were undrawn in 2020 and 2019. An analysis of the maturity of these undrawn committed facilities is shown below:

	2020	2019
	£m	£m
Undrawn committed borrowing facilities expiring:
Less than 1 year	—	—
In 1 to 2 years	1,940	—
In 2 to 3 years	1,668	2,190
In 3 to 4 years	277	1,668
In 4 to 5 years	1,887	1,869
More than 5 years	—	—
	5,772	5,727
Of the unused facilities at 31 March 2020, £5,495 million (2019: £5,463 million) is available for liquidity purposes, while £277 million (2019: £264 million) is available as backup to specific US borrowings. £1,923 million of the undrawn bilateral facilities due to mature in one to two years, were renegotiated between 1 April and 17 June 2020 with new expiry dates to June 2024. Of the £1,887 million of undrawn committed borrowings facilities due to expire within four to five years, £110 million was renegotiated before 31 March 2020, with the expiry extended by a further year, with effect from 1 June 2020.
For the separately regulated business of National Grid Electricity System Operator Limited, the Group has a facility of £550 million (2019: £550 million). This facility is not available as Group general liquidity support and is not represented in the table above.
In addition to the above, the Group has Export Credit Agreements (ECAs) totalling £901 million (2019: £859 million), of which £233 million (2019: £510 million) is undrawn. Subsequent to the year end, two new ECAs totalling £598 million have been made available and have not been drawn.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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

Subsidiary undertakings
A list of the Group’s subsidiaries as at 31 March 2020 is given below. The entire share capital of subsidiaries is held within the Group except where the Group’s ownership percentages are shown. These percentages give the Group’s ultimate interest and therefore allow for the situation where subsidiaries are owned by partly owned intermediate subsidiaries. Where subsidiaries have different classes of shares, this is largely for historical reasons, and the effective percentage holdings given represent both the Group’s voting rights and equity holding. Shares in National Grid (US) Holdings Limited, National Grid Holdings One plc and NGG Finance plc are held directly by National Grid plc. All other holdings in subsidiaries are owned by other subsidiaries within the Group. All subsidiaries are consolidated in the Group’s financial statements.
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
National Grid Belgium Limited1*
National Grid Blue Power Limited1*
National Grid Carbon Limited
National Grid Commercial Holdings Limited
National Grid Distributed Energy Limited
National Grid Electricity Group Trustee Limited
National Grid Electricity System Operator Limited
National Grid Electricity Transmission plc
National Grid Energy Metering Limited
National Grid Four Limited1*
National Grid Fourteen Limited1*
National Grid Gas Holdings Limited
National Grid Gas plc
National Grid Grain LNG Limited
National Grid Holdings Limited
National Grid Holdings One plc
National Grid IFA 2 Limited
National Grid Interconnector Holdings Limited
National Grid Interconnectors Limited
National Grid International Limited
National Grid Metering Limited
National Grid North Sea Link Limited
National Grid Offshore Limited (previously NG Shetland Link Limited)
National Grid Partners Limited

National Grid Plus Limited (previously National Grid Offshore Limited)
National Grid Property Holdings Limited
National Grid Seventeen Limited1*
National Grid Smart Limited
National Grid Ten
National Grid Thirty Five Limited1*
National Grid Thirty Six Limited
National Grid Twelve Limited
National Grid Twenty Eight Limited
National Grid Twenty-Five Limited1*
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
NGT Telecom No. 1 Limited1*
NGT Two Limited
Port Greenwich Limited
Stargas Nominees Limited
Supergrid Electricity Limited
Supergrid Energy Transmission Limited
Supergrid Limited
Thamesport Interchange Limited
The National Grid Group Quest Trustee Company Limited
The National Grid YouPlan Trustee Limited
Transco Limited
Warwick Technology Park Management Company (No 2) Limited (60.56%)2

1.	Registered office: c/o KPMG, 15 Canada Square, London E14 5GL, UK

2.	Registered office: Shire Hall, PO Box 9, Warwick CV34 4RL, UK

*	In liquidation.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

34. Subsidiary undertakings, joint ventures and associates continued
Subsidiary undertakings continued

Incorporated in the US
Registered office: National Registered Agents, Inc., 1209 Orange Street, Wilmington, DE 19801, USA (unless stated otherwise in footnotes).

Alden Solar, LLC
Altona Solar, LLC
Apple River Solar, LLC
Apple Solar, LLC
Arapahoe Solar, LLC
Argenta Solar, LLC
Armenia Solar, LLC
Artemisia Solar, LLC1
Ashland Solar, LLC
Athens Solar, LLC
Audubon Wind Farm, LLC
Banner Solar, LLC
Bee Hollow Solar, LLC
Benevolent Solar, LLC
Blaze Solar, LLC
Blue Ridge Wind, LLC
Blues Solar, LLC
Blue Stone Solar Energy, LLC
Bluewater Solar, LLC
Boone Solar, LLC
Boston Gas Company2
Brewster Solar, LLC
Brilliance Solar, LLC
British Transco Capital Inc.3
British Transco Finance, Inc.3
Brock Solar, LLC
Broken Bridge Corp.4
Brook Trout Solar, LLC
Brookside Solar, LLC
Burlington Solar, LLC
Burr Ridge Wind, LLC
Cage Ranch Solar, LLC
Cage Ranch Solar II, LLC
Cage Ranch Solar III, LLC
Caldwell Solar, LLC
Caldwell Solar II, LLC
Canby Solar, LLC
Cattle Ridge Wind Farm 2, LLC
Cepheus Community Solar Gardens LLC1
Claddagh Solar, LLC1
Clear Creek Solar, LLC
Clermont Solar, LLC
Clinton County Solar, LLC
Commonwealth Solar, LLC
Conestoga Wind, LLC
Copperhead Solar, LLC
Crocker Wind Farm 2, LLC
Cygnus Community Solar Garden, LLC1
Daybreak Solar, LLC
Deer Trail Solar, LLC
Dekalb Solar, LLC
Desoto Solar, LLC
Dodson Creek Solar, LLC
Dorado Community Solar Gardens, LLC1
Dorsey Road Solar, LLC
East Galesburg Solar, LLC
East Macomb Solar, LLC
Eastern Hemlock Solar, LLC
Elba Solar, LLC
Elburn Solar, LLC
Eldena Solar, LLC
Elk Creek Solar, LLC
Elk Creek Solar 2, LLC
Empire Solar, LLC
EUA Energy Investment Corporation2
Falls City Solar, LLC
Firstview Wind Farm, LLC
Franklin Solar, LLC
Front Range Wind Farm, LLC
Fulton Solar, LLC
Galesburg Solar, LLC
Genesee Solar Energy, LLC
Geronimo Energy LLC
Geronimo E Wind LLC5
Geronimo Solar Energy, LLC1
Geronimo Stutsman Wind Farm, LLC
Geronimo White Pine Solar, LLC
Gladiolus Solar, LLC1
Glenwood Solar, LLC
Glen Rock Solar, LLC
Golden Solar, LLC
Goldendale Solar, LLC
Goldfinch Solar, LLC
Granite State Power Link LLC3
Grant Solar, LLC
Grant Solar 2, LLC
Grayson Solar, LLC

Greenbrier Creek Solar, LLC
Greentown Solar, LLC
Greenwood Solar, LLC
Grid NY, LLC6
Grindstone Wind Farm, LLC7
Hale Solar, LLC
Hampton Solar, LLC
Handley Road Solar, LLC
Hardeman County Solar, LLC
Harmony Solar ND, LLC
Harmony Solar ND 2, LLC
Harrington Solar, LLC
Hartley Solar, LLC
Hearth Solar, LLC
Henderson Solar, LLC
Heyworth Solar, LLC
Honeybee Solar, LLC
Hoosier Solar, LLC1
Hyacinth Solar, LLC1
Illumination Solar, LLC
Innovation Solar, LLC
Irwin Solar, LLC
Itasca Energy Development, LLC8
Itasca Energy Services, LLC
Jack Rabbit Wind, LLC
Jackson County Solar, LLC
Jantz Solar, LLC
Junction Solar, LLC
Kankakee Solar, LLC
Keslinger Solar, LLC
KeySpan CI Midstream Limited3
KeySpan Energy Corporation6
KeySpan Energy Services Inc.3
KeySpan Gas East Corporation6
KeySpan International Corporation3
KeySpan MHK, Inc.3
KeySpan Midstream Inc.3
KeySpan Plumbing Solutions, Inc.6
Kindle Solar, LLC
KSI Contracting, LLC3
KSI Electrical, LLC3
KSI Mechanical, LLC3
Lake Iris Solar, LLC
Lakeside Solar, LLC
Lamdin Solar, LLC
Lamplight Solar, LLC
Land Management & Development, Inc.6
Landwest, Inc.6
Lansing Solar, LLC
Lawrence Solar, LLC
Leola Wind Farm, LLC
Lilac Solar, LLC1
Lindy Solar, LLC
Lockport Solar, LLC
Lordsburg Solar, LLC
Lydia Solar, LLC
Madden Creek Solar, LLC
Marigold Community Solar Garden, LLC1
Massachusetts Electric Company2
Maverick Wind Farm, LLC
Mazon Solar, LLC
McFadden Solar, LLC
Merton Solar, LLC
Metro Energy, LLC6
Metrowest Realty LLC3
Miller Creek Solar, LLC
Morning Glory Solar, LLC1
Mottville Solar, LLC
Mountain Laurel Solar, LLC
Mustang Ridge Wind Farm, LLC
Mystic Steamship Corporation3
Nantucket Electric Company2
National Grid Algonquin LLC3
National Grid Connect Inc.3
National Grid Development Holdings Corp.3
National Grid Electric Services, LLC6
National Grid Energy Management, LLC3
National Grid Energy Services LLC3
National Grid Energy Trading Services LLC6
National Grid Engineering & Survey Inc.6
National Grid Generation LLC6
National Grid Generation Ventures LLC6
National Grid Glenwood Energy Center, LLC3
National Grid IGTS Corp.6
National Grid Insurance USA Ltd6
National Grid Islander East Pipeline LLC3
National Grid LNG GP LLC3

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

34. Subsidiary undertakings, joint ventures and associates continued
Subsidiary undertakings continued

Incorporated in the US continued

National Grid LNG LLC3
National Grid LNG LP LLC3
National Grid Millennium LLC3
National Grid NE Holdings 2 LLC2
National Grid North America Inc.3
National Grid North East Ventures Inc.3
National Grid Partners Inc.6
National Grid Partners LLC3
National Grid Port Jefferson Energy Center LLC3
National Grid Services Inc.3
National Grid Transmission Services Corporation2
National Grid US 6 LLC3
National Grid US LLC3
National Grid USA3
National Grid USA Service Company, Inc.2
Nees Energy, Inc.2
New Bremen Solar, LLC
New England Electric Transmission Corporation4
New England Energy Incorporated2
New England Hydro Finance Company, Inc. (53.704%)2
New England Hydro-Transmission Corporation (53.704%)4
New England Hydro-Transmission Electric Company Inc. (53.704%)2
New England Power Company2
Newport America Corporation9
NGNE LLC3
NGV Emerald Acquisition Co. LLC3
NGV Emerald Energy Venture Holdings LLC3
NGV Emerald Holdings LLC3
NGV US Distributed Energy Inc.3 (previously National Grid Green Homes Inc.)
NGV US Transmission Inc.3 (previously Grid America Holdings Inc.)
Niagara Falls Solar, LLC
Niagara Mohawk Energy, Inc.3
Niagara Mohawk Holdings, Inc.6
Niagara Mohawk Power Corporation6
Niobrara Wind, LLC
NM Properties, Inc.6
Nordic Vos, LLC
North Adair Solar, LLC
Northeast Renewable Link LLC3
North East Transmission Co., Inc.3
North Fork Wind, LLC
North Rock Solar, LLC
North Wonder Lake Solar, LLC
Onton Solar, LLC
Opinac North America, Inc.3
Oreana Solar, LLC
Patriotic Solar, LLC
Pennington Solar, LLC
Peony Solar, LLC
Perseus Community Solar Garden, LLC1
Philadelphia Coke Co., Inc.3
Piper Solar, LLC
Pipestone Solar, LLC
Pleasant Plains Solar, LLC
Plum Creek Wind Farm, LLC
Plum Creek Wind Farm 2, LLC
Polaris Community Solar Garden, LLC1
Port of the Islands North, LLC6
Prairie Oasis Solar, LLC
Prairie Rose Wind 2, LLC1
Prairie Wolf Solar, LLC
Prosperity Wind Farm, LLC
Prosperity Wind Farm 2, LLC
Radiance Solar, LLC1
Red Rock Solar SD, LLC
Regal Solar, LLC
Regulus Community Solar Gardens, LLC1

Rising Solar, LLC
River North Solar, LLC
River Run Solar, LLC
Riverside Solar, LLC
Rochester Solar, LLC1
Rock Falls Solar, LLC
Rock Ridge Wind Farm, LLC
Ross County Solar, LLC
Royal Solar, LLC
Royal Solar 2, LLC
Royerton Solar, LLC
Saginaw Bay Solar, LLC
Sandstone Creek Solar, LLC
Sandstone Creek Solar 2, LLC
Sawmill Wind Farm, LLC
Silver City Solar, LLC
Scorpius Community Solar Garden, LLC1
Serenity Solar, LLC1
Sheas Lake Solar, LLC
Sherco Solar, LLC1
Silver Lake Solar, LLC
Sirius Community Solar Gardens, LLC1
Snowdrop Solar, LLC1
Somerset Solar, LLC
South Belleville Solar, LLC
South Macomb Solar, LLC
Spotlight Solar, LLC
Spring Brook Solar, LLC
Springfield Solar Farm, LLC
Springfield Wind Farm, LLC1
Springville Solar, LLC
St. Thomas Solar, LLC
Stockton Solar, LLC
Stony Brook Wind, LLC
Stove Creek Solar, LLC
Sturgis Solar, LLC
Sugar Maple Solar, LLC
Summit Lake Solar, LLC
Sunbeam Solar, LLC
Sunray Solar, LLC
Sunrise Solar, LLC
Sycamore Creek Solar, LLC
The Brooklyn Union Gas Company6
The Narragansett Electric Company9
Tilton Solar, LLC
Torchlight Solar, LLC1
Transgas, Inc.2
Uintah Solar, LLC
Upper Hudson Development Inc.6
Valley Appliance and Merchandising Company9
Vermont Green Line Devco, LLC3 (90%)
Vibrant Solar, LLC
Virgo Community Solar Gardens, LLC1
Virtue Solar, LLC
Vivid Solar, LLC
Vulpecula Community Solar Garden, LLC1
Wayfinder Group, Inc.2
Wheatfield Solar, LLC
Wild Springs Solar, LLC1
Wildcat Ridge Wind Farm, LLC
Wilder Junction Wind Farm, LLC
Wildhorse Creek Solar, LLC
Willard Solar, LLC
Wiregrass Solar, LLC
Wonder Lake Solar, LLC
Woodlands Solar, LLC
Yellowbud Solar, LLC

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

34. Subsidiary undertakings, joint ventures and associates continued
Subsidiary undertakings continued

Incorporated in Australia
Registered office: Level 7, 330 Collins Street, Melbourne, VIC 3000, Australia
National Grid Australia Pty Limited

Incorporated in Canada
Registered office: Stewart McKelvey Stirling Scales, c/o Charles Reagh, 1959 Upper Water Street, Suite 900, Halifax Nova Scotia, B3J 2N2, Canada
KeySpan Energy Development Co.

Incorporated in Hong Kong
Registered office: Level 54, Hopewell Centre, 183 Queen's Road East, Hong Kong
National Grid Hong Kong Limited (previously HK NewCo 2019 Limited)

Incorporated in the Isle of Man
Registered office: Third Floor, St George’s Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man, UK
National Grid Insurance Company (Isle of Man) Limited
NGT Holding Company (Isle of Man) Limited*

Incorporated in Jersey
Registered office: 44 Esplanade, St Helier, Jersey JE4 9WG, UK
National Grid Jersey Investments Limited**
NG Jersey Limited**

Incorporated in Luxembourg
Registered office: 412F, Route d'Esch, L-2086, Luxembourg, Grand Duchy of Luxembourg
National Grid Luxembourg Sarl (previously 21 June Sarl)

Incorporated in the Netherlands
Registered office: Westblaak 89, 3012 KG Rotterdam, PO Box 21153,
3001 AD, Rotterdam, Netherlands
British Transco International Finance B.V.
Registered office: Prins Bernhardplein 200, 1097 JB, Amsterdam, Netherlands
National Grid Holdings B.V.*

Incorporated in the Republic of Ireland
Registered office: c/o Moore Stephens Nathans, Third Floor, Ulysses House, 23/24 Foley Street, Dublin 1, D01 W2T2, Ireland
National Grid Company (Ireland) Designated Activity Company (previously National Grid Insurance Company (Ireland) Designated Activity Company)*

1.	Registered office: c/o Geronimo Energy LLC, 8400 Normandale Lake Bvld. Suite 1200, Bloomington, MN 55437, USA.

2.	Registered office: Corporation Service Company, 84 State Street, Boston MA 02109, USA.

3.	Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, USA.

4.	Registered office: Lawyers Incorporating Service, 10 Ferry Street, Suite 313, Concord NH 03301, USA.

5.	Registered office: National Registered Agents, Inc., 301 S. Bedford St. Suite 1 Madison, WI 53703, USA.

6.	Registered office: Corporation Service Company, 80 State Street, Albany NY 12207-2543, USA.

7.	Registered office: National Registered Agents, Inc., 30600 Telegraph Road, Suite2345, Bingham Farms, MI 48025-5720, USA.

8.	Registered office: 10710 Town Square Drive NE, Suite 201 Minneapolis, MN 55449, USA.

9.	Registered office: Corporation Service Company, 222 Jefferson Boulevard, Suite 200, Warwick RI 02888, USA.

*	In liquidation.

**	Entered liquidation 29 April 2020.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

34. Subsidiary undertakings, joint ventures and associates continued
Joint ventures
A list of the Group’s joint ventures as at 31 March 2020 is given below. All joint ventures are included in the Group’s financial statements using the equity method of accounting. Principal joint ventures are identified in bold.
Incorporated in England and Wales
Registered office: 1–3 Strand, London WC2N 5EH, UK (unless stated otherwise in footnotes).
BritNed Development Limited (50%)*
Joint Radio Company Limited (50%)1**
Nemo Link Limited (50%)
NGET/SPT Upgrades Limited (50%)†
St William Homes LLP (50%)2

Incorporated in the US
Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, USA (unless stated otherwise in footnotes).
Clean Energy Generation, LLC (50%)
Emerald Energy Venture LLC (51%)
Goldendale Energy Storage LLC (50%)
Island Park Energy Center, LLC (50%)
Islander East Pipeline Company, LLC (50%)3
LI Energy Storage System, LLC (50%)
LI Solar Generation, LLC (50%)
Swan Lake North Holdings LLC (50%)

Incorporated in France
Registered office: 1 Terrasse Bellini, Tour Initiale, TSA 41000 – 9291, Paris La Defense, CEDEX, France
IFA2 SAS (50%)

Associates
A list of the Group’s associates as at 31 March 2020 is given below. Unless otherwise stated, all associates are included in the Group’s financial statements using the equity method of accounting. Principal associates are identified in bold.
Incorporated in the US
Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, USA (unless stated otherwise in footnotes).
Clean Line Energy Partners LLC (32%)3
Connecticut Yankee Atomic Power Company (19.5%)4
Direct Global Power, Inc. (26%)3
Energy Impact Fund LP (9.42%)5
Greeneru, Inc. (21.6%)3
KHB Venture LLC (33%)6
Maine Yankee Atomic Power Company (24%)7
Millennium Pipeline Company, LLC (26.25%)3
New York Transco LLC (28.3%)8
Nysearch RMLD, LLC (22.63%)
Sunrun Neptune Investor 2016 LLC3***
Yankee Atomic Electric Company (34.5%)9

Incorporated in Belgium
Registered office: Avenue de Cortenbergh 71, 1000 Brussels, Belgium
Coreso SA (15.84%)

Other investments
A list of the Group’s other investments as at 31 March 2020 is given below.
Incorporated in England and Wales
Registered office: 1 More London Place, London SE1 2AF, UK
Energis plc (33.06%)‡

1.	Registered office: Friars House, Manor House Drive, Coventry CV1 2TE, UK.

2.	Registered office: Berkeley House, 19 Portsmouth Road, Cobham, Surrey KT11 1JG, UK.

3.	Registered office: Corporation Trust Company, 1209 Orange, Wilmington DE 19808, New Castle County, USA.

4.	Registered office: Carla Pizzella, 362 Injun Hollow Road, East Hampton CT 06424, USA.

5.	Registered office: Harvard Business Services, Inc., 16192 Coastal Highway, Lewes DE 19958, Sussex County, USA.

6.	Registered office: De Maximus Inc., 135 Beaver Street, 4th Floor, Waltham MA 02452, USA.

7.	Registered office: Joseph D Fay, 321 Old Ferry Road, Wiscasset ME 04578, USA.

8.	Registered office: Corporation Service Company, 80 State Street, Albany NY 12207, USA.

9.	Registered office: Karen Sucharzewski, 49 Yankee Road, Rowe MA 01367, USA.

*	National Grid Interconnector Holdings Limited owns 284,500,000 €0.20 C Ordinary shares and one £1.00 Ordinary A share.

**	National Grid Gas plc owns all £1.00 A Ordinary shares.

***	NGV US Distributed Energy Inc. owns 1,000 Class A Membership Interests.

†	National Grid Electricity Transmission plc owns 50 £1.00 A Ordinary shares.

‡	In administration.

Our interests and activities are held or operated through the subsidiaries, joint arrangements or associates as disclosed above. These interests and activities (and their branches) are established in – and subject to the laws and regulations of – these jurisdictions.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

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
(a) Sensitivities on areas of estimation uncertainty
The table below sets out the sensitivity analysis for certain areas of estimation uncertainty set out in note 1E. These estimates are those that have a significant risk of resulting in a material adjustment to the carrying values of assets and liabilities in the next year. Note that the sensitivity analysis for the useful economic lives of our gas network assets is included in note 13.

	2020		2019
	Income statement £m	Net assets £m	Income statement £m	Net assets £m
Pensions and other post-retirement benefit liabilities (pre-tax)¹:
UK discount rate change of 0.5%²	6	877	6	1,064
US discount rate change of 0.5%²	10	514	16	688
UK RPI rate change of 0.5%³	4	670	4	908
UK long-term rate of increase in salaries change of 0.5%	1	39	1	56
US long-term rate of increase in salaries change of 0.5%	2	47	2	46
UK change of one year to life expectancy at age 65[4]	1	545	1	610
US change of one year to life expectancy at age 65	4	456	4	406
Assumed US healthcare cost trend rates change of 1%	31	507	32	503

Pension assets:
Change in value of unquoted equities by 10%	—	381	—	415
Change in value of unquoted properties by 10%	—	89	—	107
Change in value of unquoted diversified alternatives by 10%	—	152	—	142

Environmental provision:
10% change in estimated future cash flows	210	210	165	165

1.	The changes shown are a change in the annual pension or other post-retirement benefit service charge and change in the defined benefit obligations.

2.
A change in the discount rate is likely to occur as a result of changes in bond yields and as such would be expected to be offset to a significant degree by a change in the value of the bond assets held by the plans. In the UK, there would also be a £205 million net assets offset from the buy-in policies purchased in the year, where the accounting value of the buy-in asset is set equal to the associated liabilities.

3.
The projected impact resulting from a change in RPI reflects the underlying effect on pensions in payment, pensions in deferment and resultant increases in salary assumptions. The buy-in policies purchased during the year would have a £152 million net assets offset to the above.

4.	In the UK, the buy-in policies purchased during the year, and the longevity swap entered into previously, would have a £223 million net assets offset to the above.
Pensions and other post-retirement benefits assumptions
Sensitivities have been prepared to show how the defined benefit obligations and annual service costs could potentially be impacted by changes in the relevant actuarial assumption that were reasonably possible as at 31 March 2020. In preparing sensitivities, the potential impact has been calculated by applying the change to each assumption in isolation and assuming all other assumptions remain unchanged. This is with the exception of RPI in the UK where the corresponding change to increases to pensions in payment, increases to pensions in deferment and increases in salary are recognised.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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
The following main assumptions were made in calculating the sensitivity analysis for continuing operations:

•
the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio, and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2020 and 2019 respectively;

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

	2020		2019
	Income statement £m	Other equity reserves £m	Income statement £m	Other equity reserves £m
Financial risk (post-tax):
UK RPI change of 0.5%¹	27	—	27	—
UK interest rates change of 0.5%	14	47	16	13
US interest rates change of 0.5%	5	27	11	44
US dollar exchange rate change of 10%²	49	216	53	246

1.	Excludes sensitivities to LPI curve. Further details on sensitivities are provided in note 32(g).

2.
The other equity reserves impact does not reflect the exchange translation in our US subsidiaries’ net assets. It is estimated this would change by £1,319 million (2019: £1,119 million) in the opposite direction if the dollar exchange rate changed by 10%.

Our commodity contract derivatives are sensitive to price risk. Additional sensitivities in respect to commodity price risk and to our derivative fair values are as follows:

	2020		2019
	Income statement £m	Net assets £m	Income statement £m	Net assets £m
Commodity price risk (post-tax):
10% increase in commodity prices	26	26	26	26
10% decrease in commodity prices	(27)	(27)	(27)	(27)

Assets and liabilities carried at fair value (post-tax):
10% fair value change in derivative financial instruments¹	12	12	(3)	(3)
10% fair value change in commodity contract derivative liabilities	9	9	—	—

1.	The effect of a 10% change in fair value assumes no hedge accounting.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

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

Niagara Mohawk Power Corporation, a wholly owned subsidiary of the Group, has issued preferred shares that are listed on a US national securities exchange and are guaranteed by National Grid plc. In order to provide preferred shareholders with information on the financial stability of the company providing the guarantee, we are required to disclose individual financial information for these companies. We have chosen to include this information in the Group financial statements rather than submitting separate stand-alone financial statements.
The following summarised financial information is given in respect of Niagara Mohawk Power Corporation as a result of National Grid plc’s guarantee, dated 29 October 2007, of Niagara Mohawk Power Corporation’s 3.6% and 3.9% issued preferred shares, which amount to £29 million. National Grid plc’s guarantee of Niagara Mohawk Power Corporation’s preferred shares is full and unconditional. There are no restrictions on the payment of dividends by Niagara Mohawk Power Corporation or limitations on National Grid plc’s guarantee of the preferred shares, and there are no factors that may affect payments to holders of the guaranteed securities.
The following summarised financial information for National Grid plc and Niagara Mohawk Power Corporation is presented on a combined basis and is intended to provide investors with meaningful and comparable financial information, and is provided pursuant to the early adoption of Rule 13-01 of Regulation S-X in lieu of the separate financial statements of Niagara Mohawk Power Corporation.
Summarised financial information is presented, on a combined basis, as at 31 March 2020. The combined amounts are presented under IFRS measurement principles. Inter-company transactions have been eliminated. Investments in other non-issuer and non-guarantor subsidiaries are included at cost, subject to impairment.
Summarised financial information for the year ended 31 March 2020 – IFRS

National Grid plc and Niagara Mohawk Power Corporation combined £m

Combined statement of financial position
Non-current loans to other subsidiaries	363
Non-current assets	8,939
Current loans to other subsidiaries	12,435
Current assets	1,378
Current loans from other subsidiaries	(16,226)
Current liabilities	(1,648)
Non-current loans from other subsidiaries	(2,105)
Non-current liabilities	(5,460)
Net liabilities¹	(2,324)
Equity	(2,324)

Combined income statement – continuing operations
Revenue	2,365
Operating costs	(2,131)
Operating profit	234
Other income from other subsidiaries	3,888
Other income and costs, including taxation	(428)
Profit after tax	3,694

1.	Excluded from net liabilities above are investments in other consolidated subsidiaries with a carrying value of £14,362 million.

37. Transition to new accounting standards
(a) Transition to IFRS 16
The Group has adopted IFRS 16 ‘Leases’, with effect from 1 April 2019. IFRS 16 introduces a single lease accounting model for lessees (rather than the current distinction between operating and finance leases). A contract is, or contains, a lease, if it provides the right to control the use of an identified asset for a specific period of time in exchange for consideration. The new standard results in our operating leases being accounted for in the consolidated statement of financial position as ‘right-of-use’ assets with corresponding lease liabilities also recognised. It therefore increases both our assets and liabilities (including net debt). It also changes the timing and presentation in the consolidated income statement as it results in an increase in finance costs and depreciation largely offset by a reduction in the previously straight-line operating costs.
Transition options
We have applied IFRS 16 using the modified retrospective approach. Comparatives have not been restated on adoption. Instead, on the opening balance sheet date, right-of-use assets (net of accrued rent or rent-free periods, and reported within property, plant and equipment), additional lease liabilities (reported within borrowings) and any associated deferred tax have been recognised, with no cumulative transition adjustment to reflect through retained earnings. For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as computers), the Group continues to recognise a lease expense on a straight-line basis as permitted by IFRS 16.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

37. Transition to new accounting standards continued
(a) Transition to IFRS 16 continued
We elected to apply the practical expedient to grandfather our previous assessments of whether contracts were previously accounted for as a lease, as permitted by the standard, instead of reassessing all significant contracts as at the date of initial application to determine whether they met the IFRS 16 definition of a lease.
We have elected to apply the practical expedient on transition, which permits right-of-use assets to be measured at an amount equal to the lease liability on adoption of the standard (adjusted for any prepaid or accrued lease expenses).
In addition, we have also elected the option to adjust the carrying amounts of the right-of-use assets as at 1 April 2019 for any onerous lease provisions that had been recognised on the Group consolidated statement of financial position as at 31 March 2019, rather than performing impairment assessments on transition.
Impact of transition
At 31 March 2019, the Group disclosed non-cancellable operating lease commitments of £0.3 billion, of which the majority were in the US. A further £0.4 billion of lease liabilities were recognised due to the requirement in IFRS 16 to recognise lease liabilities for the term that we are reasonably certain to exercise lease extension or lease termination options for, rather than only for the period of the minimum contractual term that was used in determining our lease liability commitments. This was partially offset by the £0.2 billion impact of discounting our lease liabilities at the incremental borrowing rate for each lease. The weighted average discount rate applied to lease liabilities recognised on the transition date was 2.8%.There were some immaterial short-term and low-value leases, which will be recognised on a straight-line basis as an expense in the consolidated income statement over the remaining lease term.
As a result, the Group has recognised additional right-of-use assets of £0.5 billion and lease liabilities (which are included within net debt) of £0.5 billion at 1 April 2019. No additional net deferred tax has arisen. The transition adjustment is in addition to the £270 million of finance leases already recognised on the consolidated statement of financial position under IAS 17. There has been no impact on net assets as shown in the table below, which shows the impacted balances from the Group consolidated statement of financial position.

Impact of transition	31 March 2019 As previously reported	IFRS 16 transition adjustments	1 April 2019 As restated
	£m	£m	£m
Property, plant and equipment – Right-of-use assets
Land and buildings	2,560	381	2,941
Plant and machinery	36,589	67	36,656
Assets in the course of construction	4,425	—	4,425
Motor vehicles and office equipment	339	20	359
Total property, plant and equipment	43,913	468	44,381
Borrowings – Lease liabilities
Current	(65)	(48)	(113)
Non-current	(205)	(426)	(631)
Total lease liabilities	(270)	(474)	(744)
Other liabilities
Trade and other payables	(3,769)	3	(3,766)
Other non-current liabilities	(808)	3	(805)

Net assets	19,369	—	19,369

Equity
Total equity	19,369	—	19,369
The impact of IFRS 16 on profit after tax as a result of adopting the new standard is not material. However, it has resulted in an increase in operating profit due to the operating costs now being replaced with depreciation and interest charges.
The impact on the cash flow statement has also not been material, although there has been an increase in operating cash flows and decrease in financing cash flows, because repayment of the principal portion of the lease liabilities is now classified as cash flows from financing activities rather than operating cash flows.
Ongoing accounting policy
With effect from 1 April 2019, new lease arrangements entered into are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The right-of-use asset and associated lease liability arising from a lease are initially measured at the present value of the lease payments expected over the lease term, plus any other costs. The discount rate applied is the rate implicit in the lease or if that is not available, then the incremental rate of borrowing for a similar term and similar security.
The lease term takes account of exercising any extension options that are at our option if we are reasonably certain to exercise the option and any lease termination options unless we are reasonably certain not to exercise the option.
Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period using the effective interest rate method. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as computers), the Group continues to recognise a lease expense on a straight-line basis.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

37. Transition to new accounting standards continued
(b) Transition to IFRS 9 and IFRS 15
On 1 April 2018, the Group adopted IFRS 9 and IFRS 15. Both standards were applied using the modified retrospective approach whereby comparative amounts were not restated on transition, but a cumulative adjustment was made to retained earnings in the opening consolidated statement of financial position as at 1 April 2018. The impact of the transition on the opening consolidated statement of financial position is set out in the following table:

Impact of transition	31 March 2018 As previously reported As previously reported	Transition adjustments		1 April 2018
		IFRS 9	IFRS 15
	£m	£m	£m	£m
Non-current assets
Goodwill	5,444	—	—	5,444
Other intangible assets	899	—	—	899
Property, plant and equipment	39,853	—	—	39,853
Other non-current assets	115	—	—	115
Pension assets	1,409	—	—	1,409
Financial and other investments	899	—[1]	—	899
Investments in joint ventures and associates	2,168	—	—	2,168
Derivative financial assets	1,319	—	—	1,319
Total non-current assets	52,106	—	—	52,106
Current assets
Inventories and current intangible assets	341	—	—	341
Trade and other receivables	2,798	—[2]	(3)	2,795
Current tax assets	114	—	—	114
Financial and other investments	2,694	—[1]	—	2,694
Derivative financial assets	405	—	—	405
Cash and cash equivalents	329	—	—	329
Total current assets	6,681	—	(3)	6,678
Total assets	58,787	—	(3)	58,784
Current liabilities
Borrowings	(4,447)	—	—	(4,447)
Derivative financial liabilities	(401)	—	—	(401)
Trade and other payables	(3,453)	—	59[7]	(3,394)
Contract liabilities	—	—	(53)[7]	(53)
Current tax liabilities	(123)	—	—	(123)
Provisions	(273)	—	—	(273)
Total current liabilities	(8,697)	—	6	(8,691)
Non-current liabilities
Borrowings	(22,178)	(32)[3]	—	(22,210)
Derivative financial liabilities	(660)	—	—	(660)
Other non-current liabilities	(1,317)	—	567[7]	(750)
Contract liabilities	—	—	(813)[7]	(813)
Deferred tax liabilities	(3,636)	5[4]	74[8]	(3,557)
Pensions and other post-retirement benefit obligations	(1,672)	—	—	(1,672)
Provisions	(1,779)	—	—	(1,779)
Total non-current liabilities	(31,242)	(27)	(172)	(31,441)
Total liabilities	(39,939)	(27)	(166)	(40,132)
Net assets	18,848	(27)	(169)	18,652
Equity
Share capital	452	—	—	452
Share premium account	1,321	—	—	1,321
Retained earnings	21,599	(99)[5]	(169)[9]	21,331
Other equity reserves	(4,540)	72[6]	—	(4,468)
Total shareholders’ equity	18,832	(27)	(169)	18,636
Non-controlling interests	16	—	—	16
Total equity	18,848	(27)	(169)	18,652

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

37. Transition to new accounting standards continued
(b) Transition to IFRS 9 and IFRS 15 continued

IFRS 9: Financial Instruments
IFRS 9 has changed the rules concerning the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Details of the impact of applying IFRS 9 for the year ended 31 March 2019 are set out below.
Adjustments arising in the year ended 31 March 2019 as a result of the transition to IFRS 9:

1.
The available-for-sale category for financial assets was replaced with investments held at fair value through profit and loss (FVTPL) and investments held at fair value through other comprehensive income (FVOCI). Changes to the classification and measurement of financial assets did not alter the carrying value of any financial assets held by the Group. The net impact to retained earnings of the reclassification on transition was an £8 million gain.

As described in note 15, all recognised financial assets that are within the scope of IFRS 9 are initially recorded at fair value and subsequently measured at amortised cost or fair value based on the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Therefore on 1 April 2018, the Group reclassified its investments as follows:

•
Money market funds and fund investments held by captive insurance companies were classified as financial assets at FVTPL because their contractual cash flows are not solely payments of principal and interest;

•
Investments in debt securities that have contractual payments that are solely payments of principal and interest, and which are held as part of the liquidity portfolio or to back employee benefit liabilities, were classified as financial assets at FVOCI because they are held in a business model whose objective is to collect the contractual cash flows and to sell the debt instruments;

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
The table below illustrates those financial assets and liabilities that were reclassified at 1 April 2018:

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

2.
The change from the incurred loss impairment model of IAS 39 to the expected loss model in IFRS 9 did not have a material impact on the Group’s credit loss provision. The Group calculates its impairment provision on trade receivables using a sophisticated provisions matrix. The inclusion of forward-looking information did not have a significant impact on the matrix as the relevant short-term future economic conditions affecting our retail customers in the US are expected to be similar to recent experience.

3.
The Group elected to reclassify an existing liability with a carrying value of £570 million from amortised cost to fair value through profit and loss to reduce a measurement mismatch. At transition, the resultant impacts included an increase in the carrying value of the liability of £32 million, a reduction in retained earnings of £40 million and the establishment of an own credit reserve (within other equity reserves) of £7 million.

4.	Deferred tax was recognised on the adjustments recorded on the transition to IFRS 9. Reserve impacts are stated net of related deferred tax.

5.	Retained earnings included the impact from adjustments 1, 3 and 6.

6.
The Group adopted the hedge accounting requirements of IFRS 9, which more closely align with the Group’s risk management policies. On transition, it was concluded that all IAS 39 hedge relationships are qualifying IFRS 9 relationships with the treatment of the cost of hedging being the main change. The effect was a reclassification in reserves of a £67 million gain from retained earnings and a £10 million gain from the cash flow hedge reserve, into a new cost of hedging reserve (within other equity reserves). In this reserve, qualifying unrealised gains and losses excluded from hedging relationships are deferred and released systematically into profit or loss to match the timing of hedged items.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the consolidated financial statements

37. Transition to new accounting standards continued
(b) Transition to IFRS 9 and IFRS 15 continued
IFRS 15: Revenue from Contracts with Customers
IFRS 15 has primarily changed the accounting for our connection and diversion revenues in our regulated businesses. No practical expedients on transition were applied.
The accounting for revenue under IFRS 15 did not represent a substantive change from the Group’s previous practice under IAS 18 for recognising revenue from sales to customers with the exception of the following items:

•
Certain pass-through revenues (principally revenues collected on behalf of the Scottish and Offshore transmission operators) were recorded net of operating costs, whereas previously they were recognised gross of operating costs. Had we not adopted IFRS 15, our revenues and operating costs for the year ended 31 March 2019 would have been £1,197 million higher, with no impact to operating profits;

•
Contributions for capital works relating to connections for our customers were deferred as contract liabilities on our consolidated statement of financial position on transition, and released over the life of the connection assets. This was a change for our US Regulated business and our UK Gas Transmission business, where previously revenues were recorded once the work was completed. Had we not adopted IFRS 15, our revenues and operating profit for the year ended 31 March 2019 would have been £57 million higher; and

•
In the UK, contributions for capital works relating to diversions were recognised as the works are completed. This was a change for the UK regulated businesses where revenues were previously deferred over the life of the asset. Had we not adopted IFRS 15, our revenues and operating profit for the year ended 31 March 2019 would have been £26 million and £23 million lower, respectively.

Adjustments arising in the year ended 31 March 2019 as a result of the transition to IFRS 15:

7.
Deferred income from contributions for capital works were reclassified to contract liabilities. In addition, these liabilities for capital works relating to connections have increased as these capital contributions for connections were cumulatively adjusted for on 1 April 2018 and are now deferred and released over the life of the connection assets. This was a change for our US Regulated business and our UK Gas Transmission business where previously revenues were recorded once the work was completed.

Partially offsetting the increase in contract liabilities for connections was the change in accounting treatment for contributions relating to diversions in our UK businesses. These contributions are recognised as revenue as the works are completed where previously revenue was recognised over the life of the assets.

8.
Deferred tax was recorded on the incremental amounts recorded against capital contributions and contract liabilities on the transition to IFRS 15. Deferred tax balances have been calculated at the rate substantially enacted at the balance sheet date.

9.	The transition adjustment reflected the net of adjustments 7 and 8 above.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the consolidated financial statements
– supplementary information continued

38. Acquisition of Geronimo Energy LLC and Emerald Energy Venture LLC
On 11 July 2019, National Grid Ventures acquired 100% of the share capital of Geronimo Energy LLC (Geronimo) and 51% of Emerald Energy Venture LLC (Emerald), which is jointly controlled by National Grid and Washington State Investment Board (WSIB). Geronimo is a leading developer of wind and solar generation based in Minneapolis in the US, and the acquisition is a significant step in National Grid’s commitment to the decarbonisation agenda, towards developing and growing a large-scale renewable generation business in the US, and delivering sustainable, reliable and efficient energy. This is National Grid’s first ownership stake in wind generation and an expansion of our activities in solar generation. Whilst Geronimo develops the assets, Emerald has a right of first refusal to buy, build and operate those assets.
The total consideration was £209 million, satisfied by a combination of cash and contingent consideration. The contingent consideration has been recorded within trade and other payables for the amount payable within one year, with the remainder recorded within other non-current liabilities. The fair value of contingent consideration recognised is determined as the present value of our best estimate of the value that we will be required to pay, taking into consideration management’s estimates of the volume of successful development activity by Geronimo over the relevant period.
The fair values of the assets and liabilities recognised from both the acquisition of the subsidiary, Geronimo, and the joint venture, Emerald, are set out below.

£m
Intangible assets	5
Property, plant and equipment	1
Investment in joint venture – Emerald	90
Cash	2
Other identifiable assets and liabilities	30
Total identifiable assets	128
Goodwill	81
Total consideration transferred	209

Satisfied by:
Contingent consideration – Geronimo	70
Cash consideration – Geronimo	49
Cash consideration – Emerald	90
209
The goodwill arising from the acquisition comprises the value associated with the potential future projects that will be developed by Geronimo as well as the expertise of the management team that have been acquired, neither of which qualify for recognition as tangible or intangible assets. At the acquisition date, there were no material contingent liabilities.
Subsequent to the acquisition date, we made an additional capital contribution of £50 million into Emerald.
Total acquisition-related costs of £3 million have been recognised within operating costs within the consolidated income statement, of which £1 million was recognised in the year ended 31 March 2020.
Geronimo earns revenue from selling its development stage assets to Emerald and other third parties. Emerald generates revenue from the assets it purchases from Geronimo once they are operational and has no other business (see note 16). Neither entity has generated significant revenues or profits for the period between the acquisition date and the reporting date. Even if the acquisition had completed on 1 April 2019, there would have been no significant revenues or profits.

39. Post balance sheet events
In the period between 31 March 2020 and 17 June 2020, there have continued to be substantial environmental, economic and social changes in both the UK and US. These have had, and will continue to have, significant ramifications for the Group. Other than as disclosed in respect of those areas where forward-looking forecasts are relevant (notably goodwill impairment reviews (note 11), expected credit losses on financial instruments including trade receivables (notes 19 and 32) and the presumption of the going concern basis generally (note 1)), none of these developments have impacted or caused adjustment to the financial statements.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
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
The financial statements of National Grid plc for the year ended 31 March 2020 were approved by the Board of Directors on 17 June 2020. The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 (FRS 100) issued by the Financial Reporting Council. Accordingly, these individual financial statements of the Company have been prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101). In preparing these financial statements the Company applies the recognition and measurement requirements of International Financial Reporting Standards (IFRS) as adopted by the EU, but makes amendments where necessary in order to comply with the provisions of the Companies Act 2006 and sets out below where advantage of the FRS 101 disclosure exemptions has been taken.
These individual financial statements have been prepared on an historical cost basis, except for the revaluation of financial instruments, and are presented in pounds sterling, which is the currency of the primary economic environment in which the Company operates. The 2019 comparative financial information has also been prepared on this basis.
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
As described further in note 1 to the consolidated financial statements, the Directors have considered the impact of COVID-19 on the Group and on the Company, and have concluded that the Company will have adequate resources to continue in operation for at least 12 months from the signing date of these financial statements. Therefore, they continue to adopt the going concern basis of accounting in preparing the financial statements.
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
The Company has adopted IFRS 16 with effect from 1 April 2019. The adoption of IFRS 16 has had no impact on the Company.
There are no areas of judgement or key sources of estimation uncertainty that are considered to have a significant effect on the amounts recognised in the financial statements.
The balance sheet has been prepared in accordance with the Company’s accounting policies approved by the Board and described below.
B. Fixed asset investments
Investments held as fixed assets are stated at cost less any provisions for impairment. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are calculated such that the carrying value of the fixed asset investment is the lower of its cost or recoverable amount. Recoverable amount is the higher of its net realisable value and its value-in-use. The Company accounts for common control transactions at cost.
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

National Grid Annual Report and Accounts 2019/20    Financial Statements
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
E. Financial instruments
The Company’s accounting policies are the same as the Group’s accounting policies under IFRS, namely IAS 32 ‘Financial Instruments: Presentation’, IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’. The Company applies these policies only in respect of the financial instruments that it has, namely investments, derivative financial instruments, debtors, cash at bank and in hand, borrowings and creditors.
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
J. Directors’ remuneration
Full details of Directors’ remuneration are disclosed on pages 88 to 108.

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Company balance sheet
as at 31 March

		2020	2019
	Notes	£m	£m
Fixed assets
Investments	1	14,362	9,923

Current assets
Debtors (amounts falling due within one year)	2	12,427	12,625
Debtors (amounts falling due after more than one year)	2	398	358
Investments	5	752	895
Cash at bank and in hand		2	75
Total current assets		13,579	13,953

Creditors (amounts falling due within one year)	3	(16,836)	(15,529)
Net current liabilities		(3,257)	(1,576)
Total assets less current liabilities		11,105	8,347

Creditors (amounts falling due after more than one year)	3	(2,620)	(2,648)
Net assets		8,485	5,699

Equity
Share capital	7	470	458
Share premium account		1,301	1,314
Cash flow hedge reserve		(28)	1
Cost of hedging reserve		(6)	—
Other equity reserves		399	380
Profit and loss account	8	6,349	3,546
Total shareholders’ equity		8,485	5,699
The Company’s profit after tax for the year was £3,684 million (2019: £202 million loss). Profits available for distribution by the Company to shareholders were in excess of £5 billion at 31 March 2020. The financial statements of the Company on pages 209 to 215 were approved by the Board of Directors on 17 June 2020 and were signed on its behalf by:
Sir Peter Gershon Chairman
Andy Agg Chief Financial Officer

National Grid plc
Registered number: 4031152

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Company statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Cash flow hedge reserve £m	Cost of hedging reserve £m	Other equity reserves £m	Profit and loss account £m	Total shareholders’ equity £m
At 1 April 2018	452	1,321	2	—	353	4,892	7,020
Loss for the year	—	—	—	—	—	(202)	(202)
Other comprehensive loss for the year
Transferred from equity (net of tax)	—	—	(1)	—	—	—	(1)
Total comprehensive loss for the year	—	—	(1)	—	—	(202)	(203)
Other equity movements
Scrip dividend-related share issue¹	6	(7)	—	—	—	—	(1)
Issue of treasury shares	—	—	—	—	—	18	18
Purchase of own shares	—	—	—	—	—	(2)	(2)
Share awards to employees of subsidiary undertakings	—	—	—	—	27	—	27
Equity dividends	—	—	—	—	—	(1,160)	(1,160)
At 31 March 2019	458	1,314	1	—	380	3,546	5,699
Profit for the year²	—	—	—	—	—	3,684	3,684
Other comprehensive (loss)/profit for the year
Transferred from equity (net of tax)	—	—	(29)	(6)	—	—	(35)
Total comprehensive (loss)/profit for the year	—	—	(29)	(6)	—	3,684	3,649
Other equity movements
Scrip dividend-related share issue¹	12	(13)	—	—	—	—	(1)
Issue of treasury shares	—	—	—	—	—	17	17
Purchase of own shares	—	—	—	—	—	(6)	(6)
Share awards to employees of subsidiary undertakings	—	—	—	—	19	—	19
Equity dividends	—	—	—	—	—	(892)	(892)
At 31 March 2020	470	1,301	(28)	(6)	399	6,349	8,485

1.	Included within the share premium account are costs associated with scrip dividends.

2.	Included within profit for the year is dividend income from subsidiaries of £3,887 million (2019: £nil).

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the Company financial statements

1. Fixed asset investments

Shares in subsidiary undertakings £m
At 1 April 2018	9,896
Additions	27
At 31 March 2019	9,923
Additions	7,011
Disposals	(2,572)
At 31 March 2020	14,362
During the year there was a capital contribution of £19 million (2019: £27 million) which represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes.
Furthermore, the Company made a further investment of £2,000 million in National Grid (US) Holdings Limited, following a rights issue by that company; acquired National Grid (US) Investments 2 Limited from an indirect subsidiary undertaking for £2,420 million; and disposed of its investments in National Grid Holdings One plc and National Grid (US) Investments 2 Limited in exchange for an investment in National Grid Luxembourg Sarl at a cost of £2,572 million.
The Company’s direct subsidiary undertakings as at 31 March 2020 were as follows: National Grid (US) Holdings Limited; NGG Finance plc; and National Grid Luxembourg Sarl. The names of indirect subsidiary undertakings, joint ventures and associates are included in note 34 to the consolidated financial statements.
The Directors believe that the carrying value of the investments is supported by the fair value of their underlying net assets.
2. Debtors

	2020	2019
	£m	£m
Amounts falling due within one year
Derivative financial instruments (see note 4)	37	110
Amounts owed by subsidiary undertakings	12,390	12,514
Prepayments and accrued income	—	1
	12,427	12,625
Amounts falling due after more than one year
Derivative financial instruments (see note 4)	27	—
Amounts owed by subsidiary undertakings	363	358
Deferred tax	8	—
	398	358
The carrying values stated above are considered to represent the fair values of the assets. For the purposes of the impairment assessment, loans to subsidiary undertakings are considered low credit risk as the subsidiaries are solvent and are covered by the Group’s liquidity arrangements.
A reconciliation of the movement in deferred tax in the year is shown below:

Deferred tax £m
At 1 April 2018	(1)
Credited to equity	1
At 31 March 2019	—
Charged to equity	8
At 31 March 2020	8

National Grid plc Annual Report and Accounts 2019/20    Financial Statements
Notes to the Company financial statements
continued

3. Creditors

	2020	2019
	£m	£m
Amounts falling due within one year
Borrowings (see note 6)	666	1,275
Derivative financial instruments (see note 4)	278	92
Amounts owed to subsidiary undertakings	15,834	14,104
Other creditors	58	58
	16,836	15,529
Amounts falling due after more than one year
Borrowings (see note 6)	355	346
Derivative financial instruments (see note 4)	160	228
Amounts owed to subsidiary undertakings	2,105	2,074
	2,620	2,648
Amounts owed to subsidiary undertakings falling due after more than one year are repayable as follows:
In 1 to 2 years	—	1,077
In 4 to 5 years	443	—
More than 5 years	1,662	997
	2,105	2,074
The carrying values stated above are considered to represent the fair values of the liabilities.

4. Derivative financial instruments
The fair values of derivative financial instruments are:

	2020			2019
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Amounts falling due within one year	37	(278)	(241)	110	(92)	18
Amounts falling due after more than one year	27	(160)	(133)	—	(228)	(228)
	64	(438)	(374)	110	(320)	(210)
For each class of derivative, the notional contract1 amounts are as follows:

	2020	2019
	£m	£m
Interest rate swaps	—	(1,208)
Cross-currency interest rate swaps	(3,804)	(2,900)
Foreign exchange forward contracts	(7,886)	(7,920)
	(11,690)	(12,028)

1.	The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the balance sheet date.

5. Investments

	2020	2019
	£m	£m
Investments in short-term money funds	572	672
Restricted balances – collateral	180	223
	752	895

National Grid plc Annual Report and Accounts 2019/20    Financial Statements | Notes to the Company financial statements

6. Borrowings
The following table analyses the Company’s total borrowings:

	2020	2019
	£m	£m
Amounts falling due within one year
Bank loans	46	—
Bonds	2	435
Commercial paper	618	840
	666	1,275
Amounts falling due after more than one year
Bonds	355	346
	1,021	1,621
The maturity of total borrowings is as follows:

	2020	2019
	£m	£m
Total borrowings are repayable as follows:
Less than 1 year	666	1,275
In 1 to 2 years	355	—
In 2 to 3 years	—	346
In 3 to 4 years	—	—
In 4 to 5 years	—	—
More than 5 years	—	—
	1,021	1,621
The notional amount of borrowings outstanding as at 31 March 2020 was £1,018 million (2019: £1,618 million).
7. Share capital
The called-up share capital amounting to £470 million (2019: £458 million) consists of 3,780,237,016 ordinary shares of 12 204/473 pence each (2019: 3,687,483,073 ordinary shares of 12 204/473 pence each). For further information on share capital, refer to note 27 of the consolidated financial statements.
8. Shareholders’ equity and reserves
At 31 March 2020, the profit and loss account reserve stood at £6,349 million (2019: £3,546 million) of which profits available for distribution by the Company to shareholders were in excess of £5 billion at 31 March 2020. The Company bore no employee costs in either the current or prior year.
For further details of dividends paid and payable to shareholders, refer to note 9 of the consolidated financial statements.
9. Parent Company guarantees
The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. At 31 March 2020, the sterling equivalent amounted to £2,169 million (2019: £2,152 million). The guarantees are for varying terms from less than one year to open-ended.
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
10. Audit fees
The audit fee in respect of the Parent Company was £27,000 (2019: £26,000). Fees payable to Deloitte for non-audit services to the Company are not required to be disclosed as they are included within note 4 to the consolidated financial statements.

National Grid plc Annual Report and Accounts 2019/20 4. Additional Information The business in detail 217 Key milestones 217 Where we operate 218 UK regulation 219 US regulation 221 Internal control and risk factors 227 Disclosure controls 227 Internal control over financial reporting 227 Risk factors 227 Shareholder information 231 Articles of Association 231 Depositary payments to the Company 232 Description of securities other than equity securities: depositary fees and charges 232 Documents on display 232 Events after the reporting period 233 Exchange controls 233 Material interests in shares 233 Share capital 233 Share information 234 Shareholder analysis 234 Taxation 234 Other disclosures 236 All-employee share plans 236 Change of control provisions 236 Code of Ethics 236 Conflicts of interest 236 Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards 236 Directors’ indemnity 237 Employees 237 Human Rights 237 Listing Rule 9.8.4 R cross-reference table 237 Material contracts 237 Political donations and expenditure 237 Property, plant and equipment 237 Research, development and innovation activity 237 Unresolved SEC staff comments 239 Other unaudited financial information 240 Commentary on consolidated financial information 250 Definitions and glossary of terms 254 Want more information or help? 258 Cautionary statement 259 216

National Grid plc Annual Report and Accounts 2019/20 Additional Information The business in detail Key milestones Some of the key dates and actions in the corporate history of National Grid are listed below. Our full history goes back much further. 1986 British Gas (BG) privatisation 1990 Electricity transmission network in England and Wales transfers to National Grid on electricity privatisation 1995 National Grid listed on the London Stock Exchange 1997 Centrica demerges from BG Energis demerges from National Grid 2000 Lattice Group demerges from BG and is listed separately New England Electric System and Eastern Utilities Associates acquired 2002 Niagara Mohawk Power Corporation merges with National Grid in US National Grid and Lattice Group merge to form National Grid Transco 2004 UK wireless infrastructure network acquired from Crown Castle International Corp 2005 Four UK regional gas distribution networks sold and we adopt National Grid as our name 2006 Rhode Island gas distribution network acquired 2007 UK and US wireless infrastructure operations and the Basslink electricity interconnector in Australia sold KeySpan Corporation acquired 2008 Ravenswood generation station sold 2010 Rights issue raises £3.2 billion 2012 New Hampshire electricity and gas distribution businesses sold 2016 National Grid separates the UK Gas Distribution business 2017 National Grid sells a 61% equity interest in the UK Gas Distribution business 2019 National Grid separates the UK Electricity System Operator business National Grid sells its remaining 39% equity interest in UK Gas Distribution business Acquisition of Geronimo 217

National Grid plc Annual Report and Accounts 2019/20 Additional Information The business in detail continued Where we operate UK Transmission1 Our UK network Scottish electricity transmission system English and Welsh electricity transmission system St Fergus Approximately 4,481 miles (7,212 kilometres) of overhead line, 1,391 miles (2,239 kilometres) of the underground cable and 347 substations. Gas transmission system Approximately 4,740 miles (7,630 kilometres) of high-pressure pipe and 24 compressor stations connecting to eight distribution networks and third-party independent systems. Terminal LNG terminal owned by National Grid to/from Northern Ireland LNG terminal Electricity interconnector Gas interconnector Teesside to Ballylumford Principal ofﬁces to Dublin Barrow Owned ofﬁce space: Warwick and Wokingham to/from Ireland 2 Easington Leased ofﬁce space : Solihull and London from the Burton Point Theddlethorpe Netherlands Leased ofﬁce space totalling 134,704 square feet (12,515 square metres) with remaining terms Bacton three to six years. to/from Belgium South Hook BritNed to/from Dragon the Netherlands Grain LNG to/from Belgium to/from France Our US network US regulated1 Electricity transmission network Canada Gas distribution operating area Electricity distribution area Vermont Gas and electricity distribution area overlap An electricity transmission network of approximately 9,109 miles (14,659 kilometres) of overhead line, Maine 105 miles (169 kilometres) of underground cable and 396 transmission substations. An electricity distribution network of approximately 73,004 circuit miles (117,488 kilometres) and 730 distribution substations in New England and upstate New York. New Hampshire A network of approximately 35,682 miles (57,425 kilometres) of gas pipeline. Our network also consists of approximately 498 miles (801 kilometres) New York Massachusetts of gas transmission pipe, as deﬁned by the US Department of Transportation. Generation Connecticut Principal ofﬁces Owned ofﬁce space: Syracuse, New York Rhode Island Leased ofﬁce space: Brooklyn, New York and Waltham, Massachusetts Pennsylvania New Jersey Leased ofﬁce space totalling approximately 635,000 square feet (58,993 square metres) with remaining terms of ﬁve to nine years. In January 2020, we announced we had executed a lease for 86,000 square feet (7,990 square metres) of ofﬁce space at 2 Hanson Place, Downtown Brooklyn, New York. The lease is anticipated to At present, environmental issues are not preventing our UK and US businesses from utilising any material operating assets in the course commence in January 2021. We will begin to exit our of their operations. current One MetroTech Brooklyn location in phases at 1. Access to electricity and gas transmission assets on property owned by others is controlled through various agreements. the end of the calendar year 2020. Space anticipated to be vacated is being marketed for sub-lease. The 2. The Warwick (Telent) building lease was terminated on a break clause and was vacated on 24 December 2019. MetroTech lease terminates in February 2025 and will not be renewed. 218

National Grid plc Annual Report and Accounts 2019/20 Additional Information | The business in detail UK regulation will undertake over the year to add value for consumers. Ofgem’s ESO Our licences to participate in transmission and interconnection activities Performance Panel will challenge the ESO on its plans, evaluate its are established under the Gas Act 1986 and the Electricity Act 1989, as performance and make recommendations to Ofgem. At the end of the amended (the Acts). These require us to develop, maintain and operate year, Ofgem will decide whether to financially reward or penalise the economic and efficient networks and to facilitate competition in the ESO up to a maximum cap and floor (where sales revenues above the cap supply of gas and electricity in Great Britain (GB). They also give us are returned to transmission system users, and revenues below the floor statutory powers, including the right to bury our pipes or cables under are topped up by transmission system users, thus reducing the overall public highways and the ability to use compulsory powers to purchase project risk) of ±£30 million, informed by the Performance Panel’s land so we can conduct our business. recommendations, as well as other evidence collected throughout the year. Our licensed activities are regulated by Ofgem, which has a statutory In 2019, the ESO published a mission and set of ambitious goals duty under the Acts to protect the interests of consumers. To protect accompanied by its Forward Plan and its RIIO-2 business plan to set out consumers from the ability of companies to set unduly high prices, what, when and how it delivers. This RIIO-2 business plan reflects the Ofgem has established price controls that limit the amount of revenue ambition shared by us and Ofgem for the ESO to be innovative, such regulated businesses can earn. In setting price controls, Ofgem ambitious and agile, responding to stakeholder needs and the changing must have regard to the need to secure that licence holders are able to energy landscape. finance their obligations under the Acts. Licensees and other affected parties can appeal licence modifications which have errors, including in Ofgem published terms of reference for a review of system operators respect of financeability. This should give us a level of revenue for the on 13 February 2020. The aim of the review is to consider the current duration of the price control that is sufficient to meet our statutory duties and future challenges facing GB System Operation and assess whether and licence obligations with a reasonable return on our investments. the right governance framework is in place to deliver the UK’s net zero emissions target at lowest cost to consumers. A report on the outcome The price controls include a number of mechanisms designed to help of the review will be produced which is expected to be received in June achieve their objectives. These include financial incentives that 2020 or later. encourage us to: Interconnectors derive their revenues from sales of capacity to users • efficiently deliver, through investment and maintenance, the network who wish to move power between market areas with different prices. outputs that customers and stakeholders require, including reliable Under European legislation, these capacity sales are classified as supplies, new connections and infrastructure capacity; ‘congestion revenues’. This is because the market price differences • innovate so we can continuously improve the services we give result from congestion on the established interconnector capacity which our customers, stakeholders and communities; and limits full price convergence. European legislation governs how congestion • efficiently balance the transmission networks to support the revenues may be used and how interconnection capacity is allocated. wholesale markets. It requires all interconnection capacity to be allocated to the market through auctions. Under UK legislation, interconnection businesses must be The main price controls for electricity and gas transmission networks separate from transmission businesses. came into effect on 1 April 2013 for the eight-year period until 31 March 2021. They follow the RIIO (revenue = incentives + innovation + outputs) There is a range of different regulatory models available for framework established by Ofgem. interconnector projects. These involve various levels of regulatory intervention, ranging from fully merchant (where the project is fully reliant Following the sale of a majority interest in the National Grid UK Gas on sales of interconnector capacity) to cap and floor. Distribution business (now known as Cadent) on 31 March 2017, Cadent now has responsibility for operating within the price controls relating to The cap and floor regime is now the regulated route for interconnector its four gas distribution networks. In November 2018, we announced our investment in GB and may be sought by project developers who do decision to exercise our Options for the sale of our remaining 39% share not qualify for, or do not wish to apply for, exemptions from European in Cadent and this completed in June 2019. legislation which would facilitate a merchant development. Our UK gas and electricity transmission and system operator businesses RIIO price controls operate under four separate price controls. These comprise two for our The building blocks of the RIIO price control are broadly similar to electricity operations, one covering our role as Transmission Owner (TO) the price controls historically used in the UK. There are, however, and the other for our role as System Operator (SO), and two for our gas some significant differences in the mechanics of the calculations. operations, again one as TO and one as SO. In addition to the four regulated network price controls, there is also a tariff cap price control How is revenue calculated? applied to certain elements of domestic sized metering activities carried Under RIIO, the outputs we deliver are explicitly articulated and our out by National Grid Metering and also regulation of our electricity allowed revenues are linked to their delivery. These outputs were interconnector interests. determined through an extensive consultation process, which gave stakeholders a greater opportunity to influence the decisions. In 2017 Ofgem, the Department for Business, Energy and Industrial Strategy (BEIS) and National Grid plc agreed to create a legally separate business, There are five output categories for transmission under the current the Electricity System Operator (ESO), within the National Grid Group. The RIIO price controls: ESO became a separate entity within the Group on 1 April 2019. Safety: ensuring the provision of a safe energy network. A primary goal of ESO legal separation in April 2019 was to increase transparency of our activities and help minimise any perceived conflicts Reliability (and availability): promoting networks capable of delivering of interest as we take on the challenge of driving forward the energy long-term reliability, minimising the number and duration of interruptions transformation. There are clear signals from Ofgem and the broader experienced during the price control period and ensuring adaptation to regulatory context that the ESO will play a crucial role in the changing climate change. energy environment. As an asset-light and service-based entity the ESO is also fundamentally different from other regulated network companies. Environmental impact: encouraging companies to play their role The new price control arrangements for RIIO-2 are therefore an opportunity in achieving broader environmental objectives, specifically, facilitating to implement a new regulatory framework that enables us to meet our the reduction of carbon emissions, as well as minimising their own stakeholders’ expectations. carbon footprint. In April 2018, Ofgem introduced a new regulatory and incentives Customer and stakeholder satisfaction: maintaining high levels of framework for the ESO. This moved away from the use of targeted, customer satisfaction and stakeholder engagement, and improving mechanistic incentives towards a ‘principles-based’ evaluative incentives service levels. approach. The new approach includes a set of ‘Roles and Principles’ designed to set clear expectations about the baseline behaviours we Customer connections: encouraging networks to connect customers expect from the ESO and a requirement for the ESO to produce a Forward quickly and efficiently. Plan, following stakeholder engagement, demonstrating the activities it 219

National Grid plc Annual Report and Accounts 2019/20 Additional Information The business in detail continued Within each of these output categories are a number of primary and Competition in onshore transmission secondary deliverables that reflect what our stakeholders want us to Ofgem stated in its final decision on the RIIO-T1 price control for deliver over the remaining price control period and in preparation for electricity transmission that it would consider holding a competition to future periods. The nature and number of these deliverables vary appoint the constructor and owner of suitably large new transmission according to the output category. Some are linked directly to our projects, rather than including these new outputs and allowances in allowed revenue and some to legislation, while others have only a existing transmission licensee price controls. In the absence of the reputational impact. legislation needed to support a competition, at the end of July 2018, and after consultation, Ofgem decided to fund the delivery of the Using information we have submitted, along with independent Hinkley-Seabank (HSB) electricity transmission project by National Grid assessments, Ofgem determines the efficient level of expected costs through a regulatory model called the ‘Competition Proxy Model’ (CPM). necessary for these deliverables to be achieved. Under RIIO this is This regulatory model seeks to replicate the outcome of an efficient known as ‘totex’, which is a component of total allowable expenditure competitive process for the financing, construction and operation of the and is broadly the sum of what was defined in previous price controls project and to provide National Grid Electricity Transmission with a as operating expenditure (opex) and capital expenditure (capex). project-specific revenue allowance over the period of its construction and 25 years of operation, but with reduced allowances reflecting prices A number of assumptions are necessary in setting allowances for these that Ofgem has observed in other competitions. Ofgem subsequently outputs, including the volumes of work that will be needed and the price updated the analysis which supported this decision, and in October 2019 of the various external inputs required to achieve them. Consequently, consulted on a new minded-to position to fund delivery of the HSB project there are a number of uncertainty mechanisms within the RIIO framework through the Strategic Wider Works (SWW) mechanism under the RIIO that can result in adjustments to totex allowances if actual input prices or price control framework, rather than through the CPM as previously intended. work volumes differ from the assumptions. The CPM is intended to be a ‘late competition’ model. Where we under- or over-spend the allowed totex for reasons that are The ESO, at Ofgem’s request, is developing an Early Competition Plan. not covered by uncertainty mechanisms, there is a ‘sharing’ factor. This This plan will set out how a model for Early Competition could be means we share the under- or over-spend with customers through an implemented, identifying the process, roles and responsibilities, code adjustment to allowed revenues in future years. This sharing factor provides and licence changes required along with cost and timescales to an incentive for us to provide the outputs efficiently, as we are able to keep implement. Plans are being co-created with stakeholders to ensure a portion of savings we make, with the remainder benefiting our customers. developed model(s) are attractive to potential bidders in addition to being achievable and aligned with network planning processes. As part of this The extended eight-year length of the first round of RIIO price controls work, the ESO is also considering what, if any, role the ESO could have is one of the ways that RIIO has given innovation more prominence. in distribution level competition. The Early Competition Plan is due to be Innovation refers to all the new ways of working that deliver outputs more completed by the end of February 2021. efficiently. This broad challenge has an impact on everyone in our business. Simplified illustration of RIIO regulatory building blocks Allowed revenue to fund totex costs is split between RIIO ‘fast’ and ‘slow’ money categories using specified ratios that are fixed for the duration of the price control. Fast money represents the amount of totex we are able Totex RAV X Allowed return to recover in the year of expenditure. Slow money is added to our (slow money) Regulatory Asset Value (RAV) – effectively the regulatory IOU. (For more (capital invested Depreciation details on the sharing factors under RIIO, please see the table overleaf). + controllable operating costs, of RAV In addition to fast money, each year we are allowed to recover regulatory after sharing factor adjustment) depreciation, i.e. a portion of the RAV and a return on the outstanding Fast money Revenue RAV balance. Regulatory depreciation in electricity and gas transmission permits recovery of RAV consistent with each addition bringing benefit to consumers for a period of up to 45 years. We are also allowed to collect additional revenues related to non-controllable costs and incentives. Other costs and In addition to totex sharing, RIIO incentive mechanisms can increase or income adjustments, decrease our allowed revenue to reflect our performance against various e.g. non-controllable other measures related to our outputs. For example, performance opex and tax against our customer and stakeholder satisfaction targets can have a positive or negative effect of up to 1% of allowed annual revenues. Many of our incentives affect our revenues two years after the year Performance of performance. against incentives During the eight-year period of the RIIO-T1 price control, our regulator included a provision for a mid-period review, which was completed Allowed returns during 2017 and led to some changes in allowances relating to certain The cost of capital allowed under our current RIIO price controls is as specific costs. Further to the mid-period review, National Grid volunteered follows: that £480 million (in 2009/10 prices) of allowances for electricity transmission investments should be deferred. In August 2017, Ofgem Transmission determined how the RIIO allowances would be correspondingly adjusted. Gas Electricity In addition, the RIIO-T1 price controls for transmission included a Cost of equity (post-tax real) 6.8% 7.0% ‘re-opener mechanism’, in relation to certain specific cost categories where there was uncertainty about expenditure requirements at the Cost of debt (pre-tax real) iBoxx 10-year simple trailing time of setting allowances. Both our gas and electricity transmission average index (1.58% for 2019/20) businesses requested additional funding under this mechanism in Notional gearing 62.5% 60.0% May 2018, leading to some changes to the allowed revenues. Vanilla WACC1 3.54% 3.75% 1. Vanilla WACC = cost of debt × gearing + cost of equity × (1-gearing). 220

National Grid plc Annual Report and Accounts 2019/20 Additional Information | The business in detail Sharing factors are used to share over- and under-spends of allowed Regulatory process totex between the businesses and customers. The sharing figures The US regulatory regime is premised on allowing the utility the displayed in the table below are the sharing factors that apply to our opportunity to recover its cost of service and earn a reasonable return on electricity and gas transmission businesses, for both TO and SO. its investments as determined by the commission. Utilities submit formal rate filings (rate cases) to the relevant state regulator when additional Sharing factors and fast:slow money ratios under our current RIIO price revenues are necessary to provide safe, reliable service to customers. controls are as follows: Utilities can be compelled to file a rate case, either due to complaints filed with the commission or at the commission’s own discretion. Gas Transmission Electricity Transmission The rate case is typically litigated with parties representing customers Transmission System Transmission System and other interests. In the states where we operate, it can take 9 to owner operator owner operator 13 months for the commission to render a final decision. The utility is Fast1 Baseline3 required to prove that the requested rate change is prudent and 35.6% reasonable, and the requested rate plan can span multiple years. Unlike Uncertainty the state processes, the federal regulator has no specified timeline for 10% 62.60% 15.00% 72.10% adjudicating a rate case; typically it makes a final decision retroactive when the case is completed. Slow2 Baseline3 64.4% Uncertainty Gas and electricity rates are established from a revenue requirement, 90% 37.40% 85.00% 27.9 0% or cost of service, equal to the utility’s total cost of providing distribution or delivery service to its customers, as approved by the commission in Sharing 44.36% 46.89% the rate case. This revenue requirement includes operating expenses, depreciation, taxes and a fair and reasonable return on shareholder 1. Fast money allows network companies to recover a percentage of totex within a capital invested in certain components of the utility’s regulated asset one-year period. 2. Slow money is where costs are added to RAV and, therefore, revenues are recovered base. This is typically referred to as its rate base. slowly (e.g. over 45 years) from both current and future customers. 3. The baseline is the expenditure that is funded through ex-ante allowances, whereas The final revenue requirement and rates for service are approved in the uncertainty adjusts the allowed expenditure where the level of outputs delivered the rate case decision. The revenue requirement is derived from a differ from the baseline level, or if triggered by an event. comprehensive study of the utility’s total costs during a recent 12-month period of operations, referred to as a test year. Each commission has its RIIO-2 own rules and standards for adjustments to the test year. These may Ofgem has started work on the next round of RIIO price controls (RIIO-2) include forecast capital investments and operating costs. for the energy network sectors it regulates, including both gas and electricity transmission. It has consulted on a wide range of topics, US regulatory revenue requirement including incentives, outputs, the cost of capital and other financial parameters. Decisions that have already been taken include reducing the default price control duration back to five years from eight years, Capex and RoE Cost of service extending the role of competition where appropriate from electricity transmission to other sectors and moving away from RPI to CPIH for inflation measurement when calculating RAV and allowed returns. In addition, Ofgem has proposed a methodology for the baseline-allowed cost of equity which, based on the evidence available, it used in May X allowed 2019 to calculate its working assumption for RIIO-2 that is lower than RoE the value under the current RIIO price controls. The RIIO-2 proposals RoE will also apply, in part, to the ESO, but due to the nature of its activities X cost Interest some elements are less applicable to the ESO, and Ofgem has proposed of debt that the duration will remain as a five‑year price control, but with business plans (and totex allowances) it will be on a two‑year cycle and overall the A B C D E F G H I J financial framework for the ESO is likely to be very different. A Rate base F Non-controllable costs B Debt G Depreciation We and other stakeholders will continue to work with Ofgem to develop C Equity H Taxes the framework and parameters for RIIO-2. We submitted business plans D Return I Lagged recoveries in December 2019 and Ofgem is expected to publish and consult on its E Controllable costs J Allowed revenue draft determination in summer 2020, followed by the final price control determination for transmission companies before the end of 2020. Our rate plans Each operating company has a set of rates for service. We have three US regulation electric distribution operations (upstate New York, Massachusetts and Regulators Rhode Island) and six gas distribution networks (upstate New York, In the US, public utilities’ retail transactions are regulated by state utility New York City, Long Island, Massachusetts (two) and Rhode Island). commissions. The commissions serve as economic regulators, approving cost recovery and authorised rates of return. The state Our distribution operating companies have revenue decoupling commissions establish the retail rates to recover the cost of transmission mechanisms that delink their revenues from the quantity of energy and distribution services, and focus on services and costs within their delivered and billed to customers. These mechanisms remove the jurisdictions. They also serve the public interest by making sure utilities natural disincentive utility companies have for promoting and provide safe and reliable services at just and reasonable prices. The encouraging customer participation in energy-efficiency programmes commissions establish service standards and approve public utility that lower energy end use and distribution volumes. mergers and acquisitions. The Federal Energy Regulatory Commission (FERC) regulates wholesale transactions for utilities, such as interstate transmission and wholesale electricity sales, including rates for these services, at the federal level. FERC also regulates public utility holding companies and centralised service companies, including those of our US businesses. 221

National Grid plc Annual Report and Accounts 2019/20 Additional Information The business in detail continued We bill our customers for their use of electricity and gas services. US regulatory filings Customer bills typically cover the cost of electricity or gas delivered, and The objectives of our rate case filings are to make sure we have the right charges covering our delivery service. With the exception of residential cost of service and are able to earn a fair and reasonable rate of return, gas customers in Rhode Island, our customers are allowed to select an while providing safe, reliable and economical service. To achieve these unregulated competitive supplier for the commodity component of objectives and reduce regulatory lag, we have been requesting structural electricity and gas utility services. changes, such as: • revenue decoupling mechanisms; A substantial proportion of our costs, in particular electricity and gas • capital trackers; commodity purchases, are ‘pass-through’ costs. This means they are fully recoverable from our customers. We recover ‘pass-through’ costs • commodity-related bad debt true-ups; through making separate charges to customers, designed to recover • pension and other post-employment benefit true-ups, separately from those costs with no profit. We adjust rates from time to time to make base rates; and sure that any over- or under-recovery of these costs is returned to, or • performance-based frameworks such as incentives and multi-year plans. recovered from, our customers. We explain these terms below in the table on page 226. Our rate plans are designed to a specific allowed Return on Equity (RoE), by reference to an allowed operating expense level and rate base. Some Below, we summarise significant, recent developments in rate filings rate plans include earnings-sharing mechanisms that allow us to retain and the regulatory environment. In 2017/18, we made full rate case a proportion of the earnings above our allowed RoE, achieved through filings with Niagara Mohawk (electric and gas), in April 2017; Boston Gas improving efficiency, with the balance benefiting customers. and Colonial Gas, in November 2017; and the Narragansett Electric Company, also in November 2017. A joint proposal, setting forth a In addition, our performance under certain rate plans is subject to three-year rate plan for Niagara Mohawk, was approved by the New service performance targets. We may be subject to monetary penalties York State Public Service Commission (NYPSC) in March 2018. An in cases where we do not meet those targets. amended settlement agreement setting forth a three-year rate plan for the Narragansett Electric Company was approved by the Rhode Our FERC-regulated transmission companies use formula rates (instead Island Public Utilities Commission (RIPUC) in August 2018. An order, of periodic stated rate cases) to set rates annually that recover their cost establishing new base rates for Boston Gas and Colonial Gas, was of service. Through the use of annual true-ups, formula rates recover our approved by the Massachusetts Department of Public Utilities (MADPU) actual costs incurred and the allowed RoE based on the actual transmission in September 2018. In 2018/19, we made a full rate case filing for rate base each year. We must make annual formula rate filings documenting Massachusetts Electric in November 2018. In 2019/20, we made a full the revenue requirement that customers can review and challenge. rate case filing for KEDNY and KEDLI in April 2019. More recently, an order, setting forth a five-year performance-based ratemaking plan, was Revenue for our wholesale transmission businesses in New England approved by MADPU in September 2019. These filings are expected to and New York is collected from wholesale transmission customers. capture the benefit of recent increased investments in asset replacement These are typically other utilities and include our own New England and network reliability, and reflect long-term growth in costs, including electricity distribution businesses. With the exception of upstate property tax and healthcare costs. New York, which continues to combine retail transmission and distribution rates to end-use customers, these wholesale transmission Massachusetts costs are incurred by distribution utilities on behalf of their customers. Massachusetts Electric and Nantucket Electric rate cases They are fully recovered as a pass-through from end-use customers, We filed a rate case for Massachusetts Electric and Nantucket Electric as approved by each state commission. with MADPU on 15 November 2018 with new rates effective on 1 October 2019. The Massachusetts Electric rate case is the first for Our Long Island generation plants sell capacity to the Long Island Power Massachusetts Electric and Nantucket Electric since the case filed in Authority (LIPA) under 15-year and 25-year power supply agreements 2015. It updates the electric companies’ rates to more closely align and within wholesale tariffs approved by FERC. Through the use of revenues with the cost of service and bring their earned RoEs closer to cost-based formula rates, these long-term contracts provide a similar the allowed RoE. New rates were approved with an allowed RoE of 9.6% economic effect to cost-of-service rate regulation. on an equity ratio of 53.5%. MADPU approved a five-year performance- based ratemaking plan, which adjusts distribution rates annually based One measure used to monitor the performance of our regulated on a predetermined formula. As part of its decision, MADPU is requiring businesses is a comparison of achieved RoE to allowed RoE. However, a management audit addressing the Company’s strategic planning this measure cannot be used in isolation, as several factors may prevent processes, staffing decisions and its relationship to National Grid USA us from achieving the allowed RoE. These include financial market Service Company. The audit will take place in two phases beginning in conditions, regulatory lag and decisions by the regulator preventing mid-2020 and ending with a final report in 2021. The Company cannot cost recovery in rates from customers. predict the outcome of this proceeding. We work to increase achieved RoE through: Merger of Boston Gas Company and Colonial Gas Company • productivity improvements; On 16 December 2019, MADPU approved the Company’s proposal to • positive performance against incentives or earned savings legally merge Colonial Gas Company into Boston Gas Company. The mechanisms, such as available energy-efficiency programmes; and two companies had already effectively consolidated their operations, but • filing a new rate case when achieved returns are lower than those the the legal merger of these two entities allows for certain small efficiencies Company could reasonably expect to attain through a new rate case. and cost savings. The legal merger was effective as of 15 March 2020. However, for ratemaking purposes, the Company must still maintain separate rates for customers of legacy Boston Gas Company and legacy Colonial Gas Company, until otherwise approved by MADPU. 222

National Grid plc Annual Report and Accounts 2019/20 Additional Information | The business in detail Statewide assessment of gas pipeline safety Electric vehicle programmes In November 2018, MADPU initiated an independent statewide pipeline In September 2018, MADPU approved with modifications a petition filed safety audit of the natural gas distribution systems in Massachusetts and by Massachusetts Electric Company and Nantucket Electric Company hired an independent auditor. The auditor assessed the safety of the gas for approval of a three-year pilot Electric Vehicle Market Development systems in the entire state and made recommendations for improvements Programme (EV Programme). The total allowed cost, including a that may impact operations of Boston and Colonial Gas and pipeline performance incentive, is approximately $20 million. The companies safety compliance requirements in the future. The auditor’s final report submitted their first cost recovery filing in May 2020 with effect from was issued 29 January 2020, and included 37 recommendations for all 1 July 2020. the gas companies in Massachusetts as well as state agencies and other stakeholders. The final report also included a number of opportunities In September 2019 MADPU issued its final order in the Petition of specific to Boston Gas and Colonial Gas. MADPU directed the gas Massachusetts Electric Company and Nantucket Electric Company for companies to file plans in response to the final report. Boston Gas Approval of General Increases in Base Distribution Rates for Electric and Colonial Gas filed their plan on 28 February 2020, in which they Service, which included approval of limited components of the accepted the final report’s recommendations and opportunities, and companies’ proposed five-year Phase II Electric Vehicle Programme detailed their actions to assess and address the recommendations and (Phase II). The total allowed cost for Phase II is approximately $9 million. observations. MADPU may take further action on the auditor’s final report, but the Company cannot predict what that action may be. MADPU allowed the companies to file future EV proposals under the umbrella of the grid modification proceedings, which the companies Gas System Enhancement Plan (GSEP) plan to do. Cost recovery for both the EV Programme and Phase II is On 30 April 2019, MADPU approved our recovery of approximately governed by the Electric Vehicle Programme Provision. $49.5 million in revenue requirements, related to $269.2 million of anticipated investments in 2019 under an accelerated pipe replacement Solar Massachusetts Renewable Target Program programme, through rates effective from May 2019 to April 2020. In September 2018, MADPU approved a petition jointly filed by the MADPU also raised the cap on GSEP recoveries from 1.5% of revenue Massachusetts electric distribution companies, including Massachusetts to 3% of revenue. Electric Company and Nantucket Electric Company, to offer their customers a new solar programme. Following state legislation enacted in Grid modernisation 2016, the Solar Massachusetts Renewable Target (SMART) Programme In response to a 2014 regulatory requirement, we filed a Massachusetts is required by state regulations issued by the Department of Energy electricity grid modernisation plan on 19 August 2015 that proposed Resources (DOER). The programme’s objective is to develop a further multiple investment options. An order from MADPU approving some 1,600 MW of customer‑based solar power, at a lower cost than the prior of the proposed investment was received on 10 May 2018. In its order, two solar programmes. It aims to do this by providing on-bill credits and MADPU refined their objectives for grid modernisation to be: optimise incentive payments, directly from the Company to the customer, at a system performance; optimise system demand and interconnect; and lower cost than previous programmes. Massachusetts Electric integrate distributed energy resources. We continue to implement our Company’s SMART allocation for large solar projects was filled up grid modernisation plan, and will be making annual cost recovery and shortly after SMART opened. In November 2019, the Company has annual update filings in conjunction with the plan in March and April of completed its first full year of enrolling projects in SMART and has each year, respectively. We will also file our next proposed three-year submitted its proposed 2020 SMART Factor to recover its costs, grid modernisation plan (for 2021–23) on 1 July 2020. which MADPU has approved subject to further review and investigation. In April 2020, DOER issued emergency regulations for additional SMART Massachusetts large-scale renewable contracts/clean capacity, for review and comment. The SMART regulations require an energy contracts additional 1,600 MW of customer‑based solar power, and DOER has During 2018, pursuant to state legislation enacted in 2016, our proposed certain changes to the programme incentive structure. About Massachusetts electric distribution companies, Massachusetts Electric half of the total capacity will be located within the service territories of Company and Nantucket Electric Company, filed with MADPU requests Massachusetts Electric Company and Nantucket Electric Company, for approval of long-term contracts for their pro rata share of output and as with the initial SMART programme. The regulations are effective associated transmission from hydroelectric generation from Canada immediately. In May 2020, DOER conducted a virtual public hearing (approximately 1,200 MW), and from an offshore wind energy generation and accepted written comments. Once DOER adopts final regulations, project (approximately 800 MW) to be located on the outer continental shelf. the electric distribution companies must file amended tariffs to allow for the expansion of SMART in summer/autumn 2020. Between April and June 2019, MADPU approved all of these contracts, along with the companies’ request to recover the costs and remuneration equal to 2.75% of the annual payments under the contracts. The MADPU approval of the contracts for hydroelectric generation from Canada was appealed to the Massachusetts Supreme Judicial Court in July 2019. Despite COVID-19, the parties have been heard, but the court has no specific deadline to issue a decision, and the contracts will not become effective without a decision from the court affirming final regulatory approval. Also, the 2016 legislation requires the companies to solicit a total of 1,600 MW of offshore wind energy generation, and a second competitive solicitation was issued in March 2019. In February 2020, Massachusetts Electric Company and Nantucket Electric Company submitted long-term contracts for their pro rata share of offshore wind energy generation (approximately 804 MW) to MADPU, seeking regulatory approval of the contracts, along with a request to recover the costs and remuneration equal to 2.75% of the annual payments under the contracts. While MADPU has no specific deadline to approve the contracts, despite COVID-19, hearings have been scheduled for July 2020. The contracts will not become effective without regulatory approval. 223

National Grid plc Annual Report and Accounts 2019/20 Additional Information The business in detail continued New York We also agreed to develop a range of options to address the natural gas Downstate New York 2019 rate cases constraints facing the region, which were initially presented in a report KEDNY and KEDLI filed a rate case with the NYPSC on 30 April 2019 on 24 February 2020 outlining the gas capacity constraints affecting seeking to increase delivery revenues by $195 million and $61 million, the downstate New York service territory and the reasonably available respectively, for the year ending 31 March 2021. The filings propose options for meeting long-term customer demand. These options were more than $1.5 billion in capital investments to modernise KEDNY and further presented at a series of six public meetings during March 2020 KEDLI’s gas infrastructure by replacing ageing pipelines, implementing in the downstate New York service territory. These meetings were safety improvements, enhancing storm hardening and resiliency, and designed to facilitate a dialogue with customers, residents, advocates, reducing methane emissions. The filings also include proposals to business leaders and local elected officials on potential solutions. On enhance gas safety and promote a sustainable and affordable path 8 May 2020, we published a supplemental report with refined forecasts towards a low-carbon energy future. We are resuming settlement and additional analyses to evaluate the options for addressing the negotiations in the interest of agreeing on a multi-year rate plan that downstate New York supply constraints, including a preliminary mitigates bill impacts for our customers while allowing us to maintain assessment of the impacts of COVID-19 on customer demand, as well safe and reliable service, advance our clean energy goals, and earn a as a summary of the public’s comments and feedback on the potential reasonable return. If we are unable to reach a negotiated settlement, the solutions. In mid-May certain permits were denied in New York and New rate cases will continue to a litigated outcome at which time we would Jersey for a pipeline solution and therefore we are advancing a portfolio then plan to file a new multi-year rate case proposal. of solutions that were identified in the supplementary report. In light of the financial hardships our customers have experienced from Advanced Metering Infrastructure COVID-19, we delayed implementation of certain previously approved On 15 November 2018, Niagara Mohawk Power Corporation (NMPC) rate increases. We also delayed filing a rate case this Spring and are filed a report with the NYPSC detailing the initial outcome of NMPC’s exploring options including an extension of the current rate plan or a rate Advanced Metering Infrastructure (AMI) research and collaborative case filing later this Summer. sessions. The report, which included an AMI Business Plan, a detailed benefit-cost analysis, and a Customer Engagement Plan, proposed a New York regulatory audits six-year deployment of electric AMI meters and AMI-compatible gas Under the New York Public Service Law, the NYPSC is required to modules in NMPC’s service territory beginning in 2019/20. This conduct periodic audits of various aspects of public utility activities. In investment would modernise both customer and grid-facing components 2018 the NYPSC initiated a comprehensive management and operations of the Company’s distribution system and is considered a key enabler audit of our three New York regulated businesses. New York law requires of NMPC’s strategy to address the comprehensive state energy goals periodic management audits of all utilities at least once every five years. expressed in New York’s Reforming the Energy Vision proceedings. The near-term benefits include greater customer choice and control over National Grid’s New York regulated business last underwent a New York energy use; improved system modelling, load forecasting, and capital management audit in 2014, when the NYPSC audited our New York investment planning; increased system efficiency; and operational gas business. efficiencies for outage response. On 4 September 2019, we filed a supplemental report detailing the AMI collaborative’s continued work. In September 2018, the NYPSC selected Saleeby Consulting Group as The filing provided an updated benefit-cost analysis and proposed a the independent auditor to perform the audit. The Company was fully six-year, $640 million (20-year NPV) deployment of electric AMI meters committed to the audit with the goal of demonstrating its full capabilities and AMI-compatible gas modules in NMPC’s service territory beginning and receiving meaningful feedback that would drive useful recommendations in 2019/20. Our proposal to deploy AMI is currently pending before the to improve the Company’s electric and gas operations for the benefit of NYPSC. If approved by the NYPSC, the Company would replace its customers. The audit began in November 2018 and ran until August approximately 1.7 million electric and 640,000 gas metering points. 2019, with a final report due in September 2019. Unexpectedly, in October 2019, the NYPSC employees advised us that they were Rhode Island terminating the contract with the auditors, effective immediately, because Rhode Island combined gas and electric rate case of the poor quality of the draft audit report by the auditor, with no fault On 24 August 2018, the Rhode Island Public Utilities Commission whatsoever on the part of the Company. NYPSC employees advised (RIPUC) approved the terms of an Amended Settlement Agreement their intention to complete the management audit themselves. The audit (ASA). We are currently in year two of the Company’s multi-year rate is expected to be completed sometime in the second half of 2020. plan. The rate plan includes a 9.275% RoE on an equity ratio of 51%. The ASA also requires the Company to file the next rate case so that Downstate gas settlement new rates take effect no later than 1 September 2022, unless the RIPUC In May 2019, KEDNY and KEDLI stopped fulfilling applications for new consents to an extension of the term and specifies another date upon and expanded firm service in most of their downstate New York service which rates are to take effect. The Company will file its Rate Year 3 territories because the available firm gas supplies were insufficient to keep compliance filing on 1 June 2020 for distribution rates for year three pace with demand. On 11 October 2019, the NYPSC issued an ‘Order of the multi-year rate plan, effective 1 September 2020. Instituting Proceeding and to Show Cause’ that directed the Companies to provide gas service to a subset of previously denied applicants and Rhode Island Aquidneck Island gas service interruption show cause why the Companies should not be subject to financial On 21 January 2019, we suffered a significant loss of gas supply to the penalties. On 24 November 2019, the Companies reached a settlement distribution system that serves our customers on Aquidneck Island in that was approved on 26 November 2019 by the NYPSC. The Rhode Island. As a result, we made the decision to interrupt the gas agreement resolves the proceeding opened by the NYPSC relating to service to the Aquidneck Island system to protect the safety of our the moratorium and provides the necessary framework for resolving the customers and the public. Overall, approximately 7,500 customers lost longer-term energy supply issues. Specifically, the settlement provides their gas service. On 30 October 2019, RIPUC issued an Investigation that KEDNY and KEDLI will lift the moratorium for approximately two Report regarding the gas service interruption which identified the causes years. National Grid will offer $7 million in customer assistance to of the outages, which included multiple factors, some of which were address hardships resulting from the moratorium. National Grid also outside the control of the Narragansett Electric Company. RIPUC’s agreed to fund $8 million for new energy-efficiency and gas-conservation Report also recommended several gas system improvements, many of measures designed to relieve stress on the system and reduce peak-day which we have addressed already. On 13 December 2019, we filed our gas usage, as well as $20 million of clean technology investments and response to the RIPUC’s Report and continue to meet with RIPUC on programmes in New York. The settlement provides for the appointment a quarterly basis regarding winter reliability issues for Aquidneck Island of a monitor to oversee our downstate New York gas supply operations and Rhode Island. and compliance with the settlement. 224

National Grid plc Annual Report and Accounts 2019/20 Additional Information | The business in detail Power Sector Transformation/Advanced Metering Functionality The contract resulted from a competitive solicitation issued in 2018 to On 27 November 2017, we filed a Power Sector Transformation (PST) satisfy the Company’s obligations under the Rhode Island Long-term Vision and Implementation Plan in conjunction with our combined gas Contracting Standard. RIPUC approved the contract at a virtual open and electric rate case (the PST Plan). The PST Plan proposed a suite meeting on 27 March 2020 and the Company received its written of investments, including the full deployment of Advanced Metering decision on 11 May 2020. Functionality (AMF), which were designed to modernise the state’s energy infrastructure. We intend to file our Updated AMF Business Case Federal Energy Regulatory Commission and Grid Modernisation Plan (GMP) with the RIPUC in the second half of Complaints on New England transmission allowed RoE 2020/21. The Updated AMF Business Case will present a detailed plan In September 2011, December 2012, July 2014 and April 2016, a series for full-scale AMF deployment in Rhode Island, using a Rhode Island- of four complaints were filed with FERC against certain transmission only scenario and a combination Rhode Island and New York owners, including our New England electricity transmission business. deployment scenario to demonstrate the cost synergies that can be These complaints aimed to lower the base RoE, which FERC had achieved through a multi-jurisdictional deployment. The estimated cost authorised at 11.14% prior to the first complaint. FERC issued orders of the Rhode Island programme is approximately $414 million over 20 resolving only the first complaint, with the last order in March 2015, years in nominal terms (assuming a Rhode Island-only deployment), lowering the base RoE to 10.57%. A number of parties, including the which reflects the estimated useful life of the meters. The GMP will Company, appealed FERC’s order on the first complaint to the US present a ten-year road map to guide the future development of projects federal court. On 14 April 2017, the court vacated FERC’s order and and programmes to enhance distribution system planning and remanded the first complaint back to FERC. This required FERC to operations, which will be separately recovered as part of the reconsider the methodology it adopted in its order. On 5 June 2017, Infrastructure, Safety and Reliability Plan or a future rate case. the New England Transmission Owners (NETOs), including the Company, submitted a filing to FERC to document the reinstatement Heating Sector Transformation of their transmission rates that had been in effect on 15 October 2014. On 8 July 2019, the Governor signed Executive Order 19-06 launching FERC denied this filing and stated that, until further notice, the base RoE the Heating Sector Transformation (HST) Initiative to advance the state’s in New England must remain at the filed rate of 10.57%. On 16 October development of clean, affordable, and reliable heating technologies. Two 2018, FERC issued a Preliminary Order Directing Brief on our four New state agencies, the Office of Energy Resources (OER) and the Division of England RoE complaints. In this, FERC proposed a new methodology Public Utilities and Carriers (Division), were tasked to lead the initiative for determining whether an existing RoE remains just and reasonable and instructed to work with government and non-government partners and also for determining a new RoE where an existing RoE is found to in the development of a report. We engaged with OER, the Division, be unjust and unreasonable. FERC also proposed to set the base RoE and external stakeholders through a series of facilitated workshops. in New England at 10.41% with a 13.08% cap on incentives. Briefs were On 22 April 2020, the recommendations were provided to the Governor due in January 2019 and responses to the briefs were filed on 8 March concluding that no one solution was more economically attractive than 2019. FERC is under no deadline to act on the briefs and it is too early any other, and the state’s decarbonisation solutions should include to determine when or how FERC will come to a decision. increased energy efficiency, decarbonised electrification through air and ground source heat pumps, and fuel decarbonisation through renewable On 21 November 2019, FERC issued an order addressing customer natural gas and renewable oil. The document presented guiding complaints involving the transmission RoE for the transmission owners principles, rather than technology mandates, for additional policy in the Midcontinent Independent System Operator (MISO TOs). FERC development proffering that the heating sector policy should remain issued an order on rehearing addressing the initial order on 21 May 2020. technology-agnostic while promoting early demonstration and In those orders, FERC adopted a revised methodology for determining development of promising, carbon-reducing technologies. The report base RoEs for the MISO TOs. This differed significantly from the does not specify next steps; however, OER acknowledged it will be methodology and framework set forth in its 16 October 2018 preliminary conducting an energy and economic analysis to inform actional order, which proposed a new RoE methodology in the dockets covering pathways to meet the Governor’s January 2020 Executive Order goal of the four RoE complaints against the NETOs. On 23 December 2019, the meeting the state’s electricity demand with 100% renewable resources NETOs filed a Supplemental Paper Hearing Brief and a Motion to by 2030, which will be linked to decarbonising the heating sector. Supplement the Record in the NETOs’ RoE dockets to respond to the new methodology adopted in the November 2019 MISO TOs’ order, as Infrastructure, Safety and Reliability Plans there is uncertainty as to whether the outcome in that proceeding may We filed our 2021 Gas and Electric Infrastructure, Safety and Reliability be applied to the NETOs’ cases. Further changes to the FERC RoE (ISR) Plans on 20 December 2019 for effect 1 April 2020. The Electric methodology applicable to the Company are possible as a result of the ISR Plan proposes capital spending of $103.8 million, plus $10.4 million orders in the MISO TOs’ proceeding and the issues raised in pending for vegetation management and total operation and maintenance expense pleadings in the NETOs’ proceedings. Given the significant uncertainty of $1.8 million. The Gas ISR Plan proposes total capital spending of relating to FERC’s methodology, the Company is unable to predict the $198.6 million. On 17 March 2020, RIPUC approved the Company’s Gas potential effect of the November 2019 and 21 May 2020 MISO TO orders and Electric ISR Plans, which include $200 million and $104 million of on the NETOs’ RoE dockets or the outcome of the four complaints. investments, respectively, for 2020/21. The Electric ISR Plan investment Further, the Company cannot reasonably estimate a range of gain or also includes $3.7 million to readily respond to distributed energy loss for any of the four complaint proceedings. resource (DER) interconnections and $12 million of operation and maintenance expense for vegetation management and inspection and Formula Rate 206 proceeding maintenance programmes. RIPUC slightly modified the Electric ISR Plan On 28 December 2015, FERC initiated a proceeding under Section 206 to move $2 million for certain strategic DER investments such as of the Federal Power Act. It found that ISO-New England Transmission, advance capacitors and feeder monitor systems from the discretionary Markets, and Services Tariff is unjust, unreasonable and unduly category (system capacity and performance) to the non-discretionary discriminatory or preferential. FERC found that ISO-New England’s tariff category. This means that the Company is allowed to invest in those lacks adequate transparency and challenge procedures regarding the assets if required by the system needs or customer connections, but we formula rates for ISO-NE Participating Transmission Owners (ISO-NE may defer the proactive investment in those technologies until after the PTOs). In addition, the Commission found that the ISO-NE PTOs’ current Grid Modernisation plan is approved. The RIPUC approved both plans Regional Network Service and Local Network Service formula rates with only a $1 million reduction to the gas capital spending proposal. appear to be unjust, unreasonable, unduly discriminatory or preferential, or otherwise unlawful. FERC explained that the formula rates appear to Rhode Island large-scale renewable contracts lack sufficient detail to determine how certain costs are derived and In February 2019, the Company’s Rhode Island electric distribution recovered in the formula rates. Accordingly, FERC established hearing company, the Narragansett Electric Company, filed with the RIPUC for and settlement judge procedures. Several parties are active in the approval of a long-term contract for output from offshore wind energy proceeding, including FERC employees, various interested consumer generation from an approximately 400 MW project to be located on the parties, the New England States Committee on Electricity (NESCOE), outer continental shelf. This contract is a voluntary obligation consistent and several municipal light departments. In August 2018, the parties to with Governor Raimondo’s 1,000 MW clean energy goal for Rhode the proceeding agreed to the terms of a settlement and subsequently Island. The bid was submitted in response to the Massachusetts filed the proposed settlement with the settlement judge in the solicitation for offshore wind energy generation, and such bids were proceeding. It was opposed by certain municipal parties, making it a shared with Rhode Island. RIPUC approved the contract in May 2019. contested settlement. On 22 May 2019, FERC rejected the Formula Rate 206 settlement in its entirety and remanded the matter to the Chief In February 2020, the Narragansett Electric Company filed with the Administrative Law Judge for hearing procedures. The parties have RIPUC for approval of a long-term contract for output from an continued settlement negotiations and have been granted a suspension approximately 50 MW solar facility to be located in Connecticut. of the procedural schedule to attempt to finalise a settlement. 225

National Grid plc Annual Report and Accounts 2019/20 Additional Information The business in detail continued Summary of US price controls and rate plans ‡ † § ◊ 2016 2017 2018 2019 2020 2021 2022 Rate base Mar(31 2020) Equity-to-debt ratio Allowed Return Equity on Achieved Return Equity on Mar(31 2020) Revenue decoupling tracker Capital Commodity- related bad debt true-up Pension/OPEB true-up New York Niagara Mohawk1 $5,881m 48:52 9.0% 8.9% P P Public Service (upstate, electricity) Commission Niagara Mohawk $1,328m 48:52 9.0% 8.7% P P (upstate, gas) KEDNY (downstate)2 $4,555m 48:52 9.0% 7.7% P P P KEDLI (downstate)3 $2,932m 48:52 9.0% 9.7% P P P Massachusetts Massachusetts Department of Electric/Nantucket $2,858m 53:47 9.6% 10.3% P Public Utilities Electric Massachusetts Gas $3,108m 53:47 9.5% 7.8% P Rhode Island Narragansett Electric $895m 51:49 9.28% 11.9% P Public Utilities Commission Narragansett Gas $944m 51:49 9.28% 8.8% P Federal Energy Narragansett $788m 50:50 10.57% 11.1% n/a n/a Regulatory Canadian Commission $52m 100:0 13.0% 13.0% n/a n/a Interconnector New England Power $1,844m 64:36 10.57% 11.0% n/a n/a Long Island Generation $456m 47:53 9.9% 14.1% n/a n/a 1. Both transmission and distribution, excluding stranded costs.   Rate filing made   Feature in place 2. KeySpan Energy Delivery New York (the Brooklyn Union Gas Company). 3. KeySpan Energy Delivery Long Island (KeySpan Gas East Corporation).   New rates effective P  Feature partially in place   Rate plan ends   Rates continue indefinitely   Multi-year rate plan †Revenue decoupling §Commodity-related bad debt true-up A mechanism that removes the link between a utility’s revenue and A mechanism that allows a utility to reconcile commodity-related bad sales volume so that the utility is indifferent to changes in usage. debt to either actual commodity-related bad debt or to a specified Revenues are reconciled to a revenue target, with differences billed or commodity-related bad debt write-off percentage. For electricity utilities, credited to customers. Allows the utility to support energy efficiency. this mechanism also includes working capital. ‡Capital tracker ◊Pension/OPEB true-up A mechanism that allows the recovery of the revenue requirement A mechanism that reconciles the actual non-capitalised costs of of incremental capital investment above that embedded in base rates, pension and OPEB and the actual amount recovered in base rates. including depreciation, property taxes and a return on the The difference may be amortised and recovered over a period or incremental investment. deferred for a future rate case. 226

National Grid plc Annual Report and Accounts 2019/20 Additional Information Internal control and risk factors Disclosure controls Because of its inherent limitations, internal control over financial reporting Working with management, including the Chief Executive and Chief may not prevent or detect misstatements. Also, projections of any evaluation Financial Officer, we have evaluated the effectiveness of the design and of effectiveness to future periods are subject to the risk that controls may operation of our disclosure controls and procedures as at 31 March become inadequate because of changes in conditions, or that the 2020. Our disclosure controls and procedures are designed to provide degree of compliance with the policies or procedures may deteriorate. reasonable assurance of achieving their objectives; however, their effectiveness has limitations, including the possibility of human error Management’s evaluation of the effectiveness of the Company’s internal and the circumvention or overriding of the controls and procedures. control over financial reporting was based on the revised Internal Control-Integrated Framework 2013 issued by the Committee of Even effective disclosure controls and procedures provide only Sponsoring Organizations of the Treadway Commission. Using this reasonable assurance of achieving their objectives. Based on the evaluation, management concluded that our internal control over evaluation, the Chief Executive and Chief Financial Officer concluded financial reporting was effective as at 31 March 2020. that the disclosure controls and procedures are effective to provide reasonable assurance that information required for disclosure in the Deloitte LLP, which has audited our consolidated financial statements for reports that we file and submit under the Exchange Act is recorded, the year ended 31 March 2020, has also audited the effectiveness of our processed, summarised and reported as and when required and that internal control over financial reporting. such information is accumulated and communicated to our management, including the Chief Executive and Chief Financial Officer, as appropriate, During the year, there were no changes in our internal control over to allow timely decisions regarding disclosure. financial reporting that have materially affected it, or are reasonably likely to materially affect it. Internal control over financial reporting Risk factors Our management, including the Chief Executive and Chief Financial Officer, has carried out an evaluation of our internal control over financial Management of our risks is an important part of our internal control reporting pursuant to the Disclosure Guidance and Transparency Rules environment, as we describe on pages 22 – 25. In addition to the sourcebook and Section 404 of the Sarbanes-Oxley Act 2002. As required principal risks listed, we face a number of inherent risks that could by Section 404, management is responsible for establishing and maintaining have a material adverse effect on our business, financial condition, an adequate system of internal control over financial reporting (as defined results of operations and reputation, as well as the value and liquidity in Rules 13a-5(f) and 15d-15(f) under the Exchange Act). of our securities. Our internal control over financial reporting is designed to provide Any investment decision regarding our securities and any forward- reasonable assurance regarding the reliability of financial reporting looking statements made by us should be considered in the light of and the preparation of financial statements for external purposes, these risk factors and the cautionary statement set out on page 258. in accordance with generally accepted accounting principles. An overview of the key inherent risks we face is provided below. Risk factors Potentially harmful activities Aspects of the work we do could potentially harm employees, We are subject to laws and regulations in the UK and US governing health and contractors, members of the public or the environment. safety matters to protect the public and our employees and contractors, who could potentially be harmed by these activities, as well as laws and regulations Potentially hazardous activities that arise in connection with our business relating to pollution, the protection of the environment, and the use and disposal include: the generation, transmission and distribution of electricity; and the of hazardous substances and waste materials. storage, transmission and distribution of gas. Electricity and gas utilities also typically use and generate hazardous and potentially hazardous products and These expose us to costs and liabilities relating to our operations and properties, by-products. In addition, there may be other aspects of our operations that are including those inherited from predecessor bodies, whether currently or formerly not currently regarded or proved to have adverse effects but could become so, owned by us, and sites used for the disposal of our waste. such as the effects of electric and magnetic fields. The cost of future environmental remediation obligations is often inherently A significant safety or environmental incident, or the failure of our safety difficult to estimate and uncertainties can include the extent of contamination, processes or of our occupational health plans, as well as the breach of our the appropriate corrective actions and our share of the liability. We are regulatory or contractual obligations or our climate change targets, could increasingly subject to regulation in relation to climate change and are affected materially adversely affect our results of operations and our reputation. by requirements to reduce our own carbon emissions as well as to enable reduction in energy use by our customers. If more onerous requirements are Safety is a fundamental priority for us and we commit significant resources imposed or our ability to recover these costs under regulatory frameworks and expenditure to ensuring process safety; to monitoring personal safety, changes, this could have a material adverse impact on our business, reputation, occupational health and environmental performance; and to meeting our results of operations and financial position. obligations under negotiated settlements. Pandemics We face risks related to health epidemics and other outbreaks. The extent to which pandemics such as COVID-19 may affect our liquidity, business, financial condition, results of operations and reputation will depend on As seen in the context of COVID-19, pandemics and their associated counter- future developments, which are highly uncertain and cannot be predicted, and measures may affect countries, communities, supply chains and markets, will depend on the severity of the relevant pandemic, the scope, duration, cost to including the UK and our service territory in the US. The spread of such National Grid and overall economic impact of actions taken to contain it or treat pandemics could have adverse effects on our workforce, which could affect its effects. our ability to maintain our networks and provide service. In addition, disruption of supply chains could adversely affect our systems or networks. Pandemics such as COVID-19 can also result in extraordinary economic circumstances in our markets which could negatively affect our customers’ ability to pay our invoices in the US or the charges payable to the system operators for transmission services in the UK. The suspension of debt collection and customer termination activities across our service area in response to such pandemics is likely to result in near-term lower customer collections, and could result in increasing levels of bad debt and associated provisions. 227

National Grid plc Annual Report and Accounts 2019/20 Additional Information Internal control and risk factors continued Infrastructure and IT systems We may suffer a major network failure or interruption, or may not be Weather conditions can affect financial performance, and severe weather that able to carry out critical operations due to the failure of infrastructure, causes outages or damages infrastructure, together with our actual or perceived data or technology or a lack of supply. response, could materially adversely affect operational and potentially business performance and our reputation. Operational performance could be materially adversely affected by: a failure to maintain the health of our assets or networks; inadequate forecasting of Malicious attack, sabotage or other intentional acts, including breaches of our demand; inadequate record keeping or control of data or failure of information cyber security, may also damage our assets (which include critical national systems and supporting technology. This, in turn, could cause us to fail to meet infrastructure) or otherwise significantly affect corporate activities and, as a agreed standards of service, incentive and reliability targets, or be in breach of a consequence, have a material adverse impact on our reputation, business, licence, approval, regulatory requirement or contractual obligation. Even incidents results of operations and financial condition. that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation. Unauthorised access to, or deliberate breaches of, our IT systems may also lead to manipulation of our proprietary business data or customer information. Where demand for electricity or gas exceeds supply, including where we do not Unauthorised access to private customer information may make us liable for a adequately forecast and respond to disruptions in energy supplies, and our violation of data privacy regulations. Even where we establish business continuity balancing mechanisms are not able to mitigate this fully, a lack of supply to controls and security against threats to our systems, these may not be sufficient. consumers may damage our reputation. In addition to these risks, we may be affected by other potential events that are largely outside our control, such as the impact of the COVID-19 pandemic (including on our operations and as a result of large-scale working from home by our employees), weather (including as a result of climate change and major storms), unlawful or unintentional acts of third parties, insufficient or unreliable supply, or force majeure. Law, regulation and political and economic uncertainty Changes in law or regulation, or decisions by governmental bodies or Decisions or rulings concerning the following (as examples) could have a material regulators and increased political and economic uncertainty, could adverse impact on our results of operations, cash flows, the financial condition materially adversely affect us. of our businesses and the ability to develop those businesses in the future: • the RIIO-2 price controls; whether licences, approvals or agreements to Most of our businesses are utilities or networks subject to regulation by operate or supply are granted, amended or renewed; whether consents for governments and other authorities. Changes in law or regulation or regulatory construction projects are granted in a timely manner; or whether there has policy and precedent (including any changes arising as a result of emergency been any breach of the terms of a licence, approval or regulatory requirement; legislation to address the COVID-19 pandemic and the UK’s exit from the and European Union), including decisions of governmental bodies or regulators, in the countries or states in which we operate could materially adversely affect us. • timely recovery of incurred expenditure or obligations; the ability to pass We may fail to deliver any one of our customer, investor and wider stakeholder through commodity costs; a decoupling of energy usage and revenue, and propositions due to increased political and economic uncertainty. other decisions relating to the impact of general economic conditions on us, our markets and customers; implications of climate change and of advancing If we fail to engage in the energy policy debate, we may be unable to influence energy technologies; whether aspects of our activities are contestable; and future energy policy and deliver our strategy. the level of permitted revenues and dividend distributions for our businesses and in relation to proposed business development activities. For further information, see pages 219 – 226, which explain our regulatory environment in detail. Business performance Current and future business performance may not meet our If we do not meet these targets and standards, or if we are not able to deliver the expectations or those of our regulators and shareholders. US rate plans strategy successfully, we may not achieve the expected benefits, our business may be materially adversely affected and our performance, results Earnings maintenance and growth from our regulated gas and electricity of operations and reputation may be materially harmed and we may be in breach businesses will be affected by our ability to meet or exceed efficiency targets of regulatory or contractual obligations. and service quality standards set by, or agreed with, our regulators. 228

National Grid plc Annual Report and Accounts 2019/20 Additional Information | Internal control and risk factors Growth and business development activity Failure to respond to external market developments and execute our We may also be liable for the past acts, omissions or liabilities of companies or growth strategy may negatively affect our performance. Conversely, businesses we have acquired, which may be unforeseen or greater than anticipated. new businesses or activities that we undertake alone or with partners In the case of joint ventures, we may have limited control over operations and our may not deliver target outcomes and may expose us to additional joint venture partners may have interests that diverge from our own. operational and financial risk. The occurrence of any of these events could have a material adverse impact on Failure to grow our core business sufficiently and have viable options for new our results of operations or financial condition, and could also impact our ability future business over the longer term, or failure to respond to the threats and to enter into other transactions. opportunities presented by emerging technology or innovation (including for the purposes of adapting our networks to meet the challenges of increasing distributed energy resources), could negatively affect the Group’s credibility and reputation and jeopardise the achievement of intended financial returns. Our business development activities and the delivery of our growth ambition include acquisitions, disposals, joint ventures, partnering and organic investment opportunities, such as development activities relating to changes to the energy mix and the integration of distributed energy resources and other advanced technologies. These are subject to a wide range of both external uncertainties (including the availability of potential investment targets and attractive financing and the impact of competition for onshore transmission in both the UK and US) and internal uncertainties (including actual performance of our existing operating companies and our business planning model assumptions and ability to integrate acquired businesses effectively). As a result, we may suffer unanticipated costs and liabilities and other unanticipated effects. Exchange rates, interest rates and commodity price indices Changes in foreign currency rates, interest rates or commodity prices In addition, our results of operations and net debt position may be affected could materially impact earnings or our financial condition. because a significant proportion of our borrowings, derivative financial instruments and commodity contracts are affected by changes in interest rates, commodity We have significant operations in the US and are therefore subject to the price indices and exchange rates, in particular the dollar-to-sterling exchange rate. exchange rate risks normally associated with non-UK operations including the need to translate US assets, liabilities, income and expenses into sterling (our Furthermore, our cash flow may be materially affected as a result of settling reporting currency). hedging arrangements entered into to manage our exchange rate, interest rate and commodity price exposure, or by cash collateral movements relating to derivative market values, which also depend on the sterling exchange rate into the euro and other currencies. Post-retirement benefits We may be required to make significant contributions to fund pension Actual performance of scheme assets may be affected by volatility in debt and and other post-retirement benefits. equity markets (including as a result of the COVID-19 pandemic). We participate in a number of pension schemes that together cover substantially Changes in these assumptions or other factors may require us to make additional all our employees. In both the UK and US, the principal schemes are DB schemes contributions to these pension schemes which, to the extent they are not where the scheme assets are held independently of our own financial resources. recoverable under our price controls or state rate plans, could materially adversely affect the results of our operations and financial condition. In the US, we also have other post-retirement benefit schemes. Estimates of the amount and timing of future funding for the UK and US schemes are based on actuarial assumptions and other factors, including: the actual and projected market performance of the scheme assets; future long-term bond yields; average life expectancies; and relevant legal requirements. 229

National Grid plc Annual Report and Accounts 2019/20 Additional Information Financing and liquidity An inability to access capital markets at commercially acceptable In addition, some of our regulatory arrangements impose restrictions on the way interest rates could affect how we maintain and grow our businesses. we can operate. These include regulatory requirements for us to maintain adequate financial resources within certain parts of our operating businesses and may Our businesses are financed through cash generated from our ongoing restrict the ability of National Grid plc and some of our subsidiaries to engage in operations, bank lending facilities and the capital markets, particularly the certain transactions, including paying dividends, lending cash and levying charges. long-term debt capital markets. The inability to meet such requirements, or the occurrence of any such restrictions, Some of the debt we issue is rated by credit rating agencies, and changes may have a material adverse impact on our business and financial condition. to these ratings may affect both our borrowing capacity and borrowing costs. In addition, restrictions imposed by regulators may also limit how we service Our debt agreements and banking facilities contain covenants, including those the financial requirements of our current businesses or the financing of newly relating to the periodic and timely provision of financial information by the issuing acquired or developing businesses. entity, and financial covenants, such as restrictions on the level of subsidiary indebtedness. Financial markets can be subject to periods of volatility and shortages of liquidity – for example, as a result of unexpected political or economic events or the Failure to comply with these covenants, or to obtain waivers of those requirements, COVID-19 pandemic. If we were unable to access the capital markets or other could in some cases trigger a right, at the lender’s discretion, to require sources of finance at commercially acceptable rates for a prolonged period, our repayment of some of our debt and may restrict our ability to draw upon our cost of financing may increase, the discretionary and uncommitted elements of facilities or access the capital markets. our proposed capital investment programme may need to be reconsidered, and the manner in which we implement our strategy may need to be reassessed. Such events could have a material adverse impact on our business, results of operations and prospects. Some of our regulatory agreements impose lower limits for the long-term unsecured debt credit ratings that certain companies within the Group must hold or the amount of equity within their capital structures, including a limit requiring National Grid plc to hold an investment-grade long-term senior unsecured debt credit rating. Customers and counterparties Customers and counterparties may not perform their obligations. To the extent that counterparties are contracted with for physical commodities (gas and electricity) and they experience events that impact their own ability to Our operations are exposed to the risk that customers, suppliers, banks and deliver, we may suffer supply interruption as described in Infrastructure and IT other financial institutions, and others with whom we do business, will not satisfy systems on page 228. their obligations, which could materially adversely affect our financial position. There is also a risk to us where we invest excess cash or enter into derivatives This risk is significant where our subsidiaries have concentrations of receivables and other financial contracts with banks or other financial institutions. Banks from gas and electricity utilities and their affiliates, as well as industrial customers who provide us with credit facilities may also fail to perform under those contracts. and other purchasers, and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions (including as a result of the COVID-19 pandemic). Employees and others We may fail to attract, develop and retain employees with the As a result, there may be a material adverse effect on our business, financial competencies (including leadership and business capabilities), values condition, results of operations and prospects. and behaviours required to deliver our strategy and vision and ensure they are engaged to act in our best interests. There is a risk that an employee or someone acting on our behalf may breach our internal controls or internal governance framework, or may contravene Our ability to implement our strategy depends on the capabilities and applicable laws and regulations. This could have an impact on the results performance of our employees and leadership at all levels of the business. Our of our operations, our reputation and our relationship with our regulators ability to implement our strategy and vision may be negatively affected by the and other stakeholders. loss of key personnel (including personnel on sick leave or otherwise unable to work on an extended basis because of the COVID-19 pandemic) or an inability to attract, integrate, engage and retain appropriately qualified personnel, or if significant disputes arise with our employees. 230

National Grid plc Annual Report and Accounts 2019/20 Additional Information Shareholder information Articles of Association Rights, preferences and restrictions The following description is a summary of the material terms of our (i) Dividend rights Articles of Association (Articles) and applicable English law. It is a National Grid may not pay any dividend otherwise than out of profits summary only and is qualified in its entirety by reference to the Articles. available for distribution under the Companies Act 2006 and other applicable provisions of English law. In addition, as a public company, Summary National Grid may only make a distribution if, at the time of the distribution, The Articles set out the Company’s internal regulations. Copies are the amount of its net assets is not less than the aggregate of its called-up available on our website and upon request. Amendments to the Articles share capital and undistributable reserves (as defined in the Companies have to be approved by at least 75% of those voting at a general meeting Act 2006), and to the extent that the distribution does not reduce the of the Company. Subject to company law and the Articles, the Directors amount of those assets to less than that aggregate. Ordinary shareholders may exercise all the powers of the Company. They may delegate and American Depositary Share (ADS) holders receive dividends. authorities to committees and day-to-day management and decision- making to individual Executive Directors. We set out the committee Subject to these points, shareholders may, by ordinary resolution, structure on page 68. declare dividends in accordance with the respective rights of the shareholders, but not exceeding the amount recommended by the General Board. The Board may pay interim dividends if it considers that National The Company is incorporated under the name National Grid plc and is Grid’s financial position justifies the payment. Any dividend or interest registered in England and Wales with registered number 4031152. Under unclaimed for 12 years from the date when it was declared or became the Companies Act 2006, the Company’s objects are unrestricted. due for payment will be forfeited and revert to National Grid. Directors (ii) Voting rights Under the Articles, a Director must disclose any personal interest in a Subject to any rights or restrictions attached to any shares and to any matter and may not vote in respect of that matter, subject to certain other provisions of the Articles, at any general meeting on a show of limited exceptions. As permitted under the Companies Act 2006, the hands, every shareholder who is present in person will have one vote and, Articles allow non-conflicted Directors to authorise a conflict or potential on a poll, every shareholder will have one vote for every share they hold. conflict for a particular matter. In doing so, the non-conflicted Directors On a show of hands or poll, shareholders may cast votes either personally must act in a way they consider, in good faith, will be most likely to promote or by proxy. A proxy need not be a shareholder. Under the Articles, all the success of the Company for the benefit of the shareholders as a whole. substantive resolutions at a general meeting must be decided on a poll. Ordinary shareholders and ADS holders can vote at general meetings. The Directors (other than a Director acting in an executive capacity) are paid fees for their services. In total, these fees must not exceed (iii) Liquidation rights £2,000,000 per year or any higher sum decided by an ordinary In a winding up, a liquidator may (in each case with the sanction of a resolution at a general meeting of shareholders. In addition, special special resolution passed by the shareholders and any other sanction pay may be awarded to a Director who acts in an executive capacity, required under English law): (a) divide among the shareholders the whole serves on a committee, performs services which the Directors consider or any part of National Grid’s assets (whether the assets are of the same to extend beyond the ordinary duties of a Director, devotes special kind or not); the liquidator may, for this purpose, value any assets and attention to the business of National Grid, or goes or lives abroad on determine how the division should be carried out as between shareholders the Company’s behalf. Directors may also receive reimbursement for or different classes of shareholders, or (b) transfer any part of the assets expenses properly incurred, and may be awarded pensions and other to trustees on trust for the benefit of the shareholders as the liquidator benefits. The compensation awarded to the Executive Directors is determines. In neither case will a shareholder be compelled to accept determined by the Remuneration Committee. Further details of assets upon which there is a liability. Directors’ remuneration are set out in the Directors’ Remuneration Report (see pages 88 – 107). (iv) Restrictions There are no restrictions on the transfer or sale of ordinary shares. Some The Directors may exercise all the powers of National Grid to borrow of the Company’s employee share plans, details of which are contained money. However, the aggregate principal amount of all the Group’s in the Directors’ Remuneration Report, include restrictions on the transfer borrowings outstanding at any time must not exceed £35 billion or any of ordinary shares while the ordinary shares are subject to the plan. other amount approved by shareholders by an ordinary resolution at Where, under an employee share plan operated by the Company, a general meeting. At the Company’s AGM for 2020, shareholders participants are the beneficial owners of the ordinary shares but not the will be asked to approve, by ordinary resolution, an increase in this registered owner, the voting rights may be exercised by the registered amount (which has remained unchanged since the 2009 AGM) to owner at the direction of the participant. Treasury shares do not attract a £45 billion to enable the funding of growth over the medium-term in vote or dividends. an efficient manner. (v) Variation of rights Directors can be appointed or removed by the Board or shareholders Subject to applicable provisions of English law, the rights attached to any at a general meeting. Directors must stand for election at the first AGM class of shares of National Grid may be varied or cancelled. This must be following their appointment to the Board. Each Director must retire at with the written consent of the holders of three quarters in nominal value least every three years, although they will be eligible for re-election. In of the issued shares of that class, or with the sanction of a special resolution accordance with best practice introduced by the UK Corporate Governance passed at a separate meeting of the holders of the shares of that class. Code, all Directors wishing to continue in office currently offer themselves for re-election annually. No person is disqualified from being a Director or is required to vacate that office by reason of attaining a maximum age. A Director is not required to hold shares in National Grid in order to qualify as a Director. 231

National Grid plc Annual Report and Accounts 2019/20 Additional Information Shareholder information continued General meetings Description of securities other than equity securities: AGMs must be convened each year within six months of the Company’s Depositary fees and charges accounting reference date upon 21 clear days’ advance written notice. The Depositary collects fees by deducting them from the amounts Under the Articles, any other general meeting may be convened distributed or by selling a portion of distributable property for: provided at least 14 clear days’ written notice is given, subject to annual • delivery and surrender of ADSs directly from investors depositing approval of shareholders. In certain limited circumstances, the Company shares or surrendering ADSs for the purpose of withdrawal or from can convene a general meeting by shorter notice. The notice must intermediaries acting for them; and specify, among other things, the nature of the business to be transacted, the place, the date and the time of the meeting. Consistent with the UK • making distributions to investors (including, it is expected, cash government restrictions in relation to the COVID-19 pandemic, the dividends). Company’s AGM for 2020 will take place as a closed meeting. The Depositary may generally refuse to provide fee-attracting services Rights of non-residents until its fees for those services are paid. There are no restrictions under the Articles that would limit the rights of persons not resident in the UK to vote in relation to ordinary shares. Persons depositing or withdrawing shares must pay: For: Disclosure of interests $5.00 per 100 ADSs Issuance of ADSs, including Under the Companies Act 2006, National Grid may, by written notice, (or portion of 100 ADSs) issuances resulting from a require a person whom it has reasonable cause to believe to be or to have distribution of shares or rights or been, in the last three years, interested in its shares to provide additional other property; cancellation of information relating to that interest. Under the Articles, failure to provide ADSs for the purpose of such information may result in a shareholder losing their rights to attend, withdrawal, including if the Deposit vote or exercise any other right in relation to shareholders’ meetings. agreement terminates; and distribution of securities distributed to holders of deposited Under the UK Disclosure Guidance and Transparency Rules (DTR) securities that are distributed by sourcebook, there is also an obligation on a person who acquires or the Depositary to ADS holders. ceases to have a notifiable interest in shares in National Grid to notify the Company of that fact. The disclosure threshold is 3% and disclosure is Registration or transfer fees Transfer and registration of shares required each time the person’s direct and indirect holdings reach, on our share register to or from the exceed or fall below each 1% threshold thereafter. name of the Depositary or its agent when they deposit or The UK City Code on Takeovers and Mergers imposes strict disclosure withdraw shares. requirements regarding dealings in the securities of an offeror or offeree company, and also on their respective associates, during the course of an Expenses of the Depositary Cable, telex and facsimile offer period. Other regulators in the UK, US and elsewhere may have, or transmissions (when expressly assert, notification or approval rights over acquisitions or transfers of shares. provided in the Deposit agreement); and converting Depositary payments to the Company foreign currency to dollars. The Depositary (The Bank of New York Mellon) reimburses the Company for certain expenses it incurs in relation to the ADS programme. The Taxes and other governmental As necessary. Depositary also pays the standard out-of-pocket maintenance costs for charges the Depositary or the Custodian has to pay on any ADS or the ADSs, which consist of the expenses for the mailing of annual and share underlying an ADS, for example, interim financial reports, printing and distributing dividend cheques, the stock transfer taxes, stamp duty or electronic filing of US federal tax information, mailing required tax forms, withholding taxes stationery, postage, facsimiles and telephone calls. It also reimburses the Company for certain investor relationship programmes or special investor relations promotional activities. There are limits on the amount of The Company’s Deposit agreement under which the ADSs are issued expenses for which the Depositary will reimburse the Company, but the allows a fee of up to $0.05 per ADS to be charged for any cash distribution amount of reimbursement is not necessarily tied to the amount of fees made to ADS holders, including cash dividends. ADS holders who receive the Depositary collects from investors. cash in relation to the 2019/20 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to distribution of the cash dividend. For the period 16 May 2019 to 17 June 2020, the Company received a total of $1,835,589.41 in reimbursements from the Depositary consisting Documents on display of $1,225,480.47 and $610,108.94 received in October 2019 and February 2020 respectively. Fees that are charged on cash dividends National Grid is subject to the US Securities and Exchange Commission will be apportioned between the Depositary and the Company. (SEC) reporting requirements for foreign companies. The Company’s Form 20-F and other filings can be viewed on the National Grid website Any questions from ADS holders should be directed to The Bank of as well as the SEC website at www.sec.gov. New York Mellon at the contact details on page 257. 232

National Grid plc Annual Report and Accounts 2019/20 Additional Information | Shareholder information Events after the reporting period When purchasing shares, the Company has taken, and will continue In the period between 31 March 2020 and 17 June 2020, there have to take, into account market conditions prevailing at the time, other continued to be substantial environmental, economic and social investment and financing opportunities, and the overall financial position changes in both the UK and US. As described further in the Strategic of the Company. Report, these have had, and will continue to have, significant ramifications for the Group. Other than in respect of those areas where At the 2019 AGM, the Company sought authority to purchase ordinary forward-looking forecasts are relevant (notably goodwill impairment shares in the capital of the Company as part of the management of the reviews (note 11), expected credit losses on financial instruments dilutive effect of share issuances under the scrip dividend scheme. including trade receivables (notes 19 and 32) and the presumption of the During the year, the Company did not purchase any of its own shares. going concern basis generally (note 1)), none of these developments have caused adjustment to the financial statements. % of Total called Exchange controls Number of nominal up share shares value capital There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange Shares held in Treasury control restrictions, or that affect the remittance of dividends, interest or purchased in prior years1 277,263,224 £34,467,394.44 7.52 1 other payments to non-UK resident holders of ordinary shares except as Shares purchased and held in otherwise set out in Taxation on pages 234 and 235 and except in respect Treasury during the year – – – of the governments of and/or certain citizens, residents or bodies of certain countries (described in applicable Bank of England Notices or European Shares transferred from Union Council Regulations in force as at the date of this document). Treasury during the year (to employees under employee share plans) 5,331,440 £662,766.75² 0.14 3 Material interests in shares As at 31 March 2020, National Grid had been notified of the following Maximum number of shares holdings in voting rights of 3% or more in the issued share capital of held in Treasury during the year 277,263,224 £34,467,394.44² 7.33 3 the Company: 1. Called-up share capital: 3,687,483,073 as at 31 March 2019. 2. Nominal value: 12204/473p. Number of % of Date of last 3. Called-up share capital of 3,780,237,016 ordinary shares as at the date of this report. ordinary voting notification 1 shares rights of interest As at the date of this report, the Company held 270,105,462 ordinary BlackRock, Inc. 238,695,907 6.85 3 December 2019 shares as treasury shares. This represented 7.15% of the Company’s called-up share capital. The Capital Group Companies, Inc. 145,094,617 3.88 16 April 2015 Authority to allot shares Shareholder approval was given at the 2019 AGM to allot shares of up 1. This number is calculated in relation to the issued share capital at the time the holding was to one third of the Company’s share capital. The Directors are seeking disclosed. this same level of authority this year. The Directors consider that the As at 17 June 2020, no further notifications have been received. Company will have sufficient flexibility with this level of authority to respond to market developments and that this authority is in line with The rights attached to ordinary shares are detailed on page 231. All ordinary investor guidelines. shares and all major shareholders have the same voting rights. The Company is not, to the best of its knowledge, directly or indirectly controlled. The Directors currently have no intention of issuing new shares or of granting rights to subscribe for or convert any security into shares. This is Share capital except in relation to, or in connection with, the operation and management of the Company’s scrip dividend scheme and the exercise of options As at 17 June 2020, the share capital of the Company consists of 204/473 under the Company’s share plans. No issue of shares will be made that ordinary shares of 12 pence nominal value each and ADSs, which would effectively alter control of the Company without the sanction of represent five ordinary shares each. shareholders in a general meeting. Authority to purchase shares The Company expects to actively manage the dilutive effect of share Shareholder approval was given at the 2019 AGM to purchase up to issuance arising from the operation of the scrip dividend scheme. In some 10% of the Company’s share capital (being 341,188,512 ordinary shares). circumstances, additional shares may be allotted to the market for this The Directors intend to seek shareholder approval to renew this authority purpose under the authority provided by this resolution. Under these at the 2020 AGM. circumstances, it is expected that the associated allotment of new shares (or rights to subscribe for or convert any security into shares) will not exceed In some circumstances, the Company may find it advantageous to have 1% of the issued share capital (excluding treasury shares) per annum. the authority to purchase its own shares in the market, where the Directors believe this would be in the interests of shareholders generally. The Directors believe that it is an important part of the financial management of the Company to have the flexibility to repurchase issued shares to manage its capital base, including actively managing share issuances from the operation of the scrip dividend scheme. It is expected that repurchases to manage share issuances under the scrip dividend scheme will not exceed 2.5% of the issued share capital (excluding treasury shares) per annum. 233

National Grid plc Annual Report and Accounts 2019/20 Additional Information Shareholder information continued Dividend waivers This discussion is not a comprehensive description of all the US federal The trustee of the National Grid Employee Share Trust, which is income tax and UK tax considerations that may be relevant to any independent of the Company, waived the right to dividends paid during particular investor (including consequences under the US alternative the year. They have also agreed to waive the right to future dividends, minimum tax or net investment income tax). Neither does it address in relation to the ordinary shares and ADSs held by the trust. state, local or other tax laws. National Grid has assumed that shareholders, including US Holders, are familiar with the tax rules applicable to Under the Company’s ADS programme, the right to dividends in relation investments in securities generally and with any special rules to which to the ordinary shares underlying the ADSs was waived during the year, they may be subject. This discussion deals only with US Holders who under an arrangement whereby the Company pays the monies to satisfy hold ADSs or ordinary shares as capital assets. It does not address the any dividends separately to the Depositary for distribution to ADS tax treatment of investors who are subject to special rules. Such holders entitled to the dividend. This arrangement is expected to investors may include: continue for future dividends. • financial institutions; Share information • insurance companies; National Grid ordinary shares are listed on the London Stock Exchange • dealers in securities or currencies; under the symbol NG. The ADSs are listed on the New York Stock • investors who elect mark-to-market treatment; Exchange under the symbol NGG. • entities treated as partnerships or other pass-through entities and their partners; Shareholder analysis • individual retirement accounts and other tax-deferred accounts; The following table includes a brief analysis of shareholder numbers and • tax-exempt organisations; shareholdings as at 31 March 2020. • investors who own (directly or indirectly) 10% or more of our shares (by vote or value); Number of % of Number of % of shareholders shareholders shares shares • investors who hold ADSs or ordinary shares as a position in a straddle, hedging transaction or conversion transaction; 1–50 170,394 21.39 5,185,345 0.14 • individual investors who have ceased to be resident in the UK for 51–100 202,748 25.46 14,246,560 0.38 a period of five years or less; • persons that have ceased to be US citizens or lawful permanent 101–500 331,032 41.57 68,966,441 1.82 residents of the US; and 501–1,000 46,110 5.79 32,119,610 0.85 • US Holders whose functional currency is not the US dollar. 1,001–10,000 43,274 5.43 106,072,161 2.81 The statements regarding US and UK tax laws and administrative 10,001–50,000 1,727 0.22 31,718,701 0.84 practices set forth below are based on laws, treaties, judicial decisions and regulatory interpretations that were in effect on the date of this 50,001–100,000 235 0.03 17,0 9 6,8 31 0.45 document. These laws and practices are subject to change without 100,001–500,000 441 0.05 106,039,599 2.81 notice, potentially with retroactive effect. In addition, the statements set forth below are based on the representations of the Depositary and 500,001–1,000,000 144 0.02 102,719,196 2.72 assume that each party to the Deposit agreement will perform its obligations thereunder in accordance with its terms. 1,000,001+ 300 0.04 3,296,072,572 87.19 Total 796,405 100 3,780,237,016 100 US Holders of ADSs generally will be treated as the owners of the ordinary shares represented by those ADSs for US federal income tax Taxation purposes. For the purposes of the Tax Convention, the Estate Tax The discussion in this section provides information about certain US Convention and UK tax considerations, this discussion assumes that a federal income tax and UK tax consequences for US Holders (defined US Holder of ADSs will be treated as the owner of the ordinary shares below) of owning ADSs and ordinary shares. A US Holder is the represented by those ADSs. HMRC has stated that it will continue to beneficial owner of ADSs or ordinary shares who: apply its long-standing practice of treating a holder of ADSs as holding the beneficial interest in the ordinary shares represented by the ADSs; • is for US federal income tax purposes (i) an individual citizen or however, we note that this is an area of some uncertainty and may be resident of the United States; (ii) a corporation created or organised subject to change. under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to US federal US Holders should consult their own advisors regarding the tax income tax without regard to its source; or (iv) a trust, if a court within consequences of buying, owning and disposing of ADSs or ordinary the United States is able to exercise primary supervision over the shares depending on their particular circumstances, including the effect administration of the trust and one or more US persons have the of any state, local or other tax laws. authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes; • is not resident or ordinarily resident in the UK for UK tax purposes; and • does not hold ADSs or ordinary shares in connection with the conduct of a business or the performance of services in the UK or otherwise in connection with a branch, agency or permanent establishment in the UK. 234

National Grid plc Annual Report and Accounts 2019/20 Additional Information | Shareholder information Taxation of dividends UK stamp duty and stamp duty reserve tax (SDRT) The UK does not currently impose a withholding tax on dividends paid Transfers of ordinary shares – SDRT at the rate of 0.5% of the to US Holders. amount or value of the consideration will generally be payable on any agreement to transfer ordinary shares that is not completed using a duly US Holders should assume that any cash distribution paid by us with stamped instrument of transfer (such as a stock transfer form). respect to ADSs or ordinary shares will be reported as dividend income for US federal income tax purposes. While dividend income received The SDRT liability will be cancelled where an instrument of transfer is from non-US corporations is generally taxable to a non-corporate US executed and duly stamped before the expiry of the six-year period Holder as ordinary income for US federal income tax purposes, dividend beginning with the date on which the agreement is made. If a claim is income received by a non-corporate US Holder from us generally will be made within the specified period, any SDRT which has been paid will be taxable at the same favourable rates applicable to long-term capital refunded. SDRT is due whether or not the agreement or transfer is made gains provided (i) either: (a) we are eligible for the benefits of the Tax or carried out in the UK and whether or not any party to that agreement Convention or (b) ADSs or ordinary shares are treated as ‘readily or transfer is a UK resident. tradable’ on an established securities market in the United States; and (ii) we are not, for our taxable year during which the dividend is paid or the Purchases of ordinary shares completed using a stock transfer form will prior year, a passive foreign investment company for US federal income generally result in a UK stamp duty liability at the rate of 0.5% (rounded tax purposes (a PFIC), and certain other requirements are met. We up to the nearest £5) of the amount or value of the consideration. expect that our shares will be treated as ‘readily tradable’ on an Paperless transfers under the CREST paperless settlement system will established securities market in the United States as a result of the generally be liable to SDRT at the rate of 0.5%, and not stamp duty. trading of ADSs on the New York Stock Exchange. We also believe we SDRT is generally the liability of the purchaser, and UK stamp duty is are eligible for the benefits of the Tax Convention. usually paid by the purchaser or transferee. Based on our audited financial statements and the nature of our Transfers of ADSs – no UK stamp duty will be payable on the business activities, we believe that we were not treated as a PFIC for US acquisition or transfer of existing ADSs or beneficial ownership of ADSs, federal income tax purposes with respect to our taxable year ending provided that any instrument of transfer or written agreement to transfer 31 March 2019. In addition, based on our current expectations regarding is executed outside the UK and remains at all times outside the UK. the value and nature of our assets, the sources and nature of our income, and the nature of our business activities, we do not anticipate An agreement for the transfer of ADSs in the form of American becoming a PFIC in the foreseeable future. Depositary Receipts will not result in an SDRT liability. A charge to stamp duty or SDRT may arise on the transfer of ordinary shares to the Dividends received by corporate US Holders with respect to ADSs or Depositary or The Bank of New York Mellon as agent of the Depositary ordinary shares will not be eligible for the dividends-received deduction (the Custodian). that is generally allowed to corporations. The rate of stamp duty or SDRT will generally be 1.5% of the value of Taxation of capital gains the consideration or, in some circumstances, the value of the ordinary Subject to specific rules relating to assets that derive at least 75% of shares concerned. However, there is no 1.5% SDRT charge on the issue their value from UK land, US Holders will not be subject to UK taxation of ordinary shares (or, where it is integral to the raising of new capital, on any capital gain realised on the sale or other disposition of ADSs or the transfer of ordinary shares) to the Depositary or the Custodian. ordinary shares. The Depositary will generally be liable for the stamp duty or SDRT. Under Provided that we are not a PFIC for any taxable year during which the terms of the Deposit Agreement, the Depositary will charge any tax a US Holder holds their ADSs or ordinary shares, upon a sale or other payable by the Depositary or the Custodian (or their nominees) on the disposition of ADSs or ordinary shares, a US Holder generally will deposit of ordinary shares to the party to whom the ADSs are delivered recognise a capital gain or loss for US federal income tax purposes that against such deposits. If the stamp duty is not a multiple of £5, the duty is equal to the difference between the US dollar value of the amount will be rounded up to the nearest multiple of £5. realised on the sale or other disposition and the US Holder’s adjusted tax basis in the ADSs or ordinary shares. Such capital gain or loss UK inheritance tax generally will be long-term capital gain or loss if the ADSs or ordinary An individual who is domiciled in the US for the purposes of the Estate shares were held for more than one year. For non-corporate US Holders, Tax Convention and who is not a UK national for the purposes of the long-term capital gain is generally taxed at a lower rate than ordinary Estate Tax Convention will generally not be subject to UK inheritance tax income. A US Holder’s ability to deduct capital losses is subject to in respect of (i) the ADSs or ordinary shares on the individual’s death or significant limitations. (ii) a gift of the ADSs or ordinary shares during the individual’s lifetime. This is not the case where the ADSs or ordinary shares are part of the US information reporting and backup withholding tax business property of the individual’s permanent establishment in the UK Dividend payments made to US Holders and proceeds paid from the or relate to a fixed base in the UK of an individual who performs sale, exchange, redemption or disposal of ADSs or ordinary shares to independent personal services. US Holders may be subject to information reporting to the US Internal Revenue Service (IRS). Such payments may be subject to backup Special rules apply to ADSs or ordinary shares held in trust. withholding taxes if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply In the exceptional case where the ADSs or shares are subject both to with applicable certification requirements. UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited US Holders should consult their tax advisors about these rules and any against tax paid in the US or vice versa. other reporting obligations that may apply to the ownership or disposition of ADSs or ordinary shares. Such obligations include reporting Capital gains tax (CGT) for UK resident shareholders requirements related to the holding of certain foreign financial assets. You can find CGT information relating to National Grid shares for UK resident shareholders on the investor section of our website. Share prices on specific dates are also available on our website. 235

National Grid plc Annual Report and Accounts 2019/20 Additional Information Other disclosures All-employee share plans Code of Ethics The Company has a number of all-employee share plans as described In accordance with US legal requirements, the Board has adopted a below, which operated during the year. These allow UK or US-based Code of Ethics for senior financial professionals. This Code is available employees to participate in tax-advantaged plans and to become on our website: www.nationalgrid.com (where any amendments or waivers shareholders in National Grid. will also be posted). There were no amendments to, or waivers of, our Code of Ethics during the year. Sharesave UK employees are eligible to participate in the Sharesave plan. Under Conflicts of interest this plan, participants may contribute between £5 and £500 in total each In accordance with the Companies Act 2006, the Board has a policy and month, for a fixed period of three years, five years or both. Contributions procedure in place for the disclosure and authorisation (if appropriate) of are taken from net salary. At the end of the three or five years, actual and potential conflicts of interest. The Board continues to monitor participants may use their savings to purchase ordinary shares in and note possible conflicts of interest that each Director may have. The National Grid at a 20% discounted option price, which is set at the time Directors are regularly reminded of their continuing obligations in relation of each annual Sharesave launch. to conflicts, and are required to review and confirm their external interests annually. During the year ended 31 March 2020, no new actual Share Incentive Plan (SIP) or potential conflicts of interest were identified that required approval by UK employees are eligible to participate in the SIP. Contributions up to the Board. The Board has considered and noted a number of situations £150 per month are deducted from participants’ gross salary and used in relation to which no actual conflict of interest was identified. Due to to purchase ordinary shares in National Grid each month. The shares are current ongoing contractual negotiations that the Company has with placed in a UK resident trust. Costain plc, the situational conflict that Paul Golby has by virtue of being a Non-executive Director of the Company and Chairman of Costain plc US Incentive Thrift Plans has been kept under constant review during the year and Paul Golby Thrift Plans are open to all US employees of participating National Grid has been recused of all discussions in relation to contractual issues companies; these are tax-advantaged savings plans (commonly referred with Costain plc. He has also confirmed to us in writing that the same to as 401k plans). These are defined contribution (DC) pension plans arrangements are in place in Costain plc. that give participants the opportunity to invest up to applicable federal salary limits. The federal limits for calendar year 2019 were: for pre-tax Corporate governance practices: differences from New York contributions, a maximum of 50% of salary limited to $19,000 for those Stock Exchange (NYSE) listing standards under the age of 50 and $25,000 for those aged 50 and above; for post-tax contributions, up to 15% of salary. The total amount of The Company is listed on the NYSE and is therefore required to disclose employee contributions (pre-tax and post-tax) could not exceed 50% of differences in its corporate governance practices adopted as a UK listed compensation, and was further subject to the combined federal annual company, compared with those of a US company. contribution limit of $56,000. For the calendar year 2020, participants may invest up to the applicable federal salary limits: for pre-tax The corporate governance practices of the Company are primarily based contributions, this is a maximum of 50% of salary limited to $19,500 for on the requirements of the Corporate Governance Code 2018 but those under the age of 50 and $26,000 for those aged 50 and above; for substantially conform to those required of US companies listed on the post-tax contributions, this is up to 15% of salary. The total amount of NYSE. The following is a summary of the significant ways in which the employee contributions (pre-tax and post-tax) may not exceed 50% of Company’s corporate governance practices differ from those followed compensation, and is further subject to the combined federal annual by US companies under Section 303A Corporate Governance contribution limit of $57,000. Standards of the NYSE. Employee Stock Purchase Plan (ESPP) The NYSE rules and the Code apply different tests for the independence Employees of National Grid’s participating US companies are eligible to of Board members. participate in the ESPP (commonly referred to as a 423b plan). Eligible employees have the opportunity to purchase ADSs in National Grid on a The NYSE rules require a separate nominating/corporate governance monthly basis at a 15% discounted price. Under the plan, employees committee composed entirely of independent Directors. There is no may contribute up to 20% of base pay each year, up to a maximum requirement for a separate corporate governance committee in the UK. annual contribution of $18,888, to purchase ADSs. Under the Company’s corporate governance policies, all Directors on the Board discuss and decide upon governance issues, and the Change of control provisions Nominations Committee makes recommendations to the Board with regard to certain responsibilities of a corporate governance committee. No compensation would be paid for loss of office of Directors on a change of control of the Company. As at 31 March 2020, the Company The NYSE rules require listed companies to adopt and disclose had borrowing facilities of £4.2 billion available to it with a number of corporate governance guidelines. While the Company reports banks, which, on a change of control of the Company following a compliance with the Code in each Annual Report and Accounts, takeover bid, may alter or terminate; however, the Company is currently the UK requirements do not require the Company to adopt and not drawing on any of such borrowing facilities. All of the Company’s disclose separate corporate governance guidelines. share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become The NYSE rules require a separate audit committee composed of exercisable on a change of control, subject to the satisfaction of any at least three independent members. While the Company’s Audit performance conditions at that time. In the event of a change of control Committee exceeds the NYSE’s minimum independent Non-executive of the Company, a number of governmental and regulatory consents Director membership requirements, it should be noted that the quorum or approvals are likely to be required, arising from laws or regulations for a meeting of the Audit Committee, of two independent Non-executive of the UK, the US or the EU. Such consents or approvals may also be Directors, is less than the minimum membership requirements under required for acquisitions of equity securities that do not amount to a the NYSE rules. change of control. The NYSE rules require a compensation committee composed No other agreements that take effect, alter or terminate upon a change entirely of independent Directors, and prescribe criteria to evaluate the of control of the Company following a takeover bid are considered to be independence of the committee’s members and its ability to engage significant in terms of their potential impact on the business as a whole. external compensation advisors. While the Code prescribes different independence criteria, the Non-executive Directors on the Company’s Remuneration Committee have each been deemed independent by the Board under the NYSE rules. Although the evaluation criteria for appointment of external advisors differ under the Code, the Remuneration Committee is solely responsible for the appointment, retention and termination of such advisors. 236

National Grid plc Annual Report and Accounts 2019/20 Additional Information | Other disclosures Directors’ indemnity Material contracts The Company has arranged, in accordance with the Companies Act Each of our Executive Directors has a Service Agreement and each 2006 and the Articles of Association, qualifying third-party indemnities Non-executive Director has a Letter of Appointment. Apart from these, against financial exposure that Directors may incur in the course of their no contract (other than contracts entered into in the ordinary course of professional duties. Equivalent qualifying third-party indemnities were, business) has been entered into by the Group within the two years and remain, in force for the benefit of those Directors who stood down immediately preceding the date of this report that is, or may be, material, from the Board in prior financial years for matters arising when they were or that contains any provision under which any member of the Group Directors of the Company. Alongside these indemnities, the Company has any obligation or entitlement that is material to the Group at the date places Directors’ and Officers’ liability insurance cover for each Director. of this report. Employees Political donations and expenditure We negotiate with recognised unions. It is our policy to maintain well At this year’s AGM, the Directors will again seek authority from developed communications and consultation programmes. Other than shareholders, on a precautionary basis, for the Company and its the implementation of the Massachusetts workforce contingency plan subsidiaries to make donations to registered political parties and other in June 2018 there have been no material disruptions to our operations political organisations and/or incur political expenditure as such terms from labour disputes during the past five years. The agreement under are defined in the Companies Act 2006. In each case, donations will be dispute between the Company and the Massachusetts Gas unions was in amounts not exceeding £125,000 in aggregate. The definitions of satisfactorily renegotiated in January 2019. National Grid believes that these terms in the Companies Act 2006 are very wide. As a result, this it can conduct its relationships with trade unions and employees in a can cover bodies such as those concerned with policy review, law satisfactory manner. Further details on the Company’s colleagues can reform and the representation of the business community. It could be found on pages 52 – 54. include special interest groups, such as those involved with the environment, which the Company and its subsidiaries might wish to Human rights support, even though these activities are not designed to support or Respect for human rights is incorporated into our employment practices influence support for a particular party. The Companies Act 2006 states and our core values, which are integral to our Code of Ethical Business that all-party parliamentary groups are not political organisations for Conduct. The way in which we conduct ourselves allows us to build trust these purposes, meaning the authority to be sought from shareholders with the people with whom we work. As a global utility company, we earn is not relevant to interactions with such groups. The Company has no this trust by doing things in the right way, complying with the laws of the intention of changing its current practice of not making political countries in which we do business while building our reputation as a donations or incurring political expenditure within the ordinary meaning responsible company that our stakeholders want to do business with and of those words. This authority is, therefore, being sought to ensure that our employees want to work for. Although we do not have specific policies none of the Company’s activities inadvertently infringe these rules. relating to human rights, slavery or human trafficking, our commitment is guided by our Global Supplier Code of Conduct (GSCoC) that integrates National Grid made no political donations in the UK or the EU during human rights into the way we do business throughout our supply chain the year, including donations as defined for the purposes of the Political alongside other areas of sustainability. This Code outlines our values and Parties, Elections and Referendums Act 2000. National Grid USA and its expectations to ensure we treat people with respect and protect their affiliated New York and federal political action committees (PAC) made human rights, protect the environment and preserve natural resources political donations in the US totalling $46,050 (£36,978) during the year. and positively impact the interests of the communities we serve and from National Grid USA’s affiliated New York PAC was funded partly by which we procure goods and services. Through our GSCoC, we expect contributions from National Grid USA and certain of its subsidiaries and our suppliers to act in accordance with the highest ethical standards and partly by voluntary employee contributions. National Grid USA’s affiliated comply with all the relevant laws, regulations and licences relating to federal PAC was funded wholly by voluntary employee contributions. their business, as well as adhere to the Principles of the United Nations Global Compact, the International Labour Organization (ILO) minimum Property, plant and equipment standards, the Ethical Trading Initiative (ETI) Base Code, the UK Modern This information can be found in note 13 property, plant and equipment Slavery Act 2015, Trafficking and Violence Protection Act 2000 and, for on pages 150 – 152, note 21 borrowing on pages 161 – 163 and where our UK suppliers, the requirements of the Living Wage Foundation. we operate on page 218. Listing Rule 9.8.4 R cross-reference table Research, development and innovation activity Information required to be disclosed by LR 9.8.4 R (starting on page Investment in research and development during the year for the Group indicated): was £14 million (2018/19: £19 million; 2017/18: £13 million). Due to the way in which we work with a large number of partners on new ideas, Interest capitalised Page 140 our disclosed research and development expenditure is lower than the overall contribution we make to the industry. We only disclose directly Publication of unaudited financial information Not applicable incurred expenditure, and not those amounts our partners contribute Details of long-term incentive schemes Not applicable to joint or collaborative projects. Collaborating across the industry has played a crucial role in our ability to develop new programmes and Waiver of emoluments by a director Not applicable deliver value to our stakeholders throughout 2019/20. Waiver of future emoluments by a director Not applicable Continued collaboration and stakeholder engagement have driven Non-pre-emptive issues of equity for cash Not applicable the research programmes for ET innovation. Our engagement with stakeholders as part of webinars, podcasts, formal meetings, Item (7) in relation to major subsidiary undertakings Not applicable conferences and dissemination events has been instrumental to Parent participation in a placing by a listed subsidiary Not applicable developing our strategies including our overall innovation strategy as well as technology and asset-related innovation strategies. Contracts of significance Not applicable As a result, our project portfolio has been developed around the Provision of services by a controlling shareholder Not applicable themes of delivering cleaner and cheaper energy. Our commitment to Shareholder waivers of dividends Page 234 the ‘Net Zero’ target for 2050 has provided the focus for our research programme on carbon emission reduction. We have started Shareholder waivers of future dividends Page 234 cross‑sector collaboration in order to drive a whole‑system approach Agreements with controlling shareholders Not applicable to decarbonising key sectors such as heat, transport and industry. Our Zero2050 project in South Wales has brought diverse stakeholders from utilities, industry, academia, SMEs, consultants and government together to design a pathway to decarbonisation for South Wales that delivers best value to consumers. 237

National Grid plc Annual Report and Accounts 2019/20 Additional Information Other disclosures continued We are also increasing research into decarbonising our own operations Research and Development (R&D) work in the US focused on the and preparing our network for the changes we need to make to advancement of products, processes, systems and work methods accommodate a fully decarbonised energy sector. We have worked that may be new to National Grid. This is accomplished by working with our partners on several projects, investigating ways to eliminate with internal departments to identify where strategic R&D investment is greenhouse gases from our gas-insulated equipment as well as the needed and is likely to prove beneficial. To achieve these goals, we work reduction of our carbon footprint relating to our construction work. in collaboration with technical organisations, academia and vendors in Our future network will need to accommodate more renewable energy the energy sector that align with our goals and objectives to provide a sources and other converter-based connections and equipment. safe, reliable, efficient and clean service. This collaboration has also Providing the infrastructure for a secure, efficient and reliable network helped inform our strategic direction in response to jurisdictional requires an increased understanding of network stability with reduced requests for electric modernisation (Grid Modernisation in inertia in the system. We have started four projects investigating the Massachusetts, Rhode Island and Reforming the Energy Vision (REV) impacts of reduced inertia, potential controller interactions and reduced in New York). We continue to focus our R&D on increasing public safety, fault levels. As part of these projects we are developing our capabilities protecting our workforce and reducing the cost of the work we perform. to accurately model the electricity transmission network and are developing schemes to mitigate the impacts on system stability and In 2019/20, we continued to invest and participate in several significant protection performance. pilot projects with the intention of obtaining operational knowledge and experience of technology-driven system impacts. Below are a few The second key aspect that our stakeholder engagement has examples of our R&D projects: highlighted is the delivery of cheaper energy. This has been implemented in our research programme on optimised asset management and US Electricity: monitoring as well as the digitisation of operational technology, considering • In Massachusetts under our ‘Solar Phase II’ programme, we in particular, cyber security in a context of increasing cyber threats. contracted and built 15.27 MW of company-owned photovoltaics facilities. The objective is to better understand the real-world impact As a key enabler for future innovation we have continued the delivery advanced technologies can bring to the grid; such as reduced of our Deeside Centre for Innovation. Significant progress has been customer interconnection costs and time; increasing hosting capacity; made with the completion of the control building, good progress on and improving the distribution system’s overall power quality and the construction of the overhead line test area and detailed design reliability. We partnered with the Electric Power Research Institute for the substation area, which notably includes a trial for construction (EPRI), Sandia National Laboratories (Sandia) and Fraunhofer with cement-free concrete. Gesellschaft (Fraunhofer); • With the EPRI, we explored the value of customised smart inverter The ESO has been innovating to make sure the electricity network settings and advanced metering at the Point of Common Coupling operates safely and efficiently around the clock. Innovation is key to (PCC) and published our findings in a white paper titled creating a sustainable, low-carbon electricity system for the future that ‘Recommended Smart Inverter Settings for Grid Support and Test will help the UK meet its net zero commitments. We refresh our strategy Plan: Interim Report’. We also worked with them to calculate the and innovation priorities annually, based on consultation with our severity of PV Arc Flashes, of which the team shared their findings stakeholders and this ensures we continue to focus innovation funding in a paper titled ‘DC Arc Flash on Photovoltaic Equipment’; only on the most effective projects which can deliver consumer benefits. • With National Grid’s support, Sandia initiated an Advanced Next year will see us continue delivering large-scale ESO-led innovation Distribution Management Systems (ADMS) to optimise commands projects, including Distributed ReStart, a £10 million Network Innovation to allow PV penetration of 50% or greater. Our work was published Competition (NIC) project with SP Energy Networks and specialist in a paper titled ‘Optimal Distribution System Voltage Regulation using energy consultancy TNEI. In a world first, this project will develop and State Estimation and DER Grid-Support Functions’; demonstrate coordination of DERs to provide a safe and effective Black Start service at lower cost to consumers. • Under the support of the US Department of Energy, the Fraunhofer CSE-led project, called ‘SunDial’, we created a system that optimally Gas Transmission innovation has continued to focus on developing manages facility loads and energy storage charging and discharging innovation programmes across core areas such as net zero, safety, with PV to mitigate potential problems due to intermittency and large reliability and asset health, and embedding these in the business, while ramps in generation; also preparing to deliver the energy network of the future and facilitate • In the ‘Solar Phase III’ programme, we developed seven additional UK decarbonisation. Highlights from the year include: sites each equipped with a unique combination of smart inverters, • expanding our focus on hydrogen with a number of new projects, energy storage, advanced metering, plant level control, and other including Hydrogen Injection into the NTS, looking at the requirements equipment with features beyond today’s industry standards. We will be to carry out a physical trial of hydrogen in the NTS; testing these new technologies on a variety of distribution circuits; and • the Monitoring of Real-Time Fugitive Emissions project, looking at • Last year, we completed two New York REV pilot projects: developing a robust measurement protocol and a new, low-cost, • Fruit Belt Neighbourhood Solar and Community Resilience. distributed sensor scheme to monitor fugitive emissions; This year we have completed an additional New York REV • the Spatial GB Clean Heat model, a National Grid‑led collaborative demonstration project; and project with the gas distribution networks to develop an integrated, • The Distributed System Platform (DSP) REV demonstration project cross-vector heat decarbonisation model of the whole heating system tested a small-scale distribution system energy market involving within GB to optimise future investment plans; customer-owned DERs to support the Distribution System Operator • launching a number of innovation calls with the Energy Innovation (DSO) concept. Centre (EIC), reaching out to innovators and small and medium-sized enterprises (SMEs) to find new technologies and solutions to some of our biggest challenges on the NTS; • the GRAID ART project, which will investigate the addition of Acoustic Resonance Technology (ART) onto the GRAID robotic platform to enhance our underground pipeline inspections, provide robust data about their condition and reduce maintenance and repair costs; • the installation of the Composite Transition Pieces at Peterborough and Huntingdon; these innovative seal units make it quicker, cheaper and safer to assess pipelines for corrosion. 238

National Grid plc Annual Report and Accounts 2019/20 Additional Information | Other disclosures • We continued to progress our Smart City REV demonstration project The Company is utilising all the R&D efforts described above, to create in partnership with the city of Schenectady. Phase 1, which involves the Grid modernisation plans for all jurisdictions. procurement, deployment and initial operation of all selected technologies, has progressed beyond 90% completion. Now we are Unresolved SEC staff comments collaborating on the establishment and assessment of functional There are no unresolved SEC staff comments required to be reported. performance characteristics, including feedback from city stakeholders to evaluate the public acceptance and the overall value proposition. Phase 2 of the project is currently in the technology procurement phase, which will then be deployed in the remaining areas of the city. • National Grid is heavily engaged on several programmes, including bulk system renewables, DERs integration, planning and asset management, energy storage, asset management for transmission and distribution, system automation and integrating emerging technologies. • To proactively monitor environmental conditions within underground structures (manholes) we have piloted the installation of manhole monitoring technology produced by CNIguard. Underground infrastructure can be susceptible to the accumulation of water, debris and salt that can result in the degradation of assets. This can result in failure of the assets thereby increasing the operation and loading on parallel equipment. National Grid has installed nine units in Providence, Rhode Island and 11 in Brockton, Massachusetts and will be installing 12 in Albany, NY, 12 in Brockton, Massachusetts and 12 in Providence, Rhode Island in the second quarter of 2020. • National Grid is preparing to demonstrate online monitoring technology at transmission substations and lines in our New England service area. These technologies will allow the Company to utilise the capacity of lines and transformers more efficiently and focus maintenance efforts on the assets which are at the greatest risk. • Over the next 10 years we will be deploying up to 170 digital substations in New England and New York as we transition to fully digital substations on our transmission network, which will utilise the IEC 61850 communications standard. The digital substation reduces construction and operation costs, engineering and construction time, increases system flexibility, and helps facilitate the large-scale incorporation of renewable power. US gas: • While partnering with a robotics company and another utility, we have been developing and testing new technology to locate inadvertent sewer cross bores created when using some trenchless technology. This technology is deployed in our gas main immediately after installation, prior to the introduction of natural gas. It differs from the current process, which requires us to gain access to the municipal sewer system. Deployment will reduce the risk and cost associated with sewer cross bores. We constructed a functional sewer system covering five hectares at one of our facilities to test the accuracy of the technology. We purposefully created cross bores in the system at several points to determine if the technology could locate them. The technology found all the cross bores with no false negatives. We are currently transitioning the technology to the field for live testing. • We have been working with a Canadian valve manufacturer to develop a service isolation valve to locally and remotely isolate a gas service. The application has become necessary due to recent industry incidents in the US. The valve has passed all industry and National Grid required testing and can be installed on service lines up to 11 bar of pressure. The valve can take a switched signal from any source and locally isolate the gas service. Signals include flood, fire, seismic, under-pressurisation, over-pressurisation and methane. The valve can also be closed via a wireless signal from National Grid. We are currently building 75 units to be deployed in the New York State service territory. We are in conversations with our regulators to expand the testing to 1,000 units as a solution to hurricane Sandy flooding issues. • To enhance the functionality of the service isolation valve, we have been working to develop and deploy enhanced residential methane detectors (RMDs). With the deployment of the 75 service isolation valves, we are installing European manufactured RMDs that are powered by 120 V and hard wired to the valve control. We are working with several manufacturers on enhancements: first to power the unit with long-term batteries (current technology limits battery life to three years); and second, to introduce wireless communication to the valve controller (as current technology requires wiring from the RMD to the isolation valve). We are developing an RMD with communications technology that would allow installation of the RMD in remote locations in residential flats, and installation of the RMD in locations where gas is being used to signal if gas escapes. 239

National Grid plc Annual Report and Accounts 2019/20    Additional Information
Other unaudited financial information

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
We also have a number of APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures (RPMs). They comprise: Group Return on Equity (RoE), UK and US regulatory RoE, regulated asset base, regulated financial performance, regulatory gearing, asset growth, Value Added, including Value Added per share and Value Growth. These measures include the inputs used by utility regulators to set the allowed revenues for many of our businesses.
We use RPMs to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company’s Annual Performance Plan (APP) and Long Term Performance Plan (LTPP) and contribute to how we reward our employees. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business and to ensure a complete understanding of Group performance.
As the starting point for our RPMs is not IFRS, and these measures are not governed by IFRS, we are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS.
Alternative performance measures
Net revenue
Net revenue is revenue less pass-through costs, such as UK system balancing costs, gas and electricity commodity costs in the US and, prior to the adoption of IFRS 15, payments to other UK network owners. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

	2020			2019			2018
	Gross revenue	Pass- through costs	Net revenue	Gross revenue	Pass-through costs	Net revenue	Gross revenue	Pass-through costs	Net revenue
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	3,702	(1,528)	2,174	3,351	(1,397)	1,954	4,154	(2,243)	1,911
UK Gas Transmission	927	(242)	685	896	(227)	669	1,091	(257)	834
US Regulated	9,205	(3,460)	5,745	9,846	(3,978)	5,868	9,272	(3,804)	5,468
NGV and Other	736	—	736	876	—	876	776	—	776
Sales between segments	(30)	—	(30)	(36)	—	(36)	(43)	—	(43)
Total	14,540	(5,230)	9,310	14,933	(5,602)	9,331	15,250	(6,304)	8,946
Adjusted profit measures
In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year.
The various measures are presented on pages 28 – 37 and reconciled below.
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
Underlying results – further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). For 2019/20, as highlighted on page 241, our underlying results exclude £147 million (2018/19: £108 million) of timing differences. We have not excluded major storm costs this year as costs were below our $100 million storm cost timing threshold (2018/19: £93 million). We expect to recover major storm costs incurred through regulatory mechanisms in the US.
Constant currency – the adjusted profit measures are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency movements.

National Grid plc Annual Report and Accounts 2019/20    Additional Information | Other unaudited financial information

Reconciliation of statutory, adjusted and underlying profits and earnings – at actual exchange rates – continuing operations

Year ended 31 March 2020	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major storm costs	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,316	4	1,320	(146)	—	1,174
UK Gas Transmission	347	1	348	54	—	402
US Regulated	880	517	1,397	239	—	1,636
NGV and Other	237	5	242	—	—	242
Total operating profit	2,780	527	3,307	147	—	3,454
Net finance costs	(1,113)	64	(1,049)	—	—	(1,049)
Share of post-tax results of joint ventures and associates	87	1	88	—	—	88
Profit before tax	1,754	592	2,346	147	—	2,493
Tax	(480)	47	(433)	(45)	—	(478)
Profit after tax	1,274	639	1,913	102	—	2,015

Year ended 31 March 2019	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major storm costs	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	778	237	1,015	77	—	1,092
UK Gas Transmission	267	36	303	38	—	341
US Regulated	1,425	299	1,724	(223)	93	1,594
NGV and Other	400	—	400	—	—	400
Total operating profit	2,870	572	3,442	(108)	93	3,427
Net finance costs	(1,069)	76	(993)	—	—	(993)
Share of post-tax results of joint ventures and associates	40	—	40	—	—	40
Profit before tax	1,841	648	2,489	(108)	93	2,474
Tax	(339)	(149)	(488)	36	(24)	(476)
Profit after tax	1,502	499	2,001	(72)	69	1,998

Year ended 31 March 2018	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major storm costs	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,041	—	1,041	14	—	1,055
UK Gas Transmission	487	—	487	18	—	505
US Regulated	1,734	(36)	1,698	(136)	142	1,704
NGV and Other	231	—	231	—	—	231
Total operating profit	3,493	(36)	3,457	(104)	142	3,495
Net finance costs	(882)	(119)	(1,001)	—	—	(1,001)
Share of post-tax results of joint ventures and associates	49	(5)	44	—	—	44
Profit before tax	2,660	(160)	2,500	(104)	142	2,538
Tax	889	(1,473)	(584)	42	(51)	(593)
Profit after tax	3,549	(1,633)	1,916	(62)	91	1,945

National Grid plc Annual Report and Accounts 2019/20    Additional Information
Other unaudited financial information continued

Reconciliation of adjusted and underlying profits – at constant currency

	At constant currency
	Adjusted at actual exchange rate	Constant currency adjustment	Adjusted	Timing	Major storm costs	Underlying
Year ended 31 March 2019	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,015	—	1,015	77	—	1,092
UK Gas Transmission	303	—	303	38	—	341
US Regulated	1,724	25	1,749	(226)	94	1,617
NGV and Other	400	1	401	—	—	401
Total operating profit	3,442	26	3,468	(111)	94	3,451
Net finance costs	(993)	(11)	(1,004)	—	—	(1,004)
Share of post-tax results of joint ventures and associates	40	—	40	—	—	40
Profit before tax	2,489	15	2,504	(111)	94	2,487

	At constant currency
	Adjusted at actual exchange rate	Constant currency adjustment	Adjusted	Timing	Major storm costs	Underlying
Year ended 31 March 2018	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,041	—	1,041	14	—	1,055
UK Gas Transmission	487	—	487	18	—	505
US Regulated	1,698	94	1,792	(144)	150	1,798
NGV and Other	231	(4)	227	—	—	227
Total operating profit	3,457	90	3,547	(112)	150	3,585
Net finance costs	(1,001)	(38)	(1,039)	—	—	(1,039)
Share of post-tax results of joint ventures and associates	44	1	45	—	—	45
Profit before tax	2,500	53	2,553	(112)	150	2,591
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

	Profit after tax	Non- controlling interest	Profit after tax attributable to shareholders	Weighted average number of shares	Earnings per share
Year ended 31 March 2020	£m	£m	£m	millions	pence
Statutory	1,274	(1)	1,273	3,461	36.8
Adjusted (also referred to as Headline)	1,913	(1)	1,912	3,461	55.2
Underlying	2,015	(1)	2,014	3,461	58.2

	Profit after tax	Non- controlling interest	Profit after tax attributable to shareholders	Weighted average number of shares	Earnings per share
Year ended 31 March 2019	£m	£m	£m	millions	pence
Statutory	1,502	(3)	1,499	3,386	44.3
Adjusted (also referred to as Headline)	2,001	(3)	1,998	3,386	59.0
Underlying	1,998	(3)	1,995	3,386	58.9

	Profit after tax	Non- controlling interest	Profit after tax attributable to shareholders	Weighted average number of shares	Earnings per share
Year ended 31 March 2018	£m	£m	£m	millions	pence
Statutory	3,549	(1)	3,548	3,461	102.5
Adjusted (also referred to as Headline)	1,916	(1)	1,915	3,461	55.3
Underlying	1,945	(1)	1,944	3,461	56.2

National Grid plc Annual Report and Accounts 2019/20    Additional Information | Other unaudited financial information

Timing and regulated revenue adjustments
As described on pages 219 - 226, our allowed revenues are set in accordance with our regulatory price controls or rate plans. We calculate the tariffs we charge our customers based on the estimated volume of energy we expect will be delivered during the coming period. The actual volumes delivered will differ from the estimate. Therefore, our total actual revenue will be different from our total allowed revenue. These differences are commonly referred to as timing differences.
If we collect more than the allowed revenue, the balance must be returned to customers in subsequent periods, and if we collect less than the allowed level of revenue, we may recover the balance from customers in subsequent periods. In the US, a substantial portion of our costs are pass-through costs (including commodity and energy-efficiency costs) and are fully recoverable from our customers. Timing differences between costs of this type being incurred and their recovery through revenue are also included in timing. The amounts calculated as timing differences are estimates and subject to change until the variables that determine allowed revenue are final.
Our continuing operating profit for the year includes a total estimated in-year under-collection of £147 million (2018/19: £108 million over-collection). Our closing balance at 31 March 2020 was £256 million over-recovered. In the UK, there was a cumulative over-recovery of £24 million at 31 March 2020 (2019: under-recovery of £59 million). In the US, cumulative timing over-recoveries at 31 March 2020 were £240 million (2019: £466 million over-recovery).
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
For our UK Regulated businesses as a whole, timing and regulated revenue adjustments totalled a recovery of £92 million in the year (2018/19: £115 million return). In the US, accumulated regulatory entitlements cover a range of different areas, with the most significant being environmental remediation and pension assets, as well as deferred storm costs.
All regulatory entitlements are recoverable (or repayable) over different periods, which are agreed with the regulators to match the expected payment profile for the liabilities.

	UK Electricity Transmission	UK Gas Transmission	US Regulated	Total
	£m	£m	£m	£m
1 April 2019 opening balance¹	(127)	59	471	403
Over/(under) recovery	146	(54)	(239)	(147)
31 March 2020 closing balance to (recover)/return³	19	5	232	256

	UK Electricity Transmission	UK Gas Transmission	US Regulated	Total
	£m	£m	£m	£m
1 April 2018 opening balance¹	(41)	97	245	301
Over/(under) recovery	(77)	(38)	226	111
31 March 2019 closing balance to (recover)/return[2,3]	(118)	59	471	412

	UK Electricity Transmission	UK Gas Transmission	US Regulated	Total
	£m	£m	£m	£m
1 April 2017 opening balance¹	(30)	111	108	189
Over/(under) recovery	(14)	(18)	143	111
31 March 2018 closing balance to (recover)/return[2,3]	(44)	93	251	300

1.	Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in the UK and the US.

2.	US over/(under) recovery and all US Regulated balances have been translated using the average exchange rate for the year ended 31 March 2020.

3.	The over-recovered closing balance at 31 March 2020 was £264 million (translated at the closing rate of $1.24:£1). 31 March 2019 was £407 million (translated at the closing rate of $1.30:£1).
31 March 2018 was £279 million (translated at the closing rate of $1.40:£1).

National Grid plc Annual Report and Accounts 2019/20    Additional Information
Other unaudited financial information continued

Capital investment
‘Capital investment’ or ‘investment’ refer to additions to property, plant and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture during the period. We also include the Group’s investments by National Grid Partners during the period, which are classified for IFRS purposes as non-current financial assets in the Group’s consolidated statement of financial position.
Investments made to our St William Homes LLP arrangement are excluded based on the nature of this joint venture arrangement. We typically contribute property assets to the joint venture in exchange for cash and accordingly do not consider these transactions to be in the nature of capital investment.

Year ended 31 March	At actual exchange rates			At constant currency
	2020	2019	% change	2020	2019	% change
	£m	£m		£m	£m
UK Electricity Transmission	1,043	925	13	1,043	925	13
UK Gas Transmission	249	308	(19)	249	308	(19)
US Regulated	3,228	2,650	22	3,228	2,688	20
NGV and Other	559	438	28	559	439	27
Group capital expenditure	5,079	4,321	18	5,079	4,360	16
Equity investment, funding contributions and loans to joint ventures and associates¹	56	127	(56)	56	128	(56)
Acquisition of Geronimo and Emerald	209	—	n/a	209	—	n/a
Increase in financial assets (National Grid Partners)	61	58	5	61	59	3
Group capital investment	5,405	4,506	20	5,405	4,547	19

1.	Excludes £15 million (2019: £47 million) equity contribution to the St William Homes LLP joint venture.
Net debt
See note 29 on page 178 for the definition and reconciliation of net debt.
Cash flow statement used in credit metric calculations below
The table below re-analyses our IFRS operating cash flows for the purposes of facilitating calculation of certain measures of credit worthiness – being RCF/adjusted net debt and FFO/adjusted net debt as described further below. The differences between this table and the consolidated cash flow statement relates to the disaggregation of cash flows relating to items considered ‘exceptional’ as described in note 5, as explained within the footnotes below:

	2020	2019	2018
	£m	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2,780	2,870	3,493
Adjustments for:
Exceptional items and remeasurements	527	572	(36)
Depreciation, amortisation and impairment	1,640	1,588	1,530
Share-based payments	19	27	16
Changes in working capital	269	40	118
Changes in provisions	(169)	(110)	(206)
Changes in pensions and other post-retirement benefit obligations	(92)	(123)	(239)
Cash flows relating to exceptional items	(60)	(400)	26
Cash generated from operations – continuing operations	4,914	4,464	4,702
Tax (paid)/recovered	(199)	(75)	8
Net cash inflow from operating activities – continuing operations	4,715	4,389	4,710

National Grid plc Annual Report and Accounts 2019/20    Additional Information | Other unaudited financial information

Funds from operations and interest cover
FFO is the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength.

2020	2019¹	2018¹
Year ended 31 March	£m	£m	£m
Interest expense (income statement)	1,119	1,066	1,128
Hybrid interest reclassified as dividend	(39)	(51)	(51)
Capitalised interest	122	135	128
Pensions interest adjustment	16	(4)	(49)
Interest on lease rentals adjustment	—	11	16
Unwinding of discount on provisions	(77)	(74)	(75)
Other interest adjustments	—	1	12
Adjusted interest expense	1,141	1,084	1,109
Net cash inflow from operating activities	4,715	4,389	4,710
Interest received on financial instruments	73	68	57
Interest paid on financial instruments	(957)	(914)	(853)
Dividends received	75	201	213
Working capital adjustment	(269)	(40)	(118)
Excess employer pension contributions	176	260	211
Hybrid interest reclassified as dividend	39	51	51
Lease rentals	—	34	86
Difference in net interest expense in income statement to cash flow	(187)	(186)	(178)
Difference in current tax in income statement to cash flow	67	(13)	(206)
Current tax related to prior periods	(45)	(52)	(22)
Cash flow from discontinued operations	(97)	(71)	(207)
Funds from operations (FFO)	3,590	3,727	3,744
FFO interest cover ((FFO + adjusted interest expense)/adjusted interest expense)	4.1	x	4.4	x	4.4	x

1.	Numbers for 2019 and 2018 reflect the calculations for the total Group as based on the published accounts for the respective years.

National Grid plc Annual Report and Accounts 2019/20    Additional Information
Other unaudited financial information continued

Retained cash flow/adjusted net debt
RCF/adjusted net debt is one of two credit metrics that we monitor in order to ensure the Group is generating sufficient cash to service its debts, consistent with maintaining a strong investment-grade credit rating. We calculated RCF/adjusted net debt applying the methodology used by Moody’s, as this is one of the most constrained calculations of credit worthiness. The net debt denominator includes adjustments to take account of the equity component of hybrid debt.

	2020	2019	2018
Year ended 31 March	£m	£m	£m
Funds from operations (FFO)	3,590	3,727	3,744
Hybrid interest reclassified as dividend	(39)	(51)	(51)
Ordinary dividends paid to shareholders	(892)	(1,160)	(1,316)
RCF (excluding share buybacks)	2,659	2,516	2,377
Repurchase of shares	—	—	(178)
RCF (net of share buybacks)	2,659	2,516	2,199
Borrowings	30,794	28,730	26,625
Less:
50% hybrid debt	(1,054)	(1,039)	(1,050)
Cash and cash equivalents	(73)	(252)	(329)
Financial and other investments	(1,278)	(1,311)	(2,304)
Underfunded pension obligations	1,442	845	857
Operating leases adjustment	—	248	408
Derivative balances removed from debt	(116)	141	(479)
Currency swaps	203	38	117
Nuclear decommissioning liabilities reclassified as debt	6	18	5
Collateral – cash received under collateral agreements	(785)	(558)	(878)
Accrued interest removed from short-term debt	(246)	(223)	(195)
Adjusted net debt (includes pension deficit)	28,893	26,637	22,777
RCF (excluding share buybacks)/adjusted net debt	9.2%	9.4%	10.4%
RCF (net of share buybacks)/adjusted net debt	9.2%	9.4%	9.7%
Regulatory Performance Measures
Regulated financial performance – UK
Regulatory financial performance is a pre-interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well-understood and comparable IFRS starting point and through the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate Group RoE.
For the reasons noted above, the table below shows the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure.
UK Electricity Transmission

	2020	2019	2018
Year ended 31 March	£m	£m	£m
Adjusted operating profit	1,320	1,015	1,041
Movement in regulatory ‘IOUs’	(99)	174	51
Deferred taxation adjustment	63	64	70
RAV indexation (average 3% long-run inflation)	406	391	374
Regulatory vs IFRS depreciation difference	(459)	(394)	(377)
Fast money/other	26	72	69
Pensions	(52)	(51)	(49)
Performance RAV created	119	90	83
Regulated financial performance	1,324	1,361	1,262

National Grid plc Annual Report and Accounts 2019/20    Additional Information | Other unaudited financial information

UK Gas Transmission

	2020	2019	2018
Year ended 31 March	£m	£m	£m
Adjusted operating profit	348	303	487
Movement in regulatory ‘IOUs’	67	68	(91)
Deferred taxation adjustment	25	8	18
RAV indexation (average 3% long-run inflation)	185	179	173
Regulatory vs IFRS depreciation difference	(77)	(42)	(29)
Fast money/other	(17)	(10)	(11)
Pensions	(34)	(33)	(32)
Performance RAV created	(24)	(30)	(16)
Regulated financial performance	473	443	499
Regulated financial performance – US

US Regulated

	2020	2019	2018
Year ended 31 March	£m	£m	£m
Adjusted operating profit	1,397	1,724	1,698
Bad debt provision (COVID-19)¹	117	—	—
Major storm costs	—	93	142
Timing	239	(223)	(136)
US GAAP pension adjustment	(4)	(80)	(73)
Regulated financial performance	1,749	1,514	1,631
1. US Regulated financial performance includes an adjustment reflecting our expectation for future recovery of COVID-19 related bad and doubtful debt costs.
Total regulated financial performance

	2020	2019	2018
Year ended 31 March	£m	£m	£m
UK Electricity Transmission	1,324	1,361	1,262
UK Gas Transmission	473	443	499
US Regulated	1,749	1,514	1,631
Total regulated financial performance	3,546	3,318	3,392
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
Pension adjustment – Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US Regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year. In the UK, this is calculated as cash payments against the regulatory proportion of pension deficits in the UK regulated business, whereas in the US, it is the difference between IFRS and US GAAP pension charges.
3% RAV indexation – Future UK revenues are expected to be set using an asset base adjusted for inflation. This is calculated as UK RAV multiplied by 3% (long-run RPI inflation assumption).
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

National Grid plc Annual Report and Accounts 2019/20    Additional Information
Other unaudited financial information continued

Regulated asset base
The regulated asset base is a regulatory construct, based on predetermined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long term, and this in turn contributes to delivering shareholder value. Our regulated asset base is comprised of our regulatory asset value in the UK, plus our rate base in the US.
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
‘Total Regulated and other balances’ includes the under or over-recovery of revenues that National Grid’s UK regulated businesses target to collect in any year, which are based on the regulator’s forecasts for that year. Under the UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base, including working capital where appropriate.
The investment in ‘NGV and other businesses’ includes net assets excluding pensions, tax and items related to the UK Gas Distribution sale.

Year ended 31 March (£m at constant currency)	RAV, rate base or other business assets		Total Regulated and other balances
	2020	2019¹	2020	2019¹
	£m	£m	£m	£m
UK Electricity Transmission	14,133	13,537	13,769	13,291
UK Gas Transmission	6,298	6,155	6,305	6,099
US Regulated	20,644	18,407	22,435	20,394
Total regulated	41,075	38,099	42,509	39,784
NGV and other businesses	4,105	3,351	3,591	2,672
Total Group regulated and other balances	45,180	41,450	46,100	42,456

1.
Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for opening balance adjustments following the completion of the UK regulatory reporting pack process in 2019, and finalisation of US balances.

US rate base and Total Regulated and other balances for 31 March 2019 have been restated in the table above at constant currency. At actual currency the values were £17.6 billion and £19.5 billion respectively.
Other business assets and other balances for NGV and Other businesses for 31 March 2019 have been restated in the table above for the impact of IFRS 16 leases, constant currency and to exclude out 39% share of our investment in Quadgas. At actual currency excluding IFRS 16 leases the values were £2.8 billion and £2.7 billion respectively.
Group RoE
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

National Grid plc Annual Report and Accounts 2019/20    Additional Information | Other unaudited financial information

	2020	2019	2018
Year ended 31 March	£m	£m	£m
Regulated financial performance	3,546	3,318	3,392
Operating profit of other activities	269	424	255
Group financial performance	3,815	3,742	3,647
Share of post-tax results of joint ventures and associates	88	40	238
Non-controlling interests	(1)	(3)	(1)
Adjusted Group interest charge	(1,069)	(1,037)	(980)
Group tax charge	(433)	(488)	(639)
Tax on adjustments	(117)	(34)	27
Group financial performance after interest and tax	2,283	2,220	2,292
Opening rate base/RAV	37,459	35,045	32,446
Share of Cadent RAV	—	—	512
Opening other balances	3,304	2,298	1,787
Opening goodwill	5,938	5,852	5,626
Opening capital employed	46,701	43,195	40,371
Opening net debt	(27,194)	(24,345)	(21,770)
Opening equity	19,507	18,850	18,601
Return on Equity	11.7%	11.8%	12.3%
UK and US regulated RoE

		Achieved Return on Equity		Base or Allowed Return on Equity
Year ended 31 March	Regulatory Debt: Equity assumption	2020	2019	2020	2019
		%	%	%	%
UK Electricity Transmission	60/40	13.5	13.7	10.2	10.2
UK Gas Transmission	62.5/37.5	9.8	9.5	10.0	10.0
US Regulated	Avg. 50/50	9.3	8.8	9.4	9.4
UK regulated RoE
UK regulated RoEs are a measure of how the businesses are performing against the assumptions used by our UK regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator, and that RPI inflation is equal to a long-run assumption of 3%. They are calculated by dividing elements of out/under-performance versus the regulatory contract (i.e., regulated financial performance disclosed above) by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE.
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
In respect of 2018/19 and 2017/18, this measure is the aggregate operating profit of our US OpCo entities’ publicly available financial statements prepared under US GAAP. For 2019/20, this measure represents our current estimate, since local financial statements have yet to be prepared.

National Grid plc Annual Report and Accounts 2019/20    Additional Information
Other unaudited financial information continued

	2020	2019	2018
	£m	£m	£m
Underlying IFRS operating profit for US regulated segment	1,636	1,594	1,704
Weighted average £/$ exchange rate	$1.2868	$1.305	$1.358

	2020	2019	2018
	$m	$m	$m
Underlying IFRS operating profit for US regulated segment	2,105	2,081	2,313
Adjustments to convert to US GAAP as applied in our US OpCo entities
Adjustment in respect of customer contributions	(50)	(50)	(151)
Pension accounting differences¹	(13)	(10)	(101)
Environmental charges recorded under US GAAP	(94)	(117)	(106)
Storm costs and recoveries recorded under US GAAP	(9)	(112)	(113)
Other regulatory deferrals, amortisation and other items	3	121	(146)
Results for US regulated OpCo entities, aggregated under US GAAP²	1,942	1,913	1,696
Adjustments to determine regulatory operating profit used in US RoE
Levelisation revenue adjustment	(122)	(48)	82
Adjustment for COVID-19 related provision for bad and doubtful debts³	150	—	—
Net other	51	(1)	40
Regulatory operating profit	2,021	1,864	1,818
Pensions¹	19	(95)	—
Regulatory interest charge	(491)	(457)	(395)
Regulatory tax charge	(408)	(345)	(520)
Regulatory earnings used to determine US RoE	1,141	967	903

1.	Following a change in US GAAP accounting rules, an element of the pensions charge is reported outside operating profit with effect from 2019.

2.	Based on US GAAP accounting policies as applied by our US regulated OpCo entities.
3. US RoE includes an adjustment reflecting our expectation for future recovery of COVID-19 related bad and doubtful debt costs.

	2020	2019	2018
	$m	$m	$m
US equity base (average for the year)	12,331	11,045	10,092
US RoE	9.3%	8.8%	8.9%
Value Added and Value Added per share and Value Growth
Value Added is a measure that reflects the value to shareholders of our cash dividend and the growth in National Grid’s regulated and non-regulated assets (as measured in our regulated asset base, for regulated entities), and corresponding growth in net debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements.
Value Added is derived using our regulated asset base and, as such, it is not practical to provide a meaningful reconciliation from this measure to an equivalent IFRS measure due to the reasons set out for our regulated asset base. However, the calculation is set out in the Financial review on page 32. Value Added per share is calculated by dividing Value Added by the weighted average number of shares (3,461 million) set out in note 8 on page 145.
Value Growth of 10.4% (2018/19: 11.5%) is derived from Value Added by adjusting Value Added to normalise for a 3% long-run RPI inflation rate. In 2019/20, the numerator for Value Growth was £2,068 million (2018/19: £2,166 million). The denominator is Group equity as used in the Group RoE calculation, adjusted for foreign exchange movements.
Asset growth
Asset growth is the annual percentage increase in our RAV and rate base and other business balances (including the assets of NGV and NGP) calculated at constant currency.
Regulatory gearing
Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NGV, UK property and other assets and US other assets) is funded through debt. Comparative amounts as at March 2019 are presented at historical exchange rates and have not been restated for opening balance adjustments.

	2020	2019
As at 31 March	£m	£m
UK RAV	20,431	19,692
US rate base	20,644	17,565
Other invested capital included in gearing calculation	4,105	2,815
Total assets included in gearing calculation	45,180	40,072
Net debt (including 100% of hybrid debt)	(28,590)	(26,529)	change
Group gearing (based on 100% of net debt)	63%	66%	3% pts
Group gearing (excluding 50% of hybrid debt from net debt)	61%	64%	3% pts

National Grid plc Annual Report and Accounts 2019/20    Additional Information
Commentary on consolidated financial statements
for the year ended 31 March 2019

In compliance with SEC rules, we present a summarised analysis of movements in the income statement and an analysis of movements in adjusted operating profit (for the continuing group) by operating segment. This should be read in conjunction with the 31 March 2020 financial review included on pages 28 - 37.

Analysis of the income statement for the year ended 31 March 2019
Revenue
Revenue for the year ended 31 March 2019 decreased by £317 million to £14,933 million. This decrease was driven by lower revenues in our UK Electricity Transmission business and in our UK Gas Transmission business, partially offset by higher revenues in our US Regulated and NGV and Other businesses. US Regulated revenues were £574 million higher year-on-year, principally due to the impact of new rate plans, the benefit of foreign exchange and recovery of prior year timing under-collections, partially offset by the collection of lower tax allowances and the impact of IFRS 15. UK Electricity Transmission revenues decreased by £803 million, (related to IFRS 15, which reduced both revenues and costs by £1.0 billion), partly offset by higher BSIS pass-through costs and return of prior year timing over-collections. UK Gas Transmission revenues were £195 million lower, driven by the return of allowances related to Avonmouth. Revenue from NGV and Other businesses increased by £100 million, primarily driven by sales in our Commercial Property business.
Operating costs
Operating costs for the year ended 31 March 2019 of £12,063 million were £306 million higher than the prior year. This increase in costs included a £608 million increase in exceptional items and remeasurements, which is discussed below. Excluding exceptional items and remeasurements, operating costs were £302 million lower, driven by the impact of IFRS 15, which reduced costs (and related revenues) for payments to other network owners by £1,043 million, partially offset by higher pass-through costs, increased rates and property taxes, higher depreciation as a result of continued asset investment and the impact of movement in exchange rates.
Net finance costs
For the year ended 31 March 2019, net finance costs before exceptional items and remeasurements were £8 million lower than 2017/18 at £993 million, mainly as a result of the impact of the stronger US dollar and lower pension net interest expense due to lower pension net liabilities and other interest gains, partially offset lower gains on the sale of financial assets and the impact of higher UK RPI inflation. Net finance costs in 2018/19 included remeasurement losses of £76 million on derivative financial instruments used to hedge our borrowings, compared to £119 million of remeasurement gains in 2017/18.
Tax
The tax charge on profits before exceptional items and remeasurements of £488 million was £96 million lower than 2017/18. This reduction was primarily due to a full year’s benefit in 2018/19 from the Tax Cut & Jobs Act which reduced the US corporate tax rate from 35% to 21% with effect from 1 January 2018.
Exceptional items and remeasurements
Operating costs for the year ended 31 March 2019 included £283 million of costs arising from the workforce contingency plan related to the Massachusetts Gas labour dispute, £204 million of restructuring charges in our UK and US businesses and £137 million related to the impairment of nuclear connection development costs following the cancellation of the NuGen and Horizon projects. These were partially offset by a net £52 million gain on remeasurement of commodity contracts. In the previous year, operating costs included a £26 million gain on settlement of outstanding balances related to the LIPA Management Services Agreement, together with a net £10 million gain on remeasurement of commodity contracts.
Finance costs for the year ended 31 March 2019 included a net loss of £76 million on financial remeasurements of derivative financial instruments used to hedge our borrowings, compared to a gain of £119 million on financial remeasurements in 2017/18.
Share of post-tax results of joint ventures and associates before exceptional items for the year ended 31 March 2019 of £40 million was £4 million lower, principally due to higher costs in St William.

Adjusted earnings and EPS from continuing operations
Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect the Group’s results on a ‘business performance’ basis, described further in note 5. See page 242 for a reconciliation of adjusted basic EPS to EPS.
The above earnings performance translated into an increase in adjusted EPS in 2018/19 of 3.7p (7%).
Exchange rates
Our financial results are reported in sterling. Transactions for our US operations are denominated in dollars, so the related amounts that are reported in sterling depend on the dollar to sterling exchange rate. The table below shows the average and closing exchange rates of sterling to US dollars.

	2018/19	2017/18	% change
Weighted average (income statement)	1.31	1.36	4%
Year-end (statement of financial position)	1.30	1.40	7%
The movement in foreign exchange during 2018/19 has resulted in a £355 million increase in revenue, a £62 million increase in adjusted operating profit and a £63 million increase in operating profit.
Analysis of the adjusted operating profit by segment for the year ended 31 March 2019
UK Electricity Transmission
For the year ended 31 March 2019, revenue in the UK Electricity Transmission segment decreased by £803 million to £3,351 million, and adjusted operating profit decreased by £26 million to £1,015 million. Revenue was significantly impacted by the adoption of IFRS 15, with revenues collected from customers but passed on to the Scottish and Offshore transmission operators are now excluded from both revenue and operating costs, compared to £1,027 million in 2017/18. Excluding pass-through costs, net revenue was £43 million higher, reflecting higher baser allowances including the impact of inflation and increased incentives income, partially offset by the return of outstanding timing balances along with higher adjustments this year to return the benefits of efficiencies and lower required outputs to customers. Regulated controllable costs were £11 million higher, reflecting inflation, increased headcount and workload, and initiative spend. Depreciation and amortisation was £18 million higher, reflecting the continued capital investment programme. Other costs were £41 million higher, principally relating to provision against income recognised on early termination of connections.
Capital expenditure decreased by £74 million compared with 2016/17 to £925 million reflecting reduced activity on Western Link and completion of the London Power Tunnels project.

National Grid plc Annual Report and Accounts 2019/20    Additional Information
Commentary on consolidated financial statements
for the year ended 31 March 2019 continued

UK Gas Transmission
Revenue in the UK Gas Transmission segment decreased by £195 million to £896 million, and adjusted operating profit decreased by £184 million to £303 million.
After deducting pass-through costs, net revenue was £165 million lower than 2017/18, reflecting the refund of revenues previously received in respect of the proposed Avonmouth pipeline project that is no longer required. Regulated controllable costs were £2 million lower than 2017/18, with efficiency savings offsetting the higher IT run-the-business costs and the impact of inflation. Pension costs were £9 million higher mainly related to the Guaranteed Minimum Pension equalisation ruling. Depreciation and amortisation costs were £13 million lower following a detailed review of asset lives in the year. Other operating costs were £25 million higher than 2017/18, as a result of the release of unused provisions in the prior year.
Capital expenditure marginally decreased to £308 million, £2 million lower than last year.
US Regulated
Revenue in our US Regulated business increased by £574 million to £9,846 million, and adjusted operating profit increased by £26 million to £1,724 million.
The stronger US dollar decreased revenue and operating profit in 2018/19. Excluding the impact of foreign exchange rate movements, revenue increased by £202 million. Of this increase, £21 million was due to increases in pass-through costs charged on to customers. Excluding pass-through costs, net revenue increased by £181 million at constant currency, principally reflecting increased revenue allowances under rate plans in upstate and downstate New York and in Massachusetts, partially offset by the impact of US tax reform (as the billing tariffs now reflect lower tax requirements) and the impact of IFRS 15, under which customer connection revenues are now recognised over the life of the asset rather than on completion of the works.

We incurred £93 million of major storm costs in 2018/19 through a number of heavy winter storms that caused substantial damage to our electricity networks, compared to £142 million in 2017/18. Excluding these costs and the impact of foreign exchange movements, regulated controllable costs increased by £106 million, reflecting workload increases agreed with regulators and the impact of inflation. Bad debt expense increased by £42 million at constant currency, reflecting higher levels of receivables and cash collection studies. Depreciation and amortisation was £40 million higher in 2018/19 at constant currency as a result of ongoing investment in our networks. Other operating costs were £41 million higher at constant currency, due to more expenditure on ‘minor’ storms (non-deferrable) and increased cost of removal.
Capital expenditure in the US Regulated business increased to £2,650 million in 2018/19, £226 million more than in 2017/18. At constant currency, this represented a £129 million increase in investment driven by higher investment in new and replacement gas mains and gas business enablement investment, partially offset by the impact of the Massachusetts Gas labour dispute.
NGV and Other
Revenue in NGV and Other increased by £100 million to £876 million, and adjusted operating profit increased by £169 million to £400 million. This reflects higher revenues and profit on disposal of property sites in the UK and lower costs to setting up our new business and the absence of the impairment of land value in 2017/18.
Capital expenditure in NGV and Other was £107 million higher than 2017/18 at £438 million, including the increased investment in a second French Interconnector and in the North Sea Link interconnector to Norway.

National Grid plc Annual Report and Accounts 2019/20    Additional Information
Summary consolidated financial information

Financial summary (unaudited)
The financial summary set out below has been derived from the audited consolidated financial statements of National Grid for the five financial years ended 31 March 2020. It should be read in conjunction with the consolidated financial statements and related notes, together with the Strategic Report. The information presented below is adjusted for the matters described in the footnotes below for the years ended 31 March 2020, 2019, 2018, 2017 and 2016 where relevant and has been prepared under IFRS as issued by the IASB.

Summary income statement (£m)	2020	2019	2018¹	2017	2016²
Continuing operations
Revenue	14,540	14,933	15,250	15,035	13,212
Operating profit	2,780	2,870	3,493	3,208	3,225
Profit before tax	1,754	1,841	2,660	2,184	2,329
Profit after tax from continuing operations	1,274	1,502	3,549	1,810	1,902
(Loss)/profit after tax from discontinued operations	(9)	12	2	5,984	692
Total profit for the year	1,265	1,514	3,551	7,794	2,594
Profit for the year attributable to equity shareholders	1,264	1,511	3,550	7,795	2,591
Earnings per share
Basic – continuing operations (pence)	36.8	44.3	102.5	48.1	50.4
Diluted – continuing operations (pence)	36.6	44.1	102.1	47.9	50.2
Basic – total (pence)	36.5	44.6	102.6	207.1	68.7
Diluted – total (pence)	36.3	44.4	102.1	206.2	68.4
Weighted average number of shares – basic (millions)	3,461	3,386	3,461	3,763	3,774
Weighted average number of shares – diluted (millions)	3,478	3,401	3,476	3,780	3,790
Dividends per ordinary share
Paid during the year (pence)	47.83	46.52	128.97	43.51	43.16
Approved or proposed during the year (pence)³	48.57	47.34	45.93	128.65	43.34
Paid during the year ($)	0.615	0.607	1.751	0.555	0.664
Approved or proposed during the year ($)	0.625	0.618	0.624	1.642	0.635
1. Items previously reported for 2018 have been re-presented to reflect our investment in Quadgas HoldCo Limited being presented as a discontinued operation in the current year.
2. Items previously reported for 2016 have been re-presented to reflect UK Gas Distribution being presented as a discontinued operation.
3. Following the disposal of UK Gas Distribution, 2017 includes a special interim dividend of 84.375 pence per share that was paid on 2 June 2017

Summary statement of net assets (£m)	2020	2019	2018	2017	2016
Non-current assets	61,288	55,017	52,106	52,266	52,622
Current assets	5,801	7,946	6,681	13,574	6,312
Total assets	67,089	62,963	58,787	65,840	58,934
Current liabilities	(8,564)	(9,129)	(8,697)	(10,511)	(7,721)
Non-current liabilities	(38,941)	(34,465)	(31,242)	(34,945)	(37,648)
Total liabilities	(47,505)	(43,594)	(39,939)	(45,456)	(45,369)
Net assets	19,584	19,369	18,848	20,384	13,565
Total shareholders’ equity	19,562	19,349	18,832	20,368	13,555

National Grid plc Annual Report and Accounts 2019/20 Additional Information Definitions and glossary of terms Our aim is to use plain English in this Annual Report and Accounts. However, where necessary, we do use a number of technical terms and abbreviations. We summarise the principal ones below, together with an explanation of their meanings. The descriptions below are not formal legal definitions. Alternative and Regulatory Performance Measures are defined on pages 240 – 249. Consolidated financial statements A Financial statements that include the results and financial position of Adjusted interest the Company and its subsidiaries together as if they were a single entity. A measure of the interest charge of the Group, calculated by making adjustments to the Group reported interest charge. Consortium The Consortium that purchased Cadent. It comprised Macquarie Adjusted net debt Infrastructure and Real Assets, Allianz Capital Partners, Hermes Investment A measure of the indebtedness of the Group, calculated by making Management, CIC Capital Corporation, Qatar Investment Authority, Dalmore adjustments to the Group reported borrowings, including adjustments Capital, and Amber Infrastructure Limited/International Public Partnerships. made to include elements of pension deficits and exclude elements of hybrid debt financing. Constant currency ‘Constant currency basis’ refers to the reporting of the actual results Adjusted results (also referred to as headline results) against the results for the same period last year, which, in respect of Financial results excluding the impact of exceptional items and any US$ currency denominated activity, have been translated using the remeasurements that are treated as discrete transactions under IFRS average US$ exchange rate for the year ended 31 March 2020, which and can accordingly be classified as such. This is a measure used by was $1.29 to £1. The average rate for the year ended 31 March 2019 National Grid management that forms part of the incentive target set was $1.31 to £1, and for the year ended 31 March 2018 was $1.36 to £1. annually for remunerating certain Executive Directors, and further details Assets and liabilities as at 31 March 2019 have been retranslated at the of these items are included in note 5 to the Financial Statements. closing rate at 31 March 2020 of $1.24 to £1. The closing rate for the balance sheet date 31 March 2019 was $1.30 to £1. American Depositary Shares (ADSs) Securities of National Grid listed on the New York Stock Exchange, each Contingent liabilities of which represents five ordinary shares. They are evidenced by Possible obligations or potential liabilities arising from past events for American Depositary Receipts or ADRs. which no provision has been recorded, but for which disclosure in the financial statements is made. Annual General Meeting (AGM) Meeting of shareholders of the Company held each year to consider COVID-19 ordinary and special business as provided in the Notice of AGM. COVID-19 or coronavirus disease is an infectious disease caused by a newly discovered coronavirus which spreads through droplets of saliva B or discharge from the nose when an infected person coughs or sneezes. BAME CPIH Black, Asian and Minority Ethnic (being the UK term used to refer to The UK Consumer Prices Index including Owner Occupiers’ Housing members of non-white communities). Costs as published by the Office for National Statistics. BEIS The Department for Business, Energy and Industrial Strategy, the UK D government department responsible for business, industrial strategy, Dth and science and innovation with energy and climate change policy. Decatherm, being an amount of energy equal to 1 million British thermal units (BTUs), equivalent to approximately 293 kWh. Board The Board of Directors of the Company (for more information see DB pages 66 and 67). Defined benefit, relating to our UK or US (as the context requires) final salary pension schemes. bps Basis point (bp, bps) is a unit that is equal to 1/100th of 1% and is DC typically used to denote the movement in a percentage-based metric Defined contribution, relating to our UK or US (as the context requires) such as interest rates or RoE. A 0.1% change in a percentage represents pension schemes to which National Grid, as an employer, pays 10 basis points. contributions based on a percentage of employees’ salaries. BritNed Deferred tax BritNed Development Limited. For most assets and liabilities, deferred tax is the amount of tax that will be payable or receivable in respect of that asset or liability in future C tax returns as a result of a difference between the carrying value for accounting purposes in the statement of financial position or balance Cadent sheet and the value for tax purposes of the same asset or liability. Cadent Gas Limited, the Company’s former UK Gas Distribution business. A 61% equity interest in it was sold to the Consortium on Deposit agreement 31 March 2017, and the sale of the remaining 39% to the Consortium The amended and restated deposit agreement entered into between completed on 28 June 2019. National Grid plc, the Depositary and all the registered holders from time to time of ADRs, pursuant to which ADSs have been issued, dated Called-up share capital 23 May 2013, and any related agreement. Shares (common stock) that have been issued and have been fully paid for. Depositary Capital tracker Depositary means the Bank of New York Mellon acting as depositary. In the context of our US rate plans, this is a mechanism that allows the recovery of the revenue requirement of incremental capital investment Derivative above that embedded in base rates, including depreciation, property A financial instrument or other contract where the value is linked to an taxes and a return on the incremental investment. underlying index, such as exchange rates, interest rates or commodity prices. In most cases, we exclude contracts for the sale or purchase of Carrying value commodities that are used to supply customers or for our own needs The amount at which an asset or a liability is recorded in the Group’s from this definition. statement of financial position and the Company’s balance sheet. Directors/Executive Directors/Non-executive Directors The Company, the Group, National Grid, we, our or us The Directors/Executive Directors and Non-executive Directors of the We use these terms to refer to either National Grid plc itself or to National Company, whose names are set out on pages 66 and 67 of this document. Grid plc and/or all or certain of its subsidiaries, depending on context. 254

National Grid plc Annual Report and Accounts 2019/20 Additional Information Definitions and glossary of terms continued Distributed Energy Resources (DER) Decentralised assets, generally located behind the meter, covering a G range of technologies including solar, storage, electric vehicle charging, Gas Transmission (GT) district heating, smart street lighting and combined heat and power. National Grid’s UK gas transmission business. Dollars or $ Geronimo Except as otherwise noted, all references to dollars or $ in this Annual Geronimo, a leading developer of wind and solar generation based in Report and Accounts relate to the US currency. Minneapolis in the US, which National Grid acquired in July 2019. Grain LNG E National Grid Grain LNG Limited. Earnings per share (EPS) Profit for the year attributable to equity shareholders of the Company Great Britain allocated to each ordinary share. England, Wales and Scotland. Electricity System Operator (ESO) Group Value Growth The party responsible for the long-term strategy, planning and real-time Group Value Growth is Group-wide value added expressed as a operation (balancing supply and demand) of the electricity system in proportion of Group equity. See page 32 for an explanation of Great Britain. Value Added. Electricity Transmission (ET) GW National Grid’s UK electricity transmission business. Gigawatt, an amount of power equal to 1 billion watts (109 watts). Employee engagement GWh A key performance indicator (KPI), based on the percentage of Gigawatt hours, an amount of energy equivalent to delivering 1 billion favourable responses to certain indicator questions repeated in each watts (109 watts) of power for a period of one hour. employee survey. It is used to measure how employees think, feel and act in relation to National Grid. Research shows that a highly engaged workforce leads to increased productivity and employee retention. H We use employee engagement as a measure of organisational health Hinkley-Seabank (HSB) in relation to business performance. A project to connect the new Hinkley Point C nuclear power station to the electricity transmission network. Employee resource group (ERG) A group of employees who join together in their workplace based on HMRC shared characteristics or life experiences. HM Revenue & Customs. The UK tax authority. Estate Tax Convention HVDC The convention between the US and the UK for the avoidance of double High-voltage, direct-current electric power transmission that uses direct taxation with respect to estate and gift taxes. current for the bulk transmission of electrical power in contrast to the more common alternating current systems. EU The European Union (EU) is the economic and political union of 27 I member states located in Europe. The UK left the European Union IAS or IFRS on 31 January 2020. An International Accounting Standard (IAS) or International Financial Reporting Standard (IFRS), as issued by the International Accounting Exchange Act Standards Board (IASB). IFRS is also used as the term to describe The US Securities Exchange Act 1934, as amended. international generally accepted accounting principles as a whole. F Individual financial statements FERC Financial statements of a company on its own, not including its The US Federal Energy Regulatory Commission. subsidiaries or joint ventures and associates. Finance lease Injury frequency rate (IFR) A lease where the asset is treated as if it was owned for the period of The number of lost time injuries (LTIs) per 100,000 hours worked in the lease, and the obligation to pay future rentals is treated as if they a 12-month period. were borrowings. Also known as a capital lease. Interest cover Financial year A measure used by the credit rating agencies, calculated as FFO plus For National Grid this is an accounting year ending on 31 March. adjusted interest divided by adjusted interest. Also known as a fiscal year. J FRS Joint venture (JV) A UK Financial Reporting Standard as issued by the UK Financial A company or other entity that is controlled jointly with other parties. Reporting Council (FRC). It applies to the Company’s individual financial statements on pages 209 – 215, which are prepared in accordance with FRS 101. K KEDLI Funds from Operations (FFO) KeySpan Gas East Corporation, also known as KeySpan Energy A measure used by the credit rating agencies of the operating cash Delivery Long Island. flows of the Group after interest and tax but before capital investment. KEDNY The Brooklyn Union Gas Company, also known as KeySpan Energy Delivery New York. KPI Key performance indicator. kW Kilowatt, an amount of power equal to 1,000 watts. 255

National Grid plc Annual Report and Accounts 2019/20 Additional Information | Definitions and glossary of terms L O LIPA Ofgem The Long Island Power Authority. The UK Office of Gas and Electricity Markets is part of the UK Gas and Electricity Markets Authority (GEMA), which regulates the energy LNG markets in the UK. Liquefied natural gas is natural gas that has been condensed into a liquid form, typically at temperatures at or below -161°C (-258°F). OPEB Other post-employment benefits. Lost time injury (LTI) An incident arising out of National Grid’s operations that leads to an Ordinary shares injury where the employee or contractor normally has time off for the Voting shares entitling the holder to part ownership of a company. following day or shift following the incident. It relates to one specific Also known as common stock. National Grid’s ordinary shares have a (acute) identifiable incident which arises as a result of National Grid’s nominal value of 12204∕473 pence following the share consolidation premises, plant or activities, and was reported to the supervisor at the approved at the General Meeting of the Company held on 19 May 2017. time and was subject to appropriate investigation. P M Paris Agreement MADPU The agreement, also known as the Paris Climate Accord, within the The Massachusetts Department of Public Utilities. United Nations Framework Convention on Climate Change dealing with greenhouse gas emissions mitigation, adaptation and finance starting in MW the year 2020, and adopted by consensus on 12 December 2015. Megawatt, an amount of power equal to 1 million watts. Price control MWh The mechanism by which Ofgem sets restrictions on the amounts of Megawatt hours, an amount of energy equivalent to delivering 1 million revenue we are allowed to collect from customers in our UK businesses. watts (106) of power for a period of one hour. The allowed revenues are intended to cover efficiently incurred operational expenditure, capital expenditure and financing costs, N including a Return on Equity invested. National Grid Metering Limited (NGM) The Company’s UK regulated metering business. R Rate base National Grid Partners (NGP) The base investment on which the utility is authorised to earn a cash The Company’s venture investment and innovation business established return. It includes the original cost of facilities, minus depreciation, an in November 2018. allowance for working capital and other accounts. National Grid Ventures (NGV) Rate plan The Company’s division that operates outside its core UK and US The term given to the mechanism by which a US utility regulator sets regulated businesses, comprising a broad range of activities in the UK terms and conditions for utility service, including, in particular, tariffs and and US, including Geronimo, electricity interconnectors, the Grain LNG rate schedules. The term can mean a multi-year plan that is approved for terminal and energy metering, as well as being tasked with investment a specified period, or an order approving tariffs and rate schedules that in adjacent businesses, distributed energy opportunities and the remain in effect until changed as a result of future regulatory development of new and evolving technologies. proceedings. Such proceedings can be commenced through a filing by the utility or on the regulator’s own initiative. National Transmission System (NTS) The gas National Transmission System in Great Britain. Regulated controllable costs Total operating costs under IFRS less depreciation and certain Net Promoter Score (NPS) regulatory costs where, under our regulatory agreements, mechanisms A commonly used tool to measure customer experience to gauge the are in place to recover such costs in current or future periods. loyalty of a company’s customer relationships. It is an index ranging from -100 to +100. Regulatory asset value (RAV) The value ascribed by Ofgem to the capital employed in the relevant Net Zero licensed business. It is an estimate of the initial market value of the Net zero means that a person, legal entity (such as a company), country regulated asset base at privatisation, plus subsequent allowed additions or other body’s own emissions of greenhouse gases are either zero or at historical cost, less the deduction of annual regulatory depreciation. that its remaining greenhouse gas emissions are balanced by schemes Deductions are also made to reflect the value realised from the disposal to offset, through the removal of an equivalent amount of greenhouse of certain assets that formed part of the regulatory asset base. It is also gases from the atmosphere, such as planting trees or using technology indexed to the RPI to allow for the effects of inflation. like carbon capture and storage. Regulatory IOUs New England Net under/over-recoveries of revenue from output-related allowance The term refers to a region within northeastern US that includes the changes, the totex incentive mechanism, legacy price control cost states of Connecticut, Maine, Massachusetts, New Hampshire, Rhode true-up and differences between allowed and collected revenues. Island and Vermont. National Grid’s New England operations are primarily in the states of Massachusetts and Rhode Island. Retained cash flow (RCF) A measure of the cash flows of the Group used by the credit rating Northeastern US agencies. It is calculated as funds from operations less dividends paid The northeastern region of the US, comprising the states of Connecticut, and costs of repurchasing scrip shares. Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont. Revenue decoupling Revenue decoupling is the term given to the elimination of the NYPSC dependency of a utility’s revenue on the volume of gas or electricity The New York Public Service Commission. transported. The purpose of decoupling is to encourage energy- efficiency programmes by eliminating the disincentive a utility otherwise has to such programmes. 256

National Grid plc Annual Report and Accounts 2019/20 Additional Information Definitions and glossary of terms continued RIIO Revenue = Incentives + Innovation + Outputs, the regulatory framework T for energy networks issued by Ofgem. Tax Convention Tax Convention means the income tax convention between the US and RIIO-T1 the UK. The regulatory framework for transmission networks that was implemented in the eight-year price controls that started on 1 April 2013. Taxes borne Those taxes that represent a cost to the Company and are reflected in RIIO-2 our results. The regulatory framework for energy networks expected to be issued by Ofgem to start on 1 April 2021. Taxes collected Those taxes that are generated by our operations but do not affect our RIPUC results. We generate the commercial activity giving rise to these taxes The Rhode Island Public Utilities Commission. and then collect and administer them on behalf of HMRC. RPI Tonne The UK retail price index as published by the Office for National A unit of mass equal to 1,000 kilogrammes, equivalent to approximately Statistics. 2,205 pounds. Tonnes carbon dioxide equivalent (CO2e) S A measure of greenhouse gas emissions in terms of the equivalent Scope 1 greenhouse gas emissions amount of carbon dioxide. Scope 1 emissions are direct greenhouse gas emissions that occur from sources that are owned or controlled by the Company. Examples include Totex emissions from combustion in owned or controlled boilers, furnaces, Total expenditure, comprising capital and operating expenditure. vehicles, etc. Treasury shares Scope 2 greenhouse gas emissions Shares that have been repurchased but not cancelled. These shares Scope 2 emissions are greenhouse gas emissions from the generation can then be allotted to meet obligations under the Company’s employee of purchased electricity consumed by the Company. Purchased share schemes. electricity is defined as electricity, heat, steam or cooling that is purchased or otherwise brought into the organisational boundary of the Company. Scope 2 emissions physically occur at the facility where U electricity is generated. UK The United Kingdom, comprising England, Wales, Scotland and Scope 3 greenhouse gas emissions Northern Ireland. Scope 3 emissions are indirect greenhouse gas emissions as a consequence of the operations of the Company, but are not owned or UK Corporate Governance Code (the Code) controlled by the Company, such as emissions from third-party logistics Guidance, issued by the Financial Reporting Council in 2018, on how providers, waste management suppliers, travel suppliers, employee companies should be governed, applicable to UK listed companies, commuting, and combustion of sold gas by customers. including National Grid, in respect of reporting periods starting on or after 1 January 2019. SEC The US Securities and Exchange Commission, the financial regulator for UK GAAP companies with registered securities in the US, including National Grid Generally accepted accounting principles in the UK. These differ from and certain of its subsidiaries. IFRS and from US GAAP. SF6 Underlying EPS Sulphur hexafluoride is an inorganic, colourless, odourless and Underlying results for the year attributable to equity shareholders of the non-flammable greenhouse gas. SF6 is used in the electricity industry as Company allocated to each ordinary share. a gaseous dielectric medium for high-voltage circuit breakers, switchgear and other electrical equipment. The Kyoto protocol estimated Underlying results that the global warming potential over 100 years of SF6 is 23,900 times The financial results of the Company, adjusted to exclude the impact of more potent than that of CO2. exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such, and Share premium to take account of volumetric and other revenue timing differences arising The difference between the amount shares are issued for and the due to the in-year difference between allowed and collected revenues. nominal value of those shares. US STEM The United States of America, its territories and possessions, any state Science, technology, engineering and mathematics. of the United States and the District of Columbia. Stranded cost recoveries US GAAP The recovery of historical generation-related costs in the US, related to Generally accepted accounting principles in the US. These differ from generation assets that are no longer owned by us. IFRS and from UK GAAP. Subsidiary US state regulators (state utility commissions) A company or other entity that is controlled by National Grid. In the US, public utilities’ retail transactions are regulated by state utility commissions, including the New York Public Service Commission Swaption (NYPSC), the Massachusetts Department of Public Utilities (MADPU) A swaption gives the buyer, in exchange for an option premium, the right, and the Rhode Island Public Utilities Commission (RIPUC). but not the obligation, to enter into an interest-rate swap at some specified date in the future. The terms of the swap are specified on the V trade date of the swaption. Value growth Value growth is the Value Added, adjusted to normalise for a 3% long-run RPI inflation rate, expressed as a proportion of Group equity. See page 249. 257

National Grid plc Annual Report and Accounts 2019/20 Additional Information Want more information or help? Equiniti The Bank of New York Mellon For queries about ordinary shares: For queries about American Depositary Shares:     0800 169 7775 1-800-466-7215 This is a Freephone number from landlines within the UK, If calling from outside the US: mobile costs may vary. Lines are open 8.30am to 5.30pm, +1-201-680-6825 Monday to Friday, excluding public holidays. If calling from outside the UK: +44 (0) 121 415 0931. Calls from outside www.mybnymdr.com the UK will be charged at the applicable international rate. Email: shrrelations@cpushareownerservices.com Visit help.shareview.co.uk for information regarding your shareholding (from here you will also be able to email a query securely). BNY Mellon – ADR PO Box 505000 National Grid Share Register Louisville, KY 40233-5000 Equiniti Aspect House Spencer Road, Lancing Further information about National Grid, including share West Sussex BN99 6DA price and interactive tools, can be found on our website: http://investors.nationalgrid.com Beware of share fraud Have your dividends paid directly into your bank or building Investment scams are often sophisticated and difficult to spot. society account: Shareholders are advised to be wary of any unsolicited advice or offers, • your dividend reaches your account on the payment day; whether over the telephone, through the post or by email. If you receive • it is more secure – cheques sometimes get lost in the post; and any unsolicited communication, please check the company or person • no more trips to the bank. contacting you is properly authorised by the Financial Conduct Authority (FCA) before getting involved. Be ScamSmart and visit www.fca.org.uk/ Elect to receive your dividends as additional shares: scamsmart. You can report calls from unauthorised firms to the FCA by Join our scrip dividend scheme; no stamp duty or commission to pay. calling 0800 111 6768. Electronic communications Financial calendar Please register at www.shareview.co.uk. The following dates have been announced or are indicative: It only takes a few minutes to register – just have your 11-digit 18 June 2020 2019/20 full-year results Shareholder Reference Number to hand. You will be sent an Activation 1 July 2020 ADRs go ex-dividend for 2019/20 final dividend Code to complete registration. 2 July 2020 Ordinary shares go ex-dividend for 2019/20 final dividend Once you have registered, you can elect to receive your shareholder 3 July 2020 Record date for 2019/20 final dividend communications electronically. 9 July 2020 Scrip reference price announced Registered office 22 July 2020 Scrip election date National Grid plc was incorporated on 11 July 2000. The Company is (5pm London time) registered in England and Wales No. 4031152, with its registered office at 1–3 Strand, London WC2N 5EH. 27 July 2020 2020 AGM Share dealing 19 August 2020 2019/20 final dividend paid to qualifying shareholders Postal share dealing: Equiniti offer our European Economic Area 12 November 2020 2020/21 half-year results resident shareholders a share dealing service by post. This service 25 November 2020 ADRs go ex-dividend for 2020/21 interim dividend is available to private shareholders resident within the European Economic Area, the Channel Islands or the Isle of Man. If you hold your 26 November 2020 Ordinary shares go ex-dividend for 2020/21 shares in CREST, you are not eligible to use this service. For more interim dividend information and to obtain a form, please visit www.shareview.co.uk or call Equiniti on 0800 169 7775. 27 November 2020 Record date for 2020/21 interim dividend 3 December 2020 Scrip reference price announced Internet and telephone share dealing: Equiniti also offer telephone and online share dealing at live prices. For full details together with terms 14 December 2020 Scrip election date for 2020/21 interim dividend and conditions, please visit www.shareview.co.uk. You can call Equiniti (5pm London time) on 03456 037037 for further details, or to arrange a trade. Lines are 13 January 2021 2020/21 interim dividend paid to qualifying shareholders open Monday to Friday, 8.00am to 4.30pm for dealing, and until 6.00pm for enquiries. Dividends ShareGift: If you only have a small number of shares that would The Directors are recommending a final dividend of 32.00 pence per cost more for you to sell than they are worth, you may wish to ordinary share ($2.0126 per ADS) to be paid on 19 August 2020 to consider donating them to ShareGift. ShareGift is a registered shareholders on the register as at 3 July 2020. Further details on charity (No. 1052686) which specialises in accepting such shares dividend payments can be found on page 37. If you live outside the UK, as donations. For more information, visit www.sharegift.org or you may be able to request that your dividend payments are converted contact Equiniti. into your local currency. Individual Savings Accounts (ISAs): ISAs for National Grid shares Under the Deposit agreement, a fee of up to $0.05 per ADS can be are available from Equiniti. For more information, call Equiniti on charged for any cash distribution made to ADS holders, including cash 0345 300 0430 or visit www.shareview.co.uk/ISA. dividends. ADS holders who receive cash in relation to the 2019/20 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to the distribution of the cash dividend. 258

National Grid plc Annual Report and Accounts 2019/20 Additional Information Cautionary statement This document comprises the Annual Report and Accounts for the year supporting technology; failure to adequately forecast and respond to ended 31 March 2020 for National Grid and its subsidiaries. disruptions in energy supply; performance against regulatory targets and standards and against our peers with the aim of delivering stakeholder It contains the Directors’ Report and Financial Statements, together expectations regarding costs and efficiency savings; and customers and with the independent auditor’s report thereon, as required by the counterparties (including financial institutions) failing to perform their Companies Act 2006. The Directors’ Report, comprising pages 1 – 107 obligations to the Company. Other factors that could cause actual and 216 – 252 has been drawn up in accordance with the requirements results to differ materially from those described in this document include of English law, and liability in respect thereof is also governed by English fluctuations in exchange rates, interest rates and commodity price law. In particular, the liability of the Directors for these reports is solely indices; restrictions and conditions (including filing requirements) in our to National Grid. borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for us to maintain financial resources This document contains certain statements that are neither reported in certain parts of our business and restrictions on some subsidiaries’ financial results nor other historical information. These statements are transactions, such as paying dividends, lending or levying charges; the forward-looking statements within the meaning of Section 27A of the delayed timing of recoveries and payments in our regulated businesses Securities Act of 1933, as amended, and Section 21E of the Securities and whether aspects of our activities are contestable; the funding Exchange Act of 1934, as amended. These statements include requirements and performance of our pension schemes and other information with respect to our financial condition, our results of post-retirement benefit schemes; the failure to attract, develop and operations and businesses, strategy, plans and objectives. Words such retain employees with the necessary competencies, including leadership as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, and business capabilities, and any significant disputes arising with our ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ employees or the breach of laws or regulations by our employees; and similar expressions, as well as statements in the future tense, the failure to respond to market developments, including competition identify forward-looking statements. These forward-looking statements for onshore transmission; the threats and opportunities presented by are not guarantees of our future performance and are subject to emerging technology; the failure by the Company to respond to, or assumptions, risks and uncertainties that could cause actual future meet its own commitments as a leader in relation to, climate change results to differ materially from those expressed in or implied by such development activities relating to energy transition, including the forward-looking statements. Many of these assumptions, risks and integration of distributed energy resources; and the need to grow our uncertainties relate to factors that are beyond our ability to control or business to deliver our strategy, as well as incorrect or unforeseen estimate precisely, such as the impact of COVID-19 on our operations, assumptions or conclusions (including unanticipated costs and liabilities) our employees, our counterparties, our funding and our regulatory and relating to business development activity. legal obligations, but also more widely in terms of changes in laws or regulations, including any arising as a result of the United Kingdom’s exit For further details regarding these and other assumptions, risks and from the European Union; announcements from and decisions by uncertainties that may affect National Grid, please read the Strategic governmental bodies or regulators, including proposals relating to the Report and the risk factors on pages 227 – 230 of this document. In RIIO-2 price as well as increased economic uncertainty resulting from addition, new factors emerge from time to time and we cannot assess COVID-19; the timing of construction and delivery by third parties of new the potential impact of any such factor on our activities or the extent to generation projects requiring connection; breaches of, or changes in, which any factor, or combination of factors, may cause actual future environmental, climate change, and health and safety laws or regulations, results to differ materially from those contained in any forward-looking including breaches or other incidents arising from the potentially harmful statement. Except as may be required by law or regulation, the nature of our activities; network failure or interruption, the inability to Company undertakes no obligation to update any of its forward-looking carry out critical non-network operations, and damage to infrastructure, statements, which speak only as of the date of this document. due to adverse weather conditions, including the impact of major storms as well as the results of climate change, due to counterparties being The contents of any website references in this document do not form unable to deliver physical commodities, or due to the failure of or part of this document. unauthorised access to or deliberate breaches of our IT systems and 259

This report is printed on Arena White Smooth which is made of FSC® certified and other controlled material. Printed sustainably in the UK by Pureprint, a CarbonNeutral® company with FSC® chain of custody and an ISO 14001 certified environmental management system recycling over 99% of all dry waste. If you have finished with this document and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled waste. Thank you. The paper used in this report has been Carbon Balanced with the World Land Trust, an international conservation charity, who offset carbon emissions through the purchase and preservation of high conservation value land. Through protecting standing forests, under threat of clearance, carbon is locked in that would otherwise be released. These protected forests are then able to continue absorbing carbon from the atmosphere, referred to as REDD (Reduced Emissions from Deforestation and forest Degradation). This is now recognised as one of the most cost-effective and swiftest ways to arrest the rise in atmospheric CO2 and global warming effects. Additional to the carbon benefits is the flora and fauna this land preserves, including a number of species identified at risk of extinction on the IUCN Red List of Threatened Species. Designed and produced by Superunion www.superunion.com

National Grid plc 1–3 Strand London WC2N 5EH United Kingdom www.nationalgrid.com

Further Information

Share ownership

At 22 June 2020, the latest practicable date, none of the directors had an individual beneficial interest amounting to greater than 1% of the Company’s shares.

Material interests in shares

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

BlackRock, Inc. has held 6.01% as at 31 March 2017, which holdings increased to 7.29% as at 31 March 2018, and which percentage remained the same as at 31 March 2019. As noted on page 233 of the 2019/2020 Annual Report and Accounts, we have been notified that BlackRock, Inc. held 6.85% as at 31 March 2020 which remained unchanged as at each of 17 June 2020, and 22 June 2020.

The Capital Group Companies, Inc. held 3.88% as at each of 31 March 2017, 31 March 2018 and 31 March 2019. As noted on page 233 of the 2019/2020 Annual Report and Accounts, Capital Group Companies, Inc. held 3.88% of our outstanding share capital as at 31 March 2020 which remained unchanged as at each of 17 June 2020 and 22 June 2020.

Competrol International Investments Limited held 3.65% of our outstanding share capital as at 31 March 2017 which holdings increased to 3.72% of our outstanding share capital as at 31 March 2018 and decreased to 3.69% of our outstanding share capital as at 31 March 2019, which percentage decreased to 2.97% as at 7 February 2020. Competrol International Investments Limited held 2.97% of our outstanding share capital as at 31 March 2020, and such holdings remained unchanged as at 22 June 2020.

Since 31 March 2020, we have not been notified of any other subsequent significant change in the percentage of shares held by the shareholders listed on page 233 of the 2019/2020 Annual Report and Accounts.

Material interest in American Depositary Shares

As at 22 June 2020, we had 12,495 registered holders of our American Depositary Shares (ADSs) representing ownership of 9.5% of our issued and outstanding share capital, excluding ordinary shares held in treasury. As at 22 June 2020, based on information available to us, we believe that approximately 9.2% of our issued and outstanding share capital (whether in the form of shares or ADSs), excluding shares held in treasury, was held beneficially in the United States.

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

Reports of Independent Registered Public Accounting Firms—Audit opinions for Form 20-F

In addition to the financial information set forth on the pages referenced under Item 18 in the Form 20-F Cross Reference Table on page vi, the reports of Deloitte LLP, Independent Registered Public Accounting Firm, are presented below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of National Grid plc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of National Grid plc (the "Company") and subsidiaries (together the “Group”) as at 31 March 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended 31 March 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 March 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of 31 March 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 17 June 2020, expressed an unqualified opinion on the Group's internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 37 to the financial statements, the Group has changed its method of accounting for leases in the year ended 31 March 2020 due to the adoption of IFRS 16, Leases.
Basis for Opinion
These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Property, plant and equipment — Refer to notes 1E and 13 to the financial statements
Critical Audit Matter Description
The UK government and certain of the US states in which the Group operates have enacted legislation and established targets in respect of net zero carbon emissions by 2050. Accordingly climate change represents a strategic challenge for the Group, which has also set targets for reducing direct greenhouse gas emissions by the same date.
Natural gas, when burned, emits carbon dioxide and is considered a greenhouse gas. Therefore, the strategic challenge relates to the potential future use of the Group’s assets used to facilitate gas transmission services in the UK and gas distribution services in the US in the period approaching 2050 and beyond. The remaining useful economic life of the Group’s gas assets is up to 50 years in the UK and 80 in the US, extending well beyond the 2050 “net zero” commitment date. As described in note 13 to the financial statements, the impact of changing the useful economic lives of all of the Group’s gas assets, such that they would be fully depreciated by 2050, would be an increase in the annual depreciation expense of £188 million, and such that they would be fully depreciated by 2060, would be an increase in the annual depreciation expense of £79 million.
As the continued use of natural gas as a primary energy source beyond 2050 appears to be in conflict with net zero targets and the impact of shortening the useful lives of the gas assets to 2050 has a material impact on annual depreciation, we identified a ‘higher’ risk related to the financial statement impact of those commitments, specifically pinpointed to management’s judgement in determining the useful lives of gas assets in the context of the net zero commitments.
As described in note 13 to the financial statements management performed a detailed assessment of the potential uses for the Group’s gas assets as part of their consideration around whether developments in the UK and US towards binding carbon reduction targets should trigger any changes to National Grid’s estimates, judgements or disclosures, especially regarding gas asset lives. Management’s assessment included an overview of the legislative changes in the UK and US, and an evaluation of the possible future use of National Grid’s networks in a net zero energy system.
Management’s best estimate of the useful economic lives of US gas assets, across all states in which it operates, is based on the depreciable life identified through depreciation studies for each asset and are approved by the respective state regulator. Accordingly, in the US, the IFRS asset depreciable lives are identical to those agreed by the Group’s regulators for regulatory purposes. Management concluded it is probable that there will be a role for its US gas networks post 2050 under a range of possible scenarios, and there is nothing at present to suggest that asset lives should be shortened at this point.
In the UK, National Grid Gas Transmission (NGGT) owns and operates the UK gas transmission network (NTS). Pipelines represent the vast majority of the value that will be undepreciated by 2050. Having analysed the potential decarbonisation pathways, management has identified numerous potential uses for the Group’s UK gas pipeline assets in a net zero energy system including for the continued transmission of natural gas as a back-up fuel or in order for blue hydrogen to be produced alongside carbon capture and storage; and the transmission of hydrogen or other low or zero carbon gases.
Management concluded that their best estimate for the useful economic life of the National Transmission System (NTS) pipeline assets in the UK is 50 years (or until 2070) as this best represents when the assets will continue to support business operations in the UK.
Management and the Audit Committee determined that in light of the evolving legislative developments and increasing investor attention, disclosure of a key judgement in relation to the potential future use of the Group’s gas assets post-2050 and disclosure of the gas asset lives as a key estimate (note 1E to the financial statements), with appropriate sensitivity analysis (note 13 to the financial statements) were appropriate.
How the Critical Audit Matter Was Addressed in the Audit
We tested management’s internal control over the accounting for and disclosure of the potential impacts associated with the energy transition and climate change.
We challenged management’s judgement that the useful lives of the Group’s gas assets extend beyond 2050 in light of the different goals, commitments and legislation relating to net zero in the UK and the US states in which the Group operates by:

•	reviewing potential strategic pathways to achieve net zero targets;

•	obtaining and reviewing government plans in the US and UK for achieving net zero which we compared to the potential strategic pathways;

•	reviewing information from the Group’s regulators, including price controls in the UK and rate cases in the US, to consider whether they presented any contradictory evidence;

•	performing an assessment of the likelihood of occurrence of alternative scenarios for achieving net zero targets;

•	considering the potential for re-purposing the Group’s gas networks for alternative uses, and in particular for transporting hydrogen; and

•
reviewing a number of external reports including: Hydrogen in a low-carbon economy and Net Zero – Technical report, produced by the Committee on Climate Change; the UK’s draft integrated National Energy and Climate Plan (NECP) produced by the Department for Business, Energy & Industrial Strategy; and searching for contradictory evidence in respect of management’s judgements.

We utilised our sustainability specialists to review management’s key assumptions and to challenge the viability of some of the technological advances presented within the strategic pathways. We also consulted with Deloitte specialists in other countries regarding the suitability of existing gas infrastructure for transporting hydrogen.
We also reviewed the disclosures set out in note 1 to the financial statements and the sensitivity analysis set out in note 13 to the financial statements regarding the carrying value of the useful economic lives of the Group’s gas assets.
Environmental provisions – Refer to notes 1E, 26 and 35 to the financial statements
Critical Audit Matter Description

At 31 March 2020 the Group has £2,071 million of environmental provisions, of which £175 million are in the UK and £1,896 million in the US.
The Group’s environmental provisions relate to a number of sites owned and managed by the Group together with certain US sites which are no longer owned. In the US the provision is in respect of 257 sites which vary in the level of clean-up required. Of the total US environmental provisions of £1,896 million, more than half relates to three former sites which were identified by the Environmental Protection Agency (EPA) as sites of significant contamination (Superfund sites). The EPA has the authority to force the parties responsible for the contamination of these sites either to perform clean-ups or reimburse the government for work led by the EPA.
There are a number of estimation uncertainties across all of the sites. We identified a ‘higher’ risk in relation to certain sites which are complicated because of their size, the number of parties involved and/or the stage of remediation the project is at. The uncertainties that exist in relation to these sites include: the impact of regulation; the form, timing, extent and associated cost of remediation needed;

the methods and technologies used in remediation; the allocation of responsibility; and the discount rates applied to the forecast cash flows.
There were significant increases in the provisions recorded for two US Superfund sites in the year and a small reduction at the third. We determined that the estimation of the undiscounted cash outflows specific to these sites was the most significant and sensitive to a change in reasonably possible outcomes.
In respect of the US Superfund site with the most significant increase in provision, there were two reasons for management’s reassessment of the estimated cash outflows. An updated design report was received in the year which indicated that the work required to remediate the site was more extensive than had previously been expected, resulting in a higher estimated total cost. In addition, following an EPA order management increased its estimate of the share of the costs the Group would bear amongst the Potentially Responsible Parties (PRPs).
Regarding the other Superfund site with a significantly increased provision, an updated survey clarified the extent of remediation work which needs to be performed, leading to an increase in the Group’s share of the expected costs.
Management are required to make judgements in selecting an appropriate discount rate which reflects changes in UK gilt and US treasury rates as current market assessments of the time value of money. The Group decreased the real discount rates applied to the undiscounted cash flows from 1% in the prior year to 0.5% for both the UK and the US provisions.
How the Critical Audit Matter Was Addressed in the Audit
We tested the controls over the compilation of forecast cash flows and the determination of the discount rate.
We performed detailed risk assessments to categorise US sites based on size and the level of estimation uncertainty, determined by the stage of the remediation and the extent of work required. In respect of US sites other than the Superfund sites, we worked with our internal environmental specialists to assess cash flow estimates across a sample of sites. In order to assess the completeness of the year end liabilities we also completed public domain searches on Federal databases across all Group subsidiaries to determine whether any relevant costs or applicable sites were omitted.
With respect to the US Superfund sites, we agreed underlying cost assumptions to third-party build information, approved engineering design reports and other benchmarks and utilised our internal environmental provision specialists to assist us in evaluating managements’ key assumptions. We also considered information obtained from the Group’s legal advisors and relevant EPA correspondence in our evaluation of the recorded provisions.
We performed additional procedures on the site with the most significant increase in provision. Specifically relating to the judgement over the estimated allocation of total remediation costs, we made enquiries of the Group’s internal legal counsel and obtained analysis directly from external legal counsel. With the assistance of our internal environmental specialists, we used this additional information to determine independently a range of potential outcomes and allocations of remediation costs at the site, and used this to assess management’s estimate.
We challenged the methodology that management has adopted for calculating the discount rate with the support of our internal valuation specialists. In addition, we independently calculated an appropriate discount rate range and used this to assess management’s rate.
Net pension obligations – Refer to notes 1E, 25 and 35 to the financial statements
Critical Audit Matter Description
Substantially all of the Group’s employees are members of one of a number of pension schemes in either the UK or US. These pension schemes include both defined benefit and defined contribution schemes. Healthcare and life insurance benefits are also provided to eligible retired US employees.
There are significant assumptions used in the valuations of the defined benefit obligations, which as at 31 March 2020 represent a liability of £24.6 billion, and valuations of unquoted pension assets (‘unquoted assets’), which as at 31 March 2020 make up £11.4 billion out of scheme assets of £23.7 billion.
The critical judgements relating to the pension obligations include inflation assumptions, discount rates, mortality assumptions and future salary changes applied to active members. The setting of these assumptions is complex and changes to them can have a material impact on the value of pension obligations. Management uses external actuaries to assist in determining these assumptions. Accordingly, we have identified certain of these assumptions to be ‘higher’ audit risks.
Unlike the fair value of other assets that are readily observable and therefore more easily independently corroborated, the valuation of unquoted pension assets classified is inherently subjective. As such there is significant judgement in determining the fair value of these assets including the selection of the valuation methodology and other critical assumptions. The COVID-19 pandemic has resulted in the valuation of certain property assets being subject to increased uncertainty. In addition the valuation of certain unquoted investments including those held in private equity portfolios are subject to an unusually high level of uncertainty due to the most recent valuations on them being performed prior to the significant economic impacts of the COVID-19 pandemic. For these investments, management engaged external experts to assess the economic impact of COVID-19 on the asset valuations as at year end, including property specialists who assessed the value of the property portfolio held within pension assets. Accordingly, we have identified this as an area of ‘higher’ audit risk.

In the UK, the Group entered into two buy-in policies in the year. The Section A policy was entered into in August 2019, with the Section B policy completing in November 2019. The transactions involve the transfer of certain pension assets in the form of gilts and cash, valued at £2.8 billion and £1.6 billion respectively, in return for bulk annuity policies, with the intention of mitigating longevity risk. The transactions represent part of the Group’s long term de-risking strategy, of a similar nature to the longevity swap entered into in 2018. Under a buy-in transaction the ultimate obligation to pay the members remains with the scheme and is hence retained within the Group’s pension obligations; the bulk annuity is considered a qualifying insurance policy and is recognised at the valuation of the obligation it covers as an asset to the scheme. At the time of the transactions, the member obligations to which the policies relate were valued at £2.4 billion for Section A and £1.3 billion for Section B resulting in the recognition of actuarial losses of £700 million being recognised in Other Comprehensive Income, as disclosed in note 25 to the financial statements.
How the Critical Audit Matter Was Addressed in the Audit
We tested the controls over the valuation of unquoted pension assets and over the critical assumptions used in determining the valuation of the pension obligations.
We engaged internal actuarial experts to assist in testing the discount rates used in calculating the pension obligations. We independently calculated appropriate discount rates and compared these to management’s rates.
Our actuarial experts also assisted us in benchmarking and challenging the other assumptions used by management in determining the value of pension obligations particularly focusing on inflation, salary growth and mortality rates; this included comparing the inputs and assumptions used in determining the valuation of the Group’s schemes to those used in comparable pension plans and/or our internal benchmarks.
Additionally, we considered the competence, capability and objectivity of the independent actuaries engaged by the Group to perform valuations of the relevant schemes and where applicable, of unquoted assets.
We engaged internal specialists to challenge management’s valuation of certain unquoted scheme assets. Our work included assessing the reasonableness of the valuation methodologies applied, reviewing publically available information on these assets, comparing the valuations to internal benchmarks and confirmation of inputs used by management to determine the asset values.
Further, our actuarial experts assisted us with the assessment of management’s assumptions and valuation methodology related to the buy-ins and we consulted with technical experts as to the correct accounting treatment.
/s/ Deloitte LLP
London, United Kingdom
17 June 2020
The first accounting period we audited was 31 March 2018. In 2017, we began preparing for audit firm transition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of National Grid plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of National Grid plc (the “Company”) and subsidiaries (the “Group”) as at 31 March 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at 31 March 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 March 2020, of the Group and our report dated 17 June 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Group’s adoption of IFRS 16, Leases.
Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal control over financial reporting section appearing on page 227 of the Additional Information section. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
London, United Kingdom
17 June 2020

Description
1.1	Articles of Association of National Grid plc adopted by Special Resolution passed on 30 July 2012. (Exhibit 1.1 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

2(a)
Amended and restated Deposit Agreement dated as of 23 May 2013 among National Grid plc and The Bank of New York Mellon, as Depository, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. (Exhibit 1 to National Grid plc Form F-6 dated 15 May 2013 File No. 333-178045)
Incorporated by reference

2(b).1
Amended and Restated Trust Deed dated 22 February 2012 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).3 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)
Incorporated by reference

2(b).2
Amended and Restated Trust Deed dated 2 August 2011 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).5 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)
Incorporated by reference

2(b).3
Amended and Restated Trust Deed dated 10 September 2012 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).6 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)
Incorporated by reference

2(b).4
Amended and Restated Trust Deed dated 12 September 2014 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).9 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958)
Incorporated by reference

2(b).5
Amended and Restated Trust Deed dated 18 December 2014 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).10 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958)
Incorporated by reference

2(b).6
Amended and Restated Trust Deed dated 21 September 2015 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).13 to National Grid plc Form 20-F dated 7 June 2016 File No. 1-14958)
Incorporated by reference

2(b).7
Amended and Restated Trust Deed dated 9 December 2015 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).14 to National Grid plc Form 20-F dated 7 June 2016 File No. 1-14958)
Incorporated by reference

2(b).8
Amended and Restated Trust Deed dated 30 July 2019 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme.
Filed herewith

2(b).9	Amended and Restated Trust Deed dated 30 July 2019 among National Grid Gas plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme.	Filed herewith

2(b).10	Trust Deed dated 5 September 2019 among NGG Finance plc, National Grid plc and the Law Debenture Trust Corporation p.l.c. relating to a €500,000,000 Fixed Rate Resettable Capital Securities due 2079.	Filed herewith

2(b).11	Trust Deed dated 5 September 2019 among NGG Finance plc, National Grid plc and the Law Debenture Trust Corporation p.l.c. relating to a €750,000,000 Fixed Rate Resettable Capital Securities due 2082.	Filed herewith

2(c)	Description of Securities Registered Under Section 12 of the Exchange Act.	Filed herewith

4(b).1
Remaining Acquisition Agreement between National Grid Holdings One plc and Quadgas Investments Bidco Limited relating to the acquisition of shares in GasD HoldCo, dated 30 April 2018. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC. (Exhibit 4(b).3 to National Grid plc Form 20-F dated 4 June 2018 File No. 1-14958)
Incorporated by Reference

4(c).2	Service Agreement among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2014. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)	Incorporated by reference

4(c).3
Amendment to Service Agreement among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2015. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)
Incorporated by reference

4(c).4	Service Agreement among National Grid Electricity Transmission plc and Nicola Shaw dated 23 March 2016. (Exhibit 4(c).4 to National Grid plc Form 20-F dated 6 June 2017 File No. 1-14958)	Incorporated by reference

4(c).5	Service Agreement among National Grid plc and Andrew Agg dated 21 December 2018. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 4 June 2019 File No. 1-14958)	Incorporated by reference

4(c).6	Letter of Appointment—Sir Peter Gershon. (Exhibit 4(c).10 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).7	Letter of Appointment—Paul Golby. (Exhibit 4(c).11 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).8	Letter of Appointment—Nora Mead Brownell. (Exhibit 4(c).13 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).9	Letter of Appointment—Mark Williamson. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment—Jonathan Dawson. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).11	Letter of Appointment—Therese Esperdy. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).12	Letter of Appointment—Amanda Mesler (Exhibit 4(c).14 to National Grid plc Form 20-F dated 4 June 2018 File No. 1-14958)	Incorporated by reference

4(c).13	Letter of Appointment—Earl Shipp. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 4 June 2019 File No. 1-14958)	Incorporated by reference

4(c).14	Employment Agreement among National Grid plc, National Grid USA and Dean Seavers dated 22 October 2014. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958).	Incorporated by reference

4(c).15	Letter of Appointment—Jonathan Silver.	Filed herewith

4(c).16	Letter of Appointment—Elizabeth (Liz) Hewitt.	Filed herewith

4(c).17	National Grid plc Deferred Share Plan. (Exhibit 4.2 to National Grid plc S-8 dated 28 July 2011 File No. 333-175852)	Incorporated by reference

4(c).18	National Grid Executive Share Option Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).19	National Grid Group Share Matching Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

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

8
List of subsidiaries - The list of the Company’s significant subsidiaries as of 31 March 2020 is incorporated by reference to “Financial Statements—Notes to the consolidated financial statements—34. Subsidiary undertakings, joint venture and associates—Subsidiary undertakings” on pages 196-200 included in the Annual Report on Form 20-F for the financial year ended 31 March 2020. This list excludes subsidiaries that do not, in aggregate, constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X as at 31 March 2020.

Filed herewith
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

NATIONAL GRID PLC

By:	/s/ Andrew Agg Andrew Agg Chief Financial Officer

London, England
25 June 2020