Form 20-F
period 2021-03-31
NATIONAL GRID PLC
filed 2021-06-08
CIK 1004315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2021

OR

`☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-14958

NATIONAL GRID PLC
(Exact name of Registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
1-3 Strand, London WC2N 5EH, England
(Address of principal executive offices)
Justine Campbell
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

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None.

Securities for which there is a reporting obligation pursuant to Section15(d) of the Securities Exchange Act of 1934: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 March 2020 was
Ordinary Shares of 12 204/473 pence each    3,814,951,606

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☑
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

This constitutes the annual report on Form 20-F of National Grid plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) for the year ended 31 March 2021 and is dated [•] June 2021. Details of events occurring subsequent to the approval of the annual report on [•] May 2021 are summarised in section “Further Information” which forms a part of this Form 20-F. The content of the Group’s website (www.nationalgrid.com/uk) should not be considered to form part of this annual report on Form 20-F.

Form 20-F Cross Reference Table

Item	Form 20-F caption	Location in the document	Page(s)
1	Identity of directors, senior management and advisors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key Information
	3A Selected financial data	“Additional Information—Five year summary financial information”	263
		“Strategic Report—Financial review”	30-39
		“Financial Statements—Consolidated income statement”	129-130
		“Financial Statements—Consolidated statement of comprehensive income”	131
		“Financial Statements—Consolidated statement of financial position”	133
		“Financial Statements—Consolidated cash flow statement”	134
		Notes to the consolidated financial statements – Note 8. Earnings per share	154
		“Additional Information—Other unaudited financial information”	250-260
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk Factors	“Additional Information—Internal control and risk factors—Risk factors”	236-239
4	Information on the company
	4A History and development of the company	“Additional Information—Want more information or help?”	268
		“Additional Information—The business in detail—Key milestones”	226
		“Strategic Report—Business Model: “How we operate”	4-7
		“Strategic Report—Our response to COVID-19”	8-9
		“Strategic Report—Chairman’s Statement”	10-11
		“Strategic Report—Chief Executive’s review”	12-14

“Strategic Report—Our business environment”
“Strategic Report—Delivering against our Strategy”
“Strategic Report—Principal operations—UK”; “—Principal operations—US”; and
“—National Grid Ventures and other activities”
			15-17 18-19 40-45
		“Additional Information—Other unaudited financial information—Capital investment”	254
		“Additional Information—Shareholder information—Articles of Association—General”	240-241
		“Strategic Report—Financial Review—Summary of Group financial performance for the year ended 31 March 2021”	30
		“Strategic Report—Financial Review—Capital Investment, asset growth and value added” and “—Financial Position”	34-35, 35-36
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis—(c) Capital expenditure”	139
i

“Financial Statements—Notes to the consolidated financial statements—10. Discontinued operations and assets held for sale” and “—Strategic report—Financial Review—Discontinued operations”
“Financial Statements—Notes to the consolidated financial statements—38. Acquisitions—Acquisition of PPL Western Power distribution Investments Limited” and
“— Acquisition of Geronimo Energy LLC and Emerald Energy Venture LLC”
155-156, 33 216
	“Additional Information—The business in detail—UK Regulation”; “—US Regulation” and “—Summary of US price controls and rate plans”	228-235
	“Additional Information—Shareholder Information— Documents on display”	241
4B Business overview	“Strategic Report—Our Business at a glance” “Additional Information—The business in detail”	2-3 226-235
	“Strategic Report—Business Model: “How we operate” “—Our response to COVID-19” and “—Chairman’s Statement”	4-11
	“Strategic Report—Our business environment”	15-17

	“Strategic Report—Delivering against our strategy”	18-19
	“Strategic Report—Innovation”	23
	“Strategic Report— Financial Review”	30-39
	“Strategic Report—Principal operations—UK”; “—Principal operations—US”; and “—National Grid Ventures and other activities”	40-45
	“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis”	138-139
	“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments—(b) Commodity contract derivatives”	166-167
4C Organizational structure	“Financial Statements—Notes to the consolidated financial statements—34. Subsidiary undertakings, joint ventures and associates”	204-208
4D Property, plants and equipment
“Strategic Report—Delivering against our strategy—Financial measures—NGV capital investment”; “Strategic Report—Financial Review—Financial Position”; and “Financial Statements— Notes to the consolidated financial statements—13. Property, plant and equipment”
“Financial Statements—Notes to the consolidated financial statements—10. Discontinued operations and assets held for sale” and “—Strategic report—Financial Review—Discontinued operations”
20, 35-36, 159-161 155-156
	“Additional Information—The business in detail: Where we operate” and “—Other disclosures—Property, plant and equipment”	227, 247

		“Financial Statements—Consolidated statement of financial position” “Financial Statements- Notes to the consolidated financial statements-5. Exceptional items and remeasurements—Exceptional items—2021—Changes in environmental provision”	133 147

“Financial Statements—Notes to the consolidated financial statements—21. Borrowings”
“Financial Statements—Notes to the consolidated financial statements—38. Acquisitions— Acquisition of PPL Western Power distribution Investments Limited” and
“—Acquisition of Geronimo Energy LLC and Emerald Energy Venture LLC”
			170-172 216
		“Additional Information—Other unaudited financial information—Capital investment”	254
4A	Unresolved staff comments	“Additional Information—Other disclosures—Unresolved SEC staff comments”	249
5	Operating and financial review and prospects
	5A Operating results	“Strategic Report—Financial review”	30-39
		“Strategic Report—Our business environment”	15-17
		“Additional Information—The business in detail—UK regulation”; “—US regulation”; and “—Summary of US price controls and rate plans”	225-235
		“Strategic Report—Principal operations—UK”; “—Principal operations—US”; and “—National Grid Ventures and other activities”	40-45
		“Financial Statements—Notes to the consolidated financial statements—2. Segmental analysis”	138-139
		“Additional Information—Commentary on consolidated financial statements”	261-262
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management—(c) Currency risk”	194
		“Additional Information—Internal control and risk factors—Risk factors—Law, regulation and political and economic uncertainty”	236
	5B Liquidity and capital resources	“Strategic Report—Financial review”	30-39
		“Financial Statements—Notes to the consolidated financial statements—1.A Going concern”	135
		“Financial Statements—Consolidated cash flow statement”	134
		“Additional Information—Internal control and risk factors—Risk factors—Financing and liquidity”	238
		“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments”	165-167
		“Financial Statements—Notes to the consolidated financial statements—20. Cash and cash equivalents”	169
		“Financial Statements—Notes to the consolidated financial statements—21. Borrowings”	170-172
		“Financial Statements—Notes to the consolidated financial statements—29. Net debt”	187-188

		“Financial Statements—Notes to the consolidated financial statements—30. Commitments and contingencies”	189
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management”	190-202
		“Financial Statements—Notes to the consolidated financial statements—33. Borrowing facilities”	203
	5C Research and development, patents and licenses, etc.	“Strategic Report—Innovation” and “Additional Information—Other disclosures—Research, development and innovation activity”	23, 247-249
	5D Trend information	“Strategic Report—Chief Executive’s review—Innovations and new technology” “Strategic Report—Our business environment” “Strategic Report—Financial review”	13-14 15-17 30-39
		“Strategic Report—Principal operations—UK”; “—Principal operations—US”; and “—National Grid Ventures and other activities”	40-45

	5E Off-balance sheet arrangements	“Strategic Report—Financial review—Off-balance sheet items”	36
	5F Tabular disclosure of contractual obligations	“Financial Statements—Notes to the consolidated financial statements—30. Commitments and contingencies”	189
	5G Safe Harbor	“Cautionary statement”	269
6	Directors, senior management and employees
	6A Directors and senior management	“Corporate Governance—Our Board”	72-73
	6B Compensation	“Corporate Governance—Directors’ Remuneration Report”	92-113
		“Financial Statements—Notes to the consolidated financial statements—4. Operating costs—(c) Key management compensation”	145
		“Financial Statements—Notes to the consolidated financial statements—25. Pensions and other post-retirement benefits”	174-182
	6C Board practices	“Corporate Governance—Our Board”	72-73
		“Corporate Governance—Corporate Governance Overview”	74-82
		“Corporate Governance—Audit Committee”	83-87
		“Corporate Governance—Statement of application of and compliance with the UK Corporate Governance Code”	70-71
		“Corporate Governance—Directors’ Remuneration Report”	92-113
		“Additional Information—Shareholder Information—Articles of Association—Directors”	240-241
	6D Employees	“Financial Statements—Notes to the consolidated financial statements—4. Operating costs—(b) Number of employees”	144
		“Strategic Report—Our stakeholders—How we create value for our stakeholders—Our colleagues”	49
		“Additional Information—Other disclosures—Employees”	246

	6E Share ownership	“Corporate Governance—Directors’ Remuneration Report—Statement of implementation of remuneration policy in 2020/21”	100-113
		“Additional Information—Other disclosures—All-employee share plans”	245
		“Share ownership”	“Further Information”
7	Major shareholders and related party transactions
	7A Major shareholders	“Additional Information—Shareholder information—Material interests in shares”	242
		“Material interests in shares” and “Material interest in American Depositary Shares”	“Further Information”
	7B Related party transactions	“Financial Statements—Notes to the consolidated financial statements—31. Related party transactions”	190
		“Material interests in shares”	“Further Information”
		“Financial Statements—Notes to the consolidated financial statements—30. Commitment and contingencies”	189
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
8A Consolidated statements and other financial information
		“Reports of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
		“Financial Statements—Consolidated income statement”; “—Consolidated statement of comprehensive income”; “—Consolidated statement of changes in equity”; “—Consolidated statement of financial position”; and “—Consolidated cash flow statement”	129-134
		“Financial Statements—Notes to the consolidated financial statements”	135-216
		“Strategic Report—Chairman’s Statement”	10-11
		“Strategic Report—Financial Review—Dividend” and “Financial Statements—Notes to the consolidated financial statements—9. Dividends”	39,155
	8B Significant changes	“Strategic Report—Financial Review—Post balance sheet events”, “Additional Information—Shareholder Information—Events after the reporting period”, and “Subsequent events”; “Financial Statements—Notes to the consolidated financial statements—39. Post balance sheet events”	39, 242, 216, “Further Information”
9	The offer and listing
	9A Offer and listing details	“Additional Information—Shareholder Information—Share information”	242
	9B Plan of distribution	Not applicable
	9C Markets	“Additional Information—Shareholder information—Share Information”	242
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
v

	10B Memorandum and articles of association	“Additional Information—Shareholder Information—Articles of Association”	240-241
		“Additional Information—Other disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards” “Additional Information—Shareholder Information—Other disclosures—Change of control provisions”	245
		“Additional Information—Shareholder information—Share capital”	242
	10C Material contracts	“Additional Information—Other disclosures—Material contracts”	246
	10D Exchange controls	“Additional Information—Shareholder information—Exchange controls”	242
	10E Taxation	“Additional Information——Shareholder information—Taxation”	243-244
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	“Additional Information—Shareholder information—Documents on display”	241
	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk
	11(a) Quantitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments”	165-167
		“Financial Statements—Notes to the consolidated financial statements—35. Sensitivities”	209-210
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management”	190-202
		“Strategic Report—Financial review”	30-39
	11(b) Qualitative information about market risk	“Financial Statements—Notes to the consolidated financial statements—17. Derivative financial instruments”	165-167
		“Financial Statements—Notes to the consolidated financial statements—32. Financial risk management—(a) Credit risk”; “—(b) Liquidity risk”; “—(c) Currency risk”; “—(d) Interest rate risk”; “—(g) Fair value analysis”; and “—(h) Capital risk management””	191-195 200-202
		“Strategic Report—Financial review”	30-39
		“Additional Information—Internal Control and Risk factors—Risk Factors”	236-239
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American depositary shares	“Additional Information—Shareholder information—Depositary payments to the Company”	241
		“Additional Information—Definitions and glossary of terms”	264-267
		“Material interest in American Depositary Shares”	“Further Information”
13	Defaults, dividend arrearages and delinquencies	Not applicable	–

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	“Additional Information—Internal control and risk factors—Disclosure controls” and “—Internal control over financial reporting”	236
		“Corporate Governance—Audit Committee”	83-87
		“Report of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
16	16A Audit committee financial expert	“Corporate Governance—Our Board”	73
	16B Code of ethics	“Additional Information—Other disclosures—Code of Ethics”	245
	16C Principal accountant fees and services	“Corporate Governance—Audit Committee—External audit”, “—Non-audit Services” and “—Audit and non-audit services (£m)”	86-87
		“Financial Statements—Notes to the consolidated financial statements—4. Operating costs—(d) Auditors’ remuneration”	145
	16D Exemptions from the listing standards for audit committees	Not applicable	–
	16E Purchases of equity securities by the issuer and affiliated purchasers	“Additional Information—Shareholder information—Share capital—Authority to purchase shares”	242
	16F Change in registrant’s certifying accountant		–
	16G Corporate governance	“Additional Information—Other disclosures—Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards”	245
	16H Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	“Financial Statements—Company accounting policies”	217-218
		“Financial Statements—Consolidated income statement”; “—Consolidated statement of comprehensive income”; “—Consolidated statement of changes in equity”; “—Consolidated statement of financial position”; and “—Consolidated cash flow statement”	129-134
		“Financial Statements—Notes to the consolidated financial statements”	135-216
		“Financial Statements— Reports of Independent Registered Public Accounting Firm—Audit opinions for Form 20-F”	“Further Information”
19	Exhibits	Filed with the SEC	–

Clean air

nationalgrid

Annual Report and Accounts 2020/21

Bring Energy to Life

PRINCIPAL PARTNER
UN CLIMATE CHANGE CONFERENCE UK 2021
IN PARTNERSHIP WITH ITALY

National Grid plc Annual Report and Accounts 2020/21

Bring Energy to Life

National Grid operates at the heart of the energy system, connecting millions of people safely, reliably and efficiently to the energy they use every day.

Highlights

We have continued to make strategic and operational progress while maintaining excellent safety levels across all our networks. We have retained a focus on our environmental sustainability record and employee engagement.

Group financial highlights

Statutory EPS (p)*


46.6
36.8
44.3
20/21 19/20 18/19

Underlying EPS (p)*


54.2
58.2
58.9
20/21 19/20 18/19

Group Return on Equity (RoE) %**


10.6
12.0
12.1
20/21 19/20 18/19

* From continuing operations.
** Group RoE in 2018/19 and 2019/20 has been recalculated to reflect the revision to decrease the comparative goodwill balances (see note 1F on page 137 for details).

Group operational highlights

Group safety performance (lost time injuries per 100,000 hours worked in 12-month period)


0.10
0.12
0.10
20/21 19/20 18/19

Scope 1 and 2 greenhouse gas emissions (CO_2 equivalent, m tonnes)


6.9
6.5
7.0
20/21 19/20 18/19

Employee engagement (%)


81
77
73
20/21 19/20 18/19

Further reading

Online report

The PDF of our Annual Report and Accounts 2020/21 includes a full search facility. You can find the document by visiting the 'About us' section at nationalgrid.com/about-us/annual-report-and-accounts.

QR codes

Throughout the report there are QR codes that you can scan to easily view content online. Simply open your camera app on your smartphone device to scan the code.

More detail

Throughout this report you can find links to further detail within this document.

Responsible business

National Grid has published its first annual Responsible Business Report (RBR). The RBR reports progress on the responsible business agenda, including against the commitments made in our Responsible Business Charter (RBC). You can find both documents by visiting nationalgrid.com/responsibility.

Front cover

We're excited to be a principal partner for COP26. COP stands for Conference of the Parties. We're getting behind the conference because it's a unique chance to call for a more ambitious action towards a clean energy future.

For more information

nationalgrid.com/responsibility/environment/cop26

Picture by
Niamh O'Sullivan
US
Runner-up
Age group 12–16

Contents

1. Strategic Report

Business model	2
Our response to COVID-19	8
Chairman's Statement	10
Chief Executive's review	12
Our business environment	15
Delivering against our strategy	18
Key performance indicators	20
Innovation	23
Internal control and risk management	24
Viability statement	28
Financial review	30
Principal operations – UK	40
Principal operations – US	42
National Grid Ventures and other activities	44
Our stakeholders – Section 172(1) statement	46
Our commitment to being a responsible business	52
Task Force on Climate-related Financial Disclosures (TCFD)	61

2. Corporate Governance

Governance at a Glance	68
Letter from the Chairman	69
Statement of application of and compliance with the UK Corporate Governance Code	70
Our Board	72
Corporate Governance overview	74
Audit Committee	83
Finance Committee	88
Safety, Environment and Health Committee	89
Nominations Committee	90
Directors' Remuneration Report	92

3. Financial Statements

Statement of Directors' responsibilities	116
Independent auditor's report	117
Consolidated financial statements	129
Company financial statements	217

4. Additional Information

The business in detail	226
Internal control and risk factors	236
Shareholder information	240
Other disclosures	245
Other unaudited financial information	250
Commentary on consolidated financial statements	261
Five-year summary financial information	263
Definitions and glossary of terms	264
Want more information or help?	268
Cautionary statement	269

Reporting currency

Our financial results are reported in sterling. We convert our US business results at the weighted average exchange rate during the year, which for 2020/21 was $1.34 to £1 (2019/20: $1.29 to £1).

Alternative performance measures Ⓐ

In addition to IFRS figures, management also use a number of 'alternative measures' to assess performance. Definitions and reconciliations to statutory financial information can be found on pages 250 – 259. These measures are highlighted with the symbol above.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Business model

Our business at a glance

National Grid plc is one of the world's largest investor-owned energy utilities, committed to delivering electricity and gas safely, reliably and efficiently to the customers and communities we serve.

Key:
- ◆ UK Electricity Transmission (including ESO)
- ◆ UK Gas Transmission
- ◆ US Regulated (New England and New York)
- ◆ National Grid Ventures and other activities

Statutory operating profit (%)


36%
12%
46%
6%

Underlying operating profit (%) Ⓐ


34%
13%
46%
7%

RAV, rate base and other assets (%) Ⓐ


32%
14%
44%
10%

National Grid owns a range of high-quality, long-term assets with low commercial risk profiles, typically supported by long-term contracts or stable regulatory arrangements. Our current operating model comprises our core regulated businesses, being UK Electricity Transmission, including the UK Electricity System Operator, UK Gas Transmission and our US Regulated business, which together generated over 90% of our operating profits this year. Alongside these, we also own a diverse and growing portfolio of commercial energy operations which form our National Grid Ventures business, and are reported on together with certain other non-core activities of the Group.

Our new operating model

National Grid's vision is to be at the heart of a clean, fair and affordable energy future in an industry sector where the pace of change is accelerating with increasing focus on decarbonisation, digitalisation and decentralisation. Faced with this, and in order to ensure we can effectively and efficiently deliver the financial, customer and regulatory outcomes that will help us on our journey towards net zero, building on the opportunities offered by digitalisation, from 1 April 2021, we are changing our operating model as a company, alongside the changes we are making to our culture as described on page 18.

The building blocks of this new operating model will be six business units, being:
- UK Electricity Transmission;
- the UK Electricity System Operator;
- UK Gas Transmission;
- New England;
- New York; and
- National Grid Ventures and other activities

which will each be run as end-to-end enterprises within the Group portfolio.

On 18 March 2021, National Grid announced it had agreed to buy Western Power Distribution (WPD) from PPL Corporation. At the same time, and conditional on the WPD Acquisition, we agreed to sell our Rhode Island electricity and gas distribution business to PPL and we announced that we will be initiating a process for the sale of a majority stake in our UK Gas Transmission and metering business later this year.

Conditional on completion of the purchase, WPD will form an additional UK business unit.


1,744
miles (2,806 kilometres) of underground electricity cable (2019/20: 1,391 miles; 2,239 kilometres)
4,740
miles (7,627 kilometres) of high-pressure gas pipe (2019/20: 4,740 miles; 7,630 kilometres)

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Business model: Our business at a glance



UK Electricity Transmission

Electricity Transmission

We own the high-voltage electricity transmission (ET) network in England and Wales. We are responsible for ensuring electricity is transported safely and efficiently from where it is produced, reaching homes and businesses reliably. We also facilitate the connection of assets to the transmission system.

Electricity System Operator

Since 1 April 2019, the Electricity System Operator (ESO) operates as a separate company within National Grid. We are responsible for making sure supply and demand of electricity is balanced in real time across Great Britain (GB). While we operate as the ESO across GB, we do not own the transmission assets in Scotland.

Although the ESO is legally separate from ET, for 2020/21, its results are still presented to the Board as part of the UK ET segment.

4,496

miles (7,236 kilometres) of overhead electricity lines (2019/20: 4,481 miles; 7,212 kilometres)

UK Gas Transmission

Our UK Gas Transmission (GT) business comprises both the gas transmission assets and an integrated gas system operator.

We own and operate the high-pressure gas transmission network in Great Britain. We are responsible for making sure the country's gas is transported safely and efficiently from where it is produced to where it is consumed.

As the Gas System Operator, we are responsible for ensuring that supply and demand are balanced in real time on a day-to-day basis.

On 18 March 2021, we announced that we will be initiating a sale process later this year for a majority stake in this business (including our UK metering business which currently forms part of NGV).

8,972

miles (14,439 kilometres) of electricity transmission overhead lines (2019/20: 9,109 miles; 14,659 kilometres)

73,010

miles (117,498 kilometres) of electricity distribution circuit miles (2019/20: 73,004 miles; 117,488 kilometres)

US Regulated

New England

Electricity

We own and operate transmission facilities and distribution networks across Massachusetts, New Hampshire, Vermont and Rhode Island. Conditional on completion of the WPD Acquisition and certain regulatory approvals, we have agreed to sell our Rhode Island electricity transmission and distribution business to PPL. The sale is expected to complete in the first quarter of 2022.

Gas

We own and operate gas distribution networks across Massachusetts and Rhode Island. We have also agreed to sell our Rhode Island gas distribution business to PPL.

New York

Electricity

We own and operate transmission facilities and distribution networks across upstate New York. We also own and operate electricity generation facilities on Long Island, although under the new operating model they form part of NGV.

Gas

We own and operate gas distribution networks across upstate New York, in New York City and on Long Island.

National Grid Ventures and other activities

National Grid Ventures (NGV) manages our diverse portfolio of energy businesses that are complementary to our core regulated operations. This operating segment represents our main strategic growth area outside our regulated core business, in competitive markets across the US and the UK. The business comprises commercial operations in energy metering, electricity interconnectors, renewables development and the storage of liquefied natural gas (LNG) in the UK.

In the US, NGV includes National Grid Renewables (which includes the renewables development company formerly known as Geronimo), a leading wind and solar developer in North America, and partners with companies including NextEra, SunRun and RWE to develop and own high-quality renewable energy assets. It also owns non-controlling stakes in joint ventures including New York Transco and the Millennium Pipeline Company.

Our other activities that do not form part of any of our core regulated businesses or NGV, primarily relate to our UK property business together with insurance and corporate activities in the UK and US, and the Group's investments in technology and innovation companies, through National Grid Partners (NGP).

49 ships

unloaded at the Grain LNG terminal (2019/20: 72 ships)



8.4 million

gas meters (2019/20: 8.8 million)

5 GW

capacity of interconnectors in operation (2019/20: 4 GW)

35,761

miles (57,551 kilometres) of gas pipelines (2019/20: 35,682 miles; 57,425 kilometres)

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Business model continued

How we operate

We rely on our internal resources and our strong relationships which we use to do business, drawing on our technical expertise and culture in order to deliver value for our stakeholders and for wider society.

What we rely on

The key internal resources that we rely on to do business are:

- **our physical assets that move the energy;**
- **appropriate funding that allows us to invest in our colleagues and assets; and**
- **our talented colleagues who ensure energy is moved efficiently and reliably.**

We also rely on maintaining strong relationships with a number of key external stakeholder groups to ensure we best meet their needs and maintain our licence to operate (see pages 46 – 51).

Internal resources

Physical assets

We own electricity and gas networks that transmit energy over long distances from where it is produced. In the US, we also distribute it locally to where it is consumed. These networks are built to last for many decades. Such networks account for the vast majority of our asset base. We also own four subsea electricity interconnectors, with two further subsea cables under construction as well as LNG importation facilities.

Funding

We fund our business through a combination of shareholder equity and long- and short-term debt. We maintain an appropriate mix of the two and manage financial risks prudently.

Colleagues

Our highly skilled, dedicated colleagues have a strong public service ethos. They manage and maintain the physical energy infrastructure, and assist and develop the many stakeholder relationships that are crucial to the Company's success.

As we support the changes needed to build a net zero energy system, we are providing employment opportunities and supporting our colleagues to build the skills necessary to support these changes. By attracting and retaining the people capable of supporting the journey to net zero in the energy sector, we can help the places where we operate reach their emissions targets.

Strong relationships

Customers

In the UK we do not own the energy that flows through our electricity cables and gas pipes. This energy is owned by our customers, such as electricity generators and gas shippers. These industrial customers, together with domestic consumers through a small portion of their energy bills, pay to use our networks. In the US, we have almost seven million residential and commercial accounts.

Contractors and suppliers

We work in partnership with our supply chain, which has complementary experience, skillsets and resources. We agree mutually beneficial contractual arrangements and, wherever possible, leverage economies of scale and use sustainable and global sourcing opportunities.

Communities and governments

The societal impact of our activities means that a range of stakeholders have a legitimate interest in and influence on the work we do. These include national and regional governments, local communities, our supply chain, and business and domestic consumers of the energy we transport.

Economic, health, safety and environmental regulators

We are subject to economic regulation by bodies that are entirely independent of the Company. These economic regulators set the prices we can charge for providing an economic, efficient and non-discriminatory service. Our regulated revenue therefore covers day-to-day running costs, financing capital expenditures to renew and extend our networks, and incentives or penalties relative to performance targets. It also affords our shareholders a fair return on their investment.

The energy we transport and the activities we undertake are intrinsically hazardous; therefore our operations have to comply with laws and regulations set by government agencies responsible for health, safety and environmental standards.

65% ◈
regulatory gearing (net debt as a proportion of the value of regulatory assets and other invested capital)

c.£5.0bn p.a. ◈
average investment in our assets over the past three years (on a constant currency basis)



23,683
employees worldwide

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Business Model: How we operate

How we do business

We combine these internal resources and strong relationships with our technical expertise to achieve our purpose and strategic objectives.

We do all of this in accordance with our culture and values, which guide everything that we do.

Our strategy is designed to deliver our vision, while being supported by robust governance and risk management processes.

Our innovation activities are focused on future-proofing the business for our customers as the energy landscape changes.



5.6%
Asset growth 2020/21

Our technical expertise

Over the many decades in which we have played a vital role connecting people to the energy they use, National Grid has built safe and reliable networks. We continue in our efforts to develop a well-respected and trusted reputation for engineering excellence.

We combine our extensive skills, knowledge and capabilities with innovation to ensure our core competencies continuously create value for shareholders and wider stakeholders alike.

We are recognised for our excellence in:

Asset management

We invest in and maintain our assets across their life as cost-effectively as possible.

Our focus ensures efficient management of our assets across their lifetime.

Engineering

The skills of our engineers are vital in delivering safe, efficient, reliable and sustainable performance for all our businesses. Our colleagues strive to:

- find practical and innovative solutions to complex problems;
- employ risk-based decision-making; and
- adopt common approaches and continuous improvements.

Our engineering expertise supports the delivery of a reliable network.

Capital delivery

We add value for our stakeholders by ensuring safe and effective delivery of large and complex infrastructure projects, ranging from large portfolios of smaller works to more substantial stand-alone projects.

Our culture

National Grid's culture is the values, beliefs and behaviours that characterise our Company and guide our practices.

As the energy transition accelerates, our strategic priorities will determine how we respond and shape our business over the next decade. To ensure success, we are working to change our current culture to one with a greater sense of purpose, strengthening our focus on results and performance, with leaders who empower, steer and act decisively.

We maintain high standards of ethical business. We also promote the right behaviours that are aligned with our values and culture by recognising our employees through a company-wide reward system that supports both what they achieve and how they have delivered their achievements.

Strategy and risk management

As the energy industry continues its transition to a cleaner future, we have evolved our strategy so that it clearly articulates our priorities, while positioning our business to continue to deliver long-term economic benefits in the regions in which we operate.

We have well-established governance structures that include comprehensive risk management, strong controls and financial discipline.

Further reading

Our strategy on pages 18 – 19.
Innovation on page 23.
Internal control and risk management on pages 24 – 27.
Our commitment to being a responsible business on pages 52 – 60.



£5.0bn
Capital investment in 2020/21

£178m
Fair value of NGP portfolio at 31 March 2021

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Business model continued

How we operate continued

We provide the energy systems that help economies grow in a sustainable, affordable and reliable way. We continue to work with partners and customers on the technologies required to make net zero a reality.

The value we create

We deliver value for our stakeholders, which include our customers, as well as financial value for shareholders, by:

- **operating within our regulatory frameworks, and thereby being efficient and compliant;**
- **performing well against our regulatory incentives, delivering customer benefits and good returns;**
- **managing our cash flow requirements and securing low-cost funding; and**
- **maintaining a disciplined approach to investment in our networks and in development opportunities that are complementary to our core businesses.**

Investors

We aim to be a low-risk investment proposition, focused on generating shareholder value through dividends, supported by asset growth from investing in essential assets under primarily regulated market conditions, and servicing long-term sustainable consumer-led demands.

10.6%
Group Return on Equity 2020/21

For stakeholders and wider society

Our colleagues

We seek to create an environment in which our colleagues can make a positive contribution, develop their careers and reach their full potential.

Customers

By delivering the energy they need and dealing with them in a transparent and responsive manner, we seek to build trusted relationships with our customers as we deliver services to them.

Contractors and suppliers

We maintain responsible and efficient supply chains in which our interests and those of our suppliers are aligned with the interests of customers.

Communities and governments

We help national and regional governments formulate and deliver their energy policies and commitments. The taxes we pay help fund essential public services. We have an important role to play in sustainability, enabling the transition to a low-carbon future.


68%
Current reduction in greenhouse emissions
£5.7bn
Group supply chain spend 2020/21

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Business Model: How we operate

Economic, health, safety and environmental regulators

Through constructive, transparent engagement and consistent, reliable delivery of our commitments, we build trust with our regulators.

Financial value

The chart below describes how our businesses create financial value. Further detail can be found in our financial review on pages 30 – 39.

1

Revenue and profits

The vast majority of our revenues are set in accordance with our regulatory agreements (see pages 30 – 39), and are calculated based on a number of factors including investment in network assets, performance against incentives, allowed returns on equity and cost of debt, and customer satisfaction.

2

Cash flows

Our ability to convert revenue to profit and cash is important. By managing our operations efficiently, safely and for the long term, we generate substantial cash flows. Coupled with long-term debt financing, as well as additional capital generated through the take-up of the shareholder scrip dividend option during periods of higher investment, we are able to invest in growing our asset base and fund our dividends.

3

Investment

We invest efficiently in our networks to deliver strong and sustainable growth in our regulated asset base over the long term. We continually assess, monitor and challenge investment decisions so we can continue to deliver safe, reliable and cost-effective networks.

Capital allocation

Our capital allocation is determined by the need to deliver the investments and outputs required under our regulatory frameworks in the UK and US (which accounted for over 90% of our capital expenditure in 2020/21), balanced with the desire to invest in our other businesses, such as NGV and NGP, which may deliver higher growth. The investments we make seek a balance between growth through investments, such as the WPD Acquisition, investments into our higher-growth NGV businesses and through NGP, and the continued growth of our steady cash flow core regulated operations, while ensuring that we continue to deliver a consistent and reliable dividend to our shareholders.





0.10 LTIFR

(lost time injuries per 100,000 hours worked in a 12-month period) Group safety performance 2020/21

81%

Employee engagement score 2020/21

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Our response to COVID-19

Throughout the financial year, we have continued to prioritise our stakeholders, maintain reliable and safe networks and protect against financial implications due to COVID-19.

Considering our stakeholders

The COVID-19 pandemic has impacted all of our stakeholders since it began in March 2020. We have sought to work with them to address the challenges they faced as these have evolved over the last year.

Further reading
our section 172 statement detailed summary pages 46 – 51

Our commitment to being a responsible business is central to the way in which we operate. This has been the governing principle behind our Board's response to the COVID-19 pandemic. We have had to think through and debate on the choices and actions we need to consider over the coming months to position us best for success in the medium to long term taking account of the impact on our key stakeholders. The Board has continued to monitor its responsibilities to the Company's different stakeholder groups. Good engagement has been crucial in understanding the views of our stakeholders in order to make informed decisions during this period of crisis. For example, the Company has been seeking regular feedback from employees that has helped to shape its response to the COVID-19 pandemic.



Colleagues

From the outset our focus has been on ensuring we remain in communication with our colleagues and ensure they are kept informed, whether by presentations and question and answer sessions with senior leadership or through other channels, on the actions being taken to keep them safe and to equip them for work as well as to address their wider wellbeing. This is the case whether they are key workers out on site keeping gas and electricity flowing, or colleagues able to work from home.

Communities and governments

Our colleagues have been supporting our communities by volunteering and providing their time and expertise to support charities and the most vulnerable, and we have set up Grid for Good to help play our part in addressing the economic impacts of COVID-19 in the UK and US, including rising youth unemployment. In total National Grid has made donations of around £2.5 million to help those affected by COVID-19, as well as grants and other financial support.

Investors

Having stress-tested the finances of the Company against a number of potential COVID-19 scenarios, the Board recommended a final dividend for 2019/20 and interim dividend for 2020/21 in line with policy. On 2 March, the Company announced its updated policy of growing the dividend per share annually in line with CPIH with effect from financial year 2021/22.

Customers, regulators and suppliers

We suspended our debt collection and customer termination activities across our US jurisdictions resulting in lower customer collections and additional provisioning for bad and doubtful debts. In the UK, we actively supported Ofgem's measures to protect customers by relaxing network charge payment terms for suppliers and shippers facing cash flow challenges as a result of COVID-19.

Our response to the COVID-19 pandemic

April / May / June

- The Board met weekly throughout April to review the COVID-19 situation and to understand the impact on our stakeholders and operations
- Onsite accommodation was set up for control room staff in both the US and UK, with established shift patterns, to protect ongoing operations
- Wellbeing pulse surveys were introduced to get feedback from employees; 70% of our employees responded
- The Company upgraded the provision of gas to a college gym in Long Island to turn it into a 1,000-bed hospital in just 7 days
- The Company was signatory to an open letter from UK business leaders to the government calling for the alignment of economic recovery plans with the country's wider environmental and climate goals
- National Grid Partners (NGP) became an official investor partner in 2020 Clean Fight New York with the aim of supporting energy start-ups with goals of building back better after COVID-19, providing clean energy jobs for the region

July / August / September

- Our upstate New York business submitted a request for new delivery prices beginning in July 2021 with up to $50 million in COVID-19 relief to support our most economically vulnerable residential customers
- The Company demonstrated a strong response, despite the COVID-19 impact, to Tropical Storm Isaias, rapidly restoring power to 95% of 440,000 customers within 55 hours
- We worked to facilitate the safe return to office locations of colleagues across offices, making offices COVID-19 secure and establishing protocols
- The ESO launched 'Dynamic Containment' to facilitate faster acting frequency response in the face of lower inertia and larger, more numerous losses than usual arising from the effects of the pandemic
- Our US business donated $100,000 to Feeding America for its Hunger Action Month, helping tackle food insecurities across Massachusetts, New York and Rhode Island

◆ 2020 ◆ 2021

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Our response to COVID-19

Delivering safe, reliable networks through the pandemic

Throughout the COVID-19 pandemic the Group has adapted to new ways of working. We have delivered safe, reliable networks, while managing through all the new regulations and restrictions.

UK

The March 2020 lockdown meant that there was a suspension for a few weeks of our capital programmes, but once they resumed, we saw minimal delays. We worked closely with our contractors across all projects to minimise delays associated with COVID-19, including on major projects such as the London Power Tunnels 2 and Hinkley Point projects.

At times, during the summer, electricity demand fell to 20% below expected levels and zero-carbon sources made up their largest ever share of the power mix. For our ESO business, this meant our control room engineers had to take more actions, on more days, increasing and decreasing sources of power to keep the system stable and secure.

Despite the combined challenges of Brexit and COVID-19, NGV successfully implemented alternative trading arrangements to ensure there was no impact to the interconnector portfolio.

US

In the US, our COVID-19 Health and Safety Plan served as a guideline for all employees and contractors throughout the year. We ensured that safety expectations were made clear for new ways of working, including reduced size teams and single occupancy vehicles, allowing us to deliver our critical investment, while limiting the impact of the pandemic on our capital delivery programme.

Allowing for higher storm replacement costs, our electricity business delivered its full capital investment programme for the year. Our gas distribution business was impacted for longer, but recovered in the second half of the year, with expenditure only slightly below plan. Its work included our leak-prone pipe replacement programme, which this year saw a further 350 miles of pipeline replaced, above our target of 300 miles, despite the impact of COVID-19.

We conducted more than 32,000 virtual home energy assessments in New England when in-person home energy assessments were suspended due to COVID-19.

Estimated financial impact

The ongoing financial impact of COVID-19 is largely in line with our expectations, with increased provisions for bad and doubtful debts being incurred.

Group

During the year, the estimated impact of COVID-19 on our operating profit has been £296 million, compared to market guidance of around £400 million. The reduction is largely due to regulatory recovery of some of the US bad debt and the impact of better cost savings than expected. The impact has been more significant in our US businesses than our UK businesses, primarily due to the large US retail customer base. The operating profit impact is driven by the following broad areas:

- the most significant impact on our results is due to approximately £179 million (2020: £117 million) COVID-19-related increase in our provision for bad and doubtful debts, with our total bad debt charges for the period rising from £234 million last year to £326 million this year for the Group as a whole, of which the majority relates to our US business. The additional bad debt charges largely reflect the impacts of moratoria over collection and termination activities that remained in place for residential customers in the US throughout the year;
- our revenues were adversely impacted by approximately £78 million, mainly due to the suspension of late payment fees in the US, lower UK incentives and fewer US customers requesting 'protected status' due to the moratoriums on disconnections; partly offset by a recognition of a timing under-recovery in the US relating to allowed revenue of some of the bad debts, through regulatory mechanisms already in place;
- delay in updating rates in our NIMO, KEDNY and KEDLI businesses at the start of COVID-19 of approximately £70 million; and
- estimated incremental costs of £97 million (2019/20: £10 million) incurred related to enabling safe working (PPE, cleaning, sequestering staff, IT for remote access) and costs associated with delays to a number of planned capex works, as a direct consequence of the pandemic. These incremental costs have been partly mitigated by around £69 million of cost savings as a result of customer-facing workplan reductions, the pause in collections activities and lower travel and other costs.

For 2021/22, we expect some continuing impact, driven largely by our US operations where we are expecting further risk of bad debt, although lower than we have experienced in 2020/21 and 2019/20. In the longer term, we expect the impact of COVID-19 on our business to be limited on the basis that the majority of COVID-19-related costs will be recovered through our regulatory mechanisms. However, until the exact mechanism and timing for the regulatory recovery are finalised, we will still experience cash flow impacts from COVID-19 in the shorter term. In the US, we remain confident that we will recover the majority of our COVID-19 related costs relating to bad and doubtful debts through our regulatory mechanisms, either through the usual course of rate filing negotiations such as recovering revenue deferrals, or through separate filings, which we have already commenced in New York, Massachusetts and Rhode Island.

The estimated impact of COVID-19 on our cash flows for the full year is £600–£750 million, lower than our market guidance of up to £1 billion. The incremental cash flow impact beyond the operating profit impact described above results from the weaker demand and lower revenues that we expect to be recovered as usual through regulatory true-ups in later years, lower levels of cash collections from our US customers and revenue deferrals related to Balancing System Use of Charges and other timing differences in the UK that we will recover next year.

October

November

December

- Notwithstanding Centre for Disease Control (CDC) restrictions, our US business delivered a strong response to the third most impactful storm in the last 15 years, reconnecting, within 72 hours, 95% of 550,000 customers who lost power in New York
- In the final quarter of 2020, a Cogent Valuation report scored National Grid 7.22 out of 10, 5th out of 25 eastern US utilities, for its response to the pandemic
- Putting the spirit of giving into action, our Alliance of Black Professionals (ABP) members volunteered at Soco Restaurant in Brooklyn, New York for their Thanksgiving turkey giveaway event at a time when food insecurity was expected to rise by 38% throughout New York City in 2020, as a result of the pandemic
- In the UK, £83,000 was donated to the Trussell Trust at Christmas, in addition to £18,000 raised from colleagues' personal contributions

January

February

March

- Despite the challenges presented by COVID-19, the IFA2 subsea interconnector between the UK and France was launched in January
- In the UK, partnering with Restore Technology and several charities, we continued to provide laptops to schools as the second lockdown forced children to work from home, bringing the total number donated during the pandemic to around 1,400
- The Company has encouraged everyone who is able to have the COVID-19 vaccine to do so as soon as they are eligible, to protect themselves and their family, colleagues and communities, but, in line with industry peers, has not mandated vaccination
- In our US business, the Bill Payment and Customer Assistance Program Management Office continues its targeted customer outreach strategy, focussing on bill payment options, payment assistance programmes, community initiatives, scam awareness and safety protocols with the aim of helping customers maintain their bill health through assistance programmes and energy savings

◆ 2020 ◆ 2021

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Chairman's Statement



"Amidst all the change, it's the dedication of our people that has allowed us to navigate challenging times and emerge stronger."

Sir Peter Gershon
Chairman

Final dividend of

32.16p

per share proposed to be paid on 18 August 2021

Full year dividend (pence per share)


49.16
48.57
47.34
45.93
44.27*
20/21
19/20
18/19
17/18
16/17

*excludes a special dividend of 84.375p.

The 2021 Annual General Meeting (AGM) of National Grid plc will be held at 11.30am on Monday 26 July 2021. More details on the arrangements of this year's AGM and how to view the live webcast of the AGM can be found on our website in the Investor section at: nationalgrid.com/investors.

Over the past year, the COVID-19 pandemic has had a far-reaching and deep impact across the whole world. But through it all, we have delivered good operational performance and have begun a major strategic pivot for the Group.

So, I want to begin by thanking those who have worked tirelessly across our business, as they played their part in keeping our networks running and the energy flowing to hospitals, care homes, businesses and homes. Amidst all the change, it's the dedication of our people that has allowed us to navigate challenging times and emerge stronger.

I am also pleased that we are able to use our extensive resources to help support the communities we serve to get through and recover from the pandemic. Although the Company has implemented a number of measures to limit discretionary external spending, it has not relied on government support.

Strategy

As the Board has said on many occasions, our vision at National Grid is to be at the heart of a clean, fair and affordable energy future.

We'll do this through the execution of our strategic priorities, which are to deliver for our customers efficiently, to grow our organisational capabilities, to empower colleagues for great performance and to enable the energy transition for all.

It's with this vision in mind that we announced three significant and connected transactions:

- the proposed acquisition of WPD in the UK from PPL Corporation;
- the sale of our Rhode Island business in the US to PPL Corporation; and
- the commencement of a process later this year for the sale of a majority stake in our UK GT and metering businesses.

These transactions will significantly improve National Grid's strategic positioning while enhancing our long-term growth prospects, put National Grid at the heart of delivering net zero across the UK electricity sector, and deliver attractive financial returns for our shareholders.

Following the vote at a General Meeting in April, I'm delighted that our shareholders strongly supported the proposed acquisition of WPD.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Chairman's Statement

Safety

Safety is incredibly important to us and we're pleased we maintained a world class benchmark performance with an injury frequency rate of 0.10 during the year. Despite the strong performance, in November 2020, a contractor in New York suffered a fatal injury. An investigation was launched, resulting in further assurance checks being developed. It's absolutely imperative that we continue to focus on encouraging good safety behaviours across the entire workforce.

Dividend

The Board has recommended an increase in the final dividend to 32.16 pence per ordinary share ($2.2812 per American Depository Share) which will be paid on 18 August 2021 to shareholders on the register of members as at 4 June 2021. If approved, this will bring the full year dividend to 49.16 pence per ordinary share, an increase of 1.21% over the 48.57 pence per ordinary share in respect of the financial year ended 31 March 2020. This is in line with the increase in average UK RPI inflation for the year ended 31 March 2021 as set out in our previous dividend policy. In March 2021, we announced that from 2021/22, the dividend policy will aim to deliver annual dividend per share growth in line with the rate of CPIH inflation.

Regulatory issues

We continue an open dialogue with our regulators. In the UK, following a detailed analysis of Ofgem's RIIO-2 Final Determination, we submitted a technical appeal to the Competition and Markets Authority (CMA) on two points.

We welcomed the government's consultation into energy system operation, and we have been working closely with the government, regulator and industry to explore what changes will be needed to achieve net zero.

We also welcome the Prime Minister's 10 Point Plan and the government's very recent announcement to set a new target of 78% reduction in greenhouse gas (GHG) emissions by 2035, compared with 1990 levels.

Similarly, the US pledged to cut carbon emissions by 50–52% below 2005 levels by 2030. This new target almost doubles their previous promise and is a welcome step forward.

In the US, we filed a proposal for review with the Massachusetts Department of Public Utilities to increase gas distribution rates for our Massachusetts gas customers. The total impact of $139 million would be spread across our customer base. This rate case is still underway and if approved, these new rates would come into effect in November 2021.

Our upstate New York three-year rate agreement expired in April 2021, and in July we submitted a request for new delivery prices beginning in July 2021.

Performance

The International Financial Reporting Standard (IFRS) technical requirements make reporting some of the performance measures that we use as a regulated business challenging. We provide additional information, on page 34, about both our significant assets and liabilities that do not form part of our audited accounts, to help our investors gain a fair, balanced and understandable view of our business. Where practicable, we reconcile these with our statutory measures in 'Other unaudited financial information' on pages 250 – 259.

How we generate and preserve value

During the year, we published our Responsible Business Charter (RBC), setting out what our responsibility means for us and commitments and ambitions over the coming years. It's important that we are open and transparent for all our stakeholders, and that's why we are reporting on our progress in our new annual Responsible Business Report (RBR).

It's also why this year we want shareholders to have their say on how the Company is tackling net zero. As a result, we are making a commitment at this year's AGM to bring our climate transition plan to be voted on by our shareholders at our AGM in July 2022. Engagement with our key stakeholders has been a crucial part of defining our net zero commitments and ambition. It has helped us better understand their expectations to develop a path we believe is consistent with the Paris Agreement and consistent with the Task Force on Climate-related Financial Disclosures (TCFD).

Culture, Inclusion & Diversity

In 2020, the Board agreed a new approach to the way it monitors culture, inclusion and diversity to enable it to assess progress. We have made progress in a number of areas, pointing towards real change. In particular, our business leaders have demonstrated the ability to change behaviours and ways of working in the face of the pandemic and insight gleaned from our internal communication and engagement channels shows our colleagues have responded positively to the human and authentic way we have led over the last 12 months.

I am pleased that our commitments have been recognised with a number of external awards including the FT's Diversity Leaders List. As a result of our continued dedication and focus on inclusion and diversity, our ONE employee resource group was awarded the title of Top Network Group at the 2020 Ethnicity Awards, and we were placed in the top 10 in the Outstanding Employer category. This is in addition to the numerous individual awards across the business.

We are making progress, but the Board recognises that we have more work to do. This is important now, more than ever.

Appointments and Board changes

You can read more details of all our Board members' experience and the Committees they support in the Corporate Governance review on pages 72 – 73.

This has been my last year as Chairman as I stepped down on 31 May after over nine years in the role, and I am delighted to be handing over to Paula Rosput Reynolds as the new Chair.

During my time as Chairman, there has been significant transformation in the energy sector, and I am optimistic about the direction of travel. I believe innovative and transformational engineering will continue to be critical to tackling climate change. I am also pleased that over this period, our Total Shareholder Return has averaged just over 9% compared with the FTSE 100 average of just over 6%.

I have great confidence that, as Paula takes up her role, National Grid will continue to lead the way to a clean, fair and affordable energy future.

Finally, it is with great pride that I would like to take this opportunity to express my thanks to colleagues across our business who are tackling the impacts of climate change with huge professionalism and commitment and finding innovative engineering solutions in the pursuit of net zero goals.

Sir Peter Gershon
Chairman

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Chief Executive's review



"We will enhance our role in the energy transition and drive long-term shareholder value."

John Pettigrew
Chief Executive

Key highlights in 2020/21

10.6%
RoE

£5bn
investment in critical infrastructure

1,000
economically disadvantaged young people helped through Grid for Good programme

Our vision is for National Grid to be at the heart of a clean, fair and affordable energy future. It's with this vision in mind that in March, we announced three transformational deals that will significantly change National Grid's positioning and give us an even greater role to play on the journey to net zero.

Our acquisition of WPD, the UK's largest electricity distribution network operator, for an equity value of £7.8 billion, selling our Rhode Island gas and electricity business for an equity value of $3.8 billion (£2.7 billion) and initiating a sale process for a majority stake in our UK GT and metering business, will enhance our role in the energy transition and drive long-term shareholder value.

With increased exposure to the UK's electricity sector, we will be able to take a more holistic approach, helping the UK's wider net zero ambitions.

For example, with renewable generation, our high- and low-voltage engineers will be able to share their knowledge and experience, to efficiently deliver increasing levels of renewables connections, both large and small.

We will also be able to share best practice across engineering and customer solutions, to help drive a more effective roll-out of the infrastructure needed for electric vehicles. While we are working to deliver ultra-fast charging infrastructure at a national level, WPD is looking to deliver over 200,000 charging points across its territory by 2023.

When all three transactions are completed, nearly 70% of group assets will be focused on electricity, up from around 60% today. That's very significant at a time when electricity demand is expected to rise substantially in the years ahead. The UK Committee on Climate Change expects a 70% increase in UK electricity demand by 2050. As the largest electricity transmission and distribution owner and operator in the UK, we will play a pivotal role in enabling growing levels of electrification.

These transactions will transform National Grid's positioning and strengthen our core ambition to be at the heart of a clean, fair and affordable energy future.

Increasing political will

It has been a significant year with climate change continuing to rise up the agenda, despite the challenges posed by the COVID-19 pandemic. We have seen businesses, governments, regulators and stakeholders come together with the shared ambition of reaching net zero by 2050. We welcome the important progress that has been made across all our jurisdictions.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Chief Executive's review

National Grid applauded the new US administration's decision to rejoin the Paris Agreement on President Biden's first day in office and the package of executive orders signed, which aim to put the US on the path to reducing its share of emissions. The Energy Act of 2020 was passed by US Congress in December 2020, extending financial support to key decarbonisation technologies and infrastructure through tax credits, research and development funding, and loan guarantees.

Both Massachusetts and Rhode Island launched the Transportation & Climate Initiative, which commits to cutting GHG emissions from motor vehicles by 26% between 2022 and 2032 and investing $300 million per year in equitable low-carbon transport. In July 2020, New York issued an EV 'Make Ready' Order, authorising public utilities to invest $700 million by 2025 to build out beneficial EV charging infrastructure.

In the UK, we welcomed the Energy White Paper, setting out the steps the government will take over the next 10 years to cut emissions from industry, transport and buildings, while creating new jobs. We were also pleased that the UK government confirmed funding for the ultra-fast charging network needed to enable the large-scale take-up of electric vehicles.

Alongside this, I'm pleased that 2020 was the greenest year on record for Britain's electricity system including almost 68 days with coal-free generation. Record-breaking levels of power from zero carbon sources were key factors in reducing 2020's carbon intensity – while record low electricity demand during the nation's lockdown also contributed. In the US, our energy efficiency programmes, the largest in the country, have saved more than 4.2 tonnes of carbon since 2015.

2021 will be a crucial year as the UK prepares to host COP26, where we are a principal partner. It is a unique opportunity to drive more ambitious change and show that with the right policy and regulatory frameworks in place, we can take huge strides forward to reach net zero.

Investing in our infrastructure

During the year, investment in critical infrastructure remained strong, with capital expenditure at £5 billion. This was driven predominantly by continued investment in large capital programmes in our UK Electricity Transmission business, continued high levels of US capital expenditure, much of it mandated on safety spend, and investment in National Grid Ventures as we progress our interconnector projects. This has driven asset growth of 5.6%.

Across our US gas businesses, we invested $1.77 billion, including the replacement of more than 350 miles (563 kilometres) of leak-prone pipe. And in our electricity business, in New York, we energised two new substations to deliver continued safe, reliable electricity to customers. National Grid's three newest substations in the region represent a total investment of $42.5 million.

Looking forward, National Grid will continue to work with stakeholders to develop infrastructure projects. For example, National Grid is a co-participant to build the Northern New York Priority Transmission Project (NNYPTP), a major transmission line rebuild project that will help unlock existing renewable energy resources such as wind and hydro power in the region, and will also lead to emissions reductions of 1.2 million tonnes of CO_2 and save $447 million in transmission congestion costs. The project is expected to begin construction next year and be completed by the end of 2025.

In the UK, we invested just over £1.2 billion across Electricity and Gas Transmission. Major electricity projects included the 21-mile (34-kilometre) London Power Tunnels 2 project and the 29-mile (47-kilometre) Hinkley Point connection. In our gas business, we've completed the tunnelling of the Feeder 9 pipeline and secured our place in the Guinness World Records for the world's longest hydraulically inserted pipeline at 3 miles (5 kilometres).

NGV's capital investment decreased, principally due to a net decrease in interconnectors under construction and lower investment on IFA2, the interconnector between the UK and France, which successfully went into operation in January. With a capacity of 1,000 MW, the 149-mile (240-kilometre) subsea power cable can provide enough energy to power 1 million British homes. Since construction began in 2018, IFA2 has seen more than 1,000 engineers and specialists work a total of more than 3 million hours.

Within National Grid Renewables in the US, we signed a power purchase agreement with Basin Electric Power Cooperative for a large solar project in South Dakota, which is expected to generate 128 MW of clean power from 2022. We also signed power purchase agreements with Big Rivers Electric Corporation for the 160 MW Unbridled Solar Project in Kentucky and started construction for the 40 MW MiSolar Portfolio in Michigan which, when completed later this year, will power around 8,000 homes. We have also started construction on the 200 MW Prairie Wolf Solar Project in Illinois. The project will remove 285,000 metric tonnes of CO_2 from entering the atmosphere annually, which is the equivalent of fuelling 34,321 homes' energy use for one year.

Innovations and new technology

Our commitment to net zero continues to shape our innovation strategy. And I'm very proud of the innovative solutions that our teams are working on, which are focused on the advancement of products, systems and work methods that prepare the way for more efficient and safer networks that further facilitate the integration of renewables.

Towards the end of this year, we will open the Deeside Centre for Innovation. We hope it will become a globally recognised centre for innovations and collaborations in all green technologies. It will be the first test centre in Europe where testing can be carried out at voltages of up to 600 kV at an off-grid substation, bridging the gap between laboratory testing and installation in a connected and operational substation.

We've continued to advance efforts to decarbonise our gas network for a clean energy future. In the UK, Ofgem's Network Innovation Competition approved a first-of-its-kind offline hydrogen research facility to understand how transmission assets could be used to transport hydrogen in the future to heat homes and deliver green energy to industry. Similarly, the US Department of Energy awarded $12.4 million to facilitate research and development in accelerating hydrogen blending into the transmission infrastructure. Separately, we've partnered with Standard Hydrogen Corporation to demonstrate the US's first multi-use, renewable hydrogen-based energy storage/delivery system in New York's Capital Region, with completion expected by late 2022.



Scan here to view our story

Green collar jobs: Julia Gold – growing up green

I'm Principal Strategy and Policy Analyst – Clean Transportation, covering Massachusetts, New York and Rhode Island.

I help to accelerate the adoption of electric vehicles and prepare the grid for our evolving transportation system. This includes designing programmes for our customers, collaborating with stakeholders, developing public policy priorities and coordinating with state regulators.

The transportation sector, which is responsible for almost 40% of the greenhouse gas emissions in the Northeast, is an essential part of shaping our path forward. My role is to help accelerate this transition.

I grew up in a family of environmental activists – sustainability has always been a big part of my life.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Chief Executive's review
continued

On asset health innovation, we are developing valve clean-up techniques and looking at drone technology for inspection, flying drones beyond visual line of sight to inspect large areas of our network and assets.

And in the US, National Grid Partners has a growing portfolio of 23 companies and four fund investments at a fair value of £178 million. It is investing in a smarter energy future, with artificial intelligence (AI) playing a central role. For example, this year, we invested in Silicon Valley-based AiDash, which uses satellite imaging and AI to protect transmission and distribution grids from overgrown vegetation.

Delivering for our customers efficiently

We continue an open dialogue with our regulators. In the UK, following a detailed analysis of Ofgem's RIIO-2 Final Determinations, we accepted the overall package for the ESO, and broadly accepted the majority of the package for the ET and GT businesses. Whilst we welcome the significant movement from Ofgem's Draft Determinations in total expenditure allowances and greater flexibility around future net zero investment for ET and GT, we have submitted a technical appeal to the Competition and Markets Authority (CMA) regarding Ofgem's proposed cost of equity and outperformance wedge. The CMA has accepted our appeal on both points and expects to reach a decision in the autumn.

In the US, we filed a proposal to increase gas distribution rates for our Massachusetts gas customers. This rate case is still underway and if approved, these new rates would come into effect in November 2021. Separately, our upstate New York three-year rate agreement expired in April 2021, and in July we submitted a request for new delivery prices beginning in July 2021. And in May, we reached an agreement on a joint proposal with New York PSC Staff for new rates in KEDNY and KEDLI, our downstate New York gas businesses, which provides funding for research into hydrogen blending, and geothermal and natural gas projects. The NYPSC's final decision is expected later this summer.

As we invest to decarbonise the energy system, driving operational excellence and financial discipline to keep bills affordable for customers is more important than ever.

That's why, in the UK, we launched ConnectNow, a one-stop portal for electricity connection customers, which received high direct customer satisfaction feedback.

Customer performance remains a key metric for National Grid, and so I'm pleased we've seen a steady increase in our customer satisfaction scores for ET and GT. In the US, customer sentiment has improved over the past year and we have appointed a Chief Customer Officer. I am confident that they will help to further improve customer satisfaction and make it easier for our customers to engage with us.

In both the UK and US, we continued to maintain high levels of reliability on all our networks. We successfully managed low levels of demand, particularly in the UK, with the ESO developing new flexibility tools to maintain security of supply. And in the US we've responded to some of the most impactful storms we've seen in almost 20 years. Hurricane Isaias was one of the most severe weather events to affect our customers. Despite COVID-19 adjustments made early on to accommodate Center for Disease Control (CDC) and other restrictions, our storm response performance has remained focused and steady. Our efforts around recovery and response continue to be recognised across the industry, receiving multiple awards in 2020, including from the Edison Electric Institute and the North Atlantic Mutual Assistance Group.

Optimising performance

The UK regulated businesses delivered a weighted average RoE of 12.6%, consistent with the return achieved in the prior year. US RoE decreased to 7.2%.

Enabling the energy transition for all

In October, we published our Responsible Business Charter (RBC), which set out ambitious future priorities for the business.

We are publishing for the first time a separate Responsible Business Report alongside the Annual Report to report annually against the commitments set out in our Charter.

Our carbon emission reduction targets are aligned to a well below 2°C pathway and have been officially verified by the Science Based Targets initiative (SBTi).

Empowering colleagues for great performance

As we look ahead at the significant changes needed across our industry, the politics and regulations to enable the decarbonisation of the economies in which we operate, it is important that we are set up in the best possible way to deliver against the challenges of a clean energy future.

That's why we are evolving our operating model in both the US and the UK. We need to continue to drive efficiency through innovation to meet the changing needs of our customers and will do so through a programme of changes over the next 18–24 months.

In our RBC, we set specific and sustainable targets for diversity across the organisation for the next 5–10 years in order to achieve the inclusive culture and diversity we seek. We want our workforce to reflect the diversity of the communities we serve and are committed to providing an inclusive, equal and fair working environment. I am delighted that we have appointed a Chief Diversity Officer for the first time, this year. This will help us achieve our ambitions.

Against the backdrop of the COVID-19 pandemic, when young people are facing one of the toughest job markets for generations, there is a huge opportunity to support and leverage motivated young minds through apprenticeship programmes.

Unemployment and social exclusion amongst young people existed before the COVID-19 pandemic, but the economic downturn in the UK and US has seen youth unemployment double, pushing young people even further away from the job market. That's why we set up Grid for Good, a flagship energy industry programme to deliver a positive impact to socio-economically disadvantaged young people. The scheme sees us working with our supply chain partners and charities to provide training and employment opportunities for 16–24 year olds, who come from disadvantaged backgrounds. We've already helped 1,000 young people through our pilots and trials, and in our first year, this will encompass 12,000 volunteering hours from our colleagues.

Looking ahead

I would like to welcome Paula Rosput Reynolds as our new Chair. Paula joins us as the first female Chair at National Grid. She brings a wealth of board-level experience leading global companies in the energy and financial sectors. Her experience within international and US companies and insight into strategic and regulatory issues will be an asset to the Board, and I look forward to working alongside her.

Our outgoing Chair, Sir Peter Gershon, has made an exceptional contribution to the business and I would like to thank him on behalf of the Board for his wise counsel and strategic direction.

Finally, I would like to extend my personal thanks to all my colleagues who have shown such dedication and commitment to delivery and ensuring the networks keep running as efficiently and safely as ever through a uniquely challenging time.

John Pettigrew
Chief Executive

Scan here to view our video

Or visit:
nationalgrid.com/about-us/annual-report-and-accounts

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Our business environment

As well as managing through the COVID-19 pandemic, our societal ambition remains to achieve net zero. We are committed to working with governments and regulators in the UK and US to help them meet their own carbon reduction targets in a fair and affordable way.

Net zero

The COVID-19 pandemic has contributed to an increase in climate action by many stakeholders this year, including: investors, companies and governments. This global focus on the 'critical decade' (2020-2030) has created a drive for action which has been supported by UK and US governments.

68%

National Grid's reduction in Scope 1 & 2 carbon emissions since 1990.

Net zero

by 2050

We are continuing to progress towards our own net zero commitment to reduce our greenhouse gas (GHG) emissions to net zero by 2050. As well as our own direct emissions, we are also committed to working with governments and regulators in the UK and US to help them meet their own carbon reduction targets. As a principal partner for COP26, we will be playing our part to show how we can achieve net zero, utilising the technologies we have today and developing opportunities for the future.

Stimulating a 'green economic recovery', with an emphasis on jobs and skills for the future, will be key as economies are rebuilt in the wake of COVID-19. At National Grid, we are focused on how to manage the energy transition whilst balancing key societal issues for the regions in which we operate.

2020/21 developments

UK

Following the UK's binding commitment to net zero emissions by 2050, further developments towards decarbonising the economy have been seen throughout 2020.

2020 was the greenest year on record for Great Britain's electricity system, with record-breaking levels of power from zero-carbon sources aided by low electricity demand during the nation's lockdown.

The publication of the Prime Minister's Ten Point Plan and the Energy White Paper in late 2020 has committed the UK to delivering clean energy and transport with support for: increased offshore wind capacity, hydrogen trials, nuclear and CCUS investment, roll-out of electric vehicles and charging infrastructure, greener maritime trials, and targets to decarbonise our homes.

US

Early actions by the Biden Administration signal climate change as a top priority for the federal government over the next four years. Executive Orders were issued re-joining the Paris Climate Agreement and directing all federal agencies to review, revise and add policies to mitigate climate change and bolster environmental justice.

The Energy Act of 2020 was passed by US Congress in December 2020, extending financial support to key decarbonisation technologies and infrastructure through tax credits, research and development funding and loan guarantees.

The Accelerated Renewable Energy Growth and Community Benefit Act was passed in April 2020, which granted the New York Power Authority (NYPA) the authority to designate priority transmission projects (PTPs) in order to expedite New York State's green energy policy objectives pursuant to the Climate Leadership and Communities Protection Act.

Massachusetts proposed its Clean Energy and Climate Plan to 2030, which provides details on the actions the state will undertake through the next decade to ensure the 2030 emissions limit is met. Both Massachusetts and Rhode Island launched the Transportation & Climate Initiative, which commits to cutting GHG emissions from motor vehicles by 26% between 2022 and 2032 and investing $300 million per year in low-carbon transport. In July 2020, New York issued an EV 'Make Ready' Order, authorising public utilities to invest $700 million through to 2025 to build out EV charging infrastructure.

Our response

- We have been announced as a COP26 principal partner and are working closely with the UK government and other sponsors to create a successful and ambitious climate change conference in November 2021.
- In April 2021, National Grid joined the SBTi, with our commitments to reduce our emissions in line with climate science approved by SBTi. The targets we have set are consistent with the reductions required to keep warming to well below 2°C.
- For the fifth consecutive year we received the prestigious climate change 'A' score from CDP Climate Change for our actions in corporate sustainability for cutting emissions and moving towards a low-carbon economy.
- This year, we are presenting our shareholders with our intention to share our climate transition action plan ahead of the Company's 2022 AGM and for an annual vote on our climate change-related net zero commitment and associated targets such as our 2030 net zero target.
- We are strategically pivoting our UK portfolio towards electricity, to be at the heart of the energy transition. On 18 March 2021 National Grid announced that it had agreed to acquire WPD from PPL subject to certain regulatory approvals. The proportion of the Group's assets in electricity will increase from around 60% to around 70% subject to completion of the WPD Acquisition, the NECO Sale and the proposed sale of a majority stake in our UK GT business.
- Our UK GT business got approval for £9 million of funding via the Network Innovation Competition (NIC) for FutureGrid, a project to test the possibilities of using hydrogen on the National Transmission System (NTS).
- We joined 11 leading organisations in the £75 million bid to create the world's first net zero industrial cluster in the Humber region in the UK.
- We helped secure $12 million funding from the US Department of Energy to facilitate research and development in accelerating hydrogen blending into the transmission infrastructure, working with six national laboratories, 20 industry leaders and leading academic institutions.
- The innovative 'Home Energy Savings Program' has been launched in Central New York in cooperation between the New York State Energy and Research Development Authority (NYSERDA) and National Grid. The programme supports clean energy jobs and offers energy bill savings. This also supports Governor Cuomo's nation-leading goals of an 85% reduction in greenhouse gases by 2050.
- NYPA announced National Grid as its selected co-participant to move forward with the Northern New York PTP, a major transmission line rebuild that will harden the resilience of New York's power grid. The project includes rebuilding transmission lines and rebuilding and expanding several substations along the impacted transmission corridor, and will help unlock existing renewable energy sources in the region and is expected to bring hundreds of clean energy construction jobs.
- A power purchase agreement with Basin Electric Power Cooperative has been published for a large solar energy project in South Dakota. It is expected to generate 128 MW of clean power from 2022, provide support for the local community, and offer around $500,000 of charitable funds to The Wild Springs Education Fund.
- The 40 MW Michigan Solar Portfolio has started construction to power around 8,000 homes.
- The New York Energy Solution, being developed by New York Transco and our NGV business joint venture, continued to progress through New York State's Article VII permit application process to modernise the electricity grid. The project is expected to start construction in 2022.
- National Grid Partners became an official investor partner of 2020 The Clean Fight New York with the aim of supporting clean energy startups with goals of building back better after COVID-19 and providing clean energy jobs for the region.

The future of heat:

The UK Climate Change Committee's (CCC) 6th Carbon Budget report in 2020 highlights there will be a combination of solutions required to decarbonise heat. These solutions will include both mature and nascent technologies of electrification, hydrogen, biofuels and carbon capture utilisation and storage. As a result, we currently continue to believe that our gas assets will have useful purpose in supporting the transition to clean gases. However, the scale of the networks will be dependent on technological developments and policy choices of governments and regulators.

The future of power:

The UK CCC's 6th Carbon Budget report in 2020 highlights the importance of electrification across power, heat, and transport, for meeting net zero. As large-scale renewable resources play an essential role in the low-carbon future, we are excited to help connect these clean resources to our communities. We recognise the need for continued investment in our transmission and distribution assets to make this a reality.

The future of transport:

We will continue to promote both EV adoption and charging infrastructure, preparing for 'make ready' investments to reinforce our infrastructure across the UK and US.

National Grid plc Annual Report and Accounts 2020/21
Strategic Report

Our business environment
continued

	2020/21 developments	Our response
Fairness and Affordability National Grid delivers energy safely, reliably and affordably to the communities we serve. As well as affordability, we will play our role in ensuring that no one is left behind in the short term during the COVID-19 crisis, or in the longer-term transition to clean energy. **#1** #1 Ranked US electric utility for energy efficiency by American Council for an Energy-Efficient Economy. **3%** UK electricity transmission network costs per average household dual fuel bill.	**UK** Cost of energy and the lowest cost transition to net zero continues to be a key priority, evidenced by Ofgem's RIIO-2 Final Determinations to reduce network costs in energy bills and the plans set out by BEIS in the Energy White Paper to keep energy bills out to 2030 in line with 2019. Advisors such as the Climate Change Committee continue to stress the importance that net zero is delivered in a fair way as a 'just transition' across society, with vulnerable consumers protected, and have provided analysis on how both net zero and affordable energy bills can be achieved. **US** COVID-19 has brought serious economic hardship to many of our customers, elevating affordability concerns even further. Each of our US jurisdictions last year ordered extended moratoria on disconnection for non-payment. The crisis also saw increased prioritisation and deferral of utility spend to alleviate economic distress during the pandemic.	• In October, across our UK and US businesses, we launched our Responsible Business Charter, committing to have a real impact across five key areas: the environment, our communities, our people, the economy, and our governance. • We have set up Grid for Good to help play our part in addressing the effects of the economic downturn in the UK and US which has seen youth unemployment double in the wake of the pandemic. • National Grid was one of 200 signatories to an open letter from UK business leaders to government calling for the alignment of economic recovery plans with the UK's wider environmental and climate goals, including a quote from John Pettigrew calling for 100,000 jobs to be created in the energy sector as we work towards net zero. • In the UK, we donated £83,000 to the Trussell Trust, following a £100,000 donation to the Trust previously to support its network of 1,200 food bank centres providing emergency food and compassionate, practical support to people in crisis. • In the US, we deferred our New York rate increases and established special COVID-19 payment plans to relieve pressure on customers during the challenging COVID-19 period. • In our US business, we partnered with Feeding America for Hunger Action Month in September to donate $100,000 for helping tackle food insecurities across Massachusetts, New York, and Rhode Island. • In the US, we filed a customer assistance proposal for NIMO with our New York regulator that would provide up to $50 million in financial assistance to support economically vulnerable residential customers as well as businesses that are struggling because of the pandemic's financial impact. • More than $760,000 funding has been given in economic development grants for seven Western New York initiatives to grow the regional economy. • $500,000 support funding was provided to customers with health impacts, financial hardships and disruption caused by COVID-19, helping communities across Massachusetts, New York and Rhode Island. • Via National Grid Renewables we established a Community Fund for its 200 MW Crocker Wind Farm in South Dakota. The Community Fund will provide an estimated $800,000 in charitable funding to benefit surrounding communities over the first 20 years of the project's operation.
Decentralisation The energy system continues its transition from high to low carbon. This change coincides with a shift to more decentralised generation, including renewables and battery storage. As the volume of this intermittent and distributed generation increases, a more resilient and flexible system will be required; one that makes best use of available energy resources to meet consumers' needs in a balanced, efficient and economical way. **28%** of generation in the UK is now connected at the distribution level or behind the meter.	**UK** There is continued support for developing decentralised electricity systems, supported by developments in smart systems and flexibility solutions, and local initiatives to develop decarbonisation pathways. The BEIS Energy White Paper shines a light on the growing importance of a smarter, more flexible system, which has the potential to unlock savings of up to £12 billion per year by 2050 compared to a system with low levels of flexibility. This in turn will lower costs for customers of the future as it means less generation and network need to be built. **US** The state of Massachusetts expanded its incentive programme ('SMART') in April 2020 to support the development of solar energy, doubling capacity eligible for incentives to 3,200 MW and including adders for paired storage. New York State regulators approved plans to install advanced metering infrastructure which will allow future customer-centric solutions and services.	• The WPD Acquisition will further enable us to be at the heart of the energy transition and further support the development of decentralised electricity systems in the UK. • In the UK, the first small-scale generator was connected to our Nursling substation via the tertiary winding on our super grid transformers. • National Grid announced the transition to a new operating model effective from April 2021. As a result, US business operations will be aligned to New York and New England to be more customer focused. • Following acquisition of Geronimo Energy, a leading wind and solar developer in North America, last year, we expanded our onshore portfolio and launched National Grid Renewables. • Our partner Sunrun, the leading home solar, battery storage and energy services company in the US, recently announced the launch of two pilot programmes to aggregate home batteries to act as virtual power plants in Southern California and New York. The programmes will enable approximately 300 customers in each state to create distributed solar-plus-storage networks through Sunrun's Brightbox home energy systems that local utilities can then call on to provide peaking capacity.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Our business environment

Digitalisation

As the COVID-19 pandemic accelerated the migration to digital, utilities continued to advance their digital capabilities. Customers are benefiting from more access to digital information to support their decision making and more digital ways of engaging. Through the power of sensor data, advanced analytics and Artificial Intelligence (AI) we are improving the way we manage our assets and by providing omni-channel digital tools we are able to enhance the productivity and engagement of our employees.

150

New digital substations to be built in the next 10 years by National Grid on its electricity networks. A digital substation leverages the latest technology to enable better control of the electrical system, providing more real-time data for predictive maintenance, enhanced network reliability and savings for customers.

2020/21 developments

Even before COVID-19, an energy consultancy, DNV, had found that 40% of the 1,919 energy professionals they surveyed considered digitalisation to be at the core of their corporate strategies. The impetus to accelerate digital transformation has only grown since then, with the research group International Data Corporation, expecting a 27% increase in comprehensive digital roadmap strategies to 75% of all organisations by 2023 in their most recent forward-looking predictions.

Utilities across the globe are facing greater pressure than ever to decarbonise and democratise our energy resources. That will only be possible through effective digital transformations that put forward our best digital innovations and drive widespread cultural change across the organisation. Advancements in AI, machine learning, the internet of things, cloud computing, and digital workflow automation will drive greater efficiencies and better decision-making for all energy stakeholders while we push for a cleaner and fairer future.

Our response

- In the UK, we introduced a brand-new Interconnector Monitoring and Response Centre (IMRC) across our North Sea Link and Viking Link interconnectors, currently under construction. The IMRC will deliver numerous benefits such as increased resilience, a closer relationship between the operators and the commercial teams as well as increased efficiency. It will also provide unique opportunities for our IMRC operators to develop as they work across both NSL and Viking Link.
- In the US, we have invested in a data-driven work plan optimisation product that will deliver eight-figure capital and operational expenditure savings within four years. This product delivers an optimised work, budget and resource plan.
- Re-imagined and launched a new billing experience for our large commercial and industrial customers that manage several hundred bills monthly for large mutli-building and multi-facility organisations. This intuitive and easy to use interface has improved customer satisfaction by 63% for this segment as well as increased e-bill and e-pay enrolment by 50% which helps save on paper and mailing costs.
- Leveraging satellite imagery along with computer vision AI, we are directing our vegetation management teams to focus on areas of the network that carry the greatest risk of vegetation-driven outages. This replaces traditional time-based vegetation management with real-time, AI-driven, optimised decision-making, reducing operational costs, and improving the reliability of the electricity network.
- Our Digital Acceleration Team has been working with our UK ET business to implement two innovative digital products – ConnectNow, which lets new customers research, apply for and track connection applications online, and Connect3D, which will digitise our connections design process, reducing lead times and enabling cost savings through standardisation across customer and asset replacement projects.
- National Grid Partners has invested $6 million in two artificial intelligence startups (Aperio Systems and AiDash) to secure critical network infrastructure and reduce costs for customers.

Case study – Gas

The future of clean gas across the UK and US

UK – Landmark study reviews current technology that could help roll out hydrogen across the UK gas network
National Grid, in collaboration with Cadent, Northern Gas Networks, SGN and Wales & West Utilities, has completed a feasibility study that could promote an earlier and more flexible conversion to hydrogen for certain areas of the UK gas network. The first-of-its-kind project examined the application of hydrogen deblending technologies within a network to control the gas blend that a customer might receive. Hydrogen deblending would allow for a varying mix of hydrogen and natural gas to flow through the network, and then separating the two gases so a controlled blend can be supplied to the customer. The deblending feasibility study has shown that the UK gas networks could use the concept of deblending as a tool to aid the transition to a green gas network which could help facilitate the decarbonisation of industry, heating, transport and green power generation.

US – Accelerating hydrogen blending to decarbonise heat
National Grid helped secure $12.45 million in funding from the US Department of Energy to facilitate research and accelerate the potential of hydrogen blending, working with six national laboratories, 20 industry leaders and leading academic institutions to support the research on blending hydrogen into natural gas distribution systems. This work will directly support National Grid's pathway to net zero, including unlocking the true potential for hydrogen as a renewable source of energy that can serve multiple sectors of the economy, including heat.

Case study – Electricity

The future of electric transport across the UK and US

UK – Supporting the roll-out of high-power electric vehicle (EV) chargers across the motorway network
National Grid is actively engaging with the wider transport industry to support transport decarbonisation, from heavy goods vehicles (HGV) and rail, through to the maritime and aviation sectors. With a focus on passenger transport, National Grid has been working alongside the UK distribution companies to support the roll-out of high-power chargers (>150kW) across the motorway network, called the Rapid Charging Fund. Recently, the Rapid Charging Fund received £950 million of government funding, to support the necessary connection infrastructure to facilitate this roll-out. This covers transmission and distribution connections across the UK, targeting at least six high-power chargers by 2023, aiming for 6,000 by 2035. This will enable drivers to be within 30 miles of a high-power charger across the motorway network, thus reducing range anxiety, supporting the wider uptake and deployment of passenger EVs and improving air quality.

US – Launching scalable vehicle-to-grid (V2G) electric school buses
Over the last year, National Grid partnered with Highland Electric Transportation and the City of Beverly in Massachusetts to deliver a V2G electric school bus and accompanying charging infrastructure to Beverly Middle School. The project is the first-of-its-kind to lease the electric bus to a school at the cost of a standard diesel bus. Highland was able to achieve this through grants and by participating in National Grid's and ISO-New England's demand response programmes such as V2G energy storage, which will begin this summer. The project has generated a great deal of interest in electric school buses throughout the rest of National Grid's territory and has been critical in enabling Highland to secure a $253 million venture capital investment and a contract with Montgomery County Schools in Maryland for 326 electric school buses. This innovative business model demonstrates the opportunity for V2G to improve electric bus project economics, accelerating the uptake of electric transport.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Delivering against our strategy

To own and operate large, long-life energy assets in networks and renewables that deliver fair returns and high societal value. Our portfolio of mainly regulated assets in stable geographies will be underpinned by a strong and efficient balance sheet.

Our purpose

To Bring Energy to Life.

Our vision

To be at the heart of a clean, fair and affordable energy future.

Our values

Every day we … do the right thing, find a better way, and make it happen.

Taken together, these values guide our actions and behaviours as a responsible business and help us create a culture where colleagues become less cautious and take greater ownership. At National Grid, we expect our leaders to be role models and engage all colleagues to demonstrate our values:

"Do the right thing" means we act safely, inclusively and with integrity. We support and care for each other, and ensure it is safe for colleagues to speak up.

"Find a better way" is all about working as one team to find solutions, embracing learning and new ideas.

"Make it happen" means being bold and acting with passion and purpose, taking ownership to deliver for customers and focusing on progress over perfection.

Our culture

- Change is owned and led by leaders who empower colleagues to make decisions and take ownership
- Measured feedback for all leaders to adjust and align behaviour and increase accountability
- Leaders act safely, inclusively and with integrity


Leaders who role model change
Develop a results-orientated and purpose-driven mindset
Our values are at the heart of everything we do

- Greater ownership and accountability
- Deliver at a greater pace for our customers and continue to drive efficiency
- Embrace bold thinking and new ideas
- One team, focused on finding solutions

- Colleagues are recognised for living our new values
- Encourage sharing stories demonstrating how change is taking place; empowering colleagues to challenge and speak up where our values are not being lived
- Our values are instilled into our people, processes, policies and ways of working

Strategic priority

Enable the energy transition for all

Deliver for customers efficiently

Grow our organisational capability

Empower colleagues for great performance

National Grid plc Annual Report and Accounts 2020/21 **Strategic Report** | Delivering against our strategy

Enable the energy transition for all

What this means

We will **increase the positive impact we make on society**, environmentally and socially, primarily through enabling a transition to a clean energy future. By innovating to decarbonise our networks, investing for a changing climate, and influencing policy and regulation, we will enable clean electricity, heat and transport, and **champion better outcomes for all**; outcomes where skills are developed and where no one is left behind.

Business environment link:

2020/21 achievements

- In the UK, our GT business secured Ofgem innovation funding to deliver FutureGrid – a hydrogen transmission test facility, and announced Project Union, an ambitious plan to develop a UK hydrogen backbone
- In the UK, our ET business has been working alongside the UK electricity distribution companies to support the roll-out of high-power chargers (>150kW) across the motorway network
- The ESO published the Offshore Coordination Project Phase 1 report to facilitate offshore wind's contribution to the net zero target and reduce the environmental and social impact of onshore connections
- US service areas were ranked among the top five states in energy efficiency in the 2020 State Energy Efficiency Scorecard
- National Grid Renewables got approved investment in the 200 MW Prairie Wolf Solar project in Illinois, which is expected to begin operations in 2021

5,147
coal-free hours in the UK in 2020 (3,666 hours in 2019)

Looking ahead

- We will support the decarbonisation of the communities we serve, migrating to cleaner energy solutions across the board
- We will enable a fully decarbonised electricity grid through grid modernisation and increased flexibility, and connect renewables quickly and efficiently
- We will lead the way in the decarbonisation of gas, by investing in a range of solutions like renewable natural gas, blending hydrogen in our networks and carbon offsetting

Deliver for customers efficiently

What this means

Delivering **safe, reliable, resilient and affordable energy for customers in our communities** has always been at the heart of what we do. As we invest to decarbonise the energy system, driving **operational excellence** and **financial discipline** to **keep bills affordable** for customers is more important than ever.

Business environment link:

2020/21 achievements

- Our ET business launched ConnectNow, a one-stop portal for electricity connection customers, which received direct customer satisfaction feedback of 8.8/10
- The ESO launched a new wider access Application Programming Interface that allows smaller providers to interface more easily and cost-effectively with the balancing mechanism
- ISO-New England selected the Ready Path Solution, developed by National Grid and Eversource in the first ever FERC Order 1000 Solicitation in New England, to maintain grid reliability when the Mystic Generating Station retires in 2024

£5bn
investment in energy infrastructure

Looking ahead

- We will continue to deliver safe, reliable and affordable energy for our customers around the clock no matter the weather
- We will do this by driving operational excellence and financial discipline through every part of our business and continuing to build relationships with regulators and policy-makers that strengthen partnerships and unlock added value

Grow our organisational capability

What this means

In the context of a rapidly changing energy sector, we will need to build on and evolve our organisational capabilities. We will **digitally transform** our processes, strengthen our **customer focus**, and sharpen our **commercial edge**. To successfully make this transformation and deliver results, our **ability to implement change effectively** will be paramount.

Business environment link:

2020/21 achievements

- We implemented a new group operating model focusing on six business units across the UK and US to improve the quality of our customer and stakeholder relationships; to evolve our behaviours and ways of working, instilling a culture of ownership and accountability; and to drive a step change in the efficiency and effectiveness of our organisation
- We established an agile transformation office in the UK, which is responsible for accelerating National Grid's transition to agile delivery and enabling teams across the business to deliver rapid, high-quality change
- We designed a new digital product, 'On My Way', for the US electricity field force to receive, update, and close out work digitally in real time. The tool is expected to deliver $8–$13 million in savings

70%
of required artefacts and

50%
of stage gates removed to streamline our software development process

Looking ahead

- We will build strong leadership and teaming capabilities to create a generation of leaders who empower, take accountability and act decisively
- We will create an organisation built on fully accountable business units that optimise delivery for local stakeholders supported by a thin (US/UK) regional layer

Empower colleagues for great performance

What this means

All our people shape the culture and **ways of working** needed to deliver performance and outcomes that will exceed all our stakeholders' expectations including customers, communities, regulators and investors.

Our leaders will empower our people to be at their best at each moment that matters to them. From attracting **diverse talent**, **developing** our people and **recognising great achievement**, we will ensure that our colleagues are engaged and enabled to work towards a clean energy future.

Business environment link:

2020/21 achievements

- Our ONE employee resource group (ERG) was awarded the title of Top Network Group at the 2020 Ethnicity Awards for its support in rolling out education and mandatory training in the UK
- Through the Responsible Business Charter, we committed to achieving 50% diversity in senior leadership and our new talent programmes by 2025
- Chris Cleveland, leader in Safety, Health, Environmental, Assurance Risk and Resilience team in National Grid Metering, has been named as one of the Top 30 future leaders and selected to be on the mentoring programme from Safety4Good outside of National Grid

38.5%
women on our Board and

42.9%
women on our Group Executive Committee

(33% for both women on our Board and our Group Executive Committee in 2019/20)

Looking ahead

- We will embed our purpose, vision and values, and reinforce our new third value 'make it happen'
- We will strategically manage our people; simplify our banding structure to minimise hierarchy and align talent management and reward structures to employee performance

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Key performance indicators

The Board uses a range of metrics, reported periodically, against which we measure Group performance. These metrics are aligned to our strategic priorities.

Link to strategy

- Enable the energy transition for all
- Grow our organisational capability
- Deliver for customers efficiently
- Empower colleagues for great performance

A — Indicates an alternative performance measure

Link to remuneration

Remuneration of our Executive Directors, and our employees, is aligned to successful delivery of our strategy. We use a number of our KPIs/alternative performance measures as specific measures in determining the Annual Performance Plan (APP) and Long Term Performance Plan (LTPP) outcomes for Executive Directors. While not explicitly linked to APP and LTPP performance outcomes, the remaining KPIs and wider business performance are considered. For further detail, please see our Directors' Remuneration Report, on pages 92 – 113.

Further reading:

You can find out additional detail to support some of these KPIs in our Responsible Business Report. This document can be found by visiting: nationalgrid.com/responsibility

Business-unit-level measures that are specific to our strategic priorities are set out within our Principal Operations review, on pages 40 – 45.

Our non-financial KPIs detailed on pages 21 and 22 do not include data from Geronimo, the National Grid Renewables (NGR) business, acquired in July 2019.

Financial measures

Strategy link | KPI and performance | Progress in 2020/21

Group Return on Equity (RoE, %) (A)

We measure our performance in generating value for shareholders by dividing our annual return by our equity base. This calculation provides a measure of whole Group performance compared with the amounts invested in assets attributable to equity shareholders.

Target: 11–12.5% each year


10.6
12.0
12.1
20/21
19/20
18/19

Group RoE of 10.6% was lower than 2019/20 (12.0%), principally due to the impact of COVID-19, higher storms and the retention of the £2 billion Cadent proceeds, which was used to finance asset growth in our US business.

Group RoE in 2018/19 and 2019/20 has been recalculated to reflect the revision to decrease the comparative goodwill balances (see note 1F on page 137 for details).

Total regulated asset growth (%) (A)

Maintaining efficient growth in our regulated assets ensures we are well positioned to provide consistently high levels of service to our customers and increases our future revenue allowances. This includes investment for a changing climate, enabling clean electricity, heat and transport.

Target: 5–7% growth each year


5.6
9.0
7.2
20/21
19/20
18/19

Asset growth during the year was 5.6% (2019/20: 9.0%). This was primarily driven by lower UK RAV growth of 2.2% (2019/20: 3.8%) due to lower inflation and a slower rate of US rate base growth of 8% (2019/20: 12%). Asset growth in 2019/20 included £209 million for the acquisition of NGR in NGV.

Cumulative investment in delivering new low-carbon energy sources (£m)

We invest in new low-carbon energy sources primarily through our interconnector businesses (North Sea Link, IFA2 and Viking Link), investments in and partnerships with, companies delivering low-carbon energy sources (for example, our partnership with Sunrun) and investments into large-scale renewables (for example, our new investment in NGR).


1,874
1,440
702
20/21
19/20
18/19

Investment in delivering new low-carbon energy sources decreased by £304m (41%) in 2020/21 compared to 2019/20. This is primarily due to the acquisition of NGR in 2019/20. Excluding the initial investment into the acquisition of NGR of £209 million in 2019/20, investment in new low-carbon sources decreased by around £100 million. This is primarily due to a decrease in interconnectors under construction, investment driven by timing of cable and convertor milestone activity, and lower investment on IFA2 as it became operational in January 2021.

NGV capital investment (£m) (A)

NGV is focused on investment in a broad range of energy businesses across the UK and US, including our interconnector business, large-scale renewable generation, LNG storage and regasification, and energy metering.


509
815
444
20/21
19/20
18/19

NGV capital investment has decreased year-on-year by £306 million (38%). This is principally due to the acquisition of NGR in July 2019 and a net decrease in interconnectors under construction, investment driven by timing of cable and convertor milestone activity, and lower investment on IFA2 as it became operational in January 2021.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Key performance indicators

Non-financial measures

Strategy link **KPI and performance**

Cumulative low-carbon generation connected to our UK network (GW)

Low-carbon generation supported by our network to date.


19
18
17
20/21
19/20
18/19

Connections of renewable schemes to US electric distribution network (MW)

The table represents the amount of customer-owned renewable energy capacity installed on our distribution network across our US footprint. Given the variability and unpredictability of customer-driven projects, the Company does not presently have a MW target. Current targets primarily focus on regulatory compliance and customer need date attainment.


470
329
281
20/21
19/20
18/19

Contribution of our corporate responsibility work (£m)

Working with communities is important for creating shared value.


11
47
54
20/21
19/20
18/19

Climate change – Scope 1 and 2 emissions

This is a measure of our reduction of Scope 1 and Scope 2 emissions of the six primary Kyoto greenhouse gases. Our target is to reduce our greenhouse gas emissions by 80% by 2030, 90% by 2040 and to net zero by 2050, compared with our 1990 emissions of 21.6 million tonnes. The percentages in the adjacent chart reflect a reduction in our emissions from a 1990 baseline.

We seek to continuously improve our environmental performance, in instances going beyond regulatory requirements, through implementation of our ISO 14001-certified Environmental Management System and Environmental Sustainability Standard.


6.9
6.5
7.0
68%
70%
68%
20/21
19/20
18/19

Further reading

You can read more about the Task Force on Climate-related Financial Disclosures and our wider sustainability activities and performance on pages 62 – 66.

Network reliability

We aim to deliver reliability by planning our capital investments to meet challenging demand and supply patterns, designing and building robust networks, having risk-based maintenance and replacement programmes, and detailed and tested incident response plans. We measure network reliability separately for each of our business areas. The table below represents our performance across all our networks in terms of availability.

%	2020/21	2019/20	2018/19
UK Electricity Transmission	**99.99997**	99.99997	99.99998
UK Gas Transmission	**100.00000**	99.99960	99.98963
US Electricity Transmission	**99.95429**	99.95511	99.95207
US Electricity Distribution	**99.91977**	99.94242	99.95046
Interconnector availability			
IFA interconnector	**95.4**	91.4	93.9
IFA2 interconnector	**96.5**	–	–
BritNed interconnector	**75.1**	98.6	98.2
NEMO Link interconnector	**99.2**	96.1	–

Progress in 2020/21

A total of 19.0 GW of low-carbon generation is currently connected to our network, following additional offshore wind capacity connecting at Triton Knoll (+360 MW) and Burbo Bank Extension (+4 MW). The government's offshore wind sector deal and continued cost reductions observed in the latest Contracts for Difference (CfD) allocation round, indicate further increases in capacity over the coming years. Additionally, we have seen connections of Tees Renewable Energy Plant (+285 MW of Biomass-fired generation) and increased capacity at Sizewell B Nuclear plant (+7 MW).

The Company interconnected 470 MW of distributed renewable energy resources in 2020/21 across our service territory, an all-time high and a 37% increase compared to 2019/20. Massachusetts and New York installed a record amount of capacity (207 MW and 177 MW, respectively) and Rhode Island experienced a slight decline in customer-ready projects to interconnect. The Company continues to make progress in Massachusetts and Rhode Island to enable greater renewable energy integration and has completed 637 MW area-wide transmission and distribution studies for non-residential systems and 314 MW was still in progress in 2020/21. While these systems have represented less than 5% volume of connected applications, they have accounted for 78% of the installed capacity over the last three years.

We use the Business for Societal Impact (previously London Benchmarking Group) measurement framework to provide an overall community investment figure which includes education (but excludes investment in university research projects). While we have no specific target, our overall aim is to ensure we add value to society to enable communities to thrive.

In the UK, the overall contribution of our activities was valued at over £3.7 million. In the US, our contribution was just over £7.5 million. This gives us a combined Group-wide contribution of over £11 million. This was lower than prior years because some events were cancelled due to COVID-19.

Our Scope 1 greenhouse gas emissions for 2020/21 equate to 4.7 million tonnes of carbon dioxide equivalent (2019/20: 3.9 million tonnes) and our Scope 2 emissions (including electricity line losses) equate to 2.2 million tonnes (2019/20: 2.6 million tonnes). This is a total of 6.9 million tonnes of carbon dioxide equivalent for Scope 1 and 2 emissions. These figures include line losses and are equivalent to an intensity of around 467 tonnes per £1 million of revenue (2019/20: 447 tonnes). Our Scope 3 emissions for 2020/21 were 28.9 million tonnes of carbon dioxide equivalent (2019/20: 30.8 million tonnes). In accordance with the greenhouse gas protocol, we have enhanced our measurement of Scope 3 emissions which has resulted in a consistent adjustment to all Scope 3 emissions presented in this report.

Our underlying energy use is 2,602 GWh where the UK and US are responsible for 1,627 GWh and 975 GWh respectively. This excludes fuels consumed for power generation in the US (16,155 GWh) and system losses (11,154GWh).

We measure and report in accordance with the World Resources Institute and World Business Council on Sustainable Development Greenhouse Gas Protocol. 100% of our Scope 1, 2 and 3 emissions are independently assured against ISAE 3410 Assurance Engagements on Greenhouse Gas Statements. This data complies with the UK government's Streamlined Energy and Carbon Reporting (SECR) requirements. For further detail, please see page 57.

In both the UK and US, we continued to maintain high levels of reliability on all our networks.

US Electricity Distribution data has been re-stated for years prior to 2020/21, to reflect financial year information in comparison to calendar year.

BritNed suffered two offshore cable faults resulting in the asset being offline from December to February and again in March. The IFA2 interconnector started commercial operations in January 2021.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Key performance indicators
continued

Non-financial measures continued

Strategy link	KPI	Performance	Progress in 2020/21

Customer satisfaction

We measure customer and stakeholder satisfaction, while also maintaining engagement with these groups and improving service levels.

	2020/21	2019/20	2018/19	Target
UK Electricity Transmission (/10)	8.4	8.2	7.9	6.9
UK Electricity System Operator (/10)	7.5	7.6	–	8.2
UK Gas Transmission (/10)	8.2	8.0	7.8	6.9
US Residential – Customer Trust Advice survey (%)	66.2	59.8	58.7	61.6
Metering NPS score (index)	+61	+40	+44	–

Our UK customer satisfaction (CSAT) KPI comprises Ofgem's electricity and gas transmission customer satisfaction scores. Figures represent our baseline targets set by Ofgem for reward or penalty under RIIO (maximum score is 10).

The US metric measures customers' sentiment with National Grid by asking customers their level of trust in our advice to make good energy decisions. The metric, which is tied to the value customers feel they receive from National Grid, has improved over the past year.

NPS scores reported represent the UK metering business.

Group lost time injury frequency rate (LTIs per 100,000 hours worked)

This is the number of worker lost time injuries per 100,000 hours worked in a 12-month period (including fatalities) and includes our employee and contractor population.

Target: < 0.1 LTIs



0.10
0.12
0.10
20/21 19/20 18/19

As at 31 March 2021, our Group lost time injury frequency rate (LTIFR) was 0.10, which is in line with the Group target. This is a combined employee and contractor LTI rate, which reflects our continued focus on encouraging good safety behaviours across the entire workforce.

The majority of lost time injuries are a result of individual issues such as slips, trips and falls, and soft tissue injuries from inappropriate tooling, lifting and carrying. We continue to address these and other incidents by implementing best practice injury prevention techniques that mitigate potential for harm factors.

Employee engagement index (%)

This is a measure of how engaged our employees feel, based on the percentage of favourable responses to questions repeated annually in our employee engagement survey. Our target is to increase engagement compared with the previous year.



81
77
73
20/21 19/20 18/19

We measure employee engagement through our employee engagement survey (EES) called Grid: Voice.

Our engagement score was 81%, which is four points ahead of the 2019/20 results.

Workforce diversity (%)

We measure the percentage of women and ethnic minorities in our workforce. We aim to develop and operate a business that has an inclusive and diverse culture (see page 59).



Ethnic minorities
Women
19.5
18.8
18.1
24.7
24.7
24.3
20/21 19/20 18/19

During 2020/21, the representation of our ethnic minority groups has increased to reflect in-year changes. Prior year data has also been re-stated as a result of a correction that was made in our data systems. We continue to build our diverse talent pipeline.

Education, skills and capabilities (>1 hour interactions)

We support the development of young people's skills and capabilities through skills-sharing employee volunteering. In particular, we focus on STEM subjects as these support our future talent recruitment and our desire to see young people gain meaningful employment.



21,311
53,226
41,461
20/21 19/20 18/19

We measure quality (>1 hour) interactions with young people from all backgrounds on STEM subjects and broader industry skills development. In the UK, in 2020/21, we have had 921 quality interactions with young people in these categories. We had 20,390 interactions in the US. Overall we have seen a total of 21,311 interactions with young people, a decrease of 31,955 resulting from the impacts of the COVID-19 pandemic. Whilst levels of interactions dropped we were able to run some of our skills, training and education initiatives virtually.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Innovation

Our commitment to net zero continues to shape our innovation strategy. Our innovation and Research and Development (R&D) portfolio enables us to identify and target carbon savings for our own operations and we are also developing innovation projects to ensure we are prepared and play a pivotal role in the decarbonisation of energy for power, heat, transport and industry. We place a high value on collaboration to inform, generate ideas and solve the challenges we see ahead of us, and we work with technical organisations, academia and suppliers in the energy sector that align with our goals and objectives.

Innovation in our principal operations

The UK electricity transmission project portfolio has been developed around the themes of delivering cleaner and cheaper energy. We are focused on decarbonising our own operations and have worked on projects investigating ways to eliminate greenhouse gases from our gas-insulated equipment, replacing diesel generators with low-carbon alternatives for backup at our substations and reducing our carbon footprint in relation to our construction work. Our work with Smart Wires (see page 40) looks to use modular power flow control devices to increase renewable power transfer capability on our network. Following stakeholder engagement our research programme has focused on optimised asset management to help deliver cheaper energy as well as the monitoring and digitisation of operational technology, and in particular cyber security. We are aiming to open our Deeside Centre for Innovation to wider industry use in October 2021 as a key enabler for future innovation.

The ESO has delivered a diverse innovation portfolio that supports our role in keeping electricity supplies safe, reliable and efficient, while pushing the boundaries to enable a net zero energy future. Our innovation projects continue to explore how we work in ground-breaking areas such as blockchain and machine learning, as well as state-of-the-art technologies such as Virtual Synchronous Machines. We refresh our strategy and innovation priorities annually, based on consultation with our stakeholders, and this ensures we continue to focus innovation funding only on the most effective projects which can deliver consumer benefits.

Our UK gas transmission business continues to lead our research on transitioning to a hydrogen future. Our Hydrogen in the NTS programme includes hydrogen deblending, allowing for the separation of hydrogen in a natural gas mix, (see also the case study on page 17) and we have been working with the Institute of Gas Engineers and Managers to overhaul the gas technical standards to meet hydrogen specifications as well as securing funding to build a hydrogen test facility from decommissioned assets. Two key projects for methane emissions include developing a fugitive emission detection system and looking at reducing emissions from rotating gas equipment. On asset health innovation, we are developing valve remediation techniques and looking at drone technology for inspection, flying drones beyond visual line of sight to inspect large areas of our network and assets.

In Massachusetts, under the Company's Solar Phase I, II and III programmes, comprising approximately 35 MW of photovoltaics (PV) and 6.2 MW of energy storage, we continue to explore new technologies that can help reduce the interconnection cost and time of solar energy as well as researching how to move from interconnection of distributed energy resource (DER) to integration of it.

In New York, several Reforming the Energy Vision (REV) pilots are underway, testing market solutions in support of demand reduction programmes, smart city opportunities and renewable heating technologies to provide us with the knowledge and experience to evolve our systems for the grid of the future. These projects involve working with customers to manage usage and reduce energy bills and demand during peak times. We are also moving ahead with the procurement of energy storage projects. As part of our Niagara Mohawk rate case, we have proposed a distributed communications project to investigate greater integration of DER into our networks.

In our US gas businesses, our innovation continues to prioritise increasing public safety, protecting our workforce, reducing the cost of the work we perform and reducing our impact on the environment. We have several programmes exploring the introduction of renewable natural gas and alternative low-carbon heating solutions for our customers, as well as blending hydrogen into natural gas distribution systems, as referenced in the case study on page 17.

National Grid Partners

NGP, our corporate investment and innovation arm, continued delivering impact to the Group. Faced with the challenges of COVID-19, NGP focused on activities to keep the Company more secure and resilient by investing in emerging technologies such as artificial intelligence (AI), data security and cybersecurity, and embedding these innovations across our US and UK core operations. NGP's portfolio as at 31 March 2021 comprises 23 companies and four fund investments at a fair value of £178 million.

During the past fiscal year, NGP invested in six new start-ups – AccuKnox, AiDash, Aperio, Copper Labs, Linevision and Panaseer – as well as The Hive, a venture studio that helps entrepreneurs and corporations launch AI start-ups. NGP also led a $110 million Series C round in existing portfolio company Dragos – the most substantial investment ever in industrial control system cybersecurity.

NGP continues to build use cases of its portfolio innovations across our core businesses. In collaboration with NGP portfolio company Urbint, for example, National Grid is using AI to focus our damage prevention resources with increased precision; this has the potential to save millions of dollars annually in avoided damage and to minimise disruption to critical networks.

In July, NGP joined NYSERDA and other corporate and investor partners in sponsoring The Clean Fight New York, which helps scale up clean energy startups and innovators throughout New York State. Additionally, NGP launched the NextGrid Alliance (NGA), a consortium of 60+ utilities where best practices and technology innovations are shared. NGP held the inaugural NGA meeting in September and has been heads-down since then, working on issues like modernising utility infrastructure and keeping power grids safe from cyber threats. Later this year, NGP plans to host its first NGA Summit in the UK as part of COP26.

Also in 2020, NGP's Innovation team created a dashboard that, for the first time, tracks company-wide innovation efforts of all stages and sizes using common criteria. A three-member Innovation Reporting team devised the dashboard to help senior leadership better prioritise innovation and quantify its impact on the bottom line. The team engaged with more than 100 stakeholders and identified 399 discrete innovation activities. This new approach to innovation will be updated every six months to help leaders see trends across the organisation and seek out areas of collaboration.

NGP will continue to deliver strategic and financial value to our core businesses and looks forward to delivering on our mandate to invest in valuable startup technologies; tackling innovation and business development projects that can improve our company performance; and acting as a catalyst for change across the broader Group.

More details can be found at ngpartners.com including details of each of our portfolio investments.



Scan here to view our story

Strategy in action

Case study – Spot the robot dog

At National Grid we're always looking to the future, exploring new innovations and efficient ways of working, while ensuring our employees stay safe. Spot the robot dog is part of the new guard, conducting essential safety inspections at one of our US electricity substations.

Further reading
Further details about our R&D and innovation activities can be found in Additional Information on pages 247 – 249.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Internal control and risk management

The Board is committed to protecting and enhancing our reputation and assets, while safeguarding the interests of our shareholders.

Managing our risks

National Grid is exposed to a variety of uncertainties that could have a material adverse effect on the Group's financial condition, our operational results, our reputation and the value of our shares.

The Board oversees the Company's risk management and internal control systems. As part of this role, the Board sets and monitors the amount of risk the Company is prepared to seek or accept in pursuing our strategic objectives – our risk appetite. The Board assesses the Company's principal risks and monitors the risk management process through risk review and challenge sessions twice a year.

Risk management process

Overall risk strategy, policy and process are set at Group level with implementation owned by the business. Our Enterprise Risk Management (ERM) process provides a framework through which we can consistently identify, assess, prioritise, manage, monitor and report risks. The process is designed to support the delivery of our vision, strategy and business model as described on pages 2 – 7. During 2020/21 a Group-wide transformation programme has driven further improvements in the risk and controls framework, focusing on quality and completeness of risk and controls, increased capability and accountability within the business and effective assurance activities.

Our corporate risk profile contains the principal risks that the Board considers to be the main uncertainties currently facing the Group as we endeavour to achieve our strategic objectives. These top risks are agreed through discussions on the Group's risk profile with the Group Executive Committee and the Board. The risks are reported and debated with the Group Executive Committee and the Board every six months.

When determining what our principal risks should be, a broad range of factors are considered. We test principal risks annually to establish their impact on the Group's ability to continue operating and to meet its liabilities over the assessment period. We test the impact of these risks on a reasonable worst-case basis, alone and in clusters, over a five-year assessment period. This work informs our viability statement (see pages 28 – 29). The five-year period was carefully considered in light of the nature of our businesses, our business planning cycles, and risk profile. The Board considered that this period remained appropriate for our stable regulated business model. The Board and Group Executive Committee discuss the results of the annual principal risk testing at the end of the year.

Top-down, bottom-up assessment

Risk management activities take place through all levels of our organisation. Through a 'top-down, bottom-up' approach, all business areas identify the main risks to our business model and our business objectives. For each risk the effectiveness of our internal controls is assessed when calculating the financial, operational and reputational impacts, and how likely the risk is to materialise. Where current risk levels are outside of agreed target scores and our risk appetite, the business area identifies and implements actions to close the gap. These are collated and reported at functional and regional levels on a regular cadence. The most significant risks for the UK, US and NGV businesses are highlighted in regional risk profiles. Additionally, the Group Executive Committee and the Board may also identify and assess other principal risks. These risks and any associated management actions are cascaded through the organisation as appropriate.

Continuous cycle to identify and manage emerging risks:


1
External Criteria
• Determine priority indicators
• Update watch list of emerging risks
2
Scenario Analysis
• Perform scenario analysis on emerging risks
• Assess cumulative impact of risk clusters
• Identify gaps in capability to manage/monitor risks
3
Source and Accountability
• Determine what areas of the organisation are impacted by emerging risks
• Assign accountability for monitoring and reporting these emerging risks
4
Identification
• External vs. internal analysis
• Periodic vs. continuous assessment
5
Prioritise
• Preliminary assessment
• Velocity of onset and time frame occurrence

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Internal control and risk management

Emerging risks

We have an established process to identify and monitor emerging risks. The process is designed to ensure adequate steps are taken to prevent the occurrence or manage the impact of surprises.

The ERM process monitors management information from a wide variety of internal and external sources when considering emerging risks.

Changes during the year

The Company's risk profile has been developed drawing upon the most significant risks across our business profiles. In March 2021, we announced our agreement to acquire WPD, sell our Rhode Island business, along with our intention to sell a majority stake in the UK GT business; these transactions will strategically pivot our UK business portfolio towards electricity. A failure to generate the anticipated value from the successful integration of WPD, separation of Rhode Island, and the intended sale of a majority stake in the UK GT business has been added as a new principal risk. 11 principal risks are now carried at Group Executive Committee and Board level as detailed below. All principal risks were reviewed at least twice across the year, including an assessment of the key controls, the Key Risk Indicators (KRIs), risk scores, alignment to risk appetite, and future mitigation actions.

In 2020/21, we developed new ways of working to deal with the significant impact of the COVID-19 pandemic across our operations. We have continued to deliver our critical services, minimising the impact to our customers and reducing the risk to our workforce with new COVID-19 operating procedures and controls. We have continually assessed its impact on our workforce, finances and all aspects of our operations, with regular reports provided to the Board. The risk associated with regulatory outcomes has reduced in the UK with the final determinations from RIIO-2. We have accepted the ESO's RIIO-2 package; for the ET and GT businesses we are broadly accepting most of the package but have submitted a technical appeal to the CMA on the cost of equity and outperformance wedge. Outside of the CMA appeal, the UK business is now focused on successfully delivering against the new RIIO-2 price controls.

The operating environment in New York (NY) continues to present risk and challenges. The Company continues to execute and comply with the settlement entered in November 2019 that resolved the Order to Show Cause issued following the moratorium in downstate NY. The independent monitor appointed pursuant to that settlement continues to oversee compliance with the settlement and gas supply operations. Following significant storms and delays in restoration efforts for other utilities in NY, significant legislation has been proposed that would require reimbursements to customers, result in increased penalties, and impose storm preparation and restoration requirements among other things. Positively, the Company has reached an agreement in principle with Department of Public Service (DPS) Staff regarding the KEDNY and KEDLI rate cases and Niagara Mohawk Power Corporation settlement negotiations are progressing to plan. Regulatory scrutiny in Rhode Island (RI) continues to increase, with particular focus and scrutiny on cost recovery and gas supply plans. The final audit report for the Massachusetts (MA) Management Audit, conducted by FTI Consulting Co., was issued on 29 March 2021 and there are no significant new issues and the recommendations are largely constructive. The MA Management Audit encompassed all National Grid MA businesses including Massachusetts Electric, Boston Gas, and New England Power (NEP). MA has issued material clean energy policy statements and the Company is working collaboratively to respond.

Our principal risks and uncertainties

Accepting that it is not possible to identify, anticipate or eliminate every risk that may arise, and that risk is an inherent part of doing business, our risk management process aims to provide reasonable assurance that we understand, monitor and manage the main uncertainties that we face in delivering our objectives. This aim includes considering inherent risks, which in turn exist because of the nature of day-to-day operations in our industry, including financial risks, which exist because of our financing activities. Our principal risks, and a summary of actions taken by management, are provided in the table below. We have provided an overview of the key inherent risks we face on pages 236 – 238, and specifically our key financial risks, which are incorporated within note 32 to our consolidated financial statements on pages 190 – 202. Risk trends reported below take into account controls, any additional mitigation actions and may be influenced by internal or external developments.

People risks

It is through the high-quality work of our employees that we will achieve our vision, respond to the changing needs of our stakeholders and create a competitive advantage. Building and fostering an engaged and talented team that has the knowledge, training, skills and experience to deliver our strategic objectives is vital to our success. We must attract, integrate and retain the talent we need at all levels of the business. These risks link to our strategic priority to 'Empower colleagues for great performance'.

Risks	Actions taken by management
There is a risk of failure to build capability and leadership capacity (including effective succession planning) required to deliver our vision and strategy. ***Risk trend: Neutral (19/20 Neutral)** * Risk trends are assessed to include any external factors outside our control as well as the strength and effectiveness of our controls and additional mitigations as reviewed by management up to 31 March 2021.	We have embedded strategic workforce planning in our US and UK organisations. This process helps to effectively inform financial and operational business planning, as well as human resourcing needs. Our entry-level talent development schemes (graduate training and apprenticeships) are a potential source of competitive advantage in the marketplace. We are involved in a number of initiatives to help secure the future engineering talent we require, including the UK annual residential work experience week and the US Pipeline and Graduate Development Programmes. We also continue to develop the rigour of our succession planning and development planning process, particularly at senior levels. It is now being applied deeper into the organisation as well as continued attention in relation to the ethnic diversity of both our management and field force population. There are multiple activities underway to drive this agenda, including 'neutral' talent and selection processes, development interventions and a global review of our inclusion and diversity strategy and resources including the appointment of a Chief Diversity Officer during the year.

Financial risks

While all risks have a direct or indirect financial impact, financial risks are those which relate to financial objectives and performance. Financial risk management is a critical process used to make investment decisions and aims to maximise investment returns and earnings for a given level of risk.

Our key financial risks are described in note 32 to our financial statements on pages 190 – 202.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Internal control and risk management
continued

Strategic and regulatory risks

Strategic risk is the risk of failing to achieve the Company's overall strategic business plans and objectives, as well as failing to have the 'right' strategic plan. We intentionally accept some risk so we can generate the desired returns from our strategy.

Management of strategic risks focuses on reducing the probability that the inherent risk would materialise, while improving the Company's ability to effectively respond to the risk should it occur. The risk owners, executive leaders, and their teams develop and monitor actions to control the risks. These risks link to our strategic priorities of 'enable the energy transition for all' and 'deliver for customers efficiently'. The political climate and policy decisions of our regulators were key considerations in assessing our risks.

The climate change related risk is classed as a strategic and regulatory risk but is also an operational risk, in particular as regards weather-related events in the northeastern US (where storm planning and preparation are key to what we do), flood defence in both the UK (where flood resilience works are being developed) and the US (where flood contingency plans are in place) and the investigation of the impact of rising temperatures and widening temperature ranges on the performance and operation of our networks.

Risks	Actions taken by management
There is a risk that we fail to identify and/or deliver upon actions necessary to address the physical and transitional impacts of climate change on our business and demonstrate our leadership of climate change within the energy sector. **Risk trend: Neutral (19/20 Increasing Risk)**	Putting in place measures to: • evolve our environmental sustainability metrics to better reflect our strategy, measure our impact and track our progress; • address our greenhouse gas (GHG) emissions and deliver on our sustainability commitments, including net zero by 2050, hosting our first environmental, social and governance (ESG) investor seminar, including the publishing of our Responsible Business Charter setting out what responsibility means for us and our commitments and ambitions over the coming years; annual progress will be reported in our inaugural Responsible Business Report to be published in June 2021; • advocate for legislative and policy changes that advance decarbonisation, while proposing and delivering actions in the regions we operate to accelerate decarbonisation for the public and our customers. This work is wide-ranging from system improvements to supporting renewable generation connections, electric vehicle (EV) proposals, oil to gas/electricity heat conversions, energy efficiency, interconnectors, thought leadership and investment in new and emerging areas. Note that a number of the above measures also address the physical impacts of climate change on our operations; • address physical impacts through flood contingency plans, winter preparedness planning, and storm hardening; and • regularly assess the potential range of net zero pathways and future impact on our gas assets, including evaluation of new and evolving technologies and alternative fuel sources (e.g. hydrogen). We have committed to full compliance with the Task Force on Climate-related Financial Disclosures (TCFD) requirements including physical and transitional scenario analysis (see pages 61 – 66). Ongoing work to address transition risks and opportunities includes: • ensuring our electricity network is reliable and able to actively support and contribute to a future where renewables and intermittency of supply are increasing; • supporting the charging infrastructure required for increased use of EVs; • promoting energy efficiency programmes for customers in the US; • facilitating decarbonisation in the US and UK including zero-carbon operation of the GB electricity system through ESO in the UK; and • continuing work on programmes to develop skills in our current and future workforce.
There is a risk that we fail to influence future energy policies and secure satisfactory regulatory agreements. **Risk trend: Neutral (19/20 Increasing Risk)**	In both the UK and the US, we strive to maintain a good understanding of the regulatory agenda and emerging issues, so that robust, public interest aligned responses can be selected and developed in good time. Our reputation as a competent operator of important national infrastructure is critical to our ability to do this. We have plans and governance structures in place to address specific issues such as RIIO-2 and US rate case filings. Ongoing work to support our regulatory relationships includes: • our internal teams focused on activities around gas capacity, large-scale renewables, utilities of the future and EVs; • research and development on the role of hydrogen as a substitute for natural gas; • establishment of US and UK Regulatory Steering Committees; and • increased focus on understanding the needs and expectations of all our stakeholders through regulatory relationship surveys, investor surveys and review of media sentiment.
There is a risk of reputational damage because we fail to respond to shifts in societal and political expectations and perceptions. **Risk trend: Increasing due to current political environment (19/20 Increasing Risk)**	Processes and resources are in place to review, monitor and influence perceptions of our business and our reputation by: • enhancing and consolidating our digital roadmap and social channels; • developing an internal forum to increase management of stakeholder and media reputational issues; • delivering on our commitment to be a responsible business (see pages 52 – 60); and • promoting partnerships and discussions of decarbonisation across the jurisdictions where we operate. Considerations on emerging risks such as the economic downturn due to COVID-19 impacts and mergers and acquisitions (M&A) strategies have also been addressed as part of financial and reputational impact assessments. These processes, along with twice-yearly Board strategy discussions, are reviewed regularly to ensure they continue to support our short- and long-term strategy. We regularly monitor and analyse market conditions, competitors and their potential.
There is a risk that we fail to adequately anticipate, respond to, minimise the impact or take advantage because of disruptive forces such as technology and innovation. **Risk trend: Neutral (19/20 Neutral)**	NGP, our central innovation function, leads our strategy with regards to new technology and monitoring disruptive technology and business model trends, acting as a bridge for emerging technology into the core regulated businesses and business development teams. In addition, NGP is investing in emerging startup companies and venture funds, and the NGV function will further the focus on new strategies, business development and technology and innovation.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Internal control and risk management

There is a risk that we fail to generate anticipated levels of value from the WPD integration, Rhode Island separation and intended sale of a majority stake in the UK GT business. **Risk trend: N/A (New this year)**	• Extensive pre-transaction due diligence undertaken on WPD • Both transactions evaluated to assess alignment to overall strategic objectives • A discrete WPD integration plan established and is being overseen by new internal governance procedures • Post-acquisition performance will be monitored and assessed • Highly capable sale and separation teams established for the UK GT business disposal • Extensive separation plans are being developed for the Rhode Island and UK GT businesses, based on our experience from the disposal of Cadent in 2016/17.

Operational risks

Operational risks relate to the losses resulting from inadequate or failed internal processes, people and systems, or due to external events. These risks normally fall within our low-risk appetite level as there is no strategic benefit from accepting the risk, as it will not be in line with our vision and values.

Our operational principal risks have a low inherent likelihood of occurring. However, should an event occur, without effective prevention or mitigation controls, it would be likely to have a high level of impact. The risk owners, executive leaders, and their teams develop and monitor actions to control the risks. Operational risks are managed through policy, standards, procedure-based controls, active prevention and monitoring. The operational risks link to our strategic priority to 'Deliver for customers efficiently'. Principal risk assessment includes reasonable worst-case scenario testing i.e. gas transmission pipeline failure, loss of licence to operate, cyber security attack – and the financial and reputational impact should a single risk or multiple risks materialise.

Risks	Actions taken by management
There is a risk that we fail to prepare and respond to significant disruptive factors caused by the COVID-19 pandemic. **Risk trend: Decreasing**	The COVID-19 pandemic impacted multiple areas of our business, and we responded with a comprehensive plan, supporting the safety of our workforce and customers. • As vaccinations are rolled out across the UK and the US we are carefully assessing the risk, alongside relevant regulations and guidelines to determine the impact on our operations, and the implementation of transition plans to reopen our offices to non-operational employees. • Throughout 2020/21 we have actively monitored effects on our people, operations, strategic objectives, regulatory and political engagement, and financial implications. Our approach has been proactive to ensure our business can continue to serve its customers appropriately.
A catastrophic cyber incident caused by the abuse of our digital systems because of a malicious action by an external or internal party. **Risk trend: Increasing due to the dynamic nature of the cyber security threat (19/20 Increasing)**	We are committed to providing secure and resilient services and continue to commit significant resources and financial investment to maintain the security of our systems and our data. Our approach is holistic and includes: • close partnerships with UK and US government agencies including the Department for Business, Energy and Industrial Strategy (BEIS), the Centre for Protection of National Infrastructure (CPNI), The Department of Energy and the Department for Homeland Security. To understand risks and collaborate on risk management activities; • utilisation of good practice frameworks including the National Institute of Standards and Technology Cyber Security Framework to ensure National Grid can identify, protect, detect, respond and recover from cyber security threats; and • a strong focus on compliance with our regulatory obligations including the European Union (EU) Directive on Security of Network and Information Systems Regulation (NIS-R) and US North American Electric Reliability Corporation critical infrastructure protection (NERC CIP).
There is a risk of a catastrophic asset failure resulting in a significant safety and/or environmental event. **Risk trend: Neutral (19/20 Neutral)**	We continue to focus on risk mitigation actions designed to reduce the risk and help meet our business objectives; including: • putting a Group-wide process safety management system in place to make sure a robust and consistent framework of risk management exists across our higher hazard asset portfolio, with safety-critical assets clearly identified on the asset register; • implementing asset management and data management standards with supporting guidelines to provide clarity around what is expected, with a strong focus on what we need in place to keep us safe, secure and legally compliant; and • in support of this, we have an established capability framework to make sure our workforce have the appropriate skills and expertise to meet the performance requirements in these standards.
There is a risk that we fail to predict and respond to a significant disruption of energy. **Risk trend: Increasing (19/20 Increasing)**	We continue to apply a holistic approach encompassing preventative and mitigating actions including pre-emptive measures to maintain network reliability such as: • flood contingency plans for substations; • system operator supply and demand forecasting; • our UK GT Winter Preparedness Plan; • US gas mains replacement programmes; • US storm hardening programme; and • diversity of suppliers in our US gas procurement. Should energy flow disruptions occur: • business continuity and emergency plans are in place and practised, including Black Start testing; and • critical spares are maintained to ensure we can quickly and effectively respond to a variety of incidents – storms, physical and cyber-related attacks, environmental incidents and asset failures. • The ESO considered the significant impact on the UK power networks on responding to the unprecedented decrease in energy consumption and demand during the COVID-19 restrictions.
There is a risk of failure to adequately identify, collect, utilise and keep private the physical and IT data required to support company operations and future growth. **Risk trend: Neutral (19/20 Decreasing)**	Controls for our IT processes have been redefined and are aligned to the National Institute of Standards and Technology (US) and the Network Information Framework and System Regulations (UK). We continue to progress and improve our data management processes including: • implementation of our data and other related business management standards; • privacy impact assessments carried out across business areas affected by General Data Protection Regulation (GDPR) and California Consumer Privacy Act (CCPA) legislation; • data governance councils for UK and US regions; and • increased levels of data leadership and capability with the recruitment of a Chief Data Officer and establishment of an associated function. The increase of home-working due to COVID-19 has led to new protocols for data handling and restrictions around data distribution.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Viability statement

The Board's consideration of the longer-term viability of the Company is an extension of our business planning process. The process includes financial forecasting, a robust risk management assessment, regular budget reviews as well as scenario planning incorporating industry trends, considering any emerging issues and economic conditions. Our business strategy aims to enhance our long-term prospects by making sure our operations and finances are sustainable.

Utilising our established top-down/bottom-up risk management framework, the principal risks facing the Company as described on pages 24 – 27 are identified, monitored and challenged. The Board considers the preventative and mitigating controls and risk management actions in place and discusses the potential financial and reputational impact of the principal risks against our ability to deliver the Company's business plan. Specifically, the Board considers the principal risks shown in the table below in detail.

The assessment of the potential impact of our principal risks on the longer-term viability of the Company tests the significant solvency and liquidity risks involved in delivering our business objectives and priorities. After careful consideration of the risk landscape and other considerations including: our long-term business model; high-quality, long-term assets and stable regulatory arrangements; the Board's stewardship responsibilities; and the Company's ability to model a range of severe but plausible reasonable worst-case scenarios, the Board concludes that it remains appropriate to consider a five-year timeframe over which we should assess the long-term viability of the Company.

Operational impacts

Scenario 1 – A significant cyber-attack.

Scenario 2 – Significant supply disruption event occurring in the US leading to loss of licence.

Scenario 3 – A significant process safety gas pipeline failure in the US.

Scenario 4 – Significant physical damage due to climate change event, along with a failure to meet stakeholder expectations on our climate commitments.

Performance impacts

Scenario 5 – The breach of personal data information.

Scenario 6 – Poor outcome of future US rate case filings, and low performance under RIIO-2.

Scenario 7 – A breach of compliance rules for onshore competition in electricity transmission by NGET. NY legislation and political relationships leading to loss of NY licences.

Scenario 8 – Inability to recover US COVID-19 related bad debts through future regulatory agreements.

Scenario 9 – Anticipated value from our business acquisition and disposals is not fully realised.

Cluster impacts

Scenario 10 – A significant cyber-attack, resulting in a significant data breach and a catastrophic asset failure, causing a significant disruption of energy supply, leading to loss of operator licence for our NY Gas business.

The following factors have been taken into account in making this decision:

- we have reasonable clarity over a five-year period, allowing an appropriate assessment of our principal risks to be made;
- in order to test the five-year period, the Board considers whether there are specific, foreseeable risk events relating to the principal risks that are likely to materialise within a five- to ten-year period, and which might be substantial enough to affect the Company's viability and therefore should be taken into account when setting the assessment period. No risks of this sort were identified; and
- each principal risk was considered for inclusion within the testing and, where appropriate, a reasonable worst-case scenario was identified and assessed for impacts on operations and/or financial performance over the five-year assessment time period as detailed below.

National Grid entered into a series of business acquisition and disposal agreements prior to year end that are yet to be finalised: these include the proposed acquisition of WPD in the UK, the disposal of our Rhode Island business in the US, and we announced our intention to initiate the sale of a majority stake in our UK GT business. We have considered these future transactions during our risk testing and our viability assessment and do not believe they impact the Company's viability or the risk testing scenarios for 2020/21. The transactions support the future delivery of our strategic priorities. Our financial and operational diligence has shown that the performance, management, values and culture of WPD are closely aligned to the existing National Grid group. The transactions are subject to various shareholder and regulatory approvals.

In addition to testing individual principal risks, the impact of a cluster of the principal risks materialising over the assessment period was also considered. For our theoretical reasonable worse-case scenario on risk clusters we identified a scenario of a significant cyber-attack, resulting in a significant data breach and a catastrophic asset failure, causing a significant disruption to our energy supply, that in turn causes us to lose our NY Gas business operator licenses. For this scenario we have assumed it occurs in the US and the cascade of risks occurs within our US Gas business.

The reputational and financial impacts for each scenario were considered. The principal risks relating to leadership capacity and disruptive forces were not tested, as the Board did not feel they would threaten the viability of the Company within the five-year assessment period.

The Board assessed our reputational and financial headroom and reviewed principal risk testing results against that headroom. The testing of the risk cluster also included an assessment of the impact upon the business plan. No principal risk or cluster of principal risks was found to have an impact on the viability of the Company over the five-year assessment period. Preventative and mitigating controls in place to minimise the likelihood of occurrence and/or financial and reputational impact are contained within our assurance system.

In assessing the impact of the principal risks on the Company, the Board has considered the fact that we operate in stable markets and the robust financial position of the Group, including the ability to sell assets, raise capital and suspend or reduce the payment of dividends.

Each Director was satisfied that they had sufficient information to judge the viability of the Company. Based on the assessment described above and on pages 24 – 27 the Directors have a reasonable expectation that the Company will be able to continue operating and meet its liabilities over the period to May 2026.

Principal risk	Viability scenario	Matters considered and overseen by the Board
Catastrophic cyber security incident: catastrophic cyber security breach of business, operational technology and/or Communications, Navigation and Identification (CNI) systems/data.	**Scenario 1** – A terror-related cyber-attack. Included in the risk cluster testing of **Scenario 9.**	**The Board reviewed and discussed cyber security reports in:** • July 2020; and • December 2020. • Cyber security training was also delivered in June and December 2020.
Significant disruption of energy: failure to predict and respond to a significant disruption of energy that adversely affects our customers and/or the public.	**Scenario 2** – Significant supply disruption event occurring in US leading to loss of license. Included in the cluster testing of **Scenario 9**.	**Two Board Strategy sessions were held during the year covering:** • bi-annual overviews; • reviews of the gas business strategy; • external reviews of operational issues within the US Gas business; and • review of the sequence of events that resulted in the partial UK power outage on Friday 9 August 2019.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report | Viability statement

Principal risk	Viability scenario	Matters considered and overseen by the Board
Safety or environmental incident (asset failure): catastrophic asset failure resulting in a significant safety and/or environmental event.	**Scenario 3** – A significant process safety gas pipeline failure in the US. Included in the cluster testing of **Scenario 9**.	**The Board reviewed and evaluated the current safety performance of the Company at each meeting during the year. In addition:** • safety is a fundamental priority and is discussed in detail by the Safety, Environment and Health Committee (SEH Committee) who have delegated authority from the Board; and • our Electricity and Gas Engineering Reports to the SEH Committee also provide progress updates on our asset management improvements.
Data Management: failure to adequately identify, collect, use and keep private the physical and digital data required to support Company operations and future growth.	**Scenario 5** – The breach of personal data information. Included in the cluster testing of **Scenario 9**.	**Data Management is a principal risk discussed by the Board at least annually, as well as:** • bi-annual updates on the Company's information systems.
Capability and leadership: failure to build sufficient leadership capability and capacity (including succession planning) required to deliver our vision and strategy.	N/A	**Capability and Leadership is an integral part of the Board's vision and strategy. The Board's approach included:** • bi-annual updates on people matters; • considered capabilities to support the delivery of strategic priorities; and • Nominations Committee: considers the structure, size and composition of the Board and committees and succession planning. It identifies and proposes individuals to be Directors and establishes the criteria for any new position.
Political and societal expectations and perceptions: failure to deliver any customer, investor and wider stakeholder propositions due to increased political and economic uncertainty.	**Scenario 7** – A breach of compliance rules for onshore competition in electricity transmission by NGET. NY legislation and political relationships leading to loss of NY licenses. Included in the cluster testing of **Scenario 9**.	**The Board received updates and reviews of:** • the impact of Hard Brexit and access to the Internal Energy Market; • implementation of measures to strengthen ability to obtain fair price for UK assets if potential threat of state ownership materialised; and • UK and US regulatory strategies. These scenarios were evaluated for potential impact on the business.
Satisfactory regulatory outcomes: failure to influence future energy policy and secure satisfactory regulatory agreements.	**Scenario 6** – Poor outcome of future US rate case filings, and low performance under RIIO-2.	**The Board received updates and performed reviews of:** • US regulatory strategy; • UK regulatory strategy; • UK ESO regulatory strategy; • key regulatory policy issues for 2019/20; and • RIIO-2.
Adverse impact – disruptive forces: failure to respond to the asset failure resulting in a significant safety and/or environmental event.	N/A	**The Board evaluated:** • bi-annual updates from National Grid Partners in April 2020 and November 2020; and • Board strategy sessions that considered digital strategy as well as technology and innovation.
COVID-19: failure to respond to disruptive factors caused by the COVID-19 pandemic resulting in an impact on our networks, our people and our financial targets.	**Scenario 8** – Inability to recover US bad debt through future regulatory agreements.	• Board briefings including a weekly update from the Chief Executive (CEO) and Chief Financial Officer (CFO) on our crisis management response; • COVID-19 updates on operational issues, people absences and wellbeing to the Board; and Finance Committee consideration of liquidity; • review of our Business Continuity Planning response and effectiveness of the Crisis Management controls to the SEH Committee; and • briefings from the CFO and finance team on possible financial impacts including a range of scenario modelling and planning.
Climate Change: failure to respond to physical and transitional impacts of climate change and demonstrate our leadership within the energy sector.	**Scenario 4** – Failure to deliver on our climate commitments.	• Board briefings reviewing our sustainability metrics to reflect and track our impact and progress; • committed to reduction of Scope 1 and 2 emissions – 80% by 2030, 90% by 2040 and to net zero by 2050; • committed to reduction of carbon emission (Scope 3) – 37.5% by 2033/34; • reviewed and approved the publication of the Responsible Business Charter; and • disclosures with TCFD including physical and transitional scenario analysis.
Transaction Value: failure to generate anticipated levels of value from the integration of WPD, the separation of Rhode Island and the intended sale of a majority stake in the UK GT business.	**Scenario 9** – Anticipated value from our business acquisition and disposals is not fully realised.	• Board briefings on pre-acquisition due diligence of WPD; • Board assessed the transactions against pre-determined performance, operational, and financial measures and for strategic alignment; and • reviewed and approved the transactions.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Financial review

Summary of Group financial performance

Performance management framework

In managing the business, we focus on various non-IFRS measures which provide meaningful comparisons of performance between years, monitor the strength of the Group's balance sheet as well as profitability and reflect the Group's regulatory economic arrangements. Such alternative and regulatory performance measures are supplementary to, and should not be regarded as a substitute for, IFRS measures, which we refer to as statutory results. We explain the basis of these measures and, where practicable, reconcile these to statutory results in 'Other unaudited financial information' on pages 250 – 259.

Specifically, we measure the financial performance of the Group from different perspectives:

- **Capital investment and asset growth:** Currently we expect to invest c. £5 billion per year.
- **Accounting profit:** In addition to statutory IFRS measures we distinguish between adjusted results, which exclude exceptional items and remeasurements, and underlying results, which further take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts; and (ii) major storm costs, which are recoverable in future periods, neither of which give rise to economic gains or losses. In doing so, we intend to make the impact of such items clear to users of the financial information in this Annual Report.
- **Economic profit:** Measures such as Return on Equity (RoE) and Value Added take account of the regulated value of our assets and of our regulatory economic arrangements to illustrate the returns generated on shareholder equity.
- **Balance sheet strength:** Maintaining a strong investment grade credit rating allows us to finance our growth ambitions at a competitive rate. Hence, we monitor credit metrics used by the major rating agencies to ensure we are generating sufficient cash flow to service our debts.

This balanced range of measures of financial well-being informs our dividend policy, which from 2021/22 is to grow the dividend per share at least in line with rate of CPIH each year.

Assessment of the estimated impact of the COVID-19 pandemic on the Group's position and results

The COVID-19 pandemic has adversely impacted our reported results in 2020/21. We have experienced a more significant impact in our US businesses than in our UK businesses, mainly due to our large US customer base. During 2020/21, we made a further provision for bad and doubtful debts of approximately £179 million (2019/20: £117 million) in respect of COVID-19. The higher US charge reflects the impact of moratoriums in response to regulatory instructions as requested by regulatory authorities in the US states in which we operate, along with other macroeconomic factors, which limited our ability to collect outstanding debts. We remain committed to continuing to supply our customers, debt collection activities have been curtailed and termination of customer connections has been cancelled.

Our revenues suffered an adverse impact of £78 million, mainly the suspension of late payment fees in the US, lower UK incentives and lower 'hardship recoveries' in Massachusetts, due to fewer US customers re-certifying 'protected status' due to the moratoriums on disconnections. In our underlying results, we have recognised some additional revenue in the US related to allowances for recovery of some of the bad debts through regulatory mechanisms already in place. Incremental COVID-19-related costs of £97 million (2019/20: £10 million), mainly in the US, have been incurred related to enabling safe working (PPE, cleaning, sequestering staff, IT for remote access) and costs associated with delays to a number of planned capex works, as a direct consequence of the pandemic. These incremental costs were partly mitigated by £69 million of cost savings as a result of customer-facing workplan reductions, the pause in collections activities and lower travel and other costs.

In NGV & Other, the pandemic has not caused a significant adverse impact on financial performance in 2020/21, but the disruption from COVID-19 has caused some delays, resulting in £50 million lower than planned capital investment in 2020/21.

For 2021/22, we expect some continuing impact, driven largely by our US operations where we are expecting further risk of bad debt, although lower than we have experienced in 2020/21 and 2019/20. Given our regulatory mechanisms and precedents, we expect to recover a large part of the total bad debt arising as a result of COVID-19. We continue to work with regulators to provide support to our customers. This may lead to cash flow impacts in 2021/22. While COVID-19 may continue to impact earnings and cash flow in the short term, we currently anticipate limited economic impact longer term. However, there could be a range of impacts on cash flows and earnings, which could be different from our current assessment.

Summary of Group financial performance for the year ended 31 March 2021

Financial summary for continuing operations

£m	2020/21	2019/20	Change
Statutory results:			
Operating profit	2,895	2,780	4 %
Profit after tax	1,641	1,274	29 %
Earnings per share (pence)	46.6 p	36.8 p	27 %
Dividend per share (pence), including proposed final dividend	49.16 p	48.57 p	1 %
Capital expenditure	4,931	5,079	(3)%
Alternative performance measures:			
Underlying operating profit	3,283	3,454	(5)%
Underlying profit after tax	1,911	2,015	(5)%
Adjusted earnings per share (pence)	46.4 p	55.2 p	(16)%
Underlying earnings per share (pence)	54.2 p	58.2 p	(7)%
Underlying dividend cover	1.1	1.2	(0.1)
Capital investment	5,047	5,405	(7)%
Retained cash flow/adjusted net debt	6.6 %	9.2 %	-260bps
Regulatory performance measures:			
Asset growth	5.6 %	9.0 %	-340bps
Group Return on Equity[1]	10.6 %	12.0 %	-140bps
Value Added	1,808	2,040	(11)%
Regulatory gearing	65 %	63 %	200bps

1. Group RoE for 2019/20 recalculated to reflect the revision to decrease the comparative goodwill balance (see note 1F for details).

We explain the basis of these alternative performance measures and regulatory performance measures and, where practicable, reconcile them to statutory results on pages 250 – 259.

The Group's statutory results for the year were impacted by exceptional charges. The impact on statutory EPS as a result of these charges is presented after each item. These included costs associated with the implementation of our new operating model (1.2p) and transaction costs associated with the acquisition of Western Power Distribution (WPD) and the sale of NECO expected to take place in 2021/22 (0.7p). Last year's statutory results were adversely impacted by additional environmental provisions, a reduction in the discount rate applied to certain provisions across the Group (8.6p) and a deferred tax charge due to the reversal of the expected reduction in the UK corporation tax rate originally enacted by the Finance Act 2016 (5.6p). The 2020/21 statutory results include an exceptional credit of (0.3p) for the £14 million release of environmental provisions relating to one of our US Superfund sites, where this was originally treated as an exceptional item.

Statutory operating profit was favourably impacted by commodity remeasurement gains of £34 million in 2020/21 (2019/20: £125 million losses) from mark-to-market movements on derivatives which are used to hedge the cost of buying wholesale gas and electricity on behalf of our US customers.

Underlying operating profit was down 5% (down 3% at constant currency) as higher rate case revenues in US Regulated and increased net revenues in UK Gas Transmission and NGV were more than offset by increased costs, including £103 million increase in US bad debt costs (with an estimated £67 million of this increase being COVID-19-related), and higher depreciation and amortisation, along with and lower levels of sales in our property business. The combination of these factors was partly offset by lower net financing costs, driven by lower inflation on RPI-linked debt and new borrowings issued at lower interest rates, partly offset by higher non-debt interest charges. A lower contribution was made by our joint ventures and associates and the tax charge was higher primarily due to reduction in tax credits relating to prior years. Underlying profit after tax decreased by 5% and, combined with a higher share count, resulted in a 7% decrease in underlying EPS to 54.2p.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Financial Review

Capital investment of £5.0 billion helped increase our asset growth to 6%. We delivered Value Added (our measure of economic profit) of £1.8 billion in 2020/21, lower than in 2019/20. Group RoE of 10.6% was lower than 12.0% for 2019/20, reflecting the impact of COVID-19 (excluding bad debts), higher level of non-deferrable storms in the US and lower level of property sales in the UK. RCF/net debt at 6.6% was lower than 9.2% in 2019/20. The recommended full-year dividend per share of 49.16p is in line with the policy of increasing in line with RPI inflation and is covered 1.1 times by underlying EPS. In March 2021, we announced that from 2021/22 onwards, the dividend policy will aim to deliver annual dividend per share growth in line with UK CPIH inflation.

Profitability and earnings

The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions.

Reconciliation of profit and earnings from continuing operations

	Operating profit			Profit after tax			Earnings per share		
£m	2020/21	2019/20	Change	2020/21	2019/20	Change	2020/21	2019/20	Change
Statutory results	**2,895**	2,780	4 %	**1,641**	1,274	29 %	**46.6 p**	36.8 p	27 %
Exceptional items	**65**	402		**57**	491		**1.6 p**	14.2 p	
Remeasurements	**(34)**	125		**(64)**	148		**(1.8)p**	4.2 p	
Adjusted results	**2,926**	3,307	(12)%	**1,634**	1,913	(15)%	**46.4 p**	55.2 p	(16)%
Timing	**207**	147		**166**	102		**4.7 p**	3.0 p	
Major storm costs	**150**	—		**111**	—		**3.1 p**	— p	
Underlying results	**3,283**	3,454	(5)%	**1,911**	2,015	(5)%	**54.2 p**	58.2 p	(7)%

Exceptional income/(expense) from continuing operations

	Impact on operating profit		Impact on profit after tax		Impact on EPS	
£m	2020/21	2019/20	2020/21	2019/20	2020/21	2019/20
Changes in environmental provision	**14**	(402)	**11**	(299)	**0.3 p**	(8.6)p
Transaction costs	**(24)**	—	**(24)**	—	**(0.7)p**	— p
New operating model implementation costs	**(55)**	—	**(44)**	—	**(1.2)p**	— p
Deferred tax arising on the reversal of the reduction in UK corporation tax rate	**—**	—	**—**	(192)	**— p**	(5.6)p
Total	**(65)**	(402)	**(57)**	(491)	**(1.6)p**	(14.2)p

This year we have classified the following items as exceptional:

- **Changes in environmental provisions:** a £14 million credit in relation to a reduction in the environmental provision booked in 2019/20 as exceptional;
- **Transaction costs:** £24 million of transaction costs associated with the acquisition of Western Power Distribution (WPD) and the sale of NECO expected to take place during 2021/22; and
- **New operating model implementation costs:** £55 million of costs in relation to the design and implementation of our new operating model that is designed to transform our operating framework and will be built on a foundation of six business units, as described further on page 2.

In the prior year we classified the £402 million of environmental costs (comprising a £326 million increase in the provision for clean-up related to former manufacturing gas plant facilities, formerly owned or operated by the Group or its predecessor companies and £76 million for the impact of a reduction of 0.5% in the real discount rate applied to the environmental provisions across the Group); and a £192 million impact on deferred tax as a result of the reversal of the provisions of The Finance Act 2016 which reduced the UK corporation tax rate to 17% with effect from April 2020.

We also exclude certain unrealised gains and losses on mark-to-market financial instruments from adjusted profit; see notes 5 and 6 to the financial statements for further information. Net remeasurement gains of £34 million on commodity contract derivatives were incurred in addition to net remeasurement gains of £72 million on financing-related instruments and a further £8 million of remeasurement losses related to our share of post-tax results of joint ventures.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Financial review continued

Timing over/(under)-recoveries

In calculating underlying profit, we exclude regulatory revenue timing over- and under-recoveries and major storm costs (as defined below). Under the Group's regulatory frameworks, most of the revenues we are allowed to collect each year are governed by regulatory price controls in the UK and rate plans in the US. If more than this allowed level of revenue is collected, an adjustment will be made to future prices to reflect this over-recovery; likewise, if less than this level of revenue is collected, an adjustment will be made to future prices in respect of the under-recovery. We also collect revenues from customers and pass these on to third parties (e.g. NYSERDA). These variances between allowed and collected revenues and timing of revenue collections for pass-through costs give rise to over- and under-recoveries.

The following table summarises management's estimates of such amounts for the two years ended 31 March 2021. All amounts are shown on a pre-tax basis and, where appropriate, opening balances are restated for exchange adjustments and to correspond with subsequent regulatory filings and calculations. All amounts are translated at the current year average exchange rate of $1.34:£1.

£m	2020/21	2019/20
Balance at start of year (restated)	261	384
In-year (under)/over-recovery	**(207)**	(137)
Balance at end of year	54	247

In 2020/21, we experienced timing under-recoveries of £88 million in UK Electricity Transmission, £96 million in UK Gas Transmission and £23 million in US Regulated. In calculating the post-tax effect of these timing recoveries, we impute a tax rate, based on the regional marginal tax rates, consistent with the relative mix of UK and US balances.

Major storm costs

We also take account of the impact of major storm costs in the US where the aggregate amount is sufficiently material in any given year. Such costs (net of certain deductibles) are recoverable under our rate plans but are expensed as incurred under IFRS. Accordingly, where the total incurred cost (after deductibles) exceeds $100 million in any given year, we exclude the net costs from underlying earnings. In 2020/21, we experienced around double the number of storm events compared to the prior year, resulting in $201 million of deferrable storm costs, which are eligible for future recovery. In 2019/20 we experienced $98 million of deferrable storm costs. This value fell just below the $100 million threshold and as such was not excluded from our underlying results, even though these costs are also eligible for future recovery.

Segmental operating profit

The tables below set out operating profit on adjusted and underlying bases.

Adjusted operating profit

£m	2020/21	2019/20	Change
UK Electricity Transmission	1,034	1,320	(22)%
UK Gas Transmission	342	348	(2)%
US Regulated	1,313	1,397	(6)%
NGV and Other activities	237	242	(2)%
Total	**2,926**	3,307	(12)%

Underlying operating profit

£m	2020/21	2019/20	Change
UK Electricity Transmission	1,122	1,174	(4)%
UK Gas Transmission	438	402	9 %
US Regulated	1,486	1,636	(9)%
NGV and Other activities	237	242	(2)%
Total	**3,283**	3,454	(5)%

The statutory operating profit increased in the year primarily as a result of the £402 million exceptional charges made in 2019/20, partly offset by adverse movements on timing under-recoveries and higher storm costs. The reasons for the movements in underlying operating profit are described in the segmental commentaries below. Unless otherwise stated, the discussion of performance in the remainder of this financial review focuses on underlying results.

UK Electricity Transmission

£m	2020/21	2019/20	Change
Revenue	3,992	3,702	8 %
Operating costs	(2,965)	(2,386)	24 %
Statutory operating profit	**1,027**	1,316	(22)%
Exceptional items	7	4	75 %
Adjusted operating profit	**1,034**	1,320	(22)%
Timing	88	(146)	(160)%
Underlying operating profit	**1,122**	1,174	(4)%
Analysed as follows:			
Net revenue	1,930	2,174	(11)%
Regulated controllable costs	(291)	(306)	(5)%
Post-retirement benefits	(45)	(48)	(6)%
Other operating costs	(53)	(31)	71 %
Depreciation and amortisation	(507)	(469)	8 %
Adjusted operating profit	1,034	1,320	(22)%
Timing	88	(146)	(160)%
Underlying operating profit	**1,122**	1,174	(4)%

Although ESO is a separate legal entity from National Grid Electricity Transmission plc, we continue to report these two businesses in aggregate, within our UK Electricity Transmission segment.

UK Electricity Transmission statutory operating profit was £289 million lower in the year, mainly due to timing movements. In 2020/21, there were £7 million of exceptional costs related to establishing our new operating model, compared to £4 million of environmental charges in the prior year. Timing under-recoveries of £88 million in 2020/21 compared to over-recoveries of £146 million in 2019/20 are primarily due to lower half-hourly volumes, lower collection of prior year balances and under-recovery of balancing services costs in ESO due to the Balancing Services Use of System (BSUoS) COVID-19 support scheme.

Adjusted operating profit reduced by £286 million (22%), predominantly driven by £234 million adverse year-on-year timing movements. Underlying operating profit decreased by 4%. Net revenues (adjusted for timing) were relatively flat, with higher incentives income, legal settlements, diversion income and the RPI uplift, being offset by the lower re-opener allowances for cyber and data centres and funding for ESO legal separation in 2019/20. Regulated controllable costs were lower, with efficiency savings and the absence of prior period one-off costs partly offset by higher IT costs and COVID-19-related costs. Other costs were higher, mainly relating to customer diversion costs which are offset by higher revenue.

The increase in depreciation and amortisation charges reflects continued investment including a full year charge for Western Link and a benefit from the release of provisions in 2019/20.

UK Gas Transmission

£m	2020/21	2019/20	Change
Revenue	904	927	(2)%
Operating costs	(567)	(580)	(2)%
Statutory operating profit	**337**	347	(3)%
Exceptional items	5	1	400 %
Adjusted operating profit	**342**	348	(2)%
Timing	96	54	78 %
Underlying operating profit	**438**	402	9 %
Analysed as follows:			
Net revenue	671	685	(2)%
Regulated controllable costs	(122)	(127)	(4)%
Post-retirement benefits	(18)	(19)	(5)%
Other operating costs	(24)	(20)	20 %
Depreciation and amortisation	(165)	(171)	(4)%
Adjusted operating profit	**342**	348	(2)%
Timing	96	54	78 %
Underlying operating profit	**438**	402	9 %

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Financial Review

UK Gas Transmission statutory operating profit decreased £10 million in the year. In 2020/21 there were £5 million of exceptional costs related to establishing our new operating model, compared to £1 million of environmental charges in the prior year. Timing under-recoveries of £96 million in 2020/21 compared to £54 million in the prior year primarily as a result of under-collections relating to the new gas capacity charging regime and lower demand, partly offset by a lower return of prior period over-recoveries.

Adjusted operating profit reduced by £6 million (2%), including £42 million year-on-year adverse timing under-recoveries. Underlying operating profit increased by 9%. Net revenue (adjusted for timing) was higher, reflecting the impact of prior year return of Fleetwood allowances and the RPI uplift, partly offset by re-opener allowances (in 2019/20) for cyber and data centres and lower incentives income. Regulated controllable costs were £5 million lower, mainly driven by efficiency savings. Other costs were higher principally due to increased asset decommissioning costs.

US Regulated

£m	2020/21	2019/20	Change
Revenue	9,195	9,205	– %
Operating costs	(7,851)	(8,325)	(6)%
Statutory operating profit	1,344	880	53 %
Exceptional items	3	392	(99)%
Remeasurements	(34)	125	(127)%
Adjusted operating profit	1,313	1,397	(6)%
Timing	23	239	(90)%
Major storm costs	150	–	n/a
Underlying operating profit	1,486	1,636	(9)%
Analysed as follows:			
Net revenue	5,942	5,745	3 %
Regulated controllable costs	(1,905)	(1,871)	2 %
Post-retirement benefits	(97)	(95)	2 %
Bad debt expense	(325)	(231)	41 %
Other operating costs	(1,414)	(1,296)	9 %
Depreciation and amortisation	(888)	(855)	4 %
Adjusted operating profit	1,313	1,397	(6)%
Timing	23	239	(90)%
Major storm costs	150	–	n/a
Underlying operating profit	1,486	1,636	(9)%

US Regulated statutory operating profit increased by £464 million, partly as a result of the £159 million year-on-year favourable movements in commodity contract remeasurements and adverse exchange rate movements, but mainly from the non-recurrence of exceptional charges booked in the prior year. In 2020/21, exceptional charges were lower comprising £17 million of costs related to establishing our new operating model and transaction costs, mostly offset by a £14 million environmental credit (reversal of cost previously booked as exceptional). In 2019/20, £392 million of exceptional charges were incurred for environmental costs related to the clean up of former manufacturing gas plant facilities. Timing under-recoveries of £23 million in 2020/21 compared to timing under-recoveries of £239 million in 2019/20, driven by revenue decoupling, commodity recoveries, partly offset by a higher return of NYSERDA and transmission wheeling prior period balances. Storm costs (deferrable and non-deferrable) were £142 million higher year-on-year. These factors, along with an adverse impact from COVID-19 disruption and a weaker US dollar, resulted in an overall increase in statutory operating profit, but a decrease in adjusted operating profit.

Adjusted operating profit decreased by £84 million (6%), despite £216 million year-on-year favourable timing under-recoveries. In 2020/21, we experienced higher total storm costs compared to 2019/20. In 2020/21, we incurred £150 million of deferrable storm costs, which exceeded our $100 million threshold to qualify as major and be excluded from our underlying results. In 2019/20 we incurred £76 million of deferrable storm costs, which fell below this threshold. Underlying operating profit decreased by 9%. Net revenues (adjusted for timing) increased by £223 million (at constant currency) from the benefits of rate case increments (including Niagara Mohawk and Mass Electric), capital trackers and higher revenues in wholesale networks, but were offset by a £242 million adverse impact from foreign exchange movements. A weaker US dollar decreased underlying operating profit by £66 million in the year. US Regulated controllable costs increased as a result of higher IT costs, inflation, incremental COVID-19 costs, partly offset by cost mitigations and efficiencies. Provisions for bad and doubtful debts increased by £94 million, driven by a further £179 million (2019/20: £117 million) additional provision for receivables related to the impact of COVID-19. Depreciation and amortisation increased due to the growth in assets. Other costs were higher due to increased property taxes and higher non-deferrable storm costs partly offset by lower cost of removal.

NGV and Other activities

£m	2020/21	2019/20	Change
Statutory operating profit	187	237	(21)%
Exceptional items	50	5	900 %
Adjusted operating profit	237	242	(2)%
Timing	–	–	n/a
Underlying operating profit	237	242	(2)%
Analysed as follows:			
NGV	298	269	11 %
Property	22	63	(65)%
Corporate and Other activities	(83)	(90)	(8)%
Underlying operating profit	237	242	(2)%

NGV's statutory operating profits were £29 million higher than 2019/20, with lower depreciation driven by the extension of asset lives at our LNG import terminal at Grain, commencement of operations at our second interconnector (IFA2) between England and France and fair value gains in our US Ventures business. These were partly offset by lower prior year one-off benefits in our legacy French interconnector (IFA1), lower revenues from our declining meter population and a £2 million exceptional charge in relation to establishing our new operating model, compared to a £1 million charge for environmental costs in 2019/20.

In 'other' activities, we incurred an exceptional charge of £25 million related to establishing our new operating model and £24 million of transaction costs for the acquisition of WPD and the sale of NECO, both expected to take place during 2021/22, compared to a £3 million charge for environmental costs in the prior year. In 2020/21, underlying operating profit included net costs of £61 million (including corporate costs), compared to £27 million in 2019/20. The underlying performance of the property business was £41 million lower than prior year reflecting a lower volume of sales compared to 2019/20.

Financing costs and taxation

Net finance costs

Net finance costs (excluding remeasurements) for the year were 10% lower than last year at £942 million, with the £107 million decrease driven by the impact of lower inflation on our RPI-linked debt, new debt issued at lower rates, a higher net debt as a result of asset growth, termination fees incurred in the prior year and favourable foreign exchange movements, partly offset by higher interest on pension and OPEB liabilities and a higher benefit from interest on tax settlements in 2019/20. The effective interest rate of 3.2% on net debt was 90bps lower than the prior year rate of 4.1%.

Joint ventures and associates

The Group's share of net profits from joint ventures and associates reduced by £22 million compared to 2019/20 mainly as a result of lower contributions from BritNed (due to an unplanned outage caused by a cable fault) and lower sales in our St William property joint venture. Our Nemo Link interconnector and National Grid Renewables both showed improved performances.

Tax

The underlying effective tax rate of 21.2% was 130bps higher than last year. The tax charge for 2019/20 benefited from a higher release of reserves following settlement of tax audits relating to earlier years. The Group's tax strategy is detailed later in this review.

Discontinued operations

Last year, we completed the sale of a 39% interest in Quadgas HoldCo Limited (Quadgas), the holding company for Cadent. As described in note 10 to the financial statements, we treated all items of income and expense relating to the disposal of Quadgas within discontinued operations.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Financial review continued

Capital investment, asset growth and Value Added

Value Added is a measure that reflects the value to shareholders of our dividend and the growth in National Grid's regulated and non-regulated assets (as measured in our regulated asset base, for regulated entities), net of the growth in overall debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements.

A key part of our investor proposition is growth in our regulated asset base. The regulated asset base is a regulatory construct, representing the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulatory asset base over the long term and this in turn contributes to delivering shareholder value. Our regulated asset base comprises our regulatory asset value in the UK, plus our rate base in the US. We also invest in related activities that are not subject to network regulation and this further contributes to asset growth.

Capital investment

Capital investment comprises capital expenditure in critical energy infrastructure, equity investments, funding contributions and loans to joint ventures and associates, the acquisition of Geronimo during 2019/20 and, in the case of National Grid Partners, investments in financial assets.

	At actual exchange rates			At constant currency		
£m	2020/21	2019/20	Change	2020/21	2019/20	Change
UK Electricity Transmission	1,072	1,043	3%	1,072	1,043	3%
UK Gas Transmission	176	249	(29)%	176	249	(29)%
US Regulated	3,223	3,228	–%	3,223	3,098	4%
NGV and Other activities	576	885	(35)%	576	867	(34)%
Total	5,047	5,405	(7)%	5,047	5,257	(4)%

Investment in UK Electricity Transmission increased primarily due to Hinkley-Seabank, London Power Tunnels 2 and Smartwires spend. In UK Gas Transmission, investment reduced due to completion of the Feeder 9 gas pipeline replacement project and Peterborough and Huntingdon compressor stations. In the US, investment was up 4% on a constant currency basis, reflecting increased capital expenditure in our US New York electric businesses, mainly damage repair driven by storm activity and accelerated spend in REV (New York's 'Reforming the Energy Vision' programme) and Grid Modernisation; increased investment in wholesale networks (including line and cable relocation in NECO, higher LNG spend and also asset refurbishment in New England Power) and higher IT spend and lease additions, partly offset by reduced investment in downstate New York (gas pipe replacement and mandated gas works) which were impacted by disruptions due to COVID-19. Investment in NGV was significantly lower due to the £209 million acquisition of Geronimo in the prior year, lower investment in IFA2, which became operational this year, reduced cable and converter spend on North Sea Link (Norway), but increased investment in Viking Link (Denmark). In addition, a total amount of £38 million (including joint ventures) was invested by National Grid Partners in 2020/21, compared to £68 million in the prior year.

Asset growth and Value Added

To help readers' assessment of the financial position of the Group, the table below shows an aggregated position for the Group, as viewed from a regulatory perspective. The measures included in the table below are calculated in part from financial information used to derive measures sent to and used by our regulators in the UK and US, and accordingly inform certain of the Group's regulatory performance measures, but are not derived from, and cannot be reconciled to, IFRS.

There are certain significant assets and liabilities included in our IFRS balance sheet, which are treated differently in the analysis below, and to which we draw readers' attention. The UK RAV is higher than the IFRS value of property, plant and equipment and intangibles, principally because of the annual indexation (inflationary uplift) adjustment applied to RAV, compared to the IFRS value of these assets (held at amortised cost). In addition, under IFRS we recognise liabilities in respect of US environmental remediation costs, and pension and OPEB costs. For regulatory purposes, these are not shown as obligations because we are entitled to full recovery of costs through our existing rate plans. The impact of US tax reform in 2017/18 which resulted in a reduction in IFRS deferred tax liabilities, and from a regulatory perspective remains as a future obligation, results in a regulatory liability within US rate base (£1.6 billion at 31 March 2021). In our Value Added calculation, we have recognised an asset to reflect expected future recovery of £282 million COVID-19 related provision for bad and doubtful debts that we have included in 2019/20 and 2020/21. Regulatory IOUs which reflect net over- or under-recoveries compared to our regulatory allowances are treated within this table as obligations but do not qualify for recognition as liabilities (or assets) under IFRS. Adjusted net debt movements exclude the beneficial proceeds from the Cadent disposal in 2019/20 and movements on derivatives which are designated in cash flow hedging arrangements and for which there is no corresponding movement in total assets and other balances. Within our Value Added calculation, total assets and other balances, goodwill and adjusted net debt movement all exclude the impact of reclassifications to held for sale for NECO in 2020/21.

	2020/21			2019/20		
£m	31 March 2021	31 March 2020	Change	31 March 2020	31 March 2019	Change
UK RAV	20,872	20,431	2%	20,431	19,692	4%
US rate base	20,041	18,598	8%	20,644	18,407	12%
Total RAV and rate base	40,913	39,029	5%	41,075	38,099	8%
NGV and Other	4,458	3,942	13%	4,105	3,351	23%
Total assets	45,371	42,971	6%	45,180	41,450	9%
UK other regulated balances[1]	(160)	(368)		(357)	(302)	
US other regulated balances[2]	1,974	1,613		1,791	1,987	
Other balances	(336)	(514)		(514)	(679)	
Total assets and other balances	46,849	43,702	3,147	46,100	42,456	3,644
Increase in goodwill			–			81
Cash dividends			1,413			892
Adjusted net debt movement			(2,752)			(2,577)
Value added			1,808			2,040

1. Includes totex-related regulatory IOUs of £310 million (2020: £411 million), under-recovered timing balances of £150 million (2020: £24 million over-recovered) and under-recovered legacy balances related to previous price controls of £nil (2020: £78 million).
2. Includes assets for construction work-in-progress of £1,639 million (2020: £1,510 million), other regulatory assets related to timing and other cost deferrals of £806 million (2020: £642 million) and net working capital liabilities of £471 million (2020: £361 million).

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Financial Review

Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for opening balance adjustments following the completion of the UK regulatory reporting pack process in 2020 and finalisation of US balances.

During 2020/21, our combined regulated asset base and NGV and Other businesses' assets grew by £2.4 billion or 6% on a constant currency basis compared to an increase of 9% in the prior year. UK RAV growth was 2.2% including RPI indexation of 1.5% while US rate base grew strongly by 8%.

Value Added, which reflects the key components of value delivery to shareholders (i.e. dividend and growth in the economic value of the Group's assets, net of growth in net debt) was £1.8 billion in 2020/21. This was slightly lower than last year's £2.0 billion, with lower US returns and the impact of COVID-19 and higher storm costs, offset by lower interest and improved NGV performance. Of the £1.8 billion value added, £1.4 billion was paid to shareholders as cash dividends and £0.4 billion was retained in the business. The 2019/20 measure excluded any benefit arising from the sale of our 39% interest in Quadgas HoldCo Limited. Value Added per share was 51.3p compared with 58.9p in 2019/20.

Cash flow, net debt and funding

Net debt is the aggregate of cash and cash equivalents, borrowings, current financial and other investments and derivatives (excluding commodity contract derivatives) as disclosed in note 29 to the financial statements. 'Adjusted net debt' used for the RCF/adjusted net debt calculation is principally adjusted for pension deficits and hybrid debt instruments. For a full reconciliation see page 255.

The following table summarises the Group's cash flow for the year, reconciling this to the change in net debt.

Summary cash flow statement

£m	2020/21	2019/20	Change
Cash generated from continuing operations	4,618	4,914	(6)%
Cash capital expenditure and acquisition of investments	(4,920)	(5,098)	(3)%
Dividends from joint ventures and associates	80	75	7 %
Business net cash flow from continuing operations	(222)	(109)	104 %
Net interest paid	(819)	(884)	(7)%
Net tax paid	(157)	(199)	(21)%
Ordinary dividends	(1,413)	(892)	58 %
Other cash movements	14	10	40 %
Net cash flow from continuing operations	(2,597)	(2,074)	25 %
Quadgas sale proceeds	–	1,965	n/a
Discontinued operations	–	(91)	n/a
Net cash flows from other investing and financing transactions	2,692	17	n/a
Increase/(decrease) in cash and cash equivalents	95	(183)	(152)%
Reconciliation to movement in net debt			
Increase/(decrease) in cash and cash equivalents	95	(183)	(152)%
Less: net cash flows from other investing and financing transactions	(2,692)	(17)	n/a
Cash and borrowings reclassified to held for sale	1,119	–	n/a
Other non-cash movements in net debt	1,522	(1,387)	(210)%
Increase in net debt	44	(1,587)	(103)%
Net debt at start of year	(28,590)	(26,529)	8 %
Impact of adoption of IFRS 16	–	(474)	n/a
Net debt at end of year	(28,546)	(28,590)	(0.2)%

Cash flow generated from continuing operations was £4.6 billion, £296 million lower than last year, mainly due to adverse timing and increased storm costs, lower cash collections, lower revenues and incremental costs as a result of COVID-19, higher spend on provisions, the impact of year-on-year exchange rate movements, offset by favourable working capital inflows on payables. Cash expended on investment activities decreased as a result of lower investment in UK Gas Transmission and NGV (including last year's acquisition of Geronimo) and movements in capex prepayments and accruals. Net interest paid decreased in spite of the growth in net debt as a result of lower rates and hybrid termination fees incurred in 2019/20. The Group made net tax payments of £157 million during 2020/21. A 17% scrip take-up in the year reduced the cash dividend to £1,413 million, but this was £521 million higher than in 2019/20, when the scrip take-up was 46%. In 2019/20, proceeds of £1,965 million (plus £6 million of interest) from the Quadgas HoldCo Limited disposal, were partly offset by outflows for residual provisions and accruals classified within discontinued operations. Non-cash movements primarily reflect changes in the sterling-dollar exchange rate, accretions on index-linked debt, finance lease additions and other derivative fair value movements. Closing net debt of £28.5 billion excludes £1.1 billion of net debt in NECO which was reclassified as held for sale on 31 March 2021.

During the year we raised over £5.6 billion of new long-term senior debt to refinance maturing debt and to fund a portion of our significant capital programme. The new bonds issued include further borrowings under our Green Financing Framework. We also used this framework to agree £539 million of ECA financing for our Viking interconnector. As at 30 April 2021, we have £6.0 billion of undrawn committed facilities available for general corporate purposes, all of which have expiry dates beyond June 2023.

In March 2021, Moody's, S&P and Fitch all downgraded the senior unsecured credit ratings of National Grid plc and the majority of our rated operating subsidiaries by one notch. This action reflected the agencies' assessment that Group cash flow metrics would, for several years, no longer meet the thresholds previously expected. This reflected the combined impacts of the COVID-19 pandemic, increased levels of capital investment, delays to rate increases in our US operations and the cash flow impacts of the new RIIO-2 price control in the UK.

The Board has considered the Group's ability to finance normal operations as well as funding a significant capital programme, in light of the disruption caused by COVID-19. This includes stress-testing of the Group's finances under a 'reasonable worst case' scenario, assessing the impact of the acquisition of WPD (and any penalties if the transaction did not proceed), the timing of the NECO and National Grid Gas plc transactions, and the further levers at the Board's discretion to ensure our businesses are adequately financed. As a result, the Board has concluded that the Group will have adequate resources to do so.

Financial position

The following table sets out a condensed version of the Group's IFRS balance sheet.

Summary balance sheet

£m	31 March 2021	31 March 2020	Change
Goodwill and intangibles[1]	6,031	7,007	(14)%
Property, plant and equipment[1]	47,043	49,762	(5)%
Assets and liabilities held for sale	1,989	–	n/a
Other net assets/(liabilities)	(328)	(414)	(21)%
Tax balances[1]	(4,817)	(4,365)	10 %
Net pension asset/(liabilities)	715	(953)	(175)%
Provisions	(2,227)	(2,654)	(16)%
Net debt	(28,546)	(28,590)	(0.2)%
Net assets	19,860	19,793	– %

1. Comparative amounts have been revised as described in note 1F.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Financial review continued

Property, plant and equipment increased as a result of the continuing capital investment programme, offset by foreign exchange losses and reclassifications to held for sale. Assets held for sale comprises assets and liabilities of NECO, which we expect to sell during 2021/22 (see note 10 to the financial statements). Net pension liabilities reduced in the US as a result of higher asset valuations and foreign exchange movements, partly offset by lower net pension assets in the UK as a result of lower discount rates. Provisions decreased principally as a result of continued spend against environmental and other provisions recognised in previous years and foreign exchange movements. Other movements are largely explained by net working capital inflows and changes in the sterling-dollar exchange rate.

Regulatory gearing, measured as net debt as a proportion of total regulatory asset value and other business invested capital, was 65% as at 31 March 2021. This was up from 63% at the previous year-end. Taking into account the benefit of our hybrid debt, adjusted gearing as at 31 March 2021 was 63% and remains appropriate for the current overall Group credit rating of BBB+/Baa1 (S&P/Moody's).

Retained cash flow as a proportion of adjusted net debt was 6.6%. This is slightly below the long-term average level of 7% indicated by Moody's, as consistent with maintaining our current Group rating, although the metric this year has been impacted by a below average level of uptake of the scrip dividend option, alongside increased costs related to the COVID-19 pandemic, timing outflows and high levels of storm costs. The funds from operations to debt metric was 11.7%, in the middle of the target range for the current rating.

Off-balance sheet items

There were no significant off-balance sheet items other than the commitments and contingencies detailed in note 30 of the financial statements.

Economic returns

In addition to Value Added, one of the principal ways in which we measure our performance in generating value for shareholders is to divide regulated financial performance by regulatory equity, to produce Return on Equity (RoE).

As explained on page 255, regulated financial performance adjusts reported operating profit to reflect the impact of the Group's various regulatory economic arrangements in the UK and US. In order to show underlying performance, we calculate RoE measures excluding exceptional items of income or expenditure.

Group RoE is used to measure our performance in generating value for our shareholders by dividing regulated and non-regulated financial performance, after interest and tax, by our measure of equity investment in all our businesses, including the regulated businesses, NGV and Other activities and joint ventures.

Regulated RoEs are measures of how the businesses are performing compared to the assumptions and allowances set by our regulators. US and UK regulated returns are calculated using the capital structure assumed within their respective regulatory arrangements and, in the case of the UK, assuming 3% RPI inflation. As these assumptions differ between the UK and the US, RoE measures are not directly comparable between the two geographies. In our performance measures, we compare achieved RoEs to the level assumed when setting base rate and revenue allowances in each jurisdiction.

Return on Equity

£m	2020/21	2019/20	Change
UK Electricity Transmission	13.9%	13.5%	40bps
UK Gas Transmission	9.6%	9.8%	-20bps
UK weighted average	12.6%	12.4%	20bps
US Regulated	7.2%	9.3%	-210bps
Group Return on Equity[1]	10.6%	12.0%	-140bps

1. Group RoE in 2019/20 has been recalculated as 12.0% (previously 11.7%), reflecting the revision to decrease the comparative goodwill balance (see note 1F for details).

The overall weighted average RoE for the two UK transmission businesses was 12.6%, representing 250bps outperformance of the base allowed return. Electricity Transmission performance increased in the year with improved incentives performance and legacy recoveries, partly offset by a marginally lower totex performance than in 2019/20. Gas Transmission return decreased by 20bps due to reduced totex performance, with higher than allowed costs incurred for delivering key projects.

During the year, the financial performance of the US regulated business was impacted by additional costs of COVID-19, and a greater number of storms, with our achieved RoE decreasing by 210bps to 7.2% (excluding COVID-19 related bad debts). The achieved RoE represents 76% of the weighted average allowed return across all jurisdictions. US returns are not affected by the COVID-19-related bad debt provisions recognised in 2020/21 and include an adjustment reflecting our expectation for future recovery of these bad debt costs.

Overall Group RoE, which incorporates Property, Corporate and Other, and financing performance was 10.6%, lower than 2019/20.

Tax transparency

As a responsible taxpayer, we have voluntarily included additional tax disclosures, which we believe are of significant interest to many of our stakeholders.

Tax strategy

National Grid is a responsible taxpayer. Our approach to tax is consistent with the Group's broader commitments to doing business responsibly and upholding the highest ethical standards. This includes managing our tax affairs, as we recognise that our tax contribution supports public services and the wider economy. We endeavour to manage our tax affairs so that we pay and collect the right amount of tax, at the right time, in accordance with the tax laws in all the territories in which we operate. We will claim valid tax reliefs and incentives where these are applicable to our business operations, but only where they are widely accepted through the relevant tax legislation such as those established by government to promote investment, employment and economic growth. We do not have operations in tax havens or low tax jurisdictions without commercial purpose.

We have a strong governance framework and our internal control and risk management framework helps us manage risks, including tax risk, appropriately. We take a conservative approach to tax risk. However, there is no prescriptive level or pre-defined limit to the amount of acceptable tax risk.

Our financial statements, including the tax note have been audited. The figures in the tax transparency disclosures in the Annual Report and Accounts have been taken from our financial systems, which are subject to our internal control framework.

We act with openness and honesty when engaging with relevant tax authorities and seek to work with tax authorities on a real-time basis. We engage proactively in developments of external tax policy and engage with relevant bodies where appropriate. Ultimate responsibility and oversight of our tax strategy and governance rests with the Finance Committee, with executive management delegated to our Chief Financial Officer who oversees and approves the tax strategy on an annual basis. For more detailed information, please refer to our published global tax strategy on our website.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Financial Review

Country-by-country reporting summary

We have disclosed in the table below data showing the scale of our activities in each of the countries we operate in. This allows our stakeholders to see the profits earned, taxes paid and the context of those payments.

2020/21	Revenue					
Tax jurisdiction	Unrelated party £m	Related party[1] £m	Total £m	Profit/(loss) before income tax[2] £m	Income tax accrued – current year[3] £m	Tangible assets[4]/(liabilities) other than cash and cash equivalents £m
United Kingdom	5,482	106	**5,588**	1,718	213	20,796
United States	9,297	43	**9,340**	341	3	26,247
Isle of Man	–	15	**15**	23	–	–
Luxembourg	–	–	**–**	1,667	–	–
Netherlands	–	52	**52**	1	–	–
Cross-border consolidation	–	–	**–**	(1,667)	–	–
Total	14,779	216	**14,995**	2,083	216	47,043

2019/20	Revenue					
Tax jurisdiction	Unrelated party £m	Related party[1] £m	Total £m	Profit/(loss) before income tax[2] £m	Income tax accrued – current year[3] £m	Tangible assets[4]/(liabilities) other than cash and cash equivalents £m
United Kingdom	5,282	113	**5,395**	1,821	179	19,940
United States	9,258	82	**9,340**	(82)	(2)	29,822
Ireland	–	–	**–**	–	–	–
Isle of Man	–	16	**16**	3	–	–
Luxembourg	–	–	**–**	–	–	–
Netherlands	–	55	**55**	12	–	–
Total	14,540	266	**14,806**	1,754	177	49,762

1. Related party revenue only includes cross-border transactions.
2. Profit/(loss) before income tax from continuing operations after exceptionals.
3. See the tax charge to tax paid reconciliation below for further information.
4. Tangible assets are comprised of property, plant and equipment.

Our Hong Kong entity is UK tax resident, our entities in Australia and Canada are dormant and our entities in Ireland and Jersey are in liquidation. Therefore, those jurisdictions have not been included in the table above.

Our Isle of Man company is a captive insurance company which is treated as a controlled foreign company for UK tax purposes and as such UK corporation tax is paid on its profits by National Grid. In the Netherlands, we have a finance company which raised external finance for the Group and is taxed on its profits in the Netherlands at the corporate tax rate of 25%.

As part of our response to the Labour Party's proposal to nationalise nearly all of National Grid's UK assets we implemented measures, which included a Luxembourg holding company, in order to strengthen our ability to get a fair value for the assets in the event of a nationalisation. This holding company's profits consist of dividends offset by impairments both of which are not taxable, and these are being eliminated for Group purposes in the row 'cross-border consolidation'.

Transfer pricing is not a significant issue for the Group since there are limited transactions between Group companies, but any transactions between related parties are made on an arm's-length basis and aligned to OECD principles.

Group's total tax charge to tax paid

The total tax charge for the year disclosed in the financial statements in accordance with accounting standards and the equivalent total corporate income tax paid during the year will differ.

The principal differences between these two measures are as follows:

Reconciliation of Group's total tax charge to tax paid

£m	2020/21	2019/20
Total Group tax charge	**442**	480
Adjustment for Group non-cash deferred tax	**(218)**	(348)
Adjustments for Group current tax (charge)/credit in respect of prior years	**(8)**	45
Group current tax charge	**216**	177
Group tax instalment payments payable in respect of the prior year	**–**	78
Group tax instalment payments (repayable)/payable in the following year	**(7)**	5
Tax recoverable offset against current tax payments due[1]	**(55)**	47
Group tax refunds in respect of prior years paid in the current year	**(8)**	(113)
Group tax payments relating to tax disclosed elsewhere in the financial statements	**11**	5
Group tax paid	**157**	199
Profit before income tax[2]	**2,083**	1,754
	%	%
Effective cash tax rate	**7.5**	11.3
Effective tax rate (note 7)	**21.2**	27.4

1. Tax recoverable offset against current tax payments due relates to reduced current year UK instalment payments to utilise overpayments in prior years.
2. Profit/(loss) before income tax from continuing operations after exceptionals.

Effective cash tax rate

The effective cash tax rate for the Group is 7.5%. The difference between this and the accounting effective rate of 21.2% (see note 7 on page 152) is due to the following factors.

National Grid is a capital-intensive business, across both the UK and the US, and as such invests significant sums each year in its networks. In 2020/21 total capital expenditure was £4,931 million. To promote investment, tax legislation allows a deduction for qualifying capital expenditure at a faster rate than the associated depreciation in the statutory accounts. The impact of this is to defer cash tax payments into future years.

In the current period, the US federal taxable income was offset by brought-forward Net Operating Losses which primarily arose from deductions for qualifying capital expenditure incurred by National Grid in earlier years. Hence no significant federal tax payments were made in the current period.

In the current year, we made reduced cash tax payments in the UK (£158 million) to utilise tax recoverable from earlier years.

The Group continued to make significant payments into the UK defined benefit pension schemes, National Grid UK Pension Scheme and National Grid Electricity Group of the Electricity Supply Pension Scheme during the course of the year. These payments have further reduced the overall cash tax paid in the UK.

National Grid plc Annual Report and Accounts 2020/21

Financial review continued

Strategic Report

Group's total tax contribution

The total amount of taxes we pay and collect globally year-on-year is significantly more than just the tax which we pay on our global profits. To provide a full picture we have disclosed the Group's global total tax contribution.

Group's total tax contribution 2020/21 (taxes paid/collected)

Taxes borne



Key:

	£m
People	168
Product	189
Profit	157
Property	1,041
Miscellaneous	10
Total	**1,565**

Taxes collected



Key:

	£m
People	563
Product	709
Miscellaneous	2
Total	**1,274**

2020/21	Tax contribution					
Tax jurisdiction	Income tax paid/ (repaid) on cash basis[1] £m	Property taxes £m	Other taxes borne £m	Taxes collected £m	**Total tax contribution £m**	Number of employees[2] as at 31 March 2021
United Kingdom	158	225	58	672	**1,113**	6,657
United States	(1)	816	309	602	**1,726**	17,026
Ireland	–	–	–	–	**–**	–
Isle of Man	–	–	–	–	**–**	–
Luxembourg	–	–	–	–	**–**	–
Netherlands	–	–	–	–	**–**	–
Total	157	1,041	367	1,274	**2,839**	23,683

1. See the tax charge to tax paid reconciliation above for further information.
2. Number of employees is calculated as the total National Grid workforce across all parts of the business including Non-executive Directors and Executive Directors. All are active, permanent employees as well as both full-time and part-time employees.

2019/20	Tax contribution					
Tax jurisdiction	Income tax paid/ (repaid) on cash basis[1] £m	Property taxes £m	Other taxes borne £m	Taxes collected £m	**Total tax contribution £m**	Number of employees[2] as at 31 March 2020
United Kingdom	306	226	57	586	**1,175**	6,321
United States	(107)	850	303	573	**1,619**	16,748
Ireland	–	–	–	–	**–**	–
Isle of Man	–	–	–	–	**–**	–
Luxembourg	–	–	–	–	**–**	–
Netherlands	–	–	–	–	**–**	–
Total	199	1,076	360	1,159	**2,794**	23,069

1. See the tax charge to tax paid reconciliation above for further information.
2. Number of employees is calculated as the total National Grid workforce across all parts of the business including Non-executive Directors and Executive Directors. All are active, permanent employees as well as both full-time and part-time employees.

For 2020/21 our total tax contribution globally was £2,839 million (2019/20: £2,794 million), taxes borne were £1,565 million (2019/20: £1,635 million) and taxes collected were £1,274 million (2019/20: £1,159 million). Our total tax contribution has increased in the year due to higher tax collected in 2020/21 in respect of both people and product taxes. The total taxes borne by the Group have fallen slightly, due to a fall in profit taxes.

Two thirds of the tax borne by the Group continues to be in relation to property taxes, of which £816 million are paid in the US across over 1,100 cities and towns in Massachusetts, New Hampshire, New York, Rhode Island and Vermont. These taxes are the municipalities' principal source of revenue to fund school districts, police and fire departments, road construction and other local services.

In the UK we participate in the 100 Group's Total Tax Contribution Survey. The survey ranks the UK's biggest listed companies in terms of their contribution to the total UK government's tax receipts. The most recent results of the survey for 2019/20 ranks National Grid as the 19th highest contributor of UK taxes (2018/19: 21st), 11th in respect of taxes borne (2018/19: 18th) and 6th in respect of capital expenditure (£1,663 million) on fixed assets (2018/19: 5th). Our ranking in the survey is proportionate to the size of our business and capitalisation relative to the other contributors to the survey.

However, National Grid's contribution to the UK and US economies is broader than just the taxes it pays over to and collects on behalf of the tax authorities.

Both in the UK and the US we employ thousands of individuals directly. We also support jobs in the construction industry through our capital expenditure, which in 2020/21 was £4,931 million, as well as supporting a significant number of jobs in our supply chain.

Furthermore, as a utility we provide a core essential service which allows the infrastructure of the country/states we operate in to run smoothly. This enables individuals and businesses to flourish and contribute to the economy and society.

Development of future tax policy

We believe that the continued development of a coherent and transparent tax policy across the Group is critical to help drive growth in the economy.

We continue to engage on consultations with policymakers where the subject matter of which impacts taxes borne or collected by our business, with the aim of openly contributing to the debate and development of tax legislation for the benefit of all our stakeholders.

To ensure that the needs of our stakeholders are considered in the development of tax policy we are a member of a number of industry groups which participate in the development of future tax policy, such as the Electricity Tax Forum and CBI Employment Taxes Working Group, together with the 100 Group in the UK, which represents the views of Finance Directors of FTSE 100 companies and several other large UK companies. We undertake similar activities in the US, where the Group is an active member in the Edison Electric Institute, the American Gas Association, the Global Business Alliance, the American Clean Power Association, the Energy Storage Association and the Solar Energy Industries Association.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Financial Review

Feedback from these groups, such as the results of the 100 Group Total Tax Contribution survey, and consideration of third party reporting frameworks like the GRI (Global Reporting Initiative) helps to ensure that we consider the needs of our stakeholders and are engaged at the earliest opportunity on tax issues which affect our business.

Pensions

In 2020/21, defined benefits pensions and other post-retirement benefits operating costs remained broadly flat year on year at £197 million (2019/20: £196 million). Employer contributions during the year were £274 million (2019/20: £327 million), including £88 million (2019/20: £86 million) of deficit contributions.

During the year, our pensions and other post-retirement benefit schemes moved from being in a net deficit position of £953 million at 31 March 2020 to a net surplus position of £715 million at 31 March 2021. This was principally the result of actuarial gains on plan assets of £2.6 billion (as a result of higher investment returns), partly offset by actuarial losses on plan liabilities of £1.1 billion (reflecting lower discount rates from corporate bond yields and higher expectations for long-term RPI inflation) and exchange rate movements. As at 31 March 2021, the total UK and US assets and liabilities and the overall net IAS 19 (revised) accounting surplus (2019/20: deficit) is shown below. Further information can be found in note 25 to the financial statements.

Net pension and other post-retirement obligations

	UK	US	Total
Plan assets (£m)	14,680	9,708	24,388
Plan liabilities (£m)	(13,645)	(10,028)	(23,673)
Net surplus/(deficit) (£m)	1,035	(320)	715

As at 31 March 2021, we recognised £1,109 million of UK pension assets, £371 million of US pension assets and £267 million of US other post-retirement benefit plan assets.

In December 2020, the Trustees of the NGUKPS exchanged £0.8 billion (2020: £4.4 billion) of gilts for a buy-in transaction. This follows two similar arrangements entered into in the previous year. These policies provide bulk annuities in respect of some pensioner and dependant members of NGUKPS and were funded by existing assets. All policies are held by the Trustee. For each transaction, the pricing of the policies was highly competitive; however, under IAS 19 the methodology for calculating the value of the buy-ins (as an asset held by the pension plan) differs from the price paid. This resulted in the recognition of actuarial losses on purchase of £0.1 billion (2020: £0.7 billion), recorded within the consolidated statement of other comprehensive income.

Dividend

The Board has recommended an increase in the final dividend to 32.16p per ordinary share ($2.2812 per American Depository Share) which will be paid on 18 August 2021 to shareholders on the register of members as at 4 June 2021. If approved, this will bring the full year dividend to 49.16p per ordinary share, an increase of 1.2% over the 48.57p per ordinary share in respect of the financial year ended 31 March 2020. This is in line with the increase in average UK RPI inflation for the year ended 31 March 2021 as set out in our previous dividend policy. In March 2021, we reconfirmed our dividend policy, but with an amended aim of growing the ordinary dividend per share from 2021/22 at least in line with the rate of CPIH inflation each year.

At 31 March 2021, National Grid plc had £9.9 billion of distributable reserves, which is sufficient to cover more than four years of forecast Group dividends. If approved, the final dividend will absorb approximately £1,141 million of shareholders' funds. This year's dividend is covered approximately 1.2x by underlying earnings.

The Directors consider the Group's capital structure and dividend policy at least twice a year when proposing an interim and final dividend and aim to maintain distributable reserves that provide adequate cover for dividend payments.

New accounting standards

We did not adopt any new accounting standard in 2020/21. Amendments to certain existing accounting standards were adopted during the year, but these had no material impact on the Group's results or financial statement disclosures.

Post balance sheet events

In the period between 1 April 2021 and 19 May 2021, there have been no significant post balance sheet events.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Principal operations – UK

Our UK business performed well in 2020/21 as we maintained our focus on safe, customer-led, reliable, innovative and efficient operations.

Our UK performance

Measure	2020/21	2019/20	2018/19
Return on Equity (%)	12.6	12.4	12.4
Statutory operating profit (£m)	1,364	1,663	1,045
Underlying operating profit (£m)	1,560	1,576	1,433
Adjusted operating profit (£m)	1,376	1,668	1,318
RIIO-T1 customer savings (£m)	120	128	101

Capital expenditure (£m)	1,248	1,292	1,233
Asset growth (%)	2.2	3.8	3.6

Customer satisfaction: ET
(out of 10)

8.4
(2019/20: 8.2)

Customer satisfaction: GT
(out of 10)

8.2
(2019/20: 8.0)

Customer satisfaction: ESO
(out of 10)

7.5
(2019/20: 7.6)

Highlights

Our UK business performed well in 2020/21 as we maintained our focus on safe, customer-led, reliable, innovative and efficient operations.

Our safety ambition is to always do the right thing regarding safety. Our strategy is to be proactive in our safety management by engaging our leaders and employees and implementing a consistent and simple risk-based approach. To support this ambition, we are focusing more on leading indicators that measure our positive efforts on safety management to help prevent incidents, while continuing to track more traditional lagging indicators. Our Safety Survey results demonstrate that we have made excellent progress towards our safety ambition.

As at 31 March 2021, our LTIFR was 0.04. This is better than our UK target of <0.10 and is our best ever LTIFR performance. Our Gas Capital Delivery business worked nearly two years, over two million person hours of complex construction activity, without having an LTI. This outstanding result was driven by a relentless focus on the work we do and commitment to keeping one another safe.

Our operations during the year have taken place against a backdrop of responding to the global COVID-19 pandemic, ensuring that the UK business, at all levels, had the necessary information and safeguards in place. We have enabled our non-operational employees who can work from home to do so and ensured our operational teams are able to work in COVID-secure environments. Working with the government, Public Health England, our health care provider and trade unions, we protected the welfare and health of our workers while maintaining safe networks.

We installed living pods at our Warwick campus and colleagues in our Transmission Network Control Centre moved into the accommodation to minimise the risk of exposure to COVID-19 and to keep the country's power going during the pandemic.

We delivered a good year of returns, with a Return on Equity of 12.6%. Statutory operating profit and underlying operating profit were lower at £1,364 million and £1,560 million respectively.

Enable the energy transition for all

We have committed to reducing our direct emissions to net zero by 2050 and to increase our influence to support the overall industry-wide transition to a low-carbon future. We have developed solutions to enable the rollout of a strategic backbone for electric vehicles throughout the UK and are working in partnership with industry to develop CCUS solutions.

Our original RIIO-2 business plans were developed following our largest ever engagement exercise to date, with customers, industry stakeholders, businesses and household bill payers across the country. Our plans included investment to maintain network reliability and provide flexibility and optionality for the UK to achieve net zero greenhouse gas emissions by 2050. Final Determinations were published by Ofgem in December 2020 and we broadly accepted the majority of the package for the Electricity and Gas Transmission businesses. We have submitted a technical appeal to the Competition and Markets Authority (CMA) regarding Ofgem's proposed cost of equity and outperformance wedge. The CMA has given permission for our appeal on both points and expects to reach a decision later in 2021.

Deliver for our customers efficiently

We work with our customers to meet their needs and deliver successful outcomes for all parties. We were pleased to see continued improvement in our CSAT scores in our ET and GT businesses, achieving scores of 8.4 (2019/20: 8.2) and 8.2 (2019/20: 8.0) respectively. For the ESO, our CSAT score in 2020/21 was 7.5 (2019/20: 7.6).

Gas started flowing through our Feeder 9 pipeline under the Humber Estuary in December 2020. The pipeline is a vital piece of infrastructure, transporting around a quarter of UK gas supplies. It also entered the Guinness Book of Records as the world's longest hydraulically inserted pipeline at 4.96km. Ofgem is minded to approve the vast majority of the funding for our Peak East Visual Impact Provision project, subject to further consultation. This is a project to remove eight pylons and approximately 2km of existing overhead lines.

In November 2019, our ET business awarded a five-year framework agreement to a US power flow control technology company, Smart Wires. We will be the first electricity transmission utility in the world to use this technology. We are working with Smart Wires to install 48 SmartValve devices at three substations on five circuits on the electricity transmission network. This agreement will help to decarbonise the UK electricity network by enabling greater volumes of renewable energy to be efficiently transferred to customers using modular power flow control technology to increase power transfer capability by making better use of its existing network. This is done with minimal impact on communities and the environment. It allows National Grid to deliver more clean and affordable energy to customers, reflecting our efforts to lead the way in supporting net zero ambitions through harnessing innovative solutions.

Grow our organisational capability

We launched ConnectNow, a new innovative online application and project management system, streamlining the process of connection to the grid. We worked closely with customers to build and launch the one stop customer portal for electricity connection customers, providing a clear, intuitive, real-time interface whilst also providing transparency throughout their connection journey.

The Western Link, the submarine HVDC link between England and Scotland operated with our Joint Venture partner Scottish Power Transmission, transmitted 6,245 GWh of green energy with a total energy availability of 92%. The link was unavailable for 653.9 hours as a result of a single onshore transmission cable fault during February 2021. In January 2021, Ofgem announced that it had launched an investigation to review the performance of the Joint Venture in delivering the cable and examine potential breaches relating to the operation of the cable. We continue to fully engage with Ofgem in relation to the investigation.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Principal operations – UK



Scan here to view our story

Green collar jobs: Faris Jaweed – Greening up the gas network

I'm part of the team working on the Gas Ten Year Statement. In it we discuss and set out how we intend to operate the gas transmission network over the next decade, which should lead to changes that will play a part in ensuring a safe, secure and sustainable energy future for Great Britain. It considers ways to use our assets to meet net zero – this is a major focus of the initiative.

You won't find many other careers that offer the same level of satisfaction while being incredibly interesting and challenging, and helping to create a cleaner energy UK.

Faris' green life changes: more cycling and less eating meat and fish.

Empower colleagues for great performance

The wellbeing of our workforce is important to us. 32% of our UK employees have undertaken mental health related training courses to date, an increase of 4% since last year.

Our ONE employee resource group (ERG) was awarded the title of Top Network Group at the 2020 Ethnicity Awards. ONE has been commended for its inclusion and diversity education and training, the many initiatives and events it has organised, and for growth of membership in a difficult year. We were also placed in the top 10 in the Outstanding Employer category. The awards are a prime example of the positive impact our ERGs have. Our Enabling ERG supported the Purple Light Up events, organised by our EmployAbility interns as part of a global effort to highlight the economic contribution of employees with disabilities.

Looking ahead

The Energy White Paper will be critical to providing further policy detail needed to ensure we can get on with the delivery of net zero. We are pleased to see the progression on what is needed to deliver the important ambitions on offshore wind, interconnectors, hydrogen, CCUS heat and transport decarbonisation: delivering ambitious electricity commitments through a commitment to deliver 40 GW of offshore wind by 2030, including 1 GW of floating wind; investing £1 billion in state-of-the-art carbon capture storage by 2030; and kick-starting the hydrogen economy by working with industry to aim for 5 GW of production by 2030, backed up by a new £240m net zero Hydrogen Fund for low-carbon hydrogen production.

We were pleased to receive £9 million of funding through Ofgem's Network Innovation Competition for our FutureGrid programme, which will test the possibilities of using hydrogen on the gas transmission system. The programme aims to build a hydrogen test facility, carry out initial hydrogen testing, explore ways to separate hydrogen from natural gas and demonstrate the impact of hydrogen on compressors.

On 18 March 2021, National Grid announced that it had agreed to acquire WPD from PPL subject to certain regulatory approvals and that it will commence a process later this year for the sale of a majority stake in National Grid Gas plc, the owner of the national gas transmission system, which would be expected to complete in the second half of 2022.

nationalgridESO

As the legally separate Electricity System Operator (ESO) for Great Britain, we are in a privileged position at the heart of the energy system, balancing electricity supply and demand second by second.

In response to COVID-19, we took a number of measures to protect our control room colleagues in critical roles, introducing new layouts, enforcing social distancing, adding new hygiene measures and new shift patterns with teams permanently split across different sites. Our non-operational colleagues have adapted to working remotely and these steps have further increased the resilience of our operations, meaning that throughout the pandemic we have been able to protect our colleagues and fulfil our critical role.

Societal changes due to COVID-19, coinciding with 2020 having the sunniest spring on record in the UK, led to significant impacts on electricity in Great Britain. At times, demand fell to 20% below expected levels and zero-carbon sources have made up their largest ever share of the power mix, meaning keeping the power system stable required more interventions than ever before. High levels of generation and low demand can raise the risk of oversupply and reduce the system's resilience to sudden changes in frequency. To overcome these challenges, we developed a series of new electricity market services to help balance the system. In May 2020, we launched Optional Downward Flexibility Management – a temporary marketplace to manage reduced demand and in October 2020, Dynamic Containment went live – a new fast frequency response service. In collaboration with industry, we made progress on our Pathfinder projects, identifying how we can replace the voltage, stability and constraint management services provided by fossil fuel generation with new, greener approaches.

2020 was the greenest year on record for the electricity system, with average carbon intensity reaching a new low. Great Britain saw its longest run of generating electricity without using coal since the industrial revolution, almost 68 days (1,630 hours) between 10 April and 16 June 2020. May 2020 was the greenest month on record with average carbon intensity of 143 gCO_2/kWh and the lowest carbon intensity ever seen on the system – 46 gCO_2/kWh on 24 May 2020. The record for highest ever level of wind generation was broken on 13 February 2021 at 17.5 GW, and on 26 August 2020, wind contributed to 59.9% of the electricity mix, the highest ever. On 20 April 2020, solar power set new records for its highest ever level of generation (9.7 GW) and its highest share in the mix (34%).

We are pleased that Ofgem recognised our RIIO-2 business plan as ambitious and agreed to fund us for the activities we want to deliver, approving £504m (98%) of the costs we set out for the first two years. Ofgem has listened to our feedback and our stakeholders' feedback and made changes to the regulatory framework that will set us up to transform our role, deliver our ambitious plans and facilitate the transition to a zero-carbon electricity system. Over the five-year RIIO-2 period, the activities set out in our business plan will generate net benefits of around £2 billion for consumers, lowering average annual consumer bills by around £3.

On 21 January 2021, Ofgem published its Review of GB energy system operation. We are working closely with the government, regulator and industry to explore what changes will be needed to achieve net zero.

Following the closure of the Energy Emergency Executive Committee and Ofgem investigations into the events of 9 August 2019, the ESO has been working to deliver the recommendations outlined by both reports.

In 2017, the ESO did not meet its obligation to provide accurate and unbiased 7-day-ahead electricity demand forecasts. Following an investigation by Ofgem, the ESO made a payment of £1.5 million into Ofgem's voluntary redress fund to support vulnerable energy consumers and innovation.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Principal operations – US

In the US, in 2020/21 we performed well despite the widespread effects of COVID-19, the political divide and social unrest transpiring across the country. We renewed our focus on safety and storm response and progressed toward a clean energy future.

Our US performance

Measure	2020/21	2019/20	2018/19
Return on Equity (£m)	**7.2**	9.3	8.8
Statutory operating profit (£m)	**1,344**	880	1,425
Underlying operating profit (£m)	**1,486**	1,636	1,594
Adjusted operating profit (£m)	**1,313**	1,397	1,724

Capital expenditure (£m)	**3,223**	3,228	2,650
Asset growth (%)	**7.8**	12.2	9.2
Rate base* (£m)	**20,041**	20,644	17,565

* US rate base is as previously reported at historical exchange rates.

US Residential – Customer Trust Advice

66.2%

(2019/20: 59.8%)

Highlights

In the US, in 2020/21 we performed well despite the widespread effects of COVID-19, the political divide and social unrest transpiring across the country. We renewed our focus on safety and storm response, progressed toward a clean energy future, set goals for operating as a responsible business, and reinvested in an inclusive culture and a fully diverse workforce.

We met the challenge of enabling our employees to continue working safely during the pandemic, while providing the energy services our customers depend upon. Implementing COVID-19 safety procedures, technology advances and employee guidance helped employees navigate safely through these unprecedented times. A safe work guide and weekly severity level summaries were provided to safely continue operations throughout the pandemic. Technology improvements were made by deploying programmes like Microsoft Teams, Zscaler and document sharing, which enabled collaborative work environments from the safety of our homes. While many organisations decided not to proceed with their internship and hiring programmes due to the pandemic, we found innovative ways to make virtual hiring, onboarding and internships work.

COVID-19 compelled us to provide more support to the communities we serve. National Grid and The National Grid Foundation collectively provided nearly $3 million in COVID-19 relief throughout the communities where we live and work. We were also able to stimulate the local economy through our Manufacturing Productivity Program, which provided funding to companies across New York helping fight the virus. By awarding over $100,000 in grants to various New York manufacturers like Applied DNA Sciences and Precision Valve and Automation, these producers were able to retool their businesses in order to produce critical equipment, therapeutics and diagnostics for health care workers and patients.

We have experienced some of the most impactful storms we have seen in almost 20 years. Hurricane Isaias and the October Micro-Burst/Tornado/Derecho took their place on the US National Grid Top Ten storm list as some of the most severe weather events to affect our customers. Even after taking into account COVID-19 adjustments made early on to accommodate the Center for Disease Control (CDC) and other restrictions, our storm response performance has remained focused and steady. Our efforts around recovery and response continued to be recognised across the industry, receiving multiple awards in 2020 from the Edison Electric Institute and the North Atlantic Mutual Assistance Group.

Safety continues to be a critical pillar of our daily operations and we are fully committed to the wellbeing and safety of our workforce and customers alike. In order to conduct operations safely during the pandemic, we had to adjust early on to comply with CDC guidelines and other restrictions. We also closely monitored each state's COVID-19 plans, rules, restrictions and re-opening guidelines as they directly impact our efforts as an essential workforce. A tragic incident took the life of one of our contractor employees in November. Safety is our most important responsibility and incidents like this reminded us to continue striving to 'find a better way' to improve our safety culture. We encourage transparency and discussion around incidents that occur both in the US and UK and use these lessons as an opportunity to make the work environment safer. As of 31 March 2021, our LTIFR was 0.12. We have focused safety culture transformation programmes to engage our workers on hazard and risk awareness, and implemented controls to prevent safety incidents. We have asked our employees and contractors to direct their attention to the safety of themselves and their colleagues every day.

We have identified specific actions in the US business to support us reaching net zero by 2050. These are: reducing demand through energy efficiency and demand response; decarbonising the gas network with renewable natural gas and hydrogen; reducing methane emissions from our own gas network while working with the industry to reduce emissions through the entire value chain; integrating innovative technologies to decarbonise heat; interconnecting large-scale renewables with a 21st century grid; enabling and optimising distributed generation; utilising storage; eliminating SF6 emissions; advancing clean transportation; and investing in large-scale carbon management.

Enable the energy transition for all

Ensuring more electric vehicles are on the road is a key part of our net zero by 2050 plan, because we recognise that transport is the single biggest source of greenhouse gas emissions in our US service territory. That is why we will convert to a 100% electric fleet by 2030 for our light-duty vehicles while also pursuing the replacement of our medium- and heavy-duty vehicles with zero-carbon alternatives.

In late 2020, we completed a first-of-its-kind distributed generation interconnection cluster study to evaluate and assess the impacts of unprecedented solar saturation on the network in areas of New England. The study identified the upgrades required to ensure reliability of the system, and we proposed an innovative cost allocation proposal to potentially ease the burden on solar developers in Massachusetts. To date, the Company has interconnected over 2,000 MW of solar across its Northeast US service territory.

We have continued to advance efforts to decarbonise our gas network for a clean energy future. Our belief is that hydrogen can transform the energy industry, and it is time to start the groundwork to integrate hydrogen into the overall energy system – which is why, in New York, we are excited to be participating in a hydrogen blending study, in conjunction with NYSERDA and The Stony Brook Institute. The project will explore the performance and use of our existing gas infrastructure to integrate and store renewable hydrogen into our system. We have also recently helped secure over $12 million in funding from the US Department of Energy (DOE) to facilitate research and accelerate the potential of hydrogen blending. In addition, in 2020/21 we invested $1.77 billion in the gas infrastructure across our US service area, including the replacement of more than 350 miles (563 kilometres) of leak-prone pipe.

Deliver for our customers efficiently

Our customers are at the heart of everything we do, and the Chief Customer Officer role is crucial to our continued success as a business. In November, we appointed our new Chief Customer Officer due to her strong track record of improving and increasing customer satisfaction

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Principal operations – US

from the fourth to first quartile. Our new Chief Customer Officer's expertise in leading customer functions at regulated and deregulated energy companies will help make it easier for our customers to work with us.

We conducted more than 32,000 no-cost virtual home energy assessments in New England when in-person home energy assessments were suspended due to COVID-19. Through video chats, phone calls and digital pictures to assess areas for savings opportunities, energy specialists were able to provide energy-saving guidance safely and remotely. After the completed assessment, customers were sent energy-saving products like low-flow shower heads and smart plugs. They were also eligible for offers like 75% or more off approved insulation and air sealing. Our new virtual home assessments allowed us to safely provide this valuable energy efficiency programme to assist our customers with energy savings that are needed now more than ever.

In November, we filed a proposal for review with the Massachusetts Department of Public Utilities to increase gas distribution rates for our Massachusetts gas customers. The total impact of $139 million would be spread across our customer base. This rate case is still underway and if approved, these new rates would be effective from 1 October 2021. However, to avoid customer confusion and billing hold, we will be changing the rates charged to customers on 1 November 2021 to align with our gas rate changes.

Our upstate New York three-year rate agreement expired in April 2021 and in July 2020, we submitted a request for new delivery prices beginning in July 2021. We also proposed up to $50 million in COVID-19 relief to support our most economically vulnerable residential customers as well as businesses that are struggling because of the financial impact of the pandemic. This rate case is still underway.

Grow our organisational capability

Our Customer Experience Products team recently implemented several upgrades to our customer digital channels. My Business Account is an enhanced customer-facing digital billing and payment platform for our large commercial and industrial customers. This platform was built to support our customers to self-serve through digital billing and payment programmes. It provides interactive historical cost comparisons, billing snapshots and allows for bulk payments. This platform went from a mere concept on paper to production in less than a year and is now supporting over 37,000 accounts within its pilot phase.

Our Outage Communications programme has made it easier for customers to check electric outages online or through text message. For Hurricane Isaias, we saw a fundamental shift to digital with 61% of customers reporting and checking on the status of outages online or through text. This reduced contact centre volume by 75% and resulted in higher Outage Communications Satisfaction scores for customers receiving outage information through this programme. These scores are currently above target for 2020/21, with nearly a 10-point increase over 2019/20.

Empower colleagues for great performance

During the early summer of 2020, we were reminded that racism and intolerance still exists throughout the US. This was an opportunity for companies across the country, including National Grid, to take a hard look at how we can recommit ourselves to pursuing long-lasting change. Since then, we have created an Inclusion and Diversity Action Plan with a goal of creating a more inclusive environment for our colleagues, our customers, and the communities where we live and work.

Immediate actions we've taken in the US have been providing increased access to racial dialogue sessions and training for all colleagues, as well as committing to ongoing transparency on diversity metrics. We have dedicated additional full-time resources to support our inclusion and diversity efforts, which included appointing our new Chief Diversity Officer, based in the US. In addition, we've begun to set specific and sustainable targets for diversity across the organisation for the next 5–10 years in order to achieve the inclusive culture and diversity we seek.

In November, we officially unveiled our Grid for Good initiative, which is designed to increase the social mobility and employment opportunities for young people from underserved communities across our regions. Through the Grid for Good programme, colleague volunteers work with young people aged 16 to 24 and teach them basic business skills and technical skills needed in today's competitive job market.

Our Enterprise Change Network was also launched, where colleagues take on leadership roles, creating a feedback loop of all colleague voices, and identifying opportunities for colleague engagement.



Scan here to view our story

Green collar jobs: Ryan Cote – acting to improve the environment

I'm a Senior Program Manager for electric transportation and my role is all about encouraging more people to drive electric in Rhode Island.

Right now, I oversee our Fleet Advisory Services Program that provides business customers with a roadmap on how to electrify their fleets. I also manage a residential 'Off-Peak Charging Rebate' study that incentivises participants to charge their electric vehicles (EVs) at night and I support the roll-out of our EV charging station infrastructure.

Helping our customers realise these benefits and making it easier for people to travel emission-free is at the heart of my green collar job.

Ryan's green life

When I'm not working, I try to promote EVs to friends and family. My family and I recycle whenever possible, have installed all LEDs and smart thermostats at home, and are as efficient as possible in our day-to-day activities.

This group drives awareness and understanding of any changes and supports the Company's purpose-driven journey on behalf of our customers.

Looking ahead

On 18 March, National Grid announced that it had agreed to acquire WPD from PPL subject to certain regulatory approvals. In parallel, PPL expressed its interest to expand its presence in the US, which led to an agreed sale of NECO, our Rhode Island business, which, conditional on completion of the WPD Acquisition and certain US regulatory approvals, is expected to complete in the first quarter of calendar year 2022. NECO includes our electricity transmission and distribution operations and our gas distribution operations in the state. We are confident that our Rhode Island colleagues, customers, communities and regulators will be well served by PPL. The US remains a critical growth driver of the business and we will continue to make investments in the US that will get us closer to a clean, fair, affordable energy future.

Future efforts to decarbonise our gas network for a clean energy future include being selected as co-participant with the New York Power Authority to build the Northern New York Priority Transmission Project. This project will lead to emissions reductions of 1.2 million tonnes of CO_2 and save $447 million in transmission congestion costs. The project is expected to begin construction next year and be completed by the end of 2025.

The new US operational model is essentially a move to a stronger jurisdictional structure so that we can simplify our business with clear accountabilities and goals aligned to the needs of each region. This change will help us deliver on our vision of achieving a clean, fair, affordable energy future for customers. In addition, by executing our net zero by 2050 Plan, we are doing our part to create a better world for our customers, communities, and for our children who inherit it.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

National Grid Ventures and other activities

NGV and other activities performed well despite managing the impacts of COVID-19 and the Brexit transition. We maintained our focus on safety and asset reliability, while developing and delivering new clean energy projects to support the energy transition across the US and UK.

Statutory operating profit Ⓐ

£187m

(2019/20: £237m)

Underlying operating profit Ⓐ

£237m

(2019/20: £242m)

Adjusted operating profit Ⓐ

£237m

(2019/20: £242m)

Interconnector capacity by 2024

7.8 GW

LNG storage capacity by 2025

1.2m cubic metres

Highlights

This section relates to NGV, non-regulated businesses and other commercial operations not included within the business segments.

NGV, which operates separately from our core regulated units, is focused on investment in a broad range of energy businesses that operate in competitive markets across the UK and US. Its portfolio includes electricity interconnectors, LNG storage and regasification, energy metering, large-scale renewable generation and competitive transmission. Our UK metering business will form part of the GT sale process described on page 3.

Our other activities comprise NGP, the venture investment and innovation arm of National Grid plc, as well as UK property, US non-regulated businesses, LNG operations and corporate costs.

Despite challenges presented by COVID-19 in the US and UK, NGV businesses performed well again in 2020/21, including the launch of the IFA2 subsea interconnector between the UK and France, and the start of construction of the Prairie Wolf Solar project in Illinois. NGV also successfully implemented alternative trading arrangements to ensure our interconnector portfolio continued to operate following the UK's exit from the EU's Internal Energy Market as part of Brexit.

The safety and wellbeing of colleagues continues to be a key priority across NGV. As at 31 March 2021, NGV's LTIFR was 0.15. NGV LTIFR has risen from 0.05 in 2019/20, due to three minor site incidents, and the NGV business is working to bring this rate in line with the Group target of 0.10.

In aggregate, the NGV and other segment delivered £187 million of statutory operating profit, £237 million underlying operating profit and accounted for £576 million of continuing investment in 2020/21.

Enable the energy transition for all

NGV plays an important role for the National Grid Group in developing, constructing, operating and investing in infrastructure to support the energy transition in both the UK and the US.

In the UK, NGV is the leading developer and operator of electricity interconnectors, which are high-voltage subsea electricity cables that connect the UK with neighbouring markets. They allow the UK to trade excess power, such as renewable energy created by the sun, wind and water, with other European countries. The UK government in its Energy White Paper has set an ambition for 18 GW of flexible interconnector capacity by 2030 to enable the integration of renewables. NGV already has interconnectors linking the UK to France, Belgium and the Netherlands and each year they power five million homes with clean energy. By 2030, 90% of the energy imported by NGV's interconnectors will be from zero-carbon energy sources.

NGV is part of two consortia developing CO_2 transportation and storage technology. The first consortium, Zero Carbon Humber, is developing what could be the world's first zero-carbon industrial cluster. In addition, NGV is part of the Northern Endurance Partnership, which aims to transport carbon emissions from the Humber and Teesside industrial clusters for storage deep under the Southern North Sea. Combined, these projects can reduce UK industrial emissions up to 40% and protect up to 55,000 jobs across the Humber region, while making the UK a world leader in CCUS.

In the US, NGV completed the launch of its new US large-scale renewables brand, National Grid Renewables, which includes the renewables development company formerly known as Geronimo. Project highlights include the start of construction for the 200 MW Prairie Wolf Solar Project in Illinois, as well as the completion of construction of two portfolios of smaller solar projects – the 40 MW MiSolar Portfolio in Michigan and the 15 MW Nordic Solar III Portfolio in Minneapolis, which brings the Nordic solar portfolio to approximately 70 MW in total.

The National Grid Renewables team achieved a record year of origination activity in 2020/21, with over 2 GW of signed contracts, including power purchase agreements with leading utility and corporate buyers, as well as project sale agreements to enable our utility partners to provide renewable energy for their customers, positioning the business for growth in the years ahead. The business also drove strong performance for its operating wind farms in SPP (Southwest Power Pool) and solar projects in MISO (Midcontinent Independent System Operator), which is now held in a joint venture and operated by National Grid.

NGV is part owner of New York Transco, which operates electricity transmission assets that save money for electricity consumers and offer better access to clean energy, supporting the retirement of traditional power generation. The assets include the Ramapo to Rock Tavern 345 kV Line, Frasers-Coopers Corner 345 kV Line and Staten Island Unbottling. NGV is also a 50-50 joint venture partner with NextEra Energy Resources in two battery energy storage systems on Long Island. These include two 5 MW, 40 MWh battery energy storage systems in East Hampton and Montauk, New York. The batteries, which serve as an alternative to building new transmission or fossil-fired peaking capacity, enable energy peak-shaving during the busy summer months on the eastern end of Long Island.

National Grid established NGP to 'disrupt itself' and advance the energy systems of tomorrow. This includes incubating and investing in startups at the intersection of energy and emerging tech; launching new businesses from scratch; business development; and infusing an entrepreneurial culture into National Grid. NGP's portfolio as at 31 March 2021 comprises 23 companies and 4 fund investments at a fair value of £178 million.

Deliver for our customers efficiently

In 2020/21, a number of COVID-19 measures were put in place to ensure the continued availability of our assets for our customers across the UK and US, while ensuring a safe environment for our colleagues.

In the UK, NGV's interconnector portfolio comprises 5 GW of operational capacity. In January 2021, National Grid and France's Réseau de Transport d'Electricité (RTE) started commercial operations on IFA2, the second interconnector connecting France and Great Britain. The 1 GW HVDC cable stretches 149 miles (240 kilometres) across the English Channel. The England France interconnector (IFA), the first interconnector to France, is a 2 GW HVDC cable with ownership also shared between National Grid and RTE. In 2020/21, IFA's availability was 95.4%. BritNed is an independent joint venture between National Grid and TenneT, the Dutch transmission system operator. It owns and operates a 1 GW HVDC link between GB and the Netherlands. In 2020/21, BritNed's availability

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | National Grid Ventures and other activities

Scan here to view our story



Louise Guthrie – engineering for net zero

I'm a net zero Strategy Lead at National Grid Ventures. Engineering runs in my family – my dad, both grandads and twin brother are all engineers while our younger brother has just started an engineering degree.

There's never been a more exciting time to work in energy, now that we're moving away from traditional processes, looking to the future and actively seeking out new, environmentally conscious technologies.

In my last graduate placement I worked on the Viking Link interconnector project, one of the world's longest electricity interconnectors from Denmark to the UK. In my current job, I'm formulating plans to hit renewable energy targets for 2030 and 2050. One day, I'd like my legacy to be that I've been a leader in an environmentally conscious company – to be able to think 'I helped solve carbon emissions'.

was 75.1%. BritNed suffered two offshore cable faults resulting in the asset being offline from December to February and again in March. Nemo Link is an independent joint venture between National Grid and Elia, the Belgian transmission system operator. It owns and operates a 1 GW HVDC link between GB and Belgium. In 2020/21, Nemo Link's availability was 99.2%.

NGV's Brexit contingency planning ensured that its customers were able to continue to buy interconnector capacity following the completion of the Brexit transition period and the UK's exit from Europe's internal energy market on 31 December 2020.

NGV's Grain LNG is one of three LNG importation facilities in the UK. It operates under long-term take or pay contracts with customers and provides importation services of ship berthing, temporary storage, ship reloading and regasification into the NTS. Utilisation of terminal capacity was 20.5% in 2020/21, down from 30.8% in 2019/20. Grain LNG's road tanker loading also offers the UK's transport and off-grid industrial sector a more environmentally friendly alternative to diesel or heavy fuel oil. The facility allows tanker operators to load and transport LNG in bulk across the UK via road or rail.

National Grid Metering (NGM) provides installation and maintenance services to energy suppliers in the UK's regulated market. It maintains an asset base of around 8.4 million domestic, industrial and commercial meters, down from 8.8 million in 2019/20.

In the US, NGV is a part-owner of Millennium Pipeline, which provides consumers in the northeastern US with additional natural gas infrastructure to meet growing consumer demand for cleaner and more reliable energy. It is strategically positioned to serve utility and power plant loads across New York State and into New England.

New York Transco continued to progress its New York Energy Solution (NYES) project, which was selected by the New York Independent System Operator to provide transmission upgrades that will relieve congestion of New York's bulk electric power system, while enhancing reliability and facilitating upstate clean energy resources to the downstate demand centres. The upgrades will take place on an existing 54.5-mile (88-kilometre) utility corridor and on utility-owned land. New York Transco has started construction on the NYES project, which remains on track for a late 2023 service date.

National Grid Property deals with the management and regeneration of National Grid's brownfield surplus estate in the UK. The specialist team works with our communities to return these redundant sites back into beneficial use to provide new homes and employment opportunities across the UK. In 2020/21, National Grid Property disposed of 41 sites and exchanged contracts on a further four land sales, to facilitate the delivery of thousands of new homes across the UK. Its joint venture with Berkeley Group, called St William Homes, has entered its seventh year and recorded a second year of profit in 2020/21 despite the challenges posed by COVID-19. Around 7,000 homes are already under construction across London and the South East.

Grow our organisational capability

NGV businesses introduced a number of measures to grow organisational capability in 2020/21. NGV's interconnector team implemented a new organisational structure to drive value across what will be a portfolio of six interconnectors by 2023/24. National Grid Metering digitised and automated key operational processes, including the deployment of new field engineering commmunications technology. It also entered long-term partnerships for the delivery of field engineering works to provide better service levels for its customers across the UK.

Empower colleagues for great performance

As the COVID-19 pandemic hit, organisations needed to quickly develop new ways of working and support the wellbeing of their colleagues. NGV developed a hub to provide its people across the US and UK with self-help material and signposts to improve confidence, wellbeing and emotional health. The new virtual wellbeing hub draws on a wealth of internal and external resources to support colleagues communicate more effectively with each other, while also providing a range of tools to take better care of themselves and their colleagues.

Looking ahead

In the UK, NGV will grow its interconnector portfolio by 2.8 GW in the next three years, with new subsea power links to Norway and Denmark. North Sea Link (NSL) will connect Great Britain and Norway. Developed between National Grid and the Norwegian transmission system operator Statnett, NSL will be 447 miles (719 kilometres). The 1.4 GW link is expected to be operational in 2021/22. Construction is also underway on the Viking Link interconnector. Developed together with Danish transmission system operator Energinet, Viking Link will be a 1.4 GW 475-mile (764-kilometre) long subsea link connecting Great Britain and Denmark. NGV will have 7.8 GW of operational interconnector capacity when Viking Link becomes operational in 2023/24.

In 2020, NGV's Grain LNG and Qatar Terminal Limited (QTL), a subsidiary of Qatar Petroleum, signed a 25-year agreement that will provide the Qatari company with storage and redelivery capacity at Grain LNG from 2025. Grain LNG will expand its storage capacity from 1 million m^3 to 1.2 million m^3 by 2025.

NGV will continue to progress the development of CCUS in the UK through its participation in the Zero Carbon Humber project and the Northern Endurance Partnership. NGV has also signed an agreement with TenneT to develop a vision for multi-purpose interconnectors, which aim to connect clusters of offshore wind farms to neighbouring markets simultaneously with interconnectors.

In the US, National Grid Renewables plans the start of commercial operations for several large-scale renewable energy projects across the country in 2021/22, including the Prairie Wolf Solar Project, as well as the construction of other projects.

NGV and RWE Renewables, one of the world's leading renewable energy companies, signed a joint venture partnership agreement to explore the development of offshore wind projects in the coastal region of the Northeast US. Additionally, NGV is supporting the Revolution Wind offshore wind project, which is being developed by Ørsted and Eversource. Between the two initiatives, NGV is now working with the top two offshore wind developers in the world.

St William, our joint venture with The Berkeley Group, has completed the construction of around 230 new homes across London. St William continues to grow and is expected to deliver around 20,000 new homes across London and the South East. In March 2020, National Grid Property entered into a new joint venture agreement with Places for People, one of the largest regeneration, development, and property management companies in the UK and a registered provider of affordable housing. As part of the venture, called National Places, National Grid Property has identified the first 12 sites that can deliver much-needed housing across the UK.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Our stakeholders

The Board recognises the responsibility to all our different but interrelated stakeholder groups and wider society. We endeavour to ascertain the interests of our stakeholders and reflect them in the decisions that we make. We recognise that in balancing those different perspectives, it isn't always possible to achieve each stakeholder's preferred outcome and that consideration of each stakeholder group varies depending on the subject in question.

You can find out more about our key stakeholders and their interests, how we engaged with them and how this influenced decision-making in our section 172(1) statement that follows. For more details on how our Board operates, including the matters it discussed and debated during the year, see pages 76 – 77.

Engagement with our stakeholders

All of our Directors are briefed on their duties as set out in the Companies Act 2006 during the onboarding process, including their responsibility to promote the success of the Company in accordance with section 172.

In doing so, our Directors must have regard to our stakeholders and the other matters set out in section 172. Pages 46 – 51 comprise our section 172(1) statement, which describes how the Directors have had regard to these matters when performing their duty. In line with the Companies Act 2006, below we provide a high-level summary of the matters of importance to our stakeholders and how our Directors engaged with them and had regard to their interests when setting the Company's strategy and taking decisions concerning the business.

We recognise that effective engagement with a broad range of our stakeholders is essential to the long-term success of the business and we aim to create value for our stakeholders every day by maintaining levels of business conduct that are aligned to our values and our purpose.

Further information on our values can be found on page 18.

Our approach

Our approach to stakeholder engagement has continued in the same format we reported last year as we believe this remains effective; however, it is also shaped by the types of decisions and discussions that need to be made during the year.

Reporting and monitoring: our engagement has continued to build on existing reporting mechanisms, whereby information on stakeholder interests is collated at a business level, so that informed decisions can be made in the most appropriate forum. An overview of these developments and business-level decisions is reported on a regular basis to the Board or a Board Committee. The cadence of these reports to the Board is considered bi-annually as part of the forward business review by the Chairman, Chief Executive and Group General Counsel & Company Secretary to ensure that sufficient consideration is given to the most pertinent issues and impacted stakeholders.

Direct engagement: our approach to direct engagement has adapted this year due to the COVID-19 pandemic. Although most of our engagement with key stakeholders is carried out by the management teams, the Board engages directly with shareholders, colleagues and investors, and engagement this year has taken place virtually. This has enabled the Non-executive Directors in particular to gain direct exposure to additional business areas and a broader cross section of colleagues. Further information can be found on page 79.

Section 172 statement

Although we recognise there are many ways for the Directors to promote the success of the Company, our section 172(1) statement focuses on stakeholder engagement undertaken this year. On these pages, we have grouped our stakeholders into six categories that the Board considers key. We note that the categories and examples included are not exhaustive in summarising all of our stakeholder considerations. We have integrated our reporting on how these key stakeholders have been considered throughout this report, and our statement should be read in conjunction with the following sections:

- information on our key stakeholders and why they are important to us, see pages 4 – 7;
- matters considered by the Board, see pages 76 – 77; and
- our response to COVID-19, see pages 8 – 9.


Communities and governments
Our customers
Our suppliers
Society
Our investors
Our regulators
Our colleagues

National Grid plc Annual Report and Accounts 2020/21 Strategic Report | Our stakeholders

COVID-19

The COVID-19 pandemic has impacted on all of our stakeholders. Further information on stakeholder impact and how we have responded as a Company can be found on pages 8 – 9.

Stakeholder group	Stakeholder engagement	Looking ahead
Investors	Having stress-tested the finances of the Company against a number of potential COVID-19 scenarios throughout the year, the Board recommended a final dividend for 2019/20 and interim dividend for 2020/21 in line with its policy. The Finance Committee has held ad hoc meetings to consider the short- and longer-term liquidity of the Company in a range of different COVID-19-related scenarios. Following some delays during the early stages of the pandemic, the Company delivered on its substantial investment programme by investing £5.047 billion across our networks. The Board recognises the importance of the AGM as an opportunity to engage with shareholders. However, due to the government restrictions in place as at the date of the meetings, both the 2020 AGM and the General Meeting in April 2021 took place virtually. Shareholders were invited to watch a live webcast, which included a business presentation from the Chairman and CEO and were able to submit questions via an online portal in advance of the meeting. A full transcript of the Q&As for both the 2020 AGM and April 2021 General Meeting are available to view on our website.	We have renegotiated and/or extended our debt facilities to maintain strong liquidity over the next few years. The Company has now confirmed a policy of growing the dividend per share annually in line with CPIH. We are encouraging shareholders not to attend the 2021 AGM due to the unpredictable circumstances of the COVID-19 restrictions easing. Instead we encourage shareholders to participate via Proxy and to pre-register questions via our website. This year we are seeking shareholder approval to permit hybrid meetings.
Colleagues	From the outset our focus has been on keeping colleagues safe, equipping them well and providing regular communication, whether from senior leadership or through other channels, on the actions being taken. The early stages of the pandemic saw the rapid roll-out of Zscaler and Microsoft Teams to support colleagues working remotely, and we ensured key workers going out on site during lockdown to keep gas and electricity flowing benefitted from enhanced safety protocols. The Company has enhanced mental health programmes and increased employee engagement, for example with virtual wellbeing sessions to minimise any strain caused by virtual working. No pay reductions, furlough or redundancies were implemented for a number of months. Absenteeism as a result of COVID-19 has remained within the norms for UK and US geographies. Employee pulse surveys were carried out to gauge sentiment of employees during the pandemic. The pulse survey showed that 90% of respondents felt supported by team members with 81% confirming that they had the necessary resources in place to do their job properly. 86% felt that the Company shows care and concern for its employees, which represented a 29% increase since the full annual engagement survey carried out pre-pandemic. Colleagues highlighted that further information would be helpful on managing workload while balancing caring responsibilities. The Company has since adopted a flexible working hours policy. While many organisations decided not to carry on internship and hiring programmes due to the pandemic, we found innovative ways to make virtual hiring, onboarding and internships work.	We are monitoring progress of how the Company can accommodate employees returning safely to offices, and how we can build on some of the positive changes in our culture and ways of working as the restrictions are lifted again. Our communications confirm our support for colleagues to take up vaccination, but we recognise there could be circumstances, for example medical or religious reasons, where this is not possible or practicable. Further information on colleague engagement can be found on page 79.
Communities	Our employees have been supporting our communities by volunteering and providing their time and expertise to support charities and the most vulnerable. As part of this we have set up Grid for Good to help play our part in addressing the effects of the economic downturn in the UK and US which has seen youth unemployment double in the wake of the pandemic. In total, National Grid has made donations of £400,000 to National Emergency Fund and £183,000 to Trussell Trust UK. In addition, NGV has made a £100,000 donation to University Hospitals Birmingham for 400 tablet devices. We have provided more than $760,000 of funding in economic development grants to seven Western New York initiatives to grow the regional economy after the COVID-19 pandemic. Financial donations have been made in response to concerns received, which have helped to support hunger relief and human services for people in need and struggling due to the impacts of the pandemic. National Grid US continued to give back to the community, donating a further $100,000 to Feeding America's Hunger Action Month. This was a partnership with Feeding America, who support over 45 food banks across Massachusetts, New York and Rhode Island and is an example of the Company's ongoing efforts to support local communities. More than $2 million in charitable donations has been given in the US since the pandemic began.	National Grid was one of 200 signatories to an open letter from UK business leaders to government calling for the alignment of economic recovery plans with the UK's wider environmental and climate goals, including a quote from John Pettigrew calling for 100,000 jobs to be created in energy sector as we work to net zero. NGP became an official investor partner in 2020 Clean Fight New York with the aim of supporting clean energy startups with goals of building back better after COVID-19 and providing clean energy jobs for the region.
Customers, regulators & suppliers	Throughout the pandemic, the Company has considered ways to help customers manage their bills. In the US we suspended our debt collection and customer terminations resulting in lower customer collections and additional provisioning for doubtful debts. As part of our upstate New York rate plan filing for new delivery prices beginning in July 2021, we proposed up to $50 million in COVID-19 relief to support our most economically vulnerable residential customers as well as businesses that are struggling because of the financial impact of the pandemic. Our response to the COVID-19 pandemic has led to measurable improvements in customer satisfaction. The Cogent Syndicated 2020 Report, a nationally syndicated survey of 140 US utilities' customers scored us 7.22 on a 10-point scale on our response to the pandemic, specifically ranking us fifth out of 25 large electric/combination eastern US utilities. In the UK, we actively supported Ofgem's measures to protect customers by relaxing network charge payment terms for suppliers and shippers facing cash flow challenges as a result of COVID-19. The procurement team have kept in regular contact with our critical suppliers to ensure early identification of potential supply chain issues and to ensure the necessary support is available where required.	We continued the development and tender of future work for our suppliers, giving longer-term visibility and greater certainty of income. We further decided to postpone the filing of the US Niagara Mohawk rate case which could have resulted in bill increases in 2021. In the UK we continue to focus on managing the impacts of COVID-19 on our suppliers and supply chain, looking to ensure the successful delivery of supply contracts to support the RIIO-2 period.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Our stakeholders continued

How we create value for our stakeholders

We have provided some examples of how particular outcomes were considered by the Board below, noting that these examples are not exhaustive in summarising all our stakeholder considerations. Within each example, when outlining how the Board considered the impact on a particular stakeholder group, we also list the broader range of stakeholders the Board considered as part of its discussions.

Stakeholder group

Investors (individual and institutions)

Stakeholder engagement

How we engage across the Company

In October 2020, we held an ESG virtual seminar event which provided an opportunity for investors to hear from management across our UK, US and NGV businesses on ESG achievements to date and our ambitions for the future. The session covered the five pillars of responsible business activity and showcased activity, commitments and ambitions across the business. The seminar provided an opportunity for two-way interaction via Q&A sessions. The Chairman, two Non-executive Directors and Executive Directors participated in the session, and the recording can be viewed via the investors section of our website.

Engagement has also taken place this year as part of the Company's results announcements and business presentations.

In January 2021, we commenced our annual investor programme with the launch of Grid Guide to the future of gas event. The event was attended by over 500 people with 50% of the share register represented and included large investors, analysts, ESG experts, regulators, government departments, industry bodies and rating agencies. The session provided an update to the market on the progress we have made with different fuel technologies in both the UK and US and how these would help us achieve our net zero ambition, and provided an opportunity for investors to ask questions of those experts involved.

The Company continued with its asset reunification programme to try and engage with our retail shareholders throughout the year.

How we engage at Board level

Regular investor updates are provided to the Board as part of the reporting cycle, which includes feedback on investor perceptions, business strategy and market environment.

In December 2020, the Board received the results of an independent audit of investor perceptions from 20 different institutions, which together represented almost 20% of the Company's share capital. Interviews were carried out with investors to establish their views on performance of the business and management.

Updates from Company-level engagement with shareholders are provided to the Board as appropriate.

The Remuneration Committee Chair is engaged with shareholders throughout the year on key remuneration topics.

Outcomes and actions

The seminar reconfirmed how engaged our investors are in the Company's performance while operating in a responsible way and creating a positive social impact. Questions focused on key areas of our strategy, including the energy transition and decarbonisation of heat. It was clear that looking ahead, our strategy needs to include pathways that are both practical and affordable.

This series of events focuses in on specific topics, across all ESG themes, aiming to give a deeper understanding of the projects the Company is working on, and how we can make a real difference to the energy transition. Since the first future of gas event, there has been a follow up 'future of gas…extra event', as well as our 'Grid Guide to' podcast. The next topic in the series will be focusing on our role in the decarbonisation of transport and is planned for later in the year.

As reported last year, we commenced an asset reunification programme in January 2020 which provided us with an opportunity to re-unite as many shareholders as possible with their unclaimed dividends. As at the date of this report, approximately £40 million was reunited with the relevant shareholders and we have re-engaged approximately 35,000 dormant shareholders. Our Articles permit any unclaimed dividend greater than 12 years to be forfeited and as a Company, we will be looking to put any unclaimed funds towards charitable causes, including Grid for Good.

The investor perception study highlighted that senior management was held in high regard. The results noted that investors were generally comfortable with the Company's approach on ESG issues, but that there was a need for even greater integration of ESG in the Company's communications. The Board noted that the ESG narrative would be embedded further using the momentum from the ESG event. Examples of how this would be actioned include:

- via 'Our Grid Guide to' series already launched;
- via the Responsible Business Report;
- building on our interactions with third-party ESG rating agencies to deliver the information they need to rate the Company accurately; and
- continued investor engagement.

Views of other stakeholder groups considered

Case study:

Agreed acquisition of WPD from PPL (subject to certain regulatory approvals) and strategic portfolio repositioning

Stakeholders considered in accordance with s.172

A significant proportion of the Board's time at the latter end of the financial year was spent discussing the Company's strategic repositioning, including the likely consequences of the decision in the long term and ensuring the balance of the needs and expectations of all our stakeholders in its decision to strategically pivot the UK portfolio towards electricity, together with the proposed sale of NECO and majority stake in NGG. This decision is strongly aligned with the Company's net zero ambition and its strategy. See pages 56 – 57 for more details.

Timeline

- **End of 2020 into 2021** – Board, Finance and Audit Committee meetings took place to discuss the strategy. The Board approved the establishment of a sub-committee. See pages 76, 85 and 88 for more detail.
- **March 2021** – Final decision taken by the Board on the strategy and announcement made.
- **22 April 2021** – General Meeting took place and shareholders approved the WPD Acquisition.
- **April 2021 onwards** – Constructive engagement with Ofgem and policymakers to agree on how best to achieve these common goals in the best interests of all our customers and wider stakeholders.

Colleagues – engagement on day of announcement

- three UK town halls took place with circa 1,700 colleagues in attendance, with a similar approach taken in the US. Various other team meetings took place across the Company.
- communications will continue with colleagues to ensure they are kept well informed of the changes.
- in the UK and US, trade unions were notified and management will continue to engage these leaders.

Customers, regulators and suppliers – engagement on day of announcement

- in the UK, approximately 240 stakeholders were engaged, including the government, Ofgem, key MPs, customers and suppliers.
- in the US, management met with the Rhode Island Governor and RIPUC Chair. Extensive regulatory and government stakeholder outreach was completed across Massachusetts and Rhode Island.
- the US customer response team monitored calls.

Investors

- 420 external participants from 23 countries joined the investor call on the morning of the announcement.
- significant engagement continues with investors.
- shareholders had the opportunity to engage with the Board in a shareholder webcast, where Q&As could be submitted and answered by the Board prior to the General Meeting.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Our stakeholders

Stakeholder group	Stakeholder engagement	Outcomes and actions
Our colleagues Further information on our colleagues can be found on page 59. Information related to our colleagues and COVID-19 can be found on page 47.	**How we engage across the Company** Engagement with our colleagues takes many forms and enables us to create an inclusive company culture and positive working environment. Examples of engagement with our colleagues this year included virtual town halls, leadership calls, operational team meetings, Q&A calls, committee meetings and team hubs. The annual employee Grid:voice survey also provides an invaluable opportunity to gain insights on what is important to employees. Once the results have been collated, action plans are put in place to address any issues raised by our colleagues. We have recently incorporated an inclusion index into the survey. We know there is always more we can do to improve inclusion and diversity, but we are pleased with the great progress made so far. See page 59 for examples of engagement on diversity. The Company also engaged closely with our colleagues following the death of George Floyd in the US to ensure that messages of support were shared and commitment to diversity across the organisation was reaffirmed. This year we also held a live interactive event with the Group Executive Committee. The session provided an opportunity for employees in both the UK and US to ask questions on matters most important to them. Themes included: the new organisational design; the safe return to offices and ways of working going forward; decision making within the business; diversity at senior leadership level; the remit of the Chief Diversity Officer and how meaningful change will be driven; the impact of RIIO-2 in the UK and the role of natural gas in the energy transition. **How we engage at Board level** The annual Grid:voice survey provides senior leadership, the Group Executive Committee and the Board with an insight into how our employees are feeling about the Company and its strategy. Action plans are developed to progress any areas of improvement that are identified. The Non-executive Directors have participated in a wide range of virtual employee engagement opportunities throughout the year, including a US employee resource group session. They also met virtually with employee representatives from trade unions based in the UK and the New England and New York regions of the US.	Employee engagement forms one of our non-financial KPIs – you can read more about this on page 22. 81% of our colleagues completed the 2021 Grid:voice survey and the overall results showed a positive trend. The Enablement Index scored 74% which was a significant 6% improvement on last year. We were pleased to have received positive feedback around people, wellbeing and development, and the response to the COVID-19 pandemic, as colleague wellness has been a priority of the past 12 months. The support for continued flexible working arrangements post pandemic will be considered as our offices start to reopen. Improvement themes included communication, decision-making and resources, all of which are linked to the culture programme and will be a continued area of focus this year. Areas of improvement identified in the 2020 Grid:voice survey included enablement and the challenges around change and decision-making. An important first step towards overcoming these limitations was the introduction of our new value 'make it happen', which together with our values 'do the right thing' and 'find a better way' is shaping the behaviours that will underpin our long-term success in the future. We were pleased to report in January 2021 that we appointed a Chief Diversity Officer, who will lead our newly created Diversity, Equality and Inclusion (DEI) team. A key focus will be to improve the DEI strategy in both the short term and long term. Workforce diversity is another one of our non-financial KPIs – you can read more about this on page 22. Feedback and resulting actions from these sessions were collated and shared with the Executive Directors. Further information on the Board employee engagement programme can be found in the Corporate Governance Report on page 79. **Views of other stakeholder groups considered**
Our regulators	**How we engage across the Company** In the UK, regular interactions with regulators including Ofgem and the Health and Safety Executive (HSE) take place, as delivering for consumers and in particular protecting vulnerable customers is a key area of focus across all sectoral regulators. The Company also organises stakeholder forums and consultations around specific projects. We also work with other networks and organisations outside of the energy industry to identify good practice. Extensive engagement has also taken place this year with BEIS and Ofgem on the proposal for a greater separation of the ESO, as well as the ESO RIIO-2 price control. Details of engagement during the RIIO-2 settlement can be found on page 51. In the US, engagement takes place with both federal and state regulators, and customers on a regular basis as part of the ongoing rate case filing process. Examples include stakeholder engagement in the pre-filing programme, the build up to, and during the rate case process. **How we engage at Board level** The Board receives regular updates on issues impacting our regulators at its meetings and this year, a large amount of time has been spent discussing RIIO-2 and our relationship with Ofgem and on US regulation, including with each State that we operate in and on rate filings. In September 2020 the Board received an update on the execution of the gas supply settlement as a response to the ongoing feedback from the independent monitor on how the Company was addressing the downstate New York (DNY) gas demand and supply imbalance.	In the UK, discussions with our regulators have contributed to a number of business decisions including the decision to appeal two specific aspects of the RIIO-2 Final Determinations. The Board discussed the future direction of the ESO in detail at its meeting in November 2020. In December 2020, the Board considered the outcome of the ESO RIIO-2 Final Determinations and agreed the recommendation not to appeal any part of the package to the CMA. This year engagement has continued in relation to settlement discussions for the KEDNY and KEDLI rate case filings submitted in January 2019. A settlement was reached in April 2021 with the NYPSC staff and certain intervenors for a three-year rate agreement, which started on April 2020, with an option to extend for a fourth year. We have continued to make progress across all elements of the DNY settlement, particularly in relation to winter readiness. The Company has taken the opportunity to show how we are delivering new and innovative ways to serve our customers in DNY and give confidence to demand response and energy efficiency, and non-pipe alternatives. Recommendations from our internal review of Gas Supply Planning following the Board's lessons learnt review are being implemented on process, governance and modelling improvements. Looking forward, these improvements will bring new capabilities to all jurisdictions in the next few years. **Views of other stakeholder groups considered**

National Grid plc Annual Report and Accounts 2020/21

Strategic Report

Our stakeholders continued

How we create value for our stakeholders continued

Stakeholder group	Stakeholder engagement	Outcomes and actions
Communities and governments	**How we engage across the Company** Our Policy and Public Affairs team has continued to maintain and build relationships across governments and with wider political stakeholders. Engagement has taken place via discussions and satisfaction surveys. Management has also engaged with the government throughout the year on a range of topics, including COVID-19, RIIO-2, net zero and green recovery. Engagement with local communities has taken place via consultations, primarily during the construction phases of our projects. Engagement has also taken place with local authorities, who are involved in endorsing our STEM fund among schools and promoting adult skills courses. The local authorities direct us to the area of greatest need and promote the sessions through their job seeker networks. We also regularly liaise with land owners and wider communities where the Company has assets, and we have established dedicated teams to manage these relationships. For example we had to replace an underground electricity cable at Bredbury, which after 60 years had come to the end of its working life. We worked closely with the council to determine the best access route, balancing factors such as traffic management, community impact and future plans for the area, as well as engineering considerations. A comprehensive stakeholder mapping exercise was carried out for the Trawsfynydd Transformer Delivery Project to identify key businesses and groups, local MPs, local district and ward councillors, parish councils, and a distribution area of local properties which may have been impacted by the delivery of the transformer. As a company, we have a critical role to play in enabling the energy transition to a low-carbon future. Following our commitments to reach net zero for our own emissions by 2050, we continue to invest in projects which are aligned to our strategic ambitions and the expectations of the communities in which we operate. Further information on our net zero commitments can be found on page 63. **How we engage at Board level** The Board has received regular updates on a number of key topics this year, including the aftermath of Brexit and the Responsible Business Charter (the RBC). The RBC was created with the goal of applying a Total Societal Impact (TSI) lens to everything the Company does as a business.	We received positive feedback on our response to COVID-19 which was reported as best in class. Our Hinkley Connection Project Education Fund was named Community Investor at the 2020 Utility Week Virtual Awards. The Fund supports communities impacted by the construction of the Hinkley Connection. So far, the project has: • supported 213,663 young people, including 41,469 disadvantaged pupils through its STEM education fund with 862 grants to local schools. 49% of the pupils who have benefitted from the STEM education fund are female; • contributed over £520,000 for community, charity and environmental projects; • delivered £405,000 worth of training for almost 200 local individuals struggling to find sustainable employment – 49% of trainees have secured employment; and • reinvested over £3 million in the community by hiring local contractors to work on the project. Stakeholders were kept informed via letter drops, dedicated information lines, on-site and media support on the day of delivery, contact card dissemination and a real-time text notification service. The engagement activities undertaken supported the delivery to site, and led to positive feedback and coverage of the delivery. This year we announced our 50:50 joint venture with Places for People, a large UK registered social landlord and property developer taking a commercial approach to delivering social outcomes, including affordable housing. In the US the 200 MW Prairie Wolf solar project was approved by the Investment Committee and Joint Venture Board. Prairie Wolf is a clean solar energy project which is expected to reduce an estimated 285,000 metric tonnes of carbon dioxide emissions per annum. **Views of other stakeholder groups considered**
Our suppliers	**How we engage across the Company** The Company regularly interacts with suppliers via the procurement team. The Company also engages with our top 250 suppliers annually to complete the CDP supply chain climate change disclosure. Members of our US leadership team meet with our key gas and electricity construction suppliers on a regular cadence to discuss strategic developments in the industry, opportunities for innovation as well as overall performance. In the UK, members of the UK Group Executive Committee meet with our key construction suppliers on a regular cadence, including the CEO forum to discuss similar items. **How we engage at Board level** Annual reports relating to our suppliers were submitted to the Group Executive Committee and to the Board. The Board also receives an annual update on the approach taken to address the risk of modern slavery on our supply chains and the proposed commitments for the following year.	We strive to work with businesses who comply with our code of conduct and we continue to work closely with our suppliers and peers to build on our knowledge and promote best practice in the industry. For RIIO-2, new framework contracts are being established and to support this, supplier onboarding sessions are taking place throughout our Vendor Management approach. We held three additional sub-committees of the Board to discuss the Costain and the Peterborough compressor station contract in more detail. In November 2020, the Board received an update on the London Power Tunnels (Phase 2). The two remaining contracts for Cable Installation and Substations were issued for tender in October 2020. It was announced that a contract was agreed with Murphy Group and HOCHTIEF to deliver Phase 2, a six-year project that will see construction of a 20 mile (32.5 kilometre) tunnel that will house transmission cables 30 metres underground. The Board approves the Modern Slavery Statement on an annual basis and shows support for the evolving commitments. **Views of other stakeholder groups considered**

National Grid plc Annual Report and Accounts 2020/21 | Strategic Report | Our stakeholders

Stakeholder group	Stakeholder engagement	Outcomes and actions

Our customers

How we engage across the Company

US Customers – The 'voice of our customer' feedback is collected throughout the US business via customer surveys. These are conducted on a tracking and an ad hoc basis to measure sentiment across residential, commercial and wholesale customers. Clean energy has remained a key focus for the voice of our customer.

We track customer response to our 'Are we doing the right thing?' belief statement bi-monthly, and insights from this research support our outreach activities.

UK Customers – Engagement with our UK customers takes place via a range of forums including liaison meetings, market research, stakeholder events and interactive customer listening sessions. Customer experience continues to be a top priority and we monitor progress in accordance with our strategy.

NGV Customers – This year customer engagement has taken place via market research and a range of questionnaires assessing overall satisfaction. The survey asked customers to rate key metrics and provide feedback on how further support could be provided. Maintaining effective communications with our customers has been key, and this has been strongly endorsed by our customers.

A virtual event took place in October 2020 which was attended by over 190 customers from 19 different countries. The event included presentations from the IFA team and their partners, a Q&A session with panel guests across Europe, a virtual exhibition hall showcasing the interconnectors and partners, and a networking lounge where attendees could discuss particular topics in focus groups.

How we engage at Board level

This year the Board received bi-annual updates on the UK, US and NGV customer performance, which included progress on deliverables aligned to our strategic priorities. The Group Executive Committee and the Board also received regular updates on the US rate case filings.

Outcomes and actions

Overall customer satisfaction scores for both our electric and natural gas utilities have continued their upward trend of improvement.

We recognise that improving our customer experience and reducing our long-term operating costs will require deployment of new, robust data and customer information systems. We appointed a new Chief Customer Officer in the US in December 2020 and are committed to achieving this goal.

As of 11 November 2020, 79% of our commercial customers and 72% of our residential customers said they agreed that National Grid was doing the right thing during the pandemic. In New England we conducted more than 32,000 virtual home energy assessments when in-person home energy assessments were suspended.

We have received an Honourable Mention (only granted to finalists) in Edison Electric Institute's 2020 Customer Advocacy Awards.

Key learnings from the RIIO-T1 period have included the importance of aligning strategy with customer ambition, looking across end-to-end customer/employee journeys to break down silos and the need to ensure data and technology roadmaps are aligned and coordinated across journeys. Beyond RIIO-T1, we need to reclarify our customer ambition and agree the pace of improvement in line with the RIIO-2 arrangement.

As a result of feedback received, a new customer engagement strategy was developed which included new methods of engaging virtually. This has increased the number of customer meetings per week.

Views of other stakeholder groups considered

Case study: RIIO-2 Final Determinations

Stakeholders considered in accordance with s.172

Timeline

- **Jan – May 2020** – focus on enhancing the understanding and interrogation of our business plan submission through:
  - extensive engagement with Ofgem via meetings and formal supplementary questions; and
  - broad programme of engagement with our stakeholders, including meetings, workshops and newsletters.
- **July – Sept 2020** – focus on responding to Ofgem's Draft Determinations through:
  - analysing the content and producing an evidence-based response across all topics; and
  - engaging with stakeholders to articulate the consequences of the Draft Determinations on our stakeholders' priorities.
- **Sept – Nov 2020** – focus on exploring our Draft Determinations response with Ofgem ahead of Final Determinations through:
  - open meetings to discuss or responses to the Draft Determinations;
  - extensive engagement with Ofgem via meetings and supplementary questions; and
  - engagement with Whitehall and Parliament to ensure that the right framework was in place to support the economic recovery and net zero.
- **Dec 2020** – Final Determinations published.
- **Jan 2021** – recommendations made as to whether to accept or appeal aspects of the price control. The impact of this was considered for each stakeholder group including Ofgem, government, investors and the media.
- **March 2021** – final decision taken by the Board to broadly accept the majority of the package and submit a technical appeal to the CMA regarding cost of equity and outperformance wedge.
- **April 2021** – RIIO-2 starts.

Examples of the engagement work

Gas regional workshops to inform our stakeholders of the content of our business plan (Jan – Feb 2020):

- given the extensive stakeholder input to building our plans, this was the opportunity to share the final content of our business plan and how it delivered their priorities with customers, suppliers, local community representatives, consumer representatives, trade bodies, regulators; and
- attended by 85 stakeholders in Edinburgh, London, Cardiff, Hull, St. Fergus and Bacton.

Ofgem engagement and supplementary questions to explore the content of our business plan ahead of the publication of Draft Determinations (Jan – June 2020):

- through an extensive programme of regular meetings and a formal supplementary question process; and
- across GT, ET and ESO we responded to a total of 871 supplementary questions from Ofgem.

Consumer research (July – Aug 2020)

- to ensure our business plan proposals continue to be aligned with the needs of consumers, we undertook a nationally representative survey of 4,018 members of the public; and
- we sought views on the importance of investment or cutting costs with regards to potential priorities in the energy sector; which investment/cost-saving priorities are most important; and the level of support or opposition for changes in energy bills to support investment priorities.

A series of webinars across the year open to all interested parties on: the content of our business plan, the content of the Draft Determinations and our response to the Draft Determinations

- open to our full distribution list of interested parties, attended by customers, suppliers, local community representatives, consumer representatives, trade bodies, regulators and investors;
- separate sessions held with internal colleagues; and
- providing the opportunity to inform stakeholders of the latest developments and the impact on their priorities, coupled with Q&A sessions.

National Grid plc Annual Report and Accounts 2020/21
Strategic Report

Our commitment to being a responsible business

We have conducted a comprehensive review of our approach to being a responsible business, focusing on where we can create the most positive impact for society.

Responsibility at National Grid

Our purpose is to 'Bring Energy to Life' and we do this through the delivery of the electricity and gas that powers our customers and communities; safely, reliably, fairly and affordably, and this is the core of our role as a responsible citizen. It is also vital to focus on *how* we fulfil our purpose, minimising negative impacts and enhancing our overall contribution to society.

During 2019/20, we undertook a comprehensive review of our approach to responsible business, involving extensive stakeholder engagement and benchmarking. The results of this review reconfirmed priority issues, for example the health, safety and wellbeing of our employees, but also the need to accelerate our programme in other areas. This includes our commitment to achieving net zero by 2050 but also a series of new commitments in our Responsible Business Charter (RBC), published in October 2020, which will be updated on a regular basis. We are embedding the commitments identified in the RBC into our business plans under five headings: the environment, our communities, our colleagues, the economy and our governance. Performance is being assessed regularly.

Our approach to reporting

We have published a separate Responsible Business Report (RBR) for 2020/21 which has been guided by internationally recognised reporting standards. The RBR contains information relating to our material focus areas and provides detail on our management approach, performance, and the new commitments set out in the RBC. Certain metrics are subject to independent external assurance.

This section of our Annual Report provides a high-level summary of our approach to responsible business and meets regulatory requirements with regard to certain responsible business-related topics.

Our principles of responsible business


Governance
Ensuring that our governance mechanisms reflect our commitments and that the principles of responsibility guide us in everything we do as a business.
Our communities
Delivering sustainable energy safely, reliably, and affordably; ensuring they get the benefits.
Our purpose
To Bring Energy to Life
Our vision
To be at the heart of a clean, fair and affordable energy future
£ $
The economy
Powering society, partnering with regulators, our business partners and suppliers.
Environment
Enabling a fair and affordable transition to a clean energy economy.
Our colleagues
Delivering sustainable energy safely, developing the right skills to enable and accelerate the energy transition.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Our commitment to being a responsible business

"We have published our responsible business charter and our first responsible business report."

Our approach to managing responsible business matters

Our overall approach to responsible business can be summarised as:

- identifying our key stakeholders, understanding how they interact with our operations, activities and value chain, and the issues that are relevant to them;
- adopting a logical process for prioritising those issues, to identify the most material matters; and
- responding to the priorities by developing appropriate strategies, policies, programmes, targets and performance indicators, and reporting regularly and transparently on our progress.

In establishing our priorities we are also guided by recognised frameworks such as the United Nations Global Compact Principles and Sustainable Development Goals.

Over the years we have developed a series of processes and policies to ensure responsibility issues are managed effectively, and we are now updating these to ensure we deliver on our new RBC commitments. Our management approach to responsible business includes the following components:

Our policies and related governance

Descriptions of the policies and the outcomes pursued in relation to the matters listed on page 60, are discussed, where material, throughout this section and our RBR. A full list of our policies, and our Code of Ethics, can be found online, at nationalgrid.com/about-us/corporate-governance.

In addition to our policies, we have a suite of Business Management System (BMS) standards. These standards define the minimum requirements for the high value and risk activities most important to our business and deliver benefit by mitigating risk, enhancing best-practice sharing, standardising processes and simplifying our approach to doing business.

A non-exhaustive list of BMS standards, summarised for the purpose of the Non-Financial Information Statement, can be seen below.

Policies and documentation

People

- our Code of Ethics for employees: protects our reputation and helps ensure we maintain stakeholder confidence.
- the Wellbeing and Health BMS Standard: enables our business to manage health risks.
- the Occupational Safety BMS Standard: helps to ensure a consistent and high level of protection for employee and contractor safety.
- the Process Safety BMS Standard: helps to protect people and the environment from the risk of major accidents.
- the Human Resources BMS Standard: sets out expectations of leaders when managing employees across the employment lifecycle.
- the Performance Excellence BMS Standard: sets out how we 'find a better way', supporting continuous improvement.

Environment

- the Environmental Sustainability BMS Standard: establishes environmental compliance and environmental sustainability performance requirements for all operational and non-operational activities.

Society

- the Stakeholder Engagement BMS Standard: defines consistent performance requirements for external stakeholder engagement.
- Code of Ethics and Anti-Financial Crimes Policy.
- Procurement Standard: defines how to improve efficiency within our supply chain expenditure.
- Global Supplier Code of Conduct.



Case study – Grid for Good

Grid for Good will deliver social mobility for disconnected young people in the communities we serve by facilitating upskilling and employment opportunities in our sector. This also helps to address the net zero skills gap and improve workforce diversity.

Grid for Good aims to deliver ambitious upskilling targets in our RBC and focuses on 16–24-year-olds who have left school and face significant barriers to entering the workforce.

Candidates will be provided with opportunities such as peer networking, upskilling and mentorship. Our charity partners will engage and connect young people to the programme and support them through the process. At 31 March 2021, 1,261 young people were progressing along this pathway – made up of 792 in the UK and 469 in the US, and five young people had been employed at National Grid through Grid for Good.

We also encourage employees to volunteer to support the programme and during the year 6,207 hours of volunteering were delivered, mainly relating to mentoring opportunities.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Our commitment to being a responsible business continued

Our communities

Engaging with our communities

We seek regular feedback from our customers and communities and take action to improve performance.

Our approach to responsibility in our communities has been to go beyond providing the safe, resilient energy systems society expects, and work to ensure our economic and social role has the greatest possible impact. This involves developing infrastructure and helping consumers use energy more efficiently but also includes partnering with charity organisations and encouraging employees to volunteer in the community.

Core service delivery

The technological and environmental benefits of the clean energy transition should benefit everyone, and we will play our role in ensuring that no-one is left behind. A fully decarbonised transportation infrastructure, for example, should be accessible by everyone across the communities we serve. Part of this role includes protecting vulnerable customers, and in the US we already do this through low-income programmes, bill discounts and free energy efficiency advice. COVID-19 has brought serious economic hardship to many of our customers and each of our US jurisdictions last year ordered extended moratoria on disconnection for non-payment, which we upheld.

Our RBC commitments

- Deliver energy in a fair and affordable way to the communities we serve.
- Play our role in ensuring no-one is left behind in the transition to clean energy. The associated benefits should be enjoyed by all.
- Continue to reinvest in energy infrastructure at approximately £5 billion each year.
- Report transparently on energy costs throughout the energy transition – on average costs per household for our UK transmission networks and for our US electric and gas distribution businesses.

In the UK, we established a £150 million Warm Homes Fund (WHF) designed to support local authorities and others to help approximately 50,000 households suffering from fuel poverty. At the beginning of the year, approximately £26 million of the WHF remained unallocated, but this has now been earmarked across a range of projects, including programmes with National Energy Action, Connect for Help and the Fuel Bank Foundation.

We are helping customers to manage their energy use better, reducing cost and carbon emissions. We are a leading utility for energy efficiency in the US, and our Massachusetts Electric utility energy efficiency programme was ranked top by the American Council for an Energy-Efficient Economy.

As we transition to an increasingly complex electricity system, managing intermittent renewables and two-way power flows, we must maintain customers' expectations for reliable energy supply. Climate change will place stress on networks, and we will need to be prepared for extreme weather events. In the US, our recovery and response to Hurricane Isaias and the October Micro-Burst/Tornado/Derecho received multiple awards in 2020 from the Edison Electric Institute and the North Atlantic Mutual Assistance Group. You can read more about this on page 42, and find out how we manage our operational risks on pages 24 – 27.

Our UK and US networks continue to maintain excellent reliability, and our performance can be seen on page 21.

Supporting communities to thrive

We partner with community organisations to enhance our programmes. We have engaged with a series of societal issues and support a broad range of causes, relating mainly to educational and environmental programmes in the communities we serve through our core business, or those impacted by our capital projects. In 2020 we sharpened our focus.

Our RBC commitments

- Develop skills for the future, with a focus on lower-income communities, providing access to skills development for 45,000 people by 2030. Through upskilling young people with STEM skills, we will positively impact lives and help to grow the future energy workforce needed to enable the clean energy transition.
- Achieve 500,000 employee volunteering hours by 2030. Through volunteering, our people will help equip the next and future generations to participate in the clean energy transition.

Unemployment and social exclusion amongst young people existed before the COVID-19 pandemic, but the economic downturn in the UK and US has seen youth unemployment rise steeply. At the same time our research indicates a potential skills gap of 400,000 people to complete the clean energy system transition. We have linked these two factors and committed to supporting disadvantaged young people to build careers in the energy sector. We are showing this support for communities in the US and the UK through our flagship programme Grid for Good, described in the case study on page 53.

"We have launched our flagship community investment programme – Grid for Good."

In the UK, we also support communities affected by our infrastructure projects, where grants are available for local projects, which deliver social, economic or environmental benefits. In addition, as part of capital delivery projects, we partner with third-party organisations to deliver community benefits at scale.

In the US, we support the National Grid Foundation, a non-profit charitable organisation. The Foundation awards grants to non-profit organisations to improve the lives of the underserved in the communities where we operate, focused on educational and environmental challenges. The Foundation currently disburses approximately $2 million per annum. The US business also provides funding of approximately $7 million per annum through centrally led programmes in support of organisations such as the Red Cross, City Year and Girls Inc., and programmes led more locally, identified by management teams in New York, Massachusetts and Rhode Island.

During the year, we recorded over 18,050 hours volunteered by our colleagues in support of a variety of causes, including Grid for Good. This is good progress but we are aware we will need to reinforce and innovate our programmes in order to meet our 2030 commitment above.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Our commitment to being a responsible business

The economy

We help national and regional governments formulate and deliver their energy policies and commitments. Our approach to regulatory consultation is to seek a framework that puts consumers at the centre of our price control, while enabling the clean energy transition which will be key in protecting future economic growth, safety and wellbeing in society.

Our RBC commitments

- Maintain reinvestment in our infrastructure and demonstrate the social benefits of our capital delivery programmes.
- Continue to invest in developing technologies and innovations that benefit our customers and wider society.
- Work across our supply chains to ensure that, together, we reflect the diversity of the communities we serve and respond to the economic needs of those communities.
- Continue to influence our supply chain to operate as responsible businesses.

Our economic contribution to society comes primarily through the delivery of safe and reliable energy but also through our role as an employer, a tax contributor, a business partner, and community partner.

During the year, we invested £5 billion in our energy infrastructure (see page 19). We published our green financing framework in November 2019, and since then have issued bonds from our UK and US electricity businesses, most recently in June 2020, funding projects to enable the transition to clean energy. We also issued, in April 2020, the first ever multi export credit agency covered green loan in relation to the construction of the Viking Link interconnector. More information is available in our first Green Financing Report.

National Grid Partners ('NGP') is the venture investment and innovation arm of National Grid with a portfolio which comprises 23 companies and four fund investments at a fair value of £178 million at the close of the fiscal year. NGP investments and innovation projects include initiatives which directly support the goals of our RBC. Further details are provided in the RBR and on page 23.

Our approach to tax is part of our commitment to being a responsible business, and is guided by our values. We are committed to a coherent and transparent tax strategy and details of this are set out on page 36.

We aim to build partnerships with small and local businesses, and all suppliers who set clear ambitions related to the environment, diversity, economic wellbeing and governance. We are fair to our suppliers and committed to paying them promptly. In the UK and US, over 90% of supplier payments were made to contractual terms.

We also influence our supply chain to operate as responsible businesses, requiring all suppliers to share our commitment to respecting, protecting and promoting human rights. Through our Global Supplier Code of Conduct we expect our suppliers to comply with all applicable local, state, federal, national and international laws or regulations including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977. We also require them to adhere to the Principles of the United Nations Global Compact, the International Labour Organisation minimum standards, the Ethical Trading Initiative Base Code, the US Victims of Trafficking and Violence Protection Act 2000 and, for our UK suppliers, the requirements of the Living Wage Foundation.

"49% of our top 250 suppliers have set climate change targets."

We provide specific guidance and briefings for high-risk areas, to reduce the risk that contractors, agents and others who are acting on behalf of National Grid, engage in any illegal or improper conduct. We expect all our suppliers to be compliant with the UK Modern Slavery Act and to publish a Statement. Each year, we update our own Statement and publish this on our Company website in line with the Modern Slavery Act's requirements and this provides details on our relevant policies and processes, such as pre-qualification screening. We continue to actively support the United Nations Global Compact Modern Slavery Working Group, Gangmasters Labour Abuse Authority Construction Protocol, the Supply Chain Sustainability School and the Slave Free Alliance, where we helped to establish the Utilities Sector Modern Slavery Working Group.



Innovation to improve reliability and reduce costs

In the US, before contractors carry out excavations, they must call '811' so that utility operators can identify buried infrastructure and thus prevent damage and injury. Given the potential safety, reliability and cost impacts from excavation damage, National Grid US maintains active 'Damage Prevention' teams to monitor inbound '811 tickets', find contractors who haven't obtained tickets, and stop accidents before they happen.

In downstate New York we reduced the damages for nearly a decade before plateauing. Colleagues had to identify higher-risk excavations by 'feel' as there were insufficient resources to manually assess 600,000 tickets per year.

In 2016, we partnered with Urbint, to drive the rate lower. Urbint's AI-powered software, 'Lens for Damage Prevention', examines historical incident data as well as the age, type, and location of assets. It combines this with a representation of forces that impact underground assets including soil conditions, elevation, weather, population density, and construction and assigns risk scores to 811 tickets.

Results showed most damages were coming from a small percentage of tickets, with one of the strongest predictors being the contractor doing the work. By targeting problem excavators and proactively intervening on risky job sites, we reduced our damage rate by 37% from 2016 to 2020 and improved our relationships with excavators.

Recognising the power of innovation to improve our service capabilities, National Grid Partners, our strategic investment and innovation arm, invested in Urbint in 2019.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Our commitment to being a responsible business continued

The Environment

We recognise that, as a result of our activities, we create negative impacts on the environment and understand that a damaged environment has broader consequences for the health and wellbeing of society. Climate change is the defining challenge of this generation and in our role at the heart of the energy system we understand the critical role we need to play. The markets in which we operate have announced ambitious carbon reduction targets and further legislative actions are anticipated as indicated on page 15.

The biggest contribution we can make is through enabling an economy-wide clean energy transition, but we must also reduce our own impact on the environment.

Supporting the clean energy transition

Our RBC sets out how we aim to play a leading role in enabling and accelerating the transition to a clean energy system; balancing decarbonisation, affordability and reliability of supply. Working closely with government and other stakeholders and partners around the world, we focus on the technical and commercial solutions that will help achieve net zero for the energy sector. Initiatives include:

- electricity – connecting renewables as quickly and efficiently as possible, investing in grid modernisation, enhancing demand-side management through our energy efficiency and demand-side response programmes and continuing to develop interconnectors to bring low-carbon energy to the UK;
- renewables – continuing to grow our renewables business in the US from the foundation provided by our wind and solar generation business, National Grid Renewables;
- transport – supporting development of vehicle charging infrastructure in the UK and US, and low-carbon alternatives, such as hydrogen, for heavy transport;
- heat – working with our customers and regulators on this challenging issue to enable a range of potential solutions, including heat pumps, and renewable natural gas and hydrogen in our networks, as well as helping consumers switch from the most polluting heating fuels, such as oil;
- natural gas – continuing to help develop and deploy new technologies to decarbonise at scale in the years ahead – such as hydrogen networks and carbon capture, utilisation and storage (CCUS).

Reducing our own environmental impacts

In 2012, we developed our environmental sustainability strategy, 'Our Contribution', to set a framework for embedding sustainable decision-making into our business operations. We focused on three key areas – climate change, responsible use of natural resources and caring for the natural environment – and set targets to deliver progress through to the end of 2020. This programme has now been superseded by our new, more ambitious, commitments in the RBC.

Climate change

We generate GHG emissions across Scope 1 (direct emissions from our operational activities), Scope 2 (indirect emissions from our purchase and use of gas and electricity) and Scope 3 (other indirect emissions from activities and sources outside of our ownership or control). Our RBC sets out a number of ambitious climate-related commitments, the most significant of which is to achieve net zero by 2050. Through this commitment we will reduce Scope 1 and 2 emissions by 80% by 2030, 90% by 2040, and to net zero by 2050, from a 1990 baseline. A key GHG target from 'Our Contribution' was for a 45% reduction in GHG emissions by 2020, from a 1990 baseline. At the end of 2020/21, we have achieved a 68% reduction.

In recent months, we have worked closely with the Science Based Targets initiative (SBTi) to increase the ambition of our Scope 3 target and this now covers emissions across our entire value chain – not just the energy we sell – with a commitment to reduce the carbon emissions by 37.5% by financial year 2034 (from a financial year 2019 baseline). Our interim Scope 1, 2 and 3 emission reduction targets are verified by the SBTi, demonstrating a clear, credible commitment to deliver our longer-term net zero strategy in line with a well below 2°C pathway. Other commitments, including those relating to reductions in SF_6 emissions and increasing the proportion of electric vehicles in our own fleet, are set out in the RBC.

We have announced our intention to put our climate transition plan before shareholders and seek a non-binding advisory vote on our net zero commitment and associated Scope 3 target, and the action plan to achieve the interim 2030 net zero target. In this way, we will be directly accountable to shareholders for our progress on tackling climate change.

We are working to reduce our business travel emissions by changing to alternative fuel vehicles and reducing business flights. The response required by COVID-19 (see page 8) has resulted in more flexible ways of working and has reduced business travel. We will reduce the energy consumed in our buildings and procure green energy where possible.



Electrification of transport

In the US, we have actively supported transportation electrification for over ten years by installing and managing charging stations, and providing support and incentives for our customers to enable adoption and deployment. By the end of March 2021, we had enabled 2,500 EV charging ports across our jurisdictions. Our main programmes include:

- making sites ready for customers to easily and cheaply install EV charging stations, including all of the infrastructure needed to support EV chargers or EV supply equipment, and in some states we even provide rebates for the charger itself;
- assisting customers to plan for large-scale fleet electrification, including an electricity bill impact analysis, a site feasibility analysis, vehicle assessments, and a comprehensive roadmap to electrification; and
- providing off-peak charging incentives to our residential customers in Massachusetts and Rhode Island to gather information on EV charging behaviour to help us design better charging incentives for future programmes.

We aim to lead by example and have invested more than $1.8 million for Company vehicle electrification in 2020, including heavy equipment such as excavators, forklifts and backhoe diggers. We continue to make progress towards electrification of 100% of the light-duty vehicles by 2030, and project that more than 50% of our fleet passenger cars in the US will be electric within 12 months. Since our EV Central programme launched in April 2018, 484 employees have taken advantage of financial incentives to purchase or lease an EV.

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Our commitment to being a responsible business

Our Scope 1 emissions were 4,727 ktCO_2e, a 21.1% increase on the prior year (3,903 ktCO_2e). Of this, 86% arose in the US, 14% in the UK. The increase resulted mainly from generation emissions exceeding projected levels due to increased LIPA operating hours, required to replace shortfalls in off-island generation and transmission.

Scope 2 emissions are reported on a market basis and location basis:

- market basis – 2,264 ktCO_2e, a 13.7% reduction on the prior year
- location basis – 2,216 ktCO_2e, a 14.1% reduction on the prior year.

Approximately 61% of Scope 2 emissions (location basis) were generated in the UK, with the remainder through US operations. Reduction in Scope 2 emissions was mainly due to a reduction in emissions from line losses, resulting from a reduction in grid electricity carbon intensity.

Our combined Scope 1 and Scope 2 (location-based) emissions are now 68% below our 1990 baseline.

Our total Scope 3 emissions are calculated as 28,948 ktCO_2e for the year, a reduction of 6.2% on the prior year.

The sources of Scope 1, 2 and 3 emissions are detailed in the RBR. We have also published a document, 'Reporting Methodology', which details the methodologies and protocols used for calculating key responsible business metrics.



Strategy in action

Case study – involvement in COP26

National Grid is a principal partner for COP26, the annual global climate change summit to be hosted in the UK in November 2021. COP26 is arguably the most important climate event since the 2015 Paris Agreement, as governments around the world will be reporting back on progress and agreeing new actions to cut carbon emissions. We are working closely with the UK government in planning for COP26, as well as hosting and participating in events and exhibition spaces in the Blue and Green Zones at the two-week summit. We are excited to play our part in supporting the UK government, along with our fellow partners and many others, to deliver a successful COP26 which encourages and inspires ambitious action to tackle climate change in this critical decade.

Understanding National Grid's greenhouse gas emissions

We monitor and report our greenhouse gas emissions in accordance with the World Resources Institute and World Business Council on Sustainable Development Greenhouse Gas Protocol.

Scope 1: Direct Emissions from the operational activities of National Grid.

Scope 2: Indirect Emissions from gas and electricity purchased and used by National Grid.

Scope 3: Other Indirect Emissions from activities occurring from sources that National Grid does not own or control.

Our main sources of greenhouse gas emissions are shown below.

We have committed to achieving net zero emissions for our Scope 1 and 2 emissions by 2050. Most of our Scope 3 emissions are emitted from two key business activities: the sale of gas and electricity to customers in the US and the purchase of goods and services.

Key:

◆ included in our net zero target


Greenhouse gas emissions
Scope 2: Indirect
Scope 3: Indirect
Scope 1: Direct
Scope 3: Indirect

Upstream →

Scope 2 ◆

- Line losses from our electricity transmission and distribution lines
- Energy purchased for use at our facilities
- Use of electric drive compressors in our gas business

Scope 3

- Purchased goods and services
- Business travel
- Employee commuting

Our operations →

Scope 1 ◆

- LIPA electricity generation
- Leaks and venting from our gas transmission and distribution systems
- SF_6 leaks from our electric equipment
- Fleet vehicle use
- Gas-fired compressor use

Downstream →

Scope 3

- Use of 'sold product' or emissions from our customers' use of the gas and electricity we purchase on their behalf
- Waste management

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Our commitment to being a responsible business continued

Energy consumption
Our energy consumption is a key area of focus as this, in turn, drives our carbon emissions.

Our energy consumption consists of both fuel consumed and energy purchased from third parties, including renewable energy. Total energy consumption was 2,602 GWh (9,367,585 Gj), a decrease of 16.5% on the previous year. Of this, 99% was from non-renewable sources, with no significant change from the previous year.

Operational energy use was 1,409 GWh (2019/20 – 1,676 GWh), our transport energy use was 378 GWh (2019/20 – 384 GWh), electricity purchased was 659 GWh (2019/20 – 922 GWh) and heating was 156 GWh (2019/20 – 133 GWh).

Electricity consumption includes the energy consumed in operating the generation assets in the US. Total energy does not include fuels consumed for power generation on behalf of LIPA, the contracting body, amounting to 16,155 GWh (net of energy required to operate the generation assets), a 28% increase on the prior year. Transport covers business travel, including our own fleet, hire cars and personal car use for business. In addition to energy consumed, we calculate that system losses accounted for a further 11,154GWh, of which 52% occurred in the US. This was a 9% decrease on the previous year.

The comparative data, previously reported in the 2019/20 Annual Report, has been restated to account for a minor misstatement and a change in reporting methodology.

Responsible use of natural resources
Waste is generated from a range of activities and sources, including office and warehouse waste, waste from distribution and transmission gas pipe and electricity line laying, repair and maintenance, some capital project delivery and power generation. Our reporting currently excludes certain predominantly non-hazardous civil wastes managed by contractors as part of large-scale capital projects e.g. tunnelling, where the data cannot yet be captured reliably. We now redirect all office waste from landfill, and almost 80% of the waste we can record is either reused or recycled.

Caring for the natural environment
We must also address the challenge of restoring the natural environment. Using our own land and working with partners, we have an opportunity to cut carbon and restore nature at the same time. We are improving the natural environment on our own land by protecting habitats and increasing biodiversity using best practice methods, such as natural capital evaluation, so we can make sure we create the most benefit. In our RBC we have committed to improve the natural environment by 10% on the land we own, by 2030.

More detailed information on our environmental impacts and programmes are presented in the RBR.



Supporting the monarch butterfly
In the US, we have enrolled in the Monarch Candidate Conservation Agreement with Assurances (CCAA), which is a voluntary conservation programme on energy and transportation lands that will result in a net benefit to monarch butterflies. This is a partnership between the U.S. Fish & Wildlife Service and energy and transportation entities across the country, with a nationwide goal of enrolling up to 26 million acres of land and contributing over 300 million stems of milkweed and 2.3 million acres of monarch foraging habitat. Our commitment relates to conservation measures across over 100,000 acres, include seeding and planting to restore or create habitat and conservation mowing and scrub clearance to enhance floral resource habitat.

National Grid plc Annual Report and Accounts 2020/21
Strategic Report | Our commitment to being a responsible business

Our colleagues

We are reliant on our colleagues to deliver success for the business. We aim to attract and retain the best people by striving to be recognised as an employer of choice. People are attracted to work for businesses which can demonstrate a clear purpose that benefits society. It is important for us to match their aspirations, and we work towards going beyond delivery on the core aspects of the employer/employee relationship, to create a culture focused on the value we can add to society.

Engaging with our colleagues

We engage extensively with our colleagues and conduct an annual independently managed survey, the Grid:voice survey, to help us identify areas that employees believe we need to improve. You can read more about this on pages 22 and 49, and in the RBR.

Health, safety and wellbeing

We have a fundamental duty of care to ensure our employees are kept safe at work, and that their health is not impacted as a result of their employment. The health, safety and wellbeing of employees and contractors is our primary concern. Any safety incident is one too many, and we work to improve our performance through effective policies, standards, procedures and training. It is therefore with deep regret that we report that, in November 2020 in the US, a tragic event took the life of one of our contractor colleagues.

We measure safety performance through a combination of leading and lagging indicators and Lost Time Injury Frequency Rate is one of the core KPIs of the business (see page 22). We take a proactive, risk-based approach to managing health and wellbeing and have documented standards relating to occupational health and safety, process safety and wellbeing and health. Incidents are reported to the highest level, and the SEH Committee of the Board undertakes regular deep dives on safety-related topics (see page 89).

COVID-19 has dominated the year for our employees, and the full story of our response is reported on page 8.

Investing in our colleagues

Responsibility towards our people also means training and (re)skilling them for the evolving needs of our businesses. We have identified the need to enhance skills relating to the clean energy transition, for example, implementing new energy technologies, such as renewables and heat pumps. This need for new skills will be partly met through our community initiatives such as Grid for Good (see page 16). We operate training centres in the US and UK providing specialist technical, safety, refresher and new starter development programmes, and a leadership academy. All training programmes have been affected by the COVID-19 situation, and we have adapted our training approach accordingly. Further information on employee development is provided in our RBR.

Living wage and gender pay gap

We believe that everyone should be appropriately rewarded for their time and effort. In the UK, we are accredited by the Living Wage Foundation, a commitment which extends to our contractors and the work they do on our behalf. We also go above the Living Wage requirements and voluntarily pay our trainees the Living Wage. We undertake a Living Wage review each year to ensure continued alignment and increase individual salaries as required and also promote the commitment to our suppliers.

We review gender and ethnicity pay gaps annually in both the UK and US, and further information is provided in the RBR.

Promoting an inclusive and diverse workforce

Our RBC commits us to be as transparent as possible internally and externally on gender and ethnicity. We have a commitment to achieve 50% diversity, in our Senior Leadership Group and in all our new talent programmes, by 2025. For these purposes a diverse employee is defined as a colleague who identifies as female, as a person with a disability, as gay, bi-sexual or lesbian or from an under-represented ethnic or racially diverse background. We aim for our workforce to reflect the diversity of the communities we serve and are committed to providing an inclusive, equal and fair working environment.

We have appointed a Chief Diversity Officer, who will partner with senior executives across the business to develop a new inclusion and diversity strategy and drive progress. We have 16 Employee Resource Groups (ERGs) (11 in the US; 5 in the UK), which are all highly active and visible across the business.

"Our employee engagement score has increased"

Grid:voice engagement score

81%

(2019/20: 77)

We continue to be recognised in awards and benchmarks including being listed, in the US, as one of the Best Places to Work for LGBTQ Equality (Human Rights Campaign), one of the Best Employers for Diversity 2020 (Forbes) and one of our UK ERGs was awarded 'Top Network Group' at The Ethnicity Awards in 2020. We have close partnerships with external best practice organisations and are active members of sector- and industry-wide groups which ensure we are sharing best practice and campaigning at a sector-wide level for greater inclusion for all.

Our policy is that people who identify as having a disability should be given fair consideration for all vacancies against the requirements for the role. Where possible, we make reasonable accommodations and provide additional resources for employees who identify as having a disability. We are committed to equal opportunity in recruitment, promotion and career development for all colleagues, including those with disabilities.

The gender demographic table below shows the breakdown in numbers of employees by gender at different levels of the organisation. We have included information relating to subsidiary directors, in accordance with the Companies Act 2006 (Strategic Report and Directors' Reports) Regulations 2013. 'Senior management' is defined as those managers who are at the same level, or one level below, the Group Executive Committee. Our definition also includes those who are directors of subsidiaries, or who have responsibility for planning, directing or controlling the activities of the Group, or a strategically significant part of the Group, and are employees of the Group. For further, more detailed information and relating to our approach and performance on gender and ethnic diversity, please see our RBR.

Gender demographic as at 31 March 2021

	Our Board[1]	Senior management[2]	Whole company[3]
	number	number	number
Male	8	167	17,737
Female	5	89	5,810
Total	**13**	**256**	**23,547**[4]
Male (%)	61.5%	65.2%	75.3%
Female (%)	38.5%	34.8%	24.7%

1. 'Board' refers to members as defined on the Company website.
2. 'Senior management' refers to Band A/B employees as well as subsidiary directors.
3. This measure is also one of our Company KPIs. For more information, see page 22.
4. Does not include data from our National Grid Renewables business.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Our commitment to being a responsible business continued

Governance

Adopting the right approach to governance is critical to the success of our business. This encompasses everything from adopting the correct structures for Board oversight, to how we listen to the voices of our stakeholders, manage risk and ensure we maintain an appropriate culture and the highest ethical standards. Our RBC commits us to applying a corporate governance model that supports all our responsible business commitments and ambitions and applies our responsible business framework to everything we do.

The gender diversity of our Board is currently 38.5% (see page 72).

> **"Board gender diversity is 38.5%."**

Stakeholder engagement

We prioritise our responsibilities to our different but interrelated stakeholder groups and wider society. We have extensive and detailed processes to ensure we understand the interests of our stakeholders and reflect them in the decisions we make. Stakeholder engagement plays an important role in how our Board ensures responsibility in governance. This includes listening to our stakeholders' views, inviting external guests to meetings, and using independent research to bring the voice of the customer and other stakeholders into the boardroom. Further information is provided on pages 46 – 51, and in our RBR.

Highest ethical standards – ethical business conduct

We regard the potential for bribery and corruption as a significant risk to the business and have established policies and governance that set and monitor our approach to preventing financial crimes, fraud, bribery and corruption, including our Code of Ethics (covering anti-bribery and anti-corruption). We have a Company-wide framework of controls designed to prevent and detect bribery.

Our Code sets out the standards and behaviours we expect from all employees to meet our values of 'do the right thing', 'find a better way' and 'make it happen'. The document is issued to all employees and is supported by a global communication and training programme to promote a strong ethical culture. Our UK and US Ethics and Compliance Committees (ECC) oversee the Code of Ethics and associated awareness programmes. We operate an e-learning course for all employees so they can adequately understand the Company's zero-tolerance approach to fraud, bribery or corruption of any kind.

We also have an Anti-Financial Crimes policy which applies to all employees and those working on our behalf. It sets out our zero-tolerance approach to bribery, fraud, money laundering, tax evasion and other corrupt business practices. To ensure compliance with the UK Bribery Act 2010 and other relevant legislation, we operate an anti-financial crime risk assessment process across the Company to identify higher-risk areas and make sure adequate procedures are in place to address them.

Any cases alleging bribery are referred immediately to the relevant ECC so the members can satisfy themselves that cases are managed effectively, including ensuring any lessons learnt are communicated across the business. We investigate all allegations of ethical misconduct thoroughly and take corrective action and share learnings. We also record trends and metrics relating to such allegations.

Additionally, we provide briefings for high-risk areas of the business, such as procurement. Our Code is reviewed every three years and was last updated in November 2020, and this is supported by our Ethics Business Management Standard which provides a framework around our ethics programme and describes what is expected of the business.

Each of our business areas is required to consider its specific risks and maintain a compliance framework, setting out the controls it has in place to detect and prevent bribery. Business areas self-assess the effectiveness of controls and provide evidence that supports reported compliance. Each year, all function heads are asked to certify the compliance in their area, and to provide details of any exceptions. This culminates in the presentation of a Certificate of Assurance from the Chief Executive to the Board (following consideration by the Audit Committee). You can read more about the Audit Committee's role, including its ongoing assessment of the adequacy of our anti-bribery and anti-corruption policies and processes, on pages 83 – 87. None of our investigations over the last 12 months have identified cases of bribery.

Highest ethical standards – human rights

Respect for human rights is incorporated into our employment practices and our values, which are integral to our Code of Ethics. This is vital in maintaining our reputation as a company that our stakeholders want to do business with, and that our employees want to work for.

Although we do not have specific policies relating to human rights, slavery or human trafficking, we do cover these issues through related policies and procedures such as our approach to diversity, anti-discrimination, privacy, equal opportunity and, in addition, our Global Supplier Code of Conduct integrates human rights into the way we screen and interact with our supply chain. For more information see page 245, and our RBR.

Whistleblowing

We have a confidential internal helpline, and an external 'Speak-Up' helpline that is available at all times in all the regions where we operate. We publicise the contact information to our colleagues and on our external website so concerns can be reported anonymously. Our policies make it clear that we will support and protect whistleblowers and any form of retaliation will not be tolerated.

We have again been recognised by Ethisphere as one of 2020's World's Most Ethical Companies.

Non-financial information

This section provides information as required by regulation in relation to:

- environmental matters – pages 56 – 58;
- our employees – page 59;
- social matters – pages 53 – 55;
- human rights – page 60 and page 245; and
- anti-corruption and anti-bribery – page 60 (see also pages 83 and 86.

In addition, other information describing the business relationships, products and services which are likely to cause adverse impacts in relation to the matters above, can be found as follows:

- business model – pages 4 – 7;
- KPIs – pages 20 – 22;
- principal risks – pages 25 – 27; and
- Audit Committee Report (our due diligence) – pages 83 – 87.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Task Force on Climate-related Financial Disclosures (TCFD)

National Grid has committed to implementing the recommendations of the TCFD in full, and this is our fourth disclosure. We are committed to developing a business model that is consistent with the objectives of the Paris Agreement, and therefore set a commitment in November 2019 to reduce our Scope 1 and 2 emissions to net zero by 2050. The details of the interim targets that we have set to achieve this are included in our Responsible Business Charter (RBC) that we published in October 2020. This year, alongside the Annual Report and Accounts (ARA), we are publishing our first Responsible Business Report (RBR) which details our progress against the commitments set out in our RBC.

This year we have continued to make strong progress on full compliance with the recommendations of the TCFD. In last year's disclosure, we outlined actions that we planned to progress during 2020/21. To address those actions, we have progressed our scenario analysis of the physical risks to our assets using updated climate scenarios, developed our RBR and updated our Company strategy to incorporate our net zero commitments. For the fifth consecutive year we received the prestigious climate change 'A' score from CDP Climate Change.

Highlights of the year:



- Publication of Responsible Business Charter
- CDP A rating for 5th year in a row
- Publication of our first Green Financing Report



- Published science-based targets for our Scope 1, 2 and 3 emissions
- Good progress on our physical impacts from climate change scenarios
- Announced acquisition of WPD and proposed disposals of NECO and National Grid Gas plc
- Continued development of net zero strategy throughout the Group and as reflected in RIIO-2 Final Determinations and US rate cases
- Held ESG virtual seminar and session on future of gas; principal partner for COP26

Governance of climate-related risks and opportunities

The Board's oversight

The Board of Directors is responsible for the oversight of climate-related risks and opportunities impacting the Group. They in turn delegate some elements of their responsibility to their various sub-committees, as set out in the diagram below:

Board of Directors: There has been an increased focus on climate-related matters at the Board level as the landscape continues to evolve with further regulatory developments and changes in stakeholder expectations. Board members presented alongside management at environment, social and governance (ESG) investor presentations during the year, including an ESG virtual seminar event in October 2020 and a follow-up session on the future of gas in January 2021. The expertise of the Board on ESG-related matters continues to be enhanced through regular interactions with management, regulators and government bodies on matters such as our net zero strategy. The Board will also be actively involved in COP26 taking place in Glasgow in November, for which National Grid is a principal partner. In addition, the Board was involved in the following discussions relevant to climate change:

- reviewed and approved the climate change principal risk as part of the annual risk review and challenge process. This risk is now owned by Justine Campbell, the Group General Counsel & Company Secretary and a member of the Group Executive Committee, having first been elevated to a principal risk in Autumn 2019;
- RIIO-2 Final Determinations which reflect our investment proposition for supporting the UK energy transition;
- quarterly reviews of performance on our environmental sustainability metrics and targets; and
- approved the acquisition of WPD to achieve a scale position in electricity distribution in the UK, which is expected to see a high level of asset growth as a result of the energy transition.

↓

The **Audit Committee** remains responsible for reviewing and approving the content of our TCFD disclosures. The Audit Committee considered papers in March and May 2021 on the financial reporting and disclosure considerations in respect of climate change. The Audit Committee also oversees the development of the assurance model for our RBR and recommends to the Board the approval of the disclosures in our first RBR.

The **Finance Committee** is responsible for overseeing our financing strategy, including the issuance of our first Green Bonds in National Grid Electricity Transmission and Niagara Mohawk Power Corporation (NMPC). The Finance Committee also considers the financial impact of environmental factors on our credit metrics and relevant considerations with regards to debt investors.

The **Safety, Environment and Health Committee** (SEH Committee) is responsible for assessing the Group environmental sustainability strategy and performance, as well as how the Company adapts its business strategy considering potential climate change risks and opportunities. The SEH Committee monitors our environmental sustainability performance quarterly and approves updates to our environmental sustainability strategy and targets annually.

The **Remuneration Committee** is responsible for determining our remuneration policy, including how ESG factors are considered in the policy, and how they are taken into consideration in determining the final incentive pay decisions. For further detail on how such factors feature in executive remuneration, please refer to the Directors' Remuneration Report on pages 92 – 113.

The **Nominations Committee** is responsible for Board appointments and succession planning. In 2019, the Nominations Committee approved the appointments of Jonathan Silver, whose previous experience included leading the US Federal government's clean energy investment fund and Earl Shipp, who brings significant experience in safety, environmental and sustainability from his executive career.

A **TCFD steering group** comprised of representatives from Group Financial Reporting, Safety, Health and Sustainability, Corporate Strategy and Investor Relations oversees progress against the TCFD recommendations and the publication of our annual disclosure, and reports to the Chief Financial Officer. In addition, a new **Responsible Business steering group**, chaired by the Interim Group Corporate Affairs Director, has been set up to provide oversight of the integration of responsible business into National Grid, including the development of ESG targets and future ESG strategy. The steering group also provides oversight over ESG-related external reporting, including TCFD disclosures and is comprised of the Interim Group Corporate Affairs Director, Chief Financial Officer, Group General Counsel & Company Secretary and the Chief People and Culture Officer. Standing attendees include the Head of Responsible Business, Head of Safety, Sustainability, Health and Environment and the Group Financial Controller.

A **Green Financing Committee** chaired by the Group Treasurer, provides governance over our Green Financing Programme. In December 2020, the Green Financing Committee approved the publication of our first Green Financing Report, which provided an analysis of how we utilised the proceeds from our portfolio of Green Bonds and their environmental impact.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Task Force on Climate-related Financial Disclosures (TCFD) continued

Management's role
Management is responsible for managing on a day-to-day basis the climate-related risks and opportunities faced by the Group and for delivering the roadmaps to achieve the net zero strategy set by the Board.

Responsibility for asset investment and maintenance planning, implementation of the net zero strategy and overseeing the development of the RBC is delegated by the Board to the **Group Executive Committee** which further delegates responsibility to the core operational businesses.

Our businesses are responsible for and held accountable for determining their local roadmaps for achieving net zero, including tracking and monitoring net zero metrics and targets at a local level:
- UK and US core businesses – responsible for managing the impacts of climate change on the assets within their businesses and working with local regulators to develop regulatory frameworks that enable the transition to net zero;
- Electricity System Operator – responsible for working with the energy industry to adapt the Great Britain (GB) electricity system to keep electricity flowing reliably with increasing renewable sources;
- National Grid Ventures (NGV) – responsible for identifying clean energy investment opportunities, such as large-scale renewables like wind and solar. NGV is also responsible for investing in our interconnector portfolio which is expected to import energy that is 90% zero carbon by 2030; and
- National Grid Partners (NGP) – responsible for incubating and investing in technology startups that can help National Grid achieve the energy transformation.

Our functions are responsible for supporting the businesses in achieving their net zero pathways:
- Corporate Affairs – responsible for external communications in regard to our net zero strategy, including the publication of the RBC and RBR;
- Group Finance – responsible for supporting the businesses to understand the financial impacts of net zero plans and producing external ESG metric reporting and disclosures, executing green financing and managing ESG investor communications;
- Safety, Health and Environment – responsible for assessing the Group environmental sustainability strategy and performance, monitoring our environmental sustainability performance quarterly and implementing the annual updates to our environmental sustainability strategy and targets; and
- Group Human Resources – responsible for integrating ESG targets into remuneration frameworks for approval by the Remuneration Committee.

Our role in the energy transition continues to be an area of increasing focus at all levels of the organisation, from Company-wide calls led by the Chief Executive on the commitments published in our RBC, to bespoke sessions run locally to develop and communicate the roadmaps for each business' contribution to achieving net zero. Previous training has been delivered in the US about how our role is changing on the pathway to 80% reduction by 2030. More formal training programmes in the UK which were paused due to the ongoing pandemic are currently being designed for roll-out throughout the business next year. Bespoke training has been delivered to specific roles where they need knowledge and skills to deliver against our targets.





Case Study: ESG virtual seminar
National Grid hosted an ESG virtual seminar on 5 October 2020, led by Chairman Sir Peter Gershon and Chief Executive John Pettigrew. The event provided an opportunity to hear from management across our UK, US and NGV businesses on our ESG achievements to date, and our ambitions for the future in areas such as the decarbonisation of electricity, transport and heat and the hydrogen studies that we are carrying out. Other Board members including Jonathan Dawson and Therese Esperdy also presented.

Following on from this seminar, in January 2021 we launched our 2021 ESG programme, the 'Grid Guide to…' series. These are short, virtual sessions giving the market a deeper understanding of the key themes and the innovative projects we're working on. The first event of the series was held on 21 January 2021 and focused on the future of gas.

National Grid plc Annual Report and Accounts 2020/21
Strategic Report | Task Force on Climate-related Financial Disclosures (TCFD)

Our strategy for responding to climate change

Overview of our climate-related risks and opportunities

The scale of ambition and speed of change required to meet net zero emission targets, along with the changes in temperature and weather patterns present both risks and opportunities to our business. These risks and opportunities, along with a summary of the work we are doing to address them, are presented in the table below. Short-, medium- and long-term timeframes are defined in our risk methodology as one year or less, one to three years and three or more years respectively, and this is reflected in the table below.

Risk/opportunity type and description	Our response
Markets Commercial opportunities from the transition towards net zero will continue to shape our portfolio and strategy. **Timeframe:** Short, medium and long-term **Impacted businesses:** Group-wide	The decarbonisation of transport and expansion of EV-charging infrastructure presents significant growth opportunities and was a driver behind our decision to increase our electricity footprint in the UK. We have also developed a strategy to enable the building of charging stations across our US jurisdictions and UK highways and NGET are looking at the decarbonisation of Heavy Goods Vehicles (HGVs), ensuring that all viable technologies are considered, refining the 2030 pathway for decarbonising transport based on industry feedback. The decarbonisation of heat presents significant opportunities for our electric businesses as electric heating solutions are sought for homes, offices and buildings. While the shift to electric heating provides a downside risk to our gas businesses, there are opportunities for our gas networks to be used to transport hydrogen. With the Committee on Climate Change expecting a 70% increase in UK electricity demand by 2050, our acquisition of WPD will enable us to play a pivotal role in enabling that growth. In both the UK and US, we continue to work with our regulators on decarbonisation plans as described below and have developed a dedicated programme to understand what is required to incorporate hydrogen into the gas supply, and in the UK we have developed a hydrogen trial where we will assess the impact of hydrogen on our existing assets. We also continue to invest in other technology, and in the Humber region in the UK we are leading the development of CCUS technology to support this area to become the first zero-carbon region in the world by 2040. In 2019, we acquired Geronimo, a leading developer of wind and solar generation assets based in Minneapolis, Minnesota. Geronimo was subsequently expanded and rebranded to NG Renewables and will help us to develop and grow a large-scale renewable business in the US. This is strengthened by the constant growth of NGV US Business Development and their investment in battery energy storage and medium- to large-scale renewable projects. We continue to invest in our interconnector portfolio which will form an important part of UK decarbonisation. Once Viking Link becomes commercially operational in 2023/24, NGV will hold 7.8 GW of interconnector capacity and the focus will switch to multi-purpose interconnectors which will increase interconnection and facilitate the construction and expansion of wind farms within the North Sea. We continue to invest in energy technology startups via our venture capital investment and innovation business NGP, having invested over $220 million in 25 companies and four external venture capital funds at the intersection of energy and emerging technologies.
Markets Regulatory outcomes/approval of funding affect our ability to deliver on our investment programme and in turn our net zero commitments. **Timeframe:** Short and medium-term **Impacted businesses:** ET, GT, US Regulated	Our ability to support the energy transition in the jurisdictions that we operate in is dependent on the funding approved by our regulators. We therefore work closely with our regulators and other stakeholders to develop investment plans in line with their net zero commitments while managing the costs to consumers. In the UK, we received a final package from Ofgem for RIIO-2 that will allow the critical investment required to maintain the resilience and reliability of our networks. We were also pleased to see greater flexibility in the mechanisms that will enable further investment required to deliver the energy transition; the suite of net zero and innovation mechanisms provides opportunity to access funding to develop net zero pathways. In the US, we filed for new rates for KEDNY and KEDLI in April 2019, for NMPC in July 2020 and our Massachusetts Gas companies in November 2020. Each case included proposals in support of the respective state's climate objectives, for example our KEDNY and KEDLI filing included a future of heat proposal, which featured expanded energy efficiency and demand response programmes, RNG interconnection investments, and a hydrogen blending study. Our NMPC filing included various investments linked to climate change and the new energy landscape, and in November 2020, the NYPSC approved NMPC's proposal for full deployment of Advanced Metering Infrastructure throughout its service territory which will enable clean energy initiatives and presents an opportunity to align policy goals like those set forth in the NY Climate Leadership and Community Protection Act. For the Massachusetts Gas companies, the rate case focused on both the regulatory frameworks and specific future of heat proposals to start the path of decarbonising our natural gas networks and the heating sector. Massachusetts Electric Company (MECO) will commence the third year of a five-year rate plan on 1 October 2021. The approved rate case order included several paths forward on the state's climate objectives including a climate change mitigation and adaptation plan, off-peak rebate programme for EV owners, approval of up to $50 million in energy storage, and a path forward for a significant investment in EV-charging infrastructure in 2021. In Rhode Island, the Narragansett Electric (and gas) Company (NECO) will continue operating under the third year of a three-year rate plan, and is anticipating the next rate case to be filed in November 2021. As part of the acquisition of WPD, we announced the sale of NECO to PPL which is expected to complete in early 2022.
Markets There is a risk that we are unable to deliver against our net zero targets in the UK and US, impacting our reputation, business model and in turn hindering others' ability to meet net zero targets. **Timeframe:** Short, medium and long-term **Impacted businesses:** Group-wide	The broader economy-wide net zero transition will impact our ability to meet our interim greenhouse gas (GHG) emission goals over the next 10 to 20 years; and equally our ability to rapidly deliver key infrastructure changes directly affects progress against net zero targets in the UK and US. Associated with this is a risk of failure to respond to shifts in societal and political expectations and perceptions of our role in decarbonising the economy and society. Facilitating the transition to a low-carbon economy is central to our purpose as a business and we are taking certain key actions in relation to decarbonisation. These include advocacy on legislative and policy changes that advance decarbonisation (for example the green recovery and a principal partner of COP26), campaigns targeted at relevant areas such as the future of heat and actions in the regions we operate in to accelerate decarbonisation for the public and our customers (for example, supporting renewable generation connections and investment in new and emerging areas).

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Task Force on Climate-related Financial Disclosures (TCFD) continued

Risk/opportunity type and description	Our response
Markets Disruptive forces and changes in supply and demand for existing and new technologies may act as competition, require change of business model or services and/or present new opportunities. **Timeframe:** Short/Medium and Long-term **Impacted businesses:** Groupwide	Achieving net zero will depend on new technologies and we are investing in our own transformational innovation capability such as in the UK, the Deeside Innovation Centre (Electricity) and FutureGrid Hydrogen Test Facility (Gas); diversifying our propositions and partners, and working with industry groups and partners to develop and upscale technology. In the US we are aggressively replacing leak-prone pipe in our gas infrastructure, which will reduce GHG emissions by 207 KT CO_2e per year by 2030. Additionally, we are pursuing various initiatives related to hydrogen and renewable natural gas, including the HyBlend initiative of the US Department of Energy that will address technical barriers of hydrogen blending into the gas network and a $50 million investment in the Newtown Creek (New York) renewable natural gas (RNG) project that will utilise wastewater and food waste for the production of RNG. As the transition to renewable generation continues, we will work with the Long Island Power Authority (LIPA) to transform our generation fleet by responding to future requests for proposal (RFPs). Under our existing contracts which extend through 2028, LIPA determines their reliability and sustainability needs and which units are operated, retired or transformed.
Security and reliability Changes to the supply and demand of energy impacts on how we deliver electricity grid and gas grid reliability and year-round operation. **Timeframe:** Short/Medium and Long-term **Impacted businesses:** ESO and UK GT	With growth in renewables increasing intermittency on the network, and electrification of transport and heat likely, we are working with our stakeholders to ensure that grid reliability and operability is understood, managed and planned at appropriate levels. In the UK, the ESO Operability Strategy Reports outline the way in which this is being done, for example last year we launched a new superfast frequency response product called dynamic containment. This is a revolutionary step which will have profound consequences in network operation and is critical to facilitating a decarbonised grid. Further, to facilitate the ESO's ambition to be able to operate the system safely and securely at zero carbon whenever there is sufficient renewable generation online and available to meet the total national load, the ESO has agreed to contracts with five parties, worth £328 million over a six-year period, in a world-first approach to managing the stability of the electricity system. Also, our UK Gas transmission business is exploring a range of innovative technologies to investigate how the Gas Transmission network could enable the UK to achieve net zero at least cost and disruption to consumers. This includes investigating whether the NTS could be used to transport hydrogen to customers in the future. This continues to be integral to the future of the gas assets, to demonstrate how existing Gas Transmission assets can be repurposed for hydrogen and will continue after the sale of our UK Gas Transmission business.
Extreme weather Physical impacts from extreme weather events such as storms and flooding. **Timeframe:** Short/Medium and Long-term **Impacted businesses:** Groupwide	We continue to address the physical risks from extreme weather-related events, with a focus on flooding events (in both the UK and US) and storm hardening (in the US). As this work continues, it will be informed by not only the weather patterns we are experiencing, but also the results of the ongoing scenario testing. By the end of RIIO-T1 we will have invested £113 million in flood defences with deferred works of a further £45 million for work to be completed early in RIIO-2 with a total investment in resilience on 52 sites. NGET's RIIO-2 (2021 – 2026) plans aim to protect up to a further 100 sites from surface-level flooding and recommend further investments to manage the risks posed from the secondary impacts of flooding, such as erosion and subsidence to our tower and cable routes.
Changing weather conditions Increased frequency of weather incidents and changing long-term trends leading to asset damage/compromise and operational risks. **Timeframe:** Short/Medium and Long-term **Impacted businesses:** Groupwide	The scenario testing underway is examining trends across seasonal average temperature and precipitation, as well as sea level risk. The businesses will consider whether our design standards are still appropriate under different scenarios, for example, a wider temperature range.
Changing weather conditions Changes in supply of and demand for gas and electricity as a result of changing weather conditions. **Timeframe:** Short/Medium and Long-term **Impacted businesses:** Groupwide	The ESO is undertaking Mapping Impacts and Visualisation of Risks (MIVOR) of extreme weather on system operation to evaluate the impacts of extreme weather events on system operation up to 2050 under Representative Concentration Pathway (RCP) 4.5. The results will enhance the accuracy of energy system impact modelling and will also focus on the impacts of the whole supply chain, renewable generation, network assets, and demand, ensuring that the learnings produced are relevant to the whole energy system.

Impact of the climate-related risks and opportunities on our strategy

Climate change is the defining challenge of this generation and in our role at the heart of the energy system we understand the critical role we need to play. The markets in which we operate have announced ambitious carbon reduction targets and further legislative actions are anticipated. In response, in March 2021 we announced a strategic portfolio repositioning, announcing the acquisition of WPD, the largest electricity distribution network operator in the UK, the sale of NECO in the US and our intention to sell a majority stake in our UK Gas Transmission business. The acquisition of WPD provides a one-off opportunity to gain a scale position in the UK electricity distribution market, enabling National Grid to play a pivotal role in enabling the growing role of electricity in the energy landscape in the UK. Upon successful completion of the announced transactions, the contribution of electricity to National Grid's portfolio will be around 70% of the Group.

Across all of our businesses we aim to play a leading role in enabling and accelerating the transition to a clean energy system, balancing decarbonisation, affordability and reliability of supply. Working closely with governments and other stakeholders and partners around the world and through our work for COP26, we focus on the technical and commercial solutions that will help achieve net zero for the energy sector. While the biggest impact we can have is in enabling the economy-wide clean energy transition, we must also reduce our own direct impact on the environment and strengthen our resiliency to risks that we have less control over. To accomplish this, our RBC commitments to reduce Scope 1 (direct emissions from our operational activities), Scope 2 (indirect emissions from our purchase and use of gas and electricity) and Scope 3 (other indirect emissions from activities and sources outside of our ownership or control) emissions align with the requirements of the Paris Agreement and Science Based Targets

National Grid plc Annual Report and Accounts 2020/21

Strategic Report | Task Force on Climate-related Financial Disclosures (TCFD)

initiative (SBTi). These commitments, along with our overall suite of environmental sustainability initiatives, are reviewed in accordance with our quarterly business reviews and reported accordingly to the Group Executive Committee and Board.

Our climate change scenario analysis

Transition Risk Analysis

To further understand the risk that climate change could have on our business, we undertook a high-level scenario analysis, where we considered scenarios out to 2030. We used two scenarios:

- The first assumed that the global response to the threat of climate change is enough to limit global average temperature increases to no more than 1.5ºC above pre-industrial levels (as set out in the Paris Agreement) by 2100 **(the 1.5ºC scenario)**. In this scenario, rapid changes are made to progress decarbonisation goals: coordinated policy, regulation and customer behaviour favours bans on polluting technologies, and support for low-carbon solutions. We have assumed that transition impacts in this scenario would be focused around technological shifts to support decarbonisation, with the main impacts being a trend towards more large-scale renewables in the generation mix, a trend towards electrification and public pressure against the use of gas.
- The second scenario assumed that the 1.5ºC target is missed by some margin, comparable to a 4ºC global average temperature increase **(the 4ºC scenario)**. In this scenario, changes are less rapid and less comprehensive, and emissions remain high, so that the physical ramifications of climate change are more apparent by 2030. In rationalising this slower global progress, our 4ºC scenario assumed fragmented and ad hoc policy (within the Group's operating territories and globally). The main impacts of this scenario were increased weather events of escalating severity and frequency, which could increase disruption to our assets and our customers, less coordinated policy and regulation in pursuit of decarbonisation, resulting in an increase in overall system costs and reduced visibility over the network and inequality of access where some decarbonisation activities have the potential to leave some sectors of society behind.

Our analysis showed that, without action, both scenarios presented risks to us. However, while these would need to be managed, some of these changes represent material opportunities. Our next refresh of our scenario analysis will reflect the developments in our strategy as well as advancements in technology and in the wider market.

Physical Risk Scenario Analysis

To further understand the risk that climate change could have on our business, we are undertaking a high-level assessment of the physical climate change risks to assets across our UK and US business under a 2°C and 4°C scenario at future time periods of the 2030s, 2040s, 2050s and 2070s. This is important in order to mirror the longevity of our assets, even if the levels of uncertainty can increase the further ahead in time you look. The exercise is not yet complete (the project start date was delayed due to the COVID-19 pandemic), and therefore only initial results and the approach are shared in this year's disclosure.

Our approach

Our analysis on physical climate risks is aligned with recognised climate scenarios, specifically the Intergovernmental Panel on Climate Change's (IPCC) Representative Concentration Pathway (RCP) scenarios which provide a uniform framework for exploring potential climate changes and related impacts. RCPs are used globally for climate modelling and give access to a wide range of peer-reviewed and accepted climate datasets, as well as allowing consistency across our UK and US territories. We prioritised climate data sources according to confidence and readiness for use to support a consistent risk assessment across our UK and US territories. We relied on the most up-to-date and robust data from recognised national or local sources such as UKCP18 and NCA4.

We have considered the full portfolio of assets across our businesses, grouped into 12 asset types to assess vulnerability to these hazards. An assessment of risk, along with indication of confidence, will be provided by the combination of climate hazard, asset vulnerability and asset exposure for each hazard (Figure 1). The hazard assessment is drawn from geospatial analysis of climate model data, which will be co-located with our assets within the full risk assessment during 2021.

Initial insights from the modelling

We identified eight priority climate hazards expected to have a material impact on our business, and so have focused on these hazards for this scenario analysis. Table 1 shows the climate indicators we use to represent each of the eight hazards, together with a high-level indication of the overall direction of change across the US and UK under a 4°C scenario.

Alongside the hazard assessment, our asset vulnerability assessment shows that:

- coastal and inland flooding remain the hazards which have potential to impact the widest range of asset types, depending on location.
- temperature-related hazards (very hot or very cold days, and rapid changes) can have significant impacts, but on a smaller range of asset types.
- generation assets have high vulnerability to both flood-related hazards and high temperatures.
- underground assets are protected from the direct impacts of some climate hazards (such as high winds, storms, lightning) but may experience indirect impacts such as erosion and ground movement.

Vulnerability to hazards does not mean that risks will be realised. Whether vulnerability translates into risk depends on the exposure (location) of individual assets relative to projected changes in climate hazards, as well as any site-specific resilience measures in place. The full quantified hazard and risk assessment is due later in 2021 and will provide insights through comparison of scenarios, timeframes and aggregation of results by asset type, territory or business. We are developing an interactive visualisation to allow each business to make more tailored use of the scenario analysis.

Figure 1 Components of climate risk assessment


Hazard
(based on climate data)
Vulnerability
(based on asset typology)
Exposure
(based on asset location)
Climate risk

A key feature of our approach to scenario analysis is ongoing engagement across the Group, with representatives of each National Grid business involved in prioritisation of hazards and vulnerability assessment. In turn, every business has a stake in the outcome and is identifying how the assessment will be used in strategic planning and investment choices. This is supported by an action on our principal climate change risks to develop a climate change adaptation strategy/action plan.

National Grid plc Annual Report and Accounts 2020/21 Strategic Report

Task Force on Climate-related Financial Disclosures (TCFD) continued

Table 1 Summary of climate hazard assessment

Climate hazard	Indicator	Potential change by 2070s (4°C scenario)	Level of confidence in assessment
Coastal flooding	Extent of flooding for various return period events (e.g. 1-in-30, 1-in-100, 1-in-1000)	Considerable increase in frequency and/or magnitude	Moderate
Inland flooding	Extent of flooding for various return period events (e.g. 1-in-30, 1-in-100, 1-in-1000)	Considerable increase in frequency and/or magnitude	Moderate
Storm	Combinations of high wind speed and precipitation: frequency of days when wind speed above threshold value (e.g. 55 mph) and rainfall daily amount also above threshold value (e.g. 25 mm/day)	Slight increase in frequency and/or magnitude	Low
High wind speeds	Frequency of days with wind speed above threshold value (e.g. 76 mph (34 m/s))	May increase or decrease	Low
Lightning	Frequency of lightning occurrence (qualitative)	Slight increase in frequency and/or magnitude	Low
Increased extreme temperatures	Frequency of days with maximum temperature above 35°C (95°F)	Considerable increase in frequency and/or magnitude	High
Low temperatures (icing)	Frequency of days with maximum temperature below 0°C (32°F)	Slight decrease in frequency and/or magnitude	High
Freeze-thaw cycles	Frequency of days with minimum temperature below 0°C (32°F) and maximum temperature above 0°C (in the same day)	May increase or decrease	Moderate

Risk management of climate-related risks

Process for identifying and managing climate-related risks

In autumn 2019, a Group-level climate change principal risk was developed and added to our Group risk register. The climate change principal risk is underpinned by our enterprise risk management process which is the framework through which the Group identifies, assesses, prioritises, manages, monitors and reports risks. This process, which is described on page 24 of the ARA, includes the identification of a series of Group-wide controls and actions to mitigate the climate change principal risk (this is further described on page 26).

The controls for our climate change principal risk have evolved in line with our strategy and regulatory frameworks and all are in progress. They include controls on governance (for example, Board and Group Executive Committee sign-off on strategy and oversight of delivery against net zero action plans), investment plans (bringing to scale new technologies), leadership and climate adaptation. Controls related to the climate change risk are also reflected throughout other relevant risks, for example disruptive forces, regulatory outcomes, political and societal expectations. Progress has continued against specific UK and US business risks on climate change as well as US risks embedded in climate change threats that support the Group risks. The Secretary of State in the UK requires our UK Electricity Transmission and UK Gas Transmission businesses to report on what we are doing to adapt to climate change. Our most up-to-date report will be published in 2021. This covers a much wider qualitative assessment of potential risks.

Metrics and targets

We have metrics and targets that allow us to measure our impact on the environment, demonstrate our commitment and monitor our performance. These were published in October 2020 within our RBC and, on an annual basis, our RBR will report our progress against those targets. As previously discussed, the cornerstone of our suite of metrics is our commitment to reducing our impact by achieving net zero for our Scope 1 and 2 emissions by 2050, with interim targets of an 80% reduction by 2030 and a 90% reduction by 2040. Numerous underlying metrics support and complement this goal as part of our broader sustainability ambition, including reducing the carbon footprint of our operating facilities, enhancing the natural value of our properties, recycling and/or reusing our recovered assets and reducing our office waste. These are discussed in more detail on pages 56 – 58 and in our RBR. The metrics are comprised of several business unit level metrics that are then tracked and monitored by business unit, and presented to senior management on a quarterly basis, with accountability at the local level.

We continually review our metrics and targets, as needed, to ensure that the data we are measuring is meaningful, aligns with our strategy, and is providing the information the business and our stakeholders need to effectively monitor our performance and demonstrate our progress. In 2021/22, we will be laying out our pathway to achieve our net zero by 2050 emission reductions. Our GHG emissions reduction targets have been approved by the SBTi criteria, including a more ambitious Scope 3 emissions reduction target of a 37.5% reduction by FY 2034 from a FY 2019 baseline year.

We have also included enhanced disclosures in the financial statements prepared under IFRS to explain how we have considered the financial impacts of climate change, in particular evaluating the impact of new net zero commitments in our territories, and the effect this has had on judgements and estimates such as the useful economic life of our gas assets. See notes 1 and 13 to the financial statements for details. This remains a recurring area of focus for the Audit Committee.

National Grid plc Annual Report and Accounts 2020/21



2.
Corporate Governance

Governance at a glance	68
Letter from the Chairman	69
Statement of application of and compliance with the UK Corporate Governance Code	70
Our Board	72
Corporate Governance overview	74
Audit Committee	83
Finance Committee	88
Safety, Environment and Health Committee	89
Nominations Committee	90
Directors' Remuneration Report	92

Eleni LaFond
US
Joint winner

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance

Governance at a Glance

The Board remains committed to the highest standards of corporate governance and views good governance as key to the long-term success of National Grid. Governance is embedded throughout the business and in the work that we do to generate value for our stakeholders.

Major Board decisions

In accordance with section 172 of the Companies Act 2006 (see page 46) the Board has consistently factored the needs, concerns and potential impacts on our stakeholders into its decision-making process. The Board continues to consider all factors in the decision-making process including the long-term consequences of any decision and the need to maintain high standards of business conduct. Major decisions taken by the Board include:

- approval of the Company's Business Plan and re-affirmed its support for the strategy approved by the Board in 2020;
- approval of the 2020/21 Annual Report and Accounts;
- endorsement of proposed changes to the new organisational design;
- approval of the Company's Responsible Business Charter and Responsible Business Report, to achieve the goal of applying a Total Societal Impact lens to everything National Grid does as a business and approval of the decision to put the Company's climate transition plan before shareholders for a non-binding advisory vote;
- following significant scrutiny, approval of the 2020/21 interim and final dividends and the announcement on growing the dividend in line with UK CPIH from 2021/22 onwards;
- after detailed analysis of Ofgem's RIIO-2 Final Determinations, accepted the overall package for ESO and most of the package for ET and GT with the approval of the submission of a technical appeal to the Competition and Markets Authority in relation to the proposed cost of equity and outperformance wedge;
- approval of the Company's acquisition of WPD from PPL subject to certain regulatory approvals and shareholder circular;
- approval of the sale of NECO to PPL, conditional on completion of the WPD Acquisition; and
- approval to commence the process to sell a majority stake in National Grid Gas plc, expected to commence later this year and complete in the second half of 2022.

Key activities and matters considered by the Board are detailed on pages 76 and 77.

Key governance events

- A General Meeting was held on 22 April 2021 where shareholders approved the proposed acquisition of WPD and an increased borrowing limit. The General Meeting was held as a closed meeting due to COVID-19 restrictions and in line with government guidelines. A shareholder webcast was made available ahead of the General Meeting where the Chairman, Chief Executive and Chief Financial Officer answered questions posed by shareholders.
- A full Group Executive Committee led virtual town hall with the global employee base was held in September 2020. There were 7,150 estimated attendees and the Company announced its new value 'make it happen'.
- The 2020 Annual General Meeting was held on 27 July 2020 as a closed meeting due to COVID-19 restrictions and in line with the Corporate Insolvency and Governance Act 2020.
- A virtual shareholder engagement event was held immediately following the 2020 AGM, including a live Q&A session with the Board.
- Inaugural ESG virtual seminar for investors led by the Chairman and Chief Executive on 5 October 2020.
- Launch of 'Grid Guide To' virtual series for investors focusing on ESG themes. Led by the Chief Executive and subject matter experts.

Key highlights

97%
Board and Committee meeting attendance
for the year ended 31 March 2021

38.5%
Female representation on our Board
As at date of report

1
Board member from non-white ethnic minority
As at date of report

67%
Average % of Issued Share Capital Voted
at 27 July 2020 AGM
(3% increase from 2019)

81%
Employee engagement score for 2020/21

49.16p
Dividend per ordinary share in 2020/21
Increase of 1.21% on prior year

6/13
Board members with less than 4 years' tenure

21
Extra Board and Committee meetings to focus on key priorities: (COVID-19, RIIO-2 and WPD Acquisition)

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance

Letter from the Chairman



Sir Peter Gershon
Chairman

Dear shareholders,

I am pleased to present to you my final Corporate Governance Report as Chairman, for 2020/21.

The year in review

The COVID-19 pandemic has continued to have a significant impact around the world, requiring companies to be versatile and responsive. Good governance through times of crisis is crucial and as a Board we have closely monitored the developments of COVID-19 and the impact on the Company. We have been impressed by the commitment and resilience of our colleagues to continue to operate effectively in such unprecedented circumstances. Despite the restrictions which have prevented meetings in person we have effectively maintained continuity of governance and adapted to work well in a virtual way. As a Board we have utilised the ability to meet virtually ensuring effective engagement and collaboration has continued with each other as well as with our key stakeholders. I have been especially pleased that as a Board we have been able to continue to participate in a number of virtual engagement sessions with a range of different stakeholders to continue the solid progress in this area. In many circumstances holding the event virtually has broadened the diversity and reach of individuals we have been able to engage with where time zones and physical locations may have previously hindered this. Please see pages 79 and 80 to read further about Board engagement activities.

Focus for the Board

Outside of the unprecedented external influences created by the pandemic, it has been an incredibly busy year which has included the Final Determinations from Ofgem on the RIIO-2 price control, review of US strategy and regulatory landscape, a revised Group operating model and the approval of a new dividend policy. The Board also spent significant time discussing strategy and in particular potential strategic opportunities resulting in the proposed acquisition of Western Power Distribution (WPD) and the related sale of our Rhode Island energy business, which was approved by shareholders at a General Meeting (GM) on 22 April 2021.

Culture has been a key focus for the Board over the last few years and the COVID-19 pandemic has brought our purpose, culture and values into sharp focus, requiring the Company and the Board to demonstrate resilience through strong and decisive governance and risk management. The successful execution and implementation of our new operating model and the integration of WPD into the Group over the next year will be crucial in implementing and continuing the desired culture change. To read further about the Board's culture journey go to page 78.

Stakeholders

We devoted additional time to consider the impact of COVID-19 on the Company's stakeholders in its decision-making processes and held additional Board meetings during the year to ensure we were keeping any impact on our stakeholders in view. You can read more about how we have carried out our duties under section 172 of the Companies Act on page 46. We were disappointed to not be able to hold our 2020 AGM or 2021 GM in person; however, we were pleased to be able to offer virtual shareholder engagement sessions for both where shareholders were able to submit questions for answering by the Board. At the time of writing it is uncertain if we will be able to revert to a more 'normal' meeting for 2021; however virtual engagement will be available to ensure shareholders are able to engage with the Board. A resolution to amend our Articles to include the ability to allow for hybrid meetings to take place in the future is also being proposed at the 2021 AGM.

Climate Change

Climate change is an area that we regularly engage with our stakeholders on and has received increased attention year on year. The Company has been working towards an ambitious plan to reach net zero by 2050 and we are proud of the commitment the Company has made in its RBC and the challenging interim targets that have been set. Due to the importance of this area and the significant work that the Company is doing to meet its net zero ambition we wanted to go one step further this year to enable shareholders to have their say on how the Company is tackling this issue. As a result we are pleased to be making a commitment at this year's AGM to bring our climate transition plan to be voted on by shareholders at our 2022 AGM and progress against the plan to be reported annually.

Board succession and diversity

I am delighted that following a thorough search process Paula Rosput Reynolds was identified as my successor as Chair and joined the Board on 1 January 2021 as Non-executive Director and Chair Designate. A comprehensive induction process has been in place and Paula is well prepared to step into the role of Chair following my retirement from the Board on 31 May 2021. For further information on Paula's appointment process see page 91, and, for information on the induction process, page 82.

Maintaining a diverse culture on the Board is crucial and I am pleased that Paula's appointment as Chair will make National Grid one of only a small number of FTSE 100 companies with a female chair. Diversity is crucial to improving effectiveness, encouraging constructive debate, delivering superior performance and enhancing the success of the Company, and with Paula's appointment we have increased our gender diversity to 38.5% women on the Board. We also currently meet the Parker Review target for ethnic diversity on FTSE 100 boards. You can read more on how we strive towards our refreshed Board Diversity Policy objectives on page 91.

There have been a number of Committee changes during the year with Liz Hewitt becoming Chair of the Audit Committee in November 2020 and Earl Shipp becoming Chair of the Safety, Environment and Health Committee from 1 April 2021. As I signalled in last year's report, Paul Golby will not stand for re-election and will retire from the Board at the conclusion of the 2021 AGM, Mark Williamson is also due to retire later in the year upon reaching his nine-year term. I thank Paul and Mark for their significant contributions and the value that they have added to the Board during their tenures. Justine Campbell also joined the Company, succeeding Alison Kay as Group General Counsel & Company Secretary from 1 January 2021.

Looking Forward

It is clear that Paula will be taking over as Chair at a time of considerable activity, with the next 12–18 months a crucial time for the Company. As we enter into the new RIIO-2 regulatory period, start to see the recovery of the economy from the constraints of the COVID-19 pandemic and the integration of WPD into the Group proceeds, the Board will continue to closely monitor the impacts of these events on the Company. With a number of Directors reaching their nine-year term there will also be a period of change for the Board and the opportunity for a refreshed set of skills which will ensure that the Board is well placed to react to the changing needs of the Company and the repositioning of the Company's portfolio to achieve its vision to put National Grid at the heart of a clean, fair and affordable energy future.

Sir Peter Gershon
Chairman



Paula Rosput Reynolds
Chair Designate

I am honoured to be taking over the role of Chair from 31 May 2021. I am looking forward to working with John Pettigrew and the rest of the Board and engaging with National Grid employees and key stakeholders. Sir Peter has given over nine years of devoted Chairmanship to the Company and I will ensure strong continuity of governance while imparting my experience and knowledge to lead a refreshed Board that is able to add significant value and provide effective stewardship over the Company. I look forward to reporting on the progress made in my first year as Chair in next year's Annual Report.

National Grid plc Annual Report and Accounts 2020/21
Corporate Governance

Statement of application of and compliance with the UK Corporate Governance Code

UK Corporate Governance Code – 2020/21 Compliance Statement

The Company is subject to the principles and provisions of the UK Corporate Governance Code (the Code), which have been consistently applied. The table below outlines how the Group has structured the Governance section of the Annual Report around the principles of the Code.

For the year ended 31 March 2021, the Board considers that it has complied in full with the provisions of the Code with the exception of provision 19, which has been a short-term departure from the Code. Provision 19 of the Code outlines that the Chair of a company should not remain in post beyond nine years from the date of first appointment. The Code allows for an extension of the Chair's tenure for a limited time to support effective succession planning and development of a diverse board.

The Company outlined in the 2018/19 and 2019/20 Annual Report that Sir Peter Gershon's tenure would be extended to conclude the RIIO-2 process and allow a smooth transition to the new Chair. Sir Peter will be stepping down on 31 May 2021 at which point we will comply in full with provision 19. Further detail on the Chair succession process can be found on page 91.

Disclosure Guidance and Transparency Rules

We comply with the Corporate Governance Statement requirements pursuant to the FCA's Disclosure Guidance and Transparency Rules by virtue of the information included in this Governance section of the Annual Report together with information contained in the Shareholder Information section on pages 240 – 244.

Principles of the Code

1. Board Leadership and Company Purpose	
Chairman's letter	69
Role of the Board	74
Section 172 statement	46
Purpose and values	18
Board engagement with stakeholders	79 – 80 and 82
Oversight of strategy	19
Assessment of risks and viability	25 – 29
Measurement of strategy (KPIs)	20 – 22
2. Division of Responsibilities	
Board independence	72 – 73 and 90 – 91
Board committees	74
Committee reports	83, 88, 89, 90 and 92
Board attendance	75
External appointments of Board members	72 – 73
3. Composition, Succession and Evaluation	
Board biographies	72 – 73
Board composition and tenure	72 – 73 and 90
Committee membership	72 – 73
Board evaluation	81
Board succession planning	90 – 91
Nominations Committee Report	90 – 91
4. Audit, Risk and Internal Controls	
Audit Committee Report	83 – 87
Risk	24 – 29
Principal risks	25 – 29
Emerging risks	24 – 27
Fair, balanced and understandable	84 and 86
5. Remuneration	
Directors' Remuneration Report	92

1. Board Leadership and Company Purpose

Company Purpose

National Grid's vision is to be at the heart of a clean, fair and affordable energy future. This vision is intrinsic to our purpose to Bring Energy to Life. National Grid operates at the heart of the energy system, connecting millions of people safely, reliably and efficiently to the energy they use every day. The Board is collectively responsible for the oversight and long-term success of the Company and champions the purpose and vision ensuring consistency with our workforce policies and practices. To deliver our vision, the Board has set its strategy through four key strategic priorities to create long-term value for our stakeholders. This is underpinned by the values and behaviours that shape the culture of National Grid and how we operate. This is detailed on page 18.

Culture

We recognise that how we do things is as vital as what we do. Culture sets the tone and as a result the right culture leads to a motivated and productive workforce. The Board is responsible for influencing and monitoring culture throughout the Company to ensure the desired beliefs and behaviours both in and outside the boardroom are embedded. During the year the Board has continued its journey to mould and implement the right culture across the business. Our culture journey is detailed on page 78.

Engagement

The Board remains committed to engaging with the workforce and view it as a key element of understanding the culture issues and challenges across the business. The COVID-19 pandemic presented some challenges, but engagement has continued effectively due to the ease of virtual sessions and lack of geographical barriers. The Board actively engages with all stakeholders and regularly reviews the type of engagement; further information on this can be found on pages 46 – 51.

2. Division of Responsibilities

The Chairman, who was independent on appointment, is responsible for the leadership and management of the Board and its governance. National Grid has a clear governance framework that is detailed on page 74. The Board supports the separation of the roles of the Chairman and Chief Executive. The key responsibilities are clearly documented and reviewed when appropriate; the matters reserved for the Board schedule is available on our website. The Chairman makes sure the Board is effective in its role by promoting a strong culture of openness and debate. This helps facilitate contribution from all Directors and maintain relations between the Executive and Non-executive Directors.

All of the Non-executive Directors detailed on pages 72 and 73 are considered independent by the Company and the Chair Designate upon appointment was considered independent; this is detailed on page 91. Non-executive Directors are advised of the time commitment and travel expected from them on appointment. External commitments, which may impact existing time commitments, must be agreed with the Chairman prior to appointment and approved by the Board during their tenure.

As part of the Chairman's succession, potential candidates are notified of the expected time commitment at the beginning of the process. Independent of management, our Non-executive Directors bring diverse skills and experience vital to providing strategic guidance, constructive challenge and debate.

The Group General Counsel & Company Secretary ensures that the Board has access to the necessary policies, processes and resources required to operate effectively and efficiently. She is also responsible for ensuring that timely information is provided and advises and supports the Chairman and the Board on all governance matters.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Statement of application of and compliance with the UK Corporate Governance Code

3. Composition, Succession and Evaluation

Composition

The Board believes it operates effectively with an appropriate balance of independent Non-executive and Executive Directors who have the right balance of skills, experience, independence and knowledge of the Company. Details of our Board, their biographies and Committee membership are set out on pages 72 and 73. Board and Committee attendance during the year to 31 March 2021 is set out on page 75.

The size and composition of the Board and its Committees is kept under review by the Nominations Committee to ensure the appropriate balance of skills, experience, independence and knowledge. The Committee also monitors the expertise of the Board and will recommend further appointments. The appointment of Paula Rosput Reynolds in January 2021 ensures the Board has a Non-executive Director and Chair Designate with the required capabilities and expertise to succeed as Chair. The independence of the Non-executive Directors is considered at least annually along with their character, judgement, commitment and performance on the Board and Board Committees. The Board took into consideration the Code and indicators of potential non-independence, including length of service. Following due consideration, the Board determined that all Non-executive Directors were independent in character and judgement. Although Paul Golby reached nine years' tenure on 1 February 2021, the Board determined that the 6 months extension past nine years did not have any effect on his independence and he was therefore determined to remain independent.

Succession

The Nominations Committee, which comprises the Chair Designate and Non-executive Directors, leads the process for Board appointments and makes recommendations to the Board. The Nominations Committee also has responsibility for ensuring that plans are in place for orderly succession to both the Board and senior management positions as well as overseeing the development of the talent pipeline to ensure that the future leadership needs of the Company are considered and these fit the culture and forward-looking strategy of the Company. This has been a key focus in the year and more detail is outlined on page 90.

Following Board approval, Justine Campbell was appointed as Group General Counsel & Company Secretary in January 2021; the detailed process is outlined on page 91.

Each Director is subject to election at the first AGM following their appointment, and re-election at each subsequent AGM. Following recommendations from the Nominations Committee, the Board considers whether all Directors continue to be effective, committed to their roles and have sufficient time available to perform their duties. The Chairman held meetings with each Board member at the end of the year to discuss their contribution and performance. Following these meetings he confirmed to the Nominations Committee that he considered that each Director continued to be effective. In April 2021 it was confirmed that all Directors continued to perform their duties in accordance with the principles of the Code. Succession planning is ongoing for those members of the Board who are approaching the nine-year term.

Evaluation

The 2020/21 performance evaluation of the Board, Board Committees and individual Directors was carried out internally with consideration given to composition, diversity, skills, and effectiveness. You can read more about this on page 81.

4. Audit, Risk and Internal Control

The Company recognises the importance and benefits of the independence of both the internal audit function and the external auditor. The Board is satisfied that the current policies and procedures in place ensure their independence and effectiveness. See pages 83 – 87 for further details.

The Board is responsible for presenting the Annual Report and Accounts that when taken as a whole is considered fair, balanced and understandable in its assessment of the Company's position and prospects. The Audit Committee has a robust process to ensure this is the case, outlined on pages 84 and 86. The statement of Directors' responsibilities is set out on page 116.

The Board delegates responsibility to the Audit Committee which oversees the Group's system of risk management and internal control. The Board considered both principal and emerging risks facing the Company during the year as detailed on pages 24 – 27.

The Company's risk appetite is set by the Board alongside internal controls and the risk management processes. The Audit Committee assists the Board with its responsibilities relating to risk and assurance and these activities are set out on pages 84 – 86.

5. Remuneration

The Remuneration Committee is comprised entirely of independent Non-executive Directors. The Committee is responsible for the development and implementation of the Remuneration Policy and determining the remuneration for Executives and senior management; including alignment to the Company's purpose, culture, values and long-term strategy. Our policy is reviewed against workforce remuneration and performance and is designed to reflect our stakeholders' interests.

The Directors' Remuneration Report on pages 92 – 113 sets out the work of the Remuneration Committee, its activities during the year and further details on how our Remuneration Policy is implemented.

During 2020/21, the Remuneration Committee ran a successful tender and appointed new remuneration consultants. Further detail is set out on page 111.

No Director is involved when determining their own remuneration outcome. Each Director exercises independent judgement and discretion as part of any decision made by the Remuneration Committee.

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance

Our Board

Committee membership key

- A Audit Committee
- F Finance Committee
- N Nominations Committee
- R Remuneration Committee
- S Safety, Environment and Health Committee
- E Group Executive Committee
- Chair of the Committee

Biographies as at 19 May 2021

Other changes during the year:

- Alison Kay stepped down as Group General Counsel & Company Secretary on 31 December 2020



Sir Peter Gershon CBE FREng (74)
Chairman

Appointed: 1 August 2011 as Deputy Chairman and Chairman with effect from 1 January 2012

Tenure: 9 years

Skills and competencies: Sir Peter is an experienced leader, having held senior board-level positions in the computer, defence and telecommunications industries. He has served as a Managing Director in several high-profile organisations and was previously Chairman of Tate and Lyle plc. Sir Peter is committed to engaging with employees, for example, through site visits in the UK and US. He annually hosts the Chairman's Awards, an excellent opportunity to appreciate employees at National Grid; and further engages through the recent employee engagement sessions. Sir Peter brings external insight, understanding of diverse issues and the strong corporate governance expertise required to create and lead an effective Board.

External appointments:

- Chairman of the Dreadnought Alliance Leadership Board;
- Trustee of the Sutton Trust;
- Trustee of the Education Endowment Foundation;
- Advisory Board member of the Reform Research Trust;
- Chairman of Join Dementia Research (JDR) Partnership Board; and
- Board member of the Investor Forum.



E F

John Pettigrew FEI FIET (52)
Chief Executive

Appointed: 1 April 2014 and Chief Executive with effect from 1 April 2016

Tenure: 7 years

Skills and competencies: John joined the Group as a graduate in 1991 and has progressed through many senior management roles. John brings significant know-how and commerciality to his leadership of the executive team and management of the Group's business.

John continues to lead the implementation of the Group's strategy. This year a new group operating model was introduced under John's leadership, in order to improve customer and stakeholder relationships; evolve our ways of working and culture; and to ensure a step change in efficiency and effectiveness. Recently, he led on a strategic pivot, including the WPD Acquisition and to commence the process to sell a majority stake in our UK Gas Transmission business.

External appointments:

- Member of the UK government's Inclusive Economy Partnership;
- Member of the Electric Power Research Institute Board;
- Member of the CBI's President's Committee;
- Member of the Edison Electric Institute Executive Committee; and
- Non-executive Director and Senior Independent Director of Rentokil Initial plc.



R F N

Jonathan Dawson (69)
Non-executive Director; Independent

Appointed: 4 March 2013

Tenure: 8 years

Skills and competencies: Jonathan, through his broad range of expertise within the finance and pensions sector, brings significant in-depth understanding in remuneration and financial matters to his role as Chair of the Remuneration Committee. Jonathan previously held positions as Chairman of the Remuneration Committee and Senior Independent Director of Next plc and Chairman of the Audit & Risk Committee and Senior Independent Director at Jardine Lloyd Thompson Group plc.

As a Non-executive Director, Jonathan brings an innovative perspective, scrutiny, constructive challenge and independent oversight to the Board.

External appointments:

- Chairman of River and Mercantile Group plc; and
- Chairman and a founding partner of Penfida Limited.



E

Nicola Shaw CBE (52)
Executive Director, UK

Appointed: 1 July 2016

Tenure: 4 years

Skills and competencies: Nicola's career, in the UK and overseas, has included several senior operational and commercial roles in regulated businesses. She has a strong leadership track record, which has included Chief Executive Officer of HS1 and Managing Director of the UK Business Division at FirstGroup plc.

Her broad range of experience working with the UK government, the European Commission and Parliament and industry regulators, as well as leading large regulated businesses, enables Nicola to implement Board decisions and lead our UK business with the requisite experience, knowledge and leadership expertise.

External appointments:

- Non-executive Director of International Consolidated Airlines Group, S.A.;
- Director of Major Projects Association;
- Director of Energy Networks Association Limited; and
- Director of Energy UK.



E F

Andy Agg (51)
Chief Financial Officer (CFO)

Appointed: 1 January 2019

Tenure: 2 years

Skills and competencies: Andy trained and qualified as a chartered accountant with PricewaterhouseCoopers and is a member of the ICAEW. He has significant financial experience, having held a number of senior finance leadership roles across the Group, including Group Financial Controller, UK CFO and Group Tax and Treasury Director. Andy brings in-depth knowledge of National Grid, both in the UK and US, and his broad experience across operational and corporate finance roles led to a smooth transition into his role. He contributes broadly on a wide range of topics at Board, Finance and Audit Committee meetings.

External appointment:

- Member of the 100 Group Main Committee and Chair of the Tax Committee.



E

Justine Campbell (50)
Group General Counsel & Company Secretary

Appointed: 1 January 2021

Skills and competencies: Justine has held senior executive positions at several multinational companies and is an experienced lawyer with particular expertise in regulated sectors.

She is responsible for safety, legal, risk, compliance and governance activities across the Group, the effective operating of National Grid plc's Board and Committees and advising on key issues of corporate governance.

External appointment:

- Member of the GC100 Group Executive Committee.



A N S

Amanda Mesler (57)
Non-executive Director; Independent

Appointed: 17 May 2018

Tenure: 3 years

Skills and competencies: Amanda brings to the Group extensive international leadership and general management experience from the technology and fintech sectors. She has over 26 years of experience at senior management and Board level at large international companies. She led a $1 billion global practice at Electronic Data Services and has experience sitting on audit, risk and remuneration committees. Amanda provides an entrepreneurial perspective to the Board and valuable insight into the Company's increasingly important technical evolution.

External appointment:

- Chief Executive Officer of CashFlows Europe Limited.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Our Board



F A N

Therese Esperdy (60)
Non-executive Director; Independent

Appointed: 18 March 2014. Appointed to the Board of National Grid USA from 1 May 2015

Tenure: 7 years

Skills and competencies: Therese has significant international investment banking experience, having held a variety of leadership roles spanning 27 years. Her career began at Lehman Brothers and in 1997 she joined Chase Securities and subsequently JPMorgan Chase & Co., where she held a number of senior positions. With a distinguished career in the investment banking sector, Therese brings significant banking, strategic and international financial management expertise and knowledge of financial markets to the Board and to her role as Chair of the Finance Committee.

Therese's specialist knowledge combined with her sharp and incisive thinking enables her to contribute and constructively challenge on a wide range of Board debates.

External appointments:

- Chair of Imperial Brands PLC; and
- Non-executive Director of Moody's Corporation.



S A N

Dr Paul Golby CBE FREng, FIET, FIMechE, FEI, FCGI (70)
Non-executive Director; Independent

Appointed: 1 February 2012

Tenure: 9 years

Skills and competencies: Paul is a Chartered Engineer and has a lifelong passion for engineering and innovation, having spent his career in the energy and regulatory sectors. He brings a valuable engineering and industry perspective to the Board as well as the attributes of an experienced Chairman and Chief Executive to his role as a Non-executive Director. Paul's deep understanding and specialised experience in safety and risk management combined with his deep insight into regulatory issues faced by the Group, particularly in the UK, is crucial to his role as a member of the Safety, Environment and Health Committee.

External appointments:

- Chairman of Costain Group plc;
- Director of the Electrical Research Association (ERA) Foundation; and
- Chairman of NATS Holdings Limited.



A N S

Liz Hewitt (64)
Non-executive Director; Independent

Appointed: 1 January 2020

Tenure: 1 year

Skills and competencies: Liz qualified as a chartered accountant with Arthur Andersen & Co. In her executive career she worked in private equity for 3i Group plc, Gartmore Investment Management Limited and Citicorp Venture Capital Ltd gaining insights into a wide variety of industries. Her work at Smith & Nephew gave her global insight. She was seconded for a year to HM Government. In November 2020 Liz was appointed as Chair of the Audit Committee. She has extensive experience as an Audit Committee Chair and as a member of nominations and remuneration committees. She is considered to be a financial expert in the context of Audit Committee work. Her broad industrial and global experience and her financial knowledge bring a wide perspective to Board discussions and decision-making.

External appointment:

- Senior Independent Director and Chair of the Audit Committee at Melrose Industries plc.



N

Paula Rosput Reynolds (64)
Chair Designate & Non-executive Director; Independent

Appointed: 1 January 2021 as Chair Designate and Chair with effect from 31 May 2021

Tenure: Less than 1 year

Skills and competencies: Paula's strong business acumen can be demonstrated by her impressive track record of leading complex international businesses. In her board and leadership roles, Paula has demonstrated her decisive and pioneering nature which will be crucial in moving National Grid's vision forward, as it embarks on its journey to clean energy and net zero by 2050. Her knowledge of the energy market and experience supporting organisations through transitional periods will be an asset to the Board as National Grid continues to grow and embrace opportunities. Upon joining the Board, Paula stepped into the role of Chair of the Nominations Committee, which will be pivotal in ensuring that the succession and composition of the Board matches the culture, strategy and leadership needs of the Company. These skills combined with her insight into strategic and regulatory issues will enable her to lead and govern an effective Board.

External appointments:

- Senior Independent Director and Chair of the Remuneration Committee at BP plc;
- Non-executive Director of General Electric;
- President and CEO of PreferWest LLC; and
- Chair of Seattle Cancer Care Alliance.



S N R

Earl Shipp (63)
Non-executive Director; Independent

Appointed: 1 January 2019

Tenure: 2 years

Skills and competencies: With an extensive career in the chemicals industry and having held a senior leadership role in a safety-critical process environment, Earl brings significant safety, project management, environmental, sustainability and strategic expertise to the Board and Committees particularly in relation to safety management. This, along with his innovative way of thinking, enables Earl to contribute on a wide range of issues to Board and Committee debates and to effectively chair the Safety, Environment and Health Committee.

External appointments:

- Non-executive Director of Olin Corporation; and
- Non-executive Director of CHI St. Luke's Health System of Texas.



F N R

Jonathan Silver (63)
Non-executive Director; Independent

Appointed: 16 May 2019

Tenure: 2 years

Skills and competencies: Jonathan has considerable knowledge of the US-regulated energy environment, experience and understanding of integrating public policy and technology into a utility as well as a strong background in finance. Previously, Jonathan was the head of the US government's $40 billion clean energy investment fund. He is currently the Managing Partner of Tax Equity Advisors LLC, which manages investment in large-scale renewable projects and was recognised as one of the 'Top 10 Green Tech Influencers' in the US. Jonathan's strong background in finance and government policy along with his long career at the intersection of policy, technology, finance, and energy brings innovative and positive insight to the Board's policy discussions and to its interaction with management.

External appointments:

- Independent Director of EG Acquisition Corp.;
- Senior Advisor to Guggenheim Partners;
- Non-executive Director of Peridot Acquisition Corp.;
- Director of Plug Power, Inc; and
- Director of Intellihot, Inc.



N R

Mark Williamson (63)
Non-executive Director & Senior Independent Director

Appointed: 3 September 2012

Tenure: 8 years

Skills and competencies: As a qualified chartered accountant, Mark brings considerable financial and general managerial experience to the Company. His previous roles as Chief Financial Officer of International Power plc, Non-executive Director and Senior Independent Director of Alent plc and Chairman of Imperial Brands PLC cement his extensive financial experience and give him a deep understanding of the utilities sector. Mark stepped down as Chair and member of the Audit Committee in November 2020, offering guidance and support to Liz, as she succeeded him as Chair of the Audit Committee. In his role as Senior Independent Director, Mark brings an excellent understanding of investor expectations as well as providing significant insight into managing relationships with investor and financial communities.

External appointment:

- Chairman of Spectris plc.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance

Corporate Governance overview

Board

Our Board is responsible collectively for the effective oversight of the Company and its businesses. It determines the Company's strategic direction and objectives, business plan, dividend policy, viability and governance structure to help achieve long-term success and deliver sustainable shareholder value. The Board also plays a major role in setting and leading the Company's culture and wider sustainability goals. It considers key stakeholders in its decision-making and, in doing so, ensures that Directors comply with their duty under section 172 of the Companies Act 2006.

To operate efficiently and give the right level of attention and consideration to relevant matters, the Board delegates authority to its Board Committees. Each Committee Chair reports to the Board on their Committee's activities after each meeting.

Key matters considered by the Board include:

- the Company's strategy and long-term strategic objectives;
- risk appetite and determination of principal risks;
- overall corporate governance arrangements, systems of internal control and risk management;
- annual business plan and budget;
- significant changes in capital structure;
- succession planning for Board and senior management;
- half-year and full-year results statements, Annual Report and Accounts and other statutory announcements;
- oversight of the Company's response to major crises and other significant challenges; and
- determination of the framework or policy for the remuneration of the Chairman, Chief Executive, Executive Directors, Group General Counsel & Company Secretary, and direct reports to the Chief Executive, following recommendation from the Remuneration Committee.

Board Committees

Audit Committee:
- Financial reporting.
- Internal controls.
- Processes for risk management.
- Internal audit.
- External auditor.

Nominations Committee:
- Board and Committee composition.
- Succession planning.
- Board appointments.

Remuneration Committee:
- Policy.
- Consideration of exercise of discretion.
- Implementation of policy.
- Incentive design and setting of targets.

Finance Committee:
- Financing policies and decisions.
- Credit exposure.
- Hedging.
- Foreign exchange transactions.
- Tax strategy and policy.
- Guarantees and indemnities.

Safety, Environment and Health (SEH) Committee:
- SEH strategy and policies.
- Performance targets.
- Sustainability.

Group Executive Committee

Led by the Chief Executive, the Committee oversees the safety, operational and financial performance of the Company. It is responsible for making the day-to-day management and operational decisions it considers necessary to safeguard the interests of the Company and to further the strategy, business objectives and targets established by the Board.

The Committee members have a broad range of skills and expertise that are updated through training and development. Some members also hold external non-executive directorships, giving them valuable board experience. Those members of the Committee who are not Directors regularly attend Board and Committee meetings for specific agenda items.

Other management committees

Disclosure Committee; Investment Committee; Share Schemes Sub-Committee.

Our Group Executive Committee

Three Executive Directors are members of the Group Executive Committee, as well as being on the Board. The Group General Counsel & Company Secretary is also a member of the Group Executive Committee. See their biographies on page 72.

Full biographies for the Group Executive Committee are available at: nationalgrid.com

Governance structure

The schedule of matters reserved for the Board and terms of reference for each Board Committee are available in our Board Governance Document at: nationalgrid.com

Reports from each of the Board Committees, together with details of their activities, are set out on pages 83 – 94.

National Grid plc Annual Report and Accounts 2020/21
Corporate Governance | Corporate Governance overview

Board attendance and skills

Board and Committee membership and attendance

The table below sets out the Board and Committee attendance during the year to 31 March 2021. Attendance is shown as the number of meetings attended out of the total number of meetings possible for the individual Director during the year.

Director	Board	Audit	Finance	Nominations	Remuneration	Safety, Environment and Health
Sir Peter Gershon	◆ 19 of 19	–	–	4 of 4[4]	–	–
John Pettigrew	19 of 19	–	7 of 7	–	–	–
Andy Agg	19 of 19	–	7 of 7	–	–	–
Nicola Shaw	19 of 19	–	–	–	–	–
Jonathan Dawson	19 of 19	–	7 of 7	6 of 6	◆ 10 of 10	–
Therese Esperdy	19 of 19	6 of 6	◆ 7 of 7	5 of 6[1]	–	–
Paul Golby	19 of 19	6 of 6	–	6 of 6	–	◆ 4 of 4
Liz Hewitt	18 of 19[3]	◆ 6 of 6[5]	–	6 of 6	–	3 of 4[3]
Amanda Mesler	17 of 19[1]	6 of 6	–	6 of 6	–	4 of 4
Earl Shipp	19 of 19	–	–	5 of 6[2]	10 of 10	4 of 4
Jonathan Silver	18 of 19[1]	–	7 of 7	6 of 6	9 of 10[1]	–
Mark Williamson	19 of 19	4 of 4[5]	–	6 of 6	9 of 10[1]	–
Paula Rosput Reynolds – Appointed on 1 January 2021	5 of 5	–	–	◆ 1 of 1[4]	–	–

◆ Board/Committee chair

1. A number of meetings this year were ad hoc and held at short notice. The Directors noted were unable to join due to short notice and/or conflicting commitments. Where possible all Board/Committee members who were unable to attend a meeting provided comments to the relevant Chair in advance of the meeting.
2. Earl Shipp was unable to attend the April 2020 Nominations Committee meeting due to a conflicting commitment.
3. Liz Hewitt was unable to attend the September 2020 Board and Safety, Environment and Health Committee meetings due to travel disruption.
4. Sir Peter Gershon stepped down as Chair and member of the Nominations Committee on 1 January 2021 following the appointment of Paula Rosput Reynolds as Chair Designate and Chair of the Nominations Committee with effect from the same date. Sir Peter Gershon was not required to attend one of the Nominations Committee meetings this year as it was held to discuss his succession.
5. Mark Williamson stepped down as Chair and member of the Audit Committee with effect from 10 November 2020. Liz Hewitt stepped into the role as Chair with effect from the same date.

Board skills and experience

This diagram sets out the number of Board members with specific skills and experience as a way of demonstrating the different aspects the Directors bring to the Board.


4
Engineering
9
Energy
13
General management
4
Technology/ innovation
4
Digital
8
Government/ political
11
Compliance/ regulation
8
Finance/audit/ banking
8
Competitive Market
10
International (specifically US)
6
Safety
11
M&A
13
Risk management
3
Cyber
10
ESG
5
Climate

National Grid plc Annual Report and Accounts 2020/21
Corporate Governance

Corporate Governance overview continued

Examples of Board focus during the year include:

Strategy

Strategy remained a key focus throughout 2020/21. In addition to Board meetings held during the year, the Board participated in an interactive strategy session held in September 2020. Topics of discussion included: recap of the Company's strategy; the next 12 months; decisions needed in the next 6 months to roll out the new operating model by April 2021; and US, UK and NGV strategy delivery.

UK RIIO-2 price control

The Board has continued to scrutinise and challenge the UK regulatory strategy throughout the year, providing feedback, guidance and support for its ongoing development.

The Board spent a considerable amount of time discussing the RIIO-2 price control this year and an additional meeting was held in January 2021. Matters considered included:

- various scenarios for Draft Determination positioning prior to the publication of the Draft Determinations in July 2020;
- how the UK business was responding to the draft proposals, its approach and key arguments;
- the Company's engagement and communications strategy;
- how the RIIO-2 performance plans had evolved, how risk and change impact of the plans was being managed;
- the outcome of the Final Determinations and possible areas of appeal to the Competition and Markets Authority (CMA);
- approval of the two technical areas of appeal to the CMA; and
- regular updates from the Chairman and Chief Executive on conversations with key stakeholders.

In January 2021, the Board agreed the recommendation to accept the overall package for the Electricity System Operator and not to pursue an appeal on any area to the CMA.

US strategy and regulatory landscape

The Board has continued to focus on developing business plans, strategies and advocacies to reposition the Company to align with the new reality. Considerations included:

- designing a simpler, more streamlined business, leading to a more efficient and effective organisation;
- embedding more of a customer focus in core operations;
- improving the way we engage with a broad range of stakeholders;
- focusing on the long-term objectives of implementing innovative regulatory frameworks, including rate plans;
- providing opportunities for investments in clean energy for the US business; and
- working with regulators and external stakeholders to set up new customer assistance programmes and regulatory pathways for recovery of incremental impacts associated with COVID-19.

The implementation action plan was approved by the Board in April 2020 and execution progressed well with two thirds of the actions now complete. The four actions behind track were due to COVID-19.

Agreed acquisition of WPD from PPL (subject to certain regulatory approvals) and strategic portfolio repositioning

This year the Board has spent a significant proportion of time discussing the strategic position of the Company to ensure its net zero ambition and overarching strategy could be achieved. In March 2021, the Board decided to proceed and strategically pivot the UK portfolio towards electricity. The decision was also taken to proceed with the sale of NECO and the majority stake in NGG.

Stakeholder analysis was undertaken during the decision-making process and further information can be found on page 48.

Stakeholders considered

Business Plan and financial performance

Business Plan

The Board discussed the ongoing financial strategy and focused on developing a Business Plan that meets the Group's requirements, aligned to the Company's purpose, vision and values.

The Board received an update on the emerging Business Plan to provide an early view given the interlinked strategic financial decisions required in 2021. In January 2021, the Board supported the suggested amendment to the financing strategy considered by the Finance Committee and approved the delegation of final approval to a sub-committee.

Stakeholder analysis had been undertaken and the impact of the Business Plan on non-investor stakeholders considered. Following a more detailed impact analysis at the March 2021 Board meeting, the Board approved the Company's Business Plan.

Financial performance

The Board receives monthly updates on the Group's financial performance. This year the Board has reviewed and scrutinised the Group trading performance, budget and financing strategy. Share price has also been considered throughout the financial year.

Dividend

The Board considered the dividend policy at its May and June 2020 meetings. The Board approved the proposed interim and final dividend payments and approved the updated dividend policy in January 2021.

The Board also reviewed the Group's dividend policy in light of the decision on Ofgem's RIIO-2 Final Determinations and the Company's Business Plan. It was announced on 2 March 2021 that from FY2021/22 onwards, the policy will aim to deliver annual dividend per share growth in line with UK CPIH inflation.

Stakeholders considered

Organisation and culture

New operating model

Following input from the Nominations Committee, the Board has provided input on the proposed changes to the new operating design. The overarching aim of the project is to build a sustainable operating model to underpin our vision and strategic priorities, and to adapt our business to a rapidly changing external context. Following a clear articulation of the expected outcomes and the impact on the business, the Board endorsed the proposed changes in May 2020.

Diversity

The Board received updates on the ambitious diversity and inclusion targets at the March and April 2021 meetings.

Stakeholders considered

Our Stakeholders

Colleagues	Investors	Regulators
Communities	Customers	Suppliers

National Grid plc Annual Report and Accounts 2020/21
Corporate Governance | Corporate Governance overview

COVID-19

The Board has considered the impact of COVID-19 across all areas of the business via Board papers and meeting updates.

Throughout the peak of the pandemic, Board meetings were held weekly to discuss internal and external implications, and particularly the impact on our:

- people;
- operations;
- regulatory developments; and
- financials.

This was supported by the consideration of a number of actions to mitigate any negative impacts.

As the pandemic continued into the summer months, the meetings became fortnightly with weekly briefing notes circulated to the Board.

Our workforce remains a key focus as we continue to navigate the impact of the COVID-19 pandemic. We are pleased to report that none of our employees were furloughed during the period. A survey was conducted across the workplace to gauge both the level of business need, but also personal need, for a priority return to the workplace. The Board recognised the importance to support and prioritise a return for those who were facing the most challenges in working from home. The health and safety of our employees remains paramount and all policies have been in accordance with government guidelines.

Stakeholders considered

Other

The Board has also spent time this year considering the following matters:

- implications of the 2020 US presidential election;
- deep dives on the performance of the business and digital strategy execution;
- the strong performance of the UK and US commercial property portfolio;
- the future of the ESO; and
- culture and the implementation of the new operating model, further details of which can be found on the prior page.

Stakeholders considered

Sustainability

Responsible Business Charter

Following the recommendation last year to develop and implement a new Responsible Business framework for the Company, the Charter was created with the goal of applying a Total Societal Impact lens to everything the Company does as a business.

Extensive internal and external engagement has taken place. The Board reviewed and provided input on the Responsible Business Charter. The Board reviewed and approved the new Responsible Business Report in September 2020. A copy of the report is available at nationalgrid.com/responsibility. See pages 52 – 53 for further information.

COP26

This year the Board was pleased to report that the Company would be a principal partner of COP26. The Board received an update on the Company's aims and objectives for sponsoring COP26, the scope of the Company's campaign and core engagement components and timeline. The Board discussed the Company's ambitions and the engagement of key stakeholders during the campaign. The Board recently approved the addition of climate change as a principal risk. The Group's principal risks are reviewed and discussed by the Board bi-annually. Further information can be found in the TCFD section on page 61.

Following an update on COP26 in January 2021, the Board confirmed its support for the principle of taking a climate change advisory non-binding vote to the Annual General Meeting. In March 2021, the Board noted the climate change action plan and approved the external announcement. The Board received a further update on the Company's environmental, social and governance (ESG) positioning in April 2021.

National Grid Renewables

The Board considered the integration of Geronimo into NGV and the launch of the new National Grid Renewables brand.

Stakeholders considered

Looking forward

The Board's focus for next year is expected to include:

- US and UK regulatory strategy;
- implementation of RIIO-2;
- rate case filings;
- responsible business and ESG strategy;
- future of the ESO;
- organisational culture, bench strength and talent;
- effectiveness of the new operating model;
- stakeholder engagement strategies in the UK and US;
- long-term financing strategy; and
- integration of WPD into the Group and updates on the Rhode Island and NGG sale processes.

Our Stakeholders

Colleagues | Investors | Regulators
Communities | Customers | Suppliers

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance

Corporate Governance overview continued

Our culture journey

Our culture determines how we behave, how we make decisions and our attitude towards risk and how it aligns with the Group's purpose, vision and values. The Board has been on a journey over the last few years to create the right culture throughout the Company, to ensure our workforce are embracing positive and inclusive behaviours and values in everything we do. This year, considerable time was spent reviewing organisational culture as we continue to evolve for the future.

We are pleased to report that the Board has progressed the culture-related activities reported last year. COVID-19 has impacted on the way our colleagues work and new ways of working have accelerated the implementation of our culture change programme following a positive response from our colleagues.

More information on our culture can be found on page 18.

January – March 2020
The Nominations Committee considered the need to evolve our operating model to underpin the delivery of our strategy and to ensure progress was being made towards the Company's goal of being purpose led. It was agreed that there was a need to evolve our culture and ways of working to create substantial change across the organisation and to achieve a results-orientated culture. Following input from the Board, Group Executive Committee, and evaluated learnings from external benchmarks and utility peers, a programme of work was designed and initiated by Human Resources.

April

May

April – May 2020
The Board received the annual culture scorecard update devised to monitor culture at Group level with the aim of providing the Board with the information required to fulfil its role in influencing and monitoring culture. The scorecard had been updated to include additional analysis highlighting the change in culture and ways of working experienced during the COVID-19 pandemic.

A colleague engagement survey had also been undertaken, prior to the pandemic, to gain a more common understanding of the Company's culture and how this impacted behaviours and ways of working within the Company. The survey concluded that the current culture was highly consistent with the Board's view of culture and that 'order' and 'safety' had ranked as two of the top cultural behaviours and the results were also consistent with the themes seen in the annual survey.

The Board received an update on the early stages of the new operating model, considering the key milestone plan and the four key process stages.

The Board considered the culture and colleague engagement survey in May, which had been updated to reflect the feedback on the scale of ambition and provided tangible measures to support the assessment of progress. The Board noted the updated distillation of the new cultural ambition, which was one of the four overarching programme objectives from the wider operating model review. The proposed targets were agreed, which included a 10% increase in the overall organisation outcome score over the next 12 months.

December

September

September – December 2020
The Board considered how the organisational design programme was being rolled out, the progress to date and the forward plan.

Programme momentum continued to accelerate with a strong focus on design and implementation. The Board also received an update on the material progress made on culture initiatives and the design and cascaded communication of the new organisation and operating model. The programme became 'Leading the Energy Future' as it symbolised the transition from running a change programme towards an operationalisation of our strategy across the Group. Each of the objectives are directly linked to our strategic priorities and quantified with programme targets. You can read more about our strategic priorities on page 10.

February

April

February – April 2021
In February 2021, Spencer Stuart facilitated a culture diagnostic survey for the second year, which was completed by the Senior Leadership team, Non-executive Directors and a sample of colleagues from across the business. The aim of the survey was to see if the views of senior leadership corresponded to the views of the wider team and to establish if, from their perspective, any progress had been made on the culture journey.

In March 2021, the Board received an update on our response to the Black Lives Matter movement from the Chief Diversity Officer. Good progress had been made against the 'call to action' commitments and on inclusion and diversity in the Company. The transparency of diversity data had also increased. The Board endorsed the priorities for the next six months in the inclusion and diversity sphere.

In April 2021, an update on the progress of the culture journey was provided to the Board, along with the results of our annual Grid:voice employee survey. Good progress was seen across our organisational and leadership metrics, which exceeded our target outcomes. 81% of our colleagues completed the Grid:voice survey and the overall results were positive and reflected the considerable work we have done this year on developing our culture and our response to the pandemic.

2021 and beyond

2021 and beyond
Our leading indicators on culture change show we have multiple areas of progress being made that point toward a real change being underway. The primary focus for 2021 will be ensuring the successful execution and implementation of our new operating model including the integration of WPD into the Group and managing the proposed sale of a majority stake in Gas Transmission in the UK and the sale of NECO in the US. The acquisition will bring great people and experience to the Group and we will consider how to best incorporate the customer-centric culture. Focus will also be on reviewing and monitoring the impact on culture of the COVID-19 pandemic and ensuring that the improved communications and momentum of change activity continue as colleagues start returning to offices. Looking at the next 6–12 months, the programme will focus on delivering broadly across several initiatives with a key focus across five key priorities:

1. Implement our new organisation across the Group
2. Stand up new components of the operating model
3. Deliver planned/in-flight technology programmes
4. Capture the first wave of functional and business process efficiencies
5. Make key portfolio decisions and incorporate these into target operating design model

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Corporate Governance overview

Colleague engagement

Throughout the year we have continued with our 'Full Board Employee Voice' approach to workforce engagement, which utilises and enhances existing colleague engagement methods and communication channels to ensure meaningful engagement between the Board and our workforce across all locations.

In April 2020, the Board considered how the COVID-19 pandemic would impact the Board's ability to undertake a significant proportion of the planned activity for 2020/21. The colleague engagement plan was reviewed and updated to include a list of virtual colleague engagement opportunities across our businesses. The virtual colleague engagement sessions, designed to fit around other commitments, have enabled the Non-executive Directors to gain exposure to additional business areas and a broader cross section of employees where previously there may have been logistical constraints. A good example of this was the meeting with the US Trade Unions which would only logistically work virtually given the locations these members are situated in. We will continue to undertake some virtual sessions to ensure this broad engagement continues.

Examples of fuller Board engagement:

Details of the actions can be found below (see page 80).

Employee Resource Group (ERG) Sessions

In September 2020, the Non-executive Directors met with nine US ERG Chairs and leads virtually for an informal session. Discussions focused on: inclusion and diversity; communication in middle management; COVID-19; and Board accountability.

Virtual engagement opportunities

Examples of virtual engagement opportunities that took place included:

19 video conference sessions

2,598 participants


Warwick
London
Solihull


Metrotech New York
Reservoir Woods, Boston
Melville, New York

Session	Attendees
All NGV call	525
Electricity transmission leadership Q&A call	81
Ethics and psychological safety webinar	189
Finance committee engagement session	12
Interconnector call	7
Investment management meeting	29
NGV leadership call	139
UK finance town hall	160
UK land and property town hall	124
UK leadership call	30
UK town hall	180
UK trade union session	6
US ERG session with NEDs	9
US gas safety performance functional meeting	50
US HR call	150
US leadership calls	600
US strategy & regulation meeting	97
US trade union session with NEDs	10
Virtual Chairman's awards	200

Trade Union Sessions

In October 2020, the Non-executive Directors met virtually with 10 colleagues from the US trade unions who provided a local perspective on the New England, upstate New York, and downstate New York regions. Discussions centred on safety performance; outsourcing; communication; COVID-19; and inclusion and diversity.

In November 2020, the Non-executive Directors met virtually with colleagues from the UK trade unions and discussed COVID-19; the outcome of RIIO-2; health and safety; ethics and business policy; and the protection and integrity of the network.

Communications

A key focus this year and throughout the COVID-19 pandemic has been around maintaining colleague communications across a variety of channels and forums to ensure our workforce were kept informed of the engagement activities being undertaken and the progress of any actions.

Our approach to colleague communications has strengthened and we launched a series of videos of the Non-executive Directors introducing themselves on a Company social media platform. The videos have helped employees to learn more about who our Board members are, their role, and why it is important that they meet and interact with colleagues. These videos combined with the engagement sessions have helped raise the visibility of the breadth of activity undertaken and of the role of Non-executive Directors on the Board. Feedback received confirmed that colleagues valued the Non-executive Directors taking time out to do the videos and to join engagement sessions to meet and talk with our colleagues.

Feedback and decision-making

We continue to track activity, feedback and actions taken. The Board is informed of progress against the actions bi-annually and this provides an opportunity for the Board to consider the arrangements in place. The Board also allocates time at each Board meeting to discuss key outcomes, discussions and any actions from recent engagement activities they have attended.

The Black Lives Matter update to the Board was a positive example of how discussion impacted a Board decision. In July 2020, the Board had the opportunity at a Board meeting to meet with two employees to discuss their views on diversity in the Company and the Black Lives Matter movement. As a result, a 'call to action' campaign document was made available and discussed at a subsequent Board meeting. The campaign identified six areas for the Company's increased focus. In November 2020, the Board received an update on progress and was pleased to see the momentum of change, including the appointment of a new Chief Diversity Officer, increased transparency of diversity data through communications, the roll-out of new leadership training including mandatory unconscious bias training – which was also made available to the Board, and the inclusion of ambitious diversity targets in the Responsible Business Charter which the Board approved. See our website nationalgrid.com/responsibility for more detail.

A further update on diversity was brought back to the Board in March 2021 where the new Chief Diversity Officer presented the progress made against the commitments, what had been done to improve inclusion more broadly, and the areas of focus for the year ahead.

Further information on what we have heard and what we have done can be found below.

Looking ahead

Following the success of the virtual engagement sessions and the continuation of remote working, the number of colleague engagement opportunities continues to grow.

We periodically review the effectiveness of the activity undertaken to ensure our chosen approach remains appropriate and that the engagement continues to evolve following feedback from Board members and colleagues. A more holistic review will be undertaken later this year.

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance

Corporate Governance overview continued

Colleague engagement continued

What we heard in 2020/21:	What have we done?
During the colleague engagement virtual activity, some of the areas we heard about were:	
• commitment to inclusion and diversity within the Company in the long term. Further information was also requested on what was being done to diversify the Board in terms of gender, race and sexuality. Colleagues raised concern that diversity surveys were limited and not shared outside each ERG group.	• Focus remains on our long-term goal of our workforce being representative of the communities we serve. In January 2021, we appointed a new Chief Diversity Officer, who is working with inclusion and diversity managers to create a Global Diversity, Equality and Inclusion (DEI) function. The new function will remain as part of the People function, but will have an elevated reporting line, independence and importance, which is reflective of the Company's commitment to inclusion and diversity. • Aligned to our commitment to improve transparency on gender and race, we now publish data to show the percentage of women and ethnically diverse people against our total population, the communities we serve, by region and global band. In the future, we aim to report on broader diversity measures such as sexual orientation, social mobility and disability, however in order to do so we continue to strongly encourage self-declaration, so we can improve measurement and track progress. • We have also updated our commitments to diversity following the publication of our Responsible Business Charter. Further information can be found within the Nominations Committee Report on page 90. • HR have shared the data from the March 2021 employee diversity survey with the ERG groups. The results have also been shared with the Chief Diversity Officer.
• colleagues suggested that communication could be improved through line managers and safety advocates in relation to safety performance and messaging. Concerns were also raised in relation to a perceived weaker safety performance amongst contractors compared to employees.	• Our internal intranet was piloted to field colleagues in February 2021 and includes a designated space for safety performance. • The Safety, Environment and Health Committee plan to review the safety performance data to see if there is any correlation.

What we heard in 2019/20:	What have we done?
More needs to be done to create ethnic and gender diversity within the Company and to ensure that senior roles are representative.	• Following the introduction of a new inclusion and diversity category at the Chairman's Awards, the winner of the award was the Allyship When it Matters Training. The training was developed in the aftermath of the death of George Floyd and the civil unrest in the US as there was a desire from National Grid colleagues to understand what they could do to support their colleagues from diverse backgrounds further. Many employees wanted to 'do the right thing' but were uncertain as to how to go about it. The US and UK ERGs got together and hosted the virtual webinar Allyship When it Matters. Nearly 2,000 UK and US employees joined the webinar, with an additional 1,500 later viewing the recording. The webinar explained what an ally is, why allies are necessary, allyship best practices and how to go from ally to advocate. The response to the session was overwhelmingly positive with a score of 4.96/5 on the feedback survey. The true value of the webinar was that we offered an opportunity for employees to come together and understand that in acting as an ally they could contribute to addressing the unjustices that have recently been highlighted across the world. Racism and all forms of discrimination were discussed using personal stories of employees to illustrate the devastating impact discrimination causes and educated others on how they can be part of the solution. • When considering the recruitment of new Directors, the Nominations Committee adopts a formal and transparent procedure with due regard to the skills, knowledge and level of experience required, as well as to diversity. All Board appointments are recommended on merit.

National Grid plc Annual Report and Accounts 2020/21 | Corporate Governance | Corporate Governance overview

Performance evaluation

2020/21 Internal Board evaluation

In accordance with the UK Corporate Governance Code the 2020/21 Board evaluation was conducted internally. Our annual evaluation provides the Board and its Committees with an opportunity to consider and reflect on the quality and effectiveness of their decision-making, and for each member to consider their own contribution and performance. The approach we took this year was to explore further the themes and open questions from last year's evaluation to understand where improvements had been made and where further focus was needed.

Structure

With Paula Rosput Reynolds joining the Board in January 2021 as Chair Designate the evaluation provided an opportunity for feedback to be provided that Paula would be able to review and take forward as appropriate once she stepped into the position of Chair of the Board. In accordance with the Code, National Grid's annual evaluation of Board effectiveness is facilitated by an independent third party at least once every three years; the next externally facilitated evaluation will take place in 2021.

The evaluation process was led by the Chair Designate and supported by the Group General Counsel & Company Secretary. The proposed structure of the evaluation survey and the questions were agreed in December 2020 and presented to the Board for approval in January 2021. The questions were formulated to build on the open questions from last year's evaluation and were largely forward-looking.

Process

In February 2021 the Board received an effectiveness evaluation survey for completion. The questions were focused around the following areas:

- Board effectiveness and information to the Board;
- Committee effectiveness;
- Board dynamics; and
- opportunities/concerns.

Individual performance review meetings were held with the Chairman during the first few months of 2021.

In April 2021, the results of the evaluation survey were presented to the Board and key areas of focus were agreed.

Areas identified to enhance the Board's effectiveness for 2021/22

The Board discussed the results of the evaluation in April 2021 and identified key areas of focus for the coming year including: Board and Committee reporting; and Board dynamics and effectiveness in light of a number of Board member changes. The areas identified in this year's evaluation will feed in to the external evaluation which is due to take place later this year.

Progress against actions for the Board agreed in the 2019/20 internal evaluation

Action	Progress made
More effective discussion and decision-making through streamlined and targeted papers to the Board and its Committees.	• This is an ongoing process. The agenda format and most papers have allowed for more effective discussions and decision-making throughout the year. • Paper templates and information being provided up to the Group Executive Committee and Board will be reviewed again later in the year following an action from the Group Executive Committee to review the content of information going to that forum.
External perspectives to be brought forward to the Board to bolster management expertise including in the areas of cyber, climate change, customer and developments in energy policy and energy technology.	• Unconscious bias training (employee training) rolled out in October 2020 to all Directors. • Digital training – undertaken by the full Board in December 2020. • Proposals for UK/US customer voice are planned to be brought back to the Board at the appropriate time.
Continue with and enhance the effectiveness of employee engagement sessions to ensure a clearer alignment between these sessions and discussions/decisions made by the Board and its Committees.	• Extensive arrangements put in place for 2020/21, including US and UK trade union sessions and a session with our ERGs. The Non-executive Directors have all joined various town halls/leadership meetings/team calls throughout the year and have engaged with a wider variety of employees. • In July 2020, following the Black Lives Matter (BLM) movement, the Board invited two employees to the Board to provide their views on BLM and what more the Company could be doing. The Board discussed a 'call to action' document and has been kept informed of updates to the actions.
Devote more time to the discussion of strategic priorities at Board meetings.	• This year, the Board's focus on strategic items has been appropriate and reflects the strategy and focus of the Board during the year. Approximately 35 hours of the Board's time in 2020/21 was spent on strategic topics, with the top three areas of discussion being: the acquisition of WPD; RIIO-2; financing, dividend and Business Plan. • All 'for information' papers are included in the board packs but only discussed if a member of the Board has specifically asked to raise a concern/comment with the Chairman prior to the meeting.

National Grid plc Annual Report and Accounts 2020/21
Corporate Governance

Corporate Governance overview continued

Directors' induction and training

Directors' induction programme

Following appointment to the National Grid Board, each new Director receives a comprehensive induction programme tailored to their experience, background and the requirements of the role. Consideration is also given to Committee appointments, and the Group General Counsel & Company Secretary assists the Chairman in designing and facilitating the individual programmes. They are primarily designed with the purpose of onboarding and familiarising the new Directors with our business, vision, values, governance and people.

Non-executive Director induction examples

Liz Hewitt and Paula Rosput Reynolds have undertaken a tailored induction programme covering a range of areas of the business including governance, finance, audit and stakeholder matters. They have both met with senior management from key business areas and functions as well as members of the workforce across the UK, US and NGV businesses. They also both separately received a briefing from our legal advisors which included: directors' duties; the Market Abuse Regulation; and listing and disclosure obligations. On appointment both received a comprehensive Director induction pack with important background information on the Company along with corporate information, details on the Board and Committees including up-to-date corporate governance guidance as well as key internal policies and codes.

A detailed summary of Liz Hewitt's and Paula Rosput Reynolds' inductions can be found below.

Liz Hewitt

Due to Liz's position on appointment as successor to Chair of the Audit Committee, focus was given to matters pertinent in preparing Liz to step into her role as Chair of the Audit Committee in November 2020.

Audit Committee	Liz met with Mark Williamson, the outgoing Audit Committee Chair, to gain an understanding of the Company's internal controls and risk management relating to operations as well as an overview of the responsibilities of the Committee. In order for a smooth transition into her role as Chair of the Audit Committee, Mark has provided ongoing support and guidance to Liz to ensure she had access to all the relevant information she needed to effectively chair the Committee.
Colleagues and external advisors	Liz met with several key employees and external advisors in relation to audit and finance including: Deloitte's Lead Audit Partner, which involved an open dialogue in relation to the Company's audit process; and Andy Agg, Chief Financial Officer, who provided an overview of the finance function, the key roles and individuals of our operating model, our Finance Ambition as well as discussing ongoing strategy projects.
Safety, Environment and Health Committee	As part of her induction to the Safety, Environment and Health (SEH) Committee, Liz met with the Group Director of Safety, Health and Environment to discuss our SEH framework and was briefed on the Company's carbon reduction and climate change strategy, wellbeing and sustainability ambitions.
Site visits	Liz visited the central control room in Wokingham, UK; however, due to COVID-19, further planned site visits in the UK and US were postponed. We are planning virtual and in-person site visits this year in line with government guidelines.

Paula Rosput Reynolds

As Chair Designate, Paula's induction aimed to provide a holistic view of National Grid and the environment it operates in. She therefore focused on meeting with the following key external and internal stakeholder groups:

Regulators and governments	National Grid operates in a complex regulatory environment both in the UK and US. To develop her understanding of the intricate nature of our regulatory landscape, Paula held over 20 meetings with key external regulatory, government and system representatives, including with Ofgem, BEIS, Rhode Island Public Utilities and New York Public Service Commission.
Investors, analysts, brokers and technical experts	Before joining the Board, Paula engaged with several investment bankers to gain awareness of their perception and opinions of the Company, including with Morgan Stanley, Robey Warshaw LLP, Guggenheim Partners and Gleacher Shacklock LLP. Further to this, she met with numerous institutional investors including Capital Research, The Olayan Group and Royal London Asset Management. More than 30 meetings were held with analysts, brokers and external technical experts including training from external lawyers at Herbert Smith Freehills, which focused on the legal context for a Chair of a UK listed company, the Listing Rules and the UK Market Abuse Regulations.
Suppliers UK and US trade associates	The external business environment we operate in is changing rapidly and therefore Paula was keen to meet with UK and US trade and other associates. Multiple meetings were held including with Edison Electric Institute, American Gas Association, City and Guilds and RenewableUK.
Colleagues	Individual one-to-one meetings were held with members of the Group Executive Committee along with monthly meetings scheduled for the year with Andy Agg, Chief Financial Officer. Further to this, meetings are being arranged with senior management from a wide variety of functions such as, individuals involved in reporting to the Finance and Audit Committees; individuals who deal with HR, remuneration and safety functions; individuals who head up the legal and risk functions; individuals with senior operational and customer-centric roles; and individuals involved in IT, digital, and cyber security.

Director development and training

The Chairman has overall responsibility for ensuring that our Non-executive Directors receive suitable ongoing training to enable them to remain an effective Board member. Individual training requirements are reviewed and agreed annually on a one-on-one basis. As our internal and external business environment continues to change, it is important to ensure that Directors' skills and knowledge are refreshed and updated regularly. In addition to individual tailored training, updates on corporate governance, legal and regulatory matters are also provided by way of briefing papers and presentations at Board meetings. Non-executive Directors receive details of training and development opportunities offered by external advisors on various topics including cyber security, and climate change and technical updates on a regular basis and we encourage and monitor attendance. During the year, Non-executive Directors attended in-depth training on cyber security in energy, as well as taking part in the Company's unconscious bias training for diversity and fair ethical decision-making. The training received on unconscious bias had also been circulated to employees as a foundation to build on our understanding of how unconscious bias can affect people in the workplace.

National Grid plc Annual Report and Accounts 2020/21
Corporate Governance

Audit Committee



Liz Hewitt
Committee Chair

Key areas of focus in 2020/21:

- Ongoing review and impact of COVID-19 on the half-year and year-end financial statements and internal controls;
- Financial due diligence and circular financial disclosures and assurance for the WPD transaction;
- Alternative Performance Measures (APMs) and Regulatory Performance Measures (RPMs);
- Climate-change-related financial disclosures and responsible business reporting;
- Cyber security and cyber audit outcomes;
- UK regulatory developments and impact on the Committee;
- Audit Committee Chair transition; and
- Finance leadership changes.

Key areas of focus in 2021/22:

- UK regulatory developments and impact on the Committee including Audit Reform;
- WPD Acquisition accounting and integration, including impacts on financial reporting, risk management and internal controls;
- Development of an Audit and Assurance Plan;
- Go-live of new general ledger system in the UK (MyFinance);
- Overall framework for risk management, internal controls and assurance, including the impacts of the new operating model; and
- ESG reporting and related climate and financial disclosures.

Composition of the Audit Committee

The Committee is made up of four independent Non-executive Directors*:

- Liz Hewitt (Committee Chair);
- Therese Esperdy;
- Paul Golby; and
- Amanda Mesler.

*Mark Williamson stepped down as Committee Chair and member of the Audit Committee on 10 November 2020.

The Board is satisfied that the Chair, as a chartered accountant with significant board-level financial and audit experience, is suitably qualified and has recent and relevant financial experience. The Committee as a whole is deemed to have competence relevant to the sector in which the Company operates.

Role of the Committee

The work of the Audit Committee has never been more important: investors, other stakeholders and regulators require ever more informative and reliable reporting, not just of the results and financial position, but of resilience, risk management and the Company's Environmental, Social and Governance (ESG) reporting. The Audit Committee supports the Board in its corporate governance responsibilities by providing oversight of the financial reporting including key accounting judgements and estimates, the effectiveness of internal controls, risk management and compliance frameworks, the Company's governance framework, assurance processes and internal and external audit. The Committee also oversees the appropriate procedures and evaluates the Company's approach to the prevention of fraud and bribery, and oversees the appropriate whistleblowing mechanisms.

In January 2021 management completed a detailed review of the Audit Committee's effectiveness against an overarching framework. Outcomes of the review were discussed with the Committee Chair and it was confirmed that the Audit Committee are operating effectively and in line with external guidance.

Review of 2020/21

During the financial year the Committee met four times as part of the standard schedule of meetings. Following the decision to defer the 2019/20 Group results announcement by a month in light of the COVID-19 pandemic there was an ad-hoc meeting on 15 June 2020 to approve the 2019/20 Annual Report and Accounts and a second ad-hoc meeting on 8 March 2021 to review the WPD Acquisition. The attendance of the meetings by members can be viewed on page 75.

The year-end financial reporting process is a busy period for the Group and 2020/21 presented challenges for management, including judgemental and complex accounting issues, changes in work processes, and continued uncertainty in the regulatory landscape both in the UK and US. In executing their governance and oversight responsibilities, the Committee has regularly engaged with management.

The Committee also performed an active role on the WPD Acquisition, with the Board delegating responsibility to the Committee to oversee that a robust financial due diligence process had been undertaken. The Committee was also delegated responsibility for overseeing the financial disclosures in the shareholder circular, including receiving the assurance report from Deloitte and for reviewing management's Financial Position and Prospects (FPP) procedures risk mitigation plan, which was developed to maintain continued compliance with listing rule requirements, following completion of the transaction.

The Committee oversaw the Company's response to the letter received from the FRC following their review of the Company's Annual Report and Accounts for the year-ended 31 March 2020. The letter, received in February 2021, was responded to within the 28-day deadline with no follow-up questions subsequently received.

The Committee maintains an extensive and detailed agenda focusing on audit, compliance and risk processes within the Company, working closely with management, the external auditor, global internal audit, the finance and legal teams. Key items of business considered during the year are set out on page 85.

Despite restrictions caused by the pandemic I was pleased to hold a virtual question and answer session with members of the Risk and Compliance teams from both the UK and US. This was a key part of the wider stakeholder engagement focus for the Board which is detailed on page 79 and I plan to hold more of these sessions with other key teams and the Audit Committee throughout 2021/22.

Following the 9 November 2020 Committee meeting Mark Williamson stepped down as Committee Chair and member of the Audit Committee. I would personally like to thank Mark Williamson for his service to the Committee and his time spent in ensuring a handover to me during last year. My thanks also to the Finance and Company Secretariat teams for their help and support during a busy year.

Liz Hewitt
Committee Chair

Further reading
You can view the Committee's Terms of Reference here: nationalgrid.com

Statement of compliance with the Competition and Markets Authority (CMA) Order – the Company confirms that it has complied with The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (Article 7.1), including with respect to the Audit Committee's responsibilities for agreeing the audit scope and fees and authorising non-audit services.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance

Audit Committee continued

Significant issues/judgements relating to the financial statements

In considering the financial results announcements and the financial results contained in the Annual Report and Accounts, the Committee reviewed the significant issues and judgements made by management in determining those results.

The significant issues and judgements considered for the year ending 31 March 2021 are set out in the following table.

In addition, the Committee and the external auditor discussed the significant issues addressed by the Committee during the year. You can read more in the Independent Auditor's Report on pages 117 – 128.

Matter considered	Factors and reasons considered, including financial outcomes
COVID-19-related matters	• The Committee continued its oversight of the accounting, reporting and internal control implications of the COVID-19 pandemic. In particular, the Committee evaluated management's assessment on the recoverability of bad and doubtful debts for our retail customers in the US, evaluating the impact of reduced collection activities as a result of moratoriums issued by state regulators. Other macroeconomic factors were also considered including the impact of unemployment rates and the level and availability of government stimulus and support. During the year ended 31 March 2021, these factors contributed to a total bad debt charge of £326 million, of which an estimated £179 million was considered to be as a result of the pandemic.
Going concern	• In November 2020 and May 2021, the Committee evaluated papers prepared by management setting out the evidence to support the going concern basis of accounting. Management's analysis included a reasonable worst-case scenario and a further stress test. The reasonable worst-case scenario and the stress test assumed further adverse cash flow impacts from the COVID-19 pandemic, for example periods of additional, strict lockdown restrictions, further restrictions on US customer collection activities and additional working capital requirements to fund payment term extensions and charge deferrals in the UK. The Committee evaluated the impact of the scenarios on the level of headroom available to existing cash and debt facilities and evaluated management's analysis of the mitigating actions available to improve the position if the debt capital markets were not accessible. • Having considered management's analysis and the evidence provided to support the availability of debt financing, noting the issuance achieved throughout the year, along with the disclosures made in note 1 to the financial statements, the Committee concluded that adopting the going concern basis of accounting was appropriate in both the half-year and year-end financial statements.
Application of the Group's Exceptional Items Framework	• In September 2020, the Committee approved revisions to the Group's Exceptional Items Framework to reflect updates to IAS 1 Presentation of Financial Statements and the latest guidance from the Financial Reporting Council (FRC) and other regulators. Throughout the year, the Committee considered papers from management setting out how the updated Framework had been applied to certain events and transactions over the period, as set out in note 5 to the financial statements. • For each item, the Committee has considered the judgements made by management, considering each item in isolation as well as the aggregate view of the impact on adjusted profit and adjusted earnings per share. • In line with the revised Framework, the Committee concluded that the release of £14 million of environmental provisions relating to one of our US Superfund sites should be treated as exceptional, in line with the treatment of the original provision. • The Committee further concluded that £55 million of new operating model costs should be treated as exceptional, consistent with the treatment of such costs of a similar nature in prior years, and £24 million of transaction costs related to the WPD Acquisition. Whilst the transaction costs were not sufficiently material to warrant classification as exceptional in isolation, when aggregated with the costs expected to be incurred on completion of the transaction next year, the Committee concluded they should be classified as exceptional in order that all transaction costs were treated in a consistent manner across both years.
Gas Transmission and Gas Distribution asset lives in the context of climate change	• The Committee considered management's judgement, that notwithstanding the regulatory and legislative commitments to net zero in the jurisdictions that we operate in, that there will be a role for our gas networks beyond 2050 in a range of possible scenarios and that nothing at present suggested the asset lives should be shortened at this point. The Committee concurred with management, that consistent with the prior year and in light of the evolving legislative developments and increasing investor attention, additional disclosures should be made in the notes to the financial statements, namely, disclosure of a key judgement in relation to the impact of changes in legislation, disclosure of the useful economic lives of gas assets as a key estimate and appropriate sensitivity analysis on the depreciation charge were shorter asset lives presumed.

Fair, balanced and understandable

It is vital that our financial statements are fair, balanced and understandable. We also place priority on making sure the information provided is necessary for shareholders to assess the Group's position, performance, outlook and strategy. The Committee undertook a full and formal review of the content in the 2020/21 Annual Report and Accounts and recommended the approval of the half- and full-year financial statements and Annual Report and Accounts to the Board. The Company's fair, balanced and understandable statement can be found on page 86.


1
Senior leadership and core reporting team involved throughout the process, including regular steering group meetings of key stakeholders.
2
Clear guidance and instruction to all contributors.
3
Monitoring of regulatory reporting requirements throughout each draft with regard to:
• The FRC end-of-year letter to CEOs, CFOs and Audit Committee Chairs in November 2020; and
• FRC's COVID-19 guidance for companies.
4
Validation of management's representations to Deloitte.
Review and approval of management's assessment of the risk of misstatement in financial reporting.
5
Thorough process of review, evaluation and verification of the information provided by each business unit and contributor, including APMs and RPMs to ensure accuracy of information presented in the 2020/21 Annual Report and Accounts.
Committee consider and challenge as appropriate.
6
Engagement with the Chair of the Committee who reviews drafts at regular intervals providing comments.
Committee oversight of the quality and integrity of the Group's financial reporting and accounting policies and practices.
Committee recommend to the Board.

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance | Audit Committee

Key matters considered by the Committee

The key matters considered by the Committee during the course of the year ended 31 March 2021 are set out below:

Matter considered	Factors and reasons considered, including financial outcomes
Financial reporting	• In addition to the matters highlighted on page 84 with regards to matters assessed against the Exceptional Items Framework; the useful economic lives of gas assets in the context of climate change and the provisioning of bad and doubtful debts for our retail customers in the US, the Committee also considered the accounting treatment of the RIIO-2 Draft and Final Determinations; the revision of prior year financial statements; the classification of NECO as held for sale as at 31 March 2021 and management's approach to setting the long-term RPI assumption when valuing our UK pensions liabilities following the UK government's announcement of the change in benchmark rate. • Monitored and reviewed the integrity of the Group's financial information and other formal documents relating to its financial performance, including the appropriateness of accounting policies, going concern and viability. • In September 2020 performed a review of the Group's APMs and RPMs, including the underlying methodologies, process and controls. In March 2021 the Committee agreed an amended policy for changes to methodologies and key judgements taken, and management operated that control for the year ended 31 March 2021. • Recommended to the Board the key accounting judgements and key sources of estimation uncertainty related to pensions and environmental provisions, made by management for the 2020/21 half- and full-year financial statements, going concern and other reports filed with the SEC containing financial information. • Approved the Company's response to the FRC following the FRC's review of the Company's Annual Report and Accounts for the year ended 31 March 2020.
WPD Acquisition	• Held an ad-hoc meeting in March 2021 to consider the WPD Acquisition. • Reviewed and approved the scope and output of the financial due diligence undertaken by third-party advisors, including discussing matters relating to cyber risks and mitigations. • Reviewed and approved the financial disclosures in the shareholder circular, including the pro-forma information, historical financial information and working capital statement. The Committee also received the results of Deloitte's assurance. • Reviewed management's FPP Risk Mitigation Plan and Deloitte's FPP commentary report. • The Chair of the Audit Committee also separately met with members of Deloitte, third-party advisors and the Acquisition sponsor team. Following the announcement of the transaction the Chair further met with management to discuss planning for completion and the oversight to be provided by the Audit Committee.
Internal controls	• Received regular updates on progress towards the Group's annual US regulatory attestation. • In September 2020 and March 2021, the Committee received updates on management's structured programme of work to strengthen the maturity of the Group's risk and controls framework. • In September 2020 the UK Chief Financial Officer presented an update on the UK Finance team, the MyFinance implementation and progress of the roll-out.
Risk and viability statement	• Oversaw risk in relation to the COVID-19 pandemic. As detailed on pages 25 – 27, this became a principal risk in March 2020. • Received regular updates on the actions being taken to manage the risk in line with the Group's risk appetite. • Received confirmation from each of the businesses and functions that risks are managed appropriately and continue to consider external influence and matters outside of the Group's control. • Monitored the internal control processes and reviewed and challenged the going concern and viability statements, including testing for 'reasonable worst-case' scenarios. • Satisfied itself that the Board and management's risk management processes were functioning effectively and provided sufficient assurance.
External auditor	• Received an update report at each meeting, including updates on the status of, and results from, the annual audit process. • Considered the external auditor's report on the 2020/21 half- and full-year results. • Considered throughout the year the external audit plan, including monitoring the approach, scope and risk assessments contained within. This included regular updates regarding the adapted ways of working due to COVID-19. • Assessed the effectiveness and independence of Deloitte, as well as continued review and oversight of non-audit services from Deloitte. • Continued to hold private meetings with Deloitte and maintained dialogue throughout the year. • Engaged with Deloitte regularly on the forward planning and succession planning for the lead Audit Partner. • Received an update from Deloitte on the Company's first 'remote audit'. • Recommended the re-appointment of Deloitte as the Company's external auditor to the Board.
Corporate audit	• Received an update on the new Chartered Institute of Internal Auditors (CIIA) Code of Practice, The IA Code, which included a gap analysis review and a proposed implementation plan. • Received regular updates on the 2020/21 audit plan and the significant findings, and approved the audit plan for 2021/22. • Approved the Corporate Audit Charter which had been updated to reflect best practice and recent corporate governance developments. • Approved the appointment of a new Group Head of Internal Audit, following the incumbent taking up the role of Chief Risk Officer.
Compliance, governance and disclosure matters	• Reviewed and approved the updated Terms of Reference for the Committee. • Received updates on ethics and business conduct, including whistleblowing to support the oversight, management, and mitigation of business conduct issues as part of the controls framework. • Discussed the whistleblowing procedures in place and confirmed internal procedures remained effective, noting the communications during the year to employees and planned communications during 2021. • Received bi-annual updates in September 2020 and March 2021 of compliance with external laws and regulations, including any non-compliance issues and steps being taken to improve compliance across the Group. • Received an update on the key elements of the FRC consultation on the future of corporate reporting including the Brydon, CMA and Kingman reviews and the BEIS consultation. • Received an update on the preparations for the Responsible Business Report and the Company's fourth TCFD disclosure. • Recommended approval of the Responsible Business Report to the Board following review of PwC's external assurance report.

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance

Audit Committee continued

Financial Reporting

Going concern and viability

The Committee, in conjunction with the Finance Committee, reviewed the Group's going concern and viability statements (as set out on pages 28 and 29) and the supporting assessment reports prepared by management. In conjunction with the Finance Committee, during 2020/21 there has been continued review of the Group's going concern and viability in line with the ongoing COVID-19 pandemic.

During 2020/21, significant work was undertaken to consider the Company's viability from additional perspectives. In May and June 2020, the Committee reviewed and challenged the viability statement and considered the period of assessment used, considering COVID-19 events and other external factors including benchmarking the approach adopted by other companies. It also considered individual risk testing, cluster testing and the impact of the Company's response to COVID-19 on business plans and financial models. As the pandemic has continued throughout 2020/21, consideration has continued to be given to going concern and after due consideration by the Committee in May 2021 the going concern and viability statement was recommended to the Board for approval. The financial statements are prepared on a going concern basis such that the Company and the Group have adequate resources to remain in operation as per National Grid's Group Treasury Policy.

Statutory reporting framework policy

The Board has ultimate responsibility for effective management of risk for the Group including determining its risk appetite, identifying key strategic and emerging risks, and reviewing the risk management and internal control framework. The Committee, in supporting the Board to assess the effectiveness of risk management and internal control processes, relies on a number of Company-specific internal control mechanisms to support the preparation of the Annual Report and Accounts and the financial reporting process. This includes both the Board and Committees receiving regular management reports to include analysis of results, forecasts and comparisons against last year's results, and assurance from the external auditor.

With the regulatory environment evolving quickly, the Committee is kept fully informed of all new legislation, FRC advice and best practice and the requirements of the UK Corporate Governance Code 2018 and Disclosure and Transparency Rules. During 2020/21, the Committee has been kept up to date with changes to legislation and regulatory reviews and has had oversight of the potential impacts.

The Audit Committee and Board receives, in advance of the full-year results, a periodic SOX report on management's opinion on the effectiveness of internal control over financial reporting. This report concerns the Group-wide programme to comply with the requirements of SOX and is received directly from the Group SOX and Controls team.

In relation to the financial statements, the Company has specific internal mechanisms that govern the financial reporting process and the preparation of the Annual Report and Accounts. The Committee oversees that the Company provides accurate, timely financial results and implements accounting standards and judgements effectively, including in relation to going concern and viability. Our financial processes include a range of system, transactional and management oversight controls. Our businesses prepare detailed monthly management reports that include analysis of their results, along with comparisons to relevant budgets, forecasts and the previous year's results. Quarterly business reviews, attended by the Chief Executive and Chief Financial Officer, supplement these reports. Each month, the Chief Financial Officer presents a consolidated financial report to the Board.

Risk management and internal control

Risk management

Risk management is the responsibility of the Board and is key to achieving our strategic priorities. The system of risk management is established by the Board, sets risk appetite and maintains the system of internal controls to manage risk within the Group. The Audit Committee has delegated responsibility from the Board for the oversight of the Group's system of internal control and risk management systems. This includes policies, compliance, legislation including compliance with SOX and the UK Bribery Act 2010, appropriateness of financial disclosures, procedures, business conduct and internal audit. As part of the framework across the Group, National Grid's values – 'do the right thing', 'find a better way' and 'make it happen' – continue to communicate and promote a culture of integrity across the business. During the year, the Board reviewed the principal risks facing the Group (as set out on pages 24 – 27). The Committee provided oversight and reviewed the risk management process to ensure that processes are in place to manage risk appropriately.

Internal control and risk management effectiveness

We continually monitor the effectiveness of our internal controls and risk management processes to make sure they continue to be effective, robust and remain fit for purpose. Controls are in place to either reduce the likelihood or impact of any risk once it has occurred. Following the review over the year the Committee recommended to the Board that the processes had the correct authority, expertise and independence and provided sufficient assurance to the Company.

This review includes financial, operational and compliance controls. The Committee also monitors and addresses any business conduct issues or compliance issues. The Certificate of Assurance (CoA) process operates via a cascade system and takes place annually in support of the Company's full-year results.

During the year the Company internally appointed a Chief Risk Officer to lead on the Group's risk management processes. Corporate Audit also supports the Group's risk management and internal controls processes. They deliver an independent and objective approach to evaluate and push forward processes.

The Global Head of Audit has responsibility for the internal audit function, attends all Committee meetings and has access to the Committee Chair as necessary. The appointment of the Global Head of Audit is a matter for the Audit Committee. The Committee received regular updates from the Chief Financial Officer on the process and approved the appointment in May 2021.

At each of the Committee's meetings, progress of the Internal Audit process is reviewed including significant outstanding actions. The Committee notes timelines and where actions are overdue, these are challenged by the Committee. Corporate Audit is responsible for developing the Audit Plan including engaging in major change programmes across the business. The Committee approved the review of the Corporate Audit Charter in November 2020 following agreement from the Safety, Environment and Health Committee. The Committee also approved the plan for the next Internal Quality Assessment to take place in 2021/22 as a further control that Corporate Audit is operating effectively.

Fair, balanced and understandable

The Committee was satisfied that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and provides the necessary information for shareholders to assess the Company's position and performance, business model and strategy. This was recommended to the Board at its meeting in May 2021. For more information on the assessment of fair, balanced and understandable, see page 84.

External audit

The Committee is responsible for overseeing the relationship with the external auditor. Liz Hewitt meets with the external auditor prior to each meeting and outside the meeting cycle on a regular basis.

- Deloitte is the external auditor to the Company.
- Appointed in 2017 following a formal tender process.
- Reappointed at the 2020 AGM for the year ended 31 March 2021.
- Audit Committee was authorised by shareholders to set Deloitte's remuneration at the 2020 AGM.
- Current lead Audit Partner is Doug King and 2020/21 was the fourth year of his term.

Under the independence requirements, 2021/22 will be the last year where Doug King, Lead Audit Partner, oversees the statutory audit. The Committee is working closely with Deloitte and Doug King, to put in place a clear rotation plan for his successor.

Following consideration of the auditor's independence and objectivity, the audit quality and the auditor's performance, the Committee was satisfied with the effectiveness, independence and objectivity of Deloitte and recommended to the Board its reappointment for the year ended 31 March 2021.

A resolution to reappoint Deloitte and give authority to the Audit Committee to determine their remuneration will be submitted to shareholders at the 2021 AGM. The Committee anticipates that the next competitive tender will be conducted no later than 2026 in accordance with current regulation that requires a tender every 10 years.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Audit Committee

Effectiveness, quality and performance

As part of the Committee's responsibilities, consideration is regularly given to the effectiveness of the external auditor to verify that the quality, challenge, and output of the external audit process is sufficient. Throughout the year the Committee also looks at the quality of the auditor's reports and considers its response to accounting, financial control and audit issues as they arise. To maintain high levels of quality the Committee review and challenge where appropriate the external audit plan prior to approval.

The Committee also regularly engages and receives the views of senior management and members of the finance team in forming conclusions on auditor effectiveness. The Committee also meets with Deloitte at least twice a year without management present, providing the external auditor with the opportunity to raise any matters in confidence and have an opportunity for open dialogue. This meeting also gives the Committee a chance to monitor the performance of the lead Audit Partner both inside and outside of Committee meetings.

During the year, the Committee:

- reviewed the quality of audit planning including approach, scope, progress and level of fees;
- reviewed the outcome of recommendations from the Deloitte Management Letter in 2019/20;
- received the Deloitte Management Letter for 2020/21;
- held private meetings with Deloitte where management was not present; and
- confirmed that the external audit process by Deloitte had been delivered effectively.

Auditor independence and objectivity

The independence of the external auditor is essential to the provision of an objective opinion on the true and fair view presented in the financial statements.

The Committee considered the safeguards in place, including the annual review by Corporate Audit, to assess the external auditor's independence. The external auditor reported to the Committee in May 2021 that it had considered its independence in relation to the audit and confirmed that it complies with UK regulatory and professional requirements, SEC regulations and Public Company Accounting Oversight Board (PCAOB) standards and that its objectivity is not compromised. The Committee took this into account when considering the external auditor's independence and concluded that Deloitte continued to be independent for the purposes of the external audit and confirmed that this recommendation was free from third-party influence and restrictive contractual clauses.

Non-audit services

In line with the FRC's Ethical Standard and to maintain the external auditor's objectivity and independence, we have a policy governing Deloitte's provision of non-audit services.

The cap on the total fees that may be paid to the external auditor for non-audit services in any given year is 70% of the average audit fees paid in the last three financial years.

The provision of any non-audit service by the external auditor requires prior approval, with the exception of pre-approved services where we believe there is no threat to the auditor's independence and objectivity, the service has been reviewed by the Chief Financial Officer, and where fees do not exceed £50,000. These services are limited to:

- audit, review or attest services. These are services that generally only the external auditor can provide, in connection with statutory and regulatory filings. They include comfort letters, statutory audits, attest services, consents and assistance with review of filing documents; and
- other areas, such as provision of access to technical publications.

Management present a list of all non-audit work requests to the Committee to ensure the Committee is monitoring all non-audit services provided. Non-audit service approvals during 2020/21 principally related to assurance work performed on the Class 1 Circular for the WPD Acquisition and for comfort letters issued in support of debt issuances.

External auditor fees

The amounts payable to the external auditor, Deloitte, in the past two years were:

Audit and non-audit services (£m)


19.8
2.8
17.0
18.0
1.1
16.9
18.6
3.3
15.3
20/21
19/20
18/19
20/21
17.0
2.8

◆ Audit services
◆ Non-audit services

Total billed non-audit services provided by Deloitte during the year ended 31 March 2021 were £2.8 million, representing 14% of total audit and non-audit fees. In 2019/20, non-audit services totalled £1.1 million (7% of total audit and non-audit fees).

Further information on the fees paid to Deloitte for audit, audit-related and other services is provided in note 4 to the financial statements on page 145.

Total audit and non-audit fees include the statutory fee and fees paid to Deloitte for other services that the external auditor is required to perform, such as regulatory audits and SOX attestation. Non-audit fees represent all non-statutory services provided by Deloitte.

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance

Finance Committee



Therese Esperdy
Committee Chair

Key areas of focus in 2020/21:
- Oversight and monitoring of COVID-19 market, financial and balance sheet impacts including scenario planning;
- Financing strategy across the portfolio including updated dividend policy and credit rating strategy – taking account of the impact of RIIO-2 and consideration of strategic opportunities;
- Review of management of financial risk against the Company's financial risk appetite;
- Financing of the WPD Acquisition;
- Green Financing Framework;
- Insurance risk appetite and renewal strategy; and
- Pensions de-risking transactions.

Key areas of focus in 2021/22:
- Continued oversight of market, financial and balance sheet impacts of COVID-19;
- Financial implications of RIIO-2 and US rate case settlements;
- Completion of the WPD Acquisition, sale of NECO and commencement of process to sell majority stake in National Grid Gas plc;
- Bond issuance;
- Implications of proposed changes to UK and US tax legislation;
- Review of management of financial risk against the Company's financial risk appetite; and
- Continued focus on insurance renewal strategy, taking account of the hardening market.

Review of the year

The Committee met on four scheduled occasions during the year to undertake its responsibility of monitoring the financial risk of the Group, focusing on key areas such as treasury, tax, pensions, insurance, investments and commodities. The Committee also convened for two additional meetings in April and May 2020 to discuss the COVID-19 strategic response, financial scenarios and going concern in relation to the delayed results announcement. There was one further ad-hoc meeting in December 2020 to discuss the Company's financing strategy to accompany the portfolio repositioning of the Group.

An area of key focus for the Committee during the year has been on any potential COVID-19 impact on the Company, considering scenarios and risk mitigation. The Committee has kept any possible impact on the Company's going concern under review, considering cash flow outcomes, undrawn borrowing facilities, long-term debt markets, and short-term cash positioning. The Committee will continue to receive regular updates on these areas as the pandemic continues.

Alongside reacting to the evolving pandemic, key focus in the year was given to Ofgem's Final Determinations in relation to RIIO-2 and the Company's financing strategy across the portfolio. This included oversight of the impact on National Grid's credit ratings, the future dividend policy and other potential financial risks such as pension implications.

Throughout the year the Committee received regular updates on the credit rating outlook of the Group, noting the rating agencies' determinations and subsequent rating downgrade linked to the regulatory determinations within the Group in the UK and US.

The Committee also reviewed the financing strategy to enable the portfolio repositioning of the Group, taking account of the Group's successful bid to acquire WPD from PPL and its related bridge financing and the agreed sale of NECO to PPL, both subject to certain regulatory approvals, and the intention to commence a process later this year to sell a majority stake in National Grid Gas plc.

Despite the restrictions on in-person meetings, caused by the pandemic, the Committee was pleased to be able to continue its workforce engagement. In December 2020, the Committee members hosted a virtual informal question and answer session with colleagues from the Tax, Pensions, Treasury and Insurance teams from both the UK and US. This was a key part of the workforce engagement detailed on page 79 and has enhanced the information flow between the Committee and colleagues. We plan to make these sessions regular events alongside the Committee calendar.

Treasury

The Committee has the responsibility for providing oversight of management's decision-making and execution of financial risk. In November, the Committee reviewed the Company's management of the Group's financial risk appetite. This review also took the opportunity to consider how risk appetite had changed as a result of the COVID-19 pandemic.

During the year, the Committee has had oversight of the potential market impacts and outcomes of Brexit and the US Election. Following the outcomes of both, the Committee was updated on the macro-economic events noting minimal impact. In January 2021 the Committee also received an update on the Treasury management system project, the implementation of a new automated and efficient end-to-end process designed to support business efficiencies, which is expected to go live at the start of 2022/23.

The Committee received regular updates from management on the execution of new bonds during the year, recognising that bond markets remained functioning as normal. The Committee was pleased to see the issuances in September 2020 and January 2021 of National Grid plc's first and second senior bond issue since 2011.

Following the launch of the Green Financing Framework in November 2019, there were further updates to the Committee in relation to issuances from the Framework, and the Committee was pleased to see the issuance by NGNA of the first ever multi-ECA green loan in April 2020 and the $600 million green bond issued by NIMO in June 2020. The Committee also noted the publication of National Grid's first Green Financing Report that detailed the allocation of the green bonds' proceeds and their environmental impact.

Insurance

The Committee has received regular insurance updates which considered the current insurance market and the impact that COVID-19 has had on the market approach to premiums and the Company's policy coverage. In November 2020 the Committee focused on the insurance risk appetite and the insurance renewal strategy for 2021, and approved the approach given the hardening market.

The Committee was pleased to receive an update from the Company's insurance brokers on cyber insurance at its January 2021 meeting.

Tax

The Committee continued to monitor any tax impacts on the Company throughout the year. In November 2020 as part of a wider deep dive of Brexit preparedness the Committee noted the impact of Brexit from a tax perspective ahead of the UK's exit from the EU on 31 December 2020. Following the US Election results an update was also received considering any potential impact on the Company's tax position.

Pensions

The Committee remains committed to supporting the long-term strategy of the Company to reduce the level of risk within its pension arrangements, and significant progress has been made in recent years. In April 2020 the Committee considered the Company's UK and US pension arrangements and discussed any impact of COVID-19 on pension schemes. In addition, external advisors presented to the Committee on the US pension landscape, considering ESG in relation to the investment strategy for UK and US pension arrangements.

In November 2020, the Committee reviewed further plans to de-risk the Company's pension arrangements and approved a proposal for the National Grid UK Pension Scheme to enter into a further buy-in arrangement with Rothesay Life, covering £800 million of pension liabilities.

Looking forward

As the global COVID-19 pandemic continues to evolve, the Committee will remain focused on ensuring the Company is effectively managing financial risk while monitoring the Company's response to external regulatory, political and economic impacts, as appropriate.



Therese Esperdy
Committee Chair

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance

Safety, Environment and Health Committee



Paul Golby
Committee Chair until 1 April 2021

Key areas of focus in 2020/21:
- The impact of COVID-19, including employee health and wellbeing;
- Safety;
- Gas safety and reliability;
- Liquefied Natural Gas (LNG) and Compressed Natural Gas (CNG); and
- Sustainability and climate change.

Key areas of focus in 2021/22:
- The impact of COVID-19, including employee health;
- Gas safety and reliability;
- Group safety performance and safety culture;
- Sustainability and climate change;
- SEH risks and mitigation; and
- Monitor the potential impacts on SEH in relation to the integration of WPD.

Further reading
For more information on the Company's work on Task Force on Climate-related Financial Disclosures (TCFD) requirements see pages 61 – 66.

Review of the year

The Committee met four times during the year to undertake its oversight responsibilities reviewing the strategies, policies, risk exposure, targets and performance of the Company in relation to safety, environment, health and wellbeing.

Employee health and wellbeing and the impacts of COVID-19

The impact of the COVID-19 pandemic on the health and wellbeing of our workforce has been a significant concern for the Committee during the year. The Committee has monitored the approach taken by the Company to pro-actively manage this risk, including the introduction of lateral flow testing; COVID-19 secure workplaces; and the sequestering of Control Room personnel on site contributing to the effective mitigation of COVID-19 transmission and infection risk amongst our people.

In January 2021, the Committee reviewed the Company's health and wellbeing strategy in relation to COVID-19. As a consequence of the move to working from home for the majority of our office-based staff, an increased focus has been given to mental health; chronic disease; and occupational illnesses. New risk areas were identified including continued resilience as well as fatigue.

The Committee is acutely aware of the potential mental health implications of the pandemic and has been pleased with the extent of work being undertaken by the Company in this area, including suicide awareness and mental health crisis response training; developing people management skills and training to spot early signs of mental health issues; Employee Assistance Programme referrals in the UK; and onsite trauma counselling sessions in the US were also closely monitored.

The Committee will continue to exercise oversight in this area to ensure that the Company's strategy in response to COVID-19 remains appropriate.

Safety

The Company's annual safety survey results revealed an improvement within each business area this year, demonstrating the continued progress being made. The survey results highlighted key themes and areas to develop and progress further, particularly around safety leadership and simplification. These themes along with a detailed action plan will be monitored by the Committee as the Company works towards its benchmark target of achieving a proactive safety culture. With the acquisition of WPD and integration into the Group, the Committee will also monitor any potential safety, environmental or health-related impacts from the acquisition and the related transactions as part of its regular reporting as the Company works to ensure cultural alignment and mitigate any SEH risks related to organisational change.

The Committee was pleased to see that the Company maintained its world-class benchmark performance with an injury frequency rate of 0.1 during the year. Despite the strong performance of the Company and the extensive work done to ensure the safety and wellbeing of all our workforce, in November 2020 the Committee was saddened to learn the tragic news that a contractor working on behalf of the Company suffered a fatal injury while working at one of the Company's facilities in New York. An investigation was launched and in January 2021 the Committee reviewed the final report. Although none of the contributing factors or corrective actions identified in the report were attributable to National Grid, the processes and procedures for contractor monitoring were reviewed, resulting in further assurance checks being developed.

Gas safety and reliability

Gas safety and reliability in the US remained a priority this year. The Committee was satisfied with the progress made and was pleased to see improvement across the areas identified for focus in January 2020. There had however been challenges to the rate of progress in certain areas due to COVID-19, in particular around backlogs, which had impacted the ability of the Company to complete work requiring entry to customers' homes. Risks associated with backlogs were being mitigated, and the Committee will continue to monitor progress in this area.

Liquefied Natural Gas (LNG) and Compressed Natural Gas (CNG)

During the year, the Committee also received updates on the Company's risk assessment associated with LNG and CNG assets. An update was provided on additional LNG site-specific studies and the Committee discussed the findings and noted the updated LNG investment plan. The Committee will continue to review this subject on an annual basis.

Sustainability and climate change

Climate change and sustainability remain a key focus and the Committee was hugely supportive of the introduction of climate change as a new principal risk to the Company's risk register as well as the Company becoming a principal partner of the COP26 summit in the UK.
The Committee receives reports on this area annually including the Company's sustainability strategy and its greenhouse gas emissions performance. Last year the Company publicly committed to reducing its Group Scope 1 and 2 greenhouse gas (GHG) emissions to net zero by 2050, with ambitious interim targets to reduce its direct emissions by 80% by 2030 and 90% by 2040. The Committee has been pleased to see that the Company has surpassed its 2020 target with a 68% decrease in Scope 1 and 2 GHG emissions from, a 1990 baseline, and is on track to meet both its interim and 2050 targets. The Committee discussed and challenged the timeline of the targets and the commitment in the Responsible Business Charter to reduce Scope 3 GHG emissions of the gas the Company sells to customers and will continue to monitor and challenge the progress being made in relation to net zero.

Looking forward

I will be stepping down from the Board at the conclusion of the 2021 AGM and this is therefore my last report as Chair of the Committee. I am encouraged by the progress made and delighted that Earl Shipp has been appointed to succeed me as Chair of the Committee with effect from 1 April 2021. I am confident that his significant experience will leave him well placed to lead the Committee into the future.



Paul Golby
Committee Chair

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance

Nominations Committee



Paula Rosput Reynolds
Committee Chair and Board Chair Designate

Key areas of focus in 2020/21:
- Chair succession and onboarding;
- Succession planning and leadership changes; and
- Board and Committee composition.

Key areas of focus in 2021/22:
- Board Committee governance structure and composition;
- Diversity policy; and
- Senior leadership succession.

This is my first report as Nominations Committee Chair, following my appointment to the Board in January 2021. Since the Committee met four times prior to my arrival, this report covers, in part, the work undertaken under the chairmanship of Sir Peter Gershon. In those meetings, the Committee focused on the appointment of a new Group General Counsel & Company Secretary, executive succession, and Board composition. Since Sir Peter's nine years as Board Chair elapsed during 2021, our Senior Independent Director, Mark Williamson, led the search process for Sir Peter's replacement, a process in which all Directors participated.

Directors' tenure

Sir Peter generously offered me chairmanship of this committee immediately upon my induction. He noted that there were several Directors who were at or near the end of nine years of service and, in line with the UK Corporate Governance Code, they were due to retire. I would have the responsibility and opportunity to refresh the Board, even as I faced the loss of significant knowledge and wisdom with these impending retirements. Sir Peter thus gave me a free hand to work with my colleagues to reconsider the composition of the Board.

COVID-19 has debunked that myth under which we have all operated – namely, that it's essential to meet in person to conduct corporate business. My own appointment to the National Grid Board is emblematic of the fact companies can make leadership changes without rounds of face-to-face meetings. Nevertheless, while individuals may pledge to remain together in cyberspace, the virtual world is not the ideal place to cultivate relationships that are intended to last many years. Thus, to give proper time to identify Board members who can help position National Grid to be at the heart of the energy transition, I've asked those Directors who are at or nearing the ends of the terms to be somewhat flexible about their departure dates. Last year, we reported that Paul Golby would remain on the Board for a limited extension beyond 1 February 2021. Paul, whose deep operating experience and wisdom is truly irreplaceable, has kindly agreed to stay on the Board for several additional months to ease my transition; he will step down at the upcoming AGM. Similarly, Mark Williamson and Jonathan Dawson, both of whom will reach their nine years of service within the upcoming financial year, have agreed to serve until their replacements are appointed.

Board refreshment

It has become standard practice for nominations committees to conduct 'deep dives' into the balance of skills and experience across the Board and its Committees. In January, our Committee considered areas of strength, current gaps and any potential areas of weakness. Having had a robust discussion, we collectively decided that, for the moment, we would not seek new directors using narrow definitions such as 'financial expert' or 'cyber security expert'. While these are important skills, our first priority is to identify a diversity of seasoned and respected leaders with strong commercial skills, whose experience is born of challenging situations, who have led in companies with strong values, and who are deeply engaged in the world at large. The Board is actively in the process of meeting candidates; as I assume the role of Chair of National Grid, I look forward to announcing appointments of individuals who will enrich the deliberations of the Board in the future. Rest assured that we will monitor board and committee effectiveness and effectiveness of Directors on an ongoing basis. As the Company repositions its business model to prosper in the net zero world, we must be mindful that the Board will need to evolve as National Grid's needs change.

Sir Peter commissioned one last Board effectiveness review early in 2021. The results suggest that there are improvements that can be made to our governance processes – among them, making the Board's processes fit for a world in which decisions must be taken with greater urgency and where large amounts of data must be quickly assimilated and presented incisively. I have asked our General Counsel & Company Secretary, Justine Campbell, to undertake a full review of the appropriateness of the Board Committee structure, Committee Terms of Reference, and overall effectiveness, with the intention of refreshing elements of how the Board operates in the upcoming financial year.

Senior succession planning and leadership changes

The Committee has continued to deepen its understanding of executive talent requirements and the capabilities needed to ensure the effectiveness in driving our culture transformation forward (see page 78 for further information). Attention has focused on the process used to support our succession planning and talent decisions, including the talent bench strength of our senior leadership team; the performance of the senior leadership team; and the risk profile across talent in relation to the likelihood of vacancies and succession options. Succession planning is like painting the Forth Bridge; it's never completed. Thus we will be continuing this work in a meaningful way in the times ahead, and ensuring that the lens of diversity figures prominently in the workforce of the future.

During the course of the year, the Committee affirmed the appointment of Justine Campbell as Group General Counsel & Company Secretary and the appointment of Cordi O'Hara, who has served as Chief Operating Officer of US Gas to the role of President of National Grid Ventures. Both individuals joined the Group Executive Committee. Barney Wyld stepped down as a member of the Group Executive Committee in August 2020.

Board Diversity Policy and objectives

National Grid remains committed to supporting diversity and inclusion throughout our organisation and our policy applies to the Board, Group Executive Committee and direct reports to the Group Executive Committee as well. In April 2021, the Committee refreshed our diversity objectives to align with the Company's Responsible Business Charter, which had been published in October 2020. But more broadly, we are at a crossroads in society at large where the long-postponed demands for social and economic justice must be addressed. Thus, a further detailed review of the Board Diversity Policy and objectives will take place later in the year and we will redouble our efforts to be more representative of and responsive to the world of tomorrow.



Paula Rosput Reynolds
Committee Chair and Board Chair Designate

Our Board diversity

Board gender


8
5
Men
Women

Executive and Non-executive Directors


3
10
Executive
Non-executive (inc. Chairman)

Board members by nationality


8
5
British
American

Tenure


5
2
6
< 3 years
3–6 years
> 6 years

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Nominations Committee

Refreshed Diversity Policy objectives – progress update

The Nominations Committee approved the refreshment of the two existing objectives and the addition of an objective to align with the Company's Responsible Business Charter.

Objectives	Progress
The Board aspires to meet and ultimately exceed the target of 33% of Board and the CEO's direct report positions, to be held by women.	There are currently five female Directors on the Board resulting in 38.5% women on the Board. We currently have 51.9% female direct reports to the CEO.
The Board aspires to meet and ultimately exceed the Parker Review target for FTSE 100 boards to have at least one Director from a non-white ethnic minority by 2021.	We currently have one Director from a non-white ethnic minority on the Board and we aspire to exceed this target.
The Board aspires to achieve 50% diversity* on the Board**.	We currently have 46.2% diversity on the Board.

* Diversity of the Board is defined, in this context, as females and non-white ethnic minorities.
** This new objective was approved at the April 2021 Nominations Committee.

As set out in the Policy:

- all Board appointments and succession plans are made on merit and objective criteria, in the context of the skills and experience that are needed for the Board to be effective and to guard against 'group think';
- we will only engage executive search firms who have signed up to the UK Voluntary Code of Conduct on Gender Diversity; and
- we will continue to make key diversity data, both about the Board and our wider employee population, available in the Annual Report and Accounts.

We will continue to review our progress against the Policy annually and report on progress against our objectives (as set out above) in the Annual Report and Accounts.

Examples of the initiatives to support inclusion and diversity throughout our Company are set out on page 59.

Appointment process and talent pipeline

When considering the recruitment of new directors, the Committee adopts a formal and transparent procedure which takes into account the skills, knowledge and level of experience required as well as diversity. The Committee recognises the importance for the Board to anticipate and prepare for the future and to ensure that the skills, experience, knowledge and perspectives of individuals reflect the changing demands of the business.

In January 2020, the Committee discussed succession planning for a new Group General Counsel & Company Secretary to succeed Alison Kay when she stepped down in January 2021. A detailed role specification was formulated, which considered the experience and technical knowledge required for the position. A list of potential candidates from diverse backgrounds was produced which also included internal candidates, who would be benchmarked against the candidates from the external search. Having been interviewed by a number of Non-executive Directors, the Committee agreed the preferred candidate for recommendation to the Board.

We have a strong talent pipeline, which considers the core competencies and capabilities for potential future leaders, with many high-performing individuals. A talent grid was developed which enabled the Committee to differentiate the performance and potential of the talent pipeline within the Company, including strengths and areas for development. The Group Executive Committee continues to meet regularly to discuss the succession pipeline and health of the talent pool further down the organisation.

Mark Williamson
Senior Independent Director

Chair succession

On 30 January 2020, we announced that after nearly nine years at the Company, Sir Peter Gershon had informed the Board of his intention to step down as Chair and that the Board had started the process to find a successor. As we reported last year, the Committee determined that it was in the Company's best interests for Sir Peter to stay beyond the nine-year term identified in the Code in order to maintain continuity of knowledge and experience during the conclusion of the RIIO-2 process.

The Committee developed and agreed a job specification for the role of Chair which included key leadership characteristics, experience in the energy sector and the extensive knowledge required to lead the Board on both UK and US issues. Russell Reynolds, who do not have any other connection with the Company or individual Directors, were appointed to support the recruitment of this role in November 2019. As Senior Independent Director, I led the selection process for the role.

January 2020
The Committee reviewed the longlist of 51 potential candidates, and it was requested that Russell Reynolds broaden the candidate pool. Following feedback from the meeting, John Pettigrew and I met informally with five potential candidates, to gauge the appetite for the role, likely cultural fit, experience and location/availability considerations. The Committee agreed that a sub-group of the Committee members and attendees made up of John Pettigrew, Earl Shipp, Liz Hewitt, Therese Esperdy, Jonathan Dawson and I would form the appointment panel.

July 2020
The panel interviewed the shortlisted candidates throughout the summer months of 2020. In July 2020, the panel recommended three candidates who were taken forward to meet with other members of the Board.

September 2020
Following recommendation from the Committee, the Board approved the appointment of Paula Rosput Reynolds as a Non-executive Director and Chair Designate with effect from 1 January 2021. The Board was pleased to welcome Paula, who brings a wealth of Board-level experience leading global companies in the energy and financial sectors. Her experience within international and US companies and insight into strategic and regulatory issues will be an asset to the Company.

Paula met the independence requirements as set out in the 2018 UK Corporate Governance Code on appointment. In accordance with our external appointment policy, a comprehensive conflicts check was carried out and the Board was satisfied that any potential conflicts, particularly in relation to Paula's appointment at BP, would be manageable and not material. The Board noted that Paula would step down from her role as Non-executive Director at BAE Systems plc on 31 December 2020.

Sir Peter stepped down as Chair of the Nominations Committee with effect from 1 January 2021 and Paula was appointed as Chair of the Committee with effect from the same date. Sir Peter will step down as Chair of the Board and Non-executive Director with effect from 31 May 2021.

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance

Directors' Remuneration Report

Annual statement from the Remuneration Committee Chair



Jonathan Dawson
Committee Chair

Key areas of focus in 2020/21:
- Items related to the appointment of the new Board Chair and Group Executive Committee members;
- Impact of evolving corporate governance standards, including pension arrangement for existing UK-based Executive Directors; and
- Impact of RIIO-2 determinations.

Key area of focus in 2021/22:
- New remuneration policy with focus on latest corporate governance developments and shareholder expectations.

At National Grid's 2020 AGM our Directors' Remuneration Report received 96.92% votes in favour. The Remuneration Committee and the whole Board are grateful to shareholders for their support in respect of our approach to remuneration. As a company, our aim is to ensure transparency with our shareholders and all stakeholders in what we do, particularly with regard to governance and remuneration. The Committee fully recognises the central importance of these areas for National Grid's reputation, and the strong interest of shareholders in our standards and performance. As with last year, we are not seeking approval of a new policy, although through the annual advisory vote we are seeking your support for our implementation of the policy during 2020/21. Our original intention had been to seek approval for a new policy at this AGM but, having reviewed our policy last autumn, we concluded that it remained fit for purpose for its final, third year. We also concluded that we could take the opportunity of the third year to undertake a comprehensive review of our policy to enable us to take account of:

- the impact of RIIO-2 on corporate returns and profitability;
- the extensive business portfolio reshaping that was announced in March and approved by shareholders in a General Meeting held in April;
- the latest developments in investors' thinking around appropriate incentive structures; and
- how best to incorporate appropriate environmental, social and governance (ESG) aspects in our arrangements.

We will therefore be working over the course of this year on our proposals for the next remuneration policy. We will consult with our leading institutional investors towards the end of 2021 and during the first quarter of 2022 and we will put our proposals formally to shareholders at the Company's AGM in July 2022.

The Board continues to engage with the workforce on a variety of topics including remuneration (more details on the 'Full Board Employee Voice' approach that includes our virtual colleague engagement sessions can be found on page 79).

The LTPP rules expire in July 2021 and we are seeking shareholder approval at the 2021 AGM for the new LTPP rules. The new rules are substantially in line with the existing rules, updated to reflect developments in market practice and good governance especially around malus and clawback provisions.

Review of decisions made during the year

Overview

National Grid has again had a successful year in terms of both financial performance and strategic development. Group underlying Profit before Tax was £2,407 million, underlying Earnings per Share (EPS) was 54.2 pence, and Group Return on Equity (RoE) was 10.6%. Despite COVID-19's far-reaching and deep impact across the whole world, National Grid has delivered good operational performance and has initiated a number of major strategic transactions.

As announced in March and subsequently approved by shareholders in April this year National Grid will be acquiring WPD, the UK's largest electricity distribution business, as well as selling our gas and electric businesses in Rhode Island in the US and a majority stake in our UK-based Gas Transmission business. Taken together, these transactions are a significant evolution of the Group's strategy and in the UK a major pivot towards electricity. Whilst the transactions and strategic pivot are key elements in National Grid's future growth and prospects, they have not had any impact on the Group's financial performance in respect of the past year.

Annual Performance Plan (APP)

The Group financial measures for the APP (impacting the CEO and CFO) were 78.9% of maximum and the financial outcome for the Executive Director, UK was 80.1%. APP outcomes are determined by financial results, with technical adjustments made, including, in respect of currency adjustments, unbudgeted pension costs, scrip dividend dilution and storm damage repair costs, in line with past practice. A discretionary adjustment has been applied to Group EPS to exclude the operating profit benefit in NGV linked to lower costs due to COVID-19, reducing the outcome by 0.5 pence.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Directors' Remuneration Report

The performance against individual objectives resulted in outturns ranging from 78.0% to 94.0% of the maximum for the individual portion. Although the Board does not agree with Ofgem's decision to charge a penalty for the RIIO-2 business plans, the Remuneration Committee has decided to reduce the outcomes of the individual component of the APP leading to an adjusted outturn range of 68.0% to 84.0%.

Taking both financial and individual performance together, the overall APP awards to Executive Directors on the Board at 31 March 2021 range from 76.5% to 80.4% of the maximum award, which amounts to awards of 95.6% to 100.5% of salary. In reaching its overall decisions on the APP, the Committee took account of the broader performance of the Company as described above and ESG considerations, noting in particular that, as in 2019/20, no employees have been furloughed, no compulsory redundancies or pay reductions have been made, especially in the context of COVID-19, and trade union agreements have been honoured.

Looking ahead to 2021/22, we have updated within the framework of the current remuneration policy the components of the APP to focus on financial measures (60%), operational/strategic measures (20%) and individual objectives (20%). This compares with the current year's financial and individual weighting of 70% and 30% respectively. The inclusion of the operational/strategic measures is to focus the Group Executive Committee around group-wide non-financial outcomes that are key for the Company, and are leading indicators of sustained performance over the long-term. For 2021/22, these include effectively managing the completion of the WPD transaction and the separation of the RI business to the satisfaction of the Board, and delivering ESG performance that is of strategic importance to National Grid.

Long Term Performance Plan (LTPP)

The performance period for the 2018 LTPP ended on 31 March 2021, with a vesting outcome of 68.0% of the maximum potential (350% of base salary for the CEO and 300% of base salary for other Executive Directors). This outturn was based on our performance measures of Group RoE of 11.3% and Group Value Growth of 12.3% across the three-year period, resulting in outcomes of 36.0% and 100.0% of their maxima, respectively. These outcomes are lower than the actual outcomes of 11.6% and 12.5%, respectively, but the Committee exercised negative discretion in excluding upward adjustments of 30 and 20 basis points to our Group RoE and Group Value Growth respectively, resulting from the revisions described in Note 1F to the consolidated financial statements. As last year, the Group Value Growth outturn includes an element of the value created from the sale of the residual interest in the UK Gas Distribution business in 2019 and revised timing of UK tax payments in 2019/20. For the 2018 LTPP award the weighting was split equally between Group RoE and Group Value Growth.

The Committee reviewed whether there were any factors which might cause it to reduce the vesting levels, including compliance with the dividend policy, but concluded after careful consideration that the vesting levels fairly reflected ESG and broader performance factors over the performance period.

As discussed in last year's report, for the in-flight 2019 award the weighting is one-third Group RoE and two-thirds Group Value Growth; for the in-flight 2020 award the weighting is one-sixth Group RoE and five-sixths Group Value Growth. After reviewing the final RIIO-2 regulatory arrangements for the UK, the Committee decided that for the 2021 LTPP award the weighting would revert to half for Group RoE and half for Group Value Growth.

The Committee set the performance range for the 2020 LTPP to reflect the business outlook. As a result, the Group RoE range is 8.25% to 9.75% and the Group Value Growth range is 8.0% to 10.5%. More details on the performance measures are set out on page 106.

Annual salary review

With regard to Executive Directors' annual salaries, save in respect of Andy Agg, the CFO, the Committee has awarded a salary increase of 2.3% which is the increase budget awarded across the UK employee population. Andy Agg was appointed to his role as CFO in January 2019 and, in line with our normal practice he was awarded a base salary that was set significantly below the assessed market rate for the role and with the intention, as stated in last year's report, of increasing his salary progressively toward the assessed market rate, subject to his performance and growth in his new role. The Committee, with input from the CEO, has assessed Andy Agg's performance as strong and that he has continued through the year to make a significant contribution to the Group. A particular focus has been steering the organisation through implications of the COVID-19 pandemic, providing strong support to the business in the agreement of a new UK regulatory framework, as well as coordinating the substantial work associated with the transactions involving WPD, Rhode Island and UK Gas Transmission. As a result, the Committee has awarded him a salary increase of 6.5%. On the basis of the Committee's assessment of the market rate for his role and based on data input from our advisers, the Committee expects, subject again to performance and progress, to make a further and final additional award to Andy Agg next year after which time he will have broadly achieved the assessed market rate.

As already announced, Paula Rosput Reynolds was appointed Chair Designate on 1 January 2021 and will assume the position of Chair from 31 May 2021 following Sir Peter Gershon stepping down from the role. The Committee has set Paula Rosput Reynolds' annual fee at £700,000 without any benefits following a market review and recruitment process, and taking into consideration that she is US-based.

Environmental, Social and Governance measures

Hitherto we have incorporated some individual objectives that are related to ESG, such as delivery of the Responsible Business Charter and progress on emissions reductions. Additionally, we always consider ESG factors generally before making final reward decisions. For example, we reduced the APP payments following a fatality in 2016/17. We concluded that this year there were no circumstances that should result in any adjustment to outturns in respect of ESG considerations.

For 2021/22, we have strengthened our focus on ESG by incorporating group-wide environmental and diversity measures into the APP.

Pension

As reported last year, our previously appointed UK-based Executive Directors agreed to reduce their pension allowance from 30% of base salary to 20% by the end of 2022, without compensation.

Additionally, I wrote last year that we recognised and acknowledged expectations from leading institutional shareholders to the effect that companies were expected to develop a credible plan to align incumbent directors' pension contribution rates with the majority of the wider UK workforce by the end of 2022. The Committee has been thinking carefully about this issue and confirms that all UK-based Executive Directors' pension contribution rates will be reset to 12% with effect from 1 April 2022 thereby ensuring alignment with the rate available to the majority of the UK workforce, notwithstanding executives' current contractual terms of employment.

What is our remuneration policy seeking to achieve?

We are very clear as to our objectives when setting senior executives' pay and incentives. Our aim is to ensure that how we structure remuneration and how we make decisions on annual and long-term reward plans:

- attract and motivate senior executives;
- ensure we pay our senior executives in a way that incentivises stretching financial and operational performance, within the risk appetite set by the Board;
- are fully aligned to the way National Grid earns its returns for shareholders; and
- actively support our strategy, ethics, values and contribution to society in the territories and communities where we operate.

In addition, in order to ensure internal alignment and common purpose, we apply the same broad architecture to the remuneration of our senior management team below the Executive Directors.

How do we achieve this?

1. Heavy weighting towards share-based pay

Nearly three quarters of John Pettigrew's variable pay opportunity is represented by the LTPP. We continue to put a much higher weight on this element compared with the APP to reflect the nature and duration of National Grid's businesses and asset lives. It is important, therefore, that day-to-day operations and longer-term investment decisions are executed in line with this strategy. Longer-term alignment is also reinforced through:

- some 85–87% of Executive Directors' variable pay potential (both annual and long-term) is delivered in National Grid's shares;
- a two-year holding period for any vested LTPP awards is mandatory;
- a very high minimum shareholding requirement is set for senior executives (500% of salary in the case of John Pettigrew – equivalent to some nine times his after-tax salary); and
- a post-employment shareholding is required for all senior executives.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance

Directors' Remuneration Report continued

Annual statement from the Remuneration Committee Chair continued

This approach has been the basis of our remuneration strategy since 2014 and the Committee considers that its principles ensure an alignment of interest between senior executives' remuneration, how the Company earns its returns, and the longer-term returns to private and institutional shareholders. Senior executives will therefore gain if the share price increases and share the consequences of share price falls. Moreover, as a company which distributes significant dividend payments, we also believe our senior management, not just Executive Directors, should view the dividends paid on shares they earn as part of their overall remuneration arising from National Grid, rather than focusing solely on the annual capital value.

We have noted recent governance developments and shareholder expectations that the post-employment shareholding requirement should be at the same level as the in-employment shareholding requirement. We also, however, take account of the fact that our in-employment shareholding requirement is at the top end of market practice with at least 500% of salary for the CEO and 400% for other Executive Directors. We will review this matter as part of our consultation for the Directors' remuneration policy vote in 2022.

2. Variable pay is linked directly to performance
At the heart of our approach to remuneration is a simple premise – reward should be aligned to the financial and operational performance of the Company and to shareholder interests. As set out in the Strategic Report, a number of our financial KPIs directly align to our APP and LTPP rewards. In addition, and as referred to above, non-financial KPIs and wider business performance are also taken into account, and discretion applied if appropriate, when determining an executive's performance against individual objectives and in confirming overall final payouts (APP) and/or vesting outcomes (LTPP). This year we provide greater detail on our wider ESG performance in our Responsible Business Report. In our policy review for the 2022 AGM we will be further considering the role that ESG should play in remuneration.

3. We apply our judgement and discretion as a Committee to assess overall remuneration outcomes
Each year the Committee considers carefully whether to apply discretion when assessing remuneration outcomes for Executive Directors. Before approving any payments under either the APP or LTPP, we reflect on:

- the underlying financial and wider business performance of the Company;
- the wider performance of the Company in terms of its societal contribution, relations with regulators, and its overall reputational standing with all our stakeholders; and
- the performance of each Executive Director and members of the Group Executive Committee against their individual objectives set for them at the start of the year and their demonstration of leadership qualities and our values.

Whilst the underlying financial performance of the Company is a material factor in our assessments, the Committee has shown and will continue to demonstrate a willingness to apply discretion to adjust final payments in the light of all factors that we consider relevant.

In addition to applying discretion to final payment levels, the Committee considers whether there might be any basis for applying malus and/or clawback to awards made and/or payments already received by an individual where subsequent events or factors justify taking such steps.

Fair and appropriate
When making remuneration decisions for the Executive Directors and other senior executives, the Remuneration Committee takes account of the remuneration arrangements and outcomes for the wider workforce, statistical information, such as the CEO pay ratio and gender pay gap data, employee views on executive pay as part of our employee voice process, and our Company values.

This year, the median CEO pay ratio for UK-based employees is 81:1, a change from 86:1 last year. Our Group-wide median ratio was 53:1 last year and is 54:1 this year. The lower Group-wide ratio reflects the higher general level of wages in the US compared with the UK, and especially in the regions of the US where the Company operates. It is also important to recognise some three quarters of our employees are in the US.

In terms of the UK gender pay gap, the mean has reduced from 3.7% to 1.5%, with a small increase in the median from 2.6% to 3.2%. This year, we are also voluntarily disclosing in our Responsible Business Report additional data related to pay gaps. More details can be found in the 'Our Colleagues' section of the Annual Report on page 59 and the Responsible Business Report.

Changes to the Committee

There were no changes to the membership of the Committee during the last financial year.

Developments for 2021/22

The key focus for the year will be the development of a new remuneration policy and associated consultation with our major institutional investors and proxy agencies. The key elements of this review will reflect:

- the impact of RIIO-2 on National Grid's returns and therefore our remuneration structure;
- the implications for remuneration of the strategic transactions referred to earlier;
- evolving requirements of our investors, and society more generally, with regard to ESG performance (taking into account National Grid's trajectory along its publicly stated Responsible Business pathway); and
- National Grid's contribution towards enabling the wider societal evolution towards new and renewable energy sources and networks.

Our proposals will be presented to shareholders at the AGM in 2022.

Conclusion

The Committee has carefully reviewed the performance of the senior executive team during the year and the prior three years to assess whether the level of APP and LTPP payments/vesting were aligned with the Company's performance over the period and concluded that the arrangements set out in this Remuneration Report are a fair reflection of their individual and collective performance. Accordingly, on behalf of the Committee, I commend this Directors' Remuneration Report to you and ask for your support at the Annual General Meeting.



Jonathan Dawson
Remuneration Committee Chair

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Directors' Remuneration Report

At a glance – 2020/21

Our 'At a glance' highlights the performance and remuneration outcomes for our Executive Directors for the year ended 31 March 2021. Further detail is provided in the Statement of implementation of remuneration policy in 2020/21.

Annual Report on remuneration

A comparison of the 2020/21 single total figure of remuneration, with the maximum remuneration if variable pay had vested in full, is set out below for the Executive Directors, Andy Agg, John Pettigrew and Nicola Shaw. Each Executive Director is UK-based.

Total remuneration

Executive Director	Maximum if variable pay vested in full £'000	2020/21 single total figure of remuneration £'000	Split by component (%) Fixed	APP	2018 LTPP – face value	2018 LTPP – share appreciation and dividend equivalent values
Andy Agg	2,625	2,122	36.8%	29.1%	29.5%	4.6%
John Pettigrew	6,557	5,071	27.9%	20.4%	44.7%	7.0%
Nicola Shaw	3,231	2,490	29.2%	21.6%	42.6%	6.6%

Key: ◆ Fixed ◆ APP ◆ 2018 LTPP – face value ◆ 2018 LTPP – share appreciation and dividend equivalent values

Notes:

1. For each Executive Director the share price has increased between grant date of the LTPP awards in 2018 and the estimated share price value at vesting, being the three months' average preceding 31 March 2021. Comparing the share price at grant of 837.41p versus the estimated average share price for the period 1 January 2021 to 31 March 2021 of 855.04p, there is an increase of 17.63p (2.1%) per share. This results in an estimated increase in value (net of dividend equivalents) of £14,914 in total for Andy Agg, £54,074 for John Pettigrew, and £25,281 for Nicola Shaw. Overall, the percentage growth in value over the three-year period due to dividend income per share is 13%, and this will increase further subject to a final dividend to be included on the vesting date.

	Key features of remuneration policy (adopted 2019)	Implementation of policy in 2020/21
Salary	• Target broadly mid-market against FTSE 11–40 for UK-based Executive Directors and general industry and energy services companies with similar revenue for US-based Executive Directors.	• The Committee decided to exercise restraint against the background of the COVID-19 pandemic and so no salary increases were made with respect to John Pettigrew and Nicola Shaw; and • Salary increase of 6.5% for Andy Agg (July 2020). This increase was awarded in line with the remuneration policy to move his salary closer to the market rate and given strong individual performance.
Annual Performance Plan (APP)	• Maximum opportunity is 125% of salary; • 50% paid in cash, 50% paid in shares which must be retained until the later of two years and meeting the shareholding requirement; and • Subject to both malus and clawback.	• 70% based on financial measures and 30% based on individual objectives; • Financial measures for CEO and CFO comprise 35% underlying EPS and 35% Group Value Added; • Financial measures for Executive Director, UK, comprise 23.3% UK Underlying Operating Profit, 23.3% UK RoE and 23.3% UK Capex; • Individual objectives cover stakeholder/customer engagement, business and finance strategy including delivery on RIIO-2 regulatory framework and risk management, organisation capability including our workforce/culture agenda and external leadership within the energy sector; and • 2020/21 APP payouts as a percentage of maximum opportunity: 79% for Andy Agg, 80% for John Pettigrew and 76% for Nicola Shaw.
Long Term Performance Plan (LTPP)	• Maximum award level is 350% of salary for CEO and 300% for other Executive Directors; • Vesting is subject to long-term performance conditions over a three-year performance period; • Shares must be retained until the later of two years from vesting and meeting the shareholding requirement; and • Subject to both malus and clawback.	• 2020 LTPP award: 16.67% Group RoE and 83.33% Group Value Growth; and • Overall the 2018 LTPP vested at 68.0% of the maximum and is based on the performance of two equally weighted measures of Group RoE and Group Value Growth achieving 36.0% and 100.0% respectively.
Pension and other benefits	• Eligible to participate in a defined contribution plan (or defined benefit if already a member); • Pensionable pay is salary only in UK; and • Other benefits as appropriate.	• UK cash allowance for John Pettigrew and Nicola Shaw, 26.7% of pensionable pay (reducing to 23.4% on 1 April 2021 and 12% on 1 April 2022) and for Andy Agg, 20% of pensionable pay (reducing to 12% on 1 April 2022); • Other benefits include private medical insurance, life assurance, and for UK-based Executive Directors either a fully expensed car or a cash alternative, and a car and driver when required; and • The Committee agreed in November 2019 that newly appointed UK-based Executive Directors will receive pension contributions of up to 12% of base salary for the Defined Contribution plan (or cash supplement in lieu); this is in line with the level for new joiners across the rest of the UK-based workforce.
Shareholding requirement	• 500% of salary for CEO; • 400% of salary for other Executive Directors; and • Post-employment shareholding requirement of 200% of salary for two years.	• Shareholdings for Andy Agg, John Pettigrew and Nicola Shaw are 209%, 718% and 310% respectively; • John Pettigrew has met his shareholding requirement. Nicola Shaw is expected to meet her shareholding requirement in 2021, after the vesting of her 2018 LTPP award. Andy Agg has not met his shareholding requirement due to a relatively short time in role; and • Andrew Bonfield and Dean Seavers have each met their post-employment shareholding requirement as at 31 March 2021.

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance

Directors' Remuneration Report continued

Directors' remuneration policy – approved by shareholders in 2019

Key aspects of the current Directors' remuneration policy, along with elements particularly applicable to the 2020/21 financial year, are shown on pages 96 – 99 for ease of reference only. The current policy was approved for three years from the date of the 2019 AGM, held on 29 July 2019. A shareholder vote on the remuneration policy is not required in 2021. A copy of the full remuneration policy is available within the 2018/19 Annual Report and Accounts on the Company's investor website (nationalgrid.com/investors).

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

Approved policy tables – Executive Directors

Salary

Purpose and link to business strategy: to attract, motivate and retain high-calibre individuals, while not overpaying.

Operation	Maximum levels	Performance metrics, weighting and time period applicable
Salaries are generally reviewed annually and are targeted broadly at mid-market of our peer group. However, a number of other factors are also taken into account: • business performance and individual contribution; • the individual's skills and experience; • scope of the role, including any changes in responsibility; and • market data, including base pay and total remuneration opportunity in the relevant comparator group.	No prescribed maximum annual increase although increases are generally aligned to salary increases received by other Company employees and to market movement. Increases in excess of this may be made at the Committee's discretion in circumstances such as a significant change in responsibility, progression if more recently appointed in the role and broad alignment to mid-market.	Not applicable.

Benefits

Purpose and link to business strategy: to provide competitive and cost-effective benefits to attract and retain high-calibre individuals.

Operation	Maximum levels	Performance metrics, weighting and time period applicable
Benefits provided include: • company car or a cash alternative (UK only); • use of a car and driver when required; • private medical insurance; • life assurance; • personal accident insurance (UK only); • opportunity to purchase additional benefits (including personal accident insurance for US) under flexible benefits schemes available to all employees; and • opportunity to participate in HMRC (UK) or Internal Revenue Service (US) tax-advantaged all-employee share plans, currently: Sharesave: UK employees may make monthly contributions from net salary for a period of three or five years. The savings can be used to purchase shares at a discounted price, set at the launch of each plan period. Share Incentive Plan (SIP): UK employees may use gross salary to purchase shares. These shares are placed in trust. Employee Stock Purchase Plan (ESPP) (423(b) plan): eligible US employees may purchase ADSs on a monthly basis at a discounted price. Other benefits may be offered at the discretion of the Committee.	The cost of providing benefits will vary from year to year in line with market. Participation in tax-approved all-employee share plans is subject to limits set by the relevant tax authorities from time to time.	Not applicable.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Directors' Remuneration Report

Pension

Purpose and link to business strategy: to reward sustained contribution and assist attraction and retention.

Operation	Maximum levels	Performance metrics, weighting and time period applicable
Externally hired Executive Directors will participate in a Defined Contribution (DC) arrangement. UK-based Executive Directors may alternatively choose to receive cash in lieu. In cases of internal promotion to the Board, the Company will recognise legacy DB pension arrangements of existing employees in both the UK and US where these have been provided under an existing arrangement. In line with market practice, pensionable pay for UK-based Executive Directors includes basic salary only and for US-based Executive Directors it includes basic salary and APP award.	UK DC: annual contributions for new appointments of up to 20% of basic salary. Existing Executive Directors may receive annual contributions of up to 30% of basic salary. Executive Directors may take a full or partial cash supplement in lieu. See footnote below the table. Life assurance of four times basic salary and a dependant's pension of one third of basic salary is provided. Executives with HMRC pension protection may be offered lump sum life assurance only, equal to four times basic salary. UK DB: a pension generally payable from age 60 or 63. DB benefits are subject to capped increases in pensionable salary. No enhancement is provided on promotion to the Board. Funded DB benefits are subject to HMRC maximum allowances and limits. On death in service, a lump sum of four times pensionable salary and dependant's pension of two-thirds of the Executive Directors' pension is provided. DB pension plans were closed to new members by April 2006. US DC: annual contributions of up to 9% of basic salary plus APP award with additional 401(k) plan match of up to 4%. US DB: an Executive Supplemental Retirement Plan provides for an unreduced pension benefit at age 62 (this plan is closed to new participants from 1 January 2015). For retirements at age 62 with 35 years of service, the pension benefit would be approximately two thirds of pensionable salary. DB final average pay plan is subject to capped increases in pensionable pay. Upon death in service, the spouse would receive 50% of the pension benefit (100% if the participant died while an active employee after the age of 55).	Not applicable. None of the current Executive Directors are active members of a defined benefit plan.

Pension footnote: The Remuneration Committee agreed in November 2019 (i.e. after the July 2019 AGM Policy vote) that newly appointed Executive Directors would receive annual contributions of up to 12% of basic salary for the DC pension scheme or cash in lieu. The Remuneration Committee further agreed in November 2020 that all existing Executive Directors would receive 12% of basic salary for the DC scheme or cash in lieu effective from 1 April 2022.

Annual Performance Plan (APP)

Purpose and link to business strategy: to incentivise and reward the achievement of annual financial measures and strategic non-financial measures including the delivery of annual individual objectives and demonstration of our Company leadership qualities and values.

Operation	Maximum levels	Performance metrics, weighting and time period applicable
The APP comprises reward for achievement against financial measures and achievement against individual/strategic objectives. Financial performance measures and targets are normally agreed at the start of each financial year and are aligned with strategic business priorities. Targets are set with reference to the budget. Individual objectives and associated targets are normally agreed also at the start of the year. APP awards are paid in June. 50% of the APP award is paid in shares, which (after any sales to pay associated income tax) must be retained until the shareholding requirement is met, and in any event for two years after receipt. Awards are subject to malus and clawback provisions as set out in the paragraph overleaf.	The maximum award is 125% of basic salary in respect of a financial year.	At least 50% of the APP is based on performance against financial measures. The Committee may use its discretion to set financial measures that it considers appropriate in each financial year and has the flexibility to modify the amount payable, to reflect wider financial and business performance, demonstration of leadership qualities and our values, or to take account of a significant event. The payout levels at threshold, target and stretch performance levels are 0%, 50% and 100%, respectively.

APP footnote: For 2021/22, a portion of the APP will be allocated to strategic non-financial measures which are consistent for all Executive Directors.

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance

Directors' Remuneration Report continued

Directors' remuneration policy – approved by shareholders in 2019 continued

Long Term Performance Plan

Purpose and link to business strategy: to drive long-term business performance, aligning Executive Director incentives to key strategic objectives and shareholder interests over the longer term.

Operation	Maximum levels	Performance metrics, weighting and time period applicable
Awards of shares may be granted each year, with vesting subject to long-term performance conditions. The performance measures have been chosen as the Committee believes they reflect the Executive Directors' creation of long-term value within the business. Targets are set for each award with reference to the business plan. Participants may receive ordinary dividend equivalent shares on vested shares, from the time the award was made, at the discretion of the Committee. Participants must retain vested shares (after any sales to pay tax) until the shareholding requirement is met, and in any event for a further two years after vesting. Awards are subject to malus and clawback provisions as set out in the paragraph below.	The maximum award for the CEO is 350% of salary and it is 300% of salary for the other Executive Directors based on salary at the time of the award.	The performance measures are Group Value Growth and Group RoE for all Executive Directors. For awards made in financial year 2019/20: Group Value Growth measured over three years (2019/20, 2020/21 and 2021/22) and Group RoE measured over two years (2019/20 and 2020/21) such that Group Value Growth represents two thirds and Group RoE represents one third of the total vesting outcome. For awards made in financial year 2020/21: Group Value Growth measured over three years (2020/21, 2021/22 and 2022/23) and Group RoE measured over one year (2020/21) such that Group Value Growth represents five sixths and Group RoE represents one sixth of the total vesting outcome. For awards made in 2017 and 2018 which will vest in 2020 and 2021 respectively, the performance measures were Group Value Growth and Group RoE, equally weighted, for all Executive Directors. All awards have a three-year performance period. For each performance measure, threshold performance will trigger only 20% of the award to vest; 100% will vest if maximum performance is attained. Notwithstanding the level of award achieved against the performance conditions, the Committee may use its discretion to modify the amount vesting to reflect wider financial and business performance and take account of a significant event and/or compliance with the dividend policy.

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

Approved policy table – Non-executive Directors (NEDs)

Fees for NEDs

Purpose and link to business strategy: to attract NEDs who have a broad range of experience and skills to oversee the implementation of our strategy.

Operation	Maximum levels	Performance metrics, weighting and time period applicable
NED fees (excluding those of the Chairman) are set by the Group Executive Committee in conjunction with the Chairman. The Chairman's fees are set by the Committee. **Fee structure:** • Chairman fee (all inclusive); • Basic fee, which differs for UK- and US-based NEDs; • Committee chair fee; • Committee membership fee; and • Senior Independent Director fee. No additional fees are paid for membership/chair of the Nominations Committee. Fees are reviewed every year taking into account those in companies of similar scale and complexity. The Chairman is covered by the Company's private medical and personal accident insurance plans, and has the use of a car and driver, when required. NEDs do not participate in incentives, pension or any other benefits. However, they are eligible for reimbursement for all Company-related travel expenses. In instances where these costs are treated by HMRC as taxable benefits, the Company also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC. NEDs who also sit on National Grid subsidiary boards may receive additional fees related to service on those boards.	There are no prescribed maximum fee levels although fees are generally aligned to salary increases received by other Company employees and market movement for NEDs of companies of similar scale and complexity. The cost of benefits provided to the Chairman is not subject to a predetermined maximum since the purchase cost will vary from year to year.	Not applicable.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Directors' Remuneration Report

Shareholding requirement – in employment

The requirement of Executive Directors to build up and hold a significant value of National Grid shares ensures they share a significant level of risk with shareholders and aims to align their interests. Executive Directors are required to build up and retain shares in the Company. The level of holding required is 500% of salary for the CEO and 400% of salary for the other Executive Directors. Unless the shareholding requirement is met, Executive Directors will not be permitted to sell shares, other than to pay income tax liabilities on shares just vested or in exceptional circumstances approved by the Remuneration Committee.

Shareholding requirement – post employment

The requirement of Executive Directors to continue to hold National Grid shares after leaving ensures they continue to share a risk with shareholders and maintain alignment with shareholders' interests. Executive Directors will be required to hold 200% of base salary calculated at their leave date, or maintain their actual holding percentage if lower, expressed as a number of shares and held for a period of two years. This calculation excludes the value of any awards not yet vested for 'good leavers' that will vest according to the normal schedule and which in any event must be held for a two-year period. The calculation will include recently vested LTPP awards or APP awards paid as shares which are subject to respective two-year holding periods, even after employment. Unless the post-employment shareholding requirement is met, Executive Directors will not be permitted to sell shares, other than to pay income tax liabilities on shares just vested or in exceptional circumstances approved by the Remuneration Committee.

Policy on payment for loss of office

The contracts contain provisions for payment in lieu of notice, at the sole and absolute discretion of the Company. Such contractual payments are limited to payment of salary only for the remainder of the notice period. In the UK, such payments would be phased on a monthly basis, over a period not greater than 12 months, and the Executive Director would be expected to mitigate any losses where employment is taken up during the notice period. In the US, for tax compliance purposes, the policy is to make any payment in lieu of notice as soon as reasonably practicable, and in any event within two and a half months of the later of 31 December and 31 March immediately following the notice date.

In the event of a UK Director's role becoming redundant, statutory compensation would apply and the relevant pension plan rules may result in the early payment of an unreduced pension.

On termination of employment, no APP award would generally be payable. However, the Committee has the discretion to deem an individual to be a 'good leaver', in which case a pro-rata discretionary payment could be paid, based on financial performance (as measured at the end of the financial year) and the achievement of individual objectives during the financial year up to termination. In the UK, the discretionary payment would generally be paid at the normal time. In the US, the payment would be made earlier if required for tax compliance purposes, in which case the Committee would apply discretion to determine an appropriate level of financial performance. Examples of circumstances, while not exhaustive, which could trigger 'good leaver' treatment include redundancy, retirement, illness, injury, disability and death. The Committee will apply discretion to determine if the pro-rata discretionary payment should be made sooner than it would normally be paid, for example, in the case of death.

On termination of employment, outstanding awards under the share plans will be treated in accordance with the relevant plan rules approved by shareholders. Unvested share awards would normally lapse. 'Good leaver' provisions apply at the Committee's discretion and in specified circumstances. Examples of circumstances, while not exhaustive, which could trigger 'good leaver' provisions, include: redundancy, retirement, illness, injury, disability and death, where awards will be released to the departing Executive Director or, in the case of death, to their estate. Long-term share plan awards held by 'good leavers' will normally vest subject to performance measured at the normal vesting date and will be reduced pro-rata for each completed month starting on the date of grant. Such awards would vest at the same time as for other participants, apart from circumstances in which the award recipient has died, in which case the awards vest as soon as practicable (based on a forecast of performance).

At the Committee's discretion, the Company may also agree other payments such as an agreed amount for legal fees associated with the departure of the Executive Director and outplacement support.

No compensation is payable to the Chairman or Non-executive Directors if they are required to stand down or are not re-elected at the AGM.

Service contracts/letters of appointment

In line with our policy, all Executive Directors have service contracts which are terminable by either party with 12 months' notice. Non-executive Directors are subject to letters of appointment. The Chairman's appointment is subject to six months' notice by either party; for other Non-executive Directors, notice is one month. Both Executive Directors and Non-executive Directors are required to be re-elected at each AGM.

External appointments

The Executive Directors may, with the approval of the Board, accept one external appointment as a Non-executive Director of another company and retain any fees received for the appointment. Experience as a board member of another company is considered to be valuable personal development, which in turn is of benefit to the Company.

Please refer to the full remuneration policy within the 2018/19 Annual Report and Accounts on the Company's investor website (nationalgrid.com/investors) for our remuneration policy on Directors' recruitment, consideration of remuneration policy elsewhere in the Company, total remuneration opportunity and corporate and share capital events.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance

Directors' Remuneration Report continued

Statement of implementation of remuneration policy in 2020/21

Key

AUDITED

Audited Information
Content contained within a blue box highlighted with an 'Audited' tab indicates that all the information in the panel is audited.

Role of Remuneration Committee

The Committee is responsible for recommending to the Board the remuneration policy for the Executive Directors, the other members of the Group Executive Committee and the Chairman, and for implementing this policy. The aim is to align the remuneration policy to the Company strategy and key business objectives, and ensure it reflects our shareholders', customers' and regulators' interests. The Committee receives input on policy implementation within the wider workforce before reaching decisions on matters such as salary increases and annual incentive payouts and closely reviews the appropriateness of pay positioning by reference to external measures (benchmarking remuneration packages) and internal review of Company performance and pay gaps (CEO pay ratios, gender and ethnicity pay gaps) and from this year, the relativity year on year of salary, benefits and annual performance incentives compared with the same for the rest of the workforce.

- **Clarity:** we identify and communicate a range of performance measures in incentives which clearly link to the successful execution of Company strategy; as explained in the Committee Chair's statement, the Board continues to engage with the workforce; we shall consult this year with major institutional investors and proxy agencies on our proposals for the new Directors' remuneration policy.
- **Simplicity:** elements of our remuneration framework and their purpose are clearly articulated within our market-standard remuneration policy and we believe this is understood by all our stakeholders.
- **Risk:** risk is managed in a number of ways and evidenced through our remuneration policy, for example by setting maximum levels for incentive plans; measures that are aligned to Company performance/success and shareholder interests; a focus on the long term and value creation through the LTPP; Remuneration Committee discretion to potentially override formulaic outcomes and malus and clawback provisions; a high shareholding requirement for senior executives.
- **Predictability:** full information on the potential values which could be earned are disclosed; our policy outlines threshold, target and maximum opportunity with varying actual incentive outcomes dependent on performance; all the checks and balances set out above under Risk are disclosed as part of the remuneration policy.
- **Proportionality:** whilst incentive plans reward executives' performance in successfully delivering the business strategy, there is also a focus on sustaining this through holding periods that apply to vested shares and annual incentives that are paid out as shares; all executives are also subject to significant shareholding and post-employment shareholding requirements; the policy does not reward poor performance and the range of potential payouts under the policy is appropriate.
- **Alignment to Culture and Strategy:** our culture recognises how we do things is as vital as what we do and this is reflected in the type of performance conditions used in our incentive plans. Both the measures themselves and the targets which are set aim to reinforce this approach.

Our policy has operated as intended in terms of Company performance and quantum; a review of key considerations and decisions pertaining to its implementation is provided in the Committee Chair's statement on pages 92 – 94. The members of the Remuneration Committee in 2020/21 were Jonathan Dawson (Chair), Earl Shipp, Jonathan Silver and Mark Williamson. Details of the Committee's activities during the year can be found at page 111.

AUDITED

Single Total Figure of Remuneration – Executive Directors

The following table shows a single total figure in respect of qualifying service for 2020/21, together with comparative figures for 2019/20. All figures shown to £'000:

	£'000	Salary	Benefits in kind	Pension	Total fixed pay	APP	LTPP	Total variable pay	Total remuneration
Andy Agg	**20/21**	**624**	**32**	**125**	**781**	**618**	**723**	**1,341**	**2,122**
	19/20	595	23	119	737	525	436	961	1,698
John Pettigrew	**20/21**	**1,029**	**110**	**275**	**1,414**	**1,035**	**2,622**	**3,657**	**5,071**
	19/20	1,017	116	305	1,438	897	2,870	3,767	5,205
Nicola Shaw	**20/21**	**562**	**15**	**150**	**727**	**537**	**1,226**	**1,763**	**2,490**
	19/20	555	15	166	736	387	1,342	1,729	2,465

Notes:
Salary: Salary increases were not awarded for 2019/20 for John Pettigrew or Nicola Shaw in line with the Committee's decision to exercise restraint in light of the COVID-19 pandemic. Andy Agg was appointed as CFO in January 2019 on a salary significantly below the assessed market rate for the job, as explained on page 93, with the intention to increase his salary over a multi-year period subject to performance and progression in the role, and was awarded a 6.5% increase on 1 July 2020. John Pettigrew donated £50,000 to the Prince's Trust in May 2020. Andy Agg donated £20,000 to the Prince's Trust in July 2020.
Benefits in kind: Benefits in kind (BIK) include private medical insurance, life assurance and for UK-based Executive Directors, either a fully expensed car or a cash alternative to a car and the use of a car and a driver when required which, for John Pettigrew, amounted to approximately £89,000 for 2020/21 (and approximately £86,000 for 2019/20). A Sharesave option award was granted to Andy Agg on 24 December 2020 and the benefit (approximately £7,500) of this award is included. There were no Sharesave options granted to any of the other Executive Directors during 2020/21.
Pension: Pension contributions/cash in lieu for John Pettigrew and Nicola Shaw are 30% of salary for 2019/20 and reduced to 26.7% of salary for 2020/21 and for Andy Agg are 20% for both years. Contributions will fall to 23.4% of salary from April 2021 for John Pettigrew and Nicola Shaw and to 12% of salary for all Executive Directors from April 2022.
APP: John Pettigrew donated 20% of his 2019/20 APP (net of tax) to HELP USA, a charity involved in the emergency COVID-19 response in our US service territories.
LTPP: The 2018 LTPP is due to vest in July 2021. The average share price over the three months from 1 January 2021 to 31 March 2021 of 855.04p has been applied and estimated dividend equivalents are included. The 2019/20 LTPP figures have been restated because last year they were estimated using the average share price (January–March 2020) and they now include the actual share price on vesting and all dividend equivalent shares. Due to a lower share price at vesting of 903.8274p versus the estimate of 978.75p (and the additional dividend equivalent shares added for the dividend with a record date of 3 July 2020 with a dividend rate of 32.00p per share), the actual value at vesting was £17,775, £117,064 and £54,728 lower than for the estimate last year for Andy Agg, John Pettigrew, and Nicola Shaw, respectively.
Impact of share price change: The impact of share price appreciation/depreciation, comparing share prices at grant versus the estimated share prices upon vesting, is set out in the notes to the 2018 LTPP (vesting) table on page 105.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Directors' Remuneration Report

AUDITED

Total pension benefits

Andy Agg, John Pettigrew and Nicola Shaw received a cash allowance in lieu of participation in a pension arrangement. There are no additional benefits on early retirement. The values of these benefits, received during this year, are shown in the single total figure of remuneration table.

John Pettigrew has, in addition, accrued defined benefit (DB) entitlements. He opted out of the DB scheme on 31 March 2016 with a deferred pension and lump sum payable at his normal retirement date of 26 October 2031. At 31 March 2021, John Pettigrew's accrued DB pension was £168,991 per annum and his accrued lump sum was £506,973. No additional DB entitlements have been earned over the financial year, other than an increase for price inflation due under the pension scheme rules and legislation. Under the terms of the pension scheme, if he satisfies the ill-health requirements, or he is made redundant, a pension may be payable earlier than his normal retirement date. A lump sum death in service benefit is also provided in respect of these DB entitlements.

AUDITED

Annual Performance Plan (APP)

Performance against targets for APP 2020/21

APP awards are earned by reference to the financial year and this year will be paid in June. Financial measures determine 70% of the APP, and individual objectives determine 30% of the APP.

Payment of the APP award is made in shares (50% of the award) and cash (50%). Shares (after any sales to pay associated tax) must be retained until the shareholding requirement is met, and in any event for two years after receipt.

For financial measures, threshold, target and stretch performance levels are predetermined by the Committee and pay out at 0%, 50% and 100% of the maximum potential for each part and on a straight-line basis in between threshold and stretch performance, with the exception of Group Value Added that has an asymmetric range with a higher stretch target.

Target and stretch performance levels for the individual objectives are also predetermined by the Committee, and an assessment of the performance relative to the target and stretch performance levels is made at the end of the performance year on each objective.

The outcomes of APP awards earned for financial performance are summarised in the table below. Performance against individual objectives is set out on pages 102 and 103.

A discretionary adjustment has been made to Group EPS reducing the outcome by 0.5p. This is to exclude a benefit in operating profit in NGV linked to lower costs due to COVID-19.

Performance measure	Proportion of max opportunity	Threshold	Target	Stretch	Actual	Proportion of max achieved
CEO and CFO						
Underlying EPS (p/share) Ⓐ	35%	47.0	50.5	54.0	53.7	95.7%
Group Value Added (£m) Ⓐ	35%	1,684	1,774	1,914	1,808	62.1%
Executive Director, UK (excluding ESO performance)						
UK Capex (£m) Ⓐ	23.3%	1,249	1,189	1,129	1,160	74.2%
UK RoE (%) Ⓐ (Percentage points above average allowed regulatory return)	23.3%	1.94	2.24	2.54	2.39	75.0%
UK Underlying Operating Profit (£m) Ⓐ	23.3%	1,400	1,450	1,500	1,491	91.0%
All Executive Directors						
Individual objectives (%)	30%		Detail expanded in tables below			68–84%

Ⓐ Denotes an 'Alternative performance measure' as explained on page 250.

Notes:
Underlying EPS: Technical adjustments have been made increasing the target by 0.2p to reflect the net effect of currency adjustments, the impact of deferrable storm costs included in underlying targets but reported outside, US pension assumptions and scrip dividend uptake.
UK Underlying Operating Profit (excluding ESO): Technical adjustments have been made reducing the target by £9m to reflect normalisation of the impact of RPI (£5m) and update of assumptions on allocated costs between UK and ESO (£4m).

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance

Directors' Remuneration Report continued

Statement of implementation of remuneration policy in 2020/21 continued

Individual Objectives

The individual objectives of the Executive Directors when taken together were designed to deliver against each of our 2020/21 business priorities. The Committee used a two-stage process to agree individual objectives. First it reviewed and provided feedback on the objectives, including consideration of the weighting based on business criticality of the objective, and then, at a second meeting, it completed a final review and approved the objectives. At the end of the year, an overall assessment was made taking account of the weighting and achievement of the respective individual objectives for each Director, and the degree to which each element of the objective was met against specific targets and stretch targets. As with the financial measures, the achievement of 'stretch' performance and 'target' performance overall results in 100% and 50% respectively of the maximum payout.

The below sets out 2020/21 individual objectives which include a focus on strategic operational goals underpinning company performance and ESG objectives together with associated performance commentaries and the Committee's assessment of the performance outcome. The Committee has applied discretion to reduce the total individual performance outcome as explained in the summary line for each Director.

Andy Agg

Individual objective and performance commentary	Weighting	Outcome
Successfully deliver financing strategy despite challenges of COVID-19 pandemic • Achieved financial performance in line with initial guidance to market in June 2020 despite challenges of COVID-19 • Effectively managed the cash and funding implications of COVID-19, with clear guidance to investors • Established and communicated financing strategy including credit ratings approach, with positive reaction from investors	25%	25%
Secure appropriate financial arrangements in key regulatory arrangements • Provided financial plans for RIIO-2 which maintained earnings and protected credit metrics, sustaining strong relationships with stakeholders throughout the process • Delivered significant transaction support as part of rebalancing the portfolio • Supported US rate cases, though work was delayed due to COVID-19 impacts and therefore more work is to be done	25%	17%
Deliver Finance transformation programme • Delivered key Finance transformation programme milestones including operating model changes and leveraging of technology to enable better and more cost-effective delivery • Exhibited excellent leadership of the function through the changes in spite of COVID-19 related challenges	25%	23%
Lead implementation of revised investor proposition • Successfully engaged investors on renewed dividend policy and WPD acquisition, with positive feedback	25%	25%
Summary		
Andy achieved strong performance during the year. He successfully steered the organisation through implications of the COVID-19 pandemic and provided strong support to the business in the agreement of a new UK regulatory framework, and delivered ambitious milestones on the Finance transformation programme. Andy's strong leadership of the function enabled significant progress for the Company and its stakeholders despite challenging circumstances. As referenced in the Committee Chair's statement on page 93, the total outcome has been reduced from 90% to 80% to reflect Ofgem's decision to charge a penalty for the RIIO-2 business plans.	100%	80%

John Pettigrew

Individual objective and performance commentary	Weighting	Outcome
Deliver positive results for stakeholders despite challenges of COVID-19 pandemic • Delivered for our customers, in particular exceeding US customer satisfaction target by +5 points and progressing new construction work in the UK • Managed security of supply for our customers through US storms and low-demand challenges in the UK successfully, leading to positive feedback from members of government in the US and the UK • Delivered +5 point and +6 point increases in colleague engagement and enablement respectively, and demonstrated strong leadership as evidenced by very positive feedback from colleague pulse surveys, including a +14 point increase in care and concern	25%	25%
Execute updated business strategy • Reviewed and confirmed applicability of strategy despite COVID-19 pandemic and communicated and embedded strategy across organisation successfully • Executed acquisition of WPD and disposal of RI business (subject to shareholder vote), resulting in rebalancing to electricity • Delivered good progress on organic growth in non-regulated businesses and developed sound business plans for strong organic asset growth in the regulated businesses (8.2% in the US and 5.3% in Electricity Transmission) • Fostered strong relationships with key external stakeholders to enable continued progress against strategy going forward	25%	25%

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance | Directors' Remuneration Report

John Pettigrew continued

Individual objective and performance commentary continued	Weighting	Outcome
Grow organisational capabilities through new operating model and culture change • Implemented new operating framework successfully with new ways of working, resulting in positive internal and external feedback • Made progress towards cultural ambitions as evidenced through 17.6% improvement in colleague culture diagnostic survey • Enhanced senior leadership capability and diversity through recruitment and new development programmes; more to achieve in diversity organisation-wide	25%	22%
Demonstrate organisational leadership in energy sector • Published Responsible Business Charter on 1 October, with positive feedback received internally and externally including an ESG day held on 5 October, and embedded processes for tracking Responsible Business measures • Made progress against emissions reductions including plan for 'well-below 2°C' pathway, partnered with COP26, announced plan for advisory vote at AGM on climate transition plan, and promoted electric vehicles in the UK, with £950m allocated to the charging infrastructure on the strategic road network • Demonstrated thought leadership in the UK and the US through specific policy actions and initiatives, including gas decarbonisation, a successful FutureGrid Network Innovation Competition Bid to better understand the role H2 has to play in the future of the UK Energy System, a US research programme to reduce gas emissions, and a 'multi-purpose interconnector' concept	25%	22%
Summary		
John's excellent performance over the year and strong leadership led to the Company progressing some significant strategic priorities and delivering for our stakeholders in spite of the COVID-19 pandemic. In particular, he delivered increases in customer and colleague scores, fostered strong relationships, communicated and embedded an updated business strategy and operating framework, progressed cultural ambitions, and demonstrated progress in organisational capabilities and leadership in the energy sector. As referenced in the Committee Chair's statement on page 93, the total outcome has been reduced from 94% to 84% to reflect Ofgem's decision to charge a penalty for the RIIO-2 business plans.	100%	84%

Nicola Shaw

Individual objective and performance commentary	Weighting	Outcome
Deliver positive results for stakeholders despite challenges of COVID-19 pandemic • Successfully adapted processes quickly to ensure reliability and resilience for our customers • Intensified communications and health and wellbeing support to colleagues and communities given the COVID-19 pandemic	25%	25%
Establish effective risk management controls and compliance framework • Successfully delivered milestones, including a thorough risk assessment and review of emerging risks, and implementation of a new risk committee	25%	20%
Successfully execute on UK business regulation priorities • Achieved RIIO-2 framework agreement that provides the right levels of capital expenditure and adjustment mechanisms required • Although all aspects of Ofgem's Final Determinations were accepted, apart from two technical aspects which are being appealed to the CMA, the outcome did not quite satisfy the Board's aspirations	25%	10%
Grow organisational capability • Strengthened succession pipeline • Increased diversity of leaders with females now representing more than half of leaders, and 62.5% of all colleagues self-identified as diverse for gender, ethnicity, disability and/or sexual preference • Significantly increased the number of chartered engineers and fellowships in the business with 30 new designations completed and 20 nearing designation at the end of the year	25%	23%
Summary		
Overall, Nicola has had a good year delivering on most of her objectives. In particular, Nicola showed strong leadership during COVID-19 with world-class safety and reliability delivered as well as the overall capital investment programme. During the year she has successfully led changes in the organisation to position the business for the energy transition and the new regulatory price control. With regards to RIIO-2, she was able to deliver a framework that provides the right levels of capital expenditure and adjustment mechanisms to meet the challenges ahead. As referenced in the Committee Chair's statement on page 93, the total outcome has been reduced from 78% to 68% to reflect Ofgem's decision to charge a penalty for the RIIO-2 business plans.	100%	68%

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance

Directors' Remuneration Report continued

Statement of implementation of remuneration policy in 2020/21 continued

2020/21 APP as a proportion of base salary

The overall APP award and its composition based on financial performance and individual performance for each Executive Director is shown as a proportion of salary.

Executive Directors at 31 March 2021


Max
Actual
125%
99.04%
100.54%
95.56%
APP amount
£780,008 £618,016
Andy Agg
£1,286,826 £1,035,020
John Pettigrew
£701,905 £536,592
Nicola Shaw
Key:
Individual
Underlying EPS
Group Value Added
Key:
Individual
UK Underlying Operating Profit
UK RoE
UK Capex

AUDITED

LTPP performance

The LTPP value included in the 2020/21 single total figure relates to anticipated vesting in July 2021 of the conditional LTPP awards granted in 2018.

2018 LTPP

The 2018 award is determined by performance over the three years ended 31 March 2021 of Group RoE (50% weighting) and Group Value Growth (50% weighting), which is expected to vest on 1 July 2021. The financial components and weightings for this year's vesting, i.e., the 2018 LTPP awards, are the same for all Executive Directors.

The Group Value Growth outturn includes an amount to reflect the value added from the sale of the residual interest in the UK Gas Distribution business in 2019 and to adjust for revised timing of UK cash tax payments in 2019/20; both adjustments fall during the three-year performance period measured 2018–2021.

The Committee decided not to reflect the upward adjustments to Group RoE and Group Value Growth resulting from the revisions described in Note 1F to the consolidated financial statements.

The Committee considered the wider financial and business performance for the financial year including taking into account ESG performance and has decided not to apply any discretion for these factors.

Performance measure	Threshold – 20% vesting	Maximum – 100% vesting	Actual/expected vesting	Actual/expected proportion of maximum achieved
Group RoE (50% weighting) Ⓐ	11.0%	12.5% or more	11.3%	36.0%
Group Value Growth (50% weighting) Ⓐ	10.0%	12.0% or more	12.3%	100.0%

Ⓐ Denotes an 'Alternative performance measure' as explained on page 250

Note:
1. Based on the above financial results the overall vesting outcome for participants is 68.0%

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Directors' Remuneration Report

AUDITED

2018 LTPP (vesting)

The 2018 LTPP is expected to vest on 1 July 2021. The amounts expected to vest under the 2018 LTPP for the performance period ended on 31 March 2021 and included in the 2020/21 single total figure are shown in the table below. The share price valuation is an estimate based on the average share price over the three months from 1 January 2021 to 31 March 2021 of 855.04p; the final dividend to be paid in August 2021 is excluded.

	Original number of share awards in 2018 LTPP	Overall vesting percentage (as % of max.)	Number of awards vesting	Number of dividend equivalent shares	Total value of awards vesting and dividend equivalent shares (£'000)
Andy Agg	109,886	68.0%	74,722	9,867	723
John Pettigrew	398,398	68.0%	270,910	35,774	2,622
Nicola Shaw	186,263	68.0%	126,658	16,725	1,226

Notes:

The total value of awards vesting and dividend equivalent shares are subject to a two-year holding period.

Andy Agg: Andy Agg was interim CFO at the time of receiving his 2018 LTPP award. The award is subject to the same performance conditions, performance period and vesting percentage/dividend equivalents estimates as other Executive Directors.

Impact of share price change: The 2018 LTPP awards were granted on 28 June 2018 with a share price of 837.4083p. The impact of share price change for the 2018 LTPP, comparing share price at grant versus the average share price for the period 1 January 2021 to 31 March 2021 of 855.04p, for each Executive Director is an increase of 17.63p (2.1%) per share. This results in an estimated increase in value (including dividend equivalents) of: £14,914 for Andy Agg; £54,074 for John Pettigrew; and £25,281 for Nicola Shaw. The impact of share price change is not included in the expected amounts to vest shown in the table above.

AUDITED

Single total figure of remuneration – Non-executive Directors

The following table shows a single total figure in respect of qualifying service for 2020/21, together with comparative figures for 2019/20:

	Fees £'000		Other emoluments £'000		Total £'000	
	2020/21	2019/20	2020/21	2019/20	2020/21	2019/20
Jonathan Dawson	112	111	1	0	113	111
Therese Esperdy	142	141	0	19	142	160
Sir Peter Gershon	540	538	82	86	622	624
Paul Golby	104	104	1	5	105	109
Liz Hewitt	99	23	0	1	99	24
Amanda Mesler	91	91	0	2	91	93
Paula Rosput Reynolds	21	n/a	0	n/a	21	n/a
Earl Shipp	104	103	0	17	104	120
Jonathan Silver	104	91	0	11	104	102
Mark Williamson	122	134	0	6	122	140
Total	**1,439**	1,336	**84**	147	**1,523**	**1,483**

Notes:

Receiving the US-based Board fee: Therese Esperdy, Earl Shipp, Paula Rosput Reynolds and Jonathan Silver.

Receiving the UK-based Board fee: Jonathan Dawson, Paul Golby, Liz Hewitt, Amanda Mesler and Mark Williamson.

Therese Esperdy: Fees include £25,000 for serving on the National Grid USA Board.

Sir Peter Gershon: Other emoluments comprise private medical insurance of approximately £1,000 and the use of a car and driver when required of approximately £81,000. Sir Peter will step down from the Board on 31 May 2021.

Paula Rosput Reynolds: Paula Rosput Reynolds joined the Board on 1 January 2021 as a Non-executive Director and will be appointed as Chair of the Board from 31 May 2021. She is not eligible for any benefits.

Other emoluments: In accordance with the Company's expenses policies, Non-executive Directors receive reimbursement for their reasonable expenses for attending Board meetings. In instances where these costs are treated by HMRC as taxable benefits, the Company also meets the associated tax cost to the Non-executive Directors through a PAYE settlement agreement with HMRC and these costs are included in the table above. For 2020/21 due to COVID-19 travel restrictions, most of the NEDs have not incurred travel-related expenses.

The total emoluments paid to Executive and Non-executive Directors in the year was £11.2 million (2019/20: £10.9 million).

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance

Directors' Remuneration Report continued

Statement of implementation of remuneration policy in 2020/21 continued

AUDITED

Other remuneration disclosures

2020 LTPP (conditional award) granted during the financial year

The face values of the awards are calculated using the volume weighted average share price at the date of grant. For the 2020 LTPP, due to the uncertainty in the context of COVID-19, the Committee decided to delay the usual LTPP award timing from late June to late August. The share price at the date of grant on 17 August 2020 was 889.18p per share. The number of awards were not adjusted downwards in the context of COVID-19 impact. As a utility business the Company continued to maintain operations, noting in particular that no employees have been furloughed, no compulsory redundancies or pay reductions have been made, and trade union agreements have been honoured.

	Basis of award	Face value £'000	Proportion vesting at threshold performance	Number of shares	Performance period end date
Andy Agg	300% of salary	1,901	20%	213,795	31 March 2023
John Pettigrew	350% of salary	3,603	20%	405,217	31 March 2023
Nicola Shaw	300% of salary	1,685	20%	189,452	31 March 2023

Note:
The 2020 LTPP grant will vest on 3 July 2023. The total value of awards vesting and dividend equivalent shares are subject to a two-year holding period.

AUDITED

Performance conditions for 2020 LTPP awards granted during the financial year

	Conditional share awards granted – 2020		
Performance measure	Weighting for all Executive Directors	Threshold 20% vesting	Maximum 100% vesting
Group RoE (A)	16.67%	8.25%	9.75% or more
Group Value Growth (A)	83.33%	8.00%	10.50% or more

Notes:
Group RoE: As disclosed in the Committee Chair's statement for 2018/19, Group RoE is measured during the first year of the three-year performance period and will contribute one-sixth of the total vesting outcome. Vesting between threshold and maximum will be on a straight-line basis.
Group Value Growth: Group Value Growth is measured over the entire three-year performance period and will contribute five-sixths of the total vesting outcome. Vesting between threshold and 9% will be on a straight-line basis, 9% achievement will result in 60% vesting, and vesting between 9% and 10.5% or more will be on a straight-line basis.
Performance measures have not been adjusted in the context of COVID-19.

AUDITED

Payments for loss of office and payments to past Directors

There have been no payments made during 2020/21 for loss of office. This year we settled a payment of approximately £1,400 on a net of tax basis for a gift to Andrew Bonfield in recognition of his contributions to National Grid during his eight years of service which, Andrew had not been able to redeem until this year. There have been no other payments to past Directors during 2020/21.

Shareholder dilution

The Company has a number of all-employee share plans that provide employees with the opportunity to become, and to think like, a shareholder. These plans include Sharesave and the Share Incentive Plan (SIP) in the UK and the 401(k) and Employee Stock Purchase Plan in the US.

Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive share-based incentives will not exceed 5% in any 10-year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Committee reviews dilution against these limits regularly and under these limits the Company, as at 31 March 2021, had headroom of 3.9% and 7.9% respectively.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Directors' Remuneration Report

AUDITED

Statement of Directors' shareholdings and share interests

The Executive Directors are required to build up and hold a shareholding from vested share plan awards. The following table shows how each Executive Director complies with the shareholding requirement and also the number of shares owned by the Non-executive Directors, including connected persons. The shareholding is as at 31 March 2021 and the salary used to calculate the value of the shareholding is the gross annual salary as at 31 March 2021.

John Pettigrew has met his shareholding requirement. Andy Agg is still relatively new in post and has not yet met his shareholding requirement but is expected to do so in 2023. Nicola Shaw is expected to meet her shareholding requirement in 2021, after the vesting of her 2018 LTPP award. These projections assume on-target performance/vesting outcomes. They will not be allowed to sell shares, except for covering associated tax liabilities, until their individual shareholding requirements are met. Non-executive Directors do not have a shareholding requirement.

Further shares have been purchased in each of April and May 2021 on behalf of each of Andy Agg, John Pettigrew and Nicola Shaw via the Share Incentive Plan (an HMRC tax-advantaged all-employee share plan), thereby increasing each of their beneficial interests by 33 shares. There have been no other changes in Directors' shareholdings between 1 April 2021 and 19 May 2021.

The expected vesting dates for the conditional share awards subject to performance conditions are 1 July 2021, 1 July 2022 and 3 July 2023 for the 2018 LTPP, 2019 LTPP and 2020 LTPP respectively.

Directors	Share ownership requirements (multiple of salary)	Number of shares owned outright (including connected persons)	Value of shares held as multiple of current salary	Number of options held under the Sharesave Plan	Conditional share awards subject to performance conditions (2018, 2019 & 2020 LTPP)
Executive Directors					
Andy Agg	400%	153,047	209%	4,316	537,680
John Pettigrew	500%	856,053	718%	4,219	1,235,584
Nicola Shaw	400%	201,737	310%	4,070	577,674
Non-executive Directors					
Jonathan Dawson	–	43,350	–	–	–
Therese Esperdy (ADSs)	–	1,587	–	–	–
Sir Peter Gershon	–	113,148	–	–	–
Paul Golby	–	2,291	–	–	–
Liz Hewitt	–	2,500	–	–	–
Amanda Mesler	–	1,500	–	–	–
Paula Rosput Reynolds (ADSs)	–	2,000	–	–	–
Earl Shipp (ADSs)	–	1,000	–	–	–
Jonathan Silver (ADSs)	–	0	–	–	–
Mark Williamson	–	47,460	–	–	–

Notes:

Andy Agg: On 31 March 2021 Andy Agg held 4,316 options granted under the Sharesave Plan with an exercise price of 695 pence per share and they can, subject to their terms, be exercised at 695 pence per share between 1 April 2026 and 30 September 2026. These options are discounted by 20%. The number of conditional share awards subject to performance conditions is as follows: 2018 LTPP: 109,886; 2019 LTPP: 213,999; 2020 LTPP: 213,795.

John Pettigrew: On 31 March 2021 John Pettigrew held 4,219 options granted under the Sharesave Plan with an exercise price of 711 pence per share and they can, subject to their terms, be exercised at 711 pence per share between 1 April 2025 and 30 September 2025. These options are discounted by 20%. The number of conditional share awards subject to performance conditions is as follows: 2018 LTPP: 398,398; 2019 LTPP: 431,969; 2020 LTPP: 405,217.

Nicola Shaw: On 31 March 2021 Nicola Shaw held 4,070 options granted under the Sharesave Plan with an exercise price of 737 pence per share and they can, subject to their terms, be exercised at 737 pence per share between 1 April 2022 and 30 September 2022. The number of conditional share awards subject to performance conditions is as follows: 2018 LTPP: 186,263; 2019 LTPP: 201,959; 2020 LTPP: 189,452.

Paula Rosput Reynolds: joined the Board on 1 January 2021.

Therese Esperdy, Paula Rosput Reynolds and Earl Shipp: Holdings are shown as ADSs and each ADS represents five ordinary shares.

Post-employment shareholding requirements

Past Executive Directors are required to continue to hold their shares/ADSs in line with our Directors' remuneration policy agreed at the AGM in 2019.

To enforce this the Executive Directors have agreed to give permission for the Company to periodically check with its third-party share scheme administrator whether the minimum shareholding requirement is being maintained. The Executive Directors have acknowledged that if they breach their post-employment shareholding requirement for any reason, the Company may enforce at its discretion one or more of the following processes: to request they repay to the Company an amount equivalent in value to the shareholding requirement that has not been met; the Company may withdraw/vary the vesting of any future shares granted under the LTPP; the Company may publish a public statement in a form as the Company may decide that the Director has failed to comply with the post-employment shareholding requirement. Executive Directors are reminded annually, when employed, of the post-employment shareholding requirement. At termination the minimum shareholding requirement is confirmed to the Director and checks are made by the Company at the 12-month and 24-month anniversary of leaving and at the financial year-end 31 March to ascertain if their post-employment shareholding requirement has been met.

At 31 March 2021, Andrew Bonfield and Dean Seavers, who stood down from the Board on 30 July 2018 and 5 November 2019 respectively, have each continued to meet their post-employment shareholding requirements.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance

Directors' Remuneration Report continued

Statement of implementation of remuneration policy in 2020/21 continued

External appointments and retention of fees

Experience as a board member of another company is considered to be valuable personal development, which in turn is of benefit to the Company. The table below details the Executive Directors (at 31 March 2021) who served as Non-executive Directors in other companies during the year ended 31 March 2021:

	Company	Retained fees
John Pettigrew	Rentokil Initial plc	£63,875
Nicola Shaw	International Consolidated Airlines Group S.A.	£85,609 (€100,500)

Note: For Nicola Shaw, fees have been converted using an exchange rate of 1EUR:0.85183GBP.

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


4%
1,684
1,749
Payroll costs
3%
1,695
1,738
Dividends
-4%
433
416
Tax
-10%
1,049
942
Net interest
-3%
5,079
4,931
Capital expenditure
Key:
2020/21 £m
2019/20 £m

Notes:
1. The Dividends figure for 2019/20 has been restated at £1,695m (from £1,699m) to reflect the actual value of dividends paid.
2. Percentage increase/decrease of the costs between years is shown.

Performance graph

This chart shows National Grid plc's 10-year annual Total Shareholder Return (TSR) performance against the FTSE 100 Index since 31 March 2011 and illustrates the growth in value of a notional £100 holding invested in National Grid on 31 March 2011, compared with the same invested in the FTSE 100 Index. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the UK. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date. It assumes dividends are reinvested.

Total shareholder return


300
250
200
150
100
50
0
100.00
118.54
145.67
170.65
189.64
220.57
236.41
191.74
228.92
259.61
247.30
100.00
104.05
118.41
126.49
135.99
126.35
157.20
157.39
167.18
139.42
168.00
31/03/11 30/03/12 29/03/13 31/03/14 31/03/15 31/03/16 31/03/17 30/03/18 29/03/19 31/03/20 31/03/21
Key:
National Grid plc
FTSE 100 Index

Data source: Datastream by Refinitiv

Chief Executive's pay in the last ten financial years

Steve Holliday was CEO throughout the five-year period from 2011/12 to 2015/16. John Pettigrew became CEO on 1 April 2016.

	Steve Holliday					John Pettigrew				
	2011/12	2012/13	2013/14	2014/15	2015/16	2016/17	2017/18	2018/19	2019/20	2020/21
Single total figure of remuneration (£'000)	3,539	3,170	4,801	4,845	5,151	4,623	3,648	4,651	5,205	5,071
Single total figure of remuneration including only 2014 LTPP (£'000)						3,931				
APP (proportion of maximum awarded)	68.67%	55.65%	77.94%	94.80%	94.60%	73.86%	82.90%	84.20%	70.58%	80.43%
PSP/LTPP (proportion of maximum vesting)	49.50%	25.15%	76.20%	55.81%	63.45%	90.41%	85.20%	84.20%	84.90%	68.00%

Notes:

Single total figure 2020/21: The figure for 2020/21 for John Pettigrew is explained in the single total figure of remuneration table for Executive Directors.

Single total figure 2019/20: The figure for 2019/20 has been restated to reflect actual share price for 2017 LTPP vesting in 2020 and all dividend equivalent shares, consistent with comparative figures shown in this year's single total figure of remuneration table.

2014 LTPP: The 2016/17 single total figure of remuneration includes both the 2013 LTPP award and the 2014 LTPP award due to a change in the vesting period of four years (2013 LTPP) to three years (2014 LTPP).

PSP/LTPP plans: Prior to 2014, LTPP awards were made under a different LTI framework which incorporated a four-year performance period for the RoE element of the awards. The last award under this framework was made in 2013 and was fully vested in 2017. Awards made from 2014 are subject to a three-year performance period. The first of these awards vested in 2017.

National Grid plc Annual Report and Accounts 2020/21

Corporate Governance | Directors' Remuneration Report

Percentage change in remuneration for Executive Directors, Non-executive Directors and employee average

In previous years, we have shown the percentage change in the CEO's remuneration for salary, taxable benefits and APP with the average (mean) of each of those components of remuneration for our selected comparator group of non-unionised employees in the UK and the US. This year we have expanded our reporting to meet the requirements of the revised Shareholder Rights Directive (2019) and have included each Executive Director and Non-executive Director at 31 March 2021 to show the percentage changes for 2020/21 versus last year. The regulations cover employees of the Parent Company only and not across the group, and since we have very few people employed by our Parent Company (National Grid plc), we have voluntarily chosen a comparator group of all employees in the UK and the US to provide a representative comparison. In line with the regulations, we shall build this information to display a five-year history.

The Total Shareholder Return performance of National Grid plc over the last year and prior years is shown on page 108.

Percentage change in remuneration

	% change on last year for 2020/21		
	Salary	Benefits	Bonus
Executive Directors			
Andy Agg	4.9%	40.6%	17.7%
John Pettigrew	1.3%	-4.7%	15.4%
Nicola Shaw	1.3%	1.1%	38.8%
Non-executive Directors			
Jonathan Dawson	0.5%	37.1%	n/a
Therese Esperdy	0.4%	-100.0%	n/a
Sir Peter Gershon	0.5%	-5.5%	n/a
Paul Golby	0.5%	-87.5%	n/a
Liz Hewitt	334.8%	-100.0%	n/a
Amanda Mesler	0.5%	-100.0%	n/a
Paula Rosput Reynolds	n/a	n/a	n/a
Earl Shipp	0.5%	-100.0%	n/a
Jonathan Silver	14.3%	-100.0%	n/a
Mark Williamson	-8.6%	-100.0%	n/a
Employee median	2.8%	6.1%	40%

Notes:
Salary: Salaries for Executive Directors, and fees for Non-executive Directors, have been used. Overtime and allowances are excluded from the employee average base salary calculation.
Benefits: For Executive Directors and Non-Executive Directors the taxable benefits reported in the respective single total figure table of remuneration have been used and includes the benefit value of Sharesave options for John Pettigrew in 2019/20 of £7,475 and for Andy Agg in 2020/21 of £7,461. Excluding the benefit of Sharesave options, the percentage change on last year for benefits would be 8.1% and 1.9% for Andy Agg and John Pettigrew respectively. For all employees where eligible, taxable benefits include PMI and car allowance/job requirement cars and commercial vans (private use) pertaining to the UK employees and for the US, taxable insurance premiums and taxable portion of student loan repayment (this year only). Pension is excluded.
Bonus: For Executive Directors, APP values have been used. Non-executive Directors do not receive bonus payments. For all employees APP/annual performance payments relating to the prior year (2019/20) and APP/annual performance payment estimates for this year (2020/21) consistent with our CEO pay ratio analysis have been used. Long-term incentives are excluded.
Rounding: In all cases actual non-rounded numbers have been used rather than values rounded to nearest £'000 as expressed in the respective single total figure of remuneration tables.
Liz Hewitt: Joined the Board on 1 January 2020 and therefore fees received over 12 months for this year are compared with fees received over 3 months last year. In addition, Liz was appointed to the role of Committee Chair for the Audit Committee on 10 November 2020 and her fees were increased accordingly at this time.
Paula Rosput Reynolds: Joined the Board on 1 January 2021 and therefore a comparison with prior year fees is not applicable.
Jonathan Silver: Joined the Board on 16 May 2019 and therefore fees received over 12 months for this year are compared with fees received over 10.5 months last year.
Mark Williamson: Stepped down from the role of Committee Chair for the Audit Committee on 10 November 2020 and his fees were reduced accordingly at this time.
Employee median: Represents the percentage change in the median remuneration for each component on last year for 2020/21. Calculations are based on approximately 23,000 employees located in the UK and the US. Remuneration of Executive Directors and Non-executive Directors is excluded.
Exchange rate: US pay data has been converted based on the exchange rate of $1.341:£1

The percentage change data for salary/fees reflects that, other than for Andy Agg, there were no salary/fee increases for Directors during 2020/21. In contrast, the majority of managers and all those covered by trade union agreements were eligible to receive an annual salary increase during 2020/21. The average salary increase budget for the UK and the US employees, subject to performance review was 2.3% and 2.5% respectively. Budgets vary for employees covered by collective agreements depending on arrangements agreed with the respective trade unions. The Committee takes account of the general salary increase budgets available for managers/non-unionised employees when reviewing Directors' salaries/fees. Further alignment between Executive Director pay and arrangements available to the wider workforce is evidenced by the approach that all employees have the opportunity to receive a bonus which is linked to either a combination of individual and Company/business performance measures, or Company/business performance measures only, thus enabling employees as well as the Executive Directors to benefit in the Company's success annually.

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance

Directors' Remuneration Report continued

Statement of implementation of remuneration policy in 2020/21 continued

CEO pay ratio

We have disclosed our CEO pay ratios comparing the CEO single total figure of remuneration to the equivalent pay for the lower quartile, median and upper quartile UK employees (calculated on a full-time equivalent basis), as well as the median Group-wide pay ratio.

		UK			Group-wide
Year	**Method**	**25th percentile pay ratio**	**Median pay ratio**	**75th percentile pay ratio**	**Median pay ratio**
2018/19 – voluntary	Option A	96:1	76:1	58:1	48:1
2019/20	Option A	111:1	86:1	66:1	53:1
2020/21	Option A	104:1	81:1	62:1	54:1

The comparison with UK employees is specified by the Companies (Miscellaneous Reporting) Regulations 2018 (as amended). US employees represent approximately 72% of our total employees. Our median pay ratio on a Group-wide basis is 54:1, calculated on the same basis as the UK pay ratios and an exchange rate of $1.341:£1.

Salaries at 31 March 2021 and estimated performance-based annual payments for 2020/21 have been annualised to reflect full-time equivalents. Performance payments have not been further adjusted to compensate where new employees have not completed a full performance year.

The CEO pay ratio has decreased to 81:1 at the median. The reduction is explained by the single total figure of remuneration for the CEO being approximately 5% lower compared with last year's calculation, broadly due to a lower estimated 2018 LTPP vesting outcome and a lower cash in lieu of pension allowance, as well as a salary freeze for the CEO. The pay and benefits of the median employee has increased by approximately 2%.

This year the 2018 LTPP vesting represents almost 52% (last year 56%) of the CEO's single total figure of remuneration. Excluding estimated 2018 LTPP vesting, our UK median pay ratio is 39:1. None of the employees for whom pay ratios apply are eligible for LTPP. Overall, approximately 2% of our UK employees are expected to receive 2018 LTPP vested awards this year and these all fall in the upper quartile of our ranked list. As employees advance through the Group, there will be the opportunity to receive higher rewards commensurate with increased accountability.

On a Group basis the median pay ratio has marginally increased to 54:1 which is driven mostly by an exchange rate difference versus last year. The lower Group median pay ratio versus the UK reflects the higher general level of wages in the US compared with the UK, and especially in the regions of the US where we operate. Almost three-quarters of our employees are US-based. Excluding LTPP the Group-wide median pay ratio is 26:1. The ratio of the pay of our Executive Director, UK, to the median UK employees is 40:1 and excluding LTPP is 20:1.

The total pay and benefits and the salary component of total pay and benefits for this year is set out below.

Pay data 2020/21	**Base salary**	**Total pay & benefits**
CEO remuneration	£1,029,461	£5,071,666
UK employee 25th percentile	£33,413	£48,657
UK employee 50th percentile	£57,000	£62,867
UK employee 75th percentile	£63,555	£81,548

Flexibility is provided to adopt one of three methods for calculating the ratios. We have chosen Option A, which is a calculation based on the pay of all UK employees on a full-time equivalent basis, as this option is considered to be more statistically robust. The ratios are based on total pay and benefits inclusive of short-term and long-term incentives applicable for the respective financial year 1 April – 31 March. The reference employees at the 25th, 50th and 75th percentile have been determined by reference to pay and taxable benefits as at the last day of the respective financial year, 31 March, though estimates have been used for the respective APP payouts and performance outcomes of the LTPP and dividend equivalents.

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

We are satisfied that the median pay ratio reported this year is consistent with our wider pay, reward and progression policies for employees. The median reference employee falls within our collectively bargained employee population and has the opportunity for annual pay increases, annual performance payments and career progression and development opportunities. While the CEO did not receive a pay increase during 2020/21 (due to restraint being exercised in the context of the COVID-19 pandemic) most managers and all those covered by trade union agreements did receive an annual salary increase.

National Grid plc Annual Report and Accounts 2020/21 Corporate Governance | Directors' Remuneration Report

The Committee's activities during the year

Meeting	Main areas of discussion
April	2019/20 individual objectives scoring for the Group Executive Committee Discussion on 2020/21 objectives for the Group Executive Committee Discussion on 2019/20 expected incentive plan outcomes Performance update for outstanding LTPP awards Discussion on remuneration alternatives in light of COVID-19
May	Provisional approval, in light of COVID-19, of 2020 salary increases and prior and future incentive awards Provisional approval of 2019/20 APP financial metrics Provisional approval of expected 2017 LTPP outcomes; performance update for outstanding LTPP awards Discussion on 2020 LTPP financial targets Final approval of 2019/20 individual APP outcomes and 2020/21 individual objectives for the Group Executive Committee
June	Final approval of pay decisions for the Group Executive Committee Review and approval of Chairman fees
July	Approval of 2020/21 APP targets and update on 2020 LTPP targets
September	Debrief of AGM season and remuneration trends Discussion on remuneration policy and incentive plan design Approval of one-year Group RoE targets for 2020 LTPP Approval of Chair fees for new appointment
November	Discussion on remuneration policy and incentive plan design Review of gender and ethnicity pay gaps Items related to new Group Executive Committee appointment
December	Items related to new Group Executive Committee role
January	Discussion on Group Value Growth target range for the 2020 LTPP Performance updates for outstanding LTPP awards and 2020/21 APP
February	Approval of Group Value Growth targets for the 2020 LTPP
March	Market data review of the Group Executive Committee remuneration and initial proposals for base salary increases Discussion on 2021/22 APP measures

Advisors to the Remuneration Committee

The Committee received advice during 2020/21 from independent consultants as follows: Willis Towers Watson provided advice until stepping down at the end of July 2020, and following a competitive tendering process, PricewaterhouseCoopers LLP (PwC) was selected by the Committee to become its independent advisor from 3 August 2020.

Both Willis Towers Watson and PwC are members of the Remuneration Consultants Group and have signed up to that group's code of conduct. The Committee is satisfied that any potential conflicts were appropriately managed.

Work undertaken by Willis Towers Watson and PwC in its role as independent advisor to the Committee has incurred fees of £22,895 and £88,917 respectively, on the basis of time charged to perform services and deliverables.

The Committee reviews the objectivity and independence of the advice it receives from its advisors each year. It is satisfied that both Willis Towers Watson and PwC provided credible and professional advice. Both Willis Towers Watson and PwC have provided general and technical remuneration services in their respective areas to the wider Company, in relation to employees below Board and Group Executive Committee level. This has included benchmarking support provided by Willis Towers Watson and benchmarking and data assurance services provided by PwC.

The Committee considers the views of the Chairman on the performance and remuneration of the Chief Executive Officer, and of the Chief Executive Officer on the performance and remuneration of the other members of the Group Executive Committee. The Committee is also supported by the Group General Counsel and Company Secretary, who acts as Secretary to the Committee; the Chief People and Culture Officer; the HR Director – Reward; and, as required, the Group Head of Pensions and Group Financial Controller. No other advisors have provided significant services to the Committee in the year.

Voting on Directors' Remuneration Policy adopted at the 2019 AGM

The voting figures shown refer to votes cast at the 2019 AGM and represent 63.86% of the voting share capital. In addition, shareholders holding 28.6 million shares abstained.

	For	Against
Number of votes	2,116,131,831	64,718,198
Proportion of votes	97.03%	2.97%

Voting on 2019/20 Directors' Remuneration Report at the 2020 AGM

The voting figures shown refer to votes cast at the 2020 AGM (in respect of the 2019 remuneration policy adopted at the 2019 AGM) and represent 66.76% of the voting share capital. In addition, shareholders holding 29.0 million shares abstained.

	For	Against
Number of votes	2,273,916,544	72,165,518
Proportion of votes	96.92%	3.08%

National Grid plc Annual Report and Accounts 2020/21
Corporate Governance

Directors' Remuneration Report continued

How our remuneration policy will be implemented in 2021/22

The remuneration policy adopted at the 2019 AGM will be implemented during 2021/22 as described below.

Salary
Salary increases will normally be in line with the increase awarded to other employees in the UK and the US, subject to performance. Higher salary increases may also be awarded for a change in responsibility. Additionally, in line with the policy on recruitment remuneration, salaries for new directors may be set below market level initially and aligned to market level over time (provided the increase is merited by the individual's contribution and performance).

As explained in the Remuneration Committee Chair's statement, for 2021 a salary increase of 6.5% for Andy Agg and 2.3% for each of John Pettigrew and for Nicola Shaw will be awarded, effective from July.

	From 1 July 2021	From 1 June 2020	Increase
Andy Agg	£675,000	£633,675	6.5%
John Pettigrew	£1,053,000	£1,029,461	2.3%
Nicola Shaw	£574,500	£561,524	2.3%

Pensions
The remuneration policy approved at the July 2019 AGM stated that new appointments would receive pension/cash in lieu contributions of up to 20% of base salary. In addition to this, John Pettigrew and Nicola Shaw agreed progressive reductions from 30% to 20% of base salary. The second year of implementing this agreement was effective 1 April 2021, resulting in cash in lieu of pension contributions for each of John Pettigrew and Nicola Shaw reducing to 23.4%. A further reduction to 20.0% was originally planned to take place at 1 April 2022; however, this has been reviewed and contributions will reduce instead to 12% at this time, without compensation, thereby ensuring alignment with the rate available to the majority of the UK workforce.

Andy Agg currently receives contributions of 20%, which was the approved policy maximum at the time of his appointment. Subsequently, the Committee agreed in November 2019 that newly appointed Executive Directors would receive annual contributions of up to 12% of basic salary for the DC pension scheme, or a cash supplement in lieu. Contributions for Andy Agg will reduce to 12% with effect from 1 April 2022, without compensation, thereby ensuring alignment with the rate available to the majority of the UK workforce.

APP measures for 2021/22
The APP measures and weightings for each Executive Director are shown in the table below. As explained in the Remuneration Committee Chair's statement, for 2021/22 the APP measures will be split across financial measures, operational/strategic measures (with an emphasis on ESG) and individual objectives, weighted 60%, 20% and 20% respectively. The APP targets are considered commercially sensitive and consequently will be disclosed in the 2021/22 Directors' Remuneration Report.

Andy Agg and John Pettigrew	Weighting
Group RoE	30%
Underlying EPS	30%
Operational/strategic measures	20%
Individual objectives	20%

Nicola Shaw	Weighting
UK RoE	20%
UK Underlying Operating Profit	20%
UK Regulated Controllable Costs	20%
Operational/strategic measures	20%
Individual objectives	20%

Performance measures for LTPP to be awarded in 2021
The 2021 LTPP performance measures and weightings, for all Executive Directors, are Group RoE (50%) and Group Value Growth (50%), each measured over the entire three-year performance period, 1 April 2021 – 31 March 2024. Awards are expected to be made towards the end of June. In light of the transactions involving Western Power Distribution, UK Gas Transmission and Rhode Island businesses, the Committee has opted not to finalise the threshold and maximum vesting targets at this time and will confirm these later in the year.

The LTPP rules expire in July 2021 and so we are seeking shareholder approval at the 2021 AGM for the new LTPP rules. The new rules are substantially in line with the existing rules, updated to reflect developments in market practice and good governance especially around malus and clawback provisions.

National Grid plc Annual Report and Accounts 2020/21
Corporate Governance | Directors' Remuneration Report

Fees for NEDs

Therese Esperdy was appointed as Non-executive Director to the National Grid USA Board in 2015 with an annual fee of £25,000 in addition to her current NED fees.

Paula Rosput Reynolds will assume the position of Chair from 31 May, with an annual fee of £700,000 without any benefits. This fee was set during the recruitment process and takes into account the market data and reflects the candidate being recruited from within the US market.

From this year, fee increases will be effective from 1 July 2021 to align with the annual salary review date applicable to the majority of our employees.

Role	1 July 2021 £'000	1 June 2020 £'000	Increase vs 2020
Chair (new fee level from 31 May 2021)	700.0	540.2	29.6%
Senior Independent Director	23.6	23.1	2.2%
Board fee (UK-based)	71.1	69.5	2.3%
Board fee (US-based)	84.4	82.1	2.8%
Chair Audit Committee	31.9	31.2	2.2%
Chair Finance Committee	24.4	23.9	2.1%
Chair Remuneration Committee	31.9	31.2	2.2%
Chair Safety, Environment and Health	24.4	23.9	2.1%
Committee membership fee	11.0	10.8	1.9%

Notes:
Other than for the Chair role, fees were last increased on 1 June 2019.
Chair/Committee fees are not applicable with respect to the Nominations Committee.

The Directors' Remuneration Report has been approved by the Board and signed on its behalf by:

Jonathan Dawson
Committee Chair
19 May 2021

Financial Statements


Solar Tree
Own School

115

National Grid plc Annual Report and Accounts 2020/21 Financial Statements

Statement of Directors' responsibilities

The Directors are responsible for preparing the Annual Report and Accounts, including the Group financial statements and the Parent Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors are required to prepare the Group financial statements in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union. The financial statements also comply with IFRS as issued by the IASB. In addition, the Directors have elected to prepare the Parent Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101 'Reduced Disclosure Framework'. Under company law, the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of the profit or loss of the Group and Parent Company for that period.

In preparing the Group financial statements, International Accounting Standard 1 requires that Directors:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- make an assessment of the Group's ability to continue as a going concern.

In preparing the Parent Company financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and accounting estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Parent Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Parent Company on a consolidated and individual basis, and to enable them to ensure that the Group financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Parent Company and its subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Having made the requisite enquiries, so far as the Directors in office at the date of the approval of this Report are aware, there is no relevant audit information of which the auditors are unaware and each Director has taken all reasonable steps to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information.

Each of the Directors, whose names and functions are listed on pages 72 – 73, confirms that:

- to the best of their knowledge, the Group financial statements and the Parent Company financial statements, which have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the European Union and UK GAAP FRS 101 respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis;
- to the best of their knowledge, the Strategic Report contained in the Annual Report and Accounts includes a fair review of the development and performance of the business and the position of the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces; and
- they consider that the Annual Report and Accounts, taken as a whole, are fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy.

This Responsibilities Statement was approved by the Board and signed on its behalf.

Directors' Report

The Directors' Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority's Listing Rules, and Disclosure Rules and Transparency Rules, comprising pages 1 – 113 and 224 – 268, was approved by the Board and signed on its behalf.

Strategic Report

The Strategic Report, comprising pages 1 – 66, was approved by the Board and signed on its behalf.

By order of the Board

Justine Campbell
Group General Counsel
& Company Secretary

19 May 2021

Company number: 4031152

116

National Grid plc Annual Report and Accounts 2020/21 Financial Statements

This page is left blank intentionally

117

National Grid plc Annual Report and Accounts 2020/21 Financial Statements

This page is left blank intentionally

118

National Grid plc Annual Report and Accounts 2020/21
Financial Statements | Independent auditor's report

This page is left blank intentionally

119

National Grid plc Annual Report and Accounts 2020/21 Financial Statements

This page is left blank intentionally

120

National Grid plc Annual Report and Accounts 2020/21 Financial Statements | Independent auditor's report

This page is left blank intentionally

121

National Grid plc Annual Report and Accounts 2020/21 Financial Statements

This page is left blank intentionally

122

National Grid plc Annual Report and Accounts 2020/21
Financial Statements | Independent auditor's report

This page is left blank intentionally

123

National Grid plc Annual Report and Accounts 2020/21 Financial Statements

This page is left blank intentionally

124

National Grid plc Annual Report and Accounts 2020/21
Financial Statements | Independent auditor's report

This page is left blank intentionally

125

National Grid plc Annual Report and Accounts 2020/21 Financial Statements

This page is left blank intentionally

126

National Grid plc Annual Report and Accounts 2020/21
Financial Statements | Independent auditor's report

This page is left blank intentionally

127

MZedgi!dc!di]Zg!aZ\Va!VcY!gZ\jaVidgn! gZfj^gZbZcih /0,!Je^c^dch!dc!di]Zg!bViiZgh!egZhXg^WZY!Wn!i]Z!&gt;dbeVc^Zh! &lt;Xi!0..4 Ih"iol"ijchcih"nb_"j[ln"i`"nb_"^cl_]nilm"l_goh_l[ncih"l_jiln"ni" \_"[o^cn_^"b[m"\__h"jlij_lfs"jl_j[l_^"ch"[]]il^[h]_"qcnb"nb_" Cigj[hc_m"A]n"1//5- Ih"iol"ijchcih+"\[m_^"ih"nb_"qile"oh^_ln[e_h"ch"nb_"]iolm_" i`"nb_"[o^cn9 €" "nb_"ch`ilg[ncih"acp_h"ch"nb_"mnl[n_ac]"l_jiln"[h^"nb_"^cl_]nilm" l_jiln"`il"nb_"`ch[h]c[f"s_[l"`il"qbc]b"nb_"`ch[h]c[f"mn[n_g_hnm" [l_"jl_j[l_^"cm"]ihmcmn_hn"qcnb"nb_"`ch[h]c[f"mn[n_g_hnm;"[h^ €" "nb_"mnl[n_ac]"l_jiln"[h^"nb_"^cl_]nilm"l_jiln"b[p_"\__h"jl_j[l_^" ch"[]]il^[h]_"qcnb"[jjfc][\f_"f_a[f"l_kocl_g_hnm- Ih"nb_"fcabn"i`"nb_"ehiqf_^a_"[h^"oh^_lmn[h^cha"i`"nb_"Glioj"[h^" nb_"P[l_hn"Cigj[hs"[h^"nb_cl"_hpclihg_hn"i\n[ch_^"ch"nb_"]iolm_" i`"nb_"[o^cn+"q_"b[p_"hin"c^_hnc`c_^"[hs"g[n_lc[f"gcmmn[n_g_hnm"ch" nb_"mnl[n_ac]"l_jiln"il"nb_"^cl_]nilm"l_jiln- /1,!&gt;dgedgViZ!BdkZgcVcXZ!NiViZbZci Tb_"Lcmncha"Rof_m"l_kocl_"om"ni"l_pc_q"nb_"^cl_]nilm"mn[n_g_hn"ch"l_f[ncih" ni"aicha"]ih]_lh+"fiha_l,n_lg"pc[\cfcns"[h^"nb[n"j[ln"i`"nb_"Ciljil[n_" Gip_lh[h]_"Sn[n_g_hn"l_f[ncha"ni"nb_"Gliojm"]igjfc[h]_"qcnb"nb_" jlipcmcihm"i`"nb_"UK"Ciljil[n_"Gip_lh[h]_"Ci^_"mj_]c`c_^"`il"iol" l_pc_q- B[m_^"ih"nb_"qile"oh^_ln[e_h"[m"j[ln"i`"iol"[o^cn+"q_"b[p_" ]ih]fo^_^"nb[n"_[]b"i`"nb_"`iffiqcha"_f_g_hnm"i`"nb_"Ciljil[n_" Gip_lh[h]_"Sn[n_g_hn"cm"g[n_lc[ffs"]ihmcmn_hn"qcnb"nb_"`ch[h]c[f" mn[n_g_hnm"[h^"iol"ehiqf_^a_"i\n[ch_^"^olcha"nb_"[o^cn9" €" "nb_"^cl_]nilm"mn[n_g_hn"qcnb"l_a[l^m"ni"nb_"[jjlijlc[n_h_mm"i`" [^ijncha"nb_"aicha"]ih]_lh"\[mcm"i`"[]]iohncha"[h^"[hs"g[n_lc[f" oh]_ln[chnc_m"c^_hnc`c_^"m_n"ion"ih"j[a_"024; €" "nb_"^cl_]nilm"_rjf[h[ncih"[m"ni"cnm"[mm_mmg_hn"i`"nb_"Gliojm" jlimj_]nm+"nb_"j_lci^"nbcm"[mm_mmg_hn"]ip_lm"[h^"qbs"nb_"j_lci^" cm"[jjlijlc[n_"m_n"ion"ih"j[a_m"17"!"18; €" "nb_"^cl_]nilm"mn[n_g_hn"ih"`[cl+"\[f[h]_^"[h^"oh^_lmn[h^[\f_" m_n"ion"ih"j[a_m"73"[h^"75; €" "nb_"\i[l^m"]ih`clg[ncih"nb[n"cn"b[m"][llc_^"ion"["li\omn" [mm_mmg_hn"i`"nb_"_g_lacha"[h^"jlch]cj[f"lcmem"m_n"ion"ih" j[a_"14"!"16"[h^"18; €" "nb_"m_]ncih"i`"nb_"Ahho[f"R_jiln"[h^"A]]iohnm"nb[n"^_m]lc\_m" nb_"l_pc_q"i`"_``_]ncp_h_mm"i`"lcme"g[h[a_g_hn"[h^"chn_lh[f" ]ihnlif"msmn_gm"m_n"ion"ih"j[a_"13"!"16;"[h^ €" "nb_"m_]ncih"^_m]lc\cha"nb_"qile"i`"nb_"Ao^cn"Ciggcnn__"m_n"ion" ih"j[a_m"72"!"76- /2,!HViiZgh!dc!l]^X]!lZ!VgZ!gZfj^gZY!id!gZedgi!Wn!ZmXZei^dc !/2,/,!&lt;YZfjVXn!d[!ZmeaVcVi^dch!gZXZ^kZY!VcY!VXXdjci^c\!gZXdgYh Uh^_l"nb_"Cigj[hc_m"A]n"1//5"q_"[l_"l_kocl_^"ni"l_jiln"ni"sio"c`+" ch"iol"ijchcih9 €" q_"b[p_"hin"l_]_cp_^"[ff"nb_"ch`ilg[ncih"[h^"_rjf[h[ncihm"q_"l_kocl_" `il"iol"[o^cn;"il €" [^_ko[n_"[]]iohncha"l_]il^m"b[p_"hin"\__h"e_jn"\s"nb_"P[l_hn" Cigj[hs+"il"l_nolhm"[^_ko[n_"`il"iol"[o^cn"b[p_"hin"\__h"l_]_cp_^" `lig"\l[h]b_m"hin"pcmcn_^"\s"om;"il €" nb_"P[l_hn"Cigj[hs"`ch[h]c[f"mn[n_g_hnm"[l_"hin"ch"[al__g_hn"qcnb" nb_"[]]iohncha"l_]il^m"[h^"l_nolhm- W_"b[p_"hinbcha"ni"l_jiln"ch"l_mj_]n"i`"nb_m_"g[nn_lm- /2,0,!?^gZXidghs!gZbjcZgVi^dc Uh^_l"nb_"Cigj[hc_m"A]n"1//5"q_"[l_"[fmi"l_kocl_^"ni"l_jiln"c`"ch"iol" ijchcih"]_ln[ch"^cm]fimol_m"i`"^cl_]nilm"l_goh_l[ncih"b[p_"hin"\__h" g[^_"il"nb_"j[ln"i`"nb_"^cl_]nilm"l_goh_l[ncih"l_jiln"ni"\_"[o^cn_^"cm" hin"ch"[al__g_hn"qcnb"nb_"[]]iohncha"l_]il^m"[h^"l_nolhm- W_"b[p_"hinbcha"ni"l_jiln"ch"l_mj_]n"i`"nb_m_"g[nn_lm- /3,!Ji]Zg!bViiZgh!l]^X]!lZ!VgZ!gZfj^gZY!id!VYYgZhh /3,/,!&lt;jY^idg!iZcjgZ W_"\_][g_"ch^_j_h^_hn"[h^"]igg_h]_^"iol"[o^cn"nl[hmcncih"ih" 0"J[ho[ls"1/06-"Fiffiqcha"nb_"l_]igg_h^[ncih"i`"nb_"Ao^cn"Ciggcnn__+" q_"q_l_"[jjichn_^"\s"nb_"Sb[l_bif^_lm"[n"nb_"Ahho[f"G_h_l[f"M__ncha" ih"20"Jofs"1/06"ni"[o^cn"nb_"`ch[h]c[f"mn[n_g_hnm"`il"nb_"s_[l"_h^cha" 20"M[l]b"1/07"[h^"mo\m_ko_hn"`ch[h]c[f"j_lci^m-" Tb_"j_lci^"i`"nin[f"ohchn_llojn_^"_ha[a_g_hn"ch]fo^cha"jl_pciom" l_h_q[fm"[h^"l_[jjichng_hnm"i`"nb_"`clg"cm"`iol"s_[lm+"]ip_lcha"nb_"s_[lm" _h^cha"20"M[l]b"1/07"ni"20"M[l]b"1/10- /3,0,!!&gt;dch^hiZcXn!d[!i]Z!VjY^i!gZedgi!l^i]!i]Z!VYY^i^dcVa!gZedgi! id!i]Z!&lt;jY^i!&gt;dbb^iiZZ Ool"[o^cn"ijchcih"cm"]ihmcmn_hn"qcnb"nb_"[^^cncih[f"l_jiln"ni"nb_"Ao^cn" Ciggcnn__"q_"[l_"l_kocl_^"ni"jlipc^_"ch"[]]il^[h]_"qcnb"ISAm"'UK(- /4,!PhZ!d[!djg!gZedgi Tbcm"l_jiln"cm"g[^_"mif_fs"ni"nb_"Cigj[hsm"g_g\_lm+"[m"["\i^s+" ch"[]]il^[h]_"qcnb"Cb[jn_l"2"i`"P[ln"05"i`"nb_"Cigj[hc_m"A]n"1//5-" Ool"[o^cn"qile"b[m"\__h"oh^_ln[e_h"mi"nb[n"q_"gcabn"mn[n_"ni"nb_" Cigj[hsm"g_g\_lm"nbim_"g[nn_lm"q_"[l_"l_kocl_^"ni"mn[n_"ni"nb_g" ch"[h"[o^cnilm"l_jiln"[h^"`il"hi"inb_l"joljim_-"Ti"nb_"`off_mn"_rn_hn" j_lgcnn_^"\s"f[q+"q_"^i"hin"[]]_jn"il"[mmog_"l_mjihmc\cfcns"ni"[hsih_" inb_l"nb[h"nb_"Cigj[hs"[h^"nb_"Cigj[hsm"g_g\_lm"[m"["\i^s+"`il" iol"[o^cn"qile+"`il"nbcm"l_jiln+"il"`il"nb_"ijchcihm"q_"b[p_"`ilg_^- ?dj\aVh!F^c\!A&gt;&lt;!&NZc^dg!hiVijidgn!VjY^idg' Fil"

[h^"ih"\_b[f`"i`"D_ficnn_"LLP" Sn[nonils"Ao^cnil" Lih^ih+"Uhcn_^"Kcha^ig" 08"M[s"1/10 DcYZeZcYZci!VjY^idgsh!gZedgi!! ni"nb_"g_g\_lm"i`"N[ncih[f"Glc^"jf]!]ihncho_^ /06 MZmbhgZe!Fkb]!ie\!@ggnZe!Q^ihkm!Zg]!@\\hngml!0.0.-0/ A^cVcX^Va!NiViZbZcih O]^h!eV\Z!^h!aZ[i!WaVc`!^ciZci^dcVaan

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Consolidated income statement
for the years ended 31 March

2021	Notes	Total £m
Continuing operations
Revenue	2(a),3	14,779
Provision for bad and doubtful debts	4	(326)
Other operating costs	4,5	(11,558)
Operating profit/(loss)	2(b)	2,895
Finance income	5,6	58
Finance costs	5,6	(928)
Share of post-tax results of joint ventures and associates	5,16	58
Profit before tax	2(b),5	2,083
Tax	5,7	(442)
Total profit for the year		1,641
Attributable to:
Equity shareholders of the parent		1,640
Non-controlling interests from continuing operations		1
Earnings per share (pence)
Basic earnings per share (continuing)	8	46.6
Diluted earnings per share (continuing)	8	46.3
Basic earnings per share (continuing and discontinued)	8	46.6
Diluted earnings per share (continuing and discontinued)	8	46.3

2020	Notes	Total £m
Continuing operations
Revenue	2(a),3	14,540
Provision for bad and doubtful debts	4	(234)
Other operating costs	4,5	(11,526)
Operating profit/(loss)	2(b)	2,780
Finance income	5,6	54
Finance costs	5,6	(1,167)
Share of post-tax results of joint ventures and associates	5,16	87
Profit/(loss) before tax	2(b),5	1,754
Tax	5,7	(480)
Profit/(loss) after tax from continuing operations	5	1,274
Profit/(loss) after tax from discontinued operations	10	(9)
Total profit/(loss) for the year (continuing and discontinued)		1,265
Attributable to:
Equity shareholders of the parent		1,264
Non-controlling interests from continuing operations		1
Earnings per share (pence)
Basic earnings per share (continuing)	8	36.8
Diluted earnings per share (continuing)	8	36.6
Basic earnings per share (continuing and discontinued)	8	36.5
Diluted earnings per share (continuing and discontinued)	8	36.3

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Consolidated income statement
for the years ended 31 March continued

2019	Notes	Total £m
Continuing operations
Revenue	2(a),3	14,933
Provision for bad and doubtful debts	4	(181)
Other operating costs	4,5	(11,882)
Operating profit/(loss)	2(b)	2,870
Finance income	5,6	88
Finance costs	5,6	(1,157)
Share of post-tax results of joint ventures and associates	10	40
Profit/(loss) before tax	2(b),5	1,841
Tax	5,7	(339)
Profit/(loss) after tax from continuing operations	5	1,502
Profit/(loss) after tax from discontinued operations	10	12
Total profit/(loss) for the year (continuing and discontinued)		1,514
Attributable to:
Equity shareholders of the parent		1,511
Non-controlling interests from continuing operations		3
Earnings per share (pence)
Basic earnings per share (continuing)	8	44.3
Diluted earnings per share (continuing)	8	44.1
Basic earnings per share (continuing and discontinued)	8	44.6
Diluted earnings per share (continuing and discontinued)	8	44.4

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Consolidated statement of comprehensive income
for the years ended 31 March

		2021	2020	2019
	Notes	£m	£m	£m
Profit after tax from continuing operations		1,641	1,274	1,502
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement gains/(losses) on pension assets and post-retirement benefit obligations	25	1,408	(724)	68
Net gains/(losses) on equity instruments designated at fair value through other comprehensive income		46	(9)	—
Net (losses)/gains on financial liability designated at fair value through profit and loss attributable to changes in own credit risk		(11)	(3)	7
Net losses in respect of cash flow hedging of capital expenditure		(14)	(17)	(13)
Tax on items that will never be reclassified to profit or loss	7	(422)	212	(15)
Total items from continuing operations that will never be reclassified to profit or loss		1,007	(541)	47
Items from continuing operations that may be reclassified subsequently to profit or loss:
Exchange adjustments¹		(1,347)	561	361
Net gains/(losses) in respect of cash flow hedges		70	(128)	(40)
Net gains/(losses) in respect of cost of hedging		14	(78)	(66)
Net gains/(losses) on investment in debt instruments measured at fair value through other comprehensive income		80	(15)	2
Share of other comprehensive income/(losses) of associates, net of tax		1	(5)	1
Tax on items that may be reclassified subsequently to profit or loss	7	(8)	35	12
Total items from continuing operations that may be reclassified subsequently to profit or loss		(1,190)	370	270
Other comprehensive (loss)/income for the year, net of tax from continuing operations		(183)	(171)	317
Other comprehensive income for the year, net of tax from discontinued operations²	10	—	6	36
Other comprehensive (loss)/income for the year, net of tax		(183)	(165)	353
Total comprehensive income for the year from continuing operations		1,458	1,103	1,819
Total comprehensive (loss)/income for the year from discontinued operations	10	—	(3)	48
Total comprehensive income for the year		1,458	1,100	1,867
Attributable to:
Equity shareholders of the parent
From continuing operations		1,459	1,101	1,815
From discontinued operations		—	(3)	48
		1,459	1,098	1,863
Non-controlling interests
From continuing operations		(1)	2	4
1.    Comparative amounts have been revised as described in note 1F.
2.    The other comprehensive income from discontinued operations relates to the items of other comprehensive income of Cadent (investment through Quadgas HoldCo Limited). Refer to note 10 for details.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Consolidated statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves[1] £m	Total shareholders’ equity £m	Non- controlling interests £m	Total equity £m
At 31 March 2018 (as previously reported)	452	1,321	21,599	(4,540)	18,832	16	18,848
Prior year adjustment²	—	—	185	—	185	—	185
Impact of transition to IFRS 9 and IFRS 15	—	—	(268)	72	(196)	—	(196)
At 31 March 2018 (as restated)	452	1,321	21,516	(4,468)	18,821	16	18,837
Profit for the year	—	—	1,511	—	1,511	3	1,514
Other comprehensive income for the year	—	—	89	263	352	1	353
Total comprehensive income for the year	—	—	1,600	263	1,863	4	1,867
Equity dividends	—	—	(1,160)	—	(1,160)	—	(1,160)
Scrip dividend-related share issue³	6	(7)	—	—	(1)	—	(1)
Issue of treasury shares	—	—	18	—	18	—	18
Purchase of own shares	—	—	(2)	—	(2)	—	(2)
Share-based payments	—	—	27	—	27	—	27
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	(18)	(18)	—	(18)
At 1 April 2019	458	1,314	21,999	(4,223)	19,548	20	19,568
Profit for the year	—	—	1,264	—	1,264	1	1,265
Other comprehensive (loss)/income for the year	—	—	(509)	343	(166)	1	(165)
Total comprehensive income for the year	—	—	755	343	1,098	2	1,100
Equity dividends	—	—	(892)	—	(892)	—	(892)
Scrip dividend-related share issue³	12	(13)	—	—	(1)	—	(1)
Issue of treasury shares	—	—	17	—	17	—	17
Purchase of own shares	—	—	(6)	—	(6)	—	(6)
Share-based payments	—	—	19	—	19	—	19
Tax on share-based payments	—	—	3	—	3	—	3
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	(15)	(15)	—	(15)
At 1 April 2020	470	1,301	21,895	(3,895)	19,771	22	19,793
Profit for the year	—	—	1,640	—	1,640	1	1,641
Other comprehensive income/(loss) for the year	—	—	1,001	(1,182)	(181)	(2)	(183)
Total comprehensive income/(loss) for the year	—	—	2,641	(1,182)	1,459	(1)	1,458
Equity dividends	—	—	(1,413)	—	(1,413)	—	(1,413)
Scrip dividend-related share issue³	4	(5)	—	—	(1)	—	(1)
Issue of treasury shares	—	—	17	—	17	—	17
Purchase of own shares	—	—	(2)	—	(2)	—	(2)
Share-based payments	—	—	27	—	27	—	27
Tax on share-based payments	—	—	(2)	—	(2)	—	(2)
Cash flow hedges transferred to the statement of financial position, net of tax	—	—	—	(17)	(17)	—	(17)
At 31 March 2021	474	1,296	23,163	(5,094)	19,839	21	19,860
1.    For further details of other equity reserves, see note 28.
2.    Comparative amounts have been revised as described in note 1F.
3.    Included within the share premium account are costs associated with scrip dividends.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Consolidated statement of financial position
as at 31 March

		2021	2020	2019
	Notes	£m	£m	£m
Non-current assets
Goodwill¹	11	4,588	5,712	5,372
Other intangible assets	12	1,443	1,295	1,084
Property, plant and equipment¹	13	47,043	49,762	44,859
Other non-current assets	14	293	354	264
Pension assets	25	1,747	1,849	1,567
Financial and other investments	15	755	543	667
Investments in joint ventures and associates	16	867	995	608
Derivative financial assets	17	542	1,249	1,045
Total non-current assets		57,278	61,759	55,466
Current assets
Inventories and current intangible assets	18	439	549	370
Trade and other receivables	19	2,919	2,986	3,153
Current tax assets		67	102	126
Financial and other investments	15	2,342	1,998	1,981
Derivative financial assets	17	457	93	108
Cash and cash equivalents	20	157	73	252
Assets held for sale	10	3,557	—	1,956
Total current assets		9,938	5,801	7,946
Total assets		67,216	67,560	63,412
Current liabilities
Borrowings	21	(3,737)	(4,072)	(4,472)
Derivative financial liabilities	17	(145)	(380)	(350)
Trade and other payables	22	(3,517)	(3,602)	(3,769)
Contract liabilities	23	(66)	(76)	(61)
Current tax liabilities		(75)	(86)	(161)
Provisions	26	(260)	(348)	(316)
Liabilities held for sale	10	(1,568)	—	—
Total current liabilities		(9,368)	(8,564)	(9,129)
Non-current liabilities
Borrowings	21	(27,483)	(26,722)	(24,258)
Derivative financial liabilities	17	(754)	(954)	(833)
Other non-current liabilities	24	(843)	(891)	(808)
Contract liabilities	23	(1,094)	(1,082)	(933)
Deferred tax liabilities¹	7	(4,815)	(4,446)	(4,215)
Pensions and other post-retirement benefit obligations	25	(1,032)	(2,802)	(1,785)
Provisions	26	(1,967)	(2,306)	(1,883)
Total non-current liabilities		(37,988)	(39,203)	(34,715)
Total liabilities		(47,356)	(47,767)	(43,844)
Net assets		19,860	19,793	19,568
Equity
Share capital	27	474	470	458
Share premium account		1,296	1,301	1,314
Retained earnings¹		23,163	21,895	21,999
Other equity reserves¹	28	(5,094)	(3,895)	(4,223)
Total shareholders’ equity		19,839	19,771	19,548
Non-controlling interests		21	22	20
Total equity		19,860	19,793	19,568
1.    Comparative amounts have been revised as described in note 1F.
The consolidated financial statements set out on pages 129 to 216 were approved by the Board of Directors on 19 May 2021 and were signed on its behalf by:
Sir Peter Gershon Chairman
Andy Agg Chief Financial Officer
National Grid plc
Registered number: 4031152

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Consolidated cash flow statement
for the years ended 31 March

		2021	2020	2019
	Notes	£m	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	2,895	2,780	2,870
Adjustments for:
Other fair value movements		(22)	—	—
Depreciation, amortisation and impairment		1,672	1,640	1,725
Share-based payments		27	19	27
Changes in working capital		296	394	(36)
Changes in provisions		(195)	198	18
Changes in pensions and other post-retirement benefit obligations		(55)	(117)	(140)
Cash generated from operations – continuing operations		4,618	4,914	4,464
Tax paid		(157)	(199)	(75)
Net cash inflow from operating activities – continuing operations		4,461	4,715	4,389
Net cash used in operating activities – discontinued operations	10	—	(97)	(71)
Cash flows from investing activities
Acquisition of financial investments		(99)	(108)	(89)
Acquisition of National Grid Renewables (formerly Geronimo) and Emerald	38	(26)	(139)	—
Investments in joint ventures and associates		(81)	(82)	(143)
Loans to joint ventures and associates		—	—	(31)
Disposal of financial investments		66	63	18
Disposal of interests in Quadgas HoldCo Limited	10	—	1,965	—
Purchases of intangible assets		(426)	(317)	(306)
Purchases of property, plant and equipment		(4,362)	(4,583)	(3,635)
Disposals of property, plant and equipment		8	68	38
Dividends received from joint ventures and associates		80	75	68
Interest received		16	73	68
Net movements in short-term financial investments		(436)	7	822
Cash inflows on derivatives		225	58	17
Cash outflows on derivatives		(81)	(281)	(429)
Net cash flow used in investing activities – continuing operations		(5,116)	(3,201)	(3,602)
Net cash flow used in investing activities – discontinued operations	10	—	6	156
Cash flows from financing activities
Proceeds from issue of treasury shares		16	16	17
Purchase of own shares		(2)	(6)	(2)
Proceeds received from loans	29(c)	5,645	4,218	2,932
Repayment of loans	29(c)	(1,663)	(3,253)	(1,969)
Payments of lease liabilities	29(c)	(112)	(121)	(70)
Net movements in short-term borrowings	29(c)	(759)	(424)	179
Cash inflows on derivatives	29(c)	58	62	221
Cash outflows on derivatives	29(c)	(185)	(249)	(186)
Interest paid	29(c)	(835)	(957)	(914)
Dividends paid to shareholders		(1,413)	(892)	(1,160)
Net cash flow from/(used in) financing activities – continuing operations		750	(1,606)	(952)
Net increase/(decrease) in cash and cash equivalents	29(b)	95	(183)	(80)
Reclassification to held for sale	10,29(b)	(4)	—	—
Exchange movements		(7)	4	3
Cash and cash equivalents at start of year		73	252	329
Cash and cash equivalents at end of year	20	157	73	252

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
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
These consolidated financial statements were approved for issue by the Board on 19 May 2021.
These consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations as issued by the IASB and IFRS as adopted by the EU. They are prepared on the basis of all IFRS accounting standards and interpretations that are mandatory for periods ended 31 March 2021 and in accordance with the Companies Act 2006 applicable to companies reporting under IFRS adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union. The comparative financial information has also been prepared on this basis.
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
A. Going concern
As part of the Directors’ consideration of the appropriateness of adopting the going concern basis of accounting in preparing these financial statements, the Directors have considered both the impact of COVID-19 on the Group’s operations alongside the impact of the acquisition of PPL WPD Investments Limited (WPD) (see note 38) and subsequent disposal of The Narragansett Electric Company (NECO) (see note 10) and the expected planned disposal of a majority stake of National Grid Gas plc. The Directors have assessed the principal risks discussed on pages 24 – 27, including by modelling both a base case and a reasonable worst case scenario.
Reasonable worst-case: The reasonable worst-case scenario covers the materially adverse cash flow impact associated with a further year of COVID-19 disruption across both the UK and US, with a subsequent phased return to normal operations, increased cash outflows from higher costs (e.g. storms), while still delivering our planned capital investment programme for the year ended 31 March 2022. The continuing economic impact of COVID-19 and the consequential impact on cash collections and capital programmes is the key judgement applied in the analysis. The main cash flow impacts identified in the reasonable worst-case scenario are:
•a significant reduction in cash collections driven by lower customer demand and increased bad debt in our US businesses;
•additional working capital required to fund payment term extensions and charge deferrals in the UK electricity market, intended to help customers and end-user consumers; and
•further increases in other costs such as cleaning, safety equipment and IT; offset by a continued reduction in discretionary spend across all areas (e.g. recruitment, travel and consultancy spend).

Impact of WPD acquisition: The cash flows associated with WPD have been based on historic actuals alongside information obtained as part of the financial due diligence process and associated discussions with WPD management. The Directors noted the impact of the transaction on the Group’s financing position as below:
•a new bridge facility of £8.25 billion to finance the acquisition, with the first repayment of the bridge expected to be from the proceeds of the announced planned business disposals in 2022; and
•c.£1.1 billion of committed facilities to fund WPD working capital.
As part of their analysis, the Board also considered the following potential levers at their discretion to improve the position identified by the analysis if the debt capital markets are not accessible:
•the payment of dividends to shareholders;
•significant changes in the phasing of the Group’s capital programme with elements of non-essential works and programmes delayed; and
•a number of further reductions in operating expenditure across the Group primarily related to workforce cost reductions in both the UK and the US.
Having considered the reasonable worst-case scenario, the impact of the acquisition of WPD (and any penalties if the transaction did not proceed), the timing of the NECO and National Grid Gas plc transactions, and the further levers at the Board’s discretion, the Group continues to have headroom against the Group’s committed facilities identified in note 33 to the financial statements.
In addition to the above, the ability to raise new financing was separately included in the analysis, and the Directors noted the c.£5.6 billion debt issuances completed in the period from 1 April 2020 to 31 March 2021 (disclosed in note 21 to the financial statements) as evidence of the Group’s ability to continue to have access to the debt capital markets if needed. Other factors considered by the Board as part of their Going Concern assessment included the final determinations of the UK RIIO-2 price controls process, the Group’s various ongoing rate case determinations in the US alongside inherent uncertainties in cash flow forecasts (such as the impact of storms in our US business).
Based on the above, the Directors have concluded the Group is well placed to manage its financing and other business risks satisfactorily and have a reasonable expectation that the Group will have adequate resources to continue in operation for at least 12 months from the signing date of these consolidated financial statements. They therefore consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
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
D. Disposal of The Narragansett Electric Company
As described further in note 10, on 17 March 2021, the Group signed an agreement to sell 100% of the share capital of a wholly owned subsidiary, The Narragansett Electric Company (NECO). The sale is expected to complete in early 2022 once all regulatory approvals are obtained.
As the sale is considered highly probable and is expected to complete within a year, the associated assets and liabilities have been presented as held for sale in the consolidated statement of financial position. However, the transaction has not met the criteria for classification as a discontinued operation and therefore its results for the period are not separately disclosed on the face of the income statement.
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
Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are as follows:
•the judgement that notwithstanding legislation enacted and targets committing the UK, New York State and Massachusetts to achieving net zero greenhouse gas emissions by 2050, these do not trigger a reassessment of the remaining useful economic lives of our gas network assets (see estimate below and note 13); and
•following the legal separation of the Electricity System Operator on 1 April 2019, we concluded that the Electricity System Operator acts as an agent in respect of certain Transmission Network Use of Service revenues, principally those collected on behalf of the Scottish and Offshore transmission operators, as detailed in note 3.
Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:
•the valuation of liabilities for pensions and other post-retirement benefits (see note 25); and
•the cash flows applied in determining the environmental provisions, in particular relating to three US Superfund sites (see note 26).
In light of the current ongoing impact of the COVID-19 pandemic, valuations of certain assets and liabilities are necessarily more subjective. The main impact at 31 March 2021 is the consideration of the recoverability of customer receivables, particularly in relation to US retail customers, in light of the suspension of debt collection activities and customer termination activities (see note 19), which is an area of estimation uncertainty impacting the Group’s position as at 31 March 2021.
In addition, we also highlight the estimates made regarding the useful economic lives of our gas network assets due to the length over which they are being depreciated, the potential for new and evolving technologies over that period, and the range of potential pathways for meeting net zero targets (see note 13 for details and sensitivity analysis).
In order to illustrate the impact that changes in assumptions for the valuation of pension assets and liabilities and cash flows for environmental provisions could have on our results and financial position, we have included sensitivity analyses in note 35. Information on what we believe a reasonably possible range of outcomes to be on the recoverability of customer receivables are included in note 19.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

1. Basis of preparation and recent accounting developments continued
F. Comparative period revisions
During the year, we have revised the comparative balances primarily to reflect adjustments between property, plant and equipment and goodwill related to the accounting performed for acquisitions made by our US business between 2000 and 2007. The adjustments related to the treatment of certain regulatory liabilities recognised under US GAAP on the acquisition balance sheets under UK GAAP and IFRS. This resulted in an overstatement of goodwill and an understatement of property, plant and equipment. The adjustments had a resulting impact on the deferred tax balances that were recognised at the time of the acquisitions and therefore, these have also been updated for all periods presented, also taking into account any subsequent changes in tax rates. The translation reserve on consolidation of these subsidiaries was also updated.
There have been no income statement impacts (and therefore no impact on the previously reported earnings per share) for any of the periods presented. Opening retained earnings have increased to correct the income statement impact of amortising the overstated goodwill from the period after acquisition until the adoption of IFRS in 2005 and for the impact on deferred tax of the tax rate changes noted above. Any foreign exchange impacts are recorded within the translation reserve within other equity reserves.
Below we set out the impacted line items and the adjustments to our opening statement of financial position as at 1 April 2018. In addition, we set out the adjustments to previously presented balances as at 31 March 2019 and 31 March 2020 (with the only movement each period being as a result of foreign exchange movements):

	1 April 2018	31 March 2019	31 March 2020
	£m	£m	£m
Goodwill	(460)	(497)	(521)
Property, plant and equipment	877	946	992
Deferred tax liability	232	250	262
Retained earnings	185	185	185
Translation reserve	—	14	24

G. Accounting policy choices
IFRS provides certain options available within accounting standards. Choices we have made, and continue to make, include the following:
•Presentational formats: we use the nature of expense method for our income statement and aggregate our statement of financial position to net assets and total equity.
•Financial instruments: we normally opt to apply hedge accounting in most circumstances where this is permitted (see note 32(e)).

H. New IFRS accounting standards and interpretations effective for the year ended 31 March 2021
The UK’s Financial Conduct Authority announced that the London Inter-bank Offered Rate (LIBOR) will cease to exist by the end of 2021, and will be replaced by alternative reference rates. In September 2019, the IASB amended IFRS 9 and IFRS 7 by issuing Phase I of Interest Rate Benchmark Reform, which modified certain hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments were amended as a result of the change in the reference rate. The amendments were endorsed in January 2020 for adoption in the EU. The Group early-adopted these changes to IFRS 9 and IFRS 7 with effect from 1 April 2019. Phase II was issued in August 2020 and endorsed in January 2021 for adoption in the EU, resulting in amendments to IFRS 9, IFRS 7 and IFRS 16. The Group has early-adopted these amendments with effect from 1 April 2020 as they enable the Company and its subsidiaries to reflect the effects of transitioning from LIBOR to alternative benchmark interest rates without giving rise to accounting impacts that would not provide useful information to users of the financial statements. There were no transition adjustments on adoption of either phase and the Group has not restated the prior period, but instead has applied the amendments prospectively. Refer to note 32(d) for further details on the contracts to be transitioned to the new alternative benchmark interest rate and for details of our migration project.
The Group has also adopted the following amendments to standards, which have had no material impact on the Group’s results or financial statement disclosure:
•amendments to IFRS 16 ‘Leases – COVID-19 Related Rent Concessions’;
•amendments to IFRS 3 ‘Business Combinations’;
•amendments to IAS 1 and IAS 8 ‘Definition of Material’; and
•amendments to the References to the Conceptual Framework.
I. New IFRS accounting standards and interpretations not yet adopted
The following new accounting standards and amendments to existing standards have been issued but are not yet effective:
•IFRS 17 ‘Insurance Contracts’;
•amendments to IFRS 3 ‘Business Combinations’;
•amendments to IAS 16 ‘Property, Plant and Equipment’;
•amendments to IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’;
•amendments to IAS 1 ‘Presentation of Financial Statements’;
•amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’; and
•annual improvements to IFRS standards 2018-2020.
The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact. The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
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
National Grid Ventures (NGV) is our only other operating segment. It does not currently meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results are not required to be separately presented. Instead, NGV’s results are reported alongside the results of all other operating businesses on an aggregated basis as ‘NGV and Other’, with certain additional disclosure included in footnotes.
NGV represents our key strategic growth area outside our regulated core business in competitive markets across the US and the UK. The business comprises all commercial operations in metering, LNG at the Isle of Grain in the UK, electricity interconnectors and our investments in National Grid Renewables (formerly Geronimo) and Emerald Energy Venture LLC (Emerald).
Other activities that do not form part of any of the segments in the above table or NGV primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group’s investments in technology and innovation companies through National Grid Partners.
The segmental information is presented in relation to continuing operations only.
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

	2021			2020			2019
	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m
Operating segments – continuing operations:
UK Electricity Transmission	3,992	(10)	3,982	3,702	(8)	3,694	3,351	(20)	3,331
UK Gas Transmission	904	(16)	888	927	(16)	911	896	(12)	884
US Regulated	9,195	—	9,195	9,205	—	9,205	9,846	—	9,846
NGV and Other¹	715	(1)	714	736	(6)	730	876	(4)	872
Total revenue from continuing operations	14,806	(27)	14,779	14,570	(30)	14,540	14,969	(36)	14,933

Split by geographical areas – continuing operations:
UK			5,482			5,282			5,045
US			9,297			9,258			9,888
			14,779			14,540			14,933
1.    Included within NGV and Other is £636 million (2020: £608 million; 2019: £597 million) of revenue relating to NGV.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

2. Segmental analysis continued
(b) Operating profit
A reconciliation of the operating segments’ measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 5.

	Before exceptional items and remeasurements			After exceptional items and remeasurements
	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m
Operating segments – continuing operations:
UK Electricity Transmission	1,034	1,320	1,015	1,027	1,316	778
UK Gas Transmission	342	348	303	337	347	267
US Regulated	1,313	1,397	1,724	1,344	880	1,425
NGV and Other[1]	237	242	400	187	237	400
Total operating profit from continuing operations	2,926	3,307	3,442	2,895	2,780	2,870

Split by geographical area – continuing operations:
UK	1,612	1,925	1,695	1,550	1,915	1,422
US	1,314	1,382	1,747	1,345	865	1,448
	2,926	3,307	3,442	2,895	2,780	2,870
Below we reconcile total operating profit from continuing operations to profit before tax from continuing operations. Total operating exceptional items and remeasurements of £31 million charge (2020: £527 million charge; 2019: £572 million charge) are detailed in note 5. This is comprised of a £7 million charge (2020: £4 million charge; 2019: £237 million charge) attributable to UK Electricity Transmission; £5 million charge (2020: £1 million charge; 2019: £36 million charge) to UK Gas Transmission; £31 million gain (2020: £517 million charge; 2019: £299 million charge) to US Regulated; and £50 million charge (2020: £5 million charge; 2019: £nil) to NGV and Other.

Reconciliation to profit before tax:
Operating profit from continuing operations	2,926	3,307	3,442	2,895	2,780	2,870
Finance income	35	70	73	58	54	88
Finance costs	(977)	(1,119)	(1,066)	(928)	(1,167)	(1,157)
Share of post-tax results of joint ventures and associates	66	88	40	58	87	40
Profit before tax from continuing operations	2,050	2,346	2,489	2,083	1,754	1,841
1.    Included within NGV and Other is £298 million (2020: £269 million; 2019: £263 million) of operating profit before exceptional items and remeasurements and £296 million of operating profit after exceptional items and remeasurements (2020: £268 million; 2019: £263 million), relating to NGV.

(c) Capital expenditure
Capital expenditure represents additions to property, plant and equipment and non-current intangibles but excludes additional investments in and loans to joint ventures and associates.

	Net book value of property, plant and equipment and other intangible assets			Capital expenditure			Depreciation, amortisation and impairment
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating segments:
UK Electricity Transmission	14,379	13,788	13,288	1,072	1,043	925	(507)	(469)	(628)
UK Gas Transmission	4,531	4,513	4,412	176	249	308	(165)	(171)	(181)
US Regulated[1,2]	27,128	30,615	25,488	3,223	3,228	2,650	(888)	(855)	(700)
NGV and Other[2,3]	2,448	2,141	2,755	460	559	438	(112)	(145)	(226)
Total from continuing operations[2]	48,486	51,057	45,943	4,931	5,079	4,321	(1,672)	(1,640)	(1,735)

Split by geographical area – continuing operations:
UK	21,352	20,427	19,343	1,708	1,847	1,584	(783)	(784)	(931)
US2	27,134	30,630	26,600	3,223	3,232	2,737	(889)	(856)	(804)
Total from continuing operations[2]	48,486	51,057	45,943	4,931	5,079	4,321	(1,672)	(1,640)	(1,735)
Asset type:
Property, plant and equipment[2]	47,043	49,762	44,859	4,510	4,727	4,015	(1,476)	(1,464)	(1,560)
Non-current intangible assets	1,443	1,295	1,084	421	352	306	(196)	(176)	(175)
Total from continuing operations[2]	48,486	51,057	45,943	4,931	5,079	4,321	(1,672)	(1,640)	(1,735)
1.    In 2020, we transferred certain software assets and properties which are held outside the US rate base and operate for the benefit of our US Regulated businesses, that were previously included within the NGV and Other segment, to the US Regulated segment. These assets were included within NGV and Other in 2019, and had a net book value of £1,062 million, capital expenditure of £87 million and depreciation, amortisation and impairment of £102 million.
2.    Comparative amounts have been revised as described in note 1F.
3.    Included within NGV and Other are assets with a net book value of £2,396 million (2020: £2,080 million; 2019: £1,635 million), capital expenditure of £431 million (2020: £550 million; 2019: £317 million) and depreciation, amortisation and impairment of £92 million (2020: £124 million; 2019: £114 million) relating to NGV.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
3. Revenue

Revenue arises in the course of ordinary activities and principally comprises:
•transmission services;
•distribution services; and
•generation services.
Transmission services, distribution services and certain other services (excluding rental income but including metering) fall within the scope of IFRS 15 ‘Revenue from Contracts with Customers’, whereas generation services (which solely relate to the contract with the Long Island Power Authority (LIPA) in the US) are accounted for under IFRS 16 ‘Leases’ as rental income, also presented within revenue. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties and value added tax. The Group recognises revenue when it transfers control over a product or service to a customer.

Below, we include a description of principal activities, by reportable segment, from which the Group generates its revenue. For more detailed information about our segments, see note 2.
(a) UK Electricity Transmission
The UK Electricity Transmission segment principally generates revenue by providing electricity transmission services (both as transmission owner in England and Wales and independent system operator in Great Britain). Our business operates as a monopoly regulated by Ofgem, which has established price control mechanisms that set the amount of annual allowed returns our business can earn (along with the Scottish and Offshore transmission operators amongst others). The IFRS revenues we record are principally a function of volumes and price. Price is determined prior to our financial year-end with reference to the regulated allowed returns and estimated annual volumes. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. As part of our regulatory agreements we are entitled to recover certain costs directly from customers (pass-through costs). These amounts are included in the overall calculation of allowed revenue as stipulated by regulatory agreements.
The System Operator earns revenue for balancing supply and demand of electricity on the transmission system, where it acts as principal. Revenue is recognised as the service is provided. The System Operator also collects revenues on behalf of transmission operators, principally National Grid Electricity Transmission plc and the Scottish and Offshore transmission operators, from users who connect to or use the transmission system. In this context, there is a judgement about whether the System Operator acts as a principal or agent in respect of the transmission network revenues collected on behalf of the Scottish and Offshore transmission operators (as set out in note 1). These amounts are paid to the transmission operators before the System Operator has collected payment from the users (electricity suppliers) and therefore the System Operator does hold some exposure to credit losses with electricity suppliers. However, the System Operator must set the charges paid by electricity suppliers by reference to the price control mechanism described above. That mechanism does not grant the System Operator with discretion to deviate from that mechanism. In addition, the transmission operators own and maintain the electricity network and receive direct feedback from electricity suppliers on the quality of the network they provide. As a result, we have concluded that the System Operator acts as an agent in respect of these transmission revenues and therefore records the attributable revenue net of operating costs.
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
For construction work relating to connections, customers can either pay over the useful life of the connection or upfront. Revenue is recognised over time, as we provide access to our network, and where the customer pays upfront, revenues are deferred as a contract liability and released over the life of the asset.
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
For construction work relating to connections, customers pay for the connection upfront. Revenue is recognised over time, as we provide access to our network. As revenues are received upfront, they are deferred as a contract liability and released over the life of the connection.
For other construction where there is no consideration for any future services (such as diversions), revenues are recognised when the construction work is completed.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

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
Distribution services
Provision of gas and electricity distribution services in New York and New England. This comprises the following principal services:
•    Gas and electricity distribution: revenue is recognised based on usage by customers (over time) and billed monthly. Payment terms are 30 days; and
•    Connections: revenue is recognised over time, as we provide access to our network. Where payments are made upfront, they are deferred as contract liabilities or customer contributions (where they relate to government entities) and released over the life of the connection.
Transmission services
Provision of electricity transmission services to customers and operation of electricity transmission facilities. Our principal services are:
•    Electricity transmission: revenue is recognised based on usage by customers (over time) and billed monthly. Payment terms are 30 days; and
•    Connections: revenue is recognised over time, as we provide access to our network. Where payments are made upfront, they are deferred as contract liabilities or customer contributions (where they relate to government entities) and released over the life of the connection.
Electricity generation
Provision of energy services and supply capacity to produce energy for the use of customers of the Long Island Power Authority (LIPA) through a power supply agreement where LIPA receives all of the energy and capacity from the asset until at least 2025. The arrangement is treated as an operating lease within the scope of the leasing standard, where we act as lessor with rental income being recorded as other income, which forms part of total revenue. Lease payments (capacity payments) are recognised on a straight-line basis and variable lease payments are recognised as the energy is generated.
(d) NGV and Other
NGV and Other generates revenue from electricity interconnectors, LNG at the Isle of Grain, National Grid Renewables, metering, our UK commercial property business, rental income and insurance.
The Group recognises revenue from transmission services through interconnectors and LNG at the Isle of Grain by means of customers’ use of capacity and volumes. Revenue is recognised over time and is billed monthly. Payment terms are up to 30 days.
Other revenue in the scope of IFRS 15 principally includes revenues from our UK metering business and sales of renewables projects from National Grid Renewables to Emerald (see note 38). Revenue is recognised as it is earned. In the case of the UK metering business, revenue is billed monthly and payment terms are up to 30 days.
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

Revenue for the year ended 31 March 2021	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15
Transmission	1,814	603	403	316	3,136
Distribution	—	—	8,317	—	8,317
System Operator	2,076	240	—	—	2,316
Other	67	12	15	302	396
Total IFRS 15 revenue	3,957	855	8,735	618	14,165
Other revenue
Generation	—	—	376	—	376
Other	25	33	84	96	238
Total other revenue	25	33	460	96	614
Total revenue from continuing operations	3,982	888	9,195	714	14,779

Geographical split for the year ended 31 March 2021	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15
UK	3,957	855	—	553	5,365
US	—	—	8,735	65	8,800
Total IFRS 15 revenue	3,957	855	8,735	618	14,165
Other revenue
UK	25	33	—	59	117
US	—	—	460	37	497
Total other revenue	25	33	460	96	614
Total revenue from continuing operations	3,982	888	9,195	714	14,779

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
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

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

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

Contract liabilities (see note 23) represent revenue to be recognised in future periods relating to contributions in aid of construction of £1,160 million (2020: £1,158 million; 2019: £994 million). Revenue is recognised over the life of the asset. The asset lives for connections in UK Electricity Transmission, UK Gas Transmission, NGV and US Regulated are 40 years, 36 years, 15 years and up to 51 years respectively. The weighted average amortisation period is 19 years.
Future revenues in relation to unfulfilled performance obligations not yet received in cash amount to £4.8 billion (2020: £3.1 billion; 2019: £3.5 billion). £1.6 billion (2020: £1.5 billion; 2019: £1.6 billion) relates to connection contracts in UK Electricity Transmission which will be recognised as revenue over 26 years and £3.0 billion (2020: £1.5 billion; 2019: £1.8 billion) relates to revenues to be earned under Grain LNG contracts until 2045. The remaining amount will be recognised as revenue over 9 years.
The amount of revenue recognised for the year ended 31 March 2021 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to the changes in the estimate of the stage of completion, is £nil (2020: £nil; 2019: £nil).

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
4. Operating costs

Below we have presented separately certain items included in our operating costs from continuing operations. These include a breakdown of payroll costs (including disclosure of amounts paid to key management personnel) and fees paid to our auditors.

	2021	2020	2019
	£m	£m	£m
Depreciation, amortisation and impairment	1,672	1,640	1,735
Payroll costs	1,770	1,684	1,852
Purchases of electricity	1,130	1,403	1,454
Purchases of gas	1,250	1,316	1,642
Property and other taxes	1,193	1,191	1,108
Balancing Services Incentive Scheme	1,875	1,317	1,196
Other	2,668	2,975	2,895
Other operating costs	11,558	11,526	11,882
Provision for bad and doubtful debts	326	234	181
Total operating costs	11,884	11,760	12,063
Operating costs include:
Inventory consumed	316	328	415
Research and development expenditure	17	14	19
(a) Payroll costs

	2021	2020	2019
	£m	£m	£m
Wages and salaries¹	2,282	2,188	2,084
Social security costs	172	168	156
Defined contribution scheme costs	77	75	72
Defined benefit pension costs	136	135	232
Share-based payments	27	19	27
Severance costs (excluding pension costs)	11	1	76
	2,705	2,586	2,647
Less: payroll costs capitalised	(935)	(902)	(795)
Total payroll costs	1,770	1,684	1,852
1.    Included within wages and salaries are US other post-retirement benefit costs of £43 million (2020: £45 million; 2019: £48 million). For further information refer to note 25.
(b) Number of employees

	31 March 2021	Monthly average 2021	31 March 2020	Monthly average 2020	31 March 2019	Monthly average 2019
UK	6,657	6,517	6,321	6,151	5,962	6,227
US	17,026	16,821	16,748	16,679	16,614	16,669
Total number of employees	23,683	23,338	23,069	22,830	22,576	22,896

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

4. Operating costs continued
(c) Key management compensation

	2021	2020	2019
	£m	£m	£m
Short-term employee benefits	7	7	7
Compensation for loss of office	—	1	—
Post-employment benefits	1	1	1
Share-based payments	4	3	3
Total key management compensation	12	12	11
Key management compensation relates to the Board, including the Executive Directors and Non-executive Directors for the years presented.
(d) Auditors’ remuneration
Auditors’ remuneration is presented below in accordance with the requirements of the Companies Act 2006 and the principal accountant fees and services disclosure requirements of Item 16C of Form 20-F:

	2021	2020	2019
	£m	£m	£m
Audit fees payable to the Parent Company’s auditors and their associates in respect of:
Audit of the Parent Company’s individual and consolidated financial statements¹	2.5	1.9	1.6
The auditing of accounts of any associate of the Company²	8.1	8.7	8.5
Other services supplied³	6.4	6.3	5.2
	17.0	16.9	15.3
Total other services[4]
All other fees:
Other assurance services[5]	0.8	0.6	1.1
Other non-audit services not covered above[6]	2.0	0.5	2.2
	2.8	1.1	3.3
Total auditors’ remuneration	19.8	18.0	18.6
1.    Audit fees in each year represent fees for the audit of the Company’s financial statements and regulatory reporting for the years ended 31 March 2021, 2020 and 2019.
2.    The 2019 comparative was updated in 2020 following finalisation of the 2019 audit fee with the Audit Committee in 2020.
3.    Other services supplied represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the auditors. In particular, this includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley), audit reports on regulatory returns and the review of interim financial statements for the six-month periods ended 30 September 2020, 2019 and 2018 respectively.
4.    There were no tax compliance or tax advisory fees and no audit related fees as described in Item 16C(b) of Form 20-F.
5.    In all years, principally relates to assurance services provided in relation to comfort letters for debt issuances and, in 2021, also includes amounts related to capacity market auction monitoring services.
6.    For 2021, includes the class 1 Circular in respect of the acquisition of WPD announced on 18 March 2021. In 2020, other assurance services include auction monitor work on Contracts for Difference, a review of controls over our data on New York customers and IT project assurance. In 2019, non-audit services primarily related to the UK Commercial Property business in respect of the evaluation of possible options for the use of property assets.

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

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
5. Exceptional items and remeasurements

To monitor our segmental performance, we use a profit measure that excludes certain income and expenses. We call that measure ‘adjusted profit’. Adjusted profit (which excludes exceptional items and remeasurements as defined below) is used by management to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. We exclude items from adjusted profit because, if included, these items could distort understanding of our performance for the year and the comparability between periods. This note analyses these items, which are included in our results for the year but are excluded from adjusted profit.

Exceptional items and remeasurements from continuing operations

	2021	2020	2019
	£m	£m	£m
Included within operating profit
Exceptional items:
Changes in environmental provisions	14	(402)	—
New operating model implementation costs	(55)	—	—
Transaction costs	(24)	—	—
Cost efficiency and restructuring programmes	—	—	(204)
Massachusetts Gas labour dispute	—	—	(283)
Impairment of nuclear connection development costs	—	—	(137)
	(65)	(402)	(624)
Remeasurements – commodity contract derivatives	34	(125)	52
	(31)	(527)	(572)

As disclosed in note 8, the Group also presents an adjusted earnings per share measure that is calculated before exceptional items and remeasurements. This measure is presented after tax and therefore details of tax exceptional items and the tax effect of exceptional items and remeasurements are also provided in this note.

	2021	2020	2019
	£m	£m	£m
Included within finance income and costs
Remeasurements:
Net (losses)/gains on financing derivatives	(41)	1	(40)
Net gains/(losses) on financial assets at fair value through profit and loss	23	(16)	15
Net gains/(losses) on financial liabilities at fair value through profit and loss	90	(49)	(51)
	72	(64)	(76)
Included within share of post-tax results of joint ventures and associates
Remeasurements:
Remeasurements – net losses on financial instruments	(8)	(1)	—
Total included within profit before tax	33	(592)	(648)
Included within tax
Exceptional items – movements arising on items not included in profit before tax:
Deferred tax charge arising on the reversal of the reduction in UK corporation tax rate	—	(192)	—
Tax on exceptional items	8	103	144
Tax on remeasurements	(34)	42	5
	(26)	(47)	149
Total exceptional items and remeasurements after tax	7	(639)	(499)
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	(57)	(491)	(480)
Remeasurements after tax	64	(148)	(19)
Total exceptional items and remeasurements after tax	7	(639)	(499)

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

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
2021
We have considered certain costs incurred in the period against our Exceptional Items Framework, and concluded £55 million of costs associated with the implementation of our new operating model, the £14 million release of environmental provisions for which the original provision was treated as exceptional and the £24 million of transaction costs associated with the acquisition of Western Power Distribution (WPD) and the sale of NECO should be treated as exceptional items in the current year.
New operating model implementation costs: The Group incurred £55 million of costs in relation to the design and implementation of our new operating model that is built on a foundation of six business units as described further in the Strategic Review. The costs recognised in the year ended 31 March 2021 primarily relate to professional fees incurred in designing the new operating model, alongside the redundancy provisions accrued in relation to those employees where announcements have been made that they will be leaving the organisation as a result of the changes. Whilst the costs incurred this year do not meet the quantitative threshold to be classified as exceptional on a standalone basis, we have concluded that the costs should be classified as exceptional in line with our exceptional items policy, in order to ensure that the costs are treated in a consistent manner with similar costs incurred previously. The total cash outflow for the year was £33 million.
Transaction costs: £24 million of transaction costs were incurred to date in relation to the acquisition of WPD (see note 38) and the sale of NECO (see note 10). The costs relate to legal fees, bankers' fees and professional fees. Whilst the costs incurred in the current year in isolation are not sufficiently material to warrant classification as an exceptional item, we are expecting further costs to be incurred next year, for example, in regards to success fees on completion of the acquisition. When taken in aggregate, the costs incurred over both years will be sufficiently material to be classified as exceptional in line with our policy. The total cash outflow for the year was £14 million.
Changes in environmental provision: In the US, the most significant component of our £1.5 billion environmental provision relates to several Superfund sites, and arose from former manufacturing gas plant facilities, formerly owned or operated by the Group or its predecessor companies. The sites are subject to both State and Federal law in the US. Under Federal and State Superfund laws, potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. The provisions and the Group’s share of estimated costs are re-evaluated at each reporting period.
We have recognised an exceptional gain of £14 million relating to the release of environmental provisions relating to one of our US Superfund sites, for which the original provision was treated as an exceptional item. The reduction in the provision arose as a result of the re-evaluation of the Group’s share of estimated costs following the finalisation of discussions on the scope of certain remediation work with government authorities. The release has been recorded as an exceptional item in line with the treatment of the original provision.
2020
We concluded that the increase in costs associated with the changes in our environmental provisions (£402 million) and the additional deferred tax charge reflecting the impact of the remeasurement of the Group’s deferred tax liabilities as a result of a change in the substantively enacted UK corporation tax rate (£192 million) meet the criteria to be classified as exceptional.
A further £10 million of COVID-19 related costs incurred in the year ended 31 March 2020 were similarly not classified as exceptional in view of the quantum involved and all costs associated with the settlement reached with the State of New York in respect of the Downstate New York Gas Moratorium were also treated as part of adjusted profit.
Changes in environmental provisions: As a result of notices issued by governmental authorities and newly developed cost estimates prepared by third-party engineers in relation to our US Superfund sites, we re-evaluated our estimates of total costs and cost sharing allocations borne by the Company, and accordingly increased our provision by £326 million. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers, but under IFRS no asset can be recognised for this recovery.
Also included in the total environmental charge was the £76 million impact of the change in the real discount rate applied to the environmental provisions across the Group, of which £66 million related to the US and £10 million to the UK. Given the substantial and sustained change in gilts and corporate bond yields, we concluded it was appropriate to reduce the real discount rate from 1% to 0.5%. The weighted average remaining duration of our cash flows is now around 10 years.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
5. Exceptional items and remeasurements continued
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
Remeasurements
Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain of our financial assets and liabilities accounted for at fair value through profit and loss (FVTPL). Once the fair value movements are realised (for example, when the derivative matures), the previously recognised fair value movements are then reversed through remeasurements and recognised within earnings before exceptional items and remeasurements. These assets and liabilities include commodity contract derivatives and financing derivatives to the extent that hedge accounting is not available or is not fully effective.
The unrealised gains or losses reported in profit and loss on certain additional assets and liabilities treated at FVTPL are also classified within remeasurements. These relate to financial assets (which fail the ‘solely payments of principal and interest test’ under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and certain financial liabilities which we elected to designate at FVTPL. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.
We report unrealised gains or losses relating to certain discrete classes of financial assets accounted for at FVTPL within adjusted profit. These comprise our portfolio of investments made by National Grid Partners, our investment in Sunrun Neptune 2016 LLC and the contingent consideration arising on the acquisition of National Grid Renewables (all within NGV and Other). The performance of these assets (including changes in fair value) are included in our assessment of adjusted profit for the relevant business units.
Remeasurements excluded from adjusted profit are made up of the following categories:
i.Net gains/(losses) on commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred;
ii.Net gains/(losses) on financing derivatives comprise gains and losses arising on derivative financial instruments used for the risk management of interest rate and foreign exchange exposures. These exclude gains and losses for which hedge accounting has been effective, and have been recognised directly in the consolidated statement of other comprehensive income or are offset by adjustments to the carrying value of debt (see notes 17 and 32);
iii.Net gains/(losses) on financial assets measured at FVTPL comprise gains and losses on the investment funds held by our insurance captives which are categorised as FVTPL (see note 15);
iv.Net gains/(losses) on financial liabilities measured at FVTPL comprise the change in the fair value (excluding changes due to own credit risk) of a financial liability that was designated at FVTPL on transition to IFRS 9 to reduce a measurement mismatch (see note 21); and
v.Unrealised net gains/(losses) on derivatives and other financial instruments within our joint ventures and associates.
Items included within tax
2020
The Finance Act 2016, which was enacted on 15 September 2016, reduced the main UK corporation tax rate to 17% with effect from 1 April 2020. Deferred tax balances were calculated at this rate for the years ended 31 March 2017 to 2019. On 17 March 2020, the UK Government utilised the Provisional Collection of Taxes Act 1968 to substantively enact a reversal of the reduction in the main UK corporation tax rate to 17% with effect from 1 April 2020, resulting in the rate remaining at 19%. Deferred taxes at 31 March 2020 were measured using enacted tax rates and reflected in these financial statements, resulting in a £192 million deferred tax charge, principally due to the remeasurement of deferred tax liabilities. The treatment of this charge as exceptional was consistent with the treatment for the year ended 31 March 2017 when the original reduction in the tax rate was substantively enacted, resulting in the recognition of an exceptional tax credit of £94 million.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

6. Finance income and costs

This note details the interest income generated by our financial assets and interest expense incurred on our financial liabilities, primarily our financing portfolio (including our financing derivatives). It also includes the net interest on our pensions and other post-retirement assets. In reporting adjusted profit, we adjust net financing costs to exclude any net gains or losses on financial instruments included in remeasurements (see note 5).

Finance income and costs remeasurements include unrealised gains and losses on certain assets and liabilities now treated at FVTPL. The interest income, dividends and interest expense on these items are included in finance income and finance costs before remeasurements, respectively.

		2021	2020	2019
	Notes	£m	£m	£m
Finance income
Interest income on financial instruments:
Bank deposits and other financial assets		33	48	54
Dividends received on equities held at fair value through other comprehensive income (FVOCI)		2	2	2
Other income		—	20	17
		35	70	73
Finance costs
Net interest on pensions and other post-retirement benefit obligations	25	(38)	(23)	(22)
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts		(72)	(73)	(72)
Other borrowings¹		(854)	(997)	(970)
Interest expense on financial liabilities held at fair value through profit and loss (FVTPL)		(20)	(22)	(20)
Interest on derivatives		7	(39)	(43)
Unwinding of discount on provisions	26	(78)	(77)	(74)
Other interest		(53)	(10)	—
Less: interest capitalised²		131	122	135
		(977)	(1,119)	(1,066)
Remeasurements – Finance income
Net gains/(losses) on FVTPL financial assets		23	(16)	15
		23	(16)	15
Remeasurements – Finance costs
Net gains/(losses) on FVTPL financial liabilities		90	(49)	(51)
Net gains/(losses) on financing derivatives³:
Derivatives designated as hedges for hedge accounting		44	(13)	(37)
Derivatives not designated as hedges for hedge accounting		(85)	14	(3)
		49	(48)	(91)
Total remeasurements – Finance income and costs		72	(64)	(76)

Finance income		58	54	88
Finance costs		(928)	(1,167)	(1,157)

Net finance costs from continuing operations		(870)	(1,113)	(1,069)
1.    Includes interest expense on lease liabilities (see note 13 for details).
2.    Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 3.1% (2020: 3.6%; 2019: 3.9%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £13 million (2020: £15 million; 2019: £19 million). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances.
3.    Includes a net foreign exchange gain on borrowing activities of £172 million (2020: £66 million gain; 2019: £264 million gain) offset by foreign exchange losses and gains on financing derivatives measured at fair value.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
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

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

7. Tax continued
The tax charge for the year can be analysed as follows:

	2021	2020	2019
	£m	£m	£m
Current tax:
UK corporation tax at 19% (2020: 19%; 2019: 19%)	213	179	132
UK corporation tax adjustment in respect of prior years	23	(4)	(12)
	236	175	120
Overseas corporation tax	3	(2)	8
Overseas corporation tax adjustment in respect of prior years	(15)	(41)	(40)
	(12)	(43)	(32)
Total current tax from continuing operations	224	132	88
Deferred tax:
UK deferred tax	63	269	27
UK deferred tax adjustment in respect of prior years	(26)	6	2
	37	275	29
Overseas deferred tax	174	64	208
Overseas deferred tax adjustment in respect of prior years	7	9	14
	181	73	222
Total deferred tax from continuing operations	218	348	251

Total tax charge from continuing operations	442	480	339

Tax charged/(credited) to the consolidated statement of comprehensive income and equity

	2021	2020	2019
	£m	£m	£m
Current tax:
Cash flow hedges, cost of hedging and own credit reserve	6	—	3
Deferred tax:
Investments at fair value through other comprehensive income	12	(1)	—
Cash flow hedges, cost of hedging and own credit reserve	(2)	(40)	(12)
Remeasurements of pension assets and post-retirement benefit obligations	414	(206)	12
Share-based payments	2	(3)	—
	432	(250)	3
Total tax recognised in the statements of comprehensive income from continuing operations	430	(247)	3
Total tax relating to share-based payments recognised directly in equity from continuing operations	2	(3)	—
	432	(250)	3

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
7. Tax continued
The tax charge for the year for the continuing business, is higher (2020: higher tax charge; 2019: lower tax charge) than the standard rate of corporation tax in the UK of 19% (2020: 19%; 2019: 19%):

	2021	2020	2019
	£m	£m	£m
Profit before tax from continuing operations
Before exceptional items and remeasurements	2,050	2,346	2,489
Exceptional items and remeasurements	33	(592)	(648)
Profit before tax from continuing operations	2,083	1,754	1,841
Profit before tax from continuing operations multiplied by UK corporation tax rate of 19% (2020: 19%; 2019: 19%)	396	334	350
Effect of:
Adjustments in respect of prior years¹	(11)	(30)	(36)
Expenses not deductible for tax purposes	30	29	28
Non-taxable income²	(9)	(18)	(36)
Adjustment in respect of foreign tax rates	42	18	56
Deferred tax impact of change in UK tax rate	—	192	(3)
Adjustment in respect of post-tax profits of joint ventures and associates included within profit before tax	(12)	(17)	(8)
Other³	6	(28)	(12)
Total tax charge from continuing operations	442	480	339

	%	%	%
Effective tax rate – continuing operations	21.2	27.4	18.4
1.    The prior year adjustments are primarily due to agreement of prior period tax returns.
2.    Includes tax on chargeable disposals after the offset of capital losses.
3.    Other primarily comprises the movement in the deferred tax asset on previously unrecognised capital losses and claims for land remediation relief.
Factors that may affect future tax charges
In the Spring Budget 2021, the UK government announced an increase in the main corporation tax rate from 19% to 25% with effect from 1 April 2023. Since this had not been substantively enacted at the balance sheet date, deferred tax balances as at 31 March 2021 have been calculated at the current main UK corporation tax rate of 19%.
We expect our future deferred tax liabilities to increase reflecting the impact of the rate change. If the amended tax rate of 25% had been used, the deferred tax liability would have been approximately £560 million higher.
US government and US states are also considering changes to federal and state tax rates respectively, but as no changes have been substantively enacted at the balance sheet date deferred tax balances as at 31 March 2021 have been calculated at the prevailing tax rates.
We will continue to monitor the developments driven by Brexit, the OECD’s Base Erosion and Profit Shifting (BEPS) project and European Commission initiatives including fiscal aid investigations. At this time, we do not expect this to have any material impact on our future tax charges. Governments across the world including the UK and the US have introduced various stimulus/reliefs for businesses to cope with the impact of the COVID-19 pandemic, from which we do not currently expect there to be a material impact on our future tax charges.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

7. Tax continued
Tax included within the statement of financial position
The following are the major deferred tax assets and liabilities recognised, and the movements thereon, during the current and prior reporting periods:

	Accelerated tax depreciation £m	Share- based payments £m	Pensions and other post- retirement benefits £m	Financial instruments £m	Other net temporary differences[1] £m	Total £m
Deferred tax liabilities/(assets)
At 1 April 2019[2]	5,727	(9)	(170)	7	(1,340)	4,215
Exchange adjustments and other[2,3]	222	(30)	(28)	(3)	(27)	134
Charged/(credited) to income statement	613	(7)	44	(13)	(287)	350
(Credited)/charged to other comprehensive income and equity	—	(2)	(206)	(46)	1	(253)
At 1 April 2020[2]	6,562	(48)	(360)	(55)	(1,653)	4,446
Exchange adjustments and other[3]	(501)	4	51	4	174	(268)
Charged/(credited) to income statement	373	—	(12)	1	(147)	215
Charged to other comprehensive income and equity	—	2	414	6	—	422
At 31 March 2021	6,434	(42)	93	(44)	(1,626)	4,815
1.    The deferred tax asset of £1,626 million as at 31 March 2021 (2020: £1,653 million) in respect of other net temporary differences primarily relates to net operating losses of £455 million (2020: £547 million), US environmental provisions of £453 million (2020: £529 million) and US bad debt provision of £184 million (2020: £124 million).
2.    Comparative amounts have been revised as described in note 1F.
3.     Exchange adjustments and other comprises foreign exchange arising on translation of the US dollar deferred tax balances. In 2020, it also included reclassification of £29 million from other temporary differences to share-based payments.
Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The deferred tax balances (after offset) for statement of financial position purposes consist solely of deferred tax liabilities of £4,815 million (2020: £4,446 million). This balance is after offset of a deferred tax asset of £455 million (2020: £547 million) which has been recognised in respect of net operating losses (£440 million) and capital losses (£15 million).
Deferred tax assets in respect of some capital losses as well as trading losses and non-trade deficits have not been recognised as their future recovery is uncertain or not currently anticipated. The total deferred tax assets not recognised are as follows:

	2021	2020
	£m	£m
Capital losses	1,620	1,626
Non-trade deficits	1	1
Trading losses	7	6
The capital losses arose in the UK on disposal of certain businesses or assets. They are available to carry forward indefinitely but can only be offset against future capital gains. The UK non-trade deficits arose prior to 1 April 2017 and therefore can only be offset against future non-trade profits.
At 31 March 2021 and 31 March 2020, there were no recognised deferred tax liabilities for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries or its associates as there are no significant corporation tax consequences of the Group’s UK, US or overseas subsidiaries or associates paying dividends to their parent companies. There are also no significant income tax consequences for the Group from the payment of dividends by the Group to its shareholders.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
8. Earnings per share (EPS)

EPS is the amount of profit after tax attributable to each ordinary share. Basic EPS is calculated on profit after tax for the year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. Diluted EPS shows what the impact would be if all outstanding share options were exercised and treated as ordinary shares at year end. The weighted average number of shares is increased by additional shares issued as scrip dividends and reduced by shares repurchased by the Company during the year. The earnings per share calculations are based on profit after tax attributable to equity shareholders of the Company which excludes non-controlling interests.

Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect the adjusted profit sub-totals used by the Company. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. For further details of exceptional items and remeasurements, see note 5.
(a) Basic EPS

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2021	2021	2020	2020	2019	2019
	£m	pence	£m	pence	£m	pence
Adjusted earnings from continuing operations	1,633	46.4	1,912	55.2	1,998	59.0
Exceptional items and remeasurements after tax from continuing operations	7	0.2	(639)	(18.4)	(499)	(14.7)
Earnings from continuing operations	1,640	46.6	1,273	36.8	1,499	44.3
Adjusted earnings from discontinued operations	—	—	5	0.2	57	1.7
Exceptional items and remeasurements after tax from discontinued operations	—	—	(14)	(0.5)	(45)	(1.4)
Earnings from discontinued operations	—	—	(9)	(0.3)	12	0.3
Total adjusted earnings	1,633	46.4	1,917	55.4	2,055	60.7
Total exceptional items and remeasurements after tax (including discontinued operations)	7	0.2	(653)	(18.9)	(544)	(16.1)
Total earnings	1,640	46.6	1,264	36.5	1,511	44.6

		2021		2020		2019
		millions		millions		millions
Weighted average number of ordinary shares – basic		3,523		3,461		3,386

(b) Diluted EPS

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2021	2021	2020	2020	2019	2019
	£m	pence	£m	pence	£m	pence
Adjusted earnings from continuing operations	1,633	46.1	1,912	55.0	1,998	58.8
Exceptional items and remeasurements after tax from continuing operations	7	0.2	(639)	(18.4)	(499)	(14.7)
Earnings from continuing operations	1,640	46.3	1,273	36.6	1,499	44.1
Adjusted earnings from discontinued operations	—	—	5	0.1	57	1.7
Exceptional items and remeasurements after tax from discontinued operations	—	—	(14)	(0.4)	(45)	(1.4)
Earnings from discontinued operations	—	—	(9)	(0.3)	12	0.3
Total adjusted earnings	1,633	46.1	1,917	55.1	2,055	60.5
Total exceptional items and remeasurements after tax (including discontinued operations)	7	0.2	(653)	(18.8)	(544)	(16.1)
Total earnings	1,640	46.3	1,264	36.3	1,511	44.4

		2021		2020		2019
		millions		millions		millions
Weighted average number of ordinary shares – diluted		3,540		3,478		3,401

(c) Reconciliation of basic to diluted average number of shares

	2021	2020	2019
	millions	millions	millions
Weighted average number of ordinary shares – basic	3,523	3,461	3,386
Effect of dilutive potential ordinary shares – employee share plans	17	17	15
Weighted average number of ordinary shares – diluted	3,540	3,478	3,401

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

9. Dividends
Interim dividends are recognised when they become payable to the Company’s shareholders. Final dividends are recognised when they are approved by shareholders.

	2021			2020			2019
	Pence per share	Cash dividend £m	Scrip dividend £m	Pence per share	Cash dividend £m	Scrip dividend £m	Pence per share	Cash dividend £m	Scrip dividend £m
Interim dividend in respect of the current year	17.00	348	249	16.57	335	241	16.08	450	94
Final dividend in respect of the prior year	32.00	1,065	54	31.26	557	517	30.44	710	319
	49.00	1,413	303	47.83	892	758	46.52	1,160	413

The Directors are proposing a final dividend for the year ended 31 March 2021 of 32.16p per share that will absorb approximately £1,141 million of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 18 August 2021 to shareholders who are on the register of members at 4 June 2021 (subject to shareholders’ approval at the AGM). A scrip dividend will be offered as an alternative.

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

The Narragansett Electric Company
On 17 March 2021, the Group signed an agreement to sell 100% of the share capital of a wholly owned subsidiary, The Narragansett Electric Company (NECO). NECO is part of our US Regulated segment and is a retail distribution company providing electricity and gas to customers in Rhode Island. The expected sale proceeds are £2.8 billion ($3.8 billion), and the sale is expected to complete in March 2022 once all regulatory approvals are obtained.
As the sale is considered highly probable and is expected to complete within a year, the associated assets and liabilities have been presented as held for sale in the consolidated statement of financial position. However, as NECO does not represent a separate major line of business or geographical operations, it has not met the criteria for classification as a discontinued operation and therefore its results for the period are not separately disclosed on the face of the income statement.
The following assets and liabilities of NECO were classified as held for sale at 31 March 2021:

2021
£m
Goodwill	562
Intangible assets	3
Property, plant and equipment	2,713
Trade and other receivables	237
Cash and cash equivalents	4
Other assets	38
Total assets held for sale	3,557
Borrowings	(1,123)
Pension liabilities	(49)
Other liabilities	(396)
Total liabilities held for sale	(1,568)
Net assets held for sale	1,989

No impairment losses were recognised upon remeasurement of the assets and liabilities prior to classification as held for sale. NECO generated profit after tax of £104 million (2020: £31 million; 2019: £137 million) for the year ended 31 March 2021. Current and deferred tax balances relating to NECO have not been included as held for sale on the basis that those balances will be retained by National Grid rather than transferring with the other assets and liabilities of NECO.
The Group also announced its intention to sell a majority stake in the UK Gas Transmission business. However, as the process is still at an early stage and is not expected to be marketed until later in the year, the business has not been classified as held for sale and has not met the criteria for classification as a discontinued operation as at 31 March 2021.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
10. Discontinued operations and assets held for sale continued
Quadgas HoldCo Limited
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
We considered the disposal of our 39% investment in Quadgas as the final stage of the plan to dispose of our interest in the UK Gas Distribution business first announced in 2015, and accordingly treated the results and cash flows arising from Quadgas as a discontinued operation on the basis that the sale formed the final part of a ‘single coordinated plan’ to dispose of UK Gas Distribution. As a consequence, we classified the various elements of income, expense and cash flows within discontinued operations as set out below. Once the assets were treated as ‘held for sale’, equity accounting ceased for our investment in our associate. We therefore ceased to record our share of profits from 30 June 2018.
The summary income statement for discontinued operations is as follows:

	2020	2019
	£m	£m
Revenue	—	—
Operating costs¹	(23)	(1)
Operating loss	(23)	(1)
Net finance income	6	23
Share of post-tax results of joint ventures and associates²	—	(5)
(Loss)/profit before tax from discontinued operations	(17)	17
Tax from discontinued operations	(1)	(5)
(Loss)/profit after tax from discontinued operations	(18)	12
Gain on disposal	9	—
Total (loss)/profit after tax from discontinued operations³	(9)	12
1.    Operating costs for the year ended 31 March 2020 related to final transaction costs and other expenses in relation to Quadgas.
2.    For the year ended 31 March 2019, the amount presented is the net of £43 million impairment charge against the investment in Quadgas and £38 million share of Quadgas post-tax profits recognised prior to classification as held for sale.
3.    For the year ended 31 March 2020, the £23 million of operating expenses and the £9 million gain on disposal are treated as exceptional. For the year ended 31 March 2019, the £43 million impairment charge against the investment in Quadgas, net operating costs of £1 million and the tax thereon are classified as exceptional items.
The summary statement of comprehensive income for discontinued operations is as follows:

	2020	2019
	£m	£m
(Loss)/profit after tax from discontinued operations	(9)	12
Other comprehensive income
Items that will never be reclassified to profit or loss:
Share of other comprehensive income of associate, net of tax	—	36
Total items from discontinued operations that will never be reclassified to profit or loss	—	36
Items that may be reclassified subsequently to profit or loss:
Net gains in respect of cash flow hedges	6	—
Total items from discontinued operations that may be reclassified subsequently to profit or loss	6	—
Other comprehensive income for the year, net of tax from discontinued operations	6	36
Total comprehensive (loss)/income for the year from discontinued operations	(3)	48

The summary cash flows for discontinued operations are as follows:
Cash flows used in operating activities of £97 million in 2020 (2019: £71 million) primarily related to cash outflows in respect of voluntary contributions totalling £66 million paid to the Warm Homes Fund, the utilisation of provisions and the payment of the final transaction fees incurred in the period.
Cash inflows from investing activities of £6 million in 2020 (2019: £156 million) were comprised of dividends received and interest received on the shareholder loan.
There were no cash flows for financing activities in 2020 or 2019.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

11. Goodwill

Goodwill represents the excess of what we paid to acquire businesses over the fair value of their net assets at the acquisition date. We assess whether goodwill is recoverable by performing an impairment review annually or more frequently if events or changes in circumstances indicate a potential impairment.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate. Goodwill is allocated to cash-generating units and this allocation is made to those cash-generating units that are expected to benefit from the acquisition in which the goodwill arose.
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

Total £m
Net book value at 1 April 2019¹	5,372
Exchange adjustments¹	259
Acquisition of National Grid Renewables (note 38)	81
Net book value at 1 April 2020	5,712
Exchange adjustments	(562)
Reclassification to held for sale (note 10)	(562)
Net book value at 31 March 2021	4,588
1.    Comparative amounts have been revised as described in note 1F.

There is no significant accumulated impairment charge as at 31 March 2021 or 31 March 2020.
The amounts disclosed above as at 31 March 2021 relate to the following cash-generating units: New York £3,004 million (2020: £3,334 million); Massachusetts £963 million (2020: £1,069 million); Rhode Island £nil (2020: £438 million); Federal £544 million (2020: £790 million); and National Grid Renewables £77 million (2020: £81 million). Following the announcement of the sale of NECO (see note 10), goodwill balances relating to the Rhode Island cash generating unit and a portion of the goodwill relating to the Federal cash generating unit were reclassified as held for sale in the period.
Goodwill is reviewed annually for impairment and the recoverability of goodwill has been assessed by comparing the carrying amount of our operations described above (our cash-generating units) with the expected recoverable amount on a value-in-use basis. In each assessment, the value-in-use has been calculated based on five-year plan projections that incorporate our best estimates of future cash flows, customer rates, costs (including changes in commodity prices), future prices and growth. Such projections reflect our current regulatory rate plans taking into account regulatory arrangements to allow for future rate plan filings and recovery of investment. The projections also take account of the costs associated with our net zero plans and the associated regulatory arrangements. Our plans have proved to be reliable guides in the past and the Directors believe the estimates are appropriate.
The future economic growth rate used to extrapolate projections beyond five years is 2.1% (2020: 2.1%). The growth rate has been determined having regard to data on projected growth in US real gross domestic product (GDP). Based on the position of our business in the underlying US economy, it is appropriate for the terminal growth rate to be based upon the overall growth in real GDP and, given the nature of our operations, to extend over a long period of time. Cash flow projections have been discounted to reflect the time value of money, using a post-tax discount rate of 5.0% (2020: 4.5%). The equivalent pre-tax discount rate is 5.3% (2020: 4.5%). The discount rate represents the estimated weighted average cost of capital of these operations.
In assessing the carrying value of goodwill, we have sensitised our forecasts to factor in a reduction in revenues and lower tax costs into our cash flow forecasts, but we have not reflected the impact of additional rate base growth on future earnings. While it is possible that a key assumption in the calculation could change, the Directors believe that no reasonably foreseeable change would result in an impairment of goodwill, in view of the long-term nature of the key assumptions and the margin by which the estimated value-in-use exceeds the carrying amount. This remains the case even after taking into account the short-term effects of COVID-19, the most significant of which is an increase in bad debt charges in the short term.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
12. Other intangible assets

Other intangible assets mainly comprise software which is written down (amortised) over the period we expect to receive a benefit from the asset. An amortisation expense is charged to the income statement to reflect the reduced value of the asset over time. Amortisation is calculated by estimating the number of years we expect the asset to be used (useful economic life or UEL) and charging the cost of the asset to the income statement equally over this period.

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
Other intangible assets are amortised on a straight-line basis over their estimated useful economic lives. Amortisation periods for other intangible assets are:

			Years
Software			3 to 10

	Software £m	Assets in the course of construction £m	Total £m
Cost at 1 April 2019	1,784	384	2,168
Exchange adjustments	45	18	63
Additions	38	314	352
Reclassifications	159	(159)	—
Cost at 1 April 2020	2,026	557	2,583
Exchange adjustments	(102)	(43)	(145)
Additions	7	414	421
Disposals	(47)	(2)	(49)
Reclassifications¹	255	(240)	15
Reclassification to held for sale (note 10)	(19)	—	(19)
Cost at 31 March 2021	2,120	686	2,806
Accumulated amortisation at 1 April 2019	(1,084)	—	(1,084)
Exchange adjustments	(28)	—	(28)
Amortisation charge for the year	(176)	—	(176)
Accumulated amortisation at 1 April 2020	(1,288)	—	(1,288)
Exchange adjustments	61	—	61
Amortisation charge for the year	(196)	—	(196)
Accumulated amortisation of disposals	44	—	44
Reclassification to held for sale (note 10)	16	—	16
Accumulated amortisation at 31 March 2021	(1,363)	—	(1,363)
Net book value at 31 March 2021²	757	686	1,443
Net book value at 31 March 2020	738	557	1,295
1.    Reclassifications includes amounts transferred from property, plant and equipment (see note 13).
2.    The Group has capitalised £298 million (2020: £240 million) in relation to the Gas Business Enablement system in the US, of which £82 million (2020: £30 million) is in service and is being amortised over 10 years, with the remainder included within assets in the course of construction. A further £117 million (2020: £59 million) in relation to our new UK general ledger system is also included within assets in the course of construction as at 31 March 2021, and is expected to be amortised over 10 years once it is commissioned in July 2021.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

13. Property, plant and equipment

Property, plant and equipment are the physical assets controlled by us. The cost of these assets primarily represents the amount initially paid for them. This includes both their purchase price and the construction and other costs associated with getting them ready for operation. A depreciation expense is charged to the income statement to reflect annual wear and tear and the reduced value of the asset over time. Depreciation is calculated by estimating the number of years we expect the asset to be used (useful economic life or UEL) and charging the cost of the asset to the income statement equally over this period.

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
(a) Asset useful economic lives
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
Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of property, plant and equipment are, in general, as shown in the table below split between the UK and US, along with the weighted average remaining UEL for each class of property, plant and equipment (which is calculated by applying the annual depreciation charge per class of asset to the net book value of that class of asset).

		Years
	UK	US	Weighted average remaining UEL
Freehold and leasehold buildings	up to 60	up to 100	9
Plant and machinery:
Electricity transmission plant and wires	15 to 100	45 to 80	30
Electricity distribution plant	n/a	35 to 85	33
Electricity generation plant	n/a	20 to 93	10
Interconnector plant and other	5 to 60	5 to 50	16
Gas plant – mains, services and regulating equipment	10 to 65	47 to 95	45
Gas plant – storage	5 to 40	12 to 65	12
Gas plant – meters	7 to 30	14 to 40	20
Motor vehicles and office equipment	up to 10	up to 26	4

(b) Gas asset lives
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
•In the UK, the useful economic life of gas mains, services and regulating assets relating to the National Transmission System (NTS) are frequently reviewed throughout the year and subject to a detailed review at the year end. The most material components of these are our pipeline assets, which are due to be fully depreciated by 2070, with other assets being depreciated over various periods between now and then. Those reviews considered a number of scenarios, which consider the implications of the UK’s net zero by 2050 legislation for the NTS. Our most recent review concluded that the most likely outcome was for the NTS network assets to remain in use beyond 2050, including in those scenarios where the greenhouse gas emissions of gas networks were largely eliminated.
•With respect to our US gas distribution assets, asset lives are assessed as part of detailed depreciation studies completed as part of each separate rate proceeding. Depreciation studies consider the physical condition of assets and the expected operational life of an asset. We believe these assessments are our best estimate of the UEL of our gas network assets in the US.
The weighted average remaining UEL for our US gas distribution fixed asset base is circa 50 years, however a sizeable proportion of our assets are assumed to have UELs which extend beyond 2080. We continue to believe the lives identified by rate proceedings are the best estimate of the assets’ UELs, although we continue to keep this assumption under review as we learn more about possible future pathways towards net zero. Whilst the targets, goals and ambitions have now been formalised in legislation in the states in which we operate, there is widespread recognition that work needs to be done to define the possible future decarbonisation pathways. We continue to actively engage and support our regulators to enable the clean energy transition in a safe, reliable and affordable way.
Asset depreciation lives feed directly into our US regulatory recovery mechanisms, such that any shortening of asset lives and regulatory recovery periods as agreed with regulators should be recoverable through future rates, subject to agreement, over future periods, as part of wider considerations around ensuring the continuing affordability of gas in our service territories.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
13. Property, plant and equipment continued
Given the uncertainty described relating to the UELs of our gas assets, below we provide a sensitivity on the depreciation charge for our UK and US regulated segments were a shorter UEL presumed:

	Increase in depreciation expense for the year ended 31 March 2021		Increase in depreciation expense for the year ended 31 March 2020
	UK regulated £m	US regulated £m	UK regulated £m	US regulated £m
UELs limited to 2050	35	160	37	151
UELs limited to 2060	12	70	13	66
UELs limited to 2070	1	28	—	26

Note that this sensitivity calculation excludes any assumptions regarding the residual value for our asset base and the effect shortening asset depreciation lives would be expected to have on our regulatory recovery mechanisms.
(c) Analysis of property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost at 1 April 2019 (before transition to IFRS 16)[1]	3,338	53,829	5,049	930	63,146
Right-of-use assets recognised on transition to IFRS 16[2]	381	67	—	20	468
Cost at 1 April 2019 (as restated)	3,719	53,896	5,049	950	63,614
Exchange adjustments[1]	98	1,484	83	33	1,698
Additions	130	464	4,029	104	4,727
Disposals	(79)	(486)	(9)	(65)	(639)
Reclassifications[3,4]	29	4,251	(4,381)	14	(87)
Cost at 1 April 2020	3,897	59,609	4,771	1,036	69,313
Exchange adjustments	(213)	(3,308)	(130)	(73)	(3,724)
Additions	89	328	4,023	70	4,510
Disposals	(6)	(344)	(26)	(48)	(424)
Reclassifications[3]	96	3,007	(3,243)	77	(63)
Reclassification to held for sale (note 10)	(111)	(3,231)	(174)	(44)	(3,560)
Cost at 31 March 2021	3,752	56,061	5,221	1,018	66,052
Accumulated depreciation at 1 April 2019[1]	(778)	(16,918)	—	(591)	(18,287)
Exchange adjustments[1]	(16)	(329)	—	(20)	(365)
Depreciation charge for the year	(92)	(1,252)	—	(120)	(1,464)
Disposals	36	464	—	58	558
Reclassifications[3]	3	(7)	—	11	7
Accumulated depreciation at 1 April 2020	(847)	(18,042)	—	(662)	(19,551)
Exchange adjustments	37	698	—	46	781
Depreciation charge for the year	(90)	(1,270)	—	(116)	(1,476)
Disposals	—	339	—	48	387
Reclassifications[3]	2	(5)	—	6	3
Reclassification to held for sale (note 10)	22	798	—	27	847
Accumulated depreciation at 31 March 2021	(876)	(17,482)	—	(651)	(19,009)
Net book value at 31 March 2021	2,876	38,579	5,221	367	47,043
Net book value at 31 March 2020	3,050	41,567	4,771	374	49,762
1.    Comparative amounts have been revised as described in note 1F.
2.    On 1 April 2019, £468 million of additional right-of-use assets were recognised on transition to IFRS 16. See note 37 for details.
3.    Represents amounts transferred between categories, (to)/from other intangible assets (see note 12), from inventories and reclassifications between cost and accumulated depreciation.
4.    In 2020, comprised an £87 million reduction in the gross cost of assets in the course of construction in our UK Electricity Transmission business for costs previously capitalised and accrued as due to a supplier, that were subsequently no longer payable.

	2021	2020
	£m	£m
Information in relation to property, plant and equipment
Capitalised interest included within cost	2,233	2,118
Contributions to cost of property, plant and equipment included within:
Trade and other payables	138	84
Non-current liabilities	400	428
Contract liabilities – current	66	76
Contract liabilities – non-current	1,093	1,082

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

13. Property, plant and equipment continued
(d) Right-of-use assets
The Group leases various properties, land, equipment and cars. With effect from 1 April 2019, new lease arrangements entered into are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group (see note 37). The right-of-use asset and associated lease liability arising from a lease are initially measured at the present value of the lease payments expected over the lease term. The lease payments include fixed payments, any variable lease payments dependent on an index or a rate, and any break fees or renewal option costs that we are reasonably certain to incur. The discount rate applied is the rate implicit in the lease or, if that is not available, then the incremental rate of borrowing for a similar term and similar security (which is determined based on observable data for borrowing rates for the specific group entity that has entered into the lease, with specific adjustments for the term of the lease and any lease-specific risk premium). The lease term takes account of exercising any extension options that are at our option if we are reasonably certain to exercise the option and any lease termination options unless we are reasonably certain not to exercise the option. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period using the effective interest rate method. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as computers), the Group continues to recognise a lease expense on a straight-line basis.
The table below shows the net book value of right-of-use assets included within property, plant and equipment at 31 March 2021 and 31 March 2020, split by category. The associated lease liabilities are disclosed in note 21.

31 March 2021	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Net book value at 31 March 2021	365	81	—	184	630
Additions	60	6	—	64	130
Depreciation charge for the year	(29)	(16)	—	(68)	(113)

31 March 2020	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Net book value at 31 March 2020	364	95	—	225	684
Additions	10	1	—	73	84
Depreciation charge for the year	(29)	(16)	—	(72)	(117)

The following balances have been included in the income statement for the years ended 31 March 2021 and 31 March 2020 in respect of right-of-use assets:

	2021	2020
	£m	£m
Included within net finance income and costs:
Interest expense on lease liabilities	(21)	(26)
Included within revenue:
Lease income¹	390	404
Included within operating expenses:
Expense relating to short-term and low-value leases	(13)	(12)
1.    Included within lease income is £376 million (2020: £353 million) of variable lease payments, the majority of which relates to the power supply arrangement entered into with LIPA (see note 3).
The total of future minimum sublease payments expected to be received under non-cancellable subleases is £104 million (2020: £94 million).

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
14. Other non-current assets

Other non-current assets include assets that do not fall into any other non-current asset category (such as goodwill or property, plant and equipment) where the benefit to be received from the asset is not due to be received until after 31 March 2022.

	2021	2020
	£m	£m
Other receivables	45	35
Non-current tax assets	6	65
Prepayments	5	19
Accrued income¹	237	235
	293	354
1.    Includes accrued income in relation to property sales to the St William joint venture.

15. Financial and other investments

The Group holds a range of financial and other investments. These investments include short-term money market funds, quoted investments in equities or bonds of other companies, investments in our venture capital portfolio (National Grid Partners), bank deposits with a maturity of greater than three months, and investments that can not be readily used in operations, principally collateral deposited in relation to derivatives.

The classification of each investment held by the Group is determined based on two main factors:
•its contractual cash flows – whether the assets cash flows are solely payments of the principal and interest on the financial asset on pre-determined dates or whether the cash flows are determined by other factors such as the performance of a company; and
•the business model for holding the investments – whether the intention is to hold onto the investment for the longer term (collect the contractual cash flows), or to sell the asset with the intention of managing any gain or loss on sale or to manage any liquidity requirements.
The four categories of financial and other investments are as follows:
•Financial assets at amortised cost – debt instruments that have contractual cash flows that are solely payments of principal and interest, and which are held within a business model whose objective is to collect contractual cash flows, are held at amortised cost. This category includes our receivables in relation to deposits and collateral;
•FVOCI debt and other investments – debt investments, such as bonds, that have contractual cash flows that are solely payments of principal and interest, and which are held within a business model whose objective is both to collect the contractual cash flows and to sell the debt instruments, are measured at fair value through other comprehensive income (FVOCI), with gains or losses recognised in the consolidated statement of comprehensive income instead of through the income statement. On disposal, any gains or losses are recognised within finance income in the income statement (see note 6). Other investments include insurance contracts, measured at fair value, and held to back the present value of unfunded pension liabilities in note 25;
•FVOCI equity instruments – the Group has elected to measure equity instruments that are shares held as part of a portfolio of financial instruments which back some long-term employee liabilities at FVOCI on the basis that they are not held for trading and so recognising gains and losses on these investments in the income statement would not be representative of performance in the year. On disposal, any realised gains and losses are transferred to retained earnings (see note 28); and
•FVTPL investments – other financial investments are subsequently measured at fair value with any gains or losses recognised in the income statement (FVTPL). This primarily comprises our money market funds, insurance company fund investments and corporate venture capital investments held by National Grid Partners.
Financial and other investments are initially recognised on trade date. Subsequent to initial recognition, the fair values of financial assets that are quoted in active markets are based on bid prices. When independent prices are not available, fair values are determined using valuation techniques used by the relevant markets using observable market data where possible (see note 32(g) for further details).

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

15. Financial and other investments continued

	2021	2020
	£m	£m
Non-current
FVOCI debt and other investments	416	352
FVOCI equity investments	99	83
FVTPL investments	240	108
	755	543
Current
FVTPL investments	1,768	1,278
Financial assets at amortised cost	574	720
	2,342	1,998
	3,097	2,541
Financial and other investments include the following:
Investments in short-term money market funds	1,412	951
Investments held by National Grid Partners	136	97
Other investments	103	11
Balances that are restricted or not readily used in operations:
Collateral[1]	540	685
Insurance company and non-qualified plan investments	589	542
Cash surrender value of life insurance policies	283	220
Other investments	34	35
	3,097	2,541
1.    The collateral balance includes: £480 million (2020: £685 million) of collateral placed with counterparties with whom we have entered into a credit support annex to the International Swaps and Derivatives Association (ISDA) Master Agreement; £42 million (2020: £nil) of collateral paid by operating companies as required security deposits under the Connection and Use of System Code; and £18 million (2020: £nil) of restricted amounts allocated for specific projects within the National Grid Electricity System Operator.
FVTPL and FVOCI investments are recorded at fair value. The carrying value of current financial assets at amortised cost approximates their fair values, primarily due to short-dated maturities. The exposure to credit risk at the reporting date is the fair value of the financial investments. For further information on our credit risk, refer to note 32(a).
For the purposes of impairment assessment, the investments in bonds are considered to be low risk as they are investment grade securities; life insurance policies are held with regulated insurance companies; and deposits, collateral receivable and other financial assets at amortised cost are investment grade. All financial assets held at FVOCI or amortised cost are therefore considered to have low credit risk and have an immaterial impairment loss allowance equal to 12-month expected credit losses.
In determining the expected credit losses for these assets, some or all of the following information has been considered: credit ratings, the financial position of counterparties, the future prospects of the relevant industries and general economic forecasts.
No FVOCI or amortised cost financial assets have had modified cash flows during the period. There has been no change in the estimation techniques or significant assumptions made during the year in assessing the loss allowance for these financial assets. There were no significant movements in the gross carrying value of financial assets during the year that contribute to changes in the loss allowance. No collateral is held in respect of any of the financial investments in the above table. No balances are more than 30 days past due, and no balances were written off during the year.

16. Investments in joint ventures and associates

Investments in joint ventures and associates represent businesses we do not control but over which we exercise joint control or significant influence. They are accounted for using the equity method. A joint venture is an arrangement established to engage in economic activity, which the Group jointly controls with other parties and has rights to a share of the net assets of the arrangement. An associate is an entity which is neither a subsidiary nor a joint venture, but over which the Group has significant influence.

	2021			2020
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Share of net assets at 1 April	341	654	995	291	317	608
Exchange adjustments	(22)	(36)	(58)	20	12	32
Additions	6	75	81	16	156	172
Capitalisation of shareholder loan to Nemo Link Limited	—	—	—	—	176	176
Share of post-tax results for the year	30	28	58	40	47	87
Share of other comprehensive income of associates, net of tax	1	—	1	1	—	1
Dividends received	(31)	(49)	(80)	(41)	(34)	(75)
Other movements¹	(96)	(34)	(130)	14	(20)	(6)
Share of net assets at 31 March	229	638	867	341	654	995
1.    Within associates, the other movements for the year primarily relates to the reclassification of an investment in an associate to financial investments.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued

16. Investments in joint ventures and associates continued
A list of joint ventures and associates including the name and proportion of ownership is provided in note 34. Transactions with and outstanding balances with joint ventures and associates are shown in note 31. The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interests in the joint ventures and associates. The Group has capital commitments of £141 million (2020: £240 million) in relation to joint ventures.
At 31 March 2021, the Group had three material joint ventures, being its 50% equity stakes in BritNed and Nemo Link Limited (Nemo) and its 51% stake in Emerald Energy Venture LLC (Emerald). The Group has one material associate, being its 26.25% investment in Millennium Pipeline Company LLC. BritNed is a joint venture with the Dutch transmission system operator, TenneT, and operates the subsea electricity link between Great Britain and the Netherlands, commissioned in 2011. Nemo is a joint venture with the Belgian transmission operator, Elia, and is a subsea electricity interconnector between the UK and Belgium, which became operational on 31 January 2019. BritNed and Nemo have reporting periods ending on 31 December with monthly management reporting information provided to National Grid. Emerald is a joint venture with Washington State Investment Board and builds and operates wind and solar assets. Emerald was acquired on 11 July 2019. Millennium Pipeline Company LLC is an associate that owns a natural gas pipeline from southern New York to the Lower Hudson Valley.
Summarised financial information as at 31 March, together with the carrying amount of the investments, is as follows:

	BritNed Development Limited		Millennium Pipeline Company LLC		Nemo Link Limited		Emerald Energy Venture LLC
	2021	2020	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m	£m	£m
Statement of financial position
Non-current assets	409	399	795	910	536	582	559	435
Cash and cash equivalents	47	54	27	33	31	26	112	66
All other current assets	24	4	24	26	8	5	12	6
Non-current liabilities	(81)	(45)	(256)	(315)	(30)	(29)	(286)	(232)
Current liabilities	(22)	(16)	(38)	(43)	(19)	(10)	(27)	(2)
Net assets	377	396	552	611	526	574	370	273
Group’s ownership interest in joint venture/associate	189	198	145	160	263	287	189	139
Group adjustment: elimination of profits on sales to joint venture	—	—	—	—	—	—	(23)	(10)
Carrying amount of the Group’s investment	189	198	145	160	263	287	166	129

	BritNed Development Limited		Millennium Pipeline Company LLC		Nemo Link Limited		Emerald Energy Venture LLC
	2021	2020	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Revenue	72	80	199	206	66	45	28	19
Depreciation and amortisation	(15)	(14)	(43)	(46)	(24)	(23)	(14)	(7)
Other costs	(15)	(10)	(21)	(20)	(6)	(8)	(22)	(10)
Operating profit/(loss)	42	56	135	140	36	14	(8)	2
Net interest expense	(1)	—	(18)	(22)	—	—	—	(3)
Profit/(loss) before tax	41	56	117	118	36	14	(8)	(1)
Income tax expense	(11)	(10)	—	—	(14)	(2)	—	—
Profit/(loss) for the year	30	46	117	118	22	12	(8)	(1)
Group’s share of profit/(loss)	15	23	31	31	11	6	(4)	(1)
Group adjustment: tax charge	—	—	(9)	(9)	—	—	1	—
Group’s share of post-tax results for the year	15	23	22	22	11	6	(3)	(1)

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

17. Derivative financial instruments

Derivatives are financial instruments that derive their value from the price of an underlying item such as interest rates, foreign exchange rates, credit spreads, commodities, equities or other indices. In accordance with policies approved by the Board, derivatives are transacted generally to manage exposures to fluctuations in interest rates, foreign exchange rates and commodity prices. Our derivatives balances comprise two broad categories:
•financing derivatives: These are used to manage our exposure to interest rates and foreign exchange rates. Specifically, we use these derivatives to manage our financing portfolio, holdings in foreign operations and contractual operational cash flows; and
•commodity contract derivatives: These are used to manage our US customers’ exposure to price and supply risks. Some forward contracts for the purchase of commodities meet the definition of derivatives. We also enter into derivative financial instruments linked to commodity prices, including index futures, options and swaps, which are used to manage market price volatility.

Derivatives are initially recognised at fair value and subsequently remeasured to fair value at each reporting date. Changes in fair values are recorded in the period they arise, in either the consolidated income statement or other comprehensive income. Where the gains or losses recorded in the income statement arise from changes in the fair value of derivatives to the extent that hedge accounting is not applied or is not fully effective, these are recorded as remeasurements, detailed in notes 5 and 6. Where the fair value of a derivative is positive it is carried as a derivative asset, and where negative as a derivative liability.
The fair value of derivative financial instruments is calculated by taking the present value of future cash flows, primarily incorporating market observable inputs. The various inputs include foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate and inflation curves, the forward rate curves of underlying commodities, and for those positions that are not fully cash collateralised the credit quality of the counterparties.
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
The fair values of derivatives by category are as follows:

	2021			2020
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current	457	(145)	312	93	(380)	(287)
Non-current	542	(754)	(212)	1,249	(954)	295
	999	(899)	100	1,342	(1,334)	8

Financing derivatives	942	(767)	175	1,267	(1,134)	133
Commodity contract derivatives	57	(132)	(75)	75	(200)	(125)
	999	(899)	100	1,342	(1,334)	8

(a) Financing derivatives
The fair values of financing derivatives by type are as follows:

	2021			2020
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Interest rate swaps	325	(159)	166	556	(337)	219
Cross-currency interest rate swaps	601	(351)	250	643	(514)	129
Foreign exchange forward contracts¹	16	(74)	(58)	58	(39)	19
Inflation-linked swaps	—	(183)	(183)	—	(234)	(234)
Equity options	—	—	—	10	(10)	—
	942	(767)	175	1,267	(1,134)	133
1.    Included within the foreign exchange forward contracts balance are £32 million (2020: £3 million) of derivative liabilities in relation to the hedging of capital expenditure and a deal-contingent foreign exchange forward contract liability of £9 million (2020: £nil) in relation to the disposal of NECO (see note 10).

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
17. Derivative financial instruments continued
(a) Financing derivatives continued
The maturity profile of financing derivatives is as follows:

	2021			2020
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than 1 year	428	(70)	358	62	(254)	(192)
	428	(70)	358	62	(254)	(192)
Non-current
In 1 to 2 years	10	(14)	(4)	480	(51)	429
In 2 to 3 years	24	(12)	12	13	(5)	8
In 3 to 4 years	62	(80)	(18)	20	(28)	(8)
In 4 to 5 years	4	(42)	(38)	31	(109)	(78)
More than 5 years	414	(549)	(135)	661	(687)	(26)
	514	(697)	(183)	1,205	(880)	325
	942	(767)	175	1,267	(1,134)	133

The notional contract amounts of financing derivatives by type are as follows:

	2021	2020
	£m	£m
Interest rate swaps	(2,259)	(3,101)
Cross-currency interest rate swaps	(8,389)	(8,097)
Foreign exchange forward contracts	(4,651)	(3,284)
Inflation-linked swaps	(500)	(500)
Equity options	—	(800)
	(15,799)	(15,782)

Derivatives with a notional value of £2,810 million, pay or receive cash flows that reference GBP LIBOR of £2,041 million (maturing between 2023 and 2040) or USD LIBOR of £769 million (maturing between 2023 and 2026). LIBOR is being replaced as an interest rate benchmark by alternative reference rates and therefore negotiations are underway to amend these contracts, with any related hedge documentation then being amended. At 31 March 2021, none of the contracts had yet been amended.
(b) Commodity contract derivatives
The fair values of commodity contract derivatives by type are as follows:

	2021			2020
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Commodity purchase contracts accounted for as derivative contracts
Forward purchases of gas	44	(94)	(50)	64	(108)	(44)
Derivative financial instruments linked to commodity prices
Electricity capacity	2	—	2	—	—	—
Electricity swaps	10	(33)	(23)	4	(83)	(79)
Electricity options	—	(1)	(1)	—	—	—
Gas swaps	1	(3)	(2)	7	(8)	(1)
Gas options	—	(1)	(1)	—	(1)	(1)
	57	(132)	(75)	75	(200)	(125)

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

17. Derivative financial instruments continued
(b) Commodity contract derivatives continued
The maturity profile of commodity contract derivatives is as follows:

	2021			2020
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Current
Less than one year	29	(75)	(46)	31	(126)	(95)
	29	(75)	(46)	31	(126)	(95)
Non-current
In 1 to 2 years	7	(24)	(17)	8	(35)	(27)
In 2 to 3 years	7	(16)	(9)	9	(24)	(15)
In 3 to 4 years	7	(7)	—	8	(12)	(4)
In 4 to 5 years	6	(5)	1	7	(1)	6
More than 5 years	1	(5)	(4)	12	(2)	10
	28	(57)	(29)	44	(74)	(30)
	57	(132)	(75)	75	(200)	(125)

The notional quantities of commodity contract derivatives by type are as follows:

	2021	2020
Forward purchases of gas[1]	36m Dth	102m Dth
Electricity swaps	12,321 GWh	12,836 GWh
Gas swaps	47m Dth	89m Dth
Gas options	40m Dth	26m Dth
1.    Forward gas purchases have terms up to five years (2020: four years). The contractual obligations under these contracts are £104 million (2020: £128 million).

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
Emission allowances, principally relating to the emissions of carbon dioxide in the UK and sulphur and nitrous oxides in the US, are recorded as intangible assets within current assets. They are initially recorded at cost and subsequently at the lower of cost and net realisable value. A liability is recorded in respect of the obligation to deliver emission allowances, and emission charges are recognised in the income statement in the period in which emissions are made.

	2021	2020
	£m	£m
Fuel stocks	94	151
Raw materials and consumables	253	265
Current intangible assets – emission allowances	92	133
	439	549

There is a provision for obsolescence of £10 million against inventories as at 31 March 2021 (2020: £21 million).

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
19. Trade and other receivables

Trade and other receivables include amounts which are due from our customers for services we have provided, accrued income which has not yet been billed, prepayments, contract assets where certain milestones are required to be fulfilled and other receivables that are expected to be settled within twelve months.

Trade and other receivables are initially recognised at fair value and subsequently measured at amortised cost, less any appropriate allowances for estimated irrecoverable amounts.

	2021	2020
	£m	£m
Trade receivables	1,503	1,571
Accrued income	863	849
Prepayments	387	408
Contract assets	13	—
Other receivables	153	158
	2,919	2,986

Trade receivables are non-interest-bearing and generally have a 30 to 90 days term. Due to their short maturities, the fair value of trade and other receivables approximates their carrying value. The maximum exposure of trade receivables to credit risk is the gross carrying amount of £2,152 million (2020: £2,063 million).
Provision for impairment of receivables
A provision for credit losses is recognised at an amount equal to the expected credit losses that will arise over the lifetime of the trade receivables and accrued income.

	2021	2020
	£m	£m
At 1 April	512	394
Exchange adjustments	(57)	20
Charge for the year, net of recoveries	326	234
Uncollectible amounts written off	(59)	(136)
Reclassification to held for sale (note 10)	(50)	—
At 31 March	672	512

The trade receivables balance, accrued income balance and provisions balance split by geography are as follows:

	As at 31 March 2021			As at 31 March 2020
	UK	US	Total	UK	US	Total
	£m	£m	£m	£m	£m	£m
Trade receivables	227	1,925	2,152	227	1,836	2,063
Accrued income	547	339	886	461	408	869
Provision for impairment of receivables and accrued income	(23)	(649)	(672)	(40)	(472)	(512)

There are no retail customers in the UK businesses. A provision matrix is not used in the UK as an assessment of expected losses on individual debtors is performed, and the provision is not material.
In the US, £1,852 million (2020: £1,852 million) of the trade receivables and accrued income balance is attributable to retail customers. For non-retail US customer receivables, a provision matrix is not used and expected losses are determined on individual debtors.
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
In March 2020, the Group’s US distribution businesses ceased certain customer cash collection activities in response to regulatory instructions and to changes in State, Federal and City level regulations and guidance, and actions to minimise risk to the Group’s employees as a result of COVID-19. The Group also ceased customer termination activities as requested by relevant local authorities. Certain collection activities did resume during the year where permitted, but this was a small proportion compared to normal levels.
In calculating our provision for impairment of receivables at 31 March 2021, we were able to incorporate the actual cash collection levels experienced since the start of the pandemic to determine the expected loss rates per category of outstanding receivable by operating company, which is summarised in the provision matrix shown below. For the year ended 31 March 2020, there was limited cash collection data available with regards to the impact that COVID-19 would have on collection of receivables. Therefore, in order to reflect the impact of COVID-19 into our calculation of the charge for the year, we considered the macroeconomic data including unemployment levels and our previous experience regarding debtor recoverability during and in the aftermath of the 2008/09 financial crisis (which impacted all of our service territories) and that following Superstorm Sandy in 2012 which impacted our downstate New York gas business specifically.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

19. Trade and other receivables continued
Based on our review of these factors, we concluded that a reasonable range for the provisions recognised in the current year would be £320 million to £342 million ($440 million to $470 million), which considered the continued application of our previous experience regarding debtor recoverability in the aftermath of historical impactful events, as well as the collections experience seen since the start of the pandemic, and concluded that a total charge of £326 million represented our best estimate based on the information available. For the year ended 31 March 2020, we determined that the additional provision recognised in light of the cessation of customer terminations and collections following the moratoriums introduced would lie between £81 million and £161 million ($100 million and $200 million), and concluded an additional COVID-19 related charge of £117 million represented our best estimate based on the information available, primarily as this represented an impact twice as severe as Superstorm Sandy, adjusted to incorporate all service territories impacted.
The average expected loss rates and gross balances for the retail customer receivables in our US operations are set out below:

	2021	2021	2020	2020
	%	£m	%	£m
Accrued income	7	322	5	395
0 – 30 days past due	7	580	5	651
30 – 60 days past due	24	155	14	194
60 – 90 days past due	36	108	29	109
3 – 6 months past due	52	140	47	121
6 – 12 months past due	66	180	63	105
Over 12 months past due	71	367	79	277
		1,852		1,852

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

20. Cash and cash equivalents

Cash and cash equivalents include cash balances, together with short-term investments with an original maturity of less than three months that are readily convertible to cash. Bank overdrafts are only shown net within cash and cash equivalents when there is a legal right to offset unconditionally and an intention to settle net has been demonstrated by the physical movement of cash.

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

	2021	2020
	£m	£m
Cash at bank	117	73
Short-term deposits	40	—
Cash and cash equivalents	157	73

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
21. Borrowings

We borrow money primarily in the form of bonds and bank loans. These are for a fixed term and may have fixed or floating interest rates or are linked to RPI. We use derivatives to manage risks associated with interest rates, inflation rates and foreign exchange. Lease liabilities are also included within borrowings.
Our price controls and rate plans require us to fund our networks within a certain ratio of debt to equity or regulatory value and, as a result, we have issued a significant amount of debt. As we continue to invest in our networks, the value of debt is expected to increase over time. To maintain a strong balance sheet and to allow us to access capital markets at commercially acceptable interest rates, we balance the amount of debt we issue with the value of our assets, and we take account of certain other metrics used by credit rating agencies.

All borrowings are measured at amortised cost, with the exception of one current liability which is measured at fair value through profit and loss in order to eliminate a measurement mismatch.
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
Where a borrowing or liability is held at fair value, changes in the fair value of the borrowing due to changes in the issuer’s credit risk are recorded in the own credit reserve within equity (see note 28). All other changes in the fair value of the liability are recognised in the income statement within remeasurements (see notes 5 and 6).

	2021	2020
	£m	£m
Current
Bank loans	1,022	1,244
Bonds¹	1,987	1,446
Commercial paper	628	1,269
Lease liabilities	99	112
Other loans	1	1
	3,737	4,072
Non-current
Bank loans	2,532	2,819
Bonds	24,209	23,094
Lease liabilities	586	623
Other loans	156	186
	27,483	26,722
Total borrowings	31,220	30,794
1.    Includes a liability held at fair value through profit and loss of £682 million (2020: £741 million).

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

21. Borrowings continued
Total borrowings are repayable as follows:

	2021	2020
	£m	£m
Less than 1 year	3,737	4,072
In 1 to 2 years	1,745	2,212
In 2 to 3 years	889	1,664
In 3 to 4 years	2,206	757
In 4 to 5 years	1,833	2,122
More than 5 years:
By instalments	927	870
Other than by instalments	19,883	19,097
	31,220	30,794

The fair value of borrowings at 31 March 2021 was £34,676 million (2020: £34,174 million). Where market values were available, the fair value of borrowings (Level 1) was £20,333 million (2020: £14,059 million). Where market values were not available, fair value of borrowings (Level 2) was £14,343 million (2020: £20,115 million), and calculated by discounting cash flows at prevailing interest rates. The notional amount outstanding of the debt portfolio at 31 March 2021 was £31,010 million (2020: £30,422 million). There have been no new issuances since the year end.
In 2020, the assets of the Colonial Gas Company were merged with the Boston Gas Company, and have been ringfenced post-merger. Certain gas distribution assets of NECO are subject to liens and other charges and are provided as collateral over borrowings totalling £67 million at 31 March 2021 (2020: £84 million), all of which have been classified as held for sale as at 31 March 2021 (see note 10).
Collateral is placed with or received from any derivative counterparty where we have entered into a credit support annex to the ISDA Master Agreement once the current mark-to-market valuation of the trades between the parties exceeds an agreed threshold. Included in current bank loans is £582 million (2020: £785 million) in respect of cash received under collateral agreements. For further details of our borrowing facilities, refer to note 33. For further details of our bonds in issue, please refer to the debt investor section of our website. Unless included herein, the information on our website is unaudited.
Certain borrowings, primarily some of our USD denominated bank loans and company car lease contracts, have payments that are linked to LIBOR. LIBOR is being replaced as an interest rate benchmark by alternative reference rates and therefore negotiations are underway to amend these contracts. At 31 March 2021, none of the contracts had yet been amended. £328 million of bank loans affected by GBP LIBOR, £59 million of bank loans affected by USD LIBOR and £173 million of lease liabilities affected by USD LIBOR will be impacted.
Financial liability at fair value through profit and loss
The financial liability designated at fair value through profit and loss is analysed as follows:
i.    the fair value of the liability was £682 million (2020: £741 million), which includes cumulative changes in fair value attributable to changes in credit risk recognised in other comprehensive income, post tax of £1 million (2020: £10 million);
ii.    the amount repayable at maturity in November 2021 is £684 million (2020: £759 million); and
iii.    the difference between carrying amount and contractual amount at maturity is £2 million (2020: £18 million).
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

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
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

	2021	2020
	£m	£m
Gross lease liabilities are repayable as follows:
Less than 1 year	114	132
1 to 5 years	321	361
More than 5 years	464	481
	899	974
Less: finance charges allocated to future periods	(214)	(239)
	685	735
The present value of lease liabilities are as follows:
Less than 1 year	99	112
1 to 5 years	267	297
More than 5 years	319	326
	685	735

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

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost, with the exception of contingent consideration, which is subsequently measured at fair value.

	2021	2020
	£m	£m
Trade payables	2,165	2,205
Deferred payables	154	137
Customer contributions¹	138	84
Social security and other taxes	140	202
Contingent consideration (note 38)	39	30
Other payables	881	944
	3,517	3,602
1.    Relates to amounts received from government-related entities for connecting to our networks, where we have obligations remaining under the contract.
Due to their short maturities, the fair value of trade payables approximates their carrying value.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

23. Contract liabilities

Contract liabilities primarily relate to the advance consideration received from customers for construction contracts, mainly in relation to connections, for which revenue is recognised over the life of the asset.

	2021	2020
	£m	£m
Current	66	76
Non-current	1,094	1,082
	1,160	1,158

Significant changes in the contract liabilities balances during the period are as follows:

	2021	2020
	£m	£m
As at 1 April	1,158	994
Exchange adjustments	(65)	39
Revenue recognised that was included in the contract liability balance at the beginning of the period	(96)	(60)
Increases due to cash received, excluding amounts recognised as revenue during the period	262	185
Reclassification to held for sale (note 10)	(99)	—
At 31 March	1,160	1,158

24. Other non-current liabilities

Other non-current liabilities include deferred income and customer contributions which will not be recognised as income until after 31 March 2022. It also includes contingent consideration and other payables that are not due until after that date.

Other non-current liabilities are initially recognised at fair value and subsequently measured at amortised cost, with the exception of contingent consideration, which is subsequently measured at fair value.

	2021	2020
	£m	£m
Deferred income¹	78	101
Customer contributions²	400	428
Contingent consideration (note 38)	18	44
Other payables	347	318
	843	891
1.    Principally the deferral of profits relating to the sale of property, which we expect to recognise in future years.
2.    Relates to amounts received from government-related entities for connecting to our networks, where we have obligations remaining under the contract.
There is no material difference between the fair value and the carrying value of other payables.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
25. Pensions and other post-retirement benefits

All of our employees are eligible to participate in a pension plan. We have defined contribution (DC) and defined benefit (DB) pension plans in the UK and the US. In the US we also provide healthcare and life insurance benefits to eligible employees, post-retirement. The fair value of associated plan assets and present value of DB obligations are updated annually in accordance with IAS 19 (revised). We separately present our UK and US pension plans to show geographical split. Below we provide a more detailed analysis of the amounts recorded in the primary financial statements and the actuarial assumptions used to value the DB obligations.

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
In March 2021, National Grid announced its intention to move to a new DC plan from 1 April 2021.
The National Grid YouPlan (YouPlan)
Up until 31 March 2021, YouPlan was the qualifying UK pension plan that was used for automatic enrolment of new hires. National Grid paid contributions into YouPlan to provide DC benefits on behalf of employees, providing a double match of member contributions, up to a maximum Company contribution of 12% of salary as well as the cost of administration and insured benefits.
National Grid UK Retirement Plan (NGUKRP)
The NGUKRP is part of a Master Trust Arrangement managed by Legal & General and is National Grid’s qualifying UK pension plan from 1 April 2021 and is used for the automatic enrolment of new hires. From April 2021, National Grid pays contributions into the NGUKRP to provide DC benefits on behalf of its employees, providing a double match of member contributions up to a maximum Company contribution of 12% of salary.
Defined benefit plans
On retirement, members of DB plans receive benefits whose value is dependent on factors such as salary and length of pensionable service. National Grid’s obligation in respect of DB pension plans is calculated separately for each DB plan by projecting the estimated amount of future benefit payments that employees have earned for their pensionable service in the current and prior periods. These future benefit payments are discounted to determine the present value of the liabilities. Current service cost and any unrecognised past service cost are recognised immediately. The discount rate is set with reference to the yield curve on high-quality corporate bonds at the valuation date.
Advice is taken from independent actuaries relating to the appropriateness of the key assumptions applied, including life expectancy, expected salary and pension increases, and inflation. Comparatively small changes in the assumptions used may have a significant effect on the amounts recognised in the consolidated income statement, the consolidated statement of other comprehensive income and the net asset or liability recognised in the consolidated statement of financial position.
Remeasurements of pension assets and post-retirement benefit obligations are recognised in full in the period in which they occur in the consolidated statement of other comprehensive income.
The COVID-19 pandemic
The COVID-19 pandemic has had a global impact on economies, including on equity and bond markets. This directly affects the value of assets held in our pension schemes, as well as the value of National Grid’s DB obligations. Our UK DB plans operate low-risk investment strategies with limited exposure to equities and other return-seeking assets, reducing the impact of investment volatility. Additionally, the large allocation to bonds leads to significant hedging against changes in the value of DB obligations that result from falling bond yields. Our US plans also hedge much of this market risk, however they do have larger asset allocations in return-seeking assets such as equities. Following the start of the pandemic, US equity markets have performed strongly and therefore our US DB plans have remained in a relatively strong funding position. The markets for unquoted investments are illiquid and therefore given the market volatility at 31 March 2020, there was a risk that the valuations provided by fund managers as at 31 March 2020 were based on valuation models that had unobservable inputs, making them subject to additional estimation uncertainty. Such uncertainty has reduced as at 31 March 2021.

UK pensions plans
The principal UK DB pensions plans are the National Grid UK Pension Scheme (NGUKPS) and the National Grid Electricity Group of the Electricity Supply Pension Scheme (NGEG of ESPS). In the US, we have four principal plans and various healthcare and life insurance plans.
National Grid UK Pension Scheme (NGUKPS)
NGUKPS consists of two legally and actuarially separate sections: Section A and Section B. This follows the transfer of Section C, a section supported by an unrelated third party, out of NGUKPS in September 2020. The plan closed to new hires on 1 April 2002.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits continued
Scheme funding
The arrangements are subject to independent actuarial funding valuations at least every three years, and following consultation and agreement with us, the qualified actuary certifies the employers’ contributions, which, together with the specified contributions payable by the employees and proceeds from the plans’ assets, are expected to be sufficient to fund the benefits payable.
The results of the most recent actuarial valuations are shown below. See page 176 for the assumptions used for IAS 19 (revised) purposes.

	Section A of NGUKPS	Section B of NGUKPS	NGEG of ESPS
Latest full actuarial valuation	31 March 2019	31 March 2019	31 March 2019
Actuary	Willis Towers Watson	Willis Towers Watson	Aon Hewitt
Market value of plan assets at latest valuation	£6,551 million	£5,765 million	£3,144 million
Actuarial value of benefits due to members	£6,502 million	£5,831 million	£3,381 million
Market value as percentage of benefits	101%	99%	93%
Funding surplus/(deficit)	£49 million	(£66 million)	(£237 million)
Section A
Following the latest actuarial valuation at 31 March 2019, Section A remains in surplus, and so no deficit funding contributions are required. National Grid and the Trustees have agreed a schedule of contributions whereby the employers will continue to contribute 51.8% of pensionable salary, less member contributions, in respect of future benefit accrual.
Section B
The latest full actuarial valuation at 31 March 2019 determined that Section B was in deficit. To recover the deficit, National Grid paid recovery plan payments of approximately £34 million per annum over two years to September 2020. In addition, the employers contribute 51.4% of pensionable salary, less member contributions, in respect of future benefit accrual.
Investment de-risking transactions
In December 2020, the Trustees of the NGUKPS exchanged £0.8 billion of gilts from Section A for a buy-in transaction with Rothesay Life. This follows two similar arrangements entered into in the previous year. In Section A, £2.8 billion of gilts were exchanged for a buy-in policy with Rothesay Life, and in Section B, £1.6 billion of gilts were exchanged for a buy-in policy with Legal & General.
These policies provide bulk annuities in respect of some pensioner and dependant members of NGUKPS and were funded by existing assets. All policies are held by the Trustee. For each transaction, the pricing of the policies was highly competitive; however, under IAS 19 the methodology for calculating the value of the buy-ins (as an asset held by the pension plan) differs from the price paid. This resulted in the recognition of actuarial losses on purchase of £0.1 billion (2020: £0.7 billion), recorded within the consolidated statement of other comprehensive income.
National Grid Electricity Group of the Electricity Supply Pension Scheme
The last full actuarial valuation for the NGEG of the ESPS determined that the plan was in deficit. To recover the deficit, National Grid agreed to a payment plan of £54 million per annum over three years to 2022, and a final payment of £26 million in 2023, all adjusted for changes in the Retail Price Index (RPI). In addition, National Grid contributes 44% of pensionable salary, less member contributions, in respect of the ongoing service cost. The plan closed to new hires from 1 April 2006.
The plan holds a longevity insurance contract which covers improvements in longevity, providing long-term protection to the scheme, should some pensioner and dependant members live longer than currently expected.
Administration costs
National Grid pays additional contributions to Section B of NGUKPS and NGEG of ESPS in respect of the costs of plan administration and the Pension Protection Fund (PPF) levies. Section A of NGUKPS will fund these costs from the Section’s assets. Up to 31 March 2020, National Grid was responsible for the costs of plan administration and the Pension Protection Fund (PPF) levies for both Sections A and B of NGUKPS and NGEG of ESPS.

Security arrangements
National Grid has also established security arrangements with charges in favour of the Trustees.

	Section A of NGUKPS	Section B of NGUKPS	NGEG of ESPS
Value of security arrangements at 31 March 2021	£186 million	£nil	£100 million
Principal supporting employers	National Grid plc and National Grid UK Limited	National Grid Gas plc (NGG)	National Grid Electricity Transmission plc (NGET)
Additional amounts payable[1] at 31 March 2021	n/a	A maximum of £175 million	A maximum of £500 million
1.    These amounts are payable if certain trigger events occur which have been individually agreed between the plans and their relevant supporting employers.

All of the security is currently provided in the form of surety bonds, but may also be provided as letters of credit or cash. The assets held as security will be paid to the respective section or plan in the event that the relevant supporting employer is subject to an insolvency event or fails to make the required contributions; and applicable to NGEG of ESPS only, if NGET loses its licence to operate under relevant legislation. Counter indemnities have also been taken out to ensure the obligations will be fulfilled.
In addition, a guarantee of £1 billion has been provided to Section A of NGUKPS, with the payment contingent on insolvency or on failure to pay pension obligations to Section A and can be claimed against National Grid plc, National Grid Holdings One plc or Lattice Group Limited (up to £1 billion in total).

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
25. Pensions and other post-retirement benefits continued
US pension plans
National Grid has multiple DC pension plans which allow employee as well as Company contributions. Non-union employees hired after 1 January 2011, as well as new hire represented union employees, receive a core contribution into the DC plan, irrespective of the employee’s contribution into the plan.
National Grid sponsors four non-contributory qualified DB pension plans, which provide vested union employees, and vested non-union employees hired before 1 January 2011 with retirement benefits within prescribed limits as defined by the US Internal Revenue Service. National Grid also provides non-qualified DB pension arrangements for a section of current and former employees, which are closed to new entrants. Benefits under the DB plans generally reflect age, years of service and compensation and are paid in the form of an annuity or lump sum. An independent actuary performs valuations annually. The Company funds the DB plans by contributing no less than the minimum amount required, but no more than the maximum tax-deductible amount allowed under US Internal Revenue Service regulations. The range of contributions determined under these regulations can vary significantly depending upon the funded status of the plans. At present, there is some flexibility in the amount that is contributed on an annual basis. In general, the Company’s policy for funding the US pension plans is to contribute the amounts collected in rates and capitalised in the rate base during the year, to the extent that the funding is no less than the minimum amount required. For the current financial year, these contributions amounted to approximately £110 million (2020: £153 million).
US retiree healthcare and life insurance plans
National Grid provides healthcare and life insurance benefits to eligible employees, post-retirement. Eligibility is based on certain age and length of service requirements, and in most cases, retirees contribute to the cost of their healthcare coverage. In the US, there is no governmental requirement to pre-fund post-retirement healthcare and life insurance plans. However, in general, the Company’s policy for funding the US retiree healthcare and life insurance plans is to contribute amounts collected in rates and capitalised in the rate base during the year. For the current financial year, these contributions amounted to £26 million (2020: £18 million).
For the last few years, it has been the Company’s policy to primarily direct contributions to the DB pension plans due to concerns over tax deductible limitations relating to the retiree and healthcare and life insurance plans.
Actuarial assumptions
The Company has applied the following financial assumptions in assessing DB liabilities:

	UK pensions
	2021	2020	2019
	%	%	%
Discount rate – past service	2.00	2.35	2.40
Discount rate – future service	2.15	2.35	2.45
Salary increases	3.40	2.90	3.50
Rate of increase in RPI – past service	3.15	2.65	3.25
Rate of increase in RPI – future service	3.00	2.45	3.20

At 31 March 2021 and 31 March 2020, single equivalent financial assumptions are shown above for presentational purposes, although full yield curves have been used in our calculations. In 2019, single equivalent financial assumptions were set which reflected the average duration for the aggregate past and future service obligations.
The discount rate is determined by reference to high-quality UK corporate bonds at the reporting date. The rate of increase in salaries has been set using a promotional scale where appropriate. The rates of increases stated are not indicative of historical increases awarded or a guarantee of future increase, but merely an appropriate assumption used in assessing DB liabilities. RPI is the key assumption that determines assumed increases in pensions in payment and deferment in the UK only.

	US pensions			US other post-retirement benefits
	2021	2020	2019	2021	2020	2019
	%	%	%	%	%	%
Discount rate	3.25	3.30	3.95	3.25	3.30	3.95
Salary increases	4.30	3.50	3.50	4.30	3.50	3.50
Initial healthcare cost trend rate	n/a	n/a	n/a	7.10	7.00	7.25
Ultimate healthcare cost trend rate	n/a	n/a	n/a	4.50	4.50	4.50

Discount rates for US pension liabilities have been determined by reference to appropriate yields on high-quality US corporate bonds at the reporting date based on the duration of plan liabilities. The healthcare cost trend rate is expected to reach the ultimate trend rate by 2030 (2020: 2030). The table below sets out the projected life expectancies adopted for the UK and US pension arrangements:

	2021		2020		2019
	UK years	US years	UK years	US years	UK years	US years
Assumed life expectations for a retiree age 65
Males	21.8	21.6	22.1	20.9	22.0	22.1
Females	23.7	24.0	23.8	23.4	23.6	24.2
In 20 years:
Males	23.1	23.2	23.3	22.5	23.3	23.7
Females	25.2	25.5	25.3	25.1	25.2	25.9

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits continued
Maturity profile of DB obligations
The weighted average duration of the DB obligation for each category of plan is 14 years for UK pension plans; 14 years for US pension plans and 17 years for US other post-retirement benefit plans.
As at the reporting date, the present value of the funded obligations split according to member status was approximately:
•    UK pensions: 8% active members (2020: 8%; 2019: 10%); 14% deferred members (2020: 14%; 2019: 16%); 78% pensioner members (2020: 78%; 2019: 74%);
•    US pensions: 35% active members (2020: 36%; 2019: 37%); 9% deferred members (2020: 9%; 2019: 9%); 56% pensioner members (2020: 55%; 2019: 54%); and
•    US other post-retirement benefits: 34% active members (2020: 35%; 2019: 39%); 66% pensioner members (2020: 65%; 2019: 61%).
For sensitivity analysis see note 35.
Amounts recognised in the consolidated statement of financial position

	2021	2020	2019
	£m	£m	£m
Present value of funded obligations	(23,283)	(24,281)	(24,609)
Fair value of plan assets	24,388	23,748	24,793
	1,105	(533)	184
Present value of unfunded obligations	(324)	(345)	(330)
Other post-employment liabilities	(66)	(75)	(72)
Net defined benefit asset/(liability)	715	(953)	(218)
Represented by:
Liabilities	(1,032)	(2,802)	(1,785)
Assets	1,747	1,849	1,567
	715	(953)	(218)

The geographical split of pensions and other post-retirement benefits is as shown below:

	UK Pensions			US Pensions			US other post-retirement benefits
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Present value of funded obligations	(13,571)	(12,775)	(14,200)	(6,681)	(7,809)	(6,901)	(3,031)	(3,697)	(3,508)
Fair value of plan assets	14,680	14,364	15,507	6,909	6,972	6,646	2,799	2,412	2,640
	1,109	1,589	1,307	228	(837)	(255)	(232)	(1,285)	(868)
Present value of unfunded obligations	(74)	(69)	(76)	(250)	(276)	(254)	—	—	—
Other post-employment liabilities	—	—	—	—	—	—	(66)	(75)	(72)
Net defined benefit asset/(liability)	1,035	1,520	1,231	(22)	(1,113)	(509)	(298)	(1,360)	(940)
Represented by:
Liabilities	(74)	(69)	(76)	(393)	(1,373)	(769)	(565)	(1,360)	(940)
Assets	1,109	1,589	1,307	371	260	260	267	—	—
	1,035	1,520	1,231	(22)	(1,113)	(509)	(298)	(1,360)	(940)

The recognition of the pension assets in both the UK in relation to the NGUKPS, the NGEG of ESPS and the US in relation to the Niagara Mohawk Plan and the KeySpan Retirement Plan reflects legal and actuarial advice that we have taken regarding recognition of surpluses under IFRIC 14. Similarly on the recognition of US other post-retirement assets in relation to: the Long Island Union Life Insurance plan; the New York Union Health Insurance Plan; the Long Island Union Health Insurance plan; and Retirees Health and Welfare Plan II.
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

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
25. Pensions and other post-retirement benefits continued
Amounts recognised in the income statement and statement of other comprehensive income

	2021	2020	2019
	£m	£m	£m
Included within operating costs
Administration costs	18	16	14
Included within payroll costs
Defined benefit plan costs:
Current service cost	175	178	193
Past service cost – augmentations	—	—	5
Past service credit – redundancies	(1)	—	(7)
Special termination benefit cost – redundancies	5	2	55
Past service cost – plan amendments¹	—	—	34
	179	180	280
Included within finance income and costs
Net interest cost	38	23	22
Total included in income statement	235	219	316
Remeasurement gains/(losses) of pension assets and post-retirement benefit obligations²	1,408	(724)	68
Exchange adjustments	186	(97)	(101)
Total included in the statement of other comprehensive income	1,594	(821)	(33)
1.    For the year ended 31 March 2019, the estimated cost of equalising for the impact of GMP under the most cost-effective permissible methodology (Section A of NGUKPS – £17 million; Section B of NGUKPS – £12 million; NGEG of ESPS – £5 million).
2.    This includes actuarial losses from the purchase of buy-in policies of £0.1 billion (2020: £0.7 billion).
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK Pensions			US Pensions			US other post-retirement benefits
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Included within operating costs
Administration costs	9	9	6	7	6	7	2	1	1
Included within payroll costs
Defined benefit plan costs:
Current service cost	28	33	41	104	100	104	43	45	48
Past service cost – augmentations	—	—	5	—	—	—	—	—	—
Past service credit – redundancies	(1)	—	(7)	—	—	—	—	—	—
Special termination benefit cost – redundancies	5	2	55	—	—	—	—	—	—
Past service cost – plan amendments	—	—	34	—	—	—	—	—	—
	32	35	128	104	100	104	43	45	48
Included within finance income and costs
Net interest (income)/cost	(38)	(31)	(31)	35	21	21	41	33	32
Total included in income statement	3	13	103	146	127	132	86	79	81
Remeasurement (losses)/gains of pension assets and post-retirement benefit obligations¹	(622)	143	57	1,017	(588)	(14)	1,013	(279)	25
Exchange adjustments	—	—	—	83	(42)	(42)	103	(55)	(59)
Total included in the statement of other comprehensive income	(622)	143	57	1,100	(630)	(56)	1,116	(334)	(34)
1.    UK pensions is stated after actuarial losses from the purchase of buy-in policies of £0.1 billion (2020: £0.7 billion).
Following a High Court ruling in October 2018, UK pension schemes were required to equalise Guaranteed Minimum Pensions (GMPs). As a result, a past service cost of £34 million was recognised in the year ended 31 March 2019 for the UK DB pension schemes. This reflected the estimated cost of equalising GMPs for current pension scheme members using the most cost-effective permissible methodology. Following the further High Court ruling in December 2020, an additional allowance of £0.4 million, was included for the year ended 31 March 2021, reflecting the associated cost for members who had transferred out of the pension scheme and were therefore not previously in scope.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits continued
Reconciliation of the net defined benefit liability

	2021	2020	2019
	£m	£m	£m
Opening net defined benefit liability	(953)	(218)	(263)
Cost recognised in the income statement	(235)	(219)	(316)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	1,594	(821)	(33)
Employer contributions	274	327	419
Other movements	(14)	(22)	(25)
Reclassification to held for sale (note 10)	49	—	—
Closing net defined benefit asset/(liability)	715	(953)	(218)

The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening net defined benefit asset/(liability)	1,520	1,231	1,104	(1,113)	(509)	(552)	(1,360)	(940)	(815)
Cost recognised in the income statement	(3)	(13)	(103)	(146)	(127)	(132)	(86)	(79)	(81)
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	(622)	143	57	1,100	(630)	(56)	1,116	(334)	(34)
Employer contributions	138	156	174	110	153	231	26	18	14
Other movements	2	3	(1)	—	—	—	(16)	(25)	(24)
Reclassification to held for sale (note 10)	—	—	—	27	—	—	22	—	—
Closing net defined benefit asset/(liability)	1,035	1,520	1,231	(22)	(1,113)	(509)	(298)	(1,360)	(940)

Changes in the present value of defined benefit obligations (including unfunded obligations)

	2021	2020	2019
	£m	£m	£m
Opening defined benefit obligations	(24,626)	(24,939)	(24,054)
Current service cost	(175)	(178)	(193)
Interest cost	(651)	(751)	(771)
Actuarial gains/(losses) – experience	123	148	(69)
Actuarial (losses)/gains – demographic assumptions	(1)	452	266
Actuarial losses – financial assumptions	(1,268)	(84)	(619)
Past service credit – redundancies	1	—	7
Special termination benefit cost – redundancies	(5)	(2)	(55)
Past service cost – augmentations	—	—	(5)
Past service cost – plan amendments	—	—	(34)
Medicare subsidy received	(25)	(22)	(19)
Employee contributions	(1)	(1)	(1)
Benefits paid	1,246	1,282	1,376
Exchange adjustments	1,166	(531)	(768)
Reclassification to held for sale (note 10)	609	—	—
Closing defined benefit obligations	(23,607)	(24,626)	(24,939)

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
25. Pensions and other post-retirement benefits continued
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening defined benefit obligations	(12,844)	(14,276)	(14,226)	(8,085)	(7,155)	(6,582)	(3,697)	(3,508)	(3,246)
Current service cost	(28)	(33)	(41)	(104)	(100)	(104)	(43)	(45)	(48)
Interest cost	(296)	(335)	(358)	(243)	(280)	(277)	(112)	(136)	(136)
Actuarial (losses)/gains – experience	(21)	113	(56)	(72)	(45)	(52)	216	80	39
Actuarial (losses)/gains – demographic assumptions	(1)	140	224	—	78	—	—	234	42
Actuarial (losses)/gains – financial assumptions	(1,181)	798	(568)	(62)	(595)	(24)	(25)	(287)	(27)
Past service credit – redundancies	1	—	7	—	—	—	—	—	—
Special termination benefit cost – redundancies	(5)	(2)	(55)	—	—	—	—	—	—
Past service cost – augmentations	—	—	(5)	—	—	—	—	—	—
Past service cost – plan amendments	—	—	(34)	—	—	—	—	—	—
Medicare subsidy received	—	—	—	—	—	—	(25)	(22)	(19)
Employee contributions	(1)	(1)	(1)	—	—	—	—	—	—
Benefits paid	731	752	837	371	374	398	144	156	141
Exchange adjustments	—	—	—	804	(362)	(514)	362	(169)	(254)
Reclassification to held for sale (note 10)	—	—	—	460	—	—	149	—	—
Closing defined benefit obligations	(13,645)	(12,844)	(14,276)	(6,931)	(8,085)	(7,155)	(3,031)	(3,697)	(3,508)

Changes in the value of plan assets

	2021	2020	2019
	£m	£m	£m
Opening fair value of plan assets	23,748	24,793	23,858
Interest income	613	728	749
Return on plan assets in excess of/(less than) interest¹	2,554	(1,240)	490
Administration costs	(18)	(16)	(14)
Employer contributions	274	327	419
Employee contributions	1	1	1
Benefits paid	(1,244)	(1,279)	(1,377)
Exchange adjustments	(980)	434	667
Reclassification to held for sale (note 10)	(560)	—	—
Closing fair value of plan assets	24,388	23,748	24,793
Actual return on plan assets	3,167	(512)	1,239
Expected contributions to plans in the following year	212	269	307
1.    This includes actuarial losses from the purchase of buy-in policies of £0.1 billion (2020: £0.7 billion).
The geographical split of pensions and other post-retirement benefits is as shown below:

	UK pensions			US pensions			US other post-retirement benefits
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening fair value of plan assets	14,364	15,507	15,330	6,972	6,646	6,030	2,412	2,640	2,498
Interest income	334	366	389	208	259	256	71	103	104
Return on plan assets in excess of/ (less than) interest¹	581	(908)	457	1,151	(26)	62	822	(306)	(29)
Administration costs	(9)	(9)	(6)	(7)	(6)	(7)	(2)	(1)	(1)
Employer contributions	138	156	174	110	153	231	26	18	14
Employee contributions	1	1	1	—	—	—	—	—	—
Benefits paid	(729)	(749)	(838)	(371)	(374)	(398)	(144)	(156)	(141)
Exchange adjustments	—	—	—	(721)	320	472	(259)	114	195
Reclassification to held for sale (note 10)	—	—	—	(433)	—	—	(127)	—	—
Closing fair value of plan assets	14,680	14,364	15,507	6,909	6,972	6,646	2,799	2,412	2,640
Actual return on plan assets	915	(542)	846	1,359	233	318	893	(203)	75
Expected contributions to plans in the following year	93	137	148	113	125	150	6	7	9
1.    This includes actuarial losses from the purchase of buy-in policies of £0.1 billion (2020: £0.7 billion).

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

25. Pensions and other post-retirement benefits continued
Main defined benefit risks
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
The most significant risks associated with the DB plans are:
•investment risk – the plans invest in a variety of asset classes, with actual returns likely to differ from the underlying discount rate adopted, impacting the funding position of the plan through the net balance sheet asset or liability. Each plan seeks to balance the level of investment return required with the risk that it can afford to take, to design the most appropriate investment portfolio. Volatility will be controlled through using liability-matching asset strategies including bulk annuities, as well as interest rate hedging and management of foreign exchange exposure, and diversification of the return-seeking assets;
•changes in bond yields – liabilities are calculated using discount rates set with reference to the yields on high-quality corporate bonds prevailing in the UK and US debt markets and will fluctuate as yields change;
•member longevity – longevity is a key driver of liabilities and changes in life expectancy have a direct impact on liabilities. Improvements in life expectancy will lead to pension payments being paid for longer than expected and benefits ultimately being more expensive. This risk has been partly mitigated by recent scheme investment transactions including a longevity insurance contract (longevity swap) for NGEG of ESPS and three separate buy-in policies for NGUKPS Section A and B;
•counterparty risk – is managed by having a diverse range of counterparties and through having a strong collateralisation process (including for the longevity swap held by NGEG of ESPS). Measurement and management of counterparty risk is delegated to the relevant investment managers. For our bulk annuity policies, various termination provisions were introduced in the contracts, managing our exposure to counterparty risk. The insurers’ operational performance and financial strength are monitored on a regular basis;
•currency risk – fluctuations in the value of foreign denominated assets due to exposure to currency exchange rates is managed through a combination of segregated currency hedging overlay and currency hedging carried out by some of the investment managers; and
•inflation risk – changes in inflation will affect the current and future pensions but are partially mitigated through investing in inflation-matching assets and hedging instruments as well as bulk annuity buy-in policies.
Defined benefit investment strategies
In the UK, each plan has a Trustee that is the governing body. The Trustees’ responsibilities are set out in the Trust Deed and Rules. In the US, the fiduciary committee for all the retirement plans is the Retirement Plan Committee (RPC). The RPC is structured in accordance with US laws governing retirement plans under the Employee Retirement Income Security Act (ERISA). The Trustees and RPC, after taking advice from professional investment advisors and in consultation with National Grid, set the key principles, including expected returns, risk and liquidity requirements. In setting these they take into account expected contributions, maturity of the pension liabilities, and in the UK, the strength of the covenant. The Trustees and RPC formulate an investment strategy to manage risk through diversification. Where appropriate, the strategies may include interest rate and inflation hedging instruments, and currency hedging to hedge specific risks.
Investments are usually grouped into:
•    return-seeking assets – equities, property and diversified funds where the objective is to achieve growth within the constraints of the plans’ risk profiles. These assets should produce returns greater than the liability increase, so improving the funding position, and are assessed by reference to benchmarks and performance targets agreed with the investment managers; and
•    liability-matching assets – liability-driven investment (LDI) funds, buy-ins, government securities, corporate bonds and swaps, where the objective is to secure fixed or inflation-adjusted cash flows in future. These investments are generally expected to match the change in liability valuation, so protecting the funding position. Bonds and securities are also measured against certain market benchmarks.
The approximate investment allocations for our plans is as follows:

	2021			2020			2019
	UK pensions	US pensions	US other post-retirement benefits	UK pensions	US pensions	US other post-retirement benefits	UK pensions	US pensions	US other post-retirement benefits
	%	%	%	%	%	%	%	%	%
Return-seeking assets	18	55	74	21	49	71	23	56	73
Liability-matching assets	82	45	26	79	51	29	77	44	27

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

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
25. Pensions and other post-retirement benefits continued
Defined benefit investment strategies continued
In the UK, both NGUKPS and NGEG of ESPS have Responsible Investment (RI) Policies, which take into account Environmental, Social and Governance (ESG) factors. The NGUKPS RI also incorporates the six UN-backed Principles for Responsible Investment (UNPRI). The Trustees believe that ESG factors can be material to financial outcomes and therefore these should and will be considered alongside other factors. The Trustees recognise that their primary responsibility remains a fiduciary one, i.e. their first duty is to ensure the best possible return on investments with the appropriate level of risk. However, the Trustees also recognise the increasing materiality of ESG factors and that they have a fiduciary and regulatory duty to consider RI, including ESG factors and the potential impact on the quality and sustainability of long-term investment returns and therefore on the Trustees’ primary fiduciary duty.
In the US, the regulatory and political landscape is evolving with respect to ESG investments within retirement plans. The prior administration had restrictive policies around ESG investments in retirement plans. The current administration is more supportive of ESG investments which will allow fiduciaries more opportunities to incorporate ESG principles into their investment strategy and still remain compliant with ERISA, the federal law governing US retirement plans. Currently, many of the active investment managers for the National Grid US plans utilise ESG factors as part of their investment screening process.
Asset allocations
Within the asset allocations below, there is significant diversification across regions, asset managers, currencies and bond categories.
UK pensions

	2021					2020					2019
	Quoted		Unquoted		Total	Quoted		Unquoted		Total	Quoted		Unquoted	Total
	£m		£m		£m	£m		£m		£m	£m		£m	£m
Equities	555		801		1,356	732		732		1,464	1,181		784	1,965
Corporate bonds	3,730		37		3,767	3,837		—		3,837	3,625		—	3,625
Government securities	1,836		—		1,836	2,051		—		2,051	6,114		—	6,114
Property	104		565		669	103		585		688	108		749	857
Diversified alternatives	—		712		712	—		893		893	—		771	771
Liability-matching assets	1,731	¹	4,133	²	5,864	1,704	¹	3,278	²	4,982	1,751	¹	—	1,751
Longevity swap	—		(64)		(64)	—		(51)		(51)	—		(35)	(35)
Cash and cash equivalents	34		250		284	29		222		251	40		259	299
Other (including net current assets and liabilities)	—		256		256	—		249		249	—		160	160
	7,990		6,690		14,680	8,456		5,908		14,364	12,819		2,688	15,507
1.    Consists of pooled funds which invests mainly in fixed interest securities.
2.    Comprises the buy-in policies held by NGUKPS.
US pensions

	2021			2020			2019
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	560	2,359	2,919	467	2,043	2,510	533	2,178	2,711
Corporate bonds	1,547	507	2,054	1,640	518	2,158	1,329	425	1,754
Government securities	354	527	881	535	732	1,267	422	640	1,062
Property	—	264	264	—	307	307	—	316	316
Diversified alternatives	167	458	625	162	464	626	183	487	670
Infrastructure	—	130	130	—	121	121	—	99	99
Cash and cash equivalents	24	—	24	24	—	24	21	—	21
Other (including net current assets and liabilities)	12	—	12	(44)	3	(41)	(8)	21	13
	2,664	4,245	6,909	2,784	4,188	6,972	2,480	4,166	6,646

US other post-retirement benefits

	2021			2020			2019
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equities	419	1,303	1,722	353	1,037	1,390	404	1,184	1,588
Corporate bonds	13	—	13	15	—	15	19	—	19
Government securities	533	3	536	551	1	552	540	3	543
Diversified alternatives	185	172	357	162	161	323	175	166	341
Other¹	—	171	171	—	132	132	—	149	149
	1,150	1,649	2,799	1,081	1,331	2,412	1,138	1,502	2,640
1.    Other primarily comprises insurance contracts.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

26. Provisions

Provisions are recognised when an obligation exists resulting from a past event, and it is probable that cash will be paid to settle it, but the exact amount of cash required can only be estimated. The majority of our provisions relate to environmental remediation, specifically in relation to certain Superfund sites in the US, being sites we own or have owned in the past where hazardous substances are present as a result of the historic operations of manufactured gas plants in Brooklyn, New York. We also recognise provisions for decommissioning costs for various assets we would be required to remove at the end of their lives, the costs associated with restructuring plans and for lease contracts we have entered into that are now loss-making.

In determining the quantum of the provision we recognise, we make estimates in relation to management’s best judgement of the evaluation of the likelihood and the probability of exposure to potential loss, and the costs that would be incurred. Should circumstances change following unforeseeable developments, the likelihood or quantum could alter.

Provisions are recognised where a legal or constructive obligation exists at the reporting date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.
The quantum of the provision recognised for decommissioning, environmental, restructuring and other costs is based on estimated future expenditure, discounted to present values. An initial estimate of decommissioning and environmental costs attributable to property, plant and equipment is recorded as part of the original cost of the related property, plant and equipment. Provisions to decommission significant portions of our regulated transmission and distribution assets are not recognised where no legal obligations exist, and a realistic alternative exists to incurring costs to decommission assets at the end of their life. In any case, even if a legal or constructive obligation did exist, it is not currently determinable when remediation work would take place and therefore no provision would be recorded at this point.
Changes in the provision arising from revised estimates, discount rates or changes in the expected timing of expenditure that relates to property, plant and equipment are recorded as adjustments to their carrying value and depreciated prospectively over their remaining estimated useful economic lives; otherwise such changes are recognised in the income statement.
The unwinding of the discount is included within the income statement within finance costs.

	Environmental £m	Decommissioning £m	Restructuring £m	Other £m	Total provisions £m
At 1 April 2019	1,639	188	83	289	2,199
Exchange adjustments	82	5	—	10	97
Additions¹	437	93	7	52	589
Unused amounts reversed	(29)	(16)	(16)	(9)	(70)
Unwinding of discount	65	5	—	7	77
Utilised	(123)	(21)	(39)	(55)	(238)
At 31 March 2020	2,071	254	35	294	2,654
Exchange adjustments	(185)	(9)	(1)	(21)	(216)
Additions	26	42	11	67	146
Unused amounts reversed	(38)	(27)	—	(16)	(81)
Unwinding of discount	66	7	—	5	78
Utilised	(161)	(16)	(19)	(62)	(258)
Reclassification to held for sale (note 10)	(79)	(7)	—	(10)	(96)
At 31 March 2021	1,700	244	26	257	2,227

	2021	2020
	£m	£m
Current	260	348
Non-current	1,967	2,306
	2,227	2,654
1.    For the year ended 31 March 2020, £402 million of additions related to exceptional environmental provisions, of which £76 million related to the impact of the change in the real discount rate from 1% to 0.5% during the year (see note 5 for details).

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
26. Provisions continued
Environmental provisions
The environmental provision represents the estimated restoration and remediation costs relating to a number of sites owned and managed by subsidiary undertakings, together with certain US sites that National Grid no longer owns. The environmental provision is as follows:

	2021			2020
	Discounted £m	Undiscounted £m	Real discount rate	Discounted £m	Undiscounted £m	Real discount rate
UK sites	167	171	0.5%	175	184	0.5%
US sites	1,533	1,583	0.5%	1,896	1,955	0.5%
	1,700	1,754		2,071	2,139

The remediation expenditure in the UK relates to old gas manufacturing sites and also to electricity transmission sites. Cash flows are expected to be incurred until 2075, although the weighted average duration of the cash flows is 15 years. A number of estimation uncertainties affect the calculation of the provision, including the impact of regulation, the accuracy of site surveys, unexpected contaminants, transportation costs, the impact of alternative technologies and changes in the real discount rate. This provision incorporates our best estimate of the financial effect of these uncertainties, but future changes in any of the assumptions could materially impact the calculation of the provision. The undiscounted amount is the undiscounted best estimate of the liability having regard to these uncertainties.
The remediation expenditure in the US is expected to be incurred until 2069, of which the majority relates to three Superfund sites (being sites where hazardous substances are present as a result of the historic operations of manufactured gas plants in Brooklyn, New York). The weighted average duration of the cash flows is 10 years. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK sites. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers.
Decommissioning provisions
The decommissioning provisions primarily include £160 million (2020: £174 million) of expenditure relating to asset retirement obligations estimated to be incurred until 2104 and £60 million (2020: £74 million) of expenditure relating to the demolition of gas holders, which is estimated to be incurred until 2026.
Restructuring provisions
In 2021, we are undertaking the design and implementation of our new operating model in both our UK and US businesses, which resulted in the recognition of a £11 million provision in the year. The income statement expense relating to the provision has been treated as an exceptional item, and details are provided in note 5.
Other provisions
Included within other provisions at 31 March 2021 are the following amounts:
•    £166 million (2020: £164 million) of estimated liabilities in respect of past events insured by insurance subsidiary undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years, but we currently expect that cash flows will be incurred until 2049;
•    £21 million (2020: £37 million) in respect of legacy provisions recognised following the sale of UK Gas Distribution;
•    £27 million (2020: £31 million) in respect of onerous lease commitments and rates payable on surplus properties with expenditure expected to be incurred until ###; and
•    £13 million (2020: £17 million) in respect of emissions provisions.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

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

	Allotted, called-up and fully paid
	million	£m
At 1 April 2019	3,687	458
Issued during the year in lieu of dividends¹	93	12
At 31 March 2020	3,780	470
Issued during the year in lieu of dividends¹	35	4
At 31 March 2021	3,815	474
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
Treasury shares
At 31 March 2021, the Company held 266 million (2020: 272 million) of its own shares. The market value of these shares as at 31 March 2021 was £2,296 million (2020: £2,574 million).
For the benefit of employees and in connection with the operation of the Company’s various share plans, the Company made the following transactions in respect of its own shares during the year ended 31 March 2021:
i.    During the year, 4 million (2020: 3 million) treasury shares were gifted to National Grid Employee Share Trusts and 2 million (2020: 2 million) treasury shares were re-issued in relation to employee share schemes, in total representing approximately 0.2% (2020: 0.1%) of the ordinary shares in issue as at 31 March 2021. The nominal value of these shares was £1 million (2020: £1 million) and the total proceeds received were £17 million (2020: £17 million). National Grid settles share awards under its Long Term Incentive Plan and the Save As You Earn scheme, by the transfer of treasury shares to its employee share trusts.
ii.    During the year, the Company made payments totalling £2 million (2020: £6 million) to National Grid Employee Share Trusts to enable the trustees to make purchases of National Grid plc shares to settle share awards in relation to all employee share plans and discretionary reward plans. The cost of such purchases is deducted from retained earnings in the period that the transaction occurs.
The maximum number of ordinary shares held in treasury during the year was 272 million (2020: 277 million) representing approximately 7.1% (2020: 7.3%) of the ordinary shares in issue as at 31 March 2021 and having a nominal value of £34 million (2020: £34 million).

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
28. Other equity reserves

Other equity reserves are different categories of equity as required by accounting standards and represent the impact of a number of our historical transactions or fair value movements on certain financial instruments that the Company holds.

Other equity reserves comprise the translation reserve (see accounting policy C in note 1), cash flow hedge reserve and the cost of hedging reserve (see note 32), debt instruments at fair value through other comprehensive income reserve (FVOCI debt) and equity investments at fair value through other comprehensive income reserve (FVOCI equity) (see note 15), the capital redemption reserve and the merger reserve.
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

	Translation £m	Cash flow hedge £m	Cost of hedging £m	Available-for-sale £m	FVOCI equity £m	FVOCI debt £m	Own credit £m	Capital redemption £m	Merger £m	Total £m
At 1 April 2018 (as previously reported)	390	128	—	88	—	—	—	19	(5,165)	(4,540)
Transfer on transition to IFRS 9	—	(3)	76	(88)	34	46	7	—	—	72
At 1 April 2018 (as restated)	390	125	76	—	34	46	7	19	(5,165)	(4,468)
Exchange adjustments[1,2]	360	—	—	—	—	—	—	—	—	360
Net (losses)/gains taken to equity	—	(206)	(107)	—	—	2	7	—	—	(304)
Share of net gains of associates taken to equity	—	1	—	—	—	—	—	—	—	1
Transferred to profit or loss	—	166	41	—	—	—	—	—	—	207
Net losses in respect of cash flow hedging of capital expenditure	—	(13)	—	—	—	—	—	—	—	(13)
Tax	—	6	7	—	—	—	(1)	—	—	12
Cash flow hedges transferred to the statement of financial position, net of tax	—	(18)	—	—	—	—	—	—	—	(18)
At 1 April 2019	750	61	17	—	34	48	13	19	(5,165)	(4,223)
Exchange adjustments[1,2]	560	—	—	—	—	—	—	—	—	560
Net losses taken to equity	—	(142)	(33)	—	(13)	(15)	(3)	—	—	(206)
Share of net losses of associates taken to equity	—	(5)	—	—	—	—	—	—	—	(5)
Transferred to profit or loss	—	14	(45)	—	—	—	—	—	—	(31)
Net losses in respect of cash flow hedging of capital expenditure	—	(17)	—	—	—	—	—	—	—	(17)
Tax	—	29	11	—	4	(2)	—	—	—	42
Cash flow hedges transferred to the statement of financial position, net of tax	—	(15)	—	—	—	—	—	—	—	(15)
At 1 April 2020	1,310	(75)	(50)	—	25	31	10	19	(5,165)	(3,895)
Exchange adjustments¹	(1,345)	—	—	—	—	—	—	—	—	(1,345)
Net gains/(losses) taken to equity	—	14	11	—	36	80	(11)	—	—	130
Share of net gains of associates taken to equity	—	1	—	—	—	—	—	—	—	1
Transferred to profit or loss	—	56	3	—	—	—	—	—	—	59
Net losses in respect of cash flow hedging of capital expenditure	—	(14)	—	—	—	—	—	—	—	(14)
Tax	—	(13)	8	—	(10)	—	2	—	—	(13)
Cash flow hedges transferred to the statement of financial position, net of tax	—	(17)	—	—	—	—	—	—	—	(17)
At 31 March 2021	(35)	(48)	(28)	—	51	111	1	19	(5,165)	(5,094)
1.    The exchange adjustments recorded in the translation reserve comprise a loss of £1,507 million (2020: gain of £545 million; 2019: gain of £896 million) relating to the translation of foreign operations offset by a gain of £183 million (2020: gain of £5 million; 2019: loss of £550 million) relating to borrowings, cross-currency swaps and foreign exchange forward contracts used to hedge the net investment in non-sterling denominated subsidiaries.
2.    Comparative amounts have been revised as described in note 1F.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

29. Net debt

We define net debt as the amount of borrowings and overdrafts less cash, current financial investments and related financing derivatives.

(a) Composition of net debt
Net debt is comprised as follows:

	2021	2020	2019
	£m	£m	£m
Cash and cash equivalents	157	73	252
Current financial investments	2,342	1,998	1,981
Borrowings	(31,220)	(30,794)	(28,730)
Financing derivatives¹	175	133	(32)
	(28,546)	(28,590)	(26,529)
1.    The financing derivatives balance included in net debt excludes the commodity derivatives (see note 17).

(b) Analysis of changes in net debt

	Notes	Cash and cash equivalents £m	Financial investments £m	Borrowings £m	Financing derivatives £m	Total[1] £m
At 1 April 2018		329	2,694	(26,625)	600	(23,002)
Impact of transition to IFRS 9	37	—	—	(32)	—	(32)
Cash flow	29(c)	(80)	(846)	(240)	422	(744)
Fair value gains and losses		—	14	(9)	(1,011)	(1,006)
Foreign exchange movements		3	79	(724)	—	(642)
Interest income/(charges)	6	—	29	(1,062)	(43)	(1,076)
Other non-cash movements		—	11	(38)	—	(27)
At 1 April 2019		252	1,981	(28,730)	(32)	(26,529)
Impact of transition to IFRS 16	37	—	—	(474)	—	(474)
Cash flow	29(c)	(183)	(42)	450	450	675
Fair value gains and losses		—	1	(57)	(246)	(302)
Foreign exchange movements		4	24	(807)	—	(779)
Interest income/(charges)	6	—	34	(1,092)	(39)	(1,097)
Other non-cash movements		—	—	(84)	—	(84)
At 1 April 2020		73	1,998	(30,794)	133	(28,590)
Cash flow	29(c)	95	429	(2,336)	4	(1,808)
Fair value gains and losses		—	14	159	31	204
Foreign exchange movements		(7)	(106)	1,710	—	1,597
Interest income/(charges)	6	—	7	(946)	7	(932)
Other non-cash movements		—	—	(136)	—	(136)
Reclassification to held for sale	10	(4)	—	1,123	—	1,119
At 31 March 2021		157	2,342	(31,220)	175	(28,546)
Balances at 31 March 2021 comprise:
Non-current assets		—	—	—	514	514
Current assets		157	2,342	—	428	2,927
Current liabilities		—	—	(3,737)	(70)	(3,807)
Non-current liabilities		—	—	(27,483)	(697)	(28,180)
		157	2,342	(31,220)	175	(28,546)
1.    Includes accrued interest at 31 March 2021 of £263 million (2020: £246 million; 2019: £223 million).
2.    Cash flows on current financial investments are comprised of £7 million (2020: £35 million; 2019: £24 million) of interest received and £436 million of cash inflows (2020: £7 million outflows; 2019: £822 million outflows) of net cash flow movements in short-term financial investments, as presented in the consolidated cash flow statement.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
29. Net debt continued
(c) Reconciliation of cash flow from liabilities within net debt to cash flow statement

	2021		2020		2019
	Borrowings and other £m	Financing derivatives £m	Borrowings and other £m	Financing derivatives £m	Borrowings and other £m	Financing derivatives £m
Cash flows per financing activities section of cash flow statement:
Proceeds received from loans	5,645	—	4,218	—	2,932	—
Repayment of loans	(1,663)	—	(3,253)	—	(1,969)	—
Payments of lease liabilities	(112)	—	(121)	—	(70)	—
Net movements in short-term borrowings	(759)	—	(424)	—	179	—
Cash inflows on derivatives	—	58	—	62	—	221
Cash outflows on derivatives	—	(185)	—	(249)	—	(186)
Interest paid	(804)	(31)	(904)	(53)	(856)	(58)
Cash flows per financing activities section of cash flow statement	2,307	(158)	(484)	(240)	216	(23)
Adjustments:
Non-net debt-related items	29	—	34	—	24	—
Derivative cash inflow in relation to capital expenditure	—	10	—	13	—	13
Derivative cash inflows per investing section of cash flow statement	—	225	—	58	—	17
Derivative cash outflows per investing section of cash flow statement	—	(81)	—	(281)	—	(429)
Cash flows relating to financing liabilities within net debt	2,336	(4)	(450)	(450)	240	(422)

Analysis of changes in net debt:
Borrowings	2,336	—	(450)	—	240	—
Financing derivatives	—	(4)	—	(450)	—	(422)
Cash flow movements relating to financing liabilities within net debt	2,336	(4)	(450)	(450)	240	(422)

(d) Reconciliation of changes in liabilities arising from financing activities
The table below reconciles changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. For the purposes of this table, the liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the consolidated cash flow statement within financing activities. As a result we have separately disclosed the reconciliation below, excluding derivatives associated with our net investment hedges and derivatives associated with the hedging of capital expenditure, given that they are both classified in the consolidated cash flow statement within investing activities.

	Notes	Borrowings £m	Financing derivatives £m	Total £m
At 1 April 2018		(26,625)	553	(26,072)
Impact of transition to IFRS 9	37	(32)	—	(32)
Cash flow	29(c)	(240)	23	(217)
Fair value gains and losses		(9)	(334)	(343)
Foreign exchange movements		(724)	—	(724)
Interest charges	6	(1,062)	(14)	(1,076)
Other non-cash movements		(38)	—	(38)
At 1 April 2019		(28,730)	228	(28,502)
Impact of transition to IFRS 16	37	(474)	—	(474)
Cash flow	29(c)	450	240	690
Fair value gains and losses		(57)	(231)	(288)
Foreign exchange movements		(807)	—	(807)
Interest charges	6	(1,092)	(9)	(1,101)
Other non-cash movements		(84)	—	(84)
At 1 April 2020		(30,794)	228	(30,566)
Cash flow	29(c)	(2,336)	158	(2,178)
Fair value gains and losses		159	(301)	(142)
Foreign exchange movements		1,710	—	1,710
Interest charges	6	(946)	11	(935)
Other non-cash movements		(136)	—	(136)
Reclassification to held for sale	10	1,123	—	1,123
At 31 March 2021		(31,220)	96	(31,124)

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

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

	2021	2020
	£m	£m
Future capital expenditure
Contracted for but not provided	2,716	2,629
Energy purchase commitments¹
Less than 1 year	1,255	1,365
In 1 to 2 years	894	890
In 2 to 3 years	975	973
In 3 to 4 years	959	955
In 4 to 5 years	896	861
More than 5 years	10,805	11,314
	15,784	16,358
Guarantees²
Guarantee of sublease for US property (expires 2040)	149	173
Guarantees of certain obligations of Grain LNG (expire up to 2025)	33	34
Guarantees of certain obligations for construction of HVDC West Coast Link (expected expiry 2059)	85	92
Guarantees of certain obligations of National Grid North Sea Link Limited (various expiry dates)²	584	683
Guarantees of certain obligations of St William Homes LLP (various expiry dates)³	53	30
Guarantees of certain obligations of National Grid IFA 2 Limited (expected expiry 2022)²	170	564
Guarantees of certain obligations of National Grid Viking Link Limited (expected expiry 2024)	1,276	1,096
Other guarantees and letters of credit (various expiry dates)	486	150
	2,836	2,822
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
2.    Included within total guarantees are guarantees to both joint ventures and Engineering, Procurement and Construction contractors regarding the construction of interconnectors of £136 million (2020: £358 million).
3.    Includes guarantees to related parties.
Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
31. Related party transactions

Related parties include joint ventures, associates, investments and key management personnel.

The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms:

	2021	2020	2019
	£m	£m	£m
Sales: Goods and services supplied to a pension plan	3	5	5
Sales: Goods and services supplied to joint ventures¹	79	101	151
Sales: Goods and services supplied to associates²	1	33	192
Purchases: Goods and services received from joint ventures³	35	61	26
Purchases: Goods and services received from associates³	43	56	141

Receivable from joint ventures[4]	263	255	584
Receivable from associates[4]	—	1	368
Payable to joint ventures	17	—	8
Payable to associates	3	4	12
Interest income from joint ventures	—	2	5
Interest income from associates	—	8	23

Dividends received from joint ventures[5]	49	34	30
Dividends received from associates[6]	32	41	171
1.    During the year, £14 million (2020: £38 million; 2019: £139 million) of property sites were sold to St William Homes LLP, £50 million of sales were made to Emerald Energy Venture LLC (2020: £21 million; 2019: £nil) and a further £6 million (2020: £32 million; 2019; £2 million) of sales were made to NGET/SPT Upgrades Limited.
2.    In previous years, sales related to transactions with Quadgas, until the date it ceased to be a related party following the disposal of our 39% stake in June 2019 (see note 10) and included income of £31 million in 2020 and £52 million in 2019 relating to a Transitional Service Agreement following the sale of the UK Gas Distribution business to Quadgas.
3.    During the year, the Group received goods and services from a number of US associates, both for the transportation of gas and for pipeline services in the US, most notably, £41 million (2020: £31 million; 2019: £30 million) of purchases from Millennium Pipeline Company LLC. The Group also purchased assets of £5 million (2020: £58 million; 2019: £26 million) from NGET/SPT Upgrades Limited (a joint venture).
4.    Amounts receivable from joint ventures include £241 million (2020: £242 million; 2019: £325 million) in relation to St William Homes LLP. There are no longer loans receivable from Quadgas (2020: £nil; 2019: £352 million) and Nemo Link (a joint venture) (2020: £nil; 2019: £258 million).
5.    Includes dividends of £18 million (2020: £25 million; 2019: £30 million) received from BritNed Development Limited and £25 million (2020: £8 million; 2019:£ nil) from Nemo Link Limited.
6.    Includes dividends of £31 million (2020: £32 million; 2019: £24 million) received from Millennium Pipeline Company LLC. Dividends of £133 million were received from Quadgas in 2019.
Details of investments in principal subsidiary undertakings, joint ventures and associates are disclosed in note 34, and information relating to pension fund arrangements is disclosed in note 25. For details of Directors’ and key management remuneration, refer to note 4(c).

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

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

32. Financial risk management continued
Hedge accounting relationships are designated in line with risk management activities further described below. The categories of hedging entered into are as follows:
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
Refer to sections (c) currency risk and (d) interest rate risk below for further details on hedge accounting.
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
Treasury credit risk
Counterparty risk arises from the investment of surplus funds and from the use of derivative financial instruments. As at 31 March 2021, the following limits were in place for investments and derivative financial instruments held with banks and financial institutions:

	Maximum limit £m	Long-term limit £m
Triple ‘A’ G7 sovereign entities (AAA)	2,259	1,129
Triple ‘A’ vehicles (AAA)	500	—
Triple ‘A’ range institutions and non-G7 sovereign entities (AAA)	1,232	616
Double ‘A+’ G7 sovereign entities (AA+)	2,054	1,027
Double ‘A’ range institutions (AA)	822 to 1,027	411 to 513
Single ‘A’ range institutions (A)	288 to 411	144 to 205

The maximum limit applies to all transactions, including long-term transactions. The long-term limit applies to transactions which mature in more than 12 months’ time.
As at 31 March 2021 and 2020, we had a number of exposures to individual counterparties. In accordance with our treasury policies, counterparty credit exposure utilisations are monitored daily against the counterparty credit limits. Counterparty credit ratings and market conditions are reviewed continually with limits being revised and utilisation adjusted, if appropriate. Management does not expect any significant losses from non-performance by these counterparties. Further information on financial investments subject to impairment provisioning is included in note 15.
Commodity credit risk
The credit policy for US-based commodity transactions is owned by the Finance Committee to the Board, which establishes controls and procedures to determine, monitor and minimise the credit exposure to counterparties.
Wholesale and retail credit risk
Our principal commercial exposure in the UK is governed by the credit rules within the regulated codes: Uniform Network Code and Connection and Use of System Code. These set out the level of credit relative to the RAV for each credit rating. In the US, we are required to supply electricity and gas under state regulations. Our policies and practices are designed to limit credit exposure by collecting security deposits prior to providing utility services, or after utility services have commenced if certain applicable regulatory requirements are met. Collection activities are managed on a daily basis. Sales to retail customers are usually settled in cash, cheques, electronic bank payments or by using major credit cards. We are committed to measuring, monitoring, minimising and recording counterparty credit risk in our wholesale business. The utilisation of credit limits is regularly monitored, and collateral is collected against these accounts when necessary.
Since March 2020, the Group’s US distribution business ceased certain cash collection and termination activities in response to regulatory instructions following the COVID-19 pandemic. This has resulted in the recognition of expected credit losses (see note 19 for further details).

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
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
Financial assets and liabilities on different transactions would only be reported net in the balance sheet if the transactions were with the same counterparty, a currently enforceable legal right of offset exists, and the cash flows were intended to be settled on a net basis.
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
For bank account balances and bank overdrafts, there are no ‘Gross amounts offset’ under cash pooling arrangements (2020: £23 million). Our UK bank accounts for National Grid subsidiaries previously participated in GBP, EUR and USD Composite Accounting System overdraft facilities subject to offsetting gross and net overdraft limits. EUR and USD offsetting arrangements have been discontinued in the year and GBP offsetting arrangements have no impact as at 31 March 2021. In the US, no offsetting arrangements exist, and cash transactions are settled through Service Company bank accounts with subsequent intercompany payables and receivables reported by subsidiaries with the Service Company.
The gross amounts offset for trade payables and receivables, which are subject to general terms and conditions, are insignificant.

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2021	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	942	—	942	(234)	(561)	147
Commodity contract derivatives	57	—	57	(8)	—	49
	999	—	999	(242)	(561)	196
Liabilities
Financing derivatives	(767)	—	(767)	234	467	(66)
Commodity contract derivatives	(132)	—	(132)	8	4	(120)
	(899)	—	(899)	242	471	(186)

	100	—	100	—	(90)	10

				Related amounts available to be offset but not offset in statement of financial position
At 31 March 2020	Gross carrying amounts £m	Gross amounts offset £m	Net amount presented in statement of financial position £m	Financial instruments £m	Cash collateral received/ pledged £m	Net amount £m
Assets
Financing derivatives	1,267	—	1,267	(351)	(694)	222
Commodity contract derivatives	75	—	75	(5)	(3)	67
	1,342	—	1,342	(356)	(697)	289
Liabilities
Financing derivatives	(1,134)	—	(1,134)	351	646	(137)
Commodity contract derivatives	(200)	—	(200)	5	8	(187)
	(1,334)	—	(1,334)	356	654	(324)

	8	—	8	—	(43)	(35)

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

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
Our debt agreements and banking facilities contain covenants, including those relating to the periodic and timely provision of financial information by the issuing entity, restrictions on disposals and financial covenants, such as restrictions on the level of subsidiary indebtedness. Failure to comply with these covenants, or to obtain waivers of those requirements, could in some cases trigger a right, at the lender’s discretion, to require repayment of some of our debt and may restrict our ability to draw upon our facilities or access the capital markets.
The following is a payment profile of our financial liabilities and derivatives:

At 31 March 2021	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding lease liabilities	(3,350)	(1,690)	(806)	(25,562)	(31,408)
Interest payments on borrowings¹	(810)	(755)	(731)	(12,018)	(14,314)
Lease liabilities	(118)	(108)	(90)	(599)	(915)
Other non-interest-bearing liabilities	(3,207)	(350)	—	—	(3,557)
Contingent consideration	(40)	(24)	—	—	(64)
Derivative financial liabilities
Financing derivatives – receipts²	3,773	749	451	4,326	9,299
Financing derivatives – payments²	(3,899)	(877)	(533)	(5,153)	(10,462)
Commodity contract derivatives – receipts²	12	—	—	—	12
Commodity contract derivatives – payments²	(83)	(23)	(14)	(12)	(132)
Derivative financial assets
Financing derivatives – receipts²	2,162	926	833	1,789	5,710
Financing derivatives – payments²	(1,700)	(834)	(780)	(1,536)	(4,850)
Commodity contract derivatives – receipts²	21	4	1	1	27
Commodity contract derivatives – payments²	(21)	(4)	(2)	—	(27)
	(7,260)	(2,986)	(1,671)	(38,764)	(50,681)

At 31 March 2020	Less than 1 year £m	1 to 2 years £m	2 to 3 years £m	More than 3 years £m	Total £m
Non-derivative financial liabilities
Borrowings, excluding lease liabilities	(3,672)	(2,150)	(1,611)	(22,214)	(29,647)
Interest payments on borrowings¹	(765)	(750)	(714)	(12,002)	(14,231)
Lease liabilities	(132)	(114)	(99)	(629)	(974)
Other non-interest-bearing liabilities	(3,149)	(318)	—	—	(3,467)
Contingent consideration	(32)	(16)	(32)	(16)	(96)
Derivative financial liabilities
Financing derivatives – receipts²	2,249	986	1,208	3,510	7,953
Financing derivatives – payments²	(2,582)	(1,136)	(1,463)	(4,067)	(9,248)
Commodity contract derivatives – receipts²	4	2	—	—	6
Commodity contract derivatives – payments²	(116)	(50)	(24)	(12)	(202)
Derivative financial assets
Financing derivatives – receipts²	2,469	1,063	570	1,775	5,877
Financing derivatives – payments²	(2,271)	(527)	(375)	(1,478)	(4,651)
Commodity contract derivatives – receipts²	20	1	1	—	22
Commodity contract derivatives – payments²	(21)	—	—	—	(21)
	(7,998)	(3,009)	(2,539)	(35,133)	(48,679)
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

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
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
Derivative financial instruments were used to manage foreign currency risk as follows:

	2021					2020
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Cash and cash equivalents	63	—	94	—	157	18	—	55	—	73
Financial investments	1,215	—	1,127	—	2,342	813	—	1,185	—	1,998
Borrowings	(12,210)	(5,351)	(12,660)	(999)	(31,220)	(12,407)	(4,150)	(13,217)	(1,020)	(30,794)
Pre-derivative position	(10,932)	(5,351)	(11,439)	(999)	(28,721)	(11,576)	(4,150)	(11,977)	(1,020)	(28,723)
Derivative effect	(826)	5,459	(5,494)	1,036	175	(1,169)	4,341	(4,214)	1,175	133
Net debt position	(11,758)	108	(16,933)	37	(28,546)	(12,745)	191	(16,191)	155	(28,590)
The exposure to dollars largely relates to our net investment hedge activities; exposure to euros largely relates to hedges for our future non-sterling capital expenditure.
The currency exposure on other financial instruments is as follows:

	2021					2020
	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m	Sterling £m	Euro £m	Dollar £m	Other £m	Total £m
Trade and other receivables	282	—	1,387	—	1,669	306	—	1,403	—	1,709
Trade and other payables	(1,207)	—	(1,878)	—	(3,085)	(1,177)	—	(2,002)	—	(3,179)
Other non-current liabilities	(77)	—	(288)	—	(365)	(85)	—	(277)	—	(362)
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
Hedges of foreign currency funding are designated as cash flow hedges or fair value hedges of forward exchange risk (hedging both currency and interest rate risk together, where applicable). Gains and losses arising from foreign currency basis spreads are excluded from designation and are treated as a cost of hedging, deferred initially in other equity reserves and released into profit or loss over the life of the hedging relationship. Hedge accounting for funding is described further in the interest rate risk section below.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

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
LIBOR is being replaced as an interest rate benchmark by alternative reference rates in certain currencies including our functional currencies, USD and GBP, and foreign currencies in which we operate. This impacts contracts including financial liabilities that pay LIBOR-based cash flows, and derivatives that receive or pay LIBOR-based cash flows. The change in benchmark also affects discount rates which will impact the valuations of certain liabilities. We have disclosed our exposure to LIBOR on our derivative portfolio in note 17, on our borrowings in note 21 and on our hedging arrangements in note 32(e). We are managing the risk by planning to replace LIBOR cash flows with alternative reference rates on our affected contracts. The migration project is underway, with all affected contracts expected to be amended by 31 December 2021. As at 31 March 2021 no contracts had yet been amended. The Finance Committee of the Board have delegated to the treasury department the authority to determine which benchmarks are the most appropriate. A combination of LIBOR and the successor benchmarks, primarily GBP Sterling Overnight Index Average (SONIA) and USD Secured Overnight Financing Rate (SOFR) will be used in the portfolio during the migration period.
We also consider inflation risk and hold some inflation-linked borrowings. We believe that these provide a partial economic offset to the inflation risk associated with our UK inflation-linked revenues.
The table in note 21 sets out the carrying amount, by contractual maturity, of borrowings that are exposed to interest rate risk before taking into account interest rate swaps.
Net debt was managed using derivative financial instruments to hedge interest rate risk as follows:

	2021					2020
	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m	Fixed rate £m	Floating rate £m	Inflation linked £m	Other[1] £m	Total £m
Cash and cash equivalents	64	67	—	26	157	71	10	—	(8)	73
Financial investments	—	2,309	—	33	2,342	—	1,966	—	32	1,998
Borrowings	(23,163)	(1,762)	(6,295)	—	(31,220)	(20,969)	(3,085)	(6,740)	—	(30,794)
Pre-derivative position	(23,099)	614	(6,295)	59	(28,721)	(20,898)	(1,109)	(6,740)	24	(28,723)
Derivative effect	2,869	(2,511)	(183)	—	175	2,259	(1,892)	(234)	—	133
Net debt position	(20,230)	(1,897)	(6,478)	59	(28,546)	(18,639)	(3,001)	(6,974)	24	(28,590)
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
The Group early-adopted Phase I of IFRS Interest Rate Benchmark Reform amendments related to hedge accounting with effect from 1 April 2019, and Phase II with effect from 1 April 2020. The amendments impact our fair value hedging relationships where derivative cash flows will be transitioned from paying LIBOR to paying an alternative reference rate. The hedged risk must be re-documented to reflect this, and allow existing hedge designations to continue unchanged during the period of uncertainty relating to the timing and method of benchmark migrations.
The amendments will be applied until the earliest point in time of the Group’s contracts that reference LIBOR being amended, the hedging relationship being formally discontinued or formal market conventions ending uncertainty being published and widely adopted. If amended cash flows do not cause a hedging relationship to be discontinued, then the amendments will cease to be applied only when that relationship is discontinued under IFRS 9.
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

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
32. Financial risk management continued
(e) Hedge accounting
In accordance with the requirements of IFRS 7, certain additional information about hedge accounting is disaggregated by risk type and hedge designation type in the tables below:

Year ended 31 March 2021	Fair value hedges of foreign currency and interest rate risk	Cash flow hedges of foreign currency and interest rate risk	Cash flow hedges of foreign currency risk	Net investment hedges
	£m	£m	£m	£m
Consolidated statement of comprehensive income
Net gains/(losses) in respect of:
Cash flow hedges	—	14	(14)	—
Cost of hedging	(15)	(24)	—	50

Transferred to profit or loss in respect of:
Cash flow hedges	—	56	—	—
Cost of hedging	1	2	—	—

Consolidated statement of changes in equity
Other equity reserves – cost of hedging balances	(11)	(30)	—	6

Consolidated statement of financial position
Derivatives – carrying value of hedging instruments¹
Assets – current	—	10	2	5
Assets – non-current	187	59	1	140
Liabilities – current	—	(12)	(24)	(17)
Liabilities – non-current	(113)	(255)	(22)	—

Profiles of the significant timing, price and rate information of hedging instruments
Maturity range	Jan 2023 – Jan 2043	Sep 2021 – Nov 2040	Apr 2021 – Feb 2027	Mar 2022 – Sep 2027
Spot foreign exchange range:
GBP:USD	1.64	1.30 – 1.66	1.31 – 1.41	1.22 – 1.40
GBP:EUR	1.11 – 1.24	1.08 – 1.24	1.04 – 1.29	1.15 – 1.16
EUR:USD	1.13 – 1.17	1.13 – 1.14	n/a	n/a
Interest rate range:
GBP	LIBOR +30bps/+408bps	0.976% – 5.845%	n/a	n/a
USD	LIBOR +68bps/+115bps	2.513% – 3.864%	n/a	n/a
1.    The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the derivative amounts in the table above are grossed up by hedge type, whereas they are presented net at an instrument level in the statement of financial position.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

32. Financial risk management continued
(e) Hedge accounting continued

Year ended 31 March 2020	Fair value hedges of foreign currency and interest rate risk	Cash flow hedges of foreign currency and interest rate risk	Cash flow hedges of foreign currency risk	Net investment hedges
	£m	£m	£m	£m
Consolidated statement of comprehensive income
Net losses in respect of:
Cash flow hedges	—	(143)	(17)	—
Cost of hedging	5	(7)	—	(30)

Transferred to profit or loss in respect of:
Cash flow hedges	—	14	—	—
Cost of hedging	1	(1)	—	(45)

Consolidated statement of changes in equity
Other equity reserves – cost of hedging balances	2	(8)	—	(43)

Consolidated statement of financial position
Derivatives – carrying value of hedging instruments¹
Assets – current	1	—	4	9
Assets – non-current	247	106	8	—
Liabilities – current	(1)	(105)	(8)	(82)
Liabilities – non-current	(39)	(264)	(12)	(19)

Profiles of the significant timing, price and rate information of hedging instruments
Maturity range	May 2020 – Feb 2040	Jul 2020 – Dec 2039	Apr 2020 – Dec 2024	Jun 2020 – Sep 2027
Spot foreign exchange range:
GBP:USD	1.64	1.30 – 1.66	1.24 – 1.41	1.21 – 1.49
GBP:EUR	1.19 – 1.24	1.10 – 1.24	1.04 – 1.30	1.14
EUR:USD	1.13 – 1.17	1.13 – 1.14	n/a	n/a
Interest rate range:
GBP	LIBOR +30bps/+408bps	1.331% – 5.850%	n/a	n/a
USD	LIBOR –44bps/+115bps	1.103% – 3.864%	n/a	n/a
1.    The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the derivative amounts in the table above are grossed up by hedge type, whereas they are presented net at an instrument level in the statement of financial position.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
32. Financial risk management continued
(e) Hedge accounting continued
The following tables show the effects of hedge accounting on financial position and year-to-date performance for each type of hedge. These tables also present notional values of hedging instruments (and equal hedged exposures) impacted by IFRS 9 Interest Rate Benchmark Reform amendments.
(i) Fair value hedges of foreign currency and interest rate risk on recognised borrowings:

As at 31 March 2021		Balance of fair value hedge adjustments in borrowings		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings[1,2]	(2,755)	121	(85)	153	(127)	26
1.    The carrying value of the hedged borrowings is £2,714 million, of which £nil is current and £2,714 million is non-current.
2.    Included within the hedging instrument notional balance is £2,679 million impacted by Interest Rate Benchmark Reform amendments.

As at 31 March 2020		Balance of fair value hedge adjustments in borrowings		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings[1,2]	(1,751)	(31)	(95)	(42)	48	6
1.    The carrying value of the hedged borrowings was £1,883 million, of which £72 million was current and £1,811 million was non-current.
2.    Included within the hedging instrument notional balance was £1,675 million impacted by Interest Rate Benchmark Reform amendments.
(ii) Cash flow hedges of foreign currency and interest rate risk:

As at 31 March 2021		Balance in cash flow hedge reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings¹	(4,884)	(11)	(6)	(16)	16	—
Foreign currency risk on forecasted cash flows	(988)	(31)	3	17	(17)	—
1.    Included within the hedging instrument notional balance is £176 million impacted by Interest Rate Benchmark Reform amendments.

As at 31 March 2020		Balance in cash flow hedge reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Foreign currency and interest rate risk on borrowings¹	(4,127)	(69)	(22)	142	(143)	(1)
Foreign currency risk on forecasted cash flows	(794)	8	—	17	(17)	—
1.    Included within the hedging instrument notional balance was £176 million impacted by Interest Rate Benchmark Reform amendments.
(iii) Net investment hedges of foreign currency risk:

As at 31 March 2021		Balance in translation reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Currency risk on foreign operations¹	(2,786)	183	(2,826)	(183)	183	—
1.    Included within the hedging instrument notional balance is £nil impacted by Interest Rate Benchmark Reform amendments.

As at 31 March 2020		Balance in translation reserve		Change in value used for calculating ineffectiveness
	Hedging instrument notional	Continuing hedges	Discontinued hedges	Hedged item	Hedging instrument	Hedge ineffectiveness
Hedge type	£m	£m	£m	£m	£m	£m
Currency risk on foreign operations¹	(3,064)	45	(2,871)	(6)	6	—
1.    Included within the hedging instrument notional balance was £nil impacted by Interest Rate Benchmark Reform amendments.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

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
Under IFRS, where these supply contracts are not accounted for as leases, they are considered to comprise two components, being a forward purchase of power at spot prices, and a forward purchase of environmental certificates at a variable price (being the contract price less the spot power price). With respect to our current contracts, neither of these components meets the requirement to be accounted for as a derivative. The environmental certificates are currently required for compliance purposes, and at present there are no liquid markets for these attributes. Accordingly, this component meets the expected purchase or usage exemption of IFRS 9. We expect to enter into an increasing number of these contracts, in order to meet our compliance requirements in the short to medium term. In future, if and when liquid markets develop, and to the extent that we are in receipt of environmental certificates in excess of our required levels, this exemption may cease to apply, and we may be required to account for forward purchase commitments for environmental certificates as derivatives at fair value through profit and loss.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
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

	2021				2020
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Investments held at FVTPL	1,768	—	240	2,008	1,278	—	108	1,386
Investments held at FVOCI	99	416	—	515	83	352	—	435
Investments in associates	—	—	—	—	—	—	103	103
Financing derivatives	—	942	—	942	—	1,257	10	1,267
Commodity contract derivatives	—	12	45	57	—	9	66	75
	1,867	1,370	285	3,522	1,361	1,618	287	3,266
Liabilities
Financing derivatives	—	(584)	(183)	(767)	—	(889)	(245)	(1,134)
Commodity contract derivatives	—	(75)	(57)	(132)	—	(136)	(64)	(200)
Liabilities held at fair value	(682)	—	—	(682)	(741)	—	—	(741)
Contingent consideration[1]	—	—	(57)	(57)	—	—	(74)	(74)
	(682)	(659)	(297)	(1,638)	(741)	(1,025)	(383)	(2,149)
	1,185	711	(12)	1,884	620	593	(96)	1,117
1.    Contingent consideration relates to the acquisition of National Grid Renewables (see note 38).

Level 1:	Financial instruments with quoted prices for identical instruments in active markets.

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
Our Level 2 financing derivatives include cross-currency, interest rate and foreign exchange derivatives. We value these by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates, and therefore we classify our vanilla trades as Level 2 under the IFRS 13 framework. One FX forward transacted in the year contains deal-contingent terms linked to the sale of NECO. As at the reporting date, these terms have no material impact on the valuation. This will be re-assessed at each relevant reporting date.
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
Our Level 3 investments also include our investment in Sunrun Neptune 2016 LLC, which is accounted for at fair value through profit and loss. The investment is fair valued by discounting expected cash flows using a weighted average cost of capital specific to Sunrun Neptune 2016 LLC.
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

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

32. Financial risk management continued
(g) Fair value analysis continued
The changes in value of our Level 3 financial instruments are as follows:

	Financing derivatives		Commodity contract derivatives		Other[3]		Total
	2021	2020	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April	(235)	(214)	2	1	137	152	(96)	(61)
Net gains/(losses) for the year[1,2]	51	(20)	(16)	6	(2)	26	33	12
Purchases	—	—	(1)	26	32	51	31	77
Acquisition of National Grid Renewables	—	—	—	—	—	(74)	—	(74)
Settlements	1	(1)	(1)	(31)	16	(18)	16	(50)
Reclassification to held for sale (note 10)	—	—	4	—	—	—	4	—
At 31 March	(183)	(235)	(12)	2	183	137	(12)	(96)
1.    Gain of £51 million (2020: £20 million loss) is attributable to derivative financial instruments held at the end of the reporting period and has been recognised in finance costs in the income statement.
2.    Loss of £46 million (2020: £17 million loss) is attributable to commodity contract derivative financial instruments held at the end of the reporting period.
3.    Other comprises our investments in Sunrun Neptune 2016 LLC and the investments made by National Grid Partners, which are accounted for at fair value through profit and loss as well as the contingent consideration arising from the acquisition of National Grid Renewables (see note 38).

The impacts on a post-tax basis of reasonably possible changes in significant Level 3 assumptions are as follows:

	Financing derivatives		Commodity contract derivatives		Other[3]
	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m
10% increase in commodity prices¹	—	—	3	2	—	—
10% decrease in commodity prices¹	—	—	(1)	—	—	—
+10% market area price change	—	—	(4)	(4)	—	—
-10% market area price change	—	—	7	4	—	—
+20 basis points change in Limited Price Inflation (LPI) market curve²	(83)	(95)	—	—	—	—
-20 basis points change in LPI market curve²	83	90	—	—	—	—
+50 basis points change in discount rate	—	—	—	—	(5)	(3)
-50 basis points change in discount rate	—	—	—	—	5	4
1.    Level 3 commodity price sensitivity is included within the sensitivity analysis disclosed in note 35.
2.    A reasonably possible change in assumption of other Level 3 derivative financial instruments is unlikely to result in a material change in fair values.
3.    The investments acquired in the period were on market terms, and sensitivity is considered insignificant at 31 March 2021.
The impacts disclosed above were considered on a contract-by-contract basis with the most significant unobservable inputs identified.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
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
Maintaining appropriate credit ratings for our operating and holding companies is an important aspect of our capital risk management strategy and balance sheet efficiency. We monitor our balance sheet efficiency using several metrics including retained cash flow/net debt (RCF), regulatory gearing and interest cover. For the year ended 31 March 2021, these metrics for the Group were 6.6% (2020: 9.2%), 65% (2020: 63%) and 4.5x (2020: 4.1x), respectively. We believe these are consistent with the current credit ratings for National Grid plc in respect of the main companies of the Group, based on guidance from the rating agencies.
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
There is a further restriction relating only to NECO, which is required to maintain its consolidated net worth above certain levels.
These restrictions are subject to alteration in the US as and when a new rate case or rate plan is agreed with the relevant regulatory bodies for each operating company and in the UK through the normal licence review process.
As most of our business is regulated, at 31 March 2021 the majority of our net assets are subject to some of the restrictions noted above. These restrictions are not considered to be significantly onerous, nor do we currently expect they will prevent the planned payment of dividends in future in line with our dividend policy.
All the above requirements are monitored on a regular basis in order to ensure compliance. The Group has complied with all externally imposed capital requirements to which it is subject.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

33. Borrowing facilities

To support our liquidity requirements and provide backup to commercial paper and other borrowings, we agree committed credit facilities with financial institutions over and above the value of borrowings that may be required. These committed credit facilities have never been drawn, and our undrawn amounts are listed below.

At 31 March 2021, we had bilateral committed credit facilities of £5,410 million (2020: £5,495 million). In addition, we had committed credit facilities from syndicates of banks of £115 million at 31 March 2021 (2020: £277 million). All committed credit facilities were undrawn in 2021 and 2020. An analysis of the maturity of these undrawn committed facilities is shown below:

	2021	2020
	£m	£m
Undrawn committed borrowing facilities expiring:
Less than 1 year	—	—
In 1 to 2 years	1,668	1,940
In 2 to 3 years	534	1,668
In 3 to 4 years	1,718	277
In 4 to 5 years	1,605	1,887
More than 5 years	—	—
	5,525	5,772

Of the unused facilities at 31 March 2021, £5,410 million (2020: £5,495 million) is available for liquidity purposes, while £115 million (2020: £277 million) is available as backup to specific US borrowings. £1,668 million of the undrawn bilateral facilities due to mature in one to two years, were renegotiated between 1 April 2021 and 19 May 2021, with an uplift in the amount committed to £1,861 million with new expiry dates to May 2024. Of the £534 million of undrawn committed borrowings facilities due to expire within two to three years, £150 million was renegotiated between 1 April 2021 and 19 May 2021, with the expiry extended by a further year to June 2024. £400 million of additional undrawn bilateral facilities were entered into subsequent to the year end with expiry dates in May 2024.
In addition, we have the following facilities which are not included in the table above:
•for the separately regulated business of National Grid Electricity System Operator Limited, the Group has a facility of £550 million (2020: £550 million). This facility is not available as Group general liquidity support;
•the Group has Export Credit Agency (ECA) facilities totalling £1,345 million (2020: £901 million), of which £446 million (2020: £233 million) is undrawn; and
•the Group has two new loan facilities in place relating to the acquisition of PPL Western Power Distribution Investments Limited (WPD) (see note 38). A facility of £8,250 million (31 March 2020: £nil) to finance the consideration and a facility of £1,105 million (31 March 2020: £nil) to back up acquired debt which contains change of control provisions, of which £8,250 million and £1,105 million is undrawn. Subsequent to the year end the £1,105 million facility has been cancelled as waivers have been obtained by WPD in relation to the change of control clauses.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
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

Subsidiary undertakings
A list of the Group’s subsidiaries as at 31 March 2021 is given below. The entire share capital of subsidiaries is held within the Group except where the Group’s ownership percentages are shown. These percentages give the Group’s ultimate interest and therefore allow for the situation where subsidiaries are owned by partly owned intermediate subsidiaries. Where subsidiaries have different classes of shares, this is largely for historical reasons, and the effective percentage holdings given represent both the Group’s voting rights and equity holding. Shares in National Grid (US) Holdings Limited, National Grid (US) Investments 2 Limited, National Grid Hong Kong Limited, National Grid Luxembourg SARL and NGG Finance plc are held directly by National Grid plc. All other holdings in subsidiaries are owned by other subsidiaries within the Group. All subsidiaries are consolidated in the Group’s financial statements.
Principal Group companies are identified in bold. These companies are incorporated and principally operate in the countries under which they are shown. All entities incorporated in the United States are taxed in the United States on their worldwide income other than where indicated in the footnotes below. Other entities are tax resident in their jurisdiction of incorporation other than where indicated in the footnotes below.
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
Lattice Group Employee Benefit Trust Limited
Lattice Group Limited
Lattice Group Trustees Limited
Natgrid Limited
NatGrid One Limited1
NatgridTW1 Limited1
National Grid Belgium Limited2*
National Grid Blue Power Limited2*
National Grid Carbon Limited
National Grid Commercial Holdings Limited
National Grid Distributed Energy Limited
National Grid Electricity Group Trustee Limited
National Grid Electricity System Operator Limited
National Grid Electricity Transmission plc
National Grid Energy Metering Limited
National Grid Four Limited2*
National Grid Fourteen Limited2*
National Grid Gas Holdings Limited
National Grid Gas plc
National Grid Grain LNG Limited
National Grid Holdings Limited1
National Grid Holdings One plc
National Grid IFA 2 Limited
National Grid Interconnector Holdings Limited
National Grid Interconnectors Limited
National Grid International Limited1
National Grid Metering Limited
National Grid North Sea Link Limited
National Grid Offshore Limited
National Grid Partners Limited

National Grid Plus Limited
National Grid Property Holdings Limited
National Grid Seventeen Limited2*
National Grid Smart Limited
National Grid Ten
National Grid Thirty Five Limited2*
National Grid Thirty Six Limited
National Grid Twelve Limited1
National Grid Twenty Eight Limited
National Grid Twenty-Five Limited2*
National Grid Twenty Seven Limited
National Grid Twenty Three Limited1
National Grid UK Limited
National Grid UK Pension Services Limited
National Grid (US) Holdings Limited1
National Grid (US) Investments 2 Limited1
National Grid (US) Investments 4 Limited1
National Grid (US) Partner 1 Limited1
National Grid Ventures Limited
National Grid Viking Link Limited
National Grid William Limited
NG Nominees Limited
NGC Employee Shares Trustee Limited
NGG Finance plc
Ngrid Intellectual Property Limited
NGT Telecom No. 1 Limited2*
NGT Two Limited
Port Greenwich Limited
Stargas Nominees Limited
Supergrid Electricity Limited
Supergrid Energy Transmission Limited
Supergrid Limited
Thamesport Interchange Limited
The National Grid Group Quest Trustee Company Limited
The National Grid YouPlan Trustee Limited
Transco Limited
Warwick Technology Park Management Company (No 2) Limited (60.56%)3

1.    Companies where National Grid plc has issued guarantees over the liabilities of the companies as at 31 March 2021 and for which the companies are taking the exemption from the requirements of an audit for their individual financial statements as permitted by section 479A of the Companies Act.
2.    Registered office: c/o KPMG, 15 Canada Square, London E14 5GL, UK.
3.    Registered office: Shire Hall, PO Box 9, Warwick CV34 4RL, UK.

*    In liquidation.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

34. Subsidiary undertakings, joint ventures and associates continued
Subsidiary undertakings continued
Incorporated in the US
Registered office: National Registered Agents, Inc., 1209 Orange Street, Wilmington, DE 19801, USA (unless stated otherwise in footnotes).

Agave Solar, LLC
Altona Solar, LLC
Apple River Solar, LLC
Apple Solar, LLC
Argenta Solar, LLC
Armenia Solar, LLC
Artemisia Solar, LLC1
Ashland Solar, LLC
Athens Solar, LLC
Audubon Wind Farm, LLC
Autauga Solar, LLC
Baileyville Solar, LLC (previously Ellison Solar, LLC)**
Banner Solar, LLC
Bazile Creek Wind Farm, LLC
Bee Hollow Solar, LLC
Bell Plaine Solar, LLC
Benevolent Solar, LLC
Birdsong Creek Solar, LLC
Black Bear Solar, LLC
Blackhawk Solar, LLC
Blaze Solar, LLC2
Blevins Solar, LLC
Blue Ridge Wind, LLC
Blue Spring Solar, LLC
Blues Solar, LLC
Bluewater Solar, LLC
Boone Solar, LLC
Boston Gas Company3
Braeburn Solar, LLC
Bridges Solar, LLC
Brilliance Solar, LLC
British Transco Capital, Inc.4
British Transco Finance, Inc.4
Brock Solar, LLC
Broken Bridge Corp.5
Brook Trout Solar, LLC
BT Noble Solar, LLC6
Bullsnake Solar, LLC
Burley Solar, LLC
Burlington Solar, LLC
Burr Ridge Wind, LLC
Cage Ranch Solar, LLC
Cage Ranch Solar II, LLC
Cage Ranch Solar III, LLC
Caldwell Solar, LLC
Caldwell Solar II, LLC
Cameo Solar, LLC
Canary Solar, LLC
Canby Solar, LLC
Carriere Solar, LLC
Cass Wind Farm, LLC
Cattle Ridge Wind Farm 2, LLC
Cedar Grove Solar, LLC
Centennial Solar, LLC
Chewelah Solar, LLC
Clear Creek Solar, LLC
Clermont Solar, LLC
Clinton County Solar, LLC
Coles Solar, LLC
Commonwealth Solar, LLC
Compass Prairie Wind, LLC
Coneflower Solar, LLC1
Conestoga Wind, LLC
Copperhead Solar, LLC
Creekview Solar, LLC
Crocker Wind Farm 2, LLC
Dahlia Solar, LLC1
Dakota Hills Wind Farm, LLC
Day Lily Solar, LLC1
Deatsville Solar, LLC
Deer Trail Solar, LLC
Dodson Creek Solar, LLC7
Donnellson Solar, LLC
East Galesburg Solar, LLC
East Macomb Solar, LLC
Eastern Hemlock Solar, LLC
Eatonville Solar, LLC
Elba Solar, LLC
Elburn Solar, LLC
Eldena Solar, LLC
Elk Creek Solar, LLC
Elk Creek Solar 2, LLC
EUA Energy Investment Corporation3
Exie Solar, LLC

Falls City Solar, LLC
Fayette Solar, LLC8
Firstview Wind Farm, LLC
Fish Creek Solar, LLC
Forrest Solar, LLC
Fort Solar, LLC
Fowlkes Solar, LLC
Front Range Wind Farm, LLC
Fulton Solar, LLC
Gala Solar, LLC
Galesburg Solar, LLC
Gardenia Solar, LLC1
Genesee Solar Energy, LLC
Gillis Solar, LLC
Glenwood Solar, LLC
Golden Solar, LLC
Goldendale Solar, LLC
Goldenrod Wind Farm, LLC
Goldfinch Solar, LLC
Grand Junction Solar, LLC
Granite State Power Link LLC4
Grant Solar, LLC
Grant Solar 2, LLC
Grayson Solar, LLC
Greenbrier Creek Solar, LLC
Greensky Solar, LLC
Greenwood Solar, LLC
Grid NY LLC9
Grindstone Wind Farm, LLC10
Hale County Solar, LLC
Hale Solar, LLC
Hampton Solar, LLC
Hansford Energy Storage, LLC
Harmony Solar ND, LLC
Harmony Solar ND 2, LLC
Harrington Solar, LLC
Hartley Solar, LLC
Hearth Solar, LLC
Heyworth Solar, LLC
Hill River Solar, LLC
Honeybee Solar, LLC
Hoosier Solar, LLC
Hoskins Solar, LLC
Illumination Solar, LLC
Innovation Solar, LLC
Irwin Solar, LLC
Itasca Energy Development, LLC1
Itasca Energy Services, LLC
Jackalope Solar, LLC
Jack Rabbit Wind, LLC
Jackson County Solar, LLC
Jantz Solar, LLC
Jonagold Solar, LLC
Junction Solar, LLC
Kankakee Solar, LLC
KeySpan CI Midstream Limited4
KeySpan Energy Corporation9
KeySpan Energy Services Inc.4
KeySpan Gas East Corporation9
KeySpan International Corporation4
KeySpan MHK, Inc.4
KeySpan Midstream Inc.4
KeySpan Plumbing Solutions, Inc.9
Kindle Solar, LLC
Kingsnake Solar, LLC
Knox Solar, LLC
KSI Contracting, LLC4
KSI Electrical, LLC4
KSI Mechanical, LLC4
Lake Charlotte Solar, LLC
Lake Iris Solar, LLC
Lakeside Solar, LLC
Lamdin Solar, LLC
Land Management & Development, Inc.9
Landwest, Inc.9
Lansing Solar, LLC
Lawrence Solar, LLC
Leola Wind Farm, LLC
Liberty Solar, LLC
Lilac Solar, LLC1
Limestone Solar, LLC
Lind Solar, LLC
Livingston County Solar, LLC
Long Mount Solar, LLC

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
34. Subsidiary undertakings, joint ventures and associates continued
Subsidiary undertakings continued
Incorporated in the US continued

Lordsburg Solar, LLC
Louisa Solar, LLC
Lowlands Solar, LLC
Lydia Solar, LLC
Macedonia Solar, LLC
Madden Creek Solar, LLC
Marion County Solar, LLC
Massachusetts Electric Company3
Maverick Wind Farm, LLC
Mazon Solar, LLC
Mazon Solar 2, LLC
McFadden Solar, LLC
Meadowlands Solar, LLC
Merton Solar, LLC
Metrowest Realty LLC4
Miller Creek Solar, LLC
Millers Ferry Solar, LLC
Moonrise Solar, LLC
Morgan County Solar, LLC
Morning Glory Solar, LLC1
Mountain Laurel Solar, LLC
Muddy Creek Solar, LLC
Mustang Ridge Wind Farm, LLC
Mystic Steamship Corporation7
Nantucket Electric Company3
National Grid Algonquin LLC4
National Grid Connect Inc.4
National Grid Development Holdings Corp.4
National Grid Electric Services LLC9
National Grid Energy Management LLC4
National Grid Energy Services LLC4
National Grid Energy Trading Services LLC9
National Grid Engineering & Survey Inc.9
National Grid Generation LLC9
National Grid Generation Ventures LLC11
National Grid Glenwood Energy Center, LLC4
National Grid IGTS Corp.9
National Grid Insurance USA Ltd12
National Grid Islander East Pipeline LLC4
National Grid LNG GP LLC4
National Grid LNG LLC4
National Grid LNG LP LLC4
National Grid Millennium LLC4
National Grid NE Holdings 2 LLC3
National Grid North America Inc.4
National Grid North East Ventures Inc.4
National Grid Partners Inc.9
National Grid Partners LLC4
National Grid Port Jefferson Energy Center LLC4
National Grid Renewables, LLC (previously NGV Emerald Acquisition Co., LLC)4
National Grid Renewables Development, LLC (previously Geronimo Energy, LLC)
National Grid Renewables E Wind, LLC (previously Geronimo E Wind LLC)1
National Grid Renewables Operations, LLC4
National Grid Renewables Projects, LLC (previously Geronimo Solar Energy, LLC)1
National Grid Renewables Stutsman, LLC (previously Geronimo Stutsman Wind Farm, LLC)
National Grid Services Inc.4
National Grid Transmission Services Corporation3
National Grid US 6 LLC4,†
National Grid US LLC4
National Grid USA4
National Grid USA Service Company, Inc.3
NEES Energy, Inc.3
New England Electric Transmission Corporation5
New England Energy Incorporated3
New England Hydro Finance Company, Inc. (53.704%)3
New England Hydro-Transmission Corporation (53.704%)5
New England Hydro-Transmission Electric Company, Inc. (53.704%)3
New England Power Company3
Newport America Corporation13
Newton Solar, LLC
NG Renewables Energy Marketing, LLC4
NG Renewables Energy Services, LLC
NGNE LLC4
NGV Emerald Energy Venture Holdings, LLC4
NGV OSW Holdings, LLC4
NGV US Distributed Energy Inc.4
NGV US, LLC (previously NGV Emerald Holdings, LLC)4
NGV US Transmission Inc.4
Niagara Mohawk Energy, Inc.4
Niagara Mohawk Holdings, Inc.9
Niagara Mohawk Power Corporation9
Niobrara Wind, LLC
NM Properties, Inc.9
Noble Storage, LLC
Nordic VOS, LLC
North Adair Solar, LLC
Northeast Renewable Link LLC4
North East Transmission Co., Inc.4
North Fork Wind, LLC
North Rock Solar, LLC
Onton Solar, LLC
Opinac North America, Inc.4
Oreana Solar, LLC
Parklawn Solar, LLC
Patriotic Solar, LLC
Pearl River County Solar, LLC
Pennington Solar, LLC
Peony Solar, LLC
Philadelphia Coke Co., Inc.4
Pierce County Solar, LLC
Pike County Solar, LLC
Pinon Pine Solar, LLC
Piper Solar, LLC
Pipestone Solar, LLC
Placedo Solar, LLC
Pleasant Plains Solar, LLC
Plum Creek Wind Farm, LLC
Plum Creek Wind Farm 2, LLC
Portage Solar, LLC
Port of the Islands North, LLC9
Prairie Oasis Solar, LLC
Prairie Rose Wind 2, LLC1
Prosperity Wind Farm, LLC
Prosperity Wind Farm 2, LLC
Radiance Solar, LLC1
Red Rock Solar SD, LLC
Red Wolf Solar, LLC
Regal Solar, LLC
Regal Solar 2, LLC
River North Solar, LLC
Robertson Solar, LLC
Rochester Solar, LLC1
Rock Ridge Wind Farm, LLC
Rocky Meadow Solar, LLC
Rolling Hills Solar, LLC
Ross County Solar, LLC7
Royal Solar, LLC
Royal Solar 2, LLC
Royerton Solar, LLC
Saddle Solar, LLC
Saginaw Bay Solar, LLC
Sandstone Creek Solar, LLC
Sandstone Creek Solar 2, LLC
Sapphire Sky Wind Farm, LLC
Scorpion Solar, LLC
Serenity Solar, LLC1
Shelby Solar, LLC
Sherco Solar, LLC1
Sherco Solar 2, LLC1
Silver City Solar, LLC
Simpson Solar, LLC (previously Geronimo White Pine Solar, LLC)
South Belleville Solar, LLC
South Macomb Solar, LLC
Spotlight Solar, LLC
Spring Brook Solar, LLC
Springfield Solar Farm, LLC
Spring River Solar, LLC
Stockton Solar, LLC
Stony Brook Wind, LLC
Stony Point Solar, LLC
Stove Creek Solar, LLC
Sturgis Solar, LLC
Summit Lake Solar, LLC
Sunbeam Solar, LLC
Sunray Solar, LLC
Sunrise Solar, LLC
Sycamore Creek Solar, LLC
Thacker Solar, LLC
The Brooklyn Union Gas Company9
The Narragansett Electric Company13
Tilton Solar, LLC
Torchlight Solar, LLC1
Transgas Inc.3
Tri-City Solar, LLC
Turquoise Solar, LLC
Uintah Solar, LLC
Unbridled Solar, LLC (previously Henderson Solar, LLC)
Union City Solar, LLC
Upper Hudson Development Inc.9
Valley Appliance and Merchandising Company13

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

34. Subsidiary undertakings, joint ventures and associates continued
Subsidiary undertakings continued

Valley Solar, LLC
Vermont Green Line Devco, LLC (90%)4
Vibrant Solar, LLC
Virgo Community Solar Gardens, LLC1
Virtue Solar, LLC
Vivid Solar, LLC
Wallowa Solar, LLC
Wayfinder Group, Inc.3
Wayside Solar, LLC
Western Hemlock Solar, LLC
Wheatfield Solar, LLC
White Elm Wind Farm, LLC
Wild Springs Solar, LLC1
Wildcat Ridge Wind Farm, LLC
Wildhorse Creek Solar, LLC
Willard Solar, LLC
Williams County Solar, LLC
Wiregrass Solar, LLC
Wolf River Solar, LLC
Wonder Lake Solar, LLC
Woodlands Solar, LLC
Worthington Solar, LLC
Yellowbud Solar, LLC
Yellowhammer Solar, LLC
Young County Solar, LLC
Yucca Solar, LLC

Incorporated in Australia
Registered office: Level 7, 330 Collins Street, Melbourne, VIC 3000, Australia
National Grid Australia Pty Limited

Incorporated in Canada
Registered office: Stewart McKelvey LLP, c/o Charles Reagh, Queen’s Marque, 600-1741 Lower Water Street, Halifax, Nova Scotia, B3J 0J2, Canada
KeySpan Energy Development Co.

Incorporated in Hong Kong
Registered office: Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong
National Grid Hong Kong Limited†

Incorporated in the Isle of Man
Registered office: Third Floor, St George’s Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man, UK
National Grid Insurance Company (Isle of Man) Limited
NGT Holding Company (Isle of Man) Limited*†

Incorporated in Jersey
Registered office: 44 Esplanade, St Helier, JE4 9WG, Jersey, UK
National Grid Jersey Investments Limited*†
NG Jersey Limited*†

Incorporated in Luxembourg
Registered office: 412F, Route d’Esch, L-2086, Luxembourg, Grand Duchy of Luxembourg
National Grid Luxembourg SARL

Incorporated in the Netherlands
Registered office: Westblaak 89, 3012 KG Rotterdam, PO Box 21153, 3001 AD, Rotterdam, Netherlands
British Transco International Finance B.V.

Incorporated in the Republic of Ireland
Registered office: c/o Moore Stephens Nathans, Third Floor, Ulysses House, 23/24 Foley Street, Dublin, D01 W2T2, Ireland
National Grid Company (Ireland) Designated Activity Company*

1.Registered office: National Grid Renewables Development, LLC, 8400 Normandale Lake Blvd. Suite 1200, Bloomington, MN 55437, USA.
2.Registered office: National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover DE 19904, USA.
3.Registered office: Corporation Service Company, 84 State Street, Boston MA 02109, USA.
4.Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, USA.
5.Registered office: Corporation Service Company, 10 Ferry Street, Suite 313, Concord NH 03301, USA.
6.Registered office: National Registered Agents, Inc., 1999 Bryan St, Bryan Street, Dallas, Dallas County TX 75201, USA.
7.Registered office: The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, USA.
8.Registered office: 60 Mine Lake Ct, Mine Lake Court, Suite 200, Raleigh, Wake County, NC 27615, USA.
9.Registered office: Corporation Service Company, 80 State Street, Albany NY 12207, USA.
10.Registered office: National Registered Agents, Inc., 30600 Telegraph Road, Suite 2345, Bingham Farms, MI 48025-5720, USA.
11.Registered office: Corporation Service Company, 84 State Street, Albany NY 12207, USA.
12.Registered office: One MetroTech Center, Brooklyn NY 11201, USA.
13.Registered office: Corporation Service Company, 222 Jefferson Boulevard, Suite 200, Warwick RI 02888, USA.

*    In liquidation.
**    Name change post 31 March 2021.
†    Entity is tax resident in the United Kingdom.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
34. Subsidiary undertakings, joint ventures and associates continued
Joint ventures
A list of the Group’s joint ventures as at 31 March 2021 is given below. All joint ventures are included in the Group’s financial statements using the equity method of accounting. Principal joint ventures are identified in bold.
Incorporated in England and Wales
Registered office: 1–3 Strand, London WC2N 5EH, UK (unless stated otherwise in footnotes).
BritNed Development Limited (50%)*
Joint Radio Company Limited (50%)1**
National Places LLP (50%)2
Nemo Link Limited (50%)
NGET/SPT Upgrades Limited (50%)†
St William Homes LLP (50%)3

Incorporated in the US
Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, USA (unless stated otherwise in footnotes).
Bight Wind Holdings, LLC (30%)4
Clean Energy Generation, LLC (50%)
Emerald Energy Venture LLC (51%)
Island Park Energy Center, LLC (50%)
Islander East Pipeline Company, LLC (50%)4
LI Energy Storage System, LLC (50%)
LI Solar Generation, LLC (50%)

Incorporated in France
Registered office: 1 Terrasse Bellini, Tour Initiale, TSA 41000 – 9291,
Paris La Defense, CEDEX, France
IFA2 SAS (50%)

Associates
A list of the Group’s associates as at 31 March 2021 is given below. Unless otherwise stated, all associates are included in the Group’s financial statements using the equity method of accounting. Principal associates are identified in bold.
Incorporated in the US
Registered office: Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, USA (unless stated otherwise in footnotes).
Clean Line Energy Partners LLC (32%)4
Connecticut Yankee Atomic Power Company (19.5%)5
Direct Global Power, Inc. (26%)4
Energy Impact Fund LP (9.41%)6
KHB Venture LLC (33.33%)7
Maine Yankee Atomic Power Company (24%)8
Millennium Pipeline Company, LLC (26.25%)4
New York Transco LLC (28.3%)9
NYSEARCH RMLD, LLC (22.63%)
The Hive IV, LLC (28.2%)4
Yankee Atomic Electric Company (34.5%)10

Incorporated in Belgium
Registered office: Avenue de Cortenbergh 71, 1000 Brussels, Belgium
Coreso SA (15.84%)

Other investments
A list of the Group’s other investments as at 31 March 2021 is given below.
Incorporated in England and Wales
Registered office: 1 More London Place, London SE1 2AF, UK
Energis plc (33.06%)‡

1.    Registered office: Friars House, Manor House Drive, Coventry CV1 2TE, UK.
2.    Registered office: 80 Cheapside, London, EC2V 6EE, UK.
3.    Registered office: Berkeley House, 19 Portsmouth Road, Cobham, Surrey KT11 1JG, UK.
4.    Registered office: The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA.
5.    Registered office: Carla Pizzella, 362 Injun Hollow Road, East Hampton CT 06424-3099, USA.
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
The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2021:

Company name	Company number
NatGrid One Limited	5521240
Natgrid TW1 Limited	7579324
National Grid Holdings Limited	3096772
National Grid International Limited	2537092
National Grid Twelve Limited	4355616
National Grid Twenty Three Limited	6999009
National Grid (US) Holdings Limited	2630496
National Grid (US) Investments 2 Limited	3784528
National Grid (US) Investments 4 Limited	3867128
National Grid (US) Partner 1 Limited	4314432

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

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

	2021		2020
	Income statement £m	Net assets £m	Income statement £m	Net assets £m
Pensions and other post-retirement benefit liabilities (pre-tax)¹:
UK discount rate change of 0.5%²	4	952	6	877
US discount rate change of 0.5%²	17	730	10	514
UK RPI rate change of 0.5%³	3	723	4	670
UK long-term rate of increase in salaries change of 0.5%	1	42	1	39
US long-term rate of increase in salaries change of 0.5%	3	42	2	47
UK change of one year to life expectancy at age 65[4]	1	612	1	545
US change of one year to life expectancy at age 65	4	429	4	456
Assumed US healthcare cost trend rates change of 1%	26	437	31	507

Environmental provision:
10% change in estimated future cash flows	170	170	210	210
1.    The changes shown are a change in the annual pension or other post-retirement benefit service charge and change in the defined benefit obligations.
2.    A change in the discount rate is likely to occur as a result of changes in bond yields and as such would be expected to be offset to a significant degree by a change in the value of the bond assets held by the plans. In the UK, there would also be a £257 million (2020: £205 million) net assets offset from the buy-in policies, where the accounting value of the buy-in asset is set equal to the associated liabilities.
3.    The projected impact resulting from a change in RPI reflects the underlying effect on pensions in payment, pensions in deferment and resultant increases in salary assumptions. The buy-in policies would have a £190 million (2020: £152 million) net assets offset to the above.
4.    In the UK, the buy-in policies and the longevity swap entered into, would have a £183 million (2020: £223 million) net assets offset to the above.
Pensions and other post-retirement benefits assumptions
Sensitivities have been prepared to show how the defined benefit obligations and annual service costs could potentially be impacted by changes in the relevant actuarial assumption that were reasonably possible as at 31 March 2021. In preparing sensitivities, the potential impact has been calculated by applying the change to each assumption in isolation and assuming all other assumptions remain unchanged. This is with the exception of RPI in the UK where the corresponding change to increases to pensions in payment, increases to pensions in deferment and increases in salary are recognised.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
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
The following main assumptions were made in calculating the sensitivity analysis for continuing operations:
•    the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio, and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2021 and 2020 respectively;
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

	2021		2020
	Income statement £m	Other equity reserves £m	Income statement £m	Other equity reserves £m
Financial risk (post-tax):
UK RPI change of 0.5%¹	25	—	27	—
UK interest rates change of 0.5%	12	98	14	47
US interest rates change of 0.5%	6	22	5	27
US dollar exchange rate change of 10%²	44	285	49	216
1.    Excludes sensitivities to LPI curve. Further details on sensitivities are provided in note 32(g).
2.    The other equity reserves impact does not reflect the exchange translation in our US subsidiaries’ net assets. It is estimated this would change by £1,425 million (2020: £1,319 million) in the opposite direction if the dollar exchange rate changed by 10%.
Our commodity contract derivatives are sensitive to price risk. Additional sensitivities in respect to commodity price risk and to our derivative fair values are as follows:

	2021		2020
	Income statement £m	Net assets £m	Income statement £m	Net assets £m
Commodity price risk (post-tax):
10% increase in commodity prices	20	20	26	26
10% decrease in commodity prices	(21)	(21)	(27)	(27)

Assets and liabilities carried at fair value (post-tax):
10% fair value change in derivative financial instruments¹	14	14	12	12
10% fair value change in commodity contract derivative liabilities	6	6	9	9
1.    The effect of a 10% change in fair value assumes no hedge accounting.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

36. Additional disclosures in respect of guaranteed securities

We have preferred shares that are listed on a US national securities exchange and are guaranteed by a company in the Group. This guarantor commits to honour any liabilities should the company issuing the debt have any financial difficulties. In order to provide debt holders with information on the financial stability of the company providing the guarantee, we are required to disclose individual financial information for this company. We have chosen to include this information in the Group financial statements rather than submitting separate stand-alone financial statements.

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
Summarised financial information is presented, on a combined basis, as at 31 March 2021. The combined amounts are presented under IFRS measurement principles. Inter-company transactions have been eliminated. Investments in other non-issuer and non-guarantor subsidiaries are included at cost, subject to impairment.
Summarised financial information for the year ended 31 March 2021 – IFRS

National Grid plc and Niagara Mohawk Power Corporation combined £m
Combined statement of financial position
Non-current loans to other subsidiaries	—
Non-current assets	8,940
Current loans to other subsidiaries	20,692
Current assets	1,553
Current loans from other subsidiaries	(17,589)
Current liabilities	(1,342)
Non-current loans from other subsidiaries	(2,059)
Non-current liabilities	(6,363)
Net assets¹	3,832
Equity	3,832

Combined income statement – continuing operations
Revenue	2,462
Operating costs	(4,562)
Operating profit	(2,100)
Other income from other subsidiaries	9,978
Other income and costs, including taxation	(182)
Profit after tax	7,696
1.    Excluded from net assets above are investments in other consolidated subsidiaries with a carrying value of £14,415 million.

37. Transition to new accounting standards
(a) Transition to IFRS 16
The Group adopted IFRS 16 ‘Leases’, with effect from 1 April 2019. IFRS 16 introduced a single lease accounting model for lessees (rather than the previous distinction between operating and finance leases). A contract is, or contains, a lease, if it provides the right to control the use of an identified asset for a specific period of time in exchange for consideration. The new standard resulted in our operating leases being accounted for in the consolidated statement of financial position as ‘right-of-use’ assets with corresponding lease liabilities also recognised. It therefore increased both our assets and liabilities (including net debt). It also changed the timing and presentation in the consolidated income statement as it resulted in an increase in finance costs and depreciation largely offset by a reduction in the previously straight-line operating costs.
Transition options
We applied IFRS 16 using the modified retrospective approach. Comparatives were not restated on adoption. Instead, on the opening balance sheet date, right-of-use assets (net of accrued rent or rent-free periods, and reported within property, plant and equipment), additional lease liabilities (reported within borrowings) and any associated deferred tax were recognised, with no cumulative transition adjustment to reflect through retained earnings. For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as computers), the Group continues to recognise a lease expense on a straight-line basis as permitted by IFRS 16.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
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
We elected to apply the practical expedient on transition, which permitted right-of-use assets to be measured at an amount equal to the lease liability on adoption of the standard (adjusted for any prepaid or accrued lease expenses).
In addition, we also elected the option to adjust the carrying amounts of the right-of-use assets as at 1 April 2019 for any onerous lease provisions that had been recognised on the Group consolidated statement of financial position as at 31 March 2019, rather than performing impairment assessments on transition.
Impact of transition
At 31 March 2019, the Group disclosed non-cancellable operating lease commitments of £0.3 billion, of which the majority were in the US. A further £0.4 billion of lease liabilities were recognised due to the requirement in IFRS 16 to recognise lease liabilities for the term that we are reasonably certain to exercise lease extension or lease termination options for, rather than only for the period of the minimum contractual term that was used in determining our lease liability commitments. This was partially offset by the £0.2 billion impact of discounting our lease liabilities at the incremental borrowing rate for each lease. The weighted average discount rate applied to lease liabilities recognised on the transition date was 2.8%. There were some immaterial short-term and low-value leases, which were recognised on a straight-line basis as an expense in the consolidated income statement over the remaining lease term.
As a result, the Group recognised additional right-of-use assets of £0.5 billion and lease liabilities (which are included within net debt) of £0.5 billion at 1 April 2019. No additional net deferred tax was recognised. The transition adjustment was in addition to the £270 million of finance leases already recognised on the consolidated statement of financial position under IAS 17. There was no impact on net assets as shown in the table below, which shows the impacted balances from the Group consolidated statement of financial position.

Impact of transition	31 March 2019 (before the impact of IFRS 16)[1] £m	IFRS 16 transition adjustments £m	1 April 2019 As restated £m
Property, plant and equipment – Right-of-use assets
Land and buildings	2,560	381	2,941
Plant and machinery	36,911	67	36,978
Assets in the course of construction	5,049	—	5,049
Motor vehicles and office equipment	339	20	359
Total property, plant and equipment	44,859	468	45,327
Borrowings – Lease liabilities
Current	(65)	(48)	(113)
Non-current	(205)	(426)	(631)
Total lease liabilities	(270)	(474)	(744)
Other liabilities
Trade and other payables	(3,769)	3	(3,766)
Other non-current liabilities	(808)	3	(805)

Net assets	19,568	—	19,568

Equity
Total equity	19,568	—	19,568
1.    Comparative amounts have been revised as described in note 1F.

The impact of IFRS 16 on profit after tax as a result of adopting the new standard was not material. However, it resulted in an increase in operating profit due to the operating costs now being replaced with depreciation and interest charges.
The impact on the cash flow statement was also not material, although there was an increase in operating cash flows and decrease in financing cash flows, because repayment of the principal portion of the lease liabilities is now classified as cash flows from financing activities rather than operating cash flows.
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

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

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

Impact of transition	31 March 2018 (Before the impact of transition adjustments)*	Transition adjustments		1 April 2018
		IFRS 9	IFRS 15
	£m	£m	£m	£m
Non-current assets
Goodwill	4,984	—	—	4,984
Other intangible assets	899	—	—	899
Property, plant and equipment	40,730	—	—	40,730
Other non-current assets	115	—	—	115
Pension assets	1,409	—	—	1,409
Financial and other investments	899	—[1]	—	899
Investments in joint ventures and associates	2,168	—	—	2,168
Derivative financial assets	1,319	—	—	1,319
Total non-current assets	52,523	—	—	52,523
Current assets
Inventories and current intangible assets	341	—	—	341
Trade and other receivables	2,798	—[2]	(3)	2,795
Current tax assets	114	—	—	114
Financial and other investments	2,694	—[1]	—	2,694
Derivative financial assets	405	—	—	405
Cash and cash equivalents	329	—	—	329
Total current assets	6,681	—	(3)	6,678
Total assets	59,204	—	(3)	59,201
Current liabilities
Borrowings	(4,447)	—	—	(4,447)
Derivative financial liabilities	(401)	—	—	(401)
Trade and other payables	(3,453)	—	59[7]	(3,394)
Contract liabilities	—	—	(53)[7]	(53)
Current tax liabilities	(123)	—	—	(123)
Provisions	(273)	—	—	(273)
Total current liabilities	(8,697)	—	6	(8,691)
Non-current liabilities
Borrowings	(22,178)	(32)[3]	—	(22,210)
Derivative financial liabilities	(660)	—	—	(660)
Other non-current liabilities	(1,317)	—	567[7]	(750)
Contract liabilities	—	—	(813)[7]	(813)
Deferred tax liabilities	(3,868)	5[4]	74[8]	(3,789)
Pensions and other post-retirement benefit obligations	(1,672)	—	—	(1,672)
Provisions	(1,779)	—	—	(1,779)
Total non-current liabilities	(31,474)	(27)	(172)	(31,673)
Total liabilities	(40,171)	(27)	(166)	(40,364)
Net assets	19,033	(27)	(169)	18,837
Equity
Share capital	452	—	—	452
Share premium account	1,321	—	—	1,321
Retained earnings	21,784	(99)[5]	(169)[9]	21,516
Other equity reserves	(4,540)	72[6]	—	(4,468)
Total shareholders’ equity	19,017	(27)	(169)	18,821
Non-controlling interests	16	—	—	16
Total equity	19,033	(27)	(169)	18,837
*Comparative amounts have been revised as described in note 1F.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
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
Adjustments arising in the year ended 31 March 2019 as a result of the transition to IFRS 9:
1.The available-for-sale category for financial assets was replaced with investments held at fair value through profit and loss (FVTPL) and investments held at fair value through other comprehensive income (FVOCI). Changes to the classification and measurement of financial assets did not alter the carrying value of any financial assets held by the Group. The net impact to retained earnings of the reclassification on transition was an £8 million gain.
As described in note 15, all recognised financial assets that are within the scope of IFRS 9 are initially recorded at fair value and subsequently measured at amortised cost or fair value based on the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Therefore on 1 April 2018, the Group reclassified its investments as follows:
•Money market funds and fund investments held by captive insurance companies were classified as financial assets at FVTPL because their contractual cash flows are not solely payments of principal and interest;
•Investments in debt securities that have contractual payments that are solely payments of principal and interest, and which are held as part of the liquidity portfolio or to back employee benefit liabilities, were classified as financial assets at FVOCI because they are held in a business model whose objective is to collect the contractual cash flows and to sell the debt instruments;
•The Group has elected to hold investments in equity securities, which are held to back employee benefit liabilities, as financial assets at FVOCI as the Group does not believe that changes in their fair value is reflective of the financial performance of the Group; and
•Loans to joint ventures and associates, cash at bank, and short-term deposits are classified at amortised cost as they have contractual cash flows which are solely payments of principal and interest and the Group holds them to collect contractual cash flows.
Aside from derivative financial instruments, which remain classified as FVTPL, the Group did not previously have any financial assets or liabilities classified at FVTPL.
The table below illustrates those financial assets and liabilities that were reclassified at 1 April 2018:

Financial asset/liability	Note	Original measurement category under IAS 39	New measurement category under IFRS 9	Original carrying amount under IAS 39 £m	Change to measurement basis under IFRS 9 £m	New carrying amount under IFRS 9 £m
Money market funds and fund investments in equities and bonds	15	Available-for-sale investments	Financial assets at FVTPL	2,294	—	2,294
Cash surrender value of life insurance policies and investments in debt securities	15	Available-for-sale investments	Financial assets at FVOCI	343	—	343
Investments in equity securities	15	Available-for-sale investments	Financial assets at FVOCI (equity instruments)	84	—	84
Loans to joint ventures and associates and restricted balances	15	Loans and receivables	Financial assets at amortised cost	872	—	872
Borrowings	21	Financial liabilities at amortised cost	Financial liabilities at fair value through profit and loss	(570)	(32)	(602)

Note that the table above does not include derivative assets, derivative liabilities, trade receivables, cash at bank and short-term deposits, borrowings measured at amortised cost or trade payables. This is because neither the classification nor the measurement of these items has changed on transition to IFRS 9.
2.The change from the incurred loss impairment model of IAS 39 to the expected loss model in IFRS 9 did not have a material impact on the Group’s credit loss provision. The Group calculates its impairment provision on trade receivables using a sophisticated provisions matrix. The inclusion of forward-looking information did not have a significant impact on the matrix as the relevant short-term future economic conditions affecting our retail customers in the US are expected to be similar to recent experience.
3.The Group elected to reclassify an existing liability with a carrying value of £570 million from amortised cost to fair value through profit and loss to reduce a measurement mismatch. At transition, the resultant impacts included an increase in the carrying value of the liability of £32 million, a reduction in retained earnings of £40 million and the establishment of an own credit reserve (within other equity reserves) of £7 million.
4.Deferred tax was recognised on the adjustments recorded on the transition to IFRS 9. Reserve impacts are stated net of related deferred tax.
5.Retained earnings included the impact from adjustments 1, 3 and 6.
6.The Group adopted the hedge accounting requirements of IFRS 9, which more closely align with the Group’s risk management policies. On transition, it was concluded that all IAS 39 hedge relationships are qualifying IFRS 9 relationships with the treatment of the cost of hedging being the main change. The effect was a reclassification in reserves of a £67 million gain from retained earnings and a £10 million gain from the cash flow hedge reserve, into a new cost of hedging reserve (within other equity reserves). In this reserve, qualifying unrealised gains and losses excluded from hedging relationships are deferred and released systematically into profit or loss to match the timing of hedged items.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the consolidated financial statements

37. Transition to new accounting standards continued
(b) Transition to IFRS 9 and IFRS 15 continued
IFRS 15: Revenue from Contracts with Customers
IFRS 15 primarily changed the accounting for our connection and diversion revenues in our regulated businesses. No practical expedients on transition were applied.
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
Adjustments arising in the year ended 31 March 2019 as a result of the transition to IFRS 15:
7.Deferred income from contributions for capital works were reclassified to contract liabilities. In addition, these liabilities for capital works relating to connections have increased as these capital contributions for connections were cumulatively adjusted for on 1 April 2018 and are now deferred and released over the life of the connection assets. This was a change for our US Regulated business and our UK Gas Transmission business where previously revenues were recorded once the work was completed.
Partially offsetting the increase in contract liabilities for connections was the change in accounting treatment for contributions relating to diversions in our UK businesses. These contributions are recognised as revenue as the works are completed where previously revenue was recognised over the life of the assets.
8.    Deferred tax was recorded on the incremental amounts recorded against capital contributions and contract liabilities on the transition to IFRS 15. Deferred tax balances have been calculated at the rate substantively enacted at the balance sheet date.
9.    The transition adjustment reflected the net of adjustments 7 and 8 above.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the consolidated financial statements
continued
38. Acquisitions

This note outlines the acquisition announced during the year and the acquisition made in the prior year.

Acquisition of PPL Western Power Distribution Investments Limited
On 17 March 2021, National Grid plc entered into an agreement to acquire 100% of the share capital of PPL WPD Investments Limited (WPD), the holding company of Western Power Distribution plc, which is the UK’s largest electricity distribution network operator. The total consideration for the transaction is £7.8 billion. The transaction is expected to complete in July 2021.
Acquisition of Geronimo Energy LLC and Emerald Energy Venture LLC
On 11 July 2019, National Grid Ventures acquired 100% of the share capital of National Grid Renewables (formerly known as Geronimo Energy LLC) and 51% of Emerald Energy Venture LLC (Emerald), which is jointly controlled by National Grid and Washington State Investment Board (WSIB). National Grid Renewables Development LLC is a leading developer of wind and solar generation based in Minneapolis in the US, and the acquisition is a significant step in National Grid’s commitment to the decarbonisation agenda, towards developing and growing a large-scale renewable generation business in the US, and delivering sustainable, reliable and efficient energy. This is National Grid’s first ownership stake in wind generation and an expansion of our activities in solar generation. Whilst National Grid Renewables develops the assets, Emerald has a right of first refusal to buy, build and operate those assets.
The total consideration was £209 million, satisfied by a combination of cash and contingent consideration. The contingent consideration was recorded within trade and other payables for the amount payable within one year, with the remainder recorded within other non-current liabilities. The fair value of contingent consideration recognised was determined as the present value of our best estimate of the value that we will be required to pay, taking into consideration management’s estimates of the volume of successful development activity by National Grid Renewables over the relevant period.The contingent consideration will be payable over a number of years.
The fair values of the assets and liabilities recognised at the acquisition date for both the acquisition of the subsidiary, National Grid Renewables, and the joint venture, Emerald, are set out below.

£m
Intangible assets	5
Property, plant and equipment	1
Investment in joint venture – Emerald	90
Cash	2
Other identifiable assets and liabilities	30
Total identifiable assets	128
Goodwill	81
Total consideration transferred	209

Satisfied by:
Contingent consideration – National Grid Renewables	70
Cash consideration – National Grid Renewables	49
Cash consideration – Emerald	90
209

The goodwill arising from the acquisition comprised the value associated with the potential future projects that will be developed by National Grid Renewables as well as the expertise of the management team that was acquired, neither of which qualify for recognition as tangible or intangible assets. At the acquisition date, there were no material contingent liabilities.
Total acquisition-related costs of £3 million were recognised within operating costs within the consolidated income statement, of which £1 million was recognised in the year ended 31 March 2020.
National Grid Renewables earns revenue from selling its development stage assets to Emerald and other third parties. Emerald generates revenue from the assets it purchases from National Grid Renewables once they are operational and has no other business (see note 16). Neither entity has generated significant revenues or profits for the period between the acquisition date and 31 March 2020. Even if the acquisition had completed on 1 April 2019, there would have been no significant revenues or profits for the year ended 31 March 2020.

39. Post balance sheet events
In the period between 1 April 2021 and 19 May 2021, there have been no significant post balance sheet events.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
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
The financial statements of National Grid plc for the year ended 31 March 2021 were approved by the Board of Directors on 19 May 2021. The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 (FRS 100) issued by the Financial Reporting Council. Accordingly, these individual financial statements of the Company have been prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101). In preparing these financial statements the Company applies the recognition and measurement requirements of International Financial Reporting Standards (IFRS) as adopted by the EU, but makes amendments where necessary in order to comply with the provisions of the Companies Act 2006 and sets out below where advantage of the FRS 101 disclosure exemptions has been taken.
These individual financial statements have been prepared on an historical cost basis, except for the revaluation of financial instruments, and are presented in pounds sterling, which is the currency of the primary economic environment in which the Company operates. The comparative financial information has also been prepared on this basis.
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
As described further in note 1 to the consolidated financial statements, the Directors have considered the impact of COVID-19 on the Group. Based on this analysis, they have concluded that the Company will have adequate resources to continue in operation for at least 12 months from the signing date of these financial statements. Therefore, they continue to adopt the going concern basis of accounting in preparing the financial statements.
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
B. Fixed asset investments
Investments held as fixed assets are stated at cost less any provisions for impairment. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are calculated such that the carrying value of the fixed asset investment is the lower of its cost or recoverable amount. Recoverable amount is the higher of its fair value less costs of disposal and its value-in-use. The Company accounts for common control transactions at cost.
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

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
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
G. Parent Company guarantees
The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. Such guarantees are accounted for by the Company as insurance contracts. In the event of default or non-performance by the subsidiary, a liability is recorded in accordance with IAS 37.
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
J. Directors’ remuneration
Full details of Directors’ remuneration are disclosed on pages 92 to 113.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Company balance sheet
as at 31 March

		2021	2020
	Notes	£m	£m
Fixed assets
Investments	1	14,389	14,362

Current assets
Debtors (amounts falling due within one year)	2	20,699	12,427
Debtors (amounts falling due after more than one year)	2	143	398
Investments	5	784	752
Cash at bank and in hand		40	2
Total current assets		21,666	13,579

Creditors (amounts falling due within one year)	3	(18,312)	(16,836)
Net current assets/(liabilities)		3,354	(3,257)
Total assets less current liabilities		17,743	11,105

Creditors (amounts falling due after more than one year)	3	(3,085)	(2,620)
Net assets		14,658	8,485

Equity
Share capital	7	474	470
Share premium account		1,296	1,301
Cash flow hedge reserve		(3)	(28)
Cost of hedging reserve		(15)	(6)
Other equity reserves		426	399
Profit and loss account	8	12,480	6,349
Total shareholders’ equity		14,658	8,485

The Company’s profit after tax for the year was £5,107 million (2020: £3,684 million profit). Profits available for distribution by the Company to shareholders were £9.9 billion at 31 March 2021. The financial statements of the Company on pages 217 to 223 were approved by the Board of Directors on 19 May 2021 and were signed on its behalf by:
Sir Peter Gershon Chairman
Andy Agg Chief Financial Officer

National Grid plc
Registered number: 4031152

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Company statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Cash flow hedge reserve £m	Cost of hedging reserve £m	Other equity reserves £m	Profit and loss account £m	Total shareholders’ equity £m
At 1 April 2019	458	1,314	1	—	380	3,546	5,699
Profit for the year¹	—	—	—	—	—	3,684	3,684
Other comprehensive (loss)/profit for the year
Transferred from equity (net of tax)	—	—	(29)	(6)	—	—	(35)
Total comprehensive (loss)/profit for the year	—	—	(29)	(6)	—	3,684	3,649
Other equity movements
Scrip dividend-related share issue²	12	(13)	—	—	—	—	(1)
Issue of treasury shares	—	—	—	—	—	17	17
Purchase of own shares	—	—	—	—	—	(6)	(6)
Share awards to employees of subsidiary undertakings	—	—	—	—	19	—	19
Equity dividends	—	—	—	—	—	(892)	(892)
At 31 March 2020	470	1,301	(28)	(6)	399	6,349	8,485
Profit for the year¹	—	—	—	—	—	5,107	5,107
Other comprehensive profit/(loss) for the year
Transferred to/(from) equity (net of tax)	—	—	25	(9)	—	—	16
Dividends in specie (note 1)	—	—	—	—	—	2,422	2,422
Total comprehensive profit/(loss) for the year	—	—	25	(9)	—	7,529	7,545
Other equity movements
Scrip dividend-related share issue²	4	(5)	—	—	—	—	(1)
Issue of treasury shares	—	—	—	—	—	17	17
Purchase of own shares	—	—	—	—	—	(2)	(2)
Share awards to employees of subsidiary undertakings	—	—	—	—	27	—	27
Equity dividends	—	—	—	—	—	(1,413)	(1,413)
At 31 March 2021	474	1,296	(3)	(15)	426	12,480	14,658
1.    Included within profit for the year is dividend income from subsidiaries of £7,556 million (2020: £3,887 million).
2.    Included within the share premium account are costs associated with scrip dividends.

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the Company financial statements

1. Fixed asset investments

Shares in subsidiary undertakings £m
Cost at 1 April 2019	9,923
Additions	7,011
Disposals	(2,572)
Cost at 31 March 2020	14,362
Additions	2,447
Cost at 31 March 2021	16,809
Provision at 1 April 2019 and 1 April 2020	—
Charge for the year	(2,420)
Provision at 31 March 2021	(2,420)
Net book value at 31 March 2021	14,389
Net book value at 31 March 2020	14,362

During the year, there was a capital contribution of £27 million (2020: £19 million) which represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes.
In addition, the Company acquired a 100% investment in National Grid (US) Investments 2 Limited and National Grid Hong Kong Limited from its subsidiary undertaking, National Grid Luxembourg SARL, for a total consideration of £2,420 million in the form of a dividend in specie. Then as part of a wider group restructuring project, National Grid (US) Investments 2 Limited, was identified as a subsidiary no longer required and hence a number of accounting steps were implemented to reduce the net assets of that company to a nominal value. These steps included a capital reduction and the payment of dividends to the Company of £2,422 million. Following the receipt of these dividends the carrying value of the investment was reviewed and an impairment charge was made to the profit and loss account of £2,420 million. It is anticipated that National Grid (US) Investments 2 Limited will be placed into voluntary liquidation in the next financial year.
During the year ended 31 March 2020, the Company made a further investment of £2,000 million in National Grid (US) Holdings Limited, following a rights issue by that company; acquired National Grid (US) Investments 2 Limited from an indirect subsidiary undertaking for £2,420 million; and disposed of its investments in National Grid Holdings One plc and National Grid (US) Investments 2 Limited in exchange for an investment in National Grid Luxembourg SARL at a cost of £2,572 million.
The Company’s direct subsidiary undertakings as at 31 March 2021 were as follows: National Grid (US) Holdings Limited, National Grid (US) Investments 2 Limited, National Grid Hong Kong Limited, National Grid Luxembourg SARL and NGG Finance plc. The names of indirect subsidiary undertakings, joint ventures and associates are included in note 34 to the consolidated financial statements.
The Directors believe that the carrying value of the investments is supported by the fair value of their underlying net assets.

2. Debtors

	2021	2020
	£m	£m
Amounts falling due within one year
Derivative financial instruments (note 4)	86	37
Amounts owed by subsidiary undertakings	20,613	12,390
	20,699	12,427
Amounts falling due after more than one year
Derivative financial instruments (note 4)	139	27
Amounts owed by subsidiary undertakings	—	363
Deferred tax	4	8
	143	398

The carrying values stated above are considered to represent the fair values of the assets. For the purposes of the impairment assessment, loans to subsidiary undertakings are considered low credit risk as the subsidiaries are solvent and are covered by the Group’s liquidity arrangements.
A reconciliation of the movement in deferred tax in the year is shown below:

Deferred tax £m
At 1 April 2019	—
Charged to equity	8
At 31 March 2020	8
Credited to equity	(4)
At 31 March 2021	4

National Grid plc Annual Report and Accounts 2020/21    Financial Statements
Notes to the Company financial statements
continued
3. Creditors

	2021	2020
	£m	£m
Amounts falling due within one year
Borrowings (note 6)	635	666
Derivative financial instruments (note 4)	34	278
Amounts owed to subsidiary undertakings	17,589	15,834
Other creditors	54	58
	18,312	16,836
Amounts falling due after more than one year
Borrowings (note 6)	823	355
Derivative financial instruments (note 4)	203	160
Amounts owed to subsidiary undertakings	2,059	2,105
	3,085	2,620
Amounts owed to subsidiary undertakings falling due after more than one year are repayable as follows:
In 1 to 2 years	—	—
In 2 to 3 years	—	—
In 3 to 4 years	1,061	—
In 4 to 5 years	998	443
More than 5 years	—	1,662
	2,059	2,105

The carrying values stated above are considered to represent the fair values of the liabilities.

4. Derivative financial instruments
The fair values of derivative financial instruments are:

	2021			2020
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Amounts falling due within one year	86	(34)	52	37	(278)	(241)
Amounts falling due after more than one year	139	(203)	(64)	27	(160)	(133)
	225	(237)	(12)	64	(438)	(374)

For each class of derivative, the notional contract1 amounts are as follows:

	2021	2020
	£m	£m
Cross-currency interest rate swaps	(3,604)	(3,804)
Foreign exchange forward contracts	(9,517)	(7,886)
	(13,121)	(11,690)
1.    The notional contract amounts of derivatives indicate the gross nominal value of transactions outstanding at the balance sheet date.

5. Investments

	2021	2020
	£m	£m
Investments in short-term money funds	697	572
Restricted balances – collateral	87	180
	784	752

National Grid plc Annual Report and Accounts 2020/21    Financial Statements | Notes to the Company financial statements

6. Borrowings
The following table analyses the Company’s total borrowings:

	2021	2020
	£m	£m
Amounts falling due within one year
Bank loans	8	46
Bonds	362	2
Commercial paper	265	618
	635	666
Amounts falling due after more than one year
Bonds	823	355
	1,458	1,021

The maturity of total borrowings is as follows:

	2021	2020
	£m	£m
Total borrowings are repayable as follows:
Less than 1 year	635	666
In 1 to 2 years	—	355
In 2 to 3 years	—	—
In 3 to 4 years	—	—
In 4 to 5 years	—	—
More than 5 years	823	—
	1,458	1,021

The notional amount of borrowings outstanding as at 31 March 2021 was £1,480 million (2020: £1,018 million).

7. Share capital
The called-up share capital amounting to £474 million (2020: £470 million) consists of 3,814,951,606 ordinary shares of 12 204/473 pence each (2020: 3,780,237,016 ordinary shares of 12 204/473 pence each). For further information on share capital, refer to note 27 of the consolidated financial statements.

8. Shareholders’ equity and reserves
At 31 March 2021, the profit and loss account reserve stood at £12,480 million (2020: £6,349 million) of which profits available for distribution by the Company to shareholders were £9.9 billion (2020: £5 billion). The Company bore no employee costs in either the current or prior year.
For further details of dividends paid and payable to shareholders, refer to note 9 of the consolidated financial statements.

9. Parent Company guarantees
The Company has guaranteed the repayment of the principal sum, any associated premium and interest on specific loans due by certain subsidiary undertakings primarily to third parties. At 31 March 2021, the sterling equivalent amounted to £2,108 million (2020: £2,169 million). The guarantees are for varying terms from less than one year to open-ended.
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

10. Audit fees
The audit fee in respect of the Parent Company was £28,000 (2020: £27,000). Fees payable to Deloitte for non-audit services to the Company are not required to be disclosed as they are included within note 4 to the consolidated financial statements.

National Grid plc Annual Report and Accounts 2020/21
Additional Information


RECHARGE
station

National Grid plc Annual Report and Accounts 2020/21

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

National Grid sells a 61% equity interest in the UK Gas Distribution business

2019

National Grid separates the UK Electricity System Operator business

National Grid sells its remaining 39% equity interest in UK Gas Distribution business

Acquisition of Geronimo

2021

National Grid agrees to buy WPD and, subject to the WPD Acquisition and certain regulatory approvals, to sell NECO, its Rhode Island gas and electricity business

National Grid announces its intention to commence a process for the sale of a majority equity interest in the UK GT Business

National Grid plc Annual Report and Accounts 2020/21
Additional Information | The business in detail

Where we operate
Our UK network


St Fergus
to/from Northern Ireland
Teesside
to Ballylumford
to Dublin
Barrow
Easington
to/from Ireland
Burton Point
Theddlethorpe
from the Netherlands
Bacton
to/from Belgium
South Hook
Dragon
BritNed to/from the Netherlands
Grain LNG
to/from Belgium
to/from France
to/from France

UK Transmission[1]

- Scottish electricity transmission system
- English and Welsh electricity transmission system

Approximately 4,496 miles (7,236 kilometres) of overhead line, 1,744 miles (2,806 kilometres) of the underground cable and 350 substations.

- Gas transmission system

Approximately 4,740 miles (7,627 kilometres) of high-pressure pipe and 23 compressor stations connecting to eight distribution networks and third-party independent systems.

- Terminal
- LNG terminal owned by National Grid
- LNG terminal
- Electricity interconnector
- Gas interconnector

Principal offices

- Owned office space: Warwick and Wokingham
- Leased office space: Solihull and London

Leased office space totalling 105,771 square feet (9,827 square metres) with remaining terms two to five years.

Our US network


Canada
Vermont
Maine
New Hampshire
New York
Massachusetts
Connecticut
Rhode Island
Pennsylvania
New Jersey

US regulated[1]

- Electricity transmission network
- Gas distribution operating area
- Electricity distribution area
- Gas and electricity distribution area overlap
- Gas and electricity distribution area overlap – Rhode Island[2]

An electricity transmission network of approximately 8,972 miles (14,439 kilometres) of overhead line, 105 miles (169 kilometres) of underground cable and 397 transmission substations. We own and operate 278.46 miles (448 kilometres) of High Voltage Electric Interconnectors in New England.

An electricity distribution network of approximately 73,010 circuit miles (117,498 kilometres) and 728 distribution substations in New England and upstate New York.

A network of approximately 35,761 miles (57,551 kilometres) of gas pipeline. Our network also consists of approximately 488 miles (785 kilometres) of gas transmission pipe, as defined by the US Department of Transportation.

- Generation

Principal offices

- Owned office space: Syracuse, New York
- Leased office space: Brooklyn, New York and Waltham, Massachusetts

Leased office space totalling approximately 721,000 square feet (66,404 square metres) with remaining terms of four to fifteen years. In August of 2020, the Company commenced its new lease at 2 Hanson Place, Downtown Brooklyn, New York. The existing One MetroTech lease terminates in February 2025 and will not be renewed; space anticipated to be vacated is being marketed for sub-lease.

At present, environmental issues are not preventing our UK and US businesses from utilising any material operating assets in the course of their operations.

1. Access to electricity and gas transmission assets on property owned by others is controlled through various agreements.
2. Conditional on completion of the WPD acquisition and certain regulatory approvals, we have agreed to sell our Rhode Island electricity transmission and distribution, and gas distribution business to PPL.

National Grid plc Annual Report and Accounts 2020/21 Additional Information

The business in detail continued

UK regulation

Our licences to participate in transmission and interconnection activities are established under the Gas Act 1986 and the Electricity Act 1989, as amended (the Acts). These require us to develop, maintain and operate economic and efficient networks and to facilitate competition in the supply of gas and electricity in Great Britain (GB). They also give us statutory powers, including the right to bury our pipes or cables under public highways and the ability to use compulsory powers to purchase land so we can conduct our business.

Our licensed activities are regulated by Ofgem, which has a statutory duty under the Acts to protect the interests of consumers. To protect consumers from the ability of companies to set unduly high prices, Ofgem has established price controls that limit the amount of revenue such regulated businesses can earn. In setting price controls, Ofgem must have regard to the need to secure that licence holders are able to finance their obligations under the Acts. This should give us a level of revenue for the duration of the price control that is sufficient to meet our statutory duties and licence obligations with a reasonable return on our investments. Licensees and other affected parties can appeal price controls or within period licence modifications which have errors, including in respect of financeability.

The RIIO-T1 price controls for electricity and gas transmission networks came into effect on 1 April 2013 for the eight-year period until 31 March 2021. New price controls, called RIIO-2, came into effect on 1 April 2021 and will run for five years until 31 March 2026. Both RIIO-T1 and RIIO-2 follow the RIIO (revenue = incentives + innovation + outputs) framework established by Ofgem. While the RIIO-T1 period has finished, the confirmation of the delivered outputs and performance levels will be reported through the annual reporting process that takes place in July each year. For 2021, this annual process will review what was delivered throughout RIIO-T1 and make adjustments to allowed revenues as allowed in our licences. This process, known as close-out, is an integral part of the price control arrangements.

These price controls include a number of mechanisms designed to help achieve their objectives. These include financial incentives that encourage us to:

- efficiently deliver, through investment and maintenance, the network outputs that customers and stakeholders require, including reliable supplies, new connections and infrastructure capacity;
- innovate so we can continuously improve the services we give our customers, stakeholders and communities; and
- efficiently balance the transmission networks to support the wholesale markets.

Our UK gas and electricity transmission and system operator businesses operate under four separate price controls. These cover our roles as Transmission Owner (TO) and System Operator (SO) in both gas and electricity. In addition to these four regulated network price controls, there is also a tariff cap price control applied to certain elements of domestic-sized metering activities carried out by National Grid Metering and regulation of our electricity interconnector interests.

In 2017, Ofgem, the Department for Business, Energy and Industrial Strategy (BEIS) and National Grid plc agreed to create a legally separate business, the Electricity System Operator (ESO), within the National Grid Group. The ESO became a separate entity within the Group on 1 April 2019. In January 2021, Ofgem recommended to BEIS that the ESO should be fully separated from National Grid into an Independent System Operator. Ofgem suggested that this could also incorporate network planning functions for gas, but it has not recommended that the Gas System Operator (GSO) be separated from National Grid. Ofgem believes an industry structure that enables long-term thinking and allows the SOs to take on new roles as part of the energy transition is an important step in the market and regulatory reform necessary to deliver net zero. Significant further work is needed to determine the detail of that structure. BEIS have commented that it will consider Ofgem's recommendation thoroughly. If and when these changes will be taken forward will be decided at a government level and with further consultation.

More information on the regulation of the ESO and on interconnector regulation is given in separate sections below.

RIIO price controls

The building blocks of the RIIO price control are broadly similar to the price controls historically used in the UK. There are, however, some significant differences in the mechanics of the calculations.

Under RIIO, the outputs we deliver are explicitly articulated and our allowed revenues are linked to their delivery, although some outputs and deliverables have only a reputational impact or are linked to legislation. These outputs reflect what our stakeholders have told us they want us to deliver and were determined through an extensive consultation process, which gave stakeholders a greater opportunity to influence the decisions.

Using information we have submitted, along with independent assessments, including for RIIO-2 an independent user group report, Ofgem determines the efficient level of expected costs necessary for these deliverables to be achieved. Under RIIO this is known as 'totex', which is a component of total allowable expenditure and is broadly the sum of what was defined in previous price controls as operating expenditure (opex) and capital expenditure (capex).

A number of assumptions are necessary in setting allowances for the outputs that we will deliver, including the volumes of work that will be needed and the price of the various external inputs required to achieve them. Consequently, there are a number of uncertainty mechanisms within the RIIO framework designed to protect consumers and network companies by avoiding the need to set allowances when future needs and costs are uncertain.

Where we under- or over-spend the allowed totex for reasons that are not covered by uncertainty mechanisms, there is a 'sharing' factor. This means we share the under- or over-spend with customers through an adjustment to allowed revenues in future years. This sharing factor provides an incentive for us to provide the outputs efficiently, as we are able to keep a portion of savings we make, with the remainder benefiting our customers. Likewise, it provides a level of protection for us if we need to spend more than allowances. Alongside this, there are several specific areas where companies can submit further claims for new allowances within the period, for instance to enable net zero.

Allowed revenue to fund totex costs is split between RIIO 'fast' and 'slow' money categories using specified ratios that are fixed for the duration of the price control. Fast money represents the amount of totex we are able to recover in the year of expenditure. Slow money is added to our Regulatory Asset Value (RAV) – effectively the regulatory IOU. (For more details on the sharing factors under RIIO, please see the tables overleaf.)

In addition to fast money, each year we are allowed to recover regulatory depreciation, i.e. a portion of the RAV, and a return on the outstanding RAV balance. The RAV is also indexed to a measure of inflation, using RPI in RIIO-T1 and CPIH in RIIO-2. In RIIO-T1 regulatory depreciation in electricity and gas transmission permitted recovery of RAV consistent with each addition bringing benefit to consumers for a period of up to 45 years. In RIIO-2, Electricity Transmission (ET) continues on a straight-line depreciation methodology, with Gas Transmission (GT) moving from straight line to sum-of-digit depreciation (so that depreciation is front loaded but then lower in the later years of the life of the asset). We are also allowed to collect additional revenues related to non-controllable costs and incentives. In addition to totex sharing, RIIO incentive mechanisms can increase or decrease our allowed revenue to reflect our performance against various other measures related to our outputs. For example, in RIIO-T1 performance against our customer and stakeholder satisfaction targets could have a positive or negative effect of up to 1% of allowed annual revenues. Many of our incentives affect our revenues two years after the year of performance.

National Grid plc Annual Report and Accounts 2020/21

Additional Information | The business in detail

More information on RIIO-T1

The extended eight-year length of the first round of RIIO price controls is one of the ways that RIIO has given innovation more prominence. Innovation refers to all the new ways of working that deliver outputs more efficiently. This broad challenge has an impact on everyone in our business.

During the eight-year period of the RIIO-T1 price control, our regulator included a provision for a mid-period review, which was completed during 2017 and led to some changes in allowances relating to certain specific costs. Further to the mid-period review, National Grid volunteered that £480 million (in 2009/10 prices) of allowances for electricity transmission investments should be deferred. In August 2017, Ofgem determined how the RIIO allowances would be correspondingly adjusted.

In addition, the RIIO-T1 price controls for transmission included a 're-opener mechanism', in relation to specific cost categories where there was uncertainty about expenditure requirements at the time of setting allowances. Both our gas and electricity transmission businesses requested changes to funding under this mechanism in May 2018, leading to some changes to the allowed revenues. In Electricity Transmission, Ofgem has confirmed additional funding spanning both RIIO-T1 and RIIO-2 periods for reinforcements to connect the new Hinkley C power station. Additional funding has also been applied and granted for two visual amenity projects (VIP), in RIIO-T1, where existing overhead lines in national parks and areas of outstanding natural beauty are replaced by underground cables, and a third VIP investment was submitted under the RIIO-T1 arrangement and so will be treated as a RIIO-T1 scheme.

Simplified illustration of RIIO regulatory building blocks for RIIO-T1


Totex
(capital invested + controllable operating costs, after sharing factor adjustment)
RAV (slow money)
x
Allowed return
Depreciation of RAV
Fast money
Other costs and income adjustments, e.g. non-controllable opex and tax
Performance against incentives
Revenue

Allowed returns

The cost of capital allowed under our RIIO-T1 price controls were as follows:

	Transmission	
	Gas	Electricity
Cost of equity (post-tax real[2])	6.8%	7.0%
Cost of debt (pre-tax real[2])	iBoxx 10-year simple trailing average index (1.09% for 2020/21)	
Notional gearing	62.5%	60.0%
Vanilla WACC (for 2020/21)[1]	3.23%	3.45%

1. Vanilla WACC = cost of debt × gearing + cost of equity × (1-gearing).
2. In RIIO-T1, real returns are relative to RPI.

Sharing factors and fast:slow money ratios under our RIIO-T1 price controls were as follows:

	Gas Transmission		Electricity Transmission	
	Transmission owner (TO)	System operator (SO)	Transmission owner	System operator
Fast[1]	Baseline[3] 35.6% Uncertainty 10%	62.60%	15.00%	72.10%
Slow[2]	Baseline[3] 64.4% Uncertainty 90%	37.40%	85.00%	27.90%
Sharing	44.36%		46.89%	

1. Fast money allows network companies to recover a percentage of totex within a one-year period.
2. Slow money is where costs are added to RAV and, therefore, revenues are recovered slowly (e.g. over up to 45 years) from both current and future customers.
3. The baseline was the expenditure that was funded through ex-ante allowances, whereas the uncertainty adjusted the allowed expenditure where the level of outputs delivered differed from the baseline level, or if triggered by an event.

More information on RIIO-2

In December 2019 we submitted our business plans to Ofgem for the RIIO-2 period, setting out the proposed activities and expenditure to meet the needs of our customers and stakeholders in the period 1 April 2021 to 31 March 2026. These plans were developed through extensive enhanced stakeholder engagement to improve the quality and ensure they delivered what our stakeholders need.

To support this process Independent User Groups were set up in July 2018, one for GT and one for ET. Their responsibility was to ensure that the companies were putting stakeholders at the heart of their decision-making processes so as to produce a business plan that was fully reflective of customers'/consumers'/stakeholders' requirements. They summarised their views in an independent report to Ofgem on the companies' RIIO-2 business plans in December 2019.

The Independent User Groups represent a cross-section of the energy industry and represent the interests of consumers, environmental and public interest groups, as well as large-scale and small-scale customers and distribution networks.

The Group has now taken on an enduring role through RIIO-2. There are expected to be three key focus areas which are to:

- scrutinise and challenge the Company's periodic business plans;
- monitor, interrogate and help the business to enhance transparency of performance against commitments; and
- act as a 'critical friend' for strategy, culture and processes in key areas like stakeholder engagement, innovation, customer, consumer and responsible business.

Ofgem published its Final Determinations in December 2020, followed by the RIIO-2 licences and Regulatory Instructions and Guidance in February 2021. The RIIO-2 price controls started on 1 April 2021. On 2 March 2021, National Grid announced that it was broadly accepting most of the RIIO-2 package for its Electricity and Gas Transmission businesses, but had decided to submit a technical appeal to the Competition and Markets Authority (CMA) in relation to ET and GT focused on Ofgem's proposed cost of equity and 'outperformance wedge', which is a downward adjustment to allowed returns in expectation of future outperformance.

RIIO-2 builds on the framework established for RIIO-T1. For example, it introduces a range of new mechanisms to facilitate the transition to net zero, and it increases support for innovation, for example by allowing the regulator to direct additional funding in gas transportation for hydrogen innovation, in recognition of the uncertainty around the extent networks may have a role in transporting hydrogen.

National Grid plc Annual Report and Accounts 2020/21

Additional Information

The business in detail continued

Key Parameters from Ofgem's RIIO-2 Determinations

	Gas Transmission	Electricity Transmission
Allowed return on equity[1, 2]	4.3%[3] (real, relative to CPIH)	4.02%[4] (real, relative to CPIH), at 55% gearing (which is broadly equivalent to 4.3% at 60% gearing)
Allowed debt funding	Calculated and updated each year using an extending 'trombone-like' trailing average of iBoxx Utilities 10+ year index (increases from 10 years for 2021/22 to 14 years for 2025/26), plus 25 bps additional borrowing costs.	
Depreciation of RAV	45-year sum of digits regulatory depreciation applied to RIIO-2 additions and retrospectively to 2002-2021 additions.	No change in policy: straight line over 45 years for post-2021 RAV additions, with pre-2021 RAV additions as per RIIO-T1.
Notional Gearing	60%	55%
Split between fast/slow money	Fast: TO baseline 35%; SO baseline 66%; TO uncertainty mechanisms 25%	Fast: TO baseline 22%; TO uncertainty mechanisms 15%
	Slow: TO baseline 65%; SO baseline 34%; TO uncertainty mechanisms 75%	Slow: TO baseline 78%; TO uncertainty mechanisms 85%
Sharing factor	39%	33%
Core baseline totex in 2018/19 prices (cumulative for the 5 years of RIIO-2)	£2.0 billion	£5.4 billion

1. National Grid has submitted a technical appeal to the CMA on Ofgem's proposed cost of equity and 'outperformance wedge'.
2. The cost of equity in RIIO-2 is subject to annual adjustments that are calculated using the Capital Asset Pricing Model, through indexation of the 'risk-free rate' parameter. The 4.3% and 4.02% figures shown in this row are Ofgem's estimates of the average allowed return on equity over the five years of RIIO-2, as given in the RIIO-2 Final Proposals.
3. The 4.3% value shown here for allowed return on equity is after deduction of the 'outperformance wedge': Ofgem's estimate of the cost of equity before deduction of the wedge is 4.55%.
4. The 4.02% value shown here for allowed return on equity is after deduction of the 'outperformance wedge': Ofgem's estimate of the cost of equity before deduction of the wedge is 4.25%.

Competition in onshore transmission

Ofgem stated in its final decision on the RIIO-T1 price control that it would consider holding a competition to appoint the constructor and owner of suitably large new electricity transmission projects, rather than including these new outputs and allowances in existing transmission licensee price controls. Ofgem reiterated this view in the RIIO-2 Determination, extending it now to gas transmission and gas distribution. In the absence, thus far, of the legislation needed to support a competition, Ofgem has developed a number of models which it has indicated it would consider using to deliver benefits of competition, the primary one of these being called the 'Competition Proxy Model' (CPM), but so far this has not been used for any projects or implemented into licences. The December 2020 BEIS energy white paper reiterated the government's ambition to introduce greater competition to support the delivery of net zero targets but also explained that the introduction of legislation to support full third-party competition would be subject to available parliamentary time.

Regulation of the electricity system operator, NGESO

A primary goal of the ESO legal separation in April 2019 was to increase transparency of our activities and help minimise any perceived conflicts of interest as we take on the challenge of driving forward the energy transformation. There are clear signals from Ofgem and the broader regulatory context that the ESO will play a crucial role in the changing energy environment. As an asset-light and service-based entity, the ESO is also fundamentally different from other regulated network companies. The new price control arrangements for RIIO-2 are therefore an opportunity to implement a new regulatory framework that enables the ESO to meet our stakeholders' expectations.

In April 2018, Ofgem introduced a new regulatory and incentives framework for the ESO. This moved away from the use of targeted, mechanistic incentives towards a 'principles-based' evaluative incentives approach. The new approach includes a set of 'Roles and Principles' designed to set clear expectations about the baseline behaviours expected from the ESO and a requirement for the ESO to produce a Forward Plan, following stakeholder engagement, demonstrating the activities it will undertake over the year to add value for consumers. Ofgem's ESO Performance Panel will challenge the ESO on its plans, evaluate its performance and make recommendations to Ofgem. At the end of the year, Ofgem will decide whether to financially reward or penalise the ESO, with a maximum annual reward of +£30 million and maximum annual penalty of -£30 million (during the RIIO-T1 price control), informed by the Performance Panel's recommendations, as well as other evidence collected throughout the year.

In 2019, the ESO published a mission and set of ambitious goals accompanied by its Forward Plan and its RIIO-2 business plan to set out what, when and how it delivers. The RIIO-2 business plan reflects the ambition shared by us and Ofgem for the ESO to be innovative, ambitious and agile, responding to stakeholder needs and the changing energy landscape. Ofgem's Final Determinations were published on 8 December 2020 confirming a new regulatory framework for the ESO. The framework includes a return on regulatory asset value (RAV) but also provides additional non-RAV funding for roles and risks that are not linked to an asset base. There is no totex incentive mechanism for ESO in RIIO-2, which means that all efficiently incurred costs can be recovered through regulated revenues. This means the ESO have greater flexibility to adjust spending in order to deliver the ambitious business plan and maximise consumer benefit. ESO performance in RIIO-2 will continue to be assessed via an evaluative incentive approach, through a two-year incentive scheme with a total maximum reward of £30 million and maximum penalty of £12 million for the two-year period.

On 25 January 2021, Ofgem published its review into GB system operation. This recommends that the ESO take on more roles and responsibilities within the energy sector to help accelerate the transition to net zero. These roles include more responsibility for onshore and offshore network planning, greater responsibility for whole-system thinking in both system operation and market development, and enhanced responsibilities for data management across the industry as well as upscaling our own use of data and digital infrastructure. As part of taking on new responsibilities, Ofgem believes that further independence of the ESO may be appropriate. The decision on changes and developments for system operation remains with BEIS. The BEIS Energy White Paper, published in December 2020, sets out the government's intention to consult on system governance later this year. We expect that the requirements for further separation will be considered as a part of that process.

Interconnectors regulation

Interconnectors derive their revenues from sales of capacity to users who wish to move power between market areas with different prices. Up until 31 December 2020, this was governed under European legislation and these capacity sales are classified as 'congestion revenues'. This is because the market price differences result from congestion on the established interconnector capacity which limits full price convergence. European legislation governed how congestion revenues may be used and how interconnection capacity is allocated. It requires all interconnection capacity to be allocated to the market through auctions. From 1 January 2021, interconnectors to the UK are no longer governed by European legislation, and the operation of these interconnectors is governed by individual sets of access rules which are agreed by regulators at each end of the link. This does not affect the fundamental business model for interconnectors.

Under UK legislation, interconnection businesses must be separate from transmission businesses.

There is a range of different regulatory models available for interconnector projects. These involve various levels of regulatory intervention, ranging from fully merchant (where the project is fully reliant on sales of interconnector capacity) to cap and floor.

The cap and floor regime is now the regulated route for interconnector investment in GB and may be sought by project developers who do not qualify for, or do not wish to apply for, exemptions from UK and European legislation which would facilitate a merchant development.

National Grid plc Annual Report and Accounts 2020/21
Additional Information | The business in detail

US regulation

Regulators

In the US, public utilities' retail transactions are regulated by state utility commissions which serve as economic regulators, approving cost recovery and authorised rates of return. The state commissions establish the retail rates to recover the cost of transmission and distribution services within their jurisdictions. They also serve the public interest by making sure utilities provide safe and reliable services at just and reasonable prices. The commissions establish service standards and approve public utility mergers and acquisitions. State Commissions are also asked to approve a variety of programmes and costs related to state energy and climate goals.

The Federal Energy Regulatory Commission (FERC) regulates wholesale transactions for utilities, such as interstate transmission and wholesale electricity sales, including rates for these services, at the federal level. FERC also regulates public utility holding companies and centralised service companies, including those of our US businesses.

Regulatory process

The US regulatory regime is premised on allowing the utility the opportunity to recover its cost of service and earn a reasonable return on its investments as determined by the commission. Utilities submit formal rate filings (rate cases) to the relevant state regulator when additional revenues are necessary to provide safe, reliable service to customers. Utilities can be compelled to file a rate case, either due to complaints filed with the commission or at the commission's own discretion.

The rate case is typically litigated with parties representing customers and other interests. The utility is required to prove that the requested rate change is just and reasonable, and the requested rate plan can span multiple years. In the states where we operate, it can take 9 to 13 months for the commission to render a final decision although, in some instances, rules allow for longer negotiation periods which may extend the length of the rate case proceeding. Unlike the state processes, the federal regulator has no specified timeline for adjudicating a rate case; typically it makes a final decision retroactive when the case is completed.

Gas and electricity rates are established from a revenue requirement, or cost of service, equal to the utility's total cost of providing distribution or delivery service to its customers, as approved by the commission in the rate case. This revenue requirement includes operating expenses, depreciation, taxes and a fair and reasonable return on shareholder capital invested in certain components of the utility's regulated asset base or 'rate base'.

The final revenue requirement and rates for service are approved in the rate case decision. The revenue requirement is derived from a comprehensive study of the utility's total costs during a representative 12-month period, referred to as a test year. Each commission has its own rules and standards for adjustments to the test year. These may include forecast capital investments and operating costs.

US regulatory revenue requirement


Capex and RoE
Cost of service
X allowed RoE
RoE
X cost of debt
Interest
A
B
C
D
E
F
G
H
I
J

A Rate base
B Debt
C Equity
D Return
E Controllable costs
F Non-controllable costs
G Depreciation
H Taxes
I Lagged recoveries
J Allowed revenue

Our rate plans

Each operating company has a set of rates for service. We have three electric distribution operations (upstate New York, Massachusetts and Rhode Island) and six gas distribution networks (upstate New York, New York City, Long Island, Massachusetts (two) and Rhode Island).

Our distribution operating companies have revenue-decoupling mechanisms that delink their revenues from the quantity of energy delivered and billed to customers. These mechanisms remove the natural disincentive utility companies have for promoting and encouraging customer participation in energy-efficiency programmes that lower energy end use and distribution volumes.

We bill our customers for their use of electricity and gas services. Customer bills typically cover the cost of the commodity (electricity or gas delivered), and charges covering our delivery service. With the exception of residential gas customers in Rhode Island, our customers are allowed to select an unregulated competitive supplier for the commodity component of electricity and gas utility services.

A substantial proportion of our costs, in particular electricity and gas commodity purchases, are 'pass-through' costs, fully recoverable from our customers. We recover 'pass-through' costs through making separate charges to customers, designed to recover those costs with no profit. We adjust the charges from time to time often annually to make sure that any over- or under-recovery of these costs is returned to, or recovered from, our customers.

Our rate plans are designed to a specific allowed Return on Equity (RoE), by reference to an allowed operating expense level and rate base. Some rate plans include earnings-sharing mechanisms that allow us to retain a proportion of the earnings above our allowed RoE, achieved through improving efficiency, with the balance benefiting customers.

In addition, our performance under certain rate plans is subject to service performance targets. We may be subject to monetary penalties in cases where we do not meet those targets.

Our FERC-regulated transmission companies use formula rates (instead of periodic stated rate cases) to set rates annually that recover their cost of service. Through the use of annual true-ups, formula rates recover our actual costs incurred and the allowed RoE based on the actual transmission rate base each year. We must make annual formula rate filings documenting the revenue requirement that customers can review and challenge.

Revenue for our wholesale transmission businesses in New England and New York is collected from wholesale transmission customers. These are typically other utilities and include our own New England electricity distribution businesses. With the exception of upstate New York, which continues to combine retail transmission and distribution rates to end-use customers, these wholesale transmission costs are generally incurred by distribution utilities on behalf of their customers. They are fully recovered as a pass-through from end-use customers, as approved by each state commission.

Our Long Island generation plants sell capacity to the Long Island Power Authority (LIPA) under 15-year and 25-year power supply agreements and within wholesale tariffs approved by FERC. Through the use of cost-based formula rates, these long-term contracts provide a similar economic effect to cost-of-service rate regulation.

One measure used to monitor the performance of our regulated businesses is a comparison of achieved RoE to allowed RoE. However, this measure cannot be used in isolation, as several factors may prevent us from achieving the allowed RoE. These include financial market conditions, regulatory lag (e.g. the time period after a rate or expense is approved for recovery but before we collect same from customers) and decisions by the regulator preventing cost recovery in rates from customers.

We work to increase achieved RoE through:

- productivity improvements;
- positive performance against incentives or earned savings mechanisms, such as available energy-efficiency programmes; and
- filing a new rate case when achieved returns are lower than those the Company could reasonably expect to attain through a new rate case.

National Grid plc Annual Report and Accounts 2020/21

Additional Information

The business in detail continued

US regulatory filings

The objectives of our rate case filings are to make sure we have the right cost of service and are able to earn a fair and reasonable rate of return, while providing a safe, reliable and economical service. To achieve these objectives and reduce regulatory lag, we have been successful in many cases in obtaining relief, such as:

- revenue decoupling mechanisms;
- capital trackers;
- commodity-related bad debt true-ups;
- pension and other post-employment benefit true-ups, separately from base rates; and
- performance-based frameworks such as incentives and multi-year plans.

We explain these terms in the table on page 235.

Below, we summarise significant, recent developments in rate filings and the regulatory environment. In 2017/18, we made full rate case filings with Niagara Mohawk (electric and gas), in April 2017; Boston Gas and Colonial Gas, in November 2017; and The Narragansett Electric Company, also in November 2017. A joint proposal, setting forth a three-year rate plan for Niagara Mohawk, was approved by the New York State Public Service Commission (NYPSC) in March 2018. An amended settlement agreement setting forth a three-year rate plan for The Narragansett Electric Company was approved by the Rhode Island Public Utilities Commission (RIPUC) in August 2018. The multi-year rate plan includes an interim fourth year, effective 1 September 2021. An order, establishing new base rates for Boston Gas and Colonial Gas, was approved by the Massachusetts Department of Public Utilities (MADPU) in September 2018. In November 2018, we made a full rate case filing for Massachusetts Electric which resulted in a five-year performance-based ratemaking plan in September 2019. In April 2019, we made a full rate case filing for KEDNY and KEDLI in April 2019. In November 2020, we made a full rate case filing for Boston Gas proposing a five-year performance-based ratemaking plan which is currently pending.

Massachusetts

Massachusetts Electric and Nantucket Electric rate cases

We filed a rate case for Massachusetts Electric and Nantucket Electric with the MADPU on 15 November 2018 with new rates effective on 1 October 2019. The Massachusetts Electric rate case was the first for Massachusetts Electric and Nantucket Electric since the case was filed in 2015. It updated the electric companies' rates to more closely align revenues with the cost of service and bring their earned RoEs closer to the allowed RoE. New rates were approved with an allowed RoE of 9.6% on an equity ratio of 53.5%. The MADPU approved a five-year performance-based ratemaking plan, which adjusts distribution rates annually based on a predetermined formula. As part of its decision, the MADPU required a management audit addressing the Company's strategic planning processes, staffing decisions and its relationship to National Grid USA Service Company, among other items.

Boston Gas Company rate case

On 13 November 2020, we filed a rate case with the MADPU for Boston Gas Company, including a request for approval of a performance-based ratemaking plan (PBR Plan), and related proposals. We requested that the MADPU approve new distribution rates to increase distribution revenues by $220.7 million, including the transfer of $81.9 million of recovery of Boston Gas's Gas System Enhancement Program (GSEP) investments completed through 31 March 2020, from the GSEP factors to base distribution rates, with new rates to be effective 1 October 2021. The actual net revenue deficiency calculated by Boston Gas for distribution rates is $138.8 million, or an incremental increase in distribution revenue of 18.1%. The last Boston Gas rate case was filed in 2017, and this rate case would allow the Company's rates to more closely align revenues with the cost of service and bring the earned RoE closer to the allowed RoE. Boston Gas also presented its Future of Heat proposals to address Massachusetts' ambitious greenhouse gas emissions reduction goals. These proposals are innovative programmes and demonstration projects that the Company has developed to reduce emissions, promote gas demand response, and encourage the development of sustainable heating options and new technologies to advance low carbon heating solutions. Ultimately, the MADPU elected to remove our Future of Heat proposals from the rate case without prejudice for their consideration as part of other proceedings.

Investigation into role of gas distribution companies in achieving climate change goals

On 29 October 2020, the MADPU issued an order opening an investigation into the role of gas distribution companies in achieving the Massachusetts' 2050 climate goals. Noting Massachusetts' work to develop a 2050 Decarbonization Roadmap and a Clean Energy Climate Plan for 2030 (together the 'Roadmaps'), released in December 2020, the MADPU directed the gas distribution companies to jointly hire one or more independent consultants to review the Roadmaps, identify any pathways not examined in the Roadmaps, and perform a detailed study of each gas company that analyses the feasibility of all pathways. On or before 1 March 2022, each company must submit a proposal to the MADPU that includes its recommendations and plans for helping Massachusetts achieve its 2050 climate goals, supported by the consultants' report, that incorporates feedback and advice on its proposals obtained through a stakeholder process.

Management Audit

On 30 September 2019, in its decision regarding Massachusetts Electric Company and Nantucket Electric Company's most recent request for a change in base distribution rates, the MADPU required a comprehensive independent management audit of the company, including a review of its relationship to the National Grid USA Service Company (NGSC). On 25 November 2019, the MADPU formally opened the investigation to undertake the audit. The audit scope included a review of:

- the Company's strategic planning processes;
- National Grid's staffing decisions and the extent to which they affect the Company's efficiency of operations and the productivity of its employees;
- potential management problems through to the highest levels of the organisation, as well as potential management issues related to National Grid's relationship with NGSC;
- investigation of management process issues relating to IT strategy, cybersecurity, and the Phase I EV and Phase II EV Programmes; and
- the Company's management of its interconnection process in light of the Transmission Cluster Study in Central and Western, Massachusetts.

The final audit report was issued on 29 March 2021. Regarding organisational structure, the report recommended improvements to risk management processes/mitigation plans and presentation materials to enable the senior leadership team to have visibility of risks at the right level of granularity, and noted changes are already underway. Regarding strategic planning, the report recommended changes to enhanced alignment of strategic planning and budgetary planning processes to avoid a mismatch between budget and resources, and track strategic decision-making at senior management level. In relation to staffing decisions, the report recommended improvements to strategic workforce/resource planning processes. In addition, the report noted positive changes in information technology strategy and efforts to insource strategic capabilities and recommended that the Company implement more electric vehicle programme metrics to track and identify the programme's effectiveness.

On 30 April 2021, the Company filed its response to the final audit report. As part of the Company's proposal for implementation of the audit's recommendations regarding strategic planning, the Company will submit compliance filings during 2021/22 with more specific plans and policies. These compliance filings will also provide an opportunity for the Company to update the MADPU on its progress.

National Grid plc Annual Report and Accounts 2020/21 Additional Information | The business in detail

The MADPU inquiry regarding COVID-19 customer assistance and ratemaking matters
Starting with the First Set of Orders on 24 March 2020, the Chairman of the MADPU issued a series of orders in response to the Governor's declaration of a state of emergency due to the COVID-19 pandemic. In the First Set of Orders, the MADPU prohibited the utilities from terminating service to any customer (including residential, commercial and industrial customers) for non-payment of utility bills until the state of emergency is lifted. Since that time the state has extended the moratorium for residential customers to 1 July 2021, but the moratorium for commercial and industrial (C&I) customers has since expired.

On 11 May 2020, the MADPU opened an inquiry into establishing policies and practices regarding customer assistance and ratemaking measures for gas companies in response to the effects of the COVID-19 pandemic and established a Customer Assistance and Ratemaking Working Group ('Working Group') to develop programmes to assist customers and to establish appropriate policies and practices for the resumption of collections activities. The Working Group's first report on customer assistance issues contained a four-phased plan for customer outreach which was approved by the MADPU on 26 June 2020.

On 31 December 2020, the MADPU approved the consensus implementation issues related to the ratemaking treatment of the COVID-19 customer assistance programmes and determined that the remaining contested issues, including the extent to which the companies will be allowed to recover their COVID-19 costs, should be fully adjudicated in a new proceeding which is currently pending before the MADPU.

On 1 March 2021, the distribution companies filed their initial testimony in D.P.U. 20–91 on the following contested ratemaking issues:

- whether companies with PBR Plans, including National Grid, should be permitted to recover incremental bad debt costs or COVID-19 expenses; and
- whether the distribution companies and their shareholders should absorb some losses associated with the pandemic and resulting economic downturn (the Massachusetts Office of the Attorney General's position is that the companies should only get 50%).

New York

Downstate New York 2019 rate cases
On 30 April 2019, we filed to increase revenues for The Brooklyn Union Gas Company and KeySpan Gas East Corporation for the 12 months ending 31 March 2021. On 14 May 2021, we filed a joint proposal setting out a comprehensive three-year rate plan (financial years 2021–23) for our downstate New York gas business. The rate plan includes: a 8.8% RoE and 48% equity ratio; gas revenue decreases of $4.7 million for KEDNY and $22.8 million for KEDLI in 2020/21, gas revenue increases of $47 million for KEDNY and $28.9 million for KEDLI in 2021/22, and gas revenue increases of $73.4 million for KEDNY and $26.2 million for KEDLI in 2022/23; funding for a three-year capital plan of approximately $2 billion for KEDNY and $1.4 billion for KEDLI; annual reconciliation mechanisms for certain non-controllable costs (e.g. property taxes, pension/OPEBs, and site investigation remediation costs); a gas safety and reliability surcharge to recover the costs of incremental leak-prone pipe replacement; and a number of incentive mechanisms, including earnings adjustment mechanisms (EAMs), which provide a potential incentive of approximately $3.3 million and $2.2 million annually for KEDNY and KEDLI, respectively. The NYPSC final decision is expected later this summer.

NMPC rate case
In July 2020, we filed to adjust Niagara Mohawk's base electric and gas delivery rates in the 12 months ending 30 June 2022. To facilitate a potential multi-year settlement, we submitted comprehensive financial information for two additional data years ending 30 June 2023 and 30 June 2024. On 14 October 2020, the Company filed corrections and updates, which requested rate increases of $103.3 million for the electricity business and $37.1 million for the gas business. We are currently engaged in settlement negotiations. If a settlement can be achieved on a multi-year rate plan, we will file a plan that will be subject to approval by the NYPSC.

Downstate Gas Moratorium
Following the Company's decision to enact a moratorium on new gas connections in 2019 and the resulting threat against the Company's licence to operate in New York, various actions have been taken to address gas supply constraints and improve stakeholder relationships.

During November 2019, a settlement was agreed to immediately resume connecting gas services in Brooklyn, Queens and Long Island for applications that had been put on hold. A total of $36 million in customer assistance, gas conservation measures and clean energy investments has been committed by the Company, along with the appointment of an external monitor and the requirement to deliver a plan to address service to customers through winter 2020/21. In the interest of promoting transparency and to assure the public of the Company's commitment to identifying long-term solutions for the region's energy challenges, we extended the engagement of the external monitor through to September 2021. The settlement agreement also provides a framework for identifying longer-term solutions to address the supply constraints in downstate New York. We developed a range of options to address the natural gas constraints facing the region, which were presented at a series of public meetings in the downstate New York service territory. These meetings were designed to facilitate a dialogue with customers, residents, advocates, business leaders and local elected officials on potential solutions. Following the public meetings, the Companies published a report that summarised the public feedback and provided additional information and analysis on the various long-term natural gas supply options. The companies are now working with regulators, stakeholders, and customers to implement long-term solutions to the gas supply constraints in the region. On 15 April 2021, the NYPSC approved an amendment to the Settlement Agreement, which repurposed $20 million of shareholder funding to establish a deferral for the benefit of customers. The funding would be used as a credit to offset the costs of KEDNY and KEDLI's energy efficiency and demand response programmes being addressed in their ongoing rate cases.

COVID-19 response New York
The New York State Legislature, in response to the state of emergency, enacted amendments to Section 32 of the Public Service Law, referred to as the Parker-Mosley amendments, that provided, inter alia, that no utility corporation shall terminate or discontinue service to any residential customer for non-payment of any overdue charges for the duration of the COVID-19 state of emergency.

Other important regulatory updates
In November 2020, the NYPSC approved our filing requesting permission to deploy advanced metering infrastructure (AMI) in NMPC's upstate New York service territory. The AMI programme involves a six-year, $640 million (20-year NPV) deployment of approximately 1.7 million electric AMI meters and 640,000 AMI-compatible gas modules, with two years of back-office system work beginning in the second quarter of 2021, and electric meter/gas module deployment to begin in the second quarter of 2023. This investment will modernise both customer and grid-facing components of the Company's distribution system and is considered a key enabler of NMPC's strategy to address the comprehensive clean energy goals set forth in New York's Climate Leadership and Community Protection Act.

In addition, on 12 February 2021, the Department of Public Service Staff issued white papers on gas system planning that propose:

- a process for modernising the long-term gas planning process in New York; and
- procedures for managing future moratoria on new gas service connections resulting from supply constraints.

The Gas Planning Paper proposes significant changes to the reporting and regulatory oversight for gas supply planning, including that the Commission direct New York's distributions companies to begin filing long-term supply plans every three years. These supply plans would be similar in many respects to our long-term report for downstate New York, in terms of identifying and analysing various supply options to address different demand scenarios. Staff proposes potential financial incentive mechanisms for developing non-pipeline alternatives, including potential incentives for sourcing renewable natural gas and promoting electrification. The Moratorium Paper proposes a roadmap for managing future moratoria, including requirements for stakeholder notifications, communications plans, and applicant management. Final comments on Staff's proposals are due in June 2021.

National Grid plc Annual Report and Accounts 2020/21 Additional Information

The business in detail continued

Rhode Island

Rhode Island combined gas and electric rate case

On 24 August 2018, the RIPUC approved the terms of an Amended Settlement Agreement (ASA). We are currently in year three of the Company's multi-year rate plan. The ASA also requires the Company to file the next rate case so that new rates take effect no later than 1 September 2022, unless the Rhode Island Division of Public Utilities and Carriers consents to an extension of the term and specifies another date upon which rates are to take effect. The Company will file its Rate Year 4 compliance filing by 1 June 2021 for distribution rates for year four of the multi-year rate plan, effective 1 September 2021. The ASA includes an Electric Transportation Initiative (the ET Initiative or Program) to facilitate the growth of Electric Vehicle (EV) adoption and scaling of the market for EV-charging equipment to advance Rhode Island's zero emission vehicles and greenhouse gas emissions policy goals. The ET Initiative includes the following five components:

- Off-Peak Charging Rebate Pilot;
- Charging Station Demonstration Program;
- Discount Pilot for Direct Current Fast Charging (DCFC) Station Accounts;
- Fleet Advisory Services; and
- Electric Transportation Initiative Evaluation.

As of the end of Rate Year 2, the Charging Station Demonstration Program achieved 72% of ET Initiative targets for Level 2 ports and 7% of the target for DCFC ports. The ASA also includes two energy storage demonstration projects because storage is critical for achieving Rhode Island's clean energy future, as it provides the ability to optimise system performance over time and allows intermittent renewable resources to make a larger contribution to overall generation.

Rhode Island Aquidneck Island gas service interruption

On 21 January 2019, we suffered a significant loss of gas supply to the distribution system that serves our customers on Aquidneck Island in Rhode Island. As a result, we made the decision to interrupt the gas service to the Aquidneck Island system to protect the safety of our customers and the public. Overall, approximately 7,500 customers lost their gas service. On 30 October 2019, RIPUC issued an investigation report regarding the gas service interruption which identified the causes of the outages, which included multiple factors, some of which were outside the control of The Narragansett Electric Company. RIPUC's report also recommended several gas system improvements, many of which we have addressed already. On 13 December 2019, we filed our response to the RIPUC's report and continue to meet with RIPUC on a quarterly basis regarding winter reliability issues for Aquidneck Island and Rhode Island. On 23 September 2020, we published a long-term capacity study for energy solutions for Aquidneck Island for stakeholder feedback. We are gathering stakeholder feedback on a hybrid model approach that will offset gas demand growth with advanced non-infrastructure solutions while addressing existing gas capacity and vulnerability challenges with an alternative LNG solution.

Power Sector Transformation/Advanced Metering Functionality and Grid Modernisation Plan

On 27 November 2017, we filed a Power Sector Transformation (PST) Vision and Implementation Plan (the PST Plan) in conjunction with our combined gas and electric rate case. The PST Plan proposed a suite of investments, including the full deployment of Advanced Metering Functionality (AMF) and grid modernisation investments. On 21 January 2021, following more than two years of extensive collaboration with regulators and key stakeholders, we filed an Updated AMF Business Case and Grid Modernisation Plan (GMP) with the RIPUC. The Updated AMF Business Case provides a detailed plan to provide customers with greater control, choice and convenience in their energy consumption through the full-scale deployment of approximately 525,000 electric AMF meters, 277,000 gas modules, and the associated communications network. GMP presents a five-year implementation plan, and a ten-year road map of investments necessary to manage the electric distribution grid more granularly considering a range of Distributed Energy Resource (DER) adoption levels through 2030, as well as a comprehensive cost benefit analysis. Cost recovery for the specific projects and programmes in the GMP will be separately requested as part of future Infrastructure, Safety and Reliability (ISR) Plans or rate cases.

Infrastructure, Safety and Reliability Plans

We filed our 2022 Gas and Electric ISR Plans on 18 December and 21 December 2020, respectively, for effect 1 April 2021. The Electric ISR Plan proposed capital spending of $103.7 million, plus $12 million for total operation and maintenance expenses. The Gas ISR Plan proposed total capital spending of $180.1 million. On 29 March 2021, RIPUC approved the Company's 2021/22 Gas ISR Plan which included $173.2 million of investments, and the Company's 2021/22 Electric ISR Plan which included $101.7 million for capital investments plus an additional $12 million for operation and maintenance expenses. The Electric ISR Plan hearing took place on 16 March 2021. The Gas ISR Plan hearing took place on 11 March 2021.

COVID-19 response Rhode Island

In response to the COVID-19 emergency, effective on 16 March 2020, the RIPUC ordered all electric and natural gas utilities to immediately cease certain collection activities, including termination of service for non-payment. On 13 July 2020, RIPUC, after finding that an emergency still existed for customers eligible for the low-income rate, extended the moratorium on utility shut-offs until 1 November 2020 for customers qualifying for a low-income discount and until 30 September 2020 for remaining residential customers of National Grid. All COVID-19-related moratoria have now expired, and the Company has continued to make progress on the three-stage process for resuming collection activities.

Federal Energy Regulatory Commission

Formula Rate 206 proceeding

On 28 December 2020, FERC approved the settlement of a proceeding it had initiated against the Company and other New England transmission owners in 2015 under Section 206 of the Federal Power Act. The new settlement formula rates will go into effect on 1 January 2022. Permanent formula rate protocols providing for information exchange and challenges will go into effect in June 2023. As part of the settlement approved by the Commission, the parties agreed to a moratorium which applies to Section 205 or Section 206 filings seeking to change Attachment F of the ISO-NE OATT, its appendices or the formula rate Protocols developed as part of the settlement, subject to certain exceptions, until 31 December 2024.

National Grid plc Annual Report and Accounts 2020/21

Additional Information | The business in detail

Summary of US price controls and rate plans


2017
2018
2019
2020
2021
2022
2023

		Rate base (31 Mar 2021)	Equity-to-debt ratio	Allowed Return on Equity	Achieved Return on Equity (31 Mar 2020)	Revenue decoupling†	Capital tracker‡	Commodity-related bad debt true-up§	Pension/OPEB true-up◊
New York Public Service Commission	Niagara Mohawk[1] (upstate, electricity)	$6,206m	48:52	9.0%	6.3%	✓	P	P	✓
	Niagara Mohawk (upstate, gas)	$1,467m	48:52	9.0%	7.2%	✓	P	P	✓
	KEDNY (downstate)[2,4]	$4,958m	48:52	8.8%	6.1%	P	P	P	✓
	KEDLI (downstate)[3,4]	$3,158m	48:52	8.8%	8.2%	P	P	P	✓
Massachusetts Department of Public Utilities	Massachusetts Electric/Nantucket Electric	$3,033m	53:47	9.6%	5.3%	✓	P	✓	✓
	Massachusetts Gas[5]	$3,521m	53:47	9.5%	5.7%	✓	P	✓	✓
Rhode Island Public Utilities Commission	Narragansett Electric[6]	$950m	51:49	9.3%	10.0%	✓	✓	P	✓
	Narragansett Gas[6]	$1,082m	51:49	9.3%	6.9%	✓	✓	P	✓
Federal Energy Regulatory Commission	Narragansett	$787m	50:50	10.6%	11.1%	n/a	✓	n/a	✓
	Canadian Interconnector/Other[7]	$58m	100:0	13.0%	13.0%	n/a	✓	n/a	✓
	New England Power	$1,970m	64:36	10.6%	11.0%	n/a	✓	n/a	✓
	Long Island Generation	$440m	48:52	9.9%	12.2%	n/a	✓	n/a	✓

1. Both transmission and distribution, excluding stranded costs.
2. KeySpan Energy Delivery New York (the Brooklyn Union Gas Company).
3. KeySpan Energy Delivery Long Island (KeySpan Gas East Corporation).
4. National Grid, Department of Public Service Staff, and other settling parties filed a joint proposal for a three-year rate plan beginning April 2020 and ending March 2023. The settlement was filed on 14 May 2021 and a final decision from the NYPSC is expected later this year.
5. The chart shows the anticipated date rates are to be in effect.
6. The Narragansett Electric Company is currently seeking an extension of their current electric and gas rate plans.
7. Equity ratio and return on equity values are for the Canadian Interconnector only.

- Rate filing made
- New rates effective
- Rate plan ends
- Rates continue indefinitely
- Multi-year rate plan

✓ Feature in place

P Feature partially in place

†Revenue decoupling
A mechanism that removes the link between a utility's revenue and sales volume so that the utility is indifferent to changes in usage. Revenues are reconciled to a revenue target, with differences billed or credited to customers. Allows the utility to support energy efficiency.

‡Capital tracker
A mechanism that allows the recovery of the revenue requirement of incremental capital investment above that embedded in base rates, including depreciation, property taxes and a return on the incremental investment.

§Commodity-related bad debt true-up
A mechanism that allows a utility to reconcile commodity-related bad debt to either actual commodity-related bad debt or to a specified commodity-related bad debt write-off percentage. For electricity utilities, this mechanism also includes working capital.

◊Pension/OPEB true-up
A mechanism that reconciles the actual non-capitalised costs of pension and OPEB and the actual amount recovered in base rates. The difference may be amortised and recovered over a period or deferred for a future rate case.

National Grid plc Annual Report and Accounts 2020/21 Additional Information

Internal control and risk factors

Disclosure controls

Our management, including the Chief Executive and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at 31 March 2021. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives; however, their effectiveness has limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures.

Even effective disclosure controls and procedures provide only reasonable assurance of achieving their objectives. Based on the evaluation, the Chief Executive and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required for disclosure in the reports that we file and submit under the Exchange Act is recorded, processed, summarised and reported as and when required and that such information is accumulated and communicated to our management, including the Chief Executive and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

Internal control over financial reporting

Our management, including the Chief Executive and Chief Financial Officer, have carried out an evaluation of our internal control over financial reporting pursuant to the Disclosure Guidance and Transparency Rules sourcebook and Section 404 of the Sarbanes-Oxley Act 2002. As required by Section 404, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as defined in Rules 13a-5(f) and 15d-15(f) under the Exchange Act).

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's evaluation of the effectiveness of the Company's internal control over financial reporting was based on the revised Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Using this evaluation, management concluded that our internal control over financial reporting was effective as at 31 March 2021.

Deloitte LLP, which has audited our consolidated financial statements for the year ended 31 March 2021, has also audited the effectiveness of our internal control over financial reporting.

During the year, there were no changes in our internal control over financial reporting that have materially affected it, or are reasonably likely to materially affect it.

Risk factors

Management of our risks is an important part of our internal control environment, as we describe on pages 24 – 27. In addition to the principal risks listed, we face a number of inherent risks that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities.

Any investment decision regarding our securities and any forward-looking statements made by us should be considered in the light of these risk factors and the cautionary statement set out on page 268. An overview of the key inherent risks we face is provided below.

Risk factors

Law, regulation and political and economic uncertainty

Changes in law or regulation, or decisions by governmental bodies or regulators and increased political and economic uncertainty, could materially adversely affect us.

Most of our businesses are utilities or networks subject to regulation by governments and other authorities. Changes in law or regulation or regulatory policy and precedent (including changes arising as a result of the UK's exit from the European Union), as well as legislation introduced to facilitate the attainment of net zero emissions targets, and decisions of governmental bodies or regulators in the countries or states in which we operate could materially adversely affect us. We may fail to deliver any one of our customer, investor and wider stakeholder propositions due to increased political and economic uncertainty. Subject to completion of the WPD Acquisition, we may come under increased regulatory scrutiny resulting in greater costs of compliance.

If we fail to respond to or meet our own commitments as a leader in relation to climate change and the energy transition, we may be unable to influence future energy policy and deliver our strategy.

Decisions or rulings concerning the following (as examples) could have a material adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future:

- the implementation of the RIIO-2 price controls; whether licences, approvals or agreements to operate or supply are granted, amended or renewed; whether consents for construction projects are granted in a timely manner; or whether there has been any breach of the terms of a licence, approval or regulatory requirement; and
- timely recovery of incurred expenditure or obligations; the ability to pass through commodity costs; a decoupling of energy usage and revenue, and other decisions relating to the impact of general economic conditions on us, our markets and customers; implications of climate change and of advancing energy technologies; whether aspects of our activities are contestable; and the level of permitted revenues and dividend distributions for our businesses and in relation to proposed business development activities.

For further information, see pages 228 – 235, which explain our regulatory environment in detail.

Potentially harmful activities

Aspects of the work we do could potentially harm employees, contractors, members of the public or the environment.

Potentially hazardous activities that arise in connection with our business include: the generation, transmission and distribution of electricity; and the storage, transmission and distribution of gas. Electricity and gas utilities also typically use and generate hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of our operations that are not currently regarded or proved to have adverse effects but could become so, such as the effects of electric and magnetic fields.

A significant safety or environmental incident, or the failure of our safety processes or of our occupational health plans, as well as the breach of our regulatory or contractual obligations or our climate change targets, could materially adversely affect our results of operations and our reputation.

Safety is a fundamental priority for us, and we commit significant resources and expenditure to ensuring process safety; to monitoring personal safety, occupational health and environmental performance; and to meeting our obligations under negotiated settlements.

We are subject to laws and regulations in the UK and US governing health and safety matters to protect the public and our employees and contractors, who could potentially be harmed by these activities, as well as laws and regulations relating to pollution, the protection of the environment, and the use and disposal of hazardous substances and waste materials.

These expose us to costs and liabilities relating to our operations and properties, including those inherited from predecessor bodies, whether currently or formerly owned by us, and sites used for the disposal of our waste.

The cost of future environmental remediation obligations is often inherently difficult to estimate, and uncertainties can include the extent of contamination, the appropriate corrective actions and our share of the liability. We are increasingly subject to regulation in relation to climate change and are affected by requirements to reduce our own carbon emissions (including our own commitment to reduce our greenhouse gas emissions to net zero by 2050) as well as to enable reduction in energy use by our customers. If more onerous requirements are imposed or our ability to recover these costs under regulatory frameworks changes, this could have a material adverse impact on our business, reputation, results of operations and financial position.

National Grid plc Annual Report and Accounts 2020/21
Additional Information | Internal control and risk factors

Infrastructure and IT systems

We may suffer a major network failure or interruption, or may not be able to carry out critical operations due to the failure of infrastructure, data or technology or a lack of supply.

Operational performance could be materially adversely affected by: a failure to maintain the health of our assets or networks; inadequate forecasting of demand and inadequate record keeping or control of data or failure of information systems and supporting technology. This, in turn, could cause us to fail to meet agreed standards of service, incentive and reliability targets, or be in breach of a licence, approval, regulatory requirement or contractual obligation. Even incidents that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation.

Where demand for electricity or gas exceeds supply, including where we do not adequately forecast and respond to disruptions in energy supplies, and our balancing mechanisms are not able to mitigate this fully, a lack of supply to consumers may damage our reputation.

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

Weather conditions can affect financial performance, and severe weather that causes outages or damages infrastructure, together with our actual or perceived response, could materially adversely affect operational and potentially business performance and our reputation.

Malicious attack, sabotage or other intentional acts, including breaches of our cyber security, may also damage our assets (which include critical national infrastructure) or otherwise significantly affect corporate activities and, as a consequence, have a material adverse impact on our reputation, business, results of operations and financial condition.

Unauthorised access to, or deliberate breaches of, our IT systems may also lead to manipulation of our proprietary business data or customer information. Unauthorised access to private customer information may make us liable for a violation of data privacy regulations. Even where we establish business continuity controls and security against threats to our systems, these may not be sufficient.

Pandemics

We face risks related to health epidemics and other outbreaks.

As seen in the context of COVID-19, pandemics and their associated counter-measures may affect countries, communities, supply chains and markets, including the UK and our service territory in the US. The spread of such pandemics could have adverse effects on our workforce, which could affect our ability to maintain our networks and provide service. In addition, disruption of supply chains could adversely affect our systems or networks.

Pandemics such as COVID-19 can also result in extraordinary economic circumstances in our markets which could negatively affect our customers' ability to pay our invoices in the US or the charges payable to the system operators for transmission services in the UK. Measures such as the suspension of debt collection and customer termination activities across our service area in response to such pandemics are likely to result in near-term lower customer collections, and could result in increasing levels of bad debt and associated provisions.

The extent to which pandemics such as COVID-19 may affect our liquidity, business, financial condition, results of operations and reputation will depend on future developments, which are highly uncertain and cannot be predicted, and will depend on the severity of the relevant pandemic, the scope, duration, cost to National Grid and overall economic impact of actions taken to contain it or treat its effects.

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

National Grid plc Annual Report and Accounts 2020/21 Additional Information

Internal control and risk factors continued

Growth and business development activity

Failure to respond to external market developments and execute our growth strategy may negatively affect our performance. Conversely, new businesses or activities that we undertake alone or with partners may not deliver target outcomes and may expose us to additional operational and financial risk.

Failure to grow our core business sufficiently and have viable options for new future business over the longer term, or failure to respond to the threats and opportunities presented by emerging technology or innovation (including for the purposes of adapting our networks to meet the challenges of increasing distributed energy resources), could negatively affect the Group's credibility and reputation and jeopardise the achievement of intended financial returns.

Our business development activities, including the WPD Acquisition, the NECO sale and the announced proposed sale of a stake in our Gas Transmission business and the delivery of our growth ambition, involve acquisitions, disposals, joint ventures, partnering and organic investment opportunities, such as development activities relating to changes to the energy mix and the integration of distributed energy resources and other advanced technologies. These are subject to a wide range of both external uncertainties (including the availability of potential investment targets and attractive financing and the impact of competition for onshore transmission in both the UK and US) and internal uncertainties (including actual performance of our existing operating companies and our business planning model assumptions and ability to integrate acquired businesses effectively). As a result, we may suffer unanticipated costs and liabilities and other unanticipated effects.

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

Some of the debt we issue is rated by credit rating agencies, and changes to these ratings may affect both our borrowing capacity and borrowing costs. In addition, restrictions imposed by regulators may also limit how we service the financial requirements of our current businesses or the financing of newly acquired or developing businesses.

Financial markets can be subject to periods of volatility and shortages of liquidity – for example, as a result of unexpected political or economic events or the COVID-19 pandemic. If we were unable to access the capital markets or other sources of finance at commercially acceptable rates for a prolonged period, our cost of financing may increase, the discretionary and uncommitted elements of our proposed capital investment programme may need to be reconsidered, and the manner in which we implement our strategy may need to be reassessed.

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

The inability to meet such requirements, or the occurrence of any such restrictions, may have a material adverse impact on our business and financial condition.

Our debt agreements and banking facilities contain covenants, including those relating to the periodic and timely provision of financial information by the issuing entity, restrictions on disposals and financial covenants, such as restrictions on the level of subsidiary indebtedness.

Failure to comply with these covenants, or to obtain waivers of those requirements, could in some cases trigger a right, at the lender's discretion, to require repayment of some of our debt and may restrict our ability to draw upon our facilities or access the capital markets.

Exchange rates, interest rates and commodity price indices

Changes in foreign currency rates, interest rates or commodity prices could materially impact earnings or our financial condition.

We have significant operations in the US and are therefore subject to the exchange rate risks normally associated with non-UK operations including the need to translate US assets, liabilities, income and expenses into sterling (our reporting currency).

In addition, our results of operations and net debt position may be affected because a significant proportion of our borrowings, derivative financial instruments and commodity contracts are affected by changes in interest rates, commodity price indices and exchange rates, in particular the dollar-to-sterling exchange rate.

Furthermore, our cash flow may be materially affected as a result of settling hedging arrangements entered into to manage our exchange rate, interest rate and commodity price exposure, or by cash collateral movements relating to derivative market values, which also depend on the sterling exchange rate into the euro and other currencies.

National Grid plc Annual Report and Accounts 2020/21 Additional Information | Internal control and risk factors

Post-retirement benefits

We may be required to make significant contributions to fund pension and other post-retirement benefits.

We participate in a number of pension schemes that together cover substantially all our employees. In both the UK and US, such schemes include various large defined benefit schemes where the scheme assets are held independently of our own financial resources.

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

Our operations are exposed to the risk that customers, suppliers, banks and other financial institutions, and others with whom we do business, will not satisfy their obligations, which could materially adversely affect our financial position.

This risk is significant where our subsidiaries have concentrations of receivables from gas and electricity utilities and their affiliates, as well as industrial customers and other purchasers, and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions (including as a result of the COVID-19 pandemic).

To the extent that counterparties are contracted with for physical commodities (gas and electricity) and they experience events that impact their own ability to deliver, we may suffer supply interruption as described in Infrastructure and IT systems on page 237.

There is also a risk to us where we invest excess cash or enter into derivatives and other financial contracts with banks or other financial institutions. Banks who provide us with credit facilities may also fail to perform under those contracts.

Employees and others

We may fail to attract, develop and retain employees with the competencies (including leadership and business capabilities), values and behaviours required to deliver our strategy and vision and ensure they are engaged to act in our best interests.

Our ability to implement our strategy depends on the capabilities and performance of our employees and leadership at all levels of the business. Our ability to implement our strategy and vision may be negatively affected by the loss of key personnel or an inability to attract, integrate, engage and retain appropriately qualified personnel (including people with the skills to help us deliver on our net zero commitments) or if significant disputes arise with our employees.

As a result, there may be a material adverse effect on our business, financial condition, results of operations and prospects.

There is a risk that an employee or someone acting on our behalf may breach our internal controls or internal governance framework, or may contravene applicable laws and regulations. This could have an impact on the results of our operations, our reputation and our relationship with our regulators and other stakeholders.

Index to Directors' Report and other disclosures

AGM	241
Articles of Association	240
Audit information	117 – 128
Board of Directors	72 and 73
Business model	2 – 7
Change of control provisions	245
Code of Ethics	245
Conflicts of interest	245
Directors' indemnity	245
Directors' service contracts and letters of appointment	99
Directors' share interests	107
Diversity	59
Dividends	10, 39 and 267
Events after the reporting period	39, 216 and 242
Financial instruments	165
Future developments	19
Greenhouse gas emissions	21
Human rights	246
Important events affecting the Company during the year	12
Internal control	24
Internal control over financial reporting	236
Listing Rule 9.8.4 R cross-reference table	246
Material interests in shares	242
Colleagues	59
Political donations and expenditure	246
Research and development	247 – 249
Risk management	24
Share capital	242

National Grid plc Annual Report and Accounts 2020/21 Additional Information

Shareholder information

Articles of Association

The following description is a summary of the material terms of our Articles of Association (Articles) and applicable English law. It is a summary only and is qualified in its entirety by reference to the Articles.

The Company is proposing at the 2021 AGM to update the Articles to take account of recent changes to company law and market changes, including in particular the flexibility for the Company to hold general meetings by allowing combined physical and electronic general meetings (also known as 'hybrid' meetings). The Notice of Meeting for the 2021 AGM, which sets out details of the proposed amendments to the Articles and the proposed form of the amended Articles (the 'New Articles') are available on the Company's website.

Summary

The Articles set out the Company's internal regulations. Copies are available on our website and upon request. Amendments to the Articles have to be approved by at least 75% of those voting at a general meeting of the Company. Subject to company law and the Articles, the Directors may exercise all the powers of the Company. They may delegate authorities to committees and day-to-day management and decision-making to individual Executive Directors. We set out the committee structure on page 74.

General

The Company is incorporated under the name National Grid plc and is registered in England and Wales with registered number 4031152. Under the Companies Act 2006, the Company's objects are unrestricted.

Directors

Under the Articles, a Director must disclose any personal interest in a matter and may not vote in respect of that matter, subject to certain limited exceptions. As permitted under the Companies Act 2006, the Articles allow non-conflicted Directors to authorise a conflict or potential conflict for a particular matter. In doing so, the non-conflicted Directors must act in a way they consider, in good faith, will be most likely to promote the success of the Company for the benefit of the shareholders as a whole.

The Directors (other than a Director acting in an executive capacity) are paid fees for their services. In total, these fees must not exceed £2,000,000 per year or any higher sum decided by an ordinary resolution at a general meeting of shareholders. In addition, special pay may be awarded to a Director who acts in an executive capacity, serves on a committee, performs services which the Directors consider to extend beyond the ordinary duties of a Director, devotes special attention to the business of National Grid, or goes or lives abroad on the Company's behalf. Directors may also receive reimbursement for expenses properly incurred, and may be awarded pensions and other benefits. The compensation awarded to the Executive Directors is determined by the Remuneration Committee. Further details of Directors' remuneration are set out in the Directors' Remuneration Report (see pages 92 – 113).

The Directors may exercise all the powers of National Grid to borrow money. However, the aggregate principal amount of all the Group's borrowings outstanding at any time must not exceed £35 billion or any other amount approved by shareholders by an ordinary resolution at a general meeting. At the Company's AGM for 2020, shareholders approved, by ordinary resolution, an increase in this amount (which had remained unchanged since the 2009 AGM) to £45 billion and to enable the funding of growth over the medium term in an efficient manner. At the General Meeting on 22 April 2021 to approve the WPD Acquisition, shareholders approved a further increase in this amount to £55 billion to reflect the additional borrowing required for the WPD Acquisition and the taking on of existing WPD debt. The amount specified in the New Articles reflect these resolutions.

Directors can be appointed or removed by the Board or shareholders at a general meeting. Directors must stand for election at the first AGM following their appointment to the Board and the New Articles provide, in line with market practice, that they must be recommended by the Board or the Company must have received written confirmation of their willingness to act as Director. Each Director must retire at least every three years, although they will be eligible for re-election. In accordance with best practice introduced by the UK Corporate Governance Code, all Directors wishing to continue in office currently offer themselves for re-election annually. No person is disqualified from being a Director or is required to vacate that office by reason of attaining a maximum age.

A Director is not required to hold shares in National Grid in order to qualify as a Director.

Rights, preferences and restrictions

(i) Dividend rights

National Grid may not pay any dividend otherwise than out of profits available for distribution under the Companies Act 2006 and other applicable provisions of English law. In addition, as a public company, National Grid may only make a distribution if, at the time of the distribution, the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (as defined in the Companies Act 2006), and to the extent that the distribution does not reduce the amount of those assets to less than that aggregate. Ordinary shareholders and American Depositary Share (ADS) holders receive dividends.

Subject to these points, shareholders may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders, but not exceeding the amount recommended by the Board. The Board may pay interim dividends if it considers that National Grid's financial position justifies the payment. Any dividend or interest unclaimed for 12 years from the date when it was declared or became due for payment will be forfeited and revert to National Grid, and the New Articles clarify that the Company may use such unclaimed dividends for the Company's benefit as the Directors may think fit.

(ii) Voting rights

Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands, every shareholder who is present in person will have one vote and, on a poll, every shareholder will have one vote for every share they hold. On a show of hands or poll, shareholders may cast votes either personally or by proxy. A proxy need not be a shareholder. Under the Articles, all substantive resolutions at a general meeting must be decided on a poll and the New Articles provide that voting on resolutions at a general meeting that is held at least in part using an electronic platform must be decided on a poll. Ordinary shareholders and ADS holders can vote at general meetings.

(iii) Liquidation rights

In a winding up, a liquidator may (in each case with the sanction of a special resolution passed by the shareholders and any other sanction required under English law): (a) divide among the shareholders the whole or any part of National Grid's assets (whether the assets are of the same kind or not); the liquidator may, for this purpose, value any assets and determine how the division should be carried out as between shareholders or different classes of shareholders, or (b) transfer any part of the assets to trustees on trust for the benefit of the shareholders as the liquidator determines. In neither case will a shareholder be compelled to accept assets upon which there is a liability.

(iv) Restrictions

There are no restrictions on the transfer or sale of ordinary shares. Some of the Company's employee share plans, details of which are contained in the Directors' Remuneration Report, include restrictions on the transfer of ordinary shares while the ordinary shares are subject to the plan. Where, under an employee share plan operated by the Company, participants are the beneficial owners of the ordinary shares but not the registered owner, the voting rights may be exercised by the registered owner at the direction of the participant. Treasury shares do not attract a vote or dividends.

(v) Variation of rights

Subject to applicable provisions of English law, the rights attached to any class of shares of National Grid may be varied or cancelled. This must be with the written consent of the holders of three quarters in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

National Grid plc Annual Report and Accounts 2020/21
Additional Information | Shareholder information

General meetings
AGMs must be convened each year within six months of the Company's accounting reference date upon 21 clear days' advance written notice. Under the Articles, any other general meeting may be convened provided at least 14 clear days' written notice is given, subject to annual approval of shareholders. In certain limited circumstances, the Company can convene a general meeting by shorter notice. The notice must specify, among other things, the nature of the business to be transacted, the place, the date and the time of the meeting. As at the date of this report, it will be possible to hold the Company's 2021 AGM as a physical meeting in accordance with the UK government's roadmap to ease COVID-19 restrictions across England. However, given the unpredictable circumstances of the COVID-19 pandemic and to ensure the health and safety of all our shareholders and colleagues, we may be required to rapidly adapt these arrangements to respond to the UK government guidelines. Please ensure you continue to monitor our website nationalgrid.com/investors/shareholder-information/agm for any updates to the arrangements for the AGM.

Rights of non-residents
There are no restrictions under the Articles that would limit the rights of persons not resident in the UK to vote in relation to ordinary shares.

Disclosure of interests
Under the Companies Act 2006, National Grid may, by written notice, require a person whom it has reasonable cause to believe to be or to have been, in the last three years, interested in its shares to provide additional information relating to that interest. Under the Articles, failure to provide such information may result in a shareholder losing their rights to attend, vote or exercise any other right in relation to shareholders' meetings.

Under the UK Disclosure Guidance and Transparency Rules (DTR) sourcebook, there is also an obligation on a person who acquires or ceases to have a notifiable interest in shares in National Grid to notify the Company of that fact. The disclosure threshold is 3% and disclosure is required each time the person's direct and indirect holdings reach, exceed or fall below each 1% threshold thereafter.

The UK City Code on Takeovers and Mergers imposes strict disclosure requirements regarding dealings in the securities of an offeror or offeree company, and also on their respective associates, during the course of an offer period. Other regulators in the UK, US and elsewhere may have, or assert, notification or approval rights over acquisitions or transfers of shares.

Depositary payments to the Company
The Depositary (The Bank of New York Mellon) reimburses the Company for certain expenses it incurs in relation to the ADS programme. The Depositary also pays the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses for the mailing of annual and interim financial reports, printing and distributing dividend cheques, the electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimiles and telephone calls. It also reimburses the Company for certain investor relationship programmes or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement is not necessarily tied to the amount of fees the Depositary collects from investors.

For the period 18 June 2020 to 19 May 2021, the Company received a total of $1,943,797.24 in reimbursements from the Depositary consisting of $1,112,830.34, $285,087.01 and $545,879.89 received in October 2020, December 2020 and March 2021 respectively. Fees that are charged on cash dividends will be apportioned between the Depositary and the Company.

Any questions from ADS holders should be directed to The Bank of New York Mellon at the contact details on page 267.

Description of securities other than equity securities: Depositary fees and charges
The Depositary collects fees by deducting them from the amounts distributed or by selling a portion of distributable property for:
- delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them; and
- making distributions to investors (including, it is expected, cash dividends).

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

The Company's Deposit agreement under which the ADSs are issued allows a fee of up to $0.05 per ADS to be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the 2020/21 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to distribution of the cash dividend.

Documents on display
National Grid is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. The Company's Form 20-F and other filings can be viewed on the National Grid website as well as the SEC website at sec.gov.

National Grid plc Annual Report and Accounts 2020/21 Additional Information | Shareholder information

Shareholder information continued

Events after the reporting period

There were no events after the reporting period.

Exchange controls

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange control restrictions, or that affect the remittance of dividends, interest or other payments to non-UK resident holders of ordinary shares except as otherwise set out in Taxation on pages 243 and 244 and except in respect of the governments of and/or certain citizens, residents or bodies of certain countries (described in applicable Bank of England Notices or European Union Council Regulations in force as at the date of this document).

Material interests in shares

As at 31 March 2021, National Grid had been notified of the following holdings in voting rights of 3% or more in the issued share capital of the Company:

	Number of ordinary shares	% of voting rights[1]	Date of last notification of interest
BlackRock, Inc.	253,998,855	7.21	1 December 2020
The Capital Group Companies, Inc.	145,094,617	3.88	16 April 2015

1. This number is calculated in relation to the issued share capital at the time the holding was disclosed.

As at 19 May 2021, no further notifications have been received.

The rights attached to ordinary shares are detailed on page 240. All ordinary shares and all major shareholders have the same voting rights. The Company is not, to the best of its knowledge, directly or indirectly controlled.

Share capital

As at 19 May 2021, the share capital of the Company consists of ordinary shares of $12^{204/473}$ pence nominal value each and ADSs, which represent five ordinary shares each.

Authority to purchase shares

Shareholder approval was given at the 2020 AGM to purchase up to 10% of the Company's share capital (being 351,013,155 ordinary shares). The Directors intend to seek shareholder approval to renew this authority at the 2021 AGM.

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

When purchasing shares, the Company has taken, and will continue to take, into account market conditions prevailing at the time, other investment and financing opportunities, and the overall financial position of the Company.

At the 2020 AGM, the Company sought authority to purchase ordinary shares in the capital of the Company as part of the management of the dilutive effect of share issuances under the scrip dividend scheme. During the year, the Company did not purchase any of its own shares.

	Number of shares	Total nominal value	% of called up share capital
Shares held in Treasury purchased in prior years[1]	271,931,784	£33,804,627.69[2]	7.19[1]
Shares purchased and held in Treasury during the year	–	–	–
Shares transferred from Treasury during the year (to employees under employee share plans)	6,172,027	£767,262.55[2]	0.16[3]
Maximum number of shares held in Treasury during the year	271,931,784	£33,804,627.69[2]	7.13[3]

1. Called-up share capital: 3,780,237,016 as at 31 March 2020.
2. Nominal value: $12^{204/473}$p.
3. Called-up share capital of 3,814,951,606 ordinary shares as at the date of this report.

As at the date of this report, the Company held 259,621,074 ordinary shares as treasury shares. This represented 6.81% of the Company's called-up share capital.

Authority to allot shares

Shareholder approval was given at the 2020 AGM to allot shares of up to one third of the Company's share capital. The Directors are seeking this same level of authority this year. The Directors consider that the Company will have sufficient flexibility with this level of authority to respond to market developments and that this authority is in line with investor guidelines.

The Directors currently have no intention of issuing new shares or of granting rights to subscribe for or convert any security into shares. This is except in relation to, or in connection with, the operation and management of the Company's scrip dividend scheme and the exercise of options under the Company's share plans. No issue of shares will be made that would effectively alter control of the Company without the sanction of shareholders in a general meeting.

The Company expects to actively manage the dilutive effect of share issuance arising from the operation of the scrip dividend scheme. In some circumstances, additional shares may be allotted to the market for this purpose under the authority provided by this resolution. Under these circumstances, it is expected that the associated allotment of new shares (or rights to subscribe for or convert any security into shares) will not exceed 1% of the issued share capital (excluding treasury shares) per annum.

Dividend waivers

The trustee of the National Grid Employee Share Trust, which is independent of the Company, waived the right to dividends paid during the year. They have also agreed to waive the right to future dividends, in relation to the ordinary shares and ADSs held by the trust.

Under the Company's ADS programme, the right to dividends in relation to the ordinary shares underlying the ADSs was waived during the year, under an arrangement whereby the Company pays the monies to satisfy any dividends separately to the Depositary for distribution to ADS holders entitled to the dividend. This arrangement is expected to continue for future dividends.

Share information

National Grid ordinary shares are listed on the London Stock Exchange under the symbol NG. The ADSs are listed on the New York Stock Exchange under the symbol NGG.

National Grid plc Annual Report and Accounts 2020/21

Additional Information | Shareholder information

Shareholder analysis

The following table includes a brief analysis of shareholder numbers and shareholdings as at 31 March 2021.

	Number of shareholders	% of shareholders	Number of shares	% of shares[1]
1–50	163,850	21.22	4,977,152	0.13
51–100	194,515	25.19	13,646,168	0.36
101–500	322,508	41.77	67,393,746	1.77
501–1,000	45,487	5.89	31,660,235	0.83
1,001–10,000	43,014	5.57	105,181,894	2.76
10,001–50,000	1,714	0.22	31,282,895	0.82
50,001–100,000	206	0.03	14,734,456	0.39
100,001–500,000	413	0.05	99,665,659	2.61
500,001–1,000,000	151	0.02	109,396,417	2.87
1,000,001+	302	0.04	3,337,012,984	87.47
Total	772,160	100	3,814,951,606	100

1. Percentages have been rounded to two decimal places.

Taxation

This section provides information about certain US federal income tax and UK tax consequences for US Holders (defined below) of owning ADSs and ordinary shares. A US Holder is the beneficial owner of ADSs or ordinary shares who:

- is for US federal income tax purposes (i) an individual citizen or resident of the United States; (ii) a corporation created or organised under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to US federal income tax without regard to its source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes; and
- does not hold ADSs or ordinary shares in connection with the conduct of a business or the performance of services in the UK or otherwise in connection with a branch, agency or permanent establishment in the UK.

This section is not a comprehensive description of all the US federal income tax and UK tax considerations that may be relevant to any particular investor (including consequences under the US alternative minimum tax or net investment income tax). Neither does it address state, local or other tax laws. National Grid has assumed that shareholders, including US Holders, are familiar with the tax rules applicable to investments in securities generally and with any special rules to which they may be subject. This discussion deals only with US Holders who hold ADSs or ordinary shares as capital assets. It does not address the tax treatment of investors who are subject to special rules. Such investors may include:

- financial institutions;
- insurance companies;
- dealers in securities or currencies;
- investors who elect mark-to-market treatment;
- entities treated as partnerships or other pass-through entities and their partners;
- individual retirement accounts and other tax-deferred accounts;
- tax-exempt organisations;
- investors who own (directly or indirectly) 10% or more of our shares (by vote or value);
- investors who hold ADSs or ordinary shares as a position in a straddle, hedging transaction or conversion transaction;
- individual investors who have ceased to be resident in the UK for a period of five years or less;
- persons that have ceased to be US citizens or lawful permanent residents of the US; and
- US Holders whose functional currency is not the US dollar.

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

US Holders should consult their own advisors regarding the tax consequences of buying, owning and disposing of ADSs or ordinary shares depending on their particular circumstances, including the effect of any state, local or other tax laws.

Taxation of dividends

The UK does not currently impose a withholding tax on dividends paid to US Holders.

US Holders should assume that any cash distribution paid by us with respect to ADSs or ordinary shares will be reported as dividend income for US federal income tax purposes. While dividend income received from non-US corporations is generally taxable to a non-corporate US Holder as ordinary income for US federal income tax purposes, dividend income received by a non-corporate US Holder from us generally will be taxable at the same favourable rates applicable to long-term capital gains provided (i) either: (a) we are eligible for the benefits of the Tax Convention or (b) ADSs or ordinary shares are treated as 'readily tradable' on an established securities market in the United States; and (ii) we are not, for our taxable year during which the dividend is paid or the prior year, a passive foreign investment company for US federal income tax purposes (a PFIC), and certain other requirements are met. We expect that our shares will be treated as 'readily tradable' on an established securities market in the United States as a result of the trading of ADSs on the New York Stock Exchange. We also believe we are eligible for the benefits of the Tax Convention.

Based on our audited financial statements and the nature of our business activities, we believe that we were not treated as a PFIC for US federal income tax purposes with respect to our taxable year ending 31 March 2021. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and the nature of our business activities, we do not anticipate becoming a PFIC in the foreseeable future.

Dividends received by corporate US Holders with respect to ADSs or ordinary shares will not be eligible for the dividends-received deduction that is generally allowed to corporations.

Taxation of capital gains

Subject to specific rules relating to assets that derive at least 75% of their value from UK land, US Holders will not be subject to UK taxation on any capital gain realised on the sale or other disposition of ADSs or ordinary shares.

Provided that we are not a PFIC for any taxable year during which a US Holder holds their ADSs or ordinary shares, upon a sale or other disposition of ADSs or ordinary shares, a US Holder generally will recognise a capital gain or loss for US federal income tax purposes that is equal to the difference between the US dollar value of the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the ADSs or ordinary shares. Such capital gain or loss generally will be long-term capital gain or loss if the ADSs or ordinary shares were held for more than one year. For non-corporate US Holders, long-term capital gain is generally taxed at a lower rate than ordinary income. A US Holder's ability to deduct capital losses is subject to significant limitations.

National Grid plc Annual Report and Accounts 2020/21 Additional Information

Shareholder information continued

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

US Holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of ADSs or ordinary shares. Such obligations include reporting requirements related to the holding of certain foreign financial assets.

UK stamp duty and stamp duty reserve tax (SDRT)

Transfers of ordinary shares – SDRT at the rate of 0.5% of the amount or value of the consideration will generally be payable on any agreement to transfer ordinary shares that is not completed using a duly stamped instrument of transfer (such as a stock transfer form).

The SDRT liability will be cancelled where an instrument of transfer is executed and duly stamped before the expiry of the six-year period beginning with the date on which the agreement is made. If a claim is made within the specified period, any SDRT which has been paid will be refunded. SDRT is due whether or not the agreement or transfer is made or carried out in the UK and whether or not any party to that agreement or transfer is a UK resident.

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

An agreement for the transfer of ADSs in the form of American Depositary Receipts will not result in an SDRT liability. A charge to stamp duty or SDRT may arise on the transfer of ordinary shares to the Depositary or The Bank of New York Mellon as agent of the Depositary (the Custodian).

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

UK inheritance tax
An individual who is domiciled in the US for the purposes of the Estate Tax Convention and who is not a UK national for the purposes of the Estate Tax Convention will generally not be subject to UK inheritance tax in respect of (i) the ADSs or ordinary shares on the individual's death or (ii) a gift of the ADSs or ordinary shares during the individual's lifetime. This is not the case where the ADSs or ordinary shares are part of the business property of the individual's permanent establishment in the UK or relate to a fixed base in the UK of an individual who performs independent personal services.

Special rules apply to ADSs or ordinary shares held in trust.

In the exceptional case where the ADSs or shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US or vice versa.

Capital gains tax (CGT) for UK resident shareholders
You can find CGT information relating to National Grid shares for UK resident shareholders on the investor section of our website. Share prices on specific dates are also available on our website.

National Grid plc Annual Report and Accounts 2020/21

Additional Information

Other disclosures

All-employee share plans

The Company has a number of all-employee share plans as described below, which operated during the year. These allow UK or US-based employees to participate in tax-advantaged plans and to become shareholders in National Grid.

Sharesave

UK employees are eligible to participate in the Sharesave plan. Under this plan, participants may contribute between £5 and £500 each month, for a fixed period of three years, five years or both. Contributions are taken from net salary. At the end of the fixed period, participants may use their savings to purchase ordinary shares in National Grid at a 20% discounted option price, which is set at the time of each annual Sharesave launch.

Share Incentive Plan (SIP)

UK employees are eligible to participate in the SIP. Contributions up to £150 per month are deducted from participants' gross salary and used to purchase National Grid ordinary shares each month. The shares are placed in a UK resident trust and are available to the individual with tax advantages after a five-year period.

US Incentive Thrift Plans

Thrift Plans are open to all US employees of participating National Grid companies; these are tax-advantaged savings plans (commonly referred to as 401k plans). These are defined contribution (DC) pension plans that give participants the opportunity to invest up to applicable federal salary limits. The federal limits for calendar year 2020 were: for pre-tax contributions, a maximum of 50% of salary limited to $19,500 for those under the age of 50 and $26,000 for those aged 50 and above; for post-tax contributions, up to 15% of salary. The total amount of employee contributions (pre-tax and post-tax) could not exceed 50% of compensation, and was further subject to the combined federal annual contribution limit of $57,000. For the calendar year 2021, participants may invest up to the applicable federal salary limits: for pre-tax contributions, this is a maximum of 50% of salary limited to $19,500 for those under the age of 50 and $26,000 for those aged 50 and above; for post-tax contributions, this is up to 15% of salary. The total amount of employee contributions (pre-tax and post-tax) may not exceed 50% of compensation, and is further subject to the combined federal annual contribution limit of $58,000.

US Employee Stock Purchase Plan (ESPP)

Employees of National Grid's participating US companies are eligible to participate in the ESPP (commonly referred to as a 423b plan). Eligible employees have the opportunity to purchase ADSs in National Grid on a monthly basis at a 15% discounted price. Under the plan, employees may contribute up to 20% of base pay each year, up to a maximum annual contribution of $25,000, to purchase ADSs.

The ESPP rules expire in July 2021 and so the Company will seek shareholder approval at the 2021 AGM for the new ESPP rules. The new rules will be substantially in line with the existing rules, updated to reflect developments in market practice and good governance.

Change of control provisions

No compensation would be paid for loss of office of Directors on a change of control of the Company. As at 31 March 2021, the Company had borrowing facilities of £4.2 billion available to it with a number of banks, which, on a change of control of the Company following a takeover bid, may alter or terminate; however, the Company is currently not drawing on any of such borrowing facilities. All of the Company's share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time. In the event of a change of control of the Company, a number of governmental and regulatory consents or approvals are likely to be required, arising from laws or regulations of the UK or the US. Such consents or approvals may also be required for acquisitions of equity securities that do not amount to a change of control.

No other agreements that take effect, alter or terminate upon a change of control of the Company following a takeover bid are considered to be significant in terms of their potential impact on the business as a whole.

Code of Ethics

In accordance with US legal requirements, the Board has adopted a Code of Ethics for senior financial professionals. This Code is available on our website: nationalgrid.com (where any amendments or waivers will also be posted). There were no amendments to, or waivers of, our Code of Ethics during the year.

Conflicts of interest

In accordance with the Companies Act 2006, the Board has a policy and procedure in place for the disclosure and authorisation (if appropriate) of actual and potential conflicts of interest. The Board continues to monitor and note possible conflicts of interest that each Director may have. The Directors are regularly reminded of their continuing obligations in relation to conflicts, and are required to review and confirm their external interests annually. During the year ended 31 March 2021, no new actual or potential conflicts of interest were identified that required approval by the Board. The Board has considered and noted a number of situations in relation to which no actual conflict of interest was identified. Due to current ongoing contractual negotiations that the Company has with Costain plc, the situational conflict that Paul Golby has by virtue of being a Non-executive Director of the Company and Chairman of Costain plc has been kept under constant review during the year and Paul Golby has been recused of all discussions in relation to contractual issues with Costain plc. He has also confirmed to us in writing that the same arrangements are in place in Costain plc.

Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards

The Company is listed on the NYSE and is therefore required to disclose differences in its corporate governance practices adopted as a UK listed company, compared with those of a US company.

The corporate governance practices of the Company are primarily based on the requirements of the Corporate Governance Code 2018 but substantially conform to those required of US companies listed on the NYSE. The following is a summary of the significant ways in which the Company's corporate governance practices differ from those followed by US companies under Section 303A Corporate Governance Standards of the NYSE.

The NYSE rules and the Code apply different tests for the independence of Board members.

The NYSE rules require a separate nominating/corporate governance committee composed entirely of independent directors. There is no requirement for a separate corporate governance committee in the UK. Under the Company's corporate governance policies, all directors on the Board discuss and decide upon governance issues, and the Nominations Committee makes recommendations to the Board with regard to certain responsibilities of a corporate governance committee.

The NYSE rules require listed companies to adopt and disclose corporate governance guidelines. While the Company reports compliance with the Code in each Annual Report and Accounts, the UK requirements do not require the Company to adopt and disclose separate corporate governance guidelines.

The NYSE rules require a separate audit committee composed of at least three independent members. While the Company's Audit Committee exceeds the NYSE's minimum independent Non-executive Director membership requirements, it should be noted that the quorum for a meeting of the Audit Committee, of two independent Non-executive Directors, is less than the minimum membership requirements under the NYSE rules.

The NYSE rules require a compensation committee composed entirely of independent directors, and prescribe criteria to evaluate the independence of the committee's members and its ability to engage external compensation advisors. While the Code prescribes different independence criteria, the Non-executive Directors on the Company's Remuneration Committee have each been deemed independent by the Board under the NYSE rules. Although the evaluation criteria for appointment of external advisors differ under the Code, the Remuneration Committee is solely responsible for the appointment, retention and termination of such advisors.

Directors' indemnity

The Company has arranged, in accordance with the Companies Act 2006 and the Articles of Association, qualifying third-party indemnities against financial exposure that Directors may incur in the course of their professional duties. Equivalent qualifying third-party indemnities were, and remain, in force for the benefit of those Directors who stood down from the Board in prior financial years for matters arising when they were Directors of the Company. Alongside these indemnities, the Company places Directors' and Officers' liability insurance cover for each Director. To the extent appropriate and required, similar indemnities have also been given to directors of subsidiary and other associated companies, who also benefit from Directors' and Officers' liability insurance cover.

National Grid plc Annual Report and Accounts 2020/21

Additional Information

Other disclosures continued

Employees

We negotiate with recognised unions. It is our policy to maintain well developed communications and consultation programmes. Other than the implementation of the Massachusetts workforce contingency plan in June 2018 there have been no material disruptions to our operations from labour disputes during the past five years. The agreement under dispute between the Company and the Massachusetts Gas unions was satisfactorily renegotiated in January 2019. National Grid believes that it can conduct its relationships with trade unions and employees in a satisfactory manner. Further details on the Company's colleagues can be found on page 59.

Human rights

We launched our Responsible Business Charter in October 2020 focusing on five key areas. One of the areas is our people and our commitment to ensuring all our people are treated fairly and given the opportunity to thrive at work. As a responsible, purpose-led company the way in which we conduct ourselves allows us to build trust with the people we work with by doing things in the right way, building our reputation as a responsible and ethical company that our stakeholders want to do business with and our employees want to work for.

National Grid does not have direct operations in countries of high concern with respect to human rights, therefore we do not have a specific policy relating to human rights. However, respect for human rights is incorporated into our employment practices and our values. We treat everyone fairly and equally, without discrimination. Respecting others and valuing inclusion and diversity are integral to our Code of Ethics and we provide unconscious bias training to all our people to build awareness of cultural differences and the importance of diversity, and necessity of achieving equity and inclusion. We acknowledge that there may be potential risks in our wider supply chain, and we ensure that the expectations outlined in our Supplier Code of Conduct relating to respecting, protecting and promoting human rights regarding our suppliers are proactively promoted. Our Global Supplier Diversity Policy outlines our commitments to ensuring there is an established approach to diversity, equity, inclusion and respect from our suppliers in all aspects of business.

We recognise that the relationship we have with our suppliers can influence how they support our commitment to acting responsibly. Our Supplier Code of Conduct is updated and communicated to our suppliers annually and clearly sets out our expectations to share our commitment to respecting, protecting and promoting human rights. This includes alignment to the UN Guiding Principles, the 10 Principles of the United Nations Global Compact, the International Labour Organisation (ILO) minimum standards, the Ethical Trading Initiative (ETI) Base Code, the UK Modern Slavery Act 2015, the US Victims of Trafficking and Violence Protection Act 2000, the US Department of State Principles Combatting Human Trafficking and, for our UK suppliers, the requirements of the Living Wage Foundation.

In addition, we are signatories to the UK Construction Protocol, which is a joint agreement with many of the largest firms in the UK construction sector focused on eradicating modern slavery and exploitation in the building industry. We are also founding signatory members of the People Matter Charter which was created to help organisations up and down the supply chain to bring challenges related to decent work together into one workforce strategy. The Charter has eight commitments that can apply to any organisation, of any size including aspects supporting human rights.

We are members of the UNGC Modern Slavery working group and actively involved in the UK Utilities Sector Modern Slavery Working Group which is aimed at working together to eradicate slavery and exploitation in the UK Utilities Sector and its supply chains.

We aim to maintain fairness across the organisation for pay and make sure our pay practices do not show bias. In the US, we pay all our employees at least the minimum wage or above the minimum wage requirements. In the UK, we are accredited by the Living Wage Foundation. Our commitment to our direct employees extends to our contractors and the work they do on behalf of National Grid and is actively promoted through our supply chain and embedded in our contract terms and conditions. We believe that everyone should be appropriately rewarded for their time and effort. We also go above the real living wage requirements and voluntarily pay our trainees the Living Wage. We undertake a real living wage review each year to ensure continued alignment. We also increase individual salaries as required. We have verified the implementation of the real living wage in supply chain contracts where low wages could be a risk including our catering and cleaning contracts.

Listing Rule 9.8.4 R cross-reference table

Information required to be disclosed by LR 9.8.4 R (starting on page indicated):

Interest capitalised	Page 149
Publication of unaudited financial information	Not applicable
Details of long-term incentive schemes	Page 97
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable
Non-pre-emptive issues of equity for cash	Not applicable
Item (7) in relation to major subsidiary undertakings	None
Parent participation in a placing by a listed subsidiary	Not applicable
Contracts of significance	Not applicable
Provision of services by a controlling shareholder	Not applicable
Shareholder waivers of dividends	Page 242
Shareholder waivers of future dividends	Page 242
Agreements with controlling shareholders	Not applicable

Material contracts

On 17 March 2021 we agreed to buy WPD from PPL, and, conditional upon the completion of the WPD Acquisition and certain regulatory approvals, agreed to sell NECO to PPL. The share purchase agreements for the WPD Acquisition and the NECO sale, together with the sponsor agreement between the Company and Barclays Bank plc (Barclays) dated 31 March 2021 (pursuant to which the Company appointed Barclays as sponsor in connection with the WPD Acquisition and the publication of its shareholder circular for approval of the WPD Acquisition), as well as the acquisition facility dated 17 March 2021 required for the WPD Acquisition, comprising a £8,250,000,000 term loan facility and a £1,105,000,000 revolving loan facility term between the Company, Barclays and Goldman Sachs as lenders and lead arrangers, constitute material contracts for the Company.

In addition, each of our Executive Directors has a Service Agreement and each Non-executive Director has a Letter of Appointment. Apart from these, no contract (other than contracts entered into in the ordinary course of business) has been entered into by the Group within the two years immediately preceding the date of this report that is, or may be material; or which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group at the date of this report.

Political donations and expenditure

At this year's AGM, the Directors will again seek authority from shareholders, on a precautionary basis, for the Company and its subsidiaries to make donations to registered political parties and other political organisations and/or incur political expenditure as such terms are defined in the Companies Act 2006. In each case, donations will be in amounts not exceeding £125,000 in aggregate. The definitions of these terms in the Companies Act 2006 are very wide. As a result, this can cover bodies such as those concerned with policy review, law reform and the representation of the business community (for example trade organisations). It could include special interest groups, such as those involved with the environment, which the Company and its subsidiaries might wish to support, even though these activities are not designed to support or influence support for a particular party. The Companies Act 2006 states that all-party parliamentary groups are not political organisations for these purposes, meaning the authority to be sought from shareholders is not relevant to interactions with such groups. The Company has no intention of changing its current practice of not making political donations or incurring political expenditure within the ordinary meaning of those words. This authority is, therefore, being sought to ensure that none of the Company's activities inadvertently infringe these rules.

National Grid made no political donations and did not incur any political expenditure during the year, as such terms are defined for the purposes of the Companies Act 2006 and the Political Parties, Elections and Referendums Act 2000. National Grid USA and its affiliated New York and federal political action committees (PAC) made political donations in the US totalling $35,000 (£25,365) during the year. National Grid USA's affiliated New York PAC (NYPAC) was funded partly by contributions from National Grid USA and certain of its subsidiaries and partly by voluntary employee contributions. National Grid USA's affiliated federal PAC was funded wholly by voluntary employee contributions. The NYPAC did not receive any corporate contribution during the past fiscal year.

National Grid plc Annual Report and Accounts 2020/21
Additional Information | Other disclosures

Property, plant and equipment

This information can be found in note 13 property, plant and equipment on pages 159 – 161, note 21 borrowing on pages 170 – 172 and where we operate on page 227.

Research, development and innovation activity

Investment in research and development during the year for the Group was £17 million (2019/20: £14 million; 2018/19: £19 million). We only disclose directly incurred expenditure, and not those amounts our partners contribute to joint or collaborative projects. Collaborating across the industry has played a crucial role in our ability to develop new programmes and deliver value to our stakeholders throughout 2020/21.

UK Electricity

Continued collaboration and stakeholder engagement have driven the research programmes for ET innovation. Our engagement with stakeholders as part of webinars, formal meetings, conferences and dissemination events has been instrumental to developing our strategies including our overall innovation strategy as well as technology and asset-related innovation strategies.

As a result, our project portfolio has been developed around the themes of delivering cleaner and cheaper energy. Our commitment to the net zero target for 2050 has provided the focus for our research programme on carbon emission reduction. We completed our Zero-2050 project, which was aimed at developing the decarbonisation pathways for South Wales using a whole system approach. The project resulted in significant learning for the development of optimised regional pathways to meet the UK net zero targets. We presented our findings to the Welsh government and are now developing the next stages of the project in close collaboration with key stakeholders.

We are also increasing research into decarbonising our own operations and preparing our network for the changes we need to make to accommodate a fully decarbonised energy sector. We have worked with our partners on several projects, investigating ways to eliminate greenhouse gases from our gas-insulated equipment, replacement of diesel generators with low-carbon alternatives for back-up power generation in our substations, and the reduction of our carbon footprint relating to our construction work. Our future network will need to accommodate more renewable energy sources and other converter-based connections and equipment. Providing the infrastructure for a secure, efficient and reliable network requires an increased understanding of network stability. We have, therefore, developed several projects investigating the impacts of reduced inertia, potential controller interactions and reduced fault levels. We are also working with other GB transmission owners and ESO to develop a detailed GB transmission network electromagnetic transient model. An accurate network representation will provide greater insight and design of mitigating actions to maintain network stability.

The second key aspect that our stakeholder engagement has highlighted is the delivery of cheaper energy. This has been implemented in our research programme on optimised asset management and monitoring as well as the digitisation of operational technology, considering in particular, cyber security in a context of increasing cyber threats.

As a key enabler for future innovation we have continued the delivery of our Deeside Centre for Innovation. Significant progress has been made with good progress on the construction of the overhead line test area and detailed design for the substation area, which notably includes a trial for construction with cement-free concrete. We are aiming to open the facility for wider industry use in October 2021.

We submitted two entries to Ofgem for this year's Network Innovation Competition (NIC). The first entry was Proteus, a project which aimed to trial an innovative STATCOM solution for stability and voltage management. The second entry was RICA (Retro-Insulated Cross-Arms), a research project aimed to develop an innovative method for uprating existing overhead lines, allowing the voltage on 275kV overhead lines to be increased to 400kV. Both the entries were successful in the initial screening process and in its final decision, Ofgem awarded £8.1 million funding to the RICA project but chose not to take Proteus forward. The total cost of the RICA project is £9.1 million and ET will be contributing the remaining £1 million. We are also working with Smart Wires (see page 40) to use modular power flow control devices to increase power transfer capability on our network, thereby enabling greater volumes of renewable energy to be efficiently transferred to customers.

Electricity System Operator

Throughout the year the ESO has delivered a diverse innovation portfolio that supports our role in keeping electricity supplies safe, reliable and efficient, while pushing the boundaries to enable a net zero energy future. Our innovation projects continue to explore how we work in ground breaking areas such as advanced analytics and machine learning, as well as state-of-the-art technologies such as Virtual Synchronous Machines. In 2020/21 the ESO funded over £2.6 million worth of projects using Network Innovation Allowance (NIA), and were involved in four large-scale NIC projects with partners (two led by the ESO), we also supported third-party innovation with in-kind support from ESO experts. We refresh our strategy and innovation priorities annually, based on consultation with our stakeholders and this ensures we continue to focus innovation funding only on the most effective projects which could deliver significant consumer benefits. Our innovation activities last year include the Distributed ReStart project, which continues to engage with stakeholders, and explore how distributed energy resources can be used to restore power to the transmission network in the unlikely event of a blackout. The 4D Heat project explored how off-mains gas homes in Scotland could use wind power for domestic heating to ease constraint and congestion issues on the network. While the benefits of closer to real-time procurement of frequency response was tested in the Frequency Response Auction Trial, 2021 was the first year of the new ESO regulatory period, where we have access to £23 million of NIA over five years, and the Strategic Innovation Fund (SIF) will replace the NIC to support large-scale, collaborative projects focused on key industry challenges to achieving net zero targets.

UK Gas

Gas Transmission innovation has increased focus on meeting the UK's net zero 2050 targets. An accelerated programme of work in 2020/21 covered net zero challenges, including hydrogen and reduction of methane emissions alongside a focus on safety, reliability and asset health. The key highlights of 2020/21 include:

- collaboratively working with the gas distribution networks on several new projects under our Hydrogen in the NTS (HyNTS) programme: Hydrogen Deblending which allows for the separation of hydrogen in a natural gas mix and HyTechnical working with the Institute of Gas Engineers & Managers (IGEM) to overhaul the gas technical standards to meet hydrogen specifications;
- successfully securing funding for the £12.7 million HyNTS FutureGrid NIC Project which is an ambitious programme that seeks to build a hydrogen test facility from decommissioned assets at DNV GL Spadeadam, to demonstrate the National Transmission System (NTS) can transport hydrogen;
- reduction of methane emissions through two key projects: Monitoring of Real-time Fugitive Emissions (MoRFE), which looks at developing a cost-effective continuous fugitive emission detection system and CH4RGE, a project that looks at reducing methane emissions from rotating gas equipment;
- development of valve remediation techniques under the Valve Care Toolbox project to provide a suite of solutions that allow for repair rather than replacement of valves; and
- unlocking the potential of drone technology for inspection through the Above & Beyond Project to investigate and demonstrate the ability to fly a drone beyond visual line of sight, in uncontrolled airspace, to inspect large areas of our network and assets.

US research and development

Research and development (R&D) work in the US focused on the advancement of products, processes, systems technologies and work methods that may be new to National Grid. This is accomplished by working with internal departments to identify where strategic R&D investment is needed and is likely to prove beneficial. To achieve these goals, we work in collaboration with technical organisations, academia and vendors in the energy sector that align with our goals and objectives to provide a safe, reliable, efficient and clean service. We continue to focus our R&D on increasing public safety supporting the integration of renewable resource, protecting our workforce and reducing the cost of the work we perform.

Research efforts are designed with the focus on shared learnings across jurisdictions to help reduce cost and allow for a faster pace of technology adoption.

In 2020/21, we continued to invest and participate in several significant pilot projects with the intention of obtaining operational knowledge and experience of technology-driven system impacts.

National Grid plc Annual Report and Accounts 2020/21 Additional Information

Other disclosures continued

US Electricity
New England – Distribution

- Under the Company's 'Solar Phase 1, 2 and 3' programmes, we contracted and built approximately 35 MW of PV solar and 6.2 MW/ 12 MWh of energy storage system as part of our company-owned facilities portfolio. The facilities are used to explore new technologies that can help reduce the interconnection cost and time of solar energy. The research also aims to help the Company move from interconnecting DER to integrating it. Among the technologies researched are smart inverters, energy storage, dynamic VAR STATCOMS, plant level controllers and dual axis PV tracking. To enhance the learning experience the Company partnered with industry leaders such as the Electric Power Research Institute (EPRI), Sandia National Laboratories (Sandia) and Fraunhofer Gesellschaft (Fraunhofer). The programme won two awards in 2020:
  - the 2020 Digitalisation/Technology Adoption Award by Power Magazine; and
  - the Game Changer Award at the 2020 Connected Plant Conference.

New England – Transmission

- Working with Boston Dynamics, National Grid deployed the 'Spot Robot' (the robot) at its Sandy Pond HVDC station, which is responsible for importing almost 2,000 MW of clean hydroelectricity into New England every day. Currently technicians inspect the thyristors twice a year visually through windows looking into a hall, during two planned outages a year.
- The robot can be in the hall when energised. The robot can walk around the full floor area of the thyristor hall, affording the technicians full viewing angles of the equipment which were impossible to view through the windows alone. The robot also conducts thermal scans. With both its high-resolution optical cameras and sensors it can pick up on very small water leaks (which were difficult to detect visually before) and identify hot spots (places of possible mechanical fatigue). This is all without entering the environment such that the station can stay in operation and energised.
- The pilot of the robot was successful, the Company is collaborating with Boston Dynamics and so far has two robots. One of the robots will be permanently in the thyristor hall, and the other serves as a back up and is being considered for other locations.
- Smart Wires manufactures a power flow control device called the SmartValve. SmartValve are FACTS (Flexible Alternating Current Transmission System) devices that use power electronics to 'push and pull' power over a transmission network thus increasing transmission capacity over AC lines without the need to build additional capability (for example, reconductoring, new lines, or other typical upgrades).
- National Grid US deployed the SmartValve system on a 69kV line near the Fitch Road substation (Lancaster, MA north of Worcester, MA). The deployment will give us operational experience with the technology and prove out the capabilities.

New York – Distribution

- We are working on a demand reduction pilot project in Clifton Park that will offer customers various programmes and pricing signals to manage usage to reduce energy bills and demand during peak times. In addition, the Company has deployed and operated two VVO/CVR schemes in Clifton Park. We are conducting an offline analysis to determine the incremental benefits of incorporating AMI data with VVO/CVR operation. We are also piloting a smart inverter VVO/CVR project to assess the feasibility and benefits of integrating smart inverters with the existing VVO/CVR scheme currently in operation in the Clifton Park Pilot.
- We continued to progress our Smart City REV demonstration project in partnership with the city of Schenectady. Phase 1, which involves procurement, deployment and initial operation of all selected technologies, has been completed. Now we are collaborating on the establishment and assessment of functional performance characteristics, including feedback from city stakeholders to evaluate the public acceptance and the overall value proposition. Phase 2 of the project is currently in the technology procurement phase, which will then be deployed in the remaining areas of the city.
- We have been proposing a flexible Load Study to quantify the ability of flexible load to solve potential peak load challenges from beneficial electrification and minimum load challenges from DG penetration simultaneously. This study will model and simulate shifting of load from peak periods to mid-day time.
- As part of our NIMO rate case, we have proposed a distributed communications project to investigate greater integration of DER into the grid via: 1) novel communication schemes and protocols through utilisation of DTT and 3V0 low cost alternatives, 2) communications between the Company and the NYISO for new DER market products, 3) increased integration of DER into distribution automation schemes, 4) low-cost monitoring and control for smart inverters.
- We are also looking to pilot a net zero Carbon Building-to-Grid project to develop building-to-grid ('B2G') software, communication, and integration to Building Management System (BMS) and DER to actively manage the increased electrical load to support the grid and potentially provide compensation to the building owner and tenants.
- We have selected two developers and are proceeding with contract negotiations of two energy storage projects. The first project, Old Forge, is a 20 MW and 40 MWh battery to operate as a Microgrid. The second project, North Lakeville, is a 10 MW and 20 MWh battery and will be operated as an alternative to a traditional wire upgrade. In addition, both projects aim to dually participate in the NYISO markets.

Calibration across multiple jurisdictions

- We are piloting an Active Resource Integration (ARI) project at solar phase 3 location in MA and at Peterboro substation in NY to test the ability to increase the amount of solar DG integrated into the distribution system in constrained areas via development of curtailment capabilities.
- We are starting a DERMS Investigation project to conduct a deep dive into many aspects of DERMS (e.g., use cases, functions, IT architecture, cybersecurity, BCA, vendor capabilities) to prepare National Grid for the enterprise-wide implementation of a DERMS platform and associated modules.
- National Grid is heavily engaged on several EPRI and CEATI programmes, including bulk system renewables, DERs integration, planning and asset management, energy storage, asset management for transmission and distribution, system automation and integrating emerging technologies.
- Over the next 10 years we will be deploying up to 150 digital substations in New England and New York as we transition to fully digital substations on our transmission network, which will utilise the IEC 61850 communications standard. The digital substation reduces construction and operation costs, engineering and construction time, increases system flexibility, and helps facilitate the large-scale incorporation of renewable power.

National Grid plc Annual Report and Accounts 2020/21 Additional Information | Other disclosures

US Gas
New York

- While partnering with a robotics company and another utility, we have been developing and testing new technology to locate inadvertent sewer cross bores created when using some trenchless technology. This technology is deployed in our gas main immediately after installation, prior to the introduction of natural gas. It differs from the current process, which requires us to gain access to the municipal sewer system. Deployment will reduce the risk and cost associated with sewer cross bores. We constructed a functional sewer system covering five hectares at one of our facilities to test the accuracy of the technology. We purposefully created cross bores in the system at several points to determine if the technology could locate them. The technology found all the cross bores with no false negatives. We are currently transitioning the technology to the field for live testing. After achieving positive results deploying this technology in a controlled test bed at one of our NY facilities, the next step was to test this process in the field. This technology was tested after new pipe installation via trenchless methods as well as in validation runs where sewer cross bores were identified in the field through the existing process. In all cases, the technology was able to verify the locations of the cross bores accurately. We are now working to gather more field data to support the validation of this technology.
- We have been working with a Canadian valve manufacturer to develop a service isolation valve to locally and remotely isolate a gas service. The application has become necessary due to recent industry incidents in the US. The valve has passed all industry and National Grid required testing and can be installed on service lines up to 11 bar of pressure. The valve can take a switched signal from any source and locally isolate the gas service. Signals include flood, fire, seismic, under-pressurisation, over-pressurisation and methane. The valve can also be closed via a wireless signal from National Grid. The intent of this initiative is to incorporate the valve into an integrated safety solution with network communications that has the ability to remotely isolate the service under various hazard conditions while communicating alarms to the utility. We are currently pilot testing versions of this valve integrated with cellular and LoRaWan communications networks. To enhance the functionality of the service isolation valve, we have been working to develop and deploy enhanced residential methane detectors (RMDs).
- In connection with the deployment of the 75 service isolation valves, we have European manufactured RMDs, as part of the integrated safety solution, that are powered by 120 V and hard-wired to the valve control which complicates the installation of the solution at scale. To improve this overall solution, we are working with several manufacturers on RMDs with enhanced features: first to power the unit with long-term batteries (current technology limits battery life to three years); and second, to introduce wireless communication to the valve controller (as current technology requires wiring from the RMD to the isolation valve). We are developing an RMD with communications technology that would allow installation of the RMD in residential and commercial locations. RMDs with network communication will be one of the main components to the integrated safety solution along with the service isolation valve. We are starting trial testing to validate performance of the RMD's battery life and ability to communicate across various networks.
- We are partnering with another NY utility and a company in California on the development of an advanced RMD which is focused on early detection of gas leaks. This technology is focused on improving the detection of leaks to maximise response time to real hazards. The RMD is in its third prototype phase of development and has shown to be capable of precise and accurate detection of methane at the parts per million level. We are deploying several of these prototypes in a controlled test facility that will undergo methane dispersion through typical household leak scenarios. The performance of the RMDs will be evaluated against an established testing protocol that competing technologies have undergone.
- National Grid has begun supporting research into the ability to use hydrogen in its gas distribution systems with the intent of reducing the overall carbon footprint of the gas network. We are formally collaborating in several R&D projects with various other organisations. National Grid and the Institute for Gas Innovation & Technology (IGIT) at Stony Brook University are leading participants in the HyBlend Collaborative Research and Development Agreement (CRADA). This CRADA is a $14 million research programme sponsored by the United States Department of Energy's Hydrogen and Fuel Cell Technologies Office (HFTO) in the Office of Energy Efficiency and Renewable Energy and 22 other industry and academic participants which will identify and evaluate the technical and safety requirements for introducing hydrogen blending into US gas distribution systems. The HyBlend CRADA will be led by the National Renewable Energy Laboratory (NREL) and implemented by six other national laboratories. This effort is currently in the project formation stage and is expected to officially kick off in summer 2021.

The Company is pursuing the above R&D efforts to drive innovations that will improve safety, reliability and operational efficiency of our gas business operations.

Unresolved SEC staff comments

There are no unresolved SEC staff comments required to be reported.

249
Alternative performance measures/non-IFRS reconciliations Within the Annual Report, a number of financial measures are presented. These measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-GAAP financial measures. An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable. The Group has defined the following financial measures as APMs derived from IFRS: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the ‘adjusted profit measures’ section below, net debt, capital investment, funds from operations (FFO), FFO interest cover and retained cash flow (RCF)/adjusted net debt. For each of these we present a reconciliation to the most directly comparable IFRS measure. We also have a number of APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures (RPMs). They comprise: Group Return on Equity (RoE), UK and US regulatory RoE, regulated asset base, regulated financial performance, regulatory gearing, asset growth, Value Added, including Value Added per share and Value Growth. These measures include the inputs used by utility regulators to set the allowed revenues for many of our businesses. We use RPMs to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company’s Annual Performance Plan (APP) and Long Term Performance Plan (LTPP) and contribute to how we reward our employees. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business and to ensure a complete understanding of Group performance. As the starting point for our RPMs is not IFRS, and these measures are not governed by IFRS, we are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS. Alternative performance measures Net revenue Net revenue is revenue less pass-through costs, such as UK system balancing costs, gas and electricity commodity costs in the US and, prior to the adoption of IFRS 15, payments to other UK network owners. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. 2021 2020 2019 Gross revenue Pass- through costs Net revenue Gross revenue Pass- through costs Net revenue Gross revenue Pass- through costs Net revenue £m £m £m £m £m £m £m £m £m UK Electricity Transmission 3,992 (2,062) 1,930 3,702 (1,528) 2,174 3,351 (1,397) 1,954 UK Gas Transmission 904 (233) 671 927 (242) 685 896 (227) 669 US Regulated 9,195 (3,253) 5,942 9,205 (3,460) 5,745 9,846 (3,978) 5,868 NGV and Other 715 — 715 736 — 736 876 — 876 Sales between segments (27) — (27) (30) — (30) (36) — (36) Total 14,779 (5,548) 9,231 14,540 (5,230) 9,310 14,933 (5,602) 9,331 Adjusted profit measures In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year- on-year. The various measures are presented on pages 30 – 39 and reconciled below. Adjusted results, also referred to as Headline results – these exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that is used to derive part of the incentive target set annually for remunerating certain Executive Directors, and further details of these items are included in Note 5 to the financial statements. Underlying results – further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). For 2020/21, as highlighted on page 251, our underlying results exclude £207 million (2019/20: £147 million) of timing differences as well as £150 million (2019/20: £nil) of major storm costs (as costs were above our $100 million storm cost timing threshold in the current year). We expect to recover major storm costs incurred through regulatory mechanisms in the US. Constant currency – the adjusted profit measures are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency movements. National Grid plc Annual Report and Accounts 2020/21 Additional Information Other unaudited financial information 250

Reconciliation of statutory, adjusted and underlying profits and earnings – at actual exchange rates – continuing operations Year ended 31 March 2021 Statutory Exceptionals and remeasurements Adjusted Timing Major storm costs Underlying £m £m £m £m £m £m UK Electricity Transmission 1,027 7 1,034 88 — 1,122 UK Gas Transmission 337 5 342 96 — 438 US Regulated 1,344 (31) 1,313 23 150 1,486 NGV and Other 187 50 237 — — 237 Total operating profit 2,895 31 2,926 207 150 3,283 Net finance costs (870) (72) (942) — — (942) Share of post-tax results of joint ventures and associates 58 8 66 — — 66 Profit before tax 2,083 (33) 2,050 207 150 2,407 Tax (442) 26 (416) (41) (39) (496) Profit after tax 1,641 (7) 1,634 166 111 1,911 Year ended 31 March 2020 Statutory Exceptionals and remeasurements Adjusted Timing Major storm costs Underlying £m £m £m £m £m £m UK Electricity Transmission 1,316 4 1,320 (146) — 1,174 UK Gas Transmission 347 1 348 54 — 402 US Regulated 880 517 1,397 239 — 1,636 NGV and Other 237 5 242 — — 242 Total operating profit 2,780 527 3,307 147 — 3,454 Net finance costs (1,113) 64 (1,049) — — (1,049) Share of post-tax results of joint ventures and associates 87 1 88 — — 88 Profit before tax 1,754 592 2,346 147 — 2,493 Tax (480) 47 (433) (45) — (478) Profit after tax 1,274 639 1,913 102 — 2,015 Year ended 31 March 2019 Statutory Exceptionals and remeasurements Adjusted Timing Major storm costs Underlying £m £m £m £m £m £m UK Electricity Transmission 778 237 1,015 77 — 1,092 UK Gas Transmission 267 36 303 38 — 341 US Regulated 1,425 299 1,724 (223) 93 1,594 NGV and Other 400 — 400 — — 400 Total operating profit 2,870 572 3,442 (108) 93 3,427 Net finance costs (1,069) 76 (993) — — (993) Share of post-tax results of joint ventures and associates 40 — 40 — — 40 Profit before tax 1,841 648 2,489 (108) 93 2,474 Tax (339) (149) (488) 36 (24) (476) Profit after tax 1,502 499 2,001 (72) 69 1,998 National Grid plc Annual Report and Accounts 2020/21 Additional Information | Other unaudited financial information 251

Reconciliation of adjusted and underlying profits – at constant currency At constant currency Adjusted at actual exchange rate Constant currency adjustment Adjusted Timing Major storm costs Underlying Year ended 31 March 2020 £m £m £m £m £m £m UK Electricity Transmission 1,320 — 1,320 (146) — 1,174 UK Gas Transmission 348 — 348 54 — 402 US Regulated 1,397 (56) 1,341 229 — 1,570 NGV and Other 242 1 243 — — 243 Total operating profit 3,307 (55) 3,252 137 — 3,389 Net finance costs (1,049) 30 (1,019) — — (1,019) Share of post-tax results of joint ventures and associates 88 (1) 87 — — 87 Profit before tax 2,346 (26) 2,320 137 — 2,457 At constant currency Adjusted at actual exchange rate Constant currency adjustment Adjusted Timing Major storm costs Underlying Year ended 31 March 2019 £m £m £m £m £m £m UK Electricity Transmission 1,015 — 1,015 77 — 1,092 UK Gas Transmission 303 — 303 38 — 341 US Regulated 1,724 (46) 1,678 (217) 91 1,552 NGV and Other 400 (1) 399 — — 399 Total operating profit 3,442 (47) 3,395 (102) 91 3,384 Net finance costs (993) 19 (974) — — (974) Share of post-tax results of joint ventures and associates 40 (1) 39 — — 39 Profit before tax 2,489 (29) 2,460 (102) 91 2,449 Earnings per share calculations from continuing operations – at actual exchange rates The table below reconciles the profit before tax from continuing operations as per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency. Profit after tax Non- controlling interest Profit after tax attributable to shareholders Weighted average number of shares Earnings per share Year ended 31 March 2021 £m £m £m millions pence Statutory 1,641 (1) 1,640 3,523 46.6 Adjusted (also referred to as Headline) 1,634 (1) 1,633 3,523 46.4 Underlying 1,911 (1) 1,910 3,523 54.2 Profit after tax Non- controlling interest Profit after tax attributable to shareholders Weighted average number of shares Earnings per share Year ended 31 March 2020 £m £m £m millions pence Statutory 1,274 (1) 1,273 3,461 36.8 Adjusted (also referred to as Headline) 1,913 (1) 1,912 3,461 55.2 Underlying 2,015 (1) 2,014 3,461 58.2 Profit after tax Non- controlling interest Profit after tax attributable to shareholders Weighted average number of shares Earnings per share Year ended 31 March 2019 £m £m £m millions pence Statutory 1,502 (3) 1,499 3,386 44.3 Adjusted (also referred to as Headline) 2,001 (3) 1,998 3,386 59.0 Underlying 1,998 (3) 1,995 3,386 58.9 National Grid plc Annual Report and Accounts 2020/21 Additional Information Other unaudited financial information continued 252

Timing and regulated revenue adjustments As described on pages 228 – 235, our allowed revenues are set in accordance with our regulatory price controls or rate plans. We calculate the tariffs we charge our customers based on the estimated volume of energy we expect will be delivered during the coming period. The actual volumes delivered will differ from the estimate. Therefore, our total actual revenue will be different from our total allowed revenue. These differences are commonly referred to as timing differences.  If we collect more than the allowed revenue, adjustments will be made to future prices to reflect this over-recovery, and if we collect less than the allowed level of revenue, adjustments will be made to future prices to reflect the under-recovery. In the US, a substantial portion of our costs are pass-through costs (including commodity and energy-efficiency costs) and are fully recoverable from our customers. Timing differences between costs of this type being incurred and their recovery through revenue are also included in timing. The amounts calculated as timing differences are estimates and subject to change until the variables that determine allowed revenue are final.  Our continuing operating profit for the year includes a total estimated in-year under-collection of £207 million (2019/20: £147 million under-collection). Our closing balance at 31 March 2021 was £54 million over-recovered. In the UK, there was a cumulative under-recovery of £150 million at 31 March 2021 (2020: over-recovery of £24 million). In the US, cumulative timing over-recoveries at 31 March 2021 were £198 million (2020: £240 million over-recovery). The total estimated in-year over- or under-collection excludes opening balance adjustments related to estimates or finalisation of balances as part of regulatory submissions. In addition to the timing adjustments described above, as part of the RIIO price controls in the UK, outperformance against allowances as a result of the totex incentive mechanism, together with changes in output-related allowances included in the original price control, will almost always be adjusted in future revenue recoveries, typically starting in two years’ time. We are also recovering revenues in relation to certain costs incurred (for example pension contributions made) in prior years.  Our current IFRS revenues and earnings include these amounts that relate to certain costs incurred in prior years or that will need to be repaid or recovered in future periods. Such adjustments will form an important part of the continuing difference between reported IFRS results and underlying economic performance based on our regulatory obligations.  For our UK Regulated businesses as a whole, timing and regulated revenue adjustments totalled a return of £184 million in the year (2019/20: £92 million recovery). In the US, accumulated regulatory entitlements cover a range of different areas, with the most significant being environmental remediation and pension assets, as well as deferred storm costs.  All regulatory entitlements are recoverable (or repayable) over different periods, which are agreed with the regulators to match the expected payment profile for the liabilities. UK Electricity Transmission UK Gas Transmission US Regulated Total £m £m £m £m 1 April 2020 opening balance&sup1; 18 16 227 261 Over/(under) recovery (88) (96) (23) (207) 31 March 2021 closing balance to (recover)/return&sup3; (70) (80) 204 54 UK Electricity Transmission UK Gas Transmission US Regulated Total £m £m £m £m 1 April 2019 opening balance&sup1; (127) 59 452 384 Over/(under) recovery 146 (54) (229) (137) 31 March 2020 closing balance to (recover)/return2,3 19 5 223 247 UK Electricity Transmission UK Gas Transmission US Regulated Total £m £m £m £m 1 April 2018 opening balance&sup1; (41) 97 235 291 Over/(under) recovery (77) (38) 217 102 31 March 2019 closing balance to (recover)/return2,3 (118) 59 452 393 1. Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in the UK and the US. 2. US over/(under) recovery and all US Regulated balances have been translated using the average exchange rate for the year ended 31 March 2021. 3. The over-recovered closing balance at 31 March 2021 was £48 million (translated at the closing rate of $1.38:£1). 31 March 2020 was £264 million (translated at the closing rate of $1.24:£1). 31 March 2019 was £407 million (translated at the closing rate of $1.30:£1). National Grid plc Annual Report and Accounts 2020/21 Additional Information | Other unaudited financial information 253

Capital investment ‘Capital investment’ or ‘investment’ refer to additions to property, plant and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture during the period. We also include the Group’s investments by National Grid Partners during the period, which are classified for IFRS purposes as non-current financial assets in the Group’s consolidated statement of financial position. Investments made to our St William Homes LLP arrangement are excluded based on the nature of this joint venture arrangement. We typically contribute property assets to the joint venture in exchange for cash and accordingly do not consider these transactions to be in the nature of capital investment. Year ended 31 March  At actual exchange rates At constant currency 2021 2020 % change 2021 2020 % change£m £m £m £m UK Electricity Transmission 1,072 1,043 3 1,072 1,043 3 UK Gas Transmission 176 249 (29) 176 249 (29) US Regulated 3,223 3,228 — 3,223 3,098 4 NGV and Other 460 559 (18) 460 559 (18) Group capital expenditure 4,931 5,079 (3) 4,931 4,949 — Equity investment, funding contributions and loans to joint ventures and associates&sup1; 78 56 39 78 54 44 Acquisition of National Grid Renewables (formerly Geronimo) and Emerald — 209 n/a — 195 n/a Increase in financial assets (National Grid Partners) 38 61 (38) 38 59 (36) Group capital investment 5,047 5,405 (7) 5,047 5,257 (4) 1. Excludes £nil (2020: £15 million) equity contribution to the St William Homes LLP joint venture. Net debt See note 29 on page 187 for the definition and reconciliation of net debt. Cash flow statement used in credit metric calculation The table below re-analyses our IFRS operating cash flows for the purposes of facilitating calculation of certain measures of credit worthiness – being RCF/ adjusted net debt and FFO/adjusted net debt as described further below. The differences between this table and the consolidated cash flow statement relate to the disaggregation of cash flows relating to items considered ‘exceptional’ as described in note 5, as explained within the footnotes below: 2021 2020 2019 Notes £m £m £m Cash flows from operating activities Total operating profit from continuing operations 2(b) 2,895 2,780 2,870 Adjustments for: Exceptional items and remeasurements 5 31 527 572 Other fair value movements (22) — — Depreciation, amortisation and impairment 1,672 1,640 1,588 Share-based payments 27 19 27 Changes in working capital 312 269 40 Changes in provisions (195) (169) (110) Changes in pensions and other post-retirement benefit obligations (55) (92) (123) Cash flows relating to exceptional items (47) (60) (400) Cash generated from operations – continuing operations 4,618 4,914 4,464 Tax paid (157) (199) (75) Net cash inflow from operating activities – continuing operations 4,461 4,715 4,389 National Grid plc Annual Report and Accounts 2020/21 Additional Information Other unaudited financial information continued 254

Funds from operations and interest cover FFO is the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength. 2021 2020&sup1; 2019&sup1; Year ended 31 March  £m £m £m Interest expense (income statement) 977 1,119 1,066 Hybrid interest reclassified as dividend (38) (39) (51) Capitalised interest 131 122 135 Pensions interest adjustment (16) 16 (4) Interest on lease rentals adjustment — — 11 Unwinding of discount on provisions (78) (77) (74) Other interest adjustments — — 1 Adjusted interest expense 976 1,141 1,084 Net cash inflow from operating activities 4,461 4,715 4,389 Interest received on financial instruments 16 73 68 Interest paid on financial instruments (835) (957) (914) Dividends received 80 75 201 Working capital adjustment (312) (269) (40) Excess employer pension contributions 116 176 260 Hybrid interest reclassified as dividend 38 39 51 Lease rentals — — 34 Difference in net interest expense in income statement to cash flow (138) (187) (186) Difference in current tax in income statement to cash flow (67) 67 (13) Current tax related to prior periods 8 (45) (52) Cash flow from discontinued operations — (97) (71) Other fair value adjustments 22 — — Funds from operations (FFO) 3,389 3,590 3,727 FFO interest cover ((FFO + adjusted interest expense)/adjusted interest expense) 4.5 x 4.1 x 4.4 x 1. Numbers for 2020 and 2019 reflect the calculations for the total Group as based on the published accounts for the respective years.  National Grid plc Annual Report and Accounts 2020/21 Additional Information | Other unaudited financial information 255

Retained cash flow/adjusted net debt RCF/adjusted net debt is one of two credit metrics that we monitor in order to ensure the Group is generating sufficient cash to service its debts, consistent with maintaining a strong investment-grade credit rating. We calculated RCF/adjusted net debt applying the methodology used by Moody’s, as this is one of the most constrained calculations of credit worthiness. The net debt denominator includes adjustments to take account of the equity component of hybrid debt. 2021 2020 2019 Year ended 31 March  £m £m £m Funds from operations (FFO) 3,389 3,590 3,727 Hybrid interest reclassified as dividend (38) (39) (51) Ordinary dividends paid to shareholders (1,413) (892) (1,160) RCF (excluding share buybacks) 1,938 2,659 2,516 Repurchase of shares — — — RCF (net of share buybacks) 1,938 2,659 2,516 Borrowings&sup1; 32,339 30,794 28,730 Less: 50% hybrid debt (1,032) (1,054) (1,039) Cash and cash equivalents (157) (73) (252) Financial and other investments (1,768) (1,278) (1,311) Underfunded pension obligations 467 1,442 845 Operating leases adjustment&sup2; — — 248 Derivative balances removed from debt&sup2; — (116) 141 Currency swaps&sup2; — 203 38 Nuclear decommissioning liabilities reclassified as debt&sup2; — 6 18 Collateral – cash received under collateral agreements (582) (785) (558) Accrued interest removed from short-term debt&sup2; — (246) (223) Adjusted net debt (includes pension deficit) 29,267 28,893 26,637 RCF (excluding share buybacks)/adjusted net debt 6.6% 9.2% 9.4 % RCF (net of share buybacks)/adjusted net debt 6.6% 9.2% 9.4% 1. Before NECO reclassification. 2. Below agency threshold, prior year not restated. Regulatory Performance Measures Regulated financial performance – UK Regulatory financial performance is a pre-interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well-understood and comparable IFRS starting point and through the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate Group RoE. For the reasons noted above, the table below shows the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure. UK Electricity Transmission 2021 2020 2019 Year ended 31 March  £m £m £m Adjusted operating profit 1,034 1,320 1,015 Movement in regulatory ‘IOUs’ 188 (99) 174 Deferred taxation adjustment 60 63 64 RAV indexation (average 3% long-run inflation) 424 406 391 Regulatory vs IFRS depreciation difference (439) (459) (394) Fast money/other 28 26 72 Pensions (54) (52) (51) Performance RAV created 111 119 90 Regulated financial performance 1,352 1,324 1,361 National Grid plc Annual Report and Accounts 2020/21 Additional Information Other unaudited financial information continued 256

UK Gas Transmission 2021 2020 2019 Year ended 31 March £m £m £m Adjusted operating profit 342 348 303 Movement in regulatory ‘IOUs’ 34 67 68 Deferred taxation adjustment 12 25 8 RAV indexation (average 3% long-run inflation) 189 185 179 Regulatory vs IFRS depreciation difference (88) (77) (42) Fast money/other 25 (17) (10) Pensions (34) (34) (33) Performance RAV created (23) (24) (30) Regulated financial performance 457 473 443 Regulated financial performance – US US Regulated 2021 2020 2019 Year ended 31 March £m £m £m Adjusted operating profit 1,313 1,397 1,724 Provision for bad and doubtful debts (COVID-19), net of recoveries&sup1; 120 117 — Major storm costs 150 — 93 Timing 23 239 (223) US GAAP pension adjustment 3 (4) (80) Regulated financial performance 1,609 1,749 1,514 1. US Regulated financial performance includes an adjustment reflecting our expectation for future recovery of COVID-19-related provision for bad and doubtful debts. Total regulated financial performance 2021 2020 2019 Year ended 31 March £m £m £m UK Electricity Transmission 1,352 1,324 1,361 UK Gas Transmission 457 473 443 US Regulated 1,609 1,749 1,514 Total regulated financial performance 3,418 3,546 3,318 US timing, major storms and movement in UK regulatory ‘IOUs’ – Revenue related to performance in one year may be recovered in later years. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised under IFRS, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised under IFRS where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. In the UK, this is calculated as the movement in other regulated assets and liabilities. Performance RAV – UK performance efficiencies are in-part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is calculated as in-year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio. Pension adjustment – Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US Regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year. In the UK, this is calculated as cash payments against the regulatory proportion of pension deficits in the UK regulated business, whereas in the US, it is the difference between IFRS and US GAAP pension charges. 3% RAV indexation – Future UK revenues are expected to be set using an asset base adjusted for inflation. This is calculated as UK RAV multiplied by 3% (long-run RPI inflation assumption). UK deferred taxation adjustment – Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year. This is the difference between: (a) IFRS underlying EBITDA less other regulatory adjustments; and (b) IFRS underlying EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate. Regulatory depreciation – US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit. Fast/slow money adjustment – The regulatory remuneration of costs incurred is split between in-year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles. This is calculated as the difference between IFRS classification of costs as operating costs or fixed asset additions and the regulatory classification. National Grid plc Annual Report and Accounts 2020/21 Additional Information | Other unaudited financial information 257

Regulated asset base The regulated asset base is a regulatory construct, based on predetermined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long term, and this in turn contributes to delivering shareholder value. Our regulated asset base is comprised of our regulatory asset value in the UK, plus our rate base in the US. Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve between 5% and 7% growth in regulated asset base each year through continued investment in our networks in both the UK and US. In the UK, the way in which our transactions impact RAV is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990, and as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric, and therefore, it is not possible to provide a meaningful reconciliation between the two. In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not practical to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure. However, we include the calculation below. ‘Total Regulated and other balances’ includes the under or over-recovery of revenues that National Grid’s UK regulated businesses target to collect in any year, which are based on the regulator’s forecasts for that year. Under the UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base, including working capital where appropriate. The investment in ‘NGV and other businesses’ includes net assets excluding pensions, tax and items related to the UK Gas Distribution sale. Year ended 31 March (£m at constant currency) RAV, rate base or other business assets Total Regulated and other balances 2021 2020&sup1; 20212,3 20201,2,3 £m £m £m £m UK Electricity Transmission 14,565 14,133 14,379 13,772 UK Gas Transmission 6,307 6,298 6,333 6,291 US Regulated 20,041 18,598 22,015 20,211 Total regulated 40,913 39,029 42,727 40,274 NGV and other businesses 4,458 3,942 4,122 3,428 Total Group regulated and other balances 45,371 42,971 46,849 43,702 1. Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for opening balance adjustments following the completion of the UK regulatory reporting pack process in 2019, and finalisation of US balances. 2. Includes totex-related regulatory IOUs of £310 million (2020: £411 million), over-recovered timing balances of £150 million (2020: £24 million under-recovered) and under-recovered legacy balances related to previous price controls of £nil (2020: £78 million). 3. Includes assets for construction work-in-progress of £1,639 million (2020: £1,510 million), other regulatory assets related to timing and other cost deferrals of £806 million (2020: £642 million) and net working capital liabilities of £471 million (2020: £361 million). US rate base and other total regulated and other balances for 31 March 2020 have been restated in the table above at constant currency. At actual currency the values were £20.6 billion and £25.5 billion respectively. Group RoE Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It is the ratio of our regulatory financial performance to our measure of equity investment in assets. It therefore reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and non-controlling interests. We use Group RoE to measure our performance in generating value for our shareholders, and targets for Group RoE are included in the incentive mechanisms for executive remuneration within both the APP and LTPP schemes. Group RoE is underpinned by our regulated asset base. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical. However, we do include the calculations below. Calculation: Regulatory financial performance including a long-run assumption of 3% RPI inflation, less adjusted interest and adjusted taxation divided by equity investment in assets: • adjusted interest removes interest on pensions, capitalised interest in regulated operations and unwind of discount rate on provisions; • adjusted taxation adjusts the Group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest; and • equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of National Grid Ventures and Other activities and our share of joint ventures and associates, minus opening net debt as reported under IFRS restated to the weighted average £/$ exchange rate for the year. National Grid plc Annual Report and Accounts 2020/21 Additional Information Other unaudited financial information continued 258

2021 2020&sup1; 2019&sup1; Year ended 31 March £m £m £m Regulated financial performance 3,418 3,546 3,318 Operating profit of other activities 264 269 424 Group financial performance 3,682 3,815 3,742 Share of post-tax results of joint ventures and associates 66 88 40 Non-controlling interests (1) (1) (3) Adjusted Group interest charge (882) (1,069) (1,037) Group tax charge (416) (433) (488) Tax on adjustments (175) (117) (34) Group financial performance after interest and tax 2,274 2,283 2,220 Opening rate base/RAV 39,552 37,459 35,045 Opening other balances 3,984 3,304 2,298 Opening goodwill 5,295 5,435 5,356 Opening capital employed 48,831 46,198 42,699 Opening net debt (27,398) (27,194) (24,345) Opening equity 21,433 19,004 18,354 Return on Equity 10.6% 12.0% 12.1% 1. Group ROE in 2020 and 2019 have been recalculated to reflect the revision to decrease the comparative goodwill balances (see note 1F for details). UK and US regulated RoE Year ended 31 March Regulatory Debt: Equity assumption Achieved Return on Equity Base or Allowed Return on Equity 2021 2020 2021 2020% % % % UK Electricity Transmission 60/40 13.9 13.5 10.2 10.2 UK Gas Transmission 62.5/37.5 9.6 9.8 10.0 10.0 US Regulated Avg. 50/50 7.2 9.3 9.4 9.4 UK regulated RoE UK regulated RoEs are a measure of how the businesses are performing against the assumptions used by our UK regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator, and that RPI inflation is equal to a long-run assumption of 3%. They are calculated by dividing elements of out/under-performance versus the regulatory contract (i.e., regulated financial performance disclosed above) by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE. This is an important measure of UK regulated business performance, and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing under the RIIO framework and also helps investors to compare our performance with similarly regulated UK entities. Reflecting the importance of this metric, it is also a key component of the APP scheme. The UK RoE is underpinned by the UK RAV. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical. US regulated RoE US regulated RoE is a measure of how a business is performing against the assumptions used by the US regulators. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure and allowed cost of debt. The returns are divided by the average rate base (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure. This is an important measure of our US regulated business performance, and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of this metric, it is also a key component of the APP scheme. The US return is based on a calculation which gives proportionately more weighting to those jurisdictions which have a greater rate base. For the reasons noted above, no reconciliation to IFRS for the RoE measure has been presented, as we do not believe it would be practical to reconcile our IFRS balance sheet to the equity base. The table below shows the principal differences between the IFRS result of the US Regulated segment, and the ‘return’ used to derive the US RoE. In outlining these differences, we also include the result for the US regulated Operating Companies (OpCo) entities aggregated under US GAAP. In respect of 2019/20 and 2018/19, this measure is the aggregate operating profit of our US OpCo entities’ publicly available financial statements prepared under US GAAP. For 2020/21, this measure represents our current estimate, since local financial statements have yet to be prepared. National Grid plc Annual Report and Accounts 2020/21 Additional Information | Other unaudited financial information 259

2021 2020 2019 £m £m £m Underlying IFRS operating profit for US regulated segment 1,486 1,636 1,594 Weighted average £/$ exchange rate $1.341 $1.287 $1.305 2021 2020 2019 $m $m $m Underlying IFRS operating profit for US regulated segment 1,993 2,105 2,081 Adjustments to convert to US GAAP as applied in our US OpCo entities Adjustment in respect of customer contributions (59) (50) (50) Pension accounting differences&sup1; — (13) (10) Environmental charges recorded under US GAAP (108) (94) (117) Storm costs and recoveries recorded under US GAAP (113) (9) (112) Other regulatory deferrals, amortisation and other items 100 3 121 Results for US regulated OpCo entities, aggregated under US GAAP&sup2; 1,813 1,942 1,913 Adjustments to determine regulatory operating profit used in US RoE Levelisation revenue adjustment — (122) (48) Adjustment for COVID-19-related provision for bad and doubtful debts&sup3; 127 150 — Net other (32) 51 (1) Regulatory operating profit 1,908 2,021 1,864 Pensions&sup1; (46) 19 (95) Regulatory interest charge (539) (491) (457) Regulatory tax charge (348) (408) (345) Regulatory earnings used to determine US RoE 975 1,141 967 1. Following a change in US GAAP accounting rules, an element of the pensions charge is reported outside operating profit with effect from 2019. 2. Based on US GAAP accounting policies as applied by our US regulated OpCo entities. 3. US RoE includes an adjustment reflecting our expectation for future recovery of COVID-19-related bad and doubtful debt costs. 2021 2020 2019 $m $m $m US equity base (average for the year) 13,621 12,331 11,045 US RoE 7.2% 9.3% 8.8 % Value Added and Value Added per share and Value Growth Value Added is a measure that reflects the value to shareholders of our cash dividend and the growth in National Grid’s regulated and non-regulated assets (as measured in our regulated asset base, for regulated entities), and corresponding growth in net debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements. Value Added is derived using our regulated asset base and, as such, it is not practical to provide a meaningful reconciliation from this measure to an equivalent IFRS measure due to the reasons set out for our regulated asset base. However, the calculation is set out in the Financial review. Value Added per share is calculated by dividing Value Added by the weighted average number of shares (3,523 million) set out in note 8. Value Growth of 9.4% (2020: 10.7%) is derived from Value Added by adjusting Value Added to normalise for a 3% long-run RPI inflation rate. In 2021, the numerator for Value Growth was £1,995 million (2020: £2,068 million). The denominator is Group equity as used in the Group RoE calculation, adjusted for foreign exchange movements. Value Growth in 2020 has been recalculated from the previously reported 10.4% to reflect the revision to decrease the comparative goodwill balance (see note 1F for details). Asset growth Asset growth is the annual percentage increase in our RAV and rate base and other business balances (including the assets of NGV and NGP) calculated at constant currency. Regulatory gearing Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NGV, UK property and other assets and US other assets) is funded through debt. Comparative amounts as at 31 March 2020 are presented at historical exchange rates and have not been restated for opening balance adjustments. 2021 2020 As at 31 March £m £m UK RAV 20,872 20,431 US rate base 20,041 20,644 Other invested capital included in gearing calculation 4,458 4,105 Total assets included in gearing calculation 45,371 45,180 Net debt (including 100% of hybrid debt) (29,665) (28,590) change  Group gearing (based on 100% of net debt) 65% 63% 2 % pts Group gearing (excluding 50% of hybrid debt from net debt) 63% 61% 2 % pts National Grid plc Annual Report and Accounts 2020/21 Additional Information Other unaudited financial information continued 260

In compliance with SEC rules, we present a summarised analysis of movements in the income statement and an analysis of movements in adjusted operating profit (for the continuing group) by operating segment. This should be read in conjunction with the 31 March 2021 financial review included on pages 30 – 39. Analysis of the income statement for the year ended 31 March 2020  Revenue Revenue for the year ended 31 March 2020 decreased by £393 million to £14,540 million. This decrease was driven by lower revenues in our US Regulated, in our UK Gas Transmission business and in our NGV & Other businesses, partially offset by higher revenues in our UK Electricity Transmission business. US Regulated revenues were £641 million lower year-on-year, principally due to the impact of lower commodity pass-through costs, partly offset by new rates and the benefit of foreign exchange. UK Gas Transmission revenues were £27 million higher, driven by the return of allowances related to Avonmouth in the year ended 31 March 2019, partly offset by timing under-recoveries. UK Electricity Transmission revenues increased by £363 million, mainly as the result of higher BSIS pass-through costs (due to increased levels of renewable generation) and favourable timing over-collections (higher volumes and collection of prior period under- recoveries). Revenue from NGV and Other businesses decreased by £142 million, primarily driven by the significant level of sales in our Commercial Property business in the year ended 31 March 2019 and lower income from other support services.  Operating costs Operating costs for the year ended 31 March 2020 of £11,760 million were £303 million lower than the prior year. This decrease in costs included a £45 million reduction in exceptional items and remeasurements. Lower operating costs were driven by the reduction in US commodity pass-through costs and lower UK BSIS pass-through costs, partially offset by higher workforce costs, increased rates and property taxes, higher depreciation as a result of continued asset investment and the impact of movement in exchange rates. Net finance costs For the year ended 31 March 2020, net finance costs before exceptional items and remeasurements were £56 million higher than the year ended   31 March 2019 at £1,049 million, mainly as a result of swap termination and debt buy-back costs, lower capitalised interest, higher lease interest (as a result of IFRS16) and the impact of the stronger US dollar, partially offset by favourable tax interest and the impact of higher UK RPI inflation. Net finance costs in the year ended 31 March 2020 included remeasurement losses of £64 million on derivative financial instruments used to hedge our borrowings, compared to £76 million of remeasurement losses in the year ended 31 March 2019.  Tax  The tax charge on profits before exceptional items and remeasurements of £433 million was £55 million lower than the year ended 31 March 2019. This was mainly related to a lower level of profit before tax in the year ended 31 March 2020 compared to the year ended 31 March 2019, but was also the result of a benefit from the release of reserves following settlement of tax audits relating to earlier years and gains on chargeable disposals which were offset by previously unrecognised capital losses. In the year ended 31 March 2019, significantly higher gains on property disposals that were offset by previously unrecognised capital losses resulted in a lower underlying effective tax rate.  Exceptional items and remeasurements  In the year ended 31 March 2020, exceptional items included a £402 million charge associated with changes in our environmental provisions and an additional deferred tax charge of £192 million reflecting the impact of the remeasurement of the Group’s deferred tax liabilities as a result of a change in the substantively enacted UK corporation tax rate. Remeasurement losses of £125 million on commodity contracts were recognised in the year ended 31 March 2020. In the previous year, operating costs included £283 million of costs arising from the workforce contingency plan related to the Massachusetts Gas labour dispute, £204 million of restructuring charges in our UK and US businesses and £137 million related to the impairment of nuclear connection development costs following the cancellation of the NuGen and Horizon projects. These were partially offset by a net £52 million gain on remeasurement of commodity contracts. Finance costs for the year ended 31 March 2020 included a net loss of £64 million on financial remeasurements of derivative financial instruments used to hedge our borrowings, compared to a loss of £76 million on financial remeasurements in the year ended 31 March 2019. Share of post-tax results of joint ventures and associates before exceptional items for the year ended 31 March 2020 were £88 million compared to £40 million in the year ended 31 March 2019, principally due to increased profits in St William, our Property joint venture. Adjusted earnings and EPS from continuing operations  Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect the Group’s results on an ‘adjusted profit’ basis, described further in note 5. See page 252 for a reconciliation of adjusted basic EPS to EPS. The above earnings performance translated into adjusted EPS in the year ended 31 March 2020 of 55.2p, compared to 59.0p in the year ended 31 March 2019. Exchange rates  Our financial results are reported in sterling. Transactions for our US operations are denominated in dollars, so the related amounts that are reported in sterling depend on the dollar to sterling exchange rate. The table below shows the average and closing exchange rates of sterling to US dollars. 2019/20 2018/19 % change  Weighted average (income statement) 1.29 1.31 -1.42 % Year-end (statement of financial position) 1.24 1.30 4.79 % The movement in foreign exchange during the year ended 31 March 2020 has resulted in a £143 million increase in revenue, a £25 million increase in adjusted operating profit and a £21 million increase in operating profit. Analysis of the adjusted operating profit by segment for the year ended 31 March 2020 UK Electricity Transmission For the year ended 31 March 2020, revenue in the UK Electricity Transmission segment decreased by £351 million to £3,702 million, and adjusted operating profit increased by £305 million to £1,320 million. Revenue was significantly impacted by higher levels of pass-through costs related to balancing services in ESO, as a result of record levels of renewable generation in the year ended 31 March 2020. Excluding pass-through costs, net revenue was £220 million higher, principally reflecting timing over- recoveries (higher volumes and collection of prior period under-recoveries) along with higher revenues as a result of MOD impact from cyber and data centre allowances, offset by the true-up of totex allowances and RAV indexation from inflation. Regulated controllable costs were £26 million lower, reflecting inflation and higher IT costs more than offset by efficiency savings and the non-recurrence of ESO legal separation costs in the year ended 31 March 2019. Depreciation and amortisation was £24 million lower due to lower levels of asset commissioning and provision releases in the year ended 31 March 2020. Other costs were £34 million lower, principally relating to provision against income recognised on early termination of connections in the prior year.  Capital expenditure increased by £118 million compared with the year ended 31 March 2019 to £1,043 million reflecting increased activity on Hinkley Seabank, London Power Tunnels 2 and higher capex on the Dorset Visual Impact Provision project in the year ended 31 March 2020.  National Grid plc Annual Report and Accounts 2020/21 Additional Information Commentary on consolidated financial statements for the year ended 31 March 2020 261

UK Gas Transmission  Revenue in the UK Gas Transmission segment increased by £31 million to £927 million, and adjusted operating profit increased by £45 million to £348 million.  After deducting pass-through costs, net revenue was £16 million higher than the yeard ended 31 March 2019, reflecting the prior year refund of revenues previously received in respect of the proposed Avonmouth pipeline project that is no longer required. Regulated controllable costs were £17 million lower than the year ended 31 March 2019, with efficiency savings and an environmental provision release offsetting the higher IT run-the-business costs and the impact of inflation. Pension costs were £8 million lower mainly related to the Guaranteed Minimum Pension equalisation ruling in the year ended 31 March 2019. Depreciation and amortisation costs were £10 million lower following a full year impact of asset lives changes made in the year ended 31 March 2019. Other operating costs were £6 million higher than the year ended 31 March 2019, as a result of the release of unused provisions in the prior year.  Capital expenditure decreased by £59 million to £249 million, as a result of lower expenditure on Feeder 9 project (Humber Estuary), lower investment in Peterborough and Huntingdon compressor project and reduced asset health investment.  US Regulated  Revenue in our US Regulated business reduced by £641 million to £9,205 million, and adjusted operating profit decreased by £327 million to £1,397 million.  The stronger US dollar decreased revenue and operating profit in the year ended 31 March 2020. Excluding the impact of foreign exchange rate movements, revenue decreased by £783 million. Of this decrease, £575 million was due to increases in commodity pass-through costs charged on to customers, and £465 million was due to year-on-year timing movements as a result of under-collection of revenues compared to our regulatory allowances in the year ended 31 March 2020 of £239 million (2019: £226 million over-recovery). Excluding pass-through costs and timing swings, net revenue increased by £257 million at constant currency, principally reflecting increased revenue allowances under rate plans in upstate and downstate New York, in Massachusetts and in Rhode Island.  We incurred £76 million of deferrable storm costs in the year ended 31 March 2020 through a number of storms that caused substantial damage to our electricity networks, but this fell below our $100 million threshold to qualify as ‘major’ and be excluded from our underlying results. This compared to £95 million in the year ended 31 March 2019, which as these this did exceed our threshold were stripped out of our underlying results in the previous year. Excluding the impact of foreign exchange movements, regulated controllable costs decreased by £51 million as a result of cost efficiencies (principally from the benefit of restructurings and contract management), partly offset by workload increases and inflation. Bad debt expense increased by £85 million at constant currency, driven by £117 million additional provision for receivables related to the impact of COVID-19. Depreciation and amortisation increased due to ongoing investment in our networks. Other operating costs were £61 million higher at constant currency, as a result of higher storms in underlying in the year ending 31 March 2020 partly offset by lower cost of removal.  Capital expenditure in the US Regulated business increased to £3,228 million in the year ending 31 March 2020, £578 million more than in the year ending 31 March 2019. At constant currency, this represented a £540 million increase in investment driven by higher investment in new and replacement gas mains and gas business enablement investment, the impact of the Massachusetts Gas labour dispute on capex in the year ending 31 March 2019 and increased investment in IT.  NGV and Other Revenue in NGV and Other reduced by £140 million to £736 million, and adjusted operating profit increased by £5 million to £242 million. This reflects lower revenues and profit on disposal of property sites in our UK commercial property business (due to significant sales made in the year ending 31 March 2019) and reduced income from support services supplied to Cadent compared to the prior year.  Capital expenditure in NGV and Other was £121 million higher than the year ending 31 March 2019 at £559 million, including the increased investment in a second French Interconnector, the North Sea Link interconnector to Norway and the Viking interconnector to Denmark. National Grid plc Annual Report and Accounts 2020/21 Additional Information Commentary on consolidated financial statements for the year ended 31 March 2019 continued 262

Financial summary (unaudited)  The financial summary set out below has been derived from the audited consolidated financial statements of National Grid for the five financial years ended 31 March 2021. It should be read in conjunction with the consolidated financial statements and related notes, together with the Strategic Report. The information presented below is adjusted for the matters described in the footnotes below for the years ended 31 March 2021, 2020, 2019, 2018 and 2017 where relevant and has been prepared under IFRS as issued by the IASB and as adopted by the EU.  Summary income statement (£m)  2021 2020 2019 2018&sup1; 2017 Continuing operations Revenue 14,779 14,540 14,933 15,250 15,035 Operating profit 2,895 2,780 2,870 3,493 3,208 Profit before tax 2,083 1,754 1,841 2,660 2,184 Profit after tax from continuing operations 1,641 1,274 1,502 3,549 1,810 (Loss)/profit after tax from discontinued operations — (9) 12 2 663 Total profit for the year 1,641 1,265 1,514 3,551 7,794 Profit for the year attributable to equity shareholders 1,640 1,264 1,511 3,550 7,795 Earnings per share Basic – continuing operations (pence) 46.6 36.8 44.3 102.5 48.1 Diluted – continuing operations (pence) 46.3 36.6 44.1 102.1 47.9 Basic – total (pence) 46.6 36.5 44.6 102.6 207.1 Diluted – total (pence) 46.3 36.3 44.4 102.1 206.2 Weighted average number of shares – basic (millions) 3,523 3,461 3,386 3,461 3,763 Weighted average number of shares – diluted (millions) 3,540 3,478 3,401 3,476 3,780 Dividends per ordinary share Paid during the year (pence) 49.00 47.83 46.52 128.97 43.51 Approved or proposed during the year (pence)&sup2; 49.16 48.57 47.34 45.93 128.65 Paid during the year ($) 0.628 0.615 0.607 1.751 0.555 Approved or proposed during the year ($) 0.682 0.625 0.618 0.624 1.642 1. Items previously reported for 2018 have been re-presented to reflect our investment in Quadgas HoldCo Limited being presented as a discontinued operation in 2019. 2. Following the disposal of UK Gas Distribution, 2017 includes a special interim dividend of 84.375 pence per share that was paid on 2 June 2017. Summary statement of net assets (£m)  2021 2020&sup1; 2019&sup1; 2018 2017 Non-current assets 57,278 61,759 55,466 52,106 52,266 Current assets 9,938 5,801 7,946 6,681 13,574 Total assets 67,216 67,560 63,412 58,787 65,840 Current liabilities (9,368) (8,564) (9,129) (8,697) (10,511) Non-current liabilities (37,988) (39,203) (34,715) (31,242) (34,945) Total liabilities (47,356) (47,767) (43,844) (39,939) (45,456) Net assets 19,860 19,793 19,568 18,848 20,384 Total shareholders’ equity 19,839 19,771 19,548 18,832 20,368 1. Items previously reported for 2019 and 2020 have been revised as detailed in note 1F. National Grid plc Annual Report and Accounts 2020/21 Additional Information Five year summary financial information 263

National Grid plc Annual Report and Accounts 2020/21 Additional Information

Definitions and glossary of terms

Our aim is to use plain English in this Annual Report and Accounts. However, where necessary, we do use a number of technical terms and abbreviations. We summarise the principal ones below, together with an explanation of their meanings. The descriptions below are not formal legal definitions. Alternative and Regulatory Performance Measures are defined on pages 250 – 262.

A

Adjusted interest
A measure of the interest charge of the Group, calculated by making adjustments to the Group reported interest charge.

Adjusted net debt
A measure of the indebtedness of the Group, calculated by making adjustments to the Group reported borrowings, including adjustments made to include elements of pension deficits and exclude elements of hybrid debt financing.

Adjusted results (also referred to as headline results)
Financial results excluding the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by National Grid management that forms part of the incentive target set annually for remunerating certain Executive Directors, and further details of these items are included in note 5 to the Financial Statements.

American Depositary Shares (ADSs)
Securities of National Grid listed on the New York Stock Exchange, each of which represents five ordinary shares. They are evidenced by American Depositary Receipts or ADRs.

Annual General Meeting (AGM)
Meeting of shareholders of the Company held each year to consider ordinary and special business as provided in the Notice of AGM.

B

BEIS
The Department for Business, Energy and Industrial Strategy, the UK government department responsible for business, industrial strategy, and science and innovation with energy and climate change policy.

Board
The Board of Directors of the Company (for more information see pages 72 and 73).

bps
Basis point (bp, bps) is a unit that is equal to 1/100th of 1% and is typically used to denote the movement in a percentage-based metric such as interest rates or RoE. A 0.1% change in a percentage represents 10 basis points.

BritNed
BritNed Development Limited, a joint venture company in which National Grid and Tennet, the Dutch national transmission system operator, each hold 50% of the shares.

C

Called-up share capital
Shares (common stock) that have been issued and have been fully paid for.

Capital tracker
In the context of our US rate plans, this is a mechanism that allows the recovery of the revenue requirement of incremental capital investment above that embedded in base rates, including depreciation, property taxes and a return on the incremental investment.

Carbon capture usage and storage (CCUS)
The process of capturing carbon dioxide (CO_2) for the purpose of recycling it for further usage and/or determining safe and permanent storage options for it.

Carrying value
The amount at which an asset or a liability is recorded in the Group's statement of financial position and the Company's balance sheet.

The Company, the Group, National Grid, we, our or us
We use these terms to refer to either National Grid plc itself or to National Grid plc and/or all or certain of its subsidiaries, depending on context.

Consolidated financial statements
Financial statements that include the results and financial position of the Company and its subsidiaries together as if they were a single entity.

Constant currency
'Constant currency basis' refers to the reporting of the actual results against the results for the same period last year, which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2021, which was $1.34 to £1. The average rate for the year ended 31 March 2020 was $1.29 to £1, and for the year ended 31 March 2019 was $1.31 to £1. Assets and liabilities as at 31 March 2020 have been retranslated at the closing rate at 31 March 2021 of $1.38 to £1. The closing rate for the balance sheet date 31 March 2020 was $1.24 to £1.

Contingent liabilities
Possible obligations or potential liabilities arising from past events for which no provision has been recorded, but for which disclosure in the financial statements is made.

COP26
The 26th UN Climate Change Conference of the Parties which the UK will host at the Scottish Event Campus in Glasgow on 1–12 November 2021. The climate talks will bring together heads of state, climate experts and campaigners to agree coordinated action to tackle climate change. The Company is a principal partner of COP26.

COVID-19
COVID-19 or coronavirus disease is an infectious disease caused by a newly discovered coronavirus which spreads through droplets of saliva or discharge from the nose when an infected person coughs or sneezes.

CPIH
The UK Consumer Prices Index including Owner Occupiers' Housing Costs as published by the Office for National Statistics.

D

Dth
Decatherm, being an amount of energy equal to 1 million British thermal units (BTUs), equivalent to approximately 293 kWh.

DB
Defined benefit, relating to our UK or US (as the context requires) final salary pension schemes.

DC
Defined contribution, relating to our UK or US (as the context requires) pension schemes to which National Grid, as an employer, pays contributions based on a percentage of employees' salaries.

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

Derivative
A financial instrument or other contract where the value is linked to an underlying index, such as exchange rates, interest rates or commodity prices. In most cases, we exclude contracts for the sale or purchase of commodities that are used to supply customers or for our own needs from this definition.

Directors/Executive Directors/Non-executive Directors
The Directors/Executive Directors and Non-executive Directors of the Company, whose names are set out on pages 72 and 73 of this document.

Distributed energy resources (DER)
Decentralised assets, generally located behind the meter, covering a range of technologies including solar, storage, electric vehicle charging, district heating, smart street lighting and combined heat and power.

National Grid plc Annual Report and Accounts 2020/21 Additional Information

Definitions and glossary of terms continued

Dollars or $
Except as otherwise noted, all references to dollars or $ in this Annual Report and Accounts relate to the US currency.

E

Earnings per share (EPS)
Profit for the year attributable to equity shareholders of the Company allocated to each ordinary share.

Electricity System Operator (ESO)
The party responsible for the long-term strategy, planning and real-time operation (balancing supply and demand) of the electricity system in Great Britain.

Electricity Transmission (ET)
National Grid's UK electricity transmission business.

Employee engagement
A key performance indicator (KPI), based on the percentage of favourable responses to certain indicator questions repeated in each employee survey. It is used to measure how employees think, feel and act in relation to National Grid. Research shows that a highly engaged workforce leads to increased productivity and employee retention. We use employee engagement as a measure of organisational health in relation to business performance.

Employee resource group (ERG)
A group of employees who join together in their workplace based on shared characteristics or life experiences.

Estate Tax Convention
The convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes.

EU
The European Union (EU) is the economic and political union of 27 member states located in Europe. The UK left the European Union on 31 January 2020.

Exchange Act
The US Securities Exchange Act 1934, as amended.

F

FERC
The US Federal Energy Regulatory Commission.

Finance lease
A lease where the asset is treated as if it was owned for the period of the lease, and the obligation to pay future rentals is treated as if they were borrowings. Also known as a capital lease.

Financial year
For National Grid this is an accounting year ending on 31 March. Also known as a fiscal year.

FRS
A UK Financial Reporting Standard as issued by the UK Financial Reporting Council (FRC). It applies to the Company's individual financial statements on pages 217 – 223, which are prepared in accordance with FRS 101.

Funds from Operations (FFO)
A measure used by the credit rating agencies of the operating cash flows of the Group after interest and tax but before capital investment.

G

Gas Transmission (GT)
National Grid's UK gas transmission business.

Grain LNG
National Grid Grain LNG Limited.

Great Britain (GB)
England, Wales and Scotland.

Group Value Growth
Group Value Growth is Group-wide value added expressed as a proportion of Group equity. See page 34 for an explanation of Value Added.

GW
Gigawatt, an amount of power equal to 1 billion watts (10^9 watts).

GWh
Gigawatt hours, an amount of energy equivalent to delivering 1 billion watts (10^9 watts) of power for a period of one hour.

H

HMRC
HM Revenue & Customs. The UK tax authority.

HVDC
High-voltage, direct-current electric power transmission that uses direct current for the bulk transmission of electrical power in contrast to the more common alternating current systems.

I

IAS or IFRS
An International Accounting Standard (IAS) or International Financial Reporting Standard (IFRS), as issued by the International Accounting Standards Board (IASB). IFRS is also used as the term to describe international generally accepted accounting principles as a whole.

Individual financial statements
Financial statements of a company on its own, not including its subsidiaries or joint ventures and associates.

Interest cover
A measure used by the credit rating agencies, calculated as FFO plus adjusted interest divided by adjusted interest.

J

Joint venture (JV)
A company or other entity that is controlled jointly with other parties.

K

KEDLI
KeySpan Gas East Corporation, also known as KeySpan Energy Delivery Long Island.

KEDNY
The Brooklyn Union Gas Company, also known as KeySpan Energy Delivery New York.

KPI
Key performance indicator.

kW
Kilowatt, an amount of power equal to 1,000 watts.

L

LIPA
The Long Island Power Authority.

LNG
Liquefied natural gas is natural gas that has been condensed into a liquid form, typically at temperatures at or below -161°C (-258°F).

Lost time injury (LTI)
An incident arising out of National Grid's operations that leads to an injury where the employee or contractor normally has time off for the following day or shift following the incident. It relates to one specific (acute) identifiable incident which arises as a result of National Grid's premises, plant or activities, and was reported to the supervisor at the time and was subject to appropriate investigation.

Lost time injury frequency rate (LTIFR)
The number of lost time injuries (LTIs) per 100,000 hours worked in a 12-month period.

M

MADPU
The Massachusetts Department of Public Utilities.

MW
Megawatt, an amount of power equal to 1 million watts.

National Grid plc Annual Report and Accounts 2020/21

Additional Information | Definitions and glossary of terms

MWh
Megawatt hours, an amount of energy equivalent to delivering 1 million watts (10^6) of power for a period of one hour.

N

National Grid Metering Limited (NGM)
The Company's UK regulated metering business.

National Grid Partners (NGP)
The Company's venture investment and innovation business established in November 2018.

National Grid Renewables (NGR)
This business, which includes the renewables development company formerly known as Geronimo, is a leading developer of wind and solar generation based in Minneapolis in the US. National Grid acquired Geronimo in July 2019.

National Grid Ventures (NGV)
The Company's division that operates outside its core UK and US regulated businesses, comprising a broad range of activities in the UK and US, including National Grid Renewables, electricity interconnectors, the Grain LNG terminal and energy metering, as well as being tasked with investment in adjacent businesses and distributed energy opportunities.

National Transmission System (NTS)
The gas National Transmission System in Great Britain.

NECO
The Narragansett Electric Company, National Grid's electricity transmission and distribution service provider to, as well as a natural gas distribution company in, Rhode Island.

NECO Sale
The agreed sale by National Grid to PPL of NECO, conditional upon completion of the WPD Acquisition and receipt of certain regulatory approvals, which is expected to complete before the end of the first quarter of 2022.

Nemo Link
Nemo Link Limited, a joint venture company in which National Grid and Elia, the Belgian national transmission system operator each hold 50% of the shares.

Net Promoter Score (NPS)
A commonly used tool to measure customer experience to gauge the loyalty of a company's customer relationships. It is an index ranging from -100 to +100.

Net zero
Net zero means that a person, legal entity (such as a company), country or other body's own emissions of greenhouse gases are either zero or that its remaining greenhouse gas emissions are balanced by schemes to offset, through the removal of an equivalent amount of greenhouse gases from the atmosphere, such as planting trees or using technology like carbon capture and storage.

New England
The term refers to a region within northeastern US that includes the states of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont. National Grid's New England operations are primarily in the states of Massachusetts and Rhode Island.

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

OPEB
Other post-employment benefits.

Ordinary shares
Voting shares entitling the holder to part ownership of a company. Also known as common stock. National Grid's ordinary shares have a nominal value of $12^{204/473}$ pence following the share consolidation approved at the General Meeting of the Company held on 19 May 2017.

P

Paris Agreement
The agreement, also known as the Paris Climate Accord, within the United Nations Framework Convention on Climate Change dealing with greenhouse gas emissions mitigation, adaptation and finance starting in the year 2020, and adopted by consensus on 12 December 2015.

PPL
PPL Corporation, a US energy company headquartered in Pennsylvania.

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

Rate plan
The term given to the mechanism by which a US utility regulator sets terms and conditions for utility service, including, in particular, tariffs and rate schedules. The term can mean a multi-year plan that is approved for a specified period, or an order approving tariffs and rate schedules that remain in effect until changed as a result of future regulatory proceedings. Such proceedings can be commenced through a filing by the utility or on the regulator's own initiative.

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

Regulatory IOUs
Net under/over-recoveries of revenue from output-related allowance changes, the totex incentive mechanism, legacy price control cost true-up and differences between allowed and collected revenues.

Retained cash flow (RCF)
A measure of the cash flows of the Group used by the credit rating agencies. It is calculated as funds from operations less dividends paid and costs of repurchasing scrip shares.

Revenue decoupling
Revenue decoupling is the term given to the elimination of the dependency of a utility's revenue on the volume of gas or electricity transported. The purpose of decoupling is to encourage energy-efficiency programmes by eliminating the disincentive a utility otherwise has to such programmes.

RIIO
Revenue = Incentives + Innovation + Outputs, the regulatory framework for energy networks issued by Ofgem.

RIIO-T1
The regulatory framework for transmission networks that was implemented in the eight-year price controls that started on 1 April 2013.

RIIO-2
The regulatory framework for energy networks issued by Ofgem which started on 1 April 2021.

National Grid plc Annual Report and Accounts 2020/21 Additional Information

Definitions and glossary of terms continued

RIPUC
The Rhode Island Public Utilities Commission.

RPI
The UK retail price index as published by the Office for National Statistics.

S

Scope 1 greenhouse gas emissions
Scope 1 emissions are direct greenhouse gas emissions that occur from sources that are owned or controlled by the Company. Examples include emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.

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

SF_6
Sulphur hexafluoride is an inorganic, colourless, odourless and non-flammable greenhouse gas. SF_6 is used in the electricity industry as a gaseous dielectric medium for high-voltage circuit breakers, switchgear and other electrical equipment. The Kyoto protocol estimated that the global warming potential over 100 years of SF_6 is 23,900 times more potent than that of CO_2.

Share premium
The difference between the amount shares are issued for and the nominal value of those shares.

STEM
Science, technology, engineering and mathematics.

Subsidiary
A company or other entity that is controlled by National Grid.

Swaption
A swaption gives the buyer, in exchange for an option premium, the right, but not the obligation, to enter into an interest-rate swap at some specified date in the future. The terms of the swap are specified on the trade date of the swaption.

T

Task Force on Climate-relate Financial Disclosures (TCFD)
A body, established in 2015 comprising 31 members from across the G20, whose role is to develop recommendations for more informed investment and enable stakeholders to better understand the concentrations of carbon-related assets in the financial sector and the financial system's exposures to climate-related risk.

Taxes borne
Those taxes that represent a cost to the Company and are reflected in our results.

Taxes collected
Those taxes that are generated by our operations but do not affect our results. We generate the commercial activity giving rise to these taxes and then collect and administer them on behalf of tax authorities.

Tax Convention
Tax Convention means the income tax convention between the US and the UK.

Tonne
A unit of mass equal to 1,000 kilogrammes, equivalent to approximately 2,205 pounds.

Tonnes carbon dioxide equivalent (CO_2e)
A measure of greenhouse gas emissions in terms of the equivalent amount of carbon dioxide.

Totex
Total expenditure, comprising capital and operating expenditure.

Treasury shares
Shares that have been repurchased but not cancelled. These shares can then be allotted to meet obligations under the Company's employee share schemes.

Total Societal Impact (TSI)
TSI is a methodology that attempts to calculate the total benefit to society from a company's products, services, operations, core capabilities and activities.

U

UK
The United Kingdom, comprising England, Wales, Scotland and Northern Ireland.

UK Corporate Governance Code (the Code)
Guidance, issued by the Financial Reporting Council in 2018, on how companies should be governed, applicable to UK listed companies, including National Grid, in respect of reporting periods starting on or after 1 January 2019.

UK GAAP
Generally accepted accounting practices in the UK. These differ from IFRS and from US GAAP.

Underlying EPS
Underlying results for the year attributable to equity shareholders of the Company allocated to each ordinary share.

Underlying results
The financial results of the Company, adjusted to exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such, and to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues as well as major storm costs (where these are above $100 million threshold in a given year).

US
The United States of America, its territories and possessions, any state of the United States and the District of Columbia.

US GAAP
Generally accepted accounting principles in the US. These differ from IFRS and from UK GAAP.

US state regulators (state utility commissions)
In the US, public utilities' retail transactions are regulated by state utility commissions, including the New York Public Service Commission (NYPSC), the Massachusetts Department of Public Utilities (MADPU) and the Rhode Island Public Utilities Commission (RIPUC).

V

Value growth
Value growth is the Value Added, adjusted to normalise for a 3% long-run RPI inflation rate, expressed as a proportion of Group equity. See page 259.

W

WPD
PPL WPD Investments Limited and its subsidiaries. The group is the UK's largest electricity distribution business and includes four distribution network operators.

WPD Acquisition
The agreement by National Grid to acquire WPD, which is subject to certain regulatory approvals and is expected to complete by July 2021.

National Grid plc Annual Report and Accounts 2020/21 Additional Information

Want more information or help?

Equiniti

For queries about ordinary shares:

0800 169 7775
This is a Freephone number from landlines within the UK, mobile costs may vary. Lines are open 8.30am to 5.30pm, Monday to Friday, excluding public holidays. If calling from outside the UK: +44 (0) 800 169 7775. Calls from outside the UK will be charged at the applicable international rate.

Visit help.shareview.co.uk for information regarding your shareholding (from here you will also be able to email a query securely).

National Grid Share Register
Equiniti
Aspect House
Spencer Road, Lancing
West Sussex BN99 6DA

The Bank of New York Mellon

For queries about American Depositary Shares:

1-800-466-7215
If calling from outside the US:
+1-201-680-6825

adrbnymellon.com
Email: shrrelations@cpushareownerservices.com

BNY Mellon – ADR
PO Box 505000
Louisville, KY 40233-5000

Further information about National Grid, including share price and interactive tools, can be found on our website: nationalgrid.com/investors

Beware of share fraud

Investment scams are often sophisticated and difficult to spot. Shareholders are advised to be wary of any unsolicited advice or offers, whether over the telephone, through the post or by email. If you receive any unsolicited communication, please check the company or person contacting you is properly authorised by the Financial Conduct Authority (FCA) before getting involved. Be ScamSmart and visit fca.org.uk/scamsmart. You can report calls from unauthorised firms to the FCA by calling 0800 111 6768.

Financial calendar

The following dates have been announced or are indicative:

20 May 2021	2020/21 full-year results
3 June 2021	Ordinary shares and ADRs go ex-dividend for 2020/21 final dividend
4 June 2021	Record date for 2020/21 final dividend
10 June 2021	Scrip reference price announced
21 July 2021 (5pm London time)	Scrip election date
26 July 2021	2021 AGM
18 August 2021	2020/21 final dividend paid to qualifying shareholders
18 November 2021	2021/22 half-year results
2 December 2021	Ordinary shares and ADRs go ex-dividend for 2021/22 interim dividend
3 December 2021	Record date for 2021/22 interim dividend
9 December 2021	Scrip reference price announced
20 December 2021 (5pm London time)	Scrip election date for 2021/22 interim dividend
19 January 2022	2021/22 interim dividend paid to qualifying shareholders

Dividends

The Directors are recommending a final dividend of 32.16 pence per ordinary share ($2.2812 per ADS) to be paid on 18 August 2021 to shareholders on the register as at 4 June 2021. Further details on dividend payments can be found on page 39. If you live outside the UK, you may be able to request that your dividend payments are converted into your local currency.

Under the Deposit agreement, a fee of up to $0.05 per ADS can be charged for any cash distribution made to ADS holders, including cash dividends. ADS holders who receive cash in relation to the 2020/21 final dividend will be charged a fee of $0.02 per ADS by the Depositary prior to the distribution of the cash dividend.

Have your dividends paid directly into your bank or building society account:

- your dividend reaches your account on the payment day;
- it is more secure – cheques sometimes get lost in the post; and
- no more trips to the bank.

Elect to receive your dividends as additional shares:
Join our scrip dividend scheme; no stamp duty or commission to pay.

Electronic communications

Please register at shareview.co.uk.

It only takes a few minutes to register – just have your 11-digit Shareholder Reference Number to hand. You will be sent an Activation Code to complete registration.

Once you have registered, you can elect to receive your shareholder communications electronically.

Registered office

National Grid plc was incorporated on 11 July 2000. The Company is registered in England and Wales No. 4031152, with its registered office at 1–3 Strand, London WC2N 5EH.

Share dealing

Postal share dealing: Equiniti offer our European Economic Area resident shareholders a share dealing service by post. This service is available to private shareholders resident within the European Economic Area, the Channel Islands or the Isle of Man. If you hold your shares in CREST, you are not eligible to use this service. For more information and to obtain a form, please visit shareview.co.uk or call Equiniti on 0800 169 7775.

Internet and telephone share dealing: Equiniti also offer telephone and online share dealing at live prices. For full details together with terms and conditions, please visit shareview.co.uk. You can call Equiniti on 0345 603 7037 for further details, or to arrange a trade. Lines are open Monday to Friday, 8.00am to 4.30pm for dealing, and until 6.00pm for enquiries.

ShareGift: If you only have a small number of shares that would cost more for you to sell than they are worth, you may wish to consider donating them to ShareGift. ShareGift is a registered charity (No. 1052686) which specialises in accepting such shares as donations. For more information, visit sharegift.org or contact Equiniti.

Individual Savings Accounts (ISAs): ISAs for National Grid shares are available from Equiniti. For more information, call Equiniti on 0345 300 0430 or visit shareview.co.uk/ISA.

National Grid plc Annual Report and Accounts 2020/21 Additional Information

Cautionary statement

This document comprises the Annual Report and Accounts for the year ended 31 March 2021 for National Grid and its subsidiaries.

It contains the Directors' Report and Financial Statements, together with the independent auditor's report thereon, as required by the Companies Act 2006. The Directors' Report, comprising pages 1 – 113 and 224 – 262 has been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to National Grid.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union and any legislation introduced to facilitate the attainment of net zero emissions targets; announcements from and decisions by governmental bodies or regulators, including the implementation of the RIIO-2 price control as well as increased economic uncertainty following the COVID-19 pandemic; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change, and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of our activities; network failure or interruption, the inability to carry out critical non-network operations, and damage to infrastructure, due to adverse weather conditions, including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of our IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against our peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this document include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in our borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for us to maintain financial resources in certain parts of our business and restrictions on some subsidiaries' transactions, such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in our regulated businesses and whether aspects of our activities are contestable; the funding requirements and performance of our pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with our employees or the breach of laws or regulations by our employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow our business to deliver our strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the WPD Acquisition, the NECO Sale and the proposed sale of a majority stake in the Group's UK Gas Transmission business, and joint ventures.

For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report and the risk factors on pages 236 – 239 of this document. In addition, new factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this document.

The contents of any website references in this document do not form part of this document.

National Grid plc Annual Report and Accounts 2020/21

Bringing net zero to life children's art competition

For this year's Annual Report and Accounts we decided to do something different for our front cover. We ran a competition for children to draw or paint a picture or design, in colour, to bring to life what they thought 'net zero' means for an energy company like National Grid.

Prizes of Amazon vouchers were awarded to an overall winner, as well to winners for each of the age groups: 6 and under, 7 to 11 and 12 to 16.



Kailyn Brenn
US
Overall Winner



Leo Harry Jamieson
UK
Joint winner
Age group 12–16



Rona Khanji
US
Winner
Age group 7–11


0 waste Plastic
Net zero

Zuri De Hazra-Sarkar
UK
Winner
Age group 6 and under



Niamh O'Sullivan
US
Runner-up
Age group 12–16



Eleni LaFond
US
Joint winner
Age group 12–16



Hadeeja Khan
UK
Runner-up
Age group 6 and under

We were delighted with the quality and variety of entries received from children both in our UK and US operating regions. Scan the QR code to see more of the runners-up entries.

Special Prize
Cornelia Perry, UK, age group 6 and under, was awarded a special prize for her amazing model and video of the net zero office of the future.





MIX
Paper from responsible sources
FSC www.fsc.org FSC® C022913

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

Through protecting standing forests, under threat of clearance, carbon is locked in that would otherwise be released. These protected forests are then able to continue absorbing carbon from the atmosphere, referred to as REDD (Reduced Emissions from Deforestation and forest Degradation). This is now recognised as one of the most cost-effective and swiftest ways to arrest the rise in atmospheric CO_2 and global warming effects. Additional to the carbon benefits is the flora and fauna this land preserves, including a number of species identified at risk of extinction on the IUCN Red List of Threatened Species.

Designed and produced by Superunion
superunion.com

O\odji\g#Hmd_#kg^# 1‚3#Tom\i_# Mji_ji#XD2O#5FI## Vido`_#Ldib_jh dWj_edWb]h_Z-Yec

Further Information

Share ownership

At 3 June 2021, the latest practicable date, none of the directors had an individual beneficial interest amounting to greater than 1% of the Company’s shares.

Material interests in share

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

BlackRock, Inc. has held 7.29% of our outstanding share capital as at 31 March 2018, which percentage remained the same as at 31 March 2019 and as at 31 March 2020. As noted on page 242 of the 2020/2021 Annual Report and Accounts, we have been notified that BlackRock, Inc. held 7.21% of our outstanding share capital as at 31 March 2021, and such holdings decreased as at 31 May 2021 to 7.16% and remained the same as at 3 June 2021.

The Capital Group Companies, Inc. held 3.88% of our outstanding share capital as at each of 31 March 2018, 31 March 2019, 31 March 2020 and 31 March 2021, and such holdings remained unchanged as at 3 June 2021.

Competrol International Investments Limited held 3.72% of our outstanding share capital as at 31 March 2018, which percentage decreased to 3.69% of our outstanding share capital as at 31 March 2019 and to 2.97% as at 7 February 2020. Competrol International Investments Limited held 2.97% of our outstanding share capital as at 31 March 2021, and such holdings remained unchanged as at 3 June 2021.

Since 31 March 2021, we have not been notified of any other subsequent significant change in the percentage of shares held by the shareholders listed on page 242 of the 2020/2021 Annual Report and Accounts.
Material interest in American Depositary Shares

As at 3 June 2021, we had 12,103 registered holders of our American Depositary Shares (ADSs) representing ownership of 8.41% of our issued and outstanding share capital, excluding ordinary shares held in treasury. As at 3 June 2021, based on information available to us, we believe that approximately 8.45% of our issued and outstanding share capital (whether in the form of shares or ADSs), excluding shares held in treasury, was held beneficially in the United States.

Subsequent Events

Further to the announcement on 18 March 2021 of the WPD Acquisition, all regulatory approvals have now been received and completion of the transaction is expected to occur by on or about mid-June 2021.

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

Reports of Independent Registered Public Accounting Firms—Audit opinions for Form 20-F

In addition to the financial information set forth on the pages referenced under Item 18 in the Form 20-F Cross Reference Table on page vii, the reports of Deloitte LLP, Independent Registered Public Accounting Firm, are presented below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of National Grid plc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of National Grid plc (the "Company") and subsidiaries (together the “Group”) as at 31 March 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended 31 March 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 March 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as at 31 March 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 19 May 2021, expressed an unqualified opinion on the Group's internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 37 to the financial statements, the Group changed its method of accounting for leases in the year ended 31 March 2020 due to the adoption of IFRS 16, Leases.
Basis for Opinion
These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
The impact of climate change on property, plant and equipment - Refer to Notes 1E and 13 to the financial statements
Critical Audit Matter Description
The UK government and certain US states in which the Group operates have enacted legislation and established targets in respect of net zero carbon emissions by 2050. Accordingly climate change represents a strategic challenge for the Group, which has also set targets for reducing direct greenhouse gas emissions by the same date.
Natural gas, when burned, emits carbon dioxide and is considered a greenhouse gas. Therefore, the strategic challenge relates to the potential future use of the Group’s assets used to facilitate gas transmission services in the UK and gas distribution services in the US in the period approaching 2050 and beyond. The remaining useful economic life of the Group’s gas assets is up to 50 years in the UK and 80 in the US, extending well beyond the 2050 “net zero” commitment date. As described in note 13 to the financial statements, the impact of changing the useful economic lives of all of the Group’s gas assets, such that they would be fully depreciated by 2050, would be an increase in the annual depreciation expense of £195 million, and such that they would be fully depreciated by 2060, would be an increase in the annual depreciation expense of £82 million.
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
As described in note 13 to the financial statements management performed a detailed assessment of the potential uses for the Group’s gas assets as part of their consideration around whether developments in the UK and US towards binding carbon reduction targets should trigger any changes to National Grid’s estimates, judgements or disclosures, especially regarding gas asset lives. Management’s assessment included an overview of the legislative changes in the UK and US, and an evaluation of the possible future use of National Grid’s networks in a net zero carbon energy system.
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
In the UK, National Grid Gas Transmission (NGGT) owns and operates the National Transmission System (NTS). Pipelines represent the vast majority of the value that will be undepreciated by 2050. Having analysed the potential decarbonisation pathways, management has identified numerous potential uses for the Group’s UK gas pipeline assets in a net zero energy system including for the continued transmission of natural gas as a back-up fuel or in order for the transmission of hydrogen or other low or zero carbon gases.
Management concluded that the National Transmission System (NTS) pipeline assets in the UK will continue to have an economic use until 2070.
Management operated an entity level control to assess the accounting and disclosure impacts associated with the transitional and reputational risks of climate change to ensure these are considered and reflected appropriately in external reporting.
Management determined that disclosure of a key judgement in relation to the potential future use of the Group’s gas assets post-2050 and disclosure of the gas asset lives as a key estimate (note 1E to the financial statements), with appropriate sensitivity analysis (note 13 to the financial statements), was appropriate.
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
We challenged management’s judgement that the useful lives of the Group’s gas assets extend beyond 2050 in light of the different goals, commitments and legislation relating to net zero in the UK and the US states in which the Group operates by:
•assessing potential strategic pathways to achieve net zero targets;
•obtaining and reviewing government plans in the US and UK for achieving net zero which we compared to the potential strategic pathways;
•evaluating information from the Group’s regulators, including price controls in the UK and rate cases in the US, to consider whether they presented any contradictory evidence;
•performing an assessment of the likelihood of occurrence of alternative scenarios for achieving net zero targets;
•considering the potential for re-purposing the Group’s gas networks for alternative uses, and in particular for transporting hydrogen; and
•reading a number of external reports including: The Sixth Carbon Budget, produced by the Committee on Climate Change; the UK’s Climate Change White Paper, produced by the Department for Business, Energy & Industrial Strategy; and searching for contradictory evidence in respect of management’s judgements.
We utilised our sustainability specialists to review management’s key assumptions and to challenge the viability of some of the technological advances presented within the strategic pathways. We also consulted with Deloitte specialists in other countries regarding the suitability of existing gas infrastructure for transporting hydrogen.
We assessed the disclosures set out in note 1 to the financial statements and the sensitivity analysis set out in note 13 to the financial statements regarding the carrying value of the useful economic lives of the Group’s gas assets.
/s/ Deloitte LLP
London, United Kingdom
19 May 2021

The first accounting period we audited was 31 March 2018. In 2017, we began preparing for audit firm transition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of National Grid plc

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of National Grid plc (the “Company”) and subsidiaries (the “Group”) as of 31 March 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended 31 March 2021, of the Group and our report dated 19 May 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal control over financial reporting section appearing on page 236 of the Additional Information section. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
19 May 2021

Description
1.1	Articles of Association of National Grid plc adopted by Special Resolution passed on 30 July 2012. (Exhibit 1.1 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

2(a)
Amended and restated Deposit Agreement dated as of 23 May 2013 among National Grid plc and The Bank of New York Mellon, as Depository, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. (Exhibit 1 to National Grid plc Form F-6 dated 15 May 2013 File No. 333-178045)
Incorporated by reference

2(b).1
Amended and Restated Trust Deed dated 22 February 2012 among National Grid Gas plc, National Grid Gas Finance (No 1) plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).3 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)
Incorporated by reference

2(b).2
Amended and Restated Trust Deed dated 2 August 2011 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).5 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)
Incorporated by reference

2(b).3
Amended and Restated Trust Deed dated 10 September 2012 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).6 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)
Incorporated by reference

2(b).4
Amended and Restated Trust Deed dated 12 September 2014 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).9 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958)
Incorporated by reference

2(b).5
Amended and Restated Trust Deed dated 18 December 2014 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).10 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958)
Incorporated by reference

2(b).6
Amended and Restated Trust Deed dated 21 September 2015 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).13 to National Grid plc Form 20-F dated 7 June 2016 File No. 1-14958)
Incorporated by reference

2(b).7
Amended and Restated Trust Deed dated 9 December 2015 among National Grid USA, National Grid North America Inc. and the Law Debenture Trust Corporation p.l.c. relating to National Grid USA €4,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).14 to National Grid plc Form 20-F dated 7 June 2016 File No. 1-14958)
Incorporated by reference

2(b).8
Amended and Restated Trust Deed dated 30 July 2019 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to National Grid plc and National Grid Electricity Transmission plc €15,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).8 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)
Incorporated by reference

2(b).9
Amended and Restated Trust Deed dated 30 July 2019 among National Grid Gas plc and the Law Debenture Trust Corporation p.l.c. relating to a €10,000,000,000 Euro Medium Term Note Programme. (Exhibit 2(b).9 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)
Incorporated by reference

2(b).10
Trust Deed dated 5 September 2019 among NGG Finance plc, National Grid plc and the Law Debenture Trust Corporation p.l.c. relating to a €500,000,000 Fixed Rate Resettable Capital Securities due 2079. (Exhibit 2(b).10 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)
Incorporated by reference

2(b).11
Trust Deed dated 5 September 2019 among NGG Finance plc, National Grid plc and the Law Debenture Trust Corporation p.l.c. relating to a €750,000,000 Fixed Rate Resettable Capital Securities due 2082. (Exhibit 2(b).11 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)
Incorporated by reference

2(b).12
Trust Deed dated 7 August 2020 among National Grid plc, National Grid Electricity Transmission plc and the Law Debenture Trust Corporation p.l.c. relating to a €15,000,000,000 Euro Medium Term Note Programme.
Filed herewith

2(b).13	Trust Deed dated 22 October 2020 between National Grid North America and the Law Debenture Trust Corporation p.l.c. relating to a €8,000,000,000 Euro Medium Term Note Programme	Filed herewith

2(c)	Description of Securities Registered Under Section 12 of the Exchange Act. (Exhibit 2(c) to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)	Incorporated by reference

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

4(b).2
Share Purchase Agreement dated as of 17 March 2021, by and among PPL WPD Limited, National Grid Holdings One Plc and National Grid Plc (Schedules have been omitted from this filing pursuant to Item 601 (b) (2) of Regulation S-K. A copy of any omitted schedule will be furnished to the Securities and Exchange Commission upon request,
Filed herewith

4(c).2	Service Agreement among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2014. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 5 June 2014 File No. 1-14958)	Incorporated by reference

4(c).3
Amendment to Service Agreement among National Grid Electricity Transmission plc and John Mark Pettigrew dated 2 November 2015. (Exhibit 4(c).4 to National Grid plc Form 20-F dated 6 June 2016 File No. 1-14958)
Incorporated by reference

4(c).4	Service Agreement among National Grid Electricity Transmission plc and Nicola Shaw dated 23 March 2016. (Exhibit 4(c).4 to National Grid plc Form 20-F dated 6 June 2017 File No. 1-14958)	Incorporated by reference

4(c).5	Service Agreement among National Grid plc and Andrew Agg dated 21 December 2018. (Exhibit 4(c).5 to National Grid plc Form 20-F dated 4 June 2019 File No. 1-14958)	Incorporated by reference

4(c).6	Letter of Appointment—Sir Peter Gershon. (Exhibit 4(c).10 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).7	Letter of Appointment—Paul Golby. (Exhibit 4(c).11 to National Grid plc Form 20-F dated 12 June 2012 File No. 1-14958)	Incorporated by reference

4(c).8	Letter of Appointment—Nora Mead Brownell. (Exhibit 4(c).13 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).9	Letter of Appointment—Mark Williamson. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).10	Letter of Appointment—Jonathan Dawson. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).11	Letter of Appointment—Therese Esperdy. (Exhibit 4(c).14 to National Grid plc Form 20-F dated 10 June 2013 File No. 1-14958)	Incorporated by reference

4(c).12	Letter of Appointment—Amanda Mesler (Exhibit 4(c).13 to National Grid plc Form 20-F dated 4 June 2018 File No. 1-14958)	Incorporated by reference

4(c).13	Letter of Appointment—Earl Shipp. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 4 June 2019 File No. 1-14958)	Incorporated by reference

4(c).14	Employment Agreement among National Grid plc, National Grid USA and Dean Seavers dated 22 October 2014. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 5 June 2015 File No. 1-14958).	Incorporated by reference

4(c).15	Letter of Appointment—Jonathan Silver. (Exhibit 4(c).15 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)	Incorporated by reference

4(c).16	Letter of Appointment—Elizabeth (Liz) Hewitt. (Exhibit 4(c).16 to National Grid plc Form 20-F dated 25 June 2020 File No. 1-14958)	Incorporated by reference

4(c).17	Letter of Appointment—Paula Rosput Reynolds.	Filed herewith

4(c).17	National Grid plc Deferred Share Plan. (Exhibit 4.2 to National Grid plc S-8 dated 28 July 2011 File No. 333-175852)	Incorporated by reference

4(c).18	National Grid Executive Share Option Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

4(c).19	National Grid Group Share Matching Plan 2002. (Exhibit 4 (c) to National Grid Group Form 20-F dated 21 June 2002 File No. 1-14958)	Incorporated by reference

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

8
List of subsidiaries - The list of the Company’s significant subsidiaries as of 31 March 2021 is incorporated by reference to “Financial Statements—Notes to the consolidated financial statements—34. Subsidiary undertakings, joint venture and associates—Subsidiary undertakings” on pages 204-208 included in the Annual Report on Form 20-F for the financial year ended 31 March 2021. This list excludes subsidiaries that do not, in aggregate, constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X as at 31 March 2021.
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
Filed herewith

15.1	Consent of Deloitte LLP, independent registered public accounting firm to National Grid plc.	Filed herewith
17.1	Subsidiary guarantors and issuers of guaranteed securities	Filed herewith

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

NATIONAL GRID PLC

By: /s/ Andrew Agg
Andrew Agg
Chief Financial Officer

London, England
8 June 2021